Form 20-F
period 2002-12-31
ING GROEP NV
filed 2003-03-27
CIK 1039765

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14642

ING GROEP N.V.

(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
which registered
American Depositary Shares, each representing one ordinary share	New York Stock Exchange
Ordinary shares, nominal value EUR 0.24 per Ordinary share and Bearer Depositary receipts in respect of Ordinary shares*	New York Stock Exchange
7.70% Noncumulative Guaranteed Trust Preferred Securities	New York Stock Exchange
9.20% Noncumulative Guaranteed Trust Preferred Securities	New York Stock Exchange
8.439% Noncumulative Guaranteed Trust Preferred Securities	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value EUR 0.24 per Ordinary share	1,992,677,440
Bearer Depositary receipts in respect of Ordinary shares	1,991,847,194

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18 ✓

PART II
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	160
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	160
15.	CONTROL AND PROCEDURES	160
PART III
18.	FINANCIAL STATEMENTS	160
19.	EXHIBITS	160

PRESENTATION OF INFORMATION

In this Annual Report, references to “ING Groep N.V.”, “we” and “us” refer to the ING holding company, incorporated under the laws of the Netherlands, and references to “ING”, “ING Group”, the “Company” and the “Group”, refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.

ING presents its consolidated financial statements in euros, the currency of the Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars” and “U.S. Dollars” are to United States dollars and references to “EUR” and “€” are to euros.

Prior to January 1, 1999, ING prepared its financial statements in Dutch guilders (NLG). Subsequent to that date, ING’s Financial Statements have been prepared in euros. All Dutch guilder amounts appearing in or derived from ING’s Consolidated Financial Statements have been translated into euros at the official fixed conversion rate of EUR 1.00 = NLG 2.20371.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.0967 the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 5, 2003. Except as otherwise noted, financial statement amounts set forth in this Annual Report are presented in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”), which differ in certain significant respects from U.S. GAAP. Reference is made to Note 6 of Notes to the Consolidated Financial Statements for a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP. Certain amounts set forth herein may not sum due to rounding.

Unless otherwise indicated, gross premiums, gross premiums written and gross written premiums as referred to in this Annual Report include premiums (whether or not earned) for insurance policies written during a specified period, without deduction for premiums ceded, and net premiums, net premiums written and net written premiums include premiums (whether or not earned) for insurance policies written during a specified period, after deduction for premiums ceded.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-
LOOKING STATEMENTS

Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” “Selected Statistical Information on Banking Operations” and “Quantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,

•	changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including emerging markets,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates, including the euro-U.S. dollar exchange rate,

•	increasing levels of competition in the Netherlands and emerging markets,

•	changes in laws and regulations

•	regulatory changes relating to the banking or insurance industries,

•	changes in the policies of central banks and/or foreign governments,

•	general competitive factors, in each case on a global, regional and/or national basis.

ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See “Item 3. Key Information-Risk factors” and “Item 5. Operating and Financial Review and Prospects – Factors affecting results of operations.”

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

In the table below, we provide you with summary historical data of ING Group. We have prepared this information using the consolidated financial statements of ING Group for the five years ended December 31, 2002. The financial statements for the five fiscal years ended December 31, 2002 have been audited by Ernst & Young Accountants, independent auditors, except for the financial statements of ING Bank N.V., a direct wholly-owned subsidiary, which were audited by KPMG Accountants N.V. and whose report, only insofar as it relates to the 2002, 2001 and 2000 Consolidated Financial Statements, is based in part upon the reports of other auditors.

The consolidated financial statements are prepared in accordance with Dutch GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP in Note 6 of notes to the Consolidated Financial Statements.

In 2002, a significant difference existed between the net profit pursuant to Dutch GAAP accounting principles, which amounted to EUR 4,500 million, and the net profit pursuant to US GAAP accounting principles which amounted to EUR (9,627) million. This difference was primarily the result of the new goodwill requirements (SFAS 142) under US GAAP. As of January 2001, goodwill is no longer amortized, but tested for impairment annually. This change resulted in a non-cash transitional impairment loss in 2002, related to the carrying value of goodwill as at December 31, 2001, of EUR 13,103 million, which was required to be recognised under US GAAP net profit 2002 as the cumulative effect of changes in accounting principles. Excluding the effects of changes in accounting principles US GAAP net profit 2002 was EUR 3,476 million compared with EUR 1,770 million in 2001. Other than the transitional impairment loss in 2002 no additional goodwill impairments were recognized. Under ING Group accounting principles goodwill paid on acquisitions including related intangible assets are charged directly to Shareholders’ equity.

To provide more insight into the results of ING Group, a distinction is made between operational results and non-operational results. The non-operational results are disclosed separately.

The following information should be read in conjunction with, and is qualified by reference to the Group’s Consolidated Financial Statements, related Notes, and other financial information included elsewhere herein.

			Year ended December 31,
	2002	2002	2001(2)	2000(2)(3)	1999	1998(3)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Dutch GAAP Consolidated Income Statement Data
Operational income from insurance operations:
Gross premiums written:
Life	48,657	44,367	44,557	25,019	18,902	16,863
Non-life	8,683	7,917	5,903	4,095	3,510	3,585

Total	57,340	52,284	50,460	29,114	22,412	20,448
Investment income(4)(5)	11,983	10,926	10,336	8,067	6,760	6,003
Commission and other income	2,333	2,127	2,281	1,126	548	457

Total income from insurance operations	71,656	65,337	63,077	38,307	29,720	26,908
Operational income from banking operations:
Interest income	26,417	24,088	24,318	24,285	18,558	18,649
Interest expense	18,032	16,442	18,246	18,499	12,906	13,448

Net interest result	8,385	7,646	6,072	5,786	5,652	5,201
Commission	2,868	2,615	2,765	3,630	2,856	2,323
Other income	1,031	940	2,274	1,886	1,368	891

Total income from banking operations	12,284	11,201	11,111	11,302	9,876	8,415
Total operational income(6)	83,921	76,521	74,163	49,568	39,584	35,307

Non-operational items	307	280	325	8,597	1,693	937
Total income	84,228	76,801	74,488	58,165	41,277	36,244

Operational expenses from insurance operations:
Life	58,147	53,020	53,449	30,882	23,584	21,030
Non-life	8,932	8,144	6,057	4,263	3,736	3,813

Total operational expenses from insurance operations	67,079	61,164	59,506	35,145	27,320	24,843
Total operational expenses from banking operations(7)	10,674	9,733	8,941	8,697	7,895	7,610

Total operational expenses(6)	77,734	70,880	68,422	43,801	35,203	32,438

Non-operational items				395		302
Total expenses	77,734	70,880	68,422	44,196	35,203	32,740

			Year ended December 31,
	2002	2002	2001(2)	2000(2)(3)	1999	1998(3)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Operational result before taxation from insurance operations:
Life	3,859	3,519	2,941	2,723	2,062	1,725
Non-life	717	654	630	439	338	340

Total	4,576	4,173	3,571	3,162	2,400	2,065
Operational result before taxation from banking operations	1,610	1,468	2,170	2,605	1,981	804

Operational result before taxation	6,186	5,641	5,741	5,767	4,381	2,869
Taxation	1,158	1,056	1,165	1,612	1,059	719
Third-party interests	364	332	324	147	93	47

Operational net profit	4,664	4,253	4,252	4,008	3,229	2,103
Non-operational items after taxation	271	247	325	7,976	1,693	566

Net profit	4,935	4,500	4,577	11,984	4,922	2,669

Dividend on Preference shares of ING Groep N.V.	23	21	21	21	21	21

Net profit after deducting dividend on Preference shares of ING Groep N.V.	4,912	4,479	4,556	11,963	4,901	2,648
Dividend on Ordinary shares	2,117	1,930	1,914	2,173	1,573	1,178
Addition to shareholders’ equity	2,795	2,549	2,642	9,790	3,328	1,470
Operational net profit per Ordinary share(8)	2.41	2.20	2.20	2.09	1.68	1.12
Net profit per Ordinary share(8)	2.54	2.32	2.37	6.27	2.56	1.42
Net profit per Ordinary share and Ordinary share equivalent (fully diluted)(8)	2.54	2.32	2.35	6.18	2.52	1.40
Dividend per Ordinary share(8)	1.06	0.97	0.97	1.13	0.82	0.63
Interim Dividend	0.53	0.48	0.47	0.41	0.32	0.30
Final Dividend	0.54	0.49	0.50	0.72	0.50	0.33
Number of Ordinary shares outstanding (in millions)(8)	1,992.7	1,992.7	1,992.7	1,970.6	1,934.0	1,892.4
Dividend pay-out ratio(9)	44.1%	44.1%	44.1%	43.9%	44.4%	43.9%
U.S. GAAP Consolidated Income Statement Data
Total income (operational)	54,266	49,481	48,988	42,039	34,022	27,852
Net profit US GAAP, excluding cumulative effects in accounting principles	3,812	3,476	1,770	10,925	3,790	2,347
Cumulative effects of changes in accounting principles	(14,370)	(13,103)

Net profit US GAAP, including cumulative effects in accounting principles	(10,558)	(9,627)	1,770	10,925	3,790	2,347
Net profit per Ordinary share and Ordinary share equivalent(8)	(5.48)	(5.00)	0.90	5.64	1.94	1.23

			Year ended December 31,
	2002	2002	2001(2)	2000(2)(3)	1999	1998(3)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
Dutch GAAP Consolidated Balance Sheet Data
Total assets	785.7	716.4	705.1	650.2	492.8	394.9
Investments:
Insurance	235.6	214.8	241.0	219.2	137.5	109.7
Banking	92.6	84.4	70.2	59.1	59.5	41.2
Eliminations(10)	(1.8)	(1.6)	(3.8)	(1.1)	(1.2)	(1.1)

Total investments	326.4	297.6	307.4	277.2	195.8	149.8
Lending	311.9	284.4	254.2	246.8	201.8	153.7
Insurance provisions:
Life	204.0	186.0	204.6	193.3	101.0	79.4
Non-life	10.7	9.8	9.4	6.9	6.5	5.2

Total	214.7	195.8	214.0	200.2	107.5	84.6
Funds entrusted to and debt securities of the banking operations:
Savings accounts of the banking operations	126.2	115.1	69.6	52.4	47.0	42.5
Other deposits and bank funds	141.7	129.2	132.4	134.1	111.9	86.6
Debt securities of the banking operations	82.8	75.5	74.4	66.3	65.9	35.7

Total	350.7	319.8	276.4	252.8	224.8	164.8
Due to banks	105.6	96.3	107.8	94.7	75.3	76.0
Capital Stock (in millions)(11)	2,079.8	2,079.8	2,079.8	2,057.7	2,021.1	1,979.5
Shareholders’ equity	20.1	18.3	21.5	25.3	34.6	29.1
Shareholders’ equity per Ordinary share(8)	10.02	9.14	11.03	13.04	17.90	15.21
Shareholders’ equity per Ordinary share and Ordinary share equivalent(8)	10.02	9.14	10.92	12.86	17.65	14.93
U.S. GAAP Consolidated Balance Sheet Data
Total assets	836.3	762.5	752.3	693.4	509.7	417.4
Shareholders’ equity	27.5	25.1	38.8	41.6	40.4	37.2
Shareholders’ equity per Ordinary share and Ordinary share equivalent(8)	13.83	12.61	19.83	21.27	20.64	19.15

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.0967 to EUR 1.00, the noon buying rate in New York City on March 5, 2003 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	In 2001 acquisitions of ReliaStar and Aetna influenced the figures compared to earlier years. See Note 1.3 of Notes to the Consolidated Financial Statements.

(3)	Discontinued business: in 1998, we sold The Netherlands Insurance Companies in the US (net profit EUR 19 million), and we sold in 2000 Tiel Utrecht Group in the Netherlands (net profit EUR 63 million).

(4)	As of 2001 “Insurance operations-General” is no longer reported separately . The item previously accounted for under this heading are now included in either the life result or the non-life result. The years prior to 2001 are restated accordingly.

(5)	As from 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. The comparative figures have been adjusted accordingly.

(6)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 1.1. of Notes to the Consolidated Financial Statements.

(7)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and prospects — Liquidity and capital resources”.

(8)	Net profit per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and shareholders’ equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation, for the years 2002, 2001, 2000, 1999 and 1998, ING Groep N.V. shares held by Group companies were deducted from the applicable number of outstanding Ordinary shares. All amounts and numbers are presented after giving effect to all stock dividends and retroactive application of the Company’s 2 for 1 stock split, which became effective July 2, 2001. See Note 5.2.3 of Notes to the Consolidated Financial Statements.

(9)	The dividend pay-out ratio is based on operational net profit.

(10)	Consisting of investments in banking operations held by Group insurance companies, investments in insurance operations held by Group banking companies, and ING Groep N.V. shares held by Group insurance companies.

(11)	Reflects 2:1 stock split effected July 2, 2001.

EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of shares or ADSs on conversion of dividends, if any, paid in euros on the shares and will affect the U.S. dollar price of the ADSs on the New York Stock Exchange.

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate for U.S. dollars into euros based on the Noon Buying Rate. Effective January 1, 1999, the Dutch guilder became a component of the euro. As such, the Noon Buying Rates for 1998 are the Noon Buying Rates for the Dutch guilder, converted into euros at a rate of NLG 2.20371 to EUR 1.00.

		U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low
1998	1.1741	1.1113	1.2147	1.0549
1999	1.0070	1.0666	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003(through March 5 2003)(2)	1.0967	1.0828	1.0967	1.0361

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s Consolidated Financial Statements as of such date. See Note 1.5.1.4. of Notes to the Consolidated Financial Statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

Recent Exchange Rates of US dollars per Euro

The table below shows the high and low exchange rate of U.S. dollars per euro for the last six months

	High	Low
July 2002	1.0156	0.9730
August 2002	0.9882	0.9640
September 2002	0.9959	0.9685
October 2002	0.9881	0.9708
November 2002	1.0139	0.9895
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708

The Noon Buying Rate for euro on December 31, 2002 was EUR 1.00 = $ 1.0485 and the Noon Buying Rate for euro on March 5, 2003 was EUR 1.00 = $ 1.0967.

RISK FACTORS

Risks Related to the Financial Services Industry

We operate in highly competitive industries, including in our home market.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking and other products and services we provide. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors.

In the Netherlands, which is the largest market for our banking operations and the second largest for our insurance operations, a national policy historically favoring open markets and the presence of large domestic competitors in both the insurance and banking sectors has resulted in intense competition for virtually all of our products and services. In addition, the Dutch market is a mature market and one in which we already have significant market shares in most lines of business. We are currently the second largest bank in The Netherlands, with a 25% market share based upon total assets and a 26% market share based on total deposits. Our main competitors are ABN Amro, with a 34% market share based upon total assets and a 38% market share based on total deposits, and Rabo with a 20% market share based upon total deposits and a 21% market share based on total assets. In The Netherlands, we are also currently the largest insurance company, with a market share of 22% in the life insurance market and 11% in the non-life insurance market, each based on premium income. Our main competitors are Aegon with a 14% and 4% market share in the life and non-life markets respectively and Fortis with a 12% market share in both life and non-life. We also face significant competition in our other major markets. The level of competition in the Netherlands and our significant markets could adversely impact our ability to further increase or even maintain our market share.

In the United States, which is the largest market for our insurance operations, we focus on retail and worksite customers and corporate customers through two core operating units and own the second- largest broker-dealer network in the US with over 10,000 registered representatives. In general, ING Group enjoys top-five positions in most of its US business lines. Lower market shares are found in life insurance, where ING Group is the number seven player, and in mutual funds, where ING is in the top 25 based on assets under management. Our main competitors in the United States are large financial institutions, such as Citigroup, AIG, The Hartford and Aegon N.V..

In Belgium, our market share in the insurance market is 8% and our main competitors are Fortis Utrecht N.V. and Axa. We have a market share of 12% in the banking market and our main competitors are Fortis Utrecht N.V., Dexia S.A. and KBC Bank N.V. Increasing competition in these markets may significantly impact our results if we are unable to match the products and services with our competitors.

Changes in interest rates and other market factors may adversely affect our insurance, banking and asset management businesses.

Fluctuations in interest rates affect the returns we earn on fixed interest investments. Interest rate changes also affect the market values of, and the amounts of capital gains or losses we take on, the fixed interest securities we hold.

Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our banking assets and liabilities, and any gap position resulting from that composition, causes the banking operations’ net interest income to vary with changes in interest rates. In addition, variations in interest rate sensitivity may exist within the repricing periods or between the different currencies in which we hold interest rate positions. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or result from operations of our banking businesses. The insurance operations are exposed to interest rate movements with respect to guaranteed interest rates and policyholders reasonable expectations with respect to crediting rates. Asset portfolios backing these liabilities are managed accordingly. The current product portfolio also includes products where interest rate risks are entirely passed on to the policyholder, thereby reducing ING’s exposure to interest movements. Changes in interest rates can impact present and future earnings of the insurance operations and can affect the levels of new sales, surrenders or withdrawals.

In addition to interest rates, activity in the securities markets generally also significantly affects our banking, securities trading and brokerage activities, which tends to make those activities more volatile than other parts of our businesses. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices or the value of real estate assets. The insurance operations are exposed to movements in equity markets on two levels: 1) those business units which have direct equity holdings in the general accounts; and 2) those products where the revenues to the insurance operations are linked to the value of the equity funds, since this has an impact on the level of charges deducted for unit-linked and variable business. For a more detailed discussion of these products and the risks associated therewith, see “Item 11. Quantitative and qualitative disclosures of market risk”.

RISKS RELATED TO THE COMPANY

Our results may be affected by regional and emerging market exposures.

In 2002, we derived approximately 52% of our operational income from the North American market, and as a result, changes in the economy or financial markets of the United States and Canada may have a material adverse effect on our results.

Similarly, we derived approximately 22% of our 2002 operational income from our operations in the Netherlands. Accordingly, changes in the Dutch economy and levels of Dutch consumer spending and downturns in the Dutch real estate, securities and other markets may have a material adverse effect on our operations.

We derived approximately 12% of our operational income from commercial banking, investment banking and insurance operations in the emerging markets of South America, Asia and Central and Eastern Europe and are an active trader of emerging market loans and debt securities. Historically, our capital markets and securities trading activities in emerging markets have been more volatile than those in developed countries and are subject to certain risks, such as political and currency volatility risks, which we do not face in our more mature markets. In the past, we have experienced significant fluctuations in the results of our emerging markets trading operations and no assurance can be given that such fluctuations will not occur in future periods.

Fluctuations in exchange rates could adversely affect results of our operations outside the European Union.

We publish our Consolidated Financial Statements in euros. In 2002, we derived approximately 65% of our operational income from operations outside the European Union. Because of this exposure to non-Euro currencies, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar and the Japanese yen, into euros will impact our reported result from operations and cash flows from year to year. Exchange rate fluctuations will also affect the value (denominated in euros) of our investments in our non-European subsidiaries. Our obligations are primarily denominated in euros and we pay dividends on our Ordinary Shares in euros. The euro value of those dividends in other currencies is also subject to exchange rate fluctuations.

The contribution of North American operations to our results has grown substantially as a consequence of the acquisitions of ReliaStar and Aetna in 2000. As a result, our sensitivity to changes in the U.S. dollar has increased. Based on our expectation that the euro would strengthen with regard to the U.S. dollar in the future, we decided to hedge (at a spot rate of 0.868) the expected contribution of our North American operations to profit before taxation 2002. This means in practice that the impact of a change of the euro against the US dollar in 2002 has had a very limited effect on the net profit of ING Group.

Our insurance business is subject to losses from catastrophic events.

In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include weather and other natural catastrophes such as hurricanes, floods and earthquakes, as well as events such as the September 11, 2001 terrorist attacks in the US. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and may materially impact our results of operations.

Restrictions on shareholder rights could reduce the accountability of the directors and management to shareholders.

While holders of bearer receipts are entitled to attend and speak at general meetings of shareholders, they currently have no voting rights, and the Stichting Administratiekantoor ING Groep, the trust which holds our Ordinary shares, exercises the voting rights attached to the ordinary shares for which bearer receipts have been issued. In certain limited circumstances, an individual holder of bearer receipts who is a person may obtain voting rights by proxy from the trust. See “Item 7. Major shareholders and Related Party Transactions — Voting of the Ordinary Shares by holders of Bearer receipts as proxy for the Trust”. The Trust is required to make use of the voting rights attached to the ordinary shares in such a manner that (i) our interests and the interests of our affiliates are served; (ii) our interests and the interests of our affiliates and all parties concerned are safeguarded as well as possible; and (iii) influences which could violate our independence, continuity or identity or which are contrary to our interests or those of our affiliates are barred to the greatest extent possible. The Trust may, but has no obligation to, consult with the holders of bearer receipts or ADSs in exercising its voting rights in respect of ordinary shares.

Under our Articles of Association, approval of our annual accounts by the General Meeting of Shareholders acting as a corporate body discharges the members of the Executive Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned, unless an explicit reservation is made by the General Meeting, subject to certain provisions of Netherlands law (including provisions relating to liability of members of Supervisory Boards and Executive Boards upon bankruptcy of a company).

These arrangements differ substantially from U.S. practice and significantly affect the power of shareholders to affect the company’s business and operations and the accountability of the company’s directors and management.

See “Item 4. Information on the Company-Corporate Organization.”

Judgments Against Us May Be Difficult To Enforce.

Most of the members of ING Group’s Supervisory Board, its Executive Board and some of the experts named in this Annual Report are persons who are not residents of the United States. Most of the assets of the Group and those non-resident persons are located outside the United States. As a result, you may not be able to serve process on those persons within the United States or to enforce judgments against them in United States courts.

You also may not be able to enforce judgments of United States courts under the U.S. federal securities laws in courts outside the United States, including The Netherlands. The United States and The Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, you would not be able to enforce in The Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless and to the extent a competent court in The Netherlands gives binding effect to the judgment.

Item 4. Information on the Company

GENERAL

ING was established as a limited company on March 4, 1991 through the merger of Nationale-Nederlanden, the largest insurer in the Netherlands, and NMB Postbank Group, one of the largest banks. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands
Telephone +31 20 541 5411

Mission

ING’s mission is to be a leading, global, client-focused, innovative and low-cost provider of financial services through the distribution channels of the client’s preference in markets where ING can create value.

Satisfying the needs of our clients and delivering on the financial promises we make to our shareholders are our primary goals. In view of the increased stakeholder attention, the further internationalisation of ING and the rapid developments in the field of sustainability and corporate social responsibility, we continue to aim for a good balance between the interests of all stakeholders: clients, shareholders, employees and society as a whole.

After several years of rapid expansion through acquisition, the emphasis in the next few years is expected to be on consolidating ING’s strengths and achieving synergies, operational excellence and cost control.

Profile

ING Group is a global financial institution of Dutch origin with approximately 115,000 employees worldwide. ING offers banking, insurance and asset management to approximately 60 million clients in 60 countries. The clients are individuals, families, small businesses, large corporations, institutions and governments. ING comprises a broad spectrum of prominent businesses that increasingly serve their clients under the ING brand.

Key to ING’s retail business is its distribution philosophy: “click-call-face”. This is a flexible mix of internet, call centers, intermediaries and branches that enables ING to deliver what today’s clients expect: unlimited access, maximum convenience, immediate and accurate execution, personal advice, tailor-made solutions and competitive rates. ING’s wholesale product offering focuses strongly on its strengths in employee benefits/pensions, financial markets, corporate banking and asset management.

ING’s strategy is to achieve sustainable growth while maintaining healthy profitability. The Group’s financial strength, its broad range of products and services, the wide diversity of its profit sources and the good spread of risks form the basis for ING’s continuity and growth potential.

ING seeks a careful balance between the interests of its stakeholders, customers, employees and society at large. It expects all its employees to act in accordance with the Group’s Business Principles. These principles are based on ING’s core values: responsiveness to the needs of its customers, entrepreneurship, professionalism, teamwork and integrity.

In 2002, ING had total gross written premiums of EUR 52,284 million, making it the largest insurer in the Netherlands. For the year ended December 31, 2002, ING Group’s total operational income was EUR 76,521 million, and its net operational profit was EUR 4,253 million (both Dutch GAAP).

The following table sets forth ING Group’s operational income by geographical area for the years indicated:

	Year ended December 31,

	2002	2001	2000

	(EUR millions)
The Netherlands	16,939	16,971	16,599
Belgium	4,689	4,136	3,568
Rest of Europe	4,800	5,129	4,571
North America	39,982	38,475	19,435
South America	1,161	1,734	599
Asia	7,063	5,840	2,603
Australia	2,277	2,234	2,450
Other	446	294	171
	77,357	74,813	49,996

Revenue between geographic areas	(836)	(650)	(428)

Total income	76,521	74,163	49,568

CHANGES IN PRESENTATION

Until December 31, 2001 amortization of deferred acquisition costs (DAC) on insurance policies was accounted for as part of operating expenses of the insurance operations. In order to have a better view on the development of manageable operating expenses, we decided to transfer the amortisation of DAC to Underwriting expenditure. The comparable figures have accordingly been adjusted for all prior periods.

CHANGES IN THE COMPOSITION OF THE GROUP

On December 16, 2002, ING reached an agreement with Guardian Holdings of Trinidad and Tobago to sell its Fatum operations subject to regulatory approval. Fatum is active in life, non-life and health insurance in the Netherlands Antilles and Aruba.

On December 4, 2002, ING announced that it had reached agreement with Kookmin Bank (Korea) to extend the strategic alliance relationship with Kookmin. Under the terms of the agreement, ING Life Korea and Kookmin Bank will engage in bancassurance and asset management activities through their joint ventures.

On September 9, 2002, ING announced it completed the purchase of an additional 24% stake in ING Vysya Bank (India). The total purchase price was EUR 73 million. ING’s shareholding is now 44%.

On July 18, 2002, ING Group and Capital Group agreed to establish a joint venture life insurance company in Dalian, China. The new joint venture will be known as ING Capital Life Insurance Company Ltd. Both companies will own 50% of the joint venture. On December 17, 2002 the Chinese authorities gave approval to start the operations.

On May 13, 2002, ING completed its acquisition of a 49% stake in Sul América, a leading insurance company in Brazil, thus strengthening the existing partnership. As a result of the transaction ING’s total investment in Sul America consists of approximately EUR 188 million in cash, plus its 49% stake in SulAet, as well as its asset management operations in Brazil (ING Investment Management Brazil).

On April 12, 2002 ING Group acquired car lease company TOP Lease in the Netherlands. The total purchase price of the acquisition amounted to EUR 111 million. The goodwill amounted to EUR 70 million which was charged to Shareholders equity.

On April 10, 2002, ING and ANZ, one of Australia’s major banks, formed a funds management and life insurance joint venture in Australia. The joint venture, ING Australia Ltd. is owned 51% by ING and 49% by ANZ. ING Group contributed net assets to the new joint venture, which resulted in a net book profit of EUR 469 million accounted for in 2002, of which EUR 247 million was accounted for as nonoperational net profit and EUR 222 million was accounted for as operational net profit.

On February 26, 2002, ING Group increased its 49% stake in DiBa (Allgemeine Deutsche Direktbank) to a 70% interest by acquiring a further share participation in DiBa from BGAG, the investment company of a number of German trade unions. ING Group has an option to acquire the remaining 30% from BGAG. The figures of DiBa are fully consolidated, without a third-party interest. The total purchase price of the additional acquisition amounted to EUR 573 million, including goodwill amounting to EUR532 million which was charged to Shareholders’ equity.

On December 21, 2001, ING announced that it signed an agreement with Piraeus Bank in Greece, which sets out the final terms of a strategic alliance between the two financial groups.

The strategic alliance combines the distribution power of the retail banking network of Piraeus Bank and the agency network of ING’s insurance subsidiary Nationale-Nederlanden Greece (which comprises 300 branches and 2,500 agents in total).

In June 2001, ING Group announced that it had signed an agreement with Savia S.A. to acquire an additional stake of 45% in Seguros Comercial América (SCA), the largest insurance company in Mexico, for approximately USD 791 million. This transaction increased ING’s stake to a total of 87%. The acquisition was partly financed by the sale of shares. In September 2001 ING made a tender offer for the remaining 13% of SCA. In November 2001, ING announced that it had successfully closed the tender offer to purchase the remaining outstanding shares of SCA. The total acquisition price was approximately USD 180 million, and ING now owns 99.91% of the shares of SCA.

In March 2001, ING Group increased its shareholding in Bank Slaski to 82.8% for an amount of EUR 187 million. Bank Slaski merged with ING Bank Warsaw effective September 1, 2001. The combined bank, in which ING holds 88%, operates under the brand name ING Bank Slaski. Goodwill amounted to EUR 118 million and was charged to Shareholders’ equity.

ING Group has integrated its corporate and investment banking activities into EC ING Europe. The business units of the former Executive Centre Corporate & Investment Banking (CIB) have been fully integrated and the wholesale activities of former CIB, ING Bank, Bank Brussels Lambert (BBL) and BHF-Bank AG (BHF) are aligned along three business lines, Investment Banking, Corporate Financial Services and Financial Markets. The US domestic investment banking business of ING Barings was sold to ABN Amro for EUR 296 million in January 2001.

In 2000, ING Group reached agreement on the sale of its 100% interest in each of Tiel Utrecht Schadeverzekering N.V., Tiel Utrecht Levensverzekering N.V. and Tiel Utrecht Verzekerd Sparen N.V., insurance companies based in Utrecht, The Netherlands to De Goudse, a Dutch based insurance company. The proceeds comprised a cash consideration and a 20% interest in De Goudse. The result on disposal was recognised in the profit and loss account in the financial year 2000, as part of Income from investments of the insurance operations. The results of Tiel Utrecht have been included in the consolidated financial statements of ING Group up to and including December 31, 2000. As of December 31, 2000, Tiel Utrecht has been excluded from in the consolidated balance sheet of ING Group.

In December 2000, ING Group acquired the Financial Services and International businesses of the U.S. insurance company Aetna Inc. The total purchase price of the acquisition was EUR 8.3 billion, including EUR 3.0 billion of assumed debt, and was paid in cash (except for the assumed debt). The goodwill amounted to EUR 6.1 billion and has been charged to Shareholders’ equity. As of January 1, 2001, the results of Aetna Financial Services and Aetna International have been included in the consolidated financial statements of ING Group.

In September 2000, ING Group acquired a 100% interest in ReliaStar Financial Corp., a U.S. life insurance company. The total purchase price of the acquisition was EUR 6.7 billion, including EUR 1.1 billion of assumed debt, and was paid primarily in cash (except for the assumed debt). As of September 30, 2000, the results of ReliaStar have been included in the consolidated financial statements of ING Group.

RECENT DEVELOPMENTS

As of December 31, 2002, the revaluation reserve of ING Group for equity securities was EUR 0.6 billion (after tax). Due to a further decline of the stock markets, which was partly offset by hedging transactions with respect to the equities securities portfolio up to an amount of approximately EUR 4 billion (as of March 10, 2003), the revaluation reserve is EUR 0.7 billion negative (after tax) as of March 10, 2003 based upon the opening values on the Amsterdam Stock Exchange.

The ratio of available capital versus required capital of ING Verzekeringen N.V. decreased from 169% at December 31, 2002 to approximately 157% at March 10, 2003; still well above the regulatory required capital.

On February 25, 2003, ING announced the intention to appoint Dr. Claus Dieter Hoffmann (60), German nationality, as a member of the Supervisory Board as from April 15, 2003. Dr. Hoffmann was a member of the Board of Management of Robert Bosch GmbH until his retirement on June 30, 2002. From 1996 until his retirement he was the Chief Financial Officer of the Bosch Group. On February 6, 2003 ING announced the intention to appoint Mr. Wim Kok (64), Dutch nationality,as a member of the Supervisory Board as from April 15, 2003. From August 22, 1994 through July 22, 2002, Mr. Kok was Prime Minister and Minister for General Affairs of the Kingdom of the Netherlands. These appointment proposals will be an agenda item at the General Meeting of Shareholders of ING Group in April 2003.

At the General Meeting of Shareholders of ING Group in April 2003 Mrs. Lutgart van den Berghe and Mr. Mijndert Ververs will step down as members of the Supervisory Board of ING Group effective April 15, 2003. They are not eglible for reappointment because they have reached the maximum term of 12 years on the Supervisory Board. Mr. Hans Tietmeyer will also step down as a Supervisory Board member, having reached the statutory age limit of 72. In the same General Meeting of Shareholders of ING Group the reappointments of Messrs. Paul van der Heijden, Aad Jacobs and Jan Timmer will be proposed.

On February 5, 2003, ING announced that it signed a letter of intent with Fineco/Capitalia of Italy to acquire Entrium, Germany’s second largest direct bank. ING will acquire Entrium through its 70% owned subsidiary DiBa, the largest direct bank in Germany. The total value of the transaction is EUR 300 million. The transaction is expected to close in the spring of 2003.

On January 16, 2003, ING announced its intention to implement a number of changes in its corporate governance. The new proposals aim at a balanced corporate governance structure with more influence for the shareholders and holders of Bearer depositary receipts. See “Item 7 – Major shareholders and related party transactions” and – “Corporate Organization – Corporate Governance”.

GROUP STRATEGY

The first ten years following ING’s foundation in 1991 were characterised by high growth and favourable market conditions. At the beginning of the 21st century the economic tide started to turn and the world has now entered the third consecutive year of low or no economic growth. The challenge for ING will be to respond to this new reality and secure stable long-term development for the Group for the benefit of all of its stakeholders. The Executive Board has decided on the following Group strategic objectives for the years 2003-2005.

Group objectives

1.	Strengthen capital base and improve other key ratios to regain and maintain a solid financial foundation

ING is giving the highest priority to strengthening its capital base and to improving its ratings. The measures announced at the publication of our results for the first nine months of 2002, such as the issue of perpetual bonds, the sale of own shares held to hedge employee stock options and the reintroduction of optional stock/cash dividend, are the basis for achieving this objective. The Executive Board has also taken a series of other measures to reinforce the capital base and reduce the dependency of ING’s business on stock-market developments. Furthermore, ING will continue its efforts to improve its efficiency, return on equity, return on required capital (insurance), risk-adjusted return on capital (banking) and debt/equity ratios.

2.	Optimise the existing portfolio

Focus and execution are the key words in the plans to respond to the new economic environment. ING will focus more in terms of activities it wishes to expand or scale down and in terms of markets it wants to be in or withdraw from. No large acquisitions will be made in the near future. In markets where reinforcement of the distribution capacity is an immediate priority, ING will seek to enter into joint ventures with local partners.

ING is very selective about investment choices and deployment of resources. In this connection, the Executive Board is reviewing the countries in which ING is active, the business lines and the client base. Risk management in both the insurance and banking operations will be intensified to enable more pro-active decisions. In the field of operations/information technology, ING will complete the many integration and restructuring projects as well as the shared services centers (centers created to regroup business processes in order to better capitalize upon economies of scale).

3.	Create value for our clients with a multi-product/multi-channel approach

From the start in 1991, ING has chosen integrated financial services as the heart of its strategy. The power of the integrated financial services concept is in the multi-channel/multi-product approach. Clients appreciate a full range of products and they expect to be served via the distribution channel of their choice. That choice may depend on the type of product: the internet for simple products such as savings deposits, a call centre for applying for an insurance policy or a credit card and a professional intermediary for advice on a tailor-made retirement plan. In mature markets, ING Direct has proven to be an effective, cost-efficient and profitable entry strategy for retail markets, responding to current demands. In developing markets, the greenfields (countries in which ING starts life insurance business from scratch) that ING started have matured. They are making a significant contribution to profit. ING aims to gradually extend both the product range (insurance, banking, asset management) and distribution channels (click, call, face). In some markets, such as Australia, Korea, Taiwan, and Hong Kong, our insurance operations have broadened their operating base through bancassurance joint ventures with local banks. In India and China, we have started insurance and asset management operations in co-operation with local partners.

4.	Develop our special skills

With five million clients and EUR 55 billion in funds entrusted at the end of 2002, ING Direct proves to be a significant value creator. The ING Direct operations in seven large countries have thus created substantial value for ING in only a few years’ time. The results of ING Direct for the fourth quarter of 2002 showed a profit for the first time, with an attractive risk-adjusted return on capital. Furthermore, the ING Direct client base offers attractive opportunities for cross-selling.

The same is true for the insurance operations in developing markets, which are contributing approximately 20% to the total insurance result. In the past few years, the total revenue and the result of these businesses have shown double-digit growth. Most of the embedded value from new insurance business is generated by these operations.

The pension funds in a number of developing economies are also rapidly increasing their client base and assets under management. As a pension specialist, ING currently offers pension products in 30 countries around the globe and assists many governments that are struggling with the necessary reform of their pension systems. The pension business also offers attractive opportunities for cross-selling.

5.	Further lower the cost base

In 2002, ING made much progress with lowering its cost base. We intend to maintain the strict cost discipline in the years ahead. Substantial future cost savings are expected from the rationalisation of the operations/IT activities. ING expects to continue to invest approximately EUR 1.1 billion in the shared service centers until 2005, while the total cost savings of integrating these back-office activities will amount to about EUR 2.7 billion over the next three years. This is equal to 5% of total operating expenses. Extension of global procurement initiatives will also generate significant cost savings. Outsourcing of IT-projects to India will be continued.

CORPORATE ORGANIZATION

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group,its three major divisions (Executive Centers Europe, Americas, Asia/Pacific) and the Asset Management platform. The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the Company’s business, as well as to provide advice to the Executive Board.

Corporate Governance

We believe that good corporate governance always entails a careful balance of the short-term and long-term interests of the Group and its stakeholders as a whole, and that this balance must be reflected in a fair, adequate and efficient corporate governance system, which is disclosed in a transparent manner. Having previously adopted virtually all the material recommendations made by the Peters Committee, a Dutch advisory committee on corporate governance, ING is now moving to comply with some of the other recommendations by the Peters Committee and other international corporate governance bodies.

Recent developments

In 2002, we made a number of decisions to modernise ING’s corporate governance, which include several proposals to the 2003 Shareholders’ Meeting.

Appointment of Members of the Supervisory and Executive Boards.

In December 2002, the Executive Board decided (with the approval from the Supervisory Board) to propose to the General Meeting of Shareholders to abandon the current structure whereby the Supervisory Board appoints its own members and the members of the Executive Board, and to amend the articles of association of ING Group to provide for the appointment of the members of the Supervisory Board and the Executive Board by the General Meeting of the Shareholders. As a result, ING’s shareholders will have the right to determine the annual accounts and to appoint the most senior management of the Group. Because of the current regulatory requirement that proposed members of these boards must be vetted by the Dutch Central Bank and the Dutch Pensions and Insurance Supervisory Authority prior to their appointment, such appointments will be made on the basis of binding recommendations made by the Supervisory Board. The shareholders can reject such proposals with 2/3 of the votes in a shareholders’ meeting in which at least 1/3 of the issued capital is present or represented. The proposals imply that the Dutch “structure regime’ will be established at the management level of ING Netherlands. In December 2002, the Executive Board, the management of ING Netherlands and the Central Workers Council of ING signed a covenant to give further effect to this proposal.

Corporate Governance Committee.

Furthermore, in November 2002, the Supervisory Board decided to establish a Corporate Governance Committee as of 2003. As required by Dutch law, the Corporate Governance Committee, as well as each of the other committees of the Supervisory Board (the Audit Committee and the Remuneration and Nomination Committee, consist solely of outside members as a result of the requirement that no employee is eligible for the Supervisory Board. Each of these committees has its own charter, which sets forth its rights, duties and obligations. The primary tasks of the Corporate Governance Committee will be to perform an annual evaluation of ING’s corporate governance by the Executive Board in order to advice the Supervisory Board, on improvements and to ensure that the corporate governance of ING as a whole, and the policy on which its is based, is fully transparent and communicated in the Annual Report and to the Annual General Meeting of Shareholders.

Voting Rights of Holders of Bearer Receipts

A proposal will be made at the Annual General Meeting of Shareholders of ING Group to be held on April 15, 2003 to amend the Articles of Association of ING Groep N.V., in such a way that all Bearer receipt holders (natural and legal persons) are treated as if they were shareholders and permitted to exercise voting rights. Each holder of Bearer receipts will be able to exchange their Bearer receipts for ordinary shares, and vote on these shares, without the limitations or restrictions on maximum holdings as currently exist. If this proposal is adopted, the Conditions of Administration governing the Bearer receipts will be amended to provide that holders of Bearer receipts may obtain a voting proxy from the Stichting Administratiekantoor ING Groep, which we refer to as the Trust, for the full number of their Bearer receipts, without any limitation, whether they attend the Shareholders’ meeting in person or are represented by or give instructions to someone else. In addition, the current requirement that a voting proxy is only available in circumstances not involving contested control will be eliminated. These changes will provide more rights to shareholders of ING than current and pending Dutch legislation.

These changes will allow all shareholders and Bearer receipt holders to exercise their voting rights during the Annual General Meeting of Shareholders either

•	in person,
•	by means of a proxy to another person, or
•	by means of a binding voting instruction to the Trust.

In addition, as a result of these changes, the Trust will only vote in its own discretion with respect to those Bearer receipts the holders of which:

•	are not present at the Annual General Meeting,
•	have not given a voting proxy to another person, and
•	have not given a voting instruction to the Trust itself.

Changes in Stichting Administratiekantoor ING Groep

In addition, the Board of the Trust decided to change the name of the Trust from Stichting Administratiekantoor ING Groep to Stichting ING Aandelen (Trust Office ING Shares) and to amend its Articles of Association to reflect that its objectives will be

•	to promote the interests of the shareholders and the Bearer receipt holders, but with a view to the interests of all others concerned with ING, and
•	to promote proxy solicitation and communication between ING and its shareholders and the Bearer receipt holders.

In agreement with the recommendations by the Dutch Peters Committee, the Board of the Trust resolved that

•	in the future the Trust will publicly explain its voting behavior at the Annual General Meeting, and
•	following the adoption of the amendments to the Articles of Association in the Shareholders’ Meeting of April 15, 2003, members of the Supervisory or Executive Board of ING will longer be permitted to hold a seat on the Board of the Trust.

In addition, the Board of the Trust, in anticipation of the proposed changes, resolved that it will consider voting instructions given by holders of depositary receipts for the 2003 Annual General Meeting of Shareholders as binding.

Cumulative Preference Shares

The authorized capital of ING Group is made up of ordinary shares and preference shares, which vote together as a class, and cumulative preference shares. There are currently no cumulative preference shares issued. However, we have granted the Stichting Cumulatief Preferente Aandelen ING Groep a call option on cumulative preference shares.

In December 2002, the Board of the Stichting Cumulatief Preferente Aandelen ING Groep, the Trust that issues the bearer receipts for cumulative preference shares, decided to change its name to Stichting Continuïteit ING (‘Trust Office ING Continuity’) and resolved that members of the Supervisory or Executive Board of ING are no longer permitted to hold a seat on the Board of this Stichting.

Agenda for the Meeting of Shareholders

The Executive Board and the Supervisory Board draws up the agenda for the Annual General Meeting of Shareholders. Pursuant to the Articles of Association, providers of capital (shareholders and holders of Bearer receipts for shares) who alone or together represent at least 0.1% of the issued share capital are entitled to have items included on the agenda, provided the request is submitted at least 50 days prior to the meeting. The deadline for items to be included in the agenda for this years annual meeting was February 25, 2003.

Executive Centers

The Executive Board (supported by various corporate staff departments) determines the Group’s corporate strategy, prescribes capital base ratios and reserving levels, allocates resources, sets financial performance targets and risk profiles for the Executive Centers, appoints senior management, manages the Group’s corporate image, establishes information technology strategy, and monitors the realization of the objectives established for the Group. Certain actions of the Executive Board are subject to the approval of the Supervisory Board, including the issuance or cancellation of shares, significant acquisitions, the declaration of interim dividends, material capital expenditures and matters concerning substantial changes in employee relations. The Executive Committees formulate the strategic, commercial and financial policy for the Executive Centers in conformity with the group strategy and performance targets set by the Executive Board. Each Executive Committee is responsible for the preparation of the annual budget of its Executive Center. This budget is approved and monitored by the Executive Board. Each Executive Committee also approves the strategy, commercial policy and the annual budgets of the business units in its Executive Center and monitors the realization of the policies and budgets of that Executive Center and its business units.

The following sets forth the Group’s three Executive Centers, the ING Asset Management Platform, and the principal organizational structure of each as of January 2003:

ING ASSET
ING EUROPE	ING AMERICAS	ING ASIA/PACIFIC	MANAGEMENT Platform

(Integrated	(Integrated	(Integrated	(Proprietary and
Financial Services)	Financial Services,	Financial Services,	third-party
	mainly insurance	mainly insurance	funds management
	and asset management)	and asset management)	worldwide)

Three functional	USA	Australia	ING Investment Management
areas:	Canada	Taiwan	(functional steering)
	Mexico	Hong Kong	Baring Asset Management
Retail	Argentina	China	ING Real Estate
Wholesale	Chile	South Korea	ING Trust
(including	Brazil	Japan	Parcom Ventures
Financial	Peru	Malaysia	Baring Private Equity Partners
Markets)	Neth. Antilles	India
Ops/IT	Aruba	Thailand
Indonesia

ING Direct (global unit)

Seven geographical
     regions:
Netherlands
South West Europe
     (Belgium, France, Spain,
     Switzerland, Portugal,
     Luxembourg)
Central Europe
     (Central, Eastern and
     Northern Europe, Italy
     and Greece)
Germany
UK
Americas (Wholesale Banking)
Asia (Wholesale Banking)

ING EUROPE

2002 HIGHLIGHTS

The profitability of ING’s operations in Europe – especially those in the Benelux – remained key to the results of the Group. The retail businesses performed exceptionally well. ING Direct had another strong year and was profitable for the fourth quarter of 2002. The operations in Central Europe reported strong profit growth. In the wholesale business, Financial Markets delivered excellent results as did wholesale banking in the Benelux. International Corporate Financial Services, however, had to cope with high loan loss provisions. Additional restructuring measures were announced in order to restore the profitability of international wholesale banking. Throughout ING Europe, good progress was made during the year in increasing efficiency and improving service levels.

Income and result before taxation per segment:

	Year ended December 31,

	2002	2001

Income
Retail	8,433	7,874
Wholesale	6,174	6,224
Corporate line	531	858

Total	15,138	14,956

Result before taxation
Retail	1,967	1,646
Wholesale	1,338	1,687
Corporate line	411	934

Total	3,715	4,267

FUNCTIONAL AREAS

Retail

On the retail side, the strategy focuses on retail wealth accumulation and financial protection (i.e. retail banking, asset management, asset gathering, life insurance and pensions) and private banking, supported by the “click-call-face” (multi-product, multi-channel) distribution approach.

We serve three types of retail markets in Europe, each reflecting our different market positions and thus requiring a slightly different approach to the retail strategy. In the home markets of the Netherlands, Belgium and Poland, its goal is wealth accumulation supported by an efficient mix of channels appropriate to the client segments and products and focused on cost reduction. In other large mature markets, we are developing our retail position around ING Direct, selectively and carefully adding new activities and face channels as appropriate. In the developing markets, particularly Central Europe, we are striving to become a market leader in pensions, life and wholesale banking by leveraging its market value, including via distribution alliances, to grow our position over the long-term.

With the European organisation in place, the management of Retail Europe works together with the regions to set the priorities for future growth. In particular, this includes developing a common set of retail value drivers to get a better understanding of the quality and sustainability of profits. The value drivers are: scale, cost, cross-selling, value of new business and customer satisfaction.

In Private Banking, we will continue the integration of the various units under one functional responsibility. This will result in the elimination of some redundancies, reduce the risks and the costs and simplify the organisation.

ING Wholesale

In wholesale financial services, ING is positioned as a European wholesale financial institution with a presence in the world’s major financial centres of developed and emerging markets. It currently enjoys a strong position in the mid-corporate market in the Benelux countries. ING Wholesale’s strategy is threefold. First, it will maintain its predominantly European focus. Secondly, it is targeting only a select group of European and international clients. Thirdly, it is focusing on a defined range of wholesale products and services.

ING wholesale includes three functional areas (Corporate Financial Services, Investment Banking and Financial Markets), Five European regions (The Netherlands, Southwest Europe, Germany, Central Europe and the UK), as well as the wholesale banking operations of the Americas and Asia.

Financial markets, mergers and acquisition (M&A) advisory, structured finance and payments and cash management are our core banking products. Employee benefits/pensions and asset management, also key strengths of ING, are increasingly being offered in the core wholesale product range. In the home markets, ING Wholesale is working on improving the breadth and depth of products and services that are being offered while, at the same time, improving the efficiency of such offering in order to lift profitability and client retention.

Within Corporate Financial Services, the structured finance business had a very successful year. Employee Benefits/ Pensions retained its leading position in the Netherlands and improved its position across Europe, including Central Europe. International Payments & Cash Management Services achieved an important strategic milestone by reaching a top five position in Europe. The integration of all international branches of ING, BBL and BHF into one global network was completed. ING’s position as a top tier wholesale bank in Central Europe was further strengthened.

Despite the achievements noted above the adverse market circumstances had a severe impact on ING Wholesale. The positive factors were insufficient to compensate for the effect of lower revenues in the business line Investment Banking and sharply higher risk costs in Corporate Financial Services. These negative developments were most strongly felt in the German and American wholesale banking activities.

Operations and IT

Since 2001, ING Europe has undertaken a major programme to create a world-class, cost-efficient operations/IT environment. The programme is aimed at reducing the cost base, growing income, preventing future inefficiencies, improving quality of service and reducing operational risk. We believe the programme is key to improving the efficiency ratio of the banking operations.

An important element of the operations/IT programme is the establishment of shared service centres. Four new shared service centres have been established in 2002, bringing the total number to eight. The new shared service centres are for each of mortgages administration and insurance claims handling in the Netherlands, international payments processing and securities processing. More service centres are under development. ING Europe will ultimately have a series of service centres with attractive scale and capable of delivering high-speed and high-quality back-office services to the business units.
In addition to creating shared service centres, the operations/IT programme calls for aligning the IT application architecture. This is necessary in order to enhance connectivity between applications and enable business units to share customers, products and services. In 2002, the aligned IT application architecture became operational and the first applications were connected. The operations/IT investment programme also involves moving toward common standard software solutions.

     New partnerships in operations

As part of its effort to improve efficiency, ING entered into several new alliances with outside parties. The most important one is the alliance with Bank of New York for sales, marketing and servicing of global custody and related services to institutional clients in Germany, the Benelux and Central Europe. The partnership will provide global services to ING Investment Management’s Benelux operations, encompassing approximately EUR 90 billion in assets. ING Bank will provide sub-custody services to Bank of New York in the Netherlands, Belgium (already in force), Germany and Central Europe. Another promising development is the closing of partnership agreements with leading software companies in India. The agreements cover the fields of IT application maintenance and software development.

ING DIRECT

Financial results

The strategy of ING Direct is to be a low-cost provider of financial services by achieving scale in large mature markets by offering the clients best value for their money and excellent service via call centres, direct mail and the internet. ING Direct uses a high-rate, no-fee, no-minimum savings account as the entry product. Upon reaching the necessary minimum scale, ING Direct complements the savings account by cross-selling a focused range of other wealth accumulation products such as mortgages, mutual funds, e-brokerage, pensions and life insurance. After the savings products, mortgages are the most important product. ING Direct’s primary distribution channels are the call center and the internet. The call center is the pulse of the business for ING Direct. The internet and the Intelligent Voice Response (IVR) are two other main channels and they process an increasing number of transactions. On average, 40% of the account openings are activated via the internet and more than 60% of the incoming contacts with existing clients are fully automated (IVR or the internet). ING Direct cafés and co-operation with intermediaries and tied agents from sister companies and third parties form a third supplementary channel. ING Direct makes use of intermediary networks to sell more complex products. In the course of 2002, five of the seven business units (Canada, Australia, Spain, Germany and the United States) contributed to the Group’s profit. The mature business units Australia and Canada have already exceeded ING Group’s RAROC hurdle rate of 18.5%.

Growth and other developments

Due to overall commercial success in the business units, ING Direct more than doubled its size in 2002, based on total Funds entrusted. In each of its markets, ING Direct has achieved a leading position in the direct banking segment. In addition, it has achieved a top-ten position based on savings balances in four of its markets.
Due in part, to the ongoing momentum and heavy usage of the internet and the shift to favourable savings market conditions, approximately 2.5 million new clients joined ING Direct in 2002 to bring the total to more than five million clients. The total of funds entrusted increased by EUR 31 billion to EUR 55 billion. Brand awareness developed strongly in all countries and acquisition costs declined from an average of EUR 140 per new account in 2001 to an average of EUR 92 per new account in 2002, due in part to cost-effective marketing. In total, ING Direct reached profitability in the fourth quarter of 2002, a year earlier than expected.

	Total clients		Total funds entrusted

	Year-end	Year-end	Year-end	Year-end
	2002	2001	2002	2001

	(in thousands)		(in billions of EUR)
Canada	684	480	5.1	3.4
Germany	1,894	827	20.3	6.2
Spain	610	397	6.0	3.8
Australia	475	278	4.1	2.9
France	270	181	6.3	3.2
USA	864	338	8.9	3.3
Italy	244	75	4.5	1.2

Total	5,041	2,576	55.2	24.0

Expanding market positions

In 2002, ING Direct Canada acquired First Marathon Mortgage Corporation (FMMC) and started advertising in the Quebec market with a bi-lingual call centre in Ottawa. In February 2002, ING Direct acquired an additional 21% stake in DiBa (Germany), increasing its participation to 70% with an option to purchase the remaining 30%. In July 2002, DiBa bought the Degussa Bank (an employee benefits and mortgage bank in Germany), with 60,000 clients and EUR 2.4 billion in retail balances. In the beginning of 2003, ING announced that it signed a letter of intent with Fineco/Capitalia of Italy to acquire Entrium, Germany’s second largest direct bank. During 2002, ING Direct USA extended its market to include Boston and in January 2003, expansion started in California.

Risk management

Very strict risk management controls the strong growth of ING Direct. In 2002, high priority was given to market, credit, operational and reputation risk management. Several scenarios were developed to test the interest rate risk and liquidity risk. The tests concluded that ING Direct is flexible and resilient and able to cope with strong interest changes. The savings deposits are invested in the following broad, fixed-income, investment categories: retail mortgage and mortgage-backed securities (54%), government and government-related bonds (19%), internal deposits within ING Group and ING bonds (14%), financial institutions (6%), corporate bonds (5%) and other investments (2%). The average credit rating of the fixed-income investment securities is AA-.

Outlook

ING Direct will focus on growing all of its business units to reach the necessary scale in savings, and bringing all of the business units to profitability. Although competition in all markets remains fierce, ING Direct expects to achieve a profit in 2003, including start-up losses of newer business units.

ING AMERICAS

The Executive Center (EC) ING Americas is comprised of business units operating in three broad geographic-based units in the United States, Canada, and Latin America (including Mexico). The primary products and services provided in ING Americas’ business units are various types of insurance, mutual funds, brokerage services and institutional products, including reinsurance and principal protection products, as well as retail and institutional asset management. In addition, we offer retail banking products and limited corporate and investment banking products and services in certain countries in the Americas through EC ING Europe.

ING Americas’ combined insurance operations place it among the top five life insurers in the United States in terms of life and annuity premiums. ING Americas’ total assets under management at the end of 2002 amounted to EUR 146 billion.
During 2002, ING Americas strengthened its position in Brazil by expanding its joint-venture partnership with Sul América, one of the country’s major insurance companies with seven million customers. ING now owns 49% of Sul América and is working to establish a wealth management platform leveraging Sul América’s local presence and ING’s global expertise. ING Comercial América (“ING CA”) is the market leader in the rapidly growing Mexican insurance market. ING Americas ranks as the number one international insurer in Latin America.

The following sets forth premium income for the operations in the United States, Canada, Mexico and South America by product for the years indicated:

	Year ended December 31, 2002

	2002	2001	2000

		(EUR millions)
UNITED STATES
Life	2,635	2,593	1,978
Fixed Annuities	4,909	3,272	2,295
Variable Annuities	4,284	4,841	4,866
Rollover Payout	227	317
Empolyee Benefits	787	804	518
Defined Contribution	8,367	8,254

US Financial Services (Total)	21,209	20,081	9,657
Reinsurance	935	1,447	760
Institutional Markets (GICs)	5,468	7,190	2,931

US Institutional Markets (Total)	6,403	8,637	3,691
Other	18	–	–
Non-Life premiums (1)	720	407	93

Total	28,350	29,125	13,441

CANADA
Non-Life premiums	2,094	1,583	1,502
MEXICO
Life premiums	454	246	–
Non-Life premiums	2,244	944	–

Total	2,698	1,190	–
SOUTH AMERICA
Life premiums	292	493	194
Non-Life premiums	303	618	46

Total	595	1,111	240

(1)	excluding EUR 254 million premium income ceded from the Canadian to the US operations

UNITED STATES

Through its US business operations, EC ING Americas offers a wide range of products which include traditional life, variable universal life, interest sensitive life, universal life, group life, stop loss, guaranteed investment products, variable annuities, mutual funds, fixed annuities and defined contribution products that meet the requirements of 401(k), 403(b) and 457 plans. Distribution channels include independent producers, career agents, broker dealers and financial institutions. Subsidiaries doing business under ING America Insurance Holdings, Inc., the U.S. insurance holding company, include the following insurance companies: Security Life of Denver Insurance Company, Life Insurance Company of Georgia, Southland Life Insurance Company, Equitable of Iowa Life Insurance Company, Golden American Life Insurance Company, USG Annuity and Life Company, ReliaStar Life Insurance Company, United Life & Annuity Insurance Company and ING Life Insurance and Annuity Company. Other non-insurance entities include ING Investment Management LLC, Investors Financial Group LLC, Lion Connecticut Holdings, Inc., ING International, Inc., and Multi-Financial Securities Corporation. The ING U.S. organization is currently rationalizing this structure and is reducing the numbers of legal entities to better integrate core operations. These legal entity consolidation efforts are expected to continue through the end of 2004.

ING has a long history in the United States, and is committed to further strengthening its existing US operations and optimizing their performance. The US life and non-life markets, though consolidating, remain highly fragmented and subject to intense competition as clients move towards investment, savings, and pure risk products. Increasing bank participation in the insurance market will also intensify competition. Retail business units in the US are organized with either a manufacturing or distribution focus to support integrated financial services where the entire breadth of ING products can be offered to ING’s target markets, through the distribution channel of their choice.

By the end of 2002, the integration activities related to the ReliaStar and Aetna Financial Services acquisitions that closed in the later part of 2000, were substantially completed. Integration was designed to build a more streamlined, market-focused US operation and create one integrated financial services platform. Twenty stand-alone businesses were integrated into one organization, back office locations were reduced from fourteen to eight, the legal entity structure was simplified by eliminating ten separate legal entities and IT systems were consolidated.

Revenue synergies remained on track despite the difficult market conditions. Expense savings in 2002 were more than EUR 400 million in excess of planned cost savings at the time of the acquisitions. The reorganization in the US resulted in a workforce reduction of more than 1,800 or (16%), since the end of 2000.

ING Americas operates in the United States in three business segments: US Financial Services, which focuses on retail sales, US Institutional Businesses, and ING Investment Management. Each unit is described below.

United States Financial Services

ING US Financial Services (“USFS”) comprises seven primary business units (Life Insurance, Annuities, Rollover/Payout, Defined Contribution Pensions, Employee Benefits, the ING Advisors Network and Mutual Funds), which provide a wide variety of financial services to individuals both on a retail basis and through their employers. An extensive distribution network, as well as the Internet, Voice Response Unit (VRU), and customer service representatives support products and services.

USFS markets a complete range of life insurance and annuity products, including variable universal life, universal life and term insurance for consumers, as well as products focused on the corporate-owned insurance markets, and fixed and variable annuities. In addition, a broad range of employee benefit related products and services including retirement plans, group life and disability insurance and tax-sheltered annuities are offered. Financial services offered also include investment advisory services, financial planning, pension plan administrative services and trust services.

USFS’s strategy is to offer retirement savings products appealing to many consumers while utilizing broad-based distribution channels of independent and career insurance agents, banks and broker/dealers. Products are marketed through more than 200,000 financial and investment advisors throughout the United States and the ING Advisors Network, a network of wholly owned broker/dealers. In addition, marketing efforts are also directed to third party-distributors such as independent broker/dealers and financial institutions through the coordinated efforts of a 273-person wholesaling force. The primary customer target market is the mass affluent segment.

Employee benefits products are marketed through major brokerage operations and through direct sales to employers by marketing professionals employed full-time and located in regional offices throughout the United States.

ING US Institutional Businesses

ING US Institutional Businesses (USIB) focuses on providing products to institutional customers in two areas, reinsurance, through ING Re, and principal protection products, through ING Institutional Markets.

ING Re is the professional life reinsurance arm of ING Americas and is one of the top five life reinsurers in the United States. Its primary focus is assisting its clients by providing knowledge based individual and group life, as well as accident and health, reinsurance solutions. ING Re’s clients are primarily United States domestic life and health insurance companies. Business lines in worker’s compensation and personal accident catastrophic coverage were dropped during 2002 and in addition reinsurance offices in London and Copenhagen were disconitinued. Risks are managed using per risk, per incident and per location exposure limits.

ING Institutional Markets offers principal protection products such as funding agreements, guaranteed investment contracts (GICs) and other stable value alternatives to defined contribution plans, fixed income money managers, financial intermediaries and other institutional buyers. The products offered by ING Institutional Markets can be traditional products, which guarantee a fixed or floating rate of interest and a return of principal to the contract holder, or alternative funding products such as synthetic and separate account GICs and GIC-backed medium term notes. The risks of the business unit are managed within very tight tolerances using sophisticated financial techniques and processes.

ING Investment Management

As of 2003, ING Investment Management Americas will become part of EC ING Americas in order to better align investment manufacturing and distribution on a regional level. ING Investment Management Americas will comprise of a combination of ING’s investment management operations in the United States, Canada, Mexico, and Chile with those of ING Aeltus Investment Management in Hartford, Connecticut, ING Furman Selz Asset Management based primarily in New York, and ING Funds investment operations in New York and Scottsdale, Arizona. For a more extensive disclosure of the IIM operations, see “ING Asset Management.”

CANADA

ING Americas’ business strategy for Canada is centered around the development of a core integrated financial services platform characterized by strong manufacturing and distribution capabilities.

Following the commencement of the strategic alliance with Zurich Canada, ING Canada added to its portfolio a significant amount of personal lines insurance business and became the No. 1 insurer in the Canadian property and casualty market with a market share in excess of 10%. The total volume of direct written premium in 2002 was EUR 2.1 billion, representing a 32% increase over the prior year (24% organically).

In Canada, property and casualty insurance products are marketed through multiple distribution channels, including brokers, affinity programs as well as direct to the customer. This multiple-channel strategy reaches a broad cross-section of personal lines customers. In the commercial market, business is conducted through brokers, and customers are primarily small and medium sized businesses. Commercial specialty lines products, such as marine, surety and other niche products are also offered.

To reinforce ING’s global brand positioning and to capitalize on the brand strength in Canada, three broker insurance brands were consolidated into one – ING Insurance Company of Canada – in 2002. This company serves brokers and their customers in Ontario, Quebec, Manitoba and the Maritimes. ING also operates in Alberta and British Columbia through ING Western Union. ING Novex will continue to offer personal lines insurance to groups throughout Canada.

ING Canada markets P&C insurance directly to customers through Belair Insurance. Belair recruits customers through radio and direct mail campaigns. Products are marketed and sold mainly through the Internet and by phone through call-centers in Quebec and Ontario.

In 2002, ING Canada created a new division called ING Advisor Network with a mandate to further strengthen the financial services network across the country. This division is dedicated to support broker partners in building financial services capabilities within their brokerages. The new division assists these broker partners in the recruitment and training of financial advisors, as well as providing support in the areas of customer relationship management, Internet delivery capabilities and integrated technology.

In addition to insurance operations, ING Canada also has a mutual fund operation, ING Funds, and a registered mutual fund dealer, ING Wealth Management. In 2002, ING Funds and ING Wealth

Management were integrated under one management team to bring renewed focus and a single strategic orientation to wealth management in Canada. The team’s focus is to develop and deliver products and packaged financial solutions to ING Advisor Network and ING Direct.

ING Direct, a direct bank, first began operations in Canada in May 1997 with the Investment Savings Account. Today, it offers consumer loans, residential and commercial mortgages, as well as mutual funds. ING Direct is a well-recognized brand in Canada, known for its refreshing approach to financial services. By the end of the year, ING Direct Canada had a total of 685,000 customers and had more than EUR 5 billion of funds entrusted. For a more detailed discussion of the ING Direct operations, see “ING Europe”.

ING Direct Canada and ING Canada have a combined customer base of over 4 million.

LATIN AMERICA

ING Americas seeks to be a leading player in emerging and other selected markets outside North America that have the potential for attractive long-term returns. Therefore, ING Americas, through subsidiaries and joint venture affiliates, sells life insurance, health insurance, pensions, property and casualty insurance, and financial services products in selected markets in strategic South American countries. South American activities are focused on the core countries of Argentina, Brazil and Chile. ING also has a presence in the AFP (privatized pension) and annuities market in Peru. The acquisition of Aetna International resulted in enhanced positions in Chile, Brazil and Peru. Non-strategic activities acquired with Aetna International in Argentina and Colombia were divested.

ING Americas operations are conducted through wholly owned and majority-owned subsidiaries in Argentina, Chile and Peru and an equity affiliate in Brazil (49% ownership). The products and services sold by these businesses include individual and group life and health insurance, annuities, personal and commercial property-casualty insurance, and pension fund administration services.

Mexico

ING Americas’ current presence in Mexico consists of the largest insurance company, one of the largest pension companies (Afores # 5 in Assets under Management (AUM)) and a 49% participation in a bancassurance joint venture. ING completed its acquisition of Seguros Comercial America in 2001 which was successfully rebranded to ING Comercial America (“ING CA”). ING CA is the market leader in the Mexican insurance industry with premium income of approximately EUR 2.7 billion on an annual basis. ING CA has its strongest market positions in autos (#1), commercial property & casualty business (#1) and health insurance (#2). The growth focus will be on personal lines with the emphasis on life and wealth accumulation products (currently #3).

Combining rebranding efforts to reinforce the ING brand as a strong and credible supplier of financial services in Mexico, Afore Bital was also rebranded to ING Comercial America Afore. This privatized pension savings fund business started in 1997 is substantially profitable with more than 2.7 million clients and AUM exceeding EUR 2.5 billion.

Argentina

Since 1996, ING has had a life insurance operation in Argentina that sells primarily unit-linked individual life insurance products through a sales force of tied agents. ING Argentina is experiencing an economic environment that was not envisaged when the Board approved the business plan justifying the original Argentinean investment.

ING will continue to monitor the situation closely, although the financial risks of the insurance operations are limited.

Chile

ING Americas has gained scale to become a leading financial services group in Chile. All acquired companies have been fully integrated and rebranded as ING companies and ING has achieved a leading brand recognition in Chile. A second advertising phase will launch in 2003. In 2002 total revenues (premium income and asset management fees) in Chile were EUR 542.4 million and assets under management were EUR 5.9 billion.

Brazil

ING obtained a 49% share in the health insurance subsidiary of Sul America, SulAet, with the acquisition in 2000 of Aetna International. In 2002, ING expanded this relationship and acquired 49% in Sul America, Brazil’s number two insurer with an 18.6% market share across all lines, providing a strong platform in Brazil’s high-growth asset accumulation market and positioning ING at the forefront in the largest South American insurance market. As well as health, products now include life, pension, auto, other P&C, and fund management activities. A co-branding project is planned for 2003.

Peru

ING has a 60% stake in Integra, the leading pension fund manager in Peru with a 32% market share and EUR 1.4 billion in assets under management. ING also has a minority position in Wiese-Aetna, an insurance company that offers both life products and annuities. Non-life interests were divested in 2002.

Netherlands Antilles and Aruba

In December 2002, ING reached agreement to sell its life, non-life and health operations in the Netherlands Antilles and Aruba (ING Fatum), subject to approval of the Central bank of the Netherlands Antilles. The completion of the sale of ING Fatum is scheduled for early 2003.

ING ASIA/PACIFIC

The Executive Centre (EC) ING Asia/Pacific is responsible for primarily retail strategies in delivering insurance and wealth management product lines in the key markets of Taiwan, Hong Kong, Australia/New Zealand, Japan, Korea and Malaysia, while further developing greenfields in China, India, Thailand and Indonesia.

A regional office in Hong Kong supports all business units in the region, ensures implementation of strategy and standards, encourages synergy both regionally and globally, and produces regional management reports to headquarters in Amsterdam.

EC Asia/Pacific focuses on expanding its existing businesses to strive for long-term leadership positions. Special emphasis is placed on sustainable profit growth, achieving scale and market share, sound management and development, and cost efficiency with effective IT systems.

With the exception of Japan and Australia, ING distribution in the region has been dominated by tied or career agents, but this is changing with the growth of independent agents, financial planners, and bancassurance, together with e-business which is making inroads in terms of both direct customer access and supporting intermediary channels.

Market positioning has been strengthened in several countries through joint ventures. In Australia and New Zealand, the life insurance and funds management joint venture with ANZ is tracking according to plan. We have also increased our share ownership in strategic partner Vysya Bank to 44% to provide an integrated business platform in India, while the joint venture with Beijing Capital in Dalian, China commenced insurance sales in December 2002. Further we have signed an extended strategic investment agreement with Kookmin Bank in Korea to jointly develop the bancassurance business, and a new fund management joint venture with China Communication Securities was approved in December 2002, the first of its kind in China.

As of 2003, ING Investment Management Asia/Pacific will be restructured to become part of EC Asia/Pacific in order to more closely align to the retail distribution channels and better serve customers.

Australia

In May 2002, ING entered into a life insurance and funds management joint venture with ANZ, with ING taking 51% ownership. The business continues to focus on leveraging its reach and scale to generate profitable growth by lowering operational cost ratios, enhancing product platforms, and growing ANZ distribution capacity and production via aligned distribution. We expect our non-life joint venture, QBE Mercantile Mutual, to continue to strengthen its leading position in the distribution of personal lines business through intermediaries.

Taiwan

ING’s businesses in Taiwan include one of the leading life insurers, together with a mutual fund joint venture with Chang Hwa Bank and an interest in a credit card business. Career life agents are the main distribution channel, and they also sell the other business lines. Priorities for the life business include the introduction of innovative products with appropriate pricing, and the management of health products in order to reduce risk and improve profitability. Managing the low interest rate environment and improving investment performance within the investment mandate are also critical.

Hong Kong

ING’s Hong Kong strategies focus on developing alternative channels like bancassurance and financial planning to accelerate growth for the life business. The non-life business aims to maximize synergy and cross sell opportunities with other ING businesses operating in Hong Kong. The pension business will continue to reduce costs by outsourcing the back office.

China

The life insurance joint venture (PALIC) in Shanghai with China Pacific Insurance Company now ranks No. 4 in new premium, with 8.6% market share. It continues to focus on improving agency productivity and developing alternative distribution channels. The Dalian life insurance joint venture (ICLIC) started operations in December 2002 with an initial focus on agency recruitment. The new fund management joint venture with China Communication Securities, which received an operational license in December 2002, will be a pioneer in the China mutual fund market.

South Korea

Life premium grew rapidly through the traditional tied agency distribution channel during 2002. To further strengthen this position, ING’s priorities in 2003 include broadening distribution and improving operations, with the business continuing to invest in customer and agent service. The extended strategic investment agreement with Kookmin Bank provides expanded distribution for life insurance and asset management products, and a possible pension alliance in the future.

Japan

ING plans to maintain its leadership position in the Corporate Owned Life Insurance (COLI) segment, while developing its presence in the Single Premium Variable Annuity (SPVA) segment, as the basis for expanding its distribution in Japan. The pension joint venture with Principal Financial Group, which focuses on small and medium-sized companies, markets a comprehensive range of products related to defined contribution pensions. Results in 2002 were however lackluster due to the slower than expected development of the market. ING will support pensions and SPVA business by continuing to build its asset management proprietary funds capability.

Malaysia

ING ranks No. 4 in terms of life new business with a 10% market share. In 2002, we strengthened our position in traditional individual life and maintained its leadership in employee benefits. In 2003, we expect to improve operational efficiency and expense performance to drive profitability. Opportunities in the retiree market are being developed to capitalize on the company’s strengths in employee benefits.

India

ING Vysya Life Insurance, a joint venture between ING Insurance, Vysya Bank and GMR Group, is focusing on developing a large, professional tied agency force, and on completing its product portfolio. Bancassurance sales models for life and mutual fund products are also being developed following ING’s increased ownership and re-branding of the (now) ING Vysya Bank.

Thailand

Focus will remain on growing the traditional tied agency force, and meeting the sales targets of the accelerated greenfield business plan. Bancassurance opportunities are also being pursued to diversify distribution.

Indonesia

The non-life business was divested in 2002. The life business will focus on optimizing organization structure, improving expense performance and achieving both individual and group sales growth.

ASSET MANAGEMENT

With approximately EUR 450 billion in assets under management at December 31, 2002, ING is a leading asset management organization that offers a complete range of investment products to meet the needs of institutional and retail investors. In order to enhance the professional support ING provides for its clients. ING intends to step up its efforts to further improve its Asset Management investment engine, which includes the following lines of business: institutional asset management, mutual funds, real estate, alternative assets and fund administration & trust services.

Prior to January, 2003, ING Asset Management was comprised of the following six business units:

•	ING Investment Management

•	Baring Asset Management

•	ING Real Estate

•	ING Trust

•	Parcom Ventures

•	Baring Private Equity Partners

In 2002, ING Asset Management had an average of 5,152 employees, based on full-time equivalents.

Organizational change

In 2002, ING Asset Management continued to rationalize its asset management business structure by integrating ING Investment Management and ING Aeltus, which was formed in 2001 by combining Aeltus Investments and ING Furman Selz Asset Management. Additionally, in order to improve alignment with the distribution channels, ING Investment Management was regionalized and integrated into the regional Executive Centers.

On August 28, 2002, ING announced that in order to better organise ING Investment Management along regional lines beginning January 1, 2003, the activities of ING Investment Management would be integrated into each of the regional Executive Centers in the Americas, Asia/Pacific and Europe. As a consequence, the financial results of ING Investment Management activities will be reported within these Executive Centers, and the Executive Center Asset Management will no longer function as a separate global profit center.

The following sets forth information with respect to the assets under management of ING Group for the periods indicated.

	Year ended December 31,

	2002	2001	2000

	(EUR billions)
Own funds	159	166	145
Third party funds	290	347	358

Total	449	513	503

Of which:
ING Asset Management	379	380	331
Other ING subsidiaries*	70	133	172

Total	449	513	503

*	During the years 2001 and 2002, the management of ING US Insurance assets has been transferred to ING Asset Management

ING Investment Management

ING Investment Management which we refer to as IIM, is responsible for managing the investments of the insurance companies of ING, as well as managing equity and fixed income investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank, Bank Brussel Lambert, Postbank and Nationale-Nederlanden. IIM is also responsible for managing the treasury activities of ING Insurance. With ING Investment Management integrated into the regional Executive Centers as of January 1, 2003, it was decided to set up a functional Global ING Investment Management Board to preserve the efficiency of a global manufacturing platform and to ensure global consistency of the investment strategies adopted in each region.

The investment portfolios of ING Group companies managed by IIM decreased by 6.5% to EUR 124.4 billion at December 31, 2002. In 2002, ING Investment Management was able to expand its business in Australia, where — as part of the joint venture with ANZ — ING Investment Management acquired ANZ’s fund management business. Just before year-end, China Merchants Fund Management Company, a joint venture of ING Investment Management and China Merchants Securities, became the first Sino-foreign joint venture to receive an operational license.

Assets under management of IIM on behalf of institutional clients decreased by 17.8% to EUR 80.0 billion in 2002. The portfolio managed on behalf of institutional clients consisted of fixed income securities (approximately 58%) and equities (approximately 42%). Assets in investment funds managed by IIM were at EUR 93.3 billion at the end of 2002, compared to EUR 97.8 billion as of December 31, 2001. Despite a sound inflow of new funds, assets under management fell due to weakening stock markets and a stronger euro compared to the US dollar.

Baring Asset Management

Baring Asset Management provides a diversified spectrum of investment management services to a variety of institutional and private clients, directly and through the management of its private label investment funds. It manages equity, fixed-interest and balanced portfolios for pension funds, government agencies, charitable bodies, companies and private individuals. Baring Asset Managements’ business is structured into two business lines: Investment Management Group and Financial Services Group, which accounted for 52% and 48%, respectively, of Baring Asset Managements’ revenues in 2002. The main client regions are the United Kingdom, North America, Japan and Continental Europe. It has offices in Boston, Dublin, Frankfurt, Guernsey, Hong Kong, Isle of Man, London, Paris, Vienna, San Francisco, Sydney, Taipei, Tokyo and Toronto.

As a result of market and exchange rate declines and a net outflow of funds, assets under management decreased by EUR 9.0 billion to EUR 30.6 billion at December 31, 2002.

ING Real Estate

ING Real Estate operates as an investment manager, developer and financier. ING Real Estate aims to increase the amount of third party investment in existing and new funds worldwide. ING Real Estate maintains a strong position as developer in Europe and is expanding its activities globally. The total portfolio of assets under management amounted to EUR 37.3 billion at the end of 2002, an increase of EUR 6.8 billion from December 31, 2001.

In 2002, ING Real Estate Investment Management launched several new funds: the ING Retail Property Fund Australia, the ING Logistics Property Fund Europe and the ING Residential Fund UK. At the end of the year, Investment Management acquired the industrial portfolio Crow Holding Industrial Trust, which will become the Lion Industrial Trust Fund USA. In 2002, the Investment Management portfolio decreased by 2% to EUR 24.0 billion.

ING Real Estate Development obtained the remaining shares of Promodeico in 2002. Promodeico is one of the largest Spanish development companies specializing in shopping centers. In the UK, ING Real Estate acquired the remaining 50% of the shares of London Amsterdam Development. ING Real Estate also started a joint venture with Grontmij called Quendis specializing in logistic real estate and parking facilities in Europe. In Australia, it acquired the 19.3 bunder Waterfont City project of

Melbourne. In the Netherlands, some new projects have been started and in Spain a shopping centre was sold. As of the end of 2002, the global real estate development portfolio amounted to EUR 1.8 billion.

In 2002 ING Real Estate successfully integrated the real estate wholesale activities of the Westland Utrecht Hypotheekbank and of IBN into ING Real Estate Finance. With the transfer of ING Barings’ deal team in the United States, Finance will add another office to its international organization in 2003.

ING Trust

ING Trust specialises in trustee services and the formation and management of offshore companies used for, among other things, tax planning, estate planning and asset protection. ING Trust is a leading player in the Dutch market for offshore trust services, serving both corporate and private clients.

Parcom Ventures and Baring Private Equity Partners

Parcom Ventures and UK-based Baring Private Equity Partners both specialize in private equity investments, with Parcom Ventures investing on behalf of ING Insurance and Baring Private Equity Partners investing on behalf of primarily third-party clients.

At December 31, 2002, assets under management of Parcom Ventures were EUR 437 million. Parcom Ventures has benefited from the trend of realistic entry valuations of private equity markets and healthy deal flow as companies are divesting non-core assets and invested into a number of new portfolio companies.

Baring Private Equity Partners covers six regional markets (Western Europe, Central Europe, former Soviet Union, India, Asia and Latin America) with a team of investment professionals operating in 17 different countries worldwide. It ended the year 2002 with three new fund closings. Next to Central Europe Fund, Baring Private Equity Partners successfully closed its second fund focused on Asia with EUR 245 million. Baring Private Equity Partners also raised the first direct investment fund in Russia since 1998, which closed at EUR 195 million, bringing total funds under management to EUR 2.0 billion. Baring Private Equity Partners is able to provide institutional investors with access to private equity opportunities in all major markets outside the United States.

THE FOLLOWING TABLE SETS FORTH OUR PRINCIPAL GROUP COMPANIES:
Unless otherwise stated our participating interest is 100%, or almost 100%

COMPANIES TREATED AS PART OF THE INSURANCE OPERATIONS

The Netherlands
ING Verzekeringen N.V.	The Hague
ING Vastgoed Belegging B.V.	The Hague
N.V. Nationale Borg-Maatschappij	Amsterdam
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	Rotterdam
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Hague
Nationale-Nederlanden Zorgverzekering N.V.	The Hague
Parcom Ventures B.V.	Utrecht
Postbank Levensverzekering N.V.	The Hague
Postbank Schadeverzekering N.V.	The Hague
RVS Levensverzekering N.V.	Rotterdam
RVS Schadeverzekering N.V.	Ede
Movir N.V.	Nieuwegein

Belgium
ING Insurance N.V.	Antwerp
Rest of Europe
ING Sviluppo Finanziaria S.P.A.	Milan, Italy
Nationale-Nederlanden Poist’ovna A.S.	Bratislava, Slovakia
Nationale-Nederlanden Life Insurance Company Poland	Warsaw, Poland
NN Pension Fund Poland	Warsaw, Poland
ING Nederlanden Asigurari de Viata S.A.	Bucharest, Romania
NN Life Insurance Company S.A.	Athens, Greece
NN Greek General Insurance Company S.A.	Athens, Greece
ING Magyarországi Biztosító Rt.	Budapest, Hungary
NN Vida, Compañia de Seguros y Reasuguros S.A.	Madrid, Spain
NN Generales Compañia de Seguros y Reasuguros S.A.	Madrid, Spain
North America
Belair Insurance Company Inc.	Montreal, Quebec, Canada
ING Insurance Company of Canada	Toronto, Ontario, Canada
ING Novex Insurance Company of Canada	Toronto, Ontario, Canada
ING Western Union Insurance Company	Calgary, Alberta, Canada
The Nordic Insurance Company of Canada	Toronto, Ontario, Canada
Equitable of Iowa Life Insurance Company	Des Moines, Iowa, U.S.A.
Golden American Life Insurance Company	Wilmington, Delaware, U.S.A.
ING America Insurance Holdings, Inc.	Wilmington, Delaware, U.S.A.
ING International Insurance Holdings, Inc.	Hartford, Connecticut, U.S.A.
ING Life Insurance and Annuity Company	Hartford, Connecticut, U.S.A.
ING North America Insurance Corporation	Atlanta, Georgia, U.S.A.
Life Insurance Company of Georgia	Atlanta, Georgia, U.S.A.
Lion Connecticut Holdings Inc.	Hartford, Connecticut, U.S.A.
ReliaStar Life Insurance Company	Minneapolis, Minnesota, U.S.A.
Security Life of Denver Insurance Company	Denver, Colorado, U.S.A.
Southland Life Insurance Company	Atlanta, Georgia, U.S.A.
United Life & Annuity Insurance Company	Des Moines, Iowa, U.S.A.
USG Annuity and Life Company	Oklahoma City, Oklahoma, U.S.A.
GBM Atlantico	Mexico City, Mexico
ING Seguros, S.A. de C.V.	Mexico City, Mexico
Pensiones Bital, S.A.	Mexico City, Mexico
Seguros Bital, S.A. de C.V.	Mexico City, Mexico
South America
FATUM/De Nederlanden van 1845 Schadeverzekering N.V.	Curaçao, Netherlands Antilles
ING Seguros de Vida S.A.	Santiago, Chile
Asia
ING Indonesia Insurance P.T.	Jakarta, Indonesia
ING Life Insurance Company Ltd.	Tokyo, Japan
ING Life Insurance Company, Korea, Ltd. (80%)	Seoul, South Korea
Australia
ING Australia Limited*	Sydney, Australia
ING Australia Pty. Ltd.	Sydney, Australia
Reinsurance companies
ING Re (Netherlands) N.V.	The Hague, the Netherlands

Branches

In addition, ING Insurance and its subsidiaries have offices in Argentina, Brazil, China, Czech Republic, India, Luxembourg

*	including ANZ (51%)

COMPANIES TREATED AS PART OF THE BANKING OPERATIONS

The Netherlands
ING Bank N.V.	Amsterdam
Bank Mendes Gans N.V. (97.79%)	Amsterdam
CenE Bankiers N.V.	Utrecht
ING Car Lease Nederland B.V.	‘s-Hertogenbosch
ING Bank Corporate Investments B.V.	Amsterdam
ING Trust (Nederland) B.V.	Amsterdam
ING Vastgoed B B.V.	The Hague
ING Vastgoed Ontwikkeling B.V.	The Hague
InterAdvies N.V.	Amsterdam
Nationale-Nederlanden Financiële Diensten B.V.	Amsterdam
N.V. Nationale Volksbank (NVB)	Amsterdam
NMB-Heller Holding N.V. (50%)*	Amsterdam
Postbank N.V.	Amsterdam
Postbank Groen N.V.	Amsterdam
Postkantoren B.V. (50%)	Groningen
Stichting Regio Bank	Amsterdam
Wijkertunnel Beheer II B.V.	Amsterdam
Belgium
Bank Brussel Lambert N.V.	Brussels
Vermeulen Raemdonck N.V.	Brussels
Rest of Europe
Bank Slaski S.A. (87.8%)	Katowice, Poland
Baring Asset Management Holdings Ltd.	London, United Kingdom
BHF-BANK A.G.	Frankfurt, Germany
Allgemeine Deutsche Direktbank (70%)	Frankfurt, Germany
North America
Furman Selz Holding LLC	New York, NY, U.S.A.
ING Financial Holdings Corporation	New York, NY, U.S.A.
ING Bank of Canada	Toronto, Ontario, Canada
South America
ING Empreendimentos e Participações Ltda.	São Paulo, Brazil
ING Inversiones Ltda.	Bogota, Colombia
ING Servicios C.A.	Caracas, Venezuela
ING Sociedad De Bolsa (Argentina) S.A.	Buenos Aires, Argentina
ING Trust (Antilles) N.V.	Curaçao, Netherlands Antilles
Middenbank Curaçao N.V.	Curaçao, Netherlands Antilles
Australia
ING Bank (Australia) Ltd.	Sydney, Australia
Asia
ING Baring Securities (Japan) Ltd.	Tokyo, Japan
ING Capital Markets (Hong Kong) Ltd.	Hong Kong, China
ING Futures & Options (Hong Kong) Ltd.	Hong Kong, China
ING Merchant Bank (Singapore) Ltd.	Singapore, Singapore
P.T. ING Indonesia Bank (85%)	Jakarta, Indonesia

ING Vysya Bank Ltd. (44%)	Bangalore, India
Other
ING Direct N.V.	Canada, Germany, Spain, Australia, France, USA, Italy

Branches

ING Bank N.V. has offices in most of the major financial centres, including London, Frankfurt, Hong Kong and Tokyo. In addition, ING Bank and/or BBL have offices in Asunción, Athens, Bangkok, Bratislava, Bucharest, Buenos Aires, Cairo, Curaçao, Dubai, Dublin, Havana, Istanbul, Kigali, Kinshasa, Lima, Madrid, Manila, Mexico, New Delhi, Paris, Prague, São Paulo, Seoul, Shanghai, Singapore, Sofia, Taipei, Vienna and Warsaw among others.

*	Proportionally consolidated

REGULATION AND SUPERVISION

The insurance, banking and asset management business of ING are subject to detailed comprehensive regulation in all the jurisdictions in which ING does business. In addition, certain European Union (“EU”) directives discussed more fully below have a significant impact on the regulation of the insurance, banking, asset management and broker dealer businesses in the EU.

A group of companies in the Netherlands may be engaged in both insurance and banking, although direct mergers between banking and insurance companies are not permitted. The Dutch Central Bank and the Pension and Insurance Supervisory Authority of the Netherlands (“Insurance Supervisory Board”), in consultation with the Ministry of Finance and with representatives of the banking and insurance industries, have entered into a protocol for the purpose of jointly regulating entities with interests in both banks and insurance companies (the “Protocol”). The first Protocol became effective on January 1, 1990. The Dutch Central Bank and the Insurance Supervisory Board adopted the presently effective Protocol on October 12, 1999. In a group of companies consisting of at least one bank and one insurance company (a “Mixed Group”), the banks continue to be regulated by the Dutch Central Bank and the insurers continue to be regulated by the Insurance Supervisory Board. ING Groep N.V., as the holding company of a Mixed Group in which banking and insurance operations account for a considerable proportion of total operations (a “Mixed Financial Group”), must furnish financial information to the Insurance Supervisory Board and the Dutch Central Bank twice per year, including information as to:

•	equity of the banks;

•	the capital base margins of the insurance companies;

•	capital, reserves, and subordinated loans of the other subsidiary companies;

•	information as to the capital base of the Group on a consolidated basis;

and must state the investments, loans, and comparable undertakings (except for insurance agreements) by each bank or insurance company within the Group, in respect of other companies in the Group. See “ – Insurance – The Netherlands” and “ – Banking – Netherlands Regulation”. The Dutch Central Bank and the Insurance Supervisory Board meet periodically to monitor holding companies of a Mixed Financial Group and will contact one another when a reporting institution encounters difficulties.

In 2001, a major supervisory reform was started up in the Netherlands. The sector-oriented supervision (by The Dutch Central Bank on banks, the Insurance Supervisory Board on insurance institutions and the Netherlands Authority for the Financial Markets on securities institutions) has been replaced by a more functional approach. Effective September 2002, supervision has been divided in prudential supervision, carried out by The Dutch Central Bank and the Insurance Supervisory Board together, and conduct of business supervision, carried out by the Netherlands Authority for the Financial Markets. As yet, the content of supervisory regulation will remain the same.

On December 16, 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

•     ensure that a financial conglomerate has adequate capital;

•     introduce methods for calculating a conglomerate’s overall solvency position;

•     deal with the issues of intra-group transactions, exposure to risk and the suitability and professionalism of management at financial conglomerate level; and

•     prevent situations in which the same capital is used simultaneously as a buffer against risk in two or more entities which are members of the same financial conglomerate (“double gearing”) and where a parent issues debt and downstreams the proceeds as equity to its regulated subsidiaries (“excessive leveraging”).

Member States have to provide that the provisions of this directive shall first apply to the supervision of accounts for the financial year beginning on January 1, 2005.
Because ING is already complying with the Protocol, ING does not expect this directive to have a material impact on its business or on its capital requirements or solvency position.

ING Groep N.V. and its subsidiaries are in compliance in all material respects with the applicable banking and insurance regulations and capitalization and capital base requirements of each applicable jurisdiction.

INSURANCE

The Netherlands

Insurance companies in the Netherlands are supervised by the Pension and Insurance Supervisory Authority of the Netherlands (“Insurance Supervisory Board”) carrying out prudential supervision, and the Netherlands Authority for the Financial Markets, carrying out conduct of business supervision, under the mandate of the Insurance Companies Supervision Act of 1993 (the “Act”) (Wet toezicht verzekeringsbedrijf 1993). Under this Act, ING Insurance’s life and non-life subsidiaries in the Netherlands are required to file detailed annual reports. These reports are audited by ING Insurance’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. Dutch insurance companies are initially licensed by the Insurance Supervisory Board and then monitored closely through annual filings. The authorization granted by the Insurance Supervisory Board stipulates the class or classes of business that an insurer may write, and is required for every proposed new class of business. In addition, the Insurance Supervisory Board may require an insurer to submit any other information the Insurance Supervisory Board requests and may conduct an audit at any time. Generally, the Insurance Supervisory Board performs an audit every five years. The Insurance Supervisory Board is not empowered to intervene in the operations of an insurance company, but can make recommendations with regard to its management. If these recommendations are not followed, the Insurance Supervisory Board can publish them and, under certain circumstances, can ultimately withdraw the license of the insurer.

By law, Dutch life insurance companies are required to maintain a shareholders’ equity level of generally 4% of insurance reserves (1% of separate account reserves) plus 0.3% of the amount at risk under insurance policies. The required shareholders’ equity level for Dutch non-life insurers is the greater of two calculations: one based on premiums and the other on claims. The former is based on 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims. As of December 31, 2002, the capital base, being EUR 5.9 billion of ING Group’s Dutch insurance subsidiaries substantially exceeded the minimum standards amounting to EUR 2.4 billion, resulting in a surplus of EUR 3.5 billion.

The 1992 EU Insurance Directives were incorporated into Dutch legislation in July 1994. These Directives are founded on the “home country control” principle, according to which the ongoing regulation of insurance companies, including their foreign insurance operations, is the responsibility of the home country insurance regulatory authority. The home country insurance regulatory authority monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through foreign branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the other EU member-states.

In 1998, the directive of the European Parliament and Council on the supplementary supervision of the insurance undertakings in an insurance group was adopted. The directive enables the supervisors involved to form a more sound judgement on the financial situation of insurance undertakings that are part of a group, in order to provide additional safety to policyholders. Furthermore, the directive aims to prevent distortion of competition and contribute to the safety of the financial markets. 2002 has been the first financial year in which was reported according to this directive.

United States

ING Group’s United States insurance subsidiaries are subject to regulation and supervision in the individual states in which they operate. Supervisory agencies in various states have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve policy forms and certain premium rates, set standards of capital base and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type and amount of investments permitted. Insurance companies are subject to a mandatory audit.

Insurers, including the companies comprising ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines. These guidelines provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company’s investments and products. The RBC ratio of an insurance company will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2002.

The National Association of Insurance Commissioners (“NAIC”) has revised the Accounting Practices and procedures Manual in a process referred to as Codification, effective January 1, 2001. The revised manual changed accounting, including accounting practices that ING’s US insurance companies use to prepare their statutory-basis financial statements. The impact of these changes did not result in a significant reduction in ING’s US insurance companies statutory-basis capital and surplus.

Insurance holding company statutes and regulations of each insurer’s state of domicile require periodic disclosure concerning the ultimate controlling person (i.e., the corporation or individual that controls the domiciled insurer in each state). Such statutes also impose various limitations on investments in affiliates and may require prior approval of the payment of certain dividends by the registered insurer to ING or several of its affiliates. ING is subject, by virtue of its ownership of insurance companies, to certain of these statutes and regulations.

Belgium

The Insurance Control Office (Controledienst der Verzekeringen) conducts insurance supervision in Belgium under the supervision of the Minister of Economic Affairs. The control of insurance companies is regulated by the Royal Decree of February 22, 1991, superseded by the Royal Decree of November 26, 1999. This decree mainly focuses on the following topics: granted authorizations, capital base, reserve levels and assets to cover the technical and actuarial provisions.

Belgium insurance companies are required to file detailed annual reports, including balance sheets, profit and loss statements, actuarial statements and other financial information with the Insurance Control Office. The external auditors should certify this information.

The new Royal Decree regulates the capital base supervision on a consolidated basis for insurance groups. This new regulation was effective for the first time for the accounting year ending December 31, 2001.

Furthermore, the Insurance Control Office has issued new guidance on assets covering technical provisions that will strengthen its financial supervision by demanding quarterly reports detailing the assets covering technical provisions and the level of the technical provisions. This communication is applicable from January 1, 2002 onwards.

Canada

ING Canada Holdings Inc. and ING Canada Inc. are federal companies incorporated pursuant to the Canada Business Corporations Act.

The various provincial statutes are almost identical. The law of Quebec, which is based on a Civil Code (modeled on the Napoleonic Code of France), varies in form from that of the other provinces. There are few significant differences between provinces in the administration of the insurance statutes, other than in the area of agent regulation. Ontario has case law that makes insurers absolutely liable for the actions of their agents, even if that agent is acting outside the scope of his or her appointment. The only defense available to the insurer is one of fraud. Due diligence may be pleaded; however, unless the insurer can prove that its standards of education, monitoring and auditing of agents are of the highest level, the insurer will be held responsible for the agents’ action. Quebec also has a statute that similarly makes the insurer responsible for the acts of its agents. As for mutual funds and other investment products, the various provincial statutes are almost identical and the rules are almost identical to the U.S. rules in this regard.

Japan

Significant changes have taken place in the Japanese financial sector prompted by deregulation and the turmoil caused by the prolonged economic recession. The Financial Services Agency (“FSA”) was established on July 1, 2000, by the integration of the Financial Supervisory Agency and the Financial System Planning Bureau of the Ministry of Finance.

The Financial Products Sales Law (“FPSL”) was passed on May 23, 2000 and came into force on April 1, 2001. The FPSL provides protection to consumers of financial services and calls for:

•     a substantial explanation on principal loss, market risk and credit risk,

•     provision of documented explanation for customer, and

•     drawing up/publishing the Soliciting Policy, which requires the insurer to demonstrate that it conducts its canvassing activities so as to comply with a customer’s needs and situation.

New products, revision of existing products and changes in policy provisions require approval by the FSA. Premiums are, in most cases, not very different, and vary between participating, semi-participating, and non-participating products. Cabinet Office and FSA ordinances stipulate the types of assets in which an insurance company can invest. In addition, ordinances limit the proportion of assets that an insurance company may invest in certain categories of investments. The Insurance Business Law further requires that an insurance company set aside a liability reserve for each policyholder every business period to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. An insurance company shall appoint a corporate actuary at a meeting of the board of directors and have such a corporate actuary be involved in the method of calculating premiums and other actuarial matters. An external audit is required for all insurers. The auditors must report on whether the balance sheet and income statements show fairly the status of the insurer’s assets and liabilities in conformity with relevant laws, Cabinet Office or FSA ordinances and the insurer’s articles of incorporation. In addition to the external audit, the statutory corporate auditors must be elected to examine whether there have been any serious violations of the law, relevant FSA ordinances or the insurer’s articles of incorporation by the insurer’s directors. The statutory corporate auditors are also responsible for accounting matters, depending on the results produced from the external audit and are required to draw up a report covering financial and nonfinancial issues, which is included in the annual report to shareholders.

Korea

All financial institutions, including ING Group’s Korean insurance subsidiaries, are subject to regulation and supervision of the Financial Supervisory Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). A second body, the Korean Life Insurance Association advises the Ministry of Finance and Economy on policies and systems related to life insurance such as the Insurance Business Act. In August 2002, the Insurance Business Act was revised to deregulate the insurance industry and to increase competition. The FSC announced a plan also aimed at increased competition in the domestic financial sector, to be implemented in three phases from 2003 onwards.

Australia

The financial services activities of life insurance, investments, superannuation, general insurance and banking are currently governed by separate legislation under Australian law. The two main financial services regulators are the Australian Securities and Investment Commission (“ASIC”) and the Australian Prudential Regulation Authority (“APRA”). APRA is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers APRA’s responsibilities include regulating capital and liquidity requirements and monitoring the management functions of product providers. ASIC is responsible for consumer protection and market integrity across the financial systems, including the areas of insurance banking and superannuation.

BANKING

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements (BIS) develops international capital adequacy guidelines based on the relationship between a bank’s capital and its credit risks. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the “Basel guidelines”), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonizing the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community and on January 1, 1991 the Dutch Central Bank implemented them and they were made part of Netherlands law. In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988.
Since then the proposals of the consultative paper of the Basel Committee on Banking Supervision were further discussed by several international working parties. Once finalized, the implementation of the New Basel Capital Accord is expected in 2007.

European Union Standards

The European Community has adopted a capital adequacy regulation for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the “own funds” of credit institutions (the “Own Funds Directive”), defining qualifying capital (“own funds”), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the “Capital base Ratio Directive” and, together with the Own Funds Directive, the “EC Directives”), setting forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital base Ratio Directive and the provisions of the Own Funds Directive into national law directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements.

The EC Directives are aimed at harmonizing banking regulations and supervision throughout the EU by laying down certain minimum standards in key areas, and requiring member states to give “mutual recognition” to each other’s standards of regulation. The concept of “mutual recognition” has also been extended to create the “passport” concept: the freedom to establish branches in, and to provide cross-border services into, other EU member states once a bank has been licensed in its “home” state. The single market program for banking was completed when the Capital Adequacy Directive, or CAD, was implemented in the Netherlands with effect from January 1, 1996. In particular, CAD introduces a new requirement for banks to provide capital for market risk.

A Dutch credit institution is not permitted to start operations through a branch in another EU member state until it has received confirmation from the Dutch Central Bank that the information required by the Second Directive on the Coordination of Legislation to the Taking Up and Pursuit of the Business of Credit Institutions (the “Second Banking Coordination EC Directive”) has been submitted to the Dutch Central Bank and until, following this confirmation, a period of two months has elapsed or until, before the expiry of this period, it has received confirming information by the Dutch Central Bank.

The EC Directives require a bank, commencing with the end of the 1992 financial year, to have a capital base ratio of own funds to risk-adjusted assets and certain off-balance sheet items of at least 8%. At least one-half of the own funds in the numerator of the ratio must be “original own funds”, or “Tier 1” capital. The rest may be “additional own funds”, or “Tier 2” capital. As of January 1, 1997, Tier 1 capital consists solely of paid-up capital plus share premium accounts, other reserves and the fund for general banking risks less a deduction for goodwill. Tier 2 capital includes revaluation reserves, value adjustments and certain other funds and securities (such as fixed-term cumulative preferential shares and subordinated debt). The aggregate of a bank’s subordinated loans and fixed-term cumulative preferential shares may not exceed 50% of the bank’s Tier 1 capital.

To compute the denominator of the capital base ratio, the assets of a bank are assigned to five broad categories of relative credit risk (0%, 10%, 20%, 50% and 100%) and the balance sheet value of each asset is multiplied by the percentage weight applicable to its risk category to arrive at the risk-adjusted value. With respect to off-balance sheet items, such as financial guarantees and letters of credit, first, their face value is adjusted according to their risk classification depending on the type of instrument (0%, 20%, 50% and 100%), then they are assigned, like on-balance sheet assets, to the credit risk categories depending on the type of debtor and multiplied by the applicable percentage weights. With respect to derivatives contracts, first, their fair value is adjusted with a product specific potential future credit exposure (0% to 15% over the notional amounts), then they are assigned, like on-balance sheet assets, to the credit risk categories depending on the type of debtor and multiplied by the applicable percentage weights.

The Dutch Central Bank implemented the EC Directives in 1992.

In 2000, the EC Directives were brought together in the EC Directive 2000/12.

Netherlands regulation

The Group’s banking activities in the Netherlands are supervised and extensively regulated by the Dutch Central Bank (prudential supervision) on behalf of the Netherlands Minister of Finance under the mandate of the Act on the Supervision of the Credit System 1992 (Wet Toezicht Kredietwezen 1992). Furthermore, the Netherlands Authority for the Financial Markets carries out conduct of business supervision.

Credit Institutions Supervision Act

The principal aspects of the Credit Institutions Supervision Act are as follows:

     Scope of the Act A credit institution is any enterprise whose business it is to receive funds repayable on demand or subject to notice and to grant credits or make investments for its own account. ING Bank is a credit institution and, because it is engaged in the securities business as well as the commercial banking business, a “universal bank” under the terms of the Credit Institutions Supervision Act. ING Bank may accordingly be restricted from making capital contributions or loans to its subsidiaries.

     Authorization system An institution is prohibited from pursuing the business of a credit institution in the Netherlands unless it has obtained authorization from the Dutch Central Bank. In the event of the provision of cross-border services, involving the acceptance of repayable funds, to be provided by an institution established in another member EU state, the Dutch Central Bank must be informed of the contemplated operations, and the institution must have obtained authorization to pursue the business of a credit institution in the other EU member state.

     Regular supervision The Dutch Central Bank determines whether a credit institution meets the authorization requirements, prudential requirements, and the requirements as to the structure of its administrative organization and the requirements relating to its structural policy and monetary supervision. A credit institution must inform the Dutch Central Bank of any change in the number, the identity or the history of the persons determining its day-to-day policy. Furthermore, a credit institution must inform the Dutch Central Bank if it fails to comply, or to comply fully, with the Dutch Central Bank’s standards regarding capital base, liquidity or administrative organization.

     Prudential supervision The Dutch Central Bank exercises prudential supervision to safeguard the cital base and liquidity of credit institutions in order to protect creditors’ interests, with due observance of the relevant EC directives.

     Capital base directives Capital base directives are aimed at measuring the ratio of risk-bearing operations to available capital. Depending on the degree of risk involved in the various operations, the related assets are assigned a weighting coefficient. The total risk-weighted value of both on- and off-balance sheet items is divided by actual funds to obtain a ratio. Internationally, it has been agreed that this ratio should be at least 8%.

     Liquidity directives The basic principle of the liquidity directives is that liquid assets must be held against “net” liabilities of credit institutions (after netting out claims and liabilities in a maturity schedule) so that the liabilities can be met on the due dates or on demand, as the case may be.

     Structural supervision A declaration of no objection must be obtained from the Dutch Central Bank for a credit institution to acquire a “qualified participation” of 10% or more in another enterprise. A declaration of no objection must also be obtained for the acquisition by any person of a “qualified participation” in a credit institution greater than 5%. A “qualified participation” as referred to herein is an interest greater than 5% directly or indirectly owned in the share capital of a business enterprise or institution, or the direct or indirect voting power, or comparable voting interest, greater than 5% within the business enterprise or institution. Stipulations will be attached to declarations of no objection granted to holding companies of both credit institutions and insurance companies, as has been agreed in the protocol.

The Dutch Central Bank also supervises the administrative organization of the individual credit institutions, including ING Bank, their financial accounting system and internal controls. The administrative organization must be such as to ensure that a credit institution has at all times a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud. As part of the supervision of administrative organizations, the Dutch Central Bank has also stipulated that this system must be able to prevent conflicts of interests, including the abuse of insider information.

ING Bank files consolidated monthly and annual reports that provide a true and fair view of its financial position and results with the Dutch Central Bank. ING Bank’s independent auditors audit these reports.

Belgium

The Belgian Banking and Finance Commission (the “Commission”) in accordance with the law of March 22, 1993 supervises Belgian banks on the legal status and supervision of credit institutions. One of the major objectives of the Commission is the implementation of the Second Banking Coordination EC Directive. The Commission requires the fulfillment of specific requirements regarding, among others, the amount of the initial capital, the level of own funds, the transparency of shareholdings, the experience of the managers and the existence of an adequate structure to obtain an authorization to operate as a credit institution.

The Commission has the right to take exceptional measures or can ultimately withdraw the banking license if the institution violates the law or fails to perform based on the norms laid down by the Commission relating to capital base, liquidity or profitability. Reporting to the Commission by accredited statutory auditors is required twice a year. The Commission also has the right to request any document from a credit institution and performs inspection on specific issues inside the banks.

Germany

The legal basis for the supervision of banking business and financial services (banking supervision) is the Banking Act. Banking supervision that is carried out by the Federal Financial Supervisory Authority, working in cooperation with the Deutsche Bundesbank, orBundesbank. The Act assigns the central role in banking supervision to the Federal Financial Supervisory Authority that is also responsible for insurance regulation. The Federal Financial Supervisory Authority reports directly to the Federal Ministry of Finance.

Capital requirements and liquidity adequacy are in line with EU directives and are comparable to the Basel Standards. Exposures to a single borrower which, in the aggregate amount, exceed 10% of the institution’s liable capital, and loans to certain related parties are deemed to be particularly risk-prone, are therefore subject to special provisions.

An important source of information, both for the banking supervisory authorities and for lenders, is the requirement to report loans in the credit register, under section 14 of the Banking Act. This provision stipulates that credit institutions, insurance enterprises, financial services enterprises taking on proprietary positions as a service for third parties must report their loans over a specified amount to the Bundesbank. The Bundesbank adds together the loans to individual borrowers and subsequently notifies the lenders of the total indebtedness of their borrowers.

To enable the banking supervisory authorities to conduct an ongoing analysis of institutions’ business, the institutions have to submit monthly returns to the Bundesbank. The Bundesbank forwards these returns, together with its comments thereon, to the Federal Banking Supervisory Office. Institutions are audited by independent certified auditors who, in their audits, have to comply with detailed auditing guidelines laid down by the Federal Banking Supervisory Office. Section 29 of the Banking Act spells out the special duties of the auditors.

United Kingdom

In 2000, the framework for supervision and regulation of banking and financial services in the United Kingdom was reorganized. This reorganization resulted in all supervisory authorities merging into The Financial Services Authority, which we refer to as the FSA. The principal legislation concerning the regulation of banks in the United Kingdom is the Financial Services and Markets Act 2000 (the“FSMA”). Based on the FSMA, the FSA acts as the principal supervisory authority and has wide discretionary powers over banks authorized by it. The FSA acts in conjunction with the Bank of England, which has a responsibility for promoting and maintaining a stable and efficient monetary and financial framework. Each bank has to report on a regular basis to the FSA and/or the Bank of England. Capital base requirements are in line with those prevailing in the Netherlands.

United States

ING Bank does have a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although that office’s activities are strictly limited, essentially to that of a marketing agent of bank products and services and a facilitator (i.e., the office may not take deposits or execute any transactions), that office is subject to the jurisdiction of the State of New York Banking Department and the Federal Reserve. ING Direct in the United States, being a federal savings bank, is subject to supervision by the Office of Thrift Supervision of the Department of the Treasury and to the rules and regulations applicable to thrifts, a.o. the Community Reinvestment Act and the Home Owners Loan Act.

Other countries

Elsewhere, the Group’s banking operations are subject to regulation and control by local central banks and monetary authorities.

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES

ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission and the self-regulatory organizations (e.g., the NASD and the NYSE) of which they individually are members. The primary governing statutes for such entities are the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Those laws, and the regulations promulgated thereunder, impose requirements (among others) regarding minimum net capital requirements, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers and clearance and settlement procedures. The rules of the self-regulatory organizations in some respects duplicate the aforementioned legal requirements, but also impose requirements specific to the marketplaces that those organizations oversee. As examples, the NASD imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and the NYSE imposes requirements regarding transactions effected in its listed securities market. In addition, in December 2001, the Department of Treasury proposed new anti-money laundering standards applicable to broker-dealers.

Certain ING entities in the United States (including certain of its broker-dealers) also act in the capacity of an investment advisor (i.e. providing transactional advice to customers for a fee), and are governed in such activities by the Investment Advisers Act of 1940, as amended. Moreover, certain ING entities manage investment funds (such as mutual funds); the Investment Company Act of 1940, as amended, regulates the governance and activities of those funds. These laws impose record-keeping and disclosure requirements on ING in the context of such activities. Moreover, the laws impose restrictions on transactions or require disclosure of transactions involving advisory clients and the advisor or the advisors’ affiliates, as well as transactions between advisory clients. In addition, the Employee Retirement Income Security Act of 1974, as amended, imposes certain obligations on investment advisors managing employee plan assets as defined in this act.

The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the Securities and Exchange Commission or self-regulatory organizations upon those entities that have committed the violations. Moreover, employees who are found to have participated in the violative activity, and managers of such employees, also are subject to penalties by governmental and self-regulatory agencies.

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The tables below set forth selected statistical information regarding the Group’s banking operations. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented below.

AVERAGE BALANCES AND INTEREST RATES

The following tables show the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures include interest on non-accruing loans and do not reflect:

•	income on amortized results investments;

•	lending commissions;

•	interest income on off-balance sheet instruments;

•	other income not considered to be directly related to interest-earning assets;

•	interest expense on off-balance sheet instruments, or

•	other expense not considered to be directly related to interest-bearing liabilities,

all of which are reflected in the corresponding interest income, interest expense and net interest result figures in the Consolidated Financial Statements. A reconciliation of the interest income, interest expense and net interest result figures to the corresponding line items in the Consolidated Financial Statements is provided below.

ASSETS

	Interest-earning assets

	2002			2001			2000

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield

	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	3,625	128	3.5	5,522	364	6.6	3,019	209	6.9
foreign	21,965	935	4.3	24,488	1,261	5.2	24,364	1,406	5.8
Loans and advances
domestic	146,277	7,885	5.4	132,714	7,805	5.9	117,112	7,606	6.5
foreign	148,979	7,149	4.8	137,098	8,843	6.5	137,878	9,561	6.9
Interest-earning securities(1)
domestic	20,472	692	3.4	21,165	589	2.8	17,014	460	2.7
foreign	92,616	4,182	4.5	78,615	3,375	4.3	66,752	3,109	4.7
Other interest-earning assets
domestic	4,588	167	3.6	4,313	293	6.8	4,141	196	4.7
foreign	11,040	465	4.2	12,110	759	6.3	13,400	765	5.7

Total	449,562	21,603	4.8	416,025	23,289	5.6	383,680	23,312	6.1
Non-interest earning assets	27,216			30,134			24,476
Total assets(1)	476,778			446,159			408,156

Percentage of assets applicable to foreign operations		62.1%			61.6%			64.1%
Other interest income (reconciliation to Consolidated Financial Statements):
– amortized results investments(2)		348			152			173
– lending commission		102			167			222
– adjustment for interest on non-performing loans(3)		(105)			(122)			(95)
– interest on off-balance instruments(4)		1,758			1,325			1,230
other		382			(493)			(557)

Total interest income		24,088			24,318			24,285

LIABILITIES

	Interest-earning liabilities

	2002			2001			2000

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield

	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	23,789	832	3.5	25,986	1,117	4.3	21,384	1,395	6.5
foreign	43,435	1,238	2.9	45,995	2,255	4.9	45,132	2,572	5.7
Demand deposits(5)
domestic	31,291	332	1.1	28,195	384	1.4	27,216	386	1.4
foreign	20,994	528	2.5	17,760	589	3.3	18,038	605	3.4
Time deposits(5)
domestic	17,675	746	4.2	19,923	1,165	5.9	18,769	920	4.9
foreign	34,432	1,242	3.6	37,631	1,715	4.6	35,660	1,692	4.8
Savings deposits(5)
domestic	43,463	1,300	3.0	38,194	1,329	3.5	36,783	1,199	3.3
foreign	57,781	2,050	3.6	25,361	1,048	4.1	16,659	627	3.8
Short term debt
domestic	5,082	193	3.8	5,090	253	5.0	5,889	250	4.3
foreign	48,836	1,309	2.7	46,961	1,958	4.2	41,332	2,118	5.1
Long term debt
domestic	19,278	865	4.5	19,029	1,008	5.3	18,028	1,014	5.6
foreign	30,439	1,634	5.4	26,135	1,965	7.5	24,118	1,740	7.2
Subordinated liabilities
domestic	9,109	589	6.5	7,266	467	6.4	5,355	307	5.7
foreign	3,184	190	6.0	3,215	232	7.2	3,094	213	6.9
Other interest-bearing liabilities
domestic	10,972	359	3.3	14,088	590	4.2	8,193	837	10.2
foreign	22,890	1,103	4.8	35,598	1,435	4.0	32,160	1,818	5.7

Total	422,650	14,510	3.4	396,427	17,510	4.4	357,810	17,693	5.0
Non-interest bearing liabilities	36,726			33,490			35,337

Total Liabilities	459,376			429,917			393,147
Group Capital	17,402			16,242			15,009

Total liabilities and capital	476,778			446,159			408,156

Percentage of liabilities applicable to foreign operations			63.2%			60.9%			61.9%
Other interest expense (reconciliation to Consolidated Financial Statements):
– interest on off-balance instruments(6)		1,718			1,364			1,305
other		214			(628)			(499)

Total interest expense		16,442			18,248			18,499

Total net interest result		7,646			6,072			5,786

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

(2)	Includes amortization of premiums and discounts and deferred realized gains and losses on sales of investments in debt securities on a straight-line basis over the estimated average remaining life of the portfolio.

(3)	Interest on non-performing loans is included when calculating the average yield in this table but excluded from interest income reported in the consolidated profit and loss account.

(4)	Includes amortization of deferred realized gains and losses on off-balance sheet hedging instruments on a straight line basis over the estimated average remaining life of the portfolio and interest accrued on hedging instruments, primarily on interest rate swaps.

(5)	These captions do not include deposits from banks.

(6)	Includes accrued interest expense on hedging instruments, primarily on interest rate swaps.

ANALYSIS OF CHANGES IN NET INTEREST INCOME

The following table allocates changes in the Group’s interest income and expense and net interest result between changes in average balances and rates for the periods indicated. Changes due to a combination of volume and rate have been allocated to changes in average volume. The net changes in interest income, interest expense and net interest result, as calculated in this table, have been reconciled to the changes in interest income, interest expense and net interest result in the Consolidated Financial Statements. See introduction to “Average Balances and Interest Rates” for a discussion of the differences between interest income, interest expense and net interest result as calculated in the following table and as set forth in the Consolidated Financial Statements.

	2002 over 2001			2001 over 2000

		Increase (decrease)			Increase (decrease)
		due to changes in			due to changes in
	average	average	net	average	average	net
	volume	rate	change	volume	rate	change

		(EUR millions)			(EUR millions)
IInterest-earning assets
Time deposits to banks
domestic	(67)	(169)	(236)	165	(10)	155
foreign	(107)	(219)	(326)	6	(151)	(145)
Loans and advances domestic	731	(650)	81	918	(719)	199
foreign	570	(2,265)	(1,695)	(50)	(668)	(718)
Interest-earning securities
domestic	(23)	127	104	115	14	129
foreign	632	175	807	509	(243)	266
Other interest-earning assets domestic	10	(136)	(126)	12	85	97
foreign	(45)	(250)	(295)	(81)	75	(6)
Interest income domestic	651	828	177	1,210	(630)	580
foreign	1,050	(2,559)	(1,509)	384	(987)	(603)

Total	1,701	(3,392)	(1,686)	1,594	(1,617)	(23)

Other interest income
(reconciliation to Consolidated Financial Statements)			1,456			56

Total interest income			(230)			33

	2002 over 2001			2001 over 2000

		Increase (decrease)			Increase (decrease)
		due to changes in			due to changes in
	average	average	net	average	average	net
	volume	rate	change	volume	rate	change

		(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	(77)	(208)	(285)	198	(476)	(278)
foreign	(73)	(943)	(1,016)	42	(359)	(317)
Demand deposits domestic	33	(84)	(51)	13	(15)	(2)
foreign	81	(142)	(61)	(9)	(8)	(17)
Time deposits domestic	(95)	(325)	(420)	67	178	245
foreign	(115)	(359)	(474)	90	(67)	23
Savings deposits domestic	158	(186)	(28)	49	81	130
foreign	1,150	(148)	1,002	360	62	422
Short term debt domestic	(0)	(59)	(59)	(40)	42	2
foreign	50	(701)	(651)	235	(393)	(158)
Long term debt domestic	11	(154)	(143)	53	(59)	(6)
foreign	231	(562)	(331)	152	73	225
Subordinated liabilities domestic	119	3	122	123	37	160
foreign	(2)	(40)	(42)	9	10	19
Other interest-bearing liabilities domestic	(102)	(129)	(231)	247	(494)	(247)
foreign	(612)	279	(333)	139	(521)	(382)
Interest expense domestic	47	(1,142)	(1,095)	710	(708)	2
foreign	710	(2,616)	(1,906)	1,017	(1,203)	(186)

Total	757	(3,758)	(3,001)	1,727	(1,911)	(184)
Other interest expense
(reconciliation to Consolidated Financial Statements)			1,197			(69)
Total interest expense			(1,804)			(253)
Net interest
domestic	604	314	918	499	77	577
foreign	340	57	397	(632)	216	(416)

Net interest	944	371	1,315	(133)	294	161

Other net interest result
(reconciliation to Consolidated Financial Statements)			259			125

Net interest result			1,574			286

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and personal customers encompass among others, loans, overdrafts and finance lease receivables.

The following table sets forth the gross loans and advances to banks and customers for the last five years.

	Year ended December 31,

	2002	2001	2000	1999	1998

	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	8,013	8,949	8,306	9,357	9,189
Loans secured by mortgages	86,932	78,789	65,585	58,196	52,237
Loans to or guaranteed by credit institutions	7,103	8,356	3,643	3,076	3,498
Other personal lending	8,201	3,775	3,532	3,281	2,991
Other corporate lending	42,083	35,060	33,715	30,755	22,738

Total domestic offices	152,332	134,929	114,781	104,665	90,653
By foreign offices:
Loans guaranteed by public authorities	15,750	13,398	13,019	12,880	2,846
Loans secured by mortgages	31,260	19,502	14,048	14,794	6,815
Loans to or guaranteed by credit institutions	23,562	21,861	19,635	13,353	10,272
Other personal lending	6,810	3,259	2,790	2,086	1,821
Other corporate lending	82,256	88,687	102,484	70,806	54,150

Total foreign offices	159,638	146,707	151,976	113,919	75,904

Total gross loans and advances to banks and customers	311,970	281,636	266,757	218,584	166,557

The total net loans and advances to banks and customers amounted to EUR 307,100 million at December 31, 2002 and to EUR 277,162 million at December 31, 2001. The difference between total net loans and advances to banks and customers on the one hand and total gross loans and advances to banks and customers on the other, amounting to EUR 4.870 million, EUR 4,474 million and EUR 4,272 million at December 31, 2002, 2001 and 2000, respectively, represents the provisions for loan losses.

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as at December 31, 2002.

	1 year	1 year	After
	or less	to 5 years	5 years	Total

	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	1,694	538	5,781	8,013
Loans secured by mortgages	8,790	10,159	67,983	86,932
Loans guaranteed by credit institutions	5,156	907	1,040	7,103
Other personal lending	6,105	751	1,345	8,201
Other corporate lending	28,279	7,576	6,228	42,083

Total domestic offices	50,024	19,931	82,377	152,332
By foreign offices:
Loans guaranteed by public authorities	5,945	6,878	2,927	15,750
Loans secured by mortgages	3,677	7,598	19,985	31,260
Loans guaranteed by credit institutions	17,715	4,048	1,799	23,652
Other personal lending	4,182	2,315	313	6,810
Other corporate lending	61,135	13,150	7,971	82,256

Total foreign offices	92,654	33,989	32,995	159,638
Total gross loans and advances to banks and customers	142,678	53,920	115,372	311,970

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as at December 31, 2002.

	1 year or
	less	Over 1 year	Total

	(EUR millions)
Non-interest earning	2,524	359	2,883
Fixed interest rate	77,848	55,806	133,654
Semi-fixed interest rate(1)	3,107	76,165	79,272
Variable interest rate	59,199	36,962	96,161

Total	142,678	169,292	311,970

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”.

Risk elements

     Non-accrual and past due loans

Each of the business units within the banking operations of ING Group maintains its own system for servicing and monitoring past due loans. ING Group’s international banking offices and subsidiaries generally account for delinquent loans in accordance with U.S. GAAP. When a loan is in default as to payment of principal and interest for 90 days or when, in the judgment of management, the accrual of interest should cease before 90 days, such a loan is placed on non-accrual status. Any accrued but unpaid interest is reversed against current period interest revenue. Interest payments received on a cash basis during the period are recorded as interest income. Domestic banking offices follow the same policy for consumer mortgage and personal loans. All of the foregoing loans are included in the table below under “Non-accrual”.

Under “Accruing but past due 90 days”, all loans are reported which are still accruing but on which principal or interest payments are contractually past due 90 days or more. Domestic commercial loans combined with an overdraft facility, which make up approximately 50% of the reported amount in the domestic “Accruing but past due 90 days” category, were included in the 2002, 2001 and 2000 table below if the overdraft facility exceeded a specified limit for 90 days or more at December 31, 2002, 2001 and 2000, respectively. The amount of loans meeting these criteria in prior years was estimated by management based on the size of the underlying portfolio and specific risk factors.

Based on the foregoing, the following table sets forth management’s estimate, without giving effect to available security or related specific provisions, of the amounts of its loan portfolio in each of the two categories indicated.

	Year ended December 31,

	2002	2001	2000	1999	1998

	(EUR millions)
Non-accrual
domestic	1,093	1,425	711	1,072	912
foreign	3,044	2,613	2,745	2,313	1,863

Sub-total	4,137	4,038	3,456	3,385	2,775
Accruing but past due 90 days
domestic	986	1,083	1,112	573	575
foreign	1,048	957	756	952	555

Sub-total	2,034	2,040	1,868	1,525	1,130

Total	6,171	6,078	5,324	4,910	3,905

These loans are under constant review of the credit risk department.

     Restructured loans

The following table sets forth the troubled debt restructuring loans consisting of loans that are accruing interest but at rates different from the original terms of such loans as a result of the terms of any such restructuring.

	Year ended December 31,

	2002	2001	2000	1999	1998

	(EUR millions)
Troubled debt restructuring
domestic	439	57	154	202	98
foreign	461	1,054	569	583	342

Total troubled debt restructuring	900	1,111	723	785	440

On receipt of cash, suspended interest is recovered prior to the principal outstanding, except that, where amounts are outstanding for costs and other late payment charges, the cash received is first used to recover these costs and charges. When it becomes apparent that recovery of interest is unlikely, interest ceases to be accrued and is suspended.

Interest income that would have been recognized in 2002 under the original terms of the non-accrual and restructured loans amounted to an estimated EUR 81 million from loans granted by domestic offices and an estimated EUR 234 million from loans granted by foreign offices. Interest income of approximately EUR 45 million from such domestic loans and approximately EUR 104 million from such foreign loans was recognized in the profit and loss account for 2002.

At December 31, 2002, ING Group had loans amounting to EUR 4,327 million that were not included in the risk elements schedule above. These loans are considered potential problem loans as the credit review officers obtained information that caused doubts as to the repayment of the loan by the borrower. Of this total, EUR 1,640 million relates to domestic loans and EUR 2,687 million relates to foreign loans. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

     Cross-border outstandings

Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets that are denominated in euro or other non-local currency. To the extent that material local currency outstandings are not hedged or are not funded by local currency borrowings, such amounts are included in cross-border outstandings.
The following tables analyze cross-border outstandings as of the end of each of the last three years, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

Guaranteed or secured loans are deducted from gross outstandings to arrive at net outstandings provided that political and transfer risks are also covered explicitly by the agreement. Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. At December 31, 2002, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

	Year ended December 31, 2002

		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total

	(EUR millions)
United Kingdom	5	17,782	20,032	1,280	39,099
United States	2,013	2,491	19,578	912	24,994
Germany	4,660	8,899	2,165	2,070	17,794
France	515	3,941	2,876	784	8,116
Belgium	2,039	1,940	2,248	1,256	7,483

	Year ended December 31, 2001

		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total

			(EUR millions)
United Kingdom		15,101	13,547	785	29,433
United States	1,461	5,194	15,534	1,406	23,595
Germany	3,911	11,380	3,832	2,796	21,919
Belgium	1,135	3,560	2,188	2,154	9,037
France	1,155	3,234	2,262	562	7,213
Italy	2,456	3,894	455	363	7,168

	Year ended December 31, 2000

		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	TotaL

			(EUR millions)
United Kingdom	5	10,910	19,849	1,824	32,588
United States	95	3,205	17,376	8,480	29,156
Germany	4,494	5,037	5,357	9,992	24,880
Belgium	500	2,547	2,350	6,533	11,930
France	1,133	3,463	2,785	1,413	8,794

At December 31, 2002, 2001 and 2000, the following countries had cross-border outstandings between 0.75% and 1% of total assets:

Cross-border outstandings
Year ended December 31

2002
Italy	7,101
Spain	5,828
2001
Japan	5,571
2000
Italy	6,284

Loan concentration

The following industry concentrations were in excess of 10% of total loans as at December 31, 2002:

Total outstandings

(EUR millions)
Financial institutions(1)	63,679
Service industry	58,303
Manufacturing	34,999

(1)	Excluding bank deposits given of approximately EUR 46 billion.

Bad and doubtful debts

A provision for loan losses is maintained for the banking operations that is considered adequate to absorb losses arising from the existing portfolios of loans. The provision for loan losses is made in accordance with the overall supervisory direction of the Dutch Central Bank. Each operating company makes provisions for bad and doubtful debts, based on centrally given instructions. The provisions are reviewed on a quarterly basis by management. On the face of the balance sheet, the provisions are deducted from ‘Lending’ and ‘Banks’. The net additions to or subtractions from such balance sheet provisions are reflected in the Group’s profit and loss account, principally under ‘Value adjustments to receivables’ of the Banking operations.

In determining the amount of the provisions, corporate loans are assessed on a case-by-case basis, and the following factors are considered:

•	the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of ING Group’s other commitments to the same customer;
•	the realizable value of any security for the loan; and
•	the costs associated with obtaining repayment and realization of any such security.

For certain homogeneous groups of small personal and corporate loans, provisions are also assessed using statistical techniques.

On certain foreign outstandings, a country provision is calculated for regulatory purposes based on detailed instructions given by the Dutch Central Bank. The amount is a function of the risk of the country as well as the risk of the transaction itself. For accounting purposes, adequate provisions are calculated for countries that are near default or have recently defaulted.

ING Group also maintains an unallocated provision for loan losses that is required to adequately capture various subjective and judgmental aspects of credit risk assessment that is not considered on an individual basis. Considerable judgement is exercised in determining the extent of the provision and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, recent years’ loss experience, credit and geographical concentration trends. When there is no prospect of recovering principal or interest, the outstanding debt and any suspense balances are written off.

Summary of loan loss experience

The following table shows the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for the past five years.

	Calendar period

	2002	2001	2000	1999	1998

	(EUR millions)
Balance at January 1	4,474	4,272	4,522	3,417	1,928
Change in the composition of the Group	93	(171)		834	874
Charge-offs:
Domestic:
Loans guaranteed by public authorities	(1)
Loans secured by mortgages	(4)	(4)	(3)	(4)	(12)
Loans to or guaranteed by credit institutions	(18)			(10)
Other personal lending	(31)	(31)	(77)	(26)	(24)
Other corporate lending	(211)	(166)	(198)	(170)	(163)
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	(8)	(1)	(1)	(1)	(6)
Loans to or guaranteed by credit institutions	(3)	(9)	(91)	(138)	(4)
Other personal lending	(32)	(1)	(1)	(1)
Other corporate lending	(530)	(391)	(458)	(224)	(119)

Total charge-offs	(838)	(603)	(829)	(574)	(328)
Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages		3	5
Loans to or guaranteed by credit institutions	4
Other personal lending	2	4	5	5	4
Other corporate lending	3	8	4	8	6
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	2		2
Loans to or guaranteed by credit institutions		1	5	7
Other personal lending	7
Other corporate lending	15	23	34	1	1

Total recoveries	33	38	51	19	18

Net charge-offs	(805)	(565)	(778)	(555)	(310)
Additions (included in value Adjustments to receivables of the Banking operations), exchange and other adjustments	1,108	938	528	826	925

Balance at December 31	4,870	4,474	4,272	4,522	3,417

Ratio of net charge-offs to average loans and advances to banks and customers	0.27%	0.22%	0.31%	0.32%	0.18%

Additions to the provision for loan losses are based on management’s judgment, taking into account all available evidence, on borrower creditworthiness, contractual loan terms, available judicial and other remedies, historical patterns of losses and current economic developments.

Management regularly assesses the adequacy of the provision for loan losses by performing ongoing evaluations of the loan portfolio. A formal analysis of specifically identified loans takes place every quarter, including evaluation of economic risks associated with each loan, the current financial condition of the borrower, the economic environment in which the borrower operates, the level of delinquent loans and the value of collateral. Credit ratings are assigned to the borrowers by allocating all outstanding loans into various Risk Rating categories on a regular basis.

The policy for determining the provision for loan losses is set out in more detail on page 55 and in Note 1.5.2.5. to the Financial Statements.

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures. Significant movements in the addition to the provision for loan losses are explained in the paragraph “Addition to the provision for loan losses” on page 112.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for the past five years:

					Year ended December 31,

	2002		2001		2000		1999		1998

	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)

					(EUR millions)
Domestic:
Loans guaranteed by public authorities	31	2.56		3.18		3.11		4.28		5.52
Loans secured by mortgages	120	27.87	112	29.01	105	18.21	104	26.62	94	31.36
Loans to or guaranteed by credit institutions		2.28		2.96		1.37		1.41		2.10
Other personal lending	199	2.63	107	1.34	88	1.31	76	1.50	70	1.80
Other corporate lending	649	13.49	742	11.42	766	19.03	828	14.07	794	13.64

Total domestic	999	48.83	961	47.91	959	43.03	1,008	47.88	958	54.42
Foreign:
Loans guaranteed by public authorities	47	5.05	68	4.76	7	4.88	46	5.89	18	1.71
Loans secured by mortgages	73	10.02	41	6.92	103	5.27	27	6.78	91	4.09
Loans to or guaranteed by credit institutions	90	7.55	43	7.76	70	7.36	322	6.11	362	6.18
Other personal lending	145	2.18	181	1.16	82	1.05	72	0.95	66	1.09
Other corporate lending	3,516	26.37	3,180	31.49	3,051	38.41	3,042	32.39	1,922	32.51

Total foreign	3,871	51.17	3,513	52.09	3,313	56.97	2,514	52.12	3,459	45.58

Total	4,870	100.00	4,474	100.00	4,272	100.00	4,522	100.00	3,417	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

The following table shows the provision for loan losses on loans accounted for as loans and advances to banks and customers as a percentage of the related loan portfolio for the past five years:

	Year ended December 31,

	2002	2001	2000	1999	1998

			(in %)
Domestic:
Loans guaranteed by public authorities	0.39
Loans secured by mortgages	0.14	0.14	0.16	0.18	0.18
Other personal lending	2.43	2.83	2.53	2.32	2.35
Other corporate lending	1.54	2.31	2.27	2.69	3.49

Total domestic	0.66	0.71	0.84	0.96	1.06
Foreign:
Loans guaranteed by public authorities	0.30	0.51	0.06	0.36	0.63
Loans secured by mortgages	0.23	0.21	0.73	0.18	1.33
Loans to or guaranteed by credit institutions	0.37	0.20	0.35	2.41	3.52
Other personal lending	2.13	5.55	2.94	3.47	3.62
Other corporate lending	4.27	3.59	2.98	4.30	3.55

Total foreign	2.42	2.39	2.18	3.08	3.24
Total	1.56	1.59	1.60	2.07	2.05

\

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 6.11% to EUR 315,209 million. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.

Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam-based money market operations in the world’s major financial markets.

Certificates of deposit represent 47% of the category ‘Debt securities’ (52% at the end of 2001). These instruments are issued as part of liquidity management with maturities generally of less than three months.

	2002		2001		2000

	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate

	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand – non-interest bearing	899		1,452		9
– interest bearing	1,091	5.0	1,422	3.4	1,783	3.8
Time	30,504	3.5	36,707	3.9	24,764	6.0

Total domestic offices	32,494		39,581		26,556
In foreign offices:
Demand – non-interest bearing	3,011		1,551		1,570
– interest bearing	12,728	2.6	12,936	3.1	12,330	4.8
Time	59,562	3.4	64,082	4.7	59,102	5.6

Total foreign offices	75,301		78,569		73,002

Total deposits by banks	107,795		118,150		99,558

Customer accounts
In domestic offices:
Demand – non-interest bearing	15,572		10,071		10,501
– interest bearing	17,543	2.8	36,550	2.5	35,243	2.4
Savings	43,389	3.0	18,866	3.8	18,207	3.6
Time	23,252	4.2	23,759	4.9	22,950	5.2

Total domestic offices	99,756		89,246		86,901
In foreign offices:
Demand – non-interest bearing	3,407		4,282		9,242
– interest bearing	25,973	2.0	27,717	2.4	25,382	2.8
Savings	55,553	3.6	26,018	3.9	17,431	3.6
Time	45,614	3.2	49,014	4.1	48,430	4.2
Total foreign offices	130,547		107,031		100,485

Total customers accounts	230,303		196,277		187,386
Debt securities
In domestic offices:
Debentures	14,636	3.9	8,269	5.1	8,860	5.9
Certificates of deposit	2,967	4.5	10,532	4.3	9,397	5.0
Other	2,806	4.0	1,614	4.6	1,687	5.8

Total domestic offices	20,409		20,415		19,944
In foreign offices:
Debentures	13,267	8.5	14,414	6.5	16,855	7.1
Certificates of deposit	33,821	3.1	26,663	4.8	20,066	6.4
Other	10,781	8.7	10,410	5.5	8,023	5.2

Total foreign offices	57,869		51,487		44,944

Total debt securities	78,278		71,902		64,888

For the years ended December 31, 2002, 2001 and 2000, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 30,551 million, EUR 34,848 million and EUR 27,538 million, respectively.

At December 31, 2002, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 25,000, was:

	Time certificates of deposit		Other time deposits

	(EUR millions)%		(EUR millions)%
3 months or less	35,633	73.2	34,115	74.5
6 months or less but over 3 months	8,405	17.3	3,075	6.7
12 months or less but over 6 months	1,633	3.3	1,919	4.2
Over 12 months	3,021	6.2	6,692	14.6

Total	48,692	100.0	45,801	100.0

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 25,000 issued by foreign offices at December 31, 2002.

Year ended
December 31, 2002

(EUR millions)
Time certificates of deposit	59,385
Other time deposits	31,244

Total	90,629

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under Dutch GAAP of the investments of the Group’s banking operations:

	Year ended December 31,

	2002	2001	2000

		(EUR millions)
Dutch government	3,429	2,913	2,919
German government	2,783	2,892	4,460
Central banks	668	894	794
Belgian government	13,165	12,266	13,870
Other governments	15,200	10,517	7,356
Corporate debt securities Banks and financial institutions	18,527	14,819	12,507
Other corporate debt securities	6,210	9,354	6,424
U.S. Treasury and other U.S government agencies	5,180	3,818	1,675
Other debt securities	13,917	5,796	2,509

Total debt securities	79,079	63,269	52,514
Shares and convertible debentures	1,254	2,877	3,495
Land and buildings(1)	3,709	2,302	3,124

Total	84,042	68,448	59,133

(1)	Including commuted ground rents

Banking investment strategy

ING’s investment strategy for its investment portfolio related to the banking activities is formulated by the Asset and Liability Committee (“ALCO”). The exposures of the investments to market rate movements are managed by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, futures, forwards and purchased option positions such as interest rate caps, floors and collars. See “Item 11. Quantative and Qualitative Disclosure of Market Risk”.

The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 49% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

			Between		Between
	1 year or less		1 year and 5 years		5 and 10 years

	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)

	(EUR millions)%		(EUR millions)%		(EUR millions)%
Dutch government	131	6.3	351	4.8	2,983	4.8
German government	118	6.0	843	4.6	1,653	5.0
Belgian government	1,420	7.8	4,518	6.1	6,816	5.2
Central banks	363	2.5	55	7.1	246	7.5
Other governments	1,926	5.0	4,301	5.0	7,390	5.0
Banks and financial institutions	2,478	3.0	10,441	3.7	4,728	5.0
Corporate debt securities	371	4.8	3,673	4.3	1,578	4.6
U.S. Treasury and other U.S. government agencies	884	4.1	1,870	4.3	2,472	4.3
Other debt securities	1,162	4.4	3,790	4.0	2,801	4.4

Total	8,853		29,842		30,667

	Over 10 years		Without maturity			Total	Balance
						premium/	sheet
	Book value	Yield(1)	Book value	Yield(1)	Book value	(discount)	value

	(EUR millions)%		(EUR millions)%		(EUR millions)	(EUR millions)	(EUR millions)
Dutch government	10	5.8	3	0.0	3,478	49	3,429
German government	175	5.8	0	0.0	2,789	6	2,783
Belgian government	401	5.3	0	0.0	13,155	(10)	13,165
Central banks	2	2.3	0	0.0	665	(2)	667
Other governments	1,587	5.2	137	0.0	15,341	141	15,200
Banks and financial institutions	853	5.1	95	2.8	18,595	68	18,527
Corporate debt securities	550	3.7	46	0.0	6,218	7	6,210
U.S. Treasury and other U.S. government agencies	2	8.6	0	0.0	5,228	48	5,180
Other debt securities	6,045	4.4	180	2.3	13,978	62	13,917

Total	9,625		461		79,448	369	79,079

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

At December 31, 2002, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2002		2001

	Book	Market	Book	Market
	value	value	value	value

	(EUR millions)		(EUR millions)
Dutch government	3,478	3,634	2,968	2,935
Belgian government	13,155	14,170	12,261	12,828
German government	2,789	2,934	2,898	2,906

COMPETITION

There is substantial competition in the Netherlands and the other countries in which the Group does business for the types of insurance, commercial and investment banking and other products and services provided by the Group. Such competition is more pronounced in the Group’s more mature markets of the Netherlands, the Rest of Europe, the United States, Canada and Australia than in the ‘emerging markets.’ In recent years, however, competition in emerging markets has increased as insurance and banking industry participants from more developed countries have sought to establish themselves in markets that are perceived to offer higher growth potential and, as local institutions have become more sophisticated and competitive, they have sought alliances, mergers or strategic relationships with certain of the Group’s competitors.

In the Netherlands, which is the largest national market for our banking operations and the second largest for our insurance operations, a national policy historically favoring open markets and the presence of large domestic competitors in both the insurance and banking sectors has resulted in intense competition for virtually all of the Group’s products and services. In addition, the Dutch market is a mature market and one in which the Group already maintains significant market shares in most lines of business. Although certain parts of the Dutch financial services sector are growing, in recent years ING Bank has been facing increasing competition from other principal Dutch banks for its traditional client base of small and medium-size enterprises, as well as in other parts of ING’s Dutch business. Management believes, however, that notwithstanding these factors, there is the potential in the future for increased growth in the Dutch markets in which the Group currently is active as the government withdraws from social security and various other programs and the coverage and services provided thereunder are shifted to the private sector. In this regard, the distribution channels maintained in the Netherlands (direct marketing, Internet, intermediaries, branches and tied agents) allow the Group to allocate resources to different sectors of the Dutch market as growth opportunities arise and, in management’s view, provide the Group with significant competitive advantages. In the Netherlands, the insurance industry has been affected by many changes in legislation (i.e. new tax law). Savings for pensions continue to be tax-favored to some extent, but professional advice is needed in the labyrinth of rules and regulations. The Dutch insurance industry will be further shaped by the need to adapt to new technologies, bring down costs and increase efficiency. With our large market share, we expect that we will be able to benefit from these trends, especially by creating shared service centers. In the United States, due to the detoriating economic climate, a shift from unit-linked products to guaranteed life products, from variable to fixed annuities and from stock market products to savings products is evident. In the United States, the share of equity products is currently 49% of total wealth, far below the normally high percentage of 75%. The inflow of money into mutual funds has also slowed down.

Despite the fact that customers in the United States are shying away from equity products, there is nevertheless an overall increase in wealth. Baby boomers are now moving into retirement. In the US, as an example, overall retirement income is expected to grow from 16 trillion dollars at the end of 2001 to 39 trillion dollars in 2012. In short, we believe long-term opportunities remain good, for instance for rollover/payout business. Three further trends in the US market are significant to our business. First, distribution is shifting from career agents to independent advisers and wholesalers, as more insurers come under pressure to turn fixed costs into variable costs. Second, there is a clear shift in power from manufacturers to distributors when it comes to the distribution of financial products. Finally, insurers are making greater use of strategic relationships for ‘shelf swapping’. With our recent acquisitions and their subsequent integration, we believe our US operations are well positioned to benefit from all of these trends.

Competition with respect to the products and services provided by the Group in both developed and emerging markets is based on many factors, including name recognition, scope of distribution systems, customer service, products offered, financial strength, price and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes its major competitors are the larger Dutch, other European, U.S. and Japanese commercial and investment banks, insurance companies and asset management and other financial services companies.

RATINGS

ING Groep N.V’s long term senior debt rating is rated “Aa2” by Moody’s Investors Service, Moody’s, with a stable outlook (under review). ING Groep N.V’s long-term senior debt rating is rated “A+” by Standard & Poor’s Ratings Service, a division of the McGraw Hill companies, Inc., or Standard & Poor’s, with a stable outlook.

ING Verzekeringen N.V.’s long term senior debt is rated “A+” by Standard & Poor’s (with a stable outlook) and ‘Aa2’ by Moody’s (under review). ING Bank N.V.’s long term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s and “Aa2” (with a stable outlook) by Moody’s. The “AA” rating is the second highest of the seven ratings assigned by Standard & Poor’s, which range from “AAA” to “C”. Ratings from AA to B may be modified by the use of a plus or minus sign to show relative standing of the issuer within those rating categories. The “Aa” rating is the second highest of the nine ratings assigned by Moody’s, which range from “Aaa” to “C”. Ratings from “Aaa” to “C” may be modified by the use of numerical modifiers 1, 2 and 3, to show the relative standing of the issuer within those rating categories.

ING Verzekeringen N.V.’s short-term term senior debt is rated “A1” by Standard & Poor’s and Prime 1 by Moody’s (under review). ING Bank’s N.V’s short-term debt is rated “A1+” by Standard & Poor’s and Prime 1 by Moody’s. The “A1+” rating is the highest possible of the seven ratings assigned by Standard & Poor’s, which range from “A1+” to “D”. The ‘Prime 1’ rating is the highest possible of the three ratings assigned by Moody’s, which range from ‘Prime 1’ to ‘Not Prime’.

The following insurance subsidiaries all hold “AA” insurer financial strength ratings by Standard & Poor’s: ING Security Life of Denver, ING Southland Life, ING USG Annuity and Life Company, First Columbine Insurance Company, ING Golden American Life Insurance Company, First Golden American Life Insurance Company of New York, ING Midwestern United Life Insurance Company, ING Equitable Life Insurance Company of Iowa, ING ReliaStar Life Insurance Company, ING Northern Life Insurance Company, ING Aetna Life Insurance & Annuity Company, ING Aetna Insurance Company of America, ING ReliaStar Life Insurance Company of New York and ING Security-Connecticut Life Insurance Company. Standard & Poor’s states that an insurer rated “AA” has a “very strong” capacity to meet its financial commitments. It differs from the highest rated insurers only in small degree. The “AA” rating is the second highest of the eight claims-paying ratings assigned by Standard & Poor’s, which range from “AAA” (Superior) to “R” (Regulatory action). ING Life Insurance Company of Georgia has a “A-” insurer financial strength rating by Standard and Poor’s. Standard and Poor’s states that an insurer rated “A” has a “strong” capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than insurers in higher-rated categories.

The following insurance subsidiaries all hold “Aa2” financial strength ratings by Moody’s: ING Aetna Life Insurance & Annuity Company, ING Aetna Insurance Company of America, ING Security Life of Denver, ING Life of Georgia, ING Southland Life, ING USG Annuity and Life Company, ING Equitable Life Insurance Company of Iowa, ING ReliaStar Life Insurance Company, ING Northern Life Insurance Company, ING ReliaStar Life Insurance Company of NY and ING Security-Connecticut Life Insurance Company (all these ratings are under review). Moody’s states that the “Aa2” rating is assigned to those companies that, in its opinion, offer financial security. The “Aa2” rating is the second highest of the nine Financial strength ratings assigned by Moody’s, which range from “Aaa” (Exceptional) to “C” (Lowest).

ING Bank N.V.’s long-term debt is rated AA- by Fitch Ratings Ltd., or Fitch Ratings. The “AA” rating is the second highest of the nine ratings assigned by Fitch Ratings, Ltd. which range from “AAA” to “C”. Ratings from “AA” to “B” may be modified by the use of a plus or minus sign to show relative standing of the issuer within those rating categories.

The following insurance subsidiaries, hold an “A+” rating by A.M. Best: ING Security Life of Denver, ING Life of Georgia, ING Southland Life, ING USG Annuity and Life Company, ING Aetna Insurance Company of America, ING Aetna Life Insurance and Annuity Company, ING Golden American Life Insurance Company, ING First Golden American Life Insurance Company of New York, First ING Life Insurance of New York, ING Equitable Life Insurance Company of Iowa, ING ReliaStar Life Insurance Company, ING Northern Life Insurance Company and ING ReliaStar Life Insurance Company of NY. In addition, ING Midwestern United Life Insurance Company, ING United Life and Annuity Insurance Company, ING Security-Connecticut Life Insurance Company and ING Ameribest Life Insurance Company hold an “A” rating by A.M. Best. A.M. Best states that the “A+” rating is assigned to companies which have, on balance, superior balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best. These companies, in their opinion, have a very strong ability to meet their ongoing obligations to policyholders.

The “A+” rating is the second highest of 15 ratings assigned by A.M. Best, which range from “A++” (Superior) to “F” (In Liquidation).

None of the foregoing ratings is an indication of the historic or potential performance of the Company’s stock or other securities and should not be relied upon with respect to making an investment in ING Groep N.V.’s Ordinary shares, Bearer receipts, ADSs or other securities.

INFORMATION TECHNOLOGY

Since 2000, ING Group has made good progress in improving the capabilities of the Information Technology, or IT function. The initial focus addressed quick wins and has evolved from there to structural changes that have lowered cost on a sustained basis. In a collaborative approach with the ECs and businesses, ING has been working to identify and realize opportunities for IT-enabled improvements and value enhancing initiatives.

After two years of identifying benefits, setting up a governance organization and signing Global contracts, ING is now starting to see the results of these activities. Medium Term Plan (MTP) results are showing lower IT costs as a percentage of business in the coming three years. Rationalizing the ING infrastructure and applications portfolio and leveraging services across business and partners have yielded substantial cost savings. Standardizing and leveraging best-in-class architectures has resulted in improved flexibility and services. The established Global Infrastructure Services organization has enabled more seamless and cost effective connectivity of ING’s 144 locations across the globe.

Maintaining the appropriate balance between group and local ownership (responsibility, accountability) is essential to ensure an accelerated rate of more common application deployment as well as infrastructure rationalization. Shared services and data centres have emerged through consolidation at Management Committee (MC) and Executive Committee (EC) levels. A regional service provider concept has been established to provide support services across ECs within each region. Security of the global network has been raised to reduce cross-vulnerability risks. Information and operational risk management have become a key part of managing ING’s global infrastructure.

In order to continue to improve the speed of decision making and ensure tighter alignment of business and IT focus, everything that’s being done in IT is working through the established IT governance mechanisms. ING continuously seeks to eliminate redundancy, reduce costs and ensure optimum usage of the Group’s IT assets. While keeping an eye on our customers, shareholders and employees, ING will continue to offer efficient and effective IT enabled solutions to help drive customer satisfaction.

DESCRIPTION OF PROPERTY

In the Netherlands, ING Group owns substantially all of the land and buildings used in the normal course of its business. Outside the Netherlands, ING Group predominantly leases all of the land and buildings used in the normal course of its business. At December 31, 2002, ING Group had more than 1,500 branch, representative and similar offices worldwide of which approximately 500, principally branch offices, were located in the Netherlands. In addition, ING Group has part of its investment portfolio invested in land and buildings. Management believes that the Group’s facilities are adequate for its present needs in all material respects.

Item 5.     Operating and financial review and prospects

The following review and prospects should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. Reference is made to Note 6 of Notes to the Consolidated Financial Statements for a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of shareholders’ equity and net profit to U.S. GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under Dutch GAAP.

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates. In 2002, 22% of ING’s total operational income and 66% of its consolidated operational results before taxation were derived from its Dutch operations. Accordingly, changes in the Dutch economy and levels of Dutch consumer spending and downturns in the Dutch real estate, securities and other markets may have a material effect on the Company’s operations. Although management expects the foregoing factors will continue to affect ING Group’s results of operations, management believes that the impact of any one of these factors, other than fluctuations in exchange rates, has been and continues to be reduced by ING Group’s expansion into different geographic markets. However, management realizes that because of spin-off effects, a crisis in a major financial market can have a material negative impact on the Group’s consolidated results. Developments on the stock markets worldwide had an increasing effect on the generation of commissions and fee income related to the value of the assets under management and as a result on the results of ING Group.

General Market Conditions

Demographic studies suggest that over the next decade there will be growth in ING’s principal life insurance markets of the Netherlands, the rest of Europe, the United States, Asia and Australia, in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products. In addition, in a number of its European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government have been or are expected to be curtailed in the coming years, which management believes will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance’s distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets positions ING Insurance to benefit from such developments. In addition, the emerging markets in Central and Eastern Europe, Asia and South America, in which ING Insurance has insurance operations, generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance also has insurance operations. Management believes that insurance greenfield operations in such emerging markets provide ING Insurance with the market presence that will allow it to take advantage of anticipated growth in such regions. Conditions in the non-life insurance markets in which ING Insurance operates are also cyclical, and characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other losses.

ING has significant commercial banking, investment banking and insurance operations in the emerging markets of South America, Asia and Central and Eastern Europe and is an active trader of emerging market loans and debt securities. Historically, the Group’s capital markets and securities trading activities in emerging markets have been more volatile than those in developed countries and are subject to certain risks, such as political and currency volatility risks, which ING does not have in its more mature markets. During the last three years, the Company has experienced significant fluctuations in the results of its emerging markets trading operations and no assurance can be given that such fluctuations will not occur in future periods. In addition, ING’s investment banking, securities trading and brokerage activities and the results therefrom tend to be more volatile than other parts of ING’s businesses as they are significantly affected by the levels of activity in the securities markets, which in turn may be affected by, among other factors, the level and trend of interest rates. ING also offers a number of insurance and financial products which expose it to certain risks associated with fluctuations in interest rates, securities prices or the value of real estate assets.

Interest rates

Changes in prevailing interest rates (including changes in the difference between the levels of prevailing short-term and long-term rates) can affect ING Group’s banking, insurance and financial services results. However, the future profitability of ING Group may also be affected by a variety of other factors, and, as a result, management believes that recurring cyclical changes in prevailing interest rates, and other interest rate changes in general, are not likely to have a significant impact on the long-term profitability of ING Group.

Over the past several years, movements in both short- and long-term interest rates have affected the level and timing of recognition of gains and losses on securities held in ING Group’s various investment portfolios. Generally, a sustained period of lower interest rates will reduce the investment income yield of the investment portfolios of ING Group’s insurance and banking companies over time as higher-yielding investments are called or mature and proceeds are reinvested at lower rates. However, declining interest rates will increase realized and unrealized gains on significant portions of pre-existing insurance investment portfolios and can lead to higher returns from the Company’s banking operations if interest-earning assets re-price more slowly than interest-bearing liabilities or the volume of average interest-earning assets grows, as a result of higher amounts of credit demand, assuming a positive interest rate spread. Conversely, rising interest rates should, over time, increase investment income but may, at the same time, reduce the market value of pre-existing investments held by ING Group’s portfolios. This can also lead to higher returns from the Company’s banking operations if interest-earning assets re-price faster than interest-bearing liabilities or the interest-rate spread widens, assuming these effects are not offset by lower volumes of average interest-earning assets or a deterioration in the quality of the Group’s loan portfolio or an increase in provisions for possible credit risks. Management believes that the diversity of ING Group’s investment portfolio and the geographic spread of its businesses tend to moderate the effect of movements in interest rates in any one market.

The impact of interest rate fluctuations on the Group’s life insurance business is reduced in part by product design, which partly or entirely transfers the exposure to interest rate movements from the Company to the policyholder. Examples of such products include unit-linked individual policies and segregated fund pension plans in group business. At December 31, 2002, approximately 30% (2001: 34%) of ING Insurance’s investment portfolio consisted of investments relating to insurance policies where gains or losses arising from interest rate fluctuations are largely for the risk of policyholders. In addition, ING Insurance sells profit sharing life insurance policies, where profit sharing may be based either on total profits or on excess interest margins. In both cases, profit sharing may serve to moderate the impact of interest rate fluctuations on the Company’s profit by transferring a portion of total profits or excess interest margins to policyholders. While product design reduces the interest rate sensitivity of ING Insurance, changes in interest rates may result in changes to interest income or affect the levels of new product sales or surrenders and withdrawals of business in force.

ING Group’s investment banking, securities trading and brokerage activities are significantly affected by the levels of activity in the securities markets, which in turn may be affected by, among other factors, the level and trend of interest rates. Results of ING Group’s asset management activities may also be affected by interest rates, since management fees are generally based on the value of assets under management, which fluctuates with changes in the level of interest rates.

Exchange rate fluctuations

ING Group publishes its Consolidated Financial Statements in euros. Because a substantial portion of ING Group’s income and expenses are denominated in currencies other than euros, ING Group has a financial reporting translation exposure attributable to fluctuations in the values of these currencies against the euro. Fluctuations in the exchange rates used to translate these currencies may have a significant impact on ING Group’s reported results of operations from year to year. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that the revenues and related expenses, as well as assets and liabilities, of each of ING Group’s non-euro reporting subsidiaries are generally denominated in the same currencies. ING Group partially hedges against fluctuations in the values of these foreign currencies against the euro as a means to reduce this impact.

ING Group policy is to hedge the excess capital of foreign operations in order to minimize the impact on capital base ratios, as required capital base amounts are not hedged. See Note 7.11 of Notes to the Consolidated Financial Statements.

The euro value of the results of ING’s life insurance operations in the US and Canada is protected from depreciation of the US and Canadian dollar. For the year 2001 and 2002, these results were fully hedged at a EUR/USD exchange rate of 0.879. The hedge contributed EUR 55 million to operational net profit 2002, and EUR 14 million in 2001. In anticipation of a further strengthening of the euro versus the US dollar, ING has also hedged the expected profits of the US insurance operations for the years 2003 and 2004 at a EUR/USD exchange rate of 0.920 and 0.922, respectively.

Net profit for 2002 as compared with 2001 was negatively affected by EUR 13 million due to the appreciation of the US dollar compared with the euro. For the year 2001 as compared with 2000, net profit was favorably affected by EUR 9 million due to the appreciation of the US dollar compared with the euro.

For each of the years 2002, 2001 and 2000, the year-end exchange rates (which are the rates ING uses in the preparation of the Consolidated Financial Statements for balance sheet items not denominated in euros) and the average annual exchange rates (which are the rates ING uses in the preparation of the Consolidated Financial Statements for income statement items not denominated in euros) were as follows:

	Average
	2002	2001	2000
U.S. dollar	0.9458	0.8950	0.9263
Australian dollar	1.7404	1.7366	1.5968
Canadian dollar	1.4838	1.3850	1.3738
Dutch guilder	2.2037	2.2037	2.2037
Pound sterling	0.6279	0.6196	0.6085
Japanese yen	117.9310	108.6980	99.6408

	Year-end
	2002	2001	2000
U.S. dollar	1.0487	0.8853	0.9300
Australian dollar	1.8594	1.7338	1.6748
Canadian dollar	1.6548	1.4072	1.3927
Dutch guilder	2.2037	2.2037	2.2037
Pound sterling	0.6505	0.6110	0.6228
Japanese yen	124.4000	116.2500	106.8000

Off-Balance-Sheet Arrangements

Contingent liabilities

In the normal course of business ING Group is a party in activities the risks of which are not reflected, in whole or part, in the consolidated financial statements. In response to the needs of its customers, ING Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities :

	2002	2001
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	667	619
Commitments concerning fixed-interest securities	1,383	941
Guarantees	8,876	10,257
Other	686	1,363
Banking operations
Contingent liabilities in respect of:
– discounted bills	6	6
– guarantees	16,807	20,037
– irrevocable letters of credit	6,030	5,776
– other	464	189

Total contingent liabilities	34,919	39,188
Irrevocable facilities	63,867	63,269

	98,786	102,457

Guarantees relate both to credit and non-credit substitute guarantees. Credit-substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows.

Irrevocable letters of credit mainly secure payments to a third party for a customer’s foreign and domestic trade transactions in order to finance a shipment of goods. ING Group’s credit risk in these transactions is limited since these transactions are collateralized by the commodity shipped and are of a short duration. Other contingent liabilities mainly relate to acceptances of bills and are of a short-term nature. Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group’s credit risk in these transactions is limited. Most of the unused portion of irrevocable credit facilities is secured by customers’ assets or counter-guarantees by the central government and exempted bodies under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.

Special Purpose Entities (SPE)

ING Group has established a number of SPEs and engages in activities with SPEs, for example as investor, administrator or provider of other financial services. A number of SPEs which are controlled by ING Group are included in the consolidated financial statements.

The non-consolidated SPEs include asset-backed vehicles primarily related to commercial paper programmes. In the normal course of business, ING Group structures financing transactions for its clients assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPE. The SPE issues asset-backed commercial paper to the market to fund the purchases. ING Group, in its role as administrative agent, facilitates these transactions by providing structuring, accounting, funding and operations services. As ING Group has no ownership and controlling interest in these SPEs, nor does it service the transferred assets, the SPEs are not included in the consolidated financial statements.

ING Group supports the commercial paper programs by providing the SPE with short term stand by liquidity facilities. Primarily these liquidity facilities are meant to cover temporary disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programs are supported by granting structured liquidity facilities to the SPE, in which ING Group, in addition to normal liquidity facilities, covers to a certain extent the credit risk incorporated in these programs itself, and, as a consequence, might suffer credit losses from it. Furthermore, under Program Wide Credit Enhancements ING Group guarantees, to a limited amount, all remaining losses incorporated in the SPEs to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPEs subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions. The normal non-structured stand by liquidity facilities and the structured facilities are reported under irrevocable facilities.

Critical Accounting Policies

ING Group has identified the accounting policies that are most critical to its business operations and the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, provisions for loan losses, the determination of the fair values of financial assets and liabilities, and the determination of impairments. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below.

Insurance provisions, DAC and VOBA

Insurance provisions represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy, except in case of loss recognition. Insurance provisions for universal life, variable life and annuity contracts, unit linked contracts, etc. are generally set equal to the balance that accrues to the benefit of the policyholders. Certain variable annuity products contain minimum guarantees on the amounts payable upon death and/or maturity. The insurance provisions include the impact of these minimum guarantees, taking into account the difference between the potential minimum benefit payable and the total account balance, expected mortality and surrender.

Claims reserves on non-life insurance are determined on a case-by-case basis, based on the facts known at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. In addition, so-called “IBNR” reserves are set to recognize the estimated cost of losses that have occurred but which have not yet been notified.

Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance business that are deferred and amortized. The deferred costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. DAC is amortized over the life of the underlying contracts. Included in DAC is also Value of Business Acquired (VOBA), which is in nature similar to DAC. VOBA is an asset that represents the present value of estimated net cash flows embedded in the contracts of an acquired company, which existed at the time the company was acquired by ING Group.For traditional life insurance contracts, DAC is amortized over the premium payment period in proportion to the premium revenue recognition.

For flexible life insurance contracts, DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. The estimates and the assumptions are reassessed at the end of each reporting period.

DAC and VOBA are evaluated for recoverability at issue/acquisition and subsequently at the end of each reporting period. The value of these assets is reduced to the extent that the evaluation of recoverability indicates that these are not fully recoverable in future years. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. The growth rate assumption is currently 9% gross (8% net). Lower expected profits – e.g. reflecting stock market weakness and a lower level of assets under management – may cause a higher amortization of DAC due to the catch-up of amortization in old and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.

In each case, the establishment of insurance provisions and DAC is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Changes in such assumptions or variations in the impact of such factors may materially affect our results.

Provisions for loan losses

Management regularly assesses the adequacy of the provisions for loan losses by performing ongoing evaluations of the loan portfolio. A formal analysis of specifically identified loans takes place every quarter, including evaluation of economic risks associated with each loan, the current financial condition of the borrower, the economic environment in which the borrower operates, the level of delinquent loans and the value of collateral. Credit ratings are assigned to the borrowers by allocating all outstanding loans into various Risk Rating categories on a regular basis.

In determining the amount of the provisions, corporate loans are assessed on a case-by-case basis and the following factors are considered:

•	the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of ING Group’s commitments to the customer;

•	the realizable value of any security for the loan; and

•	the costs associated with obtaining repayment and realization of any such security.

For certain homogeneous groups of small personal and corporate loans, provisions are assessed using statistical techniques.

ING Group also maintains an unallocated provision for loan losses that is required to adequately capture various subjective and judgmental aspects of credit risk assessment that are not considered on an individual basis. Considerable judgement is exercised in determining the extent of the provision and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit and geographical concentration trends. Changes in such judgements and analyses may lead to changes in provisions over time.

Fair value of financial assets and liabilities

Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management’s estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

Impairments

The carrying value of all assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. The determination of impairment is specifically relevant to the investments in equity securities and fixed interest securities.In order to determine whether negative revaluations on equity securities represent impairment, all equity securities for which the market value has been significantly below cost price for a considerable period of time are individually reviewed. A distinction is made between negative revaluations due to general market fluctuations and due to issuer-specific developments. The impairment review focuses on issuer specific developments regarding financial condition and future prospects, taking into account the intent and ability to hold the securities under the Group’s long term investment strategy.

In order to determine whether investments in fixed interest securities are impaired, all fixed interest securities for which the market value has been significantly below cost price for a considerable period of time are individually reviewed. Distinction is made between negative revaluations due to general interest rate and other market fluctuations and due to issuer-specific developments. The impairment review focuses on issuer specific developments regarding financial condition and prospects of the issuer identifying whether repayment of interest and principal is expected, taking into account the intent and ability to hold the securities under the Group’s long term investment strategy.

Although all individual securities are reviewed to ensure that no material impairments are required to be charged to the profit and loss account, the identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after the balance sheet date may indicate that certain unrealized losses that existed as of the balance sheet date will result in impairment in future periods, resulting in a negative impact on the profit and loss account for future periods.

As of December 31, 2002, the revaluation reserve of ING Group for equity securities was EUR 0.6 billion (after tax). Due to a further decline of the stock markets, which was partly offset by hedging transactions with respect to the equities securities portfolio up to an amount of approximately EUR 4 billion (as of March 10, 2003), the revaluation reserve is EUR 0.7 billion negative (after tax) as of March 10, 2003 based upon the opening values on the Amsterdam Stock Exchange. The ratio of available capital versus required capital of ING Verzekeringen N.V. decreased from 169% at December 31, 2002 to approximately 157% at March 10, 2003; still well above the regulatory required capital.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations of ING Group for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Operational result before taxation:
Insurance operations	4,173	3,571	3,162
Banking operations	1,468	2,170	2,605

Operational result before taxation	5,641	5,741	5,767
Taxation	1,056	1,165	1,612
Third-party interests	332	324	147

Operational net profit	4,253	4,252	4,008
Non-operational results after taxation	247	325	7,976

Net profit	4,500	4,577	11,984

The following table sets forth the breakdown of our non-operational results by insurance and banking operations:

	Year ended December 31,
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	Insurance operations			Banking operations			Total
	(EUR millions)
Operational result before taxation	4,173	3,571	3,162	1,468	2,170	2,605	5,641	5,741	5,767
Non-operational results:
Result on sale of Libertel						376			376
Result on sale of CCF						853			853
Result on joint venture ANZ	280						280
Provision for reorganization and relocation						(486)			(486)
Result on sale of investments for financing of acquisitions		325	7,368				325		7,368
Provision for the calamity fund for the year 2000			91						91

Total non-operational results	280	325	7,459			743	280	325	8,202
Taxation on non-operational results	33		247			(21)	33		226

Non-operational results after taxation	247	325	7,212			764	247	325	7,976

The following discussion is based on our consolidated financial statements (see “Item 18. Financial Statements”) and should be read in conjunction with those statements. In order to facilitate a better understanding of the underlying business performance of our segments, we have analyzed results with a discussion of non operational items. These include items such as reorganisation and relocation charges and gains and losses on the disposal of businesses or participations. This is consistent with how business performance is evaluated by management. However, the reader should note that operational and non operational results is not a measure of financial performance as defined by US GAAP or Dutch GAAP.

The following table sets forth the operational result before taxation of the Group’s consolidated operations by geographic region for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
The Netherlands	3,742	3,597	3,458
Belgium	692	615	630
Rest of Europe	(150)	542	783
North America	561	316	344
South America	100	103	165
Asia	293	423	210
Australia	385	78	141
Other	18	67	36

Operational result before taxation	5,641	5,741	5,767

The contribution of the insurance operations to the operational results of ING Group, before taxation and including dividends on its own shares, was 74.0%, 62.2% and 54.8% in 2002, 2001 and 2000, respectively. The contribution of the insurance operations to the operational net profit of ING Group was 79.0%, 66.1% and 58.6% in 2002, 2001 and 2000, respectively.

Year ended December 31, 2002 compared to year ended December 31, 2001

Total operational income of ING Group increased by EUR 2,358 million, or 3.2% to EUR 76,521 million, from EUR 74,163 million in 2001, reflecting an increase in income of the Group’s insurance operations of 3.6% and an increase in the banking operations of 0.8%. Total operational expenditure increased EUR 2,458 million, or 3.6%, from EUR 68,422 million in 2001 to EUR 70,880 million in 2002, reflecting increases of 2.8% and 8.9% respectively, in total expenditure for the Group’s insurance and banking operations. The Group’s operational results before taxation increased in The Netherlands, Belgium, North America and Australia, but declined in Rest of Europe, South America and Asia.

Consolidated operational results before taxation decreased EUR 100 million, or 1.7%, to EUR 5,641 million in 2002 compared to EUR 5,741 million in 2001, reflecting an increase of 16.9% for the insurance operations and a decrease of 32.4% for the banking operations. Including non-operational results, results before taxation decreased EUR 145 million, or 2.4%, to EUR 5,921 million in 2002 compared to EUR 6,066 million in 2001. The Group’s consolidated taxes (operational) of EUR 1,056 million in 2002 and EUR 1,165 million in 2001 represented overall effective tax rates of 18.7% and 20.3%, respectively, compared to the statutory rates for the Group’s primary Dutch and other non-domestic operating subsidiaries that ranged from 16.5% to 47%, and averaged 35%. The difference between statutory and effective rates was due primarily to a reduction in the taxes paid by the Group’s Dutch subsidiaries, for which the statutory rate was 34.5% and the effective rate was 13.0% in 2002.

Operational net profit increased EUR 1 million, or 0.0%, to EUR 4,253 million in 2002 compared to EUR 4,252 million in 2001, reflecting the decreased pre-tax results and lower overall tax rates described above, as well as the effect of exchange rate movements between the euro and certain of the Group’s primary operating currencies, which decreased operational net profit in 2002 by EUR 13 million, compared to an increase of EUR 9 million in 2001. Including non-operational results, net profits decreased EUR 77 million, or 1.7%, to EUR 4,500 million in 2002 compared to EUR 4,577 million in 2001.

Year ended December 31, 2001 compared to year ended December 31, 2000

Total operational income of ING Group increased EUR 24,595 million, or 49.6% to EUR 74,163 million, from EUR 49,568 million in 2000, reflecting an increase in income of the Group’s insurance operations of 64.7% and a decrease in the banking operations of 1.7%. The results of our insurance operations in 2001 were significantly influenced by the acquisitions of Aetna and ReliaStar in late 2000. Total operational expenditure increased EUR 24,621 million, or 56.2%, from EUR 43,801 million in 2000 to

EUR 68,422 million in 2001, reflecting increases of 69.3% and 2.8% respectively, in total expenditure for the Group’s insurance and banking operations. The Group’s operational results before taxation increased in The Netherlands and Asia, but declined in Belgium, Rest of Europe, North America, South America, and Australia.

Consolidated operational results before taxation decreased EUR 26 million, or 0.5%, to EUR 5,741 million in 2001 compared to EUR 5,767 million in 2000, reflecting an increase of 12.9% for the insurance operations and a decrease of 16.7% for the banking operations. Including non-recurring results, results before taxation decreased EUR 7,903 million, or 56.6%, to EUR 6,066 million in 2001 compared to EUR 13,969 million in 2000. The Group’s consolidated taxes (operational) of EUR 1,165 million in 2001 and EUR 1,612 million in 2000 represented overall effective tax rates of 20.3% and 28.0%, respectively, compared to the statutory rates for the Group’s primary Dutch and other non- domestic operating subsidiaries that ranged from 16.5% to 47%, and averaged 35%. The difference between statutory and effective rates was due primarily to a reduction in the taxes paid by the Group’s Dutch subsidiaries, for which the statutory rate was 35% and the effective rate was 19.7% in 2001.

Operational net profit increased EUR 244 million, or 6.1%, to EUR 4,252 million in 2001 compared to EUR 4,008 million in 2000, reflecting the decreased pre-tax results and lower overall tax rates described above, as well as the effect of exchange rate movements between the euro and certain of the Group’s primary operating currencies, which increased operational net profit in 2001 by EUR 9 million, compared to EUR 61 million in 2000. Including non-operational results, net profits decreased EUR 7,407 million, or 61.8%, to EUR 4,577 million in 2001 compared to EUR 11,984 million in 2000.

The effect of the ReliaStar and Aetna acquisition on profits was EUR 644 million before taxation (after taxation, EUR 496 million). The contribution to operational net profit (net of funding and integration expenses) was EUR 135 million.

SEGMENT REPORTING

ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. Each Executive Center formulates its strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board. Each Executive Center is also responsible for the preparation of its annual budget and each Executive Center monitors the realization of its policies and budgets and its business units. The following table sets forth the contribution of our Executive Centers to our Total Operational Income and Operational Result Before Taxation for each of the years 2000-2002:

	Year ended December 31,
	Total operational income			Operational result before taxation
	2002	2001	2000	2002	2001	2000
	(EUR millions)
Europe	27,009	26,563	25,761	3,715	4,267	4,544
Americas	39,933	39,403	18,780	1,079	899	612
Asia/Pacific	8,783	7,510	4,430	618	313	225
Asset Management	1,201	1,243	1,198	175	185	324
Other (1)	(112)	(556)	(601)	54	77	62

Total Group	76,521	74,163	49,568	5,641	5,741	5,767

(1)	Reflects intersegment eliminations.

See Note 3.7.5 Segment Reporting of Notes to the Consolidated Financial Statements.

Year ended December 31, 2002 compared to year ended December 31, 2001

ING Europe

Gross premiums written in the life operations decreased by EUR 41 million, or 0.5%, to EUR 8,560 million. Gross premiums written in the non-life operations increased EUR 81 million, or 3.9%, to EUR 2,179 million. Total income from the banking operations increased by EUR 38 million, or 0.4%, from EUR 10,390 million in 2001 to EUR 10,620 million in 2002, on balance due to an increase in the interest result, which was almost fully offset by a strong decrease in commission income, reflecting overall market declines.

The operational result before taxation decreased by 12.9% to EUR 3,715 million from EUR 4,267 million in 2001. The operational result before taxation of the insurance operations grew by 7.1% due to higher realised capital gains on equities and real property and lower operating expenses, while the operational result before taxation of the banking operations decreased by 35.3%, due to lower commissions and other income in the Belgian operations as well as substantial higher additions to the provision for loan losses, mainly in the German and American wholesale operations, partly offset by lower operating expenses. According to US GAAP operational result before taxation would have been EUR 1,745 million lower in 2002 and EUR 1,121 million lower in 2001. This difference is mainly caused by the following reconciling items for 2002: goodwill of EUR (1,168) million (2001: EUR (452)million) and mainly impairment/valuation of equity securities EUR (1,043) million (2001: EUR (685) million) . For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-95 to F-101.

ING Americas

Gross premiums written in the life business decreased by EUR 664 million, or 2.3%, from EUR 29,044 million in 2001 to EUR 28,380 million in 2002, mainly caused by increased fixed annuities sales, which were more than offset by a decrease in premium income from variable annuities, short term Guaranteed Investment Contracts and reinsurance premiums. Gross non-life premiums increased EUR 1,480 million, or 37.2%, to EUR 5,463 million in 2002, and mainly caused by the acquisition of the retail insurance portfolio from Zurich in Canada, as well as the integration of the additional 58.5% ownership of ING Commercial America acquired in the second half of 2001 in Mexico.

The operational result before taxation increased by EUR 180 million from EUR 899 million to EUR 1,079 million, caused by lower operating expenses, decreased interest expenses and higher investment income partly offset by substantial higher investment losses and increased charges due to DAC unlocking. According to US GAAP operational result before taxation would have been EUR 11,567 million lower in 2002 and EUR 1,603 million lower in 2001. This difference is mainly caused by the following reconciling items for 2002: impairment of goodwill of EUR (10,913) million (2001: EUR (899) million), valuation of debt securities EUR (375) million (2001: EUR (269) million), realized results on sales and amortisation of premiums and discount of debt securities EUR 546 million (2001: EUR 230 million), accounting for derivative financial instruments held for risk management EUR (538) million (2001: EUR (321) million) and provision for future catastrophes and other accidental losses EUR (181) million (2001: EUR (329) million). For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-95 to F-101.

ING Asia / Pacific

Gross premiums written in the life business increased by EUR 939 million, or 14.5%, from EUR 6,497 million in 2001 to EUR 7,436 million in 2002. Gross premiums of the life business in Australia decreased by 17.5% primarily due to the ING-ANZ joint venture formation, reducing ING’s share of premium Gross premiums of the ex-Greenfield operations (mainly Korea and Taiwan) increased 7.4% (14.6 in local currency). In Japan, premium income grew by 102% in local currency due to the strong sales of a newly introduced single premium variable annuity product. Gross premiums of the non-life operations increased by 15.3% from EUR 314 million in 2001 to EUR 362 million in 2002.

The operational result before taxation of the insurance operations increased by EUR 268 million, or 86.7%, to EUR 577 million in 2002. The result includes EUR 222 million profit relating to the formation of the joint venture life and mutual fund operations in Australia with ANZ (ING 51% ownership). The operations in Australia, Japan, Taiwan and Korea all showed improved results.

The operational result before taxation of the banking operations increased strongly by EUR 37 million from EUR 4 million in 2001 to EUR 41 million in 2002, mainly caused by higher results of the Australian operations and the first time consolidation of ING Vysya Bank in India.

ING Asset Management

The assets under management of ING Group decreased by 12.5%, from EUR 513.2 billion at the end of 2001 to EUR 449.0 billion at the end of 2002. Revaluation losses from lower equity prices of EUR 37 billion and negative exchange rate differences of EUR 39 billion were partly compensated by first time inclusions EUR 4 billion (relating to the joint venture with ANZ) and the inflow of new assets of EUR 7 billion. Assets managed on behalf of Group companies decreased by 4.2% from EUR 165.9 billion to EUR 159.0 billion.

Assets managed by ING Group on behalf of third parties decreased from 67.7% to 64.6% of total assets under management in 2002. The total amount of investment funds under management decreased by 12.4%, from EUR 183.9 billion to EUR 161.1 billion. Total assets under management for institutional clients worldwide decreased by 21.1%, from EUR 163.4 billion to EUR 128.9 billion.

The result before taxation decreased by EUR 10 million, or 5.4%, from EUR 185 million in 2001 to EUR 175 million in 2002.

Year ended December 31, 2001 compared to year ended December 31, 2000

ING Europe

Gross premiums written in the life operations increased by EUR 787 million, or 10.1%, to EUR 8,601 million. Gross premiums written in the non-life operations increased EUR 20 million, or 1.0%, to EUR2,098 million. Total income from the banking operations decreased by EUR 368 million, or 3.4%, from EUR 10,758 million in 2000 to EUR 10,390 million in 2001, mainly due to a strong decrease in commission income, reflecting overall market declines.

The operational result before taxation decreased by 6.1% to EUR 4,267 million from EUR 4,544 million in 2000. The result before taxation of the insurance operations grew by 2.4%, while the result before taxation of the banking operations decreased by 14.0%, due to lower income and higher additions to the provision for loan losses in the Netherlands and Belgium. According to US GAAP operational result before taxation would have been EUR 1.121 million lower in 2001 and EUR 615 million lower in 2000. This difference is mainly caused by the following reconciling items for 2001: goodwill of EUR (452) million (2000: EUR 59 million), general provisions EUR 0 million (2000: EUR (221) million) valuation of equity securities EUR (685) million (2000: EUR 0 million) and valuation and profit recognition of equity participations EUR 180 million (2000: EUR (229) million). For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-95 to F-101.

ING Americas

Gross premiums written in the life business increased by EUR 15,914 million, or 114.4%, from EUR 13,546 million in 2000 to EUR 29,044 million in 2001, mainly caused by a strong growth in traditional life, short term Guaranteed Investment Contracts, fixed annuities and the acquisitions of Aetna and ReliaStar. Gross non-life premiums increased EUR 2,342 million, or 142.7%, to EUR 3,983 million in 2001. Aetna and ReliaStar contributed EUR 9,015 million and EUR 4,652 million to total premium income, respectively.

The operational result before taxation increased by EUR 287 million from EUR 612 million to EUR 899 million, with Aetna and ReliaStar contributing EUR 290 million and EUR 354 million to the operational result before taxation in 2001, respectively. According to US GAAP operational result before taxation would have been EUR 1,603 million lower in 2001 and EUR589 million lower in 2000. This difference is mainly caused by the following reconciling items for 2001: goodwill of EUR (899) million (2000: EUR

(262)  million), valuation of debt securities EUR (269) million (2000: EUR 0 million), realized results on sales of debt securities EUR 230 million (2000: EUR (510) million), accounting for derivative financial instruments held for risk management EUR (321) million (2000: EUR 14 million) and provision for future catastrophes and other accidental losses EUR (329) million (2000: EUR 0 million). For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-95 to F-101.

ING Asia / Pacific

Gross premiums written in the life business increased by EUR 2,837 million, or 77.5%, from EUR 3,660 million in 2000 to EUR 6,497 million in 2001, mainly due to the contribution of Aetna. Gross premiums of the life business in Australia decreased by 6.1% due to a shift from life products to fund management products and lower sales of capital guaranteed products, while gross premiums of the (ex-)Greenfield operations (mainly Korea and Taiwan) increased 83.8%, including the contribution of Aetna Life in Taiwan. Gross premiums of the non-life operations decreased by 16.5% from EUR 376 million in 2000 to EUR 314 million in 2001.

The operational result before taxation of the insurance operations increased by EUR 88 million, or 39.1%, to EUR 313 million in 2001, mainly due the (ex-)Greenfields (Korea and Taiwan), which more than offset a decrease in life insurance results in Australia due to changes in tax legislation.

The operational result before taxation of the banking operations remained at the same level as 2000.

ING Asset Management

The assets under management of ING Group increased by 2.0%, from EUR 503.1 billion at the end of 2000 to EUR 513.2 billion at the end of 2001. Revaluation losses from lower equity prices of EUR 47 billion were compensated by exchange rate differences EUR 5 billion, first time inclusions EUR 11 billion (relating to the joint venture with Korean Bank (H&CB) and Seguros Comercial in Mexico) and the inflow of new assets of EUR 41 billion. Assets managed on behalf of Group companies increased by 14.2% from EUR 145.3 billion to EUR 165.9 billion. Assets managed by ING Group on behalf of third parties decreased from 71.1% to 67.7% of total assets under management in 2001. The total amount of investment funds under management decreased by 9.5%, from EUR 203.1 billion to EUR 183.9 billion. Total assets under management for institutional clients worldwide rose by 5.6%, from EUR 154.7 billion to EUR 163.4 billion.

The result before taxation decreased by EUR 139 million, or 42.9%, from EUR 324 million in 2000 to EUR 185 million in 2001.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(EUR billions, except amounts per share )
Investments	297.6	307.4	277.2
Bank lending	284.4	254.2	246.8
Total assets	716.4	705.1	650.2
Insurance provisions
Life	186.0	204.6	193.1
Non-life	9.8	9.4	7.1
Total insurance provisions	195.8	214.0	200.2
Funds entrusted to and debt securities of the banking operations(1)	319.8	276.4	252.8
Due to banks	96.3	107.8	94.7
Total liabilities	698.1	683.6	624.9
Shareholders’ equity	18.3	21.5	25.3
Shareholders’ equity per Ordinary share	9.14	11.03	13.04

(1)	Funds entrusted to and debt securities of the banking operations consists of savings accounts, deposits, other bank funds and debt securities privately issued by the banking operations of ING.

Year ended December 31, 2002 compared to year ended December 31, 2001

Total assets increased by 1.6% in 2002 to EUR 716.4 billion, on balance due to decreased fixed income investments and an increase in bank lending volume. Investments declined by EUR 9.9 billion, or 3.2%, to EUR 297.6 billion in 2002 from EUR 307.4 billion in 2001, representing a reduction of EUR (25.7) billion in insurance investments, which was offset in part, by an increase of EUR 15.8 billion in banking investments.

Bank lending grew EUR 30.2 billion, or 11.9%, rising to EUR 284.4 billion at the end of 2002 from EUR 254.2 billion at the end of 2001. Of this amount, EUR 145.4 billion related to lending in the Netherlands and EUR 139.0 billion to international lending. The consolidation of DiBa, Toplease and ING Vysya Bank added EUR 7.3 billion to bank lending. The total increase of EUR 30.2 billion was mainly due to increased loans secured by mortgages, including Dutch residential mortgages of EUR 19.9 billion, and higher other personal lending of EUR 8.0 billion partly caused by a reclassification from other corporate loans.

Group shareholders’ equity decreased by 15.2% or EUR 3,260 million to EUR 18,254 million at December 31, 2002 compared to EUR 21,514 million at December 31, 2001. Net profit of EUR 4,500 million and the changes in the value of ING Group N.V. shares held by group companies of EUR 822 million caused shareholders’ equity to increase. Write-offs of goodwill totalled EUR (1,176) million, which write-offs are directly charged in full to shareholders’ equity. Realized revaluations released to the profit and loss account of EUR (1,051) million and unrealized revaluations after taxation amounted to EUR (3,343) million, mainly due to the revaluation of the equity portfolio due to the economic downturn. Exchange rate difference lowered shareholder’s equity by EUR (1,041) million. In addition, the portion of the 2001 final dividend and 2002 interim dividend paid caused shareholders’ equity to decrease by EUR 1,969 million.

Year ended December 31, 2001 compared to year ended December 31, 2000

Total assets increased by 8.5% in 2001 to EUR 705.1 billion, due to increased fixed income investments, as well as an increase in bank lending volume. Investments grew by EUR 30.2 billion, or 10.9%, to EUR 307.4 billion in 2001 from EUR 277.2 billion in 2000, of which amount EUR 21.6 billion related to growth in insurance investments and EUR 8.6 billion related to growth in banking investments.

Bank lending grew EUR 7.4 billion, or 3.0%, rising to EUR 254.2 billion at the end of 2001 from EUR 246.8 billion at the end of 2000. Of this amount, EUR 125.5 billion related to lending in the Netherlands and EUR 128.7 billion to international lending. The total increase of EUR 7.4 billion was mainly due to increased loans secured by mortgages, primarily Dutch residential mortgages, of EUR 18.7 billion, offset by a decrease in corporate loans of EUR 12.4 billion.

Group shareholders’ equity decreased by 14.9% or EUR 3,760 million to EUR 21,514 million at December 31, 2001 compared to EUR 25,274 million at December 31, 2000. Net profit of EUR 4,577 million and the exercise of warrants and options of EUR 163 million caused shareholders’ equity to increase. Write-offs of goodwill, primarily relating to the ReliaStar and Aetna acquisitions, totaled EUR 1,908 million, which write-offs are directly charged in full to shareholders’ equity. Realized revaluations released to the profit and loss account and unrealized revaluations after taxation amounted to EUR (3,978) million mainly due to the revaluation of the equity portfolio due to the economic downturn. Changes in ING Groep N.V. shares held by group companies amounted to EUR (526) million. In addition, the portion of the 2000 final dividend and 2001 interim dividend paid caused shareholders’ equity to decrease by EUR 2,300 million.

Investment portfolio impairments and unrealized losses in 2002

All investments in our investment portfolio are evaluated regularly on an individual basis for other than temporary unrealized losses. For all investments for which, based on such evaluation, the unrealized losses are expected to be other than temporary, the amount of unrealized loss is charged to the profit and loss account. The evaluation includes, amongst other factors, the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates, the extent to which the fair value is below the cost price and the period of time for which unrealized losses have existed.

     Impairments

The carrying value of our investments is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are measured as the difference between the carrying value of a particular investment and the expected recoverable amount.

     Debt securities

Unrealized losses on debt securities must be split into two components: interest related unrealized losses and credit related unrealized losses. Interest related unrealized losses, which fully relate to fluctuations in risk free market interest rates do not result to any impairments. Credit related unrealized losses may relate to impairment if it is uncertain whether future interest and principal payments will be collected. Impairments on debt securities are accounted for as a reduction of the carrying value of the debt security which is recorded at redemption value under Dutch GAAP. This reduction is reversed in a subsequent period if the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income. Under US GAAP impairments are determined similar to Dutch GAAP. In the case of impairment, the related unrealized loss (included in the revaluation reserve) is recorded through the profit and loss account. Under US GAAP impairments may not be reversed in future periods. Impairments are treated as a reduction of cost price and are reversed upon sale of the asset.

     Equity securities

Under Dutch GAAP, unrealized losses due to temporary fluctuations in equity markets do not lead to impairment. Unrealized losses due to long term financial difficulties of the issuer may result in an impairment if there is objective evidence, including significant financial difficulty of the issuer, a high probability of bankruptcy or other financial reorganization of the issuer and the disappearance of an active market for that financial asset due to financial difficulties. If, in a subsequent period, the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income, the loss should be reversed, with the reversal included in net result for the period. Under US GAAP, other than temporary losses are also recognized in the profit and loss account. Other than temporary losses are all unrealized losses that have existed for over 6 months and exceed 25% of historical cost and have existed for over 6 months and are less than 25% of historical cost but for which the unrealized loss is more than EUR 5 million individually. Under US GAAP, impairments may not be reversed in future periods. Impairments are treated as a reduction of cost price and are only reversed upon sale of the asset.

     Developments in 2002

In 2002, we recorded impairments of EUR 2,248 million on a US GAAP basis (2001: EUR 1,136 million). Of such amount, EUR 716 million is related to our portfolio of debt securities (2001: EUR 451 million), mainly our portfolio in the United States, of which the most significant items were the following:

•	EUR 459 million on asset-backed securities, collateralized debt obligations, mortgage-backed and mortgage-backed derivative securities was recorded based on EITF 99-20 requirements related to market values being below carrying value and adverse changes in cash flows.

•	EUR 91 million on debt securities of issuers in the energy industry. During 2002, the energy sector continued to feel the fallout of Enron, accounting irregularities and over-capacity due to a slowdown in the economy. Our assessment indicated that the debt securities of several issuers were impaired. The most significant holdings that were impaired related to NRG Energy (EUR 29 million).

•	EUR 74 million on debt securities of issuers in the cable and telecommunications industry. During 2002, the telecommunications industry was under considerable pressure due to questions about industry accounting practices and over-capacity and due to a slowdown in the economy and over-building of the industry’s infrastructure. The most significant holdings that were impaired related to Worldcom (EUR 63 million).

EUR 1,532 million related to other than temporary losses on a US GAAP basis in our portfolio of equity securities, of which the main items are presented below under “Unrealized losses – Equity securities”. (2001: EUR 685 million)

     Unrealized losses

On a Dutch GAAP basis, our consolidated investment portfolio included unrealized gains of EUR 12,191 million as of December 31, 2002 (December 31, 2001: EUR 12,127 million, December 31, 2000: EUR 13,470 million), and unrealized losses of EUR 3,006 million (December 31, 2001: EUR 2,707 million, December 31, 2000: EUR 2,215 million).

The gross unrealized losses under US GAAP were EUR 1,236 million as of December 31, 2002 (2001: EUR 2,022 million) and are broken down by type of security and by the period for which the fair value was below cost price:

	Less than	More than
	6 months	6 months
	below cost	below cost	Total
	(EUR millions)
Debt securities	449	454	903
Equity securities	286	47	333

Total	735	501	1,236

     Debt securities

Of the unrealized losses on debt securities under Dutch GAAP that have been in an unrealized position for more than 6 months, the main part (EUR 241 million) relates to the debt securities portfolio of our insurance operations in the United States. Included in the US portfolio were EUR 116 million in unrealized losses that are primarily related to the interest rate movement or spread widening for other than credit-related reasons. For the majority of the issuers of these securities, business and operating fundamentals are performing as expected. This category also includes US government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows. The remaining unrealized losses in the United States of EUR 125 million as of December 31, 2002 mainly included the following items:

•	EUR 51 million of unrealized losses relating to the airline industry, for which the carrying amount was EUR 100 million. During 2002, the airline industry continued to suffer from decreased passenger volumes and a slowdown of the economy. The majority of our airline investments are comprised of Enhanced Equipment Trust Certificates (“EETC”). The specific collateral backing our EETC investments is predominantly represented by newer aircraft models that are expected to be retained as individual airlines reduce their fleets.

•	EUR 26 million of unrealized losses relating to the energy/utility industry, for which the carrying amount was EUR 149 million. During 2002, the energy sector continued to feel the fallout of Enron, accounting irregularities and over-capacity due to a slowdown in the economy. Our assessment indicates that we can expect the debt services to be in accordance with the contractual terms.

     Equity securities

Of the EUR 2,103 million of unrealized losses on equity securities under Dutch GAAP that were in an unrealized loss position for more than six months as of December 31, 2002, EUR 1,478 million related to the equity security portfolio of our insurance operations in the Netherlands. The most significant categories of unrealized losses relate to the nutrition industry (EUR 424 million), retail-wholesale (EUR 310 million), chemical companies (EUR 204 million), IT services (EUR 143 million) and temporary labor industry (EUR 108 million)

Under US GAAP, unrealized losses on equity securities are EUR 1,770 million (2001: EUR 685 million) lower as set out in Note 6.1.e. on page F-97.

Although all individual securities were reviewed to ensure that no material impairments or other than temporary losses were required to be charged to the profit and loss account in 2002, the identification of impairment and other then temporary losses and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after December 31, 2002 may indicate that certain unrealized losses that existed as of December 31, 2002 will need to be considered other than temporary, resulting in a negative impact on our profit and loss account.

INSURANCE OPERATIONS

The following table sets forth selected financial information for the Group’s consolidated insurance operations for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Income from insurance operations:
Gross premiums written:
Life	44,367	44,557	25,019
Non-life	7,917	5,903	4,095

Total	52,284	50,460	29,114
Income from investments	10,926	10,336	8,067
Commissions and other income	2,127	2,281	1,126

Total income(1)	65,337	63,077	38,307

Net premiums written:
Life	43,274	43,157	24,006
Non-life	6,642	5,288	3,908

Total	49,916	48,445	27,914
Result before taxation from insurance activities:
Life(2)	3,519	2,941	2,723
Non-life(2)	654	630	439

Total	4,173	3,571	3,162
Taxation	723	688	775
Third party interests	92	73	39

Operational net profit	3,358	2,810	2,348

(1)	Under US GAAP total income in 2002 was EUR 38,390 million (2001 EUR 39,913 million, 2000: EUR 29,992 million). The difference with Dutch GAAP mainly relates to contracts that do not expose the Company to significant mortality or morbidity risks. (See note 6.4.k of Notes to the Consolidated Financial Statements).

(2)	In the 2001 figures, an amount of EUR 52 million has been reclassified from Non-life underwriting account to Life underwriting account.

The following table sets forth the breakdown of gross premiums written and results before taxation by geographic area for the Group’s consolidated insurance operations for each of the years indicated. The relationship between gross premiums written and results before taxation varies significantly between geographic areas and from year to year, based upon a variety of factors, including differences in regulatory requirements, product mixes and levels of competition in different countries, as well as our capital allocation and internal funding policies.

	Gross premiums written			Result before taxation
	2002	2001	2000	2002	2001	2000
	(EUR millions)			(EUR millions)
The Netherlands	6,786	7,164	7,368	2,232	2,074	2,017
Belgium	2,335	1,878	1,194	79	94	113
Rest of Europe	1,618	1,657	1,330	161	178	190
North America	33,397	31,896	14,943	1,037	762	579
South America	595	1,111	240	59	79	(6)
Asia	6,035	4,782	1,814	255	230	82
Australia	1,763	2,029	2,222	330	85	150
Other	388	216	110	20	69	37
Premiums between geographic areas(1)	(633)	(273)	(107)	–	–	–

Total	52,284	50,460	29,114	4,173	3,571	3,162

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

     Year ended December 31, 2002 compared to year ended December 31, 2001.

On a consolidated basis, the Group’s insurance operations contributed EUR 4,173 million and EUR 3,571 million to the Group’s results before taxation in 2002 and 2001, respectively, and EUR 3,358 million and EUR 2,810 million to the Group’s net profits in such years. Changes in income and result were affected by the increased shareholding in Seguros Comercial América (SCA) in Mexico from 41.5% in June 2001 to almost 100% at the end of 2001, the joint venture with ANZ (one of Australia’s major banks) and by a few smaller acquisitions and divestments. The result of SCA for the first six months of 2001 has been consolidated on equity accounting basis; since July 1, 2001 SCA has been fully consolidated. In 2002 the name of SCA was changed to ING Comercial América (ICA). The operational part of the profit relating to the formation of the joint venture life and mutual fund operations in Australia with ANZ amounted to EUR 222 million and is included in investment income. The remaining EUR 247 million has been reported as non-operational net profit

     Total income

Total income from insurance operations in 2002 increased by EUR 2,260 million, or 3.6%, to EUR 65,337 million, from EUR 63,077 million in 2001, mainly reflecting the increased shareholding in ICA. Gross premiums increased by EUR 1,824 million of which EUR 1,509 million was due to the increased shareholding in ICA in Mexico. Asia and Belgium were also higher but the Netherlands, Rest of Europe, South America and Australia showed a decrease in gross premiums written. Investment income increased by 5.7% over 2001 levels (higher realized capital gains on equities and real estate and the operational part of the ANZ gain were partly offset by higher default losses) and commissions and other income decreased by EUR 154 million, or 6.8%, amongst others due to depressed stock markets and lower assets under management.

The total impact of exchange rate movements amounted to EUR (2,524) million. Acquisitions and divestitures and the impact of ANZ Australia increased total income by EUR 1,522 million. The organic growth of total income, disregarding the influence of acquisitions, divestitures, ANZ Australia and exchange rate movements, was EUR 3,262 million or 5.7%, reflecting increases in gross premiums (Life and Non-life) of 6.1% and increases in investment income, commissions and other income of 4.4%.

     Result before taxation

The result before taxation from the Group’s insurance activities increased in 2002 by EUR 602 million, or 16.9%, to EUR 4,173 million, from EUR 3,571 million in 2001, reflecting growth in life operations of 19.7% and non-life operations of 3.8%. The influence of exchange rate movements decreased the result before taxation by EUR 62 million, mainly due to the depreciation of the US dollar versus the euro. However, this effect was fully offset by a EUR 63 million higher (USD and CAD) hedge result. Higher results were generated especially in the Netherlands, North America, Asia and Australia but Belgium, rest of Europe, South America and Other region showed lower results compared with 2001.

Operating expenses for 2002 decreased by 10.0% over 2001. As of 2002, operating expenses consist of personnel expenses, which grew by 1.2%, and other operating expenses, which decreased by 21.2%; acquisition costs are no longer included in operating expenses. Excluding exchange rate differences and acquisitions/divestments, total operating expenses decreased organically by 8.8%, due to aggressive expense management in all regions. The overall decline in organic operating expenses was mainly driven by the significant expenses reductions in the United States in 2002 and the restructuring charge relating to the integration of the Aetna/ReliaStar acquisitions in 2001.

The positive difference between the (adjusted) premium and (adjusted) expense growth of the life and non-life operations, excluding Australia (due to the influence of the ANZ joint venture), was 16.1 percentage points compared to 2.8% in 2001. The improvement primarily reflects increased fixed annuity sales in the United States and successful expense reduction.

     Taxation

The overall effective tax rate in 2002 for the Group’s insurance operations was 17.3%, compared to a 19.3% rate in 2001. Apart from the release of a tax provision, the decrease stems from the tax-exempt gain on the formation of the joint venture with ANZ and from the tax-exempt release of contingent provisions in the United States. Taxes on realized gains on shares were higher and tax free dividends on 5% interests decreased.

     Net profit

Net profit for the Group’s insurance operations in 2002 amounted to EUR 3,358 million, an increase of EUR 548 million, or 19.5% compared with 2001.

     Embedded value of life operations

At the end of 2002, the total embedded value of ING’s life insurance operations was EUR 23.3 billion compared to EUR 25.8 billion at year-end 2001. The primary reasons for the decline in embedded value relate to the poor economic environment, e.g. negative equity returns and low investment yields. The value of new business written in 2002 was EUR 519 million, a substantial increase over the 2001 level of EUR 336 million. During 2002 ING invested EUR 1,841 million to write new life insurance business. The overall rate of return expected on this investment is 11.5%. This compares to an overall return of 11.2% in 2001. The expected rate of return in developing markets is 15.4%.

     Year ended December 31, 2001 compared to year ended December 31, 2000 (restated).

On a consolidated basis, the Group’s insurance operations contributed EUR 3,571 million and EUR 3,162 million to the Group’s results before taxation in 2001 and 2000, respectively, and EUR 2,810 million and EUR 2,348 million to the Group’s net profits in such years. Changes in income and result were affected by the acquisition of Aetna Financial Services (USA) and Aetna International (South America and Asia) closed in December 2000 (the results of Aetna are taken into account as from the first of January 2001), the increased shareholding in Seguros Comercial America in Mexico to almost 100%, the acquisition of ReliaStar in the USA in September 2000, the sale in April 2000 of NN Life & Insurance Company of Canada (NN Financial) and by a few smaller acquisitions and divestments. NN Financial’s results are not included in the 2000 figures, except the sale result. In 2000 the 100% interest in Tiel Utrecht insurance company in the Netherlands was sold; the results of Tiel Utrecht have been included in the financial statements up to and including 31 December 2000. In order to align the financial year of our Australian operations with the financial year of ING Group, five quarters of Australian operations have been included in the 2000 results of ING Group which we refer to as the “5 quarter effect Australia”.

     Total Income

Total income from insurance operations in 2001 increased by EUR 24,770 million, or 64.7%, to EUR 63,077 million, from EUR 38,307 million in 2000, mainly reflecting the acquisitions of ReliaStar and Aetna in the Americas and Asia. Gross premiums written in the Group’s life operations increased by 78.1% over 2000 levels, mainly due to ING’s insurance operations in Belgium, Rest of Europe, North America, South America and Asia. Gross premiums in the Netherlands and Australia decreased. Non-life gross premiums written were 44.2% higher than in 2000, primarily as a result of an increase in all business lines in North and South America. Investment income increased by 28.1% over 2000 levels and commissions and other income increased by EUR 1,155 million, or 102.6%, in each case mainly due to the acquisitions ReliaStar and Aetna. These were offset somewhat by lower income from asset management activities, especially in Italy, due to depressed stock markets.

The total impact of exchange rate movements amounted to EUR 215 million. Acquisitions, divestitures and the effect of the fifth quarter of the Australian operations increased total income by EUR 18,302 million. The organic growth of total income, disregarding the influence of acquisitions, divestitures and the effect of the fifth quarter of Australia in operations and of exchange rate movements, was EUR 6,253 million or 17.6%, reflecting increases in gross premiums (Life and Non-life) of 19.5% and increases in investment income, commissions and other income of 11.7%.

Insurance income and result were strongly affected by the acquisitions of ReliaStar and Aetna. The impact on the 2001 result is shown as follows:

Year ended
December 31, 2001
(EUR millions)
Gross premiums written:
Life	15,572
Non life	892

Total	16,464
Result before taxation	210
Net profit after funding costs	135 (1)

(1)	Also includes losses of EUR 100 million, after reinsurance cover and after taxation, related to the September 11th events.

     Result before taxation

The result before taxation from the Group’s insurance activities increased in 2001 by EUR 409 million, or 12.9%, to EUR 3,571 million, from EUR 3,162 million in 2000, reflecting growth in life operations of 9.9% and non-life operations of 31.7%. The influence of exchange rate movements increased the result before taxation by EUR 24 million, mainly due to the appreciation of the US dollar versus the euro. Results before taxation in 2001 also reflect losses associated with the events of September 11th, which were EUR 100 million, after reinsurance cover and after taxation,

Operating expenses for 2001 increased by 59.3% over 2000. Operating expenses consist of personnel expenses, commissions/deferred acquisition expenses and other operating expenses. Excluding exchange rate differences and acquisitions/divestments, total operating expenses increased organically by approximately 5%. This moderate increase reflects the success of ongoing expense control. The organic increase of expenses was caused by salary increases, higher pension expenses, the expenses of newly established employee benefits activities outside the Netherlands and the start-up expenses of life operations in India and China.

The positive difference between the (adjusted) premium and (adjusted) expense growth of the life and non-life operations, excluding North-America, was 2.8 percentage points compared to 2.3 in 2000.

     Taxation

The overall effective tax rate in 2001 for the Group’s insurance operations was 19.3%, compared to a 24.5% rate in 2000. The decrease in the effective tax rate for the year 2001 was largely due to higher non-taxable capital gains in the Netherlands, non-taxable profits from the (partial) sale of some business units and participations and a change in accounting method for taxation in life operations in Australia.

     Net profit

Net profit for the Group’s insurance operations in 2001 amounted to EUR 2,810 million, an increase of EUR 462 million, or 19.7% compared with 2000.

Life insurance operations

The following table sets forth certain summarized financial information for the Group’s life insurance operations for the years indicated.

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Gross premiums	44,367	44,557	25,019
Net premiums(1)	43,274	43,157	24,006
Income from investments	9,204	8,984	6,817
Other income	223	155	63
Total income	52,701	52,296	30,886
Life policy benefits paid or provided for	44,804	44,513	25,355
Operating expenses	2,587	3,226	1,821
Acquisition costs and other expenses	1,791	1,616	987

Total expenses	49,182	49,355	28,163

Result before taxation(2), (3)	3,519	2,941	2,723

(1)	Net of reinsurance premiums ceded of EUR 1,093 million, EUR 1,400 million and EUR 1,013 million, in 2002, 2001 and 2000 respectively.

(2)	Until 2001 the (deferred) acquisition costs were accounted for as part of the operating expenses. In order to have a better view on the development of the manageable operating expenses we have decided to report acquisition costs separately from operating expenses as of 2002; previous years have been adjusted accordingly. In the 2001 figures, other expenses life account and allocated income from investments (from General account) have each been decreased by EUR 85 million with a net impact of nil.

(3)	In the 2001 figures, an amount of EUR 52 million has been reclassified from Non-life underwriting account to Life underwriting account.

The following table sets forth the Group’s gross life premiums by geographic area and type of product for the years indicated.

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
The Netherlands
Individual
Single premium	1,517	1,678	1,739
Periodic premium	1,584	1,598	1,709

Total	3,101	3,276	3,448
Group
Single premium	675	989	978
Periodic premium	1,125	1,057	1,086
Total	1,800	2,046	2,064
Reinsurance assumed	26	31	39

Total	4,927	5,353	5,551
Belgium
Individual
Single premium	1,696	1,293	655
Periodic premium	190	174	160

Total	1,886	1,467	815
Group
Single premium	49	55	55
Periodic premium	117	103	94
Total	166	158	149
Reinsurance assumed	1		—

Total	2,053	1,625	964
Rest of Europe
Individual
Single premium	240	164	259
Periodic premium	1,108	1,024	911
Total	1,348	1,188	1,170
Group
Single premium	177	311	111
Periodic premium	54	37	18
Total	231	348	129
Reinsurance assumed	1	87	—

Total	1,580	1,623	1,299
North America
Individual
Single premium	4,153	4,526	6,542
Periodic premium	8,817	7,951	3,308

Total	12,970	12,477	9,850
Group
Single premium	5,570	7,878	2,932
Periodic premium	8,277	7,217	16

Total	13,847	15,095	2,948
Reinsurance assumed	1,268	1,391	550

Total	28,085	28,963	13,348

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
South America
Individual
Single premium	105	210	76
Periodic premium	75	166	93

Total	180	376	169
Group
Single premium	71	68	3
Periodic premium	41	49	22

Total	112	117	25
Reinsurance assumed			–

Total	292	493	194
Asia
Individual
Single premium	1,180	90	168
Periodic premium	4,679	4,499	1,582

Total	5,859	4,589	1,750
Group
Single premium	1	3
Periodic premium	109	125	14

Total	110	128	14
Reinsurance assumed		1	2

Total	5,969	4,718	1,766
Australia
Individual
Single premium	901	1,080	990
Periodic premium	298	265	327

Total	1,199	1,345	1,317
Group
Single premium	140	261	390
Periodic premium	128	173	187

Total	268	434	577
Reinsurance assumed		–	–

Total	1,467	1,779	1,894
Other
Reinsurance assumed	3	5	4
Premiums between geographic areas(1)	(9)	(2)	(1)

Total	44,367	44,557	25,019

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

     Year ended December 31, 2002 compared to year ended December 31, 2001

     Premium income

Gross premium income of the Group’s life operations in 2002 decreased by EUR 190 million, or 0.4%, compared to 2001 levels. Disregarding the negative effect of acquisitions/ divestitures (EUR 118 million, especially ICA and ANZ) and the effect of exchange rate movements (EUR (1,943) million), gross premium income for the Group increased organically by EUR 1,871 million or 4.6%.

The decrease mainly reflects lower premiums in the Netherlands (due to changed tax treatment, fierce competition and the surrender of a large life contract), North America (mainly caused by lower sales of Guaranteed Investment Contracts and lower sales of variable annuities) and Australia (caused by the ANZ joint venture), which was partly offset by higher premiums in Belgium (due to continued strong unit-linked sales) and Asia (mainly due to the strong sales of a newly introduced single premium variable annuity product in Japan and continued sales growth and high persistency in Korea).

     Life policy benefits paid or provided for

Life policy benefits paid or provided for consist of life benefits paid to policy owners and beneficiaries, increases in life insurance provisions and profit sharing and rebates for policyholders. Total life policy benefits increased by EUR 291 million, or 0.7%, to EUR 44,804 million from EUR 44,513 million in 2001, in each case net of reinsurance. Life policy benefits paid and insurance provisions increased by EUR 452 million, or 1.0%, to EUR 44,245 million. The modest growth reflects the growth of business. Profit sharing and rebates, which consist of distributions (in the form of a reduction of premiums or credits) to policyholders with respect to portfolio yield or the results of the policy issuing company, decreased from EUR 254 million in 2001 to EUR 60 million in 2002; bonuses added to policies increased from EUR 466 million in 2001 to EUR 499 million in 2002.

     Operating expenses

Life operating expenses decreased by EUR 639 million, or 19.8%, from EUR 3,226 million in 2001 to EUR 2,587 million in 2002. The strong decrease was mainly caused by aggressive expense management in all regions (especially in the US) resulting in a decrease which was substantially higher than the decrease in premiums written (0.4%).

     Result before taxation

The result before taxation from life insurance operations in 2002 increased by 19.7% or EUR 578 million compared with 2001 (of which EUR 253 million resulted from realized capital gains on shares and EUR 116 million from realized capital gains on real estate) to EUR 3,519 million. This increase can be attributed primarily to the operational part of the ANZ gain (EUR 222 million) in Australia and higher results in the Netherlands, North America, South America and Asia.

The following table sets forth a geographic breakdown of the results before taxation of the Group’s life operations:

	Year ended December 31,
	2002	2001
	(EUR millions)
Result before taxation
The Netherlands	2,007	1,836
Belgium	76	85
Rest of Europe	155	176
North America	667	520
South America	60	29
Asia	261	228
Australia	291	64
Other	2	3

Total	3,519	2,941

In the Netherlands, results before taxation increased by EUR 171 million, or 9.3%, over 2001 levels due to higher realized capital gains, and a profit on the surrender of a group life contract partly offset by a lower result on interest and mortality. In 2001, the Dutch life result was supported by a partial release of a catastrophe provision and a gain from old reinsurance business. Interest received on an intercompany loan to the US operations was lower than last year. Results on venture capital activities were also lower compared to 2001. Investment losses were higher than last year.

In Belgium, results before taxation decreased by EUR 9 million or 10.6% from 2001 levels, mainly due to lower capital gains. Excluding capital gains the life result improved by EUR 10 million mainly as a result of a strong growth in the Individual Life results due to a sharp increase in the sale of unit-linked products.

In the Rest of Europe, the results before taxation decreased by EUR 21 million, or 11.9%, to EUR 155 million. Substantially lower results in Spain (investment losses) and Greece (in 2001 EUR 50 million profit from the strategic alliance with Piraeus Bank) were partly compensated by higher results in Italy, Poland, Romania, Hungary and the Czech Republic.

In North America, results before taxation increased by EUR 147 million, or 28.3%, to EUR 667 million. This increase can be almost fully attributed to the Life operations in the United States. Excluding the release in 2002 of contingent provisions associated with prior acquisitions, the result in North America increased by EUR 41 million.

The increase reflects significant expense reductions, higher investment income and lower financing costs. Accelerated amortization of deferred acquisition costs (EUR 263 million), higher credit related investment losses (net of DAC EUR 318 million) and lower revenues on assets under management negatively impacted the result. The World Trade Centre losses (EUR 150 million) and a restructuring charge relating to the US reorganization adversely impacted the 2001 result. The hedge program of the US and Canadian dollar contributed EUR 85 million before tax compared to EUR 22 million in 2001

In South America, results before taxation amounted to EUR 60 million, compared with EUR 29 million in 2001. The increase was mainly due to higher results in Argentina (currency exchange gains from working capital denominated in USD) and Chile, and lower allocated head office expenses.

In Asia, results before taxation were EUR 261 million, EUR 33 million higher than the 2001 result before taxation. Higher results in Taiwan (growth of business in combination with tight cost control), Korea (ongoing strong production, better persistency and improved claims) and Japan (lower claims and surrenders as well as reduced costs due to changes in distribution), were partly offset by the start-up loss of the joint venture Vysya Life India.

In Australia, results before taxation increased by EUR 227 million to EUR 291 million in 2002. EUR 222 million of the increase reflects the operational part of the ANZ gain.

     Year ended December 31, 2001 compared to year ended December 31, 2000 (restated)

     Premium income

Gross premium income of the Group’s life operations in 2001 increased by EUR 19,538 million, or 78.1%, over 2000 levels. Disregarding the net positive effect of acquisitions/ divestitures (EUR 14,290 million, especially the acquisitions of ReliaStar, Aetna and SCA) and the effect of exchange rate movements (EUR 170 million), gross premium income for the Group increased organically by EUR 5,078 million or 22.0%.

The strong increase mainly reflects an increase in premium income in North America (caused by the acquisitions ReliaStar, Aetna and SCA and a strong increase in sales of Guaranteed Investment Contracts), Belgium (especially due to high individual life unit-linked sales) and South America and Asia (both mainly caused by the Aetna acquisition), which was partly offset by lower premium income in the Netherlands and Australia.

     Life policy benefits paid or provided for

Life policy benefits paid or provided for consist of life benefits paid to policy owners and beneficiaries, increases in life insurance provisions and profit sharing and rebates for policyholders. Total life policy benefits increased by EUR 19,106 million, or 75.4%, to EUR 44,461 million from EUR 25,355 million in 2000, in each case net of reinsurance. Life policy benefits paid and insurance provisions increased by EUR 19,144 million, or 77.8%, to EUR 43,741 million. The strong growth was mainly caused by the acquisitions of ReliaStar, Aetna and SCA, and, in addition, reflects the growth of business. Profit sharing and rebates, which consist of distributions (in the form of a reduction of premiums or credits) to policyholders with respect to portfolio yield or the results of the policy issuing company, decreased from EUR 317 million in 2000 to EUR 254 million in 2001; bonuses added to policies increased from EUR 441 million in 2000 to EUR 466 million in 2001.

     Operating expenses

Life operating expenses, which consist primarily of salaries and commissions, increased by EUR 2,182 million, or 80.3%, from EUR 2,718 million in 2000 to EUR 4,900 million in 2001. The strong growth was mainly caused by the acquisitions of ReliaStar, Aetna and SCA and is in accordance with the increase in premiums written (78.1%).

     Result before taxation

The result before taxation from life insurance operations in 2001 increased by 9.9% or EUR 270 million compared with 2000 (of which EUR 106 million resulted from realized capital gains) to EUR 2,993 million. This increase can be attributed primarily to growth in North America (EUR 134 million, or 30.6%) and Asia (EUR 150 million or 192.3%). With the exception of Belgium, Rest of Europe and Australia, all regions improved over 2000. The impact of exchange rate movements increased the result before taxation by EUR 24 million.

The following table sets forth a geographic breakdown of the results before taxation of the Group’s life operations:

	Year ended December 31,
	2001	2000
	(EUR millions)
Result before taxation
The Netherlands	1,836	1,793
Belgium	85	89
Rest of Europe	176	188
North America	572	438
South America	29	(8)
Asia	228	78
Australia	64	145
Other	3

Total	2,993	2,723

     In the Netherlands, results before taxation increased by EUR 43 million, or 2.4%, over 2000 levels. Excluding one-time items in 2001 (among others from old reinsurance operations and the partial release of the catastrophe provision) and in 2000, the impact of funding costs of acquisitions and higher realised capital gains, the increase was approximately 20%, reflecting higher interest result, lower profit participation and improved IT result (E-business).

     In Belgium, results before taxation decreased by EUR 4 million or 4.5% over 2000 levels, mainly due to lower capital gains. Excluding capital gains the life result improved by EUR 22 million mainly due to unit-linked business.

     In the Rest of Europe, the results before taxation decreased by EUR 12 million, or 6.4%, to EUR 176 million. Substantially lower results in Italy and Greece due to stock market weakness were partly compensated by higher results in Poland and the strategic alliance with the Greek Piraeus Bank (impact EUR 50 million).

     In North America, results before taxation increased by EUR 134 million, or 30.6%, to EUR 572 million. EUR 68 million of the increase reflects the acquisition of SCA and the increase of our participation in Afore Bitalin, Mexico. Realised capital gains were EUR 14 million lower than in 2000. GICs contributed EUR 94 million to the result compared to EUR 58 million in 2000. The North American life result was negatively affected by several setbacks in the United States. Economic growth fell sharply, stock markets performed disappointingly and the WTC disaster on September 11 led to very high claims. With our increased share of equity-linked products as a result of the acquisition of ReliaStar and Aetna, stock market weakness directly impacts results as fee income on these products fluctuates with the value of managed assets. Sales in the United States picked up strongly in the fourth quarter of 2001 as nearly all product lines recorded their highest quarterly sales of the year. Results in the United States in 2001 were affected by the September 11 events (EUR 155 million) and, notably in the fourth quarter, by several sizable items, such as the expenses related to the restructuring announced in December 2001 and impairments in the bond portfolio, which together reduced results before taxation by EUR 70 million and EUR 136 million, respectively.

     In South America, results before taxation amounted to EUR 29 million, compared with a loss of EUR 8 million in 2000. The increase is mainly attributed to the contribution of Aetna (EUR 31 million).

In Asia, results before taxation were EUR 228 million, EUR 150 million higher than the 2000 result before taxation. EUR 155 million of the increase was contributed by Aetna. The result of the ex-greenfield Korea rose by EUR 30 million thanks to better performance in new production and higher results on mortality. The results before taxation of the life company in Japan decreased on balance by EUR 10 million; unfavourable mortality experience, a negative result on surrender losses (due to a high volume of policies that were reduced or paid up as a result of a tax law change), lower actuarial interest rate on new business and start-up losses of Pension activities were partly compensated by a one-off result in 2001.

     In Australia, results before taxation decreased by EUR 81 million, to EUR 64 million in 2001. The decrease was partly due to a change in taxation that lowered both the life result and the amount of tax due. Furthermore, the 2000 results included five quarters of the Australian operations following the decision to synchronise the financial year of the Australian operations with that of ING Group. The synchronisation had a one-time impact of EUR 26 million in 2000.

Non-life insurance operations

The following table sets forth certain summarized financial information for the Group’s non-life operations for the years indicated:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Gross premiums written	7,917	5,903	4,095
Net premiums earned(1)	6,297	5,283	3,867
Income from investments	819	770	601
Other income	62	13	6
Total income	7,178	6,066	4,474
Claims and claims expenses	4,722	3,895	2,886
Operating expenses	866	803	576
Acquisition costs and other expenses	936	738	573

Total expenses	6,524	5,436	4,035

Result before taxation(2), (3)	654	630	439

(1)	Net of reinsurance ceded of EUR 1,275 million, EUR 614 million and EUR 187 million in 2002, 2001 and 2000, respectively and changes in provision for unearned premiums and unexpired insurance risks.

(2)	Until 2001 the (deferred) acquisition costs were accounted for as part of the operating expenses. In order to have a better view of the development of the manageable operating expenses it has been decided to report acquisition costs as of 2002 separately from operating expenses; previous years have been adjusted accordingly.

(3)	In the 2001 figures, an amount of EUR 52 million has been reclassified from Non-life underwriting account to Life underwriting account.

The following table sets forth the Group’s non-life gross written premiums by geographic area:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
The Netherlands	1,859	1,811	1,817
Belgium	282	253	230
Rest of Europe	38	34	31
North America	5,312	2,933	1,595
South America	303	618	46
Asia	66	64	48
Australia	296	250	328
Other	385	211	106
Premiums between geographic areas(1)	(624)	(271)	(106)

Total	7,917	5,903	4.095

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

     Year ended December 31, 2002 compared to year ended December 31, 2001

     Premium income

Gross premium income of the Group’s non-life operations in 2002 increased by EUR 2,014 million, or 34.1%, over 2001 levels. Disregarding the positive effect of acquisitions/divestitures (EUR 1,327 million, mainly the impact of the increased shareholding in ICA) and the effect of exchange rate movements (EUR (178) million), gross premium income for the Group increased organically by EUR 865 million or 19.0%.

The increase mainly reflects higher premium income in the Netherlands (largely reflecting higher premiums in Health and Loss of income/Accident and Fire), Belgium (all lines of business contributed to the growth), North America (in Mexico ING Comercial América (ICA) contributed EUR 1,300 million to the growth, due to the increased shareholding and in Canada the increase was partly due to the acquisition of the Zurich business at the end of 2001). These increases were partially offset by decreased premium income in South America, mainly due to the sale of Columbia Aetna and the non-life business in Argentina.

The increase of the non-life premium income in Other areas is fully due to reinsurance premiums re the acquired Zurich business, ceded by the Canadian operations to the Group’s in house reinsurance company, which in turn part of the business ceded to the operations in the United States.

Net non-life premiums written in 2002 and 2001 reflected premiums ceded to reinsurers of EUR 1,275 million (increase due to reinsurance construction re the acquisition Zurich business) and EUR 614 million, respectively, resulting in overall retention levels of 83.9% in 2002 and 89.6% in 2001. Net non-life premiums written amounted to EUR 6,642 million in 2002 compared to EUR 5,289 million in 2001.

     Claims and claims expenses

Claims and claims expenses for the Group’s non-life business increased by EUR 827 million, from EUR 3,895 million in 2001 to EUR 4,722 million in 2002 for the greater part due to the increased shareholding in ICA. Claims and claims expenses in the business line Automobile were EUR 300 million higher than in 2001 and in Health EUR 186 million higher. Claims and claims expenses in the reinsurance business were EUR 241 million higher than in 2001. For a more detailed discussion of unpaid claims and claims adjustment expenses and developments between years, see Note 7.7 of Notes to the Consolidated Financial Statements contained in this Annual Report.

The growth of net premiums earned (19.2%) was below the increase of claims and claims expenses (21.2%), resulting in a higher overall non-life loss ratio (75.0% versus 74.8%). This deterioration was a result of an increase in the Netherlands, North America, South America, Asia and Other regions, partly offset by a decrease in the loss ratio in Belgium and Australia. The deterioration of the loss ratio in Other areas (2002: 94.4%, 2001: 64.0%) was primarily due to in house reinsurance activities (ING Reinsurance). By business line, the loss ratio of Fire decreased by 2.2 percentage points to 59.4% in 2002. The loss ratio of Health and Loss of Income/Accident increased by 2.5 percentage points to 81.6% in 2002, the loss ratio of Automobile decreased by 0.8 percentage points to 77.4% and the loss ratio of Other increased by 3.7 percentage points to 66.1%.

     Operating expenses

Operating expenses rose by EUR 63 million or 7.8% from EUR 803 million in 2001 to EUR 866 million in 2002. The EUR 64 million increase was due to the impact of increased shareholding in ICA in Mexico.

     Result before taxation

The result from non-life insurance operations in 2002 increased by EUR 24 million, or 3.8%, compared with 2001, to EUR 654 million. This increase was due to Rest of Europe, North America and Australia, partly offset by the Netherlands, Belgium, South America, Asia and Other. The following table sets forth the results before taxation of the Group’s non-life operations by geographic area:

	Year ended December 31,
	2002	2001
	(EUR millions)
The Netherlands	225	238
Belgium	3	9
Rest of Europe	6	2
North America	370	242
South America	(1)	50
Asia	(6)	2
Australia	39	21
Other	18	66

	654	630

The following table sets forth loss, expense and combined ratio information for the Group’s non-life operations by geographic area for the years 2001 and 2000.

	Year ended December 31,
	2002	2001	2002	2001	2002	2001
	Loss ratio		Expense ratio		Combined ratio
	(all figures %)
The Netherlands	77.5	77.1	28.9	30.4	106.4	107.5
Belgium	76.7	76.9	34.7	35.0	111.4	111.9
Rest of Europe	49.8	50.1	41.6	51.4	91.4	101.5
North America	73.9	71.2	25.6	29.1	99.4	100.2
South America	79.5	77.2	26.6	21.6	106.1	98.8
Asia	66.6	58.6	51.5	44.6	118.1	103.2
Australia	67.0	70.7	29.4	32.5	96.4	103.2
Other	94.4	64.0	7.8	11.3	102.2	75.3

Total Non-life	75.0	73.8	27.1	29.1	102.1	102.9

     In the Netherlands, non-life results before taxation decreased by EUR 13 million from EUR 238 million in 2001 to EUR 225 million in 2002. Miscellaneous reported lower results due to lower realized capital gains. Results from Fire were lower as the number of claims increased, among others following the storm in October. Motor was lower due to higher additions to the technical provision.

     In Belgium, non-life results before taxation decreased from EUR 9 million in 2001 to EUR 3 million in 2002, due to EUR 3 million lower capital gains; in addition, adverse claims experience in Health, Loss of Income/Accident and Miscellaneous was partly offset by lower losses in Motor.

     In the Rest of Europe, non-life results before taxation rose in 2002 by EUR 4 million to EUR 6 million due to higher results in Motor and Loss of Income/Accident.

     In North America, non-life results increased by EUR 128 million, or 52.9%, to EUR 370 million in 2002. The increase of the results was caused by a higher result in Mexico (EUR 159 million, due, in part, to increased shareholding in ICA, favourable loss ratios in car insurance and effective cost management, which was partially offset by hurricane losses in 2002). The Canadian operations reported a pre-tax result of EUR 134 million, an increase of EUR 10 million compared to 2001, due to favourable loss ratios and higher realized capital gains. The result in the United States decreased by EUR 39 million mainly due to lower Health results.

     In South America, non-life results decreased from EUR 50 million in 2001 to a loss of EUR 1 million in 2002. The decrease is due to losses from a business acquired in Brazil in 2002 and lower results in Chile and the Netherlands Antilles. The 2001 results included a one-time gain on sale of operations in Colombia (EUR 6 million).

     In Asia, non-life results decreased from EUR 2 million in 2001 to a loss of EUR 6 million in 2002. The decrease was mainly a result of run-off expenses in Indonesia and Singapore (disposal of non-life operations in the second quarter of 2002 and the second quarter of 2001, respectively).

     In Australia, non-life results increased by EUR 18 million to EUR 39 million in 2002. The result improved due to better claims ratios (particularly in Fire) and cost control initiatives.

     The non-life results of Other areas, mainly regarding the in-house reinsurance activities (ING Reinsurance), decreased by EUR 48 million, to EUR 18 million in 2002, primarily due to a one-time gain from old reinsurance operations in 2001 (EUR 27 million), as well as lower results Fire due to hurricanes Isidore and Kenna (both in Mexico) and the October storms in the Netherlands.

     Year ended December 31, 2001 compared to year ended December 31, 2000 (restated)

     Premium income

In 2001, gross premiums written from non-life operations increased by EUR 1,808 million, or 44.2%, to EUR 5,903 million from EUR 4,095 million in 2000. Disregarding the aggregate effect of acquisitions and divestitures (EUR 1,717 million), the effect of the fifth quarter of the Australian operations (EUR 68 million) and of exchange rate movements (EUR (29) million), gross premium income for the Group increased organically by EUR 188 million, or 4.9%.

The increase mainly reflects North America (Mexico Seguros Comercial America SCA contributed EUR 944 million and in the USA ReliaStar EUR 290 million) and South America (Aetna operations, primarily in Chile, Argentina and Columbia, added EUR 574 million), but in Australia, non-life premium decreased primarily due to the additional quarter in 2000 and the decrease in the exchange rate of the Australian dollar with respect to the euro.

     Claims and claims expenses

Claims and claims expenses for the Group’s non-life business increased by EUR 1,061 million, from EUR 2,886 million in 2000 to EUR 3,947 million in 2001. Claims and claims expenses in the business line Automobile were EUR 246 million higher than in 2000 and in Accident & Health EUR 789 million higher, especially in North and South America due to the acquisitions of ReliaStar (particularly the WTC claim of EUR 155 million) and Aetna. For a more detailed discussion of unpaid claims and claims adjustment expenses and developments between years, see Note 7.7 of Notes to the Consolidated Financial Statements contained in this Annual Report.

The growth of net premiums earned (36.6%) was slightly below the increase of claims and claims expenses (36.8%), resulting in a slightly higher overall non-life loss ratio (74.8% versus 74.6%). This deterioration was a result of an increase in the Netherlands, Belgium, South America and Asia partly offset by a decrease in the loss ratio in Rest of Europe, North America and Australia. The improvement of the loss ratio in Other areas (2001: 63.9%, 2000: 80.2%) was primarily due to in house reinsurance activities (ING Reinsurance). By business line, the loss ratio of Fire increased by 1.2 percentage points to 61.6% in 2001. The loss ratio of Accident and Health decreased by 0.9 percentage points to 81.6% in 2001, the loss ratio of Automobile decreased by 1.4 percentage points to 78.2% and the loss ratio of Other decreased by 10.1 percentage points to 62.4%.

     Operating expenses

Operating expenses, consisting primarily of salaries and commissions, rose by EUR 390 million or 33.9% from EUR 1,149 million in 2000 to EUR 1,539 million in 2001. The increase was mainly due to the acquisitions of ReliaStar, Aetna and SCA.

     Result before taxation

The result from non-life insurance operations in 2001 increased by EUR 139 million, or 31.7%, compared with 2000, to EUR 578 million. This increase was due to the Netherlands, North and South America, Australia and Other, partly offset by a decrease in Belgium. The following table sets forth the results before taxation of the Group’s non-life operations by geographic area:

	Year ended December 31,
	2000	1999
	(EUR millions)
The Netherlands	238	224
Belgium	9	24
Rest of Europe	2	2
North America	190	140
South America	50	3
Asia	2	3
Australia	21	6
Other	66	37

	578	439

The following table sets forth loss, expense and combined ratio information for the Group’s non-life operations by geographic area for the years 2001 and 2000.

	Year ended December 31,
	2001	2000	2001	2000	2001	2000
	Loss ratio		Expense ratio		Combined ratio
	(all figures %)
The Netherlands	77.1	75.6	30.4	29.9	107.5	105.5
Belgium	76.9	72.0	35.0	36.1	111.9	108.1
Rest of Europe	50.1	55.3	51.4	50.0	101.5	105.3
North America	73.3	74.0	29.1	26.0	102.4	100.0
South America	77.2	51.4	21.6	50.2	98.8	101.6
Asia	58.6	51.5	44.6	49.1	103.2	100.6
Australia	70.7	80.2	32.5	32.9	103.2	113.1
Other	63.9	80.2	11.4	22.5	75.3	102.7

Total Non-life	74.8	74.6	29.1	29.4	103.9	104.0

     In the Netherlands, non-life results before taxation increased by EUR 14 million from EUR 224 million in 2000 to EUR 238 million in 2001. The increase of the combined ratio was more than compensated by the higher investment income as a result of higher capital gains and a one-off gain of EUR 8 million from reinsurance operations. The results of Automobile, Accident and Other (mainly Marine and

Aviation) improved, but Fire deteriorated due to a sharp increase of average claims, despite a reduced number of large losses.

     In Belgium, non-life results before taxation decreased from EUR 24 million in 2000 to EUR 9 million in 2001, due to EUR 11 million lower capital gains and large claims and reserve strengthening in Automobile.

     In the Rest of Europe, non-life results before taxation equaled in 2001 the 2000 result of EUR 2 million.

     In North America, non-life results increased by EUR 50 million, or 35.7%, to EUR 190 million in 2001. The increase of the results was caused by a higher result in Mexico (mainly due to the Automobile operations of SCA), as well as in the United States as a consequence of the Health operations of ReliaStar. In Canada the results were lower; in 2000 the Canadian result was positively impacted by the sale of NN Financial by EUR 29 million and by higher realized capital gains on shares.

     In South America, non-life results increased by EUR 47 million, to EUR 50 million in 2001. The Aetna companies in South America contributed EUR 39 million to the result (mainly Accident and Health), while the gain on the sale of Aetna Colombia amounted to EUR 6 million (also in business line Accident and Health).

     In Asia, non-life results decreased by EUR 1 million to EUR 2 million in 2001, mainly due to lower results Accident and Health, especially caused by a loss of Aetna Philippines in 2001. The gain on the sale of ING Non-Life Singapore in January 2001 was equal to the operational result of this company in 2000.

     In Australia, non-life results increased by EUR 15 million to EUR 21 million in 2001. The improvement follows from higher results from Fire, Automobile and Other (general liability) thanks to better underwriting due to the decreased exposure in some business lines combined with premium rate increases and expense containment. Accident and Health results decreased, due in part to strengthening of the provisions.

     The non-life results of Other areas, mainly regarding the in-house reinsurance activities (ING Reinsurance), increased by EUR 29 million, to EUR 66 million in 2001, primarily due to a one-off gain from old reinsurance operations (EUR 27 million). In addition higher results in the business lines Fire and Automobile.

Allocation of income from investments and commission and other income

As of 2001 results of Insurance Operation-General is no longer reported separately. The results previously accounted for under this heading are now more in line with international practice and depending on their activities included in either the result life or the result non-life. The results of the non-insurance companies, mainly asset management and mutual fund companies, are allocated to life. The following table sets forth the result of the allocation for the years indicated:

	Year ended December 31,
	2002	2001(1)	2000
	(EUR millions)
Income from investments	10,926	10,336	8,067
Commission and other income	2,127	2,281	1,126

Total	13,053	12,617	9,193
Operating expenses	1,440	1,405	841
Interest incurred	1,305	1,290	865

Total	10,308	9,922	7,487
Allocated to income from investments:
Life operations	9,204	8,984	6,817
Non-life operations	819	770	601

	10,023	9,754	7,418
Allocated to other income:
Life operations	223	155	63
Non-life operations	62	13	6

	285	168	69

(1)	In the 2001 figures, operating expenses (General account) have been increased by EUR 85 million and other expenses (Life account) have been decreased by EUR 85 million.

Insurance investments

The following table sets forth the components of the investment portfolio of the Group’s insurance operations at the end of the years indicated:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Land and buildings(1)	7,242	8,239	7,766
Fixed-interest securities(2)	132,059	133,185	110,873
Shares and convertible debentures	11,024	16,625	18,657
Interests in investment pools of the insurance operations(3)	99	86	95
Deposits with insurers	94	31	30
Investments for the risk of policyholders and investments of annual life funds	64,281	82,743	81,947

	214,799	240,909	219,368

(1)	Including commuted ground rents.

(2)	Includes EUR 1,260 million, EUR 1,910 million and EUR 1,325 million at December 31, 2002, 2001 and 2000, respectively, representing intercompany balances between Group insurance and banking companies.

(3)	Consists of assets relating to certain large Dutch group life policies under which coverage is provided by ING and other insurers.

The decrease in Land and buildings mainly reflects the transfer of EUR 1.0 billion non-EU real estate in December 2002 from ING Insurance to ING Bank. The component of the investment portfolio Fixed interest securities consists of 68.4% Debentures and fixed-interest securities (67.7% maturing in 2001), 20.4% mortgage loans (20.1% maturing in 2001), 5.8% private loans (6.9% maturing in 2001) and 5.4% other fixed interest securities (5.2% maturing in 2001). The change in the Fixed interest securities portfolio was negatively affected by exchange rate movements (approximately EUR 15 billion).

The Shares and convertible debentures portfolio decreased mainly due to revaluations. The decrease in investments for the risk of policyholders EUR (18,461 million) primarily relates to the component Shares and convertible debentures which increased by EUR 20,477 million to EUR 53,099 million at year-end 2002; the component Fixed interest securities increased from EUR 7,898 million to EUR 9,948 million at year-end 2002

	2002		2001		2000 restated
		Pre-tax		Pre-tax		Pre-tax
	Income	yield(1)	Income	yield(1)	Income	yield(1)
	(EUR millions)
Income from disposal of group companies	238		17		61
Land and buildings	872	10.4%	665	8.3%	505	7.5%
Fixed-interest securities(2)(3)	8,205	6.2%	8,224	6.7%	6,004	7.9%
Shares and convertible debentures	1,611	11.6%	1,430	8.1%	1,497	6.6%

Total(4)	10,926		10,336		8,067
Commission and other income(5)	2,127		2,281		1,126

Total	13,053		12,617		9,193

(1)	Pre-tax yield is calculated using interest, rental, dividend, realized gains on equities and convertible debentures and land and buildings in 2002, 2001 and 2000, divided by the average of beginning and year-end balances on related assets (excepting the calculation of the yield in 2002 of land and buildings: in December 2002 EUR 1.0 billion non-EU real estate was transferred from ING Insurance to ING Bank).

(2)	Includes income from interests in investment pools that consists of investment income from assets relating to certain large Dutch group life policies under which coverage is provided by ING and other insurers.

(3)	Includes mortgages and other loans.

(4)	Includes EUR 73 million, EUR 74 million and EUR 86 million in 2002, 2001 and 2000, respectively, representing intercompany interest between Group insurance and banking companies.

(5)	‘Commission and other income’ consists primarily of fees on asset management and insurance brokerage, results of minority interests and results from financial transactions.

     Year ended December 31, 2002 compared to year ended December 31, 2001

In 2002, income from investments, commission and other income of the Group’s insurance operations increased in total by EUR 436 million, or 3.5%, to EUR 13,053 million, from EUR 12,617 million in 2001. This increase was due to the income from investments (EUR 590 million), partly offset by lower commission and other income (EUR 154 million). Disregarding the effect of acquisitions and divestitures and the effect of exchange rate movements, the increase amounted to EUR 516 million, or 4.3%.

Income from investments increased by EUR 590 million from EUR 10,336 million in 2001 to EUR 10,926 million in 2002. Income from disposal of group companies increased by EUR 221 million reflecting gain on the ANZ joint venture. Income from land and buildings in 2002 was EUR 207 million higher than in 2001, mainly thanks to higher realised capital gains real estate (from EUR 226 million in 2001 to EUR 353 million in 2002) explaining the improved yield on land and buildings (10.4% in 2002 and 8.3% in 2001). Income from fixed interest securities decreased by EUR 19 million or 0.2% to EUR 8,206 million, due to substantial higher default losses (mainly in the United States) and lower interest levels. The increase from the income in investments in shares and convertible debentures of EUR 181 million was due to higher realized capital gains (from EUR 779 million in 2001 to EUR 1,003 million in 2002). This increase, in combination with the decreased value of the portfolio, explains the higher yield on this component of the investment portfolio (11.6% in 2002, 8.1% in 2001).

Income from commissions decreased by EUR 86 million, or 6.0%, to EUR 1,345 million. Except the region Australia (EUR 13 million) all regions showed a decrease in income from commissions, especially North America (EUR 59 million), South America (EUR 21 million) and the Netherlands (EUR 9 million). These decreases mainly reflect depressed stock markets and lower assets under management.

Other income, including results on sale of equity participations and financial transactions, decreased by EUR 68 million, from EUR 850 million to EUR 782 million, due to lower results from old reinsurance activities and joint venture activities (Netherlands), which was, in part, offset by the profit on the surrender of a group life contract.

Operating expenses increased in 2002 by EUR 35 million, or 2.5%, to EUR 1,440 million, mainly due to increased operating expenses in the Netherlands (EUR 41 million).

     Year ended December 31, 2001 compared to year ended December 31, 2000 (restated)

In 2001, income from investments, commission and other income of the Group’s insurance operations increased in total by EUR 3,424 million, or 37.2%, to EUR 12,617 million, from EUR 9,193 million in 2000. This increase was mainly due to ReliaStar and Aetna, especially with regard to fixed interest securities. Disregarding the effect of acquisitions and divestitures, the effect of the additional quarter from the Australian operations and the effect of exchange rate movements, the increase amounted to EUR 987 million, or 11.7%.

Investment income increased by EUR 2,269 million from EUR 8,067 million in 2000 to EUR 10,336 million in 2001. Income from land and buildings in 2001 was EUR 160 million higher than in 2000, mainly due to higher realised gains, following a decision to manage the real estate portfolio more actively from 2001 onwards. The decrease from the income in investments in shares and convertible debentures of EUR 67 million was due to both lower realized capital gains (before taxation) and lower dividends as a consequence of the sale of a part of the share investment portfolio in 2000 for the funding of the acquisitions. The remaining investment income, consisting of income from fixed interest securities and income from the disposal of group companies, increased by EUR 2,176 million from EUR 6,065 million to EUR 8,241 million, reflecting growth of the portfolio and changes arising from acquisitions as well as the lower interest environment.

Income from commissions increased by EUR 564 million, or 65.1%, to EUR 1,431 million, mainly due to North America (EUR 455 million, primarily ReliaStar and Aetna), South America (EUR 136 million, of which SCA accounted for EUR 82 million) and the Netherlands (EUR 47 million). Depressed stock markets and lower assets under management, reduced commission income in the Rest of Europe by EUR 80 million from 2000 levels.

Other income, including results on sale of equity participations, increased by EUR 591 million, from EUR 259 million to EUR 850 million, mainly due to increases in North America (340 million, due to, ReliaStar and Aetna) and the Netherlands (EUR 202 million, of which EUR 105 million regarding old reinsurance activities). Expenses increased in 2001 by EUR 904 million, or 53.0%, to EUR 2,610 million. Part of the increase was due to interest expenses which rose by EUR 495 million due to the funding and assumed debt of the ReliaStar, Aetna and SCA acquisitions.

BANKING OPERATIONS

The following table sets forth certain summary financial data for the Group’s banking operations for the years indicated:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Interest income	24,088	24,318	24,285
Interest expense	16,442	18,246	18,499

Net interest result	7,646	6,072	5,786
Commissions	2,615	2,765	3,630
Other income
Income from securities and participating interests	201	530	322
Result from financial transactions	454	1,080	1,154
Other revenue	285	664	410

Total other income	940	2,274	1,886

Total income	11,201	11,111	11,302
Staff costs	4,787	5,064	4,945
Other administrative expenses	3,173	2,762	2,876
Depreciation	338	365	476

Operating expenses	8,298	8,191	8,297
Operational result before addition to the provision for loan losses	2,903	2,920	3,005
Addition to the provision for loan losses	1,435	750	400

Result before taxation	1,468	2,170	2,605
Taxation	333	477	837
Third party interests	240	251	108

Operational net profit	895	1,442	1,660
Non-operational items	–	–	764

Total net profit	895	1,442	2,424

Overview

     Year ended December 31, 2002 compared to year ended December 31, 2001

     Results before taxation

The operational result before taxation from ING’s banking operations for 2002 decreased by EUR 702 million, or 32.4%, to EUR 1,468 million from EUR 2,170 million for 2001. This decrease was entirely a result of substantially higher risk costs, resulting in an increase of the addition to the provision for loan losses by EUR 685 million to EUR 1,435 million. In the fourth quarter 2002, a significant provision was created with respect to a potential loss on National Century Financial Enterprises in the United States. Included in the full year 2002 result are the exceptional profit of EUR 94 million on the sale of Cedel shares and the creation of a EUR 128 million provision for the restructuring of the international wholesale banking activities outside the Benelux. In spite of the restructuring provision, the operational result before addition to the provision for loan losses decreased only marginally by EUR 17 million, or 0.6%, to EUR 2,903 million. Total income rose by EUR 90 million, or 0.8%, thanks to strongly increased interest results, while the other income components suffered severely from the disappointing market circumstances. Operating expenses increased by EUR 107 million, or 1.3%, due to the further expansion of ING Direct (including the consolidation of DiBa), the restructuring provision and the increased investments in synergy projects. Although most banking units were hit by the deterioration of economic conditions, both Postbank and ING Direct reported a strongly improved result before taxation.

For the first time and ahead of plan, ING Direct (including DiBa as from 2002) reported a positive pre-tax result of EUR 13 million over the fourth quarter 2002. For the full year 2002, the loss before taxation amounted to EUR 67 million, which was much better than expected and a strong improvement compared to the loss of EUR 199 million in 2001. The strong growth in funds entrusted and client base combined with the current steep yield curve led to a substantial increase in income, exceeding the rise in expenses. The operations in Canada, Australia and the United States reported profits for the full year (after cost of capital).

Exchange rate movements increased the result before taxation by EUR 44 million.

     Total income

Total income from the banking operations increased by EUR 90 million, or 0.8%, to EUR 11,201 million from EUR 11,111 million for 2001. Adjusted for currency translation and excluding the consolidation effect of DiBa, Toplease and ING Vysya Bank, total income decreased by EUR 87 million, or 0.8%.

     Operating expenses

Operating expenses increased by EUR 107 million, or 1.3%, to EUR 8,298 million, from EUR 8,191 million for 2001. Adjusted for currency translation and excluding the consolidation effect of DiBa, Toplease and ING Vysya Bank, operating expenses increased by EUR 4 million. Excluding the EUR 128 million restructuring provision for international wholesale banking, operating expenses decreased by EUR 124 million or 1.5%.

     Efficiency ratio

Excluding the continued rapidly expanding ING Direct operations and the EUR 128 million restructuring provision for international wholesale banking, the operational efficiency ratio (operating expenses as a percentage of total income) was 71.0% for 2002, a slight improvement compared to 71.7% for 2001. Including ING Direct and the restructuring provision, the operational efficiency ratio was 74.1% for 2002, compared to 73.7% for 2001.

     Net interest result

Within the banking operations, the net interest result for 2002 increased by EUR 1,574 million, or 25.9%, to EUR 7,646 million from EUR 6,072 million for 2001, reflecting a higher average balance sheet total and an improvement of the interest margin. The widening of the interest margin can be attributed to improved product margins, a steepening of the average yield curve and strong growth in retail savings.

     Commissions

Commissions for 2002 decreased by EUR 150 million, or 5.4%, to EUR 2,615 million, from EUR 2,765 million for 2001. In particular, securities commissions and management fees were lower, reflecting the sharp fall of the stock markets and the reluctance of (private) clients to invest in securities.

     Other income

Other income for 2002 decreased by EUR 1,334 million, or 58.7%, to EUR 940 million, from EUR 2,274 million for 2001. The decrease occurred in all components. Income from securities and participating interests was EUR 329 million lower, while the results from financial transactions and other revenue dropped by EUR 626 million and EUR 379 million respectively.

     Addition to the provision for loan losses

The addition to the provision for loan losses increased by EUR 685 million, or 91.3%, to EUR 1,435 million, from EUR 750 million for 2001. The deterioration of economic conditions and the significant provision with respect to a potential loss on National Century Financial Enterprises in the US caused the strong increase in 2002 compared to 2001.

Effect of acquisitions/consolidations

The consolidation of DiBa (as of January 1, 2002), Toplease (as of May 1, 2002) and ING Vysya Bank

(as from October 1, 2002) contributed to the Group’s 2002 total income, total operating expenses and result before taxation as follows:

	Year ended		Consoli-
	December 31		dation
	2002	2001	effect
	(EUR millions)
Net interest result	201		201
Commissions	34		34
Other income	67	2	65

Total income	302	2	300
Staff costs	74		74
Other expenses	165		165

Operating expenses	239		239
Gross result	63	2	61
Addition to the provision for loan losses	10		10

Result before taxation	53	2	51

     Year ended December 31, 2001 compared to year ended December 31, 2000

     Result Before Taxation

The operational result before taxation from ING’s banking operations for 2001 decreased by EUR 435 million, or 16.7%, to EUR 2,170 million from EUR 2,605 million for 2000. This decrease was largely due to lower income and a substantially higher addition to the provision for loan losses in the second half of 2001, as a consequence of the deterioration in global market circumstances. In the second half of 2001, the result before taxation (EUR 788 million) was 43.0% lower than in the first half of 2001 and 31.6% lower than the operational result before taxation in the second half of 2000. Compared with full year 2000 most banking units showed a decrease in the result before taxation. Postbank however, showed a marked increase in operational results.

Furthermore, the expanding ING Direct activities also had a negative impact on the overall banking result. The loss increased from EUR 143 million in 2000 to a loss of EUR 199 million in 2001. Meanwhile the oldest ING Direct operation in Canada delivered a positive operational result for the full year 2001 and ING Direct Australia turned into profit in the fourth quarter (after cost of capital).

The result before taxation of the former Executive Centre Corporate & Investment Banking (CIB) decreased from EUR 280 million in 2000 to EUR 169 million in 2001, mainly attributable to low income levels from equity market activities and substantially higher additions to the provision for loan losses. The severe deterioration in revenues was partly offset by substantially lower operating expenses as a result of the restructuring and integration of activities. In 2001, all wholesale activities, including CIB, were combined under the Executive Centre ING Europe. A substantial downscaling in investment banking, especially in equities reduced former full-time CIB staff from 9,600 to 7,300 and lowered operating expenses by 23%.

     Income

Total income from the banking operations decreased by EUR 191 million, or 1.7%, to EUR 11,111 million from EUR 11,302 million for 2000. The decrease can be attributed to substantial lower commission revenue partly offset by higher other income and a higher net interest result.

     Operating expenses

Operating expenses decreased by EUR 106 million, or 1.3% to EUR 8,191 million, from EUR 8,297 million for 2000 reflecting tight cost control, lower bonuses and the sale of the US investment banking activities.

     Efficiency ratio

Excluding the expanding ING Direct activities, the operational efficiency ratio (operating expenses as a percentage of total income) was 71.7% for 2001, compared to 72.1% for 2000. Including ING Direct, the operational efficiency ratio was 73.7% for 2001, compared to 73.4% for 2000.

Exchange rate movements increased the result before taxation marginally by EUR 2 million.

     Net interest result

Within the banking operations, the net interest result for 2001 increased by EUR 286 million, or 4.9%, to EUR 6,072 million from EUR 5,786 million for 2000. The increase can be attributed to the growth of the average balance sheet total, partly offset by a slight narrowing of the total interest margin. In the course of 2001, the yield curve steepened resulting in an improvement of the interest margin in the third and fourth quarter.

     Commissions

Commissions for 2001 decreased by EUR 865 million, or 23.8%, to EUR 2,765 million, from EUR 3,630 million for 2000. In particular, securities commissions and management fees were lower, reflecting the downturn across the equity markets.

     Other income

Other income for 2001, which includes results from financial transactions, increased by EUR 388 million, or 20.6%, to EUR 2,274 million, from EUR 1,886 million for 2000. The increase was primarily due to higher results from participating interests and higher other revenue. The results from financial transactions showed a limited decrease compared with 2000.

     Addition to the provision for loan losses

The addition to the provision for loan losses increased by EUR 350 million, or 87.5%, to EUR 750 million, from EUR 400 million for 2000. The deterioration of economic conditions necessitated the strong increase in 2001, compared to the very low level in 2000.

Net Interest Result

The following table sets forth certain information concerning the total net interest result of the Group’s banking operations. The interest income and net interest result figures in the following table (other than Other net interest result and Total net interest result) include interest on non-accruing loans and do not reflect (i) interest income on amortized results investments; (ii) lending commissions; (iii) interest income on off-balance sheet instruments; (iv) other interest income not considered to be directly related to interest-earning assets; (v) interest expense on off-balance sheet instruments; or (vi) other interest expense not considered to be directly related to interest-bearing liabilities, all of which are reflected in the Other net interest result and Total net interest result below, which corresponds to the net interest result line item in the Consolidated Financial Statements. A reconciliation of the interest income, interest expense and net interest result figures below to the corresponding line items in the Consolidated Financial Statements is contained in the table under “Item 4. Information on the Company – Selected Statistical Information on Banking Operations – Average Balances and Interest Rates”.

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Total
Interest income(1)	21,603	23,289	23,312

Net interest result(1)	7,093	5,779	5,618
Other net interest result(2)	553	293	168

Total net interest result	7,646	6,072	5,786
Average interest-earning assets	449,562	416,025	383,680
Average interest-bearing liabilities	422,650	396,427	357,810
Domestic
Interest income(1)	8,873	9,051	8,471
Net interest result(1)	3,656	2,739	2,162
Average interest-earning assets	174,962	163,714	141,286
Average interest-bearing liabilities	160,660	157,770	141,618
Foreign
Interest income(1)	12,730	14,238	14,841
Net interest result(1)	3,437	3,040	3,456
Average interest-earning assets	274,600	252,311	242,394
Average interest-bearing liabilities	261,990	238,657	216,192
Gross yield(3)
Domestic	5.07%	5.53%	6.00%
Foreign	4.64%	5.64%	6.12%
Total	4.81%	5.60%	6.08%
Interest spread(4)
Domestic	1.82%	1.53%	1.55%
Foreign	1.09%	0.95%	0.85%
Total	1.37%	1.18%	1.13%
Interest margin(5)
Domestic	2.09%	1.67%	1.53%
Foreign	1.25%	1.20%	1.43%
Total	1.58%	1.39%	1.46%

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and Interest rates"

(2)	Additional net interest result required to reconcile Total net interest result to Consolidated Financial Statements. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates"

(3)	Gross yield is the average interest rate earned on Average interest-earning assets. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates”.

(4)	Interest spread is the difference between the average interest rate earned on Average interest-earning assets and the average interest rate paid on Average interest-bearing liabilities. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates.”

(5)	Interest margin is ‘Net interest result’ before reconciliation to Consolidated Financial Statements as a percentage of Average interest-earning assets.

     Year ended December 31, 2002 compared to year ended December 31, 2001

The Group’s total net interest result in 2002 increased by EUR 1,574 million, from EUR 6,072 million in 2001 to EUR 7,646 million in 2002, representing a EUR 33.5 billion, or 8.1%, increase in volume, combined with an increase of the interest margin by 19 basis points. Both domestic and international operations recorded volume growth, of 6.9% and 8.8%, respectively. The increase in the interest margin was especially attributable to the domestic operations (42 basis points); in the international operations there was a slight increase of 4 basis points. The EUR 11.2 billion increase in volume of average interest-earning assets in the domestic operations was mainly caused by an increase of EUR 13.6 billion in average loans and advances, partly offset by a decrease of EUR 1.9 million in average time deposits to banks. The increase in volume of the average interest-earning assets in the international operations of EUR 22.3 billion, attributable primarily to the consolidation of DiBa, was mainly caused by an increase of EUR 14.0 billion in average interest-earning securities and an increase of EUR 11.9 billion in average loans and advances. The change in total net interest result in 2002 can be allocated by average rate and volume effects as follows:

(EUR millions)(1)
Increase due to changes in average balances	944
Increase due to changes in average rates	371
Increase due to changes in average rates and balances	1,315
Increase due to changes in other net interest (from reconciliation)	259

Total changes in total net interest result	1,574

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Analysis of changes in net interest income”.

     Year ended December 31, 2001 compared to year ended December 31, 2000

The Group’s total net interest result in 2001 increased by EUR 286 million, from EUR 5,786 million in 2000 to EUR 6,072 million in 2001, representing a EUR 32.3 billion, or 8.4%, increase in volume, combined with a decrease of the interest margin of 7 basis points. Both domestic and international operations recorded volume growth, of 15.9% and 4.1%, respectively. The interest margin in the international operations decreased by 23 basis points, while the interest margin of the domestic operations rose by 14 basis points. The EUR 22.4 billion increase in volume of average interest-earning assets in the domestic operations was mainly caused by an increase of EUR 15.6 billion in average loans and advances and EUR 4.2 billion in average interest-earning securities. The increase in volume of the average interest-earning assets in the international operations of EUR 9.9 billion was caused by an increase of EUR 11.9 billion in average interest-earning securities.

The change in total net interest result in 2001 can be allocated by average rate and volume effects as follows:

(EUR millions)(1)
Increase due to changes in average rates	294
Decrease due to changes in average balances	(133)
Increase due to changes in average rates and balances	161
Increase due to changes in other net interest (from reconciliation)	125

Total changes in total net interest result	286

(1)	See Item 4. “Information on the Company – Selected statistical information on banking operations – Analysis of changes in net interest income.”

Commissions

The following table sets forth the components of commission income for the years indicated:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Funds transfer	592	526	503
Securities business	731	884	1,571
Insurance brokerage	117	88	94
Management fees	688	751	853
Brokerage and advisory fees	197	203	266
Other	290	313	343

Total	2,615	2,765	3,630

     Year ended December 31, 2002 compared to year ended December 31, 2001

Total commissions for 2002 decreased by EUR 150 million, or 5.4%, to EUR 2,615 million, from EUR 2,765 million for 2001.

     Funds transfer

Commission from funds transfer increased by EUR 66 million, or 12.5%, to EUR 592 million from EUR 526 million for 2001. ING Bank’s commission from domestic funds transfer, primarily at Postbank, increased by EUR 30 million, or 8.4%. Commission from international funds transfer increased by EUR 36 million, or 21.7%, notably DiBa and BBL.

     Securities business

Commission from the securities business decreased by EUR 153 million, or 17.3%, to EUR 731 million from EUR 884 million for 2001. The decrease occurred both in the Netherlands (decrease of EUR 34 million or 21.4%) and outside the Netherlands (decrease of EUR 119 million or 16.3%), following the sharp fall of the stock markets and the continuing reluctance of private clients to invest in securities.

     Insurance brokerage

The commission from insurance brokerage increased by EUR 29 million, or 33.0%, to EUR 117 million from EUR 88 million for 2001. The increase can be attributed to BBL, reflecting increased sales in Belgium.

     Management fees

Management fees decreased by EUR 63 million, or 8.4%, to EUR 688 million from EUR 751 million for 2001, also caused by the sharp fall of the stock markets and the reluctance of private clients to invest in securities. In particular, Baring Asset Management and ING Furman Selz Asset Management reported lower management fees.

     Brokerage and advisory fees

In 2002, brokerage and advisory fees of EUR 197 million were EUR 6 million, or 3.0%, lower compared to EUR 203 million for 2001.

     Other

Other commission income decreased by EUR 23 million, or 7.3%, to EUR 290 million from EUR 313 million for 2001.

     Year ended December 31, 2001 compared to year ended December 31, 2000

Commissions for 2001 decreased by EUR 865 million, or 23.8%, to EUR 2,765 million, from EUR 3,630 million for 2000.

     Funds transfer

Commission from funds transfer increased by EUR 23 million, or 4.6%, to EUR 526 million from EUR 503 million for 2000. ING Bank’s commissions from domestic funds transfer, primarily at Postbank, increased by EUR 14 million, or 4.0%. Commissions from international funds transfer increased by EUR 9 million, or 5.8%.

     Securities business

Commissions from the securities business decreased by EUR 687 million, or 43.7%, to EUR 884 million from EUR 1,571 million for 2000. The decrease occurred both in the Netherlands (decrease of EUR 116 million or 43.1%) and outside the Netherlands (decrease of EUR 571 million or 44.0%), due to the downturn across the stock markets. The deterioration was mainly attributable to former CIB, BBL, BHF-Bank, ING Bank Netherlands and Postbank.

     Insurance brokerage

The commission from insurance brokerage decreased by EUR 6 million, or 6.4%, to EUR 88 million from EUR 94 million for 2000.

     Management fees

Management fees decreased by EUR 102 million, or 12.0%, to EUR 751 million from EUR 853 million for 2000. This decrease was also caused by adverse market conditions which mainly affected Baring Asset Management, ING Furman Selz Asset Management and former CIB.

     Brokerage and advisory fees

Brokerage and advisory fees decreased by EUR 63 million, or 23.7%, to EUR 203 million from EUR 266 million for 2000. The decrease can be attributed to former CIB, and reflects the sale in 2001 of CIB’s US investment banking operations.

     Other

Other commission income decreased by EUR 30 million, or 8.7%, to EUR 313 million from EUR 343 million for 2000.

Other Income

The following table sets forth the components of other income for the years indicated:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Income from securities and participating interests	201	530	322
Result from financial transactions	454	1,080	1,154
Other revenue	285	664	410

Total	940	2,274	1,886

     Year ended December 31, 2002 compared to year ended December 31, 2001

Other income decreased by EUR 1,334 million, or 58.7%, to EUR 940 million from EUR 2,274 million.

Income from securities and participating interests
Income from securities and participating interests consists of dividends, other income from shares held in the investment portfolio and the results from participating equity interests. Income from securities and participating interests decreased by EUR 329 million, or 62.1%, to EUR 201 million from EUR 530 million. This strong decrease is mainly attributable to ING BHF Bank and the international wholesale banking units.

Result from financial transactions

The result from financial transactions includes exchange rate differences and capital gains and losses on securities held in the trading portfolio, as well as valuation differences on equity participations. Also included in this item are exchange rate differences in connection with holding assets and liabilities in foreign currencies, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item. The accounting principles for recognition of result from financial transactions under Dutch and US GAAP are different. See Note 6.1.d of Notes to the Consolidated Financial Statements.

The result from financial transactions can be analyzed as follows:

	Year ended December 31,
	2002	2001
	(EUR millions)
Result from securities trading portfolio	201	617
Result from currency trading portfolio	242	465
Other results	11	(2)

Total	454	1,080

     Result from securities trading portfolio. The result from the securities trading portfolio for 2002 decreased by EUR 416 million, or 67.4%, to EUR 201 million from EUR 617 million for 2001. The ongoing fall in equity prices impacted the result from securities trading negatively. The decrease mainly reflects lower trading results at BBL, international wholesale banking and the former ING Furman Selz Asset Management (revaluation of seed capital investments).

     Result from currency trading portfolio. The result from the currency trading portfolio for 2002 decreased by EUR 223 million, or 48.0%, to EUR 242 million from EUR 465 million for 2001. The decrease occurred mainly in the Americas, (reflecting in part the impact of the devaluation of the Brazilian Real) and Central Europe.

     Other results. Other results, (hich include asset trading, equity participations, interest derivatives and the effects of revaluations in hyperinflationary countries, for 2002 improved by EUR 13 million to EUR 11 million from EUR (2) million for 2001. The improvement can be attributed to a smaller downward revaluation of equity participations in 2002 compared to the downward revaluation in 2001.

     Other revenue. Income from Other revenue for 2002 decreased by EUR 379 million, or 57.1%, to EUR 285 million from EUR 664 million for 2001. The decrease is due, among others, to losses relating to operational problems in car leasing and securities brokerage at ING Bank. Furthermore, notably BBL, international wholesale banking and Postbank reported lower Other revenue compared to the high level in 2001.

     Year ended December 31, 2001 compared to year ended December 31, 2000

Other income increased by EUR 388 million, or 20.6%, to EUR 2,274 million from EUR 1,886 million.

     Income from securities and participating interests

Income from securities and participating interests consists of dividends, other income from shares held in the investment portfolio and the results from participating equity interests. Income from securities and participating interests increased by EUR 208 million, or 64.6%, to EUR 530 million from EUR 322 million. The increase includes EUR 40 million profit on the sale of the United States investment banking activities of former CIB and substantially higher results on participating interests, especially at BHF-Bank.

     Result from financial transactions

The result from financial transactions includes exchange rate differences and capital gains and losses on securities held in the trading portfolio, as well as valuation differences on equity participations. Also included in this item are exchange rate differences in connection with holding assets and liabilities in foreign currencies, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item. The accounting principles for recognition of result from financial transactions under Dutch and US GAAP are different. (See Note 6.1.d of Notes to the Financial Statements).

The result from financial transactions can be analyzed as follows:

	Year ended December 31,
	2002	2001
	(EUR millions)
Result from securities trading portfolio	617	674
Result from currency trading portfolio	465	379
Other results	(2)	101

Total	1,080	1,154

     Result from securities trading portfolio. The result from the securities trading portfolio for 2001 decreased by EUR 57 million, or 8.5%, to EUR 617 million from EUR 674 million for 2000. The decrease was mainly due to the relatively low result in the fourth quarter of 2001 (EUR 25 million) in comparison to the corresponding quarter of the previous year (EUR 117 million).

     Result from currency trading portfolio. The result from the currency trading portfolio for 2001 increased by EUR 86 million, or 22.7%, to EUR 465 million from EUR 379 million for 2000. The increase was mainly attributable to former CIB and Bank Slaski.

     Other results. Other results, which include asset trading, equity participations, interest derivatives and the effects of revaluations in hyperinflationary countries, for 2001 decreased by EUR 103 million to EUR(2) million from EUR 101 million for 2000. This deterioration was due to lower results on derivatives (mainly related to securities trading) and a downward revaluation of equity participations.

     Other revenue. Income from Other revenue for 2001 increased by EUR 254 million, or 62.0%, to EUR664 million from EUR 410 million for 2000. The increase was partly caused by higher results on real estate (EUR 60 million) and leasing (EUR 41 million). The remaining increase can be attributed to BBL, ING Bank Netherlands and Baring Asset Management.

Operating Expenses

The following table sets forth the components of Operating expenses:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Staff costs	4,787	5,064	4,945
Other administrative expenses	3,173	2,762	2,876
Depreciation	338	365	476

Operating expenses	8,298	8,191	8,297

     Year ended December 31, 2002 compared to year ended December 31, 2001

Total operating expenses of ING’s banking operations increased by EUR 107 million, or 1.3%, to EUR 8,298 million, from EUR 8,191 million for 2001. Expenses were increased by the EUR 128 million restructuring provision for international wholesale banking created in the third quarter 2002. Adjusted for currency translation and excluding the effect of the consolidation of DiBa, Toplease and ING Vysya Bank and excluding the restructuring provision, operating expenses decreased by EUR 124 million, or 1.5%. If the further expansion of ING Direct (which saw operating expenses excluding DiBa rise by EUR 106 million) and the increased investments in a number of synergy projects (EUR 138 million) are also excluded, the decrease was 4.7%. This decrease reflects the sale of the US investment banking activities in April 2001 on the one hand and stringent cost control and lower bonus accruals in 2002 on the other.

     Staff costs

Despite the impact of the collective labour agreement and higher pension costs mainly in the Netherlands, total staff costs decreased by EUR 277 million, or 5.5%, to EUR 4,787 million in 2002, reflecting lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more in ING Direct and newly acquired ING Vysya Bank). In the Netherlands, the average number of staff (full time equivalents) decreased by 3.6% from 23,473 in 2001 to 22,639 in 2002. Outside the Netherlands, the average number of staff employed increased by 1,252, or 3.4%, from 37,298 in 2001 to 38,550 in 2002. Excluding the consolidation of DiBa and ING Vysya Bank average foreign headcount decreased in 2002 by approximately 1,200.

     Other administrative expenses

Other administrative expenses increased by EUR 411 million, or 14.9%, to EUR 3,173 million from EUR 2,762 million in 2001. This increase was mainly due to ING Direct, the consolidation of DiBa, Toplease and ING Vysya Bank and the restructuring provision for international wholesale banking.

     Depreciation

Total depreciation decreased by EUR 27 million, or 7.4%, from EUR 365 million in 2001 to EUR 338 million in 2002.

     Year ended December 31, 2001 compared to year ended December 31, 2000

Operating expenses for 2001 decreased by EUR 106 million, or 1.3%, to EUR 8,191 million, from EUR 8,297 million for 2000. Adjusted for currency translation and excluding the effect of the reclassification of Locabel at BBL, operating expenses decreased by EUR 42 million, or 0.5%. As from September 2000, interest income and depreciation expenses in our Locabel leasing operations in Belgium have been netted under Other Income.

     Staff costs

Staff costs increased by 2.4%, to EUR 5,064 million in 2001. Adjusted for currency translation, staff costs rose by EUR 90 million, or 1.8%. This was mainly due to an increased average number of staff and higher salaries, which were offset to some extent by lower bonuses. In the Netherlands, the average number of staff (full time equivalents) rose by 0.7% from 23,311 in 2000 to 23,473 in 2001. Outside the Netherlands, the average number of staff employed increased by 849, or 2.3%, from 36,449 in 2000 to 37,298 in 2001. The growth in foreign headcount (notably ING Direct, Bank Slaski and ING Asset Management) was mitigated by the sale of the US investment banking activities.

     Other administrative expenses

Other administrative expenses decreased by EUR 114 million, or 4.0%, to EUR 2,762 million in 2001. Adjusted for currency translation, other administrative expenses were EUR 117 million or 4.1% lower, reflecting tight cost controls and the sale of the United States investment banking activities.

     Depreciation

Total depreciation decreased by EUR 111 million, or 23.3%, from EUR 476 million in 2000 to EUR 365 million in 2001. EUR 96 million of the decrease was attributable to the reclassification of Locabel.

Addition to the Provision for Loan Losses

The continued weak economic conditions combined with the bankruptcy of National Century Financial Enterprises (NCFE) in the United States required an addition to the provision for loan losses of EUR 510 million in the fourth quarter 2002. This is a strong increase compared to the third quarter 2002 (EUR 300 million). The total addition to the provision for loan losses in 2002 rose by EUR 685 million, or 91.3%, to EUR 1,435 million from EUR 750 million for 2001, corresponding with 59 basis points of average credit risk weighted assets against 33 basis points for the full year 2001.

In 2001, the addition to the provision for loan losses rose by EUR 350 million, or 87.5%, to EUR 750 million, primarily due to the deterioration of economic conditions generally, as well as provisions for a number of large individual exposures, including Argentina and Enron. Of such increase EUR 110 million and EUR 138 million was incurred in our operations in North and South America, respectively. The addition in 2001 corresponds with 32 basis points of the credit risk weighted assets against a very low 19 basis points in 2000.

Taxation

The effective taxation rate for the operational net profit of the banking operations was 22.7% (EUR 333 million), 22.0% (EUR 477 million) and 32.1% (EUR 837 million) in 2002, 2001 and 2000 respectively, compared to a statutory rate of 34.5% in 2002 and 35% in 2001 and 2000 in the Netherlands. The difference between the effective and statutory rates reflected the effect of foreign tax rates and other items. The relatively low taxation rate in both 2002 (22.7%) and 2001 (22.0%) was mainly caused by non-taxable gains on the sale of investments and to a substantially lower tax ratio of the Belgian banking operations.

Operational Net Profit from Banking Operations

Operational net profit for 2002 decreased by EUR 547 million, or 37.9%, to EUR 895 million, from EUR 1,442 million for 2001. Operational net profit for 2001 decreased by EUR 218 million, or 13.1%, to EUR 1,442 million, from EUR 1,660 million for 2000.

Total Net Profit from Banking Operations

Total net profit for 2002 decreased by EUR 547 million, or 37.9%, to EUR 895 million, from EUR 1,442 million for 2001. Due to the absence of non-operational items in both 2002 and 2001 operational net profit from banking operations equaled total net profit.

Total net profit for 2001 decreased by EUR 982 million, or 40.5%, to EUR 1,442 million, from EUR 2,424 million for 2000. EUR 764 million of the decrease was caused by non-operational items in 2000, while in 2001 there were no non-operational items. The non-operational items in 2000 included realized gains on CCF shares (EUR 834 million), the sale of the remaining Libertel shares (EUR 376 million) and the addition to a special provision for restructuring CIB (EUR 446 million).

Risk Adjusted Return on Capital

The Risk-Adjusted Return on Capital, or RAROC, measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. The credit risk provisioning is replaced by statistically expected losses reflecting average credit losses over the entire economic cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

The following table sets forth the RAROC (pre-tax) and the economic capital of the banking operations:

	RAROC (pre-tax)		Economic capital
	Full year,		Full year,
	2002	2001	2002	2001
	(in %)		(EUR billions)
ING Europe	13.8	13.7	13.6	13.7
ING Asset Management	5.2	9.5	0.7	0.6

Total banking operations	13.3	13.5	14.3	14.3
Wholesale	10.2	9.7	11.6	11.4
Retail	26.7	28.6	2.7	2.9

The overall (pre-tax) RAROC figure of ING’s banking operations was 13.3%, a slight deterioration of 0.2% compared to 2001. Excluding the restructuring provision for international wholesale banking created in the third quarter 2002, the overall RAROC was 14.2%. Compared to 2001, RAROC of the wholesale activities improved by 0.5% to 10.2%. The RAROC performance of the retail activities was a satisfactory 26.7% against 28.6% in 2001. Total economic capital remained unchanged compared to full year 2001.

Geographical Breakdown

The following table sets forth the geographic distribution of operational income and operational result before taxation of the banking operations:

	Year ended December 31,
	Operational income			Operational result before taxation
	2002	2001	2000	2002	2001	2000
	(EUR millions)			(EUR millions)
The Netherlands	4,982	4,821	4,541	1,510	1,523	1,441
Belgium	2,044	1,957	2,069	613	521	517
Rest of Europe	2,773	3,018	2,791	(311)	364	593
North America	600	537	1,039	(476)	(446)	(235)
South America	251	238	271	41	24	171
Asia	436	476	538	38	193	128
Australia	107	55	37	55	(7)	(9)
Other	8	9	16	(2)	(2)	(1)

Total	11,201	11,111	11,302	1,468	2,170	2,605

Year ended December 31, 2002 compared to year ended December 31, 2001

     The Netherlands Operational income for 2002 increased by EUR 161 million, or 3.3%, to EUR 4,982 million, from EUR 4,821 million for 2001. The net interest result rose by EUR 661 million, or 20.7%, due to increased interest margins and growth of the average balance sheet total. Commissions rose by EUR 7 million, or 0.9%. Higher funds transfer commission (mainly Postbank) was largely offset by lower securities commission. Other income decreased by EUR 507 million, or 60.0%, among others due to substantial lower results from financial transactions and a one-off loss relating to operational problems in securities brokerage at ING Bank. Operating expenses increased by EUR 80 million, or 2.5%. The addition to the provision for loan losses increased by EUR 94 million, as result of the deteriorated economic climate. The operational result before taxation decreased by EUR 13 million, or 0.9%, to EUR 1,510 million, from EUR 1,523 million for 2001.

     Belgium Operational income for 2002 rose by EUR 87 million, or 4.4%, to EUR 2,044 million, from EUR 1,957 million for 2001. This increase was mainly due to higher interest results and the exceptional profit on the sale of Cedel shares (EUR 64 million booked in Belgium). Result from financial transactions and commission income was lower. Operating expenses decreased by EUR 77 million, or 5.3%, mainly due to lower staff numbers and tight cost control. Compared to a release in 2001, loan loss provisioning increased by EUR 72 million, but is still relatively low. The operational result before taxation increased by EUR 92 million, or 17.7%, to EUR 613 million, from EUR 521 million for 2001.

     Rest of Europe In spite of the consolidation of DiBa, operational income for 2002 decreased by EUR 245 million, or 8.1%, to EUR 2,773 million, from EUR 3,018 million for 2001. In addition to lower results from financial transactions and lower commissions, income from securities and participating interests also dropped sharply (mainly at ING BHF Bank). The interest result, however, increased by EUR 347 million, of which EUR 182 million can be attributed to DiBa. Operating expenses increased by EUR 251 million, or 10.7%, mainly due to the consolidation of DiBa (EUR 211 million) and the restructuring provision for the international wholesale banking activities, partly charged to this geographical region. The addition to the provision for loan losses increased by EUR 179 million, mainly due to higher risk costs of ING BHF Bank and the international wholesale banking activities. As a result, the operational result before taxation decreased by EUR 675 million to EUR (311) million, from EUR 364 million for 2001.

     North America Operational income in North America for 2002 increased by EUR 63 million, or 11.7%, to EUR 600 million, from EUR 537 million for 2001. This increase was caused by higher interest results (mainly ING Direct USA and Canada), which was largely offset by lower results from financial transactions and lower income from securities and participating interests (in 2001 EUR 40 million gain on the sale of the US investment banking activities). Operating expenses decreased by EUR 143 million, or 19.8%, to EUR 579 million. This decrease was due to the sale of the US investment banking activities in April 2001, which was partly offset by higher expenses of ING Direct USA and the regional part of the restructuring provision. The addition to the provision for loan losses increased sharply by EUR 236 million, in part due to the provisioning for National Century Financial Enterprises. The operational result before taxation decreased by EUR 30 million to EUR (476) million, from EUR (446) million for 2001. In 2002 the ING Direct operations in the United States and Canada reported positive results for the full year.

     South America Operational income in South America for 2002 increased by EUR 13 million, or 5.5%, to EUR 251 million, from EUR 238 million for 2001. Higher interest results were largely offset by lower results from financial transactions . Despite the restructuring provision for international wholesale banking, operating expenses decreased by EUR 31 million due to cost containment actions. The addition to the provision for loan losses increased by EUR 27 million compared to the already high level in 2001, due to ongoing high Argentina provisioning. The operational result before taxation increased by EUR 17 million to EUR 41 million, from EUR 24 million for 2001.

     Asia In spite of the consolidation of ING Vysya Bank, operational income in Asia for 2002 decreased by EUR 40 million, or 8.4%, to EUR 436 million, from EUR 476 million for 2001. The decrease was mainly due to lower commission income. Operating expenses increased by EUR 24 million, or 6.6%, to EUR 389 million, entirely due to the Asian share of the restructuring provision for international wholesale banking and ING Vysya Bank. Compared to the release of country risk provisions in 2001, the addition to the provision for loan losses increased by EUR 91 million, but is still relatively low. As a result, the operational result before taxation decreased by EUR 155 million, or 80.3%, to EUR 38 million, from EUR 193 million for 2001.

     Australia Operational income in Australia for 2002 increased by EUR 52 million, or 94.5%, to EUR 107 million, due to an increase of EUR 54 million in net interest result (mainly ING Direct Australia). Operating expenses increased by EUR 4 million, or 7.8%, while the addition to the provision for loan losses decreased by EUR 14 million. The operational result before taxation improved by EUR 62 million to EUR 55 million, from EUR (7) million for 2001.

     Year ended December 31, 2001 compared to year ended December 31, 2000

     The Netherlands Operational income for 2001 increased by EUR 280 million, or 6.2%, to EUR 4,821 million, from EUR 4,541 million for 2000. The net interest result rose by EUR 266 million, or 9.1%, mainly due to a strong growth of the average balance sheet total. Commissions decreased by EUR 89 million, or 10.3%, mainly due to lower securities commissions. Other income increased by EUR 103 million, or 13.9%, compared to 2000. Operating expenses increased by EUR 119 million, or 3.9%. The addition to the provision for loan losses increased by EUR 79 million, as result of the worsened economic climate. The operational result before taxation increased by EUR 82 million, or 5.7%, to EUR 1,523 million, from EUR 1,441 million for 2000.

     Belgium Operational income for 2001 decreased by EUR 112 million, or 5.4%, to EUR 1,957 million, from EUR 2,069 million for 2000. This decrease was mainly due to the reclasification of Locabel and lower commissions (mainly securities commission). Operating expenses decreased by EUR 67 million, or 4.5%, mainly due to the effect of the reclassification of Locabel. The operational result before taxation increased by EUR 4 million, or 0.8%, to EUR 521 million, from EUR 517 million for 2000. This increase was mainly due to releases of the provision for loan losses in 2001.

     Rest of Europe Operational income for 2001 increased by EUR 227 million, or 8.1%, to EUR 3,018 million, from EUR 2,791 million for 2000. This increase is due to higher other income (EUR 315 million, mainly BHF-Bank and ING Baring Private Bank), higher interest (EUR 184 million, mainly BBL, ING Lease and BHF-Bank), which was partly offset by EUR 272 million lower commissions mainly caused by the downturn across the stock markets. Operating expenses increased by EUR 359 million to EUR 2,351 million, due to start-up costs at ING Direct in France, Spain and Italy, higher expenses at former CIB, BHF-Bank and in Central Europe, which was partly offset by lower expenses at BBL. The addition to the provision for loan losses increased by EUR 96 million, mainly due to higher risk costs of BHF- Bank and Bank Slaski. As a result, the operational result before taxation decreased by EUR 229 million, or 38.6%, to EUR 364 million, from EUR 593 million for 2000.

     North America Operational income in North America for 2001 decreased by EUR 502 million, or 48.3%, to EUR 537 million, from EUR 1,039 million for 2000. This decrease was, after the sale of the United States investment banking activities, mainly due to the downturn across the equity markets, resulting in substantially lower commissions and lower results on securities trading. Operating expenses decreased by EUR 400 million, or 35.7%, to EUR 721 million. This decrease was due, in part, to the sale of the United States investment banking activities, partly offset by start-up costs at ING Direct USA. The addition to the provision for loan losses increased by EUR 110 million, among others due, in part, to Enron provisioning. The operational result before taxation decreased by EUR 211 million to EUR (446) million, from EUR (235) million for 2000. Based on the measures taken already, ING expects an improvement of the result before taxation in 2002. In following years results should further improve as soon as ING Direct (USA) has reached its anticipated break-even point in 2003.

     South America Operational income in South America for 2001 decreased by EUR 33 million, or 12.2%, to EUR 238 million, from EUR 271 million for 2000, mainly due to lower interest results at former CIB (mainly Sao Paulo and Curaçao). The addition to the provision for loan losses increased by EUR 138 million, in part, due to Argentina provisioning, compared to a release of country risk provisions in 2000. The operational result before taxation decreased by EUR 147 million, or 86.0%, to EUR 24 million, from EUR 171 million for 2000.

     Asia Operational income in Asia for 2001 decreased by EUR 62 million, or 11.5%, to EUR 476 million, from EUR 538 million for 2000. The decrease was mainly due to lower securities commission (mainly at former CIB) reflecting the downturn across the stock markets. Operating expenses decreased by EUR 94 million, or 20.4%, to EUR 365 million, mainly due to former CIB operations. The addition to the provision for loan losses decreased by EUR 33 million mainly due to releases of country risk provisions (both in 2000 and 2001). As a result, the operational result before taxation increased by EUR 65 million, or 50.8%, to EUR 193 million, from EUR 128 million for 2000.

     Australia Operational income in Australia for 2001 increased by EUR 18 million, or 48.6%, to EUR 55 million, mainly due to an increase of EUR 22 million in net interest result (mainly ING Direct Australia). Operating expenses increased by EUR 7 million, or 15.0%, mainly due to expanding activities of ING Direct Australia. The operational result before taxation improved by EUR 2 million to EUR (7) million, from EUR (9) million for 2000.

LIQUIDITY AND CAPITAL RESOURCES

ING Groep N.V. is a holding company whose principal assets are its investments in the capital stock of its primary insurance and banking subsidiaries. The liquidity and capital resource considerations for ING Groep N.V., ING Insurance and ING Bank vary in light of the business conducted by each, as well as the insurance and bank regulatory requirements applicable to the Group in the Netherlands and the other countries in which it does business. ING Groep N.V. has no employees and substantially all of ING Groep N.V.’s operating expenses are allocated to and paid by its operating companies.

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt outstanding to third parties at December 31, 2002 was EUR 8,116 million, and at December 31, 2001 and 2000 was EUR 6,304 million and EUR 5,189 million, respectively. The EUR 8,116 million of debt outstanding at December 31, 2002 consisted of EUR 600 million principal amount of 6.5% perpetual subordinated debt securities issued in September 2001, US$ 800 million principal amount of 7.05% perpetual debt securities issued in July 2002, which have a balance sheet value of EUR 763 million, US$ 1,100 million principal amount of 7.20% perpetual debt securities issued in December 2002, which have a balance sheet value of EUR 1,049 million and EUR 5,704 million debentures . The detail with respect to the debentures is as follows:

Interest Rate (%)	Year of issue	Due date	Principal amount (EUR millions)
5.0	2001	May 3, 2006	1,000
6.125	2000	January 4, 2011	1,000
6.0	2000	August 1, 2007	750
5.5	2000	May 11, 2005	1,500
5.5	1999	September 14, 2009	1,000
7.125	1999	June 28, 2004	454

			5,704

At December 31, 2002, 2001 and 2000, ING Groep N.V. also owed EUR 367 million, EUR 837 million, EUR 443 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 367 million owed by ING Groep N.V. to ING Group companies at December 31, 2002, approximately EUR 77 million was owed to ING Insurance companies, EUR 299 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.

At December 31, 2002, 2001 and 2000, ING Groep N.V. had EUR 0 million, EUR 0 million and EUR 0 million, respectively, of available cash. Dividends paid to the Company by its subsidiaries amounted to EUR 1,604 million, EUR 1,499 million and EUR 1,319 million in 2002, 2001 and 2000, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 1,262 million, EUR 560 million and EUR 673 million were received from ING Insurance in 2002, 2001 and 2000, respectively; EUR 258 million, EUR 939 million and EUR 646 million were received from ING Bank in 2002, 2001 and 2000 respectively, and for 2002 EUR 84 million was received from other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 1,453 million, EUR 50 million and EUR 1,500 million in 2002, 2001 and 2000, respectively, of the amounts paid to the Company, EUR 1,453 million was received from ING Insurance in 2002, EUR 50 million and EUR 1,500 million were received from ING Bank in 2001 and 2000, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (i) paid-up capital and (ii) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

In addition to the restrictions in respect of minimum capital and capital base requirements that are imposed by insurance, banking and other regulators in the countries in which the Group’s subsidiaries operate, other limitations exist in certain countries. For example, the operations of the Group’s insurance company subsidiaries located in the United States are subject to limitations on the payment of dividends to their parent company under applicable state insurance laws. Dividends paid in excess of these limitations generally require prior approval of the Insurance Commissioner of the state of domicile.

ING Groep N.V. made dividend payments of EUR 21 million, EUR 21 million and EUR 21 million on its Preference shares and declared dividends of EUR 1,930 million, EUR 1,914 million and EUR 2,173 million on its Ordinary shares, in 2002, 2001 and 2000, respectively. Of the amounts paid as dividends on ING Groep N.V.’s Ordinary shares in 2001 and 2000 EUR 1,914 million and EUR 874 million, respectively, were paid in the form of cash dividends and the remainder was paid in the form of stock dividends. For the optional dividend 2002, payable in May 2003, the cash component is not yet known.

ING Group Consolidated Cash Flows

     Year ended December 31, 2002 compared to year ended December 31, 2001

Net cash provided by operating activities amounted to EUR 39,222 million for the year ended December 31, 2002, compared to EUR 23,424 million for the year ended December 31, 2001. The increase in cash flow generated through the funds entrusted to and debt securities of the banking operations of EUR 44,248 million was partly used for the lending portfolio. The cash flow employed in lending increased from a cash outflow of EUR 8,154 million in 2001 to a cash outflow of EUR 30,277 million in 2002. The cash outflow in respect of Lending in the year 2001 was impacted by the sale of the United States investment banking activities (effect approximately EUR 20 billion). The year 2002 reflects mainly a high level of advances regarding corporate lending and mortgages in the Netherlands as well as the growth in international (wholesale) banking.

Net cash used in investment activities in 2002 was EUR 26,556 million, compared to EUR 27,152 million in 2001, reflecting on balance higher investments in fixed-interest securities and lower investments in shares and property to diminish the sensitivity for market circumstances of the investment portfolio.

Net cash flow from financing activities was EUR 3,184 million in 2002, compared to EUR 5,283 million in 2001. The decrease of EUR 2,099 million in net cash flow from financing activities mainly reflects a decrease in the cash flow regarding bonds, loans contracted and deposits by reinsurers in 2002.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2002 of EUR 21,030 million, compared to EUR 4,681 million at year-end 2001, an increase of EUR 16,349 million from 2001 levels.

     Year ended December 31, 2001 compared to year ended December 31, 2000

Net cash provided by operating activities amounted to EUR 23,424 million for the year ended December 31, 2001, compared to EUR (2,278) million for the year ended December 31, 2000. The increase in cash flow generated through the funds entrusted to and debt securities of the banking operations of EUR 23,356 million was partly used for the lending portfolio. The cash flow employed in lending decreased from a cash outflow of EUR 45,404 million in 2000 to a cash outflow of EUR 8,154 million in 2001. The large cash outflow in respect of lending in the year 2000 reflects to a high level of advances regarding corporate lending and mortgages in the Netherlands, as well as a large increase in securities borrowing and lending outside the Netherlands, mainly caused by the favourable economic conditions. In the year 2001, the cash outflow employed in lending compared with the year 2000 decreased mainly because of the impact of the sale of the US investment banking activities (effect approximately EUR 20 billion) and a lower organic growth in securities borrowing.

Net cash used in investment activities in 2001 was EUR 27,152 million, compared to EUR 14,213 million in 2000, an increase of EUR 12,939 million, or approximately 91%. The decrease in cash used in investment activities was primarily due to higher disposals and redemptions of fixed-interest securities, while investments and advances in fixed-interest securities were higher.

Net cash flow from financing activities was EUR 5,283 million in 2001, compared to EUR 6,547 million in 2000. The EUR 1,264 million increase in net cash flow from financing activities mainly reflects the placements of preference shares of Group companies in 2000.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2001 of EUR 4,681 million, compared to EUR 3,486 million at year-end 2000, an increase of EUR 1,195 million from 2000 levels.

ING Insurance Cash Flows

The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments.

In the insurance industry, liquidity generally refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including its investment portfolio, in order to meet its financial commitments, which are principally obligations under its insurance or reinsurance contracts. The liquidity needs of the life operations of ING Insurance are generally affected by trends in actual mortality experience relative to the assumptions with respect thereto included in the pricing of its life insurance policies, by the extent to which minimum returns or crediting rates are provided in connection with its life insurance products, as well as by the level of surrenders and withdrawals. The liquidity of ING Insurance’s non-life operations is affected by the frequency and severity of losses under its policies, as well as by the persistency of its products. Future catastrophic events, the timing and effect of that are inherently unpredictable, may also create increased liquidity requirements for the non-life operations of ING Insurance.

Premium income and income from investments totaled EUR 52,284 million and EUR 919 million in 2002, EUR 49,800 million and EUR 3,079 million in 2001 and EUR 28,715 million and EUR 15,869 million in 2000, respectively. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims (including claims handling expenses) and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 41,597 million, EUR 7,576 million and EUR 1,304 million in 2002, EUR 42,065 million, EUR 7,694 million and EUR 1,286 million in 2001 and EUR 29,523 million, EUR 4,711 million and EUR 768 million in 2000, respectively.

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to the commercial paper, medium-term note and other credit facilities described below as additional sources of liquidity. ING

Insurance’s balance of cash and cash equivalents was EUR 3,221 million at December 31, 2002, EUR 1,534 million at December 31, 2001 and EUR 1,632 million at December 31, 2000, respectively.

Net cash provided by operating activities was EUR 10,567 million, EUR 12,232 million and EUR 11,168 million in 2002, 2001 and 2000, respectively.

Net cash used by ING Insurance in investment activities was EUR 8,583 million, EUR 17,706 million and EUR 14,616 million in 2002, 2001 and 2000, respectively.

Cash provided by ING Insurance’s financing activities amounted to EUR 61 million, EUR 5,495 million and EUR 3,806 million in 2002, 2001 and 2000, respectively.

     Capital Base Margins and Capital Requirements

The insurance operations of the insurance subsidiaries of ING Insurance are subject to detailed, comprehensive regulation in all the jurisdictions in which ING Insurance does business. In addition, EC directives have had and will have a significant impact on the regulation of the insurance industry in the EU, as such directives are implemented through legislation adopted within each member state, including the Netherlands.

Insurance companies in the Netherlands are supervised by the Dutch Insurance Supervisory Board. The Netherlands has adopted the EC Directives of 1973 and 1979, setting forth certain capital base requirements for non-life and life insurance companies, respectively. Such capital base requirements apply to all of the Group’s insurance subsidiaries in the EU. As a group of companies in the Netherlands may be engaged in both insurance and banking, the Dutch Central Bank and the Insurance Supervisory Board, in consultation with the Ministry of Finance, have entered into a protocol for the purpose of jointly regulating groups with interests in both banks and insurance companies. See “Item 4. Information on the Company - Regulation and Supervision.”

In the United States, since 1993, insurers, including the companies comprising ING Insurance’s U.S. operations, have been subject to risk based capital (‘RBC’) guidelines. See “Item 4. Information on the Company – Regulation and Supervision – Insurance – United States.”

As at December 31, 2002, the required capital base margin of the insurance companies of ING Group computed in accordance with these protocol directives amounted to EUR 8,718 million compared to EUR 9,845 million for 2001. The total capital and surplus of these companies was EUR 17,848 million as at December 31, 2002 compared to EUR 20,650 million for 2001.

ING Bank Cash Flows

The principal sources of funds for ING Bank’s operations are growth of the deposit base, private loans, repayments of loans, disposals and redemptions of investments, sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of trading portfolio securities, interest expense and administrative expenses. At December 31, 2002, 2001 and 2000, ING Bank had EUR 18,391 million, EUR 3,467 million and EUR 597 million, respectively, of cash and cash equivalents.

ING Bank’s operating activities had a EUR 30,100 million cash inflow for the year ended December 31, 2002, compared with an cash inflow of EUR 10,307 million for the year ended December 31, 2001, and a cash ouflow of EUR 12,128 million for the year ended December 31, 2000. The EUR 19,793 million increase in cash provided from operations from 2001 to 2002 was largely attributable to the increase of loans and advances and the decrease of trading portfolio which was partially offset by an increase in growth of funds entrusted. In the year 2002, the cash outflow employed in loans and advances compared with the year 2001 increased partly due to the consolidation of DiBa and Vysya Bank and a strong increase of reverse repurchases and corporate and residential mortgages.

On the other hand, the depreciation of most currencies against the euro had a negative effect on bank lending.

Savings accounts, as part of the funds entrusted, grew strongly in the year 2002 mainly because of increased thrift as a result of the uncertain economic climate.

The EUR 22,435 million increase in cash provided from operations from 2000 to 2001 was largely attributable to the decrease of loans and advances and the trading portfolio partly off set by an increase in growth of funds entrusted. In the year 2001 the cash outflow employed in loans and advances, compared with the year 2000, decreased mainly because of the impact of the sale of the United States investment banking activities with the effect of approximately EUR 20 billion and a lower organical growth in securities borrowing due to deteriorated economic conditions worldwide. Savings accounts, as part of the funds entrusted, grew strongly in the year 2001 mainly because of increased thrift as a result of the uncertain economic climate.

Net cash generated from investment activities was EUR 17,759 million cash outflow, EUR 8,657 million cash outflow and EUR 1,723 million cash outflow in 2002, 2001 and 2000, respectively, mainly reflecting the investment in interest-earning securities exceeding the dispositions and redemptions of interest-earning securities. Investment in interest-earning securities was EUR 70,273 million, EUR 68.522 million and EUR 32,380 million in 2002, 2001 and 2000, respectively. Dispositions and redemptions of interest-earning securities was EUR 52,537 million, EUR 59,921 million and EUR 31,335 million in 2002, 2001 and 2000, respectively.

Net cash flow from financing activities amounted to EUR 1,750 million, EUR 1,571 million and EUR 1,926 million in 2002, 2001 and 2000, respectively.

The operating, investment and financing activities described above resulted in a positive net cash flow of EUR 14,091 million in 2002 and a net cash flow of EUR 3,221 million and a negative net cash flow EUR 11,925 million in 2001 and 2000, respectively.

     Capital Adequacy

Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Regulations and Supervisory Practices (the ‘Basel Committee’) and implemented by the EU and the Dutch Central Bank for supervisory purposes.

The Dutch Central Bank, in conjunction with other bank supervisors, regards the risk asset ratio developed by the Basel Committee as a key supervisory tool and sets individual ratio requirements for banks in the Netherlands. This ratio was designed to meet the dual objectives of strengthening the soundness and stability of the international banking system and of creating a fair and consistent supervisory framework for international banks by means of an international convergence of capital measurement and capital standards. The technique involves the application of risk weightings to assets (which for this purpose includes both balance sheet assets and off-balance sheet items) to reflect the credit and other risks associated with broad categories of transactions and counterparties.

The Basel Committee guidelines set a minimum total risk asset ratio for all international banks of 8%. Bank capital adequacy requirements have also been established pursuant to EU directives. These directives, as implemented in the Netherlands, set forth capital standards similar to those of the Basel Committee guidelines.

In addition, the EC Capital Adequacy Directive (the “CAD”) became effective January 1, 1996. This directive establishes minimum capital requirements for banks and investment firms for market risks. The CAD is based on a proposal by the Basel Committee.

The risk asset approach to capital adequacy emphasizes the importance of Tier 1 (core) capital, comprising primarily Group equity, including Fund for general banking risks. In determining a bank’s risk asset ratio, the rules limit qualifying Tier 2 supplementary capital to an amount equal to Tier 1 capital. Tier 2 capital includes subordinated debt and fixed asset revaluation reserves.

The concept of risk weighting assumes that banking activities generally involve some risk of loss. For risk weighting purposes, commercial lendings are taken as a bench-mark to which a risk weighting of 100% is ascribed. Other transactions, which are considered to present lower levels of risk than commercial lending, may qualify for reduced weightings. Off-balance sheet items are generally converted to credit risk equivalents by applying credit conversion factors laid down by the Basel

Committee. The resulting amounts are then risk-weighted according to the nature of the counterparty. As a result, credit substitutes, such as standby letters of credit and acceptances, are allocated the same risk weightings as similar on-balance sheet lending, while transaction-related off-balance sheet items, such as performance bonds, are allocated a lower weighting in recognition of the smaller likelihood of loss from these instruments.

In the case of interest and exchange rate related contracts, the risks involved relate to the potential loss of cash flows rather than notional principal amounts. These risks are represented by the replacement cost (as defined by the Dutch Central Bank) of the contracts plus an add-on to reflect potential future volatility in replacement cost arising from movements in market rates.

The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of each of December 31, 2002, 2001 and 2000, in each case calculated under the Netherlands’ implementation of the relevant EC directives.

	Year ended December 31,
	2002	2001	2000
	(EUR million, other than percentages)
Risk-Weighted Assets	247,287	243,174	219,868
Consolidated group equity:
Tier 1 Capital	18,080	17,083	15,882
Tier 2 Capital	9,116	8,588	7,709
Tier 3 Capital	257	290	283
Supervisory deductions	(302)	(250)	(237)

Total qualifying capital	27,151	25,711	23,637
Tier 1 Capital Ratio	7.31%	7.03%	7.22%
Total Capital Ratio (Tier 1, 2 and 3)	10.98%	10.57%	10.75%

ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

Item 6. Directors, Senior Management and Employees

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management. The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the company, as well as to provide advice to the Executive Board. In the performance of their duties, the members of the Supervisory Board must serve the interests of ING Group and should not serve specific interests to the exclusion of other interests involved. Certain decisions of the Executive Board affecting ING Group as a whole – such as issuance or acquisition of shares, profit appropriation, major investments and capital expenditures and major changes in the working conditions of a substantial numbers of employees – require the approval of the Supervisory Board.

The members of the Executive Board are employees of ING Groep N.V. or one of its subsidiary companies, and are appointed by the Supervisory Board. Members of the Executive Board are appointed for an indefinite period. They retire by the end of the month in which they reach the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which they reach the age of 61 or 62.

The Supervisory Board appoints its own members. The Central Workers Council and the General Meeting of Shareholders have the right of objection and may recommend candidates. No employee of ING Group is eligible for appointment to the Supervisory Board. Members of the Supervisory Board are appointed for a term of four years and may be re-appointed for two terms. Members retire at the end of the annual General Meeting of Shareholders in the year in which they reach the age of 70, unless an exemption is granted by the Supervisory Board, in which case the Supervisory Board member concerned resigns no later than at the end of the annual General Meeting of Shareholders in the year in which he or she reaches the age of 72. For discussion of the proposed changes to the appointment process for members of the Supervisory and Executive Board, See “Item 4 – Information on the Company – Corporate Organization.”

Set forth below is certain information concerning the members of the Supervisory and the Executive Board of ING Groep N.V.

SUPERVISORY BOARD OF ING GROEP N.V.

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Cor Herkströter, chairman	1937	1998	2006	Former President and Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group. Member of the Board of Directors of BHP Billiton. Trustee of the International Accounting Standards Committee Foundation. Member of the Supervisory Board of DSM N.V. Member of the Supervisory Board of Hollandsche Beton Groep NV. Member of the Advisory Committee of Robert Bosch GmbH. Chairman of the Listing and Issuing Rules Advisory Committee of Euronext Amsterdam. Member of Advisory Committee KPMG Holding N.V. Chairman of the Public Advisory Council of the Tinbergen Institute. Professor of International Management, University of Amsterdam. Chairman of the Supervisory Council of the Erasmus University Rotterdam.

Mijndert Ververs, vice-chairman	1933	1994	2003	Former Chairman of the Executive Board of Wolters Kluwer N.V. (publishing). Chairman of the Supervisory Board of Getronics N.V. Vice-Chairman of the Supervisory Board of Océ N.V. Member of the Supervisory Board CSM N.V. Member of the Supervisory Board of Laurus N.V.

Lutgart van den Berghe	1951	1994	2003	Executive Director of the Vlerick Leuven Gent Management School. Professor of Corporate Governance at the University of Gent, Belgium. Member Supervisory Board of SHV-Holding. Member of the Board of CAPCO N.V. Member of the Supervisory Board of CSM N.V. Member of the Supervisory Board of KLM N.V. Member of the Board of the International Insurance Society.

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Luella Gross Goldberg	1937	2001	2005	Former member of the Board of Directors of ReliaStar Financial Corp. Former Acting President of the Wellesley College. Member of the Board of Directors of each of NRG Energy, Hormel Foods Corporation, TCF Financial Corporation and Communication Systems. Life Director of the Minnesota Orchestral Association.

Paul van der Heijden	1949	1995	2003	Rector-Magnificus and Professor of labor law and industrial relations at the University of Amsterdam. Member of the Supervisory Board of Nuon N.V. Member of the Supervisory Board of Pink Roccade N.V. Member of the Supervisory Board of Smit International N.V.

Aad Jacobs	1936	1998	2003	Former chairman of the Executive Board of ING Groep N.V. (retired in May 1998). Chairman of the Supervisory Board of Royal Dutch/Shell Group N.V. Chairman of the Supervisory Board of Johan Enschedé N.V. Chairman of the Supervisory Board of Imtech N.V. Vice-chairman of the Supervisory Board of VNU N.V. Member of the Supervisory Boards of each of IHC-Caland N.V., Bührmann N.V. and Euronext N.V.

Godfried van der Lugt	1940	2001	2005	Former chairman of the Executive Board of ING Groep N.V.(retired in May 2000) Member of the Supervisory Board of Grontmij N.V. Chairman of the Supervisory Board of Siemens Nederland N.V. Member of the Supervisory Board of Amsterdamse Maatschappij tot Stadsherstel N.V. Vice-chairman of the Advisory Board of Academisch Ziekenhuis Groningen (hospital).

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Paul Baron de Meester	1935	1998	2005	Former Member of the Board of Directors of BBL. Honorary chairman of Belgische Beton-maatschappij Besix-Betonimmo N.V. and Professor-Emeritus at the Leuven University, Belgium. Member of the Supervisory Boards of each of ETEX N.V. and Tessenderlo Group N.V. Member of the Board of I.C.C.

Johan Stekelenburg	1941	1997	2006	Former Chairman of The Confederation of The Netherlands Trade Union FNV. Mayor of Tilburg. Chairman of the Supervisory Board of Weekbladpers Groep (publishers). Member of the Supervisory Boards of each of Tennet N.V. (electricity transmission system operator), De Sluis Groep, N.V. KLM N.V. and DSM N.V.

Hans Tietmeyer	1931	2000	2003	Former President of the Deutsche Bundesbank. Member of the Board of Bank for International Settlements (Basel). Member of the Supervisory Boards of each of Depfa Bank ple, DWS (Deutsche Bank) BDO Auditing Company and Hauck & Aufhaüser.

Jan Timmer	1933	1996	2003	Former President and Chairman of the Executive Board and Group Council of Philips Electronics N.V. Member of the Supervisory Board of Royal Dutch/Shell Group N.V. Chairman of the Supervisory Board of PSV Eindhoven N.V.

Karel Vuursteen	1941	2002	2006	Former chairman of the Executive Board of Heineken N.V. Member of the Supervisory Boards of each of Gucci Group N.V. (Netherlands), AB Electrolux (Sweden), Randstad Holding N.V (Netherlands)and De Nederlandse Staatsloterij (Dutch Lottery).

Ms. Van den Berghe and Mr. Baron De Meester are of Belgian nationality. Ms. Goldberg is of American nationality, while Mr. Tietmeyer is of German nationality. The other members have the Dutch nationality.

After the Shareholders’ Meeting of April 15, 2003, Ms. Van den Berghe, as well as Mr. Ververs will retire as members of the Supervisory Board after having reached the maximum term. Mr. Tietmeyer will retire as a member of the Supervisory Board having reached the maximum statutory age of 72 years. Messrs. Dr. C.D. Hoffmann and W. Kok are proposed for appointment to the Supervisory Board. Mr.

Hoffmann, who was born in 1942 and is of German nationality was Chief Financial Officer of Robert Bosch GmbH. Mr. Kok who was born in 1938 and is of Dutch nationality, was Minister of Finance and Prime Minister of the Netherlands. Messrs. Van der Heijden, Jacobs and Timmer will be proposed for reappointment.

EXECUTIVE BOARD OF ING GROEP N.V.

Ewald Kist, Chairman
(Born 1944, Dutch nationality)

Ewald Kist joined Nationale-Nederlanden in 1969. From 1977 to 1986 he held positions in the general management of NN General, NN Life and NN International. In 1986 he was appointed President of NN-US Corporation in the United States. In 1989 he became a member of the general management of Nationale-Nederlanden for the Netherlands, of which he was appointed Chairman in 1991. Since 1993 he has been a member of the Executive Board of ING Group, of which he was appointed Vice-Chairman as of April 1, 1999. Ewald Kist was appointed Chairman of the Executive Board as of May 2, 2000.

Michel Tilmant, Vice-Chairman
(Born 1952, Belgian nationality)

Michel Tilmant started his career with Morgan Guaranty Trust Company in New York after completing his studies at the Catholic University of Louvain. In 1992 he joined Bank Brussels Lambert, where he was appointed Chairman of the Executive Board in 1997. After the acquisition of BBL by ING in 1998, he was appointed Chairman of the former Executive Committee ING Belgium. As of May 8, 1998, he was appointed a member of the Executive Board of ING Group and was appointed Vice-Chairman as of May 2, 2000. Since January 1, 2000, Michel Tilmant also holds the position of Chairman of the Executive Committee ING Europe.

Fred Hubbell
(Born 1951, American nationality)

Fred Hubbell was Chief Executive Officer (CEO) and President of the US life insurance company Equitable of Iowa, which was acquired by ING in mid-1997. He was general manager of ING Financial Services International North America and President and CEO of ING’s Retail Financial Services in the US from 1997 until the spring of 1999. In October 1999 he was appointed Chairman of the former Executive Committee ING Financial Services International. Since January 2000, Fred Hubbell has held the positions of Chairman of the Executive Committees of ING Americas and ING Asia/Pacific. He was appointed member of the Executive Board of ING Group on May 2, 2000.

Hessel Lindenbergh
(Born 1943, Dutch nationality)

In 1983, Hessel Lindenbergh joined NMB Bank. Until 1987, he was general manager of the domestic wholesale division. In 1987, he became Chairman of the general management of the international division. In 1992, he was appointed a member of the Executive Board of ING Bank. Since 1995 he has been a member of the Executive Board of ING Group. Together with Michel Tilmant, he held the position of Chairman of the Executive Committee of ING Europe until September 1, 2002. He will retire as of 1 July 2003, in which month he will reach the age of 60.

Cees Maas, Chief Financial Officer
(Born 1947, Dutch nationality)

After completing his degree in engineering physics and economics at the Erasmus University of Rotterdam in 1976, Cees Maas joined the Ministry of Finance. From 1986 to 1992 he was Treasurer-General. In July 1992, he joined ING Group and became a member of the Executive Board. In July 1996, Cees Maas was appointed Chief Financial Officer of the Executive Board.

Alexander Rinnooy Kan
(Born 1949, Dutch nationality)

Since 1977, Alexander Rinnooy Kan has held various positions with the Erasmus University of Rotterdam, of which he was appointed Rector-Magnificus in 1986. In 1991, he became President of the Federation of Netherlands Industry and Employers (VNO). After the merger in 1995 with the Netherlands Christian Employers’ Federation (NCW) to form the VNO-NCW Federation, until 1996 he remained President. In September 1996, Alexander Rinnooy Kan became a member of the Executive Board of ING Group. He is Chairman of the ING Asset Management Platform.

COMPENSATION OF DIRECTORS AND OFFICERS

Remuneration of the members of the Executive Board

ING’s remuneration policy for the members of the Executive Board is consistent with that for other senior executives within the Group. Its objectives are to attract and retain high-quality people and motivate them towards excellent performance, in accordance with ING’s strategic and financial goals. The remuneration of the Executive Board is determined by the Supervisory Board on the basis of a proposal of its Remuneration and Nomination Committee. The remuneration package consists of a base salary, a short-term performance-related cash bonus and a long-term incentive currently in the form of stock options. In order to maintain a competitive remuneration package, benchmarking against comparable companies is carried out regularly.

Currently, the Supervisory Board is reviewing the compensation structure and level for the Executive Board, because it believes that the current compensation package is no longer adequate and competitive. It has commissioned a report from an external consultant to advise on the future Executive Board reward strategy. Key recommendations in this report include that variable (performance-driven) rewards should be more strongly emphasized over fixed pay and benefits. Short-term incentives should be linked to a combination of targeted financial and non-financial drivers and not solely to growth in earnings per share (EPS) while long-term incentives should be linked to long-term drivers and sustained shareholder value creation. The long-term incentives should be realised through a combination of stock options and shares in ING Group. In the near future, the Supervisory Board expects to complete its review and to put a compensation philosophy in place that will guide Executive Board rewards from 2003 onwards and be applied, as appropriate, to the reward structure of other senior executives in the Group.

     Base salary

The base salaries are currently reviewed every two years against developments in the market. It was decided not to change the base salaries for 2002 compared with 2001. The base salaries of the non-Dutch Executive Board members are related to their respective home-country practices.

     Short-term and long-term incentive

The variable remuneration of the Executive Board is currently linked to the growth in earnings per share (EPS) of ING Group as an objective measurable criterion and to the collective and individual performance of the members of the Executive Board. The EPS part of the formula currently in place would result in zero variable payment with respect to 2002.

The Supervisory Board used its discretionary power to set the variable component over 2002 as follows: No (short-term) cash bonus will be granted, and the Executive Board members will receive – as a long-term incentive – 35,000 stock options (same level for 2001). In addition, the Supervisory Board adopted a conditional share-award policy pursuant to which the Executive Board members may be granted a number of conditional share awards in ING Group in 2003 out of a total pool of 50,000 ING shares made available for this purpose, by way of a long-term incentive remuneration in respect of 2002. The Supervisory Board has the intention to award on or about May 16, 2003, 7,000 Conditional Share Awards per Member of the Executive Board out of this pool. If granted, the Executive Board members must hold the conditional shares for a minimum period of two years from the grant date, and they will lapse in case the member concerned will leave the employ of the company (other than through a scheduled retirement) within this period. The terms of this arrangement and the grant date are subject to regulatory and compliance restrictions. See “- Share options” for a discussion of all options that have been granted in 2003.

     Pensions

The pensions of the Dutch members of the Executive Board are based on defined benefit plans, which are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V. Members of the Executive Board retire by the end of the month in which they reach the age of 60. By mutual agreement, the retirement date can be extended to the end of the month in which they reach the age of 61 or 62. Their prospective pensions amounts to a maximum of 60% of their base salaries. Just as for the other ING employees in the Netherlands, the pension rights of the members of the Executive Board are free of premium. The non-Dutch members of the Executive Board have a pension plan related to their home-country practices.

Remuneration of the Executive Board.

	2002	2001
	Amounts in thousands of euros
Periodic remuneration
Base salary	4,942	5,021
Profit sharing and bonus
Short-term performance-related bonus	0	697
Remuneration payable in the future
Pension costs (premiums paid)	1,098	1,107

	6,040	6,825

	number of options
	2002	2001
Profit sharing and bonus
Long-term incentives	210,000	210,000

Remuneration of the individual members of the Executive Board.

	Long-term incentives(1)
		Short-
		term
		perfor-
		mance	Market
	Base	related	value	Number of	Pension
2002	salary	bonus	options	options	costs
	amounts in thousands of euros
Members of the Executive Board
Ewald Kist	708	0	139	35,000	180
Michel Tilmant	1,090	0	139	35,000	262
Fred Hubbell	1,374	0	139	35,000	0
Hessel Lindenbergh	590	0	139	35,000	203
Cees Maas	590	0	139	35,000	224
Alexander Rinnooy Kan	590	0	139	35,000	229

	4,942	0	834	210,000	1,098

(1)	As part of the long-term incentives the members of the Executive Board may also be granted a number of conditional share awards in ING Group in 2003 out of a total pool of 50,000 ING shares made available for this purpose.

	Long-term incentives
		Short-
		term
		perfor-
		mance	Market
	Base	related	value	Number of	Pension
2001	salary	bonus	options	options	costs
	thousands of euros
Members of the Executive Board
Ewald Kist	708	94	238	35,000	182
Michel Tilmant	1,090	177	237	35,000	264
Fred Hubbell	1,453	192	238	35,000	0
Hessel Lindenbergh	590	78	238	35,000	208
Cees Maas	590	78	238	35,000	225
Alexander Rinnooy Kan	590	78	238	35,000	228

	5,021	697	1,427	210,000	1,107

Loans and advances to the members of the Executive Board.

	Amount			Amount
	outstan-	Average		outstan-	Average
	ding	interest		ding	interest
	Decem-	rate	repay-	Decem-	rate	repay-
	ber 31	2002	ments	ber 31	2001	ments
	thousands of euros
Members of the Executive Board
Ewald Kist	862	5.6%		862	5.6%
Hessel Lindenbergh	358	5.1%		358	5.1%
Cees Maas	461	5.6%	17	478	5.6%	16
Alexander Rinnooy Kan	889	3.5%		889	3.8%

	2,570	4.8%	17	2,587	4.9%	16

No loans and advances have been granted to other members of the Executive Board. All of the foregoing loans and advances were granted prior to June 30, 2002 and have not been materially modified during 2002.

     Share options

Information on the options outstanding and the movements during the financial year of options granted to the members of the Executive Board as at December 31, 2002 is set forth in the table below.

	Number of options
	Outstan-			Outstan-		Share
	ding as at			ding as at		price at
	December	Granted	Exercised	December	Exercise	exercise
	31, 2001	in 2002	in 2002(1)	31, 2002	price	date	Expiry date
					Amounts in euros

Ewald Kist	100,000		100,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Michel Tilmant	50,000			50,000	26.10		May 28, 2004
	20,000			20,000	28.30		Apr 3, 2005
	30,000			30,000	28.68		Apr 3, 2005
	30,000			30,000	35.26		Mar 15, 2006
	20,000			20,000	35.80		Mar 15, 2006
		21,000		21,000	29.39		Mar 11, 2012
		14,000		14,000	29.50		Mar 11, 2012
Fred Hubbell	50,800			50,800	31.85		May 26, 2003
	40,000			40,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Hessel Lindenbergh	100,000		100,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Cees Maas	100,000		100,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Alexander Rinnooy Kan	34,000		34,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
(1)	Exercised at expiry date.

In 2003, 35,000 options with a term of ten years and vesting after three years were granted to each member of the Executive Board relating to the financial year 2002 (2001: 35,000). The exercise price of these options is EUR 12.65 which was the Euronext Amsterdam Stock Market opening price of the ING Group share on March 3, 2003.

ING Group shares held by members of the Executive Board

As of December 31, 2002, Fred Hubbell (including his immediate family members) held 1,050,000 ING Group ADR’s (2001: 1,053,000) of which 405,000 (2001: 405,000) are held in a trust. No other members of the Executive Board (including their immediate family members) held ING Group shares.

Remuneration Supervisory Board

In 2002, the remuneration of the members and former members of the Supervisory Board amounted to EUR 0.6 million (2001: EUR 0.6 million). The remuneration of each of the chairman and vice-chairman amounted to EUR 68,100. The other members received a remuneration of EUR 38,600. As well as a remuneration of EUR 1,800 for each Committee of the Supervisory Board of which they are a member.

Remuneration of the members and former members of the Supervisory Board.

	2002	2001
	amounts in thousands of euros
Members of the Supervisory Board
Cor Herkströter	68	68
Mijndert Ververs	68	68
Lutgart van den Berghe	41	40
Luella Gross Goldberg(1)	39	29
Paul van der Heijden	40	40
Aad Jacobs	41	40
Godfried van der Lugt(1)	39	29
Paul Baron de Meester(2)	48	48
Johan Stekelenburg	39	39
Hans Tietmeyer	39	39
Jan Timmer	40	40
Karel Vuursteen(3)	29

	531	480
Former Members of the Supervisory Board
Jan Berghuis	55	40
Jan Kamminga	51	39

	637	559

(1)	Member as of 18 April 2001.

(2)	Including a compensation to match his former remuneration as a member of the BBL Supervisory Board.

(3)	Member as of 17 April 2002.

As of December 31, 2002, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average interest rate of 4.7%. This amount concerns a loan to Aad Jacobs. No loans and advances were outstanding to other members of the Supervisory Board. As of 2001, the total amount of outstanding loans and advances to members and former members of the Supervisory Board was EUR 4.6 million at an average interest rate of 5.4%.

As at December 31, 2002, two members of the Supervisory Board held option rights that were granted in earlier years when they were members of the Executive Board, specified in the table on the next page.

Information with respect to the options outstanding and the movements during the financial year of option rights held by members of the Supervisory Board as at December 31, 2002.

		Number of options
	Outstan-		Outstan-		Share
	ding as at		ding as at		price at
	December	Exercised	December	Exercise	exercise
	31, 2001	in 2002(1)	31, 2002	price	date	Expiry date
				Amounts in euros
Aad Jacobs	118,000	118,000		17.72	28.60	May 1, 2002
	50,000		50,000	31.85		May 26, 2003
	20,840		20,840	25.87		May 28, 2004
Godfried van der Lugt	108,000	108,000		17.72	28.60	May 1, 2002
	50,000		50,000	31.85		May 26, 2003
	50,000		50,000	25.87		May 28, 2004
	50,000		50,000	28.68		Apr 3, 2005

(1)	Exercised at expiry date.

     Share ownership

ING Group shares(1) held by members of the Supervisory Board.

	2002	2001
Members of the Supervisory Board(2)
Cor Herkströter	1,616	1,616
Lutgart van den Berghe	886	886
Luella Gross Goldberg	6,000	6,000
Paul van der Heijden	1,716
Aad Jacobs		1,890
Paul Baron de Meester	4,970	4,970
Karel Vuursteen	1,510

	16,698	15,362

(1)	ING Group shares of immediate family members included. No other members of the Supervisory Board (including their immediate family members) hold ING Group shares.

(2)	Other than Luella Gross Goldberg, all members of the Supervisory Board hold Bearer Receipts. Luella Gross Goldberg holds ADRs.

Stock Option Plan

ING Group has granted option rights on ING group shares to a number of senior executives (members of the Executive Board and the Executive Committees, general managers and other officers nominated by the Executive Board), to all ING Group staff in the Netherlands and to a considerable number of employees outside the Netherlands. The purpose of the option scheme, apart from promoting the lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.

ING Group purchases, directly or indirectly, its own shares at the time options are granted in order to fulfill the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned. The purpose of this policy is to avoid an increase in the number of shares, causing a dilution of the net profit per share. As at December 31, 2002, 28.4 million ING shares were held in connection with the option plan, and as a result, all granted option rights were hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour.

The option rights are valid for a period of five or ten years. Option rights which are not exercised within this period lapse. Each year, the ING Group Executive Board will make a decision as to whether the option scheme is to be continued and, if so, to what extent. Option rights granted will remain valid (until expiry date) even if the option scheme is discontinued. The option rights are subject to certain conditions, including a certain continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Group shares at the date on which the options are granted.

BOARD PRACTICES

Payments on Termination

Upon retirement, a member of the Supervisory Board will not become eligible to receive any employee benefits, other than those they are entitled to as a result of their employment on the Executive Board.

Committees

In 2002, the Supervisory Board decided to create a Corporate Governance Committee in addition to its present Committees: the Audit Committee and the Remuneration and Nomination Committee. All Committees will – by nature – be totally independent of ING. Each of these committees will have its own charter (drafted to comply with applicable regulation, like the US Sarbanes-Oxley Act), which includes its rights and obligations.

     Audit Committee

The Audit Committee consists of four members and meets at least four times a year. The Committee consists of Mijndert Ververs (chairman), Lutgart van den Berghe, Aad Jacobs and Paul Baron de Meester. After the Shareholders’ Meeting of 15 April 2003 Mr. Ververs and Ms. Van den Berghe will retire. It is expected that Messrs. Hoffmann and Timmer will be appointed as new members. Mr. Jacobs will become the new chairman. The Audit Committee advises the Supervisory Board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to- date information on its financial position and that the Group’s published financial statements represent a true and fair reflection of this position. It also advises the Supervisory Board in ensuring that appropriate accounting policies, internal controls, and compliance procedures are in place. The auditors normally attend its meetings, as does the head of Corporate Control & Finance and the internal auditor.

     Remuneration and Nomination Committee

The Remuneration and Nomination Committee meets at least two times a year. It consists of three members – Cor Herkströter (chairman), Paul van der Heijden and Jan Timmer. The Committee advises the Supervisory Board on compensation policies and the composition of the Supervisory Board and Executive Board. The committee advises the Supervisory Board, with the benefit of advice from external consultants, on the compensation packages of the members of the Executive Board and the Supervisory Board.

     Corporate Governance Committee

The newly established Corporate Governance Committee will meet at least once a year and consists of three members. The current members are Cor Herkströter (chairman), Luella Gross Goldberg, Paul van der Heijden and Jan Timmer. The primary tasks of the Corporate Governance Committee will be to perform an annual evaluation of ING’s corporate governance as a whole and the governance of the Executive Board, to make proposals to the Supervisory Board and to the Annual General Meeting for improvements and to ensure that the corporate governance of ING as a whole and the policy on which its is based is fully transparent and communicated in the Annual Report and to the Annual General Meeting.

EMPLOYEES

The number of staff employed on a full time equivalent basis of ING Group averaged 113,056 in 2002, of which approximately 34,000, or 30%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over the past three years was as follows (average full time equivalents):

	Insurance operations			Banking operations			Totals
	2002	2001	2000	2002	2001	2000	2002	2001	2000
The Netherlands	11,706	11,096	11,492	22,639	23,473	23,311	34,345	34,569	34,803
Belgium	1,440	1,455	1,418	12,072	12,584	12,075	13,512	14,039	13,493
Rest of Europe	3,821	3,853	3,492	20,155	19,203	18,332	23,976	23,056	21,824
North America	21,441	19,545	10,281	2,096	2,082	2,828	23,537	21,627	13,109
South America	5,867	7,261	2,201	438	610	658	6,305	7,871	2,859
Asia	5,829	5,665	1,644	3,287	2,376	2,211	9,116	8,041	3,855
Australia	1,763	2,352	2,362	427	363	256	2,190	2,715	2,618
Other	—	—	—	75	80	89	75	80	89

Total	51,867	51,227	32,890	61,189	60,771	59,760	113,056	111,998	92,650

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 2,147 in 2002, 1,019 in 2001 and 973 in 2000. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the four Executive Centers was as follows for each of the years 2002, 2001 and 2000:

	2002	2001	2000
ING Europe	63%	65%	77%
ING Americas	23	23	13
ING Asia / Pacific	8	7	4
ING Asset Management	5	4	5
Other(1)	1	1	1

	100%	100%	100%

(1) Mainly central staff departments

Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions

As of December 31, 2002, Stichting Administratiekantoor ING Groep (the “Trust”) held 1,991,847,194 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description. On January 16, 2003, ING Groep N.V. announced a proposal to change its corporate governance structure. The consequences of this proposal (the “Proposal”), are discussed in connection with the existing situation. This Annual Report is only a summary, and the Proposal is subject to approval by the General Meeting of Shareholders. The description of the Proposal does not purport to be complete. For discussion of the key portions of the Proposal, See “Item 4 – Information on the Company – Corporate Organization.”

As of December 31, 2002, there were 84,483,903 ADSs outstanding, representing an equal number of Bearer receipts. The ADSs were held by 824 record holders. Because certain of the ADSs were held by brokers or other nominees and the Bearer Depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

Bearer receipts, which are negotiable instruments under Netherlands law, are issuable by the Trust pursuant to the terms of the Trust Agreement. Each Bearer receipt represents financial interests in one Ordinary share held by the Trust, as described herein. Holders of Bearer receipts (including those Bearer receipts for which ADSs have been issued) do not have any voting rights with respect to the Ordinary shares underlying the Bearer receipts owned by the Trust. Such rights belong only to the Trust and will be exercised by the Trust pursuant to the terms of the Trust Agreement. Bearer depositary receipts are also issued by the Trust for Preference shares.

The Bearer receipts are in the form of bearer ‘Centrum voor Fondsenadministratie’ certificates (“CF Certificates”), with a dividend sheet without coupons or talons. The Centrum voor Fondsen-administratie provides central administration for the dividend sheets of the CF Certificates. The dividend sheets of CF Certificates, which do not trade separately from the CF Certificates, must be held by an eligible custodian. Transfer of title in the Bearer receipts in the form of CF Certificates together with the dividend sheet is effected by book-entry through the facilities of the Netherlands Central Institute for Securities Book-Entry Transactions (“NECIGEF”) and its participants pursuant to the Netherlands Act on book-entry transactions (“Wet giraal effectenverkeer”). Owners of Bearer receipts participate in the NECIGEF system by maintaining accounts with NECIGEF participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.

Voting of the Ordinary shares by holders of Bearer receipts as proxy of the Trust

Holders of Bearer receipts are entitled to attend and speak at general meetings of shareholders of ING Groep N.V. but do not have any voting rights.

However, the Trust will, except for extra-ordinary circumstances and subject to certain restrictions, grant a proxy to a holder of Bearer receipts to the effect that such holder may, in the name of the Trust, exercise the voting rights attached to the number of its Ordinary shares that corresponds to the number of Bearer receipts held by such holder of Bearer receipts. According to the Proposal, the exception for extra-ordinary circumstances will be deleted.

On the basis of such a proxy, the holder of Bearer receipts may vote according to his own discretion. The requirements with respect to the use of the voting rights on the Ordinary shares that apply for the Trust (set out in the paragraph below) do not apply for the holder of Bearer receipts voting on the basis of such a proxy.

The restrictions under which the Trust will grant a voting proxy to holders of Bearer receipts are:

•	the relevant holder of Bearer receipts must have deposited his Bearer receipts no later than on the 2nd stock exchange day before the day of the general meeting of shareholders observing the provisions laid down in the articles of association of ING Groep N.V.; according to the Proposal, the relevant holder of Bearer receipts must have announced his intention to attend the general meeting of shareholders observing the provisions laid down in the articles of association of ING Groep N.V.;

•	the number of Ordinary shares to which the voting proxy relates will not exceed one percent of the total issued ordinary share capital of ING Groep N.V. This percentage will be reduced by the percentage of the ordinary share capital of ING Groep N.V. that is held by the relevant holder of Bearer receipts himself in form of (registered) Ordinary shares; according to the Proposal, this restriction will be deleted;

•	the relevant holder of Bearer receipts may not delegate the powers conferred upon him by means of the voting proxy; according to the Proposal, delegation will be permitted, provided that the relevant holder of Bearer receipts has announced his intention to do so to the Trust observing a term before the commencement of the general meeting of shareholders, which term will be determined by the Trust.

The extra-ordinary circumstances under which the Trust may refrain from issuing a voting proxy or may withdraw voting proxies already issued (to be deleted according to the Proposal) are:

•	anyone has made, has announced or is preparing, without the consent of ING Groep N.V., a public offer for all or a part of the shares or the bearer depositary receipts of ING Groep N.V.;

•	anyone has deliberately violated, insofar as applicable, his legal obligation to report his voting power in ING Groep N.V.;

•	anyone intends to effect a merger, as referred to in article 6 of the SER Merger Regulation 2000, by means of an acquisition of bearer depositary receipts of ING Groep N.V. in stages via any stock exchange; and

•	anyone (exclusive of the Trust) has acquired a number of ordinary shares or preference shares or bearer depositary receipts of such shares, respectively, which exceeds one third of the share capital issued in the form of ordinary shares or preference shares, respectively.

Voting instructions of holders of Bearer receipts of Ordinary shares to the Trust

Holders of Bearer receipts are not entitled to give binding instructions to the Trust concerning the Trust’s exercise of the voting rights attached to its Ordinary shares, although, whenever the Trust deems necessary or desirable, the Trust may consult holders of Bearer receipts to the degree and subject to such terms and conditions it considers appropriate.

According to the Proposal, Holders of Bearer receipts are entitled to give binding instructions to the Trust, concerning the Trust’s exercise of the voting rights attached to its Ordinary shares. The Trust will follow such instructions for a number of Ordinary shares equal to the number of Bearer receipts held by the relevant holder of Bearer receipts.

Voting of the Ordinary shares by the Trust

The Trust is required, under the terms of the Trust Agreement to make use of the voting rights associated with the Ordinary shares of ING Groep N.V. in such a manner that the interests of ING Groep N.V., the enterprises sustained by ING Groep N.V. and the companies affiliated as a group with ING Groep N.V. are served in such a way that:

•	the interests of ING Groep N.V. and of those enterprises and all parties concerned are safeguarded as well as possible; and

•	influences which could violate the independence, the continuity or the identity of ING Groep N.V. and those enterprises, contrary to the aforementioned interests, are barred to the greatest extent possible.

According to the Proposal, the Trust will only determine its vote with respect to the Ordinary shares of ING Groep N.V., held by the Trust, that correspond with Bearer receipts:

•	the holder of which does not, either in person or by proxy, attend the general meeting of shareholders;

•	the holder of which, did not give a voting instruction to the Trust.

For the Ordinary shares for which the Trust may determine its vote, the Trust is required, under the terms of the Trust Agreement, to make use of the voting rights associated with these Ordinary shares, in such a manner that the interest of holders of Bearer receipts and the interests of holders of shares of ING Groep N.V. be served, taking into account the interests of (i) ING Groep N.V., (ii) the enterprises sustained by ING Groep N.V. and the companies affiliated as a group with ING Groep N.V, and (iii) all other parties connected with ING Groep N.V., in such a way that all these interests be balanced and safeguarded.

Administration of the Trust

Pursuant to the terms of its Articles of Association, the Trust is administered by a Management Board (the “Management Board”), that consists of seven members. Two members of the Management Board (each a “Managing Director-A”) are appointed by the ING Groep N.V.’s Supervisory Board from among its members. The other five members of the Management Board (each a “Managing Director-B”, and together with Managing Directors-A, the “Managing Directors”) are appointed by the Management Board itself, subject to the approval of the Executive Board of ING Groep N.V. According to the Proposal, the Management Board will determine the number of its members itself, subject to the restriction that there may be no more members than seven and no less than three. Managing Directors will be appointed by the Management Board itself without any approval from ING Groep N.V. or any of its corporate bodies being required. Members of any corporate body of ING Groep N.V. are no longer eligible for appointment as a Managing Director.

Managing Directors are appointed for terms of three years and may be reappointed.

Valid resolutions may be passed only if at least one Managing Director-B is present or represented and all Managing Directors have been duly notified, except that in a case where there is no such notification valid resolutions may nevertheless be passed by unanimous consent at a meeting at which all Managing Directors are present or represented. A Managing Director may be represented only by a fellow Managing Director who is authorized in writing. All resolutions of the Management Board shall be passed by an absolute majority of the votes.

The legal relationship between holders of Bearer receipts and the Trust is governed entirely by Netherlands law.

Termination of the Trust

Should the Trust be dissolved or wish to terminate its function under the Trust Agreement, or should ING Groep N.V. wish to have such function terminated, ING Groep N.V. shall, in consultation with the Trustee and with the approval of the meeting of holders of Bearer receipts, appoint a successor to whom the administration can be transferred. The successor shall have to take over all commitments under the Trust Agreement. Within two months of the decision to dissolve or terminate the Trust, the Trust shall have the shares which it holds for administration transferred into its successor’s name. Upon surrender of the Bearer receipts, the successor shall issue to holders of Bearer receipts new or altered Bearer receipts which shall be signed by the successor. In no case shall the administration be terminated without ING Groep N.V.’s approval.

Holders of depositary receipts with a stake of 5% or more

According to filings under the Dutch Act on the Disclosure of Significant Interests, only three shareholders held more than 5% of the Bearer receipts of ING Groep N.V. as of December 31, 2002. They were ABN AMRO, Aegon and Fortis. To the best of our knowledge, there are no other shareholders who own a more than 5% interest in Bearer receipts of ING Groep N.V. Because shareholders are permitted to report their cumulative holdings of Bearer Receipts and are not required to separately identify which are with respect to preferred shares and which are with respect to ordinary shares, we are not able to accurately identify holders who own more than a 5% interest in Bearer Receipts for ordinary shares.

The following table sets forth the share ownership of each 5% holder of ING shares.

	Number of Bearer Receipts	% of Outstanding Bearer
Shareholder	in millions(1)	Receipts(1)
ABN AMRO Holding N.V.	102	5.12
AEGON N.V.	125	6.25
Fortis Utrecht N.V.	123	6.15

(1)	This information is based upon filings made under the Dutch Act on the Disclosure of Significant Interests and may not be accurate as of the date hereof.

Under the Dutch Act on the Disclosure of Significant Interests, shareholders are not required to provide updated information or make regular additional filings. As a result, we are not, nor would we be likely to be, aware of any significant changes in the ownership of ING Groep N.V. Bearer receipts.

None of these major shareholders possesses voting rights different from those possessed by other shareholders. Except as provided below with respect to shareholders who are not natural persons, the voting rights of the majority of ING ordinary shares are held by the Trust. As of December 31, 2002, shareholders in the Netherlands held approximately 381 million Bearer receipts, or 22% of the total number of Bearer receipts then outstanding. As of December 31, 2002, shareholders in the United States held approximately 383 million Bearer Receipts (including ADSs), or 22% of the total number of Bearer receipts then outstanding.

As of December 31, 2002, other than the Trust, no other person is known to the Company to be the owner of more than 10% of the Ordinary shares or Bearer receipts. As at December 31, 2002, members of the Supervisory Board held 16,698 ING Group Bearer receipts and 457 ING Group warrants. If Supervisory Board members hold ING options that were granted in their former capacity as member of the ING Executive Board, these options are part of the ING Stock option plan described in Note 3.2.3. of the Notes to the Consolidated Financial Statements.

Related Party Transactions

As of December 31, 2002, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was EUR 1.6 million, at an average interest rate of 4.7%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.6 million, at an average interest rate of 4.8%. The largest aggregate amount of such loans and advances outstanding during 2002 was EUR 1.8 million.

The loans and advances mentioned in the preceding paragraph (i) were made in the ordinary course of business, (ii) were granted on conditions that are comparable to those of loans and advances granted to people in peer groups and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features. For the members of the Supervisory Board this means that the conditions have been set according to prevailing commercial conditions. For members of the Executive Board this means that the conditions have been set according to the prevailing conditions for ING personnel.

As described under “Item 6. Directors, Senior Management and Employees,” some members of the Supervisory Board are current or former senior executives of leading multi-national corporations based primarily in The Netherlands. ING Group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which we believe are no less favorable to ING than those reached with unaffiliated parties of comparable creditworthiness.

Item 8. Financial information

Legal Proceedings, Consolidated Statements and Other Financial Information

See item 18, “Financial Statements” on pages F-1 through F-131.

ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, management does not believe that their outcome will have a material adverse effect on the Group’s financial position or results of operations.

As of December 31, 2002, the revaluation reserve of ING Group for equity securities was EUR 0.6 billion (after tax). Due to a further decline of the stock markets, which was partly offset by hedging transactions with respect to the equities securities portfolio up to an amount of approximately EUR 4 billion (as of March 10, 2003), the revaluation reserve is EUR 0.7 billion negative (after tax) as of March 10, 2003 based upon the opening values on the Amsterdam Stock Exchange.

The ratio of available capital versus required capital of ING Verzekeringen N.V. decreased from 169%

at December 31, 2002 to approximately 157% at March 10, 2003; still well above the regulatory required capital.

Over the past few years in Europe and, increasingly in the United States, considerable public attention has been directed to the full restoration of property rights to victims of the Holocaust. In August, 1998 an association of European insurers and U.S. insurance regulators, the International Commission on Holocaust Era Related Insurance Claims (the ‘Eagleburger Commission’), was established to assist in addressing Holocaust era insurance claims. The Dutch Association of Insurers (of which ING is a member) is a member of this Commission.

Meanwhile in 2002 an agreement was concluded between Belgian financial institutions and the Jewish community concerning Holocaust-related matters. ING subsidiaries in Belgium participated in this agreement.

DIVIDENDS

ING Groep N.V. has declared and paid dividends each year since its formation in 1991. Each year, a final dividend in respect of the prior year is generally declared at and paid after the annual General Meeting of Shareholders generally held in April or May of each year. An interim dividend is generally declared and paid in September, based upon the results for the first six months. The declaration of interim dividends is subject to the discretion of the Executive Board of ING Groep N.V., whose decision to that effect is subject to the approval of the Supervisory Board of the Company. The Executive Board decides, subject to the approval of the Supervisory Board of ING Groep N.V., which part of the annual profits (after payment of dividends on Preference shares and Cumulative Preference shares) will be added to the reserves of ING Groep N.V. The part of the annual profits that remains after this addition to the reserves and after payment of dividends on Preference shares and Cumulative Preference shares is at the disposal of the General Meeting of Shareholders, which may declare dividends therefrom and/or add additional amounts to the reserves of ING Groep N.V. A proposal of the Executive Board with respect thereto is submitted to the General Meeting of Shareholders. The declaration and payment of dividends and the amount thereof is dependent upon the Company’s results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Executive Board in determining the appropriate amount of reserves and there can be no assurance that the Company will declare and pay any dividends in the future.

ING Groep N.V. has historically provided shareholders with the option of receiving dividends either in cash or in the form of additional Ordinary shares. Until the final dividend for the year 1998 (paid in May 1999), if a shareholder opted to receive the dividend in cash, Ordinary shares were consequently not issued to such shareholder but were sold by ING Groep N.V. on the open market in the form of Bearer receipts. Beginning with the interim dividend for 1999, ING changed its dividend policy, and will only issue new shares for its shareholders that have opted to receive a stock dividend.

At the end of 2000 ING announced that starting with the final 2000 dividend, dividends will be paid in cash only. This decision was based on two reasons: First, it will prevent dilution, and second, the tax benefit for individual shareholders in the Netherlands resulting from the stock dividend choice no longer applied as a result of the Income Tax Act that was effective from January 1, 2001.

In order to further strengthen the capital base, ING will propose to the Annual General Meering of Shareholders on April 15, 2003 to approve the reintroduction of the option of receiving dividends either in cash or in the form of additional Ordinary shares. If a shareholder opts to receive the dividend in cash, Ordinary shares will be issued but not to such shareholders. These will be sold by or on behalf of ING Groep N.V. on the open market in the form of Bearer receipts. Shareholders will have five AEX stock-exchange days, beginning with the ex-dividend date, to indicate their preference for dividend payment in cash or in (bearer receipts for) Ordinary shares. The exact value of the (interim) dividend in (bearer receipts for) Ordinary shares will be established based on the weighted average price of ING shares on the AEX during this five-day period. Based on this price, ING will determine the value difference between the payment in shares and the payment in cash. The payment in shares can be slightly higher than the payment in cash. ING has deliberately chosen this five-day period for the value determination in order to avoid being dependent on chance price fluctuations of ING shares on one particular day.

Cash distributions on ING Groep N.V.’s Ordinary shares and Bearer receipts are generally paid in euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the Bearer receipts are trading. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the Ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

If a distribution by ING Groep N.V. consists of a dividend in Ordinary shares, such Ordinary shares will be held by the Trust, and the Trust will distribute to the holders of the outstanding Bearer receipts, in proportion to their holdings, additional Bearer receipts issued for the Ordinary shares received by the Trust as such dividend. In the event the Trust receives any distribution with respect to Ordinary shares held by the Trust other than in the form of cash or additional shares, the Trust will adopt such method as it may deem legal, equitable and practicable to effect such distribution.

If ING Groep N.V. offers or causes to be offered to the holders of Ordinary shares the right to subscribe for additional shares, the Trust, subject to applicable law, will offer to each holder of Bearer receipts the right to subscribe for additional Bearer receipts of such shares on the same basis.

If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of Bearer receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. Holders of Bearer receipts may receive an equal nominal amount in Ordinary shares, provided that they are natural persons, they do not hold more than 1% of issued share capital of ING Groep N.V., in the form of Ordinary shares, and they meet any other criteria set forth in the Articles of Association. These transfer and holding restrictions will be abolished under the Proposal.

There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, Bearer receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under “Item 10. Additional Information – Taxation – Netherlands Taxation”.

Item 9. The offer and listing

Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on the Official Market of Euronext Amsterdam N.V.’s Stock Exchange, the principal trading market for the Bearer receipts. The Bearer receipts are also listed on the stock exchanges of Euronext Brussels, Euronext Paris, Deutsche Börse as well as on the Swiss Exchange. As of December 31, 2002, ING Group was the third largest company quoted on the Euronext Amsterdam Stock Exchange, based on market capitalization. ING Bank is one of the principal market-makers for the Bearer receipts on the Euronext Amsterdam Stock Exchange.

Since June 13, 1997, American Depositary Shares (‘ADS’), each representing one Bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the Bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by Morgan Guaranty Trust Company of New York, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated June 2, 1997, among the Company, such Depositary and the holders of ADSs from time to time. As of December 31, 2002, there were 84,483,903 ADSs outstanding, representing an equal number of Bearer receipts. The ADSs were held by 824 record holders. Because certain of the ADSs were held by brokers or other nominees and the Bearer Depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2002, approximately 22% of the Bearer receipts were held by Dutch investors, approximately 25% by investors in the U.K. and approximately 22% by investors in the United States and Canada (including as represented by ADSs).

The following are the high and low sales prices of the Bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 1998 – March 5, 2003:

			Trading
			volume,			Trading
			in millions			volume,
	Euronext Amsterdam		of Bearer	New York		in millions
	Stock Exchange (EUR)(1)		receipts(2)	Stock Exchange (USD)		of ADSs(2)
Calendar period	High	Low		High	Low
1998	155.30	116.70	1,628.6	76½	58 7/16	25.7
1999(3)	61.85	50.19	1,602.4	69 7/16	471 3/16	16.0
2000	86.10	48.21	1,666.3	80 1/8	47 1/16	28.7
2001
First quarter	87.94	64.45	572.3	83½	75½	11.1
Second quarter	78.41	72.00	420.1	69.41	62.08	7.6
Third quarter(4)	39.95	22.80	845.9	33.66	21.30	10.8
Fourth quarter	31.65	26.60	849.2	28.30	23.75	14.0
2002
First quarter	31.20	25.70	349.7	27.10	22.62	13.7
Second quarter	30.98	23.13	357.2	27.32	22.75	13.9
Third quarter(4)	26.30	13.29	686.3	25.95	13.07	24.5
Fourth quarter	19.55	14.31	640.1	19.31	14.05	25.9
2002 and 2003
August 2002	24.00	18.51	201.9	23.16	19.60	5.5
September 2002	21.90	13.29	243.6	21.15	13.07	9.7
October 2002	18.01	14.31	273.5	17.90	14.05	10.9
November 2002	19.55	15.00	224.8	19.31	15.10	7.3
December 2002	19.35	15.67	142.4	19.13	16.08	7.7
January 2003	17.30	13.24	230.8	18.22	14.75	8.4
February 2003	14.80	11.58	224.2	15.75	12.54	10.6
March 2003 (through March 5, 2003)	12.60	11.37	41.0	13.59	12.65	1.8

(1)	Sales prices for 1998 are in Netherlands Guilders.

(2)	Aggregate of purchases and sales

(3)	Prior to January 4, 1999, the Euronext Amsterdam Stock Exchange listings were quoted in Dutch guilders.

(4)	With effect from July 2, 2001 the stock of ING Group was split in a 2:1 ratio.

Item 10. Additional information

Memorandum and Articles of Association

ING Groep N.V. is a holding company organized under the laws of The Netherlands. Our object and purpose, as set forth in Article 3 of our Articles of Association, is to participate in, manage, finance, provide personal or real security for the obligations of, and provide services to other business enterprises and institutions of any kind whatsoever, but in particular business enterprises and institutions which are active in the field of insurance, banking, investment and/or financial services, and to do anything which is related to the foregoing or may be conducive thereto. ING Groep N.V. is registered under the number 33231073 in the Company Registry of Amsterdam and our Articles of Association are available there.

Certain Powers of Directors

The Supervisory Board determines the compensation of the members of the Executive Board and the compensation of members of the Supervisory Board is determined by the General Meeting of Shareholders. Neither members of the Executive Board nor members of the Supervisory Board will vote on compensation for themselves or any other member of their body.

During their office, members of the Supervisory Board are not allowed to borrow on behalf of ING Group or any of its subsidiaries. Members of the Executive Board are empowered to exercise all the powers of ING Group to borrow money, subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.

Our Articles of Association do not contain any age limits for retirement of the members of the Executive Board. Nevertheless, it has become standard practice for members to retire at the age of 60. Pursuant to the Articles of Association, members of the Supervisory Board must retire at the age of 70, provided, however, under certain limited circumstances it is possible to postpone retirement until such member reaches the age of 72. This restriction will be lifted as part of the Proposal.

Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.

Description of Shares

A description of our securities, and other information with respect to shareholders, annual meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7 – Major Shareholders and Related Party Transactions”.

Material contracts

There have been no material contracts (outside the ordinary course of business) to which ING is a party in the last two years.

Documents on Display

We are is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and its exhibits, may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and the copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or on our website at http://www.ing.com.

Exchange controls

Cash distributions, if any, payable in euros on Ordinary shares, Bearer receipts and ADSs may be officially transferred from the Netherlands and converted into any other currency without violating Dutch law, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank and, further, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations.

Restrictions on voting

The ADSs represent interests in the Bearer receipts of the Trust, which holds the Ordinary shares for which such Bearer receipts are issued. See “Item 7. Major Shareholders and Related Party Transactions”. The Trust is the holder of all Ordinary shares underlying the Bearer receipts. Only holders of shares (including the Trust) may vote at General Meetings of Shareholders.

Holders of Bearer receipts are entitled to attend and speak at General Meetings of Shareholders of the

Company; however holders of Bearer receipts (including the Depositary on behalf of the holders of ADSs) as such are not entitled to vote at such meetings. At the request of a person holding Bearer receipts (of Ordinary shares), subject to the restrictions set out in “Item 7. Major Shareholders and Related Party Transactions”, the Trust will grant a proxy to the effect that such holder of Bearer receipts may, in the name of the Trust, exercise the voting rights attached to a number of its Ordinary shares that corresponds to the number of Bearer receipts held by him. On the basis of such a proxy the holder of Bearer receipts may vote according to its own discretion.

Holders of Bearer receipts may surrender the Bearer receipts in exchange for Ordinary shares, subject to certain restrictions on transfer set forth in ING Groep N.V.’s Articles of Association and the Trust Agreement. Under ING Groep N.V.’s Articles of Association, only natural persons may hold Ordinary shares and the issuance or transfer of Ordinary shares is not permitted if the acquirer or transferee holds or would hold more than 1% of the issued share capital in the form of Ordinary shares. According to the Proposal , referred to in “Item 7. Major Shareholders and Related Party Transactions”, these restrictions will be removed. The Trust also charges a fee for exchanging Bearer receipts for Ordinary shares. Such fee, in each case, is a minimum of EUR 25.00, but varies based on the number of Bearer receipts so exchanged.

Obligations of shareholders to disclose holdings

The Netherlands’ Act on Disclosure of Holdings in Listed Companies (the “Major Holdings Act”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect to ING Groep N.V., the Major Holdings Act would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of Bearer receipts, Ordinary shares, ADSs, Preference shares, Options or Warrants, to notify in writing both ING Groep N.V. and the Securities Board of the Netherlands (Stichting Toezicht Effectenverkeer) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.

Upon ING Groep N.V.’s receipt of the notification, the information will be disclosed, as notified, forthwith to the public by means of an advertisement in a newspaper distributed throughout the Netherlands. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Securities Board or ING Groep N.V., in accordance with the Major Holdings Act, including suspension of the voting right in respect of such person’s Ordinary shares.

TAXATION

The following is a summary of the Netherlands tax consequences, and the United States Federal income tax consequences, of the ownership of Bearer receipts or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below). For purposes of this summary a “U.S. Shareholder” is a beneficial owner of Bearer receipts or ADSs that is:

•	an individual citizen or resident of the United States,

•	a corporation organized under the laws of the United States or of any state of the United States,

•	an estate, the income of which is subject to United States Federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

The summary is a general description of the present Netherlands and United States Federal income tax laws and practices as well as the relevant provisions of the present double taxation treaty between the Netherlands and the United States (the “Treaty”). It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of Bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of any particular investors (such as banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V. or investors that hold Bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction), some of which may be subject to special rules. The Netherlands rules applying to holders of a “substantial interest” – in broad terms, individuals who hold or have held directly or indirectly either independently or jointly with certain close relatives at least 5% of the nominal paid-up capital or of any class of shares in ING Groep N.V. – are not addressed in this summary. With respect to U.S. Shareholders, this summary generally applies only to holders who hold Bearer receipts or ADSs as capital assets. The summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

In general, for United States Federal income and Netherlands tax purposes, holders of Bearer receipts will be treated as the owners of the Ordinary shares underlying the Bearer receipts, holders of American Depositary Receipts (“ADRs”) evidencing ADSs will be treated as the owners of the Ordinary shares evidenced by Bearer receipts, and exchanges of Ordinary shares for Bearer receipts and then for ADSs, and exchanges of ADSs for Bearer receipts and then for Ordinary shares, will not be subject to United States Federal or Netherlands income tax.

It is assumed, for purposes of this summary, that a U.S. shareholder is eligible for the benefits of the Treaty and that a U.S. Shareholder’s eligibility is not limited by the limitations on benefits provisions of article 26 of the Treaty.

NETHERLANDS TAXATION

Withholding tax on dividends

The Netherlands imposes a withholding tax on a distribution of a dividend at the rate of 25%. Stock dividends paid out of ING Groep N.V.’s paid-in share premium recognized for Netherlands tax purposes as such are not subject to the above withholding tax.

Under the Treaty, dividends paid by ING Groep N.V. to a resident of the United States (other than an exempt organization or exempt pension trust, as defined in the Treaty) who is the beneficial owner of the dividends are generally eligible for a reduction of Netherlands withholding tax to 15%, provided that such resident does not have an enterprise which carries on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Bearer receipts or ADSs are attributable. Such reduced dividend withholding rate can be applied for at source upon payment of the dividend by submitting a Form IB 92 USA prior to the dividend payment date, which form includes a banker’s affidavit stating that the Bearer receipts or ADSs are in the bank’s custody in the name of the applicant, or that the Bearer receipts or ADSs have been exhibited to the bank as being the property of the applicant. A U.S. Shareholder who is unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented a claim for withholding tax relief at source.

The Treaty provides for a complete exemption from withholding for dividends received by exempt pension trusts and other exempt organizations, as defined in the Treaty. Qualifying exempt pension trusts may claim the benefits of a reduced withholding tax rate pursuant to article 35 of the Treaty. Qualifying exempt pension trusts normally remain subject to withholding at the rate of 25% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organizations (other than qualifying exempt pension trusts) are subject to withholding at the rate of 25% and can only file for a refund of the tax withheld.

There is currently an arrangement with the Netherlands Ministry of Finance under which U.S. Shareholders of outstanding ADSs (but not holders of Bearer receipts) of ING Groep N.V. may obtain the lower 15% withholding rate under the Treaty without filing the forms described above. The arrangement also applies to qualifying exempt pension trusts but not to other exempt organizations.

On July 13, 2002, dividend-stripping rules have been introduced in Netherlands tax law. These rules have retroactive effect per April 27, 2001. The rules provide that in the case of dividend-stripping, the 25% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid.

Taxes on income and capital gains

A U.S. Shareholder will not be subject to Netherlands income tax or corporation tax, other than the withholding tax described above, or capital gains tax, provided that:

•	such shareholder is not a resident or deemed resident and, in the case of an individual, has not elected to be treated as a resident of the Netherlands; and

•	such shareholder does not have an enterprise or an interest in an enterprise, which in its entirety or in part carries on business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Bearer receipts or ADSs are attributable; and

•	such shareholder does not have a substantial interest, as defined in Dutch tax law, in the share capital of ING Groep N.V.

Gift, estate or inheritance tax

No Netherlands gift, estate or inheritance tax will be imposed on the acquisition of Bearer receipts or ADSs by gift or inheritance from a holder of Bearer receipts or ADSs who is neither resident nor deemed resident in the Netherlands, provided that the ADSs or Bearer receipts are not attributable to an enterprise which in its entirety or in part is carried on through a permanent establishment or a permanent representative in the Netherlands and in which enterprise the donor or the deceased owned an interest. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

UNITED STATES TAXATION

Taxes on income

For United States Federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the U.S. Shareholder, in the case of Ordinary shares, the Trust in the case of Bearer receipts, or the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the Bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as defined for United States Federal income tax purposes. Such a dividend will constitute income from sources outside the United States. A dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

Subject to the limitations provided in the United States Internal Revenue Code, a U.S. Shareholder may generally deduct from income, or credit against its United States Federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. Currently ING Groep N.V. may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by ING Groep N.V., up to a maximum of the lesser of

•	3% of the amount of qualifying dividends redistributed by ING Groep N.V. and

•	3% of the gross amount of certain qualifying dividends received by ING Groep N.V.

The reduction is applied to the Dutch dividend withholding tax that ING Groep N.V. must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that ING Groep N.V. must withhold. ING Groep N.V. will endeavor to provide to U.S. Shareholders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Shareholders.

Because payments of dividends with respect to Bearer receipts and ADSs will be made in Dutch guilders, a U.S. Shareholder will generally be required to determine the amount of dividend income by translating the guilders into United States dollars at the “spot rate” on the date the dividend distribution is includable in the income of the U.S. Shareholder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is includable in the income of the U.S. Shareholder to the date such payment is converted into United States dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxes on capital gains

Gain or loss on a sale or exchange of Bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States Federal income tax purposes. If such U.S. Shareholder has held the Bearer receipts or ADSs for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate U.S. Shareholder is generally subject to a maximum tax rate of 20%. In general, gain or loss from a sale or exchange of Bearer receipts or ADSs by a U.S. Shareholder will be treated as United States source income or loss for United States foreign tax credit limitation purposes.

Passive foreign investment company

ING Groep N.V. believes that it is not a passive foreign investment company (a “PFIC”) for United States Federal income tax purposes. This is a factual determination that must be made annually and thus may change.

If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder makes an effective election to be taxed annually on a mark-to-market basis with respect to the Bearer receipts or ADSs, any gain from the sale or disposition of Bearer receipts or ADSs by a U.S. Shareholder would be allocated ratably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as distributions exceeding 125% of the average annual distribution made by ING Groep N.V. over the shorter of the holder’s holding period or the three preceding years.

A U.S. Shareholder who owns Bearer receipts or ADSs during any year that ING Groep N.V. is a PFIC must file Internal Revenue Service Form 8621.

Item 11. Quantitative and Qualitative Disclosure of Market Risk

Introduction

The Executive Board places a high priority on risk management and risk control. By virtue of the Group’s size and its wide diversity of activities, types of clients and geographic regions, ING seeks to maintain the highest quality of risk management and control and to apply the most up-to- date and reliable methods available, not only to protect the Group itself but also its clients and shareholders. ING has comprehensive risk management and control procedures on all levels within the Group, which enable the Group to control and monitor risks and the accumulation of risks. The risk governance and systems of controls in use should guarantee management that the risks are being measured, monitored and reported adequately and effectively. The principal risks are credit risk, market risk, liquidity risk, actuarial and underwriting risk and operational risk. ING’s risk governance has three components: the risk profile is set by specific risk committees; specialised departments at Group level and at local or regional level are responsible for the measurement, monitoring and reporting of the risks; and day to day management of the risks takes place in the business units.

Risk Policy Committee (RPC)

RPC evaluates and sets ING Group’s overall risk profile, aiming for a balance between risk, return and capital. The Committee advises the Executive Board on RAROC and the RAROC methodology as well as the allocation of economic capital to the business units and to the risk categories. The Committee advises the Executive Board on the risk measurement methodology and ensures that the risk management organisation adequately supports the risks ING incurs, that the risk management process is properly audited and that improvements in this process are effectuated to meet regulatory and internal requirements. The Committee advises the Executive Board on the consolidated Group limits for the principal risk categories. The Committee also advises the Executive Board on ING’s capital position, focussing on capital investment methodology and policy taking into account internal standards and regulatory requirements. RPC meets quarterly to assess ING’s risk profile, risk management processes and systems of internal controls in relation to market developments. Members of the Executive Board, the Head of Corporate Audit Services, the Head of Corporate Control & Finance, the Head of Corporate Market Risk Management, the Head of Corporate Credit Risk Management and the Head of Corporate Insurance Risk Management are seated in the Committee.

The following risk committees act within the overall risk policy guidelines and delegated authorities granted by RPC. These committees also ensure a close link with the business through representation of Business Heads in the committees.

Central Credit Committee (CKC)

CKC is the highest credit approval body within ING. CKC sets country limits and country ratings, credit limits, counterparty limits and advises the Executive Board on provisions. CKC oversees other credit committees covering the entire business of ING Group. The Head of Corporate Credit Risk Management chairs CKC; other members include the Executive Board and the Heads of Credit Risk Management of the major business units. The Committee meets weekly. The Committee is advised by the Corporate Credit Risk Management Department (responsible for measurement, monitoring and reporting of credit risks of ING Group) and by the Credit Risk Committee (CRC) dedicated to the harmonisation of credit risk management practises through credit risk definitions and standards, policies, procedures, models and methodology.

ING Group Risk Concentration Committee (IRCC)

IRCC advises the Executive Board about ING Group’s largest credit risk concentrations across portfolios of corporate customers, industries, financial institutions and sovereign customers. The CFO chairs IRCC; additional members include senior credit risk managers from ING Bank, ING Insurance and ING Investment Management as well as the Head of Corporate Credit Risk Management, ING Group Compliance and senior commercial managers. Strict conformance to compliance and disclosure rules are maintained. IRCC provides recommendations on the direction of the exposure, but not specific limits. The Committee meets monthly.

ING Group Provisioning Committee (IPC)

IPC advises CKC and the Executive Board on ING Bank’s specific debtor and country provisioning levels. IPC’s recommendations are carried out by the various business units and the final approval each quarter is given by the Executive Board. The CFO chairs IPC; additional members include senior Credit Risk Management staff and Controller’s staff in each of the major ING Bank units, as well as the Head of Corporate Credit Risk Management. The Committee meets quarterly.

ING Group Market Risk Committee (IMRC)

IMRC sets the overall trading risk profile of ING Bank. The IMRC decides about the market risk limit structure and sets trading limits for normal market conditions (Value at Risk) and for events (Event

Value at Risk) for all trading risk categories (Foreign Exchange, Interest Rate, Emerging Markets Debt and Equity) as well as trading issuer limits and underwriting limits. IMRC also decides on new trading products and associated limits and on risk factors. The Committee has delegated approval authority for individual trading limits and product mandates to market risk committees (including underwriting committees) within ING Bank at regional level and at local business unit level. The CFO chairs IMRC; other members include the Executive Board, the Head of Financial Markets, the Head of Corporate Credit Risk Management and the Head of Corporate Market Risk Management. The Committee meets monthly. The Committee is advised by the Corporate Market Risk Management Department (responsible for the measurement, monitoring and reporting of ING Bank market risks) and by the Market Risk Policy Committee (MRPC), dedicated to the harmonisation of market risk management practises throughout the organisation focussing on definitions, policies, procedures, models and methodology and event risk factors.

ALCO ING Group

ALCO ING Group sets the overall risk profile of ING Groep N.V., the holding company of ING Bank N.V. and ING Verzekeringen N.V. ALCO ING Group defines the policy regarding funding, liquidity, interest rate mismatch and foreign exchange risk of ING Groep N.V. The CFO chairs ALCO ING Group. Members include the members of the Executive Board, the Head of Corporate Control & Finance, the Head of Corporate Market Risk Management and the Head of Financial Markets. The Committee meets monthly.

Asset & Liability Committee ING Bank (ALCO Bank)

ALCO Bank sets the overall risk profile of all non-trading market risk of ING Bank that occurs in all banking activities which are valued on accrual basis. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and capital of ING Bank. ALCO Bank sets standards for long-term balance sheet developments, the funding structure, the liquidity position, contingency funding, the interest rate sensitivity of interest margin as well as the hedging of translation risk of investments. The Committee has delegated approval authority to ALCO committees of ING Bank at regional level or at local business unit level. The CFO chairs ALCO Bank, Members include members of the Executive Board, the Head of Corporate Control & Finance, the Head of Corporate Market Risk Management and the Head of Financial Markets. The Committee meets monthly. The Committee is advised by the Corporate Market Risk Management Department and by the Market Risk Policy Committee (MRPC), dedicated to the harmonisation of market risk management practises throughout the organisation focussing on definitions, policies, procedures, models and methodology and event risk factors.

Asset & Liability Committee Insurance (ALCO Insurance)

ALCO Insurance is responsible for monitoring market risks (with relevant links to actuarial risks) for all ING insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market failure) and translation risk (hedging). Consistent methods and measurement techniques provide tools for determining regional and group-wide risk appetite. Targets for policy are defined, including limit setting and related capital allocation, if needed. ALCO Insurance is responsible for the ALCO structure within ING Insurance, including ALCO committees on regional level and on local business unit level. ALCO Insurance monitors and set mandates for the management of interest sensitivity of products sold (such as interest guarantees, profit-sharing to policyholders, lapse/surrender or increased exposure) and its influence on P&L. The committee signs off on the investment mandates and reviews the actual asset allocation against the mandate and against the benchmark asset allocation and monitor their performance respectively. It aggregates and monitors group positions by asset classes and portfolio quality, develops group limits as appropriate and superimposes hedge strategies, if necessary. The CFO chairs ALCO Insurance; other members include the Executive Board, the Head of Corporate Insurance Risk Management, the Head of Corporate Market Risk Management, the Head of Corporate Credit Risk Management, the Head of Corporate Control & Finance and members of ING Investment Management. The Committee meets quarterly. The Committee is advised by the Corporate Insurance Risk Management Department.

Operational Risks

Currently ING is putting an Operational Risk Management infrastructure in place, following a bottom- up approach throughout the entire organisation. Operational Risk Committees already exist within Executive Centre Europe, both on Management Centre level and on Executive Centre level. In several Management Centres of the other Executive Centres, Operational Risk Committees are in place as well. The operational risk management responsibility is allocated to line management which has its Operational Risk Committee to identify, measure, monitor and report the operational risks of its business activities and to ensure that appropriate management action is taken by their responsible line managers. Corporate Operational Risk Management (being part of Corporate Market Risk Management) is dedicated to the harmonisation of operational risk management practises throughout the organisation focussing on operational risk definitions, policies, procedures, models and methodology.

ING Group Audit Committee

ING Group Audit Committee revised its charter in light of international developments in financial reporting. The revised charter is applicable as from 1 January 2003. ING Group Audit Committee has been composed of at least four independent members in such a way so as to make sure that specific business economics, (financial) accounting and related financial management expertise relating to the business of ING is available. The chairman, vice-chairman and the members of the Audit Committee are appointed by the Supervisory Board after consultation with the Executive Board. At least one member of the Audit Committee will be a financial expert and preferably one member has a legal background. Only one member can be a former member of the Executive Board, taking into account a waiting period of five years following his/her retirement from the Executive Board. The term of office of the members of the Audit Committee will not extend beyond the term of their appointment as member of the Supervisory Board. (Re)appointment to the Supervisory Board and (re)appointment to the Audit Committee require separate decisions. The principal task of the Audit Committee is to assist the Supervisory Board in monitoring (a) the integrity of the financial statements of ING Groep N.V., ING Verzekeringen N.V. and ING Bank N.V., (b) the compliance by ING with legal and regulatory requirements and (c) the independence and performance of ING’s internal and external auditors. The Audit Committee shall meet as often as it determines, but not less frequently than quarterly, before the publication of quarterly, semi-annual and annual results.

Risk Management Departments

Risk management (measurement, monitoring and reporting) within ING is embedded in three departments at Group level: Corporate Credit Risk Management (CCRM), Corporate Market Risk Management (CMRM) -including Corporate Operational Risk Management (CORM); and Corporate Insurance Risk Management (CIRM). The Heads of these departments (Corporate Risk Managers) report to the CFO. The local and regional risk managers in the business entities have a functional reporting line to the Corporate Risk Managers; the regional risk managers/local risk managers ensure day to day risk analysis, proper measurement and controls, aggregation of risks, policy development and standards within the overall risk governance framework.

Credit Risk

ING’s policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business development within the regions by means of top-down concentration limits for countries, individual borrowers and industries. The aim is expanding relationship banking activities, while maintaining stringent internal risk/return guidelines. For the investment portfolios backing the insurance liabilities, ING’s policy is to maintain a fixed- income investment portfolio with a diversified credit portfolio within acceptable internally and externally driven parameters.

Credit risk – ING Bank

Credit risk is the risk of loss from the default by a debtor or counterparty. Credit risks arise in ING’s lending and investment activities, as well as in its trading activities. Risk management is supported by general information systems and debtor and counterparty internal rating methodologies. The internal risk rating models were converted from a ten risk class scale to a twenty-two risk class scale to provide better granularity and to meet the future requirements of the new Basel II capital accord.

Rating classes ING Bank in % of total outstandings(1)

	2002	2001
Investment Grade: 1-10	46.5%	49.6%
Speculative Grade: 11-17	51.7%	48.1%
Problem Grade:18-22	1.8%	2.3%

Total	100.0%	100.0%

(1)	Based on the retail and wholesale lending activities.

Delegated authorities Within globally established procedures all banking units of ING Group have their own bodies for the approval of credits within a system of delegated authorities. The RPC determines which authorities are delegated to various credit committees and approval bodies. The credit approval hierarchy is separate from line functions, but has balanced participation from both senior credit risk and senior commercial personal.

Risk concentration monitoring CCRM is responsible for developing and maintaining common credit and country risk policies and procedures throughout the Group. Additionally, CCRM is responsible for evaluating country, borrower and counterparty concentration risk issues by applying senior risk management level oversight to the credit review and monitoring activities of all business units. Lastly, CCRM is responsible for consolidated credit risk reporting and improving risk measurement techniques.

Risk Standardisation and integration Following the efforts over the last several years of harmonising credit risk practices among the major business units, CCRM continues to actively integrate the credit risk management practices and procedures across all of the ING units in order to create greater synergies, streamline activities, standardise credit risk systems and lower costs. Credit analysis is risk/reward-oriented whereby the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. Analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer group comparisons, industry comparisons and other quantitative tools.

Debtor provisioning The credit portfolio is under constant review. A formal analysis takes place on a quarterly basis to determine the provisions for possible bad debts, using a bottom-up approach. ING Group identifies as impaired loans those loans for which it is probable that the principal and interest amounts contractually due will not be collected in a timely manner.

ING is of the opinion that its loan loss provisions as of December 31, 2002 are adequate to absorb losses from ING Bank’s lending and counterparty activities.

Additions to the provision for loan losses ING Bank(1)

	2002	2001
	(EUR millions)
Netherlands	236	160
Belgium	53	10
Rest of Western Europe	352	189
Central and Eastern Europe	80	111
North America	497	237
South America	167	149
Asia	3	(84)
Other	47	(22)

	1,435	750

(1)	Provisions by country are based on the location of the borrower.

The weak economic conditions in the United States and Germany, combined with the financial crisis in Argentina and the bankruptcy of National Century Financial Enterprises (NCFE) in the United States are the primary causes of the significant increase in the additions to the provisions for loan losses in 2002.

Settlement risks – ING Bank

Settlement risk arises when there is an exchange of value (funds, instruments, or commodities) for the same or different value dates and receipt is not verified or expected until ING has paid or delivered its side of the trade. The risk is that ING delivers, but does not receive delivery from the counterparty. Settlement risk can most commonly be contained and reduced by entering into transactions with delivery versus payment (DVP) settlement methods, as is common with most clearing houses, or settlement netting agreements.

For those transactions where DVP settlement is not possible, ING establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed through the credit risk management units. The risk is further mitigated by operational procedures requiring trade confirmations to the counterparties with all transaction details, and entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements, for derivative transactions. Additionally, ING regularly participates in projects with other banks to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk.

Country risks – ING Bank

Country risk is the risk that ING faces which is specifically attributable to events in a specific country (or group of countries). Country risk is identified in lending (corporate and counterparty), trading and investment activities. All transactions and trading positions generated by ING have country risk. Country risk is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING or its counterparties to meet their respective foreign currency obligations due to a specific country event.

Limit setting and monitoring In countries where ING is active, the risk profile is regularly evaluated, resulting in a country rating. Based on this rating and ING’s risk appetite, country limits are defined. Exposures derived from lending and investment activities are then measured and reported against these country limits on a daily basis. Country risk limits are assigned for transfer risk, generally only in emerging markets. The amounts of emerging markets transfer risk as a percentage of total retail and wholesale activities remained 6%. Exposure is closely monitored for economic country risk, although no formal limits are established. The table below shows the largest economic country risks, as of December 31, 2002 broken down by customer type.

Largest economic exposures by country(1)

			Financial	Govern-
	Corporate	Banks	institutions	ments	Others	Total
	(EUR billions)
Netherlands	63.1	2.2	6.3	2.1	71.7	145.4
United States	15.5	17.8	25.1	6.2	2.8	67.4
Germany	13.4	20.6	2.1	3.3	3.7	43.1
United Kingdom	12.3	12.1	11.5		0.1	36.0
Belgium	12.1	4.4	1.0	1.3	6.5	25.3
France	13.4	7.6	2.8	0.2		24.0
Poland	4.2	12.0	0.3	0.2	0.2	16.9
Spain	4.7	3.6	1.1	0.7		10.1

(1)	Only covers exposures in excess of EUR 10 billion

Economic country risk is the concentration risk relating to any event in the risk country that may affect transactions and other exposure in that country, regardless of the currency.

Country risk provisioning The country provision methodology is more closely linked to the risk definitions with respect to determining where the country risk occurs. Some countries with perceptually high risk, but which have not yet defaulted, require no mandatory provisions for transfer risk. Instead of provisions, additional capital is allocated to transactions that incur country risk, the amount of which is a function of the risk of the country as well as the risk of the transaction itself. For countries that are near default or have recently defaulted, adequate provisioning remains a requirement. The Dutch Central Bank continually monitors ING’s policies with respect to capital allocation and provisioning for country risk. The table below shows the largest cross-border lending exposures in excess of EUR 750 million.

Largest cross border lending exposures ING Bank in emerging markets(1)

			Provisions
	Gross transfer		on foreign		Country capital
	exposure		currency loans		add-on
	2002	2001	2002	2001	2002	2001
	(EUR millions)
South Korea	1,942	1,537	5	14
Hong Kong	1,917	1,912	33	37
Poland	1,832	2,658	65	46
Brazil	1,024	1,371	10		64	79
China	784	644	23	38
Mexico	759	1,202	2	5

(1)	Figures exclude local currency-denominated loans.

For Poland an additional provision for local and foreign currency loans of EUR 99 million was taken in 2002. The total provisions for local and foreign currency loans in Poland at December 31, 2002 was EUR 458 million. The total exposure on local and foreign currency-denominated loans in Poland at December 31, 2002 was EUR 16.9 billion.

Legal risks – ING Bank

In contrast to credit risks, which are caused by a borrower’s insolvency, and country transfer risks, which are caused by currency inconvertibility events, legal risks are the risks that the customer is not legally obligated to make payment due (e.g., the non-enforceability or insufficiency of documentation, or ultra vires status of a given transaction). ING uses both internal and external counsel to minimise these risks. Where practical, standard documentation has been developed, including dealing room confirmations, standardised loan agreements, general terms and conditions and master documentation.

Credit risk – ING Insurance

Within the insurance companies the investment mandates specify credit risk appetite by type, quality and duration of security. ING Insurance’s policy is to maintain a fixed-income investment portfolio with a diversified credit portfolio within acceptable internally and externally driven parameters.

The average credit rating of the general account portfolios, as of December 31, 2002, is shown in the table below.

ING Insurance Fixed income securities by rating class(1)

			Asia/
Rating class	Europe	Americas	Pacific	Total
AAA	40%	40%	9%	37%
AA	27%	8%	41%	17%
A	25%	22%	27%	23%
BBB	6%	25%	20%	19%
BB	2%	4%	3%	3%
Other	0%	2%	0%	1%

(1)	Total amount of the general account portfolio was EUR 96.5 billion, which excludes mortgages, policy loans and other fixed income investments.

The fixed income portfolios were adversely affected by higher than anticipated credit losses during 2002. This impact was especially pronounced in the US. The main contributors were the public investment grade and high yield bond portfolios as well as the asset backed securities portfolio. The total credit loss for 2002 in the insurance portfolios was EUR 630 million.

Debtor provisioning

For credit risks, a provision for losses is maintained that is considered adequate to absorb losses arising from the existing insurance investment portfolios. The provisions are reviewed on a quarterly basis. They amounted to EUR 155 million at the end of 2002 compared with EUR 165 million at the end of 2001.

Market risk

Market risk – ING Bank

Market risk is the risk of loss due to adverse changes in the level of volatility or prices in financial markets. These risks are inherent to positions in foreign exchange, equity and interest rate markets. These risks can be a result of positions in the trading as well as the banking books of ING Bank.

Trading risk

Financial products that expose ING Bank to market risk include loans, deposits, foreign exchange, securities, derivatives and debt instruments. ING Bank has no material commodity portfolios. The derivative trading positions include swaps, forward rate agreements, futures, options and combinations thereof. ING Bank’s policy is to maintain an internationally diversified and mainly client- related trading portfolio, while avoiding large risk concentrations.

ING Bank uses, in line with the latest BIS guidelines on internal models, the Value-at-Risk (VaR) methodology as primary risk measure. An Event Value at Risk policy is implemented to estimate market risk exposures in case of extreme market movements.

Daily Value at Risk (VaR)

VaR measures the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices) if positions remain unchanged for a time interval of one day. These calculations are, in accordance with the BIS guidelines, based on market movements in the previous twelve months within 99% one-sided confidence interval, taking diversification and correlation into account. The VaR also serves as a basis for the calculation of the regulatory capital which ING Bank has to hold as a result of market risk.The VaR model takes into account all material market risk factors under normal market circumstances. The VaR calculations are performed using a variance/co-variance approach or a full revaluation approach. The overall VaR includes the linear and non-linear market risks of the ING Bank trading portfolios. The VaR for the interest and equity markets are split into two components: general market risk and specific market risk. The general market risk estimates the value at risk resulting from general market value movements. The specific market risk estimates the value at risk resulting from market value movements that relate to the issuer.

The market risk of all the important option portfolios within ING Bank is measured and monitored by full revaluation methods like Monte Carlo.

At the end of 2001 and the beginning of 2002 the positions of the ING Bank trading portfolio in the interest rate markets were above average (as stated in the table below, the highest interest rate-value- at-risk for 2001, EUR 25.5 million, and 2002, EUR 26.5 million, were recorded in this period). The exposure during the remainder of 2002 was stable but slightly higher than 2001 (average VaR 2001: EUR 24.7 million and average VaR 2002: EUR 26.5 million). The consolidated VaR remained well within the Group consolidated limit. More details on the VaR of the ING Bank trading portfolio for 2001 and 2002 are provided in the table below.

Consolidated Trading VaR ING Bank

	Low	High	Average	Year end	Low	High	Average	Year end
	2002				2001
	(EUR millions)
Foreign exchange	2.0	9.2	4.1	2.5	1.8	5.1	3.1	3.1
Equities	4.5	13.6	8.5	10.7	5.6	15.0	9.7	7.7
Interest	7.1	26.5	12.9	9.3	4.5	25.5	12.3	24.9
Emerging markets/ high yield	7.7	13.5	9.9	7.7	6.1	11.0	8.7	9.2
Diversification(1)			(8.9)	(9.5)			(9.1)	(12.1)

Total VaR			26.5	20.7			24.7	32.8

(1)	Diversification is not calculated for the columns Low and High since the observations for both the individual markets, as well as total VaR may come from different dates.

Backtesting

ING continuously monitors the plausibility and effectiveness of the VaR model currently used. The technique used for this purpose is generally known as backtesting and consists of comparing actual daily P&L with the daily VaR. Based on ING Bank’s confidence interval – 99% – the absolute value of the daily losses may be higher than the measured VaR, on average, once in every 100 days. For ING Bank as a whole there was no instance in 2002 where a daily trading loss exceeded the daily consolidated VaR.

Event Value at Risk

Since VaR generally does not produce any estimate of the potential losses that can occur as a result of extreme market movements, ING uses highly structured stress testing for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an Event Value at Risk (EVaR) number, which is an estimate of the P&L caused by a potential event and its world-wide impact for ING. The event risk analysis is performed on different levels within ING Bank. The Event Risk policy (and its technical implementation) is specific for ING as there is no calculation method that is generally accepted by other banks and regulators like the Value at Risk module. The ING EVaR module is accepted by the Dutch Central Bank to calculate event risk. The ING Event Risk policy basically consists of stress parameters per country and per market (foreign exchange, interest rate, equity, credit spread). Parameters indicate possible market movements within the time frame of one month. Different scenarios are defined to estimate the accumulated event risk of ING Bank over the markets or countries or both, hereby quantifying the relations between the countries/regions and markets. Event risk parameters and scenarios are backtested against extreme market movements that actually occur in the markets (e.g. Argentina, Turkey). Parameters and scenarios can be adjusted after approval from MRPC.

BANKING RISK

Interest risk

For the non-trading books of ING Bank the focus is mainly on interest rate risk. The structural interest mismatch of ING Bank and the changes in the maturity profile of ING Bank’s assets and liabilities are reviewed every month by the regional or local business unit ALCOs. ALCO Bank sets the overall interest mismatch of ING Bank.

The management of interest mismatch positions is, within limits set by the respective ALCO, performed within the Treasury function. Commercial units are not allowed to run mismatch positions. Therefore all interest rate risk must be transferred by way of maturity-matched funding to the Treasury servicing the respective commercial unit. The Treasury uses interest rate swaps and other derivatives for managing the mismatch position.

Local market risk management measures and monitors interest rate risk and reports positions nd limit usage to the appropriate ALCO. For consolidation purposes, local market risk management also produces a gap report. Corporate Market Risk Management consolidates all gap reports and reports to both the ALCO Bank and the Dutch Central Bank. Maturity gaps are based upon the contractual maturity or interest rate re-pricing dates. The maturity gap analysis for mortgages takes into account historical prepayment rates. For the gap analysis of the current accounts and savings accounts, the “behavioural” re-pricing characteristics of these products are taken into account. The funds are invested in such a way that the interest rate margin is stable for a long historic period.

ING uses several measures to control interest rate risk. The most important ones are earnings at risk, which measures the sensitivity of ING Bank earnings to interest rate movements and Value at Risk, which measures the maximum overnight loss that could occur due to changes in interest rates if positions remain unchanged for a time interval of one day. As at December 31, 2002, ING Bank non- trading books expected earnings in 2003 would be EUR 14 million lower if interest rates were to rise instantaneously by 1%. At December 31, 2001, the expected decrease in earnings was EUR 105 million. The one-day 99% VaR for all banking books at year-end 2002 was EUR 65 million, compared with EUR 104 million at year-end 2001.

The consolidated interest rate position of the ING Bank is presented below in gap format as of 31 December 2002. This condensed format outlines the net of repricing and maturing notional amounts from both the end-of-year asset and liability portfolios. The report comprises on and off balance sheet items and only covers ING’s banking operations. This consolidated gap report is similar to the regulatory report on interest rate positions.

Overview of GAP profile with distinction for the main currencies within ING Bank non-trading books (December 31, 2002)

	On-balance				Off-balance(1)
		US				US			Grand
	Euro	Dollar	Other	Total	Euro	Dollar	Other	Total	Total
Up to 3 months	25,996	(17,157)	(3,964)	4,875	(332)	1,264	(2,801)	(1,869)	3,006
3 to 6 months	2,648	(4,882)	(908)	(3,142)	865	(635)	(478)	(248)	(3,390)
6 to 12 months	(5,179)	(2,575)	(725)	(8,479)	(20)	724	549	1,253	(7,226)
1 to 2 years	(1,911)	1,906	(383)	(388)	(610)	(100)	57	(653)	(1,041)
2 to 3 years	1,476	1,741	247	3,464	(1,092)	(505)	147	(1,450)	2,014
3 to 4 years	2,016	269	(385)	1,900	(1,511)	(47)	543	(1,015)	885
4 to 5 years	(1,377)	755	(314)	(936)	1,042	(138)	419	1,323	387
5 to 7 years	(5,140)	437	(381)	(5,084)	(2,119)	(162)	255	(2,026)	(7,110)
7 to 10 years	178	2,540	(1,079)	1,639	6,115	299	1,050	7,464	9,103
10 to 15 years	4,106	32	(84)	4,054	(1,961)	280	(136)	(1,817)	2,237
Over 15 years	2,015	93	(11)	2,097	(967)	9	(4)	(962)	1,135

Total	24,828	(16,841)	(7,9879)	0	-590	989	(399)	0	0

(1)	Mainly plain vanilla derivatives like interest rate swaps.

The figures above show a large currency mismatch. Please note that in line with existing policies the currency and interest exposures in the non-trading books are largely transferred to Financial Markets Treasury (trading books), where they might be hedged.

FOREIGN EXCHANGE RISK

Foreign exchange risk

Foreign exchange risk in the non-trading books relates to translation risk due to foreign investments and USD denominated Tier 1 capital. For ING’s main currencies, US Dollar, Pound Sterling and Polish Zloty, the translation risk is managed by ALCO Bank, taking into account the effect of translation results on the Tier1 ratio. For all other currencies the translation risk is managed by Financial Markets Treasury Amsterdam. The day to day management of all foreign currency positions is delegated to Financial Markets Treasury.

Overnight translation exposure at year-end 2002 for the main currencies and the overall exposure

	Foreign		Gross
Currency	Investments	Tier 1	Exposure	Hedges	Net Position
	(EUR million)
US Dollar	1,064	(3,481)	(2,417)	1,099	(1,318)
Pound Sterling	(558)		(558)	486	(72)
Polish Zloty	520		520	(250)	270
South Korean Won	509		509	(476)	33
Other currency	1,082		1,082	(904)	178

Total	2,617	(3,481)	(864)	(45)	(909)

As of December 31, 2002 ING’s USD denominated Tier 1 securities amounted to EUR 3,481 million and had an impact on the open FX exposure of EUR 984 million.

To quantify the Foreign Exchange risks the same Value at Risk (VaR) approach is used as for the trading activities. At December 31, 2002, the VaR equalled EUR 14.0 million. During 2002 the average VaR was EUR 8.9 million; the highest VaR was EUR 16.2 million and the lowest VaR was EUR 4.0 million. At December 31, 2001, the VaR was EUR 12.1 million.

Market risk – ING Insurance

Insurance market risks are monitored through asset and liability management (ALM) policies and procedures with an ALCO Insurance structure established at business unit, executive centre / management centre and corporate levels. At ING Group level, Corporate Insurance Risk Management is responsible for implementing and monitoring ALM practices and for consistency in such techniques world-wide.

The risk of loss occurring through adverse changes of prices in the financial markets is quantified in extensive ALM analyses, using stochastic analyses for both assets and liabilities and the interaction between these portfolios. These ALM analyses are used to determine the adequacy of reserves, to find the optimal asset mix complementing the liability profiles and to determine appropriate risk based capital levels to quantify effects on the P&L.

Interest rate risk

The insurance operations are exposed to interest rate movements with respect to guaranteed interest rates and policyholders reasonable expectations with respect to crediting rates. Asset portfolios backing these liabilities are managed accordingly. The current product portfolio also comprises products where interest rate risks are entirely passed on to the policyholder, thereby reducing ING’s exposure to interest movements. Changes in interest rates can impact present and future earnings of the insurance operations and can affect the levels of new sales, surrenders or withdrawals. Through scenario-analysis the sensitivity of a 1% upward movement in interest rates and a 1% downward movement in interest rates on the forecasted 2003 pre-tax profit for the insurance operations has been estimated. A simultaneous decrease of interest rates of 1% from current levels would have a negative effect on budgeted pre-tax results for the insurance operations for 2003 of 4% (2002: 2%). A simultaneous increase of interest rates of 1% from current levels would have a positive effect on budgeted pre-tax results for the insurance operations for 2003 of 3% (2002: 2%).

Equity risk

The insurance operations are exposed to movements in equity markets on two levels: 1) those business units which have direct equity holdings in the general accounts; and 2) those products where the revenues to the insurance operations are linked to the value of the equity funds, since this has an impact on the level of charges deducted for unit-linked and variable business. A 10% decrease in stock market prices would lower the pre-tax budgeted result for the insurance operations in 2003 by 9% (2002: 3%). Once the revaluation reserve is nil, any further decrease in stock market prices will increase the 9%. The impact of a 10% change in equities increases over 2002, generally because of a change in growth assumptions used in the amortization of the DAC for the US variable business.

The continued weak equity markets have resulted in close monitoring with respect to the capital of the insurance business units, particularly those that have a significant exposure in equity investments, i.e. business units in the Benelux.

The actual capital versus required capital of ING Insurance stands at 169% of EU target surplus as of 31 December 2002. The nature of ING’s current insurance investments (which include EUR 11 billion equity and EUR 7.2 billion in real estate) means that this ratio has been subject to significant fluctuations in the recent months. ALM studies currently underway will provide more guidance with respect to the most desirable mix of assets to support reserves and target surplus not only from a profit and loss account perspective but also from a balance sheet and cost and use of capital perspective. However, as a result of a decline in capital ratios during 2002, the Executive Board took several actions:

•	Termination of 15% automatic year-on-year increase in realised capital gains;

•	Proposal to reintroduce optional cash/stock dividend as from final dividend 2002;

•	Reduction volatility in balance sheet from exposure to equity and real-estate markets.

Foreign exchange risk

Foreign exchange risk in the investments backing the insurance liabilities is dealt with in the investment management processes. Locally required capital levels are invested in local currencies in order to satisfy regulatory requirements and to support local insurance business regardless of currency movements. These capital levels may affect the consolidated balance sheet when translated to euros. Depending on hedging costs and the capital exposure, up to 85% of the capital over locally required margins is currency-hedged. With respect to net income, the effects of movements of currency exchange rates can be considered immaterial, primarily due to a complete hedge (for P&L purposes) of the US dollar against the Euro. With respect to other currencies, the impact is also immaterial.

Liquidity risk

Liquidity risk – ING Bank

Liquidity risk is the risk that ING Bank or one of its entities cannot meet its financial liabilities when due.

The ALCO Bank bears overall responsibility for the liquidity strategy. ALCO Bank has delegated day to day management to the Treasury function. Treasury Amsterdam is responsible for managing the overall liquidity risk position, while regional and local Treasuries are responsible for managing liquidity in the respective regions. ING Bank’s policy is to maintain an adequate cushion to meet its financial liabilities when due.

Liquidity management within ING Bank has two primary aspects. The first is day to day funding. The Treasury monitors all maturing cash flows along with expected changes in core business funding requirements. This includes replenishment of existing funds as they mature, expected withdrawals from retail current accounts, savings and additional borrowings. The second is maintaining an adequate mix of funding sources and liquid assets. ING Bank aims for a well diversified funding mix in terms of instrument types, fund providers and geographic markets. ING Bank also maintains a broad portfolio of highly marketable assets that can be easily used to support disruptions in the cash flow profile. ING Bank has positions in multiple currencies. Positions maintained in G-7 currencies may, within VaR and country risk limits, be funded in other currencies. Positions maintained in non- G-7 currencies should as much as possible be funded in the same currency.

Sources of liquidity are widely distributed over the entire ING Bank. ING Bank has a broad base of core retail funding, which mainly consists of current accounts, savings and retail deposits. Although these accounts are repayable on demand or at short notice, the accounts are considered to form a stable resource of funding because of the broad customer base. The retail funding is, from a geographical point of view, widely spread, with most of the funding located in the Euro zone. Especially the business units Postbank, ING Direct, BBL and ING Bank Netherlands provide significant amounts of retail funding. The marketable assets form another important source of liquidity. ING Bank has relative large portfolios of marketable assets, again the majority of which are located in the Euro zone. Especially the ING Direct European Investment Co-ordination Centre, BBL, ING-BHF and Financial Markets Treasury Amsterdam maintain large portfolios of marketable assets.

Marketable assets (December 31, 2002)

	ING			FM	EURO	Total	Total
	Direct		ING-	Treasury	Zone	EURO	ING
	EICC	BBL	BHF	Amsterdam	Other	zone	Bank
	(EUR millions)
Government Zone A	7,344	19,630	4,541	15,727	2,372	49,614	65,770
Government Zone B		70	1		2	73	312
Financial institutions	6,385	7,646	4,254	1,371	559	20,215	24,430
Corporates		2,096	253	511	102	2,962	4,059
Other	6,450	1,575	3,217	406	9	11,657	13,718

Total	20,179	31,017	12,266	18,015	3,044	84,521	108,289

	ING				EURO	Total	Total
	Direct				Zone	EURO	ING
	EU	BBL	Postbank	IBN	Other	zone	Bank
	(EUR millions)
Savings	31,640	12,013	21,921	9,663	2,306	77,543	97,493
Current accounts	763	2,105	11,560	16,918	1,023	32,369	32,684
Retail deposits	4,268	1,752	2,964	9,941	233	19,158	21,322

Total	36,671	15,870	36,445	36,522	3,562	129,070	151,499

The risk figures may deviate from the figures included in the notes to the consolidated balance sheet. Table 1 includes marketable assets from both trading and non-trading portfolios. Table 2 only includes retail funding

Recently ING Bank implemented new guidelines for the measurement of liquidity risk. These guidelines are fully aligned with the requirements set by the Dutch Central Bank. The key focus is on the week and the month period. Positions are split by type of product and counterpart. All positions with a known maturity date are included in the maturity calendar based on their contractual maturity date. Positions with an unknown maturity date and marketable assets are included on a stock basis. Standby facilities, undrawn irrevocable credit facilities, guarantees and other contingent liabilities are also included. The positions in the week and the month bucket are weighted under several scenarios. The total available liquidity values are corrected for liquidity surpluses in intransferable locations and in inconvertible currencies, most of these positions are located outside the Euro zone.

Liquidity risk – ING Insurance

For the insurance businesses, liquidity risk is generated by the differences between the size and maturity of assets and liabilities. If short-term liabilities can not be met by short-term assets at reasonable costs, or a position of a certain size cannot be sold or taken in the market against the prevailing market rate due to insufficient available trading volume, liquidity problems arise. Unexpected demands for liquidity may be triggered by a credit rating downgrade, negative publicity, deterioration of the economy, or reports of problems of other companies in the same or similar lines of business. Expected liquidity demands within ING Insurance are managed through a combination of treasury, investment and asset-liability management guidelines which are monitored on an ongoing basis. Unexpected liquidity demands are managed through a combination of product design, diversification limits on liabilities, investment strategy, systematic monitoring and advance contingency planning.

Actuarial and underwriting risks

ING is exposed to life and non-life insurance risks. Life risks include a broad range of participating and non-participating traditional life products, unit-linked, fixed and variable annuities, universal life, group life and pension products and guaranteed investment products. Non-life risks include all lines of non-life business – fire, automobile, accident and health, third-party liability and disability.

Actuarial risks arise with respect to the adequacy of insurance premium rate levels and provisions with respect to insurance liabilities and capital position, taking into consideration the supporting assets (fair and book value, currency and interest sensitivity), changes in interest rates and exchange rates and developments in mortality, morbidity, non-life claims frequency and amounts, lapses and expenses as well as general market conditions. Specific attention is given to the adequacy of provisions for the life business, considering the low interest rate levels in a number of countries in which ING operates. For those insurance contracts that contain high interest rate guarantees, stochastic modelling is used to assess the risk of these guarantees. Consequently pricing reflects the cost of the guarantees and appropriate reserves are established accordingly. ING believes that its insurance provisions are adequate.

Underwriting risks are inherent in the process whereby applications submitted for insurance coverage are reviewed. The maximum underwriting exposure is limited through exclusions, cover limits and reinsurance.

ING Insurance’s actuarial and underwriting risks are controlled at ING Group level, with the Corporate Insurance Risk Management Department being responsible for monitoring the actuarial and underwriting risk as defined above. Corporate Insurance Risk Management provides guidelines for product design, reserving, underwriting, pricing criteria and reinsurance strategy. Its responsibilities also include the monitoring of risk profiles and the review of insurance-related risk control and asset and liability management. Consistent with other businesses in ING Group, the current embedded value methodology is being extended to a risk-adjusted capital allocation and performance measurement tool.

The events of 11 September 2001 have prompted ING Group to reassess its risk profile in certain specific areas of its insurance operations. For our material non-life units (in The Netherlands, Belgium, Canada, Mexico and Australia), the risk tolerance is set at 2.5% of the Group’s after-tax earnings. For 2002 this amounts to EUR 105 million after tax. The assessment of potential losses in this business is done on the basis of events that occur once in 250 years. Regarding the fire line of business this assessment is based upon models that are widely accepted in the industry. For our smaller non-life units, the risk tolerance level is set at EUR 2.3 million after-tax per event per business unit.

With respect to life business the risk tolerance for events effecting multiple lives is not limited. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For new group contracts underwriting guidelines have been revised, particularly for concentrations of risk by city and/or building. As there are no industry models available to assess this concentration risk, ING made its own assessment and believes that the potential loss from a mortality event occurring in the normal course of our business will not exceed an amount higher than 12% of the Group’s after tax earnings. ING Group’s per life risk retention is set at USD 20 million.

In case of the existence of exposures higher than the risk tolerance as defined above, appropriate risk management programs are in place. Particularly for the property and casualty portfolio, ING purchases catastrophe reinsurance protection through which the exposure due to natural catastrophes is substantially mitigated. ING believes that the credit risks to which it is exposed under reinsurance contracts are minor.

Regarding catastrophic losses arising from man-made events, ING takes the view that it is not possible to develop a business model that takes into account the possibility of very high losses resulting from man-made events. For our non-life business, losses that result from man-made events are generally not covered unless required by law. In various countries industry pools are established to mitigate the risk of the individual insurers. In such cases ING participates in the pool.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

On February 10, 2003, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to February 10, 2003.

PART III.

Item 18. Financial Statements

See pages F-1 to F-131.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of ING Groep N.V.

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation)

Exhibit 2.1	Subordinated Indenture between the Company and The Bank of New York, dated July 18, 2002

Exhibit 4.1	Form of Employment Contract for Members of the Executive Board (English Translation)

Exhibit 4.2	Employment Contract for Michel Tilmant (English translation)

Exhibit 4.3	Employment Contract for Fred Hubbell

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 10.1	Consent of Ernst & Young Accountants

Exhibit 10.2	Consent of KPMG Accountants

Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Enterprises S.C.C.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ING GROEP N.V.
(Registrant)

By:	/s/ C. Maas

Name: C. Maas
Title: Chief Financial Officer

Date: March 24, 2003

CERTIFICATION

I, Cees Maas, certify that:

1.	I have reviewed this annual report on Form 20-F of ING Groep N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ C. Maas

Cees Maas
Chief Financial Officer

CERTIFICATION

I, Ewald Kist, certify that:

1.	I have reviewed this annual report on Form 20-F of ING Groep N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 24, 2003

/s/ E. Kist

Ewald Kist
Chairman of the Executive Board

This page is intentionally left blank.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS	F – 2
CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31	F – 3
CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 4
CONSOLIDATED STATEMENT OF COMPREHENSIVE NET PROFIT	F – 5
CONSOLIDATED STATEMENT OF CASH FLOWS	F – 6
ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F – 7
ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F – 19
NOTES TO THE CONSOLIDATED BALANCE SHEET	F – 20
ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED BALANCE SHEET	F – 38
NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 52
ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 71
NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP	F – 84
PARENT COMPANY BALANCE SHEET	F – 85
PARENT COMPANY PROFIT AND LOSS ACCOUNT	F – 85
ACCOUNTING PRINCIPLES FOR THE PARENT COMPANY BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F – 85
NOTES TO THE PARENT COMPANY BALANCE SHEET	F – 86
DIFFERENCES BETWEEN DUTCH AND US ACCOUNTING PRINCIPLES	F – 95
ADDITIONAL INFORMATION REQUIRED UNDER US GAAP	F – 109
REPORT OF KPMG ACCOUNTANTS N.V.	F – 132
AUDITOR’S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF BBL	F – 133
GLOSSARY	F – 134
SCHEDULES	F – 140

REPORT OF INDEPENDENT AUDITORS

The Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V. and subsidiaries (the “ING Group”) as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, consolidated statements of comprehensive net profit and consolidated statements of cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not serve as principal auditor of the consolidated financial statements of ING Bank N.V. a wholly owned subsidiary. In our position we did not audit capital base, as defined in note 2.18.7 of the notes to the consolidated financial statements, constituting 42% in 2002 and 37% in 2001 and net profit constituting 9% in 2002, 18% in 2001 and 8% in 2000 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for ING Bank N.V. which we did not audit, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Group to US generally accepted accounting principles and the conversion of the financial statements of Bank Brussels Lambert N.V./S.A. to accounting principles generally accepted in the Netherlands) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Group as of December 31, 2002 and 2001, and the consolidated results of its operations, its comprehensive net profits and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2002 and 2001 and the results of operations for each of the three years in the period ended December 31, 2002 to the extent summarized in Note 6 of the Notes to the Consolidated Financial Statements.

Amsterdam, the Netherlands
March 24, 2003

Ernst & Young

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

	Amounts in thousands of euros
	2002	2001
ASSETS
Tangible fixed assets (2.1)	1,415	2,032
Participating interests (2.2)	2,883	2,628
Investments (2.3)	297,581	307,446
Lending (2.4)	284,448	254,214
Banks (2.5)	45,682	54,083
Cash (2.6)	11,421	9,264
Other assets (2.7)	51,186	49,775
Accrued assets (2.8)	21,754	25,677

Total	716,370	705,119

EQUITY AND LIABILITIES
Shareholders’ equity (2.9)	18,254	21,514
Preference shares of group companies (2.10)	2,146	2,542
Third-party interests	1,959	1,461

Group equity	22,359	25,517
Subordinated loans (2.11)	2,412	600

Group capital base	24,771	26,117
General provisions (2.12)	3,489	4,587
Insurance provisions (2.13)	195,831	213,986
Funds entrusted to and debt securities of the banking operations (2.14)	319,824	276,367
Banks (2.15)	96,267	107,810
Other liabilities (2.16)	65,397	63,349
Accrued liabilities (2.17)	10,791	12,903

Total	716,370	705,119

The numbers against the items refer to the notes starting on page F-20.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2002	2001	2000
Premium income (3.1.1)	52,284	50,460	29,114
Income from investments of the insurance operations (3.1.2)	11,133	10,587	14,998
Interest result from the banking operations (3.1.3)	7,702	6,121	5,831
Commission (3.1.4)	3,960	4,196	4,497
Other income (3.1.5)	1,722	3,124	3,725

Total income	76,801	74,488	58,165
Underwriting expenditure (3.2.1)	54,966	52,782	31,042
Other interest expenses (3.2.2)	1,288	1,270	757
Salaries, pension and social security costs (3.2.3)	7,552	7,796	6,729
Additions to the provision for loan losses	1,435	750	400
Other expenses (3.2.4)	5,639	5,824	5,268

Total expenditure	70,880	68,422	44,196
Result before taxation	5,921	6,066	13,969
Taxation (3.3)	1,089	1,165	1,838

Result after taxation	4,832	4,901	12,131
Third-party interests	332	324	147

Net profit for the period	4,500	4,577	11,984
Operational net profit	4,253	4,252	4,008
Non-operational net profit (3.4)	247	325	7,976

Net profit for the period	4,500	4,577	11,984

	Amounts in euros
Net profit per share (3.5)
Operational profit per share	2.20	2.20	2.09
Basic profit per share	2.32	2.37	6.27
Diluted profit per share	2.32	2.35	6.18
Dividend per ordinary share (3.6)	0.97	0.97	1.13

The numbers against the items refer to the notes starting on page F-52.

CONSOLIDATED STATEMENT OF
COMPREHENSIVE NET PROFIT OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2002	2001	2000
Net profit for the period	4,500	4,577	11,984
Other components of comprehensive net profit:
– unrealized revaluations(1)	(3,343)	(2,745)	651
– exchange differences(2)	(1,041)	212	(355)

Net profit not recognized in the consolidated profit and loss account	(4,384)	(2,533)	296
Realized revaluations released to the profit and loss account(3)	(1,051)	(1,233)	(7,816)

Comprehensive net profit for the period	(935)	811	4,464

(1)	In 2002, deferred taxes with regard to unrealized revaluations amounted to EUR (62) million (2001: EUR 19 million ; 2000: EUR 356 million).

(2)	In 2002, deferred taxes with regard to exchange differences amounted to EUR (32) million (2001: EUR 99 million; 2000: EUR (129) million).

(3)	In 2002, no realized revaluations have been released to the profit and loss account in respect of the sale of investments in shares regarding the financing of acquisitions (2001: EUR 0.3 billion; 2000: EUR 6.7 billion).

Comprehensive net profit for the period includes all movements in shareholders’ equity during the year, except for the cumulative effect of changes in the principles of valuation and determination of results and those resulting from the write-off of goodwill, the enlargement of share capital and distributions to shareholders.

Realized revaluations previously recognized in shareholders’ equity are released from shareholders’ equity to the profit and loss account. As these revaluations have already been included in comprehensive net profit of the year under report and previous years, under the caption unrealized revaluations, and are also included in net profit for the period in the year of realization, these realized results are adjusted in the comprehensive net profit for the period.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2002	2001	2000
Result before taxation	5,921	6,066	13,969
Adjusted for:
– depreciation	993	591	608
– movements in deferred acquisition costs of insurance business	(914)	(510)	(693)
– increase in insurance provisions	7,444	6,637	10,130
– additions to the provision for loan losses	1,435	750	400
– other	(3,299)	(1,438)	(8,338)
Loans and advances granted/repaid	(30,277)	(8,154)	(45,404)
Trading portfolio purchases/sales (incl. securities and property)	2,715	(2,631)	(13,651)
Net investment in tangible fixed assets	(321)	(600)	(593)
Taxation	(381)	(1,129)	(973)
Movements in:
– funds entrusted to and debt securities of the banking operations	45,580	23,356	28,028
– banks, not available on demand	7,305	(121)	9,097
– other receivables, prepayments and accrued assets	4,534	849	(4,198)
– other liabilities and accruals	(1,513)	(242)	9,340

Net cash flow from operating activities (4.1)	39,222	23,424	(2,278)
Investments and advances:
– participating interests	(1,584)	(2,473)	(13,969)
– investments in shares and property	(8,805)	(9,136)	(11,406)
– investments in fixed-interest securities	(295,121)	(266,951)	(113,786)
– other investments	(262)	(18)	(780)
Disposals and redemptions:
– participating interests	276	527	1,957
– investments in shares and property	11,361	7,566	9,285
– investments in shares regarding financing of acquisitions		583	9,618
– investments in fixed-interest securities	260,725	240,039	109,319
– other investments	41	48	393
Net investment for risk of policyholders	6,813	2,663	(4,844)

Net cash flow from investing activities (4.2)	(26,556)	(27,152)	(14,213)
Subordinated loans of group companies	3,651	3,257	1,590
Bonds, loans contracted and deposits by reinsurers	419	4,266	4,992
Private placements of ordinary shares	438	623	203
Private placements of preference shares of group companies			1,889
Movements in shares ING Groep N.V.	653	(563)	(1,227)
Cash dividends	(1,977)	(2,300)	(900)

Net cash flow from financing activities	3,184	5,283	6,547
Net cash flow	15,850	1,555	(9,944)
Cash at beginning of year	4,681	3,486	14,827
Exchange differences	499	(360)	(1,397)

Cash at year-end	21,030	4,681	3,486
Cash comprises the following items:
Short-dated government paper	8,398	4,653	3,055
Bank deposits available on demand	1,211	(9,236)	(5,906)
Cash and bank balances and call money of the insurance operations	11,421	9,264	6,337

Cash at year-end	21,030	4,681	3,486

The numbers against the items refer to the notes starting on page F-84.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts are in millions of euros, unless stated otherwise

1.	ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP

1.1. Consolidation principles

ING Group comprises ING Groep N.V., ING Verzekeringen N.V., ING Bank N.V. and their group companies. The consolidated financial statements of ING Group include the financial statements of all companies that form an organizational and economic entity and which are controlled by ING Group. Control is presumed to exist when ING Group has, directly or indirectly through group companies, more than one half of the voting power or otherwise exercises effective control. The financial statements of these group companies are consolidated in full on a line-by-line basis, using uniform accounting principles. Third-party interests are presented separately in the consolidated balance sheet and profit and loss account.

     The financial data of joint ventures are included in proportion to the group’s interest where it is relevant to the understanding of ING Group’s shareholders’ equity and results. Intercompany financial relationships between the insurance and the banking operations ensuing from financing commitments are eliminated.

The parent company profit and loss account has been drawn up in accordance with Section 402, Book 2, of the Dutch Civil Code. A list containing the information referred to in Section 379 (1) and Section 414, Book 2, of the Dutch Civil Code has been filed with the office of the Commercial Register of Amsterdam, in accordance with Section 379 (5), Book 2, of the Dutch Civil Code.

1.2. Changes in presentation

Deferred acquisition costs

Until 2001 the amortization of the deferred acquisition costs (DAC) on insurance policies was counted for as part of the operating expenses of the insurance operations. In order to have a better view on the development of the manageable operating expenses it has been decided to transfer the amortization of the DAC to Underwriting expenditure. The comparable figures have been adjusted accordingly.

1.3. Changes in the composition of the group

Impact most significant changes in composition of the group :

	Before	After		Before	After
	acquisition/	acquisition/	2002	acquisition/	acquisition/	2001
Amounts in million of euros	disposal	disposal	Impact	disposal	disposal	Impact
Assets	711,818	716,370	4,552	703,733	705,119	1,386
Liabilities	692,777	698,116	5,339	681,115	683,605	2,490
Shareholders’ equity	19,041	18,254	(787)	22,618	21,514	(1,104)
Net profit for the period	4,033	4,500	467	4,587	4,577	(10)

The impact of a change in the composition of the group is defined as the change in assets, liabilities, shareholders’ equity or net profit resulting from the acquisition or disposal of a group company, compared to the situation where no acquisition or disposal took place. The impact is included in the financial year in which the acquisition or disposal took place.

In 2002, ING Group acquired a 49% stake in Sul América, a leading insurance company in Brazil thus strengthening the existing partnership. As a result of the transaction ING’s total investment in Sul América consists of EUR 188 million in cash, plus its 49% stake in SulAet (a joint venture formed in 1997) as well as the combined asset management operations (ING Investment Management Brazil). The goodwill amounted to EUR 245 million and is charged to Shareholders’ equity. The interest in Sul América is included as a participating interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

In 2002, ING Group increased its 49% stake in DiBa to a 70% interest by acquiring a further share participation in DiBa from BGAG, the investment company of a number of German trade unions. ING Group has an option to acquire the remaining 30%. The figures of DiBa are fully consolidated, without deduction of a third-party interest.

The total purchase price of the additional acquisition amounted to EUR 573 million. The goodwill amounted to EUR 532 million and is charged to Shareholders’ equity.

In 2002, ING Group and ANZ, one of Australia’s major banks, have formed a funds management and life insurance joint venture called ING Australia. The company is 51%-owned by ING and 49%-owned by ANZ.

As part of the transaction, the new joint venture acquired net assets from ANZ. This resulted in goodwill of EUR 169 million that is charged to Shareholders’ equity. Furthermore, ING Group contributed net assets to the new joint venture, which resulted in a net result of EUR 469 million. From this amount, EUR 247 million has been used for financing acquisitions and has therefore been accounted for as non- operational profit. The remainder of EUR 222 million has been recorded as operational profit.

In 2002, ING Group closed the purchase of an additional 24% stake in ING Vysya Bank in India increasing its interest to 44%. The total purchase price of the additional acquisition amounted to EUR 73 million. The goodwill amounted to EUR 55 million and is charged to Shareholders’ equity. As ING Group currently enjoys management control, ING Vysya Bank has been consolidated.

In 2002, ING Group acquired car lease company Toplease. The total purchase price of the acquisition amounted to EUR 111 million. The goodwill amounted to EUR 70 million and is charged to Shareholders’ equity.

In 2001, ING Group increased its shareholding in Seguros Comercial América, an insurance company based in Mexico, from 42% to 100%. SCA was de-listed from the Mexican stock exchange effective November 9, 2001. The total purchase price of the additional acquisition amounted to EUR 1,134 million, including EUR 584 million assumed debt. The acquisition was partly financed by the sale of shares. The goodwill amounted to EUR 1,015 million and is charged to Shareholders’ equity. As from July 1, 2001, the results of Seguros Comercial América have been fully consolidated in the financial statements of ING Group. All retail operations of ING in Mexico now operate under the name ING Comercial América.

In 2001, ING Group increased its shareholding in Bank Slaski, based in Poland, from 55.0% to 82.8% for an amount of EUR 187 million. Bank Slaski has been merged with ING Bank Warsaw as from September 1, 2001. The combined bank, in which ING holds 88%, operates under the brand name ING Bank Slaski. Goodwill amounted to EUR 118 million and is charged to Shareholders’ equity.

1.4. Critical accounting policies

ING Group has identified the accounting policies that are most critical to its business operations and the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, provisions for loan losses, the determination of the fair values of financial assets and liabilities, and the determination of impairments. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Insurance provisions and DAC

Insurance provisions represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims.

Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy, except in case of loss recognition.

Insurance provisions for universal life, variable life and annuity contracts, unit linked contracts, etc. are generally set equal to the balance that accrues to the benefit of the policyholders. Certain variable annuity products contain minimum guarantees on the amounts payable upon death and/or maturity. The insurance provisions include the impact of these minimum guarantees, taking into account the difference between the potential minimum benefit payable and the total account balance, expected mortality and surrender.

Claims reserves on non-life insurance are determined on a case-by-case basis, based on the facts known at the time provisions are established, and are periodically adjusted to recognize the estimated ultimate cost of a claim. In addition, so-called “IBNR” reserves are set to recognize the estimated cost of losses that have occurred but which have not yet been notified.

Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance business that are deferred and amortized. The deferred costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. DAC is amortized over the life of the underlying contracts. Included in DAC is also Value of Business Acquired (VOBA), which is in nature similar to DAC. VOBA is an asset that represents the present value of estimated net cash flows embedded in the contracts of an acquired company, which existed at the time the company was acquired by ING Group.

For traditional life insurance contracts DAC is amortized over the premium payment period in proportion to the premium revenue recognition.

For flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. The estimates and the assumptions are reassessed at the end of each reporting period.

DAC and VOBA are evaluated for recoverability at issue/acquisition and subsequently at the end of each reporting period. The value of these assets is reduced to the extent that the evaluation of recoverability indicates that these are not fully recoverable in future years. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. The growth rate assumption is currently 9% gross (8% net). Lower expected profits – e.g. reflecting stock market weakness and a lower level of assets under management – may cause a higher amortization of DAC due to the catch-up of amortization in old and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.

In each case, the establishment of insurance provisions and DAC is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends.

Provisions for loan losses

Management regularly assesses the adequacy of the provisions for loan losses by performing ongoing evaluations of the loan portfolio. A formal analysis of specifically identified loans takes place every quarter, including evaluation of economic risks associated with each loan, the current financial condition of the borrower, the economic environment in which the borrower operates, the level of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

delinquent loans and the value of collateral. Credit ratings are assigned to the borrowers by allocating all outstanding loans into various Risk Rating categories on a regular basis.

In determining the amount of the provisions, corporate loans are assessed on a case-by-case basis and the following factors are considered:

–	the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of ING Group’s commitments to the customer;

–	the realizable value of any security for the loan; and

–	the costs associated with obtaining repayment and realization of any such security.

For certain homogeneous groups of small personal and corporate loans, provisions are assessed using statistical techniques.

ING Group also maintains an unallocated provision for loan losses that is required to adequately capture various subjective and judgmental aspects of credit risk assessment that are not considered on an individual basis. Considerable judgement is exercised in determining the extent of the provision and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit and geographical concentration trends. Changes in such judgements and analyses may lead to changes in provisions over time.

Fair value of financial assets and liabilities

Fair value determinations for financial assets and liabilities are based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management’s estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

Impairments

The carrying value of all assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. The determination of impairment is specifically relevant to the investments in equity securities and fixed interest securities.

In order to determine whether negative revaluations on equity securities represent impairment, all equity securities for which the market value has been significantly below cost price for a considerable period of time are individually reviewed. A distinction is made between negative revaluations due to general market fluctuations and due to issuer-specific developments. The impairment review focuses on issuer specific developments regarding financial condition and future prospects, taking into account the intent and ability to hold the securities under the Group’s long term investment strategy. In order to determine whether investments in fixed interest securities are impaired, all fixed interest securities for which the market value has been significantly below cost price for a considerable period of time are individually reviewed. Distinction is made between negative revaluations due to general interest rate and other market fluctuations and due to issuer-specific developments. The impairment review focuses on issuer specific developments regarding financial condition and prospects of the issuer identifying whether repayment of interest and principal is expected, taking into account the intent and ability to hold the securities under the Group’s long term investment strategy.

Although all individual securities are reviewed to ensure that no material impairments are required to be charged to the profit and loss account, the identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after the balance sheet date may indicate that certain unrealized losses that existed as of the balance sheet date will result in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

impairment in future periods, resulting in a negative impact on the profit and loss account for future periods.

1.5. Principles of valuation and determination of results

1.5.1. General principles

1.5.1.1. Recognition

An asset is recognized in the balance sheet when it is probable that the future economic benefits will flow to the enterprise and the asset can be measured reliably. A liability is recognized in the balance sheet when it is probable that an outflow of resources embodying economic benefits will result from the settlement of a present obligation and the amount at which the settlement will take place can be measured reliably. If the criteria for recognition are no longer met, the assets and liabilities are derecognized.

Income is recognized in the profit and loss account when an increase in future economic benefits related to an increase in an asset or a decrease of a liability has arisen that can be measured reliably. Expenses are recognized in the profit and loss account when a decrease in future economic benefits related to a decrease in an asset or an increase of a liability has arisen that can be measured reliably.

1.5.1.2. Valuation

Assets and liabilities are shown at face value except where a different valuation principle is stated below.

1.5.1.3. Use of estimates

The preparation of the annual accounts necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities as at balance sheet date as well as reported income and expenses for the year. The actual outcome may differ from these estimates.

1.5.1.4. Foreign currencies

General

The euro is the reporting currency of ING Group. Assets and liabilities in foreign currencies are translated at the spot mid-rates (Amsterdam exchange rates) prevailing on the balance sheet date. Non-monetary items which are expressed in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction. Income and expenses arising from foreign currency transactions are translated at the rates prevailing on the transaction date.

The following exchange differences are credited or debited, net of any related taxes, to Shareholders’ equity:

–	exchange differences on participating interests, investments and liabilities assumed in connection with their financing;

–	exchange differences on insurance provisions and on investments serving to cover these liabilities;

–	exchange differences on loans serving to hedge exchange rate risks on foreign interests and investments.

All other exchange differences are taken to the profit and loss account.

Forward foreign exchange contracts

Forward foreign exchange contracts connected to borrowing and lending positions are translated at the spot mid-rates prevailing on the balance sheet date. Differences between the spot rates prevailing on the balance sheet date and on the contract date are taken to the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Differences between the valuations at the forward rate and the spot rate at the contract date are amortized and charged to the profit and loss account in proportion to the expired part of the terms of the contracts concerned.

The other forward foreign exchange contracts are valued at the market quotations for their remaining terms at the balance sheet date. In general, differences resulting from revaluations are taken to the profit and loss account.

Exchange differences on forward foreign exchange contracts serving to hedge exchange rate risks on participating interests and investments are taken to Shareholders’ equity.

Business units outside the euro zone

Assets and liabilities of business units outside the euro zone are translated at the closing rate prevailing on the balance sheet date. Income and expenses of business units outside the euro zone (excluding business units in countries with hyperinflation) are translated at average exchange rates for the year. The financial statements of a business unit that reports in the currency of a hyperinflationary economy, are restated for the influences of inflation before translation into euros. Income and expenses of business entities in countries with hyperinflation are translated at the closing rate prevailing on the balance sheet date.

Exchange differences on assets and liabilities of business units outside the euro zone are credited or debited, net of any related taxes, to Shareholders’ equity, except for exchange differences on monetary assets and liabilities of business units in countries with hyperinflation. These differences are taken to the profit and loss account.

Exchange differences on results arising from differences between the spot rates on the balance sheet date and the average rates for the year are taken to Shareholders’ equity.

1.5.1.5 Geographical analyses

The geographical analyses of assets, liabilities, income and expenses in the notes to the consolidated balance sheet and profit and loss account are based on the location of the office from which the transactions are originated.

1.5.1.6 Analysis of insurance business

Where amounts in respect of insurance business are analyzed into “life” and “non-life”, health and disability insurance business is included in “non-life”.

1.5.1.7. Derivatives

Derivatives are stated at fair value. Changes in the fair value are included in the profit and loss account. However, derivatives serving to hedge the risks on own positions are recognized in accordance with the accounting principles of the hedged items.

1.5.1.8. Hedge accounting

Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the positions being hedged. Hedging instruments are accounted for in accordance with the accounting principles of the hedged item.

1.5.1.9. Impairments

The carrying value of Tangible fixed assets, Participating interests and Investments is reviewed to ascertain whether there has been a permanent diminution in value. These impairments are assessed on an individual basis and are taken to the profit and loss account immediately. However, impairments of assets carried at revalued amounts are first charged directly to any revaluation reserve for these assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

1.5.1.10. Receivables

Receivables are carried at the face value less any diminution in value deemed necessary to cover the risk of uncollectibility.

1.5.1.11. Investment and trading portfolios

The investment portfolio comprises those assets which are intended for use on a continuing basis and have been identified as such. These investments are held in order to cover the insurance provisions and to manage interest rate, capital and liquidity risks.

Positions held with trading intent are those held intentionally for short-term resale and/or with the intent of benefiting from actual or expected short-term price movements or to lock in arbitrage profits, and positions held through matched principal broking and market making.

If, due to a change in management’s intent, transfers are made between investment and trading portfolios, these assets are remeasured to fair value and gains and losses are accounted for in accordance with the accounting principles applicable to the portfolio in which the assets were originally held.

1.5.1.12. Leases

Assets held under a lease for which substantially all the risks and rewards are transferred to the lessee (finance lease) are reported in the balance sheet at net present value. Income from a finance lease is recognized in the profit and loss account over the lease term in proportion to the funds invested. Income from an operating lease is recognized over the lease term in the profit and loss account. Lease payments under an operating lease are recognized as an expense in the profit and loss account over the lease term.

1.5.1.13. Reinsurance

Reinsurance premiums, commissions and claim settlements, as well as provisions relating to reinsurance, are accounted for in the same way as the original contracts for which the reinsurance was concluded. Receivables as a consequence of reinsurance are deducted from the liabilities relating to the original insurance contracts.

1.5.2. Specific principles

1.5.2.1. Acquisition and disposal of group companies and goodwill

ING Group’s acquisitions are accounted for under the purchase method of accounting, whereby the cost of the acquisitions is allocated to the fair value of the assets and liabilities acquired. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and ING Group’s interest in the fair value of the acquired assets and liabilities as at the date of acquisition, is debited to Shareholders’ equity. The results of the operations of the acquired companies are included in the profit and loss account from their respective dates of acquisition.

Adjustments to the fair value as of the date of acquisition of acquired assets and liabilities that are identified before the end of the first annual accounting period commencing after acquisition are recorded as an adjustment to goodwill; any subsequent adjustment is recognized as income or expense.

On disposal of group companies, the difference between the sale proceeds and cost is included in the profit and loss account; for disposals within five years of acquisition, goodwill is adjusted on a pro-rata basis.

1.5.2.2. Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The cost of these assets is depreciated on a straight-line basis over their estimated useful lives, which are as follows: data

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

processing equipment 2 to 5 years and other movable fixed assets 4 to 10 years. Expenditures for maintenance and repair are charged to the profit and loss account as incurred. Expenditure incurred on major improvements is capitalized and depreciated.

On disposal of these assets, the difference between the proceeds on disposal and net book value is recognized in the profit and loss account.

1.5.2.3. Participating interests

Investments in associates

Participating interests in which a significant influence is exercised over the financial and operating policy are stated at net asset value. ING Group’s share in the results of these investments in associates is recognized in the profit and loss account.

Investments in other participating interests

Investments in other participating interests are stated at fair value. Each year, the net asset value of the investment is determined, which approximates the fair value. Dividends received are credited to the profit and loss account. Changes due to revaluation are credited or debited to Shareholders’ equity.

1.5.2.4. Investments

Realized gains and losses on investments

Realized gains and losses on investments are determined as the difference between the sale proceeds and the cost based on a weighted average basis.

Land and buildings and shares and convertible debentures

Investments in land and buildings as well as shares and convertible debentures held for the group’s own risk, are stated at fair value as at balance sheet date. Changes in the carrying amount resulting from revaluations of these investments are credited or debited to Shareholders’ equity, allowing for taxation where necessary. On disposal of these investments, the difference between the sale proceeds and cost is recognized in the profit and loss account.

Valuations of investments in land and buildings are made by rotation in such a way as to ensure that all properties are appraised at least once every five years. Value-enhancing investments in existing properties made since the last valuation are capitalized at the cost of the investment until the next valuation. Land and buildings are not depreciated.

Land and buildings under construction are stated at the direct purchase and construction cost incurred up to the balance sheet date plus interest during construction and the group’s own development and supervision expenses, where necessary less any expected diminution in value on completion.

Fixed-interest securities

Fixed-interest securities are stated at redemption value. The difference between redemption value and purchase price is amortized over the weighted average remaining term of the investments concerned, either credited or debited to the profit and loss account.

Fixed-interest securities on which interest is not received annually and on which the redemption value is paid out as a lump sum on maturity (such as ‘climbing’ loans, zero-coupon bonds and savings certificates) are included at purchase price plus the proportion of the difference between purchase price and redemption value related to the period elapsed since the date of purchase.

Investments in interest-only securities are initially included at purchase price. Each year, the interest income decreases in proportion to the decline in the net book value of the interest-only security over its remaining term.

Investments in principal-only securities are stated at purchase price plus the proportion of the difference between purchase price and redemption value related to the period elapsed since the date

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

of purchase, calculated on the basis of compound interest. The increase in value is included in the profit and loss account as interest income.

Yield differences

The results on disposal of fixed-interest securities, i.e. the differences between the proceeds on disposal and the carrying amount of the investments sold, are shown as yield differences. Results on disposal of derivatives related to the investments concerned are likewise shown as yield differences. Allowing for the weighted average remaining term of the investment portfolio, these yield differences are included in the profit and loss account as interest income. Results on disposal due to a structural reduction of investments are included directly in the profit and loss account, including the results on disposal of the related derivatives.

Interests in investment pools

Interests in investment pools are stated in accordance with the valuation principles of the pools concerned.

Investments for risk of policyholders and investments of annual life funds

In the valuation of these investments, the same principles are generally applied as those pertaining to the valuation of investments held for the group’s own risk. However, fixed-interest securities directly linked to life policy liabilities and the annual funds of the annual life fund operations are stated at fair value plus accrued interest where relevant.

Life insurance products

In the case of life insurance products, where there is a relationship between the value of the investments and the level of the insurance provisions, differences resulting from revaluations, realized or unrealized, are initially taken to the profit and loss account. Subsequently, these revaluations are included either in Provision for life policy liabilities or Insurance provisions for policies for which the policyholders bear the investment risk and for annual life funds.

Repurchase transactions and reverse repurchase transactions

Fixed-interest securities, shares and convertible debentures, which have been sold with an agreement to repurchase (repurchase transactions), are included as assets in the balance sheet.

Fixed-interest securities, shares and convertible debentures, which have been acquired in reverse sale and repurchase transactions, are not recognized in the balance sheet.

Securities borrowing and lending

Fixed-interest securities, shares and convertible debentures, which are lent out, are included in the balance sheet. Fixed-interest securities, shares and convertible debentures, which are borrowed, are not recognized in the balance sheet.

1.5.2.5. Lending and Banks

Lending and Banks refer to receivables from non-banks and banks that are carried at face value less any diminution in value (impairment) deemed necessary to cover the risk of uncollectibility. Receivables are impaired if it is probable that the principal and interest contractually due will not be collected. In general, to determine the amount of this impairment (provision for loan losses), the degree of risk of uncollectibility is assessed:

–	per individual loan, taking into account among other things amounts outstanding at year-end, the financial position, results and cash-flow information of the debtor, the payment history and the value of the collateral;

–	per group of loans subdivided by country, taking into account country-specific risk percentages;

–	per group of loans subdivided by the degree of risk of uncollectibility (risk classification), determined on the basis of a wide range of aspects with regard to creditworthiness and taking into account empirically determined risk percentages for each risk category.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The net amounts added to or withdrawn from these provisions are included in the profit and loss account.

When a borrower is in default as regards repayment of principal or payment of interest for 90 days or when, in the judgement of management, the accrual of interest should cease before 90 days, such a loan is given non-accrual status. Any accrued but unpaid interest is reversed and charged to current period interest revenue. Interest payments received during the period are recorded as interest income on a cash basis.

Receivables are written off and charged against the provision for loan losses when all the necessary legal procedures have been completed and the amount of the loss is finally determined.

1.5.2.6. Other assets

Assets that are part of the trading portfolio are stated at fair value, which generally means quoted prices. Changes in the fair value, both realized and unrealized, on these assets are included in the profit and loss account.

Fixed-interest securities in the trading portfolio repurchased after issue by group companies and equity participations are stated at the lower of cost and fair value. Unrealized losses and results on disposal of equity participations are included in the profit and loss account.

Computer software that has been purchased or generated internally for internal use is capitalized and amortized on a straight-line basis over its useful life. This period will generally not exceed three years.

Property under development is held with the intention to sell to third parties and is valued at direct construction cost incurred up to the balance sheet date, including interest during construction and the group’s own development and supervision expenses. Rented property and infrastructure works are valued at the estimated proceeds on private sale or the contractually agreed selling price. The difference between the net proceeds on disposal and cost of property under development, rented property and infrastructure works and any downward value adjustments are reflected in the profit and loss account.

1.5.2.7. Accrued assets

Direct variable costs for the acquisition of life insurance policies, for which periodic premiums will be receivable, are deferred and amortized over the average period for which these premiums will be received, with allocation to such periods being made on an annuity basis. Costs of acquiring non-life insurance business which vary with and are primarily related to the production of such business are deferred and amortized equally over the period of the insurance.

1.5.2.8. General provisions

General

A general provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, whereas the timing or the amount is uncertain. Unless stated otherwise below, general provisions are discounted using a pre-tax discount rate to reflect the time value of money.

Deferred tax liabilities

Deferred corporate tax is stated at face value and is calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax base based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. A deferred tax asset is recognized for the carryforward of unused tax losses to the extent that it is probable that future taxable profits will be available for compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The effect of dividend withholding tax is not taken into account in respect of the valuation of retained earnings of participating interests.

Pension liabilities and other staff-related liabilities

Provisions for pension liabilities and other staff-related liabilities are calculated using the projected unit credit method of actuarial cost allocation. In accordance with this method, the discounted value of the pension liabilities and other staff-related liabilities is determined on the basis of the active period of service up to the balance sheet date, the projected salary at the expected retirement date and the market yields at the balance sheet date on high quality corporate bonds.

In order to distribute expenses for pensions and other staff-related expenses evenly over the years, these expenses are calculated using the expected rate of return on plan assets. Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognized in the profit and loss account, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is amortized and charged to the profit and loss account over employees remaining working lives. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.

Weighted averages of basic actuarial assumptions in annual % as at December 31 :

	2002	2001	2000
Discount rates	6.00	6.25	6.25
Expected rates of salary increases (excluding promotional increase)	2.75	3.00	3.00
Medical cost trend rates	3.75	3.75	2.50
Consumer price inflation	2.25	2.25	2.25

The expected rate of return for 2002 on plan assets was 7.50% (2001: 7.75%; 2000: 7.75%).

The expected rate of return on plan assets was weighted by the fair value of these assets. All other assumptions were weighted by defined benefit obligations.

1.5.2.9. Insurance provisions

Provision for life policy liabilities

The Provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts.

The as yet unamortized interest-rate rebates on periodic and single premium contracts are deducted from the Provision for life policy liabilities. Interest-rate rebates granted during the year are capitalized and amortized in conformity with the anticipated recovery pattern and are debited to the profit and loss account.

The adequacy of the Provision for life policy liabilities is evaluated each year and adjusted if necessary with a provision for any shortfall due to the applied principles. The adequacy test takes into account future developments and allows for remaining unamortized interest-rate rebates and deferred acquisition costs.

Provision for unearned premiums and unexpired insurance risks

The provision is calculated in proportion to the unexpired periods of risk. For insurance policies covering a risk increasing during the term of the policy at premium rates independent of age, this risk is taken into account in determining the provision. Further provisions are made to cover claims under unexpired insurance contracts which may exceed the unearned premiums and the premiums due in respect of these contracts.

Claims provision

The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported and for future claims

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques.

Other insurance provisions

These include the provision to cover the risk of possible catastrophes.

Insurance provisions for policies for which the policyholders bear the investment risk and for annual life funds

The Insurance provisions for policies for which the Policyholders bear the investment risk and for annual life funds are for the segregated investment deposits calculated on the same basis as the provision for life policy liabilities.

For insurances for which policyholders bear the investment risk and for annual life funds, the insurance provisions are generally shown at the balance sheet value of the associated investments.

1.5.2.10. Other liabilities

Liabilities that are part of the trading portfolio are stated at fair value, which generally means quoted prices. Changes in the fair value, both realized and unrealized, on these liabilities are included in the profit and loss account.

1.5.2.11. Contingent liabilities

Contingent liabilities are commitments or risks of which it is more likely than not that no outflow from ING Group of resources embodying economic benefits will occur. The underlying value of these commitments or risks is not recorded as a liability in the balance sheet.

1.5.2.12. Revenue recognition

Premium income

Premiums from life insurance policies are recognized as revenue when due from the policyholder. For non-life insurance policies, premium income is recognized on a pro-rata basis over the term of the related policy coverage.

Interest income

Interest income is recognized in the profit and loss account for all interest-bearing instruments on an accrued basis. Interest income includes coupons earned on fixed-income investment and trading securities and amortization of accrued discounts and premiums and yield differences.

Commission

Fees and commissions from banking and asset management services are recognized in the profit and loss account over the period in which the related services are performed. Fees and commissions with the nature of interest are deferred and amortized on a time-proportionate basis that takes into account the effective yield on the related asset, and are recognized under interest income.

1.5.2.13. Taxation

Taxation is calculated on the result before taxation shown in the annual accounts, taking into account tax-allowable deductions, charges and exemptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

1.6. Accounting principles for the consolidated statement of cash flows of ING Group

The cash flow statement has been drawn up in accordance with the indirect method, distinguishing between cash flows from operating, investing and financing activities.

Cash flows in foreign currencies are translated at the average exchange rates for the year. Where the balance of items in the cash flow statement does not correspond to the movements in the relevant balance sheet items, this is mainly due to differences on translation.

In the net cash flow from operating activities, the result before taxation is adjusted for those items in the profit and loss account and movements in balance sheet items which do not result in actual cash flows during the year.

The net cash flow shown in respect of Lending only relates to transactions involving actual payments or receipts. The Additions to the provision for loan losses which is deducted from the item Lending in the balance sheet has been adjusted accordingly for the result before taxation and is shown separately in the cash flow statement.

The investments in and disposals of participating interests have been included in the cash flow from investing activities at cost/sales price, insofar as payment was made in cash. The cash assets of the consolidated participating interests concerned have been eliminated from the cost/sales price.

Cash dividends are included in the cash flow from financing activities.

Included in Cash are those assets which can be converted into cash without restriction and without material risk of diminution in value as a result of the transaction.

The difference between the net cash flow in accordance with the cash flow statement and the movement in Cash in the balance sheet is due to exchange differences and is separately accounted for as part of the reconciliation of the net cash flow and the balance sheet movement in cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.     NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP

ASSETS

2.1. Tangible fixed assets

	2002	2001
Data-processing equipment	435	396
Other movable fixed assets	980	1,636

	1,415	2,032

Opening balance	2,032	2,129
Additions	919	897
Changes in the composition of the group	3	8
Disposals	(963)	(504)
Depreciation	(502)	(527)
Exchange differences	(74)	29

Closing balance	1,415	2,032

Gross carrying amount as at December 31	3,549	4,593
Accumulated depreciation as at December 31	2,134	2,561

	1,415	2,032

2.2. Participating interests

	2002			2001
	Ownership	Balance	Estimated	Ownership	Balance	Estimated
	(%)	sheet value	fair value	(%)	sheet value	fair value
Name of investee
Investments in associates:
Allgemeine Deutsche Direktbank A.G				49	69	69
Atlas Investeringsgroep N.V	33	22	22	33	27	27
Postkantoren B.V	50	49	49	50	48	48
De Goudse Verzekeringen N.V	20	34	34	20	34	34
Q-Park N.V	20	63	63	22	52	52
Seguros Bital, S.A. de C.V.
(Grupo Financiero Bital)	49	22	120
Vesteda	25	722	722
Other investments in associates		839	844		1,028	1,012

		1,751	1,854		1,258	1,242
Investments in other participating interests		952	952		1,202	1,202

Total investments in participating interests		2,703	2,806		2,460	2,444
Receivables from participating interests		180	180		168	168

		2,883	2,986		2,628	2,612

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The balance sheet value of Participating interests as at December 31, 2002 included revaluations of EUR 177 million (2001: EUR 288 million). The cost of these Participating interests amounted to EUR 2,963 million (2001: EUR 2,172 million).

Movements in participating interests:

	2002	2001	2002	2001	2002	2001
	Associates		Other		Receivables
			participating		from
			interests		participating
					interests
Opening balance	1,258	1,017	1,202	1,249	168	106
Additions and advances	1,082	1,568	319	217	50	64
Changes in the composition of the group		51		13	(9)	5
Transition to group companies and investments	(198)	95	(390)	(80)
Revaluations	(268)	(1,313)	(85)	358
Movements in provision for credit risk exposure					(1)	(1)
Results from participating interests	134	54
Dividends received	(161)	(46)
Disposals and redemptions	(101)	(192)	(85)	(586)	(27)	(6)
Exchange differences	5	24	(9)	31	(1)

Closing balance	1,751	1,258	952	1,202	180	168

2.3. Investments

Investments per type:

	2002	2001
Land and buildings, including commuted ground rents	10,951	10,541
Shares and convertible debentures	12,278	19,502
Fixed-interest securities	209,878	194,543
Investments for risk of policyholders and investments of annual life funds	64,281	82,743
Other investments	193	117

	297,581	307,446

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in investments (except for Other investments):

	2002	2001	2002	2001	2002	2001	2002	2001
	Land and buildings		Shares and		Fixed-		Investments
			convertible		interest		for risk of
			debentures		securities		policyholders
							and investments
							of annual life funds
Opening balance	10,541	10,890	19,502	22,152	194,543	162,062	82,743	81,947
Additions and advances	1,073	729	7,721	8,485	295,055	259,450	40,691	71,054
Changes in the composition of the group		91	(67)	317	1,299	5,205		3
Transfer from other assets	313				278
Yield differences					(2,112)	52
Revaluations	302	438	(3,625)	(3,463)
Impairments	(1)	(33)	(292)	(3)
Disposals and redemptions	(966)	(1,647)	(10,474)	(8,118)	(261,384)	(235,537)	(41,778)	(67,857)
Exchange differences	(321)	63	(487)	132	(17,801)	3,311	(8,598)	2,682
Other movements	10	10					(8,777)	(5,086)

Closing balance	10,951	10,541	12,278	19,502	209,878	194,543	64,281	82,743

Non-income-producing investments

Investments in connection with the insurance operations with a combined carrying value of EUR 340 million (2001: EUR 24 million) were non-income-producing for the year ended December 31, 2002.

Concentrations

As at December 31, 2002, ING Group had investments in shares and fixed-interest securities of ABNAMRO Holding N.V. with a carrying value that exceeded 10% of Shareholders’ equity. The total investment amounted to EUR 2,887 million (2001: EUR 3,378 million) and comprised EUR 2,719 million in shares (2001: EUR 3,187 million) and EUR 168 million (2001: EUR 191 million) in fixed-interest securities.

Land and buildings by insurance and banking operations:

	2002	2001	2002	2001	2002	2001
	Insurance		Banking		Total
	operations		operations
Land and buildings wholly or partially in use by group companies	1,061	1,092	1,820	2,302	2,881	3,394
Other land and buildings	6,181	7,147	1,889		8,070	7,147

	7,242	8,239	3,709	2,302	10,951	10,541

The balance sheet value as at December 31, 2002 included revaluations of EUR 1,806 million (2001: EUR 1,950 million). The cost or purchase price amounted to EUR 9,145 million (2001: EUR 8,591 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Appraisal of land and buildings during the last five years (in Percentages):

Years of appraisal
2002	47
2001	11
2000	13
1999	10
1998	19

100

Shares and convertible debentures by insurance and banking operation:

	2002	2001	2002	2001	2002	2001
	Insurance		Banking		Total
	operations		operations
Listed	9,999	15,046	1,244	2,877	11,243	17,923
Unlisted	1,025	1,579	10		1,035	1,579

	11,024	16,625	1,254	2,877	12,278	19,502

Revaluation of shares and convertible debentures:

	2002	2001
Purchase price	11,596	14,167
Revaluation: – Gross unrealized gains	2,785	6,501
– Gross unrealized losses	2,103	1,166

	12,278	19,502

As at December 31, 2002, the balance sheet value included shares and convertible debentures which were lent or sold in repurchase transactions amounted nil (2001: EUR 76 million) and EUR 1 million (2001: EUR 17 million), respectively.

Borrowed shares and convertible debentures are not recognized in the balance sheet and amounted EUR 9 million as at December 31, 2002 (2001: EUR 319 million).

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

Fixed-interest securities by insurance and banking operations:

	2002	2001	2002	2001
	Balance sheet value		Estimated fair value
Insurance operations
Debentures and fixed-interest securities	90,334	90,204	95,770	92,360
Private loans	7,662	9,233	8,285	9,715
Mortgage loans	26,993	26,812	28,408	27,156
Other fixed-interest securities	7,070	6,936	7,091	6,923

	132,059	133,185	139,554	136,154
Banking operations
Debentures and options	74,835	63,110	78,063	64,322
Other fixed-interest securities	4,244	158	4,244	158

	79,079	63,268	82,307	64,480
Eliminations	1,260	1,910	1,309	1,900

	209,878	194,543	220,552	198,734

The cost of investments in Fixed-interest securities amounted to EUR 210,123 million as at December 31, 2002 (2001: EUR 194,044 million).

As at December 31, 2002, an amount of EUR 192,722 million (2001: EUR 176,937 million) was expected to be recovered or settled after more than one year from the balance sheet date.

The balance sheet value of Debentures and options in connection with the banking operations as at December 31, 2002 included EUR 2,674 million (2001: EUR 2,544 million) in respect of short-dated government paper.

The balance sheet value as at December 31, 2002 included EUR 528 million (2001: EUR 572 million) in respect of listed securities issued by the group.

As at December 31, 2002, the balance sheet value included fixed-interest securities which were lent or sold in repurchase transactions amounting to EUR 1,077 million (2001: EUR 528 million) and EUR 4,424 million (2001: EUR 1,410 million), respectively.

Borrowed fixed-interest securities are not recognized in the balance sheet and amounted to EUR 114 million as at December 31, 2002 (2001: EUR 56 million).

Investments for risk of policyholders and investments of annual life funds:

	2002	2001
Land and buildings	21	85
Shares and convertible debentures	53,099	73,576
Fixed-interest securities	9,948	7,898
Other investments	1,213	1,184

	64,281	82,743

The cost of Investments for risk of policyholders and investments of annual life funds as at December 31, 2002 was EUR 64,646 million (2001: EUR 84,781 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts are in millions of euros, unless otherwise stated

2.4. Lending

Lending is subject to credit risk, which means the risk of suffering losses following default by a debtor or counterparty. Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect groups of counterparties whose aggregate exposure is material in relation to ING Group’s total exposure. Although ING Group’s portfolio of financial instruments is broadly diversified along industry and product lines, material transactions are completed with other financial institutions. Additionally, mortgages and loans in the Netherlands represent areas of significant credit exposure.

Lending analyzed by security:

	Nether-	Inter-	2002	Nether-	Inter-	2001
	lands	national	Total	lands	national	Total
Loans guaranteed by public authorities	8,013	15,750	23,763	8,949	13,398	22,347
Loans secured by mortgages	86,932	31,260	118,192	78,789	19,502	98,291
Loans guaranteed by credit institutions	1,184	6,782	7,966	940	6,286	7,226
Other personal lending	8,201	6,810	15,011	3,738	3,259	6,997
Other corporate loans	42,083	82,256	124,339	33,997	89,787	123,784

	146,413	142,858	289,271	126,413	132,232	258,645
Provision for loan losses	(999)	(3,824)	(4,823)	(909)	(3,522)	(4,431)

	145,414	139,034	284,448	125,504	128,710	254,214

Lending analyzed by non-subordinated and subordinated receivables:

	2002	2001
Non-subordinated	283,914	253,714
Subordinated	534	500

	284,448	254,214

Lending analyzed by industry:

	2002	2001
Private sector:
– agriculture, horticulture, forestry and fisheries	1,552	1,967
– manufacturing	34,999	25,975
– service industry	58,303	54,768
– financial institutions	63,679	55,298
– other	111,861	106,726

	270,394	244,734
Public authorities	14,054	9,480

	284,448	254,214

As at December 31, 2002, assets held under finance lease contracts amounted to EUR 6,864 million (2001: EUR 6,094 million) and assets held under operating lease contracts amounted to EUR 4,248 million (2001: EUR 2,661 million).

As at December 31, 2002, the balance sheet value of receivables included in Lending, of which interest income was not recognized in the profit and loss account because realization of the interest income is almost certainly not to be expected, amounted to EUR 315 million (2001: EUR 317 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2002, Lending included receivables with regard to securities which have been acquired in reverse sale and repurchase transactions related to the banking operations amounting to EUR 38,282 million (2001: EUR 26,377 million).

Provision for loan losses

The provision for loan losses is allocated to Lending, Banks and other assets.

Allocation of the provision for loan losses to the various lending categories:

		Inter-	2002		Inter-	2001
	Netherlands	national	Total	Netherlands	national	Total
Loans secured by public authorities	31	47	78		68	68
Loans secured by mortgages	121	73	194	113	41	154
Loans guaranteed by credit institutions		43	43
Other personal lending	198	145	343	107	170	277
Other corporate loans	649	3,516	4,165	689	3,243	3,932

Allocated to Lending	999	3,824	4,823	909	3,522	4,431
Allocated to Banks		47	47		43	43
Allocated to other assets	18	248	266	39	250	289

	1,017	4,119	5,136	948	3,815	4,763

Movements in provision for loan losses included in Lending, Banks and other assets:

	2002	2001
Opening balance	4,763	4,501
Changes in the composition of the group	98
Write-offs	(882)	(669)
Recoveries	33	39
Additions from:
– value adjustments to receivables	1,435	750
– interest income	105	122
Other movements	(416)	20

Closing balance	5,136	4,763

2.5. Banks

		Inter-	2002		Inter-	2001
	Netherlands	national	Total	Netherlands	national	Total
Loans and advances to banks	5,919	16,780	22,699	7,416	15,575	22,991
Cash advances, overdrafts and other balances due on demand	1,668	21,362	23,030	2,566	28,569	31,135

	7,587	38,142	45,729	9,982	44,144	54,126
Provision for loan losses			(47)			(43)

			45,682			54,083

As at December 31, 2002, Banks included receivables with regard to securities, which have been acquired in reverse sale and repurchase transactions amounting to EUR 13,942 million (2001: EUR 13,265 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2002, the non-subordinated receivables amounted to EUR 45,041 million (2001:EUR 53,972 million) and the subordinated receivables amounted to EUR 641 million (2001: EUR 111 million).

As at December 31, 2002, assets held under finance lease contracts amounted to EUR 101 million (2001: EUR 137 million) and assets held under operating lease contracts amounted to EUR 60 million (2001: EUR 12 million).

2.6. Cash

	2002	2001
Cash and bank balances	11,224	9,141
Call money of the insurance operations	197	123

	11,421	9,264

As at December 31, 2002, Cash and bank balances included cash and balances with central banks EUR 7,591 million (2001: EUR 6,846 million).

2.7. Other assets

	2002	2001
Trading portfolio	34,576	32,672
Equity participations	1,598	1,229
Property	1,684	1,901
Deferred tax assets	1,130	1,475
Receivables on account of direct insurance from:
– policyholders	2,790	2,924
– intermediaries	485	514
Reinsurance receivables	797	669
Pension assets and other staff-related assets	170
Other receivables	7,956	8,391

	51,186	49,775

As at December 31, 2002, an amount of EUR 18,912 million (2001: EUR 28,316 million) was expected to be recovered or settled after more than one year from the balance sheet date.

An analysis of pension assets/liabilities and other staff-related assets/liabilities is included under General provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Deferred tax assets as at December 31 by origin:

	2002	2001
Deferred tax assets relating to:
– insurance provisions	1,295	1,618
– other provisions	709	369
– unused tax losses carried forward	824	748
– other	1,027	452

	3,855	3,187
Deferred tax liabilities (offset by deferred tax assets) relating to:
– investments	257	19
– deferred acquisition costs	1,128	580
– general provisions	1,099	994
– other	241	119

	2,725	1,712
	1,130	1,475

Deferred tax assets in connection with unused tax losses carried forward:

	2002	2001
Total unused tax losses carried forward	6,314	4,139
Unused tax losses carried forward not recognized as a deferred tax asset	3,484	2,024

Unused tax losses carried forward recognized as a deferred tax asset	2,830	2,115
Average tax rate	29.1%	35.4%
Deferred tax asset	824	748

Total unused tax losses carried forward as at December 31, analyzed by expiration terms:

	2002	2001
– up to five years	1,167	663
– five to ten years	412	567
– ten to twenty years	2,359	963
– unlimited	2,376	1,946

	6,314	4,139

2.8. Accrued assets

	2002	2001
Accrued interest and rents	8,059	8,508
Deferred acquisition costs of insurance business	10,636	11,355
Other accrued assets	3,059	5,814

	21,754	25,677

As at December 31, 2002, Other accrued assets included options held by the group for the account and risk of customers amounting to EUR 68 million (2001: EUR 134 million). These are customers’ options, which are not segregated from the assets and liabilities of the group and, therefore, included in the balance sheet. The associated liability is included in Other liabilities.

As at December 31, 2002, an amount of EUR 10,915 million (2001: EUR 12,047 million) was expected to be recovered or settled after more than one year from balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Deferred acquisition costs of insurance business by geographical area:

	2002	2001	2002	2001	2002	2001
	Life insurance		Non-life insurance		Total

Netherlands	540	608	60	61	600	669
Belgium	57	61	13	12	70	73
Rest of Europe	217	235	3	3	220	238
North America	6,675	7,434	233	219	6,908	7,653
South America	23	29	3	2	26	31
Asia	2,788	2,669	2	2	2,790	2,671
Australia			23	21	23	21
Other	(1)	(1)			(1)	(1)

	10,299	11,035	337	320	10,636	11,355

Movements in Deferred acquisition costs of insurance business:

	2002	2001	2002	2001	2002	2001
	Life insurance		Non-life insurance		Total

Opening balance	11,035	10,393	320	260	11,355	10,653
Capitalized	2,272	2,478	162	83	2,434	2,561
Amortization	(1,454)	(1,444)	(94)	(82)	(1,548)	(1,526)
Changes in the composition of the group	(2)	(182)		55	(2)	(127)
Exchange differences	(1,616)	344	(49)	1	(1,665)	345
Transfer of portfolios	64	(554)	(2)	3	62	(551)

Closing balance	10,299	11,035	337	320	10,636	11,355

Included in Amortization for the year 2002 is an amount of EUR 281 million due to deferred acquisition costs unlocking.

EQUITY AND LIABILITIES

2.9. Shareholders’ equity

	2002	2001
Opening balance	21,514	25,274
Unrealized revaluations after taxation	(3,343)	(2,745)
Exchange differences	(1,041)	212

Net profit not recognized in the profit and loss account	(4,384)	(2,533)
Realized revaluations released to the profit and loss account	(1,051)	(1,233)
Write-off of goodwill	(1,176)	(1,908)
Net profit for the period	4,500	4,577
Dividend paid	(1,969)	(2,300)
Exercise of warrants and options	(2)	163

	17,432	22,040
Changes in ING Groep N.V. shares held by group companies	822	(526)

Closing balance	18,254	21,514

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.10.	Preference shares of group companies

Preference shares of group companies consists of noncumulative guaranteed trust preference shares which are issued by wholly owned companies of ING Groep N.V. These shares have a liquidation preference of a certain amount plus any accrued interest and unpaid dividend. Dividends with regard to these preference shares are accounted for, after taxation, in Third-party interests in the profit and loss account. These trust preference shares generally have no voting rights.

Preference shares of group companies:

			Liquidation
Number of			preference
Shares	Interest	Year of	per share	2002	2001
(in millions)	rate	issue	(in USD)	Balance sheet value
1.5	8.439	2000	1,000	1,431	1,695
10	9.2	2000	25	238	282
20	7.7	1999	25	477	565

				2,146	2,542

2.11.	Subordinated loans

In September 2001 ING Groep N.V. issued ING Perpetuals. This is a perpetual subordinated loan, amounting to EUR 600 million, with a fixed interest rate of 6.5%.
In 2002 ING Groep N.V. issued two subordinated loans: In July 2002 a 7.05% perpetual subordinated loan of USD 800 million with a balance sheet value of EUR 763 million, and in December 2002 a 7.20% perpetual subordinated loan of USD 1,100 million with a balance sheet value of EUR 1,049 million.

2.12.	General provisions

	2002	2001
Deferred tax liabilities	2,439	2,443
Pension liabilities and other staff-related liabilities		1,045
Reorganizations and relocations	255	259
Other	795	840

	3,489	4,587

As at December 31, 2002, an amount of EUR 2,764 million (2001: EUR 4,342 million) was expected to be settled after more than one year from balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in General provisions, other than Pension liabilities and other staff-related liabilities:

	2002	2001	2002	2001	2002	2001
	Deferred tax		Reorganizations		Other
	liabilities		and relocations
Opening balance	2,443	2,983	259	450	840	1,095
Changes in the composition of the group	4	(216)		43	45	(85)
Additions	1,114	439	160	74	209	83
Releases	(328)	(206)		(296)		(64)
Charges	(765)	(536)	(147)	(14)	(220)	(214)
Exchange differences	(29)	(21)	(17)	2	(79)	25

Closing balance	2,439	2,443	255	259	795	840

2.12.1.	Deferred tax liabilities

Provision for deferred tax liabilities by origin:

	2002	2001
Deferred tax assets (offset by deferred tax liabilities) relating to:
– insurance provisions	415	125
– other provisions	6	15
– unused tax losses carried forward	116	98
– equalization reserve	698	921
– other	133	273

	1,368	1,432
Deferred tax liabilities relating to:
– investments	1,477	1,819
– deferred acquisition costs	1,075	1,100
– equalization reserve	205	191
– depreciation	32	64
– general provisions	505	202
– receivables	77	14
– loans	239
– other	197	485

	3,807	3,875
	2,439	2,443

Deferred tax asset (offset by deferred tax liabilities) in connection with unused tax losses carried forward:

	2002	2001
Total unused tax losses carried forward	663	2,139
Unused tax losses carried forward not recognized as a deferred tax asset	289	1,800

Unused tax losses carried forward recognized as a deferred tax asset	374	339
Average tax rate	31.0%	28.9%
Deferred tax asset	116	98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Total unused tax losses carried forward as at December 31, by expiration terms:

	2002	2001
– up to five years	405	289
– five to ten years		41
– ten to twenty years		1,520
– unlimited	258	289

	663	2,139

2.12.2.	Pension liabilities and other staff-related liabilities

ING Group maintains defined benefit retirement plans in the major countries in which it operates. These plans generally cover all employees and provide benefits that are related to the remuneration and service of employees upon retirement.
Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements.
Plans in other countries comply with applicable local regulations concerning investments and funding levels.

ING Group provides other post-employment and post-retirement employee benefits to certain employees. These are primarily post-retirement healthcare benefits and post-employment defined benefit early-retirement plans provided to employees and former employees.

Certain group companies sponsor defined contribution pension plans. These do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities.

Summary of Pension liabilities and other staff-related liabilities:

	2002	2001	2002	2001	2002	2001	2002	2001
	Pension liabilities		Healthcare			Other		Total
Defined benefit obligation	11,054	9,233	515	576	450	1,467	12,019	11,276
Fair value of plan assets	8,841	8,859			227	243	9,068	9,102

Funded status	2,213	374	515	576	223	1,224	2,951	2,174
Unrecognized past service costs	(4)	3	10	(6)			6	(3)
Unrecognized gains/(losses)	(3,120)	(1,028)	(24)	39	17	(137)	(3,127)	(1,126)

	(911)	(651)	501	609	240	1,087	(170)	1,045

Movements in Pension liabilities and other staff-related liabilities:

	2002	2001	2002	2001	2002	2001	2002	2001
	Pension liabilities		Healthcare			Other		Total
Opening balance	(651)	(606)	609	554	1,087	964	1,045	912
Plan adjustments	662				(662)
Benefit costs	454	193	50	50	26	108	530	351
Employer’s contribution	(1,375)	(429)	(19)	5	(46)	(51)	(1,440)	(475)
Changes in the composition of the group	(44)	208	(110)	1	(36)	66	(190)	275
Effect of curtailment or settlement	(9)	(7)	(2)	(8)	(128)		(139)	(15)
Exchange differences	52	(10)	(27)	7	(1)		24	(3)

Closing balance	(911)	(651)	501	609	240	1,087	(170)	1,045

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2002, the defined benefit obligation consisted of funded plans amounting to EUR 10,636 million (2001: EUR 8,975 million) and unfunded plans amounting to EUR 1,383 million (2001: EUR 2,301 million).

The assets of funded plans primarily consist of debt securities, equity and real estate funds, of which as at December 31, 2002 to EUR 55 million (2001: EUR 98 million) was invested in securities issued by the employer and related parties, including shares of ING Groep N.V.

In 2002 the employer’s contributions amounted EUR 1,440 million. This includes a payment of EUR 662 million in connection with the transfer of liabilities related to the early retirement scheme in the Netherlands. This resulted in a decrease of the Pension liabilities and other staff related liabilities. Because the balance of Pension liabilities and other staff related liabilities at 31 December 2002 is an asset, the amount is included in the balance sheet under Other assets.

2.12.3.	Reorganizations and relocations

The provision for reorganizations and relocations at December 31, 2002 includes an amount of EUR 123 million for the restructuring of the wholesale banking operations. The provision at December 31, 2001 includes an amount of EUR 136 million for the restructuring of the US operations.

2.13.	Insurance provisions

	2002	2001	2002	2001	2002	2001
		Gross	Reinsurance		Own account
			element
Provision for life policy liabilities	125,945	129,420	5,085	8,511	120,860	120,909
Provision for profit sharing and rebates	778	745		2	778	743
Provision for unearned premiums and unexpired insurance risks	4,186	4,351	845	969	3,341	3,382
Claims provision	7,197	7,016	807	1,124	6,390	5,892
Other insurance provisions	186	292			186	292

	138,292	141,824	6,737	10,606	131,555	131,218
Insurance provisions for policies for which the policyholders bear the investment risk and for annual life funds	65,372	83,739	1,096	971	64,276	82,768

	203,664	225,563	7,833	11,577	195,831	213,986

The insurance provisions are generally of a long-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Insurance provisions own account by geographical area:

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Provision		Insurance		Claims provision		Other		Total
	for life		provisions for
	policy liabilities		policies for which
			the policyholders
			bear the investment
			risk and for annual
			life funds
Netherlands	35,175	33,773	13,365	15,425	3,321	3,116	1,076	1,175	52,937	53,489
Belgium	4,290	3,667	2,406	1,886	462	428	191	159	7,349	6,140
Rest of Europe	4,055	3,550	1,383	1,269	20	18	82	89	5,540	4,926
North America	62,964	66,357	41,313	56,377	2,010	1,696	2,609	2,686	108,896	127,116
South America	1,577	1,837	33	122	40	48	36	40	1,686	2,047
Asia	12,621	11,573	1,064	20	23	24	156	125	13,864	11,742
Australia	182	155	4,712	7,669	207	205	122	113	5,223	8,142
Other	(4)	(3)			307	357	33	30	336	384

	120,860	120,909	64,276	82,768	6,390	5,892	4,305	4,417	195,831	213,986

Movements in the Claims provision for own account:

	2002	2001
Opening balance	5,892	5,086
Changes in the composition of the group		194

	5,892	5,280
Additions:
– for the current year	3,970	3,669
– for prior years	310	(24)
– interest accrual of provision for disability losses	45	36

	4,325	3,681
Claim settlements and claim settlement costs:
– for the current year	2,397	2,041
– for prior years	1,326	1,369

	3,723	3,410
Exchange differences	(393)	(8)
Other movements	289	349

Closing balance	6,390	5,892

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.14	Funds entrusted to and debt securities of the banking operations

Funds entrusted to and debt securities of the banking operations:

	2002	2001
Savings accounts	115,156	69,562
Other funds entrusted	129,175	132,397
Funds entrusted to the banking operations	244,331	201,959
Debt securities	75,493	74,408

	319,824	276,367

Funds entrusted to the banking operations by type:

	2002			2001
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Non-interest bearing	12,083	3,252	15,335	9,069	1,856	10,925
Interest-bearing	82,885	146,111	228,996	85,483	105,551	191,034

	94,968	149,363	244,331	94,552	107,407	201,959

No funds have been entrusted to ING Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2002, Funds entrusted to and debt securities of the banking operations included liabilities with regard to securities sold in repurchase transactions amounting to EUR 11,481 million (2001: EUR 7,250 million).

2.14.1. Savings accounts

Savings accounts relates to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on Savings accounts, which is contractually added to the accounts, is also included.

2.14.2. Other funds entrusted

	2002	2001
Private loans	928	1,322
Mortgage loan	43	189
Corporate time deposits	45,035	60,098
Credit balances on customer accounts	83,169	70,788

	129,175	132,397

2.14.3. Funds entrusted to the banking operations

Funds entrusted to the banking operations relates to non-subordinated debts to non-banks, other than in the form of debt securities.

2.14.4. Debt securities

Debt securities includes debentures and other issued debt securities with either fixed-interest rates or interest rates dependent on prevailing interest-rate levels, such as certificates of deposit and accepted bills issued by the group, where not subordinated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.15.  Banks

Banks includes non-subordinated debt to banks, other than in the form of debt securities. As at December 31, 2002, liabilities with regard to securities sold in repurchase transactions amounted to EUR 22,316 million (2001: EUR 17,493 million).

Banks by type:

	2002			2001
	Netherlands	Inter-	Total	Netherlands	Inter-	Total
		national			national
Non-interest bearing	142	2,171	2,313	175	942	1,117
Interest-bearing	28,207	65,747	93,954	33,233	73,460	106,693

	28,349	67,918	96,267	33,408	74,402	107,810

2.16.  Other liabilities

Other liabilities by type:

	2002	2001
Subordinated loans of group companies	15,425	12,378
Debenture loans	11,360	11,470
Loans contracted	6,615	8,425
Loans from credit institutions	3,755	3,490
Deposits from reinsurers	197	269
Income tax	1,091	1,611
Other taxation and social security contributions	553	214
Trading portfolio	9,381	9,675
Other	17,020	15,817

	65,397	63,349

Other liabilities by remaining term:

	2002			2001
	up to 1 year	1 to 5 years	over 5 years	up to 1 year	1 to 5 years	over 5 years
Subordinated loans of group companies	739	3,970	10,716	967	3,622	7,789
Debenture loans	797	7,261	3,302	114	7,295	4,061
Loans contracted	5,402	684	529	5,297	1,018	2,110
Loans from credit institutions	2,885	454	416	2,849	355	286
Deposits from reinsurers	32	109	56	184	14	71
Income tax	779	291	21	1,467	116	28
Other taxation and social security contributions	523	22	8	216		(2)
Trading portfolio	9,153	132	96	9,675
Other	15,944	583	493	9,580	3,744	2,493

	36,254	13,506	15,637	30,349	16,164	16,836

Other liabilities includes:

	2001	2000
Liabilities relating to direct insurance	1,847	2,905
Liabilities relating to reinsurance	342	371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Non-subordinated debenture loans, loans contracted and deposits of the banking operations are included in Funds entrusted to and debt securities of the banking operations and in Banks.

Subordinated loans of group companies relates to capital debentures and private loans, which are subordinated to all current and future liabilities of ING Bank N.V., Postbank N.V. or Westland/Utrecht Hypotheekbank N.V. The average interest rate on the subordinated loans is 6.1% (2001: 6.1%).

Debenture loans have been issued with an average interest rate of 5.6% (2001: 5.8%) and are repayable in the years 2003 to 2036. The loans are denominated in various currencies. Some of the loans have been converted into U.S. dollars by means of currency swaps. Others have been converted into loans with a variable-interest rate by means of interest-rate swaps. As at December 31,2002, loans amounting to EUR 9,621 million (2001: EUR 9,983 million) bore an average fixed-interest rate of 5.9% (2001: 6.0%). The remaining EUR 1,739 million (2001: EUR 1,487 million) bore an average variable-interest rate of 4.5% (2001: 4.7%).

The average interest rate of Loans contracted with fixed-interest rates, with a remaining principal amount of EUR 1,591 million (2001: EUR 2,931 million), was 6.9% (2001: 7.0%). The remaining EUR 5,024 million (2001: EUR 5,494 million) bore an average variable-interest rate of 1.2% (2001: 2.2%). These loans are repayable in the years 2003 to 2032.

The average interest rate of Loans from credit institutions with fixed-interest rates, with a remaining principal amount of EUR 2,896 million (2001: EUR 3,297 million), was 3.2% (2001: 4.1%). The remaining EUR 859 million (2001: EUR 193 million) bore an average variable-interest rate of 2.8% (2001: 4.9%). As at December 31, 2002, loans totaling EUR 7 million (2001: EUR 64 million) were secured by mortgages.

2.17.  Accrued liabilities

	2002	2001
Accrued interest	7,311	10,313
Costs payable	2,605	902
Yield differences on fixed-interest investments	875	1,688

	10,791	12,903

As at December 31, 2002, an amount of EUR 1,697 million (2001: EUR 2,030 million) was expected to be settled after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.18.  Additional information relating to the consolidated balance sheet of ING Group

Analysis of certain assets and liabilities by maturity:

			Three
		Up to three	months	One year to	Over five
2002	On demand	months	to one year	five years	years	Total
Assets
Lending	19,486	77,538	22,817	50,908	113,699	284,448
Banks	5,396	26,280	7,354	4,806	1,846	45,682
Liabilities
Funds entrusted to and debt securities of the banking operations:
– Savings accounts	98,943	9,243	1,277	2,517	3,176	115,156
– Other funds entrusted	28,459	79,434	10,607	7,566	3,109	129,175
– Debt securities	1,483	27,490	15,253	23,684	7,583	75,493
Banks	6,622	74,805	11,402	1,678	1,760	96,267

			Three
		Up to three	months	One year to	Over five
2001	On demand	months	to one year	five years	years	Total
Assets
Lending	23,879	69,122	19,571	40,904	100,738	254,214
Banks	11,365	29,401	7,295	3,087	2,935	54,083
Liabilities
Funds entrusted to and debt securities of the banking operations:
– Savings accounts	61,971	3,500	1,388	2,291	412	69,562
– Other funds entrusted	67,223	46,404	5,179	6,707	6,884	132,397
– Debt securities		25,560	14,261	23,070	11,517	74,408
Banks	20,601	72,025	11,527	1,513	2,144	107,810

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

2.18.1. Assets not freely disposable

The assets not freely disposable primarily consist of interest-bearing securities pledged to secure deposits from the Dutch Central Bank and other banks, serve to secure margin accounts and are used for other purposes required by law. Of these assets EUR 3,586 million (2001: EUR 2,229 million) relates to guarantees provided for certain liabilities included in the balance sheet as well as off-balance sheet contingent liabilities.

Assets not freely disposable:

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	Funds						Guarantees
	entrusted and				Contingent		for off-balance
	debt securities		Banks		liabilities		sheet items		Total

Investments		272	196	947			1,660	367	1,856	1,586
Lending	761	618							761	618
Banks	8				4	11			12	11
Other assets	55	60	1	307	2,561	14			2,617	381

	824	950	197	1,254	2,565	25	1,660	367	5,246	2,596

2.18.2. Off-Balance sheet arrangements

Contingent liabilities
In the normal course of business ING Group is a party in activities whose risks are not reflected in whole or part in the consolidated financial statements. In response to the needs of its customers, ING Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities:

	2002	2001

Insurance operations
Commitments concerning investments in land and buildings	667	619
Commitments concerning fixed-interest securities	1,383	941
Guarantees	8,876	10,257
Other	686	1,363
Banking operations
Contingent liabilities in respect of:
- discounted bills	6	6
- guarantees	16,807	20,037
- irrevocable letters of credit	6,030	5,776
- other	464	189

	34,919	39,188
Irrevocable facilities	63,867	63,269

	98,786	102,457

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Guarantees relate both to credit and non-credit substitute guarantees. Credit-substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows. The guaranties are generally of a short-term nature.

Irrevocable letters of credit mainly secure payments to a third party for a customer’s foreign and domestic trade transactions in order to finance a shipment of goods. ING Group’s credit risk in these transactions is limited since these transactions are collateralized by the commodity shipped and are of a short duration.

Other contingent liabilities mainly relate to acceptances of bills and are of a short-term nature.

Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group’s credit risk in these transactions is limited. Most of the unused portion of irrevocable credit facilities is secured by customers’ assets or counter-guarantees by the central government and exempted bodies under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.

Special Purpose Entities (SPE)
ING Group has established a number of SPEs and engages in activities with SPEs, for example as investor, administrator or provider of other financial services. A number of SPEs which are controlled by ING Group are included in the consolidated financial statements.

The non-consolidated SPEs include asset-backed primarily relate to commercial paper programmes. In the normal course of business, ING Group structures financing transactions for its clients assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPE. The SPE issues asset-backed commercial paper to the market to fund the purchases. ING Group, in its role as administrative agent, facilitates these transactions by providing structuring, accounting, funding and operations services. As ING Group has no ownership and controlling interest in the SPE nor does it service the transferred assets, the SPE is not included in the consolidated financial statements.

ING Group supports the commercial paper programs by providing the SPE with short term stand by liquidity facilities. Primarily these liquidity facilities are meant to cover temporarily disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programs are supported by granting structured liquidity facilities to the SPE, in which ING Group in addition to normal liquidity facilities to a certain extent covers the credit risk incorporated in these programs itself, and as a consequence might suffer credit losses from it. Furthermore, under a Program Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions.

The normal non-structured stand by liquidity facilities and the structured facilities are reported under irrevocable facilities.

2.18.3. Future rental commitments

Future rental commitments for lease contracts as at December 31, 2002:

2003	2,828
2004	2,833
2005	1,694
2006	1,137
2007	655
years after 2007	1,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

2.18.4. Legal proceedings
ING Group companies are involved in lawsuits and arbitration cases in the Netherlands and in a number of other countries, relating to claims by or against these companies arising in the course of ordinary activities, and also from acquisitions, including the activities as insurer, lender, employer, investor and taxpayer. Several of these cases involve claims of either large or indefinite amounts. Although it is not feasible to predict or to determine the outcome of current or impending legal proceedings, the Executive Board is of the opinion that the outcome is unlikely to have any material adverse effects on the financial position or results of ING Group.

2.18.5. Derivatives

Use of derivatives
ING Group uses derivative financial instruments in the normal course of business for non-trading and trading purposes. Derivatives are financial instruments, which include forwards, futures, options and swaps, whose value is based on an underlying asset, index or reference rate.

Non-trading activities
ING Group’s principal objective in holding or issuing derivatives for non-trading purposes is risk management. To achieve its risk management objective, ING Group uses a combination of interest-rate instruments, primarily interest-rate swaps. Net positions in foreign currencies are subject to changes in value as exchange rates change. These fluctuations are managed by entering into currency swaps, forwards and options.

Notional amounts and the positive and negative fair values of derivative financial instruments used for non-trading purposes:

	2002	2001	2002	2001	2002	2001

			Positive year-end		Negative year-end
	Notional amount		fair value		fair value

Interest-rate contracts	337,940	257,961	5,505	3,877	6,348	3,795
Currency contracts	32,430	28,608	533	289	474	480
Equity contracts	2,052	3,092	104	77	20	121

	372,422	289,661	6,142	4,243	6,842	4,396

ING Group’s use of these instruments is changed from time to time in response to changing market conditions as well as changes in the mix of the related assets and liabilities.

Trading activities
ING Group trades derivative financial instruments on behalf of clients and for its own account. Derivative financial instruments used for risk management purposes to control risks of trading portfolios are reported as being held for trading purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Notional amounts, the average fair values and year-end fair values of trading derivative financial instruments:

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

			Average positive		Average negative		Positive year-end		Negative year-end
	Notional amount		fair value		fair value		fair value		fair value

Interest-rate contracts	868,991	675,037	10,468	5,486	10,501	4,970	14,927	8,762	15,247	8,481
Currency contracts	320,069	368,717	6,451	6,255	6,376	5,911	6,138	7,126	7,422	7,205
Equity contracts	29,369	28,401	1,835	1,292	1,080	833	2,570	1,231	1,332	862
Other contracts	19

	1,218,448	1,072,155	18,754	13,033	17,957	11,714	23,635	17,119	24,001	16,548

Numerical information about derivatives activities
The following tables give numerical information about the derivatives activities, detailing types of derivatives, credit risks, counterparties and use of the derivatives transactions.

The first table illustrates the relative importance of the various types of derivative products, showing the notional amounts at year-end 2002 and year-end 2001. Notional amounts represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets (bonds, for example, in the case of interest-rate futures). What they do not reflect, however, is the credit risk assumed by entering into derivatives transactions.

Listed derivatives are standardized and include futures and certain option contracts. Over-the-counter derivatives contracts are individually negotiated between contracting parties and include forward contracts, options and swaps.

Forward contracts are commitments to exchange currencies or to buy or sell other financial instruments at specified future dates. Futures contracts are similar to forwards. However, major exchanges act as intermediaries and require daily cash settlement and collateral deposits.

Option contracts give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a limited period of time a financial instrument or currency at a contracted price that may also be settled in cash. Written options give the issuer the obligation to buy or sell within a limited period of time a financial instrument or currency at a contracted price that may also be settled in cash. This subjects ING Group to market risk, but not to credit risk, since the counterparties have already performed in accordance with the terms of the contract by paying a cash premium up front.

Swap contracts are commitments to settle in cash at a specified future date, based on differentials between specified financial indices as applied to a notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

The year-end positive fair value represents the maximum loss that ING Group would incur on its derivatives transactions if all its counterparties at year-end defaulted. This fair value can and will fluctuate from day to day due to changes in the value of the underlying assets. In order to arrive at an estimate of credit risk at any given time, a margin is added to the fair value figures to arrive, in accordance with internationally accepted criteria, at what is called the unweighted credit equivalents.

The weighted credit equivalents are the unweighted credit equivalents multiplied by the weighting factors determined in accordance with standards of the international supervisory authorities. Under certain conditions, the credit risk can be reduced by entering into bilateral netting agreements. In the case of non-observance of the obligation by the counterparty, this kind of agreement gives the right to net off receivables and payables in respect of open derivatives contracts. The effect of reducing the risk by means of bilateral netting agreements is shown at the bottom of the table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Open contracts as at year-end:

	2002				2001

			Un-				Un-
			weighted	Weighted			weighted	Weighted
		Positive	credit	credit		Positive	credit	credit
	Notional	fair	equi-	equi-	Notional	fair	equi-	equi-
	amount	value	valent	valent	amount	value	valent	valent

Interest-rate contracts
Over-the-counter:
- swaps	915,654	19,199	23,475	5,780	758,585	12,003	15,578	3,847
- forwards	80,652	106	137	29	52,001	98	141	31
- options purchased	69,054	1,125	1,478	413	46,190	532	773	206
- options written	48,533				36,276	5
Listed:
- options purchased	2,130	2			3,020	1
- options written	1,111				1,756
- futures	89,797				35,170
Currency contracts
Over-the-counter:
- swaps	37,578	1,137	2,702	792	36,943	1,384	2,989	903
- forwards	260,685	5,091	8,111	1,999	315,642	5,758	9,335	2,486
- options purchased	25,383	443	705	171	19,884	273	502	130
- options written	28,562				21,582
Listed:
- options purchased	6
- options written	155
- futures	130				3,274
Equity contracts
Over-the-counter:
- swaps	6,555	963	1,360	603	3,091	331	525	248
- forwards	64	23	27	13	67	9	13	2
- options purchased	6,588	1,069	1,529	353	8,786	536	1,127	286
- options written	5,775				8,620	1
Listed:
- options purchased	5,564	619			5,233	431
- options written	6,380				5,552
- futures	495				144
Other contracts
Over-the-counter	19

	1,590,870	29,777	39,524	10,153	1,361,816	21,362	30,983	8,139

Effect of contractual netting		(14,452)	(17,191)	(4,020)		(9,759)	(12,499)	(2,951)

		15,325	22,333	6,133		11,603	18,484	5,188

Collateral held, which does not meet the criteria for contractual netting, would additionally reduce the total weighted credit equivalent as at December 31, 2002 with an amount of EUR 498 million (2001: EUR 112 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Open contracts by remaining term, based on the notional amounts, as at December 31:

	up to 1	1 to 2	2 to 3	3 to 4	4 to 5	over 5
2001	year	years	years	years	years	years	Total

Interest-rate contracts
Over-the-counter:
- swaps	397,347	140,934	77,347	61,238	63,050	175,738	915,654
- forwards	74,520	6,132					80,652
- options purchased	21,653	16,023	8,621	3,141	7,513	12,103	69,054
- options written	15,526	10,981	6,764	2,672	5,390	7,200	48,533
Listed:
- options purchased	2,105					25	2,130
- options written	972				30	109	1,111
- futures	80,449	5,115	1,115	114	496	2,508	89,797
Currency contracts
Over-the-counter:
- swaps	11,889	6,040	4,313	3,627	4,733	6,976	37,578
- forwards	245,751	8,750	3,362	1,238	1,258	326	260,685
- options purchased	24,843	328	182	22	2	6	25,383
- options written	28,103	353	76	22	2	6	28,562
Listed:
- options purchased	6						6
- options written	155						155
- futures	72	9	36	13			130
Equity contracts
Over-the-counter:
- swaps	6,447				50	58	6,555
- forwards	64						64
- options purchased	3,874	747	1,062	180	143	582	6,588
- options written	3,357	871	978	193	140	236	5,775
Listed:
- options purchased	4,363	470	471	260			5,564
- options written	4,888	778	290	424			6,380
- futures	495						495
Other contracts
Over-the-counter:	19						19

	926,898	197,531	104,617	73,144	82,807	205,873	1,590,870

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Open contracts by remaining term, based on the notional amounts, as at December 31:

	up to 1	1 to 2	2 to 3	3 to 4	4 to 5	over 5
2001	year	years	years	years	year	years	Total

Interest-rate contracts
Over-the-counter:
- swaps	315,927	119,175	77,816	54,091	52,743	138,833	758,585
- forwards	45,901	4,575			276	1,249	52,001
- options purchased	13,795	8,928	8,142	4,953	2,404	7,968	46,190
- options written	11,660	7,071	5,428	4,302	2,503	5,312	36,276
Listed:
- options purchased	2,955		5			60	3,020
- options written	1,708					48	1,756
- futures	23,285	9,652	675		498	1,060	35,170
Currency contracts
Over-the-counter:
- swaps	11,133	5,984	5,076	3,509	2,724	8,517	36,943
- forwards	302,687	5,737	973	1,859	4,020	366	315,642
- options purchased	18,942	810	79	30	23		19,884
- options written	20,945	572	22	20	23		21,582
Listed:
- futures	3,185	38	5	31	15		3,274
Equity contracts
Over-the-counter:
- swaps	2,778	105	100			108	3,091
- forwards						67	67
- options purchased	5,653	1,925	560	534	7	107	8,786
- options written	5,785	1,457	562	573	99	144	8,620
Listed:
- options purchased	4,138	697	280	110	8		5,233
- options written	4,319	770	338	116	9		5,552
- futures	144						144

	795,007	167,496	100,061	70,128	65,352	163,772	1,361,816

Open contracts by counterparty:

	2002			2001

		Unweighted	Weighted		Unweighted	Weighted
	Notional	credit	credit	Notional	credit	credit
	amount	equivalent	equivalent	amount	equivalent	equivalent

Public sector	119,945	306		61,192	172
Banks	1,249,967	31,522	6,304	1,078,238	24,223	4,845
Other	220,958	7,696	3,849	222,386	6,588	3,294

	1,590,870	39,524	10,153	1,361,816	30,983	8,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

2.18.6. Fair value of financial assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table as they do not comply with the definition of a financial asset or liability. The aggregation of the fair values presented hereunder does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities:

	2002		2001

	Estimated	Balance	Estimated	Balance
	fair value	sheet value	fair value	sheet value

Financial assets
Participating interests	2,986	2,883	2,612	2,628
Investments
- shares and convertible debentures	12,278	12,278	19,502	19,502
- fixed-interest securities	220,552	209,878	198,734	194,543
Lending(1)	275,593	273,336	249,524	245,459
Banks(1)	46,472	45,521	53,934	53,934
Cash	11,421	11,421	9,264	9,264
Other assets
- trading portfolio	34,576	34,576	32,672	32,672
- equity participations	1,699	1,598	1,373	1,229
- other receivables	13,158	13,158	13,973	13,973
Accrued assets (2)	11,118	11,118	14,322	14,322
Derivatives held for non-trading purposes	6,142	2,338	4,243	2,096

	635,995	618,105	600,153	589,622

Financial liabilities
Subordinated loans	2,454	2,412	615	600
Insurance provisions related to investment-type contracts	87,830	89,165	84,701	85,722
Funds entrusted to and debt securities of the banking operations	323,211	319,824	276,555	276,367
Banks	96,346	96,267	108,901	107,810
Other liabilities	66,318	65,397	63,841	63,349
Accrued liabilities	10,791	10,791	12,903	12,903
Derivatives held for non-trading purposes	6,842	1,991	4,396	1,846

	593,792	585,847	551,912	548,597

(1)	Lending and Banks do not include receivables from leases.

(2)	Accrued assets does not include deferred acquisition costs of insurance business.

The estimated fair values correspond with the amounts at which the financial instruments could have been traded on a fair basis at the balance sheet date between knowledgeable, willing parties in arm’s-length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Because substantial trading markets do not exist for most of these financial instruments various techniques have been developed to estimate their approximate fair values. These techniques are subjective in nature and involve various assumptions about the discount rate and the estimates of the amount and timing of the anticipated future cash flows. Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realizable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments.

Financial assets

Participating interests

The fair values of the shares of participating interests are based on quoted market prices or, if unquoted, on estimated market values based on quoted prices for similar securities. Fair values of the receivables from participating interests are determined using the same methods as described below for Fixed-interest securities.

Investments
The fair values of Shares and convertible debentures are based on quoted market prices or, if unquoted, on estimated market values generally based on quoted prices for similar securities. Fair values for Fixed-interest securities other than mortgage and policy loans are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from private pricing services or by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. The fair values of mortgage loans are estimated by discounting future cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. The fair values of fixed-rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for purposes of the calculations. The fair values of variable-rate policy loans approximate their carrying values.

Lending
For loans that are reprised frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of fair values. The fair values of other loans are estimated by discounting expected future cash flows using interest rates offered for similar loans to borrowers with similar credit ratings. The fair values of nonperforming loans are estimated by discounting the expected cash flows of recoveries.

Banks
The fair values of receivables from banks are estimated based on discounting future cash flows using available market interest rates offered for receivables with similar characteristics.

Cash
The carrying amount of cash approximates its fair value.

Other assets
The fair values of securities in the trading portfolio and equity participations are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings. The carrying amount of Other receivables approximates its fair value.

Accrued assets
The carrying amount of accrued assets approximates its fair value.

Financial liabilities

Subordinated loans

The fair value of the Subordinated loans is estimated using discounted cash flows based on interest rates that apply to similar instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Insurance provisions related to investment-type contracts (included in insurance provisions)
For guaranteed investment contracts the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. For other investment-type contracts, fair values are estimated based on the cash surrender values.

Funds entrusted to and debt securities of the banking operations
The carrying values of demand deposits and other deposits with no stated maturity approximate their fair values. The fair values of other deposits with stated maturities have been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.

Banks
The fair values of payables to banks are estimated based on discounting future cash flows using available market interest rates for payables to banks with similar characteristics.

Other liabilities
For publicly traded debt, the fair values are based on quoted market prices. For non-traded, variable-rate debt, the carrying amounts approximate their fair values. For non-traded, fixed-rate debt, the fair values have been estimated using discounted cash flow calculations based on interest rates charged on similar instruments currently being issued.

Accrued liabilities
The carrying amount of accrued liabilities approximates its fair value.

Derivatives
The fair values of derivatives held for non-trading purposes are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings. The fair values of derivatives held for non-trading purposes generally reflect the estimated amounts that ING Group would receive or pay to terminate the contracts at the balance sheet date.

Fair value of other off-balance sheet financial instruments:

	2002		2001

	Estimated	Contract	Estimated	Contract
	fair value	amount	fair value	amount

Insurance operations
Commitments concerning investments in land and buildings	667	667	619	619
Commitments concerning investments in fixed-interest securities	1,383	1,383	941	941
Guarantees		8,876		10,257
Others		686		1,363

		11,612		13,180

	2002		2001

	Risk-		Risk-
	weighted	Contract	weighted	Contract
	value	amount	value	amount

Banking operations
Guarantees	8,220	16,807	9,938	20,037
Irrevocable letters of credit	1,483	6,030	1,327	5,776
Irrevocable facilities	11,103	63,867	9,723	63,269
Other	395	470	146	195

	21,201	87,174	21,134	89,277

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

For the other off-balance sheet financial instruments the following methods are used in order to determine the fair value.

Insurance operations
The fair values of the commitments for investments in land and buildings and commitments concerning investments in fixed-interest securities are the same as their contract amounts on account of their short-term nature.

Banking operations
Risk-weighted amounts of the banking operations have been calculated in accordance with the Dutch central bank guidelines which are based on the solvency ratio directives of the European Commission. In view of the lack of an established market and difficulties involved in segregating the value of these instruments from their underlying degree of uncertainty, it is not considered to be meaningful to provide an estimate of the fair value for these instruments.

Capital base

	2002			2001

	Group	Insurance	Banking	Group	Insurance	Banking

Shareholders’ equity	18,254			21,514
Preference shares of group companies	2,146			2,542
Subordinated loans	2,412			600

Capital base ING Group	22,812			24,656
Core debt (debt raised to finance subsidiaries)	5,681			6,202

	28,493	11,279	17,214	30,858	15,396	15,462
Third party interests		1,163	744		975	492
Subordinated loans ING Verzekeringen N.V		2,250			1,250
Equity components not included in Tier 1(1)			(325)			(592)
ING Group shares held and consolidation adjustments		25	447		54	1,721

Capital base:
- ING Verzekeringen N.V		14,717			17,675
- ING Bank N.V. (Tier 1 qualifying capital)			18,080			17,083

(1)	Includes revaluation reserve and proposed profit appropriation.

Regulatory requirements

Banking Operations
The required capital for the banking operations in accordance with the BIS requirements amounts to 8% of all risk-weighted assets, off-balance sheet items and market risk associated with trading portfolios (known as the ‘BIS ratio’).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

     Capital position of the banking operations:

	2002	2001

Core capital (Tier 1)	18,080	17,083
Supplementary capital (Tier 2)	9,116	8,588
Available Tier 3 funds	257	290
Deductible	(302)	(250)

Qualifying capital	27,151	25,711

Required capital	19,783	19,454
Tier 1 ratio	7.31%	7.03%
BIS ratio	10.98%	10.57%

Insurance operations
European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions.

Capital position of the insurance operations:

	2002			2001

		Non-			Non-
		insurance			insurance
		companies,			companies,
	Total ING	core debt &		Total ING	core debt &
	Verzekeringen	other elimi-	Insurance	Verzeke-	other elimi-	Insurance
	N.V	nations	companies	ringen N.V.	nations	companies

Available capital	14,717	3,131	17,848	17,675	2,975	20,650
Required capital	8,718		8,718	9,845		9,845

Surplus capital	5,999		9,130	7,830		10,805

Ratio of available versus required capital	169%		205%	180%		210%

ING Group
According to an agreement (‘Protocol’) between the Dutch Central Bank and the Pension & Insurance Board regarding the supervision of financial conglomerates, ING Group is required to have an amount of capital, reserves and subordinated loans which are at least equal to the sum of:
- the required capital for the banking activities and
- the required capital for the insurance activities.
For regulatory purposes certain (external) subordinated loans of ING Bank N.V. and ING Verzekeringen N.V. are included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Regulatory required capital ING Group:

	2002	2001

ING Groep N.V.:
- Shareholders’ equity	18,254	21,514
- Preference shares of group companies	2,146	2,542
- Subordinated loans	2,412	600

Capital base ING Group	22,812	24,656
Subordinated loans ING Bank (included in Tier 2)	9,054	8,344
Subordinated loans ING Verzekeringen	2,250	1,250

Capital base including subordinated loans	34,116	34,250
Required capital banking operations	(19,783)	(19,454)
Required capital insurance operations	(8,718)	(9,845)

Surplus capital	5,615	4,951

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP

To provide more insight in the results of ING Group, a distinction is made between operational results and non-operational results. The non-operational results are disclosed separately.

Profit and loss account by operational and non-operational results:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

				Non-operational
	Operational results			results (3.4)			Total

Premium income (3.1.1)	52,284	50,460	29,114				52,284	50,460	29,114
Income from investments of the insurance operations (3.1.2)	10,853	10,262	7,981	280	325	7,017	11,133	10,587	14,998
Interest result from the banking operations (3.1.3)	7,702	6,121	5,831				7,702	6,121	5,831
Commission (3.1.4)	3,960	4,196	4,497				3,960	4,196	4,497
Other income (3.1.5)	1,722	3,124	2,145			1,580	1,722	3,124	3,725

Total income	76,521	74,163	49,568	280	325	8,597	76,801	74,488	58,165
Underwriting expenditure (3.2.1)	54,966	52,782	31,042				54,966	52,782	31,042
Other interest expenses (3.2.2)	1,288	1,270	757				1,288	1,270	757
Salaries, pension and social security costs (3.2.3)	7,552	7,796	6,729				7,552	7,796	6,729
Additions to the provision for loan losses	1,435	750	400				1,435	750	400
Other expenses (3.2.4)	5,639	5,824	4,873			395	5,639	5,824	5,268

Total expenditure	70,880	68,422	43,801			395	70,880	68,422	44,196
Result before taxation	5,641	5,741	5,767	280	325	8,202	5,921	6,066	13,969
Taxation (3.3)	1,056	1,165	1,612	33		226	1,089	1,165	1,838

Result after taxation	4,585	4,576	4,155	247	325	7,976	4,832	4,901	12,131
Third-party interests	332	324	147				332	324	147

Net profit for the period	4,253	4,252	4,008	247	325	7,976	4,500	4,577	11,984

The numbers against the items refer to the notes starting on page F-53.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Operational results by insurance operations and banking operations:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total(1)

Premium income (3.1.1)	52,284	50,460	29,114				52,284	50,460	29,114
Income from investments of the insurance operations (3.1.2)	10,926	10,336	8,067				10,853	10,262	7,981
Interest result from the banking operations (3.1.3)				7,646	6,072	5,786	7,702	6,121	5,831
Commission (3.1.4)	1,345	1,431	867	2,615	2,765	3,630	3,960	4,196	4,497
Other income (3.1.5)	782	850	259	940	2,274	1,886	1,722	3,124	2,145

Total income	65,337	63,077	38,307	11,201	11,111	11,302	76,521	74,163	49,568
Underwriting expenditure (3.2.1)	54,966	52,782	31,042				54,966	52,782	31,042
Other interest expenses (3.2.2)	1,305	1,290	774		5	24	1,288	1,270	757
Salaries, pension and social security costs (3.2.3)	2,765	2,732	1,784	4,787	5,064	4,945	7,552	7,796	6,729
Additions to the provision for loan losses				1,435	750	400	1,435	750	400
Other expenses (3.2.4)	2,128	2,702	1,545	3,511	3,122	3,328	5,639	5,824	4,873

Total expenditure	61,164	59,506	35,145	9,733	8,941	8,697	70,880	68,422	43,801
Operational result before taxation	4,173	3,571	3,162	1,468	2,170	2,605	5,641	5,741	5,767
Taxation (3.3)	723	688	775	333	477	837	1,056	1,165	1,612

Operational result after taxation	3,450	2,883	2,387	1,135	1,693	1,768	4,585	4,576	4,155
Third-party interests	92	73	39	240	251	108	332	324	147

Operational net profit for the period	3,358	2,810	2,348	895	1,442	1,660	4,253	4,252	4,008

(1)	The column Total includes eliminations with regard to Income from investments of the insurance operations of EUR 73 million (2001: EUR 74 million; 2000: EUR 86 million), Interest result from the banking operations of EUR (56) million (2001: EUR(49) million; 2000: EUR (45) million) and Other interest expenses of EUR 17 million (2001: EUR 25 million; 2000: EUR 41 million).

3.1. Income

3.1.1. Premium income

	2001	2000	1999

Premium income from life insurance policies	44,367	44,557	25,019
Premium income from non-life insurance policies	7,917	5,903	4,095

	52,284	50,460	29,114

Premium income has been included before deduction of reinsurance and retrocession premiums granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Premium income includes EUR 26,928 million (2001: EUR 23,738 million; 2000: EUR 12,483 million) relating to investment type policies of the US, Latin America and Asia-Pacific operations. These policies mainly consist of individual and group fixed and variable annuities, universal life contracts and guaranteed investment contracts.

3.1.2. Income from investments of the insurance operations

	2002	2001	2000

Income from disposal of group companies	238	17	61
Income from land and buildings	872	665	505
Income from investments in shares and convertible debentures	1,611	1,430	1,497
Income from investments in fixed-interest securities:
- debentures	5,829	5,610	3,429
- private loans	127	158	346
- mortgage loans	1,781	1,800	1,339
- policy loans	208	218	106
- deposits with credit institutions	49	104	53
- professional loans	17	16	16
- other	180	318	715
Deposits with insurers	14

Operational result	10,926	10,336	8,067
Non-operational results (3.4)	280	325	7,017

	11,206	10,661	15,084

Income from land and buildings includes an amount in respect of rental income allocated to business units of ING Group (the same amount is included in Other expenses) of EUR 50 million (2001: EUR 51 million; 2000: EUR 45 million).

Income from investments in land and buildings and shares and convertibles includes realized results on disposal of EUR 1,357 million (2001: EUR 1,005 million; 2000: EUR 892 million).

Income from investments by counterparty:

	2002	2001	2000

ING Group	3	1	1
Group companies	70	73	85
Third parties	11,133	10,587	14,998

	11,206	10,661	15,084

Income from investments for risk of policyholders of EUR (10,642) million (2001: EUR (7,864) million; 2000: EUR 419 million) is not included in Income from investments of the insurance operations.

3.1.3. Interest result from the banking operations

In 2002, interest income includes an amount of EUR 5,075 million (2001: EUR 4,116 million; 2000: EUR 3,742 million) in respect of interest-bearing securities. Interest expense includes an amount of EUR 3,964 million (2001: EUR 3,458 million; 2000: EUR 3,410 million) in respect of interest-bearing securities.

Despite the existence of a legal claim, interest income of EUR 105 million (2001: EUR 122 million; 2000: EUR 95 million) is not recognized in the profit and loss account because the realization of the interest income is almost certainly not to be expected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Interest income and expenses:

	2002	2001	2000

Interest income on loans	16,097	18,273	18,783
Interest income suspended	(105)	(122)	(95)

Net interest income on loans	15,992	18,151	18,688
Origination fees and loan-servicing fees	102	167	222
Interest income on investment securities	3,994	3,478	3,328
Interest income on trading portfolio	1,081	638	414
Other interest income	2,919	1,884	1,633

Total interest income	24,088	24,318	24,285
Interest on deposits by banks	2,071	3,372	3,967
Interest on funds entrusted	6,273	6,230	5,429
Interest on debt securities	4,105	4,152	4,247
Interest on subordinated loans	779	699	565
Other interest expense	3,214	3,793	4,291

Total interest expense	16,442	18,246	18,499

Net interest result	7,646	6,072	5,786

Interest margin, analyzed on a percentage basis of the Netherlands and international operations :

	2002	2001	2000

Netherlands	1.87	1.71	1.89
International	1.01	0.75	0.79
	1.62	1.39	1.44

The change in the interest result compared with 2001 is due to an increase of the interest margin EUR 1,033 million (2001 compared with 2000: EUR 220 million decrease; 2000 compared with 1999: EUR 1,140 million decrease) and a growth in the average total assets of EUR 541 million (2001 compared with 2000: EUR 506 million; 2000 compared with 1999: EUR 1,239 million).

3.1.4. Commission

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Funds transfer				592	526	503	592	526	503
Securities business				731	884	1,571	731	884	1,571
Insurance broking	159	131	100	117	88	94	276	219	194
Management fees	628	662	251	688	751	853	1,316	1,413	1,104
Brokerage and advisory fees				197	203	266	197	203	266
Other	558	638	516	290	313	343	848	951	859

	1,345	1,431	867	2,615	2,765	3,630	3,960	4,196	4,497

In 2002, the banking operations received EUR 3,231 million (2001: EUR 3,308 million; 2000: EUR 4,167 million) and paid EUR 616 million (2001: EUR 543 million; 2000: EUR 537 million) in respect of commission.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.1.5. Other income

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Income from participating interests and equity participations	156	346	65	201	530	322	357	876	387
Results from financial transactions	112	16	33	454	1,080	1,154	566	1,096	1,187
Other results	514	488	161	285	664	410	799	1,152	571

Operational result	782	850	259	940	2,274	1,886	1,722	3,124	2,145
Non-operational results(3.4)			351			1,229			1,580

	782	850	610	940	2,274	3,115	1,722	3,124	3,725

Income from participating interests and equity participations:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Shares				182	324		182	324
Investments in associates	137	62	49	(11)	47	2	126	109	51
Other participating interests	20	117	5	30	155	331	50	272	336
Equity participations	(1)	167	11		4	(11)	(1)	171

	156	346	65	201	530	322	357	876	387

Results from financial transactions:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Results from securities trading portfolio	(6)	(11)	(9)	201	617	674	195	606	665
Results from currency trading portfolio				242	465	379	242	465	379
Other	118	27	42	11	(2)	101	129	25	143

	112	16	33	454	1,080	1,154	566	1,096	1,187

Other results
Other results includes income which cannot be classified with any of the above items, including rental income, results on the sale of property and leasing income which is not classified as interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.2. Expenditure

3.2.1. Underwriting expenditure

	2002	2001	2000

Expenditure from life underwriting
Reinsurance and retrocession premiums	1,093	1,400	1,013
Benefits for own account	28,327	25,290	15,197
Movements in other insurance provisions for own account(1)	15,918	18,503	9,400
Costs of acquiring insurance business	1,522	1,305	635
Other underwriting expenditure	269	311	352
Profit sharing and rebates	559	720	758
Expenditure from non-life underwriting
Reinsurance and retrocession premiums	1,275	614	187
Claims for own account	4,097	3,669	2,574
Movements in the provision for unearned premiums	345	6	41
Movements in the claims provision(1)	625	226	312
Costs of acquiring insurance business	1,042	802	595
Other underwriting expenditure	(106)	(64)	(22)

	54,966	52,782	31,042

(1)	In the 2001 figures an amount of EUR 52 million has been reclassified from Expenditure from non-life underwriting to Expenditure from life underwriting.

Profit sharing and rebates:

	2002	2001	2000

Distributions on account of interest or underwriting results	60	254	317
Bonuses added to policies	499	466	441

	559	720	758

Underwriting expenditure includes an amount of EUR 3,974 million in 2002 (2001: EUR 3,705 million; 2000: EUR 2,472 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred costs of acquiring new business amounted to EUR 1,548 million in 2002 (2001: EUR 1,526 million; 2000: EUR 917 million).

Underwriting expenditure regarding investment income for risk of policyholders of EUR (10,642) million (2001: EUR (7,864) million; 2000: EUR 419 million) is not included in Underwriting expenditure.

Until 2001 the amortization of the deferred acquisition costs (DAC) on insurance policies was counted for as part of the operating expenses of the insurance operations. In order to have a better view on the development of the manageable operating expenses it has been decided to transfer the amortization of the DAC from Other expenses. The comparable figures have been adjusted accordingly.

3.2.2. Other interest expenses

Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the subordinated debenture issued by ING Groep N.V. in 1991, which has been fully redeemed on March 15, 2001 and interest on the perpetual subordinated loans issued by ING Groep N.V. in September 2001, July 2002 and December 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -
(Continued) Amounts are in millions of euros, unless otherwise stated

3.2.3. Salaries, pension and social security costs

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Salaries	2,032	2,114	1,324	3,228	3,345	3,399	5,260	5,459	4,723
Pension, healthcare and early-retirement costs	201	123	69	298	323	211	499	446	280
Social security costs	232	188	143	453	438	509	685	626	652
Other staff costs	300	307	248	808	958	826	1,108	1,265	1,074

	2,765	2,732	1,784	4,787	5,064	4,945	7,552	7,796	6,729

Pension, healthcare and early-retirement costs:

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Pension			Healthcare			Other			Total

Current service cost	467	343	284	21	17	16	9	42	43	497	402	343
Past service cost	12	10	(18)			43	(1)			11	10	25
Interest expenses	599	530	427	31	34	23	32	78	64	662	642	514
Expected return on assets	(647)	(693)	(612)				(14)	(15)	(11)	(661)	(708)	(623)
Amortization of unrecognized past service costs
Amortization of unrecognized net (gains)/losses	23	3	(12)	(2)	(1)	(2)		3	1	21	5	(13)
Effect of curtailment or settlement	(9)	(7)	(2)	(2)	(8)		(128)			(139)	(15)	(2)

Defined benefit post-employment plans	445	186	67	48	42	80	(102)	108	97	391	336	244

Defined contribution plans										108	110	36

										499	446	280

Contributions to defined contribution plans are generally determined as a percentage of pay.

The actual return on the plan assets amounted to EUR (718) million (2001: EUR (372) million; 2000: EUR 346 million).

Remuneration Executive Board

General policy
ING’s remuneration policy for the members of the Executive Board is consistent with that for other senior executives within the Group. Its objectives are to attract and retain high-quality people and motivate them towards excellent performance, in accordance with ING’s strategic and financial goals. The remuneration of the Executive Board is determined by the Supervisory Board on the basis of a proposal of its Remuneration and Nomination Committee. The remuneration package consists of a base salary, a short-term performance-related cash bonus and a long-term incentive currently in the form of stock options. In order to maintain a competitive remuneration package, benchmarking against comparable companies is carried out regularly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Currently, the Supervisory Board is reviewing the compensation structure and level for the Executive Board, because it believes that the current compensation package is no longer adequate and competitive. It has commissioned a report from an external consultant to advise on the future Executive Board reward strategy. Key recommendations in this report include that variable (performance-driven) rewards should be more strongly emphasized over fixed pay and benefits. Short-term incentives should be linked to a combination of targeted financial and non-financial drivers and not solely to growth in earnings per share, while long-term incentives should be linked to long-term drivers and sustained shareholder value creation. The long-term incentives should be realized through a combination of stock options and shares in ING Group. In the near future, the Supervisory Board expects to complete its review and to put a compensation philosophy in place that will guide Executive Board rewards from 2003 onwards and be applied, as appropriate, to the reward structure of other senior executives in the Group.

Base salary
 So far, the base salaries were reviewed every two years against developments in the market. It was decided not to change the base salaries for 2002 compared with 2001. The base salaries of the non-Dutch Executive Board members are related to their respective home-country practices.

Short-term and long-term incentive
 The variable remuneration of the Executive Board so far was linked to the growth in earnings per share (EPS) of ING Group as an objectively measurable criterion and to the collective and individual performance of the members of the Executive Board. The EPS part of the formula currently in place would result in zero variable payment over 2002.

The Supervisory Board used its discretionary power to set the variable component over 2002 as follows. No (short-term) cash bonus will be granted, but the Executive Board members will receive — as a long-term incentive — 35,000 stock options (same level as over 2001). In addition the Supervisory Board adopted a conditional share-award policy, pursuant to which the Executive Board members may be granted a number of conditional share awards in ING Group in 2003 out of a total pool of 50,000 ING shares made available for this purpose, by way of a long-term incentive remuneration in respect of 2002. The Supervisory Board has the intention to award on or about May 16, 2003, out of this pool a number of 7,000 Conditional Share Awards per member of the Executive Board. If granted, the Executive Board members must hold the conditional shares for a minimum period of two years from the grant date, and they will lapse in case the member concerned will leave the employ of the company (other than through a scheduled retirement) within this period. The terms of this arrangement and the grant date are subject to regulatory and compliance restrictions.

Pensions
 The pensions of the Dutch members of the Executive Board are based on defined benefit plans, who are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V.. Members of the Executive Board retire by the end of the month in which they reach the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which they reach the age of 61 or 62. Their prospective pensions amount to a maximum of 60% of their base salaries. Just as for the other ING employees in the Netherlands, the pension rights of the members of the Executive Board are free of premium. The non-Dutch members of the Executive Board have a pension plan related to their home-country practices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Remuneration of the members of the Executive Board:

	Amounts in thousands of euros

	2002	2001

Periodic remuneration
Base salary	4,942	5,021
Profit sharing and bonus
Short-term performance-related bonus	0	697
Remuneration payable in the future
Pension costs (premiums paid)	1,098	1,107

	6,040	6,825

	Number of options

	2002	2001

Profit sharing and bonus Long-term incentives	210,000	210,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Remuneration of the members of the Executive Board:

	Amounts in thousands of euros
	Long-term incentives (1)

		Short-term
		performance	Market value	Number of	Pension
2002	Base salary	related bonus	options	options	costs

Members of the Executive Board
Ewald Kist	708	0	139	35,000	180
Michel Tilmant	1,090	0	139	35,000	262
Fred Hubbell	1,374	0	139	35,000	0
Hessel Lindenbergh	590	0	139	35,000	203
Cees Maas	590	0	139	35,000	224
Alexander Rinnooy Kan	590	0	139	35,000	229

	4,942	0	834	210,000	1,098

(1)	As part of the long-term incentives the members of the Executive Board may also be granted a number of conditional share awards in ING Group in 2003 out of a total pool of 50,000 ING shares made available for this purpose.

	Long-term incentives (1)

		Short-term
		performance	Market value	Number of	Pension
2001	Base salary	related bonus	options	options	costs

Members of the Executive Board
Ewald Kist	708	94	238	35,000	182
Michel Tilmant	1,090	177	237	35,000	264
Fred Hubbell	1,453	192	238	35,000	0
Hessel Lindenbergh	590	78	238	35,000	208
Cees Maas	590	78	238	35,000	225
Alexander Rinnooy Kan	590	78	238	35,000	228

	5,021	697	1,427	210,000	1,107

Loans and advances to the members of the Executive Board:

	2002			2001

	Amount	Average		Amount	Average
	outstanding	interest		outstanding	interest
	December 31	rate	Repayments	December 31	rate	Repayments

Members of the Executive Board
Ewald Kist	862	5.6%		862	5.6%
Hessel Lindenbergh	358	5.1%		358	5.1%
Cees Maas	461	5.6%	17	478	5.6%	16
Alexander Rinnooy Kan	889	3.5%		889	3.8%

	2,570	4.8%	17	2,587	4.9%	16

No loans and advances have been granted to other members of the Executive Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Information on the options outstanding and the movements during the financial year of options granted to the members of the Executive Board as at December 31, 2002:

	Number of options				Amounts in euros

	Outstan-			Outstan-		Share
	ding as at			ding as at		price at
	December	Granted	Exercised	December	Exercise	exercise
	31, 2001	in 2002	in 2002(1)	31, 2002	price	date	Expiry date

Ewald Kist	100,000		100,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Michel Tilmant	50,000			50,000	26.10		May 28, 2004
	20,000			20,000	28.30		Apr 3, 2005
	30,000			30,000	28.68		Apr 3, 2005
	30,000			30,000	35.26		Mar 15, 2006
	20,000			20,000	35.80		Mar 15, 2006
		21,000		21,000	29.39		Mar 11, 2012
		14,000		14,000	29.50		Mar 11, 2012
Fred Hubbell	50,800			50,800	31.85		May 26, 2003
	40,000			40,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Hessel Lindenbergh	100,000		100,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Cees Maas	100,000		100,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
Alexander Rinnooy Kan	34,000		34,000		17.72	28.60	May 1, 2002
	50,000			50,000	31.85		May 26, 2003
	50,000			50,000	25.87		May 28, 2004
	50,000			50,000	28.68		Apr 3, 2005
	50,000			50,000	35.26		Mar 15, 2006
		35,000		35,000	29.39		Mar 11, 2012
(1)	Exercised at expiry date.

In 2003, to each member of the Executive Board 35,000 options with a term of ten years and vesting after three years were granted relating to the financial year 2002 (2001: 35,000). The exercise price of these options is EUR 12.65, being the Euronext Amsterdam Stock Market opening price of the ING Group share on March 3, 2003.

ING Group shares held by members of the Executive Board
 As at December 31, 2002, Fred Hubbell (including direct family) held 1,050,000 ING Group shares

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

(2001: 1,053,000) of which 405,000 (2001: 405,000) are held in a trust. Other members of the Executive Board (including direct family) did not hold ING Group shares.

Remuneration Supervisory Board
In 2002, the remuneration of the members and former members of the Supervisory Board amounted to EUR 0.6 million (2001: EUR 0.6 million). The remuneration of the chairman and vice-chairman amounted to EUR 68,100; other members received a remuneration of EUR 38,600. Members of a Supervisory Board Committee, not being chairman or vice-chairman of the Supervisory Board, received a remuneration of EUR 1,800 for that membership.

Remuneration of the members and former members of the Supervisory Board:

	Amounts in thousands of euros

	2001	2000

Members of the Supervisory Board
Cor Herkströter	68	68
Mijndert Ververs	68	68
Lutgart van den Berghe	41	40
Luella Gross Goldberg(1)	39	29
Paul van der Heijden	40	40
Aad Jacobs	41	40
Godfried van der Lugt(1)	39	29
Paul Baron de Meester(2)	48	48
Johan Stekelenburg	39	39
Hans Tietmeyer	39	39
Jan Timmer	40	40
Karel Vuursteen(3)	29

	531	480

Former Members of the Supervisory Board
Jan Berghuis	55	40
Jan Kamminga	51	39

	637	559

(1)	Member as of April 18, 2001.

(2)	Including a compensation to match his former remuneration as a member of the BBL Supervisory Board.

(3)	Member as of April 17, 2002.

As at December 31, 2002, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs. No loans and advances were outstanding to other members of the Supervisory Board. In 2001, the total amount of outstanding loans and advances to members and former members of the Supervisory Board was EUR 4.6 million at an average interest rate of 5.4%.

As at December 31, 2002 two members of the Supervisory Board held option rights that were granted in earlier years when they were members of the Executive Board, specified in the table below.

Information on the options outstanding and the movements during the financial year of option rights held by members of the Supervisory Board as at December 31, 2002:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

	Number of options			Amounts in euros

	Outstanding		Outstanding		Share
	as at		as at		price at
	December	Exercised	December	Exercise	exercise
	31, 2002	in 2002	31, 2002	price	date	Expiry date

Aad Jacobs	118,000	118,000		17.72	28.60	May 1, 2002
	50,000		50,000	31.85		May 26, 2003
	20,840		20,840	25.87		May 28, 2004
Godfried van der Lugt	108,000	108,000		17.72	28.60	May 1, 2002
	50,000		50,000	31.85		May 26, 2003
	50,000		50,000	25.87		May 28, 2004
	50,000		50,000	28.68		Apr 3, 2005

(1)	Exercised at expiry date.

ING Group shares held by members of the Supervisory Board(1):

	Number of shares

	2001	2000

Members of the Supervisory Board
Cor Herkströter	1,616	1,616
Lutgart van den Berghe	886	886
Luella Gross Goldberg	6,000	6,000
Paul van der Heijden	1,716	0
Aad Jacobs	0	1,890
Paul Baron de Meester	4,970	4,970
Karel Vuursteen	1,510	0

	16,698	15,362

(1)	ING Group shares of direct family included; members of the Supervisory Board (including direct family) not mentioned in this table did not hold ING Group shares.

Stock option plan
ING Group has granted option rights on ING Group shares to a number of senior executives (members of the Executive Board and the Executive Committees, general managers and other officers nominated by the Executive Board), to all ING Group staff in the Netherlands and to a considerable number of employees outside the Netherlands. The purpose of the option scheme, apart from promoting a lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.

ING Group purchases direct or indirect its own shares at the time options are granted in order to fulfil the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned. The purpose of this policy is to avoid an increase in the number of ING group shares, causing a dilution of the net profit per share. As at December 31, 2002, 28,437,105 own shares were held in connection to the option plan (2001: 69,088,290). As a result the granted option rights were hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behavior.

The option rights are valid for a period of five or ten years. Option rights, that are not exercised within this period, lapse. Each year, the ING Group Executive Board will take a decision as to whether the option scheme is to be continued and, if so, to what extent. Option rights granted will remain valid until expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a certain continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Group shares at the date on which the options are granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Number of options outstanding and exercisable, analyzed in accordance with year of issue and exercise price:

		Options	Options
		outstanding	outstanding
	Original	as at	as at	Exercise
	number	January 1,	December 31,	price in
Financial year	of options	2002	2002	euros

1997	3,328,700	365,710		17.33
	860,000	610,000		17.72
	11,821,324	1,755,664		19.31
	26,000	3,000		20.08
	7,330	7,330		20.65
	487,200	79,200		20.69
	168,800	37,000		20.90
1998	101,400	68,800	65,900	18.15
	57,000	30,000		19.67
	51,200	39,200	29,200	25.41
	5,409,500	1,910,628	1,880,428	26.82
	481,000	242,400	240,300	30.29
	14,740,830	8,860,012	8,720,700	31.85
1999	4,962,540	3,255,238	3,028,714	25.25
	48,000	44,000	44,000	25.50
	576,626	504,146	252,244	25.67
	8,733,946	8,025,656	7,560,556	25.87
	1,412,200	1,373,200	1,335,700	26.10
	201,500	176,200	169,800	26.62
	1,408,438	1,009,646	832,200	26.92
2000	1,528,300	1,506,300	1,506,300	28.30
	17,853,130	15,669,488	15,250,068	28.68
	210,800	195,404	194,104	30.16
	1,872,376	1,766,912	1,698,178	35.26
	477,900	452,900	445,300	37.55
	865,580	768,320	712,100	37.74
2001	4,000	4,000	4,000	28.50
	341,103	341,103	341,103	28.60
	621,312	621,312	600,362	33.26
	900	900	900	33.33
	19,631,082	19,217,882	18,253,388	35.26
	1,555,720	1,553,720	1,553,720	35.80
	561,844	550,644	522,544	36.95
2002	62,150		62,150	19.25
	125,479		125,479	23.12
	187,090		185,090	28.55
	88,750		88,750	28.60
	19,515,286		19,212,256	29.39
	1,057,650		1,056,050	29.50

	121,443,986	71,045,915	85,971,584

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in the option rights:

	2002	2001	2000	2002	2001	2000

				Weighted average
	Options outstanding			exercise price

Executive Board
Opening balance	1,474,800	1,399,680	1,431,342	27.54	23.34	19.55
Granted	210,000	300,000	300,000	29.40	35.30	28.66
Exercised	334,000	224,880	121,776	17.72	11.75	5.62
Transferred to Employees(1)			209,886

Closing balance	1,350,800	1,474,800	1,399,680	30.26	27.54	23.34

Employees
Opening balance	69,571,115	54,944,160	44,739,610	30.45	28.02	26.11
Granted	20,826,405	22,415,961	22,508,086	29.32	35.18	29.76
Exercised	3,028,910	3,687,126	9,461,758	20.44	25.30	23.20
Expired	2,747,826	4,101,880	3,051,664	30.51	28.38	26.53
Transferred from the Executive Board(1)			209,886

Closing balance	84,620,784	69,571,115	64,944,160	30.53	30.45	28.02

(1)	The options of former members of the Executive Board are included in the movements in option rights of employees.

The weighted average fair value of options granted in 2002 was EUR 6.78 (2001: EUR 8.71; 2000: EUR 8.67).

Summary of stock options outstanding and exercisable as at December 31, 2002:

	Options	Weighted		Options
	outstanding	average		exercisable	Weighted
Range of	as at	remaining	Weighted	as at	average
exercise price	December 31,	contractual	average	December 31,	exercise
in euros	2002	life	exercise price	2002	price

15.00 - 20.00	128,050	5.19	18.68	65,900	18.15
20.00 - 25.00	125,479	9.65	23.12	1,000	23.12
25.00 - 30.00	52,776,459	5.88	28.16	15,793,331	26.28
30.00 - 35.00	9,756,366	0.79	31.86	9,062,680	31.82
35.00 - 40.00	23,185,230	5.80	35.45	3,469,413	35.57

Options in the money and options out of the money:

	2002	2001	2000

In the money		21,146,021	56,343,840
Out of the money	85,971,584	49,899,894

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The options granted do not cause costs for ING Group except administrative costs for the stock option plan and funding costs resulting from the purchase of own shares. Due to timing differences in granting option rights and buying shares to hedge them, results can occur if shares are purchased at a different price than the exercise price of the options. These results are recognized in Shareholders’ equity. However, ING Group does not intentionally create a position and occurring positions are closed as soon as possible. If option rights expire, the results on the (sale of) shares which were bought to hedge these option rights are either debited or credited to Shareholders’ equity.

Pro forma result if stock options would have been recognized in the profit and loss account(1):

	2002		2001		2000

	As	Pro	As	Pro	As	Pro
	reported	forma	reported	forma	reported	forma

Net profit (in millions of euros)	4,500	4,386	4,577	4,427	11,984	11,834
Basic profit per share (in euros)	2.32	2.27	2.37	2.30	6.27	6.21
Diluted profit per share (in euros)	2.32	2.27	2.35	2.29	6.18	6.12

(1)	The amounts in the pro forma columns reflect the figures if the fair value of the stock options at the time they were granted would have been recognized in the profit and loss account.

The fair values have been determined by using an option-pricing model. This model takes the risk free interest rate into account, as well as the expected life of the options granted, the expected volatility of the certificates of ING Group shares and the expected dividends.

3.2.4. Other expenses

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Depreciation of tangible fixed assets	141	136	102	361	392	503	502	528	605
Computer costs	217	298	152	584	537	508	801	835	660
Office equipment and accommodation	727	644	447	105	104	104	832	748	551
Travel and accommodation expenses	115	133	96	130	165	183	245	298	279
Advertising and public relations	167	193	155	324	299	273	491	492	428
External advisory fees	369	193	197	290	342	306	659	535	503
Investment expenses	116	130	24				116	130	24
Other	276	975	372	1,717	1,283	1,451	1,993	2,258	1,823

Operational result	2,128	2,702	1,545	3,511	3,122	3,328	5,639	5,824	4,873
Non-operational additions/ (releases) provisions (3.4)			(91)			486			395

	2,128	2,702	1,454	3,511	3,122	3,814	5,639	5,824	5,268

Until 2001 the amortization of the deferred acquisition costs (DAC) on insurance policies was counted for as part of the operating expenses of the insurance operations. In order to have a better view on the development of the manageable operating expenses it has been decided to transfer the amortization of the DAC to Underwriting expenditure. The comparable figures have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.3. Taxation

Taxation by type:

	2002			2001			2000

	Nether-	Inter-		Nether-	Inter-		Nether-	Inter-
	lands	national	Total	lands	national	Total	lands	national	Total

Current taxation	436	262	698	792	143	935	751	560	1,311
Deferred taxation	50	341	391	(82)	312	230	228	299	527

	486	603	1,089	710	455	1,165	979	859	1,838

Reconciliation of the statutory income tax rate to ING Group’s effective income tax rate:

	2002	2001	2000

Result before taxation	5,921	6,066	13,969
Statutory tax rate	34.5%	35.0%	35.0%

Statutory tax amount	2,043	2,123	4,889
Participating interests exemption	(905)	(588)	(3,337)
Differences caused by different foreign tax rates	(99)	(85)	56
Other	50	(285)	230

Effective tax amount	1,089	1,165	1,838

Effective tax rate	18.4%	19.2%	13.2%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.4. Non-operational net profit

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Results on sale of:
- investments in shares regarding financing of acquisitions		325	7,017					325	7,017
- part of the gain on joint-venture ANZ	280						280

Income from investments of the insurance operations	280	325	7,017				280	325	7,017
Results on (sale of):
- investments in shares regarding financing of acquisitions			351						351
- Credit Commercial de France						853			853
- Libertel N.V						376			376

Other income			351			1,229			1,580
Addition/(release) of:
- provision for reorganization and relocation						486			486
- provision for the calamity fund for the year 2000			(91)						(91)

Other expenses			(91)			486			395

Non-operational results before taxation	280	325	7,459			743	280	325	8,202

Taxation							33		226

Non-operational net profit							247	325	7,976

3.5. Net profit per share

Basic net profit per ordinary share is calculated on the basis of the weighted average number of ordinary shares in issue. The following has been taken into consideration in calculating the weighted average number of ordinary shares in issue:

—	own shares held by group companies are deducted from the total number of ordinary shares in issue;

—	the computation is based on daily averages;

—	in case of exercised warrants, the day of exercise is taken into consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Diluted profit per share data are computed as if the stock options and warrants outstanding at year- end were exercised at the beginning of the period. It is also assumed that ING Group uses the cash thus received for stock options and warrants exercised to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise of warrants and stock options is added to the average number of shares used for the calculation of diluted net profit per share.

Net profit per share:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

				Weighted average
				number of ordinary
				shares outstanding
	Net profit			during the period			Net profit per share

	(in millions of euros)			(in millions)			(in euros)
Operational net profit	4,253	4,252	4,008
Dividend on preference shares	(21)	(21)	(21)

Operational profit	4,232	4,231	3,987	1,928.0	1,923.1	1,907.8	2.20	2.20	2.09
Non-operational profit	247	325	7,976

Basic profit	4,479	4,556	11,963	1,928.0	1,923.1	1,907.8	2.32	2.37	6.27
Effect of dilutive securities:
Warrants					9.8	26.4
Stock option plan					9.6

					19.4	26.4

Diluted profit	4,479	4,556	11,963	1,928.0	1,942.5	1,934.2	2.32	2.35	6.18

3.6. Dividend per ordinary share

Dividends per ordinary share for the years 2001, 2000 and 1999 were as follows:

		Total
		amount
	Per ordinary	of dividend
	share	paid

	(in euros)	(in millions of euros)
2002(1)	0.97	1,930
2001	0.97	1,914
2000	1.13	2,173

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a dividend of EUR 0.97 per share for the year 2002. Following the decision of the General Meeting of Shareholders with regard to the profit appropriation, the final dividend will become payable from 23 May 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.7. Additional information relating to the consolidated profit and loss account of ING Group

3.7.1. Result from investments in shares and convertible debentures and land and buildings

		Realized
		and	Operating
	Direct	unrealized	and			Investment
	investment	revaluations	management	Before	After	result
	income	and exchange	expenses(1)	taxation	taxation	in %(2)

Shares and convertible debentures
2002	646	(4,404)	(12)	(3,770)	(2,341)	(12.9)
2001	707	(3,351)	(14)	(2,658)	(2,241)	(9.9)
2000	717	480	(27)	1,170	960	3.8
1999	698	2,973	(1)	3,670	3,194	12.9
1998	500	3,918	(2)	4,416	4,305	23.4
1997	436	4,405	(1)	4,840	4,467	35.6
1996	406	3,277	(3)	3,680	3,418	38.5
1995	331	1,186	(6)	1,511	1,383	18.4
Average	555	1,061	(8)	1,608	1,643	9.5
Land and buildings
2002	820	(19)	(181)	620	401	3.3
2001	770	453	(146)	1,077	718	7.2
2000	782	1,007	(160)	1,629	1,075	12.2
1999	623	314	(107)	830	545	7.7
1998	579	98	(141)	536	355	6.1
1997	520	114	(128)	506	335	6.4
1996	451	74	(106)	419	289	6.2
1995	429	(103)	(106)	220	153	3.4
Average	622	242	(134)	730	484	6.6
Total
2002	1,466	(4,423)	(193)	(3,150)	(1,940)	(6.4)
2001	1,477	(2,898)	(160)	(1,581)	(1,523)	(4.7)
2000	1,499	1,487	(187)	2,799	2,035	6.0
1999	1,321	3,287	(108)	4,500	3,739	11.7
1998	1,079	4,016	(143)	4,952	4,660	19.2
1997	956	4,519	(129)	5,346	4,802	27.0
1996	857	3,351	(109)	4,099	3,707	27.4
1995	760	1,083	(112)	1,731	1,536	12.7
Average	1,177	1,303	(142)	2,338	2,127	8.7

(1)	In the profit and loss account, operating costs relating to investments in land and buildings are netted off against the income from these investments.

(2)	Investment result after taxation as a percentage of the average amount invested.

The result from investments in shares and convertible debentures and land and buildings (excluding investments for risk of policyholders and investments of annual life funds) includes all the income and expenses associated with this category of investments except financing charges. In the annual accounts these income and expenses are partly included in the profit and loss account (dividends, interest, rental income, realized revaluations and exchange differences, operating and management expenses) and partly reflected directly as changes in Shareholders’ equity (unrealized revaluations and exchange differences). Taxation is allocated on the basis of the standard rate, making allowance for tax exemptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.7.2. Segmented operational net profit of the insurance operations

	2002	2001	2000

Operational result from life underwriting
Premiums for own account:
- gross premiums	44,367	44,557	25,019
- outward reinsurance premiums	1,093	1,400	1,013

	43,274	43,157	24,006
Allocated income and expenses	9,204	8,984	6,817
Other underwriting income for own account	223	155	63
Benefits for own account:
- gross	29,322	27,443	15,647
- reinsurers’ share	995	2,153	450

	28,327	25,290	15,197
Changes in other insurance provisions for own account:
Provision for life policy liabilities:
- gross	16,169	19,337	10,387
- reinsurers’ share	251	834	987

	15,918	18,503	9,400
Profit sharing and rebates	559	720	758
Acquisition costs and other underwriting expenditure	1,775	1,684	897
Operating expenses	2,587	3,226	1,821
Other insurance expenses for own account	16	(68)	90

	3,519	2,941	2,723

Operational result from non-life underwriting
Premiums written for own account:
- gross premiums	7,917	5,903	4,095
- outward reinsurance premiums	1,275	614	187

	6,642	5,289	3,908
Changes in provision for unearned premiums and unexpired non-life underwriting risks:
- gross	(420)	28	(48)
- reinsurers’ share	(75)	34	(7)

	(345)	(6)	(41)

Premiums earned for own account	6,297	5,283	3,867
Allocated income and expenses	819	770	601
Other underwriting income for own account	62	13	6
Claims for own account:
- gross	4,708	4,080	2,702
- reinsurers’ share	611	411	128

	4,097	3,669	2,574

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

	2002	2001	2000

Changes in the claims provision:
- gross	665	529	305
- reinsurers’ share	40	303	(7)

	625	226	312

	4,722	3,895	2,886
Acquisition costs and other underwriting expenditure	891	735	573
Operating expenses	866	803	576
Other insurance expenses for own account	45	3

	654	630	439

Total operational result from insurance operations
Operational result from life underwriting	3,519	2,941	2,723
Operational result from non-life underwriting	654	630	439

Technical operational result	4,173	3,571	3,162
Income from investments	10,926	10,336	8,067
Investment expenses	2,711	2,652	1,732
Other income	1,842	2,113	1,057
Other expenses	34	43	(26)
Allocated income and expenses transferred to result from underwriting	(10,023)	(9,754)	(7,418)

Operational result before taxation	4,173	3,571	3,162
Taxation	723	688	775

Operational result after taxation	3,450	2,883	2,387
Third-party interests	92	73	39

Operational net profit for the period	3,358	2,810	2,348

Allocated income and expenses
Income and expenses that are not directly recorded in operational result from insurance operations, are allocated to the Result from life underwriting and Result from non-life underwriting on the basis of life insurance provisions and non-life insurance provisions of the insurance companies.

3.7.3. Geographical analysis of claims ratio, cost ratio and combined ratio for non-life insurance policies

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Claims ratio			Cost ratio			Combined ratio

Netherlands	77.5	77.1	75.6	28.9	30.4	29.9	106.4	107.5	105.5
Belgium	76.7	76.9	72.0	34.7	35.0	36.1	111.4	111.9	108.1
Rest of Europe	49.8	50.1	55.3	41.6	51.4	50.0	91.4	101.5	105.3
North America	73.8	71.1	74.0	25.6	29.1	26.0	99.4	100.2	100.0
South America	79.5	77.2	51.4	26.6	21.6	50.2	106.1	98.8	101.6
Asia	66.6	58.6	51.5	51.5	44.6	49.1	118.1	103.2	100.6
Australia	66.9	70.7	80.2	29.5	32.5	32.9	96.4	103.2	113.1
Other	94.4	63.9	80.2	7.8	11.4	22.5	102.2	75.3	102.7
Total	75.0	73.8	74.6	27.1	29.1	29.4	102.1	102.9	104.0

The claims ratio is the claims, including claims handling expenses, expressed as a percentage of net earned premiums. The cost ratio is the costs expressed as a percentage of net premiums written. The claims ratio and the cost ratio together form the combined ratio. A combined ratio of more than 100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

does not necessarily mean that there is a loss on non-life insurance policies, because the result also includes the allocated investment income.

3.7.4. Analysis of premium income of the insurance operations

Reinsurance
ING Group is involved in both ceded and assumed reinsurance for the purpose of spreading risk and limiting exposure on large risks. Reinsurance premiums are recognized in Underwriting expenditure.

Effect of reinsurance on premiums written:

	2002			2001			2000

	Non-life	Life	Total	Non-life	Life	Total	Non-life	Life	Total

Direct premiums written, gross	7,869	43,076	50,945	5,858	43,045	48,903	4,066	24,424	28,490
Reinsurance assumed premiums written, gross	48	1,291	1,339	45	1,512	1,557	29	595	624

Total gross premiums written	7,917	44,367	52,284	5,903	44,557	50,460	4,095	25,019	29,114
Reinsurance ceded	1,275	1,093	2,368	614	1,400	2,014	187	1,013	1,200

	6,642	43,274	49,916	5,289	43,157	48,446	3,908	24,006	27,914

Effect of reinsurance on Non-life premiums earned:

	2002	2001	2000

Direct premiums earned, gross	7,431	5,888	4,014
Reinsurance assumed premiums earned, gross	66	43	33

Total gross premiums earned	7,497	5,931	4,047
Reinsurance ceded	1,200	648	180

	6,297	5,283	3,867

In 2002 the Group completed a study which has resulted in adjusted reinsurance covers, particularly with respect to catastrophe exposure for the non-life insurance business. The latter have now been designed to cover a large part of exposures resulting from events with a return period up to once in 250 years.

To the extent that the assuming reinsurers are unable to meet their obligations, ING Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible. To minimize its exposure to significant losses from reinsurer insolvencies, ING Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer.

As at December 31, 2002, the receivables from reinsurers amounted to EUR 797 million (2001: EUR 669 million; 2000: EUR 611 million), against which EUR 20 million (2001: EUR 4 million; 2000: EUR 5 million) was provided for as uncollectible reinsurance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Premium income on life insurance policies:

		Rein-	2002		Rein-	2001		Rein-	2000
		surers'	Own		surers'	Own		surers'	Own
	Gross	share	account	Gross	share	account	Gross	share	account

Policies for which the insurer bears the investment risk	25,915	931	24,984	26,334	911	25,423	13,276	652	12,624
Policies for which the policyholder bears the investment risk	17,161	78	17,083	16,711	512	16,199	11,148	345	10,803

Total direct business	43,076	1,009	42,067	43,045	1,423	41,622	24,424	997	23,427
Indirect business	1,299	92	1,207	1,539	4	1,535	582	3	579

	44,375	1,101	43,274	44,584	1,427	43,157	25,006	1,000	24,006
Eliminations	8	8		27	27		(13)	(13)

	44,367	1,093	43,274	44,557	1,400	43,157	25,019	1,013	24,006

Premiums written from direct life business:

2002	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk

		Rein-			Rein-
		surers'	Own		surers'	Own
	Gross	share	account	Gross	share	account

Periodic premiums
Individual policies:
- without profit sharing	9,698	858	8,840	2,496	6	2,490
- with profit sharing	4,556	115	4,441

Total	14,254	973	13,281	2,496	6	2,490
Group policies:
- without profit sharing	1,403	75	1,328	7,646	40	7,606
- with profit sharing	802	17	785

Total	2,205	92	2,113	7,646	40	7,606

Total periodic premiums	16,459	1,065	15,394	10,142	46	10,096
Single premiums
Individual policies:
- without profit sharing	1,553		1,553	6,280		6,280
- with profit sharing	1,958	2	1,956

Total	3,511	2	3,509	6,280		6,280
Group policies:
- without profit sharing	5,729	(140)	5,869	739	32	707
- with profit sharing	216	4	212

Total	5,945	(136)	6,081	739	32	707

Total single premiums	9,456	(134)	9,590	7,019	32	6,987

Total life business premiums	25,915	931	24,984	17,161	78	17,083

The total single premiums includes EUR 566 million in 2002 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

2001	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk

		Rein-			Rein-
		surers'	Own		surers'	Own
	Gross	share	account	Gross	share	account

Periodic premiums
Individual policies:
- without profit sharing	8,866	699	8,167	2,329	377	1,952
- with profit sharing	4,482	117	4,365

Total	13,348	816	12,532	2,329	377	1,952
Group policies:
- without profit sharing	1,019	64	955	7,012	88	6,924
- with profit sharing	730	19	711

Total	1,749	83	1,666	7,012	88	6,924

Total periodic premiums	15,097	899	14,198	9,341	465	8,876
Single premiums
Individual policies:
- without profit sharing	1,837		1,837	5,529		5,529
- with profit sharing	1,675	9	1,666

Total	3,512	9	3,503	5,529		5,529
Group policies:
- without profit sharing	7,408	(1)	7,409	1,841	47	1,794
- with profit sharing	317	4	313

Total	7,725	3	7,722	1,841	47	1,794

Total single premiums	11,237	12	11,225	7,370	47	7,323

Total life business premiums	26,334	911	25,423	16,711	512	16,199

The total single premiums includes EUR 567 million in 2001 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

2000	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk

		Rein-			Rein-
		surers'	Own		surers'	Own
	Gross	share	account	Gross	share	account

Periodic premiums
Individual policies:
- without profit sharing	4,869	570	4,299	942	1	941
- with profit sharing	2,281	102	2,179

Total	7,150	672	6,478	942	1	941
Group policies:
- without profit sharing	127	(20)	147	698	29	669
- with profit sharing	611	11	600

Total	738	(9)	747	698	29	669

Total periodic premiums	7,888	663	7,225	1,640	30	1,610
Single premiums
Individual policies:
- without profit sharing	340	1	339	8,436	294	8,142
- with profit sharing	1,652	(14)	1,666

Total	1,992	(13)	2,005	8,436	294	8,142
Group policies:
- without profit sharing	3,035		3,035	1,072	21	1,051
- with profit sharing	361	2	359

Total	3,396	2	3,394	1,072	21	1,051

Total single premiums	5,388	(11)	5,399	9,508	315	9,193

Total life business premiums	13,276	652	12,624	11,148	345	10,803

The total single premiums includes EUR 472 million in 2000 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned(2)	expenses	expenses	expenditure(3)	expenses	result

2002
Health	1,596	1,571	1,314	149	164	(6)	131
Accident(1)	869	874	691	99	100	2	170
Third-party liability motor	816	781	670	97	81	(9)	45
Other motor	1,682	1,580	1,154	155	213	(19)	148
Marine and aviation	198	192	93	24	30	(36)	16
Fire and other property losses	1,718	1,581	904	204	299	(165)	100
General liability	490	438	336	63	78	4	23
Credit and suretyship	49	44	5	12	6	(4)	20
Legal assistance	28	28	25	8	5		(8)
Miscellaneous financial losses	423	342	152	51	56	(106)	(3)
Indirect business	48	66	29	4	159	122	12

	7,917	7,497	5,373	866	1,191	(217)	654

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned(2)	expenses	expenses	expenditure(3)	expenses	result

2001
Health	1,317	1,322	1,015	136	116	(4)	149
Accident(1)	840	852	704	118	98	3	143
Third-party liability motor	638	639	530	96	97	10	57
Other motor	1,171	1,128	919	141	151	79	80
Marine and aviation	128	135	85	21	24	(3)	10
Fire and other property losses	1,214	1,247	865	188	249	35	61
General liability	344	334	272	55	62	42	62
Credit and suretyship	26	26	10	2	4	(1)	12
Legal assistance	24	24	17	6	4		(1)
Miscellaneous financial losses	156	181	167	35	24	33	13
Indirect business	45	43	25	5	29	5	44

	5,903	5,931	4,609	803	858	199	630

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned(2)	expenses	expenses	expenditure(3)	expenses	result

2000
Health	350	342	299	33	16	3	16
Accident(1)	824	837	676	108	94	(1)	135
Third-party liability motor	674	654	562	95	81	2	71
Other motor	679	667	501	95	84	11	41
Marine and aviation	62	60	49	9	13	1	(6)
Fire and other property losses	1,108	1,093	662	168	235	(23)	99
General liability	301	294	238	48	57	20	97
Credit and suretyship	21	19		4	2	(6)	8
Legal assistance	23	23	15	5	4		2
Miscellaneous financial losses	24	25	14	6	5	(1)	(37)
Indirect business	29	33	(9)	5	33	(8)	13

	4,095	4,047	3,007	576	624	(2)	439

(1)	Including disability insurance products.

(2)	Excluding reinsurance.

(3)	Including other underwriting income.

3.7.5. Segment reporting

Analysis by executive centre
 ING Group’s operating segments relate to the internal business segmentation by executive centres. These include the geographical areas ING Europe (including ING Direct activities outside Europe and wholesale banking activities worldwide), ING Americas (including the Group’s reinsurance activities) and ING Asia/Pacific and ING Asset Management. Other mainly includes items not directly attributable to the executive centres.

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. ING Group’s chief operating decision making group is the Executive Board. Each executive centre is headed by an Executive Committee, most members of which are either members of the Executive Board or general managers of business units belonging to that executive centre. The chairman of each Executive Committee is a member of the Executive Board. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the Executive Committees. The Executive Committees formulate the strategic, commercial and financial policy of the executive centres in conformity with the strategy and performance targets set by the Executive Board.

The accounting policies of the operating segments are the same as those described under Accounting principles for the consolidated balance sheet and profit and loss account (see page F-7). Transfer prices for inter-segment transactions are set at arm’s length. Geographical distribution of income is based on the origin of sales. The corporate expenses are allocated to the operating segments and geographical areas based on time spent by head office personnel, the relative number of staff or on the basis of income and/or assets of the operating segment. Operating segments have not been aggregated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Operating segments of ING Group:

2002				Asset		Total
			Asia/	Mana-		seg-	Recon-	Total
	Europe	Americas	Pacific	gement	Other	ments	ciliation	group

Total operational income:(1)
Income — external	25,780	39,796	8,769	1,743	433	76,521		76,521
Income — inter-segment	1,229	137	14	(542)	(545)	293	(293)

	27,009	39,933	8,783	1,201	(112)	76,814	(293)	76,521

Segment operational results before taxation	3,715	1,079	618	175	54	5,641		5,641

Segment assets	570,319	132,255	24,299	20,187	10,511	757,571	(41,201)	716,370

Segment liabilities	550,859	127,621	22,452	17,870	(3,768)	715,034	(21,023)	694,011

Average number of employees(2)	71,733	26,543	8,449	5,472	859	113,056		113,056

2001				Asset		Total
			Asia/	Mana-		seg-	Recon-	Total
	Europe	Americas	Pacific	gement	Other	ments	ciliation	group

Total operational income:(1)
Income — external	25,852	39,277	7,513	1,452	69	74,163		74,163
Income — inter-segment	711	126	(3)	(209)	(159)	466	(466)

	26,563	39,403	7,510	1,243	(90)	74,629	(466)	74,163

Segment operational results before taxation	4,267	899	313	185	77	5,741		5,741

Segment assets	543,583	154,540	24,041	10,601	9,039	741,804	(36,685)	705,119

Segment liabilities	524,464	153,331	22,364	9,543	(5,342)	704,360	(24,758)	679,602

Average number of employees(2)	72,205	26,139	7,800	4,978	876	111,998		111,998

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

2000				Asset		Total
			Asia/	Mana-		seg-	Recon-	Total
	Europe	Americas	Pacific	gement	Other	ments	ciliation	group

Total operational income:(1)
Income — external	25,259	18,645	4,437	1,364	(137)	49,568		49,568
Income — inter-segment	502	135	(7)	(166)	(43)	421	(421)

	25,761	18,780	4,430	1,198	(180)	49,989	(421)	49,568

Segment operational results before taxation	4,544	612	225	325	61	5,767		5,767

Segment assets	502,698	141,216	21,713	10,031	8,992	684,650	(34,478)	650,172

Segment liabilities	478,180	141,839	20,438	9,030	(4,431)	645,056	(23,865)	621,191

Average number of employees(2)	71,780	11,988	3,804	4,193	885	92,650		92,650

(1)	For a reconciliation of Total operational income (Total Group) and segment operational results before taxation (Total Group) to the Consolidated Financial Statements reference is made to F-52 and F-53.

(2)	The average numbers of employees of joint ventures are included proportionally.

Interest income (external) and interest expense (external) breakdown per EC:

				Asset
			Asia/	Mana-		Total
	Europe	Americas	Pacific	gement	Other	group

2002
Interest income	21,050	5,018	652	740	4,761	32,221
Interest expense	12,730	518	81	87	4,331	17,747

	8,320	4,500	571	653	430	14,474

2001
Interest income	26,495	4,971	552	417	107	32,542
Interest expense	18,701	604	33	139	64	19,541

	7,794	4,367	519	278	43	13,001

2000
Interest income	21,242	2,091	166	270	(163)	23,606
Interest expense	13,102	217	27	73	55	13,474

	8,140	1,874	139	197	(218)	10,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

3.7.6. Geographical analysis of the insurance and banking operations

Operational income by geographical area:

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Eliminations			Total

Netherlands	11,971	12,173	12,105	4,982	4,821	4,541	14	23	46	16,939	16,971	16,600
Belgium	2,645	2,179	1,498	2,044	1,957	2,069				4,689	4,136	3,567
Rest of Europe	2,027	2,111	1,781	2,773	3,018	2,791				4,800	5,129	4,572
North America	39,383	37,938	18,390	600	537	1,039	1		(5)	39,982	38,475	19,434
South America	910	1,496	329	251	238	271				1,161	1,734	600
Asia	6,627	5,364	2,064	436	476	538				7,063	5,840	2,602
Australia	2,170	2,179	2,413	107	55	37				2,277	2,234	2,450
Other	438	285	155	8	9	16				446	294	171

	66,171	63,725	38,735	11,201	11,111	11,302	15	23	41	77,357	74,813	49,996
Income between geographical areas(1)	(834)	(648)	(428)				2	2		(836)	(650)	(428)

	65,337	63,077	38,307	11,201	11,111	11,302	17	25	41	76,521	74,163	49,568

(1)	Mainly related to reinsurance premiums ceded between group companies in different geographical areas.

Operational income from the insurance operations by geographical area:

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Life premiums written			Non-life premiums written			Investment income(1)			Total

Netherlands	4,927	5,353	5,551	1,859	1,811	1,817	5,185	5,009	4,737	11,971	12,173	12,105
Belgium	2,053	1,625	964	282	253	230	310	301	304	2,645	2,179	1,498
Rest of Europe	1,580	1,623	1,299	38	34	31	409	454	451	2,027	2,111	1,781
North America	28,085	28,963	13,348	5,312	2,933	1,595	5,986	6,042	3,447	39,383	37,938	18,390
South America	292	493	194	303	618	46	315	385	89	910	1,496	329
Asia	5,969	4,718	1,766	66	64	48	592	582	250	6,627	5,364	2,064
Australia	1,467	1,779	1,894	296	250	328	407	150	191	2,170	2,179	2,413
Other	3	5	4	385	211	106	50	69	45	438	285	155

	44,376	44,559	25,020	8,541	6,174	4,201	13,254	12,992	9,514	66,171	63,725	38,735
Income between geographical areas(2)	(9)	(2)	(1)	(624)	(271)	(106)	(201)	(375)	(321)	(834)	(648)	(428)

	44,367	44,557	25,019	7,917	5,903	4,095	13,053	12,617	9,193	65,337	63,077	38,307

(1)	Including commission and other income.

(2)	Mainly related to reinsurance premiums ceded between group companies in different geographical areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Operational result before taxation by geographical area:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Insurance operations			Banking operations			Total

Netherlands	2,232	2,074	2,017	1,510	1,523	1,441	3,742	3,597	3,458
Belgium	79	94	113	613	521	517	692	615	630
Rest of Europe	161	178	190	(311)	364	593	(150)	542	783
North America	1,037	762	579	(476)	(446)	(235)	561	316	344
South America	59	79	(6)	41	24	171	100	103	165
Asia	255	230	82	38	193	128	293	423	210
Australia	330	85	150	55	(7)	(9)	385	78	141
Other	20	69	37	(2)	(2)	(1)	18	67	36

	4,173	3,571	3,162	1,468	2,170	2,605	5,641	5,741	5,767

Operational result before taxation from the insurance operations by geographical area:

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	Life			Non-life			Total

Netherlands	2,007	1,836	1,810	225	238	207	2,232	2,074	2,017
Belgium	76	85	89	3	9	24	79	94	113
Rest of Europe	155	176	188	6	2	2	161	178	190
North America	667	520	438	370	242	141	1,037	762	579
South America	60	29	(9)	(1)	50	3	59	79	(6)
Asia	261	228	79	(6)	2	3	255	230	82
Australia	291	64	144	39	21	6	330	85	150
Other	2	3	(16)	18	66	53	20	69	37

	3,519	2,941	2,723	654	630	439	4,173	3,571	3,162

Operational net profit for the period by geographical area:

	2002	2001	2000

Netherlands	2,937	2,612	2,668
Belgium	492	444	382
Rest of Europe	(145)	496	449
North America	339	163	42
South America	47	77	153
Asia	169	318	178
Australia	376	88	114
Other	38	54	22

	4,253	4,252	4,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

4. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP

4.1. Net cash flow from operating activities

The net cash flow shown in respect of Lending only relates to transactions involving actual payments or receipts. The Additions to the provision for loan losses which is deducted from the item Lending in the balance sheet has been adjusted for the result before taxation and is shown separately in the cash flow statement.

4.2. Net cash flow from investing activities

Most significant companies acquired:

			Amounts in billions of euros

				Aetna
				Financial
		Seguros	ReliaStar	Services and
		Comercial	Financial	Aetna
	DiBa	America	Corporation	International

General		2001	2000	2000
Year of acquisition	2002	Non-life	Life	Life
Primary line of business	Direct banking	insurance	insurance	insurance
Purchase price
Purchase price	0.6	1.1	6.7	8.3
Assumed debt in purchase price		0.6	1.1	3.0
Assets
Investments	7.7	1.3	23.8	58.4
Miscellaneous other assets	0.1	1.2	4.9	9.3
Liabilities
Insurance provisions		1.7	22.3	61.3
Funds entrusted to and debt securities of the banking operations	6.4
Miscellaneous other liabilities	1.2	0.6	3.5	6.6

To finance the acquisitions of ReliaStar Financial Corporation, Aetna Financial Services and Aetna International, investments in shares have been sold in the financial year 2000. The proceeds of the sales amounted to EUR 9.6 billion.

In 2000, ING Group sold its 19.05% interest in Credit Commercial de France, a French-based banking company. The proceeds of the sale amounted to EUR 2,111 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

5.     PARENT COMPANY BALANCE SHEET OF ING GROUP AS AT DECEMBER 31

before profit appropriation

	Amounts in millions of euros

	2002	2001

ASSETS
Participating interests (5.2.1)	26,596	30,798
Other assets (5.2.2)	2,517	641

Total	29,113	31,439

EQUITY AND LIABILITIES
Shareholders’ equity (5.2.3.)
Share capital	583	583
Share premium	7,186	7,188
Revaluation reserve	1,983	6,287
Reserve for participating interests	501	466
Exchange differences reserve	243	(155)
Other reserves	3,258	2,568
Net profit for the period	4,500	4,577

	18,254	21,514
Subordinated loans (5.2.4)	4,558	3,142

Capital base	22,812	24,656
Other liabilities (5.2.5)	6,301	6,783

Total	29,113	31,439

PARENT COMPANY PROFIT AND LOSS ACCOUNT OF ING GROUP FOR THE YEARS ENDED DECEMBER 31

	Amounts in millions of euros

	2002	2001	2000

Result of group companies after taxation	4,521	4,596	12,051
Other results after taxation	(21)	(19)	(67)

Net profit for the period	4,500	4,577	11,984

The numbers against the items refer to the notes starting on page F-86.

5.1. Accounting principles for the parent company balance sheet and profit and loss account of ING Group

The principles of valuation and determination of results stated in connection with the consolidated balance sheet and profit and loss account are also applicable to the valuation of directly held participating interests. Amounts receivable from and owed to group companies in connection with ordinary interbank transactions are included in Other assets and Other liabilities, respectively.

Changes in balance sheet values due to changes in the revaluation reserve of the participating interests are reflected in the Revaluation reserve, which forms part of Shareholders’ equity. Changes in balance sheet values due to the results of these Participating interests, accounted for in accordance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

with ING Group accounting principles, are included in the profit and loss account. Other changes in the balance sheet value of these Participating interests, other than those due to changes in share capital, are included in Other reserves, which forms part of Shareholders’ equity.

A statutory reserve is carried at an amount equal to the share in the results of Participating interests since their first inclusion at net asset value less the amount of profit distributions to which rights have accrued in the interim. Profit distributions which can be repatriated to the Netherlands without restriction are likewise deducted from the Reserve for participating interests, which forms part of Shareholders’ equity.

5.2. Notes to the parent company balance sheet of ING Group

ASSETS

5.2.1. Participating interests

	2002		2001

	Ownership	Balance	Ownership	Balance
	(%)	sheet value	(%)	sheet value

Name of investee
ING Bank N.V	100	15,879	100	15,462
ING Verzekeringen N.V	100	10,803	100	15,396
Other		(86)		(60)

		26,596		30,798

Movements in Participating interests:

	2002	2001

Opening balance	30,798	32,782
Repayments to group companies	(1,453)	632
Desinvestments in group companies	(9)
Write-off of goodwill	(1,176)	(1,908)
Revaluations	(5,257)	(3,585)
Result of group companies	4,521	4,596
Dividend	(1,604)	(1,499)

	25,820	31,018
Changes in ING Groep N.V. shares held by group companies	776	(220)

Closing balance	26,596	30,798

5.2.2. Other assets

	2002	2001

Receivables from group companies	2,385	539
Other receivables, prepayments and accruals	132	102

	2,517	641

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

EQUITY AND LIABILITIES

5.2.3. Shareholders’ equity

					Cumulative
Share capital	Ordinary shares		Preference shares		preference shares
	(par value EUR 0.24)		(par value EUR 1.20)		(par value EUR 1.20)

	number		number		number
	x 1,000	amount	x 1,000	amount	x 1,000	amount

2002
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	1,007,323	241	212,920	256	900,000	1,080

Issued share capital	1,992,677	479	87,080	104	0	0

2001
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	1,007,328	241	212,920	256	900,000	1,080

Issued share capital	1,992,672	479	87,080	104	0	0

2000
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	1,029,488	247	212,920	256	900,000	1,080

Issued share capital	1,970,512	473	87,080	104	0	0

Movements in issued share capital

	Ordinary shares		Preference shares

	number		number
	x 1,000	amount	x 1,000	amount

Issued share capital as at January 1, 2000	1,933,950	439	87,080	99
From exchange of ING Groep N.V. A warrants and B warrants	12,242	3
From 1999 final dividend	14,164	3
From 2000 interim dividend	10,074	2
Stock options	82
From premium reserve due to conversion of share capital into euros		26		5

Issued share capital as at December 31, 2000	1,970,512	473	87,080	104
From exchange of ING Groep N.V. A warrants and B warrants	22,160	6

Issued share capital as at December 31, 2001	1,992,672	479	87,080	104
From exchange of ING Groep N.V. B warrants	5

Issued share capital as at December 31, 2002	1,992,677	479	87,080	104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Shares
All shares are in registered form. No share certificates will be issued. Shares may be transferred by means of a deed of transfer, subject to the approval of the Executive Board of ING Group.

Ordinary shares
In October 2000, the par value of the ordinary shares was converted from NLG 1.00 into EUR 0.48. As part of the conversion, the issued share capital with regard to ordinary shares was increased. This increase was charged to the share premium reserve. Ordinary shares may only be issued if at least the nominal value is paid up. On July 2, 2001 the (depositary receipts for) ING Group ordinary shares have been split in a 2:1 ratio. Therefore, the par value of the ordinary shares is currently EUR 0.24.

Preference shares
The par value of the preference shares is EUR 1.20. Preference shares are divided into two categories: “A” preference shares and “B” preference shares. The authorized share capital of ING Group consists of 100 million “A” preference shares, of which as at December 31, 2002 87 million have been issued and 200 million “B” preference shares, of which none have not yet been issued. In October 2000, the par value of the preference shares was converted from NLG 2.50 into EUR 1.20. As part of the conversion, the issued share capital with regard to “A” preference shares was increased. This increase was charged to the share premium reserve.

Preference shares may only be issued if at least the nominal value is paid up.

Preference shares rank before ordinary shares in entitlement to dividends and distributions upon liquidation of ING Group, but are subordinated to cumulative preference shares. Holders of “A” and “B” preference shares rank pari passu among themselves. If the profit or amount available for distribution to the holders of preference shares is not sufficient to make such distribution in full, the holders will receive a distribution in proportion to the amount they would have received if the distribution could have been made in full. The “A” preference shares and “B” preference shares are not cumulative and their holders will not be compensated in subsequent years for a shortfall in a prior year.

The ING Group’s Articles of Association make provision for cancellation of preference shares.

“A” preference shares
The dividend on the “A” preference shares is equal to a percentage of the amount (including share premium) for which the “A” preference shares were originally issued.

This percentage is calculated by taking the arithmetic mean of the average effective yield on the five longest-dated Dutch government loans, as prepared by the Dutch Central Bureau of Statistics and published in the Official Price List of Euronext Amsterdam N.V. for the last twenty stock exchange days preceding the day on which the first “A” preference shares are issued, or, as the case may be, preceding the day on which the dividend percentage is adjusted. The percentage thus established may be increased or decreased by not more than a half percentage point, depending on the market conditions then prevailing, as the Executive Board may decide with the approval of the Supervisory Board.

The dividend percentage will be readjusted on January 1, 2004 in keeping with the average effective yield at that time on the five longest-dated Dutch government loans and thereafter every ten years. The dividend on the “A” preference shares will be EUR 0.2405 per year until January 1, 2004.

“A” preference shares may only be cancelled if a distribution of the amount (including share premium) for which the “A” preference shares were originally issued reduced by the par value of the shares can be made on each “A” preference share. Upon liquidation of ING Group, a distribution of the amount (including share premium) for which the “A” preference shares were originally issued will, insofar as possible, be made on each “A” preference share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Depositary receipts for ordinary shares and for preference shares
The issue and transfer of ordinary shares and preference shares is restricted, pursuant to the Articles of Association of ING Group. Each shareholder (natural persons and legal entities) may acquire ordinary shares and/or preference shares up to a limit of 1% of the issued ordinary share capital or the issued preference share capital, respectively.

However, there are some exceptions to this rule, including the Trust especially appointed for that purpose.

The Trust holds more than 99% of the ordinary and preference shares issued by ING Group. In exchange for these shares, the Trust has issued depositary receipts for ordinary shares and preference shares. The depositary receipts are freely transferable.

The holder of a depositary receipt is entitled to receive from the Trust payment of dividends and distributions corresponding with the dividends and distributions received by the Trust on a share of the relevant category. Moreover, the holder of a depositary receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Group. For the exercise of voting rights in the Annual General Meeting of Shareholders, the Trust will, except in special circumstances, grant holders of depositary receipts a voting proxy up to the exchangeability limit of their depositary receipts, i.e. up to a maximum of 1% of the issued share capital per depositary receipt holder (including the voting rights that are attached to shares held by the relevant depositary receipt holder).

Proposed changes in voting rights
On January 16, 2003 a proposed change to ING Group’s corporate governance structure was announced. The proposed changes impact the voting rights of shareholders and depository-receipt holders. Holders of depository receipts will be able to cast a vote at the General Meeting of Shareholders, or give a proxy, under all circumstances — even in the case of a hostile take over — and without restrictions. Until now, there was a 1% general restriction and the Trust Office (Stichting Administratiekantoor), for example, did not have to give a proxy to depository-receipt holders in the case of a hostile take over. Secondly, depository-receipt holders will be able to exchange their certificates for ordinary shares without any restrictions, which is now limited to 5% of the issued share capital. Thirdly, ING will introduce proxy voting and will create the opportunity for depository-receipt holders to transfer the proxy granted to him/her to a third person, who may also collect a number of proxies (‘proxy solicitation’). The proposed changes are to be approved by the General Meeting of Shareholders.

Concentration of holders of depository receipts for ordinary shares
As at December 31, 2002, ABN AMRO Holding N.V., AEGON N.V. and Fortis Utrecht had an interest in depositary receipts of ING Group between 5% and 10%.

Depositary receipts for ordinary shares held by ING Group
With reference to Section 98 (5), Book 2, of the Dutch Civil Code, as at December 31, 2002, a number of 28 million of depository receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 was held by ING Group or its subsidiaries. The shares were purchased to hedge option rights granted to the Executive Board and other employees. In 2002, ING Group sold own shares in connection to these option with a sales price of EUR 18.14 per share. The net effect of these transactions is included in Other reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in depositary receipts for ordinary shares held by ING Groep N.V. and its subsidiaries to hedge the option rights granted to the Executive Board and other employees in 2002:

	Number
	x 1,000	Amount

Opening balance	69,088	2,230
Sales	(36,000)	(653)
Secondary placements	(4,651)	(108)
Differences between purchase and sales prices		(574)

Depositary receipts as at December 31, 2002	28,437	895

Cumulative preference shares
The par value of the cumulative preference shares is EUR 1.20. In October 2000, the par value of the preference shares was converted from NLG 2.50 into EUR 1.20. Cumulative preference shares may only be issued if at least one fourth of the nominal value is paid up.

The cumulative preference shares rank before the preference shares and the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Group.

The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the Euro OverNight Index Average (EONIA) as calculated by the European Central Bank. During the financial year for which the distribution is made, this percentage is weighted on the basis of the number of days for which it applies, increased by two and a half percentage points.

If and to the extent that the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If and to the extent that the dividend distribution cannot be made from the reserves, the profits achieved in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.

ING Group’s Articles of Association make provision for the cancellation of cumulative preference shares. Upon cancellation of cumulative preference shares and upon liquidation of ING Group, the amount paid up on the cumulative preference shares will be repaid together with the dividend shortfall in preceding years, insofar as this shortfall has not yet been made up.

A warrants and B warrants
In 1991, ING Group authorized the issue of 261,070,062 warrants (hereafter A warrants), of which 253,297,808 were issued. A warrant holders have been able to exercise their rights at their own discretion up to March 15, 2001. Therefore, no A warrants are outstanding anymore.

In 1998, ING Group authorized the issue of a maximum of 17,317,132 B warrants, of which 17,186,325 have been issued. As at December 31, 2002, 17,157,005 B warrants were outstanding (2001: 17,159,643). B warrant holders are entitled to obtain from ING Group, for a fixed price, depositary receipts for ordinary shares in the proportion of 1 B warrant to 2 depositary receipts. B warrant holders may exercise their rights at their own discretion but no later than 5 January 2008. As at December 31, 2002, no B warrants (2001: nil) were held by group companies of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The current exercise price of B warrants is EUR 49.92 for 2 depositary receipts. The exercise price of B warrants will be adjusted by ING Group if one or more of the following circumstances occur:

1.	ING Group issues ordinary shares with pre-emptive rights for existing holders thereof at a price lower than the average price over the 20 business days preceding the relevant announcement of the median price between the highest and lowest prices of the depositary receipts of EUR 0.24 par value as stated in the Official Price List of Euronext Amsterdam N.V.;

2.	ING Group issues ordinary shares to existing holders thereof, such shares being paid from a reserve of the company at a price lower than the average price over the 20 business days preceding the relevant announcement of the median price between the highest and lowest prices of the depositary receipts of EUR 0.24 par value as stated in the Official Price List of Euronext Amsterdam N.V.;

3.	ING Group issues ordinary shares to existing holders thereof by way of paying a dividend at a price lower than the average price over the 20 business days preceding the relevant announcement of the median price between the highest and lowest prices of the depositary receipts of EUR 0.24 par value as stated in the Official Price List of Euronext Amsterdam N.V.;

4.	ING Group grants to existing holders of ordinary shares pre-emptive rights to obtain securities other than ordinary shares;

5.	Any company grants to existing holders of ordinary shares of ING Group a right of subscription for securities which may be converted into or exchanged for ordinary shares of ING Group, provided that the price for which such ordinary shares of ING Group may (initially) be obtained is lower than the then applicable exercise price;

6.	ING Group makes a distribution in cash out of its share premium reserve(s) to holders of ordinary shares.

In case of a split or consolidation of the shares of ING Group, a warrant holder shall remain entitled to a number of shares, the aggregate par value of which shall be equal to the aggregate par value of the number of shares to which he was entitled before the split or consolidation.

In case of a restructuring of the share capital of ING Group or a merger of ING Group with any other company or a transfer of the assets of ING Group (or a substantial part thereof) to any other company, the exercise price of the B warrants will not be adjusted. In that event, a warrant holder will be entitled to obtain the securities of the kind and number a holder of ordinary shares would have been entitled to if the B warrants had been exchanged for ordinary shares immediately before that event.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Reserves

				Reserve
				for
				partici-	Exchange
		Share	Revaluation	pating	differences	Other
	Total	premium	reserve	interests	reserve	reserves

Balance as at December 31, 1999	29,096	6,994	17,275	480	(9)	4,356
Unrealized revaluations after taxation	(7,499)		(7,398)	(50)		(51)
Exchange differences	(21)				(21)

Net profit not recognized in the profit and loss account	(7,520)		(7,398)	(50)	(21)	(51)
Write-off of goodwill	(11,774)					(11,774)
Profit appropriation previous year	4,922					4,922
1999 final dividend and 2000 interim dividend(1)	(900)	(5)				(895)
To share capital due to conversion of par value of shares into euros	(31)	(31)
Exercise of warrants and options	73	73
Changes in ING Groep N.V. shares held by group companies	(1,153)					(1,153)

Balance as at December 31, 2000	12,713	7,031	9,877	430	(30)	(4,595)
Unrealized revaluations after taxation	(3,641)		(3,590)	36		(87)
Exchange differences	(125)				(125)

Net profit not recognized in the profit and loss account	(3,766)		(3,590)	36	(125)	(87)
Write-off of goodwill	(1,908)					(1,908)
Profit appropriation previous year	11,984					11,984
2000 final dividend and 2001 interim dividend(2)	(2,300)					(2,300)
Exercise of warrants and options	157	157
Changes in ING Groep N.V. shares held by group companies	(526)					(526)

Balance as at December 31, 2001	16,354	7,188	6,287	466	(155)	2,568
Unrealized revaluations after taxation	(5,833)		(4,304)	35		(1,564)
Exchange differences	398				398

Net profit not recognized in the profit and loss account	(5,435)		(4,304)	35	398	(1,564)
Write-off of goodwill	(1,176)					(1,176)
Profit appropriation previous year	4,577					4,577
2001 final dividend and 2002 interim dividend(3)	(1,969)					(1,969)
Exercise of warrants and options	(2)	(2)
Changes in ING Groep N.V. shares held by group companies	822					822

Balance as at December 31, 2002	13,171	7,186	1,983	501	243	3,258

(1)	1999 final dividend of EUR 0.82 per share and 2000 interim dividend of EUR 0.41 per share.

(2)	2000 final dividend of EUR 1.13 per share and 2001 interim dividend of EUR 0.47 per share.

(3)	2001 final dividend of EUR 0.50 per share and 2002 interim dividend of EUR 0.48 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2002, the capital and reserves of Stichting Regio Bank, included in Other reserves, amounted to EUR 428 million (2001: EUR 384 million) and cannot be freely distributed.

The revaluation reserve and the reserve for participating interests include the statutory reserves.

Dividend restrictions
ING Group and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of (i) the paid-up capital, and (ii) reserves required by law. Additionally, certain group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company. Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.

The Executive Board of ING Group believes that these limitations will not affect the ability of ING Group to pay dividends to its shareholders in the future.

5.2.4. Subordinated loans

Subordinated loans includes the 6.5% perpetual subordinated loan issued by ING Groep N.V. in September 2001, with a balance sheet value of EUR 600 million, the 7.05% perpetual subordinated loan of USD 800 million issued by ING Groep N.V. in July 2002 with a balance sheet value of EUR 763 million, and the 7.20% perpetual subordinated loan of USD 1,100 million by ING Groep N.V. in December 2002 with a balance sheet value of EUR 1,049 million.

The number of debentures held by group companies as at December 31, 2002 was 67,656 with a balance sheet value of EUR 7 million (2001: 62,841 with a balance sheet value of EUR 6 million).

Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in Subordinated loans.

			2002	2001

Interest rate	Year of issue	Due date	Balance sheet value

8.439	2000	December 31, 2030(1)	1,431	1,695
9.2	2000	June 30, 2030	238	282
7.7	1999	June 29, 2029	477	565

			2,146	2,542

(1)	Interest rate is fixed until December 31, 2010, thereafter the interest rate will be reset based on three-month LIBOR plus spread.

5.2.5. Other liabilities

	2002	2001

Debenture loans	5,704	5,704
Amounts owed to group companies	376	837
Other amounts owed and accrued liabilities	221	242

	6,301	6,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Debenture loans:

			2002	2001

Interest rate	Year of issue	Due date	Balance sheet value

5	2001	May 3, 2006	1,000	1,000
6.125	2000	January 4, 2011	1,000	1,000
6	2000	August 1, 2007	750	750
5.5	2000	May 11, 2005	1,500	1,500
5.5	1999	September 14, 2009	1,000	1,000
7.125	1994	June 28, 2004	454	454

			5,704	5,704

The number of debentures held by group companies as at December 31, 2002 was 154,692 with a balance sheet value of EUR 178 million (2001: 118,090 with a balance sheet value of EUR 135 million).

Amounts owed to group companies by remaining term:

	2002	2001

- up to one year	293	831
- over five years	83	6

	376	837

Amsterdam, March 10, 2003 The Supervisory Board, Cor Herkströter, Chairman	The Executive Board, Ewald Kist, Chairman
Mijndert Ververs, Vice-Chairman	Michel Tilmant, Vice-Chairman
Lutgart van den Berghe	Fred Hubbell
Luella Gross Goldberg	Hessel Lindenbergh
Paul van der Heijden	Cees Maas, Chief Financial Officer
Aad Jacobs	Alexander Rinnooy Kan
Godfried van der Lugt
Paul Baron de Meester
Johan Stekelenburg
Hans Tietmeyer
Jan Timmer
Karel Vuursteen

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

6. DIFFERENCES BETWEEN DUTCH AND US ACCOUNTING PRINCIPLES

6.1. Valuation and income recognition differences between Dutch and US accounting principles

The consolidated financial statements of ING Group are presented in accordance with accounting principles generally applied in the Netherlands (“Dutch GAAP”). Dutch GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant differences.

a.	Purchase accounting and Goodwill and other intangible assets.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Financial Accounting Standard (“FAS”) No. 142, Accounting for Goodwill and Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new statement, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests based on a fair value approach in accordance with the new statement. Other intangible assets will continue to be amortized over their useful lives. The Company adopted the new statement effective January 1, 2002. Before implementation of FASB Statement 142 goodwill was amortized over its estimated economic life and was evaluated for impairment by comparing the entity level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment. This item includes intangible assets which under Dutch GAAP are recognized as goodwill.

In accordance with the transition provisions of FASB Statement 142 the Company performed the required transitional impairment tests for goodwill as of January 1, 2002. As a result of that test, under the new fair value-based impairment test, certain goodwill is impaired and ING Group has recognized an impairment loss of EUR 13.103 billion. In addition to the transitional goodwill impairment test, ING Group has performed the required annual impairment test in 2002. The annual goodwill impairment test did not result in an additional impairment charge.

There is no impact to the Company’s net income or financial condition under Dutch GAAP since goodwill has not been capitalized but has been charged to equity immediately at the time of an acquisition.

Subsequent impairment tests will be performed on an annual basis, or more frequently if circumstances indicate a potential impairment.

b.	Real estate.

Investments in land and buildings are generally carried at their fair values, based on values prevailing at acquisition or on subsequent, periodic appraisals. These properties are not depreciated. Impairment losses are first charged against the revaluation reserves existing for the individual real estate. Any remaining impairment losses are charged to the profit and loss account. Results on disposal of real estate are charged to the profit and loss account.

US GAAP distinguishes between real estate properties held for own use and real estate held for investments. Properties held for own use are generally carried at historical cost less accumulated depreciation, but the carrying amounts may be adjusted for any impairment in value; depreciation is provided over the estimated economic life of the property. Properties held for investment are generally carried at cost, and are adjusted for any impairment in value; depreciation is provided over the estimated economic life of the property. Results on disposal of real estate are charged to the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

c.	Valuation of debt securities.

Debt securities held for investment, other than zero-coupon bonds, are carried at redemption value. Premiums or discounts arising at acquisition are recorded separately and amortized over the estimated life of the portfolio on a straight-line basis. Zero-coupon bonds are carried at amortized cost. Additionally, debt securities are recorded net of a provision for credit losses.

Under US GAAP, investments in debt securities must be classified as either:

(i)	trading, which are valued at fair value with changes in fair value recorded through current period earnings;

(ii)	held-to-maturity, which are carried at amortized cost, or;

(iii)	available-for-sale, which are carried at fair value with changes in fair value recorded as a separate component of shareholders’ equity.

Premiums and discounts arising from acquisition are amortized to interest income using the effective yield method over the contractual life of the securities.

Allowances for credit losses on debt securities are not permitted. Individual securities classified as either available-for-sale or held-to-maturity are subject to review to determine whether a decline in fair value below amortized cost is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis and the amount of the write down is included in the profit and loss account.

Revaluation of debt securities classified as available-for-sale to fair value results in a reconciling item to shareholders’ equity. A portion of this reconciliation relates to assets held in support of policies where the policyholder shares in the profits of the company. Although unrealized gains on these assets are included in shareholders’ equity for US GAAP purposes, as these gains are realized a portion may be passed to policyholders, at the discretion of the company. As at December 31, 2002, this amount is estimated at EUR 1.5 billion.

Effective April 1, 2001, ING Group adopted EITF Issue 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”. Under the consensus, changes in their estimated yield of certain collateralized mortgage obligations are to be recorded on a prospective basis. If the fair value of the collateralized mortgage obligations has declined below its carrying amount and the decline is determined to be other than temporary, the security is written down to fair value. Upon adoption of EITF Issue 99-20, ING Group recorded a EUR 40 million charge in the 2001 US GAAP net profit as a net of tax cumulative effect of accounting change.

In accordance with EITF 96-15, unrealised foreign currency translation results related to available for sale debt securities denominated in other currencies than the reporting currency of the entity should be recognized in Shareholders’ equity as a part from the fair value adjustment and not in the profit and loss accounts under US GAAP. Under ING GAAP these unrealised translations results are recognized in the profit and loss account.

ING Group recorded EUR 540 million gain in the 2002 US GAAP net profit to reverse the recorded loss under Dutch GAAP.

d.	Realized results on sales of debt securities.

Realized gains and losses on sales of investments in debt securities are deferred as part of the provision for yield differences and amortized on a straight-line basis over the estimated average remaining life of the portfolio.

Under US GAAP, realized gains and losses on sales of investments in debt securities are recorded in the earnings of the period in which the sales occurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

e.	Valuation of equity securities.

Under Dutch GAAP, unrealized losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extend to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to maintain a long-term investment strategy.

Under US GAAP, unrealized losses that are considered “other than temporary” are charged to the profit and loss. The determination of “other than temporary” is primarily based on the duration and extent to which the market value has been below cost price.

f.	Accounting for derivative financial instruments held for risk management purposes.

Under Dutch GAAP, derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged.

US GAAP requires that derivatives be carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment. With effect from January 1, 2001 ING Group has adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 138.

SFAS 133 requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability, measured at its fair value. The change in a derivative’s fair value is generally to be recognized in the current period’s profit and loss account. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value of the derivative instrument should be recognized currently in the profit and loss account or in equity, depending on whether such designation is considered a fair value hedge, a cash flow hedge, or a hedge of a net investment in foreign operations. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in the profit and loss account. For cash flow hedges the effective portion of the gains or losses on the derivative instrument are reported in equity and subsequently reclassified into the profit and loss account when the hedged item affects the profit and loss account. The remaining gains and losses in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the profit and loss account during the period of change. For a hedge of a net investment in a foreign currency, the gain or loss is reported in equity to the extent it is effective.

The hedging rules specified under SFAS 133 are more stringent than the hedging rules prior to SFAS 133. Consequently, a significant portion of the derivatives that received hedge accounting treatment prior to the adoption of SFAS 133 are recorded at fair value with changes in fair value included in the profit and loss account. The initial revaluation of these derivatives upon adoption of the new rules in 2001 which did not have a material effect on ING Group’s US GAAP equity and profit and loss account, was reported as part of the 2001 adjustment with respect to this item.

For the purpose of reconciliation of Dutch GAAP shareholders’ equity and net profit to US GAAP, the change in the fair values of the hedged items have been set off against the gains or losses on the derivative instrument for hedges that meet SFAS 133 hedge criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

g.	Deferred acquisition costs of insurance contracts.

Under both Dutch and US GAAP, costs that vary with and are directly related to the acquisition of life insurance contracts are deferred and amortized.

Under Dutch GAAP, deferred acquisition costs are amortized in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums.

For universal-life type contracts, investment contracts and for participating individual life insurance contracts in the Netherlands, US GAAP requires that deferred acquisition costs be amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts.

In addition, in accordance with SFAS 115, deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts under Dutch GAAP are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The SFAS 115 adjustment to deferred acquisition costs is an adjustment to equity that is not taken through net profit. As a result of this adjustment US GAAP equity has been reduced by EUR 898 million up to 2002. (reduced by EUR 400 million up to 2001).

Under US GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on the DAC.

h.	General provisions.

Under Dutch GAAP, as applied prior to 1998, liabilities could be set up under certain conditions, for expenses that will be incurred in the future, such as expenses relating to information technology systems enhancement.

Under US GAAP, the criteria for setting up liabilities are more stringent and include, among others, that a liability is incurred at the date of the financial statements for such costs.

With effect from the 1998 financial year, the ING principles for the determination of provision have been changed. As from year-end 2000, all general provisions are in accordance with US GAAP except that general provisions are discounted using a pre-tax discount rate to reflect the time value of money.

i.	Pension liabilities and pension costs.

For most ING Group employees, separate funds have been created for pension entitlements. These funds are separate legal entities outside the control of ING Group.

Under Dutch GAAP, the pension expense is based on International Accounting Standard 19 (revised 2000), with transition taken as January 1, 1997. Under International Accounting Standard 19 the pension expense is based on a specific method of actuarial valuation of projected plan liabilities for accrued service including future salary indexation. Assets are taken at fair value.

Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.

A liability (or asset) is recognized for the excess (or deficiency) of plan liabilities over plan assets at transition, subsequently adjusted by the extent that the current year’s expense differs from the current year’s payments to the funds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The pension expense under US GAAP is based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition date under US GAAP.

Furthermore, under US GAAP an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets. This additional liability is charged to shareholders’ equity. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future compensation levels. Under ING Group accounting principles in such situation the normal rules for differences between the projected benefit obligation and the fair value of plan assets continue to apply and, therefore, a liability is not recognized immediately.

j.	Post-employment benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

k.	Post-retirement benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

l.	Provision for life policy liabilities.

The provision for life policy liabilities, under both Dutch and US GAAP, is calculated based on the benefits attributable to the policyholders as set out in the insurance contracts.

Under both Dutch and US GAAP, the liability for life policy benefits for traditional life insurance contracts is computed using a net level premium method with assumptions such as expected investment yields, mortality, morbidity, terminations and expenses consistent with the provisions of SFAS 60, ‘Accounting and Reporting by Insurance Enterprises’. These assumptions are based on expectations at the time the insurance contracts are made and include a provision for adverse deviation. Additionally, under both Dutch and US GAAP, the adequacy of the provision for life policy benefits is evaluated each year and is augmented if necessary. The principal difference between Dutch and US GAAP relates to applied investment yields for certain Group companies.

Under both Dutch and US GAAP, the liability for life policy benefits for universal life and investment type contracts as described in SFAS 97, ‘Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments’, is equal to the balance that accrues to the benefit of policyholders at the balance sheet date.

These contracts include policies where the policyholder bears the investment risk, annual life funds and unit-linked policies. Investments related to such contracts are segregated and the majority is valued at fair value with changes in fair value recorded through current period earnings for both Dutch and US GAAP.

In the Netherlands, the principal individual life insurance contracts sold by the subsidiaries of ING Group provide for bonuses and distributions on account of interest or underwriting experience to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

policyholders based on the overall results of the operations. Such amounts are generally credited in the form of additional paid-up insurance.

Participating insurance contracts with such features are traditionally sold in the United States by mutual insurance companies. Under both Dutch and US GAAP, the liability for these types of contracts is equal to the net level reserve consistent with the provisions of SFAS 120, ‘Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts’.

Under US GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on deferred profit sharing to policyholders.

m.	Provision for future catastrophe and other insurance provisions.

ING Group carries other insurance provisions for potential exposure to future losses. Amongst these is a non-life provision for future catastrophe and other accidental losses.

Under US GAAP, these provisions are not allowed, since such losses are recorded in the period they are incurred. Amounts that are charged to the catastrophe provision under ING Group accounting principles are recorded in the profit and loss account under US GAAP; the amounts for 2001 relates primarily to the September 11 events in the US.

n.	Valuation and profit recognition of equity investments.

This item relates to equity participations and certain equity investments. Equity participations that are held for sale are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account.

Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by the shareholders, by the equity method.

The criteria on recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.

o.	Stock compensation.

This item relates to the equity compensation plan of ING America Holding Inc which provided certain key employees with Restricted American Depositary Shares (ADS) Units and Restricted Performance Units to reward individual performance (refer note 7.15) in 2001. Under Dutch GAAP no compensation expense is recognized for these compensation plans. Under US GAAP, compensation expense is recognized based on the APB 25. In 2002 Dutch GAAP is equal to US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

6.2. Reconciliation of Dutch GAAP shareholders’ equity and net profit to US GAAP

	Shareholders' equity			Net profit

	2002	2001		2002	2001		2000

Amounts determined in accordance with Dutch GAAP:	18,254	21,514		4,500	4,577		11,984
Adjustments in respect of:
a. Goodwill:
Goodwill and other intangible assets	4,601	16,645		(29)	(1,751)		(429	)(2)
Negative goodwill associated with the 1991 merger							32
b. Real estate:
Valuation	(3,602)	(3,678)		(237)	(230)		(216)
Realized gains and losses on sales				179	80		31
c. Valuation of debt securities	9,259	3,789	(1)	195	(129	)(1)	14
d. Realized results on sales of debt securities:
Realized gains and losses on sales				414	301		16
Reversal of provision for yield differences	187	1,151		(179)	(180)		(228)
Amortization of premiums and discounts				248	(150)		(561)
e. Valuation of equity securities				(1,085)	(685)
f. Accounting for derivative financial instruments held for risk management	(763)	57		(472)	(111)		98
g. Deferred acquisition costs of insurance contracts	(400)	78		25	25		184
h. General provisions							(215)
i. Pension liabilities and pension costs	(1,252)	(704)		24	35		18
j. Post-employment benefits		20			(1)		(2)
k. Post-retirement benefits	64	73		(5)	(8)		50
l. Provision for life policy liabilities	(836)	(546	)(1)	(51)	(132	)(1)	(7)
m. Provision for future catastrophe and other insurance provisions	129	253		(172)	(413)		4
n. Valuation and profit recognition of equity investments	42	113		8	175		(221)
o. Stock compensation					(22)

Sub-total	7,429	17,251		(1,137)	(3,196)		(1,432)
Tax effect of the adjustments	937	204		(99)	(375)		(361)
Minority interest in adjustment (after tax)	314	270		14	14		12

Total adjustments	6,806	17,317		(1,024)	(2,807)		(1,059)

Amounts determined in accordance with US GAAP (excluding effects of changes in accounting principles):	25,060	38,831		3,476	1,770		10,925
Cumulative effects of changes in accounting principles				(13,103)

Amounts determined in accordance with US GAAP:	25,060	38,831		(9,627)	1,770		10,925

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

(1)	The 2001 presentation has been reclassified for the impact on the deferred profit sharing to policyholders from item c. to item l.

(2)	The adjustment recorded in 2000 for goodwill associated with acquisitions has been reduced by EUR 608 million as a result of a change in German tax law. Under Dutch GAAP, the release of deferred tax liabilities related to a prior acquisition of a group company is credited to equity as an adjustment to goodwill when the tax law is enacted. Under US GAAP, the adjustment is included in income from continuing operations for the period that included the enactment date.

6.3. Net profit per share

	2002	2001	2000

Net profit determined in accordance with Dutch GAAP	4,500	4,577	11,984
Reconciling adjustments to net profit US GAAP	(14,127)	(2,807)	(1,059)

Net profit determined in accordance with US GAAP	(9,627)	1,770	10,925
Dividend on preference shares	(21)	(21)	(21)

Net profit available for ordinary shares:
Dutch GAAP	4,479	4,556	11,963
US GAAP	(9,648)	1,749	10,904
Weighted average ordinary shares outstanding	1,928.0	1,923.1	1,907.8
Effect of dilutive securities:
Warrants		9.8	26.4
Stock-plans		9.6

		19.4	26.4
Weighted average ordinary shares adjusted for diluted computation	1,928.0	1,942.5	1,934.2
Basic earnings per share:
Dutch GAAP	2.32	2.37	6.27
US GAAP (excluding effects of changes in accounting principles)(1)	1.79	0.91	5.72
US GAAP (including effects of changes in accounting principles)(1)	(5.00)	0.91	5.72
Diluted earnings per share:
Dutch GAAP	2.32	2.35	6.18
US GAAP (excluding effects of changes in accounting principles)(1)	1.79	0.90	5.64
US GAAP (including effects of changes in accounting principles)(1)	(5.00)	0.90	5.64

(1)	The cumulative effect of changes in accounting principles is EUR 13,103 million as explained in note 7.12.

Method of computation of basic and diluted earnings per share has been described in note 3.5.

The net profit determined in accordance with US GAAP includes goodwill amortization expenses of EUR 1,338 million in 2001 and EUR 758 million in 2000. The net profit under US GAAP excluding this amortization is EUR 3,108 million in 2001 and EUR 11,683 million in 2000. The basic earnings per share in 2001 excluding this amortization is EUR 1.62 (2000: EUR 6.12)

6.4. Presentation differences between Dutch and US accounting principles

In addition to the differences in valuation and income recognition principles, other differences, essentially related to presentation, exist between Dutch and US GAAP. Although these differences do not cause differences between Dutch and US GAAP reported net profit and/or shareholders’ equity, it may be useful to understand them to better interpret the financial statements presented in accordance with Dutch GAAP. The following is a summary of the classification differences that pertain to the basic financial statements.

a.	Tangible fixed assets, comprised primarily of data processing equipment and other movable assets used in the company’s operations, are presented as a separate item in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Under US GAAP, such assets are presented, together with all other assets used in the company’s operations, under Property and equipment.

b.	Joint ventures are accounted for using proportionate consolidation, reflecting the share in ownership (2).

Under US GAAP, such investments are accounted for using the equity methode.

(2)	Total assets proportional consolidated in the Dutch GAAP financial statements is EUR 5,547 million, total profit before income tax proportional consolidated in the Dutch GAAP financial statements is EUR 41 million.

c.	Real estate properties in use by ING Group’s operating entities are presented as an investment, and the related rental income as investment income and operating expense.

Under US GAAP, real estate owned and occupied by a business unit is presented separately under the caption Property and equipment, and the impact of rental income and expense is eliminated from the profit and loss account.

d.	Equity securities of shareholdings in enterprises in the same industries as ING Group and certain receivables from the same enterprises are reported as participating interests, regardless of whether they are accounted for using the equity method.

Under US GAAP, only shareholdings that are accounted for under the equity method are presented separately from other investments in equity securities.

e.	Investments for the risk of policyholders, interest in investment pools and deposits with reinsurers are included in Investments.

Under US GAAP, investments for the risk of policyholders are included in Separate accounts and interests in investment pools and deposits with reinsurers are included in Other assets.

f.	Assets, other than real estate, under operational lease contracts are classified as Lending.

Under US GAAP, assets under operational lease contracts are included in Other assets.

g.	The balance sheet value of derivative contracts is included in Other assets and Other liabilities.

Under US GAAP the gross positive and negative fair values of derivatives that are considered to be held for trading purposes are presented under Trading account assets and Trading account liabilities.

h.	Funds received in financing transactions that involve the issuance of preferred shares (whether or not in conjunction with common shares) to banks are presented as a liability under Banks. Although the criteria for classification as shareholders’ equity appear to be met, in substance the amount is more a liability and is presented as such.

Under U.S. GAAP, such funds are presented as minority interest as the legal definition of equity is met.

i.	Reinsurance recoverables on claims are recorded as an offset to the insurance provisions. Reinsurance ceded results are included in Underwriting Expenditure.

Under US GAAP, the insurance liabilities are presented on a gross basis and the reinsured portion as an asset under Reinsurance receivables. Reinsurance ceded results are applied to each appropriate caption of the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

j.	Premium income of the non-life operations is presented on a written basis, with the change in unearned premiums reported as an underwriting expenditure.

Under US GAAP, non-life premium income is presented on an as earned basis.

k.	Premiums collected on universal-life type contracts and insurance contracts that do not expose the company to significant mortality or morbidity risks are reported as premium income and the allocation of these premiums to the provision for life policy benefits as an underwriting expense.

Under US GAAP, premiums collected on these types of products are not reported as revenue in the profit and loss accounts; revenues from these products are amounts assessed against policyholders and are reported in the period that the amounts are assessed unless evidence indicates that the amounts are designed to compensate for services provided over more than one period.

l.	Death and surrender benefits paid on universal-life type contracts and the corresponding release of the provision for life policy benefits are reported separately as underwriting expenses in the profit and loss accounts.

Under US GAAP, these items are not reported separately; benefits paid from these products are the amounts paid in excess of the related release of the provision for life policy benefits.

m.	Interest paid to contract holders of guaranteed investment contracts is reported as an investment expense that is netted against investment income.

Under US GAAP, the interest paid to contract holders of guaranteed investment contracts is reported as an underwriting expense and not netted against investment income.

n.	Short-term and long-term borrowings are included in the following captions: funds entrusted to and debt securities of the banking operations and other liabilities.

Under US GAAP, short-term borrowings are presented separately from long term borrowings.

o.	If the financial statements had been prepared in accordance with US GAAP, certain items, which are included in interest income and expense, would have been classified differently. Included in these captions are, among others, the amortization of realized gains (losses) on sales of certain financial instruments used in interest rate risk management which have been deferred, results of interest arbitrage transactions and certain loan fees.

Under US GAAP, realized gains (losses) on sales of financial instruments are classified as either trading income or separately as results from sales. Results of interest arbitrage transactions are included in trading income under US GAAP.

p.	Investment expenditures include certain amounts for interest charges and value adjustments to investments as well as administrative expenses.

Under US GAAP, investment expenditures would generally only include administrative expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

6.5. Condensed consolidated balance sheet

The following is a condensed consolidated balance sheet of ING Group, for the years ended December 31, 2002 and 2001, restated to reflect the impacts of the valuation and presentation differences between Dutch and US GAAP.

	2002		2001

	U.S. GAAP	Dutch GAAP	U.S. GAAP	Dutch GAAP

Assets
Total investments	236,599	297,581	221,435	307,446
Separate accounts	64,282		82,744
Trading account assets	65,245	36,174	55,321	33,901
Loans	280,568	284,448	250,782	254,214
Banks	45,760	45,682	54,110	54,083
Cash and due from banks	11,421	11,421	9,264	9,264
Participating interests	1,568	2,883	1,258	2,628
Reinsurance receivables	7,880	797	11,309	669
Other receivables	12,810	12,531	13,558	13,304
Deferred policy acquisition costs	10,236	10,636	11,433	11,355
Goodwill and other intangible assets	4,601		16,645
Property and equipment	3,579	1,415	4,906	2,032
Other assets	17,965	12,802	19,521	16,223

Total assets	762,514	716,370	752,286	705,119

Liabilities
Future policy benefits, claims reserves, other policyholder funds and unearned premiums	203,526	195,831	224,501	213,986
Deposits	244,331	319,824	201,960	276,367
Banks	96,393	96,267	107,829	107,810
Trading account liabilities	30,130		19,959
Short-term borrowings and current maturities of long-term debt	50,225		49,049
Long-term borrowings, excluding current maturities	64,299		61,818
Other liabilities	43,996	82,089	44,606	81,439

Total liabilities	732,900	694,011	709,722	679,602
Minority interests	4,554	4,105	3,733	4,003
Shareholders’ equity	25,060	18,254	38,831	21,514

Total liabilities, minority interests and shareholders’equity	762,514	716,370	752,286	705,119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

6.6. Condensed consolidated profit and loss account

Following is a condensed consolidated profit and loss account of ING Group, for the years ended December 31, 2002, 2001 and 2000 to reflect the impacts of the valuation and presentation differences between Dutch and US GAAP.

	2002		2001		2000

	U.S. GAAP	Dutch GAAP	U.S. GAAP	Dutch GAAP	U.S. GAAP	Dutch GAAP

Revenues	47,842	76,801	49,313	74,488	50,636	58,165
Expenses	43,030	70,880	46,401	68,422	38,081	44,196

Profit before income taxes	4,812	5,921	2,912	6,066	12,555	13,969
Income taxes	990	1,089	804	1,165	1,483	1,838

Profit after income taxes	3,822	4,832	2,108	4,901	11,072	12,131
Minority interests	346	332	338	324	147	147

Net profit (excluding effect of changes in accounting principles)	3,476	4,500	1,770	4,577	10,925	11,984
Cumulative effect of changes in accounting principles	(13,103)

Net profit (including effect of changes in accounting principles)	(9,627)	4,500	1,770	4,577	10,925	11,984

Revenues under Dutch GAAP are reconciled to Revenues under US GAAP as follows:

	2002	2001	2000

Revenues, Dutch GAAP	76,801	74,488	58,165
Presentation differences premium income	(28,216)	(25,239)	(7,227)
Presentation differences investment income	(50)	(51)	(45)
Valuation differences investment income	(693)	115	(257)

Revenues US GAAP	47,842	49,313	50,636

Presentation differences relate to Dutch GAAP revenue that is not included in revenue under US GAAP, but equally impacts expenses under US GAAP; therefore, there is no impact on net income.

6.7. Consolidated Statement of cash flows

The Consolidated Statement of cash flows presented according to International Accounting Standards is included on page F-6.

6.8. Newly issued accounting standards

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (“SFAS 145”) “Rescission of FASB statements no. 4, 44, and 64, amendment of FASB statement no. 13, and technical corrections”. SFAS 145 is effective for financial statements issued on or after May 15, 2002. Adoption of SFAS 145 will have no impact on the ING Group’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 146 “Accounting for costs associated with exit or disposal activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 eliminates the definition and requirements of a liability for an exit cost in EITF Issue 94-3, which requires recognition at the date of an entity’s commitment to an exit plan. Under

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

SFAS 146 an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. In addition, this Statement establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The impact that SFAS 146 will have on ING Group’s financial position and results of operations as from January 1, 2003 will be dependent on exit or disposal activities initiated after this date.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 147 “Acquisitions of Certain Financial Institutions — an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”). SFAS 147 removes all financial institutions acquisitions, except for those between two or more mutual enterprises, from the scope of both SFAS 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets”. In addition, SFAS 147 amends SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after 1 October 2002. Adoption of SFAS 147 will have no impact on the ING Group’s financial position or results of operations.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”) “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”. This Statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. ING Group will not change to the fair value based method of accounting for stock-based employee compensation and therefore the transition methods are not applicable for ING Group. Current disclosure meets the requirements of SFAS 148.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Guarantors will have to meet new disclosure and liability-recognition requirements for guarantees of debt that fall within the scope of newly issued FASB Interpretation 45. The initial recognition and initial measurement requirements of the Interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending 31 December 2002. ING Group adopted the disclosure requirements as from 2002. The impact of the recognition of these liabilities will not have a significant impact on the ING Groups financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The Interpretation’s consolidation provisions will be effective for variable interest entities created after January 31, 2003. ING Group made a preliminary investigation into the existence of variable interest entities that should be consolidated under the newly issued interpretation and has not yet determined or estimated the impact on the ING Group’s financial position or results of operations. The interpretation’s disclosure requirements are effective for financial statements issued after January 31, 2003 regardless of the date on which the variable interest entity was created. ING adopted the disclosure requirements as of 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Under Dutch law, it was expected that goodwill related to acquisition as from January 1, 2003, should be recognized as an asset and amortized over its useful life. However, the amendments to Dutch Law have not been finalized and it is currently uncertain whether the requirements will be amended and what the effective date will be. The impact that this change would have on ING Group’s financial position and results of operations depends on the amount of goodwill related to new acquisitions after the effective date of any change in the law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

7.     ADDITIONAL INFORMATION REQUIRED UNDER U.S. GAAP

7.1. Investments

Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans. Following is a summary of investments in marketable securities at December 31, 2002, 2001 and 2000. Amounts reported in the column “Balance Sheet Value” correspond to the Dutch GAAP balance sheet value.

		Gross	Gross	Estimated	Balance
	Amortized	unrealized	unrealized	fair	sheet
	cost	gains	losses	value	value

December 31, 2002
Debt securities available-for-sale:
- Dutch Government	8,566	678	31	9,213	8,593
- Foreign Governments	57,096	3,745	181	60,660	56,520
- Corporate debt securities	48,040	2,594	328	50,306	47,647
- Mortgage-backed securities	36,503	1,444	283	37,664	36,668
- Other	30,185	950	80	31,055	30,219

Sub-total	180,390	9,411	903	188,898	179,647
Shares and convertible debentures	9,831	2,780	333	12,278	12,278

Total	190,221	12,191	1,236	201,176	191,925

December 31, 2001
Debt securities available-for-sale:
- Dutch Government	8,434	456	49	8,841	8,492
- Foreign Governments	48,231	1,829	389	49,671	47,856
- Corporate debt securities	51,764	2,077	567	53,274	51,844
- Mortgage-backed securities	31,666	802	427	32,041	32,022
- Other	23,605	462	109	23,958	23,726

Sub-total	163,700	5,626	1,541	167,785	163,940
Shares and convertible debentures	13,482	6,501	481	19,502	19,502

Total	177,182	12,127	2,022	187,287	183,442

December 31, 2000
Debt securities available-for-sale:
- Dutch Government	8,802	476	99	9,179	8,858
- Foreign Governments	41,912	1,158	248	42,822	41,266
- Corporate debt securities	49,756	742	799	49,699	49,996
- Mortgage-backed securities	15,052	419	273	15,198	15,464
- Other	20,164	273	183	20,255	20,567

Sub-total	135,686	3,068	1,602	137,153	136,151
Shares and convertible debentures	12,363	10,402	613	22,152	22,152

Total	148,049	13,470	2,215	159,305	158,303

Maturities of debt securities

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

		2002
	Amortized	Estimated
	cost	fair value

- Within one year	14,570	14,658
- After 1 year through 5 years	45,394	47,388
- After 5 years through 10 years	52,522	55,559
- After 10 years	29,807	31,913
- Without maturity	1,594	1,716
- Mortgage-backed securities	36,503	37,664

Total	180,390	188,898

Proceeds on sales of investments in debt securities, shares and convertible debentures

During the years ended December 31, 2002, 2001 and 2000 proceeds from sales of debt securities were EUR 169,332 million, EUR 167,621 million and EUR 91,938 million respectively. For the same periods, proceeds from sales of shares and convertible debentures were EUR 10,421 million, EUR 7,702 million and EUR 18,467 million respectively.

Realized gains and losses on sales of debt securities and termination of derivative financial instruments

Under Dutch GAAP, debt securities are stated under Investments at redemption value. The difference between redemption value and the purchase price is included as a provision for yield difference in either Accrued liabilities or Accrued assets. Realized gains and losses on sales of debt securities are calculated as the difference between the proceeds and the redemption values and are also included in the provision for yield difference. The provision for yield differences also includes realized results on the termination of derivative financial instruments. The provision for yield difference is amortized over the estimated average remaining life to maturity of the portfolio.

The changes in the provision for yield difference are as follows:

	2002	2001	2000

Opening balance	1,688	1,314	1,530
Additions and reductions	(2,034)	224	195
Amortization	1,242	122	(441)
Foreign currency translation adjustments	(21)	28	30

Ending balance	875	1,688	1,314

The change in the revaluation reserves to realized and unrealized results on shares and convertible debentures consists of:

	2002	2001	2000

Realized gains and losses	(1,003)	(1,110)	(7,814)
Unrealized gains and losses	(3,977)	(3,409)	136

Total	(4,980)	(4,519)	(7,678)

The portion of trading gains and losses for the year ended December 31, 2002, 2001 and 2000 that relates to trading securities still held at December 31, amounts to EUR 8 million, EUR 92 million and EUR (10) million respectively.

7.2. Lending

Loans are stated at their outstanding principal balances. Interest income is accrued on the unpaid principal balance. Each of the business units within the banking operations of ING Group maintains its

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

own system for servicing and monitoring past due loans. ING Group’s international banking offices and subsidiaries generally account for delinquent loans in accordance with US GAAP. Domestic banking offices follow the same policy for consumer mortgage and personal loans. For commercial loans combined with an overdraft facility, interest continues to accrue and is charged to that overdraft facility. The collectibility of the overdraft facility is evaluated with the primary loan on a regular basis, and a provision is established as deemed necessary in the judgment of management.

ING Group identifies loans as impaired as those loans for which it is probable that the principal and interest amounts contractually due will not be collected. ING Group evaluates all loans on non-accrual status for potential impairment as well as other loans of which management may have concerns as to the ultimate collectibility.

The following table summarizes ING Group’s investments in impaired loans as of December 31. In accordance with SFAS 114, small balance homogeneous loans such as consumer mortgages and loans and small business loans are excluded from the definition of impaired loans presented below.

	2002	2001

Total recorded investment in impaired loans at December 31	7,895	7,074
Amount of impaired loans for which a provision exists	5,923	5,602
Amount of provision related to impaired loans	3,087	3,152
Average recorded investment in impaired loans during the period	7,277	6,026
Interest income on impaired loans recognized in the period	290	311
Interest income on impaired loans recognized on a cash basis	148	149

7.3. Deferred tax assets

The net deferred tax assets amounting to EUR 5,223 million (2001: EUR 4,619 million) includes a provision for doubtful deferred tax assets of EUR 915 million (2001: EUR 1,261 million).

7.4. Pension liabilities

In the main countries in which ING Group operates, employees’ retirement arrangements that cover the majority of employees are provided by defined benefit plans based on average remuneration and length of service. These are generally externally funded, with assets of the plan held separately from those of ING Group in independently administered funds. Some smaller Dutch plans are fully insured with insurance companies of ING Group.

Where a constructive obligation exists by a business to provide benefits as established by a history of such benefits, these have been valued in accordance with International Accounting Standards.

Net periodic pension cost

The aggregate amount of the net periodic pension cost for the defined benefit pension plans computed in accordance with SFAS No. 87 is presented below.

	2002	2001	2000

Service cost	467	343	284
Interest cost	599	530	427
Expected return on assets	(647)	(693)	(612)
Amortization of:
Transition obligation (asset)	(17)	(17)	(17)
Actuarial (gain) loss	19	(11)	(31)

Net employer cost	421	152	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the defined benefit retirement plans over 2002 and 2001 is presented in the following table:

	2002	2001

Net benefit obligation beginning of year	9,233	8,206
Service cost	467	343
Interest cost	599	530
Plan participants’ contributions		2
Effect of prior service cost	20	7
Actuarial (gain) loss	647	153
Acquisitions and disposals	(41)	212
Curtailments	(9)	(5)
Gross benefits paid	(293)	(277)
Currency (gain) loss	(231)	62
Other (transfer of plan from post employment to pension FAS 112)	662

Net benefit obligation at end of year	11,054	9,233

Fair value of plan assets

A detailed reconciliation of the Fair Value of Plan Assets for the defined benefit retirement plans over 2002 and 2001 is presented in the following table:

	2002	2001

Fair value of plan assets at beginning of year	8,859	9,015
Actual return on plan assets	(893)	(386)
Employer contributions	1,376	429
Plan participants’ contributions		2
Acquisitions	3	4
Gross benefits paid	(293)	(277)
Currency (gain) loss	(211)	72

Fair value of plan assets	8,841	8,859

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2002, 2001 and 2000 including amounts recognized in the ING Group’s financial statements is presented in the following table:

	2002	2001	2000

Funded status at end of year deficit/(surplus)	2,213	374	(809)
Unrecognized net actuarial gain (loss)	(2,310)	(364)	870
Unrecognized prior service cost	(7)	11	19
Unrecognized net transition (obligation) asset	15	33	50

Net amount recognized at end of year	(89)	54	130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

These amounts recognized in the statement of financial position consist of the following:

	2002	2001	2000

Prepaid benefit cost	(1,128)	(974)	(806)
Accrued benefit cost	1,039	1,028	936
Additional minimum liability	436	3	3
Intangible asset	(7)
Accumulated other comprehensive income	(429)	(3)	(3)

Net amount recognized at end of year	(89)	54	130

A breakdown of the Projected Benefit Obligation (PBO) and Fair Value of the Plan Assets is given below:

	December 31, 2002		December 31, 2001		December 31, 2000

	Assets	PBO	Assets	PBO	Assets	PBO
	exceed	exceeds	exceed	exceeds	exceed	exceeds
	PBO	assets	PBO	assets	PBO	assets

PBO	2,855	8,199	8,153	1,080	7,408	798
Fair Value of Plan Assets	2,974	5,867	8,576	283	8,750	264

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	Dec. 31,	Dec. 31,	Dec. 31,
	2002	2001	2000

Discount rate	6.00%	6.25%	6.25%
Salary increase	2.75%	3.00%	3.00%
Cost of living increase	2.25%	2.25%	2.25%

	2002	2001	2000

Expected return on assets	7.50%	7.75%	7.75%

All assumptions except the expected return on assets were weighted by projected benefit obligations. The expected rate of return on assets assumption was weighted by the fair value of assets.

Defined contribution plans

ING Group also operates a number of defined contribution plans covering employees of certain subsidiaries. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. The pension costs charged to the profit and loss account represent contributions payable by ING Group to the funds.

7.5 Post-retirement benefits other than pensions

ING Group provides post-retirement health care benefits to a number of retired employees in certain countries, principally the Netherlands and the United States, which are predominantly unfunded.

Valuation of the major Dutch plans assumes medical cost inflation of 3.0% (2001: 2.75%; 2000: 2.75%). The discount rate assumed at December 31, 2002 was 5.75% (2001: 7.5%; 2000: 6.0%). The valuation of the major US plans assume that medical cost inflation will fall from its current level of 10.0% (2001: 8.0%; 2000: 8.5%) over the next few years and reach a constant level of 5.0% (2001: 5.5%; 2000:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

5.5%) in five years. The weighted average discount rate assumed for the major US plans at December 31, 2002 was 6.75% (2001: 7.5%; 2000: 7.75%).

Net periodic benefit cost

The following are the components of net periodic cost for the post-retirement healthcare plans.

	2002			2001			2000

	Non-	U.S.		Non-	U.S.		Non-	U.S.
	U.S. plans	plans	Total	U.S. plans	plans	Total	U.S. plans	plans	Total

Service cost	17	4	21	13	4	17	13	3	16
Interest cost	22	9	31	23	11	34	16	7	23
Amortization of:
Transition obligation							1		1
Prior service costs	3		3	2	(3)	(1)		(10)	(10)
Actuarial (gain) loss		(2)	(2)		1	1		1	1

Net employer cost	42	11	53	38	13	51	30	1	31

An increase of 1% in the assumed health care costs for each future year would have resulted in an additional accumulated projected benefit obligation of EUR 81 million at December 31, 2002 (2001: EUR 62 million; 2000: EUR 60 million) and an increase in the charge for the year of EUR 11 million (2001 and 2000: EUR 8 million). A decrease of 1% in the assumed health care costs for each future year would have resulted in lower accumulated projected benefit obligation of EUR 46 million at December 31, 2002 (2001: EUR 50 million; 2000: EUR 60 million) and a decrease in the charge for the year of EUR 7 million (2001 and 2000: EUR 7 million).

7.6 Post employment benefits

In the Netherlands ING Group provides post employment income benefits to eligible employees based on employee pensionable remuneration.

Net periodic benefit cost

The aggregate amount of net periodic benefit costs for the post employment benefit plans computed in accordance with SFAS No. 112 principles is presented below:

	2002	2001	2000

Service cost	8	42	43
Interest cost	32	78	65
Expected return on assets	(14)	(15)	(11)
Amortization of:
Actuarial (gain) loss		4	3
Curtailments	(128)

Net employer cost	(102)	109	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the post employment benefit plans over 2002, 2001 and 2000 is presented in the following table:

	2002	2001	2000

Net benefit obligation beginning of year	1,467	1,231	1,182
Service cost	8	42	43
Interest cost	32	78	65
Actuarial (gain) loss	(152)	133	12
Acquisitions and disposals	(35)	66
Curtailments	(128)
Gross benefits paid	(80)	(83)	(71)
Other (transfer of plan from pension to post employment FAS 112)	(662)

Net benefit obligation at end of year	450	1,467	1,231

Fair value of plan assets

A detailed reconciliation of the Fair Value of Plan Assets for the defined benefit retirement plans over 2002, 2001 and 2000 is presented in the following table:

	2002	2001	2000

Fair value of plan assets at beginning of year	243	260	240
Actual return on plan assets	18	14	42
Employer contributions	46	52	49
Gross benefits paid	(80)	(83)	(71)

Fair value of plan assets	227	243	260

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2002, 2001 and 2000 including amounts recognized in the ING Group’s statement of financial position is presented in the following table:

	2002	2001	2000

Funded status at end of year deficit/(surplus)	223	1,224	971
Unrecognized net actuarial gain (loss)			(28)
Unrecognized net transition (obligation) asset	17	(157)

Net amount recognized at end of year	240	1,067	943

These amounts recognized in the statement of financial position consist of the following:

	2002	2001	2000

Accrued benefit cost	(240)	(1,067)	(943)

Net amount recognized at end of year	(240)	(1,067)	(943)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

A breakdown of the Projected Benefit Obligation (PBO) and Fair Value of the Plan Assets is given below:

	December 31, 2002		December 31, 2001		December 31, 2000

	Assets	PBO	Assets	PBO	Assets	PBO
	exceed	exceeds	exceed	exceeds	exceed	exceeds
	PBO	assets	PBO	assets	PBO	assets

PBO		450		1,467		1,231
Fair Value of Plan Assets		227		243		260

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	Dec 31,	Dec 31,	Dec 31,
	2002	2001	2000

Discount rate	6.00%	6.00%	6.00%
Salary increase	2.75%	2.75%	2.75%
Cost of living increase	2.25%	2.25%	2.25%

	2002	2001	2000

Expected return on assets	7.50%	6.00%	6.00%

Expected return on assets is weighted by the fair value of assets. All other assumptions were weighted by projected benefit obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

7.7. Analysis of the non-life liability for unpaid claims and claims adjustment expenses

Activity in the non-life liability for unpaid claims and claims adjustment expenses is as follows:

	2002	2001	2000

Gross opening balance at January 1	7,016	5,363	5,021
Less reinsurance recoverable	1,124	277	262

Net opening balance at January 1	5,892	5,086	4,759
Changes in composition of Group companies		194	86

Adjusted net opening balance at January 1	5,892	5,280	4,845
Add:
Provision for losses and loss adjustment expenses for claims occurring in the current year, net of reinsurance	3,970	3,669	2,697
Change in estimated losses and loss adjustment expenses for claims occurring in prior years, net of reinsurance	310	(24)	(50)
Interest accrual of provision for disability losses	45	36	22

Total incurred losses and loss adjustment expenses, net of reinsurance	4,325	3,681	2,669
Deduct loss and loss adjustment expenses payments for claims, net of reinsurance, occurring during the:
Current year	2,397	2,041	1,362
Prior years	1,326	1,369	991

Total paid, net of reinsurance	3,723	3,410	2,353
Foreign currency translation adjustments	(393)	(8)	34
Other changes	289	349	(109)

Net ending balance at December 31	6,390	5,892	5,086
Plus reinsurance recoverable(1)	807	1,124	277

Gross ending balance at December 31	7,197	7,016	5,363

(1)	The increase mainly relates to new acquisitions in 2001 (refer ‘Change in the composition of the Group’ Page F-7).

ING Group had an outstanding balance of EUR 112 million at December 31, 2002 (EUR 93 million at December 31, 2001; EUR 86 million at December 31, 2000) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos -related illness and toxic waste cleanup, the management of ING Group considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated continually.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

7.8. Funds entrusted to and debt securities of the banking operations

The debt securities relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on interest-rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business. The maturities of the debt securities are as follows:

	2002			2001

	Domestic	Foreign	Total	Domestic	Foreign	Total

Fixed rate debt securities
- 1 year or less	9,435	13,667	23,102	5,547	31,157	36,704
- 2 years or less but over 1 year	1,233	3,509	4,742	699	2,115	2,814
- 3 years or less but over 2 years	906	3,106	4,012	1,218	4,939	6,157
- 4 years or less but over 3 years	1,222	3,381	4,603	585	2,942	3,527
- 5 years or less but over 4 years	1,421	879	2,300	891	1,295	2,186
- over five years	4,181	2,595	6,776	5,651	4,094	9,745

Total fixed rate debt securities	18,398	27,137	45,535	14,591	46,542	61,133
Floating rate debt securities
- 1 year or less	1,995	19,129	21,124	956	2,161	3,117
- 2 years or less but over 1 year	958	1,690	2,648	2,553	1,108	3,661
- 3 years or less but over 2 years	47	793	840	1,090	431	1,521
- 4 years or less but over 3 years	425	2,456	2,881	62	1,624	1,686
- 5 years or less but over 4 years	24	1,634	1,658	583	935	1,518
- over five years	620	187	807	579	1,193	1,772

Total floating rate debt securities	4,069	25,889	29,958	5,823	7,452	13,275

Total debt securities	22,467	53,026	75,493	20,414	53,994	74,408

As of December 31, 2002, ING Group had unused lines of credit available for the banking operations, including the payment of commercial paper borrowings presented above as part of the debt securities, totaling EUR 12,469 million (2001: EUR 7,614 million). The commercial paper programs of the insurance operations are presented as part of Other liabilities, in Note 7.9.

Funds entrusted to and debt securities of the banking operations include the short-term borrowings, borrowings with an original maturity of one year or less. The only category of short-term borrowings for which the average balance outstanding during the year was equal to or greater than 30% of consolidated shareholders’ equity at December 31, 2002 consists of commercial paper. None of the categories of short-term borrowings exceeded 30% of consolidated shareholders’ equity in earlier years. An analysis of the balance and interest rates paid on commercial paper is provided below.

2002

Year-end balance	12,156
Average balance	6,320
Maximum month-end balance	12,156
Average interest rate during the year	3.00%
Average interest rate at year-end	2.14%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

7.9. Borrowings

Maturities of borrowings presented as part of Other liabilities are as follows:

	December 31, 2002

						There
	2003	2004	2005	2006	2007	after	Total

Subordinated loans of group companies	739	523	599	995	1,853	10,716	15,425
Debenture loans	797	800	2,825	2,064	1,572	3,302	11,360
Loans taken up	5,402	33	108	543		529	6,615
Loans from credit institutions	2,885	162	166	1	125	416	3,755

Total	9,823	1,518	3,698	3,603	3,550	14,963	37,155

	December 31, 2001

						There
	2002	2003	2004	2005	2006	after	Total

Subordinated loans of group companies	967	637	619	894	1,472	7,789	12,378
Debenture loans	114	714	651	3,492	2,438	4,061	11,470
Loans taken up	5,297	630	25	125	238	2,110	8,425
Loans from credit institutions	2,849	188	102	1	64	286	3,490

Total	9,227	2,169	1,397	4,512	4,212	14,246	35,763

Commercial paper of the insurance operations, with a carrying value of EUR 3,544 million and EUR 4,244 million at December 31, 2002 and 2001, respectively, is included in Other liabilities. Lines of credit of EUR 946 million and EUR 1,531 million support various commercial paper programs at December 31, 2002 and 2001, respectively. Commercial paper borrowings of the banking operations are presented as part of the Funds entrusted to and debt securities of the banking operations. See Note 7.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Debt issues are as follows:

			Balance	Balance
			sheet	sheet
	Interest	Maturity	amount	amount
Type of issue	rate	date	2002	2001

Group companies’ subordinated loans
	5.13%	2002		226
	9.13%	2002		179
	8.63%	2002		181
	3.61%	2003	100	100
	5.19%	2003	95	113
	7.00%	2003		102
	9.00%	2003		102
	6.00%	2004	121	142
	8.00%	2004	99
	5.00%	2005	286	339
	7.57%	2005	91
	7.52%	2005	62
	7.25%	2006	143	170
	6.25%	2006	416	415
	7.00%	2006		102
	6.00%	2007	435	678
	6.00%	2007	267
	8.00%	2007	54
	5.38%	2008	310	330
	5.13%	2008	112	113
	4.63%	2009	489	493
	6.70%	2009	112
	6.50%	2010	728	720
	7.00%	2010	538	573
	5.88%	2011	1,221	1,231
	7.25%	2011	143	159
	5.50%	2012	1,770	756
	5.25%	2013	419
	5.00%	2015	125
	5.00%	2019	63
	6.25%	2021		1,250
	7.05%		762
	7.20%		572
Debentures loans
	3.50%	2003		203
	4.75%	2003		511
	3.51%	2004	206
	3.75%	2004		203
	7.13%	2004		454
	3.00%	2005	206
	3.75%	2005	206
	3.75%	2005	206	203
	5.00%	2005		1,000
	5.50%	2005		1,500
	6.25%	2005	113	113
	7.00%	2005	113	113
	7.50%	2005	381	452
	8.50%	2005		565

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

			Balance	Balance
			sheet	sheet
	Interest	Maturity	amount	amount
Type of issue	rate	date	2002	2001

	8.50%	2005		117
	3.00%	2006		271
	3.50%	2006	206	203
	5.50%	2006	286	339
	5.50%	2006	191	226
	6.00%	2006	381
	7.13%	2006		400
	3.00%	2007	206
	3.00%	2007	275
	5.88%	2007	340	340
	6.00%	2007		750
	6.00%	2007		452
	5.50%	2009		1,000
	6.25%	2009	113	113
	6.13%	2011		1,000
	6.75%	2013	184
	7.25%	2023	180
	7.63%	2026	419
	8.42%	2027		225
	6.97%	2036	289
Loans from credit institutions
	1.50%	2004	101
	5.05%	2004		101
	5.47%	2026		113
Loans taken up
	7.63%	2003		136
	8.63%	2005	107	124
	8.00%	2006	194	226
	6.50%	2008	181	226
	6.04%	2009	235
	6.75%	2013		217
	8.10%	2016		141
	8.00%	2017		127
	7.25%	2023		212
	7.63%	2026		496
	6.97%	2036		342
Other issues maturing in 2003			9,628	8,641
Issues less than EUR 100 million maturing beyond 2003			12,675	5,434

Total			37,155	35,763

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Variable interest rate debts outstanding have been classified based on interest rates as at December 31, 2002 and December 31, 2001, respectively.

7.10. Preference shares of group companies

In December 2000, ING Capital Funding Trust III (the “trust III”), a wholly owned company of ING Group in the United States issued 1.5 million 8.439% non-cumulative guaranteed trust preference shares (the “8.439% trust preference shares”), with a liquidation preference of USD 1,000 per share, plus any accrued interest and unpaid dividend. The proceeds from the sale of the trust preference shares were invested in preference shares (“company preference shares”) of ING Capital Funding III LLC (“LLC III”), a limited liability company in the United States and a wholly owned company of ING Group. The LLC has used the proceeds from the sale of its company preference shares to purchase subordinated notes of ING Group.

In June 2000, ING Capital Funding Trust II (the “trust II”), a wholly owned company of ING Group in the United States issued 10 million 9.2% non-cumulative guaranteed trust preference shares (the “9.2% trust preference shares”), with a liquidation preference of USD 25 per share, plus any accrued interest and unpaid dividend. The proceeds from the sale of the trust preference shares were invested in preference shares (“company preference shares”) of ING Capital Funding II LLC (“LLC II”), a limited liability company in the United States and a wholly owned company of ING Group. The LLC has used the proceeds from the sale of its company preference shares to purchase subordinated notes of ING Group.

In June 1999, ING Capital Funding Trust I (the “trust I”), a wholly owned company of ING Group in the United States issued 20 million 7.7% non-cumulative guaranteed trust preference shares (the “trust preference shares”), with a liquidation preference of USD 25 per share, plus any accrued interest and unpaid dividend. The proceeds from the sale of the trust preference shares were invested in preference shares (“company preference shares”) of ING Capital Funding I LLC (“LLC I”), a limited liability company in the United States and a wholly owned company of ING Group. The LLC has used the proceeds from the sale of its company preference shares to purchase subordinated notes of ING Group.

Trust I, II and III may redeem the trust preference shares for cash after June 25, 2004, June 25, 2005 and December 31, 2010 respectively or if certain special events occur. The company preference shares have substantially the same terms as the trust preference shares. ING Group has issued subordinated guarantees for the payment of the redemption price and the liquidation distribution on the trust preference shares and the company preference shares.

The presentation differences between Dutch and US accounting principles as disclosed in note 6.4 to the annual accounts include a classification difference for funds received by consolidated subsidiaries in transactions that involve the issuance of preferred shares (whether or not in conjunction with common shares). In 2002, an ING Group company in the United States issued USD 790 million 4.5% preferred shares in combination with ordinary shares in such a transaction presented as minority interest under US GAAP. The proceeds have been used to finance general activities of ING Group. ING Group may force redemption of the shares for cash at any time. In addition, the holder has the option for ING Group to repurchase the shares at fair value at any time.

7.11. Derivative financial instruments

Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk. The risks of derivatives should not be viewed in isolation but rather should be considered on an aggregate basis along with risks related to ING Group’s nonderivative trading and other activities. ING Group manages derivative and non-derivative risks on an aggregate basis as part of its firm-wide risk management policies.

Market Risk

Market risk is the potential for changes in the value of derivative financial instruments due to market

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

changes, including interest and foreign exchange rate movements and fluctuations in commodity and security prices. The volatility and the liquidity in the markets in which the related underlying assets are traded directly influence market risk.

Credit Risk

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. ING Group’s exposure to the credit risk associated with counterparty non-performance is limited to the net positive replacement cost of OTC contracts. Options written do not give rise to counterparty credit risk since they obligate the Group (not its counterparty) to perform. Exchange traded financial instruments such as futures generally do not give rise to a significant counterparty exposure due to the margin requirements of the individual exchanges. For significant transactions, the Group’s credit review process includes an evaluation of the counterparty’s creditworthiness, periodic credit standing and obtaining collateral in certain circumstances. ING Group does not require collateral from its highly rated institutional counterparties. ING Group may require collateral from private client counterparties under certain circumstances. Under certain conditions, entering into bilateral netting agreements can reduce the credit risk. This kind of agreement gives the right to net off receivables and liabilities in respect of open derivatives contracts. ING Group entered into netting agreements with a significant number of its counterparties.

Liquidity Risk

Liquidity risk is the possibility that ING Group may not be able to rapidly adjust the size of its derivative positions in times of high volatility and financial stress at a reasonable cost. The liquidity of derivative products is correlated to the liquidity of the underlying cash instrument.

Under Dutch GAAP, ING Group accounts for derivatives used for trading activity at market value. Changes in market value are recognized in current period profits through Result from financial transactions.

Derivatives held for purposes other than trading are used generally for two purposes-hedging purposes and to synthetically alter the interest rate characteristics of certain core business assets and liabilities. Interest rate swaps are primarily used to synthetically alter the interest rate characteristics of certain core business assets and liabilities. Interest income and interest expense related to swaps held for purposes other than trading are accrued and the net amount is recognized in current period profits through Interest from banking operations. Unrealized gains and losses are not recognized on the balance sheet. ING Group does not receive or pay fees or commissions related to swap contracts.

ING Group’s use of these instruments is modified from time-to-time in response to changing market conditions as well as changes in the mix of the related assets and liabilities. Realized gains and losses upon termination of these swaps are deferred and amortized over a period, which approximates the average remaining life of the portfolio. Amortization is recorded through Interest from banking operations.

Forward and option interest rate contracts held for other than trading purposes are either carried at historical cost or at market value, depending on the carrying value of the related asset or liability. The exchange rate component of forwards is marked to market with changes in market value charged to current period earnings. Premiums paid for purchased options are deferred and recognized as an expense upon maturity of the related contracts. Initial margin requirements of organized exchanges are accounted for as Other assets.

ING Group also uses swaps and forward currency contracts to hedge its exposure to foreign exchange rate risk related to certain foreign currency denominated assets and liabilities. These swaps and forward contracts are carried at market value and are recorded as Other assets or Other liabilities in the accompanying consolidated balance sheet. Changes in market values of these swaps and forwards, hedging the foreign exchange rate risk, are recorded in current period profits in Results from financial transactions. For swaps and forward contracts which are designated as hedges of net

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

investments in subsidiaries with foreign currency exposure, changes in market values are recorded in the revaluation reserve component of shareholders’ equity.

Trading activity

ING Group trades derivative financial instruments on behalf of clients and for proprietary positions. Derivative financial instruments used for risk management purposes incorporated into composite trading portfolio’s, are also reported as held for trading purposes.

All derivative financial instruments held for trading purposes are reported at fair value and the changes in fair value are recorded as they occur, as part of the Results from financial transactions in Other income.

The Result from securities trading portfolio includes trading results on fixed income and equity securities and the trading results in respect of certain derivative financial instruments such as equity options and futures. The trading results in respect of currency forward contracts, currency options and currency swaps are reported as part of the Result from currency trading portfolio. Other result includes among other, the trading revenue in respect of other derivative financial instruments. Because of their nature, the trading results in respect of interest rate swaps and interest rate futures are reported partially as part of Result from securities trading portfolio and partially as part of Other result.

Hedge of foreign exchange risk of net investments in foreign operations

ING Group policy is to hedge the excess capital of foreign operations in order to minimize the impact of foreign currency movements. The excess capital is defined as the difference between local available capital and local required capital. The local available capital comprises of the net asset value of the foreign operation, intercompany funding and includes adjustments for investments in non-domestic currency denominated assets. As at December 31, 2002 principal excess capital of foreign currency denominated foreign operations comprised of the US Dollar, Canadian Dollar, Korean Wong and the Australian Dollar. Between 75% to 85% of the excess capital in these operations was hedged subject to the foreign operations comprised of the Korean Wong for which 50 to 75% of the excess capital was hedged. The foreign exchange revaluation of the net investment in foreign operations and the hedging instruments are reported in equity. The impact of the unhedged exposure is not material to ING Group equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The following table reflects the notional amounts and gross fair values of trading derivative financial instruments. All significant intercompany contracts have been excluded. The ending net fair value is included on the consolidated balance sheet under Other assets.

	2002					2001

		Average		Ending			Average		Ending

		Positive	Negative	Positive	Negative		Positive	Negative	Positive	Negative
	Notional	fair	fair	fair	fair	Notional	fair	fair	fair	fair
	amount	value	value	value	value	amount	value	value	value	value

Interest-rate contracts
OTC
- swaps	604,320	9,628	9,703	13,750	14,076	513,537	5,239	4,731	8,282	8,025
- forwards	57,198	68	70	86	65	45,436	80	98	74	108
- options
- purchased	68,325	761		1,090		42,097	157		400
- written	47,484		722		1,105	35,034	10	140	5	348
Listed
- options
- purchased	2,130	2		1		3,020			1
- written	1,111	1	1		1	1,756		1
- futures	88,423	8	5			34,157
Currency contracts
OTC
- swaps	25,580	1,072	851	835	966	23,433	1,031	742	1,166	930
- forwards	241,610	4,821	5,117	4,874	5,963	300,631	5,044	4,972	5,688	5,374
- options
- purchased	24,896	558		429		19,842	180		272
- written	27,693		398		479	21,537		197		901
Listed
- options
- purchased	6
- written	154		10		14
- futures	130					3,274
Equity contracts
OTC
- swaps	6,352	604	111	963	92	2,780	427	44	326	17
- forwards	9					67	13	12	9	9
- options
- purchased	5,612	710		988		7,393	440	6	464	12
- written	5,350		524		769	7,232		286	1	347
Listed
- options
- purchased	5,564	519		619		5,233	412		431
- written	6,381		445		471	5,552		485		477
- futures	101	2				144
Other contracts
OTC	19

	1,218,448	18,754	17,957	23,635	24,001	1,072,155	13,033	11,714	17,119	16,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

End-user activity

ING Group’s principal objective in holding or issuing derivatives for purposes other than trading in risk management. The operations of ING Group are subject to a risk of interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of ING Group’s asset/liability management activities is the management of interest rate risk and liquidity within parameters established by various management committees and approved by the Executive Board. To achieve its risk management objective, ING Group uses a combination of interest rate instruments, primarily interest rate swaps. When ING Group purchases foreign currency denominated debt or has foreign net investments, it subjects itself to changes in value as exchange rates move. These fluctuations are managed by entering into currency swaps, forwards and options.

The following table reflects the notional principal amounts and fair value of derivative financial instruments used for non-trading. All significant intercompany contracts have been excluded.

	2002			2001

		Ending fair value			Ending fair value
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities

Interest-rate contracts
OTC swaps	311,334	5,449	6,235	245,048	3,721	3,687
- forwards	23,454	20	37	6,565	24	18
- options:
- purchased	729	35		4,093	132
- written	1,049		76	1,242		90
Listed options
- options
- purchased		1
- futures	1,374			1,013
Currency contracts
OTC swaps	11,998	302	425	13,510	218	417
- forwards	19,075	217	38	15,011	70	62
- options:
- purchased	487	14		42	1
- written	869		11	45		1
Listed options
- options
- written	1
Equity contracts
OTC swaps	203		20	311	5	20
- forwards	55	23
- options:
- purchased	976	81		1,393	72
- written	425			1,388		101
Listed
- options written	(1)
- futures	394

	372,422	6,142	6,842	289,661	4,243	4,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

End-user Contracts:

	Notional principal		Percentage of 2001 amount maturing
	amounts
			Within	1 to 5
	2002	2001	1 year	years	Thereafter	Total

Interest Rate Contracts	337,940	257,961	47.57%	27.61%	15.56%	90.74%
Currency contracts	32,430	28,608	6.48%	1.50%	0.73%	8.71%
Equity contracts	2,052	3,092	0.33%	0.14%	0.08%	0.55%

Total	372,422	289,661	54.38%	29.25%	16.37%	100.00%

End-user Interest Rate Swaps:

	Notional amounts of contracts maturing as of December 31, 2002

	Within 1 year	1 to 5 years	Thereafter	Total

Received fixed swaps
Notional amounts	78,386	40,073	28,440	146,899
Weighted average received rate	3.57%	5.18%	5.09%	4.30%
Weighted average paid rate	3.01%	2.59%	2.78%	2.85%
Pay fixed swaps
Notional amounts	73,757	53,277	27,847	154,881
Weighted average received rate	3.05%	3.39%	3.21%	3.20%
Weighted average paid rate	3.29%	3.82%	4.51%	3.69%
Other swaps
Notional amounts	1,159	7,133	1,262	9,554
Weighted average received rate	2.79%	5.29%	4.76%	4.92%
Weighted average paid rate	1.89%	4.68%	2.30%	4.03%

Total	153,302	100,483	57,549	311,334

All rates were those in effect at December 31, 2002. Variable rates are primarily based on LIBOR and may change significantly, affecting future cash flows.

7.12. Business combinations

For acquisitions in 2002 and 2001 refer to note 1.3. “Changes in the composition of the group”.

Under both Dutch and US GAAP, the business combinations of 2002, 2001, 2000 were accounted for under the purchase method of accounting. Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity in the respective years when the acquisitions take place. Accordingly, goodwill charged to shareholder’s equity under Dutch GAAP amounted to EUR 1,176 million in 2002, EUR 1,908 million in 2001 and EUR 11,774 million in 2000.

For the purpose of the reconciliation of Dutch GAAP to US GAAP, ING Group’s accounting policy is to capitalize goodwill and test for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment. Prior to the adoption of SFAS 142, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 20 years. Pursuant to this policy, goodwill arising from the 2001 and 2000 acquisitions has been amortized over a period of 5 to 20 years. Goodwill arising from acquisitions after July 1, 2001 was no longer amortized but tested for impairment.

Goodwill capitalized net of impairment for US GAAP purposes in 2002, 2001 and 2000 amounted to EUR 4,601 million, EUR 16,645 million and EUR 16,287 million, respectively. Gross amount of goodwill recognized up to 2002 is EUR 21,746 million, EUR 20,570 million and EUR 18,621 million for the years 2002, 2001 and 2000 respectively. Accumulated amortization net of impairment under US GAAP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

amounted to EUR 4,042 million, EUR 3,925 million and EUR2,334 million for the years 2002, 2001 and 2000 respectively.

Goodwill capitalized net of impairments for US GAAP purposes in 2002 includes intangible assets of EUR 462 million (2001: EUR 579 million) which are recognized apart from goodwill and amortized in twenty years under US GAAP and not separated but included in the amount of goodwill under ING Group accounting principles. Gross amount of intangible assets recognized under US GAAP amounts to USD 550 million, the accumulated amortization is USD 65 million as of December 31, 2002.

In accordance with the transition provisions of SFAS 142, ING Group performed an assessment of whether there was any indication that goodwill is impaired as of the date of adoption, January 1, 2002. This assessment had to be performed in two steps. In Step 1, ING Group had to identify its reporting units and to determine the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Furthermore, ING Group was required to determine the fair value of each reporting unit and to compare this fair value the carrying amount of the reporting unit. The fair value of the reporting units was determined using valuation techniques consistent with market appraisals for insurance companies and banks, a price/earnings multiple model and a discounted cash flow model, requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates. If the carrying amount of the reporting unit exceeded fair value, ING Group was required to perform Step 2 of the transitional goodwill impairment. In Step 2, the implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill that is compared to the carrying value of goodwill. A goodwill impairment is recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.

In Step 1 an estimate was made of the expected impairment. Step 1 of the transitional goodwill impairment test resulted in an expected goodwill impairment in a range of EUR 6 to 8 billion as disclosed in the June 30, 2002 6-K filing. The assumptions used in the determination of the fair value involve significant judgments and estimates. Minor changes in these assumptions have significant impact on the fair value of the reporting unit and as a consequence, on the implied fair value of goodwill and the amount of goodwill impairment. The discount rates used are believed to be consistent with the nature of the forecast and appropriate based on the reporting units particular circumstances. The assumptions used in Step 1 were refined in Step 2, which was performed in the fourth quarter of 2002, significantly changing the estimate.

As a result of the transitional goodwill impairment test, certain goodwill is impaired and ING Group has included a separate line item of EUR 13,103 billion in the 2002 profit and loss account for the cumulative effects of changes in accounting principles as required by SFAS 142. This non-cash impairment charge relates to the reporting units US, Latin America, Germany, UK and Greater China.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

				Asset
			Asia/	Manage-
	Europe	Americas	Pacific	ment	Total

Balance as of December 31, 2001	2,468	11,318	1,844	436	16,066
Transitional impairment charge	(1,168)	(10,913)	(1,022)		(13,103)

Balance as of January 1, 2002	1,300	405	822	436	2,963
Goodwill acquired during year	713	245	218		1,176

Balance as of December 31, 2002	2,013	650	1,040	436	4,139

All segments are tested for impairment in the fourth quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The changes in the carrying amount of intangible assets for the year ended December 31, 2002 are as follows:

Balance as of January 1, 2002	579
Amortization	(29)
Exchange differences	(88)

Balance as of December 31, 2002	462

7.13. Dividend restrictions

In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries. The most significant restrictions for ING Group are related to the insurance operations located in the United States, which are subject to limitations on the payment of dividends to the parent company imposed by the Insurance Commissioner of the state of domicile. For life, accident and health subsidiaries, dividends are generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations. For the property and casualty subsidiaries, dividends are limited to a specified percentage of the previous year’s shareholders’ equity or previous year’s net investment gains, which varies by state. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile.

The management of ING Group does not believe that these limitations will affect the ability of ING Group to pay dividends to its shareholders in the future.

7.14. Minimum capital requirements

In accordance with European Union directives, insurance enterprises organized in European Union member countries are required to maintain minimum solvency margins. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (1% of separate accounts reserves) plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for non-life insurers is the greater of two calculations, one based on premiums and one based on claims. The former is based on at least 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims. As of December 31, 2002, the solvency margin of the insurance operations of ING Group computed in accordance with these directives amounted to EUR 8,718 million (2001: EUR 9,845 million). These companies held capital and surplus, as of December 31, 2002, of EUR 17,848 million (2001: EUR 20,650 million).

The banking operations of ING Group are regulated by the Dutch Central Bank. The solvency requirements of the banking activities of ING Group depend on the degree of risk involved in the various banking operations. The related assets are assigned a weighting coefficient. The total risk (weighted value of both on- and off-balance sheet items) is divided into actual own funds to obtain a Tier 1 ratio. Internationally, it has been agreed that the “BIS” (Bank for International Settlements) ratio must be at least 8%. As of December 31, 2002, the Tier 1-ratio and BIS-ratio of ING Bank N.V. were 7.31% (2001: 7.03%) and 10.98% (2001: 10.57%), respectively.

7.15. Stock option plan

ING Group has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and disclosures — an amendment of FASB Statement No. 123”. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for ING Group’s stock-based compensation been determined based on the fair value at the grant dates in 2002 consistent with the method of SFAS 148, net profit and earnings per share based on US GAAP would have been as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

	2002	2001	2000

Net profit after deducting profits on preference shares
- as reported	(9,648)	1,749	10,904
- pro forma (1)	(9,741)	1,620	10,775
Basis earnings per share
- as reported	(5.00)	0.91	5.72
- pro forma	(5.05)	0.84	5.65
Diluted earnings per share
- as reported	(5.00)	0.90	5.64
- pro forma	(5.05)	0.83	5.57

(1)	The compensation cost for ING Group’s employee stock-based compensation expenses determined based on the fair value at grant dates consistent with the disclosure requirements of SFAS 148 is EUR 93 million in 2002 (2001: EUR 129 million; 2000: EUR 129 million).

The fair value of options at the date of the grant was estimated for these purposes using the Trinomial Model with the following weighted average assumptions:

	2002	2001	2000

Risk-free interest rate	4.98%	4.80%	5.17%
Expected life (years)	5.4	5.0	5.0
Expected volatility	27.73%	26.49%	30.85%
Expected dividends	4.02%	2.48%	2.24%

Beginning in the year 2000, the Equity compensation plan of ING America Holding Inc provides certain key employees with Restricted American Depositary Shares (ADS) Units and Restricted Performance Units to reward individual performance. Restricted American Depositary Shares (ADS) are subject to a vesting period of three to five years from the grant date. Restricted Performance units are contingent grants of ING Group N.V. ADS based upon the achievement of future profit objectives of ING America Holding Inc and are subject to three year vesting period from the date of grant. As of December 31, 2002, a total of l Restricted ADS units (2001: 206,070) and l Restricted Performance Units (2001: 438,768) were granted at weighted average grant price of USD l (2001: USD 33.02) and USD l (2001: USD 39.25) respectively. As at December 31, 2002, l Restricted ADS Units (2001: 746,684) and l Restricted Performance Units (2001: 615,242) remained outstanding.

7.16. Restructuring charges

During the fourth quarter of 2002, ING Group announced the further restructuring of its international wholesale banking operations to improve profitability. The additional restructuring measures primarily address underperforming branches and businesses. The 2002 restructuring charge relates mainly to a restructuring provision of EUR 128 million that was charged to the profit and loss account to cover the expenses of these measures. In the Americas, Asia and Europe, with the exception of the Benelux, a further 1,000 full-time equivalents will be reduced on top of the realized 700 at wholesale banking since the end of 2001.

During the fourth quarter of 2001, ING Americas announced that it aimed to further integrate ING’s US insurance activities with those of Aetna and ReliaStar, in order to build a more customer-focussed organization and recorded a pre-tax charge of EUR 70 million as a result of that restructuring. This charge included mainly employee-related costs that referred, amongst others, to an reduction of approximately 1600 full-time equivalents.

7.17. Impact of the Terrorist Attacks of September 11, 2001

Effective September 2001, the ING Group adopted Emerging Issues Task Force (“EITF”) Issue 01-10,

“Accounting for the Impact of the Terrorist Attacks of September 11, 2001”. Under the consensus, costs related to the terrorist act should be reported as part of income from continuing operations and not as an extraordinary item.

The majority of claims relate to the reinsurance business of ING’s US subsidiary ReliaStar, which company was acquired in 2000. These claims relate to losses incurred by companies that were based on the upper floors of the World Trade Center, through reinsurance of carriers that write workers’ compensation contracts and personal-accident insurance. Potential estimates of the claims in connection with these reinsurance businesses amount to approximately EUR 600 million before catastrophe cover and before tax, of which approximately EUR 100 million is covered against retrocession contracts. ING Group based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for unknown and unreported policyholder losses and costs incurred in settling claims. As a result of the uncertainties involved in the estimation process, final claims settlement may vary from present estimates.

Under Dutch GAAP, claims amounting to EUR 350 million have been charged against catastrophe provision. As a result, under Dutch GAAP the net effect on ING Group’s profit and loss account for the year 2001 amounted to EUR 155 million before tax and EUR 100 million after tax.

Under US GAAP, provision for future catastrophe is not allowed. Under US GAAP the effect of the September 11 attack on ING Group’s profit and loss account for the year 2001 amounts to EUR 321 million after tax.

REPORT OF KPMG ACCOUNTANTS N.V.

The Supervisory Board and Executive Board of ING Bank N.V.

We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts and consolidated statements of cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We serve as principal auditor of ING Bank N.V. In our position we did not audit assets constituting 25% in 2002 and 29% in 2001, and total income constituting 23% in 2002, 26% in 2001 and 27% in 2000 of the consolidated totals of ING Bank N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to parts not audited by us, is based totally on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An auditor also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Netherlands.

Amsterdam, the Netherlands
March 10, 2003

KPMG Accountants N.V.

AUDITOR’S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 TO THE
SHAREHOLDERS’ MEETING OF BANQUE BRUXELLES LAMBERT N.V./S.A.

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated balance sheets of Bank Brussels Lambert N.V./S.A. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. We have also examined the Directors’ report.

Unqualified audit opinion on the consolidated financial statements

We conducted our audit in accordance with the standards of the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

In accordance with those standards, we considered the group’s administrative and accounting organization, as well as its internal control procedures. We have obtained explanations and information required for our audit. We examined, on a test basis, evidence supporting the amounts in the consolidated financial statements. We have assessed the validity of the accounting principles, the consolidation policies and significant accounting estimates made by the company, as well as the overall presentation of the consolidated financial statements. We believe that those procedures provide a reasonable basis for our opinion.

The consolidated financial statements are prepared in conformity with the in Belgium applicable legal and regulatory requirements.

In our opinion, based on our audits, the consolidated financial statements give a true and fair view of the group’s assets, liabilities and consolidated financial position as of December 31, 2002 and 2001 and the consolidated results of the operations for each of the three years in the period ended December 31, 2002, in accordance with its legal and regulatory requirements applicable in Belgium and the information given in the notes to the consolidated financial statements is adequate.

Additional certification

The Directors’ report contains the information required by law and is consistent with the consolidated financial statements.

Brussels, March 19, 2003

Ernst & Young Reviseurs d’Entreprises S.C.C. (B 160)

GLOSSARY

Annual life funds
Participants in an annual life fund periodically transfer money to the fund. The sum of the assets of a fund including accrued investment income is divided over the participants who are alive at the end of the duration of the fund.

Associate
An associate is a participating interest in which a significant influence is exercised over the financial and operating policy and which is neither a subsidiary nor a joint venture of the investor.

defects in, liens on, or challenges to the title to real estate, or the occurrence of a surety loss.

Claims ratio
The claims ratio is the claims, including claims handling expenses, expressed as a percentage of net earned premiums.

Climbing loan
Climbing loans are loans not generating cash flows prior to the predetermined maturity date. Each year, the accrued interest is added to the principal amount.

outflow from ING Group of resources embodying economic benefits will occur. The underlying value of these liabilities is not recorded as liabilities in the balance sheet. For these products, the underlying value represents the maximum potential credit risk to which ING Group is exposed, i.e. assuming that all counterparties failed completely to perform in accordance with the terms of the contracts and that any existing collateral or security proves to be of no value.

Basic net profit per ordinary share
The net profit per ordinary share is calculated on the basic of the weighted average number of ordinary shares in issue. The following has been taken into consideration in calculating the weighted average number of ordinary shares in issue:

• own shares held by group companies are deducted from the total number of ordinary shares in issue;
• the computation is based on daily averages;
• in the case of exercised warrants, the day of exercise is taken into consideration.

Certificates of deposit
Short-term negotiable bearer debt instruments issued by banks.

Claim
A demand for payment of a policy benefit because of the occurrence of an insured event, such as the death or disability of the insured or the maturity of an endowment, the incurrence of hospital or medical bills, the destruction or damage of property and related deaths or injuries,

Combined ratio
The sum of the claims ratio and the cost ratio for a non-life insurance company or a reinsurance company. A combined ratio of more than 100% does not necessarily mean that there is a loss on non-life insurance policies, because the result also includes the allocated investment income.

Control
Control is presumed to exist when ING Group has, direct or indirect through group companies, more than one half of the voting power or otherwise exercises effective control.

Concentrations
Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect groups of counterparties whose aggregate exposure is material in relation to ING Group’s total exposure.

Contingent liabilities
Contingent liabilities are commitments or risks, for which it is more likely than not that no

Convertible debenture
Convertible debentures are debentures with embedded options issued by corporations. The holder has the right to exchange a convertible debenture for equity in the issuing company at certain times in the future according to a certain exchange ratio. Very often, the conversion is callable. This means that it can be repurchased by the issuer at a certain price at certain times in the future. Once the debentures have been called, the holder can always choose to convert prior to repurchase.

Cost ratio
Underwriting costs expressed as a percentage of premiums written.

Country risk
The risk that a foreign government will not fulfil its obligations or obstructs the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (political risk).

Credit institutions
Credit institutions are all institutions which are subject to banking supervision by public authorities, including mortgage

GLOSSARY

banks, capital market institutions, multilateral development banks and the International Monetary Fund (IMF).

Deferred tax assets
The amounts of income tax recoverable in future periods in respect of:

• deductible temporary differences;
• the carry forward of unused tax losses; and
• the carry forward of unused tax credits.

Deferred tax liabilities
The amounts of income tax payable in future periods in respect of temporary valuation differences between carrying amounts of assets or liabilities in the balance sheet and tax base, based on tax rates that are expected to apply in the period when the assets are realised or the liabilities are settled.

Defined benefit plan
Defined benefit plans are post-employment benefit plans other than defined contribution plans.

Defined contribution plan
Post-employment benefit plans under which an enterprise pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Depositary receipt
Depositary receipt for ordinary and preference shares, issued by the Trust, in exchange for ordinary and preference shares issued by ING Group.

Derivatives
Derivatives are financial instruments, which include forwards, futures, options and swaps, whose value is based on an underlying asset, index or reference rate.

Diluted net profit per share
Diluted net profit per share data are computed as if the stock options and warrants outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the cash thus received for stock options and warrants exercised to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise of warrants and stock options is added to the average number of shares used for the calculation of diluted net profit per share.

Discounted bills
Bills that are sold under deduction of interest giving the owner the right to receive an amount of money on a given date.

Elimination
Elimination is a process by which intercompany transactions are matched with each other and deducted, so that the assets, liabilities, income and expenses are not inflated.

Employee benefits
All forms of consideration given by a company in exchange for service rendered by (former) employees.

Equity method
A method of accounting whereby a participating interest is recorded at its net asset value according to the accounting principles of ING Group.

Equity participation
An investment in the equity of a corporation which is held in order to participate temporarily. The investment does not serve the business of the acquirer and will not be part of the investment portfolio. The acquirer and the equity participation are not organisationally bound.

Fair value
The amount at which an asset or a liability could be traded on a fair basis at the balance sheet date, between knowledgeable, willing parties in arm’s-length transactions.

Finance lease
A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.

Financial asset
Any asset that is:

• a contractual right to receive cash or another financial asset from another company;
• a contractual right to exchange financial instruments with another company under conditions that are potentially favourable; or
• an equity instrument of another company.

Financial instruments
Financial instruments are contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

Financial liability
Any liability that is a contractual obligation:

GLOSSARY

• to deliver cash or another financial asset to another company; or
• to exchange financial instruments with another company under conditions that are potentially unfavourable.

Forward contracts
Forward contracts are commitments to exchange currencies or to buy or sell other financial instruments at specified future dates.

Future contracts
Future contracts are commitments to exchange currencies or to buy or sell other financial instruments at specified future dates. Exchanges act as intermediaries and require daily cash settlement and collateral deposits.

General provision
A general provision is a liability carried in the balance sheet for a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, whereas the timing or amount of the outflow is uncertain. The settlement, which will take place in the future, should be reliably measurable. The settlement can be enforced by law or the event creates valid expectations in other parties that the company will discharge the obligation.

Goodwill
Goodwill is the difference between the cost of the acquisition and the net asset value of a participating interest. The net asset value is calculated according to the fair value of the assets and liabilities of the participating interest at the moment of acquisition.

Gross premiums written
Total premiums (whether or not earned) for insurance contracts written or assumed (including deposits for investment contracts with limited or no life contingencies written) during a specific period, without deduction for premiums ceded.

Group company
Corporations, i.e. public limited liability companies, private limited liability companies, general partnerships or limited partnerships, that form an organisational and economic entity and are controlled by ING Group.

Hedge accounting
Transactions qualify as hedges if they are identified as such and there is a negative correlation between the hedging results and the results of the positions being hedged. Hedging instruments are accounted for in accordance with the accounting principles of the hedged item.

Impairment
An impairment is a permanent diminution in value, i.e. the recoverable amount is less than the carrying amount of the asset. In such circumstances a write-down of the asset is necessary.

Interest bearing instrument
An interest bearing instrument is a financial asset or a liability for which a time-proportionate compensation is paid or received, in relation to a notional amount.

Interest-rate arbitrage
Taking advantage of interest-rate differences between separate markets.

Interest-rate rebates
Profit sharing for group life insurance business. A rebate granted to policyholders based on the discounted value of the difference between the interest rate used for calculating the premiums and the expected yield on investment. The profit sharing is granted by means of a premium discount related to the yield on government bonds.

In the money
A call option is said to be in the money if the exercise price is lower than the price of the underlying value; a put option is said to be in the money if the exercise price is higher than the price of the underlying value.

Investment portfolio
The investment portfolio comprises those assets which are intended for use on a continuing basis, and have been identified as such. These investments are held in order to cover the insurance provisions and to manage interest rate, capital and liquidity risks.

Irrevocable facility
Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients and commitments made to purchase securities to be issued by governments and private issuers.

Irrevocable letters of credit
An irrevocable letter of credit concerns an obligation on behalf of a client to, within certain conditions, pay an amount of money under submission of a specific document or to accept a bill of exchange.
An irrevocable letter of credit cannot be cancelled or adjusted by the bank that has

GLOSSARY

granted it during the duration of the agreement unless all those concerned agree.

Joint venture
A contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Monetary assets and liabilities
Monetary assets and liabilities are assets and liabilities whose amounts are fixed in terms of units of currency by contract or otherwise. Examples are cash, short or long-term accounts, notes receivable in cash and notes payable in cash.

Net asset value
The net asset value is used in the equity method of accounting. The initial net asset value of the investment is determined by the fair value of the assets and liabilities of the investee. After the initial valuation of assets and liabilities of the investee at fair value, the assets and liabilities of the investee are valued in accordance with the accounting principles of the investor. The income statement reflects the investor’s share in the results of operations of the investee.

Net premiums written
Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.

Notional amounts
Notional amounts represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.

Offsetting of financial assets and financial liabilities Offsetting is done on the basis of a legal right, by contract or otherwise, to settle or otherwise eliminate all or a portion of an amount due to a creditor by applying against that amount an amount due from the creditor. A financial asset and a financial liability should be offset and the net amount reported in the balance sheet when ING:
• intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously; and
• has a legally enforceable right to set off the recognised amounts; and
• the financial asset and the financial liability are identical in nature.

Operating segments
Operating segments are defined as components of an enterprise about which discrete information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance.

Operating lease
A lease other than a finance lease.

Option contracts
Option contracts give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a limited period of time a financial instrument or currency at a contracted price that may also be settled in cash. Written options subject ING Group to market risk, but not to credit risk, since the counterparties have already performed in accordance with the terms of the contract by paying a cash premium up front.

Ordinary share
An equity instrument that is subordinate to all other classes of equity instruments. Ordinary shares participate in the net profit for the financial year after other types of shares such as preference shares.

Out of the money
A call option is said to be out of the money if the exercise price is higher than the price of the underlying value; a put option is said to be out of the money if the exercise price is lower than the price of the underlying value.

Over-the-counter instrument
Non-standardised financial instrument not traded on a stock exchange but directly between market participants.

Participating interest
A participating interest exists if a corporation or its subsidiary provides capital or causes capital to be provided for the account of either of them to another corporation in order to be durably linked to that corporation in furtherance of its own activities. An interest is deemed to be a participating interest if 20% or more of the share capital is provided.

Plan
Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:

• are held by an entity (a fund)

GLOSSARY

   that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits; and
• are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit obligations of the plan or the reporting enterprise or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.
A qualifying insurance policy is an insurance policy issued by an insurer that is not a related party of the reporting enterprise, if the proceeds of the policy:
• can be used only to pay or fund employee benefits under a defined benefit plan; and
termination benefits and equity compensation benefits, which are payable after the completion of employment.

Preference share
A preference (or preferred) share is similar to an ordinary share but carries certain preferential rights. These rights usually concern the guarantee of a fixed (cumulative) return to the shareholder or a guaranteed return on the investment.

Premiums earned
That portion of net premiums written in current and past periods which applies to the expired portion of the policy period, calculated by substracting movements in unearned premium reserves from net premiums.

promises to pay a certain sum to a specific person or its order on a certain maturity date, at sight or aftersight in a certain time on a certain place.

Proportional consolidation
A method of accounting and reporting whereby a venturer’s share of each of the assets, liabilities and income and expense items of a jointly controlled entity is combined on a line-by-line basis with similar items in the venturer’s financial statements or reported as separate line items in the venturer’s financial statements.

Provision for loan losses
Provision, presented as a deduction from Lending and Banks, meant to absorb losses from debtors’ defaults in the Lending and Banks portfolios.

• are not available to the reporting enterprise’s own creditors (even in bankruptcy) and cannot be paid to the reporting enterprise, unless either the proceeds represent surplus assets that are not needed for the policy to meet all the related employee benefit obligations or the proceeds are returned to the reporting enterprise to reimburse it for employee benefits already paid.

Post-employment benefit plans
Formal or informal arrangements under which a company provides post-employment benefits for one or more employees. Post-employment benefits are employee benefits other than

Private loan
Private loans are loans to governments, other public bodies, public utilities, corporations, other institutions or individuals with a loan agreement as the only instrument of title.

Private placement
A placement where newly issued shares or debentures come into possession of a limited group of subscribers who are prepared to buy the new securities.

Projected unit credit method
An actuarial valuation method that considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation.

Promissory notes
A promissory note is a signed and dated document in which the signeratory unconditionally

Recognition
The process of incorporating in the balance sheet or profit and loss account an item that meets the definition of an element and satisfies the following criteria for recognition:
• it is probable that any future economic benefit associated with the item will flow to or from the enterprise; and
• the item has a cost or value that can be measured reliably.

Redemption value
With respect to investments in fixed-interest securities, the amount payable on the maturity date.

Reinsurance
The practice whereby one party, called the reinsurer, in consideration for a premium paid to him, agrees to indemnify another party, called the reinsured or ceding company, for part or all of the liability assumed by the

GLOSSARY

reinsured under a contract or contracts of insurance which the reinsured has issued. The reinsured may also be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Repurchase transactions
Repurchase transactions are commitments to repurchase securities which have been sold.

   of the voting rights in a general meeting can be exercised by the company or one of its subsidiaries;
• of which the company or a subsidiary is a member or shareholder and can appoint or dismiss, by agreement with other holders of voting rights or otherwise, alone or together with others more than half of the executive board or the supervisory board.
government. Dutch Treasury Certificates are regarded as Dutch Treasury bills.

Unweighted credit equivalent
The unweighted credit equivalent is the maximum loss that ING Group would incur on its derivatives transactions if all its counterparties defaulted with a margin added in accordance with internationally accepted criteria.

Reverse repurchase transactions
Reverse repurchase transactions are commitments to sell securities which have been purchased.

Share premium (reserve)
Paid-in capital in addition to the nominal value and paid-up on issued share capital.

Stock option plan
Option rights granted to a number of senior executives, to all ING Group staff in the Netherlands and to a considerable number of employees outside the Netherlands to purchase ING Group shares.

Subordinated loan
A credit or a liability where, in the event of bankruptcy under the application of the emergency regulations as referred to in the Act on Supervision of the Credit System, or liquidation of the debtor, the outstanding part is not eligible for set-off and is not repayable until all other currently outstanding debts have been repaid.

Subsidiary
A corporation:

• in which, by agreement with other holders of voting rights or otherwise, more than half

Surrender
The termination of a life or retirement contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, on the contract.

Swap contracts
Swap contracts are commitments to settle in cash at a specified future date, based on differentials between specified financial indices as applied to a notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Third-party interest
That part of the net results and of net assets of a subsidiary attributable to an interest which is not owned, directly or indirectly, by the parent.

Trading portfolio
The trading portfolio comprises those financial instruments which are held to obtain short-term transaction results, to facilitate transactions on behalf of clients or to hedge other positions in the trading portfolio.

Treasury bills
Generally short-term debt certificates issued by a central

Warrant
A financial instrument that gives the holder the right to purchase ordinary shares.

Weighted credit equivalent
The weighted credit equivalent is the unweighted credit equivalent multiplied by the weighting factors determined in accordance with standards of the international supervisory authorities. Under certain conditions, the credit risk can be reduced by entering into bilateral netting agreements.

SCHEDULE I — SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES
As of December 31, 2002 — Amounts are in millions of euros

Column A	Column B	Column C	Column D
			Amount at
			which
			shown
			in the
			balance
Type of investment	Cost	Fair Value	sheet

Debt securities
Debentures / available-for-sale:
- Dutch government	4,440	4,681	4,479
- Foreign governments	56,969	60,525	56,395
- Public utilities	5,131	5,336	5,081
- Mortgage-backed securities	36,503	37,664	36,668
- Redeemable preference shares/sinking fund	315	327	312
- All other corporate bonds	66,899	69,544	66,488
Private loans / available-for-sale:
- Dutch government	4,126	4,532	4,114
- Foreign governments	126	135	125
- Public utilities	613	646	620
- Corporate and other loans	1,564	1,662	1,537
Deposits with credit institutions	904	900	897
Other fixed maturity investments	2,800	2,946	2,931
Shares and convertible debentures
Ordinary shares
- Public utilities	169	155	155
- Banks, trusts and insurance companies	3,210	4,306	4,306
- Industrial and all others	5,017	6,412	6,412
Preference shares	1,403	1,371	1,371
Convertible debentures	32	34	34
Mortgage loans	27,082	28,408	26,993
Real estate	7,344	10,951	10,951
Policy loans	3,238	3,246	3,238

Total investments	227,885	243,781	233,107

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column	Column	Column	Column
A	B	C	D	E	F	G	H	I	J	K
						Net
						invest-
						ment
						income
						(inclu-
						ding
						other
		Future				income		Amorti-
		policy				and other		zation
		benefits,		Other		expenses)		Benefits, of
		losses,		policy		allocated	Claims,	deferred
	Deferred	claims,	Un-	and		to	Losses	policy	Other
	policy	and	earned	claims		under-	and	acqui-	opera-	Pre-
	acquisition	loss	Pre-	benefits	Premium	writing	Settlement	sition	ting	miums
Segment	costs	expenses	miums	payable	revenue	accounts	expenses	costs	expenses	written

2002
Life	10,299	185,136		848	43,274	9,204	44,804	1,454	2,700	43,274
Non-life	337	6,390	3,341	116	6,297	819	4,722	94	1,646	6,642

Total	10,636	191,526	3,341	964	49,571	10,023	49,526	1,548	4,346	49,916

2001
Life	11,035	203,677		910	43,157	8,984	44,513	1,444	3,328	43,157
Non-life	320	5,892	3,382	125	5,283	770	3,895	82	1,446	5,289

Total	11,355	209,569	3,382	1,035	48,440	9,754	48,408	1,526	4,774	48,446

2000
Life	10,393	192,413		833	24,006	6,817	25,355	914	1,831	24,006
Non-life	260	5,086	1,582	239	3,867	601	2,886	4	1,140	3,908

Total	10,653	197,499	1,582	1,072	27,873	7,418	28,241	918	2,971	27,914

SCHEDULE IV—REINSURANCE
Amounts are in millions of euros

Column A	Column B	Column C	Column D	Column E	Column F
			Assumed		Percentage
		Ceded to	from		of amount
		other	other		assumed
	Gross Amount	companies	companies	Net amount	to net

2002 Premiums:
- Life	43,076	1,093	1,291	43,274	3.0%
- Non-Life	7,869	1,275	48	6,642	0.7%

Total Premiums	50,945	2,368	1,339	49,916	2.7%

2001 Premiums:
- Life	43,045	1,400	1,512	43,157	3.5%
- Non-Life	5,858	614	45	5,289	0.9%

Total Premiums	48,903	2,014	1,557	48,446	3.2%

2000 Premiums:
- Life	24,424	1,013	595	24,006	2.5%
- Non-Life	4,066	187	29	3,908	0.7%

Total Premiums	28,490	1,200	624	27,914	2.2%

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column		Column	Column	Column
A	B	C	D	E	F	G	H		I	J	K
Net
Investment
income
(including
						other income	Claims and claims
		Reserves for				and other	adjustment expenses			Paid
	Deferred	unpaid claims				expenses)	incurred related to			claims &
	Policy	& claims	Discount, if			allocated to	accident years			claims
Affiliation	acquisition	adjusted	any, deducted	Unearned	Earned-	non-life			Amortization	adjusted	Premiums
with the registrant	costs	expenses	in Column C	premiums	premiums	operations	Current	Prior	of DPAC(1)	expenses	Written

2002
Consolidated non-life entities	337	6,390	559	3,341	6,297	819	3,977	348	94	4,097	6,642
2001
Consolidated non-life entities	320	5,892	349	3,382	5,283	770	3,663	18	82	3,669	5,289
2000
Consolidated non-life entities	260	5,086	239	1,582	3,867	601	2,716	(48)	4	2,574	3,908

(1)	DPAC: Deferred policy acquisition costs

This page is intentionally left blank.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1.1	Articles of Association of ING Groep N.V.
Exhibit 1.2	Amended and Restated Trust Agreement (English Translation)
Exhibit 2.1	Subordinated Indenture between the Company and The Bank of New York, dated July 18, 2002
Exhibit 4.1	Form of Employment Contract for Members of the Executive Board (English Translation)
Exhibit 4.2	Employment Contract for Michel Tilmant (English Translation)
Exhibit 4.3	Employment Contract for Fred Hubbell
Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges
Exhibit 8	List of Subsidiaries of ING Groep N.V.
Exhibit 10.1	Consent of Ernst & Young Accountants
Exhibit 10.2	Consent of KPMG Accountants
Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Enterprises S.C.C.