Form 20-F
period 2003-12-31
ING GROEP NV
filed 2004-03-30
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14642

ING GROEP N.V.

(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
American Depositary Shares, each representing one ordinary share	New York Stock Exchange
Ordinary shares, nominal value EUR 0.24 per Ordinary share and Bearer Depositary receipts in respect of Ordinary shares*	New York Stock Exchange
7.70% Noncumulative Guaranteed Trust Preferred Securities	New York Stock Exchange
9.20% Noncumulative Guaranteed Trust Preferred Securities	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value EUR 0.24 per Ordinary share	2,115,901,441
Bearer Depositary receipts in respect of Ordinary shares	2,114,961,163

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑    ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17     Item 18 ☑

		PAGE
	PART I
Item
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	5
4.	INFORMATION ON THE COMPANY	14
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	65
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	121
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	127
8.	FINANCIAL INFORMATION	130
9.	THE OFFER AND LISTING	132
10.	ADDITIONAL INFORMATION	134
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK	139
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	157
	PART II
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	157
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	157
15.	CONTROL AND PROCEDURES	157
16.	AUDIT COMMITTEE FINANCIAL EXPERT DISCLOSURE	157
	CODE OF ETHICS DISCLOSURE	157
	PRINCIPAL ACCOUNTANT FEES AND SERVICES	157
	PURCHASES OF REGISTERED EQUITY SERVICES OF THE ISSUER BY THE ISSUER AND AFFILIATED PURCHASERS	159
	PART III
18.	FINANCIAL STATEMENTS	159
19.	EXHIBITS	159
Exhibit 1.1
Exhibit 1.2
Exhibit 2.2
Exhibit 2.3
Exhibit 2.4
Exhibit 7
Exhibit 8
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 16

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

ING presents its consolidated financial statements in euros, the currency of the Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, and “US Dollars” are to the United States dollars and references to “EUR” and “€” are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.2088 the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 3, 2004. Except as otherwise noted, financial statement amounts set forth in this Annual Report are presented in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”), which differ in certain significant respects from U.S. GAAP. Reference is made to Note 6 to the Consolidated Financial Statements for a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP. Certain amounts set forth herein may not sum due to rounding.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

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

ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See “Item 3. Key Information — Risk factors” and “Item 5. Operating and Financial Review and Prospects — Factors affecting results of operations.”

PART I

Item 1. Identity Of Directors, Senior Management And Advisors

Not Applicable.

Item 2. Offer Statistics And Expected Timetable

Not Applicable.

Item 3. Key Information

In the table below, we provide you with summary historical data of ING Group. We have prepared this information using the consolidated financial statements of ING Group for the five years ended December 31, 2003. The financial statements for the five fiscal years ended December 31, 2003 have been audited by Ernst & Young Accountants, independent auditors, except for the financial statements of ING Bank N.V., a direct wholly-owned subsidiary, which were audited by KPMG Accountants N.V. and whose report, only insofar as it relates to the 2003, 2002 and 2001 Consolidated Financial Statements, is based in part upon the reports of other auditors.

The consolidated financial statements are prepared in accordance with Dutch GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP in Note 6 to the Consolidated Financial Statements.

In 2003, no material changes in net profit existed between the Dutch GAAP accounting principles and the US GAAP accounting principles, see “Notes to the Consolidated Financial Statements: Differences between Dutch and US accounting principles”.

In 2002, a significant difference existed between the net profit pursuant to Dutch GAAP accounting principles, which amounted to EUR 4,500 million, and the net profit pursuant to US GAAP accounting principles which amounted to EUR (9,627) million. This difference was primarily the result of the new goodwill requirements (SFAS 142) under US GAAP. As of January 2002, goodwill is no longer amortized, but tested for impairment annually. This change resulted in a non-cash transitional impairment loss in 2002, related to the carrying value of goodwill as at December 31, 2001, of EUR 13,103 million, which was required to be recognized under US GAAP net profit 2002 as the cumulative effect of changes in accounting principles. Excluding the effects of changes in accounting principles US GAAP net profit 2002 was EUR 3,476 million compared with EUR 1,770 million in 2001. Other than the transitional impairment loss in 2002 no additional goodwill impairments were recognized in 2002, in 2003 ING Group recognized an goodwill impairment charge of EUR 101 million.

Under ING Group accounting principles goodwill paid on acquisitions including related intangible assets are charged directly to Shareholders’ equity.

ING Group evaluates the results of its insurance operations and banking operations using non-GAAP financial performance measures called operating profit before tax and operating net profit. Operating net profit and operating profit before tax are defined as profit before tax and net profit, excluding:

•	capital gains and losses on equity securities,

•	the impact of the negative revaluation reserve on equity securities, and

•	realized gains on divestitures that are made with the purpose of using the proceeds to finance acquisitions.

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating profit enhances the understanding and comparability of its segment performance by highlighting net income attributable to ongoing operations and the underlying profitability of the segment businesses. We believe that trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realized capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the company. The realized gains on divestitures that are made with the purpose of using the proceeds to finance acquisitions are excluded because the timing of these gains is largely subject to the company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Operating profit before tax and operating net profit are not a substitute for profit before taxation and net profit as determined in accordance with Dutch GAAP. ING Group’s definition of operating profit before tax and operating net profit may differ from those used by other companies and may change over time.

The following information should be read in conjunction with, and is qualified by reference to the Group’s Consolidated Financial Statements and other financial information included elsewhere herein.

	Year ended December 31,
	2003	2003	2002	2001(2)	2000(2)(3)	1999
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Dutch GAAP Consolidated Income Statement Data
Operating income from insurance operations:
Gross premiums written:
Life	46,214	38,231	44,367	44,557	25,019	18,902
Non-life	8,810	7,288	7,917	5,903	4,095	3,510

Total	55,024	45,519	52,284	50,460	29,114	22,412
Investment income(4)(5)	11,751	9,721	10,506	9,723	7,212	6,119
Commission and other income	2,804	2,320	2,127	2,281	1,126	548

Total operating income from insurance operations	69,579	57,560	64,917	62,464	37,452	29,079
Operating income from banking operations:
Interest income	28,772	23,802	24,088	24,318	24,285	18,558
Interest expense	18,962	15,687	16,442	18,246	18,499	12,906
Net interest result	9,810	8,115	7,646	6,072	5,786	5,652
Commission	2,978	2,464	2,615	2,765	3,630	2,856
Other income	1,331	1,101	940	2,274	1,886	1,368
Total operating income from banking operations	14,119	11,680	11,201	11,111	11,302	9,876
Total operating income(6)	83,495	69,073	76,101	73,550	48,713	38,943

Non-operating items			280	325	8,597	1,693
Realized capital gains (losses)	25	20	1,003	779	855	641

Total income	83,520	69,093	77,384	74,654	58,165	41,277

Operating expenses from insurance operations:
Life	56,650	46,865	53,603	53,615	30,882	23,584
Non-life	8,714	7,209	8,144	6,057	4,263	3,736

Total operating expenses from insurance operations	65,364	54,074	61,747	59,672	35,145	27,320
Total operating expenses from banking operations(7)	11,253	9,309	9,733	8,941	8,697	7,895

Total operating expenses(6)	76,416	63,216	71,463	68,588	43,801	35,203

Non-operating items						395
Total expenses	76,416	63,216	71,463	68,588	44,196	35,203

	Year ended December 31,
	2003	2003	2002	2001(2)	2000(2)(3)	1999
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Operating profit before tax from insurance operations:
Life	2,996	2,478	2,603	2,278	1,945	1,499
Non-life	1,218	1,008	567	514	362	260

Total	4,214	3,486	3,170	2,792	2,307	1,759
Operating profit before tax from banking operations	2,866	2,371	1,468	2,170	2,605	1,981

Operating profit before tax	7,080	5,857	4,638	4,962	4,912	3,740
Taxation	1,765	1,460	873	1,099	1,377	982
Third-party interests	416	344	332	324	147	93

Operating net profit	4,899	4,053	3,433	3,539	3,388	2,665
Non-operating items after taxation			247	325	7,976	1,693
Realized capital gains (losses) after taxation	(12)	(10)	820	713	620	564

Net profit	4,887	4,043	4,500	4,577	11,984	4,922
Dividend on Preference shares of ING Groep N.V.	25	21	21	21	21	21

Net profit after deducting dividend on Preference shares of ING Groep N.V.	4,862	4,022	4,479	4,556	11,963	4,901

Dividend on Ordinary shares	2,447	2,024	1,930	1,914	2,173	1,573
Addition to shareholders’ equity	2,414	1,997	2,549	2,642	9,790	3,328
Distributable net profit	4,887	4,043	4,253	4,252	4,901	3,537
Operating net profit per Ordinary share (8)	2.42	2.00	1.77	1.83	1.76	1.38
Distributable net profit per Ordinary share (8)	2.42	2.00	2.20	2.20	2.56	1.84
Net profit per Ordinary share(8)	2.42	2.00	2.32	2.37	6.27	2.56
Net profit per Ordinary share and Ordinary share equivalent (fully diluted)(8)	2.42	2.00	2.32	2.35	6.18	2.52
Dividend per Ordinary share(8)	1.17	0.97	0.97	0.97	1.13	0.82
Interim Dividend	0.58	0.48	0.48	0.47	0.41	0.32
Final Dividend	0.59	0.49	0.49	0.50	0.72	0.50
Number of Ordinary shares outstanding (in millions)(8)	2,115.9	2,115.9	1,992.7	1,992.7	1,970.6	1,934.0
Dividend pay-out ratio(9)	48.5%	48.5%	44.1%	44.1%	43.9%	44.4%
U.S. GAAP Consolidated Income Statement Data
Total income (operating)	58,053	48,025	49,316	49,479	42,039	34,022
Net profit US GAAP, excluding cumulative effects	5,454	4,512	3,476	1,770	10,925	3,790
Cumulative effects of changes in accounting principles			(13,103)

Net profit US GAAP, including cumulative effects	5,454	4,512	(9,627)	1,770	10,925	3,790
Net profit per Ordinary share and Ordinary share equivalent(8)	2.70	2.23	(5.00)	0.90	5.64	1.94

	Year ended December 31,
	2003	2003	2002	2001(2)	2000(2)(3)	1999
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions)
Reconciliation of net profit to operating profit before tax and operating net profit, by segment for the consolidated Group
Total Group
Net profit	4,887	4,043	4,500	4,577	11,984	4,922
Taxation	1,801	1,490	1,089	1,165	1,838	1,059
Third-party interests	416	344	332	324	147	93

Profit before tax	7,104	5,877	5,921	6,066	13,969	6,074
Non-operating items			280	325	8,202	1,693
Realized capital gains (losses)	24	20	1,003	779	855	641

Operating profit before tax	7,080	5,857	4,638	4,962	4,912	3,740
Taxation	1,765	1,460	873	1,099	1,377	982
Third-party interests	416	344	332	324	147	93

Operating net profit	4,899	4,053	3,433	3,539	3,388	2,665

Insurance operations
Net profit	3,020	2,498	3,605	3,135	9,560	3,185
Taxation	1,077	891	756	688	1,022	413
Third-party interests	141	117	92	73	39	34

Profit before tax	4,238	3,506	4,453	3,896	10,621	3,632
Gain on joint venture ANZ			280
Result on sale of investments re financing of acquisitions				325	7,368
Release millennium calamity fund					91
Result Libertel						924
Sales result NIB						308
Realized capital gains (losses)	24	20	1,003	779	855	641

Operating profit before tax	4,214	3,486	3,170	2,792	2,307	1,759
Taxation	1,041	861	540	622	540	336
Third-party interests	141	117	92	73	39	34

Operating net profit	3,032	2,508	2,538	2,097	1,728	1,389

Banking operations
Net profit	1,868	1,545	895	1,442	2,424	1,737
Taxation	724	599	333	477	816	646
Third-party interests	274	227	240	251	108	59

Profit before tax	2,866	2,371	1,468	2,170	3,348	2,442
Result Libertel					376	461
Sales result CCF					853
Re-organization provision CIB					(486)

Operating profit before tax	2,866	2,371	1,468	2,170	2,605	1,981
Taxation	724	599	333	477	837	646
Third-party interests	274	227	240	251	108	59

Operating net profit	1,868	1,545	895	1,442	1,660	1,276

	Year ended December 31,
	2003	2003	2002	2001(2)	2000(2)(3)	1999
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
Dutch GAAP Consolidated Balance Sheet Data
Total assets	941.4	778.8	716.4	705.1	650.2	492.8
Investments:
Insurance	261.1	216.0	214.8	241.0	219.2	137.5
Banking	144.8	119.8	84.4	70.2	59.1	59.5
Eliminations(10)	(1.0)	(0.8)	(1.6)	(3.8)	(1.1)	(1.2)

Total investments	404.9	335.0	297.6	307.4	277.2	195.8
Lending	353.7	292.6	284.4	254.2	246.8	201.8
Insurance provisions:
Life	227.5	188.2	186.0	204.6	193.3	101.0
Non-life	11.8	9.8	9.8	9.4	6.9	6.5

Total	239.3	198.0	195.8	214.0	200.2	107.5
Funds entrusted to and debt securities of the banking operations:
Savings accounts of the banking operations	203.2	168.1	115.1	69.6	52.4	47.0
Other deposits and bank funds	166.0	137.3	129.2	132.4	134.1	111.9
Debt securities of the banking operations	87.5	72.4	75.5	74.4	66.3	65.9

Total	456.7	377.8	319.8	276.4	252.8	224.8
Due to banks	123.4	102.1	96.3	107.8	94.7	75.3
Capital Stock (number in millions) (11)	2,203.0	2,203.0	2,079.8	2,079.8	2,057.7	2,021.1
Shareholders’ equity	25.7	21.3	18.3	21.5	25.3	34.6
Shareholders’ equity per Ordinary share(8)	12.18	10.08	9.14	11.03	13.04	17.90
Shareholders’ equity per Ordinary share and Ordinary share equivalent(8)	12.18	10.08	9.14	10.92	12.86	17.65
U.S. GAAP Consolidated Balance Sheet Data
Total assets	989.8	818.8	762.5	752.3	693.4	509.7
Shareholders’ equity	33.8	28.0	25.1	38.8	41.6	40.4
Shareholders’ equity per Ordinary share and Ordinary share equivalent(8)	16.04	13.27	12.61	19.83	21.27	20.64

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $1.2088 to EUR 1.00, the noon buying rate in New York City on March 3, 2004 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	In 2001 acquisitions of ReliaStar and Aetna influenced the figures compared to earlier years.

(3)	Discontinued business: we sold in 2000 Tiel Utrecht Group in the Netherlands (net profit EUR 63 million).

(4)	As of 2001, the “Insurance operations-General” is no longer reported separately. The items previously accounted for under this heading are now included in either the life result or the non-life result. The years prior to 2001 are restated accordingly.

(5)	As from 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. The comparative figures have been adjusted accordingly.

(6)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 1.1. to the Consolidated Financial Statements.

(7)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and prospects — Liquidity and capital resources”.

(8)	Net profit per share amounts have been calculated based on the weighted average number of ordinary shares outstanding and shareholders’ equity per share amounts have been calculated based on the number of ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies were deducted from the applicable number of outstanding Ordinary shares. All amounts and numbers are presented after giving effect to all stock dividends and retroactive application of the Company’s 2-for-1 stock split, which became effective July 2, 2001. See Note 5.2.3 to the Consolidated Financial Statements.

(9)	The dividend pay-out ratio is based on distributable net profit.

(10)	Consisting of investments in banking operations held by Group insurance companies, investments in insurance operations held by Group banking companies, and ING Groep N.V. shares held by Group insurance companies.

(11)	Reflects the Company’s 2-for-1 stock split effected July 2, 2001.

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

	U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low
1999	1.0070	1.0666	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.2074	1.2597	1.0361
2004 (through March 3, 2004)(2)	1.2088	1.2447	1.2848	1.2088

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s Consolidated Financial Statements as of such date. See Note 1.6.1.4. to the Consolidated Financial Statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

Recent Exchange Rates f US dollars per Euro

The table below shows the high and low exchange rate of U.S. dollars per euro for the last eight months

	High	Low
July 2003	1.1580	1.1164
August 2003	1.1390	1.0871
September 2003	1.1650	1.0845
October 2003	1.1812	1.1596
November 2003	1.1995	1.1417
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426

The Noon Buying Rate for euro on December 31, 2003 was EUR 1.00 = $ 1.2597 and the Noon Buying Rate for euro on March 3, 2004 was EUR 1.00 = $ 1.2088.

RISK FACTORS

RISKS RELATED TO THE FINANCIAL SERVICES INDUSTRY

Because we are an integrated financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business and capital markets environments specific to the geographic regions in which we conduct business and changes in such factors may adversely affect the profitability of our insurance, banking and asset management business.

Factors such as interest rates, exchange rates, consumer spending, business investment, government spending, the volatility and strength of the capital markets, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. For example, in an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and consumer spending, the demand for banking and insurance products would be adversely affected and our reserves and provisions would likely increase, resulting in lower earnings. Similarly, a downturn in the equity markets could cause a reduction in commission income we earn from managing portfolios for third parties, as well as income generated from our own proprietary portfolios, each of which is generally tied to the performance and value of such portfolios. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices or the value of real estate assets. In addition, a mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or result from operations of our banking businesses.

Because our life and non-life insurance and reinsurance businesses are subject to losses from unforeseeable and/or catastrophic events, which are inherently unpredictable, our actual claims experience may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net profits and have an adverse affect on our results of operations.

In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include weather and other natural catastrophes such as hurricanes, floods and earthquakes, as well as events such as the September 11, 2001 terrorist attacks on the United States. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and can not always be adequately reserved for. In accordance with industry practices, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time that the reserves are originally established. Although we continually review the adequacy of the established claim reserves, and based on current information, we believe our claim reserves are sufficient, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim experience exceeds the estimated claim reserves, our earnings may be reduced and our net profits may be adversely affected. In addition, because unforeseeable and/or catastrophic events can lead to abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions and also to key personnel. If our business continuity plans can not be put into action or do not take such events into account, losses may further increase.

Because we operate in highly regulated industries, changes in statutes, regulations and regulatory policies that govern activities in our various business lines could have an affect on our operations and our net profits.

Our insurance and banking operations are subject to insurance, banking and financial services statutes, regulations and regulatory policies that govern what products we sell and how we manage our business. Changes in existing statutes, regulations and regulatory policies, as well as changes in the implementation of such statutes, regulations and regulatory policies may affect the way we do business, our ability to sell new policies, products or services and our claims exposure on existing policies. In addition, changes in tax laws may affect our tax position and/or the attractiveness of certain of our products, some of which currently have favorable tax treatment.

RISKS RELATED TO THE COMPANY

Because we operate in highly competitive markets, including in our home market, we may not be able to further increase, or even maintain, our market share, which may have an adverse affect on our results of operations.

There is substantial competition in The Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of The Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as South America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. We derived approximately 52% of our operating profit in 2003 from the Netherlands. Based on geographic division of our operating profit, The Netherlands is our largest market for both our banking and insurance operations. We are the second largest bank in The Netherlands. In the retail market our market share is approximately 23% based on total assets, approximately 25% based on total deposits and 24% based on retail mortgages. Our main competitors are ABN Amro N.V. and Rabo Group B.A. In The Netherlands, we are also currently the largest insurance company, with a market share of approximately 23% in the life insurance market and approximately 9% in the non-life insurance market, each based on premium income. Our main competitors are Fortis Utrecht N.V. and Aegon N.V. We derived approximately 14% of our operating insurance profit in 2003 from the United States, which is our second largest market for the insurance operations. In the United States, we have two core operating units and own the second-largest broker-dealer network in the US with over 10,000 registered representatives. Our main competitors in the United States are insurance companies such as: Lincoln National, The Hartford, Aegon Americas, Met Life Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors.

Because our reinsurance arrangements are with a limited number of reinsurers, the inability of one or more of those reinsurers to meet its financial obligations could have an adverse effect on our results of operations.

Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life business. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As of December 2003, approximately 40% of our (potential) reinsurance receivables are with our main reinsurer and approximately 30% are with six other reinsurers. The inability of any one of these reinsurers to meet its financial obligations to us could have a material adverse effect on our net profits and our financial results.

Because we also operate in markets with less developed judiciary and dispute resolution systems, proceedings could have an adverse effect on our operations and net result.

In the less developed markets in which we operate, judiciary and dispute resolution systems may be less developed. In case of a breach of contract we may have difficulties in making and enforcing claims against contractual counterparties. On the other hand, if claims are made against us, we might encounter difficulties in mounting a defense against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and net result.

Because we are a financial services company and we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.

When new financial products are brought to the market, communication and marketing is focussed on potential advantages for the customers. If the products do not generate the expected profit, or result in a loss, customers may file claims against us for not fulfilling our potential duty of care. Potential claims could have an adverse effect on our operations and net result.

Because we are a Dutch company the rights of our shareholders may differ from the rights of shareholders in other jurisdictions, which could limit your rights as a shareholder and reduce the accountability of the members of our Executive and Supervisory Boards and our management to our shareholders.

While holders of our bearer receipts are entitled to attend and speak at the general meetings of shareholders, voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (or the Trust) the trust which holds more than 99% of our ordinary shares, exercises the voting rights attached to the ordinary shares (for which bearer receipts have been issued). Holders of bearer receipts who attend – in person or by proxy - the general meeting of shareholders must obtain voting rights by proxy from the trust. Holders of bearer receipts and holders of the ADSs representing the bearer receipts, who do not attend the general meeting of shareholders may give binding voting instructions to the Stichting ING Aandelen. See “Item 7. Major Shareholders and Related Party Transactions – Voting of the Ordinary Shares by holders of Bearer receipts as proxy for the Trust”. The Trust is entitled to vote any ordinary shares corresponding with bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to make use of the voting rights attached to the ordinary shares in the interest of the holders of bearer depositary receipts, while having regard for

•	our interests;

•	the interests of our affiliates; and

•	the interests of our other stakeholders

in such a way that all interests are balanced and safeguarded as effectively as possible. The Trust may, but has no obligation to, consult with the holders of bearer receipts or ADSs in exercising its voting rights in respect of any ordinary shares for which it is entitled to vote. These arrangements differ to some extent from U.S. practice and accordingly may affect the rights of the holders of bearer receipts or ADSs and their power to affect the Company’s business and operations and the accountability of the Company’s directors and management. See “Item 4. Information on the Company-Corporate Organization” for more information on voting rights and our corporate structure.

The share price of our bearer receipts and ADSs has been, and may continue to be volatile, which may impact the value of our bearer receipts or ADSs you hold.

The share price of our bearer receipts and our ADSs has been volatile in the past due, in part, to the high volatility in the securities markets generally and more particular in shares of financial institutions. In addition, there are other factors, beside our financial results, that may impact our share price. These factors include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	a downgrade or review of our credit ratings;

•	potential litigation or regulatory action involving ING Group or sectors we have exposure to through our insurance and banking activities;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions;

•	general market volatility.

Because we are incorporated under the laws of The Netherlands and many of the members of our Supervisory and Executive Boards and our officers reside outside of the United States, it may be difficult for you to enforce judgments against us or the members of our Supervisory and Executive Boards or our officers.

Most of the members of our Supervisory Board, our Executive Board and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States and most of our assets and most of their assets are located outside the United States. As a result, you may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

You also may not be able to enforce judgments of U.S. courts under the U.S. federal securities laws in courts outside the United States, including The Netherlands. The United States and The Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, you would not be able to enforce in The Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless a competent court in The Netherlands gives binding effect to the judgment.

Item 4. Information on the Company

GENERAL

ING was established as a Naamloze Vennootschap (public limited liability company) on March 4, 1991 through the merger of Nationale-Nederlanden, the largest insurer in the Netherlands, and NMB Postbank Group, one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	Our principal U.S. office is:

ING Groep N.V.	ING Financial Holdings Corporation
Amstelveenseweg 500	1325 Avenue of The Americas
1081 KL Amsterdam	New York, NY 10019
P.O. Box 810, 1000 AV Amsterdam	United States of America
The Netherlands	Telephone +1 646 424 6000
Telephone +31 20 541 5411

Mission

ING’s mission is to be a leading, global, client-focused, innovative and low-cost provider of financial services through the distribution channels of the client’s preference in markets where ING can create value.

Profile

ING Group is a global financial institution of Dutch origin with 115,000 employees. ING offers banking, insurance and asset management to more than 60 million clients in more than 50 countries. The clients are individuals, families, small businesses, large corporations, institutions and governments. ING comprises a broad spectrum of prominent businesses that increasingly serve their clients under the ING brand.

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

ING’s strategy is to achieve sustainable growth while maintaining healthy profitability. The Group’s financial strength, its broad range of products and services, the wide diversity of its profit sources and the resulting spread of risks form the basis for ING’s continuity and growth potential.

ING seeks a careful balance between the interests of its stakeholders, customers, employees and society at large. It expects all its employees to act in accordance with the Group’s Business Principles.

Strategy and key figures

Satisfying the needs of our clients and delivering on the financial promises we make to our shareholders are our primary goals. In view of the increased stakeholder attention, the further globalization of ING and the rapid developments in the field of sustainability and corporate social responsibility, we continue to aim for a good balance between the interests of all stakeholders: clients, shareholders, employees and society as a whole.

After several years of rapid expansion through acquisition, the emphasis is now on consolidating ING’s strengths and achieving synergies, operational excellence and cost control.

In 2003, ING Group’s total operating income was EUR 69,073 million and its operating net profit was EUR 4,053 million (both Dutch GAAP). ING Group’s total premium income from insurance activities amounted to EUR 45,519 million and total income from banking activities was EUR 11,680 million.

The following table sets forth ING Group’s total operating income by geographical area for the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
The Netherlands	17,448	15,933	15,348
Belgium	4,959	4,684	4,092
Rest of Europe	4,841	4,804	5,126
North America	29,882	37,482	36,999
Latin America	3,070	4,255	3,186
Asia	6,954	7,059	5,832
Australia	2,024	2,275	2,224
Other	632	445	1,393

	69,810	76,937	74,200
Revenue between geographic areas	(737)	(836)	(650)

Total income	69,073	76,101	73,550

CHANGES IN PRESENTATION

Beginning January 1, 2003, the regional ING Investment Management business units have been integrated into the respective regional executive centres. This step was taken in order to improve alignment with the captive distribution channels, enabling ING to respond to regional and local market opportunities more quickly and efficiently than before. A global asset management platform at Group level has been established to coordinate ING’s asset management strategy. In addition, a global IIM Board has been set up to preserve the efficiency of a global manufacturing platform and to ensure global consistency of the investment strategies adopted in each region. In addition, it was decided to discontinue ING Asset Management as a separate profit reporting centre. The responsibility for ING Asset Management’s other business units (Baring Asset Management, ING Real Estate, Parcom Ventures, Baring Private Equity Partners and ING Trust) continues to reside with the Executive Board member responsible for asset management. For a description of these business units please see item 4 under the heading “EC Europe” .

Beginning January 1, 2003 additions to the provision for investment losses are reported on a separate line within Total (operating) expenditure. Previously these additions were reported as an element of Income from investments of the insurance operations.This makes the presentation of the addition to these provisions consistent with the presentation of the addition to the provisions for loan losses of the banking operations. The comparable figures have accordingly been adjusted for all prior periods.

Beginning January 1, 2003, claims handling expenses are accounted for as part of the operating expenses. Previously, these expenses were accounted for as part of the underwriting expenditure. This new classification better represents the nature of the claims handling expenses. The comparable figures have accordingly been adjusted for all prior periods.

The Latin America region is comprised of South America, including Mexico. Prior to January 1, 2003, Mexico was included in the North America region. This new regional classification is more in line with the internal management reporting structure. The comparable figures have accordingly been adjusted for all prior periods.

Prior to January 1, 2002, amortization of deferred acquisition costs (DAC) on insurance policies was accounted for as part of operating expenses of the insurance operations. In order to have a better view on the development of manageable operating expenses, we decided to transfer the amortization of

DAC to underwriting expenditure. The comparable figures have accordingly been adjusted for all prior periods.

CHANGES IN THE COMPOSITION OF THE GROUP

On October 21, 2003, ING reached an agreement to sell ING Aetna Life to Manulife Indonesia. This is part of ING’s strategy to refocus its insurance activities in the Asia/Pacific region to markets and products where it can reach a leading market position.

On October 21, 2003, ING reached an agreement, in principle, with Baring Private Equity Partners for a management buy out. The agreement is subject to regulatory approval.

On July 21, 2003, ING completed the sale of the Italian agent network activities of ING Sviluppo, as well as the affiliated Italian life insurance, asset management and private banking activities to UniCredito and Aviva. The profit on the sale amounted to EUR 71 million.

On July 3, 2003, ING announced that it acquired the remaining 30% stake in DiBa (Allgemeine Deutsche Direktbank) pursuant to a put option and call option entered into on February 26, 2002 between ING and BGAG (the investment company of a number of German trade unions). On February 26, 2002, ING Group increased its stake in DiBa from 49% to a 70%

On May 16, 2003, ING announced the sale of its 49% shareholding in Seguros Bital (Mexico) to Grupo Financiero Bital for USD 126 million. The profit on the sale amounted to EUR 44 million.

On April 25, 2003, ING completed the sale of 99% of Fatum, its insurance business in the Netherlands Antilles and Aruba, to Guardian Holdings Limited of Trinidad and Tobago. The value of the transaction amounted to EUR 45 million.

On July 23, 2003, ING completed the acquisition of Entrium, German’s second largest direct bank, through DiBa (Allgemeine Deutsche Direktbank) from Fineco/Capitalia of Italy, for EUR 300 million.

On September 9, 2002, ING announced it completed the purchase of an additional 24% stake in ING Vysya Bank (India) increasing its interest to 44%. The total purchase price of the additional acquisition was EUR 73 million. The goodwill amounted to EUR 55 million and is charged to Shareholders’ equity.

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

On April 12, 2002, ING Group acquired car lease company TOP Lease in the Netherlands. The total purchase price of the acquisition amounted to EUR 111 million. The goodwill amounted to EUR 70 million, which was charged to Shareholders equity.

On April 10, 2002, ING and ANZ, one of Australia’s major banks, formed a funds management and life insurance joint venture in Australia. The joint venture, ING Australia Ltd. is owned 51% by ING and 49% by ANZ, and has been proportionally consolidated. ING Group contributed net assets to the new joint venture, which resulted in a net book profit of EUR 469 million accounted for in 2002, of which EUR 247 million was accounted for as non-operating net profit and EUR 222 million was accounted for as operating net profit.

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

In June 2001, ING Group announced that it had signed an agreement with Savia S.A. to acquire an additional stake in Seguros Comercial América (SCA), the largest insurance company in Mexico, for approximately USD 791 million. This transaction increased ING’s stake to a total of 87%. The acquisition was partly financed by the sale of shares. In September 2001, ING made a tender offer for the remaining 13% of SCA. In November 2001, ING announced that it had successfully closed the tender offer to purchase the remaining outstanding shares of SCA. The total acquisition price was approximately USD 180 million, and ING now owns 99.91% of the shares of SCA.

In March 2001, ING Group increased its shareholding in Bank Slaski to 82.8% for an amount of EUR 187 million. Effective September 1, 2001, Bank Slaski merged with ING Bank Warsaw. The combined bank, in which ING holds 88%, operates under the brand name ING Bank Slaski. Goodwill amounted to EUR 118 million and was charged to Shareholders’ equity.

RECENT DEVELOPMENTS

On March 11, 2004, the Supervisory Board of ING Group announced it intends to appoint Eric Bourdais de Charbonnière (1939, French) as a member of the Supervisory Board with effect from April 27, 2004. He was the former Chief Financial Officer of Michelin and is currently the chairman of Michelin’s Supervisory Board. Prior to his positions at Michelin he was managing director of the bank JP Morgan.

On March 8, 2004, ING Group announced it reached an agreement with Macquarie Bank Limited (Australia) on the sale of ING’s Asian cash equities sales, trading, research and capital market operations in 10 countries in Asia and key locations in Europe and the United States. The transaction is expected to be completed for most Asian countries by the end of July, 2004.

On March 2, 2004, ING announced that it appointed Cees Maas as Vice Chairman of the Executive Board of ING Group effective on April 28, 2004. Cees Maas will continue in his current role as Chief Financial Officer. Furthermore the Supervisory Board of ING announced it intends to propose to the Annual Shareholders Meeting on April 27, 2004 to appoint Hans Verkoren as a member of the Executive Board of ING Group as of April 27, 2004. Hans Verkoren is currently Global Head ING Direct, member of the Executive Committee Europe and responsible for Retail Financial Services.

On November 19, 2003, ING announced that Ewald Kist will retire on June 1, 2004 having reached the retirement age of 60, as Chairman of the Executive Board of ING Group. Ewald Kist has been Chairman of the Executive Board since June 1, 2000. The Supervisory Board appointed Michel Tilmant as successor to Ewald Kist as Chairman of the Executive Board as of April 28, 2004. Michel Tilmant is currently Vice-Chairman of the Executive Board of ING Group, Chairman of the Executive Committee ING Europe and Chairman of ING Bank N.V. The Supervisory Board announced it also intends to propose to the Annual Shareholders Meeting on April 27, 2004 to appoint Eli Leenaars and Eric Boyer de la Giroday as members of the Executive Board.

GROUP STRATEGY

Market conditions have changed significantly in recent years. Looking back on 2003, although we faced a weak economic climate and unstable geo-political circumstances, we made good progress with regard to our five strategic objectives.

Strengthen our capital base for a solid financial foundation

The stock markets, which fell sharply between 2001 and early 2003, heavily impacted ING’s financial position. At the end of 2002, a number of short-term and long-term measures were announced, aimed at strengthening our capital base and reducing the sensitivity of our financial position to market volatility. An important long-term measure to strengthen our capital base was the introduction of an optional stock dividend as of the final dividend 2002. Furthermore, in 2003, ING successfully issued two subordinated perpetual debt securities, one in Europe and one in the United States, raising a total amount of EUR 1.1 billion. Another measure to improve the capital base was the sale of shares and real estate during the year. The proceeds were used to reduce the core debt of ING and improve the debt/equity ratio. As a result, the debt/equity ratio of ING Group decreased from 19.9% at the end of 2002 to 14.4% at the end of 2003.

Apart from the sale of shares, ING protected EUR 4 billion of its Dutch equity portfolio against a sharp stock-market decline at the beginning of 2003 by means of a cost-neutral collar. This accounts for approximately 40% of ING’s equity portfolio worldwide. In the course of 2003, ING decided to open up the upside potential in the equity portfolio by reducing the total amount of written call options to EUR 0.7 billion, while keeping approximately EUR 4.4 billion of the Dutch equity portfolio hedged against a potential decline.

All these measures resulted in a more favorable capital position for both the insurance company and the bank. At the end of 2003, the capital base of ING’s insurance units amounted to EUR 15.8 billion, which is 180% of the legally required level (year-end 2002: 169%). The Tier-1 ratio, indicating the financial strength of our banking units, improved from 7.31% at the end of 2002 to 7.59% at the end of 2003. The revaluation reserve shares amounted to approximately EUR 900 million as of December 31, 2003.

Optimize the existing portfolio

Focus and execution were the key words in 2003. The adverse economic circumstances forced ING to increase focus in terms of activities and markets it wants to be in. We continued our policy to refrain from making large acquisitions. Furthermore, a more critical assessment of the business portfolio has resulted in a number of actions. For instance, several business units were sold in the course of 2003. Examples are ING Fatum (ING’s insurance business on the Netherlands Antilles and Aruba), ING Sviluppo in Italy, ING Life Indonesia and its share of the AnShin Card Services Company (Taiwan). Furthermore, the international wholesale branch network was restructured. We also announced the management buy-out of Baring Private Equity Partners.

Create value for clients

The multi-product and multi-channel approach has been the core of ING’s strategy. In all markets where ING is active, ING’s business units have continued to improve services to its clients. ING in the Netherlands, for example, combined its sales forces and made further progress integrating its operations. Perfecting its click-call-face concept enabled ING to increase the quality of customer service, giving clients in the Netherlands improved access to the different distribution channels and products.

An example in Asia is the initial product launch of the China Merchant Antai Open-ended Securities Series Funds. ING’s clients in China invested over EUR 500 million in the fund. In the United States, ING Bank has formed a commercial alliance with Bank of New York aimed at marketing, sales and delivery of global custody and related services to international clients. A strong brand enhances trust among customers. In 2003 ING made further progress in creating one global brand. BBL in Belgium was re-branded to ING Belgium. As a result brand awareness increased from 29% at launch date to 47% at year-end.

Develop our special skills

ING Direct continued to exceed expectations and contributed for the first time to the Group profit in 2003, well ahead of schedule. In May, ING Direct launched operations in the United Kingdom, the eighth country where it offers attractive savings products to retail clients. The launch in the UK proved to be the most successful ING Direct start-up so far. By the end of 2003, ING Direct worldwide had close to 8.5 million customers (5.0 million at year-end 2002) and approximately EUR 100 billion in funds entrusted (EUR 55 billion at year-end 2002).

The insurance operations in developing markets have been expanded as well. The organic growth in premium income was 11% in 2003. In China, we expanded our insurance business. Organic premium income in China rose by 50%. ING’s joint venture with China Pacific Insurance Company (CPIC), called PALIC (Pacific Antai Life Insurance Company), received approval to establish a branch in the city of Guangzhou, the third largest city in China. This allows the many millions of potential customers in southern China to buy insurance products from PALIC.

As a result of the global ageing of the population and pension reforms being executed in many countries, ING selected pensions as a global strategic priority. We developed business objectives for 2004 to expand current pension activities and start up many new initiatives. In addition to working on the realization of these commercial objectives, ING is stepping up its pension-advisory services to governments and institutions that can benefit from ING’s pensions knowledge and experience.

Further lower the cost base

In Europe, the Americas and Asia/Pacific large cost-saving programs have been executed in 2003. In the field of Operations/IT in Europe, the alignment of IT architecture and the development of various shared service centres continued.

In the United States, ING has integrated its operations, resulting in yearly cost savings of approximately EUR 300 million. US Financial Services has signed a 7-year contract with IBM to provide information-technology infrastructure services.

As a result of strict cost control, total operating expenses decreased by 3.1%. Organic expenses increased by 3%. The principal explanatory factors for this rise in costs are continued investments in new business (ING Direct and insurance activities in developing countries), substantial investments in IT infrastructure and investments to improve service (e.g. Nationale-Nederlanden). At the insurance operations total operating expenses decreased by 5.9% (organic change: +6.5%). The efficiency ratio of the banking operations improved from 71.0% to 68.4% in 2003 (excluding ING Direct and restructuring provisions).

CORPORATE ORGANIZATION

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group, its three major divisions (Executive Centers Europe, Americas, Asia/Pacific) and the Asset Management platform. The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the Company’s business, as well as to provide advice to the Executive Board.

Corporate Governance

The year 2003 was an important year from a corporate-governance perspective. ING amended its Articles of Association, the result of which was that holders of Bearer Receipts and ADR’s received increased powers. As described below, the Tabaksblat Committee’s report on the principles of good corporate governance and best practices was also published during the year. ING’s response to the recommendations of the Tabaksblat Committee, as well as information on capital and control, the Executive Board, the Supervisory Board and the external auditors are discussed in detail below.

Tabaksblat Code

The discussions of corporate governance in the Netherlands resulted in a new corporate-governance code (the ‘Tabaksblat Code’) being published on December 9, 2003. From the 2004 financial year onwards, listed companies are required by the Code to include a section on their corporate governance and compliance with the Code in their annual report and to explain any non-compliance.

Listed companies are also being recommended to include information in their 2003 annual report on how they are planning to incorporate the Code into their business activities and to indicate any problems they anticipate in this respect. These issues are discussed below and will also be on the agenda for ING’s General Meeting of Shareholders on April 27, 2004.

Changes in 2003

In many respects, ING Group’s corporate governance practices were already in compliance with the principles introduced by the Code. A number of significant changes relating to corporate governance were proposed to the General Meeting of Shareholders in April 2003 and were subsequently included in new articles of association. Certain limitations on the holding of shares were abolished and holders of bearer receipts were granted full voting rights. These voting rights can be exercised unconditionally, including in the event of a hostile takeover bid. Steps were also taken to ensure that the Board of the Trust Office ING Shares and the Trust Office ING Continuity remain independent of ING Group. The

2003 financial year also saw shareholders and holders of bearer receipts in the Netherlands being granted the right, for the first time ever, to cast votes ‘indirectly’ via the Communication Channel to shareholders (Stichting Communicatiekanaal Aandeelhouders). Shareholders in the United States and the United Kingdom will also be able to vote by proxy on items included on the agenda for meetings of shareholders as of the General Meeting of Shareholders on April 27, 2004.

Changes in 2004

The Executive Board and Supervisory Board have decided to implement the Code to the extent possible. The notice convening the General Meeting of Shareholders on April 27, 2004 has, for example, been drawn up in compliance with the Code. The remuneration policy for the Executive Board will be an agenda item. Moreover, a proposal to amend the Articles of Association will be included on the agenda for the meeting. The intention in this respect is that the Articles of Association should this year be brought into line with the best practices detailed in the Code. One of the most significant amendments is the proposal to end the current requirement for a higher majority if a binding proposal for nomination to the Executive Board or Supervisory Board is to be rejected or if it is proposed to dismiss a member of either Board. The proposed amendment also reduces the number of shareholders’ votes required for an item to be submitted for inclusion on the agenda of the General Meeting of Shareholders (under the new rules, votes representing 0.01% of the share capital or a market value of EUR 50 million will be required). This amendment is being proposed in advance of the Company Structure Reform Bill, which is currently being considered by the Dutch Upper House of Parliament. In February 2004, the Supervisory Board appointed a Company Secretary (the General Counsel) and adopted a set of general regulations on ‘whistleblowers’, which were subsequently approved by the Dutch Central Works Council.

In accordance with the Code, the General Meeting of Shareholders will be asked to appoint new Executive Board members for a period of four years. Given that the current nominees for the Executive Board, Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren, are already employed by ING, their contracts of employment, which are for unspecified periods of time, will continue. The Supervisory Board has also taken account of their existing contractual rights when determining the level of any severance pay that may become due. The Tabaksblat Code recognizes that existing contractual agreements should continue to be respected and that Dutch employment law needs to be amended if Board appointments are to be for limited periods of time. The contracts of existing Board members will not, therefore, be changed. Their appointments for an unspecified period of time will continue, while the existing arrangements in respect of severance pay will also be respected. In other words, they will receive a maximum of three times their most recent fixed annual salary.

In line with the Code, ING’s periodic meetings with analysts, such as those held after publication of the quarterly, half-year and annual figures, will now also be able to be followed simultaneously by telephone or webcast. The new procedure was introduced at the meeting following publication of the 2003 results in February 2004.

Implementation of Tabaksblat Code

We will implement the Tabaksblat Code as much as possible. Depending on how the best practices are interpreted, on any subsequent recommendations that may be made by the Tabaksblat Committee, on legislation on various aspects of the Code and on further discussions within ING, the Group is expected to diverge from the best practices of the Code in some respects:

•	Code II.2.7 states: “The maximum remuneration in the event of dismissal is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.” ING is prepared to take this best practice into account as a reference for new Executive Board members, provided however that the severance may be higher in an individual case depending on existing rights for severance pay, market practice, competitive considerations and other reasons that may give cause to agree on higher severance if needed to attract the right qualified person.

•	Code III.3.4 states: The number of supervisory boards of Dutch listed companies of which an individual may be a member shall be limited to such an extent that the proper performance of his duties is assured; the maximum number is five, for which purpose the chairmanship of a supervisory board counts double.” Two members of the Supervisory Board, Messrs. Jacobs and

Vuursteen, currently hold more supervisory directorships in Dutch listed companies than the maximum recommended in the Code. This issue will be discussed on the next occasion that these gentlemen become eligible for reappointment, which will be in 2006 in the case of Mr. Vuursteen and in 2007 in the case of Mr. Jacobs.

•	Code III.5.6 states: “The audit committee shall not be chaired by the chairman of the supervisory board or by a former member of the executive board of the company.”

Mr. Jacobs, who was previously chairman of the Executive Board, currently chairs the Audit Committee. It should, however, be noted that Mr. Jacobs resigned from the Executive Board over five years ago and so can be regarded as independent, both in respect of the Code and under the terms of the US Sarbanes-Oxley Act.

•	Code III.5.11 states: “The remuneration committee shall not be chaired by the chairman of the supervisory board”. The chairman of the Supervisory Board, Mr. Herkströter, chairs the Remuneration and Nomination Committee. Appointments, both to the Executive Board and the Supervisory Board, and remuneration are issues of such importance that we believe it is vital for the chairman of the Supervisory Board to be substantially involved in these discussions at an early stage.

In the General Meeting of Shareholders on April 27, 2004, the application of the Code by ING will be discussed. Subsequently, the Code will be implemented to the extent possible, taking into account the above-mentioned factors and the discussions in the General Meeting of Shareholders. The implementation will be reported on via a continuously updated ‘corporate-governance charter’ on the website of ING Group, which will be published in print prior to the 2005 Shareholders’ Meeting. At the annual General Meeting of Shareholders in April 2005, the formal shareholders’ approval of ING’s corporate-governance structure related to the Tabaksblat Code will be sought. Providing the various items are approved by the shareholders, ING will then be deemed to be in full compliance with the Code.

Corporate Governance Differences

Under the New York Stock Exchange’s listing standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies:

•	We have a two-tiered board, in contrast to the one-tier board used by most US companies. In the Netherlands, a Naamloze Vennootschap (public limited liability company) has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general the members of the Executive Board are employees of the company while members of the Supervisory Board often are former captains of state or industry and sometimes former members of the Executive Board. Usually the members of the Supervisory Board are independent of the company in the sense of the NYSE listing requirements. Our Audit Committee and Remuneration and Nomination Committee are comprised of members of the Supervisory Board.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Tabaksblat Code contains a “comply-or-explain” principle, offering the possibility to deviate from the Tabaksblat Code as long as any such deviations are explained.

•	Our Ordinary shares are held by a trust, Stichting ING Aandelen (the “Trust”), which issues Bearer receipts, each Bearer receipt representing financial interests in one Ordinary share held by the Trust. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Constitution and Trust Conditions, the Trust will grant proxies to holders of the Bearer receipts. See Item 7 “Major shareholders and related party transactions”.

•	Dutch law requires that our external auditors be appointed at the general meetings of shareholders and not by the Audit Committee.

•	Our Articles of Association provide that there are no quorum requirements to hold a general meeting of shareholders, although the taking of certain actions may require a quorum.

Executive Centers

The Executive Board (supported by various corporate staff departments) determines the Group’s corporate strategy, prescribes capital base ratios and reserving levels, allocates resources, sets financial performance targets and risk profiles for the Executive Centers (ING Europe, ING Americas and ING Asia/Pacific), appoints senior management, manages the Group’s corporate image, establishes information technology strategy, and monitors the realization of the objectives established for the Group. Certain actions of the Executive Board are subject to the approval of the Supervisory Board, including the issuance or cancellation of shares, significant acquisitions, the declaration of interim dividends, material capital expenditures and matters concerning substantial changes in employee relations. The Executive Committees formulate the strategic, commercial and financial policy for the Executive Centers in conformity with the group strategy and performance targets set by the Executive Board. Each Executive Committee is responsible for the preparation of the annual budget of its Executive Center. This budget is approved and monitored by the Executive Board. Each Executive Committee also approves the strategy, commercial policy and the annual budgets of the business units in its Executive Center and monitors the realization of the policies and budgets of that Executive Center and its business units.

ING EUROPE

2003 HIGHLIGHTS

The profitability of ING’s operations in Europe – especially those in the Benelux – remained key to the results of the Group. As in 2002, the retail businesses contributed to the strong performance. ING Direct had another strong year and showed good profitability. In the wholesale business, Financial Markets delivered excellent results as did wholesale banking in the Benelux. International Corporate Financial Services recovered from the high loan loss provisions taken in 2002. Additional restructuring measures were announced at ING BHF-Bank in order to restore the profitability. Throughout ING Europe, good progress was made during the year in increasing efficiency and improving service levels.

The following table shows income and profit before taxation (both excluding other asset management operations) by business segment:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Income
Retail	8,301	7,801	7,346
Wholesale	5,963	5,524	5,865
Corporate line	848	1,172	1,165

Total	15,112	14,497	14,377

Profit before taxation
Retail	1,702	1,375	1,118
Wholesale	1,616	815	1,328
Corporate line	651	810	1,241

Total	3,969	3,000	3,688

FUNCTIONAL AREAS

Retail

On the retail side, the strategy focuses on retail wealth accumulation and financial protection (i.e. retail banking, asset management, asset gathering, life insurance and pensions) and private banking, supported by the “click-call-face” (multi-product, multi-channel) distribution approach.

We serve three types of retail markets in Europe, each reflecting our different market positions and thus requiring a slightly different approach to the retail strategy. In the home markets of the Netherlands, Belgium and Poland, our goal is wealth accumulation supported by an efficient mix of channels appropriate to the client segments and products and focused on cost reduction. In other large mature markets, we are developing our retail banking position around ING Direct, selectively adding new activities and face channels as appropriate. In the developing markets, particularly Central Europe, we are striving to become a market leader in pensions, life and wholesale banking by leveraging our market position, including via distribution alliances, to grow our position over the long-term.

With the European organization in place, the management of Retail Europe works together with the regions to set the priorities for future growth. In particular, this includes developing a common set of retail value drivers to get a better understanding of the quality and sustainability of profits. The value drivers are: scale, cost, cross selling, value of new business and customer satisfaction.

Private Banking

The restructuring of ING Private Banking, which began in 2002, continued during 2003, with a number of unprofitable business units either being closed or transferred to lower-cost retail operations. We also began investing in a number of key developing markets where we believe there are significant growth opportunities, including India, China and Korea.

The rationalization of our product offering also began with the appointment of pan-European product specialists and regional product managers, whose primary objective is the creation of a more simplified and coherent set of products and services, which are aligned to the specific requirements of our clients. We have also begun developing a range of products and services with a strong sustainability element and in this context we are leveraging the Group’s expertise in areas such as micro-lending and charities.

More effective client segmentation has also been a core objective for our business units during the year, with much greater emphasis on the individual needs of our clients and a clear move away from a strictly product-based approach. We are also adopting a more globally consistent approach for our top-tier international clients, through the creation of a new super-high-net-worth segment.

For private banking clients, the “face” approach remains the most important of the ING “click-call-face” channels. However, we have also introduced more “click” and “call” channels for clients this year, with the introduction of trading and advisory call centres in many units, including Belgium and Asia, as well as enhanced internet banking, including execution capabilities and portfolio valuations.

We have also been successful this year in controlling our costs and in starting to maximize our operational efficiency across all five private banking regions. Many initiatives are underway to capitalize on our existing strengths, creating more synergy and coherence across all our units. Examples include portfolio management, third party funds, wealth management and credit.

The financial impact of the more integrated approach to private banking at ING has resulted in an almost trebling of our net profit compared to 2002. Asset growth, when compared to the market, has also shown significant growth. Growth in Asia has exceeded our expectations we have also made progress in key home markets, including the Netherlands and Belgium.

We believe that the outlook for ING Private Banking remains very promising. Asia is expected to continue to outperform most other units in growth, particularly as we step up our investment in the high potential Chinese and Indian markets. The home markets also offer significant growth potential for private banking, particularly in the Netherlands, where a more focused and client-centric private banking strategy is in the process of being rolled out.

ING Wholesale

The Wholesale Bank improved its profitability in 2003 while restructuring its operational cost base and the international branch network, improving risk management and, above all, unifying the client approach across regions and functions to increase value for both ING and its clients. All functional and regional commercial and support units contributed to the improved results and Wholesale Banking pre-tax profits more than doubled compared to 2002, risk costs were halved and the cost/income ratio improved substantially.

ING Wholesale will continue to focus on providing the highest level of service to its clients in its five European regions (The Netherlands, South West Europe, Germany, Central Europe and the UK), as well as its operations in the Americas and Asia, in the year ahead. It will align commercial strategy within Europe and core Emerging Markets in the three functional areas of Corporate Financial Services (CFS), Investment Banking (IB) and Financial Markets (FM), to benefit from the upturn in the local market economies and global economic sentiment.

CFS is defining its client base, that is mid-corporates in the Benelux, Poland and Germany, large international corporates globally, including local ‘blue chip companies’ in Emerging Markets and Financial Institutions (banks and non-banks) worldwide, while delivering high added value to clients. This will be achieved by applying superior relationship-management skills in human capital and client information reporting, developing specific sector expertise and cross-selling capabilities. Of strategic importance are anchor products, such as, payments and cash management, general lending, structured finance (including acquisition finance) and trade banking, plus employee benefits, mergers and acquisitions advisory and asset management in specific markets. Investments will be made in syndicated finance and securitization for the benefit of ING’s customers and its own capital management.

The key Financial Markets (FM) objective is to support the overall wholesale client strategy, by providing target clients (and ING entities) with the full range of FM products and services in both the developed and emerging markets. To this end, FM will continue to put additional resources into developing a closer alignment between product specialists and client relationship managers. In the major developed market Hubs, FM is reorganizing and upgrading its sales teams to focus on servicing the broad financial market needs of defined client groups, such as corporates, financial institutions, fund managers, etc., rather than focusing team efforts on single product groupings.

From a financial perspective, 2003 was a profitable year for ING Wholesale overall but also a challenging one, due to recessions in many countries and a number of serious global events, namely the Iraq war and the SARS outbreak in Asia.

Operations and IT

During 2003, we focussed on further implementing the various programs launched in 2001 and 2002. Those steps include:

•	the further roll out of a single IT application architecture,

•	the establishment of shared services centres,

•	the consolidation and standardization of IT Infrastructure & Applications.

The implementation continues to progress well and we are on track to meet our financial target of EUR 760 million of cost reductions in the Operations and IT arena by 2005.

Considerable attention was given to improving our operational efficiency, especially in the insurance sector. An important IT investment program was launched, covering both Life and non-Life, to support our insurance operations. The first deliverable of this program became operational in 2003.

Responding to the increased potential for external risks, an EC Europe wide program was started to enhance our IT Security environment. Significant management attention was given to strengthening our IT Security Infrastructure and to improving the IT Controls.

ING INVESTMENT MANAGEMENT EUROPE

ING Investment Management Europe (ING IM), is responsible for managing the investments of the insurance companies of ING, as well as managing equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank, ING Belgium, Postbank, Nationale-Nederlanden and third party distributors. ING IM is also responsible for managing the treasury activities of ING Insurance.

With ING Investment Management Europe integrated into the regional Executive Centre Europe as of January 1, 2003, we set up a functional Global ING Investment Management Board to preserve the efficiency of a global manufacturing platform and to ensure global consistency of the investment strategies adopted in each region.

During 2003, ING Group sold its Italian retail operation (including its Italian mutual fund range) to Unicredito. ING IM will however remain active in Italy managing institutional mandates and selling its Luxembourg mutual fund range through third party distributors.

ING IM Europe also experienced both net inflow (EUR 2.0 billion) and positive revaluation (EUR 4.9 billion) in 2003 due to moderately improving market conditions. Both contributed to total assets under management increasing by 6.3% to EUR 110.8 billion.

The investment portfolios of ING Group companies managed by ING IM Europe increased by 11.3% to EUR 41.1 billion in 2003. Assets under management of ING IM on behalf of institutional clients increased by 7.6% to EUR 33.2 billion. The portfolios managed on behalf of institutional clients consist of fixed income securities (approximately 65.5%) and equities (approximately 34.5%). Assets in investment funds managed by ING IM amounted to EUR 36.6 billion, compared to EUR 36.5 billion as of the end of 2002.

ING DIRECT

Financial Results

The strategy of ING Direct is to be a low-cost provider of financial services by achieving scale in large mature markets by offering the clients best value for their money and excellent service via call centres, direct mail and the internet. ING Direct uses a high-rate, no-fee, no-minimum savings account as the entry product. Upon reaching the necessary minimum scale, ING Direct complements the savings account by cross selling a focused range of other wealth accumulation products such as mortgages, mutual funds, e-brokerage, pensions and life insurance. After the savings products, mortgages are the most important product. ING Direct’s primary distribution channels are the call centre and the internet. The call centre is the pulse of the business for ING Direct. The internet and the Intelligent Voice Response (IVR) are two other main channels and they process an increasing number of transactions. On average, 45% of the account openings are activated via the internet and more than 70% of the incoming contacts with existing clients are fully automated (IVR or the internet). ING Direct cafés and co-operation with intermediaries and tied agents from sister companies and third parties form a third supplementary channel. ING Direct makes use of intermediary networks to sell more complex products. In the course of 2003, five business units (Canada, Australia, Spain, Germany and the United States) contributed to the Group’s profit. We expect the youngest operations in France and Italy will break even in the course of 2004, although our operation in the United Kingdom, which started in May 2003, is expected to continue operating at a loss.

Growth and other developments

Due to overall commercial success in the business units, ING Direct almost doubled its size in 2003, based on total funds entrusted (deposits). In each of its markets, ING Direct has achieved a leading position in the direct banking segment. In addition, it has achieved a top-ten position based on savings balances in four of its markets.

Due in part, to the ongoing momentum and heavy usage of the internet and the shift to favorable savings market conditions, approximately 3.5 million new clients joined ING Direct in 2003 to bring the total to more than 8.5 million clients. The total of funds entrusted increased by EUR 44 billion to EUR 99 billion. Brand awareness developed strongly in all countries and acquisition costs declined from an average of EUR 140 per new account to an average of EUR 92 per new account, due in part to cost-effective marketing. In total, ING Direct reached profitability in the fourth quarter of 2002, and made a profit of EUR 151 million (before-tax) for 2003.

	Total clients		Total funds entrusted
	Year-end	Year-end	Year-end	Year-end
	2003	2002	2003	2002
	(in thousands)		(in billions of EUR)
Canada	905	684	7.0	5.1
Germany	3,735	1,894	38.1	20.3
Spain	753	610	7.9	6.0
Australia	719	475	6.9	4.1
France	339	270	7.6	6.3
USA	1,399	864	12.8	8.9
UK	305		11.5
Italy	379	244	7.6	4.5

Total	8,534	5,041	99.4	55.2

Expanding market positions

ING Direct UK was launched in May 2003. The launch was accompanied by a strong media offensive. The growth-rate of ING Direct UK has been high. In nearly 8 months ING Direct UK has reached a level of over EUR 11 billion funds entrusted. This makes ING Direct UK the fastest growing bank in the UK ever.

In the beginning of 2003, ING announced that it signed a letter of intent with Fineco/Capitalia of Italy to acquire Entrium, Germany’s second largest direct bank. The closing of this acquisition took place in July 2003. Also in July 2003, ING acquired the remaining 30% of the shares in DiBa (Germany) from BGAG. This way, ING owns all shares in DiBa In January 2003, ING Direct USA extended its market to include California.

Outlook

ING Direct will continue to focus on growing all of its business units to reach the necessary scale in savings, and bringing all of the business units to profitability. Although competition in all markets remains fierce, ING Direct expects to increase its profit in 2004, after including start-up losses of newer business units, if any.

OTHER ASSET MANAGEMENT

Beginning January 1, 2003, the activities of ING Investment Management were reorganized along regional lines and have been integrated into each of the regional Executive Centers in the Americas, Asia/Pacific and Europe. As a consequence, the financial results of ING Investment Management activities are now reported within these Executive Centers, and the Executive Center Asset Management no longer functions as a separate global profit center. The other business units of the former Executive Center ING Asset Management continue to report to the Executive Board member responsible for asset management.

In 2003, Other Asset Management comprised of the following five business units:

•	ING Real Estate

•	Baring Asset Management

•	ING Trust

•	Parcom Ventures

•	Baring Private Equity Partners

In 2003, Other Asset Management had an average of 3,022 employees, based on full-time equivalents.

ING Real Estate

ING Group’s real estate activities are conducted through ING Real Estate. With a portfolio of more than EUR 42 billion at the end of 2003, ING Real Estate is ranked as one of the three largest real estate companies in the world with offices in Europe, the United States, Asia and Australia. ING Real Estate operates as an investment manager, developer and financier. Its primary aim is to make maximum use of the global expertise in the creation of valuable products. Despite the softening of the real-estate markets, the 2003 results exceeded expectations.

Investment management activities are carried out for institutional investors who want to diversify their property investments. As an investment manager ING Real Estate launched new funds in 2003, such as the ING Clarion Real Estate Income Fund and the ING Retail Property Fund France Belgium. In 2003, the Investment Management portfolio increased by 7% to EUR 26.3 billion.

ING Real Estate Development covers the development of shopping centres, offices and residential units in response to market demand. It also continued creating value through numerous real estate projects around the world like: Liget Park Atrium (Hungary), Zloty Tarasy (Poland), New York Times Tower (USA), and the Haarlem Court House (The Netherlands). As of the end of 2003, the global real estate development portfolio amounted to EUR 2.0 billion.

Finance offers a wide range of products from mortgages, project finance, construction finance and leasing arrangements to syndicated loans. The Finance activities made a considerable contribution to ING Real Estate’s result with significant portfolio growth. Another remarkable milestone was the establishment of a syndication desk. This was made possible thanks to the increasing demand for large transactions to be syndicated among other players..

Baring Asset Management

Baring Asset Management (BAM) provides a diversified spectrum of investment management services to a variety of institutional and private clients. It manages equity, fixed-interest and balanced portfolios for world-wide clients. BAMs’ business is structured into two business lines: Investment Management Group and Financial Services Group, which accounted for 54% and 46%, respectively, of its total revenues in 2003.

In mid-2003 the investment management business of BAM implemented a new strategy and structure in response to the fundamental changes that are taking place in the industry. BAM changed from a market-driven company to an investment product-oriented company and has focussed successfully on strengthening the relationship between the investor and the client.

During 2003 the management structure of the BAM Financial Services Group was re-organized along functional lines based around the three main businesses of fund administration, offshore banking and custody, and trustee services. This has enabled the businesses to differentiate themselves, be more responsive and adaptable to client needs and create a greater focus on sales and business development.

ING Trust

ING Trust specializes in trustee services and the formation and management of offshore companies used for, among other things, tax planning, estate planning and asset protection. ING Trust is a leading player in the Dutch market for offshore trust services, serving both corporate and private clients. Throughout 2003, ING Trust focused on the implementation of new risk and compliance rules and on strengthening the relationship with the advisors of clients.

Parcom Ventures and Baring Private Equity Partners

Parcom, ING’s captive private-equity unit in the Netherlands, showed good sales results in 2003 despite the difficult circumstances in the venture-capital markets. The last quarter showed a noticeable improvement. The size of the portfolio amounted to EUR 488 million. The 2003 profit contribution was quite satisfactory and Parcom comfortably meets ING’s profit targets. Parcom will continue to focus on mid-corporate buy-outs in Europe.

In 2003 ING reached an agreement in principle with Baring Private Equity Partners (BPEP) for a management buy-out. While ING continues to regard private equity as an attractive asset class to invest in, this agreement is in line with ING’s strategy to focus on its core business. ING will not relinquish its current investments in the existing funds of BPEP.

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

ING Americas’ combined insurance operations place it among the top ten life insurers in the United States in terms of life and annuity premiums. ING Americas’ total assets under management at the end of 2003 amounted to EUR 167 billion. ING Americas ranks as the number one international insurer in Latin America and is the largest property and casualty writer in Canada.

The following sets forth premium income for the operations in the United States, Canada, and Latin America by product for the years indicated:

	Year ended December 31
	2003	2002	2001
	(EUR millions)
UNITED STATES
Individual Life Insurance	2,109	2,635	2,593
Fixed Annuity	1,407	4,909	3,272
Variable Annuity	4,051	4,284	4,841
Retirement Services	7,591	8,594	8,571
Group Insurance	677	787	804

US Financial Services (Total)	15,835	21,209	20,081
Reinsurance	1,199	935	1,447
Institutional Markets (GICs)	4,327	5,468	7,190

US Institutional Business (Total)	5,526	6,403	8,637
Other	9	18	—
Non-life premiums	624	720	407

Total	21,994	28,350	29,125

CANADA
Non-life premiums	2,164	2,094	1,583
LATIN AMERICA
Life premiums	466	746	739
Non-life premiums	1,872	2,547	1,562

Total	2,338	3,293	2,301

A low interest environment and continued focus on sound pricing resulted in substantially lower fixed annuity premiums. The strengthening of the Euro versus other currencies substantially impacted gross written premiums. Excluding currency impact, United States premiums declined only 7% in 2003, whereas Canada increased 11% and Latin America declined 7% compared to 2002.

UNITED STATES

Through its US business operations, EC ING Americas offers a wide range of products that include traditional life, variable universal life, interest sensitive life, universal life, group life, stop loss, guaranteed investment products, variable annuities, mutual funds, fixed annuities and defined contribution products that meet the requirements of 401(k), 403(b) and 457 plans. Distribution channels include independent producers, career agents, broker dealers and financial institutions.

The ING U.S. organization is engaged in a multi-year action to rationalize its structure by reducing the numbers of legal entities to better integrate core operations. While the bulk of these consolidation activities has been accomplished, rationalization efforts are expected to continue beyond the end of 2004.

At December 31, 2003, insurance company subsidiaries doing business under ING America Insurance Holdings, Inc., our U.S. insurance holding company, include the following: ING Life

Insurance and Annuity Company, ING Insurance Company of America, Security Life of Denver Insurance Company, Equitable Life Insurance Company of Iowa, USG Annuity & Life Company, United Life & Annuity Insurance Company, Life Insurance Company of Georgia, Southland Life Insurance Company, Golden American Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York.

On January 1, 2004, Equitable Life Insurance Company of Iowa, USG Annuity & Life Company and United Life & Annuity Insurance Company merged with and into Golden American Life Insurance Company, which changed its name to ING USA Annuity and Life Insurance Company. Other non-insurance entities include ING Investment Management LLC, Investors Financial Group LLC, Lion Connecticut Holdings, Inc., ING International, Inc., and Multi-Financial Securities Corporation.

ING has a long history in the United States, and is committed to further strengthening its existing US operations and optimizing their performance. Although they are in the process of consolidating the US life and non-life markets remain highly fragmented and subject to intense competition as clients move towards investment, savings, and pure risk products. Increasing bank participation in the insurance market will also intensify competition. Retail business units in the US have been organized with either a manufacturing or distribution focus to support the offering of the entire breadth of ING products to ING’s target markets, through the distribution channel of their choice.

In 2003, ING Americas operated in the United States in three business segments: US Financial Services (which includes both retail-oriented businesses and worksite financial services), US Institutional Businesses, and ING Investment Management. The activities of each segment are described below. Reorganization of the businesses will be implemented in 2004 to develop a better focus on the discrete needs of both retail and institutional customers.

United States Financial Services

ING US Financial Services (“USFS”), comprised of six primary lines of business (Individual Life Insurance, Annuities, Retirement Services which includes Defined Contribution Pensions and Rollover/Payout business, Group Insurance, Mutual Funds and ING Advisors Network), provides a wide variety of financial products and services to individuals both on a retail basis and through their employers. An extensive distribution network, Internet, a Voice Response Unit (VRU) and customer service representatives support products and services. The primary customer target market is the mass affluent segment.

USFS markets a complete range of individual insurance and investment products including variable universal life, universal life, and term insurance, fixed and variable annuities and mutual funds. Group insurance and employee benefit-related products and services are also offered, which include group life and disability insurance, dental and vision plans, defined contribution retirement plans, tax-sheltered annuities, voluntary employee-paid products and stop-loss coverage. Products focused on the corporate-owned insurance markets are also available. Additionally, USFS offers financial services such as financial planning, investment advisory services, pension plan administrative services and trust services primarily through the 10,000 financial professionals affiliated with the wholly owned broker-dealers in ING Advisors Network.

The focus of USFS is to market wealth accumulation, income and protection products via product-focused wholesaling forces, which in turn service distribution channels such as independent and career insurance agents, banks and broker/dealers. Approximately 280 internal and external wholesalers market individual insurance and investment products to more than 200,000 financial and investment advisors throughout the United States. Approximately 80 wholesalers market defined contribution retirement plan products in the small case corporate, health, education and government markets. Group Insurance and employee benefit-related products are sold primarily to medium-sized businesses by an 88 person wholesaling team through both major brokerage operations and via direct sales to employers.

ING US Institutional Businesses

ING US Institutional Businesses (USIB) focus on providing products to institutional customers in two areas, reinsurance, through ING Re, and principal protection products, through ING Institutional Markets.

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

ING Investment Management

As of 2003, ING Investment Management Americas became part of EC ING Americas in order to better align investment manufacturing and distribution on a regional level. ING Investment Management Americas was formed in 2002 from a combination of ING’s existing investment management operations in the United States, Canada, Mexico, and Chile with those of ING Aeltus Investment Management in Hartford, Connecticut, ING Furman Selz Asset Management based primarily in New York, and ING Funds investment operations in New York and Scottsdale, Arizona.

IIM Americas is comprised of five primary business lines: Proprietary Assets, Mutual Funds, Institutional Portfolios, Alternative Assets, and Managed Accounts. IIM’s assets are managed in a wide range of investment styles and portfolios including: domestic and international equity funds across the value, blend and growth universes as well as the small, mid and large capitalization spectrum; domestic and international fixed income funds across the major bond sectors; balanced portfolios; real estate and private equity.

IIM manages Proprietary Assets for ING Americas insurance entities, investing in a diverse mix of public fixed income, private placements, structured products and commercial mortgages. IIM’s third party products are distributed through proprietary, affiliated and outside distribution channels. Its mutual funds are distributed primarily through ING USFS products (including worksite retirement products, individual annuity products, and life insurance products), through ING and third party financial intermediaries, and through ING’s internet bank, ING Direct.

IIM’s institutional funds primarily serve the defined benefit market and are distributed directly to pension plans and through consultants by IIM’s dedicated institutional sales force. IIM Americas’ institutional funds are also distributed through affiliated ING distribution channels in Europe and Asia/Pacific.

IIM’s Alternative products are targeted to high net worth individuals and institutional investors. These products include single strategy hedge funds, hedge fund of funds, private equity, and structured products and are distributed primarily through proprietary distribution channels. IIM’s managed account business serves almost 40,000 high net worth customers by offering individually managed portfolios through financial intermediaries.

IIM Americas’ business strategy is to further leverage the powerful distribution existing in ING’s affiliate businesses and expand the model of maximizing the number of distribution channels for a given investment product or capability.

CANADA

ING Americas’ business strategy for Canada is centered around risk management expertise delivered through strong manufacturing and distribution capabilities. In addition, a wealth management capability supports the distribution network.

ING Canada is the No. 1 insurer in the Canadian property and casualty market with a market share in excess of 10%. The total volume of direct written premiums in 2003 was EUR 2.2 billion representing an 11% increase over the prior year (all organically).

ING markets property and casualty insurance products through multiple distribution channels, including brokers, affinity programs as well as direct to the customer. This multiple-channel strategy reaches a broad cross-section of personal lines customers. In the commercial market, business is conducted through brokers, and customers are primarily small and medium size businesses. Commercial specialty lines products, such as marine, surety and other niche products are also offered.

ING Insurance Company of Canada, capitalizing on the brand strength in Canada, as well as ING’s global brand positioning, serves brokers and their customers across Canada; while ING Novex offers personal lines insurance to groups throughout Canada.

ING Canada markets P&C insurance directly to customers through BELAIRdirect. Its products are marketed and sold mainly through the Internet and by phone through call-centers in Quebec and Ontario.

ING Advisor Network division operates with a mandate to further strengthen the financial services network across the country. This division is dedicated to support broker partners in building financial services capabilities within their brokerages.

In addition to insurance operations, ING Canada also has a mutual fund operation, ING Funds, and a registered mutual fund dealer, ING Wealth Management. The team’s focus is to deliver packaged financial solutions to our brokers of the Advisor Network.

ING Canada has a customer base of over 3.6 million.

LATIN AMERICA

ING Americas seeks to be a leading player in emerging and other selected markets outside North America that have the potential for attractive long-term returns. Therefore, ING Americas, through subsidiaries and joint venture affiliates, sells life insurance, health insurance, pensions, property and casualty insurance, and financial services products in selected markets in strategic Latin American countries. Activities are focused on the countries of Brazil, Chile and Mexico. ING also has a presence in the AFP (privatized pension) and annuities market in Peru. The evaluation of non-strategic activities for divestment will continue throughout the Latin American operations.

Mexico

ING Americas’ current presence in Mexico consists of the largest insurance company, ING Comercial America (“ING CA”) and ING Comerical America Afore, a top five pension companies. ING CA is the market leader in the Mexican insurance industry with premium income of EUR 1.9 billion on an annual basis. ING CA has its strongest market positions in autos (#1), commercial property & casualty business (#1) and health insurance (#2). The growth focus will be on personal lines with the emphasis on life and wealth accumulation products.

ING Comercial America Afore, a privatized pension savings fund business started in 1997, has more than 2.7 million clients and AUM exceeding EUR 2.6 billion.

In 2003, ING sold its 49% interest in the Mexican bancassurance joint venture Seguros Bital to HSBC.

Argentina

Since 1996, ING has had a life insurance operation in Argentina that sold primarily unit-linked individual life insurance products through a sales force of tied agents. ING Argentina is experiencing an economic environment that was not envisaged when the Board approved the business plan justifying the original Argentinean investment. Through aggressive management actions the financial risks of the insurance operations have been limited. On February 17, 2004 ING announced that it made a decision to close ING Insurance in Argentina, and as a result ING Insurance Argentina is closing its branch offices throughout the country.

Chile

ING Americas has gained scale to become a leading financial services group in Chile with the #1 market ranking for life premiums and the #2 ranking for health premiums. 2003 total revenues (premium income and asset management fees) in Chile were EUR 611 million and assets under management were EUR 6.6 billion.

Brazil

ING obtained a 49% share in the health insurance subsidiary of Sul America, SulAet, with the acquisition in 2000 of Aetna International. In 2002, ING expanded this relationship and acquired 49% in Sul America, positioning ING at the forefront in the largest South American insurance market. As well as the #1 ranking health line, products now include life and personal accident, pension, auto, other P&C, and fund management activities. A co-branding project was launched in 2003.

Peru

ING has a 60% stake in AFP Integra, the leading private pension fund in Peru with EUR 1.6 billion in assets under management. ING also has a minority stake in InVita Life, which offers life, survivor and disability insurance, as well as annuities. Non-life interests were divested in 2002.

Netherlands Antilles and Aruba

ING completed the sale of its life, non-life and health operations in the Netherlands Antilles and Aruba (ING Fatum), with approval of the Central bank of the Netherlands Antilles, in early 2003.

ING ASIA/PACIFIC

	Year ended December 31
	2003	2002	2001
	(EUR Millions)
Total operating income	8,511	8,826	7,501
Operating result before taxation	453	603	304

The Executive Centre (EC) ING Asia/Pacific is responsible for primarily retail strategies in delivering insurance and wealth management product lines in the key markets of Taiwan, Hong Kong, Australia/New Zealand, Japan, Korea and Malaysia, while further developing greenfields in China, India and Thailand.

A regional office in Hong Kong supports all business units in the region, ensures implementation of strategy and standards, encourages synergy both regionally and globally, and produces regional management reports to headquarters in Amsterdam.

With the exception of Japan and Australia, ING distribution in the region has been dominated by tied or career agents, but this is changing with the growth of independent agents, financial planners, and bancassurance, together with e-business, which is making inroads in terms of both direct customer access and supporting intermediary channels.

Market positioning has been strengthened in several countries through joint ventures. In Australia and New Zealand, the life insurance and funds management joint venture with ANZ is tracking according to plan. The Life Joint Venture with Beijing Capital Group started business in Dalian at the beginning of 2003 The Shanghai joint venture received approval to open a new branch in Guangzhou. Further we have begun bancassurance sales with Kookmin Bank in South Korea.

Australia and New Zealand

ING has two large joint ventures in Australia. ING Australia (the life and wealth management joint venture with ANZ) ranks No. 4 in the life business and No. 5 in the wealth management business). QBE Mercantile Mutual (the non-life joint venture with QBE) ranks No. 6 in the non-life industry. ING Australia continues to focus on leveraging its reach and scale to generate profitable growth by lowering operational cost ratios, enhancing product platforms, and growing ANZ distribution capacity and production via aligned distribution in multiple channels. QBE Mercantile Mutual distributes a range of general insurance products through professional general insurance intermediaries. In New Zealand, ING acquired the life insurer, Club Life in 2003.

Taiwan

Taiwan remains one of the most important markets for ING in the Asia Pacific region. ING’s businesses in Taiwan include the No. 4 ranked life insurer, ING Antai, and a mutual fund joint venture with Chang Hwa Bank. Career life agents are the main distribution channel, although bancassurance has grown in prominence. Priorities for the life business include the introduction of innovative products with appropriate pricing, and the management of health products in order to reduce risk and improve profitability. Managing the low interest rate environment and improving investment performance within the investment mandate are also critical.

Hong Kong

ING’s Hong Kong strategies focus on growing market position, besides developing alternative channels like bancassurance and financial planning to accelerate growth for the life business. In particular, ING has deepened its relationships with regional banks with sales support and training to enhance operating efficiency and quality of sales. The non-life business aims to maximize synergy and cross sell opportunities with other ING businesses operating in Hong Kong. The pension business will seek to continue to reduce costs through various initiatives.

China

The life insurance joint venture (PALIC) in Shanghai with China Pacific Insurance Company now ranks No. 7 in new business premium and fourth in terms of agency sales. It continues to focus on improving agency productivity and developing alternative distribution channels such as bancassurance. The Dalian life insurance joint venture (ICLIC) started operations in December 2002 and now ranks No. 5 in Dalian. The fund management joint venture China Merchant Funds launched China’s first open ended fund and first money market fund during 2003, raising in total over EUR 500 million.

South Korea

ING Life Korea is one of the fastest growing international companies in the country. In 2003 ING Life Korea was ranked No. 5 by total premium. Life premium grew rapidly through the traditional tied agency distribution channel and bancassurance activities with Kookmin Bank during 2003. To further strengthen this position, ING’s priorities in 2004 include deepening bancassurance distribution and broadening the agency pool. The extended strategic investment agreement with Kookmin Bank provides expanded distribution for life insurance and asset management products. ING’s 20% owned investment trust joint venture with Kookmin Bank ended the year with assets under management of over EUR 6.8 billion.

Japan

In Japan, ING plans to maintain its leadership positions in the Corporate Owned Life Insurance (COLI) segment and the Single Premium Variable Annuity (SPVA) segment. ING ranks No. 3 in the SPVA segment. ING will continue to be a producer for independent agents and banks. Important new distribution alliances with four mega banks have been successfully launched, and the product range will be broadened. The pension joint venture with Principal Financial Group (USA), which focuses on small and medium-sized companies, markets a comprehensive range of products related to defined contribution pensions. The pensions joint venture is the No. 7 ranked corporate defined contribution pension plan provider in Japan. ING will support pensions and SPVA business by continuing to build its asset management proprietary funds capability.

Malaysia

In Malaysia, ING ranks No. 4 in terms of life new business with a 10% market share and, in 2003, became the No. 1 provider of employee benefits. In 2004 we expect to broaden our product range, improve operational efficiency and expense performance to drive profitability. Pension deregulation will permit pension products to be added. ING Malaysia has rebranded itself successfully from Aetna to ING leading to increased awareness of the ING brand.

India

In 2003, ING Vysya Life Insurance in India now is focusing on developing a large, professional tied agency force, expanded its product portfolio and bancassurance sales models for life and mutual fund products are also being developed. ING Vysya Bank, where ING owns a significant minority shareholding, continues to focus on enhancing its retail banking and distribution capabilities for third party retail products and improving its portfolio of corporate lending by leveraging on the ING Group connections

Thailand

In Thailand, ING’s main focus is on growing and enhancing the productivity of the traditional tied agency force, and meeting the sales targets of the accelerated life greenfield business plan. The sales mix has been rationalized to achieve higher profitability. Bancassurance opportunities are also being actively pursued to diversify distribution.

Indonesia

The life business conducted by ING in Indonesia was divested in 2003.

THE FOLLOWING TABLE SETS FORTH OUR PRINCIPAL GROUP COMPANIES:
Unless otherwise stated our participating interest is 100%, or almost 100%

COMPANIES TREATED AS PART OF THE INSURANCE OPERATIONS

The Netherlands
ING Verzekeringen N.V.	The Hague
ING Vastgoed Belegging B.V.	The Hague
N.V. Nationale Borg-Maatschappij	Amsterdam
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	Rotterdam
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Hague
Nationale-Nederlanden Zorgverzekering N.V.	The Hague
Parcom Ventures B.V.	Utrecht
Postbank Levensverzekering N.V.	The Hague
Postbank Schadeverzekering N.V.	The Hague
RVS Levensverzekering N.V.	Rotterdam
RVS Schadeverzekering N.V.	Ede
Movir N.V.	Nieuwegein

Belgium
ING Insurance N.V.	Antwerp

Rest of Europe
Nationale-Nederlanden Poist’ovna A.S.	Bratislava, Slovakia
Nationale-Nederlanden Life Insurance Company Poland	Warsaw, Poland
NN Pension Fund Poland	Warsaw, Poland
ING Nederlanden Asigurari de Viata S.A.	Bucharest, Romania
NN Life Insurance Company S.A.	Athens, Greece
NN Greek General Insurance Company S.A.	Athens, Greece
ING Magyarországi Biztosító Rt.	Budapest, Hungary
NN Vida, Compañia de Seguros y Reasuguros S.A.	Madrid, Spain
NN Generales Compañia de Seguros y Reasuguros S.A.	Madrid, Spain

North America
Belair Insurance Company Inc.	Montreal, Quebec, Canada
ING Insurance Company of Canada	Toronto, Ontario, Canada
ING Novex Insurance Company of Canada	Toronto, Ontario, Canada
ING Western Union Insurance Company	Calgary, Alberta, Canada
The Nordic Insurance Company of Canada	Toronto, Ontario, Canada
Equitable of Iowa Life Insurance Company	Des Moines, Iowa, U.S.A.
Golden American Life Insurance Company	Wilmington, Delaware, U.S.A.
ING America Insurance Holdings, Inc.	Wilmington, Delaware, U.S.A.
ING International Insurance Holdings, Inc.	Hartford, Connecticut, U.S.A.
ING Life Insurance and Annuity Company	Hartford, Connecticut, U.S.A.
ING North America Insurance Corporation	Atlanta, Georgia, U.S.A.
Life Insurance Company of Georgia	Atlanta, Georgia, U.S.A.
Lion Connecticut Holdings Inc.	Hartford, Connecticut, U.S.A.
ReliaStar Life Insurance Company	Minneapolis, Minnesota, U.S.A
ReliaStar Life Insurance Company of New York	Woodbury, New York, U.S.A
Security Life of Denver Insurance Company	Denver, Colorado, U.S.A.
Southland Life Insurance Company	Atlanta, Georgia, U.S.A.
United Life & Annuity Insurance Company	Des Moines, Iowa, U.S.A.
USG Annuity & Life Company	Oklahoma City, Oklahoma, U.S.A.

Latin America
GBM Atlantico	Mexico City, Mexico
ING Seguros, S.A. de C.V.	Mexico City, Mexico

Pensiones Bital, S.A.	Mexico City, Mexico
ING Seguros de Vida S.A.	Santiago, Chile

Asia
ING Life Insurance Company Ltd.	Tokyo, Japan
ING Life Insurance Company, Korea, Ltd. (80%)	Seoul, South Korea
ING Antai Life Insurance Company	Taipei, Taiwan
ING Life Insurance Malaysia	Kuala Lumpur, Malaysia

Australia
ING Australia Limited*	Sydney, Australia
ING Australia Pty. Ltd.	Sydney, Australia

Reinsurance companies
ING Re (Netherlands) N.V.	The Hague, the Netherlands

Branches

In addition, ING Insurance and its subsidiaries have offices in Brazil, China, Czech Republic, India, Luxembourg

* including ANZ (51%)

COMPANIES TREATED AS PART OF THE BANKING OPERATIONS

The Netherlands
ING Bank N.V.	Amsterdam
Bank Mendes Gans N.V. (97.79%)	Amsterdam
CenE Bankiers N.V.	Utrecht
ING Car Lease Nederland B.V.	‘s-Hertogenbosch
ING Bank Corporate Investments B.V.	Amsterdam
ING Trust (Nederland) B.V.	Amsterdam
ING Vastgoed B B.V.	The Hague
ING Vastgoed Ontwikkeling B.V.	The Hague
InterAdvies N.V.	Amsterdam
Nationale-Nederlanden Financiële Diensten B.V.	Amsterdam
N.V. Nationale Volksbank (NVB)	Amsterdam
NMB-Heller Holding N.V. (50%)*	Amsterdam
Postbank N.V.	Amsterdam
Postbank Groen N.V.	Amsterdam
Postkantoren B.V. (50%)	Groningen
Stichting Regio Bank	Amsterdam
Wijkertunnel Beheer II B.V.	Amsterdam

Belgium
ING België N.V.	Brussels

Rest of Europe
Bank Slaski S.A. (87.8%)	Katowice, Poland
Baring Asset Management Holdings Ltd.	London, United Kingdom
ING BHF-BANK A.G.	Frankfurt, Germany
Allgemeine Deutsche Direktbank	Frankfurt, Germany

North America
Furman Selz Holding LLC	New York, NY, U.S.A.
ING Financial Holdings Corporation	New York, NY, U.S.A.
ING Bank of Canada	Toronto, Ontario, Canada

Latin America
ING Sociedad De Bolsa (Argentina) S.A.	Buenos Aires, Argentina
ING Trust (Antilles) N.V.	Curaçao, Netherlands Antilles
Middenbank Curaçao N.V.	Curaçao, Netherlands Antilles

Australia
ING Bank (Australia) Ltd.	Sydney, Australia

Asia
ING Baring Securities (Japan) Ltd.	Tokyo, Japan
ING Capital Markets (Hong Kong) Ltd.	Hong Kong, China
ING Futures & Options (Hong Kong) Ltd.	Hong Kong, China
ING Merchant Bank (Singapore) Ltd.	Singapore, Singapore
ING Vysya Bank Ltd. (44%)	Bangalore, India

Other
ING Direct N.V.	Canada, Germany, Spain,
Australia, France, USA, Italy, UK

Branches

ING Bank N.V. has offices in most of the major financial centres, including London, Frankfurt, Hong Kong and Tokyo. In addition, ING Bank and/or ING België N.V. have offices in Asunción, Bangkok, Bratislava, Bucharest, Buenos Aires, Curaçao, Dublin, Havana, Istanbul, Lima, Madrid, Manila, Milan, Paris, Prague, São Paulo, Seoul, Shanghai, Singapore, Sofia, Taipei and Vienna among others.

* Proportionally consolidated

REGULATION AND SUPERVISION

The insurance, banking and asset management business of ING are subject to detailed comprehensive regulation in all the jurisdictions in which ING does business. This regulation is based in a large part on European Union (“EU”) directives, discussed more fully below. These directives have a significant impact on the regulation of the insurance, banking, asset management and broker dealer businesses in the EU.

A group of companies in the EU may be engaged in both insurance and banking, although direct mergers between banking and insurance companies are not permitted.

On December 16, 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

•	ensure that a financial conglomerate has adequate capital;

•	introduce methods for calculating a conglomerate’s overall solvency position;

•	deal with the issues of intra-group transactions, exposure to risk and the suitability and professionalism of management at financial conglomerate level; and

•	prevent situations in which the same capital is used simultaneously as a buffer against risk in two or more

•	entities which are members of the same financial conglomerate (“double gearing”) and where a parent issues debt and downstreams the proceeds as equity to its regulated subsidiaries (“excessive leveraging”).

Member States have to adopt the provisions of this directive to the supervision of accounts for the financial year beginning on January 1, 2005. ING does not expect this directive to have a material impact on its business or on its capital requirements or solvency position, as it already complies with comparable national legislation.

ING Groep N.V. and its subsidiaries are in compliance in all material respects with the applicable banking and insurance regulations and capitalization and capital base requirements of each applicable jurisdiction.

INSURANCE

ING Europe

Insurance companies in the EU are subject to supervision and regulation by insurance regulatory authorities. carrying out prudential and conduct of business supervision.

The relevant national regulation is based on the 1992 EU Insurance Directives. These are founded on the “home country control” principle, according to which the ongoing regulation of insurance companies, including their foreign insurance operations, is the responsibility of the home country insurance regulatory authority. The home country insurance regulatory authority monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through foreign branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the other EU member-states.

In The Netherlands, the home country insurance regulatory authority is the Pensions and Insurance Supervisory Authority, who ensures that the insurers and pension funds that operate in the Netherlands are and remain financially sound. In Belgium, our insurance operations are supervised by the Banking, Finance and Insurance Commission, created as a result of the integration of the Insurance Supervisory Authority (ISA) and the Banking and Finance Commission (CBFA) and who since 1 January 2004 is the single supervisory authority for the Belgian financial sector. In other European Union countries our insurance operations are subject to regulation by similar regulatory authorities.

ING Insurance’s life and non-life subsidiaries in the EU are required to file detailed annual reports with their home country insurance regulatory authority. These reports are audited by ING Insurance’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. The authorization granted by the insurance regulatory authority stipulates the class or classes of business that an insurer may write, and is required for every proposed new class of business. In addition, the home country insurance regulatory authority may require an insurer to submit any other information it requests and may conduct an audit at any time.

On the basis of the EU-directives, European life insurance companies are required to maintain at least a shareholders’ equity level of generally 4% of insurance reserves (1% of separate account reserves) plus 0.3% of the amount at risk under insurance policies. The required shareholders’ equity level for Dutch non-life insurers is the greater of two calculations: one based on premiums and the other on claims. The former is based on 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims. As of December 31, 2003, the capital base, being EUR 7.2 billion of ING Group’s Dutch insurance subsidiaries substantially exceeded the minimum standards amounting to EUR 2.9 billion, resulting in a surplus of EUR 4.3 billion.

In 1998, the directive of the European Parliament and Council on the supplementary supervision of the insurance undertakings in an insurance group was adopted. The directive enables the insurance regulatory authorities involved to form a more sound judgement on the financial situation of insurance undertakings that are part of a group, in order to provide additional safety to policyholders. Furthermore, the directive aims to prevent distortion of competition and contribute to the safety of the financial markets. 2002 has been the first financial year in which was reported according to this directive.

The supervision of our significant insurance businesses outside the EU is described below.

ING Americas

ING Group’s United States insurance subsidiaries are subject to regulation and supervision in the individual states in which they operate. Supervisory agencies in various states have broad powers to grant or revoke licenses to transact business, regulate trade practices, license agents, approve policy forms and certain premium rates, set standards of capital base and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type and amount of investments permitted. Insurance companies are subject to a mandatory annual audit of their statutory basis financial statements by an independent certified public accounting firm and an insurance department examination approximately every three to five years.

Insurers, including the companies comprising ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines. These guidelines provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should have for regulatory purposes, taking into account the risk characteristics of the company’s investments and products. The RBC ratio of an insurance company will vary over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by regulators. The RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2003.

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

Our insurance businesses in Canada are federal companies incorporated pursuant to the Canada Business Corporations Act. The various provincial statutes are almost identical. The law of Quebec, which is based on a Civil Code (modeled on the Napoleonic Code of France), varies in form from that of the other provinces. There are few significant differences between provinces in the administration of the insurance statutes. Ontario has case law that makes insurers absolutely liable for the actions of their agents, even if that agent is acting outside the scope of his or her appointment. The only defense available to the insurer is one of fraud. Due diligence may be pleaded; however, unless the insurer can prove that its standards of education, monitoring and auditing of agents are of the highest level, the insurer will be held responsible for the agents’ action. Quebec also has a statute that similarly makes the insurer responsible for the acts of its agents. As for mutual funds and other investment products, the various provincial statutes are almost identical and the rules are almost identical to the U.S. rules in this regard.

ING Asia/Pacific

Significant changes have taken place in the Japanese financial sector prompted by deregulation and the turmoil caused by the prolonged economic recession. The Financial Services Agency (“FSA”) was established on July 1, 2000, by the integration of the Financial Supervisory Agency and the Financial System Planning Bureau of the Ministry of Finance.

New products, revision of existing products and changes in policy provisions require approval by the FSA. Cabinet Office and FSA ordinances stipulate the types of assets in which an insurance company can invest. In addition, ordinances limit the proportion of assets that an insurance company may invest in certain categories of investments. The Insurance Business Law further requires that an insurance company set aside a liability reserve for each policyholder every business period to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. An insurance company shall appoint a corporate actuary at a meeting of the board of directors and have such a corporate actuary be involved in the method of calculating premiums and other actuarial matters. An external audit is required for all insurers. The auditors must report on whether the balance sheet and income statements show fairly the status of the insurer’s assets and liabilities in conformity with relevant laws, Cabinet Office or FSA ordinances and the insurer’s articles of incorporation. In addition to the external audit, the statutory corporate auditors must be elected to examine whether there have been any serious violations of the law, relevant FSA ordinances or the insurer’s articles of incorporation by the insurer’s directors. The statutory corporate auditors are also responsible for accounting matters, depending on the results produced from the external audit and are required to draw up a report covering financial and non-financial issues, which is included in the annual report to shareholders.

ING Group’s Korean insurance subsidiaries, are subject to regulation and supervision of the Financial Supervisory Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). A second body, the Korean Life Insurance Association advises the Ministry of Finance and Economy on policies and systems related to life insurance such as the Insurance Business Act. In August 2002, the Insurance Business Act was revised to deregulate the insurance industry and to increase competition. The FSC announced a plan also aimed at increased competition in the domestic financial sector, to be implemented in three phases as of 2003.

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

BANKING

ING Europe

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements (BIS) develops international capital adequacy guidelines based on the relationship between a bank’s capital and its credit risks. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the “Basel guidelines”), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonizing the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community. In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988.

Since then the proposals of the consultative paper of the Basel Committee on Banking Supervision were further discussed by several international working parties. Once finalized, the implementation of the New Basel Capital Accord is expected in 2007.

The purpose of Basel II is to lay down capital requirements that are more risk-sensitive. There is also greater emphasis on internal methods of risk control by banks. For example, the Accord further refines the system of risk weightings and permits capital requirements to be calculated based upon the ratings issued by recognized rating agencies. In addition, under certain conditions, banks will be permitted to use their internal rating models to determine the amount of capital that they must hold. It also adds capital requirements for operating risk to those laid down for credit risk and market risk.

The European Union will be drawing up a directive, the Third Capital Adequacy Directive (CAD3), which will apply to both banks and investment firms. Through this European directive, Basel II will be implemented in the legislation and regulations and in supervisory practice in all EU member states.

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

An EU member state credit institution is not permitted to start operations through a branch in another EU member state until it has received confirmation from its home country banking regulatory authority that the information required by the Second Directive on the Coordination of Legislation to the Taking Up and Pursuit of the Business of Credit Institutions (the “Second Banking Coordination EC Directive”) has been submitted to that regulator and until, following this confirmation, a period of two months has elapsed or until, before the expiry of this period, it has received confirming information by that home country banking regulatory authority.

The EC Directives require a bank to have a capital base ratio of own funds to risk-adjusted assets and certain off-balance sheet items of at least 8%. At least one-half of the own funds in the numerator of the ratio must be “original own funds”, or “Tier 1” capital. The rest may be “additional own funds”, or “Tier 2” capital. As of January 1, 1997, Tier 1 capital consists solely of paid-up capital plus share premium accounts, other reserves and the fund for general banking risks less a deduction for goodwill. Tier 2 capital includes revaluation reserves, value adjustments and certain other funds and securities (such as fixed-term cumulative preferential shares and subordinated debt). The aggregate of a bank’s subordinated loans and fixed-term cumulative preferential shares may not exceed 50% of the bank’s Tier 1 capital.

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

In 2000, the EC Directives were brought together in the EC Directive 2000/12.

ING Bank files consolidated monthly and annual reports of its financial position and results with the Dutch Central Bank. ING Bank’s independent auditors audit these reports. Our banking operations in Belgium are supervised by the Banking, Finance and Insurance Commission. Banking supervision in Germany is carried out by the Federal Financial Supervisory Authority, working in co-operation with the German Central Bank (‘Deutsche Bundesbank’). Similar authorities supervise ING’s banking operations in other European Union countries, such as the Financial Services Authority in the United Kingdom.

The supervision of our significant banking businesses outside the EU is described below.

ING Americas

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

A major part of our banking activities in the United States, ING Direct USA, is regulated by the Office of Thrift Supervision, a division of the United States Department of the Treasury and, to a lesser extent, by the Federal Deposit Insurance Corporation, an independent agency of the Federal government that operates under the auspices of the Federal Deposit Insurance Act, a US federal law.

ING Bank of Canada is a federally regulated financial institution that is subject to the supervision of the Office of the Superintendent of Financial Institutions (“OSFI”), which is the primary regulator of federally chartered financial institutions (including banks) and federally administered pension plans. ING Bank of Canada operates a wholly owned mortgage loan company subsidiary, ING Mortgage Broker Services Inc., which is subject to provincial regulation in the provinces in which it operates. ING MBS’s home province regulator is the Financial Services Commission of Ontario, which regulates insurance, pensions, credit unions, caisses populaires, cooperatives, mortgage brokers and loan & trust companies in the province of Ontario.

ING Asia/Pacific

The financial services activities of life insurance, investments, superannuation, general insurance and banking are currently governed by separate legislation under Australian law. No one piece of legislation exclusively covers all financial services. The two main financial services regulators are the Australian Securities and Investment Commission (“ASIC”) and the Australian Prudential Regulation Authority (“APRA”). APRA is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. APRA’s responsibilities include regulating capital and liquidity requirements and monitoring the management functions of product providers

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES

ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states, and the self-regulatory organizations (e.g., the NASD and the NYSE) of which they individually are members. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. Those laws, and the regulations promulgated thereunder, impose requirements (among others) regarding minimum net capital requirements, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers and clearance and settlement procedures. The rules of the self-regulatory organizations in some respects duplicate the aforementioned legal requirements, but also impose requirements specific to the marketplaces that those organizations oversee. For example, the NASD imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and the NYSE imposes requirements regarding transactions effected in its listed securities market. In addition, in December 2001, the Department of Treasury proposed new anti-money laundering standards applicable to broker-dealers.

Certain ING entities in the United States (including certain of its broker-dealers) also act in the capacity of a federally registered investment advisor (i.e. providing transactional advice to customers for a fee), and are governed in such activities by the Investment Advisers Act of 1940, as amended. Moreover, certain ING entities manage investment funds (such as mutual funds); the Investment Company Act of 1940, as amended, regulates the governance and activities of those funds. These laws impose record-keeping and disclosure requirements on ING in the context of such activities. Moreover, the laws impose restrictions on transactions or require disclosure of transactions involving advisory clients and the advisor or the advisors’ affiliates, as well as transactions between advisory clients. In addition, the

Employee Retirement Income Security Act of 1974, as amended, imposes certain obligations on investment advisors managing employee plan assets as defined in this act.

The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the Securities and Exchange Commission, the states, or self-regulatory organizations upon those entities that have committed the violations. Moreover, employees who are found to have participated in the violative activity, and managers of such employees, also may be subject to penalties by governmental and self-regulatory agencies.

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

The return on equity of the banking operations amounted to 11.0% in 2003 against 6.5% in 2002 and 10.2% in 2001, whereas the return on equity of ING Group amounted to 21.5%, 17.4% and 15.3% for the years 2003, 2002 and 2001 respectively. The dividend pay-out ratio of ING Group amounted to 48.5% in 2003, 44.1% in 2002 and 44.1% in 2001.

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

ASSETS

	Interest-earning assets
		2003			2002			2001
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	1,984	98	4.9	3,625	128	3.5	5,522	364	6.6
foreign	24,450	723	3.0	21,965	935	4.3	24,488	1,261	5.2
Loans and advances
domestic	154,944	7,800	5.0	146,277	7,885	5.4	132,714	7,805	5.9
foreign	160,338	6,790	4.2	148,979	7,149	4.8	137,098	8,843	6.5
Interest-earning securities(1)
domestic	25,384	682	2.7	20,472	692	3.4	21,165	589	2.8
foreign	116,092	4,450	3.8	92,616	4,182	4.5	78,615	3,375	4.3
Other interest-earning assets
domestic	3,563	208	5.8	4,588	167	3.6	4,313	293	6.8
foreign	9,188	262	2.9	11,040	465	4.2	12,110	759	6.3

Total	495,943	21,013	4.2	449,562	21,603	4.8	416,025	23,289	5.6

Non-interest earning assets	24,011			27,216			30,134

Total assets(1)	519,954			476,778			446,159

Percentage of assets applicable to foreign operations		64.9%			62.1%			61.6%
Other interest income (reconciliation to Consolidated Financial Statements):
amortized results investments(2)		258			348			152
lending commission		96			102			167
adjustment for interest on non- performing loans(3)		(123)			(105)			(122)
interest on off-balance instruments (4)		2,187			1,758			1,325
other		371			382			(493)

Total interest income		23,802			24,088			24,318

LIABILITIES

				Interest-earning liabilities
		2003			2002			2001
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	19,829	666	3.4	23,789	832	3.5	25,986	1,117	4.3
foreign	36,870	771	2.1	43,435	1,238	2.9	45,995	2,255	4.9
Demand deposits(5)
domestic	32,694	219	0,7	31,291	332	1.1	28,195	384	1.4
foreign	23,867	391	1.6	20,994	528	2.5	17,760	589	3.3
Time deposits(5)
domestic	13,082	391	3.0	17,675	746	4.2	19,923	1,165	5.9
foreign	31,207	956	3.1	34,432	1,242	3.6	37,631	1,715	4.6
Savings deposits(5)
domestic	50,051	1,425	2.9	43,463	1,300	3.0	38,194	1,329	3.5
foreign	100,317	2,878	2.9	57,781	2,050	3.6	25,361	1,048	4.1
Short term debt
domestic	5,664	180	3.2	5,082	193	3.8	5,090	253	5.0
foreign	48,305	909	1.9	48,836	1,309	2.7	46,961	1,958	4.2
Long term debt
domestic	15,586	895	5.7	19,278	865	4.5	19,029	1,008	5.3
foreign	32,143	1,300	4.1	30,439	1,634	5.4	26,135	1,965	7.5
Subordinated liabilities
domestic	10,915	647	5.9	9,109	589	6.5	7,266	467	6.4
foreign	2,921	178	6.1	3,184	190	6.0	3,215	232	7.2
Other interest-bearing liabilities
domestic	19,475	583	3.0	10,972	359	3.3	14,088	590	4.2
foreign	25,253	1,063	4.2	22,890	1,103	4.8	35,598	1,435	4.0

Total	468,179	13,452	2.9	422,650	14,510	3.4	396,427	17,510	4.4
Non-interest bearing liabilities	34,587			36,726			33,490

Total Liabilities	502,766			459,376			429,917
Group Capital	17,188			17,402			16,242

Total liabilities and capital	519,954			476,778			446,159

Percentage of liabilities applicable to foreign operations		65.1%			63.2%			60.9%
Other interest expense (reconciliation to Consolidated
Financial Statements):
interest on off-balance instruments(6)		2,027			1,718			1,364
other		208			214			(628)

Total interest expense		15,687			16,442			18,248

Total net interest result		8,115			7,646			6,072

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

(2)	Includes amortization of premiums and discounts and deferred realized gains and losses on sales of investments in debt securities on a straight-line basis over the estimated average remaining life of the portfolio.

(3)	Interest on non-performing loans is included when calculating the average yield in this table but excluded from interest income reported in the consolidated profit and loss account.

(4)	Includes amortization of deferred realized gains and losses on off-balance sheet hedging instruments on a straight line basis over the estimated average remaining life of the portfolio and interest accrued on hedging instruments, primarily on interest rate swaps.

(5)	These captions do not include deposits from banks.

(6)	Includes accrued interest expense on hedging instruments, primarily on interest rate swaps.

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

	2003 over 2002			2002 over 2001
		Increase (decrease)			Increase (decrease)
		due to changes in			due to changes in
	average	average	net	average	average	net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	(81)	51	(30)	(67)	(169)	(236)
foreign	73	(285)	(212)	(107)	(219)	(326)
Loans and advances
domestic	436	(521)	(85)	731	(650)	81
foreign	481	(840)	(359)	570	(2,265)	(1,695)
Interest-earning securities
domestic	132	(142)	(10)	(23)	127	104
foreign	900	(632)	268	632	175	807
Other interest-earning assets
domestic	(60)	101	41	10	(136)	(126)
foreign	(52)	(151)	(203)	(45)	(250)	(295)
Interest income
domestic	427	(511)	(84)	651	(828)	(177)
foreign	1,402	(1,908)	(506)	1,050	(2,559)	(1,509)

Total	1,829	(2,419)	(590)	1,701	(3,392)	(1,686)

Other interest income (reconciliation to Consolidated Financial Statements)			304			1,456

Total interest income			(286)			(230)

	2003 over 2002			2002 over 2001
		Increase (decrease)			Increase (decrease)
		due to changes in			due to changes in
	average	average	net	average	average	net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	(133)	(33)	(166)	(77)	(208)	(285)
foreign	(137)	(330)	(467)	(73)	(943)	(1,016)
Demand deposits
domestic	9	(122)	(113)	33	(84)	(51)
foreign	47	(184)	(137)	81	(142)	(61)
Time deposits
domestic	(138)	(217)	(355)	(95)	(325)	(420)
foreign	(99)	(187)	(286)	(115)	(359)	(474)
Savings deposits
domestic	188	(63)	125	158	(186)	(28)
foreign	1,220	(392)	828	1,150	(148)	1,002
Short term debt
domestic	19	(32)	(13)	(0)	(59)	(59)
foreign	(10)	(390)	(400)	50	(701)	(651)
Long term debt
domestic	(212)	242	30	11	(154)	(143)
foreign	69	(403)	(334)	231	(562)	(331)
Subordinated liabilities
domestic	107	(49)	58	119	3	122
foreign	(16)	4	(12)	(2)	(40)	(42)
Other interest-bearing liabilities
domestic	255	(31)	224	(102)	(129)	(231)
foreign	99	(139)	(40)	(612)	279	(333)
Interest expense
domestic	95	(305)	(210)	47	(1,142)	(1,095)
foreign	1,173	(2,021)	(848)	710	(2,616)	(1,906)

Total	1,268	(2,326)	(1,058)	757	(3,758)	(3,001)
Other interest expense (reconciliation to Consolidated Financial Statements)			303			1,197

Total interest expense			(755)			(1,804)

Net interest
domestic	333	(208)	125	604	314	918
foreign	228	115	343	339	57	397

Net interest	561	(93)	468	944	371	1,315

Other net interest result (reconciliation to Consolidated Financial Statements)			1			259

Net interest result			469			1,574

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

The following table sets forth the gross loans and advances to banks and customers for the last five years.

	Year ended December 31,
	2003	2002	2001	2000	1999
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	6,473	8,013	8,949	8,306	9,357
Loans secured by mortgages	94,125	86,932	78,789	65,585	58,196
Loans to or guaranteed by credit institutions	8,367	7,103	8,356	3,643	3,076
Other private lending	7,009	8,201	3,775	3,532	3,281
Other corporate lending	36,861	42,083	35,060	33,715	30,755

Total domestic offices	152,835	152,332	134,929	114,781	104,665

By foreign offices:
Loans guaranteed by public authorities	16,603	15,750	13,398	13,019	12,880
Loans secured by mortgages	39,604	31,260	19,502	14,048	14,794
Loans to or guaranteed by credit institutions	17,879	23,562	21,861	19,635	13,353
Other private lending	7,813	6,810	3,259	2,790	2,086
Other corporate lending	86,722	82,256	88,687	102,484	70,806

Total foreign offices	168,621	159,638	146,707	151,976	113,919

Total gross loans and advances to banks and customers	321,456	311,970	281,636	266,757	218,584

The total net loans and advances to banks and customers amounted to EUR 316,785 million at December 31, 2003 and to EUR 307,100 million at December 31, 2002. The difference between total net loans and advances to banks and customers on the one hand and total gross loans and advances to banks and customers on the other, amounting to EUR 4,671 million, EUR 4,870 million and EUR 4,474 million at December 31, 2003, 2002 and 2001, respectively, represents the provisions for loan losses.

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as at December 31, 2003.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
		(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	1,068	529	4,877	6,474
Loans secured by mortgages	7,594	9,288	77,243	94,125
Loans guaranteed by credit institutions	7,185	825	357	8,367
Other private lending	5,538	866	604	7,008
Other corporate lending	25,158	6,897	4,806	36,861

Total domestic offices	46,543	18,405	87,887	152,835

By foreign offices:
Loans guaranteed by public authorities	6,215	6,665	3,723	16,603
Loans secured by mortgages	3,518	10,626	25,460	39,604
Loans guaranteed by credit institutions	11,585	3,882	2,412	17,879
Other private lending	5,307	2,146	360	7,813
Other corporate lending	65,217	13,182	8,323	86,722

Total foreign offices	91,842	36,501	40,278	168,621

Total gross loans and advances to banks and customers	138,385	54,906	128,165	321,456

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as at December 31, 2003.

	1 year or
	less	Over 1 year	Total
		(EUR millions)
Non-interest earning	3,442	552	3,994
Fixed interest rate	77,385	49,799	127,184
Semi-fixed interest rate(1)	4,688	87,735	92,423
Variable interest rate	52,870	44,985	97,855

Total	138,385	183,071	321,456

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Risk elements

     Non-accrual and past due loans

Each of the business units within the banking operations of ING Group maintains its own system for servicing and monitoring past due loans. ING Group’s international banking offices and subsidiaries generally account for delinquent loans in accordance with U.S. GAAP. When a loan is in default as to payment of principal and interest for 90 days or when, in the judgment of management, the accrual of interest should cease before 90 days, such a loan is placed on non-accrual status. Any accrued but unpaid interest is reversed against current period interest revenue. Interest payments received on a cash basis during the period are recorded as interest income. Domestic banking offices follow the same policy for consumer mortgage and private loans. All of the foregoing loans are included in the table below under “Non-accrual”.

Under “Accruing but past due 90 days”, all loans are reported that are still accruing but on which principal or interest payments are contractually past due 90 days or more. Domestic commercial loans combined with an overdraft facility, which make up approximately 50% of the reported amount in the domestic “Accruing but past due 90 days” category, were included in the 2003, 2002 and 2001 table below if the overdraft facility exceeded a specified limit for 90 days or more at December 31, 2003, 2002 and 2001, respectively. The amount of loans meeting these criteria in prior years was estimated by management based on the size of the underlying portfolio and specific risk factors.

Based on the foregoing, the following table sets forth management’s estimate, without giving effect to available security or related specific provisions, of the amounts of its loan portfolio in each of the two categories indicated.

		Year ended December 31,
	2003	2002	2001	2000	1999
		(EUR millions)
Non-accrual
domestic	965	1,093	1,425	711	1,072
foreign	2,599	3,044	2,613	2,745	2,313

Sub-total	3,564	4,137	4,038	3,456	3,385
Accruing but past due 90 days
domestic	830	986	1,083	1,112	573
foreign	819	1,048	957	756	952

Sub-total	1,649	2,034	2,040	1,868	1,525

Total	5,213	6,171	6,078	5,324	4,910

These loans are under constant review of the credit risk department.

Restructured loans

The following table sets forth the troubled debt restructuring loans consisting of loans that are accruing interest but at rates different from the original terms of such loans as a result of the terms of any such restructuring.

		Year ended December 31,
	2003	2002	2001	2000	1999
		(EUR millions)
Troubled debt restructuring domestic	115	439	57	154	202
foreign	516	461	1,054	569	583

Total troubled debt restructuring	631	900	1,111	723	785

On receipt of cash, suspended interest is recovered prior to the principal outstanding, except that, where amounts are outstanding for costs and other late payment charges, the cash received is first used to recover these costs and charges. When it becomes apparent that recovery of interest is unlikely, interest ceases to be accrued and is suspended.

Interest income that would have been recognized in 2003 under the original terms of the non-accrual and restructured loans amounted to an estimated EUR 48 million from loans granted by domestic offices and an estimated EUR 137 million from loans granted by foreign offices. Interest income of approximately EUR 25 million from such domestic loans and approximately EUR 28 million from such foreign loans was recognized in the profit and loss account for 2003.

At December 31, 2003, ING Group had loans amounting to EUR 3,627 million that were not included in the risk elements schedule above. These loans are considered potential problem loans as the credit review officers obtained information that caused doubts as to the repayment of the loan by the borrower. Of this total, EUR 1,676 million relates to domestic loans and EUR 1,951 million relates to foreign loans. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Guaranteed or secured loans are deducted from gross outstandings to arrive at net outstandings provided that political and transfer risks are also covered explicitly by the agreement. Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. At December 31, 2003, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

		Year ended December 31, 2003
		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total
			(EUR millions)
United Kingdom	503	19,403	16,818	1,034	37,758
Germany	6,294	16,810	2,405	2,705	28,214
United States	193	3,295	18,066	324	21,878
Spain	2,157	9,760	1,490	221	13,628
France	2,926	5,725	3,388	699	12,738
Italy	4,141	4,384	2,440	409	11,374

		Year ended December 31, 2002
		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total
			(EUR millions)
United Kingdom	5	17,782	20,032	1,280	39,099
United States	2,013	2,491	19,578	912	24,994
Germany	4,660	8,899	2,165	2,070	17,794
France	515	3,941	2,876	784	8,116
Belgium	2,039	1,940	2,248	1,256	7,483

		Year ended December 31, 2001
		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total
			(EUR millions)
United Kingdom		15,101	13,547	785	29,433
United States	1,461	5,194	15,534	1,406	23,595
Germany	3,911	11,380	3,832	2,796	21,919
Belgium	1,135	3,560	2,188	2,154	9,037
France	1,155	3,234	2,262	562	7,213
Italy	2,456	3,894	455	363	7,168

At December 31, 2003, 2002 and 2001, the following countries had cross-border outstandings between 0.75% and 1% of total assets:

Cross-border outstandings
Year ended December 31
2003
Belgium	6,888

2002
Italy	7,101
Spain	5,828

2001
Japan	5,571

Loan concentration

The following industry concentrations were in excess of 10% of total loans as at December 31, 2003:

Total outstandings
(EUR millions)
Financial institutions(1)	60,841
Service industry	57,012
Manufacturing	30,503

(1) Excluding bank deposits given of approximately EUR 61 billion.

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

For certain groups of small private and corporate loans with similar characteristics, provisions are also assessed using statistical techniques.

On certain foreign outstandings, a country provision is calculated for regulatory purposes based on detailed instructions given by the Dutch Central Bank. The amount is a function of the risk of the country as well as the risk of the transaction itself. For accounting purposes, adequate provisions are calculated for countries that are near default or have recently defaulted.

ING Group also maintains an unallocated provision for loan losses that is required to adequately capture various subjective and judgmental aspects of credit risk assessment that are not considered on an individual basis. Considerable judgement is exercised in determining the extent of the provision and is based on management’s evaluation of the risk in the portfolio, current economic conditions, recent years’ loss experience, and credit and geographical concentration trends. When there is no prospect of recovering principal or interest, the outstanding debt and any suspense balances are written off.

Summary of loan loss experience

The following table shows the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for the past five years.

		Calendar Period
	2003	2002	2001	2000	1999
		(EUR MILLIONS)
Balance at January 1	4,870	4,474	4,272	4,522	3,417
Change in the composition of the Group	104	93	(171)		834
Charge-offs:
Domestic:
Loans guaranteed by public authorities		(1)
Loans secured by mortgages	(1)	(4)	(4)	(3)	(4)
Loans to or guaranteed by credit institutions	(27)	(18)			(10)
Other private lending	(65)	(31)	(31)	(77)	(26)
Other corporate lending	(166)	(211)	(166)	(198)	(170)
Foreign:
Loans guaranteed by public authorities	(1)
Loans secured by mortgages	(30)	(8)	(1)	(1)	(1)
Loans to or guaranteed by credit institutions	(10)	(3)	(9)	(91)	(138)
Other private lending	(105)	(32)	(1)	(1)	(1)
Other corporate lending	(797)	(530)	(391)	(458)	(224)

Total charge-offs	(1,202)	(838)	(603)	(829)	(574)
Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages			3	5
Loans to or guaranteed by credit institutions	7	4
Other private lending	9	2	4	5	5
Other corporate lending		3	8	4	8
Foreign:
Loans guaranteed by public authorities
Loans guaranteed by public authorities
Loans secured by mortgages		2		2
Loans to or guaranteed by credit institutions	4			1	5
Other private lending	10	7
Other corporate lending	19	15	23	34	1

Total recoveries	49	33	38	51	19

Net charge-offs	(1,153)	(805)	(565)	(778)	(555)
Additions and other adjustments (included in value Adjustments to receivables of the Banking operations), excluding foreign currency exchange	850	1,108	938	528	826

Balance at December 31	4,671	4,870	4,474	4,272	4,522

Ratio of net charge-offs to average loans and advances to banks and customers	0.37%	0.27%	0.22%	0.31%	0.32%

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

The policy for determining the provision for loan losses is set out in more detail under the heading “Bad and Doubtful debts” and in Note 1.6.2.5. to the Financial Statements.

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures. Significant movements in the addition to the provision for loan losses are explained in the paragraph “Addition to the provision for loan losses” on page 100.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for the past five years:

					Year ended December 31,
	2003		2002		2001		2000		1999
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
					(EUR millions)
Domestic:
Loans guaranteed by public authorities		2.00	31	2.56		3.18		3.11		4.28
Loans secured by mortgages	164	29.15	120	27.87	112	29.01	105	18.21	104	26.62
Loans to or guaranteed by credit institutions		2.59		2.28		2.96		1.37		1.41
Other private lending	258	2.17	199	2.63	107	1.34	88	1.31	76	1.50
Other corporate lending	728	11.83	649	13.49	742	11.42	766	19.03	828	14.07

Total domestic	1,150	47.75	999	48.83	961	47.91	959	43.03	1,008	47.88
Foreign:
Loans guaranteed by public authorities	30	5.14	47	5.05	68	4.76	7	4.88	46	5.89
Loans secured by mortgages	238	12.27	73	10.02	41	6.92	103	5.27	27	6.78
Loans to or guaranteed by credit institutions	28	5.54	90	7.55	43	7.76	70	7.36	322	6.11
Other private lending	385	2.42	145	2.18	181	1.16	82	1.05	72	0.95
Other corporate lending	2,840	26.89	3,516	26.37	3,180	31.49	3,051	38.41	3,042	32.39

Total foreign	3,521	52.25	3,871	51.17	3,513	52.09	3,313	56.97	2,514	52.12

Total	4,671	100.00	4,870	100.00	4,474	100.00	4,272	100.00	4,522	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

The following table shows the provision for loan losses on loans accounted for as loans and advances to banks and customers as a percentage of the related loan portfolio for the past five years:

		Year ended December 31,
	2003	2002	2001	2000	1999
			(in %)
Domestic:
Loans guaranteed by public authorities	0.01	0.39
Loans secured by mortgages	0.17	0.14	0.14	0.16	0.18
Other private lending	3.67	2.43	2.83	2.53	2.32
Other corporate lending	1.91	1.54	2.31	2.27	2.69

Total domestic	0.75	0.66	0.71	0.84	0.96
Foreign:
Loans guaranteed by public authorities	0.18	0.30	0.51	0.06	0.36
Loans secured by mortgages	0.60	0.23	0.21	0.73	0.18
Loans to or guaranteed by credit institutions	0.15	0.36	0.20	0.35	2.41
Other private lending	4.93	2.13	5.55	2.94	3.47
Other corporate lending	3.27	4.27	3.59	2.98	4.30

Total foreign	2.09	2.42	2.39	2.18	3.08
Total	1.45	1.56	1.59	1.60	2.07

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 20.03% to EUR 378,347 million. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.

Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam-based money market operations in the world’s major financial markets.

Certificates of deposit represent 31% of the category ‘Debt securities’ (47% at the end of 2002). These instruments are issued as part of liquidity management with maturities generally of less than three months.

	2003		2002		2001
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand – non-interest bearing	10		899		1,452
– interest bearing	2,911	1.8	1,091	5.0	1,422	3.4
Time	32,104	2.2	30,504	3.5	36,707	3.9

Total domestic offices	35,025		32,494		39,581
In foreign offices:
Demand – non-interest bearing	2,470		3,011		1,551
– interest bearing	20,846	1.7	12,728	2.6	12,936	3.1
Time	47,733	2.3	59,562	3.4	64,082	4.7

Total foreign offices	71,049		75,301		78,569

Total deposits by banks	106,074		107,795		118,150

Customer accounts
In domestic offices:
Demand – non-interest bearing	12,197		15,572		10,071
– interest bearing	46,710	1.9	17,543	2.8	36,550	2.5
Savings	24,443	1.3	43,389	3.0	18,866	3.8
Time	27,601	3.0	23,252	4.2	23,759	4.9

Total domestic offices	110,951		99,756		89,246
In foreign offices:
Demand – non-interest bearing	3,036		3,407		4,282
– interest bearing	34,057	1.8	25,973	2.0	27,717	2.4
Savings	96,055	2.8	55,553	3.6	26,018	3.9
Time	45,887	3.1	45,614	3.2	49,014	4.1

Total foreign offices	179,035		130,547		107,031

Total customers accounts	289,986		230,303		196,277

Debt securities
In domestic offices:
Debentures	7,871	4.5	14,636	3.9	8,269	5.1
Certificates of deposit	4,084	3.4	2,967	4.5	10,532	4.3
Other	3,174	3.6	2,806	4.0	1,614	4.6

Total domestic offices	15,129		20,409		20,415
In foreign offices:
Debentures	14,994	4.5	13,267	8.5	14,414	6.5
Certificates of deposit	17,741	2.7	33,821	3.1	26,663	4.8
Other	22,910	2.4	10,781	8.7	10,410	5.5

Total foreign offices	55,645		57,869		51,487

Total debt securities	70,774		78,278		71,902

For the years ended December 31, 2003, 2002 and 2001, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 33,874 million, EUR 30,551 million and EUR 34,848 million, respectively.

At December 31, 2003, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 25,000, was:

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	5,581	81.9	73,862	65.7
6 months or less but over 3 months	318	4.7	11,187	9.9
12 months or less but over 6 months	912	13.4	13,112	11.7
Over 12 months	2	0.0	14,242	12.7

Total	6,813	100.0	112,403	100.0

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 25,000 issued by foreign offices at December 31, 2003.

Year ended
December 31, 2003
(EUR millions)
Time certificates of deposit	16,150
Other time deposits	73,544

Total	89,694

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under Dutch GAAP of the investments of the Group’s banking operations:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Dutch government	5,512	3,429	2,913
German government	7,211	2,783	2,892
Central banks	667	668	894
Belgian government	12,839	13,165	12,266
Other governments	21,152	15,200	10,517
Corporate debt securities
Banks and financial institutions	35,830	18,527	14,819
Other corporate debt securities	5,718	6,210	9,354
U.S. Treasury and other U.S. Government agencies	2,834	5,180	3,818
Other debt securities	24,267	13,917	5,796

Total debt securities	116,030	79,079	63,269
Shares and convertible debentures	766	1,254	2,877
Land and buildings (1)	2,970	3,709	2,302

Total	119,766	84,042	68,448

(1)	Including commuted ground rents

Banking investment strategy

ING’s investment strategy for its investment portfolio related to the banking activities is formulated by the Asset and Liability Committee (“ALCO”). The exposures of the investments to market rate movements are managed by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, futures, forwards and purchased option positions such as interest rate caps, floors and collars. See “Item 11. Quantitative and Qualitative Disclosure of Market Risk”.

The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 38% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

			Between		Between
	1 year or less		1 year and 5 years		5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Dutch government	4	4.7	446	4.4	5,168	4.3
German government	499	3.4	1,397	4.1	5,304	4.2
Belgian government	1,769	6.4	3,038	6.0	7,454	4.6
Central banks	31	2.9	333	4.4	303	4.4
Other governments	2,531	6.1	6,393	4.3	10,716	4.5
Banks and financial institutions	3,664	3.2	17,319	3.5	14,287	4.3
Corporate debt securities	668	4.1	3,248	4.3	1,584	4.7
U.S. Treasury and other U.S. Government agencies	504	1.9	659	3.9	466	3.7
Other debt securities	1,440	3.2	7,662	3.8	13,383	4.2

TOTAL	11,110		40,495		58,665

	Over 10 years		Without maturity
	Book		Book
	value		value		Total	Premium/	Balance
	(EUR	Yield(1)	(EUR	Yield(1)	Book	(discount)	sheet
	millions)%		millions)%		value	(EUR millions)	value
Dutch government					5,618	106	5,512
German government	131	5.6			7,331	120	7,211
Belgian government	568	5.1			12,829	(10)	12,839
Central banks					667		667
Other governments	1,773	5.1			21,413	261	21,152
Banks and financial institutions	874	3.9			36,144	314	35,830
Corporate debt securities	216	5.0			5,716	(2)	5,718
U.S. Treasury and other U.S. Government agencies	1,225	3.3			2,854	20	2,834
Other debt securities	1,889	3.0	18		24,392	125	24,267

TOTAL	6,676		18		116,964	934	116,030

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax- equivalent basis.

At December 31, 2003, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2003		2002
	Book	Market	Book	Market
	value	value	value	value
	(EUR millions)		(EUR millions)
Dutch government	5,618	5,692	3,478	3,634
Belgian government	12,829	13,657	13,155	14,170
German government	7,331	7,424	2,789	2,934

COMPETITION

There is substantial competition in the Netherlands and the other countries in which ING Group does business for the types of insurance, retail and wholesale banking and other products and services provided by the Group. Such competition is more pronounced in the mature markets of the Netherlands, the Rest of Europe, the United States, Canada and Australia than in the developing markets. In recent years, however, competition in developing markets has increased as financial institutions from mature markets have sought to establish themselves in markets that are perceived to offer higher growth potential. Like ING, competitors have sought alliances, mergers or strategic relationships with local institutions, which have become more sophisticated and competitive.

The Netherlands, which is the largest national market for our banking operations and the second largest for our insurance operations, has historically favored open markets. The presence of large domestic competitors in both the insurance and banking sectors has resulted in fierce competition for virtually all of the Group’s products and services. In addition, the Dutch market is a mature market and one in which the Group already maintains significant market shares in most lines of business. Although certain parts of the Dutch financial-services sector are growing, in recent years ING Bank has been facing increasing competition from other principal Dutch banks in the market segment of small and medium-sized enterprises, as well as in other parts of its Dutch business. Management believes, however, that notwithstanding these factors, there is still the potential for increased growth in the Dutch markets in which the Group currently is active. Changes in government policy result in government withdrawing from social security and various other programs, shifting the coverage and services provided thereunder to the private sector. In this regard, the distribution channels maintained in the Netherlands (direct marketing, the Internet, intermediaries, branches and tied agents) allow the Group to allocate resources to different sectors of the Dutch market as growth opportunities arise and, in management’s view, provide the Group with significant competitive advantages. In the Netherlands, the insurance industry has been affected by many changes in legislation (i.e. new tax law). Savings for pensions continue to be tax-favored to some extent, but professional advice is needed in the labyrinth of rules and regulations. The Dutch insurance industry will be further shaped by the need to adapt to new technologies, bring down costs and increase efficiency. With our large market share, we expect that we will be able to benefit from these trends, especially by creating shared service centers.

In the United States, due to the rebounding economic climate, a shift from guaranteed products to unit-linked products, from fixed to variable annuities and from savings products to stock-market products is evident. The inflow of money into mutual funds has also rapidly increased. After several years of bear market, customers in the United States are increasing their allocation to equity products. The “baby boomers” are now moving closer toward retirement, which creates new opportunities. For the insurance and asset management business, we believe long-term opportunities continue to improve for ING’s wealth management businesses. Several further trends in the US market are significant to our business. First, interest rates have remained at a 45-year low which puts pressure on margins for fixed products. While the low interest rates have helped to fuel the US economy, sustained low rates will challenge our profit generation. In addition, distribution is shifting from career agents to independent advisers and wholesalers, as more insurers come under pressure to turn fixed costs into variable costs. Third, there is a clear shift in power from manufacturers to distributors when it comes to the distribution of financial products. To mitigate these changes in the market, ING has made a concerted effort to retain and forge strong relationships with our distribution partners. Finally, the ING Brand has grown significantly in the US. In all, we believe our US operations are well-positioned to benefit from these trends.

Competition with respect to the products and services provided by the Group in both mature and developing markets is based on many factors, including brand recognition, scope of distribution systems, customer service, products offered, financial strength, price and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes its major competitors are the larger Dutch, other European, U.S. and Japanese commercial banks, insurance companies, asset management and other financial-services companies.

RATINGS

ING Groep N.V.’s long term senior debt rating is rated “Aa3” by Moody’s Investors Service, with a stable outlook. ING Groep N.V.’s long-term senior debt rating is rated “A+” by Standard & Poor’s Ratings Service, a division of the McGraw Hill companies, Inc., or Standard & Poor’s, with a stable outlook.

ING Verzekeringen N.V.’s long term senior debt is rated “A+” by Standard & Poor’s (with a stable outlook) and ‘Aa3’ by Moody’s .

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

ING Verzekeringen N.V.’s short-term term senior debt is rated “A1” by Standard & Poor’s and “P-1” by Moody’s . ING Bank’s N.V.’s short-term debt is rated “A1+” by Standard & Poor’s and “P-1” by Moody’s. The “A1+” rating is the highest possible of the seven ratings assigned by Standard & Poor’s, which range from “A1+” to “D”. The “P-1” rating is the highest possible of the three ratings assigned by Moody’s, which range from “P-1” to ‘Not Prime’.

The following insurance subsidiaries all held “AA” (with a negative outlook) insurer financial strength ratings by Standard & Poor’s at December 31, 2003: Security Life of Denver Insurance Company, Southland Life Insurance Company, USG Annuity and Life Company, Golden American Life Insurance Company, Midwestern United Life Insurance Company, Equitable Life Insurance Company of Iowa, ReliaStar Life Insurance Company, ING Life Insurance & Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company of New York. Additionally, on January 1, 2004, Equitable Life Insurance Company of Iowa, USG Annuity and Life Company, and United Life and Annuity Insurance Company merged with and into Golden American Life Insurance Company. This entity was renamed ING USA Annuity and Life Insurance Company. Subsequently, Standard & Poor’s assigned an “AA” (with a negative outlook) insurer financial strength rating to this entity. Previously, United Life and Annuity Insurance Company was not rated by Standard & Poor’s. Standard & Poor’s states that an insurer rated “AA” has a “very strong” capacity to meet its financial commitments. It differs from the highest rated insurers only in small degree. The “AA” rating is the second highest of the eight claims-paying ratings assigned by Standard & Poor’s, which range from “AAA” (Superior) to “R” (Regulatory action). Life Insurance Company of Georgia has a “A-” (with a stable outlook) insurer financial strength rating by Standard and Poor’s. Standard and Poor’s states that an insurer rated “A” has a “strong” capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than insurers in higher-rated categories.

The following insurance subsidiaries all held “Aa3” (with a stable outlook) financial strength ratings by Moody’s as of December 31, 2003: ING Life Insurance & Annuity Company, ING Insurance Company of America, Security Life of Denver Insurance Company, , Southland Life Insurance Company, USG Annuity and Life Company, Equitable Life Insurance Company of Iowa, ReliaStar Life Insurance Company, and ReliaStar Life Insurance Company of New York. On January 1, 2004, Equitable Life Insurance Company of Iowa, USG Annuity and Life Company, and United Life and Annuity Insurance

Company merged with and into Golden American Life Insurance Company. This entity was renamed ING USA Annuity and Life Insurance Company. Subsequently, Moody’s assigned an “Aa3” financial strength rating to this entity. Previously, United Life and Annuity Insurance Company and Golden American Life Insurance Company were not rated by Moody’s. As of December 31, 2003 Life Insurance Company of Georgia held a “A2” (with a negative outlook) financial strength rating by Moody’s. On January 7, 2004 the financial strength rating of Life Insurance Company of Georgia was downgraded to “A3” (with a stable outlook).Moody’s states that the “Aa3” rating is assigned to those companies that, in its opinion, offer financial security. The “Aa3” rating is the second highest of the nine Financial strength ratings assigned by Moody’s, which range from “Aaa” (Exceptional) to “C” (Lowest).

ING Bank N.V.’s long-term debt is rated AA- by Fitch Ratings Ltd., or Fitch Ratings. The “AA” rating is the second highest of the nine ratings assigned by Fitch Ratings, Ltd. which range from “AAA” to “C”. Ratings from “AA” to “B” may be modified by the use of a plus or minus sign to show relative standing of the issuer within those rating categories.

The following insurance subsidiaries, held an “A+” rating by A.M. Best as of December 31, 2003: Security Life of Denver Insurance Company, Southland Life Insurance Company, USG Annuity and Life Company, ING Insurance Company of America, ING Life Insurance and Annuity Company, Golden American Life Insurance Company, Equitable Life Insurance Company of Iowa, ReliaStar Life Insurance Company, and ReliaStar Life Insurance Company of NY. In addition, Midwestern United Life Insurance Company, United Life and Annuity Insurance Company, and Life Insurance Company of Georgia held an “A” rating by A.M. Best as of December 31, 2003. . On January 1, 2004, Equitable Life Insurance Company of Iowa, USG Annuity and Life Company, and United Life and Annuity Insurance Company merged with and into Golden American Life Insurance Company. This entity was renamed ING USA Annuity and Life Insurance Company. Subsequently, A.M. Best assigned an “A+” rating to this entity. A.M. Best states that the “A+” rating is assigned to companies which have, on balance, superior balance sheet strength, operating performance and business profile when compared to the standards established by A.M. Best. These companies, in their opinion, have a very strong ability to meet their ongoing obligations to policyholders. The “A+” rating is the second highest of 15 ratings assigned by A.M. Best, which range from “A++” (Superior) to “F” (In Liquidation).

None of the foregoing ratings is an indication of the historic or potential performance of the Company’s stock or other securities and should not be relied upon with respect to making an investment in ING Groep N.V.’s Ordinary shares, Bearer receipts, ADSs or other securities.

INFORMATION TECHNOLOGY

ING Group has an ongoing project to improve the capabilities of the Information Technology function. In a collaborative approach with the Executive Centers and businesses, ING has been working to identify and realize opportunities for IT-enabled improvements and value enhancing initiatives with lower costs.

ING is now starting to see the results of these activities. Medium Term Plan (MTP) results are showing lower IT costs as a percentage of business in the coming three years. ING has availed itself of opportunities in the area of alternative sourcing such as leveraging offshore application development and maintenance. In the business arena, ING has seen rationalization of the infrastructure and applications portfolio to focus on the core business and selective use of outsourcing with partners to gain access to scale and skills. ING has also focussed on more actively partnering with some key IT suppliers such as Microsoft, IBM, HP and Peoplesoft. The Global Infrastructure Services department has a strategic goal of providing more seamless and cost effective connectivity to ING’s businesses across the globe.

Maintaining the appropriate balance between group and local ownership (responsibility, accountability) is essential to ensure an accelerated rate of more common application deployment as well as infrastructure rationalization. Shared services and data centres have emerged through consolidation at Management Committee (MC) and Executive Committee (EC) levels. A regional service provider concept provides support services across ECs within each region. For many businesses, the environment is proving challenging with a need to better understand and manage the risk they face. ING’s approach to information risk and security is also evolving to reflect a changing environment.

In order to continue to improve the speed of decision making and ensure tighter alignment of business and IT focus, everything that’s being done in IT is working through the established corporate IT governance mechanisms. ING continuously seeks to eliminate redundancy, reduce costs and ensure optimum usage of the Group’s IT assets. While keeping an eye on our customers, shareholders and employees, ING will continue to offer efficient and effective IT enabled solutions to help drive customer satisfaction and improve profitability.

DESCRIPTION OF PROPERTY

In the Netherlands, ING Group owns substantially all of the land and buildings used in the normal course of its business. Outside the Netherlands, ING Group predominantly leases all of the land and buildings used in the normal course of its business. At December 31, 2003, ING Group had more than 1,500 branch, representative and similar offices worldwide of which approximately 500, principally branch offices, were located in the Netherlands. In addition, ING Group has part of its investment portfolio invested in land and buildings. Management believes that the Group’s facilities are adequate for its present needs in all material respects.

Item 5. Operating and financial review and prospects

The following review and prospects should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. Reference is made to Note 6 of Notes to the Consolidated Financial Statements for a description of the significant differences between Dutch GAAPand U.S. GAAPand a reconciliation of shareholders’equity and net profit to U.S. GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under Dutch GAAP.

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates.

General Market Conditions

Demographic studies suggest that over the next decade there will be growth in ING’s principal life insurance markets of the Netherlands, the rest of Europe, the United States, Asia and Australia, in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products. In addition, in a number of its European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government have been, or are expected to be, curtailed in the coming years, which management believes will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance’s distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets positions ING Insurance to benefit from such developments. In addition, the emerging markets in Central and Eastern Europe, Asia and South America, in which ING Insurance has insurance operations, generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance has insurance operations. Management believes that insurance greenfield operations in such emerging markets provide ING Insurance with the market presence that will allow it to take advantage of anticipated growth in such regions. Conditions in the non-life insurance markets in which ING Insurance operates are also cyclical, and characterized by periods of price competition, fluctuations in underwriting results and the occurrence of unpredictable weather-related and other losses.

Fluctuations in equity securities markets

Our insurance and asset management operations are exposed to fluctuations in equity securities markets. Our overall investment return and fee income from equity linked products are impacted by equity markets and the fees we charge for managing portfolios are often based on performance and value of the portfolio. In addition, fluctuations in equity securities markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. Our banking operations are exposed to fluctuations in equity securities markets. Given the fact that ING Bank’s policy is to maintain an internationally diversified and mainly client-related trading portfolio, market downturns are likely to lead to declines in securities trading and brokerage activities that we execute for customers and therefore to declines in related commissions.

Fluctuations in interest rates

Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Rising interest rates may increase surrenders of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our banking assets and liabilities results in a structural mismatch which causes the banking operations’ net interest income to be affected by changes in interest rates.

Fluctuations in exchange rates

We publish our consolidated financial statements in euros. Because a substantial portion of our revenue and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the British pound and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that the revenues and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. ING Group policy is to hedge the translation risk of foreign operations in order to minimize the impact of foreign currency movements (See Note 7.11 of Notes to the Consolidated Financial Statements).

During 2003, the value of the euro strengthened against most currencies. The impact on operating net profit was a negative EUR 49 million. This figure includes the mitigating effect of the US dollar hedge result of EUR 119 million after tax versus EUR 55 million in the same period last year. ING has hedged the expected profits in US dollar and US dollar-linked currencies for 2004 and 2005. On the insurance side, profits were hedged at a EUR/USD exchange rate of 0.922 for 2004 and 1.253 for 2005. On the banking side, the EUR/USD exchange rates were 1.222 for 2004 and 1.253 for 2005.

For each of the years 2003, 2002 and 2001, the year-end exchange rates (which are the rates ING uses in the preparation of the Consolidated Financial Statements for balance sheet items not denominated in euros) and the average annual exchange rates (which are the rates ING uses in the preparation of the Consolidated Financial Statements for income statement items and cash flows not denominated in euros) were as follows:

		Average
	2003	2002	2001
U.S. dollar	1.1345	0.9458	0.8950
Australian dollar	1.7484	1.7404	1.7366
Canadian dollar	1.5912	1.4838	1.3850
Pound sterling	0.6899	0.6279	0.6196
Japanese yen	131.1930	117.9310	108.6980

		Year-end
	2003	2002	2001
U.S. dollar	1.2616	1.0487	0.8853
Australian dollar	1.6788	1.8594	1.7338
Canadian dollar	1.6281	1.6548	1.4072
Pound sterling	0.7063	0.6505	0.6110
Japanese yen	134.8000	124.4000	116.2500

Off-Balance-Sheet- Arrangements

Reference is made to pages F-40-F-42: Note 2.18.2 Off-Balance-Sheet-Arrangements.

		Less	More
		than	than
	Total	one	one
	2003	year	year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	652	272	380
Commitments concerning fixed-interest securities	1,301	1,292	9
Guarantees	1,232	1,232
Other	605	433	172
Banking operations
Contingent liabilities in respect of:
– guarantees	17,115	6,648	10,467
– irrevocable letters of credit	5,356	5,330	26
– other	355	355

	26,616	15,562	11,054
irrevocable facilities	66,640	38,402	28,238

	93,256	53,964	39,292

	Payments due by period
	Total	Less than	1-5	More
	2003	a year	years	than 5 years
	(EUR millions)
Contractual Obligations
Operating lease obligations 1)	658	149	336	173
Subordinated Loans of Group Companies 2)	14,511	673	4,217	9,621
Debenture Loans 2)	9,961	765	6,148	3,048
Loans Contracted 2)	5,500	4,403	794	303
Loans from Credit Institutions 2)	3,672	3,029	624	19

Total	34,302	9,019	12,119	13,164

1)	The Company’s operating lease obligations are described in Note 2.18.3

2)	Subordinated Loans of Group Companies, Debenture Loans, Loans Contracted and Loans from Credit Institutions are included in the Company’s consolidated balance sheet; refer to Note 2.16 for additional details

Critical Accounting Policies

Dutch GAAP

Reference is made to page to F-9: Note 1.5 Critical Accounting Policies.

Transition to IAS/IFRS

As of January 1, 2005 we will be required to prepare our financial statements and report our operating results in accordance with International Financial Reporting Standards (IFRS), previously known as International Accounting Standards (IAS). In June 2002, the Council of the European Union adopted a regulation requiring listed companies in its Member States to prepare consolidated financial statements based on IFRS. The full impact on financial statements and results under IFRS is not able to be exactly predicted as certain Standards have not yet been fully finalized, especially with respect to accounting for insurance contracts and financial instruments.

Overview Group result 2003 versus 2002

Income

Total operating income decreased by 9.2% to EUR 69,073 million, due, in part, to the fact that the euro strengthened against most currencies.

Efficiency

Total operating expenses decreased 3.1% from EUR 13,501 million in 2002 to EUR 13,081 million in 2003. This is a result of ongoing cost control measures, as well as the many restructuring and integration efforts, which were partially offset by an increase in expenses. This expense growth was a result of the ongoing expansion of ING Direct and the insurance operations in developing markets, higher pension costs, accelerated depreciation of capitalized software, higher expenses to reduce backlogs and to improve the service level at ING’s Dutch insurance operations, and the new collective labor agreement in the Netherlands.

Profit

The positive trend already visible in the first nine months of 2003 continued in the fourth quarter, resulting in a full-year operating net profit of EUR 4,053 million, up 18.1% from 2002. Currency-rate differences, despite the mitigating effect of the US-dollar hedge, had a negative impact of EUR 49 million. Excluding currency-rate differences and acquisitions/divestments, operating net profit increased by 20.9%.

Net profit over 2003 fell EUR 457 million, or 10.2%, to EUR 4,043 million, mainly due to the absence of net realized capital gains on shares in 2003 as a result of a policy change. In 2002, net profit included EUR 820 million of net realized capital gains on shares compared with a net realized loss of EUR 10 million in 2003. In addition, 2002 net profit included a EUR 247 million non-operating profit on the sale of 49% of ING’s life and mutual-fund operations in Australia to the joint venture with ANZ.

The further recovery of the most important stock market indices in the fourth quarter of 2003 resulted in a positive balance of more than EUR 0.9 billion in the revaluation reserve shares as of 31 December 2003. This revaluation reserve includes unrealized gains and losses on shares in ING’s equity portfolio. On February 17, 2004, the revaluation reserve in respect of shares amounted to approximately EUR 1.4 billion. The revaluation reserve in respect of real estate amounted to EUR 1.0 billion at year-end 2003, a decrease of EUR 0.2 billion compared with year-end 2002 as a result of sales in 2003.

Insurance operations

Operating net profit from the insurance operations decreased from EUR 2,538 million in 2002 to EUR 2,508 million in 2003 (1.2%). The strengthening of the euro against other (major) currencies had a negative impact of EUR 92 million despite the mitigating effect of the dollar hedge. Excluding the impact of the strong euro, operating net profit from insurance rose 2.7%. Operating profit before tax increased 10.0% compared with 2002.

Total premiums decreased by 12.9% to EUR 45,519 million. Excluding the impact of the strong euro, premium growth was flat as a result of continued efforts to properly balance profitability and market share. In the Netherlands, life premiums grew by 13.3%.

Despite strict cost control in all regions total operating expenses increased organically by 6.5% as a result of an increase in pension costs, higher expenses to reduce backlogs and to improve the service level in the Netherlands, one-time reorganization and IT outsourcing expenses in the US, as well as the growth of developing-market activities.

Banking operations

Operating net profit from the banking operations increased by 72.6% to EUR 1,545 million in 2003, mainly driven by a higher interest result, lower expenses and lower loan-loss provisions. One-off items had a small mitigating effect on the improvement (EUR (34) million in 2002 versus EUR (65) million in 2003).

Profit before tax rose by EUR 903 million or 61.5%. Total income growth of 4.3% (organically 7.2%) was caused by a EUR 469 million higher interest result thanks to increased volumes (notably at ING Direct) and a higher average interest margin in the Netherlands.

Operating expenses decreased by 1.4% (organically, +1.0%) despite higher pension expenses, the impact of the collective labor agreement in the Netherlands as well as the ongoing expansion of ING Direct. Compared to the third quarter 2003, operating expenses in the fourth quarter rose by EUR 152 million to EUR 2,192 million. This exceptionally high expense level is due to a number of non-recurrent expenses including the accelerated depreciation of capitalized software especially in the fourth quarter, a catch-up in bonus accruals and higher marketing costs. The addition to the provision for loan losses decreased by EUR 310 million to EUR 1,125 million, which is equal to 46 basis points of average credit-risk weighted assets, compared with 59 basis points in 2002.

Currency-rate fluctuations impacted operating net profit by +EUR 43 million, mainly as a result of a US dollar-denominated loss in the fourth quarter of 2002.

Return on equity

The operating net return on equity increased from 17.4% in 2002 to 21.5% in 2003. The return on equity of the insurance operations was 22.7% against 18.6% for 2002. The return on equity of the banking operations increased from 6.5% in 2002 to 11.1% in 2003.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations of ING Group for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Operating profit before tax:
Insurance operations	3,486	3,170	2,792
Banking operations	2,371	1,468	2,170

Operating profit before tax	5,857	4,638	4,962
Taxation	1,460	873	1,099
Third-party interests	344	332	324

Operating net profit	4,053	3,433	3,539
Non-operating profit after taxation		247	325
Realized capital gains (losses) after taxation	(10)	820	713

Net profit	4,043	4,500	4,577

The following table sets forth the breakdown of our non-operating profits by insurance and banking operations:

			Year ended December 31,
	2002	2001	2002	2001	2002	2001
	Insurance operations		Banking operations		Total
	(EUR millions)
Non-operating profit:
Result on joint venture ANZ	280				280
Result on sale of investments for financing of acquisitions		325				325
Taxation on non-operating results	(33)				(33)

Non-operating profit after taxation	247	325			247	325

The following discussion is based on our consolidated financial statements (see “Item 18. Financial Statements”) and should be read in conjunction with those statements. ING Group evaluates the results of its insurance operations and banking operations using non-GAAP financial performance measures called operating result before taxation and operating (net) profit. Operating (net) profit is defined as (net) profit, excluding:

- capital gains and losses on equity securities,

- the impact of the negative revaluation reserve on equity securities , and

- realized gains on divestments that are made with the purpose of using the proceeds to finance acquisitions.

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating results enhances the understanding and comparability of its performance by highlighting net income attributable to ongoing operations and the underlying profitability of the businesses. Trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realized capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the company. The realized gains on divestments that are made with the purpose of using the proceeds related to the divestments to finance acquisitions are excluded because the timing of these gains is largely subject to the company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Operating result before taxation and operating net profit are not a substitute for profit before taxation and net profit as determined in accordance with Dutch GAAP. ING Group’s definition of operating result before taxation and operating net profit may differ from those used by other companies and may change over time. See Note 3.6.6 to the Consolidated Financial Statements for a reconciliation of our segment operating results to our net profit.

The following table sets forth the operating profit before tax and after tax of the Group’s consolidated operations by geographic region for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
The Netherlands	3,059	2,901	3,062
Belgium	587	687	596
Rest of Europe	215	(156)	540
North America	912	311	202
Latin America	410	381	202
Asia	318	283	419
Australia	236	384	73
Other	120	(153)	(132)

Operating profit before tax	5,857	4,638	4,962
Taxation	1,460	873	1,099
Third-party interests	344	332	324

Operating net profit	4,053	3,433	3,539

The contribution of the insurance operations to the operating net profit of ING Group, after tax and third-party interests, was 61.9%, 73.9% and 59.3% in 2003, 2002 and 2001, respectively.

Year ended December 31, 2003 compared to year ended December 31, 2002

Total operating income of ING Group decreased by EUR 7,028 million, or (9.2%) to EUR 69,073 million, from EUR 76,101 million in 2002, reflecting an decrease in income of the Group’s insurance operations of (11.3%) and an increase in the banking operations of 4.3%. Total operating expenditure decreased

EUR 8,247 million, or (11.5%), from EUR 71,463 million in 2002 to EUR 63,216 million in 2003, reflecting decreases of (12.4%) and (4.4%) respectively, in total expenditure for the Group’s insurance and banking operations. The Group’s operating profit before tax increased in The Netherlands, Rest of Europe, North America, Latin America and Asia, but declined in Belgium and Australia.

Consolidated operating profit before tax increased EUR 1,219 million, or 26.3%, to EUR 5,857 million in 2003 compared to EUR 4,638 million in 2002, reflecting increases of 10.0% for the insurance operations and 61.5% for the banking operations. Including non-operating results, profit before tax decreased EUR 44 million, or (0.7%), to EUR 5,877 million in 2003 compared to EUR 5,921 million in 2002. The Group’s consolidated taxes (operating) of EUR 1,460 million in 2003 and EUR 873 million in 2002 represented overall effective tax rates of 24.9% and 18.8%, respectively, compared to the statutory rates for the Group’s primary Dutch and other non-domestic operating subsidiaries that ranged from 16.5% to 47%, and averaged 35%. The increase was mainly due to higher tax-exempt gains as well as the release of a tax provision in the insurance operations in 2002. The difference between statutory and effective rates was due primarily to a reduction in the taxes paid by the Group’s Dutch subsidiaries, for which the statutory rate was 34.5% and the effective rate was 19.1% in 2002.

Operating net profit increased EUR 620 million, or 18.1%, to EUR 4,053 million in 2003 compared to EUR 3,433 million in 2002, reflecting the increased pre-tax profits, although the effect of exchange rate movements between the euro and certain of the Group’s primary operating currencies decreased operating net profit in 2003 by EUR 49 million, compared to an increase of EUR 76 million in 2002, both net of US-dollar hedging. Including non-operating profits, net profits decreased EUR 457 million, or (10.2%), to EUR 4,043 million in 2003 compared to EUR 4,500 million in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Total operating income of ING Group increased by EUR 2,551 million, or 3.5% to EUR 76,101 million, from EUR 73,550 million in 2001, reflecting an increase in income of the Group’s insurance operations of 3.9% and an increase in the banking operations of 0.8%. Total operating expenditure increased EUR 2,875 million, or 4.2%, from EUR 68,588 million in 2001 to EUR 71,463 million in 2002, reflecting increases of 3.5% and 8.9% respectively, in total expenditure for the Group’s insurance and banking operations. The Group’s operating profit before tax increased in, Belgium, North America, Latin America and Australia, but declined in The Netherlands, Rest of Europe and Asia.

Consolidated operating profit before tax decreased EUR 324 million, or 6.5%, to EUR 4,638 million in 2002 compared to EUR 4,962 million in 2001, reflecting an increase of 13.5% for the insurance operations and a decrease of 32.4% for the banking operations. Including non-operating profits, profit before tax decreased EUR 145 million, or 2.4%, to EUR 5,921 million in 2002 compared to EUR 6,066 million in 2001. The Group’s consolidated taxes (operating) of EUR 873 million in 2002 and EUR 1,099 million in 2001 represented overall effective tax rates of 18.8% and 22.2%, respectively, compared to the statutory rates for the Group’s primary Dutch and other non-domestic operating subsidiaries that ranged from 16.5% to 47%, and averaged 35%. The difference between statutory and effective rates was due primarily to a reduction in the taxes paid by the Group’s Dutch subsidiaries, for which the statutory rate was 34.5% and the effective rate was 12.1% in 2002.

Operating net profit decreased EUR 106 million, or 3.0%, to EUR 3,433 million in 2002 compared to EUR 3,539 million in 2001, reflecting the decreased pre-tax profit and lower overall tax rates described above, as well as the effect of exchange rate movements between the euro and certain of the Group’s primary operating currencies, which increased operating net profit in 2002 by EUR 76 million, compared to an increase of EUR 12 million in 2001. Including non-operating profits, net profits decreased EUR 77 million, or 1.7%, to EUR 4,500 million in 2002 compared to EUR 4,577 million in 2001.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(EUR billions, except amounts per share )
Investments	335.0	297.6	307.4
Bank lending	292.6	284.4	254.2
Total assets	778.8	716.4	705.1
Insurance provisions
Life	188.2	186.0	204.6
Non-life	9.8	9.8	9.4
Total insurance provisions	198.0	195.8	214.0
Funds entrusted to and debt securities of the banking operations (1)	377.8	319.8	276.4
Due to banks	102.1	96.3	107.8
Total liabilities	757.5	698.1	683.6
Shareholders’ equity	21.3	18.3	21.5
Shareholders’ equity per Ordinary share	10.08	9.14	11.03

(1)	Funds entrusted to and debt securities of the banking operations consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.

Year ended December 31, 2003 compared to year ended December 31, 2002

Total assets increased by 8.7% in 2003 to EUR 778.8 billion, due to increased fixed income investments, bank lending and banks. Investments increased by EUR 37.4 billion, or 12.6%, to EUR 335.0 billion in 2003 from EUR 297.6 billion in 2002, representing a small increase of EUR 1.5 billion in insurance investments and an increase of EUR 36.0 billion in banking investments mainly attributable to ING Direct ( EUR 29.8 billion).

Bank lending grew EUR 8.2 billion, or 2.9%, rising to EUR 292.6 billion at the end of 2003 from EUR 284.4 billion at the end of 2002. Of this amount, EUR 143.7 billion related to lending in the Netherlands and EUR 148.9 billion to international lending. The total increase of EUR 8.2 billion was on balance due to decreased corporate loans mainly as a result of negative currency rate fluctuations, by EUR 5.2 billion and higher personal lending of EUR 13.4 billion.

Group shareholders’ equity increased by 16.9% or EUR 3,077 million to EUR 21,331 million at December 31, 2003 compared to EUR 18,254 million at December 31, 2002. On balance, net profit of EUR 4,043 million increased and exchange rate differences lowered shareholder’s equity by EUR (1,123) million. In addition, the portion of the 2002 final dividend and 2003 interim dividend paid caused shareholders’ equity to decrease by EUR 943 million offset by the issue of shares, of EUR 925 million, to fund the cash dividend.

Year ended December 31, 2002 compared to year ended December 31, 2001

Total assets increased by 1.6% in 2002 to EUR 716.4 billion, on balance due to decreased fixed income investments and an increase in bank lending volume. Investments declined by EUR 9.9 billion, or 3.2%, to EUR 297.6 billion in 2002 from EUR 307.4 billion in 2001, representing a reduction of EUR (25.7) billion in insurance investments, which was offset in part by an increase of EUR 15.8 billion in banking investments.

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

Group shareholders’ equity decreased by 15.2% or EUR 3,260 million to EUR 18,254 million at December 31, 2002 compared to EUR 21,514 million at December 31, 2001. Net profit of EUR 4,500 million and the changes in the value of ING Group N.V. shares held by group companies of EUR 822 million caused shareholders’ equity to increase. Write-offs of goodwill totaled EUR (1,176) million, which write-offs have been directly charged in full to shareholders’ equity. Realized revaluations released to the profit and loss account of EUR (1,051) million and unrealized revaluations after taxation amounted to EUR (3,343) million, mainly due to the revaluation of the equity portfolio due to the economic downturn. Exchange rate difference lowered shareholder’s equity by EUR (1,041) million. In addition, the portion of the 2001 final dividend and 2002 interim dividend paid caused shareholders’ equity to decrease by EUR 1,969 million.

SEGMENT REPORTING

ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. Each Executive Center formulates its strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board. Each Executive Center is also responsible for the preparation of its annual budget and each Executive Center monitors the realization of its policies and budgets and its business units. The following table sets forth the contribution of our Executive Centers to our Total operating income and Operating profit before tax for each of the years 2001-2003:

	Year ended December 31,
	2003	2002	2001	2003	2002	2001
	Total operational income			Operational result before taxation
	(EUR millions)
Europe (1)	28,571	26,955	27,217	4,305	3,242	3,888
Americas	31,973	40,608	39,388	1,086	1,043	884
Asia/Pacific	8,511	8,826	7,501	453	603	304
Other (2)	18	(288)	(556)	13	(250)	(114)

Total Group	69,073	76,101	73,550	5,857	4,638	4,962

(1)	As of December 31, 2002, the asset management business units ING Real Estate, Baring Asset Management, ING Trust, Parcom and Baring Private Equity Partners are part of EC ING Europe. The years prior to 2003 are restated accordingly. See “Item 4 Information on the Company”.

(2)	Reflects intersegment eliminations.

See Note 3.6.6 Segment Reporting to the Consolidated Financial Statements for a reconciliation of our segment operating results to our net profits under Dutch GAAP.

Year ended December 31, 2003 compared to year ended December 31, 2002

ING Europe

Gross premiums written in the life operations increased by EUR 639 million, or 7.5%, to EUR 9,199 million. Gross premiums written in the non-life operations increased EUR 23 million, or 1.1%, to EUR 2,202 million. Total income from the banking operations increased by EUR 137 million, or 1.3%, from EUR 10,693 million in 2002 to EUR 10,830 million in 2003, mainly due to an increase in the interest result. Income from the asset management activities, being mainly real property and venture capital activities rose by 13.4%, or EUR 97 million to EUR 822 million in 2003.

The operating profit before tax increased by 32.8% to EUR 4,305 million from EUR 3,242 million in 2002. The operating profit before tax of the insurance operations grew by 8.8%, although it was negatively affected by one-off items. Pressure on investment income and higher expenses resulted in lower life results in the Netherlands. The life operations in Belgium and Poland, however, performed well. The non-life results on the home markets in the Netherlands and Belgium developed very favorably. Operating profit before tax of the banking operations increased by 58.3% to EUR 2,253 million. Operating profit before tax from the asset management businesses rose by 38.8% to EUR 336 million.

According to US GAAP operating profit before tax would have been EUR 359 million lower in 2003 and EUR 736 million lower in 2002. This difference is mainly caused by the following reconciling items for 2003: the 2002 US GAAP operating profit included a goodwill impairment charge of EUR 1,168 million (2003: nil), accounting for derivative financial instruments held for risk management EUR (367) million (2002: EUR 60 million) and valuation of debt securities EUR 313 million (2002: EUR 573 million) . For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-102 to F-106.

ING Americas

Gross premiums written in the life business decreased by EUR 6,550 million, or 23.1%, from EUR 28,380 million in 2002 to EUR 21,830 million in 2003, mainly caused by decreased fixed annuities sales, which suffered from the depressed interest rate environment. Gross non-life premiums decreased EUR 803 million, or 14.7%, to EUR 4,660 million in 2003.

The operating profit before tax increased slightly by EUR 43 million from EUR 1,043 million to EUR 1,086 million, due to the impact of lower interest rates causing margin compression and lower fixed annuity sales as well as unfavorable mortality in the reinsurance business. Growth in the property and casualty businesses and higher benefit costs combined with one-time US costs increased total expenses with 2.9% . Excluding the impact of the currency hedge gain, exchange rates and one-off items, operating profit before tax increased 28.9% over 2002 to EUR 905 million. According to US GAAP operating profit before tax would have been EUR 445 million higher in 2003 and EUR 11,559 million lower in 2002. This difference is mainly caused by the following reconciling items for 2003 impairment of goodwill of EUR (125) million (2002: EUR (10,942) million), valuation of debt securities EUR (333) million (2002: EUR (375) million), realized results on sales and amortization of premiums and discount of debt securities EUR 833 million (2002: EUR 546 million), accounting for derivative financial instruments held for risk management EUR 283 million (2002: EUR (538) million). For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-102 to F-106.

ING Asia / Pacific

Gross premiums written in the life business decreased by EUR 243 million, or (3.3%), from EUR 7,436 million in 2002 to EUR 7,193 million in 2003. Gross premiums, life and non-life, of the developing markets operations (mainly Korea and Taiwan) increased 23.6% in local currencies. In Japan, premium income decreased by 1.4% in local currency due to the flat sales of single premium variable annuity product. Gross premiums of the non-life operations increased by 10.8% from EUR 362 million in 2002 to EUR 401 million in 2003.

The operating profit before tax of the insurance operations decreased by EUR 117 million, or 20.6%, primarily due to the operating gain of EUR 222 million in 2002 from the transaction with ANZ, to EUR 452 million in 2003. The operations in Australia, Japan, Hong Kong and Korea all showed improved results in local currencies. Results from Taiwan were lower, mainly because of an addition of EUR 50 million to the provision against a prolonged low interest rate environment. Excluding this provision and at constant exchange rates, profit increased.

The operating profit before tax of the banking operations decreased by EUR 33 million from EUR 34 million in 2002 to EUR 1 million in 2003, mainly because of lower dividends in 2003, EUR (18) million received on the investment in Kookmin Bank (South Korea) and lower results EUR (15) million regarding the 44% stake in Vysya Bank (India)

Year ended December 31, 2002 compared to year ended December 31, 2001

ING Europe

Gross premiums written in the life operations decreased by EUR 41 million, or 0.5%, to EUR 8,560 million. Gross premiums written in the non-life operations increased EUR 81 million, or 3.9%, to EUR 2,179 million. Total income from the banking operations increased by EUR 38 million, or 0.4%, from EUR 10,390 million in 2001 to EUR 10,620 million in 2002, on balance due to an increase in the interest result, which was almost fully offset by a strong decrease in commission income, reflecting overall market declines.

The operating profit before tax decreased by 16.6% to EUR 3,242 million from EUR 3,888 million in 2001. The operating profit before tax of the insurance operations grew by 7.5% due to higher realized capital gains on real property and lower operating expenses, while the operating profit before tax of the banking operations decreased by 35.3%, due to lower commissions and other income in the Belgian operations as well as substantial higher additions to the provision for loan losses, mainly in the German and American wholesale operations, partly offset by lower operating expenses. According to US GAAP operating profit before tax would have been EUR 736 million lower in 2002 and EUR 523 million lower in 2001. This difference is mainly caused by the following reconciling items for 2002: goodwill of EUR (1,168) million (2001: EUR (514) million) and mainly valuation of debt securities EUR 573 million (2001: EUR 15 million. For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-102 to F-106.

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

The operating profit before tax increased by EUR 159 million from EUR 884 million to EUR 1,043 million, caused by lower operating expenses, decreased interest expenses and higher investment income partly offset by substantially higher investment losses and increased charges due to DAC unlocking. According to US GAAP operating profit before tax would have been EUR 11,559 million lower in 2002 and EUR 1,917 million lower in 2001. This difference is mainly caused by the following reconciling items for 2002: impairment of goodwill of EUR (10,942) million (2001: EUR (1,216) million), valuation of debt securities EUR (375) million (2001: EUR (132) million), realized results on sales and amortization of premiums and discount of debt securities EUR 546 million (2001: EUR 230 million), accounting for derivative financial instruments held for risk management EUR (538) million (2001: EUR (321) million) and provision for future catastrophes and other accidental losses EUR (181) million (2001: EUR (329) million). For an explanation of differences between Dutch GAAP and US GAAP please refer to Notes 6.1 and 6.2 on pages F-102 to F-106.

ING Asia / Pacific

Gross premiums written in the life business increased by EUR 939 million, or 14.5%, from EUR 6,497 million in 2001 to EUR 7,436 million in 2002. Gross premiums of the life business in Australia decreased by 17.5% primarily due to the ING-ANZ joint venture formation, reducing ING’s share of premium Gross premiums of the ex-Greenfield operations (mainly Korea and Taiwan) increased 7.4% (14.6% in local currency). In Japan, premium income grew by 102% in local currency due to the strong sales of a newly introduced single premium variable annuity product. Gross premiums of the non-life operations increased by 15.3% from EUR 314 million in 2001 to EUR 362 million in 2002.

The operating profit before tax of the insurance operations increased by EUR 268 million, or 89.0%, to EUR 569 million in 2002. The profit includes EUR 222 million profit relating to the formation of the joint venture life and mutual fund operations in Australia with ANZ (ING 51% ownership). The operations in Australia, Japan, Taiwan and Korea all showed improved results.

The operating profit before tax of the banking operations increased strongly by EUR 31 million from EUR 3 million in 2001 to EUR 34 million in 2002, mainly caused by higher results of the Australian operations and the first time consolidation of ING Vysya Bank in India.

Investment portfolio impairments and unrealized losses

The carrying value of all investments in our investment portfolio is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The review includes, amongst other, an evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates, the extent to which the fair value is below the cost price, the period of time for which unrealized losses have existed and ING Group’s intent and ability to hold a security until fair value will recover. For all investments for which, based on such review, the unrealized losses are expected to be other than temporary, the amount of unrealized loss is charged to the profit and loss account.

     Unrealized losses

On a US GAAP basis, our consolidated investment portfolio included unrealized gains of EUR 11,245 million and unrealized losses of EUR 1,408 million as of December 31, 2003.

The table below provides a reconciliation of the net unrealized gains and losses on equity securities of EUR 919 million to the net unrealized gains and losses on a US GAAP basis as of December 31, 2003.

	Dutch GAAP	Additional	U.S. GAAP
		U.S. GAAP
		impairments
		(cumulative)
	(EUR millions)
Unrealized gains	2,243	—	2,518
Unrealized losses	1,324	1,435	164

Total	919	1,435	2,354

Under US GAAP, unrealized losses on equity securities are EUR 1,435 million (2002: EUR 1,770 million) lower as set out in Note 6.1.e. on page F-103.

The table below provides the gross unrealized loss on a US GAAP basis of EUR 1,408 million as of December 31, 2003 broken down by type of security and by the period of time for which the fair value was below cost price:

	Less than	Between 6
	6 months	and 12	More than
	below cost	months	12 months
		below cost	below cost	Total
	(EUR millions)
Debt securities:
Dutch Government	61	2		63
Foreign Governments	152	124	83	359
Corporate debt securities	257	221	47	525
Mortgage-backed securities	123	80	49	252
Other	14	26	5	45

Sub-total	607	453	184	1.244
Shares and convertible debentures	75	19	70	164

Total	682	472	254	1,408

The company does not consider the securities with unrealized losses for over 12 months of EUR 254 million to be impaired, since either:

-	the securities are only insignificantly lower than the cost price

-	the unrealized loss arose due to changes in interest rates, however this has not effected the expected future cash flows.

-	the securities are with counterparties who are considered not to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value

The unrealized losses on a U.S. GAAP basis of EUR 1,236 million as of December 31, 2002 are provided in the table below.

	Dutch GAAP	Additional	U.S. GAAP
	Gross	U.S. GAAP	Gross
	unrealized	impairments	unrealized
	losses	(cumulative)	losses
	(EUR millions)
Debt securities	903	—	903
Equity securities	2,103	1,770	333

Total	3,006	1,770	1,236

The table below provides the gross unrealized loss on a U.S. GAAP basis of EUR 1,236 million as of December 31, 2002 broken down by type of security and by the period of time for which the fair value was below cost price:

	Less than	More than
	6 months	6 months
	below cost	below cost	Total
	(EUR millions)
Debt securities	449	454	903
Equity securities	286	47	333

Total	735	501	1,236

     Impairments

Impairments are measured as the difference between the carrying value of a particular investment and the expected recoverable amount. Impairments are charged to the profit and loss account.

In 2003, we recorded impairments of EUR 689 million on a US GAAP basis (2002: EUR 2,248 million and 2001: EUR 1,136 million). Of such amount, EUR 474 million is related to our portfolio of debt securities (2002: EUR 716 million and 2001: EUR 451 million).

     Impairment of debt securities under Dutch GAAP

Unrealized losses on debt securities consist of two components: interest related unrealized losses and credit related unrealized losses. Interest related unrealized losses, which fully relate to fluctuations in risk free market interest rates, generally would not result in any impairments. Credit related unrealized losses may relate to impairment if it is uncertain whether future interest and principal payments will be collected.

Impairments on debt securities, recorded at redemption value under Dutch GAAP, are accounted for as a reduction of the carrying value of the debt security. This reduction is reversed in a subsequent period if the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income. The amount of the reversal is then included in the profit and loss account for the period.

Developments in 2003

The 2003 impairment review of the debt securities in our investment portfolio produced an impairment of EUR 141 million, of which EUR 135 million is related to our portfolio in the United States.

•	EUR 51 million on debt securities of issuers in the airline industry. The majority of our airline investments are comprised of Enhanced Equipment Trust Certificates (“EETC”). Since the events of September 11, 2001, the airline industry has suffered from reduced passenger volume due to a combination of security concerns and the slowdown in 2002 and gradual recovery in 2003 of the U.S. economy. Compounding the reduced volume are increased costs of enhanced security measures, increased fuel costs and relatively high cost structures. Over the past two years several carriers have sought bankruptcy protection and rejected a number of leases supporting debt structures similar to those held by ING resulting in our impairment.

•	EUR 31 million attributed to asset-backed securities.

•	EUR 11 million on debt securities of issuers in the cable and telecommunications industry. During 2003, the telecommunications industry remained under pressure due to a gradual recovery in the economy and an overcapacity of the industry’s infrastructure.

•	EUR 11 million on debt securities of issuers in the healthcare industry. The most significant holdings that were impaired due to material accounting irregularities.

Developments in 2002

Based on our review of the carrying value of the debt securities, we recorded impairments of EUR 583 million under Dutch GAAP, related to our portfolio of debt securities. The majority of the impairments related to our portfolio in the United States, of which the most significant items were the following:

•	EUR 144 million on debt securities of issuers in the energy industry. During 2002, the energy sector continued to feel the fallout of Enron, accounting irregularities and over-capacity due to a slowdown in the economy. Our assessment indicated that the debt securities of several issuers were impaired. The most significant holdings that were impaired related to NRG Energy (EUR 29 million).

•	EUR 193 million on debt securities of issuers in the cable and telecommunications industry. During 2002, the telecommunications industry was under considerable pressure due to questions about industry practices and over-capacity and due to a slowdown in the economy and over-building of the industry’s infrastructure. The most significant holdings that were impaired related to Worldcom (EUR 63 million).

     Impairment of debt securities under US GAAP

Under US GAAP impairments are determined similar to Dutch GAAP. In the case of impairment, the related unrealized loss (included in the revaluation reserve) is recorded through the profit and loss account. Under U.S. GAAP impairments may not be reversed in future periods. Impairments are treated as a reduction of cost price and are reversed upon sale of the asset. This difference has not resulted in any differences between the cost price of securities under Dutch GAAP and US GAAP in 2002 or 2003, as no impairments were reversed under Dutch GAAP.

The most significant item is the EUR 285 million (2002: EUR 154 million) impairment on asset-backed securities, collateralized debt obligations, mortgage-backed and mortgage-backed derivative securities was recorded based on EITF 99-20 requirements related to market values being below carrying value and adverse changes in cash flows.

     Impairment of equity securities under Dutch GAAP

Under Dutch GAAP, distinction is made between unrealized losses due to general market fluctuations and unrealized losses due to issuer-specific developments. Unrealized losses due to temporary fluctuations in equity markets do not lead to impairment. The impairment review focuses on issuer specific developments regarding financial condition and future prospects, taking into account the intent and ability to hold the securities under the ING Group’s long term investment strategy. Issuer specific developments may include significant financial difficulty of the issuer, a high probability of bankruptcy or other financial reorganization of the issuer and the disappearance of an active market for that financial asset due to financial difficulties. If, in a subsequent period, the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income, the loss should be reversed, with the reversal included in net result for the period.

Developments in 2003

Of the EUR 1,324 million unrealized losses on equity securities under Dutch GAAP that were in an unrealized loss position for more than six months as of December 31, 2003, EUR 887 million related to the equity security portfolio of our insurance operations in The Netherlands. The unrealized losses are concentrated in the nutrition industry (EUR 174 million), chemical industry (EUR 104 million), IT services (EUR 76 million), retail-wholesale (EUR 64 million), general industrials (EUR 57 million) and financials (EUR 25 million).

In 2003, ING Group recognized impairments of EUR 55 million under Dutch GAAP, consisting of several minor impairments, concentrated in the general industrials (EUR 16 million) and IT services (EUR 8 million).

Developments in 2002

Of the EUR 2,103 million of unrealized losses on equity securities under Dutch GAAP that were in an unrealized loss position for more than six months as of December 31, 2002, EUR 1,478 million related to the equity security portfolio of our insurance operations in the Netherlands.

The most significant categories of unrealized losses related to the nutrition industry (EUR 424 million), retail-wholesale (EUR 310 million), chemical industry (EUR 204 million), IT services (EUR 143 million) and temporary labor industry (EUR 108 million).

The impairment review process has resulted in EUR 292 million impairment charges on a Dutch GAAP basis, mainly relating to the investment portfolio of our insurance operations in The Netherlands, concentrated in the following industries:

•	Communications

The share prices of telecommunications companies were under considerable pressure in 2002 (see also comment on debt securities) which produced an impairment of EUR 139 million as under the long term investment strategy, ING Group did not have the intent to hold these securities.

•	Retail-wholesale

ING Group’s shareholding in Laurus, a large food retail company in The Netherlands, produced an impairment of EUR 69 million in 2002. Concerns about the continuity of Laurus if the company would not be able to attract new funding dragged the share price of Laurus down to EUR 1.50 at the time of the impairment.

     Impairment of equity securities under US GAAP

Under US GAAP, based on strict SEC interpretations, additional impairments are recognized for other than temporary unrealized losses on top of the impairments already recognized under Dutch GAAP.

An additional impairment may be recognized under US GAAP after giving additional consideration to the extent to which the fair value is below the cost price and the period of time for which unrealized losses have existed. Under US GAAP, impairments may not be reversed in future periods. Impairments are treated as a reduction of cost price and are only reversed upon sale of the asset. This difference has not resulted in any differences between the cost price of securities under Dutch GAAP and US GAAP in 2002 as no impairments were reversed under Dutch GAAP.

Developments in 2003

In 2003, under US GAAP, impairments of equity securities were EUR 335 million lower, as the adjustment for realized losses (either sold or impaired) under Dutch GAAP, which were already recognized under US GAAP in prior years, exceeds the additional impairment on a US GAAP basis.

In 2003, we recorded an impairment of EUR 215 million related to other than temporary losses on a US GAAP basis, concentrated in the temporary labor industry (EUR 62 million), IT services (EUR 54 million), nutrition industry (EUR 40 million) and retail-wholesale (EUR 11 million).

Developments in 2002

Under US GAAP, impairments of equity securities are EUR 1,085 million higher as set out in Note 6.1.e on page F-103. We recorded an impairment of EUR 1,532 million related to other than temporary losses on a US GAAP basis. The reconciling item relates to the impairment on a U.S. GAAP basis, adjusted for equity securities for which under US GAAP an impairment was recognised in 2001 and on which under Dutch GAAP a realized loss was recorded in 2002 (either sold or impaired under Dutch GAAP).

Of the impairment of EUR 1,532 million related to our portfolio of equity securities, the majority related to the portfolio of our insurance operations in The Netherlands. The impairments were concentrated in the nutrition industry (EUR 330 million), retail-wholesale (EUR 310 million), chemical industry (EUR 204 million), IT services (EUR 84), financials (EUR 38 million) and temporary labor industry (EUR 21 million).

     Impact on future earnings

Although all individual securities were reviewed to ensure that no material impairments or other than temporary losses were required to be charged to the profit and loss account in 2003, the identification of impairment and other then temporary losses and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after December 31, 2003 may indicate that certain unrealized losses that existed as of December 31, 2003 will need to be considered other than temporary, resulting in a negative impact on our profit and loss account.

Goodwill

In 2002, a significant difference existed between the result pursuant to Dutch GAAP, which was a profit of EUR 4,500 million, and the net loss of EUR 9,627 million pursuant to US accounting principles. This difference was primarily the result of the adoption of new goodwill requirements under US GAAP.

As of January 1, 2002 goodwill is no longer amortized but tested for impairment if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. See Note 7.12, ‘Business Combinations’ for additional information on the accounting treatment of goodwill under US GAAP.

Under Dutch GAAP, goodwill paid on acquisitions is directly charged to shareholders’ equity at the time of an acquisition. This difference between Dutch and US accounting principles is explained in Note 6.1 to the financial statements.

Transitional goodwill impairment test 2002

ING Group adopted SFAS 142 as of January 1, 2002 and performed the required assessment of whether there was any indication that goodwill was impaired as of the date of adoption. As a result,

certain goodwill was impaired and ING Group recognized a transitional goodwill impairment charge of EUR 13.103 billion in the 2002 profit and loss account for the cumulative effects of changes in accounting principles as required by SFAS 142.

The transitional goodwill impairment charge related to the following reporting units:

2002
Reporting unit
US	8,077
Latin America	2,836

Sub-total EC Americas	10,913
Germany	977
UK	191

Sub-total EC Europe	1,168
Greater China	1,022

Sub-total EC Asia/Pacific	1,022
Total transitional goodwill impairment charge	13,103

In performing the transitional goodwill impairment test ING Group determined the fair value of the reporting units using valuation techniques consistent with market appraisals for insurance companies and banks. The fair value of our insurance operations, including the reporting units US, Latin America and Greater China, was determined using a discounted cash flow model, discounting the future earnings arising on the books at December 31, 2001, requiring assumptions as to a discount rate and expectations with respect to future growth rates.

Goodwill allocated to the reporting units US, Latin America and Greater China mainly relates to the goodwill paid on the acquisition of ReliaStar Financial Corp., Aetna Financial Services and Aetna International in 2000. ING Group acquired these companies in 2000 at the height of the acquisition market. At the time of the acquisition, similar models were used to estimate the fair value of these entities, using then prevailing assumptions. These assumptions were significantly affected by the ongoing weakness in the overall economic conditions. In 2001, market and business conditions deteriorated compared to 2000, which has adversely affected the assumptions used at the time of acquisition and as a result, adversely affected the fair value of the reporting units. Future earnings were discounted at the risk free rate, adjusted for the basic risk premium that differs per country, which depends on the size of the business, immature market conditions and economic and political conditions. Discount rates used in the transitional goodwill impairment test are 11% for US, 12.5% to 16% for Latin America and 13.5% for Greater China.

The fair value of our banking operations, including the reporting units Germany and UK, was determined with a price/earnings multiple model, in which the 2002 forecasted profit was multiplied by the current price/earnings multiple for similar acquisitions. Goodwill allocated to these reporting units relates mainly to the acquisition of BHF-BANK A.G. in 1998. Since then, the price/earnings multiple for similar acquisitions has decreased significantly given the overall weakness in the economy set out above, which has adversely affected the fair value of the reporting unit.

Annual goodwill impairment tests

The 2002 annual goodwill impairment test did not result in any impairment charges. In 2003, the annual goodwill impairment test was performed in the fourth quarter for all reporting units. With the exception of reporting unit Latin America discussed below, there is no indication that goodwill was impaired as of December 31, 2003.

Goodwill for reporting unit Latin America was almost fully impaired in the 2002 transitional goodwill impairment test. Remaining goodwill for reporting unit Latin America was EUR 461 million, of which

EUR 439 million related to the 49% interest in Sul América, accounted for under the equity method in the Dutch GAAP annual accounts. Goodwill allocated to equity method investments is not tested for impairment in accordance with SFAS 142 but under APB 18, which requires that a other than temporary decline in value of an equity method investments is recognized in the profit and loss account.

As of December 31, 2003 the fair value, estimated using a discounted cash flow model was below carrying value. Since the acquisition in 2002, the local economic environment and business conditions deteriorated, leading to higher interest rates and devaluation of the Real. The decline in fair value is viewed as other than temporary and ING Group has recognized an impairment charge of EUR 101 million for US GAAP purposes.

This impairment charge had no impact on net income under Dutch GAAP since goodwill has not been capitalized but charged to equity immediately at the time of the acquisition.

The following discussions are based on our consolidated financial statements (see “Item 18. Financial Statements”) and should be read in conjunction with those statements. ING Group evaluates the results of its insurance operations and banking operations using non-GAAP financial performance measures called operating result before taxation and operating (net) profit. See page 69, Consolidated Results of Operations.

INSURANCE OPERATIONS

The following table sets forth selected financial information for the Group’s consolidated insurance operations for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Income from insurance operations:
Gross premiums written:
Life	38,231	44,367	44,557
Non-life	7,288	7,917	5,903

Total	45,519	52,284	50,460
Income from investments	9,721	10,506	9,723
Commissions and other income	2,320	2,127	2,281

Total (1)	57,560	64,917	62,464

Net premiums written:
Life	37,129	43,274	43,157
Non-life	6,358	6,642	5,288

Total	43,487	49,916	48,445

Operating profit before tax from insurance activities:
Life	2,478	2,603	2,285
Non-life	1,008	567	507

Total	3,486	3,170	2,792
Taxation	861	540	622
Third party interests	117	92	73

Operating net profit	2,508	2,538	2,097

(1)	Under US GAAP total operating income 2003 was EUR 36,676 million (2002 EUR 36,991 million, 2001: EUR 37,280 million). The difference with Dutch GAAP mainly relates to contracts that do not expose the Company to significant mortality or morbidity risks. (See note 6.4.k to the Consolidated Financial Statements).

The following table sets forth the breakdown of gross premiums written and profits before tax by geographic area for the Group’s consolidated insurance operations for each of the years indicated. The relationship between gross premiums written and profits before tax varies significantly between geographic areas and from year to year, based upon a variety of factors, including differences in regulatory requirements, product mixes and levels of competition in different countries, as well as our capital allocation and internal funding policies.

	Gross premiums written			Profit before tax
	2003	2002	2001	2003	2002	2001
	(EUR millions)			(EUR millions)
The Netherlands	7,429	6,786	7,164	1,471	1,391	1,539
Belgium	2,568	2,335	1,878	109	74	75
Rest of Europe	1,404	1,618	1,657	230	155	176
North America	24,314	30,699	30,707	802	820	652
Latin America	2,338	3,293	2,300	292	307	174
Asia	5,950	6,035	4,782	280	245	226
Australia	1,644	1,763	2,029	176	329	80
Other	342	388	216	126	(151)	(130)
Premiums between geographic areas (1)	(470)	(633)	(273)	—	—	—

Total	45,519	52,284	50,460	3,486	3,170	2,792

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

Year ended December 31, 2003 compared to year ended December 31, 2002.

On a consolidated basis, the Group’s insurance operations contributed EUR 3,486 million and EUR 3,170 million to the Group’s profits before tax in 2003 and 2002, respectively, and EUR 2,508 million and EUR 2,538 million to the Group’s net profits in such years. Changes in income and profit were affected by disposals in 2003 (i.e. Seguros Bital, Sviluppo), the joint venture with ANZ (one of Australia’s major banks) which we entered into in 2002, and by a few smaller acquisitions and divestitures.

     Total income

Total income from insurance operations in 2003 decreased by EUR 7,357 million, or 11.3%, to EUR 57,560 million, from EUR 64,917 million in 2002. The decrease was fully caused by exchange rate movements, as the euro strengthened against most other currencies. Gross premiums decreased by EUR 6,765 million mainly due to currency effects. However, gross premiums in the Netherlands and Belgium increased by 9.5% and 10.0% respectively. Investment income decreased by 7.5% over 2002 levels due to currency effects, and the operating part of the ANZ gain in 2002; however, realized capital gains on real estate were higher than in 2002. Despite the currency effect, commissions and other income increased by EUR 193 million, or 9.1%, amongst others due to a gain from, primarily discontinued reinsurance activities (EUR 303 million) and the release of a catastrophe provision (EUR 88 million), both in 2003, which was, in part, offset by the profit on the surrender of a group life contract (EUR 120 million) in 2002.

The total impact of exchange rate movements amounted to EUR (7,735) million. Acquisitions and divestitures decreased total income by EUR 263 million. The organic growth of total income, disregarding the influence of acquisitions, divestitures and exchange rate movements, was EUR 642 million or 1.2%, reflecting on balance flat gross premiums (Life (0.8%) and Non-life 4.2%) and 5.7% higher investment income, commissions and other income.

     Profit before tax

The profit before tax from the Group’s insurance activities increased in 2003 by EUR 316 million, or 10.0%, to EUR 3,486 million, from EUR 3,170 million in 2002, reflecting a decrease in life operations of 4.8% and a growth in non-life operations of 77.8%. The influence of exchange rate movements decreased the profit before tax by EUR 220 million, mainly due to the depreciation of most currencies against the euro, offset in part by EUR 98 million higher hedge profits. Higher profits were generated especially in the Netherlands, Belgium, rest of Europe, Asia and Other regions while North America, Latin America and Australia showed lower profits compared with 2002.

Operating expenses for 2003 decreased by 5.9% over 2002, as personnel expenses decreased by 1.0% and other operating expenses decreased by 11.4%. Excluding exchange rate differences and acquisitions and divestments, total operating expenses increased organically by 6.5%, mainly because of higher pension costs, additional expenses with regard to the improvement of the service levels of the Dutch operations, implementation costs of shared service centres, reorganization costs in the US and Poland and increased claim handling expenses in some business units. In addition, a strong expense growth in Canada and Korea.

The difference between the (adjusted) premium and (adjusted) expense growth of the life and non-life operations, excluding Australia (due to the influence of the ANZ joint venture), was (7.8) percentage points compared to 16.1% in 2002. The deterioration primarily reflects much higher expenses in the Netherlands and lower fixed annuities sales and higher expenses in North America.

     Taxation

The overall effective tax rate in 2003 for the Group’s insurance operations was 24.7%, compared to a 17.0% rate in 2002. The tax rate increase was mainly caused by the release of a tax provision in 2002 and lower tax-exempt gains in 2003.

     Operating net profit

Operating net profit for the Group’s insurance operations in 2003 amounted to EUR 2,508 million, a decrease of EUR 30 million, or 1.2% compared with 2002.

     Embedded value of life operations

At the end of 2003, the total embedded value of ING’s life insurance operations was EUR 21.7 billion compared to EUR 23.3 billion at year-end 2002. The primary reasons for the decline in embedded value are the lower assumed investment return especially in the Netherlands and Asia/Pacific and the impact of the strengthening of the euro. The value of new business written decreased from EUR 519 million in 2002 to EUR 440 million in 2003. This decrease reflects lower sales and lower returns on investment. During 2003 ING invested EUR 1,479 million to write new life insurance business. The overall rate of return expected on this investment is 10.9%. This compares to an overall return of 11.5% in 2002. The expected rate of return in developing markets is 15.3%.

Year ended December 31, 2002 compared to year ended December 31, 2001.

On a consolidated basis, the Group’s insurance operations contributed EUR 3,170 million and EUR 2,792 million to the Group’s profits before tax in 2002 and 2001, respectively, and EUR 2,538 million and EUR 2,097 million to the Group’s net profits in such years. Changes in income and profit were affected by the increased shareholding in Seguros Comercial América (SCA) in Mexico from 41.5% in June 2001 to almost 100% at the end of 2001, the joint venture with ANZ (one of Australia’s major banks) and by a few smaller acquisitions and divestments. The profit of SCA for the first six months of 2001 has been consolidated on equity accounting basis; since July 1, 2001 SCA has been fully consolidated. In 2002 the name of SCA was changed to ING Comercial América (ICA). The operating part of the profit relating to the formation of the joint venture life and mutual fund operations in Australia with ANZ amounted to EUR 222 million and is included in investment income. The remaining EUR 247 million has been reported as non-operating net profit

     Total income

Total income from insurance operations in 2002 increased by EUR 2,453 million, or 3.9%, to EUR 64,917 million, from EUR 62,464 million in 2001, mainly reflecting the increased shareholding in ICA. Gross premiums increased by EUR 1,824 million of which EUR 1,509 million was due to the increased shareholding in ICA in Mexico. Asia and Belgium were also higher but the Netherlands, Rest of Europe, South America and Australia showed a decrease in gross premiums written. Investment income increased by 8.1% over 2001 levels (higher realized capital gains on real estate and the operational part of the ANZ gain were partly offset by higher default losses) and commissions and other income decreased by EUR 154 million, or 6.8%, amongst others due to depressed stock markets and lower assets under management.

The total impact of exchange rate movements amounted to EUR (2,533) million. Acquisitions and divestitures and the impact of ANZ Australia increased total income by EUR 1,522 million. The organic growth of total income, disregarding the influence of acquisitions, divestitures, ANZ Australia and exchange rate movements, was EUR 3,464 million or 6.1%, reflecting increases in gross premiums (Life and Non-life) of 6.1% and increases in investment income, commissions and other income of 6.4%.

     Profit before tax

The profit before tax from the Group’s insurance activities increased in 2002 by EUR 378 million, or 13.5%, to EUR 3,170 million, from EUR 2,792 million in 2001, reflecting growth in life operations of 13.9% and non-life operations of 11.8%. The influence of exchange rate movements decreased the profit before taxation by EUR 62 million, mainly due to the depreciation of the US dollar versus the euro. However, this effect was fully offset by a EUR 63 million higher (USD and CAD) hedge profit. Higher profits were generated especially in North America, Latin America, Asia and Australia but the Netherlands, Belgium, rest of Europe and Other region showed lower profits compared with 2001.

Operating expenses for 2002 decreased by 6.8% over 2001. Operating expenses consist of personnel expenses, which grew by 1.2%, and other operating expenses, which decreased by 14.5%; claims handling expenses are now included in other operating expenses and rose from EUR 205 million in 2001 to EUR 391 million in 2002. The overall decline in operating expenses was mainly driven by the significant expenses reductions in the United States in 2002 and the restructuring charge relating to the integration of the Aetna/ReliaStar acquisitions in 2001.

The positive difference between the (adjusted) premium and (adjusted) expense growth of the life and non-life operations, excluding Australia (due to the influence of the ANZ joint venture), was 16.1 percentage points compared to 2.8% in 2001. The improvement primarily reflects increased fixed annuity sales in the United States and successful expense reduction.

Taxation

The overall effective tax rate in 2002 for the Group’s insurance operations was 17.0%, compared to a 22.3% rate in 2001. Apart from the release of a tax provision, the decrease stems from the tax-exempt gain on the formation of the joint venture with ANZ and from the tax-exempt release of contingent provisions in the United States. Tax free dividends on 5% interests decreased.

Operating net profit

Operating net profit for the Group’s insurance operations in 2002 amounted to EUR 2,538 million, an increase of EUR 441 million, or 21.0% compared with 2001.

Embedded value of life operations

At the end of 2002, the total embedded value of ING’s life insurance operations was EUR 23.3 billion compared to EUR 25.8 billion at year-end 2001. The primary reasons for the decline in embedded value relate to the poor economic environment, e.g. negative equity returns and low investment yields. The value of new business written in 2002 was EUR 519 million, a substantial increase over the 2001 level of EUR 336 million. During 2002 ING invested EUR 1,862 million to write new life insurance business. The overall rate of return expected on this investment is 11.5%. This compares to an overall return of 11.2% in 2001. The expected rate of return in developing markets is 15.0%.

Life insurance operations

The following table sets forth certain summarized financial information for the Group’s life insurance operations for the years indicated.

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Gross premiums	38,231	44,367	44,557
Net premiums (1)	37,129	43,274	43,157
Income from investments	8,285	8,289	8,330
Other income	94	223	155

Total income	45,508	51,786	51,642
Life policy benefits paid or provided for	39,236	44,804	44,513
Operating expenses	2,459	2,601	3,159
Acquisition costs and other expenses	1,335	1,778	1,685

Total expenses	43,030	49,183	49,357

Profit before taxation	2,478	2,603	2,285

(1)	Net of reinsurance premiums ceded of EUR 1,102 million, EUR 1,093 million and EUR 1,400 million, in 2003, 2002 and 2001 respectively.

The following table sets forth the Group’s gross life premiums by geographic area and type of product for the years indicated.

	Year ended December 31,
	2003	2002	2001
		(EUR millions)
The Netherlands
Individual
Single premium	1,788	1,517	1,678
Periodic premium	1,561	1,584	1,598

Total	3,349	3,101	3,276
Group
Single premium	904	675	989
Periodic premium	1,314	1,125	1,057

Total	2,218	1,800	2,046
Reinsurance assumed	15	26	31

Total	5,582	4,927	5,353
Belgium
Individual
Single premium	1,888	1,696	1,293
Periodic premium	193	190	174

Total	2,081	1,886	1,467
Group
Single premium	51	49	55
Periodic premium	124	117	103

Total	175	166	158
Reinsurance assumed	1	1

Total	2,257	2,053	1,625
Rest of Europe
Individual
Single premium	85	240	164
Periodic premium	1,185	1,108	1,024

Total	1,270	1,348	1,188
Group
Single premium	49	177	311
Periodic premium	41	54	37

Total	90	231	348
Reinsurance assumed	1	87

Total	1,360	1,580	1,623
North America
Individual
Single premium	597	4,025	4,436
Periodic premium	8,188	8,727	7,906

Total	8,785	12,752	12,342
Group
Single premium	1,615	5,468	7,861
Periodic premium	9,672	8,142	7,123

Total	11,287	13,610	14,984
Reinsurance assumed	1,298	1,268	1,391

Total	21,370	27,630	28,717

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Latin America
Individual
Single premium	121	233	300
Periodic premium	140	166	211

Total	261	399	511
Group
Single premium	122	172	85
Periodic premium	83	176	143

Total	205	348	228
Reinsurance assumed

Total	466	747	739
Asia
Individual
Single premium	987	1,180	90
Periodic premium	4,819	4,679	4,499

Total	5,806	5,859	4,589
Group
Single premium	1	1	3
Periodic premium	98	109	125

Total	99	110	128
Reinsurance assumed		1

Total	5,905	5,969	4,718
Australia
Individual
Single premium	711	901	1,080
Periodic premium	403	298	265

Total	1,114	1,199	1,345
Group
Single premium	58	140	261
Periodic premium	116	128	173

Total	174	268	434
Reinsurance assumed

Total	1,288	1,467	1,779
Other
Reinsurance assumed	6	3	5
Premiums between geographic areas (1)	(3)	(9)	(2)

Total	38,231	44,367	44,557

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

Year ended December 31, 2003 compared to year ended December 31, 2002

Premium income

Gross premium income of the Group’s life operations in 2003 decreased by EUR 6,136 million, or 13.8%, compared to 2002 levels. Disregarding the negative effects of exchange rate movements (EUR (5,623) million) and acquisitions/divestitures (EUR (217) million), gross premium income for the Group decreased organically by EUR 296 million or 0.8%, due (primarily) to the uncertainty of consumers about the economic climate, the fierce competition in the main insurance markets and the choice of ING for profitability above market share. However, Life premiums in the Dutch and Belgian Life market showed double digit growth. Excluding guaranteed investment contracts (GICs) premium income in the United States dropped organically by 7.4%, mainly due to lower sales of annuities.

Life policy benefits paid or provided for

Life policy benefits paid or provided for consist of life benefits paid to policy owners and beneficiaries, increases in life insurance provisions and profit sharing and rebates for policyholders. Total life policy benefits decreased by EUR 5,568 million, or 12.4%, to EUR 39,236 million from EUR 44,804 million in 2002, in each case net of reinsurance. Life policy benefits paid and insurance provisions decreased by EUR 5,764 million, or 13.0%, to EUR 38,481 million in line with the decrease in premiums. Profit sharing and rebates, which consist of distributions (in the form of a reduction of premiums or credits) to policyholders with respect to portfolio yield or the profits of the policy issuing company, increased from EUR 60 million in 2002 to EUR 328 million in 2003; bonuses added to policies decreased from EUR 499 million in 2002 to EUR 426 million in 2003.

Operating expenses

Life operating expenses decreased by EUR 142 million, or 5.5%, from EUR 2,601 million in 2002 to EUR 2,459 million in 2003. The decrease was fully due to exchange rate movements.

Profit before tax

The profit before tax from life insurance operations in 2003 decreased by 4.8% or EUR 125 million compared with 2002 to EUR 2,478 million.

This decrease can be attributed primarily to the operational part of the ANZ gain (EUR 222 million) in Australia in 2002 and lower profits in the Netherlands and North America.

The following table sets forth a geographic breakdown of the profits before taxation of the Group’s life operations:

	Year ended December 31,
	2003	2002
	(EUR millions)
The Netherlands	1,212	1,238
Belgium	86	72
Rest of Europe	220	149
North America	583	642
Latin America	127	127
Asia	281	251
Australia	101	290
Other	(132)	(166)

Total	2,478	2,603

     In the Netherlands, profit before tax decreased by EUR 26 million, or 2.1%, over 2002 levels due to lower interest income and lower dividend income mainly as a consequence of measures to strengthen ING’s capital base and to reduce core debt. Higher realized capital gains on real estate partly offset these effects. Operating expenses were higher, due to higher pension costs as well as expenses to reduce backlogs and improve the service level. Mortality and morbidity experience improved over 2002. One-time items amounted to EUR 160 million in 2003 (release of a catastrophe provision and a gain from previously discontinued reinsurance business) versus EUR 120 million in 2002 (profit on the surrender of a group life contract).

     In Belgium, profit before tax rose by EUR 14 million or 19.4% from 2002 levels, mainly due to the strong retail profit on universal life products.

     In the Rest of Europe, the profit before tax increased by EUR 71 million, or 47.7%, to EUR 220 million, including part of the gain on the sale of ING Sviluppo (EUR 56 million; an additional EUR 15 million was recorded in the Other area). Almost all operations in Eastern Europe as well as Greece and Spain posted higher profits than in 2002.

     In North America, profit before tax decreased by EUR 59 million, or 9.2%, to EUR 583 million. However, excluding currency impact, currency hedge gain and the release in 2002 of contingent provisions associated with prior acquisitions, the profit before tax in North America increased by EUR

69 million or 18.3%. Higher profits in the US were mainly caused by improved equity markets and lower net credit related investment losses, partly offset by lower investment spreads and unfavorable individual reinsurance product experience.

     In Latin America, profit before tax amounted to EUR 127 million, equal to 2002. Excluding the currency impact and the gain from the sale of the Seguros Bital joint venture in Mexico the profit before tax decreased by EUR 12 million, mainly due to Argentina (currency gain from working capital denominated in USD in 2002) and the impact of divestitures in 2002.

     In Asia, profit before tax was EUR 281 million, EUR 30 million higher than in 2002. The main contributors to this growth were Korea and Japan. Profits from Japan increased mainly due to higher results on mortality and morbidity and profits in Korea rose due to better results on mortality, interest, expenses and surrenders. Businesses in the developing markets of China, India and Thailand also posted substantial increases. Profits from Taiwan were lower, mainly because of an addition of EUR 50 million to the provision against a prolonged low interest rate environment.

     In Australia, profit before tax decreased by EUR 189 million to EUR 101 million in 2003. Excluding the EUR 222 million of the operational part of the ANZ gain in 2002, profit before tax rose by EUR 33 million, reflecting the continuing strong underwriting environment, higher premium rates and favorable claims experience.

     Profit before tax in the area Other (for a large part consisting of paid interest on core debt) improved amongst others due to EUR 15 million from the gain on the sale of ING Sviluppo (reinsurance business).

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

Operating expenses

Life operating expenses decreased by EUR 558 million, or 17.7%, from EUR 3,159 million in 2001 to EUR 2,601 million in 2002. The strong decrease was mainly caused by aggressive expense management in all regions (especially in the US) resulting in a decrease which was substantially higher than the decrease in premiums written (0.4%).

Profit before tax

     The profit before tax from life insurance operations in 2002 increased by 13.9% or EUR 318 million compared with 2001 (of which EUR 116 million was from realized capital gains on real estate) to EUR 2,603 million.

This increase can be attributed primarily to the operational part of the ANZ gain (EUR 222 million) in Australia and higher profits in the Netherlands, North America, Latin America and Asia.

The following table sets forth a geographic breakdown of the profits before tax of the Group’s life operations:

	Year ended December 31,
	2002	2001
	(EUR millions)
The Netherlands	1,238	1,404
Belgium	72	69
Rest of Europe	149	175
North America	642	442
Latin America	127	102
Asia	251	224
Australia	290	59
Other	(166)	(190)

Total	2,603	2,285

     In the Netherlands, profit before tax decreased by EUR 166 million, or 11.8%, over 2001 levels. In 2001, the Dutch life profit was supported by a partial release of a catastrophe provision and a gain from old reinsurance business. Interest received on an intercompany loan to the US operations was lower than last year. Profits on venture capital activities were also lower compared to 2001. In 2002 a profit on the surrender of a group life contract was partly offset by a lower result on interest and mortality.

     In Belgium, profit before tax increased by EUR 3 million or 4.3% from 2001 levels, mainly as a result of a strong growth in the Individual Life profits due to a sharp increase in the sale of unit-linked products.

     In the Rest of Europe, profit before tax decreased by EUR 26 million, or 14.9%, to EUR 149 million. Substantially lower profits in Greece (in 2001 EUR 50 million profit from the strategic alliance with Piraeus Bank) were partly compensated by higher profits in Italy, Poland, Romania, Hungary and the Czech Republic.

     In North America, profit before tax increased by EUR 200 million, or 45.2%, to EUR 642 million. Excluding the release in 2002 of contingent provisions associated with prior acquisitions, the profit in North America increased by EUR 94 million. The increase reflects significant expense reductions, higher investment income and lower financing costs. Accelerated amortization of deferred acquisition costs (EUR 263 million), higher credit related investment losses (net of DAC EUR 318 million) and lower revenues on assets under management negatively impacted the profit. The World Trade Centre losses (EUR 150 million) and a restructuring charge relating to the US reorganization adversely impacted the 2001 profit. The hedge program of the US and Canadian dollar contributed EUR 85 million before tax compared to EUR 22 million in 2001

     In Latin America, profit before tax amounted to EUR 127 million, compared with EUR 102 million in 2001. The increase was mainly due to higher profits in Argentina (currency exchange gains from working capital denominated in USD), Chile and lower allocated head office expenses, partly offset by lower profits in Mexico.

     In Asia, profit before tax was EUR 251 million, EUR 27 million higher than the 2001 profit before tax. Higher profits in Taiwan (growth of business in combination with tight cost control), Korea (ongoing strong production, better persistency and improved claims) and Japan (lower claims and surrenders as well as reduced costs due to changes in distribution), were partly offset by the start-up loss of the joint venture Vysya Life India.

     In Australia, profit before tax increased by EUR 231 million to EUR 290 million in 2002. EUR 222 million of the increase reflects the operational part of the ANZ gain.

     Profit before tax in the area Other (for a large part consisting of paid interest on core debt) showed in 2002 a loss before tax of EUR 166 million and in 2001 a loss of EUR 190 million.

Non-life insurance operations

The following table sets forth certain summarized financial information for the Group’s non-life operations for the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Gross premiums written	7,288	7,917	5,903
Net premiums earned (1)	6,128	6,297	5,283
Income from investments	920	732	649
Other income	9	62	13

Total income	7,057	7,091	5,945
Claims and claims expenses	3,945	4,390	3,717
Operating expenses	849	911	808
Acquisition costs and other expenses	1,255	1,223	913

Total expenses	6,049	6,524	5,438

Profit before tax	1,008	567	507

(1)	Net of reinsurance ceded of EUR 930 million, EUR 1,275 million and EUR 614 million in 2003, 2002 and 2001, respectively and changes in provision for unearned premiums and unexpired insurance risks.

The following table sets forth the Group’s non-life gross written premiums by geographic area:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
The Netherlands	1,847	1,859	1,811
Belgium	311	282	253
Rest of Europe	44	38	34
North America	2,944	3,069	1,990
Latin America	1,872	2,546	1,561
Asia	45	66	64
Australia	356	296	250
Other	337	385	211
Premiums between geographic areas (1)	(468)	(624)	(271)

Total	7,288	7,917	5,903

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

Year ended December 31, 2003 compared to year ended December 31, 2002

Premium income

Gross premium income of the Group’s non-life operations in 2003 decreased by EUR 629 million, or 7.9%, over 2002 levels. Disregarding the negative effects of exchange rate movements (EUR (873) million) and acquisitions/divestitures (EUR (48) million), gross premium income for the Group increased organically by EUR 292 million or 4.2%.

Non-life gross premiums in the Netherlands decreased by 0.6% mainly in the loss of income and accident lines. In Belgium all lines of business, but especially motor and fire, contributed to the 10.2% growth. Gross premiums in North America decreased by 4.1%, but rose organically by 9.2% thanks to Canada (motor, miscellaneous and fire) and the US (health). Latin America showed an organic decrease of 2.0% due to Mexico (miscellaneous and motor), and gross premiums Australia rose organically by 20.9%, primarily due to miscellaneous and fire due to rate increases. The decrease of the non-life premium income in Other areas is fully due to reinsurance premiums.

Net non-life premiums written in 2003 and 2002 reflected premiums ceded to reinsurers of EUR 930 million and EUR 1,275 million, respectively, resulting in overall retention levels of 87.2% in 2003 and 83.9% in 2002. Net non-life premiums written amounted to EUR 6,358 million in 2003 compared to EUR 6,642 million in 2002.

Claims and claims expenses

Claims and claims expenses for the Group’s non-life business decreased by EUR 445 million, from EUR 4,390 million in 2002 to EUR 3,945 million in 2003, due to nearly all business lines, especially Health EUR (123) million, Automobile EUR (128) million and Accident EUR (115) million. Claims and claims expenses in the reinsurance business were EUR 60 million lower than in 2002. For a more detailed discussion of unpaid claims and claims adjustment expenses and developments between years, see Note 7.7 of Notes to the Consolidated Financial Statements contained in this Annual Report.

The development of net premiums earned and claims and claims expenses resulted in a lower overall non-life loss ratio (69.3% versus 75.0%). All regions contributed to this improvement. By business line, the loss ratio of Fire improved by 3.7 percentage points to 55.7% in 2003, the loss ratio of Loss of Income/Accident improved by 12.1 percentage points to 66.9% and the loss ratio of Automobile improved by 5.0 percentage points to 72.4%.

Operating expenses

Operating expenses decreased by EUR 62 million or 6.8% from EUR 911 million in 2002 to EUR 849 million in 2003, fully due to exchange rate movements.

Profit before tax

The profit before tax from non-life insurance operations in 2003 increased by EUR 441 million, or 77.8%, compared with 2002, to EUR 1,008 million. This increase was due to all regions, except Latin America (caused by currency influences). The following table sets forth the profit before taxation of the Group’s non-life operations by geographic area:

	Year ended December 31,
	2003	2002
	(EUR millions)
The Netherlands	259	153
Belgium	23	2
Rest of Europe	10	6
North America	219	178
Latin America	165	180
Asia	(1)	(6)
Australia	75	39
Other	258	15

Total	1,008	567

The following table sets forth loss, expense and combined ratio information for the Group’s non-life operations by geographic area for the years 2003 and 2002:

	Year ended December 31,
	2003	2002	2003	2002	2003	2002
	Loss ratio		Expense ratio		Combined ratio
			(all figures %)
The Netherlands	69.9	77.5	30.9	28.9	100.8	106.4
Belgium	70.6	76.7	35.1	34.7	105.7	111.4
Rest of Europe	40.9	49.8	37.0	41.6	77.9	91.4
North America	73.9	77.7	24.7	25.6	98.6	103.3
Latin America	68.1	68.8	26.9	25.6	95.0	94.4
Asia	55.1	66.6	43.5	51.5	98.6	118.1
Australia	49.9	66.9	28.5	29.5	78.4	96.4
Other	41.8	94.4	52.0	7.8	93.8	102.2

Total non-life	69.4	75.0	28.2	27.1	97.6	102.1

     In the Netherlands, non-life profit before tax increased by EUR 106 million from EUR 153 million in 2002 to EUR 259 million in 2003. Especially the result of loss of income/accident rose strongly, mainly as a result of a favorable run-off of outstanding claims from former years and the release of a redundant insurance provision. The results from motor insurance also developed favorably.

     In Belgium, non-life profit before tax increased from EUR 2 million in 2002 to EUR 23 million in 2003, due to premium rate increases and an improved claims ratio in both the retail and wholesale business.

     In the Rest of Europe, non-life profit before tax rose in 2003 by EUR 4 million to EUR 10 million due to higher results in fire.

     In North America, non-life profit before tax increased by EUR 41 million, or 23.0%, to EUR 219 million in 2003. Excluding currency effects the organic increase was EUR 59 million, mainly due to Canada (EUR 52 million). Canada delivered a record combined ratio of 94.9% in 2003 improving from 97.7% in 2002. Strong underwriting performance combined with organic premium growth of 10.9% mainly caused these higher profits. Non-life profits in the US rose organically by EUR 7 million due to increased health results.

     In Latin America, non-life profit before tax decreased from EUR 180 million in 2002 to EUR 165 million in 2003. However, excluding the currency impact and the gain from the sale of the Seguros Bital joint venture in Mexico the profit before tax increased by EUR 24 million, mainly due to higher profits in Mexico (EUR 11 million, mainly investment income), Brazil (EUR 6 million) and Chile (EUR 4 million).

     In Asia, non-life profit before tax increased from a loss of EUR 6 million in 2002 to a loss of EUR 1 million in 2003. The increase was mainly due to health, partly offset by miscellaneous.

     In Australia, non-life profit before tax increased by EUR 36 million to EUR 75 million in 2003, mainly due to higher results in the loss of income, accident and miscellaneous lines, largely caused by higher premiums, improved claims ratios and in the release of prior year provisions.

     The non-life profit before tax of Other areas, mainly the in-house reinsurance activities (ING Reinsurance), was strongly affected by the unallocated one-off gain from previously discontinued reinsurance activities in 2003 (EUR 228 million). In addition the higher results reflected on improved claims ratio in the fire lines as a result of lower catastrophe claims.

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

The increase mainly reflects higher premium income in the Netherlands (largely reflecting higher premiums in Health and Loss of income/Accident and Fire), Belgium (all lines of business contributed to the growth), North America (in Canada the increase was partly due to the acquisition of the Zurich business at the end of 2001 and in the US due to higher reinsurance premiums) and Latin America (in Mexico ING Comercial América (ICA) contributed EUR 1,300 million to the growth, due to the increased shareholding, partly offset by decreased premium income due to the sale of Columbia Aetna and the non-life business in Argentina).

The increase of the non-life premium income in Other areas is fully due to reinsurance premiums relating to the acquired Zurich business, ceded by the Canadian operations to the Group’s in-house reinsurance company, which in turn part of the business ceded to the operations in the United States.

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

Claims and claims expenses

Claims and claims expenses for the Group’s non-life business increased by EUR 673 million, from EUR 3,717 million in 2001 to EUR 4,390 million in 2002 for the greater part due to the increased shareholding in ICA. Claims and claims expenses in the business line Automobile were EUR 300 million higher than in 2001 and in Health EUR 186 million higher. Claims and claims expenses in the reinsurance business were EUR 241 million higher than in 2001. For a more detailed discussion of unpaid claims and claims adjustment expenses and developments between years, see Note 7.7 of Notes to the Consolidated Financial Statements contained in this Annual Report.

The development of net premiums earned and claims and claims expenses resulted in a higher overall non-life loss ratio (75.0% versus 73.8%). This deterioration was a result of an increase in the Netherlands, North America, Asia and Other regions, partly offset by a decrease in the loss ratio in Belgium, rest of Europe, Latin America and Australia. The deterioration of the loss ratio in Other areas (2002: 94.4%, 2001: 63.9%) was primarily due to in house reinsurance activities (ING Reinsurance). By business line, the loss ratio of Fire decreased by 2.2 percentage points to 59.4% in 2002. The loss ratio of Health increased by 6.8 percentage points to 83.2 and loss ratio Loss of Income/Accident decreased by 3.9 percentage points to 79.0% in 2002, the loss ratio of Automobile decreased by 0.8 percentage points to 77.4%.

Operating expenses

Operating expenses rose by EUR 103 million or 12.7% from EUR 808 million in 2001 to EUR 911 million in 2002. Part of the increase was due to the impact of increased shareholding in ICA in Mexico.

Profit before tax

The profit from non-life insurance operations in 2002 increased by EUR 60 million, or 11.8%, compared with 2001, to EUR 567 million. This increase was due to The Netherlands, Rest of Europe, Latin America and Australia, partly offset by the Belgium, North America, Asia and Other. The following table sets forth the profits before tax of the Group’s non-life operations by geographic area:

	Year ended December 31,
	2002	2001
	(EUR millions)
The Netherlands	153	135
Belgium	2	6
Rest of Europe	6	1
North America	178	210
Latin America	180	72
Asia	(6)	2
Australia	39	21
Other	15	60

Total	567	507

The following table sets forth loss, expense and combined ratio information for the Group’s non-life operations by geographic area for the years 2002 and 2001:

	Year ended December 31,
	2002	2001	2002	2001	2002	2001
	Loss ratio		Expense ratio		Combined ratio
			(all figures %)
The Netherlands	77.5	77.1	28.9	30.4	106.4	107.5
Belgium	76.7	76.9	34.7	35.0	111.4	111.9
Rest of Europe	49.8	50.1	41.6	51.4	91.4	101.5
North America	77.7	71.1	25.6	27.6	103.3	98.7
Latin America	68.8	74.3	25.6	27.5	94.4	101.8
Asia	66.6	58.6	51.5	44.6	118.1	103.2
Australia	66.9	70.7	29.5	32.5	96.4	103.2
Other	94.4	63.9	7.8	11.4	102.2	75.3

Total non-life	75.0	73.8	27.1	29.1	102.1	102.9

     In the Netherlands, non-life profits before tax increased by EUR 18 million from EUR 135 million in 2001 to EUR 153 million in 2002. Higher profits Loss of Income/Accident due to favorable claims experience were partly offset by lower results from Fire (number of claims increased, among others following the storm in October) and Automobile (due to higher additions to the technical provision).

     In Belgium, non-life profits before tax decreased from EUR 6 million in 2001 to EUR 2 million in 2002, due to adverse claims experience in Health, Loss of Income/Accident and Miscellaneous, partly offset by lower losses in Automobile.

     In the Rest of Europe, non-life profits before tax rose in 2002 by EUR 5 million to EUR 6 million due to higher results in Automobile and Loss of Income/Accident.

     In North America, non-life profits decreased by EUR 32 million, or 15.2%, to EUR 178 million in 2002. The non-life profits in the United States decreased by EUR 39 million mainly due to lower Health results. The Canadian operations reported a profit before tax of EUR 123 million, an increase of EUR 10 million compared to 2001, mainly due to favorable loss ratios.

     In Latin America, non-life profits increased from EUR 72 million in 2001 to EUR 180 million in 2002. The increase of the profits was caused by a higher profit in Mexico (EUR 157 million, due, in part, to increased shareholding in ICA, favorable loss ratios in car insurance and effective cost management, which was partially offset by hurricane losses in 2002). However, losses from a business acquired in Brazil in 2002 and lower profits in Chile and the Netherlands Antilles. The 2001 profits included a one time gain on sale of operations in Colombia (EUR 6 million).

     In Asia, non-life profits decreased from EUR 2 million in 2001 to a loss of EUR 6 million in 2002. The decrease was mainly a result of run-off expenses in Indonesia and Singapore (disposal of non-life operations in the second quarter of 2002 and the second quarter of 2001, respectively).

     In Australia, non-life profits increased by EUR 18 million to EUR 39 million in 2002. The profit improved due to better claims ratios (particularly in Fire) and cost control initiatives.

     The non-life profits of Other areas, mainly regarding the in-house reinsurance activities (ING Reinsurance), decreased by EUR 45 million, to EUR 15 million in 2002, primarily due to a one-time gain from old reinsurance operations in 2001 (EUR 27 million), as well as lower results Fire due to hurricanes Isidore and Kenna (both in Mexico) and the October storms in the Netherlands.

Allocation of income from investments and commission and other income

As of 2001 profits of Insurance Operation-General is no longer reported separately. The profits previously accounted for under this heading are now more in line with international practice and depending on their activities included in either the profit life or the profit non-life. The profits of the non-insurance companies, mainly asset management and mutual fund companies, are allocated to life. The following table sets forth the profit of the allocation for the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Income from investments	9,721	10,506	9,723
Commissions and other income	2,320	2,127	2,281

Total	12,041	12,633	12,004
Investment expenses	2,557	2,629	2,657
Addition to the provision for investment losses	163	664	157
Other expenses	14	34	43

Total	9,308	9,306	9,147
Allocated to income from investments:
Life operations	8,285	8,289	8,330
Non-life operations	920	732	649

	9,205	9,021	8,979
Allocated to other income:
Life operations	94	223	155
Non-life operations	9	62	13

	103	285	168

Insurance investments

The following table sets forth the components of the investment portfolio of the Group’s insurance operations at the end of the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Land and buildings(1)	6,024	7,242	8,239
Fixed-interest securities(2)	129,575	132,059	133,185
Shares and convertible debentures	9,922	11,024	16,625
Interests in investment pools of the insurance operations(3)	71	99	86
Deposits with insurers	85	94	31
Investments for the risk of policyholders and investments of annual life funds	70,552	64,281	82,743

	216,229	214,799	240,909

(1)	Including commuted ground rents.

(2)	Includes EUR 1,481 million, EUR 1,823 million and EUR 1,914 million at December 31, 2003, 2003 and 2001, respectively, representing intercompany balances between Group insurance and banking companies.

(3)	Consists of assets relating to certain large Dutch group life policies under which coverage is provided by ING and other insurers.

The decrease in Land and buildings mainly reflects the sale of real estate in 2003 as part of measures to improve Group solvency. The component of the investment portfolio Fixed interest securities consists of 69.5% debentures and fixed-interest securities (68.4% year-end 2002), 19.9% mortgage loans (20.4% year-end 2002), 5.7% private loans (5.8% year-end 2002) and 4.8% other fixed interest securities (5.4% year-end 2002). The change in the Fixed interest securities portfolio was negatively affected by exchange rate movements (approximately EUR 14 billion).

The Shares and convertible debentures portfolio decreased mainly due to disposals. The increase in investments for the risk of policyholders of EUR 6,271 million primarily relates to the component Shares and convertible debentures which increased by EUR 7,673 million to EUR 60,772 million at year-end 2003; the component Fixed interest securities decreased from EUR 9,948 million to EUR 8,484 million at year-end 2003

	2003		2002		2001 restated
		Pre-tax		Pre-tax		Pre-tax
	Income	yield(1)	Income	yield(1)	Income	yield(1)
			(EUR millions)
Income from disposal of group companies	110		238		17
Land and buildings	822	11.3%	872	10.4%	665	8.3%
Fixed-interest securities (2)(3)	8,299	6.3%	8,788	6.6%	8,214	6.7%
Shares and convertible debentures	490	4.7%	608	4.4%	651	3.7%

Total (4)	9,721		10,506		9,723
Commission and other income (5)	2,320		2,127		2,281

Total	12,041		12,633		12,004

(1)	Pre-tax yield is calculated using interest, rental, dividend, realized gains on convertible debentures and land and buildings in 2002, 2001 and 2000, divided by the average of beginning and year-end balances on related assets (excepting the calculation of the yield in 2002 of land and buildings: in December 2002 EUR 1.0 billion non-EU real estate was transferred from ING Insurance to ING Bank).

(2)	Includes income from interests in investment pools that consists of investment income from assets relating to certain large Dutch group life policies under which coverage is provided by ING and other insurers.

(3)	Includes mortgages and other loans.

(4)	Includes EUR 218 million, EUR 73 million and EUR 75 million in 2003, 2002 and 2001, respectively, representing intercompany interest between Group insurance and banking companies.

(5)	‘Commission and other income’ consists primarily of fees on asset management and insurance brokerage, profits of minority interests and profits from financial transactions.

Year ended December 31, 2003 compared to year ended December 31, 2002

In 2003, income from investments, commission and other income of the Group’s insurance operations decreased in total by EUR 592 million, or 4.7%, to EUR 12,041 million, from EUR 12,633 million in 2002. This decrease was due to lower income from investments (EUR 785 million), partly offset by higher commission and other income (EUR 193 million). However, disregarding the effect of acquisitions and divestitures and the effect of exchange rate movements, income from investments, commission and other income increased by EUR 645 million, or 5.7%.

Income from investments decreased by EUR 785 million from EUR 10,506 million in 2002 to EUR 9,721 million in 2003. Income from disposal of group companies decreased by EUR 128 million reflecting the gain on the ANZ joint venture in 2002 (EUR 222 million), partly compensated by disposals in 2003 (amongst others Seguros Bital, Sviluppo). Income from land and buildings in 2003 was EUR 50 million lower than in 2002, mainly due to EUR 102 million lower rental income caused by the sale of real estate, partly compensated by higher realized real estate capital gains. Income from fixed interest securities decreased by EUR 489 million or 5.6% to EUR 8,299 million, due to lower interest levels (mainly in the United States). The income in investments in shares and convertible debentures decreased by EUR 118 million to EUR 490 million amongst others due to the decreased value of the portfolio.

Income from commissions decreased by EUR 32 million, or 2.4%, to EUR 1,313 million from EUR 1,345 million. Except the regions the Netherlands (EUR 18 million), North America (EUR 10 million) and Asia (EUR 4 million) all regions showed a decrease in income from commissions, especially Latin America EUR (31) million, mainly currency impact) and Rest of Europe EUR (24) million).

Other income, including profits on sale of equity participations and financial transactions, increased by EUR 225 million, from EUR 782 million to EUR 1,007 million, due to a gain from old reinsurance activities (EUR 303 million) and the release of a catastrophe provision (EUR 88 million) both in 2003, which was, in part, offset by the profit on the surrender of a group life contract (EUR 120 million) and a gain from previously discontinued reinsurance activities both in 2002.

Investment expenses decreased in 2003 by EUR 72 million, or 2.7%, to EUR 2,557 million. The addition to the provision for investment losses decreased from EUR 664 million in 2002 to EUR 163 million in 2003. For both years these losses are almost fully attributable to the US. The losses equal to 13 basis points of the total fixed interest securities in 2003 (in 2002 50 basis points).

Year ended December 31, 2002 compared to year ended December 31, 2001

In 2002, income from investments, commission and other income of the Group’s insurance operations increased in total by EUR 629 million, or 5.2%, to EUR 12,633 million, from EUR 12,004 million in 2001. This increase was due to the income from investments (EUR 783 million), partly offset by lower commission and other income (EUR 154 million). Disregarding the effect of acquisitions and divestitures and the effect of exchange rate movements, the increase amounted to EUR 728 million, or 6.4%.

Income from investments increased by EUR 783 million from EUR 9,723 million in 2001 to EUR 10,506 million in 2002. Income from disposal of group companies increased by EUR 221 million reflecting gain on the ANZ joint venture. Income from land and buildings in 2002 was EUR 207 million higher than in 2001, mainly thanks to higher realized capital gains real estate (from EUR 226 million in 2001 to EUR 353 million in 2002) explaining the improved yield on land and buildings (10.4% in 2002 and 8.3% in 2001). Income from fixed interest securities increased by EUR 574 million or 7.0% to EUR 8,788 million, due in part to higher private loans. Income from investments in shares and convertible debentures decreased by EUR 43 million from EUR 651 million to EUR 608 million in 2002.

Income from commissions decreased by EUR 86 million, or 6.0%, to EUR 1,345 million. Except the region Australia (EUR 13 million) all regions showed a decrease in income from commissions,

especially North America (EUR 59 million), South America (EUR 21 million) and the Netherlands (EUR 9 million). These decreases mainly reflect depressed stock markets and lower assets under management.

Other income, including profits on sale of equity participations and financial transactions, decreased by EUR 68 million, from EUR 850 million to EUR 782 million, due to lower profits from old reinsurance activities and joint venture activities (Netherlands), which was, in part, offset by the profit on the surrender of a group life contract.

Investment expenses decreased in 2002 by EUR 28 million, or 1.1%, to EUR 2,629 million. The addition to the provision for investment losses increased from EUR 157 million in 2001 to EUR 664 million in 2002, mainly due to large losses in the US (i.e. WorldCom). The losses equal to 50 basis points of the total fixed interest securities in 2002 (in 2001 14 basis points).

BANKING OPERATIONS

The following table sets forth certain summary financial data for the Group’s banking operations for the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Interest income	23,802	24,088	24,318
Interest expense	15,687	16,442	18,246

Net interest result	8,115	7,646	6,072
Commissions	2,464	2,615	2,765
Other income
Income from securities and participating interests	154	201	530
Result from financial transactions	562	454	1,080
Other revenue	385	285	664

Total other income	1,101	940	2,274

Total income	11,680	11,201	11,111
Staff costs	4,694	4,787	5,064
Other administrative expenses	3,150	3,173	2,762
Depreciation	340	338	365

Operating expenses	8,184	8,298	8,191
Operating result before addition to the provision for loan losses	3,496	2,903	2,920
Addition to the provision for loan losses	1,125	1,435	750

Operating profit before taxation	2,371	1,468	2,170
Taxation	599	333	477
Third party interests	227	240	251

Operating net profit	1,545	895	1,442

Year ended December 31, 2003 compared to year ended December 31, 2002

Profit before taxation

The operating profit before taxation from ING’s banking operations for 2003 increased by EUR 903 million, or 61.5%, to EUR 2,371 million from EUR 1,468 million for 2002. Net of the EUR 310 million lower addition to the provision for loan losses due in part to the National Century Financial Enterprises provisioning in the fourth quarter of 2002), the operating result before addition to the provision for loan losses increased by EUR 593 million or 20.4%. Although 2002 income was boosted by an exceptional gain of EUR 94 million on the sale of Cedel shares, total income in 2003 rose by EUR 479 million or 4.3%. The increase was on balance caused by a EUR 469 million higher net interest result as a result of increased volumes (notably ING Direct) and a higher average interest margin in the Netherlands. Operating expenses decreased by EUR 114 million or 1.4%. Included in the operating expenses are restructuring provisions of respectively EUR 128 million in 2002 (for the international wholesale banking activities) and EUR 82 million in 2003 (whereof EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities).

Both income and operating expenses were furthermore affected by the appreciation of the euro against most currencies. Excluding currency fluctuations and the acquisition of Toplease and ING Vysya Bank in 2002, operating profit before taxation rose organically by 59.1% (income +7.2%, operating expenses +1.0%). Also excluding the aforementioned gain on the sale of Cedel-shares and restructuring provisions, the operating profit before taxation improved by 60.9%.

Most banking units reported improved results. The operating profit before taxation of ING Direct turned from a loss of EUR 48 million in 2002 to a profit of EUR 151 million in 2003. The main driver of this success was the increasing number of customers and funds entrusted resulting in a strong growth of the net interest result. The operations in Canada, Australia, USA, Spain and Germany reported profits.

Although slightly improved compared to prior year, the result of ING BHF-Bank is still far from break-even, mainly due to continued high risk costs.

Exchange rate movements increased the total operating profit before taxation by EUR 56 million, mainly as a result of a US dollar-denominated loss in the fourth quarter of 2002 (NCFE).

Total income

Total income from the banking operations increased by EUR 479 million, or 4.3%, to EUR 11,680 million from EUR 11,201 million for 2002. Adjusted for currency translation and excluding the consolidation effect of Toplease and ING Vysya Bank, total income increased by EUR 776 million, or 7.2%.

Operating expenses

Operating expenses decreased by EUR 114 million, or 1.4%, to EUR 8,184 million, from EUR 8,298 million for 2002. Adjusted for currency translation and excluding the consolidation effect of Toplease and ING Vysya Bank, operating expenses increased by EUR 84 million, or 1.0%. Also excluding restructuring provisions (in 2002 EUR 128 million and in 2003 EUR 82 million) and the continuously expanding ING Direct, operating expenses decreased by EUR 84 million or 1.2%.

Efficiency ratio

Excluding the continued rapidly expanding ING Direct operations and the restructuring provisions, the efficiency ratio (total operating expenses as a percentage of total income) was 68.4% for 2003, an improvement compared to 71.0% for 2002. Including ING Direct and the restructuring provisions, the efficiency ratio was 70.1% for 2003, compared to 74.1% for 2002.

Net interest result

Within the banking operations, the net interest result for 2003 increased by EUR 469 million, or 6.1%, to EUR 8,115 million from EUR 7,646 million for 2002, reflecting a higher average balance sheet total (notably ING Direct) and an improvement of the interest margin in the Netherlands. The widening of the interest margin in the Netherlands can be attributed to improved product margins and a steepening of the average yield curve.

Commissions

Commissions for 2003 decreased by EUR 151 million, or 5.8%, to EUR 2,464 million, from EUR 2,615 million for 2002. In particular, securities commissions and management fees were lower, reflecting the lower activity level on the stock markets and the continued reluctance of private clients to invest in securities.

Other income

Other income for 2003 increased by EUR 161 million, or 17.1%, to EUR 1,101 million, from EUR 940 million for 2002. Income from securities and participating interests dropped EUR 47 million, while the results from financial transactions and other revenue increased by EUR 108 million and EUR 100 million respectively.

Addition to the provision for loan losses

The addition to the provision for loan losses decreased by EUR 310 million, or 21.6%, to EUR 1,125 million, from EUR 1,435 million for 2002. The addition in 2003 equaled 46 basis points of average credit risk weighted assets against 59 basis points in 2002.

Effect of acquisitions/consolidations

The consolidation of Toplease (as of May 1, 2002) and ING Vysya Bank (as from October 1, 2002) contributed to the Group’s 2003 total income, total operating expenses and profit before taxation as follows:

	Year ended		Consoli-
	December 31		dation
	2003	2002	effect
	(EUR millions)
Net interest result	42	13	29
Commissions	15	4	11
Other income	20	29	(9)

Total income	77	46	31
Staff costs	42	7	35
Other expenses	38	7	31

Operating expenses	80	14	66
Operating profit before addition to the provision for loan losses	(3)	32	(35)
Addition to the provision for loan losses	0	0	0

Profit before taxation	(3)	32	(35)

Year ended December 31, 2002 compared to year ended December 31, 2001

Profit before taxation

The operating profit before taxation from ING’s banking operations for 2002 decreased by EUR 702 million, or 32.4%, to EUR 1,468 million from EUR 2,170 million for 2001. This decrease was entirely a result of substantially higher risk costs, resulting in an increase of the addition to the provision for loan losses by EUR 685 million to EUR 1,435 million. In the fourth quarter 2002, a significant provision was created with respect to a potential loss on National Century Financial Enterprises in the United States. Included in the full year 2002 result are the exceptional profit of EUR 94 million on the sale of Cedel shares and the creation of a EUR 128 million provision for the restructuring of the international wholesale banking activities outside the Benelux. In spite of the restructuring provision, the operating profit before addition to the provision for loan losses decreased only marginally by EUR 17 million, or 0.6%, to EUR 2,903 million. Total income rose by EUR 90 million, or 0.8%, thanks to strongly increased interest results, while the other income components suffered severely from the disappointing market circumstances. Operating expenses increased by EUR 107 million, or 1.3%, due to the further expansion of ING Direct (including the consolidation of DiBa), the restructuring provision and the increased investments in synergy projects. Although most banking units were hit by the deterioration of economic conditions, both Postbank and ING Direct reported a strongly improved profit before taxation.

For the first time and ahead of plan, ING Direct (including DiBa as from 2002) reported a positive pretax profit of EUR 13 million over the fourth quarter 2002. For the full year 2002, the loss before taxation amounted to EUR 67 million, which was much better than expected and a strong improvement compared to the loss of EUR 199 million in 2001. The strong growth in funds entrusted and client base combined with the current steep yield curve led to a substantial increase in income, exceeding the rise in expenses. The operations in Canada, Australia and the United States reported profits for the full year (after cost of capital).

Exchange rate movements increased the profit before taxation by EUR 44 million.

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

Efficiency ratio

Excluding the continued rapidly expanding ING Direct operations and the EUR 128 million restructuring provision for international wholesale banking, the operating efficiency ratio (operating expenses as a percentage of total income) was 71.0% for 2002, a slight improvement compared to 71.7% for 2001. Including ING Direct and the restructuring provision, the operating efficiency ratio was 74.1% for 2002, compared to 73.7% for 2001.

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

Commissions

Commissions for 2002 decreased by EUR 150 million, or 5.4%, to EUR 2,615 million, from EUR 2,765 million for 2001. In particular, securities commissions and management fees were lower, reflecting the sharp fall of the stock markets and the reluctance of private clients to invest in securities.

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

Effect of acquisitions/consolidations

The consolidation of DiBa (as of January 1, 2002), Toplease (as of May 1, 2002) and ING Vysya Bank (as from October 1, 2002) contributed to the Group’s 2002 total income, total operating expenses and profit before taxation as follows:

	Year ended December 31,
	2002	2001	2000
	(EUR millions)
Net interest result	201		201
Commissions	34		34
Other income	67	2	65

Total income	302	2	300
Staff costs	74		74
Other expenses	165		165

Operating expenses	239		239
Operating profit before addition to the provision for loan losses	63	2	61
Addition to the provision for loan losses	10		10

Profit before taxation	53	2	51

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

	Year ended December 31,
	2003	2002	2001
		(EUR millions)
Interest income(1)	21,013	21,603	23,289

Net interest result(1)	7,561	7,093	5,779
Other net interest result(2)	554	553	293

Total net interest result	8,115	7,646	6,072

Average interest-earning assets	495,943	449,562	416,025
Average interest-bearing liabilities	468,179	422,650	396,427
Domestic
Interest income(1)	8,788	8,873	9,051
Net interest result(1)	3,782	3,656	2,739
Average interest-earning assets	185,875	174,962	163,714
Average interest-bearing liabilities	167,295	160,660	157,770
Foreign
Interest income(1)	12,225	12,730	14,238
Net interest result(1)	3,779	3,437	3,040
Average interest-earning assets	310,068	274,600	252,311
Average interest-bearing liabilities	300,884	261,990	238,657
Gross yield(3)
Domestic	4.73%	5.07%	5.53%
Foreign	3.94%	4.64%	5.64%
Total	4.24%	4.81%	5.60%
Interest spread(4)
Domestic	1.74%	1.82%	1.53%
Foreign	1.14%	1.09%	0.95%
Total	1.36%	1.37%	1.18%
Interest margin(5)
Domestic	2.03%	2.09%	1.67%
Foreign	1.22%	1.25%	1.20%
Total	1.52%	1.58%	1.39%

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and Interest rates”

(2)	Additional net interest result required to reconcile Total net interest result to Consolidated Financial Statements. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates”

(3)	Gross yield is the average interest rate earned on Average interest-earning assets. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates”.

(4)	Interest spread is the difference between the average interest rate earned on Average interest-earning assets and the average interest rate paid on Average interest-bearing liabilities. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates.”

(5)	Interest margin is ‘Net interest result’ before reconciliation to Consolidated Financial Statements as a percentage of Average interest-earning assets.

Year ended December 31, 2003 compared to year ended December 31, 2002

The Group’s total net interest result in 2003 increased by EUR 469 million, from EUR 7,646 million in 2002 to EUR 8,115 million in 2003, representing a EUR 46.4 billion, or 10.3%, increase in volume, combined with a narrowing of the interest margin by 6 basis points. Both domestic and international operations recorded volume growth, of 6.2% and 12.9% respectively. The narrowing of the total interest margin by 6 basis points is the result of the 6 basis points lower interest margin in the Netherlands and the 3 basis points lower interest margin in the international operations, combined with the increased stake of the interest-earning assets outside the Netherlands (mainly triggered by ING Direct), with a substantially lower interest margin than within the Netherlands. The EUR 10.9 billion increase in volume of average interest-earning assets in the domestic operations was mainly caused by an increase of EUR 8.7 billion in average loans and advances and an increase of EUR 4.9 billion in interest-earning securities. The increase in volume of the average interest-earning assets in the international operations of EUR 35.5 billion, attributable primarily to ING Direct, was mainly caused by an increase of EUR 23.5 billion in average interest-earning securities and an increase of EUR 11.4 billion in average loans and advances.

The change in total net interest result in 2003 can be allocated by average rate and volume effects as follows:

(EUR millions)(1)
Increase due to changes in average balances	561
Decrease due to changes in average rates	(93)

Increase due to changes in average rates and balances	468
Increase due to changes in other net interest (from reconciliation)	1

Total	469

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Analysis of changes in net interest income”.

Year ended December 31, 2002 compared to year ended December 31, 2001

The Group’s total net interest result in 2002 increased by EUR 1,574 million, from EUR 6,072 million in 2001 to EUR 7,646 million in 2002, representing a EUR 33.5 billion, or 8.1%, increase in volume, combined with an increase of the interest margin by 19 basis points. Both domestic and international operations recorded volume growth, of 6.9% and 8.8%, respectively. The increase in the interest margin was especially attributable to the domestic operations (42 basis points); in the international operations there was a slight increase of 5 basis points. The EUR 11.2 billion increase in volume of average interest-earning assets in the domestic operations was mainly caused by an increase of EUR 13.6 billion in average loans and advances, partly offset by a decrease of EUR 1.9 million in average time deposits to banks. The increase in volume of the average interest-earning assets in the international operations of EUR 22.3 billion, attributable primarily to the consolidation of DiBa, was mainly caused by an increase of EUR 14.0 billion in average interest-earning securities and an increase of EUR 11.9 billion in average loans and advances.

The change in total net interest result in 2002 can be allocated by average rate and volume effects as follows:

(EUR millions)(1)
Increase due to changes in average balances	944
Increase due to changes in average rates	371

Increase due to changes in average rates and balances	1,315
Increase due to changes in other net interest (from reconciliation)	259

Total	1,574

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Analysis of changes in net interest income”.

Commissions

The following table sets forth the components of commission income for the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Funds transfer	587	592	526
Securities business	665	731	884
Insurance brokerage	115	117	88
Management fees	594	688	751
Brokerage and advisory fees	146	197	203
Other	357	290	313

Total	2,464	2,615	2,765

Year ended December 31, 2003 compared to year ended December 31, 2002

Total commissions for 2003 decreased by EUR 151 million, or 5.8%, to EUR 2,464 million, from EUR 2,615 million for 2002.

Funds transfer

Commissions from funds transfer decreased slightly by EUR 5 million, or 0.8%, to EUR 587 million from EUR 592 million for 2002. ING Bank’s commission from domestic funds transfer increased by EUR 4 million, or 1.0%. Commission from international funds transfer decreased by EUR 9 million, or 4.5%, mainly at ING Bank Slaski, partly compensated by ING Vysya Bank.

Securities business

Commissions from the securities business decreased by EUR 66 million, or 9.0%, to EUR 665 million from EUR 731 million for 2002, mainly due to the lower activity level on the stock markets. The decrease occurred entirely outside the Netherlands (decrease of EUR 69 million or 11.4%). In the Netherlands commissions from securities transactions increased by EUR 3 million or 2.4%.

Insurance brokerage

The commissions from insurance brokerage decreased by EUR 2 million, or 1.7%, to EUR 115 million from EUR 117 million for 2002. The increase in ING Belgium was fully offset by lower commissions in the Netherlands.

Management fees

Management fees decreased by EUR 94 million, or 13.7%, to EUR 594 million from EUR 688 million for 2002, caused by the on average lower stock market levels and the reluctance of private clients to invest in securities. In particular, ING Belgium, Baring Asset Management, ING Bank Netherlands and ING Furman Selz reported lower management fees.

Brokerage and advisory fees

Brokerage and advisory fees decreased by EUR 51 million, or 25.9%, to EUR 146 million from EUR 197 million for 2002. The decrease can be fully attributed to the international wholesale banking units. The brokerage and advisory fees in the Netherlands and ING Belgium were higher.

Other

The 23.1% increase in other commission income (from EUR 290 million in 2002 to EUR 357 million in 2003) can mainly be attributed to the international wholesale banking units.

Year ended December 31, 2002 compared to year ended December 31, 2001

Total commissions for 2002 decreased by EUR 150 million, or 5.4%, to EUR 2,615 million, from EUR 2,765 million for 2001.

Funds transfer

Commissions from funds transfer increased by EUR 66 million, or 12.5%, to EUR 592 million from EUR 526 million for 2001. ING Bank’s commissions from domestic funds transfer, primarily at Postbank, increased by EUR 30 million, or 8.4%. Commissions from international funds transfer increased by EUR 36 million, or 21.7%, notably DiBa and BBL.

Securities business

Commissions from the securities business decreased by EUR 153 million, or 17.3%, to EUR 731 million from EUR 884 million for 2001. The decrease occurred both in the Netherlands (decrease of EUR 34 million or 21.4%) and outside the Netherlands (decrease of EUR 119 million or 16.3%), following the sharp fall of the stock markets and the continuing reluctance of private clients to invest in securities.

Insurance brokerage

The commissions from insurance brokerage increased by EUR 29 million, or 33.0%, to EUR 117 million from EUR 88 million for 2001. The increase can be attributed to BBL, reflecting increased sales in Belgium.

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

Other Income

The following table sets forth the components of other income for the years indicated:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Income from securities and participating interests	154	201	530
Result from financial transactions	562	454	1,080
Other revenue	385	285	664

Total	1,101	940	2,274

Year ended December 31, 2003 compared to year ended December 31, 2002

Other income increased by EUR 161 million, or 17.1%, to EUR 1,101 million from EUR 940 million.

Income from securities and participating interests

Income from securities and participating interests consists of dividends, other income from shares held in the investment portfolio and the results from participating interests. Income from securities and participating interests decreased by EUR 47 million, or 23.4%, to EUR 154 million from EUR 201 million in 2002. Last year’s figure included an exceptional profit of EUR 94 million on Cedel shares.

Result from financial transactions

The result from financial transactions includes exchange rate differences and capital gains and losses on securities held in the trading portfolio. Also included in this item are exchange rate differences in connection with holding assets and liabilities in foreign currencies, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item. The accounting principles for recognition of result from financial transactions under Dutch and US GAAP are different. See Note 6.1.d of Notes to the Consolidated Financial Statements.

The result from financial transactions can be analyzed as follows:

	Year ended December 31,
	2003	2002
	(EUR millions)
Result from securities trading portfolio	226	201
Result from currency trading portfolio	46	242
Other results	290	11

Total	562	454

On balance, result from financial transactions increased by EUR 108 million, or 23.8%, to EUR 562 million from EUR 454 million for 2002. There are strong fluctuations between the separate lines, which are to a large extent interrelated. The increase of the total result from financial transactions can be mainly attributed to ING BHF-Bank, ING Furman Selz (mainly lower losses on seed capital) and ING Bank Netherlands. The main contributors to the result from financial transactions (i.e. the international wholesale banking units and ING Belgium) realized only slightly higher results compared to 2002.

     Result from securities trading portfolio. The result from the securities trading portfolio for 2003 increased by EUR 25 million, or 12.4%, to EUR 226 million from EUR 201 million for 2002. On balance, the increase was caused by ING Furman Selz (lower losses on seed capital investments).

     Result from currency trading portfolio. The result from the currency trading portfolio for 2003 decreased by EUR 196 million, or 81.0%, to EUR 46 million from EUR 242 million for 2002. The decrease occurred mainly in the international wholesale banking units and ING Belgium. This development was largely offset by higher related results from derivatives trading (part of Other results).

     Other results. Other results, (which include asset trading, results from derivatives trading and the effects of revaluations in hyperinflationary countries), for 2003 improved by EUR 279 million to EUR 290 million from EUR 11 million for 2002. The improvement can mainly be attributed to higher results from derivatives trading in ING Belgium and the international wholesale banking units.

Other revenue. Income from Other revenue for 2003 rose by EUR 100 million, or 35.1%, to EUR 385 million from EUR 285 million for 2002. The increase was to a large extent caused by higher results from real estate. It should be noted that Other revenue in 2002 was relatively low due to one-off losses relating to operational problems in car leasing and securities brokerage at ING Bank.

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

     Other results. Other results, (which include asset trading, equity participations, interest derivatives and the effects of revaluations in hyperinflationary countries), for 2002 improved by EUR 13 million to EUR 11 million from EUR (2) million for 2001. The improvement can be attributed to a smaller downward revaluation of equity participations in 2002 compared to the downward revaluation in 2001.

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

Operating expenses

The following table sets forth the components of Operating expenses:

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Staff costs	4,694	4,787	5,064
Other administrative expenses	3,150	3,173	2,762
Depreciation	340	338	365

Total	8,184	8,298	8,191

Year ended December 31, 2003 compared to year ended December 31, 2002

Total operating expenses of ING’s banking operations decreased by EUR 114 million, or 1.4%, to EUR 8,184 million, from EUR 8,298 million for 2002. Included in the operating expenses are restructuring provisions of respectively EUR 128 million in 2002 (for the international wholesale banking activities) and EUR 82 million in 2003 (whereof EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities). Adjusted for currency translation and excluding the effect of the consolidation of Toplease and ING Vysya Bank, operating expenses increased by EUR 84 million, or 1.0%. Also abstracted from the restructuring provisions created in 2002 and 2003 and the continuously expanding ING Direct (which saw operating expenses rise by EUR 214 million at constant exchange rates) expenses decreased by EUR 84 million, or 1.2%. This decrease reflects stringent cost control despite higher pension expenses, the impact of the collective labor agreement in the Netherlands and accelerated depreciation of capitalized software.

Staff costs

Despite the impact of the collective labor agreement in the Netherlands and higher pension costs, total staff costs decreased by EUR 93 million, or 1.9%, to EUR 4,694 million in 2003, reflecting lower expenses for third-party staff, lower stock option expenses and a change in the staff composition (fewer staff in international wholesale banking, more in ING Direct and newly acquired ING Vysya Bank). In the Netherlands, the average number of staff (full time equivalents) decreased by 3.3% from 22,639 in 2002 to 21,886 in 2003. Outside the Netherlands, the average number of staff employed increased by 2,950, or 7.7%, from 38,550 in 2002 to 41,500 in 2003. Excluding the consolidation of ING Vysya Bank and excluding the continuously expanding ING Direct, the average foreign headcount in 2003 decreased by approximately 2,500.

Other administrative expenses

Other administrative expenses decreased by EUR 23 million, or 0.7%, to EUR 3,150 million from EUR 3,173 million in 2002. The impact of cost containment actions and the depreciation of most currencies against the euro was to a large extent offset by the strong growth of ING Direct, the consolidation of Toplease and ING Vysya Bank and the accelerated depreciation of capitalized software.

Depreciation

Total depreciation (on equipment and other operating assets) increased by EUR 2 million, or 0.6%, from EUR 338 million in 2002 to EUR 340 million in 2003.

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

Staff costs

Despite the impact of the collective labor agreement and higher pension costs mainly in the Netherlands, total staff costs decreased by EUR 277 million, or 5.5%, to EUR 4,787 million in 2002, reflecting lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more in ING Direct and newly acquired ING Vysya Bank). In the Netherlands, the average number of staff (full time equivalents) decreased by 3.6% from 23,473 in 2001 to 22,639 in 2002. Outside the Netherlands, the average number of staff employed increased by 1,252, or 3.4%, from 37,298 in 2001 to 38,550 in 2002. Excluding the consolidation of DiBa and ING Vysya Bank average foreign headcount decreased in 2002 by approximately 1,200.

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

Addition to the provision for loan losses

In 2003, the total addition to the provision for loan losses amounted to EUR 1,125 million, a decrease of EUR 310 million compared to the level in 2002 (EUR 1,435 million). The addition equaled 46 basis points of average credit risk weighted assets, against 59 basis points in 2002. In the fourth quarter 2003, ING Bank added EUR 270 million to the provision for loan losses, a EUR 30 million increase compared to the third quarter 2003. Included in the fourth quarter addition are a provision for Parmalat and an extra addition for NMB Heller’s credit portfolio.

The continued weak economic conditions combined with the bankruptcy of National Century Financial Enterprises (NCFE) in the United States required an addition to the provision for loan losses of EUR 510 million in the fourth quarter 2002, compared to EUR 300 million in the third quarter 2002. The total addition to the provision for loan losses in 2002 rose by EUR 685 million, or 91.3%, to EUR 1,435 million from EUR 750 million for 2001, corresponding with 59 basis points of average credit risk weighted assets against 33 basis points for the full year 2001.

Taxation

The effective taxation rate for the operating net profit of the banking operations was 25.3% (EUR 599 million), 22.7% (EUR 333 million) and 22.0% (EUR 477 million) in 2003, 2002 and 2001 respectively, compared to a statutory rate of 34.5% in 2003 and 2002 and 35% in 2001 in the Netherlands. The difference between the effective and statutory rates reflected the effect of foreign tax rates and other items. The relatively low taxation rates in these years were mainly caused by non-taxable gains and to a substantially lower tax ratio of the Belgian banking operations.

Operating net profit

Operating net profit for 2003 increased by EUR 650 million, or 72.6%, to EUR 1,545 million, from EUR 895 million for 2002. Operating net profit for 2002 decreased by EUR 547 million, or 37.9%, to EUR 895 million, from EUR 1,442 million for 2001.

Total net profit

Due to the absence of non-operating items in 2003, 2002 and 2001 operating net profit from banking operations equaled total net profit.

Geographical breakdown

The following table sets forth the geographic distribution of operating income and operating profit before taxation of the banking operations:

	Year ended December 31,
	Operational income			Operational result before taxation
	2003	2002	2001	2003	2002	2001
		(EUR millions)			(EUR millions)
The Netherlands	5,270	4,982	4,821	1,588	1,510	1,523
Belgium	2,012	2,044	1,957	478	613	521
Rest of Europe	2,997	2,773	3,018	(15)	(311)	364
North America	731	536	530	110	(509)	(450)
Latin America*	162	315	245	118	74	28
Asia	376	436	476	38	38	193
Australia	132	107	55	60	55	(7)
Other	0	8	9	(6)	(2)	(2)

Total	11,680	11,201	11,111	2,371	1,468	2,170

*	Latin America = South America, including Mexico.

Year ended December 31, 2003 compared to year ended December 31, 2002

     In the Netherlands, operating income for 2003 increased by EUR 288 million, or 5.8%, to EUR 5,270 million, from EUR 4,982 million for 2002. The net interest result rose by EUR 259 million, or 6.7%. The average interest margin improved by 13 basis points to 2.00%, mainly due to higher product margins. Commissions rose by EUR 42 million, or 5.4%. Higher brokerage and advisory fees and other commission income, were partly offset by lower management fees. Other income decreased by EUR 13 million, or 3.8%. Operating expenses rose by EUR 91 million, or 2.8%. The impact of a reduced average number of staff and lower expenses for third-party staff was more than offset by higher pension costs, higher marketing costs and the accelerated depreciation of capitalized software. The addition to the provision for loan losses increased by EUR 119 million, among others at NMB Heller. The operating profit before taxation rose by EUR 78 million, or 5.2%, to EUR 1,588 million, from EUR 1,510 million for 2002.

     In Belgium, operating income for 2003 decreased by EUR 32 million, or 1.6%, to EUR 2,012 million, from EUR 2,044 million for 2002. Excluding the exceptional gain on the sale of Cedel-shares in 2002 of which EUR 64 million was booked in Belgium, income rose by 1.6% due to a higher interest result. Operating expenses increased by EUR 50 million, or 3.6%. Compared to 2002, loan loss provisioning increased by EUR 53 million, but is still relatively low. The operating profit before taxation decreased by EUR 135 million, or 22.0%, to EUR 478 million, from EUR 613 million for 2002.

     In the Rest of Europe, operating income for 2003 rose by EUR 224 million, or 8.1%, to EUR 2,997 million, from EUR 2,773 million for 2002. Higher interest results (mainly ING Direct) and higher results on real estate and leasing were partly offset by lower commissions. Despite the strong growth of ING Direct, operating expenses decreased by EUR 164 million, or 6.3%, mainly in the international wholesale banking units. Included in the expenses are restructuring provisions of respectively EUR 60 million in 2002 (as part of the EUR 128 million for the total of the international wholesale banking activities) and EUR 82 million in 2003 (whereof EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities). The addition to the provision for loan losses increased by EUR 92 million, mainly due to higher risk costs of ING BHF-Bank, the international wholesale banking activities and ING Direct. As a result, the operating profit before taxation improved by EUR 296 million to EUR (15) million, from EUR (311) million for 2002. Especially the performance in Germany (ING BHF-Bank) and Poland (ING Bank Slaski) was disappointing. The results of the international wholesale banking units, ING Direct, ING Real Estate and ING Belgium in this geographical region improved considerably.

     In North America, operating profit before taxation turned from a loss of EUR 509 million in 2002 to a profit of EUR 110 million in 2003. The strong improvement was mainly caused by EUR 364 million lower loan loss provisioning (which was exceptionally high in 2002 amongst others due to the provisioning for National Century Financial Enterprises). Operating income for 2003 increased by EUR 195 million, or 36.4%, to EUR 731 million, from EUR 536 million for 2002. This increase can be mainly attributed to ING Direct, ING Furman Selz and ING Real Estate. Operating expenses decreased by EUR 60 million, or 11.0%. Lower operating expenses for the international wholesale banking units and ING Furman Selz were partly offset by higher expenses ING Direct.

     In Latin America, operating income for 2003 decreased by EUR 153 million, or 48.6%, to EUR 162 million, from EUR 315 million for 2002. The sharp decrease in income was compensated by EUR 19 million lower operating expenses and a EUR 178 million lower addition to the provision for loan losses (in 2002 high due to Argentina provisioning). The operating profit before taxation increased by EUR 44 million to EUR 118 million, from EUR 74 million for 2002.

     In Asia, in spite of the consolidation of ING Vysya Bank, operating income for 2003 decreased by EUR 60 million, or 13.8%, to EUR 376 million, from EUR 436 million for 2002. The decrease was entirely due to lower income from the international wholesale banking activities partly compensated by ING Vysya Bank. Operating expenses decreased by EUR 15 million, or 3.9%. The lower expenses of the international wholesale banking activities (in 2002 high due to the Asian share of the restructuring provision for international wholesale banking) was largely offset by the consolidation effect of ING Vysya Bank. The addition to the provision for loan losses decreased by EUR 45 million, due to a release of provisions in 2003. As a result, the operating profit before taxation remained unchanged on EUR 38 million.

     In Australia, operating income for 2003 increased by EUR 25 million, or 23.4%, to EUR 132 million, due to an increase of EUR 27 million in net interest result (mainly ING Direct Australia). Operating expenses increased by EUR 7 million, or 12.7%, while the addition to the provision for loan losses rose by EUR 13 million. The operating profit before taxation increased by EUR 5 million to EUR 60 million, from EUR 55 million for 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

     In the Netherlands, operating income for 2002 increased by EUR 161 million, or 3.3%, to EUR 4,982 million, from EUR 4,821 million for 2001. The net interest result rose by EUR 661 million, or 20.7%, due to increased interest margins and growth of the average balance sheet total. Commissions rose by EUR 7 million, or 0.9%. Higher funds transfer commission (mainly Postbank) was largely offset by lower securities commission. Other income decreased by EUR 507 million, or 60.0%, among others due to substantial lower results from financial transactions and a one-off loss relating to operational problems in securities brokerage at ING Bank. Operating expenses increased by EUR 80 million, or 2.5%. The addition to the provision for loan losses increased by EUR 94 million, as result of the deteriorated economic climate. The operating profit before taxation decreased by EUR 13 million, or 0.9%, to EUR 1,510 million, from EUR 1,523 million for 2001.

     In Belgium, operating income for 2002 rose by EUR 87 million, or 4.4%, to EUR 2,044 million, from EUR 1,957 million for 2001. This increase was mainly due to higher interest results and the exceptional profit on the sale of Cedel shares (EUR 64 million booked in Belgium). Result from financial transactions and commission income was lower. Operating expenses decreased by EUR 77 million, or 5.3%, mainly due to lower staff numbers and tight cost control. Compared to a release in 2001, loan loss provisioning increased by EUR 72 million, but is still relatively low. The operating profit before taxation increased by EUR 92 million, or 17.7%, to EUR 613 million, from EUR 521 million for 2001.

     In the Rest of Europe, in spite of the consolidation of DiBa, operating income for 2002 decreased by EUR 245 million, or 8.1%, to EUR 2,773 million, from EUR 3,018 million for 2001. In addition to lower results from financial transactions and lower commissions, income from securities and participating interests also dropped sharply (mainly at ING BHF Bank). The interest result, however, increased by EUR 347 million, of which EUR 182 million can be attributed to DiBa. Operating expenses increased by EUR 251 million, or 10.7%, mainly due to the consolidation of DiBa (EUR 211 million) and the restructuring provision for the international wholesale banking activities, partly charged to this geographical region. The addition to the provision for loan losses increased by EUR 179 million, mainly due to higher risk costs of ING BHF Bank and the international wholesale banking activities. As a result, the operating profit before taxation decreased by EUR 675 million to EUR (311) million, from EUR 364 million for 2001.

     In North America, operating income for 2002 increased by EUR 6 million, or 1.1%, to EUR 536 million, from EUR 530 million for 2001. This increase was caused by higher interest results (mainly ING Direct USA and Canada), which was largely offset by lower results from financial transactions and lower income from securities and participating interests (in 2001 EUR 40 million gain on the sale of the US investment banking activities). Operating expenses decreased by EUR 173 million, or 24.0%, to EUR 547 million. This decrease was due to the sale of the US investment banking activities in April 2001, which was partly offset by higher expenses of ING Direct USA and the regional part of the restructuring provision. The addition to the provision for loan losses increased sharply by EUR 238 million, in part due to the provisioning for National Century Financial Enterprises. The operating profit before taxation decreased by EUR 59 million to EUR (509) million, from EUR (450) million for 2001. In 2002 the ING Direct operations in the United States and Canada reported positive results for the full year.

     In Latin America, operating income for 2002 increased by EUR 70 million, or 28.6%, to EUR 315 million, from EUR 245 million for 2001. Higher interest results were partly offset by lower results from financial transactions. Despite the restructuring provision for international wholesale banking, operating expenses decreased by EUR 1 million due to cost containment actions. The addition to the provision for loan losses increased by EUR 25 million compared to the already high level in 2001, due to ongoing high Argentina provisioning. The operating profit before taxation increased by EUR 46 million to EUR 74 million, from EUR 28 million for 2001.

     In Asia, in spite of the consolidation of ING Vysya Bank, operating income for 2002 decreased by EUR 40 million, or 8.4%, to EUR 436 million, from EUR 476 million for 2001. The decrease was mainly due to lower commission income. Operating expenses increased by EUR 24 million, or 6.6%, to EUR 389 million, entirely due to the Asian share of the restructuring provision for international wholesale banking and ING Vysya Bank. Compared to the release of country risk provisions in 2001, the addition to the provision for loan losses increased by EUR 91 million, but is still relatively low. As a result, the operating profit before taxation decreased by EUR 155 million, or 80.3%, to EUR 38 million, from EUR 193 million for 2001.

     In Australia, operating income for 2002 increased by EUR 52 million, or 94.5%, to EUR 107 million, due to an increase of EUR 54 million in net interest result (mainly ING Direct Australia). Operating expenses increased by EUR 4 million, or 7.8%, while the addition to the provision for loan losses decreased by EUR 14 million. The operating profit before taxation improved by EUR 62 million to EUR 55 million, from EUR (7) million for 2001.

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

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt outstanding to third parties at December 31, 2003 was EUR 8,956 million, and at December 31, 2002 and 2001 was EUR 8,116 million and EUR 6,304 million, respectively. The EUR 8,956 million of debt outstanding at December 31, 2003 consisted of EUR 600 million principal amount of 6.5% perpetual subordinated debt securities issued in September 2001, US$ 800 million principal amount of 7.05% perpetual debt securities issued in July 2002, which have a balance sheet value of EUR 634 million, US$ 1,100 million principal amount of 7.20% perpetual debt securities issued in December 2002, which have a balance sheet value of EUR 872 million, EUR 750 million principal amount perpetual debt securities with a variable interest rate issued in June 2003, US$ 500 million principal amount of 6.20% perpetual debt securities issued in October 2003, which have a balance sheet value of EUR 396 million and EUR 5,704 million debentures. The detail with respect to the debentures is as follows:

			Principal amount
Interest Rate (%)	Year of issue	Due date	(EUR millions)
5.0	2001	May 3, 2006	1,000
6.125	2000	January 4, 2011	1,000
6	2000	August 1, 2007	750
5.5	2000	May 11, 2005	1,500
5.5	1999	September 14, 2009	1,000
7.125	1999	June 28, 2004	454

			5,704

At December 31, 2003, 2002 and 2001, ING Groep N.V. also owed EUR 655 million, EUR 376 million, EUR 837 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 655 million owed by ING Groep N.V. to ING Group companies at December 31, 2003, EUR 92 million was owed to ING Insurance companies, EUR 12 million was owed to ING Bank companies and EUR 551 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.

At December 31, 2003, 2002 and 2001, ING Groep N.V. had EUR 204 million, EUR 269 million and EUR (433) million, respectively, of cash. Dividends paid to the Company by its subsidiaries amounted to EUR 1,102 million, EUR 1,604 million and EUR 1,499 million in 2003, 2002 and 2001, respectively, in each case representing dividends declared and paid with respect to the reporting calender year and the prior calendar year. Of the amounts paid to the Company, EUR 519 million, EUR 1,262 million and EUR 560 million were received from ING Insurance in 2003, 2002 and 2001, respectively; EUR 583 million, EUR 258 million and EUR 939 million were received from ING Bank in 2003, 2002 and 2001 respectively, and for 2003 EUR 0 million was received from other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 40 million, EUR 1,453 million and EUR 50 million in 2003, 2002 and 2001, respectively, of the amounts paid to the Company, EUR 40 million was received from ING Bank in 2003, EUR 1,453 million and EUR 50 million were received from ING Bank in 2002 and 2001, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (i) paid-up capital and (ii) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

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

In order to strengthen the capital base, the Annual General Meeting of Shareholders of ING Group N.V. approved, in April 2003, the introduction of optional cash/stock dividend as from the final dividend 2002, and fully fund the cash element by issuing and selling to the market the depositary receipts that would have been issued if stock would have been chosen instead of cash.

ING Groep N.V. made dividend payments of EUR 21 million, EUR 21 million and EUR 21 million on its Preference shares and declared dividends of EUR 2,024 million, EUR 1,930 million and EUR 1,914 million on its Ordinary shares, in 2003, 2002 and 2001, respectively. Of the amounts paid as dividends on ING Groep N.V.’s Ordinary shares in 2002 and 2001 EUR 429 million and EUR 1,914 million, respectively, were paid in the form of cash dividends and the remainder was paid in the form of stock dividends. For the optional dividend 2003, payable in May 2004, the cash component is not yet known.

ING Group Consolidated Cash Flows

Year ended December 31, 2003 compared to year ended December 31, 2002

Net cash provided by operating activities amounted to EUR 60,179 million for the year ended December 31, 2003, compared to EUR 26,022 million for the year ended December 31, 2002. The increase in cash flow generated through the insurance funds of EUR 24,563 and through the funds entrusted to and debt securities of the banking operations of EUR 58,321 million was partly used for the lending and investment portfolio. The cash flow employed in lending decreased from a cash outflow of EUR 30,277 million in 2002 to a cash outflow of EUR 9,233 million in 2003. The year 2003 reflects mainly a lower level of advances regarding corporate lending due to the deterioration of the economic circumstances. Interbank lending showed a cash flow in 2003 of EUR 8,463 million against a cash flow of EUR 5,895 million in 2002. The cash outflow for taxation increased from EUR 381 million in 2002 to EUR 1,181 million in 2003 partly due to a tax refund received in 2002 and also due to the timing of payments to various taxation authorities, including finalization of tax assessments for prior years.

Net cash used in investment activities in 2003 was EUR 65,558 million, compared to EUR 26,556 million in 2002, reflecting on balance higher investments in fixed-interest securities and investments for account and risk of policyholders.

Net cash flow from financing activities was EUR 973 million in 2003, compared to EUR 3,184 million in 2002. The decrease of EUR 2,211 million in net cash flow from financing activities mainly reflects a decrease in the issuance of bonds and subordinated loans and lower cash dividend due to the change in dividend policy from cash dividends to stock dividends.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2003 of EUR 7,338 million, compared to EUR 7,830 million at year-end 2002, a small decrease of EUR 492 million from 2002 levels.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net cash provided by operating activities amounted to EUR 26,022 million for the year ended December 31, 2002, compared to EUR 23,424 million for the year ended December 31, 2001. The increase in cash flow generated through the funds entrusted to and debt securities of the banking operations of EUR 45,580 million was partly used for the lending portfolio. The cash flow employed in lending increased from a cash outflow of EUR 8,154 million in 2001 to a cash outflow of EUR 30,277 million in 2002. The cash outflow in respect of lending in the year 2001 was impacted by the sale of the United States investment banking activities (effect approximately EUR 20 billion). The year 2002 reflects mainly a high level of advances regarding corporate lending and mortgages in the Netherlands as well as the growth in international (wholesale) banking.

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

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2002 of EUR 7,830 million, compared to EUR 4,681 million at year-end 2001, an increase of EUR 3,149 million from 2001 levels.

ING Insurance Cash Flows

The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments, see also Item 11, “Quantitative and Qualitative Disclosure on Market Risk”.

Premium income and income from investments totaled EUR 45,519 million and EUR 9,523 million in 2003, EUR 52,284 million and EUR 11,716 million in 2002 and EUR 49,800 million and EUR 10,753 million in 2001, respectively. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 47,723 million, EUR 4,897 million and EUR 1,291 million in 2003, EUR 54,575 million, EUR 5,203 million and EUR 1,305 million in 2002 and EUR 52,642 million, EUR 5,583 million and EUR 1,286 million in 2001, respectively.

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to the commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 1,859 million at December 31, 2003, EUR 3,237 million at December 31, 2002 and EUR 1,534 million at December 31, 2001, respectively.

Net cash provided by operating activities was EUR 25,028 million, EUR 10,567 million and EUR 12,232 million in 2003, 2002 and 2001, respectively.

Net cash used by ING Insurance in investment activities was EUR 26,781 million, EUR 8,583 million and EUR 17,706 million in 2003, 2002 and 2001, respectively.

Cash provided by ING Insurance’s financing activities amounted to EUR 521 million, EUR 61 million and EUR 5,495 million in 2002, 2001 and 2000, respectively.

          Capital Base Margins and Capital Requirements

In the United States, since 1993, insurers, including the companies comprising ING Insurance’s U.S. operations, have been subject to risk based capital (‘RBC’) guidelines. See “Item 4. Information on the Company – Regulation and Supervision – Insurance – ING Americas.”

As at December 31, 2003, the required capital base margin of the insurance companies of ING Group computed in accordance with these protocol directives amounted to EUR 8,779 million compared to EUR 8,718 million for 2002. The total capital and surplus of these companies was EUR 18,463 million as at December 31, 2003 compared to EUR 17,848 million for 2002.

ING Bank Cash Flows

The principal sources of funds for ING Bank’s operations are growth of the retail funding, which mainly consists of current accounts, savings and retail deposits, repayments of loans, disposals and redemptions of investment securities (mainly bonds), sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of investment securities, funding of trading portfolios, interest expense and administrative expenses (see also Item 11, “Quantitative and Qualitative Disclosure on Market Risk”). At December 31, 2003, 2002 and 2001, ING Bank had EUR 5,735 million, EUR 5,191 million and EUR 3,467 million, respectively, of cash and cash equivalents.

ING Bank’s operating activities had a EUR 36,130 million cash inflow for the year ended December 31, 2003, compared with a EUR 16,900 million cash inflow for the year ended December 31, 2002, a cash inflow of EUR 10,307 million for the year ended December 31, 2001. The EUR 19,230 million increase in cash provided from operations from 2003 to 2002 was largely attributable to the decrease of banks available on demand and the increase of loans and advances and the increase of the trading portfolio which were partially offset by an increase in growth of funds entrusted.

The EUR 6,593 million increase in cash provided from operations from 2002 to 2001 was largely attributable to the increase of loans and advances and the decrease of trading portfolio which was partially offset by an increase in growth of funds entrusted. In the year 2002, the cash outflow employed in loans and advances compared with the year 2001 increased partly due to the consolidation of DiBa and Vysya Bank and a strong increase of reverse repurchases and corporate and residential mortgages.

On the other hand, the depreciation of most currencies against the euro had a negative effect on bank lending.

Savings accounts, as part of the funds entrusted, grew strongly in the year 2002 mainly because of increased thrift as a result of the uncertain economic climate.

Net cash generated from investment activities was EUR 38,639 million cash outflow, EUR 17,759 million cash outflow and EUR 8,657 million cash outflow in 2003, 2002 and 2001, respectively, mainly reflecting the investment in interest-earning securities exceeding the dispositions and redemptions of interest-earning securities. Investment in interest-earning securities was EUR 90,811 million, EUR 70,273 million and EUR 68.522 million in 2003, 2002 and 2001, respectively. Dispositions and redemptions of interest-earning securities was EUR 52,799 million, EUR 52,537 million and EUR 59,921 million in 2003, 2002 and 2001, respectively.

Net cash flow from financing activities amounted to EUR 510 million, EUR 1,750 million and EUR 1,571 million in 2003, 2002 and 2001, respectively.

The operating, investment and financing activities described above resulted in a negative net cash flow of EUR 1,999 million in 2003, EUR 891 million in 2002 and a net cash flow of EUR 3,221 million in 2001, respectively.

Capital Adequacy

Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the Dutch Central Bank for supervisory purposes (see Item 4, “Information on the Company”).

The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of each of December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
	(EUR million, other than percentages)
Risk-Weighted Assets	251,266	247,287	243,174
Consolidated group equity:
Tier 1 Capital	19,074	18,080	17,083
Tier 2 Capital	9,743	9,116	8,588
Tier 3 Capital	138	257	290
Supervisory deductions	(473)	(302)	(250)

Total qualifying capital	28,482	27,151	25,711

Tier 1 Capital Ratio	7.59%	7.31%	7.03%
Total Capital Ratio (Tier 1, 2 and 3)	11.34%	10.98%	10.57%

ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

Item 6. Directors, Senior Management and Employees

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management. The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the company, as well as to provide advice to the Executive Board. In the performance of their duties, the members of the Supervisory Board must serve the interests of ING Group and should not serve specific interests to the exclusion of other interests involved. Certain decisions of the Executive Board affecting ING Group as a whole – such as issuance or acquisition of shares, profit appropriation, major investments and capital expenditures and major changes in the working conditions of a substantial numbers of employees – require the approval of the Supervisory Board or the General Meeting of Shareholders.

The current members of the Executive Board are employees of ING Groep N.V. and are appointed by the Supervisory Board. Following the amendments of the Articles of Association in 2003, new members will be appointed by the General Meeting of Shareholders. Members of the Executive Board are appointed for an indefinite period. They retire by the end of the month in which they reach the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which they reach the age of 61 or 62.

Following the amendments of the Articles of Association in 2003, new Supervisory Board members shall be appointed by the General Meeting of Shareholders from a binding nomination of at least two candidates for each vacancy. No employee of ING Group is eligible for appointment to the Supervisory Board. Members of the Supervisory Board are appointed for a term of four years and may be reappointed for two terms. The current members of the Supervisory Board were appointed by the Supervisory Board with a right of objection for the Central Works Council and the General Meeting of Shareholders.

Set forth below is certain information concerning the members of the Supervisory and the Executive Board of ING Groep N.V.

SUPERVISORY BOARD OF ING GROEP N.V.

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Cornelius A.J. Herkströter, Chairman	1937	1998	2006	Former President of Royal Dutch Petroleum Company N.V. and Chairman of the Committee of Managing Directors Royal Dutch/Shell Group. Chairman of the Supervisory Board of Royal DSM N.V. Member of the Advisory Committee obert Bosch GmbH. Trustee of the International Accounting Standards Committee Foundation. Chairman of the Listing and Issuing Rules Advisory Committee Euronext N.V. Chairman of the Social Advisory Council Tinbergen Institute. Professor of International Management University of Amsterdam. Chairman of the Board of Trustees Council Erasmus University Rotterdam.

Luella Gross Goldberg	1937	2001	2005	Former member of the Board of Directors of ReliaStar Financial Corp. Member of the Board of Directors of each of TCF Financial Corporation, Hormel Foods Corporation, Communications Systems Inc. and Hector Communications Corporation. Member of the Advisory Board of Carlson School of Management, University of Minnesota.

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Paul F. van der Heijden	1949	1995	2007	Rector-Magnificus and Professor of labor law and industrial relations at the University of Amsterdam. Member of the Supervisory Board of NUON N.V. Member of the Supervisory Board of Buhrmann Nederland B.V. Crown-appointed member of the Social and Economic Council, the Netherlands. President of the ILO Governing Body, Committee on Freedom of Association (United Nations).

Claus Dieter Hoffmann	1942	2003	2007	Former Chief Financial Officer of Robert Bosch GmbH. Managing partner of H+H Senior Advisors, Stuttgart. Chairman of the Supervisory Board of SupplyOn AG. Member of the Supervisory Board of each of Bauerfeind AG. and Jowat AG.

Adrianus G. Jacobs	1936	1998	2007	Former chairman of the Executive Board of ING Groep N.V. (retired in May 1998). Chairman of the Supervisory Board of each of Royal Dutch/Shell Group, Imtech N.V., Johan Enschede and N.V. Verenigd Bezit VNU. Vice-chairman of the Supervisory Board of each of IHC Caland N.V. and Buhrmann N.V.

Wim Kok	1938	2003	2007	Former Minister of Finance and Prime Minister of the Netherlands. Member of the Supervisory Board of each of Royal Dutch/Shell Group, TPG N.V. and KLM Royal Dutch Airlines.

Godfried J. A. van der Lugt	1940	2001	2005	Former chairman of the Executive Board of ING Groep N.V. (retired in May 2000) Member of the Supervisory Board of Grontmij N.V. Chairman of the Supervisory Board of each of Siemens Nederland N.V and Stadsherstel Amsterdam N.V. Vice-chairman of the Supervisory Board of Academisch Ziekenhuis Groningen (Hospital).

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Paul J.A. Baron de Meester	1935	1998	2005	Former Member of the Board of Directors of BBL. Former chairman of Belgische Betonmaatschappij Besix-Betonimmo N.V. Member of the Supervisory Board of each of Tessenderlo Chemie N.V. and ETEX N.V. Chairman of the International Chamber of Commerce Belgium, Member of the Supervisory Board of Regionaal Ziekenhuis H. Hart (Hospital).

Jan D. Timmer	1933	1996	2005	Former President and Chairman of the Executive Board of Philips Electronics N.V.

Karel Vuursteen	1941	2002	2006	Former chairman of the Executive Board of Heineken N.V. Chairman of the Supervisory Board of each of Ahold N.V. and Randstad Holding N.V. Member of the Executive Board of Heineken Holding N.V. Member of the Supervisory Board of each of AB Electrolux (Sweden) and Akzo Nobel N.V. Director of Henkel KgaA.

Mr. Hoffmann is of German nationality. Mrs. Gross Goldberg is of US nationality. Mr. Baron De Meester is of Belgian nationality. The other members are of Dutch nationality.

Messrs. Hoffmann and Kok were appointed in the General Meeting of Shareholders on 15 April 2003. At that meeting Lutgart van den Berghe, Hans Tietmeyer and Mijndert Ververs retired from the Board. In January 2003, Johan Stekelenburg, member of the Supervisory Board, contracted a serious illness from which he died nine months later, on September 22, 2003. We will remember him as an exceptional and passionate man, always looking for solutions. In that role he has been of great value to ING.

In the Shareholders’ Meeting of April 27, 2004, Mr. Eric Bourdais de Charbonnière (1939, French nationality) will be proposed for appointment to the Supervisory Board.

EXECUTIVE BOARD OF ING GROEP N.V.

Ewald Kist, Chairman
(Born 1944, Dutch nationality)

Ewald Kist joined Nationale-Nederlanden in 1969. In 1986 he was appointed President of NN-US Corporation in the United States. In 1989 he became a member of the general management of Nationale-Nederlanden for the Netherlands, of which he was appointed Chairman in 1991. Since 1993 he has been a member of the Executive Board of ING Group, of which he was appointed Vice-Chairman as of April 1, 1999. Ewald Kist was appointed Chairman of the Executive Board as of May 2, 2000. His main responsibilities are Strategy, Communications and Audit Services. He will retire as of June 1, 2004. Mr. Kist is also a board member of VNO/NCW (Federation of Netherlands’ Employers).

Michel Tilmant, Vice-Chairman
(Born 1952, Belgian nationality)

Michel Tilmant started his career with Morgan Guaranty Trust Company in New York. In 1992 he joined Bank Brussels Lambert, where he was appointed Chairman of the Executive Board in 1997. After the acquisition of BBL by ING in 1998, he was appointed a member of the Executive Board of ING Group. He was appointed Vice-Chairman as of May 2, 2000. His main responsibilities are ING Europe including the global wholesale activities and ING Direct. Following the annual General of Meeting of Shareholders on April 27, 2004 he will succeed Ewald Kist as Chairman of the Executive Board. Mr. Tilmant is also a member of the Supervisory Board of the University of Louvain.

Frederick S. Hubbell
(Born 1951, American nationality)

Fred Hubbell was Chief Executive Officer (CEO) and President of the US life insurance company Equitable of Iowa, which was acquired by ING in mid-1997. Following his responsibility for the international insurance activities, he was appointed a member of the Executive Board of ING Group on May 2, 2000. His main responsibilities are ING Americas and asset management. Mr. Hubbell is also a member of the Board of Directors of the Macerich Company.

Cees Maas, Chief Financial Officer
(Born 1947, Dutch nationality)

After completing his degree in engineering physics and economics at the Erasmus University of Rotterdam in 1976, Cees Maas joined the Ministry of Finance. From 1986 to 1992 he was Treasurer-General. In July 1992, he joined ING Group and became a member of the Executive Board. In July 1996, Cees Maas was appointed Chief Financial Officer of the Executive Board. His main responsibilities are Control & Finance, Tax, Legal & Compliance, Investor Relations and Risk Management. Mr. Maas is also a member of the Advisory Board of Euronext.

Alexander Rinnooy Kan
(Born 1949, Dutch nationality)

Since 1977, Alexander Rinnooy Kan has held various positions with the Erasmus University of Rotterdam, of which he was appointed Rector-Magnificus in 1986. In 1991, he became President of the Federation of Netherlands Industry and Employers (VNO). After the merger in 1995 with the Netherlands Christian Employers’ Federation (NCW) he became President of VNO-NCW. In September 1996, Alexander Rinnooy Kan became a member of the Executive Board of ING Group. His main responsibilities are ING Asia/Pacific, ING Real Estate, Information Technology, Human Resources & Management Development and Procurement.

New appointments

At the Annual General Meeting of Shareholders on April 27, 2004, the Supervisory Board will propose appointing Eric Boyer de la Giroday (1952, Belgian nationality), Eli Leenaars (1961, Dutch nationality) and Hans Verkoren (1947, Dutch nationality) to the Executive Board. Eric Boyer is a member of the Management Committee South-West Europe, with responsibility for Financial Markets and Wholesale Banking, and a member of the Board of ING Belgium S.A. Eli Leenaars is chairman of ING Central Europe and a member of the Executive Committee ING Europe. Hans Verkoren is Global Head of ING Direct and member of the Executive Committee for ING Europe, responsible for Retail Financial Services.

Ewald Kist, the current chairman of the Executive Board, will retire on June 1, 2004. As chairman, he will be succeeded by Michel Tilmant as of April 28, 2004. Cees Maas will become vice-chairman as of that date, in addition to his role as Chief Financial Officer

COMPENSATION OF DIRECTORS AND OFFICERS

For compensation of directors and officers reference is made to Note 3.2.3 to the Consolidated Financial Statements on pages F-58 to F-73.

Committees

The Supervisory Board has three Committees: the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee.

Audit Committee

The Audit Committee consists of four members and meets at least four times a year of which at least one meeting a year with the external auditors, without the members of the Executive Board being present. The Committee consists of Aad Jacobs (chairman), Claus Dieter Hoffman, Paul Baron de Meester and Jan Timmer. The Audit Committee advises the Supervisory Board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to-date information on its financial position and that the Group’s published financial statements represent a true and fair reflection of this position. It also advises the Supervisory Board in ensuring that appropriate accounting policies, internal controls, risk management and compliance procedures are in place. The meetings are attended by the chairman and vice-chairman of the Executive Board as well as the chief financial officer. The general manager of Corporate Control & Finance, the General Counsel, the internal auditor and the external auditors attend its meetings.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee meets at least two times a year. It consists of four members – Cor Herkströter (chairman), Luella Gross Goldberg, Paul van der Heijden and Jan Timmer. The Committee advises the Supervisory Board on compensation policies and the composition of the Supervisory Board and Executive Board. The committee advises the Supervisory Board, also supported by external consultants, on the compensation packages of the members of the Executive Board. From the Executive Board the meetings are attended by the chairman, vice-chairman and the Executive Board member responsible for Human Resources and Management development.

Corporate Governance Committee

The Corporate Governance Committee meets at least once a year and consists of four members. The current members are Cor Herkströter (chairman), Luella Gross Goldberg, Paul van der Heijden and Jan Timmer. The primary tasks of the Corporate Governance Committee are to perform an annual evaluation of ING’s corporate governance as a whole and the governance of the Executive Board, to make proposals to the Supervisory Board and to the Annual General Meeting for improvements and to ensure that the corporate governance of ING as a whole and the policy on which its is based is fully transparent and communicated in the Annual Report and to the Annual General Meeting. From the Executive Board the meetings are attended by the chairman and vice-chairman.

EMPLOYEES

The number of staff employed on a full time equivalent basis of ING Group averaged 115,218 in 2003, of which 34,154, or 30%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over the past three years was as follows (average full time equivalents):

	Insurance operations			Banking operations			Totals
	2003	2002	2001	2003	2002	2001	2003	2002	2001
The Netherlands	12,268	11,706	11,096	21,886	22,639	23,473	34,154	34,345	34,569
Belgium	1,388	1,440	1,455	11,345	12,072	12,584	12,733	13,512	14,039
Rest of Europe	3,710	3,821	3,853	19,847	20,155	19,203	23,557	23,976	23,056
North America	14,752	15,499	15,618	2,087	1,941	1,955	16,839	17,440	17,573
Latin America	11,332	11,809	11,188	510	593	737	11,842	12,402	11,925
Asia	6,557	5,829	5,665	7,119	3,287	2,376	13,676	9,116	8,041
Australia	1,798	1,763	2,352	571	427	363	2,369	2,190	2,715
Other	27	—	—	21	75	80	48	75	80

Total	51,832	51,867	51,227	63,386	61,189	60,771	115,218	113,056	111,998

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 2,275 in 2003, 2,147 in 2002 and 1,019 in 2001. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the three Executive Centers was as follows for each of the years 2003, 2002 and 2001:

	2003	2002	2001
ING Europe	67%	67%	69%
ING Americas	23	24	23
ING Asia / Pacific	10	8	7
Other(1)		1	1

Total	100%	100%	100%

(1)	Mainly central staff departments

Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions

As of December 31, 2003, Stichting ING Aandelen (the “Trust”) held 2,114,961,163 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of December 31, 2003, there were 109,414,194 ADSs outstanding, representing an equal number of Bearer receipts. The ADSs were held by 915 record holders. Because certain of the ADSs were held by brokers or other nominees and the Bearer Depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

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

The Bearer receipts are in the form of bearer ‘Centrum voor Fondsenadministratie’ certificates (“CF Certificates”), with a dividend sheet without coupons or talons. The Centrum voor Fondsenadministratie provides central administration for the dividend sheets of the CF Certificates. The dividend sheets of CF Certificates, which do not trade separately from the CF Certificates, must be held by an eligible custodian. Transfer of title in the Bearer receipts in the form of CF Certificates together with the dividend sheet is effected by book-entry through the facilities of the Netherlands Central Institute for Securities Book-Entry Transactions (“NECIGEF”) and its participants pursuant to the Netherlands Act on book-entry transactions (“Wet giraal effectenverkeer”). Owners of Bearer receipts participate in the NECIGEF system by maintaining accounts with NECIGEF participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.

Voting of the Ordinary shares by holders of Bearer receipts as proxy of the Trust

Holders of Bearer receipts are entitled to attend and speak at general meetings of shareholders of ING Groep N.V. but do not have any voting rights.

However, the Trust will, subject to certain restrictions, grant a proxy to a holder of Bearer receipts to the effect that such holder may, in the name of the Trust, exercise the voting rights attached to the number of its Ordinary shares that corresponds to the number of Bearer receipts held by such holder of Bearer receipts.

On the basis of such a proxy, the holder of Bearer receipts may vote according to his own discretion. The requirements with respect to the use of the voting rights on the Ordinary shares that apply for the Trust (set out in the paragraph below) do not apply for the holder of Bearer receipts voting on the basis of such a proxy.

The restrictions under which the Trust will grant a voting proxy to holders of Bearer receipts are:

•	the relevant holder of Bearer receipts must have announced his intention to attend the general meeting of shareholders observing the provisions laid down in the articles of association of ING Groep N.V.;

•	the relevant holder of Bearer receipts may delegate the powers conferred upon him by means of the voting proxy; provided that the relevant holder of Bearer receipts has announced his intention to do so to the Trust observing a term before the commencement of the general meeting of shareholders, which term will be determined by the Trust.

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

Valid resolutions may be passed only if all Managing Directors have been duly notified, except that in a case where there is no such notification valid resolutions may nevertheless be passed by unanimous consent at a meeting at which all Managing Directors are present or represented. A Managing Director may be represented only by a fellow Managing Director who is authorized in writing. All resolutions of the Management Board shall be passed by an absolute majority of the votes.

The legal relationship between holders of Bearer receipts and the Trust is governed entirely by Netherlands law.

Termination of the Trust

Should the Trust be dissolved or wish to terminate its function under the Trust Agreement, or should ING Groep N.V. wish to have such function terminated, ING Groep N.V. shall, in consultation with the Trustee and with the approval of the meeting of holders of Bearer receipts, appoint a successor to whom the administration can be transferred. The successor shall have to take over all commitments under the Trust Agreement. Within two months of the decision to dissolve or terminate the Trust, the Trust shall have the shares which it holds for administration transferred into its successor’s name. For a period of two months following notification of succession of the administration, holders of Bearer receipts may elect to obtain free of charge, shares of type of which they hold Bearer receipts. In no case shall the administration be terminated without ING Groep N.V.’s approval.

Holders of Bearer receipts with a stake of 5% or more

According to filings under the Dutch Act on the Disclosure of Significant Interests, only three shareholders held more than 5% of the Bearer receipts of ING Groep N.V. as of December 31, 2003. They were ABN AMRO, Aegon and Fortis. To the best of our knowledge, there are no other shareholders who own a more than 5% interest in Bearer receipts of ING Groep N.V. Because shareholders are permitted to report their cumulative holdings of Bearer Receipts and are not required to separately identify which are with respect to preferred shares and which are with respect to ordinary shares, we are not able to accurately identify holders who own more than a 5% interest in Bearer Receipts for ordinary shares.

The following table sets forth the share ownership of each 5% holder of ING issued capital.

Shareholder	% of Issued capital (1)(2)
ABN AMRO Holding N.V.	5.12
AEGON N.V.	6.25
Fortis N.V.	6.15

(1)	This information is based upon filings made under the Dutch Major Holdings Disclosure Act as of the respective filing dates and may not be accurate as of the date hereof.

(2)	The Dutch Major Holdings Disclosure Act requires investors to file their ownership as a percentage of the company’s issued capital rather than as a percentage of the class of securities. For more information on the Act and the filings based upon the Act, please visit the website of the Dutch Authorities for the Financial Markets at www.afm.nl

Under the Dutch Act on the Disclosure of Significant Interests, shareholders are not required to provide updated information or make regular additional filings. As a result, we are not, nor would we be likely to be, aware of any significant changes in the ownership of ING Groep N.V. Bearer receipts.

None of these major shareholders possesses voting rights different from those possessed by other shareholders. The voting rights of the majority of ING ordinary shares are held by the Trust. As of December 31, 2003, shareholders in the Netherlands held approximately 353 million Bearer receipts, or 19% of the total number of Bearer receipts then outstanding. As of December 31, 2003, shareholders in the United States held approximately 430 million Bearer Receipts (including ADSs), or 23% of the total number of Bearer receipts then outstanding.

As of December 31, 2003, other than the Trust, no other person is known to the Company to be the owner of more than 10% of the Ordinary shares or Bearer receipts. As at December 31, 2003, members of the Supervisory Board held 16,487 ING Group Bearer receipts and 387 ING Group warrants. If Supervisory Board members hold ING options that were granted in their former capacity as member of the ING Executive Board, these options are part of the ING Stock option plan described in Note 3.2.3. to the Consolidated Financial Statements.

Related Party Transactions

As of December 31, 2003, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was EUR 1.8 million, at an average interest rate of 4.7%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.2 million, at an average interest rate of 4.6%. The largest aggregate amount of loans and advances outstanding to members of the Supervisory Board and the Executive Board during 2003 was EUR 4.4 million.

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

See item 18, “Financial Statements” on pages F-1 through F-138.

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

These legal proceedings include a claim filed by the Mexican fertilizer producer Fertinal against ING Comercial América, a wholly owned subsidiary of ING Group. Fertinal claims EUR 238 million (USD

300 million) from ING Comercial América, the maximum coverage under the insurance policy of their mining operations. The case is disputed before a judge in Mexico; we cannot assess the final outcome. Fertinal has also filed a criminal complaint of fraud against ING Comercial América and some of its employees, the outcome of which is also yet unclear.

In The Netherlands ING Bank, together with all other major Dutch banks and their joint venture Interpay, are the subjects of an examination by the Dutch competition authority “Nederlandse Mededingings-autoriteit” or NMa. Allegedly the Dutch banks and Interpay have artificially kept the prices for the use of electronic payment systems higher than necessary. This investigation could result in a fine to be paid, but whether such fine will be imposed and, if so, what the amount of the fine will be, is still uncertain.

Like many other companies in the U.S. mutual fund and insurance industries, several of our U.S. companies have received informal and formal requests for information from various U.S. and state governmental and self-regulatory agencies in connection with investigations related to trading of mutual funds and variable insurance products. ING is responding to the requests and is also conducting its own review with the assistance of outside counsel. While the investigations have not been concluded, we believe that any questionable arrangements or trading that have been identified thus far do not represent a systemic problem in the businesses involved and that the outcome of the investigations will not be material to ING Group.

DIVIDENDS

ING Groep N.V. has declared and paid dividends each year since its formation in 1991. Each year, a final dividend in respect of the prior year is generally declared at and paid after the annual General Meeting of Shareholders generally held in April of each year. An interim dividend is generally declared and paid in September, based upon the results for the first six months. The declaration of interim dividends is subject to the discretion of the Executive Board of ING Groep N.V., whose decision to that effect is subject to the approval of the Supervisory Board of the Company. The Executive Board decides, subject to the approval of the Supervisory Board of ING Groep N.V., which part of the annual profits (after payment of dividends on Preference shares and Cumulative Preference shares) will be added to the reserves of ING Groep N.V. The part of the annual profits that remains after this addition to the reserves and after payment of dividends on Preference shares and Cumulative Preference shares is at the disposal of the General Meeting of Shareholders, which may declare dividends therefrom and/or add additional amounts to the reserves of ING Groep N.V. A proposal of the Executive Board with respect thereto is submitted to the General Meeting of Shareholders. The declaration and payment of dividends and the amount thereof is dependent upon the Company’s results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Executive Board in determining the appropriate amount of reserves and there can be no assurance that the Company will declare and pay any dividends in the future.

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

In order to further strengthen the capital base, the Annual General Meeting of Shareholders on April 15, 2003 approved the reintroduction of the option of receiving dividends either in cash or in the form of additional Ordinary shares. If a shareholder opts to receive the dividend in cash, Ordinary shares will be issued but not to such shareholders. These will be sold by or on behalf of ING Groep N.V. on the open market in the form of Bearer receipts. Shareholders will have five AEX stock-exchange days, beginning with the ex-dividend date, to indicate their preference for dividend payment in cash or in (bearer receipts for) Ordinary shares. The exact value of the (interim) dividend in (bearer receipts for) Ordinary shares will be established based on the weighted average price of ING shares on the AEX during this five-day period. Based on this price, ING will determine the value difference between the payment in shares and the payment in cash. The payment in shares can be slightly higher than the payment in cash. ING has deliberately chosen this five-day period for the value determination in order to avoid being dependent on chance price fluctuations of ING shares on one particular day.

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

There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, Bearer receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under “Item 10. Additional Information – Taxation –Netherlands Taxation”.

Since December 31, 2003 no significant changes have occurred in the financial statements of the Group included in “Item 18, Financial Statements” of this document.

Item 9. The offer and listing

Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on the Official Market of Euronext Amsterdam N.V.’s Stock Exchange, the principal trading market for the Bearer receipts. The Bearer receipts are also listed on the stock exchanges of Euronext Brussels, Euronext Paris, Deutsche Börse as well as on the Swiss Exchange. As of December 31, 2003, ING Group was the second largest company quoted on the Euronext Amsterdam Stock Exchange, based on market capitalization. ING Bank is one of the principal market-makers for the Bearer receipts on the Euronext Amsterdam Stock Exchange.

Since June 13, 1997, American Depositary Shares (‘ADS’), each representing one Bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the Bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 16, 2004, among the Company Stichting ING Aandelen, as Trustee, such Depositary and the holders of ADSs from time to time. Stichting ING Aandelen (the “Trust”) holds all voting rights over the Ordinary shares, and pursuant to the Trust Constitution and Trust Conditions, the Trust will grant proxies to holders of the Bearer receipts. See Item 7 “Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2003, there were 109,488,152 ADSs outstanding, representing an equal number of Bearer receipts. The ADSs were held by 915 record holders. Because certain of the ADSs were held by brokers or other nominees and the Bearer Depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2003, approximately 19% of the Bearer receipts were held by Dutch investors, approximately 25% by investors in the U.K. and approximately 23% by investors in the United States and Canada (including as represented by ADSs).

The following are the high and low sales prices of the Bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 1999 – February 27, 2004:

			Trading
			volume,			Trading
			in millions			volume,
	Euronext Amsterdam		of Bearer	New York		in millions
	Stock Exchange (EUR)		receipts(1)	Stock Exchange (USD)		of ADSs(1)
Calendar period	High	Low		High	Low
1999	61.85	50.19	1,602.4	697/16	4713/16	16.0
2000	86.10	48.21	1,666.3	801/8	471/16	28.7
2001 (2)	43.97	22.80	2,687.5	41.75	21.30	43.5
2002
First quarter	31.20	25.70	349.7	27.10	22.62	13.7
Second quarter	30.98	23.13	357.2	27.32	22.75	13.9
Third quarter	26.30	13.29	686.3	25.95	13.07	24.5
Fourth quarter	19.55	14.31	640.1	19.31	14.05	25.9
2003
First quarter	17.30	8.70	817.4	18.22	9.96	37.2
Second quarter	16.21	10.75	805.0	19.00	11.90	36.1
Third quarter	19.00	14.65	673.8	21.14	17.33	29.5
Fourth quarter	19.06	16.20	567.3	23.41	19.21	22.1
2003 and 2004
August 2003	18.63	17.06	194.1	21.10	19.48	9.4
September 2003	19.00	15.73	229.4	21.14	18.50	9.3
October 2003	17.86	16.20	227.9	20.84	19.21	8.1
November 2003	19.06	17.52	194.5	22.20	20.87	7.6
December 2003	18.49	17.47	144.9	23.41	21.47	6.4
January 2004	21.00	18.75	215.8	26.51	23.49	8.3
February 2004	21.20	19.67	181.5	27.37	24.59	8.0

(1)	Aggregate of purchases and sales

(2)	With effect from July 2, 2001 the stock of ING Group was split in a 2:1 ratio.

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

During their office, members of the Supervisory Board are not allowed to borrow from ING Group or any of its subsidiaries. Members of the Executive Board are empowered to exercise all the powers of ING Group to borrow money, subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.

Our Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. Nevertheless, it has become standard practice for Executive Board members to retire at the age of 60. Pursuant to the Articles of Association, members of the Supervisory Board are appointed for a four-years term and may be re-appointed for no more than two additional four-year terms.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and its exhibits, may be inspected and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and the copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or on our website at http://www.ing.com.

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

Holders of Bearer receipts are entitled to attend and speak at General Meetings of Shareholders of the Company; however holders of Bearer receipts (including the Depositary on behalf of the holders of ADSs) as such are not entitled to vote at such meetings. However, as set out in “Item 7. Major Shareholders and Related Party Transactions”, the Trust will grant a proxy to the effect that such holder of Bearer receipts may, in the name of the Trust, exercise the voting rights attached to a number of its Ordinary shares that corresponds to the number of Bearer receipts held by him. On the basis of such a proxy the holder of Bearer receipts may vote according to its own discretion.

Holders of Bearer receipts may surrender the Bearer receipts in exchange for Ordinary shares. The Trust charges a fee for exchanging Bearer receipts for Ordinary shares. Such fee, in each case, is a minimum of EUR 25.00, but varies based on the number of Bearer receipts so exchanged.

Obligations of shareholders to disclose holdings

The Netherlands’ Act on Disclosure of Holdings in Listed Companies (the “Major Holdings Act”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect to ING Groep N.V., the Major Holdings Act would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of Bearer receipts, Ordinary shares, ADSs, Preference shares, Options or Warrants, to notify in writing both ING Groep N.V. and the Financial Markets Authority of the Netherlands (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.

Upon ING Groep N.V.’s receipt of the notification, the information will be disclosed, as notified, forthwith to the public by means of an advertisement in a newspaper distributed throughout the Netherlands. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Financial Markets Authority or ING Groep N.V., in accordance with the Major Holdings Act, including suspension of the voting right in respect of such person’s Ordinary shares.

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

Under the Treaty, dividends paid by ING Groep N.V. to a resident of the United States (other than an exempt organization or exempt pension trust, as defined in the Treaty) who is the beneficial owner of the dividends are generally eligible for a reduction of Netherlands withholding tax to 15%, provided that such resident does not have an enterprise which carries on a business in the Netherlands through a permanent establishment or a permanent representative or performs independent personal services from a fixed base situated in the Netherlands to which or to whom the Bearer receipts or ADSs are attributable. Such reduced dividend withholding rate can be applied for at source upon payment of the dividend submitting a form IB 92 USA prior to the dividend payment date, which form includes a banker’s affidavit stating that the Bearer receipts or ADSs are in the bank’s custody in the name of the applicant, or that the Bearer receipts or ADSs have been exhibited to the bank as being the property of the applicant. A U.S. Shareholder who is unable to claim withholding tax relief in this manner can obtain a refund or excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented a claim for withholding tax relief at source. In case above-mentioned beneficial owner of the dividends is a company which holds directly at least 10 percent of the voting power of ING Groep N.V. a further reduction of Dutch dividend withholding tax to 5% can be applied for.

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

There is currently an arrangement with the Netherlands Ministry of Finance under which U.S. Shareholders of outstanding ADSs (but not holders of Bearer receipts) of ING Groep N.V. may obtain the lower 15% withholding rate under the Treaty without filing forms described above. The arrangement also applies to qualifying exempt pension trusts but not to other exempt organizations.

On August 29, 2002 dividend-stripping rules have been introduced in Netherlands tax law. These rules have retroactive effect per April 27, 2001. The rules provide that in the case of dividend-stripping, the 25% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits form the dividends, whereby such person retains, whether directly or indirectly, an interest in the share on which the dividends were paid.

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

•	such shareholder is not a resident or deemed resident and, in the case of an individual, has not elected to be treated as a resident of the Netherlands; and

•	such shareholder does not have an enterprise or an interest in an enterprise, which in its entirety or in part carries on business in the Netherlands through a permanent establishment or a permanent representative or deemed permanent establishment to which or to whom the Bearer receipts or ADSs are attributable; and

•	such shareholder does not have a substantial interest, as defined in Dutch tax law, in the share capital of ING Groep N.V.

Gift, estate or inheritance tax

No Netherlands gift, estate or inheritance tax will be imposed on the acquisition of Bearer receipts or ADSs by gift or inheritance from a holder of Bearer receipts or ADSs who is neither resident nor deemed resident in the Netherlands, provided that the ADSs or Bearer receipts are not attributable to an enterprise which in its entirety or in part is carried on through a permanent establishment or a permanent representative in the Netherlands. Furthermore, Dutch gift and inheritance tax is due if the holder of Bearer receipts or ADSs dies within 180 days of making the gift, and at the time of death is a resident or deemed resident of the Netherlands. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift and inheritance tax purposes for ten years after leaving the Netherlands. An individual with a non-Dutch nationality is deemed to be a resident of the Netherlands for the purposes of Dutch gift tax if he or she has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

UNITED STATES TAXATION

Taxes on income

For United States Federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust in the case of Bearer receipts, or the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the Bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as defined for United States Federal income tax purposes. Such a dividend will constitute income from sources outside the United States. A dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If you are a noncorporate U.S. Shareholder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Bearer receipts or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the Bearer receipts or ADSs generally will be qualified dividend income.

Subject to the limitations provided in the United States Internal Revenue Code, a U.S. Shareholder may generally deduct from income, or credit against its United States Federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. ING Groep N.V. will endeavor to provide to U.S. Shareholders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Shareholders. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Because payments of dividends with respect to Bearer receipts and ADSs will be made in euros, a U.S. Shareholder will generally be required to determine the amount of dividend income by translating the euro into United States dollars at the “spot rate” on the date the dividend distribution is includable in the income of the U.S. Shareholder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is includable in the income of the U.S. Shareholder to the date such payment is converted into United States dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxes on capital gains

Gain or loss on a sale or exchange of Bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States Federal income tax purposes. If such U.S. Shareholder has held the Bearer receipts or ADSs for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate U.S. Shareholder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally subject to a maximum tax rate of 15%. In general, gain or loss from a sale or exchange of Bearer receipts or ADSs by a U.S. Shareholder will be treated as United States source income or loss for United States foreign tax credit limitation purposes.

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

A U.S. Shareholder who owns Bearer receipts or ADSs during any year that ING Groep N.V. is a PFIC must file Internal Revenue Service Form 8621.

Item 11 Quantitative and Qualitative Disclosure of Market Risk

Introduction

The Executive Board gives a high priority to risk management and risk control. By virtue of the Group’s size and its wide variety of activities, types of clients and geographic regions, ING seeks to maintain the highest quality of risk management and control and to apply the most up-to-date and reliable methods available, not only to protect the Group itself but also its clients and shareholders. ING has comprehensive risk management and control procedures in place at all levels within the Group, which enable the Group to control and monitor risks and the accumulation of risks. The risk governance and systems of controls in use ensure management that risks are being measured, monitored and reported adequately and effectively. The principal risks are credit risk, market risk, insurance risk, liquidity risk and operational risk.

Risk Policy Committee (RPC)

The RPC evaluates and sets ING Group’s overall risk profile, aiming for a balance between risk, return and capital. The Committee advises the Executive Board on:

-	Risk Adjusted Return on Capital (RAROC) and the RAROC methodology, as well as the allocation of economic capital to the business units and to the risk categories;

-	the consolidated Group limits for the principal risk categories;

-	capital position, taking into account aspects such as the capital investment policy and methodology.

RPC ensures that the risk-management organization adequately supports the risks ING incurs, that the risk-management process is properly audited and that improvements in this process are completed to meet regulatory and internal requirements. ING’s risk profile, risk-management processes and systems of internal controls in relation to market developments are assessed in quarterly RPC meetings. The RPC consists of members of the Executive Board, as well as the heads of Corporate Audit Services, Corporate Control & Finance, Corporate Market Risk Management, Corporate Credit Risk Management and Corporate Insurance Risk Management.

The below-mentioned risk committees act within the overall risk-policy guidelines and delegated authorities granted by the RPC. These committees also ensure a close link with the business units through representation of business heads on the committees.

Central Credit Committee ING Bank (CKC)

The CKC is the highest credit approval body within ING Bank. It establishes country limits, country ratings, credit limits and counterparty limits and advises the Executive Board on provisions. CKC oversees other credit committees covering the entire business of ING Bank. The CKC meets on a weekly basis and is chaired by the CFO.

ING Group Risk Concentration Committee (IRCC)

The IRCC advises the Executive Board about ING Group’s largest credit-risk concentrations across portfolios of corporate customers, industries, financial institutions and sovereign customers and provides recommendations on the direction of the exposure, but not on specific limits. The IRCC meets on a monthly basis and is chaired by the CFO.

ING Bank Provisioning Committee (IPC)

The IPC decides on ING Bank’s specific debtor- and country- provisioning levels based on formal analyses of the credit portfolio, which take place on a quarterly basis. The IPC meets on a quarterly basis and is chaired by the CFO.

Asset & Liability Committee ING Group (ALCO ING Group)

ALCO ING Group sets the overall risk profile of the parent company ING Groep N.V. ALCO ING Group defines the policy regarding funding, liquidity, interest-rate mismatch and foreign-exchange risks of the parent company. ALCO ING Group meets on a monthly basis and is chaired by the CFO.

Asset & Liability Committee ING Bank (ALCO Bank)

ALCO Bank sets the overall risk profile of all ING Bank’s non-trading market risk that occurs in its banking activities. ALCO Bank defines the policy regarding funding, liquidity, interest-rate mismatch and solvency of ING Bank. ALCO Bank monitors balance-sheet developments, the funding structure, the liquidity position, contingency funding and the interest-rate sensitivity of interest margin. ALCO Bank is also responsible for the hedging of translation risk of investments in foreign entities. ALCO Bank meets on a monthly basis and is chaired by the CFO.

ING Bank Market Risk Committee (IMRC)

The IMRC sets the overall trading-risk profile of ING Bank. The IMRC sets trading limits for normal market conditions (Value-at-Risk) and for events (Event Risk) for all trading-risk categories (Foreign Exchange, Interest Rate and Equity), as well as trading-issuer limits and underwriting limits. IMRC also decides on new trading products and associated limits and on risk factors. The IMRC meets on a monthly basis and is chaired by the CFO.

Asset & Liability Committee Insurance (ALCO Insurance)

ALCO Insurance is responsible for monitoring market risks (with relevant links to actuarial risks) for all ING insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and translation risk (hedging). ALCO Insurance monitors and set standards for the interest-rate risk of products sold, signs off on the investment mandates and reviews the actual asset allocation and performance against the mandate. ALCO Insurance meets six times during the year and is chaired by the CFO.

Operational Risk Committee ING Group (ORC)

The ORC advises the Executive Board on the operational-risk profile and determines ING Group’s policies concerning security and IT risk, compliance, regulatory, legal and litigation issues, crisis and business continuity risk, reputational risk, as well as management-information systems. The ORC meets on a quarterly basis and is chaired by the CFO.

RAROC Directors Committee (RDC)

The RDC is responsible for the overall consistency of methodologies and methods used in the banking

RAROC framework. The RDC meets on a quarterly basis and is chaired by the head of Corporate Control & Finance/Management Accounting.

Risk Management Departments

Risk management (measurement, monitoring and reporting) within ING is managed by three departments at Group level: Corporate Credit Risk Management (CCRM), Corporate Market Risk Management (CMRM) including Corporate Operational Risk Management (CORM), and Corporate Insurance Risk Management (CIRM). The heads of these departments (Corporate Risk Managers) report to the CFO. The risk departments advise the risk committees and are responsible for the harmonization and standardisation of risk-management practices, risk definitions and standards, policies, procedures, models and methodologies.

The regional and local risk managers in the business entities have a functional reporting line to the Corporate Risk Managers; the regional risk managers/local risk managers ensure day-to-day risk analysis, proper measurement and controls, aggregation of risks, policy development and standards within the overall risk-governance framework.

Risk Adjusted Return on Economic Capital

ING Group applies the Risk Adjusted Return on Capital (RAROC) framework as a management tool for its banking operations to consistently measure operational performance on a risk-adjusted basis (which is linked to shareholder-value creation). RAROC increases focus, in the decision-making process, on rewards versus risk and consequently the use of scarce capital in the most efficient way. Risk-adjusted pricing tools are used as a basis for the pricing of transactions and as an important determinant in the credit-approval procedures.

RAROC is calculated as the risk-adjusted return divided by economic capital. The risk-adjusted return is based on similar valuation principles as applied in the financial accounts, with two important exceptions: the actual credit-risk provisioning is replaced by expected losses reflecting statistically calculated average credit losses over the entire economic cycle; secondly, the Profit and Loss account is adjusted for effects that relate to replacing actual book capital by economic capital.

Economic capital is defined as the amount of capital required to bear the economic risks created by the activities of the company at the company’s desired level of comfort. ING uses a one-sided confidence interval of 99.95% - consistent with our target debt rating (AA/Aa2 long term) - and a one-year time horizon.

RAROC for banking operations (excluding ING Direct) by Management Centre

			Economic
			capital
	RAROC		(in billions
	(pre-tax)		of euros)
	2003	2002	2003	2002
MC Netherlands	43.5%	38.4%	4.5	4.8
MC South-West Europe	21.8%	17.0%	3.1	3.4
MC Germany	(3.4%)	(3.5%)	1.4	1.4
MC Central Europe	11.2%	9.5%	0.8	1.0
MC UK/Americas/Asia	7.2%	(0.4%)	1.9	3.1
Other	(46.5%)	(64.9%)	1.1	0.8

Total banking operations	17.6%	13.2%	12.8	14.5

Retail	35.8%	26.4%	2.8	2.7
Wholesale	12.5%	10.1%	10.0	11.8

‘Other’ include items of Corporate lines, EC Americas, EC Asia Pacific and Other Asset Management. 2002 figures have been restated.

The total pre-tax RAROC for the banking operations corresponds to an after-tax RAROC of 13.1% (excluding ING Direct) that can be compared with 10.2% for 2002.

Economic capital break-down by risk category ING Bank

	2003	2002
Credit risk (including Transfer risk)	52%	49%
Market risk	22%	20%
Business risk	13%	17%
Operational risk	13%	14%

Total	100%	100%

The percentages shown by risk category reflect all diversification effects, including risk reduction between the risk categories.

Diversification effects as a result of combining bank and insurance activities are not taken into account.

ING Group continues to develop and refine the models supporting the RAROC calculations. The overall consistency of methodologies and methods used is governed by the RDC. All risks, except for business risk, are subject to an independent control process with a functional reporting line to the Corporate Risk Managers. Although business risk is factored into the planning and budgeting process, business risk is not subject to an independent control process, but is the responsibility of the relevant business units.

Credit Risk

ING’s policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the regions by means of top-down concentration limits for countries, individual borrowers and industries. The aim is to expand relationship-banking activities, while maintaining stringent internal risk/return guidelines and controls. For the investment portfolios backing the insurance liabilities, ING’s policy is to maintain a diversified credit fixed-income investment portfolio within acceptable internally and externally driven parameters.

Credit risk – ING Bank

Credit risk is the risk of loss from the default by a debtor or counterparty. Credit risks arise in ING’s lending and investment activities, as well as in its trading activities. Credit-risk management is supported by general information systems and internal rating methodologies for debtor and counterparties.

Risk analysis Credit analysis is risk/reward-oriented whereby the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. Continually more sophisticated RAROC-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters established by the RPC and the Credit Risk Committee (CRC is dedicated to the harmonization of credit risk management practices through credit risk definitions and standards, policies, procedures, models and methodology). ING’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer-group comparisons, industry comparisons and other quantitative tools.

Risk concentration monitoring Corporate Credit Risk Management (CCRM) is responsible for developing and maintaining common credit risk and country risk policies and procedures throughout the Group. Additionally, CCRM is responsible for evaluating country-, borrower- and counterparty-concentration risk issues by applying senior risk management level oversight to the credit review and monitoring activities of all business units. Lastly, CCRM is responsible for consolidated credit risk reporting and improving risk-measurement techniques. To achieve these goals, CCRM is responsible for standardizing tools and systems used at all levels of credit risk management.

Delegated authorities Within globally established procedures all banking units of ING Bank have their own bodies for the approval of credits within a system of delegated authorities. The RPC determines which authorities are delegated to various credit committees and approval bodies. The credit-approval hierarchy is separate from line functions, but has balanced participation from both senior credit risk and senior commercial personnel.

Credit exposure The credit exposure of ING Bank is mainly related to traditional lending to private individuals and businesses. Loans to private individuals are mainly mortgage loans secured by residential property. Loans to businesses are often collateralised, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Credit exposure arises also from trading activities, for instance in derivatives, repurchase transactions and securities lending/borrowing.

Risk classes are defined based upon the quality of the lending portfolio in terms of creditworthiness, varying from investment grade to problem grade.

Risk classes ING Bank in % of total outstandings (1)

			Moody’s	S&P’s
	2003	2002	equivalent	equivalent
Investment Grade: 1-10	57.1%	46.5%	Aaa - Baa3	AAA - BBB-
Speculative Grade: 11-17	41.2%	51.7%	Ba1-C	BB+ -C
Problem Grade: 18-22	1.7%	1.8%	D	D

Total	100.0%	100.0%

(1) Based on the retail and wholesale lending activities and investments

The proportional increase in investment grade outstandings as a percent of total outstandings is principally related to the growth of ING Direct.

Risk concentration ING Bank by Economic Sector

	2003	2002
Automotive	1.1%	0.9%
Basic Industries	0.5%	0.5%
Building Materials	0.6%	0.8%
Chemicals	0.4%	0.6%
Civic, Religious & Social Organizations	0.3%	0.3%
Construction, Infrastructure & Real Estate	5.1%	5.7%
Financial Institutions	39.4%	43.3%
Food, Beverages & Personal Care	1.8%	2.0%
General Industries	1.9%	3.3%
Health Care and Pharmaceuticals	1.1%	1.0%
Natural Resources	1.7%	2.0%
Private Individuals	23.8%	21.0%
Public Administration	8.4%	6.9%
Retail	1.1%	0.9%
Services	2.5%	2.8%
Telecommunications, Media & Technology	1.5%	1.9%
Transportation & Logistics	2.0%	2.4%
Utilities	1.5%	1.6%
Other	5.3%	2.1%

Total	100.0%	100.0%

Debtor provisioning The credit portfolio is under constant review. A formal analysis takes place on a quarterly basis to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed in IPC, which decides on specific provisioning levels. ING Group identifies as impaired loans those loans for which it is probable that the principal and interest amounts contractually due will not be collected in a timely manner.

ING is of the opinion that its loan-loss provisions as of December 31, 2003 are adequate to absorb losses from ING Bank’s credit risk taking activities.

Additions to the provision for loan losses ING Bank (based on risk country) (1)

	2003	2002
Netherlands	352	236
Belgium	114	53
Rest of Western Europe	410	352
Central and Eastern Europe	94	80
North America	194	497
Latin America	(18)	167
Asia	(31)	3
Other	10	47

Total	1,125	1,435

(1) The regions are related to the risk country of the underlying credit risk.

Country risks – ING Bank

Country risk is the risk that ING faces which is specifically attributable to events in a specific country (or group of countries). Country risk is identified in lending (corporate and counterparty), trading and investment activities. All transactions and trading positions generated by ING include a country risk. Country risk is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING or its counterparties to meet their respective foreign currency obligations due to a specific country event.

Limit setting and monitoring In countries where ING is active, the risk profile is regularly evaluated, resulting in a country rating. Country limits are based on this rating and ING’s risk appetite. Exposures derived from lending and investment activities are then measured and reported against these country limits on a daily basis. Country-risk limits are assigned for transfer risk, generally only in emerging markets. The emerging-markets transfer risk as a percentage of total retail and wholesale activities decreased from 6% in 2002 to 4.6% in 2003. Exposure is closely monitored for economic country risk, although no formal limits are established. The table below shows the largest economic country risks as of year-end 2003 compared with 2002.

Largest economic exposures ING Bank by country (1) (amounts in billions of euros)

	2003	2002
Netherlands	183.5	145.4
United States	50.4	67.4
Germany	49.9	43.1
United Kingdom	47.1	36.0
Belgium	41.1	25.3
France	24.6	24.0
Spain	19.2	10.1
Canada	12.3	9.0
Italy	11.8	6.3
Australia	11.0	7.3

(1)	Only covers exposures in excess of EUR 10 billion, including intercompany exposures with ING Insurance

Country-risk capital allocation The methodology of calculating risk capital is linked to the risk definitions with respect to determining where the country risk occurs. Emerging market countries with low and medium risk that have not defaulted, require no mandatory provisions for transfer risk. Instead of provisions, additional capital is allocated to transactions that incur country risk, the amount of which is a function of the risk of the country as well as the risk of the transaction itself. For high risk countries that are near default or have recently defaulted, adequate provisioning is a requirement. ING’s policies with respect to capital allocation and provisioning for country risk are in line with the country-risk directives issued by the Dutch Central Bank.

Largest cross border lending exposures ING Bank in emerging markets in excess of EUR 750 million (1)

			Provisions
	Gross transfer		on foreign		Country capital
	exposure		currency loans		add-on
	2003	2002	2003	2002	2003	2002
	(EUR millions)
Country
South Korea	1,529	1,942	0	5	0	0
Poland	1,465	1,832	1	65	0	0
China	1,091	784	6	23	0	0

(1)	Figures exclude local currency denominated loans.

Settlement risks – ING Bank

Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING has paid or delivered its side of the trade. The risk is that ING delivers, but does not receive delivery from the counterparty. Settlement risk can most commonly be contained and reduced by entering into transactions with delivery-versus-payment (DVP) settlement methods, as is common with most clearing houses, or settlement netting agreements. A recent example is ING’s participation in CLS Bank, a clearing house for FX trades.

For those transactions where DVP settlement is not possible, ING establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed through the credit risk management units. The risk is further mitigated by operational procedures requiring trade confirmations to the counterparties with all transaction details, and entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements for derivative transactions. Additionally, ING regularly participates in projects with other banks to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk.

Implementation of Basel II

In anticipation of the planned introduction of new global capital regulations from the Basel Committee, ING has commenced a bankwide Basel project led by CCRM. The goal of this project is to ensure ING’s compliance with the new regulations by the required implementation date of December 31, 2006. A key element of the project is the continued development, implementation and back-testing of in-house objective risk rating and loss-given default models for use in the credit-approval process, risk reporting, performance monitoring and portfolio management. Simultaneously, ING is refining its credit-risk management governance and practices to conform to industry best practices and regulatory requirements.

Credit Risk – ING Insurance

Within the insurance companies the investment mandates specify credit-risk appetite by type, quality and duration of security. For the investment portfolios backing the insurance liabilities, ING’s policy is to maintain a diversified fixed-income investment portfolio within acceptable internally and externally driven parameters.

The credit exposure of ING Insurance is mainly related to investments in debt securities and traditional lending to private individuals. Loans to private individuals are mainly mortgage loans secured by residential property. Credit exposure arises also from derivatives, repurchase transactions, securities lending/borrowing and reinsurance contracts.

The average credit rating of the general account fixed-income portfolios, as at December 31, 2003, is shown in the table below.

ING Insurance Fixed-income securities by rating class

Rating class	2003	2002
	2003	2002
AAA	36.5%	37.2%
AA	16.8%	16.7%
A	24.6%	23.3%
BBB	18.7%	18.7%
BB	2.5%	2.8%
Higher risks	0.9%	1.3%

Total amount of the general account portfolio was EUR 98.4 billion (2002: EUR 96.5 billion) which excludes mortgages, policy loans and other fixed-income investments.

Debtor provisioning For credit risks, a provision for loan losses is maintained that is considered adequate to absorb losses arising from the existing insurance investment portfolios. The provisions are reviewed on a quarterly basis and amounted to EUR 178.5 million at the end of 2003 compared with EUR 155 million at the end of 2002.

Market Risk and Liquidity Risk – ING Bank

Market Risk

Market risk exists in ING Bank as a result of trading activities, which arises primarily from market making, client facilitation and proprietary trading in the equities, fixed income, interest-rate and foreign exchange markets and the direct related derivatives markets. ING Bank has no material commodity portfolios. Market risk also exists as a result of non-trading activities. The non-trading risk positions are mainly concentrated within Financial Markets Treasury as a result of the transfer of interest-rate risk and (structural) foreign exchange positions from the business units to Financial Markets Treasury.

Trading risk

ING Bank’s policy is to maintain an internationally diversified and mainly client-related trading portfolio, while avoiding large risk concentrations. ING Bank uses the Value-at-Risk (VaR) methodology as the primary risk measure. An event risk policy is implemented to estimate market-risk exposures in case of extreme market movements.

Daily Value-at-Risk (VaR)

VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign-exchange rates, equity prices) if positions remain unchanged for a time interval of one day. The impact of historical market movements on today’s portfolio is estimated, based on market movements of the previous 250 business days. The VaR also serves as a basis for the calculation of the regulatory capital that ING Bank needs to hold to cover possible losses from trading activities.

Market risk for the interest and equity markets is split into two components: general market risk and specific market risk. The general market risk estimates the VaR resulting from general market-value movements. The specific market risk estimates the VaR resulting from market-value movements that relate to the issuer.

The market risk of all the important option portfolios within ING Bank is measured and monitored by full revaluation methods like Monte Carlo simulation.

The average exposure over 2003 was slightly lower than 2002 (average VaR 2003: EUR 25.3 million and average VaR 2002: EUR 26.5 million). The consolidated VaR remained well within the Group consolidated VaR limit of EUR 50 million. More details on the VaR of the ING Bank trading portfolio for 2003 and 2002 are provided in the table below.

Consolidated Trading VaR ING Bank

	Low	High	Average Year end		Low	High	Average Year end
			2003				2002
	(EUR millions)
Foreign exchange	2.9	7.2	4.5	4.8	2.0	9.2	4.1	2.5
Equities	5.6	15.6	8.9	11.2	4.5	13.6	8.5	10.7
Interest	8.1	21.6	12.3	11.1	7.1	26.5	12.9	9.3
High yield/Emerging markets	5.3	10.4	7.9	6.4	7.7	13.5	9.9	7.7
Diversification (1)		(8.3)	(10.6)				(8.9)	(9.5)

Total VaR		25.3	22.9				26.5	20.7

(1)	Diversification is not calculated for the columns Low and High since the observations for both the individual markets as well as total VaR may come from different dates.

Backtesting

Although VaR models estimate potential future results, estimates are based on historical market data. ING continuously monitors the plausibility and effectiveness of the VaR model in use. The technique for this purpose is generally known as backtesting in which the actual daily result is compared with the daily VaR. When the actual loss exceeds the VaR a ‘back-test occurence’ has taken place. Based on ING Bank’s one-sided 99% confidence level a ‘backtest occurence’ is expected, on average, once in a 100 business days. In 2003, there has been no occurence where a daily trading loss exceeded the daily consolidated VaR of ING Bank.

Event Risk

Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses highly structured stress testing for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an Event Risk number, which is an estimate of the P&L caused by a potential event and its world-wide impact for ING. The event-risk policy (and its technical implementation) is specific for ING as there is no calculation method that is generally accepted by other banks and regulators (like the Value-at-Risk model). The ING event risk model for event-risk calculation is approved by the Dutch Central Bank. The ING event risk policy basically consists of stress parameters per country and per market (foreign exchange, interest rate, equity, credit spread). The parameters indicate historical maximum market movements within the time frame of one month. The scenarios and stress parameters are backtested against extreme market movements that actually occur in the markets.

Banking risk

Interest-rate risk

For the non-trading books of ING Bank there is a strong focus on interest-rate risk. The structural interest mismatch of ING Bank and the changes in the maturity profile of ING Bank’s assets and liabilities are reviewed every month by the regional or local business unit ALCOs. ALCO Bank sets the overall interest mismatch limits of ING Bank. The management of interest mismatch positions is, within limits set by the respective ALCO, performed within the treasury function. Commercial units are not allowed to run mismatch positions. Therefore, all interest-rate risks must be transferred by way of internal transactions with the treasury servicing the respective commercial unit. The treasury uses interest-rate swaps and other derivatives for managing the mismatch position.

Local market-risk management measures and monitors interest-rate risk and reports positions and limit utilization to the appropriate ALCO. For consolidation purposes, local market-risk management also produces a gap report. Corporate Market Risk Management consolidates all gap reports and reports the consolidated figures to both the ALCO Bank and the Dutch Central Bank.

Maturity gaps are based upon the contractual maturity or interest-rate re-pricing dates. The maturity-gap analysis for mortgages takes into account historical prepayment rates. For the gap analysis of the current accounts and savings accounts, the “behavioral” re-pricing characteristics of these products are taken into account. Several methods like historical simulation and volatility/correlation analysis are used for the analysis of the assumptions of the investment rules for current and savings accounts. The funds are invested in such a way that the interest rate margin is stable for a long period.

ING Bank uses several measures to control interest-rate risk. The most important ones are Earnings-at-Risk (EaR) and Value-at-Risk (VaR). EaR measures the potential loss in the expected (interest) earnings over the next 12 months resulting from an instantaneous rise of interest rates by 1%. VaR measures the maximum overnight loss that could occur due to changes in interest rates if positions remain unchanged for a time interval of one day with a one-sided confidence interval of 99%. The table below provides risk figures for 2002 and 2003.

Interest-rate sensitivity ING Bank

	2003	2002
	(EUR millions)
Earnings-at-Risk	212	14
Value-at-Risk	111	65

The EUR 198 million increase in the EaR is due to changes in the gap profile and the implementation of a more advanced dynamic simulation approach, which is now used for a substantial part of the savings portfolios. The EUR 46 million increase in VaR is due to changes in the gap profile.

The consolidated interest-rate position of ING Bank is presented below in gap format as at December 31, 2003. This condensed format outlines the net of repricing and maturing notional amounts from both the end-of-year asset and the liability portfolios. The report comprises on-balance- and off-balance-

sheet items (mainly interest-rate swaps) and only covers ING’s banking operations. This consolidated gap report is similar to the regulatory report on interest-rate positions.

GAP profile of the main currencies within ING Bank non-trading books (December 31, 2003)

	On-balance				Off-balance(1)
		US				US			Grand
	Euro	Dollar	Other	Total (millions)	Euro	Dollar	Other	Total	Total
Up to 3 months	26,148	(12,528)	2,404	16,024	(21,027)	(4,033)	(6,458)	(31,518)	(15,494)
3 to 6 months	(778)	(702)	(717)	(2,197)	8,302	761	(773)	8,290	6,093
6 to 12 months	(16,855)	(715)	(3,249)	(20,819)	13,292	1,505	4,045	18,842	(1,977)
1 to 2 years	(247)	1,255	279	1,287	4,171	(33)	1,282	5,420	6,707
2 to 3 years	826	927	(564)	1,189	(362)	(96)	991	533	1,722
3 to 4 years	(2,473)	386	(730)	(2,817)	(705)	(100)	969	164	(2,653)
4 to 5 years	(531)	498	(190)	(223)	(3,287)	(453)	883	(2,857)	(3,080)
5 to 7 years	(7,299)	969	(784)	(7,114)	(2,862)	198	392	(2,272)	(9,386)
7 to 10 years	10,222	638	(627)	10,233	3,198	(12)	(39)	3,147	13,380
10 to 15 years	4,655	(609)	(12)	4,034	(1,195)	123	(138)	(1,210)	2,824
Over 15 years	2,006	(1,571)	(32)	403	43	1,418	0	1,461	1,864

Total	15,674	(11,452)	(4,222)	0	(432)	(722)	1,154	0	0

Foreign Exchange Risk

ING takes on exposure to foreign-exchange fluctuations on its financial position and cash flows. Currency exposures in the non-trading books are largely transferred by way of internal transactions to Financial Markets Treasury which performs the day-to-day management of all foreign-currency positions.

The most material foreign-exchange risk in the non-trading books relates to translation risk due to foreign investments and USD-denominated Tier-1 capital. For ING’s main foreign currencies, US dollar, Pound sterling and Polish zloty, the translation risk is managed by ALCO Bank, taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed by Financial Markets Treasury Amsterdam.

Overnight translation exposure ING Bank for the main currencies and the overall exposure (amounts in millions of euros)

	Foreign		Gross
Currency	Investments	Tier 1	Exposure	Hedges Net Position
	(EUR million)
			2003
US dollars	2,165	(3,289)	(1,124)	69	(1,055)
Pound sterling	(1,067)	(1,067)	1,059	(8)
Polish zloty	472	472	(233)	239
South Korean won	449	449	(398)	51
Other currency	825	825	(695)	130

Total	2,844	(3,289)	(445)	(198)	(643)

			2002
US dollars	1,064	(3,481)	(2,417)	1,099	(1,318)
Pound sterling	(558)	(558)	486	(72)
Polish zloty	520	520	(250)	270
South Korean won	509	509	(476)	33
Other currency	1,082	1,082	(904)	178

Total	2,617	(3,481)	(864)	(45)	(909)

At December 31, 2003 ING’s USD-denominated Tier-1 securities amounted to EUR 3,289 million and have an impact on the open FX exposure of EUR 1,055 million.

To quantify the foreign exchange risks, the same Value-at-Risk (VaR) approach is used as for the trading activities.

Consolidated FX VaR non-trading books ING Bank

				Year-				Year-
	Low	High	Average	end	Low	High	Average	end
	2003				2002
FX VaR	7.0	14.9	10.2	14.9	4.0	16.2	8.9	14.0

Liquidity risk

Liquidity risk is the risk that ING Bank or one of its entities cannot meet its financial liabilities when due. The ALCO Bank bears overall responsibility for the liquidity strategy. ALCO Bank has delegated day-to-day management to the treasury function. Treasury Amsterdam is responsible for managing the overall liquidity-risk position, while regional and local treasuries are responsible for managing liquidity in the respective regions. ING Bank’s policy is to maintain an adequate cushion to meet its financial liabilities when due.

Liquidity management within ING Bank has two primary aspects. The first is the day-to-day funding. The treasury monitors all maturing cash flows along with expected changes in core-business funding requirements. This includes replenishment of existing funds as they mature, expected withdrawals from retail current accounts, savings and additional borrowings. The second building block is to maintain an adequate mix of funding sources and liquid assets. ING Bank aims for a well-diversified funding mix in terms of instrument types, fund providers and geographic markets. ING Bank also maintains a broad portfolio of highly marketable assets that can be easily used to bear disruptions in the cash-flow profile. ING Bank has positions in multiple currencies. Positions maintained in G-7 currencies may, within VaR and country-risk limits, be funded in other currencies. Positions maintained in non-G-7 currencies should as much as possible be funded in the same currency.

Sources of liquidity are widely distributed over the entire ING Bank. ING Bank has a broad base of core retail funding, which mainly consists of current accounts, savings and retail deposits. Although these accounts are repayable on demand or at short notice, the accounts are considered to form a stable resource of funding because of the broad customer base. The retail funding is, from a geographical point of view, widely spread, with most of the funding located in the Euro zone. Especially the business units Postbank, ING Belgium, ING Bank Netherlands and the European entities of ING Direct provide significant amounts of retail funding. The marketable assets form another important source of liquidity. ING Bank has relative large portfolios of marketable assets of which the majority again is located in the Euro zone. Please note that the reported figures in the tables below are based on specific risk classifications and therefore deviate from the figures included in the notes to the consolidated balance sheet.

Marketable assets (December 31, 2003)

	ING		ING	FM	EURO	Total	Total
	Direct	ING	BHF-	Treasury	zone	EURO	ING
	EICC	Belgium	Bank	Amsterdam	Other	zone	Bank
	(EUR millions)
Government Zone A	12,164	18,807	5,823	17,792	2,045	56,631	71,502
Government Zone B	100	57	1		3	161	496
Financial institutions	13,714	7,651	5,081	2,900	610	29,956	36,613
Corporates		1,395	297	790	46	2,528	3,880
Other	20,889	2,245	3,393	258		26,785	33,105

Total	46,867	30,155	14,595	21,740	2,704	116,061	145,596

Marketable assets originate from both trading and non-trading portfolios.

Retail funding (December 31, 2003)

	ING			ING	EURO	Total	Total
	Direct	ING		Bank	zone	EURO	ING
	EICC	Belgium	Postbank	Netherlands	Other	zone	Bank
	(EUR millions)
Savings	59,831	19,054	29,254	12,655	3,980	124,774	167,442
Current accounts	838	6,672	11,650	18,694	1,626	39,480	40,061
Retail deposits	557	785		8,718	782	10,842	10,843

Total	61,226	26,511	40,904	40,067	6,388	175,096	218,346

In 2003, the classification of retail deposits has been aligned with financial accounting- and internal liquidity risk management principles causing a shift to savings.

The guidelines for the measurement of liquidity risk within ING Bank are fully aligned with the requirements set by the Dutch Central Bank. The key focus is on the periods of one week and one month. Positions are split by type of product and counterpart. All positions with a known maturity date are included in the maturity calendar based on their contractual maturity date. Positions with an unknown maturity date and marketable assets are included on a stock basis. Standby facilities, undrawn irrevocable credit facilities, guarantees and other contingent liabilities are also included. The positions in the week and the month bucket are weighted under several scenarios. The total available liquidity values are corrected for liquidity surpluses in intransferable locations and in inconvertible currencies, most of these positions are located outside the euro zone. Within ING Bank a framework is implemented that sets limits on the weekly and monthly liquidity risk positions.

Insurance Risk

ING is exposed to life and non-life insurance risks. Life risks include a broad range of traditional life products, unit-linked, annuities, universal life, group life and pension products and guaranteed investment products. Non-life risks include all lines of non-life business – fire, automobile, accident and health, third-party liability and disability.

Insurance risks arise with respect to the adequacy of insurance premium-rate levels and provisions with respect to insurance liabilities and capital position. When assessing these risks different factors are taken into account:

-	the investments backing the liabilities;

-	changes in interest rates, equity markets, and exchange rates;

-	developments in mortality and morbidity;

-	non-life claims frequency and amounts;

-	lapses and expenses.

Specific attention is given to the adequacy of provisions for the life business. In 2003, specific focus has been on the low-interest-rate levels in a number of countries in which ING operates. Particularly in respect of our insurance operations in Taiwan. ING has strengthened reserves by EUR 50 million annually and expects to continue this annual strengthening while interest rates remain below historic levels. For those insurance contracts that contain high interest-rate guarantees, stochastic modeling is used to assess the adequacy of the insurance liabilities and to evaluate pricing. Stochastic modeling involves projecting the adequacy of provisions under many future interest-rate and/or equity scenarios. ING believes that its insurance provisions are adequate.

Insurance risks are controlled at ING Group level, with Corporate Insurance Risk Management (CIRM) being responsible for monitoring the actuarial and underwriting risks. CIRM provides guidelines for product design, reserving, underwriting, pricing criteria and reinsurance strategy. Its responsibilities also include the monitoring of risk profiles and the review of insurance-related risk control and asset-and liability management. CIRM has developed a factor based capital model to replace the prior formula which was based on EU requirements. The new ING capital formula includes more specific factors for asset and liability risks. This capital will be used by ING to measure performance of business units in 2004.

Market Risk

Insurance market risks are monitored through asset -and- liability management (ALM) policies and procedures with an ALCO Insurance structure established at business unit, executive centre/management centre and corporate levels. At ING Group level, CIRM is responsible for implementing and monitoring ALM practices and for consistency in such techniques world-wide.

The risk of loss occurring through adverse changes of prices in the financial markets is quantified in extensive ALM analyses. These ALM analyses are used to determine the adequacy of the assets supporting reserves, to find the optimal asset (investment) mix complementing the (insurance) liabilities, to determine appropriate risk-based capital levels and to quantify market movements effects on the P&L. The market risk of ING Insurance is mainly related to interest rate risk and equity risk.

Interest-rate risk

The insurance operations are exposed to interest-rate movements with respect to guaranteed interest rates as interest rates fall and with the need to meet policyholders expectations with respect to interest credited to policies as interest rates change. Asset portfolios backing these insurance liabilities are managed accordingly. The current product portfolio also comprises products where interest-rate risks are entirely or partially passed on to the policyholder, thereby reducing ING’s exposure to interest movements. Changes in interest rates can impact present and future earnings of the insurance operations and can affect the levels of new sales, surrenders or withdrawals. Through scenario analyses ING Insurance measures the potential changes in the expected earnings of the insurance operations over the next 12 months from an instantaneous increase/decrease in interest rates of 1%. These changes to income can relate to investment income, interest paid to policyholders, market-value adjustments, amortization of Deferred Acquisition Costs (DAC), sales levels, or any other net-income item that would be affected by interest-rate changes. The effect of interest rate changes is different by region and by product.

Interest-rate sensitivity and effect on net profit

	2003		2002
Increase interest rates by 1%	4%	95	3%	80
Decrease interest rates by 1%	(4%)	(92)	(4%)	(93)

Equity risk

The insurance operations are exposed to movements in equity markets on two levels: 1) those business units that have direct equity holdings in the general accounts; and 2) those products where the revenues to the insurance operations are linked to the value of the equity funds, since this has an impact on the level of charges deducted for unit-linked and variable business. Through scenario analyses ING Insurance measures the potential changes in the expected earnings of the insurance operations over the next 12 months resulting from an instantaneous increase/decrease in equity markets of 10%. These changes to income can relate to fee income, unrealized or realized gains and losses, amortization of DAC, sales levels, or any other net-income item that would be affected by a substantial change to equity markets. The effect of equity market changes is different by region and by product.

Equity sensitivity and effect on net profit

	2003		2002
Increase of equity of 10%	3%	77	3%	69
Decrease of equity by 10%	(3%)	(80)	(3%)	(68)

The equity sensitivity has been changed slightly from 2002. The sensitivity represents a one-time increase\decrease in equity markets as of December 31, and the related effect on net income for the following year. The 2002 comparatives have been adjusted to be consistent with the current sensitivity.

Foreign-Exchange risk

Foreign-exchange risk in the investments backing the insurance liabilities is dealt with in the investment-management processes. Locally required capital levels are invested in local currencies in order to satisfy regulatory requirements and to support local insurance business regardless of currency movements. These capital levels may affect the consolidated balance sheet when translated to euros. Depending on hedging costs and the capital exposure, up to 85% of the capital over locally required margins is currency-hedged. With respect to net income, the short-term effects of the currency exchange rates of the US dollar against the euro have been hedged (for P&L purposes) for the years 2003 to 2005. With respect to other currencies, the impact is immaterial.

Actuarial and underwriting risk

Underwriting risks are inherent in the process whereby applications submitted for insurance coverage are reviewed. The maximum underwriting exposure is limited through exclusions, cover limits and reinsurance.

The events of September 11, 2001 prompted ING Group to reassess its risk profile in certain specific areas of its insurance operations. For our material non-life units (in The Netherlands, Belgium, Canada, Mexico and Australia) the risk tolerance is set at 2.5% of the Group’s after-tax earnings. For 2003, the amount was set to EUR 105 million after-tax, consistent with 2002. The assessment of potential losses in this business is done on the basis of events that occur once in 250 years. With respect to the Fire-line of business this assessment is based upon models that are widely accepted in the industry. For our smaller non-life units, the risk tolerance level is set at EUR 2.3 million after-tax per event per business unit.

With respect to life business the risk tolerance for events effecting multiple lives is not limited. While life- insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For new group contracts underwriting guidelines have been revised, particularly for concentrations of risk by city and/or building. As there are no industry models available to assess this concentration risk, ING made its own assessment and believes that the potential loss from a mortality event occurring in the normal course of our business will not exceed an amount higher than 12% of the Group’s after tax earnings. ING Group’s maximum risk retention per insured life is set at USD 20 million. In case of the existence of exposures higher than the risk tolerance as defined above, appropriate risk-management procedures are in place. Particularly for the property -and- casualty portfolio, ING purchases catastrophe-reinsurance protection through which the exposure due to natural catastrophes is substantially mitigated. ING believes that the credit risks to which it is exposed under reinsurance contracts are minor.

Regarding catastrophic losses arising from man-made events, ING takes the view that it is not possible to develop a business model that takes into account the possibility of very high losses resulting from man-made events. For our non-life business, losses that result from man-made events are generally not covered unless required by law. In various countries industry pools are established to mitigate the risk of the individual insurers. ING participates in such pools.

Liquidity risk

Liquidity problems arise if an insurance business does not have enough cash or liquid assets to meet its cash obligations. Demands for funds can usually be met through ongoing normal operations, the sale of assets or borrowing. Unexpected demands for liquidity may be triggered by a credit-rating downgrade, negative publicity, deterioration of the economy, reports of problems of other companies in the same or similar lines of business, or other unexpected cash demands from policyholders.

The analysis of liquidity focuses on the relationship between an insurance company’s liquid assets and those liabilities that are subject to a sudden shortening of term, as opposed to focusing on an insurance company’s total liquid assets in isolation. Insufficient liquidity could occur when the relationship between the two becomes unbalanced.

Typically, there are three different levels of liquidity management, each focussing on a different time horizon. There is day-to-day management of the company’s cash position, done by the treasury department. There is ongoing cash-flow management typically monitoring cash needs for periods longer than one month. Finally, there is stress liquidity management focusing on the company’s ability to manage a “run-on-the-bank” scenario. Stress-testing looks at a company’s ability to respond to a potential crisis situation, implying that any response is more of a reactionary one. The above mentioned day-to-day and ongoing cash management allows for a more proactive response to a potential problem.

Liquidity risk decreases as the time frame allowed for generating cash increases. Longer time frames allow for more assets to mature and increase the probability of finding a buyer for some of the company’s non-maturing or less liquid assets or securing external financing. Expected liquidity demands within ING Insurance are managed through a combination of treasury, investment and asset-liability management guidelines, which are monitored on an ongoing basis. Unexpected liquidity demands are managed through a combination of product design, diversification limits on liabilities, investment strategy, systematic monitoring and advance contingency planning. During 2003, Corporate Insurance Risk Management issued formal guidelines requiring all insurance businesses to regularly assess, monitor and report on their liquidity-risk profile. The guidelines require an analysis of liabilities that increase liquidity risk, a review of the investment portfolio to ensure adequate liquidity, and analysis of the expected asset –and- liability cash flows in regards to the ability of the business to meet cash demands.

Operational risk

In 2003 ING has extended the operational risk management infrastructure by setting up an Operational Risk Management department in the large and medium size business units. Meanwhile the Operational Risk Committee (ORC) structure has been extended. On corporate level, as well as on Executive Centre level, an ORC has been established. Several ORCs have started on Management Centre and Business Unit levels of the Executive Centres Americas and Asia-Pacific. The operational risk management responsibility is delegated to line management, which has its ORC to identify, measure, monitor and manage the operational risks of its business activities and to ensure that appropriate management action is taken by their responsible line managers. Corporate Operational Risk Management is responsible for the implementation of the operational risk management framework throughout the organization.

ING has defined operational risk as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputational loss which is an indirect effect of operational risk. ING distinguishes the following event types (based on the Basel Committee level 1 and 2 event types):

-	Processing failure

-	Control failure

-	Unauthorized activities

-	Internal crime/fraud

-	External crime/fraud

-	Information security failure

-	Employment practices & workplace safety

-	Clients, products and business malpractice

-	Business disruption

-	System failure

Each of these risks has a related function (e.g. Compliance, IT, Legal, Information Security, Finance, Human Resources, Operations) responsible for the management process and oversight of that risk. Furthermore operational risk sometimes overlaps with the other risks, like market risk, credit risk, insurance risk, etc.

The internal audit functions retain a status apart from all of these functions in that they perform independent and periodic investigations to the quality of the system of internal controls and procedures of business units and recommend actions to solve any identified weaknesses.

Operational Risk Management framework

The aim for the Group and local operational risk management departments is to support general management, which is responsible for managing operational risk, by raising operational risk awareness and insight, increasing operational risk and loss transparency, improving early warning information and allocating risk ownership and responsibilities. This should result in a more stable business process and in lower operational risk costs. Furthermore, implementing an appropriate operational risk management will prepare ING for the Basel regulations. For Basel II implementation a project program has been setup, which will take effect in 2006 with the aim to allow ING to apply for the most favorable regulatory capital charge.

Risk & Control Self-Assessment

Shareholders, regulators and rating agencies require that ING consistently and periodically identifies, measures and monitors the key operational risks that the business runs in achieving its objectives. One of the required tools is Risk & Control Self-Assessment (R&CSA).

This generic framework allows for the specifics of our businesses, but still creates a certain level of uniformity where possible and desired. Maximum benefit, in terms of economic capital reduction and implicit process-quality improvement, will accrue from integral business assessment. The R&CSA framework meets the available regulatory standards. The framework also secures the linkage of the R&CSA process with other risk management processes, i.e. development of Key-Risk Indicators, operational incident & loss data collection, audit findings and action tracking. Currently the process is being piloted within the various Executive Centres.

Key-Risk Indicators Reporting

Based on the R&CSA or a more rudimentary key-risks analysis, a business or function should set up Key-Risk Indicators (KRI) reporting that enables management to monitor and mitigate risks that are reaching less acceptable levels.

This can be achieved via the frequent measurement of, and reporting on, the key risk areas of the business through selected Key-Risk Indicators with predefined tolerance levels. At the moment several business units have implemented full KRI reporting, while others are setting up the KRI reporting.

Incident reporting

Incident Reporting is key to increase risk awareness, achieve an adequate insight in the actual costs of operational risk, specify one’s risk profile and assist management in taking appropriate action in order to avoid adverse surprises. Improving insight in the costs of operational risk helps in accomplishing ING’s objectives of achieving operational excellence, lowering the costs and capital charges and improving risk management.

A robust operational incident reporting process with at least a three-year history will be one of the requirements to qualify for a more favorable operational risk capital charge regime under the new Basel II/EU regulations

To comply with the above, ING’s banking business units have implemented a structural quarterly incident reporting process to collect the operational risk incidents on a structural basis. A similar process is being developed for the insurance business units.

Audit findings action tracking

Action tracking tools monitor the progress on solving outstanding audit, regulatory and ING’s own key-risk control actions. Especially in the larger and medium-size business units, operating in various locations, such tools have proven essential in keeping track of action progress, enabling management to solve risk-control problems. ING has a system in place that allows an individual ING officer in any part of the world to monitor and update the progress report of his audit findings.

New-product review

The new-product review process is a joint business and risk management driven process to ensure that new products or major changes to products are introduced in a well-prepared, (management) controlled and timely way.

Insurance

In order to protect ING against financial consequences of uncertain operational events ING acquired (Computer) Crime, Professional Liability, Directors & Officers Liability, Employment Practices Liability and Fiduciary Liability policies with worldwide cover. The portion of the risks which ING retains is of similar magnitude as ING’s retention in respect of property and casualty business related catastrophe exposures.

Capital-At-Risk

ING measures Operational Risk Capitals using the Advanced Measurement Approach (AMA). The AMA-approach starts with the collection of loss data. Using an actuarial model the operational risk capital is calculated for ING Group as a whole and all of its individual business units. The loss-based capital for the business units is adjusted for the quality of the controls within these business units. The quality of controls is being assessed using an extensive scorecard approach which reflects the quality of the key operational risk management processes within the business units.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

On February 12, 2004, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to February 12, 2004.

Item 16A. Audit Committee Financial Expert

ING Group’s Supervisory Board has determined that ING Group has two financial experts serving on its Audit Committee. These two financial experts are Messrs. Hoffmann and Jacobs. Both have gathered their experience by serving as executive officers and on the Boards of international conglomerates, Mr. Hoffmann serving as the CFO of Robert Bosch GmbH, Mr. Jacobs serving as chairman and CEO of ING Group.

Item 16B. Code of Ethics

ING Group has since many years adopted a code of ethics, called the Business Principles, that applies to all our employees, including our principal executive officer, principal financial officer and our principal accounting officer. These Business Principles have undergone minor changes to adapt them to the requirements of the Sarbanes-Oxley Act as a code of ethics for certain officers. A copy of the Business Principles, being the code of ethics, is filed with the Commission as Exhibit 16 to this annual report. The Business Principles also have been posted on ING Group’s website at (http://www.ing.com, under the heading “ING in Society”). During the most recently completed fiscal year no waivers, explicit or implicit, from these Business Principles have been granted to any of the officers described above.

Item 16C. Principal Accountant Fees and Services

In 2003 and 2002, Ernst & Young has served as the principal external auditing firm for ING Groep N.V. and subsidiaries (“ING Group”). Ernst & Young did not serve as principal auditor of the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary. KPMG Accountants N.V. has served as the principal external auditing firm for ING Bank N.V. Fees payable to both Ernst & Young and KPMG in 2003 and 2002 are detailed below (in millions).

	Year ended	Year ended
	December 31,	December 31,
	2003	2002
	EUR	EUR
Audit fees	32	29
Audit-related fees	5	7
Tax fees	4	7
All other fees	7	6

Total	48	49

Audit fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of ING Group and statutory financial statements of ING’s subsidiaries or services provided in connection with the audit of Form 20-F and other filings for regulatory and supervisory purposes as well as the review on interim financial statements.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. These services consisted primarily of IT audits, work performed relating to comfort letters issued in connection with prospectuses, audit of SEC product filings, advice on accounting matters and progress review on IFRS and Sarbanes-Oxley projects.

Tax fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the ING’s expatriate tax services program and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax and value added tax).

All other fees

Fees disclosed in the table above under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services.

Pre-approval policies and procedures

The Audit Committee has a policy in place, which is established to ensure the independence of ING’s external auditors, both in fact and in appearance. In the frame of external auditor’s independence, the policy distinguishes 4 types of services: (1) audit services, (2) audit related services, (3) non-audit services and (4) prohibited services (as described in the Sarbanes-Oxley Act).

A recently revised pre-approval procedure forms part of the independence policy. ING has to comply with the pre-approval procedure if ING intends to engage its external auditors to provide audit, audit related or non-audit services. The ING pre-approval procedure consists of a general pre-approval procedure and a specific pre-approval procedure.

General pre-approval procedure

The Audit Committee shall separately pre-approve audit, audit related and non-audit services to be provided by ING’s external audit firms on an annual basis, provided that the annual amount for such pre-approved services may not be exceeded. The Audit Committee receives a full overview of all services provided by the external auditors to ING, including related fees and supported by sufficiently detailed information. The Audit Committee will evaluate this overview retrospectively on a semi-annual basis.

Specific pre-approval procedure

All audit related and non-audit engagements that are expected to generate fees in excess of EUR 100,000 need specific approval of ING’s CFO. These engagements have to be submitted in advance to the General Manager of ING Corporate Audit Services, who will advise ING’s CFO on the compatibility of such services with the independence policy. The Audit Committee will have to approve on a case-by-case basis:

(i)	each individual audit related and non-audit engagement which is expected to generate fees in excess of EUR 250,000;

(ii)	all further audit related and non-audit engagements over and above the pre-approved amounts.

In 2003, 100% of each of the audit related services, tax services and all other services were pre-approved. No engagement required specific pre-approval by the Audit Committee in 2003.

Item 16E Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Movements in the number of Bearer Receipts or ADR’s for Ordinary shares held by ING Group N.V. and its subsidiaries to hedge the option rights granted to the Executive Board and other employees in 2003:

		average
	Number	price
	x 1,000	in euros
Total number outstanding as at December 31, 2002 1)	28,437
Purchases:
March 2003	1,400	11.41
August 2003	200	18.44
September 2003	639	18.24
November 2003	600	18.03
Sales	(308)
Secondary placements:
May 2003	359	13.23
May 2003	1,530	12.66
May 2003	1,011	12.71
Total number outstanding as at December 31, 20031)	28,068

1) Of which number of ADR’s outstanding as at December 31, 2002 1,581 million and at December 31, 2003, 1,367 million.

Purchases of shares are based on delta hedging, which indicates that the number of ING shares in portfolio depends on the delta of the aggregate of the total employees options outstanding, as a consequence ING holds a variable number of ING shares. See page F-70 of Note 3.2.3 Salaries, Pension and Social Security Costs — Stock Option plan.

PART III.

Item 18. Financial Statements

See pages F-1 to F-138 and the Schedules on F-139 to F-150

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of ING Groep N.V.

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation)

Exhibit 2.1	Subordinated Indenture between the Company and The Bank of New York, dated July 18, 2002 (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York

Exhibit 2.3	Second Supplemental Indenture, dated December 6, 2002, between the Company and The Bank of New York

Exhibit 2.4	Third Supplemental Indenture, dated as of October 28, 2003, between the Company and The Bank of New York

Exhibit 4.1	Form of Employment Contract for Members of the Executive Board (English translation) (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 27, 2003)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 10.1	Consent of Ernst & Young Accountants

Exhibit 10.2	Consent of KPMG Accountants

Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Enterprises S.C.C.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Exhibit 16	Business Principles (Code of Ethics)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ING GROEP N.V.
(Registrant)

By: /s/ C. Maas
–––––––––––––––––––––––––––
Name: C. Maas
Title: Chief Financial Officer

Date: March 24, 2004

This page is intentionally left blank.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS	F - 2
CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31	F - 3
CONSOLIDATED PROFIT AND LOSS ACCOUNT	F - 4
CONSOLIDATED STATEMENT OF COMPREHENSIVE NET PROFIT	F - 5
CONSOLIDATED STATEMENT OF CASH FLOWS	F - 6
ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F - 7
ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F - 20
NOTES TO THE CONSOLIDATED BALANCE SHEET	F - 21
ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED BALANCE SHEET	F - 39
NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F - 54
ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F - 76
NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP	F - 91
PARENT COMPANY BALANCE SHEET	F - 92
PARENT COMPANY PROFIT AND LOSS ACCOUNT	F - 92
ACCOUNTING PRINCIPLES FOR THE PARENT COMPANY BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F - 92
NOTES TO THE PARENT COMPANY BALANCE SHEET	F - 93
DIFFERENCES BETWEEN DUTCH AND US ACCOUNTING PRINCIPLES	F - 102
ADDITIONAL INFORMATION REQUIRED UNDER US GAAP	F - 115
REPORT OF KPMG ACCOUNTANTS N.V.	F - 139
AUDITOR’S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ING BANK BELGIUM S.A./N.V.	F - 140
GLOSSARY	F - 141
SCHEDULES	F - 147

REPORT OF INDEPENDENT AUDITORS

The Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V. and subsidiaries (the “ING Group”) as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, consolidated statements of comprehensive net profit and consolidated statements of cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not serve as principal auditor of the consolidated financial statements of ING Bank N.V. a wholly owned subsidiary. In our position we did not audit capital base, as defined in note 2.18.7 of the notes to the consolidated financial statements, constituting 41% in 2003 and 42% in 2002 and net profit constituting 23% in 2003, 9% in 2002 and 18% in 2001 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for ING Bank N.V. which we did not audit, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Group to US generally accepted accounting principles and the conversion of the financial statements of Bank Brussels Lambert N.V./S.A. to accounting principles generally accepted in the Netherlands) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Group as of December 31, 2003 and 2002, and the consolidated results of its operations, its comprehensive net profits and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 6 of the Notes to the Consolidated Financial Statements.

Amsterdam, the Netherlands
24 March, 2004

Ernst & Young

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

	Amounts in millions of euros
	2003	2002
ASSETS
Tangible fixed assets (2.1)	1,311	1,415
Participating interests (2.2)	3,167	2,883
Investments (2.3)	335,003	297,581
Lending (2.4)	292,556	284,448
Banks (2.5)	61,060	45,682
Cash (2.6)	11,738	11,421
Other assets (2.7)	53,473	51,186
Accrued assets (2.8)	20,463	21,754

Total	778,771	716,370

EQUITY AND LIABILITIES
Shareholders’ equity (2.9)	21,331	18,254
Preference shares of group companies (2.10)	1,783	2,146
Third-party interests	1,730	1,959

Group equity	24,844	22,359
Subordinated loans (2.11)	3,252	2,412

	28,096	24,771
General provisions (2.12)	2,740	3,489
Insurance provisions (2.13)	198,035	195,831
Funds entrusted to and debt securities of the banking operations (2.14)	377,824	319,824
Banks (2.15)	102,115	96,267
Other liabilities (2.16)	61,123	65,397
Accrued liabilities (2.17)	8,838	10,791

Total	778,771	716,370

The numbers against the items refer to the notes starting on page F-21.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2003	2002	2001
Premium income (3.1.1)	45,519	52,284	50,460
Income from investments of the insurance operations (3.1.2)	9,523	11,716	10,753
Interest result from the banking operations (3.1.3)	8,166	7,702	6,121
Commission (3.1.4)	3,777	3,960	4,196
Other income (3.1.5)	2,108	1,722	3,124

Total income	69,093	77,384	74,654
Underwriting expenditure (3.2.1)	47,723	54,575	52,642
Other interest expenses (3.2.2)	1,124	1,288	1,270
Salaries, pension and social security costs (3.2.3)	7,429	7,551	7,796
Additions to the provision for loan losses	1,125	1,435	750
Additions to the provision for investment losses (3.2.4)	163	664	157
Other expenses (3.2.5)	5,652	5,950	5,973

Total expenditure	63,216	71,463	68,588

Profit before tax	5,877	5,921	6,066
Taxation (3.3)	1,490	1,089	1,165

Profit after tax	4,387	4,832	4,901
Third-party interests	344	332	324

Net profit for the period	4,043	4,500	4,577

	Amounts in euros
Net profit per share (3.4)
Basic profit per share	2.00	2.32	2.37
Diluted profit per share	2.00	2.32	2.35
Dividend per ordinary share (3.5)	0.97	0.97	0.97

The numbers against the items refer to the notes starting on page F-54.

CONSOLIDATED STATEMENT OF
COMPREHENSIVE NET PROFIT OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2003	2002	2001
Net profit for the period	4,043	4,500	4,577
Other components of comprehensive net profit:
- unrealized revaluations (1)	528	(3,343)	(2,745)
- exchange differences (2)	(1,123)	(1,041)	212

Net profit not recognized in the consolidated profit and loss account	(595)	(4,384)	(2,533)
Realized revaluations released to the profit and loss account	(258)	(1,051)	(1,233)

Comprehensive net profit for the period	3,190	(935)	811

(1)	In 2003, deferred taxes with regard to unrealized revaluations amounted to EUR (9) million (2002: EUR (62) million ; 2001: EUR 19 million).

(2)	In 2003, deferred taxes with regard to exchange differences amounted to EUR (73) million (2002: EUR (32) million; 2001: EUR 99 million).

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

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2003	2002	2001
Profit before tax	5,877	5,921	6,066
Adjusted for :
- depreciation	625	993	591
- movements in deferred acquisition costs of insurance business	(783)	(914)	(510)
- increase in insurance provisions	24,563	7,444	6,637
- additions to the provision for loan losses	1,125	1,435	750
- other	(2,910)	(3,299)	(1,438)
Loans and advances granted/repaid	(9,233)	(30,277)	(8,154)
Trading portfolio purchases/sales (incl. securities and property)	(6,281)	2,715	(2,631)
Net investment in tangible fixed assets	(486)	(321)	(600)
Taxation	(1,118)	(381)	(1,129)
Movements in:
- funds entrusted to and debt securities of the banking operations	58,321	45,580	23,356
- banks, not available on demand	(8,463)	(5,895)	(121)
- other receivables, prepayments and accrued assets	1,657	4,534	849
- other liabilities and accruals	(2,715)	(1,513)	(242)

Net cash flow from operating activities (4.1)	60,179	26,022	23,424
Investments and advances:
- participating interests	(658)	(1,584)	(2,473)
- investments in shares and property	(6,599)	(8,805)	(9,136)
- investments in fixed-interest securities	(326,438)	(295,121)	(266,951)
- other investments	(507)	(262)	(18)
Disposals and redemptions:
- participating interests	911	276	527
- investments in shares and property	8,377	11,361	7,566
- investments in shares regarding financing of acquisitions			583
- investments in fixed-interest securities	273,769	260,725	240,039
- other investments	158	41	48
Net investment for risk of policyholders	(14,571)	6,813	2,663

Net cash flow from investing activities (4.2)	(65,558)	(26,556)	(27,152)
Subordinated loans of group companies	1,181	3,651	3,257
Bonds, loans contracted and deposits by reinsurers	(221)	419	4,266
Private placements of ordinary shares	44	438	623
Issue of shares	901
Movements in shares ING Groep N.V.	(5)	653	(563)
Cash dividends	(927)	(1,977)	(2,300)

Net cash flow from financing activities	973	3,184	5,283
Net cash flow	(4,406)	2,650	1,555
Cash at beginning of year	7,830	4,681	3,486
Exchange differences	3,914	499	(360)

Cash at year-end	7,338	7,830	4,681
Cash comprises the following items:
Short-dated government paper	6,521	8,398	4,653
Bank deposits available on demand	(10,921)	(11,989)	(9,236)
Cash and bank balances and call money of the insurance operations	11,738	11,421	9,264

Cash at year-end	7,338	7,830	4,681

The numbers against the items refer to the notes starting on page F-91.

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

1.2. Changes in principles of valuation and determination of results

The principles of valuation and determination of results are unchanged compared with 2002.

1.3. Changes in presentation

Investment losses

As from 2003, Additions to the provision for investment losses are reported on a separate line within Total expenditure. Previously these additions were reported as an element of Income from investments of the insurance operations and Other expenses. The comparable figures have been adjusted accordingly.

Claims handling expenses

As from 2003, claims handling expenses are counted for as part of the Other expenses. Until 2002, these expenses were counted for as part of the underwriting expenditure. This new classification better represents the nature of the claims handling expenses. The comparable figures have been adjusted accordingly.

1.4. Changes in the composition of the group

Impact of most significant changes in composition of the group:

	Before	After		Before	After
	acquisition/	acquisition/	2003	acquisition/	acquisition/	2002
amounts in millions of euros	disposal	disposal	Impact	disposal	disposal	Impact
Assets	773,148	778,771	5,623	711,818	716,370	4,552
Liabilities	751,826	757,440	5,614	692,777	698,116	5,339
Shareholders’ equity	21,322	21,331	9	19,041	18,254	(787)
Net profit for the period	3,923	4,043	120	4,033	4,500	467

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

In 2003, ING Group acquired a 100% stake in Entrium, Germany’s second largest direct Bank. ING Group acquired Entrium from Fineco/Capitalia (Italy). The goodwill amounted to EUR 100 million and is charged to Shareholders’ equity.

In 2003, ING Group sold its 99% shareholding in Fatum, an insurance company in the Netherlands Antilles and Aruba to Guardian Holdings Limited. The value of the transaction amounted to EUR 45 million.

In 2003, ING Group acquired an additional 30% stake in DiBa (Allgemeine Deutsche Direktbank) from BGAG, the investment company of a number of German trade unions. In this way, ING owns all shares in DiBa. The goodwill amounted to EUR 9 million and is charged to Shareholders’ equity.

In 2003, ING Group sold its 49% shareholding in Seguros Bital to Grupo Financiero Bital S.A. The value of the transaction was EUR 126 million. The result on the sale amounted to EUR 44 million.

In 2003, ING Group sold ING Sviluppo and the affiliated Italian life insurance, asset management and private banking activities to UniCredito Italiano and Aviva. The value of the transaction was EUR 170 million. The result on the sale amounted to EUR 71 million.

In 2002, ING Group acquired a 49% stake in SulAmérica, a leading insurance company in Brazil thus strengthening the existing partnership. As a result of the transaction ING’s total investment in SulAmérica consists of EUR 188 million in cash, plus its 49% stake in SulAet (a joint venture formed in 1997) as well as the combined asset management operations (ING Investment Management Brazil). The goodwill amounted to EUR 245 million and is charged to Shareholders’ equity. The interest in SulAmérica is included as a participating interest.

In 2002, ING Group increased its 49% stake in DiBa to a 70% interest by acquiring a further share participation in DiBa from BGAG. The figures of DiBa are fully consolidated, without deduction of a third-party interest.

The total purchase price of the additional acquisition amounted to EUR 573 million. The goodwill amounted to EUR 532 million and is charged to Shareholders’ equity.

In 2002, ING Group and ANZ, one of Australia’s major banks, have formed a funds management and life insurance joint venture called ING Australia. The company is 51%-owned by ING and 49%-owned by ANZ. The joint venture has been proportionally consolidated.

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

1.5. Critical accounting policies

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

DAC and VOBA are evaluated for recoverability at issue/acquisition and subsequently at the end of each reporting period. The value of these assets is reduced to the extent that the evaluation of recoverability indicates that these are not fully recoverable in future years. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. The growth rate assumption is currently 8.5% gross (7.5% net). Lower expected profits – e.g. reflecting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

stock market weakness and a lower level of assets under management — may cause a higher amortization of DAC due to the catch-up of amortization in old and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.

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

1.6. PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS

1.6.1. General principles

1.6.1.1. Recognition

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

1.6.1.2. Valuation

Assets and liabilities are shown at face value except where a different valuation principle is stated below.

1.6.1.3. Use of estimates

The preparation of the annual accounts necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities as at balance sheet date as well as reported income and expenses for the year. The actual outcome may differ from these estimates.

1.6.1.4. Foreign currencies

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

Forward foreign exchange contract

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

1.6.1.5. Geographical analyses

The geographical analyses of assets, liabilities, income and expenses in the notes to the consolidated balance sheet and profit and loss account are based on the location of the office from which the transactions are originated.

1.6.1.6. Analysis of insurance business

Where amounts in respect of insurance business are analyzed into “life” and “non-life”, health and disability insurance business is included in “non-life”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

1.6.1.7. Derivatives

Derivatives are stated at fair value. Changes in the fair value are included in the profit and loss account. However, derivatives serving to hedge the risks on own positions are recognized in accordance with the accounting principles of the hedged items.

1.6.1.8. Hedge accounting

Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the positions being hedged. Hedging instruments are accounted for in accordance with the accounting principles of the hedged item.

1.6.1.9. Impairments

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

1.6.1.10. Receivables

Receivables are carried at the face value less any diminution in value deemed necessary to cover the risk of uncollectibility.

1.6.1.11. Investment and trading portfolios

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

If, due to a change in management’s intent, transfers are made between investment and trading portfolios, these assets are remeazured to fair value and gains and losses are accounted for in accordance with the accounting principles applicable to the portfolio in which the assets were originally held.

1.6.1.12. Leases

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

1.6.1.13. Reinsurance

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

1.6.2. Specific principles

1.6.2.1. Acquisition and disposal of group companies and goodwill

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

1.6.2.2. Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The cost of these assets is depreciated on a straight-line basis over their estimated useful lives, which are as follows: data processing equipment 2 to 5 years and other movable fixed assets 4 to 10 years. Expenditures for maintenance and repair are charged to the profit and loss account as incurred. Expenditure incurred on major improvements is capitalized and depreciated.

On disposal of these assets, the difference between the proceeds on disposal and net book value is recognized in the profit and loss account.

1.6.2.3. Participating interests

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

1.6.2.4. Investments

Realized gains and losses on investments

Realized gains and losses on investments are determined as the difference between the sale proceeds and cost. Cost is determined systematically (weighted average or specific identification) on a consistent basis per portfolio.

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

Fixed-interest securities

Fixed-interest securities are stated at redemption value less any diminuation in value (impairment) deemed necessary to cover the risk of uncollectibility. The difference between redemption value and purchase price is amortized over the weighted average remaining term of the investments concerned, either credited or debited to the profit and loss account.

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

Investments in principal-only securities are stated at purchase price plus the proportion of the difference between purchase price and redemption value related to the period elapsed since the date of purchase, calculated on the basis of compound interest. The increase in value is included in the profit and loss account as interest income.

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

Investments for risk of policyholders

In the valuation of these investments, the same principles are generally applied as those pertaining to the valuation of investments held for the group’s own risk. However, fixed-interest securities directly linked to life policy liabilities are stated at fair value plus accrued interest where relevant.

Life insurance products

In the case of life insurance products, where there is a relationship between the value of the investments and the level of the insurance provisions, differences resulting from revaluations, realized or unrealized, are initially taken to the profit and loss account. Subsequently, these revaluations are included either in Provision for life policy liabilities or Insurance provisions for policies for which the policyholders bear the investment risk.

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

Provision for investment losses

The net amounts added to or withdrawn from the provision for default losses of investments (credit losses and impairments) are included in the profit and loss account.

1.6.2.5. Lending and Banks

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

1.6.2.6. Other assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Deferred tax assets

Deferred corporate tax assets are stated at face value and are calculated for the carryforward of unused tax losses and for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax base based on tax rates that are expected to apply in the period when the assets are realized.

Deferred corporate tax assets in relation with the carryforward of unused tax losses are recognized only to the extent that it is probable that future taxable profits will be available for compensation. Deferred tax assets are reported net of adjustable deferred tax liabilities.

1.6.2.7. Accrued assets

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

1.6.2.8. General provisions

General

A general provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, whereas the timing or the amount is uncertain. Unless stated otherwise below, general provisions are discounted using a pre-tax discount rate to reflect the time value of money.

Deferred tax liabilities

Deferred corporate tax liabilities are stated at face value and are calculated for temporary valuation differences between carrying amounts of assets and liabilities in the balance sheet and tax base based on tax rates that are expected to apply in the period when the liabilities are settled. Deferred tax liabilities are reported net of adjustable deferred tax assets.

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

The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.

Weighted averages of basic actuarial assumptions in annual % as at December 31:

	2003	2002	2001
Discount rates	5.50	6.00	6.25
Expected rates of salary increases (excluding promotional increase)	2.50	2.75	3.00
Medical cost trend rates	4.00	3.75	3.75
Consumer price inflation	1.75	2.25	2.25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

The expected rate of return for 2003 on plan assets was 7.25% (2002: 7.50%; 2001: 7.75%).

The expected rate of return on plan assets was weighted by the fair value of these assets. All other assumptions were weighted by defined benefit obligations.

1.6.2.9. Insurance provisions

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

Claims provision

The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques.

Insurance provisions for policies for which the policyholders bear the investment risk

The Insurance provisions for policies for which the policyholders bear the investment risk are for the segregated investment deposits calculated on the same basis as the provision for life policy liabilities. For insurances for which policyholders bear the investment risk, the insurance provisions are generally shown at the balance sheet value of the associated investments.

1.6.2.10. Other liabilities

Liabilities that are part of the trading portfolio are stated at fair value, which generally means quoted prices. Changes in the fair value, both realized and unrealized, on these liabilities are included in the profit and loss account.

1.6.2.11. Contingent liabilities

Contingent liabilities are commitments or risks of which it is more likely than not that no outflow from ING Group of resources embodying economic benefits will occur. The underlying value of these commitments or risks is not recorded as a liability in the balance sheet.

1.6.2.12. Revenue recognition

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

1.6.2.13. Taxation

Taxation is calculated on the profit before tax shown in the annual accounts, taking into account tax-allowable deductions, charges and exemptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

1.7. Accounting principles for the consolidated statement of cash flows of ING Group

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

In the net cash flow from operating activities, the profit before tax is adjusted for those items in the profit and loss account and movements in balance sheet items which do not result in actual cash flows during the year.

The net cash flow shown in respect of Lending only relates to transactions involving actual payments or receipts. The Additions to the provision for loan losses which is deducted from the item Lending in the balance sheet has been adjusted accordingly for the profit before tax and is shown separately in the cash flow statement.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2. NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP

ASSETS

2.1. Tangible fixed assets

	2003	2002
Data-processing equipment	375	435
Other movable fixed assets	936	980

	1,311	1,415

Opening balance	1,415	2,032
Additions	523	919
Changes in the composition of the group	(16)	3
Disposals	(79)	(963)
Depreciation	(459)	(502)
Exchange differences	(73)	(74)

Closing balance	1,311	1,415

Gross carrying amount as at December 31	3,798	3,549
Accumulated depreciation as at December 31	2,487	2,134

	1,311	1,415

2.2. Participating interests

	2003			2002
	Ownership	Balance	Estimated	Ownership	Balance	Estimated
	(%)	sheet value	fair value	(%)	sheet value	fair value
Name of investee
Investments in associates:
Atlas Investeringsgroep N.V.	33	16	16	33	22	22
Postkantoren B.V.	50	47	47	50	49	49
De Goudse Verzekeringen N.V.	20	37	37	20	34	34
Q-Park N.V.	21	84	84	20	63	63
Seguros Bital, S.A. de C.V. (Grupo Financiero Bital)				49	22	120
ING logistic Property CV	50	72	72
Vesteda	25	719	719	25	722	722
Property Fund Iberica	30	115	115
Lion Property Fund	27	134	134
Other investments in associates (1)		527	527		839	844

		1,751	1,751		1,751	1,854
Investments in other participating interests		1,246	1,246		952	952

Total investments in participating interests		2,997	2,997		2,703	2,806
Receivables from participating interests		170	170		180	180

		3,167	3,167		2,883	2,986

(1)	Among which NRG and SulAmérica.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The balance sheet value of Participating interests as at December 31, 2003 included revaluations of EUR 268 million (2002: EUR 177 million). The cost of these Participating interests amounted to EUR 3,411 million (2002: EUR 2,963 million).

Movements in participating interests:

	2003	2002	2003	2002	2003	2002
					Receivables
			Other		from
			participating		participating
	Associates		interests		interests
Opening balance	1,751	1,258	952	1,202	180	168
Additions and advances	178	1,082	449	319	4	50
Changes in the composition of the group	(22)		38			(9)
Transition to group companies and investments	(78)	(198)	188	(390)
Revaluations	149	(268)	5	(85)
Movements in provision for credit risk exposure						(1)
Results from participating interests	267	134
Dividends received	(186)	(161)
Disposals and redemptions	(279)	(101)	(273)	(85)	(15)	(27)
Exchange differences	(29)	5	(113)	(9)	1	(1)

Closing balance	1,751	1,751	1,246	952	170	180

2.3. Investments

Investments per type

	2003	2002
Land and buildings, including commuted ground rents	8,994	10,951
Shares and convertible debentures	10,688	12,278
Fixed-interest securities	244,612	209,878
Investments for risk of policyholders	70,552	64,281
Other investments	157	193

	335,003	297,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in investments (except for Other investments):

	2003	2002	2003	2002	2003	2002	2003	2002
			Shares and		Fixed-		Investments
			convertible		interest		for risk of
	Land and buildings		debentures		securities		policyholders
Opening balance	10,951	10,541	12,278	19,502	209,878	194,543	64,281	82,743
Additions and advances	1,380	1,073	6,088	7,721	326,128	295,055	30,886	40,691
Changes in the composition of the group	(2,032)		(22)	(67)	740	1,299	(405)
Transfer from other assets		313			295	278
Yield differences					(1,439)	(1,529)
Revaluations	296	302	337	(3,625)
Impairments	(17)	(1)	(56)	(292)	(142)	(583)
Disposals and redemptions	(1,372)	(966)	(7,728)	(10,474)	(272,643)	(261,384)	(25,370)	(41,778)
Exchange differences	(217)	(321)	(209)	(487)	(18,205)	(17,801)	(7,754)	(8,598)
Other movements	5	10					8,914	(8,777)

Closing balance	8,994	10,951	10,688	12,278	244,612	209,878	70,552	64,281

Non-income-producing investments

Investments in connection with the insurance operations with a combined carrying value of EUR 224 million (2002: EUR 340 million) were non-income-producing for the year ended December 31, 2003.

Concentrations

As at December 31, 2003 no investments were held in securities of individual issuers that exceeded 10% of ING Group’s Shareholders’ equity. As at December 31, 2002 ING Group had investments in securities issued by ABN Amro Holding N.V. that exceeded 10% of ING Group’s Shareholders’ equity. The total investment in ABN Amro Holding N.V. securities per December 31, 2002 comprised EUR 2,719 million in shares and EUR 168 million in fixed interest securities.

Land and buildings by insurance and banking operations:

	2003	2002	2003	2002	2003	2002
	Insurance		Banking
	operations		operations		Total
Land and buildings wholly or partially in use by group companies	865	1,061	1,772	1,820	2,637	2,881
Other land and buildings	5,159	6,181	1,198	1,889	6,357	8,070

	6,024	7,242	2,970	3,709	8,994	10,951

The balance sheet value as at December 31, 2003 included revaluations of EUR 1,487 million (2002: EUR 1,806 million). The cost or purchase price amounted to EUR 7,507 million (2002: EUR 9,145 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Appraisal of land and buildings during the last five years (in percentages):

Years of appraisal
2003	66
2002	11
2001	5
2000	7
1999	11

100

Shares and convertible debentures by insurance and banking operations:

	2003	2002	2003	2002	2003	2002
	Insurance		Banking
	operations		operations		Total
Listed	8,800	9,999	766	1,244	9,566	11,243
Unlisted	1,122	1,025		10	1,122	1,035

	9,922	11,024	766	1,254	10,688	12,278

Revaluation of shares and convertible debentures:

		2003	2002
Purchase price		9,769	11,596
Revaluation:	-Gross unrealized gains	2,243	2,785
	-Gross unrealized losses	1,324	2,103

		10,688	12,278

As at December 31, 2003, the balance sheet value included shares and convertible debentures which were lent or sold in repurchase transactions amounting EUR 5 million (2002: nil) and nil (2002: EUR 1 million), respectively.

Borrowed shares and convertible debentures are not recognized in the balance sheet and amounted EUR 25 million as at December 31, 2003 (2002: EUR 9 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Fixed-interest securities by insurance and banking operations:

	2003	2002	2003	2002
	Balance sheet value		Estimated fair value
Insurance operations
Debentures and fixed-interest securities	90,116	90,334	95,632	95,770
Private loans	7,418	7,662	8,122	8,285
Mortgage loans	25,802	26,993	26,421	28,408
Other fixed-interest securities	6,239	7,070	6,210	7,091

	129,575	132,059	136,385	139,554
Banking operations
Debentures and options	109,563	74,835	112,714	78,063
Other fixed-interest securities	6,467	4,244	6,467	4,244

	116,030	79,079	119,181	82,307
Eliminations	993	1,260	1,039	1,309

	244,612	209,878	254,527	220,552

The cost of investments in Fixed-interest securities amounted to EUR 247,330 million as at December 31, 2003 (2002: EUR 210,123 million).

As at December 31, 2003, an amount of EUR 225,919 million (2002: EUR 192,722 million) was expected to be recovered or settled after more than one year from the balance sheet date.

The balance sheet value of Debentures and options in connection with the banking operations as at December 31, 2003 included EUR 3,159 million (2002: EUR 2,674 million) in respect of short-dated government paper.

The balance sheet value as at December 31, 2003 included EUR 139 million (2002: EUR 528 million) in respect of listed securities issued by the group.

As at December 31, 2003, the balance sheet value included fixed-interest securities which were lent or sold in repurchase transactions amounting to EUR 2,473 million (2002: EUR 1,007 million) and EUR 21,639 million (2002: EUR 16,595 million), respectively.

Borrowed fixed-interest securities are not recognized in the balance sheet and amounted to EUR 4,139 million as at December 31, 2003 (2002: EUR 114 million).

Investments for risk of policyholders:

	2003	2002
Land and buildings	23	21
Shares and convertible debentures	60,772	53,099
Fixed-interest securities	8,484	9,948
Other investments	1,273	1,213

	70,552	64,281

The cost of Investments for risk of policyholders as at December 31, 2003 was EUR 70,723 million (2002: EUR 64,646 million).

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

Lending analyzed by security:

	2003			2002
	Nether-	Inter-		Nether-	Inter-
	lands	national	Total	lands	national	Total
Loans to or guaranteed by public authorities	6,473	16,603	23,076	8,013	15,750	23,763
Loans secured by mortgages	94,125	39,604	133,729	86,932	31,260	118,192
Loans guaranteed by credit institutions	701	1,289	1,990	1,184	6,782	7,966
Other personal lending	7,009	7,813	14,822	8,201	6,810	15,011
Other corporate loans	36,861	86,722	123,583	42,083	82,256	124,339

	145,169	152,031	297,200	146,413	142,858	289,271
Provision for loan losses	(1,150)	(3,494)	(4,644)	(999)	(3,824)	(4,823)

	144,019	148,537	292,556	145,414	139,034	284,448

Lending analyzed by non-subordinated and subordinated receivables:

	2003	2002
Non-subordinated	292,016	283,914
Subordinated	540	534

	292,556	284,448

Lending analyzed by industry:

	2003	2002
Private sector:
- agriculture, horticulture, forestry and fisheries	1,797	1,552
- manufacturing	30,503	34,999
- service industry	57,012	58,303
- financial institutions	60,841	63,679
- personal	121,598	108,198
- other	5,881	3,663

	277,632	270,394
Public authorities	14,924	14,054

	292,556	284,448

As at December 31, 2003, assets held under finance lease contracts amounted to EUR 8,310 million (2002: EUR 6,864 million) and assets held under operating lease contracts amounted to EUR 3,215 million (2002: EUR 4,248 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2003, the balance sheet value of receivables included in Lending, of which interest income was not recognized in the profit and loss account because realization of the interest income is almost certainly not to be expected, amounted to EUR 3,564 million (2002: EUR 4,137 million).

As at December 31, 2003, Lending included receivables with regard to securities which have been acquired in reverse sale and repurchase transactions related to the banking operations amounting to EUR 35,703 million (2002: EUR 38,282 million).

Provision for loan losses

The provision for loan losses is allocated to Lending, Banks and other assets.

Allocation of the provision for loan losses to the various lending categories:

	2003			2002
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Loans secured by public authorities		30	30	31	47	78
Loans secured by mortgages	164	238	402	121	73	194
Loans guaranteed by credit institutions		1	1		43	43
Other personal lending	258	385	643	198	145	343
Other corporate loans and guarantees	728	2,840	3,568	649	3,516	4,165

Allocated to Lending	1,150	3,494	4,644	999	3,824	4,823
Allocated to Banks		27	27		47	47
Allocated to other assets	164		164	18	248	266

	1,314	3,521	4,835	1,017	4,119	5,136

Movements in provision for loan losses included in lending, Banks and other assets:

	2003	2002
Opening balance	5,136	4,763
Changes in the composition of the group	87	98
Write-offs	(1,338)	(882)
Recoveries	48	33
Additions from:
- value adjustments to receivables	1,125	1,435
- interest income	123	105
Other movements	(346)	(416)

Closing balance	4,835	5,136

2.5. Banks

	2003			2002
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Loans and advances to banks	7,877	19,088	26,965	5,919	16,780	22,699
Cash advances, overdrafts and other balances due on demand	1,674	32,448	34,122	1,668	21,362	23,030

	9,551	51,536	61,087	7,587	38,142	45,729
Provision for loan losses			(27)			(47)

			61,060			45,682

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2003, Banks included receivables with regard to securities, which have been acquired in reverse sale and repurchase transactions amounting to EUR 14,494 million (2002: EUR 13,942 million).

As at December 31, 2003, the non-subordinated receivables amounted to EUR 60,514 million (2002: EUR 45,041 million) and the subordinated receivables amounted to EUR 546 million (2002: EUR 641 million).

As at December 31, 2003, assets held under finance lease contracts amounted to EUR 134 million (2002: EUR 101 million) and assets held under operating lease contracts amounted to EUR 158 million (2002: EUR 60 million).

2.6. Cash

	2003	2002
Cash and bank balances	11,423	11,224
Call money of the insurance operations	315	197

	11,738	11,421

As at December 31, 2003, Cash and bank balances included cash and balances with central banks of EUR 8,838 million (2002: EUR 7,591 million).

2.7. Other assets

	2003	2002
Trading portfolio	38,911	34,576
Equity participations	1,295	1,598
Property	1,820	1,684
Deferred tax assets	901	1,130
Receivables on account of direct insurance from:
- policyholders	2,497	2,790
- intermediaries	411	485
Reinsurance receivables	567	797
Income tax receivables	443
Pension assets and other staff-related assets	179	170
Other receivables	6,449	7,956

	53,473	51,186

As at December 31, 2003, an amount of EUR 3,905 million (2002: EUR 18,912 million) was expected to be recovered or settled after more than one year from the balance sheet date.

An analysis of pension assets/liabilities and other staff-related assets/liabilities is included under General provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Deferred tax assets as at December 31 by origin:

	2003	2002
Deferred tax assets relating to:
- insurance provisions	1,226	1,295
- other provisions	620	709
- unused tax losses carried forward	725	824
- other	623	1,027

	3,194	3,855
Deferred tax liabilities (offset by deferred tax assets) relating to:
- investments	147	257
- deferred acquisition costs	947	1,128
- general provisions	1,036	1,099
- other	163	241

	2,293	2,725
	901	1,130

Deferred tax assets in connection with unused tax losses carried forward:

	2003	2002
Total unused tax losses carried forward	5,741	6,314
Unused tax losses carried forward not recognized as a deferred tax asset	3,297	3,484

Unused tax losses carried forward recognized as a deferred tax asset	2,444	2,830
Average tax rate	29.7%	29.1%
Deferred tax asset	725	824

Total unused tax losses carried forward as at December 31 analyzed by expiration terms:

		2003	2002
-	up to five years	742	1,167
-	five to ten years	360	412
-	ten to twenty years	1,677	2,359
-	unlimited	2,962	2,376

		5,741	6,314

2.8. Accrued assets

	2003	2002
Accrued interest and rents	7,945	8,059
Deferred acquisition costs of insurance business	9,760	10,636
Other accrued assets	2,758	3,059

	20,463	21,754

As at December 31, 2003, Other accrued assets included options held by the group for the account and risk of customers amounting to EUR 64 million (2002: EUR 68 million). These are customers’ options, which are not segregated from the assets and liabilities of the group and, therefore, included in the balance sheet. The associated liability is included in Other liabilities.

As at December 31, 2003, an amount of EUR 9,971 million (2002: EUR 10,915 million) was expected to be recovered or settled after more than one year from balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Deferred acquisition costs of insurance business by geographical area:

	2003	2002	2003	2002	2003	2002
	Life insurance		Non-life insurance		Total
Netherlands	466	540	62	60	528	600
Belgium	52	57	16	13	68	70
Rest of Europe	189	217	3	3	192	220
North America	5,890	6,606	193	166	6,083	6,772
Latin America	74	92	56	70	130	162
Asia	2,729	2,788	2	2	2,731	2,790
Australia			29	23	29	23
Other	(1)	(1)			(1)	(1)

	9,399	10,299	361	337	9,760	10,636

The region Latin America comprises South America and Mexico. Until 2002 Mexico was included in the region North America. This revised regional split is more in line with the internal management reporting structure. The comparable figures have been adjusted accordingly.

Movements in Deferred acquisition costs of insurance business:

	2003	2002	2003	2002	2003	2002
	Life insurance		Non-life insurance		Total
Opening balance	10,299	11,035	337	320	10,636	11,355
Capitalized	1,997	2,272	148	162	2,145	2,434
Amortization	(1,244)	(1,454)	(118)	(94)	(1,362)	(1,548)
Changes in the composition of the group	(28)	(2)	(2)		(30)	(2)
Exchange differences	(1,619)	(1,616)	(16)	(49)	(1,635)	(1,665)
Transfer of portfolios	(6)	64	12	(2)	6	62

Closing balance	9,399	10,299	361	337	9,760	10,636

EQUITY AND LIABILITIES

2.9. Shareholders’ equity

	2003	2002
Opening balance	18,254	21,514
Unrealized revaluations after taxation	528	(3,343)
Exchange differences	(1,123)	(1,041)

Net profit not recognized in the profit and loss account	(595)	(4,384)
Realized revaluations released to the profit and loss account	(258)	(1,051)
Write-off of goodwill	(145)	(1,176)
Net profit for the period	4,043	4,500
Dividend paid	(1,995)	(1,969)
Exercise of warrants and options		(2)
Issue of shares	1,977

	21,281	17,432
Changes in ING Groep N.V. shares held by group companies	50	822

Closing balance	21,331	18,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.10. Preference shares of group companies

Preference shares of group companies consists of noncumulative guaranteed Trust Preferred Securities which are issued by wholly owned subsidiaries of ING Groep N.V. These securities have a liquidation preference of a certain amount plus any accrued interest and unpaid dividend. Dividends with regard to these preferred securities are accounted for, after tax, in Third-party interests in the profit and loss account. These Trust Preferred Securities generally have no voting rights.

Preference shares of group companies :

				2003	2002
			Liquidation
Number of			preference
shares	Interest	Year of	per share
(in millions)	rate	issue	(in USD)	Balance sheet value
1.5	8.439	2000	1,000	1,189	1,431
10	9.2	2000	25	198	238
20	7.7	1999	25	396	477

				1,783	2,146

These Trust Preferred Securities have been issued to raise Tier 1 capital for ING Bank NV. The proceeds of USD 2,250 million have been used to contribute EUR 2,402 million (translated against historical exchange rates) to the share premium reserve of ING Bank NV.

2.11. Subordinated loans

Subordinated loans consists of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier 1 capital for ING Bank N.V.

Subordinated loans:

					2003	2002
Notional	amount	Interest rate	Year of issue	First call date	Balance sheet value
USD	500	6.2	2003	January 15, 2009	396
EUR	750	Variable	2003	June 30, 2013	750
USD	1,100	7.2	2002	December 15, 2007	872	1,049
USD	800	7.05	2002	September 15, 2007	634	763
EUR	600	6.5	2001	September 28, 2006	600	600

					3,252	2,412

EUR 2,256 million (2002: EUR 1,336 million) of these loans has been on lent as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

EUR 600 million (2002: EUR 600 million) of these loans has been contributed to the capital of ING Bank N.V. (share premium reserve).

EUR 396 million (2002: EUR 476 million) has been on lent on as subordinated loan by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

     2.12. General provisions

	2003	2002
Deferred tax liabilities	1,900	2,439
Reorganizations and relocations	236	255
Other	604	795

	2,740	3,489

As at December 31, 2003, an amount of EUR 2,271 million (2002: EUR 2,764 million) was expected to be settled after more than one year from balance sheet date.

Movements in General provisions:

	2003	2002	2003	2002	2003	2002
	Deferred tax		Reorganizations
	liabilities		and relocations		Other
Opening balance	2,439	2,443	255	259	795	840
Changes in the composition of the group	(29)	4	35		74	45
Additions	569	1,114	62	160	46	209
Releases	(194)	(328)			(32)
Charges	(794)	(765)	(108)	(147)	(219)	(220)
Exchange differences	(91)	(29)	(8)	(17)	(60)	(79)

Closing balance	1,900	2,439	236	255	604	795

2.12.1. Deferred tax liabilities

Provision for deferred tax liabilities by origin:

	2003	2002
Deferred tax assets (offset by deferred tax liabilities) relating to:
- insurance provisions	571	415
- other provisions	46	6
- unused tax losses carried forward	117	116
- equalization reserve	718	698
- other	138	133

	1,590	1,368
Deferred tax liabilities relating to:
- investments	1,442	1,477
- deferred acquisition costs	791	1,075
- equalization reserve	259	205
- depreciation	3	32
- general provisions	460	505
- receivables	55	77
- loans	93	239
- other	387	197

	3,490	3,807
	1,900	2,439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Deferred tax asset (offset by deferred tax liabilities) in connection with unused tax losses carried forward:

	2003	2002
Total unused tax losses carried forward	638	663
Unused tax losses carried forward not recognized as a deferred tax asset	85	289

Unused tax losses carried forward recognized as a deferred tax asset	553	374
Average tax rate	21.2%	31.0%
Deferred tax asset	117	116

Total unused tax losses carried forward as at December 31 by expiration terms:

		2003	2002
-	up to five years	416	405
-	five to ten years	15
-	unlimited	207	258

		638	663

2.12.2. Pension liabilities and other staff-related liabilities

ING Group maintains defined benefit retirement plans in the major countries in which it operates. These plans generally cover all employees and provide benefits that are related to the remuneration and service of employees upon retirement. On condition the plan assets are sufficient, the benefits from many of these plans are subject to some form of indexation.

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

Summary of Pension liabilities and other staff-related liabilities:

	2003	2002	2003	2002	2003	2002	2003	2002
	Pension liabilities		Healthcare		Other		Total
Defined benefit obligation	11,710	11,054	614	515	335	450	12,659	12,019
Fair value of plan assets	9,651	8,841			217	227	9,868	9,068

	2,059	2,213	614	515	118	223	2,791	2,951
Unrecognized past service costs	(1)	(4)	6	10			5	6
Unrecognized gains/(losses)	(2,913)	(3,120)	(98)	(24)	36	17	(2,975)	(3,127)

	(855)	(911)	522	501	154	240	(179)	(170)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in Pension liabilities and other staff-related liabilities:

	2003	2002	2003	2002	2003	2002	2003	2002
	Pension liabilities		Healthcare		Other		Total
Opening balance	(911)	(651)	501	609	240	1,087	(170)	1,045
Plan adjustments		662				(662)
Benefit costs	537	454	49	50	9	26	595	530
Employer’s contribution	(527)	(1,375)	(3)	(19)	(94)	(46)	(624)	(1,440)
Changes in the composition of the group		(44)		(110)		(36)		(190)
Effect of curtailment or settlement	3	(9)	(1)	(2)		(128)	2	(139)
Exchange differences	43	52	(24)	(27)	(1)	(1)	18	24

Closing balance	(855)	(911)	522	501	154	240	(179)	(170)

As at December 31, 2003, the defined benefit obligation consisted of funded plans amounting to EUR 11,226 million (2002: EUR 10,636 million) and unfunded plans amounting to EUR 1,433 million (2002: EUR 1,383 million).

The assets of funded plans primarily consist of debt securities, equity and real estate funds, of which as at December 31, 2003 to EUR 60 million (2002: EUR 55 million) was invested in securities issued by the employer and related parties, including shares of ING Groep N.V.

Because the balance of Pension liabilities and other staff related liabilities at December 31, 2003 is an asset, the amount is included in the balance sheet under Other assets.

2.13. Insurance provisions

	2003	2002	2003	2002	2003	2002
			Reinsurance
	Gross		element		Own account
Provision for life policy liabilities	119,830	125,945	2,947	5,085	116,883	120,860
Provision for profit sharing and rebates	795	778			795	778
Provision for unearned premiums and unexpired insurance risks	3,174	3,277	687	845	2,487	2,432
Claims provision	7,911	8,106	614	807	7,297	7,299
Other insurance provisions	21	186			21	186

	131,731	138,292	4,248	6,737	127,483	131,555
Insurance provisions for policies for which the policyholders bear the investment risk	71,687	65,372	1,135	1,096	70,552	64,276

	203,418	203,664	5,383	7,833	198,035	195,831

Until 2002, Other insurance provisions included a provision to cover the risk of possible catastrophes. In 2003, the catastrophe provision of EUR 88 million has been released. Further in 2003 EUR 56 million has been realocated to Provision for life policy liabilities.

As of 2003, certain liabilities for long-term disability contracts are reported under the Claims provision. In 2002, these were reported under Provision for unearned premiums and unexpired insurance risks. The 2002 comparatives have been restated resulting in a reclassification from Provision for unearned premiums and unexpired insurance risks to Claims provision of EUR 909 million. In the movement schedule of the Claims provision, EUR 232 million was reclassified from Additions for prior years to Additions for the current year as a result of the reclassification of these long-term disability contracts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

and a reclassification of claims that were incorrectly classified as prior year claims in 2002. There is no impact on total Insurance provisions and on the net profit for the year.

The insurance provisions are generally of a long-term nature.

Insurance provisions own account by geographical area:

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
			Insurance
			provisions for
			policies for which
	Provision		the policyholders
	for life		bear the investment
	policy liabilities		risk		Claims provision		Other		Total
Netherlands	37,485	35,175	14,883	13,365	3,413	3,321	911	1,076	56,692	52,937
Belgium	5,604	4,290	2,945	2,406	483	462	163	191	9,195	7,349
Rest of Europe	3,966	4,055	1,208	1,383	21	20	75	82	5,270	5,540
North America	53,985	62,193	44,020	41,299	2,626	2,645	1,194	1,083	101,825	107,220
Latin America	2,011	2,348	59	47	231	314	550	653	2,851	3,362
Asia	13,586	12,621	1,966	1,064	21	23	216	156	15,789	13,864
Australia	249	182	5,471	4,712	228	207	163	122	6,111	5,223
Other	(3)	(4)			274	307	31	33	302	336

	116,883	120,860	70,552	64,276	7,297	7,299	3,303	3,396	198,035	195,831

The region Latin America comprises South America and Mexico. Until 2002 Mexico was included in the region North America. This revised regional split is more in line with the internal management reporting structure. The comparable figures have been adjusted accordingly.

Movements in the Claims provision for own account:

	2003	2002
Opening balance	7,299	6,870
Changes in the composition of the group	(13)

	7,286	6,870
Additions:
- for the current year	3,579	4,431
- for prior years	(15)	78
- interest accrual of provision for disability losses	82	86

	3,646	4,595
Claim settlements and claim settlement costs:
- for the current year	1,914	2,479
- for prior years	1,518	1,390

	3,432	3,869
Exchange differences	(198)	(553)
Other movements	(5)	256

Closing balance	7,297	7,299

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.14. Funds entrusted to and debt securities of the banking operations

	2003	2002
Savings accounts	168,168	115,156
Other funds entrusted	137,284	129,175

Funds entrusted to the banking operations	305,452	244,331
Debt securities	72,372	75,493

	377,824	319,824

Funds entrusted to the banking operations by type:

	2003			2002
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Non-interest bearing	13,763	2,707	16,470	12,083	3,252	15,335
Interest-bearing	96,438	192,544	288,982	82,885	146,111	228,996

	110,201	195,251	305,452	94,968	149,363	244,331

No funds have been entrusted to ING Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2003, Funds entrusted to and debt securities of the banking operations included liabilities with regard to securities sold in repurchase transactions amounting to EUR 13,723 million (2002: EUR 11,481 million).

2.14.1. Savings accounts

Savings accounts relates to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on Savings accounts, which is contractually added to the accounts, is also included.

2.14.2. Other funds entrusted

	2003	2002
Private loans	1,729	928
Mortgage loan	50	43
Corporate time deposits	42,832	45,035
Credit balances on customer accounts	92,673	83,169

	137,284	129,175

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.15. Banks

Banks includes non-subordinated debt to banks, other than in the form of debt securities. As at December 31, 2003, liabilities with regard to securities sold in repurchase transactions amounted to EUR 20,979 million (2002: EUR 22,316 million).

Banks by type:

	2003			2002
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Non-interest bearing	115	2,282	2,397	142	2,171	2,313
Interest-bearing	29,369	70,349	99,718	28,207	65,747	93,954

	29,484	72,631	102,115	28,349	67,918	96,267

2.16. Other liabilities

Other liabilities by type:

	2003	2002
Subordinated loans of group companies	14,511	15,425
Debenture loans	9,961	11,360
Loans contracted	5,500	6,615
Loans from credit institutions	3,672	3,755
Deposits from reinsurers	239	197
Income tax	1,296	1,091
Other taxation and social security contributions	540	553
Trading portfolio	12,316	9,381
Payable to credit institutions	1,598	1,576
Other deposits	1,891	1,309
Other	9,599	14,135

	61,123	65,397

Other liabilities by remaining term:

	2003			2002
	up to 1 year	1 to 5 years	over 5 years	up to 1 year	1 to 5 years	over 5 years
Subordinated loans of group companies	673	4,217	9,621	739	3,970	10,716
Debenture loans	765	6,148	3,048	797	7,261	3,302
Loans contracted	4,403	794	303	5,402	684	529
Loans from credit institutions	3,029	624	19	2,885	454	416
Deposits from reinsurers	73	109	57	32	109	56
Income tax	1,121	147	28	779	291	21
Other taxation and social security contributions	520	16	4	523	22	8
Trading portfolio	12,258	14	44	9,153	132	96
Payable to credit institutions	1,598			1,576
Other deposits	1,316	186	389	789	119	401
Other	9,559	34	6	13,579	464	92

	35,315	12,289	13,519	36,254	13,506	15,637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Other liabilities by activity:

	2003	2002
Liabilities relating to direct insurance	1,983	1,847
Liabilities relating to reinsurance	298	342

Non-subordinated debenture loans, loans contracted and deposits of the banking operations are included in Funds entrusted to and debt securities of the banking operations and in Banks.

Subordinated loans of group companies relates to capital debentures and private loans, which are subordinated to all current and future liabilities of ING Bank N.V., Postbank N.V. or Westland/Utrecht Hypotheekbank N.V. The average interest rate on the subordinated loans is 6.1% (2002: 6.1%).

Debenture loans have been issued with an average interest rate of 5.7% (2002: 5.6%) and are repayable in the years 2004 to 2036. The loans are denominated in various currencies. Some of the loans have been converted into U.S. dollars by means of currency swaps. Others have been converted into loans with a variable-interest rate by means of interest-rate swaps. As at December 31, 2003, loans amounting to EUR 8,810 million (2002: EUR 9,621 million) bore an average fixed-interest rate of 5.9% (2002: 5.9%). The remaining EUR 1,151 million (2002: EUR 1,739 million) bore an average variable-interest rate of 4.0% (2002: 4.5%).

The average interest rate of Loans contracted with fixed-interest rates, with a remaining principal amount of EUR 1,087 million (2002: EUR 1,591 million), was 6.5% (2002: 6.9%). The remaining EUR 4,413 million (2002: EUR 5,024 million) bore an average variable-interest rate of 1.1% (2002: 1.2%). These loans are repayable in the years 2004 to 2019.

The average interest rate of Loans from credit institutions with fixed-interest rates, with a remaining principal amount of EUR 2,556 million (2002: EUR 2,896 million), was 2.7% (2002: 3.2%). The remaining EUR 1,116 million (2002: EUR 859 million) bore an average variable-interest rate of 1.2% (2002: 2.8%). As at December 31, 2003, loans totalling EUR 5 million (2002: EUR 7 million) were secured by mortgages.

2.17. Accrued liabilities

	2003	2002
Accrued interest	6,250	7,311
Costs payable	2,462	2,605
Yield differences on fixed-interest investments	126	875

	8,838	10,791

As at December 31, 2003, an amount of EUR 616 million (2002: EUR 1,697 million) was expected to be settled after more than one year from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.18. Additional information relating to the consolidated balance sheet of ING Group

Analysis of certain assets and liabilities by maturity:

			Three
		Up to three	months	One year to	Over five
2003	On demand	months	to one year	five years	years	Total
Assets
Lending	23,474	74,067	20,406	49,834	124,775	292,556
Banks	7,854	38,089	7,864	4,428	2,825	61,060
Liabilities
Funds entrusted to and debt securities of the banking operations:
– Savings accounts	149,910	11,226	2,846	3,274	912	168,168
– Other funds entrusted	68,688	44,804	12,437	4,812	6,543	137,284
– Debt securities	343	26,482	16,770	19,933	8,844	72,372
Banks	18,775	65,312	14,320	1,243	2,465	102,115

			Three
		Up to three	months	One year to	Over five
2002	On demand	months	to one year	five years	years	Total
Assets
Lending	19,486	77,538	22,817	50,908	113,699	284,448
Banks	5,396	26,280	7,354	4,806	1,846	45,682
Liabilities
Funds entrusted to and debt securities of the banking operations:
– Savings accounts	98,943	9,243	1,277	2,517	3,176	115,156
– Other funds entrusted	28,459	79,434	10,607	7,566	3,109	129,175
– Debt securities	1,483	27,490	15,253	23,684	7,583	75,493
Banks	17,385	64,042	11,402	1,678	1,760	96,267

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

2.18.1. Assets not freely disposable

The assets not freely disposable primarily consist of interest-bearing securities pledged to secure deposits from the Dutch Central Bank and other banks, serve to secure margin accounts and are used for other purposes required by law. Of these assets EUR 5,658 million (2002: EUR 3,586 million) relates to guarantees provided for certain liabilities included in the balance sheet as well as off-balance sheet contingent liabilities.

Assets not freely disposable:

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	Funds						Guarantees
	entrusted and				Contingent		for off-balance
	debt securities		Banks		liabilities		sheet items		Total
Investments	751		2,480	196	42		567	1,660	3,840	1,856
Lending	895	761	422		2				1,319	761
Banks	303	8	288			4			591	12
Other assets	170	55	294	1	11	2,561			475	2,617

	2,119	824	3,484	197	55	2,565	567	1,660	6,225	5,246

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

Contingent liabilities:

	2003	2002
Insurance operations
Commitments concerning investments in land and buildings	652	667
Commitments concerning fixed-interest securities	1,301	1,383
Guarantees	1,232	8,876
Other	605	686
Banking operations
Contingent liabilities in respect of:
– discounted bills		6
– guarantees	17,115	16,807
– irrevocable letters of credit	5,356	6,030
– other	355	464

	26,616	34,919
Irrevocable facilities	66,640	63,867

	93,256	98,786

Guarantees relate both to credit and non-credit substitute guarantees. Credit-substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows. The guarantees are generally of a short-term nature. In addition to the items included in

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

contingent liabilities, ING Group has issued guarantees as a participant in collective arrangements of national industry bodies and as participant in government required collective guarantee schemes which apply in different countries. The decrease of the guarantees of insurance operations was caused by the expiration of guarantees for a derivative portfolio.

Irrevocable letters of credit mainly secure payments to a third party for a customer’s foreign and domestic trade transactions in order to finance a shipment of goods. ING Group’s credit risk in these transactions is limited since these transactions are collalteralized by the commodity shipped and are of a short duration.

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

Asset-backed commercial-paper conduits

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

ING Group supports the commercial paper programs by providing the SPE with short-term stand-by liquidity facilities. Primarily these liquidity facilities are meant to cover temporarily disruptions in the commercial-paper market. Once drawn these facilities bear normal credit risk. A number of programmes are supported by granting structured liquidity facilities to the SPE, in which ING Group – in addition to normal liquidity facilities – to a certain extent covers the credit risk incorporated in these programs itself, and as a consequence might suffer credit losses from it. Furthermore, under a Program Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial-paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions. The normal non-structured stand by liquidity facilities and the structured facilities are reported under irrevocable facilities.

Collateralized Debt Obligations (CDO)-transactions

Within ING Group, SPEs are used for CDO transactions. In a typical CDO transaction an SPE is used to issue structured, rated securities which are backed (or collateralized) by a pool of transferable debt securities. In these transactions ING often has different roles:

–	the arranger of the transaction; ING structures the SPE, acquires the assets for the SPE and sells the CDOs to investors;

–	collateral manager of the assets in the SPE; ING manages the assets based on strict conditions of the SPEs charter;

–	investor.

ING Group receives market-rate fees for structuring, (asset) managing and distributing CDO-securities to investors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Other Entities

ING Group is also party in other SPEs used in for instance structured finance and leasing transactions.

2.18.3. Future rental commitments

Future rental commitments for lease contracts as at December 31, 2003:

2004	149
2005	120
2006	87
2007	75
2008	54
years after 2008	173

2.18.4. Legal proceedings

ING Group companies are involved in lawsuits and arbitration cases in a number of countries, relating to claims by or against these companies arising in the course of ordinary activities, and also from acquisitions, including the activities as insurer, lender, employer, investor and taxpayer. Several of these cases involve claims of either large or indefinite amounts. Although it is not feasible to predict or to determine the outcome of current or impending legal proceedings, the Executive Board is of the opinion that the outcome is unlikely to have any material adverse effects on the financial position or results of ING Group.

These legal proceedings include a claim filed by the Mexican fertilizer producer Fertinal against ING Comercial América, a wholly owned subsidiary of ING Group. Fertinal claims EUR 238 million (USD 300 million) from ING Comercial América, the maximum coverage under the insurance policy of their mining operations. The case is disputed before a judge in Mexico; we cannot assess the final outcome. Fertinal has also filed a criminal complaint of fraud against ING Comercial América and some of its employees, the outcome of which is also yet unclear.

In The Netherlands ING Bank, together with all other major Dutch banks and their joint venture Interpay, are subject of an examination by the Dutch competition authority “Nederlandse Mededingings-autoriteit” or NMa. Allegedly the Dutch banks and Interpay have artificially kept the prices for the use of electronic payment systems higher than necessary. This investigation could result in a fine to be paid, but whether such fine will be imposed and, if so, what the amount of the fine will be, is still uncertain.

2.18.5. Derivatives

Use of derivatives

ING Group uses derivative financial instruments in the normal course of business for non-trading and trading purposes. Derivatives are financial instruments, which include forwards, futures, options and swaps, whose value is based on an underlying asset, index or reference rate.

Non-trading activities

ING Group’s principal objective in holding or issuing derivatives for non-trading purposes is risk management. To achieve its risk-management objective, ING Group uses a combination of interest-rate instruments, primarily interest-rate swaps. Net positions in foreign currencies are subject to changes in value as exchange rates change. These fluctuations are managed by entering into currency swaps, forwards and options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Notional amounts and the positive and negative fair values of derivative financial instruments used for non-trading purposes:

	2003	2002	2003	2002	2003	2002
			Positive year-end		Negative year-end
	Notional amount		fair value		fair value
Interest-rate contracts	332,779	337,940	4,512	5,505	5,169	6,348
Currency contracts	23,654	32,430	664	533	459	474
Equity contracts	4,499	2,052	80	104	21	20

	360,932	372,422	5,256	6,142	5,649	6,842

ING Group’s use of these instruments is changed from time to time in response to changing market conditions as well as changes in the mix of the related assets and liabilities.

Trading activities

ING Group trades derivative financial instruments on behalf of clients and for its own account. Derivative financial instruments used for risk-management purposes to control risks of trading portfolios are reported as being held for trading purposes.

Notional amounts, the average fair values and year-end fair values of trading derivative financial instruments:

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
			Average positive		Average negative		Positive year-end		Negative year-end
	Notional amount		fair value		fair value		fair value		fair value
Interest-rate contracts	859,161	868,991	14,542	10,468	14,437	10,501	11,370	14,927	11,152	15,247
Currency contracts	269,394	320,069	5,300	6,451	6,155	6,376	5,672	6,138	6,785	7,422
Equity contracts	42,156	29,369	2,391	1,835	1,525	1,080	1,441	2,570	1,122	1,332
Other contracts		19

	1,170,711	1,218,448	22,233	18,754	22,117	17,957	18,483	23,635	19,059	24,001

Numerical information about derivatives activities

The following tables give numerical information about the derivatives activities, detailing types of derivatives, credit risks, counterparties and use of the derivatives transactions.

The first table illustrates the relative importance of the various types of derivative products, showing the notional amounts at year-end 2003 and year-end 2002. Notional amounts represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets (bonds, for example, in the case of interest-rate futures). What they do not reflect, however, is the credit risk assumed by entering into derivatives transactions.

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

The year-end positive fair value represents the maximum loss that ING Group would incur on its derivatives transactions if all its counterparties at year end defaulted. This fair value can and will fluctuate from day to day due to changes in the value of the underlying assets. In order to arrive at an estimate of credit risk at any given time, a margin is added to the fair value figures to arrive, in accordance with internationally accepted criteria, at what is called the unweighted credit equivalents.

The weighted credit equivalents are the unweighted credit equivalents multiplied by the weighting factors determined in accordance with standards of the international supervisory authorities. Under certain conditions, the credit risk can be reduced by entering into bilateral netting agreements. In the case of non-observance of the obligation by the counterparty, this kind of agreement gives the right to net off receivables and payables in respect of open derivatives contracts. The effect of reducing the risk by means of bilateral netting agreements is shown at the bottom of the first table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Open contracts as at year-end:

	2003				2002
			Un-				Un-
			weighted	Weighted			Weighted	Weighted
		Positive	credit	credit		Positive	credit	credit
	Notional	fair	equi-	equi-	Notional	fair	equi-	equi-
	amount	value	valent	valent	amount	value	valent	valent
Interest-rate contracts
Over-the-counter:
– swaps	961,211	15,207	19,914	4,700	915,654	19,199	23,475	5,780
– forwards	74,393	53	81	21	80,652	106	137	29
– options purchased	62,689	617	912	247	69,054	1,125	1,478	413
– options written	43,389	5			48,533
Listed:
– options purchased	4,366				2,130	2
– options written	2,278				1,111
– futures	43,614				89,797
Currency contracts
Over-the-counter:
– swaps	40,589	1,344	3,109	861	37,578	1,137	2,702	792
– forwards	205,476	4,311	6,852	1,736	260,685	5,091	8,111	1,999
– options purchased	29,543	681	1,051	245	25,383	443	705	171
– options written	16,207				28,562
Listed:
– options purchased	375				6
– options written	317				155
– futures	541				130
Equity contracts
Over-the-counter:
– swaps	7,350	267	714	213	6,555	963	1,360	603
– forwards	10		1		64	23	27	13
– options purchased	7,182	608	1,130	361	6,588	1,069	1,529	353
– options written	4,891				5,775
Listed:
– options purchased	13,862	646			5,564	619
– options written	12,304				6,380
– futures	1,056				495
Other contracts
Over-the-counter					19

	1,531,643	23,739	33,764	8,384	1,590,870	29,777	39,524	10,153

Effect of contractual netting		(12,441)	(15,277)	(3,706)		(14,452)	(17,191)	(4,020)

		11,298	18,487	4,678		15,325	22,333	6,133

Collateral held but not meeting the criteria for contractual netting, would additionally reduce the total weighted credit equivalent as at December 31, 2003 with an amount of EUR 362 million (2002: EUR 498 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Open contracts by remaining term, based on the notional amounts, as at December 31:

	up to 1	1 to 2	2 to 3	3 to 4	4 to 5	over 5
2003	year	years	years	years	years	years	Total
Interest-rate contracts
Over-the-counter:
– swaps	418,371	130,521	79,899	72,306	53,756	206,358	961,211
– forwards	69,018	5,026	157		32	160	74,393
– options purchased	28,716	6,770	5,831	5,317	3,500	12,555	62,689
– options written	16,402	5,065	5,020	4,387	2,654	9,861	43,389
Listed:
– options purchased	4,330	6				30	4,366
– options written	2,152	6				120	2,278
– futures	37,256	3,864	1,347	24	321	802	43,614
Currency contracts
Over-the-counter:
– swaps	11,415	6,530	4,982	5,521	3,922	8,219	40,589
– forwards	190,909	8,738	3,171	1,675	775	208	205,476
– options purchased	27,358	1,750	420	2	1	12	29,543
– options written	15,243	908	41	2	1	12	16,207
Listed:
– options purchased	375						375
– options written	317						317
– futures	365	98	17		61		541
Equity contracts
Over-the-counter:
– swaps	7,090	7	27	49	152	25	7,350
– forwards	10						10
– options purchased	3,179	1,579	934	293	669	528	7,182
– options written	2,418	1,188	617	170	338	160	4,891
Listed:
– options purchased	10,184	1,317	1,029	752	580		13,862
– options written	8,832	1,011	1,342	687	432		12,304
– futures	1,056						1,056

	854,996	174,384	104,834	91,185	67,194	239,050	1,531,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Open contracts by remaining term, based on the notional amounts, as at December 31:

	up to 1	1 to 2	2 to 3	3 to 4	4 to 5	over 5
2002	year	years	years	years	years	years	Total
Interest-rate contracts
Over-the-counter:
– swaps	397,347	140,934	77,347	61,238	63,050	175,738	915,654
– forwards	74,520	6,132					80,652
– options purchased	21,653	16,023	8,621	3,141	7,513	12,103	69,054
– options written	15,526	10,981	6,764	2,672	5,390	7,200	48,533
Listed:
– options purchased	2,105					25	2,130
– options written	972				30	109	1,111
– futures	80,449	5,115	1,115	114	496	2,508	89,797
Currency contracts
Over-the-counter:
– swaps	11,889	6,040	4,313	3,627	4,733	6,976	37,578
– forwards	245,751	8,750	3,362	1,238	1,258	326	260,685
– options purchased	24,843	328	182	22	2	6	25,383
– options written	28,103	353	76	22	2	6	28,562
Listed:
– options purchased	6						6
– options written	155						155
– futures	72	9	36	13			130
Equity contracts
Over-the-counter:
– swaps	6,447				50	58	6,555
– forwards	64						64
– options purchased	3,874	747	1,062	180	143	582	6,588
– options written	3,357	871	978	193	140	236	5,775
Listed:
– options purchased	4,363	470	471	260			5,564
– options written	4,888	778	290	424			6,380
– futures	495						495
Other contract
Over-the-counter	19						19

	926,898	197,531	104,617	73,144	82,807	205,873	1,590,870

Open contracts by counterparty:

	2003			2002
		Unweighted	Weighted		Unweighted	Weighted
	Notional	credit	credit	Notional	credit	credit
	amount	equivalent	equivalent	amount	equivalent	equivalent
Public sector	90,025	283		119,945	306
Banks	1,219,686	27,856	5,571	1,249,967	31,522	6,304
Other	221,932	5,625	2,813	220,958	7,696	3,849

	1,531,643	33,764	8,384	1,590,870	39,524	10,153

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

Fair value of financial assets and liabilities:

	2003		2002
	Estimated	Balance	Estimated	Balance
	fair value	sheet value	fair value	sheet value
Financial assets
Participating interests	3,167	3,167	2,986	2,883
Investments
– shares and convertible debentures	10,688	10,688	12,278	12,278
– fixed-interest securities	254,527	244,612	220,552	209,878
Lending (1)	284,785	281,031	275,593	273,336
Banks (1)	60,916	60,768	46,472	45,521
Cash	11,738	11,738	11,421	11,421
Other assets
– trading portfolio	38,911	38,911	34,576	34,576
– equity participations	1,403	1,295	1,699	1,598
– other receivables	10,825	10,825	13,158	13,158
Accrued assets (2)	10,703	10,703	11,118	11,118
Derivatives held for non-trading purposes	5,256	2,298	6,142	2,338

	692,919	676,036	635,995	618,105

Financial liabilities
Subordinated loans	4,059	3,252	2,454	2,412
Insurance provisions related to investment-type contracts	84,115	86,076	87,830	89,165
Funds entrusted to and debt securities of the banking operations	380,126	377,824	323,211	319,824
Banks	102,330	102,115	96,346	96,267
Other liabilities	62,880	61,123	66,318	65,397
Accrued liabilities	8,838	8,838	10,791	10,791
Derivatives held for non-trading purposes	5,649	1,625	6,842	1,991

	647,997	640,853	593,792	585,847

(1)	Lending and Banks do not include receivables from leases.

(2)	Accrued assets does not include deferred acquisition costs of insurance business.

The estimated fair values correspond with the amounts at which the financial instruments could have been traded on a fair basis at the balance-sheet date between knowledgeable, willing parties in arm’s-length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Because substantial trading markets do not exist for most of these financial instruments various techniques have been developed to estimate their approximate fair values. These techniques are subjective in nature and involve various assumptions about the discount rate and the estimates of the amount and timing of the anticipated future cash flows. Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realizable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.

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

Lending

For loans that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of fair values. The fair values of other loans are estimated by discounting expected future cash flows using interest rates offered for similar loans to borrowers with similar credit ratings. The fair values of nonperforming loans are estimated by discounting the expected cash flows of recoveries.

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

Fair value of other off-balance sheet financial instruments:

	2003		2002
	Estimated	Contract	Estimated	Contract
	fair value	amount	fair value	amount
Insurance operations
Commitments concerning investments in land and buildings	652	652	667	667
Commitments concerning investments in fixed-interest securities	1,301	1,301	1,383	1,383
Guarantees		1,232		8,876
Others		605		686

		3,790		11,612

	2003		2002
	Risk-		Risk-
	weighted	Contract	weighted	Contract
	value	amount	value	amount
Banking operations
Guarantees	8,695	17,115	8,220	16,807
Irrevocable letters of credit	1,017	5,356	1,483	6,030
Irrevocable facilities	12,413	66,640	11,103	63,867
Other	303	355	395	470

	22,428	89,466	21,201	87,174

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

2.18.7. Capital base

Breakdown capital base :

	2003					2002
	Group	Insurance		Bank		Group	Insurance		Bank
Shareholders’ equity	21,331					18,254
Preference shares of group companies	1,783					2,146
Subordinated loans	3,252					2,412

Capital base ING Group	26,366					22,812
Core debt (debt raised to finance subsidiaries)	4,441					5,681

	30,807	12,382	(1)	18,425	(2)	28,493	11,279	(1)	17,214	(2)
Third party interests		1,187		553			1,163		744
Subordinated loans
ING Verzekeringen N.V.		2,250					2,250
Equity components not included in Tier 1 (3)				(353)					(325)
ING Group shares held and consolidation adjustments		25		449			25		447

Capital base:
– ING Verzekeringen N.V.		15,844					14,717
– ING Bank N.V. (Tier 1 qualifying capital)				19,074					18,080

(1)	Includes EUR 396 million (2002: EUR 477 million) of subordinated loans to ING Verzekeringen N.V.

(2)	Includes EUR 2,256 million (2002: EUR 1,336 million) of subordinated loans to ING Bank N.V.

(3)	Includes revaluation reserve and dividend declared but not yet paid.

2.18.8. Regulatory requirements

ING Bank

Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Community Directives, as implemented by the Dutch Central Bank (DNB) for supervisory purposes. The minimum tier 1 ratio is 4% and the minimum total capital ratio (known as the ‘BIS ratio’) is 8% of all risk-weighted assets, including off-balance sheet items and market risk associated with trading portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Capital position of ING Bank:

	2003	2002
Shareholders’ equity (1)	14,868	14,664
Third-party interests	553	744
Capital and reserves of Stichting Regio Bank	469	428
Subordinated loans qualifying as Tier 1 capital (2)	2,256	1,336
Fund for general banking risks	1,281	1,233
Dividend preference shares (3)	(118)	(136)
Revaluation reserve (4)	(235)	(189)

Core capital - Tier 1	19,074	18,080
Supplementary capital - Tier 2	9,743	9,116
Available Tier 3 funds	138	257
Deductions	(473)	(302)

Qualifying capital	28,482	27,151

Risk Weighted Assets	251,266	247,287
Tier 1 ratio	7.59%	7.31%
BIS ratio	11.34%	10.98%

(1)	Shareholders’ equity includes an amount of EUR 3,002 million that qualifies as innovative Tier 1 capital (dated and undated). EUR 2,402 million has been raised via the Trust Preferred Securities issued by ING Groep N.V. and EUR 600 million has been raised by ING Groep N.V. as perpetual subordinated loan.

(2)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(3)	Dividend declared but not yet paid is deducted as it is not part of Tier 1 capital.

(4)	Revaluation reserve is deducted as it is not part of Tier 1 capital (included in Tier 2).

ING Insurance

European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The capital position of ING Insurance has been measured on the basis of this EU requirement.

Capital position of ING Insurance:

	2003			2002
		Non-			Non-
		insurance			insurance
		companies,			companies,
	Total ING	core debt &		Total ING	core debt &
	Verzekeringen	other elimi-	Insurance	Verzeke-	other elimi-	Insurance
	N.V	nations	companies	ringen N.V.	nations	companies
Available capital	15,844	2,619	18,463	14,717	3,131	17,848
Required capital	8,779		8,779	8,718		8,718

Surplus capital	7,065		9,684	5,999		9,130

Ratio of available versus required capital	180%		210%	169%		205%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

ING Group

According to an agreement (‘Protocol’) between the Dutch Central Bank and the Pension & Insurance Board regarding the supervision of financial conglomerates, ING Group is required to have an amount of capital, reserves and subordinated loans which are at least equal to the sum of:

– the required capital for the banking activities and

– the required capital for the insurance activities.

For regulatory purposes certain (external) subordinated loans of ING Bank N.V. and ING Verzekeringen N.V. are included.

Regulatory required capital ING Group:

	2003	2002
Shareholders’ equity	21,331	18,254
Preference shares of group companies	1,783	2,146
Subordinated loans	3,252	2,412

Capital base ING Group	26,366	22,812
Subordinated loans ING Bank N.V. (included in Tier 2)	8,583	9,054
Subordinated loans ING Verzekeringen N.V.	2,646	2,250

Capital base including subordinated loans	37,595	34,116
Required capital banking operations	20,101	19,783
Required capital insurance operations	8,779	8,718

Surplus capital	8,715	5,615

2.18.9. Related parties

In the normal course of business, ING Group enters into various transactions with related companies. Related companies comprise non-consolidated participating interests and the non-consolidated part of joint-ventures. These transactions are not considered material to ING Group, either individually or in the aggregate. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an at arm’s length basis.

Related party transactions:

	2003		2002
	Joint	Asso-	Joint	Asso-
	ventures	ciates	ventures	ciates
Receivables	303	167	452	205
Liabilities	10	21	8	133
Guarantees issued in favour of	79	1	64

	392	189	524	338

Income received from and expenses paid to associates were EUR 7 million respectively EUR 2 million (2002: EUR 12 million respectively EUR 3 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

3. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP

3.1. Income

3.1.1. Premium income

	2003	2002	2001
Premium income from life insurance policies	38,231	44,367	44,557
Premium income from non-life insurance policies	7,288	7,917	5,903

	45,519	52,284	50,460

Premium income has been included before deduction of reinsurance and retrocession premiums granted.

Premium income includes EUR 20,585 million (2002: EUR 26,928 million; 2001: EUR 23,738 million) relating to investment type policies of the US, Latin America and Asia-Pacific operations. These policies mainly consist of individual and group fixed and variable annuities, universal life contracts and guaranteed investment contracts.

3.1.2. Income from investments of the insurance operations

	2003	2002	2001
Income from disposal of group companies	110	518	17
Income from land and buildings	822	872	665
Income from investments in shares and convertible debentures	510	1,611	1,755
Income from investments in fixed-interest securities:
– debentures	5,485	6,412	5,776
– private loans	151	127	158
– mortgage loans	1,656	1,781	1,800
– policy loans	183	208	218
– deposits with credit institutions	31	49	104
– professional loans	17	17	16
– other	757	180	318
Deposits with insurers	19	14

	9,741	11,789	10,827
Eliminations	218	73	74

	9,523	11,716	10,753

As from 2003, Additions to the provision for investment losses are reported on a separate line within Total expenditure. Previously these additions were reported as an element of Income from investments of the insurance operations. The comparable figures have been adjusted accordingly.

Income from land and buildings includes an amount in respect of rental income allocated to business units of ING Group (the same amount is included in Other expenses) of EUR 57 million (2002: EUR 50 million; 2001: EUR 51 million).

Income from investments in land and buildings and shares and convertibles includes realized results on disposal of EUR 425 million (2002: EUR 1,357 million; 2001: EUR 1,005 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Income from investments by counterparty:

	2003	2002	2001
ING Group	4	3	1
Group companies	214	70	73
Third parties	9,523	11,716	10,753

	9,741	11,789	10,827

Income from investments for risk of policyholders of EUR 9,973 million (2002: EUR (10,642) million; 2001: EUR (7,864) million) is not included in Income from investments of the insurance operations.

3.1.3. Interest result from the banking operations

In 2003, interest income includes an amount of EUR 5,559 million (2002: EUR 5,075 million; 2001: EUR 4,116 million) in respect of interest-bearing securities. Interest expense includes an amount of EUR 3,187 million (2002: EUR 3,964 million; 2001: EUR 3,458 million) in respect of interest-bearing securities.

Despite the existence of a legal claim, interest income of EUR 123 million (2002: EUR 105 million; 2001: EUR 122 million) is not recognized in the profit and loss account because the realization of the interest income is almost certainly not to be expected.

Interest income and expenses:

	2003	2002	2001
Interest income on loans/deposits	16,015	16,097	18,273
Interest income suspended	(123)	(105)	(122)

Net interest income on loans/deposits	15,892	15,992	18,151
Origination fees and loan-servicing fees	96	102	167
Interest income on investment securities	4,818	3,994	3,478
Interest income on trading portfolio	741	1,081	638
Other interest income	2,255	2,919	1,884

Total interest income	23,802	24,088	24,318
Interest expenses on deposits by banks	1,437	2,071	3,372
Interest expenses on funds entrusted	8,260	6,273	6,230
Interest expenses on debt securities	2,587	4,105	4,152
Interest expenses on subordinated loans	857	779	699
Other interest expenses	2,546	3,214	3,793

Total interest expenses	15,687	16,442	18,246

Net interest result	8,115	7,646	6,072
Eliminations	(51)	(56)	(49)

	8,166	7,702	6,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Interest margin, analyzed on a percentage basis of the Netherlands and international operations:

	2003	2002	2001
Netherlands	2.00	1.87	1.71
International	1.00	1.01	0.75
	1.58	1.62	1.39

In 2003 the growth of the average total assets caused an increase of the interest result with EUR 689 million (2002: EUR 541 million). The decrease of the interest margin with 4 basis points caused a decrease of the interest result with EUR 220 million (in 2002 the increase of the interest margin with 23 basis points caused an increase of the interest result with EUR 1,033 million).

3.1.4. Commission

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations				Total
Funds transfer				587	592	526	587	592	526
Securities business				665	731	884	665	731	884
Insurance broking	114	159	131	115	117	88	229	276	219
Management fees	551	628	662	594	688	751	1,145	1,316	1,413
Brokerage and advisory fees				146	197	203	146	197	203
Other	648	558	638	357	290	313	1,005	848	951

	1,313	1,345	1,431	2,464	2,615	2,765	3,777	3,960	4,196

In 2003, the banking operations received EUR 3,085 million (2002: EUR 3,231 million; 2001: EUR 3,308 million) and paid EUR 621 million (2002: EUR 616 million; 2001: EUR 543 million) in respect of commission.

3.1.5. Other income

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations				Total
Income from participating interests and equity participations	255	156	346	154	201	530	409	357	876
Results from financial transactions	213	112	16	562	454	1,080	775	566	1,096
Other results	539	514	488	385	285	664	924	799	1,152

	1,007	782	850	1,101	940	2,274	2,108	1,722	3,124

Income from participating interests and equity participations

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations				Total
Shares				14	182	324	14	182	324
Investments in associates	154	137	62	57	(11)	47	211	126	109
Other participating interests	18	20	117	14	30	155	32	50	272
Equity participations	83	(1)	167	69		4	152	(1)	171

	255	156	346	154	201	530	409	357	876

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Results from financial transactions

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations				Total
Results from securities trading portfolio	30	(6)	(11)	226	201	617	256	195	606
Results from currency trading portfolio				46	242	465	46	242	465
Other	183	118	27	290	11	(2)	473	129	25

	213	112	16	562	454	1,080	775	566	1,096

Other results

Other results includes income which cannot be classified with any of the above items, including rental income, results on the sale of property and leasing income which is not classified as interest.

3.2. Expenditure

3.2.1. Underwriting expenditure

	2003	2002	2001
Expenditure from life underwriting
Reinsurance and retrocession premiums	1,102	1,093	1,400
Benefits for own account	23,283	28,327	25,290
Movements in other insurance provisions for own account (1)	15,198	15,918	18,503
Costs of acquiring insurance business	1,248	1,523	1,305
Other underwriting expenditure	87	255	380
Profit sharing and rebates	755	559	720
Expenditure from non-life underwriting
Reinsurance and retrocession premiums	930	1,275	614
Claims for own account	3,738	3,765	3,463
Movements in the provision for unearned premiums	230	345	6
Movements in the claims provision (1)	207	625	226
Costs of acquiring insurance business	997	1,043	802
Other underwriting expenditure	(52)	(153)	(67)

	47,723	54,575	52,642

(1)	In the 2001 figures an amount of EUR 52 million has been reclassified from Expenditure from non-life underwriting to Expenditure from life underwriting.

Profit sharing and rebates:

	2003	2002	2001
Distributions on account of interest or underwriting results	328	60	254
Bonuses added to policies	427	499	466

	755	559	720

As from 2003, claims handling expenses are counted for as part of the Other expenses. Until 2002, these expenses were counted for as part of the Underwriting expenditure. This new classification better represents the nature of the claims handling expenses. The comparable figures have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Underwriting expenditure includes an amount of EUR 3,714 million in 2003 (2002: EUR 3,974 million; 2001: EUR 3,705 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred costs of acquiring new business amounted to EUR 1,362 million in 2003 (2002: EUR 1,548 million; 2001: EUR 1,526 million).

Underwriting expenditure regarding investment income for risk of policyholders of EUR 9,973 million (2002: EUR (10,642) million; 2001: EUR (7,864) million) is not included in Underwriting expenditure.

3.2.2. Other interest expenses

Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the subordinated debenture issued by ING Groep N.V. in 1991, which has been fully redeemed on March 15, 2001 and interest on the perpetual subordinated loans issued by ING Groep N.V. in September 2001, July 2002, December 2002 and July 2003.

Other interest expenses includes eliminations of EUR 167 million (2002: EUR 17 million; 2001: EUR 25 million).

3.2.3. Salaries, pension and social security costs

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations				Total
Salaries	1,904	2,032	2,114	3,132	3,228	3,345	5,036	5,260	5,459
Pension, healthcare and early-retirement costs	245	201	123	449	298	323	694	499	446
Social security costs	202	232	188	421	453	438	623	685	626
Other staff costs	384	299	307	692	808	958	1,076	1,107	1,265

	2,735	2,764	2,732	4,694	4,787	5,064	7,429	7,551	7,796

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Pension, healthcare and early-retirement costs:

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Pension			Healthcare			Other			Total
Current service cost	405	467	343	23	21	17	6	9	42	434	497	402
Past service cost	(7)	12	10	(6)				(1)		(13)	11	10
Interest expenses	628	599	530	32	31	34	16	32	78	676	662	642
Expected return on assets	(645)	(647)	(693)				(13)	(14)	(15)	(658)	(661)	(708)
Amortization of unrecognised past service costs	3									3
Amortization of unrecognised net (gains)/losses	153	23	3		(2)	(1)			3	153	21	5
Effect of curtailment or settlement	3	(9)	(7)	(1)	(2)	(8)		(128)		2	(139)	(15)

Defined benefit post-employment plans	540	445	186	48	48	42	9	(102)	108	597	391	336

Defined contribution plans										97	108	110

										694	499	446

Contributions to defined contribution plans are generally determined as a percentage of pay.

The actual return on the plan assets amounted to EUR 849 million (2002: EUR (718) million; 2001: EUR (372) million).

General policy senior-management remuneration

Background

Based on the outcome of a study, started in 2002, conducted by an external consultant on the market competitiveness of ING’s remuneration levels and mix, the Supervisory Board decided to progressively introduce a new remuneration structure for ING’s senior management. The introduction of this new structure was started in 2003. In the 2003 General Meeting of Shareholders it was announced that the new policy would be up for discussion in the General Meeting of Shareholders on April 27, 2004 and to seek approval for the new long-term incentive plan.

The prime objective of the study was to formulate a new remuneration policy for ING’s senior management allowing the company to recruit and retain qualified and expert managers. The design of the new remuneration should tie in with ING’s strategic objectives and support a performance-driven culture that aligns ING’s objectives with those of its stakeholders. ING intends to continue to reward performance on the basis of previously-determined, measurable and manageable short-term and long-term targets, using clear and understandable performance criteria. The variable part of the remuneration is designed to strengthen the commitment to the company and its objectives.

Remuneration structure

Total compensation throughout ING consists of three basic components:

– Fixed or base salary, the guaranteed annual income component;

– Short-term incentive (STI) in cash, compensates for past performance measured over one year;

– Long-term incentive (LTI) in stock options and/or performance shares, compensates for performance measured over multiple years and is forward-looking.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

In addition to the base salary, senior management members enjoyed benefits similar to most other employees of ING Group.

These include benefits like private medical insurance, the use of company cars and, if applicable, expatriate allowances.

ING’s remuneration structure is based on five key principles that will apply across ING. These principles are:

–	Total compensation levels will be benchmarked against relevant markets in which ING competes for talent;

–	ING aims for a total compensation level at the median level in the relevant market, allowing only for above-median compensation in the event of outstanding performance;

–	The remuneration elements will gradually be rebalanced in order to emphasize the focus on the variable pay components (short-term and long-term incentives), so as to ensure that an increasing portion of senior-management remuneration is directly linked to ING’s short-term and long-term business performance;

–	To enhance the effectiveness of the short-term incentive plan, clear, measurable and challenging targets will be set at the beginning of the year, allowing for appropriate compensation levels in the event that targeted performance is achieved;

–	ING will provide long-term incentives to ensure a focus on longer-term strategic targets, to create alignment of management with the interests of shareholders and to retain qualified and expert managers. A broad selection of ING’s top senior managers will participate in the plan to ensure a common focus on ING’s overall performance.

Short-term incentive plan

The short-term incentive is paid in cash. The at target bonus opportunity is expressed as a percentage of base salary. The target levels are based on benchmarks reflecting external market competitiveness as well as internal objectives. Three financial measures were used in the 2003 short-term incentive plan (STIP) for the senior management to measure performance at Group level. These financial measures are: net operating profit, total operating expenses and return on economic capital.

By combining a profit, a cost and a return measure, the overall performance of ING is properly reflected. Each element is weighted equally to determine the final award. The three performance targets are set by the Supervisory Board at the beginning of the performance period. Under the short-term incentive plan, the actual payout in any year may vary between 0% and 200% of the target level.

In addition to the financial targets, part of the short-term incentive award is based on individual performance, assessed on the basis of predefined measurable targets set for each senior executive. These targets depend on the specific responsibilities of the individual and are determined and assessed by the Supervisory Board for the Executive Board. The Executive Board sets the targets for the members of the Executive Committees and Management Council members.

As the table below shows, the emphasis on ING Group results is reduced for each layer below the Executive Board as the direct accountability of these managers for the Group results declines.

Short-term incentive: relative weight of Group and individual performance

	Group performance	Individual performance
Executive Board	70% of total bonus	30% of total bonus
Executive Committees	30% of total bonus	70% of total bonus
Management Council	15% of total bonus	85% of total bonus

Long-term incentive plan

In the overall evaluation of the remuneration components, the Supervisory Board analyzed the original long-term incentive plan (LTIP) in 2003. The analysis assessed whether the instrument used (stock

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

options only) supported the ING’s objectives. As a result of this study, the Supervisory Board decided to introduce an additional instrument to the LTIP for the Executive Board, the performance share. Performance shares are granted to ensure alignment of senior management with the interests of shareholders, and to retain top management over a longer period of time. Thus, the LTI awards will be granted with the total nominal value split equally between stock options and performance shares. The Executive Board members are not allowed to sell shares obtained either through the stock-option or the performance-shares plan within a period of five years from the grant date. Participants will only be allowed to exercise options or sell part of the shares at the date of vesting to pay tax over the vested award.

The ING stock options have a total term of ten years and a vesting period of three years. After three years, the options will only vest if the option holder is still employed by ING (or retired). The exercise price of the stock options is equal to the Euronext Amsterdam opening price on the first day after the General Meeting of Shareholders.

Performance shares will be conditionally granted. The number of shares that will ultimately be awarded at the end of a 3-year performance period depends on the ING Group performance. The Supervisory Board decided to use Total Shareholder Return over three years (return in the form of capital gains and reinvested dividends that shareholders receive in that period) relative to the performance of a predefined peer group. The criteria used to determine the performance peer group were: a) considered comparable and relevant by the Supervisory Board, b) representing ING’s current portfolio of businesses (e.g. banking, insurance and asset management) and ING’s geographical spread, c) global players, d) listed and a substantial free float.

On the basis of these criteria the performance peer group was composed as follows:

–	Citigroup, Credit Suisse, Fortis, Lloyds TSB (bank/insurance companies);

–	ABN Amro, Bank of America, BNP Paribas, Deutsche Bank, HSBC, BSCH (banks);

–	Aegon, AIG, Allianz, AXA, Aviva, Prudential, Hartford Financial Services, Munich Re (insurance companies);

–	Amvescap PLC (asset manager).

ING’s ranking within this group of companies will determine the final number of shares that will vest at the end of the three-year performance period. The initial number of performance shares is defined as 100%, which number will follow linear increase or decrease on the basis of the position after the three-year performance period as specified in the table:

Number of shares after three-year performance period related to peer group:

ING Ranking	Number of shares
1 – 3	200%
4 – 8	Between 200% and 100%
9 – 11	100%
12 – 17	Between 100% and 0%
18 – 20	0%

The Supervisory Board will review the peer group before each new three-year performance period. The performance test itself will be carried out at the end of every three-year performance period by an independent third party.

As announced in the 2003 General Meeting of Shareholders, the Supervisory Board will table this plan as described above for approval at the General Meeting of Shareholders on April 27, 2004.

Compensation level Executive Board

As part of the study on the future remuneration, a comparative assessment on compensation levels and mix of fixed and variable components had to be made. Therefore, in 2002 a compensation peer group was composed. This peer group is a mix of European financial-services companies and Dutch-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

based multinationals. The peer group reflects ING’s business structure and environment. ING competes with these companies for executive talent. The following companies were part of this compensation peer group: ABN Amro, Aegon, Ahold, AXA, BNP Paribas, Credit Suisse, Fortis, KPN, Royal Bank of Scotland, Société Générale.

The report identified a significant compensation gap at total direct compensation level, between ING’s Executive Board and its peer group counterparts. Key recommendations from the report included that in order to close the gap, in particular the variable (performance-driven) pay component should be increased.

In line with ING’s overall remuneration policy, the Supervisory Board decided to introduce a gradual convergence of Executive Board salaries to the European/Dutch median benchmark over a three-year period, starting in 2003. This will be achieved by raising the target bonus levels of both the short-term and long-term incentives. This ensures that future payout will more directly reflect performance. As a result, the mix between base salary, short-term and long-term incentives is assumed to change such that over time the total remuneration will be divided equally between each component (i.e. 1/3rd base salary, 1/3rd short-term incentives, and 1/3rd long-term incentives) in case of at-target performance.

Pensions Executive Board members

The pensions of the Dutch members of the Executive Board are based on defined benefit plans, which are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V. The Employment Contract will terminate by operation of law in case of retirement (“Standard Retirement”), which in general will take place on June 1 of the year that the incumbent has reached or will reach the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which Executive Board members reach the age of 61 or 62. Prospective pensions amount to a maximum of 60% of base salaries. According to existing employment contracts, the pension rights of the members of the Executive Board are free of premium. The non-Dutch members of the Executive Board have a pension plan related to their home base.

Employment contract for newly appointed board members

The contract of employment for new Executive Board members states that these Executive Board members are appointed for a period of four years (the appointment period) and that they can then be re-appointed by the General Meeting of Shareholders.

For newly appointed Executive Board members the amount they would be entitled to in case of an involuntary exit has been set at a multiple of their new Executive Board member base salary, such that their existing rights are preserved. For the three Executive Board members that are nominated for appointment in the 2004 General Meeting of Shareholders these rights slightly exceed the exit arrangement as prescribed by the Tabaksblat Code, i.e. no more than two times base salary (first appointment period) or one time base salary (all other situations). For the existing Executive Board members the exit clause has been set at three years base salary.

The term of notice for new and existing Executive Board members is three months for the employee and six months for the employer.

Remuneration Executive Board 2003

Base salary Executive Board 2003

Until recently, the base salaries of the Executive Board were reviewed every two years through a comparison with peer companies. Following the 2001 review, it was decided not to change the salary levels. As a result, the Executive Board retained the base-salary levels set in 1999. Based on the aforementioned study, the Supervisory Board decided to increase the base-salary levels for the Executive Board members by 7.5% with effect from January 1, 2003, also taking into account that the Collective Labour Agreement (CAO) for all Dutch employees resulted in an increase of base salary by approximately 15% over the period 1999-2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Short-term incentive Executive Board 2003

As in 2002, the target STI plan payout over 2003 was set at 30% of the individual Executive Board member’s base salary. The final award is based for 70% on the achievement of the three Group financial targets mentioned above and for 30% on individual objectives set at the beginning of the year by the Supervisory Board.

Early in 2004, the Remuneration and Nomination Committee reviewed the actual results of ING against the 2003 targets set at the beginning of that year. Over 2003, ING significantly exceeded the three targets set, resulting in a payout of 175% of target. The difference between actual STI payout over 2003 and actual STI payout over 2002 is largely influenced by the fact that in 2002 Group Performance did not meet the targets set, so that over 2002 no short-term performance-related bonuses were paid (contrary to 2003).

The individual targets for the Executive Board members were agreed with the chairman of the Remuneration and Nomination Committee and approved by the Supervisory Board. Individual performance has been assessed by the chairman of the Remuneration and Nomination Committee for the final award. The outcome below is based on a payout related to the individual performance element that equals that of the Group financial element (175% of target). Hence, STI payout over 2003 equals 1.75 x 30% = 52.5% of base salary.

Long-term incentive Executive Board 2003

Under the proposed new long-term incentive plan (LTIP) for the Executive Board, two instruments are used: stock options and performance shares. As mentioned earlier, an identical plan has been adopted by the Executive Board for the top senior managers across ING. As a result, more than 7,000 senior managers will participate in a similar plan.

Subject to the shareholders’ approval, the Supervisory Board has provisionally determined the LTI award to be granted to the Executive Board members. For 2003, the Supervisory Board set the target LTI award at 30,000 stock options and 10,000 performance shares (based on a ratio of 3 options to 1 performance share). The actual number of stock options and provisional performance shares to be granted to the Executive Board members will be based on the performance over the financial criteria used to determine the short-term incentive award (i.e. Group profit, expenses and return on economic capital). The payout was set to vary between 50% of target (if STI payout would be equal to 0%) and 150% of target (if STI payout would be 200%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Based on Group STI performance outcome over 2003 of 175%, the resulting provisional LTI award would be 137.5% of target, being 41,250 options and 13,750 performance shares (compared with the target level of 30,000 options and 10,000 performance shares). The option grant is fixed and linked to the 2003 performance. The exercise price of the options will be fixed at the Euronext Amsterdam Stock Market opening price of the ING Group share on April 28, 2004. The performance shares are granted provisionally; the final number will depend on the ranking within the performance peer group after the first three-year period on the basis of 13,750 shares equals 100%.

Compensation in cash of the individual members and former members of the Executive Board:

	amounts in thousands of euros
	2003	2002	2001
Ewald Kist
Base Salary	761	708	708
Short-term Performance-related Bonus	400	0	94

Total Cash Compensation	1,161	708	802
Michel Tilmant
Base Salary	1,172	1,090	1,090
Short-term Performance-related Bonus	366	0	177

Total Cash Compensation	1,538	1,090	1,267
Fred Hubbell (1)
Base Salary	1,232	1,374	1,453
Short-term Performance-related Bonus	647	0	192

Total Cash Compensation	1,879	1,374	1,645
Cees Maas
Base Salary	634	590	590
Short-term Performance-related Bonus	333	0	78

Total Cash Compensation	967	590	668
Alexander Rinnooy Kan
Base Salary	634	590	590
Short-term Performance-related Bonus	333	0	78

Total Cash Compensation	967	590	668
Hessel Lindenbergh (2)
Base Salary	317	590	590
Short-term Performance-related Bonus(pro rata)	166	0	78
Retirement Benefit	102

Total Cash Compensation	585	590	668

(1)	Fred Hubbell gets his compensation in US dollars. For each year the compensation in US dollars has been translated to euros at the average exchange rate for that year.

(2)	Mr. Lindenbergh retired from the company as of July 1, 2003. Pursuant to the terms of his retirement, he received a retirement benefit. Salary reflects payments made up to retirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Long-term incentives of the individual members and former members of the Executive Board:

	amounts in thousands of euros
	2003	2002	2001
Each individual (1)
Number of options (2)	41,250	35,000	35,000
Number of shares (2)	13,750	7,000	0
Fair Market Value of Long-term incentive (3)	481	238	238

(1)	Refers to Ewald Kist, Michel Tilmant, Fred Hubbell, Cees Maas, Alexander Rinnooy Kan and Hessel Lindenbergh. The fair market value of the long-term incentive for Michel Tilmant is 237 for 2001 due to a different stock-option exercise price. Since Hessel Lindenbergh retired as of July 1, 2003, he did not qualify for the 2003 long-term incentive.

(2)	Options are granted in the year following the reporting year.

In 2003, in relation to 2002 performance, each Executive Board member was granted 7,000 conditional shares, the condition being an employment contract.

The vesting period for the conditional shares is two years. The total expense relating to the conditional share awards (EUR 604,000) is to be recognized pro rata over the vesting period. Accordingly, an amount of EUR 189,000 was recognized in 2003.

For performance over 2003, the company has proposed a new long-term incentive plan, pursuant to which the Executive Board members may be granted in 2004 a combination of share options (41,250) and provisional performance shares (13,750). The vesting period for the performance shares is 3 years.

The costs of the performance shares (intrinsic value at the grant date) are expensed pro rata over the vesting period, starting in 2004.

(3)	Fair Market Value of Long-term Incentive reflects the fair market value of the long-term incentive award using the Black and Scholes methodology (assuming a share price of EUR 20 for 2003), granted to the board for performance over the year specified.

Pension costs of the individual members and former members of the Executive Board (1):

	amounts in thousands of euros
	2003	2002	2001
Ewald Kist	364	350	349
Michel Tilmant	304	293	262
Fred Hubbell (2)	273	314	464
Cees Maas	361	336	333
Alexander Rinnooy Kan	327	289	291
Hessel Lindenbergh	222	330	327

(1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2001 to 2003.

(2)	Fred Hubbell’s pension costs have been translated from US dollars to euros at the average exchange rate for that year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Loans

The table below presents the loans provided to the Executive Board members. These loans are in the normal course of business and on terms applicable to the personnel as a whole and approved by the Supervisory Board.

Loans and advances to the members of the Executive Board:

						Amounts in thousands of euros
	Amount			Amount			Amount
	out-			out-			out-
	standing	Average	2003	standing	Average	2002	standing	Average	2001
	decem-	interest	Repay-	decem-	interest	Repay-	decem-	interest	Repay-
	ber 31	rate	ments	ber 31	rate	ments	ber 31	rate	ments
Ewald Kist	862	5.0%		862	5.6%		862	5.6%
Cees Maas	446	4.0%	15	461	5.6%	17	478	5.6%	16
Alexander Rinnooy Kan	889	3.4%		889	3.5%		889	3.8%

	2,197	4.1%	15	2,212	4.8%	17	2,229	4.9%	16

No loans and advances have been granted to other members of the Executive Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Information on the options outstanding and the movements during the financial year of options granted to the members of the Executive Board as at December 31, 2003:

			Number of options
	Out-			Out-
	standing			standing	Amounts
	as at		Waived	as at	in euros
	December 31,	Granted	or Expired	December 31,	Exercise
	2002	in 2003	in 2003 (1)	2003	price	Expiry date
Ewald Kist	50,000		50,000		31.85	May 26, 2003
	50,000			50,000	25.87	May 28, 2004
	50,000			50,000	28.68	Apr 3, 2005
	50,000			50,000	35.26	Mar 15, 2006
	35,000			35,000	29.39	Mar 11, 2012
		35,000		35,000	12.65	Mar 3, 2013
Michel Tilmant	50,000			50,000	26.10	May 28, 2004
	20,000			20,000	28.30	Apr 3, 2005
	30,000		15,000	15,000	28.68	Apr 3, 2005
	30,000			30,000	35.26	Mar 15, 2006
	20,000			20,000	35.80	Mar 15, 2006
	21,000			21,000	29.39	Mar 11, 2012
	14,000			14,000	29.50	Mar 11, 2012
		35,000		35,000	12.65	Mar 3, 2013
Fred Hubbell	50,800		50,800		31.85	May 26, 2003
	40,000			40,000	25.87	May 28, 2004
	50,000			50,000	28.68	Apr 3, 2005
	50,000			50,000	35.26	Mar 15, 2006
	35,000			35,000	29.39	Mar 11, 2012
		35,000		35,000	12.65	Mar 3, 2013
Cees Maas	50,000		50,000		31.85	May 26, 2003
	50,000			50,000	25.87	May 28, 2004
	50,000			50,000	28.68	Apr 3, 2005
	50,000			50,000	35.26	Mar 15, 2006
	35,000			35,000	29.39	Mar 11, 2012
		35,000		35,000	12.65	Mar 3, 2013
Alexander Rinnooy Kan	50,000		50,000		31.85	May 26, 2003
	50,000			50,000	25.87	May 28, 2004
	50,000		38,000	12,000	28.68	Apr 3, 2005
	50,000			50,000	35.26	Mar 15, 2006
	35,000			35,000	29.39	Mar 11, 2012
		35,000		35,000	12.65	Mar 3, 2013

(1) Waived at vesting date or expired at expiry date

ING Group shares held by members of the Executive Board

As at December 31, 2003, Fred Hubbell (including direct family) held 1,104,100 ING Group shares (2002 and 2001: 1,053,000) of which 405,455 (2002 and 2001: 405,000) are held in a trust. Other members of the Executive Board (including direct family) did not hold ING Group shares.

Remuneration structure Executive Board 2004

Policy for 2004

With regard to the remuneration policy for 2004, the Supervisory Board plans to further build on the new remuneration policy initiated in 2003, further emphasizing the movement toward a more

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

performance-oriented culture. The intention is to continue the gradual convergence to the European/Dutch benchmark through a gradual increase in the short and long-term incentive target levels (as a percentage of base salary).

Base salary Executive Board 2004

The base salary of the Executive Board members will be frozen for 2004, in the light of the Dutch ‘Sociaal Akkoord’.

Short-term incentive Executive Board 2004

Continuing with the intended focus on variable, performance-related remuneration, the Supervisory Board has decided to increase the target short-term incentive to 50% of base salary. The actual payout may vary between 0% and 200% of the target level (e.g. between 0% and 100% of base salary).

The mix for the 2004 short-term incentive award will remain the same as in 2003: 70% will be determined by pre-defined ING Group financial performance measures and 30% will be based on individual performance objectives set for each Executive Board member and agreed by the Supervisory Board.

The Supervisory Board believes that for 2004, the Executive Board’s short-term incentive award for the Group performance should again be measured using the same three financial criteria as in 2003: net operating profit, total operating expenses and return on economic capital, equally weighted. The targets set are challenging.

Long-term incentive Executive Board 2004

The Supervisory Board proposes to set the nominal LTI target value at 50% of base salary (same target percentage as the STI). The range may vary between 50% and 150% of the target level (e.g. between 25% and 75% of base salary). The structure for the 2004 long-term incentive award will remain the same as the proposed 2003 structure (50% of the total LTI value in stock options and 50% in performance shares).

As was the case in 2003, the total LTI value in stock options and provisional performance shares to be granted to the Executive Board will be determined by the Supervisory Board at the end of 2004, based on the achievement of the three pre-defined financial objectives set out in the 2004 short-term incentive plan.

Remuneration Supervisory Board

In 2003, the remuneration of the members and former members of the Supervisory Board amounted to EUR 0.5 million (2002 and 2001: EUR 0.6 million). The remuneration of the chairman amounted to EUR 68,100; other members received a remuneration of EUR 38,600. Members of a Supervisory Board Committee, not being chairman of the Supervisory Board, received a remuneration of EUR 1,360 for that membership as well as an expense allowance of EUR 450 per attended meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Remuneration of the members and former members of the Supervisory Board:

	Amounts in thousands of euros
	2003	2002	2001
Members of the Supervisory Board
Cor Herkströter	68	68	68
Luella Gross Goldberg	40	39	29
Paul van der Heijden	44	40	40
Claus Dieter Hoffmann (1)	32
Aad Jacobs	43	41	40
Wim Kok (1)	29
Godfried van der Lugt	39	39	29
Paul Baron de Meester (2)	52	48	48
Jan Timmer	46	40	40
Karel Vuursteen	39	29

	432	344	294
Former Members of the Supervisory Board
Mijndert Ververs	23	68	68
Lutgart van den Berghe	14	41	40
Jan Berghuis		55	40
Jan Kamminga		51	39
Johan Stekelenburg	39	39	39
Hans Tietmeyer	13	39	39
Ger Verhagen			23

	521	637	582

(1)	Member as of April 15, 2003.

(2)	Including a compensation to match his former remuneration as a member of the BBL Supervisory Board.

As at December 31, 2003, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.8 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs EUR 1.6 million at an average rate of 4.7% and a loan to Paul Baron de Meester EUR 0.2 million at an average rate of 4.8%. No loans and advances were outstanding to other members of the Supervisory Board.

As at December 31, 2002, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs. No loans and advances were outstanding to other members of the Supervisory Board.

As at December 31, 2003 two members of the Supervisory Board held option rights that were granted in earlier years when they were members of the Executive Board, specified in the table on the next page.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Information on the options outstanding and the movements during the financial year of options rights held by members of the Supervisory Board as at December 31, 2003:

		Number of options
	Outstanding		Outstanding
	as at		as at	Amounts in euros
	December	Expired	December	Exercise
	31, 2002	in 2003	31, 2003	price	Expiry date
Aad Jacobs	50,000	50,000		31.85	May 26, 2003
	20,840		20,840	25.87	May 28, 2004
Godfried van der Lugt	50,000	50,000		31.85	May 26, 2003
	50,000		50,000	25.87	May 28, 2004
	50,000	25,000	25,000	28.68	Apr 3, 2005

ING Group shares held by members of the Supervisory Board (1):

		Number of shares
	2003	2002	2001
Cor Herkströter	1,616	1,616	1,616
Luella Gross Goldberg	6,369	6,000	6,000
Paul van der Heijden	1,716	1,716
Aad Jacobs			1,890
Paul Baron de Meester	5,276	4,970	4,970
Karel Vuursteen	1,510	1,510

	16,487	15,812	14,476

(1)	ING Group shares of direct family included; members of the Supervisory Board (including direct family) not mentioned in this table did not hold ING Group shares.

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

ING Group purchases direct or indirect its own shares at the time options are granted in order to fulfil the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned. The purpose of this policy is to avoid an increase in the number of ING Group shares, causing a dilution of the net profit per share. As at December 31, 2003, 28,068,191 own shares were held in connection to the option plan (2002: 28,437,105). As a result the granted option rights were hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Number of options outstanding and exercisable, analyzed in accordance with year of issue and exercise price:

		Options	Options
		outstanding	outstanding
	Original	as at	as at	Exercise
	number	January 1,	December 31,	price in
Financial year	of options	2003	2003	euros
1998	101,400	65,900		18.15
	57,000			19.67
	51,200	29,200		25.41
	5,409,500	1,880,428		26.82
	481,000	240,300		30.29
	14,740,830	8,720,700		31.85
1999	4,962,540	3,028,714	2,876,032	25.25
	48,000	44,000	38,594	25.50
	576,626	252,244	246,650	25.67
	8,733,946	7,560,556	7,324,196	25.87
	1,412,200	1,335,700	1,290,700	26.10
	201,500	169,800	28,900	26.62
	1,408,438	832,200	780,592	26.92
2000	1,528,300	1,506,300	1,446,300	28.30
	17,853,130	15,250,068	7,282,326	28.68
	210,800	194,104	64,204	30.16
	1,872,376	1,698,178	1,431,118	35.26
	477,900	445,300	109,000	37.55
	865,580	712,100	678,500	37.74
2001	4,000	4,000		28.50
	341,203	341,203	324,720	28.60
	621,312	600,362	570,722	33.26
	900	900	900	33.33
	19,631,082	18,253,388	17,356,296	35.26
	1,555,720	1,553,720	1,491,080	35.80
	561,844	522,544	479,584	36.95
2002	69,800	69,800	67,300	19.25
	125,479	125,479	116,407	23.12
	187,240	185,240	170,490	28.55
	88,750	88,750	88,750	28.60
	19,533,286	19,230,256	18,404,173	29.39
	1,057,650	1,056,050	1,025,750	29.50
2003	1,167,350		1,152,050	12.55
	17,694,743		17,294,720	12.65
	901,213		855,783	14.24
	480		480	14.54
	90,291		90,291	18.32
	103,025		100,525	18.38
	500		500	18.63

	124,728,134	85,997,484	83,187,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Movements in the option rights:

	2003	2002	2001	2003	2002	2001
					Weighted average
		Options outstanding			exercise price
Executive Board
Opening balance	1,350,800	1,474,800	1,399,680	30.26	27.54	23.34
Granted	210,000	210,000	300,000	12.64	29.40	35.30
Exercised		334,000	224,880		17.72	11.75
Expired	303,800			31.30
Transferred to Employees (1)	220,000

Closing balance	1,037,000	1,350,800	1,474,800	27.05	30.26	27.54

Employees
Opening balance	84,620,784	69,571,115	54,944,160	30.53	30.45	28.02
Granted	19,773,502	20,826,405	22,415,961	12.79	29.32	35.18
Exercised	95,935	3,028,910	3,687,126	12.69	20.44	25.30
Expired	22,367,718	2,747,826	4,101,880	29.93	30.51	28.38
Transferred from the Executive Board (1)	220,000

Closing balance	82,150,633	84,620,784	69,571,115	26.43	30.53	30.45

(1)	The options of former members of the Executive Board are included in the movements in option rights of employees.

The weighted average fair value of options granted in 2003 was EUR 3.64 (2002: EUR 6.78; 2001: EUR 8.71).

Summary of stock options outstanding and exercisable as at December 31, 2003:

	Options	Weighted		Options
	outstanding	average		exercisable	Weighted
Range of	as at	remaining	Weighted	as at	average
exercise price	December 31,	contractual	average	December 31,	exercise
in euros	2003	life	exercise price	2003	price
0.00 – 15.00	19,303,033	9.13	12.71	127,100	12.69
15.00 – 20.00	258,616	9.53	18.59	12,776	19.25
20.00 – 25.00	116,407	8.65	23.12	27,049	23.12
25.00 – 30.00	41,328,173	5.74	28.13	19,823,207	26.93
30.00 – 35.00	635,826	4.47	32.95	158,152	32.91
35.00 – 40.00	21,545,578	4.79	35.42	5,443,628	35.53

Options in the money and options out of the money:

	2003	2002	2001
In the money	19,493,849		21,146,021
Out of the money	63,693,784	85,971,584	49,899,894

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

Pro forma result if stock options would have been recognized in the profit and loss account (1):

		2003		2002		2001
	As	Pro	As	Pro	As	Pro
	reported	forma	reported	forma	reported	forma
Net profit (in millions of euros)	4,043	3,974	4,500	4,386	4,577	4,427
Basic profit per share (in euros)	2.00	1.97	2.32	2.27	2.37	2.30
Diluted profit per share (in euros)	2.00	1.97	2.32	2.27	2.35	2.29

(1)	The amounts in the pro forma columns reflect the figures if the fair value of the stock options at the time they were granted would have been recognized in the profit and loss account.

The fair values have been determined by using an option-pricing model. This model takes the risk free interest rate into account, as well as the expected life of the options granted, the expected volatility of the certificates of ING Group shares and the expected dividends.

3.2.4 Additions to the provision for investment losses

	2003	2002	2001
Fixed interest securities	163	663	156
Participating interests		1	1

	163	664	157

As from 2003, Additions to the provision for investment losses from the insurance operations are reported on a separate line within Total expenditure. Previously these additions were reported as an element of Income from investments of the insurance operations and Other expenses. The comparable figures have been adjusted accordingly.

3.2.5. Other expenses

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations					Total
Depreciation of tangible fixed assets	119	141	136	340	361	392	459	502	528
Computer costs	214	217	298	699	584	538	913	801	836
Office equipment and accommodation	671	727	644	675	727	787	1,346	1,454	1,431
Travel and accommodation expenses	96	115	133	110	130	165	206	245	298
Advertising and public relations	152	167	193	418	324	299	570	491	492
External advisory fees	345	369	193	233	289	342	578	658	535
Investment expenses	35	116	130				35	116	130
Other	530	587	1,124	1,015	1,096	599	1,545	1,683	1,723

	2,162	2,439	2,851	3,490	3,511	3,122	5,652	5,950	5,973

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As from 2003 all office related expenses (including accommodation costs) are reported on one line. The comparable figures have been adjusted accordingly.

Computer costs includes accelerated depreciation and impairment charges related to capitalized software of EUR 118 million.

As from 2003, claims handling expenses are counted for as part of the Other expenses. Until 2002, these expenses were counted for as part of the Underwriting expenditure. This new classification better represents the nature of the claims handling expenses. The comparable figures have been adjusted accordingly.

3.3. Taxation

Taxation by type:

	2003			2002			2001
	Nether-	Inter-		Nether-	Inter-		Nether-	Inter-
	lands	national	Total	lands	national	Total	lands	national	Total
Current taxation	280	836	1,116	436	262	698	792	143	935
Deferred taxation	304	70	374	50	341	391	(82)	312	230

	584	906	1,490	486	603	1,089	710	455	1,165

Reconciliation of the statutory income tax rate to ING Group’s effective income tax rate:

	2003	2002	2001
Profit before tax	5,877	5,921	6,066
Statutory tax rate	34.5%	34.5%	35.0%

Statutory tax amount	2,028	2,043	2,123
Participating interests exemption	(305)	(905)	(588)
Differences caused by different foreign tax rates	(51)	(99)	(85)
Other	(182)	50	(285)

Effective tax amount	1,490	1,089	1,165

Effective tax rate	25.4%	18.4%	19.2%

3.4. Net profit per share

Basic net profit per ordinary share is calculated on the basis of the weighted average number of ordinary shares in issue. The following has been taken into consideration in calculating the weighted average number of ordinary shares in issue:

-	own shares held by group companies are deducted from the total number of ordinary shares in issue;

-	the computation is based on daily averages;

-	in calculating the increase in the weighted average number of shares resulting from interim and final stock dividends, the day on which the dividend is payable is taken into consideration;

-	in case of exercised warrants, the day of exercise is taken into consideration.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

     Net profit per share:

	2003	2002	2001	2003	2002	2001	2003	2002	2001
				Weighted average
				number of ordinary
				shares outstanding
	Net profit			during the period			Net profit per share
	(in millions of euros)			(in millions)			(in euros)
Net profit	4,043	4,500	4,577
Dividend on preference shares	(21)	(21)	(21)

Basic profit	4,022	4,479	4,556	2,014	1,928.0	1,923.1	2.00	2.32	2.37
Effect of dilutive securities:
Warrants						9.8
Stock option plan						9.6

						19.4

Diluted profit	4,022	4,479	4,556	2,014	1,928.0	1,942.5	2.00	2.32	2.35

3.5. Dividend per ordinary share

		Total
		amount
		of dividend
	Per ordinary	paid
	share	(in millions
	(in euros)	of euros)
2003 (1)	0.97	2,024
2002	0.97	1,930
2001	0.97	1,914

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a dividend of EUR 0.97 per share for the year 2003. Following the decision of the General Meeting of Shareholders with regard to the profit appropriation, the final dividend will become payable from June 4, 2004.

Shareholders, at the discretion of the Executive Board, subject to the approval of the Supervisory Board, may be given the option to receive dividends in the form of cash or stock. The basic principle will be that the value of the dividend in cash will range between 0% and 4% under the stockdividend.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

3.6. Additional information relating to the consolidated profit and loss account of ING Group

3.6.1. Result from investments in shares and convertible debentures and land and buildings

		Realized
		and	Operating
	Direct	unrealized	and			Investment
	investment	revaluations	management	Before	After	result
	income	and exchange	expenses(1)	taxation	taxation	in %(2)
Shares and convertible debentures
2003	507	73	(3)	577	480	4.4
2002	646	(4,404)	(12)	(3,770)	(2,341)	(12.9)
2001	707	(3,351)	(14)	(2,658)	(2,241)	(9.9)
2000	717	480	(27)	1,170	960	3.8
1999	698	2,973	(1)	3,670	3,194	12.9
1998	500	3,918	(2)	4,416	4,305	23.4
1997	436	4,405	(1)	4,840	4,467	35.6
1996	406	3,277	(3)	3,680	3,418	38.5
Average	577	921	(8)	1,490	1,530	8.6
Land and buildings
2003	736	142	(230)	648	435	4.3
2002	820	(19)	(181)	620	401	3.3
2001	770	453	(146)	1,077	718	7.2
2000	782	1,007	(160)	1,629	1,075	12.2
1999	623	314	(107)	830	545	7.7
1998	579	98	(141)	536	355	6.1
1997	520	114	(128)	506	335	6.4
1996	451	74	(106)	419	289	6.2
Average	660	273	(150)	783	519	6.5
Total
2003	1,243	215	(233)	1,225	915	4.3
2002	1,466	(4,423)	(193)	(3,150)	(1,940)	(6.4)
2001	1,477	(2,898)	(160)	(1,581)	(1,523)	(4.7)
2000	1,499	1,487	(187)	2,799	2,035	6.0
1999	1,321	3,287	(108)	4,500	3,739	11.7
1998	1,079	4,016	(143)	4,952	4,660	19.2
1997	956	4,519	(129)	5,346	4,802	27.0
1996	857	3,351	(109)	4,099	3,707	27.4
Average	1,237	1,194	(158)	2,273	2,049	8.0

(1)	In the profit and loss account, operating costs relating to investments in land and buildings are netted off against the income from these investments.

(2)	Investment result after tax as a percentage of the average amount invested.

The result from investments in shares and convertible debentures and land and buildings (excluding investments for risk of policyholders) includes all the income and expenses associated with this category of investments except financing charges. In the annual accounts these income and expenses are partly included in the profit and loss account (dividends, interest, rental income, realized revaluations and exchange differences, operating and management expenses) and partly reflected directly as changes in Shareholders’ equity (unrealized revaluations and exchange differences). Taxation is allocated on the basis of the standard rate, making allowance for tax exemptions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

3.6.2. Segment reporting

ING Group evaluates the results of its segments using financial performance measures called operating profit before tax and operating (net) profit. Operating (net) profit is defined as (net) profit excluding:

-	capital gains and losses on equity securities,

-	the impact of the negative revaluation reserve on equity securities, and

-	realized gains on divestments that are made with the purpose of using the proceeds to finance acquisitions.

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating results enhances the understanding and comparability of its performance by highlighting net income attributable to ongoing operations and the underlying profitability of the businesses. Trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realized capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the company. The realized gains on divestments that are made with the purpose of using the proceeds related to the divestments to finance acquisitions are excluded because the timing of these gains is largely subject to the company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Operating profit before tax and operating net profit are not a substitute for profit before tax and net profit. ING Group’s definition of operating profit before tax and operating net profit may differ from those used by other companies and may change over time.

Reconciliation of net profit to operating net profit:

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations			Total
Net profit	2,498	3,605	3,135	1,545	895	1,442	4,043	4,500	4,577
Taxation	891	756	688	599	333	477	1,490	1,089	1,165
Third parties	117	92	73	227	240	251	344	332	324

Profit before tax	3,506	4,453	3,896	2,371	1,468	2,170	5,877	5,921	6,066
Realized capital gains (losses)	20	1,003	779				20	1,003	779
Gain on divestments to finance acquisitions		280	325					280	325

Operating profit before tax	3,486	3,170	2,792	2,371	1,468	2,170	5,857	4,638	4,962
Taxation	861	540	622	599	333	477	1,460	873	1,099
Third parties	117	92	73	227	240	251	344	332	324

Operating net profit	2,508	2,538	2,097	1,545	895	1,442	4,053	3,433	3,539

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

     Operating results by insurance operations and banking operations:

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations			Total (1)
Premium income	45,519	52,284	50,460				45,519	52,284	50,460
Income from investments of the insurance operations	9,721	10,506	9,723				9,503	10,433	9,649
Interest result from the banking operations				8,115	7,646	6,072	8,166	7,702	6,121
Commission	1,313	1,345	1,431	2,464	2,615	2,765	3,777	3,960	4,196
Other income	1,007	782	850	1,101	940	2,274	2,108	1,722	3,124

Total income	57,560	64,917	62,464	11,680	11,201	11,111	69,073	76,101	73,550
Underwriting expenditure	47,723	54,575	52,642				47,723	54,575	52,642
Other interest expenses	1,291	1,305	1,290			5	1,124	1,288	1,270
Salaries, pension and social security costs	2,735	2,764	2,732	4,694	4,787	5,064	7,429	7,551	7,796
Additions to the provision for loan losses				1,125	1,435	750	1,125	1,435	750
Additions to the provision for investment losses	163	664	157				163	664	157
Other expenses	2,162	2,439	2,851	3,490	3,511	3,122	5,652	5,950	5,973

Total expenditure	54,074	61,747	59,672	9,309	9,733	8,941	63,216	71,463	68,588
Operating profit before tax	3,486	3,170	2,792	2,371	1,468	2,170	5,857	4,638	4,962
Taxation	861	540	622	599	333	477	1,460	873	1,099

Operating profit after tax	2,625	2,630	2,170	1,772	1,135	1,693	4,397	3,765	3,863
Third-party interests	117	92	73	227	240	251	344	332	324

Operating net profit for the period	2,508	2,538	2,097	1,545	895	1,442	4,053	3,433	3,539

(1)	The column Total includes eliminations with regard to Income from investments of the insurance operations of EUR 218 million (2002: EUR 73 million; 2001: EUR 74 million), Interest result from the banking operations of EUR (51) million (2002: EUR (56) million; 2001: EUR (49) million) and Other interest expenses of EUR 167 million (2002: EUR 17 million; 2001: EUR 25 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

3.6.3. Segmented operating net profit of the insurance operations

	2003	2002	2001
Operating result from life underwriting
Premiums for own account:
– gross premiums	38,231	44,367	44,557
– outward reinsurance premiums	1,102	1,093	1,400

	37,129	43,274	43,157
Allocated income and expenses	8,285	8,289	8,330
Other underwriting income for own account	94	223	155
Benefits for own account :
– gross	24,294	29,322	27,443
– reinsurers’ share	1,011	995	2,153

	23,283	28,327	25,290
Changes in other insurance provisions for own account:
Provision for life policy liabilities :
– gross	14,847	16,169	19,337
– reinsurers’ share	(351)	251	834

	15,198	15,918	18,503
Profit sharing and rebates	755	559	720
Acquisition costs and other underwriting expenditure	1,327	1,762	1,684
Operating expenses	2,459	2,601	3,159
Other insurance expenses for own account	8	16	1

	2,478	2,603	2,285

Operating result from non-life underwriting
Premiums written for own account :
– gross premiums	7,288	7,917	5,903
– outward reinsurance premiums	930	1,275	614

	6,358	6,642	5,289
Changes in provision for unearned premiums and unexpired non-life underwriting risks :
– gross	(209)	(420)	28
– reinsurers’ share	21	(75)	34

	(230)	(345)	(6)

Premiums earned for own account	6,128	6,297	5,283
Allocated income and expenses	920	732	649
Other underwriting income for own account	9	62	13
Claims for own account:
– gross	4,196	4,376	3,902
– reinsurers’ share	458	611	411

	3,738	3,765	3,491
Changes in the claims provision :
– gross	76	665	529
– reinsurers’ share	(131)	40	303

	207	625	226

	3,945	4,390	3,717
Acquisition costs and other underwriting expenditure	945	890	735
Operating expenses	849	911	808
Other insurance expenses for own account	310	333	178

	1,008	567	507

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

	2003	2002	2001
Total operating result from insurance operations
Operating result from life underwriting	2,478	2,603	2,285
Operating result from non-life underwriting	1,008	567	507

Technical operating result	3,486	3,170	2,792
Income from investments	9,721	10,506	9,723
Investment expenses	2,557	2,629	2,657
Additions to the provision for investment losses	163	664	157
Other income	2,218	1,842	2,113
Other expenses	14	34	43
Allocated income and expenses transferred to result from underwriting	(9,205)	(9,021)	(8,979)

Operating profit before tax	3,486	3,170	2,792
Taxation	861	540	622

Operating profit after tax	2,625	2,630	2,170
Third-party interests	117	92	73

Operating net profit for the period	2,508	2,538	2,097

Allocated income and expenses

Income and expenses that are not directly recorded in operating result from insurance operations, are allocated to the Result from life underwriting and Result from non-life underwriting on the basis of life insurance provisions and non-life insurance provisions of the insurance companies.

3.6.4. Geographical analysis of claims ratio, cost ratio and combined ratio for non-life insurance policies

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Claims ratio			Cost ratio			Combined ratio
Netherlands	69.9	77.5	77.1	30.9	28.9	30.4	100.8	106.4	107.5
Belgium	70.6	76.7	76.9	35.1	34.7	35.0	105.7	111.4	111.9
Rest of Europe	40.9	49.8	50.1	37.0	41.6	51.4	77.9	91.4	101.5
North America	73.9	77.7	71.1	24.7	25.6	27.6	98.6	103.3	98.7
Latin America	68.1	68.8	74.3	26.9	25.6	27.5	95.0	94.4	101.8
Asia	55.1	66.6	58.6	43.5	51.5	44.6	98.6	118.1	103.2
Australia	49.9	66.9	70.7	28.5	29.5	32.5	78.4	96.4	103.2
Other	41.8	94.4	63.9	52.0	7.8	11.4	93.8	102.2	75.3
Total	69.4	75.0	73.8	28.2	27.1	29.1	97.6	102.1	102.9

The region Latin America comprises South America and Mexico. Until 2002 Mexico was included in the region North America. This revised regional split is more in line with the internal management reporting structure. The comparable figures have been adjusted accordingly.

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

3.6.5. Analysis of premium income of the insurance operations

Reinsurance

ING Group is involved in both ceded and assumed reinsurance for the purpose of spreading risk and limiting exposure on large risks. Reinsurance premiums are recognized in Underwriting expenditure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

     Effect of reinsurance on premiums written:

	2003			2002			2001
	Non-life	Life	Total	Non-life	Life	Total	Non-life	Life	Total
Direct premiums written, gross	7,226	36,914	44,140	7,869	43,076	50,945	5,858	43,045	48,903
Reinsurance assumed premiums written, gross	62	1,317	1,379	48	1,291	1,339	45	1,512	1,557

Total gross premiums written	7,288	38,231	45,519	7,917	44,367	52,284	5,903	44,557	50,460
Reinsurance ceded	930	1,102	2,032	1,275	1,093	2,368	614	1,400	2,014

	6,358	37,129	43,487	6,642	43,274	49,916	5,289	43,157	48,446

The reinsurance covers with respect to catastrophe exposure for the non-life insurance business have been designed to cover a large part of exposures resulting from events with a return period up to once in 250 years.

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

As at December 31, 2003, the receivables from reinsurers amounted to EUR 567 million (2002: EUR 797 million; 2001: EUR 669 million), against which EUR 12 million (2002: EUR 20 million; 2001: EUR 4 million) was provided for as uncollectible reinsurance.

Premium income on life insurance policies:

	2003			2002			2001
		Rein-			Rein-			Rein-
		surers’	Own		surers’	Own		surers’	Own
	Gross	share	account	Gross	share	account	Gross	share	account
Policies for which the insurer bears the investment risk	23,345	663	22,682	25,915	931	24,984	26,334	911	25,423
Policies for which the policyholder bears the investment risk	13,569	70	13,499	17,161	78	17,083	16,711	512	16,199

Total direct business	36,914	733	36,181	43,076	1,009	42,067	43,045	1,423	41,622
Indirect business	1,320	372	948	1,299	92	1,207	1,539	4	1,535

	38,234	1,105	37,129	44,375	1,101	43,274	44,584	1,427	43,157
Eliminations	3	3		8	8		27	27

	38,231	1,102	37,129	44,367	1,093	43,274	44,557	1,400	43,157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Premiums written from direct life business:

	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
2003	Gross	share	account	Gross	share	account
Periodic premiums
Individual policies:
– without profit sharing	10,202	548	9,654	2,432	5	2,427
– with profit sharing	2,179	33	2,146

Total	12,381	581	11,800	2,432	5	2,427
Group policies:
– without profit sharing	1,692	67	1,625	5,969	36	5,933
– with profit sharing	741	10	731

Total	2,433	77	2,356	5,969	36	5,933

Total periodic premiums	14,814	658	14,156	8,401	41	8,360
Single premiums
Individual policies:
– without profit sharing	856	1	855	4,529		4,529
– with profit sharing	2,802		2,802

Total	3,658	1	3,657	4,529		4,529
Group policies:
– without profit sharing	4,448		4,448	639	29	610
– with profit sharing	425	4	421

Total	4,873	4	4,869	639	29	610

Total single premiums	8,531	5	8,526	5,168	29	5,139

Total life business premiums	23,345	663	22,682	13,569	70	13,499

The total single premiums includes EUR 600 million in 2003 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Premiums written from direct life business:

	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
2002	Gross	share	account	Gross	share	account
Periodic premiums
Individual policies:
– without profit sharing	9,698	858	8,840	2,496	6	2,490
– with profit sharing	4,556	115	4,441

Total	14,254	973	13,281	2,496	6	2,490
Group policies:
– without profit sharing	1,403	75	1,328	7,646	40	7,606
– with profit sharing	802	17	785

Total	2,205	92	2,113	7,646	40	7,606

Total periodic premiums	16,459	1,065	15,394	10,142	46	10,096
Single premiums
Individual policies:
– without profit sharing	1,553		1,553	6,280		6,280
– with profit sharing	1,958	2	1,956

Total	3,511	2	3,509	6,280		6,280
Group policies:
– without profit sharing	5,729	(140)	5,869	739	32	707
– with profit sharing	216	4	212

Total	5,945	(136)	6,081	739	32	707

Total single premiums	9,456	(134)	9,590	7,019	32	6,987

Total life business premiums	25,915	931	24,984	17,161	78	17,083

The total single premiums includes EUR 566 million in 2002 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
	Gross	share	account	Gross	share	account
2001
Periodic premiums
Individual policies:
– without profit sharing	8,866	699	8,167	2,329	377	1,952
– with profit sharing	4,482	117	4,365

Total	13,348	816	12,532	2,329	377	1,952
Group policies:
– without profit sharing	1,019	64	955	7,012	88	6,924
– with profit sharing	730	19	711

Total	1,749	83	1,666	7,012	88	6,924

Total periodic premiums	15,097	899	14,198	9,341	465	8,876
Single premiums
Individual policies:
– without profit sharing	1,837		1,837	5,529		5,529
– with profit sharing	1,675	9	1,666

Total	3,512	9	3,503	5,529		5,529
Group policies:
– without profit sharing	7,408	(1)	7,409	1,841	47	1,794
– with profit sharing	317	4	313

Total	7,725	3	7,722	1,841	47	1,794

Total single premiums	11,237	12	11,225	7,370	47	7,323

Total life business premiums	26,334	911	25,423	16,711	512	16,199

The total single premiums includes EUR 567 million in 2001 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned (2)	expenses	expenses	expenditure (3)	expenses	result
2003
Health	1,404	1,321	1,110	136	140	22	77
Accident (1)	840	858	539	110	96	2	245
Third-party liability motor	840	802	613	98	109	(21)	14
Other motor	1,479	1,412	827	159	221	(17)	173
Marine and aviation	180	164	68	18	31	(26)	23
Fire and other property losses	1,648	1,600	744	206	313	(220)	120
General liability	491	468	234	68	84	(53)	63
Credit and suretyship	52	45	3	10	8	(6)	18
Legal assistance	33	33	24	10	5		(6)
Miscellaneous financial losses	259	316	102	33	33	(148)	15
Indirect business	62	60	8	1	84	31	266

	7,288	7,079	4,272	849	1,124	(436)	1,008

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned (2)	expenses	expenses	expenditure (3)	expenses	result
2002
Health	1,596	1,571	1,301	149	164	(6)	125
Accident (1)	869	874	659	101	98	2	155
Third-party liability motor	816	781	629	113	64	(9)	28
Other motor	1,682	1,580	1,035	166	203	(19)	133
Marine and aviation	198	192	86	24	30	(36)	15
Fire and other property losses	1,718	1,581	829	215	289	(165)	78
General liability	490	438	307	68	73	4	15
Credit and suretyship	49	44	3	12	6	(4)	20
Legal assistance	28	28	25	8	5		(8)
Miscellaneous financial losses	423	342	144	51	56	(106)	(5)
Indirect business	48	66	23	4	158	122	11

	7,917	7,497	5,041	911	1,146	(217)	567

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned (2)	expenses	expenses	expenditure (3)	expenses	result
2001
Health	1,317	1,322	1,005	137	116	(4)	149
Accident (1)	840	852	683	121	96	3	101
Third-party liability motor	638	639	501	96	97	10	26
Other motor	1,171	1,128	883	142	151	79	76
Marine and aviation	128	135	82	21	24	(3)	8
Fire and other property losses	1,214	1,247	816	188	247	35	47
General liability	344	334	251	55	62	42	40
Credit and suretyship	26	26	8	2	4	(1)	11
Legal assistance	24	24	14	6	4		(2)
Miscellaneous financial losses	156	181	166	35	24	33	12
Indirect business	45	43	22	5	29	5	39

	5,903	5,931	4,431	808	854	199	507

(1)	Including disability insurance products.

(2)	Excluding reinsurance.

(3)	Including other underwriting income.

3.6.6. Analysis by Executive Center

ING Group’s operating segments relate to the internal business segmentation by Executive Centers. These include the geographical areas ING Europe (also including ING Direct activities outside Europe, and the wholesale banking and asset management activities worldwide), ING Americas (including the Group’s reinsurance activities) and ING Asia/Pacific. Other mainly includes items not directly attributable to the Executive Centers.

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. ING Group’s chief operating decision making group is the Executive Board. Each Executive Center is headed by an Executive Committee, most members of which are either members of the Executive Board or general managers of business units belonging to that Executive Center. The chairman of each Executive Committee is a member of the Executive Board. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the Executive Committees. The Executive Committees formulate the strategic, commercial and financial policy of the Executive Centers in conformity with the strategy and performance targets set by the Executive Board.

In order to better organize ING Investment Management along regional lines beginning January 1, 2003, the activities of ING Investment Management have been integrated into each of the regional Executive Centers in the Americas, Asia/Pacific and Europe. As a consequence, the financial results of ING Investment Management activities are now reported within these Executive Centers, and the Executive Center Asset Management will no longer function as a separate global profit center. The financial results of the other business units of the former Executive Center ING Asset Management have been included in “Other”.

The accounting policies of the operating segments are the same as those described under Accounting principles for the consolidated balance sheet and profit and loss account (see page F-7). Transfer prices for inter-segment transactions are set at arm’s length. Geographical distribution of income is based on the origin of sales. The corporate expenses are allocated to the operating segments and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

geographical areas based on time spent by head office personnel, the relative number of staff or on the basis of income and/or assets of the operating segment. The short-term effects of the currency exchange rates of the US dollar against the euro have been hedged (for P&L purposes) for the years 2003 to 2005. With respect to other currencies the impact is immaterial.

Operating segments of ING Group:

					Total
			Asia/		seg-	Recon-	Total
	Europe	Americas	Pacific	Other	ments	ciliation	group
2003
Total operating income:
Income — external	28,448	31,904	8,500	221	69,073		69,073
Income — inter-segment	123	69	11	387	590	(590)

	28,571	31,973	8,511	608	69,663	(590)	69,073

Segment operating profit before tax (1)	4,305	1,086	453	13	5,857		5,857
Segment assets	657,899	124,846	27,028	19,513	829,286	(50,515)	778,771
Segment liabilities	633,891	120,079	24,894	5,121	783,985	(30,058)	753,927
Average number of employees (2)	76,791	26,422	11,474	531	115,218		115,218

Operating segments of ING Group

					Total
			Asia/		seg-	Recon-	Total
	Europe	Americas	Pacific	Other	ments	ciliation	group
2002
Total operating income:
Income — external	26,259	40,549	8,818	475	76,101		76,101
Income — inter-segment	696	59	8	(542)	221	(221)

	26,955	40,608	8,826	(67)	76,322	(221)	76,101

Segment operating profit before tax (1)	3,242	1,043	603	(250)	4,638		4,638
Segment assets	589,543	131,519	24,348	11,762	757,172	(40,802)	716,370
Segment liabilities	567,991	127,217	22,373	(2,946)	714,635	(20,624)	694,011
Average number of employees (2)	76,092	27,345	8,757	862	113,056		113,056

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Operating segments of ING Group:

					Total
					seg-	Recon-	Total
	Europe	Americas	Asia/Pacific	Other	ments	ciliation	group
2001
Total operating income:
Income — external	26,715	39,262	7,504	69	73,550		73,550
Income — inter-segment	502	126	(3)	(159)	466	(466)

	27,217	39,388	7,501	(90)	74,016	(466)	73,550

Segment operating profit before tax (1)	3,888	884	304	(114)	4,962		4,962
Segment assets	554,184	154,540	24,041	9,039	741,804	(36,685)	705,119
Segment liabilities	534,007	153,331	22,364	(5,342)	704,360	(24,758)	679,602
Average number of employees (2)	77,183	26,139	7,800	876	111,998		111,998

(1)	For a reconciliation of Segment operating profit before tax (Total Group) to the Consolidated Financial Statements reference is made to page F-77.

(2)	The average numbers of employees of joint ventures are included proportionally.

Interest income (external) and interest expense (external) breakdown per EC:

			Asia/		Total
	Europe	Americas	Pacific	Other	group
2003
Interest income	26,870	4,279	680	52	31,881
Interest expense	16,311	276	96	295	16,978

	10,559	4,003	584	(243)	14,903

2002
Interest income	21,864	5,570	594	4,775	32,803
Interest expense	12,701	508	31	4,507	17,747

	9,163	5,062	563	268	15,056

2001
Interest income	27,004	4,971	552	107	32,634
Interest expense	18,651	604	33	253	19,541

	8,353	4,367	519	(146)	13,093

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

3.6.7. Geographical analysis of the insurance and banking operations

Operating income by geographical area:

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations			Eliminations			Total
Netherlands	12,345	10,965	10,550	5,270	4,982	4,821	167	14	23	17,448	15,933	15,348
Belgium	2,947	2,640	2,135	2,012	2,044	1,957				4,959	4,684	4,092
Rest of Europe	1,844	2,031	2,108	2,997	2,773	3,018				4,841	4,804	5,126
North America	29,151	36,947	36,462	731	536	530		1		29,882	37,482	36,992
Latin America	2,908	3,940	2,948	162	315	245				3,070	4,255	3,193
Asia	6,578	6,623	5,356	376	436	476				6,954	7,059	5,832
Australia	1,892	2,168	2,169	132	107	55				2,024	2,275	2,224
Other	632	437	1,384		8	9				632	445	1,393

	58,297	65,751	63,112	11,680	11,201	11,111	167	15	23	69,810	76,937	74,200
Income between geographical areas (1)	(737)	(834)	(648)					2	2	(737)	(836)	(650)

	57,560	64,917	62,464	11,680	11,201	11,111	167	17	25	69,073	76,101	73,550

(1)	Mainly related to reinsurance premiums ceded between group companies in different geographical areas.

Operating income from the insurance operations by geographical area:

	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Life premiums written			Non-life premiums			Investment income (1)			Total
				written
Netherlands	5,582	4,927	5,353	1,847	1,859	1,811	4,916	4,179	3,386	12,345	10,965	10,550
Belgium	2,257	2,053	1,625	311	282	253	379	305	257	2,947	2,640	2,135
Rest of Europe	1,360	1,580	1,623	44	38	34	440	413	451	1,844	2,031	2,108
North America	21,370	27,630	28,717	2,944	3,069	1,990	4,837	6,248	5,755	29,151	36,947	36,462
Latin America	466	747	739	1,872	2,546	1,561	570	647	648	2,908	3,940	2,948
Asia	5,905	5,969	4,718	45	66	64	628	588	574	6,578	6,623	5,356
Australia	1,288	1,467	1,779	356	296	250	248	405	140	1,892	2,168	2,169
Other	6	3	5	337	385	211	289	49	1,168	632	437	1,384

	38,234	44,376	44,559	7,756	8,541	6,174	12,307	12,834	12,379	58,297	65,751	63,112
Income between geographical areas (2)	(3)	(9)	(2)	(468)	(624)	(271)	(266)	(201)	(375)	(737)	(834)	(648)

	38,231	44,367	44,557	7,288	7,917	5,903	12,041	12,633	12,004	57,560	64,917	62,464

(1)	Including commission and other income.

(2)	Mainly related to reinsurance premiums ceded between group companies in different geographical areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Operating profit before tax by geographical area:

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Insurance operations			Banking operations			Total
Netherlands	1,471	1,391	1,539	1,588	1,510	1,523	3,059	2,901	3,062
Belgium	109	74	75	478	613	521	587	687	596
Rest of Europe	230	155	176	(15)	(311)	364	215	(156)	540
North America	802	820	652	110	(509)	(450)	912	311	202
Latin America	292	307	174	118	74	28	410	381	202
Asia	280	245	226	38	38	193	318	283	419
Australia	176	329	80	60	55	(7)	236	384	73
Other	126	(151)	(130)	(6)	(2)	(2)	120	(153)	(132)

	3,486	3,170	2,792	2,371	1,468	2,170	5,857	4,638	4,962

Operating profit before tax from the insurance operations by geographical area:

	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Life			Non-life			Total
Netherlands	1,212	1,238	1,404	259	153	135	1,471	1,391	1,539
Belgium	86	72	69	23	2	6	109	74	75
Rest of Europe	220	149	175	10	6	1	230	155	176
North America	583	642	442	219	178	210	802	820	652
Latin America	127	127	102	165	180	72	292	307	174
Asia	281	251	224	(1)	(6)	2	280	245	226
Australia	101	290	59	75	39	21	176	329	80
Other	(132)	(166)	(190)	258	15	60	126	(151)	(130)

	2,478	2,603	2,285	1,008	567	507	3,486	3,170	2,792

Operating net profit for the period by geographical area:

	2003	2002	2001
Netherlands	2,207	2,419	2,124
Belgium	459	485	426
Rest of Europe	14	(146)	495
North America	578	152	79
Latin America	309	242	153
Asia	187	166	317
Australia	166	375	86
Other	133	(260)	(141)

	4,053	3,433	3,539

The region Latin America comprises South America and Mexico. Until 2002 Mexico was included in the region North America. This revised regional split is more in line with the internal management reporting structure. The comparable figures have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

4. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP

4.1. Net cash flow from operating activities

The net cash flow shown in respect of Lending only relates to transactions involving actual payments or receipts. The Additions to the provision for loan losses which is deducted from the item Lending in the balance sheet has been adjusted for the profit before tax and is shown separately in the cash flow statement.

As a result of adjustments in the maturity of Banks as at December 31, 2002, the 2002 comparable figures in the consolidated cash flow statement were restated.

4.2. Net cash flow from investing activities

Most significant companies acquired:

		Seguros
		Comercial
	DiBa	América
General
Year of acquisition	2002	2001
		Non-life
Primary line of business	Direct banking	insurance

Purchase price
Purchase price	0.6	1.1
Assumed debt in purchase price		0.6

Assets
Cash assets
Investments	7.7	1.3
Lending
Banks
Securities in the trading portfolio
Miscellaneous other assets	0.1	1.2

Liabilities
Insurance provisions		1.7
Banks
Funds entrusted to and debt securities of the banking operations	6.4
Miscellaneous other liabilities	1.2	0.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

5. PARENT COMPANY BALANCE SHEET OF ING GROUP AS AT DECEMBER 31

before profit appropriation

	Amounts in millions of euros
	2003	2002
Assets
Participating interests (5.2.1)	28,651	26,596
Other assets (5.2.2)	4,284	2,517

Total	32,935	29,113

Equity and liabilities
Shareholders’ equity (5.2.3)
Share capital	612	583
Share premium	8,064	7,186
Revaluation reserve	2,223	1,983
Reserve for participating interests	585	501
Exchange differences reserve	607	243
Other reserves	5,197	3,258
Net profit for the period	4,043	4,500

	21,331	18,254
Subordinated loans (5.2.4)	5,035	4,558

Capital base	26,366	22,812
Other liabilities (5.2.5)	6,569	6,301

Total	32,935	29,113

PARENT COMPANY PROFIT AND LOSS ACCOUNT OF ING GROUP FOR THE YEARS ENDED 31 DECEMBER

	Amounts in millions of euros
	2003	2002	2001
Result of group companies after tax	4,064	4,521	4,596
Other results after taxation	(21)	(21)	(19)

Net profit for the period	4,043	4,500	4,577

The numbers against the items refer to the notes starting on page F-93.

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

Changes in balance sheet values due to changes in the revaluation reserve of the participating interests are reflected in the Revaluation reserve, which forms part of Shareholders’ equity. Changes in balance sheet values due to the results of these Participating interests, accounted for in accordance with ING Group accounting principles, are included in the profit and loss account. Other changes in the balance sheet value of these Participating interests, other than those due to changes in share capital, are included in Other reserves, which forms part of Shareholders’ equity.

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

5.2. Notes to the parent company balance sheet of ING Group

ASSETS

5.2.1. Participating interests

		2003		2002
	Ownership	Balance	Ownership	Balance
	(%)	sheet value	(%)	sheet value
Name of investee
ING Bank N.V.	100	16,169	100	15,879
ING Verzekeringen N.V.	100	11,985	100	10,803
Other		497		(86)

		28,651		26,596

Movements in Participating interests:

	2003	2002
Opening balance	26,596	30,798
Repayments to group companies	(40)	(1,453)
(Des)investments in group companies	527	(9)
Write-off of goodwill	(145)	(1,176)
Revaluations	(1,192)	(5,257)
Result of group companies	4,064	4,521
Dividend	(1,102)	(1,604)

	28,708	25,820
Changes in ING Groep N.V. shares held by group companies	(57)	776

Closing balance	28,651	26,596

5.2.2. Other assets

	2003	2002
Receivables from group companies	4,150	2,385
Other receivables, prepayments and accruals	134	132

	4,284	2,517

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

EQUITY AND LIABILITIES

5.2.3. Shareholders’ equity

					Cumulative
	Ordinary shares		Preference shares		preference shares
	(par value EUR 0.24)		(par value EUR 1.20)		(par value EUR 1.20)
	number		number		number
Share capital	x 1,000	amount	x 1,000	amount	x 1,000	amount
2003
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	884,099	212	212,920	256	900,000	1,080

Issued share capital	2,115,901	508	87,080	104	0	0

2002
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	1,007,323	241	212,920	256	900,000	1,080

Issued share capital	1,992,677	479	87,080	104	0	0

2001
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	1,007,328	241	212,920	256	900,000	1,080

Issued share capital	1,992,672	479	87,080	104	0	0

Movements in issued share capital:

	Ordinary shares		Preference shares
	number		number
	× 1,000	amount	× 1,000	amount
Issued share capital as at January 1, 2001	1,970,512	473	87,080	104
From exchange of ING Groep N.V. A warrants and B warrants	22,160	6

Issued share capital as at December 31, 2001	1,992,672	479	87,080	104
From exchange of ING Groep N.V. B warrants	5

Issued share capital as at December 31, 2002	1,992,677	479	87,080	104
From exchange of ING Groep N.V. B warrants	407
From 2002 final stockdividend	38,387	9
From 2003 interim stockdividend	28,087	7
Issue of shares	56,343	13

Issued share capital as at December 31, 2003	2,115,901	508	87,080	104

Shares

All shares are in registered form. No share certificates will be issued. Shares may be transferred by means of a deed of transfer, subject to the approval of the Executive Board of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Ordinary shares

The par value of the ordinary shares is currently EUR 0.24.

Preference shares

The par value of the preference shares is EUR 1.20. Preference shares are divided into two categories: “A” preference shares and “B” preference shares. The authorized share capital of ING Group consists of 100 million “A” preference shares, of which as at December 31, 2003 87 million have been issued and 200 million “B” preference shares, of which none have yet been issued.

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

The dividend on the “A” preference shares has been EUR 0.2405 per year until January 1, 2004. On January 1, 2004 the dividend has been readjusted to EUR 0.1582 per year until January 1, 2014. Then the dividend percentage will be readjusted again (and thereafter every ten years) to the average effective yield at that time on the five longest-dated Dutch government loans.

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

Depositary receipts for ordinary shares and for preference shares

More than 99% of the ordinary shares and preference shares issued by ING Group are held by the Stichting ING Aandelen (Trust Office ING Shares). In exchange for these shares, the Trust Office has issued depositary receipts in bearer form for ordinary shares and for preference shares, respectively. The depositary receipts are listed on various European stock exchanges. Depositary receipts can be exchanged for (non-listed) shares of the relevant category without any restriction.

The holder of a depositary receipt is entitled to receive from the Trust Office payment of dividends and distributions corresponding with the dividends and distributions received by the Trust Office on a share of the relevant category.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

In addition, the holder of a depositary receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Group either in person or by proxy. A holder of a depositary receipt who thus attends the General Meeting of Shareholders, is entitled to vote as a proxy of the Trust Office but entirely to his own discretion for a number of shares equal to the number of his depositary receipts of the relevant category.

A holder of a depositary receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to the Trust Office for a number of shares equal to the number of his depositary receipts of the relevant category.

Concentration of holders of depositary receipts for shares

As at December 31, 2003, ABN AMRO Holding N.V., AEGON N.V. and Fortis Utrecht had an interest in depositary receipts of ING Group between 5% and 10%.

Depositary receipts for ordinary shares held by ING Group

With reference to Section 98 (5), Book 2, of the Dutch Civil Code, as at December 31, 2003, a number of 28 million of depository receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 was held by ING Group or its subsidiaries. The shares were purchased to hedge option rights granted to the Executive Board and other employees. In 2003, ING Group sold own shares in connection to these option with a sales price of EUR 12.75 per share. The net effect of these transactions is included in Other reserves.

Movements in depositary receipts for ordinary shares held by ING Groep N.V. and its subsidiaries to hedge the option rights granted to the Executive Board and other employees in 2003:

	Number
	× 1,000	Amount
Opening balance	28,437	895
Purchases	2,839	42
Sales	(308)	(1)
Secondary placements	(2,900)	(37)
Differences between purchase and sales prices		(54)

Depositary receipts as at December 31, 2003	28,068	845

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

B warrants

In 1998, ING Group authorized the issue of a maximum of 17,317,132 B warrants, of which 17,186,325 have been issued. As at December 31, 2003, 17,190,815 B warrants were outstanding (2002: 17,157,005). B warrant holders are entitled to obtain from ING Group, for a fixed price, depositary receipts for ordinary shares in the proportion of 1 B warrant to 2 depositary receipts. B warrant holders may exercise their rights at their own discretion but no later than January 5, 2008. As at December 31, 2003, no B warrants (2002: nil) were held by group companies of ING Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Reserves
				Reserve
				for
				partici-	Exchange
		Share	Revaluation	pating	differences	Other
	Total	premium	reserve	interests	reserve	reserves
Balance as at December 31, 2000	12,713	7,031	9,877	430	(30)	(4,595)
Unrealized revaluations after tax	(3,641)		(3,590)	36		(87)
Exchange differences	(125)				(125)

Net profit not recognized in the profit and loss account	(3,766)		(3,590)	36	(125)	(87)
Write-off of goodwill	(1,908)					(1,908)
Profit appropriation previous year	11,984					11,984
2000 final dividend and 2001 interim dividend(1)	(2,300)					(2,300)
Exercise of warrants and options	157	157
Changes in ING Groep N.V. shares held by group companies	(526)					(526)

Balance as at December 31, 2001	16,354	7,188	6,287	466	(155)	2,568
Unrealized revaluations after tax	(5,833)		(4,304)	35		(1,564)
Exchange differences	398				398

Net profit not recognized in the profit and loss account	(5,435)		(4,304)	35	398	(1,564)
Write-off of goodwill	(1,176)					(1,176)
Profit appropriation previous year	4,577					4,577
2001 final dividend and 2002 interim dividend (2)	(1,969)					(1,969)
Exercise of warrants and options	(2)	(2)
Changes in ING Groep N.V. shares held by group companies	822					822

Balance as at December 31, 2002	13,171	7,186	1,983	501	243	3,258
Unrealized revaluations after tax	(1,215)		240	84		(1,539)
Exchange differences	364				364

Net profit not recognized in the profit and loss account	(851)		240	84	364	(1,539)
Write-off of goodwill	(145)					(145)
Profit appropriation previous year	4,500					4,500
2002 final dividend and 2003 interim dividend (3)	(1,995)	(1,068)				(927)
Issue of shares	1,946	1,946
Changes in ING Groep N.V. shares held by group companies	50					50

Balance as at December 31, 2003	16,676	8,064	2,223	585	607	5,197

(1)	2000 final dividend of EUR 1.13 per share and 2001 interim dividend of EUR 0.47 per share.

(2)	2001 final dividend of EUR 0.50 per share and 2002 interim dividend of EUR 0.48 per share.

(3)	2002 final dividend of EUR 0.49 per share and 2003 interim dividend of EUR 0.48 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As at December 31, 2003, the capital and reserves of Stichting Regio Bank, included in Other reserves, amounted to EUR 469 million (2002: EUR 428 million) and cannot be freely distributed.

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

Subordinated loans consists of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier 1 capital for ING Bank N.V.

Subordinated loans:

					2003	2002
National amount		Interest rate	Year of issue	First call date	Balance sheet value
USD	500	6.2	2003	January 15, 2009	396
EUR	750	Variable	2003	June 30, 2013	750
USD	1,100	7.2	2002	December 15, 2007	872	1,049
USD	800	7.05	2002	September 15, 2007	634	763
EUR	600	6.5	2001	September 28, 2006	600	600

					3,252	2,412

EUR 2,256 million (2002: EUR 1,336 million) of these loans has been on lent as subordinated loans by ING Group N.V. to ING Bank N.V. under the same conditions as the original bonds.

EUR 600 million (2002: EUR 600 million) of these loans has been contributed to the capital of ING Bank N.V. (share premium reserve).

EUR 396 million (2002: EUR 476 million) has been on lent on as subordinated loan by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

The number of debentures held by group companies as at December 31, 2003 was 211,086 with a balance sheet value of EUR 21 million (2002: 67,656 with a balance sheet value of EUR 7 million).

Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in Subordinated loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

     Unsecured subordinated loans from group companies to ING Groep N.V.:

			2003	2002
Interest rate	Year of issue	Due date	Balance sheet value
8.439	2000	December 31, 2030 (1)	1,189	1,431
9.2	2000	June 30, 2030	198	238
7.7	1999	June 29, 2029	396	477

			1,783	2,146

(1)	Interest rate is fixed until December 31, 2010, thereafter the interest rate will be reset based on three-month LIBOR plus spread.

5.2.5.	Other liabilities

	2003	2002
Debenture loans	5,704	5,704
Amounts owed to group companies	655	376
Other amounts owed and accrued liabilities	210	221

	6,569	6,301

Debenture loans:

			2003	2002
Interest rate	Year of issue	Due date	Balance sheet value
5	2001	May 3, 2006	1,000	1,000
6.125	2000	January 4, 2011	1,000	1,000
6	2000	August 1, 2007	750	750
5.5	2000	May 11, 2005	1,500	1,500
5.5	1999	September 14, 2009	1,000	1,000
7.125	1994	June 28, 2004	454	454

			5,704	5,704

The number of debentures held by group companies as at December 31, 2003 was 67,925 with a balance sheet value of EUR 68 million (2002: 154,692 with a balance sheet value of EUR 178 million).

Amounts owed to group companies by remaining term:

	2003	2002
– up to one year	556	293
– one year to five years	7
– over five years	92	83

	655	376

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Amsterdam, March 8, 2004

The supervisory board,	The executive board,

Cor Herkströter, Chairman Luella Gross Goldberg Paul van der Heijden Claus Dieter Hoffmann Aad Jacobs Wim Kok Godfried van der Lugt Paul Baron de Meester Jan Timmer Karel Vuursteen	Ewald Kist, Chairman Michel Tilmant, Vice-Chairman Fred Hubbell Cees Maas, Chief Financial Officer Alexander Rinnooy Kan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

6.	DIFFERENCES BETWEEN DUTCH AND US ACCOUNTING PRINCIPLES

6.1.	Valuation and income recognition differences between Dutch and US accounting principles

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

Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity immediately at the time of an acquisition.

U.S. GAAP requires that goodwill and intangible assets deemed to have an indefinite life be capitalized and be subject to annual impairment in accordance with SFAS 142, ‘Accounting for Goodwill and Intangible Assets’. Under U.S. GAAP, goodwill arising on the purchase of a foreign entity is translated at closing rates with exchange differences taken to equity.

As discussed in Note 7.12 on page F-133, ING Group adopted SFAS 142 as of January 1, 2002 and performed the required assessment of whether there was any indication that goodwill was impaired as of the date of adoption. As a result, certain goodwill was impaired and ING Group recognized a transitional goodwill impairment charge of EUR 13.103 billion in the 2002 US GAAP profit and loss account.

Subsequent goodwill impairment tests are performed if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. ING Group performs the annual goodwill impairment test in the fourth quarter for all reporting units. There was no impairment charge from the annual goodwill impairment test in 2002. In the 2003 annual goodwill impairment test ING Group recognized an impairment charge of EUR 101 million for goodwill allocated to the reporting unit Latin America. The 2003 impairment charge is discussed in Note 7.12 on page F-135.

This item includes other intangible assets, which under Dutch GAAP are recognized as goodwill.

b.	Real estate.

Investments in land and buildings are carried at the fair values, with any unrealized revaluations accounted for directly in shareholders equity. These assets are not depreciated. Impairment losses are first charged against the revaluation reserves existing for these assets. Any remaining impairment losses are charged to the profit and loss account.

Under US GAAP, a distinction is made between Land and buildings in use by group companies and not in use by group companies (which are treated as investments). Land and buildings in use by group companies are carried at cost less accumulated depreciation, adjusted for any impairment in value. Land and buildings not in use by group companies are carried at the lower of cost and estimated net realizable value. Depreciation is calculated over the economic lives of the assets concerned.

c.	Valuation of debt securities.

Investments in fixed-interest securities are carried at redemption value. Differences between redemption value and cost are amortized and charged to the profit and loss account over the remaining terms of the investments concerned.

Under US GAAP, the method of accounting for these assets depends on the classification of the securities concerned:

(i)	Securities held as part of the trading portfolio are stated at fair value. Realized and unrealized movements in the fair value are taken to the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

(ii)	Securities held until maturity are stated at redemption value, differences between redemption value and cost being amortized and charged to the profit and loss account over the remaining terms of the investments concerned.

(iii)	Securities which are available for sale are stated at fair value. Unrealized movements in the fair value are recognized in shareholders’ equity. Realized results on disposal are recognized in the profit and loss account.

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

Revaluation of debt securities classified as available-for-sale to fair value results in a reconciling item to shareholders’ equity. A portion of this reconciliation relates to assets held in support of policies where the policyholder shares in the profits of the company. Unrealized gains on these assets are included in shareholders’ equity for US GAAP purposes. When these gains are realized, a portion may be passed to policyholders, at the discretion of the company. As at December 31, 2003 this amount is estimated at EUR 1.3 billion.

Effective April 1, 2001, ING Group adopted EITF Issue 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets”. Under the consensus, changes in the estimated yield of certain collateralized mortgage obligations are to be recorded on a prospective basis. If the fair value of the collateralized mortgage obligations has declined below its carrying amount and the decline is determined to be other than temporary, the security is written down to fair value. Upon adoption of EITF Issue 99-20, ING Group recorded a EUR 40 million charge in the 2001 US GAAP net profit as a net of tax cumulative effect of accounting change.

In accordance with EITF 96-15, unrealized foreign currency translation results related to available for sale debt securities denominated in other currencies than the reporting currency of the entity should be recognized in shareholders’ equity as a part from the fair value adjustment and not in the profit and loss account under US GAAP. In accordance with ING Group accounting principles these unrealized translation results are recognized in the profit and loss account. ING Group recorded EUR 298 million gain in the 2003 US GAAP net profit to reverse the recorded loss under Dutch GAAP (2002: EUR 540 million gain).

d.	Realized results on sales of debt securities.

The result on disposal of investments in debt securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference. These yield differences are taken to the profit and loss account over the estimated average remaining life of the investment portfolio.

Under US GAAP, the result on disposal is immediately recognized as income.

e.	Valuation of equity securities.

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

g.	Deferred acquisition costs of insurance contracts.

The acquisition costs of life insurance business involving the receipt of regular premiums are capitalized and amortized to the profit and loss account in proportion to future premiums. A similar policy applies under US GAAP, except that the method of amortization is slightly different.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

In addition, in accordance with SFAS 115, deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts under Dutch GAAP are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The SFAS 115 adjustment to deferred acquisition costs is an adjustment to equity that is not taken through net profit. As a result of this adjustment US GAAP equity has been reduced by EUR 878 million up to 2003 (reduced by EUR 898 million up to 2002).

Under US GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on the DAC.

h.	Pension liabilities and pension costs.

The pension rights of the vast majority of the staff are insured with separate pension funds. In accordance with ING Group accounting principles, as from January 1, 1998, retroactive as from January 1, 1997, the pension expenses are based on a specific method of actuarial valuation of plan assets and related projected liabilities for accrued service including future salary indexation. Plan assets are taken at fair value.

The pension expenses under US GAAP are based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition dates under US GAAP.

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

i.	Post-employment benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

j.	Post-retirement benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under US GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under US GAAP.

k.	Provision for life policy liabilities.

In accordance with both ING Group accounting principles and US GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between the ING Group accounting principles and US GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.

Under US GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on deferred profit sharing to policyholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

l.	Provision for future catastrophe and other insurance provisions.

ING Group carries other insurance provisions for potential exposure to future losses. Amongst these is a non-life provision for future catastrophe and other accidental losses.

Under US GAAP, these provisions are not allowed, since such losses are recorded in the period they are incurred. Amounts that were released from the catastrophe provision are recorded in the profit and loss account under Dutch GAAP. For the purpose of the reconciliation to US GAAP, these releases are not recognized in income as the corresponding liability is not allowed under US GAAP. Amounts that are charged to the catastrophe provision under Dutch GAAP are recorded in the profit and loss account under US GAAP; the amounts for 2001 primarily related to the September 11 events in the US.

m.	Valuation and profit recognition of equity investments.

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

n.	Stock compensation.

As of 2002, compensation expenses for the equity compensation plan of ING America Holding Inc does not give rise to a reconciling item between Dutch GAAP and US GAAP. Compensation expense is recognized under Dutch GAAP meet the US GAAP requirements as included in APB 25. Up to 2002, no compensation expense was recognized under Dutch GAAP. As discussed in Note 7.15 on page F-137, this compensation plan provides certain key employees with Restricted American Depository Shares (‘ADS’) Units and Restricted Performance Units to reward individual performance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

6.2.	Reconciliation of Dutch GAAP shareholders’ equity and net profit to US GAAP

	Shareholders’ equity		Net profit
	2003	2002	2003	2002	2001
Amounts determined in accordance with Dutch GAAP:	21,331	18,254	4,043	4,500	4,577
Adjustments in respect of:
a. Goodwill:
Goodwill and other intangible assets	4,315	4,601	(125)	(29)	(1,751)
b. Real estate:
Valuation	(3,017)	(3,602)	(214)	(237)	(230)
Realized gains and losses on sales			267	179	80
c. Valuation of debt securities	9,579	9,259	(6)	195	(129)
d. Realized results on sales of debt securities:
Realized gains and losses on sales			1,009	414	301
Reversal of provision for yield differences	(936)	187	(247)	(179)	(180)
Amortization of premiums and discounts			(172)	248	(150)
e. Valuation of equity securities			335	(1,085)	(685)
f. Accounting for derivative financial instruments held for risk management	(530)	(763)	(87)	(472)	(111)
g. Deferred acquisition costs of insurance contracts	(418)	(400)	(154)	25	25
h. Pension liabilities and pension costs	(962)	(1,252)	53	24	35
i. Post-employment benefits					(1)
j. Post-retirement benefits	52	64	(11)	(5)	(8)
k. Provision for life policy liabilities	(650)	(836)	5	(51)	(132)
l. Provision for future catastrophe and other insurance provisions	21	129	(96)	(172)	(413)
m.Valuation and profit recognition of equity investments	115	42	25	8	175
n. Stock compensation					(22)

Sub-total	7,569	7,429	582	(1,137)	(3,196)
Tax effect of the adjustments	1,207	937	129	(99)	(375)
Minority interest in adjustment (after tax)	314	314	16	14	14

Total adjustments	6,676	6,806	469	(1,024)	(2,807)

Amounts determined in accordance with US GAAP (excluding effects of changes in accounting principles):	28,007	25,060	4,512	3,476	1,770
Cumulative effects of changes in accounting principles				(13,103)

Amounts determined in accordance with US GAAP:	28,007	25,060	4,512	(9,627)	1,770

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

6.3.	Net profit per share

	2003	2002	2001
Net profit determined in accordance with Dutch GAAP	4,043	4,500	4,577
Reconciling adjustments to net profit US GAAP	469	(14,127)	(2,807)

Net profit determined in accordance with US GAAP	4,512	(9,627)	1,770
Dividend on preference shares	(21)	(21)	(21)

Net profit available for ordinary shares:
Dutch GAAP	4,022	4,479	4,556
US GAAP	4,491	(9,648)	1,749
Weighted average ordinary shares outstanding	2,014.4	1,928.0	1,923.1
Effect of dilutive securities:
Warrants			9.8
Stock-plans			9.6

			19.4
Weighted average ordinary shares adjusted for diluted computation	2,014.4	1,928.0	1,942.5
Basic earnings per share:
Dutch GAAP	2.00	2.32	2.37
US GAAP (excluding effects of changes in accounting principles) (1)	2.23	1.79	0.91
US GAAP (including effects of changes in accounting principles) (1)	2.23	(5.00)	0.91
Diluted earnings per share:
Dutch GAAP	2.00	2.32	2.35
US GAAP (excluding effects of changes in accounting principles) (1)	2.23	1.79	0.90
US GAAP (including effects of changes in accounting principles) (1)	2.23	(5.00)	0.90

(1)	The cumulative effect of changes in accounting principles in 2003 is nil (2002: EUR 13,103 million) as explained in note 7.12.

Method of computation of basic and diluted earnings per share has been described in note 3.4.

The net profit determined in accordance with US GAAP includes goodwill amortization expenses of EUR 1,338 million in 2001. The net profit under US GAAP excluding this amortization is EUR 3,108 million in 2001. The basic earnings per share in 2001 excluding this amortization is EUR 1.62.

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

a.	Tangible fixed assets, comprised primarily of data processing equipment and other movable assets used in the company’s operations, are presented as a separate item in the balance sheet.

Under US GAAP, such assets are presented, together with all other assets used in the company’s operations, under Property and equipment.

b.	Joint ventures are accounted for using proportionate consolidation, reflecting the share in ownership (2). Under US GAAP, such investments are accounted for using the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

(2)	Total assets proportional consolidated in the Dutch GAAP financial statements in 2003 is EUR 7.852 million (2002: EUR 5,547 million), total profit before income tax proportional consolidated in the Dutch GAAP financial statements in 2003 is EUR 62 million (2002: EUR 41 million).

c.	Real estate properties in use by ING Group’s operating entities are presented as an investment, and the related rental income as investment income and operating expense.

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

Under US GAAP, only shareholdings that are accounted for under the equity method are presented separately from other investments in equity securities. Furthermore, a subsidiary presented as participating interest under Dutch GAAP is consolidated under US GAAP.

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

Under US GAAP, investment expenditures would generally only include administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

6.5. Condensed consolidated balance sheet

The following is a condensed consolidated balance sheet of ING Group, for the years ended December 31, 2003 and 2002, restated to reflect the impacts of the valuation and presentation differences between Dutch and US GAAP.

	2003		2002
	U.S. GAAP	Dutch GAAP	U.S. GAAP	Dutch GAAP
Assets
Total investments	270,031	335,003	236,599	297,581
Separate accounts	70,552		64,282
Trading account assets	65,230	40,206	65,245	36,174
Loans	288,148	292,556	280,568	284,448
Banks	61,185	61,060	45,760	45,682
Cash and due from banks	11,738	11,738	11,421	11,421
Participating interests	1,382	3,167	1,568	2,883
Reinsurance receivables	5,349	567	7,880	797
Other receivables	11,120	10,880	12,810	12,531
Deferred policy acquisition costs	9,342	9,760	10,236	10,636
Goodwill and other intangible assets	4,315		4,601
Property and equipment	3,223	1,311	3,579	1,415
Other assets	17,162	12,523	17,965	12,802

Total assets	818,777	778,771	762,514	716,370

Liabilities
Future policy benefits, claims reserves, other policyholder funds and unearned premiums	203,361	198,035	203,526	195,831
Deposits	306,354	377,824	244,331	319,824
Banks	100,986	102,115	96,393	96,267
Trading account liabilities	25,104		30,130
Short-term borrowings and current maturities of long-term debt	52,464		50,225
Long-term borrowings, excluding current maturities	56,677		64,299
Other liabilities	41,604	75,953	43,996	82,089

Total liabilities	786,550	753,927	732,900	694,011
Minority interests	4,220	3,513	4,554	4,105
Shareholders’ equity	28,007	21,331	25,060	18,254

Total liabilities, minority interests and shareholders’ equity	818,777	778,771	762,514	716,370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

6.6. Condensed consolidated profit and loss account

The following is a condensed consolidated profit and loss account of ING Group, for the years ended December 31, 2003, 2002 and 2001 to reflect the impacts of the valuation and presentation differences between Dutch and US GAAP.

	2003		2002		2001
	U.S. GAAP	Dutch GAAP	U.S. GAAP	Dutch GAAP	U.S. GAAP	Dutch GAAP
Revenues	48,025	69,093	49,316	77,384	49,479	74,654
Expenses	41,555	63,216	44,504	71,463	46,567	68,588

Profit before income taxes	6,470	5,877	4,812	5,921	2,912	6,066
Income taxes	1,630	1,490	990	1,089	804	1,165

Profit after income taxes	4,840	4,387	3,822	4,832	2,108	4,901
Minority interests	328	344	346	332	338	324

Net profit (excluding effect of changes in accounting principles)	4,512	4,043	3,476	4,500	1,770	4,577
Cumulative effect of changes in accounting principles			(13,103)

Net profit (including effect of changes in accounting principles)	4,512	4,043	(9,627)	4,500	1,770	4,577

Revenues under Dutch GAAP are reconciled to Revenues under US GAAP as follows:

	2003	2002	2001
Revenues, Dutch GAAP	69,093	77,384	74,654
Presentation differences premium income	(21,807)	(28,216)	(25,239)
Presentation differences investment income	(57)	(50)	(51)
Valuation differences investment income	796	198	115

Revenues US GAAP	48,025	49,316	49,479

Presentation differences relate to Dutch GAAP revenue that is not included in revenue under US GAAP, but equally impacts expenses under US GAAP; therefore, there is no impact on net income.

As from 2003, Additions to the provision for investment losses are reported on a separate line within Expenses. Previously, these additions were reported as an item within Revenues, as described in Note 3.1.2.

6.7. Consolidated Statement of cash flows

The Consolidated Statement of cash flows presented according to International Accounting Standards is included on page F-6.

6.8 Newly issued accounting standards

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. ING Group adopted the disclosure requirements in 2002. FIN 45 also requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the ING Group’s financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

In January of 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities (VIEs)”. In December of 2003, the FASB issued the revised version of FIN 46 (“FIN 46R”) to clarify some of the provisions and to exempt certain entities from its requirements. This interpretation changes the method of determining whether certain entities (VIEs) should be included in the consolidated financial statements. Many VIEs are commonly referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. FIN 46 requires a variable interest entity to be consolidated if ING Group is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both (i.e. when ING Group is the ‘primary beneficiary’). In addition, the primary beneficiary is required to make certain disclosure in relation to the VIE.

Application of FIN 46 for ING Group is required as of January 1, 2004. ING Group is a party in a number of VIEs, including Asset Backed Commercial Paper Conduits, Structured Investments Vehicles, Collateralized Debt Obligations (CDOs), structured finance transactions and investment funds. Based on FIN 46, ING Group will be required to consolidate certain VIEs that are currently not consolidated and provide additional disclosures for a number of entities. The consolidation of VIEs will have a maximum expected impact on ING Group’s total assets and liabilities balance sheet of approximately EUR 6 billion.

ING Group has identified three types of VIEs impacted by FIN 46 (refer to Note 2.18.2 Off-Balance sheet arrangements). The expected impact per type of category is the following:

–	Asset Backed Commercial Paper (ABCP)-conduits
ING Group has determined that its ABCP-conduits should be consolidated under FIN 46 as of January 1, 2004. As of December 31, 2003 total assets in the conduits were approximately EUR 5 billion.

–	Collateralized Debt Obligations (CDO)-transactions
Although ING Group continues to evaluate its CDO transactions, given the fact that final rules were issued in December 2003, it is not expected that any VIE used in these transactions is required to be consolidated.

–	Other entities
A number of smaller entities will be consolidated under FIN 46. These includes VIEs used in structured finance/leasing transactions and securitizations. Total assets of these entities is estimated at EUR 1 billion.

In April of 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new statement amends SFAS 133 for decisions made as part of he Derivatives Implementation Group process that effectively required amendments to SFAS 133 and to the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of this statement should be applied prospectively. Amendments to SFAS 133 DIG issues are applied in accordance with their original effective dates. ING Group adopted SFAS 149 as of June 30, 2003, which did not have a material impact on ING Group’s financial statements for the year ended December 31, 2003.

In May of 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The requirements of SFAS 150 generally outline that mandatory redeemable financial instruments and financial instruments that represent an obligation to repurchase the issuer’s shares or certain obligations to issue a variable number of shares should be classified as a liability on the balance sheet. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective on July 1, 2003. The adoption of SFAS 150 did not have a material impact on ING Group’s financial statements for the year ended December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

In July of 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). This statement provides guidance on accounting and reporting by insurance companies for certain non-traditional long-duration contracts and for separate accounts. SOP 03-01 is effective for financial statements for fiscal years beginning after December 15, 2003 and should be applied as of the beginning of an company’s fiscal year. The provisions may not be applied retroactively to prior year’s financial statements. ING Group will adopt SOP 03-01 as of January 1, 2004. ING Group is currently assessing the impact of this statement on ING Group’s June 30, 2004 financial statements.

In November of 2003, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”) that certain quantitative and qualitative disclosures are required for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. The guidance requires companies to disclose the aggregate amount of unrealized losses and the related fair value of investments with unrealized losses for securities that have been in an unrealized loss position for less than 12 months and separately for those that have been in an unrealized loss position for over 12 months, by investment category and discuss information that management considered in their conclusion that the unrealized losses are not other-than-temporary. ING Group has adopted the disclosure requirements in these financial statements. Further discussion on the meaning of other-than-temporary impairments for EITF 03-1 is expected at future EITF meetings.

In December of 2003, the Financial Accounting Standards Board revised SFAS No.132, Employers’ Disclosures about Pensions and Other Post-retirement Benefits (SFAS 132) to require additional disclosures related to pensions and post retirement benefits. While retaining the existing disclosure requirements for pensions and post-retirement benefits, additional disclosures are required related to pension plan assets, obligations, contributions and net benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments and foreign plans are required for fiscal years ending after June 30, 2004. ING Group has implemented the revised disclosures required for fiscal years ending after December 15, 2003, beginning with the 2003 annual financial statements and will implement the annual benefit payment disclosures in all subsequent annual financial statements. The SFAS 132 revisions also include additional disclosure requirements for interim financial reports beginning after December 15, 2003, which will not affect ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

7. ADDITIONAL INFORMATION REQUIRED UNDER US GAAP

The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with Dutch GAAP unless it specifically states that it is based on US GAAP.

7.1. Investments

Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans. Following is a summary of investments in marketable securities at December 31, 2003, 2002 and 2001 on a US GAAP basis. Amounts reported in the column “Balance Sheet Value” correspond to the Dutch GAAP balance sheet.

		Gross	Gross	Estimated	Balance
	Amortized	unrealized	unrealized	fair	sheet
	cost	gains	losses	value	value
December 31, 2003
Debt securities available-for-sale:
– Dutch Government	10,357	685	63	10,979	10,338
– Foreign Governments	66,920	3,368	359	69,929	66,202
– Corporate debt securities	86,458	3,249	525	89,182	48,293
– Mortgage-backed securities	43,662	932	252	44,342	43,451
– Other	10,328	493	45	10,776	47,631

Sub-total	217,725	8,727	1,244	225,208	215,915
Shares and convertible debentures	8,334	2,518	164	10,688	10,688

Total	226,059	11,245	1,408	235,896	226,603

December 31, 2002
Debt securities available-for-sale:
– Dutch Government	8,566	678	31	9,213	8,593
– Foreign Governments	57,096	3,745	181	60,660	56,520
– Corporate debt securities	48,040	2,594	328	50,306	47,647
– Mortgage-backed securities	36,503	1,444	283	37,664	36,668
– Other	30,185	950	80	31,055	30,219

Sub-total	180,390	9,411	903	188,898	179,647
Shares and convertible debentures	9,831	2,780	333	12,278	12,278

Total	190,221	12,191	1,236	201,176	191,925

December 31, 2001
Debt securities available-for-sale:
– Dutch Government	8,434	456	49	8,841	8,492
– Foreign Governments	48,231	1,829	389	49,671	47,856
– Corporate debt securities	51,764	2,077	567	53,274	51,844
– Mortgage-backed securities	31,666	802	427	32,041	32,022
– Other	23,605	462	109	23,958	23,726

Sub-total	163,700	5,626	1,541	167,785	163,940
Shares and convertible debentures	13,482	6,501	481	19,502	19,502

Total	177,182	12,127	2,022	187,287	183,442

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The table below provides the gross unrealized loss of EUR 1,408 million as of December 31, 2003 broken down by type of security and by the period of time for which the fair value was below cost price:

	Less than	Between	More than
	6 months	6 and 12 months	12 months
	below cost	below cost	below cost	Total
Debt securities available-for-sale:
– Dutch Government	61	2		63
– Foreign Governments	152	124	83	359
– Corporate debt securities	257	221	47	525
– Mortgage-backed securities	123	80	49	252
– Other	14	26	5	45

Sub-total	607	453	184	1,244
Shares and convertible debentures	75	19	70	164

Total	682	472	254	1,408

Maturities of debt securities

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	2003
	Amortized	Estimated
	cost	fair value
– Within one year	16,490	16,617
– After 1 year through 5 years	57,313	59,360
– After 5 years through 10 years	73,596	76,371
– After 10 years	25,924	27,656
– Without maturity	740	862
– Mortgage-backed securities	43,662	44,342

Total	217,725	225,208

Realized results on the sales of investment securities

During the years ended December 31, 2003, 2002 and 2001 proceeds from sales of debt securities were EUR 144,922 million, EUR 169,332 million and EUR 167,621 million respectively. For the same periods, proceeds from sales of shares and convertible debentures were EUR 7,481 million, EUR 10,421 million and EUR 7,702 million respectively.

Results on the sales of debt securities give rise to a reconciling item between Dutch GAAP and US GAAP as discussed in Note 6.1.d. Under Dutch GAAP, the difference between redemption value and the purchase price as well as realized results on sales of debt securities are reported in the provision for yield differences. The provision for yield differences also includes realized results on the termination of derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The changes in the provision for yield difference are as follows:

	2003	2002	2001
Opening balance	875	1,688	1,314
Additions	(1,463)	(2,034)	224
Amortization	662	1,242	122
Foreign currency translation adjustments	52	(21)	28

Ending balance	126	875	1,688

The change in the revaluation reserves to realized and unrealized results on shares and convertible debentures consists of:

	2003	2002	2001
Realized gains and losses	20	(1,003)	(1,110)
Unrealized gains and losses	239	(3,977)	(3,409)

Total	259	(4,980)	(4,519)

The portion of trading gains and losses for the year ended December 31, 2003, 2002 and 2001 that relates to trading securities still held at December 31, amounts to EUR 18 million, EUR 8 million and EUR 92 million respectively.

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

	2003	2002
Total recorded investment in impaired loans at December 31	7,681	7,895
Amount of impaired loans for which a provision exists	5,691	5,923
Amount of provision related to impaired loans	2,831	3,087
Average recorded investment in impaired loans during the period	7,301	7,277
Interest income on impaired loans recognized in the period	277	290
Interest income on impaired loans recognized on a cash basis	137	148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

7.3. Deferred tax assets

The net deferred tax assets amounting to EUR 4,784 million (2002: EUR 5,223 million) includes a provision for doubtful deferred tax assets of EUR 946 million (2002: EUR 915 million).

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

	2003	2002	2001
Service cost	405	467	343
Interest cost	628	599	530
Expected return on assets	(645)	(647)	(693)
Amortization of:
Transition obligation (asset)	(16)	(17)	(17)
Actuarial (gain) loss	113	19	(11)

Net employer cost	485	421	152

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the defined benefit pension plans over 2003 and 2002 is presented in the following table:

	2003	2002
Net benefit obligation beginning of year	11,054	9,233
Service cost	405	467
Interest cost	628	599
Plan participants’ contributions	3
Effect of prior service cost	(1)	20
Actuarial (gain) loss	403	647
Acquisitions and disposals		(41)
Curtailments	3	(9)
Gross benefits paid	(388)	(293)
Currency (gains) loss	(222)	(231)
Other (transfer of plan from post employment to pension FAS 112)	(175)	662

Net benefit obligation at end of year	11,710	11,054

The Accumulated Benefit Obligation is EUR 9,008 million at December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Fair value of plan assets

A detailed reconciliation of the Fair Value of Plan Assets for the defined benefit pension plans over 2003 and 2002 is presented in the following table:

	2003	2002
Fair value of plan assets at beginning of year	8,841	8,859
Actual return on plan assets	836	(893)
Employer contributions	526	1,376
Plan participants’ contributions	2
Acquisitions		3
Gross benefits paid	(388)	(293)
Currency gains	(166)	(211)

Fair value of plan assets	9,651	8,841

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2003, 2002 and 2001 including amounts recognized in the ING Group’s financial statements is presented in the following table:

	2003	2002	2001
(Funded) or under-funded status at end of year	2,059	2,213	374
Unrecognized net actuarial gain or (loss)	(2,315)	(2,310)	(364)
Unrecognized prior service cost	2	(7)	11
Unrecognized net transition (obligation) or asset	(1)	15	33

Net amount recognized at end of year	(255)	(89)	54

These amounts recognized in the statement of financial position consist of the following:

	2003	2002	2001
Prepaid benefit cost	(1,188)	(1,128)	(974)
Accrued benefit cost	934	1,039	1,028
Additional minimum liability	366	436	3
Intangible asset	(5)	(7)
Accumulated other comprehensive income	(362)	(429)	(3)

Net amount recognized at end of year	(255)	(89)	54

A breakdown of the Projected Benefit Obligation (PBO) and Fair Value of the Plan Assets is given below:

	December 31, 2003		December 31, 2002		December 31, 2001
	Assets	PBO	Assets	PBO	Assets	PBO
	exceed	exceeds	exceed	exceeds	exceed	exceeds
	PBO	assets	PBO	assets	PBO	assets
PBO	690	11,020	2,855	8,199	8,153	1,080
Fair Value of Plan Assets	769	8,882	2,974	5,867	8,576	283

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	2003	2002	2001
Discount rate (end of period)	5.50%	6.00%	6.25%
Salary increase (end of period)	2.50%	2.75%	3.00%
Expected return on assets	7.25%	7.50%	7.75%

All assumptions except the expected return on assets were weighted by projected benefit obligations. The expected rate of return on assets assumption was weighted by the fair value of assets.

Plan Assets

ING Group’s pension plan asset allocation at December 31, 2003, and 2002, target allocation for 2004, and expected long-term rate of return by asset category are as follows:

				Weighted-
				Expected
		Percentage		Average
	Target	of Plan Assets at		Long-Term
	Allocation	December 31		Rate of return
	2004	2003	2002	2003
Asset Category
Equity securities	36.90%	39.40%	34.90%	9.00%
Debt securities	56.70%	54.40%	58.90%	6.25%
Real estate	6.40%	6.20%	5.20%	7.00%
Other			1.00%

Total	100.00%	100.00%	100.00%

Equity securities include ING Group common stock in the amounts of EUR 39 million (0.40% percent of total plan assets) at December 31, 2003.

Cash Flows

Employer Contributions	Pension Benefits (in USD)
2002	1,376
2003	526
2004	602

The EUR 602 million expected to be contributed to the pension plans during 2004 is estimated to be needed to satisfy minimum funding requirements. The Company anticipates that the contributions will comprise EUR 602 million in cash.

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

Valuation of the major Dutch plans assumes medical cost inflation of 6.40% (2002: 3.0%; 2001: 2.75%). The discount rate assumed at December 31, 2003 was 5.50% (2002: 5.75%; 2001: 7.5%). The valuation of the major US plans assume that medical cost inflation will fall from its current level of 10.00% (2002: 10.0%; 2001: 8.0%) over the next few years and reach a constant level of 5.00% (2002: 5.0%; 2001: 5.5%) in five years. The weighted average discount rate assumed for the major US plans at December 31, 2003 was 6.25% (2002: 6.75%; 2001: 7.5%).

Net periodic benefit cost

The following are the components of net periodic cost for the post-retirement healthcare plans.

	2003			2002			2001
	Non-	U.S.		Non-	U.S.		Non-	U.S.
	U.S plans	plans	Total	U.S plans	plans	Total	U.S. plans	plans	Total
Service cost	19	4	23	17	4	21	13	4	17
Interest cost	24	8	32	22	9	31	23	11	34
Amortization of:
Prior service costs	3	(1)	2	3		3	2	(3)	(1)
Actuarial (gain) loss		2	2		(2)	(2)		1	1

Net employer cost	46	13	59	42	11	53	38	13	51

An increase of 1% in the assumed health care costs for each future year would have resulted in an additional accumulated projected benefit obligation of EUR 120 million at December 31, 2003 (2002: EUR 81 million; 2001: EUR 62 million) and an increase in the charge for the year of EUR 7 million (2002: EUR 11 million; 2001: EUR 8 million). A decrease of 1% in the assumed health care costs for each future year would have resulted in lower accumulated projected benefit obligation of EUR 87 million at December 31, 2003 (2002: EUR 46 million; 2001: EUR 50 million) and a decrease in the charge for the year of EUR 6 million (2002 and 2001: EUR 7 million).

The accumulated Benefit Obligation is EUR 496 million at December 31, 2003.

7.6     Post employment benefits

In the Netherlands ING Group provides post employment benefits to eligible employees based on employee pensionable remuneration.

Net periodic benefit cost

The aggregate amount of net periodic benefit costs for the post employment benefit plans computed in accordance with SFAS No. 112 principles is presented below:

	2003	2002	2001
Service cost	6	8	42
Interest cost	16	32	78
Expected return on assets	(13)	(14)	(15)
Amortization of:
Actuarial (gain) loss			4
Curtailments		(128)

Net employer cost	9	(102)	109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the post employment benefit plans over 2003, 2002 and 2001 is presented in the following table:

	2003	2002	2001
Net benefit obligation beginning of year	450	1,467	1,231
Service cost	6	8	42
Interest cost	16	32	78
Actuarial (gain) loss	(20)	(152)	133
Acquisitions and disposals		(35)	66
Curtailments		(128)
Gross benefits paid	(117)	(80)	(83)
Other (transfer of plan from pension to post employment FAS 112)		(662)

Net benefit obligation at end of year	335	450	1,467

The Accumulated Benefit Obligation is nil at December 31, 2003.

Fair value of plan assets

A detailed reconciliation of the Fair Value of Plan Assets for the defined benefit retirement plans over 2003, 2002 and 2001 is presented in the following table:

	2003	2002	2001
Fair value of plan assets at beginning of year	227	243	260
Actual return on plan assets	13	18	14
Employer contributions	94	46	52
Gross benefits paid	(117)	(80)	(83)

Fair value of plan assets	217	227	243

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2003, 2002 and 2001 including amounts recognized in the ING Group’s statement of financial position is presented in the following table:

	2003	2002	2001
(Funded) or under-funded status at end of year	118	223	1,224
Unrecognized net actuarial gain or (loss)	36
Unrecognized net transition (obligation) or asset		17	(157)

Net amount recognized at end of year	154	240	1,067

These amounts recognized in the statement of financial position consist of the following:

	2003	2002	2001
Accrued benefit cost	(154)	(240)	(1,067)

Net amount recognized at end of year	(154)	(240)	(1,067)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

A breakdown of the Projected Benefit Obligation (PBO) and Fair Value of the Plan Assets is given below:

	December 31, 2003		December 31, 2002		December 31, 2001
	Assets	PBO	Assets	PBO	Assets	PBO
	exceed	exceeds	exceed	exceeds	exceed	exceeds
	PBO	assets	PBO	assets	PBO	assets
PBO		335		450		1,467
Fair Value of Plan Assets		217		227		243

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	2003	2002	2001
Discount rate (end of period)	5.75%	6.00%	6.00%
Salary increase (end of period)	2.50%	2.75%	2.75%
Expected return on assets	7.25%	7.50%	6.00%

Expected return on assets is weighted by the fair value of assets. All other assumptions were weighted by projected benefit obligations.

Cash Flows

Employer Contributions

2002	46
2003	94
2004	94

Of the EUR 94 million expected to be contributed to fund the other post-retirement benefit plans during 2004, the entire contribution is discretionary, as the plans are not subject to any minimum regulatory funding requirements. The contribution is expected to be in the form of cash.

Benefit Payments

2002	80
2003	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

7.7.	Analysis of the non-life liability for unpaid claims and claims adjustment expenses

Activity in the non-life liability for unpaid claims and claims adjustment expenses is as follows:

	2003	2002
Gross opening balance at January 1	8,106	7,994
Less reinsurance recoverable	807	1,124

Net opening balance at January 1	7,299	6,870
Changes in composition of the group	(13)

Adjusted net opening balance at January 1	7,286	6,870
Additions:
_ for the current year	3,579	4,431
_ for prior years	(15)	78
_ interest accrual of provision for disability losses	82	86

	3,646	4,595
Claim settlements and claim settlement costs:
_ for the current year	1,914	2,479
_ for prior years	1,518	1,390

	3,432	3,869
Exchange differences	(198)	(553)
Other movements	(5)	256

Net ending balance at December 31	7,297	7,299
Plus reinsurance recoverable	614	807

Gross ending balance at December 31	7,911	8,106

As of 2003, certain liabilities for long-term disability contracts are reported under the Claims provision. In 2002, these were reported under Provision for unearned premiums and unexpired insurance risks. The 2002 comparatives have been restated resulting in a reclassification from Provision for unearned premiums and unexpired insurance risks to Claims provision of EUR 909 million. In the movement schedule of the Claims provision, EUR 232 million was reclassified from Additions for prior years to Additions for the current year as a result of the reclassification of these long-term disability contracts and a reclassification of claims that were incorrectly classified as prior year claims in 2002. There is no impact on total Insurance provisions and on the net profit for the year. See also Note 2.13 on page F-34. ING Group had an outstanding balance of EUR 111 million at December 31, 2003 (EUR 112 million at December 31, 2002; EUR 93 million at December 31, 2001) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos –related illness and toxic waste cleanup, the management of ING Group considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated continually.

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

	2003			2002
	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate debt securities
- 1 year or less	7,807	21,806	29,613	9,435	13,667	23,102
- 2 years or less but over 1 year	765	2,376	3,141	1,233	3,509	4,742
- 3 years or less but over 2 years	1,367	1,048	2,415	906	3,106	4,012
- 4 years or less but over 3 years	1,276	2,858	4,134	1,222	3,381	4,603
- 5 years or less but over 4 years	1,268	421	1,689	1,421	879	2,300
- over five years	2,554	5,164	7,718	4,181	2,595	6,776

Total fixed rate debt securities	15,037	33,673	48,710	18,398	27,137	45,535
Floating rate debt securities
- 1 year or less	950	13,032	13,982	1,995	19,129	21,124
- 2 years or less but over 1 year	40	2,115	2,155	958	1,690	2,648
- 3 years or less but over 2 years	362	998	1,360	47	793	840
- 4 years or less but over 3 years	25	2,771	2,796	425	2,456	2,881
- 5 years or less but over 4 years	7	2,236	2,243	24	1,634	1,658
- over five years	458	668	1,126	620	187	807

Total floating rate debt securities	1,842	21,820	23,662	4,069	25,889	29,958

Total debt securities	16,879	55,493	72,372	22,467	53,026	75,493

As of December 31, 2003, ING Group had unused lines of credit available for the banking operations, including the payment of commercial paper borrowings presented above as part of the debt securities, totaling EUR 14,750 million (2002: EUR 12,469 million). The commercial paper programs of the insurance operations are presented as part of Other liabilities, in Note 7.9.

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

	2003	2002
Year-end balance	14,750	12,156
Average balance	12,176	6,320
Maximum month-end balance	15,680	12,156
Average interest rate during the year	1.66%	3.00%
Average interest rate at year-end	1.28%	2.14%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

7.9. Borrowings

Maturities of borrowings presented as part of Other liabilities are as follows:

	December 31, 2003
						There
	2004	2005	2006	2007	2008	after	Total
Subordinated loans of group companies	673	498	924	1,147	1,648	9,621	14,511
Debenture loans	765	2,510	2,099	1,539		3,048	9,961
Loans taken up	4,403	94	439	45	216	303	5,500
Loans from credit institutions	3,029	294	70	214	46	19	3,672

Total	8,870	3,396	3,532	2,945	1,910	12,991	33,644

	December 31, 2002
						There
	2003	2004	2005	2006	2007	after	Total
Subordinated loans of group companies	739	523	599	995	1,853	10,716	15,425
Debenture loans	797	800	2,825	2,064	1,572	3,302	11,360
Loans taken up	5,402	33	108	543		529	6,615
Loans from credit institutions	2,885	162	166	1	125	416	3,755

Total	9,823	1,518	3,698	3,603	3,550	14,963	37,155

Commercial paper of the insurance operations, with a carrying value of EUR 2,594 million and EUR 3,544 million at December 31, 2003 and 2002, respectively, is included in Other liabilities. Lines of credit of EUR 789 million and EUR 946 million support various commercial paper programs at December 31, 2003 and 2002, respectively. Commercial paper borrowings of the banking operations are presented as part of the Funds entrusted to and debt securities of the banking operations. See Note 7.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

Debt issues are as follows:

			Balance	Balance
			sheet	sheet
	Interest	Maturity	amount	amount
Type of issue	rate	date	2003	2002
Group companies’ subordinated loans
	3.61%	2003		100
	5.19%	2003		95
	6.00%	2004		121
	8.00%	2004		99
	5.00%	2005	238	286
	7.57%	2005		91
	7.52%	2005		62
	6.25%	2006	454	416
	7.25%	2006		143
	7.25%	2006	119
	6.00%	2007	317	435
	6.00%	2007		267
	6.00%	2007	454
	8.00%	2007		54
	0.00%	2008	950
	5.38%	2008	340	310
	5.13%	2008	112	112
	4.63%	2009	498	489
	6.70%	2009		112
	0.00%	2010	122
	7.00%	2010	496	538
	6.50%	2010	738	728
	5.88%	2011	1,222	1,221
	7.25%	2011	127	143
	0.00%	2012	195
	5.50%	2012	1,736	1,770
	5.25%	2013	497	419
	5.25%	2013	212
	5.00%	2015		125
	5.13%	2015	793
	3.35%	2019	750
	5.00%	2019		63
	7.05%	2032	634
	6.20%	2033	396
	7.20%	2033	476
	7.05%			762
	7.20%			572
Debentures loans	3.51%	2004		206
	2.75%	2005	192
	3.00%	2005		206
	3.75%	2005		206
	3.75%	2005	192
	3.75%	2005		206
	6.25%	2005	113	113
	7.00%	2005	133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts are in millions of euros, unless otherwise stated

			Balance	Balance
			sheet	sheet
	Interest	Maturity	amount	amount
Type of issue	rate	date	2003	2002
	7.00%	2005		113
	7.50%	2005	317
	7.50%	2005		381
	3.50%	2006	192	206
	3.75%	2006	192
	5.50%	2006	238	286
	5.50%	2006	159	191
	6.00%	2006	317	381
	3.00%	2007	192	206
	3.00%	2007	257	275
	5.75%	2007	340
	5.88%	2007		340
	6.25%	2009	113	113
	6.75%	2013	153	184
	7.25%	2023	150	180
	7.63%	2026	348	419
	6.97%	2036	240	289
Loans from credit institutions
	1.50%	2004		101
	0.08%	2005	111
	7.96%	2007	146
Loans taken up
	8.63%	2005		107
	8.00%	2006	161	194
	7.13%	2006	279
	6.50%	2008	152	181
	6.04%	2009	194	235
Other issues maturing in 2004			8,870	9,628
Issues less than EUR 100 million maturing beyond 2004			8,022	12,675

Total			33,649	37,155

7.10. Preference shares of group companies

Under US GAAP, minority interest in equity includes preferred stock issued by ING Group and its consolidated subsidiaries in financing transactions (whether or not in conjunction with ordinary shares). The funds received in these transactions are presented under the liabilities under Dutch GAAP. This classification difference between Dutch and US accounting principles does not affect ING Group’s financial condition and is disclosed in note 6.4 on page F-108. In 2003, an ING Group company in the United States issued USD 497.5 million 4.3136% preferred shares in combination with ordinary shares in such a transaction. This transaction, while perpetual in nature, may be terminated at any time at thirty days notice by either the holder or ING Group through a liquidation of the subsidiary and repayment of the minority interest. In 2002, an ING Group company in the United States issued USD 790 million 4.5% preferred shares in combination with ordinary shares in a similar transaction. ING Group may force redemption of these shares for cash at any time. In addition, the holder has the option for ING Group to repurchase the shares at fair value at any time. The funds received in both transactions have been used to finance the general activities of ING Group.

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

7.11.	Derivative financial instruments

ING Group enters into derivative transactions for both trading and non-trading purposes. Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk. The risks of derivatives should not be viewed in isolation but rather should be considered on an aggregate basis along with risks related to ING Group’s non-derivative trading and other activities. ING Group manages derivative and non-derivative risks on an aggregate basis as part of its firm-wide risk management policies. See item 11, ‘Qualitative and quantitative disclosure of market risk’.

Derivative financial instruments held for trading purposes

ING Group trades derivative financial instruments on behalf of customers and for proprietary purposes. Derivatives held for trading purposes include forwards, options and futures and a number of structured derivatives which are based on equity securities, interest rates, credit and foreign exchange rates. In addition, derivative financial instruments held for risk management purposes incorporated into composite trading portfolios are also reported as held for trading.

Derivative financial instruments held for trading are reported at fair value with changes in fair value recognized in the profit and loss account as they occur, as part of the Results from financial transactions. Distinction is made in results from securities trading, results from currency trading and other results. See note 3.1.5 on page F-56.

The Result from securities trading portfolio includes trading results on fixed income and equity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

securities and the trading results of certain derivative financial instruments such as equity options and futures. The trading results in respect of currency forward contracts, currency options and currency swaps are reported as part of the Result from currency trading portfolio. Other result includes among other, the trading revenue in respect of other derivative financial instruments. Because of their nature, the trading results in respect of interest rate swaps and interest rate futures are reported partially as part of Result from securities trading portfolio and partially as part of Other result.

Derivative financial instruments held for non-trading purposes

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

ING Group also uses swaps and forward currency contracts to hedge its exposure to foreign exchange rate risk related to certain foreign currency denominated assets and liabilities. These swaps and forward contracts are carried at market value and are recorded as Other assets or Other liabilities in the accompanying consolidated balance sheet. Changes in market values of these swaps and forwards, hedging the foreign exchange rate risk, are recorded in current period profits in Results from financial transactions. For swaps and forward contracts which are designated as hedges of net investments in subsidiaries with foreign currency exposure, changes in market values are recorded in the revaluation reserve component of shareholders’ equity.

Hedge of foreign exchange risk of net investments in foreign operations

ING Group policy is to hedge the translation risk of foreign operations in order to minimize the impact of foreign currency movements. The main currencies of ING Insurance are US Dollar, Canadian Dollar, Korean Wong and the Australian Dollar. The translation risk of the foreign operations is managed taking into account the effects on debt-equity ratio of ING Insurance.

ING Bank’s main foreign currencies are US Dollar, Pound Sterling and Polish Zloty. The translation risk of the foreign operations is managed taking into account the effect of translation results on the Tier-1 ratio of ING Bank.

The foreign exchange revaluation of the net investment in foreign operations and the on-balance hedging instruments are reported in equity, derivatives hedging instruments are reported in P&L. The impact of the unhedged exposure is not material to ING Group equity.

The following table reflects the notional amounts and gross fair values of trading derivative financial instruments. All significant intercompany contracts have been excluded. The ending net fair value is included on the consolidated balance sheet under Other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

	2003					2002
		Average		Ending			Average		Ending
		Positive	Negative	Positive	Negative		Positive	Negative	Positive	Negative
	Notional	fair	fair	fair	fair	Notional	fair	fair	fair	fair
	amount	value	value	value	value	amount	value	value	value	value
Interest-rate contracts
OTC
-swaps	650,579	13,686	13,503	10,783	10,653	604,320	9,628	9,703	13,750	14,076
-forwards	60,252	60	51	49	53	57,198	68	70	86	65
-options
- purchased	59,691	789	8	533	14	68,325	761		1,090
- written	40,868	5	874	5	432	47,484		722		1,105
Listed
-options
- purchased	4,366	1				2,130	2		1
- written	1,798	1	1			1,111	1	1		1
-futures	41,607					88,423	8	5
Currency contracts
OTC
-swaps	29,167	953	1,197	954	1,439	25,580	1,072	851	835	966
-forwards	197,690	3,953	4,549	4,079	4,669	241,610	4,821	5,117	4,874	5,963
-options
- purchased	26,223	388		639		24,896	558		429
- written	15,081		401		675	27,693		398		479
Listed
-options
- purchased	375	6				6
- written	317		8		2	154		10		14
-futures	541					130
Equity contracts
OTC
-swaps	7,235	697	78	267	92	6,352	604	111	963	92
-forwards	10		2		2	9
-options
- purchased	3,615	1,000		528		5,612	710		988
- written	4,489		908		491	5,350		524		769
Listed:
-options
- purchased	13,863	694		646		5,564	519		619
- written	12,305		537		537	6,381		445		471
-futures	639					101	2
Other contracts
OTC						19

	1,170,711	22,233	22,117	18,483	19,059	1,218,448	18,754	17,957	23,635	24,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

End-user activity

ING Group’s principal objective in holding or issuing derivatives for purposes other than trading is risk management. The operations of ING Group are subject to a risk of interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The principal objective of ING Group’s asset/liability management activities is the management of interest rate risk and liquidity within parameters established by various management committees and approved by the Executive Board. To achieve its risk management objective, ING Group uses a combination of interest rate instruments, primarily interest rate swaps. When ING Group purchases foreign currency denominated debt or has foreign net investments, it subjects itself to changes in value as exchange rates move. These fluctuations are managed by entering into currency swaps, forwards and options.

The following table reflects the notional principal amounts and fair value of derivative financial instruments used for non-trading. All significant intercompany contracts have been excluded.

	2003			2002
	Notional	Ending fair value		Notional	Ending fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Interest-rate contracts
OTC swaps	310,632	4,424	5,144	311,334	5,449	6,235
- forwards	14,141	4	2	23,454	20	37
- options:
- purchased	2,998	84		729	35
- written	2,521		23	1,049		76
Listed options
-options
- purchased					1
- written	480
- futures	2,007			1,374
Currency contracts
OTC swaps	11,422	390	396	11,998	302	425
- forwards	7,786	232	50	19,075	217	38
- options
- purchased	3,320	42		487	14
- written	1,126		13	869		11
Listed options
-options
- written				1
Equity contracts
OTC swaps	115		18	203		20
- forwards				55	23
- options:
- purchased	3,567	80	2	976	81
- written	402		1	425
Listed
- options purchased	(1)
- options written	(1)			(1)
- futures	417			394

	360,932	5,256	5,649	372,422	6,142	6,842

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

End-user Contracts:

	Notional principal			Percentage of 2003 amount maturing
	amounts		Within	1 to 5
	2003	2002	1 year	years	Thereafter	Total
Interest Rate Contracts	332,779	337,940	43.26%	30.21%	18.73%	92.20%
Currency contracts	23,654	32,430	4.54%	1.41%	0.60%	6.55%
Equity contracts	4,499	2,052	0.81%	0.35%	0.09%	1.25%

Total	360,932	372,422	48.61%	31.97%	19.42%	100.00%

End-user Interest Rate Swaps:

	Notional amounts of contracts maturing as of December 31, 2003
	Within 1 year	1 to 5 years	Thereafter	Total
Received fixed swaps
Notional amounts	79,304	48,064	34,253	161,621
Weighted average received rate	2.77%	4.19%	3.50%	3.34%
Weighted average paid rate	2.05%	1.99%	1.26%	1.86%
Pay fixed swaps
Notional amounts	56,054	57,039	27,599	140,692
Weighted average received rate	1.95%	2.43%	2.07%	2.16%
Weighted average paid rate	2.59%	3.31%	4.02%	3.16%
Other swaps
Notional amounts	3,544	3,255	1,520	8,319
Weighted average received rate	3.92%	4.98%	3.53%	4.26%
Weighted average paid rate	3.83%	4.45%	4.48%	4.19%

Total	138,902	108,358	63,372	310,632

All rates were those in effect at December 31, 2003. Variable rates are primarily based on LIBOR and may change significantly, affecting future cash flows.

7.12.	Business combinations

For acquisitions in 2003 and 2002 refer to note 1.4. “Changes in the composition of the group”.

Under both Dutch and US GAAP, the business combinations of 2003, 2002, 2001 were accounted for under the purchase method of accounting. Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity in the respective years when the acquisitions take place. Accordingly, goodwill charged to shareholder’s equity under Dutch GAAP amounted to EUR 145 million in 2003, EUR 1,176 million in 2002 and EUR 1,908 million in 2001.

For the purpose of the reconciliation of Dutch GAAP to US GAAP, ING Group’s accounting policy is to capitalize goodwill and test for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment. Prior to the adoption of SFAS 142, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 20 years. Pursuant to this policy, goodwill arising from the 2001 and 2000 acquisitions was being amortized over a period of 5 to 20 years. Goodwill arising from acquisitions after July 1, 2001 was no longer amortized but tested for impairment.

Goodwill capitalized net of impairment for US GAAP purposes in 2003, 2002 and 2001 amounted to EUR 4,315 million, EUR 4,601 million and EUR 16,645 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Goodwill capitalized net of impairments for US GAAP purposes in 2003 includes intangible assets of EUR 363 million (2002: EUR 462 million) which are recognized apart from goodwill and amortized over twenty years under US GAAP and not separated but included in the amount of goodwill under ING Group accounting principles. Gross amount of intangible assets recognized under US GAAP amounts to USD 550 million, the accumulated amortization is USD 93 million as of December 31, 2003.

ING Group adopted SFAS 142, Goodwill and Other intangible assets, as of January 1, 2002 and performed the required assessment of whether there was any indication that goodwill was impaired as of the date of the adoption. As of 2002, ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication for an impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments.

The transitional goodwill impairment test had to be performed in two steps. In Step 1, ING Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Furthermore, ING Group determined the fair value of each reporting unit and compared this fair value to the carrying amount of the reporting unit. If that carrying amount exceeded the calculated fair value, ING Group was required to perform Step 2 of the transitional goodwill impairment test.

In performing Step 1 of the transitional goodwill impairment test ING Group determined the fair value of the reporting units using valuation techniques consistent with market appraisals for insurance companies and banks. The fair value of our insurance operations, including the reporting units US, Latin America and Greater China, was determined using a discounted cash flow model, discounting the future earnings arising on the books at December 31, 2001, requiring assumptions as to a discount rate and expectations with respect to future growth rates. Future earnings were discounted at the risk free rate, adjusted for the basic risk premium that differs per country. The fair value of our banking operations, including the reporting units Germany and UK, was determined with a price/earnings multiple model, in which the 2002 forecasted profit was multiplied by the current price/earnings multiple for similar acquisitions. Determining the assumptions to be used to calculate fair value involves significant judgments and estimates. Minor changes in these assumptions have significant impact on the fair value of the reporting unit and as a consequence, on the implied fair value of goodwill and the amount of goodwill impairments.

In Step 2, the fair value of the reporting unit was allocated to all of the assets and liabilities of that reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill that is compared to the carrying value of goodwill. A goodwill impairment was recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.

Transitional goodwill impairment test

As a result of the transitional goodwill impairment test, certain goodwill was impaired and ING Group has included a separate line item of EUR 13.103 billion in the 2002 profit and loss account for the cumulative effects of changes in accounting principles as required by SFAS 142.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The transitional goodwill impairment charge related to the following reporting units:

2002
Reporting unit
US	8,077
Latin America	2,836
Germany	977
UK	191
Greater China	1,022

13,103

Annual impairment tests

ING Group performed the annual goodwill impairment test in the fourth quarter of 2002 and 2003. The 2002 annual goodwill impairment test did not indicate that goodwill was impaired as of December 31, 2002. Remaining goodwill for reporting unit Latin America was EUR 461 million, of which EUR 439 million related to 49% interest in SulAmérica, accounted for under the equity method. Goodwill allocated to equity method investments is not tested for impairment in accordance with SFAS 142 but under APB 18, which requires that an other than temporary decline in value of an equity method investments is recognized in the profit and loss account. As of December 31, 2003 the fair value, estimated using a discounted cash flow model was below carrying value. Since the acquisition in 2002, the local economic environment and business conditions deteriorated, leading to higher interest rates and devaluation of the Real. The decline in fair value is viewed as other than temporary and ING Group has recognized an impairment charge of EUR 101 million for US GAAP purposes. The impairment charge has no impact on net income under Dutch GAAP since goodwill has not been capitalized but charged to equity immediately at the time of the acquisition.

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

				Asset
			Asia/	Manage-
	Europe	Americas	Pacific	ment	Total
Balance as of December 31, 2002	2,013	650	1,040	436	4,139
Re-allocation of asset management	302	85	49	(436)

Balance as of December 31, 2002 (after restatement)	2,315	735	1,089	0	4,139
Goodwill acquired during year	138	7			145
Disposals			(24)		(24)
Annual impairment charge		(101)			(101)
Exchange differences	(52)	(41)	(114)		(207)

Balance as of December 31, 2003	2,401	600	951		3,952

All segments are tested for impairment in the fourth quarter.

The changes in the carrying amount of intangible assets for the year ended December 31, 2003 are as follows:

Balance as of December 31, 2002	462
Amortization	(24)
Exchange differences	(75)

Balance as of December 31, 2003	363

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

In accordance with European Union directives, insurance enterprises organized in European Union member countries are required to maintain minimum solvency margins. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (1% of separate accounts reserves) plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for non-life insurers is the greater of two calculations, one based on premiums and one based on claims. The former is based on at least 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims. As of December 31, 2003, the solvency margin of the insurance operations of ING Group computed in accordance with these directives amounted to EUR 8,779 million (2002: EUR 8,718 million). These companies held capital and surplus, as of December 31, 2003, of EUR 18,463 million (2002: EUR 17,848 million).

The banking operations of ING Group are regulated by the Dutch Central Bank. The solvency requirements of the banking activities of ING Group depend on the degree of risk involved in the various banking operations. The related assets are assigned a weighting coefficient. The total risk (weighted value of both on- and off-balance sheet items) is divided into actual own funds to obtain a Tier 1 ratio. Internationally, it has been agreed that the “BIS” (Bank for International Settlements) ratio

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

must be at least 8%. As of December 31, 2003, the Tier 1-ratio and BIS-ratio of ING Bank N.V. were 7.59% (2002: 7.31%) and 11.34% (2002: 10.98%), respectively.

7.15.	Stock option plan

ING Group has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and disclosures – an amendment of FASB Statement No. 123”. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for ING Group’s stock-based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS 148, net profit and earnings per share based on US GAAP would have been as follows:

	2003	2002	2001
Net profit after deducting profits on preference shares
- as reported	4,491	(9,648)	1,749
- pro forma (1)	4,443	(9,741)	1,620
Basis earnings per share
- as reported	2.23	(5.00)	0.91
- pro forma	2.21	(5.05)	0.84
Diluted earnings per share
- as reported	2.23	(5.00)	0.90
- pro forma	2.21	(5.05)	0.83

(1)	The compensation cost for ING Group’s employee stock-based compensation expenses determined based on the fair value at grant dates consistent with the disclosure requirements of SFAS 148 is EUR 48 million in 2003 (2002: EUR 93 million; 2001: EUR 129 million).

The fair value of options at the date of the grant was estimated for these purposes using the Monte Carlo simulation model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	3.16%	4.98%	4.80%
Expected volatility	52.03%	27.73%	26.49%
Expected dividends	7.73%	4.02%	2.48%

Beginning in the year 2000, the Equity compensation plan of ING America Holding Inc provides certain key employees with Restricted American Depositary Shares (ADS) Units and Restricted Performance Units to reward individual performance. Restricted American Depositary Shares (ADS) are subject to a vesting period of three to five years from the grant date. Restricted Performance units are contingent grants of ING Group N.V. ADS based upon the achievement of future profit objectives of ING America Holding Inc and are subject to three year vesting period from the date of grant. As of December 31, 2003, a total of 1,261,289 Restricted ADS units (2002: 341,770) and 653,660 Restricted Performance Units (2002: 608,189) were granted at a weighted average grant price of USD 15.73 (2002: USD 25.01) and USD 20.00(2002: USD 27,00) respectively. As at December 31, 2003, 1,483,249 Restricted ADS Units (2002: 523,179) and 1,438,128 Restricted Performance Units (2002: 1,139,367) remained outstanding.

7.16.	Restructuring charges

In 2003, ING Group recognized a restructuring charge of EUR 82 million that mainly relates to the international wholesale banking operations on top of the restructuring provision recognized in 2002. ING Group announced the further restructuring of its international wholesale banking operations in 2002 to improve profitability. The additional restructuring measures primarily addressed underperforming branches and businesses. The 2002 restructuring charge mainly related to a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

restructuring provision of EUR 128 million that was charged to the profit and loss account to cover the expenses of these measures. The restructuring of the international wholesale banking operations announced in 2002 included a further 1,000 full-time equivalents reduction on top of the realized 700 at wholesale banking since the end of 2001.

In 2001, ING Americas announced that it aimed to further integrate ING’s US insurance activities with those of Aetna and ReliaStar, in order to build a more customer-focussed organization and recorded a pre-tax charge of EUR 70 million as a result of that restructuring. This charge included mainly employee-related costs that referred, amongst others, to an reduction of approximately 1,600 full-time equivalents.

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

REPORT OF KPMG ACCOUNTANTS N.V.

The Supervisory Board and Executive Board of ING Bank N.V.

We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts and consolidated statements of cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We serve as principal auditor of ING Bank N.V. In our position we did not audit assets constituting 24% in 2003 and 25% in 2002, and total income constituting 22% in 2003, 23% in 2002 and 26% in 2001 of the consolidated totals of ING Bank N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to parts not audited by us, is based totally on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Netherlands.

Amsterdam, the Netherlands
March 8, 2004

KPMG Accountants N.V.

AUDITOR’S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 TO THE
SHAREHOLDERS’ MEETING OF ING BANK BELGIUM S.A./N.V.

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated balance sheets of ING Bank Belgium S.A./N.V. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. We have also examined the Directors’ report.

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

In our opinion, based on our audits, the consolidated financial statements give a true and fair view of the group’s assets, liabilities and consolidated financial position as of December 31, 2003 and 2002 and the consolidated results of the operations for each of the three years in the period ended December 31, 2003, in accordance with its legal and regulatory requirements applicable in Belgium and the information given in the notes to the consolidated financial statements is adequate.

Additional certification

The Directors’ report contains the information required by law and is consistent with the consolidated financial statements.

Brussels, March 23, 2004

Ernst & Young Reviseurs d’Entreprises S.C.C. (B 160)

GLOSSARY

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

Claim

A demand for payment of a policy benefit because of the occurrence of an insured event, such as the death or disability of the insured or the maturity of an endowment, the incurrence of hospital or medical bills, the destruction or damage of property and related deaths or injuries, defects in, liens on, or challenges to the title to real estate, or the occurence of a surety loss.

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

Contingent liabilities Contingent liabilities are commitments or risks, for which it is more likely than not that no outflow from ING Group of resources embodying economic benefits will occur. The underlying value of these liabilities is not recorded as liabilities in the balance sheet. For these products, the underlying value represents the maximum potential credit risk to which ING Group is exposed, i.e. assuming that all counterparties failed completely to perform in accordance with the terms of the contracts and that any existing collateral or security proves to be of no value.

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

Credit institutions

Credit institutions are all institutions which are subject to banking supervision by public authorities, including mortgage banks, capital market institutions, multilateral development banks and the International Monetary Fund (IMF).

Deferred tax assets

The amounts of income tax recoverable in future periods in respect of:

•	deductible temporary differences;

•	the carry forward of unused tax losses; and

GLOSSARY

•	the carry forward of unused tax credits.

Deferred tax liabilities

The amounts of income tax payable in future periods in respect of temporary valuation differences between carrying amounts of assets or liabilities in the balance sheet and tax base, based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.

Defined benefit plan

Defined benefit plans are post-employment benefit plans other than defined contribution plans

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

Equity participation

An investment in the equity of a corporation which is held in order to participate temporarily. The investment does not serve the business of the acquirer and will not be part of the investment portfolio. The acquirer and the equity participation are not organizationally bound.

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

GLOSSARY

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

Group company

Corporations, i.e. public limited liability companies, private limited liability companies, general partnerships or limited partnerships, that form an organizational and economic entity and are controlled by ING Group.

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

An irrevocable letter of credit cannot be cancelled or adjusted by the bank that has granted it during the duration of the agreement unless all those concerned agree.

Joint venture

A contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Monetary assets and liabilities

Monetary assets and liabilities are assets and liabilities whose amounts are fixed in terms of units of currency by contract or otherwise. Examples are cash,

GLOSSARY

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

Offsetting of financial assets and financial liabilities

Offsetting is done on the basis of a legal right, by contract or otherwise, to settle or otherwise eliminate all or a portion of an amount due to a creditor by applying against that amount an amount due from the creditor. A financial asset and a financial liability should be offset and the net amount reported in the balance sheet when ING:

•	intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously; and

•	has a legally enforceable right to set off the recognized amounts; and

•	the financial asset and the financial liability are identical in nature.

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

Over-the-counter instrument

Non-standardized financial instrument not traded on a stock exchange but directly between market participants.

Participating interest

A participating interest exists if a corporation or its subsidiary provides capital or causes capital to be provided for the account of either of them to another corporation in order to be durably linked to that corporation in furtherance of its own activities. An interest is deemed to be a participating interest if 20% or more of the share capital is provided.

Plan assets

Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies.

Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:

•	are held by an entity (a fund) that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits; and

•	are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit obligations of the plan or the reporting enterprise or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.

A qualifying insurance policy is

GLOSSARY

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

Post-employment benefit plans

Formal or informal arrangements under which a company provides post-employment benefits for one or more employees. Post-employment benefits are employee benefits other than termination benefits and equity compensation benefits, which are payable after the completion of employment.

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

Promissory notes

A promissory note is a signed and dated document in which the signeratory unconditionally promises to pay a certain sum to a specific person or its order on a certain maturity date, at sight or aftersight in a certain time on a certain place.

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

Reinsurance

The practice whereby one party, called the reinsurer, in consideration for a premium paid to him, agrees to indemnify another party, called the reinsured or ceding company, for part or all of the liability assumed by the reinsured under a contract or contracts of insurance which the reinsured has issued. The reinsured may also be referred to as the original or primary insurer, the direct writing company, or the ceding company.

Repurchase transactions

Repurchase transactions are commitments to repurchase securities which have been sold.

Reverse repurchase transactions

Reverse repurchase transactions are commitments to sell securities which have been purchased.

GLOSSARY

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

Subsidiary

A corporation:

•	in which, by agreement with other holders of voting rights or otherwise, more than half of the voting rights in a general meeting can be exercised by the company or one of its subsidiaries;

•	of which the company or a subsidiary is a member or shareholder and can appoint or dismiss, by agreement with other holders of voting rights or otherwise, alone or together with others more than half of the executive board or the supervisory board.

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

Treasury bills

Generally short-term debt certificates issued by a central government. Dutch Treasury Certificates are regarded as Dutch Treasury bills.

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

SCHEDULE I–SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN
RELATED PARTIES

Amounts are in millions of euros

Column A	Column B	Column C	Column D
			Amount at
			which
			shown
			in the
			balance
Type of investment	Cost	Fair Value	sheet
Debt securities
Debentures / available-for-sale:
– Dutch government	6,627	6,812	6,632
– Foreign governments	66,798	69,803	66,084
– Public utilities	5,898	6,190	5,841
– Mortgage-backed securities	43,662	44,342	43,451
– Redeemable preference shares/sinking fund	329	346	323
– All other corporate bonds	84,770	87,343	83,815
Private loans / available-for-sale:
– Dutch government	3,730	4,169	3,706
– Foreign governments	122	124	118
– Public utilities	349	393	357
– Corporate and other loans	2,265	2,380	2,228
Deposits with credit institutions	535	538	535
Other fixed maturity investments	2,640	2,768	2,825
Shares and convertible debentures
Ordinary shares
– Public utilities	165	181	181
– Banks, trusts and insurance companies	2,087	2,925	2,925
– Industrial and all others	4,684	6,066	6,066
Preference shares	1,376	1,496	1,496
Convertible debentures	17	20	20
Mortgage loans	25,895	26,421	25,802
Real estate	5,971	8,994	8,994
Policy loans	2,894	2,898	2,895

Total investments	260,814	274,209	264,294

SCHEDULE III–SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column	Column	Column	Column
A	B	C	D	E	F	G	H	I	J	K
						Net
						invest-
						ment
						income
						(inclu-
						ding
						other
		Future				income		Amorti-
		policy				and other		zation
		benefits,		Other		expenses)	Benefits,	of
		losses,		policy		allocated	Claims,	deferred
	Deferred	claims,	Un-	and		to	Losses	policy	Other
	policy	and	earned	claims		under-	and	acqui-	opera-	Pre-
	acquisition	loss	Pre-	benefits	Premium	writing	Settlement	sition	ting	miums
Segment	costs	expenses	miums	payable	revenue	accounts	expenses	costs	expenses	written
2003
Life	9,399	187,435		786	37,129	8,285	39,236	1,244	2,456	37,129
Non-life	361	7,297	2,487	30	6,128	920	3,945	118	1,977	6,358

Total	9,760	194,732	2,487	816	43,257	9,205	43,181	1,362	4,433	43,487

2002
Life	10,299	185,136		848	43,274	8,289	44,804	1,454	2,702	43,274
Non-life	337	7,299	2,432	116	6,297	732	4,390	94	1,978	6,642

Total	10,636	192,435	2,432	964	49,571	9,021	49,194	1,548	4,680	49,916

2001
Life	11,035	203,677		910	43,157	8,330	44,513	1,444	3,245	43,157
Non-life	320	5,892	3,382	125	5,283	649	3,717	82	1,626	5,289

Total	11,355	209,569	3,382	1,035	48,440	8,979	48,230	1,526	4,871	48,446

SCHEDULE IV–REINSURANCE
Amounts are in millions of euros

Column A	Column B	Column C	Column D	Column E	Column F
			Assumed		Percentage
		Ceded to	from		of amount
		other	other		assumed
	Gross Amount	companies	companies	Net amount	to net
2003 Premiums:
– Life	36,914	1,102	1,317	37,129	3.5%
– Non-Life	7,226	930	62	6,358	1.0%

Total Premiums	44,140	2,032	1,379	43,487	3.2%

2002 Premiums:
– Life	43,076	1,093	1,291	43,274	3.0%
– Non-Life	7,869	1,275	48	6,642	0.7%

Total Premiums	50,945	2,368	1,339	49,916	2.7%

2001 Premiums:
– Life	43,045	1,400	1,512	43,157	3.5%
– Non-Life	5,858	614	45	5,289	0.9%

Total Premiums	48,903	2,014	1,557	48,446	3.2%

SCHEDULE VI – SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column		Column	Column	Column
A	B	C	D	E	F	G	H		I	J	K
Net
Invest-
ment
income
(inclu-
ding
other
income
		Reserves				and other
		for	Discount,			expenses)	Claims and claims
	Deferred	unpaid	if any,			allocated	adjustment			Paid
	Policy	claims &	deducted			to	expenses incurred			claims
	acqui-	claims	in			non-life	related to		Amortiza-	& claims	Pre-
Affiliation	sition	adjusted	Column	Unearned	Earned-	opera-	accident years		tion of	adjusted	miums
with the registrant	costs	expenses	C	premiums	premiums	tions	Current	Prior	DPAC(1)	expenses	Written
2003
Consolidated non-life entities	361	7,297	365	2,487	6,128	920	3,579	67	118	3,738	6,358
2002
Consolidated non-life entities	337	7,299	559	2,432	6,297	732	4,431	164	94	3,765	6,642
2001
Consolidated non-life entities	320	5,892	349	3,382	5,283	649	3,663	18	82	3,491	5,289

(1)	DPAC : Deferred policy acquisition costs