Form 20-F
period 2004-12-31
ING GROEP NV
filed 2005-04-18
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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

Ordinary shares, nominal value EUR 0.24 per Ordinary share	2,204,719,842
Bearer Depositary receipts in respect of Ordinary shares	2,203,264,448

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

ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”, “US$”, “Dollars”, “USD” and “U.S. Dollars” are to the United States dollars and references to “EUR” and € are to euros.

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.3244, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 4, 2005. Except as otherwise noted, financial statement amounts set forth in this Annual Report are presented in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Reference is made to Note 6 of Notes to the consolidated financial statements for a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP. Certain amounts set forth herein may not sum due to rounding.

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

When we refer to the “Rest of Europe” we refer to Europe and Russia, excluding the Netherlands and Belgium.

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

•	changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including emerging markets,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates, including the euro/U.S. dollar exchange rate,

•	increasing levels of competition in the Netherlands, Belgium, the Rest of Europe, the United States and other markets in which we do business, including emerging markets,

•	changes in laws and regulations,

•	regulatory changes relating to the banking or insurance industries,

•	changes in the policies of central banks and/or foreign governments,

•	general competitive factors, in each case on a global, regional and/or national basis.

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

PART I

Item 1. Identity Of Directors, Senior Management And Advisors

Not Applicable.

Item 2. Offer Statistics And Expected Timetable

Not Applicable.

Item 3. Key Information

In the table below, we provide you with summary historical data of ING Group. We have prepared this information using the consolidated financial statements of ING Group for the five years ended December 31, 2004. The financial statements for the five fiscal years ended December 31, 2004 have been audited by Ernst & Young Accountants, independent registered public accounting firm, except for the financial statements of ING Bank N.V., a direct wholly-owned subsidiary, which were audited by KPMG Accountants N.V., independent registered public accounting firm, and whose report, insofar as it relates to the 2004, 2003 and 2002 consolidated financial statements of ING Bank N.V., is based in part upon the reports of other auditors.

The consolidated financial statements are prepared in accordance with Dutch GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP in Note 6 to the consolidated financial statements.

In 2002, a significant difference existed between the net profit pursuant to Dutch GAAP accounting principles, which amounted to EUR 4,500 million, and the net profit pursuant to U.S. GAAP accounting principles which amounted to EUR (9,627) million. This difference was primarily the result of the new goodwill requirements (SFAS 142) under U.S. GAAP. As of January 2002, goodwill is no longer amortized, but tested for impairment annually. This change resulted in a non-cash transitional impairment loss in 2002, related to the carrying value of goodwill as at January 1, 2002, of EUR 13,103 million, which was required to be recognized under U.S. GAAP net profit 2002 as the cumulative effect of changes in accounting principles. Excluding the effects of changes in accounting principles U.S. GAAP net profit in 2002 was EUR 3,476 million. The 2002 annual goodwill impairment test did not result in any impairment charges other than the transition impairment charge described above. In 2003 ING Group recognized a goodwill impairment charge of EUR 101 million. The 2004 annual goodwill impairment test resulted in a EUR 26 million goodwill impairment charge. The transitional goodwill impairment test and annual goodwill impairment tests are discussed in Note 7.12 to the consolidated financial statements.

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

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating profit enhances the understanding and comparability of its segment performance by highlighting net income attributable to ongoing operations and the underlying profitability of the segment businesses. We believe that trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realized capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the Company. The realized gains on divestitures that are made with the purpose of using the proceeds to finance acquisitions are excluded because the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Operating profit before tax and operating net profit are not a substitute for profit before tax and net profit as determined in accordance with Dutch GAAP. ING Group’s definition of operating profit before tax and operating net profit may differ from those used by other companies and may change over time.

The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

	Year ended December 31,
	2004	2004(2)	2003	2002	2001(3)	2000(4)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Dutch GAAP Consolidated Income Statement Data
Operating income from banking insurance operations:
Gross premiums written:
Life(5)	48,970	36,975	33,904	38,899	37,367	22,088
Non-life	8,796	6,642	7,288	7,917	5,903	4,095

Total	57,766	43,617	41,192	46,816	43,270	26,183
Investment income(6)(7)	13,170	9,944	9,721	10,506	9,723	7,212
Commission and other income	2,433	1,837	2,320	2,127	2,281	1,126

Total operating income from insurance operations	73,369	55,398	53,233	59,449	55,274	34,521
Operating income from banking operations:
Interest income	33,834	25,547	23,802	24,088	24,318	24,285
Interest expense	22,169	16,739	15,687	16,442	18,246	18,499
Net interest result	11,665	8,808	8,115	7,646	6,072	5,786
Commission	3,418	2,581	2,464	2,615	2,765	3,630
Other income	1,521	1,148	1,101	940	2,274	1,886

Total operating income from banking operations	16,604	12,537	11,680	11,201	11,111	11,302

Total operating income(8)	89,813	67,814	64,746	70,633	66,360	45,782
Non-operating items				280	325	8,597
Realized capital gains (losses)	781	590	20	1,003	779	855

Total income	90,594	68,404	64,766	71,916	67,464	55,234

Operating expenditure from insurance operations:
Life(5)	59,732	45,101	42,539	48,135	46,425	27,951
Non-life	8,333	6,292	7,208	8,144	6,057	4,263

Total operating expenditure from insurance operations	68,065	51,393	49,747	56,279	52,482	32,214
Total operating expenditure from banking operations(9)	12,082	9,123	9,309	9,733	8,941	8,697

Total operating expenditure(9)	79,987	60,395	58,889	65,995	61,398	40,870
Non-operating items						395

Total expenditure	79,987	60,395	58,889	65,995	61,398	41,265

	Year ended December 31,
	2004	2004(2)	2003	2002	2001(3)	2000(4)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Operating profit before tax from insurance operations:
Life	3,173	2,396	2,478	2,603	2,278	1,945
Non-life	2,131	1,609	1,008	567	514	362

Total	5,304	4,005	3,486	3,170	2,792	2,307
Operating profit before tax from banking operations	4,522	3,414	2,371	1,468	2,170	2,605

Operating profit before tax	9,826	7,419	5,857	4,638	4,962	4,912
Taxation	2,328	1,758	1,460	873	1,099	1,377
Third-party interests	361	272	344	332	324	147

Operating net profit	7,137	5,389	4,053	3,433	3,539	3,388
Non-operating items after taxation				247	325	7,976
Realized capital gains (losses) after taxation	767	579	(10)	820	713	620

Net profit	7,904	5,968	4,043	4,500	4,577	11,984
Dividend on Preference shares of ING Groep N.V.	19	14	21	21	21	21

Net profit after deducting dividend on Preference shares of ING Groep N.V.	7,885	5,954	4,022	4,479	4,556	11,963

Dividend on Ordinary shares	3,124	2,359	2,024	1,930	1,914	2,173
Addition to shareholders’ equity	4,761	3,595	1,998	2,549	2,642	9,790
Distributable net profit	6,580	5,968	4,043	4,253	4,252	4,901
Operating net profit per Ordinary share(10)	3.35	2.53	2.00	1.77	1.83	1.76
Distributable net profit per Ordinary share(10)	3.71	2.80	2.00	2.20	2.20	2.56
Net profit per Ordinary share(8)	3.71	2.80	2.00	2.32	2.37	6.27
Net profit per Ordinary share and Ordinary share equivalent (fully diluted)(10)	3.71	2.80	2.00	2.32	2.35	6.18
Dividend per Ordinary share(10)	1.42	1.07	0.97	0.97	0.97	1.13
Interim Dividend	0.65	0.49	0.48	0.48	0.47	0.41
Final Dividend	0.77	0.58	0.49	0.49	0.50	0.72
Number of Ordinary shares outstanding (in millions)	2,204.7	2,204.7	2,115.9	1,992.7	1,992.7	1,970.6
Dividend pay-out ratio(11)	38.2%	38.2%	48.5%	44.1%	44.1%	43.9%
U.S. GAAP Consolidated Income Statement Data
Total income (operating)	65,897	49,756	48,025	49,316	49,479	42,039

Net profit U.S. GAAP, excluding cumulative effects	8,858	6,688	4,512	3,476	1,770	10,925
Cumulative effects of changes in accounting principles	(121)	(91)		(13,103)

Net profit U.S. GAAP, including cumulative effects(12)	8,737	6,597	4,512	(9,627)	1,770	10,925
Net profit per Ordinary share and Ordinary share equivalent(10)	4.11	3.10	2.23	(5.00)	0.90	5.64

	Year ended December 31,
	2004	2004(2)	2003	2002	2001(3)	2000(4)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions)
Reconciliation of net profit to operating profit before tax and operating net profit, by segment for the consolidated Group

Total Group
Net profit	7,904	5,968	4,043	4,500	4,577	11,984
Taxation	2,343	1,769	1,490	1,089	1,165	1,838
Third-party interests	361	272	344	332	324	147

Profit before tax	10,608	8,009	5,877	5,921	6,066	13,969
Non-operating items				280	325	8,202
Realized capital gains (losses)	782	590	20	1,003	779	855

Operating profit before tax	9,826	7,419	5,857	4,638	4,962	4,912
Taxation	2,328	1,758	1,460	873	1,099	1,377
Third-party interests	361	272	344	332	324	147

Operating net profit	7,137	5,389	4,053	3,433	3,539	3,388

Insurance operations
Net profit	4,720	3,564	2,498	3,605	3,135	9,560
Taxation	1,208	912	891	756	688	1,022
Third-party interests	158	119	117	92	73	39

Profit before tax	6,086	4,595	3,506	4,453	3,896	10,621
Gain on joint venture ANZ				280
Result on sale of investments re financing of acquisitions					325	7,368
Release millenium calamity fund						91
Realized capital gains (losses)	782	590	20	1,003	779	855

Operating profit before tax	5,304	4,005	3,486	3,170	2,792	2,307
Taxation	1,193	901	861	540	622	540
Third-party interests	158	119	117	92	73	39

Operating net profit	3,953	2,985	2,508	2,538	2,097	1,728

Banking operations
Net profit	3,184	2,404	1,545	895	1,442	2,424
Taxation	1,135	857	599	333	477	816
Third-party interests	203	153	227	240	251	108

Profit before tax	4,522	3,414	2,371	1,468	2,170	3,348
Result Libertel						376
Sales result CCF						853
Re-organization provision CIB						(486)

Operating profit before tax	4,522	3,414	2,371	1,468	2,170	2,605
Taxation	1,135	857	599	333	477	837
Third-party interests	203	153	227	240	251	108

Operating net profit	3,184	2,404	1,545	895	1,442	1,660

	Year ended December 31,
	2004	2004(2)	2003	2002	2001(3)	2000(4)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
Dutch GAAP Consolidated Balance Sheet Data
Total assets	1,147.1	866.1	778.8	716.4	705.1	650.2
Investments:
Insurance	306.9	231.7	216.0	214.8	241.0	219.2
Banking	222.5	168.0	119.8	84.4	70.2	59.1
Eliminations(13)	(2.3)	(1.7)	(0.8)	(1.6)	(3.8)	(1.1)

Total investments	527.1	398.0	335.0	297.6	307.4	277.2
Lending	420.5	317.5	292.6	284.4	254.2	246.8
Insurance provisions:
Life	265.1	200.2	188.2	186.0	204.6	193.3
Non-life	13.2	9,9	9.8	9.8	9.4	6.9

Total	278.3	210.1	198.0	195.8	214.0	200.2
Funds entrusted to and debt securities of the banking operations:
Savings accounts of the banking operations	292.8	221.1	168.1	115.1	69.6	52.4
Other deposits and bank funds	190.7	144.0	137.3	129.2	132.4	134.1
Debt securities of the banking operations	93.8	70.8	72.4	75.5	74.4	66.3

Total	577.3	435.9	377.8	319.8	276.4	252.8
Due to banks	149.4	112.8	102.1	96.3	107.8	94.7
Capital Stock (in millions)(14)	2,291.8	2,291.8	2,203.0	2,079.8	2,079.8	2,057.7
Shareholders’ equity	34.3	25.9	21.3	18.3	21.5	25.3
Shareholders’ equity per Ordinary share(10)	15.57	11.76	10.08	9.14	11.03	13.04
Shareholders’ equity per Ordinary share and Ordinary share equivalent(10)	15.57	11.76	10.08	9.14	10.92	12.86
U.S. GAAP Consolidated Balance Sheet Data
Total assets	1,216.1	918.2	818.8	762.5	752.3	693.4
Shareholders’ equity	46.5	35.1	28.0	25.1	38.8	41.6
Shareholders’ equity per Ordinary share and Ordinary share equivalent(10)	21.19	16.00	13.27	12.61	19.83	21.27

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.3244 to EUR 1.00, the noon buying rate in New York City on March 4, 2005 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Discontinued business in 2004: ING sold its Asian equity business, Australia non-life business, NN Zorg (the Netherlands), CenE Bankiers (the Netherlands), ING US Re individual life business, ING BHF Bank (Germany), Life of Georgia (United States), Baring Asset Management (United Kingdom) and NMB Heller Germany. In addition, ING divested itself of 27.1% of its interest in ING Canada Inc. in an initial public offering (additional shares were sold in the first quarter of 2005, see “Item 4. Information on the Company-Recent developments”). The total effect on net profit in 2004 from these dispositions amounted to approximately EUR 200 million.

(3)	In 2001 acquisitions of ReliaStar and Aetna influenced the figures compared to earlier years.

(4)	Discontinued business in 2000: Tiel Utrecht Group in the Netherlands (net profit EUR 63 million).

(5)	As from 2004, Guaranteed Investment Contracts (GICs) are no longer reported in premium income and underwriting expenditure, to bring reporting in line with insurance industry practice. See Note 1.3 to the consolidated financial statements. The comparable figures have been adjusted accordingly.

(6)	As of 2001, the “Insurance operations-General” is no longer reported separately. The items previously accounted for under this heading are now included in either the life result or the non-life result. The year 2001 has been restated accordingly.

(7)	As of 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with insurance industry practice. The comparative figures have been adjusted accordingly.

(8)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 1.1. to the consolidated financial statements.

(9)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5. Operating and Financial Review and prospects — Liquidity and capital resources”.

(10)	Net profit per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and shareholders’ equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies were deducted from the applicable number of outstanding Ordinary shares. All amounts and numbers are presented after giving effect to all stock dividends and retroactive application of the Company’s 2-for-1 stock split, which became effective on July 2, 2001. See note 5.2.3 to the consolidated financial statements.

(11)	The dividend pay-out ratio is based on distributable net profit.

(12)	As of January 2002, SFAS 142 under U.S. GAAP requires that goodwill is no longer amortized but tested for impairment annually. This change resulted in a non-cash transitional impairment loss in 2002, related to the carrying value of goodwill as of January 1, 2002 of EUR 13,103 million, which was required to be recognized under U.S. GAAP net profit in 2002 as the cumulative effect of changes in accounting principles.

(13)	Consisting of investments in banking operations held by Group insurance companies, investments in insurance operations held by Group banking companies, and ING Groep N.V. shares held by Group insurance companies.

(14)	Reflects the Company’s 2-for-1 stock split effected on July 2, 2001.

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

	U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.2074	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005 (through March 4, 2005)(2)	1.3244	1.3189	1.3476	1.2773

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 1.6.1.4. to the consolidated financial statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

Recent Exchange Rates of U.S. dollars per Euro

The table below shows the high and low exchange rate of U.S. dollars per euro for the last six months

	High	Low
September 2004	1.2417	1.2052
October 2004	1.2746	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3208	1.2773
March 2005 (through March 4, 2005)	1.3244	1.3127

The Noon Buying Rate for euros on December 31, 2004 was EUR 1.00 = $ 1.3538 and the Noon Buying Rate for euros on March 4, 2005 was EUR 1.00 = $ 1.3244.

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

Because our life and non-life insurance and reinsurance businesses are subject to losses from unforeseeable and/or catastrophic events, which are inherently unpredictable, our actual claims amount may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net profits and have an adverse affect on our results of operations.

In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods and earthquakes, as well as events such as for example the September 11, 2001 terrorist attacks on the United States. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and can not always be adequately reserved for. In accordance with industry practices, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established. Although we continually review the adequacy of the established claim reserves, and based on current information, we believe our claim reserves are sufficient, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net profits may be adversely affected. In addition, because unforeseeable and/or catastrophic events can lead to abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, losses may further increase.

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

There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as South America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. We derived approximately 42% of our operating profit before tax in 2004 from the Netherlands. Based on geographic division of our operating profit, the Netherlands is our largest market for both our banking and insurance operations. In the retail banking market our market share is approximately 23% based on total assets, approximately 24% based on total deposits and 23% based on retail mortgages. Our main competitors in the banking sector in the Netherlands are ABN Amro N.V. and Rabo Group B.A. In the Netherlands, we are also currently the largest insurance company, with a market share of approximately 24% in the life insurance market and approximately 9% in the non-life insurance market, each based on premium income. Our main competitors in the insurance sector in the Netherlands are Fortis Utrecht N.V. and Aegon N.V. We derived approximately 18% of our operating insurance profit in 2004 from the United States, which is our second largest market for the insurance operations. In the United States, we have two core operating units and own the second-largest broker-dealer network in the United States with over 10,000 registered representatives. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors.

Because our reinsurance arrangements are with a limited number of reinsurers, the inability of one or more of these reinsurers to meet its financial obligations could have an adverse effect on our results of operations.

Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life business. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As of December 31, 2004, approximately 36% of our (potential) reinsurance receivables were with our primary reinsurer and approximately 29% were with six other reinsurers. The inability of any one of these reinsurers to meet its financial obligations to us could have a material adverse effect on our net profits and our financial results.

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

Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99% of our Ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions, which could limit your rights as a shareholder and reduce the accountability of the members of our Executive and Supervisory Boards and our management to our shareholders.

While holders of our Bearer receipts are entitled to attend and speak at the General Meetings of Shareholders, voting rights are not attached to the Bearer depositary receipts. Stichting ING Aandelen (“the Trust”) holds more than 99% of our Ordinary shares, exercises the voting rights attached to the Ordinary shares (for which Bearer receipts have been issued). Holders of Bearer receipts who attend — in person or by proxy — the General Meeting of Shareholders must obtain voting rights by proxy from the Trust. Holders of Bearer receipts and holders of the ADSs representing the Bearer receipts, who do not attend the General Meeting of Shareholders, may give binding voting instructions to the Trust. See “Item 7. Major Shareholders and Related Party Transactions — Voting of the Ordinary shares by holders of Bearer receipts as proxy for the Trust”. The Trust is entitled to vote for any Ordinary shares corresponding with Bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In excercising its voting discretion, the Trust is required to make use of the voting rights attached to the Ordinary shares in the interest of the holders of Bearer receipts, while having regard for

•	our interests;

•	the interests of our affiliates; and

•	the interests of our other stakeholders,

in such a way that all interests are balanced and safeguarded as effectively as possible. The Trust may, but has no obligation to, consult with the holders of Bearer receipts or ADSs in exercising its voting rights in respect of any Ordinary shares for which it is entitled to vote. These arrangements differ from U.S. practice and accordingly may affect the rights of the holders of Bearer receipts or ADSs and their power to affect the Company’s business and operations and the accountability of the Company’s directors and management. See “Item 4. Information on the Company — Corporate Organization” for more information on voting rights and our corporate structure.

The share price of our Bearer receipts and ADSs has been, and may continue to be, volatile which may impact the value of our Bearer receipts or ADSs you hold.

The share price of our Bearer receipts and our ADSs has been volatile in the past due, in part, to the high volatility in the securities markets generally and more particular in shares of financial institutions. In addition, there are other factors, beside our financial results, that may impact our share price. These factors include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	a downgrade or review of our credit ratings;

•	potential litigation or regulatory action involving ING Group or sectors we have exposure to through our insurance and banking activities;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

•	general market volatility.

Because we are incorporated under the laws of the Netherlands and many of the members of our Supervisory and Executive Board and our officers reside outside of the United States, it may be difficult for you to enforce judgments against us or the members of our Supervisory and Executive Boards or our officers.

Most of our Supervisory Board members, our Executive Board members and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets, are located outside the United States. As a result, you may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

You also may not be able to enforce judgments of U.S. courts under the U.S. federal securities laws in courts outside the United States, including the Netherlands. The United States and the Netherlands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, you will not be able to enforce in the Netherlands a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, even if the judgment is not based only on the U.S. federal securities laws, unless a competent court in the Netherlands gives binding effect to the judgment.

Item 4. Information on the Company

GENERAL

ING was established as a Naamloze Vennootschap (public limited liability company) on March 4, 1991 through the merger of Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	Our principal U.S. office is:

ING Groep N.V.	ING Financial Holdings Corporation
Amstelveenseweg 500	1325 Avenue of the Americas
1081 KL Amsterdam	New York, NY 10019
P.O. Box 810, 1000 AV Amsterdam	United States of America
The Netherlands	Telephone +1 646 424 6000
Telephone +31 20 541 5411

Mission

We strive to deliver our financial products and services in the way our customers expect: with exemplary service, maximum convenience and at competitive rates. This is reflected in our mission statement: To set the standard in helping our customers manage their financial future.

Profile

ING Group is a global financial services company of Dutch origin with 150 years of experience, providing a wide array of banking, insurance and asset management services in over 50 countries. Our 113,000 employees work daily to satisfy a broad customer base: individuals, families, small businesses, large corporations, institutions and governments. Based on market capitalization, ING Group is one of the 20 largest financial institutions worldwide and in the top-10 in Europe.

Business

ING is the number one financial services company in the Benelux home market based on market capitalization. ING services its retail clients in these markets with a wide range of retail-banking, insurance and asset management products. In our wholesale banking activities we operate worldwide, but also with a primary focus on the Benelux countries. In the United States, ING is a top-5 provider of retirement services and life insurance based on premium income. In Canada, we are, based on premium income, the top property and casualty insurer. ING Direct is a leading online (direct) bank with over 11 million customers in nine large countries. In the growth markets of Asia, Central Europe and South America we provide life insurance. We are also a large asset manager with assets under management of almost EUR 500 billion.

Stakeholders

ING conducts its business on the basis of clearly defined business principles. In all our activities we carefully weigh the interests of our stakeholders: customers, shareholders, employees, business partners and society at large. ING strives to be a good corporate citizen.

CHANGES IN PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS

Starting January 1, 2004, ING adopted the U.S. GAAP accounting standard “Statement of Position 03- 1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1) for both its Dutch and US accounting. SOP 03-1 requires the establishment of benefit reserves for annuity contracts, such as guaranteed minimum death benefits, and affects the timing of profit recognition of universal life contracts. ING already held adequate reserves for guaranteed minimum death benefits with variable annuities, so the impact for ING mainly relates to the timing of the profit recognition in universal life contracts in the United States. This accounting change resulted in an EUR 91 million after-tax reduction in shareholders’ equity at January 1, 2004.

CHANGES IN PRESENTATION

Beginning January 1, 2004, Guaranteed Investment Contracts (GICs) are no longer included in premium income and underwriting expenditure in order to bring reporting in line with insurance industry practice. Premium income and underwriting expenditure related to these contracts are no longer included in revenues and expenses, respectively. Only the difference between premium income and underwriting expenditure of GICs is included in the profit and loss account. The comparable figures have accordingly been adjusted for all prior periods.

Beginning January 1, 2003, additions to the provision for investment losses are reported on a separate line within total (operating) expenditure. Previously, these additions were reported as an element of income from investments of the insurance operations. This makes the presentation of the addition to these provisions consistent with the presentation of the addition to the provisions for loan losses of the banking operations. The comparable figures have accordingly been adjusted for all prior periods.

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

2004 CHANGES IN THE COMPOSITION OF THE GROUP

On December 10, 2004, ING Canada Inc. entered into an underwriting agreement to issue 34,880,000 common shares at a price of CDN$ 26.00 per share to a syndicate of underwriters. Part of the offering proceeds was used to fund the acquisition of Allianz Canada at a purchase price of EUR 228 million. The initial public offering was completed on December 25, 2004. On January 13, 2005, the underwriters exercised in full their over-allotment option to purchase 5,232,000 additional shares. The total gross proceeds of the IPO were CDN$ 1,043 million.

On December 2, 2004, ING Group finalized the agreement for the sale of ING BHF-Bank to Sal. Oppenheim (Germany) for approximately EUR 600 million. The sale was completed on December 31,

2004. ING Group will retain Deutsche Hypothekenbank of ING BHF-Bank and the restructured loan portfolio. On December 23, 2004, ING Group further announced it sold the London Branch of ING BHF-Bank to Deutsche Postbank (Germany), which was completed on January 1, 2005.

On November 22, 2004, ING Group reached an agreement to sell the activities of Baring Asset Management. Under the agreement, MassMutual Financial Group (United States) will purchase the investment management activities of Baring Asset Management, and Northern Trust Corporation (United States) will purchase Baring Asset Management’s Financial Services Group. The sales will result in a net gain for ING Group of approximately EUR 250 million. The sale was finalized on March 31, 2005.

On November 18, 2004, ING announced it had reached an agreement with Jackson National Life, owned by Prudential (United Kingdom), for the sale of Life Insurance Company of Georgia. Under the terms of the transaction, Jackson National Life will pay ING EUR 197 million, subject to adjustment for actual capital retained by Life of Georgia, to acquire all of the stock of Life of Georgia. The transaction is expected to be finalized in the second quarter of 2005 and is expected to result in a pre-tax loss to ING under IFRS in 2005 of less than EUR 150 million.

On October 18, 2004, ING Group announced it had decided to exit the individual life reinsurance business in the United States. ING Group signed a co-insurance agreement with Scottish Re. The transaction with Scottish Re is structured such that Scottish Re will reinsure the individual life reinsurance business of ING Re. ING Group will transfer all assets and reinsure the liabilities of the business through Scottish Re. In addition ING Group will pay Scottish Re a ceding commission of EUR 450 million. The agreement with Scottish Re is expected to result in a loss for ING Group of approximately EUR 500 million after tax, including the ceding commission mentioned above. Of that EUR 500 million, EUR 260 million was taken as a charge in 2004. The remaining EUR 240 million will be amortized over the life of the business, resulting in a charge to the profit and loss account of
EUR 25 million in 2005 and gradually decreasing in subsequent years as the business runs off. The transaction was completed on January 4, 2005.

On October 8, 2004, ING Group and Allianz Group (Germany) announced that ING Canada had concluded a definitive share purchase agreement for the acquisition of Allianz’s property and casualty insurance operations in Canada for EUR 228 million. On December 9, 2004, ING Canada announced the closing of the acquisition pursuant to which it acquired Allianz of Canada and its subsidiaries: Allianz Insurance Company of Canada, group insurer Trafalgar Insurance Company of Canada and Canada Brokerlink.

On August 12, 2004, ING Group acquired Mercator Bank, a Belgium medium-sized savings bank. The negative goodwill amounted to EUR 26 million and is added to shareholders’ equity.

On July 20, 2004, ING Group announced its intention to sell CenE Bankiers to Van Lanschot (The Netherlands) for approximately EUR 250 million. On October 1, 2004 the sale was completed.

On May 13, 2004, ING Group announced that it had entered into a letter of intent regarding the sale of its Australian non-life interests to QBE Insurance Group (Australia) of Mercantile Mutual Insurance Limited, Mercantile Mutual Insurance (Workers Compensation) Limited and its 50% stake in the QBE Mercantile Mutual joint venture for EUR 431 million. The sale was completed on June 30, 2004. An additional EUR 14 million is payable by QBE Insurance Group in February 2007 subject to the run-off of pre-joint venture net insurance liabilities.

At the end of May 2004, ING Group acquired the Dutch real estate fund Rodamco Asia. As a result, the fund was delisted from Euronext in Amsterdam and will be delisted from the Frankfurt Stock Exchange in 2005. The goodwill amounted to EUR 22 million and is charged to shareholders’ equity.

On March 8, 2004, ING Group announced it had reached an agreement with Macquarie Bank Limited (Australia) for the sale of its Asian cash equities sales, trading, research and capital market operations in 10 countries in Asia and key locations in Europe and the United States. The transaction was completed in the third quarter 2004.

RECENT DEVELOPMENTS

On March 25, 2005 ING Bank announced an agreement with the Bank of Beijing to acquire up to a 19.9% holding for a consideration of approximately EUR 166 million as part of a broader strategic alliance. Subject to final regulatory approvals, ING Bank will take two seats to join the current 15-person board of directors of the Bank of Beijing as part of the strategic alliance.

On March 15, 2005, ING Group announced it will propose to the Annual General Meeting of Shareholders the appointments of Christine Lagarde (born 1956, French nationality) as of April 27, 2005, and Jan Hommen (born 1943, Dutch nationality) as of June 1, 2005, as members of the Supervisory Board of ING Group.

On February 28, 2005, ING Group announced it will reduce its 87.77% ownership in ING Bank Slaski by 12.77%. The reducement was completed in March 2005 through a secondary offering. By reducing its stake ING Group complies with a requirement of the Polish regulator set in 2001.

On January 13, 2005, ING Canada announced that the underwriters of its initial public offering had exercised their over-allotment option in full and purchased an additional 5,232,000 common shares of ING Canada at the offering price of CDN$ 26 for gross proceeds of CDN$ 136 million. The total proceeds of the IPO of CDN$ 1,043 million resulted in a net gain of about
EUR 285 million for ING Group, of which EUR 24 million will be recorded in 2005. Following the offering we held approximately 70% of the common shares of ING Canada.

GROUP STRATEGY

Key points

•	Value-based management at the heart of ING’s renewed strategic focus

•	New management structure client-oriented and based on accountability

•	Divestments free up capital to reduce leverage and to invest in future profitable growth

•	Good results in 2004 supported by focus on execution skills

ING renewed its overall strategic direction in 2004. Our aim is to create value, which means outperforming our peers when it comes to shareholder return. In order to achieve this, ING focused on good execution skills in its core businesses and actively managed its business portfolio. Implementing these priorities allowed us to lay the foundations for profitable growth.

Managing for value

ING expanded at a fast pace in the past decade. After the initial mergers in the Netherlands, a number of acquisitions followed in Europe, the Americas and Asia. This has allowed ING to develop into a world player in the financial sector, with expertise in insurance, banking and asset management. Nationale-Nederlanden, Postbank and ING Bank in the Netherlands, ING Belgium and the wealth management and pension business in the United States all form part of ING’s businesses in mature markets. ING Direct, the life insurance operations in developing markets and pension activities are ING’s main growth business.

It is key in ING’s new strategic direction to gear each of these businesses in their own way towards the same target, and that is to create value. Managing for value is at the core of ING’s strategy. It forms an inherent part of ING’s financial objective: “to deliver value through a combination of return and growth higher than our peers”. ING wants to make sure that, over a longer period, its shareholders have a better total return (return on shares in the form of capital gains and reinvested dividends) on their investment in ING than on most other investments in the financial sector.

Simplifying the management structure

One of the first steps taken in 2004 in order to facilitate the value-creating process was the introduction of a new management structure. Based on the principles of transparency, accountability and client-focus, ING reorganised its activities in six functional business lines: three business lines manage the insurance activities in respectively Europe, the Americas and Asia/Pacific, while ING’s banking activities are managed by a business line each for Wholesale Banking, Retail Banking and ING Direct. Creating this new structure meant abolishing several management committees. Direct reporting lines replaced these committees, raising as such the speed of decision-making. Direct reporting lines also ensure personal empowerment and more accountability which is key in a company that manages for value, because personal empowerment and accountability are the best guarantee for good execution.

Focus on execution

Good execution skills are vital in the value-creating process. Execution stands for implementing plans. In 2004, ING successfully repositioned itself in the wholesale banking market. ING’s insurance business in the Netherlands introduced a far-reaching plan to improve its customer service, with positive results so far.

Execution also means we want to excel at what we do. ING’s business lines sharpened their focus on profitable top-line growth, managing costs, managing risks and showing bottom-line results. These four pillars are all equally important to generate above-average returns for shareholders. The good financial results of ING Group in 2004 underline the efforts ING’s business lines undertook in these areas last year. Operating net profit went up by 33.0%, revenue growth was 4.7%, compared to a growth in operating expenditure of 2.6%.

In order to support the execution skills on the company floor, ING set up a work shop for business managers to sharpen their focus on managing for value, because good execution comes from ING’s employees. They are the company’s most important asset and only via them can a better performance in value creation be achieved.

Exemplary customer service

We also count on our employees to have the right attitude towards the customer, because the customer is fundamental in ING’s businesses. To underline the importance of good customer service, we amended our mission statement in 2004 to: “To set the standard in helping our customers manage their financial future”. We have placed customer satisfaction in all our markets as a key indicator of business performance, and we are acting upon it. In certain of ING’s businesses, customer ratings are already high and need to be maintained at these levels. Clients judge Postbank first of the major banks in the Netherlands when it comes to service. Close to 80% of ING Direct’s customers indicate they are more satisfied with ING Direct than with other financial institutions they deal with. Surveys show ING Wholesale Banking’s cash management services are highly appreciated by its clients. In other business units, ING is raising its efforts to bring customer satisfaction up to par. Our efforts to improve customer services at our Dutch insurance business company Nationale-Nederlanden are starting to pay off. Customer satisfaction ratings went up substantially in 2004.

Containing costs

The financial services industry is a mature industry, making it indispensable for any company in our sector to focus on costs. Cost containment is particularly important in ING’s businesses in mature markets in the United States and Benelux. Operational efficiency and cost control, combined with excellent customer service are the way forward in these markets. In 2004, underlying cost developments were generally under control. ING will continue to pay special attention to cost containment.

Active business portfolio management

An important contribution to value creation comes from active management of the business portfolio. In 2004 this strategic priority manifested itself mostly through a number of divestments. These led to a better allocation of capital and strengthened ING’s financial position, witness thereof the sharp improvement in ING’s debt/equity ratio to 9.9% from 14.4% at the end of 2003.

A carefully chosen set of criteria guide ING’s portfolio-management decisions. In judging whether a business can be defined as ING’s core activities or not, growth opportunities are taken into account, as much as return potential, volatility, the scale of the business in question and its integration possibilities. It is the balance of answers to these questions that steer ING’s decision to disengage from certain business activities.

In 2004, ING sold its insurance activities in Argentina, its health insurance activities in the Netherlands (NN Zorg), its Asian cash equities business and its interest in non-life insurance in Australia. With GE Commercial Finance, we reached an agreement to restructure our mutually owned working-capital joint venture, NMB-Heller. In the United States, ING announced the agreement to sell the tied-agent business of Life of Georgia and decided to exit the individual life reinsurance business, while in Canada we completed an initial public offering of a part of our non-life business. ING also sold Delta Asset Management in the United States and CenE Bankiers in the Netherlands (a subsidiary specialising in commercial and private banking). This was followed by the sale of the German unit ING BHF-Bank and of Baring Asset Management later on in the year.

The total of these divestments freed up EUR 1.5 billion in regulatory capital in 2004, money which ING will also use to invest in areas showing clear growth potential for the future.

Investing in future growth

Investing in future growth means investing in the right markets and the right product lines. We focus on further organic growth in our existing businesses, such as our businesses in Benelux, where over the years we have achieved strong results thanks to a focus on top-line growth and cost efficiency. Also in the important savings market of the United States, ING aims to achieve further organic growth.

Next to organic growth, future growth will also result from business portfolio management. In 2004, we only made investments in activities complementary to our own, such as Rodamco Asia, the savings customers of Egg France and some of the activities of Allianz in Canada. In Korea, ING acquired a 49% stake in a bancassurance joint venture with Kookmin Bank, called KB Life.

For clear future growth potential, three areas of business stand out: ING Direct, ING’s life insurance operations in developing markets and opportunities derived from worldwide pension reforms. In all of these markets ING already has a strong starting position. ING Direct is the leading direct bank in the world and it was built largely from scratch. In life insurance, ING occupies the number two position as international insurer in Asia and the overall number one position in Central Europe and Russia, both based on premium-income. Pensions have been a core activity for ING for 150 years. At the end of 2004, ING’s pension assets under management amounted to EUR 183 billion, up from EUR 158 billion a year earlier, and its importance keeps growing. With further selective expansion, ING wants to capture the growth potential that these business areas continue to offer.

The importance of economic profit

In order to measure its performance on value-based management, ING focuses on economic profit, which measures profit beyond the cost of capital. In the past, it was often considered sufficient to focus on accounting profit, because capital was abundant and profit and value creation went hand in hand. In today’s circumstances, capital is scarce and the right allocation of capital is key as it is a major element to value creation. This makes economic profit a key measure when managing for value. Two important indicators help ING: Risk-Adjusted-Return on Capital (RAROC) and Internal Rate of Return (IRR). RAROC measures value creation in ING’s banking activities. IRR on new business stands for the internal rate of return realized on new life business written and is a good measure of value creation in ING’s insurance activities. ING improved on both measures in 2004, encouraging us to continue with the implementation of the new strategic focus.

Conclusions and ambitions

ING sharpened its strategic focus in 2004. Managing for value became the core of ING’s strategy. Good execution, a focus on the customer and active business portfolio management led the way to improved results. But ING’s strategy does not focus on one year. ING wants to offer continuity to its investors, providing them with better returns on their investment in the longer run. We will therefore continue to emphasize and implement the renewed strategic focus, by optimizing the business portfolio, guiding the business lines towards good execution skills and investing in future growth. The final result of this strategy will be a business mix that respects ING’s identity, offers more value-creating opportunities and rewards our shareholders with a better total shareholder return.

CORPORATE GOVERNANCE

Corporate governance refers to the proper management and supervision of companies. The year 2004 was the year of the implementation of the Dutch Corporate Governance Code (“Tabaksblat Code”). During 2004, ING adapted its practices, its Articles of Association and the charters of the Executive Board and the Supervisory Board to the extent necessary in order to comply with the Tabaksblat Code.

Application of the Dutch Corporate Governance Code

In a separate document, entitled: “The Dutch Corporate Governance Code – ING’s implementation of the Tabaksblat Code for good corporate governance” (which can be downloaded from www.ing.com and can be ordered in print through the same website), ING Group sets out whether and how it applied each of the best-practice provisions of the Dutch Corporate Governance Code (“Tabaksblat Code”).

The ING Group corporate-governance structure as reflected in this document, including some deviations from the Tabaksblat Code as explained, will be submitted for approval to the Annual General Meeting of Shareholders in 2005. Once the corporate-governance structure is approved by the General Meeting of Shareholders, ING will be considered to be in full compliance with the Code.

Changes in 2004

As the Executive Board and Supervisory Board decided to implement the Dutch Corporate Governance Code expeditiously, the best-practice provisions of the Tabaksblat Code were already applied in the preparation for and the follow-up of the 2004 General Meeting of Shareholders as much as possible. This was reflected in the agenda for this meeting, not only in the breakdown of the various items to be discussed, but also in the contents of the resolutions passed at that meeting, e.g.:

•	the adoption of the remuneration policy for the Executive Board members;

•	an amendment to the Articles of Association to bring these into line with the best practices detailed in the Code and with the requirements of the Act on the large-company regime, which became effective in the meantime. One of the most significant amendments is the abolition of the required larger majority for the rejection of a binding proposal for nomination to the Executive Board or Supervisory Board and for dismissal of a member of either Board. Moreover, under the amended Articles of Association, the number of shareholder votes required for an item to be submitted for inclusion in the agenda of the General Meeting of Shareholders is reduced to 1 per mille of the share capital,or a total stock-price value of EUR 50 million;

•	three new Executive Board members – Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren – were appointed for a period of four years and shall be eligible for reappointment for four years without any limit to the number of times they may be reappointed, taking into account ING’s retirement rules for Executive Board members. As they were already employed by ING, their employment contracts were continued on the same basis, taking into account their existing contractual rights as regards severance payments.

Following the General Meeting of Shareholders, the draft minutes of that meeting were disclosed on the ING website. Moreover, the Supervisory Board appointed a Company Secretary (the General Counsel) in February 2004, and adopted a whistleblower procedure, which has since been approved by the Dutch Central Works Council.

In accordance with the Tabaksblat Code, ING announced a more active role as an institutional investor and published its global voting policy on its website.

With effect from the publication of the 2003 results in February 2004, ING’s periodic meetings with analysts, such as those held after publication of the quarterly, half-year and annual figures, can be followed simultaneously by telephone or webcast.

Finally, the charters of the Supervisory Board and its committees and of the Executive Board were brought into line with the best-practice provisions of the Tabaksblat Code and were made available on the ING website.

Committees

The Supervisory Board has three Committees: the Audit Committee, the Renumeration and Nomination Committee and the Corporate Governance Committee.

Audit Committee

The Audit Committee consists of four members and meets at least four times a year of which at least one meeting a year with the external auditors, without the members of the Executive Board being present. The Committee consists of Aad Jacobs (chairman), Claus Dieter Hoffman, Paul Baron de Meester and Jan Timmer. The Audit Committee advises the Supervisory Board in observing its responsibility for ensuring that the Group’s financial systems provide accurate and up-to-date information on its financial position and that the Group’s published financial statements represent a true and fair reflection of this position. It also advises the Supervisory Board in ensuring that appropriate accounting policies, internal controls, risk management, compliance procedures and tax policy are in place. The meetings are attended by the chairman and vice-chairman/CFO of the Executive Board. The general manager(s) responsible for risk control, financing and accounting of Corporate Control & Finance, the General Counsel, the Group Actuary and the internal auditor and the external auditors also attend its meetings.

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

Corporate Governance Committee

The Corporate Governance Committee meets at least once a year and consists of four members. The current members are Cor Herkströter (chairman), Luella Gross Goldberg, Paul van der Heijden and Jan Timmer. The primary tasks of the Corporate Governance Committee are to perform an annual evaluation of ING’s corporate governance as a whole and the governance of the Executive Board, to make proposals to the Supervisory Board and to the Annual General Meeting for improvements and to ensure that the corporate governance of ING as a whole and the policy on which it is based is fully transparant and communicated in the Annual Report and to the Annual General Meeting of Shareholders. From the Executive Board the meetings are attended by the chairman and vice-chairman.

Corporate Governance Differences

Under the New York Stock Exchange’s (“NYSE”) listing standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies:

•	We have a two-tiered board, in contrast to the one-tier board used by most US companies. In the Netherlands, a Naamloze Vennootschap (public limited liability company) has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general Executive Board members are employees of the company while members of the Supervisory Board often are former captains of state or industry and sometimes former members of the Executive Board. Usually the members of the Supervisory Board are independent of the company in the sense of the NYSE listing requirements. Our Audit Committee, Corporate Governance Committee and Remuneration and Nomination Committee are comprised of members of the Supervisory Board.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Tabaksblat Code contains a “comply-or-explain” principle, offering the possibility to deviate from the Tabaksblat Code as long as any such deviations are explained.

•	Dutch law requires that our external auditors be appointed at the General Meetings of Shareholders and not by the Audit Committee.

•	Our Articles of Association provide that there are no quorum requirements to hold a General Meeting of Shareholders, although the taking of certain actions may require a quorum.

•	The shareholder approval requirements with respect to equity compensation plans under Dutch Law and the Tabaksblat Code differ from those applicable to US companies which are subject to the NYSE’s listing standards. Under Dutch Company Law and the Tabaksblat Code shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.

CORPORATE ORGANIZATION

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct). The function of the Supervisory Board is to supervise the Executive Board and the general course of events in the Company’s business, as well as to provide advice to the Executive Board.

Business Lines

The Executive Board (supported by various corporate staff departments) determines the Group’s corporate strategy, prescribes capital base ratios and reserving levels, allocates resources, sets financial performance targets and risk profiles for the business lines, appoints senior management, manages the Group’s corporate image, establishes information technology strategy and monitors the realization of the objectives established for the Group. Certain actions of the Executive Board are subject to the approval of the Supervisory Board, including the issuance or cancellation of shares, significant acquisitions, the declaration of interim dividends, material capital expenditures and matters concerning substantial changes in employee relations. Each business line formulates the strategic, commercial and financial policies in conformity with the group strategy and performance targets set by the Executive Board. Each business line is also responsible for the preparation of its annual budget, which is then approved and monitored by the Executive Board. In addition, each business line, furthermore, approves the strategy, commercial policy and the annual budgets of the business units in its business line and monitors the realization of the policies and budgets of that business line and its business units. The six business lines, which are subdivided in business units, are:

     Insurance

Insurance Europe

Operates the insurance activities in the Netherlands, Belgium and Central Europe and Russia and the asset-management activities in Europe. In these countries, we offer life insurance products with a particular focus on pensions. In the Netherlands and Belgium, we also offer non-life insurance products. ING has leading market share positions in the Netherlands and Belgium and throughout Central Europe and Russia.

Insurance Americas

Holds insurance operations and asset-management activities in the Americas. It has strong market positions in the United States, offering retirement services, annuities and life insurance products. It also has leading positions in non-life insurance in Mexico and Canada. Furthermore, we are active in Chile, Brazil and Peru.

Insurance Asia/Pacific

Holds the life insurance operations and asset/wealth management activities in Asia/Pacific. It has well-established positions in Australia, Hong Kong, Japan, South Korea, Malaysia and Taiwan. We consider that our activities in the Indian, Chinese and Thai markets are future growth engines for ING.

     Banking

Wholesale Banking

In charge of our global wholesale banking activities. It has five business units: Clients, Network, Products, Corporate Finance and Equity Markets, and Financial Markets. It offers a full range of products to corporate clients and financial institutions in the Benelux markets. Beyond these domestic markets, it has a more selective and focused client and product approach.

Retail Banking

Undertakes retail banking activities in the Netherlands, Belgium, Poland, Romania and India. Retail Banking also offers private banking in selected markets such as the Netherlands, Belgium, Switzerland, Luxembourg and several countries in Asia.

ING Direct

Operates direct retail-banking activities for individual clients in the United States, Canada, Australia, the United Kingdom, France, Italy, Spain, Germany and Austria. It primarily offers savings and mortgage products.

INSURANCE EUROPE

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Total operating income	16,209	16,537	15,709
Operating profit before tax	1,733	1,791	1,296

The Netherlands

Distribution

ING’s insurance operating companies within the Netherlands are grouped under the following four distribution channels:

Direct marketing	Independent intermediaries	Branches	Tied agents
Postbank	Nationale-Nederlanden Movir	ING Bank Nederland	RVS

These operating companies have tailored their insurance products and services for certain target markets and distribution channels. For example, through the direct marketing channel (using the Postbank brand), ING offers primarily basic retail insurance products, while other distribution channels are more suitable for selling complex products requiring more personal service and specialized advice. ING considers the degree of personal service and specialized advice as an important factor in determining how to distribute its products and services in the Netherlands.

Products

The Group’s insurance and banking products and services are offered to the Dutch market through each of ING Nederland’s four distribution channels. The following is a summary of the primary insurance products offered.

Life products

ING’s life insurance products in the Netherlands consist of a broad range of participating (with profit) and non-participating (without profit) policies written for both individual and group customers. Participating policies share in either the results of the issuing company or the investment returns on specified assets. In recent years, an increasing number of ING Nederland’s policies consist of policies that participate in the investment return of a specified investment fund, consistent with the trends in the Dutch market.

Individual life. Individual life products include a variety of endowment, term and whole life insurance policies. ING offers single and recurring premium policies which are primarily linked to mortgages and also used for the funding of individual retirement benefits. These policies are often connected with tax incentives offered by Dutch law. Benefits under these policies are payable typically at the age of 60 to 65 on early death or supplementary to (company) pensions. The single premium endowment policies are mainly excess interest sharing, whereby policyholders receive profit sharing payments, which depend on the profit of the ING’s insurance company.

Group life. Group policies are designed to fund private pension benefits offered by a wide range of businesses and institutions as a supplement to government provided benefits. These benefits include sums assured, annuities, disability benefits and widow’s and orphan’s benefits. For corporate clients, customized policies are offered to meet the needs of individual employers. For small and medium sized companies, standardized policies providing specified benefit levels are offered.

Non-life products

Fire. ING’s fire insurance policies provide coverage to both individual and commercial clients. Fire policies generally provide coverage for a variety of losses, including, but not limited to, fires, storms, burglary and other perils. Individual coverage is provided on both a single-risk and multi-risk basis, with multi-risk policies providing coverage for loss or damage to dwellings, damage to personal goods and liability to third parties. Commercial coverage is provided to Dutch companies for buildings and facilities in the Netherlands and includes ordinary and commercial risks.

Automobile. The automobile policies provide coverage to individual and commercial (fleet) insured for third-party liability (including property damage and bodily injury), as well as coverage for theft, fire and collision damage. Coverage for third party liability is required by law to be maintained with respect to each licensed motor vehicle. Other additional coverage is optional. Dutch law does not require that insurance be maintained for damage suffered by the policyholder, the driver of the vehicle or the vehicle itself. Policies are generally written for a minimum period of one year.

Disability and Health-Care. ING provides disability and health care insurance on both an individual and group basis. In 2004, ING formed a strategic alliance with Onderlinge Nationale Verzekeringen tegen Ziektekosten (“ONVZ”) regarding health insurance business. The types of risks covered by disability and health policies include death by accident and temporary and permanent disability. In the Netherlands, the government is decreasing its role in the field of disability insurance and sick pay, creating new opportunities for insurance companies to provide private-sector coverage for benefits previously provided by the Dutch government. ING offers a broad range of disability insurance products and complementary services for employers and individual professionals (such as dentists and lawyers).

Other Non-life. Other non-life insurance consists of transport and aviation insurance, third party liability insurance and indirect premiums (incoming reinsurance premiums).

Belgium

ING Insurance products targeted at the Belgian market are offered by ING Insurance SA/NV, since early 2002. These products are marketed through banking networks and independent brokers allowing the customer to opt for the channel of his/her choice.

Central Europe and Russia

The Group has life insurance companies in Hungary, Greece, Poland, the Czech Republic, Slovakia and Romania. The Group has pension funds in Poland, Hungary, the Czech Republic, Slovakia, Bulgaria and Russia. Together, these operations serve nearly 5 million clients throughout the region. In the past years, the life insurance and pension businesses in Central Europe and Russia have created substantial value for ING.

Our main objective is to continue the stable creation of value. To achieve this objective, ING Central Europe Insurance will implement a two-pronged strategy. First, we seek to improve the value of the existing operations by improving distribution and products and achieving operational excellence. Second, ING aims to achieve economies of scale and develop operations in countries with significant growth potential. Several countries are planning pension reforms, and ING is positioning itself to capture business opportunities created by these reforms.

Spain

ING Nationale-Nederlanden was established in Spain, in 1978. It offers individuals and families saving and pension solutions. The central office and its team of professionals consists of more than 700 people. It has a commercial network of 2,500 people. It provides insurance and investment advice to more than one million clients through its more than 55 offices.

ING Investment Management Europe

ING Investment Management Europe (“ING IM Europe”) is responsible for managing the investments of ING’s insurance companies in Europe. It also manages equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank, ING Belgium, Postbank, Nationale-Nederlanden and third party distributors. In addition, ING IM Europe is responsible for managing the treasury activities of ING Insurance.

INSURANCE AMERICAS

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Total operating income	28,112	27,589	35,350
Operating result before tax	1,669	1,310	1,430

ING Insurance Americas (“ING Americas”) is comprised of three broad geographic-based business units in the United States, Canada and Latin America (including Mexico). ING Americas primarily offers various types of insurance, mutual funds, brokerage services and institutional products, including group reinsurance and principal protection products, as well as retail and institutional asset management. In addition, ING offers retail banking products and limited corporate and investment banking products and services in certain countries in the Americas through other ING business units.

ING Americas’ combined insurance operations place it among the top ten life insurers in the United States based on life and annuity premiums written. ING Americas’ total assets under management at the end of 2004 amounted to EUR 163 billion. ING Americas ranks as the number one international insurer in Latin America and is the largest property and casualty underwriter in Canada.

United States

Through its U.S. business operations, ING Americas offers a wide range of products that include traditional life, variable universal life, interest sensitive life, universal life, group life, stop loss, group reinsurance, guaranteed investment products, variable and fixed annuities, mutual funds, and retirement products that meet the requirements of 401(k), 403(b) and 457 plans. Distribution channels include independent producers, career agents, broker dealers and financial institutions.

On December 31, 2004, insurance company subsidiaries doing business under ING America Insurance Holdings, Inc., our U.S. insurance holding company, included the following: ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ING Insurance Company of America, Security Life of Denver Insurance Company and ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York.

ING has a long history in the United States and is committed to further strengthening its existing US operations and optimizing their performance. Although in the process of consolidating, the U.S. life and non-life markets remain fragmented and subject to intense competition as clients move towards investment, savings, and pure risk products. Increasing bank participation in the insurance market may also intensify competition. Business units in the U.S. have been organized by client segment to support the offering of the entire breadth of ING products to ING’s target markets, through the distribution channel of the client’s choice.

In 2004, ING Americas operated in the United States in two business segments: US Financial Services (which includes retail-oriented businesses, worksite financial services, retirement services and institutional businesses), and ING Investment Management. The activities of each segment are described below.

United States Financial Services

ING US Financial Services (“USFS”), is comprised of six primary business units, which provide a wide variety of financial products and services to individuals both on a retail basis and through their employers. These business units are: Individual Life Insurance, Annuities, Retirement Services (which includes Defined Contribution Pensions and Rollover/Payout business), Group Insurance, Mutual Funds and ING Advisors Network. An extensive distribution network, Internet, a Voice Response Unit (VRU) and customer service representatives support products and services. The primary customer target market is the mass affluent segment. Additionally, institutional customers are served in two areas: group reinsurance, through ING Re, and principal protection products, through ING Institutional Markets. The divestment of the individual life reinsurance business to Scottish Re was completed on

December 31, 2004. The sale of Life Insurance Company of Georgia is expected to be completed in the second quarter of 2005.

USFS products comprise a wide range of individual insurance and investment products, including variable universal life, universal life, and term insurance, fixed and variable annuities and mutual funds. Group insurance and employee benefit-related products and services are also offered, and include group life and disability insurance, dental and vision plans, defined contribution retirement plans, tax-sheltered annuities, voluntary employee-paid products and stop-loss coverage. Products focused on the corporate-owned insurance markets are also available. Additionally, USFS offers financial services such as financial planning, investment advisory services, pension plan administrative services and trust services primarily through the approximately 8,900 financial professionals affiliated with the wholly owned broker-dealers in ING Advisors Network.

ING Investment Management

ING Investment Management Americas (“ING IM Americas”) is comprised of two primary business activities: proprietary assets and third party business. ING IM Americas manages proprietary assets for ING Americas’ insurance entities, investing in a diverse mix of public fixed income, private placements, structured products and commercial mortgages. Third party business units include mutual fund sub advisory, institutional assets, alternative assets, and managed accounts.

Assets are managed in a wide range of investment styles and portfolios including: domestic and international equity funds across the value, blend and growth styles and small, mid- and large capitalization, domestic fixed income portfolios across the major bond market sectors, balanced portfolios, fund of hedge funds, and private equity.

Third-party products are distributed through proprietary, affiliated and outside distribution channels. The mutual funds it sub-advises for USFS are distributed primarily through USFS products (including worksite retirement products, individual annuity products and life insurance products), through ING and third-party financial intermediaries, and through ING’s Internet bank, ING Direct. ING IM Americas institutional investment strategies primarily serve the defined benefit market and are distributed directly to pension plans and through consultants by ING IM Americas dedicated institutional sales force as well as through affiliated ING distribution channels in Europe and Asia/Pacific.

Alternative products are targeted to high net worth individuals and institutional investors. These products include hedge fund of funds, private equity, structured products and single strategy hedges funds which we distributed primarily through proprietary distribution channels. ING IM Americas managed account business serves almost 20,000 high net worth customers by offering individually managed portfolios through financial intermediaries.

ING IM Americas’ business strategy is to further leverage the powerful distribution network existing in ING’s affiliate businesses and expand the model of maximizing the number of distribution channels for a given investment product or capability.

Canada

ING Americas’ business strategy for Canada is centered around risk management expertise delivered through strong manufacturing and distribution capabilities. In addition, a wealth management capability supports the distribution network.

ING Canada is the largest provider of property and casualty insurance in Canada with a market share of approximately 13%. In 2004, ING Group sold a 27.1% equity interest (increasing it to approximately 30% in 2005 upon the exercise by the underwriters of the over-allotment option) in ING Candad through an initial public offering reducing its share to approximately 70%. ING Canada’s shares are listed on the Toronto Stock Exchange (TSX-IIC.LV).

ING Canada’s principal insurance products are automobile and property and liability insurance, which are marketed to individuals and to small and medium size businesses. ING Canada also offers commercial specialty lines products, such as marine, surety and other niche products.

ING Canada uses independent brokers as its primary distribution channel, accounting for approximately 90% of direct premiums written. ING Canada also sells products directly to customers through the Internet and by telephone through call centers in Quebec and Ontario. Currently, ING Canada has in total approximately 2.9 million insurance policies in force.

In addition to insurance operations, ING Canada also has a mutual fund operation, ING Funds, and a registered mutual fund dealer, ING Wealth Management. It focuses on delivering financial solutions to ING clients through a number of distribution partners.

In December 2004, ING Canada acquired Allianz Canada, the thirteenth largest property and casualty insurance company in Canada. Allianz Canada is the sole shareholder of two insurance companies: Allianz Insurance Company of Canada and Trafalger Insurance Company of Canada. In addition, Allianz Canada owns Canada Brokerlink, Inc., a brokerage network with activities in two Canadian provinces. As a result of the transaction, ING Canada acquired approximately, 449,000 policies in force.

Latin America

ING Americas seeks to be a leading player in emerging and other selected markets outside North America which have the potential for attractive long-term returns. Therefore, ING Americas sells through subsidiaries and joint venture affiliates, life insurance, health insurance, pensions, auto, property and casualty insurance, and financial services products in selected markets in strategic Latin American markets. It focusses its activities on the Brazilian, Chilean and Mexican markets. ING also has a presence in the AFP (privatized pension) and annuities markets in Peru. We expect that the evaluation of non-strategic activities for divestment will continue throughout the Latin American operations.

Mexico

ING Americas’ current presence in Mexico consists of the largest insurance company, ING Comercial America (“ING CA”), and ING Comerical America Afore, which is a top five pension company in Mexico . ING CA is the market leader in the Mexican insurance industry with premium income of EUR 1.6 billion in 2004. ING CA has its strongest market positions in auto (ranked second), commercial property & casualty business (ranked first) and health insurance (ranked second). We are focusing our efforts to grow our business in personal lines of insurance, in particular life and wealth accumulation products.

ING Comercial America Afore, a privatized pension savings fund business, has more than 2.6 million clients and assets under management exceeding EUR 3.1 billion.

Argentina

In 2004, ING placed the life insurance business in Argentina into a service-only mode. The sale of the company was completed at the end of March 2005.

Chile

ING Americas has been gaining scale in order to become a leading financial services group in Chile. It rankst first in the life and health insurance markets. In 2004, total revenues (premium income and asset management fees) in Chile were EUR 555 million and assets under management were EUR 7.2 billion at year-end 2004.

Brazil

ING has a 49% joint venture partnership in Sul America, positioning ING at the forefront in the largest South American insurance market. Sul America’s health insurance business ranks first based on premiums written. It also offers products such as life and personal accident, pension, auto, other property and casualty, and fund management activities. Co-branded wealth management products were launched in 2004.

Peru

ING has a 60% stake in AFP Integra, the leading private pension fund in Peru with approximately EUR 1.9 billion in assets under management at year-end 2004. ING also has a minority stake in InVita Life, which offers life, survivor and disability insurance, as well as annuities.

INSURANCE ASIA/PACIFIC

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Total operating income	10,487	8,424	8,778
Operating result before tax	751	411	574

Insurance Asia/Pacific (“IAP”) is comprised of business units operating in certain Asian countries, Australia and New Zealand. The key markets are Australia/New Zealand, Hong Kong/Macau, Japan, Malaysia, South Korea and Taiwan. In addition IAP has launched smaller start-up businesses in China, India and Thailand. IAP’s business units offer primarily various types of life insurance and asset/wealth management products and services, as well as retail and institutional asset management. In addition, we offer asset management in the Philippines and Singapore.

In general, the positive trends experienced in 2003 in the businesses of IAP continued through 2004. Australia, Japan, South Korea and Taiwan are the major contributors to the IAP’s operating result before tax. With the exception of Japan and Australia, IAP’s distribution of life insurance products in the region has been dominated by tied or career agents. However, this is changing with the growth of independent agents, financial planners, and bancassurance, together with e-business, which is making inroads of both direct customer access and supporting intermediary channels.

Market positioning strengthened in several countries through joint ventures as well as strong organic growth. In Australia and New Zealand, the life insurance and funds management joint venture with Australia New Zealand Banking Group Limited (“ANZ”). In China, a life insurance joint venture with Beijing Capital Group received approval to open a new branch in Beijing in 2004. Also in China, the Shanghai joint venture with China Pacific Insurance Company began operations in the Guangzhou province. In South Korea, ING invested in a new bancassurance joint venture, KB Life, with Kookmin Bank. ING Malaysia began operations at its new fund management company. As part of its active global portfolio management of businesses, ING sold its 50 per cent share in the Australian non-life insurance joint venture to its former partner, QBE, in June 2004.

A regional office in Hong Kong supervises and supports all business units in the region, ensures implementation of strategy and standards, encourages synergies, both regionally and globally, and produces regional management reports to headquarters in Amsterdam.

Australia and New Zealand

ING Australia (the life and wealth management joint venture with ANZ) ranks third in the life insurance business with gross premiums written of approximately EUR 1.2 billion in 2004 and fourth in the wealth management business with assets under management of EUR 20 billion in 2004. ING Australia offers a wide range of life insurance and wealth management products through a network of financial planners and independent brokers. ING Australia is focusing on leveraging its reach and scale. Additionally, it has lowered its operational cost ratios, developed new product platforms, and grown the ANZ Bank distribution capacity and production through equity-owned distribution in multiple channels. In New Zealand, ING’s life businesses, ING Life and Club Life, are focusing on building market share and successfully finding ways to present an integrated set of products to their customers.

South Korea

In 2004, ING Life Korea was among the fastest growing international companies in South Korea. Currently it ranks fourth in the market, based on total premium income. ING Life Korea’s gross premiums written in 2004 amounted to approximately EUR 1.6 billion. Life insurance premiums continued to grow rapidly through ING’s productive agency force and bancassurance activities with Kookmin Bank. To further strengthen this position, ING Life’s priorities in 2005 include expanding distribution capacity to mass-affluent customers and broadening the product range. The extended strategic investment agreement with Kookmin Bank provides expanded distribution for life insurance and asset management products. ING’s 20% owned investment trust joint venture with Kookmin Bank ended the year 2004 with assets under management of over EUR 11.5 billion. It is the third largest asset manager in South Korea, based on assets under management. ING’s bancassurance joint venture with Kookmin Bank, KB Life, began operations in June 2004 and has performed well in relation to its peer companies. ING’s 49% shareholding started in January 2005.

Japan

In Japan, IAP plans to maintain its leadership positions in the Corporate Owned Life Insurance (COLI) segment and the Single Premium Variable Annuity (SPVA) segment. ING Life Japan’s gross written premium in 2004 was approximately EUR 3.5 billion. ING Life Japan ranks third in total annual sales in the SPVA segment based on assets under management. IAP will continue to be a producer for independent agents, banks and securities houses. Important new distribution alliances with three large banks have been successfully launched, and the product range will be broadened. The pension joint venture with Principal Financial Group (United States), which focuses on small and medium-sized companies, markets a comprehensive range of products related to defined contribution pensions. The pensions joint venture ranks sixth (based on the number of plans) among corporate defined-contribution pension plan providers in Japan. IAP will support the pensions and SPVA business by continuing to build its asset management proprietary funds capability.

Taiwan

Taiwan remains one of the most important markets for ING in the Asia Pacific region. IAP’s businesses in Taiwan include our life insurance company, ING Antai, which ranks fifth in the market based on total premium income, and a mutual fund joint venture with Chang Hwa Commercial Bank. Our products are distributed primarily through career life agents, although bancassurance is growing in prominence. Due to the continued low interest rate environment, the life business introduced a number of new life and health products in order to reduce capital risk and to improve returns and profitability. Improving investment performance within the investment mandates is also critical given the low interest environment.

Hong Kong and Macau

In Hong Kong and Macau, IAP offers a range of life insurance, non-life insurance and asset management products. The presence of IAP’s regional office in Hong Kong adds to ING’s capabilities in this market. IAP’s Hong Kong strategy is to focus on growing its market position, while continuing to develop alternative channels such as bancassurance and financial planning to accelerate growth for the life business. In particular, ING has deepened its relationships with regional banks by offering sales support and training to enhance operating efficiency and quality of sales. The non-life business aims to maximize synergies by cross-promoting its products with other ING businesses operating in Hong Kong. The pension business continues to seek and implement various cost reduction initiatives. The mutual fund business received encouraging response to its retail sales of ING structured products through local banks during the year.

Malaysia

In Malaysia, ING ranks fourth in terms of new life insurance business with a 10% market share. ING ranks first as a provider of employee benefits. In 2005, we expect to further broaden our product range, improve operational efficiency and expense performance to drive profitability. ING Malaysia has rebranded itself successfully from Aetna to ING leading to increased awareness of the ING brand. A separate bancassurance unit was established in 2004 to focus on and pursue the growing opportunities in this area. A new fund management operation was also started in April 2004 to provide “one-stop” wealth management services and products.

Thailand

In Thailand, ING offers a range of life insurance and asset management products. Both businesses will continue to focus on meeting accelerated greenfield sales and earnings plans through organic growth and strategic partnerships. The life business is expanding its bancassurance operations and pursuing additional banking partnerships while growing its agency force and improving agent productivity. The funds company has created a number of award winning funds which are helping it grow successfully by obtaining several important mandates.

China

In China, ING has three joint ventures. In Shanghai, Pacific Antai Life Insurance Company (PALIC), ING’s life insurance joint venture with China Pacific Insurance Company, currently ranks seventh in new business premiums and fifth in terms of total premium income. It continues to focus on improving agency productivity and developing alternative distribution channels, in particular bancassurance. PALIC obtained regulatory approval to sell group insurance policies in December 2004. In Dalian, ING Capital Life Insurance Company (ICLIC), ING’s life insurance joint venture with Beijing Capital Group, started operations in December 2002 and now ranks third by new business premium . In Shenzhen, China Merchant Funds, ING’s fund management joint venture with China Merchants Securities, launched China’s first open-ended fund and first money market fund during 2003. During 2004, China Merchants Funds grew its assets under management to over EUR 1 billion, and it is currently ranked thirteenth by assets under management among fund managers in China.

India

In India, IAP offers life insurance through ING Vysya Life Insurance Company Private Limited and asset management through ING Investment Management (India) Private Limited. In 2004, ING Vysya Life Insurance continued to focus on building and developing a large, professional tied agency force while increasing its distribution reach by opening new sales offices and adding bancassurance and corporate agencies. It also expanded its product portfolio to include unit-linked sales and group policies. ING Vysya Life is ranked ninth based on new business premium income in India among 12 private life insurance companies. ING Investment Management (India) Private Limited offers a range of mutual funds.

WHOLESALE BANKING

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Total operating income	5,761	5,825	5,765
Operating result before tax	1,932	1,272	596

A client focused organization

In 2004, Wholesale Banking concentrated its efforts on reshaping and repositioning its business. ING decided to refocus service with the full range of products to corporate institutions in the European home market, in particular the Benelux countries. Outside the home markets, our approach became more selective, in terms of both products and clients. This repositioning was a natural consequence of ING Group’s renewed strategic focus and the important shifts in global trends in the wholesale banking industry.

In line with the principles underlying the new structure of ING Group, Wholesale Banking moved away from its regionally organized structure, towards a functionally driven and more client-focused organization, with a particular emphasis on execution and accountability. The groundwork for this reorganization was put in place in 2004 and was fully implemented by January 2005. The new organization allows for a much more unified approach to clients. Senior account managers work directly with clients and are supported by sector heads and senior bankers, who provide the essential link between the key client and product divisions within Wholesale Banking. These divisions also aim to further enhance their cooperation with Wholesale Banking’s Financial Markets division, whose business was also comprehensively restructured in 2004. The common aim of these different pillars of Wholesale Banking’s new organization is to find further cross-selling opportunities across all the business lines, which add value for the client and ING. As of 2005, mid-corporates in the Netherlands and Belgium also form part of the new Wholesale Banking organization. This strengthens the home market position of the corporate-client business and supports the wider initiatives to increase cross-selling opportunities of the full product range in these markets.

Divestments and acquisitions

Wholesale Banking’s repositioning and ING’s overall focus on optimal capital allocation means that portfolio management was an important focus in the Wholesale Banking business line. During 2004 ING sold: in Germany ING BHF-Bank (excluding its DHB subsidiary); in Asia the cash equities business, and in the Netherlands CenE Bankiers. We also reached an agreement to sell United Kingdom-based Baring Asset Management, the sale was completed in the first quarter of 2005. In the United Kingdom, ING purchased the asset finance, country finance and vendor finance businesses of Abbey National.

The divestments were part of Wholesale Banking’s continued efforts to streamline its international network. ING BHF-Bank no longer fitted into ING’s strategy. Therefore, we sold most of BHF-Bank’s activities to Sal. Oppenheim, including ING BHF’s asset management, private banking, financial markets and core corporate banking businesses, for EUR 600 million. An agreement, in principle, was also reached on the sale of the London Branch of ING-BHF-Bank to Deutsche Postbank and to sell part of ING BHF-Bank’s corporate lending portfolio to HVB Group. ING retains ING BHF’s 83.7% stake in Deutsche Hypothekenbank (DHB), a restructured loan portfolio of about EUR 1.3 billion, and ING BHF-Bank’s private equity activities.

The sale of ING’s Asian cash equities business to Macquarie Bank was part of Wholesale Banking’s decision to concentrate on providing value-added products and services to a selected group of clients in Asia. It also allows Wholesale Banking to position itself for future sustainable growth.

CenE Bankiers, a subsidiary that specialized in commercial and private banking, was sold to Van Lanschot. As a result of its specialization and intensive segment approach, CenE Bankiers had developed into a niche player with an independent status within ING. For these reasons, ING decided to sell rather than integrate CenE Bankiers with similar activities in Wholesale Banking or ING’s other private banking activities.

The streamlining of Wholesale Banking’s international network also meant further restructuring in other markets. Activities in Vietnam, Turkey, Thailand and Indonesia were reorganized to focus on certain client and product groups. Worldwide, Wholesale Banking will maintain its geographic coverage with branches or representative offices in more than 40 countries.

An important aspect of the new structure is the outward focus on clients’ needs, which is also reflected in Wholesale Banking’s revised mission statement: “to excel in delivering value-added financial solutions to our clients”. ING seeks to accomplish this through our knowledge of our clients’ businesses and competitive products. Wholesale Banking’s products include payments and cash management, lending and debt products, structured finance, securitization, syndication, securities services, leasing and diverse financial markets products (such as foreign exchange, integrated products and disintermediation, cash and derivatives products). Wholesale Banking also continues to improve its cross-selling of ING’s asset management and insurance products (especially employee benefits) and the services of ING Real Estate.

RETAIL BANKING

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Total operating income	5,035	4,773	4,814
Operating result before tax	1,170	1,058	1,023

Retail Banking

The retail banking business focuses on retail banking services to individuals, and to small- and medium-sized businesses and on private banking. These businesses are supported by a multi-product, multi-channel distribution approach. We serve two types of retail markets, each reflecting our different market positions and therefore each requires a slightly different approach with regard to the retail strategy. In the mature markets of the Netherlands and Belgium, our strategy is to assist our clients in areas such as wealth accumulation, savings and mortgages. We seek to distribute these different products through an efficient mix of channels appropriate to the client segments and products. In a number of selected developing markets (Poland, Romania) with the right demographics, economic growth potential and stabile institutional environment, our strategy is to become a prominent player in the local retail banking markets, providing our clients with simple but with quality products. In the mature markets, achieving operational excellence and cost leadership, combined with the right level of customer satisfaction, will be important for continuing profit growth. ING considers developing economies as opportunities for structural growth due to their strong demographics, rapid income growth, emerging middle classes, and relatively low penetration of the financial services sector.

The Netherlands

Postbank is ING’s on-line (direct) bank in the Netherlands. Postbank reaches its approximately 7 million individual customers through home banking, telephone, call centers, Internet banking, mailings and post offices. Using direct marketing methods, Postbank leverages its position as a leading provider of current account services and payments systems to provide other financial services such as savings accounts, mortgage loans, consumer loans, credit card services, investment and insurance products.

In 2004, Postbank successfully continued its marketing campaign for mortgages and savings. Postbank’s tied agent mortgage sales force, which was created two years ago, is having a positive effect by increasing substantially our share of new sales in 2004. Postbank has invested, and continues to invest, in becoming a top Internet bank in the Netherlands. Since the launch of its new website in 2004, the number of clients and sales through the Internet increased considerably to well over one million customers.

ING Bank Netherlands operates through a branch network of 250 branches. It offers to its one million individual and business customers, a full range of commercial banking activities and life and non-life insurance products. In response to customer demands, ING Bank restored a number of cash withdrawal points and basic banking functions in 2004.

Belgium

ING Belgium provides banking, insurance (life, non-life, employee benefits) and asset management products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices and 825 traditional branches. Its approximately 1.8 million customers can also access ING Belgium’s direct banking channels which consist of 800 fully automated branches (Self’ Bank), home banking services, and ING’s contact call center.

The rebranding process from BBL to ING Belgium, which started in 2003, was completed in 2004. External studies show that positive results with a spontaneous name recognition of 54% and total brand awareness of 97%. These figures are consistent with survey results for the former BBL brand. We consider this a success after only a year and a half of rebranding. We also reported strong growth in savings and investment products. Our subsidiary, Record Bank, strengthened its position by acquiring Mercator Bank. Through successive mergers, Record Bank is now the fourth largest savings bank in Belgium, based on non-bank client deposits, operating through independent agents

Central Europe

ING Bank Slaski provides a full range of banking services to its 1.8 million business and individual customers through a network of 330 branches, supported by ATMs and telephone, Internet and electronic banking. In 2004, ING Bank Slaski introduced a new performance-oriented organization structure. We also introduced a program to rationalize the product portfolio and launched new products and marketing campaigns in order to re-establish our market presence and market position. In Romania, we launched a new franchising concept based on the Self’Bank concept in Belgium and the ING brand. We believe this will help our growth in this market of 22 million people.

India

India represents a promising opportunity for ING to create value in retail banking. It is an attractive market in a rapidly growing and stable economy. ING Vysya Bank has continued to develop into a professional universal bank. The bank has 370 branches and a staff of more than 5,000 full-time employees supported by a sales force of tied agents, who provide services to its one million customers.

Private Banking

Private Banking provides wealth management services for high net worth individuals throughout the world. After the 2002/2003 restructuring, we believe Private Banking is now positioned for growth. To this end, we will raise the visibility of the Private Banking activities in our home markets and seek to penetrate ING’s existing client base in these markets. In new international markets, we will seek to attract new assets to the group. Across all operations, we believe that improved segmentation and better aligned products and services will further contribute to revenue growth. As of June 2004, ING Trust, which serves corporate and private clients, reports to Private Banking.

ING DIRECT

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Total operating income	1,705	1,045	618
Operating result before tax	432	151	(48)

The ING Direct line of business consists of two functional areas: a direct bank (ING Direct) and a stand-alone credit card operation (ING Card).The direct bank ING Direct is an important part of ING’s retail strategy. The strategy of ING Direct is to be a low-cost provider of financial services in large mature markets by offering clients best value for money and excellent service via call-centers, direct mail and the Internet. The main products offered are saving accounts and mortgages. ING Direct also sells a focused range of financial products such as mutual funds, e-brokerage services, pension management and life insurance.

ING Direct is active in nine countries. Each country forms a separate business unit, except for Austria, which is operated by the German business unit. All business units were profitable in 2004 except the United Kingdom, which started operations in May 2003 and is still incurring start-up losses. Ever since ING Direct started business in 1997, growth in clients, funds entrusted and mortgages have been substantial. In 2004, there was an autonomous increase of the client base by approximately 3 million clients, funds entrusted by EUR 46 billion and mortgages by EUR 12 billion. Brand awareness as well as customer satisfaction also continued to improve.

Compared to 2003, France and Italy turned to profit. The USA, Germany and Spain posted strong profit increases. Canada and Australia also produced double-digit growth in profit. Commercial developments in the UK have been much better than planned, with higher-than-expected funds entrusted and client numbers, which has resulted in lower than expected start-up losses.

In total, ING Direct’s customer base by year-end 2004 amounted to over 11 million customers. In 2004, ING Direct recorded strong growth in number of clients, funds entrusted and mortgage balances. ING

Direct’s leading offering is its savings product, followed by residential mortgage products, which are planned to be developed further in the future. The percentage of mortgages versus savings is increasing. The locked-in margins of the mortgages add stability to the overall business model.

On average, 78% of ING Direct customers respond that they receive better service from ING Direct than from other financial institutions (based on the global customer satisfaction survey September 2004 by Millward Brown). This is an important qualitative indication for ING Direct, as are client and deposit stability and brand awareness. The current attrition rate of ING Direct worldwide is, on average, below approximately 5% per year. The clients’ deposits (which average approximately EUR 13,500 per customer) are very stable over time and in different interest rate environments, which adds to the sustainability of the ING Direct business model. The ING brand was virtually unknown in all markets where ING Direct started. In 2004, brand awareness exceeded 80% in the majority of business units. ING Direct Germany, which was known as DiBa, was successfully rebranded to ING DiBa in 2004.

The year 2004 also marked the successful integration of German direct bank Entrium, which was acquired in 2003. Entrium was the second largest direct bank in Germany with almost one million customers and approximately EUR 8 billion in client funds entrusted. In 2004, the ING Direct business model was introduced in Austria by the German business unit under the brand ING DiBa.

With the acquisition of the 45,000 clients of Egg France at the end of 2004, ING Direct France witnessed a substantial growth of its customer base. This acquisition resulted from the decision by British direct bank Egg to exit the French market. Overall, ING Direct has reached strong market positions in all of the countries in which it operates a relatively short period of time, and six out of eight business units have achieved a top 10 position among all banks in their market in terms of funds entrusted. Moreover, ING DiBa is the number 4 bank in Germany in number of retail clients.

	Number of Clients		Funds Entrusted
	(in thousands)		(in EUR billion)
	2004	2003	2004	2003
Canada	1,121	905	9.0	7.0
Spain	975	753	10.2	7.9
Australia	996	719	8.5	6.9
France	413	339	9.2	7.6
United States	2,226	1,399	21.2	12.8
Italy	485	379	10.6	7.6
United Kingdom	762	305	27.9	11.5
Germany*	4,511	3,735	48.8	38.1

Total	11,489	8,534	145.4	99.4

*	Including Austria

ING Card

ING Card launched in 2003 and is accounted for within the ING Direct business line. The stand-alone credit card operation aims at leveraging the extensive retail customer databases within ING Group. As from January 2004, ING Card took over the credit card portfolios of Postbank Netherlands and ING Bank Netherlands and Belgium. At year-end 2004, the portfolio size amounted to 1.6 million cards and over EUR 500 million of total exposure. In the Netherlands, ING Card has a market share of approximately 25% based on the number of cards and around 45% in terms of total exposure, ranking it second in the Netherlands. In addition to the integration of the existing card portfolios, ING Card successfully introduced a new, modern type of credit card: with flexible repayment(client decides when and how much is repayed), value for money (low interest rate, no fees), transparent (24/7 access to all transaction data through the Internet), ease of use (change cards online or through the call centre) and safe (all purchases insured). ING Card has a pan-European ambition and will continue to implement throughout Europe its strategy of focusing on marketing, business intelligence (including database marketing and analysis) and risk management.

ASSET MANAGEMENT

The asset management activities in banking are comprised of ING Real Estate and Baring Asset Management.

In 2004, ING Real Estate and Baring Asset Management had an average of 1,436 and 1,333 full-time employees, respectively.

In November 2004, ING entered into an agreement to sell BAM to Mass Mutual and Northern Trust. The transactions were completed on March 31, 2005.

ING Real Estate

ING Group’s real estate activities are conducted through ING Real Estate. Based on a portfolio of more than EUR 50 billion at the end of 2004, ING Real Estate is ranked as the largest property company in the world with offices in Europe, the United States, Asia and Australia. ING Real Estate constitutes a unique combination of investment management, development and finance activities. Its primary aim is to make maximum use of the global expertise in the creation of valuable products. Despite some stagnating real-estate markets in the world, revenues of all its business units strongly increased, and the 2004 results exceeded expectations.

Investment management activities are pre-dominantly carried out for institutional investors who want to diversify their property investments. As an investment manager, ING Real Estate launched ten new funds in 2004. ING Clarion Global Real Estate Income Fund (U.S.), a listed fund with EUR 2.2 billion in assets under management by year-end, was the largest-ever initial public offering of a real estate fund in history. The acquisition of Rodamco Asia added EUR 800 million to property assets under management. We believe that this acquisition will act as a stepping stone for further growth in Asia, a region with strong potential for real estate activities. In 2004, the investment management portfolio increased by 17% to EUR 30.9 billion.

ING Real Estate Development covers the development of shopping centres, offices and residential units in response to market demand. In 2004, development activities returned to a more normalized level. Prominent real estate projects were launched in Belgium, the Czech Republic, Italy and the United States. Construction started on major projects in Australia and a number of European countries. As of year-end 2004, the global real estate development portfolio amounted to EUR 2.1 billion.

Our finance business offers a wide range of products, from mortgages, project finance, construction finance and leasing arrangements to syndicated loans. The finance activities made a considerable contribution to ING Real Estate’s result, with significant portfolio growth. A noteworthy finance deal was the refinancing of the Vendex KBB real estate portfolio in close co-operation with ING Bank. It maintained its leading position in the Dutch financing market. In 2004, the real estate finance portfolio increased by 24% to EUR 17.1 billion. Roughly two-thirds of the increase stemmed from net new business awarded in an extremely competitive environment, while the rest was the result of internal transfers.

Baring Asset Management

Baring Asset Management (“BAM”) provides a diversified spectrum of investment management services to a variety of institutional and private clients.

In November 2004, ING entered into an agreement to sell BAM to Mass Mutual and Northern Trust. The transactions were completed on March 31, 2005.

THE FOLLOWING TABLE SETS FORTH OUR PRINCIPAL GROUP COMPANIES:
 Unless otherwise stated our participating interest is 100%, or almost 100%

COMPANIES TREATED AS PART OF THE INSURANCE OPERATIONS

The Netherlands
ING Verzekeringen N.V.	The Hague
ING Verzekeringen Nederland N.V.	The Hague
ING Vastgoed Belegging B.V.	The Hague
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	Rotterdam
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Hague
Parcom Ventures B.V.	Utrecht
Postbank Levensverzekering N.V.	The Hague
Postbank Schadeverzekering N.V.	The Hague
RVS Levensverzekering N.V.	Rotterdam
RVS Schadeverzekering N.V.	Ede
Movir N.V.	Nieuwegein

Belgium
ING Insurance N.V.	Antwerp

Rest of Europe
ING Life Insurance Company a.s.	Bratislava, Slovakia
Nationale-Nederlanden Life Insurance Company Poland	Warsaw, Poland
NN Pension Fund Poland S.A.	Warsaw, Poland
ING Nederlanden Asigurari de Viata S.A.	Bucharest, Romania
ING Greek Life Insurance Company S.A.	Athens, Greece
ING Greek General Insurance Company S.A.	Athens, Greece
ING Nationale-Nederlanden Hungary Insurance Rt.	Budapest, Hungary
Nationale Nederlanden Vida, Compañia de Seguros y Reasuguros S.A.	Madrid, Spain
Nationale Nederlanden Generales Compañia de Seguros y Reasuguros S.A.	Madrid, Spain

North America
ING Canada, Inc. (70%)	Toronto, Ontario, Canada
Belair Insurance Company Inc.	Montreal, Quebec, Canada
ING Insurance Company of Canada	Toronto, Ontario, Canada
ING Novex Insurance Company of Canada	Toronto, Ontario, Canada
ING America Insurance Holdings, Inc.	Wilmington, Delaware, U.S.A.
ING International Insurance Holdings, Inc.	Hartford, Connecticut, U.S.A.
ING Life Insurance and Annuity Company	Hartford, Connecticut, U.S.A.
ING North America Insurance Corporation	Atlanta, Georgia, U.S.A.
Life Insurance Company of Georgia	Atlanta, Georgia, U.S.A.*
Lion Connecticut Holdings Inc.	Hartford, Connecticut, U.S.A.
ReliaStar Life Insurance Company	Minneapolis, Minnesota, U.S.A
ReliaStar Life Insurance Company of New York	Woodbury, New York, U.S.A
Security Life of Denver Insurance Company	Denver, Colorado, U.S.A.
ING USA Annuity and Life Insurance Company	Des Moines, Iowa, USA

Latin America
ING Seguros de Vida S.A.	Santiago, Chile
ING Afore S.A. de C.V.	Mexico City, Mexico
Seguros Comercial America S.A. de C.V.	Mexico City, Mexico

Asia
ING Life Insurance Company (Japan) Limited	Tokyo, Japan
ING Life Insurance Company (Korea) Limited (80%)	Seoul, South Korea
ING Life Insurance Company of America	Hartford, Connecticut**

Australia
ING Australia Holdings Limited	Sydney, Australia
ING Australia Pty Limited (51%)	Sydney, Australia

Reinsurance companies
ING Re (Netherlands) N.V.	The Hague, the Netherlands

Branches

In addition, ING Insurance and its subsidiaries have offices in Brazil, the Czech Republic and Luxembourg.

*	sale expected to be completed in the second quarter of 2005

**	operating primarily as ING Antei in Taipei, Taiwan

COMPANIES TREATED AS PART OF THE BANKING OPERATIONS

The Netherlands
ING Bank N.V.	Amsterdam
Bank Mendes Gans N.V. (97.79%)	Amsterdam
ING Lease Top Holding B.V.	Amsterdam
ING Bank Corporate Investments B.V.	Amsterdam
ING Trust (Nederland) B.V.	Amsterdam
ING Vastgoed Management Holding B.V.	The Hague
InterAdvies N.V.	Amsterdam
Nationale-Nederlanden Financiële Diensten B.V.	Amsterdam
NMB-Heller Holding N.V. (50%)*	Amsterdam
Postbank N.V.	Amsterdam
Postbank Groen N.V.	Amsterdam
Stichting Regio Bank	Amsterdam

Belgium
ING België N.V.	Brussels

Rest of Europe
ING Bank Slaski S.A. Katowicach (87.8%)	Katowice, Poland
Baring Asset Management Holdings Ltd.	London, United Kingdom**
ING Bank Deutschland A.G.	Frankfurt, Germany

North America
ING Financial Holdings Corporation	New York, NY, U.S.A.

Latin America
ING Trust (Antilles) N.V.	Curaçao, Netherlands Antilles
Middenbank Curaçao N.V.	Curaçao, Netherlands Antilles

Asia
ING Vysya Bank Ltd. (44%)	Bangalore, India

Other
ING Direct N.V.	Canada, Germany, Spain,
Australia, France, USA, Italy, UK

Branches

ING Bank N.V. has offices in most of the major financial centres, including London, Frankfurt, Hong Kong and Tokyo. In addition, ING Bank and/or ING Belgie N.V. have offices in Asunción, Bangkok, Bratislava, Bucharest, Buenos Aires, Curaçao, Dublin, Havana, Istanbul, Lima, Madrid, Manila, Milan, Paris, Prague, São Paulo, Seoul, Shanghai, Singapore, Sofia, Taipei and Vienna among others.

*	proportionally consolidated

**	sold on March 31, 2005

REGULATION AND SUPERVISION

The insurance, banking and asset management business of ING are subject to detailed comprehensive supervision in all the jurisdictions in which ING conducts business. This supervision is based in a large part on European Union (“EU”) directives, discussed more fully below. These directives have a significant impact on the supervision of the insurance, banking, asset management and broker dealer businesses in the EU.

In the EU, groups of companies are permitted to be engaged in both insurance and banking. However, direct mergers between banking and insurance companies are not permitted.

On December 16, 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of this directive are to:

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

ING does not expect this directive to have a material impact on its business, on its capital requirements nor on its solvency position, as it already complies with comparable national legislation for financial conglomerates.

ING and its subsidiaries are in compliance in all material respects with the applicable banking and insurance supervision, capitalization and capital base requirements of each applicable jurisdiction. On October 30, 2004, the merger of the Dutch Central Bank, de Nederlandsche Bank, (“DNB”) and the Pensions & Insurance Supervisory Authority of the Netherlands, Pensioen- & Verzekeringskamer, (“PVK”) was officially completed. On the operational level, the two prudential supervisors of the Dutch financial sector have already been working as an integrated body since May 3, 2004. The new merged organization shall continue under the name of DNB.

The merger between the two supervisors marks the second of three steps in an extensive restructuring of financial supervision in the Netherlands. The first step in early 2002, involved a shift in the basis or supervision. The supervisory body no longer based its supervision on the types of institutions, such as banks or insurers, but rather on the nature of supervision. As of 2002, the Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision – regulating institutions’ conduct in the markets. Prudential supervision is exercised by the DNB, while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, Autoriteit Financiële Markten (“AFM”). The second step is the recently completed merger of the two prudential supervisors, DNB and PVK.

The third step in the restructuring of supervision will be the introduction of the new Financial Supervision Act in the beginning of 2006. This law will replace the numerous existing laws and regulations in the area of supervision, and will represent a significant adjustment in the legislation in the Netherlands to reflect market conditions.

INSURANCE

Europe

Insurance companies in the EU are subject to supervision by insurance supervisory authorities. The relevant national regulations are based on the 1992 EU Insurance Directives. These directives are based on the “home country control” principle, according to which the ongoing regulation of insurance companies, including their foreign insurance operations, is the responsibility of the home country insurance supervisory authority. The home country insurance supervisory authority monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. As a result of the implementation of these directives, an insurance company which has been licensed to conduct insurance business in one jurisdiction of the EU, may also conduct business directly, or through foreign branches, in all the other jurisdictions of the EU, without being subject to licensing requirements under the laws of the other EU member-states.

In the Netherlands, the home country insurance supervisory authority is the DNB, which regulates the insurers and pension funds that operate in the Netherlands.

In Belgium, ING’s insurance operations are supervised by the Banking, Finance and Insurance Commission (CBFA), created as a result of the integration of the Insurance Supervisory Authority (ISA) and the Banking and Finance Commission. Since January 1, 2004, it is the single supervisory authority for the Belgian financial sector. In other European Union countries ING’s insurance operations are subject to supervision by similar supervisory authorities.

ING Insurance’s life and non-life subsidiaries in the EU are required to file detailed annual reports with their home country insurance supervisory authority. These reports are audited by ING Insurance’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. The authorization granted by the insurance supervisory authority stipulates the class or classes of business that an insurer may write, and is required for every proposed new class of business. In addition, the home country insurance supervisory authority may require an insurer to submit any other information it requests and may conduct an audit at any time.

On the basis of the EU directives, European life insurance companies are required to maintain at least a shareholders’ equity level of generally 4% of insurance reserves (1% of separate account reserves), plus 0.3% of the amount at risk under insurance policies. The required shareholders’ equity level for Dutch non-life insurers is the greater of two calculations: one based on premiums and the other on claims. The former is based on 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims.

In 1998, the directive of the European Parliament and Council on the supplementary supervision of the insurance undertakings in an insurance group was adopted. The directive enables the insurance supervisory authorities involved to form a more sound judgement on the financial situation of insurance undertakings that are part of a group, in order to provide additional safety to policyholders. Furthermore, the directive aims to prevent distortion of competition and contribute to the safety of the financial markets. 2002 has been the first financial year in which was reported according to this directive.

The supervision of our significant insurance businesses outside the EU is described below.

Americas

United States

ING Group’s United States insurance subsidiaries are subject to supervision in the individual states in which they operate. Supervisory agencies in various states have broad powers to grant or revoke licenses to conduct business, regulate trade practices, license agents, approve policy forms and certain premium rates, set standards of capital base and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type and amount of investments permitted. Insurance companies are subject to a mandatory annual audit of their statutory basis financial statements by an independent certified public accounting, and in addition are subject to an insurance department examination approximately every three to five years.

Insurers, including the companies comprising of ING Insurance’s U.S. operations are subject to the Risk Based Capital (“RBC”) guidelines. These guidelines provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain for supervisory purposes, taking into account the risk characteristics of the company’s investments and products. The RBC ratio of an insurance company varies over time depending upon many factors, including its earnings, the mix of assets in its investment portfolio, the nature of the products it sells and its rate of sales growth, as well as changes in the RBC formulas required by supervisors. The RBC guidelines are intended to be a supervisory tool only, and are not intended as a means to rank insurers generally. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios, at year-end 2004.

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

Canada

Our insurance businesses in Canada are federal companies incorporated pursuant to the Canada Business Corporations Act. The various provincial statutes are almost identical. The law of Quebec, which is based on a Civil Code (modelled on the Napoleonic Code of France), varies in form from that of the other provinces. There are few significant differences between provinces in the administration of the insurance statutes. Ontario has case law that makes insurers absolutely liable for the actions of their agents, even if that agent is acting outside the scope of his or her appointment. The only defence which is available to the insurer is that of fraud. Due diligence may be pleaded; however, unless the insurer can prove that its standards of education, monitoring and auditing of agents are of the highest level, the insurer will be held responsible for the agents’ action. Quebec also has a statute that similarly makes the insurer responsible for the acts of its agents. As for mutual funds and other investment products, the various provincial statutes are almost identical and the rules are almost identical to the U.S. rules in this regard.

Asia/Pacific

Japan

In Japan, the Financial Services Agency (“FSA”) was established on July 1, 2000, by the integration of the Financial Supervisory Agency and the Financial System Planning Bureau of the Ministry of Finance. The FSA supervises insurance companies, banks and securities houses.

New products, revision of existing products and changes in policy provisions require approval by the FSA. The Cabinet Office and FSA ordinances stipulate the types of assets in which an insurance company can invest. In addition, ordinances limit the proportion of assets in which an insurance company may invest in certain categories of investments. The Insurance Business Law further requires that an insurance company set aside a liability reserve for each policyholder in every business period to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. An insurance company shall appoint a corporate actuary at a meeting of the board of directors and have such a corporate actuary be involved in the method of calculating premiums and other actuarial matters. An external audit is required for all insurers. The auditors must report on whether the balance sheet and income statements represent fairly the status of the insurer’s assets and liabilities in conformity with relevant laws, Cabinet Office or FSA ordinances and the insurer’s articles of incorporation. In addition to the external audit, the statutory corporate auditors must be elected to examine whether there have been any serious violations by the insurer’s directives of the law, relevant FSA ordinances or the insurer’s articles of incorporation. The statutory corporate auditors are also responsible for accounting matters, depending on the results produced from the external audit and are required to draw up a report covering financial and non-financial issues, which is included in the annual report to shareholders.

South Korea

ING Group’s South Korean insurance subsidiaries are subject to supervision by the Financial Supervisory Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). A second body, the Korean Insurance Development Institute (“KIDI”) advises the FSC, FSS and the Ministry of Finance and Economy on policies and systems related to life insurance. The KIDI must approve of all new products and revisions of existing products. In August 2003, the Insurance Business Act was revised to deregulate the insurance industry and to increase competition. In 2004, the FSS announced a plan to strengthen and change its supervisory policies based on the Risk Assessment and Application System (“RAAS”) from 2006 onwards.

Australia

The financial services activities of life insurance, investments, superannuation, general insurance and banking are currently governed by separate legislation under Australian law. The two main financial services regulators are the Australian Securities and Investment Commission (“ASIC”) and the Australian Prudential Regulation Authority (“APRA”). APRA is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. APRA’s responsibilities include regulating capital and liquidity requirements and monitoring the management functions of product providers. ASIC is responsible for consumer protection and market integrity across the financial systems, including the areas of insurance banking and superannuation. All relevant business entities were licensed by March 11, 2004 pursuant to the Corporations Act 2001 requirements.

Taiwan

The Financial Supervisory Commission (“FSC”) was established on July 1, 2004 and supervises insurance companies, banks and securities houses in Taiwan. On July 9, 2004, the FSC issued new solvency requirements, stipulating that the paid-in capital held by Taiwanese life insurance companies must be at least 200% of their risk based capital (“RBC”). This applies to both local and foreign insurance companies in Taiwan; should the paid-in capital to risk capital ratio fall below 200%, the life insurance company is required to raise new funds to achieve the target. The Taiwanese RBC rules are quite similar to the U.S. RBC rules. ING Group’s operations in Taiwan are regulated by both the insurance department of the State of Connecticut, as a branch of a US company, and by the Ministry of Finance (“MoF”) in Taiwan. In accordance with the Directions Governing Review of life Insurance Products, dated June 30, 2003 of the MoF, all kinds of life insurance products shall be filed and submitted for review by the Insurance Bureau of the FSC before marketing.

BANKING

Wholesale Banking, Retail Banking and ING Direct

     Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”) develops international capital adequacy guidelines based on the relationship between a bank’s capital and all of its risks, including but not limited to credit, market and operational risk. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the “Basel guidelines”), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonizing the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community. In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988. Since then the proposals for a New Basel Accord from the Basel Committee were further discussed by several international working parties. In June 2004, the Basel Committee issued the final documentation with revised regulations governing the capital adequacy of banks that are active in the international markets. The implementation of the New Basel Capital Accord is expected in the beginning of 2007.

The purpose of Basel II is to lay down capital requirements that are more risk-sensitive. There is greater emphasis on internal methods of risk control by banks. For example, the Accord further refines the system of risk weightings and permits capital requirements to be calculated based upon the ratings issued by recognized rating agencies. In addition, under certain conditions, banks will be permitted to use their internal models to determine the amount of capital that they must hold. It also adds capital requirements for operating risk to those laid down for credit risk and market risk.

The European Union is currently drawing up a directive, the Capital Requirement Directive (“CRD”), which shall apply to all European banks and investment firms. Through this European directive, Basel II will be implemented in the legislation and regulations and in supervisory practice in all EU member states.

     European Union Standards

The European Community has adopted capital adequacy supervision for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the “own funds” of credit institutions (the “Own Funds Directive”), defining qualifying capital (“own funds”), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the “Capital base Ratio Directive”. These two directives (the “EC Directives”) set forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital base Ratio Directive and the provisions of the Own Funds Directive into national law which shall be directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements.

The EC Directives are aimed at harmonizing banking regulations and supervision throughout the EU by laying down certain minimum standards in key areas, and requiring member states to give “mutual recognition” to each other’s standards of regulation. The concept of “mutual recognition” has also been extended to create the “passport” concept: the freedom to establish branches in, and to provide cross-border services into, other EU member states once a bank has been licensed in its “home” state. The single market program for banking was completed when the Capital Adequacy Directive (“CAD”), was implemented in the Netherlands with effect from January 1, 1996. In particular, CAD introduces a new requirement for banks to provide capital for market risk.

The EC Directives require a bank to have a capital base ratio of own funds to risk-adjusted assets and certain off-balance sheet items of at least 8%. At least one-half of the own funds in the numerator of the ratio must be “original own funds”, or “Tier 1” capital. The rest may be “additional own funds”, or “Tier 2” capital. As of January 1, 1997, Tier 1 capital consists solely of paid-up share capital plus Tier 1 capital instruments, share premium accounts and certain other reserves, less a deduction for goodwill. Tier 2 capital includes revaluation reserves, value adjustments of certain assets and certain categories of long-term subordinated debt and cumulative preferred shares. The aggregate of a bank’s Tier 2 capital may not exceed 50% of the bank’s Tier 1 capital.

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

ING Bank files consolidated monthly and annual reports of its financial position and results with the DNB in the Netherlands. ING Bank’s independent auditors audit these reports.

Our banking operations in Belgium are supervised by the CBFA Commission. Banking supervision in Germany is carried out by the German Federal Financial Supervisory Agency (BAFIN), working in cooperation with the German Central Bank (‘Deutsche Bundesbank’). Similar authorities supervise ING’s banking operations in other European Union countries, such as, the Financial Services Authority in the United Kingdom.

An EU member state credit institution is not permitted to start operations through a branch in another EU member state until it has received confirmation from its home country banking supervisory authority that the information required by the Second Directive on the Coordination of Legislation to the Taking Up and Pursuit of the Business of Credit Institutions (the “Second Banking Coordination EC Directive”) has been submitted to that supervisor and until, following this confirmation, a period of two months has elapsed or until, before the expiry of this period, it has received confirming information by that home country banking supervisory authority.

The supervision of our significant banking businesses outside the EU is described below.

Americas

United States

ING Bank has a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although the office’s activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e., the office may not take deposits or execute any transactions), the office is subject to the jurisdiction of the State of New York Banking Department and the Federal Reserve.

A major part of our banking activities in the United States, ING Direct USA, is regulated by the Office of Thrift Supervision, a division of the United States Department of the Treasury and, to a lesser extent, by the Federal Deposit Insurance Corporation, an independent agency of the Federal government that operates under the auspices of the Federal Deposit Insurance Act, a US federal law.

Canada

ING Bank of Canada (“ING BOC”) is a federally regulated financial institution that is subject to the supervision of the Office of the Superintendent of Financial Institutions (“OSFI”), which is the primary supervisor of federally chartered financial institutions (including banks and insurance companies) and federally administered pension plans. ING BOC operates a wholly owned mortgage loan company subsidiary, ING Mortgage Broker Services Inc., which is subject to provincial regulation in the provinces in which it operates. ING MBS’s home province supervisor is the Financial Services Commission of Ontario, which supervises insurance, pensions, credit unions, caisses populaires, cooperatives, mortgage brokers and loan & trust companies in the province of Ontario. As of December 31, 2004, ING MBS is being wound up into ING BOC and will cease to be a subsidiary. Effective as of such date, the activities carried out under the ING MBS brand shall be governed by OSFI.

Furthermore, ING BOC operates a wholly-owned mutual fund dealer subsidiary, ING Direct Mutual Funds Limited. This company is subject to provincial regulation in the provinces in which it operates. ING Direct Mutual Funds Limited’s home province supervisor is the Ontario Securities Commission, which regulates the sale of mutual funds and equities in Ontario. ING Direct Mutual Funds Limited is also a member of the Mutual Funds Dealer’s Association, a mandatory self-regulatory body, which governs and oversees the conduct of mutual fund dealers in Canada.

Asia/Pacific

Australia

The Australian Prudential Regulation Authority is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. See also supervision insurance on page 42.

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES

ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states, and the self-regulatory organizations (e.g., the NASD and the NYSE) of which they individually are members. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These laws, and the regulations promulgated thereunder, impose requirements (among others) regarding minimum net capital requirements, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers and clearance and settlement procedures. The rules of the self-regulatory organizations in some respects duplicate the above mentioned legal requirements, but also impose requirements specific to the marketplaces that these organizations oversee. For example, the NASD imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and the NYSE imposes requirements regarding transactions effected in its listed securities market. In addition, in December 2001, the Department of Treasury proposed new anti-money laundering standards applicable to broker-dealers.

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

The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the Securities and Exchange Commission, the states, or self-regulatory organizations on these entities of ING which have committed the violations. Moreover, employees who are found to have participated in the violations, and the managers of these employees, also may be subject to penalties by governmental and self-regulatory agencies.

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

The return on equity of the banking operations amounted to 15.8% in 2004 against 11.0% in 2003 and 6.5% in 2002, whereas the return on equity of ING Group amounted to 22.9%, 21.5% and 17.4% for the years 2004, 2003 and 2002 respectively. The dividend pay-out ratio of ING Group amounted to 38.2% in 2004, 48.5% 2003 and 44.1% in 2002. The return on assets ratio was 1.0% in 2004, 0.8% in 2003 and 0.9% in 2002. The equity to assets ratio amounted to 3.0%, 3.3% and 3.6% for the years 2004, 2003 and 2002, respectively.

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

ASSETS

				Interest-earning assets
		2004			2003			2002
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	4,845	113	2.3	1,984	98	4.9	3,625	128	3.5
foreign	32,959	968	2.9	24,450	723	3.0	21,965	935	4.3
Loans and advances
domestic	157,457	7,237	4.6	154,944	7,800	5.0	146,277	7,885	5.4
foreign	183,458	7,792	4.2	160,338	6,790	4.2	148,979	7,149	4.8
Interest-earning securities(1)
domestic	31,221	616	2.0	25,384	682	2.7	20,472	692	3.4
foreign	165,173	5,922	3.6	116,092	4,450	3.8	92,616	4,182	4.5
Other interest-earning assets
domestic	527	30	5.7	3,563	208	5.8	4,588	167	3.6
foreign	2,941	158	5.4	9,188	262	2.9	11,040	465	4.2

Total	578,581	22,836	3.9	495,943	21,013	4.2	449,562	21,603	4.8

Non-interest earning assets	22,276			24,011			27,216

Total assets(1)	600,857			519,954			476,778

Percentage of assets applicable to foreign operations		66.5%		64.9%		62.1%
Other interest income
(reconciliation to consolidated financial statements):
amortized results investments(2)		157		258		348
lending commission		96		96		102
adjustment for interest on non- performing loans(3)		(84)		(123)		(105)
interest on off-balance instruments (4)		2,223		2,187		1,758
other		352		371		382

Total interest income		25,580		23,802		24,088

LIABILITIES

				Interest-earning liabilities
		2004			2003			2002
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	26,131	590	2.3	19,829	666	3.4	23,789	832	3.5
foreign	50,522	1,111	2.2	36,870	771	2.1	43,435	1,238	2.9
Demand deposits(5)
domestic	32,210	176	0.6	32,694	219	0.7	31,291	332	1.1
foreign	26,992	423	1.6	23,867	391	1.6	20,994	528	2.5
Time deposits(5)
domestic	14,432	371	2.6	13,082	391	3.0	17,675	746	4.2
foreign	29,995	727	2.4	31,207	956	3.1	34,432	1,242	3.6
Savings deposits(5)
domestic	58,277	1,504	2.6	50,051	1,425	2.9	43,463	1,300	3.0
foreign	150,428	4,422	2.9	100,317	2,878	2.9	57,781	2,050	3.6
Short term debt
domestic	4,992	102	2.0	5,664	180	3.2	5,082	193	3.8
foreign	29,879	696	2.3	48,305	909	1.9	48,836	1,309	2.7
Long term debt
domestic	15,645	670	4.3	15,586	895	5.7	19,278	865	4.5
foreign	40,394	1,751	4.3	32,143	1,300	4.1	30,439	1,634	5.4
Subordinated liabilities
domestic	13,061	732	5.6	10,915	647	5.9	9,109	589	6.5
foreign	2,802	160	5.7	2,921	178	6.1	3,184	190	6.0
Other interest-bearing liabilities
domestic	18,468	158	0.9	19,475	583	3.0	10,972	359	3.3
foreign	32,470	971	3.0	25,253	1,063	4.2	22,890	1,103	4.8

Total	546,698	14,564	2.7	468,179	13,452	2.9	422,650	14,510	3.4
Non-interest bearing liabilities	36,299			34,587			36,726

Total Liabilities	582,997			502,766			459,376
Group Capital	17,860			17,188			17,402

Total liabilities and capital	600,857			519,954			476,778

Percentage of liabilities applicable to foreign operations		64.9%			65.1%			63.2%
Other interest expense (reconciliation to Consolidated
Financial Statements):
interest on off-balance instruments (6)		2,078			2,027			1,718
other		130			208			214

Total interest expense		16,772			15,687			16,442
Total net interest result		8,808			8,115			7,646

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities. The interest income excludes the interest income on trading activities reported under result from financial transactions.

(2)	Includes amortization of premiums and discounts and deferred realized gains and losses on sales of investments in debt securities on a straight-line basis over the estimated average remaining life of the portfolio.

(3)	Interest on non-performing loans is included when calculating the average yield in this table but excluded from interest income reported in the consolidated profit and loss account.

(4)	Includes amortization of deferred realized gains and losses on off-balance sheet hedging instruments on a straight line basis over the estimated average remaining life of the portfolio and interest accrued on hedging instruments, primarily on interest rate swaps.

(5)	These captions do not include deposits from banks.

(6)	Includes accrued interest expense on hedging instruments, primarily on interest rate swaps.

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

	2004 over 2003			2003 over 2002
		Increase (decrease)			Increase (decrease)
		due to changes in			due to changes in
	average	average	net	average	average	net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	67	(52)	15	(81)	51	(30)
foreign	250	(5)	245	73	(285)	(212)
Loans and advances
domestic	115	(678)	(563)	436	(521)	(85)
foreign	982	20	1,002	481	(840)	(359)
Interest-earning securities
domestic	115	(181)	(66)	132	(142)	(10)
foreign	1,760	(288)	1,472	900	(632)	268
Other interest-earning assets
domestic	(172)	(6)	(178)	(60)	101	41
foreign	(335)	231	(104)	(52)	(151)	(203)
Interest income
domestic	125	(917)	(792)	427	(511)	(84)
foreign	2,657	(42)	2,615	1,402	(1,908)	(506)

Total	2,782	(959)	1,823	1,829	(2,419)	(590)

Other interest income (reconciliation to consolidated financial statements)			(45)			304

Total interest income			1,778			(286)

	2004 over 2003			2003 over 2002
		Increase (decrease)			Increase (decrease)
		due to changes in			due to changes in
	average	average	net	average	average	net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	142	(218)	(76)	(133)	(33)	(166)
foreign	300	40	340	(137)	(330)	(467)
Demand deposits
domestic	(2)	(41)	(43)	9	(122)	(113)
foreign	49	(17)	32	47	(184)	(137)
Time deposits
domestic	35	(55)	(20)	(138)	(217)	(355)
foreign	(30)	(199)	(229)	(99)	(187)	(286)
Savings deposits
domestic	212	(133)	79	188	(63)	125
foreign	1,473	71	1,544	1,220	(392)	828
Short term debt
domestic	(14)	(64)	(78)	19	(32)	(13)
foreign	(430)	217	(213)	(10)	(390)	(400)
Long term debt
domestic	3	(228)	(225)	(212)	242	30
foreign	358	93	451	69	(403)	(334)
Subordinated liabilities
domestic	120	(35)	85	107	(49)	58
foreign	(6)	(12)	(18)	(16)	4	(12)
Other interest-bearing liabilities
domestic	(9)	(416)	(425)	255	(31)	224
foreign	216	(308)	(92)	99	(139)	(40)
Interest expense
domestic	487	(1,190)	(703)	95	(305)	(210)
foreign	1,930	(115)	1,815	1,173	(2,021)	(848)

Total	2,417	(1,305)	1,112	1,268	(2,326)	(1,058)
Other interest expense (reconciliation to consolidated financial statements)			(27)			303

Total interest expense			1,085			(755)

Net interest
domestic	(362)	273	(89)	333	(208)	125
foreign	727	73	800	228	115	343

Net interest	365	346	711	561	(93)	468
Other net interest result (reconciliation to consolidated financial statements)			(18)			1

Net interest result			693			469

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

	Year ended December 31,
	2004	2003	2002	2001	2000
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	7,296	6,473	8,013	8,949	8,306
Loans secured by mortgages	103,594	94,125	86,932	78,789	65,585
Loans to or guaranteed by credit institutions	7,323	8,367	7,103	8,356	3,643
Other private lending	6,420	7,009	8,201	3,775	3,532
Other corporate lending	35,897	36,861	42,083	35,060	33,715

Total domestic offices	160,530	152,835	152,332	134,929	114,781

By foreign offices:
Loans guaranteed by public authorities	17,118	16,603	15,750	13,398	13,019
Loans secured by mortgages	53,156	39,604	31,260	19,502	14,048
Loans to or guaranteed by credit institutions	26,471	17,879	23,562	21,861	19,635
Other private lending	8,474	7,813	6,810	3,259	2,790
Other corporate lending	88,639	86,722	82,256	88,687	102,484

Total foreign offices	193,858	168,621	159,638	146,707	151,976

Total gross loans and advances to banks and customers	354,388	321,456	311,970	281,636	266,757

The total net loans and advances to banks and customers amounted to EUR 350,126 million on December 31, 2004 and to EUR 316,785 million on December 31, 2003. The difference between total net loans and advances to banks and customers on the one hand and total gross loans and advances to banks and customers on the other, amounting to EUR 4,262 million, EUR 4,671 million and EUR 4,870 million on December 31, 2004, 2003 and 2002, respectively, represents the provisions for loan losses.

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2004.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	457	515	6,324	7,296
Loans secured by mortgages	9,023	10,918	83,653	103,594
Loans guaranteed by credit institutions	6,371	699	253	7,323
Other private lending	5,689	584	147	6,420
Other corporate lending	23,183	8,383	4,331	35,897

Total domestic offices	44,723	21,099	94,708	160,530

By foreign offices:
Loans guaranteed by public authorities	7,125	5,075	4,918	17,118
Loans secured by mortgages	5,005	15,347	32,804	53,156
Loans guaranteed by credit institutions	20,311	3,773	2,387	26,471
Other private lending	4,257	1,923	2,294	8,474
Other corporate lending	64,502	13,970	10,167	88,639

Total foreign offices	101,200	40,088	52,570	193,858

Total gross loans and advances to banks and customers	145,923	61,187	147,278	354,388

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2004.

	1 year or
	less	Over 1 year	Total
		(EUR millions)
Non-interest earning	4,306	510	4,816
Fixed interest rate	86,040	57,018	143,058
Semi-fixed interest rate(1)	3,498	94,712	98,210
Variable interest rate	52,079	56,224	108,304

Total	145,923	208,465	354,388

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Risk elements

     Non-accrual and past due loans

Each of the business units within the banking operations of ING Group, maintains its own system for servicing and monitoring past due loans. ING Group’s international banking offices and subsidiaries generally account for delinquent loans in accordance with U.S. GAAP. When a loan is in default as to payment of principal and interest for 90 days or when, in the judgment of management, the accrual of interest should cease before 90 days, such a loan is placed on a non-accrual status. Any accrued, but unpaid, interest is reversed against current period interest revenue. Interest payments received on a cash basis during the period are recorded as interest income. Domestic banking offices follow the same policy for consumer mortgage and private loans. All of the foregoing loans are included in the table below under “Non-accrual”.

Under “Accruing but past due 90 days”, all loans reported are still accruing, but principal or interest payments are contractually past due 90 days or more. Domestic commercial loans combined with an overdraft facility, which make up approximately 50% of the reported amount in the domestic “Accruing but past due 90 days” category, were included in the 2004, 2003 and 2002 table below if the overdraft facility exceeded a specified limit for 90 days or more on December 31, 2004, 2003 and 2002, respectively. The amount of loans meeting these criteria in prior years was estimated by management based on the size of the underlying portfolio and specific risk factors.

Based on the foregoing, the following table sets forth management’s estimate, without giving effect to available security or related specific provisions, of the amounts of its loan portfolio in each of the two categories indicated. These loans are under constant review of the credit risk department.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(EUR millions)
Non-accrual
domestic	1,143	965	1,093	1,425	711
foreign	2,284	2,599	3,044	2,613	2,745

Sub-total	3,427	3,564	4,137	4,038	3,456
Accruing but past due 90 days
domestic	577	830	986	1,083	1,112
foreign	510	819	1,048	957	756

Sub-total	1,087	1,649	2,034	2,040	1,868

Total	4,514	5,213	6,171	6,078	5,324

Restructured loans

The following table sets forth the troubled debt restructuring loans consisting of loans that are accruing interest but at rates different from the original terms of such loans as a result of the terms of any such restructuring.

	Year ended December 31,
	2004	2003	2002	2001	2000
	(EUR millions)
Troubled debt restructuring
domestic	197	115	439	57	154
foreign	651	516	461	1,054	569

Total troubled debt restructuring	848	631	900	1,111	723

On receipt of cash, suspended interest is recovered prior to the principal outstanding, except that, where amounts are outstanding for costs and other late payment charges, the cash received is first used to recover these costs and charges. When it becomes apparent that recovery of interest is unlikely, interest ceases to be accrued and is suspended.

Interest income that would have been recognized in 2004 under the original terms of the non-accrual and restructured loans amounted to an estimated EUR 118 million from loans granted by domestic offices and an estimated EUR 143 million from loans granted by foreign offices. Interest income of approximately EUR 78 million from such domestic loans and approximately EUR 24 million from such foreign loans was recognized in the profit and loss account for 2004.

On December 31, 2004, ING Group had loans amounting to EUR 4,205 million that were not included in the risk elements schedule above. These loans are considered potential problem loans as the credit review officers obtained information that caused doubts as to the repayment of the loan by the borrower. Of this total, EUR 1,910 million relates to domestic loans and EUR 2,295 million relates to foreign loans. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Guaranteed or secured loans are deducted from gross cross-border outstandings to arrive at net cross-border outstandings provided that political and transfer risks are also covered explicitly by the agreement. Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2004, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

	Year ended December 31, 2004
		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total
	(EUR millions)
United Kingdom	92	19,620	30,391	640	50,743
Germany	9,641	19,367	3,538	4,721	37,267
United States	507	3,097	19,462	3,998	27,064
France	5,245	8,185	3,664	649	17,743
Spain	3,850	8,595	2,566	1,449	16,460
Italy	6,753	5,008	2,725	423	14,909
Belgium	2,887	2,133	3,015	904	8,939

	Year ended December 31, 2003
		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total
	(EUR millions)
United Kingdom	503	19,403	16,818	1,034	37,758
Germany	6,294	16,810	2,405	2,705	28,214
United States	193	3,295	18,066	324	21,878
Spain	2,157	9,760	1,490	221	13,628
France	2,926	5,725	3,388	699	12,738
Italy	4,141	4,384	2,440	409	11,374

	Year ended December 31, 2002
		Banks
	Government	& other
	& official	financial	Commercial
	institutions	institutions	& industrial	Other	Total
	(EUR millions)
United Kingdom	5	17,782	20,032	1,280	39,099
United States	2,013	2,491	19,578	912	24,994
Germany	4,660	8,899	2,165	2,070	17,794
France	515	3,941	2,876	784	8,116
Belgium	2,039	1,940	2,248	1,256	7,483

There were no cross-border outstandings in any country between 0.75% and 1% of total assets, on year-end 2004. On December 31, 2003 and 2002, the following countries had cross-border outstandings between 0.75% and 1% of total assets:

Cross-border outstandings
Year ended December 31
(EUR millions)
2003
Belgium	6,888

2002
Italy	7,101
Spain	5,828

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of December 31, 2004:

Total outstandings
(EUR millions)
Financial institutions(1)	68,897
Service industry	55,746

(1)	Excluding bank deposits given of approximately EUR 57 billion.

Bad and doubtful debts

A provision for loan losses is maintained for the banking operations, which is considered to be adequate to absorb losses arising from the existing portfolios of loans. The provision for loan losses is made in accordance with the overall supervisory direction of the Dutch Central Bank. Each operating company makes provisions for bad and doubtful debts, based on centrally given instructions. The provisions are reviewed on a quarterly basis by management. On the face of the balance sheet, the provisions are deducted from ‘Lending’ and ‘Banks’. The net additions to or subtractions from such balance sheet provisions are reflected in the Group’s profit and loss account, principally under ‘Value adjustments to receivables’ of the Banking operations.

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

On certain foreign outstandings, the country provision is calculated, for regulatory purposes, based on detailed instructions given by the Dutch Central Bank. The amount is a function of the risk of the country, as well as the risk of the transaction itself. For accounting purposes, adequate provisions are calculated for countries that are near default or have recently defaulted.

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

	Calendar period
	2004	2003	2002	2001	2000
	(EUR millions)
Balance on January 1	4,671	4,870	4,474	4,272	4,522
Change in the composition of the Group	(38)	104	93	(171)
Charge-offs:
Domestic:
Loans guaranteed by public authorities	(1)		(1)
Loans secured by mortgages	(3)	(1)	(4)	(4)	(3)
Loans to or guaranteed by credit institutions	(22)	(27)	(18)
Other private lending	(57)	(65)	(31)	(31)	(77)
Other corporate lending	(156)	(166)	(211)	(166)	(198)
Foreign:
Loans guaranteed by public authorities	(13)	(1)
Loans secured by mortgages	(31)	(30)	(8)	(1)	(1)
Loans to or guaranteed by credit institutions	20	(10)	(3)	(9)	(91)
Other private lending	(57)	(105)	(32)	(1)	(1)
Other corporate lending	(589)	(797)	(530)	(391)	(458)

Total charge-offs	(909)	(1,202)	(838)	(603)	(829)

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages				3	5
Loans to or guaranteed by credit institutions	6	7	4
Other private lending	3	9	2	4	5
Other corporate lending			3	8	4
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	(1)		2		2
Loans to or guaranteed by credit institutions	23	4			1
Other private lending	11	10	7
Other corporate lending	42	19	15	23	34

Total recoveries	84	49	33	38	51

Net charge-offs	(825)	(1,153)	(805)	(565)	(778)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations), excluding foreign currency exchange	454	850	1,108	938	528

Balance at December 31	4,262	4,671	4,870	4,474	4,272

Ratio of net charge-offs to average loans and advances to banks and customers	0.24%	0.37%	0.27%	0.22%	0.31%

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

The policy for determining the provision for loan losses is set out in more detail under the heading “Bad and Doubtful debts” and in Note 1.6.2.5. to the consolidated financial statements.

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures. Significant movements in the addition to the provision for loan losses are explained in the paragraph “Addition to the provision for loan losses” on page 113.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for the past five years:

	Year ended December 31,
	2004		2003		2002		2001		2000
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	1	2.06		2.00	31	2.56		3.18		3.11
Loans secured by mortgages	198	29.23	164	29.15	120	27.87	112	29.01	105	18.21
Loans to or guaranteed by credit institutions		2.07		2.59		2.28		2.96		1.37
Other private lending	181	1.81	258	2.17	199	2.63	107	1.34	88	1.31
Other corporate lending	692	10.13	728	11.83	649	13.49	742	11.42	766	19.03

Total domestic	1,072	45.30	1,150	47.75	999	48.83	961	47.91	959	43.03
Foreign:
Loans guaranteed by public authorities	36	4.83	30	5.14	47	5.05	68	4.76	7	4.88
Loans secured by mortgages	213	15.00	238	12.27	73	10.02	41	6.92	103	5.27
Loans to or guaranteed by credit institutions	23	7.47	28	5.54	90	7.55	43	7.76	70	7.36
Other private lending	344	2.39	385	2.42	145	2.18	181	1.16	82	1.05
Other corporate lending	2,574	25.01	2,840	26.89	3,516	26.37	3,180	31.49	3,051	38.41

Total foreign	3,190	54.70	3,521	52.25	3,871	51.17	3,513	52.09	3,313	56.97

Total	4,262	100.00	4,671	100.00	4,870	100.00	4,474	100.00	4,272	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

The following table shows the provision for loan losses on loans accounted for as loans and advances to banks and customers as a percentage of the related loan portfolio for the past five years:

	Year ended December 31,
	2004	2003	2002	2001	2000
	(in %)
Domestic:
Loans guaranteed by public authorities	0.01	0.01	0.39
Loans secured by mortgages	0.19	0.17	0.14	0.14	0.16
Other private lending	2.81	3.67	2.43	2.83	2.53
Other corporate lending	1.93	1.91	1.54	2.31	2.27

Total domestic	0.67	0.75	0.66	0.71	0.84
Foreign:
Loans guaranteed by public authorities	0.21	0.18	0.30	0.51	0.06
Loans secured by mortgages	0.40	0.60	0.23	0.21	0.73
Loans to or guaranteed by credit institutions	0.09	0.15	0.36	0.20	0.35
Other private lending	4.06	4.93	2.13	5.55	2.94
Other corporate lending	2.90	3.27	4.27	3.59	2.98

Total foreign	1.65	2.09	2.42	2.39	2.18
Total	1.20	1.45	1.56	1.59	1.60

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 16.80% to EUR 441,901 million. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.

Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets.

Certificates of deposit represent 22% of the category ‘Debt securities’ (31% at the end of 2003). These instruments are issued as part of liquidity management with maturities generally of less than three months.

	2004		2003		2002
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
Demand – non-interest bearing	72		10		899
– interest bearing	3,928	2.1	2,911	1.8	1,091	5.0
Time	35,506	2.2	32,104	2.2	30,504	3.5

Total domestic offices	39,506		35,025		32,494
In foreign offices:
Demand – non-interest bearing	1,998		2,470		3,011
– interest bearing	23,307	1.9	20,846	1.7	12,728	2.6
Time	50,764	2.6	47,733	2.3	59,562	3.4

Total foreign offices	76,069		71,049		75,301

Total deposits by banks	115,575		106,074		107,795

Customer accounts
In domestic offices:
Demand – non-interest bearing	11,216		12,197		15,572
– interest bearing	49,275	1.8	46,710	1.9	17,543	2.8
Savings	26,220	3.1	24,443	1.3	43,389	3.0
Time	29,501	2.7	27,601	3.0	23,252	4.2

Total domestic offices	116,212		110,951		99,756
In foreign offices:
Demand – non-interest bearing	1,631		3,036		3,407
– interest bearing	34,015	1.4	34,057	1.8	25,973	2.0
Savings	146,358	2.9	96,055	2.8	55,553	3.6
Time	43,027	2.7	45,887	3.1	45,614	3.2

Total foreign offices	225,031		179,035		130,547

Total customers accounts	341,243		289,986		230,303

Debt securities
In domestic offices:
Debentures	12,538	3.7	7,871	4.5	14,636	3.9
Certificates of deposit	3,711	3.2	4,084	3.4	2,967	4.5
Other	3,179	3.1	3,174	3.6	2,806	4.0

Total domestic offices	19,428		15,129		20,409
In foreign offices:
Debentures	14,052	4.7	14,994	4.5	13,267	8.5
Certificates of deposit	12,113	3.1	17,741	2.7	33,821	3.1
Other	26,120	2.5	22,910	2.4	10,781	8.7

Total foreign offices	52,285		55,645		57,869

Total debt securities	71,713		70,774		78,278

For the years ended December 31, 2004, 2003 and 2002, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 34,801 million, EUR 33,874 million and EUR 30,551 million, respectively.

On December 31, 2004, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 25,000, was:

	Time certificates of deposit		Other time deposits
	(EUR		(EUR
	millions)%		millions)%
3 months or less	2,483	84.3	61,101	81.9
6 months or less but over 3 months	253	8.6	4,702	6.3
12 months or less but over 6 months	210	7.1	3,858	5.2
Over 12 months	0	0.0	4,914	6.6

Total	2,946	100.0	74,575	100.0

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 25,000 issued by foreign offices on December 31, 2004.

Year ended
December 31, 2004
(EUR millions)
Time certificates of deposit	11,722
Other time deposits	77,809

Total	89,531

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under Dutch GAAP of the investments of the Group’s banking operations:

	Year ended December 31,
	2004	2003	2002
		(EUR millions)
Dutch government	5,688	5,512	3,429
German government	9,403	7,211	2,783
Central banks	180	667	668
Belgian government	14,829	12,839	13,165
Other governments	27,192	21,152	15,200
Corporate debt securities
Banks and financial institutions	34,530	35,830	18,527
Other corporate debt securities	15,867	5,718	6,210
U.S. Treasury and other U.S. Government agencies	1,953	2,834	5,180
Other debt securities	53,408	24,267	13,917

Total debt securities	163,050	116,030	79,079
Shares and convertible debentures	546	766	1,254
Land and buildings (1)	3,398	2,970	3,709

Total	166,994	119,766	84,042

(1)	Including commuted ground rents

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

The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 29% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

			Between		Between
	1 year or less		1 year and 5 years		5 and 10 years
	Book value		Book value		Book value
	(EUR	Yield(1)	(EUR	Yield(1)	(EUR	Yield(1)
	millions)%		millions)%		millions)%
Dutch government	112	3.1	348	4.1	5,313	4.3
German government	992	3.1	2,690	4.1	5,710	4.1
Belgian government	770	4.5	7,348	5.4	6,060	4.6
Central banks	43	2.7			137	5.9
Other governments	4,615	3.3	9,265	4.4	11,783	4.3
Banks and financial institutions	3,849	3.0	15,782	3.7	13,389	4.3
Corporate debt securities	2,221	4.3	4,342	4.3	8,512	4.4
U.S. Treasury and other U.S. Government agencies	91	3.9	618	5.2	301	4.3
Other debt securities	2,539	3.4	18,541	3.5	26,213	3.9

Total	15,232		58,934		77,418

	Over 10 years		Without maturity
	Book		Book		Total		Balance
	value		value		Book	premium/	sheet
	(EUR	Yield(1)	(EUR	Yield(1)	value	(discount)	value
	millions)%		millions)%		(EUR millions)
Dutch government					5,773	85	5,688
German government	135	5.7			9,527	124	9,403
Belgian government	643	5.0			14,821	(8)	14,829
Central banks					180		180
Other governments	1,698	5.3			27,361	169	27,192
Banks and financial institutions	1,627	3.6			34,647	117	34,530
Corporate debt securities	777	4.8			15,852	(15)	15,867
U.S. Treasury and other U.S. Government agencies	976	3.7			1,986	33	1,953
Other debt securities	6,506	3.1	28		53,827	419	53,408

Total	12,362		28		163,974	924	163,050

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax- equivalent basis.

On December 31, 2004, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2004		2003
	Book	Market	Book	Market
	value	value	value	value
	(EUR millions)		(EUR millions)
Dutch government	5,773	6,082	5,618	5,692
Belgian government	14,821	15,837	12,829	13,657
German government	9,527	9,903	7,331	7,424

COMPETITION

There is substantial competition in the Netherlands and in the other countries in which ING undertakes business in insurance, retail and wholesale banking, and other products and services provided. Competition is more pronounced in the mature markets of the Netherlands, the Rest of Europe, the United States, Canada and Australia than in the developing markets. In recent years, however, competition in developing markets has increased as financial institutions from mature markets have sought to establish themselves in markets perceived to offer higher growth potential. ING and all its competitors have sought to form alliances, mergers or strategic relationships with local institutions, which have become more sophisticated and competitive.

Competition with respect to the products and services provided by the Group in both mature and developing markets is based on many factors, including brand recognition, scope of distribution systems, customer service, products offered, financial strength, price and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes its major competitors are the larger Dutch, other European, United States and Japanese commercial banks, insurance companies, asset management and other financial-services companies.

RATINGS

ING Groep N.V.’s long-term senior debt is rated “A+” (with a positive outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “Aa3” (with a stable outlook) by Moody’s Investors Service (“Moody’s”). ING Verzekeringen N.V.’s long-term senior debt is rated “A+” (with a positive outlook) by Standard & Poor’s and “Aa3” (with a stable outlook) by Moody’s.

ING Bank N.V.’s long-term senior debt held a “AA-” (with a positive outlook) rating by Standard & Poor’s as of December 31, 2004. At the same date, Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa2” (with a stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “AA-” by Fitch Ratings, Ltd. as of December 31, 2004.

ING Verzekeringen N.V.’s short-term senior debt is rated “A1” (with a positive outlook) by Standard & Poor’s, as of December 31, 2004. Moody’s maintains a rating of Prime 1 (P-1) with a stable outlook for the same time period.

ING Bank N.V.’s short-term senior debt held a rating of “A1+” (with a positive outlook) by Standard & Poor’s at December 31, 2004. Over the same time period, Moody’s rated the short-term debt of the bank at Prime 1 (P-1) with a stable outlook.

DESCRIPTION OF PROPERTY

In the Netherlands, ING owns a significant part of the land and buildings used in the normal course of its business. Outside the Netherlands, ING predominantly leases all of the land and buildings used in the normal course of its business. On December 31, 2004, ING had more than 1,500 branch, representative and similar offices worldwide of which approximately 500 offices, principally branch offices, were located in the Netherlands. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

Item 5. Operating and financial review and prospects

The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from U.S. GAAP. Reference is made to Note 6 of Notes to the consolidated financial statements for a description of the significant differences between Dutch GAAP and U.S. GAAP and a reconciliation of shareholders’equity and net profit to U.S. GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under Dutch GAAP.

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates.

General market conditions

Demographic studies suggest that over the next decade there will be growth in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products in ING’s principal life insurance markets in the Netherlands, the Rest of Europe, the United States, Asia and Australia. In addition, in a number of its European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government will be, or are expected to be, curtailed in the coming years. Management believes this will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance’s distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets, positions ING Insurance to benefit from these developments. In addition, the emerging markets in Central and Eastern Europe, Asia and South America, in which ING Insurance has insurance operations, generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance has insurance operations. Management believes that insurance operations in these emerging markets provide ING Insurance with the market presence which will allow it to take advantage of anticipated growth in these regions. In addition, conditions in the non-life insurance markets in which ING Insurance operates are cyclical, and characterized by periods of price competition, fluctuations in underwriting results, and the occurrence of unpredictable weather-related and other losses.

Fluctuations in equity securities markets

Our insurance and asset management operations are exposed to fluctuations in equity securities markets. Our overall investment return and fee income from equity-linked products are influenced by equity markets. The fees we charge for managing portfolios are often based on performance and value of the portfolio. In addition, fluctuations in equity securities markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. Our banking operations are exposed to fluctuations in equity securities markets. Given the fact that ING Bank’s policy is to maintain an internationally diversified and mainly client-related trading portfolio, market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions.

Fluctuations in interest rates

Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales, but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our banking assets and liabilities results in a structural mismatch which causes the banking operations’ net interest income to be affected by changes in interest rates.

Fluctuations in exchange rates

We publish our consolidated financial statements in euros. Because a substantial portion of our revenue and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the British pound and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that the revenues and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. As described below, until 2005, ING Group’s policy was to hedge the translation risk of foreign operations in order to minimize the impact of foreign currency movements (See Note 7.11 of Notes to the consolidated financial statements).

The weakening during 2004 of most currencies against the euro had a negative impact of EUR 86 million on operating net profit. This was off set by a gain of EUR 188 million after tax on ING’s US dollar hedge, compared with a gain of EUR 119 million in the same period last year. ING has hedged the expected profits in US dollar and US dollar-linked currencies for 2004. On the insurance side, profits were hedged at a EUR/USD exchange rate of 0.922 for 2004, on the banking side the EUR/USD exchange rate was 1.222. Based on a change in ING’s view on the longer term outlook for the EUR/USD exchange rate, it was decided to unwind the hedges with respect to the 2005 results.

For the years 2004, 2003 and 2002, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average annual exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	2004	2003	2002
U.S. dollar	1.2472	1.1345	0.9458
Australian dollar	1.6912	1.7484	1.7404
Canadian dollar	1.6164	1.5912	1.4838
Pound sterling	0.6816	0.6899	0.6279
Japanese yen	133.9170	131.1930	117.9310
Polish zloty	4.5326	4.4110	3.8480

	Year-end
	2004	2003	2002
U.S. dollar	1.3645	1.2616	1.0487
Australian dollar	1.7485	1.6788	1.8594
Canadian dollar	1.6427	1.6281	1.6548
Pound sterling	0.7053	0.7063	0.6505
Japanese yen	139.7674	134.8000	124.4000
Polish zloty	4.0899	4.7070	4.0150

Off-Balance-Sheet- Arrangements

Reference is made to pages F-40-F-42: Note 2.18.2 Off-Balance-sheet arrangements.

		Less	More
		than	than
	Total	one	one
	2004	year	year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	507	3	504
Commitments concerning fixed-interest securities	1,424	1,377	47
Guarantees	1,082		1,082
Other	546	363	183

Banking operations
Contingent liabilities in respect of:
– guarantees	17,080	6,634	10,446
– irrevocable letters of credit	6,233	5,963	270
– other	378	378

	27,250	14,718	12,532

irrevocable facilities	69,011	39,768	29,243

	96,261	54,486	41,775

Total tabular disclosure of contractual obligations

	Payments due by period
	Total	Less than	1-3	3-5	More
	2004	1 year	years	years	than 5 years
	(EUR millions)
Operating lease obligations (1)	510	100	207	51	152
Subordinated Loans of Group Companies (2)	15,675	242	664	432	14,337
Debenture Loans (2)	9,481	2,605	3,398	1,613	1,865
Loans Contracted (2)	4,540	3,499	658	221	162
Loans from Credit Institutions (2)	3,438	3,077	343		18
Insurance provisions	210,107	9,379	7,006	6,516	187,206

Total	243,751	18,902	12,276	8,833	203,740

(1)	The Company’s operating lease obligations are described in Note 2.18.3 to the consolidated financial statements.

(2)	Subordinated loans of Group companies, Debenture loans, Loans contracted and Loans from Credit Institutions are included in the Company’s consolidated balance sheet; refer to Note 2.16 to the consolidated financial statements for additional details.

Insurance provisions represent ING’s current best estimates of future payments that will be required in respect of life and non-life insurance claims, including expenses relating to such claims, and incorporate uncertainties as to the timing and amount of claim payments. Actual payments on insurance provisions may therefore vary substantially from the estimates above in respect of both timing and amount.

Critical Accounting Policies

Dutch GAAP

Reference is made to page to F-9: Note 1.5 Critical Accounting Policies.

Transition to IFRS

The European Union requires all listed companies in its member states to prepare consolidated financial statements based on International Financial Reporting Standards (“IFRS”). Therefore, as of January 1, 2005 we are required to publish our financial statements and report our operating results in accordance with IFRS.

Most significant IFRS-related changes in ING accounting policies as of January 1, 2005

IFRS differs significantly from Dutch GAAP (as applied in the 2004 annual accounts) in several areas. Therefore, shareholders’ equity and net profit under IFRS may differ significantly from those under Dutch GAAP. The most important changes for ING are expected to be changes relating to accounting treatment for real estate, employee benefits and fair-value accounting of fixed-interest securities and derivatives. We expect that the implementation of IFRS will increase volatility in both earnings and equity as a result of fair-value accounting of fixed-interest securities and derivatives.

Goodwill

Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity immediately at the time of an acquisition. Under IFRS, goodwill arising from acquisitions in 2004 and later years is capitalized; there is no amortization but a charge needs to be taken for any accumulated impairment. Goodwill from acquisitions before January 1, 2004 is not recognized.

Real estate

Under Dutch GAAP and IFRS, investments in land and buildings are carried at the fair values, whereas under Dutch GAAP any unrealized revaluations are accounted for directly in shareholders equity and realized at the time of disposal. Under IFRS changes in fair value are recognized as income.

Under Dutch GAAP and IFRS, land and buildings in use by group companies are also carried at the fair values, with any unrealized revaluations accounted for directly in shareholders’ equity. Under IFRS however, upon disposal the revaluation reserve is reclassified as retained earnings, and remains equity. Under Dutch GAAP depreciation is not recognized, whereas under IFRS all property in use by group companies is depreciated.

Valuation of loans

Under both Dutch GAAP and IFRS, loans are measured at amortized cost. However, under IFRS certain fees/costs are capitalized and amortized while under Dutch GAAP they are expensed immediately (e.g., mortgage broker fees). Under Dutch GAAP realized results are amortized over the remaining term of the loan, whereas under IFRS these are reported immediately in net income

Except for the calculation of loan loss provisions the above related changes do not impact ING’s US GAAP reporting.

Under IFRS, loan loss provisions are determined under a revised methodology. This methodology is based on the current estimate of losses incurred at the balance sheet date measured at amortised cost.

Differences which arise in the application of the IFRS and the Dutch GAAP methodologies are as follows:

–	Portfolio based provisions on individually less significant exposures (e.g. mortgages and consumer loans) are subject to a revised methodology under IFRS. The use of a “loss confirmation period” is explicitly applied when measuring portfolio based provisions under IFRS and the meaning of “observable data” and “current events” are interpreted very narrowly in the context of an incurred loss model. As a consequence the implicit “loss confirmation period” under ING GAAP is in effect shortened.

–	The application of the IFRS methodology will significantly reduce the amount of the unallocated provision for loan losses that we provide to adequately capture various subjective and judgmental aspects of credit risk assessment that are not considered on an individual basis. Considerable judgement is exercised in determining the extent of the unallocated provision, which is based on management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit and geographical concentration trends.

Our analysis of the impact of the revised method of estimating the loan loss provision continues to be underway; however, the change could result in a significant release of the provision which will be recognized in the 2005 US GAAP income statement so as to align US GAAP reporting with the change in estimation process when we adopt IFRS.

Valuation of debt securities

Under Dutch GAAP, quoted debt securities are measured at amortized cost, whereas under IFRS they are reported at fair value.

Under Dutch GAAP, results realized on sales of debt securities are treated as a yield difference and are amortized over the remaining term of the related securities. Under IFRS they are recognized directly as income.

Through shadow accounting, insurance provisions and DAC are partly adjusted for the effect of realized and unrealized results on debt securities under IFRS.

Accounting for derivatives

Under Dutch GAAP, trading derivatives are reported at fair value and non-trading derivatives which are used for risk management purposes are valued similar to the item being hedged (mainly at cost). Under IFRS, all derivatives are reported at fair value.

Pension liabilities

While the accounting for pensions under Dutch GAAP is similar to IFRS a difference arises due to the first time application of IFRS. Under IFRS, actuarial gains and losses were deferred in a “corridor” on transition to IFRS and the amount in the corridor is reset to nil as of January 1, 2004.

Overview Group result 2003 versus 2002

Income

In 2004, total operating income increased by 4.7% to EUR 67,814 million, due to increased income from the insurance operations as well as the banking operations, which increased by 4.1% and 7.3%, respectively, and which offset a strengthening of the euro against most other currencies. Total operating income, excluding the impact of acquisitions, divestments and currency effects of the insurance operations increased by 11.3% and of the banking operations by 7.4%, respectively.

Efficiency

Total operating expenses increased 3.2% from EUR 13,081 million in 2003 to EUR 13,495 million. Operating expenses from the insurance operations declined 1.2% from EUR 4,897 million in 2003 to EUR 4,837 million in 2004. However, excluding the impact of divestments and currency effects, operating expenses increased 6.2%, mainly due to higher operating costs in the Netherlands, Belgium, the Rest of Europe, and Australia. Total operating expenses from the banking operations increased 5.8% to EUR 8,658 million, in large part due to continued investments to support the growth of ING Direct. Restructuring provisions incurred in respect of the wholesale operations had a negative impact of EUR 101 million in 2004, consisting EUR 60 million in the third quarter for ING BHF-Bank and EUR 41 million for the international Wholesale Banking network in the fourth quarter. The restructuring provision of EUR 41 million before tax, which was taken in the fourth quarter, will be used to streamline the International Network of the Wholesale Banking, as part of a strategy to focus on core products and clients. In total about 400 jobs are being eliminated in Asia, the U.K. and the Americas, primarily in back-office and IT functions.

Profit

Operating net profit rose 33.0% from EUR 4,053 million in 2003 to EUR 5,389 million in 2004, led by a strong performance in ING’s banking operations, in particular ING Direct and Wholesale Banking, mainly as a result of higher income and historically low risk costs. The insurance operations also posted a healthy growth, driven by the life insurance activities in Asia/Pacific and the United States, which were impacted by one-off items regarding the exit from our U.S. individual reinsurance business, and continued strong non-life results, led by Canada.

Net profit rose 47.6% to EUR 5,968 million, lifted by EUR 579 million in realized capital gains on equities in 2004, compared to realized capital losses on equities of EUR 10 million in 2003. The high level of capital gains on shares, most of which were realized in the second half of 2004, is mainly due to a decision to sell part of the Dutch equity portfolio to reduce the volatility of the solvency ratios. Net profit per share rose 40.0% to EUR 2.80, compared to EUR 2.00 in 2003. The increase in earnings per share lagged growth in total net profit due to an increase in the average number of shares outstanding as a result of ING’s dividend policy, which allowed investors to receive the dividend in cash or stock. Operating net profit per share increased from EUR 2.00 in 2003 to EUR 2.53 in 2004, an increase of 26.5%.

Insurance operations

Operating net profit from insurance rose 19.0% from EUR 2,508 million in 2003 to EUR 2,985 million in 2004, driven by a strong increase in results from non-life insurance, due to a favorable claims experience as well as gains on the sale of ING’s non-life insurance joint venture in Australia and the initial public offering of the Canadian non-life insurance business. Results from life insurance were negatively impacted by one-off items, including the charge in the U.S. individual reinsurance business, which offset higher results at the core life insurance businesses in the United States and Asia/Pacific.

Total premium income increased 5.9% to EUR 43,617 million, as strong growth, particularly from the life insurance businesses in the United States and Asia, was offset in part by divestments and currency effects. Excluding the impact of acquisitions and divestments as well as exchange rate differences, total premium income increased 13.6%. Total life insurance premiums increased 9.1% to EUR 36,975 million, and rose 15.6% excluding the impact of exchange rate differences and acquisitions and divestments. Total non-life premiums decreased 8.9% to EUR 6,642 million, mainly as a result of the sales of the Australian non-life joint venture and the Dutch health insurance business. Excluding the impact of divestments and acquisitions as well as exchange rate differences, non-life premiums increased 3.0%.

Operating expenses from the insurance operations declined 1.2% to EUR 4,837 million in 2004 from EUR 4,897 million in 2003. However, excluding the impact of divestments and currency effects, operating expenses increased 6.1%, mainly due to higher costs in the Netherlands, Belgium, the Rest of Europe, and Australia.

Banking operations

Operating net profit from banking rose 55.6% to EUR 2,404 million, driven by a 7.3% increase in operating income and a sharp reduction in risk costs. All three banking business lines reported higher profits before tax. One-off items, including results on divestments, restructuring charges, and the release of tax provisions had a negative impact of EUR 58 million. Excluding one-off items, operating net profit from the banking operations increased 52.9% to EUR 2,462 million from EUR 1,610 million in 2003. Operating profit before tax from banking rose 44.0% to EUR 3,414 million.

Total operating income from banking rose 7.3% to EUR 12,537 million. Interest income continued to be the most important and stable contributor to income at the bank. The net interest result increased 8.5% to EUR 8,808 million, driven by a higher average balance sheet total, mainly due to the continued strong growth of ING Direct.

Total operating expenses increased 5.8% to EUR 8,658 million, in large part due to continued investments to support the growth of ING Direct. Restructuring provisions had a negative impact of EUR 101 million, including EUR 60 million in the third quarter for ING BHF-Bank and EUR 41 million for the international Wholesale Banking network in the fourth quarter. Excluding those one-off items, currency effects, and the impact of transfers of activities between insurance and banking (EUR 30 million), operating expenses increased 5.5% of which 3.5% was due to ING Direct. As the increase in income outpaced the expense growth, the cost/income ratio of the banking activities improved to 69.1% in 2004, from 70.1% in 2003. Excluding one-off items, the cost/income ratio improved to 67.0% from 69.4%.

In 2004, ING added EUR 465 million to the provision for loan losses, compared with EUR 1,125 million in 2003. The addition equalled 18 basis points of average credit-risk-weighted assets in 2004, compared with 46 basis points in 2003. The lower addition was possible due to a further improvement of the credit portfolio, the release of some debtor provisions and the absence of large defaults

Return on equity

The operating net return on equity increased to 22.9% in 2004 from 21.5% in 2003. The operating net return on equity of the insurance operations was 22.6% in 2004, compared with 22.7% in 2003, while the operating net return on equity from banking rose to 15.8% from 11.1% in 2003.

CONSOLIDATED RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations of ING Group for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Operating profit before tax:
Insurance operations	4,005	3,486	3,170
Banking operations	3,414	2,371	1,468

Operating profit before tax	7,419	5,857	4,638
Taxation	1,758	1,460	873
Third-party interests	272	344	332

Operating net profit	5,389	4,053	3,433
Non-operating profit after taxation			247
Realized capital gains (losses) after taxation	579	(10)	820

Net profit	5,968	4,043	4,500

The following table sets forth the breakdown of our non-operating profits by insurance and banking operations:

	Year ended December 31,
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations				Total
				(EUR millions)
Non-operating profit:
Result on joint venture ANZ			280						280
Capital gains	590	(20)	1003				590	(20)	1003
Taxation on non-operating results	21	(10)	216				21	(10)	216

Non-operating profit after taxation	579	(10)	1,067				579	(10)	1,067

The following discussion is based on our consolidated financial statements (see “Item 18. Financial Statements”) and should be read in conjunction with those statements. ING Group evaluates the results of its insurance operations and banking operations using non-GAAP financial performance measures called operating profit before tax and operating (net) profit. Operating (net) profit is defined as (net) profit, excluding:

–	capital gains and losses on equity securities,

–	the impact of the negative revaluation reserve on equity securities, and

–	realized gains on divestments that are made with the purpose of using the proceeds to finance acquisitions.

While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of operating results enhances the understanding and comparability of its performance by highlighting net income attributable to ongoing operations and the underlying profitability of the businesses. Trends in the underlying profitability of ING Group’s businesses can be more clearly identified without the fluctuating effects of realized capital gains and losses on equity securities and the impact of the negative revaluation reserve on equity securities. These results are largely dependent on market cycles and can vary across periods. The timing of sales that would result in gains or losses is largely at the discretion of the company. The realized gains on divestments that are made with the purpose of using the proceeds related to the divestments to finance acquisitions are excluded because the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING does not believe that they are indicative of future results. Operating profit before tax and operating net profit are not a substitute for profit before tax and net profit as determined in accordance with Dutch GAAP. ING ’s definition of operating profit before tax and operating net profit may differ from those used by other companies and may change over time. See Note 3.6.6 to the consolidated financial statements for a reconciliation of our segment operating results to our net profit.

The following table sets forth the operating profit before tax and operating net profit of the Group’s consolidated operations by geographic region for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
		(EUR millions)
The Netherlands	3,150	3,039	2,577
Belgium	841	587	687
Rest of Europe	533	216	(156)
North America	1,921	1,118	614
Latin America	272	420	381
Asia	314	273	283
Australia	536	236	384
Other	(148)	(32)	(132)

Operating profit before tax	7,419	5,857	4,638
Taxation	1,758	1,460	873
Third-party interests	272	344	332

Operating net profit	5,389	4,053	3,433

The contribution of the insurance operations to the operating net profit of ING Group, after tax and third-party interests, was 55.4%, 61.9% and 73.9% in 2004, 2003 and 2002, respectively.

Year ended December 31, 2004 compared to year ended December 31, 2003

Total operating income of ING Group increased by EUR 3,068 million, or 4.7% to EUR 67,814 million, from EUR 64,746 million in 2003, reflecting an increase in income of the Group’s insurance operations of 4.1% and in the banking operations of 7.3%. Total operating expenditure increased by EUR 1,506 million, or 2.6%, from EUR 58,889 million in 2003 to EUR 60,395 million in 2004, reflecting an increase in total operating expenditure of the insurance operations of 3.3%. and a decrease in total expenditure of the banking operations of 2.0%. The Group’s operating profit before tax increased in the Netherlands, Belgium, the Rest of Europe, North America,Asia and Australia but declined in Latin America.

Consolidated operating profit before tax increased EUR 1,562 million, or 26.7%, to EUR 7,419 million in 2004 compared to EUR 5,857 million in 2003, reflecting increases of 14.9% for the insurance operations and 44.0% for the banking operations. Including non-operating results, profit before tax increased EUR 2,132 million, or 36.3%, to EUR 8,009 million in 2004 compared to EUR 5,877 million in 2003. The Group’s consolidated taxes (operating) of EUR 1,758 million in 2004 and EUR 1,460 million in 2003 represented overall effective tax rates of 23.7% and 24.9%, respectively, compared to the statutory rates for the Group’s primary operating subsidiaries that ranged from 16.5% to 47%, and averaged 35%. The difference between statutory and effective rates was due primarily to a reduction in the taxes paid by the Group’s Dutch subsidiaries, for which the statutory rate was 34.5% and the effective rate was 29.0% in 2004.

Operating net profit increased EUR 1,336 million, or 33.0%, to EUR 5,389 million in 2004 compared to EUR 4,053 million in 2003, reflecting the increased pre-tax profits, as well as the release of EUR 932 million in capital gains (EUR 258 million in 2003), although the effect of exchange rate movements decreased operating net profit in 2004 by EUR 17 million, compared to a decrease of EUR 49 million in 2003, both net of US-dollar hedging. Including non-operating profits, net profit increased EUR 1,925 million, or 47.6%, to EUR 5,968 million in 2004 compared to EUR 4,043 million in 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

Total operating income of ING Group decreased by EUR 5,887 million, or 8.3% to EUR 64,746 million,

from EUR 70,633 million in 2002, reflecting an decrease in income of the Group’s insurance operations of 10.5% and an increase in the banking operations of 4.3%. Total operating expenditure decreased by EUR 7,106 million, or 10.8%, from EUR 65,995 million in 2002 to EUR 58,889 million in 2003, reflecting decreases of 11.6% and 4.4% respectively, in total expenditure for the Group’s insurance and banking operations. The Group’s operating profit before tax increased the Netherlands, the Rest of Europe, North America, Latin America and Asia, but declined in Belgium and Australia.

Consolidated operating profit before tax increased by EUR 1,219 million, or 26.3%, to EUR 5,857 million in 2003 compared to EUR 4,638 million in 2002, reflecting increases of 10.0% for the insurance operations and 61.5% for the banking operations. Including non-operating results, profit before tax decreased by EUR 44 million, or 0.7%, to EUR 5,877 million in 2003 compared to EUR 5,921 million in 2002. The Group’s consolidated taxes (operating) of EUR 1,460 million in 2003 and EUR 873 million in 2002 represented overall effective tax rates of 24.9% and 18.8%, respectively, compared to the statutory rates for the Group’s primary Dutch and other non-domestic operating subsidiaries that ranged from 16.5% to 47%, and averaged 35%. The increase was mainly due to higher tax-exempt gains as well as the release of a tax provision in the insurance operations in 2002. The difference between statutory and effective rates was due primarily to a reduction in the taxes paid by the Group’s Dutch subsidiaries, for which the statutory rate was 34.5% and the effective rate was 19.1% in 2002.

Operating net profit increased EUR 620 million, or 18.1%, to EUR 4,053 million in 2003 compared to EUR 3,433 million in 2002, reflecting the increased pre-tax profits, although the effect of exchange rate movements between the euro and certain of the Group’s primary operating currencies decreased operating net profit in 2003 by EUR 49 million, compared to an increase of EUR 76 million in 2002, both net of U.S.-dollar hedging. Including non-operating profits, net profit decreased EUR 457 million, or 10.2%, to EUR 4,043 million in 2003 compared to EUR 4,500 million in 2002.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(EUR billions, except amounts per share )
Investments	398.0	335.0	297.6
Bank lending	317.5	292.6	284.4
Total assets	866.1	778.8	716.4
Insurance provisions
Life	200.2	188.2	186.0
Non-life	9.9	9.8	9.8
Total insurance provisions	210.1	198.0	195.8
Funds entrusted to and debt securities of the banking operations (1)	435.9	377.8	319.8
Due to banks	112.8	102.1	96.3
Total liabilities	840.2	757.5	698.1
Shareholders’ equity	25.9	21.3	18.3
Shareholders’ equity per Ordinary share	11.76	10.08	9.14

(1)	Funds entrusted to and debt securities of the banking operations consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.

Year ended December 31, 2004 compared to year ended December 31, 2003

Total assets increased by 11.2% in 2004 to EUR 866.2 billion, mainly due to increased fixed income investments and bank lending. Investments increased by EUR 63.0 billion, or 18.8%, to EUR 398.0 billion in 2004 from EUR 335.0 billion in 2003, representing an increase of EUR 15.7 billion in insurance investments and an increase of EUR 48.2 billion in banking investments of which EUR 38.2 billion was attributable to ING Direct.

Bank lending increased by EUR 24.9 billion, or 8.5%, rising to EUR 317.5 billion at the end of 2004 from

EUR 292.6 billion at the end of 2003. Of this amount, EUR 152.6 billion is related to lending in the Netherlands and EUR 164.9 billion to international lending. The total increase of EUR 24.9 billion was mainly due to a small increase of corporate loans, by EUR 4.0 billion and higher personal lending of EUR 18.5 billion. ING Direct contributed EUR 11.8 billion to the increase in personal lending.

Group shareholders’ equity increased by 21.2% or EUR 4,535 million to EUR 25,866 million at December 31, 2004 compared to EUR 21,331 million at December 31, 2003. Net profit from the year 2004 added EUR 5,968 million to shareholders’ equity and revaluations added EUR 1,063 million, offset by EUR (932) million in realized capital gains that were released through the profit and loss account, the interim cash dividend of EUR 399 million and exchange rate differences lowered shareholders’equity by EUR 966 million.

Year ended December 31, 2003 compared to year ended December 31, 2002

Total assets increased by 8.7% in 2003 to EUR 778.8 billion, due to increased fixed income investments, bank lending and banks. Investments increased by EUR 37.4 billion, or 12.6%, to EUR 335.0 billion in 2003 from EUR 297.6 billion in 2002, representing a small increase of EUR 1.5 billion in insurance investments and an increase of EUR 36.0 billion in banking investments of which EUR 29.8 billion was attributable to ING Direct.

Bank lending increased by EUR 8.2 billion, or 2.9%, rising to EUR 292.6 billion at the end of 2003 from EUR 284.4 billion at the end of 2002. Of this amount, EUR 143.7 billion related to lending in the Netherlands and EUR 148.9 billion to international lending. The total increase of EUR 8.2 billion was due to decreased corporate loans mainly as a result of negative currency rate fluctuations, by EUR 5.2 billion and higher personal lending of EUR 13.4 billion.

Group shareholders’ equity increased by 16.9% or EUR 3,077 million to EUR 21,331 million at December 31, 2003 compared to EUR 18,254 million on December 31, 2002. On balance, net profit of EUR 4,043 million increased and exchange rate differences decreased shareholder’s equity by EUR 1,123 million. In addition, the portion of the 2002 final dividend and 2003 interim dividend paid caused shareholders’ equity to decrease by EUR 943 million, partially offset by the issue of shares of EUR 925 million to fund the cash dividend.

SEGMENT REPORTING

ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. Each business line formulates its strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board. Each business line is also responsible for the preparation of its annual budget and each business line monitors the realization of its policies and budgets and its business units. The following table sets forth the contribution of our six business lines to our operating income and operating profit before tax for each of the years 2002-2004:

			Year ended December 31,
	2004	2003	2002	2004	2003	2002
	Total operational income			Operational result before taxation
			(EUR millions)
Insurance Europe	16,209	16,537	15,709	1,733	1,791	1,296
Insurance Americas	28,112	27,589	35,350	1,669	1,310	1,430
Insurance Asia/Pacific	10,487	8,424	8,778	751	411	574
Wholesale Banking	5,761	5,825	5,765	1,932	1,272	596
Retail Banking	5,035	4,773	4,814	1,170	1,058	1,023
ING Direct	1,705	1,045	618	432	151	(48)
Other (1)	505	553	(401)	(268)	(136)	(233)

Total Group	67,814	64,746	70,633	7,419	5,857	4,638

(1)	Reflects intersegment eliminations, part of the gain on old reinsurance activities, hege result and interest on core debt, not allocated to the different insurance business lines and interest expenses not allocated to the different banking business lines.

See Note 3.6.6 Segment Reporting of Notes to the consolidated financial statements for a reconciliation of our segment operating results to our net profits under Dutch GAAP.

Year ended December 31, 2004 compared to year ended December 31, 2003

Insurance Europe

Gross premiums written in the life operations increased by EUR 105 million, or 1.1%, to EUR 9,304 million, while gross premiums written in the non-life operations declined EUR 137 million, or 6.2%, to EUR 2,065 million.

The operating profit before tax decreased by 3.2% to EUR 1,733 million from EUR 1,791 million in 2003. Life results in the Netherlands declined 4.4%, caused by higher operating expenses, the impact of the transfer of a real estate portfolio to the banking operations, and a lower one-off gain on discontinued reinsurance activities. Life results in Belgium and Central Europe and Russia increased by 29.1% and 11.5% respectively from EUR 86 million to EUR 111 million in Belgium and from EUR 142 million to EUR 158 million for Central Europe and Russia. Operating profit before tax from non-life insurance increased 6.5% to EUR 312 million, mainly as a result of favourable claims experience in the Netherlands, which offset lower non-life results from Belgium.

Under U.S. GAAP, operating profit before tax would have been EUR 574 million higher in 2004 and EUR 205 million higher in 2003. This difference is mainly caused by the following reconciling items for 2004: the 2004 U.S. GAAP operating profit included provision for life policy liabilities of EUR 241 million (2003: EUR 42 million), real estate gains and losses of EUR 169 million (2003: EUR 268 million), accounting for derivative financial instruments held for risk management of EUR 185 million (2003: EUR(264)million), real estate valuation of EUR (118) million (2003: EUR (119) million) and amortization of premiums and discounts of debt securities of EUR (150) million (2003: EUR (174) million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Insurance Americas

Gross premiums written in the life business increased by EUR 925 million, or 5.3%, from EUR 17,503 million in 2003 to EUR 18,428 million in 2004, boosted by the introduction of new products as well as enhanced distribution. Gross non-life premiums decreased EUR 484 million, or 10%, to EUR 4,332 million in 2004, mainly due to lower premium income from motor and property insurance in Mexico as well as currency effects.

The operating profit before tax increased by EUR 359 million from EUR 1,310 million to EUR 1,669 million. The results include several one-off items related to the U.S. individual reinsurance business, which ING has exited, the pending sale of Life of Georgia, and the initial public offering of the non-life insurance business in Canada.

Operating expenses declined 1.5%, mainly as a result of currency effects. Excluding currency effects, operating expenses increased 7.2% primarily as the result of the transfer of certain investment management activities from banking to insurance at the beginning of 2004, as well as additional expenses related to exiting the U.S. individual life reinsurance business and the pending sale of Life of Georgia.

Under U.S. GAAP, operating profit before tax would have been EUR 263 million higher in 2004 and EUR 439 million higher in 2003. This difference is mainly caused by the following reconciling items for 2004: impairment of goodwill of EUR (147) million (2003: EUR (101) million),realized results on sales of debt securities of EUR 233 million (2003: EUR 712 million), amortization of premiums and discount of debt securities of EUR (111) million (2003: EUR 75 million), accounting for derivative financial instruments held for risk management of EUR 176 million (2003: EUR 283 million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Insurance Asia / Pacific

Gross premiums written in the life business increased by EUR 2,039 million, or 28.3, from EUR 7,193 million in 2003 to EUR 9,232 million in 2004, led by South Korea and Japan, while non-life premium income fell 40.9%, reflecting the sale of the Australian non-life business in the second quarter of 2004. Excluding the impact of currencies and divestments, total life premiums increased 32.9%. Double-digit growth rates in local currencies were recorded in Japan 81.8%, South Korea 49.6%, Malaysia 17.1%, Hong Kong 16.2%, Thailand 37.6%, India 211.3% and China 10.5%.

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

The operating profit before tax of the banking operations decreased by EUR 33 million from EUR 34 million in 2002 to EUR 1 million in 2003, mainly because of lower dividends in 2003, EUR (18) million received on the investment in Kookmin Bank (South Korea) and lower results EUR (15) million regarding the 44% stake in Vysya Bank (India)

The operating profit before tax increased by EUR 340 million, or 82.7% to EUR 751 million in 2004 from EUR 411 million in 2003, including a one-time gain of EUR 219 million from the sale of ING’s 50% stake in the Australian non-life insurance joint venture in the second quarter of 2004. Excluding that gain, operating profit before tax increased by 29.4% to EUR 532 million, led by the Australian life and wealth businesses and the life insurance businesses in South Korea and Japan.

Wholesale Banking

Total operating income of Wholesale Banking declined by EUR 64 million, or 1.1%, to EUR 5,761 million in 2004 from EUR 5,825 million in 2003, due in part to divestments. The interest result declined 4.6%, mainly as a result of a decrease in the Netherlands. Commission income decreased 0.4% to EUR 1,363 million from EUR 1,368 million in 2003. Other income increased 11.5% to EUR 1,017 million despite a charge of EUR 165 million from the combined impact of the sales of ING BHF-Bank activities (EUR (210) million), the Asian cash equities business (EUR (42) million) and CenE Bankiers (EUR 87 million). That was offset by an increase in other income in the Netherlands and Belgium due to higher results from financial transactions.

Operating profit before tax from Wholesale Banking increased by EUR 660 million, or 51.9%, to EUR 1,932 million from EUR 1,272 million in 2003. The increase was fully driven by a sharp decline in risk costs as the addition to the provision for loan losses decreased to EUR 192 million from EUR 868 million in 2003, as described below under “Addition to the provision for loan losses”. Profit was furthermore impacted by a number of one-off items, including losses on the sale of ING BHF-Bank activities and the Asian cash equities business, a gain on the sale of CenE Bankiers in the Netherlands, as well as restructuring costs and the transfer of businesses between insurance and banking. Excluding those items, operating profit before tax increased 57.0% to EUR 2,240 million from EUR 1,427 million in 2003. Currency effects had a negative impact of EUR 25 million.

Under U.S. GAAP, operating profit before tax would have been EUR 71 million lower in 2004 and EUR 131 million lower in 2003. This difference is mainly caused by the following reconciling items for 2004: real estate valuation of EUR (104) million (2003: EUR (48) million), realized results on sales and amortization of premiums and discount of debt securities of EUR (228) million (2003: EUR (151) million), accounting for derivative financial instruments held for risk management of EUR 206 million (2003: EUR (224) million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Retail Banking

Total operating income of Retail Banking rose EUR 262 million, or 5.5%, to EUR 5,035 million in 2004 from EUR 4,773 million in the previous year. Interest income increased 8.2% from EUR 3,630 million in

2003 to EUR 3,928 million in 2004 due to higher mortgage lending and increased savings, while interest margins narrowed slightly. Commission income rose 7.7%, mainly driven by higher securities-related commissions. Other income declined sharply, due in part to a EUR 48 million loss taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage product ‘MeerWaardehypotheek’. Excluding this loss, total income increased 6.5%.

Operating profit before tax from Retail Banking rose 10.6%, or EUR 112 million, from EUR 1,058 million in 2003 to EUR 1,170 million in 2004, driven by solid income growth and slightly lower risk costs. Results were bolstered by higher profit in the Netherlands, driven by increased mortgage lending and savings, and in Poland, which benefited from lower risk costs. Profit from Belgium declined, due to non-recurring expenses and risk costs which resulted in a loss in the fourth quarter, despite a 12.1% increase in operating income for full-year 2004.

Under U.S. GAAP, operating profit before tax would have been EUR 184 million higher in 2004 and EUR 190 million higher in 2003. This difference is mainly caused by the following reconciling items for 2004: valuation of fixed interest securities of EUR 278 million (2003: nil), and amortization of premiums and discount of debt securities of EUR (62) million (2003: EUR (57) million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

ING Direct

Operating income from ING Direct increased by EUR 660 million, or 63.2%, from EUR 1,045 million in 2003 to EUR 1,705 million in 2004, driven mainly by a 62.1% increase in the interest result, caused by the continued growth in funds entrusted. Total funds entrusted grew by EUR 46.0 billion, or 46.3%, to EUR 145.4 billion at December 31, 2004. Growth in mortgage lending also boosted income. At yearend 2004, ING Direct had a total mortgage portfolio of EUR 33.1 billion, an increase of EUR 12.1 billion from the end of 2003, driven mainly by growth in Germany and the U.S.

Operating profit before tax from ING Direct increased to EUR 432 million in 2004 compared with EUR 151 million in 2003 as it continued to attract new customers and gain critical mass in the markets where it operates. Of the eight countries in which ING Direct is active, it is profitable in seven.

Under U.S. GAAP, operating profit before tax would have been EUR 237 million lower in 2004 and EUR 43 million lower in 2003. This difference is caused by the following reconciling item for 2004: accounting for derivative financial instruments held for risk management of EUR (237) million (2003: EUR (47) million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Year ended December 31, 2003 compared to year ended December 31, 2002

Insurance Europe

Gross premiums written in the life operations increased by EUR 639 million, or 7.5%, to EUR 9,199 million. Gross premiums written in the non-life operations increased EUR 23 million, or 1.1%, to EUR 2,202 million.

The operating profit before tax increased by 38.2% to EUR 1,791 million from EUR 1,296 million in 2002. Pressure on investment income and higher expenses resulted in lower life results in the Netherlands. The life operations in Belgium and Poland, however, performed well. The non-life results on the home markets in the Netherlands and Belgium developed very favorably.

Under U.S. GAAP, operating profit before tax would have been EUR 205 million higher in 2003 and EUR 876 million lower in 2002. This difference is mainly caused by the following reconciling items for 2003: accounting for derivative financial instruments held for risk management of EUR (264) million (2002: EUR 105 million), realized result on sales and amortization of debt securities of EUR (120) million (2002: EUR (120) million), real estate gains and losses of EUR 268 million (2002: EUR 165 million), valuation of equity securities of EUR 349 million (2002: EUR (962) million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Insurance Americas

Gross premiums written in the life business decreased by EUR 6,550 million, or 23.1%, from EUR 28,380 million in 2002 to EUR 21,830 million in 2003, mainly caused by decreased fixed annuities sales, which suffered from the depressed interest rate environment. Gross non-life premiums decreased EUR 803 million, or 14.7%, to EUR 4,660 million in 2003.

The operating profit before tax decreased by EUR 120 million from EUR 1,430 million to EUR 1,310 million, due to the impact of lower interest rates causing margin compression and lower fixed annuity sales as well as unfavourable mortality in the reinsurance business.

Under U.S. GAAP, operating profit before tax would have been EUR 439 million higher in 2003 and EUR 11,557 million lower in 2002. This difference is mainly caused by the following reconciling items for 2003: impairment of goodwill of EUR (101) million (2002: EUR (10,942) million), valuation of debt securities of EUR (333) million (2002: EUR (375) million), realized results on sales and amortization of premiums and discount of debt securities EUR 786 million (2002: EUR 546 million), accounting for derivative financial instruments held for risk management of EUR 283 million (2002: EUR (538) million), deferred acquisition costs of EUR (169) million (2002: EUR 2 million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Insurance Asia/Pacific

Gross premiums written in the life business decreased by EUR 243 million, or 3.3%, from EUR 7,436 million in 2002 to EUR 7,193 million in 2003. Gross premiums, life and non-life, of the developing markets operations (mainly South Korea and Taiwan) increased 23.6% in local currencies. In Japan, premium income decreased by 1.4% in local currency due to the flat sales of single premium variable annuity product. Gross premiums of the non-life operations increased by 10.8% from EUR 362 million in 2002 to EUR 401 million in 2003.

The operating profit before tax of the insurance operations decreased by EUR 163 million, or 28.4%, to EUR 411 million in 2003 primarily due to the operating gain of EUR 222 million in 2002 from the transaction with ANZ, to EUR 411 million in 2003. The operations in Australia, Japan, Hongkong and South Korea all showed improved results in local currencies. Results from Taiwan were lower, mainly because of an addition of EUR 50 million to the provision against a prolonged low interest rate environment. Excluding this provision and at constant exchange rates, profit increased.

Wholesale Banking

Total operating income of Wholesale Banking rose EUR 60 million, or 1.0%, to EUR 5,825 million from EUR 5,765 million in 2002. The interest result declined 5.1%, particular in the international wholesale banking activities. Commission income increased 2.5% to EUR 1,368 million. Other income increased 31.6% to EUR 912 million, especially in Asset Management (ING Real Estate and ING Furman Selz), the international wholesale banking activities and ING Bank Netherlands. In 2002, Other income included an exceptional profit of EUR 94 million on Cedel shares.

Operating profit before tax from Wholesale Banking more than doubled to EUR 1,272 million from EUR 596 million. The higher profit is to a large extent caused due to a decrease of the addition to the provision for loan losses to EUR 868 million from EUR 1,267 million in 2002, particular in the Americas. Profit was impacted by a number of one-off items, including the EUR 94 million gain on Cedel shares in 2002 and restructuring costs in both 2002 (EUR 128 million) and 2003 (EUR 82 million). Excluding those items, operating profit before tax increased 115% to EUR 1,354 million.

Under U.S. GAAP, operating profit before tax would have been EUR (131) million lower in 2003 and EUR 1,011 million lower in 2002. This difference is mainly caused by the following reconciling items for 2003: valuation fixed interest securities of EUR 298 million (2002: EUR 344 million), goodwill EUR 0 million (2002: EUR (1,070) million), realized results on sales and amortization of premiums and discount of debt securities of EUR (151) million (2002: EUR (97) million), accounting for derivative financial instruments held for risk of management EUR (224) million (2002: EUR (45) million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

Retail Banking

Total operating income of Retail Banking decreased EUR 41 million, or 0.9%, to EUR 4,773 million in 2003 from EUR 4,814 million in 2002. Interest income increased 0.3%. Commission income decreased 6.5%, mainly caused by the on average lower stock market levels and the reluctance of private clients to invest in securities. Other income rose EUR 20 million to EUR 87 million in 2003.

Operating profit before tax from Retail Banking rose 3.4%, or EUR 35 million, from EUR 1,023 million to EUR 1,058 million in 2003, entirely due to lower operating expenses.

Under U.S. GAAP, operating profit before tax would have been of EUR 190 million higher in 2003 and EUR 98 million higher in 2002. This difference is mainly caused by the following reconciling items for 2003: goodwill EUR 0 million (2002: EUR (98) million), valuation of debt securities of EUR 102 million (2002: EUR 196 million), accounting for derivative financial instruments held for risk management of EUR 169 million. For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

ING Direct

Operating income from ING Direct increased EUR 427 million or 69.1% from EUR 618 million in 2002 to EUR 1,045 million in 2003, driven mainly by a 78.4% increase in the interest result, driven by the continued growth in funds entrusted. Total funds entrusted grew by EUR 44.2 billion, or 80.1%, to EUR 99.4 billion at the end of December 2003.

Operating profit before tax from ING Direct turned from a loss of EUR 48 million in 2002 to a profit of EUR 151 million in 2003 as it continued to attract new customers and gain critical mass in the markets where it operates. ING Direct is profitable in five of the eight countries in which it is active. ING Direct is not profitable in France, Italy and the United Kingdom.

Under U.S. GAAP, operating profit before tax would have been EUR (43) million lower in 2003 and EUR 0 million in 2002. This difference is mainly caused by the following reconciling item for 2003 accounting for derivative financial instruments held for risk management of EUR (47) million (2002: EUR 0 million). For an explanation of differences between Dutch GAAP and U.S. GAAP please refer to Notes 6.1 and 6.2 on pages F-93 to F-99.

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

As of December 31, 2004, our consolidated investment portfolio included unrealized gains on a U.S. GAAP basis of EUR 14,424 million (December 31, 2003: EUR 11,245 million) and unrealized losses of EUR 921 million (December 31, 2003: EUR 1,408 million).

The investment portfolio unrealized losses and impairments under U.S. GAAP are discussed below.

Investment portfolio unrealized losses

See Note 7.1 on page F-108 for the composition of investments in marketable securities on December 31, 2004 and December 31, 2003 on a U.S. GAAP basis.

The table below provides the gross unrealized loss on a U.S. GAAP basis on debt and equity securities of EUR 921 million for the year ended December 31, 2004 broken down by type of security and by the period of time for which the fair value was below cost price.

		Between 6
	Less than	and 12	More than
	6 months	months	12 months
	below cost	below cost	below cost	Total
		(EUR millions)
Debt securities:
Dutch Government		1		1
Foreign Governments	29	17	38	84
Corporate debt securities	79	55	128	262
Mortgage-backed securities	124	118	87	329
Other	37	5	51	93

Sub-total	269	196	304	769
Shares and convertible debentures	67	26	59	152

Total	336	222	363	921

The table below provides the gross unrealized loss on a U.S. GAAP basis on debt and equity securities of EUR 1,408 million for the year ended December 31, 2003 broken down by type of security and by the period of time for which the fair value was below cost price.

		Between 6
	Less than	and 12	More than
	6 months	months	12 months
	below cost	below cost	below cost	Total
		(EUR millions)
Debt securities:
Dutch Government	61	2		63
Foreign Governments	152	124	83	359
Corporate debt securities	257	221	47	525
Mortgage-backed securities	123	80	49	252
Other	14	26	5	45

Sub-total	607	453	184	1,244
Shares and convertible debentures	75	19	70	164

Total	682	472	254	1,408

The Company does not consider the securities with unrealized losses for over 12 months of EUR 363 million as of December 31, 2004 to be impaired, since either:

–	the market values securities are only insignificantly lower than the cost price

–	the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows, or

–	the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value of their securities.

The unrealized losses on securities on a Dutch GAAP basis are EUR 1,287 million higher as compared to U.S. GAAP as discussed in Note 6.1.e on page F-95 (2003: EUR 1,435 million higher).

Of the EUR 1,001 million unrealized losses on equit securities under Dutch GAAP that were in an unrealized loss position for more than six months as of December 31, 2004, EUR 717 million related to the equity security portfolio of our insurance operations in the Netherlands.

The unrealized losses are concentrated in the nutrition industry (EUR 145 million), chemical industry

(EUR 49 million), IT-services (EUR 36 million), general industrials (EUR 70 million), publishing industry (EUR 19 million), retail industry (EUR 15 million) and temporary labour industry (EUR 10 million).

Of the EUR 1,324 million unrealized losses on securities under Dutch GAAP that were in an unrealized loss position for more than six months as of December 31, 2003, EUR 887 million related to the equity security portfolio of our insurance operations in the Netherlands. The unrealized losses are concentrated in the nutrition industry (EUR 174 million), chemical industry (EUR 104 million), IT services (EUR 76 million), retail-wholesale (EUR 64 million), general industrials (EUR 57 million) and financials (EUR 25 million).

     Impairments

The carrying value of all investments in our investment portfolio is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The review includes, amongst other, an evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates, the extent to which the fair value is below the cost price, the period of time for which unrealized losses have existed and ING Group’s intent and ability to hold a security until the fair value will recover. For all investments for which, based on such review, the unrealized losses are expected to be other than temporary, the amount of unrealized loss is charged to the profit and loss account.

The table below provides the impairments on a U.S. GAAP basis as on December 31, 2004, 2003 and 2002.

	2004	2003	2002
Debt securities	95	474	716
Equity securities	40	215	1,532

Total	135	689	2,248

In 2004, we recorded impairments of EUR 135 million on a U.S. GAAP basis, of which EUR 95 million is related to our portfolio of debt securities.

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

Developments in 2004

The impairment review of the debt securities in our investment portfolio produced an impairment of EUR 95 million for 2004. The impairment is related to our portfolio in the United States. The most significant item is the EUR 53 million impairment on asset-backed securities, collateralized debt obligations, mortgage-backed and mortgage-backed derivative securities.

Developments in 2003

The 2003 impairment review of the debt securities in our investment portfolio produced an impairment of EUR 141 million, of which EUR 135 million is related to our portfolio in the United States:

•	EUR 51 million on debt securities of issuers in the airline energy industry. The majority of our airline investments are comprised of Enhanced Equipment Trust Certificates (“EETC”). Since the events of September 11, 2001, the airline industry suffered from reduced passenger volume due to a combination of security concerns and the slowdown in 2002 and gradual recovery in 2003 of the U.S. economy. Compounding the reduced volume were increased costs of enhanced security measures, increased fuel costs and relatively high cost structures. Over the past two years several carriers have sought bankruptcy protection and rejected a number of leases supporting debt structures similar to those held by ING resulting in our impairment

•	EUR 31 million attributed to asset-backed securities

•	EUR 11 million on debt securities of issuers in the cable and telecommunications industry. During 2003, the telecommunications industry remained under pressure due to a gradual recovery in the economy and an overcapacity of the industry’s infrastructure.

•	EUR 11 million on debt securities of issuers in the healthcare industry. The most significant holdings were impaired due to material accounting irregularities.

               Impairment of debt securities under U.S. GAAP

Under U.S. GAAP impairments are determined similar to Dutch GAAP. In the case of impairment, the related unrealized loss (included in shareholders’ equity) is recorded through the profit and loss account as a reduction of cost price. Under U.S. GAAP impairments may not be reversed in future periods. This difference has not resulted in any differences between the cost price of securities under Dutch GAAP and U.S. GAAP in 2004 or 2003 as no impairments were reversed under Dutch GAAP.

               Impairment of equity securities under Dutch GAAP

Under Dutch GAAP, a distinction is made between unrealized losses due to general market fluctuations and unrealized losses due to issuer-specific developments. Unrealized losses due to temporary fluctuations in equity markets do not lead to impairment. The impairment review focuses on issuer specific developments regarding financial condition and future prospects, taking into account the intent and ability to hold the securities under the ING Group’s long term investment strategy. Issuer specific developments may include significant financial difficulty of the issuer, a high probability of bankruptcy or other financial reorganization of the issuer and the disappearance of an active market for that financial asset due to financial difficulties. If, in a subsequent period, the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income, the loss should be reversed, with the reversal included in net result for the period.

Developments in 2004

In 2004, ING Group recognized impairments of EUR 9 million under Dutch GAAP.

Developments in 2003

In 2003, ING Group recognized impairments of EUR 55 million under Dutch GAAP, consisting of several minor impairments, concentrated in the general industrials (EUR 16 million) and IT services (EUR 8 million).

Impairment of equity securities under U.S. GAAP

Under U.S. GAAP, based on strict Securities and Exchange Commission interpretations, additional impairments are recognized for other than temporary unrealized losses on top of the impairments already recognized under Dutch GAAP.

An additional impairment may be recognized under U.S. GAAP after giving additional consideration to the extent to which the fair value is below the cost price and the period of time for which unrealized losses have existed. Under U.S. GAAP, impairments may not be reversed in future periods. Impairments are treated as a reduction of cost. This last difference has not resulted in any differences between the cost price of securities under Dutch GAAP and U.S. GAAP in 2004 as no impairments were reversed under Dutch GAAP.

Developments in 2004

In 2004, we recorded an impairment of EUR 40 million on equity securities related to other than temporary losses on a U.S. GAAP basis.

Developments in 2003

In 2003, under U.S. GAAP, the adjustment for equity securities was EUR 335 million lower, as the adjustment for realized losses (either sold or impaired) under Dutch GAAP, which were already recognized under U.S. GAAP in prior years, exceeds the additional impairment on a U.S. GAAP basis.

In 2003, we recorded an impairment of EUR 215 million related to other than temporary losses on a U.S. GAAP basis, concentrated in the temporary labor industry (EUR 62 million), IT services (EUR 54 million), nutrition industry (EUR 40 million) and retail-wholesale (EUR 11 million).

Impact on future earnings

Although all individual securities were reviewed to ensure that all material impairments or other than temporary losses were charged to the profit and loss account in 2004, the identification of impairment and other than temporary losses and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices. Further developments after December 31, 2004 may indicate that certain unrealized losses that existed as of December 31, 2004 will need to be considered other than temporary, resulting in a negative impact on our profit and loss account.

Goodwill

In 2002, a significant difference existed between the result pursuant to Dutch GAAP, which was a profit of EUR 4,500 million, and the net loss of EUR 9,627 million pursuant to U.S. accounting principles. This difference was primarily the result of the adoption of new goodwill requirements under U.S. GAAP.

As of January 1, 2002 goodwill is no longer amortized but tested for impairment if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. See Note 7.12, Business Combinations for additional information on the accounting treatment of goodwill under U.S. GAAP.

Under Dutch GAAP, goodwill paid on acquisitions is directly charged to shareholders’ equity at the time of an acquisition. This difference between Dutch and U.S. accounting principles is explained in Note 6.1 to the financial statements.

Transitional goodwill impairment test 2002

ING Group adopted SFAS 142 as of January 1, 2002 and performed the required assessment of whether there was any indication that goodwill was impaired as of the date of adoption. As a result, certain goodwill was impaired and ING Group recognized a transitional goodwill impairment charge of EUR 13,103 billion in the 2002 profit and loss account for the cumulative effects of changes in accounting principles as required by SFAS 142.

The transitional goodwill impairment charge related to the following reporting units:

2002
Reporting unit
US	8,077
Latin America	2,836

Sub-total EC Americas	10,913

Germany	977
UK	191

Sub-total EC Europe	1,168

Greater China	1,022

Sub-total EC Asia/Pacific	1,022

Total transitional goodwill impairment charge	13,103

In performing the transitional goodwill impairment test ING Group determined the fair value of the reporting units using valuation techniques consistent with market appraisals for insurance companies and banks. The fair value of our insurance operations, including the reporting units in the United States, Latin America and Greater China, was determined using a discounted cash flow model, discounting the future earnings arising on the books on December 31, 2001, requiring assumptions as to a discount rate and expectations with respect to future growth rates.

Goodwill allocated to the reporting units in the United States, Latin America and Greater China mainly relates to the goodwill paid on the acquisition of ReliaStar Financial Corp., Aetna Financial Services and Aetna International in 2000. ING Group acquired these companies in 2000 at the height of the acquisition market. At the time of the acquisition, similar models were used to estimate the fair value of these entities, using then prevailing assumptions. These assumptions were significantly affected by the ongoing weakness in the overall economic conditions. In 2001, market and business conditions deteriorated compared to 2000, which has adversely affected the assumptions used at the time of acquisition and as a result, adversely affected the fair value of the reporting units. Future earnings were discounted at the risk free rate, adjusted for the basic risk premium that differs per country, which depends on the size of the business, immature market conditions and economic and political conditions. Discount rates used in the transitional goodwill impairment test are 11% for the United States, 12.5% to 16% for Latin America and 13.5% for Greater China.

The fair value of our banking operations, including the reporting units in Germany and the United Kingdom, was determined with a price/earnings multiple model, in which the 2002 forecasted profit was multiplied by the current price/earnings multiple for similar acquisitions. In 1998, goodwill allocated to these reporting units relates mainly to the acquisition of BHF-Bank A.G. Since then, the price/earnings multiple for similar acquisitions has decreased significantly given the overall weakness in the economy set out above, which has adversely affected the fair value of the reporting unit.

Annual goodwill impairment tests

The annual goodwill impairment test is performed in the fourth quarter for all reporting units.
In 2004, with the exception of reporting unit Latin America discussed below, there is no indication that goodwill is impaired as of December 31, 2004.

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

Of the remaining goodwill for reporting unit Latin America, EUR 101 million was written off in the 2003 annual goodwill impairment test. As of December 31, 2003 the fair value, estimated using a discounted cash flow model was below carrying value. Since the acquisition in 2002, the local economic environment and business conditions deteriorated, leading to higher interest rates and devaluation of the Real. The decline in fair value was viewed as other than temporary and ING Group recognized an impairment charge of EUR 101 million in 2003 for U.S. GAAP purposes.

The fair value of the reporting unit, estimated using a discounted cash flow model, has continued to decrease in 2004 and the decrease is viewed as other than temporary. In 2004, ING Group has recognized an additional impairment charge of EUR 26 million for U.S. GAAP purposes for goodwill allocated to the reporting unit Latin America. The impairment charge had no impact on net income under Dutch GAAP since goodwill has not been capitalized but charged to equity immediately at the time of the acquisition.

The 2002 annual goodwill impairment test did not result in any impairment charges above that recorded as the transition impairment charge described above.

The business line structure that was introduced in 2004 changed ING Group’s operating segments and, one level below, the components used in the transitional goodwill impairment test to identify the reporting units. As a consequence, ING Group revised the reporting units in 2004 which did not affect the outcome of the 2004 annual goodwill impairment test.

INSURANCE OPERATIONS

The following table sets forth selected financial information for the Group’s consolidated insurance operations for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Income from insurance operations:
Gross premiums written:
Life	36,975	33,904	38,899
Non-life	6,642	7,288	7,917

Total	43,617	41,192	46,816
Income from investments	9,944	9,721	10,506
Commissions and other income	1,837	2,320	2,127

Total (1)	55,398	53,233	59,449

Net premiums written:
Life	35,355	32,803	37,806
Non-life	5,886	6,358	6,642

Total	41,241	39,161	44,448

Operating profit before tax from insurance activities:
Life	2,396	2,478	2,603
Non-life	1,609	1,008	567

Total	4,005	3,486	3,170
Taxation	901	861	540
Third party interests	119	117	92

Operating net profit	2,985	2,508	2,538

(1)	Under U.S. GAAP total operating income 2004 was EUR 36,400 million (2003 EUR 32,349 million, 2002: EUR 31,523 million). The difference with Dutch GAAP mainly relates to contracts that do not expose the Company to significant mortality or morbidity risks. (See note 6.4.k to the consolidated financial statements).

As of the first quarter of 2004, Guaranteed Investment Contracts (“GICs”) are no longer included in premium income and underwriting expenditure, to bring reporting into line with practice at other insurers. Premium income and underwriting expenditure related to these contracts are no longer included in revenues and expenses, respectively. Only the difference between premium income and underwriting expenditure of GICs is included in the profit and loss account. Figures in the corresponding periods have been adjusted accordingly. In 2004, EUR 3,356 million in GICs proceeds were received, compared with EUR 4,327 million in 2003 and EUR 5,468 million in 2002.

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

				Operating
	Gross premiums written			profit before tax
	2004	2003	2002	2004	2003	2002
	(EUR millions)			(EUR millions)
The Netherlands	7,516	7,429	6,786	1,423	1,451	1,067
Belgium	2,439	2,568	2,335	128	109	74
Rest of Europe	1,415	1,404	1,618	182	231	155
North America	20,663	19,981	25,231	1,438	1,008	1,123
Latin America	2,097	2,338	3,293	231	302	307
Asia	8,046	5,950	6,035	314	235	245
Australia	1,423	1,644	1,763	437	176	329
Other	155	348	388	(148)	(26)	(130)
Premiums between geographic areas (1)	(137)	(470)	(633)	—	—	—

Total	43,617	41,192	46,816	4,005	3,486	3,170

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

Year ended December 31, 2004 compared to year ended December 31, 2003

On a consolidated basis, the Group’s insurance operations contributed EUR 4,005 million and EUR 3,486 million to the Group’s profits before tax in 2004 and 2003, respectively, and EUR 2,985 million and EUR 2,508 million to the Group’s net profits in those years. Changes in income and profit were affected by exchange rate movements, acquisitions and divestments in those years.

               Total income

Total income from insurance operations in 2004 increased by EUR 2,165 million, or 4.1%, to EUR 55,398 million, from EUR 53,233 million in 2003. The increase was negatively affected by exchange rate movements, as the euro strengthened against most other currencies. Gross premiums increased by EUR 2,425 million or 5.9%, as strong growth, particularly from the life insurance businesses in the United States and Asia, was offset in part by divestments and currency effects. Investment income increased by EUR 223 million mainly due to one-time gains on the sale of the Australian non-life business and the IPO of ING Canada in 2004 (EUR 219 million and EUR 249 million respectively), partly compensated by disposals in 2003. Commissions and other income decreased by EUR 483 million, or 20.8%, amongst others due to lower gains from discontinued reinsurance activities (EUR 96 million in 2004 compared to EUR 303 million in 2003), the release of a catastrophe provision in 2003 (EUR 88 million) and currency effects.

The total impact of exchange rate movements amounted to EUR (2,607) million. Acquisitions and divestitures decreased total income on balance by EUR 825 million. The organic growth of total income, disregarding the influence of acquisitions, divestitures and exchange rate movements, was EUR 5,597 million or 11.3%, reflecting a 13.6% increase in gross premiums (life increased by 15.6% and non-life increased by 3.0%) and 3.6% higher investment income, commissions and other income.

As of 2004, the ING Real Estate Investment Management companies were transferred from the insurance operations to the banking operations, while the former Furman Selz activities were transferred from banking operations to the insurance operations. On balance, the transfer decreased the comparable operating profit before taxation of ING’s insurance operations in 2003 as follows:

Year ended December 31,
2003
(EUR millions)
Income from investments	(1)
Commissions	(97)
Other income	(5)

Total	(103)

Personnel expenses	(9)
Other operating expenses	(21)

Operating expenses	(30)

Profit before taxation	(73)

The following table sets forth the Group’s gross life premiums by geographic area and type of product for the years indicated.

               Profit before tax

The profit before tax from the Group’s insurance activities increased in 2004 by EUR 519 million, or 14.9%, to EUR 4,005 million, from EUR 3,486 million in 2003, reflecting a decrease in life operations of 3.3% and a growth in non-life operations of 59.6%. Higher hedge profits contributed EUR 107 million to the increase in profits, but were partially offset by the influence of exchange rate movements which had a negative effect of EUR 89 million, mainly due to the depreciation of most currencies against the euro. Higher profits were generated especially in North America, Australia, Asia and Belgium while the Netherlands, the Rest of Europe, Latin America and Other regions showed lower profits compared to 2003.

Operating expenses for 2004 decreased by 1.2% as compared to 2003, as personnel expenses increased by 1.0% and other operating expenses decreased by 4.1%. Excluding exchange rate differences and acquisitions and divestments, total operating expenses increased organically by 6.1%, mainly due to higher expenses in the Netherlands, Belgium, the Rest of Europe and Australia, amongst others caused by investments in new IT systems and improvements to the quality of IT systems. Expenses as a percentage of assets under management for investment products increased 8 basis points to 0.94%. Expenses as a percentage of life premiums improved to 12.8% in 2004 from 13.2% in 2003. The expense ratio for non-life insurance was 30.6% compared with 28.2% in 2003.

               Taxation

The overall effective tax rate in 2004 for the Group’s insurance operations was 22.5%, compared to a 24.7% rate in 2003. The decrease was mainly due to the release of tax provisions and the inclusion of a number of gains with zero or low tax charges.

               Operating net profit

Operating net profit for the Group’s insurance operations in 2004 amounted to EUR 2,985 million, an increase of EUR 477 million, or 19.0% from EUR 2,508 million in 2003.

               Embedded value of life operations

The total embedded value of ING’s life insurance operations was EUR 23,500 million before dividends of EUR 1,049 million to the Group, an 12.8% increase from the revised embedded value of EUR 20,836 million at year-end 2003. After dividends the embedded value was EUR 22.5 billion. The 2004 year-end figures reflect ING’s adoption of the European Embedded Value principles issued by the CFO forum, a group representing the chief financial officers of major European insurers. The most significant impact of this adoption on the embedded value was a reduction of EUR 616 million for the expenses associated with financial options and guarantees, resulting in a 2.7% decrease in the embedded value at year-end 2004. Another significant change was the adoption of a new internal capital model, which better aligns capital with the economics of the business. This change reduced embedded value by EUR 744 million in 2004. Currency impacts had an impact of EUR 529 million, while assumption changes and financial variances increased embedded value by EUR 314 million and EUR 431 million respectively.

Year ended December 31, 2003 compared to year ended December 31, 2002.

On a consolidated basis, the Group’s insurance operations contributed EUR 3,486 million and EUR 3,170 million to the Group’s profits before tax in 2003 and 2002, respectively, and EUR 2,508 million and EUR 2,538 million to the Group’s net profits in such years. Changes in income and profit were affected by disposals in 2003 (including Seguros Bital, Sviluppo), the joint venture with ANZ (one of Australia’s major banks) which we entered into in 2002, and by a few smaller acquisitions and divestitures.

               Total income

Total income from insurance operations in 2003 decreased by EUR 6,216 million, or 10.5%, to EUR 53,233 million, from EUR 59,449 million in 2002. The decrease was fully caused by exchange rate movements, as the euro strengthened against most other currencies. Gross premiums decreased by EUR 5,624 million mainly due to currency effects. However, gross premiums in the Netherlands and Belgium increased by 9.5% and 10.0% respectively. Investment income decreased by 7.5% over 2002 levels due to currency effects and the operating part of the ANZ gain in 2002; however, realized capital gains on real estate were higher than in 2002. Despite the currency effect, commissions and other income increased by EUR 193 million, or 9.1%, primarily due to a gain from discontinued, reinsurance activities (EUR 303 million) and the release of a catastrophe provision (EUR 88 million), both in 2003, which was, in part, offset by the profit on the surrender of a group life contract (EUR 120 million) in 2002.

The total impact of exchange rate movements amounted to EUR (6,826) million. Acquisitions and divestitures decreased total income by EUR 263 million. The organic growth of total income, disregarding the influence of acquisitions, divestitures and exchange rate movements, was EUR 874 million or 1.8%, reflecting on balance slightly higher gross premiums (0.6% for life and 4.2% for non-life) and 5.7% higher investment income, commissions and other income.

               Profit before tax

The profit before tax from the Group’s insurance activities increased in 2003 by EUR 316 million, or 10.0%, to EUR 3,486 million, from EUR 3,170 million in 2002, reflecting a decrease in life operations of 4.8% and a growth in non-life operations of 77.8%. The influence of exchange rate movements decreased the profit before tax by EUR 220 million, mainly due to the depreciation of most currencies against the euro, offset in part by EUR 98 million higher hedge profits. Higher profits were generated especially in the Netherlands, Belgium, Rest of Europe and Other regions while North America, Latin America, Asia and Australia showed lower profits compared with 2002.

Operating expenses in 2003 decreased by 5.9% from EUR 5,203 million in 2002 to EUR 4,897 million in 2003 as personnel expenses decreased by 1.0% and other operating expenses decreased by 11.4%. Excluding exchange rate differences and acquisitions and divestments, total operating expenses increased organically by 6.5%, mainly because of higher pension costs, additional expenses with regard to the improvement of the service levels of the Dutch operations, implementation costs of shared service centres, reorganization costs in the United States and Poland and increased claim handling expenses in some business units. In addition, a strong expense growth was experienced in Canada, higher staff expenses and litigation reserve, and South Korea, high organic growth due to marketing and promotion costs.

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

               Embedded value of life operations

At the end of 2003, the total embedded value of ING’s life insurance operations was EUR 21,724 million compared to EUR 23,279 million at year-end 2002. The primary reasons for the decline in embedded value are the lower assumed investment return especially in the Netherlands and Asia/Pacific and the impact of the strengthening of the euro. The value of new business written decreased from EUR 519 million in 2002 to EUR 440 million in 2003. This decrease reflects lower sales and lower returns on investment. During 2003, ING invested EUR 1,479 million to write new life insurance business. The overall rate of return expected on this investment is 10.9%. This compares to an overall return of 11.5% in 2002. The expected rate of return in developing markets is 15.3%.

Life insurance operations

The following table sets forth certain summarized financial information for the Group’s life insurance operations for the years indicated.

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Gross premiums	36,975	33,904	38,899

Net premiums (1)	35,356	32,802	37,806
Income from investments	8,217	8,285	8,289
Other income	33	94	223

Total income	43,606	41,181	46,318

Life policy benefits paid or provided for	36,628	34,909	39,336
Operating expenses	2,536	2,459	2,601

Acquisition costs and other expenses	2,046	1,335	1,778

Total expenditure	41,210	38,703	43.715

Profit before taxation	2,396	2,478	2,603

(1)	Net of reinsurance premiums ceded of EUR 1,619 million, EUR 1,102 million and EUR 1,093 million, in 2004, 2003 and 2002 respectively.

Year ended December 31, 2004 compared to year ended December 31, 2003

               Premium income

Gross premium income of the Group’s life operations in 2004 increased by EUR 3,071 million, or 9.1%, compared to 2003 levels. Disregarding the negative effects of exchange rate movements, (which resulted in a decrease of EUR 1,816 million), and acquisitions/divestitures (which resulted in a decrease of EUR 114 million), gross premium income for the Group increased by EUR 5,001 million or 15.6%. All regions, and in particular North America and Asia contributed to the growth, except for Belgium and Australia.

               Life policy benefits paid or provided for

Life policy benefits paid or provided for consist of life benefits paid to policy owners and beneficiaries, increases in life insurance provisions and profit sharing and rebates for policyholders. Total life policy benefits increased by EUR 1,719 million, or 4.9%, to EUR 36,628 million from EUR 34,909 million in 2003, in each case net of reinsurance. Life policy benefits paid and insurance provisions increased by EUR 1,790 million, or 5.2%, to EUR 35,944 million in line with the increase in premiums. Profit sharing and rebates, which consist of distributions (in the form of a reduction of premiums or credits) to policyholders with respect to portfolio yield or the profits of the policy issuing company, decreased by

4.6% from EUR 328 million in 2003 to EUR 313 million in 2004; bonuses added to policies decreased by 12.9% from EUR 426 million in 2003 to EUR 371 million in 2004.

               Operating expenses

Life operating expenses increased by EUR 77 million, or 3.1%, from EUR 2,459 million in 2003 to EUR 2,536 million in 2004. Excluding exchange rate movements, the increase was 8.7%.

               Profit before tax

The profit before tax from life insurance operations in 2004 decreased by 3.3% from EUR 2,478 million in 2003 compared to EUR 2,396 million in 2004, as the impact of divestments and other one-off items offset strong results at the core life insurance businesses, particularly in the United States. One-off items had a negative impact of EUR 237 million in 2004, including a charge of EUR 219 million at the individual life reinsurance business in the United States, which ING exited. In 2003, one-off items had a positive impact of EUR 269 million such as gains on the sale of ING’s life insurance unit in Italy of EUR 71 million and on ING’s stake in Seguros Bital joint venture in Mexico of EUR 38 million, a release of a catastrophe provision of EUR 88 million and a gain on discontinued reinsurance activities of EUR 72 million). In 2003, excluding one-off items, total operating profit before tax from life insurance increased by 19.2% to EUR 2,633 million from EUR 2,209 million in 2003. In particular, the life businesses in the United States, Asia/Pacific and Belgium, posted strong results.

The following table sets forth a geographic breakdown of the profits before taxation of the Group’s life operations:

	Year ended December 31,
	2004	2003
	(EUR millions)
Profit before tax
The Netherlands	1,139	1,192
Belgium	111	86
Rest of Europe	171	220
North America	652	781
Latin America	108	137
Asia	311	236
Australia	162	101
Other	(258)	(275)

Total	2,396	2,478

     In the Netherlands, profit before tax decreased by EUR 53 million, or 4.4%, over 2003 levels as improved morbidity results were more than offset by higher operating expenses and the impact of the transfer of a real estate portfolio to the banking operations. Substantial realized capital gains on real estate were slightly higher than in 2003 (EUR 489 million compared to EUR 482 million in 2003). Operating expenses were higher, due to investments in new IT- systems and continued efforts to reduce backlogs and update policies to comply with Dutch legislative changes at Nationale-Nederlanden. One-off items which consisted primarily of gains on discontinued reinsurance activities amounted to EUR 10 million in 2004 compared to EUR 37 million in 2003.

     In Belgium, profit before tax rose by EUR 25 million or 29.1% from 2003 levels, mainly due to higher fee and investment income due to a growth in assets under management.

     In the Rest of Europe, the profit before tax decreased by EUR 49 million, or 22.3%, to EUR 171 million, as a result of the sale of ING’s life insurance business in Italy in 2003 (which had a negative impact of EUR 56 million, (an additional EUR 15 million was recorded in the area Other). All operations in Eastern Europe (except Slovakia) as well as Greece and Spain posted higher profits than in 2003.

     In North America, profit before tax in 2004 decreased by EUR 129 million, or 16.5%, to EUR 652 million. However, excluding a charge of EUR 219 million at the individual life reinsurance business in the United States, which ING exited and EUR 28 million expenses related to the pending sale of Life of Georgia and a loss of EUR 69 million based on currency movement, the profit before tax in North

America increased by EUR 189 million or 23.9%, due to higher fee income as asset levels increased, driven by higher sales and positive net inflows in the retirement services, life and annuities business. Results from asset management increased, driven by higher gains on the private equity portfolio as well as expense management. In addition, lower net credit related investment losses.

     In Latin America, profit before tax decreased by EUR 29 million, or 21.2%, to EUR 108 million. Excluding the currency impact and the gain from the sale of the Seguros Bital joint venture in Mexico in 2003 the profit before tax increased by EUR 16 million or 17.4%, mainly due to higher commissions-and investment income in Mexico. In addition EUR 8 million higher results in Argentina due to expense savings primarily related to no longer paying agent commissions on the renewal of the business that remains inforce (on October 20, 2004, ING announced that it signed an agreement to transfer all life insurance policies and other assets of ING Insurance Argentina to Zurich Financial Services Group, which was completed in the first quarter of 2005).

     In Asia, profit before tax was EUR 311 million, EUR 75 million, or 31.8%, higher than in 2003, led by the life insurance businesses in South Korea and Japan. Profits from South Korea increased driven by higher sales and renewal premiums and continued low claim levels. Profits from Japan increased mainly due to higher sales of corporate-owned life insurance products and single-premium variable annuity products. However, profits from Taiwan were lower, mainly because of an EUR 50 million higher addition to the provision against a prolonged low interest rate environment.

     In Australia, profit before tax increased by EUR 61 million, or 60.4%, to EUR 162 million in 2004. Excluding the impact of the transfer of real estate businesses from insurance to Wholesale Banking, profit from the ongoing Australian life and wealth operations rose by EUR 67 million or 70.5%. Earnings included a release of EUR 29 million in excess reserves in the fourth quarter, which were held for the capital guarantee business. Profit growth was driven by higher investment earnings and higher fees as a result of growth in assets under management, due to favourable capital market developments, and favourable claims and lapse results.

     Profit before tax in the area Other (for a large part consisting of paid interest on core debt and hedge results) improved on balance due to higher hedge results and lower paid interest on core debt, partly offset by a release of a catastrophe provision in 2003, a gain on the sale of ING Sviluppo in 2003 and higher gains from previously discontinued reinsurance business.

Year ended December 31, 2003 compared to year ended December 31, 2002

               Premium income

Gross premium income of the Group’s life operations in 2003 decreased by EUR 4,995 million, or 12.8%, compared to 2002 levels. Disregarding the negative effects of exchange rate movements (EUR 4,714 million) and acquisitions/divestitures (EUR 217 million), gross premium income for the Group decreased organically by EUR 64 million or 0.2%, due primarily to the uncertainty of consumers about the economic climate, the fierce competition in the main insurance markets and the choice of ING for profitability above market share; premium income in the United States dropped organically by 7.4%, mainly due to lower sales of annuities. However, Life premiums in the Dutch and Belgian Life market showed a double digit growth.

               Life policy benefits paid or provided for

Life policy benefits paid or provided for consist of life benefits paid to policy owners and beneficiaries, increases in life insurance provisions and profit sharing and rebates for policyholders. Total life policy benefits decreased by EUR 4,427 million, or 11.3%, to EUR 34,909 million from EUR 39,336 million in 2002, in each case net of reinsurance. Life policy benefits paid and insurance provisions decreased by EUR 4,623 million, or 11.9%, to EUR 34,154 million in line with the decrease in premiums. Profit sharing and rebates, which consist of distributions (in the form of a reduction of premiums or credits) to policyholders with respect to portfolio yield or the profits of the policy issuing company, increased from EUR 60 million in 2002 to EUR 328 million in 2003; bonuses added to policies decreased from EUR 499 million in 2002 to EUR 426 million in 2003.

               Operating expenses

Life operating expenses decreased by EUR 142 million, or 5.5%, from EUR 2,601 million in 2002 to EUR 2,459 million in 2003. The decrease was due to exchange rate movements.

               Profit before tax

The profit before tax from life insurance operations in 2003 decreased by 4.8% or EUR 125 million compared with 2002 to EUR 2,478 million.

This decrease can be attributed primarily to the operating part of the ANZ gain (EUR 222 million) in Australia in 2002 and lower profits in North America and the area Other.

The following table sets forth a geographic breakdown of the profits before taxation of the Group’s life operations:

	Year ended December 31,
	2003	2002
	(EUR millions)
Profit before tax
The Netherlands	1,192	914
Belgium	86	72
Rest of Europe	220	149
North America	781	945
Latin America	137	127
Asia	236	251
Australia	101	290
Other	(275)	(145)

Total	2,478	2,603

     In the Netherlands, profit before tax increased by EUR 278 million, or 30.4%, as compared to 2002 levels mainly due to higher realized capital gains on real estate. Operating expenses were higher, due to higher pension costs as well as expenses to reduce backlogs and improve the service level. Mortality and morbidity experience improved over 2002. One-time items amounted to EUR 37 million in 2003 (gain from previously discontinued reinsurance business) as compared to EUR 120 million in 2002 (profit on the surrender of a group life contract).

     In Belgium, profit before tax rose by EUR 14 million or 19.4% from 2002 levels, mainly due to the strong retail profit on universal life products.

     In the Rest of Europe, the profit before tax increased by EUR 71 million, or 47.7%, to EUR 220 million, including part of the gain on the sale of ING Sviluppo (EUR 56 million; an additional EUR 15 million was recorded in the area Other). Almost all operations in Eastern Europe as well as Greece and Spain posted higher profits than in 2002.

     In North America, profit before tax decreased by EUR 164 million, or 17.4%, to EUR 781 million. However, excluding currency impact and the release in 2002 of contingent provisions associated with prior acquisitions, the profit before tax in North America increased by EUR 16 million or 2.1%. Higher profits in the United States were mainly caused by improved equity markets and lower net credit related investment losses, partly offset by lower investment spreads and unfavourable individual reinsurance product experience.

     In Latin America, profit before tax increased by EUR 10 million to EUR 137 million in 2003. Excluding the currency impact and the gain from the sale of the Seguros Bital joint venture in Mexico the profit before tax decreased by EUR 2 million, mainly due to Argentina (currency gain from working capital denominated in USD in 2002) and the impact of divestitures in 2002.

     In Asia, profit before tax was EUR 236 million, EUR 15 million lower than in 2002. Excluding currency impact the profit before tax increased by EUR 29 million. The main contributors to this growth were Korea and Japan. Profits from Japan increased mainly due to higher results on mortality and morbidity and profits in Korea rose due to better results on mortality, interest, expenses and surrenders. Businesses in the developing markets of China, India and Thailand also posted substantial increases. Profits from Taiwan were lower, mainly because of an addition of EUR 50 million to the provision against a prolonged low interest rate environment.

     In Australia, profit before tax decreased by EUR 189 million to EUR 101 million in 2003. Excluding the EUR 222 million of the operating part of the ANZ gain in 2002, profit before tax rose by EUR 33 million, reflecting the continuing strong underwriting environment, higher premium rates and favourable claims experience.

     Profit before tax in the area Other decreased on balance by EUR 130 million. Lower interest income and lower dividend income mainly as a consequence of measures to strengthen ING’s capital base and to reduce core debt were partly compensated by higher hedge results, the release of a catastrophe provision, a gain from previously discontinued reinsurance business and the gain on the sale of ING Sviluppo in 2003.

Non-life insurance operations

The following table sets forth certain summarized financial information for the Group’s non-life operations for the years indicated:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Gross premiums written	6,642	7,288	7,917

Net premiums earned (1)	5,813	6,128	6,297
Income from investments	1,232	920	732
Other income	27	9	62

Total income	7,072	7,057	7,091

Claims and claims expenses	3,352	3,945	4,390
Operating expenses	883	849	911
Acquisition costs and other expenses	1,228	1,255	1,223

Total expenses	5,463	6,049	6,524

Profit before tax	1,609	1,008	567

(1)	Net of reinsurance ceded of EUR 756 million, EUR 930 million and EUR 1,275 million in 2004, 2003 and 2002, respectively and changes in provision for unearned premiums and unexpired insurance risks.

The following table sets forth the Group’s non-life gross written premiums by geographic area:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
The Netherlands	1,693	1,847	1,859
Belgium	324	311	282
Rest of Europe	48	44	38
North America	2,741	2,944	3,069
Latin America	1,591	1,872	2,546
Asia	37	45	66
Australia	200	356	296
Other	142	337	385
Premiums between geographic areas (1)	(134)	(468)	(624)

Total	6,642	7,288	7,917

(1)	Represents reinsurance premiums ceded between Group companies in different geographic areas.

Year ended December 31, 2004 compared to year ended December 31, 2003

               Premium income

Gross premium income of the Group’s non-life operations in 2004 decreased by EUR 646 million, or 8.9%, over 2003 levels. Disregarding the negative effects of exchange rate movements (a decrease of EUR 303 million) and acquisitions/divestitures (a decrease of EUR 530 million), gross premium income for the Group increased organically by EUR 187 million or 3.0%.

Non-life gross premiums in the Netherlands decreased by 8.3% but excluding the effect of the sale of the Dutch health insurance business there was an increase of 3.6% mainly in the loss of income and accident lines. Belgium experienced a premium growth of 4.2% primarily caused by higher tariffs and portfolio takeover. Gross premiums in North America increased in Canada by 2.3%, but decreased in the United States by 32.3%. Latin America showed a decrease of 4.3% mainly due to the loss of one major contract and the termination of some unprofitable fleet contracts in Mexico. Gross premiums Australia decreased due to the sale of the non-life business completed in June 2004.

Net non-life premiums written in 2004 and 2003 reflected premiums ceded to reinsurers of EUR 756 million and EUR 930 million, respectively, resulting in overall retention levels of 88.6% in 2004 and 87.2% in 2003. Net non-life premiums written amounted to EUR 5,886 million in 2004 compared to EUR 6,358 million in 2003.

               Claims and claims expenses

Claims and claims expenses for the Group’s non-life business decreased by EUR 593 million, or 15.0%, from EUR 3,945 million in 2003 to EUR 3,352 million in 2004. Although all product lines contributed to the decrease, the health and automobile insurance business were the main cause and contributed EUR 265 million and EUR 111 million respectively. Claims and claims expenses in the reinsurance business were EUR 166 million, or 72.0%, lower than in 2003. For a more detailed discussion of unpaid claims and claims adjustment expenses and developments between years, see Note 7.7 of Notes to the consolidated financial statements.

The development of net premiums earned and claims and claims expenses resulted in a lower overall non-life loss ratio (63.0% versus 69.4%). All regions except Rest of Europe, Latin America and Asia contributed to this improvement. By line of product, the loss ratio of Automobile improved by 9.9 percentage points to 62.5%, the loss ratio of Loss of Income/Accident improved by 4.7 percentage points to 62.2% and the loss ratio of Fire and Health improved both by 4.3 percentage points to 51.4% and 79.3% respectively.

               Operating expenses

Operating expenses increased by EUR 34 million or 4.0% from EUR 849 million in 2003 to EUR 883 million in 2004. Excluding exchange rate movements the increase was 7.3%.

               Profit before tax

The profit before tax from non-life insurance operations in 2004 increased by EUR 601 million, or 59.6%, compared with 2003, to EUR 1,609 million. This increase was especially due to North America (IPO of ING Canada) and Australia (gain on sale non-life operations). The following table sets forth the profit before taxation of the Group’s non-life operations by geographic area:

	Year ended December 31,
	2004	2003
	(EUR millions)
The Netherlands	284	259
Belgium	17	23
Rest of Europe	11	10
North America	786	227
Latin America	123	165
Asia	3	(1)
Australia	275	75
Other	110	250

Total	1,609	1,008

The following table sets forth loss, expense and combined ratio information for the Group’s non-life operations by geographic area for the years 2004 and 2003:

	Year ended December 31,
	2004	2003	2004	2003	2004	2003
	Loss ratio		Expense ratio		Combined ratio
	(all figures %)
The Netherlands	60.6	69.8	36.8	31.0	97.4	100.8
Belgium	71.1	70.6	36.7	35.1	107.8	105.7
Rest of Europe	46.1	40.9	35.8	37.0	81.9	77.9
North America	61.0	73.9	27.6	24.7	88.6	98.6
Latin America	71.8	68.1	27.6	26.9	99.4	95.0
Asia	56.6	55.1	40.9	43.5	97.5	98.6
Australia	46.3	49.9	28.0	28.5	74.3	78.4
Other	62.8	42.4	16.4	51.6	79.2	94.0

Total non-life	63.0	69.4	30.6	28.2	93.6	97.6

     In the Netherlands, non-life profit before tax increased by EUR 25 million, or 9.7%, from EUR 259 million in 2003 to EUR 284 million in 2004, driven by favourable claims experience, particularly in the lines Fire and Loss of Income/Accident, which more than offset the sale of the health insurance portfolio.

     In Belgium, non-life profit before tax decreased from EUR 23 million in 2003 to EUR 17 million in 2004, due to higher expenses and a loss on the run-off of an old book of marine and aviation business.

     In the Rest of Europe, non-life profit before tax rose in 2004 by EUR 1 million to EUR 11 million due to higher results in the business line Automobile.

     In North America, non-life profit before tax increased by EUR 559 million, or 246.3%, to EUR 786 million in 2004. The initial public offering of the non-life insurance business in Canada contributed EUR 249 million to the profit. In addition, the result of non-life in Canada increased strongly to EUR 462 million from EUR 175 million in 2003, driven by favourable claims experience, due to mild weather and a regulatory change that capped motor insurance claims. Non-life profits in the United States rose organically by EUR 27 million due to increased health results.

     In Latin America, non-life profit before tax decreased from EUR 165 million in 2003 to EUR 123 million in 2004. However, excluding the currency impact and the gain from the sale of the Seguros Bital joint venture in Mexico in 2003 the profit before tax decreased by EUR 10 million, mainly as a result of reserve strengthening, higher acquisition costs and higher claims, particularly in health insurance In Mexico. Chile showed higher profits due to low expenses and improved product experience health (higher premium income in conjunction with a better claims control).

     In Asia, non-life profit before tax increased from a loss of EUR 1 million in 2003 to a profit of EUR 3 million in 2004. The increase was mainly due to miscellaneous, partly offset by health.

     In Australia, non-life profit before tax increased by EUR 200 million to EUR 275 million in 2004. The gain on the sale of the non-life insurance business in the second quarter of 2004 contributed EUR 219 million to the profit. This sold joint venture contributed EUR 75 million to operating profit before tax in full-year 2003 and EUR 55 million in the first half of 2004.

     The decrease of EUR 140 million in non-life profit before tax of the area Other, mainly the in-house reinsurance activities (ING Reinsurance), was mainly caused by the lower unallocated one-off gains from previously discontinued reinsurance activities (2004 EUR 85 million, 2003 EUR 228 million).

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

Non-life gross premiums in the Netherlands decreased by 0.6% mainly in the loss of income and accident lines. In Belgium all product lines, but especially motor and fire, contributed to the 10.2% growth. Gross premiums in North America decreased by 4.1%, but rose organically by 9.2% thanks to Canada (motor, miscellaneous and fire) and the United States (health). Latin America showed an organic decrease of 2.0% due to Mexico (miscellaneous and motor), and gross premiums Australia rose organically by 20.9%, primarily due to miscellaneous and fire due to rate increases. The decrease of the non-life premium income in the area Other is fully due to reinsurance premiums.

Net non-life premiums written in 2003 and 2002 reflected premiums ceded to reinsurers of EUR 930 million and EUR 1,275 million, respectively, resulting in overall retention levels of 87.2% in 2003 and 83.9% in 2002. Net non-life premiums written amounted to EUR 6,358 million in 2003 compared to EUR 6,642 million in 2002.

               Claims and claims expenses

Claims and claims expenses for the Group’s non-life business decreased by EUR 445 million, from EUR 4,390 million in 2002 to EUR 3,945 million in 2003, due to nearly all product lines, especially health EUR (123) million, automobile EUR (128) million and accident EUR (115) million. Claims and claims expenses in the reinsurance business were EUR 60 million lower than in 2002. For a more detailed discussion of unpaid claims and claims adjustment expenses and developments between years, see Note 7.7 of Notes to the consolidated financial statements as stated in the Annual Report.

The development of net premiums earned and claims and claims expenses resulted in a lower overall non-life loss ratio (69.4% versus 75.0%). All regions contributed to this improvement. By product line, the loss ratio of Fire improved by 3.7 percentage points to 55.7% in 2003, the loss ratio of Loss of Income/Accident improved by 12.1 percentage points to 66.9% and the loss ratio of Automobile improved by 5.0 percentage points to 72.4%.

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

               Profit before tax

The profit before tax from non-life insurance operations in 2003 increased by EUR 441 million, or 77.8%, compared with 2002, to EUR 1,008 million. This increase was due to all regions, except Latin America (caused by currency influences). The following table sets forth the profit before taxation of the Group’s non-life operations by geographic area:

	Year ended December 31,
	2003	2002
	(EUR millions)
The Netherlands	259	153
Belgium	23	2
Rest of Europe	10	6
North America	227	178
Latin America	165	180
Asia	(1)	(6)
Australia	75	39
Other	250	15

Total	1,008	567

The following table sets forth loss, expense and combined ratio information for the Group’s non-life operations by geographic area for the years 2003 and 2002:

	Year ended December 31,
	2003	2002	2003	2002	2003	2002
	Loss ratio		Expense ratio		Combined ratio
	(all figures %)
The Netherlands	69.8	77.5	31.0	28.9	100.8	106.4
Belgium	70.6	76.7	35.1	34.7	105.7	111.4
Rest of Europe	40.9	49.8	37.0	41.6	77.9	91.4
North America	73.9	77.7	24.7	25.6	98.6	103.3
Latin America	68.1	68.8	26.9	25.6	95.0	94.4
Asia	55.1	66.6	43.5	51.5	98.6	118.1
Australia	49.9	66.9	28.5	29.5	78.4	96.4
Other	42.4	94.4	51.6	7.8	94.0	102.2

Total non-life	69.4	75.0	28.2	27.1	97.6	102.1

     In the Netherlands, non-life profit before tax increased by EUR 106 million from EUR 153 million in 2002 to EUR 259 million in 2003. Especially the result of loss of income/accident rose strongly, mainly as a result of a favourable run-off of outstanding claims from former years and the release of a redundant insurance provision. The results from motor insurance also developed favorably.

     In Belgium, non-life profit before tax increased from EUR 2 million in 2002 to EUR 23 million in 2003, due to premium rate increases and an improved claims ratio in both the retail and wholesale business.

     In the Rest of Europe, non-life profit before tax rose in 2003 by EUR 4 million to EUR 10 million due to higher results in fire.

     In North America, non-life profit before tax increased by EUR 49 million, or 27.5%, to EUR 227 million in 2003. Excluding currency effects the organic increase was EUR 67 million, mainly due to Canada (EUR 52 million). Canada delivered a record combined ratio of 94.9% in 2003 improving from 97.7% in 2002. Strong underwriting performance combined with organic premium growth of 10.9% mainly caused these higher profits. Non-life profits in the United States rose organically by EUR 15 million due to increased health and miscellaneous results.

     In Latin America, non-life profit before tax decreased from EUR 180 million in 2002 to EUR 165 million in 2003. However, excluding the currency impact and the gain from the sale of the Seguros Bital joint venture in Mexico in 2003 the profit before tax increased by EUR 24 million, mainly due to higher profits in Mexico (EUR 11 million, mainly investment income), Brazil (EUR 6 million) and Chile (EUR 4 million).

     In Asia, non-life profit before tax increased from a loss of EUR 6 million in 2002 to a loss of EUR 1 million in 2003. The increase was mainly due to health, partly offset by miscellaneous.

     In Australia, non-life profit before tax increased by EUR 36 million to EUR 75 million in 2003, mainly due to higher results in the loss of income, accident and miscellaneous lines, largely caused by higher premiums, improved claims ratios and the release of prior year provisions.

     The non-life profit before tax of the area Other, mainly the in-house reinsurance activities (ING Reinsurance), was strongly affected by the unallocated one-off gain from previously discontinued reinsurance activities in 2003 (EUR 228 million). In addition the higher results reflected on improved claims ratio in the fire lines as a result of lower catastrophe claims.

Allocation of income from investments and commission and other income

The following table sets forth the profit of the allocation of income from investments and commission and other income to life and non-life operations for the years indicated:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Income from investments	9,944	9,721	10,506
Commissions and other income	1,837	2,320	2,127

Total	11,781	12,041	12,633

Investment expenses	2,239	2,557	2,629
Addition to the provision for investment losses	32	163	664
Other expenses	1	14	34
Total	9,509	9,308	9,306
Allocated to income from investments:
Life operations	8,217	8,285	8,289
Non-life operations	1,232	920	732

Total	9,449	9,205	9,021
Allocated to other income:
Life operations	33	94	223
Non-life operations	27	9	62

	60	103	285

Insurance investments

The following table sets forth the components of the investment portfolio of the Group’s insurance operations at the end of the years indicated:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Land and buildings(1)	5,982	6,024	7,242
Fixed-interest securities (2)	138,067	129,575	132,059
Shares and convertible debentures	9,932	9,922	11,024
Interests in investment pools of the insurance operations (3)	27	71	99
Deposits with insurers	72	85	94
Investments for the risk of policyholders and investments of annual life funds	77,662	70,552	64,281

	231,742	216,229	214,799

(1)	Including commuted ground rents.

(2)	Includes EUR 1,113 million, EUR 1,481 million and EUR 1,823 million on December 31, 2004, 2003 and 2002, respectively, representing intercompany balances between Group insurance and banking companies.

(3)	Consists of assets relating to certain large Dutch group life policies under which coverage is provided by ING and other insurers.

At year-end 2004 the component of the investment portfolio fixed interest securities consists of 72.0% debentures and fixed-interest securities (compared to 69.6% year-end 2003), 19.5% mortgage loans (compared to 19.9% year-end 2003), 3.8% private loans (compared to 5.7% year-end 2003) and 4.7% other fixed interest securities (compared to 4.8% year-end 2003). The change in the fixed interest securities portfolio was negatively affected by exchange rate movements (approximately EUR 5 billion).

The increase in investments for the risk of policyholders of EUR 7,110 million primarily relates to the component Shares and convertible debentures which increased by EUR 13,243 million to EUR 74,015 million at year-end 2004; the component fixed-interest securities decreased from EUR 8,484 million to EUR 2,673 million at year-end 2004.

	2004		2003		2002 restated
	Income	Pre-tax	Income	Pre-tax	Income	Pre-tax
		yield(1)		yield(1)		yield(1)
	(EUR millions)
Income from disposal of group companies	480		110		238
Land and buildings	766	12.8%	822	11.3%	872	10.4%
Fixed-interest securities (2)(3)	8,279	6.2%	8,299	6.3%	8,788	6.6%
Shares and convertible debentures	419	4.2%	490	4.7%	608	4.4%

Total (4)	9,944		9,721		10,506
Commissions and other income (5)	1,837		2,320		2,127

Total	11,781		12,041		12,633

(1)	(1) Pre-tax yield is calculated using interest, rental, dividend, realized gains on convertible debentures and land and buildings in 2004, 2003 and 2002, divided by the average of beginning and year-end balances on related assets (excepting the calculation of the yield in 2002 of land and buildings: in December 2002 EUR 1.0 billion non-EU real estate was transferred from ING Insurance to ING Bank).

(2)	Includes income from interests in investment pools that consists of investment income from assets relating to certain large Dutch group life policies under which coverage is provided by ING and other insurers.

(3)	Includes mortgages and other loans.

(4)	Includes EUR 163 million, EUR 218 million and EUR 73 million in 2004, 2003 and 2002, respectively, representing intercompany interest between Group insurance and banking companies.

(5)	‘Commission and other income’ consists primarily of fees on asset management and insurance brokerage, profits of minority interests and profits from financial transactions.

Year ended December 31, 2004 compared to year ended December 31, 2003

In 2004, income from investments, commissions and other income of the Group’s insurance operations decreased in total by EUR 260 million, or 2.2%, to EUR 11,781 million, from EUR 12,041 million in 2003. This decrease was due to lower commissions and other income (EUR 483 million), partly offset by higher income from investments (EUR 223 million). However, disregarding the effect of acquisitions and divestitures and the effect of exchange rate movements, income from investments, commissions and other income increased by EUR 409 million, or 3.6%.

Income from investments increased by EUR 223 million from EUR 9,721 million in 2003 to EUR 9,944 million in 2004. Income from disposal of group companies increased by EUR 370 million reflecting the gain on the sale of our Australia non-life operation and the IPO of ING Canada in 2004 (EUR 219 million and EUR 249 million respectively), partly compensated by disposals in 2003 (amongst others Seguros Bital, Sviluppo). Income from land and buildings in 2004 was EUR 56 million lower than in 2003, mainly due to EUR 92 million lower rental income caused by the sale of real estate, partly compensated by higher realized real estate capital gains. Income from fixed interest securities decreased by EUR 20 million or 0.2% to EUR 8,279 million. Excluding foreign currency impact income from fixed interest securities increased by 4.3%, the income from investments in shares and convertible debentures decreased by EUR 71 million to EUR 419 million due primarily to lower dividends.

Income from commissions decreased by EUR 112 million, or 8.5%, to EUR 1,201 million from EUR 1,313 million, mainly due to the transfer of the ING Real Estate companies from insurance operations to the banking operations while the former Furman Selz activities were transferred from the banking operations to the insurance operations (combined net impact on commisions EUR (97) million).

Other income, including profits on sale of equity participations and financial transactions, decreased by EUR 371 million, from EUR 1,007 million to EUR 636 million, mainly due to lower gains from old reinsurance activities (EUR 96 million in 2004 vs EUR 303 million in 2003), the release of a catastrophe provision (EUR 88 million) in 2003 and lower income related to the sale of the Dutch health insurance portfolio (EUR (46) million).

Investment expenses decreased in 2004 by EUR 318 million, or 12.4%, to EUR 2,239 million. The addition to the provision for investment losses decreased from EUR 163 million in 2003 to EUR 32 million in 2004. For both years these provisions are almost fully attributable to the United States, and reflect the improvement in U.S. economic and market conditions. The losses equal to 2 basis points of the total fixed interest securities in 2004 (in 2003 :13 basis points).

Year ended December 31, 2003 compared to year ended December 31, 2002

In 2003, income from investments, commissions and other income of the Group’s insurance operations decreased in total by EUR 592 million, or 4.7%, to EUR 12,041 million, from EUR 12,633 million in 2002. This decrease was due to lower income from investments (EUR 785 million), partly offset by higher commission and other income (EUR 193 million). However, disregarding the effect of acquisitions and divestitures and the effect of exchange rate movements, income from investments, commission and other income increased by EUR 645 million, or 5.7%.

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

Income from commissions decreased by EUR 32 million, or 2.4%, to EUR 1,313 million from EUR 1,345 million. Except the regions the Netherlands (EUR 18 million), North America (EUR 10 million) and Asia

(EUR 4 million) all regions showed a decrease in income from commissions, especially Latin America EUR (31) million, mainly currency impact and Rest of Europe EUR (24) million.

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

Investment expenses decreased in 2003 by EUR 72 million, or 2.7%, to EUR 2,557 million. The addition to the provision for investment losses decreased from EUR 664 million in 2002 to EUR 163 million in 2003. For both years these losses are almost fully attributable to the United States. The losses equal to 13 basis points of the total fixed interest securities in 2003 (in 2002: 50 basis points).

BANKING OPERATIONS

The following table sets forth certain summary financial data for the Group’s banking operations for the years indicated:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Interest income	25,580	23,802	24,088
Interest expense	16,772	15,687	16,442

Net interest result	8,808	8,115	7,646
Commissions	2,581	2,464	2,615
Other income
Income from securities and participating interests	47	154	201
Result from financial transactions	596	562	454
Other revenue	505	385	285

Total other income	1,148	1,101	940

Total income	12,537	11,680	11,201

Staff costs	4,981	4,694	4,787
Other administrative expenses	3,677	3,490	3,511

Operating expenses	8,658	8,184	8,298

Addition to the provision for loan losses	465	1,125	1,435

Operating profit before taxation	3,414	2,371	1,468
Taxation	857	599	333
Third party interests	153	227	240

Operating net profit	2,404	1,545	895

Year ended December 31, 2004 compared to year ended December 31, 2003

     Operational profit before taxation

The operating profit before taxation from ING’s banking operations for 2004 increased by EUR 1,043 million, or 44.0%, to EUR 3,414 million from EUR 2,371 million for 2003, driven by a 7.3% increase in operating income and a sharp reduction of the addition to the provision for loan losses. Total operating income rose by EUR 857 million, or 7.3%, to EUR 12,537 million from EUR 11,680 million in 2003. The increase was mainly caused by a EUR 693 million higher net interest result as a result of increased balance sheet totals (notably ING Direct), partly offset by a lower average interest margin and EUR 117 million higher commissions. Other income rose by EUR 47 million, or 4.3%, to EUR 1,148 million from EUR 1,101 million in 2003. In 2004, other income included aggregate losses of EUR 165 million related to various divestments of ING’s banking operations. Operating expenses increased by EUR 474 million or 5.8%. Included in operating expenses are restructuring provisions of respectively EUR 82 million in 2003 (comprised of EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities) and EUR 101 million in 2004 (comprised of EUR 60 million for ING BHF-Bank and EUR 41 million for the international wholesale banking activities). Including EUR 42 million in one-off costs related to the sale of the Asian cash equities business in the first quarter of 2004, total one-off expenses amounted to EUR 143 million in 2004. The addition to the provision for loan losses decreased by EUR 660 million, or 58.7%, to EUR 465 million, from EUR 1,125 million for 2003, reflecting improved credit conditions.

One-off items, including results on divestments and restructuring charges, on balance had a negative impact of EUR 308 million on operating profit before taxation in 2004 compared to EUR 82 million in 2003. The transfer of activities between banking and insurance had a positive impact of EUR 73 million.

All three banking business lines reported improved results. The operating profit before taxation of ING Direct increased by 186.1% from EUR 151 million in 2003 to EUR 432 million in 2004, mainly due to higher interest income driven by continued strong growth in funds entrusted. Wholesale Banking posted a EUR 660 million, or 51.9%, increase in operating profit before taxation, fully driven by a sharp decline in risk costs. A decrease in income, caused by one-off losses on divestments, was largely compensated by lower operating expenses. Retail Banking reported an increase of operating profit before taxation of EUR 112 million, or 10.6%.

     Total operating income

Total operating income from the banking operations increased by EUR 857 million, or 7.3%, to EUR 12,537 million from EUR 11,680 million for 2003. Adjusted for currency movements and excluding the impact of transfers of activities between banking and insurance, total income increased by EUR 863 million, or 7.4%.

     Operating expenses

Operating expenses increased by EUR 474 million, or 5.8%, to EUR 8,658 million, from EUR 8,184 million for 2003. Adjusted for currency movements and excluding the impact of transfers of activities between banking and insurance, operating expenses increased by EUR 507 million, or 6.2%. Excluding one-off expenses (EUR 82 million in 2003 and EUR 143 million in 2004), operating expenses increased by EUR 446 million or 5.5% of which 3.5% was due to continued growth of ING Direct.

     Cost/income ratio

As the increase in income outpaced the expense growth, the cost/income ratio of the banking activities improved to 69.1% in 2004, from 70.1% in 2003. Excluding one-off items, the cost/income ratio improved to 67.0% from 69.4%.

     Net interest result

Within the banking operations, the net interest result for 2004 increased by EUR 693 million, or 8.5%, to EUR 8,808 million from EUR 8,115 million for 2003, reflecting a 16.7% higher average balance sheet total (notably ING Direct), partly offset by a narrowing of the interest margin.

     Commissions

Commissions for 2004 increased by EUR 117 million, or 4.7%, to EUR 2,581 million, from EUR 2,464 million for 2003. The increase is mainly driven by higher securities-related commissions. Management fees increased by EUR 172 million, or 29.0%, of which EUR 97 million is the net effect from the transfer of activities between banking and insurance. Commissions from the securities business were EUR 665 million, unchanged from 2003, despite the sale of the Asian cash equities business in the first quarter of 2004, which had a negative impact on revenue of about EUR 60 million.

     Other income

Other income for 2004 increased by EUR 47 million, or 4.3%, to EUR 1,148 million, from EUR 1,101 million for 2003. Income from securities and participating interests dropped EUR 107 million, while the result from financial transactions and other revenue increased by EUR 34 million and EUR 120 million respectively. The decrease in income from securities and participating interests was fully caused by the EUR 165 million loss related to various divestments in ING’s banking operations in 2004.

     Addition to the provision for loan losses

The addition to the provision for loan losses decreased by EUR 660 million, or 58.7%, to EUR 465 million, from EUR 1,125 million for 2003 reflecting a further improvement of the overall credit portfolio, the release of some debtor provisions and the absence of large loan defaults. The addition in 2004 equalled 18 basis points of average credit risk weighted assets compared with 46 basis points in 2003.

     Effect of transfer of activities between insurance and banking

As of 2004 the ING Real Estate Investment Management companies were transferred from insurance to banking, while the former Furman Selz activities were transferred from banking to insurance. On balance, the transfer increased the comparable operating profit before taxation of ING’s banking operations in 2003 as follows:

Year ended
December 31
2003
(EUR millions)
Net interest result	1
Commissions	97
Other income	5

Total operating income	103

Staff costs	9
Other expenses	21

Operating expenses	30

Operating profit before taxation	73

Year ended December 31, 2003 compared to year ended December 31, 2002

     Profit before taxation

The operating profit before taxation from ING’s banking operations for 2003 increased by EUR 903 million, or 61.5%, to EUR 2,371 million from EUR 1,468 million for 2002. Net of the EUR 310 million lower addition to the provision for loan losses, the operating result before addition to the provision for loan losses increased by EUR 593 million or 20.4%. Although 2002 income was boosted by an exceptional gain of EUR 94 million on the sale of Cedel-shares, total income in 2003 rose by EUR 479 million or 4.3%. The increase was on balance caused by a EUR 469 million higher net interest result as a result of increased volumes (notably ING Direct) and a higher average interest margin in the Netherlands. Operating expenses decreased by EUR 114 million or 1.4%. Included in the operating expenses are restructuring provisions of respectively EUR 128 million in 2002 (for the international wholesale banking activities) and EUR 82 million in 2003 (comprised of EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities).

Both income and operating expenses were furthermore affected by the appreciation of the euro against most currencies. Excluding currency fluctuations and the acquisition of Toplease and ING Vysya Bank in 2002, operating profit before taxation rose organically by 59.1% (income increased by 7.2%, operating expenses increased by 1.0%). Also excluding the aforementioned gain on the sale of Cedel-shares and restructuring provisions, the operating profit before taxation improved by 60.9%.

Most banking units reported improved results. The operating profit before taxation of ING Direct turned from a loss of EUR 48 million in 2002 to a profit of EUR 151 million in 2003. The main driver of this success was the increasing number of customers and funds entrusted resulting in a strong growth of the net interest result. The operations in Canada, Australia, United States, Spain and Germany reported profits.

Exchange rate movements increased the total operating profit before taxation by EUR 56 million, mainly as a result of a US dollar-denominated loss in the fourth quarter of 2002.

     Total operating income

Total operating income from the banking operations increased by EUR 479 million, or 4.3%, to EUR 11,680 million from EUR 11,201 million for 2002. Adjusted for currency movements and excluding the consolidation effect of Toplease and ING Vysya Bank, total income increased by EUR 776 million, or 7.2%.

     Operating expenses

Operating expenses decreased by EUR 114 million, or 1.4%, to EUR 8,184 million, from EUR 8,298 million for 2002. Adjusted for currency movements and excluding the consolidation effect of Toplease and ING Vysya Bank, operating expenses increased by EUR 84 million, or 1.0%. Also excluding restructuring provisions (EUR 128 million in 2002 and EUR 82 million in 2003) and the continued growth of ING Direct, operating expenses decreased by EUR 84 million or 1.2%.

     Cost/income ratio

Excluding the continued growth of ING Direct operations and the restructuring provisions, the cost/income ratio (total operating expenses as a percentage of total income) was 68.4% for 2003, an improvement compared to 71.0% for 2002. Including ING Direct and the restructuring provisions, the cost/income ratio was 70.1% for 2003, compared to 74.1% for 2002.

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

     Addition to the provision for loan losses

The addition to the provision for loan losses decreased by EUR 310 million, or 21.6%, to EUR 1,125 million, from EUR 1,435 million for 2002. The addition in 2003 equalled 46 basis points of average credit risk weighted assets against 59 basis points in 2002.

     Effect of acquisitions/consolidations

The consolidation of Toplease (as of May 1, 2002) and ING Vysya Bank (as of October 1, 2002) contributed to the Group’s 2003 total income, total operating expenses and profit before taxation as follows:

	Year ended December 31,
			Consoli-
			dated
	2003	2002	Effect
		(EUR millions)
Net interest result	42	13	29
Commissions	15	4	11
Other income	20	29	(9)

Total operating income	77	46	31

Staff costs	42	7	35
Other expenses	38	7	31

Operating expenses	80	14	66

Addition to the provision for loan losses	0	0	0

Profit before taxation	(3)	32	(35)

Net interest result

The following table sets forth certain information concerning the total net interest result of the Group’s banking operations. The interest income and net interest result figures in the following table (other than Other net interest result and Total net interest result) include interest on non-accruing loans and do not reflect (1) interest income on amortized results investments; (2) lending commissions; (3) interest income on off-balance sheet instruments; (4) other interest income not considered to be directly related to interest-earning assets; (5) interest expense on off-balance sheet instruments; or (6) other interest expense not considered to be directly related to interest-bearing liabilities, all of which are reflected in the Other net interest result and Total net interest result below, which corresponds to the net interest result line item in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest result figures below to the corresponding line items in the consolidated financial statements is contained in the table under “Item 4. Information on the Company – Selected Statistical Information on Banking Operations – Average Balances and Interest Rates”.

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Interest income(1)	22,836	21,013	21,603
Net interest result(1)	8,272	7,561	7,093
Other net interest result(2)	536	554	553

Total net interest result	8,808	8,115	7,646

Average interest-earning assets	578,581	495,943	449,562
Average interest-bearing liabilities	546,698	468,179	422,650

Domestic
Interest income(1)	7,996	8,788	8,873
Net interest result(1)	3,693	3,782	3,656
Average interest-earning assets	194,050	185,875	174,962
Average interest-bearing liabilities	183,216	167,295	160,660

Foreign
Interest income(1)	14,840	12,225	12,730
Net interest result(1)	4,579	3,779	3,437
Average interest-earning assets	384,531	310,068	274,600
Average interest-bearing liabilities	363,482	300,884	261,990

Gross yield(3)
Domestic	4.12%	4.73%	5.07%
Foreign	3.86%	3.94%	4.64%
Total	3.95%	4.24%	4.81%

Interest spread(4)
Domestic	1.77%	1.74%	1.82%
Foreign	1.04%	1.14%	1.09%
Total	1.28%	1.36%	1.37%

Interest margin(4)
Domestic	1.90%	2.03%	2.09%
Foreign	1.19%	1.22%	1.25%
Total	1.43%	1.52%	1.58%

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and Interest rates”

(2)	Additional net interest result required to reconcile Total net interest result to consolidated financial statements. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates”

(3)	Gross yield is the average interest rate earned on Average interest-earning assets. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates”.

(4)	Interest spread is the difference between the average interest rate earned on Average interest-earning assets and the average interest rate paid on Average interest-bearing liabilities. See “Item 4. Information on the Company – Selected statistical information on banking operations – Average balances and interest rates.”

(5)	Interest margin is ‘Net interest result’ before reconciliation to consolidated financial statements as a percentage of Average interest-earning assets.

Year ended December 31, 2004 compared to year ended December 31, 2003

The Group’s total net interest result in 2004 increased by EUR 693 million, from EUR 8,115 million in 2003 to EUR 8,808 million in 2004, reflecting a EUR 82.6 billion, or 16.7%, increase in volume, combined with a narrowing of the interest margin by 9 basis points. Both Dutch domestic and international operations recorded volume growth, of 9% and 24.0% respectively. The narrowing of the total interest margin by 9 basis points is the result of the 13 basis points lower interest margin in the Netherlands and the 3 basis points lower interest margin in the international operations, combined with the increased stake of the interest-earning assets outside the Netherlands (mainly triggered by ING Direct), with a substantially lower interest margin than within the Netherlands. The EUR 8.2 billion increase in volume of average interest-earning assets in the domestic operations was mainly caused by an increase of EUR 5.8 billion in average interest-earning securities and an increase of EUR 2.5 billion in average loans and advances. The increase in volume of the average interest-earning assets in the international operations of EUR 74.4 billion, attributable primarily to ING Direct, was mainly caused by an increase of EUR 49.1 billion in average interest-earning securities and an increase of EUR 23.1 billion in average loans and advances.

The change in total net interest result in 2004 can be allocated by average rate and volume effects as follows:

(EUR millions)(1)
Increase due to changes in average balances	365
Increase due to changes in average rates	346

Increase due to changes in average rates and balances	711
Increase due to changes in other net interest (from reconciliation)	(18)

Total	693

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Analysis of changes in net interest income”.

Year ended December 31, 2003 compared to year ended December 31, 2002

The Group’s total net interest result in 2003 increased by EUR 469 million, from EUR 7,646 million in 2002 to EUR 8,115 million in 2003, representing a EUR 46.4 billion, or 10.3%, increase in volume, combined with a narrowing of the interest margin by 6 basis points. Both Dutch domestic and international operations recorded volume growth, of 6.2% and 12.9% respectively. The narrowing of the total interest margin by 6 basis points is the result of the 6 basis points lower interest margin in the Netherlands and the 3 basis points lower interest margin in the international operations, combined with the increased stake of the interest-earning assets outside the Netherlands (mainly triggered by ING Direct), with a substantially lower interest margin than within the Netherlands. The EUR 10.9 billion increase in volume of average interest-earning assets in the domestic operations was mainly caused by an increase of EUR 8.7 billion in average loans and advances and an increase of EUR 4.9 billion in interest-earning securities. The increase in volume of the average interest-earning assets in the international operations of EUR 35.5 billion, attributable primarily to ING Direct, was mainly caused by an increase of EUR 23.5 billion in average interest-earning securities and an increase of EUR 11.4 billion in average loans and advances.

The change in total net interest result in 2003 can be allocated by average rate and volume effects as follows:

(EUR millions)(1)
Increase due to changes in average balances	561
Decrease due to changes in average rates	(93)

Increase due to changes in average rates and balances	468
Increase due to changes in other net interest (from reconciliation)	1

Total	469

(1)	See “Item 4. Information on the Company – Selected statistical information on banking operations – Analysis of changes in net interest income”.

Commissions

The following table sets forth the components of commission income for the years indicated:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Funds transfer	575	587	592
Securities business	665	665	731
Insurance brokerage	136	115	117
Management fees	766	594	688
Brokerage and advisory fees	139	146	197
Other	300	357	290

Total	2,581	2,464	2,615

Year ended December 31, 2004 compared to year ended December 31, 2003

Total commissions for 2004 increased by EUR 117 million, or 4.7%, to EUR 2,581 million, from EUR 2,464 million for 2003.

     Funds transfer

Commissions from funds transfer decreased by EUR 12 million, or 2.0%, to EUR 575 million from EUR 587 million for 2003. ING Bank’s commission from domestic funds transfer decreased by EUR 10 million, or 2.5%. Commission from international funds transfer decreased by EUR 2 million, or 0.9%, mainly at ING Bank Slaski, partly compensated by increases at ING Belgium and ING Direct.

     Securities business

Commissions from the securities business were unchanged at EUR 665 million. The negative impact of the sale of the Asian cash equities business in the first quarter of 2004 (which had a negative effect of approximately EUR 60 million) was partly compensated by increases in Belgium and the other international wholesale banking units. In the Netherlands commissions from securities transactions increased by EUR 1 million or 0.8%.

     Insurance brokerage

The commissions from insurance brokerage increased by EUR 21 million, or 18.3%, to EUR 136 million from EUR 115 million for 2003. The increase mainly occurred in ING’s branch network in the Netherlands (increase of EUR 14 million or 26.4%) and in ING Belgium (increase of EUR 6 million or 11.8%).

     Management fees

Management fees increased by EUR 172 million, or 29.0%, to EUR 766 million from EUR 594 million for 2003, of which EUR 97 million is the net effect from the transfer of ING Real Estate Investment Management companies from insurance to banking and the transfer of former Furman Selz business from banking to insurance. The remaining increase of EUR 75 million or 10.9%, can be attributed mainly to ING Real Estate and Baring Asset Management.

     Brokerage and advisory fees

Brokerage and advisory fees decreased by EUR 7 million, or 4.8%, to EUR 139 million from EUR 146 million for 2003. Lower fees at ING Belgium were partly compensated by higher fees at the international wholesale banking units.

     Other

The 16.0% decrease in other commission income (from EUR 357 million in 2003 to EUR 300 million in 2004) is mainly due to lower commission from leasing and factoring.

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

Other Income

The following table sets forth the components of other income for the years indicated:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Income from securities and participating interests	47	154	201
Result from financial transactions	596	562	454
Other revenue	505	385	285

Total	1,148	1,101	940

Year ended December 31, 2004 compared to year ended December 31, 2003

Other income increased by EUR 47 million, or 4.3%, to EUR 1,148 million from EUR 1,101 million.

Income from securities and participating interests

Income from securities and participating interests consists of dividends, other income from equity securities held in the investment portfolio and the results from participating equity interests, as well as valuation differences on equity participations. Income from securities and participating interests decreased by EUR 107 million, or 69.5%, to EUR 47 million from EUR 154 million in 2003. The decrease was entirely caused by the EUR 165 million loss on divestments in 2004, including a loss of EUR 210 million on the partial sale of ING BHF-Bank and a one-off loss of EUR 42 million on the sale of the Asian cash equities business, partly compensated by a EUR 87 million gain on the sale of CenE Bankiers.

Result from financial transactions

The result from financial transactions includes exchange rate differences and capital gains and losses on securities held in the trading portfolio. Also included in this item are exchange rate differences in connection with holding assets and liabilities in foreign currencies, the results of the associated forward contracts and the results from financial instruments other than those serving to hedge interest rate risks. Asset trading results are also included in this item. The accounting principles for recognition of result from financial transactions under Dutch and U.S. GAAP are different. See Note 6.1.d of Notes to the consolidated financial statements.

The result from financial transactions can be analyzed as follows:

	Year ended December 31,
	2004	2003
	(EUR millions)
Result from securities trading portfolio	365	226
Result from currency trading portfolio	566	46
Other results	(335)	290

Total	596	562

On balance, results from financial transactions increased EUR 34 million, or 6.0%, to EUR 596 million from EUR 562 million for 2003, despite the loss of EUR 48 million taken by Postbank in the first quarter of 2004 to compensate customers for a disappointing return on investments related to the unit-linked mortgage product “MeerWaardeHypotheek”. Excluding this loss, the result from financial transactions increased EUR 82 million, mainly attributable to the international wholesale banking units and ING Belgium. There are strong fluctuations between the separate lines, which are to a large extent interrelated.

The result from the securities trading portfolio for 2004 increased by EUR 139 million, or 61.5%, to EUR 365 million from EUR 226 million for 2003. The increase was fully attributable to the international wholesale banking units (especially in Amsterdam).

     Result from currency trading portfolio

The result from the currency trading portfolio for 2004 increased by EUR 520 million to EUR 566 million from EUR 46 million for 2003. The increase occurred mainly in Wholesale International Amsterdam, ING Belgium and the international wholesale banking units in Asia. This development was largely offset by lower results from derivatives trading (part of Other results), which were to a large extent interrelated with the result from currency trading.

     Other results

Other results, (which include asset trading, results from derivatives trading and the effects of revaluations in hyperinflationary countries), turned from a profit of EUR 290 million for 2003 to a loss of EUR 335 million for 2004. The deterioration can mainly be attributed to lower results from derivatives trading in Wholesale International Amsterdam, ING Belgium and the international wholesale banking units in Asia (interrelated with the higher results from currency trading portfolio). Also included in Other results is the loss taken by Postbank in the first quarter of 2004 for the unit-linked mortgage product described above.

Other revenue

Income from Other revenue for 2004 rose by EUR 120 million, or 31.2%, to EUR 505 million from EUR 385 million for 2003. The increase was mainly due to higher leasing income and higher results from real estate, including rental income and profit from sales.

Year ended December 31, 2003 compared to year ended December 31, 2002

Other income increased by EUR 161 million, or 17.1%, to EUR 1,101 million from EUR 940 million.

Income from securities and participating interests

Income from securities and participating interests decreased by EUR 47 million, or 23.4%, to EUR 154 million from EUR 201 million in 2002. Income in 2002 included an exceptional profit of EUR 94 million on Cedel shares.

Result from financial transactions

The result from financial transactions can be analyzed as follows:

	Year ended December 31,
	2003	2002
	(EUR millions)
Result from securities trading portfolio	226	201
Result from currency trading portfolio	46	242
Other results	290	11

Total	562	454

On balance, result from financial transactions increased by EUR 108 million, or 23.8%, to EUR 562 million from EUR 454 million for 2002. There were strong fluctuations between the separate lines, which are to a large extent interrelated. The increase of the total result from financial transactions can be mainly attributed to ING BHF-Bank, ING Furman Selz (mainly lower losses on seed capital) and ING Bank Netherlands. The main contributors to the result from financial transactions (i.e. the international wholesale banking units and ING Belgium) realized only slightly higher results in 2003 compared to 2002.

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

     Other results.

Other results for 2003 improved by EUR 279 million to EUR 290 million from EUR 11 million for 2002. The improvement can mainly be attributed to higher results from derivatives trading in ING Belgium and the international wholesale banking units.

Other revenue

Income from other revenue for 2003 rose by EUR 100 million, or 35.1%, to EUR 385 million from EUR 285 million for 2002. The increase was to a large extent caused by higher results from real estate. It should be noted that Other revenue in 2002 was relatively low due to one-off losses relating to operational problems in car leasing and securities brokerage at ING Bank.

Operating expenses

The following table sets forth the components of operating expenses:

	Year ended December 31,
	2004	2003	2002
	(EUR millions)
Staff costs	4,981	4,694	4,787
Other administrative expenses	3,677	3,490	3,511

Total	8,658	8,184	8,298

Year ended December 31, 2004 compared to year ended December 31, 2003

Total operating expenses of ING’s banking operations in 2004 increased by EUR 474 million, or 5.8%, to EUR 8,658 million, from EUR 8,184 million for 2003. Included in the operating expenses are restructuring provisions of EUR 82 million in 2003 (comprised of EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities) and EUR 101 million in 2004 (comprised of EUR 60 million for ING BHF-Bank and EUR 41 million for the international wholesale banking activities). Including EUR 42 million in one-off costs related to the sale of the Asian cash equities business in 2004, total one-off expenses for 2004 amounted to EUR 143 million. Excluding those one-off items, currency movements and the impact of transfers of activities between insurance and banking, operating expenses increased by EUR 446 million, or 5.5% of which 3.5% was due to the continuously expanding ING Direct activities.

     Staff costs

Total staff costs increased by EUR 287 million, or 6.1%, to EUR 4,981 million in 2004, reflecting higher expenses for external staff, higher bonuses, the impact of the collective labor agreement in the Netherlands which came into effect in May 2003 and a change in the staff composition (fewer staff in Wholesale Banking and Retail Banking, more in ING Direct). In the Netherlands, the average number of staff (full time equivalents) decreased by 1.8% from 22,674 in 2003 to 22,262 in 2004. Outside the Netherlands, the average number of staff employed decreased by 201, or 0.5%, from 41,508 in 2003 to 41,307 in 2004. Excluding the continuously expanding ING Direct activities, the average foreign headcount in 2004 decreased by approximately 1,500.

     Other administrative expenses

Other administrative expenses increased by EUR 187 million, or 5.4%, to EUR 3,677 million from EUR 3,490 million in 2003. The increase can be attributed fully to the strong growth of the ING Direct activities. Excluding ING Direct, other administrative expenses remained nearly unchanged as higher marketing expenses (notably in Retail Banking) and the impact of restructuring provisions and one-off costs related to the sale of the Asian cash equities business in Wholesale Banking were offset by lower depreciations on capitalized software (which were exceptionally high in 2003).

Year ended December 31, 2003 compared to year ended December 31, 2002

Total operating expenses of ING’s banking operations decreased by EUR 114 million, or 1.4%, to EUR 8,184 million, from EUR 8,298 million for 2002. Included in the operating expenses are restructuring provisions of EUR 128 million in 2002 (for the international wholesale banking activities) and EUR 82 million in 2003 (comprised of EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities). Adjusted for currency movements and excluding the effect of the consolidation of Toplease and ING Vysya Bank, operating expenses increased by EUR 84 million, or 1.0%. Also abstracted from the restructuring provisions created in 2002 and 2003 and the continuously expanding ING Direct (which saw operating expenses rise by EUR 214 million at constant exchange rates) expenses decreased by EUR 84 million, or 1.2%. This decrease reflected stringent cost control despite higher pension expenses, the impact of the collective labor agreement in the Netherlands and accelerated depreciation of capitalized software.

     Staff costs

Despite the impact of the collective labor agreement in the Netherlands and higher pension costs, total staff costs decreased by EUR 93 million, or 1.9%, to EUR 4,694 million in 2003, reflecting lower expenses for third-party staff, lower stock option expenses and a change in the staff composition (fewer staff in international wholesale banking, more in ING Direct and newly acquired ING Vysya Bank). In the Netherlands, the average number of staff (full time equivalents) increased slightly from 22,639 in 2002 to 22,674 in 2003. Outside the Netherlands, the average number of staff employed increased by 2,958, or 7.7%, from 38,550 in 2002 to 41,508 in 2003. Excluding the consolidation of ING Vysya Bank and excluding the continuously expanding ING Direct, the average foreign headcount in 2003 decreased by approximately 2,500.

     Other administrative expenses

Other administrative expenses decreased by EUR 21 million, or 0.6%, to EUR 3,490 million in 2003 from EUR 3,511 million in 2002. The impact of cost containment actions and the depreciation of most currencies against the euro was to a large extent offset by the strong growth of ING Direct, the consolidation of Toplease and ING Vysya Bank and the accelerated depreciation of capitalized software.

Addition to the provision for loan losses

In 2004, the total addition to the provision for loan losses amounted to EUR 465 million, a decrease of EUR 660 million compared to the level in 2003 (EUR 1,125 million). The addition equalled 18 basis points of average credit risk weighted assets, against 46 basis points in 2003. The lower addition was possible due to a further improvement of the credit portfolio, the release of some debtor provisions, as a result of improved performance of specific borrowers, and the absence of large loan defaults.

For Wholesale Banking, the addition to the provision for loan losses in 2004 dropped to 12 basis points of average credit-risk weighted assets from 56 basis points in 2003. The addition was significantly lower than in previous years as a result of portfolio credit quality improvements registered in ING’s core markets of Netherlands, Belgium and Poland. New loan portfolio problems in Germany were limited and the existing problem portfolio in Germany showed significant improvements. The improved diversification of the portfolio, due to stringent implementation of caps on single borrower exposures, further contributed to the reduction.

In 2004, Retail Banking additions were 25 basis points of average credit-risk weighted assets against 27 basis points in 2003, reflecting on one hand a continuing benign experience in mortgages, on the other higher consumer loan arrears related to the growth of the portfolio.

The addition to the provision for loan losses for ING Direct increased 36.9% to EUR 89 million in 2004 from EUR 65 million in 2003, in pace with the strong growth of the business. The addition equalled 22 basis points of average credit-risk weighted assets, compared with 26 basis points in 2003.

In 2003, the total addition to the provision for loan losses amounted to EUR 1,125 million, a decrease of EUR 310 million compared to the high level in 2002 when the continued weak economic conditions combined with the bankruptcy of National Century Financial Enterprises in the United States required a total addition of EUR 1,435 million. In 2003, the addition equalled 46 basis points of average credit risk weighted assets, against 59 basis points in 2002. Additions to provision for loan losses in the Americas were also substantially lower in 2003, since high additions for Argentina and the telecom and energy portfolios were necessary. The year 2003 was also characterized by generally lower additions in most regions, supported by releases from provisions created in previous years (notably in Asia) with the exceptions of the Netherlands, Central Europe and ING Direct where higher additions were necessary. The increase in the Netherlands was caused by an extra addition for NMB Heller’s credit portfolio combined with higher additions for retail banking, while provisions in Central Europe included an addition for Parmalat. The higher addition to the provision for loan losses at ING Direct (notably in Germany) was mainly caused by the continued strong growth of the portfolio.

Taxation

The effective taxation rate for the operating net profit of the banking operations was 25.1% (EUR 857 million), 25.3% (EUR 599 million) and 22.7% (EUR 333 million) in 2004, 2003 and 2002 respectively, compared to a statutory rate of 34.5% in all these years in the Netherlands. The difference between the effective and statutory rates reflected the effect of foreign tax rates and other items. The relatively low taxation rates in these years were mainly caused by non-taxable gains and to a substantially lower tax ratio of the Belgian banking operations. The effective taxation rate in 2004 was also influenced by a EUR 112 million release of redundant tax provisions.

Operating net profit

Operating net profit for 2004 increased by EUR 859 million, or 55.6%, to EUR 2,404 million from EUR 1,545 million for 2003. Operating net profit for 2003 increased by EUR 650 million, or 72.6%, to EUR 1,545 million from EUR 859 million for 2002.

Total net profit

Due to the absence of non-operating items in 2004, 2003 and 2002 operating net profit from banking operations equalled total net profit.

Geographical breakdown

The following table sets forth the geographic distribution of operating income and operating profit before taxation of the banking operations:

			Year ended December 31,
	Operational income			Operational result before taxation
	2004	2003	2002	2004	2003	2002
	(EUR millions)			(EUR millions)
The Netherlands	5,374	5,270	4,982	1,729	1,588	1,510
Belgium	2,254	2,012	2,044	711	478	613
Rest of Europe	3,265	2,997	2,773	351	(15)	(311)
North America	1,039	731	536	482	110	(509)
Latin America*	115	162	315	42	118	74
Asia	310	376	436	0	38	38
Australia	180	132	107	99	60	55
Other	0	0	8	0	(6)	(2)

Total	12,537	11,680	11,201	3,414	2,371	1,468

*	Latin America = South America, including Mexico.

Year ended December 31, 2004 compared to year ended December 31, 2003

     In the Netherlands, operating income for 2004 increased by EUR 104 million, or 2.0%, to EUR 5,374 million, from EUR 5,270 million for 2003. The net interest result decreased by EUR 139 million, or 3.4%. The average interest margin deteriorated by 14 basis points to 1.86%, partly caused by lower interest results on the asset and liability matching book. Commissions rose by EUR 53 million, or 6.4%. Higher management fees and insurance brokerage fees were partly offset by lower other commissions and funds transfer fees. Other income increased by EUR 190 million, or 58.5%, influenced by the gain of EUR 87 million on the sale of CenE Bankiers and higher results from real estate, including rental income and profit from sales, partly offset by the EUR 48 million loss taken on Postbank’s unit-linked mortgage product. Operating expenses rose by EUR 154 million, or 4.6%. The increase of staff costs by EUR 192 million, next to the impact of the collective labour agreement which came into effect in May 2003 due to higher costs for external staff and to the transfer of activities from insurance to banking, was partly compensated by lower other administrative expenses, in particular lower depreciation of capitalized software. The addition to the provision for loan losses decreased by EUR 191 million, supported by the release of debtor provisions and the absence of significant defaults. The operating profit before taxation rose by EUR 141 million, or 8.9%, to EUR 1,729 million, from EUR 1,588 million for 2003.

     In Belgium, operating income for 2004 increased by EUR 242 million, or 12.0%, to EUR 2,254 million, from EUR 2,012 million for 2003. Both the Wholesale Banking and Retail Banking activities contributed to the increase. The net interest result rose EUR 94 million or 5.9%. Commissions were up EUR 22 million or 6.5% and Other income rose EUR 126 million or 172.6%. Operating expenses increased by EUR 73 million, or 5.1%. Compared to 2003, loan loss provisioning decreased by EUR 64 million or 56.1%. The operating profit before taxation rose EUR 233 million, or 48.7%, to EUR 711 million, from EUR 478 million for 2003.

     In the Rest of Europe, operating income for 2004 rose EUR 268 million, or 8.9%, to EUR 3,265 million, from EUR 2,997 million for 2003. Higher interest results (an increase of EUR 476 million, mainly attributable to ING Direct and ING BHF-Bank) and higher commissions were partly offset by the EUR 210 million loss on the sale of parts of ING BHF-Bank in the fourth quarter of 2004. Operating expenses increased EUR 254 million, or 10.4%, mainly due to ING Direct, ING Real Estate and the activities of ING Belgium in this geographical region. Included in the operating expenses are restructuring provisions of respectively EUR 82 million in 2003 (comprised of EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities) and EUR 63 million in 2004 (comprised of EUR 60 million for ING BHF-Bank and EUR 3 million as part of the EUR 41 million for the total of the international wholesale banking activities). The addition to the provision for loan losses decreased by EUR 352 million, mainly due to lower risk costs at ING BHF-Bank, the international wholesale banking activities and ING Bank Slaski. As a result, the operating profit before taxation improved by EUR 366 million to EUR 351 million, from a loss of EUR 15 million for 2003.

     In North America, operating income for 2004 increased by EUR 308 million, or 42.1%, to EUR 1,039 million, from EUR 731 million for 2003. This increase can be mainly attributed to ING Direct, ING Real Estate (mainly fee business transferred from insurance) and the international wholesale banking activities, partly offset by the impact of the transfer of former Furman Selz activities to insurance. Operating expenses increased EUR 32 million, or 6.6%. The addition to the provision for loan losses decreased by EUR 96 million, mainly due to lower risk costs in the international wholesale banking activities. The operating profit before taxation improved from EUR 110 million in 2003 to EUR 482 million in 2004.

     In Latin America, operating income for 2004 decreased by EUR 47 million, or 29.0%, to EUR 115 million, from EUR 162 million for 2003, due to lower interest results and commissions, partly compensated by higher other income. Operating expenses were only slightly lower, while the releases of loan loss provisions were EUR 30 million less favourable than in 2003. As a result, the operating profit before taxation decreased by EUR 76 million to EUR 42 million, from EUR 118 million for 2003.

     In Asia, operating income for 2004 decreased by EUR 66 million, or 17.6%, to EUR 310 million, from EUR 376 million for 2003. The decrease was entirely due to the sale of the Asian cash equities business in the first quarter of 2004. In addition to a EUR 42 million loss on the sale, securities commissions were approximately EUR 60 million lower. Operating expenses decreased by EUR 52 million, or 13.9%, despite EUR 32 million one-off expenses related to the sale (the other EUR 10 million one-off expenses related to the sale are taken in the geographical regions Rest of Europe and North America). The releases of loan losses provisions were EUR 24 million lower than in previous year. As a result, the operating profit before taxation dropped to breakeven in 2004, from a profit of EUR 38 million in 2003.

     In Australia, operating income for 2004 increased by EUR 48 million, or 36.4%, to EUR 180 million, mainly due to ING Real Estate (partly caused by the transfer of activities from insurance to banking) and ING Direct Australia. Operating expenses increased by EUR 20 million, or 32.3%, while the addition to the provision for loan losses decreased by EUR 11 million due to a release of provisions in

2004. The operating profit before taxation increased EUR 39 million to EUR 99 million, from EUR 60 million for 2003.

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

     In the Rest of Europe, operating income for 2003 rose by EUR 224 million, or 8.1%, to EUR 2,997 million, from EUR 2,773 million for 2002. Higher interest results (mainly ING Direct) and higher results on real estate and leasing were partly offset by lower commissions. Despite the strong growth of ING Direct, operating expenses decreased by EUR 164 million, or 6.3%, mainly in the international wholesale banking units. Included in the expenses are restructuring provisions of respectively EUR 60 million in 2002 (as part of the EUR 128 million for the total of the international wholesale banking activities) and EUR 82 million in 2003 (comprised of EUR 30 million for ING BHF-Bank, EUR 15 million for ING Bank France and EUR 37 million for the international wholesale banking activities). The addition to the provision for loan losses increased by EUR 92 million, mainly due to higher risk costs of ING BHF-Bank, the international wholesale banking activities and ING Direct. As a result, the operating profit before taxation improved by EUR 296 million to a loss of EUR 15 million, from loss of EUR 311 million for 2002. Especially the performance in Germany (ING BHF-Bank) and Poland (ING Bank Slaski) was disappointing. The results of the international wholesale banking units, ING Direct, ING Real Estate and ING Belgium in this geographical region improved considerably.

     In North America, operating profit before taxation turned from a loss of EUR 509 million in 2002 to a profit of EUR 110 million in 2003. The strong improvement was mainly caused by EUR 364 million lower loan loss provisioning, reflecting improved credit conditions in the United States and the absence of major borrower defaults. Operating income for 2003 increased by EUR 195 million, or 36.4%, to EUR 731 million, from EUR 536 million for 2002. This increase can be mainly attributed to ING Direct, ING Furman Selz and ING Real Estate. Operating expenses decreased by EUR 60 million, or 11.0%. Lower operating expenses for the international wholesale banking units and ING Furman Selz were partly offset by higher expenses ING Direct.

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

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2004 was EUR 10,570 million, and at December 31, 2003 and 2002 was EUR 8,956 million and EUR 8,713 million, respectively. The EUR 10,570 million of debt outstanding at December 31, 2004 consisted of US$ 250 million principal amount of 9.20% non-cumulative guaranteed trust preferred securities issued in June 2000, which have a balance sheet value of EUR 183 million, US$ 1,500 million principal amount of 8.439% non-cumulative guaranteed trust preferred securities issued in December 2000, which have a balance sheet value of EUR 1,100 million, EUR 600 million principal amount of 6.5% perpetual subordinated debt securities issued in September 2001, US$ 800 million principal amount of 7.05% perpetual debt securities issued in July 2002, which have a balance sheet value of EUR 586 million, US$ 1,100 million principal amount of 7.20% perpetual debt securities issued in December 2002, which have a balance sheet value of EUR 807 million, EUR 750 million principal amount perpetual debt securities with a variable interest rate issued in June 2003, US$ 500 million principal amount of 6.20% perpetual debt securities issued in October 2003, which have a balance sheet value of EUR 366 million, EUR 1,000 million principal amount perpetual debt securities with a variable interest rate issued in 2004 and EUR 5,178 million debentures. The detail with respect to the debentures is as follows:

			Principal amount
Interest Rate (%)	Year of issue	Due date	(EUR millions)
5.0	2001	May 3, 2006	1,000
6.125	2000	January 4, 2011	1,000
6	2000	August 1, 2007	750
5.5	2000	May 11, 2005	1,428
5.5	1999	September 14, 2009	1,000

			5,178

At December 31, 2004, 2003 and 2002, ING Groep N.V. also owed EUR 606 million, EUR 655 million, EUR 376 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 606 million owed by ING Groep N.V. to ING Group companies at December 31, 2004, EUR 47 million was owed to ING Insurance companies, EUR 6 million was owed to ING Bank companies and EUR 553 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.

At December 31, 2004, 2003 and 2002, ING Groep N.V. had EUR 460 million, EUR 204 million and EUR 269 million, respectively, of cash. Dividends paid to the Company by its subsidiaries amounted to EUR 1,446 million, EUR 1,102 million and EUR 1,604 million in 2004, 2003 and 2002, respectively, in each case representing dividends declared and paid with respect to the reporting calender year and the prior calendar year. Of the amounts paid to the Company, EUR 629 million, EUR 519 million and EUR 1,262 million were received from ING Insurance in 2004, 2003 and 2002, respectively; EUR 817 million, EUR 583 million and EUR 258 million were received from ING Bank in 2004, 2003 and 2002 respectively, and for 2004 EUR 0 million was received from other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 2,303 million, EUR 40 million and EUR 1,453 million in 2004, 2003 and 2002, respectively, of the amounts paid to the Company, EUR 2,303 million was received from ING Bank in 2004, EUR 40 million and EUR 1,453 million were received from ING Bank in 2003 and 2002, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

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

In order to strengthen the capital base, the Annual General Meeting of Shareholders of ING Group N.V. approved, in April 2003, the introduction of optional cash/stock dividend as from the final dividend 2002, and fully fund the cash element by issuing and selling to the market the depositary receipts that would have been issued if stock would have been chosen instead of cash. To reduce the dilution of earnings per share even further ING decided in the beginning of 2005 to change its dividend policy to a full cash dividend starting with the final dividend 2004 (to be paid in May 2005). Following the introduction of International Financial Reporting Standards (IFRS) – which is expected to increase volatility in net profit – ING intends to pay dividends in relation to the longer-term underlying development of profit.

ING Groep N.V. made dividend payments of EUR 14 million, EUR 21 million and EUR 21 million on its Preference shares and declared dividends of EUR 2,057 million, EUR 2,024 million and EUR 1,930 million on its Ordinary shares, in 2004, 2003 and 2002, respectively. Of the amounts paid as dividends on ING Groep N.V.’s Ordinary shares in 2003 and 2002 EUR 861 million and EUR 429 million, respectively, were paid in the form of cash dividends and the remainder was paid in the form of stock dividends. Of the interim dividend paid in 2004 EUR 867 million was paid in cash and the remainder was paid in the form of stocks. The final dividend for 2004 will be fully paid in cash.

ING Group Consolidated Cash Flows

Year ended December 31, 2004 compared to year ended December 31, 2003

Net cash provided by operating activities amounted to EUR 76,082 million for the year ended December 31, 2004, an increase of 17.6% compared to EUR 64,705 million for the year ended December 31, 2003. The increase in cash flow generated through the insurance funds of EUR 13,244 million and through the funds entrusted to and debt securities of the banking operations of EUR 67,414 million was partly used for the lending and investment portfolio. The lower increase in insurance funds of EUR 13,244 million in 2004 compared with EUR 24,563 million in 2003, resulted mainly from the development in the net investment for risk of policyholders.The cash flow employed in lending increased from a cash outflow of EUR 9,233 million in 2003 to a cash outflow of EUR 33,453 million in 2004. The year 2004 reflects mainly the strong growth of the mortgage portfolio both inside and outside the Netherlands. Interbank lending showed a cash inflow in 2004 of EUR 20,780 million against a cash outflow of EUR 8,463 million in 2003.

Net cash used in investment activities in 2004 was EUR 73,604 million, compared to EUR 65,558 million in 2003, reflecting on balance higher investments in fixed-interest securities and lower investments for account and risk of policyholders.

Net cash flow from financing activities was EUR 1,518 million in 2004, compared to EUR 973 million in 2003. The increase of EUR 545 million in net cash flow from financing activities mainly reflects an increase in the issuance of bonds, loans contracted and deposits by reinsurers partly offset by lower private placements of preference shares of group companies.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2004 of EUR 11,291 million, compared to EUR 7,338 million at year-end 2003,

an increase of EUR 3,953 million from 2003 levels, mainly reflected in an increase of short-dated government paper.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net cash provided by operating activities amounted to EUR 64,705 million for the year ended December 31, 2003, compared to EUR 26,022 million for the year ended December 31, 2002. The increase in cash flow generated through the insurance funds of EUR 24,563 and through the funds entrusted to and debt securities of the banking operations of EUR 62,847 million was partly used for the lending and investment portfolio. The cash flow employed in lending decreased from a cash outflow of EUR 30,277 million in 2002 to a cash outflow of EUR 9,233 million in 2003. The year 2003 reflects mainly a lower level of advances regarding corporate lending due to the detoriation of the economic circumstances. Interbank lending showed a cash flow in 2003 of EUR 8,463 million against a cash flow of EUR 5,895 million in 2002. The cash outflow for taxation increased from EUR 381 million in 2002 to EUR 1,118 million in 2003 partly due to a tax refund received in 2002 and also due to the timing of payments to various taxation authorities, including finalization of tax assessments for prior years.

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

The operating, investing and financing activities as described above resulted in net cash and cash equivalents at year-end 2003 of EUR 7,338 million, compared to EUR 7,830 million at year-end 2002, a small decrease of EUR 492 million from the 2002 levels.

ING Insurance Cash Flows

The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments. See also “Item 11. Quantitative and Qualitative Disclosure on Market Risk.”

Premium income and income from investments totaled EUR 43,617 million and EUR 9,944 million in 2004, EUR 41,192 million and EUR 9,721 million in 2003 and EUR 46,816 million and EUR 10,506 million in 2002, respectively. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 45,384 million, EUR 4,837 million and EUR 1,140 million in 2004, EUR 43,396 million, EUR 4,897 million and EUR 1,291 million in 2003 and EUR 49,771 million, EUR 5,203 million and EUR 1,305 million in 2002, respectively.

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to the commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 1,968 million at December 31, 2004, EUR 1,848 million at December 31, 2003 and EUR 3,221 million at December 31, 2002, respectively.

Net cash provided by operating activities was EUR 19,638 million, EUR 25,032 million and EUR 10,567 million in 2004, 2003 and 2002, respectively.

Net cash used by ING Insurance in investment activities was EUR 21,533 million, EUR 26,781 million and EUR 8,583 million in 2004, 2003 and 2002, respectively.

Cash provided by ING Insurance’s financing activities amounted to EUR 2,061 million, EUR 521 million and EUR 61 million in 2004, 2003 and 2002, respectively.

     Capital Base Margins and Capital Requirements

In the United States, since 1993, insurers, including the companies comprising ING Insurance U.S. operations, have been subject to risk-based capital (“RBC”) guidelines. See “Item 4. Information on the Company – Regulation and Supervision – Insurance – Americas.”

ING Bank Cash Flows

The principal sources of funds for ING Bank’s operations are growth of the retail funding, which mainly consists of current accounts, savings and retail deposits, repayments of loans, disposals and redemptions of investment securities (mainly bonds), sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of investment securities, funding of trading portfolios, interest expense and administrative expenses (See Item 11, “Quantitative and Qualitative Disclosure of Market Risk”). At December 31, 2004, 2003 and 2002, ING Bank had EUR 10,021 million, EUR 5,735 million and EUR 5,191 million, respectively, of cash and cash equivalents.

The EUR 16,268 increase in the ING Bank’s operating activities of EUR 55,410 million cash inflow for the year ended December 31, 2004, compared with a EUR 39,142 million cash inflow for the year ended December 31, 2003, was largely attributable to the decrease of the loans and advances granted/repaid which were partially offset by the increase of funds entrusted aswell as the increase of banks available on demand and the increase other liabilities and accrued liabilities.

ING Bank’s operating activities had a EUR 39,142 million cash inflow for the year ended December 31, 2003, compared with a EUR 16,900 million cash inflow for the year ended December 31, 2002, a cash inflow of EUR 10,307 million for the year ended December 31, 2001. The EUR 19,230 million increase in cash provided from operations from 2003 to 2002 was largely attributable to the decrease of banks available on demand and the increase of loans and advances and the increase of the trading portfolio which were partially offset by an increase in growth of funds entrusted.

Net cash generated from investment activities was EUR 52,222 million cash outflow, EUR 38,639 million cash outflow and EUR 17,759 million cash outflow in 2004, 2003 and 2002, respectively, mainly reflecting the investment in interest-earning securities exceeding the dispositions and redemptions of interest-earning securities. Investment in interest-earning securities was EUR 98,084 million, EUR 90,811 million and EUR 70,273 million in 2004, 2003 and 2002, respectively. Dispositions and redemptions of interest-earning securities was EUR 47,135 million, EUR 52,799 million and EUR 52,537 million in 2004, 2003 and 2002, respectively.

Net cash flow from financing activities amounted to EUR 1,094 million, EUR 510 million and EUR 1,750 million in 2004, 2003 and 2002, respectively.

The operating, investment and financing activities described above resulted in a negative net cash flow of EUR 4,282 million in 2004, EUR 1,013 million in 2003 and a net cash flow of EUR 891 million in 2002, respectively.

The amount of USD capital invested in foreign investments has increased significantly during 2004. The main reason was a capital injection to ING New York of USD 2.4 billion, in connection with prior year tax loss carry forward.

     Capital Adequacy

Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the Dutch Central Bank for supervisory purposes (See “Item 4, Information on the Company”).

The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
	(EUR million, other than percentages)
Risk-Weighted Assets	274,138	251,266	247,287
Consolidated group equity:
Tier 1 Capital	21,139	19,074	18,080
Tier 2 Capital	10,471	9,743	9,116
Tier 3 Capital	357	138	257
Supervisory deductions	(534)	(473)	(302)

Total qualifying capital	31,433	28,482	27,151

Tier 1 Capital Ratio	7.71%	7.59%	7.31%
Total Capital Ratio (Tier 1, 2 and 3)	11.47%	11.34%	10.98%

ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

Item 6. Directors, Senior Management and Employees

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Company. The Supervisory Board supervises the Executive Board and the general course of events in the Company, and provides advice to the Executive Board. In the performance of their duties, the members of the Supervisory Board must serve the interests of ING Group as a whole. Certain decisions of the Executive Board affecting ING Group as a whole –such as the issue or acquisition of shares, profit appropriation, major investments and capital expenditures and major changes in the working conditions of a substantial numbers of employees – require the approval of the Supervisory Board and/or the General Meeting of Shareholders.

The members of the Executive Board are employees of ING Groep N.V. Members appointed before 2004 were appointed by the Supervisory Board for an indefinite period. Following the amendments of the Articles of Association in 2003, members appointed in 2004 and later have been and will be appointed by the General Meeting of Shareholders. These members are appointed for a period of four years and can be reappointed for additional four years-periods without any limit to the number of times they may be reappointed, taking into account ING’s retirement rules. All Executive Board members retire by the end of the month in which they reach the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which they reach the age of 61 or 62.

The members of the Supervisory Board appointed before 2004 were appointed by the Supervisory Board with a right of objection for the Central Works Council and the General Meeting of Shareholders. Following the amendments of the Articles of Association in 2003, Supervisory Board members are appointed by the General Meeting of Shareholders from a binding nomination of at least two candidates for each vacancy. No employee of ING Group is eligible for appointment to the Supervisory Board. There are no service contracts with any members of the Supervisory Board. Members of the Supervisory Board are appointed for a term of four years and may be re-appointed for two terms subject to the requirement in the charter of the Supervisory Board that Supervisory Board members retire from the Board in the year in which he or she turns 70.

Set forth below is certain information concerning the members of the Supervisory and the Executive Board of ING Groep N.V.

SUPERVISORY BOARD OF ING GROEP N.V.

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Cornelius A.J. Herkströter, chairman	1937	1998	2006	Former President of Royal Dutch Petroleum Company N.V. and Chairman of the Committee of Managing Directors, Royal Dutch/Shell Group. Chairman of the Supervisory Board of Royal DSM N.V. Member of the Advisory Committee, Robert Bosch GmbH. Trustee of the International Accounting Standards Committee Foundation. Chairman of the Listing and Issuing Rules Advisory Committee, Euronext N.V. Chairman of the Social Advisory Council, Tinbergen Institute. Professor of International Management, University of Amsterdam. Chairman of the Board of Trustees, Erasmus University Rotterdam.

Eric Bourdais de Charbonniere, vice-chairman	1939	2004	2008	Former managing director of JP Morgan and Chief Financial Officer of Michelin. Chairman of the Supervisory Board of Michelin and Member of the Supervisory Board of Thomson

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Luella Gross Goldberg	1937	2001	2005	Former member of the Board of Directors of ReliaStar Financial Corp. Member of the Supervisory Board of Directors of each of TCF Financial Corporation, Hormel Foods Corporation, Communications Systems Inc. and Hector Communications Corporation. Member of the Advisory Board of Carlson School of Management, University of Minnesota, Member of the Supervisory Board of the Minnesota Orchestra, Member (emeirita) of the Board of Trustees, Wellesley College.

Paul F. van der Heijden	1949	1995	2007	Rector-Magnificus and Professor of labor law and industrial relations at the University of Amsterdam. Member of the Supervisory Board of NUON N.V. Member of the Supervisory Board of Buhrmann Nederland B.V. Crown-appointed member of the Social and Economic Council, the Netherlands. President of the ILO Governing Body, Committee of Freedom of Association (United Nations).

Claus Dieter Hoffmann	1942	2003	2007	Former Chief Financial Officer of Robert Bosch GmbH. Managing partner of H+H Senior Advisors, Stuttgart. Chairman of the Supervisory Board of SupplyOn AG. Member of the Supervisory Board of each of EnBW AG, Bauerfeind AG and Jowat AG.

Adrianus G. Jacobs	1936	1998	2006	Former chairman of the Executive Board of ING Groep N.V. (retired in May 1998). Chairman of the Supervisory Board of each of Royal Dutch/Shell Group, Imtech N.V., and N.V. Verenigd Bezit VNU N.V. Vice-chairman of the Supervisory Board of each of IHC Caland N.V. and Buhrmann N.V. Chairman of the Supervisory Board of Johan Enschede.

		Year	Term
Name	Born	Appointed	Expires	Other Business Activities
Wim Kok	1938	2003	2007	Former Minister of Finance and Prime Minister of the Netherlands. Member of the Supervisory Board of each of Royal Dutch/Shell Group, TPG N.V. and KLM Royal Dutch Airlines N.V.

Godfried J. A. van der Lugt	1940	2001	2005	Former chairman of the Executive Board of ING Groep N.V. (retired in May 2000) Member of the Supervisory Board of Grontmij N.V. Chairman of the Supervisory Board of each of Siemens Nederland N.V. and Stadsherstel Amsterdam N.V. Vice-chairman of the Supervisory Board of Academisch Ziekenhuis Groningen (hospital).

Paul J.A. Baron de Meester	1935	1998	2006	Former member of the Board of Directors of BBL. Former chairman of Belgische Betonmaatschappij Besix-Betonimmo N.V. Member of the Supervisory Board of each of Tessenderlo Chemie N.V. and ETEX N.V. Chairman of the International Chamber of Commerce Belgium, Member of the Supervisory Board of Regionaal Ziekenhuis H. Hart (hospital)

Jan D. Timmer	1933	1996	2005	Former President and Chairman of the Board of Management of Philips Electronics N.V.

Karel Vuursteen	1941	2002	2006	Former chairman of the Executive Board of Heineken N.V. Chairman of the Supervisory Board of Petroplus International N.V. Member of the Supervisory Board of each of Ahold N.V., AB Electrolux, AKZO Nobel N.V. and Henkel KgaA.

At the Shareholders’ Meeting of April 26, 2005, Ms. Luella Gross Goldberg and Mr. Godfried van der Lugt will be proposed for reappointment to the Supervisory Board.

As a new member, Mr. Jan Hommen (born 1943, Dutch nationality) will be proposed for appointment to the Supervisory Board as of June 1, 2005. Mr. Hommen is vice-chairman and Chief Financial Officer of Royal Philips Electronics N.V. until May 1, 2005. The proposed appointment is based on Jan Hommen’s knowledge of international trade and industry and his expertise and experience as a CFO of a multinational.

As a new member, Ms. Christine Lagarde (born 1956, French nationality) will be proposed for appointment to the Supervisory Board as of April 27, 2005. Ms. Lagarde is partner of Baker & Mackenzie and chairman of its Policy Committee. The proposed appointment is based on her knowledge of business and labour law and her competence in international economic, regulatory and public policy issues.

Jan Timmer will retire from the Supervisory Board after the Shareholder’s Meeting on April 26, 2005, following his reappointment in 2003 for two extra years.

EXECUTIVE BOARD OF ING GROEP N.V.

Michel J. Tilmant, CEO and chairman
(Born 1952, Belgian nationality)

Michel Tilmant graduated from Louvain University with a licence in Business Administration. He is also a graduate of Louvain School for European Affairs. He started his career with Morgan Guaranty Trust Company in New York. In 1992 he joined Bank Brussels Lambert, where he was appointed chairman of the Executive Board in 1997. After the acquisition of BBL by ING Group in 1998, Michel Tilmant was appointed vice-chairman as of May 2000. He was appointed CEO and chairman as of April 28, 2004. His main responsibilities are Corporate Human Resources, Corporate Development, Corporate Communications & Affairs and Corporate Audit Services.

Cees Maas, vice-chairman and CFO
(Born 1947, Dutch nationality)

After completing his degree in engineering physics and economics at the Erasmus University of Rotterdam in 1976, Cees Maas joined the Ministry of Finance of the Netherlands. From 1986 to 1992 he was Treasurer-General. In July 1992, he joined ING Group and became a member of the Executive Board. In July 1996, Cees Maas was appointed Chief Financial Officer of the Executive Board. He was appointed vice-chairman as of April 28, 2004. His main responsibilities are Corporate Control & Finance, Market, Credit and Insurance Risk Management, Corporate Tax and Corporate Legal, Compliance & Security.

Eric F. Boyer de la Giroday
(Born 1952, Belgian nationality)

After completing his degree in commercial engineering, Eric Boyer started his career with Citibank in 1978. In 1984 he joined Bank Brussels Lambert, which was acquired by ING Group in 1998, where he held various management positions in the fields of capital markets, treasury and corporate and investment banking. He was appointed a member of the Executive Board of ING Group in April 2004. His main responsibilities are ING’s Wholesale Banking activities worldwide.

Fred S. Hubbell
(Born 1951, American nationality)

Fred Hubbell received his bachelor’s degree (B.A.) from the University of North Carolina in Chapel Hill. He also has a law degree from the University of Iowa College of Law, Iowa City and attended the Harvard Graduate School of Business in Boston. He was Chief Executive Officer and President of the US life insurance company Equitable of Iowa, which was acquired by ING in 1997. Following his responsibility for the international insurance activities, he was appointed a member of the Executive Board of ING Group in May 2000. Fred Hubbell is also chairman of ING Verzekeringen N.V. (ING Insurance). His main responsibilities are ING’s insurance activities in the Americas and at Nationale-Nederlanden in the Netherlands, ING Investment Management in the Americas, ING Investment Management in Europe, coordination of global activities of ING Investment Management, and Parcom.

Eli P. Leenaars
(Born 1961, Dutch nationality)

Eli Leenaars studied civil law at the Catholic University of Nijmegen and received a LLM from the European University Institute in Florence, Italy and attended the Harvard Graduate School of Business in Boston. After a traineeship at ABN AMRO bank, he joined ING in 1991, where he held various management positions, including chairman of ING Poland and of ING Latin America. He was appointed a member of the Executive Board of ING Group in April 2004. His main responsibilities are ING’s Retail Banking and Private Banking activities, in particular ING Bank, Postbank and RVS in the

Netherlands, ING South-West Europe (including ING Belgium), ING Bank Slaski in Poland, ING Vysya Bank in India and ING Trust. He is also responsible for Operations/IT Banking.

Alexander H.G. Rinnooy Kan
(Born 1949, Dutch nationality)

Alexander Rinnooy Kan graduated with a doctorate degree in mathematics (cum laude) from the University of Leiden. He also holds a bachelor’s degree in econometrics (cum laude) and a PhD in mathematics from the University of Amsterdam. He was awarded a honorary degree in economics from the Free University of Brussels. Since 1977, he has held various positions with the Erasmus University of Rotterdam, of which he was appointed Rector Magnificus in 1986. In 1991, he became President of the Federation of Netherlands Industries and Employers (VNO). After the merger in 1995 with the Netherlands Christian Employers’ Federation (NCW) he became President of VNO-NCW. In September 1996, he became a member of the Executive Board of ING Group. His main responsibilities are ING’s insurance activities in Central Europe, ING’s Insurance activities in Asia/Pacific, ING Global Pensions, ING Investment Management in Asia/Pacific, ING Real Estate, Corporate IT and Corporate Procurement.

Hans K. Verkoren
(Born 1947, Dutch nationality)

After positions with banks before completing his degree in economics, and after his graduation, with the Ministry of Finance and the Municipality of Amsterdam, Hans Verkoren began his career with ING in 1978 at the Postal Giro and National Savings Bank, which were merged into Postbank N.V. in 1986. In 1987 he was appointed to the Board of Postbank and, after the merger with NMB Bank, to the Board of NMB Postbank. After the merger with Nationale-Nederlanden in 1991 he remained responsible for Postbank until 1995. In that year he became responsible for consumer banking international, notably the new ING Direct line of business. He was appointed a member of the Executive Board of ING Group in April 2004. His main responsibilities are ING Direct and ING Card.

COMPENSATION OF DIRECTORS AND OFFICERS

The remuneration policy for the Executive Board was approved by the Annual General Meeting of Shareholders (AGM) on April 27, 2004. There are no changes to this policy and therefore, the approval of the AGM still applies. The following describes the general policy for senior-management remuneration, followed by the Executive Board compensation for 2004 loans and advances, shares held by Executive Board members and the compensation structure for 2005. For the Supervisory Board, information is given on the remuneration, loans and advances and shares and options held by its members.

GENERAL POLICY SENIOR-MANAGEMENT REMUNERATION

Background

In 2002, an external consultancy firm was hired to report on the market competitiveness of ING’s remuneration levels and mix. Based on this report, the Supervisory Board adopted a new remuneration policy for ING’s senior management in 2003.

The prime objective of the remuneration policy is to enable the Company to recruit and retain qualified and expert managers. The current remuneration policy supports a performance-driven culture that aligns ING’s objectives with those of its stakeholders. ING rewards performance on the basis of previously determined, measurable and influenceable short-term and long-term targets.

Remuneration structure

Total compensation throughout ING consists of three basic components:

-	Fixed or base salary, the total guaranteed annual income;

-	Short-term incentive (STI) in cash, compensates for past performance measured over one year;

-	Long-term incentive (LTI) in stock options and/or performance shares, compensates for performance measured over multiple years and is forward-looking.

In addition to the base salary, Executive Board members enjoy benefits similar to most other employees of ING Group. These include benefits such as private medical insurance, the use of company cars (or cash in lieu) and, if applicable, expatriate allowances.

ING’s remuneration policy is based on five key principles that apply across ING. These principles are:

-	Total compensation levels will be benchmarked against relevant markets in which ING competes for talent.

-	ING aims for total compensation at the median level in the relevant market, allowing only for above-median compensation in the event of outstanding performance.

-	The remuneration package will gradually focus more on the variable-pay components (short-tem and long-term incentives) to ensure that executive remuneration will be linked to ING’s short-term and long-term business performance.

-	To enhance the effectiveness of the short-term incentive plan, clear, measurable and challenging targets will be set at the beginning of each year.

-	Long-term incentives will ensure a focus on longer-term strategic targets and will create alignment of management with the interests of shareholders. A broad selection of ING’s senior managers participate in the plan to ensure a common focus on ING’s overall performance.

Base salary

The base salaries of the Executive Board should be sufficient to attract and retain high calibre management needed to achieve our business objectives. The Supervisory Board assesses the experience, background and responsibilities of the CEO and the members of the Executive Board when making decisions on base-salary levels.

To ensure base-salary levels are in line with the relevant market for talent, the Supervisory Board will review the base-salary levels of the Executive Board on an annual basis.

Short-term incentive plan

The short-term incentive plan (STIP) is a key component of ING’s movement towards an even more performance-driven company. The short-term incentive is paid in cash. The ‘at target’ bonus opportunity is expressed as a percentage of base salary. The target levels are based on benchmarks reflecting external market competitiveness as well as internal objectives. Three financial measures were used in the 2004 STIP for the members of the Executive Board and top senior management across the organization (the top-200 executives) to measure performance at the ING Group level. These financial measures are: operating net profit, total operating expenses and return on economic capital.

By combining a profit, a cost and a return measure, we believe the overall performance of ING is properly reflected. Each element is weighted equally to determine the final award. The three performance targets are set by the Supervisory Board at the beginning of the performance period. Under the short-term incentive plan, the actual payout in any year may vary between 0% and 200% of the target level.

In addition to the financial targets, part of the short-term incentive award is based on individual performance, assessed over predefined measurable targets set for each senior executive. These targets depend on the specific responsibilities of the individual Executive Board members and are determined and assessed by the Supervisory Board. The Executive Board sets the targets for senior management. For this layer directly reporting to the Executive Board, the emphasis is on individual performance as the primary business-related responsibility.

Short-term incentive: relative weight of Group and individual performance

	Group	Individual
	performance	performance
Executive Board	70% of total bonus	30% of total bonus
Top senior management	15% of total bonus	85% of total bonus

The above table has been adjusted from last year, because of ING’s internal reorganization that eliminated one reporting level between the Executive Board and the top senior management.

Long-term incentive plan

In the overall evaluation of the remuneration components, the Supervisory Board conducted a cost/benefit analysis of the original long-term incentive plan (“LTIP”) in 2003. The study assessed whether the instrument used (stock options only) supported ING’s objectives. As a result of this study, the Supervisory Board decided to introduce an additional instrument to the LTIP: the performance share. Performance shares are granted to ensure alignment of senior management with the interests of shareholders, and to retain top management over a longer period of time. Thus, the LTI awards will be granted with the total “fair value” split between stock options and performance shares. The new LTI plan was approved during the General Meeting of Shareholders on April 27, 2004.

The ING stock options have a total term of ten years and a vesting period of three years. After three years, the options will only vest if the option holder is still employed by ING (or retired). The exercise price of the stock options is equal to the Euronext Amsterdam opening price on a specific date during the first “open period” after the General Meeting of Shareholders.

Performance shares will be conditionally granted. The number of shares that will ultimately be granted at the end of a 3-year performance period depends on the ING Group performance. The Supervisory Board decided to use Total Shareholder Return (TSR) over three years (return in the form of capital gains and reinvested dividends that shareholders receive in that period) relative to the performance of a pre-defined peer group. The criteria used to determine the performance peer group were: (1) considered comparable and relevant by the Supervisory Board, (2) representing ING’s current portfolio of businesses (e.g. banking, insurance and asset management) and ING’s geographical spread, (3) global players, (4) listed and a substantial free float.

On the basis of these criteria the performance peer group was composed as follows:

•	Citigroup, Credit Suisse, Fortis, Lloyds TSB (bank/insurance companies);

•	ABN Amro, Bank of America, BNP Paribas, BSCH, Deutsche Bank, HSBC (banks);

•	Aegon, AIG, Allianz, Aviva, AXA, Prudential, Hartford Financial Services, Munich Re (insurance companies);

•	Amvescap PLC (asset manager).

ING’s (TSR) ranking within this group of companies will determine the final number of performance shares that will vest at the end of the three-year performance period. The initial number of performance shares granted at the beginning of each three-year period is based on a mid-position of ING (100%). This initial grant can be increased or decreased (on a linear basis) on the basis of ING’s TSR position after the three-year performance period as specified in the table below.

Number of shares awarded after each three-year performance period related to peer group

ING Ranking	Number of shares
1 – 3	200%
4 – 8	Between 200% and 100%
9 – 11	100%
12 – 17	Between 100% and 0%
18 – 20	0%

The Supervisory Board will review the peer group before each new three-year performance period.

The performance test itself will be carried out at the end of every three-year performance period by an independent third party.

The Executive Board members are not allowed to sell shares obtained either through the stock-option or the performance-shares plan within a period of five years from the grant date. They will only be allowed to sell part of their performance shares at the date of vesting to pay tax on the vested award. Shares obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the vested award.

Remuneration levels

As part of the study on the future remuneration, a comparative assessment on compensation levels and mix of fixed and variable components had to be made. Therefore, early in 2003, a compensation peer group was composed. This peer group is a mix of European financial services companies and Dutch-based multinationals. The peer group reflects ING’s business structure and environment. ING competes with these companies for executive talent. The following companies are part of this compensation peer group: ABN Amro, Aegon, Ahold, AXA, BNP Paribas, Credit Suisse, Fortis, KPN, Royal Bank of Scotland, Société Générale.

The report identified a significant compensation gap at total direct compensation level between ING’s Executive Board and its peer group counterparts. Key recommendations from the report included that in order to close the gap, in particular the variable (performance-driven) pay component should be increased.

In line with ING’s overall remuneration policy, the Supervisory Board decided to initiate a gradual convergence of Executive Board salaries to the European/Dutch median benchmark over a period of three to four years, starting over 2003. This will be achieved by raising the target bonus levels of both the short-term and long-term incentives. This ensures that future payout will more directly reflect performance. As a result, the mix between base salary, short-term and long-term incentives will change so that over time the total remuneration will be divided equally between each component (i.e. 1/3rd base salary, 1/3rd short-term incentives, and 1/3rd long-term incentives) in case of at-target performance.

Pensions Executive Board members

The pensions of the Dutch members of the Executive Board are based on defined-benefit plans, which are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V. The employment contracts will terminate by operation of law in case of retirement (“Standard Retirement”), which will take place on June 1 of the year that the incumbent has reached or will reach the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which Executive Board members reach the age of 61 or 62. Their prospective pensions amount to a maximum of 60% of their base salaries. According to existing employment contracts, the pension rights of the members of the Executive Board are free of premium. The non-Dutch members of the Executive Board have a pension plan related to their home base. See note 7.4 to 7.6 to the consolidated financial statements for more information about pensions.

Employment contract for newly appointed Board members

The contract of employment for Executive Board members appointed after January 1, 2004 provides for an appointment for a period of four years (the appointment period) and that they can then be reappointed by the General Meeting of Shareholders.

For newly appointed Executive Board members the amount they would be entitled to in case of an involuntary exit has been set at a multiple of their Executive Board member base salary, preserving their existing rights. For the three Executive Board members who were appointed in the 2004 General Meeting of Shareholders these rights slightly exceed the exit-arrangement provision in the Dutch Corporate Governance Code, i.e. no more than two times base salary (first appointment period) or one time base salary (all other situations). For the Executive Board members appointed before 2004, the exit clause has been set at three years base salary.

The term of notice for new and existing Executive Board members is three months for the employee and six months for the employer.

REMUNERATION EXECUTIVE BOARD 2004

Base salary Executive Board 2004

The base salary of the Executive Board members has been frozen for 2004, in the light of the Dutch ‘Sociaal Akkoord’. The Executive Board received a 7.5% increase in their base salary in 2003. Prior to 2003, the EB members’ base salary had been effectively frozen since 1999. Michel Tilmant and Cees Maas received a standard promotional increase in their base salary as of April 28, 2004 as a result of their appointment as chairman and vice-chairman of the Executive Board, respectively.

Short-term incentive Executive Board 2004

The target STI payout over 2004 was set at 50% of the individual Executive Board member’s base salary. The final award is based on the achievement of a set of common Group financial targets and specific individual qualitative and quantitative objectives for each Executive Board member. Specifically, 70% of the total award is based on the Group’s operating net profit, total operating expenses and return on economic capital, while the remaining 30% is based on individual objectives set at the beginning of the year as proposed by the chairman of the Executive Board and approved by the Remuneration and Nomination Committee of the Supervisory Board.

Early in 2005, the Remuneration and Nomination Committee reviewed the actual results of ING against the 2004 targets. Over 2004, ING exceeded on average the three Group financial targets set, resulting in a score of 143% of target on this component. The individual performance of the Executive Board members was on average 179%. ING’s external auditor has reviewed to which extent the objectives, both the group and the individual, have been met.

Long-term incentive Executive Board 2004

Under the long-term incentive plan (LTIP) for the Executive Board, two instruments are used: stock options and performance shares. As described above, an identical plan has been adopted by the Executive Board for the top senior managers across ING. As a result, approximately 7,000 senior managers will participate in a similar plan.

The target level for the 2004 LTIP was set at 50% of base salary for each EB member. The final grant level depends on the Group STIP performance and will vary between 50% of the target level (if Group STI would be 0%) and 150% (if the Group STI would be 200%).

As the Group STIP performance outcome over 2004 was 143%, the resulting LTIP award is 121% of target. The number of options and performance shares is determined based on a reference price set at the end of 2004 (EUR 22.00) and a “fair value” calculation of options and performance shares (based on an option-pricing model).

The grant is subject to shareholder approval of the maximum number of stock options and performance shares to be granted to the Executive Board pursuant to the 2004 LTIP. The LTIP grant table shows the award amounts for each Executive Board member.

The exercise price of the options will be fixed at the Euronext Amsterdam Stock Market opening price of the ING Group share on May 13, 2005. The performance shares are granted provisionally at the beginning of 2005; the final number will depend on the ranking within the performance peer group after the three-year period (2005 – 2007) based on the performance/payout scale as indicated above.

Compensation in cash of the individual members and former members of the Executive Board

	2004	2003	2002	2001
		(EUR thousands)
Michel Tilmant
Base salary	1,250	1,172	1,090	1,090
Short-term performance-related bonus	866	366	0	177

Total cash compensation	2,116	1,538	1,090	1,267

Cees Maas
Base salary	677	634	590	590
Short-term performance-related bonus	530	333	0	78

Total cash compensation	1,207	967	590	668

Eric Boyer de la Giroday(1)
Base salary	574
Short-term performance-related bonus	445

Total cash compensation	1,019

Fred Hubbell(2)
Base salary	1,121	1,232	1,374	1,453
Short-term performance-related bonus	855	647	0	192

Total cash compensation	1,976	1,879	1,374	1,645

Eli Leenaars(1)
Base salary	428
Short-term performance-related bonus	321

Total cash compensation	749

Alexander Rinnooy Kan
Base salary	634	634	590	590
Short-term performance related Bonus	493	333	0	78

Total cash compensation	1,127	967	590	668

Hans Verkoren(1)
Base salary	428
Short-term performance-related bonus	335

Total cash compensation	763

Ewald Kist(3)

Base salary	318	761	708	708
Short-term performance-related bonus	231	400	0	94
Retirement benefit	132

Total cash compensation	681	1,161	708	802

(1)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on April 28, 2004. The figures for these members reflect compensation earned in their capacity as Executive Board members.

(2)	Fred Hubbell gets his compensation in U.S. dollars. For each year the compensation in U.S. dollars has been translated to euros at the average exchange rate for that year.

(3)	Ewald Kist retired as of June 1, 2004. Salary reflects payments made up to retirement. Performance-related bonus reflects compensation earned for his contributions made up to retirement. Pursuant to the terms of his retirement, he received a retirement benefit.

Long-term incentives of the individual members and former members of the Executive Board (1)

	2004	2003	2002	2001
		(EUR thousands)
Michel Tilmant
Number of options	82,600	41,250	35,000	35,000
Number of shares	15,000	13,750	7,000	0

Fair market value of long-term incentive(2)	668	481	238	238

Cees Maas
Number of options	51,200	41,250	35,000	35,000
Number of shares	9,300	13,750	7,000	0

Fair market value of long-term incentive(2)	410	481	238	238

Eric Boyer de la Giroday
Number of options	43,400
Number of shares	7,900

Fair market value of long-term incentive(2)	347

Fred Hubbell
Number of options	84,700	41,250	35,000	35,000
Number of shares	15,400	13,750	7,000	0

Fair market value of long-term incentive(2)	678	481	238	238

Eli Leenaars
Number of options	32,400
Number of shares	5,900

Fair market value of long-term incentive(2)	259

Alexander Rinnooy Kan
Number of options	48,000	41,250	35,000	35,000
Number of shares	8,700	13,750	7,000	0

Fair market value of long-term incentive(2)	384	481	238	238

Hans Verkoren
Number of options	32,400
Number of shares	5,900

Fair market value of long-term incentive(2)	259

Ewald Kist
Number of options	—	41,250	35,000	35,000
Number of shares	—	13,750	7,000	0

Fair market value of long-term Incentive(2)	—	481	238	238

(1)	Options are granted in the year following the reporting year.

In 2003, in relation to 2002 performance, each Executive Board member was granted 7,000 conditional shares, the condition being an employment contract. The vesting period for the conditional shares is two years ending May 15, 2005. The total expense relating to the conditional share awards (EUR 604,000) is to be recognized pro rata over the vesting period. Accordingly, an amount of EUR 189,000 was recognized in 2003.

In 2004, in relation to 2003 performance, a new long-term incentive plan was approved by the AGM, pursuant to which the Executive Board members was granted in 2004 a combination of stock options (41,250) and provisional performance shares (13,750), based on a 50/50 split in the total value of the long-term incentive award. As a result of the fair value calculation for the performance year 2003, the ratio of options to performance shares was 3.1. The vesting period for the performance shares is 3 years. The costs of the performance shares (intrinsic value at the grant date) are expensed pro rata over the vesting period.

In 2005, in relation to 2004 performance, the Company proposes to grant to the Executive Board members a combination of stock options and provisional performance shares (based on a 50/50 split in value), as disclosed in the above table, in May 2005 (after the AGM). These awards will be granted pursuant to the terms and conditions of the approved long-term incentive plan and is subject to the AGM’s approval of the maximum number of stock options and performance shares for 2004. As a result of the fair market value calculations for the 2004 performance year, the ratio of options to performance shares is 5.5 : 1.

(2)	Fair Market Value of Long-term Incentive reflects the estimated fair market value of the long-term incentive award on the date of grant based on an option-pricing model. The valuation is calculated annually for grants made to the Executive Board members for performance over the year specified.

(3)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on April 28, 2004. The figures for these members reflect compensation earned in their capacity as Executive Board members.

(4)	Ewald Kist retired as of June 1, 2004. For that reason no long-term incentives were granted to him in 2004

Pension costs of the individual members and former members of the Executive Board(1)

	2004	2003	2002	2001
		(EUR thousands)
Michel Tilmant(2)	467	412	397	352
Cees Maas	345	361	336	333
Eric Boyer de la Giroday	260
Fred Hubbell(3)	462	273	314	464
Eli Leenaars	102
Alexander Rinnooy Kan	346	327	289	291
Hans Verkoren	109
Ewald Kist(4)	887	364	350	349

(1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2001 to 2004.

(2)	Restated figures for the years 2003, 2002 and 2001.

(3)	Fred Hubbell’s pension costs have been translated from U.S. dollars to euros at the average exchange rate for that year.

(4)	The 2004 amount mainly reflects the cost of the normal pension build-up to age 65, which has to be taken in the year of retirement, in accordance with IAS 19 accounting rules.

Loans and advances

The table below presents the loans and advances provided to Executive Board members and outstanding at each of December 31, 2004, 2003 and 2002. In addition in 2004, a loan was granted to Fred Hubbell amounting to EUR 100,000, with an average interest rate of 4.7%. The loan was repaid before December 31, 2004. These loans are in the normal course of business and on terms applicable to Company personnel as a whole and approved by the Supervisory Board.

Loans and advances to members of the Executive Board

				Amount	Average
	Amount	Average		outstan-	interest		Amount	Average
	outstan-	interest		ding	rate		outstan-	interest
	ding	rate	Repay-	31 December, 2003		Repay	ding	rate	Repay-
	31 December, 2004		ments	(EUR thousands)		ments	31 December, 2002		ments
Cees Maas	446	4.0%		446	4.0%	15	461	5.6%	17
Eric Boyer de la Giroday	34	4.3%	3
Alexander Rinnooy Kan(1)				889	3.4%		889	3.5%
Hans Verkoren	293	4.8%	16

	773	4.3%	19	1,335	3.6%	15	1,350	4.2%	17

(1)	The loans and advances to Alexander Rinnooy Kan are with CenE Bankiers, which is no longer part of ING Group

Information on the options outstanding and the movements during the financial year of options granted to the members of the Executive Board as at December 31, 2004

							Excer-
	Outstan-			Waived	Outstan-	Excer-	cise
	ding as		Excer-	or	ding as	cise	price in
	at 31	Granted	cised in	Expired	at 31	price in	U.S.
	December	in 2004	2004	in 2004(1)	December	Euros	Dollars	Expiry date
Michel Tilmant	50,000			50,000		26.10		May 28, 2004
	20,000				20,000	28.30		Apr 3, 2005
	15,000				15,000	28.68		Apr 3, 2005
	30,000				30,000	35.26		Mar 15, 2006
	20,000				20,000	35.80		Mar 15, 2006
	21,000				21,000	29.39		Mar 11, 2012
	14,000				14,000	29.50		Mar 11, 2012
	35,000				35,000	12.65		Mar 3, 2013
		41,250			41,250	17.69		May 14, 2014

Cees Maas	50,000			50,000		25.87		May 28, 2004
	50,000				50,000	28.68		Apr 3, 2005
	50,000				50,000	35.26		Mar 15, 2006
	35,000				35,000	29.39		Mar 11, 2012
	35,000				35,000	12.65		Mar 3, 2013
		41,250			41,250	17.69		May 14, 2014

Eric Boyer de la Giroday (2)					2,000	26.10		May 28, 2009
					10,000	28.30		Apr 3, 2010
					4,000	35.80		Mar 15, 2011
					3,000	28.60		May 27, 2012
					4,000	12.55		Mar 3, 2013
					17,800	17.69		May 14, 2014

Fred Hubbell	40,000			40,000		25.87		May 28, 2004
	50,000				50,000	28.68		Apr 3, 2005
	50,000				50,000	35.26		Mar15, 2006
	35,000				35,000	29.39		Mar 11, 2012
	35,000				35,000	12.65		Mar 3, 2013
		41,250			41,250	17.69		May 14, 2014

							Excer-
	Outstan-			Waived	Outstan-	Excer-	cise
	ding as		Excer-	or	ding as	cise	price in
	at 31	Granted	cised in	Expired	at 31	price in	U.S.
	December	in 2004	2004	in 2004(1)	December	Euros	Dollars	Expiry date
Eli Leenaars (2)					3,300	25.25		Apr 1, 2009
					10,000		27.28	Apr 3, 2010
					22,400		31.96	Mar 15, 2011
					31,000		25.72	Mar 11, 2012
					7,850	12.55		Mar 3, 2013
					9,654	18.75		Mar 15, 2014
					6,436	18.71		Mar 15, 2014

Alexander Rinnooy Kan	50,000			50,000		25.87		May 28, 2004
	12,000				12,000	28.68		Apr 3, 2005
	50,000				50,000	35.26		Mar 15, 2006
	35,000				35,000	29.39		Mar 11, 2012
	35,000				35,000	12.65		Mar 3, 2013
	41,250				41,250	17.69		May 14, 2014

Hans Verkoren (2)					12,000	28.68		Apr 3, 2005
					20,000	35.26		Mar 15, 2006
					23,000	29.39		Mar 11, 2012
					30,000	12.65		Mar 3, 2013
					17,800	18.71		Mar 15, 2014

Ewald Kist	50,000			50,000		25.87		May 28, 2004
	50,000				50,000	28.68		Apr 3, 2005
	50,000				50,000	35.26		Mar 15, 2006
	35,000				35,000	29.39		Mar 11, 2012
	35,000				35,000	12.65		Mar 3, 2013
		41,250			41,250	17.69		May 14, 2014

(1)	Waived at vesting date or expired at expiry date.

(2)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on April 28, 2004. In their capacity of Executive Board member no options were granted to them in 2004 nor did they exercise any rights over past option grants.

ING Group shares held by members of the Executive Board

As at December 31, 2004, Fred Hubbell (including direct family) held 1,107,717 ING Group shares (2003: 1,104,100 and 2002: 1,053,000) of which 405,455 (2003: 405,455 and 2002: 405,000) are held in a trust. Other members of the Executive Board (including direct family) did not hold ING Group shares.

REMUNERATION STRUCTURE EXECUTIVE BOARD 2005

Policy for 2005

With regard to the remuneration policy for 2005, the Supervisory Board plans to build upon the new remuneration policy initiated in 2003, further facilitating the movement toward a more performance-oriented culture. The intention is to continue the gradual convergence to the European benchmark through a gradual increase in the short-term and long-term incentive target levels (as a percentage of base salary).

Base salary Executive Board 2005

The plan is to keep base-salary levels flat in 2005. A market-competitiveness analysis will be conducted on an annual basis to ensure market competitiveness.

Short-term incentive Executive Board 2005

Continuing with the intended focus on variable, performance-related remuneration, the Supervisory Board has decided to increase the short-term incentive at target to 75% of base salary. The actual payout may vary between 0% and 200% of the target level (e.g. between 0% and 150% of base salary).

The mix for the 2005 short-term incentive award will remain the same as in 2003: 70% will be determined by pre-defined ING Group financial performance measures and 30% will be based on individual performance objectives set for each Executive Board member and agreed by the Supervisory Board.

The Supervisory Board believes that for 2005, the Executive Board’s short-term incentive award for the Group performance should again be measured using the same three financial criteria as in 2004: operating net profit, total operating expenses and return on economic capital, equally weighted. The targets set are challenging.

Long-term incentive Executive Board 2005

The Supervisory Board intends to set the nominal long-term incentive (LTI) target value at 75% of base salary (same target percentage as the short-term incentive (STI). The range may vary between 50% and 150% of the target level (e.g. between 37.5% and 112.5% of base salary). The structure for the 2005 long-term incentive award will remain the same as the 2003 structure (the total nominal value at grant will be split between stock options and performance shares).

As was the case in 2004, the total LTI value in stock options and provisional performance shares to be granted to the Executive Board members will be determined by the Supervisory Board at the end of 2005, based on the achievement of the three pre-defined financial objectives set out in the 2005 short-term incentive plan.

REMUNERATION SUPERVISORY BOARD

Remuneration

In 2004, the remuneration of the members and former members of the Supervisory Board amounted to EUR 0.5 million (2003: EUR 0.5 million; 2002: EUR 0.6 million). The remuneration of the Chairman amounted to EUR 68,100, including EUR 6,810 expense allowances. Other members received a remuneration of EUR 38,600, including EUR 2,270 expense allowances. In view of the extra costs resulting from the wider and more demanding range of tasks of the Audit Committee, the Supervisory Board raised the cost allowance for the members of the Audit Committee from EUR 450 to EUR 1,500 per attended meeting. The cost allowance for the members of the other committees is EUR 450 per attended meeting. This cost allowance is in addition to a fixed annual remuneration of EUR 1,360 for each committee member, which remuneration is in addition to the remuneration as a Supervisory Board member.

Remuneration of the members and former members of the Supervisory Board:

	2004	2003	2002
		(EUR thousands)
Members of the Supervisory Board
Cor Herkströter	68	68	68
Eric Bourdais de Charbonnière (1)	29
Luella Gross Goldberg	44	40	39
Paul van der Heijden	44	44	40
Claus Dieter Hoffmann	46	32
Aad Jacobs	49	43	41
Wim Kok	39	29
Godfried van der Lugt	39	39	39
Paul Baron de Meester (2)	57	52	48
Jan Timmer	54	46	40
Karel Vuursteen	39	39	29

	508	432	344

Former Members of the Supervisory Board
Mijndert Ververs		23	68
Lutgart van den Berghe		14	41
Jan Berghuis			55
Jan Kamminga			51
Johan Stekelenburg		39	39
Hans Tietmeyer		13	39

		89	293

	508	521	637

(1)	Member as of April 28, 2004.

(2)	Including a compensation payment to match his former remuneration as a member of the BBL Supervisory Board.

Loans and advances

As at December 31, 2004, the amount of loans and advances outstanding to members of the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs. No loans and advances were outstanding to other members of the Supervisory Board.

As at December 31, 2003, the amount of loans and advances outstanding to members of the Supervisory Board was EUR 1.8 million at an average rate of 4.7%. This amount concerned a loan to Aad Jacobs of EUR 1.6 million at an average rate of 4.7% and a loan to Paul Baron de Meester of EUR 0.2 million at an average rate of 4.8%. No loans and advances were outstanding to other members of the Supervisory Board.

ING Group shares and options

As at December 31, 2004, five members of the Supervisory Board (direct family included) held in total 17,093 shares in ING Group as a long-term investment, as specified in the table below.

ING Group shares held by members of the Supervisory Board(1)

	2004	2003	2002
	Number of shares
Members of the Supervisory Board
Cor Herkströter	1,616	1,616	1,616
Luella Gross Goldberg	6,701	6,369	6,000
Paul van der Heijden	1,716	1,716	1,716
Paul Baron de Meester	5,550	5,276	4,970
Karel Vuursteen	1,510	1,510	1,510

	17,093	16,487	15,812

(1)	ING Group shares of direct family included; members of the Supervisory Board (including direct family) not mentioned in this table did not hold ING Group shares.

As at December 31, 2004, two members of the Supervisory Board held option rights that were granted in earlier years when they were members of the Executive Board, specified in the table below.

Information on the options outstanding and the movements during the financial year of options held by members of the Supervisory Board in 2004.

	Outstan-		Waived	Outstan-
	ding as	Exer-	or	ding as	Exer-
	December	cised	Expired	December	cise	Expiry
	31, 2003	in 2004	in 2004	31, 2004	price	date
Aad Jacobs	20,840		20,840		25.87	28 May 2004
Godfried van der Lugt	50,000		50,000		25.87	28 May 2004
	25,000			25,000	31.85	3 Apr 2005

EMPLOYEES

The number of staff employed on a full time equivalent basis of ING Group averaged 113,039 in 2004, of which 33,469, or 30%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over the past three years was as follows (average full time equivalents):

	Insurance operations			Banking operations				Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002
The Netherlands	11,207	11,471	11,706	22,262	22,674	22,639	33,469	34,145	34,345
Belgium	1,293	1,388	1,440	11,246	11,345	12,072	12,539	12,733	13,512
Rest of Europe	3,391	3,710	3,821	19,817	19,847	20,155	23,208	23,557	23,976
North America	14,700	14,785	15,521	2,402	2,063	1,941	17,102	16,848	17,462
Latin America	10,626	11,380	11,787	475	542	593	11,101	11,922	12,380
Asia	6,833	6,477	5,829	6,684	7,119	3,287	13,517	13,596	9,116
Australia	1,397	1,798	1,763	681	571	427	2,078	2,369	2,190
Other	23	27	—	2	21	75	25	48	75

Total	49,470	51,036	51,867	63,569	64,182	61,189	113,039	115,218	113,056

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 1,783 in 2004, 2,275 in 2003 and 2,147 in 2002. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for each of the years 2004, 2003 and 2002:

	2004	2003	2002
Insurance Europe	14%	14%	15%
Insurance Americas	23	23	24
Insurance Asia/Pacific	7	7	7
Wholesale Banking	21	22	23
Retail Banking	30	31	29
ING Direct	5	3	2

Total	100%	100%	100%

Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions

As of December 31, 2004, Stichting ING Aandelen (the “Trust”) held 2,203,264,448 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of December 31, 2004, there were 120,892,222 ADSs outstanding, representing an equal number of Bearer receipts. The ADSs were held by 949 record holders. Because certain of the ADSs were held by brokers or other nominees and the Bearer Depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

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

The Bearer receipts are in the form of bearer “Centrum voor Fondsenadministratie” certificates (“CF Certificates”), with a dividend sheet without coupons or talons. The Centrum voor Fondsenadministratie provides central administration for the dividend sheets of the CF Certificates. The dividend sheets of CF Certificates, which do not trade separately from the CF Certificates, must be held by an eligible custodian. Transfer of title in the Bearer receipts in the form of CF Certificates together with the dividend sheet is effected by book-entry through the facilities of the Netherlands Central Institute for Securities Book-Entry Transactions (“NECIGEF”) and its participants pursuant to the Netherlands Act on Book-Entry Transactions Wet giraal effectenverkeer. Owners of Bearer receipts participate in the NECIGEF system by maintaining accounts with NECIGEF participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.

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

For the Ordinary shares for which the Trust may determine its vote, the Trust is required, under the terms of the Trust Agreement, to make use of the voting rights associated with these Ordinary shares, in such a manner that the interest of holders of Bearer receipts and the interests of holders of shares of ING Groep N.V. be served, taking into account the interests of (1) ING Groep N.V., (2) the enterprises sustained by ING Groep N.V. and the companies affiliated as a group with ING Groep N.V, and (3) all other parties connected with ING Groep N.V., in such a way that all these interests be balanced and safeguarded.

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

Termination of the Trust

Should the Trust be dissolved or wish to terminate its function under the Trust Agreement, or should ING Groep N.V. wish to have such function terminated, ING Groep N.V. shall, in consultation with the Trust and with the approval of the meeting of holders of Bearer receipts, appoint a successor to whom the administration can be transferred. The successor shall have to take over all commitments under the Trust Agreement. Within two months of the decision to dissolve or terminate the Trust, the Trust shall have the shares which it holds for administration transferred into its successor’s name. For a period of two months following notification of sucession of the administration, holders of Bearer receipts may elect to obtain free of charge, shares of type of which they hold Bearer receipts. In no case shall the administration be terminated without ING Groep N.V.’s approval.

Holders of Bearer receipts with a stake of 5% or more

According to filings under the Dutch disclosure of Major Holdings in listed Companies Act 1996, only three shareholders held more than 5% of the Bearer receipts of ING Groep N.V. as of December 31, 2004. These were ABN AMRO Holding, Aegon and Fortis. To the best of our knowledge, there are no other shareholders who own a more than 5% interest in Bearer receipts of ING Groep N.V. Since shareholders are permitted to report their cummulative holdings of Bearer receipts and are not required to separately identify which are with respect to preferred shares and which are with respect to Ordinary shares, we are not able to accuratly identify holders who own more than a 5% interest in Bearer receipts for Ordinary shares.

The following table sets forth the share ownership of each 5% holder of ING issued capital:

Shareholder	% of Issued capital(1)(2)
ABN AMRO Holding	5.12
AEGON	6.25
Fortis	6.15

(1)	This information is based upon filings made under the Dutch disclosure of Major Holdings in Listed Companies Act 1996 as of the respective filing dates and may not be accurate as of the date hereof.

(2)	The Dutch disclosure of Major Holdings in Listed Companies Act 1996 requires investors to file their ownership as a percentage of the company’s issued capital rather than as a percentage of the class of securities. For more information this act and the filings based on it, please visit the website of the Dutch Authorities for the Financial Markets at www.afm.nl

In the Dutch disclosure of Major Holdings in Listed Companies Act 1996, shareholders are not required to provide updated information or make regular additional filings. As a result, we are not, nor would we be likely to be, aware of any significant changes in the ownership of ING Groep N.V. Bearer receipts.

None of these major shareholders possesses voting rights different from those possessed by other shareholders. The voting rights of the majority of ING Ordinary shares are held by the Trust. As of December 31, 2004, shareholders in the Netherlands held approximately 339 million Bearer receipts, or 17% of the total number of Bearer receipts then outstanding. As of December 31, 2004, shareholders in the United States held approximately 453 million Bearer Receipts (including ADSs), or 23% of the total number of Bearer receipts then outstanding.

As of December 31, 2004, other than the Trust, no other person is known to the Company to be the owner of more than 10% of the Ordinary shares or Bearer receipts. As of December 31, 2004, members of the Supervisory Board held 17,093 ING Group Bearer receipts and 387 ING Group warrants B. If Supervisory Board members hold ING options that were granted in their former capacity as Executive Board member, these options are part of the ING Stock option plan described in Note 3.2.3. to the consolidated financial statements.

Related Party Transactions

As of December 31, 2004, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was EUR 1.6 million, at an average interest rate of 4.7%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 0.8 million, at an average interest rate of 4.3%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2004 was EUR 3.2 million.

The loans and advances mentioned in the preceding paragraph (1) were made in the Ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to people in peer groups and (3) did not involve more than the normal risk of collectibility or present other unfavorable features. For members of the Executive Board this means that the conditions have been set according to the prevailing conditions for ING personnel.

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

See “Item 18. Financial Statements” on pages F-1 through F134.

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

These legal proceedings include a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (“Fertinal”) against ING Comercial América, a wholly owned subsidiary of ING Group. Fertinal claims EUR 238 million (USD 300 million) from ING Comercial América, the maximum coverage under the insurance policy of their mining operations. The case is disputed before a judge in Mexico. ING Comercial América continues to pursue this matter vigorously; however, at this time we cannot assess the final outcome. Fertinal has also made criminal complaints alleging fraud against certain ING Comercial América employees, the outcome of which is also yet unclear, at this time.

ING Comercial América also has been the subject of certain complaints and suits concerning the performance of certain interest sensitive life insurance products. ING Comercial América is defending these matters vigorously; however, at this time, we are unable to assess the final outcome of these matters.

In the Netherlands ING Bank N.V., together with other major Dutch banks and the payment processor Interpay (in which ING Bank N.V. is a minority shareholder), were subject of an examination by the Dutch competition authority “Nederlandse Mededingings-autoriteit” or NMa. In April 2004, the NMa has adopted a decision which indicated that ING Bank N.V. and other Dutch banks should have sold payment processing services on an individual basis and imposed a fine of EUR 3.9 million on ING Bank N.V. At the time of the decision, the banks had already decided that they would henceforth sell payment processing services individually. Furthermore, the NMa held that Interpay committed a separate infringement by charging prices for its services that were anti-competitive. Both Interpay and the Dutch banks (including ING Bank N.V.) have appealed the NMa decision, which is as a result currently under reconsideration by the NMa. If the NMa upon reconsideration decides to maintain its original decision, that decision will be open to judicial review in two instances. It is therefore uncertain whether or not (and to what extent) the NMa decision will become definite.

Like many other companies in the mutual funds, suppliers of brokerage and investment products and insurance industries, several of our companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anticompetitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. One U.S. subsidiary has received notice of recommended disciplinary action by a U.S. regulator. We believe that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.

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

ING Groep N.V. has historically provided shareholders with the option of receiving dividends either in cash or in the form of additional Ordinary shares. At the end of 2000, ING announced that starting with the final 2000 dividend, dividends will be paid in cash only.

However, in order to further strengthen the capital base, the Annual General Meeting of Shareholders on April 15, 2003 approved the reintroduction of the option of receiving dividends either in cash or in the form of additional Ordinary shares.

On August 5, 2004 ING announced a change in dividend policy starting with the interim dividend 2004. As ING’s capital position is more than adequate and the debt/equity ratio of the group has been reduced, ING will not issue new shares to finance the cash portion of the dividend.

To reduce the dilution of earnings per share even further ING decided in the beginning of 2005 to change its dividend policy to a full cash dividend starting with the final dividend 2004 (to be paid in May 2005). Following the introduction of International Financial Reporting Standards (IFRS) – which is expected to increase volatility in net profit – ING intends to pay dividends in relation to the longer-term underlying development of profit.

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

If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of Bearer receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. Holders of Bearer receipts may receive an equal nominal amount in Ordinary shares There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, Bearer receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under “Item 10. Additional Information - Taxation -Netherlands Taxation”.

Since December 31, 2004, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18, Financial Statements” of this document.

Item 9. The offer and listing

Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on the Official Market of Euronext Amsterdam N.V.’s Stock Exchange, the principal trading market for the Bearer receipts. The Bearer receipts are also listed on the stock exchanges of Euronext Brussels, Euronext Paris, Deutsche Börse as well as on the Swiss Exchange. As of December 31, 2004, ING Group was the second largest company quoted on the Euronext Amsterdam Stock Exchange, based on market capitalization. ING Bank is one of the principal market-makers for the Bearer receipts on the Euronext Amsterdam Stock Exchange.

Since June 13, 1997, American Depositary Shares (“ADS”), each representing one Bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the Bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company Stichting ING Aandelen, as trustee, such Depositary and the holders of ADSs from time to time. Stichting ING Aandelen (the “Trust “) holds all voting rights over the Ordinary shares, and pursuant to the Trust Constitution and Trust Conditions, the Trust will grant proxies to holders of the Bearer receipts. See Item 7 “Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holder of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2004, there were 120,892,222 ADSs outstanding, representing an equal number of Bearer receipts. The ADSs were held by 949 record holders. Because certain of the ADSs were held by brokers or other nominees and the Bearer Depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2004, approximately 17% of the Bearer receipts were held by Dutch investors, approximately 27% by investors in the U.K. and approximately 23% by investors in the United States and Canada (including as represented by ADSs).

The following are the high and low sales prices of the Bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2000 – February 28, 2005:

			Trading
			volume,			Trading
			in millions			volume,
	Euronext Amsterdam		of Bearer	New York		in millions
	Stock Exchange (EUR)		receipts(1)	Stock Exchange (USD)		of ADSs(1)
Calendar period	High	Low		High	Low
2000	86.10	48.21	1,666.3	801/8	471/16	28.7
2001(2)	43.97	22.80	2,687.5	41.75	21.30	43.5
2002	31.20	13.29	2,033.3	25.95	13.07	78.0

2003
First quarter	17.30	8.70	817.4	18.22	9.96	37.2
Second quarter	16.21	10.75	805.0	19.00	11.90	36.1
Third quarter	19.00	14.65	673.8	21.14	17.33	29.5
Fourth quarter	19.06	16.20	567.3	23.41	19.21	22.1

2004
First quarter	21.20	16.73	667.1	27.37	20.50	32.3
Second quarter	19.58	16.87	563.0	23.77	20.28	24.1
Third quarter	21.18	18.13	572.0	25.98	22.10	24.6
Fourth quarter	22.28	19.74	601.4	30.32	25.30	25.4

2004 and 2005
September 2004	21.18	20.07	196.7	25.98	24.51	8.4
October 2004	21.69	19.74	265.9	26.75	25.30	10.4
November 2004	21.11	20.54	184.8	27.53	26.60	7.9
December 2004	22.28	20.99	150.7	30.32	28.04	7.2
January 2005	22.65	21.75	151.8	30.06	28.18	8.4
February 2005	23.34	22.01	162.8	30.68	28.57	8.0

(1)	Aggregate of purchases and sales.

(2)	As of July 2, 2001 the stock of ING Group was split in a 2:1 ratio.

Item 10. Additional information

Memorandum and Articles of Association

ING Groep N.V. is a holding company organized under the laws of the Netherlands. Our object and purpose, as set forth in Article 3 of our Articles of Association, is to participate in, manage, finance, provide personal or real security for the obligations of, and provide services to other business enterprises and institutions of any kind whatsoever, but in particular business enterprises and institutions which are active in the field of insurance, banking, investment and/or financial services, and to do anything which is related to the foregoing or may be conductive thereto. ING Groep N.V. is registered as number 33231073 in the Company Registry of Amsterdam and our Articles of Association are available there.

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

Our Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. Nevertheless, it has become standard practice for Executive Board members to retire at the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which they reach the age of 61 or 62. Following the amendments of the Articles of Association in 2003, members of the Executive Board appointed in 2004 and later have been and will be appointed by the General Meeting of Shareholders. Members of the Supervisory Board are appointed for a term of four years and may be re-appointed for two terms subject to the requirement in the charter of the Supervisory Board that Supervisory Board members retire from the Board in the year in which he or she turns 70.

Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.

Description of Shares

A description of our securities, and other information with respect to shareholders, annual meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7. Major Shareholders and Related Party Transactions”.

Material contracts

There have been no material contracts (outside the ordinary course of business) to which ING is a party in the last two years.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and the copy charges. You may also inspect our SEC reports and other information located at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or on our website at http://www.ing.com.

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

Obligations of shareholders to disclose holdings

Dutch Disclosure of Major Holdings in Listed Companies Act 1996 (the “Major Holdings Act”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect to ING Groep N.V., the Major Holdings Act would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of Bearer receipts, Ordinary shares, ADSs, Preference shares, options or warrants, to notify in writing both ING Groep N.V. and the Financial Markets Authority of the Netherlands (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.

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

The summary is a general description of the present Netherlands and United States Federal income tax laws and practices as well as the relevant provisions of the present double taxation treaty between the Netherlands and the United States (the “Treaty”). The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of Bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of any particular investors (such as banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V. or investors that hold Bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction), some of which may be subject to special rules. Moreover, if the holder of Bearer receipts or ADSs:

1.	holds a substantial interest in ING Groep N.V.; or, in case such holder is an individual,

2.	receives income or capital gains derived from the Bearer receipts and ADSs and this income received or capital gains derived are attributable to the past, present or future employment activities of such holder, the Dutch tax position is not discussed in this summary.

Generally speaking, an interest in the share capital of ING Groep N.V., should not be considered a substantial interest if the holder of such interest, and, in case of an individual, his or her spouse, registered partner, certain other relatives or certain persons sharing the holder’s household, alone or together, does or do not hold, either directly or indirectly, the ownership of, or certain rights over, shares or rights resembling shares representing five percent or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of ING Groep N.V. With respect to U.S. Shareholders, this summary generally applies only to holders who hold Bearer receipts or ADSs as capital assets. The summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. Furthermore, this summary is based on the tax legislation, published case law, and other regulations in force as at the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

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

It is assumed, for purposes of this summary, that a U.S. shareholder is eligible for the benefits of the Treaty and that a U.S. Shareholder’s eligibility is not limited by the limitations on benefits provisions article 26 of the Treaty.

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

On March 8, 2004, the governments of the United States and the Netherlands signed a new Protocol (Protocol) that would amend the existing 1992 U.S.-Netherlands Income Tax Treaty (“1992 Treaty”).

The Protocol amending the 1992 Treaty entered into force on Tuesday December 28, 2004. With the entry into force, the Protocol will be generally effective for taxable periods beginning on or after January 1, 2005 and, as regards withholding taxes, will be effective for payments made or credited on or after February 1, 2005.

On August 29, 2002 dividend-stripping rules have been introduced in Netherlands tax law. These rules have retroactive effect as of April 27, 2001. The rules provide that in the case of dividend-stripping, the 25% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits form the dividends, whereby such person retains, whether directly or indirectly, an interest in the share on which the dividends were paid.

Currently ING Groep N.V. may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by ING Groep N.V., up to a maximum of the lesser of:

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

Taxes on income and capital gains

A U.S. Shareholder will not be subject to Netherlands income tax or corporation tax, other than the withholding tax described above, or capital gains tax, provided that:

•	such shareholder is not a resident or deemed resident and, in the case of an individual, has not elected to be treated as a resident of the Netherlands; and

•	such shareholder does not have an enterprise or an interest in an enterprise, which in its entirety or in part carries on business in the Netherlands through a permanent establishment or a permanent representative or deemed permanent establishment to which or to whom the Bearer receipts or ADSs are attributable; and

•	such shareholder is an individual, and income from a Bearer receipt or ADS is not attributable to certain activities in the Netherlands performed by such shareholder other than business activities (for example, by the use of that individual’s special knowledge or activities performed by that individual with respect to the Bearer receipts or ADSs as a result of which such individual can make a return on the Bearer receipt or ADS that is in excess of the return on normal passive portfolio management).

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

UNITED STATES TAXATION

Taxes on income

For United States Federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust in the case of Bearer receipts, or the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the Bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as defined for United States Federal income tax purposes. Such a dividend will constitute income from sources outside the United States. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. If you are a noncorporate U.S. Shareholder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the Bearer receipts or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Bearer receipts or ADSs generally will be qualified dividend income.

Subject to the limitations provided in the United States Internal Revenue Code, a U.S. Shareholder may generally deduct from income, or credit against its United States Federal income tax liability, the amount of any Dutch withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. ING Groep N.V. will endeavor to provide to U.S. Shareholders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Shareholders. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Since payments of dividends with respect to Bearer receipts and ADSs will be made in euros, a U.S. Shareholder will generally be required to determine the amount of dividend income by translating the euro into United States dollars at the “spot rate” on the date the dividend distribution is includable in the income of the U.S. Shareholder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is includable in the income of the U.S. Shareholder to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxes on capital gains

Gain or loss on a sale or exchange of Bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States Federal income tax purposes. If such U.S. Shareholder has held the Bearer receipts or ADSs for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate U.S. Shareholder that is recognized on or after May 6, 2003 is generally subject to a maximum tax rate of 15%. In general, gain or loss from a sale or exchange of Bearer receipts or ADSs by a U.S. Shareholder will be treated as United States source income or loss for United States foreign tax credit limitation purposes.

Passive foreign investment company

ING Groep N.V. believes it is not a passive foreign investment company (a “PFIC”) for United States Federal income tax purposes. This factual determination that must be made annually and thus may change.

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

A U.S. Shareholder who owns Bearer receipts or ADSs during any year that ING Groep N.V. is a PFIC must file Internal Revenue Service Form 8621.

Item 11. Quantitative and Qualitative Disclosure of Market Risk

All accounting based sensitivity measures are stated on a Dutch GAAP basis

Introduction

Group Risk Function During 2004 the Executive Board streamlined the governance of risk management at the ING Group level. The leading principle is that it should be clear who holds responsibility for risk decisions. As a result, the Executive Board has been given more direct involvement in, and accountability for, the risk management decision-making process, and the number of risk committees in the Group Risk Function has been substantially reduced.

The Executive Board determines the risk appetite of ING Group, aiming for a balance between risk, return and capital and sets risk policy and limits. The Chief Financial Officer (CFO) bears primary overall responsibility for the Group Risk Function. A Dual Signatory Approval structure is being introduced through which Executive Board members and the Corporate Risk Managers will take direct responsibility for specified matters (such as transactional approval) within the delegated authorities granted by the Executive Board.

The Group Risk Function is structured independently from the business lines and is organized through three departments:

•	Corporate Credit Risk Management (CCRM) is responsible for the credit risk management of ING Bank and ING Insurance;

•	Corporate Market Risk Management (CMRM) is responsible for the market risk management of ING Bank and also for the operational risk management of ING Bank and ING Insurance;

•	Corporate Insurance Risk Management (CIRM) is responsible for the insurance and market risk management of ING Insurance.

The heads of these departments (Corporate Risk Managers) report to the CFO and bear direct responsibility for risk (mitigating) decisions. The Corporate Risk Managers advise the CFO and are responsible for the harmonization and standardization of risk-management practises. They are also responsible for risk definitions, policies, procedures, models and methodologies, measurement, monitoring and consolidated reporting.

The regional and local risk managers in the business lines have a functional reporting line to the Corporate Risk Managers; they ensure day-to-day risk analysis, proper measurement and controls, registration of risks and policy development within the overall risk governance framework.

Group Risk Committees The risk committees mentioned below act within the overall risk policy and delegated authorities granted by the Executive Board. The risk committees have an advisory role to the CFO and ensure a close link between the business lines and the Group risk management function through representation of the business heads and the Corporate Risk Managers on each committee.

Central Credit Committee ING Bank (“CKC”)

CKC is the highest credit approval body for ING Bank. It advises on country limits, country ratings, credit limits and counterparty limits. The CKC meets twice weekly.

ING Bank Provisioning Committee (“IPC”)

IPC advises on ING Bank’s specific debtor- and country- provisioning levels based on formal analyses of the credit portfolio, which take place on a quarterly basis. The IPC meets on a quarterly basis.

Asset & Liability Committee ING Bank (“ALCO Bank”)

ALCO Bank advises on the overall risk profile of all ING Bank’s non-trading market risk that occurs in its Wholesale Banking, Retail Banking and ING Direct activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency of ING Bank. ALCO Bank meets on a monthly basis.

Asset & Liability Committee ING Insurance (“ALCO Insurance”)

ALCO Insurance advises on all risks for ING Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets six times a year.

The following committees at the ING Group level were disbanded during 2004 in order to streamline risk management governance at the Group level: the Risk Policy Committee, the Asset & Liability Committee ING Group, the RAROC Directors Committee, the Market Risk Committee ING Bank and the Operational Risk Committee ING Group.

Group Risk Measurement is described by risk category for ING Bank and ING Insurance in two separate sections below. For ING Bank the following risk categories apply: credit risk, market risk and operational risk. For ING Insurance the relevant risks are: actuarial and underwriting risk, credit risk, market risk and operational risk.

In the sections below, the risk categories are sub-divided by types of risk and for each type of risk the applicable risk measurement method that ING practices is described, including a quantification of the risks.

Both sections also include a description of capital measurement methods.

ING BANK

CREDIT RISK

GENERAL

ING Bank’s credit policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of top-down concentration limits for countries, individual borrowers and borrower groups. The aim is to expand relationship-banking activities, while maintaining stringent internal risk/return guidelines and controls.

In anticipation of the planned introduction of new global capital regulations from the Basel Committee, ING has commenced a bank-wide Basel project led by CCRM. The goal of this project is to ensure

ING’s compliance with the new regulations by the required implementation date of December 31, 2006. A key element of the project is the continued development, implementation and back-testing of in-house objective risk rating and loss-given default models for use in the credit approval process, risk reporting, performance monitoring and portfolio management. Simultaneously, ING is refining its credit risk management governance and practices to conform to industry best practices and regulatory requirements.

MEASUREMENT

Credit Risk is the risk of loss from the default by debtors or counterparties. Credit risks arise in ING Bank’s lending, pre-settlement and investment activities, as well as in its trading activities. Credit risk management is supported by dedicated credit risk information systems and internal rating methodologies for debtors and counterparties.

Credit analysis is risk/reward-oriented whereby the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. Continually more sophisticated RAROC-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer-group comparisons, industry comparisons and other quantitative techniques.

The credit exposure of ING Bank is mainly related to traditional lending to individuals and businesses. Loans to individuals are mainly mortgage loans secured by residential property. Loans to businesses are often collateralized, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Pre-settlement credit exposure arises also from trading activities, for instance in derivatives, repurchase transactions and securities lending/borrowing. ING uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.

Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in Moody’s and Standard & Poor’s equivalents.

Risk classes: ING Bank portfolio, as % of total outstandings(1)

(in percentages)	2004	2003
AAA(1)	11.8%	9.1%
AA(2-4)	21.9%	23.2%
A(4-7)	10.9%	14.1%
BBB(8-10)	22.5%	10.6%
BB(11-13)	29.1%	39.4%
B(14-17)	2.3%	1.9%
Watch / Problem Grade (18-22)	1.5%	1.7%

Total	100.0%	100.0%

(1)	Based on lending (wholesale and retail), financial markets and investment activities.

The growth in AAA (1) outstandings is largely attributable to the conservative investment policy and growth in assets at ING Direct. There has also been a significant shift from BB (11-13) to BBB (8-10) ratings resulting from the introduction of improved rating models and a more complete coverage of the portfolio with these models, removing conservative default ratings.

Risk concentration: ING Bank portfolio, by economic sector at year-end

(in percentages)	2004	2003
Construction, Infrastructure & Real Estate	4.3%	5.1%
Financial Institutions	39.6%	39.4%
Private Individuals	28.9%	23.8%
Public Administration	8.6%	8.4%
Services	2.1%	2.5%
Other	16.5%	20.8%

Total	100.0%	100.0%

The credit portfolio is under constant review. A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed by the IPC, which advises the Executive Board on specific provisioning levels. ING Bank identifies as impaired loans those loans for which it is probable, based on current information and events, that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.

In 2004, ING added EUR 465 million to the provision for loan losses, compared with EUR 1,125 million in 2003. The addition equalled 18 basis points of average credit-risk-weighted assets in 2004, compared with 46 basis points in 2003. The significant reduction in additions to the provisions were the result of portfolio credit quality improvements registered in ING’s core markets in the Netherlands, Belgium and Poland. New problems in Germany were limited and the existing problem portfolio in Germany showed significant improvements. ING is of the opinion that its loan-loss provisions as of December 31, 2004 are adequate to absorb losses from ING Bank’s credit risk taking activities.

Additions to the provision for loan losses ING Bank (based on country of the borrower)

	2004	2003
	(EUR millions)
Netherlands	197	352
Belgium	56	114
Rest of Western Europe	126	410
Central and Eastern Europe	70	94
North America	55	194
Latin America	(23)	(18)
Asia	(15)	(31)
Other	(1)	10

Total	465	1,125

Country Risk is the risk that ING faces which is specifically attributable to events in a specific country (or group of countries). Country risk is identified in lending (corporate and counterparty), trading and investment activities. All transactions and trading positions generated by ING include country risk. Country risk is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING or its counterparties to meet their respective foreign currency obligations due to a specific country event.

In countries where ING is active, the relevant country’s risk profile is regularly evaluated, resulting in a country rating. Country limits are based on this rating and ING’s risk appetite. Exposures derived from lending and investment activities are then measured and reported against these country limits on a daily basis. Country-risk limits are assigned for transfer risk generally only in emerging markets. The emerging-markets transfer risk as a percentage of total retail and wholesale activities decreased from 4.6% in 2003 to 4.0% in 2004. Exposure is closely monitored for economic country risk, although no formal limits are established. The table below shows the largest economic country risks at year-end

2004 compared with 2003. The significant growth in Germany, the United States, Spain and Italy is largely the result of the growth in investment activities generated by ING Direct.

Largest economic exposures: ING Bank lending portfolio, by country, at year-end(1)

	2004	2003
	(EUR billions)
Netherlands	178.4	183.5
Germany	60.5	49.9
United States	58.2	50.4
Belgium	43.3	41.1
United Kingdom	41.3	47.1
Spain	33.9	19.2
France	25.2	24.6
Italy	16.5	11.8
Australia	15.6	11.0
Canada	11.5	12.3

(1)	Only covers exposures in excess of EUR 10 billion, including intercompany exposures with ING Insurance.

The methodology of calculating risk capital is linked to the risk definitions with respect to determining where the country risk occurs. Emerging market countries with low and medium risk that have not defaulted require no mandatory provisions for transfer risk. Instead of provisions, additional capital is allocated to transactions that incur country risk, the amount of which is a function of the risk of the country as well as the risk of the transaction itself. For high-risk countries that are near default or have recently defaulted, adequate provisioning is a requirement. ING’s policies with respect to capital allocation and provisioning for country risk are in line with the country-risk directives issued by the Dutch Central Bank.

Largest cross border lending exposure in emerging markets in excess of EUR 500 million at year-end(1)

	Gross transfer exposure
	2004	2003
	(EUR millions)
Country
South Korea	1,263	1,529
Poland	1,142	1,465
China	1,106	1,091
Russia	894	609
Hong Kong	876	680
Romania	857	356
Hungary	516	674

(1)	Figures exclude local currency denominated loans.

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

For those transactions where DVP settlement is not possible, ING establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed through the credit risk management units. Risk is further mitigated by operational procedures requiring trade confirmations to counterparties with all transaction details, and entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements for derivative transactions. Additionally, ING regularly participates in projects with other banks to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk.

MARKET RISK

GENERAL

Market risk arises from trading and non-trading activities within the three business lines of ING Bank:

•	ING Wholesale Banking: Trading risks arise within ING Wholesale Banking primarily through market making, client facilitation and proprietary trading in the fixed income, equities and foreign exchange markets and directly related derivative markets. ING has no material commodity portfolios. Trading positions are marked to market daily. ING’s policy is to maintain an internationally diversified and mainly client-related trading portfolio, while avoiding large risk concentrations. Non-trading market risk is transferred to the asset and liability management (ALM) books; these are structural interest rate mismatch positions that result from commercial banking activities.

•	ING Retail Banking: ING identifies non-trading residual market risk that results from banking products of which future cash flows depend on client behaviour like current accounts, saving accounts and mortgages.

•	ING Direct: Within ING Direct no trading positions are maintained; the market risks are characterized as a combination of ALM and market risk arising from retail products.

MEASUREMENT

Trading Risk ING Wholesale Banking uses the Value-at-Risk (“VaR”) methodology as the primary risk measure. VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices) if positions remain unchanged for a time interval of one day. The impact of historical market movements on today’s portfolio is estimated, based on observed market movements of the previous 250 business days. The VaR also serves as a basis for the calculation of the regulatory capital and economic capital that ING needs to hold to cover possible losses from trading activities.

Market risk for the fixed income and equity markets is split into two components: general market risk and specific market risk. The general market risk component estimates the VaR resulting from general market-value movements (e.g. euribor movements). The specific market risk component estimates the VaR resulting from market-value movements that relate to the underlying issuer of securities in the portfolios.

The market risk of all the important option portfolios within ING is measured by Monte Carlo simulation methods.

The average exposure over 2004 was slightly lower than 2003 (average VaR 2004: EUR 24.7 million and average VaR 2003: EUR 25.3 million). The VaR remained well within the ING Wholesale Banking trading limit. More details on the VaR of the ING Wholesale Banking trading portfolio for 2004 and 2003 are provided in the table below.

Trading VaR: ING Wholesale Banking, by portfolio

	Low	High	Average	Year end	Low	High	Average	Year end
			2004				2003
	(EUR million)
Foreign exchange	2.4	10.6	4.4	3.4	2.9	7.2	4.5	4.8
Equities	4.6	12.1	7.6	9.2	5.6	15.6	8.9	11.2
Interest	9.2	23.0	13.8	11.7	8.1	21.6	12.3	11.1
High yield/Emerging markets	5.0	9.9	6.7	7.5	5.3	10.4	7.9	6.4
Diversification(1)			(7.8)	(6.3)			(8.3)	(10.6)

Total VaR			24.7	25.5			25.3	22.9

(1)	Diversification cannot be calculated for the columns Low and High since the observations for both the individual markets as well as total VaR may come from different dates.

Although VaR models estimate potential future results, estimates are based on historical market data. ING continuously monitors the plausibility and effectiveness of the VaR model in use. The technique for this purpose is generally known as backtesting in which the actual daily result is compared with the daily VaR. When the actual loss exceeds the VaR an “occurrence” has taken place. Based on ING Bank’s one-sided 99% confidence level an occurrence is expected, on average, once in every 100 business days. In 2004, there has been no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Wholesale banking.

Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses highly structured stress testing for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss account caused by a potential event and its world-wide impact for ING Wholesale Banking. The event-risk policy (and its technical implementation) is specific for ING as there is no event risk calculation method that is generally accepted by other banks and regulators (like the Value-at-Risk model). ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange and related derivative markets). The parameters indicate historical maximum market movements within the time frame of one month. The scenarios and stress parameters are backtested against extreme market movements that actually occur in the markets.

Non-trading Risk – Interest Rate Risk The non-trading books primarily consist of banking (commercial) books and ALM books. Within ING Bank the commercial business units are not allowed to run structural mismatch positions in their banking books. As a result of this policy all structural interest rate risks are replicated to the ALM books of the designated Treasury departments within ING Wholesale Banking. The management of structural interest rate mismatch positions is performed within the Treasury function. The commercial business units bear responsibility for the remaining interest rate risks that result from banking products of which future cash flows depend on client behaviour, like saving accounts and mortgages.

Within ING several methods are in place to replicate the interest rate risk taking into account both the contractual and behavioural characteristics of demand deposits, saving accounts and mortgages. All models and assumptions are back-tested regularly and presented to the designated Asset & Liability Committee for approval. Historical simulation is used to determine investment rules for saving accounts and demand deposits, taking into account historical client rates, outstanding volumes and market rates. The investment rules are tested on their suitability through volatility/correlation analysis and updated regularly. To estimate future prepayment rates of mortgages, a model is applied based on historical observed prepayments.

ING Bank uses several measures to control interest rate risk. The most important ones are Value-at-Risk (VaR) and Earnings-at-Risk (EaR). EaR measures the loss of net accrual interest income resulting from changes of market interest rates over a time period of one year. The EaR calculations differ per portfolio. For the ALM books it measures the potential loss of net accrual interest due to the structural mismatch in interest rate positions. For the commercial banking books the EaR captures the basis risk between market interest rates and the client rates of saving accounts and demand deposits. The following table presents the total EaR figures of ING Bank. For comparison purposes the EaR figures of 2004 and 2003 are calculated on a comparable basis. The EaR figures presented below include the basis risk of all material portfolios of savings accounts and demand deposits within ING Bank and differ from the calculations presented in the 2003 annual report. Furthermore the EaR figures are determined on the basis of an upward 2% parallel rate shock in line with Basel II requirements (2003: 1%). The decrease of the EaR figure for ING Wholesale Banking is due to changes in the gap profile. The increase of the EaR figures of ING Direct and Retail Banking is mainly caused by increasing volumes and changing market rates.

Earnings-at-Risk by business lines

	2004	2003
	(EUR million)
ING Wholesale Banking	(292)	(449)
ING Retail Banking	(155)	(123)
ING Direct	(367)	(226)

ING Bank Total	(814)	(798)

The consolidated interest rate position of ING Bank is presented below in gap format as of December 31, 2004. This condensed format outlines the net of repricing and maturing notional amounts from both the end-of-year asset and the liability portfolios. This net gap report is similar to the regulatory report on interest rate positions.

GAP profile of the main currencies within ING Bank non-trading books (December 31, 2004)

			On-balance				Off-balance
		US				US			Grand
	Euro	Dollar	Other	Total	Euro	Dollar	Other	Total	Total
						(EUR million)
Up to 3 months	34,543	(1,879)	9,548	42,212	(25,097)	(2,921)	(7,826)	(35,844)	6,368
3 to 6 months	(6,454)	(1,475)	(3,558)	(11,487)	6,096	1,449	3,704	11,249	(238)
6 to 12 months	(2,259)	(2,148)	(10,748)	(15,155)	6,772	(157)	4,384	10,999	(4,156)
1 to 2 years	2,132	753	(3,211)	(326)	(3,091)	(113)	3,980	776	450
2 to 3 years	(1,446)	290	(3,109)	(4,265)	(3,078)	(631)	1,392	(2,317)	(6,582)
3 to 4 years	(994)	992	(2,226)	(2,228)	(1,316)	(519)	801	(1,034)	(3,262)
4 to 5 years	(12,077)	(518)	(1,942)	(14,537)	2,385	(117)	2,262	4,530	(10,007)
5 to 7 years	(9,929)	(193)	(207)	(10,329)	1,687	857	364	2,908	(7,421)
7 to 10 years	5,459	(408)	(2,113)	2,938	4,429	(66)	2,002	6,365	9,303
10 to 15 years	2,903	(51)	302	3,154	(898)	47	19	(832)	2,322
Over 15 years	(496)	(1,111)	14	(1,593)	1,281	1,919		3,200	1,607

Total interest bearing	11,382	(5,748)	(17,250)	(11,616)	(10,830)	(252)	11,082	0	(11,616)
Non-interest bearing	10,673	2,037	(1,094)	11,616					11,616

Total	22,055	(3,711)	(18,344)	0	(10,830)	(252)	11,082	0	0

Non-trading Risk – Foreign Exchange Risk ING takes on exposure to foreign-exchange fluctuations on its financial position and cash flows. Currency exposures in the non-trading books are largely transferred by way of internal transactions to Financial Markets Treasury, which performs the day-today management of all foreign-currency positions.

The most material foreign exchange risk in the non-trading books relates to translation risk due to foreign investments and USD-denominated Tier-1 capital. For ING’s main foreign currencies, US dollar, Pound sterling and Polish zloty, the translation risk is managed by ALCO Bank, taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed by Financial Markets Treasury Amsterdam.

Overnight exposure ING Bank, for primary non-trading currencies

Currency	Foreign		Gross
	Investments	Tier 1	Exposure	Hedges	Net Position
	(EUR million)
					2004
U.S. dollars	3,730	(2,675)	1,055	(1,131)	(76)
Pound sterling	(1,250)		(1,250)	1,299	49
Polish zloty	642		642	(399)	243
South Korean won	477		477	(438)	39
Other currency	431		431	(191)	240

Total	4,030	(2,675)	1,355	(860)	495

					2003
U.S. dollars	2,165	(3,289)	(1,124)	69	(1,055)
Pound sterling	(1,067)		(1,067)	1,059	(8)
Polish zloty	472		472	(233)	239
South Korean won	449		449	(398)	51
Other currency	825		825	(695)	130

Total	2,844	(3,289)	(445)	(198)	(643)

At December 31, 2004 ING’s USD-denominated Tier-1 securities amounted to EUR 2,675 million and have an impact on the open foreign exchange rate exposure of EUR 76 million.

The amount of USD capital invested in foreign investments has increased significantly during 2004. The main reason was a capital injection to ING New York of USD 2.4 billion in June 2004.

While results on net investment hedges are taxable under Dutch fiscal rules, ING has not chosen to adjust hedges to compensate for tax effects.

To quantify foreign exchange risk, the same Value-at-Risk (VaR) approach is used as for the trading activities. The sharp decline of the VaR during 2004 is mainly caused by a reduction of the net USD position. This was caused by an increase of USD denominated risk weighted assets which led to rebalancing of the hedge position, taking into account the effect of translation results on the Tier-1 ratio.

Consolidated fx VaR non-trading books ING Bank

				Year-				Year-
	Low	High	Average	end	Low	High	Average	end
				2004				2003
	(EUR million)
FX VaR	3.5	15.8	8.6	3.5	7.0	14.9	10.2	14.9

Liquidity Risk Liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable costs and in a timely manner. Within ING Bank, ALCO Bank bears overall responsibility for the liquidity risk strategy. ALCO Bank has delegated day-to-day liquidity management to the Treasury Amsterdam, which is responsible for managing the overall liquidity-risk position of ING Bank, while regional and local treasuries are responsible for managing liquidity in their respective regions and locations.

The main objective of ING’s liquidity strategy is to maintain sufficient liquidity in order to ensure safe and sound operations. The liquidity strategy of ING Bank has four primary components.

The first is the day-to-day funding. It is policy to sufficiently spread the day-to-day funding requirements. The Treasury function monitors all maturing cash flows along with expected changes in core-business funding requirements. This includes replenishment of existing funds as they mature, expected withdrawals from retail current accounts, savings and additional borrowings.

The second component is to maintain an adequate mix of funding sources. ING Bank aims for a well-diversified funding mix in terms of instrument types, fund providers, geographic markets and currencies. Sources of liquidity are widely distributed over the entire ING Bank. ING has a broad base of core retail funding, which mainly consists of current accounts, savings and retail deposits. Although these accounts can be withdrawn immediately or at short notice, the accounts are considered to form a stable resource of funding because of the broad customer base. The retail funding is, from a geographical point of view, widely spread, with most of the funding located in the euro zone.

The third component of ING’s liquidity strategy is to maintain a broad portfolio of highly marketable assets that can be easily used to bear disruptions in the cash-flow profile. ING has relatively large portfolios of unencumbered marketable assets. These marketable assets can provide liquidity through repurchase agreements or through sale. The majority of ING’s marketable assets are located in the euro zone.

The fourth component of ING’s liquidity strategy is to have adequate and up-to-date contingency funding plans in place throughout the organization. The contingency funding plans are established for addressing temporary and long-term liquidity disruptions caused by a general event in the market or an ING specific event. These plans ensure that all roles and responsibilities are clearly defined and all necessary management information is in place. The main objective of ING’s contingency funding plan is to enable senior management to act effectively and efficiently at times of crisis.

The key focus of the measurement of liquidity within ING is on the periods of one week and one month. Positions are split by type of product and counterparty. All positions with a known maturity date are included in the maturity calendar based on their contractual maturity date. Positions with an unknown maturity date and marketable assets are included as items with a direct liquidity value. Standby facilities, undrawn irrevocable credit facilities, guarantees and other contingent liabilities are also included. The positions in the week and the month categories are weighted under several scenarios. The total available liquidity values are corrected for liquidity surpluses in inconvertible currencies and in locations with restrictions on capital transfer. Most of these inconvertible and intransferable positions are located outside the euro zone. A framework is implemented that sets limits on the overall weekly and monthly liquidity risk positions.

OPERATIONAL RISK

GENERAL

The aim for the Group and local operational risk management departments is to support general management of the business lines, which is responsible for managing operational risk by raising operational risk awareness and insight, increasing operational risk and loss transparency, improving early warning information and allocating risk ownership and responsibilities. This contributes to more stable business processes and lower operational risk costs. Furthermore, implementing an appropriate operational risk management function will prepare ING for the Basel II regulations applicable from December 31, 2006. ING intends to apply for the Advance Measurement Approach, the most sophisticated risk capital charge option available under Basel II.

MEASUREMENT

ING has defined operational risk as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputational loss. ING distinguishes the following event types (based on the Basel Committee level 1 and 2 event types):

•	Processing failure

•	Control failure

•	Unauthorized activities

•	Internal crime/fraud

•	External crime/fraud

•	Information security failure

•	Employment practices & workplace safety

•	Clients, products and business malpractice

•	Business disruption

•	System failure

Each of these risks has a related function (e.g. Compliance, IT, Legal, Information Security, Finance, Human Resources, Operations) responsible for the management process and oversight of that risk. Furthermore, operational risk often overlaps with the other risks, such as market risk, credit risk and insurance risk.

Operational risk measurement as calculated in the economic capital model consists of two parts. The first part is a probabilistic model in which a generic capital per business unit is calculated based on an incident loss database and the relative size and inherent risk of the business units. The second part is the scorecard adjustment, which reflects the business unit specific level of ORM implementation. To assess, monitor and manage operational risk, ING has developed a sophisticated framework of activities which includes:

•	Risk awareness programmes and risk & control self assessments;

•	Audit finding action tracking and incident reporting and analysis;

•	Key-risk indicators reporting and local operational risk committees; and

•	New-product reviews.

The maturity of the Operational Risk Management process is measured on an annual basis by a set of five scorecards assessing the ORM-framework activities. The Basel II progress report is also based on these scorecards. In March 2004, the 2003 scorecard panels were evaluated based on supporting evidence. The outcome of the scorecards evaluations for business units led to the following reductions of the economic capital for optional risks in 2004.

Net economic capital for operational risk in 2004

	Net Capital	Scorecard	Net Capital
	before	add on (+)	after
	scorecard	reduction (-)	scorecard
	reduction		reduction
	(EUR millions)
Wholesale Banking	1,319.0	(11.8%)	1,163.8
Retail Banking	482.8	(6.1%)	453.4
ING Direct	242.8	(31.4%)	166.5
Corporate items	10.1	0%	10.1

ING Bank total	2,054.7	(12.7%)	1,793.8

In order to protect ING against financial consequences of uncertain operational events ING has acquired insurance policies issued by third-party insurers, with world-wide cover for (computer) Crime, Professional Liability, Directors & Officers Liability, Employment Practices Liability and Fiduciary Liability. The portion of the risks that ING retains is of a similar magnitude to the risk retained for ING’s property and casualty business-related catastrophe exposures.

ECONOMIC CAPITAL

GENERAL

ING assesses internal capital requirements by using its own risk-based methodologies. ING continues to develop and refine its internal capital models. For ING Bank the economic capital model is used.

MEASUREMENT

Economic capital is defined as the amount of capital required to bear the economic risks created by the activities of the company and at the company’s desired level of comfort. ING Bank uses a one-

sided confidence interval of 99.95% – consistent with our target debt rating (AA/Aa2 long term) – and a one year time horizon.

Economic capital should be available to absorb all future unexpected losses and is calculated for credit, transfer, market, operational and business risk. In 2004, economic capital was calculated for ING Bank in total.

Economic capital break-down by risk category ING Bank at year-end

	2004	2003
	(EUR billion)
Credit risk (including Transfer risk)	7.3	7.6
Market risk	4.0	3.3
Operational risk	1.8	1.8
Business risk	1.8	1.8

Total	14.9	14.5

The figures shown by risk category reflect all diversification effects, including risk reduction between the risk categories. The diversification effects that arise as a result of combining bank and insurance activities are not taken into account.

Business risk, which is shown in the table as a separate category, is used to cover unexpected losses that may arise as a result of changes in volumes, margins and costs. Business risk can be seen as a result of management strategy (strategic risk) and internal efficiency (cost efficiency risk).

All risks, except for business risk, are subject to an independent control process with a functional reporting line to the Corporate Risk Managers. Although business risk is factored into the planning and budgeting process, business risk is not subject to an independent control process, but is the responsibility of the relevant business units.

Each Corporate Risk Management Department is responsible for the consistency and correctness of the respective methodology, including the calculation of economic capital (and expected loss) and the diversification within the risk type. In 2005 a central database for credit risk will be introduced, to ensure data compliance between the internal capital calculations and data used for Basel II and loan loss provisioning under IFRS.

ING INSURANCE

ACTUARIAL AND UNDERWRITING RISK

GENERAL

ING is engaged in the business of selling life and non-life insurance products. Life products include a broad range of traditional life, unit-linked, annuities, universal life, group life, pension, and guaranteed investment contracts. Non-life products include all lines of non-life business – fire, automobile, accident and health, third-party liability and disability.

Risks from these insurance products arise with respect to the adequacy of insurance premium rate levels and provisions with respect to insurance liabilities and capital position. The risks in these products are primarily market, credit, actuarial, and underwriting risks. ING regularly monitors the adequacy of provisions for the insurance business at a prudent level. ING believes its insurance provisions are adequate.

Actuarial and underwriting risks are managed through product design requirements, risk limitations, and management of concentrations. Underwriting risks are covered in the process whereby applications submitted for insurance coverage are reviewed. The maximum underwriting exposure is limited through exclusions, cover limits, and reinsurance.

MEASUREMENT

ING Group has established actuarial and underwriting risk limits in specific areas of its insurance operations. For our material non-life units (in the Netherlands, Belgium, Canada, Mexico) the risk tolerance is generally set at 2.5% of the Group’s after-tax earnings. For 2004, the amount was set to EUR 160 million pre-tax, consistent with 2003. The assessment of potential losses in this business is done on the basis of 1 in 250 events. With respect to the fire-line of business this assessment is based upon risk assessment models that are widely accepted in the industry. For our smaller non-life units, the risk tolerance level for 2004 was set at EUR 3.8 million pre-tax per event per business unit.

With respect to life business the risk tolerance for events affecting multiple lives is not limited. While life-insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For new group contracts underwriting guidelines have been revised, particularly for concentrations of risk by city and/or building. ING made its own assessment and believes that the potential loss from a significant mortality event occurring in the normal course of our business will not exceed an amount higher than approximately 12% of the Groups after-tax earnings. This translates into a pre-tax benchmark of EUR 750 million. ING Group’s maximum risk retention per insured life is set at EUR 22 million.

In case of the existence of exposures higher than the risk tolerance as defined above, appropriate procedures are in place, including third-party reinsurance covers. Particularly for the property and casualty portfolio, ING purchases protection through which the exposure due to natural catastrophes is substantially mitigated. ING believes that the credit risks to which it is exposed under reinsurance contracts are minor.

Regarding catastrophic losses arising from man-made events such as terrorism, ING believes that it is not possible to develop a business model that takes into account the possibility of very high losses resulting from man-made events. For our non-life business, losses that result from man-made events are generally not covered unless required by law. In various countries industry pools are established to mitigate the terrorism risk to which the individual insurers are nevertheless still exposed. ING participates in such pools.

CREDIT RISK

GENERAL

ING Insurance is exposed to credit risk through the purchase of fixed income assets in support of insurance liabilities and capital. As with other risk types, the proper balance between risk and return must be managed.

ALCO Insurance sets the constraints for the overall asset allocation of the insurance activities including credit risk. These limits are set by rating class and average credit quality. Issuer limits are determined based on the obligor’s rating and the maximum economic capital at risk. These limits are managed in the region where the parent company is domiciled. In addition each insurance company has one or more investment mandates that specify credit-risk appetite by issuer, type and quality.

MEASUREMENT

For the investment portfolios backing the insurance liabilities, ING’s policy is to maintain a well diversified credit fixed-income investment portfolio across companies and industries. Also, there is a spread across instruments.

Fixed income investment portfolio by instruments

(in percentages)	2004	2003
Public & private corporate	36.9%	39.6%
ABS, MBS structured	14.4%	16.3%
Governments	25.3%	21.1%
Commercial mortgages	5.6%	6.4%
Residential mortgages	12.5%	13.4%
Cash & Money Market	1.9%	1.2%
Policy loans	1.9%	0.6%
Preferred shares	1.5%	1.4%

The credit exposure of ING Insurance is mainly related to investments in debt securities, private placements and traditional lending to private individuals. Loans to private individuals are mainly mortgage loans secured by residential property. Credit exposure also arises from derivatives, repurchase transactions, securities lending/borrowing and reinsurance contracts used to hedge the portfolio.

The geographical spread of the portfolio reflects both the geographical spread of ING’s insurance activities and the international investments of some insurance companies.

The average credit rating of the general account fixed-income portfolios, as of December 31, 2004 and 2003, is shown in the table below.

Fixed-income investment portfolio by rating class

(in percentages)	2004	2003
AAA	36.7%	36.5%
AA	17.0%	16.8%
A	25.4%	24.6%
BBB	17.8%	18.7%
BB	2.4%	2.5%
Higher risks	0.7%	0.9%

The rating averages are based on EUR 110 billion (2003 98.4 billion) of general account fixed income assets and exclude residential & commercial mortgages, preferred shares, cash and policy loans.

Debtor Provisioning For credit risks, a provision for loan losses is maintained that is considered adequate to absorb losses arising from the existing insurance investment portfolios. The provisions are reviewed quarterly, and amounted to EUR 170 million at the end of 2004, compared with EUR 178.5 million at the end of 2003.

MARKET RISK

GENERAL

Insurance market risks arise when asset and liability values do not move consistently as financial markets change. These risks are managed through asset-and-liability (ALM) policies and procedures with an ALCO Insurance structure established at both business unit and corporate levels. At ING Group level, CIRM is responsible for implementing and monitoring ALM practices and for consistency in such techniques world-wide. In 2004, CIRM introduced Market Value at Risk as a common ALM risk measure with the intention of determining limits for each business in early 2005.

MEASUREMENT

The risk of loss occurring through adverse changes of prices in the financial markets is quantified in extensive ALM analyses. These ALM analyses are used to determine the adequacy of the assets supporting reserves, to find the optimal asset (investment) mix complementing the (insurance) liabilities, to determine appropriate risk-based capital levels and to quantify market movements effects on the P&L. The market risk of ING Insurance is primarily related to interest rate risk and equity risk although it also includes real estate and foreign currency risks. The following sections provide analysis of net profit and shareholder equity sensitivities to economic market changes.

ALM Risk — Interest Rate Risk ING’s insurance operations are exposed to interest-rate movements with respect to guaranteed interest rates as interest rates fall and with the need to meet policyholders expectations with respect to interest credited to policies as interest rates change. Asset portfolios backing these insurance liabilities are managed accordingly. The current product portfolio also includes products where interest rate risks are entirely or partially passed on to the policyholder, thereby reducing ING’s exposure to interest movements. Changes in interest rates can impact present and future earnings of the insurance operations and can affect the levels of new sales, surrenders or withdrawals.

Through scenario analyses, ING Insurance measures the potential changes in the expected earnings of the insurance operations over the next 12 months from an instantaneous increase/decrease in interest rates of 1%. These changes to income can relate to investment income, interest paid to policyholders, market-value adjustments, amortization of Deferred Acquisition Costs (“DAC”), sales levels, or any other net-income item that would be affected by interest rate changes. The effect of interest rate changes is different by business line and by product. In addition, ING has estimated the impact to the shareholders equity of ING Insurance from such an instantaneous change in interest rates.

Interest-rate sensitivity

	Effect on ING Insurance					Effect on ING Insurance
	net profit					Shareholder’ equity
		2004		2003		2004		2003
				(EUR million)
Increase interest rates by 1%	3%	72	4%	95	0%	5	0%	6
Decrease interest rates by 1%	(3%)	(78)	(4%)	(92)	0%	(6)	0%	(6)

The sensitivity represents a one-time increase\decrease in interest rates based on a parallel yield curve shift as of 31 December.

The net profit sensitivity reflects the related effect on net income for the following year.

The most significant interest rate risk within ING’s insurance businesses exists in Taiwan where ING has material exposure to a sustained low interest rate environment. This is due to long term interest rate guarantees of 6-8% embedded in the life contracts sold by the business until 2001. Since 2002, ING has changed the design of its Taiwan life insurance products, strengthened reserves by EUR 50-100 million annually, and increased the internal capital allocation for this business.

ALM Risk — Equity Risk ING’s insurance operations are exposed to movements in equity markets on two levels: 1) those business units that have direct equity holdings in their general accounts; and 2) those products where the revenues to the insurance operations are linked to the value of underlying equity funds, since this has an impact on the level of charges deducted for unit-linked and variable business.

Through scenario analyses, ING Insurance measures the potential changes in the expected earnings of the insurance operations over the next 12 months resulting from an instantaneous increase/decrease in equity markets of 10%. These changes to income can relate to fee income, unrealized or realized gains and losses, amortization of DAC, sales levels, or any other net-income item that would be affected by a substantial change to equity markets. The effect of equity market changes is different by business line and by product. For 2004, net profit is less sensitive to equity movements due to an accounting change primarily impacting separate account products in the United States. In addition, ING has estimated the impact to the December 31, shareholders equity of ING Insurance from such a change in equity markets.

Equity sensitivity

	Effect on ING Insurance				Effect on ING Insurance
	net profit				Shareholder’s equity
	2004		2003		2004		2003
	(EUR million)
Increase of equity of 10%	1%	29	3%	77	5%	863	5%	925
Decrease of equity of 10%	(1%)	(23)	(3%)	(80)	(5%)	(857)	(5%)	(930)

The sensitivity represents a one-time increase\decrease in equity markets as of December 31.

The net profit sensitivity reflects the related effect on net income for the following year.

ALM Risk — Foreign Exchange Risk Foreign-exchange risk in the investments backing ING’s insurance liabilities is dealt with in the investment-management processes. An immaterial portion of the investment portfolio backing insurance liabilities is invested in assets of a different currency than the liabilities.

Locally required capital levels are invested in local currencies in order to satisfy regulatory requirements and to support local insurance business regardless of currency movements. These capital levels may affect the consolidated balance sheet when translated to euros. Depending on hedging costs and the capital exposure, ING may hedge the capital over locally required margins. The sensitivity to net profit and shareholder equity have been estimated and are shown in the accompanying table.

Foreign currency sensitivity

	Effect on ING Insurance				Effect on ING Insurance
	net profit				Shareholder’s equity
	2004		2003		2004		2003
	(EUR million)
10% Increase of Euro versus all other currencies	(5%)	(132)	(6%)	(114)	(6%)	(1,041)	(5%)	(986)
10% Decrease of Euro versus all other currencies	7%	162	7%	140	7%	1,271	7%	1,204

The sensitivity represents a one-time increase\decrease in the Euro as of December 31.

The net profit sensitivity reflects the related effect on net income for the following year.

ALM Risk — Real Estate Risk Real Estate risk exists in some of the investment portfolios of ING Insurance, most significantly in the Netherlands. ING Insurance is exposed to the risk of decreasing real estate prices to the extent these cannot be shared with contract holders in participating insurance plans. Through scenario analyses ING Insurance measures the potential changes in the expected earnings of the insurance operations over the next 12 months resulting from an instantaneous increase/decrease in real estate markets of 10%. In addition, ING has estimated the impact to the year-end shareholders equity of ING Insurance from such a change in real estate markets.

Real Estate sensitivity

Effect on ING Insurance	Effect on ING Insurance
net profit	Shareholder’s equity
2004	2003	2004	2003
(EUR million)
Increase of real estate of 10%	0%	0	0%	0	3%	595	3%	623
Decrease of real estate of 10%	0%	(1)	0%	(2)	(3%)	(595)	(3%)	(621)

The sensitivity represents a one-time increase\decrease in real estate markets as of December 31.

The net profit sensitivity reflects the related effect on net income for the following year.

Liquidity Risk Liquidity problems arise if an insurance business does not have enough cash or liquid assets to meet its cash obligations. Demands for funds can usually be met through ongoing normal operations, premiums received, the sale of assets or borrowing. Unexpected demands for liquidity may be triggered by a credit-rating downgrade, negative publicity, deterioration of the economy, reports of problems of other companies in the same or similar lines of business, significant unanticipated policy claims, or other unexpected cash demands from policyholders.

Liquidity risk decreases as the time frame allowed for generating cash increases. Longer time frames allow for more assets to mature and increase the probability of finding a buyer for some of the company’s non-maturing or less liquid assets or securing external financing. Expected liquidity demands within ING Insurance are managed through a combination of treasury, investment and asset-liability management guidelines, which are monitored on an ongoing basis. Unexpected liquidity demands are managed through a combination of product design, diversification limits on liabilities, investment strategy, systematic monitoring and advance contingency planning. During 2003, Corporate Insurance Risk Management issued formal guidelines requiring all insurance businesses to regularly assess, monitor and report on their liquidity risk profile. The guidelines require an analysis of liabilities that increase liquidity risk, a review of the investment portfolio to ensure adequate liquidity, and analysis of the expected asset-and-liability cash flows in regards to the ability of the business to meet cash demands.

OPERATIONAL RISK

GENERAL

For information about ING’s operational risk framework we refer to the section under ING Bank.

Although not required for regulatory purposes ING has decided internally that ING Insurance will also adhere to the new Basel II regulations with respect to operational risk management.

MEASUREMENT

The ING Insurance units are increasingly making progress on Operational Risk Management implementation in all regions. The maturity of the Operational Risk Management process is measured on an annual basis by a set of 5 scorecards assessing the ORM-framework activities. In March 2004 the 2003 scorecard panels were evaluated based on supporting evidence. These scorecards have been translated in capital reductions only on a pilot basis for ING Insurance. In 2005 ING Insurance will migrate to a quarterly economic capital calculation for operational risks.

CAPITAL

GENERAL

ING assesses internal capital requirements by using its own risk based methodologies. The capital model is developed to measure the amount of capital ING believes is necessary to be considered an AA-rated insurance business.

During 2004, ING further refined its internal model by which to allocate capital to the business lines. This capital formula is based on asset and liability factors with adjustments to provide additional calibrations to internal economic capital results. This capital formula does not calculate economic capital, but is considered to be a conservative estimate of economic capital for the ING insurance businesses in total. ING expects to continue to refine economic capital models and to potentially move to those in the future.

MEASUREMENT

ING believes that its new internal insurance capital model is a significant improvement over current EU capital requirements as more risk factors are considered. The results of the internal capital model indicate that ING Insurance has more assets than required.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

On February 9, 2005, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 9, 2005.

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

Item 16B. Code of Ethics

ING Group has adopted a code of ethics, called the ING’s Business Principles, which apply to all our employees, including our principal executive officer, principal financial officer and our principal accounting officer. These Business Principles have undergone minor changes to adapt them to the requirements of the Sarbanes-Oxley Act of 2002 as a code of ethics for certain officers. A copy of the Business Principles (the code of ethics), is herewith filed with the SEC as Exhibit 16 to this Annual Report. The Business Principles also have been posted on ING Group’s website at www.ing.com, under the heading “Corporate Responsibility” followed by “ING in Society”. During the most recently completed fiscal year no waivers, explicit or implicit, from these Business Principles have been granted to any of the officers described above.

Item 16C. Principal Accountant Fees and Services

In 2004 and 2003, Ernst & Young served as the principal external auditing firm for ING Groep N.V. and its subsidiaries. Ernst & Young did not serve as principal auditor of the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary. KPMG Accountants N.V. has served as the principal external auditing firm for ING Bank N.V. Fees payable to both Ernst & Young and KPMG in 2004 and 2003 are detailed below (in EUR millions).

	Year ended	Year ended
	December 31,	December 31,
	2004	2003
Ernst & Young	EUR	EUR
Audit fees	20	17
Audit-related fees	3	3
Tax fees	3	2
All other fees	1	3

Total	27	25

	Year ended	Year ended
	December 31,	December 31,
	2004	2003
KPMG	EUR	EUR
Audit fees	20	15
Audit-related fees	4	2
Tax fees	2	24
All other fees	4	4

Total	30	23

	Year ended	Year ended
	December 31,	December 31,
	2004	2003
Total	EUR	EUR
Audit fees	40	32
Audit-related fees	7	5
Tax fees	5	4
All other fees	5	7

Total	57	48

Audit fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of ING Group and the statutory financial statements of ING’s subsidiaries or services provided in connection with the audit of Form 20-F and other filings for regulatory and supervisory purposes as well as the review on interim financial statements.

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

Pre-approval policies and procedures

The Audit Committee has a policy in place, which is established to ensure the independence of ING’s external auditors, both in fact and in appearance. In the frame of external auditor’s independence, the policy distinguishes 4 types of services: (1) audit services, (2) audit related services, (3) non-audit services and (4) prohibited services (as prescribed in the Sarbanes-Oxley Act of 2002).

A recently revised pre-approval procedure forms part of the independence policy. ING has to comply to the pre-approval procedure in the case ING intends to engage it’s external auditors to provide audit, audit related or non-audit services. The ING pre-approval procedure consists of a general pre-approval procedure and a specific pre-approval procedure.

General pre-approval procedure

Both Ernst & Young and KPMG may only provide permitted non-audit services to ING Group and its subsidiaries with permission of the Audit Committee. The Audit Committee shall separately pre-approve audit, audit-related and non-audit services to be provided by ING’s external audit firms on an annual basis, provided that the annual amount for such pre-approved services may not be exceeded. Throughout the year the external audit firms and Corporate Audit Services will monitor the realization of the pre-approved amounts. The external auditors will provide the Audit Committee with a full overview of all services provided to ING, including related fees, supported by sufficiently detailed information. This overview will semi-annually be evaluated by the Audit Committee.

Specific pre-approval procedure

In addition to the general pre-approval procedure, on a case-by-case basis, each audit-related and non-audit engagement that is expected to generate fees in excess of EUR 100,000 and all further audit-related and non-audit related engagements over and above the pre-approved amounts have to be pre-approved. More details on ING’s policy regarding external auditor’s independence are published on the Internet site of ING (www.ing.com).

In 2004, 100% of each of the audit related services, tax services and all other services were pre-approved. No engagement required specific pre-approval by the Audit Committee in 2004.

Item 16E Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

			Number	Average	Purchased	Maximum
			x 1000	price	Publicly Announced	number of Shares
				in euros	Plans Or Programs	that may be
						Purchased
Purchases:
January	1/1/04 -	1/31/04			NA	NA
February	2/1/04 -	2/29/04	400	20.22
March	3/1/04 -	3/31/04
April	4/1/04 -	4/30/04
May	5/1/04 -	5/31/04
June	6/1/04 -	6/30/04	656	18.13
July	7/1/04 -	7/31/04
August	8/1/04 -	8/31/04	400	18.55
September	9/1/04 -	9/30/04	592	20.09
October	10/1/04 -	10/31/04
November	11/1/04 -	11/30/04	900	20.87
December	12/1/04 -	12/31/04

Total(1)			2,948	19.70

(1)	This table excludes market-making and related hedging purchases by ING Group. The table also excludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group.

For movements in the number of depositary receipts for Ordinary shares held by ING Group N.V. and its subsidiaries to hedge the option rights granted to the Executive Board and other employees, reference is made to page F-87.

PART III.

Item 18. Financial Statements

See pages F-1 to F-134 and the Schedules on F-143 to F-146

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of ING Groep N.V.

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation) (incorporated by reference to Exhibit 2.1 of ING Group N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 31, 2004)

Exhibit 2.1	Subordinated Indenture between the Company and The Bank of New York, dated July 18, 2002 (incorporated by reference to Exhibit 2.1 of ING Group N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002 between the Company and The Bank of New York (incorporated by reference to Exhibit 2.1 of ING Group N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 6, 2002 between the Company and The Bank of New York (incorporated by reference to Exhibit 2.1 of ING Group N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003 between the Company and The Bank of New York (incorporated by reference to Exhibit 2.1 of ING Group N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 4.1	Form of Employment Contract for Members of the Executive Board (English translation) (incorporated by reference to Exhibit 4.1 of ING Group N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 10.1	Consent of Ernst & Young Accountants

Exhibit 10.2	Consent of KPMG Accountants

Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Enterprises S.C.C.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Exhibit 16	ING’s Business Principles (Code of Ethics)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ING GROEP N.V.
(Registrant)

By: /s/ Cees Maas

Name: Cees Maas
Title: Chief Financial Officer

Date: April 13, 2005

This page is intentionally left blank.

This page is intentionally left blank.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F – 2

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31	F – 3

CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 4

CONSOLIDATED STATEMENT OF COMPREHENSIVE NET PROFIT	F – 5

CONSOLIDATED STATEMENT OF CASH FLOWS	F – 6

ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F – 7

ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F – 20

NOTES TO THE CONSOLIDATED BALANCE SHEET	F – 21

ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED BALANCE SHEET	F – 39

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 55

ADDITIONAL INFORMATION RELATING TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 67

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP	F – 82

PARENT COMPANY BALANCE SHEET	F – 83

PARENT COMPANY PROFIT AND LOSS ACCOUNT	F – 83

ACCOUNTING PRINCIPLES FOR THE PARENT COMPANY BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F – 83

NOTES TO THE PARENT COMPANY BALANCE SHEET	F – 84

DIFFERENCES BETWEEN DUTCH AND US ACCOUNTING PRINCIPLES	F – 93

ADDITIONAL INFORMATION REQUIRED UNDER US GAAP	F – 108

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F – 135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ING BANK BELGIUM S.A./N.V.	F – 136

GLOSSARY	F – 137

SCHEDULE I: SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F – 143

SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION	F – 144

SCHEDULE IV: REINSURANCE	F – 145

SCHEDULE VI: SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F – 146

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V. (“ING Group” or “the Company”) as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statements of comprehensive net profit and consolidated statements of cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not serve as principal auditor of the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary. In our position we did not audit capital base, as defined in note 2.18.7 of the notes to the consolidated financial statements, constituting 43% in 2004 and 41% in 2003 and net profit constituting 30% in 2004, 23% in 2003 and 9% in 2002 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for ING Bank N.V. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financing reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedure that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Group to accounting principles generally accepted in the United States and the conversion of the financial statements of ING Belgium S.A./N.V. to accounting principles generally accepted in the Netherlands) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Group as of December 31, 2004 and 2003, and the consolidated results of its operations, its comprehensive net profits and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Netherlands. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 6 of the Notes to the Consolidated Financial Statements.

As discussed in Notes 1.2 and 1.3 of the Notes to the consolidated financial statements, in 2004 the Company changed its method of accounting for certain life and annuity contracts and the manner in which it reports premium income and underwriting expenditure related to guaranteed investment contracts.

Amsterdam, the Netherlands
April 13, 2005

/s/ Ernst & Young Accountants

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,

Before profit appropriation

	Amounts in millions of euros
	2004	2003
ASSETS
Tangible fixed assets (2.1)	1,252	1,311
Participating interests (2.2)	3,304	3,167
Investments (2.3)	398,014	335,003
Lending (2.4)	317,466	292,556
Banks (2.5)	57,300	61,060
Cash (2.6)	8,807	11,738
Other assets (2.7)	58,910	53,473
Accrued assets (2.8)	21,148	20,463

Total	866,201	778,771

EQUITY AND LIABILITIES

Shareholders’ equity (2.9)	25,866	21,331
Preference shares of group companies (2.10)	1,283	1,783
Third-party interests	2,212	1,730

Group equity	29,361	24,844

Subordinated loans (2.11)	4,109	3,252

	33,470	28,096

General provisions (2.12)	3,002	2,740
Insurance provisions (2.13)	210,107	198,035
Funds entrusted to and debt securities of the banking operations (2.14)	435,907	377,824
Banks (2.15)	112,797	102,115
Other liabilities (2.16)	62,173	61,123
Accrued liabilities (2.17)	8,745	8,838

Total	866,201	778,771

The numbers against the items refer to the notes starting on page F-21.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP

For the years ended December 31,

	Amounts in millions of euros
	2004	2003	2002
Premium income (3.1.1)	43,617	41,192	46,816
Income from investments of the insurance operations (3.1.2)	10,371	9,523	11,716
Interest result from the banking operations (3.1.3)	8,850	8,166	7,702
Commission (3.1.4)	3,782	3,777	3,960
Other income (3.1.5)	1,784	2,108	1,722

Total income	68,404	64,766	71,916

Underwriting expenditure (3.2.1)	45,384	43,396	49,107
Other interest expenses (3.2.2)	1,019	1,124	1,288
Salaries, pension and social security costs (3.2.3)	7,744	7,429	7,551
Additions to the provision for loan losses	465	1,125	1,435
Additions to the provision for investment losses (3.2.4)	32	163	664
Other expenses (3.2.5)	5,751	5,652	5,950

Total expenditure	60,395	58,889	65,995

Profit before tax	8,009	5,877	5,921

Taxation (3.3)	1,769	1,490	1,089

Profit after tax	6,240	4,387	4,832

Third-party interests	272	344	332

Net profit for the period	5,968	4,043	4,500

		Amounts in euros
Net profit per share (3.4)
Basic profit per share	2.80	2.00	2.32
Diluted profit per share	2.80	2.00	2.32

Dividend per ordinary share (3.5)	1.07	0.97	0.97

The numbers against the items refer to the notes starting on page F-55.

CONSOLIDATED STATEMENT OF
COMPREHENSIVE NET PROFIT OF ING GROUP

For the years ended December 31,

		Amounts in millions of euros
	2004	2003	2002
Net profit for the period	5,968	4,043	4,500

Other components of comprehensive net profit:
– unrealized revaluations (1)	1,008	528	(3,343)
– exchange differences (2)	(966)	(1,123)	(1,041)

Net profit not recognized in the consolidated profit and loss account	42	(595)	(4,384)

Realized revaluations released to the profit and loss account	(932)	(258)	(1,051)

Comprehensive net profit for the period	5,078	3,190	(935)

(1)	In 2004, deferred taxes with regard to unrealized revaluations amounted to EUR 20 million (2003: EUR (9) million; 2002: EUR (62) million).

(2)	In 2004, deferred taxes with regard to exchange differences amounted to EUR 191 million (2003: EUR (73) million; 2002: EUR (32) million).

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

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP

For the years ended December 31,

	Amounts in millions of euros
	2004	2003(1)	2002
Profit before tax:	8,009	5,877	5,921
Adjusted for :
– depreciation	499	625	993
– movements in deferred acquisition costs of insurance business	(858)	(783)	(914)
– increase in insurance provisions	13,244	24,563	7,444
– additions to the provision for loan losses	465	1,125	1,435
– other	3,357	(2,910)	(3,299)
Loans and advances granted/repaid	(33,453)	(9,233)	(30,277)
Trading portfolio purchases/sales (incl. securities and property)	(5,641)	(6,281)	2,715
Net investment in tangible fixed assets	(457)	(486)	(321)
Taxation	(1,163)	(1,118)	(381)
Movements in :
– funds entrusted to and debt securities of the banking operations	67,414	62,847	45,580
– banks, not available on demand	20,780	(8,463)	(5,895)
– other receivables, prepayments and accrued assets	(259)	1,657	4,534
– other liabilities and accruals	4,145	(2,715)	(1,513)

Net cash flow from operating activities (4.1)	76,082	64,705	26,022

Investments and advances:
– participating interests	(2,688)	(658)	(1,584)
– investments in shares and property	(6,323)	(6,599)	(8,805)
– investments in fixed-interest securities	(279,265)	(326,438)	(295,121)
– other investments	(266)	(507)	(262)
Disposals and redemptions:
– participating interests	1,641	911	276
– investments in shares and property	6,936	8,377	11,361
– investments in fixed-interest securities	213,246	273,769	260,725
– other investments	406	158	41
Net investment for risk of policyholders	(7,291)	(14,571)	6,813

Net cash flow from investing activities (4.2)	(73,604)	(65,558)	(26,556)

Subordinated loans of group companies	1,000	1,181	3,651
Bonds, loans contracted and deposits by reinsurers	807	(221)	419
Private placements of ordinary shares	554	44	438
Private placements of preference shares of group companies	(410)
Issue of shares	483	901
Movements in shares ING Groep N.V.	(34)	(5)	653
Cash dividends	(882)	(927)	(1,977)

Net cash flow from financing activities	1,518	973	3,184

Net cash flow	3,996	120	2,650
Cash at beginning of year	7,338	7,830	4,681
Exchange differences	(43)	(612)	499

Cash at year-end	11,291	7,338	7,830

Cash comprises the following items:
Short-dated government paper	12,382	6,521	8,398
Bank deposits available on demand	(9,898)	(10,921)	(11,989)
Cash and bank balances and call money of the insurance operations	8,807	11,738	11,421

Cash at year-end	11,291	7,338	7,830

(1)	Restated to better reflect the impact of exchange differences on the net cash flow.

The numbers against the items refer to the notes starting on page F-82.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts are in millions of euros, unless stated otherwise

1.	ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP

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

1.2. Changes in principles of valuation and determination of results

Starting January 1, 2004, ING adopted the US GAAP accounting standard “Statement of Position 03-1: Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts” for both its Dutch and US accounting. SOP 03-1 requires the establishment of benefit reserves for annuity contracts, such as guaranteed minimum death benefits, and affects the timing of profit recognition of universal life contracts.

ING already held adequate reserves for guaranteed minimum death benefits with variable annuities, so the impact for ING mainly relates to the timing of the profit recognition in universal life contracts in the US.

This accounting change resulted in an EUR 91 million after-tax reduction in Shareholders’ equity.

1.3. Changes in presentation

Guaranteed Investment Contracts

As from 2004, Guaranteed Investment Contracts (GICs) are no longer included in Premium income and Underwriting expenditure, to bring reporting in line with the practice at other insurers. Premium income and underwriting expenditure related to these contracts are no longer included in revenues respectively expenses, only the spread is included in the profit and loss account. The comparative figures have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

1.4. Changes in the composition of the group

Impact most significant changes in composition of the group:

	Before	After		Before	After
	acquisition/	acquisition/	2004	acquisition/	acquisition/	2003
	disposal	disposal	Impact	disposal	disposal	Impact
Assets	879,012	866,201	(12,811)	773,148	778,771	5,623
Liabilities	853,276	840,335	(12,941)	751,826	757,440	5,614
Shareholders’ equity	25,736	25,866	130	21,322	21,331	9
Net profit for the period	5,913	5,968	55	3,923	4,043	120

The impact of a change in the composition of the group is defined as the change in assets, liabilities, shareholders’ equity or net profit resulting from the acquisition or disposal of a group company, compared to the situation where no acquisition or disposal took place. The impact is included in the financial year in which the acquisition or disposal took place.

In 2004, ING Group sold the most of the German banking units of ING BHF-Bank. The transaction includes ING BHF-Bank’s asset management, private banking, financial markets and core corporate banking business. The value of the transaction amounted to EUR 600 million.

In 2004, ING Group acquired Allianz’s property and casualty insurance operations in Canada. The goodwill amounted to EUR 48 million and is charged to Shareholders’ equity.

In 2004, ING Group reduced its shareholding in ING Canada Inc from 100% to 72.9% by an initial public offering of 34,880,000 common shares of ING Canada Inc. The gross proceeds amounted to EUR 552 million. In 2005, the underwriting syndicate exercised its option to buy an additional 5,232,000 common shares, bringing back the shareholding of ING Group to 70%.

In 2004, ING Group signed a co-insurance agreement with Scottish Re regarding its individual life reinsurance business in the United States. Under this agreement, all assets of the business will be transferred to Scottish Re while the liabilities related to the business will be reinsured through Scottish Re. Under the agreement ING Group paid a ceding commission amounting to EUR 450 million.

In 2004, ING Group acquired the Dutch real estate fund Rodamco Asia. As a result, the fund was delisted from Euronext in Amsterdam and will be delisted from the Frankfurt Stock Exchange in 2005. The goodwill amounted to EUR 22 million and is charged to Shareholders’ equity.

In 2004, ING Group sold its 100% subsidiary CenE Bankiers to Van Lanschot. CenE Bankiers is specialized in commercial and private banking in the Netherlands. The value of the transaction amounted to EUR 250 million.

In 2004, ING Group acquired Mercator Bank, a Belgium medium-sized savings bank. The negative goodwill amounted to EUR 26 million and is added to Shareholders’ equity.

In 2004, ING Group sold its Asian cash equities business to Macquarie Bank. The cash equities business comprises sales, trading, research and equity capital markets operations.

In 2004, ING Group sold its non-life insurance business in Australia to QBE Insurance Group. The value of the transaction amounted to EUR 431 million.

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

For flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. The growth rate assumption is currently 8.5% gross (7.5% net). Higher/lower expected profits – e.g. reflecting stock market performance and a changed level of assets under management – may cause a lower/higher amortization of DAC due to the catch-up of amortization in old and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.

The adequacy of the Provision for life policy liabilities net of DAC and VOBA is evaluated each year, using a prudent confidence level. If it is determined using a best estimate (50%) confidence level that a shortfall exists at a business unit, it is immediately recorded in the profit and loss account.

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

In determining the amount of the provisions, corporate loans are assessed on a case-by-case basis and the following factors are considered:

-	the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of ING Group’s commitments to the customer;

-	the realizable value of any security for the loan;

-	the costs associated with obtaining repayment and realization of any such security.

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

The following exchange differences are credited or debited, net of any related taxes, to Shareholders’ equity:

-	exchange differences on participating interests, investments and liabilities assumed in connection with their financing;

-	exchange differences on insurance provisions and on investments serving to cover these liabilities;

-	exchange differences on loans serving to hedge exchange rate risks on foreign interests and investments.

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

For more details, reference is made to the critical accounting policies.

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

Adjustments to the fair value as of the date of acquisition of acquired assets and liabilities that are identified before the end of the first annual accounting period commencing after acquisition are recorded as an adjustment to goodwill; any subsequent adjustment is recognized as income or expense. However, recognition of deferred tax assets after the acquisition date is recorded as an adjustment to goodwill even after the end of the first annual accounting period.

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

In general, to determine the amount of this impairment (provision for loan losses), the degree of risk of uncollectibility is assessed:

-	per individual loan, taking into account among other things amounts outstanding at year-end, the financial position, results and cash-flow information of the debtor, the payment history and the value of the collateral;

-	per group of loans subdivided by country, taking into account country-specific risk percentages;

-	per group of loans subdivided by the degree of risk of uncollectibility (risk classification), determined on the basis of a wide range of aspects with regard to creditworthiness and taking into account empirically determined risk percentages for each risk category.

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

For more details, reference is made to the critical accounting policies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – Continued)

Amounts are in millions of euros, unless otherwise stated

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

The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.

Weighted averages of basic actuarial assumptions in annual % as at December 31:

	2004	2003	2002
Discount rates	4.75	5.50	6.00
Expected rates of salary increases (excluding promotional increase)	2.50	2.50	2.75
Medical cost trend rates	4.25	4.00	3.75
Consumer price inflation	2.00	1.75	2.25

The expected rate of return for 2004 on plan assets was 6.75% (2003: 7.25%; 2002: 7.50%).

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

The adequacy of the Provision for life policy liabilities is evaluated each year. The adequacy test takes into account future developments and allows for remaining unamortized interest-rate rebates and deferred acquisition costs.

For more details, reference is made to the critical accounting policies.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

2.	NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP

ASSETS

2.1. Tangible fixed assets

	2004	2003
Data-processing equipment	325	375
Other movable fixed assets	927	936

	1,252	1,311

Opening balance	1,311	1,415
Additions	423	523
Changes in the composition of the group	(8)	(16)
Disposals	(58)	(79)
Depreciation	(407)	(459)
Exchange differences	(9)	(73)

Closing balance	1,252	1,311

Gross carrying amount as at December 31	3,280	3,798
Accumulated depreciation as at December 31	2,028	2,487

	1,252	1,311

2.2. Participating interests

			2004			2003
	Ownership	Balance	Estimated	Ownership	Balance	Estimated
	(%)	sheet value	fair value	(%)	sheet value	fair value
Name of investee
Investments in associates:
Vesteda	25	724	724	25	719	719
Property Fund Iberica	30	134	134	30	115	115
Lion Property Fund	12	116	116	27	134	134
Lion Industrial Trust	16	102	102
Q-Park N.V.	19	97	97	21	84	84
Lionbrook Property Partnership	26	79	79
ING UK Property Income Limited Partnership	45	63	63
ING logistic Property C.V.	25	60	60	50	72	72
ING Retail Property Fund Australia	30	56	56	30	85	85
Postkantoren B.V.	50	49	49	50	47	47
De Goudse Verzekeringen N.V.	20	40	40	20	37	37
N.V. Levensverzekeringsmaatschappij De Hoop	33	19	19	33	19	19
Airport Real Estate Fonds C.V.	18	17	17
Other investments in associates (1)		924	924		439	439

		2,480	2,480		1,751	1,751

Investments in other participating interests		723	723		1,246	1,246

Total investments in participating interests		3,203	3,203		2,997	2,997
Receivables from participating interests		101	101		170	170

		3,304	3,304		3,167	3,167

(1)	Among which NRG and SulAmérica.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

The balance sheet value of Participating interests as at December 31, 2004 included revaluations of EUR 235 million (2003: EUR 268 million). The cost of these Participating interests amounted to EUR 3,529 million (2003: EUR 3,411 million).

Movements in participating interests:

						2003
				2003		Receivables
				Other		from
		2003		participating		participating
	2004	Associates	2004	interests	2004	interests
Opening balance	1,751	1,751	1,246	952	170	180
Additions and advances	245	178	206	449	21	4
Changes in the composition of the group	80	(22)	(133)	38	(75)
Transition to and from group companies and investments	651	(78)	(487)	188
Revaluations	60	149	(29)	5
Results from participating interests	109	267
Dividends received	(127)	(186)
Disposals and redemptions	(264)	(279)	(103)	(273)	(15)	(15)
Impairments			1
Exchange differences	(25)	(29)	22	(113)		1

Closing balance	2,480	1,751	723	1,246	101	170

2.3. Investments

Investments per type

	2004	2003
Land and buildings, including commuted ground rents	9,380	8,994
Shares and convertible debentures	10,456	10,688
Fixed-interest securities	300,417	244,612
Investments for risk of policyholders	77,662	70,552
Other investments	99	157

	398,014	335,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Movements in investments (except for Other investments):

				2003		2003		2003
				Shares and		Fixed-		Investments
	2004	2003		convertible		interest		for risk of
	Land and buildings		2004	debentures	2004	securities	2004	policyholders
Opening balance	8,994	10,951	10,688	12,278	244,612	209,878	70,552	64,281
Additions and advances	1,251	1,380	5,334	6,088	279,208	326,128	34,468	30,886
Changes in the composition of the group	409	(2,032)	(246)	(22)	(1,146)	740		(405)
Transfer from other assets						295
Yield differences					(636)	(1,439)
Revaluations	135	296	695	337
Impairments	(41)	(17)	(9)	(56)	(44)	(142)
Disposals and redemptions	(1,318)	(1,372)	(5,909)	(7,728)	(213,727)	(272,643)	(29,382)	(25,370)
Exchange differences	(52)	(217)	(97)	(209)	(7,850)	(18,205)	(4,212)	(7,754)
Other movements	2	5					6,236	8,914

Closing balance	9,380	8,994	10,456	10,688	300,417	244,612	77,662	70,552

Non-income-producing investments

Investments in connection with the insurance operations with a combined carrying value of EUR 136 million (2003: EUR 224 million) were non-income-producing for the year ended December 31, 2004.

Land and buildings by insurance and banking operations:

		2003		2003
		Insurance		Banking		2003
	2004	operations	2004	operations	2004	Total
Land and buildings wholly or partially in use by group companies	731	865	1,535	1,772	2,266	2,637
Other land and buildings	5,251	5,159	1,863	1,198	7,114	6,357

	5,982	6,024	3,398	2,970	9,380	8,994

The balance sheet value as at December 31, 2004 included revaluations of EUR 1,290 million (2003: EUR 1,487 million). The cost or purchase price amounted to EUR 8,090 million (2003: EUR 7,507 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Appraisal of land and buildings during the last five years (in percentages):

Years of appraisal
2004	70
2003	13
2002	2
2001	4
2000	11
100

Shares and convertible debentures by insurance and banking operations:

		2003		2003
		Insurance		Banking		2003
	2004	operations	2004	operations	2004	Total
Listed	8,960	8,800	546	766	9,506	9,566
Unlisted	950	1,122			950	1,122

	9,910	9,922	546	766	10,456	10,688

Revaluation of shares and convertible debentures:

	2004	2003
Purchase price	9,416	9,769
Revaluation: – Gross unrealized	2,041	2,243
– Gross unrealized losses	1,001	1,324

	10,456	10,688

As at December 31, 2004, the balance sheet value included shares and convertible debentures which were lent or sold in repurchase transactions amounting EUR 5 million (2003: EUR 5 million) and EUR 9 million (2003: nil), respectively.

Borrowed shares and convertible debentures are not recognized in the balance sheet and amounted EUR 12 million as at December 31, 2004 (2003: EUR 25 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Fixed-interest securities by insurance and banking operations:

	2004	2003	2004	2003
	Balance sheet value		Estimated fair value
Insurance operations
Debentures and fixed-interest securities	99,403	90,116	106,610	95,632
Private loans	5,187	7,418	5,808	8,122
Mortgage loans	26,932	25,802	29,516	26,421
Other fixed-interest securities	6,545	6,239	6,550	6,210

	138,067	129,575	148,484	136,385

Banking operations
Debentures and options	154,824	109,563	160,438	112,714
Other fixed-interest securities	8,226	6,467	8,226	6,467

	163,050	116,030	168,664	119,181

Eliminations	700	993	696	1,039

	300,417	244,612	316,452	254,527

The cost of investments in Fixed-interest securities amounted to EUR 302,380 million as at December 31, 2004 (2003: EUR 247,330 million).

As at December 31, 2004, an amount of EUR 273,067 million (2003: EUR 225,919 million) was expected to be recovered or settled after more than one year from the balance sheet date.

The balance sheet value of Debentures and options in connection with the banking operations as at December 31, 2004 included EUR 3,652 million (2003: EUR 3,159 million) in respect of short-dated government paper.

The balance sheet value as at December 31, 2004 included EUR 164 million (2003: EUR 139 million) in respect of listed securities issued by the group.

As at December 31, 2004, the balance sheet value included fixed-interest securities which were lent or sold in repurchase transactions amounting to EUR 719 million (2003: EUR 2,473 million) and EUR 29,408 million (2003: EUR 21,639 million), respectively.

Borrowed fixed-interest securities are not recognized in the balance sheet and amounted to EUR 2,868 million as at December 31, 2004 (2003: EUR 4,139 million).

Investments for risk of policyholders:

	2004	2003
Land and buildings	18	23
Shares and convertible debentures	74,015	60,772
Fixed-interest securities	2,673	8,484
Other investments	956	1,273

	77,662	70,552

The cost of Investments for risk of policyholders as at December 31, 2004 was EUR 77,338 million (2003: EUR 70,723 million).

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

Lending analyzed by security:

	Nether-	Inter-	2004	Nether-	Inter-	2003
	lands	national	Total	lands	national	Total
Loans to or guaranteed by public authorities	7,295	17,119	24,414	6,473	16,603	23,076
Loans secured by mortgages	103,595	53,156	156,751	94,125	39,604	133,729
Loans guaranteed by credit institutions	414	702	1,116	701	1,289	1,990
Other private lending	6,420	8,473	14,893	7,009	7,813	14,822
Other corporate loans	35,897	88,639	124,536	36,861	86,722	123,583

	153,621	168,089	321,710	145,169	152,031	297,200
Provision for loan losses	(1,072)	(3,172)	(4,244)	(1,150)	(3,494)	(4,644)

	152,549	164,917	317,466	144,019	148,537	292,556

Lending analyzed by non-subordinated and subordinated receivables:

	2004	2003
Non-subordinated	317,085	292,016
Subordinated	381	540

	317,466	292,556

Lending analyzed by industry:

	2004	2003
Private sector:
– agriculture, horticulture, forestry and fisheries	2,094	1,797
– manufacturing	27,112	30,503
– service industry	55,746	57,012
– financial institutions	68,897	60,841
– personal	144,083	121,598
– other	6,600	5,881

	304,532	277,632
Public authorities	12,934	14,924

	317,466	292,556

As at December 31, 2004, assets held under finance lease contracts amounted to EUR 11,506 million (2003: EUR 8,310 million) and assets held under operating lease contracts amounted to EUR 2,150 million (2003: EUR 3,215 million).

As at December 31, 2004, the balance sheet value of receivables included in Lending, of which interest income was not recognized in the profit and loss account because realization of the interest

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

income is almost certainly not to be expected, amounted to EUR 3,427 million (2003: EUR 3,564 million).

As at December 31, 2004, Lending included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 44,279 million (2003: EUR 35,703 million).

Provision for loan losses

The provision for loan losses is allocated to Lending, Banks and other assets.

Allocation of the provision for loan losses to the various lending categories:

		Inter-	2004		Inter-	2003
	Netherlands	national	Total	Netherlands	national	Total
Loans secured by public authorities		36	36		30	30
Loans secured by mortgages	199	213	412	164	238	402
Loans guaranteed by credit institutions		5	5		1	1
Other private lending	181	344	525	258	385	643
Other corporate loans and guarantees	692	2,574	3,266	728	2,840	3,568

Allocated to Lending	1,072	3,172	4,244	1,150	3,494	4,644
Allocated to Banks		18	18		27	27
Allocated to other assets	14	180	194	16	148	164

	1,086	3,370	4,456	1,166	3,669	4,835

Movements in provision for loan losses included in Lending, Banks and other assets:

	2004	2003
Opening balance	4,835	5,136
Changes in the composition of the group	(38)	87
Write-offs	(956)	(1,338)
Recoveries	85	48
Additions from:
– value adjustments to receivables	465	1,125
– interest income	84	123
Other movements	(19)	(346)

Closing balance	4,456	4,835

2.5. Banks

		Inter-	2004		Inter-	2003
	Netherlands	national	Total	Netherlands	national	Total
Loans and advances to banks	6,909	25,769	32,678	7,877	19,088	26,965
Cash advances, overdrafts and other balances	1,733	22,907	24,640	1,674	32,448	34,122

	8,642	48,676	57,318	9,551	51,536	61,087
Provision for loan losses			(18)			(27)

			57,300			61,060

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

As at December 31, 2004, Banks included receivables with regard to securities, which have been acquired in reverse repurchase transactions amounting to EUR 22,915 million (2003: EUR 14,494 million).

As at December 31, 2004, the non-subordinated receivables amounted to EUR 57,034 million (2003: EUR 60,514 million) and the subordinated receivables amounted to EUR 266 million (2003: EUR 546 million).

As at December 31, 2004, assets held under finance lease contracts amounted to EUR 158 million (2003: EUR 134 million) and assets held under operating lease contracts amounted to EUR 60 million (2003: EUR 158 million).

2.6. Cash

	2004	2003
Cash and bank balances	8,659	11,423
Call money of the insurance operations	148	315

	8,807	11,738

As at December 31, 2004, Cash and bank balances included cash and balances with central banks of EUR 6,476 million (2003: EUR 8,838 million).

2.7. Other assets

	2004	2003
Trading portfolio	46,337	38,911
Equity participations	766	1,295
Property	1,874	1,820
Deferred tax assets	1,028	901
Receivables on account of direct insurance from:
– policyholders	2,298	2,497
– intermediaries	327	411
Reinsurance receivable	388	567
Income tax receivables	232	443
Pension assets and other staff-related assets	354	179
Other receivables	5,306	6,449

	58,910	53,473

As at December 31, 2004, an amount of EUR 3,796 million (2003: EUR 3,905 million) was expected to be recovered or settled after more than one year from the balance sheet date.

An analysis of pension assets/liabilities and other staff-related assets/liabilities is included under General provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Deferred tax assets as at December 31 by origin:

	2004	2003
Deferred tax assets relating to:
– insurance provisions	83	1,226
– other provisions	157	620
– unused tax losses carried forward	459	725
– other	528	623

	1,227	3,194
Deferred tax liabilities (offset by deferred tax assets) relating to:
– investments	71	147
– deferred acquisition costs	48	947
– general provisions		1,036
– other	80	163

	199	2,293

	1,028	901

Deferred tax assets in connection with unused tax losses carried forward:

	2004	2003
Total unused tax losses carried forward	3,470	4,312
Unused tax losses carried forward not recognized as a deferred tax asset	1,817	1,868

Unused tax losses carried forward recognized as a deferred tax asset	1,653	2,444

Average tax rate	27.8%	29.7%
Deferred tax asset	459	725

Total unused tax losses carried forward as at December 31 analyzed by expiration terms:

	2004	2003
– up to five years	630	742
– five to ten years	332	360
– ten to twenty years	938	1,677
– unlimited	1,570	1,533

	3,470	4,312

2.8. Accrued assets

	2004	2003
Accrued interest and rents	8,345	7,945
Deferred acquisition costs of insurance business	10,350	9,760
Other accrued assets	2,453	2,758

	21,148	20,463

As at December 31, 2004, Other accrued assets included options held by the group for the account and risk of customers amounting to EUR 52 million (2003: EUR 64 million). These are customers’ options, which are not segregated from the assets and liabilities of the group and, therefore, included in the balance sheet. The associated liability is included in Other liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

As at December 31, 2004, an amount of EUR 11,535 million (2003: EUR 9,971 million) was expected to be recovered or settled after more than one year from balance sheet date.

Deferred acquisition costs of insurance business by geographical area:

	2004	2003	2004	2003	2004	2003
	Life insurance		Non-life insurance			Total
Netherlands	443	466	60	62	503	528
Belgium	47	52	18	16	65	68
Rest of Europe	209	189	4	3	213	192
North America	5,923	5,890	246	193	6,169	6,083
Latin America	74	74	99	56	173	130
Asia	3,226	2,729	2	2	3,228	2,731
Australia				29		29
Other	(1)	(1)			(1)	(1)

	9,921	9,399	429	361	10,350	9,760

Movements in Deferred acquisition costs of insurance business:

	2004	2003	2004	2003	2004	2003
	Life insurance		Non-life insurance			Total
Opening balance	9,399	10,299	361	337	9,760	10,636
Capitalized	2,854	1,997	262	148	3,116	2,145
Amortization	(1,808)	(1,244)	(219)	(118)	(2,027)	(1,362)
Changes in the composition of the group		(28)	37	(2)	37	(30)
Exchange differences	(527)	(1,619)	(12)	(16)	(539)	(1,635)
Transfer of portfolios	3	(6)		12	3	6

Closing balance	9,921	9,399	429	361	10,350	9,760

EQUITY AND LIABILITIES

2.9. Shareholders’ equity

	2004	2003
Opening balance	21,331	18,254

Unrealized revaluations after taxation	1,008	528
Exchange differences	(966)	(1,123)

Net profit not recognized in the profit and loss account	42	(595)

Realized revaluations released to the profit and loss account	(932)	(258)
Write-off of goodwill	(119)	(145)
Net profit for the period	5,968	4,043
Dividend paid	(2,093)	(1,995)
Issue of shares	1,694	1,977

	25,891	21,281
Changes in ING Groep N.V. shares held by group companies	(25)	50

Closing balance	25,866	21,331

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

Preference shares of group companies:

			Liquidation
Number of			preference
shares	Interest	Year of	per share	2004	2003
(in millions)	rate	issue	(in USD)	Balance sheet value
1.5	8.439	2000	1,000	1,100	1,189
10	9.2	2000	25	183	198
20	7.7	1999	25		396

				1,283	1,783

These Trust Preferred Securities have been issued to raise Tier-1 capital for ING Bank NV.

2.11. Subordinated loans

Subordinated loans consists of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier-1 capital for ING Bank N.V.

Subordinated loans:

					2004	2003
Notional amount		Interest rate	Year of issue	First call date	Balance sheet value
EUR	1,000	Variable	2004	June 30, 2014	1,000
USD	500	6.2	2003	January 15, 2009	366	396
EUR	750	Variable	2003	June 30, 2013	750	750
USD	1,100	7.2	2002	December 15, 2007	807	872
USD	800	7.05	2002	September 15, 2007	586	634
EUR	600	6.5	2001	September 28, 2006	600	600

					4,109	3,252

EUR 3,743 million (2003: EUR 2,256 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

EUR 366 million (2003: EUR 396 million) has been subsequently provided as subordinated loan by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

2.12. General provisions

	2004	2003
Deferred tax liabilities	2,138	1,900
Reorganizations and relocations	253	236
Other	611	604

	3,002	2,740

As at December 31, 2004, an amount of EUR 2,457 million (2003: EUR 2,271 million) was expected to be settled after more than one year from balance sheet date.

Movements in General provisions:

	2004	2003	2004	2003
	Deferred tax		Reorganizations			2003
	liabilities		and relocations		2004	Other
Opening balance	1,900	2,439	236	255	604	795
Changes in the composition of the group	151	(29)	(10)	35	(60)	74
Additions	772	569	152	62	262	46
Releases	(379)	(194)	(5)		(20)	(32)
Charges	(284)	(794)	(118)	(108)	(162)	(219)
Exchange differences	(22)	(91)	(2)	(8)	(13)	(60)

Closing balance	2,138	1,900	253	236	611	604

2.12.1. Deferred tax liabilities

Provision for deferred tax liabilities by origin:

	2004	2003
Deferred tax assets (offset by deferred tax liabilities) relating to:
– insurance provisions	1,531	571
– other provisions	12	46
– unused tax losses carried forward	336	117
– equalization reserve	33	718
– other	713	138

	2,625	1,590
Deferred tax liabilities relating to:
– investments	1,352	1,442
– deferred acquisition costs	2,623	791
– equalization reserve		259
– depreciation	76	3
– general provisions	318	460
– receivables	75	55
– loans	56	93
– other	263	387

	4,763	3,490

	2,138	1,900

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Deferred tax asset (offset by deferred tax liabilities) in connection with unused tax losses carried forward:

	2004	2003
Total unused tax losses carried forward	1,047	638
Unused tax losses carried forward not recognized as a deferred tax asset	64	85

Unused tax losses carried forward recognized as a deferred tax asset	983	553

Average tax rate	34.2%	21.2%
Deferred tax asset	336	117

Total unused tax losses carried forward as at December 31 by expiration terms:

	2004	2003
– up to five years	268	416
– five to ten years	44	15
– ten to twenty years	657
– unlimited	78	207

	1,047	638

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

Summary of Pension liabilities and other staff-related liabilities:

	2004	2003	2004	2003	2004	2003	2004	2003
	Pension liabilities		Healthcare			Other		Total
Defined benefit obligation	13,222	11,710	710	614	289	335	14,221	12,659
Fair value of plan assets	10,664	9,651			171	217	10,835	9,868

	2,558	2,059	710	614	118	118	3,386	2,791
Unrecognized past service costs	(62)	(1)	18	6	59		15	5
Unrecognized gains/(losses)	(3,580)	(2,913)	(162)	(98)	(13)	36	(3,755)	(2,975)

	(1,084)	(855)	566	522	164	154	(354)	(179)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Movements in Pension liabilities and other staff-related liabilities:

	2004	2003	2004	2003	2004	2003	2004	2003
	Pension liabilities		Healthcare			Other		Total
Opening balance	(855)	(911)	522	501	154	240	(179)	(170)
Plan adjustments	13						13
Benefit costs	525	537	69	49	9	9	603	595
Employer’s contribution	(664)	(527)	(16)	(3)	2	(94)	(678)	(624)
Changes in the composition of the group	(113)						(113)
Effect of curtailment or settlement	(1)	3		(1)			(1)	2
Exchange differences	11	43	(9)	(24)	(1)	(1)	1	18

Closing balance	(1,084)	(855)	566	522	164	154	(354)	(179)

As at December 31, 2004, the defined benefit obligation consisted of funded plans amounting to EUR 12,660 million (2003: EUR 11,226 million) and unfunded plans amounting to EUR 1,561 million (2003: EUR 1,433 million).

The assets of funded plans primarily consist of debt securities, equity and real estate funds, of which as at December 31, 2004 to EUR 16 million (2003: EUR 60 million) was invested in securities issued by the employer and related parties, including shares of ING Groep N.V.

Because the balance of Pension liabilities and other staff related liabilities at December 31, 2004 is an asset, the amount is included in the balance sheet under Other assets.

2.13. Insurance provisions

	2004	2003	2004	2003	2004	2003
				Reinsurance
		Gross		element		Own account
Provision for life policy liabilities	125,805	119,830	4,106	2,947	121,699	116,883
Provision for profit sharing and rebates	849	795			849	795
Provision for unearned premiums and unexpired insurance risks	2,862	3,174	353	687	2,509	2,487
Claims provision	8,511	7,911	1,134	614	7,377	7,297
Other insurance provisions	17	21			17	21

	138,044	131,731	5,593	4,248	132,451	127,483

Insurance provisions for policies for which the policyholders bear the investment risk	78,807	71,687	1,151	1,135	77,656	70,552

	216,851	203,418	6,744	5,383	210,107	198,035

The insurance provisions are generally of a long-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Insurance provisions own account by geographical area:

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
			Insurance
			provisions for
			policies for which
	Provision		the policyholders
	for life		bear the investment
	policy liabilities		risk		Claims provision			Other		Total
Netherlands	39,264	37,485	15,472	14,883	3,364	3,409	874	911	58,974	56,688
Belgium	6,732	5,604	3,248	2,945	510	483	181	163	10,671	9,195
Rest of Europe	4,479	3,966	1,708	1,208	26	21	70	75	6,283	5,270
North America	52,395	53,981	46,912	44,020	2,994	2,626	1,404	1,194	103,705	101,821
Latin America	2,168	2,011	66	59	232	231	572	550	3,038	2,851
Asia	16,586	13,586	4,251	1,966	21	21	272	216	21,130	15,789
Australia	75	249	5,999	5,471		228		163	6,074	6,111
Other		1			230	278	2	31	232	310

	121,699	116,883	77,656	70,552	7,377	7,297	3,375	3,303	210,107	198,035

Movements in the Claims provision for own account:

	2004	2003
Opening balance	7,297	7,299
Changes in the composition of the group	215	(13)

	7,512	7,286

Additions:
– for the current year	3,609	3,579
– for prior years	(311)	(15)
– interest accrual of provision for disability losses	123	82

	3,421	3,646

Claim settlements and claim settlement costs:
– for the current year	1,685	1,914
– for prior years	1,711	1,518

	3,396	3,432

Exchange differences	(119)	(198)
Other movements	(41)	(5)

Closing balance	7,377	7,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

2.14. Funds entrusted to and debt securities of the banking operations

Funds entrusted to and debt securities of the banking operations:

	2004	2003
Savings accounts	221,121	168,168
Other funds entrusted	144,040	137,284

Funds entrusted to the banking operations	365,161	305,452
Debt securities	70,746	72,372

	435,907	377,824

Funds entrusted to the banking operations by type:

			2004			2003
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Non-interest bearing	13,223	1,807	15,030	13,763	2,707	16,470
Interest-bearing	105,874	244,257	350,131	96,438	192,544	288,982

	119,097	246,064	365,161	110,201	195,251	305,452

No funds have been entrusted to ING Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2004, Funds entrusted to and debt securities of the banking operations included liabilities with regard to securities sold in repurchase transactions amounting to EUR 20,892 million (2003: EUR 13,723 million).

Savings accounts

Savings accounts relates to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on Savings accounts, which is contractually added to the accounts, is also included.

Other funds entrusted

Other funds entrusted by type:

	2004	2003
Private loans	1,539	1,729
Mortgage loans	68	50
Corporate time deposits	43,020	42,832
Credit balances on customer accounts	99,413	92,673

	144,040	137,284

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

2.15. Banks

Banks includes non-subordinated debt to banks, other than in the form of debt securities. As at December 31, 2004, liabilities with regard to securities sold in repurchase transactions amounted to EUR 41,206 million (2003: EUR 20,979 million).

Banks by type:

			2004			2003
		Inter-			Inter-
	Netherlands	national	Total	Netherlands	national	Total
Non-interest bearing	280	1,964	2,244	115	2,282	2,397
Interest-bearing	44,996	65,557	110,553	29,369	70,349	99,718

	45,276	67,521	112,797	29,484	72,631	102,115

2.16. Other liabilities

Other liabilities by type:

	2004	2003
Subordinated loans of group companies	15,675	14,511
Debenture loans	9,481	9,961
Loans contracted	4,540	5,500
Loans from credit institutions	3,438	3,672
Deposits from reinsurers	549	239
Income tax	1,072	1,296
Other taxation and social security contributions	437	540
Trading portfolio	14,822	12,316
Payable to credit institutions	2,060	1,598
Other deposits	1,689	1,891
Other	8,410	9,599

	62,173	61,123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Other liabilities by remaining term:

			2004			2003
	up to 1 year	1 to 5 years	over 5 years	up to 1 year	1 to 5 years	over 5 years
Subordinated loans of group companies	843	2,854	11,978	673	4,217	9,621
Debenture loans	2,604	5,011	1,866	765	6,148	3,048
Loans contracted	3,499	879	162	4,403	794	303
Loans from credit institutions	3,077	343	18	3,029	624	19
Deposits from reinsurers	397	99	53	73	109	57
Income tax	827	238	7	1,121	147	28
Other taxation and social security contributions	423	12	2	520	16	4
Trading portfolio	14,822			12,258	14	44
Payable to credit institutions	2,060			1,598
Other deposits	1,128	171	390	1,316	186	389
Other	8,232	163	15	9,559	34	6

	37,912	9,770	14,491	35,315	12,289	13,519

Other liabilities by activity:

	2004	2003
Liabilities relating to direct insurance	1,532	1,983
Liabilities relating to reinsurance	173	298

Non-subordinated debenture loans, loans contracted and deposits of the banking operations are included in Funds entrusted to and debt securities of the banking operations and in Banks.

Subordinated loans of group companies relates to capital debentures and private loans, which are subordinated to all current and future liabilities of ING Bank N.V. or Postbank N.V. The average interest rate on the subordinated loans is 5.6% (2003: 6.1%).

Debenture loans have been issued with an average interest rate of 5.5% (2003: 5.7%) and are repayable in the years 2005 to 2036. The loans are denominated in various currencies. Some of the loans have been converted into U.S. dollars by means of currency swaps. Others have been converted into loans with a variable-interest rate by means of interest-rate swaps. As at December 31, 2004, loans amounting to EUR 8,540 million (2003: EUR 8,810 million) bore an average fixed-interest rate of 5.6% (2003: 5.9%). The remaining EUR 941 million (2003: EUR 1,151 million) bore an average variable-interest rate of 4.1% (2003: 4.0%).

The average interest rate of Loans contracted with fixed-interest rates, with a remaining principal amount of EUR 1,045 million (2003: EUR 1,087 million), was 6.6% (2003: 6.5%). The remaining EUR 3,495 million (2003: EUR 4,413 million) bore an average variable-interest rate of 1.7% (2003: 1.1%). These loans are repayable in the years 2005 to 2021.

The average interest rate of Loans from credit institutions with fixed-interest rates, with a remaining principal amount of EUR 2,695 million (2003: EUR 2,556 million), was 2.8% (2003: 2.7%). The remaining EUR 743 million (2003: EUR 1,116 million) bore an average variable-interest rate of 2.1% (2003: 1.2%). As at December 31, 2004, loans totalling EUR 4 million (2003: EUR 5 million) were secured by mortgages.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

2.17. Accrued liabilities

	2004	2003
Accrued interest	6,502	6,250
Costs payable	2,243	2,462
Yield differences on fixed-interest investments		126

	8,745	8,838

Because the balance of the provision for yield differences at December 31, 2004 is an asset (EUR 229 million), the amount is included in the balance sheet under Accrued assets.

As at December 31, 2004, an amount of EUR 1,148 million (2003: EUR 616 million) was expected to be settled after more than one year from the balance sheet date.

2.18. Additional information relating to the consolidated balance sheet of ING Group

Analysis of certain assets and liabilities by maturity:

			Three
		Up to three	months	One year to	Over five
2004	On demand	months	to one year	five years	years	Total
Assets
Lending	18,669	73,252	24,761	56,273	144,511	317,466
Banks	5,300	39,067	6,002	4,389	2,542	57,300

Liabilities
Funds entrusted to and debt securities of the banking operations:
– Savings accounts	191,789	22,002	2,660	3,846	824	221,121
– Other funds entrusted	72,664	50,907	10,609	5,333	4,527	144,040
– Debt securities	3	27,322	9,377	22,701	11,343	70,746
Banks	15,198	79,379	14,343	2,945	932	112,797

			Three
		Up to three	months	One year to	Over five
2003	On demand	months	to one year	five years	years	Total
Assets
Lending	23,474	74,067	20,406	49,834	124,775	292,556
Banks	7,854	38,089	7,864	4,428	2,825	61,060

Liabilities
Funds entrusted to and debt securities of the banking operations:
– Savings accounts	149,910	11,226	2,846	3,274	912	168,168
– Other funds entrusted	68,688	44,804	12,437	4,812	6,543	137,284
– Debt securities	343	26,482	16,770	19,933	8,844	72,372
Banks	18,775	65,312	14,320	1,243	2,465	102,115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

2.18.1. Assets not freely disposable

The assets not freely disposable primarily consist of interest-bearing securities pledged to secure deposits from the Dutch Central Bank and other banks, serve to secure margin accounts and are used for other purposes required by law. Of these assets EUR 8,632 million (2003: EUR 5,658 million) relates to guarantees provided for certain liabilities included in the balance sheet as well as off-balance sheet contingent liabilities.

Assets not freely disposable:

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		Funds					Guarantees
		entrusted and				Contingent	for off-balance
		debt securities		Banks		liabilities	sheet items			Total
Investments	2,846	751	50	2,480	1	42	715	567	3,612	3,840
Lending	2,863	895	403	422	9	2			3,275	1,319
Banks	42	303	589	288					631	591
Other assets	340	170	1,448	294	41	11			1,829	475

	6,091	2,119	2,490	3,484	51	55	715	567	9,347	6,225

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

Contingent liabilities:

	2004	2003
Insurance operations
Commitments concerning investments in land and buildings	507	652
Commitments concerning fixed-interest securities	1,424	1,301
Guarantees	1,082	1,232
Other	546	605

Banking operations
Contingent liabilities in respect of:
– guarantees	17,080	17,115
– irrevocable letters of credit	6,233	5,356
– other	378	355

	27,250	26,616

Irrevocable facilities	69,011	66,640

	96,261	93,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

Guarantees relate both to credit and non-credit substitute guarantees. Credit-substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows. The guarantees are generally of a short-term nature. The guarantees include credit default swaps in which ING sold credit protection amounting to EUR 1,981 million as at December 31, 2004 (2003: EUR 1,968 million). In addition to the items included in contingent liabilities, ING Group has issued guarantees as a participant in collective arrangements of national industry bodies and as participant in government required collective guarantee schemes which apply in different countries. The decrease of the guarantees of insurance operations was caused by the expiration of guarantees for a derivative portfolio.

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

Asset-backed commercial-paper conduits

The non-consolidated SPEs include asset-backed commercial-paper programmes. In the normal course of business, ING Group structures financing transactions for its clients assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPE. The SPE issues asset-backed commercial paper to the market to fund the purchases. ING Group, in its role as administrative agent, facilitates these transactions by providing structuring, accounting, funding and operations services. As ING Group has no ownership and controlling interest in the SPE nor does it service the transferred assets, the SPE is not included in the consolidated financial statements. ING Group supports the commercial paper programs by providing the SPE with short-term stand-by liquidity facilities. Primarily these liquidity facilities are meant to cover temporarily disruptions in the commercial-paper market. Once drawn these facilities bear normal credit risk. A number of programmes are supported by granting structured liquidity facilities to the SPE, in which ING Group - in addition to normal liquidity facilities - to a certain extent covers the credit risk incorporated in these programs itself, and as a consequence might suffer credit losses from it. Furthermore, under a Program Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial-paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions. The normal non-structured stand by liquidity facilities and the structured facilities are reported under irrevocable facilities.

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

Other Entities

ING Group is also party in other SPEs used in for instance structured finance and leasing transactions.

2.18.3. Future rental commitments

Future rental commitments for lease contracts as at December 31, 2004:

2005	100
2006	81
2007	68
2008	58
2009	51
years after 2009	152

2.18.4. Legal proceedings

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

These legal proceedings include a dispute over certain hurricane damage alleged by the Mexican fertilizer producer Grupo Fertinal against ING Comercial América, a wholly owned subsidiary of ING Group. Fertinal claims EUR 238 million (USD 300 million) from ING Comercial América, the maximum coverage under the insurance policy of their mining operations. The case is disputed before a judge in Mexico. ING Comercial América continues to pursue this matter vigorously; however, we cannot assess the final outcome. Fertinal has also made criminal complaints alleging fraud against certain ING Comercial América employees, the outcome of which is also yet unclear.

ING Comercial América also has been the subject of certain complaints and suits concerning the performance of certain interest sensitive life insurance products. ING Comercial América is defending these matters vigorously; however, as of this date, we cannot assess the final outcome of these matters.

In the Netherlands ING Bank N.V., together with other major Dutch banks and the payment processor Interpay (in which ING Bank N.V. has a minority shareholding), were subject of an examination by the Dutch competition authority “Nederlandse Mededingings-autoriteit” or NMa. The NMa has adopted a decision in April 2004 in which it takes the view that ING Bank N.V. and other Dutch banks should have sold payment processing services on an individual basis and imposed a fine of EUR 3.9 million on ING Bank N.V. At the time of the decision, the banks had already decided that they would henceforth sell

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

payment processing services individually. The NMa furthermore held that Interpay committed a separate infringement by charging prices for its services that were in the opinion of the NMa anti-competitive. Both Interpay and the Dutch banks (including ING Bank N.V.) have appealed the NMa decision, which is as a result currently under reconsideration by the NMa. If the NMa upon reconsideration decides to maintain its original decision, that decision will be open to judicial review in two instances. It is therefore uncertain whether or not (and to what extent) the NMa decision will become definitive.

Like many other companies in the U.S. mutual funds, brokerage, investment products, and insurance industries, several of our U.S. companies have received informal and formal requests for information from various U.S. and state governmental and self-regulatory agencies in connection with investigations related to fund trading, compensation, conflicts of interest, and sales practices. ING is responding to the requests and working to resolve issues with regulators. One U.S. subsidiary has received notice of recommended disciplinary action by a U.S. regulator. We believe that any issues that have been identified thus far do not represent a systemic problem in the businesses involved and that the outcome of the investigations will not be material to ING Group.

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

Notional amounts and the positive and negative fair values of derivative financial instruments used for non-trading purposes:

	2004	2003	2004	2003	2004	2003
	Notional amount		Positive year-end		Negative year-end
				fair value		fair value
Interest-rate contracts	413,574	332,779	7,875	4,512	6,397	5,169
Currency contracts	56,239	23,654	750	664	1,052	459
Equity contracts	5,044	4,499	155	80	75	21

	474,857	360,932	8,780	5,256	7,524	5,649

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Notional amounts, the average fair values and year-end fair values of trading derivative financial Instruments:

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	Notional amount		Average positive		Average negative		Positive year-end		Negative year-end
			fair value		fair value		fair value		fair value
Interest-rate contracts	967,298	859,161	12,971	14,542	12,948	14,437	10,078	11,370	11,077	11,152
Currency contracts	259,584	269,394	5,123	5,300	5,497	6,155	7,064	5,672	7,495	6,785
Equity contracts	37,924	42,156	1,686	2,391	1,186	1,525	1,576	1,441	975	1,122

	1,264,806	1,170,711	19,780	22,233	19,631	22,117	18,718	18,483	19,547	19,059

Credit derivatives

As part of its trading activities, ING is also active in the field of credit derivatives. Credit derivatives are contracts in which the credit risk regarding a specified party with respect to certain types of financial instruments is transferred. As at December 31, 2004, ING Bank has sold protection via total return swaps and credit default swaps for a total of EUR 10,060 million (2003: EUR 6,307 million). ING also has bought protection via total return swaps and credit default swaps for a total of EUR 10,903 million (2003: EUR 8,173 million). The fair value of the total return swaps and credit default swaps used to sell protection amounts to EUR 136 million at December 31, 2004 (2003: EUR 123 million). For the total return swaps and credit default swaps used to buy protection the fair value amounts to EUR (145) million at December 31, 2004 (2003: EUR (88) million).

Numerical information about derivatives activities

The following tables give numerical information about the derivatives activities, detailing types of derivatives, credit risks, counterparties and use of the derivatives transactions.

The first table illustrates the relative importance of the various types of derivative products, showing the notional amounts at year-end 2004 and year-end 2003. Notional amounts represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets (bonds, for example, in the case of interest-rate futures). What they do not reflect, however, is the credit risk assumed by entering into derivatives transactions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Open contracts as at year-end:

			Un-	2004			Un-	2003
			weighted	Weighted			weighted	Weighted
		Positive	credit	credit		Positive	credit	credit
	Notional	fair	equi-	equi-	Notional	fair	equi-	equi-
	amount	value	valent	valent	amount	value	valent	valent
Interest-rate contracts
Over-the-counter:
– swaps	1,181,207	17,009	22,040	5,049	961,211	15,207	19,914	4,700
– forwards	50,606	21	24	6	74,393	53	81	21
– options purchased	67,544	920	1,311	278	62,689	617	912	247
– options written	38,163	3			43,389	5
Listed:
– options purchased	2,275				4,366
– options written	2,990				2,278
– futures	38,087				43,614

Currency contracts
Over-the-counter:
– swaps	66,808	2,691	6,072	1,507	40,589	1,344	3,109	861
– forwards	211,727	4,710	7,242	1,761	205,476	4,311	6,852	1,736
– options purchased	16,455	413	599	141	29,543	681	1,051	245
– options written	19,174				16,207
Listed:
– options purchased	123				375
– options written	136				317
– futures	1,400				541

Equity contracts
Over-the-counter:
– swaps	13,692	298	1,127	295	7,350	267	714	213
– forwards	1				10		1
– options purchased	8,323	708	1,406	394	7,182	608	1,130	361
– options written	2,876				4,891
Listed:
– options purchased	9,477	725			13,862	646
– options written	8,222				12,304
– futures	377				1,056

	1,739,663	27,498	39,821	9,431	1,531,643	23,739	33,764	8,384

Effect of contractual netting		(13,413)	(16,810)	(3,678)		(12,441)	(15,277)	(3,706)

		14,085	23,011	5,753		11,298	18,487	4,678

Collateral held but not meeting the criteria for contractual netting, would additionally reduce the total weighted credit equivalent as at December 31, 2004 with an amount of EUR 573 million (2003: EUR 362 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Open contracts by remaining term, based on the notional amounts, as at December 31:

	up to 1	1 to 2	2 to 3	3 to 4	4 to 5	over 5
2004	year	years	years	years	years	years	Total
Interest-rate contracts
Over-the-counter:
– swaps	608,438	129,704	82,239	65,022	66,825	228,979	1,181,207
– forwards	50,004	360	10	32	128	72	50,606
– options purchased	19,316	13,467	6,928	3,895	8,921	15,017	67,544
– options written	6,899	5,925	4,083	2,262	8,008	10,986	38,163
Listed:
– options purchased	2,275						2,275
– options written	2,990						2,990
– futures	25,624	10,068	2,309	79	7		38,087

Currency contracts
Over-the-counter:
– swaps	14,340	9,165	7,362	6,393	4,557	24,991	66,808
– forwards	196,496	8,909	3,543	1,388	1,266	125	211,727
– options purchased	15,717	534	77	19	1	107	16,455
– options written	18,380	621	41	34	1	97	19,174
Listed:
– options purchased	123						123
– options written	136						136
– futures	1,261	80	2	57			1,400

Equity contracts
Over-the-counter:
– swaps	13,412	28	58	97	23	74	13,692
– forwards	1						1
– options purchased	1,974	864	772	863	273	3,577	8,323
– options written	977	410	544	457	265	223	2,876
Listed:
– options purchased	4,178	2,263	1,933	921	34	148	9,477
– options written	3,651	1,892	1,413	1,258	8		8,222
– futures	314	63					377

	986,506	184,353	111,314	82,777	90,317	284,396	1,739,663

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Open contracts by remaining term, based on the notional amounts, as at December 31:

	up to 1	1 to 2	2 to 3	3 to 4	4 to 5	over 5
2003	year	years	years	years	years	years	Total
Interest-rate contracts
Over-the-counter:
– swaps	418,371	130,521	79,899	72,306	53,756	206,358	961,211
– forwards	69,018	5,026	157		32	160	74,393
– options purchased	28,716	6,770	5,831	5,317	3,500	12,555	62,689
– options written	16,402	5,065	5,020	4,387	2,654	9,861	43,389
Listed:
– options purchased	4,330	6				30	4,366
– options written	2,152	6				120	2,278
– futures	37,256	3,864	1,347	24	321	802	43,614

Currency contracts
Over-the-counter:
– swaps	11,415	6,530	4,982	5,521	3,922	8,219	40,589
– forwards	190,909	8,738	3,171	1,675	775	208	205,476
– options purchased	27,358	1,750	420	2	1	12	29,543
– options written	15,243	908	41	2	1	12	16,207
Listed:
– options purchased	375						375
– options written	317						317
– futures	365	98	17		61		541

Equity contracts
Over-the-counter:
– swaps	7,090	7	27	49	152	25	7,350
– forwards	10						10
– options purchased	3,179	1,579	934	293	669	528	7,182
– options written	2,418	1,188	617	170	338	160	4,891
Listed:
– options purchased	10,184	1,317	1,029	752	580		13,862
– options written	8,832	1,011	1,342	687	432		12,304
– futures	1,056						1,056

	854,996	174,384	104,834	91,185	67,194	239,050	1,531,643

Open contracts by counterparty:

			2004			2003
		Unweighted	Weighted		Unweighted	Weighted
	Notional	credit	credit	Notional	credit	credit
	amount	equivalent	equivalent	amount	equivalent	equivalent
Public sector	75,241	363		90,025	283
Banks	1,517,336	34,324	6,864	1,219,686	27,856	5,571
Other	147,086	5,134	2,567	221,932	5,625	2,813

	1,739,663	39,821	9,431	1,531,643	33,764	8,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

2.18.6    Fair value of financial assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table as they do not comply with the definition of a financial asset or liability. The aggregation of the fair values presented hereunder does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities:

		2004		2003
	Estimated	Balance	Estimated	Balance
	fair value	sheet value	fair value	sheet value
Financial assets
Participating interests	3,304	3,304	3,167	3,167
Investments
– shares and convertible debentures	10,456	10,456	10,688	10,688
– fixed-interest securities	316,452	300,417	254,527	244,612
Lending (1)	308,897	303,810	284,785	281,031
Banks (1)	58,918	57,082	60,916	60,768
Cash	8,807	8,807	11,738	11,738
Other assets (2)
– trading portfolio	46,337	46,337	38,911	38,911
– equity participations	484	766	1,403	1,295
– other receivables	9,347	9,347	10,825	10,825
Accrued assets (3)	10,798	10,798	10,703	10,703
Derivatives held for non-trading purpose	8,780	3,398	5,256	2,405

	782,580	754,522	692,919	676,143

Financial liabilities
Subordinated loans	4,342	4,109	4,059	3,252
Insurance provisions related to investment-type contracts	88,575	89,684	84,115	86,076
Funds entrusted to and debt securities of the banking operations	435,225	435,907	380,126	377,824
Bank	113,735	112,797	102,330	102,115
Other liabilities	64,483	62,173	62,880	61,123
Accrued liabilities	8,745	8,745	8,838	8,838
Derivatives held for non-trading purposes	7,524	2,904	5,649	1,850

	722,629	716,319	647,997	641,078

(1)	Lending and Banks do not include receivables from leases.

(2)	Other assets does not include property, income tax receivables and pension assets and other staff-related assets.

(3)	Accrued assets does not include deferred acquisition costs of insurance business.

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

Fair value of other off-balance sheet financial instruments:

		2004		2003
	Estimated	Contract	Estimated	Contract
	fair value	amount	fair value	amount
Insurance operations
Commitments concerning investments in land and buildings	507	507	652	652
Commitments concerning investments in fixed-interest securities	1,424	1,424	1,301	1,301
Guarantees		1,082		1,232
Other		546		605

		3,559		3,790

	Risk-	2004	Risk-	2003
	weighted	Contract	weighted	Contract
	value	amount	value	amount
Banking operations
Guarantees	9,680	17,080	8,695	17,115
Irrevocable letters of credit	1,499	6,233	1,017	5,356
Irrevocable facilities	13,074	69,011	12,413	66,640
Other	333	378	303	355

	24,586	92,702	22,428	89,466

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

2.18.7. Capital base

Breakdown capital base :

				2004					2003
	Group	Insurance		Bank		Group	Insurance		Bank
Shareholders’ equity	25,866					21,331
Preference shares of group companies	1,283					1,783
Subordinated loans	4,109					3,252

Capital base ING Group	31,258					26,366

Core debt (debt raised to finance subsidiaries)	3,436					4,441

	34,694	14,278	(1)	20,416	(2)	30,807	12,382	(1)	18,425	(2)

Third party interests		1,722		508			1,187		553
Subordinated loans
ING Verzekeringen N.V.		2,250					2,250
Equity components not included in Tier 1 (3)				(325)					(353)
ING Group shares held and consolidation adjustments		22		540			25		449

Capital base:
- ING Verzekeringen N.V.		18,272					15,844
- ING Bank N.V. (Tier-1 qualifying capital)				21,139					19,074

(1)	Includes EUR 366 million (2003: EUR 396 million) of subordinated loans to ING Insurance.

(2)	Includes EUR 5,025 million (2003: EUR 2,256 million) of subordinated loans to ING Bank. In 2004, new subordinated loans have been granted by ING Groep N.V. to ING Bank N.V. for an amount of EUR 2,883 million.

(3)	Includes revaluation reserve and dividend declared but not yet paid.

2.18.8. Regulatory requirements

ING Bank

Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Community Directives, as implemented by the Dutch Central Bank (DNB) for supervisory purposes. The minimum Tier-1 ratio is 4% and the minimum total capital ratio (known as the ‘BIS ratio’) is 8% of all risk-weighted assets, including off-balance sheet items and market risk associated with trading portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

Capital position of ING Bank:

	2004	2003
Shareholders’ equity (1)	13,977	14,868
Third-party interests	508	553
Capital and reserves of Stichting Regio Bank	507	469
Subordinated loans qualifying as Tier-1 capital (2)	5,025	2,256
Fund for general banking risks	1,446	1,281
Dividend preference shares (3)		(118)
Revaluation reserve (4)	(324)	(235)

Core capital - Tier 1	21,139	19,074

Supplementary capital - Tier 2	10,471	9,743
Available Tier-3 funds	357	138
Deductions	(534)	(473)

Qualifying capital	31,433	28,482

Risk Weighted Assets	274,138	251,266

Tier 1-ratio	7.71%	7.59%
BIS ratio	11.47%	11.34%

(1)	As at December 31, 2003, Shareholders’ equity included an amount of EUR 3,002 million that qualifies as innovative Tier-1 capital (dated and undated). EUR 2,402 million was raised via Trust Preferred Securities issued by ING Groep N.V. and EUR 600 million was raised by ING Groep N.V. as perpetual subordinated bonds. These amounts have been repaid in 2004.

(2)	Subordinated loans qualifying as Tier-1 capital have been placed by ING Groep N.V. with ING Bank N.V. In 2004, new subordinated loans have been granted by ING Groep N.V. to ING Bank N.V. for an amount of EUR 2,883 million.

(3)	Dividend declared but not yet paid is deducted as it is not part of Tier-1 capital.

(4)	Revaluation reserve is deducted as it is not part of Tier-1 capital (included in Tier 2).

ING Insurance

European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The capital position of ING Insurance has been measured on the basis of this EU requirement.

Capital position of ING Insurance:

		Non-			Non-
		insurance			insurance
		companies,			companies,
	Total ING	core debt &	2004	Total ING	core debt &	2003
	Verzekeringen	other elimi-	Insurance	Verzeke-	other elimi-	Insurance
	N.V	nations	companies	ringen N.V.	nations	companies
Available capital	18,272	278	18,550	15,844	2,619	18,463
Required capital	8,697		8,697	8,779		8,779

Surplus capital	9,575		9,853	7,065		9,684

Ratio of available required versus capital	210%		213%	180%		210%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

ING Group

According to an agreement (‘Protocol’) between the Dutch Central Bank and the Pension & Insurance Board regarding the supervision of financial conglomerates, ING Group is required to have an amount of capital, reserves and subordinated loans which are at least equal to the sum of:

- the required capital for the banking activities and

- the required capital for the insurance activities.

For regulatory purposes certain (external) subordinated loans of ING Bank N.V. and ING Verzekeringen N.V. are included.

Regulatory required capital ING Group:

	2004	2003
Shareholders’ equity	25,866	21,331
Preference shares of group companies	1,283	1,783
Subordinated loans	4,109	3,252

Capital base ING Group	31,258	26,366

Subordinated loans ING Bank N.V. (included in Tier 2)	9,951	8,979
Subordinated loans ING Verzekeringen N.V.	2,250	2,250

Capital base including subordinated loans	43,459	37,595

Required capital banking operations	21,931	20,101
Required capital insurance operations	8,697	8,779

Surplus capital	12,831	8,715

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

Related party transactions:

		2004		2003
	Joint	Asso-	Joint	Asso-
	ventures	ciates	ventures	ciates
Receivables	142	242	303	167
Liabilities	214	27	10	21
Guarantees issued in favour of	124	2	79	1

Income received from and expenses paid to joint-ventures were EUR 5 million respectively EUR 150 million (2003: nil respectively nil) and income received from and expenses paid to associates were EUR 7 million respectively nil (2003: EUR 7 million respectively EUR 2 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

3. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP

3.1. Income

3.1.1. Premium income

	2004	2003	2002
Premium income from life insurance policies	36,975	33,904	38,899
Premium income from non-life insurance policies	6,642	7,288	7,917

	43,617	41,192	46,816

Premium income has been included before deduction of reinsurance and retrocession premiums granted.

Premium income includes EUR 18,472 million (2003: EUR 16,259 million; 2002: EUR 21,460 million) relating to investment type policies of the US, Latin America and Asia-Pacific operations. These policies mainly consist of individual and group fixed and variable annuities and universal life contracts.

3.1.2. Income from investments of the insurance operations

	2004	2003	2002
Income from disposal of group companies	480	110	518
Income from land and buildings	766	822	872
Income from investments in shares and convertible debentures	1,009	510	1,611
Income from investments in fixed-interest securities:
- debentures	5,537	5,485	6,412
- private loans	329	151	127
- mortgage loans	1,664	1,656	1,781
- policy loans	171	183	208
- deposits with credit institutions	19	31	49
- professional loans	16	17	17
- other	526	757	180
Deposits with insurers	17	19	14

	10,534	9,741	11,789
Eliminations	163	218	73

	10,371	9,523	11,716

As from 2003, additions to the provision for investment losses are reported on a separate line within Total expenditure. Previously these additions were reported as an element of Income from investments of the insurance operations. The comparative figures have been adjusted accordingly.

Income from land and buildings includes an amount in respect of rental income allocated to business units of ING Group (the same amount is included in Other expenses) of EUR 52 million (2003: EUR 57 million; 2002: EUR 50 million).

Income from investments in land and buildings and shares and convertibles includes realized results on disposal of EUR 1,030 million (2003: EUR 425 million; 2002: EUR 1,357 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Income from investments by counterparty:

	2004	2003	2002
ING Group	2	4	3
Group companies	161	214	70
Third parties	10,371	9,523	11,716

	10,534	9,741	11,789

Income from investments for risk of policyholders of EUR 2,309 million (2003: EUR 9,973 million; 2002: EUR (10,642) million) is not included in Income from investments of the insurance operations.

3.1.3. Interest result from the banking operations

In 2004, interest income includes an amount of EUR 7,186 million (2003: EUR 5,559 million; 2002: EUR 5,075 million) in respect of interest-bearing securities. Interest expense includes an amount of EUR 3,368 million (2003: EUR 3,187 million; 2002: EUR 3,964 million) in respect of interest-bearing securities.

Despite the existence of a legal claim, interest income of EUR 84 million (2003: EUR 123 million; 2002: EUR 105 million) is not recognized in the profit and loss account because the realization of the interest income is almost certainly not to be expected.

Interest income and expenses:

	2004	2003	2002
Interest income on loans/deposits	16,019	16,015	16,097
Interest income suspended	(84)	(123)	(105)

Net interest income on loans/deposits	15,935	15,892	15,992

Origination fees and loan-servicing fees	96	96	102
Interest income on investment securities	6,303	4,818	3,994
Interest income on trading portfolio	883	741	1,081
Other interest income	2,363	2,255	2,919

Total interest income	25,580	23,802	24,088

Interest expenses on deposits by banks	1,351	1,437	2,071
Interest expenses on funds entrusted	9,613	8,260	6,273
Interest expenses on debt securities	2,707	2,587	4,105
Interest expenses on subordinated loans	921	857	779
Other interest expenses	2,180	2,546	3,214

Total interest expenses	16,772	15,687	16,442

Net interest result	8,808	8,115	7,646
Eliminations	(42)	(51)	(56)

	8,850	8,166	7,702

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Interest margin, analyzed on a percentage basis of the Netherlands and international operations:

	2004	2003	2002
Netherlands	1.86	2.00	1.87
International	0.98	1.00	1.01

Overall	1.48	1.58	1.62

In 2004 the growth of the average total assets caused an increase of the interest result with EUR 1,200 million (2003: EUR 689 million). The decrease of the interest margin with 10 basis points caused a decrease of the interest result with EUR 507 million (in 2003 the decrease of the interest margin with 4 basis points caused an decrease of the interest result with EUR 220 million).

3.1.4. Commission

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations					Total
Funds transfer				575	587	592	575	587	592
Securities business				665	665	731	665	665	731
Insurance broking	118	114	159	136	115	117	254	229	276
Management fees	470	551	628	766	594	688	1,236	1,145	1,316
Brokerage and advisory fees				139	146	197	139	146	197
Other	613	648	558	300	357	290	913	1,005	848

	1,201	1,313	1,345	2,581	2,464	2,615	3,782	3,777	3,960

In 2004, the banking operations received EUR 3,336 million (2003: EUR 3,085 million; 2002: EUR 3,231 million) and paid EUR 755 million (2003: EUR 621 million; 2002: EUR 616 million) in respect of commission.

3.1.5. Other income

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations					Total
Income from participating interests and equity participations	216	255	156	47	154	201	263	409	357
Results from financial transactions	236	213	112	596	562	454	832	775	566
Other results	184	539	514	505	385	285	689	924	799

	636	1,007	782	1,148	1,101	940	1,784	2,108	1,722

Income from participating interests and equity participations

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations					Total
Shares				160	14	182	160	14	182
Investments in associates	159	154	137	(113)	57	(11)	46	211	126
Other participating interests	20	18	20		14	30	20	32	50
Equity participations	37	83	(1)		69		37	152	(1)

	216	255	156	47	154	201	263	409	357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Results from financial transactions

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations					Total
Results from securities trading portfolio	1	30	(6)	365	226	201	366	256	195
Results from currency trading portfolio				566	46	242	566	46	242
Other	235	183	118	(335)	290	11	(100)	473	129

	236	213	112	596	562	454	832	775	566

Other results

Other results includes income which cannot be classified with any of the above items, including rental income, results on the sale of property and leasing income which is not classified as interest.

3.2. Expenditure

3.2.1. Underwriting expenditure

	2004	2003	2002
Expenditure from life underwriting
Reinsurance and retrocession premiums	1,619	1,102	1,093
Benefits for own account	24,847	23,283	28,327
Movements in other insurance provisions for own account	11,097	10,871	10,450
Costs of acquiring insurance business	1,324	1,248	1,523
Other underwriting expenditure	713	87	255
Profit sharing and rebates	684	755	559

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	756	930	1,275
Claims for own account	3,294	3,738	3,765
Movements in the provision for unearned premiums	73	230	345
Movements in the claims provision	58	207	625
Costs of acquiring insurance business	951	997	1,043
Other underwriting expenditure	(32)	(52)	(153)

	45,384	43,396	49,107

Profit sharing and rebates:

	2004	2003	2002
Distributions on account of interest or underwriting results	313	328	60
Bonuses added to policies	371	427	499

	684	755	559

As a result of the transfer of life insurance business to Scottish Re in 2004 by means of a co-insurance contract, ING recorded a loss amounting to EUR 160 million in Underwriting expenditure. This loss represents the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million will be amortized over the life of the underlying business, starting in 2005 with a charge amounting to EUR 25 million and gradually decreasing in subsequent years as the business runs off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Underwriting expenditure includes an amount of EUR 4,258 million in 2004 (2003: EUR 3,714 million; 2002: EUR 3,974 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred costs of acquiring new business amounted to EUR 2,027 million in 2004 (2003: EUR 1,362 million; 2002: EUR 1,548 million).

Underwriting expenditure regarding investment income for risk of policyholders of EUR 2,309 million (2003: EUR 9,973 million; 2002: EUR (10,642) million) is not included in Underwriting expenditure.

3.2.2. Other interest expenses

Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans issued by ING Groep N.V. in September 2001, July 2002, December 2002, July 2003, October 2003 and June 2004.

Other interest expenses includes eliminations of EUR 121 million (2003: EUR 167 million; 2002: EUR 17 million).

3.2.3. Salaries, pension and social security costs

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations					Total
Salaries	1,878	1,904	2,032	3,283	3,132	3,228	5,161	5,036	5,260
Pension, healthcare and early- retirement costs	237	245	201	454	449	298	691	694	499
Social security costs	191	202	232	426	421	453	617	623	685
Other staff costs	457	384	299	818	692	808	1,275	1,076	1,107

	2,763	2,735	2,764	4,981	4,694	4,787	7,744	7,429	7,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Pension, healthcare and early-retirement costs:

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Pension			Healthcare			Other			Total
Current service cost	433	405	467	31	23	21	6	6	9	470	434	497
Past service cost	(1)	(7)	12		(6)				(1)	(1)	(13)	11
Interest expenses	633	628	599	35	32	31	15	16	32	683	676	662
Expected return on assets	(685)	(645)	(647)				(12)	(13)	(14)	(697)	(658)	(661)
Amortization of unrecognized past service costs	(1)	3		(3)						(4)	3
Amortization of unrecognized net (gains)/losses	146	153	23	6		(2)				152	153	21
Effect of curtailment or settlement	(1)	3	(9)		(1)	(2)			(128)	(1)	2	(139)
Defined benefit post-
employment plans	524	540	445	69	48	48	9	9	(102)	602	597	391

Defined contribution plans										89	97	108

										691	694	499

Contributions to defined contribution plans are generally determined as a percentage of pay.

The actual return on the plan assets amounted to EUR 835 million (2003: EUR 849 million; 2002: EUR (718) million).

Remuneration senior management, Executive Board and Supervisory Board

The information on option plans and remuneration of senior management, members of the Executive Board and the Supervisory Board is included in the remuneration paragraph in the annual report on Form 20-F (page 128 up to and including page 140). This information is considered to be an integral part of the audited annual accounts.

Stock option and share plans

ING Group has granted option rights on ING Group shares and conditional rights on depositary receipts for ING shares to a number of senior executives (members of the Executive Board, general managers and other officers nominated by the Executive Board), to all ING Group staff in the Netherlands and to a considerable number of employees outside the Netherlands. The purpose of the option and share schemes, apart from promoting a lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.

ING Group holds direct or indirect its own shares in order to fulfil the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2004, 29,427,538 (2003: 28,068,191; 2002: 28,437,105) own shares were held in connection to the option plan compared to 81,010,410 options outstanding. As a result the granted option rights were (delta-)hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge is rebalanced regularly at predetermined points in time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Exposure arising out of the share plan is not hedged. The obligations with regard to these plans will be funded by issuing own shares.

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

The entitlement to the depositary receipts for ING shares is granted conditionally. If the participant remains in the employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2004 68,750 shares have been granted to the members of the Executive Board and 3,647,146 shares have been granted to senior management and remaining personnel.

Each year, the ING Group Executive Board will take a decision as to whether the option and share schemes are to be continued and, if so, to what extent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Number of options outstanding and exercisable, analyzed in accordance with year of issue and exercise price:

		Options	Options
		outstanding	outstanding
	Original	as at	as at	Exercise
	number	January 1,	December 31,	price in
Financial year	of options	2004	2004	euros
1999	4,962,540	2,876,032	2,548,490	25.25
	48,000	38,594	38,000	25.50
	576,626	246,650	82,844	25.67
	8,733,946	7,324,196	354,700	25.87
	1,412,200	1,290,700	1,133,700	26.10
	201,500	28,900		26.62
	1,408,438	780,592	606,952	26.92
2000	1,528,300	1,446,300	1,428,300	28.30
	17,853,130	7,282,326	6,785,174	28.68
	210,800	64,204	62,236	30.16
	1,872,376	1,431,118	1,362,118	35.26
	579,550	109,000	197,010	37.55
	865,580	678,500	655,720	37.74
2001	4,000			28.50
	341,603	324,720	255,058	28.60
	621,312	570,722	380,022	33.26
	900	900	900	33.33
	19,827,702	17,356,296	12,913,976	35.26
	1,555,720	1,491,080	1,472,760	35.80
	561,844	479,584	398,744	36.95
2002	69,800	67,300	55,003	19.25
	125,479	116,407	109,337	23.12
	187,240	170,490	151,158	28.55
	88,750	88,750	85,600	28.60
	19,534,311	18,404,173	17,476,619	29.39
	1,057,650	1,025,750	1,009,850	29.50
2003	1,167,350	1,152,050	1,142,500	12.55
	17,706,793	17,294,720	16,289,651	12.65
	901,213	855,783	796,974	14.24
	480	480	480	14.54
	90,291	90,291	87,825	18.32
	103,025	100,525	93,859	18.38
	500	500	500	18.63
2004	448,100		448,100	17.69
	12,130,371		11,907,756	18.71
	660,994		658,694	18.75
	850		850	18.76
	18,950		18,950	18.79

	117,458,214	83,187,633	81,010,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Movements in the option rights:

	2004	2003	2002	2004	2003	2002
				Weighted average
	Options outstanding			exercise price
Executive Board
Opening balance	1,037,000	1,350,800	1,474,800	27.05	30.26	27.54
Granted	206,250	210,000	210,000	17.69	12.64	29.40
Exercised			334,000			17.72
Expired	240,000	303,800		25.95	31.30
Transferred from/to Employees (1)	22,990	(220,000)

Closing balance	1,026,240	1,037,000	1,350,800	25.25	27.05	30.26

Employees
Opening balance	82,150,633	84,620,784	69,571,115	26.43	30.53	30.45
Granted	13,362,160	19,773,502	20,826,405	18.27	12.79	29.32
Exercised	918,566	95,935	3,028,910	16.76	12.69	20.44
Expired	14,587,067	22,367,718	2,747,826	28.65	29.93	30.51
Transferred from/to the Executive Board (1)	(22,990)	220,000

Closing balance	79,984,170	82,150,633	84,620,784	24.87	26.43	30.53

(1)	The options of former members of the Executive Board are included in the movements in option rights of employees.

The weighted average fair value of options granted in 2004 was EUR 3.45 (2003: EUR 3.64; 2002: EUR 6.78).

Summary of stock options outstanding and exercisable as at December 31, 2004:

	Options	Weighted		Options
	outstanding	average		exercisable	Weighted
Range of	as at	remaining	Weighted	as at	average
exercise price	December 31,	contractual	average	December 31,	exercise
in euros	2004	life	exercise price	2004	price
0.00 - 15.00	18,229,605	8.13	12.71	1,464,887	12.89
15.00 - 20.00	13,271,537	9.12	18.67	60,445	18.58
20.00 - 25.00	109,337	7.65	23.12	44,158	23.12
25.00 - 30.00	31,956,445	5.88	28.63	16,427,402	27.92
30.00 - 35.00	443,158	3.49	32.82	429,258	32.81
35.00 - 40.00	17,000,328	4.27	35.47	12,625,198	35.46

Options in the money and options out of the money:

	2004	2003	2002
In the money	31,501,142	19,493,849
Out of the money	49,509,268	63,693,784	85,971,584

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

Pro forma result if stock options would have been recognized in the profit and loss account (1):

	2004		2003		2002
	As	Pro	As	Pro	As	Pro
	reported	forma	reported	forma	reported	forma
Net profit (in millions of euros)	5,968	5,923	4,043	3,974	4,500	4,386
Basic profit per share (in euros)	2.80	2.79	2.00	1.97	2.32	2.27
Diluted profit per share (in euros)	2.80	2.79	2.00	1.97	2.32	2.27

(1)	The amounts in the pro forma columns reflect the figures if the fair value of the stock options at the time they were granted would have been recognized in the profit and loss account.

The fair values have been determined by using an option-pricing model. This model takes the risk free interest rate into account, as well as the expected life of the options granted, the expected volatility of the certificates of ING Group shares and the expected dividends.

3.2.4 Additions to the provision for investment losses

	2004	2003	2002
Fixed interest securities	32	163	663
Participating interests			1

	32	163	664

As from 2003, Additions to the provision for investment losses from the insurance operations are reported on a separate line within Total expenditure. Previously these additions were reported as an element of Income from investments of the insurance operations and Other expenses. The comparative figures have been adjusted accordingly.

3.2.5. Other expenses

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations			Total
Depreciation of tangible fixed assets	100	119	141	308	340	361	408	459	502
Computer costs	211	214	217	663	699	584	874	913	801
Office equipment and accommodation	633	671	727	647	675	727	1,280	1,346	1,454
Travel and accommodation expenses	91	96	115	116	110	130	207	206	245
Advertising and public relations	128	152	167	557	418	324	685	570	491
External advisory fees	435	345	369	273	233	289	708	578	658
Other	476	565	703	1,113	1,015	1,096	1,589	1,580	1,799

	2,074	2,162	2,439	3,677	3,490	3,511	5,751	5,652	5,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

As from 2003 all office related expenses (including accommodation costs) are reported on one line. The comparative figures have been adjusted accordingly.

3.3. Taxation

Taxation by type:

	Nether-	Inter-	2004	Nether-	Inter-	2003	Nether-	Inter-	2002
	lands	national	Total	lands	national	Total	lands	national	Total
Current taxation	568	808	1,376	280	836	1,116	436	262	698
Deferred taxation	236	157	393	304	70	374	50	341	391

	804	965	1,769	584	906	1,490	486	603	1,089

Reconciliation of the statutory income tax rate to ING Group’s effective income tax rate:

	2004	2003	2002
Profit before tax	8,009	5,877	5,921
Statutory tax rate	34.5%	34.5%	34.5%

Statutory tax amount	2,763	2,028	2,043
Participating interests exemption	(507)	(305)	(905)
Differences caused by different foreign tax rates	(120)	(51)	(99)
Other	(367)	(182)	50

Effective tax amount	1,769	1,490	1,089

Effective tax rate	22,1%	25,4%	18,4%

3.4. Net profit per share

Basic net profit per ordinary share is calculated on the basis of the weighted average number of ordinary shares in issue. The following has been taken into consideration in calculating the weighted average number of ordinary shares in issue:

–	own shares held by group companies are deducted from the total number of ordinary shares in issue;

–	the computation is based on daily averages;

–	in calculating the increase in the weighted average number of shares resulting from interim and final stock dividends, the day on which the dividend is payable is taken into consideration;

–	in case of exercised warrants, the day of exercise is taken into consideration.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Net profit per share:

	2004	2003	2002	2004	2003	2002	2004	2003	2002
				Weighted average
				number of ordinary
				shares outstanding
	Net profit			during the period			Net profit per share
	(in millions of euros)			(in millions)				(in euros)
Net profit	5,968	4,043	4,500
Dividend on preference shares	(14)	(21)	(21)

Basic profit	5,954	4,022	4,479	2,125.3	2,014.4	1,928.0	2.80	2.00	2.32

Due to the absence of dilutive effects, the basic profit equals the diluted profit.

3.5. Dividend per ordinary share

		Total
		amount
		of dividend
	Per ordinary	paid
	share	(in millions
	(in euros)	of euros)
2004 (1)	1.07	2,359
2003	0.97	2,024
2002	0.97	1,930

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a dividend of EUR 1.07 per share for the year 2004. Following the decision of the General Meeting of Shareholders with regard to the profit appropriation, the final dividend will become payable from May 4, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

3.6. Additional information relating to the consolidated profit and loss account of ING Group

3.6.1. Result from investments in shares and convertible debentures and land and buildings

		Realized
		and	Operating
	Direct	unrealized	and			Investment
	Investment	revaluations	management	Before	After	result
	income	and exchange	expenses (1)	taxation	taxation	in %(2)
Shares and convertible debentures
2004	442	598		1,040	822	8.1
2003	507	73	(3)	577	480	4.4
2002	646	(4,404)	(12)	(3,770)	(2,341)	(12.9)
2001	707	(3,351)	(14)	(2,658)	(2,241)	(9.9)
2000	717	480	(27)	1,170	960	3.8
1999	698	2,973	(1)	3,670	3,194	12.9
1998	500	3,918	(2)	4,416	4,305	23.4
1997	436	4,405	(1)	4,840	4,467	35.6
Average	582	586	(8)	1,160	1,206	6.7

Land and buildings
2004	678	42	(174)	546	360	3.8
2003	736	142	(230)	648	435	4.3
2002	820	(19)	(181)	620	401	3.3
2001	770	453	(146)	1,077	718	7.2
2000	782	1,007	(160)	1,629	1,075	12.2
1999	623	314	(107)	830	545	7.7
1998	579	98	(141)	536	355	6.1
1997	520	114	(128)	506	335	6.4
Average	688	269	(158)	799	528	6.2

Total
2004	1,120	640	(174)	1,586	1,182	6.0
2003	1,243	215	(233)	1,225	915	4.3
2002	1,466	(4,423)	(193)	(3,150)	(1,940)	(6.4)
2001	1,477	(2,898)	(160)	(1,581)	(1,523)	(4.7)
2000	1,499	1,487	(187)	2,799	2,035	6.0
1999	1,321	3,287	(108)	4,500	3,739	11.7
1998	1,079	4,016	(143)	4,952	4,660	19.2
1997	956	4,519	(129)	5,346	4,802	27.0
Average	1,270	855	(166)	1,959	1,734	6.6

(1)	In the profit and loss account, operating costs relating to investments in land and buildings are netted off against the income from these investments.

(2)	Investment result after tax as a percentage of the average amount invested.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

3.6.2. Segment reporting

ING Group evaluates the results of its segments using financial performance measures called operating profit before tax and operating (net) profit. Operating (net) profit is defined as (net) profit excluding:

–	capital gains and losses on equity securities,

–	the impact of the negative revaluation reserve on equity securities, and

–	realized gains on divestments that are made with the purpose of using the proceeds to finance acquisitions.

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

Reconciliation of net profit to operating net profit:

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations			Total
Net profit	3,564	2,498	3,605	2,404	1,545	895	5,968	4,043	4,500
Taxation	912	891	756	857	599	333	1,769	1,490	1,089
Third parties	119	117	92	153	227	240	272	344	332

Profit before tax	4,595	3,506	4,453	3,414	2,371	1,468	8,009	5,877	5,921
Realized capital gains (losses) on shares	590	20	1,003				590	20	1,003
Gain on divestments to finance acquisitions			280						280

Operating profit before tax	4,005	3,486	3,170	3,414	2,371	1,468	7,419	5,857	4,638
Taxation	901	861	540	857	599	333	1,758	1,460	873
Third parties	119	117	92	153	227	240	272	344	332

Operating net profit	2,985	2,508	2,538	2,404	1,545	895	5,389	4,053	3,433

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Operating results by insurance operations and banking operations:

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations			Total (1)
Premium income	43,617	41,192	46,816				43,617	41,192	46,816
Income from investments of the insurance operations	9,944	9,721	10,506				9,781	9,503	10,433
Interest result from the banking operations				8,808	8,115	7,646	8,850	8,166	7,702
Commission	1,201	1,313	1,345	2,581	2,464	2,615	3,782	3,777	3,960
Other income	636	1,007	782	1,148	1,101	940	1,784	2,108	1,722

Total income	55,398	53,233	59,449	12,537	11,680	11,201	67,814	64,746	70,633

Underwriting expenditure	45,384	43,396	49,107				45,384	43,396	49,107
Other interest expenses	1,140	1,291	1,305				1,019	1,124	1,288
Salaries, pension and social security costs	2,763	2,735	2,764	4,981	4,694	4,787	7,744	7,429	7,551
Additions to the provision for loan losses				465	1,125	1,435	465	1,125	1,435
Additions to the provision for investment losses	32	163	664				32	163	664
Other expenses	2,074	2,162	2,439	3,677	3,490	3,511	5,751	5,652	5,950

Total expenditure	51,393	49,747	56,279	9,123	9,309	9,733	60,395	58,889	65,995

Operating profit before tax	4,005	3,486	3,170	3,414	2,371	1,468	7,419	5,857	4,638

Taxation	901	861	540	857	599	333	1,758	1,460	873

Operating profit after tax	3,104	2,625	2,630	2,557	1,772	1,135	5,661	4,397	3,765

Third-party interests	119	117	92	153	227	240	272	344	332

Operating net profit for the period	2,985	2,508	2,538	2,404	1,545	895	5,389	4,053	3,433

(1)	The column Total includes eliminations with regard to Income from investments of the insurance operations of EUR 163 million (2003: EUR 218 million; 2002: EUR 73 million), Interest result from the banking operations of EUR (42) million (2003: EUR (51) million; 2002: EUR (56) million) and Other interest expenses of EUR 121 million (2003: EUR 167 million; 2002: EUR 17 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

3.6.3. Segmented operating net profit of the insurance operations

	2004	2003	2002
Operating result from life underwriting
Premiums for own account:
– gross premiums	36,975	33,904	38,899
– outward reinsurance premiums	1,619	1,102	1,093

	35,356	32,802	37,806

Allocated income and expenses	8,217	8,285	8,289
Other underwriting income for own account	33	94	223

Benefits for own account :
– gross	25,776	24,294	29,322
– reinsurers’ share	929	1,011	995

	24,847	23,283	28,327

Changes in other insurance provisions for own account:
Provision for life policy liabilities :
– gross	12,608	10,520	10,701
– reinsurers’ share	1,511	(351)	251

	11,097	10,871	10,450

Profit sharing and rebates	684	755	559
Acquisition costs and other underwriting expenditure	2,037	1,327	1,762
Operating expenses	2,536	2,459	2,601
Other insurance expenses for own account	9	8	16

	2,396	2,478	2,603

Operating result from non-life underwriting
Premiums written for own account :
– gross premiums	6,642	7,288	7,917
– outward reinsurance premiums	756	930	1,275

	5,886	6,358	6,642

Changes in provision for unearned premiums and unexpired non-life underwriting risks :
– gross	(100)	(209)	(420)
– reinsurers’ share	(27)	21	(75)

	(73)	(230)	(345)

Premiums earned for own account	5,813	6,128	6,297

Allocated income and expenses	1,232	920	732
Other underwriting income for own account	27	9	62

Claims for own account:
– gross	3,620	4,196	4,376
– reinsurers’ share	326	458	611

	3,294	3,738	3,765

Changes in the claims provision :
– gross	16	76	665
– reinsurers’ share	(42)	(131)	40

	58	207	625

	3,352	3,945	4,390

Acquisition costs and other underwriting expenditure	919	945	890
Operating expenses	883	849	911
Other insurance expenses for own account	309	310	333

	1,609	1,008	567

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

	2004	2003	2002
Total operating result from insurance operations
Operating result from life underwriting	2,396	2,478	2,603
Operating result from non-life underwriting	1,609	1,008	567

Technical operating result	4,005	3,486	3,170

Income from investments	9,944	9,721	10,506
Investment expenses	2,239	2,557	2,629
Additions to the provision for investment losses	32	163	664
Other income	1,777	2,218	1,842
Other expenses	1	14	34
Allocated income and expenses transferred to result from underwriting	(9,449)	(9,205)	(9,021)

Operating profit before tax	4,005	3,486	3,170

Taxation	901	861	540

Operating profit after tax	3,104	2,625	2,630

Third-party interests	119	117	92

Operating net profit for the period	2,985	2,508	2,538

Allocated income and expenses

Income and expenses that are not directly recorded in operating result from insurance operations, are allocated to the Result from life underwriting and Result from non-life underwriting on the basis of life insurance provisions and non-life insurance provisions of the insurance companies.

3.6.4. Geographical analysis of claims ratio, cost ratio and combined ratio for non-life insurance policies

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Claims ratio			Cost ratio			Combined ratio
Netherlands	60.6	69.8	77.5	36.8	31.0	28.9	97.4	100.8	106.4
Belgium	71.1	70.6	76.7	36.7	35.1	34.7	107.8	105.7	111.4
Rest of Europe	46.1	40.9	49.8	35.8	37.0	41.6	81.9	77.9	91.4
North America	61.0	73.9	77.7	27.6	24.7	25.6	88.6	98.6	103.3
Latin America	71.8	68.1	68.8	27.6	26.9	25.6	99.4	95.0	94.4
Asia	56.6	55.1	66.6	40.9	43.5	51.5	97.5	98.6	118.1
Australia	46.3	49.9	66.9	28.0	28.5	29.5	74.3	78.4	96.4
Other	62.8	42.4	94.4	16.4	51.6	7.8	79.2	94.0	102.2

Total	63.0	69.4	75.0	30.6	28.2	27.1	93.6	97.6	102.1

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Effect of reinsurance on premiums written:

	2004			2003			2002
	Non-life	Life	Total	Non-life	Life	Total	Non-life	Life	Total
Direct premiums written, gross	6,592	35,532	42,124	7,226	32,587	39,813	7,869	37,608	45,477
Reinsurance assumed premiums written, gross	50	1,443	1,493	62	1,317	1,379	48	1,291	1,339

Total gross premiums written	6,642	36,975	43,617	7,288	33,904	41,192	7,917	38,899	46,816
Reinsurance ceded	756	1,619	2,375	930	1,102	2,032	1,275	1,093	2,368

	5,886	35,356	41,242	6,358	32,802	39,160	6,642	37,806	44,448

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

As at December 31, 2004, the receivables from reinsurers amounted to EUR 388 million (2003: EUR 567 million; 2002: EUR 797 million), against which EUR 7 million (2003: EUR 12 million; 2002: EUR 20 million) was provided for as uncollectible reinsurance.

Premium income on life insurance policies:

		Rein-	2004		Rein-	2003		Rein-	2002
		surers’	Own		surers’	Own		surers’	Own
	Gross	share	account	Gross	share	account	Gross	share	account
Policies for which the insurer bears the investment risk	19,119	783	18,336	19,018	663	18,355	20,447	931	19,516
Policies for which the policy- holder bears the investment risk	16,413	53	16,360	13,569	70	13,499	17,161	78	17,083

Total direct business	35,532	836	34,696	32,587	733	31,854	37,608	1,009	36,599

Indirect business	2,090	1,430	660	1,320	372	948	1,299	92	1,207

	37,622	2,266	35,356	33,907	1,105	32,802	38,907	1,101	37,806
Eliminations	647	647		3	3		8	8

	36,975	1,619	35,356	33,904	1,102	32,802	38,899	1,093	37,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Premiums written from direct life business:

	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
2004	Gross	share	account	Gross	share	account
Periodic premiums
Individual policies:
– without profit sharing	6,605	632	5,973	3,566	1	3,565
– with profit sharing	4,213	74	4,139

Total	10,818	706	10,112	3,566	1	3,565

Group policies:
– without profit sharing	2,223	58	2,165	6,653	37	6,616
– with profit sharing	802	14	788

Total	3,025	72	2,953	6,653	37	6,616

Total periodic premiums	13,843	778	13,065	10,219	38	10,181

Single premiums
Individual policies:
– without profit sharing	1,476	1	1,475	4,011	1	4,010
– with profit sharing	2,716		2,716

Total	4,192	1	4,191	4,011	1	4,010

Group policies:
– without profit sharing	677		677	2,183	14	2,169
– with profit sharing	407	4	403

Total	1,084	4	1,080	2,183	14	2,169

Total single premiums	5,276	5	5,271	6,194	15	6,179

Total life business premiums	19,119	783	18,336	16,413	53	16,360

The total single premiums includes EUR 457 million in 2004 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Premiums written from direct life business:

	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
2003	Gross	share	account	Gross	share	account
Periodic premiums
Individual policies:
– without profit sharing	10,202	548	9,654	2,432	5	2,427
– with profit sharing	2,179	33	2,146

Total	12,381	581	11,800	2,432	5	2,427

Group policies:
– without profit sharing	1,692	67	1,625	5,969	36	5,933
– with profit sharing	741	10	731

Total	2,433	77	2,356	5,969	36	5,933

Total periodic premiums	14,814	658	14,156	8,401	41	8,360

Single premiums
Individual policies:
– without profit sharing	856	1	855	4,529		4,529
– with profit sharing	2,802		2,802

Total	3,658	1	3,657	4,529		4,529

Group policies:
– without profit sharing	121		121	639	29	610
– with profit sharing	425	4	421

Total	546	4	542	639	29	610

Total single premiums	4,204	5	4,199	5,168	29	5,139

Total life business premiums	19,018	663	18,355	13,569	70	13,499

The total single premiums includes EUR 600 million in 2003 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Premiums written from direct life business:

	Policies for which the insurer			Policies for which the policyholder
	bears the investment risk			bears the investment risk

		Rein-			Rein-
		surers’	Own		surers’	Own
2002	Gross	share	account	Gross	share	account
Periodic premiums
Individual policies:
– without profit sharing	9,698	858	8,840	2,496	6	2,490
– with profit sharing	4,556	115	4,441

Total	14,254	973	13,281	2,496	6	2,490

Group policies:
– without profit sharing	1,403	75	1,328	7,646	40	7,606
– with profit sharing	802	17	785

Total	2,205	92	2,113	7,646	40	7,606

Total periodic premiums	16,459	1,065	15,394	10,142	46	10,096

Single premiums
Individual policies:
– without profit sharing	1,553		1,553	6,280		6,280
– with profit sharing	1,958	2	1,956

Total	3,511	2	3,509	6,280		6,280

Group policies:
– without profit sharing	261	(140)	401	739	32	707
– with profit sharing	216	4	212

Total	477	(136)	613	739	32	707

Total single premiums	3,988	(134)	4,122	7,019	32	6,987

Total life business premiums	20,447	931	19,516	17,161	78	17,083

The total single premiums includes EUR 566 million in 2002 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	Premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned (2)	expenses	expenses	expenditure (3)	expenses	result
2004
Health	1,097	1,078	785	127	169	(50)	77
Accident (1)	872	857	507	125	111	5	271
Third-party liability motor	840	839	556	106	94	(10)	94
Other motor	1,335	1,343	663	161	204	(5)	362
Marine and aviation	141	142	55	18	22	(38)	9
Fire and other property losses	1,489	1,494	681	228	306	(136)	156
General liability	438	431	228	69	89	(46)	20
Credit and suretyship	57	55	3	10	10	(14)	20
Legal assistance	35	35	25	13	6		(8)
Miscellaneous financial losses	288	217	109	22	28	(49)	509
Indirect business	50	51	24	4	(49)	(5)	99

	6,642	6,542	3,636	883	990	(348)	1,609

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	Premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned (2)	expenses	expenses	expenditure (3)	expenses	result
2003
Health	1,404	1,321	1,110	136	140	22	77
Accident (1)	840	858	539	110	96	2	245
Third-party liability motor	840	802	613	98	109	(21)	14
Other motor	1,479	1,412	827	159	221	(17)	173
Marine and aviation	180	164	68	18	31	(26)	23
Fire and other property losses	1,648	1,600	744	206	313	(220)	120
General liability	491	468	234	68	84	(53)	63
Credit and suretyship	52	45	3	10	8	(6)	18
Legal assistance	33	33	24	10	5		(6)
Miscellaneous financial losses	259	316	102	33	33	(148)	15
Indirect business	62	60	8	1	84	31	266

	7,288	7,079	4,272	849	1,124	(436)	1,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Premium income on non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs/ Other	reinsurance
	Premiums	premiums	claims	Operating	underwriting	income/	Operational
	written	earned (2)	expenses	expenses	expenditure (3)	expenses	result
2002
Health	1,596	1,571	1,301	149	164	(6)	125
Accident (1)	869	874	659	101	98	2	155
Third-party liability motor	816	781	629	113	64	(9)	28
Other motor	1,682	1,580	1,035	166	203	(19)	133
Marine and aviation	198	192	86	24	30	(36)	15
Fire and other property losses	1,718	1,581	829	215	289	(165)	78
General liability	490	438	307	68	73	4	15
Credit and suretyship	49	44	3	12	6	(4)	20
Legal assistance	28	28	25	8	5		(8)
Miscellaneous financial losses	423	342	144	51	56	(106)	(5)
Indirect business	48	66	23	4	158	122	11

	7,917	7,497	5,041	911	1,146	(217)	567

(1)	Including disability insurance products.

(2)	Excluding reinsurance.

(3)	Including other underwriting income.

3.6.6. Analysis by business lines

ING Group’s operating segments relate to the internal business segmentation by business lines. The business line structure was introduced in 2004. In the new structure a clear distinction is made between the insurance and banking business. For insurance the business lines are Insurance Europe, Insurance Americas and Insurance Asia/Pacific. For banking also three business lines exist: Wholesale Banking, Retail Banking and ING Direct. Other mainly includes items not directly attributable to the business lines.

Operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. ING Group’s chief operating decision making group is the Executive Board.

Each business line is headed by a chairman who is also a member of the Executive Board. With the new structure the Executive Committees and Management Committees no longer exist. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. The strategic, commercial and financial policy of the business lines are set by key executives at the business line level in conformity with the strategy and performance targets set by the Executive Board.

The accounting policies of the operating segments are the same as those described under Accounting principles for the consolidated balance sheet and profit and loss account (see page F-7). Transfer prices for inter-segment transactions are set at arm’s length. Geographical distribution of income is based on the origin of sales. The corporate expenses are allocated to the operating segments and geographical areas based on time spent by head office personnel, the relative number of staff or on the basis of income and/or assets of the operating segment. The comparative figures have been adjusted in accordance with the new structure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Operating segments of ING Group:

			Insurance					Total
	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Seg-	Recon-	Total
2004	Europe	Americas	Pacific	Banking	Banking	Direct	Other	ments	ciliation	Group
Total operating income:
Income - external	16,179	28,108	10,467	7,020	4,430	1,174	436	67,814		67,814
Income - inter-segment	30	4	20	(1,259)	605	531	569	500	(500)

	16,209	28,112	10,487	5,761	5,035	1,705	1,005	68,314	(500)	67,814

Segment operating profit before tax(1)	1,733	1,669	751	1,932	1,170	432	(268)	7,419		7,419

Segment assets	98,228	125,555	31,578	344,549	136,985	170,001	25,726	932,622	(66,421)	866,201

Segment liabilities	88,467	120,259	28,953	329,417	133,354	167,117	15,226	882,793	(45,953)	836,840

Average number of employees(2)	15,891	25,326	8,230	23,965	34,326	5,278	23	113,039		113,039

Operating segments of ING Group:

			Insurance					Total
	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Seg-	Recon-	Total
2003	Europe	Americas	Pacific	Banking	Banking	Direct	Other	ments	ciliation	Group
Total operating income:
Income - external	16,480	27,361	8,414	7,098	4,059	645	689	64,746		64,746
Income - inter-segment	57	228	10	(1,273)	714	400	638	774	(774)

	16,537	27,589	8,424	5,825	4,773	1,045	1,327	65,520	(774)	64,746

Segment operating profit before tax (1)	1,791	1,310	411	1,272	1,058	151	(136)	5,857		5,857

Segment assets	90,186	124,290	25,398	324,371	126,356	114,119	29,625	834,345	(55,574)	778,771

Segment liabilities	81,076	119,396	23,336	313,799	122,743	111,459	17,235	789,044	(35,117)	753,927

Average number of employees (2)	16,569	26,165	8,275	25,010	35,201	3,971	27	115,218		115,218

(1)	For a reconciliation of segment operating profit before tax (Total Group) to the Consolidated Financial Statements reference is made to page F-68.

(2)	The average numbers of employees of joint ventures are included proportionally.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Operating segments of ING Group:

			Insurance					Total
	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Seg-	Recon-	Total
2002	Europe	Americas	Pacific	Banking	Banking	Direct	Other	ments	ciliation	Group
Total operating income:
Income - external	15,577	35,037	8,770	5,545	4,754	485	465	70,633		70,633
Income - inter-segment	132	313	8	220	60	133	(27)	839	(839)

	15,709	35,350	8,778	5,765	4,814	618	438	71,472	(839)	70,633

Segment operating profit before tax (1)	1,296	1,430	574	596	1,023	(48)	(233)	4,638		4,638

Segment assets	90,713	131,497	22,514	310,331	123,575	63,099	14,509	756,238	(39,868)	716,370

Segment liabilities	85,210	127,119	20,675	301,618	119,827	61,799	(1,556)	714,692	(20,681)	694,011

Average number of employees (2)	16,534	27,308	7,592	26,253	32,857	2,512		113,056		113,056

(1)	For a reconciliation of segment operating profit before tax (Total Group) to the Consolidated Financial Statements reference is made to page F-68.

(2)	The average numbers of employees of joint ventures are included proportionally.

Interest income (external) and interest expense (external) breakdown per Business lines

			Insurance
	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Total
	Europe	Americas	Pacific	Banking	Banking	Direct	Other	group
2004
Interest income	3,313	4,171	642	11,560	7,832	6,141	167	33,826
Interest expense	126	320	5	6,955	4,491	5,077	905	17,879

	3,187	3,851	637	4,605	3,341	1,064	(738)	15,947

2003
Interest income	3,214	4,282	570	12,003	7,449	4,273	310	32,101
Interest expense	129	276	10	7,241	4,568	3,689	1,065	16,978

	3,085	4,006	560	4,762	2,881	584	(755)	15,123

2002
Interest income	2,822	5,561	565	12,958	7,995	2,626	349	32,876
Interest expense	613	508	8	7,966	5,902	2,208	542	17,747

	2,209	5,053	557	4,992	2,093	418	(193)	15,129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

3.6.7. Geographical analysis of the insurance and banking operations

Operating income by geographical area:

	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations			Eliminations			Total
Netherlands	11,520	11,745	10,965	5,372	5,270	4,982	13	7	14	16,879	17,008	15,933
Belgium	2,875	2,947	2,640	2,255	2,012	2,044				5,130	4,959	4,684
Rest of Europe	1,814	1,844	2,031	3,265	2,997	2,773				5,079	4,841	4,804
North America	25,439	24,681	31,479	1,039	731	536			1	26,478	25,412	32,014
Latin America	2,671	2,908	3,940	115	162	315				2,786	3,070	4,255
Asia	8,673	6,532	6,623	311	376	436				8,984	6,908	7,059
Australia	1,814	1,892	2,168	180	132	107				1,994	2,024	2,275
Other	1,091	1,695	437			8				1,091	1,695	445

	55,897	54,244	60,283	12,537	11,680	11,201	13	7	15	68,421	65,917	71,469

Income between geographical areas (1)	(499)	(1,011)	(834)				108	160	2	(607)	(1,171)	(836)

	55,398	53,233	59,449	12,537	11,680	11,201	121	167	17	67,814	64,746	70,633

(1)	Mainly related to reinsurance premiums ceded between group companies in different geographical areas.

Operating income from the insurance operations by geographical area:

				2004	2003	2002
	2004	2003	2002	Non-life premiums			2004	2003	2002	2004	2003	2002
	Life premiums written			written			Investment income(1)			Total
Netherlands	5,823	5,582	4,927	1,693	1,847	1,859	4,004	4,316	4,179	11,520	11,745	10,965
Belgium	2,115	2,257	2,053	324	311	282	436	379	305	2,875	2,947	2,640
Rest of Europe	1,366	1,360	1,580	48	44	38	400	440	413	1,814	1,844	2,031
North America	17,922	17,037	22,162	2,741	2,944	3,069	4,776	4,700	6,248	25,439	24,681	31,479
Latin America	506	466	747	1,591	1,872	2,546	574	570	647	2,671	2,908	3,940
Asia	8,009	5,905	5,969	37	45	66	627	582	588	8,673	6,532	6,623
Australia	1,223	1,288	1,467	200	356	296	391	248	405	1,814	1,892	2,168
Other	14	12	3	142	337	385	935	1,346	49	1,091	1,695	437

	36,978	33,907	38,908	6,776	7,756	8,541	12,143	12,581	12,834	55,897	54,244	60,283

Income between geographical areas (2)	(3)	(3)	(9)	(134)	(468)	(624)	(362)	(540)	(201)	(499)	(1,011)	(834)

	36,975	33,904	38,899	6,642	7,288	7,917	11,781	12,041	12,633	55,398	53,233	59,449

(1)	Including commission and other income.

(2)	Mainly related to reinsurance premiums ceded between group companies in different geographical areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Operating profit before tax by geographical area:

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Insurance operations			Banking operations			Total
Netherlands	1,423	1,451	1,067	1,727	1,588	1,510	3,150	3,039	2,577
Belgium	128	109	74	713	478	613	841	587	687
Rest of Europe	182	231	155	351	(15)	(311)	533	216	(156)
North America	1,438	1,008	1,123	483	110	(509)	1,921	1,118	614
Latin America	231	302	307	41	118	74	272	420	381
Asia	314	235	245		38	38	314	273	283
Australia	437	176	329	99	60	55	536	236	384
Other	(148)	(26)	(130)		(6)	(2)	(148)	(32)	(132)

	4,005	3,486	3,170	3,414	2,371	1,468	7,419	5,857	4,638

Operating profit before tax from the insurance operations by geographical area:

	2004	2003	2002	2004	2003	2002	2004	2003	2002
	Life			Non-life			Total
Netherlands	1,139	1,192	914	284	259	153	1,423	1,451	1,067
Belgium	111	86	72	17	23	2	128	109	74
Rest of Europe	171	221	149	11	10	6	182	231	155
North America	652	781	945	786	227	178	1,438	1,008	1,123
Latin America	108	137	127	123	165	180	231	302	307
Asia	311	236	251	3	(1)	(6)	314	235	245
Australia	162	101	290	275	75	39	437	176	329
Other	(258)	(276)	(145)	110	250	15	(148)	(26)	(130)

	2,396	2,478	2,603	1,609	1,008	567	4,005	3,486	3,170

Operating net profit for the period by geographical area:

	2004	2003	2002
Netherlands	1,964	2,210	2,027
Belgium	654	459	485
Rest of Europe	343	14	(146)
North America	1,497	717	349
Latin America	220	309	242
Asia	178	157	166
Australia	447	166	375
Other	86	21	(65)

	5,389	4,053	3,433

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

4.2. Net cash flow from investing activities

Most significant companies acquired:

	Rodamco Asia	Allianz Canada	DiBa
General
Year of acquisition	2004	2004	2002
		Non-life
Primary line of business	Real Estate	insurance	Direct banking

Purchase price
Purchase price	0.4	0.2	0.6
Assumed debt in purchase price		0.1

Assets
Investments	0.8	0.6	7.7
Miscellaneous other assets		0.2	0.1

Liabilities
Insurance provisions		0.6
Funds entrusted to and debt securities of the banking operations	0.4		6.4
Miscellaneous other liabilities		0.1	1.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

5. PARENT COMPANY BALANCE SHEET OF ING GROUP AS AT DECEMBER 31

before profit appropriation

	Amounts in millions of euros
	2004	2003
Assets
Participating interests (5.2.1)	29,859	28,651
Other assets (5.2.2)	7,340	4,284

Total	37,199	32,935

Equity and liabilities
Shareholders’ equity (5.2.3)
Share capital	634	612
Share premium	8,525	8,064
Revaluation reserve	2,114	2,223
Reserve for participating interests	613	585
Exchange differences reserve	694	607
Other reserves	7,318	5,197
Net profit for the period	5,968	4,043

	25,866	21,331

Subordinated loans (5.2.4)	5,392	5,035

Capital base	31,258	26,366

Other liabilities (5.2.5)	5,941	6,569

Total	37,199	32,935

PARENT COMPANY PROFIT AND LOSS ACCOUNT OF ING GROUP
FOR THE YEARS ENDED 31 DECEMBER

	Amounts in millions of euros
	2004	2003	2002
Result of group companies after tax	5,978	4,064	4,521
Other results after taxation	(10)	(21)	(21)

Net profit for the period	5,968	4,043	4,500

The numbers against the items refer to the notes starting on page F-84.

5.1 . Accounting principles for the parent company balance sheet and profit and loss account of ING Group

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

5.2. Notes to the parent company balance sheet of ING Group

ASSETS

5.2.1. Participating interests

		2004		2003
	Ownership	Balance	Ownership	Balance
	(%)	sheet value	(%)	sheet value
Name of investee
ING Bank N.V.	100	15,396	100	16,169
ING Verzekeringen N.V.	100	13,911	100	11,985
Other		552		497
		29,859		28,651

Movements in Participating interests:

	2004	2003
Opening balance	28,651	26,596
Repayments to group companies	(2,303)	(40)
(Des)investments in group companies	152	527
Write-off of goodwill	(119)	(145)
Revaluations	(966)	(1,192)
Result of group companies	5,978	4,064
Dividend	(1,446)	(1,102)

	29,947	28,708
Changes in ING Groep N.V. shares held by group companies	(88)	(57)

Closing balance	29,859	28,651

5.2.2. Other assets

	2004	2003
Receivables from group companies	7,202	4,150
Other receivables, prepayments and accruals	138	134

	7,340	4,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

EQUITY AND LIABILITIES

5.2.3. Shareholders’ equity

					Cumulative
	Ordinary shares		Preference shares		preference shares
	(par value EUR 0.24)		(par value EUR 1.20)		(par value EUR 1.20)
	number		number		number
Share capital	x 1,000	amount	x 1,000	amount	x 1,000	amount
2004
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	795,280	190	212,920	256	900,000	1,080

Issued share capital	2,204,720	530	87,080	104	0	0

2003
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	884,099	212	212,920	256	900,000	1,080

Issued share capital	2,115,901	508	87,080	104	0	0

2002
Authorized share capital	3,000,000	720	300,000	360	900,000	1,080
Unissued share capital	1,007,323	241	212,920	256	900,000	1,080

Issued share capital	1,992,677	479	87,080	104	0	0

Movements in issued share capital:

	Ordinary shares		Preference shares
	number		number
	x 1,000	amount	x 1,000	amount
Issued share capital as at January 1, 2002	1,992,672	479	87,080	104

From exchange of ING Groep N.V. B warrants	5

Issued share capital as at December 31, 2002	1,992,677	479	87,080	104

From exchange of ING Groep N.V. B warrants	407
From 2002 final stockdividend	38,387	9
From 2003 interim stockdividend	28,087	7
Issue of shares	56,343	13

Issued share capital as at December 31, 2003	2,115,901	508	87,080	104

From exchange of ING Groep N.V. B warrants
From 2003 final stockdividend	31,731	8
From 2004 interim stockdividend	31,699	8
Issue of shares	25,389	6

Issued share capital as at December 31, 2004	2,204,720	530	87,080	104

Shares

All shares are in registered form. No share certificates will be issued. Shares may be transferred by means of a deed of transfer, subject to the approval of the Executive Board of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Ordinary shares

The par value of the ordinary shares is currently EUR 0.24.

Preference shares

The par value of the preference shares is EUR 1.20. Preference shares are divided into two categories: “A” preference shares and “B” preference shares. The authorized share capital of ING Group consists of 100 million “A” preference shares, of which as at December 31, 2004 87 million have been issued and 200 million “B” preference shares, of which none have yet been issued.

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

This percentage is calculated by taking the arithmetic mean of the average effective yield on the five longest-dated Dutch government loans, as calculated by a Calculating Agent to be designated by the Executive Board for the last twenty stock exchange days preceding the day on which the first “A” preference shares are issued, or, as the case may be, preceding the day on which the dividend percentage is adjusted. The percentage thus established may be increased or decreased by not more than a half percentage point, depending on the market conditions then prevailing, as the Executive Board may decide with the approval of the Supervisory Board.

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

Concentration of holders of depositary receipts for shares

As at December 31, 2004, ABN AMRO, AEGON and Fortis had an interest in depositary receipts (for ordinary shares and for preference shares) of ING Group between 5% and 10%.

Depositary receipts for ordinary shares held by ING Group

With reference to Section 98 (5), Book 2, of the Dutch Civil Code, as at December 31, 2004, a number of 29 million of depository receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 was held by ING Group or its subsidiaries. These were purchased to hedge option rights granted to the Executive Board members and other employees. In 2004, ING Group sold 1,587,627 and purchased 2,948,601 depository receipts of own shares in connection with these option plans with an average price of EUR 15.59 and EUR 19.70 respectively. The net effect of these transactions is included in Other reserves. The secondary placements relate to shares issued when options from the option plans are exercised.

Movements in depositary receipts for ordinary shares held by ING Groep N.V. and its subsidiaries to hedge the option rights granted to the Executive Board and other employees in 2004

	Number
	x 1,000	Amount
Opening balance	28,068	845
Purchases	2,948	58
Sales	(658)	(11)
Secondary placements	(930)	(13)
Differences between purchase and sales prices		(9)

Depositary receipts as at December 31, 2004	29,428	870

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

B warrants

In 1998, ING Group authorised the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 have been issued. As at December 31, 2004, 17,190,610 B warrants were outstanding (2003: 17,190,815). B warrant holders are entitled to obtain from ING Group, for a fixed price, depositary receipts for ordinary shares in the proportion of 1 B warrant to 2 depositary receipts. B warrant holders may exercise their rights at their own discretion but no later than January 5, 2008. As at December 31, 2004, no B warrants (2003: nil) were held by group companies of ING Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

Reserves

				Reserve
				for
				partici-	Exchange
		Share	Revaluation	pating	differences	Other
	Total	premium	reserve	interests	reserve	reserves
Balance as at December 31, 2001	16,354	7,188	6,287	466	(155)	2,568

Unrealized revaluations after tax	(5,833)		(4,304)	35		(1,564)
Exchange differences	398				398

Net profit not recognized in the profit and loss account	(5,435)		(4,304)	35	398	(1,564)

Write-off of goodwill	(1,176)					(1,176)
Profit appropriation previous year	4,577					4,577
2001 final dividend and 2002 interim dividend (1)	(1,969)					(1,969)
Exercise of warrants and options	(2)	(2)
Changes in ING Groep N.V. shares held by group companies	822					822

Balance as at December 31, 2002	13,171	7,186	1,983	501	243	3,258

Unrealized revaluations after tax	(1,215)		240	84		(1,539)
Exchange differences	364				364

Net profit not recognized in the profit and loss account	(851)		240	84	364	(1,539)

Write-off of goodwill	(145)					(145)
Profit appropriation previous year	4,500					4,500
2002 final dividend and 2003 interim dividend (2)	(1,995)	(1,068)				(927)
Issue of shares	1,946	1,946
Changes in ING Groep N.V. shares held by group companies	50					50

Balance as at December 31, 2003	16,676	8,064	2,223	585	607	5,197

Unrealized revaluations after tax	(977)		(109)	28		(896)
Exchange differences	87				87

Net profit not recognized in the profit and loss account	(890)		(109)	28	87	(896)

Write-off of goodwill	(119)					(119)
Profit appropriation previous year	4,043					4,043
2003 final dividend and 2004 interim dividend (3)	(2,109)	(1,227)				(882)
Issue of shares	1,688	1,688

Changes in ING Groep N.V. shares held by group companies	(25)					(25)

Balance as at December 31, 2004	19,264	8,525	2,114	613	694	7,318

(1)	2001 final dividend of EUR 0.50 per share and 2002 interim dividend of EUR 0.48 per share.

(2)	2002 final dividend of EUR 0.49 per share and 2003 interim dividend of EUR 0.48 per share.

(3)	2003 final dividend of EUR 0.49 per share and 2004 interim dividend of EUR 0.49 per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

As at December 31, 2004, the capital and reserves of Stichting Regio Bank, included in Other reserves, amounted to EUR 507 million (2003: EUR 469 million) and cannot be freely distributed.

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

5.2.4. Subordinated loans

Subordinated loans consists of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier-1 capital for ING Bank N.V.

Subordinated loans:

				2004	2003
Notional amount	Interest rate	Year of issue	First call date	Balance sheet value
EUR 1,000	Variable	2004	June 30, 2014	1,000
USD 500	6.2	2003	January 15, 2009	366	396
EUR 750	Variable	2003	June 30, 2013	750	750
USD 1,100	7.2	2002	December 15, 2007	807	872
USD 800	7.05	2002	September 15, 2007	586	634
EUR 600	6.5	2001	September 28, 2006	600	600
				4,109	3,252

EUR 3,743 million (2003: EUR 2,256 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

EUR 366 million (2003: EUR 396 million) has been subsequently provided as subordinated loan by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

The number of debentures held by group companies as at December 31, 2004 was 7,800 with a balance sheet value of EUR 1 million (2003: 211,086 with a balance sheet value of EUR 21 million).

Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in Subordinated loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

Unsecured subordinated loans from group companies to ING Groep N.V.

				2004	2003
Interest rate	Year of issue	Due date		Balance sheet value
8.439	2000	December 31, 2030	(1)	1,100	1,189
9.2	2000	June 30, 2030		183	198
7.7	1999	June 29, 2029			39

				1,283	1,783

(1)	Interest rate is fixed until December 31, 2010, thereafter the interest rate will be reset based on three-month LIBOR plus spread.

5.2.5. Other liabilities

	2004	2003
Debenture loans	5,178	5,704
Amounts owed to group companies	606	655
Other amounts owed and accrued liabilities	157	210

	5,941	6,569

Debenture loans:

			2004	2003
Interest rate	Year of issue	Due date	Balance sheet value
5	2001	May 3, 2006	1,000	1,000
6.125	2000	January 4, 2011	1,000	1,000
6	2000	August 1, 2007	750	750
5.5	2000	May 11, 2005	1,428	1,500
5.5	1999	September 14, 2009	1,000	1,000
7.125	1994	June 28, 2004		454

			5,178	5,704

The number of debentures held by group companies as at December 31, 2004 was 6,377 with a balance sheet value of EUR 6 million (2003: 67,925 with a balance sheet value of EUR 68 million).

Amounts owed to group companies by remaining term

	2004	2003
– up to one year	600	556
– one year to five years		7
– over five years	6	92

	606	655

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

Amsterdam, March 7, 2005

The Supervisory Board,	The Executive Board,

Cor A.J. Herkströter, chairman	Michel J. Tilmant, chairman
Eric Bourdais de Charbonnière	Cees Maas, vice-chairman and Chief Financial Officer
Luella Gross Goldberg	Eric F. Boyer de la Giroday
Paul F. van der Heijden	Fred S. Hubbell
Claus Dieter Hoffmann	Eli P. Leenaars
Aad G. Jacobs	Alexander H.G. Rinnooy Kan
Wim Kok	Hans K. Verkoren
Godfried J.A. van der Lugt
Paul Baron de Meester
Jan D. Timmer
Karel Vuursteen

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

6. DIFFERENCES BETWEEN DUTCH AND US ACCOUNTING PRINCIPLES

6.1.	Valuation and income recognition differences between Dutch and US accounting principles

The consolidated financial statements of ING Group are presented in accordance with accounting principles generally applied in the Netherlands (“Dutch GAAP”). Dutch GAAP differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following is a summary of the significant differences.

a.	Purchase accounting and Goodwill and other intangible assets.

Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity immediately at the time of an acquisition.

U.S. GAAP requires that goodwill and intangible assets deemed to have an indefinite life be capitalized and be subject to annual impairment tests. Under FASB Statements of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets, goodwill is allocated to ING Group’s reporting units and goodwill impairment exists if the carrying value of goodwill exceeds its implied fair value (see note 7.12 on F-128). Other intangible assets are amortized over their useful lives. Under U.S. GAAP, goodwill arising on the purchase of a foreign entity is translated at closing rates with exchange differences taken to equity.

ING Group adopted SFAS 142 as of January 1, 2002 and recorded the cumulative effect of the accounting change for the transitional goodwill impairment charge of EUR 13,103 billion in the 2002 U.S. GAAP profit and loss account. Before implementation of SFAS 142 goodwill was amortized over its estimated economic life and was evaluated for impairment by comparing the entity-level unamortized balance of goodwill to projected undiscounted cash flows, which did not result in an indicated impairment.

Subsequent goodwill impairment tests are performed if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. ING Group performs the annual goodwill impairment test in the fourth quarter for all reporting units. There was a EUR 26 million charge from the annual goodwill impairment test in 2004. An impairment charge of EUR 101 million was recognized in the 2003 annual goodwill impairment test for goodwill allocated to the reporting unit Latin America. The 2004 and 2003 impairment charge are discussed in Note 7.12 on page F-128. There was no impact on ING Group’s net income or financial condition under Dutch GAAP since goodwill had not been capitalized but charged to equity immediately at the time of an acquisition.

This item includes other intangible assets, which under Dutch GAAP are recognized as goodwill.

b.	Real estate.

Under Dutch GAAP, investments in land and buildings are carried at the fair values, with any unrealized revaluations accounted for directly in shareholders equity. These assets are not depreciated. Impairment losses are first charged against the revaluation reserves existing for these assets. Any remaining impairment losses are charged to the profit and loss account. Results on disposal are charged to the profit and loss account.

Under U.S. GAAP, investments in land and buildings are carried at historical cost less accumulated depreciation and are adjusted for any impairment in value. Depreciation is calculated over the economic lives of the assets concerned. Results on disposal are charged to the profit and loss account.

c.	Valuation of debt securities.

The carrying amount of loans is adjusted for prepayment penalties and the effect of related fees, discounts and premiums. Differences between the nominal value of loans and their carrying amount are taken to the profit and loss account over the remaining life of the loans concerned using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

Investments in fixed-income securities are carried at redemption value under Dutch GAAP. Differences between redemption value and cost are amortized and charged to the profit and loss account over the remaining terms of the investments concerned using the effective interest method. Zero-coupon bonds are carried at amortized cost. Additionally, debt securities are recorded net of a provision for credit losses.

Under U.S. GAAP, the method of accounting for these assets depends on the classification of the securities concerned:

(i)	Securities held as part of the trading portfolio are stated at fair value. Realized and unrealized movements in the fair value are taken to the profit and loss account.

(ii)	Securities held until maturity are stated at amortized cost, differences between redemption value and cost being amortized and charged to the profit and loss account over the remaining terms of the investments concerned.

(iii)	Securities which are available for sale are stated at fair value with unrealized gains and losses reported in shareholders’ equity. Realized results on disposal are recognized in the profit and loss account.

Revaluation of debt securities classified as available-for-sale to fair value results in a reconciling item to shareholders’ equity. A portion of this reconciliation relates to assets held in support of policies where the policyholder shares in the profits of the Company. Unrealized results on available-for-sale securities are included in shareholders’ equity for U.S. GAAP purposes. When these results are realized, a portion may be passed to policyholders, at the discretion of the Company. As at December 31, 2004 the portion of unrealized gains which may be passed to policyholders is estimated at EUR 2.2 billion.

In addition, the revaluation reserve resulting from the valuation of debt securities at fair value is adjusted for the impact there of on the deferred acquisition costs.

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

ING Group accounts for certain securities in accordance with EITF Issue 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Pursuant to EITF 99-20, changes in the estimated yield of certain collateralized mortgage obligations are to be recorded on a prospective basis. If the fair value of the collateralized mortgage obligations has declined below its carrying amount and there has been an adverse change in the estimated future cash flows from previous estimates, the decline is considered to be other than temporary and the security is written down to fair value.

ING Group holds securities in a number of different currencies that are available for sale. The unrealized translation results are recognized in the profit and loss account under Dutch GAAP. EITF 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities, requires that these foreign currency translation results are recognized in shareholders’ equity as part of the fair value adjustment.

d.	Realized results on sales of debt securities.

The result on disposal of investments in debt securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference under Dutch GAAP. The yield differences are taken to the profit and loss account over the estimated average remaining life of the investment portfolio.

Under U.S. GAAP, the result on disposal is immediately recognized as income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

e.	Valuation of equity securities.

For Dutch GAAP, investments in equity securities are stated at fair value as at balance sheet date with unrealized gains and losses reported in shareholders’ equity (revaluation reserve), unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairments involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; taking into account the intent and ability to hold the securities under ING Group’s long-term investment strategy. If, in a subsequent period, the recoverable amount increases and the increase can be objectively related to an event occurring after the impairment was recognized in income, the impairment charge should be reversed, with the reversal included in net profit for the period.

Under U.S. GAAP, additional impairments are recognized for other than temporary unrealized losses on top of the impairments already recognized under Dutch GAAP after giving additional consideration to the extent to which the market value has been below cost price and the period of time for which the unrealized losses have existed. Impairments are treated as a reduction of the cost.

f.	Accounting for derivative financial instruments held for risk management purposes.

Under Dutch GAAP, derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis consistent with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged.

U.S. GAAP requires that derivatives be carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment.

SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet, as either an asset or liability, measured at its fair value. The change in a derivative’s fair value is generally to be recognized in the current period’s profit and loss account. However, if certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value of the derivative instrument should be recognized currently in the profit and loss account or in equity, depending on whether such designation is considered a fair value hedge, a cash flow hedge, or a hedge of a net investment in foreign operations. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item for the risk being hedged, are reported in the profit and loss account. For cash flow hedges the effective portion of the gains or losses on the derivative instrument are reported in equity and subsequently reclassified into the profit and loss account when the hedged item affects the profit and loss account. The remaining gains and losses in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e. ineffectiveness), is recognized in the profit and loss account during the period of change. For a hedge of a net investment in a foreign currency, the gain or loss is reported in equity to the extent it is effective.

For the purpose of reconciliation of Dutch GAAP shareholders’ equity and net profit to U.S. GAAP, the change in the fair values of the hedged items have been set off against the gains or losses on the derivative instrument for hedges that meet SFAS 133 fair value hedge criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

g.	Deferred acquisition costs of insurance contracts.

The acquisition costs of life insurance business involving the receipt of regular premiums are capitalized and amortized to the profit and loss account in proportion to future premiums. Under U.S. GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums.

For universal-life type contracts, investment contracts and for participating individual life insurance contracts, U.S. GAAP requires that deferred acquisition costs be amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change.

In addition, in accordance with SFAS 115, deferred acquisition costs related to universal-life type contracts, investment contracts and participating individual life insurance contracts are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The SFAS 115 adjustment to deferred acquisition costs is an adjustment to equity and is not taken through net profit. As a result of this adjustment U.S. GAAP equity has been reduced by EUR 778 million at December 31, 2004 (reduced by EUR 878 million at December 31, 2003).

h.	Pension liabilities and pension costs.

The pension rights of the majority of the staff are insured with separate pension funds. In accordance with Dutch GAAP, as from January 1, 1998, retroactive as from January 1, 1997, the pension expenses are based on a specific method of actuarial valuation of plan assets and related projected liabilities for accrued service including future salary indexation. Plan assets are taken at fair value. The pension expenses under U.S. GAAP are based on the same method of valuation of liabilities and assets. Differences in the level of expense and liabilities (or assets) occur due to the different transition dates under U.S. GAAP.

Under U.S. GAAP an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets. This additional liability is charged to shareholders’ equity. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future compensation levels.

i.	Post-retirement benefits.

Expenses and liabilities are determined under a similar methodology as described under pensions.

The benefit expense under U.S. GAAP is based on the same method of valuation of liabilities. Differences in the level of expense and liabilities occur due to the different transition date under U.S. GAAP.

j.	Provision for life policy liabilities.

In accordance with both Dutch GAAP and U.S. GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between Dutch GAAP and U.S. GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments. This item includes reserve strengthening provisions recorded under Dutch GAAP not permitted under U.S. GAAP.

Under both Dutch and U.S. GAAP, the liability for life policy benefits for traditional life insurance contracts is computed using a net level premium method with assumptions such as expected investment yields, mortality, morbidity, terminations and expenses consistent with the provisions of SFAS 60, Accounting and Reporting by Insurance Enterprises. These assumptions are based on expectations at the time the insurance contracts are made and include a provision for adverse deviation. Additionally, under both Dutch and U.S. GAAP, the adequacy of the provision for life

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amounts are in millions of euros, unless otherwise stated

policy benefits is evaluated each year and is augmented if necessary. The principal difference between Dutch and U.S. GAAP relates to applied investment yields for certain Group companies.

Under both Dutch and U.S. GAAP, the liability for life policy benefits for universal life and investment type contracts as described in SFAS 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realised Gains and Losses from the Sale of Investments, is equal to the balance that accrues to the benefit of policyholders at the balance sheet date.

These contracts include policies where the policyholder bears the investment risk, annual life funds and unit-linked policies. Investments related to such contracts are segregated and the majority is valued at fair value with changes in fair value recorded through current period earnings for both Dutch and U.S. GAAP.The liability for these contracts is generally equal to the fair value of the assets.

In the Netherlands, the principal individual life insurance contracts sold by the subsidiaries of ING Group provide for bonuses and distributions on account of interest or underwriting experience to policyholders based on the overall results of the operations. Such amounts are generally credited in the form of additional paid-up insurance.

Participating insurance contracts with such features are traditionally sold in the United States by mutual insurance companies. Under both Dutch and U.S. GAAP, the liability for these types of contracts is equal to the net level reserve consistent with the provisions of SFAS 120, Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts.

Under U.S. GAAP, the revaluation reserve resulting from the valuation of debt securities at fair value (as explained in item c.) is adjusted for the impact thereof on deferred profit sharing to policyholders.

k.	Provision for future catastrophe and other insurance provisions.

ING Group carries other insurance provisions for potential exposure to future losses. Amongst these is a non-life provision for future catastrophe and other accidental losses.

Under U.S. GAAP, these provisions are not allowed since such losses are recorded in the period they are incurred. Amounts that were released from the catastrophe provision are recorded in the profit and loss account under Dutch GAAP. For the purpose of the reconciliation to U.S. GAAP, these releases are not recognized in income as the corresponding liability is not allowed under U.S. GAAP. Amounts that are charged against the catastrophe provision under Dutch GAAP are recorded in the profit and loss account under U.S. GAAP.

l.	Valuation and profit recognition of equity investments.

This item relates to equity participations and certain equity investments. Equity participations that are held for sale are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account.

Under U.S. GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by ING Group, by the equity method.

The criteria on recognition of gains and losses on the sale of certain equity investments are more stringent under U.S. GAAP as compared to Dutch GAAP. As a result, profit on sale is not always recognized in the same accounting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

m.	Restructuring provision

Under Dutch GAAP, certain restructuring costs relating to employee terminations are recognised when a restructuring plan has been announced.

Under U.S. GAAP, liabilities related to termination benefits are recognised when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognised as benefits are earned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

6.2.	Reconciliation of Dutch GAAP shareholders’ equity and net profit to US GAAP

	Shareholders’ equity				Net profit
	2004	2003	2004	2003	2002
Amounts determined in accordance with Dutch GAAP:	25,866	21,331	5,968	4,043	4,500

Adjustments in respect of:

a. Goodwill:
Goodwill and other intangible assets	4,191	4,315	(164)	(125)	(29)
b. Real estate:
Valuation	(2,589)	(3,017)	(269)	(214)	(237)
Realized gains and losses on sales			178	267	179
c. Valuation of loans and debt securities	13,075	9,579	533	(6)	195
d. Realized results on sales of debt securities:
Realized gains and losses on sales			245	1,009	414
Reversal of provision for yield differences	(1,419)	(936)	(228)	(247)	(179)
Amortization of premiums and discounts			(344)	(172)	248
e. Valuation of equity securities			148	335	(1,085)
f. Accounting for derivative financial instruments held for risk management	(101)	(530)	425	(87)	(472)
g. Deferred acquisition costs of insurance contracts	(341)	(418)	(79)	(154)	25
h. Pension liabilities and pension costs	(974)	(962)	38	53	24
i. Post-retirement benefits	52	52	5	(11)	(5)
j. Provision for life policy liabilities	(448)	(650)	280	5	(51)
k. Provision for future catastrophe and other insurance provisions	17	21	2	(96)	(172)
l. Valuation and profit recognition of equity investments	(138)	115	5	25	8
m. Restructuring provision	60		60
Sub-total	11,385	7,569	835	582	(1,137)
Tax effect of the adjustments	2,503	1,207	141	129	(99)
Minority interest in adjustment (after tax)	346	314	26	16	14

Total adjustments	9,228	6,676	720	469	(1,024)

Amounts determined in accordance with U.S. GAAP (excluding effects of changes in accounting principles):	35,094	28,007	6,688	4,512	3,476

Cumulative effects of changes in accounting principles(1)			(91)		(13,103)

Amounts determined in accordance with U.S. GAAP:	35,094	28,007	6,597	4,512	(9,627)

(1)	The cumulative effect of changes in accounting principles in 2004 is EUR 91 million as explained in note 6.8 (2003: nil, 2002: EUR 13,103 million as explained in note 7.12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

6.3. Net profit per share

	2004	2003	2002
Net profit determined in accordance with Dutch GAAP	5,968	4,043	4,500
Reconciling adjustments to net profit U.S. GAAP	629	469	(14,127)
Net profit/(loss) determined in accordance with U.S. GAAP	6,597	4,512	(9,627)
Dividend on preference shares	(14)	(21)	(21)
Dutch GAAP	5,954	4,022	4,479
U.S. GAAP	6,583	4,491	(9,648)

Weighted average ordinary shares outstanding	2,125.3	2,014.4	1,928.0

Basic earnings/(loss) per share:
Dutch GAAP	2.80	2.00	2.32
U.S. GAAP (excluding effects of changes in accounting principles)(1)	3.14	2.23	1.79
U.S. GAAP (including effects of changes in accounting principles)(1)	3.10	2.23	(5.00)

Diluted earnings/(loss) per share:
Dutch GAAP	2.80	2.00	2.32
U.S. GAAP (excluding effects of changes in accounting principles)(1)	3.14	2.23	1.79
U.S. GAAP (including effects of changes in accounting principles)(1)	3.10	2.23	(5.00)

(1)	The cumulative effect of changes in accounting principles in 2004 is EUR 91 million as explained in note 6.8. (2003: nil, 2002: EUR 13,103 milion as explained in note 7.12.).

Method of computation of basic and diluted earnings per share has been described in note 3.5.

6.4.	Presentation differences between Dutch and US accounting principles

In addition to the differences in valuation and income recognition principles, other differences, essentially related to presentation, exist between Dutch and U.S. GAAP. Although these differences do not cause differences between Dutch and U.S. GAAP reported net profit and/or shareholders’ equity, it may be useful to understand them to better interpret the financial statements presented in accordance with Dutch GAAP. The following is a summary of the classification differences that pertain to the basic financial statements.

a.	Tangible fixed assets, comprised primarily of data processing equipment and other movable assets used in the company’s operations, are presented as a separate item in the balance sheet.

Under U.S. GAAP, such assets are presented, together with all other assets used in the company’s operations, under Property and equipment.

b.	Joint ventures are accounted for using proportionate consolidation, reflecting the share in ownership(2). Under U.S. GAAP, such investments are accounted for using the equity method.

(2)	Total assets proportionally consolidated in the Dutch GAAP financial statements in 2004 is EUR 7,748 million (2003: EUR 7,852 million), total profit before income tax proportional consolidated in the Dutch GAAP financial statements in 2004 is EUR 245 million (2003: EUR 62 million; 2002: EUR 41 million).

c.	Real estate properties in use by ING Group’s operating entities are presented as an investment, and the related rental income as investment income and operating expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Under U.S. GAAP, real estate owned and occupied by a business unit is presented separately under the caption Property and equipment, and the impact of rental income and expense is eliminated from the profit and loss account.

d.	Equity securities of shareholdings in enterprises in the same industries as ING Group and certain receivables from the same enterprises are reported as participating interests, regardless of whether they are accounted for using the equity method.

Under U.S. GAAP, only shareholdings that are accounted for under the equity method are presented separately from other investments in equity securities. Furthermore, a subsidiary presented as participating interest under Dutch GAAP is consolidated under U.S. GAAP.

e.	Investments for the risk of policyholders, interest in investment pools and deposits with reinsurers are included in Investments.

Under U.S. GAAP, investments for the risk of policyholders that meets the definition of separate accounts are reported as such. Interests in investment pools and deposits with reinsurers are included in Other assets.

f.	Assets, other than real estate, under operational lease contracts are classified as Lending.

Under U.S. GAAP, assets under operational lease contracts are included in Other assets.

g.	The balance sheet value of derivative contracts is included in Other assets and Other liabilities.

Under U.S. GAAP the gross positive and negative fair values of derivatives that are considered to be held for trading purposes are presented under Trading account assets and Trading account liabilities.

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

Under U.S. GAAP, the insurance liabilities are presented on a gross basis and the reinsured portion as an asset under Reinsurance receivables. Reinsurance ceded results are applied to each appropriate caption of the profit and loss account.

j.	Premium income of the non-life operations is presented on a written basis, with the change in unearned premiums reported as an underwriting expenditure.

Under U.S. GAAP, non-life premium income is presented on an as earned basis.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Under U.S. GAAP, premiums collected on these types of products are not reported as revenue in the profit and loss accounts; revenues from these products are amounts assessed against policyholders and are reported in the period that the amounts are assessed unless evidence indicates that the amounts are designed to compensate for services provided over more than one period.

l.	Death and surrender benefits paid on universal-life type contracts and the corresponding release of the provision for life policy benefits are reported separately as underwriting expenses in the profit and loss accounts.

Under U.S. GAAP, these items are not reported separately; the amount of expense reported for these products is the amounts paid in excess of the related release of the provision for life policy benefits.

m.	Interest paid to contract holders of guaranteed investment contracts is reported as an investment expense that is netted against investment income.

Under U.S. GAAP, the interest paid to contract holders of guaranteed investment contracts is reported as an underwriting expense and not netted against investment income.

n.	Short-term and long-term borrowings are included in the following captions: funds entrusted to and debt securities of the banking operations and other liabilities.

Under U.S. GAAP, short-term borrowings are presented separately from long term borrowings.

o.	If the financial statements had been prepared in accordance with U.S. GAAP, certain items, which are included in interest income and expense, would have been classified differently. Included in these captions are, among others, the amortization of realized gains (losses) on sales of certain financial instruments used in interest rate risk management which have been deferred, results of interest arbitrage transactions and certain loan fees.

Under U.S. GAAP, realized gains (losses) on sales of financial instruments are classified as either trading income or separately as results from sales. Results of interest arbitrage transactions are included in trading income under U.S. GAAP.

p.	Investment expenditures include certain amounts for interest charges and value adjustments to investments as well as administrative expenses.

Under U.S. GAAP, investment expenditures would generally only include administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

6.5.	Condensed consolidated balance sheet

The following is a condensed consolidated balance sheet of ING Group, for the years ended December 31, 2004 and 2003, restated to reflect the impacts of the valuation and presentation differences between Dutch and U.S. GAAP.

		2004		2003
	U.S. GAAP Dutch GAAP		U.S. GAAP Dutch GAAP
Assets

Total investments	333,252	398,014	270,031	335,003
Separate accounts	77,663		70,552
Trading account assets	73,929	47,103	65,230	40,206
Loans	315,429	317,466	288,148	292,556
Banks	57,637	57,300	61,185	61,060
Cash and due from banks	8,807	8,807	11,738	11,738
Participating interests	2,216	3,304	1,382	3,167
Reinsurance receivables	6,851	388	5,349	567
Other receivables	9,678	9,545	11,120	10,880
Deferred policy acquisition costs	10,009	10,350	9,342	9,760
Goodwill and other intangible assets	4,191		4,315
Property and equipment	2,714	1,252	3,223	1,311
Other assets	15,806	12,672	17,162	12,523

Total assets	918,182	866,201	818,777	778,771

Liabilities

Future policy benefits, claims reserves, other policyholder funds and unearned premiums	217,552	210,107	203,361	198,035
Deposits	365,161	435,907	306,354	377,824
Banks	113,173	112,797	100,986	102,115
Trading account liabilities	26,007		25,104
Short-term borrowings and current maturities of long-term debt	50,060		52,464
Long-term borrowings, excluding current maturities	61,327		56,677
Other liabilities	45,497	78,029	41,604	75,953

Total liabilities	878,777	836,840	786,550	753,927
Minority interests	4,311	3,495	4,220	3,513
Shareholders’ equity	35,094	25,866	28,007	21,331

Total liabilities, minority interests and shareholders’ equity	918,182	866,201	818,777	778,771

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

6.6.	Condensed consolidated profit and loss account

The following is a condensed consolidated profit and loss account of ING Group, for the years ended December 31, 2004, 2003 and 2002 to reflect the impacts of the valuation and presentation differences between Dutch and U.S. GAAP.

		2004		2003		2002
	U.S. GAAP Dutch GAAP		U.S. GAAP Dutch GAAP		U.S. GAAP Dutch GAAP
Revenues	49,756	68,404	48,025	64,766	49,316	71,916
Expenses	40,912	60,395	41,555	58,889	44,504	65,995

Profit before income taxes	8,844	8,009	6,470	5,877	4,812	5,921
Income taxes	1,910	1,769	1,630	1,490	990	1,089

Profit after income taxes	6,934	6,240	4,840	4,387	3,822	4,832
Minority interests	246	272	328	344	346	332

Net profit (excluding effect of changes in accounting principles)	6,688	5,968	4,512	4,043	3,476	4,500
Cumulative effect of changes in accounting principles	(91)				(13,103)

Net profit/(loss) (including effect of changes in accounting principles)	6,597	5,968	4,512	4,043	(9,627)	4,500

Revenues under Dutch GAAP are reconciled to Revenues under US GAAP as follows:

	2004	2003	2002
Revenues, Dutch GAAP	68,404	64,766	71,916

Presentation differences premium income	(19,527)	(17,480)	(22,748)
Presentation differences investment income	31	(57)	(50)
Valuation differences investment income	848	796	198

Revenues U.S. GAAP	49,756	48,025	49,316

Presentation differences relate to Dutch GAAP revenue that is not included in revenue under U.S. GAAP, but equally impacts expenses under U.S. GAAP; therefore, there is no impact on net income.

As from 2004 Guaranteed Investment Contracts are no longer included in revenues (Premium-income) and expenses (Underwriting expenditure) as described in Note 1.3. The comparative figures have been adjusted accordingly.

As from 2003, Additions to the provision for investment losses are reported on a separate line within Expenses. Previously, these additions were reported as an item within Revenues, as described in Notes 3.1.2.

6.7.	Consolidated Statement of cash flows

The Consolidated Statement of cash flows presented according to International Accounting Standards is included on page F-6.

6.8	Newly issued accounting standards

Adoption of FIN No. 46-R

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

(“FIN 46”), “Consolidation of Variable Interest Entities (“VIEs”)”. In December 2003, the FASB issued a revised FIN 46 (“FIN 46-R”) to clarify some of the provisions in the original interpretation and to exempt certain entities from its requirements. FIN 46-R changed the method of determining whether certain entities (VIEs) should be included in the consolidated financial statements. Many VIEs are commonly referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. FIN 46-R requires ING Group to consolidate a VIE if ING Group is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both (i.e. when ING Group is the ‘primary beneficiary’). In addition, the primary beneficiary is required to make certain disclosure in relation to the VIE.

Application of FIN 46-R for ING Group was required as of January 1, 2004. ING Group is a party to a number of VIEs, including Asset Backed Commercial Paper Conduits, Structured Investment Vehicles, Collateralized Debt Obligations (CDOs), structured finance transactions and investment funds. Based on FIN 46-R, ING Group is required to consolidate certain VIEs that were previously not consolidated. Additionally to the VIEs consolidated in INGs figures under Dutch GAAP, ING consolidated in its reporting in accordance with U.S. GAAP Asset Backed Commercial Paper (ABCP)-conduits with a balance sheet total EUR 4 billion. There is no significant impact on shareholders’ equity and net result under U.S. GAAP.

ING holds positions in its investment portfolio, mainly investments in asset backed securities, including mortgage backed securities, issued by variable interest entities (“VIEs”), which ING does not consolidate because ING is not the primary beneficiary of any of these VIEs. Although actual losses, if any, are not expected to be material, ING’s maximum exposure to loss as a result of its involvement with these VIEs was EUR 61 billion at December 31, 2004. For this purpose, maximum exposure to loss of the asset-backed securities is equal to the carrying amount of these investments.

Adoption of SOP 03-01

In July 2003, the Accounting Standards Executive Committee (“AcSec”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). SOP 03-01 established several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities. In addition, the SOP requires additional liabilities be established for certain guaranteed death benefits and for products with certain patterns of cost of insurance charges, and also that sales inducements provided to contract holders be recognized on the balance sheet separately from deferred policy acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs.

ING Group adopted SOP 03-01 as of January 1, 2004 and determined that it is affected by the SOP’s requirements to account for certain separate account arrangements as general account arrangements, to establish additional liabilities for certain guaranteed benefits and for products with patterns of cost of insurance charges that result in losses in later policy durations from the insurance benefit function, and to defer, amortize, and recognize separately sales inducements to contract holders. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 45 million (net of tax) in the 6 month period ended June 30, 2004.

In June 2004, the FASB issued FASB Staff Position (“FSP”) 97-1, “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long- Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability”. FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-1. ING Group’s adoption of FSP 97-1 on July 1, 2004 did not significantly impact ING Group’s consolidated financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid (“TPA”) to SOP 03-01. The TPA clarified certain key implementation issues with respect to SOP 03-01. ING Group adopted the TPA with an effective date as of January 1, 2004. The TPA had no impact on ING’s annuity business; there was an impact on ING’s interest-sensitive life insurance business. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 46 million (net of tax). This is in addition to the impact of the adoption of SOP 03-01, in the first quarter of 2004 for a total cumalative effect of EUR 91 million.

On a Dutch GAAP basis, the cumulative effect of a change in accounting principle is reported in shareholders’ equity and resulted in a reduction to shareholders’ equity of EUR 91 million. On a U.S. GAAP basis, the cumulative effect of a change in accounting principle is reported in net income and resulted in a reduction to net income of the same amount.

Adoption of SFAS 132 (R)

In December 2003, the Financial Accounting Standards Board revised SFAS No.132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (“SFAS 132-R”), which retains most of the disclosure requirements of SFAS 132 and requires additional disclosure in financial statements about the assets, obligations, cash flows, and net periodic benefit cost of domestic defined benefit pension plans and other domestic defined benefit postretirement plans for periods ending after December 15, 2003; however certain disclosures about foreign plans and expected future benefit payments are effective for fiscal years ending after June 15, 2004. Accordingly, the new disclosures are included in the notes to the consolidated financial statements. ING Group’s adoption of SFAS 132-R did not have an impact on ING Group’s shareholders’ equity and net profit on a U.S. GAAP basis since it only revised disclosure requirements.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board revised SFAS No.123, “Share-Based Payments” (“SFAS 123R”). SFAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. ING Group is required to apply SFAS 123R on a modified prospective method. Under this method, ING Group is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS 123R is effective for the first reporting period beginning after June 15, 2005. However, ING Group has elected to adopt SFAS 123R as of January 1, 2005 to contribute to the alignment of U.S. GAAP and IFRS. Management has not completed its evaluation of the effect that SFAS 123R will have, but believes that the effect will be consistent with the amounts disclosed in its pro forma disclosures.

Exchanges of Nonmonetary Assets

In December 2004, Financial Accounting Standards Board issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions. The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in SFAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. ING Group does not expect the adoption of SFAS 153 to have a material effect on ING Group’s shareholders’ equity and net profit on a U.S. GAAP basis since the adoption of SFAS 153 will contribute to the alignment of U.S. GAAP and IFRS.

EITF 03-01

In March 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on EITF 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which establishes an impairment model for determining when certain debt and equity securities are considered impaired and whether that impairment is other-than-temporary. An impairment loss should be recognized for the difference between the investment’s carrying value and its fair value when an impairment is other-than-temporary. Subsequent to an other-than-temporary impairment loss, a debt

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

security should be accounted for in accordance with SOP 03-03, Accounting for Loans and Certain Debt Securities Acquired in a Transfer, which allows the accretion of the difference between the carrying value and expected value of a security if the amount and timing of the recognition of that difference in cash is probable and reasonably estimable.

EITF 03-01 will require ING Group, among other things, to make an assertion of their intent and ability to hold a security that has a fair value that is below cost for a period necessary to allow for recovery of fair value. Absent such an assertion, the security will be considered other-than-temporarily impaired. As a result of concerns expressed by various constituents, the FASB has agreed to provide additional implementation guidance as to the application of the “intent and ability to hold” requirement to certain debt securities and to defer the application of EITF 03-01 until the additional guidance is issued. ING Group has complied with the disclosure requirements of EITF 03-1 which were effective December 31, 2003. The accounting guidance of EITF 03-1 relating to the recognition of investment impairment has been delayed pending the development of additional guidance. ING Group continues to monitor the progress of this developing standard and is currently evaluating the potential impact. Total unrealized losses on debt securities as of December 31, 2004 is EUR 769 million as discussed under Investment portfolio impairments and unrealized losses on page 78.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

7. ADDITIONAL INFORMATION REQUIRED UNDER US GAAP

The following information represents additional disclosures required under U.S. GAAP. The information has been prepared in accordance with Dutch GAAP unless it specifically states that it is based on U.S. GAAP.

7.1. Investments

Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans. Following is a summary of investments in marketable securities at December 31, 2004 and 2003, on a U.S. GAAP basis. Amounts reported in the column “Balance sheet value” correspond to the Dutch GAAP balance sheet.

		Gross	Gross	Estimated	Balance
	Amortized	unrealized	unrealized	fair	sheet
	cost	gains	losses	value	value
December 31, 2004
Debt securities available-for-sale:
– Dutch Government	9,458	872	1	10,329	9,476
– Foreign Governments	82,138	5,688	84	87,742	82,164
– Corporate debt securities	99,058	3,989	262	102,785	97,308
– Mortgage-backed securities	75,151	1,144	329	75,966	74,701
– Other	6,985	327	93	7,219	6,946

Sub-total	272,790	12,020	769	284,041	270,595
Shares and convertible debentures	8,204	2,404	152	10,456	10,456

Total	280,994	14,424	921	294,497	281,051

December 31, 2003
Debt securities available-for-sale:
– Dutch Government	10,357	685	63	10,979	10,338
– Foreign Governments	66,920	3,368	359	69,929	66,202
– Corporate debt securities	86,458	3,249	525	89,182	48,293
– Mortgage-backed securities	43,662	932	252	44,342	43,451
– Other	10,328	493	45	10,776	47,631

Sub-total	217,725	8,727	1,244	225,208	215,915
Shares and convertible debentures	8,334	2,518	164	10,688	10,688

Total	226,059	11,245	1,408	235,896	226,603

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The table below provides the gross unrealized loss of EUR 921 million as of December 31, 2004 broken down by type of security and by the period of time for which the fair value was below cost price:

	Less than	Between	More than
	6 months	6 and 12 months	12 months
	below cost	below cost	below cost	Total
Debt securities available-for-sale:
– Dutch Government		1		1
– Foreign Governments	29	17	38	84
– Corporate debt securities	79	55	128	262
– Mortgage-backed securities	124	118	87	329
– Other	37	5	51	93

Sub-total	269	196	304	769
Shares and convertible debentures	67	26	59	152

Total	336	222	363	921

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

		2004
	Amortized	Estimated
	cost	fair value
– Within one year	18,951	19,111
– After 1 year through 5 years	63,177	65,430
– After 5 years through 10 years	79,207	83,481
– After 10 years	35,737	39,475
– Without maturity	567	578
– Mortgage-backed securities	75,151	75,966

Total	272,790	284,041

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Realized results on the sales of investment securities

During the years ended December 31, 2004, 2003 and 2002 proceeds from sales of debt securities were EUR 116,518 million, EUR 144,922 million and EUR 169,332 million respectively. For the same periods, proceeds from sales of shares and convertible debentures were EUR 5,901 million, EUR 7,481 million and EUR 10,421 million respectively.

Results on the sales of debt securities give rise to a reconciling item between Dutch GAAP and U.S. GAAP as discussed in Note 6.1.d. Under Dutch GAAP, the difference between redemption value and the purchase price as well as realized results on sales of debt securities are reported in the provision for yield differences. The provision for yield differences also includes realized results on the termination of derivative financial instruments.

The changes in the provision for yield difference are as follows:

	2004	2003	2002
Opening balance	126	875	1,688
Additions	(522)	(1,463)	(2,034)
Amortization	141	662	1,242
Foreign currency translation adjustments	26	52	(21)

Ending balance	(229)	126	875

The change in the revaluation reserves to realized and unrealized results on shares and convertible debentures consists of:

	2004	2003	2002
Realized gains and losses	(590)	20	(1,003)
Unrealized gains and losses	608	239	(3,977)

Total	18	259	(4,980)

The portion of trading gains and losses for the year ended December 31, 2004, 2003 and 2002 that relates to trading securities still held at December 31, amounts to EUR (154) million, EUR 18 million and EUR 8 million respectively.

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

\

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The following table summarizes ING Group’s investments in impaired loans as of December 31. In accordance with SFAS 114 Accounting by Creditors for Impairment of a Loan, small balance homogeneous loans such as consumer mortgages and loans and small business loans are excluded from the definition of impaired loans presented below.

	2004	2003
Total recorded investment in impaired loans at December 31	6,181	7,681
Amount of impaired loans for which a provision exists	4,545	5,691
Amount of provision related to impaired loans	2,671	2,831
Average recorded investment in impaired loans during the period	6,480	7,301
Interest income on impaired loans recognized in the period	176	277
Interest income on impaired loans recognized on a cash basis	96	137

7.3. Deferred tax assets

The net deferred tax assets amounting to EUR 3,852 million (2003: EUR 4,784 million) includes a valuation allowance of EUR 520 million (2003: EUR 946 million).

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

Where a constructive obligation exists by a business to provide benefits as established by a history of such benefits, these have been valued in accordance with International Financial Reporting Standards.

Pension Investment Strategy

The primary financial objective of the ING Employee Benefit Plan (the Plan) is to secure participant retirement benefits. As such, the key objective in the Plan’s financial management is to promote stability and, to the extent appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities).The investment strategy for the Plan’s portfolio of assets (the Fund) balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Fund in an effort to accomplish the Plan’s funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by precise mandates and are measured against specific benchmarks. Among managers, consideration is given, among others, to balancing security concentration, investment style, and reliance on particular active investment strategies. ING will review its asset mix of the fund on a regular basis. Generally, ING will rebalance the fund’s asset mix to the target mix as individual portfolios approach their minimum or maximum levels.

Determination of Expected Return on Assets

An important element for financial reporting is the assumption for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plan’s asset allocation, historical returns on the types of assets held in the Fund, and the current economic environment. Based on these factors, it is expected that the Fund’s assets will earn an average percentage per year over the long term. This estimation is based on an active return on a compound basis, with a reduction for administrative expenses and non-ING investment manager fees paid from the Fund. For estimation purposes, it is assumed the long term asset mix will be consistent with the current mix. Changes on the asset mix

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

could impact the amount of recorded pension income or expense, the funded status of the Plan, and the need for future cash contributions.

Net periodic pension cost

The aggregate amount of the net periodic pension cost for the defined benefit pension plans computed in accordance with SFAS 87 Employers’ Accounting for Pensions is presented below.

	2004	2003	2002
Service cost	433	405	467
Interest cost	633	628	599
Expected return on assets	(685)	(645)	(647)
Amortization of:
Transition obligation (asset)	(0)	(16)	(17)
Actuarial (gain) loss	107	113	19

Net employer cost	488	485	421

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the defined benefit retirement plans over 2004 and 2003 is presented in the following table:

	2004	2003
Net benefit obligation beginning of year	11,710	11,054
Service cost	433	405
Interest cost	633	628
Plan participants’ contributions	2	3
Effect of prior service cost	60	(1)
Actuarial (gain) loss	1,043	403
Acquisitions and disposals	(248)
Curtailments	(1)	3
Gross benefits paid	(392)	(388)
Currency (gains) loss	(88)	(222)
Other	70	(175)

Net benefit obligation at end of year	13,222	11,710

The Accumulated Benefit Obligation is EUR 10,424 million at December 31, 2004 (2003: EUR 9,008 million).

Fair value of plan assets

A detailed reconciliation of the Fair Value of Plan Assets for the defined benefit retirement plans over 2004 and 2003 is presented in the following table:

	2004	2003
Fair value of plan assets at beginning of year	9,651	8,841
Actual return on plan assets	871	836
Employer contributions	663	526
Plan participants’ contributions	2	2
Acquisitions	(134)
Gross benefits paid	(392)	(388)
Currency gains	(65)	(166)
Other	68

Fair value of plan assets	10,664	9,651

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2004 and 2003 including amounts recognized in the ING Group’s financial statements is presented in the following table:

	2004	2003
Under-funded status at end of year	2,558	2,059
Unrecognized net actuarial loss	(3,032)	(2,315)
Unrecognized prior service cost	(60)	2
Unrecognized net transition (obligation) or asset	3	(1)

Net amount recognized at end of year	(531)	(255)

These amounts recognized in the statement of financial position consist of the following:

	2004	2003
Prepaid benefit cost	(1,256)	(1,188)
Accrued benefit cost	727	934
Additional minimum liability	418	366
Intangible asset	(3)	(5)
Accumulated other comprehensive income	(417)	(362)

Net amount recognized at end of year	(531)	(255)

A breakdown of the Projected Benefit Obligation (PBO) and Fair Value of the Plan Assets is given below:

	December 31, 2004		December 31, 2003		December 31, 2002
	Assets	PBO	Assets	PBO	Assets	PBO
	exceed	exceeds	exceed	exceeds	exceed	exceeds
	PBO	assets	PBO	assets	PBO	assets
PBO	690	12,532	690	11,020	2,855	8,199
Fair Value of Plan Assets	823	9,841	769	8,882	2,974	5,867

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	2004	2003	2002
Discount rate (end of period)	4.75%	5.50%	6.00%
Salary increase (end of period)	2.50%	2.50%	2.75%

Expected return on assets	6.75%	7.25%	7.50%

All assumptions except the expected return on assets were weighted by projected benefit obligations. The expected rate of return on assets assumption was weighted by the fair value of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Plan Assets

ING Group’s pension plan asset allocation at December 31, 2004, and 2003, target allocation for 2005, and expected long-term rate of return by asset category are as follows:

				Weighted-
				Expected
		Percentage		Average
	Target	of Plan Assets at		Long-Term
	Allocation	December 31		Rate of return
	2005	2004	2003	2004
Asset Category
Equity securities	35.80%	37.90%	39.40%	8.25%
Debt securities	56.90%	52.00%	54.40%	5.25%
Real estate	6.40%	8.20%	6.20%	6.50%
Other	0.90%	1.90%		4.00%

Total	100.00%	100.00%	100.00%

Equity securities include ING Group common stock in the amounts of nil at December 31, 2004 (2003: EUR 39 million, 0.40% of total plan assets).

Cash Flows

It is expected that EUR 624 million will be contributed to the pension plans during 2005 to satisfy minimum funding requirements. The Company anticipates that the contributions will comprise EUR 624 million in cash.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Employer Contributions	Pension Benefits (in USD)
2005	267
2006	306
2007	331
2008	347
2009	370
Years 2010 – 2014	2,140

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

7.5 Post-retirement benefits other than pensions

ING Group provides post-retirement health care benefits to a number of retired employees in certain countries, principally the Netherlands and the United States, which are unfunded.

Net periodic benefit cost

The aggregate amount of net periodic benefit costs for the post employment benefit plans computed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

in accordance with SFAS 106 Employers’ Accounting for Postretirement Benefits Other Than Pensions principles is presented below:

	2004	2003	2002
Service cost	31	23	21
Interest cost	35	32	31
Amortization of:
Prior service costs	(1)	2	3
Actuarial (gain) loss	2	2	(2)

Net employer cost	67	59	53

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the defined benefit post retirement plans other than pensions over 2004 and 2003 is presented in the following table:

	2004	2003
Net benefit obligation beginning of year	613	515
Service cost	31	23
Interest cost	35	33
Effect of prior service cost	(17)	(4)
Actuarial (gain) loss	70	76
Curtailments		(1)
Gross benefits paid	(16)	(3)
Currency (gains) loss	(7)	(23)
Other	1	(3)

Net benefit obligation at end of year	710	613

The Accumulated Benefit Obligation is EUR 613 million at December 31, 2004 (2003: EUR 496 million).

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2004 and 2003 including amounts recognized in the ING Group’s financial statements is presented in the following table:

	2004	2003
Under-funded status at end of year	710	613
Unrecognized net actuarial loss	(181)	(115)
Unrecognized prior service cost	(14)	(27)
Unrecognized net transition obligation	(1)	(1)

Net amount recognized at end of year	514	470

These amounts recognized in the statement of financial position consist of the following:

	2004	2003
Prepaid benefit cost	(11)	(9)
Accrued benefit cost	525	479

Net amount recognized at end of year	514	470

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

As there are no Plan Assets supporting these obligations, for all plans the Projected Benefit Obligation (PBO) and the Accumulated Benefit Obligation (ABO) exceed the assets.

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	2004	2003
Discount rate (end of period)	4.75%	5.50%
Salary increase (end of period)	2.50%	2.50%

All assumptions were weighted by projected benefit obligations.

Valuation of the major Dutch plans assumes that medical cost inflation will fall from its current level of 7.8% (2003: 6.4%; 2002: 3.0%) over the next five years and reach a constant level of 2.75% thereafter. The discount rate assumed at December 31, 2004 was 4.75% (2003: 5.5%; 2002: 5.75%). The valuation of the major U.S. plans assume that medical cost inflation will fall from its current level of 10.0% (2003 and 2002: 10.0%) over the next few years and reach a constant level of 5.0% (2003 and 2002: 5.0%) in five years. The weighted average discount rate assumed for the major U.S. plans at December 31, 2004 was 6.25% (2003: 6.25%; 2002: 6.75%).

Cash Flows

It is expected that EUR 15 million will be contributed to the post retirement benefit plans other than pensions during 2005 to satisfy minimum funding requirements. The Company anticipates that the contributions will comprise EUR 15 million in cash.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Post Retirement
Benefits Other Than Pensions
2005	21
2006	22
2007	24
2008	25
2009	26
Years 2010 – 2014	139

An increase of 1% in the assumed health care costs for each future year would have resulted in an additional accumulated projected benefit obligation of EUR 146 million at December 31, 2004 (2003: EUR 120 million; 2002: EUR 81 million) and an increase in the charge for the year of EUR 12 million (2003: EUR 7 million; 2002: EUR 11 million). A decrease of 1% in the assumed health care costs for each future year would have resulted in lower accumulated projected benefit obligation of EUR 108 million at December 31, 2004 (2003: EUR 87 million; 2002: EUR 46 million) and a decrease in the charge for the year of EUR 9 million (2003: EUR 6 million; 2002: EUR 7 million).

7.6 Post employment benefits

ING Group provides post employment benefits to eligible employees based on employee pensionable remuneration.

Net periodic benefit cost

The aggregate amount of net periodic benefit costs for the post employment benefit plans computed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

in accordance with SFAS 112 Employers Accounting for Postemployment Benefits principles is presented below:

	2004	2003	2002
Service cost	6	6	8
Interest cost	15	16	32
Expected return on assets	(12)	(13)	(14)
Amortization of:
Curtailments			(128)

Net employer cost	9	9	(102)

Projected benefit obligation

A detailed reconciliation of the Projected Benefit Obligation for the post employment benefit plans over 2004 and 2003 is presented in the following table:

	2004	2003
Net benefit obligation beginning of year	335	450
Service cost	6	6
Interest cost	15	16
Actuarial (gain) loss	(3)	(20)
Gross benefits paid	(7)	(117)
Other	(57)

Net benefit obligation at end of year	289	335

The Accumulated Benefit Obligation is EUR 14 million at December 31, 2004 (2003: nil).

Fair value of plan assets

A detailed reconciliation of the Fair Value of Plan Assets for the post employment benefits over 2004 and 2003 is presented in the following table:

	2004	2003
Fair value of plan assets at beginning of year	217	227
Actual return on plan assets	(36)	13
Employer contributions	(3)	94
Gross benefits paid	(7)	(117)

Fair value of plan assets	171	217

Funded status reconciliation

A detailed reconciliation of the funded status at December 31, 2004 and 2003 including amounts recognized in the ING Group’s statement of financial position is presented in the following table:

	2004	2003
(Funded) or under-funded status at end of year	118	118
Unrecognized net actuarial gain or (loss)	(13)	36
Unrecognized prior service cost	59

Net amount recognized at end of year	164	154

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

These amounts recognized in the statement of financial position consist of the following:

	2004	2003
Accrued benefit cost	(164)	(154)

Net amount recognized at end of year	(164)	(154)

A breakdown of the Projected Benefit Obligation (PBO) and Fair Value of the Plan Assets is given below:

	December 31, 2004		December 31, 2003
	Assets	PBO	Assets	PBO
	exceed	exceeds	exceed	exceeds
	PBO	assets	PBO	assets
PBO		289		335
Fair Value of Plan Assets		171		217

Financial assumptions

The weighted average of principal actuarial assumptions used for valuation purposes, rounded to the nearest 25 basis points, were:

	Dec 31,	Dec 31,
	2004	2003
Discount rate (end of period)	3.25%	5.75%
Salary increase (end of period)	2.50%	2.50%

Expected return on assets	6.75%	7.25%

Expected return on assets is weighted by the fair value of assets. All other assumptions were weighted by projected benefit obligations.

Plan Assets

ING Group’s post employment benefits plan asset allocation at December 31, 2004, and 2003, target allocation for 2005, and expected long-term rate of return by asset category are as follows:

				Weighted-Average
				Expected
	Target	Percentage of Plan Assets at		Long-Term
	Allocation	December 31		Rate of return
	2005	2004	2003	2004
Asset Category
Equity securities	35.80%	37.80%	39.40%	8.25%
Debt securities	56.90%	52.00%	54.40%	5.25%
Real estate	6.40%	8.20%	6.20%	6.50%
Other	0.90%	2.00%		4.00%

Total	100.00%	100.00%	100.00%

Equity securities do not include ING Group common stock at December 31, 2004 or December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Cash Flows

Of the EUR 14 million is expected to be contributed to fund the other post-employment benefit plans during 2005, the entire contribution is discretionary, as the plans are not subject to any minimum regulatory funding requirements. The contribution is expected to be in the form of cash.

7.7. Analysis of the non-life liability for unpaid claims and claims adjustment expenses

Activity in the non-life liability for unpaid claims and claims adjustment expenses is as follows:

	2004	2003
Gross opening balance at January 1	7,911	8,106
Less reinsurance recoverable	614	807

Net opening balance at January 1	7,297	7,299
Changes in composition of the group	215	(13)

Adjusted net opening balance at January 1	7,512	7,286
Additions:
– for the current year	3,609	3,579
– for prior years	(311)	(15)
– interest accrual of provision for disability losses	123	82

	3,421	3,646

Claim settlements and claim settlement costs:
– for the current year	1,685	1,914
– for prior years	1,711	1,518

	3,396	3,432
Exchange differences	(119)	(198)
Other movements	(41)	(5)

Net ending balance at December 31	7,377	7,297
Plus reinsurance recoverable	1,134	614

Gross ending balance at December 31	8,511	7,911

ING Group had an outstanding balance of EUR 96 million at December 31, 2004 (EUR 111 million at December 31, 2003; EUR 112 million at December 31, 2002) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos –related illness and toxic waste cleanup, the management of ING Group considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated continually.

The release of the provision from prior years in 2004 is a result of favourable underwriting results in several business units. In particular, the Netherlands business units benefited from a change in legal requirements for health and disability benefits and Canada experienced an unexpectedly mild winter.

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

			2004			2003
	Domestic	Foreign	Total	Domestic	Foreign	Total
Fixed rate debt securities
– 1 year or less	5,843	18,820	24,663	7,807	21,806	29,613
– 2 years or less but over 1 year	1,419	1,786	3,205	765	2,376	3,141
– 3 years or less but over 2 years	1,408	2,173	3,581	1,367	1,048	2,415
– 4 years or less but over 3 years	1,277	2,631	3,908	1,276	2,858	4,134
– 5 years or less but over 4 years	2,299	1,371	3,670	1,268	421	1,689
– over five years	2,811	7,206	10,017	2,554	5,164	7,718

Total fixed rate debt securities	15,057	33,987	49,044	15,037	33,673	48,710

Floating rate debt securities
– 1 year or less	70	11,458	11,528	950	13,032	13,982
– 2 years or less but over 1 year	433	1,800	2,233	40	2,115	2,155
– 3 years or less but over 2 years	27	873	900	362	998	1,360
– 4 years or less but over 3 years	104	2,306	2,410	25	2,771	2,796
– 5 years or less but over 4 years	140	1,758	1,898	7	2,236	2,243
– over five years	1,582	1,151	2,733	458	668	1,126

Total floating rate debt securities	2,356	19,346	21,702	1,842	21,820	23,662

Total debt securities	17,413	53,333	70,746	16,879	55,493	72,372

As of December 31, 2004, ING Group had unused lines of credit available for the banking operations, including the payment of commercial paper borrowings presented above as part of the debt securities, totaling EUR 15,904 million (2003: EUR 14,750 million). The commercial paper programs of the insurance operations are presented as part of Other liabilities, in Note 7.9.

Funds entrusted to and debt securities of the banking operations include the short-term borrowings, borrowings with an original maturity of one year or less. The only category of short-term borrowings for which the average balance outstanding during the year was equal to or greater than 30% of consolidated shareholders’ equity at December 31, 2004 consists of commercial paper. None of the categories of short-term borrowings exceeded 30% of consolidated shareholders’ equity in earlier years. An analysis of the balance and interest rates paid on commercial paper is provided below.

	2004	2003
Year-end balance	15,904	14,750
Average balance	15,027	12,176
Maximum month-end balance	16,436	15,680
Average interest rate during the year	2.01%	1.66%
Average interest rate at year-end	1.90%	1.28%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

7.9. Borrowings

Maturities of borrowings presented as part of Other liabilities are as follows:

	December 31, 2004
	2005	2006	2007	2008	2009	Thereafter	Total
Subordinated loans of group companies	843	1,131	550	377	796	11,978	15,675
Debenture loans	2,604	1,854	1,544		1,613	1,866	9,481
Loans contracted	3,499	406	46	207	220	162	4,540
Loans from credit institutions	3,077	19	278	46		18	3,438

Total	10,023	3,410	2,418	630	2,629	14,024	33,134

	December 31, 2003
	2004	2005	2006	2007	2008	Thereafter	Total
Subordinated loans of group companies	673	498	924	1,147	1,648	9,621	14,511
Debenture loans	765	2,510	2,099	1,539		3,048	9,961
Loans contracted	4,403	94	439	45	216	303	5,500
Loans from credit institutions	3,029	294	70	214	46	19	3,672

Total	8,870	3,396	3,532	2,945	1,910	12,991	33,644

Commercial paper of the insurance operations, with a carrying value of EUR 1,599 million and EUR 2,594 million at December 31, 2004 and 2003, respectively, is included in Other liabilities. Lines of credit of EUR 1,192 million and EUR 789 million support various commercial paper programs at December 31, 2004 and 2003, respectively. Commercial paper borrowings of the banking operations are presented as part of the Funds entrusted to and debt securities of the banking operations. See Note 7.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

Debt issues are as follows:

			Balance	Balance
			sheet	sheet
	Interest	Maturity	amount	amount
Type of issue	rate	date	2004	2003
Group companies’ subordinated loans
	5.00%	2005		238
	7.25%	2006	110	119
	6.25%	2006	453	454
	6.00%	2007	320	317
	6.00%	2007	454	454
	2.34%	2007	289
	5.13%	2008	112	112
	5.38%	2008	340	340
		2008	934	950
	4.63%	2009	495	498
		2010	125	122
	7.00%	2010	496	496
	6.50%	2010	752	738
	7.25%	2011	111	127
	5.88%	2011	1,265	1,222
		2012	219	195
	5.50%	2012	1,804	1,736
	5.25%	2013		212
	5.25%	2013	764	497
	2.31%	2014	586
	5.00%	2015	111
	5.13%	2015	733	793
	3.35%	2019		750
	4.63%	2019	985
	7.05%	2032	586	634
	6.20%	2033	366	396
	7.20%	2033	440	476

Debentures loans
	2.75%	2005		192
	3.75%	2005		192
	6.25%	2005		113
	7.00%	2005		133
	7.50%	2005		317
	3.50%	2006	194	192
	3.75%	2006		192
	5.50%	2006	147	159
	5.50%	2006	220	238
	6.00%	2006	293	317
	3.00%	2007	194	192

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

			Balance	Balance
			sheet	sheet
	Interest	Maturity	amount	amount
Type of issue	rate	date	2004	2003
	3.00%	2007	259	257
	5.75%	2007		340
	5.88%	2007	340
	6.25%	2009	113	113
	3.75%	2009	500
	6.75%	2013	142	153
	7.25%	2023	139	150
	7.63%	2026	323	348
	6.97%	2036	221	240

Loans from credit institutions
	0.08%	2005		111
	7.30%	2007	213
	7.96%	2007		146

Loans taken up
	8.00%	2006	148	161
	7.13%	2006	258	279
	6.50%	2008	142	152
	6.04%	2009	180	194

Other issues maturing in 2005			10,023	8,870
Issues less than EUR 100 million maturing beyond 2005			7,628	8,017

Total			33,134	33,644

7.10. Preference shares of group companies

Under U.S. GAAP, minority interest in equity includes preferred stock issued by ING Group and its consolidated subsidiaries to banks in financing transactions (whether or not in conjunction with ordinary shares). The funds received in these transactions are presented under the liabilities under Dutch GAAP. This classification difference between Dutch and U.S. accounting principles does not affect ING Group’s financial condition and is disclosed in note 6.4 on page F-100. In 2003, an ING Group company in the United States issued USD 497,5 million 4.3136% preferred shares in combination with ordinary shares in such a transaction. The preferred rate was changed to 4.486% in 2004 in conjunction with the secondary offering described below. This transaction, while perpetual in nature, may be terminated at any time at thirty days notice by either the holder or ING Group through a liquidation of the subsidiary and repayment of the minority interest. In 2004, the same ING Group company in the United States issued a further USD 298.5 million 4.486% preferred shares in a similar transaction. In 2002, an ING Group company in the United States issued USD 790 million 4.5% preferred shares in combination with ordinary shares in a similar transaction. ING Group may force redemption of these shares for cash at any time. In addition, the holder has the option for ING Group to repurchase the shares at fair value at any time. The funds received in both transactions have been used to finance the general activities of ING Group.

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

Trust II and III may redeem the trust preference shares for cash after June 25, 2005 and December 31, 2010 respectively or if certain special events occur. The company preference shares have substantially the same terms as the trust preference shares. ING Group has issued subordinated guarantees for the payment of the redemption price and the liquidation distribution on the trust preference shares and the company preference shares.

In 2004, ING Capital Funding Trust I, a wholly owned company of ING Group in the United States redeemed the 20 million 7.7% non-cumulative guaranteed trust preference shares that were issued in June 1999.

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

Derivative financial instruments held for trading are reported at fair value with changes in fair value recognized in the profit and loss account as they occur, as part of the Results from financial transactions. Distinction is made in results from securities trading, results from currency trading and other results. See note 3.1.5 on page F-57.

The Result from securities trading portfolio includes trading results on fixed income and equity securities and the trading results of certain derivative financial instruments such as equity options and futures. The trading results in respect of currency forward contracts, currency options and currency swaps are reported as part of the Result from currency trading portfolio. Other result includes among other, the trading revenue in respect of other derivative financial instruments. Because of their nature, the trading results in respect of interest rate swaps and interest rate futures are reported partially as part of Result from securities trading portfolio and partially as part of Other result.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

	2004					2003
		Average		Ending			Average		Ending
		Positive	Negative	Positive	Negative		Positive	Negative	Positive	Negative
	Notional	fair	fair	fair	fair	Notional	fair	fair	fair	fair
	amount	value	value	value	value	amount	value	value	value	value
Interest-rate contracts
OTC
-swaps	788,477	12,174	12,329	9,215	10,505	650,579	13,686	13,503	10,783	10,653
-forwards	41,627	37	34	20	17	60,252	60	51	49	53
-options
- purchased	56,488	743	11	840		59,691	789	8	533	14
- written	37,361	4	569	3	555	40,868	5	874	5	432

Listed
-options
- purchased	2,275	3				4,366	1
- written	2,990	1	2			1,798	1	1
-futures	38,080	9	3			41,607

Currency contracts
OTC
-swaps	49,614	1,499	1,615	2,298	2,208	29,167	953	1,197	954	1,439
-forwards	178,449	3,121	3,369	4,387	4,894	197,690	3,953	4,549	4,079	4,669
-options
- purchased	14,086	500		379		26,223	388		639
- written	16,639		509		392	15,081		401		675

Listed
-options
- purchased	123	3				375	6
- written	136		3		1	317		8		2
-futures	537					541

Equity contracts
OTC
-swaps	13,577	399	156	298	114	7,235	697	78	267	92
-forwards	1		18			10		2		2
-options
- purchased	3,832	493		553		3,615	1,000		528
- written	2,660		423		404	4,489		908		491
-futures

Listed:
-options
- purchased	9,477	789		725		13,863	694		646
- written	8,222		587		457	12,305		537		537
-futures	155	5	3			639

	1,264,806	19,780	19,631	18,718	19,547	1,170,711	22,233	22,117	18,483	19,059

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

			2004			2003
	Notional		Ending fair value	Notional		Ending fair value
Interest-rate contracts	amounts	Assets	Liabilities	amounts	Assets	Liabilities
OTC swaps	392,730	7,794	6,285	310,632	4,424	5,144
- forwards	8,979	1	2	14,141	4	2
- options:
- purchased	11,056	80		2,998	84
- written	802		110	2,521		23

Listed options
-options
- written				480
- futures	7			2,007

Currency contracts
OTC swaps	17,194	393	672	11,422	390	396
- forwards	33,278	323	346	7,786	232	50
- options
- purchased	2,369	34		3,320	42
- written	2,535		34	1,126		13

Listed options
- futures	863

Equity contracts
OTC swaps	115		12	115		18
- options:
- purchased	4,491	155		3,567	80	2
- written	216		63	402		1
- futures

Listed
- options purchased				(1)
- options written				(1)
- futures	222			417

	474,857	8,780	7,524	360,932	5,256	5,649

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Amounts are in millions of euros, unless otherwise stated

End-user Contracts:

	Notional principal		Percentage of 2004 amount maturing
	amounts		Within	1 to 5
	2004	2003	1 year	years	Thereafter	Total
Interest Rate Contracts	413,574	332,779	42.00%	26.05%	19.05%	87.10%
Currency contracts	56,239	23,654	8.44%	1.58%	1.82%	11.84%
Equity contracts	5,044	4,499	0.37%	0.16%	0.53%	1.06%
Other contracts

Total	474,857	360,932	50.81%	27.79%	21.40%	100.00%

End-user Interest Rate Swaps:

	Notional amounts of contracts maturing as of December 31, 2004
	Within 1 year	1 to 5 years	Thereafter	Total
Received fixed swaps
Received fixed swaps
Notional amounts	105,930	60,295	53,888	220,113
Weighted average received rate	2.66%	4.12%	4.82%	3.59%
Weighted average paid rate	2.37%	2.71%	2.49%	2.49%
Pay fixed swaps
Notional amounts	77,512	54,696	32,835	165,043
Weighted average received rate	3.19%	2.58%	3.28%	3.00%
Weighted average paid rate	3.76%	4.50%	5.79%	4.41%
Other swaps
Notional amounts	2,179	2,200	3,195	7,574
Weighted average received rate	1.44%	0.58%	1.88%	1.38%
Weighted average paid rate	1.17%	0.65%	2.16%	1.44%

Total	185,621	117,191	89,918	392,730

All rates were those in effect at December 31, 2004. Variable rates are primarily based on LIBOR and may change significantly, affecting future cash flows.

7.12. Business combinations

For acquisitions in 2004 and 2003 refer to note 1.4. “Changes in the composition of the group”.

Under both Dutch and U.S. GAAP, the business combinations are accounted for under the purchase method of accounting. Under Dutch GAAP, goodwill arising from acquisitions is directly charged to shareholders’ equity in the respective years when the acquisitions take place. Accordingly, goodwill charged to shareholder’s equity under Dutch GAAP amounted to EUR 119 million in 2004, EUR 145 million in 2003 and EUR 1,176 million in 2002.

For the purpose of the reconciliation of Dutch GAAP to U.S. GAAP, ING Group’s accounting policy is to capitalize goodwill and test for impairment on an annual basis, or more frequently if circumstances indicate a potential impairment.

Total goodwill net of impairments for U.S. GAAP purposes at December 31, 2004, 2003 and 2002 amounted to EUR 4,191 million, EUR 4,315 million and EUR 4,601 million, respectively.

Goodwill capitalized net of impairments for U.S. GAAP purposes in 2004 includes intangible assets of EUR 318 million (2003: EUR 363 million) which are recognized apart from goodwill and amortized over twenty years under U.S. GAAP and not separated but included in the amount of goodwill under ING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Group accounting principles. Gross amount of intangible assets recognized under U.S. GAAP amounts to EUR 582 million, the accumulated amortization is EUR 105 million as of December 31, 2004. The accumulated exchange differences amount to EUR (159) million as of December 31, 2004.

ING Group adopted SFAS 142, Goodwill and Other intangible assets, as of January 1, 2002 and performed the required assessment of whether there was any indication that goodwill was impaired as of the date of the adoption. Subsequently, ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication for an impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments.

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

In performing Step 1 of the transitional goodwill impairment test ING Group determined the fair value of the reporting units using valuation techniques consistent with market appraisals for insurance companies and banks. The fair value of the insurance operations, including the reporting units US, Latin America and Greater China, was determined using a discounted cash flow model, discounting the future earnings arising on the books at January 1, 2002, requiring assumptions as to a discount rate and expectations with respect to future growth rates. Future earnings were discounted at the risk free rate, adjusted for the basic risk premium that differs per country. The fair value of the banking operations, including the reporting units Germany and UK, was determined with a price/earnings multiple model, in which the 2002 forecasted profit was multiplied by the current price/earnings multiple for similar acquisitions. Determining the assumptions to be used to calculate fair value involves significant judgments and estimates. Minor changes in these assumptions have significant impact on the fair value of the reporting unit and as a consequence, on the implied fair value of goodwill and the amount of goodwill impairments.

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

13,103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

Annual impairment tests

The annual goodwill impairment test is performed in the fourth quarter for all reporting units.

In 2004, with the exception of reporting unit Latin America discussed below, there is no indication that goodwill is impaired as of December 31, 2004.

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

Of the remaining goodwill for reporting unit Latin America, EUR 101 million was written off in the 2003 annual goodwill impairment test. As of December 31, 2003 the fair value, estimated using a discounted cash flow model was below carrying value. Since the acquisition in 2002, the local economic environment and business conditions deteriorated, leading to higher interest rates and devaluation of the Real. The decline in fair value was viewed as other than temporary and ING Group recognized an impairment charge of EUR 101 million in 2003 for U.S. GAAP purposes.

The fair value of the reporting unit, estimated using a discounted cash flow model, has continued to decrease in 2004 and the decrease is viewed as other than temporary. In 2004, ING Group has recognized an additional impairment charge of EUR 26 million for U.S. GAAP purposes for goodwill allocated to the reporting unit Latin America. The impairment charge had no impact on net income under Dutch GAAP since goodwill has not been capitalized but charged to equity immediately at the time of the acquisition.

The 2002 annual goodwill impairment test did not result in any impairment charges above that recorded as the transition impairment charge described above.

The business line structure that was introduced in 2004 changed ING Group’s operating segments and, one level below, the components used in the transitional goodwill impairment test to identify the reporting units. As a consequence, ING Group revised the reporting units in 2004 which did not affect the outcome of the 2004 annual goodwill impairment test.

Following the change in the segment information as discussed on page F-77 the table below provides the changes in the carrying amount of goodwill by business line.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

			Insurance	Whole-
	Insurance	Insurance	Asia/	sale	Retail
	Europe	Americas	Pacific	Banking	Banking	ING Direct	Total
Balance as of December 31, 2003	277	695	903	819	574	684	3,952
Annual impairment charge		(26)					(26)
Goodwill acquired during year	29	48		26		16	119
Disposals		(100)		(9)	(8)		(117)
Exchange differences		(13)	(58)	10	6		(55)

Balance as of December 31, 2004	306	604	845	846	572	700	3,873

All segments are tested for impairment in the fourth quarter.

The changes in the carrying amount of intangible assets for the year ended December 31, 2004 are as follows:

Balance as of December 31, 2003	363
Amortization	(21)
Exchange differences	(24)

Balance as of December 31, 2004	318

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

			Insurance	Whole-
	Insurance	Insurance	Asia/	sale	Retail
	Europe	Americas	Pacific	Banking	Banking	ING Direct	Total
Balance as of December 31, 2002 (after restatement)	260	840	1,034	839	596	571	4,140
Annual impairment charge		(101)					(101)
Goodwill acquired during year	18	7	1	6		113	145
Disposals			(24)				(24)
Exchange differences	(1)	(51)	(108)	(26)	(22)		(208)

Balance as of December 31, 2003	277	695	903	819	574	684	3,952

All segments are tested for impairment in the fourth quarter.

The changes in the carrying amount of intangible assets for the year ended December 31, 2003 are as follows:

Balance as of December 31,2002	462
Amortization	(24)
Exchange differences	(75)

Balance as of December 31, 2003	363

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

7.14. Minimum capital requirements

In accordance with European Union directives, insurance enterprises organized in European Union member countries are required to maintain minimum solvency margins. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (1% of separate accounts reserves) plus 0.3% of the amount at risk under insurance policies. The required minimum solvency margin for non-life insurers is the greater of two calculations, one based on premiums and one based on claims. The former is based on at least 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims. As of December 31, 2004, the solvency margin of the insurance operations of ING Group computed in accordance with these directives amounted to EUR 8,697 million (2003: EUR 8,779 million). These companies held capital and surplus, as of December 31, 2004, of EUR 18,550 million (2003: EUR 18,463 million).

The banking operations of ING Group are regulated by the Dutch Central Bank. The solvency requirements of the banking activities of ING Group depend on the degree of risk involved in the various banking operations. The related assets are assigned a weighting coefficient. The total risk (weighted value of both on- and off-balance sheet items) is divided into actual own funds to obtain a Tier 1 ratio. Internationally, it has been agreed that the “BIS” (Bank for International Settlements) ratio must be at least 8%. As of December 31, 2004, the Tier-1 ratio and BIS ratio of ING Bank N.V. were 7.71% (2003: 7.59%) and 11.47% (2003: 11.34%), respectively.

7.15. Stock option plan

ING Group has adopted the disclosure-only provisions of SFAS 123, Accounting for stock-based compensation as amended by SFAS 148, “Accounting for Stock-Based Compensation – Transition and disclosures – an amendment of FASB Statement 123”. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for ING Group’s stock-based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS 123, net profit and earnings per share based on U.S. GAAP would have been as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
Amounts are in millions of euros, unless otherwise stated

	2004	2003	2002
Net profit after deducting profits on preference shares
- as reported	6,583	4,491	(9,648)
- pro forma(1)	6,552	4,443	(9,741)

Basis earnings per share
- as reported	3.10	2.23	(5.00)
- pro forma	3.08	2.21	(5.05)

Diluted earnings per share
- as reported	3.10	2.23	(5.00)
- pro forma	3.08	2.21	(5.05)

(1)	The compensation cost for ING Group’s employee stock-based compensation expenses determined based on the fair value at grant dates consistent with the requirements of SFAS 123 is EUR 31 million in 2004 (2003: EUR 48 million; 2002: EUR 93 million).

The fair value of options at the date of the grant was estimated for these purposes using the Monte Carlo simulation model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.60%	3.16%	4.98%
Expected volatility	30.70%	52.03%	27.73%
Expected dividends	5.36%	7.73%	4.02%

Beginning in the year 2000, the Equity compensation plan of ING America Holding Inc provides certain key employees with Restricted American Depositary Shares (ADS) Units and Restricted Performance Units to reward individual performance. Restricted American Depositary Shares (ADS) are subject to a vesting period of three to five years from the grant date. Restricted Performance units are contingent grants of ING Group N.V. ADS based upon the achievement of future profit objectives of ING America Holding Inc and are subject to three year vesting period from the date of grant. As of December 31, 2004, a total of 667,998 Restricted ADS units (2003: 1,261,289) and no Restricted Performance Units (2003: 653,660) were granted at weighted average grant price of USD 23.60 (2003: USD 15.73) and none (2003: USD 20.00) respectively. As at December 31, 2004, 1,814,963 Restricted ADS Units (2003: 1,483,249) and 1,049,475 Restricted Performance Units (2003: 1,438,128) remained outstanding.

7.16. Restructuring charges

Of the restructuring provision of EUR 101 million before tax, which was recognized in 2004, EUR 41 million will be used to streamline the International Network of the Wholesale Banking, as part of a strategy to focus on core products and clients. In total about 400 jobs are being eliminated in Asia, the U.K. and the Americas, primarily in back-office and IT functions, out of a total of 22,363 Wholesale Banking jobs worldwide at the end of 2004. The remaining restructuring charge of EUR 60 million relates to the restructuring provision for at ING-BHF Bank.

In 2003, ING Group recognized a restructuring charge of EUR 82 million that mainly relates to the international wholesale banking operations on top of the restructuring provision recognized in 2002. ING Group announced the further restructuring of its international wholesale banking operations in 2002 to improve profitability. The additional restructuring measures primarily addressed underperforming branches and businesses. The 2002 restructuring charge mainly related to a restructuring provision of EUR 128 million that was charged to the profit and loss account to cover the expenses of these measures. The restructuring of the international wholesale banking operations announced in 2002 included a further 1,000 full-time equivalents reduction on top of the realized 700 at wholesale banking since the end of 2001.

7.17 Risks and uncertainties

Under IFRS, loan loss provisions will be determined under a revised methodology based on a narrow interpretation of an incurred loss model as further described on page 67. The application of the IFRS methodology will significantly reduce the amount of the unallocated provision for loan losses that we provide to adequately capture various subjective and judgmental aspects of credit risk assessment that are not considered on an individual basis. Accordingly, the alignment of US GAAP reporting with the change in estimation process on adoption of IFRS in 2005 could result in a significant release of the provision through the income statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Executive Board of ING Bank N.V.

We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated statements of comprehensive net profit and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We serve as principal auditor of ING Bank N.V. In our position we did not audit assets constituting 23% in 2004 and 24% in 2003, and total income constituting 22% in 2004, 22% in 2003 and 23% in 2002 of the consolidated totals of ING Bank N.V. These data were reported on by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to parts not audited by us, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations, its comprehensive net profits and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the Netherlands.

Amsterdam, the Netherlands
March 7, 2005

/s/ KPMG Accountants N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER
31, 2004 TO THE SHAREHOLDERS’ MEETING OF ING BANK BELGIUM S.A./N.V.

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated balance sheets of ING Bank Belgium S.A./N.V. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts for each of the three years in the period ended December 31, 2004 (not presented separately herein). These consolidated financial statements are the responsibility of the Company’s management. We have also examined the Directors’ report.

Unqualified audit opinion on the consolidated financial statements

We conducted our audit in accordance with the standards of the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren” and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and, with respect to the standards of the “Institut des Reviseurs d’Entreprises/Instituut der Bedrijfsrevisoren”, taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

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

The consolidated financial statements are prepared in conformity with applicable legal and regulatory requirements in Belgium.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the group’s assets, liabilities and consolidated financial position as of December 31, 2004 and 2003 and the consolidated results of the operations for each of the three years in the period ended December 31, 2004, in accordance with its legal and regulatory requirements applicable in Belgium and the information given in the notes to the consolidated financial statements is adequate.

Additional certification

The Directors’ report contains the information required by law and is consistent with the consolidated financial statements.

Brussels, March 21, 2005

/s/ Ernst & Young Reviseurs d’Entreprises S.C.C. (B 160)

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

Basic net profit per ordinary share

The net profit per ordinary share is calculated on the basic of the weighted average number of ordinary shares in issue. The following has been taken into consideration in calculating the weighted average number of ordinary shares in issue:

–	own shares held by group companies are deducted from the total number of ordinary shares in issue;

–	the computation is based on daily averages;

–	in the case of exercised warrants, the day of exercise is taken into consideration.

BIS

The Bank for International Settlements (BIS) is an international organisation which fosters international monetary and financial co-operation and serves as a bank for central banks. BIS has set a minimum for the solvency ratio reflecting the relationship between capital and risk weighted assets. The ratio should at least be 8%.

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

GLOSSARY

Deferred tax assets

The amounts of income tax recoverable in future periods in respect of:

-	deductible temporary differences;

-	the carry forward of unused tax losses; and

-	the carry forward of unused tax credits.

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

Financial asset

Any asset that is:

-	a contractual right to receive cash or another financial asset from another company;

-	a contractual right to exchange financial instruments with another company under conditions that are potentially favourable; or

-	an equity instrument of another company.

Financial instruments

Financial instruments are contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.

Financial liability

Any liability that is a contractual obligation:

-	to deliver cash or another financial asset to another company; or

-	to exchange financial instruments with another company under conditions that are potentially unfavourable.

GLOSSARY

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

GLOSSARY

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

Offsetting of financial assets and financial liabilities

Offsetting is done on the basis of a legal right, by contract or otherwise, to settle or otherwise eliminate all or a portion of an amount due to a creditor by applying against that amount an amount due from the creditor. A financial asset and a financial liability should be offset and the net amount reported in the balance sheet when ING:

-	intends either to settle on a net basis, or to realise the financial asset and settle the financial liability simultaneously; and

-	has a legally enforceable right to set off the recognised amounts; and

-	the financial asset and the financial liability are identical in nature.

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

Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:

-	are held by an entity (a fund) that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits; and

-	are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit

GLOSSARY

obligations of the plan or the reporting enterprise or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.

A qualifying insurance policy is an insurance policy issued by an insurer that is not a related party of the reporting enterprise, if the proceeds of the policy:

–	can be used only to pay or fund employee benefits under a defined benefit plan; and

–	are not available to the reporting enterprise’s own creditors (even in bankruptcy) and cannot be paid to the reporting enterprise, unless either the proceeds represent surplus assets that are not needed for the policy to meet all the related employee benefit obligations or the proceeds are returned to the reporting enterprise to reimburse it for employee benefits already paid.

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

Recognition

The process of incorporating in the balance sheet or profit and loss account an item that meets the definition of an element and satisfies the following criteria for recognition:

–	it is probable that any future economic benefit associated with the item will flow to or from the enterprise; and

–	the item has a cost or value that can be measured reliably.

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

GLOSSARY

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

Subsidiary

A corporation:

–	in which, by agreement with other holders of voting rights or otherwise, more than half of the voting rights in a general meeting can be exercised by the company or one of its subsidiaries;

–	of which the company or a subsidiary is a member or shareholder and can appoint or dismiss, by agreement with other holders of voting rights or otherwise, alone or together with others more than half of the executive board or the supervisory board.

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

Tier-1 capital

The tier-1 capital is also referred to as the core capital of ING Bank. It comprises paid up share capital, reserves excluding revaluation reserves, fund for general banking risks, retained earnings, third party interest.

Tier-1 ratio

The tier-1 ratio is reflecting the tier 1 capital of ING Bank as a percentage of its total risk weighted assets. The minimum set by the Dutch central bank is 4%.

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

Weighted credit equivalent

The weighted credit equivalent is the unweighted credit equivalent multiplied by the weighting factors determined in accordance with standards of the international supervisory authorities. Under certain conditions, the credit risk can be reduced by entering into bilateral netting agreements. Reverse repurchase transactions are commitments to sell securities which have been purchased.

SCHEDULE I–SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN
RELATED PARTIES
Amounts are in millions of euros

Column A	Column B	Column C	Column D
Type of investment	Cost	Fair Value	Amount at
			which
			shown
			in the
			balance
			sheet
Debt securities
Debentures / available-for-sale:
– Dutch government	6,699	7,183	6,740
– Foreign governments	82,127	87,730	82,153
– Public utilities	6,505	6,821	6,300
– Mortgage-backed securities	75,151	75,965	74,702
– Redeemable preference shares/sinking fund	289	314	289
– All other corporate bonds	93,961	97,260	92,271
Private loans / available-for-sale:
– Dutch government	2,759	3,146	2,736
– Foreign governments	11	12	11
– Public utilities	341	393	349
– Corporate and other loans	1,720	1,841	1,670
Deposits with credit institutions	636	636	636
Other fixed maturity investments	2,591	2,740	2,738

Shares and convertible debentures
Ordinary shares
– Public utilities	213	249	249
– Banks, trusts and insurance companies	1,691	2,452	2,452
– Industrial and all others	4,967	6,275	6,275
Preference shares	1,323	1,468	1,468
Convertible debentures	10	12	12

Mortgage loans	26,809	29,516	26,932
Real estate	6,786	9,380	9,380
Policy loans	2,890	2,895	2,890

Total investments	317,479	336,288	320,253

SCHEDULE III–SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column	Column	Column	Column
A	B	C	D	E	F	G	H	I	J	K
						Net
						invest-
						ment
						income
						(inclu-
						ding
						other
		Future				income		Amorti-
		policy				and other		zation
		benefits,		Other		expenses)	Benefits,	of
		losses,		policy		allocated	Claims,	deferred
	Deferred	claims,	Un-	and		to	Losses	policy	Other
	policy	and	earned	claims		under-	and	acqui-	opera-	Pre-
	acquisition	loss	Pre-	benefits	Premium	writing	Settlement	sition	ting	miums
Segment	costs	expenses	miums	payable	revenue	accounts	expenses	costs	expenses	written
2004
Life	9,921	199,355		808	35,356	8,217	36,628	1,808	2,741	35,356
Non-life	429	7,377	2,509	58	5,813	1,232	3,352	219	1,865	5,886

Total	10,350	206,732	2,509	866	41,169	9,449	39,980	2,027	4,606	41,242

2003
Life	9,399	187,435		786	32,802	8,285	34,909	1,244	2,456	32,802
Non-life	361	7,297	2,487	30	6,128	920	3,945	118	1,977	6,358

Total	9,760	194,732	2,487	816	38,930	9,205	38,854	1,362	4,433	39,160

2002
Life	10,299	185,136		848	37,806	8,289	39,336	1,454	2,702	37,806
Non-life	337	7,299	2,432	116	6,297	732	4,390	94	1,978	6,642

Total	10,636	192,435	2,432	964	44,103	9,021	43,726	1,548	4,680	44,448

SCHEDULE IV–REINSURANCE

Amounts are in millions of euros

Column A	Column B	Column C	Column D	Column E	Column F
			Assumed		Percentage
		Ceded to	from		of amount
		other	other		assumed
	Gross Amount	companies	companies	Net amount	to net
2004 Premiums:
– Life	35,532	1,619	1,443	35,356	4.1%
– Non-Life	6,592	756	50	5,886	0.8%

Total Premiums	42,124	2,375	1,493	41,242	3.6%

2003 Premiums:
– Life	32,587	1,102	1,317	32,802	4.0%
– Non-Life	7,226	930	62	6,358	1.0%

Total Premiums	39,813	2,032	1,379	39,160	3.5%

2002 Premiums:
– Life	37,608	1,093	1,291	37,806	3.4%
– Non-Life	7,869	1,275	48	6,642	0.7%

Total Premiums	45,477	2,368	1,339	44,448	3.0%

SCHEDULE VI – SUPPLEMENTARY INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column		Column	Column	Column
A	B	C	D	E	F	G	H		I	J	K
Net
Invest-
ment
income
(inclu-
ding
other
income
		Reserves				and other
		for	Discount,			expenses)	Claims and claims
	Deferred	unpaid	if any,			allocated	adjustment			Paid
	Policy	claims &	deducted			to	expenses incurred			claims
	acqui-	claims	in			non-life	related to		Amortiza-	& claims	Pre-
Affiliation	sition	adjusted	Column	Unearned	Earned-	opera-	accident years		tion of	adjusted	miums
with the registrant	costs	expenses	C	premiums	premiums	tions	Current	Prior	DPAC(1)	expenses	Written
2004
Consolidated non-life entities	429	7,377	295	2,509	5,813	1,232	3,609	(188)	219	3,294	5,886

2003
Consolidated non-life entities	361	7,297	365	2,487	6,128	920	3,579	67	118	3,738	6,358

2002
Consolidated non-life entities	337	7,299	559	2,432	6,297	732	4,431	164	94	3,765	6,642

(1) DPAC : Deferred policy acquisition costs