Form 20-F
period 2005-12-31
ING GROEP NV
filed 2006-03-28
CIK 1039765

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-14642
ING GROEP N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
which registered
American Depositary Shares, each representing one Ordinary share	New York Stock Exchange
Ordinary shares, nominal value EUR 0.24 per Ordinary share and
Bearer Depositary receipts in respect of Ordinary shares*	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
5.775% ING Perpetual Debt Securities	New York stock Exchange
*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value EUR 0.24 per Ordinary share	2,294,933,803
Bearer Depositary receipts in respect of Ordinary shares	2,204,088,026
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐       No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17	Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐      No ☑

PRESENTATION OF INFORMATION
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
ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.
Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.1899, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 1, 2006.
Except as otherwise noted, financial statement amounts set forth in this Annual Report are presented in accordance with International Financial Reporting Standards as adopted by the European Union (“EU”). In this document the term “IFRS-EU” is used to refer to International Financial Reporting Standards as adopted by the EU including the decisions ING Group made with regard to the options available under International Financial Reporting Standards as adopted by the EU. Refer to Note 2.1 of the consolidated financial statements for further discussion of the basis of presentation. IFRS-EU differs in certain significant respects from U.S. GAAP. Reference is made to Note 2.4.1 of Notes to the consolidated financial statements for a description of the significant differences between IFRS-EU and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.
Unless otherwise indicated, gross premiums, gross premiums written and gross written premiums as referred to in this Annual Report include premiums (whether or not earned) for insurance policies written during a specified period, without deduction for premiums ceded, and net premiums, net premiums written and net written premiums include premiums (whether or not earned) for insurance policies written during a specified period, after deduction for premiums ceded. Certain amounts set forth herein may not sum due to rounding.

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
•	changes in general economic conditions, including in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including emerging markets,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates, including the euro/U.S. dollar exchange rate,

•	increasing levels of competition in the Netherlands, Belgium, the Rest of Europe (Europe and Russia, excluding the Netherlands and Belgium), the United States and other markets in which we do business, including emerging markets,

•	changes in laws and regulations,

•	regulatory changes relating to the banking or insurance industries,

•	changes in the policies of central banks and/or foreign governments,

•	general competitive factors, in each case on a global, regional and/or national basis.
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

PART I
Item 1. Identity Of Directors, Senior Management And Advisors
Not Applicable.
Item 2. Offer Statistics And Expected Timetable
Not Applicable.
Item 3. Key Information
The selected consolidated financial information data set forth below is derived from the consolidated financial statements of ING Group. ING Group adopted IFRS as adopted by the EU as of 2005.The 2004 figures have been restated to comply with IFRS-EU. However, as permitted under IFRS 1, First-time adoption of International Financial Reporting Standards (“IFRS 1”), the 2004 comparatives exclude the impact of IAS 32, Financial Instruments; Disclosure and Presentation (“IAS 32”), IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 4, Insurance Contracts (“IFRS 4”), which were implemented starting from January 1, 2005.
IFRS-EU differs in certain significant respects from U.S. GAAP, Refer to Note 2.4.1 to the consolidated financial statements for a description of the significant differences between IFRS-EU and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

	Year ended December 31,
	2005	2005(2)	2004(2)
	USD(1)	EUR	EUR
	(in millions, except amounts
	per share and ratios)
IFRS-EU Consolidated Income Statement Data
Income from insurance operations:
Gross premiums written:
Life	46,579	39,144	36,975
Non-life	7,878	6,614	6,642

Total	54,447	45,758	43,617
Investment income	11,832	9,944	10,179
Commission and other income	2,049	1,722	1,806

Total income from insurance operations	68,328	57,424	55,602
Income from banking operations:
Interest income	57,522	48,342	25,471
Interest expense	46,620	39,180	16,772

Net interest result	10,902	9,162	8,699
Investment income	1,115	937	363
Commission	2,857	2,401	2,581
Other income	1,604	1,348	1,035

Total income from banking operations	16,478	13,848	12,678
Total income (3)	84,651	71,141	68,159

Expenditure from insurance operations:
Life	56,136	47,177	44,988
Non-life	7,459	6,269	6,292

Total expenditure from insurance operations	63,595	53,446	51,280
Total expenditure from banking operations	10,628	8,932	9,260

Total expenditure (3,4)	74,068	62,247	60,419

Profit before tax from insurance operations:
Life	3,172	2,666	2,647
Non-life	1,561	1,312	1,675

Total	4,733	3,978	4,322
Profit before tax from banking operations	5,850	4,916	3,418

Profit before tax	10,583	8,894	7,440
Taxation	1,641	1,379	1,709
Third-party interests	363	305	276

Net profit	8,579	7,210	5,755

Dividend on ordinary shares	3,079	2,588	2,359
Addition to shareholders’ equity	5,500	4,622	3,396
Net profit attributable to equity holders of the Company	8,579	7,210	5,755
Ordinary share attributable to equity holders of the Company (5)	3.95	3.32	2.71
Distributable net profit per ordinary share (5)	3.95	3.32	2.71
Net profit per ordinary share and ordinary share equivalent (fully diluted)(5)	3.95	3.32	2.71
Dividend per ordinary share (5)	1.40	1.18	1.07
Interim Dividend	0.64	0.54	0.49
Final Dividend	0.76	0.64	0.58
Number of ordinary shares outstanding (in millions)	2,204.9	2,204.9	2,204.7
Dividend pay-out ratio (6)	35.5%	35.5%	39.5%

	2005	2005	2004	2003	2002	2001
	USD	(EUR millions)
U.S. GAAP Consolidated Income Statement Data
Total income	57,068	47,960	49,733	48,025	49,316	49,479

Net profit U.S. GAAP, excluding cumulative effects	8,301	6,976	6,688	4,512	3,476	1,770
Cumulative effects of changes in accounting principles			(91)		(13,103)

Net profit U.S. GAAP, including cumulative effects (7)(8)	8,301	6,976	6,597	4,512	(9,627)	1,770
Net profit per Ordinary share and Ordinary share equivalent (5)	3.82	3.21	3.10	2.23	(5.00)	0.90

	Year ended December 31,
	2005	2005(2)	2004(2)
	USD(1)	EUR	EUR
	(in billions, except amounts per
	share and ratios)
IFRS-EU Consolidated Balance Sheet Data
Total assets	1,378.6	1,158.6	876.4
Investments:
Insurance	171.9	144.5	112.1
Banking	214.3	180.1	164.2

Total	386.2	324.6	276.3
Loans and advances to customers	522.6	439.2	330.5
Insurance and investment contracts:
Life	276.2	232.1	205.5
Non-life	15.2	12.8	11.4
Investment contracts	22.1	18.6

Total	313.5	263.5	216.9
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	320.6	269.4	219.4
Other deposits and bank funds	233.6	196.3	129.8

Total	554.1	465.7	349.2
Amounts due to banks	145.4	122.2	95.9
Share capital (in millions)	2,292.0	2,292.0	2,291.8
Shareholders’ equity	43.7	36.7	24.1
Shareholders’ equity per ordinary share (5)	20.18	16.96	12.95
Shareholders’ equity per ordinary share and ordinary share equivalent (5)	20.18	16.96	12.95

	2005	2005	2004	2003	2002	2001
	USD		(EUR millions)
U.S. GAAP Consolidated Balance Sheet Data
Total assets	1,379.5	1,159.3	920.4	818.8	762.5	752.3
Shareholders’ equity	49.5	41.6	35.1	28.0	25.1	38.8
Shareholders’ equity per ordinary share and ordinary share equivalent (5)	22.86	19.21	16.00	13.27	12.61	19.83

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.1899 to EUR 1.00, the noon buying rate in New York City on March 1, 2006 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	For the impact of divestments in 2005 and 2004 refer to “Item 5. Operating and Financial Review and Prospects” .

(3)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1. to the consolidated financial statements.

(4)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and Prospects — Liquidity and capital resources”.

(5)	Net profit per share amounts have been calculated based on the weighted average number of ordinary shares outstanding and equity per share amounts have been calculated based on the number of ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of ordinary shares in issue. The computation is based on daily averages, and in case of exercised warrants, the day of exercise is taken into consideration.

(6)	The dividend pay-out ratio is based on net profit attributed to equity holders of the Company.

(7)	As of January 2002, SFAS 142 under U.S. GAAP requires that goodwill is tested for impairment annually. This change resulted in a non-cash transitional impairment loss in 2002, related to the carrying value of goodwill as of December 31, 2001 of EUR 13,103 million, which was required to be recognized under U.S. GAAP net profit in 2002 as the cumulative effect of changes in accounting principles.

(8)	Upon adoption of SOP 03-1, “Accounting and Reporting by Insurance Enterprises for certain Nontraditional long-duration contracts and for separate Accounts”, and the related Technical Practice Aid (“TPA”) effective January 1, 2004, ING Group recognized a cumulative effect of change in accounting principle of EUR 91 million. See note 2.4.10(h) of the consolidated financial statements for further information on this change.
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

	U.S. dollars per euro
Calendar Period	Period	Average	High	Low
	End(1)	Rate(2)
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.2074	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2397	1.3476	1.1670
2006 (through March 22, 2006)(2)	1.2095	1.2059	1.2287	1.1860

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date.

See Note 2.1 to the consolidated financial statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The table below shows the high and low exchange rate of U.S. dollars per euro for the last six months

	High	Low
September 2005	1.2538	1.2011
October 2005	1.2148	1.1914
November 2005	1.2067	1.1672
December 2005	1.2041	1.1699
January 2006	1.2287	1.1980
February 2006	1.2100	1.1882
March 2006 (through March 22, 2006)	1.2197	1.1860
The Noon Buying Rate for euros on December 31, 2005 was EUR 1.00 = $ 1.1842 and the Noon Buying Rate for euros on March 1, 2006 was EUR 1.00 = $ 1.1899.

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
Factors such as interest rates, exchange rates, consumer spending, business investment, real estate market government spending, the volatility and strength of the capital markets, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. For example, in an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investment and consumer spending, the demand for banking and insurance products would be adversely affected and our reserves and provisions would likely increase, resulting in lower earnings. Similarly, a downturn in the equity markets could cause a reduction in commission income we earn from managing portfolios for third parties, as well as income generated and capital base from our own proprietary portfolios, each of which is generally tied to the performance and value of such portfolios. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. In addition, a mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or result from operations of our banking and insurance businesses.
Because our life and non-life insurance and reinsurance businesses are subject to losses from unforeseeable and/or catastrophic events, which are inherently unpredictable, our actual claims amount may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net profits and have an adverse affect on our results of operations.
In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods and earthquakes, epidemics, as well as terrorist attacks. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and can not always be adequately reserved. In accordance with industry practices, modeling of natural catastrophes are performed and risk mitigation measures are made. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, and based on current information, we believe our claim reserves are sufficient in total, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net profits may be adversely affected. In addition, because unforeseeable and/or catastrophic events can lead to abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, losses may further increase.
Because we operate in highly regulated industries, changes in statutes, regulations and regulatory policies or the enforcement thereof that govern activities in our various business lines could have an affect on our operations and our net profits.
We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business, and we cannot predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. If we fail to address, or appear to fail to address, appropriately any of these changes or initiatives, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.
RISKS RELATED TO THE COMPANY
Because we operate in highly competitive markets, including in our home market, we may not be able to further increase, or even maintain, our market share, which may have an adverse affect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. We derived approximately 38% of our profit before tax in 2005 from the Netherlands. Based on geographic division of our operating profit, the Netherlands is our largest market for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN Amro Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, Fortis and Aegon. We derived approximately 13% of our profit before tax in 2005 from the United States. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors.
Because we have many counterparties that we do business with, the inability of these counterparties to meet their financial obligations could have an adverse effect on our results of operations.
General
Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing house and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons.

Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life business. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our (potential) reinsurance receivables as of December 31, 2005, the greatest exposure after collateral to an individual reinsurer was approximately 40%, approximately 20% related to four other reinsurers and the remainder of the reinsurance receivables balance related to various other reinsurers. The inability of any one of these reinsurers to meet its financial obligations to us could have a material adverse effect on our net profits and our financial results.
Because we use assumptions about factors to determine the insurance provisions, deferred acquisition costs (DAC) and value of business added (VOBA), the use of different assumptions about these factors may have an adverse impact on our results of operations.
The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of DAC and VOBA are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
For example, in Taiwan, the adequacy of provisions for life policies are highly sensitive to interest rates and other assumptions and can only be reliably estimated within broad ranges which may vary significantly from period to period. If the interest rates as at December 31, 2005 had been 1% lower, these Taiwan provisions would have been inadequate at the 50% confidence interval and, consequently, an amount of approximately EUR 1.7 billion (after tax) would have been included as a charge in the profit and loss account, reflecting the amount necessary to bring reserves to a best estimate level.
Because we use assumptions to model client behaviour for the purpose of our market risk calculations, the use of different assumptions may have an adverse impact on the risk figures.
We use assumptions in order to model client behaviour for the risk calculations in our banking book. Assumptions are used to determine the price sensitivity of savings and current accounts and to estimate the embedded optionality risk in the mortgage portfolio. The use of different assumptions to determine the client behaviour could have a material adverse effect on the calculated risk figures for the banking books.
Because we also operate in markets with less developed judiciary and dispute resolution systems, legal proceedings could have an adverse effect on our operations and net result.
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
When new financial products are brought to the market, communication and marketing is focused on potential advantages for the customers. If the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations, customers may file claims against us. Such claims could have an adverse effect on our operations and net result.
Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to the Company, other well-known companies and the financial services industry generally.
Adverse publicity and damage to the ING’s reputation arising from its failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well known companies, increasing regulatory and law enforcement scrutiny of “know your customer” anti-money laundering and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund and insurance industries, and litigation that arises from the failure or perceived failure by ING to comply with legal and regulatory requirements, could result in increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in suits, enforcement actions, fines and penalties or have other adverse effects on us in ways that are not predictable.
Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99% of our Ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions, which could limit your rights as a shareholder and reduce the accountability of the members of our Executive and Supervisory Boards and our management to our shareholders.
While holders of our bearer receipts are entitled to attend and speak at the General Meetings of Shareholders, voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (“the Trust”) holds more than 99% of our Ordinary shares, exercises the voting rights attached to the Ordinary shares (for which bearer receipts have been issued). Holders of bearer receipts who attend – in person or by proxy — the General Meeting of Shareholders must obtain voting rights by proxy from the Trust. Holders of bearer receipts and holders of the ADSs (American Depositary Shares) representing the bearer receipts, who do not attend the General Meeting of Shareholders, may give binding voting instructions to the Trust. See “Item 7. Major Shareholders and Related Party Transactions – Voting of the Ordinary shares underlying bearer receipts by the Trust”. The Trust is entitled to vote any Ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In excercising its voting discretion, the Trust is required to make use of the voting rights attached to the Ordinary shares in the interest of the holders of bearer receipts, while taking into account
•	our interests;

•	the interests of our affiliates; and

•	the interests of our other stakeholders.
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
The share price of our bearer receipts and our ADSs has been volatile in the past due, in part, to the high volatility in the securities markets generally and more particular in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:
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
Most of our Supervisory and Executive Board members, and some of the experts named in this Annual Report, as well as many of our officers are persons who are not residents of the United States, and most of our and their assets, are located outside the United States. As a result, you may not be able to serve process on those persons within the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.
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
Profile
ING is a global financial services company with 150 years of experience, providing a wide array of banking, insurance and asset management services in over 50 countries. Our 115,000 employees work daily to satisfy a broad customer base: individuals, families, small businesses, large corporations, institutions and governments. Based on market capitalisation, ING is one of the 15 largest financial institutions worldwide and in the top-10 in Europe.
Business
ING is a major financial services company in the Benelux home market. ING services its retail clients in these markets with a wide range of retail-banking, insurance and asset management products. In our wholesale banking activities we operate worldwide, but with a primary focus on the Benelux countries. In the United States, ING is a top-10 provider of retirement services and life insurance, based on sales and assets under management. In Canada, we are the top property and casualty insurer based on direct written premium. ING Direct is a leading direct bank with 15 million customers in nine countries. In the growth markets of Asia, Central Europe and Latin America we provide life insurance. We are also a large asset manager with assets under management of almost EUR 550 billion. ING Real Estate is the largest property company in the world, based on its total business portfolio.
Stakeholders
ING conducts its business on the basis of clearly defined business principles. In all our activities we carefully weigh the interests of our stakeholders: customers, shareholders, employees, business partners and society at large. ING strives to be a good corporate citizen.
CHANGES IN PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
Reference is made to Note 2.1.1 Changes in accounting principles.
CHANGES IN THE COMPOSITION OF THE GROUP
In February 2005, ING Group sold internet service provider Freeler to KPN. The sale resulted in a net gain of EUR 10 million.
In March 2005, ING Group reduced its stake in ING Bank Slaski from 87.77% to 75% by selling shares on the market. By reducing the stake in ING Bank Slaski, ING Group complied with requirements set by the Polish regulator in 2001. ING Group has no intention to further reduce its stake of 75% in ING Bank Slaski.
In March 2005, ING Group acquired 19.9% of Bank of Beijing for an amount of EUR 166 million. Bank of Beijing is the second largest city commercial bank in China and the third largest bank in Beijing.
In March 2005 ING Group finalised the sale of Barings Asset Management to MassMutual Financial Group and Northern Trust Corp. The sale resulted in a net gain of EUR 254 million.
In May 2005, ING Group sold Life Insurance Company of Georgia to Prudential PLC’s subsidiary, Jackson National Life Insurance Company. The loss from this transaction amounts to EUR 32 million after tax.
In June 2005, ING Group formed a private equity joint venture to purchase Gables Residential Trust, a U.S.-based real estate investment trust. Gables Residential Trust is a developer, builder, owner and manager of higher-end multifamily properties. ING will provide $400 million in equity to finance the transaction. The venture is managed by ING Clarion, a wholly-owned subsidiary of ING Group.
In June 2005, ING Group purchased GE Commercial Finance’s 50% stake in NMB-Heller’s Dutch and Belgian factoring business. The factoring business has been transferred into a new company, which operates under the name ING Commercial Finance. GE Commercial Finance purchased ING’s 50% stake in NMB-Heller’s German unit, Heller GmbH. Both purchases took effect retroactively from 1 January 2005.
In August 2005, ING Group acquired a portfolio of properties located in the UK from Abbey National. The purchase price amounted to EUR 1.7 billion. The portfolio has been divided between various separate account clients.
In October 2005, ING Group acquired Eural NV from Dexia Bank Belgium. In the course of 2006, Eural is expected to be merged with ING Belgium’s unit Record Bank.
In November 2005, ING Group sold its stake in Austbrokers Holdings in an initial public offering. Austbrokers is one of the leading insurance brokers in Australia. The decision to sell the business follows ING’s sale of its 50% stake in general insurer QBE Mercantile Mutual to QBE in 2004.
In December 2005 ING Group sold Arenda Holding BV to ZBG, a Dutch private equity firm. Arenda is a provider of consumer finance products.
For the year 2004 reference is made to Note 2.1.1 Acquisitions and disposals of Group companies.

RECENT DEVELOPMENTS
For recent changes in the Executive Board and Supervisory Board we refer to “Item 6. Directors, Senior Management and Employees”.
GROUP STRATEGY
Strategy lifts results to a higher level
ING continued on the strategic direction it embarked on in 2004. We managed for value and created value. Our businesses in mature markets achieved good results, helped by their constant focus on the efficient execution of business fundamentals. We also continued to focus on our growth engines, which further improved in performance.
ING has a clear financial objective. We want to make sure that, over a longer period, our shareholders receive a better total return on their investment than on most other investments in the financial sector. To achieve this, we manage for value. This means focusing on growing economic profit, which measures profit beyond the cost of capital, and emphasising return improvement and profitable organic growth. In our mature banking and life insurance businesses in the Benelux and the United States, return improvement and profitable growth comes from the proper execution of our business fundamentals. This means managing costs, risks and reputation as well as offering exemplary customer service. We believe that excelling in these operational areas is the key to generating profitable organic growth. ING also continues to invest in business areas that have clear growth potential. Three growth engines have been identified: direct banking, retirement services and life insurance in emerging markets. ING has strong positions in these businesses and intends to raise further their profit potential by using the experience and capital gained in ING’s mature businesses.
In 2005, we continued to execute our strategy with good results. ING benefited from the strategic decisions taken in 2004, when the management structure was simplified and the business portfolio actively managed. This portfolio management resulted in the divestments of underperforming and non-core activities and an improved capital position. Together with the enhanced strategic focus, this led to an upgrade in 2005 of ING Group’s credit ratings by Standard & Poor’s from A+ to AA-.
Enhancing customer satisfaction
ING attaches the utmost importance to exemplary customer service. Especially in mature markets, we believe high customer satisfaction is the way to differentiate ourselves from our peers and to generate profitable top-line growth. Important improvements were made in this area by Nationale-Nederlanden, our Dutch insurance company, which virtually caught up to the industry average in customer satisfaction, continuing the trend of 2004. In our insurance business unit in the United States, we launched a broad initiative to improve processes to better meet customer needs. There was also a clear improvement in customer satisfaction in our retail banking businesses in the Benelux. At ING Direct, customer satisfaction continued to be high in 2005, with almost 80% of customers saying they receive better service from ING Direct than from other financial institutions.
In order to further improve customer satisfaction, ING aligned its brand positioning with the new mission statement introduced in 2004, which is: ‘To set the standard in helping our customers manage their financial future’. At ING, we want to excel in three aspects of client service: ‘being easy to deal with’, ‘treating customers fairly’ and ‘delivering on promises’. This is how we want to position our brand. In 2005, a strategy was devised to promote and implement this brand positioning worldwide, presenting ING as a powerful brand that provides customer reassurance and satisfaction. Throughout the organisation, business units are developing and implementing action plans to make sure they move towards ING’s customer-centric positioning.
Managing costs
Customer satisfaction alone, however, is not enough to create value, especially not in mature markets. Fierce competition in these markets makes it essential to look continuously for ways to keep costs under control and improve efficiency. Cost containment and excellent customer satisfaction go hand-in-hand as operational drivers to create value in these markets. In 2005, several initiatives were taken to control underlying expenses and improve efficiency in mature markets. We announced an efficiency programme at Nationale-Nederlanden to reduce the annual cost base by 20% by 2007 compared with

2004. We also took steps to streamline our IT organisation in the Benelux, including outsourcing and reducing the number of internal and third-party staff. In the United States, we made substantial progress with the outsourcing of our technology infrastructure to IBM. In total, those measures are expected to lead to cost savings of approximately EUR 500 million by 2008.
Managing risks
Managing our risks and consequently the cost of capital is essential for stable, profitable growth. Risk management supports value creation by providing insight into the levels of risk we can absorb compared with our earnings power and capital base. Integrated risk management — combining credit, market, insurance and operational risk into one common view — has become a key ingredient in our strategy. It allows us to capture the benefits of being a diversified financial services firm and to create a clear overview of all risks.
In 2005, ING introduced ‘Integrated Centralised Capital Management’ in order to utilise our capital more efficiently. Major progress was achieved in the credit risk area in both risk modelling and data quality, both of which are key elements of Basel II. We have also been able to leverage this experience to our banking operations, which has led to a better modelling of loan loss provisions and an enhancement of our internal models for measuring risk. For insurance, we introduced new economic capital models, based on the experiences of the banking operations, and converted these into a limit structure for Market Value-at-Risk.
Our ultimate goal of integrated risk management is to better align our risk taking to our risk appetite. This allows ING to make optimal use of its capital base, leading to a lower overall cost of capital.
Managing reputation
Integrity and reputation are two of ING’s most important assets. Regulatory compliance is essential because ING’s long-term relationships with its clients depend on integrity and fairness. In 2005, ING adopted a new group-wide compliance policy which contained a framework to enable swift and uniform group-wide execution. Senior management has been made more accountable for compliance. Compliance will be integrated in their performance targets and remuneration structure as from 2006. Certain compliance irregularities took place in the Netherlands during 2005.
Investing in growth
Retirement services, life insurance in developing markets and direct banking are ING’s growth engines. Good progress was made in 2005. In the United States, profits from US Retirement Services went up by 22%. In Central Europe, pension fund profits were up 16%. In the Slovak Republic, ING acquired the pension provider VSP Tatry Sympatia which considerably strengthens our position in this market.
In our life insurance business in developing markets, we posted a 40% rise in the value of new business, driven by the businesses in Asia and Central Europe. To add growth potential to our life insurance and retail banking businesses in China, we acquired a 19.9% stake in the Bank of Beijing. This acquisition provides ING with a platform to sell a range of insurance and investment products to an increasingly affluent customer base in China.
Finally, our direct banking business in mature markets delivered high growth and profit in a challenging yield curve environment. The number of new ING Direct customers went up by 3.2 million to 14.7 million at the end of 2005. Total funds entrusted rose by EUR 42.6 billion to EUR 188 billion. ING Direct now accounts for 14% of total underlying banking profits, compared with 12% a year ago.
Instilling a performance culture
Executing our strategy successfully and accelerating profitable growth throughout the company requires that employees understand ING’s strategy and the goals of their business unit. Employees must know their role in achieving these goals and should receive regular feed-back on their performance and be rewarded accordingly. This is how ING sees a performance culture. In 2005, steps were taken at all business levels to embed a performance culture still more firmly, ranging from management change programmes and workshops to individual talent and team development initiatives.

Conclusions and ambitions
In 2005, ING managed for value and created value. We took initiatives to enhance customer satisfaction, contain costs and improve risk management and did so with good results. We continued to invest in our growth engines, which improved their performance. Action was taken to strengthen the compliance organisation and instil a performance culture throughout the organisation. In 2006, we will continue to pursue this strategy. Supported by the proper execution of our business skills and a continued focus on our growth engines, we aim to further improve return and generate profitable organic growth. As such, ING wants to reward its shareholders with a better total shareholder return than most other investments in the financial sector.
CORPORATE GOVERNANCE
Dutch Corporate Governance Code
In its corporate-governance structure and practices, ING Group uses the Dutch Tabaksblat Code as reference. In a separate document, entitled “The Dutch Corporate Governance Code — ING’s implementation of the Tabaksblat Code for good corporate governance” (available on the website of ING Group www.ing.com) ING Group sets out whether and how it applied each of the best-practice provisions of the Tabaksblat Code. The ING Group corporate governance structure as described in this document, including some deviations from the Tabaksblat Code described therein, was approved by the General Meeting of Shareholders on 26 April 2005. As a result, ING Group is considered to be in full compliance with the Code.
In 2005, ING Group applied the best-practice provisions of the Tabaksblat Code as described in the above-mentioned document, subject to the following qualifications:

●	With respect to best-practice provision II.1.4 of the Tabaksblat Code regarding reporting on internal risk-management and control systems, ING Group has elected to report in accordance with the US securities regulations adopted under Section 404 of the US Sarbanes-Oxley Act (SOX). The Executive Board will add this report for the first time to the annual accounts and/or annual report for the financial year 2006.

●	Mr. J.H.M. Hommen, who was appointed in the 2005 General Meeting of Shareholders as a Supervisory Board member, has more than five positions as a supervisory board member with other Dutch listed companies (which is not compliant with the best-practice provision III.3.4). Mr. Hommen has informed us he would resolve this situation in due course.

Both qualifications were approved by the General Meeting of Shareholders of 26 April 2005.
Corporate Governance Differences
Under the New York Stock Exchange’s (“NYSE”) listing standards, ING Group as a foreign private issuer must disclose any significant ways in which its corporate-governance practices differ from those followed by US domestic companies under the NYSE listing standards. An overview of what we believe to be the significant differences between our corporate-governance practices and NYSE corporate-governance rules applicable to US companies is available on the website of ING Group (www.ing.com).
CORPORATE ORGANIZATION
ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct). For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.
Business Lines
Each business line formulates the strategic, commercial and financial policies in conformity with the group strategy and performance targets set by the Executive Board. Each business line is also responsible for the preparation of its annual budget, which is then approved and monitored by the Executive Board. In addition, each business line approves the strategy, commercial policy and the annual budgets of the business units in its business line and monitors the realization of the policies and budgets of that business line and its business units.

The following chart shows the breakdown by business line of ING’s total income and total profit before tax for the year 2005. Please see “Item 5. Operating and financial review and prospects”, Segment Reporting for the total income and profit before tax by business line for the years ended 2005 and 2004.

2005 Total income EUR 71,152 million	2005 Total profit before tax EUR 9,543 million
(IFRS-EU, excluding corporate line)	(IFRS-EU, excluding corporate line)

INSURANCE EUROPE
ING Insurance Europe operates in The Netherlands, Belgium, Luxembourg, Switzerland, Spain and Central Europe, including Hungary, Greece, Poland, the Czech Republic, Slovakia, Russia and Romania. These operating companies have tailored their insurance products, investment and asset management services and pension fund services for certain target markets and distribution channels. For example, through the direct marketing channel (using the Postbank brand), ING primarily offers basic retail insurance products in the Netherlands, while other distribution channels are more suitable for selling complex products requiring more personal service and specialized advice. In addition to the direct marketing channel, distribution channels in Europe include intermediaries, branches, tied agents and franchises. ING considers the degree of personal service and specialized advice as an important factor in determining how to distribute its products and services within Europe.
The investments of ING Insurance Europe are managed by ING Investment Management Europe (“ING IM Europe”). ING IM Europe also manages equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank, ING Belgium, Postbank, Nationale-Nederlanden and third party distributors. In addition, ING IM Europe is responsible for managing the treasury activities of ING Insurance.
ING’s life insurance products in Europe consist of a broad range of participating (with profit) and nonparticipating (without profit) policies written for both individual and group customers. Individual life products include a variety of endowment, term, whole life and unit linked insurance policies. In some countries, Group policies are designed to fund private pension benefits offered by a wide range of businesses and institutions as a supplement to government provided benefits. For corporate clients, customized policies are offered to meet the needs of individual employers. For small and medium sized companies, standardized policies providing specified benefit levels are offered. Meanwhile, mandatory pension fund services are mainly offered in Central Europe and Russia.
ING’s non-life products include coverage for both individual and commercial/group clients for fire, automobile, disability, health-care, transport and aviation insurance, third party liability insurance and indirect premiums (incoming reinsurance premiums). In the Netherlands, the government is decreasing its role in the field of disability insurance and sick pay, possibly creating new opportunities for insurance companies to provide private-sector coverage for benefits previously provided by the Dutch government. ING offers a broad range of disability insurance products and complementary services for employers and individual professionals (such as dentists and lawyers).

INSURANCE AMERICAS
ING Insurance Americas (“ING Americas”) operates in four main geographic areas: Canada, the United States, Mexico, and South America. ING Americas offers various types of insurances, retirement services, including defined contribution plans and annuities, mutual funds, brokerage services and institutional products, including group reinsurance and principal protection products, as well as retail and institutional asset management.
ING Americas operates in the United States through two business segments: US Financial Services (“USFS”) (which includes both retail businesses and worksite and institutional-oriented businesses), and ING Investment Management (“ING IM Americas”).The U.S. life and non-life markets remain segmented and subject to intense competition as the overall market is growing at mid to high single digit rates. ING Americas is organized in the US by product segment to maximize the growth opportunities in each market and to aggressively manage the differing risks in each product line.
USFS, is comprised of six primary business units, which provide a wide variety of financial products and services to individuals both on a retail basis and through employers.These business units are: Retail Life Insurance, Annuities, Retirement Services (which includes Defined Contribution Pensions and Rollover/Payout business), Group Insurance, Mutual Funds and ING Advisors Network.The primary retail customer target market is the mass affluent segment, which is served by a wide range of individual insurance and investment products, including variable universal life, universal life, and term insurance, fixed and variable annuities and mutual funds. Institutional customers are served in three areas: retirement services which sells 401(k), 403(b) and 457 defined contribution plans with a target market of small case corporations (under 500 employees) and school teachers (kindergarten through 12th grade), group reinsurance, through ING Re, and principal protection products, through ING Institutional Markets. Additionally, USFS offers other services such as financial planning, investment advisory services, pension plan administrative services and trust services primarily through the approximately 8,900 financial professionals affiliated with the wholly owned broker-dealers in ING Advisors Network.
ING IM Americas manages assets in the US, Canada and Latin America focused on two primary business activities: proprietary assets and third party business. ING IM Americas manages proprietary assets for ING Americas’ insurance entities, investing in a diverse mix of public fixed income, private placements, commercial mortgages and alternative assets.Third party business units (mainly in the US) include mutual fund sub-advisory, institutional assets, alternative assets and managed accounts and its products are distributed through proprietary, affiliated and outside distribution channels. Assets are managed in a wide range of investment styles and portfolios including: domestic and international equity funds of various value, blend and growth styles and of small, mid- and large capitalization, domestic fixed income portfolios across the major bond market sectors, balanced portfolios, hedge funds and private equity.
Distribution channels in the US include independent producers, career agents, ING Direct, broker dealers and financial institutions as well as consultants, affiliate distribution channels, financial intermediaries and an institutional sales force for asset management products.
ING Canada focuses on risk management expertise delivered through strong manufacturing and distribution capabilities. In addition, a wealth management capability supports the distribution network. ING Canada’s principal insurance products are automobile and property and liability insurance, which are marketed to individuals and businesses. ING Canada offers commercial specialty lines products. In addition to insurance operations, ING Canada also has a registered mutual fund dealer, ING Wealth Management. In 2005, ING Wealth Management ceased offering its proprietary mutual funds and now focuses on delivering financial solutions to ING clients through a number of distribution partners. Following an initial public offering in 2004 ING Group’s ownership share in ING Canada was reduced to 70%. ING Canada uses independent brokers as its primary distribution channel, accounting for approximately 90% of direct premiums written. ING Canada also sells products directly to customers through the internet and by telephone through call centers in Quebec and Ontario.

ING Americas sells life insurance, health insurance, auto, property and casualty insurance, and pension and financial services products through subsidiaries and joint venture affiliates in selected Latin American markets. Activities are concentrated on the Mexican and Chilean markets and ING Americas also has a joint venture presence in Peru and Brazil. Distribution channels in Mexico and South America include brokers and tied agents.
INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific (“IAP”) is a line of business comprising ING Group’s Asian, Australian and New Zealand insurance and asset management operations. In total, IAP has 24 wholly-owned or joint-venture businesses operating across 13 economies, including Australia, China, Hong Kong, India, Japan, Macau, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan and Thailand. The principal business unit operations are located in Australia, Japan, South Korea and Taiwan. In 2004 and 2005, these principal business unit operations represented 93% and 94% of IAP’s total premium income. respectively.
An IAP regional office in Hong Kong leads, controls and supports all IAP business units in the region, ensures implementation of strategy and standards, encourages synergy both regionally and globally, and produces regional management reports to headquarters in Amsterdam.
IAP’s business units offer various types of life insurance, wealth management, retail and institutional asset management products (including annuity, endowment, disability/ morbidity insurance, unit linked/ universal life, whole life, participating life, group life, accident & health, term life and employee benefits) and services. In Hong Kong and Malaysia, non-life insurance products (including employees’ compensation, medical, motor, fire, marine, personal accident and general liability) are also offered. Each business unit is subject to regulation by its respective insurance or investment regulatory commission, which generally requires a separate operating license and product approvals.
IAP’s distribution channels include tied or career agents, independent agents, financial planners, banc assurance, telemarketing and e-business channels.
Based on an analysis of public disclosures by regulators and competitors and data provided by independent publications, IAP estimates that its combined insurance operations rank second among regional foreign life insurers by annualized premium equivalent (annualized premium equivalent represents the aggregate of new regular premium sales and 10 percent of new single premium sales of life insurance products) and its combined investment management operations in Asia excluding Australia and Japan rank second in terms of total assets under management (AUM) and rank first in terms of retail AUM.

WHOLESALE BANKING
ING Wholesale Banking operates in a highly competitive market. We offer a full range of products to corporates and institutions in the Benelux countries. Elsewhere we operate a more selective and focused client and product approach with a strong presence in over 40 countries worldwide. To continue to improve our market position, Wholesale Banking has three key priorities: client-focus, cross-selling and cost control. In support of these priorities ING aims for flawless execution and strong sector knowledge. These foundations underpin the implementation of a single global brand for Wholesale Banking.
In 2005 the Client Relationship Planning process, in which an account manager discusses with relevant product and sector specialists how to best serve the client, entered its second year and was extended to a wider range of Wholesale Banking clients. Senior bankers and focus sector heads provide additional knowledge to ensure we identify all opportunities we should provide to our clients.
The integration of our mid-corporate clients information in 2005 (which became part of the Wholesale Banking business in 2004) into the Wholesale Banking centralised client information system created more opportunities to service mid-corporate clients in our Benelux home market. The reorganisation and partial divestment of the NMB Heller joint venture between ING and GE Finance in 2005 paved the way for the subsequent creation of Commercial Finance, a new and more efficient division in Wholesale Banking, offering working capital and factoring solutions.
To present one face to the world and improve our overall relationship with clients, ING implemented a single global brand for Wholesale Banking in 2005. A new visual identity was introduced worldwide and a home markets advertising campaign was kicked-off. Research of the client base led to the customisation for Wholesale Banking of the ING brand values.
Our client portfolio was evaluated to ensure a stronger focus on core clients to whom we can sell more high-margin and value-creating products in accordance with our strategic alignment programme called the Target Operating Model. The model focuses on cost control as well as revenue growth, capital optimisation and improved operational efficiency. In 2005 these operations were completed in Asia, the Americas, and the UK. In Central and Eastern Europe the implementation was completed just before the end of 2005. In the home market of the Benelux the new cost control method is still in the implementation phase.
Looking ahead, in 2006 we plan to extend coverage of Client Relationship Planning and senior bankers to more clients, and place further emphasis on our cross-sell strategy. The client action plans that were started in 2005 will be assessed to further improve the quality of our service to clients and there are expected to be new initiatives in cost-discipline. We expect to increase investments in key product areas such as Financial Markets, Payments & Cash Management, Leasing and Structured Finance.
ING Real Estate
ING Real Estate has offices in Europe, the United States, Asia and Australia. ING Real Estate constitutes a unique combination of investment management, development and finance activities. Its primary aim is to make the maximum use of the global expertise in the creation of valuable products. Investment management activities are predominantly carried out for institutional investors who want to diversify their property investments. ING Real Estate Development covers the development of shopping centers, offices and residential units in response to market demand. Our finance business offers a wide range of products, from mortgages, project finance, construction finance and leasing arrangements to syndicated loans.

RETAIL BANKING
The retail banking business focuses on retail banking services to individuals, and to small- and medium-sized businesses and on private banking. These businesses are supported by a multi- product, multi-channel distribution approach. We serve two types of retail markets, each reflecting our different market positions and therefore each requiring a slightly different approach with regard to the retail strategy. In the mature markets of the Netherlands and Belgium, our strategy is to assist our clients in areas such as wealth accumulation, savings and mortgages. We seek to distribute these different products through an efficient mix of channels appropriate to the client segments and products. In a number of selected developing markets (India, Poland, Romania) with the right demographics, economic growth potential and stable institutional environment, our strategy is to become a prominent player in the local retail banking markets, providing our clients with simple but quality products. In the mature markets, achieving operational excellence and cost leadership, combined with the right level of customer satisfaction, will be important for continuing profit growth. ING considers developing economies as opportunities for structural growth due to their strong demographics, rapid income growth, emerging middle classes and relatively low penetration of the financial services sector.
The Netherlands
Postbank is ING’s direct bank in the Netherlands. Postbank reaches its individual customers through home banking, telephone, call centers, internet banking, mailings and post offices. Using direct marketing methods, Postbank leverages its position as a leading provider of current account services and payments systems to provide other financial services such as savings accounts, mortgage loans, consumer loans, credit card services, investment and insurance products. Mortgages are offered through a tied agents sale force and direct and intermediary channels.
ING Bank Netherlands operates through a branch network of 250 branches. It offers a full range of commercial banking activities and life and non-life insurance products. It also sells mortgages through the intermediairy channel.
Belgium
Besides insurance (life, non-life, employee benefits) and asset management, ING Belgium provides banking products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices, 820 traditional branches and direct banking channels (fully automated branches, home banking services and call centers). ING Belgium also operates a second network, Record Bank, which provides a full range of banking products through independent banking agents and credit products through a multitude of channels (agents, brokers, vendors).
Central Europe
In Poland, ING Bank Slaski provides a full range of banking services to business and individual customers through a network of 330 branches, supported by ATMs and telephone, internet and electronic banking. Since 2004 we have opened approximately 80 fully automated outlets in Romania that provide selected banking products to individual clients.
Asia
In India, ING Vysya Bank has a network of 370 branches supported by a sales force of tied agents, who provide a full range of banking services to business and individual clients. In China, ING took a 19.9% participation in Bank of Beijing in 2005.
Private Banking
Private Banking provides wealth management services to high net worth individuals throughout the world. We have continued to raise the visibility of the Private Banking activities in the Benelux to penetrate ING’s existing client base in these markets. In new international markets (Asia, Central Europe, Latin America), we continue to seek to attract new assets to the group, serving them in part out of our branch in Switzerland.

ING DIRECT
ING Direct consists of a direct banking business and stand-alone credit card operations (ING Card). The direct bank is an important part of ING Group’s retail strategy. The strategy of ING Direct is to be a low-cost provider of financial services in large, mature markets by offering clients good value for money and excellent service via call-centers, direct mail and the internet. The main products offered by ING Direct are saving accounts and mortgages. ING Direct also sells a focused range of financial products such as mutual funds, e-brokerage, pensions and life insurance.
ING Direct’s direct bank business is active in nine countries, including Canada, Spain, Australia, France, the United States, Italy, United Kingdom, Germany, Austria, and provides services to approximately 15 million customers. Each country forms a separate business unit, with the exception of Austria which is managed by the German business unit.
ING Direct’s overall growth was driven mainly by the business units in Germany, Spain, Australia, France and Italy, reflecting the impact of client rate adjustments in most of these countries and continued strong commercial growth. In the United States, ING Direct maintained a high growth rate based on interest increases.
At year-end 2005 total client funds entrusted to ING Direct worldwide amounted to EUR 188 billon and total retail mortgages were EUR 55 billion. In 2005, ING Direct attracted approximately 147,000 new mortgage accounts. The percentage of mortgages versus savings accounts continues to increase. The locked in margins of the mortgages continues to contribute stability to the overall business.
ING Card aims at leveraging the extensive retail customer databases within ING Group. ING Card took over the credit card portfolios of Postbank Netherlands and ING Bank Netherlands and Belgium at the beginning of January 2004. At year-end 2005, the portfolio size amounted to 1.4 million cards. Although currently focused on the Netherlands and Belgium, ING Card has a pan-European ambition. Crucial to its strategy is to focus on marketing, business intelligence, including database marketing and analysis, and risk management.
PRINCIPAL GROUP COMPANIES
Reference is made to Exhibit 8 “ List of subsidiaries of ING Groep N.V.”
REGULATION AND SUPERVISION
The insurance, banking, asset management and broker dealer business of ING are subject to detailed comprehensive supervision in all the jurisdictions in which ING conducts business. This supervision is based in a large part on European Union (“EU”) directives, discussed more fully below.
In October 2005, legislation implementing the EU Directive on Market Abuse came into force in The Netherlands. This Directive sets a common framework for insider dealing and market manipulation in the EU and the proper disclosure of information to the market.
In July 2005, legislation implementing the Prospectus Directive came into force in the Netherlands. This Directive will make it easier and more cost effective for companies to raise capital throughout the EU on the basis of approval from a regulatory authority (“ home competent authority ”) in one Member State. It will reinforce protection for investors by guaranteeing that all prospectuses, wherever in the EU they are issued, provide them with the clear and comprehensive information they need to make investment decisions.
The Markets in Financial Instruments Directive (MiFID) aims to establish a comprehensive regulatory regime for the organised execution of investor transactions by stock markets, other trading systems and investment firms. In so doing, it will create a
“ single passport ” for investment firms which will enable them to do business anywhere in the EU on the basis of home-country authorisation. The Directive also enables investment firms to process client orders outside regulated markets. The Directive will have to be transposed into national law by April 2007. Investment firms have to comply with it as of November 2007.

●	The EU directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate, adopted in 2002, has not yet been implemented in Dutch law, and does not yet have to be applied by ING. However, ING does not expect this directive to have a material impact on its business, on its capital requirements nor on its solvency position, as it already complies with comparable national legislation for financial conglomerates.
The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision –regulating institutions’ conduct in the markets. Prudential supervision is exercised by de Nederlandsche Bank (“DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, Autoriteit Financiële Markten (“AFM”). The introduction of a new Financial Supervision Act is expected in the middle of 2006. This law will replace the numerous existing laws and regulations in the area of supervision, and will represent a significant adjustment in the legislation in the Netherlands to reflect market conditions. The DNB and other of our supervisory authorities have in recent periods increased their scrutiny of such matters as payment processing and other transactions under regulations governing money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures.
On January 1, 2006, most of the provisions of the new Act on the supervision of financial services (Wet financiële dienstverlening) has come into force. The provisions that did not come into force on January 1, 2006 will become effective in the course of this year. This Act introduces supervision on financial intermediaries and advisors and implies conduct of business rules for all distributors of financial services (advisors, intermediaries as well as providers). Supervision will be executed by the AFM.
INSURANCE
Europe
Insurance companies in the EU are subject to supervision by insurance supervisory authorities in their home country, which is The Netherlands for ING. This principle of “home country control” was established in a series of directives adopted by the EU, which we refer to as the “1992 Insurance Directives”. In The Netherlands, DNB monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. Pursuant to the 1992 EU Directives, ING may also conduct business directly, or through foreign branches, in all the other jurisdictions of the EU, without being subject to licensing requirements under the laws of the other EU member-states.
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
ING Insurance’s life and non-life subsidiaries in the EU are required to file detailed audited annual reports with their home country insurance supervisory authority. These reports are audited by ING Insurance’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. The authorizations granted by the insurance supervisory authorities stipulate the classes of business that an insurer may write an insurance for, and is required for every proposed new class of business. In addition, the home country insurance supervisory authority may require an insurer to submit any other information it requests and may conduct an audit at any time.
On the basis of the EU directives, European life insurance companies are required to maintain at least a shareholders’ equity level of generally 4% of insurance reserves (1% of separate account reserves), plus 0.3% of the amount at risk under insurance policies. The required shareholders’ equity level for Dutch non-life insurers is the greater of two calculations: one based on premiums and the other on claims. The former is base on 16% of gross premiums written for the year, the latter is based on 23% of a three-year average of gross claims.

The European Commission, jointly with Member States, is carrying out a fundamental review of the regulatory capital regime of the insurance industry (the Solvency 2 project). Its objective is to establish a solvency system that is better matched to the true risks of insurers enabling supervisors to protect policyholders’ interests as effectively as possible and in accordance with common principles across the EU. The Commission has produced a ‘Framework for Consultation’ setting out the policy principles and guidelines that will act as a framework for the development of the Solvency 2 regime. Work on the Solvency 2 Framework Directive is still in its preliminary stages, and adoption is not expected before mid 2007.
Americas
United States
ING Group’s United States insurance subsidiaries are subject to comprehensive and detailed regulation of their activities under U.S. state and federal laws. Supervisory agencies in various states have broad powers to grant or revoke licenses to conduct business, regulate trade practices, license agents, approve policy forms and certain premium rates, set standards of capital base and reserve requirements, determine the form and content of required financial reports, examine insurance companies and prescribe the type and amount of investments permitted. Insurance companies are subject to a mandatory annual audit of their statutory basis financial statements by an independent certified public accountant, and in addition are subject to an insurance department examination approximately every three to five years.
ING Insurance’s U.S. operations are subject to the Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain for supervisory purposes, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are intended to be a supervisory tool only, and are not intended as a means to rank insurers generally. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios, at year end 2005.
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
Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act relating to the privacy of information used in consumer reports and the USA PATRIOT Act of 2001 relating to, among other things, the establishment of anti-money laundering programs.
Canada
Our insurance businesses in Canada are subject to the various provincial and territorial laws and regulations. Regulators ensure that insurance companies have adequate capital, regulate related party transactions, approve acquisitions and changes of control, verify the risk management programs of companies under their jurisdiction and enact rules to ensure sound market conduct and suitability and professionalism of management. Automobile insurance is highly regulated and insurers must file their rates and are subject to certain rates constraints in certain provinces. Certain provinces like Ontario and Quebec also provide for accountability on the part of the insurers for the acts of the distributors in certain circumstances.
Asia/Pacific
Japan
ING Group’s life insurance subsidiary in Japan is subject to the supervision of the Financial Services Agency (“FSA”), the chief regulator in Japan, the rules and regulations as stipulated by the Commercial Code, Insurance Business Law and ordinances of the Cabinet Office. The affairs handled by the FSA include, among others, planning and policymaking concerning financial systems and the inspection and supervision of private sector financial institutions including banks, securities companies, insurance companies and market participants including securities exchanges.
New products, revision of existing products etc require approval by the FSA. The Cabinet Office ordinances stipulate the types and proportions of assets in which an insurance company can invest The Insurance Business Law further requires that an insurance company set aside a liability reserve to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. In addition to the required audit by external auditors, insurance companies are required to appoint a corporate actuary and have such corporate actuary be involved in the method of calculating premiums and other actuarial, accounting and compliance matters.
South Korea
ING Group’s South Korean insurance subsidiaries are subject to supervision by the Financial Supervisory Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). A second body, the Korean Insurance Development Institute (“KIDI”) advises the FSC, FSS and the Ministry of Finance and Economy on policies and systems related to life insurance and may calculate net insurance premium rates that insurance companies can apply and report such premium rates to the FSC. The KIDI must approve all new products and revisions of existing. In May 2003, the Insurance Business Act was revised to deregulate the insurance industry and to increase competition. In 2004, the FSS announced a plan to strengthen and change its supervisory policies based on the Risk Assessment and Application System (“RAAS”) from 2006 onwards.
Australia
The financial services activities of life insurance, investments, superannuation, general insurance and banking are currently governed by separate legislation under Australian law. The two main financial services regulators are the Australian Prudential Regulation Authority (“APRA”) and the Australian Securities and Investments Commission (“ASIC”). APRA is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. APRA’s responsibilities include regulating capital and liquidity requirements and monitoring the management functions of product providers. APRA also requires superannuation trustees to be licenced under the Registrable Superannuation Entity Licensing regime. All relevant entities obtained their licences in January 2006. ASIC is responsible for consumer protection and market integrity across the financial systems, including the areas of insurance, banking and superannuation. From March 2004 the Corporations Act 2001, required all relevant business entities to be licenced under the Australian Financial Services Licensing regime, administered by ASIC.
Taiwan
The Financial Supervisory Commission (“FSC”) was established on July 1, 2004 and supervises insurance companies, banks and securities houses in Taiwan. On July 9, 2003, new solvency requirements were issued, stipulating that the paid-in capital held by Taiwanese life insurance companies must be at least 200% of their risk based capital (“RBC”). This applies to both local and foreign insurance companies in Taiwan; should the paid-in capital to risk capital ratio fall below 200%, the life insurance company is required to raise new funds to achieve the target. ING Group’s operations in Taiwan are regulated by the Financial Supervisory Commission (“FSC”). In accordance with the Directions Governing Review of life Insurance Products, dated December 29, 2004 of the FSC, all insurance products are filed, reviewed and approved by the Insurance Bureau of the FSC before they are marketed.
BANKING
Wholesale Banking, Retail Banking and ING Direct
Basel II Standards
In June 2004, the Basel Committee issued the “Revised Framework” (“Basel II”) to replace the 1988 capital accord with a new capital accord. The implementation of Basel II Capital Accord is expected in the beginning of 2007 for banks opting for Standardized Approach or Foundation based Approach and 2008 for banks, like ING, opting for the Advanced Approach.

The purpose of Basel II is to lay down capital requirements that are more risk-sensitive. There is greater emphasis on internal methods of risk measurement by banks. For example, the Accord further refines the system of risk weightings and permits capital requirements to be calculated based upon internal ratings or the ratings issued by recognized rating agencies. It also adds capital requirements for operating risk to those laid down for credit risk and market risk.
The European Union has drawn up a directive, the Capital Requirement Directive (“CRD”), which shall apply to all European banks and investment firms. Through this European directive, Basel II will be incorporated into the EU legislation and regulations and in supervisory practice in all EU member states. The CRD was approved by the European Parliament on 28 September 2005. The European Finance ministers adopted the Directive on 11 October 2005. ING will implement the Directive as per 1 January 2008.
European Union Standards
The European Community has adopted capital adequacy supervision for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the “own funds” of credit institutions (the “Own Funds Directive”), defining qualifying capital (“own funds”), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the “Capital base Ratio Directive”). These two directives (the “EC Directives”) set forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital base Ratio Directive and the provisions of the Own Funds Directive into national law which shall be directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements.
The EC Directives are aimed at harmonizing banking regulations and supervision throughout the EU by laying down certain minimum standards in key areas, such as capital requirements, and requiring member states to give “mutual recognition” to each other’s standards of regulation. The concept of “mutual recognition” has also been extended to create the “passport” concept: the freedom to establish branches in, and to provide cross-border services into, other EU member states once a bank has been licensed in its “home” state. The Capital Adequacy Directive (“CAD”), was implemented in the Netherlands with effect from January 1, 1996.
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
ING Bank files consolidated monthly, quarterly and annual reports of its financial position and results with the DNB in the Netherlands. ING Bank’s independent auditors audit these reports.
Our banking operations in Belgium are supervised by the CBFA Commission. Banking supervision in Germany is carried out by the German Federal Financial Supervisory Agency (BAFIN), working in co-operation with the German Central Bank (‘Deutsche Bundesbank’). Similar authorities supervise ING’s banking operations in other European Union countries, such as, the Financial Services Authority in the United Kingdom.
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
Anti-Money Laundering Initiatives
A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations which apply various requirements of the USA PATRIOT Act to financial institutions such as our bank, insurance, broker-dealer and investment adviser subsidiaries and mutual funds advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. In addition, the bank regulatory agencies are imposing heightened standards, and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.
Canada
ING Bank of Canada (“ING BOC”) is a federally regulated financial institution that is subject to the supervision of the Office of the Superintendent of Financial Institutions (“OSFI”), which is the primary supervisor of federally chartered financial institutions (including banks and insurance companies) and federally administered pension plans.
ING BOC operates a wholly-owned mutual fund dealer subsidiary, ING Direct Mutual Funds Limited that is subject to provincial regulation in the provinces in which it operates. ING Direct Mutual Funds Limited’s home province supervisor is the Ontario Securities Commission, which regulates the sale of mutual funds and equities in Ontario. ING Direct Mutual Funds Limited is also a member of the Mutual Funds Dealer’s Association, a mandatory self-regulatory body, which governs and oversees the conduct of mutual fund dealers in Canada.
Asia/Pacific
Australia
The Australian Prudential Regulation Authority is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. See also supervision insurance on page 24.
BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES
ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states in which they operate, and the self-regulatory organizations (e.g., the NASD and the NYSE) of which they individually are members. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These and other laws, and the regulations promulgated thereunder, impose requirements (among others) regarding minimum net capital requirements, safeguarding of customer assets, protection and use of material, non-public (inside)

information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers, clearance and settlement procedures and anti-money laudering standards and procedures. The rules of the self-regulatory organizations in some respects duplicate the above mentioned legal requirements, but also impose requirements specific to the marketplaces that these organizations oversee. For example, the NASD imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and the NYSE imposes requirements regarding transactions effected in its listed securities market.
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
RATINGS
ING Groep N.V.’s long-term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep, N.V.’s long-term senior debt is rated “Aa3” (with a stable outlook) by Moody’s Investors Service (“Moody’s”).
ING Verzekeringen, N.V.’s long-term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s and “Aa3” (with a stable outlook) by Moody’s.
ING Bank N.V.’s long-term senior debt held a “AA” (with a stable outlook) rating by Standard & Poor’s as of December 31, 2005. At the same date, Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa2” (with a stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “AA-” by Fitch Ratings, Ltd. as of December 31, 2005.

ING Verzekeringen N.V.’s short-term senior debt is rated “A1+” by Standard & Poor’s and Prime 1(P-1) by Moody’s as of December 31, 2005
ING Bank N.V.’s short-term senior debt held a rating of “A1+” by Standard & Poor’s and Prime-1 (P-1) by Moody’s at December 31, 2005.
DESCRIPTION OF PROPERTY
In the Netherlands, ING owns a significant part of the land and buildings used in the normal course of its business. Outside the Netherlands, ING predominantly leases all of the land and buildings used in the normal course of its business. As of December 31, 2005, ING had more than 1,500 branch, representative and similar offices worldwide of which approximately 500 offices, principally branch offices, were located in the Netherlands. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.
Item 5. Operating and financial review and prospects
The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-EU, which differs in certain significant respects from U.S. GAAP. Reference is made to Note 6 of Notes to the consolidated financial statements for a description of the significant differences between IFRS-EU and U.S. GAAP and a reconciliation of shareholders’ equity and net profit to U.S. GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-EU.
FACTORS AFFECTING RESULTS OF OPERATIONS
ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates.
General market conditions
Demographic studies suggest that over the next decade there will be growth in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products in ING’s principal life insurance markets in the Netherlands, the Rest of Europe, the United States, Asia and Australia. In addition, in a number of its European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government have been, or are expected to be, curtailed in the coming years. Management believes this will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance’s distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets, positions ING Insurance to benefit from these developments. In addition, the emerging markets in Central and Eastern Europe, Asia and Latin America, in which ING Insurance has insurance operations, generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance has insurance operations. Management believes that insurance operations in these emerging markets provide ING Insurance with the market presence which will allow it to take advantage of anticipated growth in these regions. In addition, conditions in the non-life insurance markets in which ING Insurance operates are cyclical, and characterized by periods of price competition, fluctuations in underwriting results, and the occurrence of unpredictable weather-related and other losses.

Fluctuations in equity markets
Our insurance and asset management operations are exposed to fluctuations in equity markets. Our overall investment return and fee income from equity-linked products are influenced by equity markets. The fees we charge for managing portfolios are often based on performance and value of the portfolio. In addition, fluctuations in equity markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. Our banking operations are exposed to fluctuations in equity markets. Given the fact that ING Bank’s policy is to maintain an internationally diversified and mainly client-related trading portfolio, market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions.
Fluctuations in interest rates
Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales, but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments and will affect the results of the reserve adequacy testing which may result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behaviour in a different way than assumed in the internal models result in a mismatch which causes the banking operations’ net interest income to be affected by changes in interest rates.
Fluctuations in exchange rates
We publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the British pound and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. For ING’s main foreign currencies, US dollar, Pound sterling and Polish zloty, the translation risk is managed by taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a VaR limit.
The strengthening during 2005 of most currencies against the euro had a positive impact of EUR 81 million on net profit. In 2004 exchange rates negatively influenced net profit by EUR 86 million, which was off set by a gain of EUR 188 million after tax on ING’s US dollar hedge.

For the years 2005 and 2004, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average annual exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	2005	2004
U.S. dollar	1.2481	1.2472
Australian dollar	1.6363	1.6912
Canadian dollar	1.5104	1.6164
Pound sterling	0.6849	0.6816
Japanese yen	137.1460	133.9170
Polish zloty	4.0288	4.5326

	Year-end
	2005	2004
U.S. dollar	1.1822	1.3645
Australian dollar	1.6130	1.7485
Canadian dollar	1.3750	1.6427
Pound sterling	0.6868	0.7053
Japanese yen	138.9972	139.7674
Polish zloty	3.8612	4.0899
Critical Accounting Policies
Reference is made to Note 2.1.1 Critical Accounting Policies.
CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying profit before tax. Underlying profit before tax is defined as profit before tax and, excluding, as applicable for each respective segment, either all or some of the following items: profit from divested units, realized gains on divestitures, certain restructuring charges and other non-operating income/(expense).
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying profit before tax enhances the understanding and comparability of its segment performance by highlighting profit before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains on divestitures that are made to finance acquisitions as the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying profit before tax is not a substitute for profit before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying profit before tax may differ from those used by other companies and may change over time. For further information on underlying profit before tax as well as the reconciliation of our segment underlying profit before tax to our profit before taxation see Note 2.1.6, to our consolidated financial statements.

The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2005 and 2004:

	Insurance		Banking		Eliminations		Total
	2005	2004	2005	2004	2005	2004	2005(1)	2004
	(EUR millions)
Premium income	45,758	43,617					45,758	43,617
Investment income	9,944	10,179	937	363	36	163	10,845	10,379
Interest result banking operations			9,162	8,699	95	(42)	9,067	8,741
Commission income	1,346	1,198	2,401	2,581			3,747	3,779
Other income	376	608	1,348	1,035			1,724	1,643

Total income	57,424	55,602	13,848	12,678	131	121	71,141	68,159

Underwriting expenditure	47,120	45,384					47,120	45,384
Other interest expenses	1,100	1,140			131	121	969	1,019
Operating expenses	5,195	4,746	8,844	8,795			14,039	13,541
Impairments/additions to the provision for loan losses	31	10	88	465			119	475

Total expenditure	53,446	51,280	8,932	9,260	131	121	62,247	60,419

Profit before tax	3,978	4,322	4,916	3,418			8,894	7,740
Taxation	455	850	924	859			1,379	1,709

Profit before third-party interests	3,523	3,472	3,992	2,559			7,515	6,031
Third-party interests	255	123	50	153			305	276

Net profit (attributable to shareholders)	3,268	3,349	3,942	2,406			7,210	5,755

Profit before tax	3,978	4,322	4,916	3,418			8,894	7,740
Gains/losses on divestments (2)	13	(221)	(379)	166			(366)	(55)
Profit divested units	(16)	(151)	(6)	(67)			(22)	(218)
Special items		(386)		44				(342)

Underlying profit before tax	3,975	3,564	4,531	3,561			8,506	7,125

1)	The application of IAS 32, 39 and IFRS 4 from 1 January 2005 had a positive impact on ING Group’s results in 2005. In total, IAS 32, 39 and IFRS 4 had a positive impact of approximately EUR 455 million on total profit before tax of ING Group, or EUR 392 million after tax. The impact on the insurance operations was approximately EUR 238 million before tax, mainly due to realised gains on the sale of bonds and the revaluation of embedded derivatives, which were offset by the absence of amortised income from gains on fixed interest securities, and negative valuation changes on fixed-income investment derivatives. The impact on the banking operations was approximately EUR 217 million before tax, mainly due to valuation adjustments on non-trading derivatives and prepayment penalties.

2)	Divestments Insurance: sale of Freeler (EUR 10 million, 2005), gain IPO Canada (EUR 19 million in 2005 and EUR 249 million in 2004), sale of Life of Georgia (EUR (89) million in 2005 and EUR (28) million in 2004), sale of ING Re (EUR 20 million in 2005 and EUR (219) million in 2004), sale of Austbrokers (EUR 27 million, 2005) and sale of Australia non-life (EUR 219 million, 2004). Divestments Banking: sale of Baring Asset Management (EUR 240 million, 2005), sale of 12.8% ING Bank Slaski shares (EUR 92 million, 2005), restructuring NMB-Heller (EUR 47 million, 2005), sale of BHF-Bank (EUR (169) million, 2004), sale Asian cash equity business (EUR (84) million, 2004) and sale of CenE Bankiers (EUR 87 million, 2004).
GROUP OVERVIEW
Total profit before tax increased EUR 1,154 million, or 14.9% from EUR 7,740 million in 2004 to EUR 8,894 million in 2005 and total underlying profit before tax increased EUR 1,381 million or 19.4% from EUR 7,125 million in 2004 to EUR 8,506 million in 2005. The increase in total profit before tax and total underlying profit before tax was driven by strong growth from Retail Banking and ING Direct as well as from Insurance Americas and Insurance Europe due to growth in retirement services and favourable results from non-life insurance. The increase in total underlying profit before tax is also impacted by the decrease in special items, from EUR 342 million in 2004 to nil in 2005. Special items in 2004 included a gain of EUR 287 million related to the U.S. dollar hedge, a EUR 96 million gain on old reinsurance business and restructuring provisions of EUR 41 million at Wholesale Banking.
Net profit rose EUR 1,455 million, or 25.3% from EUR 5,755 million in 2004 to EUR 7,210 million in 2005. This higher growth compared with the increase in profit before tax was due to a lower effective tax rate in 2005. The effective tax rate declined to 15.5% in 2005 from 22.1% in 2004 due to a lower statutory tax rate in the Netherlands in 2005, tax-exempt gains on divestments (such as Baring Asset Management, CenE Bankiers and the IPO of ING Canada), EUR 148 million from the creation of deferred tax assets, related to net operating losses from the banking operations, and net releases from tax provisions of EUR 435 million in 2005 compared with EUR 161 million in releases in 2004.
Earnings per share attributable to equity holders of the Company increased to EUR 3.32 in 2005 from EUR 2.71 in 2004.
Currency impact
Currency rate differences had a positive impact of EUR 81 million on net profit and EUR 116 million on total profit before tax, mainly due to strengthening of the Canadian and Australian dollars, Polish zloty and South Korea won.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital, which differs from total equity attributable to equity holders of the Company in that it excludes unrealised gains on fixed-interest investments and includes hybrid capital. On this basis, the debt/equity ratio of ING Group improved to 9.3% in 2005 compared with 11.9% at January 1, 2005 supported by growth in equity. The capital coverage ratio of ING Verzekeringen N.V. increased to 255% of E.U. regulatory requirements at the end of December 2005, compared with 204% at January 1, 2005. The Tier-1 ratio of ING Bank N.V. was 7.32% at the end of 2005, up from 6.92% on January 1, 2005, as growth in capital was partially offset by strong growth in risk-weighted assets. Total risk-weighted assets of the banking operations increased by EUR 45.6 billion, or 16.6%, to EUR 319.7 billion at December 31, 2005 from 274.1 billion as of December 31, 2004, driven by growth in all three banking business lines.
Return on Shareholders’ equity
The net return on shareholders’ equity increased to 26.6% in 2005 from 25.4% in 2004. The insurance operations reflected a 21.1% net return on equity in 2005, down from 27.0% in 2004, due to an increase in shareholders’ equity in 2005. The banking operations reflected an increase to 24.2% in 2005 from 15.8% in 2004.
INSURANCE OPERATIONS
Income
Total premium income increased 4.9%, or EUR 2,141 million from EUR 43,617 million in 2004 to EUR 45,758 million in 2005, mainly driven by a strong growth of life premiums increasing 5.9%, or EUR 2,169 million to EUR 39,144 million in 2005 from EUR 36,975 million in 2004, primarily related to South Korea and Japan. Premium growth was partially offset by divestments and the reclassification of some life products to investment contracts from the beginning of 2005 under IFRS 4, notably in Australia, the U.S. and Belgium, which had a total negative impact of EUR 2,053 million. Non-life premiums declined 0.4%, or EUR 28 million, from EUR 6,642 million in 2004 to EUR 6,614 million in 2005, as lower premiums in the Netherlands and Mexico offset higher premiums in Canada following the acquisition of Allianz Canada in December 2004.
Investment income declined 2.3%, or EUR 235 million to EUR 9,944 million in 2005 from EUR 10,179 million in 2004, reflecting the impact of divestments. Commission income increased 12.4%, or EUR 148 million to EUR 1,346 million in 2005 from EUR 1,198 million in 2004, mainly driven by a reclassification of products from life insurance to investment products under IFRS 4. Other income declined 38.2%, or EUR 232 million to EUR 376 million in 2005 from EUR 608 million in 2004, reflecting the impact of divestments in both periods and the gain on the U.S. dollar hedge in 2004, which offset higher profit from associates.

Underwriting Expenditure
Underwriting expenditure increased by EUR 1,736 million, or 3.8% from EUR 45,384 million in 2004 to EUR 47,120 million in 2005. The underwriting expenditure of the life insurance operations increased by EUR 1,880 million, or 4.7% , primarily attributable to an increase in profit sharing and rebates and an increase in technical provisions. The underwriting expenditure of the non-life insurance operations decreased by EUR 144 million, or 2.8%, related to lower net premiums earned and partially offset by higher claims paid. These factors resulted in an overall lower non-life claims ratio of 62.7% in 2005 compared with 63.0% in 2004, primarily attributable to the improvement in the claims ratios from the Automobile and General Liability product lines.
Expenses
Operating expenses from the insurance operations increased 9.5%, or EUR 449 million to EUR 5,195 million in 2005, from EUR 4,746 million in 2004, due to increased costs to support the ongoing growth of the business, particularly in Asia, as well as the impact (EUR 30 million) of a new collective labour agreement in the Netherlands, investments in IT infrastructure, and start-up costs for a new distribution channel in Canada. The efficiency ratios for the life insurance operations improved as both premium and asset growth outpaced the growth in expenses. Expenses as a percentage of assets under management for investment products improved to 0.82% in 2005 compared with 0.86% in 2004. Expenses as a percentage of premiums for life products improved to 13.28% in 2005 from 13.52% in 2004. The cost ratio for the non-life operations deteriorated slightly to 31.9% in 2005 from 30.6% in 2004, driven by higher costs related to the purchase of Allianz Canada in December 2004.
Profit before tax and net profit
Total profit before tax from insurance declined 8.0%, or EUR 344 million, to EUR 3,978 million in 2005 from EUR 4,322 million in 2004. This decline was impacted by the divestments which resulted in a loss of EUR 13 million in 2005 and a gain of EUR 221 million in 2004. Divested units contributed EUR 16 million to profit before tax in 2005 and EUR 151 million in 2004. Results in 2004 also included a gain of EUR 290 million from the U.S. dollar hedge and a gain of EUR 96 million from old reinsurance activities as special items, compared to nil recorded as special items in 2005. Net profit from insurance was 2.4%, or EUR 81 million lower at EUR 3,268 million in 2005 from EUR 3,349 million in 2004. This decrease is related to an increase in third party interests in 2005 to EUR 255 million from EUR 123 million in 2004, partially offset by the decrease of the effective tax rate from 19.7% in 2004 to 11.4% in 2005 due to tax-exempt gains on divestments, a lower statutory tax rate in the Netherlands and releases of tax provisions of EUR 435 million , primarily related to the conclusions of the tax administration on reviews of certain provisions in the Netherlands and the results of an IRS audit in the Americas.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 11.5%, or EUR 411 million to EUR 3,975 million in 2005 from EUR 3,564 million in 2004. ING’s insurance operations continued to benefit from strong growth in retirement services and life insurance in developing markets, higher investment results and a favourable claims environment for the non-life insurance businesses. Underlying profit before tax from life insurance increased 7.4%, or EUR 184 million from EUR 2,498 million in 2004 to EUR 2,682 million in 2005, driven by the U.S., Central Europe, South Korea and the Netherlands, supported by higher sales, growth in assets under management and investment gains. This growth was somewhat offset by the reserve strengthening in Taiwan, and lower capital gains on equities in 2005 compared to 2004, EUR 388 million and EUR 590 million, respectively. The non-life operations in the Netherlands, Belgium and Canada continued to benefit from a historically low claims ratio, which helped to drive underlying profit from non-life insurance up 21.3%, or EUR 227 million from EUR 1,066 million in 2004 to EUR 1,293 million in 2005.
Embedded value
The embedded value of ING’s life insurance operations increased 22.9%, or EUR 5,135 million to EUR 27,586 in 2005 from EUR 22,451 in 2004, including net dividends of EUR 474 million and EUR 1,049 million paid to the Group in 2005 and 2004, respectively. The figures are calculated in accordance with European Embedded Value principles issued by the CFO Forum, a group representing the chief financial officers of major European insurers. In addition to the value attributable to new business and the unwinding of the discount rate, significant contributions to the increase in embedded value came from favourable experience variances and currency movements, changes to discount rates, and the investment return on free surplus. That was partially offset by changes in economic assumptions, particularly in Asia/Pacific, due to revised new money assumptions in Taiwan. Continued focus on value creation led to a 27.4%, or EUR 173 million increase in the value of new business to EUR 805 million in 2005 from EUR 632 million in 2004, driven by improved pricing margins, higher sales, and a more profitable product mix in the U.S. and Asia/Pacific. Central Europe and Asia/Pacific both generated particularly strong growth in 2005, indicating the strong future earnings potential of the businesses in both regions.
BANKING OPERATIONS
Income
Total income from banking increased 9.2%, or EUR 1,170 million to EUR 13,848 million in 2005 from EUR 12,678 million in 2004, mainly due to strong growth in savings and mortgage lending as well as increased investment income.
Total interest result increased 5.3%, or EUR 463 million to EUR 9,162 million in 2005 from EUR 8,699 million in 2004, driven by strong growth in savings and mortgage lending at Retail Banking and ING Direct, as well as increased prepayment penalties as customers refinanced their mortgages to take advantage of low interest rates. This increase was partially offset by lower interest results in Wholesale Banking due to margin pressure and a decline in volumes as the business focused on cross-selling fee products and limiting growth in risk-weighted assets. The implementation of IAS 32 and IAS 39 in 2005 had a negative impact of approximately EUR 70 million on the interest result in 2005.
Investment income increased sharply to EUR 937 million in 2005 from EUR 363 million in 2004, primarily due to EUR 379 million in gains recognized on divestments in 2005 and a loss of EUR 166 million recognized from divestments in 2004. The increase was also due to gains recognized on equity investments mainly in Belgium and the Americas in 2005, and EUR 60 million of realised gains recognized on the sale of bonds, which was partially offset by decreased income earned from investment properties.
Commission income declined 7.0%, or EUR 180 million to EUR 2,401 million in 2005 from EUR 2,581 million in 2004, primarily related to the impact of divestments, which was partially offset by higher management fees (mainly from ING Real Estate) and higher commission fees from the securities business, funds transfers and brokerage and advisory fees.
Other income rose 30.2%, or EUR 313 million from EUR 1,035 million in 2004 to EUR 1,348 million in 2005, primarily related to a EUR 226 million positive valuation result on non-trading derivatives in 2005. The proportional (50%) consolidation of Postkantoren BV in the Netherlands starting in 2005, which had no impact on total profit, added EUR 168 million to Other income. The share of profit from associates increased by EUR 106 million from EUR 34 million in 2004 to EUR 140 million in 2005, mainly due to associates at ING Real Estate. The result of the trading portfolio decreased by EUR 205 million or 32.7% from EUR 626 million in 2004 to EUR 421 million in 2005, partly due to a reclassification of interest-related components from trading results to interest results.
Expenses
Total operating expenses increased 0.6%, or EUR 49 million to EUR 8,844 million from EUR 8,795 million in 2004 due to increased labour costs and one-off expenses and divestments which largely offset the impact of consolidations (Postkantoren B.V. and Mercator Bank) in 2005. One-off expenses of EUR 255 million include EUR 47 million for restructuring the Operations & IT activities in the Benelux, EUR 27 million for accelerated software depreciation, EUR 78 million for impairments on development projects at ING Real Estate and EUR 103 million for provisions, mainly related to Williams de Broë, recorded in Belgium. An additional EUR 168 million is related to the consolidation of 50% of Postkantoren BV in 2005. The remaining increase was driven by continued strong growth of ING Direct, the acquisition of Mercator Bank in Belgium, investments to expand the retail banking activities in Romania, Poland and India, as well as higher IT costs. Personnel expenses increased, particularly in the Netherlands as a result of the new collective labour agreement; however that was largely offset by a net release of EUR 119 million in provisions for employee benefits following healthcare and pension legislative changes in the Netherlands. The total cost/income ratio of the banking operations improved to 63.9% in 2005 from 69.4% in 2004.

Addition to the provision for loan losses
The total addition to the provision for loan losses in 2005 was EUR 88 million compared to EUR 465 million in 2004, a decrease of 81.1% or EUR 377 million. The additions to the provision for loan losses were exceptionally low due to an improvement in the credit portfolio, the release of loan loss provisions previously recorded, the absence of new large defaults and improvements in risk management. As a percentage of average credit-risk-weighted assets, the addition in 2005 equalled 3 basis points compared with 18 basis points in 2004.
Profit before tax and net profit
Total profit before tax increased 43.8%, or EUR 1,498 million to EUR 4,916 million in 2005 from EUR 3,418 million in 2004. Divestments had a positive impact on profit before tax in 2005, including EUR 379 million in realised gains on divestments compared with a loss of EUR 166 million in 2004. Divested units contributed EUR 6 million to profit in 2005 and EUR 67 million in 2004. Net profit from banking rose 63.8%, or EUR 1,536 million from EUR 2,406 million in 2004 to EUR 3,942 million in 2005. This increase is related to the change in the effective tax rate which declined to 18.8% in 2005 from 25.1% in 2004 due to tax-exempt gains on divestments, a lower statutory tax rate in the Netherlands, non-taxable gains on equities mainly in Belgium, a release of EUR 35 million from the tax provisions, and a EUR 148 million deferred tax asset related to net operating losses in the U.S. in 2005.
Underlying profit before tax
ING’s banking businesses had a strong increase in profit in 2005 driven by solid growth in income at ING Direct and Retail Banking and historically low additions to the provision for loan losses. Underlying profit before tax rose 27.2%, or EUR 970 million to EUR 4,531 million in 2005 from EUR 3,561 million in 2004. Growth was driven by increased savings and strong demand for mortgages at both Retail Banking and ING Direct. Profit was also supported by the sale of equity investments and a positive impact on balance from the implementation of IAS 32 and IAS 39. Underlying profit before tax in 2004 included special items related to a restructuring provision of EUR 41 million for the International Wholesale Banking network, compared to no special items reported in 2005.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2005 and 2004:

	2005	2004
	(EUR billions, except
	amounts per share )
Investments	324.6	276.3
Loans and advances to customers	439.2	330.5
Total assets	1,158.6	876.4
Insurance and investment contracts
Life	232.1	205.5
Nonlife	12.8	11.4
Investment contracts	18.6

Total insurance and investment contracts	263.5	216.9
Customer deposits and other funds on deposits (1)	465.7	349.2
Debt securities in issue/other borrowed funds	113.5	102.7
Total liabilities (including third-party interests)	1,121.9	852.3
Shareholders’ equity	36.7	24.1
Shareholders’ equity per Ordinary share (in EUR)	16.96	12.95

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
Total assets increased by 32.2% in 2005 to EUR 1,158.6 billion, mainly due to increased fixed income investments, loans and advances to customers and customer deposits and other funds on deposits. Investments increased by EUR 48.3 billion, or 17.5%, to EUR 324.6 billion in 2005 from EUR 276.3 billion in 2004, representing an increase of EUR 32.0 billion in insurance investments and an increase of EUR 15.9 billion in banking investments of which EUR 9.4 billion was attributable to ING Direct.
Loans and advances to customers increased by EUR 108.7 billion, or 32.9%, rising to EUR 439.2 billion at the end of December 2005 from EUR 330.5 billion at the end of December 2004. Loans and advances to customers of the insurance operations rose EUR 2.2 billion. Loans and advances of the banking operations increased by EUR 104.4 billion, of which approximately EUR 40 billion was due to the effects of IAS 32 and IAS 39 in 2005. The increase was also impacted by the Netherlands operations (increase of EUR 25.7 billion) and the international operations (increase of EUR 37.6 billion). ING Direct contributed EUR 24.7 billion to the increase, of which EUR 21.0 billion was due to personal lending.
Shareholders’ equity increased by 52.6% or EUR 12,667 million to EUR 36,736 million at December 31, 2005 compared to EUR 24,069 million at December 31, 2004. Net profit from the year 2005 added EUR 7,210 million to equity, revaluations added EUR 1,626 million, exchange rate differences added EUR 2,067 million and adjustments related to the implementation of IAS 32 and IAS 39 and IFRS 4 added EUR 4,103 million, offset by EUR 657 million in realized capital gains that were released through the profit and loss account and the cash dividend of EUR 2,461 million.

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. The following table sets forth the contribution of our six business lines to our underlying profit before tax for each of the years 2004 and 2005:

2005	Insurance	Insurance	Insurance	Wholesale	Retail	ING Direct	Other(1)	Total
	Europe	Americas	Asia/Pacific	Banking	Banking			Group
(EUR millions)
Total income	16,045	28,036	13,199	5,957	5,796	2,119	(11)	71,141

Total expenditure	14,014	26,095	12,721	3,358	3,919	1,502	638	62,247

Profit before tax	2,031	1,941	478	2,599	1,877	617	(649)	8,894
Gains/losses on divestments	(10)	50	(27)	(317)	(62)			(366)
Profit before tax from divested units		(12)	(4)	(6)				(22)
Special items

Underlying profit before tax	2,021	1,979	447	2,276	1,815	617	(649)	8,506

2004	Insurance	Insurance	Insurance	Wholesale	Retail	ING Direct	Other(1)	Total
	Europe	Americas	Asia/Pacific	Banking	Banking			Group
Total income	16,041	28,084	10,490	5,871	5,062	1,709	902	68,159

Total expenditure	14,418	26,392	9,734	3,926	3,887	1,274	788	60,419

Profit before tax	1,623	1,692	756	1,945	1,175	435	114	7,740
Gains/losses on divestments		(2)	(219)	166				(55)
Profit before tax from divested units		(89)	(62)	(60)	(7)			(218)
Special items	(11)			41			(372)	(342)

Underlying profit before tax	1,612	1,601	475	2,092	1,168	435	(258)	7,125

(1)	Other mainly includes items not directly attributable to the business lines and intercompany relations
Refer to Note 2.1.6, to the consolidated financial statements for further disclosure of our segment reporting.

INSURANCE EUROPE

	2005	2004
	(EUR millions)
Premium income	10,702	11,369
Investment income	4,583	4,172
Commission and other income	760	500

Total income	16,045	16,041

Underwriting expenditure	11,644	12,327
Other interest expenses	481	322
Operating expenses	1,870	1,768
Investment losses	19	1

Total expenditure	14,014	14,418

Profit before tax	2,031	1,623
Gains/losses on divestments	(10)
Special items		(11)

Underlying profit before tax	2,021	1,612

Income
Total premium income declined 5.9%, or EUR 667 million to EUR 10,702 million in 2005 from EUR 11,369 million in 2004, due to the reclassification of some products from life insurance to investment contracts under IFRS 4, which had a negative impact of EUR 761 million, as well as a decline in non-life premiums in the Netherlands. Non-life premium income declined 2.8%, or EUR 57 million to EUR 2,007 million from EUR 2,064 million in 2004, due to premium refunds resulting from the new long-term disability laws in the Netherlands which took effect in 2006.
Investment income increased 9.9%, or EUR 411 million from EUR 4,172 million in 2004 to EUR 4,583 million in 2005, supported by pre-payment penalty fees, capital gains on bonds and private equity investments. Commission and other income increased 52.0%, or EUR 260 million to EUR 760 million in 2005 from EUR 500 million in 2004, due to higher profits from associates in real estate funds and private equity.
Expenses
Operating expenses rose 5.8%, or EUR 102 million to EUR 1,870 million in 2005 from EUR 1,768 million in 2004 primarily due to an increase of EUR 30 million related to the new collective labour agreement in the Netherlands, EUR 39 million in severance costs at Nationale-Nederlanden and EUR 23 million for streamlining the IT organisation at NN and RVS, the Dutch tied agents company of ING. This increase was partially offset by a release of EUR 47 million from provisions for employee benefits following healthcare and pension legislative changes in the Netherlands. Operating expenses in Belgium and Central Europe declined as a result of cost containment programmes. Expenses as a percentage of assets under management improved from 1.06% to 0.93% and expenses as a percentage of life premiums deteriorated from 20.99% to 23.38%.
Profit before tax
Profit before tax included a gain of EUR 10 million from the sale of the internet provider Freeler in 2005, and a gain of EUR 11 million on old reinsurance business in 2004. Including those items, total profit before tax rose 25.1%, or 408 million to EUR 2,031 million in 2005 from EUR 1,623 million in 2004.
Underlying profit before tax
Underlying profit before tax from Insurance Europe rose 25.4%, or EUR 409 million from EUR 1,612 million in 2004 to EUR 2,021 million in 2005, driven by life insurance in the Netherlands and Central Europe as well as strong underwriting results at the non-life businesses in the Netherlands and Belgium. Underlying profit from life insurance rose 22.2%, or EUR 290 million to EUR 1,597 million in 2005 from EUR 1,307 million in 2004, led by a 48.3% increase in life results from Central Europe, primarily in Poland and Hungary, and a 20.0% increase in the life results in the Netherlands Underlying profit from non-life insurance rose 39.0%, or EUR 119 million from EUR 305 million in 2004 to EUR 424 million in 2005, supported by strong underwriting results and releases of provisions caused by the introduction of a new long-term disability act in 2006.

Insurance Europe — 2005 Underlying Profit before Tax by Geographic Region	Insurance Europe — Underlying Profit before Tax for Life and Non-Life Business by Geographic Region

In EUR millions

1)	Belgium includes underlying profit before tax from Luxembourg.

2)	Central Europe includes Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece and Russia.

3)	Underlying profit before tax by geographic region in 2004 is as follows: Netherlands EUR 1,290 million (life EUR 1,017 million and non-life EUR 273 million), Belgium EUR 143 million (life EUR 122 million and non-life EUR 21 million), Central Europe & Spain EUR 179 million (life EUR 168 million and non-life EUR 11 million).
Netherlands
In the Netherlands, underlying profit before tax increased 23.2%, or EUR 299 million to EUR 1,589 million in 2005 from EUR 1,290 million in 2004, as higher investment income more than offset growth in expenses related to the new collective labour agreement and actions to improve customer satisfaction and efficiency. Results included a EUR 151 million revaluation of non-trading derivatives, EUR 83 million higher results from real estate investment from EUR 419 million in 2004 to EUR 502 million in 2005 and EUR 94 million higher results from private equity from EUR 37 million in 2004 to EUR 131 million in 2005, as well as a EUR 98 million release of disability provisions triggered by the introduction of a new long-term disability act in 2006.
Underlying profit before tax from the life insurance businesses rose 20.0%, or EUR 203 million from EUR 1,017 million in 2004 to EUR 1,220 million in 2005 driven by higher investment income and an improved morbidity result due to the release of disability provisions. Life premium income declined 6.4%, or EUR 374 million from EUR 5,823 million in 2004 to EUR 5,449 million in 2005, mainly due to lower acquisition of group life contracts, the reclassification of insurance contracts to investment contracts under IFRS 4, and lower single-premium sales due to enhanced pricing discipline to improve profitability.
Underlying profit before tax from the non-life insurance businesses increased 35.2%, or EUR 96 million from EUR 273 million in 2004 to EUR 369 million in 2005, driven by higher results from real estate and private equity investments as well as actuarial provision releases. Non-life premiums declined 3.0% to EUR 1,642 million, a decrease of EUR 51 million compared to EUR 1,693 million in 2004 largely attributable to premium refunds in loss of income/accident insurance due to the new long-term disability act. This decrease was partially offset by higher fire insurance premiums following a premium rate adjustment.
Belgium
In Belgium, underlying profit before tax from insurance rose 21.7%, or EUR 31 million from EUR 143 million in 2004 to EUR 174 million in 2005, mainly due to a sharp increase in results from non-life insurance, which rose EUR 27 million, or 128.6% to EUR 48 million in 2005 from EUR 21 million, driven by favourable claims development, primarily in fire, health and loss of income/accident insurance, as well as decreased operating expenses. Underlying profit before tax from life insurance, including Luxembourg, increased 3.3%, or EUR 4 million to EUR 126 million in 2005 from EUR 122 million in 2004, as a decline in operating expenses compensated for higher lapses and lower management/entrance fees. Excluding the reclassification of products from life insurance to investment products under IFRS 4, which had a negative impact of EUR 761 million, life premium income increased 20.4%, to EUR 1,630 million in 2005 from EUR in 1,354 million in 2004, due to strong sales of universal life products.
Central Europe & Spain
In Central Europe & Spain, underlying profit increased 44.1%, or EUR 79 million to EUR 258 million in 2005 from EUR 179 million in 2004, driven by a 48.3% increase in life results in Central Europe to EUR 251 million. Poland, Hungary, Greece, Spain and Romania all showed strong growth in life and pensions, driven by higher premiums and lower operating expenses. Life premium income rose 18.3%, or EUR 250 million from EUR 1,367 million in 2004 to EUR 1,617 million in 2005 driven by high sales of unit-linked products in Hungary and universal life products in Poland and Greece.
US GAAP
US GAAP profit before tax is EUR 446 million higher than IFRS-EU profit before tax of EUR 2,031 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 147 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; EUR 686 million in 2005 compared to EUR 185 million in 2004 for the reversal of IFRS-EU hedge accounting; EUR (112) million in 2005 compared to EUR 17 million in 2004 related to differences in debt securities valuation; and EUR (290) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate, which became a significant reconciling item in 2005 due to changes in the property investment portfolio. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4.1 of the consolidated financial statements.
INSURANCE AMERICAS

	2005	2004
	(EUR millions)
Premium income	22,744	22,761
Investment income	4,387	4,502
Commission and other income	905	821

Total income	28,036	28,084

Underwriting expenditure	23,597	24,058
Other interest expenses	98	118
Operating expenses	2,397	2,202
Investments losses	3	14

Total expenditure	26,095	26,392

Profit before tax	1,941	1,692
Gains/losses on divestments	50	(2)
Profit before tax from divested units	(12)	(89)

Underlying profit before tax	1,979	1,601

Income
Premium income was flat at EUR 22,744 million as higher non-life premiums were partially offset by lower life premiums. Non-life premium income rose 5.1%, or EUR 220 million from EUR 4,332 million in 2004 to EUR 4,552 million in 2005, driven by a 16.8%, or EUR 372 million increase from EUR 2,213 million to EUR 2,585 million in 2005 in Canada, primarily due to the acquisition of Allianz Canada in December 2004. That growth was partially offset by lower non-life premium income in Mexico related to the auto business and from the non-renewal of certain large property & casualty contracts as the company focuses on more profitable retail market segments. Life premium income declined 1.3%, or EUR 237 million from EUR 18,429 million in 2004 to EUR 18,192 million in 2005, as a slight decline in individual life single premium and lower fixed annuity sales was partially compensated by higher sales in retirement services.
Investment income declined 2.6%, or EUR 115 million from EUR 4,502 million in 2004 to EUR 4,387 million in 2005, as 2004 included the EUR 249 million gain on the ING Canada IPO as well as EUR 157 million in investment income from divested businesses. Excluding those items from 2004, investment income increased 7.3% driven by higher yields, prepayment penalty income on fixed income investments, investment gains from sales of fixed income securities, and higher private equity gains.
Expenses
Operating expenses increased 8.9%, or EUR 195 million from EUR 2,202 million in 2004 to EUR 2,397 million in 2005, due to the acquisition of Allianz Canada in December 2004 and expenses in the U.S. related to strategic initiatives and higher incentive-related benefit costs. Expenses as a percentage of assets under management for investment products were unchanged at 0.75%, while expenses as a percentage of premiums for life products improved from 13.99% in 2004 to 13.76% in 2005.
Profit before tax
Divestments resulted in a loss of EUR 50 million in 2005 (mainly Life of Georgia) compared with a gain of EUR 2 million in 2004. Divested units generated a profit before tax of EUR 12 million in 2005, compared with EUR 89 million in 2004. Including these items, total profit before tax increased 14.7%, or EUR 249 million from EUR 1,692 million in 2004 to EUR 1,941 million in 2005.
Underlying profit before tax
Underlying profit before tax from Insurance Americas increased 23.6%, or EUR 378 million from EUR 1,601 million in 2004 to EUR 1,979 million in 2005. Profit growth was driven by a 27.4%, or EUR 247 million increase in the U.S. operations underlying profit before tax from EUR 902 million in 2004 to EUR 1,149 million in 2005, led by higher results from retirement services and annuities due to higher asset levels, improved investment performance and higher margins. The Canadian business had a 35.8%, or EUR 177 million increase in underlying profit before tax from EUR 494 million in 2004 to EUR 671 million in 2005, driven by continued strong underwriting results in the non-life business, increased investment income and the operations of Allianz Canada which was acquired in December 2004. Growth in the region was moderated by losses in Latin America, underlying profit before tax declined 22.4%, or EUR 46 million to EUR 159 million in 2005 from EUR 205 million in 2004, including claims and expenses related to recent hurricanes in Mexico and the related costs to extend reinsurance coverage after the storms and reserve strengthening in the health business in Chile. Currency movements had a positive impact of EUR 46 million due to the strengthening of the Canadian dollar, and the Mexican and Chilean pesos against the euro.

Insurance Americas — 2005 Underlying Profit before Tax by Geographic Region

(1)	Latin America includes Argentina, Chile, Peru and Brazil through September 30, 2005.

(2)	Underlying profit before tax by geographic region in 2004 is as follows: United Sates EUR 902 million, Canada EUR 494 million, Mexico EUR 122 million and Latin America EUR 83 million.

(3)	United States life insurance; Canada and Latin America mainly non-life insurance.
United States
Premium income declined 1.3%, or EUR 231 million to EUR 18,077 million in 2005 from EUR 18,308 million in 2004 as lower individual life single premium and fixed annuity sales were largely offset by higher sales in retirement services. Operating expenses increased 8.0%, or EUR 109 million, to EUR 1,468 million in 2005 from EUR 1,359 million in 2004, due to spending on strategic initiatives such as enhancements to web capabilities, costs related to implementing Sarbanes-Oxley, and higher incentive-related benefit costs and EUR 16 million of restructuring costs for the insurance and investment management businesses to enhance future profitability.
Canada
The strong underwriting results were driven by a historically low claims ratio coupled with an increase in volume from the Allianz Canada acquisition. The claims ratio improved slightly to 56.3% in 2005 from 56.6% in 2004. The cost ratio was higher in 2005 due to expenses related to the integration of the Allianz Canada business. The combined ratio deteriorated to 86.8% in 2005 from 85.1% in 2004. Premium income rose 16.8%, or EUR 372 million to EUR 2,585 million in 2005 from EUR 2,213 million in 2004 primarily due to the acquisition of Allianz Canada.
US GAAP
US GAAP profit before tax is EUR (410) million lower than IFRS-EU profit before tax of EUR 1,941 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR (326) million in 2005 for the write-off of goodwill related to Sul America and the reversal of goodwill on disposals compared to EUR (147) million in 2004 for impairment of goodwill in Latin America and the reversal of goodwill on disposals; EUR (17) million in 2005 compared to EUR 111 million in 2004 related to differences in debt securities valuation; EUR 203 million in 2005 compared to EUR 176 million in 2004 for the reversal of IFRS-EU hedge accounting; EUR (82) million in 2005 for deferred acquisition costs and provision for life policy liabilities, compared to EUR 23 million in 2004; and, EUR (89) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate, which became a significant reconciling item in 2005 due to changes in the property investment portfolio. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4.1 of the consolidated financial statements.

INSURANCE ASIA/PACIFIC

	2005	2004
	(EUR millions)
Premium income	12,286	9,469
Investment income	925	944
Commission and other income	(12)	77

Total income	13,199	10,490

Underwriting expenditure	11,838	9,003
Other interest expenses	8	8
Operating expenses	867	727
Investment losses	8	(4)

Total expenditure	12,721	9,734

Profit before tax	478	756
Gains/losses on divestments	(27)	(219)
Profit before tax from divested units	(4)	(62)

Underlying profit before tax	447	475

Income
Premium income rose 29.7%, or EUR 2,817 million to EUR 12,286 million in 2005 from EUR 9,469 million in 2004, led by a 32.6% increase in life premiums. The increase was driven by sharply higher sales of single-premium variable annuities in Japan, tied agency products in South Korea and short-term savings products in Taiwan. Strong premium growth rates were recorded in local currency terms in Japan (87.8%), South Korea (27.9%), Taiwan (11.3%), Malaysia (13.8%), India (141.8%), Thailand (42.6%), Hong Kong (10.8%) and China (27.2%). A reclassification of products in Australia from life insurance to investment products under IFRS 4 reduced premium income by EUR 1,051 million in 2005. Excluding the IFRS 4 change, total life premiums increased 49.7%. Non-life premium income fell 82.7% from EUR 237 million in 2004 to EUR 41 million in 2005, reflecting the sale of the Australian non-life business in the second quarter of 2004.
Investment income declined 2.0% or EUR 19 million to EUR 925 million in 2005 from EUR 944 million in 2004. However, excluding the realised gains on divestments in both years, investment income rose 24.2%, driven by growth of the investment portfolio in the region.
Commission and other income declined 115.6% to a loss of EUR 12 million in 2005 from income recognized of EUR 77 million in 2004, primarily related to losses on derivatives in Japan that are used to hedge minimum-benefit guarantees on single-premium variable annuities, as well as an unrealised loss on non-trading derivatives in South Korea. These losses were partially offset by higher fee income on wealth management products in Australia as a result of growth in assets under management and the reclassification of most products in Australia from life insurance to investment products under IFRS-EU.
Expenses
Operating expenses increased 19.3%, or EUR 140 million to EUR 867 million in 2005 from EUR 727 million in 2004, reflecting staff and salary increases to support the continuing growth of the businesses across the region, primarily in Japan and South Korea. Expenses in 2004 also benefited from the release of a EUR 30 million provision for a wage-tax assessment. Adjusted for the release of the wage-tax provision, expenses as a percentage of assets under management for investment products improved from 1.13% in 2004 to 0.93% in 2005 and expenses as a percentage of premiums for life products improved from 9.03% in 2004 to 8.35% in 2005.
Profit before tax
Divestments had a significant impact on Insurance Asia/Pacific’s total profit before tax. In 2004, ING realised a gain of EUR 219 million on the sale of its 50% stake in a non-life insurance joint venture in Australia. Results in 2005 included a gain of EUR 27 million from the IPO of 90% of the shares in

Austbrokers Holdings as ING focuses on the funds management and life insurance businesses in Australia. Including those gains and profit from the divested units, total profit before tax from Insurance Asia/Pacific declined 36.8%, or 278 million to EUR 478 million in 2005 from EUR 756 million in 2004.
Underlying profit before tax
Underlying profit before tax from Insurance Asia/Pacific declined 5.9%, or EUR 28 million to EUR 447 million in 2005 from EUR 475 million in 2004, primarily related to the reserve strengthening in Taiwan due to the continued low interest rate environment. Excluding Taiwan, underlying profit before tax in the rest of the region increased 15.8%, or 61 million to EUR 447 million in 2005 from EUR 386 million in 2004, driven by a 52.1% increase in the South Korea operations. Results in 2004 were favoured by the release of a EUR 29 million reserve for capital-guaranteed products in Australia and a EUR 30 million release of reserves for a wage-tax assessment.

Insurance Asia/Pacific — 2005 Underlying Profit before Tax by Geographic Region

1)	Rest of Asia includes China, India, Thailand, Indonesia, Hong Kong and Malaysia.

2)	Underlying profit before tax by geographic region in 2004 is as follows: Australia and New Zealand EUR 163 million, South Korea EUR 119 million, Taiwan EUR 89 million, Japan EUR 71 million and rest of Asia EUR 33 million

3)	Asia/Pacific is mainly life insurance.
Australia & New Zealand
Total underlying profit before tax increased 3.7%, or EUR 6 million to EUR 169 million in 2005 from EUR 163 million. Life premium income declined 85.2%, or EUR 1,042 million, to EUR 181 million in 2005 from EUR 1,223 million in 2004, reflecting the reclassification of the majority of products from life insurance to investment products in 2005. Operating expenses were 9.6% higher, due to provisions to resolve unit-pricing issues following an enforceable undertaking agreed with ASIC, a local regulator.
South Korea
In South Korea, underlying profit before tax rose 52.1%, or EUR 62 million to EUR 181 million in 2005 from EUR 119 in 2004, driven by higher margins due to increased volume as well as strong sales. Premium income rose 42.6%, or EUR 680 million to EUR 2,278 million in 2005 from EUR 1,598 in 2004, driven by sales of variable and universal life products as well as continued high persistency on existing contracts. Premiums were boosted by the introduction of new products, expansion of the tied agency network and new bancassurance partnerships.
Taiwan
Underlying profit in Taiwan decreased by 100% from EUR 89 million in 2004 as a result of measures taken to strengthen reserves in 2005, due to a continued low interest rate environment and assumption changes in 2005. A total charge of EUR 220 million was recorded in 2005 to strengthen reserves, compared with EUR 100 million in 2004.

Japan
In Japan, underlying profit before tax increased 4.2%, or EUR 3 million to EUR 74 million in 2005 from EUR 71 in 2004. Profits from the single-premium variable annuity and mutual fund businesses increased due to strong growth in premiums resulting in higher fee income. Despite growth in new business and higher premiums, profits from the corporate-owned life insurance business decreased mainly due to lower investment yields from the continuing low interest rate environment and higher levels of early surrenders.
US GAAP
US GAAP profit before tax is EUR (277) million lower than IFRS-EU profit before tax of EUR 478 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to the premium deficiency loss recognized in relation to the Taiwan reserves under US GAAP of EUR (386) million in 2005, offset by the reversal of certain reserve strengthening in the business line under IFRS-EU of EUR 179 million in 2005 compared to EUR 241 million in 2004 which is not allowed under US GAAP; and, EUR (106) million in 2005 for differences in debt securities valuation compared to EUR (23) million in 2004. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4.1 of the consolidated financial statements.
WHOLESALE BANKING

	2005	2004
	(EUR millions)
Interest result	2,928	3,272
Commission and other income	3,029	2,599

Total income	5,957	5,871

Operating expenses	3,466	3,734
Additions to the provision for loan losses	(108)	192

Total expenditure	3,358	3,926

Profit before tax	2,599	1,945
Gains/losses on divestments	(317)	166
Profit before tax from divested units	(6)	(60)
Special items		41

Underlying profit before tax	2,276	2,092

Income
Total income increased 1.5%, or EUR 86 million, to EUR 5,957 million in 2005 from EUR 5,871 million in 2004. The increase was driven by the International Wholesale Banking activities in the U.K., the Americas and Central & Eastern Europe, growth of the leasing business as well as the 16.2% increase in income from ING Real Estate, which offset the impact of divestments. Excluding divestments income rose 4.8%. Interest income declined 10.5%, or EUR 344 million, to EUR 2,928 million in 2005 from EUR 3,272 million in 2004. due to divestments and pressure on margins. Commissions and other income rose 16.5%, or EUR 430 million, to EUR 3,029 million in 2005 from EUR 2,599 million in 2004, due to higher management fees at ING Real Estate and supported by gains on the sale of equity investments and fair value changes on non-trading derivatives.
Expenses
Operating expenses declined 7.2%, or EUR 268 million, to EUR 3,466 million in 2005 from EUR 3,734 million in 2004, due entirely to the divestments of the Asian cash equities business, CenE Bankiers, portions of BHF-Bank, and Barings Asset Management. Operating expenses excluding divestments and special items increased 12.1%, due in part to one-off items reported in 2005, such as EUR 103 million in provisions recorded in Belgium, EUR 12 million in restructuring costs for initiatives to improve efficiency in the IT organisation as announced in July and November of 2005 and EUR 78 million in impairment losses on development projects at ING Real Estate. Those items were partially offset by EUR 36 million in releases of provisions for employee benefits.

The addition to the provision for loan losses declined from EUR 192 million in 2004 to a net release of EUR 108 million in 2005, due to improvements in the credit environment and the limited inflow of large new problem loans. The Netherlands was the only region which recorded an addition to loan loss provisions in 2005 of EUR 52 million, which was offset by releases in other regions. The net release equalled a negative 7 basis points of average credit-risk-weighted assets in 2005 compared with an addition of 12 basis points in 2004.
Profit before tax
Gains on divestments contributed EUR 317 million to profit before tax in 2005 (sale Baring Asset Management, as well as the gain on the NMB Heller transaction and wholesale banking’s part on the sale of ING Bank Slaski shares), while divestments in 2004 (sale Asian cash equities business, CenE Bankiers and parts of BHF-Bank) resulted in a loss of EUR 166 million. Divested units contributed EUR 6 million to profit before tax in 2005, compared with EUR 60 million in 2004. Results in 2004 also included a restructuring provision of EUR 41 million for the International Wholesale Banking network. Including those items, total profit before tax increased 33.6%, or EUR 654 million, to EUR 2,599 million in 2005 from EUR 1,945 million in 2004.
Underlying profit before tax
Underlying profit before tax from Wholesale Banking rose 8.8%, or EUR 184 million, to EUR 2,276 million in 2005 from EUR 2,092 million in 2004, driven by higher income from Structured Finance, Leasing and ING Real Estate businesses, as well as a net release of loan loss provisions due to an improved credit environment and improved risk management.

Wholesale Banking — 2005 Underlying Profit before Tax by Geographic Region

1)	Other, which reported a loss of EUR 50 million in 2005 and a loss of EUR 47 million in 2004, is excluded from the above table

2)	Asset management primarily relates to ING Real Estate

3)	Underlying profit before tax by geographic region in 2004 is as follows: The Netherlands EUR 826 million, Belgium EUR 665 million, Rest of the World EUR 313 million and Asset Management EUR 335 million.
Netherlands
In the Netherlands, underlying profit before tax declined 4.4%, or EUR 36 million, to EUR 790 million in 2005 from EUR 826 million in 2004, as growth in income was more than offset by higher operating expenses. Total income rose 3.7%, or EUR 67 million, to EUR 1,876 million in 2005 from EUR 1,809 million in 2004, driven primarily by Structured Finance and Leasing activities, and partially offset by decreased income from the Payments & Cash Management and General Lending businesses resulting from lower margins and decreased income from the Financial Markets business. Operating expenses increased 11.8%, or EUR 109 million, to EUR 1,034 million in 2005 from EUR 925 million in 2004 due to increased expenses resulting from the collective labour agreement, the growth of the leasing business and higher IT expenses, including EUR 12 million of restructuring costs for initiatives to improve efficiency in the IT organisation as announced in 2005. The impact of the increased expenses was partly offset by the EUR 36 million release from employee benefits provisions following healthcare and pension legislative changes in the Netherlands. The addition to the provision for loan losses declined to 10 basis points of average credit-risk-weighted assets in 2005 from 12 basis points in 2004.
Belgium
In Belgium, underlying profit before tax declined 22.0%, or EUR 146 million, to EUR 519 million in 2005 from EUR 665 million in 2004, due to lower results from the Financial Markets businesses, as well as increased operating expenses primarily related to provisions Total income declined 8.1%, or EUR 119 million, to EUR 1,346 million in 2005 from EUR 1,465 million in 2004 as decreased Financial Markets results more than offset increased income from Corporate Finance & Equity Markets and Structured Finance businesses in 2005 compared to 2004. Operating expenses increased 12.8%, or EUR 101 million, to EUR 891 million in 2005 from EUR 790 million in 2004, due to EUR 103 million in provisions in 2005 mainly related to Williams de Broë. The addition to the loan loss provisions declined from 3 basis points of average credit-risk-weighted assets in 2004 to negative 17 basis points in 2005, due to a net release of EUR 64 million.
Rest of the World
In the Rest of the World, underlying profit before tax more than doubled to EUR 671 million from EUR 313 million, driven by releases of debtor provisions as well as increased income following the successful implementation of a programme to improve profitability by focusing on key clients and products. Total income rose 14.2%, or EUR 195 million, to EUR 1,566 million in 2005 from EUR 1,371 million in 2004, due to increased income from Structured Finance and Financial Markets businesses in the U.K., increased income from all product groups in the Americas, and increased income from Financial Markets businesses in Central & Eastern Europe. Operating expenses increased 3.5%, or EUR 33 million, to EUR 982 million in 2005 from EUR 949 million in 2004. The addition to the loan loss provisions was a negative 20 basis points of average credit-risk-weighted assets in 2005 compared to 23 basis points due to a release of EUR 87 million in 2005 and an addition of EUR 109 million in 2004.
ING Real Estate
Total underlying profit before tax of the asset management activities, primarily related to ING Real Estate, was EUR 346 million in 2005, an increase of 3.3% or EUR 11 million compared to EUR 335 million in 2004. Underlying profit before tax of ING Real Estate decreased 4.4%, or EUR 16 million to EUR 349 million in 2005 from EUR 365 million in 2004 primarily related to impairments on development projects in Poland and the Czech Republic of EUR 78 million, offset by higher profit from the real estate finance and investment management activities. The real estate financing activities benefited from growth in the lending portfolio and lower additions to the provision for loan losses in 2005 compared to 2004. Underlying profit before tax of the investment management activities increased due to strong growth of assets under management following the purchases of portfolios, including the Gables Residential Trust in the U.S. and the Abbey National portfolio in the U.K. and fair value property revaluations.
US GAAP
US GAAP profit before tax is EUR 8 million higher than IFRS-EU profit before tax of EUR 2,599 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 190 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; EUR (3) million in 2005 compared to EUR 206 million in 2004 for the reversal of IFRS-EU hedge accounting; EUR (115) million in 2005 compared to EUR (190) million in 2004 for differences in debt securities valuation; and, EUR (45) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate, which became a significant reconciling item in 2005 due to changes in the property investment portfolio. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4.1 of the consolidated financial statements.

RETAIL BANKING

	2005	2004
	(EUR millions)
Interest result	4,397	3,928
Commission and other income	1,399	1,134

Total income	5,796	5,062

Operating expenses	3,829	3,703
Additions to the provision for loan losses	90	184

Total expenditure	3,919	3,887

Profit before tax	1,877	1,175
Gains/losses on divestments	(62)
Profit before tax from divested units		(7)

Underlying profit before tax	1,815	1,168

Income
Total income increased 14.5%, or EUR 734 million, to EUR 5,796 million in 2005 from EUR 5,062 million in 2004, driven mainly by increased income from mortgages and savings in the Netherlands and growth from savings, current accounts and structured notes in Belgium.,Income growth in 2005 compared to 2004 was also affected by the proportional (50%) consolidation of Postkantoren BV in the Netherlands from January 2005 (which had no impact on total profit) adding EUR 168 million to total income and the EUR 48 million loss recorded in the first quarter of 2004 on a unit-linked mortgage product in the Netherlands
Expenses
Operating expenses increased 3.4%, or EUR 126 million, to EUR 3,829 million in 2005 from EUR 3,703 million in 2004, primarily related to proportional the consolidation of Postkantoren BV, EUR 33 million in one-off costs related to the announced efficiency programme for the Operations & IT activities in the Benelux, EUR 27 million in accelerated software depreciation in the Netherlands and the impact of the new labour agreement in the Netherlands was partially offset by a release of EUR 83 million from provisions following healthcare and pension legislative changes in the Netherlands. The cost/income ratio improved to 66.1% in 2005 from 73.2% in 2004.
The addition to the provision of loan losses declined 51.1%, or EUR 94 million, to EUR 90 million in 2005 from EUR 184 million in 2004, mainly due to releases in Belgium and Poland of EUR 27 million in 2005 compared with an addition of EUR 53 million in 2004. The addition equalled 11 basis points of average credit-risk-weighted assets in 2005 compared with 25 basis points in 2004.
Profit before tax
Divestments in 2005 contributed EUR 62 million to profit before tax, representing Retail Banking’s portion of the gain on the sale of a 12.8% stake in ING Bank Slaski in Poland, taking ING’s stake to 75%. The divested retail banking activities of BHF-Bank contributed EUR 7 million to profit in 2004. Including those items total profit before tax rose 59.7%, or EUR 702 million, to EUR 1,877 million in 2005 from EUR 1,175 million in 2004.
Underlying profit before tax
Underlying profit before tax from Retail Banking increased 55.4%, or EUR 647 million to EUR 1,815 million in 2005 from EUR 1,168 million in 2004, driven by strong growth in savings and mortgages in the home markets of the Benelux and the impact of increased prepayment penalties on mortgages as clients refinanced to take advantage of low interest rates. The addition to the loan loss provisions declined as a result of the improved credit environment and releases in Belgium and Poland. Cost containment measures and strong income growth resulted in an improvement in the cost/income ratio in 2005 to 66.1% from 73.2% in 2004.

Retail Banking — 2005 Underlying Profit before Tax by Geographic Region

1)	Mainly ING Vysya Bank, Private Banking rest of the world and the Kookmin Bank stake

2)	Underlying profit before tax by geographic region in 2004 is as follows: The Netherlands EUR 1,091 million, Belgium EUR 55 million, Poland EUR 19 million and Other Retail Banking EUR 3 million
Netherlands
In the Netherlands, underlying profit before tax rose 27.1%, or EUR 296 million, to EUR 1,387 million in 2005 from EUR 1,091 million in 2004, driven by growth in mortgage lending and savings and increased income received from prepayment penalties on mortgages. The total interest margin stayed almost flat in 2005 compared to 2004 supported by the increased prepayment penalties and offset by decreased interest margins on savings and current accounts resulting from the low interest rate environment. Income increased 15.9%, or EUR 531 million, to EUR 3,866 million in 2005 from EUR 3,335 million in 2004, primarily related to the consolidation of Postkantoren BV beginning in 2005 and the inclusion of the EUR 48 million loss on the unit-linked mortgage product at Postbank in the first quarter of 2004. Operating expenses increased 11.2%, or EUR 237 million, to EUR 2,360 million in 2005 from EUR 2,123 million in 2004 due to the consolidation of Postkantoren BV, EUR 33 million in restructuring costs for the streamlining and outsourcing of ING’s Operations & IT activities as announced in July and November, EUR 27 million in accelerated software depreciation, the new collective labour agreement, and partially offset by the release of EUR 83 million from provisions for employee benefits following the healthcare and pension legislative changes. The addition to the loan loss provisions was 18 basis points of average credit-risk-weighted assets in 2005 compared with 21 basis points in 2004.
Belgium
In Belgium, underlying profit before tax increased 512.7%, or EUR 282 million, from EUR 55 million in 2004 to EUR 337 million in 2005, driven by increased income due to strong growth of savings and current accounts and high sales of structured notes, as well as lower expenses and releases of loan loss provisions. Total income rose 11.9%, or EUR 152 million, to EUR 1,426 million in 2005 from EUR 1,274 million in 2004. Operating expenses declined 7.0%, or EUR 83 million, to EUR 1,100 million in 2005 from EUR 1,183 million in 2004, due to high one-off items in 2004, including provisions for litigation issues and impairments on real estate. The impact in 2005 of the acquisition of Mercator Bank in the fourth quarter of 2004 was largely offset by the sale of ING Securities Bank France and Banque Baring Brothers Suisse in 2005, which were reported under ING Belgium. The addition to the loan loss provisions was negative 8 basis points of average credit-risk-weighted assets in 2005 compared to 34 basis points in 2004 due to a EUR 11 million net release of provisions in 2005.
Poland
In Poland, underlying profit before tax from the retail banking activities of ING Bank Slaski more than doubled from EUR 19 million in 2004 to EUR 41 million in 2005 due to releases from loan loss provisions following an improvement in the quality of the lending portfolio. Risk costs turned from EUR 17 million in 2004 to a net release of EUR 16 million in 2005. Adjusted for exchange rate changes, income rose 2.0% as the growth in savings and deposits was largely offset by narrower margins and lower lending volumes. Operating expenses increased by 13.1% due to investments to upgrade the branch network and higher marketing costs.
US GAAP
US GAAP profit before tax is EUR 78 million higher than IFRS-EU profit before tax of EUR 1,877 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 191 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; EUR (36) million in 2005 compared to EUR (8) million in 2004 for the reversal of goodwill on disposals; and, EUR (76) million in 2005 compared to EUR 216 million in 2004 for differences in debt securities valuation. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4.1 of the consolidated financial statements.
ING DIRECT

	2005	2004
	(EUR millions)
Interest result	1,947	1,608
Commission and other income	172	101

Total income	2,119	1,709

Operating expenses	1,396	1,185
Additions to the provision for loan losses	106	89

Total expenditure	1,502	1,274

Profit before tax	617	435

Underlying profit before tax	617	435
Income
Total income rose 24.0%, or EUR 410 million, to EUR 2,119 million in 2005 from EUR 1,709 million in 2004, mainly driven by a 21.1% increase in the interest result due to the continued strong growth in funds entrusted. The total interest margin in 2005 narrowed to 0.86% from 0.98% in 2004, mainly caused by a flattening of the yield curve and the strategic decision to maintain competitive client rates in favour of stimulating business growth.
Expenses
Operating expenses rose 17.8%, or EUR 211 million, to EUR 1,396 million in 2005 from EUR 1,185 million in 2004, reflecting investments to support the continued growth of the business, notably in mortgage distribution. The cost/income ratio improved to 65.9% in 2005 from 69.3% in 2004, and the operational cost base (excluding marketing expenses) improved to 0.40% of total assets compared with 0.44% in 2004. The average number of full-time employees in 2005 rose to 6,500 from 5,300 in 2004, mainly due to expansion in Germany, the U.S. and the U.K.
The addition to the provision for loan losses increased 19.1%, or EUR 17 million, to EUR 106 million in 2005 from EUR 89 million in 2004. The addition equalled 17 basis points of average credit-risk-weighted assets, down from 22 basis points in 2004 as the probability of default diminished.
Profit before tax
Profit before tax from ING Direct rose 41.8%, or EUR 182 million to EUR 617 million in 2005 from EUR 435 million in 2004, primarily driven by the continued strong growth in the euro-countries – Germany, France, Spain and Italy. This increase was partially offset by a slight decline in the US operations profit before tax in 2005 compared to 2004, due to increases of deposit rates related to increases in the Federal Reserve rate and an unfavourable yield curve development.

ING Card had a loss of EUR 16 million in 2005 compared to a loss of EUR 6 million in 2004, mainly due to increased additions to loan loss provisions and increased marketing and IT expenses.

ING Direct — 2005 Profit before Tax by Geographic Region

1)	Other includes: Spain, Italy, UK, France and ING Card.

2)	Underlying profit before tax by geographic region in 2004 is as follows: Canada EUR 66 million, Australia EUR 60 million, United States EUR 170 million, Germany EUR 151 million and Other EUR (12) million.
US GAAP
US GAAP profit before tax is EUR 10 million higher than IFRS-EU profit before tax of EUR 617 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 95 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; and, EUR (98) million in 2005 compared to EUR (237) million in 2004 for the reversal of IFRS-EU hedge accounting. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4.1 of the consolidated financial statements.
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
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2005 was EUR 11,095 million, and at December 31, 2004 EUR 10,570. The EUR 11,095 million of debt outstanding at December 31, 2005 consisted of EUR 1,261 million principal amount of 8.439% non-cumulative guaranteed trust preferred securities issued in December 2000, EUR 589 million principal amount of 6.5% perpetual subordinated debt securities issued in September 2001, EUR 659 million principal amount of 7.05% perpetual debt securities issued in July 2002, EUR 904 million principal amount of 7.20% perpetual debt securities issued in December 2002, EUR 631 million principal amount perpetual debt securities with a variable interest rate issued in June 2003, EUR 410 million principal amount of 6.20% perpetual debt securities issued in October 2003, EUR 934 million principal amount perpetual debt securities with a variable interest rate issued in 2004, EUR 496 million principal amount of 4.176% perpetual debt securities issued in 2005, EUR 574 million principal amount of 6.125% perpetual debt securities issued in 2005, EUR 837 million principal amount of 5.775% perpetual debt securities issued in 2005 and EUR 3,740 million debentures. The detail with respect to the debentures is as follows:

			Balance sheet value
Interest Rate (%)	Year of issue	Due date	(EUR millions)
5.0	2001	May 3, 2006	999
6.125	2000	January 4, 2011	996
6	2000	August 1, 2007	750
5.5	1999	September 14, 2009	995

			3,740
At December 31, 2005 and 2004, ING Groep N.V. also owed EUR 991 million and EUR 606 million to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 991 million owed by ING Groep N.V. to ING Group companies at December 31, 2005, EUR 35 million was owed to ING Insurance companies, EUR 406 million was owed to ING Bank companies and EUR 550 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.
At December 31, 2005 and 2004, ING Groep N.V. had EUR 5 million and EUR 460 million of cash. Dividends paid to the Company by its subsidiaries amounted to EUR 2,296 million and EUR 1,446 million in 2005 and 2004, respectively, in each case representing dividends declared and paid with respect to the reporting calander year and the prior calendar year. Of the amounts paid to the Company, EUR 1,595 million and EUR 629 million were received from ING Insurance in 2005 and 2004, respectively; EUR 700 million and EUR 817 million were received from ING Bank in 2005 and 2004 respectively, and for 2005 EUR 0 million was received from other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 0 million in 2005 and EUR 2,303 million in and 2004, respectively, of the amounts paid to the Company, EUR 0 million was received from ING Bank in 2005 and EUR 2,303 million was received from ING Bank in 2004. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of paid-up capital and shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
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
ING Group Consolidated Cash Flows
Year ended December 31, 2005 compared to year ended December 31, 2004
Net cash provided by operating activities amounted to EUR 33,749 million for the year ended December 31, 2005, an decrease of 55.1% compared to EUR 75,102 million for the year ended December 31, 2004. This decrease was mainly due to a reclassification of mortgage backed securities under IFRS-EU from investments to loans and advances to customers as well as a higher cashflow employed in trading assets/liabilities. The cashflow generated through the provisions for insurance and investment contracts of EUR 21,250 million and through the customer deposits and other funds on deposit of the banking operations of EUR 62,709 million was to a large extent used for the lending and investment portfolio. The higher increase in the provisions for insurance and investment contracts of EUR 21,250 million in 2005 compared with EUR 13,244 million in 2004 mainly reflects the growth of the life business. The cashflow employed in lending, including the reclassification of mortgage backed securities, increased from a cashflow of EUR 34,737 million in 2004 to a cash outflow of EUR 62,709 million in 2005, reflecting the growth of the mortgage portfolio and corporate lending both inside and outside the Netherlands.

Net cash used in investment activities in 2005 was EUR 50,306 million, compared to EUR 72,265 million in 2004. The decrease was mainly caused by the reclassification of mortgage backed securities from investments to loans and advances to customers, included in the cashflow from operating activities. Excluding this impact both available-for-sale investments and investments for the risk of policyholders increased, reflecting the growth of the life insurance operations.
Net cash flow from financing activities was EUR 7,312 million in 2005, compared to EUR 1,079 million in 2004. The increase of EUR 6,233 million in net cash flow from financing activities mainly reflects an increase in the growth of borrowed funds and the insurance of debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2005 of EUR 3,335 million, compared to EUR11,588 million at year-end 2004, an increase of EUR 8,253 million from 2004 levels, mainly reflected in a decrease in amounts due from/to banks.
ING Insurance Cash Flows
The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments. See also “Item 11. ”Quantitative and Qualitative Disclosure on Market Risk”.
Premium income and investment income totaled EUR 45,758 million and EUR 9,944 million in 2005, EUR 43,617 million and EUR 10,179 million in 2004. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 47,120 million, EUR 5,195 million and EUR 1,100 million in 2005 and EUR 45,384 million, EUR 4,746 million and EUR 1,140 million in.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to the commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 2,745 million at December 31, 2005 and EUR 1,967 million at December 31, 2004.
Net cash provided by operating activities was EUR 18,058 million in 2005 and EUR 17,636 million in 2004.
Net cash used by ING Insurance in investment activities was EUR 20,554 million in 2005 and EUR 19,530 million in 2004.
Cash provided by ING Insurance’s financing activities amounted to EUR 2,887 million and EUR 2,061 million in 2005 and 2004, respectively.
Capital Base Margins and Capital Requirements
In the United States, since 1993, insurers, including the companies comprising ING Insurance U.S. operations, have been subject to risk-based capital (“RBC”) guidelines. See “Item 4. Information on the Company – Regulation and Supervision – Insurance – ING Americas.”

ING Bank Cash Flows
The principal sources of funds for ING Bank’s operations are growth of the retail funding, which mainly consists of current accounts, savings and retail deposits, repayments of loans, disposals and redemptions of investment securities (mainly bonds), sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of investment securities, funding of trading portfolios, interest expense and administrative expenses (See Item 11, “Quantitative and Qualitative Disclosure of Market Risk”). At December 31, 2005 and 2004, ING Bank had EUR 969 million and EUR 10,318 million, respectively, of cash and cash equivalents.
The EUR 40,012 million decrease in the ING Bank’s operating activities of EUR 17,041 million cash inflow for the year ended December 31, 2005, compared with a EUR 57,053 million cash inflow for the year ended December 31, 2004, was largely attributable to the increase of the loans and advances caused by the reclassification of the mortgage backed securities from the net cashflow from investing activities to the net cashflow from operating activities as well as the decrease of banks available on demand and the decrease of the reverse repurchases.
Net cash generated from investment activities was EUR 29,754 million cash outflow and EUR 52,726 million cash outflow in 2005 and 2004, respectively, mainly reflecting the investment in interest-earning securities exceeding the dispositions and redemptions of interest-earning securities. Investment in interest-earning securities was EUR 95,905 million and EUR 105,004 million in 2005 and 2004, respectively. Dispositions and redemptions of interest-earning securities was EUR 65,964 million and EUR 53,999 million in 2005 and 2004, respectively.
Net cash flow from financing activities amounted to EUR 2,759 million and EUR (89) million in 2005 and 2004, respectively.
The operating, investment and financing activities described above resulted in a negative net cash flow of EUR 9,954 million in 2005 and a positive net cash flow of EUR 4,238 million in 2004.
Capital Adequacy
Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the Dutch Central Bank for supervisory purposes. See “Item 4, Information on the Company”.
The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of December 31, 2005 and 2004.

	Year ended December 31,
	2005	2004
	(EUR million, other than percentages)
Risk-Weighted Assets	319,653	274,138
Consolidated group equity:
Tier 1 Capital	23,408	20,000
Tier 2 Capital	11,605	10,533
Tier 3 Capital	363	357
Supervisory deductions	(650)	(534)

Total qualifying capital	34,726	30,356

Tier 1 Capital Ratio	7.32%	7.30%
Total Capital Ratio (Tier 1, 2 and 3)	10.86%	11.07%
ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

Off-Balance-Sheet-Arrangements
Reference is made to Note 2.1.4 Off-Balance-sheet arrangements.

		Less	More
		than	than
	Total	one	one
	2005	year	year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	128		128
Commitments concerning fixed-interest securities	1,922	1,778	144
Guarantees	237		237
Other	1,999	754	1,245

Banking operations
Contingent liabilities in respect of:
discounted bills	5	5
guarantees	15,933	9,052	6,873
irrevocable letters of credit	7,436	6,760	676
other	396	367	29

	28,056	18,716	9,332
Irrevocable facilities	85,098	39,768	45,330

Total	113,154	58,484	54,662

Total tabular disclosure of contractual obligations
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2005:

	Payment due by period
		Less			More
		than	1-3	3-5	than 5
	Total	1 year	years	years	years
	(EUR millions)
Operating lease obligations	1,341	275	375	336	355
Subordinated loans of Group Companies	14,310	1,011	2,170	2,205	8,924
Preference shares of Group companies	1,260				1,260
Debenture loans	81,241	45,057	11,180	11,180	13,824
Loans contracted	9,711	6,082	1,041	922	1,666
Loans from Credit Institutions	6,971	4,443	1,593	359	576
Insurance provisions	263,487	13,567	10,060	10,060	229,800

Total	378,321	70,435	26,419	25,062	256,405

Item 6. Directors, Senior Management and Employees
SUPERVISORY BOARD
Function of Supervisory Board and its committees
The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the company and its business, as well as to provide advice to the Executive Board. The Supervisory Board has three committees: the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. The organisation, powers and modus operandi of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. These charters are available on the ING Group website (www.ing.com). A short description of the duties for the three Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors.
The Remuneration and Nomination Committee advises the Supervisory Board amongst others on the composition of the Supervisory Board and Executive Board, on the compensation packages of the members of the Executive Board and on stock-based compensation programmes for top-management, including the Executive Board.
The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the Annual General Meeting of Shareholders, and advises the Supervisory Board on improvements in respect of the foregoing.
Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. The profile was submitted for discussion to the Annual General Meeting of Shareholders in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).
In view of their experience and the valuable contribution that former members of the Executive Board can make to the Supervisory Board, it has been decided, taking into account the size of the Board and ING’s wide range of activities, that such individuals may become member of the Supervisory Board of ING Group. There is, however, a restriction in that only one in every five other members of the Supervisory Board may be a former member of the Executive Board. In addition, this member must wait at least one year after resigning from the Executive Board before becoming eligible for appointment to the Supervisory Board. Former members of the Executive Board are not eligible for appointment to the position of chairman of the Supervisory Board.
After being appointed to the Supervisory Board, a former member of the Executive Board may also be appointed to one of the Supervisory Board’s committees. However, appointment to the position of chairman of a committee is only possible if the individual in question resigned from the Executive Board at least five years prior to such appointment.
Reappointment of Supervisory Board members
Members of the Supervisory Board will resign from the Board at the Annual General Meeting of Shareholders held in the calendar year in which they will complete the fourth year after their most recent reappointment. As a general rule, they shall also resign at the Annual General Meeting of Shareholders in the year in which they attain the age of seventy and shall not be reappointed. The schedule for resignation by rotation is available on the ING Group website (www.ing.com). Members of the Supervisory Board may as a general rule be reappointed for two periods of four years, based on a proposal from the Supervisory Board to the Shareholders’ Meeting.

Ancillary positions/Conflicting interests
Members of the Supervisory Board are asked to provide details of any other directorships, paid positions and ancillary positions they may hold. Such positions are not permitted to conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Supervisory Board’s Corporate Governance Committee to ensure that the directorship duties are performed properly and not affected by any other positions that the individual may hold outside the group.
Details of transactions involving actual or potential conflicts of interest
Details of any relationships that members of the Supervisory Board may have with ING Group subsidiaries as ordinary, private individuals are not reported, with the exception of any loans that may have been granted to them.
Independence
Members of the Supervisory Board to whom the dependence criteria of the Tabaksblat Code do not apply and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent. Annually, the Supervisory Board members are requested to assess whether the Tabaksblat Code dependence criteria still do not apply and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board are to be regarded as independent as of 31 December 2005.
Remuneration and share ownership
The remuneration of the members of the Supervisory Board is set by the General Meeting of Shareholders and is not dependent on the results of the company.
Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the company for long-term investment purposes. If any members of the Supervisory Board were granted ING option rights during their previous membership of the Executive Board, these option rights will be part of the ING option scheme. Transactions by Supervisory Board members in ING Group shares and depositary receipts for shares and ING option rights held by Supervisory Board members are subject to the ING regulations for insiders. These regulations can be downloaded from the ING Group website (www.ing.com).
Set forth below is certain information concerning the members of the Supervisory Board and the Executive Board of ING Groep N.V.
MEMBERS OF SUPERVISORY BOARD OF ING GROEP N.V.
Cor A.J. Herkströter, chairman
(Born 1937, appointed in 1998, term expires in 2006, Dutch nationality)
Chairman of the Remuneration & Nomination Committee and the Corporate Governance Committee. Former president of Royal Dutch Petroleum Company and chairman of the Committee of Managing Directors, Royal Dutch/Shell Group. Other business activities: chairman of the Supervisory Board of Koninklijke DSM N.V. (listed company). Member of the Advisory Committee, Robert Bosch GmbH. Trustee of the International Accounting Standards Committee Foundation. Chairman of the Social Advisory Council, Tinbergen Institute. Professor of International Management, University of Amsterdam. Chairman of the Advisory Committee Royal NIVRA (Netherlands Institute of Chartered Accountants). Member Committee Capital Market, Authority Financial Markets, Amsterdam.
Eric Bourdais de Charbonnière, vice-chairman
(Born 1939, appointed in 2004, term expires in 2008, French nationality)
Member of the Remuneration & Nomination Committee and the Corporate Governance Committee. Former managing director of JP Morgan and Chief Financial Officer of Michelin. Other business activities: chairman of the Supervisory Board of Michelin and member of the Supervisory Board of Thomson (listed companies).

Luella Gross Goldberg
(Born 1937, appointed in 2001, term expires in 2007, American nationality)
Member of the Remuneration & Nomination Committee and the Corporate Governance Committee. Former member of the Board of Directors of ReliaStar Financial Corp. Other business activities: member of the Supervisory Board of each of TCF Financial Corporation, Hormel Foods Corporation, Communications Systems Inc. and Hector Communications Corporation (listed companies). Member of the Advisory Board of Carlson School of Management, University of Minnesota. Member of the Supervisory Board of the Minnesota Orchestra. Member (emerita) of the Board of Trustees, Wellesley College.
Paul F. van der Heijden
(Born 1949, appointed in 1995, term expires in 2007, Dutch nationality)
Appointment also on the recommendation of the Central Works Council. Member of the Remuneration & Nomination Committee and the Corporate Governance Committee. Rector Magnificus and professor of labour law and industrial relations at the University of Amsterdam. Other business activities: Member of the Supervisory Board of NUON N.V. and Buhrmann Nederland B.V. Crown-appointed member of the Social and Economic Council of the Netherlands. President of the ILO Governing Body, Committee on Freedom of Association (United Nations).
Claus Dieter Hoffmann
(Born 1942, appointed in 2003, term expires in 2007, German nationality)
Member of the Audit Committee. Former Chief Financial Officer of Robert Bosch GmbH. Other business activities: managing partner of H+H Senior Advisors, Stuttgart. Member of the Supervisory Board of each of EnBW AG (listed company), Bauerfeind AG and Jowat AG. Chairman of the Charlottenklinik Foundation (hospital). Chairman of the Board of Trustees (Vereinigung der Freunde) of Stuttgart University.
Jan H.M. Hommen
(Born 1943, appointed in 2005, term expires in 2009, Dutch nationality)
Member of the Audit Committee (from November 2005). Former vice-chairman and CFO of the Board of Management of Royal Philips Electronics. Other business activities: chairman of the Supervisory Board of each of Reed Elsevier and TNT N.V. (listed companies). Member of the Supervisory Board of Koninklijke Ahold N.V. (listed company). Chairman of the Supervisory Board of each of Academisch Ziekenhuis Maastricht (hospital) and Tias Business School. Chairman of the Board of Directors of Medquist Inc.
Aad G. Jacobs
(Born 1936, appointed in 1998, last term expires in 2006, Dutch nationality)
Chairman of the Audit Committee. Former chairman of the Executive Board of ING Group (retired in May 1998).
Other business activities: chairman of the Supervisory Board of each of Royal Dutch Shell plc, Imtech N.V. and N.V. Verenigd Bezit VNU (listed companies). Vice-chairman of the Supervisory Board of each of SBM Offshore NV and Buhrmann N.V. (listed companies). Chairman of the Supervisory Board of Royal Johan Enschedé N.V.
Wim Kok
(Born 1938, appointed in 2003, term expires in 2007, Dutch nationality)
Former Minister of Finance and Prime Minister of the Netherlands. Other business activities: member of the Supervisory Board of each of Royal Dutch Shell plc and TNT N.V. (listed companies). Member of the Supervisory Board of KLM Royal Dutch Airlines. Chairman of the Supervisory Board of the Anne Frank Foundation. Member of the Supervisory Board of each of the Rijksmuseum, the National Ballet and the Music Theatre, Amsterdam, AGO Foundation and the Netherlands Cancer Institute, Antoni van Leeuwenhoek Hospital. Member of the Board of Start Foundation.
Godfried J.A. van der Lugt
(Born 1940, appointed in 2001, term expires in 2009, Dutch nationality)
Member of the Audit Committee (from November 2005). Former chairman of the Executive Board of ING Group (retired in May 2000). Other business activities: Chairman of the Supervisory Board of each of Siemens Nederland N.V. and Stadsherstel Amsterdam NV. Vice-chairman of the Supervisory Board of University Medical Center Groningen (hospital). Treasurer of Vereniging Natuurmonumenten (foundation for nature conservation).
Paul J.A. Baron de Meester
(Born 1935, appointed in 1998, last term expires in 2006, Belgian nationality)
Member of the Audit Committee (until November 2005). Former member of the Board of Directors of BBL. Former chairman of the Belgian construction company Besix-Betonimmo. Other business activities: member of the Supervisory Board of each of Tessenderlo Chemie N.V. and ETEX N.V. Chairman of the International Chamber of Commerce Belgium. Chairman of the Supervisory Board of Regionaal Ziekenhuis H. Hart (hospital).
Karel Vuursteen
(Born 1941, appointed in 2002, term expires in 2006, Dutch nationality)
Former chairman of the Executive Board of Heineken N.V. Other business activities: chairman of the Supervisory Board of Petroplus International N.V. and member of the Supervisory Board of each of Akzo Nobel N.V., AB Electrolux and Henkel KGaA (listed companies). Member of the Board of Directors of Heineken Holding N.V.
Changes in the composition
Aad Jacobs and Paul Baron de Meester will retire after the 2006 Shareholders’ Meeting, having reached the age of 70 and 71, respectively. Cor Herkströter and Karel Vuursteen will be nominated for reappointment to the Supervisory Board in the Shareholders’ Meeting on 25 April 2006. Mr. Herkströter will reach the age of 70 in 2007, while Mr. Vuursteen will be eligible for reappointment for the full four-year term.
At the 2006 Shareholders’ Meeting Piet Klaver (born 1945, Dutch nationality) will be proposed for appointment to the Supervisory Board as of April 25, 2006.
Mr. Klaver is chairman of the Executive Board of SVH Holdings N.V. The proposed appointment of Piet Klaver is based on his international experience as Executive Board chairman of a multinational and his knowledge of international business.
EXECUTIVE BOARD
Function of the Executive Board
The Executive Board is responsible for the day-to-day management of the company and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct). The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the ING Group website (www.ing.com).
Profile of the Executive Board
The Supervisory Board has drawn up a profile to be used as a basis for the composition of the Executive Board. The profile was submitted for discussion to the Annual General Meeting of Shareholders in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).
Remuneration and share ownership
Details of the remuneration of members of the Executive Board, including shares and/or or option rights granted to them, together with information on the policy behind such decisions, are provided, starting on page 67. Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the company for long-term investment purposes. Transactions in these shares are subject to the ING regulations for insiders. These regulations are available on the ING Group website (www.ing.com).
Ancillary positions/Conflicting interests
In order to avoid potential conflicts of interest, ING Group has a policy that members of its Executive Board do not accept corporate directorships with listed companies outside ING. The only exception is the membership of Fred Hubbell of the Board of Directors of The Macerich Company in the United States, a real-estate company. He held this position already prior to his employment with ING.

Transactions involving actual or potential conflicts of interest
Details of relationships that members of the Executive Board may have with ING Group subsidiaries as ordinary, private individuals are not reported, with the exception of information on any loans that may have been granted to them. In all these cases, the company complies with the best-practice provisions of the Tabaksblat Code.
MEMBERS OF EXECUTIVE BOARD OF ING GROEP N.V.
Michel J. Tilmant, chairman
(Born 1952, Belgian nationality)
Michel Tilmant graduated from Louvain University with a Licence in Business Administration. He is also a graduate of Louvain School for European Affairs. He started his career with Morgan Guaranty Trust Company in New York. In 1992 he joined Bank Brussels Lambert, where he was appointed chairman of the Executive Board in 1997. After the acquisition of BBL by ING in 1998, Michel Tilmant was appointed vice-chairman as of May 2000. He was appointed chairman in April 2004. Four Group staff departments report directly to Michel Tilmant: Corporate Human Resources, Corporate Development, Corporate Communications & Affairs and Corporate Audit Services.
Cees Maas, vice-chairman and CFO
(Born 1947, Dutch nationality)
After completing his degree in engineering physics and economics at the Erasmus University of Rotterdam in 1976, Cees Maas joined the Ministry of Finance of the Netherlands. From 1986 to 1992 he was Treasurer-General. In July 1992, he joined ING Group and became a member of the Executive Board. In July 1996, Cees Maas was appointed Chief Financial Officer. He was appointed vice-chairman of the Executive Board in April 2004. The following departments report to Cees Maas: Corporate Control & Finance, Market Risk Management, Credit Risk Management, Capital Management, Corporate Insurance Risk Management, Corporate Tax and Corporate Legal, Compliance & Security.
Eric F. Boyer de la Giroday
(Born 1952, Belgian nationality)
After completing his degree in commercial engineering at the Free University of Brussels and a Master in Business Administration at the Wharton School, University of Pennsylvania, Eric Boyer started his career with Citibank in 1978. In 1984 he joined Bank Brussels Lambert, which was acquired by ING Group in 1998, where he held various management positions in the fields of capital markets, treasury and corporate and investment banking. He was appointed a member of the Executive Board of ING Group in April 2004. He is responsible for Wholesale Banking.
Fred S. Hubbell
(Born 1951, American nationality)
Fred Hubbell received his bachelor’s degree (B.A.) from the University of North Carolina in Chapel Hill. He also has a law degree from the University of Iowa College of Law, Iowa City and attended the Harvard Graduate School of Business in Boston. He was Chief Executive Officer and President of the US life insurance company Equitable of Iowa, which was acquired by ING in 1997. Following his responsibility for the international insurance activities, he was appointed a member of the Executive Board of ING Group in May 2000. Fred Hubbell is also chairman of ING Verzekeringen N.V. (ING Insurance). He is responsible for the insurance activities in the Americas (US, Canada, Latin America) and for Nationale-Nederlanden in the Netherlands as well as ING Investment Management in both the Americas and Europe. He is also responsible for the coordination of the global activities of ING Investment Management.
Eli P. Leenaars
(Born 1961, Dutch nationality)
Eli Leenaars studied civil law at the Catholic University of Nijmegen and received an LLM from the European University Institute in Florence, Italy and attended the Harvard Graduate School of Business in Boston. After a traineeship at ABN AMRO bank, he joined ING in 1991, where he held various management positions, including chairman of ING Poland and of ING Latin America. He was appointed a member of the Executive Board of ING Group in April 2004. He is responsible for Retail Banking (Netherlands, Belgium, South-West Europe, Poland and India). He is also in charge of Operations/IT and private banking.

Alexander H.G. Rinnooy Kan
(Born 1949, Dutch nationality)
Alexander Rinnooy Kan graduated with a doctorate degree in mathematics (cum laude) from the University of Leiden. He also holds a bachelor’s degree in econometrics (cum laude) and a PhD in mathematics from the University of Amsterdam. He was awarded a honorary degree in economics from the Free University of Brussels. Since 1977, he has held various positions with the Erasmus University of Rotterdam, of which he was appointed Rector Magnificus in 1986. In 1991, he became President of the Federation of Netherlands Industries and Employers (VNO). After the merger in 1995 with the Netherlands Christian Employers’ Federation (NCW) he became President of VNO-NCW. In September 1996, he became a member of the Executive Board of ING Group. He is responsible for all insurance activities in Asia/Pacific and Central Europe, as well as ING Investment Management in Asia/Pacific. In addition, he is responsible for ING Real Estate, Corporate IT, Corporate Procurement and ING Global Pensions.
Hans K. Verkoren
(Born 1947, Dutch nationality)
After positions with banks before completing his degree in economics, followed after his graduation with positions at the Ministry of Finance and the Municipality of Amsterdam, Hans Verkoren began his career with ING in 1978 at the Postal Giro and National Savings Bank, which were merged into Postbank N.V. in 1986. In 1987 he was appointed in the Board of Postbank and, after the merger with NMB Bank, in the Board of NMB Postbank Group. After the merger with Nationale-Nederlanden in 1991 he remained responsible for Postbank until 1995. In that year he became responsible for consumer banking international, notably the ING Direct line of business. He was appointed a member of the Executive Board in April 2004. He is responsible for ING Direct and ING Card.
Changes in the composition
Fred Hubbell and Hans Verkoren have elected to retire from the Executive Board as of the Annual General Meeting of Shareholders on 25 April 2006. At the same meeting Alexander Rinnooy Kan will step down from the Executive Board following his appointment as chairman of the Social and Economic Council of the Netherlands (SER).
The Supervisory Board will propose appointing four new members to the Executive Board as of the Annual General Meeting of Shareholders on 25 April 2006:
Dick Harryvan (born 1953, Dutch nationality) who has been Chief Financial Officer, Chief Risk Officer and member of the Global Management Team of ING Direct since 2005.
Tom McInerney (born 1956, American nationality) who has been CEO of ING’s Insurace activities in the United States (US Financial Services) since 2002.
Hans van der Noordaa (born 1961, Dutch nationality) who has been CEO of the Retail Division of ING Netherlands since 2004, a position that made him responsible for Postbank, ING Bank and RVS. Jacques de Vaucleroy (born 1961, Belgian nationality) who has been Group President, ING Retail at US Financial Services since 2004.
REMUNERATION REPORT
This chapter sets out the remuneration for the Executive Board and the Supervisory Board. The remuneration policy for the Executive Board was adopted by the Annual General Meeting of Shareholders (AGM) on 27 April 2004. In 2005 there are no changes to this policy and therefore, the approval of the AGM still applies for 2005. The Supervisory Board proposes to amend the remuneration policy with respect to the Executive Board pension scheme, which amendment is to be submitted to the AGM on 25 April 2006, so that following adoption the remuneration policy thus amended, will apply for 2006 and subsequent years.

GENERAL POLICY SENIOR-MANAGEMENT REMUNERATION
Background
The prime objective of the remuneration policy is to enable the company to recruit and retain qualified and expert managers. The remuneration package supports a performance-driven culture that aligns ING’s objectives with those of its stakeholders. ING rewards performance on the basis of previously determined, challenging, measurable and influenceable short-term and long-term targets.
ING’s remuneration policy is based on five key principles that apply across ING. These principles are:
•	Total compensation levels are benchmarked against relevant markets in which ING competes for talent.

•	ING aims for total compensation at the median level in the relevant market, allowing only for above-median compensation in the event of outstanding performance.

•	The remuneration package includes variable-pay components (short-term and long-term incentives) to ensure that executive remuneration is linked to ING’s short-term and long-term business performance.

•	To enhance the effectiveness of the short-term incentive plan, clear, measurable and challenging targets are set at the beginning of each year.

•	Long-term incentives ensure a focus on longer-term strategic targets and create alignment of management with the interests of shareholders. A broad selection of ING’s senior managers participates in the plan to ensure a common focus on ING’s overall performance.
Remuneration structure
Total compensation throughout ING consists of three basic components:
•	Fixed or base salary, which represents the total guaranteed annual income.

•	Short-term incentive (STI) in cash, which compensates for past performance measured over one year;

•	Long-term incentive (LTI) in stock options and/or performance shares, compensates for performance measured over multiple years and is forward-looking.
In addition to the base salary and incentive plan participation, Executive Board members enjoy benefits similar to most other employees of ING Group. These include benefits such as healthcare insurance, the use of company cars and, if applicable, expatriate allowances.
Base salary
The base salaries of the Executive Board should be sufficient to attract and retain high calibre management needed to achieve our business objectives. The Supervisory Board assesses the experience, background and responsibilities of the CEO and the members of the Executive Board when making decisions on base-salary levels.
To ensure that base-salary levels are in line with the relevant market for talent, the Supervisory Board reviews the base-salary levels of the Executive Board on an annual basis.
Short-term incentive plan
The short-term incentive plan (STIP) is a key component of ING’s performance-driven culture. The short-term incentive is paid in cash. The ‘at target’ bonus opportunity is expressed as a percentage of base salary. The target levels are based on benchmarks reflecting external market competitiveness as well as internal objectives. Three financial parameters were used in the 2005 STIP for the members of the Executive Board and top senior management across the organisation (the top-200 executives) to measure performance at Group level. These financial parameters are: net profit, total operating expenses and return on economic capital.
By combining a profit, a cost and a return parameter, we believe the overall performance of ING is properly reflected. Each element is weighted equally to determine the final award. The three performance targets are set by the Supervisory Board at the beginning of the performance period. Under the short-term incentive plan, the actual payout in any year may vary between 0% and 200% of the target level.

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
Long-term incentive plan
The long-term incentive plan (LTIP) at ING includes both stock options and performance shares (ordinary shares). LTIP awards are granted to ensure alignment of senior management with the interests of shareholders, and to retain top management over a longer period of time. The LTIP awards will be granted with a total “fair value” split between stock options and performance shares. The LTI plan was tabled and approved during the General Meeting of Shareholders on 27 April 2004.
The ING stock options have a total term of ten years and a vesting period of three years. After three years, the options will only vest if the option holder is still employed by ING (or retired). The exercise price of the stock options is equal to the Euronext Amsterdam opening price on a specific date during the first “open period” after the General Meeting of Shareholders.
Performance shares are conditionally granted. The number of shares that is ultimately granted at the end of a 3-year performance period depends on ING Group Total Shareholder Return (TSR) performance over three years (return in the form of capital gains and reinvested dividends that shareholders are entitled to in that period) relative to the TSR performance of a pre-defined peer group. The criteria used to determine the performance peer group are: a) considered comparable and relevant by the Supervisory Board, b) representing ING’s current portfolio of businesses (e.g. banking, insurance and asset management) and ING’s geographical spread, c) global players, d) listed and a substantial free float.
On the basis of these criteria the performance peer group is composed as follows:
•	Citigroup, Credit Suisse, Fortis, Lloyds TSB (bank/insurance companies);

•	ABN Amro, Bank of America, BNP Paribas, BSCH, Deutsche Bank, HSBC (banks);

•	Aegon, AIG, Allianz, Aviva, AXA, Hartford Financial Services, Munich Re, Prudential (insurance companies);

•	Amvescap PLC (asset manager).
ING’s TSR ranking within this group of companies determines the final number of performance shares that vest at the end of the three-year performance period. The initial number of performance shares granted at the beginning of each three-year period is based on a mid-position ranking of ING. This initial grant will increase or decrease (on a linear basis) on the basis of ING’s TSR position after the three-year performance period as specified in the following table.
Number of shares awarded after each three-year performance period related to peer group

ING Ranking	Number of shares
1– 3	200%
4– 8	Between 200% and 100%
9– 11	100%
12– 17	Between 100% and 0%
18– 20	0%

The Supervisory Board reviews the peer group before each new three-year performance period. The performance test itself will be carried out at the end of every three-year performance period by an independent third party.
The Executive Board members are not allowed to sell shares obtained either through the stock-option or the performance-shares plan within a period of five years from the grant date. They are only allowed to sell part of their performance shares at the date of vesting to pay tax over the vested award. Shares obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the vested award.
Remuneration levels
Every year a compensation benchmark analysis is performed based upon a peer group of companies. This peer group, established in 2003, is a mix of European financial services companies and Dutch-based multinationals. The peer group reflects ING’s business structure and environment. ING competes with these companies for executive talent. The following companies are part of this compensation peer group: ABN Amro, Aegon, Ahold, AXA, BNP Paribas, Credit Suisse, Fortis, KPN, Royal Bank of Scotland, Société Générale.
In 2003, the compensation benchmark report identified a significant compensation gap at total direct compensation levels between ING’s Executive Board and its peer group counterparts. Key recommendations from the report included that in order to close the gap, in particular the variable (performance-driven) pay component should be increased.
In line with ING’s overall remuneration policy, the Supervisory Board has gradually converged the Executive Board salaries to the European/Dutch median benchmark over a period of four years, starting in 2003. This has been achieved by raising the target bonus levels of both the short-term and long-term incentives. This ensures that future payouts more directly reflect performance. As a result, the mix between base salary, short-term and long-term incentives has changed so that the total remuneration is divided equally between each component (i.e. 1/3rd base salary, 1/3rd short-term incentives, and 1/3rd long-term incentives) in case of at-target performance.
Pensions Executive Board members
The pensions of the Dutch members of the Executive Board are based on defined-benefit plans, which are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V. The Employment Contract will terminate by operation of law in case of retirement (“Standard Retirement”), which will take place on June 1 of the year that the individual has reached or will reach the age of 65. The retirement age has been changed from previous years (age 60) to 65 as a result of the change in the Dutch tax reform; Executive Board members that are 55 or older as of January 1, 2005, maintain the standard retirement age of 60. The Executive Board prospective pensions amount to a maximum of 60% of their base salaries. Starting in 2006, members of the Executive Board will be required to pay a portion of the pension premium. This change aligns with those outlined and agreed to in the Collective Labour Agreement. The non-Dutch members of the Executive Board have a pension plan related to their home base.
Employment contract for newly appointed Board members
The contract of employment for Executive Board members appointed after 1 January 2004 provides for an appointment for a period of four years (the appointment period) and allows for re-appointment by the General Meeting of Shareholders.
Beginning in 2004, the amount that newly appointed Executive Board members would be entitled to in case of an involuntary exit has been set at a multiple of their Executive Board member base salary, preserving their existing rights. These rights slightly exceed the exit-arrangement provision in the Dutch Corporate Governance Code, i.e. no more than two times base salary (first appointment period) or one time base salary (all other situations). For the Executive Board members appointed before 2004, the exit clause has been set at three years base salary.
The term of notice for Executive Board members is three months for the employee and six months for the employer.

Proposed remuneration policy change regarding Executive Board pension schemes
Pensions form an important part of the Executive Boards’ total remuneration package and therefore must meet the prime objective of the ING remuneration policy: to enable the company to recruit and to retain qualified and expert managers. Pension schemes must also observe the requirements set by the (ever-changing) laws and regulations in the various relevant jurisdictions and should reflect the social situation in the various Executive Board members’ home bases. In addition, pension related issues are more complex as a result of the increasing international composition of the Executive Board.
In order to meet the demands described above the Supervisory Board intends to review the Executive Board pension plan with the intention to move from a defined benefit scheme to a defined contribution scheme. As a result, it is proposed to the General Meeting of Shareholders to agree to amend the Executive Board remuneration policy with respect to pensions accordingly.
On the basis of the thus amended remuneration policy, the Supervisory Board will undertake a review of the Executive Board pension scheme, with the objective of maintaining a comparable level of benefits as under the current defined benefit scheme. This revised pension plan will apply to the Executive Board members who are appointed after 1 January 2006. Whether and to what extent this revised pension plan will apply to existing Executive Board members and/or non-Dutch members who have a pension plan related to their home base, will also be part of this review.
REMUNERATION EXECUTIVE BOARD 2005
Executive Board Base salary 2005
The base salary of the Executive Board members has been frozen for 2005, as was the case in 2004. The Executive Board received a 7.5% increase in their base salary in 2003. Prior to 2003, the EB members’ base salary had been effectively frozen since 1999. Michel Tilmant and Cees Maas received a standard promotional increase in their base salary as of 28 April 2004 as a result of their appointment as chairman and vice-chairman of the Executive Board, respectively.
Executive Board Short-term incentive plan 2005
The target STI payout over 2005 was set at 75% of the individual Executive Board member’s base salary. The final award is based on the achievement of a set of common Group financial targets and specific individual qualitative and quantitative objectives for each Executive Board member. Specifically, 70% of the total award is based on the Group’s net profit, total operating expenses and return on economic capital, while the remaining 30% is based on individual objectives set at the beginning of the year by the chairman of the Executive Board and approved by the Remuneration and Nomination Committee of the Supervisory Board.
Early in 2006, the Remuneration and Nomination Committee reviewed the actual results of ING against the 2005 targets. Over 2005, ING exceeded on average the three Group financial targets set, resulting in a score of 141% of target on this component. The individual performance of the Executive Board members was on average 175%. ING’s external auditor has reviewed to which extent the objectives, both the group and the individual, have been met.
The table on page 69 gives the details of the compensation in cash of the individual members of the Executive Board. Compensation in cash of former members of the Executive Board amounted to EUR 681,000 in 2004 and EUR 1,746,000 in 2003.
Executive Board Long-term incentive plan 2005
Under the long-term incentive plan (LTIP) for the Executive Board, two instruments are used: stock options and performance shares. As mentioned earlier, an identical plan has been adopted by the Executive Board for the top senior managers across ING. As a result, approximately 7,000 senior managers will participate in a similar plan.
The target level for the 2005 LTIP was set at 75% of base salary for each EB member. The final grant level depends on the Group STIP performance and will vary between 50% of the target level (if Group STI would be 0%) and 150% (if Group STI would be 200%).
As the Group STIP performance outcome over 2005 was 141%, the resulting LTIP award is 120% of target. The number of options and performance shares is determined based on the reference price set at the end of 2005 (EUR 29.30) and a “fair value” calculation of options and performance shares (based on an option-pricing model). The grant is subject to shareholder approval of the maximum number of stock options and performance shares to be granted to the Executive Board pursuant to the 2005 LTIP.
The exercise price of the options will be fixed at the Euronext Amsterdam Stock Market opening price of the ING Group share on 12 May 2006. The performance shares are granted at the beginning of 2006; the final number will depend on the ranking within the performance peer group after the three-year period (2006 – 2008) based on the performance/payout scale as indicated above.
The table on page 70 gives the details of the long-term incentives of the individual members of the Executive Board. The fair market value of long-term incentives of former members of the Executive Board amounted to nil in 2004 and EUR 481,000 in 2003.
Pensions
The table on page 71 gives the details of the pension costs of the individual members of the Executive Board. Pension costs of former members of the Executive Board amounted to EUR 887,000 in 2004 and EUR 586,000 in 2003.

Compensation in cash of the members of the Executive Board

amounts in thousands of euros
	2005	2004	2003
Michel Tilmant (1)
Base salary	1,289	1,250	1,172
Short-term performance-related bonus	1,520	866	366
Total cash compensation	2,809	2,116	1,538

Cees Maas (1)
Base salary	697	677	634
Short-term performance-related bonus	806	530	333

Total cash compensation	1,503	1,207	967

Eric Boyer de la Giroday (2)
Base salary	850	574
Short-term performance-related bonus	945	445

Total cash compensation	1,795	1,019

Fred Hubbell (3)
Base salary	1,120	1,121	1,232
Short-term performance-related bonus	1,270	855	647

Total cash compensation	2,390	1,976	1,879

Eli Leenaars (2)
Base salary	634	428
Short-term performance-related bonus	705	321

Total cash compensation	1,339	749

Alexander Rinnooy Kan
Base salary	634	634	634
Short-term performance-related bonus	705	493	333

Total cash compensation	1,339	1,127	967

Hans Verkoren (2)
Base salary	634	428
Short-term performance-related bonus	705	335

Total cash compensation	1,339	763

(1)	The increase in base salary for Michel Tilmant and Cees Maas reflect a 10% increase, effective April 2004, related to their promotion to chairman and vice chairman, respectively.

(2)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on 28 April 2004.
The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2004 reflect the partial year as Executive Board members.

(3)	Fred Hubbell gets his compensation in US dollars. For each year the compensation in US dollars has been translated to euros at the average exchange rate for that year.

Long-term incentives of the members of the Executive Board (1)

amounts in thousands of euros
	2005	2004	2003
Michel Tilmant
Number of options	108,200	82,600	41,250
Number of shares	19,300	15,000	13,750
Fair market value of long-term incentive (2)	1,160	661	481

Cees Maas
Number of options	58,500	51,200	41,250
Number of shares	10,400	9,300	13,750
Fair market value of long-term incentive (2)	628	410	481

Eric Boyer de la Giroday (3)
Number of options	71,400	43,400
Number of shares	12,800	7,900
Fair market value of long-term incentive (2)	765	347

Fred Hubbell (4)
Number of options	0	84,700	41,250
Number of shares	0	15,400	13,750
Fair market value of long-term incentive (2)	1,008	678	481

Eli Leenaars (3)
Number of options	53,200	32,400
Number of shares	9,500	5,900
Fair market value of long-term incentive (2)	571	259

Alexander Rinnooy Kan (4)
Number of options	0	48,000	41,250
Number of shares	0	8,700	13,750
Fair market value of long-term incentive (2)	571	384	481

Hans Verkoren (3)(4)
Number of options	0	32,400
Number of shares	0	5,900
Fair market value of long-term incentive (2)	571	259

(1)	Long-term incentives are granted in the year following the reporting year (for example, awards shown for 2003 performance were awarded in 2004). For 2002 performance (awards granted in 2003), each Executive Board member was granted 7,000 conditional shares, the condition being an employment contract. The conditional shares vested in May 2005 and as such, 7,764 shares (7,000 plus 764 share dividends) were delivered to the Executive Board members. The total expense relating to the conditional share awards (EUR 604,000) was recognised pro rata over the vesting period. Beginning in the performance year 2003, the Executive Board member’s long-term incentive awards were made under the new LTI plan approved by the AGM in 2004. The plan provides for a combination of share options and performance shares based on a 50/50 split in value. The ratio of options to performance shares varies each year as a result of the fair value calculation and the 50/50 split in value. The ratio of options to performance shares varies each year as a result of the fair value calculation and the 50/50 split in value. The vesting period for the performance shares is 3 years. The costs of the performance shares are expensed pro-rata over the three year period. The fair-value calculation for the performance year 2003 resulted in a ratio of options to performance shares of 3:1. The fair-value calculation for the performance year 2004 resulted in a ratio of options to performance shares of 5.5 : 1. For the performance year 2005, the Company proposes to grant to the Executive Board members the combination of stock options and performance shares (based on the 50/50 split in value) as disclosed in the above table, in May 2006 (after the AGM). The fair market value calculations for the 2005 performance year result in a ratio of options to performance shares of 5.6:1.

(2)	Fair market value of long-term Incentive reflects the estimated fair market value of the long-term incentive award on the date of grant based on a fair-value calculation. The valuation is calculated annually for grants made to the Executive Board members for performance over the year specified.

(3)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on 28 April 2004. The figures for these members reflect compensation earned in their capacity as Executive Board members.

(4)	As a result of their resignation/retirement from the Executive Board in 2006, Fred Hubbell, Alexander Rinnooy Kan and Hans Verkoren will receive their 2005 long-term incentive award in the form of cash instead of options and shares.

Pension costs of the members of the Executive Board (1)
amounts in thousands of euros

	2005	2004	2003
Michel Tilmant (2)	685	467	412
Cees Maas	482	345	361
Eric Boyer de la Giroday (3)	482	260
Fred Hubbell (4)	395	462	273
Eli Leenaars (3)	255	102
Alexander Rinnooy Kan	483	346	327
Hans Verkoren (3)	306	109

(1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2003 to 2005.

(2)	Restated figures for the year 2003.

(3)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on 28 April 2004. The figures for these members reflect pension costs in their capacity as Executive Board members.

(4)	Fred Hubbell’s pension costs have been translated from US dollars to euros at the average exchange rate for that year.
Loans and advances
The table below presents the loans and advances provided to Executive Board members and outstanding on 31 December 2005, 2004 and 2003. These loans were concluded in the normal course of business and on terms applicable to company personnel as a whole and were approved by the Supervisory Board. In 2004, a loan has been granted to Fred Hubbell amounting to EUR 100,000 and was repaid before 31 December 2004. This loan bore an average interest rate of 4.7%. In line with ING’s expatriate policy, ING paid in 2005 an amount of EUR 18,465 in advance for Dutch taxes due by Eli Leenaars for US stock options that were granted in 2002 and vested in March 2005. This amount was repaid by him before 31 December 2005.
Loans and advances to members of the Executive Board

	Amount	Average	Repay-	Amount	Average	Repay-	Amount	Average	Repay-
	outstan-	interest	ments	outstan-	interest	ments	outstan-	interest	ments
	ding	rate		ding	rate		ding	rate
	31 December, 2005			31 December, 2004			31 December, 2003
				(EUR thousands)
Cees Maas	446	4.0%		446	4.0%		446	4.0%	15
Eric Boyer de la Giroday	31	4.3%	3	34	4.3%	3
Hans Verkoren	222	4.7%	71	293	4.8%	16
Alexander Rinnooy Kan							889	3.4%

	699	4.2%	74	773	4.3%	19	1,335	3.6%	15
Shares
Executive Board members are permitted to hold ING (depositary receipts for) shares as a long-term investment. The table below shows the holdings by members of the Executive Board.
ING Group (depositary receipts for) shares held by members of the Executive Board (1)

	Number of
	(depositary receipts for) shares
	2005	2004	2003
Members of the Executive Board
Michel Tilmant	7,764
Cees Maas	7,764
Fred Hubbell	1,101,731	1,107,717	1,104,100
Alexander Rinnooy Kan	7,764

(1)	ING Group (depositary receipts for) shares of direct family included.

Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at 31 December 2005

	Outstan-				Outstan-		Excer-
	ding as			Waived	ding as	Excer-	cise
	at 31		Excer-	or	at 31	cise	price in
	December	Granted	cised in	Expired	December	price in	U.S.
Number of options	2004	in 2005	2005	in 2005(1)	2005	Euros	Dollars	Expiry date
Michel Tilmant	20,000			20,000	0	28.30		3 Apr 2005
	15,000			15,000	0	28.68		3 Apr 2005
	30,000				30,000	35.26		15 Mar 2006
	20,000				20,000	35.80		15 Mar 2006
	21,000				21,000	29.39		11 Mar 2012
	14,000				14,000	29.50		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
		82,600			82,600	21.67		13 May 2015

Cees Maas	50,000			50,000	0	28.68		3 Apr 2005
	50,000				50,000	35.26		15 Mar 2006
	35,000				35,000	29.39		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
		51,200			51,200	21.67		13 May 2015

Eric Boyer de la Giroday	2,000				2,000	26.10		28 May 2009
	10,000				10,000	28.30		3 Apr 2010
	4,000				4,000	35.80		15 Mar 2011
	3,000				3,000	28.60		27 May 2012
	4,000				4,000	12.55		3 Mar 2013
	17,800				17,800	17.69		14 May 2014
		53,400			53,400	21.67		13 May 2015

Fred Hubbell	50,000			50,000	0	28.68		3 Apr 2005
	50,000				50,000	35.26		15 Mar 2006
	35,000				35,000	29.39		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
		84,700			84,700	21.67		13 May 2015

Eli Leenaars	3,300				3,300	25.25		1 Apr 2009
	10,000				10,000		27.28	3 Apr 2010
	22,400				22,400		31.96	15 Mar 2011
	31,000				31,000		25.72	11 Mar 2012
	7,850				7,850	12.55		3 Mar 2013
	9,654				9,654	18.75		15 Mar 2014
	6,436				6,436	18.71		15 Mar 2014
		41,700			41,700	21.67		13 May 2015

Alexander Rinnooy Kan	12,000			12,000	0	28.68		3 Apr 2005
	50,000				50,000	35.26		15 Mar 2006
	35,000				35,000	29.39		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
		48,000			48,000	21.67		13 May 2015

	Outstan-				Outstan-		Excer-
	ding as			Waived	ding as	Excer-	cise
	at 31		Excer-	or	at 31	cise	price in
	December	Granted	cised in	Expired	December	price in	U.S.
Number of options	2004	in 2005	2005	in 2005(1)	2005	Euros	Dollars	Expiry date
Hans Verkoren	12,000			12,000	0	28.68		3 Apr 2005
	20,000				20,000	35.26		15 Mar 2006
	23,000				23,000	29.39		11 Mar 2012
	30,000				30,000	12.65		3 Mar 2013
	17,800				17,800	18.71		15 Mar 2014
		42,800			42,800	21.67		13 May 2015

(1)	Waived at vesting date or expired at expiry date.
REMUNERATION SUPERVISORY BOARD
Remuneration
The annual remuneration of the chairman and vice-chairman of the Supervisory Board amounts to EUR 68,100, including EUR 6,810 expense allowances. Other members receive a remuneration of EUR 38,600, including EUR 2,270 expense allowances. In addition to this remuneration, membership of a Supervisory Board committee entitles to an additional remuneration and expense allowances, except for the chairman and vice-chairman. The table below shows the remuneration and expense allowances per Supervisory Board member for 2005 and previous years. Remuneration and expense allowances of former Supervisory Board members retired before 2005 was EUR 89,000 in 2003.
Remuneration of the members and former members of the Supervisory Board amounts in thousands of euros

Members of the Supervisory Board	2005	2004	2003
Cor Herkströter	68	68	68
Eric Bourdais de Charbonnière (1)	65	29
Luella Gross Goldberg	44	44	40
Paul van der Heijden	43	44	44
Claus Dieter Hoffmann	49	46	32
Jan Hommen (2)	24
Aad Jacobs	51	49	43
Wim Kok	40	39	29
Godfried van der Lugt	39	39	39
Paul Baron de Meester (3)	58	57	52
Karel Vuursteen	39	39	39

	520	454	386

Former Members of the Supervisory Board
Christine Lagarde (4)	10
Jan Timmer (5)	19	54	46

	549	508	432

(1)	Member as of April 2004; vice-chairman as of February 2005.

(2)	Member since June 2005.

(3)	Including a compensation payment to match his former remuneration as a member of the BBL Supervisory Board.

(4)	Appointed in April 2005 and resigned in June 2005.

(5)	Retired in April 2005.
Proposal to increase Supervisory Board remuneration
On the agenda of the 2006 General Meeting of Shareholders a proposal has been tabled to increase the annual remuneration of the Supervisory Board members given a) the further growth and internationalization of ING Group since the last remuneration increase in 1998 b) the necessity to offer a competitive compensation to be able to attract and retain high-quality directors with relevant international expertise and experience, and c) the wider and more demanding range of tasks of the Supervisory Board and its committees, resulting from international developments in corporate governance and compliance.

The increase of the Supervisory Board remuneration would be as follow as of 1 July 2006: chairman EUR 75,000 (was EUR 61,260), vice-chairman EUR 65,000 (was EUR 61,260), other members EUR 45,000 (was EUR 36,300), chairman of the Audit Committee EUR 8,000 (was EUR 1,360), members of the Audit Committee EUR 6,000 (was EUR 1,360), chairman of other Supervisory Board committees EUR 7,500 (was EUR 1,360), members of other Supervisory Board committees EUR 5,000 (was EUR 1,360). In addition to the remuneration, Supervisory Board members are entitled to expense allowances, which are partly fixed and partly directly related to the costs incurred.
Loans and advances
As at 31 December 2005, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs. No loans and advances were outstanding to other members of the Supervisory Board.
As at 31 December 2004, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs. No loans and advances were outstanding to other members of the Supervisory Board.
As at 31 December 2003, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.8 million at an average rate of 4.7%. This amount concerned a loan to Aad Jacobs of EUR 1.6 million at an average rate of 4.7% and a loan to Paul Baron de Meester of EUR 0.2 million at an average rate of 4.8%. No loans and advances were outstanding to other members of the Supervisory Board.
ING Group (depositary receipts for) shares and options
Supervisory Board members are permitted to hold ING (depositary receipts for) shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2005.
ING Group (depositary receipts for) shares held by members of the Supervisory Board (1)

	Number of
	(depositary receipts for)
	shares
	2005	2004	2003
Members of the Supervisory Board
Cor Herkströter	1,616	1,616	1,616
Luella Gross Goldberg	6,814	6,701	6,369
Paul van der Heijden	0	1,716	1,716
Paul Baron de Meester	5,550	5,550	5,276
Karel Vuursteen	1,510	1,510	1,510

(1)	ING Group (depositary receipt for) shares of direct family included.
EXECUTIVE BOARD REMUNERATION STRUCTURE 2006
Policy for 2006
With regard to the remuneration policy for 2006, the Supervisory Board continues to build upon the remuneration policy initiated in 2003, which supports the performance-oriented culture. Over the past four years, the Executive Boards’ total remuneration package has gradually converged to the European benchmark through increases in the short-term and long-term incentive target levels (as a percentage of base salary).
Executive Board Base salary 2006
The plan is to keep base-salary levels flat in 2006. A market-competitive analysis is conducted on an annual basis to ensure market competitiveness.

Executive Board Short-term incentive plan 2006
Continuing with the intended focus on variable, performance-related remuneration, the Supervisory Board has decided to increase the short-term incentive at target to 100% of base salary. The actual payout may vary between 0% and 200% of the target level (e.g. between 0% and 200% of base salary).
The mix for the 2006 short-term incentive award will remain the same as in 2005: 70% will be determined by pre-defined ING Group financial performance measures and 30% will be based on individual performance objectives set for each Executive Board member and agreed by the Supervisory Board.
The Supervisory Board has concluded for 2006 that the Executive Board’s short-term incentive award for the Group performance should again be measured using the same three financial criteria as was used in 2005: net profit, total operating expenses and return on economic capital. The targets set are challenging.The business continues to progress with the implementation of economic profit/embedded value profit and it is expected that these measures will be included as a Group performance driver in 2007.
Executive Board Long-term incentive plan 2006
The Supervisory Board intends to set the nominal LTI target value at 100% of base salary (same target percentage as the STI). The range may vary between 50% and 150% of the target level (e.g. between 50% and 150% of base salary). The structure for the 2006 long-term incentive award will remain the same as the 2003 structure (the total nominal value at grant will be split between stock option and performance shares).
As was the case in 2005, the total LTI value in stock options and provisional performance shares to be granted to the Executive Board members will be determined by the Supervisory Board at the end of 2006, based on the achievement of the three pre-defined financial objectives set out in the 2006 short-term incentive plan.
Executive Board Pension Plan 2006
The Supervisory Board intends to review the Executive Board pension plan during 2006 with the intention to move from a defined benefit scheme to a defined contribution scheme, which will provide a targeted benefit similar to the current Executive Board defined benefit pension scheme.
EMPLOYEES
The number of staff employed on a full time equivalent basis of ING Group averaged 115,328 in 2005, of which 34,137, or 29.6%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations was as follows (average full time equivalents):

	Insurance operations		Banking operations		Total
	2005	2004	2005	2004	2005	2004
The Netherlands	11,191	11,207	22,946	22,262	34,137	33,469
Belgium	1,289	1,293	11,272	11,246	12,561	12,539
Rest of Europe	3,616	3,391	18,010	19,817	21,626	23,208
North America	14,920	14,700	2,689	2,402	17,609	17,102
Latin America	12,155	10,626	442	475	12,597	11,101
Asia	6,985	6,833	7,579	6,684	14,564	13,517
Australia	1,403	1,397	757	681	2,160	2,078
Other	70	23	4	2	74	25

Total	51,629	49,470	63,699	63,569	115,328	113,039

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 1,584 in 2005 and 1,783 in 2004. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for each of the years 2005 and 2004:

	2005	2004

Insurance Europe	14%	14%
Insurance Americas	24	23
Insurance Asia/Pacific	7	7
Wholesale Banking	18	21
Retail Banking	31	30
ING Direct	6	5

Total	100%	100%

Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions
As of December 31, 2005, Stichting ING Aandelen (the “Trust”) held 2,204,088,026 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoor-waarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
As of December 31, 2005, there were 126,307,605 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 957 record holders. Because certain of the ADSs were held by brokers or other nominees and the b receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.
Bearer receipts, which are negotiable instruments under Netherlands law, are issuable by the Trust pursuant to the terms of the Trust Agreement. Each bearer receipt represents financial interests in one Ordinary share held by the Trust, as described herein. Holders of bearer receipts (including those Bearer receipts for which ADSs have been issued) do not have any voting rights with respect to the Ordinary shares underlying the bearer receipts owned by the Trust. Such rights belong only to the Trust and will be exercised by the Trust pursuant to the terms of the Trust Agreement. Bearer receipts are also issued by the Trust for Preference shares.
The bearer receipts are in the form of bearer “Centrum voor Fondsenadministratie” certificates (“CF Certificates”), with a dividend sheet without coupons or talons. The Centrum voor Fondsenadinistratie provides central administration for the dividend sheets of the CF Certificates. The dividend sheets of CF Certificates, which do not trade separately from the CF Certificates, must be held by an eligible custodian. Transfer of title in the bearer receipts in the form of CF Certificates together with the dividend sheet is effected by book-entry through the facilities of Euroclear Nederland (the Central securities Depository (CSD) of the Netherlands, formerly known as “NECIGEF”) and its participants pursuant to the Netherlands Act on Book-Entry Transactions Wet giraal effectenverkeer. Owners of bearer receipts participate in the Euroclear Nederland system by maintaining accounts with Euroclear Nederland participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.
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
The Trust has discretion to vote in respect of shares for which it has not issued proxy votes to holders of depositary receipts and has not received any voting instructions. Under the Articles of Trust, the Trust is required to promote the interests of all holders of depositary receipts, irrespective of whether they attend the General Meetings of Shareholders, also taking into account the interests of ING Group, the businesses of ING Group and its group companies and all other ING Group stakeholders in voting such shares, so as to ensure that all these interests are given as much consideration and protection as possible.
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
Managing Directors are appointed for terms of three years and may be reappointed, without any requirement for approval by ING Group.
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

The Executive Board and the Supervisory Board remain committed to abolish the bearer depositary receipts and the Trust structure once representation including proxy voting of holders of Ordinary shares and depositary receipts thereof has reached at least 35% of the total number of votes that may be cast on Ordinary shares during three consecutive years.
Holders of Bearer receipts with a stake of 5% or more
According to filings under the Dutch disclosure of Major Holdings in listed Companies Act 1996, only three shareholders held more than 5% of the Bearer receipts as of December 31, 2005. These were ABN AMRO Holding, Aegon and Fortis. To the best of our knowledge, there are no other shareholders who own a more than 5% interest in bearer receipts of. Since shareholders are permitted to report their cummulative holdings of Bearer receipts and are not required to separately identify which are with respect to preferred shares and which are with respect to Ordinary shares, we are not able to accuratly identify holders who own more than a 5% interest in bearer receipts for Ordinary shares.
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

(3)	On March 21, 2006 ING announced that it had reached a conditional agreement with Aegon to purchase 24,051,039 (depositary receipts for) preference A shares in ING at a price of EUR 3.72 per share, or EUR 89.5 million in total. The agreement is subject to approval at ING’s annual general meeting of shareholders on April 25, 2006.
In the Dutch disclosure of Major Holdings in Listed Companies Act 1996, shareholders are not required to provide updated information or make regular additional filings.
None of these major shareholders possesses voting rights different from those possessed by other shareholders. The voting rights of the majority of Ordinary shares are held by the Trust. As of December 31, 2005, shareholders in the Netherlands held approximately 309 million Bearer receipts, or 17% of the total number of bearer receipts then outstanding. As of December 31, 2005, shareholders in the United States held approximately 392 million bearer receipts (including ADSs), or 21% of the total number of bearer receipts then outstanding.
As of December 31, 2005, other than the Trust, no other person is known to the Company to be the owner of more than 10% of the Ordinary shares or bearer receipts. As of December 31, 2005, members of the Supervisory Board held 15,490 bearer receipts and 387 ING Group warrants B. If Supervisory Board members hold ING options that were granted in their former capacity as Executive Board member, these options are part of the ING Stock option plan described in Note 32 to the consolidated financial statements.
Related Party Transactions
As of December 31, 2005, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was EUR 1.6 million, at an average interest rate of 4.7%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 0.7 million, at an average interest rate of 4.2%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2005 was EUR 2.4 million.

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
See Item 18. “Financial Statements” on pages F-1 through F-151.
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
These legal proceedings include a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (“Fertinal”) against ING Comercial América, a wholly owned subsidiary of ING Group. Fertinal claims USD 300 million from ING Comercial América, the maximum coverage under the insurance policy of their mining operations. A judge in Mexico ruled in favor of Fertinal. This decision was appealed to a Mexican Court of Appeal, which reduced the judgment to USD 94 million, plus interest. This decision has been appealed. ING Comercial América continues to pursue this matter vigorously; however, at this time we cannot assess the final outcome. Fertinal has also made criminal complaints alleging fraud against certain ING Comercial América employees, but, currently, there are no criminal actions pending.
ING Comercial América also has been the subject of certain complaints and suits concerning the performance of certain interest sensitive life insurance products. ING Comercial América is defending these matters vigorously; however, at this time, we are unable to assess the final outcome of these matters.
In 2005, ING Comercial América management learned of an earthquake reinsurance arrangement that was inconsistent with local requirements. This arrangement was restructured and the matter was reported to the SEC and to Mexican authorities. Mexican regulators required that ING Comercial América restate certain financials and to correct a statutory margin shortfall, which required approximately USD 87 million in additional capital. In addition, Mexican authorities fined ING Comercial América.
In the Netherlands ING Bank N.V., together with other major Dutch banks and the payment processor Interpay (in which ING Bank N.V. is a minority shareholder), were subject of an examination by the Dutch competition authority “Nederlandse Mededingings-autoriteit” or NMa. In April 2004, the NMa has adopted a decision which indicated that ING Bank N.V. and other Dutch banks should have sold payment processing services on an individual basis and imposed a fine of EUR 3.9 million on ING Bank N.V. At the time of the decision, the banks had already decided that they would henceforth sell payment processing services individually. Furthermore, the NMa held that Interpay committed a separate infringement by charging prices for its services that were anti-competitive. Both Interpay and the Dutch banks (including ING Bank N.V.) have appealed the NMa decision. In December 2005, the

NMa decided to reduce the fines imposed on the banks (for ING Bank N.V. to EUR 3.3 million) and to repeal the decision regarding Interpay. ING Bank N.V. has decided not to file an appeal against this decision.
Like many other companies in the mutual funds, suppliers of brokerage and investment products and insurance industries, several of our companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. We believe that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
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
Since the beginning of 2005 ING has a dividend policy of full cash dividends starting with the final dividend 2004 (to be paid in May 2005). Following the introduction of IFRS-EU – which is expected to increase volatility in net profit – ING intends to pay dividends in relation to the longer-term underlying development of profit.
ING Groep N.V. made dividend payments of EUR 14 million and EUR 14 million on its Preference shares and declared dividends of EUR 2,461 million and EUR 2,057 million on its Ordinary shares, in 2005 and 2004. Both the final dividend 2004 and the interimdividend 2005 were fully paid in cash
Cash distributions on ING Groep N.V.’s Ordinary shares and bearer receipts are generally paid in euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the bearer receipts are trading. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the Ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
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
If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of bearer receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. Holders of bearer receipts may receive an equal nominal amount in Ordinary shares There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, bearer receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under “Item 10. Additional Information — Taxation -Netherlands Taxation”.
Since December 31, 2004, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18. Financial Statements” of this document.

Item 9. The offer and listing
Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on Eurolist by Euronext Amsterdam N.V., the principal trading market for the bearer receipts. The bearer receipts are also listed on the stock exchanges of Euronext Brussels, Euronext Paris, Deutsche Börse as well as on the Swiss Exchange. As of December 31, 2005, ING Group was the second largest company quoted on Eurolist by Euronext Amsterdam, based on market capitalization. ING Bank is one of the principal market-makers for the bearer receipts on Eurolist by Euronext Amsterdam.
Since June 13, 1997, American Depositary Shares (“ADS”), each representing one bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See” Item 7. Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2005, there were 126,307,655 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 957 recordholders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2005, approximately 17% of the bearer receipts were held by Dutch investors, approximately 28% by investors in the U.K. and approximately 21% by investors in the United States and Canada (including as represented by ADSs).

The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2001 – February 28, 2006:

			Trading
			volume,	in millions		Trading
	Euronext Amsterdam		in millions	New York		volume,
	Stock Exchange (EUR)		of Bearer	Stock Exchange (USD)		in millions
Calendar period	High	Low	receipts(1)	High	Low	of ADSs(1)
2001 (2)	43.97	22.80	2,687.5	41.75	21.30	43.5
2002	31.20	13.29	2,033.3	25.95	13.07	78.0
2003	19.06	8.70	2,863.5	23.41	9.96	124.9

2004
First quarter	21.20	16.73	667.1	27.37	20.50	32.3
Second quarter	19.58	16.87	563.0	23.77	20.28	24.1
Third quarter	21.18	18.13	572.0	25.98	22.10	24.6
Fourth quarter	22.28	19.74	601.4	30.32	25.30	25.4

2005
First quarter	23.96	21.75	500.2	31.69	28.18	25.1
Second quarter	23.37	20.99	509.4	30.21	26.94	28.1
Third quarter	25.12	22.63	565.3	30.99	28.02	25.5
Fourth quarter	29.75	23.56	556.8	35.40	28.16	34.5

2005 and 2006
September 2005	24.78	23.24	169.1	29.93	28.70	8.8
October 2005	24.90	23.45	182.4	29.55	28.16	8.0
November 2005	27.71	24.10	225.8	32.65	28.96	16.3
December 2005	29.75	28.16	148.6	35.40	33.12	10.2
January 2006	30.31	27.82	212.1	36.61	33.61	10.9
February 2006	32.08	29.52	171.6	37.96	35.57	8.0

(1)	Aggregate of purchases and sales.

(2)	As of July 2, 2001 the stock of ING Group was split in a 2:1 ratio.

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
Certain Powers of Directors
The Supervisory Board determines the compensation of the members of the Executive Board within the framework of the remuneration policy adopted by the General Meeting of Shareholders and the compensation of members of the Supervisory Board is determined by the General Meeting of Shareholders. Neither members of the Executive Board nor members of the Supervisory Board will vote on compensation for themselves or any other member of their body.
During their office, members of the Supervisory Board are not allowed to borrow from ING Group or any of its subsidiaries. Loans that already exist upon appointment as a Supervisory Board member however, may be continued. ING Group subsidiaries however, may in the normal course of their business and on terms that are customary in the sector, provide other banking and insurance services to Supervisory Board members. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. Members of the Executive Board are empowered to exercise all the powers of ING Group to borrow money, subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.
Our Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. Nevertheless, it has become standard practice for Executive Board members to retire at the age of 60. By mutual agreement the retirement date can be extended to the end of the month in which they reach the age of 61 or 62. Following the amendments of the Articles of Association in 2003, members of the Executive Board appointed in 2004 and later have been and will be appointed by the General Meeting of Shareholders for a term of four years and may be reappointed. Members of the Supervisory Board are appointed for a term of four years and may be re-appointed for two terms subject to the requirement in the charter of the Supervisory Board that Supervisory Board members retire from the Board in the year in which he or she turns 70. Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board.
Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.
Capital structure, shares
The authorised capital of ING Group consists of ordinary shares, preference A shares, five series of preference B shares and cumulative preference shares. When we refer to shares herein, we mean both our ordinary shares and our preference shares, unless otherwise specified. Currently, only ordinary and preference A shares are issued, while a right to acquire cumulative preference shares has been granted to the ING Continuity Foundation. The purpose of the cumulative preference shares is to protect the independence, the continuity and the identity of the company against the acquisition of control by third parties, including hostile takeovers, while the ordinary shares and the preference shares are used solely for funding purposes. The shares, which are all registered shares, are not listed on a stock exchange.
Description of Shares
A description of our securities, and other information with respect to shareholders, annual meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7 — Major Shareholders and Related Party Transactions”.
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
Voting rights
Each Ordinary share entitles the holder to cast a vote at the General Meeting of Shareholders. By Dutch law, voting rights are proportional to the nominal value of the shares. In other words, each ordinary share (nominal value: EUR 0.24) gives the right to one vote, while each preference A share (nominal value: EUR 1.20) gives the right to five votes.
On the basis of the closing price of the shares on 31 December 2005, the ratio of market price to voting rights on depositary receipts for Ordinary shares was EUR 29.30 : 1, while the ratio for depositary receipts for preference A shares was EUR 3.29 : 5. There is an element of disequilibrium in this respect. Forthcoming legislation will be necessary to link the voting rights for preference shares to the market value of the shares.
Proposals by shareholders/holders of depositary receipts
In view of the size and market value of ING Group, proposals to put items on the Shareholders’ Meeting agenda can be made by shareholders and holders of depositary receipts representing a joint total of 1 per mille of the share capital or representing together, on the basis of the stock prices on the Euronext Amsterdam Stock Exchange, a share value of at least EUR 50 million. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 50 days before the date of the meeting. Properly submitted proposals will be included on the agenda for the General Meeting of Shareholders.
Issue of shares
The company’s authorised capital is the maximum amount of capital allowed to be issued under the terms of its Articles of Association. New shares in excess of this amount can only be issued after amendment of the Articles of Association. For reasons of flexibility (an amendment to the Articles of Association has to be passed by notarial deed if it is to become effective, and this in turn requires a declaration of no objection to be issued by the Minister of Justice), the authorised capital in the Articles of Association of ING Group has been set at the highest level permitted by law.
Share issues have to be approved by the General Meeting of Shareholders, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new shares. The powers thus delegated to the Executive Board are limited:
•	in time: powers are delegated for a period of 18 months;

•	to specific types of shares: only ordinary shares and preference B shares may be issued;

•	by number: (1) Ordinary shares may be issued up to a maximum of 10% of the issued capital, or 20% in the event of a merger or takeover; (2) preference B shares may be issued up to a maximum which is equal to the total number of preference B shares that is necessary to convert all outstanding ING Perpetual Securities III issued in 2004 in the amount of 1 billion euros (and similar instruments that are or may be issued) into preference shares if and when required pursuant to the conditions thereof;

•	as regards the issue price of the preference B shares: the issue price must at least be equal to the stock price of the Ordinary shares at the Amsterdam Stock Exchange;

•	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.

Approval by the General Meeting of Shareholders would be required for any share issues exceeding these limits.
Shareholders’structure
See Item 7 for details of investors who have reported their interest in ING Group pursuant to the Disclosure of Major Holdings in Listed companies Act 1996 (or their predecessor of this legislation). As at 31 December 2005, ING Group subsidiaries held an interest of 13.13% in ABN AMRO, mainly in preference shares. The interests in Aegon and Fortis were below 1%. These interests are held as investments. There are no shareholders’ or other agreements between ING Group and the above major shareholders on the exercising of voting rights.
Under the terms of the Dutch Act on the Supervision of the Credit System 1992 and the Insurance Industry (Supervision) Act 1993, declarations of no objection from the Dutch Minister of Finance are to be obtained by anyone wishing to obtain or hold a participating interest of at least 10% respectively in ING Group or to exercise control to this extent via a participating interest in ING Group. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Group ING Group is not aware of investors with an interest of 10% or more in ING Group.
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
In general, for United States federal income and Netherlands tax purposes, holders of bearer receipts will be treated as the owners of the Ordinary shares underlying the bearer receipts, holders of American Depositary Receipts (“ADRs”) evidencing ADSs will be treated as the owners of the Ordinary shares evidencing the ADSs, and exchanges of Ordinary shares for bearer receipts and then for ADSs, and exchanges of ADSs for Bearer receipts and then for Ordinary shares, will not be subject to United States federal or Netherlands income tax.
It is assumed, for purposes of this summary, that a U.S. Shareholder is eligible for the benefits of the Treaty and that a U.S. Shareholder’s eligilbilty is not limited by the limitations on benefits provisions article 26 of the Treaty.
NETHERLANDS TAXATION
Withholding tax on dividends
The Netherlands imposes a withholding tax on a distribution of a dividend at the rate of 25%. Stock dividends paid out of ING Groep N.V.’s paid-in share premium recognized for Netherlands tax purposes as such are not subject to the above withholding tax.
Under the Treaty, dividends paid by ING Groep N.V. to a resident of the United States (other than an exempt organization or exempt pension trust, as defined in the Treaty) who is the beneficial owner of the dividends are generally eligible for a reduction of Netherlands withholding tax to 15%, provided that such resident does not have an enterprise which carries on a business in the Netherlands through a permanent establishment or a permanent representative or performs independent personal services from a fixed base situated in the Netherlands to which or to whom the bearer receipts or ADSs are attributable. Such reduced dividend withholding rate can be applied for at source upon payment of the dividend by submitting a form IB 92 USA prior to the dividend payment date, which form includes a banker’s affidavit stating that the bearer receipts or ADSs are in the bank’s custody in the name of the applicant, or that the bearer receipts or ADSs have been exhibited to the bank as being the property of the applicant. A U.S. Shareholder who is unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA. In case the above-mentioned beneficial owner of the dividends is a company which holds directly at least 10 percent of the voting power of ING Groep N.V. a further reduction of Dutch dividend withholding tax to 5% can be applied for.
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

There is currently an arrangement with the Netherlands Ministry of Finance under which U.S. Shareholders of outstanding ADSs (but not holders of bearer receipts) of ING Groep N.V. may obtain the lower 15% withholding rate under the Treaty without filing the form described above. The arrangement also applies to qualifying exempt pension trusts but not to other exempt organizations.
On August 29, 2002 dividend-stripping rules were introduced in Netherlands tax law. These rules have retroactive effect as of April 27, 2001. The rules provide that in the case of dividend-stripping, the 25% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits form the dividends, whereby such person retains, whether directly or indirectly, an interest in the share on which the dividends were paid.
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
Taxes on capital gains
Gain or loss on a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States federal income tax purposes. If such U.S. Shareholder has held the bearer receipts or ADSs for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate U.S. Shareholder that is recognized on or after May 6, 2003 and in taxable years beginning before January 1, 2009 is generally subject to a maximum tax rate of 15%. In general, gain or loss from a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will be treated as United States source income or loss for United States foreign tax credit limitation purposes.
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

Item 11. Quantitative and Qualitative Disclosure of Market Risk
The quantitative and qualitative disclosures of market risk have been prepared in accordance with the requirements of IFRS-EU. Refer to Note 2.1.1of the Notes to the Consolidated Financial Statements for these disclosures. As permitted by IFRS 1, ING Group has not presented in its consolidated financial statements certain comparative information relating to quantitative and qualitative disclosures of market risk. Accordingly, certain comparative information (together with current year equivalents) is provided below.
The discussion on the implementation of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 and the differences in the recognition and measurement of financial instruments and insurance contracts from 2004 to 2005 included in Note 2.1.1 to the Consolidated Financial Statements should be considered in comparing accounting based sensitivity measures for 2005 with 2004. In addition, the adoption of IFRS-EU necessitated a change to the methodology underlying certain accounting based sensitivity measures. However, the impact of those changes on the 2005 net profit sensitivity analysis was not material given the overall effect on sensitivity information of IAS 32, 39 and IFRS 4 as of 2005.
MARKET RISK – ING BANK
Non-trading risk- interest rate risk
The 2005 EaR measure (pre-tax) for the large banking books of ING Bank (representing approximately 95% of the banking book) is EUR (733) million (2004: EUR (814) million). The measure is based on a parallel instantaneous shock to market rates of 2%.
MARKET RISK — ING INSURANCE
ALM risk — interest rate risk
The table below provides a sensitivity analysis relating to a potential change in net profit and shareholders’ equity of an instantaneous increase/decrease in interest rates of 1%.

	Effect on		Effect on
	ING Insurance		ING Insurance
INTEREST-RATE SENSITIVITY	net profit		shareholders’equity
(EUR millions)	2005	2004	2005	2004

Increase interest rates by 1%	(68)	72	(2,814)	5
Decrease interest rates by 1%	(1,743)	(78)	1,255	(6)
ALM risk – equity risk
The table below provides a sensitivity analysis relating to a potential change in net profit and shareholders’ equity of an instantaneous increase/decrease in equity markets of 10%.

	Effect on		Effect on
	ING Insurance		ING Insurance
EQUITY SENSITIVITY	net profit		shareholders’equity
(EUR millions)	2005	2004	2005	2004

Increase of equity by 10%	59	29	1,072	863
Decrease of equity by 10%	(80)	(23)	(1,094)	(857)

ALM risk – foreign exchange risk
The table below provides a sensitivity analysis relating to a potential change in net profit and shareholders’ equity of an instantaneous increase/decrease of the Euro versus all other currencies of 10%.

	Effect on		Effect on
	ING Insurance		ING Insurance
FOREIGN CURRENCY SENSIVITY	net profit		shareholders’equity
(EUR millions)	2005	2004	2005	2004

10% Increase of Euro versus all other currencies	(81)	(132)	(950)	(1,041)
10% Decrease of Euro versus all other currencies	87	162	1,041	1,271
CREDIT RISK — ING INSURANCE
ING Group has further improved the coverage of its 2005 analysis of the Fixed income portfolio by rating class by including more business units in the integrated reporting process.
The 2005 analysis is included in Note 2.2 of the Notes to the consolidated financial statements. The 2005 information is also presented below, together with the 2004 information..
In the table below a summary is shown of the outstandings in the general account fixed-income portfolios per credit rating expressed in Standard & Poor’s ratings at December 31, 2005. The table is based on EUR 172 billion of general account fixed income assets and exclude equities and real estate but include preferred shares.
ING Group has further expanded its 2005 analysis of risk concentration in the ING Insurance portfolio by presenting risk concentration by industry sector rather than economic sector. This analysis is included in Note 2.2 of the Notes to the consolidated financial statements. The 2005 information, together with the 2004 information, is also presented below based on the prior year classifications of risk concentration by economic sector.

				2005
				issuer
	2005	2004		ratings
	issue	issue	2005	(incl. 2005
	ratings	ratings	issuer	coverages)

AAA	34.0%	36.7%	30.8%	26.3%
AA	18.7%	17.0%	24.3%	23.0%
A	27.9%	25.4%	24.9%	32.8%
BBB	16.3%	17.8%	16.7%	14.3%
BB	2.0%	2.4%	2.1%	1.8%
Other	1.1%	0.7%	1.2%	1.8%
	100.0%	100.0%	100.0%	100.0%
During 2005 ING Group changed the rating basis for the ING Insurance investment portfolio from issue ratings to issuer ratings (except for structured credits). This change is in line with the ING Bank practice and Basel II guidelines. In the table above the ING Insurance investment portfolio is shown based on issue rating for 2005 and 2004 (for comparison reasons) in columns 1 and 2. In column 3 the same portfolio is shown based on issuer ratings. The apparent average credit rating decreased due to the switch from issue to issuer ratings. This apparent decrease is caused by the fact that ING invests in bonds from lower quality issuers which nonetheless have a higher issue rating due to collateralisation; as such, the actual credit risk for ING Insurance has not changed due to this reclassification. In the last column the ING Insurance investment portfolio is shown based on issuer rating including the positions that were added during 2005. The main addition is the Dutch mortgage portfolio which is included in the table above with an average credit rating of A.
In the table below a summary is shown of the outstandings in the general account fixed-income portfolios per economic sector.

	2005	2004

Public and private corporate	37.3%	36.9%
ABS, MBS Structured	16.0%	14.4%
Governments	24.1%	25.3%
Commercial mortgages	5.7%	5.6%
Residential mortgages	11.2%	12.5%
Cash and money market	2.6%	1.9%
Policy loans	2.0%	1.9%
Preferred shares	1.1%	1.5%
	100.0%	100.0%
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
On February 7, 2006, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 7, 2006.
Item 16A. Audit Committee Financial Expert
ING Group’s Supervisory Board has determined that ING Group has four financial experts serving on its Audit Committee. These four financial experts are Messrs. Hoffmann, Hommen, Jacobs and Van der Lugt. All have gathered their experience by serving as executive officers and on the Boards of international conglomerates, Mr. Hoffmann serving as the CFO of Robert Bosch GmbH, Mr. Hommen serving as vice-chairman and CFO of Philips Electronics, Mr. Jacobs and Mr. Van der Lugt both serving as CEO of ING Group
Item 16B. Code of Ethics
ING Group has adopted a code of ethics, called the ING’s Business Principles, which apply to all our employees, including our principal executive officer, principal financial officer and principal accounting officer. These Business Principles have undergone minor changes to adapt them to the requirements of the Sarbanes-Oxley Act of 2002 as a code of ethics for certain officers. The Business Principles are posted on ING Group’s website at www.ing.com, under the heading “Corporate Responsibility” followed by “ING in Society”. During the most recently completed fiscal year no waivers, explicit or implicit, from these Business Principles have been granted to any of the officers described above.
Item 16C. Principal Accountant Fees and Services (Ernst & Young) (and KPMG)
Ernst & Young Accountants (Ernst & Young) and KPMG Accountants N.V. (KPMG) are the appointed auditors of ING Group. Ernst & Young is responsible for auditing the financial statements of ING Group and ING Verzekeringen N.V., while KPMG is responsible for the audit of the financial statements of ING Bank N.V.
At the General Meeting of Shareholders on 27 April 2004, Ernst & Young were appointed to audit the financial statements of ING Group for the financial years 2004 to 2007 inclusive, to report about the outcome of these audits to the Executive Board and the Supervisory Board and to give a statement about the truth and fairness of the financial statements of ING Group
The Supervisory Board evaluates the performance of the external auditors on an annual basis, based, in particular, on their independence and on the findings of the Executive Board and the Audit Committee. In addition to the annual evaluation, the Audit Committee and Supervisory Board will review the auditors’ performance in 2007, prior to a proposal to the General Meeting of Shareholders for the next auditor’s appointment. The proposal will include the main conclusions of the assessment of the functioning of the external auditor.

The external auditors, both Ernst & Young and KPMG, attend the meetings of the Audit Committee.
After a maximum period of 5 years of performing audit services to ING Group or ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firms and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the respective external audit firms. The Audit Committee makes recommendations to the Supervisory Board regarding these replacements, among others, based on an annual evaluation of the provided services. In line with this agreement, the lead audit partner of KPMG has been succeeded in 2005. The lead audit partner of Ernst & Young will be succeeded after the year-end audit 2006. The rotation of other partners of Ernst & Young and KPMG involved with the audit of the financial statements of ING are subject to applicable independence legislation.
The external auditors may be questioned at the Annual General Meeting of Shareholders in relation to their statements on the fairness of the annual accounts. The external auditors will therefore attend and be entitled to address this meeting.
Both Ernst & Young and KPMG may only provide permitted non-audit services to ING Group and its subsidiaries with permission of the Audit Committee. The Audit Committee separately pre-approves the type(s) of audit, audit-related and non-audit services to be provided by ING’s external audit firms on an annual basis. The Audit Committee also sets the maximum annual amount that may be spent for such pre-approved services. Throughout the year the external audit firms and Corporate Audit Services monitor the amounts paid versus the pre-approved amounts. The external auditors provide the Audit Committee with a full overview of all services provided to ING, including related fees, supported by sufficiently detailed information. This overview is semi-annually evaluated by the Audit Committee.
In addition to the pre-approval procedure each audit-related and non-audit engagement that is expected to generate fees in excess of EUR 100,000 and all further audit-related and non-audit related engagements over and above the pre-approved amounts have to be pre-approved on a case-by-case basis. More details on ING’s policy regarding external auditor’s independence are available on the website of ING Group.
In 2005, the audit-related, tax and other services have been pre-approved. In line with ING’s policy on external auditors’ independence, the Audit Committee has pre-approved the proposed services.

	Year ended	Year ended
	December 31,	December 31,
	2005	2004
	(EUR millions)
Ernst & Young
Audit fees	21	20
Audit-related fees	7	3
Tax fees	2	3
All other fees	1	1

	31	27

KPMG
Audit fees	22	20
Audit-related fees	6	4
Tax fees	1	2
All other fees	2	4

	31	30

Total
Audit fees	43	40
Audit-related fees	13	7
Tax fees	3	5
All other fees	3	5

	62	57

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

					Maximum
			Average	Purchased as part of	number of Shares
		Number	price	Publicly Announced	that may be
		x 1000	in euros	Plans Or Programs	Purchased

Purchases:
January	1/1/04 – 1/31/04			NA	NA
February	2/1/04 – 2/29/04	400	20.22
March	3/1/04 – 3/31/04
April	4/1/04 – 4/30/04
May	5/1/04 – 5/31/04
June	6/1/04 – 6/30/04	656	18.13
July	7/1/04 – 7/31/04
August	8/1/04 – 8/31/04	400	18.55
September	9/1/04 – 9/30/04	592	20.09
October	10/1/04 – 10/31/04
November	11/1/04 – 11/30/04	900	20.87
December	12/1/04 – 12/31/04

Total (1)		2,948	19.70

Purchases:
January	1/1/05 – 1/31/05			NA	NA
February	2/1/05 – 2/29/05	998	20.62
March	3/1/05 – 3/31/05	3,054	22.98
April	4/1/05 – 4/30/05
May	5/1/05 – 5/31/05	3,000	22.45
June	6/1/05 – 6/30/05
July	7/1/05 – 7/31/05
August	8/1/05 – 8/31/05	5,422	23.63
September	9/1/05 – 9/30/05
October	10/1/05 – 10/31/05
November	11/1/05 – 11/30/05	539	26.97
December	12/1/05 – 12/31/05

Total (1)		13,013	23.26

(1)	This table excludes market-making and related hedging purchases by ING Group. The table also exludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group.

PART III.
Item 18. Financial Statements
See pages F-1 to F-151 and the Schedules on F-159 to F-162
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of ING Groep N.V. (incorporated by reference to Exhibit 1.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated June 23, 2003 (incorporated by reference to Exhibit 1.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No.
1-14642 filed on March 30, 2004)

Exhibit 2.1	Subordinated Indenture, dated July 18, 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 12, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated September 26, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-k filed on September 23, 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated December 8, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-k filed on December 7, 2005)

Exhibit 4.1	Form of Employment Contract for Members of the Executive Board (English translation) (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 10.1	Consent of Ernst & Young Accountants

Exhibit 10.2	Consent of KPMG Accountants

Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Enterprises S.C.C.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ING GROEP N.V.
(Registrant)

By: /s/ Cees Maas

Name: Cees Maas
Title: Chief Financial Officer
Date: March 24, 2006

ADDITIONAL INFORMATION
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2005 and 2004 is set forth under IFRS-EU unless otherwise indicated. Information for years prior to 2004 is set forth under Dutch GAAP, which differs in significant respects from IFRS-EU. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented below.

IFRS-EU	Year Ended December 31,
	2005	2004
Return on equity of the banking operations	24.2%	15.8%
Return on equity of ING Group	26.6%	22.9%
Dividend pay-out ratio of ING Group	35.5%	39.5%
Return on assets	0.5%	0.4%
Equity to assets	2.6%	3.0%
Net interest margin	1.2%	1.4%

Dutch GAAP	Year Ended December 31,
2003
Return on equity of the banking operations	11.0%
Return on equity of ING Group	21.5%
Dividend pay-out ratio of ING Group	48.5%
Return on assets	0.8%
Equity to assets	3.3%
Net interest margin	1.5%
AVERAGE BALANCES AND INTEREST RATES
The following tables show the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for 2005 and 2004 under IFRS-EU. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest result figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest result figures to the corresponding line items in the consolidated financial statements is provided on the next page.

ASSETS

IFRS-EU	Interest-earning assets
		2005			2004
	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	3,654	172	4.7	4,845	113	2.3
foreign	30,023	1,147	3.8	32,959	968	2.9
Loans and advances
domestic	222,459	8,331	3.7	157,457	7,184	4.6
foreign	247,444	11,035	4.5	183,458	7,736	4.2
Interestearning securities (1)
domestic	35,423	1,031	2.9	31,221	616	2.0
foreign	176,247	6,773	3.8	165,173	5,922	3.6
Other interestearning assets
domestic	747	16	2.1	527	30	5.7
foreign	2,524	99	3.9	2,941	158	5.4

Total	718,521	28,604	4.0	578,581	22,727	3.9
Noninterest earning assets	45,054			22,276

Total assets (1)	763,575			600,857

Percentage of assets applicable to foreign operations		63.5%			66.5%
Other interest income (reconciliation to consolidated financial statements):
amortized results investments (2)					157
lending commission					96
adjustment for interest on nonperforming loans (3)					(84)
Interest income on derivatives (4)		19,253			2,223
other		485			352

Total interest income		48,342			25,471

LIABILITIES

IFRS-EU	Interest-earning liabilities
		2005			2004
	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	33,044	958	2.9	26,131	590	2.3
foreign	46,379	1,419	3.1	50,522	1,111	2.2
Demand deposits (5)
domestic	78,030	595	0.8	32,210	176	0.6
foreign	27,930	502	1.8	26,992	423	1.6
Time deposits (5)
domestic	16,764	485	2.9	14,432	371	2.6
foreign	29,976	901	3.0	29,995	727	2.4
Savings deposits (5)
domestic	63,157	1,494	2.4	58,277	1,504	2.6
foreign	198,855	6,208	3.1	150,428	4,422	2.9
Short term debt
domestic	2,815	88	3.1	4,992	102	2.0
foreign	28,203	1,269	4.5	29,879	696	2.3
Long term debt
domestic	13,971	675	4.8	15,645	670	4.3
foreign	47,443	2,037	4.3	40,394	1,751	4.3
Subordinated liabilities
domestic	16,702	920	5.5	13,061	732	5.6
foreign	2,605	153	5.9	2,802	160	5.7
Other interestbearing liabilities
domestic	37,562	775	2.1	18,468	158	0.9
foreign	45,158	1,234	2.7	32,470	971	3.0

Total	688,594	19,713	2.9	546,698	14,564	2.7
Noninterest bearing liabilities	54,592			36,299

Total Liabilities	743,186			582,997
Group Capital	20,389			17,860

Total liabilities and capital	763,575			600,857

Percentage of liabilities applicable to foreign operations		62.1%			64.9%
Other interest expense
(reconciliation to consolidated financial statements):
interest expenses on derivatives		18,836			2,078
other		631			130

Total interest expense		39,180			16,772

Total net interest result		9,162			8,699

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

(2)	In 2004, includes amortization of premiums and discounts and deferred realized gains and losses on sales of investments in debt securities on a straight-line basis over the estimated average remaining life of the portfolio.

(3)	In 2004, interest on non-performing loans is included when calculating the average yield in this table but excluded from interest income reported in the consolidated profit and loss account.

(4)	In 2004, includes amortization of deferred realized gains and losses on off-balance sheet hedging instruments on a straight line basis over the estimated average remaining life of the portfolio and interest accrued on hedging instruments, primarily on interest rate swaps.

(5)	These captions do not include deposits from banks.

The following table presents the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for 2004 and 2003 under Dutch GAAP. The interest income, interest expense and average yield figures do not reflect:
•	income on amortized results investments;
•	lending commissions;
•	interest income on off-balance sheet instruments;
•	other income not considered to be directly related to interest-earning assets;
•	interest expense on off-balance sheet instruments, or
•	other expense not considered to be directly related to interest-bearing liabilities, all of which are reflected in the corresponding interest income, interest expense and net interest result figures in the consolidated financial statements. Non-accrual loans are included in the respective average loan balances. Income on these loans is recognized on a cash basis. A reconciliation of the interest income, interest expense and net interest result figures to the corresponding line items in the consolidated financial statements is provided on the next page.
ASSETS

Dutch GAAP	Interest-earning assets
		2004			2003
	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	4,845	113	2.3	1,984	98	4.9
foreign	32,959	968	2.9	24,450	723	3.0
Loans and advances
domestic	157,457	7,237	4.6	154,944	7,800	5.0
foreign	183,458	7,792	4.2	160,338	6,790	4.2
Interestearning securities (1)
domestic	31,221	616	2.0	25,384	682	2.7
foreign	165,173	5,922	3.6	116,092	4,450	3.8
Other interestearning assets
domestic	527	30	5.7	3,563	208	5.8
foreign	2,941	158	5.4	9,188	262	2.9

Total	578,581	22,836	3.9	495,943	21,013	4.2
Non-interest earning assets	22,276			24,011

Total assets (1)	600,857			519,954

Percentage of assets applicable to foreign operations		66.5%			64.9%
Other interest income (reconciliation to consolidated financial statements):
amortized results investments (2)		157			258
lending commission		96			96
adjustment for interest on non-performing loans (3)		(84)			(123)
interest on off-balance instruments (4)		2,223			2,187
other		352			371

Total interest income		25,580			23,802

LIABILITIES

	Interest-earning liabilities
		2004			2003
	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield
Dutch GAAP	(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	26,131	590	2.3	19,829	666	3.4
foreign	50,522	1,111	2.2	36,870	771	2.1
Demand deposits (5)
domestic	32,210	176	0.6	32,694	219	0.7
foreign	26,992	423	1.6	23,867	391	1.6
Time deposits (5)
domestic	14,432	371	2.6	13,082	391	3.0
foreign	29,995	727	2.4	31,207	956	3.1
Savings deposits (5)
domestic	58,277	1,504	2.6	50,051	1,425	2.9
foreign	150,428	4,422	2.9	100,317	2,878	2.9
Short term debt
domestic	4,992	102	2.0	5,664	180	3.2
foreign	29,879	696	2.3	48,305	909	1.9
Long term debt
domestic	15,645	670	4.3	15,586	895	5.7
foreign	40,394	1,751	4.3	32,143	1,300	4.1
Subordinated liabilities
domestic	13,061	732	5.6	10,915	647	5.9
foreign	2,802	160	5.7	2,921	178	6.1
Other interestbearing liabilities
domestic	18,468	158	0.9	19,475	583	3.0
foreign	32,470	971	3.0	25,253	1,063	4.2

Total	546,698	14,564	2.7	468,179	13,452	2.9
Non-interest bearing liabilities	36,299			34,587

Total Liabilities	582,997			502,766
Group Capital	17,860			17,188

Total liabilities and capital	600,857			519,954

Percentage of liabilities applicable to foreign operations		64.9%			65.1%
Other interest expense
(reconciliation to consolidated financial statements):
interest on off-balance instruments		2,078			2,027
other		130			208

Total interest expense		16,772			15,687

Total net interest result		8,808			8,115

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

(2)	Includes amortization of premiums and discounts and deferred realized gains and losses on sales of investments in debt securities on a straight-line basis over the estimated average remaining life of the portfolio.

(3)	Interest on non-performing loans is included when calculating the average yield in this table but excluded from interest income reported in the consolidated profit and loss account.

(4)	Includes amortization of deferred realized gains and losses on off-balance sheet hedging instruments on a straight line basis over the estimated average remaining life of the portfolio and interest accrued on hedging instruments, primarily on interest rate swaps.

(5)	These captions do not include deposits from banks.

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

IFRS-EU	2005 over 2004
	Increase (decrease)
	due to changes in
	Average	Average	Net
	volume	rate	change
		(EUR millions)
Interestearning assets
Time deposits to banks
domestic	(28)	87	59
foreign	(86)	265	179
Loans and advances
domestic	2,966	(1,819)	1,147
foreign	2,698	601	3,299
Interestearning securities
Domestic	83	332	415
foreign	397	454	851
Other interestearning assets
domestic	12	(26)	(14)
foreign	(22)	(37)	(59)
Interest income
domestic	3,033	(1,426)	1,607
foreign	2,987	1,283	4,270

Total	6,020	(143)	5,877

Other interest income (reconciliation to consolidated financial statements)			16,994

Total interest income			22,871

IFRS-EU	2005 over 2004
	Increase (decrease)
	due to changes in
	Average	Average	Net
	volume	rate	change
	(EUR millions)
Interest-bearing liabilities

Time deposits from banks

domestic	156	212	368
foreign	(91)	399	308
Demand deposits
domestic	250	169	419
foreign	12	64	79
Time deposits
domestic	60	54	114
foreign	(1)	175	174
Savings deposits
domestic	126	(136)	(10)
foreign	1,423	363	1,786
Short term debt
domestic	(44)	30	(14)
foreign	(39)	612	573
Long term debt
domestic	(72)	77	5
foreign	306	(20)	286
Subordinated liabilities
domestic	204	(16)	188
foreign	(11)	4	(7)
Other interestbearing liabilities
domestic	164	453	617
foreign	379	(116)	263
Interest expense
domestic	844	843	1,687
foreign	1,981	1,481	3,462

Total	2,825	2,324	5,149

Other interest expense
(reconciliation to consolidated financial statements)			17,259

Total interest expense			22,408

Net interest
domestic	2,189	(2,269)	(80)
Foreign	1,006	(198)	808

Net interest	3,195	(2,467)	728

Other net interest result
(reconciliation to consolidated financial statements)			(265)

Net interest result			463

Dutch GAAP	2004 over 2003
	Increase (decrease)
	due to changes in
	Average	Average	Net
	volume	rate	change
	(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	67	(52)	15
foreign	250	(5)	245
Loans and advances
domestic	115	(678)	(563)
foreign	982	20	1,002
Interestearning securities
domestic	115	(181)	(66)
foreign	1,760	(288)	1,472
Other interestearning assets
domestic	(172)	(6)	(178)
foreign	(335)	231	(104)
Interest income
domestic	125	(917)	(792)
foreign	2,657	(42)	2,615

Total	2,782	(959)	1,823

Other interest income
(reconciliation to consolidated financial statements)			(45)

Total interest income			1,778

Dutch GAAP	2004 over 2003
	Increase (decrease)
	due to changes in
	Average	Average	Net
	volume	rate	change
	(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	142	(218)	(76)
foreign	300	40	340
Demand deposits
domestic	(2)	(41)	(43)
foreign	49	(17)	32
Time deposits
domestic	35	(55)	(20)
foreign	(30)	(199)	(229)
Savings deposits
domestic	212	(133)	79
foreign	1,473	71	1,544
Short term debt
domestic	(14)	(64)	(78)
foreign	(430)	217	(213)
Long term debt
domestic	3	(228)	(225)
foreign	358	93	451
Subordinated liabilities
domestic	120	(35)	85
foreign	(6)	(12)	(18)
Other interestbearing liabilities
domestic	(9)	(416)	(425)
foreign	216	(308)	(92)
Interest expense
domestic	487	(1,190)	(703)
foreign	1,930	(115)	1,815

Total	2,417	(1,305)	1,112

Other interest expense
(reconciliation to consolidated financial statements)			(27)

Total interest expense			1,085

Net interest
domestic	(362)	273	(89)
Foreign	727	73	800

Net interest	365	346	711

Other net interest result
(reconciliation to consolidated financial statements)			(18)

Net interest result			693

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS
The following table shows the balance sheet value under IFRS-EU of the investments of the Group’s banking operations for the years ended December 31, 2005 and 2004:

IFRS-EU	Year ended December 31,
	2005	2004
	(EUR millions)
Debt securities available for sale
Dutch government	6,052	5,688
German government	9,664	9,403
Central banks	159	180
Belgian government	15,711	14,829
Other governments	32,001	27,192
Corporate debt securities
Banks and financial institutions	29,418	34,530
Other corporate debt securities	3,815	15,867
U.S. Treasury and other U.S. Government agencies	1,424	1,953
Other debt securities	60,808	53,408

Total debt securities available for sale	159,052	163,050

Debt securities held to maturity
Dutch government	452
German government	792
Central banks
Belgian government
Other governments	767
Corporate debt securities
Banks and financial institutions	14,375
Other corporate debt securities	40
U.S. Treasury and other U.S. Government agencies	361
Other debt securities	2,150

Total debt securities held to maturity	18,937

Shares and convertible debentures	2,147	546
Land and buildings (1)	3,205	3,398

Total	183,340	166,994

(1)	Including commuted ground rents

The following table shows the balance sheet value under Dutch GAAP of the investments of the Group’s banking operations for the year ended December 31, 2003:

Dutch GAAP	Year ended
December 31,
2003
(EUR millions)
Dutch government	5,512
German government	7,211
Central banks	667
Belgian government	12,839
Other governments	21,152
Corporate debt securities
Banks and financial institutions	35,830
Other corporate debt securities	5,718
U.S. Treasury and other U.S. Government agencies	2,834
Other debt securities	24,267

Total debt securities – available for sale	116,030
Shares and convertible debentures	766
Land and buildings (1)	2,970

Total	119,766

(1)	Including commuted ground rents
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

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities available for sale
Dutch government	9	2.6	393	4.4	5,643	4.3
German government	318	4.2	2,674	4.0	6,660	3.9
Belgian government	519	4.9	8,340	5.5	6,407	5.1
Central banks	27	2.5	3	5.2	129	5.9
Other governments	5,144	3.6	11,717	4.3	13,326	3.8
Banks and financial institutions	4,051	3.8	14,733	3.3	9,925	3.4
Corporate debt securities	869	4.7	2,044	4.3	748	4.6
U.S. Treasury and other U.S. Government agencies	156	5.1	479	3.9	10	4.7
Other debt securities	4,059	3.6	14,447	3.6	10,510	3.7

Total debt securities available for sale	15,152	3.8	54,830	4.0	53,358	3.9

	Over 10 years		Total
	Book		Book
	value		value
	(EUR	Yield (1)	(EUR
	millions)%		millions)
Debt securities available for sale
Dutch government	0		6,045
German government	7	6.5	9,659
Belgian government	448	5.0	15,714
Central banks	0		159
Other governments	1,827	4.9	32,014
Banks and financial institutions	727	3.6	29,436
Corporate debt securities	160	5.6	3,821
U.S. Treasury and other U.S. Government agencies	780	4.6	1,425
Other debt securities	31,763	4.3	60,779

Total debt securities available for sale	35,712	4.4	159,052

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax- equivalent basis.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value		Book value		Book value
	(EUR	Yield (1)	(EUR	Yield (1)	(EUR	Yield (1)
	millions)%		millions)%		millions)%
Debt securities held to maturity
Dutch government	452	3.0
German government			199	3.3	593	4.1
Belgian government
Central banks
Other governments	201	3.0	103	4.1	463	4.7
Banks and financial institutions	615	4.2	5,090	4.0	8,323	4.0
Corporate debt securities					40	3.3
U.S. Treasury and other U.S. Government agencies	140	4.3	133	5.5	88	4.4
Other debt securities			1,024	3.4	1,041	3.7

Total debt securities held to maturity	1,408	3.7	6,549	4.0	10,548	4.0

	Over 10 years		Total
	Book		Book
	value		value
	(EUR	Yield (1)	(EUR
	millions)%		millions)
Debt securities held to maturity
Dutch government			452
German government			792
Belgian government
Central banks
Other governments			767
Banks and financial institutions	347	4.5	14,375
Corporate debt securities			40
U.S. Treasury and other U.S. Government agencies			361
Other debt securities	85	4.0	2,150

Total debt securities held to maturity	432	4.3	18,937

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax- equivalent basis.
On December 31, 2005, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2005
	Book value Market value
	(EUR millions)
Dutch government	6,504	6,503
Belgian government	15,711	15,711
German government	10,456	10,478

LOAN PORTFOLIO
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables. The following table sets forth the gross loans and advances to banks and customers as of December 31, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31,
	2005	2004
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	13,907	7,296
Loans secured by mortgages	111,257	103,594
Loans to or guaranteed by credit institutions	4,573	7,323
Other private lending	9,943	6,420
Other corporate lending	80,540	35,897

Total domestic offices	220,220	160,530

By foreign offices:
Loans guaranteed by public authorities	17,535	17,118
Loans secured by mortgages	69,855	53,156
Loans to or guaranteed by credit institutions	23,721	26,471
Other private lending	15,200	8,474
Other corporate lending	84,355	88,639

Total foreign offices	210,666	193,858

Total gross loans and advances to banks and customers	430,886	354,388

The following table sets forth the gross loans and advances to banks and customers as of December 31, 2003, 2002 and 2001 under Dutch GAAP.
Dutch GAAP

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	6,473	8,013	8,949
Loans secured by mortgages	94,125	86,932	78,789
Loans to or guaranteed by credit institutions	8,367	7,103	8,356
Other private lending	7,009	8,201	3,775
Other corporate lending	36,861	42,083	35,060

Total domestic offices	152,835	152,332	134,929

By foreign offices:
Loans guaranteed by public authorities	16,603	15,750	13,398
Loans secured by mortgages	39,604	31,260	19,502
Loans to or guaranteed by credit institutions	17,879	23,562	21,861
Other private lending	7,813	6,810	3,259
Other corporate lending	86,722	82,256	88,687

Total foreign offices	168,621	159,638	146,707

Total gross loans and advances to banks and customers	321,456	311,970	281,636

Maturities and sensitivity of loans to changes in interest rates
The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2005.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	3,952	1,192	8,763	13,907
Loans secured by mortgages	5,690	9,954	95,613	111,257
Loans guaranteed by credit institutions	1,941	1,010	1,622	4,573
Other private lending	6,323	733	2,887	9,943
Other corporate lending	60,446	9,434	10,660	80,540

Total domestic offices	78,352	22,323	119,545	220,220

By foreign offices:
Loans guaranteed by public authorities	5,951	4,720	6,864	17,535
Loans secured by mortgages	7,878	13,737	48,240	69,855
Loans guaranteed by credit institutions	10,292	8,491	4,938	23,721
Other private lending	7,492	2,484	5,224	15,200
Other corporate lending	28,308	24,606	31,441	84,355

Total foreign offices	59,921	54,038	96,707	210,666

Total gross loans and advances to banks and customers	138,273	76,361	216,252	430,886

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2005

	1 year or	Over 1
	less	year	Total
	(EUR millions)
Interest non earning	3,940	831	4,771
Fixed interest rate	64,877	86,639	151,516
Semifixed interest rate(1)	4,860	107,031	111,891
Variable interest rate	64,596	98,112	162,708

Total	138,273	292,613	430,886

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”
Loan concentration
The following industry concentrations were in excess of 10% of total loans as of December 31, 2005:

Total outstandings
(EUR millions)
Service industry	90,209
Manufacturing	54,561
Financial institutions (1)	40,501

(1)	Excluding bank deposits given of approximately EUR 47 billion.

Risk elements
Loans Past Due 90 days and Still Accruing Interest
Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which we continue to recognize interest income on an accrual basis in accordance with IFRS-EU.
Under IFRS-EU prior to the implementation of IAS 32 and IAS 39 and under Dutch GAAP, loans were placed on non-accrual status when a loan was in default as to payment of principal and interest for 90 days or more, or when, in the judgment of management, the accrual of interest should cease before 90 days. Any accrued, but unpaid, interest was reversed against the same period’s interest revenue. Interest payments received on a cash basis during the period were recorded as interest income.
In 2005 with the implementation of IAS 32 and IAS 39, once a loan has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. As all loans continue to accrue interest under IFRS-EU, the non-accrual loan status is no longer used to identify ING Group’s risk elements. Therefore, in 2005, no loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans.
The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31,
	2005	2004
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	1,664	577
Foreign	2,112	510

Total loans past due 90 days and still accruing interest	3,776	1,087

Nonaccrual
Domestic		1,143
Foreign		2,284

Total non-accrual loans		3,427

Total loans past due 90 days and still accruing interest and non-accrual loans	3,776	4,514

As of December 31, 2005, approximately EUR 3.0 billion of the loans past due 90 days and still accruing interest have a loan loss provision. The remaining loans past due 90 days and still accruing interest have also been reviewed for impairment; however, based on our measurement of the impairment, no impairment loss has been determined. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, are approximately EUR 6.7 billion as of December 31, 2005.
The following table sets forth the outstanding balances of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2003, 2002 and 2001 under Dutch GAAP.

Dutch GAAP

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	830	986	1,083
Foreign	819	1,048	957

Total loans past due 90 days and still accruing interest	1,649	2,034	2,040

Non-accrual
Domestic	965	1,093	1,425
Foreign	2,599	3,044	2,613

Total non-accrual loans	3,564	4,137	4,038

Total loans past due 90 days and still accruing interest and non-accrual loans	5,213	6,171	6,078

Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.
The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31,
	2005	2004
	(EUR millions)
Troubled debt restructurings
Domestic	495	197
Foreign	582	651

Total troubled debt restructurings	1,077	848

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2003, 2002 and 001 under Dutch GAAP.
Dutch GAAP

	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Troubled debt restructurings
Domestic	115	439	57
Foreign	516	461	1,054

Total troubled debt restructurings	631	900	1,111

Interest Income on Troubled Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2005 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2005.

	Year ended December 31, 2005
	Domestic	Foreign
	Offices	Offices	Total
	(EUR millions)
Interest income that would have been recognized under the original contractual terms	23	27	50
Interest income recognized in the profit and loss account	15	22	37
Potential Problem Loans
Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 4,134 million as of December 31, 2005. Of this total, EUR 3,038 million relates to domestic loans and EUR 1,096 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.
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
Guaranteed or secured loans are deducted from gross outstandings to arrive at net outstandings provided that political and transfer risks are also covered explicitly by the agreement. Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2005, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.
The following tables analyze cross-border outstandings as of the end of December 31, 2005 and 2004 under IFRS-EU, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.
IFRS-EU

	Year ended December 31, 2005
	Government	Banks & Other
	& official	financial	Commercial			Cross-border
	institutions	institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	42	23,954	41,139	1,531	66,666	4,728
United States	538	6,027	32,154	3,192	41,911	12,148
Germany	8,605	12,677	2,744	3,840	27,866	3,445
France	5,398	7,931	4,659	1,391	19,379	5,067
Italy	10,407	3,618	4,589	449	19,063	1,031
Spain	4,946	6,101	5,785	917	17,749	1,592

IFRS-EU

	Year ended December 31, 2004
	Government	Banks & Other
	& official	financial	Commercial			Cross-border
	institutions	institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	92	19,620	30,391	640	50,743	4,896
Germany	9,641	19,367	3,538	4,721	37,267	5,443
United States	507	3,097	19,462	3,998	27,064	11,266
France	5,245	8,185	3,664	649	17,743	3,095
Spain	3,850	8,595	2,566	1,449	16,460	1,964
Italy	6,753	5,008	2,725	423	14,909	964
Belgium	2,887	2,133	3,015	904	8,939	10,486
The following tables analyze cross-border outstandings as of the end of December 31, 2003 under Dutch GAAP, stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.
Dutch GAAP

	Year ended December 31, 2003
	Government	Banks & Other
	& official	financial	Commercial			Cross-border
	institutions	institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	503	19,403	16,818	1,034	37,758	5,229
Germany	6,294	16,810	2,405	2,705	28,214	6,309
United States	193	3,295	18,066	324	21,878	10,514
Spain	2,157	9,760	1,490	221	13,628	1,848
France	2,926	5,725	3,388	699	12,738	3,079
Italy	4,141	4,384	2,440	409	11,374	910
On December 31, 2005 under IFRS-EU, Ireland and Belgium had EUR 11,400 million and EUR 10,201 million, respectively, of cross-border outstandings between 0.75% and 1% of total assets. There were no cross-border outstandings between 0.75% and 1% of total assets, at year-end 2004.
On December 31, 2003 under Dutch GAAP, Belgium had EUR 6,888 million of cross-border outstandings between 0.75% and 1% of total assets.
Summary of Loan Loss Experience
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Objective evidence that a financial asset or group of assets is impaired includes, but is not limited to:
•	The borrower has sought or has been placed in bankruptcy or similar protection and this avoids or delays repayment of the financial asset.

•	The borrower has failed in the repayment of principle, interest or fees and the payment failure has remained unsolved for a certain period.

•	The borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset.

•	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the profit and loss account. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.
When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment and are recognised in the profit and loss account.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the profit and loss account.
The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of the credit risk assessment which were not considered on an individual basis.The net impact of the application of the IFRS-EU methodology on the loan loss provision of ING Group’s banking operations, including the reclassification from other assets for the provision for interest on impaired loans, was EUR (398) million as of January 1,2005.
The following table summarizes ING Group’s investments in impaired loans as of December 31. This table is incorporated by reference into the consolidated financial statements, note 2.4.10(b). In accordance with SFAS 114 Accounting by Creditors for Impairment of a Loan, small balance homogeneous loans such as consumer mortgages and loans and small business loans are excluded from the definition of impaired loans presented below.

	2005	2004
	(EUR millions)
Total gross impaired loans and advances to customers	3,914	6,181
Total gross impaired loans and advances to customers for which a related allowance exists	3,700	4,545
Allowance for impaired loans and advances to customers	2,045	2,671
Average total gross impaired loans and advances to customers	4,056	6,480
Interest income on impaired loans recognized in the period	104	176
Interest income on impaired loans recognized on a cash basis	67	96
The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2005 and 2004 under IFRS-EU.

IFRS-EU	Calendar period
	2005	2004
	(EUR millions)
Balance on January 1	4,262	4,671
Implementation IAS 32 and IAS 39 (1)	(398)
Change in the composition of the Group	(4)	(38)
Charge-offs:
Domestic:
Loans guaranteed by public authorities	—	(1)
Loans secured by mortgages	(8)	(3)
Loans to or guaranteed by credit institutions	(12)	(22)
Other private lending	(107)	(57)
Other corporate lending	(164)	(156)
Foreign:
Loans guaranteed by public authorities	(9)	(13)
Loans secured by mortgages	(23)	(31)
Loans to or guaranteed by credit institutions	(4)	20
Other private lending	(78)	(57)
Other corporate lending	(437)	(589)

Total charge-offs	(842)	(909)

Recoveries:
Domestic:
Loans to or guaranteed by credit institutions	—	6
Other private lending	6	3
Foreign:
Loans secured by mortgages	—	(1)
Loans to or guaranteed by credit institutions	—	23
Other private lending	39	11
Other corporate lending	16	42

Total recoveries	61	84

Net chargeoffs	(781)	(825)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	234	454

Balance on December 31	3,313	4,262

Ratio of net chargeoffs to average loans and advances to banks and customers	0.17%	0.24%

(1)	Consists of release of unallocated provision for loan losses of EUR (592) million and reclassification from other assets for provision for interest on impaired loans of EUR 194 million.

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2003, 2002 and 2001under Dutch GAAP.

Dutch GAAP	Year ended December 31,
	2003	2002	2001
	(EUR millions)
Balance on January 1	4,870	4,474	4,272
Change in the composition of the Group	104	93	(171)
Chargeoffs:
Domestic:
Loans guaranteed by public authorities	—	(1)	—
Loans secured by mortgages	(1)	(4)	(4)
Loans to or guaranteed by credit institutions	(27)	(18)
Other private lending	(65)	(31)	(31)
Other corporate lending	(166)	(211)	(166)
Foreign:
Loans guaranteed by public authorities	(1)	—	—
Loans secured by mortgages	(30)	(8)	(1)
Loans to or guaranteed by credit institutions	(10)	(3)	(9)
Other private lending	(105)	(32)	(1)
Other corporate lending	(797)	(530)	(391)

Total charge-offs	(1,202)	(838)	(603)

Recoveries:
Domestic:
Loans secured by mortgages	—	—	3
Loans to or guaranteed by credit institutions	7	4	—
Other private lending	9	2	4
Other corporate lending	—	3	8
Foreign:
Loans secured by mortgages	—	2	—
Loans to or guaranteed by credit institutions	4	—	—
Other private lending	10	7	—
Other corporate lending	19	15	23

Total recoveries	49	33	38

Net charge-offs	(1,153)	(805)	(565)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations), excluding foreign currency exchange	850	1,108	938

Balance on December 31	4,671	4,870	4,474

Ratio of net charge-offs to average loans and advances to banks and customers	0.37%	0.27%	0.22%
Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2005 and 2004 under IFRS-EU:

IFRS-EU	Year ended December 31,
	2005		2004
	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	1	3.23	1	2.06
Loans secured by mortgages	93	25.82	198	29.23
Loans to or guaranteed by credit institutions		1.06		2.07
Other private lending	230	2.31	181	1.81
Other corporate lending	594	18.69	692	10.13
Total domestic	918	51.11	1,072	45.30
Foreign:
Loans guaranteed by public authorities	2	4.07	36	4.83
Loans secured by mortgages	273	16.20	213	15.00
Loans to or guaranteed by credit institutions	13	5.51	23	7.47
Other private lending	408	3.53	344	2.39
Other corporate lending	1,699	19.58	2,574	25.01

Total foreign	2,395	48.89	3,190	54.70

Total	3,313	100.00	4,262	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2003, 2002 and 2001 under Dutch GAAP:

Dutch GAAP	Year ended December 31,
	2003		2002		2001
	EUR	%(1)	EUR	%(1)	EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities		2.00	31	2.56		3.18
Loans secured by mortgages	164	29.15	120	27.87	112	29.01
Loans to or guaranteed by credit institutions		2.59		2.28		2.96
Other private lending	258	2.17	199	2.63	107	1.34
Other corporate lending	728	11.83	649	13.49	742	11.42
Total domestic	1,150	47.75	999	48.83	961	47.91
Foreign:
Loans guaranteed by public authorities	30	5.14	47	5.05	68	4.76
Loans secured by mortgages	238	12.27	73	10.02	41	6.92
Loans to or guaranteed by credit institutions	28	5.54	90	7.55	43	7.76
Other private lending	385	2.42	145	2.18	181	1.16
Other corporate lending	2,840	26.89	3,516	26.37	3,180	31.49

Total foreign	3,521	52.25	3,871	51.17	3,513	52.09

Total	4,671	100.00	4,870	100.00	4,474	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
DEPOSITS
The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 18.52% to EUR 523,761 million for 2005, compared to 2004. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.
Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets.

Certificates of deposit represent 15% of the category ‘Debt securities’ (22% at the end of 2004). These instruments are issued as part of liquidity management with maturities generally of less than three months.
The following table includes the average deposit balance by category of deposit and the related average rate for the years 2005 and 2004 under IFRS-EU.

IFRS-EU	2005		2004
	Average	Average	Average	Average
	deposit	rate	deposit	rate
	(EUR millions)	%(EUR millions)%
Deposits by banks In domestic offices:
Demand – non-interest bearing	2,094		72
– interest bearing	5,477	3.1	3,928	2.1
Time	28,584	2.9	35,506	2.2
Total domestic offices	36,155		39,506
In foreign offices:
Demand – non-interest bearing	1,463		1,998
– interest bearing	21,199	3.6	23,307	1.9
Time	55,329	3.1	50,764	2.6

Total foreign offices	77,991		76,069

Total deposits by banks	114,146		115,575

Customer accounts
In domestic offices:
Demand – non-interest bearing	11,032		11,216
– interest bearing	93,705	1.5	49,275	1.8
Savings	27,354	3.8	26,220	3.1
Time	20,047	3.5	29,501	2.7
Total domestic offices	152,138		116,212
In foreign offices:
Demand – non-interest bearing	2,139		1,631
– interest bearing	34,402	1.7	34,015	1.4
Savings	189,235	3.1	146,358	2.9
Time	48,429	3.3	43,027	2.7

Total foreign offices	274,205		225,031

Total customers accounts	426,343		341,243

Debt securities
In domestic offices:
Debentures	7,300	4.5	12,538	3.7
Certificates of deposit	2,307	3.7	3,711	3.2
Other	1,237	2.6	3,179	3.1
Total domestic offices	10,844		19,428
In foreign offices:
Debentures	17,090	4.0	14,052	4.7
Certificates of deposit	8,707	4.1	12,113	3.1
Other	35,466	3.0	26,120	2.5

Total foreign offices	61,263		52,285

Total debt securities	72,107		71,713

For the years ended December 31, 2005 and 2004, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 46,126 million and EUR 34,801 million, respectively.

The following table includes the average deposit balance by category of deposit and the related average rate for the years 2003 under Dutch GAAP.

Dutch GAAP	2003
	Average	Average
	deposit	rate
	(EUR millions)%
Deposits by banks In domestic offices:
Demand – non-interest bearing	10
– interest bearing	2,911	1.8
Time	32,104	2.2

Total domestic offices	35,025
In foreign offices:
Demand – non-interest bearing	2,470
– interest bearing	20,846	1.7
Time	47,733	2.3

Total foreign offices	71,049

Total deposits by banks	106,074

Customer accounts
In domestic offices:
Demand – non-interest bearing	12,197
– interest bearing	46,710	1.9
Savings	24,443	1.3
Time	27,601	3.0

Total domestic offices	110,951
In foreign offices:
Demand — non-interest bearing	3,036
— interest bearing	34,057	1.8
Savings	96,055	2.8
Time	45,887	3.1

Total foreign offices	179,035

Total customers accounts	289,986

Debt securities
In domestic offices:
Debentures	7,871	4.5
Certificates of deposit	4,084	3.4
Other	3,174	3.6

Total domestic offices	15,129
In foreign offices:
Debentures	14,994	4.5
Certificates of deposit	17,741	2.7
Other	22,910	2.4

Total foreign offices	55,645

Total debt securities	70,774

For the year ended December 31, 2003, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 33,874 million.

On December 31, 2005, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%

3 months or less	3,154	90.3	47,281	87.0
6 months or less but over 3 months	91	2.6	2,127	3.9
12 months or less but over 6 months	106	3.0	1,776	3.3
Over 12 months	142	4.1	3,179	5.8

Total	3,493	100	54,363	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2005.

(EUR millions)
Time certificates of deposit	10,022
Other time deposits	94,717

Total	104,739

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.
The following table sets forth certain information relating to the categories of our short-term borrowings under IFRS-EU for the years ended December 31, 2005 and 2004.

IFRS-EU	Year ended December 31,
	2005	2004
	(EUR millions)
	except % data)
Commercial paper:
Balance at the end of the year	22,836	15.904
Monthly average balance outstanding during the year	21,314	15,027
Maximum balance outstanding at any period end during the year	23,265	16,436
Weighted average interest rate during the year	3.86%	2.01%
Weighted average interest rate on balance at the end of the year	3.60%	1.90%

Securities sold under repurchase agreements:
Balance at the end of the year	79,609	62,098
Monthly average balance outstanding during the year	77,611	46,986
Maximum balance outstanding at any period end during the year	95,616	62,098
Weighted average interest rate during the year	2.38%	1.56%
Weighted average interest rate on balance at the end of the year	2.32%	1.18%

The following table sets forth certain information relating to the categories of our short-term borrowings under Dutch GAAP for the year ended December 31, 2003:

Dutch GAAP	Year ended
December 31,
2003
(EUR millions)
except % data)
Commercial paper:
Balance at the end of the year	14,750
Monthly average balance outstanding during the year	12,176
Maximum balance outstanding at any period end during the year	15,680
Weighted average interest rate during the year	1.66%
Weighted average interest rate on balance at the end of the year	1.28%

Securities sold under repurchase agreements:
Balance at the end of the year	34,702
Monthly average balance outstanding during the year	40,184
Maximum balance outstanding at any period end during the year	45,754
Weighted average interest rate during the year	2.32%
Weighted average interest rate on balance at the end of the year	2.68%

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F –2

CONSOLIDATED BALANCE SHEET	F – 3

CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 4

CONSOLIDATED STATEMENT OF CASH FLOWS	F – 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	F – 7

ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F – 8

ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F – 30

NOTES TO THE CONSOLIDATED BALANCE SHEET	F – 30

ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET	F – 62

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 76

SEGMENT REPORTING	F – 93

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS	F – 100

RISK MANAGEMENT	F – 102

SUPPLEMENTAL INFORMATION	F – 122

SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF US GAAP	F – 132

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F – 152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ING BELGIUM N.V./S.A.	F – 153

GLOSSARY	F – 154

SCHEDULE I: SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F – 159

SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION	F – 160

SCHEDULE IV: REINSURANCE	F – 161

SCHEDULE VI: SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F – 162

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and the Executive Board of ING Groep N.V.
We have audited the accompanying consolidated balance sheets of ING Groep N.V. (“ING Group”) as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for the years then ended. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not serve as principal auditor of the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary. In our position we did not audit capital base, as defined in note 2.1.4 of the notes to the consolidated financial statements, constituting 36% in 2005 and 42% in 2004 and net profit constituting 45% in 2005 and 31% in 2004 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for ING Bank N.V. is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedure that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Group to US generally accepted accounting principles and the conversion of the financial statements of ING Belgium N.V./S.A. to International Financial Reporting Standards as adopted by the European Union) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Group as of December 31, 2005 and 2004, and the consolidated results of its operations, and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
As discussed in section “Changes in accounting principles” on page F-8 in Note 2.1.1 to the consolidated financial statements, ING Group changed its accounting for financial instruments and certain insurance contracts effective January 1, 2005.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 2.4 of the Notes to the Consolidated Financial Statements.
Amsterdam, the Netherlands
24 March, 2006
Ernst & Young Accountants

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

	Amounts in millions of euros
	2005	2004
ASSETS
Cash and balances with central banks (1)	13,084	9,113
Amounts due from banks (2)	47,466	45,084
Financial assets at fair value through profit or loss (3)
- trading assets	149,187	79,649
- investments for risk of policyholders	100,961	77,662
- non-trading derivatives	7,766
- designated as at fair value through profit or loss	10,230
- other		3,334
Investments (4)
- available-for-sale	305,707	276,331
- held-to-maturity	18,937
Loans and advances to customers (5)	439,181	330,458
Reinsurance contracts (17)	8,285	6,744
Investments in associates (6)	3,622	2,663
Investment property (7)	5,031	7,151
Property and equipment (8)	5,757	5,783
Intangible assets (9)	3,661	594
Deferred acquisition costs (10)	9,604	10,428
Other assets (11)	30,160	21,397

Total assets	1,158,639	876,391

EQUITY
Equity attributable to equity holders of the Company	36,736	24,069
Third-party interests	1,689	3,481

Group equity (12)	38,425	27,550

LIABILITIES
Preference shares (13)	296
Subordinated loans (14)	6,096	4,109
Debt securities in issue (15)	81,262	79,012
Other borrowed funds (16)	32,252	23,712
Insurance and investment contracts (17)	263,487	216,851
Amounts due to banks (18)	122,234	95,878
Customer deposits and other funds on deposit (19)	465,712	349,241
Financial liabilities at fair value through profit or loss (20)
- trading liabilities	92,058	53,841
- non-trading derivatives	6,248
- designated as at fair value through profit or loss	11,562
Other liabilities (21)	39,007	26,197

Total liabilities	1,120,214	848,841

Total equity and liabilities	1,158,639	876,391

References relate to the notes starting on page F-30 which form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2005	2004
INCOME
Interest income banking operations	48,176	25,448
Interest expense banking operations	39,109	16,707

Interest result banking operations (22)	9,067	8,741
Premium income (23)	45,758	43,617
Income from investments (24)	9,915	9,730
Gains and losses from investments (25)	930	649
Commission income (26)	3,747	3,779
Valuation results from non-trading derivatives (27)	47
Net trading income (28)	426	888
Other income (29)	1,251	755

Total income	71,141	68,159

EXPENSES
Underwriting expenditure (30)	47,120	45,384
Additions to the provision for loan losses (5)	109	453
Other impairments (31)	76	22
Staff costs (32)	7,646	7,667
Other interest expenses (33)	969	1,019
Other operating expenses (34)	6,327	5,874

Total expenditure	62,247	60,419

Profit before tax	8,894	7,740

Taxation (35)	1,379	1,709

Profit for the period (before third-party interests)	7,515	6,031

Attribution:
Net profit attributable to equity holders of the Company	7,210	5,755
Third-party interests	305	276

Profit for the period	7,515	6,031

	Amounts in euros
	2005	2004
Earnings per ordinary share attributable to equity holders of the Company (36)	3.32	2.71
Diluted earnings per ordinary share (36)	3.32	2.71
Dividend per ordinary share (37)	1.18	1.07
References relate to the notes starting on page F-76 which form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2005	2004
Profit before tax	8,894	7,740
Adjusted for
– depreciation	1,278	563
– amortization of deferred acquisition costs and VOBA	(1,141)	(858)
– increase in provisions for insurance and investment contracts	21,250	13,244
– additions to the provision for loan losses	109	453
– other	(1,303)	4,479
Taxation paid	(1,398)	(1,163)
Movements in
– amounts due from banks, not available on demand	(720)	(1,206)
– trading assets	(29,925)	(4,417)
– non-trading derivatives	2,596
– other financial assets at fair value through profit or loss	(2,193)	(14)
– loans and advances to customers	(62,709)	(34,737)
– other assets	(7,551)	336
– amounts due to banks, not payable on demand	19,405	21,986
– customer deposits and other funds on deposit	62,089	64,555
– trading liabilities	13,442
– other financial liabilities at fair value through profit or loss	8,398
– other liabilities	3,228	4,141

Net cash flow from operating activities	33,749	75,102
Investment and advances
– associates and group companies	(1,109)	(2,643)
– available-for-sale investments	(260,769)	(262,293)
– held-to-maturity investments	(1,030)
– investment property	(1,156)	(1,169)
– property and equipment	(540)	(380)
– assets subject to operating leases	(991)	(950)
– investments for the risk of policyholders	(41,781)	(34,467)
– other investments	(164)	(103)
Disposals and redemptions
– associates and group companies	1,761	1,520
– available-for-sale investments	218,847	197,070
– held-to-maturity investments	245
– investment property	1,030	1,123
– property and equipment	483	192
– assets subject to operating leases	391	388
– investments for the risk of policyholders	34,464	29,382
– other investments	13	65

Net cash flow from investing activities (38)	(50,306)	(72,265)
Proceeds from issuance of subordinated loans	1,901	1,000
Repayments of subordinated loans	(177)	(410)
Borrowed funds and debt securities	7,842	26
Deposits by reinsurers	93	309
Issuance of ordinary shares	114	1,037
Dividends paid	(2,461)	(883)

Net cash flow from financing activities	7,312	1,079

Net cash flow (39)	(9,245)	3,916
Cash and cash equivalents at beginning of year	11,588	7,715
Implementation IAS 32/39	692
Effect of exchange-rate changes on cash and cash equivalents	300	(43)

Cash and cash equivalents at end of year	3,335	11,588

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP (CONTINUED)
For the years ended December 31,

	Amounts in millions of euros
	2005	2004
Cash and cash equivalents comprises the following items Treasury bills and other eligible bills 39	11,572	12,382
Amounts due from/to banks	(21,321)	(9,907)
Cash and balances with central banks	13,084	9,113

Cash and cash equivalents at end of year	3,335	11,588

References relate to the notes starting on page F-100 which form an integral part of the consolidated annual accounts

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

		Amounts in millions of euros
					Currency
		Share	Share	Revaluation	translation	Other
	Total	capital	premium	reserve	reserve	reserves
Balance as at January 1, 2004	19,340	612	8,064	1,199		9,465
Unrealized revaluations after taxation
- revaluations	717			795		(78)
- transferred to profit and loss (realized)	(587)			(737)		150
Exchange differences	(756)				(184)	(572)

Total amount recognized directly in equity	(626)			58	(184)	(500)

Net profit for the period	5,755					5,755

	5,129			58	(184)	5,255

Dividend (1)	(2,094)	16	(1,227)			(883)
Purchases/sales of treasury shares	1,694	6	1,688

Balance as at December 31, 2004	24,069	634	8,525	1,257	(184)	13,837

Implementation IAS 32/39 and IFRS 4	4,103	(104)	(191)	7,538	(556)	(2,584)
Unrealized revaluations after taxation
- revaluations	2,514			2,148	489	(123)
- transferred to profit and loss (realized)	(663)			(663)
- unrealized revaluations transferred to deferred profit sharing liabilities and DAC	(89)			(89)
Unrealized revaluations from cash flow hedges
- revaluations	764			764
Employee stock option and share plans	63					63
Exchange differences	1,217			251	919	47

Total amount recognized directly in equity	3,806			2,411	1,408	(13)

Net profit for the period	7,210					7,210

	11,016			2,411	1,408	7,197

Dividend (2)	(2,461)					(2,461)
Exercise of warrants and options	9		9

Balance as at December 31, 2005	36,736	530	8,343	11,206	668	15,989

(1)	2003 final dividend of EUR 0.49 per ordinary share and 2004 interim dividend of EUR 0.49 per ordinary share.

(2)	2004 final dividend of EUR 0.58 per ordinary share and 2005 interim dividend of EUR 0.54 per ordinary share.
In 2005, deferred taxes with regard to unrealized revaluations amounted to EUR 363 million (2004: EUR (48) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts are in millions of euros, unless stated otherwise
2.1.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.1.1.	ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP
BASIS OF PRESENTATION
ING Group applies International Financial Reporting Standards as adopted by the European Union (“EU”).
ING Group has not early adopted any new International Financial Reporting Standards. Recently issued standards that become effective after 2005 are not expected to have a material effect on equity or profit for the period.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” below.
In this document the term “IFRS-EU” is used to refer to International Financial Reporting Standards as adopted by the EU including the decisions ING Group made with regard to the options available under International Financial Reporting Standards as adopted by the EU.
CHANGES IN ACCOUNTING PRINCIPLES
ING Group applies IFRS as adopted by the EU as of 2005. The 2004 comparatives have been restated to comply with IFRS-EU. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies (Dutch GAAP). As a result, certain comparative information relating to financial instruments and insurance contracts is not presented. The effects of implementing IFRS-EU are set out below under “Impact of changes in accounting principles on net profit and equity”.
ING Group has implemented IFRS-EU retrospectively, using the following transitional provisions:
–	Goodwill is only capitalized on acquisitions after January 1, 2004. Accounting for acquisitions before that date has not been restated; goodwill on those acquisitions was charged directly to shareholders’ equity.

–	Hedge accounting is applied to all hedge relationships that were accounted for as a hedge under Dutch GAAP and meet the IAS 39 criteria for hedge accounting as of January 1, 2005.

–	Unrecognized actuarial results on employee benefit plans were recognized directly in equity at January 1, 2004.

–	The cumulative translation differences reserve in equity was reset to nil at January 1, 2004.

–	IFRS 2 (share-based payments) is applied for awards issued after November 7, 2002, that have not vested by January 1, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES ON NET PROFIT AND EQUITY
The impact of implementing IFRS-EU on equity and net profit is summarized as follows:
Impact of changes in accounting principles :

			Group
		Group	equity		Group
		equity	December	Impact	equity
	Net profit	January 1,	31,	IAS 32/39	January 1,
	2004	2004	2004(1)	and IFRS 4	2005(2)
Amounts in accordance with Dutch GAAP	5,968	24,844	29,361		29,361
Goodwill	25		139		139
Property	(407)	(74)	(72)		(72)
Employee benefits	107	(3,169)	(3,017)		(3,017)
Leases		(37)	(37)		(37)
Available-for-sale debt securities				9,922	9,922
Insurance provisions		59	59	(3,126)	(3,067)
Derivatives/hedge accounting/fair value option				(977)	(977)
Loans and advances to customers				465	465
Loan loss provisions				623	623
Venture capital investments				90	90
Foreign currency translation	(20)
Result on sale of group companies	42
Other	(23)	82	49	(35)	14
Taxation	63	1,148	1,082	(2,460)	(1,378)
Classification of equity instruments – shareholders’ equity				(399)	(399)

IFRS-EU impact on net profit and shareholders’ equity	(213)	(1,991)	(1,797)	4,103	2,306
Classification of equity instruments – third-party interest				(1,442)	(1,442)
Third-party interests in equity			(14)	56	42

IFRS-EU impact on net profit and group equity	(213)	(1,991)	(1,811)	2,717	906

Amounts in accordance with IFRS-EU	5,755	22,853	27,550	2,717	30,267

(1)	IFRS as adopted by the EU, excluding IAS 32, IAS 39 and IFRS 4.

(2)	IFRS as adopted by the EU, including IAS 32, IAS 39 and IFRS 4.
In finalising the transition to IFRS as adopted by the EU, certain changes were made to the transition impact disclosed earlier. These changes include the implementation of the fair value option in 2005. These changes were insignificant, both individually and in aggregate.
Transition impact:

			Group
		Group	equity		Group
		equity	December	Impact	equity
	Net profit	January 1,	31,	IAS 32/39	January 1,
	2004	2004	2004	and IFRS 4	2005
Disclosed earlier	(213)	(1,991)	(1,801)	4,222	2,421
Impact of changes:
Implementation of the fair value option in 2005				(160)	(160)
Other changes			4	41	45

Total impact of changes			4	(119)	(115)

Final	(213)	(1,991)	(1,797)	4,103	2,306

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
EXPLANATION OF DIFFERENCES BETWEEN IFRS-EU AND Dutch GAAP
The explanation of differences in accounting principles between IFRS-EU (applied as of 2005) and the accounting principles applied by ING Group in the 2004 annual accounts (Dutch GAAP) is presented below in two sections:
–	differences between Dutch GAAP and IFRS-EU excluding IAS 32/39 and IFRS 4, which were implemented in the restated 2004 comparatives as of January 1, 2004;

–	differences due to the impact of IAS 32/39 and IFRS 4 which were implemented as of January 1, 2005.
DIFFERENCES BETWEEN Dutch GAAP AND IFRS EXCLUDING IAS 32/39 AND IFRS 4
Goodwill
Under Dutch GAAP, goodwill was charged to equity. Under IFRS-EU, all goodwill arising after January 1, 2004 is capitalized and subject to an annual impairment review. Goodwill charged to equity prior to January 1, 2004 was not restated.
Investment property
Under IFRS-EU, investment property is reported at fair value, with changes in fair value reported in the profit and loss account. Under Dutch GAAP, investment property was reported at fair value, with changes in fair value reported in a revaluation reserve in equity; at disposal, the accumulated revaluation was recognized in the profit and loss account under Dutch GAAP.
Property in own use
Both under IFRS-EU and Dutch GAAP, property in own use is reported at fair value, with changes in fair value reported in a revaluation reserve in equity. However, under IFRS-EU a depreciation charge is recognized in the profit and loss account. At disposal, the accumulated revaluation was recognized in the profit and loss account under Dutch GAAP. Under IFRS, no result is recognized on disposal. Furthermore, under IFRS-EU individually negative revaluation reserves on a property-by-property basis are charged to the profit and loss account; under Dutch GAAP negative revaluation reserves were offset against positive revaluation reserves.
Property under development for third parties
Both under IFRS-EU and Dutch GAAP, property in the course of construction is reported at cost and profit is recognized on completion date. However, IFRS-EU is more restrictive on the overhead expenses that may be capitalized and the definition of the completion date is different under IFRS-EU.
Employee benefits
Accounting for pension liabilities under Dutch GAAP was similar to IFRS-EU; however, at transition to IFRS-EU all unrecognized actuarial gains and losses were charged to shareholders’ equity. Under IFRS-EU additional provisions for certain employee benefits are required.
Employee benefits – share-based payments
Under IFRS-EU, the fair value of shares and options granted to employees is recognized in the profit and loss account over the vesting period of the award. The majority of the share-based payments are equity-settled. Under Dutch GAAP the intrinsic value was recognized in the profit and loss account.
Leases
Under Dutch GAAP, operating leases where ING is the lessor were presented as Loans and advances to customers. Under IFRS-EU, these are presented as property and equipment, with depreciation recognized in the profit and loss account on a straight-line basis. All bonuses/discounts are amortized over the lease term under IFRS-EU whilst under Dutch GAAP they were reported in income immediately.
Insurance provisions
Where deferred acquisition costs are amortized over the lives of policies in relation to the emergence of estimated gross profits, the amortization is adjusted for the effect of the differences between Dutch GAAP and IFRS-EU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Foreign currency translation
Under Dutch GAAP, translation differences on insurance liabilities and related investments were recorded in equity. Under IFRS-EU, both are recognized in the profit and loss account. Both under IFRS-EU and Dutch GAAP translation differences on foreign operations are reported in a translation reserve in equity; however, at transition to IFRS-EU the translation differences reserve was reset to nil.
Result on sale of consolidated subsidiaries
The result on sale under IFRS-EU is different from Dutch GAAP as the book value at the time of disposal under IFRS-EU differs from Dutch GAAP. This specifically relates to a negative revaluation on property in own use that under IFRS-EU was charged to the profit and loss account in 2004, whereas it was included in the result on disposal under Dutch GAAP (also in 2004). The effect included in Result on sale of consolidated subsidiaries is offset by an opposite amount included in Property, the total effect on 2004 net profit is nil.
Taxation
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between Dutch GAAP and IFRS-EU.
DIFFERENCES FROM IMPLEMENTING IAS 32/39 AND IFRS 4 AS OF JANUARY 1, 2005
Available-for-sale debt securities
Under IFRS-EU, quoted debt securities (non-trading) other than those designated as being held-to-maturity are reported at fair value, with changes in fair value recognized in a revaluation reserve in equity; realized results are recognized directly in the profit and loss account. Under Dutch GAAP, debt securities were reported at amortized cost; realized results were deferred and amortized over the remaining term.
Insurance provisions
Under IFRS-EU certain contracts that do not contain significant insurance risk are presented as investment contracts and measured either at amortized cost or at fair value.
For insurance contracts with discretionary participation features, a deferred profit sharing liability is recorded under IFRS-EU for the full amount of unrealized results on allocated investments. In addition, a deferred profit sharing liability is recorded for the policyholders’ share in other differences between Dutch GAAP and IFRS-EU as at January 1, 2005.
Where deferred acquisition costs are amortized over the lives of policies in relation to the emergence of estimated gross profits, under IFRS-EU the amortization is adjusted through equity to reflect changes that would have been necessary if unrealized investment gains and losses had been realized.
Derivatives
Under IFRS-EU, all derivatives (including embedded derivatives that are not closely related to the host contract) are reported at fair value. Under Dutch GAAP, non-trading derivatives were valued similarly to the item being hedged (mainly at cost); realized results were deferred and amortized over the remaining term.
Hedge accounting
Under IFRS-EU, for derivatives qualifying as cash flow hedges and net investment hedges, the fair value movements are initially deferred in equity and subsequently released to the profit and loss account in the same period in which the hedged item affects profit and loss. For fair value hedges, the valuation of the hedged item is adjusted to reflect the hedged risk; this fair value adjustment on the hedged item is reported in the profit and loss account and (partly) offsets the fair value impact of the derivative that is also reported in the profit and loss account. Under Dutch GAAP, non-trading derivatives used for risk management purposes were valued similarly to the item being hedged (mainly at cost).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Fair value option
As an alternative to hedge accounting under IFRS-EU, financial assets and liabilities may be designated at fair value through profit and loss, which implies that these are presented at fair value, with all changes in fair value recognized directly in the profit and loss account. Furthermore, the fair value option is applied to certain financial liabilities that are subject to market-making activities.
Loans and advances to customers
Under both Dutch GAAP and IFRS-EU loans are measured at amortized cost. Under IFRS-EU, certain fees/costs are capitalized and amortized whilst under Dutch GAAP they were expensed immediately (e.g. mortgage broker fees). The amortization of premiums, discounts and fees under IFRS-EU is based on effective yield whereas under Dutch GAAP these were amortized on a straight-line basis. Under IFRS-EU, realized results are reported in net income. Under Dutch GAAP these were amortized over the remaining term (e.g. certain prepayment penalties on mortgages).
Loan loss provisions
Under IFRS-EU loan loss provisions are determined under a revised methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgemental aspects of credit risk assessment which were not considered on an individual basis.
Venture capital investments
Under Dutch GAAP, venture capital investments were reported at the lower of cost or fair value. Under IFRS-EU, venture capital investments are reported at fair value.
Equity securities
Under Dutch GAAP, negative revaluations on equity securities were only charged to the profit and loss account as impairment when triggered by the financial condition of the issuer. Under IFRS-EU, impairment is also triggered by a significant or prolonged decline of the market value below cost. This does not affect Group equity as at January 1, 2005.
Classification of equity instruments
Under Dutch GAAP, preference shares and trust preferred securities were — in accordance with the legal form — classified as equity. Under IFRS-EU, the terms and conditions of ING Group’s preference shares and trust preferred securities require their classification as liabilities.
Taxation
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between Dutch GAAP and IFRS-EU.
IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES ON THE CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS-EU transition effects on the statement of cash flows:

	January 1,	January 1,
	2005	2004
Cash and cash equivalents – Dutch GAAP	11,291	7,338
Consolidation of SPE’s	989	377

Cash and cash equivalents – IFRS-EU	12,280	7,715

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
ACQUISITIONS AND DISPOSALS OF GROUP COMPANIES
Impact of most significant changes in composition of the Group:

	Before	After		Before	After
	acquisition/	acquisition/	Impact	acquisition/	acquisition/	Impact
	disposal	disposal	2005	disposal	disposal	2004
Assets	1,160,984	1,158,639	(2,345)	889,202	876,391	(12,811)
Liabilities and third-party interests	1,124,183	1,121,903	(2,280)	865,263	852,322	(12,941)
Shareholders’ equity	36,801	36,736	(65)	23,939	24,069	130
Total income	71,377	71,141	(236)	68,211	68,159	(52)
Net profit for the period	7,353	7,210	(143)	5,700	5,755	55
The impact of a change in the composition of the group is defined as the change in assets, liabilities, shareholders’ equity or net profit resulting from the acquisition or disposal of a group company, compared to the situation where no acquisition or disposal took place. The impact is included in the financial year in which the acquisition or disposal took place.
In February 2005, ING sold internet service provider Freeler to KPN. The sale resulted in a net gain of EUR 10 million.
In March 2005, ING Group reduced its stake in ING Bank Slaski from 87.77% to 75% by selling shares on the market. By reducing the stake in ING Bank Slaski, ING Group complied with requirements set by the Polish regulator in 2001. ING Group has no intention to further reduce its stake of 75% in ING Bank Slaski.
In March 2005, ING Group acquired 19.9% of Bank of Beijing for an amount of EUR 166 million. Bank of Beijing is the second largest city commercial bank in China and the third largest bank in Beijing.
In March 2005, ING Group finalized the sale of Baring Asset Management to MassMutual Financial Group and Northern Trust Corp. The sale resulted in a net gain of EUR 254 million.
In May 2005, ING Group sold Life Insurance Company of Georgia to Prudential PLC’s subsidiary, Jackson National Life Insurance Company. The loss from this transaction amounts to EUR 32 million after tax.
In June 2005, ING Group formed a private equity joint venture to purchase Gables Residential Trust, a U.S.-based real estate investment trust. Gables Residential Trust is a developer, builder, owner and manager of higher-end multifamily properties. ING will provide USD 400 million in equity to finance the transaction. The venture is managed by ING Clarion, a wholly-owned subsidiary of ING Group.
In June 2005, ING Group has purchased GE Commercial Finance’s 50% stake in NMB-Heller’s Dutch and Belgian factoring business. The factoring business has been transferred into a new company, which operates under the name ING Commercial Finance. GE Commercial Finance purchased ING’s 50% stake in NMB-Heller’s German unit, Heller GmbH. Both purchases took effect retroactively from January 1, 2005.
In August 2005, ING Group acquired a portfolio of properties located in the UK from Abbey National. The purchase price amounted to EUR 1.7 billion. The portfolio has been divided between various separate account clients.
In October 2005, ING Group acquired Eural NV from Dexia Bank Belgium. In the course of 2006, Eural is expected to be merged with ING Belgium’s unit Record Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
In November 2005, ING Group sold its stake in Austbrokers Holdings in an initial public offering. Austbrokers is one of the leading insurance brokers in Australia. The decision to sell the business follows ING’s sale of its 50% stake in general insurer QBE Mercantile Mutual to QBE in 2004.
In December 2005 ING Group sold Arenda Holding BV to ZBG, a Dutch private equity firm. Arenda is a provider of consumer finance products.
In 2004, ING Group sold most of the German banking units of ING BHF-Bank. The transaction includes ING BHF-Bank’s asset management, private banking, financial markets and core corporate banking business. The value of the transaction amounted to EUR 600 million.
In 2004, ING Group acquired Allianz’s property and casualty insurance operations in Canada. The goodwill amounted to EUR 48 million.
In 2004, ING Group reduced its shareholding in ING Canada Inc from 100% to 72.9% by an initial public offering of 34,880,000 common shares of ING Canada Inc. The gross proceeds amounted to EUR 552 million. In 2005, the underwriting syndicate exercised its option to buy an additional 5,232,000 common shares, reducing the shareholding of ING Group to 70%.
In 2004, ING Group signed a co-insurance agreement with Scottish Re regarding its individual life reinsurance business in the United States. Under this agreement, all assets of the business have been transferred to Scottish Re while the liabilities related to the business have been reinsured through Scottish Re. Under the agreement ING Group paid a ceding commission amounting to EUR 450 million.
In 2004, ING Group acquired the Dutch real estate fund Rodamco Asia. As a result, the fund was delisted from Euronext in Amsterdam in 2004 and from the Frankfurt Stock Exchange in 2005. The goodwill amounted to EUR 22 million.
In 2004, ING Group sold its 100% subsidiary CenE Bankiers to Van Lanschot. CenE Bankiers is specialized in commercial and private banking in the Netherlands. The value of the transaction amounted to EUR 250 million.
In 2004, ING Group acquired Mercator Bank, a Belgium medium-sized savings bank. The negative goodwill amounted to EUR 26 million and was recognized as income in the profit and loss account.
In 2004, ING Group sold its Asian cash equities business to Macquarie Bank. The cash equities business comprises sales, trading, research and equity capital markets operations.
In 2004, ING Group sold its non-life insurance business in Australia to QBE Insurance Group. The value of the transaction amounted to EUR 431 million.
CRITICAL ACCOUNTING POLICIES
ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, provisions for loan losses and the determination of the fair values of financial assets and liabilities and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under Principles of valuation and determination of results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
INSURANCE PROVISIONS, DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
In addition, the adequacy of provision for life policies, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, mortality and morbidity trends. The use of different assumptions in this test could lead to a different outcome.
Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependant upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, mortality and morbidity trends and other factors. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense.
PROVISIONS FOR LOAN LOSSES
Provisions for loan losses are recognized based on an incurred loss model. Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry and geographical concentration trends. Changes in such judgements and analyses may lead to changes in the provisions for loan losses over time.
The identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors, including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices.
Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Current observable data may include changes in unemployment rates, property prices and commodity prices. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
Fair value of financial assets and liabilities are determined using quoted market prices. Market prices are obtained from traders, brokers and independent market vendors. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated. Furthermore, additional fair value adjustments may be necessary for liquidity or outdated data because transactions in a particular financial instrument do not take place on a regular basis.
For certain financial assets and liabilities, including OTC derivative instruments, no quoted market prices are available. For these financial assets and liabilities fair value is determined using valuation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
techniques. These valuation techniques consider, among other factors, contractual and market prices, correlations, time value of money, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. All valuation techniques used are approved by the applicable internal authorities. In addition, market data used in these valuation techniques are validated on a daily basis.
Models are subjective in nature and significant judgement is involved in establishing fair values for financial assets and liabilities. Models involve various assumptions regarding the underlying price, yield curve, correlations and many other factors. The use of different valuation techniques and assumptions could produce materially different estimates of fair value.
Price testing is done to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimize the potential risks for economic losses due to materially incorrect or misused models, which applies to both exchange traded positions as well as OTC positions.
EMPLOYEE BENEFITS
Group companies operate various defined benefit retirement plans covering a significant number of its domestic and international employees.
The liability recognized in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and unrecognized past service costs.
The determination of the defined benefit plan liability is based on internal and external actuarial models and calculations. The defined benefit obligation is calculated using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rate of increase in future salary and benefit levels, mortality rates, health care costs trend rates, consumer price index and the expected return on plan assets. The assumptions are based on available market data and the historical performance of plan assets and are updated annually.
The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognized in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets and then the excess is amortized over the employees’ expected average remaining working lives.
PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS CONSOLIDATION
ING Group (“the Group”) comprises ING Groep N.V. (“the Company”), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise all entities (including special purpose entities) where ING Group, and/or it subsidiaries, has, either directly or indirectly, the power to exercise control over the financial and operating policies. Control is presumed to exist when ING Group has, directly or indirectly through subsidiaries, more than one half of the voting power or otherwise exercises effective control.
All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with Group policies. In general, the reporting dates of subsidiaries are the same as the reporting date of ING Groep N.V. There are no material restrictions on subsidiaries to transfer funds to the parent company.
ING Group’s interests in jointly controlled entities are accounted for by proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognizes the portion of gains or losses on the sale of assets to the joint venture that it is attributable to the other venturers. ING Group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.
For interests in investment vehicles the existence of control is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
USE OF ESTIMATES AND ASSUMPTIONS
The preparation of the consolidated financial statements necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities as at balance sheet date as well as reported income and expenses for the year. The actual outcome may differ from these estimates.
The process of setting assumptions is subject to internal control procedures and approvals, and takes into account internal and external studies, industry statistics, environmental factors and trends and regulatory requirements.
SEGMENTAL REPORTING
A business segment is a distinguishable component of the Group engaged in providing products or services that is subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated. The business lines of the Group are the business segments and the primary segment reporting format, the geographical segments the secondary.
ANALYSIS OF INSURANCE BUSINESS
Where amounts in respect of insurance business are analyzed into “life” and “non-life”, health and disability insurance business is included in “non-life”.
FOREIGN CURRENCY TRANSLATION
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Euro, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as part of qualifying cash flow hedges and qualifying net investment hedges.
Translation differences on non-monetary items, measured at fair value through profit and loss are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Translation differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Group companies
The results and financial position of all the group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
–	Assets and liabilities included in each balance sheet are translated at the closing rate at the date of that balance sheet;

–	Income and expenses included in each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

–	All resulting exchange differences are recognized in a separate component of equity.
On consolidation, exchange differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss account as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The fair values of financial instruments traded in active markets (such as publicly traded derivatives and trading and available-for-sale securities) are based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.
The fair values of financial instruments that are not traded in an active market (for example over-the-counter derivatives) are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.
Some credit protection contracts that take the legal form of a derivative, such as certain credit default swaps, are accounted for as guarantees.
The method of recognizing the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either (1) hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge); (2) hedges of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedge) or (3) hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items including the method for assessing the hedging instruments’ effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognized in the profit and loss account.
Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in the profit and loss account, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortized in the profit and loss account over the remaining term of the original hedge or recognized directly when the hedged item is derecognized. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognized in the profit and loss account only when the hedged instrument is derecognized.
Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Amounts accumulated in equity are recycled to the profit and loss account in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.
Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.
Non-trading derivatives that do not qualify for hedge accounting
Certain non-trading derivative instruments that are used by the Group as part of its risk management strategies do not qualify for hedge accounting under the Group’s accounting policies. Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recognized immediately in the profit and loss account.
FINANCIAL ASSETS
Recognition of financial assets
All purchases and sales of financial assets classified as held-to-maturity, available-for-sale and trading that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. Loans and deposits are recognized at settlement date.
Derecognition of financial assets
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognizes the financial asset if it has no longer control over the asset. In transfers where control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Loans and advances to customers
Loans and advances to customers are initially recognized at fair value, net of transaction costs. Subsequently, they are carried at amortized cost using the effective interest rate method less any impairment losses.
Investments
Investment securities (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale assets and are initially recognized at fair value, net of transaction costs. Investment securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale.
Available-for-sale financial assets
For available-for-sale debt securities, the difference between cost and redemption value is amortized. Interest income is recognized using the effective yield method. Available-for-sale financial assets are measured at fair value. Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as gains and losses from investments. For impairments on available-for-sale financial assets reference is made to the section Impairments of other financial assets.
Held-to-maturity investments
Investments for which the Group has the positive intention and ability to hold to maturity and which are designated as held-to-maturity assets are subsequently carried at amortized cost using the effective yield method, less any provision for impairment.
Financial assets at fair value through profit and loss
Financial assets at fair value through profit and loss comprise two sub-categories: financial assets held for trading and other financial assets designated at fair value through profit and loss by management, including investments for the risk of policyholders. A financial asset is classified as at fair value through profit and loss if acquired principally for the purpose of selling in the short term or if so designated by management. Designation by management will only take place if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. Investments for the risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities.
Realized gains and losses on investments

Realized gains and losses on investments are determined as the difference between the sale proceeds and (amortized) cost. For equity securities the cost is determined by using a weighted average per portfolio. For debt securities the cost is determined by specific identification.
OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the Group has a legally enforceable right to set off the recognized amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.
REPURCHASE TRANSACTIONS AND REVERSE REPURCHASE TRANSACTIONS
Securities sold subject to repurchase agreements (‘repos’) are retained in the consolidated balance sheet. The counterparty liability is included in Amounts due to banks, Other borrowed funds or Customer deposits and other funds on deposit, as appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Securities purchased under agreements to resell (‘reverse repos’) are recorded as Loans and advances to customers or Amounts due from banks, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreement using the effective interest method.
PROVISIONS FOR LOAN LOSSES
The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Objective evidence that a financial asset or group of assets is impaired includes, but is not limited to:
–	The borrower has sought or has been placed in bankruptcy or similar protection and this avoids or delays repayment of the financial asset.

–	The borrower has failed in the repayment of principle, interest or fees and the payment failure has remained unsolved for a certain period.

–	The borrower has evidenced significant financial difficulty, to the extent that it will have a negative impact on the future cash flows of the financial asset.

–	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the profit and loss account. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.
When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment and are recognized in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in the profit and loss account.
IMPAIRMENT OF OTHER FINANCIAL ASSETS
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit and loss — is removed from equity and recognized in the profit and loss account. Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit and loss, the impairment loss is reversed through the profit and loss account.
INVESTMENTS IN ASSOCIATES
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.
The Group’s investment in associates (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates’ post-acquisition profits or losses is recognized in the profit and loss account, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
For interests in investment vehicles the existence of significant influence is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
INVESTMENT PROPERTY
Investment property is stated at fair value as at the balance sheet date. Changes in the carrying amount resulting from revaluations are recorded in the profit and loss account. On disposal the difference between the sale proceeds and book value is recognized in the profit and loss account.
Fair value of investment property is based on regular appraisals by independent qualified valuers.
PROPERTY AND EQUIPMENT
Property in own use
Land and buildings held for own use are stated at fair value as at balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against revaluation reserves directly in equity; all other decreases are charged to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognized in profit or loss are recognized in the profit and loss account. Depreciation is recognized based on the fair value and the estimated useful life (in general 20-50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.
The fair values of land and buildings are based on regular appraisals by independent qualified valuers. Subsequent expenditure is included in the assets carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property under construction
Land and buildings under construction (including investment property) are stated at the directly attributable purchase and construction costs incurred up to the balance sheet date plus borrowing costs incurred during construction and the Group’s own development and supervision expenses, where necessary less impairment losses.
Property held for sale
Property held for sale comprises properties obtained from foreclosures and property developed for sale for which there is no specifically negotiated contract. These properties are stated at the lower of cost and net realizable value. Cost includes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where the net realizable value is lower than the carrying amount, the impairment is recorded in the profit and loss account.
Property under development for third parties
Property under development for third parties is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own directly attributable development and supervision expenses less any required provision for impairment. Profit is recognized on completion date of the property (completed contract method).
Property under development where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition).
Equipment
Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over their estimated useful lives, which are generally as follows: for data processing equipment 2 to 5 years and 4 to 10 years for fixtures and fittings. Expenditures for maintenance and repairs are charged to the profit and loss account as incurred. Expenditure incurred on major improvements is capitalized and depreciated.
Assets under operating leases
Assets leased out under operating leases in which ING is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to Leases.
Disposals
The difference between the proceeds on disposal and net book value is recognized in the profit and loss account.
Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
LEASES
The Group as the lessee
The leases entered into by ING are primarily operating leases. The total payments made under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.
When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.
The Group as the lessor
When assets are held subject to a finance lease, the present value of the lease payments is recognized as a receivable under Loans and advances to customers or Amounts due from banks. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under ”Assets under operating leases”.
PURCHASE ACCOUNTING, GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
ING Group’s acquisitions are accounted for under the purchase method of accounting, whereby the cost of the acquisitions is allocated to the fair value of the assets, liabilities and contingent liabilities acquired. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalized as an intangible asset. The results of the operations of the acquired companies are included in the profit and loss account from the date control is obtained.
Goodwill is only capitalized on acquisitions after the date of implementing IFRS-EU (January 1, 2004). Accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on those acquisitions were charged directly to shareholders’ equity. Goodwill is allocated to cash-generating units for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the cash generating units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.
Adjustments to the fair value as of the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recorded as an adjustment to goodwill; any subsequent adjustment is recognized as income or expense. However, recognition of deferred tax assets after the acquisition date is recorded as an adjustment to goodwill even after the first year. On disposal of group companies, the difference between the sale proceeds and book value (including goodwill) and the amount included in the currency translation reserve in equity is included in the profit and loss account.
Computer software
Computer software that has been purchased or generated internally for internal use is stated at cost less amortization and any impairment losses. Amortization is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortization is included in other expenses.
Value of business acquired (VOBA)
VOBA is an asset that represents the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. VOBA is amortized similar to amortization of deferred acquisition costs as described in the section Deferred acquisition costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Other intangible assets
Other intangible assets are capitalized and amortized over their expected economic lives. Intangible assets with an indefinite life are not amortized.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance and investment contracts that are deferred and amortized. The deferred costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. DAC is amortized over the life of the underlying contracts.
For traditional life insurance contracts and certain types of flexible life insurance contracts, DAC is amortized over the premium payment period in proportion to the premium revenue recognition.
For other types of flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits — e.g. reflecting stock market performance or a changed level of assets under management — may cause a lower/higher amortization of DAC due to the catch-up of amortization in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.
DAC is evaluated for recoverability at issue and subsequent to this is tested on a regular basis together with the provision for life insurance liabilities and VOBA. The test for recoverability is described in the section Insurance, Investment and Reinsurance Contracts.
DAC is adjusted for the impact of unrealized results on allocated investments through equity.
TAXATION
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred tax assets are recognized where it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognized as an asset when it is probable that future taxable profits will be available against which these losses can be utilized. Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the profit and loss account together with the deferred gain or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
FINANCIAL LIABILITIES
Preference shares, which carry a mandatory coupon or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities. The dividends on these preference shares are recognized in the profit and loss account as interest expense using the effective interest method.
Borrowings are recognized initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds net of transaction costs and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.
If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of the liability and the consideration paid is included in net income.
Financial liabilities at fair value through profit and loss comprise two sub-categories: financial liabilities held for trading and other financial liabilities designated at fair value through profit and loss by management. Designation by management will only take place if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.
INSURANCE, INVESTMENT AND REINSURANCE CONTRACTS
Insurance contracts
Insurance policies which bear significant insurance risk under the Group accounting policies are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims.
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
Insurance provisions for universal life, variable life and annuity contracts, unit-linked contracts, etc. are generally set equal to the balance that accrues to the benefit of the policyholders. Certain variable annuity products contain minimum guarantees on the amounts payable upon death and/or maturity. The insurance provisions include the impact of these minimum guarantees, taking into account the difference between the potential minimum benefit payable and the total account balance, expected mortality and surrender rates.
The as yet unamortized interest-rate rebates on periodic and single premium contracts are deducted from the Provision for life policy liabilities. Interest-rate rebates granted during the year are capitalized and amortized in conformity with the anticipated recovery pattern and are recognized in the profit and loss account.
Provision for unearned premiums and unexpired insurance risks
The provision is calculated in proportion to the unexpired periods of risk. For insurance policies covering a risk increasing during the term of the policy at premium rates independent of age, this risk is taken into account in determining the provision. Further provisions are made to cover claims under unexpired insurance contracts, which may exceed the unearned premiums and the premiums due in respect of these contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
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
Deferred profit sharing liability
For insurance contracts with discretionary participation features a deferred profit sharing liability is recorded for the full amount of the unrealized revaluation on allocated investments. Furthermore, a deferred profit sharing liability is recorded for the share in realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing liability is reduced with the actual allocation of profit sharing to individual policyholders.
Insurance provisions for policies for which the policyholder bears the investment risk
The insurance provisions for policies for which the policyholders bear the investment risk are calculated on the same basis as the provision for life policy liabilities. For insurance contracts for which policyholders bear the investment risk the insurance provisions are generally shown at the balance sheet value of the associated investments.
Reinsurance contracts
Reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in the same way as the original contracts for which the reinsurance was concluded.
Investment contracts
Insurance policies without discretionary participation features which do not bear significant insurance risk under the Group accounting policies are presented as Investment contracts. Provisions for liabilities under investment contracts are determined either at amortized cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.
Adequacy test
The adequacy of the Provision for life policy liabilities net of DAC and VOBA is evaluated regularly by each business unit. The test considers current estimates of all contractual and related cash flows. It takes into account future developments. It allows for remaining unamortized interest-rate rebates, DAC and VOBA. It includes investment income on the same basis as it is included in the profit and loss.
If it is determined using a best estimate (50%) confidence level that a shortfall exists, it is immediately recorded in the profit and loss account.
If the provisions are not adequate using a prudent (90%) confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the provisions over a period no longer than the expected life of the policies. To extent that there are no offsetting amounts within other Group business units then any shortfall at the 90% confidence level is immediately recorded in the profit and loss account.
If the reserves are determined to be adequate at above the 90% confidence level, no reduction in the provision is recorded.
OTHER LIABILITIES
Employee benefits – pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and unrecognized past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.
The defined benefit obligation is calculated using the expected rate of return on plan assets. Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognized in the profit and loss account, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is amortized and charged or credited to the profit and loss account over employees’ remaining working lives. The corridor was reset to nil at the date of transition to IFRS-EU (January 1, 2004).
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
Other post-retirement obligations
Some Group companies provide post-retirement healthcare and other benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.
Other provisions
A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, whereas the timing or the amount is uncertain. Unless stated otherwise below, provisions are discounted using a pre-tax discount rate to reflect the time value of money. The determination of provisions is an inherently uncertain process involving estimates regarding amounts and timing of cash flows.
Reorganization provisions include employee termination benefits when the Group is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.
INCOME RECOGNITION
Premium income
Premiums from life insurance policies are recognized as revenue when due from the policyholder. For non-life insurance policies, premium income is recognized on a pro-rata basis over the term of the related policy coverage. Receipts under investment contracts are not recognized as premium income.
Net interest income
Interest income and expense are recognized in the profit and loss account using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. All interest income and expenses from trading positions and non-trading derivatives are classified as interest income and interest expenses in the profit and loss account. Movements in the ‘clean fair value’ are included in net trading income.
Fees and commissions
Fees and commissions are generally recognized as the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party — such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses — are recognized on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognized based on the applicable service contracts as the service has been provided. Asset management fees related to investment funds and investment contract fees are recognized rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.
Lease income
The proceeds from leasing out assets under operating leases are recognized on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING is the lessor are divided into an interest component (recognized as interest income) and a repayment component.
Expense recognition
Expenses are recognized in the profit and loss account when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably.
EARNINGS PER ORDINARY SHARE
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. The following has been taken into consideration in calculating the weighted average number of ordinary shares outstanding:
–	own shares held by group companies are deducted from the total number of ordinary shares in issue;

–	the computation is based on daily averages;

–	in case of exercised warrants, the day of exercise is taken into consideration.
Diluted earnings per share data are computed as if the stock options and warrants outstanding at yearend were exercised at the beginning of the period. It is also assumed that ING Group uses the cash thus received for stock options and warrants exercised to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise of warrants and stock options is added to the average number of shares used for the calculation of diluted net profit per share.
FIDUCIARY ACTIVITIES
The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
ACCOUNTING POLICIES APPLIED IN RESPECT OF FINANCIAL INSTRUMENTS AND INSURANCE CONTRACTS FOR THE YEAR ENDED DECEMBER 31, 2004
As explained under “Changes in accounting principles”, the 2004 comparatives for financial instruments and insurance contracts are presented under the accounting principles applied in the 2004 financial statements (i.e. not restated for IAS 32, IAS 39 and IFRS 4). The main items involved are:
–	non trading derivatives

–	investments

–	loans and advances to customers

–	insurance, reinsurance and investment contracts
Key differences between the former Dutch GAAP accounting principles and IFRS-EU for these items are described in the section “Changes in accounting principles”.

2.1.2.	ACCOUNTING PRINCIPLES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
The cash flow statement has been drawn up in accordance with the indirect method, classifying cash flows by cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the profit before tax is adjusted for those items in the profit and loss account and movements in balance sheet items which do not result in actual cash flows during the year.
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, amounts due from other banks and amounts due to banks. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.
The net cash flow shown in respect of Loans and advances to customers only relates to transactions involving actual payments or receipts. The Additions to the provision for loan losses which is deducted from the item Loans and advances to customers in the balance sheet has been adjusted accordingly for the profit before tax and is shown separately in the cash flow statement.
The difference between the net cash flow in accordance with the cash flow statement and the movement in Cash in the balance sheet is due to exchange differences and is separately accounted for as part of the reconciliation of the net cash flow and the balance sheet movement in cash.

2.1.3.	NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
ASSETS
1 CASH AND BALANCES WITH CENTRAL BANKS

	2005	2004
Amounts held at central banks	9,479	6,734
Cash and bank balances	3,498	2,231
Short term deposits insurance operations	107	148

	13,084	9,113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2 AMOUNTS DUE FROM BANKS

	Nether-	Inter-	Total	Nether-	Inter-	Total
	lands	national	2005	lands	national	2004
Loans and advances to banks	2,805	24,072	26,877	1,853	18,644	20,497
Cash advances, overdrafts and other balances	2,174	18,422	20,596	1,737	22,868	24,605

	4,979	42,494	47,473	3,590	41,512	45,102

Provision for loan losses			(7)			(18)

			47,466			45,084

As at December 31, 2005, amounts due from banks included receivables with regard to securities, which have been acquired in reverse repurchase transactions amounting to EUR 7,738 million (2004: EUR 10,799 million).
As at December 31, 2005, the non-subordinated receivables amounted to EUR 47,406 million (2004: EUR 44,818 million) and the subordinated receivables amounted to EUR 60 million (2004: EUR 266 million).
As at December 31, 2005, assets held under finance lease contracts amounted to EUR 225 million (2004: EUR 158 million).
3 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2005	2004
Trading assets	149,187	79,649
Investments for risk of policyholders	100,961	77,662
Non-trading derivatives	7,766
Designated as at fair value through profit or loss	10,230
Other		3,334

	268,144	160,645

The majority of financial assets designated as at fair value through profit or loss are equity and debt securities.
Trading assets by type:

	2005	2004
Equity securities	10,107	10,103
Debt securities	38,299	37,171
Derivatives	20,254
Loans and receivables	80,527	32,375

	149,187	79,649

Trading derivitives as at December 31, 2004 are included in trading liabilities.
As at December 31, 2005, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 67 million (2004: nil) and EUR 1,653 million (2004: nil), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Investments for the risk of policyholders by type:

	2005	2004
Equity securities	79,290	74,015
Debt securities	7,140	2,673
Other investments	14,531	974

	100,961	77,662

The cost of investments for risk of policyholders as at December 31, 2005 was EUR 88,748 million (2004: EUR 77,338 million).
Non-trading derivatives:

	2005	2004
Derivatives used in cash flow hedging	2,274
Derivatives used in fair value hedging	1,179
Derivatives used in hedges of net investments in foreign operations	31
Other non-trading derivatives	4,282

	7,766

4 INVESTMENTS
Investments by type:

	2005	2004
Available-for-sale
Equity securities	16,466	11,449
Debt securities	289,241	264,882

	305,707	276,331

Held-to-maturity
Debt securities	18,937

	18,937

	324,644	276,331

The fair value of the securities classified as held-to-maturity amounts to EUR 19,466 million at December 31, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in investments – available-for-sale and held-to-maturity:

			Available-for-sale			Held-to-		Total
						maturity
	Equity securities		Debt securities
	2005	2004	2005	2004	2005	2004	2005	2004
Opening balance	11,449	11,907	264,882	208,261			276,331	220,168
Implementation IAS 32/39	928		(25,716)		14,059		(10,729)
Additions	9,015	5,602	251,027	257,035	1,030		261,072	262,637
Transfers	233		(4,817)		4,010		(574)
Changes in the composition of the group	(380)	(280)	(1,458)	(1,369)			(1,838)	(1,649)
Gains/(losses) from change in fair value	3,097	678	(630)	(860)			2,467	(182)
Provision for impairment	(91)	(20)	34	(46)			(57)	(66)
Disposals and redemptions	(8,390)	(6,090)	(210,629)	(190,481)	(245)		(219,264)	(196,571)
Exchange differences	605	(348)	16,548	(7,658)	83		17,236	(8,006)

Closing balance	16,466	11,449	289,241	264,882	18,937		324,644	276,331

Available-for-sale equity securities by insurance and banking operations:

		Listed		Unlisted		Total
	2005	2004	2005	2004	2005	2004
Insurance operations	12,311	9,333	2,008	950	14,319	10,283
Banking operations	1,238	759	909	407	2,147	1,166

	13,549	10,092	2,917	1,357	16,466	11,449

Debt securities by insurance and banking operations:

	Available-for-sale		Held-to-maturity			Total
	2005	2004	2005	2004	2005	2004
Insurance operations	130,189	101,833			130,189	101,833
Banking operations	159,052	163,049	18,937		177,989	163,049

	289,241	264,882	18,937		308,178	264,882

Revaluation of available-for-sale equity securities:

	2005	2004
Cost	11,422	10,492
Revaluation — gross unrealized gains	5,134	2,042
— gross unrealized losses	90	1,085

	16,466	11,449

Revaluation of available-for-sale debt securities:

2005
Cost	280,649
Revaluation — gross unrealized gains	10,401
— gross unrealized losses	1,809

289,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
As at December 31, 2005, the balance sheet value included shares which were lent or sold in repurchase transactions amounting to nil (2004: EUR 5 million) and EUR 3 million (2004: EUR 9 million), respectively. As at December 31, 2005, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 708 million (2004: EUR 719 million) and EUR 37,181 million (2004: EUR 29,402 million), respectively.
Borrowed equity securities and convertible bonds are not recognized in the balance sheet and amounted to nil as at December 31, 2005 (2004: EUR 12 million).
Borrowed debt securities are not recognized in the balance sheet and amounted to EUR 3,295 million as at December 31, 2005 (2004: EUR 2,868 million).
Investments in connection with the insurance operations with a combined carrying value of EUR 3 million (2004: EUR 153 million) were non-income-producing for the year ended December 31, 2005.
5 LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers by insurance and banking operations:

	2005	2004
Insurance operations	38,467	36,306
Banking operations	404,511	299,057
	442,978	335,363
Eliminations	3,797	4,905

	439,181	330,458

Loans and advances to customers by type – banking operations:

	Nether-	Inter-	Total	Nether-	Inter-	Total
	lands	national		lands	national
			2005			2004
Loans to or guaranteed by public authorities	13,907	17,535	31,442	7,296	17,118	24,414
Loans secured by mortgages	111,257	69,855	181,112	103,596	53,156	156,752
Loans guaranteed by credit institutions	1,448	378	1,826	414	702	1,116
Other personal lending	9,942	15,200	25,142	6,419	8,474	14,893
Other corporate loans	81,946	86,349	168,295	39,852	66,274	106,126

	218,500	189,317	407,817	157,577	145,724	303,301
Provision for loan losses	(916)	(2,390)	(3,306)	(1,073)	(3,171)	(4,244)

	217,584	186,927	404,511	156,504	142,553	299,057

Loans and advances to customers by type – insurance operations:

	Nether-	Inter-	Total	Nether-	Inter-	Total
	lands	national		lands	national
			2005			2004
Policy loans	55	3,481	3,536	56	2,834	2,890
Loans secured by mortgages	17,438	10,638	28,076	17,460	9,552	27,012
Personal loans	3,836	2,125	5,961	5,039	181	5,220
Other	836	105	941	523	773	1,296

	22,165	16,349	38,514	23,078	13,340	36,418
Provision for loan losses	(16)	(31)	(47)	(104)	(8)	(112)

	22,149	16,318	38,467	22,974	13,332	36,306

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Loans and advances to customers analyzed by subordination — banking operations

	2005	2004
Non-subordinated	402,747	298,263
Subordinated	1,764	794

	404,511	299,057

As at December 31, 2005, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 6,684 million (2004: EUR 24,110 million).
Loans and advances to customers and Amounts due from banks include finance lease receivables, analyzed as follows:
Finance lease receivables:

	2005	2004
Maturities of gross investment in financial leases receivable
Not later than 1 year	4,230	4,067
Later than 1 year and not later than 5 years	7,355	7,111
Later than 5 years	2,654	2,269

	14,239	13,447

Unearned future finance income on finance leases	(2,022)	(1,783)

Net investment in finance leases	12,217	11,664

Maturities of net investment in finance leases
Not later than 1 year	3,727	3,533
Later than 1 year and not later than 5 years	6,163	6,160
Later than 5 years	2,327	1,971

	12,217	11,664

Included in Loans and advances to customers	11,992	11,506
Included in Amounts due from banks	225	158

	12,217	11,664

The allowance for uncollectable finance lease receivables included in the provision for loan losses amounted to EUR 45 million at December 31, 2005 (2004: EUR 116 million).
Provision for loan losses analyzed by security – banking operations:

	Nether-	Inter-	Total	Nether-	Inter-	Total
	lands	national		lands	national
			2005			2004
Loans secured by public authorities	1	2	3		36	36
Loans secured by mortgages	93	273	366	199	213	412
Loans guaranteed by credit institutions		13	13		23	23
Other personal lending	230	408	638	181	344	525
Other corporate loans	592	1,701	2,293	692	2,574	3,266
Other				14	180	194

	916	2,397	3,313	1,086	3,370	4,456

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in provision for loan losses – banking operations:

	2005	2004
Opening balance	4,456	4,835
Implementation IAS 32/39	(592)
Changes in the composition of the group	(4)	(38)
Write-offs	(842)	(956)
Recoveries	61	85
Increase/(decrease) in loan loss provision	88	465
Exchange differences	115	(29)
Other movements	31	94

Closing balance	3,313	4,456

The closing balance is included in
— amounts due to banks	7	18
— loans and advances to customers	3,306	4,244
— other assets		194

	3,313	4,456

6 INVESTMENTS IN ASSOCIATES

		Balance
	Interest	sheet	Total	Total	Total	Total
2005	held (%)	value	assets	liabilities	income	expense
Vesteda	25	731	4,333	1,409	390	121
Lionbrook Property Partnership	33	308	988	62	42	14
ING Winkels Basisfonds	25	275	1,177	75	134	12
ING Woningen Basisfonds	25	205	925	54	144	45
Property Fund Iberica	30	165	1,472	911	241	152
Lion Properties Fund	8	147	2,427	590	245	48
Lion Industrial Fund	12	144	2,583	1,231	281	98
ING PF Brittanica	33	135	768	361	48	28
ING Industrial Fund Australia	13	133	1,192	349	119	24
Gables RE Trust — Permanent/Bridge equity	18	131	2,539	1,750	190	51
ING Retail Property Fund Australia	30	122	724	312	50	22
Q-Park N.V.	19	105	1,277	721	32	29
ING Korea Property Investments	51	89	368	223	23	6
ING Vastgoed Winkels C.V.	10	72	727	8	107	15
ING Logistic Property C.V.	25	62	477	230	48	23
ING Office Fund Australia	7	61	1,300	538	115	28
ING Convent Garden	44	53	247	125	12	4
Retail Property Fund France Belgium (RPFFB)	15	52	863	520	101	48
ING Vastgoed Woningen C.V.	10	51	515	0	95	35
Other investments in associates (1)		512

		3,553

Receivables from associates		69

		3,622

(1)	Includes SulAmérica

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

		Balance
	Interest	sheet	Total	Total	Total	Total
2004	held (%)	value	assets	liabilities	income	expense
Vesteda	25	724	4,323	1,427	335	265
Property Fund Iberica	30	134	1,345	898	144	71
Lion Properties Fund	12	116	1,210	243	54	11
Lion Industrial Trust	16	102	1,284	657	137	133
Q-Park N.V.	19	97	1,133	621	174	156
Lionbrook Property Partnership	26	79	413	109	27	7
ING UK Property Income Limited Partnership	45	63	369	229	6	3
ING Logistic Property C.V.	25	60	465	225	27	19
ING Retail Property Fund Australia	30	56	604	417	45	21
Other investments in associates (2)		1,131

		2,562

Receivables from associates		101

		2,663

(2)	Includes NRG and SulAmérica
Accumulated impairments have been recognized of EUR 4 million (2004: EUR 4 million).
Movements in associates:

		Investments in		Receivables from
		associates		associates
	2005	2004	2005	2004
Opening balance	2,562	2,104	101	170
Additions and advances	707	251	69	21
Changes in the composition of the group	(323)	96		(75)
Transfer to and from investments	964	357
Revaluations	125	22
Share of results	412	165
Dividends received	(170)	(128)
Disposals and redemptions	(819)	(281)	(104)	(15)
Exchange differences	95	(24)	3

Closing balance	3,553	2,562	69	101

7 INVESTMENT PROPERTY
Movements in investment property:

	2005	2004
Opening balance	7,151	6,138
Additions	1,156	1,113
Changes in the composition of the group	(187)	477
Transfer to and from other assets	(2,432)	233
Transfer to and from property in own use	(2)	(8)
Fair value gains/(losses)	171	199
Disposals	(879)	(1,046)
Exchange differences	53	(49)
Other movements		94

Closing balance	5,031	7,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Investment property by insurance and banking operations:

	2005	2004
Insurance operations	3,310	5,196
Banking operations	1,721	1,955

	5,031	7,151

The total amount of rental income recognized in the profit and loss account for the years ended December 31, 2005 and 2004 was EUR 372 million and EUR 453 million respectively. The total amount of contingent rent recognized in the profit and loss account for the years ended December 31, 2005 and 2004 was EUR 6 million and EUR 27 million respectively.
The total amount of direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income for the years ended December 31, 2005 and 2004 was EUR 105 million and EUR 206 million respectively. The total amount of direct operating expenses (including repairs and maintenance) arising from investment property that did not generate rental income for the years ended December 31, 2005 and 2004 was EUR 38 million and EUR 30 million respectively.
Appraisal of investment property during the last five years by professionally qualified valuers (in percentages):

Years of appraisal
2005	93
2004	3
2003
2002
2001	4

100

8 PROPERTY AND EQUIPMENT
Property and equipment by type:

	2005	2004
Property in own use	2,271	2,409
Equipment	1,316	1,273
Assets under operating leases	2,170	2,101

	5,757	5,783

Property in own use by insurance and banking operations:

	2005	2004
Insurance operations	788	842
Banking operations	1,483	1,567

	2,271	2,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in property in own use:

	2005	2004
Opening balance	2,409	2,785
Additions	73	83
Changes in the composition of the group	3	(26)
Transfer to and from investment property	2	8
Transfer to and from other assets	(25)	(11)
Depreciation	(68)	(15)
Revaluations	216	(39)
Impairments	(13)	(22)
Reversal of impairments	27
Disposals	(421)	(158)
Exchange differences	62	(7)
Other movements	6	(189)

Closing balance	2,271	2,409

Gross carrying amount as at December 31	2,362	2,446
Accumulated depreciation as at December 31	(83)	(15)
Accumulated impairments as at December 31	(8)	(22)

Net book value	2,271	2,409

Revaluation surplus
Opening balance	361	380
Changes in revaluation reserve for the year	251	(19)

Closing balance	612	361

The cost or purchase price amounted to EUR 1,659 million (2004: EUR 2,070 million). Cost less accumulated depreciation would have been EUR 1,576 million (2004: EUR 1,943 million).
Appraisal of property in own use during the last five years by professionally qualified valuers (in percentages):

Years of appraisal
2005	67
2004	14
2003	8
2002	1
2001	10

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in equipment:

				Fixtures and
		Data processing	fittings and other
		equipment		equipment		Total
	2005	2004	2005	2004	2005	2004
Opening balance	333	374	940	935	1,273	1,309
Additions	183	166	297	247	480	413
Changes in the composition of the group	(8)	6	(12)	(1)	(20)	5
Disposals	(8)	(16)	(41)	(18)	(49)	(34)
Depreciation	(198)	(196)	(223)	(214)	(421)	(410)
Exchange differences	12	(1)	41	(9)	53	(10)

Closing balance	314	333	1,002	940	1,316	1,273

Gross carrying amount as at December 31	1,198	1,025	2,523	2,241	3,721	3,266
Accumulated depreciation as at December 31	(884)	(692)	(1,521)	(1,301)	(2,405)	(1,993)

Net book value	314	333	1,002	940	1,316	1,273

Movements in assets under operating leases:

				Other
		Cars	leased-out assets			Total
	2005	2004	2005	2004	2005	2004
Opening balance	2,060	2,033	41	68	2,101	2,101
Additions	990	944		6	990	950
Changes to the composition of the group	3		22		25
Disposals	(392)	(378)		(10)	(392)	(388)
Depreciation	(549)	(536)	(9)	(20)	(558)	(556)
Impairments		(6)				(6)
Exchange differences	4	3		(3)	4

Closing balance	2,116	2,060	54	41	2,170	2,101

Gross carrying amount as at December 31	3,070	3,123	98	206	3,168	3,329
Accumulated depreciation as at December 31	(954)	(1,057)	(44)	(165)	(998)	(1,222)
Accumulated impairments as at December 31		(6)				(6)

Net book value	2,116	2,060	54	41	2,170	2,101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non-cancellable operating leases are as follows:
Future minimum lease payments by maturity:

	2005	2004
Not later than 1 year	664	663
Later than 1 year and not later than 5 years	1,505	1,419
Later than 5 years	1	19

	2,170	2,101

9 INTANGIBLE ASSETS
Movements in intangible assets:

		Value of
		business
		acquired		Goodwill	Software			Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Opening balance			139		423	631	32		594	631
Capitalized					38	58			38	58
Transfer from deferred acquisition costs	2,693								2,693
Additions	101		70	80	174	228	15		360	308
Amortization	(241)				(215)	(245)	(5)	33	(461)	(212)
Impairments					(20)		(1)		(21)
Effect of unrealized revaluations in equity	157								157
Changes in the composition of the group	63		(60)	68	(5)	(250)	45	(1)	43	(183)
Exchange differences	213		24	(9)	13	1	8		258	(8)

Closing balance	2,986		173	139	408	423	94	32	3,661	594

Amortization of software and other intangible assets is included in the profit and loss account in other operating expenses. Amortization of VOBA is included in Underwriting expenditure.
As at December 31, 2005 the gross amount of goodwill amounted to EUR 173 million (2004: EUR 139 million).
As at December 31, 2004 value of business acquired was included in Deferred acquisition costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
10 DEFERRED ACQUISITION COSTS
Movements in deferred acquisition costs:

						Non-life
	Investment contracts		Life insurance			insurance		Total
	2005	2004	2005	2004	2005	2004	2005	2004
Opening balance			9,999	9,485	429	361	10,428	9,846
Implementation IFRS 4	110		(742)				(632)
Capitalized	23		2,422	2,854	311	262	2,756	3,116
Amortization	(10)		(1,150)	(1,812)	(315)	(219)	(1,475)	(2,031)
Unlocking			4				4
Effect of unrealized revaluations in equity			239				239
Transfer to VOBA	(119)		(2,574)				(2,693)
Changes in the composition of the group			(138)		(2)	37	(140)	37
Exchange differences	10		1,062	(527)	67	(12)	1,139	(539)
Disposal of portfolios	57		(79)	(1)			(22)	(1)

Closing balance	71		9,043	9,999	490	429	9,604	10,428

For flexible life insurance contracts the growth rate assumption used for calculating the amortization of the deferred acquisition costs is currently 7.9% gross (6.9% net of investment management fees).
11 OTHER ASSETS
Other assets by type:

	2005	2004
Reinsurance and insurance receivables	3,144	3,013
Deferred tax assets	2,118	1,028
Property held for sale	1,891	1,639
Property under development for third parties	71	47
Income tax receivable	580	232
Accrued interest and rents	13,776	8,327
Other accrued assets	1,112	2,290
Other receivables	7,468	4,821

	30,160	21,397

Reinsurance and insurance receivables:

	2005	2004
Receivables on account of direct insurance from
- policyholders	2,212	2,298
- intermediaries	213	327
Reinsurance receivables	719	388

	3,144	3,013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Deferred tax assets by origin:

	2005	2004
Deferred tax assets relating to
- insurance provisions	160	83
- investments	490
- other provisions	397	172
- unused tax losses carried forward	793	459
- loans and advances to customers	236
- other	779	641

	2,855	1,355
Deferred tax liabilities (offset by deferred tax assets) relating to
- insurance provisions	57
- investments	427	78
- deferred acquisition costs and VOBA	76	51
- other provisions	15	15
- other	162	183

	737	327

	2,118	1,028

Deferred tax assets in connection with unused tax losses carried forward:

	2005	2004
Total unused tax losses carried forward	3,651	3,470
Unused tax losses carried forward not recognized as a deferred tax asset	906	1,817

Unused tax losses carried forward recognized as a deferred tax asset	2,745	1,653

Average tax rate	28.9%	27.8%
Deferred tax asset	793	459
Deferred income tax assets are recognized for tax loss carry forwards and unused tax credits only to the extent that realization of the related tax benefit is probable. The uncertainty of the recoverability of the tax losses and tax credits is taken into account in establishing the deferred tax assets. The following tax loss carry forwards and tax credits will expire as follows at December 31:
Total unused tax losses carried forward analysed by expiry terms:

	No deferred	Deferred	No deferred	Deferred
	tax asset	tax asset	tax asset	tax asset
	recognized	recognized	recognized	recognized
		2005		2004
- up to five years	29	348	62	568
- five to ten years		384	6	326
- ten to twenty years	322	640	750	189
- unlimited	555	1,373	999	570

	906	2,745	1,817	1,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Property held for sale:

	2005	2004
Property obtained from foreclosures	532	473
Property developed for sale	1,359	1,166

	1,891	1,639

Gross carrying amount as at December 31	1,960	1,639
Accumulated impairments as at December 31	(69)

Net book value	1,891	1,639

EQUITY
12 GROUP EQUITY
Equity attributable to equity holders of the company:

	2005	2004
Share capital	530	634
Share premium	8,343	8,525
Revaluation reserve	11,206	1,257
Share of associates reserve	608	613
Currency translation reserve	668	(184)
Treasury shares	(868)	(563)
Other reserves	16,249	13,787

Equity attributable to equity holders of the Company	36,736	24,069

The revaluation reserve includes revaluations related to securities and property in own use and the reserve for cash flow hedging and hedges of net investments of foreign operations. The reserve for cash flow hedging amounts to EUR 2,046 million as at December 31, 2005.
The other reserves include retained earnings.
Share capital:

	Preference shares		Ordinary shares
		(par value		(par value
		EUR 1.20)		EUR 0.24)
	Number	Amount	Number	Amount
	x1,000		x1,000
2005
Authorized share capital	300,000	360	3,000,000	720
Unissued share capital	212,920	256	795,066	190

Issued share capital	87,080	104	2,204,934	530

2004
Authorized share capital	300,000	360	3,000,000	720
Unissued share capital	212,920	256	795,280	190

Issued share capital	87,080	104	2,204,720	530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in issued share capital:

	Preference shares		Ordinary shares
		(par value		(par value
		EUR 1.20)		EUR 0.24)
	Number	Amount	Number	Amount
	x1,000		x1,000
Issued share capital as at December 31, 2003	87,080	104	2,115,901	508
From 2003 final stockdividend			31,731	8
From 2004 interim stockdividend			31,699	8
Issue of shares			25,389	6

Issued share capital as at December 31, 2004	87,080	104	2,204,720	530

Issue of shares			214

Issued share capital as at December 31, 2005	87,080	104	2,204,934	530

As of 2005, the total amount of preference shares (EUR 104 million share capital and EUR 192 million share premium) is presented as liabilities. Reference is made to Note 13 Preference shares.
As at December 31, 2005, the capital and reserves of Stichting Regio Bank, included in Other reserves, amounted to EUR 583 million (2004: EUR 507 million) and cannot be freely distributed. The increase reflects the profit appropriation for the year.
The revaluation reserve, share of associates reserve and currency translation reserve cannot be freely distributed.
Ordinary shares
All shares are in registered form. No share certificates will be issued. Shares may be transferred by means of a deed of transfer, subject to the approval of the Executive Board of ING Group. The par value of ordinary shares is currently EUR 0.24. The authorized ordinary share capital of ING Group consists of 3,000,000 shares, of which as at December 31, 2005 2,204,934 million have been issued and fully paid.
Depository receipts for ordinary shares and preference shares
More than 99% of the ordinary shares and preference shares issued by ING Groep N.V. are held by the Stichting ING Aandelen (Trust Office ING Shares). In exchange for these shares, the Trust Office has issued depositary receipts in bearer form for ordinary shares and for preference shares, respectively. The depositary receipts are listed on various European stock exchanges. Depositary receipts can be exchanged for (non-listed) shares of the relevant category without any restriction.
The holder of a depositary receipt is entitled to receive from the Trust Office payment of dividends and distributions corresponding with the dividends and distributions received by the Trust Office on a share of the relevant category.
In addition, the holder of a depositary receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Groep N.V. either in person or by proxy. A holder of a depositary receipt who thus attends the General Meeting of Shareholders, is entitled to vote as a proxy of the Trust Office but entirely at his own discretion for a number of shares equal to the number of his depositary receipts of the relevant category.
A holder of depositary receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to the Trust Office for a number of shares equal to the number of his depositary receipts of the relevant category.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Concentration of holders of depository receipts for shares
As at December 31, 2005, ABN AMRO Holding, AEGON and Fortis each had an interest in depositary receipts (for ordinary shares and for preference shares) of ING Groep N.V. of between 5% and 10%.
Depository receipts for ordinary shares held by ING Group
As at December 31, 2005, 38.7 million of depository receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 was held by ING Group or its subsidiaries. These were purchased to hedge option rights granted to the Executive Board members and other employees.
Dividend restrictions
ING Groep N.V. and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of (i) the paid-up capital, and (ii) reserves required by law. Additionally, certain group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.
Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.
B warrants
In 1998, ING Groep N.V. authorized the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 have been issued. As at December 31, 2005, 17,189,554 B warrants were outstanding (2004: 17,190,610). B warrant holders are entitled to obtain from ING Groep N.V., for a fixed price, depository receipts for ordinary shares in the proportion of 1 B warrant to 2 depository receipts. B warrant holders may exercise their rights at their own discretion but no later than January 5, 2008. As at December 31, 2005, no B warrants (2004: nil) were held by group companies of ING Group.
The current exercise price of B warrants is EUR 49.92 for 2 depository receipts. The exercise price of B warrants will be adjusted by ING Group if one or more of the following circumstances occur:
1.	ING Groep N.V. issues ordinary shares with pre-emptive rights for existing holders thereof at a price lower than the average price over the 20 business days preceding the relevant announcement of the median price between the highest and lowest prices of the depository receipts of EUR 0.24 par value as stated in the Official Price List of Euronext Amsterdam N.V.;
2.	ING Groep N.V. issues ordinary shares to existing holders thereof, such shares being paid from a reserve of the company at a price lower than the average price over the 20 business days preceding the relevant announcement of the median price between the highest and lowest prices of the depository receipts of EUR 0.24 par value as stated in the Official Price List of Euronext Amsterdam N.V.;
3.	ING Groep N.V. issues ordinary shares to existing holders thereof by way of paying a dividend at a price lower than the average price over the 20 business days preceding the relevant announcement of the median price between the highest and lowest prices of the depository receipts of EUR 0.24 par value as stated in the Official Price List of Euronext Amsterdam N.V.;
4.	ING Groep N.V. grants to existing holders of ordinary shares pre-emptive rights to obtain securities other than ordinary shares;
5.	Any company grants to existing holders of ordinary shares of ING Groep N.V. a right of subscription for securities which may be converted into or exchanged for ordinary shares of ING Groep N.V., provided that the price for which such ordinary shares of ING Groep N.V. may (initially) be obtained is lower than the then applicable exercise price;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
6.	ING Groep N.V. makes a distribution in cash out of its share premium reserve(s) to holders of ordinary shares.
In case of a split or consolidation of the shares of ING Groep N.V., a warrant holder shall remain entitled to a number of shares, the aggregate par value of which shall be equal to the aggregate par value of the number of shares to which he was entitled before the split or consolidation.
In case of a restructuring of the share capital of ING Groep N.V or a merger of ING Group with any other company or a transfer of the assets of ING Group (or a substantial part thereof) to any other company, the exercise price of the B warrants will not be adjusted. In that event, a warrant holder will be entitled to obtain the securities of the kind and number a holder of ordinary shares would have been entitled to if the B warrants had been exchanged for ordinary shares immediately before that event.
Movements in third-party interests:

	2005	2004
Opening balance	3,481	3,513
Implementation IAS 32/39 and IFRS 4	(1,386)
Unrealized revaluations after tax	(32)	29
Unrealized revaluations transferred to deferred profit sharing liabilities and DAC	17
Exchange differences	14	(103)
Net profit for the period	305	275
Changes in the composition of the group	(710)	(233)

Closing balance	1,689	3,481

LIABILITIES
13 PREFERENCE SHARES
As a result of the implementation of IAS 32 in 2005 preference shares are presented as liabilities. In the 2004 comparatives, preference shares are included in equity.
ING Group preference shares
The par value of the preference shares is EUR 1.20. Preference shares are divided into two categories: “A” preference shares and “B” preference shares. The authorized preference share capital of ING Groep N.V. consists of 100 million “A” preference shares, of which as at December 31, 2005 87 million have been issued and 200 million “B” preference shares, of which none have been issued.
Preference shares may only be issued if at least the nominal value is paid up.
Preference shares rank before ordinary shares in entitlement to dividends and distributions upon liquidation of ING Groep N.V., but are subordinated to cumulative preference shares. Holders of “A” and “B” preference shares rank pari passu among themselves. If the profit or amount available for distribution to the holders of preference shares is not sufficient to make such distribution in full, the holders will receive a distribution in proportion to the amount they would have received if the distribution could have been made in full. The “A” preference shares and “B” preference shares are not cumulative and their holders will not be compensated in subsequent years for a shortfall in a prior year.
The ING Groep N.V.’s Articles of Association make provision for cancellation of preference shares.
“A” preference shares
The dividend on the “A” preference shares is equal to a percentage of the amount (including share premium) for which the “A” preference shares were originally issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
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
The dividend on the “A” preference shares is set at EUR 0.1582 per year until January 1, 2014 at which stage the dividend percentage will be readjusted (and thereafter every ten years) to the average effective yield at that time on the five longest-dated Dutch government loans.
“A” preference shares may only be cancelled if a distribution of the amount (including share premium) for which the “A” preference shares were originally issued reduced by the par value of the shares can be made on each “A” preference share. Upon liquidation of ING Groep N.V., a distribution of the amount (including share premium) for which the “A” preference shares were originally issued will, insofar as possible, be made on each “A” preference share.
Cumulative preference shares
The par value of the cumulative preference shares is EUR 1.20. None of these shares have been issued.
The cumulative preference shares rank before the preference shares and the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.
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
If and to the extent that the profit available for distribution is not sufficient to pay the dividend referred to above in full, the shortfall will be made up from the reserves insofar as possible. If, and to the extent that, the dividend distribution cannot be made from the reserves, the profits earned in subsequent years shall first be used to make up the shortfall before any distribution may be made on shares of any other category.
ING Groep N.V.’s Articles of Association make provision for the cancellation of cumulative preference shares. Upon cancellation of cumulative preference shares and upon liquidation of ING Groep N.V., the amount paid up on the cumulative preference shares will be repaid together with the dividend shortfall in preceding years, insofar as this shortfall has not yet been made up.
14 SUBORDINATED LOANS
Subordinated loans consists of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier-1 capital for ING Bank N.V.
EUR 5,563 million (2004: EUR 3,743 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.
EUR 1,792 million (2004: EUR 366 million) has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.
15 DEBT SECURITIES IN ISSUE
The debt securities in issue relate to debentures and other issued debt securities with either fixed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
interest rates or interest rates based on interest-rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business. The maturities of the debt securities are as follows:
Debt securities in issue:

	2005	2004
Fixed rate debt securities
- 1 year or less	39,978	29,392
- 2 years or less but over 1 year	3,816	4,144
- 3 years or less but over 2 years	1,741	4,532
- 4 years or less but over 3 years	3,863	3,665
- 5 years or less but over 4 years	10,350	5,090
- over 5 years	9,718	10,784

Total fixed rate debt securities	69,466	57,607

Floating rate debt securities
- 1 year or less	5,074	11,689
- 2 years or less but over 1 year	872	2,427
- 3 years or less but over 2 years	144	1,348
- 4 years or less but over 3 years	494	2,317
- 5 years or less but over 4 years	1,064	1,807
- over 5 years	4,148	1,817

Total floating rate debt securities	11,796	21,405

Total debt securities	81,262	79,012

     As of December 31, 2005, ING Group had unused lines of credit available including the payment of commercial paper borrowings presented above as part of the debt securities in issue, totalling EUR 22,588 million (2004: EUR 15,904 million).
16 OTHER BORROWED FUNDS
Other borrowed funds by remaining term:

2005	2006	2007	2008	2009	2010	There after	Total
Subordinated loans of group companies	1,011	1,435	735	713	1,492	8,924	14,310
Preference shares of group companies						1,261	1,261
Loans contracted	6,082	508	533	404	518	1,666	9,711
Loans from credit institutions	4,443	642	951	83	276	575	6,970

	11,536	2,585	2,219	1,200	2,286	12,426	32,252

2004	2005	2006	2007	2008	2009	There after	Total
Subordinated loans of group companies	842	1,131	550	377	797	11,978	15,675
Loans contracted	3,499	406	46	207	221	220	4,599
Loans from credit institutions	3,077	18	279	46		18	3,438

	7,418	1,555	875	630	1,018	12,216	23,712

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Subordinated loans of group companies relate to capital debentures and private loans which are subordinated to all current and future liabilities of ING Bank N.V. or Postbank N.V.
Preference shares of group companies comprise non-cumulative guaranteed Trust Preference Securities which are issued by wholly owned subsidiaries of ING Groep N.V. These securities have a liquidation preference of a certain amount plus any accrued interest and unpaid dividend. Dividends with regard to these preference securities are presented as an interest expense in the profit and loss account. These trust preference securities generally have no voting rights.
17 INSURANCE, REINSURANCE AND INVESTMENT CONTRACTS

	Gross		Reinsured		Own account
			element
	2005	2004	2005	2004	2005	2004
Provision for life policy liabilities	137,066	125,804	5,441	4,105	131,625	121,699
Provision for (deferred) profit sharing and rebates	4,195	803			4,195	803
Insurance provisions for policies for which the policyholders bear the investment risk	90,728	78,807	1,197	1,151	89,531	77,656

Life insurance provisions	231,989	205,414	6,638	5,256	225,351	200,158

Provisions for unearned premiums and unexpired risks	3,093	2,863	258	354	2,835	2,509
Claims provisions	9,591	8,512	1,389	1,134	8,202	7,378
Other insurance provisions	181	62			181	62

Total provisions for insurance
contracts	244,854	216,851	8,285	6,744	236,569	210,107

Investment contracts	7,223				7,223
Investment contracts for which the policyholders bear the investment risk	11,410				11,410

Investment contracts liabilities	18,633				18,633

Insurance and investment contracts	263,487	216,851	8,285	6,744	255,202	210,107

As at December 31, 2005 the provision for life policy liabilities includes EUR 51,866 million for participating life policy liabilities.
As at December 31, 2005 claims incurred but not reported (IBNR) included in the claims provisions amounted to EUR 1,831 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in life insurance provisions:

		Gross	Reinsured		Own account
			element
	2005	2004	2005	2004	2005	2004
Opening balance	205,414	192,293	5,256	4,083	200,158	188,210
Implementation IFRS 4	(14,315)		(7)		(14,308)
Changes in the composition of the group			(44)		44

	191,099	192,293	5,205	4,083	185,894	188,210

Current year provisions	19,449	16,181	806	1,805	18,643		14,376
Prior year provisions:
- benefit payments to policyholders	(10,929)		(431)		(10,498)
- interest accrual	4,057		(32)		4,089
- valuation changes for risk of policyholders	5,074				5,074
- effect of changes in discount rate assumptions	2				2
- effect of changes in other assumptions	1,167			306	861

	(629)	1,963	(157)		(472)	1,963

Exchange differences	17,691	(9,136)	616	(338)	17,075	(8,798)
Other movements	4,379	4,113	168	(294)	4,211	4,407

Closing balance	231,989	205,414	6,638	5,256	225,351	200,158

     Where discounting is used in the calculation of life insurance provisions, the rate is within the range of 3% to 6% (based on weighted averages).
     To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectable. The life reinsurance market is highly concentrated and, therefore, diversification of exposure is inherently difficult. To minimize its exposure to significant losses from reinsurer insolvencies, the Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer.
     As at December 31, 2005, the receivables from reinsurers amounted to EUR 719 million (2004: EUR 388 million), against which EUR 6 million (2004: nil) was provided for as uncollectable reinsurance.
     Movements in provisions for unearned premiums and unexpired risks:

		Gross		Reinsured		Own account
				element
	2005	2004	2005	2004	2005	2004
Opening balance	2,863	3,174	354	687	2,509	2,487
Changes in the composition of the group	(41)	(333)	(26)	(350)	(15)	17

	2,822	2,841	328	337	2,494	2,504

Premiums written	6,613	6,642	526	756	6,087	5,886
Premiums earned during the year	(6,769)	(6,542)	(636)	(729)	(6,133)	(5,813)
Exchange differences	424	(76)	44	(18)	380	(58)
Other movements	3	(2)	(4)	8	7	(10)

Closing balance	3,093	2,863	258	354	2,835	2,509

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Movements in claims provisions:

		Gross		Reinsured		Own account
				element
	2005	2004	2005	2004	2005	2004
Opening balance	8,512	7,911	1,134	614	7,378	7,297
Implementation IFRS 4	39		20		19
Changes in the composition of the group		853	(27)	638	27	215

	8,551	8,764	1,127	1,252	7,424	7,512

Additions
- for the current year	4,688	3,893	891	284	3,797	3,609
- for prior years	(614)	(359)	(22)	(48)	(592)	(311)
- interest accrual of provision	92	133	20	10	72	123

	4,166	3,667	889	246	3,277	3,421

Claim settlements and claim settlement costs
- for the current year	2,042	1,749	295	64	1,747	1,685
- for prior years	2,209	1,938	536	227	1,673	1,711

	4,251	3,687	831	291	3,420	3,396

Exchange differences	911	(177)	164	(58)	747	(119)
Other movements	214	(55)	40	(15)	174	(40)

Closing balance	9,591	8,512	1,389	1,134	8,202	7,378

ING Group had an outstanding balance of EUR 68 million at December 31, 2005 (2004: EUR 96 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean up, the management of ING Group considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.
The release of the provision from prior years in 2005 and 2004 are a result of favourable underwriting results in several business units, in particular, the Netherlands business units benefited from a changes in legal requirements for health and disability benefits and Canada experienced unexpectedly mild winters.
Where discounting is used in the calculation of the claims provisions, the rate is within the range of 3% to 4%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

Movements in investments contracts liabilities:
2005
Opening balance	0
Implementation IFRS 4	16,860

16,860
Current year liabilities	5,553
Prior year provisions
- payments to contract holders	(7,051)
- interest accrual	276
- valuation changes investments	1,060
(5,715)
Exchange differences	1,659
Other movements	276

Closing balance	18,633

Gross claims development table:

Underwriting		Underwriting
year 2004		year 2005	Total
Estimate of cumulative claims:
At the end of underwriting year	3,893	4,688
One year later	3,990

Estimate of cumulative claims	3,990	4,688	8,678
Cumulative payments	(2,583)	(1,729)	(4,312)

Liability recognized	1,407	2,959	4,366
Liability recognized to prior underwriting years			5,225

Total amount recognized in balance sheet			9,591

18 AMOUNTS DUE TO BANKS
Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2005, liabilities concerning securities sold in repurchase transactions amounted to EUR 23,857 million (2004: EUR 24,452 million).
Amounts due to banks by type:

	Nether-	Inter-	Total	Nether-	Inter-	Total
	lands	national		lands	national
			2005			2004
Non-interest bearing	2,535	1,934	4,469	757	1,461	2,218
Interest-bearing	33,714	84,051	117,765	31,951	61,709	93,660

	36,249	85,985	122,234	32,708	63,170	95,878

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
19 CUSTOMER DEPOSITS AND OTHER FUNDS ON DEPOSIT

	2005	2004
Saving accounts	269,389	219,468
Credit balances on customer accounts	127,469	84,996
Corporate time deposits	57,655	42,928
Other	11,199	1,849

	465,712	349,241

Customer deposits and other funds on deposits by type:

	Nether-	Inter-	Total	Nether-	Inter-	Total
	lands	national		lands	national
			2005			2004
Non-interest bearing	13,754	1,359	15,113	13,223	1,807	15,030
Interest-bearing	158,252	292,347	450,599	107,992	226,219	334,211

	172,006	293,706	465,712	121,215	228,026	349,241

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2005, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 2,104 million (2004: EUR 4,908 million).
Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
20 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2005	2004
Trading liabilities	92,058	53,841
Non-trading derivatives	6,248
Designated as at fair value through profit or loss	11,562

	109,868	53,841

For the financial year 2005 the changes in fair value of financial liabilities designated as at fair value through profit or loss attributable to changes in credit risk of ING Group are insignificant.
The nominal amounts of liabilities designated as at fair value through profit or loss approximates the fair value.
Financial liabilities designated as at fair value through profit or loss relate to debt securities in issue, funds entrusted and structured products.
Trading liabilities by type:

	2005	2004
Equity securities	10,206	9,314
Debt securities	7,264	10,058
Funds on deposit	54,264	33,080
Derivatives	20,324	1,389

	92,058	53,841

Non-trading derivatives:

2005
Derivatives used in cash flow hedges	753
Derivatives used in fair value hedges	1,336
Derivatives used in hedges of net investments in foreign operations	91
Other non-trading derivatives	4,068

6,248

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
21 OTHER LIABILITIES
Other liabilities by type:

	2005	2004
Deferred tax liabilities	5,128	1,049
Income tax payable	1,184	1,153
Pension liabilities and other staff related liabilities	1,998	2,556
Other taxation and social security contribution	633	437
Deposits from reinsurers	642	549
Accrued interest	10,699	5,116
Costs payable	2,443	2,268
Other provisions	1,181	943
Other	15,099	12,126

	39,007	26,197

Deferred taxes are calculated on all temporary differences under the liability method using effective tax rates applicable to the jurisdictions in which the Group is liable to taxation.
Deferred tax liabilities by origin:

	2005	2004
Deferred tax assets (offset by deferred tax liabilities) relating to
- insurance provisions	2,119	1,949
- other provisions	1,057	452
- unused tax losses carried forward	450	336
- fiscal equalization reserve	13	33
- other	2,273	2,296

	5,912	5,066

Deferred tax liabilities relating to
- investments	2,974	1,336
- financial assets and liabilities at fair value through profit or loss	37	76
- deferred acquisition costs and VOBA	3,999	2,965
- fiscal equalization reserve	7
- depreciation	65	(475)
- other provisions	577	699
- receivables	167	99
- loans and advances to customers	131	312
- other	3,083	1,103

	11,040	6,115

	5,128	1,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Deferred tax asset (offset by deferred tax liabilities) in connection with unused tax losses carried forward:

	2005	2004
Total unused tax losses carried forward	1,689	1,047
Unused tax losses carried forward not recognized as a deferred tax asset	398	64

Unused tax losses carried forward recognized as a deferred tax asset	1,291	983

Average tax rate	34.9%	34.2%
Deferred tax asset	450	336
Total unused tax losses carried forward analysed by expiry terms:

	No deferred	Deferred	No deferred	Deferred
	tax asset	tax asset	tax asset	tax asset
	recognized	recognized	recognized	recognized
		2005		2004
- up to five years	72	48	20	247
- five to ten years		96	5	39
- ten to twenty years	263	726		657
- unlimited	63	421	39	40

	398	1,291	64	983

Movements in other provisions:

	Reorganizations and			Other		Total
		relocations
	2005	2004	2005	2004	2005	2004
Opening balance	258	236	685	679	943	915
Changes in the composition of the group	(7)	(38)	53	(60)	46	(98)
Additions	127	115	347	262	474	377
Releases	(3)	(4)	(8)	(21)	(11)	(25)
Charges	(81)	(99)	(291)	(161)	(372)	(260)
Exchange differences	6	(2)	35	(14)	41	(16)
Other movements	56	50	4		60	50

Closing balance	356	258	825	685	1,181	943

The additions to provision for reorganizations and relocations in 2005 relate to the restructuring of the Operations & IT activities in the Benelux and reorganizations in the Dutch insurance operations. The provision at December 31, 2004 includes an amount of EUR 41 million for the restructuring of the international Wholesale Banking network.
The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation. In general, the reorganizations and relocations provisions are of a short-term nature.
Pension liabilities and other staff-related liabilities
The Group maintains defined benefit retirement plans in the major countries in which it operates. These plans generally cover all employees and provide benefits that are related to the remuneration and service of employees upon retirement. Provided that the plan assets are sufficient, the benefits from many of these plans are subject to some form of indexation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries comply with applicable local regulations concerning investments and funding levels.
The Group provides other post-employment and post-retirement employee benefits to certain employees. These are primarily post-retirement healthcare benefits and post-employment defined benefit early-retirement plans provided to employees and former employees.
Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities. The amount incurred in 2005 was EUR 76 million (2004: EUR 109 million).
Summary of pension liabilities and other staff-related liabilities:

			Post-retirement
			benefits other
			than pension
	Pension liabilities		liabilities			Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004
Defined benefit obligation	15,782	12,925	441	726	898	870	17,121	14,521
Fair value of plan assets	12,937	10,498			375	353	13,312	10,851

	2,845	2,427	441	726	523	517	3,809	3,670

Unrecognized past service costs		(1)	(6)	(2)			(6)	(3)
Unrecognized gains/(losses)	(1,778)	(1,034)	(27)	(68)			(1,805)	(1,102)

Amount included in Other liabilities	1,067	1,392	408	656	523	517	1,998	2,565

Pension liabilities
Movements in defined benefit obligations:

	2005	2004
Opening balance	12,925	11,196
Current service cost	477	434
Interest costs	643	699
Participant contributions	8	2
Benefits paid	(416)	(392)
Actuarial gains and losses	1,680	1,251
Past service cost	192
Changes in the composition of the group	67	(174)
Effect of curtailment or settlement	(12)	(1)
Exchange differences	218	(90)

Closing balance	15,782	12,925

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
As at December 31, 2005, the defined benefit obligation consisted of funded plans amounting to EUR 15,658 million (2004: EUR 12,488 million) and unfunded plans amounting to EUR 124 million (2004: EUR 437 million).
Movements in fair value of plan assets:

	2005	2004
Opening balance	10,498	9,528
Expected return on plan assets	710	686
Employer’s contribution	1,002	688
Participant contributions	7	1
Benefits paid	(416)	(392)
Actuarial gains and losses	873	185
Changes in the composition of the group	98	(134)
Exchange differences	165	(64)

Closing balance	12,937	10,498

Pension Investment Strategy
The primary financial objective of the ING Employee Benefit Plan (the Plan) is to secure participant retirement benefits. As such, the key objective in the Plan’s financial management is to promote stability and, to the extent appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities). The investment strategy for the Plan’s portfolio of assets (the Fund) balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Fund in an effort to accomplish the Plan’s funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographical areas, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by precise mandates and are measured against specific benchmarks. Among managers, consideration is given, among others, to balancing security concentration, investment style, and reliance on particular active investment strategies. ING will review its asset mix of the fund on a regular basis. Generally, ING will rebalance the fund’s asset mix to the target mix as individual portfolios approach their minimum or maximum levels.
Categories of plan assets:

				Weighted
				average
				expected
				long
	Target		Percentage	term rate
	allocation		of plan assets	of return
	2006	2005	2004	2005
Equity securities	33	36	38	8.1
Debt securities	56	53	52	4.7
Other	11	11	10	6.6

	100	100	100	6.2

Equity securities include ING Group ordinary shares of EUR 15 million (0.1% of total plan assets) at December 31, 2005 (2004: EUR 16 million, 0.1% of total plan assets).
Determination of Expected Return on Assets
An important element for financial reporting is the assumption for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plan’s asset allocation, historical returns on the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
types of assets held in the Fund, and the current economic environment. Based on these factors, it is expected that the Fund’s assets will earn an average percentage per year over the long term. This estimation takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Fund. For estimation purposes, it is assumed the long term asset mix will be consistent with the current mix. Changes on the asset mix could impact the amount of recorded pension income or expense, the funded status of the Plan, and the need for future cash contributions.
Weighted averages of basic actuarial assumptions in annual % as at December 31:

	2005	2004
Discount rates	4.25	4.75
Expected rates of salary increases (excluding promotion increases)	2.50	2.50
Medical cost trend rates	4.25	4.25
Consumer price inflation	1.75	2.00
The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.
Expected Cash Flows
There are not expected to be any minimum funding requirements during 2006.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
Pension benefits:

Pension
benefits
2006	354
2007	406
2008	432
2009	446
2010	462
Years 2011 - 2015	2,491
In 2005 the employer’s contributions amounted EUR 1,002 million (2004: EUR 688 million).
Post-retirement benefits other than pensions
Movements in defined benefit obligations:

	2005	2004
Opening balance	726	635
Current service cost	42	31
Interest costs	40	35
Employer’s contribution	70
Participant contributions	6
Benefits paid	(28)	(20)
Actuarial gains and losses	143	69
Changes in the composition of the group	(1)
Effect of curtailment or settlement	(569)
Exchange differences	12	(24)

Closing balance	441	726

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The defined benefit obligations of post-retirement benefits other than pensions are entirely unfunded.
Weighted averages of basic actuarial assumptions in annual % as at December 31:

	2005	2004
Discount rates	4.25	4.75
Expected rates of salary increases (excluding promotional increase)	2.50	2.50
Medical cost trend rates	4.25	4.25
Consumer price inflation	1.75	2.00
The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.
An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 84 million at December 31, 2005 (2004: EUR 146 million) and an increase in the charge for the year of EUR 7 million (2004: EUR 12 million). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 66 million at December 31, 2005 (2004: EUR 108 million) and a decrease in the charge for the year of EUR 5 million (2004: EUR 9 million).
Expected Cash Flows
There are not expected to be any minimum funding requirements during 2006.
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:
Post-retirement benefits other than pensions:

Post
retirement
benefits
other than
pensions
2006	15
2007	16
2008	17
2009	18
2010	19
Years 2011 - 2015	90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

2.1.4.	ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
Assets and liabilities by maturity:

					Over	Maturity
	Less than	1-3	3-12	1-5	five	not
2005	one month	months	months	years	years	applicable	Total
ASSETS
Cash and balances with central banks	13,084						13,084
Amounts due from banks	20,790	5,964	5,138	9,949	5,625		47,466
Financial assets at fair value through profit or loss
- trading assets						149,187	149,187
- non-trading derivatives	170	177	254	1,822	5,421	(78)	7,766
- designated at fair value through profit or loss	107	309	1,184	2,909	4,963	758	10,230
Investments
- available-for-sale	5,332	4,249	12,036	80,195	163,769	40,126	305,707
- held-to-maturity	456	77	875	6,548	10,980	1	18,937
Loans and advances to customers	89,382	14,276	29,258	81,778	224,221	266	439,181
Reinsurance contracts	39	57	895	437	1,206	5,651	8,285
Intangible assets			71	143		3,447	3,661
Deferred acquisition costs						9,604	9,604
Other assets	9,255	1,721	9,109	5,626	993	3,456	30,160
Remaining assets (where maturities are not applicable) (1)						115,371	115,371

Total assets	138,615	26,830	58,820	189,407	417,178	327,789	1,158,639

LIABILITIES
Preference shares						296	296
Subordinated loans					6,096		6,096
Debt securities in issue	18,933	15,581	10,543	22,360	13,845		81,262
Other borrowed funds	9,396	4,743	3,506	11,216	3,360	31	32,252
Insurance and investment contracts	1,896	2,709	8,962	20,120	94,974	134,826	263,487
Amounts due to banks	78,827	21,883	15,623	4,317	1,584		122,234
Customer deposits and other funds on deposit	394,141	47,310	9,446	5,752	9,063		465,712
Financial liabilities at fair value through profit or loss
- trading liabilities						92,058	92,058
- non-trading derivatives	76	200	1,708	1,452	2,812		6,248
- designated at fair value through profit or loss	112	510	1,538	5,072	4,330		11,562
Other liabilities	7,966	3,272	14,955	5,610	3,992	3,212	39,007

Total liabilities	511,347	96,208	66,281	75,899	140,056	230,423	1,120,214

(1)	Included in remaining assets where maturities are not applicable are:

- property and equipment

- investment property

- investments for risk of policyholders

- investments in associates

- other financial assets at fair value through profit or loss

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Assets and liabilities by maturity:

					Over	Maturity
	Less than	1-3	3-12	1-5	five	not
2004	one month	months	months	years	years	applicable	Total
ASSETS
Cash and balances with central banks	9,113						9,113
Amounts due from banks	4,797	29,319	4,037	4,389	2,542		45,084
Financial assets at fair value through profit or loss
- trading assets						79,649	79,649
- other	127	707	704	1,225	571		3,334
Investments
- available-for-sale	3,958	2,575	7,844	55,237	93,435	113,282	276,331
Loans and advances to customers	89,539	9,906	17,918	52,669	144,880	15,546	330,458
Reinsurance contracts	69	107	660	489	3,623	1,796	6,744
Intangible assets						594	594
Deferred acquisition costs						10,428	10,428
Other assets						21,396	21,396
Remaining assets (where maturities are not applicable) (1)						93,260	93,260

Total assets	107,603	42,614	31,163	114,009	245,051	335,951	876,391

LIABILITIES
Subordinated loans					4,109		4,109
Debt securities in issue	329	25,442	18,716	24,163	10,362		79,012
Other borrowed funds		222	7,474	4,084	11,932		23,712
Insurance and investment contracts	9,957	3,234	7,570	18,838	76,791	100,461	216,851
Amounts due to banks	66,067	14,610	11,285	2,832	1,084		95,878
Customer deposits and other funds on deposit	317,514	10,494	8,101	6,273	6,859		349,241
Financial liabilities at fair value through profit or loss
- trading liabilities						53,841	53,841
- non-trading derivatives
Other liabilities	4,297	1,587	13,351	4,057	2,741	164	26,197

Total liabilities	398,164	55,589	66,497	60,247	113,878	154,466	848,841

(1)	Included in remaining assets where maturities are not applicable are:

- property and equipment

- investment property

- investments for risk of policyholders

- investments in associates

- other financial assets at fair value through profit or loss
DERIVATIVES AND HEDGE ACCOUNTING
ING Group manages the various risks it is exposed to as described in the Risk Management section. In managing these risks ING Group uses economic hedges, i.e. positions with opposite risk profiles to reduce the total risk exposure. To qualify for hedge accounting under IFRS-EU strict criteria must be met. Certain hedges that are economically effective from a risk management perspective do not qualify for hedge accounting under IFRS-EU. Both at inception and during the hedge relationship it

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
can be concluded that the hedge does not (longer) qualify for hedge accounting. As a result, the volatility from these hedges in the profit and loss account may be higher than would be expected from an economic point of view.
Interest rate risk
ING Group uses various derivative instruments to manage its exposure to interest rate risk. The main products used to manage interest rate risk are interest rate swaps and cross-currency interest rate swaps. Hedge accounting is applied using fair value hedge accounting or cash flow hedge accounting for positions that meet the criteria under IFRS-EU.
Foreign exchange risk
The most significant foreign exchange risk relates to foreign currency exposures on foreign subsidiaries and Tier-1 capital denominated in US Dollars. ING reduces these exposures by entering into derivatives (including currency forwards and swaps) and non-derivative financial instruments such as funding denominated in foreign currencies. Hedge accounting is applied using net investment hedge accounting or fair value hedge accounting for those positions that meet the criteria under IFRS-EU.
Credit risk
ING Group uses credit derivatives in managing its exposure to credit risk, including total return swaps and credit default swaps to sell or buy protection for credit risk. Generally, no hedge accounting is applicable for credit derivatives.
MAXIMUM CREDIT EXPOSURE
Credit risk in the non-trading environment mainly relates to loans to customers, non-trading derivatives and investments. For loans to customers and non-trading derivatives the balance sheet value approximates the maximum credit exposure for these items. For the investments maximum credit exposure is best represented by the cost as disclosed in Note 4 Investments.
ASSETS NOT FREELY DISPOSABLE
The assets not freely disposable primarily consist of interest-bearing securities pledged to secure deposits from the Dutch Central Bank and other banks, serve to secure margin accounts or are used for other purposes required by law.
Assets not freely disposable:

	Customer deposits
	and other funds on				Guarantees		Other
	deposit and debt				for off-balance		contigent
	securities in issue			Banks	sheet items		liabilities			Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Investments	3,533	2,847	4,245	4,813		1	840	715	8,618	8,376
Lending	1,101	3,264	1	2	116	9			1,218	3,275
Banks	328	42	899	589	375				1,602	631
Other assets	1,712	339	912	1,448	328	41	84		3,036	1,828

	6,674	6,492	6,057	6,852	819	51	924	715	14,474	14,110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
OFF-BALANCE SHEET ARRANGEMENTS
Contingent liabilities and commitments
In the normal course of business the Group is a party to activities whose risks are not reflected in whole or part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.
Contingent liabilities and commitments:

	2005	2004
Insurance operations
Commitments	4,049	2,477
Guarantees	237	1,082

	4,286	3,559

Banking operations
Contingent liabilities in respect of
- discounted bills	5	4
- guarantees	15,933	17,060
- irrevocable letters of credit	7,436	6,233
- other	396	378

	23,770	23,675

Irrevocable facilities	85,098	69,011

	113,154	96,245

Guarantees relate both to credit and non-credit substitute guarantees. Credit-substitute guarantees are guarantees given by ING` Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows. The guarantees are generally of a short-term nature. In addition to the items included in contingent liabilities, ING Group has issued guarantees as a participant in collective arrangements of national industry bodies and as participant in government required collective guarantee schemes which apply in different countries.
Irrevocable letters of credit mainly secure payments to third parties for a customer’s foreign and domestic trade transactions in order to finance a shipment of goods. ING Group’s credit risk in these transactions is limited since these transactions are collateralized by the commodity shipped and are of a short duration.
Other contingent liabilities mainly relate to acceptances of bills and are of a short-term nature.
Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group’s credit risk in these transactions is limited. Most of the unused portion of irrevocable credit facilities is secured by customers’ assets or counter-guarantees by the central governments and exempted bodies under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.
Special purpose entities (SPEs) and securitization
ING Group has established a number of SPEs and engages in activities with SPEs, for example as investor, administrator or provider of other financial services. SPEs which are controlled by ING Group are included in the consolidated financial statements.
The non-consolidated SPEs primarily relate to commercial paper programmes. In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPE. The SPE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
issues asset-backed commercial paper to the market to fund the purchases. ING Group, in its role as administrative agent, facilitates these transactions by providing structuring, accounting, funding and operations services. As ING Group has no ownership or controlling interest in the SPE nor does it service the transferred assets, the SPE is not included in the consolidated financial statements.
ING Group supports the commercial paper programs by providing the SPE with short-term stand by liquidity facilities. Primarily these liquidity facilities are meant to cover temporarily disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programs are supported by granting structured liquidity facilities to the SPE, in which ING Group – in addition to normal liquidity facilities – to a certain extent covers the credit risk incorporated in these programs itself, and as a consequence might suffer credit losses from it. Furthermore, under a Program Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions.
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
Other entities
ING Group is also a party in other SPEs used in for instance structured finance and leasing transactions.
FUTURE RENTAL COMMITMENTS
Future rental commitments for operating lease contracts as at December 31, 2005:

2006	275
2007	194
2008	181
2009	172
2010	164
Years after 2010	355
LEGAL PROCEEDINGS
ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory

]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
proceedings, management does not believe that their outcome will have a material adverse effect on the Group’s financial position or results of operations.
These legal proceedings include a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (“Fertinal”) against ING Comercial América, a wholly owned subsidiary of ING Group. Fertinal claims EUR 254 million (USD 300 million) from ING Comercial América, the maximum coverage under the insurance policy of their mining operations. A judge in Mexico ruled in favor of Fertinal. This decision was appealed to a Mexican Court of Appeal, which reduced the judgment to EUR 80 million (USD 94 million), plus interest. This decision has been appealed. ING Comercial América continues to pursue this matter vigorously; however, at this time we cannot assess the final outcome. Fertinal has also made criminal complaints alleging fraud against certain ING Comercial América employees, but, currently, there are no criminal actions pending.
ING Comercial América also has been the subject of certain complaints and suits concerning the performance of certain interest sensitive life insurance products. ING Comercial América is defending these matters vigorously; however, at this time, we are unable to assess the final outcome of these matters.
In 2005, ING Comercial América management learned of an earthquake reinsurance arrangement that was inconsistent with local requirements. This arrangement was restructured and the matter was reported to the SEC and to Mexican authorities. Mexican regulators required that ING Comercial América restate certain financials and to correct a statutory margin shortfall, which required approximately EUR 74 million (USD 87 million) in additional capital. In addition, Mexican authorities fined ING Comercial América EUR 3.2 million.
In the Netherlands ING Bank N.V., together with other major Dutch banks and the payment processor Interpay (in which ING Bank N.V. is a minority shareholder), were subject of an examination by the Dutch competition authority “Nederlandse Mededingings-autoriteit” or NMa. In April 2004, the NMa has adopted a decision which indicated that ING Bank N.V. and other Dutch banks should have sold payment processing services on an individual basis and imposed a fine of EUR 3.9 million on ING Bank N.V. At the time of the decision, the banks had already decided that they would henceforth sell payment processing services individually. Furthermore, the NMa held that Interpay committed a separate infringement by charging prices for its services that were anti-competitive. Both Interpay and the Dutch banks (including ING Bank N.V.) have appealed the NMa decision. In December 2005, the NMa decided to reduce the fines imposed on the banks (for ING Bank N.V. to EUR 3.3 million) and to repeal the decision regarding Interpay. ING Bank N.V. has decided not to file an appeal against this decision.
Like many other companies in the mutual funds, suppliers of brokerage and investment products and insurance industries, several of our companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. We believe that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
DIVIDEND RESTRICTIONS
In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries. The most significant restrictions for ING Group are related to the insurance operations located in the United States, which are subject to limitations on the payment of dividends to the parent company imposed by the Insurance Commissioner of the state of domicile. For life, accident and health subsidiaries, dividends are generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations. For the property and casualty subsidiaries, dividends

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS —(CONTINUED)
Amounts are in millions of euros, unless stated otherwise
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
JOINT VENTURES
Joint ventures are included proportionally in the consolidated financial statements as follows:
Most significant joint ventures:

	Interest
	held (%)	Assets	Liabilities	Income	Expense
2005
ING Australia Ltd	51	7,932	7,527	357	257
Postkantoren B.V.	50	169	132	241	238
KB Life	49	160	148	97	96
JV New Zealand Business	51	151	48	10	6
Pacific-Aetna Life Insurance/Shanghai Branch	50	114	96	38	39

Total		8,526	7,951	743	636

2004
NMB Heller	50	1,130	1,105	63	(67)
ING Australia Ltd	51	6,697	6,357	1,318	1,196
Pacific-Aetna Life Insurance/Shanghai Branch	50	77	62	32	34

Total		7,904	7,524	1,413	1,163

ING and ANZ, one of Australia’s major banks, formed a funds management and life insurance joint venture in Australia. The joint venture, ING Australia Ltd, is owned for 51% by ING and 49% by ANZ.
RELATED PARTIES
In the normal course of business, the Group enters into various transactions with related companies. Related companies comprise non-consolidated entities and the non-consolidated part of joint ventures. These transactions are not considered material to the Group, either individually or in the aggregate. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an at arm’s length basis.
Transactions with joint ventures and associates:

	Joint	Associates	Joint	Associates
	ventures	2005	ventures	2004
Receivables	344	413	142	242
Liabilities	99	35	214	27
Guarantees issued in favour of		3	124	2
Income received from and expenses paid to joint ventures were EUR 25 million and EUR 71 million respectively (2004: EUR 5 million and EUR 150 million respectively) and income received from and expenses paid to associates were EUR 91 million and EUR 1 million respectively (2004: EUR 6 million and nil respectively).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Transactions with ING Bank N.V. and ING Verzekeringen N.V:

		ING Verze-		ING Verze-
		keringen		keringen
	ING Bank	N.V.	ING Bank	N.V.
	N.V.	2005	N.V.	2004
Receivables	533	224	373	11
Liabilities	134		58	183
Guarantees issued in favour of	3		126

Expenses paid	97	19	151
Income received	72		11	1
Transactions with key management personnel (Executive Board and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail in “Item 6 Directors, Senior Management and Employees” and Note 21 Other liabilities.
Key management personnel compensation (amounts in thousands of euros):

	Executive Board		Board	Supervisory		Total
	2005	2004	2005	2004	2005	2004
Base salary and short-term bonus	12,514	9,506	549	508	13,063	10,014
Pension costs	3,088	2,978			3,088	2,978
Retirement benefit		132				132
Fair market value of long-term incentives	5,274	2,998			5,274	2,998

Total compensation	20,876	15,614	549	508	21,425	16,122

Loans and advances to key management personnel (amounts in thousands of euros) :

	Amount			Amount
	outstanding	Average	Repay-	outstanding	Average	Repay-
	December	Interest	ments	December	Interest	ments
	31	Rate	2005	31	Rate	2004
Executive Board members	699	4.2%	74	773	4.3%	19
Supervisory Board members	1,588	4.7%		1,588	4.7%	200

Total	2,287		74	2,361		219

The total number of stock options on ING Groep N.V. shares held by the Executive Board members amounted to 1,271,640 at December 31, 2005 (2004: 1,026,240). As at December 31, 2005, members of the Executive Board held 1,125,023 ING Groep N.V. shares (2004: 1,107,717). Part of these shares are held in a trust. As at December 31, 2005, members of the Supervisory Board held 15,490 ING Groep N.V. shares (2004: 17,093)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table, as they do not comply with the definition of a financial asset or liability. The aggregation of the fair values presented hereunder does not represent, and should not be construed as representing, the underlying value of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Fair value of financial assets and liabilities:

		Balance		Balance
	Estimated	sheet value	Estimated	sheet value
	fair value	2005	fair value	2004
FINANCIAL ASSETS
Cash and balances with central banks	13,084	13,084	9,113	9,113
Amounts due from banks (1)	48,250	47,466	46,951	45,084
Financial assets at fair value through profit or loss
-trading	149,187	149,187	79,649	79,649
-investments for risk of policyholders	100,961	100,961	77,662	77,662
-non-trading derivatives	7,766	7,766
-designated as at fair value through profit or loss	10,230	10,230
-other			3,334	3,334
Investments
-available-for-sale	305,707	305,707	286,724	276,331
-held-to-maturity	19,466	18,937
Loans and advances to customers (1)	434,829	427,189	340,732	318,952
Other assets (2)	27,462	27,462	20,137	20,137

	1,116,942	1,107,989	864,302	830,262

FINANCIAL LIABILITIES
Preference shares	296	296
Subordinated loans	7,779	6,096	6,371	4,109
Debt securities in issue	81,757	81,262	79,644	79,012
Other borrowed funds	32,259	32,252	23,910	23,712
Investment contracts	18,633	18,633
Amounts due to banks	122,064	122,234	96,816	95,878
Customer deposits and other funds on deposit	466,982	465,712	350,131	349,241
Financial liabilities at fair value through profit or loss
-trading	92,058	92,058	53,841	53,841
-non-trading derivatives	6,248	6,248
-designated as at fair value through profit or loss	11,562	11,562
Other liabilities (3)	29,285	29,285	12,307	12,307

	868,923	865,638	623,020	618,100

(1)	Amounts due from banks and Loans and advances to customers do not include finance lease receivables.

(2)	Other assets do not include (deferred) tax assets.

(3)	Other liabilities do not include (deferred) tax liabilities, pension liabilities, insurance provisions and other provisions.
The estimated fair values correspond with the amounts at which the financial instruments could have been traded on a fair basis at the balance sheet date between knowledgeable, willing parties in arm’s-length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Because substantial trading markets do not exist for all of these financial instruments various techniques have been developed to estimate their approximate fair values. These techniques are subjective in nature and involve various assumptions about the discount rate and the estimates of the amount and timing of the anticipated future cash flows. Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realizable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.
If the estimated fair value is lower than the balance sheet value a review has been performed to determine that the carrying amount is recoverable.
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
FINANCIAL ASSETS
Cash and balances with central banks
The carrying amount of cash approximates its fair value.
Amounts due from banks
The fair values of receivables from banks are estimated based on discounting future cash flows using available market interest rates offered for receivables with similar characteristics.
Non-trading derivatives
The fair values of derivatives held for non-trading purposes are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings. The fair values of derivatives held for non-trading purposes generally reflect the estimated amounts that the Group would receive or pay to terminate the contracts at the balance sheet date.
Financial assets at fair value through profit or loss
The fair values of securities in the trading portfolio and other assets at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings.
Investments
The fair values of equity securities are based on quoted market prices or, if unquoted, on estimated market values generally based on quoted prices for similar securities. Fair values for fixed-interest securities are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from private pricing services or by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.
Loans and advances to customers
For loans and advances that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of fair values. The fair values of other loans are estimated by discounting expected future cash flows using interest rates offered for similar loans to borrowers with similar credit ratings. The fair values of non-performing loans are estimated by discounting the expected cash flows of recoveries.
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
Other assets
The carrying amount of other assets is not materially different than the fair value.
FINANCIAL LIABILITIES
Preference shares and subordinated loans
The fair value of the subordinated loans is estimated using discounted cash flows based on interest rates that apply to similar instruments.
Investment contracts
For guaranteed investment contracts the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
consistent with those remaining for the contracts being valued. For other investment-type contracts, fair values are estimated based on the cash surrender values.
Amounts due to banks
The fair values of payables to banks are estimated based on discounting future cash flows using available market interest rates for payables to banks with similar characteristics.
Customer deposits and other funds on deposit
The carrying values of customer deposits and other funds on deposit with no stated maturity approximate their fair values. The fair values of deposits with stated maturities have been estimated based on discounting future cash flows using the interest rates currently applicable to deposits of similar maturities.
Financial liabilities at fair value through profit or loss
The fair values of securities in the trading portfolio and other liabilities at fair value through profit or loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings.
Debt securities in issue and other borrowed funds
The fair value of debt securities in issue and other borrowed funds is estimated using discounted cash flows based on current market interest rates for these instruments.
Other liabilities
The carrying amount of other liabilities are stated at their book value which is not materially different than the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
CAPITAL BASE

				Banking					Banking
	Group	Insurance		2005		Group	Insurance		2004
Equity attributable to the equity holders of the Company	36,736					24,069
Excluding: Revaluation reserves (4)	(6,304)
Preference shares	296
Preference shares issued by group companies (5)	1,269					1,283
Goodwill	(173)					(171)
Subordinated loans (5)	6,318					4,109

Capital base ING Group	38,142					29,290

Core debt (debt raised to finance subsidiaries)	3,969					3,316

	42,111	19,085	(1)	23,884	(2)	32,606	13,408	(1)	19,877	(2)

Third-party interests		1,227		652			1,776		508
Subordinated loans
ING Verzekeringen N.V.		2,229					2,526
Equity components not included in Tier-1 (3)				(1,128)					(385)
Capital base

— ING Verzekeringen N.V.		22,541					17,710
— ING Bank N.V. (Tier-1 qualifying capital)				23,408					20,000

(1)	includes EUR 1,792 million (2004: EUR 366 million) of subordinated loans to ING Insurance.

(2)	includes EUR 5,764 million (2004: EUR 5,026 million) of subordinated loans to ING Bank.

(3)	includes revaluation reserve and dividend declared but not paid yet.

(4)	includes revaluation of debt securities (offset by shadow accounting) and the impact of cashflow hedge accounting.

(5)	includes nominal amounts.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Capital position of ING Bank:

	2005	2004
Equity attributable to the equity holders of the Company	21,331	14,894
Third-party interests	482	508
Subordinated loans qualifying as Tier-1 capital (1)	5,764	5,026
Goodwill	(77)	(43)
Minority interest Record Bank	170
Revaluation reserve (2)	(4,262)	(385)

Core capital — Tier-1	23,408	20,000

Supplementary capital — Tier-2	11,605	10,533
Available Tier-3 funds	363	357
Deductions	(650)	(534)

Qualifying capital	34,726	30,356

Risk-weighted assets	319,653	274,138

Tier-1	7.32%	7.30%
BIS ratio	10.86%	11.07%

(1)	subordinated loans qualifying as Tier-1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(2)	revaluation reserve is deducted as it is not part of Tier-1 capital (included in Tier-2) and includes the cumulative revaluations on investment property.
ING Insurance
European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The capital position of ING Insurance has been measured on the basis of this EU requirement.
Capital position of ING Insurance:

		Non-			Non-
		Insurance			Insurance
		companies,			companies,
	Total ING	core debt &	Insurance	Total ING	core debt &	Insurance
	Verzekeringen	other elimi-	companies	Verzeke-	other elimi-	companies
	N.V	nations	2005	ringen N.V.	nations	2004
Available capital	22,541	(1,349)	21,192	17,710	(948)	16,762
Required capital	8,851		8,851	8,697		8,697

Surplus capital	13,690		12,341	9,013		8,065

Ratio of available versus required capital	255%		239%	204%		193%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
ING Group
According to an agreement (‘Protocol’) between the Dutch Central Bank and the former Pension & Insurance Board regarding the supervision of financial conglomerates, ING Group is required to have an amount of capital, reserves and subordinated loans which are at least equal to the sum of:
–	the required capital for the banking activities; and

–	the required capital for the insurance activities.
For regulatory purposes certain (external) subordinated loans of ING Bank N.V. and ING Verzekeringen N.V. are included.
Regulatory required capital ING Group:

	2005	2004
Equity attributable to the equity holders of the Company	36,736	24,069
Excluding: Revaluation reserves	(6,304)
Preference shares	296
Preference shares issued by group companies	1,269	1,283
Goodwill	(173)	(171)
Subordinated loans	6,318	4,109

Capital base ING Group	38,142	29,290

Subordinated loans ING Bank N.V. (included in Tier-2)	10,304	9,951
Subordinated loans ING Verzekeringen N.V.	4,052	2,893

Capital base including subordinated loans	52,498	42,134

Required capital banking operations	25,572	21,931
Required capital insurance operations	8,851	8,697

Surplus capital	18,075	11,506

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.1.5. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
INCOME
22 INTEREST RESULT BANKING OPERATIONS
Net interest income — banking operations:

	2005	2004
Interest income on loans	18,912	15,846
Interest income on impaired loans	(23)	(84)

Total interest income on loans	18,889	15,762

Interest income on available-for-sale securities	5,989	6,175
Interest income on held-to-maturity securities	639
Interest income on trading portfolio	15,237	883
Interest income on non-trading derivatives	5,658
Other interest income	1,764	2,628

Total interest income	48,176	25,448

Interest expense on deposits by banks	2,371	1,351
Interest expense on customer deposits and other funds on deposit	11,960	9,440
Interest expense on debt securities	2,911	2,688
Interest expense on subordinated loans	1,126	892
Interest on trading liabilities	13,369
Interest on non-trading derivatives	5,821
Other interest expense	1,551	2,336

Total interest expense	39,109	16,707

Net interest result	9,067	8,741

The presentation of interest income and interest expense changed in 2005 due to the implementation of IAS 32 and 39. For certain trading derivatives interest income and expense were included in Net trading income in 2004. As of 2005 these are presented as interest income and interest expense as included in Interest result banking operations. This reclassification results in an increase in 2005 in interest income and interest expense of approximately EUR 12 billion. In addition, interest income and expense related to certain non-trading derivatives that were presented net during 2004, are presented gross as of 2005. As a result of this presentation difference, interest income and interest expense in 2005 is approximately EUR 5 billion higher than in 2004.
Interest margin, analysed on a percentage basis of the Netherlands and international operations:

	2005	2004
Netherlands	1.28	1.35
International	0.85	0.90
Overall	1.16	1.22
In 2005, the growth of the average total assets caused an increase of the interest margin amounting to EUR 1,214 million (2004: EUR 1,183 million). The decrease of the interest margin by 6 basis points caused a decrease of the interest result with EUR 345 million (in 2004 the decrease of the interest margin by 9 basis points caused a decrease of the interest result with EUR 453 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
23 PREMIUM INCOME
Premium income:

	2005	2004
Premium income from life insurance policies	39,145	36,975
Premium income from non-life insurance policies	6,613	6,642

	45,758	43,617

Premium income has been included before deduction of reinsurance and retrocession premiums granted. Premium income excludes premium received for investment contracts, for which deposit accounting is applied.
Effect of reinsurance on premiums written:

			Total			Total
	Non-life	Life	2005	Non-life	Life	2004
Direct premiums written, gross	6,556	37,644	44,200	6,592	35,532	42,124
Reinsurance assumed premiums written, gross	57	1,501	1,558	50	1,443	1,493

Total gross premiums written	6,613	39,145	45,758	6,642	36,975	43,617

Reinsurance ceded	526	2,031	2,557	756	1,619	2,375

	6,087	37,114	43,201	5,886	35,356	41,242

Effect of reinsurance on non-life premiums earned:

	2005	2004
Direct premiums earned, gross	6,712	6,492
Reinsurance assumed premiums earned, gross	57	50

Total gross premiums earned	6,769	6,542

Reinsurance ceded	636	729

	6,133	5,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Premium income from life insurance policies:

		Rein-	Own		Rein-	Own
		surers’	account		surers’	account
	Gross	share	2005	Gross	share	2004
Policies for which the insurer bears the investment risk	19,894	808	19,086	19,119	783	18,336
Policies for which the policyholder bears the investment risk	17,750	59	17,691	16,413	53	16,360

Total direct business	37,644	867	36,777	35,532	836	34,696

Indirect business	2,353	2,016	337	2,090	1,430	660

	39,997	2,883	37,114	37,622	2,266	35,356

Eliminations	852	852		647	647

	39,145	2,031	37,114	36,975	1,619	35,356

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Premiums written from direct life business:

	Policies for which the insurer			Policies for which the
	bears the investment risk			policyholder bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
2005	Gross	share	account	Gross	share	account
PERIODIC PREMIUMS
Individual policies
— without profit sharing	9,368	679	8,689	3,843	2	3,841
— with profit sharing	2,438	49	2,389

	11,806	728	11,078	3,843	2	3,841

Group policies
— without profit sharing	2,430	66	2,364	6,258	24	6,234
— with profit sharing	690	10	680

	3,120	76	3,044	6,258	24	6,234

Total periodic premiums	14,926	804	14,122	10,101	26	10,075

SINGLE PREMIUMS
Individual policies
— without profit sharing	904	1	903	5,685	22	5,663
— with profit sharing	2,965		2,965

	3,869	1	3,868	5,685	22	5,663

Group policies
— without profit sharing	563		563	1,964	11	1,953
— with profit sharing	536	3	533

	1,099	3	1,096	1,964	11	1,953

Total single premiums	4,968	4	4,964	7,649	33	7,616

Total life business premiums	19,894	808	19,086	17,750	59	17,691

Total single premiums includes EUR 520 million in 2005 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Premiums written from direct life business:

	Policies for which the insurer			Policies for which the
	bears the investment risk			policyholder bears the investment risk
		Rein-			Rein-
		surers’	Own		surers’	Own
2004	Gross	share	account	Gross	share	account
PERIODIC PREMIUMS
Individual policies
– without profit sharing	6,605	632	5,973	3,566	1	3,565
– with profit sharing	4,213	74	4,139

	10,818	706	10,112	3,566	1	3,565

Group policies
– without profit sharing	2,223	58	2,165	6,653	37	6,616
– with profit sharing	802	14	788

	3,025	72	2,953	6,653	37	6,616

Total periodic premiums	13,843	778	13,065	10,219	38	10,181

SINGLE PREMIUMS
Individual policies
– without profit sharing	1,476	1	1,475	4,011	1	4,010
– with profit sharing	2,716		2,716

	4,192	1	4,191	4,011	1	4,010

Group policies:
– without profit sharing	677		677	2,183	14	2,169
– with profit sharing	407	4	403

	1,084	4	1,080	2,183	14	2,169

Total single premiums	5,276	5	5,271	6,194	15	6,179

Total life business premiums	19,119	783	18,336	16,413	53	16,360

Total single premiums includes EUR 457 million in 2004 from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Non-life insurance policies by class of business:

					Acquisi-
					tion
					costs	Net
					and other	reinsu-
	Gross	Gross	Gross	Operat-	under-	rance
	pre-	pre-	claims	ing	writing	income/	Opera-
	miums	miums	expen-	expen-	expen-	(expen-	tional
2005	written	earned(2)	ses	ses	diture(3)	ses)	result
Health	1,154	1,118	915	144	122	32	92
Accident(1)	780	803	470	128	98	(7)	268
Third-party liability motor	927	946	544	132	118	(10)	272
Other motor	1,442	1,467	723	170	240	12	379
Marine and aviation	109	127	56	17	17	(26)	11
Fire and other property losses	1,503	1,551	1,287	242	324	365	101
General liability	406	408	156	88	85	(16)	137
Credit and suretyship	61	64	24	13	10	(11)	10
Legal assistance	40	40	22	13	6
Miscellaneous financial losses	134	188	158	25	24	1	17
Indirect business	57	57	44	6	15	12	22

	6,613	6,769	4,399	978	1,059	352	1,309

(1) including disability insurance products.
(2) excluding reinsurance.
(3) including other underwriting income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Non-life insurance policies by class of business:

					Acquisi-
					tion
					costs	Net
					and other	reinsu-
	Gross	Gross	Gross	Operat-	under-	rance
	pre-	pre-	claims	ing	writing	income/	Opera-
	miums	miums	expen-	expen-	expen-	(expen-	tional
2004	written	earned(2)	ses	ses	diture(3)	ses)	result
Health	1,097	1,078	785	127	169	(50)	77
Accident(1)	872	857	507	125	111	5	271
Third-party liability motor	840	839	556	106	94	(10)	94
Other motor	1,335	1,344	663	161	204	(5)	362
Marine and aviation	141	142	55	18	22	(38)	9
Fire and other property losses	1,489	1,495	681	228	306	(135)	156
General liability	438	430	228	69	89	(46)	20
Credit and suretyship	57	54	3	10	10	(14)	20
Legal assistance	35	35	25	13	6		(8)
Miscellaneous financial losses	288	217	109	22	28	(49)	509
Indirect business	50	51	24	4	(49)	(5)	99

	6,642	6,542	3,636	883	990	(347)	1,609

(1) including disability insurance products.
(2) excluding reinsurance.
(3) including other underwriting income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
24 INCOME FROM INVESTMENTS
Investment income by insurance and banking operations:

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Income from disposal of group companies	(25)	480	415	(143)	390	337
Income from investment property	206	287	194	248	400	535
Movement in fair value of investment property	143	137	59	62	202	199
Income from investments in equity securities	479	425	71	151	550	576
Income from investments in debt securities	5,757	5,302			5,757	5,302
Income from loans
– personal loans	259	332			259	332
– mortgage loans	1,695	1,664			1,695	1,664
– policy loans	223	171			223	171
– other	427	614	12		439	614

	9,164	9,412	751	318	9,915	9,730

25 GAINS AND LOSSES FROM INVESTMENTS

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Realized result on disposal of equity securities	511	604	171		682	604
Realized result on disposal of debt securities	245		60		305
Impairments of available-for-sale equity securities	(46)		(45)	45	(91)	45
Impairments of available-for-sale debt securities	34				34

	744	604	186	45	930	649

25 COMMISSION INCOME
Fee and commission income:

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Funds transfer			645	620	645	620
Securities business			905	946	905	946
Insurance broking	890	136	115	136	1,005	272
Management fees	1,420	1,156	787	869	2,207	2,025
Brokerage and advisory fees	167		152	140	319	140
Other	119	1,032	645	624	764	1,656

	2,596	2,324	3,249	3,335	5,845	5,659

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Fee and commission expenses:

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Funds transfer			56	45	56	45
Securities business			264	281	264	281
Insurance broking	500	19			500	19
Management fees	686	686	139	103	825	789
Brokerage and advisory fees	10		6	1	16	1
Other	54	419	383	326	437	745

	1,250	1,124	848	756	2,098	1,880

27 VALUATION RESULTS FROM NON-TRADING DERIVATIVES

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Change in fair value of derivatives – fair value hedges	87		(425)		(338)
Change in fair value of derivatives – cash-flow hedges (ineffective portion)			(1)		(1)
Change in fair value of derivatives – hedges of net investment in foreign entities (ineffective portion)	(16)				(16)
Change in fair value of other non-trading derivatives	(152)		296		144

Net result on non-trading derivatives	(81)		(130)		(211)

Change in fair value of assets and liabilities (hedged items)	(98)		467		369
Valuation results on assets and liabilities designated as at fair value through profit or loss (excluding trading)			(111)		(111)

Net valuation results	(179)		226		47

28 NET TRADING INCOME

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Results from securities trading	84	323	660	365	744	688
Results from foreign exchange transactions	(87)	(72)	378	566	291	494
Other	9	12	(618)	(306)	(609)	(294)

	6	263	420	625	426	888

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Results from foreign currency exchange transactions include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities. Results from securities trading includes the results of making markets in instruments such as government securities, equity securities, corporate debt securities, money-market instruments, interest rate derivatives such as swaps, options, futures and forward contracts.
The portion of trading gains and losses for the years ended December 31, 2005 and 2004 that related to trading securities still held at December 31, amounts to EUR 7 million and EUR 154 million respectively.
29 OTHER INCOME

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Share of profit from associates	401	195	140	34	541	229
Operating lease income			72	112	72	112
Negative goodwill				26		26
Other	149	150	489	238	638	388

	550	345	701	410	1,251	755

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
EXPENDITURE
30 UNDERWRITING EXPENDITURE

	2005	2004
EXPENDITURE FROM LIFE UNDERWRITING
Reinsurance and retrocession premiums	2,031	1,619
Gross benefits	22,129	25,774
Reinsurance recoveries	(1,625)	(929)
Movements in other insurance provisions for own account	15,824	11,098
Costs of acquiring insurance business	1,060	1,324
Other underwriting expenditure	364	713
Profit sharing and rebates	2,214	684

	41,997	40,283

EXPENDITURE FROM NON-LIFE UNDERWRITING
Reinsurance and retrocession premiums	526	756
Gross claims	4,343	3,598
Reinsurance recoveries	(775)	(303)
Movements in the provision for unearned premiums	(46)	73
Movements in the claims provision	(49)	58
Costs of acquiring insurance business	1,012	951
Other underwriting expenditure	(52)	(32)

	4,959	5,101

EXPENDITURE FROM INVESTMENT CONTRACTS
Costs of acquiring investment contracts	53
Profit sharing and rebates	17
Other movements in investment contract liabilities	94

	164

	47,120	45,384

Profit sharing and rebates:

	2005	2004
Distributions on account of interest or underwriting results	1,824	313
Bonuses added to policies	379	371
Deferred profit sharing expense	11

	2,214	684

Underwriting expenditure includes an amount of EUR 3,956 million in 2005 (2004: EUR 4,258 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred costs of acquiring new business amounted to EUR 1,475 million in 2005 (2004: EUR 2,031 million).
Expenditure from Life underwriting includes an amount of EUR 220 million in 2005 (EUR 100 million in 2004) in relation to reserve strengthening for Insurance Asia Pacific as further described under Segment Reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
ING transferred part of their life insurance business to Scottish Re in 2004 by means of a co-insurance contract. ING recorded a loss amounting to EUR 160 million in Underwriting expenditure in 2004 on the transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million will be amortized over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business runs off. The amount amortized in 2005 amounts to EUR 34 million. The cumulative amortization recognized amounts to EUR 34 million.
The underwriting expenditure regarding investment income for risk of policyholders of EUR 5,074 million (2004:EUR 2,309 million) has not been recognized as an expense in Underwriting expenditure. Accordingly, the equal amount of related income has also not been recognized in Income from investments and Gains and losses from investments.
31 OTHER IMPAIRMENTS
Other impairment losses and reversals of impairments recognized in the profit and loss account:

		Impairment		Reversals of
		losses		impairments		Total
	2005	2004	2005	2004	2005	2004
Property and equipment	82	22	(27)		55	22
Other intangible assets	21				21

	103	22	(27)		76	22

Impairments on Loans and advances to customers are presented under Additions to the provision for loan losses. Impairments on investments are presented under Gains and losses from investments.
32 STAFF COSTS

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Salaries	2,038	1,928	3,286	3,308	5,324	5,236
Pension and other staff related liability costs	143	144	256	484	399	628
Social security costs	214	191	444	426	658	617
Share-based compensation arrangements	36	19	33	57	69	76
Other staff costs	470	404	726	706	1,196	1,110

	2,901	2,686	4,745	4,981	7,646	7,667

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Pension and other staff related liability costs:

			Post-retirement
			benefits other
		Pension	than pensions			Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004
Current service cost	477	434	42	31	32	6	551	471
Past service cost	192				5		197
Interest cost	643	699	40	35	35	14	718	748
Expected return on assets	(710)	(686)			(22)	(11)	(732)	(697)
Effect of curtailment or settlement	(12)	(3)	(396)		(3)		(411)	(3)

Defined benefit post-employment plans	590	444	(314)	66	47	9	323	519

Defined contribution plans							76	109

							399	628

Contributions to defined contribution plans are generally determined as a percentage of pay.
The actual return on the plan assets amounted to EUR 1,583 million (2004: EUR 871 million).
Remuneration of Senior Management, Executive Board and Supervisory Board
The information on share based payment plans and remuneration of the members of the Executive Board and the Supervisory Board is included in “Item 6 Directors, Senior Management and Employees”.
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
ING Group holds directly or indirectly its own shares in order to fulfil the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2005, 38,722,934 (2004: 29,427,538) own shares were held in connection to the option plan compared to 85,128,950 options outstanding. As a result the granted option rights were (delta-) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge is rebalanced regularly at predetermined points in time.
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
The entitlement to the depositary receipts for ING shares is granted conditionally. If the participant remains in employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2005 73,500 shares have been granted to the members of the Executive

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Board and 2,907,101 shares have been granted to senior management and other employees remaining in the service of ING Group.
Each year, the ING Group Executive Board will take a decision as to whether the option and share schemes are to be continued and, if so, to what extent.
Movements in option rights, both outstanding and nonvested:

			Weighted average
	Options outstanding		exercise price
	2005	2004	2005	2004
Opening balance	81,010,410	83,187,633	24.97	26.39
Granted	15,734,031	13,568,410	23.28	18.71
Exercised	2,820,253	918,566	21.15	16.96
Forfeited	298,315	940,054	23.60	20.05
Expired	8,496,923	13,887,013	30.26	29.45

Closing balance	85,128,950	81,010,410	24.42	24.98

			Weighted
			average grant
	Options nonvested		date fair value
	2005	2004	2005	2004
Opening balance	48,317,040	51,392,079	4.85	6.21
Granted	15,734,031	11,435,785	3.49	3.55
Vested	22,394,188	14,085,603	6.11	8.80
Forfeited	249,751	425,221	3.54	3.64

Closing balance	41,407,132	48,317,040	3.65	4.85

Summary of stock options outstanding and exercisable as at December 31, 2005:

		Weighted		Options	Weighted
	Options	average	Weighted	exercisable	average	Weighted
Range of	outstanding	remaining	average	as at	remaining	average
exercise price	as at December	contractual	exercise	December	contractual	exercise
in euros	31, 2005	life	price	31, 2005	life	price
00.00—15.00	16,872,752	7.18	12.71	2,423,643	7.20	12.89
15.00—20.00	10,797,877	8.20	18.69	301,461	7.97	18.70
20.00—25.00	15,423,891	9.23	23.25	172,095	8.11	23.21
25.00—30.00	27,110,926	5.28	28.59	25,901,115	5.21	28.57
30.00—35.00	361,530	2.86	33.15	361,530	2.86	33.15
35.00—40.00	14,561,974	3.48	35.47	14,561,974	3.48	35.47
The aggregate intrinsic value of options outstanding and exercisable at December 31, 2005 was EUR 4.88 and EUR 10.72, respectively.
As of December 31, 2005 there was EUR 50 million (2004: EUR 24 million) of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 2 years (2004: 1.8 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The fair value of options granted is recorded as an expense under personnel expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined by using an option-pricing model. This model takes the risk free interest rate into account (ranging from 3.12% to 3.46%), as well as the expected life of the options granted, the exercise price, the current share price, the expected volatility of the certificates of ING Group shares and the expected dividends in the range of EUR 1.07 to EUR 1.12.
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
Movements in Share awards:

			Weighted
			average grant
	Share awards		date fair value
	2005	2004	2005	2004
Opening balance	3,715,896		19.37
Granted	2,980,601	3,792,509	27.50	19.38
Vested	152,006		20.26
Forfeited	45,022	76,613	24.71	19.37

Closing balance	6,499,469	3,715,896	22.92	19.38

The fair value of share awards granted is recorded as an expense under personnel expenses and is allocated over the vesting period of the share awards. The fair values of share awards have been determined by using a Monte Carlo Simulation based valuation model. The model takes into account the risk free interest rate and for performance shares the current stock prices, expected volatilities and current divided yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.
As of December 31, 2005 there was EUR 81 million (2004: EUR 51 million) of total unrecognized compensation costs related to share awards. These costs are expected to be recognized over a weighted average period of 1.9 years (2004: 2.2 years).
33       OTHER INTEREST EXPENSES
Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.
Other interest expenses includes EUR 14 million and EUR 111 million dividends paid on preference shares and trust preferred securities (2004: nil and EUR 136 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
34      OTHER OPERATING EXPENSES

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Depreciation of property and equipment	113	114	376	311	489	425
Computer costs	319	211	669	663	988	874
Office expenses	595	633	622	646	1,217	1,279
Travel and accommodation expenses	104	91	133	115	237	206
Advertising and public relations	150	128	619	566	769	694
External advisory fees	505	435	356	274	861	709
Other	470	419	1,172	1,157	1,642	1,576

	2,256	2,031	3,947	3,732	6,203	5,763

Addition/(releases) of provision for reorganization and relocation	38	29	86	82	124	111

	2,294	2,060	4,033	3,814	6,327	5,874

Other operating expenses include lease and sublease payments in respect to operating leases in which ING is the lessee.
35     TAXATION
Taxation by type:

		Inter-	Total	Nether-	Inter-	Total
	Netherlands	national	2005	lands	national	2004
Current taxation	855	388	1,243	1,025	315	1,340
Deferred taxation	(2)	138	136	212	157	369

	853	526	1,379	1,237	472	1,709

Reconciliation of the statutory income tax rate to ING Group’s effective income tax rate:

	2005	2004
Result before taxation	8,894	7,740
Statutory tax rate	31.5%	34.5%

Statutory tax amount	2,802	2,670

Associates exemption	(386)	(460)
Other income not subject to tax	(222)	(10)
Expenses not deductible for tax purposes	37	1
Differences caused by different foreign tax rates	29	(120)
Adjustment to prior periods	(77)
Change in tax rates	(2)
Deferred tax benefit from previously unrecognized amounts	(413)
Current tax benefit from previously unrecognized amounts	(418)
Write down and reversal of deferred tax assets	2
Other	27	(372)

Effective tax amount	1,379	1,709

Effective tax rate	15.5%	22.1%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
36      EARNINGS PER ORDINARY SHARE

			Weighted
			average number
			of ordinary shares
			outstanding during		Net profit per
	Net profit		the period		ordinary share
	(in millions of euros)		(in millions)		(in euros)
	2005	2004	2005	2004	2005	2004

Net profit	7,210	5,755	2,169.5	2,125.3	3.32	2.71
Due to the absence of dilutive effects, the net profit equals the diluted profit.
37       DIVIDEND PER ORDINARY SHARE

		Total
		amount of
		dividend
	Per	paid
	ordinary share	(in millions
	(in euros)	of euros)

2005(1)	1.18	2,588
2004	1.07	2,359

(1)	the Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a dividend of EUR 1.18 per share for the year 2005. Following the decision of the General Meeting of Shareholders with regard to the profit appropriation, the final dividend will become payable on May 4, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.1.6. SEGMENT REPORTING
PRIMARY REPORTING FORMAT — BUSINESS SEGMENTS
ING Group’s business segments relate to the internal segmentation by business lines. These include the business lines: Retail Banking, Wholesale Banking, ING Direct, Insurance Americas, Insurance Europe and Insurance Asia-Pacific. Other mainly includes items not directly attributable to the business lines.
Each business line is headed by a member of the Executive Board. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board.
The accounting principles of the business segments are the same as those described under Accounting principles for the consolidated balance sheet and profit and loss account. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff or on the basis of income and/or assets of the segment.
ING Group evaluates the results of its business segments using a financial performance measure called underlying profit before taxation. Underlying profit before taxation is defined as profit before taxation excluding the impact of divestments and special items.
SECONDARY REPORTING FORMAT – GEOGRAPHIC SEGMENTS
ING Group’s six business lines operate in seven main geographical areas: Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. Geographical distribution of income is based on the origin of revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
BUSINESS SEGMENTS

			Insu-	Whole-
	Insu-	Insu-	rance	sale	Retail			Total
	rance	rance	Asia/	Ban-	Ban-	ING		seg-	Elimi-	Total
2005	Europe	Americas	Pacific	king	king	Direct	Other	ments	nations	Group
Total income
Income — external	15,844	28,032	13,168	6,808	5,611	1,830	(152)	71,141		71,141
Income — inter-segment	201	4	31	(851)	185	289	641	500	(500)

	16,045	28,036	13,199	5,957	5,796	2,119	489	71,641	(500)	71,141

Segment profit before taxation	2,031	1,941	478	2,599	1,877	617	(649)	8,894		8,894
Divestments	(10)	38	(31)	(323)	(62)			(388)		(388)

Underlying profit before taxation	2,021	1,979	447	2,276	1,815	617	(649)	8,506		8,506

Segment assets	113,900	165,719	48,326	677,869	311,382	233,412	27,856	1,578,464	(419,825)	1,158,639

Segment liabilities	101,855	158,330	44,697	669,352	307,990	230,346	21,018	1,533,588	(413,374)	1,120,214

Depreciation and amortization	405	934	613	181	229	63		2,425		2,425
Impairments	29	15	19	75	6			144		144
Reversal of impairments		41	1	15	12			69		69

Share in profit or loss of associates	346	12	34	134	6		9	541		541
Book value of associates	2,421	15	1	1,114	45	2	24	3,622		3,622
At December 31, 2005 the segment Insurance Asia Pacific had a net reserve inadequacy using a prudent (90%) confidence level, and, in line with Group Policy, is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

			Insu-	Whole-
	Insu-	Insu-	rance	sale	Retail			Total
	rance	rance	Asia/	Ban-	Ban-	ING		seg-	Elimi-	Total
2004	Europe	Americas	Pacific	king	king	Direct	Other	ments	nations	Group
Total income Income – external	16,011	28,080	10,469	7,251	4,454	1,177	717	68,159		68,159
Income – inter -segment	30	4	21	(1,380)	608	532	535	350	(350)

	16,041	28,084	10,490	5,871	5,062	1,709	1,252	68,509	(350)	68,159

Segment profit before taxation	1,623	1,692	756	1,945	1,175	435	114	7,740		7,740
Divestments		(91)	(281)	106	(7)			(273)		(273)
Special items	(11)			41			(372)	(342)		(342)

Underlying profit before taxation	1,612	1,601	475	2,092	1,168	435	(258)	7,125		7,125

Segment assets	100,258	132,101	31,622	474,948	252,450	170,001	35,808	1,197,188	(320,797)	876,391

Segment liabilities	90,947	126,156	28,998	465,700	249,949	167,731	20,144	1,149,625	(300,784)	848,841

Depreciation and amortization	348	1,427	440	220	220	49	12	2,716		2,716
Impairments	14	52	3	52	31			152		152

Share in profit or loss of associates	147	35	10	28	(6)		15	229		229
Book value of associates	1,311	14	33	791	41	10	463	2,663		2,663
Special items in 2004 comprise results from foreign currency hedges, restructuring provisions for Wholesale Banking and a gain on old insurance business.
Interest income (external) and interest expense (external) breakdown per business line:

		Insu-	Insu-	Whole-
	Insu-	rance	rance	sale	Retail
	rance	Ame-	Asia/	Ban-	Ban-	ING		Total
	Europe	ricas	Pacific	king	king	Direct	Other	Group
2005
Interest income	3,658	4,492	856	30,092	10,200	8,154	(289)	57,163
Interest expense	115	341	4	25,326	7,067	6,528	769	40,150

	3,543	4,151	852	4,766	3,133	1,626	(1,058)	17,013

2004
Interest income	3,341	4,332	671	12,988	6,328	6,141	(5)	33,796
Interest expense	124	320	5	8,637	2,848	5,077	777	17,788

	3,217	4,012	666	4,351	3,480	1,064	(782)	16,008

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
GEOGRAPHICAL SEGMENTS
Geographical segments of ING Group:

	Nether-		Rest of	North	Latin				Total
2005	-lands	Belgium	Europe	America	America	Asia	Australia	Other	Group
Total income
Income — external	16,791	5,142	5,588	26,871	2,771	12,997	789	324	71,273
Income — inter-segment	217	(358)	460	(161)	55	89	21	(455)	(132)

	17,008	4,784	6,048	26,710	2,826	13,086	810	(131)	71,141

Segment profit before taxation	3,566	1,383	1,123	2,434	168	361	336	(477)	8,894

Segment assets	271,096	165,590	329,198	275,661	19,653	64,176	26,832	6,433	1,158,639
Geographical segments of ING Group:

	Nether-		Rest of	North	Latin				Total
2004	-lands	Belgium	Europe	America	America	Asia	Australia	Other	Group
Total income
Income — external	16,768	5,402	4,666	26,578	2,735	8,891	1,980	1,260	68,280
Income — inter-segment	(223)	(236)	453	(29)	23	63	24	(196)	(121)

	16,545	5,166	5,119	26,549	2,758	8,954	2,004	1,064	68,159

Segment profit before taxation	2,881	808	506	1,732	237	283	541	752	7,740

Segment assets	195,646	136,318	258,479	204,663	12,646	44,851	21,271	2,516	876,390
Income by geographical area:

		Insurance		Banking
		operations		operations	Eliminations			Total
	2005	2004	2005	2004	2005	2004	2005	2004
Netherlands	11,509	11,235	5,532	5,310	33		17,008	16,545
Belgium	2,518	2,877	2,266	2,289			4,784	5,166
Rest of Europe	2,157	1,813	3,891	3,306			6,048	5,119
North America	25,408	25,397	1,302	1,152			26,710	26,549
Latin America	2,675	2,643	151	115			2,826	2,758
Asia	12,648	8,644	438	310			13,086	8,954
Australia	543	1,814	267	190			810	2,004
Other	844	1,678	2	6			846	1,684

	58,302	56,101	13,849	12,678	33		72,118	68,779
Income between geographical areas (1)	(878)	(499)			99	121	(977)	(620)

	57,424	55,602	13,849	12,678	132	121	71,141	68,159

(1) mainly related to reinsurance premiums ceded between group companies in different geographical areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Income from the insurance operations by geographical area:

			Non-life		Investment
	Life premiums written		premiums written		income(1)			Total
	2005	2004	2005	2004	2005	2004	2005	2004
Netherlands	5,449	5,822	1,642	1,693	4,418	3,720	11,509	11,235
Belgium	1,630	2,115	318	324	570	438	2,518	2,877
Rest of Europe	1,617	1,367	46	48	494	398	2,157	1,813
North America	17,624	17,923	3,099	2,741	4,685	4,733	25,408	25,397
Latin America	567	506	1,454	1,591	654	546	2,675	2,643
Asia	12,064	8,009	41	37	543	598	12,648	8,644
Australia	181	1,223		200	362	391	543	1,814
Other	15	13	133	142	696	1,523	844	1,678

	39,147	36,978	6,733	6,776	12,422	12,347	58,302	56,101

Income between geographical areas (2)	(2)	(3)	(120)	(134)	(756)	(362)	(878)	(499)

	39,145	36,975	6,613	6,642	11,666	11,985	57,424	55,602

(1)	including commission and other income.

(2)	mainly related to reinsurance premiums ceded between group companies in different geographical areas.
Profit before taxation by geographical area:

		Insurance		Banking
		operations		operations		Total
	2005	2004	2005	2004	2005	2004
Netherlands	1,714	1,201	1,693	1,680	3,407	2,881
Belgium	192	128	790	680	982	808
Rest of Europe	263	179	1,317	327	1,580	506
North America	1,443	1,142	705	590	2,148	1,732
Latin America	152	197	78	40	230	237
Asia	275	287	170	(4)	445	283
Australia	195	436	162	105	357	541
Other	(256)	752	1		(255)	752

	3,978	4,322	4,916	3,418	8,894	7,740

Profit before taxation from the Insurance operations by geographical area:

		Life		Non-life		Total
	2005	2004	2005	2004	2005	2004
Netherlands	1,324	934	390	267	1,714	1,201
Belgium	139	111	53	17	192	128
Rest of Europe	256	168	7	11	263	179
North America	623	362	820	780	1,443	1,142
Latin America	98	99	54	98	152	197
Asia	269	284	6	3	275	287
Australia	195	162		274	195	436
Other	(238)	527	(18)	225	(256)	752

	2,666	2,647	1,312	1,675	3,978	4,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Geographical analysis of claims, cost ratio and combined ratio for non-life insurance policies:

		Claims ratio		Cost ratio		Combined ratio
	2005	2004	2005	2004	2005	2004
Netherlands	56.0	60.6	39.0	36.8	95.0	97.4
Belgium	66.8	71.1	34.1	36.7	100.9	107.8
Rest of Europe	51.5	46.1	41.8	35.8	93.3	81.9
North America	59.7	61.0	29.4	27.6	89.1	88.6
Latin America	75.8	71.8	28.4	27.6	104.2	99.4
Asia	52.5	56.6	40.3	40.9	92.8	97.5
Australia		46.3		28.0		74.3
Other	119.7	62.8	14.6	16.4	134.3	79.2

Total	62.7	63.0	31.9	30.6	94.6	93.6

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
Deferred acquisition costs of insurance business by geographical area:

		Investment		Life		Non-life
		contracts		insurance		insurance		Total
	2005	2004	2005	2004	2005	2004	2005	2004
Netherlands			460	442	61	61	521	503
Belgium			43	47	16	18	59	65
Rest of Europe			221	209	4	4	225	213
North America			4,863	6,001	292	246	5,155	6,247
Latin America			97	74	115	99	212	173
Asia			3,359	3,226	2	1	3,361	3,227
Australia	71						71

	71		9,043	9,999	490	429	9,604	10,428

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Insurance provisions own account by geographical area:

				Insurance
				provisions for
				policies for which
		Provision for		the policyholders
		life policy		bear the
		liabilities		investment risk	Claims provision			Other		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Netherlands	39,564	39,264	17,065	15,472	3,224	3,364	2,778	874	62,631	58,974
Belgium	7,731	6,732	175	3,248	540	510	893	181	9,339	10,671
Rest of Europe	5,272	4,479	1,808	1,708	28	26	484	70	7,592	6,283
North America	53,411	52,395	59,956	46,912	3,538	2,994	1,763	1,404	118,668	103,705
Latin America	3,021	2,168	54	66	301	232	692	572	4,068	3,038
Asia	22,534	16,586	10,473	4,251	26	21	495	272	33,528	21,130
Australia	96	75		5,999					96	6,074
Other	(4)				545	231	106	1	647	232

	131,625	121,699	89,531	77,656	8,202	7,378	7,211	3,374	236,569	210,107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.1.7. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
38	NET CASH FLOW FROM INVESTING ACTIVITIES
Companies acquired and disposed of in 2005:

				Disposal
		Acquisition		of Baring	Disposal
	Acquisition	of New	Total	Asset	of Life of	Total
Amounts in billions of euros	of Eural	Zealand	acquisitions	Management	Georgia	disposals
GENERAL
Primary line of business	Bank	Insurance		Bank	Insurance

PURCHASE PRICE
Purchase price	(0.1)	(0.1)	(0.2)	0.7	0.2	0.9
Cash in company acquired / disposed					0.1	0.1

Cash outflow / inflow on acquisition / disposal	(0.1)	(0.1)	(0.2)	0.7	0.3	1.0

ASSETS
Investments	1.6		1.6		(1.8)	(1.8)
Loans and advances to customers	0.8		0.8	(2.2)		(2.2)
Amounts due from banks	0.3		0.3	(1.4)		(1.4)
Miscellaneous other assets	0.1	0.1	0.2	(0.7)		(0.7)

LIABILITIES
Insurance and investment contracts					(1.5)	(1.5)
Amounts due to banks				(0.1)		(0.1)
Customer deposits and other funds on deposit	1.4		1.4	(2.5)		(2.5)
Miscellaneous other liabilities	1.2		1.2	(0.9)		(0.9)

Net assets	0.2	0.1	0.3	(0.9)	(0.3)	(1.2)

Third-party interest

Net assets acquired	0.2	0.1	0.3	(0.9)	(0.3)	(1.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Companies acquired and disposed of in 2004:

			Total
	Allianz		acqui-			Total
Amounts in billions of euros	Canada	Other	sitions	BHF	Other	disposals
GENERAL

Primary line of business	Insurance	Bank		Bank	Bank/Insurance

PURCHASE PRICE
Purchase price	(0.3)	(1.9)	(2.2)	0.4	1.0	1.4
Cash in company acquired / disposed	0.5		0.5

Cash outflow / inflow on acquisition / disposal	0.2	(1.9)	(1.7)	0.4	1.0	1.4

ASSETS
Investments		4.8	4.8	(7.5)	(3.2)	(10.7)
Loans and advances to customers		0.6	0.6
Financial assets at fair value through profit or loss				(4.0)	(0.3)	(4.3)
Miscellaneous other assets	0.9	2.2	3.1	(4.4)	(1.8)	(6.2)

LIABILITIES
Amounts due to banks				(5.0)	(0.3)	(5.3)
Customer deposits and other funds on deposit		3.8	3.8	(8.2)	(2.7)	(10.9)
Miscellaneous other liabilities	1.0	0.1	1.1	(1.6)	0.1	(1.5)

Net assets	(0.1)	3.8	3.7	(0.9)	(2.4)	(3.3)

Third-party interest

Net assets acquired	(0.1)	3.8	3.7	(0.9)	(2.4)	(3.3)

Acquisitions and disposals of group companies have been included in the cash flow from investing activities at cost or sales price, insofar as payment was made in cash. The cash in the company acquired/disposed has been eliminated from the cost or sales price.
39	NET CASH FLOW AND CASH AND CASH EQUIVALENTS
Interest and dividend received and paid:

	2005	2004
Interest received	53,015	33,767
Interest paid	33,379	17,848

	19,636	15,919

Dividend received	522	443
Dividend paid	2,461	883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Treasury bills and other eligible bills included in cash and cash equivalents:

	2005	2004
Treasury bills and other eligible bills included in trading assets	8,878	8,730
Treasury bills and other eligible bills included in available-for-sale investments	2,694	3,652

	11,572	12,382

2.2.	RISK MANAGEMENT
INTRODUCTION
GROUP RISK FUNCTION
The Executive Board determines the risk appetite of ING Group, aiming for a balance between risk, return and capital and sets risk policy and limits. The Chief Financial Officer (CFO) bears primary overall responsibility for the Group Risk Function. ING has a Dual Signatory Approval structure whereby Executive Board members and the Corporate Risk Managers will take direct responsibility for specified matters (such as transactional approval) within the delegated authorities granted by the Executive Board.
The Group Risk Function is structured independently from the business lines and is organized through three departments:
–	Corporate Credit Risk Management (CCRM) is responsible for the credit risk management of ING Bank and ING Insurance;

–	Corporate Market Risk Management (CMRM) is responsible for the market risk management of ING Bank and also for the operational risk management of ING Bank and ING Insurance;

–	Corporate Insurance Risk Management (CIRM) is responsible for the insurance and market risk management of ING Insurance.
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
GROUP RISK COMMITTEES
The risk committees described below act within the overall risk policy and delegated authorities granted by the Executive Board. The risk committees have an advisory role to the CFO and ensure a close link between the business lines and the Group risk management function through representation of the business heads and the Corporate Risk Managers on each committee.
ING Group Credit Committee – Policy (GCCP)
GCCP advises on policies, methodologies and procedures related to credit, insurance, market and operational risks within ING Group. The GCCP meets on a monthly basis. This committee was created in 2005 as a result of the streamlining of risk management governance at a Group level.
ING Group Credit Committee – Transaction Approval (GCCTA)
GCCTA advises on transactions involving the taking of credit risk (including issuer investment risk). The GCCTA meets twice weekly. This committee was formerly known as the Central Credit Committee (CKC).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
ING Provisioning Committee (IPC)
IPC advises on specific and collective loan loss provisions figures for ING. The IPC meets on a quarterly basis.
Asset & Liability Committee ING Bank (ALCO Bank)
ALCO Bank advises on the overall risk profile of all ING Bank’s non-trading market risk that occurs in its Wholesale Banking, Retail Banking and ING Direct activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency of ING Bank. ALCO Bank meets on a monthly basis.
Asset & Liability Committee ING Insurance (ALCO Insurance)
ALCO Insurance advises on all risks for ING Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets six times a year.
GROUP RISK MEASUREMENT
Group risk management is described by risk category for ING Bank and ING Insurance in two separate sections below. For ING Bank the following risk categories apply: credit risk, market risk and operational risk. For ING Insurance the relevant risks are: actuarial and underwriting risk, market risk, credit risk and operational risk. In the sections below, the risk categories are sub-divided by types of risk and for each type of risk the applicable risk measurement method that ING practices is described, including a quantification of the risks.
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
In anticipation of the planned introduction of new global capital regulations from the Basel Committee, ING has commenced a bank-wide Basel project led by CCRM. The goal of this project is to ensure ING’s compliance with the new regulations by the required implementation date of December 31, 2007. A key element of the project is the continued development, implementation and back-testing of in-house objective risk rating and loss-given default models for use in the credit approval process, risk reporting, performance monitoring and portfolio management. Simultaneously, ING is refining its credit risk management governance and practices to conform to industry best practices and regulatory requirements.
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
Amounts are in millions of euros, unless stated otherwise
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
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in Moody’s and S&P equivalents.
Risk classes: ING Bank portfolio, as % of total outstandings(1):

(in percentages)	2005	2004
AAA (1)	13.8%	11.8%
AA (2-4)	22.1%	21.9%
A (4-7)	9.5%	10.9%
BBB (8-10)	21.6%	22.5%
BB (11-13)	27.6%	29.1%
B (14-17)	4.0%	2.3%
Watch / Problem Grade (18-22)	1.4%	1.5%

	100.0%	100.0%

(1)	based on lending (wholesale and retail), financial markets and investment activities.
The shift from mid-grade (BB-BBB) assets to high quality (AA-AAA) assets is the result of the continuing growth of ING Direct.
Risk concentration: ING Bank Portfolio, by economic sector:

(in percentages)	2005	2004
Construction, infrastructure & Real estate	5.7%	4.3%
Financial institutions	39.4%	39.6%
Private individuals	28.1%	28.9%
Public administration	9.2%	8.6%
Services	2.1%	2.1%
Other	15.5%	16.5%

	100.0%	100.0%

The credit portfolio is under constant review. A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed by the IPC, which advises the Executive Board on specific provisioning levels. ING Bank identifies as impaired loans those loans for which it is probable, based on current information and events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.
In 2005, ING added EUR 88 million to the provision for loan losses, compared with EUR 465 million in 2004. The addition equalled 3 basis points of average credit-risk-weighted assets in 2005, compared

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
with 18 basis points in 2004. ING is of the opinion that its loan-loss provisions as of December 31, 2005 are adequate to absorb losses from ING Bank’s credit risk taking activities.
Country risk
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
Largest economic exposures: ING Bank lending portfolio, by country(1):

Amounts in billions of euros	2005	2004
Netherlands	176.8	178.4
United States of America	69.8	58.2
Germany	67.9	60.5
Belgium	56.5	43.3
Spain	42.2	33.9
United Kingdom	39.2	41.3
Italy	19.1	16.5
Australia	18.8	15.6
France	17.3	25.2
Canada	16.7	11.5

(1)	only covers exposures in excess of EUR 10 billion, including intercompany exposures with ING Insurance.
The methodology for calculating risk capital is linked to the risk definitions with respect to determining where the country risk occurs. Emerging market countries with low and medium risk that have not defaulted require no mandatory provisions for transfer risk. Instead of provisions, additional capital is allocated to transactions that incur country risk, the amount of which is a function of the risk of the country as well as the risk of the transaction itself.
Settlement risk
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Collateral policies
As with all financial institutions, ING is in the business of taking credit risks. As such, we continually evaluate the creditworthiness of our customers, trading partners and investments for their ability to meet their financial obligations to ING. During the assessment process of creating new loans, acquiring securities, as well as reviewing existing loans and securities positions, ING determines the amount and type of collateral, if any, that a customer may be required to pledge to ING. Generally, the lower the perceived creditworthiness of a borrower or financial counterparty, the more collateral the customer or counterparty will have to provide. Within counterparty trading activities, ING actively enters into various legal arrangements whereby counterparties (or ING) may have to post collateral to one another to cover market fluctuations of their relative positions. Laws in various jurisdictions also affect the type and amount of collateral that ING can receive or pledge. Additionally, ING will sometimes enter into credit default swaps, and other similar instruments, in order to reduce the perceived credit risk on a given borrower or portfolio.
Restructuring
In some cases, ING will work with the obligor and its other creditors, if any, to restructure the company and its financial obligations in order to minimize any financial losses to the creditors as a whole, and ING in particular. This can be accomplished through many means available to the creditors, the most common of which are (1) extending the repayment period, (2) selling assets; (3) selling business lines of the debtor, (4) forgiving part of the financial obligations, and (5) a combination of the above. The decision to enter into such a restructuring is made only after careful internal assessment and an internal approval. Once a restructuring is completed, the obligor is again subject to normal credit risk monitoring procedures.
Past-due obligations
ING continually measures its portfolio in terms of payment arrears. Particularly the retail portfolios (such as residential mortgages, consumer loans and policy loans) are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. Generally, an obligation is considered “past-due” if a payment of interest or principal is more than one day late. In practice, the first 5-7 days are considered to be operational risk. After this period, letters will be sent to the obligor reminding it of its (past due) payment obligations. If payment has not been made after 90 days, the obligation is generally considered impaired and transferred to one of the “problem loan” units. In order to reduce the number of arrears, most ING units encourages obligors to set up automatic debits from their accounts to ensure timely payments.
There is no significant concentration of a particular type of loan structure in the watch-list or the impaired loan portfolio. As such, the make up of the collateral received generally mirrors that of the portfolio as a whole.
Generally, all loans with past due financial obligations of more than 90 days past due are automatically reclassified as impaired. However, there can also be other reasons for declaring a loan impaired prior to being 90 days past due. These include, but are not limited to, ING’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the impaired category.
Repossession policy
It is ING’s general policy not to take repossession of assets of defaulted debtors. Rather, ING attempts to sell the assets from within the legal entity that has pledged these assets to ING, in accordance with the respective collateral or pledge agreements signed with the obligors. In those cases where ING does take possession of the collateral, ING generally attempts to sell the asset as quickly as possible to prospective buyers. Based on internal assessments to determine the highest and quickest return for ING, the sale of repossessed assets could be the sale of the company as a whole (or at least all of its assets), or the assets could be sold over time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
MARKET RISK
GENERAL
Market risk arises from trading and non-trading activities within the three business lines of ING Bank:
–	ING Wholesale Banking: Trading market risks arise within ING Wholesale Banking primarily through market making, client facilitation and proprietary trading in the fixed income, equities and foreign exchange markets and directly related derivative markets. ING has no material commodity portfolios. Trading positions are marked to market daily. ING’s policy is to maintain an internationally diversified and mainly client-related trading portfolio, while avoiding large risk concentrations. Non-trading market risk is transferred to the asset & liability management (ALM) books; these are structural interest rate mismatch positions that result from commercial banking activities.

–	ING Retail Banking: ING identifies non-trading residual market risk that results from banking products of which the future cash flows depend on client behaviour, like current accounts, saving accounts and mortgages.

–	ING Direct: Within ING Direct no trading positions are maintained; the market risks are characterized as a combination of ALM and market risk arising from retail products.
MEASUREMENT
Trading risk
ING Wholesale Banking uses the Value-at-Risk (VaR) methodology as the primary risk measure. VaR for market risk quantifies, with a one-sided confidence level of at least 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time interval of one day. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous 250 business days. The VaR also serves as a basis for the calculation of the regulatory capital and economic capital that ING needs to hold to cover possible losses from trading activities.
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
VaR for linear portfolios is calculated using a variance – covariance approach. The market risk of all the important option portfolios within ING is measured by Monte Carlo simulation methods.
The following chart shows the development of the overnight VaR for the ING Wholesale Banking trading portfolio which was managed by trading risk management during 2004 and 2005. Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table below and included in the trading risk graph and table below. In addition, several lesser significant banking books are included in both the trading risk and non-trading risk tables. Therefore, there is a small overlap between trading and non-trading risks as described in the paragraphs below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
During 2004 and 2005 the overnight VaR for the ING Wholesale Banking trading portfolio was continuously within the range of EUR 20 — 40 million. As of April 1, 2005 Treasury and Investment portfolios are included in the overall ING Wholesale Banking trading VaR limit structure. This resulted in an increase of the VaR figures. At the same time the ING Wholesale Banking trading limit has been adjusted from EUR 50 million to EUR 60 million.
The average exposure over 2005 was higher than 2004 (average VaR 2005: EUR 28 million and average VaR 2004: EUR 25 million). The VaR remained well within the ING Wholesale Banking trading limit. The interest rate markets provided the largest contribution to the trading VaR.
More details on the VaR of the ING Wholesale Banking trading portfolio for 2005 and 2004 are provided in the table below.
Consolidated trading VaR: ING Wholesale Banking, by portfolio:

				Year end				Year end
	Low	High	Average	2005	Low	High	Average	2004
Foreign exchange	1	5	3	2	2	11	4	3
Equities	7	13	10	9	5	12	8	9
Interest	14	30	21	22	13	28	19	16
Diversification (1)			(6)	(6)			(6)	(2)

Total VaR			28	27			25	26

(1)	Diversification cannot be calculated for the columns Low and High since the observations for both the individual markets as well as total VaR may come from different dates.

Note: the above captions are consistent with those used for internal risk management purposes and do not relate to financial statement captions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Although VaR models estimate potential future results, estimates are based on historical market data. ING continuously monitors the plausibility and effectiveness of the VaR model in use. The technique for this purpose is generally known as backtesting in which the actual daily result is compared with the daily VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which measures results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an “occurrence” has taken place. Based on ING Bank’s one-sided confidence level of at least 99% an occurrence is expected, on average, once in every 100 business days. In 2005, there has been no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Wholesale Banking.
Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stress testing for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the P&L effect caused by a potential event and its world-wide impact for ING Wholesale Banking. The event-risk policy (and its technical implementation) is specific for ING as there is no event risk calculation method that is generally accepted by other banks and regulators (like the Value-at-Risk model). ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange and related derivative markets). The parameters indicate historical maximum market movements within the time frame of one month. The scenarios and stress parameters are backtested against extreme market movements that actually occur in the markets.
Non-trading risk- interest rate risk
The non-trading books primarily consist of banking (commercial) books and ALM books. Within ING Bank the commercial business units are not allowed to run structural mismatch positions in their banking books. As a result of this policy all structural interest-rate risks are replicated to the ALM books of the designated Treasury departments within ING Wholesale Banking. The management of structural interest-rate mismatch positions is performed within the Treasury function. The commercial business units bear responsibility for the remaining interest-rate risks that result from banking products of which future cash flows depend on client behaviour, like saving accounts and mortgages. Within ING Direct the interest rate risks from the ALM books and the commercial banking books are measured and managed on an integrated level.
Within ING several methods are in place to model the interest-rate risk characteristics of demand deposits, saving accounts and mortgages. This is done via replicating portfolio models whereby the interest rate character is modelled taking into account the contractual and behavioural characteristics of these products. All models and assumptions are back-tested regularly and presented to the designated Asset & Liability Committee for approval. Historical simulation is used to determine the duration and the investment rules for saving accounts and demand deposits, taking into account historical client rates, outstanding volumes and market rates. The investment rules are tested on their suitability through volatility/correlation analysis and updated regularly. To estimate future prepayment rates of mortgages, a model is applied based on historical observed prepayments.
ING Bank uses several measures to control interest-rate risk. The most important ones are Value-at-Risk (VaR) and Earnings-at-Risk (EaR). EaR measures the pre-tax loss of net accrual interest income resulting from changes of market interest rates over a time period of one year. The EaR calculations differ per book. For the ALM books it measures the potential loss of net accrual interest due to the structural mismatch in interest rate positions. In these calculations it is assumed that all gaps are to be reinvested or refunded at the changed market rates. The calculations capture the earnings risk in the current ALM book and do not consider the impact of new business. For the commercial banking books the EaR captures the basis risk between market interest rates and the client rates of saving accounts and demand deposits. For these books the impact of new business is included in the EaR calculations.
The VaR figures represent the value impact to the banking books as result of changing market rates. For the commercial banking books the VaR calculations capture the convexity resulting from the optionality in the main mortgage portfolios. In these calculations it is assumed that savings and other

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
demand deposits are perfectly represenated via the replicating portfolios. For the ALM books the VaR figures capture the potential change of value due to the structural mismatch in interest rate positions.
The interest rate risk that results from the investment of the Bank’s own funds (equity) is isolated under the ING Bank Corporate line. In these calculations it is assumed that the Bank’s own funds are not sensitive to market rate changes (the duration of equity is assumed to be zero anticipating future regulatory requirements).
In the table below both the EaR figures and the VaR figures for the large banking books (representing approximately 95% of the banking book) are presented as result of a parallel instantaneous shock to the market rates of 2%. The VaR figures are therefore calculated under a different scenario than the traditional VaR figures for the trading books.
Earnings-at-risk by business lines (2% shock to market rates):

2005
ING Wholesale Banking	(158)
ING Retail Banking	(95)
ING Direct	(513)
ING Bank Corporate Line	33

ING Bank Total	(733)

VaR by business lines (2% shock to market rate):

2005
ING Wholesale Banking	(1,023)
ING Retail Banking	(619)
ING Direct	(69)
ING Bank Corporate Line	(1,492)

ING Bank Total	(3,203)

Note:	Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the above trading risk table. In addition, several lesser significant banking books are included in both the trading risk and non-trading risk tables. Therefore, there is a small overlap between trading and non-trading risks as described above. Information on interest sensitivity for internal management purposes is calculated on an adverse shock basis only. Accordingly the effects of favourable interest rate movements are not disclosed.
The ING Bank EaR is mainly caused by the EaR contributions of EUR (EUR (250) million), USD (EUR (297) million) and GBP (EUR (188) million) interest rate exposure. The main contributing portfolios of the EaR are the savings and demand deposits portfolios (short-term earnings will be affected) and the ALM books.
Non-trading risk – foreign exchange risk
ING takes on exposure to foreign-exchange fluctuations on its financial position and cash flows. Currency exposures in the non-trading books are largely transferred by way of internal transactions to Financial Markets Treasury, which performs the day-to-day management of all foreign-currency positions.
The most material foreign exchange risk in the non-trading books relates to translation risk due to foreign investments and USD-denominated Tier-1 capital. The translation risk is managed by Capital Management on behalf of ALCO Bank. For ING’s main foreign currencies, US dollar, Pound sterling and Polish zloty, the translation risk is managed taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a VaR limit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Overnight exposure ING Bank, for primary non-trading currencies:

	Foreign
	invest-		Gross		Net
	ments	Tier-1	exposure	Hedges	position
2005
US dollars	4,562	(3,214)	1,348	(701)	647
Pound sterling	(1,247)		(1,247)	1,252	5
Polish zloty	809		809	(489)	320
South Korean won	1,047		1,047	(955)	92
Other currency	1,300		1,300	(1,192)	108

Total	6,471	(3,214)	3,257	(2,085)	1,172

2004
US dollars	3,730	(2,675)	1,055	(1,131)	(76)
Pound sterling	(1,250)		(1,250)	1,299	49
Polish zloty	642		642	(399)	243
South Korean won	477		477	(438)	39
Other currency	431		431	(191)	240

Total	4,030	(2,675)	1,355	(860)	495

The amount of USD and Korean won capital invested in foreign investments has increased significantly during 2005. For USD the main reasons were higher retained earnings and the impact of the introduction of IFRS-EU accounting rules (ie revaluation reserves relating to fixed income securities). The increase in Korean won capital was caused by a higher valuation of Kookmin Bank equity stake.
While results on net investment hedges are taxable under Dutch fiscal rules, ING has not chosen to adjust hedges to compensate for tax effects. As of the beginning of 2006 the majority of hedge results will no longer be taxable.
Consolidated non-trading FX Var ING Bank:

				Year				Year
				end				end
	Low	High	Average	2005	Low	High	Average	2004
FX VaR	2	11	7	11	4	16	9	4
The chart graph below provides an overview of the development of the FX VaR during 2004 and 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
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
The first is the day-to-day funding. It is policy to sufficiently spread the day-to-day funding requirements. The Treasury function monitors all maturing cash flows along with expected changes in core-business funding requirements. This includes replenishment of existing funds as they mature, expected withdrawals from retail current accounts, savings and additional borrowings. Furthermore, access to the capital markets is actively managed by regularly issuing public debt in all material markets and the maintenance of investor relations.
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
The key focus of the measurement of liquidity within ING is on the periods of one week and one month. The internally used liquidity figures are calculated in line with the regulatory reporting requirements for liquidity risk of the Dutch Central Bank. For this purpose the positions are split by type of product and counterparty. All positions with a known maturity date are included in the maturity calendar based on their contractual maturity date. Positions with an unknown maturity date and marketable assets are included as items with a direct liquidity value. Standby facilities, undrawn irrevocable credit facilities, guarantees and other contingent liabilities are also included. The positions in the week and the month categories are weighted under a scenario that is a mix between a market event and an ING-specific event. The total available liquidity values are corrected for liquidity surpluses in inconvertible currencies and in locations with restrictions on capital transfer. Most of these inconvertible and non-transferable positions are located outside the euro zone. Under the regulatory guidelines, banks should at a minimum report positive liquidity figures. In addition to this a framework is implemented within ING Bank that sets limits on the overall weekly and monthly liquidity risk positions to ensure adequate buffers of liquidity. The table shows the liquidity position of ING Bank presented as at December 31, 2005 under the scenarios described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

Liquidity position:	Weekly	Monthly
ING Bank	111,165	24,512
OPERATIONAL RISK
GENERAL
The aim for the Group and local operational risk management departments is to support general management of the business lines, which is responsible for managing operational risk by raising operational risk awareness and insight, increasing operational risk and loss transparency, improving early warning information and allocating risk ownership and responsibilities. This contributes to more stable business processes and lower operational risk costs. Furthermore, implementing an appropriate operational risk management function will prepare ING for the Basel II regulations applicable from December 31, 2007. ING intends to apply for the Advance Measurement Approach, the most sophisticated risk capital charge option available under Basel II.
MEASUREMENT
ING has defined operational risk as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. ING distinguishes the following event types (based on the Basel Committee level 1 and 2 event types):
– processing failure
– control failure
– unauthorized activities
– internal crime/fraud
– external crime/fraud
– information security failure
– employment practices & workplace safety
– clients, products and business malpractice
– system failure
– business disruption
Each of these risks has a related function (e.g. Compliance, IT, Legal, Information Security, Finance, Human Resources, Operations) responsible for the management process and oversight of that risk.
Operational risk measurement as calculated in the economic capital model consists of two parts. The first part is a probabilistic model in which a generic capital per business unit is calculated based on an incident loss database and the relative size and inherent risk of the business units. The second part is the scorecard adjustment, which reflects the business unit specific level of Operational Risk Management, or ORM implementation.
To assess, monitor and manage operational risk, ING has developed a sophisticated framework of activities which includes:
– risk awareness programmes and risk & control self assessments
– audit finding action tracking and incident reporting and analysis
– key-risk indicators reporting and local operational risk committees
– new-product reviews
The maturity of the ORM process is measured on an annual basis by a set of five scorecards assessing the ORM-framework activities. The Basel II progress reporting is based on these scorecards and supporting evidence.
In order to protect ING against financial consequences of uncertain operational events ING has acquired insurance policies issued by third-party insurers, with world-wide cover for (Computer)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Crime, Professional Liability, Directors & Officers Liability, Employment Practices Liability and Fiduciary Liability. ING retains a portion of these risks that matches industry practice.
ING INSURANCE
GENERAL
ING is engaged in the business of selling life and non-life insurance products. Life products include a broad range of traditional life, unit-linked, annuities, universal life, group life, pension, and (guaranteed) investment contracts. Non-life insurance products include all lines of insurance products that do not fall under the life insurance business – fire, automobile, accident and health, third-party liability and disability contracts.
Risks from these products arise with respect to the adequacy of insurance premium rate levels and provisions for insurance liabilities and capital position as well as uncertainty of the future returns on investments of the insurance premiums. Risks are classified as actuarial and underwriting, market risk, credit risk and operational risk. ING considers that the principal components of insurance risk are actuarial and underwriting risk.
ING regularly monitors the solvency level for the total insurance business at a prudent level. ING believes its solvency level is adequate.
Reserve adequacy – Taiwan
The adequacy of the provision for life policy liabilities (net of DAC and VOBA) is evaluated regularly. ING’s policy for reserve adequacy testing is disclosed under “Principles of valuation and determination of results”.
As at December 31, 2005, ING’s life insurance businesses as a whole are sufficiently adequate at a 90% confidence level. All business lines are, on a stand-alone basis, adequate at a 90% confidence interval, except for the business line Insurance Asia/Pacific. The inadequacy in Insurance Asia/Pacific is fully attributable to Taiwan.
At December 31, 2005, the inadequacy range for Taiwan is EUR 2.8 billion to EUR 3.3 billion based on a 90% confidence interval on a Taiwan reserve level (net of DAC and VOBA) of EUR 9 billion. The inadequacy results from a material exposure in Taiwan to a sustained low interest rate environment. This is due to long term interest rate guarantees of 6-8% embedded in the life and health contracts sold by the business until 2001. These long term guarantees and the future premiums (which have a present value of approximately EUR 20 billion) create a liability with an effective duration over 30, compared to an asset duration of approximately 9. ING stopped selling these high guarantees in its Taiwan life insurance products in 2001. The post 2001 business is adequate at a 90% confidence interval, which partially compensates inadequacy related to the pre-2001 business. Furthermore, ING has over time strengthened reserves by EUR 420 million for this exposure and increased the internal capital allocation for this business.
The outcome of the reserve adequacy test for Taiwan is inherently uncertain given the use of various assumptions and the long term nature of the liability. The outcome can only be reliably estimated within broad ranges which are bound to vary significantly from period to period. The outcome of the test for Taiwan is especially sensitive to (changes in) interest rate assumptions. The reserve adequacy test at December 31, 2005 is based on the current 10-year swap rate in Taiwan at December 31, 2005 of 2.35%, with the assumption that, in the long term, this swap rate will move to 5.75%.
Management’s best estimate, based on a 50% confidence interval, is that Taiwan has a marginal adequacy of EUR 165 million (which represents a 53% confidence interval) as at December 31, 2005. Under the Group’s accounting policy, any inadequacy below the 50% interval would be charged to the profit and loss account immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The sensitivity to interest rates changes is explained below under ING Insurance – Interest rate sensitivity.
If the interest rates as at December 31, 2005 would have been 1% lower, Taiwan would have been inadequate at the 50% confidence interval and, consequently, an amount of approximately EUR 1.7 billion (after tax) would have been included as a charge in the profit and loss account, reflecting the amount necessary to bring reserves to a best estimate level. If the interest rates as at December 31, 2005 would have been 1% higher, Taiwan would be sufficiently adequate at the 50% confidence interval, but would still have been inadequate at the 90% confidence interval. Consequently, the charge currently included in the profit and loss would likely have been reduced.
Furthermore, the reserve adequacy test includes our expectation that the legal entity will be formally domesticated as a subsidiary of a US entity rather than a branch during 2006 and that mortality dividends will continue to be allowed to be offset versus negative interest rate experience.
ACTUARIAL AND UNDERWRITING RISK
General
Actuarial and underwriting risks are the risks resulting from the pricing and acceptance of insurance contracts. These risks are managed through product design requirements, risk limitations, and management of concentrations. Actuarial risks are managed through pricing procedures and included in the overall adequacy of provisions for insurance contract and investment contract liabilities. Underwriting risks are managed in the process whereby applications submitted for insurance coverage are reviewed. The maximum underwriting exposure is limited through exclusions, cover limits, and reinsurance.
Measurement
ING Group has established actuarial and underwriting risk tolerance levels in specific areas of its insurance operations.
For the main non-life units (in The Netherlands, Belgium, Canada, Mexico) the risk tolerance is generally set at 2.5% of the Group’s after-tax earnings. For 2005, this translated into a (pre-tax) risk tolerance level of EUR 170 million. The risk tolerance refers to the maximum allowable loss for catastrophe events. The assessment of potential losses in this business is done on the basis of 1 in 250 events. With respect to the Fire line of business this assessment is based on risk assessment models that are widely accepted in the industry. For the smaller non-life units, the (pre-tax) risk tolerance level for 2005 was set at EUR 5.0 million per event per business unit.
With respect to life business ING Group’s (pre-tax) risk tolerance level is set at EUR 22 million per insured life. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For life insurance contracts involving multiple lives ING made its own assessment and believes that the potential loss from a significant mortality event occurring in the normal course of business will not exceed an amount higher than approximately 12% of the Groups after-tax earnings. For 2005, this translated into a (pre-tax) risk-tolerance level of EUR 750 million. Such an amount could result from a pandemic as observed during the Spanish Flue pandemic in 1918, without taking into account medical improvements since that time. ING continues to model the possible impact of pandemics based on studies published by internationally credible organizations.
In case of the existence of exposures higher than the risk tolerance levels as defined above, appropriate procedures are in place, including third-party reinsurance covers. Particularly for the property and casualty portfolio, ING purchases protection through which the exposure due to natural catastrophes is substantially mitigated. ING believes that the credit risks to which it is exposed under reinsurance contracts are minor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Regarding catastrophic losses arising from events such as terrorism, ING believes that it is not possible to develop a business model that takes into account the possibility of very high losses resulting from these events. For the non-life business, losses that result from these events are generally not covered unless required by law. In various countries industry pools have been established to mitigate the terrorism risk to which the individual insurers are nevertheless still exposed. ING participates in such pools.
Through scenario analyses, ING Insurance measured the potential changes in the realized after-tax earnings of the insurance operations from an increase/decrease of the insurance risk factors over the year 2005. These changes to income can relate to realized claims or any other net-income item that would be affected by the change of these factors. In addition, ING has estimated the impact to the December 31, 2005 shareholders equity of ING Insurance from the same change in insurance risk factors. The differentiation of sensitivities before and after risk mitigation typically refers to mitigation of the risks by re-insurance.
Insurance risks sensitivity:

		Effect on ING Insurance		Effect on ING Insurance
		2005 net profit		2005 shareholders’
					equity
		Before risk	After risk	Before risk	After risk
		mitigation	mitigation	mitigation	mitigation
Mortality	+10%	(82)	(61)	(85)	(63)
	-10%	80	61	83	64

Morbidity	+10%	(70)	(66)	(70)	(67)
	-10%	70	66	71	67

P&C	+10%	(125)	(98)	(130)	(101)
	-10%	125	98	130	101
The sensitivities represent a one-time increase/decrease of the realized claims of P&C and morbidity and an increase/decrease of the mortality rates over 2005. Due to the standard definition of the shocks the mortality risk partly hedges the longevity risk globally, but mortality risk may not offset longevity risk in particular region. In this case the total risk increases after including the existing reinsurance contracts.
MARKET RISK
General
Market risks arise when the market value of assets and liabilities do not move consistently as financial markets change. Changes in interest rates, equity prices, foreign exchange rates and real estate prices can impact present and future earnings of the insurance operations as well as the shareholders equity.
In 2005, ING implemented Market Value at Risk (MVaR) limits to manage the market and credit risks resulting from the Insurance operations world-wide. ALCO Insurance has set a MVaR limit for ING Group Insurance and each of the business lines that relates to the economic capital of ING Group Insurance. The MVaR is based on a 99.95% confidence interval over a one-year horizon.
These limits are further allocated to the ING Insurance business units through MVaR sublimits. These limits are managed by an ALCO Insurance structure on the respective organizational levels. Corporate Insurance Risk Management (CIRM) consolidates and monitors the MVaR exposures of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
business lines including diversification effects on a quarterly basis. In 2005 there were no breaches of the overall ING Insurance MVaR limit.
Measurement
At an ING Group level, CIRM is responsible for implementing and monitoring asset and liability management (ALM) practices and for consistency of the MVaR calculation methods world-wide.
The market risk of ING Insurance is primarily related to interest rate risk and equity risk although it also includes real estate and foreign currency risks. The following sections provide an analysis of the exposures of the different types of market risks.
ALM risk – interest rate risk
ING’s insurance operations are exposed to changes in interest rates with respect to guaranteed interest rates on the insurance and investment contract liabilities when interest rates fall. The current product portfolio also includes products where interest rate risks are entirely or partially passed on to the policyholder, thereby reducing ING’s exposure to interest rate movements.
Through scenario analyses, ING Insurance measured the potential changes in earnings of the insurance operations from an instantaneous increase/decrease in interest rates of 100 basis points. These changes to income can relate to investment income, interest paid to policyholders, adequacy of provision for liabilities, market-value adjustments, amortization of Deferred Acquisition Costs (DAC) or any other net-income item that would be affected by interest rate changes. The effect of interest rate changes is different by business line and by product. In addition, ING has estimated the impact to the December 31, 2005 shareholders equity of ING Insurance from such an instantaneous change in interest rates.
Interest-rate sensitivity:

Effect on
	Effect on	ING
	ING	Insurance
	Insurance	2005 share-
	2005 net	holders’
	profit	equity
Increase interest rates by 1%	(68)	(2,814)
Decrease interest rates by 1%	(1,743)	1,255
The sensitivities represent an instantaneous increase/decrease of interest rates as of December 31, 2005. The net profit sensitivity reflects the related immediate effect on net income after-tax for the year 2005. Sensitivity disclosures include the effect of non-bifurcated embedded derivatives contained in insurance contracts.
The most significant interest rate risk within ING’s insurance businesses exists in Taiwan where ING has material exposure to a sustained low interest rate environment. This is due to long term interest rate guarantees of 6-8% embedded in the life contracts sold by the business until 2001. Since 2002, ING has changed the design of its Taiwan life insurance products, strengthened reserves and increased the internal capital allocation for this business.
The net profit impact related to a 1% change in current interest rates is asymmetric due to the need to increase reserves for ING’s business in Taiwan if interest rates were 1% lower, including a 1% shift of the long term interest rate assumption from 5.75% to 4.75%. The IFRS-EU profit impact on Taiwan of 1% lower interest rates at December 31, 2005 is EUR 1.7 billion. This is the amount necessary to bring reserves to a best estimate (50%) level in this sensitivity. There is not a corresponding benefit for rising interest rates in 2005 since the additional profit from a rising interest scenario is not recognized in profit through unlocking of reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Shareholders equity impacts also relate directly to use of market values for available for sale securities offset by shadow accounting of reserves and DAC where possible.
ALM risk – equity risk
ING’s insurance operations are exposed to changes of prices in equity markets on two levels: 1) business units that have direct equity holdings in their general accounts; and 2) products where the revenues of the insurance operations are linked to the value of underlying equity funds, since this has an impact on the level of charges deducted for unit-linked and variable business.
Through scenario analyses ING Insurance measured the potential changes in earnings of the insurance operations resulting from an instantaneous increase/decrease in equity markets of 10%. These changes to income can relate to fee income, unrealized or realized gains and losses, amortization of DAC or any other net-income item that would be affected by a substantial change to equity markets. The effect of equity market changes is different by business line and by product. In addition, ING has estimated the impact to the December 31, 2005 shareholders equity of ING Insurance from such a change in equity markets.
Equity sensitivity:

Effect on
	Effect on	ING
	ING	Insurance
	Insurance	share-
	2005 net	holders’
	profit	equity
Increase of equity by 10%	59	1,072
Decrease of equity by 10%	(80)	(1,094)
The sensitivities represent an instantaneous increase/decrease in equity markets as of December 31, 2005. The net profit sensitivity reflects the related immediate effect on net income after-tax for the year 2005. Sensitivity disclosures include the effect of non-bifurcated embedded derivatives contained in insurance contracts.
ALM risk – foreign exchange risk
Foreign-exchange risk in the investments backing ING’s insurance and investment contract liabilities is dealt with in the investment-management processes in each business unit. An immaterial portion of the investment portfolio backing insurance liabilities is invested in assets of a different currency than the liabilities.
Another type of foreign exchange risk exists as translation risk. Locally required capital levels are invested in local currencies in order to satisfy regulatory requirements and to support local insurance business regardless of currency movements. These capital levels may affect the consolidated balance sheet when translated to Euros. Depending on hedging costs and the capital exposure, ING may hedge the capital over locally required margins.
Through scenario analysis ING Insurance measured the potential changes in the reported earnings of the insurance operations resulting from an instantaneous increase/decrease on December 31, 2005 in foreign exchange markets of 10%. In addition, ING has estimated the impact to the December 31, 2005 shareholders equity of ING Insurance from such a change in foreign exchange markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Foreign currency sensitivity:

Effect on
	Effect on	ING
	ING	Insurance
	Insurance	2005 share-
	2005 net	holders’
	profit	equity
10% Increase of Euro versus all other currencies	(81)	(950)
10% Decrease of Euro versus all other currencies	87	1,041
The sensitivities represent an instantaneous increase/decrease in the Euro on December 31, 2005. The net profit sensitivity reflects the related effect on net income after tax for the year 2005. Sensitivity disclosures include the effect of non-bifurcated embedded derivatives contained in insurance contracts.
The main foreign exchange risks of ING Insurance relate to the translation risk from net income and equity from business units in USA and Canada. For net income the impact is mitigated through the usage of average yearly exchange rates.
ALM risk – Real estate risk
Real Estate risk exists in some of the investment portfolios of ING Insurance, most significantly in the Netherlands. ING Insurance is exposed to the risk of decreasing real estate prices to the extent these cannot be shared with contract holders in participating insurance plans.
Through scenario analyses ING Insurance measured the potential changes in the earnings of the insurance operations resulting from an instantaneous increase/decrease in real estate markets of 10%. In addition, ING has estimated the impact to the December 31, 2005 shareholders equity of ING Insurance from such a change in real estate markets.
Real estate sensitivity

Effect on
	Effect on	ING
	ING	Insurance
	Insurance	2005 share-
	2005 net	holders’
	profit	equity
Increase of real estate of 10%	509	525
Decrease of real estate of 10%	(513)	(525)
The sensitivities represent an instantaneous increase/decrease in real estate markets as of December 31, 2005.
The net profit sensitivity reflects the related immediate effect on net income after tax for the year 2005.
The main real estate risk of ING Insurance exists within ING Real Estate investment portfolio in The Netherlands.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Liquidity risk decreases as the time frame allowed for generating cash increases. Longer time frames increase the probability of finding a buyer for some of the company’s non-maturing or less liquid assets or securing external financing. Expected liquidity demands within ING Insurance are managed through a combination of treasury, investment and asset-liability management guidelines, which are monitored on an ongoing basis. Unexpected liquidity demands are managed through a combination of product design, diversification limits on liabilities, investment strategy, systematic monitoring and advance contingency planning. CIRM has issued formal guidelines requiring all insurance businesses to regularly assess, monitor and report on their liquidity risk profile. The guidelines require an analysis of liabilities that increase liquidity risk, a review of the investment portfolio to ensure adequate liquidity, and analysis of the expected asset-and-liability cash flows in regards to the ability of the business to meet cash demands.
CREDIT RISK
General
ING Insurance is exposed to credit risk through the investment of insurance premiums into assets subject to credit risk. ALCO Insurance sets the constraints for the overall asset allocation of the insurance activities including credit risk. These issuer limits are set by rating class and average credit quality and are translated in economic capital terms. Credit risk is managed through the MVaR limit structure described above. Issuer limits are determined based on the obligor’s rating. These limits are managed in the region where the parent company is domiciled. In addition each insurance company has one or more investment mandates that specify credit-risk appetite by issuer, type and quality.
Measurement
For the investment portfolios backing the insurance liabilities, ING’s policy is to maintain a well diversified investment portfolio.
The credit exposure of ING Insurance is mainly related to investments in debt securities, private placements and traditional lending to private individuals. Loans to private individuals are mainly mortgage loans secured by residential property. Credit exposure also arises from derivatives, repurchase and reverse-repurchase transactions, securities lending/borrowing and reinsurance contracts used to hedge the portfolio.
The tables below are based on EUR 172 billion of general account fixed income assets on December 31, 2005 and exclude equities and real estate, but include preferred shares.
In the table below a summary is shown of the outstandings in the general account fixed-income portfolios per credit rating expressed in Standard & Poor’s ratings at December 31, 2005.
Risk classes: ING Insurance portfolio by S&P ratings, as % of total outstandings:

(in percentages)	2005
AAA	26.3%
AA	23.0%
A	32.8%
BBB	14.3%
Other	3.6%

100.0%

Rating classes are defined based upon the quality of the exposures in terms of credit worthiness, varying from investment grade to problem grade. Assets are generally rated based on issuer rating. Securitizations are rated based on issue rating The Dutch mortgage portfolio is included with an average credit rating of A in the table above. The category ‘Other’ contains assets rated BB and lower as well as assets that are not rated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
In the table below a summary is shown of the outstandings in the general account fixed-income portfolios per industry sector.
Risk concentration: ING Insurance Portfolio, by economic sector as % of total outstandings

(in percentages)	2005
Sovereigns	24.0%
Financials	20.5%
Mortgages/retail	18.8%
Securitizations	15.8%
General industries	4.8%
Food, beverages and personal care	1.7%
Chemicals	1.5%
Automotive	1.1%
Media	1.0%
Other	10.8%

100.0%

In the table below a summary is shown of the outstandings in the general account fixed-income portfolios per region of the issuer.
Geographical spread: ING Insurance Portfolio, by region as % of total outstandings:

(in percentages)	2005
North America	42.8%
Western Europe	39.9%
Asia	10.2%
Latin America	5.1%
Central and Eastern Europe	1.8%
Other	0.2%

100.0%

Debtor provisioning
For credit risks, a provision for loan losses is maintained that is considered adequate to absorb losses arising from the existing insurance investment portfolios. For 2005, ING Insurance added EUR 21 million to the provision for loan losses compared with a release of EUR 12 million in 2004.
Collateral, restructuring, past-due obligations and repossession policy
Policies regarding collateral, restructuring, past-due obligations and repossession are similar to those disclosed in the credit risk section relating to ING Bank.
OPERATIONAL RISK
The definition of operational risk within ING Insurance is identical to ING Bank. Details regarding operational risk are mentioned in the operational risk section relating to ING Bank.
ING Insurance has begun calculating economic capital for operational risk on a quarterly basis beginning 2005. Although not required for regulatory purposes ING has decided internally that ING Insurance will also adhere to the new Basel II regulations with respect to operational risk management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.3. SUPPLEMENTAL INFORMATION
The following financial information presents the balance sheets, profit and loss accounts and statements of cash flows of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group for the years ended December 31, 2005 and 2004. See note 2.4.2 for the consolidated reconciliation of shareholders’ equity and net profit to US GAAP. A further description of the adjustments in the reconciliation from IFRS-EU to US GAAP can be found in note 2.4.1 of the notes to the consolidated financial statements.
The principles of valuation and determination of results stated in connection with the consolidated balance sheet and profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.3.1. Consolidating balance sheets
For the year ended December 31, 2005

	ING Groep NV		Consoli-	ING Group
	Parent	Subsi-	dating	Consoli-
	company	diaries	entries	dated
ASSETS
Cash and balances with central banks		13,084		13,084
Amounts due from banks		47,466		47,466
Financial assets at fair value through profit or loss
– trading assets		149,187		149,187
- investments for risk of policyholders		100,961		100,961
- non-trading derivatives		7,766		7,766
- designated as at fair value through profit or loss		10,230		10,230
- other
Investments
- available-for-sale		305,707		305,707
- held-to-maturity		18,937		18,937
Loans and advances to customers		439,181		439,181
Reinsurance contracts		8,285		8,285
Investments in associates	49,582	3,622	(49,582)	3,622
Investment property		5,031		5,031
Property and equipment		5,757		5,757
Intangible assets		3,661		3,661
Deferred acquisition costs		9,604		9,604
Other assets	37	31,114	(991)	30,160

Total assets	49,619	1,159,593	(50,573)	1,158,639

EQUITY
Equity attributable to equity holders of the Company	36,736	41,488	(41,488)	36,736
Third-party interests		1,689		1,689

Group equity	36,736	43,177	(41,488)	38,425

LIABILITIES
Preference shares	296			296
Subordinated loans	7,355		(1,259)	6,096
Debt securities in issue	3,740	77,522		81,262
Other borrowed funds		39,087	(6,835)	32,252
Insurance and investment contracts		263,487		263,487
Amounts due to banks		122,234		122,234
Customer deposits and other funds on deposit		465,712		465,712
Financial liabilities at fair value through profit or loss
- trading liabilities		92,058		92,058
- non-trading derivatives	92	6,156		6,248
- designated as at fair value through profit or loss		11,562		11,562
Other liabilities	1,400	38,598	(991)	39,007

Total liabilities	12,883	1,116,416	(9,085)	1,120,214

Total equity and liabilities	49,619	1,159,593	(50,573)	1,158,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
For the year ended December 31, 2004

	ING Groep NV		Consoli-	ING Group
	Parent	Subsi-	dating	Consoli-
	company	diaries	entries	dated
ASSETS
Cash and balances with central banks		9,113		9,113
Amounts due from banks		45,084		45,084
Financial assets at fair value through profit or loss
- trading assets		79,649		79,649
- investments for risk of policyholders		77,662		77,662
- non-trading derivatives
- designated as at fair value through profit or loss
- other		3,334		3,334
Investments
- available-for-sale		276,331		276,331
- held-to-maturity
Loans and advances to customers		330,458		330,458
Reinsurance contracts		6,744		6,744
Investments in associates	35,264	2,663	(35,264)	2,663
Investment property		7,151		7,151
Property and equipment		5,783		5,783
Intangible assets		594		594
Deferred acquisition costs		10,428		10,428
Other assets	138	21,865	(606)	21,397

Total assets	35,402	876,859	(35,870)	876,391

EQUITY
Equity attributable to equity holders of the Company	24,069	28,062	(28,062)	24,069
Third-party interests		3,481		3,481

Group equity	24,069	31,543	(28,062)	27,550

LIABILITIES
Preference shares
Subordinated loans	5,392		(1,283)	4,109
Debt securities in issue	5,178	73,834		79,012
Other borrowed funds		29,631	(5,919)	23,712
Insurance and investment contracts		216,851		216,851
Amounts due to banks		95,878		95,878
Customer deposits and other funds on deposit		349,241		349,241
Financial liabilities at fair value through profit or loss
- trading liabilities		53,841		53,841
- non-trading derivatives
- designated as at fair value through profit or loss
Other liabilities	763	26,040	(606)	26,197

Total liabilities	11,333	845,316	(7,808)	848,841

Total equity and liabilities	35,402	876,859	(35,870)	876,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.3.2. Consolidating income statements
For the year ended December 31, 2005

	ING Groep NV		Consoli-	ING Group
	Parent	Subsi-	dating	Consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		48,176		48,176
Interest expense banking operations		39,109		39,109
Interest result banking operations		9,067		9,067
Premium income		45,758		45,758
Income from investments		9,915		9,915
Gains and losses from investments		930		930
Commission income		3,747		3,747
Valuation results from non-trading derivatives		47		47
Net trading income		426		426
Other income	7,217	1,228	(7,194)	1,251

Total income	7,217	71,118	(7,194)	71,141

EXPENSES
Underwriting expenditure		47,120		47,120
Additions to the provision for loan losses		109		109
Other impairments		76		76
Staff costs		7,646		7,646
Other interest expenses		969		969
Other operating expenses		6,327		6,327

Total expenditure		62,247		62,247

Profit before tax	7,217	8,871	(7,194)	8,894

Taxation	7	1,372		1,379

Profit for the period (before third-party interests)	7,210	7,499	(7,194)	7,515

Attribution:
Net profit attributable to equity holders of the Company				7,210
Third-party interests				305

Profit for the period				7,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
For the year ended December 31, 2004

	ING Groep NV		Consoli-	ING Group
	Parent	Subsi-	dating	Consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		25,448		25,448
Interest expense banking operations		16,707		16,707
Interest result banking operations		8,741		8,741
Premium income		43,617		43,617
Income from investments		9,730		9,730
Gains and losses from investments		649		649
Commission income		3,779		3,779
Valuation results from non-trading derivatives				—
Net trading income		888		888
Other income	5,750	770	(5,765)	755

Total income	5,750	68,174	(5,765)	68,159

EXPENSES
Underwriting expenditure		45,384		45,384
Additions to the provision for loan losses		453		453
Other impairments		22		22
Staff costs		7,667		7,667
Other interest expenses		1,019		1,019
Other operating expenses		5,874		5,874

Total expenditure		60,419		60,419

Profit before tax	5,750	7,755	(5,765)	7,740

Taxation	(5)	1,714		1,709

Profit for the period (before third-party interests)	5,755	6,041	(5,765)	6,031

Attribution:
Net profit attributable to equity holders of the Company				5,755
Third-party interests				276

Profit for the period				6,031

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.3.3. Consolidating statement of cash flows

For the year ended December 31, 2005

	ING Groep NV		Consoli-
	Parent	Subsi-	dating
	company	diaries	entries	ING Group
Profit before tax	7,217	8,871	(7,194)	8,894
Adjusted for
– depreciation		1,278		1,278
– amortisation of deferred acquisition costs and VOBA		(1,141)		(1,141)
– increase in provisions for insurance and investment contracts		21,250		21,250
– additions to the provision for loan losses		109		109
– other	(6,303)	(3,531)	8,531	(1,303)
Taxation paid		(1,398)		(1,398)

Movements in
– amounts due from banks, not available on demand		(720)		(720)
– trading assets		(29,925)		(29,925)
– non-trading derivatives		2,596		2,596
– other financial assets at fair value through profit or loss		(2,193)		(2,193)
– loans and advances to customers	(1,183)	(60,388)	(1,138)	(62,709)
– other assets	(170)	(7,231)	(150)	(7,551)
– amounts due to banks, not payable on demand		19,405		19,405
– customer deposits and other funds on deposit		60,418	1,671	62,089
– trading liabilities		13,442		13,442
– other financial liabilities at fair value through profit or loss		8,398		8,398
– other liabilities	(14)	5,936	(2,694)	3,228
Net cash flow from operating activities	(453)	35,176	(974)	33,749
Investment and advances
– associates and group companies	(77)	(1,109)	77	(1,109)
– available-for-sale investments		(260,769)		(260,769)
– held-to-maturity investments		(1,030)		(1,030)
– investment property		(1,156)		(1,156)
– property and equipment		(540)		(540)
– assets subject to operating leases		(991)		(991)
– investments for the risk of policyholders		(41,781)		(41,781)
– other investments		(164)		(164)
Disposals and redemptions
– associates and group companies		1,761		1,761
– available-for-sale investments		218,847		218,847
– held-to-maturity investments		245		245
– investment property		1,030		1,030
– property and equipment		483		483
– assets subject to operating leases		391		391
– investments for the risk of policyholders		34,464		34,464
– other investments		13		13
Net cash flow from investing activities	(77)	(50,306)	77	(50,306)
Proceeds from issuance of subordinated loans	1,901			1,901
Repayments of subordinated loans	(177)			(177)
Borrowed funds and debt securities	(1,038)	7,730	1,150	7,842
Deposits by reinsurers		93		93
Issuance of ordinary shares	9	105		114
Dividends paid / received	(165)	(2,296)		(2,461)
Net cash flow from financing activities	530	5,632	1,150	7,312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

	ING Groep NV		Consoli-
	Parent	Subsi-	dating
	company	diaries	entries	ING Group
Net cash flow		(9,498)	253	(9,245)
Cash and cash equivalents at beginning of year		12,329	(741)	11,588
Implementation IAS 32/39		692		692
Effect of exchange-rate changes on cash and cash equivalents		300		300
Cash and cash equivalents at end of year		3,823	(488)	3,335
Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills		11,572		11,572
Amounts due from/to banks		(21,321)		(21,321)
Cash and balances with central banks		13,572	(488)	13,084
Cash and cash equivalents at end of year		3,823	(488)	3,335
For the year ended December 31, 2004

	ING Groep NV	Subsi-	Consoli-	ING Group
	Parent	diaries	dating
	company		entries
Profit before tax	(5,750)	7,756	(5,766)	7,740
Adjusted for
– depreciation		563		563
– amortisation of deferred acquisition costs and VOBA		(858)		(858)
– increase in provisions for insurance and investment contracts		13,244		13,244
– additions to the provision for loan losses		453		453
– other	(5,937)	4,393	6,023	4,479
Taxation paid		(1,163)		(1,163)

Movements in
– amounts due from banks, not available on demand		(1,206)		(1,206)
– trading assets		(4,417)		(4,417)
– non-trading derivatives
– other financial assets at fair value through profit or loss		(14)		(14)
– loans and advances to customers	(2,885)	(36,556)	4,704	(34,737)
– other assets	(59)	644	(249)	336
– amounts due to banks, not payable on demand		21,986		21,986
– customer deposits and other funds on deposit		65,069	(514)	64,555
– trading liabilities
– other financial liabilities at fair value through profit or loss
– other liabilities	(51)	3,943	249	4,141
Net cash flow from operating activities	(3,182)	73,837	(4,447)	75,102
Investment and advances
– associates and group companies	(152)	(2,491)		(2,643)
– available-for-sale investments		(262,293)		(262,293)
– held-to-maturity investments
– investment property		(1,169)		(1,169)
– property and equipment		(380)		(380)
– assets subject to operating leases		(950)		(950)
– investments for the risk of policyholders		(34,467)		(34,467)
– other investments		(103)		(103)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

	ING Groep NV		Consoli-
	Parent	Subsi-	dating
	company	diaries	entries	ING Group
Disposals and redemptions
– associates and group companies	2,303	1,511	(2,294)	1,520
– available-for-sale investments		197,070		197,070
– held-to-maturity investments
– investment property		1,123		1,123
– property and equipment		192		192
– assets subject to operating leases		388		388
– investments for the risk of policyholders		29,382		29,382
– other investments		65		65
Net cash flow from investing activities	2,151	(72,122)	(2,294)	(72,265)
Proceeds from issuance of subordinated loans	1,000			1,000
Repayments of subordinated loans	(410)			(410)
Borrowed funds and debt securities	(573)	3,211	(2,612)	26
Deposits by reinsurers		309		309
Issuance of ordinary shares	449	588		1,037
Dividends paid / received	565	(1,448)		(883)
Net cash flow from financing activities	1,031	2,660	(2,612)	1,079

Net cash flow		4,375	(459)	3,916
Cash and cash equivalents at beginning of year		7,997	(282)	7,715
Implementation IAS 32/39
Effect of exchange-rate changes on cash and cash equivalents		(43)		(43)
Cash and cash equivalents at end of year		12,329	(741)	11,588
Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills		12,382		12,382
Amounts due from/to banks		(9,907)		(9,907)
Cash and balances with central banks		9,854	(741)	9,113
Cash and cash equivalents at end of year		12,329	(741)	11,588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION

ASSETS
INVESTMENTS IN WHOLLY OWNED SUBSIDIARIES
Investments in wholly owned subsidiaries:

		Balance		Balance
		sheet		sheet
	Owner-ship	value	Owner-	value
	(%)	2005	ship (%)	2004
Name of investee
ING Bank N.V.	100	20,490	100	14,354
ING Verzekeringen N.V.	100	20,607	100	13,243
Other		391		465

		41,488		28,062

Movements in investments in wholly owned subsidiaries:

	2005	2004
Opening balance	28,062	28,651
Change in accounting principles	4,510	(1,991)
Repayments to group companies		(2,303)
Divestures of group companies		152
Revaluations	4,205	(678)
Result of the group companies	7,194	5,765
Dividend	(2,296)	(1,446)

	41,675	28,150

Changes in ING Groep N.V. shares held by group companies	(187)	(88)

Closing balance	41,488	28,062

Receivables from Group companies	8,094	7,202

Total	49.582	35.264

SUBORDINATED LOANS

See Note 14 to the consolidated financial statements.

	Year of		Balance sheet value
Interest rate	issue	Due date	2005	2004
5.775%	2005	Unlimited	837
6.125%	2005	Unlimited	574
4.176%	2005	Unlimited	496
Variable	2004	Unlimited	934	1,000
6.200%	2003	Unlimited	410	366
Variable	2003	Unlimited	691	750
7.200%	2002	Unlimited	904	807
7.050%	2002	Unlimited	659	586
6.500%	2001	Unlimited	589	600
8.439%	2000	December	1,261	1,100
		31,2030
9.200%	2000	June 30,		183
		2030

			7,355	5,392

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
EUR 5,563 million (2004: EUR 5,026 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.
EUR 1,792 million (2004: EUR 366 million) has been subsequently provided as subordinated loan by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.
The number of debentures held by group companies as at December 31, 2005 was nil with a balance sheet value of nil (2004: 7,800 with a balance sheet value of EUR 1 million).
Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.
DEBT SECURITIES IN ISSUE

Interest rate			Balance sheet value
	Year of issue	Due date	2005	2004
5.000%	2001	May 3, 2006	999	1,000
6.125%	2000	January 4, 2011	996	1,000
6.000%	2000	August 1, 2007	750	750
5.500%	2000	May 11, 2005		1,428
5.500%	1999	September 14, 2009	995	1,000

			3,740	5,178

The number of debentures held by group companies as at December 31, 2005 was 2,519 with a balance sheet value of EUR 3 million (2004: 6,377 with a balance sheet value of EUR 6 million).
Amounts owed to group companies by remaining term:

	2005	2004
– up to one year	956	600
– one year to five years	35
– over five years		6

	991	606

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

2.4.	SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF US GAAP
All references to IFRS-EU in this section refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.

2.4.1	VALUATION AND INCOME RECOGNITION DIFFERENCES BETWEEN IFRS-EU AND US GAAP
As discussed in section “Changes in accounting principles” on page F-8, ING Group adopted IFRS-EU as of 2005. The 2004 comparatives have been restated to comply with IFRS-EU. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies.
As a result, in the table provided on page F-9 the 2005 columns reconcile IFRS-EU (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS-EU excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS-EU and US GAAP as compared to 2004. Where applicable, the notes to differences between IFRS-EU and US GAAP discussed below refer separately to IFRS-EU 2005 and 2004.
An explanation of differences between IFRS-EU (applied in 2005) and IFRS-EU excluding IAS 32, IAS 39 and IFRS 4 (applied in 2004) is provided in section “Changes in accounting principles” under “Differences from implementing IAS 32/39 and IFRS 4 as of January 1, 2005” on page F-11.
Goodwill (2005 and 2004)
Under IFRS-EU, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is recognized on all acquisitions. When a reporting unit or a business is to be disposed of, goodwill associated with that reporting unit or business is included in the carrying amount of the reporting unit or business in determining the gain or loss on disposal. The difference as at January 1, 2004 may therefore result in differences in results on disposal. In addition, the transition difference may result in differences in impairments in future years. The amount of transition difference changes due to foreign currency translation effect.
The timing of the recognition of goodwill may be different under IFRS-EU and US GAAP since IFRS-EU requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
This item includes intangible assets and related amortization related to acquisitions before January 1, 2004, which under IFRS-EU were charged directly to equity as part of goodwill.
Real estate (2005 and 2004)
Investment property
Under IFRS-EU, investment property is measured at fair value, with changes in fair value recognized in the profit and loss account. No depreciation is recorded. Under US GAAP, investment property is measured at cost less depreciation and impairment. Depreciation is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS– (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Property in own use
Under IFRS-EU, property in own use is measured at fair value with changes in fair value recognized in equity. Negative revaluation reserves on a property-by-property basis are charged to the profit and loss account. Subsequent recoveries are recognized as income up to the original cost. Depreciation over the fair value is charged to the profit and loss account. On disposal any revaluation reserve remains in equity and any difference between the carrying amount of the property and the sales price is reported in the profit and loss account. Under US GAAP, property in own use is measured at cost less depreciation and impairment. Depreciation over the cost basis is charged to the profit and loss account. Realized results on disposal are reported in the profit and loss account. Impairments are an adjustment to the cost basis and are not reversed on subsequent recovery.
Sale and leaseback
Under IFRS-EU the gains and losses arising from a sale and operating leaseback transaction are recognized immediately, provided the transaction has been concluded at fair value. Under US GAAP, gains on a sale and operating leaseback transaction are generally amortized over the future period of the lease.
Debt securities (2005)
Held to maturity investments
Under IFRS-EU, assets designated as held-to-maturity at the date of implementing IFRS-EU (January 1, 2005) were recorded at the amortized cost value as at that date. Under US GAAP, these assets were transferred to held-to-maturity from available-for-sale at the January 1, 2005 fair value. The difference between fair value and amortized cost at January 1, 2005 is amortized over the remaining life. For assets designated as held-to-maturity after January 1, 2005 there is no difference between IFRS-EU and US GAAP.
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catchup method). Under US GAAP, for beneficial interests in recognized assets that are not of high credit quality, a prospective method is used which requires changing the existing yield to a new yield based on actual cash flows to date and the latest expected future cash flow profile of the assets. For other prepayment sensitive assets a new yield and retrospective adjustment is required.
Foreign currency translation
Under IFRS-EU, foreign currency translation results on translating the amortized cost of available-for-sale debt securities is included in the profit and loss account. The difference between fair value and amortized cost as translated into the functional currency is included in the revaluation reserve in equity. Under US GAAP all foreign currency translation results on available-for-sale debt securities are recognized in shareholders’ equity as part of the fair value adjustment (revaluation reserve).
Reversals of impairments
Under IFRS-EU, prior impairments on debt securities may be reversed if there is an increase in fair value that can be objectively related to a new event. Under US GAAP, impairments on debt securities are not reversed.
Debt securities (2004)
Valuation of fixed-interest securities
Under IFRS-EU excluding IAS 39 (2004), investments in fixed-interest securities are carried at redemption value. Differences between redemption value and cost are amortized to the profit and loss account over the remaining term of the investments concerned. Under US GAAP, securities which are available for sale are stated at fair value. Unrealized movements in the fair value are recognized in shareholders’ equity. Realized results on disposal are recognized immediately in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Realized gains/losses on disposal of investments in fixed-interest securities
Under IFRS-EU excluding IAS 39 (2004), the result on disposal of investments in fixed-interest securities, i.e. the difference between the proceeds from sale and the book value, is treated as a yield difference. These yield differences are taken to the profit and loss account over the remaining term of the investment portfolio. Under US GAAP, the result on disposal is immediately recognized in the profit and loss account.
Valuation of equity securities (2004)
Under IFRS-EU excluding IAS 39 (2004) and US GAAP, unrealized losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairment involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to hold securities with unrealized losses to full recovery. Under US GAAP, unrealized losses that are considered “other than temporary” are charged to the profit and loss account. The determination of “other than temporary” is primarily based on the duration and extent to which the market value has been below cost.
Derivatives and hedge accounting (2005)
Under IFRS-EU, hedge accounting is applied where possible. Accordingly, under IFRS-EU gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges. Under US GAAP, the Group has opted to not apply hedge accounting subject to items specifically designated as a hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges are marked-to-market through the income statement and no adjustments to hedged items are recognized.
Derivatives and hedge accounting (2004)
Under IFRS-EU excluding IAS 39 (2004), derivative financial instruments, primarily interest rate swap contracts, used to manage interest rate risk are accounted for as off-balance sheet transactions. The related interest income and expense is accounted for on a basis in conformity with the hedged position, primarily on an accrual basis. Transactions qualify as hedges if these transactions are identified as such and there is a negative correlation between the hedging results and the results of the position being hedged. Under US GAAP, derivatives are carried at fair value with changes in fair value recorded in income unless specified criteria are met to obtain hedge accounting treatment. Under US GAAP, the Group has opted to not applying hedge accounting subject to items specifically designated as a hedge under US GAAP (including certain hedges of net investments in foreign operations). Accordingly, under US GAAP all derivatives other than those designated as hedges are marked-to-market through the income statement and no adjustments to hedged items are recognized.
Fair value option (2005)
Under IFRS-EU, certain financial instruments are designated as “at fair value through profit and loss”. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in shareholders’ equity or as loans and receivables which are carried at amortized cost.
Deferred acquisition costs (2005 and 2004)
Under IFRS-EU, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS-EU and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
US GAAP deferred acquisition costs are adjusted, where applicable, (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
Provision for insurance liabilities (2005 and 2004)
Provision for life policyholders
Both under IFRS-EU and US GAAP, the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. The difference between IFRS-EU and US GAAP primarily concerns the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments. Adequacy testing of the provisions for life policy liabilities, net of unamortised policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a “premium deficiency”) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortised policy acquisition costs and value of business acquired. Reserve strengthening is recognised as an additional provision for insurance liabilities under IFRS-EU. Premium deficiencies are recognised under US GAAP as an adjustment to the current year’s value of business acquired, or if the deficiency is greater than the value of business acquired, it is recognised as a decrease in deferred acquisition costs and then as an increase in the provision for life policy liabilities. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP and the different confidence levels used in reserve adequacy testing, a premium deficiency may be recognised differently under US GAAP.
Furthermore, a shadow premium deficiency may arise under US GAAP when unrealised investment gains related to available-for-sale securities are included in the US GAAP adequacy testing as if the gains had been realised. This results in an adjustment to equity for any shadow premium deficiency calculated and an adjustment to the current year’s value of business acquired, deferred acquisition costs, or provision for life policy liabilities as above. This adjustment is recorded under US GAAP but is not recorded for IFRS-EU purposes.
Investment contracts (2005)
Under IFRS-EU, certain contracts that do not contain significant insurance risk are measured and presented as financial instruments and not as insurance contracts. Under US GAAP, these contracts are measured and presented as insurance contracts.
Deferred profit sharing (2005)
Under IFRS-EU, a deferred policyholder profit sharing liability is established for the realised and unrealised investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognised for legal obligations.
Employee benefits (2005 and 2004)
Unrecognized actuarial gains and losses
Under IFRS-EU, all previously unrecognized actuarial gains and losses were charged to equity at January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1, 2004.
Accumulated benefit obligation in excess of the fair value of the plan assets
Under US GAAP, an additional liability is recognized immediately in a situation where the accumulated benefit obligation exceeds the fair value of the plan assets and that exceeds the amount of the recorded unfunded accrued pension cost. The accumulated benefit obligation differs from the projected benefit obligation in that it does not take into account future salary increases. Under IFRS-EU, such additional liability is not recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Equity instruments (2005)
Under IFRS-EU, instruments with the legal form of equity but with fixed or determinable repayments or dividends are classified as ‘liabilities’. Under US GAAP, these instruments are classified as ‘equity’.
Provision for restructuring (2005 and 2004)
Under IFRS-EU, certain restructuring costs relating to employee terminations are recognized when a restructuring plan has been announced. Under US GAAP, liabilities related to termination benefits are recognized when incurred. Employee termination costs are generally considered to be incurred when certain criteria have been met and the plan has been communicated to employees (communication date). Liabilities are recognized on the communication date unless further service (beyond a minimum retention period) is required from the employee in which case costs are recognized as benefits are earned.
Associates and other equity investments (2005)
Differences arise between US GAAP and IFRS-EU for associates for which equity accounting is applied due to underlying differences between IFRS-EU and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Associates and other equity investments (2004)
Differences arise between US GAAP and IFRS-EU for associates for which equity accounting is applied due to underlying differences between IFRS-EU and US GAAP in the associates’ equity and profit and loss. These mainly relate to underlying differences in the accounting treatment for real estate.
Under IFRS-EU excluding IAS 39 (2004), equity participations are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account. Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercised by ING, by the equity method.
The criteria for the recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.
Loan loss provisioning (2005)
Under IFRS-EU, loan loss provisions are determined under a revised methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of credit risk assessment which were not considered on an individual basis. Accordingly, the alignment of US GAAP reporting with the change in estimation process on adoption of IFRS-EU in 2005 has resulted in a release of EUR 623 million (before tax) of the provision through the 2005 US GAAP profit.
Other (2005 and 2004)
Other includes the effect of certain other differences between IFRS-EU and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.4.2 RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET PROFIT TO US GAAP
Amounts in accordance with IFRS-EU

	Shareholders’ equity			Net profit
	2005	2004 (1)	2005	2004 (1)
Group equity / Profit for the period	38,425	27,550	7,515	6,031
Third-party interests	(1,689)	(3,481)	(305)	(276)

Equity / Net profit attributable to equityholders of the Company	36,736	24,069	7,210	5,755
Adjustments in respect of
Goodwill	3,837	4,046	(445)	(189)
Real estate	(1,899)	(2,538)	(76)	316
Debt securities	397	11,656	(405)	206
Valuation of equity securities				148
Derivatives and hedge accounting	590	(101)	794	425
Fair value option	155		29
Deferred acquisition costs and value of business acquired	(687)	(418)	(329)	(79)
Provision for insurance liabilities	277	(431)	151	282
Deferred profit sharing	2,691		11
Employee benefits	593	2,041	(120)	(64)
Equity instruments	296		14
Provision for restructuring	119	60	60	60
Associates and other equity investments	(1,115)	(138)	(424)	5
Loan loss provisioning			623
Other		37	(28)	1

Subtotal	5,254	14,214	(145)	1,111

Tax effect of the adjustments	493	3,521	188	204
Third-party interests in adjustments (after tax)	122	332	99	26

Total adjustments after tax	4,883	11,025	(234)	933

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	41,619	35,094	6,976	6,688

Cumulative effect of changes in accounting principles(2)				(91)

Amounts in accordance with US GAAP	41,619	35,094	6,976	6,597

(1)	In the table provided above the 2005 columns reconcile IFRS-EU (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS-EU excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS-EU and US GAAP as compared to 2004. See also note 2.4.1

(2)	The cumulative effect of changes in accounting principles in 2004 is EUR 91 million (after tax) as explained in note 2.4.10.(h).
2.4.3 RECONCILIATION FROM “IFRS-EU” TO “IFRS AS PUBLISHED BY THE IASB”
ING Group applies “IFRS-EU” as its basis of accounting. In comparison to “IFRS as published by the IASB”, IFRS-EU eliminates certain restrictions concerning hedge accounting for portfolio hedges of core deposits. ING Group has not yet implemented hedge accounting of core deposits and is currently considering adoption in 2006. Therefore, as at December 31, 2004 and December 2005, shareholders’ equity and net profit under “IFRS as published by the IASB” would not have been different from the amounts presented under “IFRS-EU”.
2.4.4 TRANSITIONAL PROVISIONS
The impact of implementing IFRS-EU is disclosed in section ”Impact of changes in accounting principles on net profit and equity” on page F-9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The transitional provisions applied by the company in implementing IFRS-EU are disclosed in section “Changes in accounting principles” on page F-8. The only transitional provision that provided the company with accounting alternatives that would have a significant impact on shareholders’ equity relates to the capitalization of Goodwill. Had the company capitalized goodwill fully retrospectively, shareholders’ equity would have been approximately EUR 3,837 million higher. This amount is the net of retrospective capitalization of approximately EUR 17,966 million, cumulative retrospective impairment of approximately EUR 13,541 million and other movements of EUR 588 million (mainly foreign currency differences).
This election has no impact on net income in future periods, unless (part of) this goodwill would become impaired or the related business units would be disposed.
2.4.5 NET PROFIT PER SHARE

	2005	2004
Net profit determined in accordance with IFRS-EU	7,210	5,755
Reconciling adjustments to net profit US GAAP	(234)	842

Net profit/(loss) determined in accordance with US GAAP	6,976	6,597

Weighted average ordinary shares outstanding	2,169.5	2,125.3

Basic earnings/(loss) per share:
IFRS-EU	3.32	2.71
US GAAP (excluding effects of changes in accounting principles)(1)	3.21	3.14
US GAAP (including effects of changes in accounting principles)(1)	3.21	3.10

(1)	The cumulative effect of changes in accounting principles in 2004 is EUR 91 million (after tax) as explained in note 2.4.10.(h).
2.4.6 PRESENTATION DIFFERENCES BETWEEN IFRS AS ADOPTED BY THE EU AND US GAAP
In addition to the differences in valuation and income recognition principles, other differences, essentially related to presentation, exist between IFRS-EU and US GAAP. Although these differences do not cause differences between IFRS-EU and US GAAP reported net profit and/or shareholders’ equity, it may be useful to understand them to better interpret the financial statements presented in accordance with IFRS-EU. The following is a summary of significant classification differences that pertain to the basic financial statements.
a.	Certain financial assets and liabilities are designated as assets/liabilities at fair value through profit and loss. Under US GAAP, the assets/liabilities at fair value through profit and loss designation does not exist and accordingly those assets/liabilities designated at fair value through profit and loss under IFRS-EU are classified based on their underlying characteristics.

b.	Funds received in financing transactions that involve the issuance of preferred shares (whether or not in conjunction with common shares) to banks are presented as a liability under Banks. Under US GAAP, such funds are presented as minority interest as the legal definition of equity is met.

c.	Premium income of the non-life operations is presented on a written basis, with the change in unearned premiums reported as an underwriting expenditure. Under US GAAP, non-life premium income is presented on an as earned basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
d.	Premiums collected on universal-life type contracts and insurance contracts that are not classified as investment contracts under IFRS-EU are reported as premium income and the allocation of these premiums to the provision for life policy benefits as an underwriting expense. Under US GAAP, premiums collected on these types of products are not reported as revenue in the profit and loss accounts; revenues from these products are the amounts assessed against policyholders and are reported in the period that the amounts are assessed unless evidence indicates that the amounts are designed to compensate for services provided over more than one period.

e.	Death and surrender benefits paid on universal-life type contracts and the corresponding release of the provision for life policy benefits are reported separately as underwriting expenses in the profit and loss accounts. Under US GAAP, these items are not reported separately; the amount of expense reported for these products is the amounts paid in excess of the related release of the provision for life policy benefits.

f.	Short-term and long-term borrowings are included in the following captions: funds entrusted to and debt securities of the banking operations and other liabilities. Under US GAAP, short-term borrowings are presented separately from long term borrowings.

g.	Special Purpose Entities (SPEs) are consolidated when it is determined that an entity is controlled by ING Group. Determination of whether ING controls an SPE depends on substance and is based on a consideration of such factors as voting interests, risks and rewards and benefits and the sponsor of the SPE. Under US GAAP, the approach to identifying whether an entity should consolidate a special purpose entity is different and is focused on which party, if any, holds interests that expose that party to a majority of the potential variability in expected losses or expected residual returns.

h.	Investments for the risk of policyholders, interest in investment pools and deposits with reinsurers are included in Investments. Under US GAAP, investments for the risk of policyholders that meets the definition of separate accounts are reported as such. Interests in investment pools and deposits with reinsurers are included in Other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.4.7 CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH US GAAP
The following is a condensed balance sheet of ING Group under US GAAP and IFRS-EU, for the years ended December 31, 2005 and 2004, restated to reflect the impacts of the valuation and income recognition differences as discussed in note 2.4.1 and presentation differences as discussed in note 2.4.6.

	2005	2005	2004[1]	2004
	US GAAP	IFRS-EU	US GAAP	IFRS-EU
Assets
Cash and balances with central banks	13,084	13,084	9,113	9,113
Amounts due from banks	47,466	47,466	45,421	45,084
Trading account assets	149,187	149,187	106,605	79,649
Investments for risk of policyholders	40,174	100,961	30,750	77,662
Separate accounts	60,787		46,912
Total investments	325,041	324,644	291,963	276,331
Loans and advances to customers	439,181	439,181	330,570	330,458
Reinsurance contracts	8,285	8,285	6,744	6,744
Goodwill	4,099	262	4,191	145
Deferred policy acquisition costs	11,903	12,590	10,010	10,428
Property and equipment	8,889	10,788	10,390	12,934
Participating interests	2,438	3,622	2,161	2,663
Other assets/receivables	48,793	48,569	25,589	25,180

Total assets	1,159,327	1,158,639	920,419	876,391

Liabilities
Short-term borrowings and current maturities of long term debt	56,018		51,835
Long-term borrowings, excluding current maturities	63,003		58,396
Deposits	465,712	465,712	349,241	349,241
Future policy benefits, claims reserves, other policyholder funds and unearned premiums	260,519	263,487	217,904	216,851
Banks	120,627	122,234	96,254	95,878
Trading account liabilities	92,058	92,058	79,848	53,841
Other liabilities	56,597	176,723	27,536	133,030

Total liabilities	1,114,534	1,120,214	881,014	848,841

Equity attributable to equity holders of the Company	41,619	36,736	35,094	24,069
Third-party interests	3,174	1,689	4,311	3,481

Group equity	1,159,327	1,158,639	920,419	876,391

(1)	Certain reclassifications to the 2004 US GAAP presentation are made to conform with the 2005 presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.4.8 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT IN ACCORDANCE WITH US GAAP
The following is a condensed income statement of ING Group, for the years ended December 31, 2005 and 2004, restated to reflect the impacts of the valuation and income recognition differences as discussed in note 2.4.1 and presentation differences as discussed in note 2.4.6.

	2005	2005	2004[1]	2004
	US GAAP	IFRS-EU	US GAAP	IFRS-EU
Income
Premium income	22,670	45,758	24,090	43,617
Investment income	10,722	10,894	11,049	10,379
Interest result banking operations	9,067	9,067	8,741	8,741
Commission income	3,747	3,747	3,779	3,779
Other income	1,754	1,675	2,074	1,643

Total income	47,960	71,141	49,733	68,159

Expenses
Underwriting expenditure	24,199	47,120	25,654	45,384
Other interest expenses	969	969	1,019	1,019
Operating expenses	14,036	13,973	13,552	13,541
Impairments/additions to the provision for loan losses	7	185	664	475

Total expenditure	39,211	62,247	40,889	60,419

Profit before tax	8,749	8,894	8,844	7,740

Taxation	1,567	1,379	1,910	1,709
Third-party interest	206	305	246	276

Net profit (excluding effect of changes in accounting principles)	6,976	7,210	6,688	5,755

Cumulative effect of changes in accounting principles			(91)

Net profit (including effect of changes in accounting principles)	6,976	7,210	6,597	5,755

(1)	Certain reclassifications to the 2004 US GAAP presentation are made to conform with the 2005 presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.4.9 RECENTLY ISSUED ACCOUNTING STANDARDS
SFAS 156
In March 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income, for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. The statement is effective for years beginning after September 15, 2006, with earlier adoption permitted. ING Group is currently evaluating the effect of the statement on the Group’s reconciliation of shareholders’ equity and net profit to US GAAP and the Group’s condensed consolidated balance sheet and profit and loss account in accordance with US GAAP basis.
SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments – an Amendment to FASB Statements No. 133 and 140” (“SFAS 155”), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. Among other things, the statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. ING Group is currently evaluating the effect of the statement on the Group’s reconciliation of shareholders’ equity and net profit to US GAAP and the Group’s condensed consolidated balance sheet and profit and loss account in accordance with US GAAP basis.
SFAS 154
In May 2005, the FASB issued statement of Financial Accounting Standards SFAS No. 154, “Accounting Changes and Error Corrections” SFAS 154. This statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 is effective January 1, 2006 for ING Group. ING Group does not expect that adoption of SFAS 154 will have a material impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP since the adoption of SFAS 154 will contribute to the alignment of International Financial Reporting Standards and US GAAP.
EITF 04-05
In June 2005, the Issues Task Force (“EITF”) reached a final consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights”. EITF 04-05 provides guidance on determining when a general partner should or should not consolidate a limited partnership in light of certain rights held by the limited partners. EITF 04-05 is effective after June 29, 2005 for all new limited partnership agreements and for pre-existing limited partnership agreements that are modified and must be adopted by January 1, 2006 for all other limited partnership agreements. The effective portion of the EITF 04-05 did not have a material impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP, or ING Group’s condensed consolidated balance sheet and profit and loss account on a US GAAP basis, and the impact on all other limited partnership agreements as of January 1, 2004 is also not expected to be material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
SOP 05-01
In September 2005, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs, unearned revenue and deferred sales inducements associated with the replaced contract.
The guidance in SOP 05-01 is effective for internal replacements occurring after January 1, 2007 and will be applied prospectively. Management has not yet completed its evaluation of the effect that SOP 05-01 will have but does not expect that the pronouncement will have a material effect on ING Group’s US GAAP equity and net profit.
FSP 115-1
In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”; carries forward the disclosure requirements included in the EITF 03-01 which have been effective and applied by ING Group since December 31, 2003; supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value”; and references existing other-than-temporary impairment guidance including FAS 115, “Accounting for Certain Investments in Debt and Equity Securities and SEC Staff Accounting Bulletin Topic 5M, “Other-Than-Temporary Impairment of Certain Investments in Debt and Equity Securities”. The FSP is effective January 1, 2006 and is not expected to have a material impact on ING Group’s US GAAP equity and net profit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
2.4.10 ADDITIONAL INFORMATION REQUIRED UNDER US GAAP
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
(a) Investments
The following tables show the (amortized) cost, the gross unrealized gains and losses and fair value of ING’s investments aggregated on a US GAAP basis by type of security for the years ended December 31, 2005 and December 31, 2004:

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value
December 31, 2005
Debt securities held-to-maturity	18,937	537	8	19,466

Debt securities available-for-sale:
– Dutch Government	6,931	603		7,534
– Foreign Government	93,867	6,681	201	100,347
– Corporate debt securities	81,475	2,220	489	83,206
– Asset-backed securities	88,079	622	889	87,812
– Other	10,151	281	90	10,342

Sub-total	280,503	10,407	1,669	289,241

Equity securities	11,422	5,134	90	16,466

Total	310,862	16,078	1,767	325,173

December 31, 2004
Debt securities available-for-sale:
– Dutch Government	6,699	484	1	7,182
– Foreign Government	82,127	5,688	84	87,731
– Corporate debt securities	97,414	3,816	259	100,971
– Asset-backed securities	75,151	1,144	329	75,966
– Other	6,568	324	93	6,799

Sub-total	267,959	11,456	766	278,649

Equity securities	8,204	2,404	152	10,456

Total	276,163	13,860	918	289,105

The following table shows the duration of unrealized losses that are not deemed to be other–than–temporarily impaired on a US GAAP basis for the year ended December 31, 2005 broken down by type of security and by the period of time for which the fair value was below cost price:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

		Between
	Less than	6 and 12	More than
	6 months	months	12 months
	below cost	below cost	below cost	Total
December 31, 2005
Debt securities held-to-maturity	7	1		8

Debt securities available-for-sale:
– Dutch Government
– Foreign Government	56	26	119	201
– Corporate debt securities	210	117	162	489
– Asset-backed securities	332	232	325	889
– Other	28	14	48	90

Sub-total	626	389	654	1,669

Equity securities	47	13	30	90

Total	680	403	684	1,767

		Between
	Less than	6 and 12	More than
	6 months	months	12 months
	below cost	below cost	below cost	Total
December 31, 2004
Debt securities available-for-sale:
– Dutch Government		1		1
– Foreign Government	29	17	38	84
– Corporate debt securities	79	55	125	259
– Asset-backed securities	124	118	87	329
– Other	37	5	51	93

Sub-total	269	196	301	766

Equity securities	67	26	59	152

Total	336	222	360	918

The debt and equity securities consist of investments with various issuers over several industry and geographical sectors. The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. The impairment review focuses on issuer specific developments regarding the financial condition of the issuer, taking into account the Group’s intent and ability to hold the securities with unrealized losses as at year-end until anticipated full recovery. Other factors considered in determining whether the assets are impaired include the evaluation of the level and trends of interest rates, trends and level of volatility in stock markets, financial condition of the issuer or counterparty, economic developments and expectations in the business segment in which the issuer or counterparty operates. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.
In accordance with Group policy, in 2005, an impairment of EUR 91 million for both IFRS-EU and US GAAP was recognized for unrealized losses related to equity securities classified as available-for-sale that had a significant or prolonged decline in fair value below cost. Further, an impairment of EUR 20 million was recognized under US GAAP relating to available-for-sale debt securities with unrealized losses for which it was determined that the Group as at December 31, 2005 did not have the intent to hold the securities until anticipated full recovery.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The Group has determined that the remaining unrealized losses on the company’s investments in debt securities and equity securities at December 31, 2005, are temporary in nature.
The Group does not consider the securities with unrealized losses for over 12 months as of December 31, 2005 to be impaired, due to one, or a combination, of the following factors:
– the market values securities are only insignificantly lower than the cost price
– the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows and the    Group has the intent and ability to hold these securities to anticipated full recovery, or
– the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been    lowered, reducing the market value of their securities.
Contractual maturities of the investments in debt securities:

		Held-to-
	Available-	maturity
	for-sale	debt
	debt	securities
	securities	Amortized
	Fair value	cost
December 31, 2005
– Within one year	17,600	1,408
– After 1 year through 5 years	67,034	6,241
– After 5 years through 10 years	88,445	9,755
– After 10 years	26,537	397
– Without maturity	1,813
– Mortgage-backed securities	87,812	1,136

Total	289,241	18,937

(b) Loans and advances to customers
Refer to page 102 of the “Selection statistical information on banking operations” for the summary of ING Group’s investments in impaired loans prepared in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”. This disclosure is incorporated by reference into these consolidated financial statements.
(c) Goodwill
Goodwill capitalized net of impairment for US GAAP purposes in 2005 and 2004 amounted to EUR 4,099 million and EUR 4,191 million, respectively.
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments. The difference as at January 1, 2004 as disclosed in note 2.4.1 on page F-132 may result in differences in impairments under IFRS-EU and US GAAP in future years.
The annual goodwill impairment test is performed in two steps:
In Step 1, ING Group determines the fair value of each reporting unit and compares this fair value to the carrying amount of the reporting unit. If that carrying amount exceeds the calculated fair value, ING Group is required to perform Step 2 of the goodwill impairment test.
In Step 2, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit in a manner similar to a purchase price allocation, in accordance with FAS 141, Business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill that is compared to the carrying value of goodwill. Goodwill impairment is recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.
With the exception of the reporting unit Latin America discussed below, there is no indication that goodwill is impaired as of December 31, 2005.
Goodwill for reporting unit Latin America was almost fully impaired in the 2002 transitional goodwill impairment test and an additional EUR 127 million related to the 49% interest in SulAmérica, accounted for under the equity method under IFRS-EU was written off in the annual goodwill test in 2003 and 2004. Remaining goodwill for Latin America totaled EUR 377 million prior to the 2005 impairment test and relates primarily to SulAmérica. Goodwill allocated to equity method investments is not tested for impairment in accordance with SFAS 142 but under APB 18, which requires that an other than temporary decline in value of an equity method investments is recognized in the profit and loss account. Goodwill for the acquisition of SulAmérica totaled EUR 354 million while the goodwill for ING Chile totaled EUR 23 million.
Since the acquisition of SulAmérica in 2002, the local economic environment and business conditions in Brazil have deteriorated, leading to higher interest rates and the devaluation of the Real. The decline in fair value was viewed as other than temporary and ING Group recognized an impairment charge of EUR 101 million in 2003 for US GAAP purposes. The fair value of the reporting unit, estimated using a discounted cash flow model decreased further in 2004 and the decrease was viewed as other than temporary. In 2004, ING Group has recognized an additional impairment charge of EUR 26 million for US GAAP purposes for goodwill allocated to the reporting unit Latin America.
In 2005, a valuation was performed on the business to determine the extent of future capital requirements of the Brazilian joint venture. The valuation incorporates continued deterioration of the health business and further worsening of the claims payment experience. Based on this study, the valuation was below the carrying value, supporting an additional impairment of EUR 311 million in 2005 to write-off all remaining goodwill for SulAmérica. The impairment charge had no impact on net income under IFRS-EU since the goodwill relates to an acquisition prior to January 1, 2004 and was therefore not capitalized under IFRS-EU.
The following tables show the carrying amount of goodwill recognized under US GAAP for the years ended December 31, 2005 and December 31, 2004:

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
	Europe	Americas	Pacific	Banking	Banking	Direct	Total
Balance as of December 31, 2004	306	604	845	846	572	700	3,873
Additions		12		53			65
Impairments		(311)					(311)
Changes in the composition of the Group	71	(71)		13	3	(16)
Exchange differences	18	49	107	4	10		188
Disposals	(14)	(15)	(25)	(24)	(36)		(114)

Balance as of December 31, 2005	381	268	927	892	549	684	3,701

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
	Europe	Americas	Pacific	Banking	Banking	Direct	Total
Balance as of December 31, 2003	277	695	903	819	574	684	3,952
Additions	29	48		26		16	119
Impairments		(26)					(26)
Changes in the composition of the Group Exchange differences		(13)	(58)	10	6		(55)
Disposals		(100)		(9)	(8)		(117)

Balance as of December 31, 2004	306	604	845	846	572	700	3,873

Goodwill capitalized net of impairments for US GAAP purposes in 2005 includes intangible assets of EUR 398 million (2004: EUR 318 million) which are recognized apart from goodwill and amortized over twenty years under US GAAP. Gross amount of intangible assets recognized under US GAAP is EUR 613 million, the accumulated amortization is EUR 130 million as of December 31, 2005. The accumulated exchange differences amount to EUR (85) million as of December 31, 2005.
The changes in the carrying amount of intangible assets for the years ended December 31, 2005 and December 31, 2004 are as follows:

	2005	2004
Opening balance	318	363
Additions	5
Amortization	(25)	(21)
Impairments
Changes in the composition of the Group	26
Exchange differences	74	(24)
Disposals

Closing balance	398	318

(d) Other borrowed funds — preference shares of group companies
In December 2000, ING Capital Funding Trust III (the “Trust III”), a wholly owned company of ING Group in the United States issued 1.5 million 8.439% non-cumulative guaranteed trust preference shares (the “8.439% trust preference shares”), with a liquidation preference of USD 1,000 per share, plus any accrued interest and unpaid dividend. The proceeds from the sale of the trust preference shares were invested in preference shares (“company preference shares”) of ING Capital Funding III LLC (“LLC III”), a limited liability company in the United States and a wholly owned company of ING Group. The LLC III has used the proceeds from the sale of its company preference shares to purchase subordinated notes of ING Group.
Trust III may redeem the trust preference shares for cash after December 31, 2010 or if certain special events occur. The company preference shares have substantially the same terms as the trust preference shares. ING Group has issued subordinated guarantees for the payment of the redemption price and the liquidation distribution on the trust preference shares and the company preference shares.
In 2005, ING Capital Funding Trust II, a wholly owned company of ING Group in the United States redeemed the 10 million 9.2% non-cumulative guaranteed trust preference shares that were issued in June 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
(e) Amounts due to banks
Funds received in financing transactions that involve the issuance of preferred shares may result in a classification difference between IFRS-EU and US GAAP as disclosed in note 2.4.6(b) on F-138. In 2003, an ING Group company in the United States issued USD 497.5 million 4.3136% preferred shares in combination with ordinary shares in such a transaction. The preferred rate was changed to 4.486% in 2004 in conjunction with the secondary offering described below. This transaction, while perpetual in nature, may be terminated at any time at thirty days notice by either the holder or ING Group through a liquidation of the subsidiary and repayment of the minority interest. In 2004, the same ING Group company in the United States issued a further USD 298.5 million 4.486% preferred shares in a similar transaction. In 2002, an ING Group company in the United States issued USD 790 million 4.5% preferred shares in combination with ordinary shares in a similar transaction. In 2005 the same ING Group company issued a further USD 300 million 3.99% preferred shares. ING Group may force redemption of these shares for cash at any time. In addition, the holder has the option for ING Group to repurchase the shares at fair value at any time. The funds received in both transactions have been used to finance the general activities of ING Group. This classification difference between IFRS-EU and US GAAP does not affect ING Group’s financial condition.
(f) Pension liabilities and other staff-related liabilities
The following amounts were recognized on a US GAAP basis.

	2005	2004
Prepaid benefit cost	(1,169)	(1,309)
Accrued benefit cost	924	1,416
Additional minimum liability	1,835	420
Intangible asset	(185)	(3)

Net amount recognized at end of year	1,405	524

Funded status reconciliation
A detailed reconciliation of the funded status at December 31, 2005 and 2004 including amounts recognized in the ING Group’s financial statements is presented in the following table:

	2005	2004
(Funded) or under-funded status at end of year	3,809	3,670
Unrecognized net actuarial gain or (loss)	(3,841)	(3,548)
Unrecognized prior service cost	(213)	(15)
Accumulated other comprehensive income	1,650	417

Net amount recognized at end of year	1,405	524

The accumulated benefit obligation for all defined benefit pension plans was EUR 13,001 million and EUR 10,424 million at December 31, 2005 and 2004, respectively.
The following table includes the information for those defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets:

	2005	2004
Projected benefit obligations	17,121	12,532
Fair value of the plan assets	13,312	9,841

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
The following table includes the information for those defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

	2005	2004
Accumulated benefit obligations	12,312	6,713
Fair value of the plan assets	11,814	6,305
The accumulated postretirement benefit obligation exceeds plan assets for all of ING’s other postretirement plans since they are unfunded.
(g) Stock-based compensation
In December 2004, the Financial Accounting Standards Board revised FAS No.123, “Share-Based Payments” (“FAS 123R”). FAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. FAS 123R is effective for the first reporting period beginning after June 15, 2005. However, ING Group has elected to early adopt FAS 123R to contribute to the alignment of US GAAP and IFRS-EU. ING Group has adopted FAS 123R prospectively as of January 1, 2005 without electing to restate results of prior periods. Under the modified prospective method, ING Group is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The accounting for share based payments under IFRS-EU and US GAAP will be substantially aligned with the transition difference running off at the point all awards issued during 2004 have vested. Adoption of FAS 123R did not have a material impact on ING Group’s shareholders’ equity and net profit on a US GAAP basis.
(h) Provision for insurance liabilities
In July 2003, the Accounting Standards Executive Committee (“AcSec”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). SOP 03-01 established several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts ING Group adopted SOP 03-01 as of January 1, 2004 and determined that it is affected by the SOP’s requirements to account for certain separate account arrangements as general account arrangements, to establish additional liabilities for certain guaranteed benefits and for products with patterns of cost of insurance charges that result in losses in later policy durations from the insurance benefit function, and to defer, amortize, and recognize separately sales inducements to contract holders. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 45 million (net of tax) in the 6 month period ended June 30, 2004.
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
In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid (“TPA”) to SOP 03-01. The TPA clarified certain key implementation issues with respect to SOP 03-01. ING Group adopted the TPA with an effective date as of January 1, 2004. The TPA had no impact on ING’s annuity business; there was an impact on ING’s interest-sensitive life insurance business. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 46 million (net of tax). This is in addition to the impact of the adoption of SOP 03-01, in the first quarter of 2004 for a total cumulative effect of EUR 91 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts are in millions of euros, unless stated otherwise
Under IFRS-EU, the cumulative effect of a change in accounting principle is reported in shareholders’ equity and resulted in a reduction to shareholders’ equity of EUR 91 million. Under US GAAP, the cumulative effect of a change in accounting principle is reported in net income and resulted in a reduction to net income of the same amount.
Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners and policyholders who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners and policyholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the company. Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds which are managed by the company or its affiliates, or in other selected mutual funds not managed by the company or its affiliates.
Separate account assets are carried at fair value and shown as separate captions in the Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains and losses of the separate accounts, however, are not reflected in the Profit and Loss accounts. The Statements of Cash Flows do no reflect investment activity of the separate accounts.
Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for separate presentation in the Balance Sheets, and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account.
(i) Other liabilities – Provision for Reorganizations and Relocations
In May 2005, a cost-initiative program was announced for Nationale-Nederlanden. A reduction of the workforce by 1,000 positions is expected by the end of 2007, with total severance costs of EUR 84 million expected over the same period. As of December 31, 2005, EUR 39 million was recognized under IFRS-EU in relation to this program as reorganization and relocation expense and approximately 500 positions have been eliminated.
In the second half of 2005, an efficiency program was announced to further streamline the processes and organization of ING’s Operations & IT division in the Benelux, primarily related to ING’s banking operations. The program consists of the elimination of 950 positions within the Operations & IT division (144 positions eliminated as of December 31, 2005); the outsourcing of 2,200 positions to current suppliers; and, the reduction of 1,400 external staff through the non-renewal of current contracts. Approximately EUR 177 million is estimated to be recognized through 2008 for this program. As of December 31, 2005, approximately EUR 68 million has been recognized under IFRS-EU in relation to this program.
In 2004, EUR 41 million was recognized to streamline the International Network of Wholesale Banking, as part of a strategy to focus on core products and clients. This streamlining includes the elimination of approximately 400 jobs in Asia, the United Kingdom and the Americas, primarily in back-office and IT functions. As of December 31, 2005, all 400 jobs have been eliminated. Also in 2004, EUR 60 million was recognized under IFRS-EU for the restructuring activities at ING-BHF Bank.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Executive Board of ING Bank N.V.
We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years in the two year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We serve as principal auditor of ING Bank N.V. In our position we did not audit assets constituting 21% in 2005 and 23 % in 2004, and total income constituting 22% in 2005 and 22 % in 2004 of the consolidated totals of ING Bank N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to parts not audited by us, is based totally on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of its their operations and its their cash flows for each of the years in the two year period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.
As further described in the notes the consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As allowed upon initial adoption of IFRS, ING Bank N.V. has elected to adopt the International Accounting Standard 32 and 39 regarding financial instrument accounting and disclosures, and IFRS 4 regarding accounting for insurance contracts on a prospective basis effective January 1, 2005.
Amsterdam, the Netherlands
March 6, 2006
KPMG Accountants N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 TO THE SHAREHOLDERS’ MEETING OF ING BELGIUM NV/SA
In accordance with the legal and statutory requirements, we report to you on the performance of the audit mandate which has been entrusted to us.
We have audited the consolidated balance sheets of ING Belgium SA/NV and subsidiaries as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts for each of the two years in the period ended December 31, 2005 prepared in accordance with the legal and regulatory requirements in Belgium (not presented separately herein).
We have also carried out the specific additional audit procedures required by law.
The preparation of the consolidated financial statements and the assessment of the information to be included in the consolidated directors’ report, are the responsibility of the board of directors.
Our audit of the consolidated financial statements was carried out in accordance with the auditing standards applicable in Belgium, as issued by the Institut des Réviseurs d’Entreprises/Instituut der Bedrijfsrevisoren and the standards of the Public Company Accounting Oversight Board (United States).
Unqualified audit opinion on the consolidated financial statements
The above mentioned auditing standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.
In accordance with those standards, we considered the group’s administrative and accounting organisation, as well as its internal control procedures. Company officials have responded clearly to our requests for explanations and information. We have examined, on a test basis, the evidence supporting the amounts included in the consolidated financial statements. We have assessed the accounting policies, the consolidation principles, the significant accounting estimates made by the company and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, taking into account the legal and regulatory requirements applicable in Belgium, the consolidated financial statements referred to above present fairly, in all material respects, the group’s assets, liabilities and consolidated financial position as of December 31, 2005 and 2004 and the consolidated results of the operations for each of the two years in the period ended December 31, 2005.
Additional certifications and information
We supplement our report with the following certifications and information which do not modify our audit opinion on the consolidated financial statements:

-	The consolidated directors’ report includes the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the group is facing, and of its situation, its foreseeable evolution or the significant influence of certain facts on its future development. We can nevertheless confirm that the matters disclosed do not present any obvious contradictions with the information of which we became aware during our audit.

-	As disclosed in the notes to the consolidated financial statements (accounting policies) and the consolidated directors’ report, the internal security fund and the fund for general banking risks have been reversed during 2005. This reversal has positively impacted the consolidated profit for the year 2005 by ? 668 million.
Brussels, March 20, 2006
Ernst & Young Réviseurs d’Entreprises SCC (B 160)
represented by

Danielle Vermaelen	Ludo Swolfs
Partner	Partner

GLOSSARY
AMORTIZED COST
The amount at which the financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectability.
ASSOCIATE
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.
AVAILABLE-FOR-SALE FINANCIAL ASSETS
Those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through profit and loss.
BIS
The Bank for International Settlements (BIS) is an international organization which fosters international monetary and financial co-operation and serves as a bank for central banks. BIS has set a minimum for the solvency ratio reflecting the relationship between capital and risk weighted assets. The ratio should at least be 8%.
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

GLOSSARY
DEFERRED TAX ASSETS
The amounts of income tax recoverable in future periods in respect of:

–	deductible temporary differences;

–	the carry forward of unused tax losses; and

–	the carry forward of unused tax credits.
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
FINANCIAL ASSET
Any asset that is:

–	a contractual right to receive cash or another financial asset from another company;

–	a contractual right to exchange financial instruments with another company under conditions that are potentially favourable; or

–	an equity instrument of another company.
FINANCIAL INSTRUMENTS
Financial instruments are contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.
FINANCIAL LIABILITY
Any liability that is a contractual obligation:

–	to deliver cash or another financial asset to another company; or

–	to exchange financial instruments with another company under conditions that are potentially unfavourable.
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

GLOSSARY
HELD-TO-MATURITY INVESTMENTS
Non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity other than:
a.	those that the entity upon initial recognition designates as at fair value through profit and loss;

b.	those that the entity designates as available for sale; and

c.	those that meet the definition of loans and receivables.
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
NET ASSET VALUE
The net asset value is used in the equity method of accounting. The initial net asset value of the investment is determined by the fair value of the assets and liabilities of the investee. After the initial valuation of assets and liabilities of the investee at fair value, the assets and liabilities of the investee are valued in accordance with the accounting principles of the investor. The profit and loss account reflects the investor’s share in the results of operations of the investee.
NET PREMIUMS WRITTEN
Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.
NOTIONAL AMOUNTS
Notional amounts represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.
OPERATING LEASE
A lease other than a finance lease.

GLOSSARY
OPTION CONTRACTS
Option contracts give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a limited period of time a financial instrument or currency at a contracted price that may also be settled in cash. Written options are subject to market risk, but not to credit risk since the counterparties have already performed in accordance with the terms of the contract by paying a cash premium up front.
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
PLAN ASSETS
Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:

–	are held by an entity (a fund) that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits; and

–	are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit obligations of the plan or the reporting enterprise or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.
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
PREMIUMS EARNED
That portion of net premiums written in current and past periods which applies to the expired portion of the policy period, calculated by subtracting movements in unearned premium reserves from net premiums.
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

GLOSSARY
QUALIFYING ASSET (WITHIN THE MEANING OF BORROWING COSTS)
A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.
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
THIRD-PARTY INTERESTS
That part of the net results and of net assets of a subsidiary attributable to an interest which is not owned, directly or indirectly, by the parent.
TIER-1 CAPITAL
The tier-1 capital is also referred to as the core capital of ING Bank. It comprises paid up share capital, reserves excluding revaluation reserves, fund for general banking risks, retained earnings, third-party interests.
TIER-1 RATIO
The tier-1 ratio is reflecting the tier-1 capital of ING Bank as a percentage of its total risk weighted assets. The minimum set by the Dutch central bank is 4%.
TRADING PORTFOLIO
The trading portfolio comprises those financial instruments which are held to obtain short-term transaction results, to facilitate transactions on behalf of clients or to hedge other positions in the trading portfolio.
TREASURY BILLS
Generally short-term debt certificates issued by a central government. Dutch Treasury Certificates are regarded as Dutch Treasury bills.
WARRANT
A financial instrument that gives the holder the right to purchase ordinary shares

SCHEDULE I — SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
Amounts are in millions of euros

					Amount
					at which
Column A			Column D		shown in the
Type of investment	Column B	Column C	Cost	Fair value	balance sheet
DEBT SECURITIES
Debt securities held to maturity			18,937	19,466	18,937
Debentures/available-for-sale
– Dutch governments			6,931	7,534	7,534
– Foreign governments			93,867	100,346	100,346
– Public utilities			9,648	9,793	9,793
– Asset-backed securities			88,079	87,812	87,812
– Redeemable preference shares/sinking fund			303	326	326
– All other corporate bonds			81,675	83,430	83,430

SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
– Public utilities			224	251	251
– Banks, trusts and insurance companies			3,120	4,318	4,318
– Industrial and all others			4,764	7,584	7,584
Preference shares			3,314	4,313	4,313

Total investments			310,862	325,173	324,644

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

						Column
						G
						Net in-
						vestment	Column
						income	H
		Column				(including	Bene-	Column
		C		Column		other in-	fits,	I
	Column	Future		E		come and	claims,	Amortiza-
	B	policy	Column	Other		other ex-	losses	tion of	Column
	Deferred	benefits,	D	policy		penses)	and	deferred	J	Column
	policy	losses,	Un-	and	Column	allocated	settle-	policy	Other	K
Column	acquis-	claims,	earned	claims	F	to under-	ment	acqui-	opera-	Pre-
A	tion	and loss	pre-	benefits	Premium	writing	ex-	sition	ting ex-	miums
Segment	costs	expenses	miums	payable	revenue	accounts	penses	costs	penses	written
2005
Life	9,114	239,789		4,195	37,114	8,406	38,653	1,149	3,051	37,114
Non-life	490	8,202	2,835	181	6,133	968	3,519	326	1,944	6,087

Total	9,604	247,991	2,835	4,376	43,247	9,374	42,172	1,475	4,995	43,201

2004
Life	9,999	199,355		808	35,356	8,499	36,626	1,808	2,774	35,356
Non-life	429	7,377	2,509	58	5,813	1,323	3,352	219	1,891	5,886

Total	10,428	206,732	2,509	866	41,169	9,822	39,978	2,027	4,665	41,242

SCHEDULE IV — REINSURANCE
Amounts are in millions of euros

							Column F
							Percen-
				Column D	Column E		tage
				Ceded to	from	Assumed	of amount
			Column C	other	other com-	Net	assumed
Column A	Column B	Gross	amount	companies	panies	amount	to net
2005 PREMIUMS
– Life			37,644	2,031	1,501	37,114	4.0%
– Non-life			6,556	526	57	6,087	0.9%

Total Premiums			44,200	2,557	1,558	43,201	3.6%

Life insurance in force			1,156,186	326,542	147,766	977,410	15.1%

2004 PREMIUMS
– Life			35,532	1,619	1,443	35,356	4.1%
– Non-life			6,592	756	50	5,886	0.8%

Total Premiums			42,124	2,375	1,493	41,242	3.6%

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column
G
Net
invest-
ment
income
(inclu-
ding
		Column				other
		C	Column			income	Column
	Column	Reserves	D			and other	H			Column
	B	for	Discount,			expenses)	Claims and claims			J
	Deferred	unpaid	if any,			allocated	adjustment		Column	Paid	Column
Column	policy	claims &	deducted	Column	Column	to	expenses incurred		I	claims	K
A	acqui-	claims	in	E	F	non-life	related to		Amortiza-	& claims	Pre-
Affiliation	sition	adjusted	Column	Unearned	Earned-	opera-	accident years		tion of	adjusted	miums
with the registrant	costs	expenses	C	premiums	premiums	tions	Current	Prior	DPAC (1)	expenses	written
2005
Consolidated Non-life entities	490	8,202	206	2,835	6,133	968	3,797	(520)	326	3,568	6,087

2004
Consolidated Non-life entities	429	7,378	295	2,509	5,813	1,323	3,609	(188)	219	3,294	5,886

(1)	DPAC: Deferred policy acquisition costs