Form 20-F
period 2006-12-31
ING GROEP NV
filed 2007-04-20
CIK 1039765

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

Ordinary shares, nominal value EUR 0.24 per Ordinary share	2,205,092,650
Bearer Depositary receipts in respect of Ordinary shares	2,204,400,319
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☑       ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Yes ☐       ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☑      Accelerated filer ☐      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17       Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐       ☑ No

This page has been intentionally left blank

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
Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.3108, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 6, 2007.
Except as otherwise noted, financial statement amounts set forth in this Annual Report are presented in accordance with International Financial Reporting Standards as adopted by the European Union (“EU”). In this document the term “IFRS-EU” is used to refer to International Financial Reporting Standards as adopted by the EU including the decisions ING Group made with regard to the options available under International Financial Reporting Standards as adopted by the EU. Refer to Note 2.1 of the consolidated financial statements for further discussion of the basis of presentation. IFRS-EU differs in certain significant respects from U.S. GAAP. Reference is made to Note 2.4 of Notes to the consolidated financial statements for a description of the significant differences between IFRS-EU and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.
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
As part of its continuous review activities on filings of companies listed in the US, the Securities and Exchange Commission (SEC) has reviewed ING Group’s 2005 Form 20-F, which includes ING Group’s 2005 Annual Accounts. ING is fully cooperating with this review. As of the date of this Annual Report, the review is not yet finalized.

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

PART I
Item 1. Identity Of Directors, Senior Management And Advisors
Not Applicable.
Item 2. Offer Statistics And Expected Timetable
Not Applicable.
Item 3. Key Information
The selected consolidated financial information data set forth below is derived from the consolidated financial statements of ING Group. ING Group adopted IFRS as adopted by the EU as of 2005. The 2004 figures have been restated to comply with IFRS-EU. However, as permitted under IFRS 1, First-time adoption of International Financial Reporting Standards (“IFRS 1”), the 2004 comparatives exclude the impact of IAS 32, Financial Instruments; Disclosure and Presentation (“IAS 32”), IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 4, Insurance Contracts (“IFRS 4”), which were implemented starting from January 1, 2005.
IFRS-EU differs in certain significant respects from U.S. GAAP. Refer to Note 2.4.to the consolidated financial statements for a description of the significant differences between IFRS-EU and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

	Year ended December 31,
	2006	2006(3	2005(3	2004(3
	USD(2	EUR	EUR	EUR
	(in millions, except amounts
	per share and ratios)
IFRS-EU Consolidated Income Statement Data(1
Income from insurance operations:
Gross premiums written:
Life	53,089	40,501	39,144	36,975
Non-life	8,301	6,333	6,614	6,642

Total	61,390	46,834	45,758	43,617
Commission income	2,144	1,636	1,346	1,198
Investment and & Other income	14,645	11,172	10,299	10,787

Total income from insurance operations	78,179	59,642	57,403	55,602
Income from banking operations:
Interest income	77,681	59,262	48,342	25,471
Interest expense	65,444	49,927	39,180	16,772

Net interest result	12,237	9,335	9,162	8,699
Investment income	633	483	937	363
Commission	3,514	2,681	2,401	2,581
Other income	2,223	1,696	1,348	1,035

Total income from banking operations	18,607	14,195	13,848	12,678
Total income(4	96,502	73,621	71,120	68,159

Expenditure from insurance operations:
Life	63,873	48,728	47,156	44,988
Non-life	7,837	5,979	6,269	6,292

Total expenditure from insurance operations	71,710	54,707	53,425	51,280
Total expenditure from banking operations	12,046	9,190	8,932	9,260

Total expenditure(4,5	83,473	63,681	62,226	60,419

Profit before tax from insurance operations:
Life	4,504	3,436	2,666	2,647
Non-life	1,965	1,499	1,312	1,675

Total	6,469	4,935	3,978	4,322
Profit before tax from banking operations	6,561	5,005	4,916	3,418

Profit before tax	13,030	9,940	8,894	7,440
Taxation	2,500	1,907	1,379	1,709
Third-party interests	447	341	305	276

Net profit	10,083	7,692	7,210	5,755

Dividend on Ordinary shares	3,755	2,865	2,588	2,359
Addition to shareholders’ equity	6,327	4,827	4,622	3,396
Net profit attributable to equity holders of the Company	10,083	7,692	7,210	5,755
Ordinary share attributable to equity holders of the Company(6	4.68	3.57	3.32	2.71
Distributable net profit per Ordinary share(6	4.68	3.57	3.32	2.71
Net profit per Ordinary share and Ordinary share equivalent (fully diluted)(6	4.64	3.54	3.32	2.71
Dividend per Ordinary share(6	1.73	1.32	1.18	1.07
Interim Dividend	0.77	0.59	0.54	0.49
Final Dividend	0.96	0.73	0.64	0.58
Number of Ordinary shares outstanding (in millions)	2,205.1	2,205.1	2,204.9	2,204.7
Dividend pay-out ratio(7	37.0%	37.0%	35.5%	39.5%

	2006	2006	2005	2004	2003	2002
	USD	(EUR millions)
U.S. GAAP Consolidated Income Statement Data
Total income	62,378	47,588	47,960	49,733	48,025	49,316

Net profit U.S. GAAP, excluding cumulative effects	8,949	6,827	6,976	6,688	4,512	3,476
Cumulative effects of changes in accounting principles				(91)		(13,103)

Net profit U.S. GAAP, including cumulative effects(8,9	8,949	6,827	6,976	6,597	4,512	(9,627)
Net profit per Ordinary share and Ordinary share equivalent(5	4.16	3.17	3.21	3.10	2.23	(5.00)

	Year ended December 31,
	2006	2006(3	2005(3	2004(3
	USD(2	EUR	EUR	EUR
	(in billions, except amounts
	per share and ratios)
IFRS-EU Consolidated Balance Sheet Data1)
Total assets	1,607.4	1,226.3	1,158.6	876.4
Investments:
Insurance	184.2	140.5	144.5	112.1
Banking	224.3	171.1	180.1	164.2

Total	408.5	311.6	324.6	276.3
Loans and advances to customers	621.8	474.4	439.2	330.5
Insurance and investment contracts:
Life	311.8	237.9	232.1	205.5
Non-life	13.2	10.1	12.8	11.4
Investment contracts	27.1	20.7	18.6

Total	352.1	268.7	263.5	216.9
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	371.1	283.1	269.4	219.4
Other deposits and bank funds	280.0	213.6	196.3	129.8

Total	651.1	496.7	465.7	349.2
Amounts due to banks	158.3	120.8	122.2	95.9
Share capital (in millions)	2,292.1	2,292.1	2,292.0	2,291.8
Shareholders’ equity	50.2	38.3	36.7	24.1
Shareholders’ equity per Ordinary share(6	23.31	17.78	16.96	12.95
Shareholders’ equity per Ordinary share and Ordinary share equivalent(6	23.31	17.78	16.96	12.95

	2006	2006	2005	2004	2003	2002
	USD	(EUR millions)
U.S. GAAP Consolidated Balance Sheet Data
Total assets	1,610.2	1,228.4	1,159.3	920.4	818.8	762.5
Shareholders’ equity	53.2	40.6	41.6	35.1	28.0	25.1
Shareholders’ equity per Ordinary share and Ordinary share equivalent(5	24.75	18.88	19.21	16.00	13.27	12.61

(1	Selected historical financial data is based on financial statements prepared in accordance with IFRS-EU and accordingly is shown for the three years subsequent to the date of transition to IFRS

(2	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.3108 to EUR 1.00, the noon buying rate in New York City on March 6, 2007 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(3	For the impact of divestments in 2006, 2005 and 2004 refer to “Item 5. Operating and Financial Review and Prospects” .

(4	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1. to the consolidated financial statements.

(5	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and Prospects — Liquidity and capital resources”.

(6	Net profit per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary shares in issue. The computation is based on daily averages, and in case of exercised warrants, the day of exercise is taken into consideration.

(7	The dividend pay-out ratio is based on net profit attributed to equity holders of the Company.

(8	As of January 2002, SFAS 142 under U.S. GAAP requires that goodwill is tested for impairment annually. This change resulted in a non-cash transitional impairment loss in 2002, related to the carrying value of goodwill as of December 31, 2001 of EUR 13,103 million, which was required to be recognized under U.S. GAAP net profit in 2002 as the cumulative effect of changes in accounting principles.

(9	Upon adoption of SOP 03-1, “Accounting and Reporting by Insurance Enterprises for certain Nontraditional long-duration contracts and for separate Accounts”, and the related Technical Practice Aid (“TPA”) effective January 1, 2004, ING Group recognized a cumulative effect of change in accounting principle of EUR 91 million. See note 2.4.8(g) of the consolidated financial statements for further information on this change.
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

		U.S. dollars per euro
		Average
Calendar Period	Period End(1	Rate(2	High	Low
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.2074	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2397	1.3476	1.1670
2006	1.3197	1.2661	1.3327	1.1860
2007 (through March 6, 2007)(2	1.3108	1.3112	1.3286	1.2904

(1	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 Foreign currency translation to the consolidated financial statements.

(2	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The table below shows the high and low exchange rate of U.S. dollars per euro for the last six months

	High	Low
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3164	1.2933
March 2007 (through March 6, 2007)	1.3182	1.3094
The Noon Buying Rate for euros on December 31, 2006 was EUR 1.00 = $ 1.3197 and the Noon Buying Rate for euros on March 6, 2007 was EUR 1.00 = $ 1.3108.

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
Factors such as interest rates, exchange rates, consumer spending, business investment, real estate market, government spending, the volatility and strength of the capital markets, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. For example, in an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investment and consumer spending, the demand for banking and insurance products would be adversely affected and our reserves and provisions would likely increase, resulting in lower earnings. Similarly, a downturn in the equity markets could cause a reduction in commission income we earn from managing portfolios for third parties, as well as income generated and capital base from our own proprietary portfolios, each of which is generally tied to the performance and value of such portfolios. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. In addition, a mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or result from operations of our banking and insurance businesses.
Because our life and non-life insurance and reinsurance businesses are subject to losses from unforeseeable and/or catastrophic events, which are inherently unpredictable, our actual claims amount may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net profits and have an adverse effect on our results of operations.
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
Because we operate in highly regulated industries, laws, regulations and regulatory policies or the enforcement thereof that govern activities in our various business lines could have an effect on our reputation, operations and net profits.
We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may also change at any time in ways which have an adverse effect on our business, and it is difficult to predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulation is becoming increasingly more extensive and complex and regulators are focusing increased scrutiny on the industries in which we operate, often requiring additional Company resources. These regulations can serve to limit our activities, including through our net capital, customer protection and market conduct requirements, and restrictions on businesses in which we can operate or invest. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretation or conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, or we fail to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, amongst other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.
RISKS RELATED TO THE COMPANY
Because we operate in highly competitive markets, including in our home market, we may not be able to further increase, or even maintain, our market share, which may have an adverse effect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. We derived approximately 34% of our profit before tax in 2006 from the Netherlands. Based on geographic division of our operating profit, the Netherlands is our largest market for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN Amro Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, Fortis and Aegon. We derived approximately 19% of our profit before tax in 2006 from the United States. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors.
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

Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life business. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our (potential) reinsurance receivables as of December 31, 2006, the greatest exposure after collateral to an individual reinsurer was approximately 33%, approximately 18% related to four other reinsurers and the remainder of the reinsurance receivables balance related to various other reinsurers. The inability of any one of these reinsurers to meet its financial obligations to us could have a material adverse effect on our net profits and our financial results.
Because we use assumptions about factors to determine the insurance provisions, deferred acquisition costs (DAC) and value of business added (VOBA), the use of different assumptions about these factors may have an adverse impact on our results of operations.
The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of DAC and VOBA are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g. lapses, persistency, etc.) and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
For example, in Taiwan, the adequacy of provisions for life policies are highly sensitive to interest rates and other assumptions and can only be reliably estimated within broad ranges which may vary significantly from period to period. If the interest rates as at December 31, 2006 had been 1% lower, these Taiwan provisions would have been inadequate at the 50% confidence interval and, consequently, an amount of approximately EUR 1.5 billion (after tax) would have been included as a charge in the profit and loss account, reflecting the amount necessary to bring reserves to a best estimate level.
Because we use assumptions to model client behaviour for the purpose of our market risk calculations, the difference between the realization and the assumptions may have an adverse impact on the risk figures.
We use assumptions in order to model client behaviour for the risk calculations in our banking and insurance books. Assumptions are used to determine insurance liabilities, the price sensitivity of savings and current accounts and to estimate the embedded optionality risk in the mortgage and investment portfolios. The realization or use of different assumptions to determine the client behaviour could have material adverse effect on the calculated risk figures and ultimately future results.
Because we also operate in markets with less developed judiciary and dispute resolution systems, in the event of disputes in these markets, the quality and the effectiveness of such systems could have an adverse effect on our operations and net results.
In the less developed markets in which we operate, judiciary and dispute resolution systems may be less developed. As a result in case of a breach of contract we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defense against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and net result.
Because we are a financial services company and we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.
When new financial products are brought to the market, communication and marketing aims to present a balance view of the product (however there is a focus on potential advantages for the customers). Whilst we engage in a due diligence process when we develop products, if the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations, customers may file claims against us. Such claims could have an adverse effect on our operations and net result.

Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to the Company, other well-known companies and the financial services industry generally.
Adverse publicity and damage to ING’s reputation arising from its failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well known companies, increasing regulatory and law enforcement scrutiny of “know your customer” anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by ING to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputational harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in cease and desist orders, suits, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable.
Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99% of our Ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions, which could affect your rights as a shareholder.
While holders of our bearer receipts are entitled to attend and speak at the General Meetings of Shareholders, voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (“the Trust”) holds more than 99% of our Ordinary shares, and exercises the voting rights attached to the Ordinary shares (for which bearer receipts have been issued). Holders of bearer receipts who attend – in person or by proxy – the General Meeting of Shareholders must obtain voting rights by proxy from the Trust. Holders of bearer receipts and holders of the ADSs (American Depositary Shares) representing the bearer receipts, who do not attend the General Meeting of Shareholders, may give binding voting instructions to the Trust. See “Item 7. Major Shareholders and Related Party Transactions – Voting of the Ordinary shares underlying bearer receipts by the Trust”. The Trust is entitled to vote any Ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to make use of the voting rights attached to the Ordinary shares in the interest of the holders of bearer receipts, while taking into account
•	our interests;

•	the interests of our affiliates; and

•	the interests of our other stakeholders.
in such a way that all interests are balanced and safeguarded as effectively as possible. The Trust may, but has no obligation to, consult with the holders of bearer receipts or ADSs in exercising its voting rights in respect of any Ordinary shares for which it is entitled to vote. These arrangements differ from practices in other jurisdictions, and accordingly may affect the rights of the holders of bearer receipts or ADSs and their power to effect the Company’s business and operations.
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
The share price of our bearer receipts and our ADSs has been volatile in the past due, in part, to the high volatility in the securities markets generally and more particular in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:
•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	a downgrade or review of our credit ratings;

•	potential litigation or regulatory action involving ING Group or sectors we have exposure to through our insurance and banking activities;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and general market circumstances.

Because we are incorporated under the laws of the Netherlands and most of the members of our Supervisory and Executive Board and many of our officers reside outside of the United States, it may be difficult for you to enforce judgments against us or the members of our Supervisory and Executive Boards or our officers.
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
Telephone +31 20 541 5411
Mission
We want to deliver our financial products and services in the way our customers want them delivered: with exemplary service, maximum convenience and at competitive prices. This is reflected in our mission statement: to set the standard in helping our customers manage their financial future.
Profile
ING provides a broad range of insurance, banking and asset management services and is a top-15 global financial institution (based on market capitalisation). We serve more than 60 million customers in Europe, the United States, Canada, Latin America, Asia and Australia. We draw on our experience and expertise, our commitment to excellent service, and our global scale to meet the needs of a broad customer base, comprising individuals, small businesses, large corporations, institutions and governments.
Strategy
ING’s overall ambition is to create value for its shareholders: to give them a higher total return than the average of that of our peers over the longer term. To achieve that, we steer our business towards value creation through growth and return and aim to keep improving the execution of our business fundamentals. We want to excel at what we do and focus on delivering outstanding service to our costumers and on firmly managing costs, risks and reputation. We invest in growth, and to this end ensure we are in businesses and markets with good long-term growth potential. Retirement services, ING Direct, and our life insurance activities in developing markets are all good examples of this. In many cases we are also able to outgrow the competition in mature markets by focusing on selective product and client segments.
Stakeholders
ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders: customers, shareholders, employees, business partners and society at large. ING strives to be a good corporate citizen.
Corporate responsibility
ING wants to pursue profit on the basis of sound business ethics and respect for its stakeholders. Corporate responsibility is therefore a fundamental part of ING’s strategy: ethical, social and environmental factors play an integral role in our business decisions.
CHANGES IN PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
Reference is made to Note 2.1. Changes in accounting principles.
CHANGES IN THE COMPOSITION OF THE GROUP
In June 2006, ING sold its U.K. brokerage unit Williams de Broë Plc for EUR 22 million. The sale is part of ING Group’s strategy to focus on core businesses. The result on the sale is subject to closing adjustments. The net loss recognised in 2006 was EUR 9 million.

In September 2006, ING sold its 87.5% stake in Deutsche Hypothekenbank AG, a publicly listed mortgage bank in Germany, as part of ING’s strategy to focus on its core business. The sale resulted in a net loss of EUR 83 million.
In October 2006, ING acquired 100% of ABN AMRO Asset Management (Taiwan) Ltd, a registered Securities Investment Trust Enterprise, for EUR 65 million. The purchase will strengthen ING’s existing position in asset management activities in Taiwan.
In October 2006, ING acquired 58% of Summit Real Estate Investment Trust (Summit REIT) for an amount of EUR 2,132 million. Summit REIT owns a portfolio of high-quality light industrial properties in major markets across Canada.
In December 2006, ING sold its stake in Degussa Bank, a unit of ING-DiBa specializing in worksite banking for private customers. The sale results in a net loss of approximately EUR 23 million.
For the year 2005 reference is made to Note 2.1, note 28, Principal Subsidiaries and Companies acquired/ disposed of notes to the consolidated financial statements.
RECENT DEVELOPMENTS
For recent changes in the Executive Board and Supervisory Board we refer to “Item 6. Directors, Senior Management and Employees”.
GROUP STRATEGY
Consistent implementation of strategy is paying off
-	Solid increase in Total Shareholder Return

-	Diversification enables active capital allocation across businesses to generate high growth and return

-	Profitable growth across businesses

-	Improving execution of business fundamentals
In 2006, ING created value by focusing on profitable growth and excellence in execution, which are the cornerstones of our strategy. The consistent implementation of our strategy has led to good financial results and a substantially higher total shareholder return than the average of that of our peers over the past three years.
To create shareholder value, ING focuses on increasing economic profit and we aim to manage our business in such a way that we generate returns higher than the cost of capital. To achieve this, we implemented a “Managing for Value” framework company-wide. This means that we keep investing in the skills of our managers at all levels in the company to identify and improve those drivers that have the biggest impact on value creation. We believe our financial position – thanks to focused portfolio management over the past three years – enables us to allocate our capital across businesses and client segments in such a way that it optimizes the highest growth and return.
We believe that our strong and diversified earnings capacity and returns at satisfying level in all business lines show that the consistent implementation of our strategy is paying off. ING continues to offer a solid increase in Total Shareholder Return (TSR). Amongst the peer group of 20 global financial organisations, ING ranks second with a TSR of 109% over a three-year period since 2004. This exceeds our financial objective to offer our shareholders a higher total return than the average of that of our peers over the longer term.
Benefits of a balanced business portfolio
We believe that ING is well-positioned in the financial sector with banking, insurance and asset management activities. All these activities are strong and successful in their own right. In addition, we leverage value from the combination of these activities in two ways. First, there is an increasing convergence between the banking, insurance and asset management industries in terms of saving and pension products. ING aims to capitalise on this convergence through product development and diverse sales expertise, thereby focusing on customer needs and offering them the products they need to manage their financial futures.

Second, the Group offers risk diversification as we manage risk at the global level across banking and insurance. Increased risk diversification brings capital benefits because a lower requirement for risk-based solvency capital translates into a higher return on equity. On top of that ING centralised its capital management in 2006 in order to better balance the requirements of shareholders, rating agencies and regulators. We believe centralised risk management and centralised capital management is essential for allocating capital across the Group on the basis of economic profit criteria. This allows for greater strategic flexibility and provides the freedom to invest capital in places where it generates the highest return.
Profitable growth across businesses
We believe ING’s financial results demonstrate that our underlying performance in all business lines remains strong. We were able to build on the momentum of profitable growth in 2006, both in mature and in developing markets. Examples of good performance in mature markets are our retail banking businesses in the Netherlands, with healthy growth in savings and mortgages. Also the Wholesale Banking businesses performed well in areas such as Structured Finance and lease, and ING Real Estate experienced another year of strong growth, both in profits and assets under management.
We believe that ING is well-positioned to capitalise on three fundamental trends that are globally reshaping financial services and the competition to be leaders in our industry, namely ageing, technological development and a shift of economic power from West to East. We are using these trends to drive our three growth engines: retirement services, ING Direct, and our life insurance operations in developing markets.
The 2006 results show that our growth engines continued to be on solid footing. Our retirement services business in the US had a good year which is also reflected in our market rankings. US Retirement Services maintained its number one position in the K-12 market as measured by sales and participants. It also maintained its number two position in the small corporate market.
ING Direct was able to increase profits in a very challenging interest rate environment. Our residential mortgage portfolio reached EUR 69 billion, and in terms of profit, mortgage business achieved break-even in 2006. Although there is increased competition in some markets, ING Direct continues to attract many new customers. ING Direct now accounts for 7% of ING’s total underlying profit, compared with 3% in 2003. Our life insurance business in Asia/Pacific posted a 13.2% rise in the value of new business. For some years now, this business line contributes around 50% of the Group’s total value of new business a clear reflection of how economic growth is shifting from West to East. In Central Europe, VNB was up 13.8%.
For long-term growth, we do not only expand existing businesses, we also invest in future organic growth opportunities, such as retail banking and insurance operations in India and Romania in 2005 and life insurance activities in Bulgaria and Russia in 2006.
On top of the above, increased returns and profitable growth are also very much related to the proper execution of business fundamentals. This means we continue to focus on offering exemplary customer service, as well as focusing on managing costs, risks and reputation, and on instilling a performance culture within ING.
Offering exemplary customer service
Growth can be achieved in any market as long as we put our customers first, know exactly what their preferences are and how we can best serve them. What differentiates companies is their ability to do their basic business with excellence. Satisfied customers provide a good platform to further expand product offerings and attract new customers. Over the past two years, ING has launched a number of initiatives, especially in its mature markets, to improve customer centricity. To check our progress, we continually monitor customer satisfaction. All ING businesses, for example, are required to measure customer satisfaction within their markets.
In 2006, increasing brand awareness was a key priority. After thorough research and based on a sound business case, ING signed a three-year sponsorship agreement with Renault Formula One. We have chosen Renault for its track record as a top, high-performing team. We believe that teaming up with them fosters our objectives of instilling a performance culture, encouraging teamwork and achieving permanent progress. This sponsorship and the first-ever global marketing campaign is expected to increase ING’s visibility and thus to raise our brand awareness.

We want to position ourselves as a company that sets the standard in helping our customers manage their financial future. When customers consider doing business with ING, they should know exactly what they will get. They should know that ING is easy to deal with, that we treat our customers fairly, and that we deliver on our promises.
Managing costs
Cost control, particularly in mature markets, is an important means of maintaining a competitive position over the long run. In 2006, we improved the cost/income ratio of our banking operations and maintained the solid efficiency ratios of our life insurance business. Our efficiency programme in the Netherlands and Belgium is on track: three major agreements to outsource part of our Operations and IT organisation were finalised.
Managing risks
Important progress has been made in 2006 in improving risk modelling and measurement techniques. At Group level, we are developing risk metrics that capture bank and insurance risk into a single view. We significantly improved the quantification and our understanding of the credit risk in our banking book in line with Basel II, and on the insurance side, we have introduced a market consistent framework which enables more accurate pricing of complex products.
ING strengthened the risk management organisation and centralised the risk function by means of creating the position of (deputy) Chief Risk Officer (CRO) who is responsible for managing and controlling risk on a consolidated level. These improvements further enhance the full integration of risk management in our daily business activities and strategic planning (a number of other changes are explained in 2.2 Risk Management of notes to the consolidated financial statements).
Managing reputation
Reputation and integrity are two important assets for financial services providers. Over the past few years, the amount of regulation has increased and enforcement has become more vigorous. Regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, amongst other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. More generally, the cost of being in the financial services industry continues to grow. At ING we have strengthened our compliance organisation accordingly. A Group-wide compliance policy has been adopted that allows us to approach compliance in a uniform and consistent way throughout the Group. Regulatory compliance is essential for ING, not just from a regulator’s point of view, but also because ING’s relationships with its clients depend on integrity and fairness. Compliance is more than just adhering to a set of rules. It also reflects the way we want to treat our clients and our shareholders – fairly and with excellent performance.
Embedding a performance culture
However great a strategy may be, it cannot be implemented without the right attitude and the right people at the company. At ING, investing in people to develop a high performance workforce with a common vision is very important. In 2006, we continued to put a lot of effort into embedding a performance culture at all business levels. We have rolled out a number of global projects to actively engage people to drive operational excellence from the top down as well as from the work floor up.
Conclusions and ambitions
ING is satisfied with the progress made with the strategic direction we embarked on in 2004. By keeping a constant and persistent course, we have created value for our shareholders. We have seen good steps forward on all fronts in 2006. We have been able to achieve further profitable growth in our existing businesses, to continue to invest in new growth opportunities and to further improve the execution of our business fundamentals. We believe one of ING’s distinguishing features is our ability to reallocate the capital

\

that we generate in our mature businesses to the most value-adding areas within the company, including our growth engines.
We intend to continue with our strategic course in 2007. Our first priority is to build on the momentum of profitable growth. We expect to continue to analyse where we are creating value and where we need to deploy resources for improved growth and return. In those businesses where returns have stabilised at satisfying levels, we intend to put more emphasis on growing our activities. On top of that, we plan to continue to invest in promising new business opportunities, thus planting the seeds for future growth.
Growth can be achieved in any market as long as we succeed in further enhancing the execution of our business fundamentals. We want to do so by improving customer satisfaction, including tightening up compliance at all levels. We plan on keeping tight control over costs, and ensure risks are properly measured, managed and priced. Execution is an ongoing process. By improving every day, we want to drive our performance to the next level.
As such, ING keeps on focusing on creating value for its shareholders in order to be able to reward them with a better total return on investment than the average of that of our peers in the financial sector over the long term.
CORPORATE GOVERNANCE
New legislation
During 2006, ING worked on new provisions arising from legislative changes, which will give investors a greater opportunity to participate in shareholders’ meetings. Under the new legislation, it will now be possible to set the record date for shareholders’ meetings thirty days (rather than seven days as used to be the case) before the meeting. This enables companies to be better prepared for the meeting and clarifies for shareholders at an earlier date the number of shares they can vote. ING intends to apply the new ruling for the 2007 General Meeting of Shareholders.
In addition, new legislation will enable shareholders to participate in meetings via videoconferencing. Under the new legislation shareholders’ meetings will become more accessible, particularly for institutional investors abroad, who can access videoconferencing facilities. Companies will also be able to notify shareholders of meetings via their website or by e-mail instead of by newspaper advertisements. Both of these changes are subject to amendment of the articles of association. Such an amendment of the articles of association is being proposed to the 2007 General Meeting of Shareholders.
Dialogue with shareholders
And finally, ING Group will create the opportunity for investors to ask questions on matters on the agenda for the 2007 General Meeting of Shareholders. Shareholders and holders of depositary receipts can visit the website of ING Group (www.ing.com) to submit their questions as of March 20, 2007. Questions pertaining to the Shareholders’ meeting will be answered on that same website before the meeting or during the meeting itself.
CORPORATE GOVERNANCE CODES
In compliance with the Dutch Corporate Governance Code
In its corporate governance structure and its corporate governance practices, ING Group uses the Dutch Corporate Governance Code (Tabaksblat Code) as reference. The ING Group corporate governance structure described in the document, entitled ‘The Dutch Corporate Governance Code – ING’s implementation of the Tabaksblat Code for good corporate governance’ was approved by the General Meeting of Shareholders on April 26, 2005. As a result, ING Group is considered to be in full compliance with the Tabaksblat Code, although it does not apply all best-practice provisions of the Code in full. The document is available on the website of ING Group (www.ing.com) and now includes an update of ING’s implementation of the Tabaksblat Code since 2005.
The following deviations from the Tabaksblat Code are to be reported for 2006:
–	not in the 2005 annual report, but for the first time in the 2006 annual report, ING will report in accordance with SOX 404 for the internal risk-management and control systems related to financial reporting; for other risks a description will be made of the risk management and control systems and any material shortcomings that were discovered, including the improvements made, or scheduled to be made (best-

practice provision II.1.4);

–	the two Executive Board members appointed before January 1, 2004 remain appointed for an indefinite period of time and retain their agreed exit arrangements, which exceed one year’s salary (best-practice provisions II.1.1. and II.2.7), as existing contractual arrangements cannot be changed unilaterally;

–	existing rights for severance payments with respect to Executive Board members who are already employed by ING prior to their appointment to the Executive Board, are taken into account. As a result thereof, their exit arrangement as Executive Board member may exceed the maximum of the Tabaksblat Code (best-practice provision II.2.7);

–	Executive Board members may sell shares awarded to them without financial consideration within the five-years retention period in order to cover the wage tax which is to be withheld over the vested award (best-practice provision II.2.3), in order to avoid that the total wage tax to be withheld in the month of vesting exceeds the gross salary payment of that month;

–	performance criteria for variable remuneration are being disclosed only to the extent this information is not stock-price sensitive or competition sensitive (best-practice provisions II.2.3, II.2.10 and II.2.11);

–	Executive Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that apply to all employees. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts (best-practice provisions II.2.8, II.3.2. and II.3.3). These exceptions are based on a lack of materiality;

–	if a Supervisory Board member would not meet the independence criteria of the Tabaksblat Code, the Supervisory Board can make a reasoned decision that such member is still considered to be independent in order to take into account specific circumstances, such as the differences in duration, intensity and geographical distance in family and employment relations (best- practice provision III.2.2), in order to allow for situations of non-independency that are not material;

–	the legally required second candidate on a binding nomination for appointment to the Supervisory Board does not need to meet the independence criteria of the Tabaksblat Code nor the requirements of the Supervisory Board profile (best-practice provisions III.2.2. and II.3.1), in view of the contemplated abolition of this legal requirement;

–	Jan Hommen, who was appointed in the 2005 General Meeting of Shareholders as a Supervisory Board member, has more than five positions as a supervisory board member with other Dutch-listed companies (best-practice provision III.3.4). He will meet the Tabaksblat requirement as of May 2007, when he will retire from the Supervisory Board of Ahold N.V.;

–	under special circumstances the Supervisory Board may deviate from the general rule that a member of the Supervisory Board cannot be re-appointed for more than 2 subsequent 4-years terms (best-practice provision III.3.5);

–	ING Group installed a combined Remuneration and Nomination Committee instead of a separate remuneration committee and a nomination committee (best-practice provision III.5.1);

–	the Remuneration and Nomination Committee is being chaired by the Chairman of the Supervisory Board (best-practice provision III.5.11), so that he can be involved in this important subject directly and in an early stage;

–	in case of a transaction with a family member that entails a conflict of interests according to the Tabaksblat Code, the Supervisory Board may decide that no conflict of interests exists, if the relationship is based on marriage, especially if that marriage ended in conflict (best-practice provision III.6.1), in order to allow for situations in which the family relationship is not material (anymore);

–	transactions with Supervisory Board members or persons holding at least 10% of the shares of ING Group in which there are significant conflicting interests, will be published in the annual report, unless (i) this conflicts with the law, (ii) the confidential, stock-price sensitive or competition-sensitive character of the transaction prevents this and/or (iii) the information is so competition-sensitive that the publication could damage the competitive position of ING Group (best-practice provision III.6.3 and 6.4);

–	Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts (best-practice provisions III.7.4) These exceptions are based on a lack of materiality;

–	the voting rights of the Preference A shares are based on their nominal value (best-practice provision IV.1.2), as these voting rights cannot be changed unilaterally;

–	if a notarial report is drawn up of the General Meeting of Shareholders, shareholders will not have the opportunity to react to the minutes of the meeting (best-practice provision IV.3.8), as this would be in conflict with the laws applicable to such notarial report.

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
CORPORATE ORGANIZATION
ING Group N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct). For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.
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
The following chart shows the breakdown by business line of ING’s total income and total profit before tax for the year 2006. Please see “Item 5. Operating and financial review and prospects”, Segment Reporting for the total income and profit before tax by business line for the years ended 2006, 2005 and 2004.

INSURANCE EUROPE
ING Insurance Europe operates in The Netherlands, Belgium, Luxembourg, Spain, Greece, Poland, Hungary, the Czech Republic, Slovakia, Romania, Bulgaria and Russia. The operating companies in these countries have tailored their insurance products, investment and asset management services and pension fund services for certain target markets and distribution channels. ING Insurance Europe has three key priorities. First, continued profitable growth and efficient allocation of capital across business units in the region. Second, to concentrate on wealth management and retirement services to meet the needs of the increased elderly population. Third, to continue improving efficiency and risk management.
In the Netherlands, ING offers basic retail insurance products via direct marketing (Postbank), while independent intermediaries (Nationale-Nederlanden), tied agents (RVS) and bank branches (ING Bank) are more suitable for selling complex products requiring more personal service and specialized advice. In the countries in Central Europe, tied agents are the main distribution channel. In this region too, ING continues to strive towards a multi-distribution approach with banks, brokers and direct marketing as additional channels. ING considers the degree of personal service and specialized advice as an important factor in determining how to distribute its products and services within Europe.
ING Investment Management Europe (“ING IM Europe”) is the principal asset manager for ING Insurance Europe. ING IM Europe also manages equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank, ING Belgium, Postbank, Nationale-Nederlanden and third party distributors. In addition, ING IM Europe is responsible for managing the treasury activities of ING Insurance.
ING’s life insurance products in Europe consist of a broad range of participating (with profit) and non-participating (without profit) policies written for both individual and group customers. Individual life products include a variety of endowment, term, whole life and unit linked insurance policies. In some countries, Group policies are designed to fund private pension benefits offered by a wide range of businesses and institutions as a supplement to government provided benefits. ING is also a prominent provider of mandatory and voluntary pension funds in several countries in Central Europe.
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
INSURANCE AMERICAS
ING Insurance Americas (“ING Americas”) operates in four main geographic areas: Canada, the United States, Mexico, and Latin America. ING Americas offers various types of insurance, retirement services, (largely defined contribution plans) annuities, mutual funds, broker-dealer services and institutional products, including group reinsurance and principal protection products, as well as retail and institutional asset management.
In 2006, ING Americas operated in the United States through three business segments: Worksite and Institutional Businesses (which included retirement services), the Retail Businesses (which included Life and Annuities), and Asset Management. The US life market remains segmented and subject to intense competition as the overall market is growing at mid to high single digit rates. In 2007, to continue our maximization of the growth opportunities in the market and to aggressively manage the differing risks in each product line, we intend to reorganize the US businesses in the following three divisions: Wealth Management, Asset Management, and the Insurance businesses. Through these three divisions, we intend to continue to provide a wide variety of financial products and services to individuals both on a retail basis and through employers and directly to institutional customers. Distribution channels include independent producers, broker dealers and financial institutions as well as consultants, affiliate distribution channels and financial intermediaries. Career agents, ING Direct and an institutional sales force for asset management products.

The US Wealth Management business includes Retirement Services (which includes Defined Contribution Pensions and Rollover/Payout business) and Annuities, which between them provide the substantial majority of earnings and value creation for the US, and the ING Advisors Network, a distribution channel of wholly owned broker-dealers with independent contractor registered representatives. In the institutional market, Retirement Services sells 401(k), 403(b) and 457 defined contribution plans and targets the higher growth segments of small (under 500 employees) corporate 401(k) and teachers and staff (kindergarten through 12th grade, the “K-12” segment). The primary retail customer target market for Annuities is the mass affluent segment. Besides providing access to financial services products, ING Advisors Network offers such services as financial planning, investment advisory services, pension plan administrative services and trust services through its approximately 8,700 affiliated and licensed financial professionals.
The Asset Management organization includes ING Investment Management Americas (“ING IM Americas”), Mutual Funds and Institutional Markets. ING IM manages proprietary and third party assets in the US, Canada and Latin America. ING IM Americas manages proprietary assets for ING Americas’ insurance entities, investing in a diverse mix of public fixed income, private placements, commercial mortgages and alternative assets. Third party business units (mainly in the US) include mutual fund sub-advisory, institutional assets, alternative assets and managed accounts and its products are distributed through proprietary, affiliated and outside distribution channels. Assets are managed in a wide range of investment styles and portfolios including: domestic and international equity funds of various value, blend and growth styles and of small, mid- and large capitalization, domestic fixed income portfolios across the major bond market sectors, balanced portfolios, hedge funds and private equity. Principal protections products are provided through Institutional Markets.
The Insurance Businesses focuses on both individual and institutional clients and provide a wide range of insurance and investment products, including variable universal life, universal life, and term insurance. Individual retail markets include both the mass affluent and the middle market. Institutional customers are served by both the Employee Benefits unit, which provides both group and voluntary insurance products, and through ING Re, which provides group reinsurance.
ING Canada focuses on risk management expertise delivered through strong manufacturing and distribution capabilities. ING Canada’s principal insurance products are automobile and property and liability insurance, which are marketed to individuals and businesses. ING Canada offers commercial specialty lines products. In addition to insurance operations, ING Canada also has a registered mutual fund dealer, ING Wealth Management, which focuses on delivering financial solutions to ING clients through a number of distribution partners. Following an initial public offering in 2004, ING Group’s ownership share in ING Canada was reduced to 70%. ING Canada uses independent brokers as its primary distribution channel, accounting for approximately 90% of direct premiums written. ING Canada also sells products directly to customers through the internet and by telephone through call centers in Quebec and Ontario.
ING Americas sells life insurance, health insurance, auto, property and casualty insurance, and pension and financial services products through subsidiaries and joint venture affiliates in selected Latin American markets. Activities are concentrated on the Mexican and Chilean markets and ING Americas also has a joint venture presence in Peru and Brazil. Distribution channels in Mexico and Latin America include brokers and tied agents.
INSURANCE ASIA/PACIFIC
Insurance Asia/Pacific (“IAP”) is a line of business comprising ING Group’s Asian, Australian and New Zealand insurance and asset management operations. In total, IAP has 24 wholly-owned or joint-venture businesses operating across 13 countries, including Australia, China, Hong Kong, India, Japan, Macau, Malaysia, New Zealand, Philippines, Singapore, South Korea, Taiwan and Thailand. The principal business unit operations are located in Australia, Japan, South Korea and Taiwan. In 2005 and 2006, these principal business unit operations represented 94% and 93% of IAP’s total premium income, respectively.
An IAP regional office in Hong Kong leads, controls and supports all IAP business units in the region, ensures implementation of strategy and standards, encourages synergy both regionally and globally, and produces regional management reports to headquarters in Amsterdam.
IAP’s business units offer various types of life insurance, wealth management, retail and institutional asset management products (including annuity, endowment, disability/ morbidity insurance, unit linked/ universal life, whole life, participating life, group life, accident and health, term life and employee benefits) and services.

In Hong Kong and Malaysia, non-life insurance products (including employees’ compensation, medical, motor, fire, marine, personal accident and general liability) are also offered. Each business unit is subject to regulation by its respective insurance or investment regulatory commission, which generally requires a separate operating license and product approvals. IAP’s distribution channels include tied or career agents, independent agents, financial planners, bancassurance, telemarketing and e-business channels.
Based on an analysis of public disclosures by regulators and competitors and data provided by independent publications, IAP estimates that its combined insurance operations rank second among regional foreign life insurers by annualized premium equivalent (annualized premium equivalent represents the aggregate of new regular premium sales and 10 percent of new single premium sales of life insurance products) and its combined investment management operations in Asia, excluding Australia and Japan, rank second in terms of total assets under management (AUM) and rank first in terms of retail AUM.
WHOLESALE BANKING
ING Wholesale Banking offers a full range of products to corporates and institutions in the Benelux countries. Elsewhere we operate a more selective and focused client and product approach with a strong presence in over 40 countries worldwide. To continue to improve our market position, Wholesale Banking has three key priorities: client-focus, cross-selling and cost control. Through delivering a truly relationship-driven business model we have clearly defined and targeted our core market and product strengths in an increasingly competitive market. These foundations underpin the implementation of a single global brand for Wholesale Banking.
We believe that ING Wholesale Banking did well in 2006 despite a challenging business climate by focusing on clients’ interests, capitalising on cross-selling opportunities and managing for greater value. While working to bring down overall costs, the organisation continued to invest selectively to ensure future growth through expansion of its existing capabilities in higher value-added products in key areas such as Financial Markets, Payments and Cash Management and Leasing and Structured Finance. Wholesale Banking was able to focus on its core businesses by optimising the allocation of capital and through the sale of Williams de Broë and Deutsche Hypothekenbank.
In 2006 there were further developments in the relationship-driven business model, launched over two years ago. Client coverage was further improved and simplified after a number of top corporate clients were identified as priority clients and then allocated additional resources. A global event finance team comprised of highly experienced bankers was also established to advise clients and coordinate transformational transactions. Mid-sized companies remain very important and strong relationships are being maintained with the networks built up across the Netherlands and Belgium, as well as in Romania and Poland.
Our client portfolio was evaluated to ensure a stronger focus on core clients to whom we can sell more high-margin and value-creating products in accordance with our strategic alignment program called the Target Operating Model. The model focuses on cost control as well as growth, capital optimisation and improved operational efficiency. In 2005 these operations were completed in Asia, the Americas, and the UK. The implementation phase of the program was completed in the Benelux over 2006 and will be fully executed in 2007.
A number of new initiatives were introduced in 2006 to better position our most value-creating businesses. This included grouping all of our activities in documentary payments, credit, collections and trade facilities under one global organisation, Trade Financial Services. A secondary loan trading activity was also launched focusing on trading and making markets in transactions ING helped bring to the market, either through the syndications market or via another senior capacity. Lease and Commercial Finance activities were launched in several central and eastern European countries while two Lease acquisitions – Appleyard (UK) and Autoplan (France) — were made to boost our European presence and attain a top five ranking in the manufacturer-independent vehicle leasing companies. Investments in Payments and Cash Management have also continued ahead of the January 1, 2008 launch of the Single Euro Payments Area in order to remain a major player in the European funds market. Furthermore, ING was once again voted Best Cash Management Bank in Eastern Europe by Treasury Management International in 2006.

To help build and sustain its business, ING Wholesale Banking continued to make strides towards looking and acting as a single brand differentiated by its core brand attributes of leading with knowledge, acting as a trusted advisor and flawless execution. The roll-out of a single ING brand globally is another important means by which to build and maintain strong client relationships.
Looking ahead, in 2007 we plan to further refine our client coverage model with a continued emphasis on our cross-sell strategy. The approach to mid corporate clients will also be further aligned at a global level. We plan to remain vigilant in keeping costs under control, which will be strongly assisted by the full implementation of the Managing for Value initiative across the Benelux, while striving to find new ways to maximise value creation.
ING Real Estate
ING Real Estate is a global and diversified real estate company active in real estate investment management, development and finance. With in-house local research and global coverage thanks to its teams in Europe, America, Asia and Australia, ING Real Estate provides its clients with innovative and tailor-made real estate based solutions. ING Real Estate is a research-driven and performance-led investment manager offering over 60 funds, both listed and unlisted to institutional and private investors. The Finance division provides flexible, tailored solutions on the back of broad real estate expertise and cutting edge financial know-how to private and institutional investors, developers and specific other client groups. The Development division has a strong track record stretching back more than 40 years in applying research-based expertise to develop residential, retail, office and mixed-use projects across Europe.
ING Real Estate saw another year of strong growth, driven mainly by the unremitting appetite for property funds among investors. The successful takeover of Summit Real Estate Investment Trust, Canada’s largest listed owner of industrial assets, added EUR 2.3 billion to assets under management. Several new funds for the institutional market were launched in Europe as well as the ING Real Estate China Opportunity Fund. ING Real Estate Investment Management and ING Wholesale Banking have also formed a joint venture called ING Real Estate Capital Advisors to capitalize on the growing demand for specialized real estate investment banking services.
The Finance Division made substantial progress in its international diversification strategy, while maintaining market leadership in its home market of the Netherlands. The division made a strong debut in the securitisation market and increased its activity in the syndication market, in association with ING Wholesale Banking. The Finance Division also closed its first lending transactions in Asia.
The Development Division returned to profit on the back of a string of project sales. Several shopping centres in Spain, Germany and the UK were completed. The division received several prestigious industry awards, including ‘European Retail Developer of the Year’.
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
ING Bank Netherlands operates through a branch network of 250 branches. It offers a full range of commercial banking activities and life and non-life insurance products. It also sells mortgages through the intermediary channel.
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
Central Europe
In Poland, ING Bank Slaski provides a full range of banking services to business and individual customers through a network of 330 branches, supported by ATMs and telephone, internet and electronic banking. Since 2004 we have opened 110 fully automated outlets in Romania that provide selected banking products to individual clients.
Asia
In India, ING Vysya Bank has a network of 370 branches supported by a sales force of tied agents, who provide a full range of banking services to business and individual clients. In China, ING acquired a 19.9% participation in Bank of Beijing in 2005.
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
ING DIRECT
ING Direct consists of a direct banking business and a stand-alone credit card operation (ING Card). The direct bank is an important part of ING Group’s international retail strategy. The strategy of ING Direct is to be a low-cost provider of financial services in large, mature markets by offering clients good value for money and excellent service via call-centers, direct mail and the internet. The main products offered by ING Direct are saving accounts and mortgages. ING Direct also sells a focused range of financial products such as mutual funds, e-brokerage, pensions and life insurance.
ING Direct’s direct banking business is active in nine countries, including Canada, Spain, Australia, France, the United States, Italy, Germany, Austria and United Kingdom and as of the end of 2006, provides services to 17.5 million customers. Each country forms a separate business unit, with the exception of Austria which is managed by the German business unit.
ING Direct’s overall growth in funds entrusted was driven mainly by the business units in Germany, the United States, France, Australia and Italy reflecting the continued momentum of the ING Direct brand. At year-end 2006 total funds entrusted to ING Direct worldwide amounted to EUR 196 billon and total own originated mortgages were EUR 58 billion. Growth in mortgages was primarily attributable to Germany, Australia, Canada and the United States. The percentage of mortgage versus savings funds continues to increase. The locked in margins of the mortgages continues to contribute stability to the overall business.
ING Card aims at leveraging the extensive retail customer databases within ING Group. ING Card manages the credit card portfolios in the Netherlands and in Belgium. At year-end the portfolio size amounted to 1.7 million cards. Crucial to its strategy is to focus on marketing, business intelligence and credit risk management. Other ING business units will be supported with this knowledge and expertise.

PRINCIPAL GROUP COMPANIES
Reference is made to Exhibit 8 “List of subsidiaries of ING Groep N.V.”
REGULATION AND SUPERVISION
The insurance, banking, asset management and broker dealer business of ING are subject to detailed comprehensive supervision in all the jurisdictions in which ING conducts business. This supervision is based in a large part on European Union (“EU”) directives, discussed more fully below.
The Dutch regulatory system for financial supervision consists of prudential supervision – monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision – regulating institutions’ conduct in the markets. Prudential supervision is exercised by De Nederlandsche Bank (“DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, Autoriteit Financiële Markten (“AFM”). On January 1, 2007, the new Dutch Financial Supervision Act has come into force. This law replaces the numerous existing laws and regulations in the area of supervision, and represents a significant adjustment in the legislation in the Netherlands to reflect market conditions.
•	In 2006, the EU directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate, adopted in 2002, was implemented in the new Dutch Financial Supervision Act; it has also come into force on January 1 2007. For ING, this Directive is not expected to have a material impact on its business, on its capital requirements nor on its solvency position, as ING already complies with comparable national legislation for financial conglomerates.

•	In October 2006, the Dutch Act on the disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions came into force in the Netherlands, amending the Disclosure of Major Holdings Act and implementing parts of the EU Transparency Directive. The Act aims to increase the transparency of interests held in companies admitted to trading on a regulated market and to simplify the procedure for notifying such interests. It is incorporated in the new Dutch Financial Supervision Act.
The Markets in Financial Instruments Directive (MiFID) aims to establish a comprehensive regulatory regime for the organised execution of investor transactions by stock markets, other trading systems and investment firms. In so doing, it will create a “ single passport “ for investment firms which will enable them to do business anywhere in the EU on the basis of home-country authorisation. The Directive also enables investment firms to process client orders outside regulated markets. The Directive will have to be transposed into national law by April 2007. Investment firms will be required to comply with it as of November 2007.
DNB and other of our supervisory authorities have in recent periods increased their scrutiny of such matters as payment processing and other transactions under regulations governing money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures.
Like many other large international financial institutions, we engage and in the past have engaged in a limited amount of business with counterparties, including government or government-related counterparties, in countries such as Cuba, Iran and Syria, countries which have been identified as state sponsors of terrorism by the US State Department and subject to sanctions by various government agencies. We do not believe that our revenues in such countries are or have been material to our overall business. In light of increased scrutiny of transactions involving such countries on the part of US and non-US regulatory authorities, investors and the media, as well as initiatives on the part of various institutions to adopt or enforce laws or regulations prohibiting transactions with or requiring divestment from entities doing business with such countries, however, we are continuing to significantly strengthen our compliance function generally, as we have done in 2006. ING Bank N.V. has been in discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the United States and other authorities. These discussions prompted ING Bank N.V. to engage in a review regarding transactions involving sanctioned parties. In connection with this review, which is ongoing, ING Bank N.V. has been reporting to DNB and it is not possible to predict at this time the outcome thereof. On July 28, 2006, The Office of Foreign Asset Controls (“OFAC”) of the U.S. Department of Treasury added the Netherlands Caribbean Bank (“NCB”), a bank chartered in the Netherlands Antilles that is jointly owned by ING and by two entities that are Cuban nationals, to its list of Specially Designated Nationals as a Cuban national. Such designation prohibits U.S. persons and non-U.S. subsidiaries of U.S. companies from dealing with NCB. As discussed under “Item 3—Risk Factors” and Note 2.2 Risk Management of the Notes to the Consolidated Financial Statements, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving such countries, and we have incurred significant costs in connection with the strengthening of our compliance-related functions.
INSURANCE
Europe
Insurance companies in the EU are subject to supervision by insurance supervisory authorities in their home country. This principle of “home country control” was established in a series of directives adopted by the EU, which we refer to as the “1992 Insurance Directives”. In The Netherlands, DNB monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. Pursuant to the 1992 EU Directives, ING may also conduct business directly, or through foreign branches, in all the other jurisdictions of the EU, without being subject to licensing requirements under the laws of the other EU member-states.
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
The European Commission, jointly with Member States, is carrying out a fundamental review of the regulatory capital regime of the insurance industry (the Solvency 2 project). Its objective is to establish a solvency system that is better matched to the true risks of insurers enabling supervisors to protect policyholders’ interests as effectively as possible and in accordance with common principles across the EU. The Commission has produced a ‘Framework for Consultation’ setting out the policy principles and guidelines that will act as a framework for the development of the Solvency 2 regime. Work on the Solvency 2 Framework Directive is still in progress, and adoption is expected not before 2008.
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
ING Insurance’s U.S. operations are subject to the Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain for supervisory purposes, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are intended to be a supervisory tool only, and are not intended as a means to rank insurers generally. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios, at year end 2006.

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
Although the federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including the Federal Fair Credit Reporting Act relating to the privacy of information used in consumer reports and the USA PATRIOT Act of 2001 relating to, among other things, the establishment of anti-money laundering programs. In addition, a number of the products issued by ING Insurance companies are regulated as securities under state and federal law.
Canada
Our insurance businesses in Canada are subject to the various provincial and territorial laws and regulations. Regulators ensure that insurance companies have adequate capital, regulate related party transactions, approve acquisitions and changes of control, verify the risk management programs of companies under their jurisdiction and enact rules to ensure sound market conduct and suitability and professionalism of management. Automobile insurance is highly regulated and insurers must file their rates and are subject to certain rate constraints in certain provinces. Certain provinces like Ontario and Quebec also provide for accountability on the part of the insurers for the acts of the distributors in certain circumstances.
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
New products, revision of existing products etc. require approval by the FSA. The Cabinet Office ordinances stipulate the types and proportions of assets in which an insurance company can invest The Insurance Business Law further requires that an insurance company set aside a liability reserve to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. In addition to the required audit by external auditors, insurance companies are required to appoint a corporate actuary and have such corporate actuary be involved in the method of calculating premiums and other actuarial, accounting and compliance matters.
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
Australia
The financial services activities of life insurance, investments, superannuation, general insurance and banking are currently governed by separate legislation under Australian law. The two main financial services regulators are the Australian Prudential Regulation Authority (“APRA”) and the Australian Securities and Investments Commission (“ASIC”). APRA is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. APRA’s responsibilities include regulating capital and liquidity requirements and monitoring the management functions of product providers. APRA also requires superannuation trustees to be licensed under the Registrable Superannuation Entity Licensing regime. All relevant entities obtained their licenses in January 2006. ASIC is responsible for consumer protection and market integrity across the financial systems, including the areas of insurance, banking and superannuation. From March 2004 the Corporations Act 2001, required all relevant business entities to be licensed under the Australian Financial Services Licensing regime, administered by ASIC.
Taiwan
The Financial Supervisory Commission (“FSC”) was established on July 1, 2004 and supervises insurance companies, banks and securities houses in Taiwan. On July 9, 2003, new solvency requirements were issued, stipulating that the paid-in capital held by Taiwanese life insurance companies must be at least 200% of their risk based capital (“RBC”). This applies to both local and foreign insurance companies in Taiwan; should the paid-in capital to risk capital ratio fall below 200%, the life insurance company is required to raise new funds to achieve the target. ING Group’s operations in Taiwan are regulated by the Financial Supervisory Commission (“FSC”). In accordance with the Directions Governing Review of life Insurance Products, dated December 29, 2004 of the FSC, all insurance products are filed, reviewed and approved in three ways by the Insurance Bureau of the FSC before they are marketed.
BANKING
Wholesale Banking, Retail Banking and ING Direct
Basel II Standards
In June 2004, the Basel Committee issued the “Revised Framework” (“Basel II”) to replace the 1988 capital accord (“Basel I”) with a new capital accord. The purpose of Basel II is to lay down capital requirements that are more risk-sensitive. There is greater emphasis on internal methods of risk measurement by banks. For example, the Accord further refines the system of risk weightings and permits capital requirements to be calculated based upon internal ratings or the ratings issued by recognized rating agencies. It also includes capital requirements for operational risk in addition to those laid down for credit risk and market risk.
The European Union has drawn up a directive, the Capital Requirement Directive (“CRD”), which applies to all European banks and investment firms. Through this European directive, Basel II has been incorporated into EU legislation. The CRD was approved by the European Parliament on September 28, 2005. The European Finance ministers adopted the Directive on October 11, 2005. As per the end of 2006, all EU Member States have incorporated or are in the process of incorporating the Directive into national law and regulations. In the Netherlands, the Directive has been incorporated into the Dutch Financial Supervision Act. Subject to approval of the Dutch Central Bank (DNB), ING will implement the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Advanced IRB Approach for credit risk and the Advanced Measurement Approach for operational risk, as per January 1, 2008. During 2007 ING Bank will still be subject to Basel I regulatory reporting, although with the implementation of the Dutch Financial Supervision Act per January 1, 2007 ING Bank will report securitization positions as per the standardized Basel II approach. During 2008 and 2009 a Basel I regulatory floor of 90% and 80%, respectively, will still apply.
European Union Standards as currently applied by ING Bank
The European Community has adopted capital adequacy supervision for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the “own funds” of credit institutions (the “Own Funds Directive”), defining qualifying capital (“own funds”), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the “Capital base Ratio Directive”). These two directives (the “EC Directives”) set forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital base Ratio Directive and the provisions of the Own Funds Directive into national law which shall be directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements.
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
ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the Netherlands. ING Bank’s independent auditors audit these reports on an annual basis.
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
Anti-Money Laundering Initiatives and countries subject to sanctions
A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations which apply various requirements of the USA PATRIOT Act to financial institutions such as our bank, insurance, broker-dealer and investment adviser subsidiaries and mutual funds advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. In addition, the bank regulatory agencies are imposing heightened standards, and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences for the institution.
Like many other large international financial institutions, we engage and in the past have engaged in a limited amount of business with counterparties, including government or government-related counterparties, in countries such as Cuba, Iran and Syria, countries which have been identified as state sponsors of terrorism by the US State Department and subject to sanctions by various government agencies. We do not believe that our revenues in such countries are or have been material to our overall business. In light of increased scrutiny of transactions involving such countries on the part of US and non-US regulatory authorities, investors and the media, as well as initiatives on the part of various institutions to adopt or enforce laws or regulations prohibiting transactions with or requiring divestment from entities doing business with such countries, we are continuing to significantly strengthen our compliance function generally, as we have done in 2006.
ING Bank N.V. has been in discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the United States and other authorities. These discussions prompted ING Bank N.V. to engage in a review regarding transactions involving sanctioned parties. In connection with this review, which is ongoing, ING Bank N.V. has been reporting to DNB and it is not possible to predict at this time the outcome thereof.
On July 28, 2006, The Office of Foreign Asset Controls (“OFAC”) of the U.S. Department of Treasury added the Netherlands Caribbean Bank (“NCB”), a bank chartered in the Netherlands Antilles that is jointly owned by ING and by two entities that are Cuban nationals, to its list of Specially Designated Nationals as a Cuban national. Such designation prohibits U.S. persons and non-U.S. subsidiaries of U.S. companies from dealing with NCB.
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
Asia/Pacific
Australia
The Australian Prudential Regulation Authority is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. See also supervision insurance on page 27.
BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES
ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states in which they operate, and the self-regulatory organizations (e.g., the NASD and the NYSE) of which they individually are members. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These and other laws, and the regulations promulgated there under, impose requirements (among others) regarding minimum net capital requirements, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers, clearance and settlement procedures and anti-money laundering standards and procedures. The rules of the self-regulatory organizations in some respects duplicate the above mentioned legal requirements, but also impose requirements specific to the marketplaces that these organizations oversee. For example, the NASD imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and the NYSE imposes requirements regarding transactions effected in its listed securities market.
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
RATINGS
ING Groep N.V.’s long-term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “Aa3” (with stable outlook) by Moody’s Investors Service (“Moody’s”) at December 2006, and “Aa2” as of March 2007.
ING Verzekeringen, N.V.’s long-term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s and “Aa3” (with a stable outlook) by Moody’s.
ING Bank N.V.’s long-term senior debt held a “AA” (with a stable outlook) rating by Standard & Poor’s as of December 31, 2006. At the same date, Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa2” (with a stable outlook), and “Aa1” as of March 2007. Finally, ING Bank N.V.’s long-term senior debt was rated “AA” by Fitch Ratings, Ltd. as of December 31, 2006.
ING Verzekeringen N.V.’s short-term senior debt is rated “A-1+” by Standard & Poor’s and Prime-1(P-1) by Moody’s as of December 31, 2006
ING Bank N.V.’s short-term senior debt held a rating of “A-1+” by Standard & Poor’s and Prime-1 (P-1) by Moody’s as of December 31, 2006.
DESCRIPTION OF PROPERTY
In the Netherlands, ING owns a significant part of the land and buildings used in the normal course of its business. Outside the Netherlands, ING predominantly leases all of the land and buildings used in the normal course of its business. As of December 31, 2006, ING had more than 1,500 branch, representative and similar offices worldwide of which approximately 500 offices, principally branch offices, were located in the Netherlands. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

Item 5. Operating and financial review and prospects
The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-EU, which differs in certain significant respects from U.S. GAAP. Reference is made to Note 2.4 of Notes to the consolidated financial statements for a description of the significant differences between IFRS-EU and U.S. GAAP and a reconciliation of shareholders’ equity and net profit to U.S. GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-EU.
FACTORS AFFECTING RESULTS OF OPERATIONS
ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates.
General market conditions
Demographic studies suggest that over the next decade there will be growth in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products in ING’s principal life insurance markets in the Netherlands, the Rest of Europe, the United States, Asia and Australia. In addition, in a number of its European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government have been, or in the coming years are expected to be, curtailed. Management believes this will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance’s distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets, positions ING Insurance to benefit from these developments. In addition, the emerging markets in Central and Eastern Europe, Asia and Latin America, in which ING Insurance has insurance operations, generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance has insurance operations. Management believes that insurance operations in these emerging markets provide ING Insurance with the market presence which will allow it to take advantage of anticipated growth in these regions. In addition, conditions in the non-life insurance markets in which ING Insurance operates are cyclical, and characterized by periods of price competition, fluctuations in underwriting results, and the occurrence of unpredictable weather-related and other losses.
Fluctuations in equity markets
Our insurance and asset management operations are exposed to fluctuations in equity markets. Our overall investment return and fee income from equity-linked products are influenced by equity markets. The fees we charge for managing portfolios are often based on performance and value of the portfolio. In addition, fluctuations in equity markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. Our banking operations are exposed to fluctuations in equity markets. ING Bank maintains an internationally diversified and mainly client-related trading portfolio. Accordingly market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions.
Fluctuations in interest rates
Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales, but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking operations’ net interest income to be affected by changes in interest rates
Fluctuations in exchange rates
We publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen,the Korean won, the Pound sterling and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. For the main foreign currencies, in which ING’s income and expenses are denominated namely the U.S.dollar, Pound sterling, Canadian dollar, Australian dollar and Polish zloty, the translation risk is managed taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a VaR limit.
The strengthening of most currencies against the euro during 2006 had a positive impact of EUR 20 million on net profit. In 2005 exchange rates positively influenced net profit by EUR 81 million. In 2004 exchange rates negatively influenced net profit by EUR 86 million, which was offset by a gain of EUR 188 million on ING’s US dollar hedge.
For the years 2006, 2005 and 2004, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average annual exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	2006	2005	2004
U.S. dollar	1.2568	1.2481	1.2472
Australian dollar	1.6639	1.6363	1.6912
Canadian dollar	1.4220	1.5104	1.6164
Pound sterling	0.6823	0.6849	0.6816
Japanese yen	146.1882	137.1460	133.9170
South Korean won	1,199.3280	1,276.3890	1,423.184
Polish zloty	3.8974	4.0288	4.5326

		Year-end
	2006	2005	2004
U.S. dollar	1.3183	1.1822	1.3645
Australian dollar	1.6688	1.6130	1.7485
Canadian dollar	1.5281	1.3750	1.6427
Pound sterling	0.6715	0.6868	0.7053
Japanese yen	156.7861	138.9972	139.7674
South Korean won	1,225.9710	1,186.9300	1,412.4690
Polish zloty	3.8322	3.8612	4.0899
Critical Accounting Policies
Reference is made to Note 2.1. Basis of presentation, of the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying profit before tax. Underlying profit before tax is defined as profit before tax and, excluding, as applicable for each respective segment, either all or some of the following items: profit from divested units, realized gains/losses on divestitures, certain restructuring charges and other non-operating income/(expense).
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying profit before tax enhances the understanding and comparability of its segment performance by highlighting profit before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying profit before tax is not a substitute for profit before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying profit before tax may differ from those used by other companies and may change over time. For further information on underlying profit before tax as well as the reconciliation of our segment underlying profit before tax to our profit before taxation see “Segment Reporting” and Note 2.1, note 50, to our consolidated financial statements.
The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2006 and 2005:

	Insurance		Banking Eliminations					Total
	2006	2005	2006	2005	2006	2005	2006	2005
	(EUR millions)
Premium income	46,834	45,758					46,834	45,758
Interest result banking operations			9,335	9,162	143	95	9,192	9,067
Commission income	1,636	1,346	2,681	2,401			4,317	3,747
Investment and Other income	11,172	10,299	2,179	2,285	73	36	13,278	12,548

Total income	59,642	57,403	14,195	13,848	216	131	73,621	71,120

Underwriting expenditure	48,188	47,120					48,188	47,120
Other interest expenses	1,233	1,100			216	131	1,017	969
Operating expenses	5,275	5,194	9,087	8,844			14,362	14,038
Impairments/additions to the provision for loan losses	11	11	103	88			114	99

Total expenditure	54,707	53,425	9,190	8,932	216	131	63,681	62,226

Profit before tax	4,935	3,978	5,005	4,916			9,940	8,894
Taxation	702	455	1,205	924			1,907	1,379

Profit before third-party interests	4,233	3,523	3,800	3,992			8,033	7,515
Third-party interests	281	255	60	50			341	305

Net profit (attributable to shareholders)	3,952	3,268	3,740	3,942			7,692	7,210

Profit before tax	4,935	3,978	5,005	4,916			9,940	8,894
Gains/losses on divestments1)	(49)	13	112	(379)			63	(366)
Profit divested units		(16)	(45)	17			(45)	1
Special items

Underlying profit before tax	4,886	3,975	5,072	4,554			9,958	8,529

1)	Divestments Insurance: unwinding Piraeus (EUR 34 million, 2006), sale of Australia non-life (EUR 15 million, 2006); sale of Freeler (EUR 10 million, 2005), gain from IPO Canada (EUR 19 million, 2005), sale of Life of Georgia (EUR (89) million, 2005), sale of ING Re (EUR 20 million, 2005), sale of Austbrokers (EUR 27 million, 2005). Divestments Banking :sale of Willams de Broë (EUR (9) million, 2006), sale of Deutsche Hypothekenbank (EUR (80) million, 2006), sale of Degussa Bank (EUR (23) million, 2006); sale of Baring Asset Management (EUR 240 million, 2005), sale of 12.8% ING Bank Slaski shares (EUR 92 million, 2005), restructuring of NMB-Heller (EUR 47 million, 2005).
The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2005 and 2004:

	Insurance		Banking		Eliminations		Total
	2005	2004	2005	2004	2005	2004	20051)	2004
	(EUR millions)
Premium income	45,758	43,617					45,758	43,617
Interest result banking operations			9,162	8,699	95	(42)	9,067	8,741
Commission income	1,346	1,198	2,401	2,581			3,747	3,779
Investment and Other income	10,299	10,787	2,285	1,398	36	163	12,548	12,022

Total income	57,403	55,602	13,848	12,678	131	121	71,120	68,159

Underwriting expenditure	47,120	45,384					47,120	45,384
Other interest expenses	1,100	1,140			131	121	969	1,019
Operating expenses	5,194	4,746	8,844	8,795			14,038	13,541
Impairments/additions to the provision for loan losses	11	10	88	465			99	475

Total expenditure	53,425	51,280	8,932	9,260	131	121	62,226	60,419

Profit before tax	3,978	4,322	4,916	3,418			8,894	7,740
Taxation	455	850	924	859			1,379	1,709

Profit before third-party interests	3,523	3,472	3,992	2,559			7,515	6,031
Third-party interests	255	123	50	153			305	276

Net profit (attributable to shareholders)	3,268	3,349	3,942	2,406			7,210	5,755

Profit before tax	3,978	4,322	4,916	3,418			8,894	7,740
Gains/losses on divestments2)	13	(221)	(379)	166			(366)	(55)
Profit divested units	(16)	(151)	17	(102)			1	(253)
Special items		(386)		44				(342)

Underlying profit before tax	3,975	3,564	4,554	3,526			8,529	7,090

1)	The application of IAS 32, 39 and IFRS 4 from 1 January 2005 had a positive impact on ING Group’s results in 2005. In total, IAS 32, 39 and IFRS 4 had a positive impact of approximately EUR 455 million on total profit before tax of ING Group, or EUR 392 million after tax. The impact on the insurance operations was approximately EUR 238 million before tax, mainly due to realised gains on the sale of bonds and the revaluation of embedded derivatives, which were offset by the absence of amortised income from gains on fixed interest securities, and negative valuation changes on fixed-income investment derivatives. The impact on the banking operations was approximately EUR 217 million before tax, mainly due to valuation adjustments on non-trading derivatives and prepayment penalties.

2)	Divestments Insurance: sale of Freeler (EUR 10 million, 2005), gain from IPO Canada (EUR 19 million, 2005 and EUR 249 million, 2004), sale of Life of Georgia (EUR (89) million, 2005 and EUR (28) million, 2004), sale of ING Re (EUR 20 million, 2005 and EUR (219) million, 2004), sale of Austbrokers (EUR 27 million, 2005) and sale of Australia non-life (EUR 219 million, 2004). Divestments Banking: sale of Baring Asset Management (EUR 240 million, 2005), sale of 12.8% in ING Bank Slaski shares (EUR 92 million, 2005), restructuring of NMB-Heller (EUR 47 million, 2005), sale of BHF-Bank (EUR (169) million, 2004), sale Asian cash equity business (EUR (84) million, 2004) and sale of CenE Bankiers (EUR 87 million, 2004).

GROUP OVERVIEW
Year ended December 31, 2006 compared to year ended December 31, 2005
Total profit before tax increased by EUR 1,046 million, or 11.8% from EUR 8,894 million in 2005 to EUR 9,940 million in 2006 and total underlying profit before tax increased by EUR 1,429 million or 16.8% from EUR 8,529 million in 2005 to EUR 9,958 million in 2006. The increase in profit before tax was driven by strong growth at ING Direct as well as good results from the insurance business lines due to strong equity markets which helped to drive growth in sales and assets at ING’s life insurance business, while the non-life business continued to benefit from favorable underwriting experience in most markets. The increase in total profit before tax is also impacted by divestments which resulted in a loss of EUR 18 million and a gain of EUR 365 million for 2006 and 2005, respectively.
Net profit rose by EUR 482 million, or 6.7% from EUR 7,210 million in 2005 to EUR 7,692 million in 2006. This lower growth compared with the increase in profit before tax was due to a higher effective tax rate in 2006. The effective tax rate increased to 19.2% in 2006 from 15.5% in 2005 due to lower releases from tax provisions in 2006 compared to 2005.
Earnings per share attributable to equity holders of the Company increased to EUR 3.57 in 2006 from EUR 3.32 in 2005.
Currency impact
Currency rate differences had a positive impact of EUR 20 million on net profit and EUR 48 million on profit before tax, mainly due to strengthening of the Canadian dollar, Polish zloty and South Korea won, which was partially offset by a weakening of the U.S. dollar. In 2005 currency rate differences had a positive impact of EUR 81 million on net profit and EUR 116 million on profit before tax.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see page 74), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. On this basis, the debt/equity ratio of ING Group improved to 9.0% in 2006 compared with 9.4% in 2005 supported by growth in equity. The capital coverage ratio of ING Verzekeringen N.V. increased to 274% of E.U. regulatory requirements at the end of December 2006, compared with 255% at the end of December 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.63% at the end of 2006, up from 7.32% at the end of 2005, as growth in capital was partially offset by growth in risk-weighted assets. Total risk-weighted assets of the banking operations increased by EUR 18.2 billion, or 5.7%, to EUR 337.9 billion as of December 31, 2006 from EUR 319.7 billion as of December 31, 2005, driven by growth in Retail Banking and ING Direct.
Return on Shareholders’ equity
The net return on shareholders’ equity decreased to 23.5% in 2006 from 26.6% in 2005. The insurance operations reflected a 20.9% net return on equity in 2006, down from 21.1% in 2005. The banking operations reflected a decrease to 19.4% in 2006 from 24.2% in 2005 due to lower net profit and increased shareholders’ equity.
INSURANCE OPERATIONS
Income
Total premium income increased 2.4%, or EUR 1,076 million from EUR 45,758 million in 2005 to EUR 46,834 million in 2006. Life premiums increased 2.1%, or EUR 844 million to EUR 40,501 million in 2006 from EUR 39,657 million in 2005, primarily due to growth in Central and Rest of Europe, the United States, South Korea and Australia, which was partially offset by a decline in premium income in the Netherlands, Belgium and Japan. Non-life premiums increased 3.8%, or EUR 232 million, from EUR 6,101 million in 2005 to EUR 6,333 million in 2006, due to growth in the portfolio in Canada which was partially offset by a decline of 2.1% in the Netherlands.
Investment and Other income increased 8.5%, or EUR 873 million to EUR 11,172 million in 2006 from EUR 10,299 million in 2005, reflecting higher dividend income, capital gains on equities, revaluation of real estate and private equity, higher fixed margins and favorable DAC unlocking offset by investment related losses resulting from the rising interest rate environment in the United States. Commission income increased

21.5%, or EUR 290 million to EUR 1,636 million in 2006 from EUR 1,346 million in 2005, mainly driven by higher assets under management.
Underwriting Expenditure
Underwriting expenditure increased by EUR 1,068 million, or 2.3% from EUR 47,120 million in 2005 to EUR 48,188 million in 2006. The underwriting expenditure of the life insurance operations increased by EUR 1,027 million, or 2.4%, primarily due to an increase in profit sharing and rebates and an increase in technical provisions. The underwriting expenditure of the non-life insurance operations increased by EUR 41 million, or 0.9%, resulting in an overall lower non-life claims ratio of 58.7% in 2006 compared with 62.7% in 2005, primarily attributable to the improvement in the claims ratios from Loss of Income/Accident.
Expenses
Operating expenses from the insurance operations increased 1.6%, or EUR 81 million to EUR 5,275 million in 2006, from EUR 5,194 million in 2005, mainly due to a release of employee benefit provisions in the Netherlands in the fourth quarter of 2005 as well as expenses made in 2006 to support our growth in Central and Rest of Europe and Asia. The efficiency ratios for the life insurance operations improved mainly reflecting the growth of assets under management. Expenses as a percentage of assets under management for investment products improved to 0.75% in 2006 compared with 0.82% in 2005. Expenses as a percentage of premiums for life products improved to 13.26% in 2006 from 13.28% in 2005. The cost ratio for the non-life operations remained stable at 31.8% in 2006 compared to 31.9% in 2005.
Profit before tax and net profit
Total profit before tax from insurance increased 24.1%, or EUR 957 million, to EUR 4,935 million in 2006 from EUR 3,978 million in 2005. This increase was impacted by divestments which resulted in a profit of EUR 49 million in 2006 and a loss of EUR 13 million in 2005. Divested units contributed EUR 16 million profit before tax in 2005 and did not contribute to profit before tax in 2006. Net profit from insurance increased by 20.9%, or EUR 684 million to EUR 3,952 million in 2006 from EUR 3,268 million in 2005 due to an increase in third-party interests to EUR 281 million in 2006 from EUR 255 million in 2005, and an increase of the effective tax rate from 11.4% in 2005 to 14.2% in 2006 due to lower releases from tax provisions.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 22.9%, or EUR 911 million to EUR 4,886 million in 2006 from EUR 3,975 million in 2005, mainly due to strong growth in retirement services and life insurance in developing markets, higher investment results and a favorable claims environment for the non-life business. Underlying profit before tax from life insurance increased 23.0%, or EUR 637 million from EUR 2,768 million in 2005 to EUR 3,405 million in 2006, driven by increased sales, growth in assets under management and investment gains. The non-life operations increased by 22.7%, or EUR 274 million from EUR 1,207 million in 2005 to EUR 1,481 million in 2006. Lower results in Canada, due to less favourable developments in prior-year reserves and lower investment-related gains, were offset by higher results in all regions benefiting from a favorable underwriting cycle.
Embedded value
The embedded value of ING’s life insurance operations increased 7.7%, or EUR 2,128 million to EUR 29,714 million in 2006 from EUR 27,586 million in 2005, before net dividends of EUR 1,995 million paid to the Group in 2006. The embedded value after net dividends amounted EUR 27,718 million. The figures are calculated in accordance with European Embedded Value principles issued by the CFO Forum, a group representing the chief financial officers of major European insurers. In addition to the value attributable to new business and the unwinding of the discount rate, significant contributions to the increase in embedded value came from favourable financial performance variances and the investment return on free surplus. These positive factors were partially offset by currency movements, changes in discount rates and economic assumptions, particularly in Taiwan, due to reduction of ultimate risk free rates from 5.75% to 3.93%. Value of New Business remained stable at EUR 807 million compared to EUR 805 million in 2005, but Asia/ Pacific, Central and Rest of Europe and US Wealth Management continue to show strong growth.
BANKING OPERATIONS
Income
Total income from banking increased 2.5%, or EUR 347 million to EUR 14,195 million in 2006 from EUR 13,848 million in 2005, as a sharp decline in investment income, primarily attributable to gains/losses on divestments, was more than offset by increases in commission income, net trading income and interest income.

The net interest result increased by EUR 173 million, or 1.9%, to EUR 9,335 million in 2006 from EUR 9,162 million in 2005, driven by higher interest results in Retail Banking and ING Direct, which were partially offset by lower interest results in Wholesale Banking. The total net interest margin in 2006 was 1.1%, a decrease from 1.2% in 2005, due to the flattening of yield curves, pressure on client margins and the ongoing growth of ING Direct with a lower interest margin.
Investment income decreased by EUR 454 million, or 48.5%, to EUR 483 million in 2006 from EUR 937 million in 2005. The decrease was primarily due to EUR 379 million in gains recognized on divestments in 2005 and a loss of EUR 112 million on divestments in 2006.
Commission income increased 11.7%, or EUR 280 million to EUR 2,681 million in 2006 from EUR 2,401 million in 2005. The increase in commission income was primarily due to the strong growth of management fees primarily at ING Real Estate and higher fees from securities business, brokerage & advisory and insurance banking. The increase in commission income from insurance is largely attributable to ING Belgium, primarily resulting from a changed sales agreement with Insurance Belgium.
Other income increased by EUR 348 million, or 25.8%, to EUR 1,696 million in 2006 from EUR 1,348 million in 2005. The increase is primarily due to a EUR 479 million increase in net trading income, partly offset by EUR 89 million lower valuation results from non-trading derivatives and a decrease of EUR 85 million of other revenue. The share of profit from associates increased by EUR 43 million from EUR 140 million in 2005 to EUR 183 million in 2006, mainly due to associates at ING Real Estate.
Expenses
Total operating expenses increased by EUR 243 million, or 2.7%, to EUR 9,087 million in 2006 from EUR 8,844 million in 2005. Excluding divestments, operating expenses increased by EUR 420 million or by 4.9%, from EUR 8,612 million in 2005 to EUR 9,032 million in 2006. The increase is in large part attributable to EUR 202 million higher expenses to support the growth of the ING Direct activities, EUR 27 million higher expenses at the fast growing ING Real Estate and EUR 164 million compliance-related costs in 2006. Releases from employee benefit provisions decreased by EUR 53 million from EUR 119 million in 2005 to EUR 66 million in 2006, while the reclassification of payment expenses from operating expenses to funds transfer commission lowered total operating expenses by EUR 74 million.
The addition to the provision for loan losses
The total addition to the provision for loan losses in 2006 was EUR 103 million compared to EUR 88 million in 2005, an increase of 17.0% or EUR 15 million. The increase by EUR 50 million in Retail Banking, from EUR 90 million in 2005 to EUR 140 million in 2006, due to lower releases outside the Netherlands which was partly offset by a EUR 10 million increase in net release in Wholesale Banking and a EUR 25 million lower addition at ING Direct, from EUR 106 million in 2005 to EUR 81 million in 2006. As a percentage of average credit-risk weighted assets, the addition to the provision for loan losses in 2006 equaled 3 basis points, similar to 2005.
Profit before tax and net profit
Total profit before tax increased 1.8%, or EUR 89 million to EUR 5,005 million in 2006 from EUR 4,916 million in 2005. Divestments had a negative impact on profit before tax in 2006, including EUR 112 million realized losses on divestments compared with gains of EUR 379 million in 2005. Divested units contributed EUR 45 million to profit before tax in 2006 compared to a loss of EUR 17 million in 2005. Net profit from banking declined 5.1%, or EUR 202 million from EUR 3,942 million in 2005 to EUR 3,740 million in 2006. This decrease is related to the effective tax rate for ING’s banking operations which increased from 18.8% (EUR 924 million) for 2005 to 24.1% (EUR 1,205 million) for 2006, mainly due to tax-exempt gains on divestments, a release of EUR 35 million from the tax provisions in 2005, and the establishment of a EUR 148 million deferred tax asset related to net operating losses in the U.S. in 2005.
Underlying profit before tax
ING’s banking businesses benefited from a strong increase in profit in 2006 driven by strong income growth in all three business lines and continued low additions to the provision for loan losses, offset by a 4.9% increase in expenses, including EUR 176 million in additional compliance-related costs. Underlying profit before tax rose 11.4%, or EUR 518 million to EUR 5,072 million in 2006 from EUR 4,554 million in 2005. Growth was driven by increased savings and strong demand for mortgages at both Retail Banking and ING Direct.

GROUP OVERVIEW
Year ended December 31, 2005 compared to year ended December 31, 2004
Total profit before tax increased EUR 1,154 million, or 14.9% from EUR 7,740 million in 2004 to EUR 8,894 million in 2005 and total underlying profit before tax increased EUR 1,439 million or 20.3% from EUR 7,090 million in 2004 to EUR 8,529 million in 2005. The increase in total profit before tax and total underlying profit before tax was driven by strong growth from Retail Banking and ING Direct as well as from Insurance Americas and Insurance Europe due to growth in retirement services and favorable results from non-life insurance. The increase in total profit before tax was also impacted by the decrease in special items, from EUR 342 million in 2004 to zero in 2005. Special items in 2004 included a gain of EUR 287 million related to the U.S. dollar hedge, a EUR 96 million gain on old reinsurance business and restructuring provisions of EUR 41 million at Wholesale Banking.
Net profit rose by EUR 1,455 million, or 25.3% from EUR 5,755 million in 2004 to EUR 7,210 million in 2005. This higher growth compared with the increase in profit before tax was due to a lower effective tax rate in 2005. The effective tax rate declined to 15.5% in 2005 from 22.1% in 2004 due to a lower statutory tax rate in the Netherlands in 2005, tax-exempt gains on divestments (such as Baring Asset Management, CenE Bankiers and the IPO of ING Canada), EUR 148 million from the creation of deferred tax assets, related to net operating losses from the banking operations, and net releases from tax provisions of EUR 435 million in 2005 compared with EUR 161 million in releases in 2004.
Earnings per share attributable to equity holders of the Company increased to EUR 3.32 in 2005 from EUR 2.71 in 2004.
Currency impact
Currency rate differences had a positive impact of EUR 81 million on net profit and EUR 116 million on total profit before tax, mainly due to the strengthening of the Canadian and Australian dollars, Polish zloty and South Korea won.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital, which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains on fixed-interest investments and includes hybrid capital. On this basis, the debt/equity ratio of ING Group improved to 9.4% in 2005 compared with 11.9% at January 1, 2005 supported by growth in equity. The capital coverage ratio of ING Verzekeringen N.V. increased to 255% of E.U. regulatory requirements at the end of December 2005, compared with 204% at January 1, 2005. The Tier-1 ratio of ING Bank N.V. was 7.32% at the end of 2005, up from 6.92% on January 1, 2005, as growth in capital was partially offset by strong growth in risk-weighted assets. Total risk-weighted assets of the banking operations increased by EUR 45.6 billion, or 16.6%, to EUR 319.7 billion at December 31, 2005 from EUR 274.1 billion as of December 31, 2004, driven by growth in all three banking business lines.
Return on Shareholders’ equity
The net return on shareholders’ equity increased to 26.6% in 2005 from 25.4% in 2004. The insurance operations reflected a 21.1% net return on equity in 2005, down from 27.0% in 2004, due to an increase in shareholders’ equity in 2005. The banking operations reflected an increase to 24.2% in 2005 from 15.8% in 2004.
INSURANCE OPERATIONS
Income
Total premium income increased 4.9%, or EUR 2,141 million from EUR 43,617 million in 2004 to EUR 45,758 million in 2005, mainly driven by a strong growth of life premiums which increased by 5.7%, or EUR 2,154 million to EUR 39,657 million in 2005 from EUR 37,503 million in 2004, primarily related to growth in South Korea and Japan. Premium growth was partially offset by divestments and the reclassification of some life products to investment contracts from the beginning of 2005 under IFRS 4, notably in Australia, the U.S. and Belgium, which had a total negative impact of EUR 2,053 million. Non-life premiums decreased slightly by 0.2%, or EUR 13 million, from EUR 6,114 million in 2004 to EUR 6,101 million in 2005, as lower premiums in the Netherlands and Mexico offset higher premiums in Canada following the acquisition of Allianz Canada in December 2004.

Investment income and Other income declined 4.5%, or EUR 488 million to EUR 10,299 million in 2005 from EUR 10,787 million in 2004, reflecting the impact of divestments in both periods and the gain on the U.S. dollar hedge in 2004, which offset higher profit from associates. Commission income increased 12.4%, or EUR 148 million to EUR 1,346 million in 2005 from EUR 1,198 million in 2004, mainly driven by a reclassification of products from life insurance to investment products under IFRS 4 and by the impact of divestments
Underwriting Expenditure
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
Expenses
Operating expenses from the insurance operations increased 9.4%, or EUR 448 million to EUR 5,194 million in 2005, from EUR 4,746 million in 2004, due to increased costs to support the ongoing growth of the business, particularly in Asia, as well as the impact (EUR 30 million) of a new collective labor agreement in the Netherlands, investments in IT infrastructure, and start-up costs for a new distribution channel in Canada. The efficiency ratios for the life insurance operations improved as both premium and asset growth outpaced the growth in expenses. Expenses as a percentage of assets under management for investment products improved to 0.82% in 2005 compared with 0.86% in 2004. Expenses as a percentage of premiums for life products improved to 13.28% in 2005 from 13.52% in 2004. The cost ratio for the non-life operations deteriorated slightly to 31.9% in 2005 from 30.6% in 2004, driven by higher costs related to the purchase of Allianz Canada in December 2004.
Profit before tax and net profit
Total profit before tax from insurance declined 8.0%, or EUR 344 million, to EUR 3,978 million in 2005 from EUR 4,322 million in 2004. This decline was impacted by the divestments which resulted in a loss of EUR 13 million in 2005 and a gain of EUR 221 million in 2004. Divested units contributed EUR 16 million to profit before tax in 2005 and EUR 151 million in 2004. Results in 2004 also included a gain of EUR 290 million from the U.S. dollar hedge and a gain of EUR 96 million from old reinsurance activities as special items while no special items were recorded in 2005. Net profit from insurance decreased by 2.4%, or EUR 81 million to EUR 3,268 million in 2005 from EUR 3,349 million in 2004. This decrease is related to an increase in third-party interests in 2005 to EUR 255 million from EUR 123 million in 2004, partially offset by the decrease of the effective tax rate from 19.7% in 2004 to 11.4% in 2005 due to tax-exempt gains on divestments, a lower statutory tax rate in the Netherlands and releases of tax provisions of EUR 435 million, primarily related to the conclusions of the tax administration on reviews of certain provisions in the Netherlands and the results of an IRS audit in the Americas.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 11.5%, or EUR 411 million to EUR 3,975 million in 2005 from EUR 3,564 million in 2004. ING’s insurance operations continued to benefit from strong growth in retirement services and life insurance in developing markets, higher investment results and a favorable claims environment for the non-life insurance businesses. Underlying profit before tax from life insurance increased 7.6%, or EUR 196 million from EUR 2,572 million in 2004 to EUR 2,768 million in 2005, driven by the U.S., Central Europe, South Korea and the Netherlands, supported by higher sales, growth in assets under management and investment gains. This growth was somewhat offset by the reserve strengthening in Taiwan, and lower capital gains on equities in 2005 compared to 2004, EUR 388 million and EUR 590 million, respectively. The non-life operations in the Netherlands, Belgium and Canada continued to benefit from a historically low claims ratio, which helped to drive underlying profit from non-life insurance up 21.7%, or EUR 215 million from EUR 992 million in 2004 to EUR 1,207 million in 2005.
Embedded value
The embedded value of ING’s life insurance operations increased 22.9%, or EUR 5,135 million to EUR 27,586 million in 2005 from EUR 22,451 million in 2004, including net dividends of EUR 474 million and EUR 1,049 million paid to the Group in 2005 and 2004, respectively. The figures are calculated in accordance with European Embedded Value principles issued by the CFO Forum, a group representing the chief financial officers of major European insurers. In addition to the value attributable to new business and the unwinding of the discount rate, significant contributions to the increase in embedded value came from favorable experience variances and currency movements, changes to discount rates, and the investment return on free surplus. These positive factors were partially offset by changes in economic assumptions, particularly in Asia/Pacific, due to revised new money assumptions in Taiwan. Continued focus on value creation led to a 27.4%, or EUR 173 million increase in the value of new business to EUR 805 million in 2005 from EUR 632 million in 2004, driven by improved pricing margins, higher sales, and a more profitable product mix in the U.S. and Asia/Pacific. Central Europe and Asia/Pacific both generated particularly strong growth in 2005, indicating the strong future earnings potential of the businesses in both regions.
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
Investment and Other income increased sharply to EUR 2,285 million in 2005 from EUR 1,398 million in 2004, primarily due to EUR 379 million in gains recognized on divestments in 2005 and a loss of EUR 166 million recognized from divestments in 2004, gains recognized on equity investments mainly in Belgium and the Americas in 2005, and EUR 60 million of realized gains recognized on the sale of bonds, which was partially offset by decreased income earned from investment properties, The increase was also due to a EUR 226 million positive valuation result on non-trading derivatives in 2005. The proportional (50%) consolidation of Postkantoren BV in the Netherlands starting in 2005, which had no impact on total profit, added EUR 168 million. The share of profit from associates increased by EUR 106 million from EUR 34 million in 2004 to EUR 140 million in 2005, mainly due to associates at ING Real Estate. The result of the trading portfolio decreased by EUR 205 million or 32.7% from EUR 626 million in 2004 to EUR 421 million in 2005, partly due to a reclassification of interest-related components from trading results to interest results.
Commission income declined 7.0%, or EUR 180 million to EUR 2,401 million in 2005 from EUR 2,581 million in 2004, primarily related to the impact of divestments, which was partially offset by higher management fees (mainly at ING Real Estate) and higher commission fees from the securities business, funds transfers and brokerage and advisory fees.
Expenses
Total operating expenses increased 0.6%, or EUR 49 million to EUR 8,844 million from EUR 8,795 million in 2004 due to increased labor costs and one-off expenses and divestments which largely offset the impact of consolidations (Postkantoren B.V. and Mercator Bank) in 2005. One-off expenses of EUR 255 million include EUR 47 million for restructuring the Operations and IT activities in the Benelux, EUR 27 million for accelerated software depreciation, EUR 78 million for impairments on development projects at ING Real Estate and EUR 103 million for reorganization and reallocation provisions, mainly related to Williams de Broë, recorded in Belgium. An additional EUR 168 million is related to the consolidation of 50% of Postkantoren BV in 2005. The remaining increase was driven by continued strong growth of ING Direct, the acquisition of Mercator Bank in Belgium, investments to expand the retail banking activities in Romania, Poland and India, as well as higher IT costs. Personnel expenses increased, particularly in the Netherlands as a result of the new collective labour agreement; however that was largely offset by a net release of EUR 119 million in provisions for employee benefits following healthcare and pension legislative changes in the Netherlands. The total cost/income ratio of the banking operations improved to 63.9% in 2005 from 69.4% in 2004.
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
Profit before tax and net profit
Total profit before tax increased 43.8%, or EUR 1,498 million to EUR 4,916 million in 2005 from EUR 3,418 million in 2004. Divestments had a positive impact on profit before tax in 2005, including EUR 379 million in realized gains on divestments compared with a loss of EUR 166 million in 2004. Divested units contributed a loss of EUR 17 million to profit before tax in 2005 and a gain of EUR 102 million in 2004. Net profit from banking rose 63.8%, or EUR 1,536 million from EUR 2,406 million in 2004 to EUR 3,942 million in 2005. This increase was related to the change in the effective tax rate which declined to 18.8% in 2005 from 25.1% in 2004 due to tax-exempt gains on divestments, a lower statutory tax rate in the Netherlands, non-taxable gains on equities mainly in Belgium, a release of EUR 35 million from the tax provisions, and a EUR 148 million deferred tax asset related to net operating losses in the U.S. in 2005.
Underlying profit before tax
ING’s banking businesses had a strong increase in profit in 2005 driven by solid growth in income at ING Direct and Retail Banking and historically low additions to the provision for loan losses. Underlying profit before tax rose 29.2%, or EUR 1,028 million to EUR 4,554 million in 2005 from EUR 3,526 million in 2004. Growth was driven by increased savings and strong demand for mortgages at both Retail Banking and ING Direct. Profit was also supported by the sale of equity investments and a positive impact on balance from the implementation of IAS 32 and IAS 39. Underlying profit before tax in 2004 included special items related to a restructuring provision of EUR 41 million for the International Wholesale Banking network, compared to no special items reported in 2005.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(EUR billions, except
	amounts per share)
Investments	311.6	324.6	276.3
Financial assets at fair value through the profit and loss account	310.9	260.4	157.3
Loans and advances to customers	474.4	439.2	330.5
Total assets	1,226.3	1,158.6	876.4
Insurance and investment contracts Life
Life	237.9	232.1	205.5
Non-life	10.1	12.8	11.4
Investment contracts	20.7	18.6

Total insurance and investment contracts	268.7	263.5	216.9
Customer deposits and other funds on deposits1)	496.7	465.7	349.2
Debt securities in issue/other borrowed funds	107.8	113.5	102.7
Total liabilities (including third-party interests)	1,188.0	1,121.9	852.3
Shareholders’ equity	38.3	36.7	24.1
Shareholders’ equity per Ordinary share (in EUR)	17.78	16.96	12.95

1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
Year ended December 31, 2006 compared to year ended December 31, 2005
Total assets increased by 5.8% in 2006 to EUR 1,226.3 billion, mainly due to increased fixed income investments, loans and advances to customers and customer deposits and other funds on deposits. Investments decreased by EUR 13.0 billion, or 4.0%, to EUR 311.6 billion in 2006 from EUR 324.6 billion in 2005, representing a decrease of EUR 4.0 billion in insurance investments and a decrease of EUR 9.0 billion in banking investments.
Loans and advances to customers increased by EUR 35.2 billion, or 8.0%, rising to EUR 474.4 billion at the end of December 2006 from EUR 439.2 billion at the end of December 2005. Loans and advances to customers of the insurance operations decreased EUR 0.9 billion. Loans and advances of the banking operations increased by EUR 34.7 billion. The Netherlands operations increased by EUR 18.4 billion and the international operations by EUR 16.3 billion, for EUR 16.4 billion negatively influenced by the sale of Deutsche Hypothekenbank. ING Direct contributed EUR 20.0 billion to the increase, of which EUR 16.4 billion was due to personal lending.
Shareholders’ equity increased by 4.2% or EUR 1,530 million to EUR 38,266 million at December 31, 2006 compared to EUR 36,736 million at December 31, 2005. Net profit from the year 2006 added EUR 7,692 million to equity and unrealized revaluation shares added EUR 1,726 million, partially offset by unrealized revaluations debt securities of EUR 2,901 billion, exchange rate differences of EUR 1,335 million and a cash dividend of EUR 2,681 million.
Year ended December 31, 2005 compared to year ended December 31, 2004
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
Shareholders’ equity increased by 52.6% or EUR 12,667 million to EUR 36,736 million at December 31, 2005 compared to EUR 24,069 million at December 31, 2004. Net profit from the year 2005 added EUR 7,210 million to equity, revaluations added EUR 1,626 million, exchange rate differences added EUR 2,067 million and adjustments related to the implementation of IAS 32 and IAS 39 and IFRS 4 added EUR 4,103 million, partially offset by EUR 657 million in realized capital gains that were released through the profit and loss account and the cash dividend of EUR 2,461 million.

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. The following table sets forth the contribution of our six business lines to our underlying profit before tax for each of the years 2006, 2005 and 2004:

			Insurance
2006	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Total
(EUR millions)	Europe	Americas	Pacific	Banking	Banking	Direct	Other(1	Group
Total income	16,170	29,779	13,378	5,818	6,002	2,373	101	73,621

Total expenditure	13,808	27,787	12,742	3,337	4,070	1,679	258	63,681

Profit before tax	2,362	1,992	636	2,481	1,932	694	(157)	9,940
Gains/losses on divestments	(34)		(15)	89		23		63
Profit/loss before tax from divested units				(45)				(45)

Special items

Underlying profit before tax	2,328	1,992	621	2,525	1,932	717	(157)	9,958

			Insurance
2005	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Total
(EUR millions)	Europe	Americas	Pacific	Banking	Banking	Direct	Other(1	Group
Total income	16,033	28,034	13,191	5,957	5,796	2,119	(10)	71,120

Total expenditure	14,002	26,093	12,713	3,358	3,919	1,502	639	62,226

Profit before tax	2,031	1,941	478	2,599	1,877	617	(649)	8,894
Gains/losses on divestments	(10)	50	(27)	(317)	(62)			(366)
Profit/loss before tax from divested units		(12)	(4)	17				1

Special items

Underlying profit before tax	2,021	1,979	447	2,299	1,815	617	(649)	8,529

			Insurance
2004	Insurance	Insurance	Asia/	Wholesale	Retail	ING		Total
(EUR millions)	Europe	Americas	Pacific	Banking	Banking	Direct	Other(1	Group
Total income	16,041	28,084	10,490	5,871	5,062	1,709	902	68,159

Total expenditure	14,418	26,392	9,734	3,926	3,887	1,274	788	60,419

Profit before tax	1,623	1,692	756	1,945	1,175	435	114	7,740
Gains/losses on divestments		(2)	(219)	166				(55)
Profit/loss before tax from divested units		(89)	(62)	(95)	(7)			(253)

Special items	(11)			41			(372)	(342)

Underlying profit before tax	1,612	1,601	475	2,057	1,168	435	(258)	7,090

1)	Other mainly includes items not directly attributable to the business lines and intercompany relations
Refer to Note 2.1, note 50, of the consolidated financial statements for further disclosure of our segment reporting.

INSURANCE EUROPE

	Insurance Europe
	2006	2005	2004
	(EUR millions)
Premium income	10,552	10,702	11,369
Commission income	348	303	299
Investment and Other income	5,270	5,028	4,373

Total income	16,170	16,033	16,041

Underwriting expenditure	11,458	11,644	12,327
Other interest expenses	544	481	322
Operating expenses	1,805	1,869	1,768
Other impairments	1	7	1

Total expenditure	13,808	14,001	14,418

Profit before tax	2,362	2,032	1,623
Gains/losses on divestments	(34)	(10)
Special items			(11)

Underlying profit before tax	2,328	2,022	1,612

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total premium income declined by 1.4%, or EUR 150 million to EUR 10,552 million in 2006 from EUR 10,702 million in 2005, through a decrease of 1.4% in Life premium and 1.6% in Non-life premium. Life premium declined especially in the Netherlands (increase of 4.1%) and Belgium (increase of 11.5%) and was partially offset by Central and Rest of Europe which showed an increase of 18.0%. Non-life premium income declined also in the Netherlands (decrease of 2.1%) but Belgium and Rest of Europe showed premium growth of 0.6% and 2.2% respectively.
Commission income increased by 14.9%, or EUR 45 million to EUR 348 million in 2006 from EUR 303 million in 2005, mainly due to increased assets under management in Central and Rest of Europe. Commission income in the Netherlands remained stable at EUR 113 million compared to EUR 105 million in 2005. Investment and Other income increased by 4.8%, or EUR 242 million from EUR 5,028 million in 2005 to EUR 5,270 million in 2006, supported by the life operations in the Netherlands, which increased by EUR 153 million, due to higher dividend income, increased capital gains on equities, revaluations of real estate and private equity and Belgium which increased by EUR 44 million as well as higher gains on divestments (Piraeus in 2006 against Freeler in 2005).
Expenses
Operating expenses declined by 3.4%, or EUR 64 million to EUR 1,805 million in 2006 from EUR 1,869 million in 2005 primarily due to a decrease of 6.7% or EUR 99 million in the Netherlands mainly due to a decrease in the work force resulting from reorganizations, especially at Nationale-Nederlanden and higher releases from employee benefit provisions. Operating expenses in Belgium increased by 4.2% or EUR 6 million (due to a release of a legal claim provision in 2005) and in Central and Rest of Europe by 11.4% or EUR 29 million due to growth of business and the developing of greenfields (business in new countries). Expenses as a percentage of assets under management improved from 0.93% to 0.76% and expenses as a percentage of life premiums improved from 23.38% to 22.50%.
Profit before tax
Profit before tax included a gain of EUR 34 million from the unwinding of Piraeus (Greece) in 2006, and a gain of EUR 10 million from the sale of the internet provider Freeler in 2005. Including those items, total profit before tax rose 16.2%, or EUR 330 million to EUR 2,362 million in 2006 from EUR 2,032 million in 2005.

Underlying profit before tax
Underlying profit before tax from Insurance Europe rose by 15.1%, or EUR 306 million from EUR 2,022 million in 2005 to EUR 2,328 million in 2006, mainly driven by strong underwriting results at the non-life businesses in the Netherlands, which increased by 49.7% or EUR 184 million, primarily due to an increase in underwriting results for especially loss of income / accident and motor risks. In addition life insurance in the Netherlands increased by 11.2%, or EUR 137 million, due primarily to favorable investment results and lower expenses. Belgium however showed a decrease of EUR 44 million or 34.9% in underlying profit from life insurance mainly caused by a new commission agreement, which is expected to stimulate the sale of insurance policies, with ING Bank Belgium.

1)	Belgium includes underlying profit before tax from Luxembourg.

2)	Central and Rest of Europe includes Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece and Russia.

3)	Underlying profit before tax by segment in 2006 was as follows: Netherlands: life EUR 1,357 million and non-life EUR 554 million, Belgium: life EUR 82 million and non-life EUR 55 million, Central Europe and Spain: life EUR 240 million and non-life EUR 40 million.

4)	Underlying profit before tax by geographic region in 2005 was as follows: Netherlands EUR 1,589 million (life EUR 1,220 million and non-life EUR 370 million), Belgium EUR 174 million (life EUR 126 million and non-life EUR 48 million), Central and Rest of Europe and Spain EUR 258 million (life EUR 217 million and non-life EUR 41 million).
Netherlands
In the Netherlands, underlying profit before tax increased by 20.2%, or EUR 321 million to EUR 1,911 million in 2006 from EUR 1,590 million in 2005 due to higher investment and other income and lower expenses. Underlying profit before tax from the life insurance businesses rose by 11.2%, or EUR 137 million from EUR 1,220 million in 2005 to EUR 1,357 million in 2006 driven by higher investment income largely due to higher dividends received, gains on equity, gains and revaluations on real estate investments and private equity, and were partly offset by lower reduction in Nationale-Nederlanden’s guaranteed separate account contracts (contracts with a guaranteed yield for the customer regardless of the realized yield on the investments). In addition expense and actuarial provision releases were higher in 2006. Life premium income declined by 4.1%, or EUR 221 million from EUR 5,451 million in 2005 to EUR 5,230 million in 2006, mainly due to fewer acquired group life contracts and lower addition (through premium income) to buffer regarding certain group life contracts (positive product experience).
Underlying profit before tax from the non-life insurance businesses increased by 49.7%, or EUR 184 million from EUR 370 million in 2005 to EUR 554 million in 2006, driven by better claims ratios following higher one-off claims provision releases on previous underwriting years. Non-life premiums declined by 2.1% to EUR 1,606 million, a decrease of EUR 35 million compared to EUR 1,641 million in 2005 which was attributable to all branches, but primarily to loss of income/accident insurance due to the new long-term disability act and fierce competition in short-term disability insurance.
Belgium
In Belgium, underlying profit before tax from insurance declined by 20.8%, or EUR 36 million from EUR 173 million in 2005 to EUR 137 million in 2006, mainly due to a decrease in results from life insurance of EUR 44 million, or 34.9% to EUR 82 million in 2006 from EUR 126 million, which was primarily due to the new commission agreement with ING Bank Belgium. Life premium income decreased by 11.5%, to EUR 1,442 million in 2006 from EUR 1,630 million in 2005, due to lower sales of single premium investments products through the bank channel. Underlying profit before tax from non-life insurance increased by 17.0%, or EUR 8 million to EUR 55 million in 2006 from EUR 47 million in 2005 due to improved claims ratio from 66.8% in 2005 to 65.0% in 2006. Non-life premium income increased by 0.6% to EUR 321 million in 2006 from EUR 319 million in 2005.

Central and Rest of Europe
In Central and Rest of Europe, underlying profit increased by 8.5%, or EUR 22 million to EUR 280 million in 2006 from EUR 258 million in 2005, driven by a 7.5% or EUR 19 million increase in life results due to higher assets under management and increased sales in Greece, Poland and the Czech Republic, partly offset by start-up costs for greenfields in Russia and Bulgaria and expenses for a project to determine the required economic capital. Life premium income rose by 18.0%, or EUR 289 million from EUR 1,617 million in 2005 to EUR 1,906 million in 2006 within all countries, primarily in Spain and Hungary.
US GAAP
US GAAP profit before tax is EUR 830 million lower than IFRS-EU profit before tax of EUR 2,362 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR (797) million in 2006 compared to EUR 686 million in 2005 for the reversal of IFRS-EU hedge accounting; EUR 91 million in 2006 compared to EUR (112) million in 2005 related to differences in debt securities valuation; EUR 155 million in 2006 compared to EUR 73 million in 2005 related to differences in the deferred acquisition costs and provision for insurance liabilities and EUR (256) million in 2006 compared to EUR (290) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences in real estate and the associates’ accounting for real estate, which became a significant reconciling item in 2005 due to a change in the scope of consolidation of property investment funds; EUR 0 million in 2006 compared to EUR 147 million in 2005 related to the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements
Year ended December 31, 2005 compared to year ended December 31, 2004
Income
Total premium income declined by 5.9%, or EUR 667 million to EUR 10,702 million in 2005 from EUR 11,369 million in 2004, due to the reclassification of some products from life insurance to investment contracts under IFRS 4, which had a negative impact of EUR 761 million, as well as a decline in non-life premiums in the Netherlands. Non-life premium income declined by 2.8%, or EUR 57 million to EUR 2,007 million from EUR 2,064 million in 2004, due to premium refunds resulting from the new long-term disability laws in the Netherlands which took effect in 2006.
Commission income increased by 1.3%, or EUR 4 million to EUR 303 million in 2005 from EUR 299 million in 2004 and Investment and Other income increased by 15.0%, or EUR 655 million from EUR 4,373 million in 2004 to EUR 5,028 million in 2005, supported by pre-payment penalty fees, capital gains on bonds and private equity investments.
Expenses
Operating expenses rose by 5.7%, or EUR 101 million to EUR 1,869 million in 2005 from EUR 1,768 million in 2004 primarily due to an increase of EUR 30 million related to the new collective labor agreement in the Netherlands, EUR 39 million in severance costs at Nationale-Nederlanden and EUR 23 million for streamlining the IT organization at NN and RVS, the Dutch tied agents company of ING. This increase was partially offset by a release of EUR 47 million from provisions for employee benefits following healthcare and pension legislative changes in the Netherlands. Operating expenses in Belgium and Central Europe declined as a result of cost containment programmes. Expenses as a percentage of assets under management improved from 1.06% to 0.93% and expenses as a percentage of life premiums deteriorated from 20.99% to 23.38%.
Profit before tax
Profit before tax included a gain of EUR 10 million from the sale of the internet provider Freeler in 2005, and a gain of EUR 11 million on old reinsurance business in 2004. Including those items, total profit before tax rose by 25.2%, or EUR 409 million to EUR 2,032 million in 2005 from EUR 1,623 million in 2004.
Underlying profit before tax
Underlying profit before tax from Insurance Europe rose by 25.4%, or EUR 410 million from EUR 1,612 million in 2004 to EUR 2,022 million in 2005, driven by life insurance in the Netherlands and Central Europe as well as strong underwriting results at the non-life businesses in the Netherlands and Belgium. Underlying profit from life insurance rose by 22.3%, or EUR 291 million to EUR 1,598 million in 2005 from EUR 1,307 million in 2004, led by a 48.3% increase in life results from Central Europe, primarily in Poland and Hungary, and a 20.0% increase in the life results in the Netherlands. Underlying profit from non-life insurance rose by

39.0%, or EUR 119 million from EUR 305 million in 2004 to EUR 424 million in 2005, supported by strong underwriting results and releases of provisions caused by the introduction of a new long-term disability act in 2006.

1)	Belgium includes underlying profit before tax from Luxembourg.

2)	Central Europe includes Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece and Russia.

3)	Underlying profit before tax by geographic region in 2004 was as follows: Netherlands EUR 1,290 million (life EUR 1,017 million and non-life EUR 273 million), Belgium EUR 143 million (life EUR 122 million and non-life EUR 21 million), Central Europe and Spain EUR 179 million (life EUR 168 million and non-life EUR 11 million).
Netherlands
In the Netherlands, underlying profit before tax increased by 23.2%, or EUR 299 million to EUR 1,589 million in 2005 from EUR 1,290 million in 2004, as higher investment income more than offset growth in expenses related to the new collective labor agreement and actions to improve customer satisfaction and efficiency. Results included a EUR 151 million revaluation of non-trading derivatives, EUR 83 million higher results from real estate investment from EUR 419 million in 2004 to EUR 502 million in 2005 and EUR 94 million higher results from private equity from EUR 37 million in 2004 to EUR 131 million in 2005, as well as a EUR 98 million release of disability provisions triggered by the introduction of a new long-term disability act in 2006.
Underlying profit before tax from the life insurance businesses rose by 20.0%, or EUR 203 million from EUR 1,017 million in 2004 to EUR 1,220 million in 2005 driven by higher investment income and an improved morbidity result due to the release of disability provisions. Life premium income declined by 6.4%, or EUR 374 million from EUR 5,823 million in 2004 to EUR 5,449 million in 2005, mainly due to lower acquisition of group life contracts, the reclassification of insurance contracts to investment contracts under IFRS 4, and lower single-premium sales due to enhanced pricing discipline to improve profitability.
Underlying profit before tax from the non-life insurance businesses increased by 35.2%, or EUR 96 million from EUR 273 million in 2004 to EUR 369 million in 2005, driven by higher results from real estate and private equity investments as well as actuarial provision releases. Non-life premiums declined by 3.0% to EUR 1,642 million, a decrease of EUR 51 million compared to EUR 1,693 million in 2004 largely attributable to premium refunds in loss of income/accident insurance due to the new long-term disability act. This decrease was partially offset by higher fire insurance premiums following a premium rate adjustment.
Belgium
In Belgium, underlying profit before tax from insurance rose by 21.7%, or EUR 31 million from EUR 143 million in 2004 to EUR 174 million in 2005, mainly due to a sharp increase in results from non-life insurance, which rose by EUR 27 million, or 128.6% to EUR 48 million in 2005 from EUR 21 million, driven by favourable claims development, primarily in fire, health and loss of income/accident insurance, as well as decreased operating expenses. Underlying profit before tax from life insurance, including Luxembourg, increased by 3.3%, or EUR 4 million to EUR 126 million in 2005 from EUR 122 million in 2004, as a decline in operating expenses compensated for higher lapses and lower management/entrance fees. Excluding the reclassification of products from life insurance to investment products under IFRS 4, which had a negative impact of EUR 761 million, life premium income increased by 20.4%, to EUR 1,630 million in 2005 from EUR in 1,354 million in 2004, due to strong sales of universal life products.

Central and Rest of Europe
In Central and Rest of Europe, underlying profit increased by 44.1%, or EUR 79 million to EUR 258 million in 2005 from EUR 179 million in 2004, driven by a 48.3% increase in life results in Central Europe to EUR 251 million. Poland, Hungary, Greece, Spain and Romania all showed strong growth in life and pensions, driven by higher premiums and lower operating expenses. Life premium income rose by 18.3%, or EUR 250 million from EUR 1,367 million in 2004 to EUR 1,617 million in 2005 driven by high sales of unit-linked products in Hungary and universal life products in Poland and Greece.
US GAAP
US GAAP profit before tax was EUR 446 million higher than IFRS-EU profit before tax of EUR 2,032 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 147 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; EUR 686 million in 2005 compared to EUR 185 million in 2004 for the reversal of IFRS-EU hedge accounting; EUR (112) million in 2005 compared to EUR 17 million in 2004 related to differences in debt securities valuation; and EUR (290) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate, which became a significant reconciliation item in 2005 due to a change in the scope of consolidation of property investment funds. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
INSURANCE AMERICAS

	Insurance Americas
	2006	2005	2004
	(EUR millions)
Premium income	24,118	22,744	22,761
Commission	984	785	798
Investment and Other income	4,677	4,505	4,525

Total income	29,779	28,034	28,084

Underwriting expenditure	24,981	23,597	24,058
Other interest expenses	316	98	118
Operating expenses	2,490	2,397	2,202
Other impairments		1	14

Total expenditure	27,787	26,093	26,392

Profit before tax	1,992	1,941	1,692
Gains/losses on divestments		50	(2)
Profit before tax from divested units		(12)	(89)

Underlying profit before tax	1,992	1,979	1,601

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Premium income rose by 6.0%, or EUR 1,374 million, from EUR 22,744 million in 2005 to EUR 24,118 million in 2006. Excluding currency effects premium income rose by 5.8%, due to an increase in Life premium of 6.9% primarily attributable to the US (increase of 6.5%) driven by fixed and variable annuities and retirement services; Latin America (increase of 17.7% following strong production in group life contracts in Mexico and Chile) and in Non-life premium of 2.3%, primarily attributable to Canada (increase of 2.2%) due to an increase in the number of insured risks and Latin America (increase of 2.5%) through higher motor and health sales in Mexico and higher health premium in Chile.
Commission income increased by 25.4%, or EUR 199 million to EUR 984 million in 2006 from EUR 785 million in 2005, primarily as a result of higher assets under management, which were due to sales, persistency and higher fund performance. Investment and Other income increased 3.8% or EUR 172 million from EUR 4,505 million in 2005 to EUR 4,677 million in 2006, mainly due to higher fixed margins and favorable DAC unlocking partly offset by investment related losses resulting from the rising interest rate environment and lower private equity gains.

Expenses
Operating expenses increased by 3.9%, or EUR 93 million from EUR 2,397 million in 2005 to EUR 2,490 million in 2006, due to normal business growth and increased sales agents in the competitive pension market in Mexico. Expenses as a percentage of assets under management for investment products improved from 0.75% to 0.72%, while expenses as a percentage of premiums for life products deteriorated from 13.76% in 2005 to 14.33% in 2006.
Profit before tax
Divestments resulted in a loss of EUR 50 million in 2005 (mainly due to the disposal of Life of Georgia) and divested units generated a profit before tax of EUR 12 million in 2005. Including these items, total profit before tax increased 2.6%, or EUR 51 million from EUR 1,941 million in 2005 to EUR 1,992 million in 2006.
Underlying profit before tax
Underlying profit before tax from Insurance Americas increased by 0.7%, or EUR 13 million from EUR 1,979 million in 2005 to EUR 1,992 million in 2006. Underlying profit before tax in the U.S. grew by 5.0%, or EUR 57 million from EUR 1,147 million in 2005 to EUR 1,204 million in 2006, despite investment related losses resulting from the rising interest rate environment. The Canadian business had a 10.0%, or EUR 67 million decrease in underlying profit before tax from EUR 671 million in 2005 to EUR 604 million in 2006, due to less favorable developments in prior-year reserves and lower investment-related gains. In Latin America underlying profit before tax increased 14.3%, or EUR 23 million to EUR 184 million in 2006 from EUR 161 million in 2005, mainly due to life operations which rose 16.8% or EUR 17 million as higher results in Chile were partly offset by lower results in Mexico as the pension market continued to be highly challenged by competitive market conditions.

1)	Latin America includes Argentina, Chile and Peru.

2)	United States is only life insurance; Canada and Latin America are mainly non-life insurance.
United States
Premium income increased 5.8%, or EUR 1,043 million to EUR 19,130 million in 2006 from EUR 18,087 million in 2005 mainly due to higher fixed and variable annuity sales and higher sales in retirement services but was partially offset by lower premium income from individual life products. Operating expenses were almost flat as they increased only by 1.1%, or EUR 16 million, despite the sales and the portfolio growth. Underlying profit before tax rose by 5.0%, or EUR 57 million from EUR 1,147 million in 2005 to EUR 1,204 million in 2006, despite investment-related losses. Excluding these losses, underlying profit before tax increased 12.6% to EUR 1,252 million due to higher fee income from growth in assets under management, higher interest margins and favourable equity-related deferred acquisition cost unlocking in 2006.
Canada
Premium income rose by 8.5%, or EUR 221 million, from EUR 2,585 million in 2005 to EUR 2,806 million in 2006, primarily attributable to currency impacts as well as to an increase in the number of insured. Operating expenses rose by 14.2% or EUR 68 million, mainly due to currency impact, expenses of brokerage acquired, higher pension costs, higher premium taxes and increased salary and benefits expenses. Underlying profit before tax decreased 10.0%, or EUR 67 million from EUR 671 million in 2005 to EUR 604 million in 2006; excluding currency impact the decrease is 15.5%, due to less favorable developments in prior-year reserves and lower investment-related gains. The claims ratio deteriorated to 59.2% in 2006 from 56.3% in 2005, but the expense ratio improved to 29.9% from 30.5%. The combined ratio deteriorated to 89.1 % in 2006 from 86.8% in 2005.
US GAAP
US GAAP profit before tax is EUR 34 million higher than IFRS-EU profit before tax of EUR 1,992 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR (19) million in 2006 for the depreciation of goodwill related to management rights compared to EUR (326) million in 2005 for the write-off of goodwill related to Sul America, the reversal of goodwill on disposals and the depreciation of goodwill related to management rights; EUR (28) million in 2006 compared to EUR (17) million in 2005 related to differences in debt securities valuation; EUR (3) million in 2006 compared to EUR 203 million in 2005 for the reversal of IFRS-EU hedge accounting; EUR 150 million in 2006 related to deferred acquisition costs and provision for life policy liabilities, compared to EUR (82) million in 2005; and, EUR (30) million in 2006 compared to EUR (89) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
Year ended December 31, 2005 compared to year ended December 31, 2004
Income
Premium income was flat at EUR 22,744 million as higher non-life premiums were partially offset by lower life premiums. Non-life premium income rose by 6.2%, or EUR 235 million from EUR 3,804 million in 2004 to EUR 4,039 million in 2005, driven by a 16.8%, or EUR 372 million increase from EUR 2,213 million to EUR 2,585 million in 2005 in Canada, primarily due to the acquisition of Allianz Canada in December 2004. That growth was partially offset by lower non-life premium income in Mexico related to the auto business and from the non-renewal of certain large property and casualty contracts as the company focuses on more profitable retail market segments. Life premium income declined by 1.3%, or EUR 252 million from EUR 18,957 million in 2004 to EUR 18,705 million in 2005, as a slight decline in individual life single premium and lower fixed annuity sales was partially compensated by higher sales in retirement services.
Commission income decreased by 1.6%, or EUR 13 million to EUR 785 million in 2005 from EUR 798 million in 2004 and Investment and Other income declined by 0.4%, or EUR 20 million from EUR 4,525 million in 2004 to EUR 4,505 million in 2005, as 2004 included the EUR 249 million gain on the ING Canada IPO as well as EUR 157 million in investment income from divested businesses. Excluding those items from 2004, Investment and Other income increased by 9.4% driven by higher yields, prepayment penalty income on fixed income investments, investment gains from sales of fixed income securities, and higher private equity gains.
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
Profit before tax
Divestments resulted in a loss of EUR 50 million in 2005 (mainly due to the disposition of Life of Georgia) compared with a gain of EUR 2 million in 2004. Divested units generated a profit before tax of EUR 12 million in 2005, compared with EUR 89 million in 2004. Including these items, total profit before tax increased by 14.7%, or EUR 249 million from EUR 1,692 million in 2004 to EUR 1,941 million in 2005.
Underlying profit before tax
Underlying profit before tax from Insurance Americas increased by 23.6%, or EUR 378 million from EUR 1,601 million in 2004 to EUR 1,979 million in 2005. Profit growth was driven by a 27.4%, or EUR 247 million increase in the U.S. operations underlying profit before tax from EUR 902 million in 2004 to EUR 1,149 million in 2005, led by higher results from retirement services and annuities due to higher asset levels, improved investment performance and higher margins. The Canadian business had a 35.8%, or EUR 177 million increase in underlying profit before tax from EUR 494 million in 2004 to EUR 671 million in 2005, driven by continued strong underwriting results in the non-life business, increased investment income and the operations of Allianz Canada which was acquired in December 2004. Growth in the region was moderated by losses in Latin America, underlying profit before tax declined by 22.4%, or EUR 46 million to EUR 159 million in 2005 from EUR 205 million in 2004, including claims and expenses related to recent hurricanes in Mexico and the related costs to extend reinsurance coverage after the storms and reserve strengthening in the health business in Chile. Currency movements had a positive impact of EUR 46 million due to the strengthening of the Canadian dollar, and the Mexican and Chilean pesos against the euro.

1)	Latin America includes Argentina, Chile, Peru and Brazil through September 30, 2005.

2)	Underlying profit before tax by geographic region in 2004 was as follows: United Sates EUR 902 million, Canada EUR 494 million, Mexico EUR 122 million and Latin America EUR 83 million.

3)	United States is only life insurance; Canada and Latin America are mainly non-life insurance.
United States
Premium income declined by 1.2%, or EUR 221 million to EUR 18,087 million in 2005 from EUR 18,308 million in 2004 as lower individual life single premium and fixed annuity sales were largely offset by higher sales in retirement services. Operating expenses increased by 8.0%, or EUR 109 million, to EUR 1,468 million in 2005 from EUR 1,359 million in 2004, due to spending on strategic initiatives such as enhancements to web capabilities, costs related to implementing Sarbanes-Oxley, and higher incentive-related benefit costs and EUR 16 million of restructuring costs for the insurance and investment management businesses to enhance future profitability.
Canada
The strong underwriting results were driven by a historically low claims ratio coupled with an increase in volume from the Allianz Canada acquisition. The claims ratio improved slightly to 56.3% in 2005 from 56.6% in 2004. The cost ratio was higher in 2005 due to expenses related to the integration of the Allianz Canada business. The combined ratio deteriorated to 86.8% in 2005 from 85.1% in 2004. Premium income rose by 16.8%, or EUR 372 million to EUR 2,585 million in 2005 from EUR 2,213 million in 2004 primarily due to the acquisition of Allianz Canada.
US GAAP
US GAAP profit before tax is EUR (410) million lower than IFRS-EU profit before tax of EUR 1,941 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR (326) million in 2005 for the write-off of goodwill related to Sul America and the reversal of goodwill on disposals compared to EUR (147) million in 2004 for impairment of goodwill in Latin America and the reversal of goodwill on disposals; EUR (17) million in 2005 compared to EUR 111 million in 2004 related to differences in debt securities valuation; EUR 203 million in 2005 compared to EUR 176 million in 2004 for the reversal of IFRS-EU hedge accounting; EUR (82) million in 2005 for deferred acquisition costs and provision for life policy liabilities, compared to EUR 23 million in 2004; and, EUR (89) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate, which became a significant reconciliation item in 2005 due to a changes in the property investment portfolio. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.

INSURANCE ASIA/PACIFIC

	Insurance Asia/Pacific
	2006	2005	2004
	(EUR millions)
Premium income	12,136	12,286	9,469
Commission	298	254	107
Investment and Other income	944	651	914

Total income	13,378	13,191	10,490

Underwriting expenditure	11,745	11,838	9,003
Other interest expenses	22	8	8
Operating expenses	965	867	727
Other impairments	10		(4)

Total expenditure	12,742	12,713	9,734

Profit before tax	636	478	756
Gains/losses on divestments	(15)	(27)	(219)
Profit before tax from divested units		(4)	(62)

Underlying profit before tax	621	447	475

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Premium income decreased by 1.2%, or EUR 150 million to EUR 12,136 million in 2006 from EUR 12,286 million in 2005. Higher sales in South Korea, due to high persistency, in Taiwan, particularly due to higher unit-linked premiums and Australia, were more than offset by lower single-premium variable annuity (SPVA) sales in Japan following tougher competition and new product launches by key competitors. Double-digit growth rates in premium income were recorded in local currency terms in most of Asia/Pacific’s other markets.
Commission income increased by 17.3%, or EUR 44 million to EUR 298 million in 2006 from EUR 254 million in 2005, due to a joint venture in Australia driven by the increasing value of assets under management because of the strength of investment markets and improved net flows and retention, Japan through the sale of mutual funds and SPVA products and investment management fees of ING Funds.
Investment and Other income increased by 45.0% or EUR 293 million to EUR 944 million in 2006 from EUR 651 million in 2005, mainly due to Japan, especially from the SPVA business., Korea, supported by growth in assets under management and Taiwan where higher direct investment income on bonds was only partly offset by lower fair value changes in bonds.
Expenses
Operating expenses increased by 11.3%, or EUR 98 million to EUR 965 million in 2006 from EUR 867 million in 2005, reflecting the increase of business volumes and the focus in building organizational capabilities and investing in greenfield operations. Expenses as a percentage of assets under management for investment products improved from 0.94% in 2005 to 0.83% in 2006 and expenses as a percentage of premiums for life products improved from 8.33% in 2005 to 8.24% in 2006.
Profit before tax
A divestment gain of EUR 27 million from the IPO of 90% of the shares in Austbrokers Holdings in Australia impacted profit before tax in 2005. Following the sale of Australia’s non-life business in 2004, provisions were made for claims experience of several lines of business. As claims experience was favorable, the hold-back provision was released in 2006 resulting in a profit before tax of EUR 15 million. Including those gains and profit from the divested unit, profit before tax increased by 33.1%, or EUR 158 million to EUR 636 million in 2006 from EUR 478 million in 2005.

Underlying profit before tax
Underlying profit before tax increased by 38.9%, or EUR 174 million to EUR 621 million in 2006 from EUR 447 million in 2005, driven by a 44.5% increase in South Korea due primarily to strong sales, 110.8% increase in Japan due primarily to hedging gains and 105.0% increase in Rest of Asia driven by Malaysia and Hong Kong. Underlying profit before tax in Australia showed a decrease of 5.8% because of lower investment earnings and one-off software write-off in 2006 of EUR 7 million. As in 2005 Taiwan recorded zero profit in 2006 due to further measures taken to strengthen reserves in what continues to be a low interest rate environment.

1)	Rest of Asia includes China, India, Thailand, Indonesia, Hong Kong and Malaysia.

2)	Underlying profit before tax by geographic region in 2005 is as follows: Australia and New Zealand EUR 169 million, South Korea EUR 181 million, Taiwan EUR 0 million, Japan EUR 74 million and rest of Asia EUR 23 million

3)	Asia/Pacific is mainly life insurance.
Australia and New Zealand
Underlying profit before tax decreased 5.8%, or EUR 10 million to EUR 161 million in 2006 from EUR 171 million in 2005. Life premium income rose by 27.1%, or EUR 49 million to EUR 230 million in 2006 from EUR 181 million in 2005, driven by the success of the ‘OneCare’ product launched in the fourth quarter of 2005. Operating expenses were 4.0% lower, but excluding currency impact only 1.8% lower as in 2005 a provision of EUR 7 million was booked regarding a doubtful debts.
South Korea
In South Korea, underlying profit before tax rose by 44.5%, or EUR 81 million to EUR 263 million in 2006 from EUR 182 million 2005, driven by higher margins due to increased volume as well as strong sales. Premium income rose by 41.5%, or EUR 945 million to EUR 3,224 million in 2006 from EUR 2,279 million in 2005, driven by sales of variable and universal life products as well as continued high persistency on existing contracts. Operating expenses rose by 44.1%, or EUR 60 million, from EUR 136 million in 2005 to EUR 196 million in 2006 due to the support provided for the growing and future business.
Taiwan
As in 2005, ING recorded zero profit for Taiwan in 2006 due to further measures taken to strengthen reserves in what continues to be a low interest rate environment. A total charge of EUR 182 million was taken in 2006 to strengthen reserves, compared with EUR 220 million in 2005. For the reserve adequacy position we refer to page F-125 of the Notes to the consolidated financial statements.
Japan
In Japan, underlying profit before tax increased by 110.8%, or EUR 82 million to EUR 156 million in 2006 from EUR 74 million in 2005 largely due to hedging gains. Sales momentum slowed down after an exceptional 2005 year as domestic competition increased. Meanwhile assets under management continued strong growth with 36% in 2006. Growth in the corporate-owned life insurance (COLI) market slowed down. However sales were up in the more protection driven COLI products. Premium income declined by 22.1% due to lower sales of SPVA (Single Premium Variable Annuity). Operating expenses increased by 7.8%, mainly due to higher staff expenses and higher IT expenses.

US GAAP
US GAAP profit before tax is EUR 166 million lower than IFRS-EU profit before tax of EUR 636 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to the premium deficiency loss recognized in relation to the Taiwan reserves under US GAAP of EUR (315) million in 2006 compared to EUR (386) million in 2005, offset by the reversal of certain reserve strengthening in the business line under IFRS-EU of EUR 238 million in 2006 compared to EUR 179 million in 2005 which is not allowed under US GAAP; EUR (76) million in 2006 for differences in debt securities valuation compared to EUR (106) million in 2005. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
Year ended December 31, 2005 compared to year ended December 31, 2004
Income
Premium income rose by 29.7%, or EUR 2,817 million to EUR 12,286 million in 2005 from EUR 9,469 million in 2004, led by a 32.6% increase in life premiums. The increase was driven by sharply higher sales of single-premium variable annuities in Japan, tied agency products in South Korea and short-term savings products in Taiwan. Strong premium growth rates were recorded in local currency terms in Japan (87.8%), South Korea (27.9%), Taiwan (11.3%), Malaysia (13.8%), India (141.8%), Thailand (42.6%), Hong Kong (10.8%) and China (27.2%). A reclassification of products in Australia from life insurance to investment products under IFRS 4 reduced premium income by EUR 1,051 million in 2005. Excluding the IFRS 4 change, total life premiums increased by 49.7%. Non-life premium income fell by 82.7% from EUR 237 million in 2004 to EUR 41 million in 2005, reflecting the sale of the Australian non-life business in the second quarter of 2004.
Commission income increased by 137.4%, or EUR 147 million to EUR 254 million in 2005 from EUR 107 million in 2004 due to higher fee income on wealth management products in Australia as a result of growth in assets under management and the reclassification of most products in Australia from life insurance to investment products under IFRS-EU. Investment and Other income declined by 28.8% or EUR 263 million to EUR 651 million in 2005 from EUR 914 million in 2004. However, excluding the realised gains on divestments in both years, Investment and Other income declined by 10.2%, primarily related to losses on derivatives in Japan that are used to hedge minimum-benefit guarantees on single-premium variable annuities, as well as an unrealized loss on non-trading derivatives in South Korea. These losses were partially offset by growth of the investment portfolio in the region.
Expenses
Operating expenses increased by 19.3%, or EUR 140 million to EUR 867 million in 2005 from EUR 727 million in 2004, reflecting staff and salary increases to support the continuing growth of the businesses across the region, primarily in Japan and South Korea. Expenses in 2004 also benefited from the release of a EUR 30 million provision for a wage-tax assessment. Adjusted for the release of the wage-tax provision, expenses as a percentage of assets under management for investment products improved from 1.13% in 2004 to 0.94% in 2005 and expenses as a percentage of premiums for life products improved from 9.03% in 2004 to 8.33% in 2005.
Profit before tax
Divestments had a significant impact on Insurance Asia/Pacific’s total profit before tax. In 2004, ING realized a gain of EUR 219 million on the sale of its 50% stake in a non-life insurance joint venture in Australia. Results in 2005 included a gain of EUR 27 million from the IPO of 90% of the shares in Austbrokers Holdings as ING focuses on the funds management and life insurance businesses in Australia. Including those gains and profit from the divested units, total profit before tax from Insurance Asia/Pacific declined by 36.8%, or EUR 278 million to EUR 478 million in 2005 from EUR 756 million in 2004.
Underlying profit before tax
Underlying profit before tax from Insurance Asia/Pacific declined by 5.9%, or EUR 28 million to EUR 447 million in 2005 from EUR 475 million in 2004, primarily related to the reserve strengthening in Taiwan due to the continued low interest rate environment. Excluding Taiwan, underlying profit before tax in the rest of the region increased by 15.8%, or EUR 61 million to EUR 447 million in 2005 from EUR 386 million in 2004, driven by a 52.1% increase in the South Korea operations. Results in 2004 were favored by the release of a EUR 29 million reserve for capital-guaranteed products in Australia and a EUR 30 million release of reserves for a wage-tax assessment.

1)	Rest of Asia includes China, India, Thailand, Indonesia, Hong Kong and Malaysia.

2)	Underlying profit before tax by geographic region in 2004 was as follows: Australia and New Zealand EUR 163 million, South Korea EUR 119 million, Taiwan EUR 89 million, Japan EUR 71 million and Rest of Asia EUR 33 million

3)	Asia/Pacific is mainly life insurance.
Australia and New Zealand
Total underlying profit before tax increased by 3.7%, or EUR 6 million to EUR 169 million in 2005 from EUR 163 million. Life premium income declined by 85.2%, or EUR 1,042 million, to EUR 181 million in 2005 from EUR 1,223 million in 2004, reflecting the reclassification of the majority of products from life insurance to investment products in 2005. Operating expenses were 9.6% higher, due to provisions to resolve unit-pricing issues following an enforceable undertaking agreed with ASIC, a local regulator.
South Korea
In South Korea, underlying profit before tax rose by 52.1%, or EUR 62 million to EUR 181 million in 2005 from EUR 119 in 2004, driven by higher margins due to increased volume as well as strong sales. Premium income rose by 42.6%, or EUR 680 million to EUR 2,278 million in 2005 from EUR 1,598 million in 2004, driven by sales of variable and universal life products as well as continued high persistency on existing contracts. Premiums were boosted by the introduction of new products, expansion of the tied agency network and new bancassurance partnerships.
Taiwan
Underlying profit in Taiwan decreased by 100% from EUR 89 million in 2004 as a result of measures taken to strengthen reserves in 2005, due to a continued low interest rate environment and assumption changes in 2005. A total charge of EUR 220 million was recorded in 2005 to strengthen reserves, compared with EUR 100 million in 2004.
Japan
In Japan, underlying profit before tax increased by 4.2%, or EUR 3 million to EUR 74 million in 2005 from EUR 71 million in 2004. Profits from the single-premium variable annuity and mutual fund businesses increased due to strong growth in premiums resulting in higher fee income. Despite growth in new business and higher premiums, profits from the corporate-owned life insurance business decreased mainly due to lower investment yields from the continuing low interest rate environment and higher levels of early surrenders.
US GAAP
US GAAP profit before tax is EUR (277) million lower than IFRS-EU profit before tax of EUR 478 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to the premium deficiency loss recognized in relation to the Taiwan reserves under US GAAP of EUR (386) million in 2005, offset by the reversal of certain reserve strengthening in the business line under IFRS-EU of EUR 179 million in 2005 compared to EUR 241 million in 2004 which is not allowed under US GAAP; and, EUR (106) million in 2005 for differences in debt securities valuation compared to EUR (23) million in 2004. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.

WHOLESALE BANKING

	Wholesale Banking
	2006	2005	2004
	(EUR millions)
Interest result	2,742	2,928	3,272
Commission and other income	3,076	3,029	2,599

Total income	5,818	5,957	5,871

Operating expenses	3,455	3,466	3,734
Additions to the provision for loan losses	(118)	(108)	192

Total expenditure	3,337	3,358	3,926

Profit before tax	2,481	2,599	1,945
Gains/losses on divestments	89	(317)	166
Profit before tax from divested units	(45)	17	(95)
Special items			41

Underlying profit before tax	2,525	2,299	2,057

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total income decreased by 2.3%, or EUR 139 million, to EUR 5,818 million in 2006 from EUR 5,957 million in 2005. The decrease was mainly attributable to EUR 89 million realized losses on divestments in 2006, Williams de Broë and Deutsche Hypothekenbank, compared with EUR 317 million in gains recognized on divestments in 2005, NMB Heller and Baring Asset Management. Excluding the impact of divestments income rose 7.4% or EUR 398 million. Interest income declined by 6.4%, or EUR 186 million, to EUR 2,742 million in 2006 from EUR 2,928 million in 2005, due to divestments and pressure on margins. Commissions and other income rose by 1.6%, or EUR 47 million, to EUR 3,076 million in 2006 from EUR 3,029 million in 2005. Excluding divestments the increase was 20.3% or EUR 524 million, of which ING Real Estate contributed EUR 325 million or 47.9%, driven by growth in the investment management activities following the strong demand for property funds among institutional investors and a sharp improvement in results from the development activities.
Expenses
Operating expenses decreased slightly by EUR 11 million, to EUR 3,455 million in 2006 from EUR 3,466 million in 2005. Excluding the impact of divestments, in 2006 of Williams de Broë and Deutsche Hypothekenbank, operating expenses rose by EUR 166 million or 5.1%, next to EUR 15 million lower releases from employee benefit provisions (EUR 21 million in 2006 compared with EUR 36 million in 2005) due to EUR 79 million in compliance-related costs and the growth of ING Real Estate. The cost/income ratio was almost flat 64.0% at the end of 2006 compared with 63.9% in 2005, excluding the impact of divestments, the cost/income ratio improved to 58.6% from 59.8% in 2005.
The addition to the provision for loan losses was a net release of EUR 118 million in 2006 compared with a net release of EUR 108 million in 2005, due to the continued benign credit environment and the limited inflow of large new problem loans. Belgium was the only region which recorded an addition to loan loss provisions in 2006 of EUR 16 million, which was more than offset by releases in other regions. The net release equalled 7 basis points of average credit-risk-weighted assets in 2006, similar to 2005.
Profit before tax
Divestments in 2006 (Williams de Broë and Deutsche Hypothekenbank) resulted in losses of EUR 89 million, while gains on divestments in 2005 contributed EUR 317 million to profit before tax due to the sale Baring Asset Management, as well as the gain on the NMB Heller transaction and Wholesale Banking’s part on the sale of ING Bank Slaski shares. Divested units contributed EUR 45 million to profit before tax in 2006, compared with a loss of EUR 17 million in 2005. Profit before tax decreased by 4.5%, or EUR 118 million, to EUR 2,481 million in 2006 from EUR 2,599 million in 2005.

Underlying profit before tax
Underlying profit before tax from Wholesale Banking rose by 9.8%, or EUR 226 million, to EUR 2,525 million in 2006 from EUR 2,299 million in 2005, driven by higher profits from General Lending/Payments and Cash Management, Leasing and Factoring and at ING Real Estate. Structured Finance continued to perform strong. Underlying profit before tax from Financial Markets declined to EUR 509 million from a very strong EUR 665 million in 2005. Despite the decline in profit, Financial Markets remains one of the biggest generators of profit within the Wholesale Banking line of business.

1)	Other, which reported a loss of 26 million in 2006 and a loss of EUR 53 million in 2005, is excluded from the above table

2)	Asset management primarily relates to ING Real Estate
Netherlands
In the Netherlands, underlying profit before tax declined by 3.8%, or EUR 30 million, to EUR 760 million in 2006 from EUR 790 million in 2005, as the decrease in income and higher operating expenses could not be offset by lower additions to the provision for loan losses. Total income decreased by 5.4%, or EUR 101 million, to EUR 1,775 million in 2006 from EUR 1,876 million in 2005 and operating expenses increased by 1.5%, or EUR 15 million, to EUR 1,049 million in 2006 from EUR 1,034 million in 2005, fully attributable to lower releases from employee benefit provisions. The addition to the provision for loan losses improved from a net addition of EUR 52 million in 2005 to a net release of EUR 34 million in 2006. The decline of underlying profit before tax was fully attributable to a lower profit in Financial Markets, only partly offset by higher profits in Structured Finance, Leasing and Factoring and General Lending / Payments and Cash Management.
Belgium
In Belgium, underlying profit before tax declined by 9.0%, or EUR 55 million, to EUR 553 million in 2006 from EUR 608 million in 2005, as higher income was more than offset by slightly increased operating expenses and higher additions to the provision for loan losses. Total income increased by 2.9%, or EUR 38 million, to EUR 1,330 million in 2006 from EUR 1,292 million in 2005, while operating expenses increased by 1.7%, or EUR 13 million, to EUR 761 million in 2006 from EUR 748 million in 2005. The addition to the loan loss provisions changed from a net release of EUR 64 million in 2005 to a net addition of EUR 16 million in 2006. The decline of underlying profit before tax was mainly attributable to lower profits in Structured Finance and General Lending / Payments and Cash Management, only partly offset by a higher profit in Financial Markets.
Rest of World
In the Rest of the World, underlying profit before tax slightly increased to EUR 607 million from EUR 605 million, as higher income was largely offset by increased operating expenses and slightly lower releases from the provision for loan losses. Total income rose by 2.8%, or EUR 40 million, to EUR 1,487 million in 2006 from EUR 1,447 million in 2005, while operating expenses increased by 3.4%, or EUR 34 million, to EUR 982 million in 2006 from EUR 948 million in 2005. The addition to the loan loss provisions showed a net release of EUR 102 million in 2006 compared to a net release of EUR 106 million in 2005. The slight increase of underlying profit before tax was the result of higher profits in General Lending / Payments and Cash Management, partly offset by a lower profit in Structured Finance.
ING Real Estate
Underlying profit before tax of ING Real Estate increased by 80.8%, or EUR 282 million to EUR 631 million in 2006 from EUR 349 million in 2005, due to a very strong rise in income. Total income rose by 40.2%, or EUR 317 million, to EUR 1,106 million in 2006 from EUR 789 million in 2005, while operating expenses increased by 6.0%, or EUR 27 million, to EUR 476 million from EUR 449 million in 2005. Underlying profit before tax of the development activities improved from a loss of EUR 124 million in 2005, primarily related to impairments on development projects in Poland and the Czech Republic of EUR 78 million, to a profit of EUR 112 million in 2006, supported by high results on the sale of finished projects. Underlying profit before tax of the investment management activities increased by 57.5%, or EUR 50 million, due to strong growth of assets under management following the strong demand for property funds and the purchase of portfolios in 2005, including the Gables Residential Trust in the U.S. and the Abbey National portfolio in the U.K.
US GAAP
US GAAP profit before tax is EUR 291 million lower than IFRS-EU profit before tax of EUR 2,481 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR (125) million in 2006 compared to EUR (15) million in 2005 for differences in investment property valuation; EUR 11 million in 2006 compared to EUR (115) million in 2005 for differences in debt securities valuation; EUR (73) million in 2006 compared to EUR (3) million in 2005 for the reversal of IFRS-EU hedge accounting; EUR (30) million in 2006 compared to EUR 57 million in 2005 for the reversal of IFRS-EU fair value option; EUR (24) million in 2006 compared to EUR (6) million in 2005 for differences in expenses on employee benefits; and, EUR (30) million in 2006 compared to EUR (45) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
Year ended December 31, 2005 compared to year ended December 31, 2004
Income
Total income increased by 1.5%, or EUR 86 million, to EUR 5,957 million in 2005 from EUR 5,871 million in 2004. The increase was driven by the International Wholesale Banking activities in the U.K., the Americas and Central and Eastern Europe, growth of the leasing business as well as the 16.2% increase in income from ING Real Estate, which offset the impact of divestments. Excluding divestments income rose by 4.8%. Interest income declined by 10.5%, or EUR 344 million, to EUR 2,928 million in 2005 from EUR 3,272 million in 2004. due to divestments and pressure on margins. Commissions and other income rose by 16.5%, or EUR 430 million, to EUR 3,029 million in 2005 from EUR 2,599 million in 2004, due to higher management fees at ING Real Estate and supported by gains on the sale of equity investments and fair value changes on non-trading derivatives.
Expenses
Operating expenses declined by 7.2%, or EUR 268 million, to EUR 3,466 million in 2005 from EUR 3,734 million in 2004, due entirely to the divestments of the Asian cash equities business, CenE Bankiers, portions of BHF-Bank, and Barings Asset Management. Operating expenses excluding divestments and special items increased by 12.1%, due in part to non-recurring items reported in 2005, such as EUR 103 million in provisions recorded in Belgium, EUR 12 million in restructuring costs for initiatives to improve efficiency in the IT organisation as announced in July and November of 2005 and EUR 78 million in impairment losses on development projects at ING Real Estate. Those items were partially offset by EUR 36 million in releases of provisions for employee benefits.
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
Profit before tax
Gains on divestments contributed EUR 317 million to profit before tax in 2005 (sale Baring Asset Management, as well as the gain on the NMB Heller transaction and wholesale banking’s part on the sale of ING Bank Slaski shares), while divestments in 2004 (sale Asian cash equities business, CenE Bankiers and parts of BHF-Bank) resulted in a loss of EUR 166 million. Divested units contributed EUR 6 million to profit before tax in 2005, compared with EUR 60 million in 2004. Results in 2004 also included a restructuring provision of EUR 41 million for the International Wholesale Banking network. Including those items, total profit before tax increased by 33.6%, or EUR 654 million, to EUR 2,599 million in 2005 from EUR 1,945 million in 2004.

Underlying profit before tax
Underlying profit before tax from Wholesale Banking rose by 11.8%, or EUR 242 million, to EUR 2,299 million in 2005 from EUR 2,057 million in 2004, driven by higher income from Structured Finance, Leasing and ING Real Estate businesses, as well as a net release of loan loss provisions due to an improved credit environment and improved risk management.

1)	Other, which reported a loss of 50 million in 2005 and a loss of EUR 47 million in 2004, is excluded from the above table

2)	Underlying profit before tax by geographic region in 2004 was as follows: The Netherlands EUR 826 million, Belgium EUR 665 million, Rest of the World EUR 313 million and Asset Management EUR 335 million.
Netherlands
In the Netherlands, underlying profit before tax declined by 4.4%, or EUR 36 million, to EUR 790 million in 2005 from EUR 826 million in 2004, as growth in income was more than offset by higher operating expenses. Total income rose by 3.7%, or EUR 67 million, to EUR 1,876 million in 2005 from EUR 1,809 million in 2004, driven primarily by Structured Finance and Leasing activities, and partially offset by decreased income from the Payments & Cash Management and General Lending businesses resulting from lower margins and decreased income from the Financial Markets business. Operating expenses increased by 11.8%, or EUR 109 million, to EUR 1,034 million in 2005 from EUR 925 million in 2004 due to increased expenses resulting from the collective labour agreement, the growth of the leasing business and higher IT expenses, including EUR 12 million of restructuring costs for initiatives to improve efficiency in the IT organisation as announced in 2005. The impact of the increased expenses was partly offset by the EUR 36 million release from employee benefits provisions following healthcare and pension legislative changes in the Netherlands. The addition to the provision for loan losses declined to 10 basis points of average credit-risk-weighted assets in 2005 from 12 basis points in 2004.
Belgium
In Belgium, underlying profit before tax declined by 14.4%, or EUR 57 million, to EUR 608 million in 2005 from EUR 665 million in 2004, due to lower results from the Financial Markets businesses, as well as increased operating expenses primarily related to provisions. Total income declined by 11.8%, or EUR 173 million, to EUR 1,292 million in 2005 from EUR 1,465 million in 2004 as decreased Financial Markets results more than offset increased income from Corporate Finance and Equity Markets and Structured Finance businesses in 2005 compared to 2004. Operating expenses increased by 5.3%, or EUR 42 million, to EUR 748 million in 2005 from EUR 790 million in 2004, due to EUR 103 million in provisions in 2005 mainly related to Williams de Broë. The addition to the loan loss provisions declined from 3 basis points of average credit-risk-weighted assets in 2004 to negative 17 basis points in 2005, due to a net release of EUR 64 million.
Rest of World
In the Rest of the World, underlying profit before tax nearly doubled to EUR 605 million from EUR 313 million, driven by releases of debtor provisions as well as increased income following the successful implementation of a programme to improve profitability by focusing on key clients and products. Total income rose by 5.5%, or EUR 76 million, to EUR 1,447 million in 2005 from EUR 1,371 million in 2004, due to increased income from Structured Finance and Financial Markets businesses in the U.K., increased income from all product groups in the Americas, and increased income from Financial Markets businesses in Central and Eastern Europe. Operating expenses decreased slightly to EUR 948 million in 2005 compared to EUR 949 million in 2004. The addition to the loan loss provisions was a negative 24 basis points of average credit-risk-weighted assets in 2005 compared to 23 basis points due to a release of EUR 106 million in 2005 and an addition of EUR 109 million in 2004.

ING Real Estate
Total underlying profit before tax of the asset management activities, primarily related to ING Real Estate, was EUR 346 million in 2005, an increase of 3.3% or EUR 11 million compared to EUR 335 million in 2004. Underlying profit before tax of ING Real Estate decreased by 4.4%, or EUR 16 million to EUR 349 million in 2005 from EUR 365 million in 2004 primarily related to impairments on development projects in Poland and the Czech Republic of EUR 78 million, offset by higher profit from the real estate finance and investment management activities. The real estate financing activities benefited from growth in the lending portfolio and lower additions to the provision for loan losses in 2005 compared to 2004. Underlying profit before tax of the investment management activities increased due to strong growth of assets under management following the purchases of portfolios, including the Gables Residential Trust in the U.S. and the Abbey National portfolio in the U.K. and fair value property revaluations.
US GAAP
US GAAP profit before tax is EUR 8 million higher than IFRS-EU profit before tax of EUR 2,599 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 190 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; EUR (3) million in 2005 compared to EUR 206 million in 2004 for the reversal of IFRS-EU hedge accounting; EUR (115) million in 2005 compared to EUR (190) million in 2004 for differences in debt securities valuation; and, EUR (45) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate, which became a significant reconciling item in 2005 due to a change in the scope of consolidation of property investment funds. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
RETAIL BANKING

	Retail Banking
	2006	2005	2004
	(EUR millions)
Interest result	4,489	4,397	3,928
Commission and other income	1,513	1,399	1,134

Total income	6,002	5,796	5,062

Operating expenses	3,930	3,829	3,703
Additions to the provision for loan losses	140	90	184

Total expenditure	4,070	3,919	3,887

Profit before tax	1,932	1,877	1,175
Gains/losses on divestments		(62)
Profit before tax from divested units			(7)

Underlying profit before tax	1,932	1,815	1,168

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total income increased by 3.6%, or EUR 206 million, to EUR 6,002 million in 2006 from EUR 5,796 million in 2005, due to strong growth in almost all products, higher asset management fees and a capital gain on the sale of the stake in Banksys in Belgium. This was partially offset by the effect of the capital gain of EUR 62 million in 2005 on the sale of part of our stake in ING Bank Slaski, the impact of flattening yield curves, the continued low interest environment putting pressure on investment returns and a reclassification of payment expenses from operating expenses to funds transfer commission which had an effect of EUR 59 million.
Expenses
Operating expenses increased by 2.6%, or EUR 101 million, to EUR 3,930 million in 2006 from EUR 3,829 million in 2005, primarily due to EUR 85 million in compliance-related costs, EUR 38 million lower releases from employee benefit provisions and continued investments in Poland, India and Romania. The cost/income ratio improved to 65.5% in 2006 from 66.1 % in 2005.
The addition to the provision for loan losses increased by 55.6%, or EUR 50 million, to EUR 140 million in 2006 from EUR 90 million in 2005, mainly due to Belgium where in 2005 a net release of EUR 11 million was performed while, in 2006 an addition of EUR 15 million was made and Poland where in 2005 a net release of EUR 16 million was performed while in 2006 a net release of EUR 5 million was made. The addition equalled 15 basis points of average credit-risk-weighted assets in 2006 compared with 11 basis points in 2005.
Profit before tax
Divestments in 2005 contributed EUR 62 million to profit before tax, representing Retail Banking’s portion of the gain on the sale of a 12.8% stake in ING Bank Slaski in Poland, reducing ING’s stake to 75%. Including that item total profit before tax rose by 2.9%, or EUR 55 million, to EUR 1,932 million in 2006 from EUR 1,877 million in 2005.
Underlying profit before tax
Underlying profit before tax from Retail Banking increased by 6.4%, or EUR 117 million to EUR 1,932 million in 2006 from EUR 1,815 million in 2005, despite EUR 85 million compliance-related costs in 2006 and EUR 38 million lower releases from employee benefit provisions, driven by strong growth in most products, though partly offset by the impact of flattening yield curves.

1)	Mainly ING Vysya Bank, Private Banking rest of the world and the Kookmin Bank stake
Netherlands
In the Netherlands, underlying profit before tax rose by 1.7%, or EUR 23 million, to EUR 1,410 million in 2006 from EUR 1,387 million in 2005, as volume growth in almost all products was largely offset by the impact of a flattening of the yield curve and high compliance related costs in 2006. The residential mortgage portfolio in the Netherlands grew by 8.5% to EUR 99.3 billion. Operating expenses increased by 1.3% from EUR 2,360 million in 2005 to EUR 2,390 million in 2006, as EUR 85 million in compliance-related costs and the effect of EUR 38 million lower releases from employee benefit provisions were largely offset by lower pension costs and the reclassification of payment expenses to commission income. The addition to the loan loss provisions was 17 basis points of average credit-risk-weighted assets in 2006 compared with 18 basis points in 2005.
Belgium
In Belgium, underlying profit before tax increased by 41.8%, or EUR 141 million, from EUR 337 million in 2005 to EUR 478 million in 2006, driven by 9.7% higher income and 2.6% lower operating expenses, partly offset by EUR 26 million higher additions to the provisions for loan losses due to lower releases. The increase in income was related to a EUR 44 million capital gain on Banksys, as well as driven by higher volumes and increased fees from securities brokerage, insurance brokerage and asset management, mitigated by the flattening of the yield curve and higher client rates on savings. Operating expenses declined by 2.6%, or EUR 29 million, to EUR 1,071 million in 2006 from EUR 1,100 million in 2005, due to the reclassification of payment expenses and some small divestments in 2005. The addition to the loan loss provisions increased from a net release of 8 basis points of average credit-risk-weighted assets in 2005 to a net addition of 8 basis points in 2006.

Poland
In Poland, underlying profit before tax from the retail banking activities of ING Bank Slaski increased by 19.5%, or EUR 8 million, to EUR 49 million in 2006 from EUR 41 million in 2005, despite substantial lower releases from debtor provisions. In 2006, ING Bank Slaski achieved, in local-currency, growth in mortgages, savings and current accounts. There was also growth in mutual funds sales. Total income rose by 20.4%, partly offset by 12.7% higher operating expenses, including investments in the branch network, and lower releases from the loan loss provisions.
US GAAP
US GAAP profit before tax is EUR 80 million lower than IFRS-EU profit before tax of EUR 1,932 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR 3 million in 2006 compared to EUR (76) million in 2005 for differences in debt securities valuation; EUR (28) million in 2006 compared to EUR 6 million in 2005 for the reversal of IFRS-EU hedge accounting; EUR (21) million in 2006 compared to EUR (21) million in 2005 for the reversal of IFRS-EU fair value option; and, EUR (40) million in 2006 compared to EUR (25) million in 2005 for differences in expenses on employee benefits. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements
Year ended December 31, 2005 compared to year ended December 31, 2004
Income
Total income increased by 14.5%, or EUR 734 million, to EUR 5,796 million in 2005 from EUR 5,062 million in 2004, driven mainly by increased income from mortgages and savings in the Netherlands and growth from savings, current accounts and structured notes in Belgium. Income growth in 2005 compared to 2004 was also affected by the proportional (50%) consolidation of Postkantoren BV in the Netherlands from January 2005 (which had no impact on total profit) adding EUR 168 million to total income and the EUR 48 million loss recorded in the first quarter of 2004 on a unit-linked mortgage product in the Netherlands
Expenses
Operating expenses increased by 3.4%, or EUR 126 million, to EUR 3,829 million in 2005 from EUR 3,703 million in 2004, primarily related to the consolidation of Postkantoren BV, EUR 33 million in one-off costs related to the announced efficiency programme for the Operations and IT activities in the Benelux, EUR 27 million in accelerated software depreciation in the Netherlands and the impact of the new labour agreement in the Netherlands was partially offset by a release of EUR 83 million from provisions following healthcare and pension legislative changes in the Netherlands. The cost/income ratio improved to
66.1% in 2005 from 73.2% in 2004.
The addition to the provision of loan losses declined by 51.1%, or EUR 94 million, to EUR 90 million in 2005 from EUR 184 million in 2004, mainly due to releases in Belgium and Poland of EUR 27 million in 2005 compared with an addition of EUR 53 million in 2004. The addition equalled 11 basis points of average credit-risk-weighted assets in 2005 compared with 25 basis points in 2004.
Profit before tax
Divestments in 2005 contributed EUR 62 million to profit before tax, representing Retail Banking’s portion of the gain on the sale of a 12.8% stake in ING Bank Slaski in Poland, taking ING’s stake to 75%. The divested retail banking activities of BHF-Bank contributed EUR 7 million to profit in 2004. Including those items total profit before tax rose by 59.7%, or EUR 702 million, to EUR 1,877 million in 2005 from EUR 1,175 million in 2004.
Underlying profit before tax
Underlying profit before tax from Retail Banking increased by 55.4%, or EUR 647 million to EUR 1,815 million in 2005 from EUR 1,168 million in 2004, driven by strong growth in savings and mortgages in the home markets of the Benelux and the impact of increased prepayment penalties on mortgages as clients refinanced to take advantage of low interest rates. The addition to the loan loss provisions declined as a result of the improved credit environment and releases in Belgium and Poland. Cost containment measures and strong income growth resulted in an improvement in the cost/income ratio in 2005 to 66.1% from 73.2% in 2004.

1)	Mainly ING Vysya Bank, Private Banking Rest of the World and the Kookmin Bank stake

2)	Underlying profit before tax by geographic region in 2004 was as follows: The Netherlands EUR 1,091 million, Belgium EUR 55 million, Poland EUR 19 million and Other Retail Banking EUR 3 million
Netherlands
In the Netherlands, underlying profit before tax rose by 27.1%, or EUR 296 million, to EUR 1,387 million in 2005 from EUR 1,091 million in 2004, driven by growth in mortgage lending and savings and increased income received from prepayment penalties on mortgages. The total interest margin stayed almost flat in 2005 compared to 2004 supported by the increased prepayment penalties and offset by decreased interest margins on savings and current accounts resulting from the low interest rate environment. Income increased by 15.9%, or EUR 531 million, to EUR 3,866 million in 2005 from EUR 3,335 million in 2004, primarily related to the consolidation of Postkantoren BV beginning in 2005 and the inclusion of the EUR 48 million loss on the unit-linked mortgage product at Postbank in the first quarter of 2004. Operating expenses increased by 11.2%, or EUR 237 million, to EUR 2,360 million in 2005 from EUR 2,123 million in 2004 due to the consolidation of Postkantoren BV, EUR 33 million in restructuring costs for the streamlining and outsourcing of ING’s Operations and IT activities as announced in July and November, EUR 27 million in accelerated software depreciation, the new collective labour agreement, and partially offset by the release of EUR 83 million from provisions for employee benefits following the healthcare and pension legislative changes. The addition to the loan loss provisions was 18 basis points of average credit-risk-weighted assets in 2005 compared with 21 basis points in 2004.
Belgium
In Belgium, underlying profit before tax increased by 512.7%, or EUR 282 million, from EUR 55 million in 2004 to EUR 337 million in 2005, driven by increased income due to strong growth of savings and current accounts and high sales of structured notes, as well as lower expenses and releases of loan loss provisions. Total income rose by 11.9%, or EUR 152 million, to EUR 1,426 million in 2005 from EUR 1,274 million in 2004. Operating expenses declined by 7.0%, or EUR 83 million, to EUR 1,100 million in 2005 from EUR 1,183 million in 2004, due to high non-recurring expenses in 2004, including provisions for litigation issues and impairments on real estate. The impact in 2005 of the acquisition of Mercator Bank in the fourth quarter of 2004 was largely offset by the sale of ING Securities Bank France and Banque Baring Brothers Suisse in 2005, which were reported under ING Belgium. The addition to the loan loss provisions was negative 8 basis points of average credit-risk-weighted assets in 2005 compared to 34 basis points in 2004 due to a EUR 11 million net release of provisions in 2005.
Poland
In Poland, underlying profit before tax from the retail banking activities of ING Bank Slaski more than doubled from EUR 19 million in 2004 to EUR 41 million in 2005 due to releases from loan loss provisions following an improvement in the quality of the lending portfolio. Risk costs turned from EUR 17 million in 2004 to a net release of EUR 16 million in 2005. Adjusted for exchange rate changes, income rose by 2.0% as the growth in savings and deposits was largely offset by narrower margins and lower lending volumes. Operating expenses increased by 13.1% due to investments to upgrade the branch network and higher marketing costs.

US GAAP
US GAAP profit before tax is EUR 78 million higher than IFRS-EU profit before tax of EUR 1,877 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 191 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; EUR (36) million in 2005 compared to EUR (8) million in 2004 for the reversal of goodwill on disposals; and, EUR (76) million in 2005 compared to EUR 216 million in 2004 for differences in debt securities valuation. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
ING DIRECT

	ING Direct
	2006	2005	2004
	(EUR millions)
Interest result	2,190	1,947	1,608
Commission and other income	183	172	101

Total income	2,373	2,119	1,709

Operating expenses	1,598	1,396	1,185
Additions to the provision for loan losses	81	106	89

Total expenditure	1,679	1,502	1,274

Profit before tax	694	617	435
Gains/losses on divestments	23

Underlying profit before tax	717	617	435

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total income rose by 12.0%, or EUR 254 million, to EUR 2,373 million in 2006 from EUR 2,119 million in 2005, mainly driven by a 12.5% increase in the interest result due to the continued strong growth in funds entrusted and residential mortgages. The total interest margin in 2006 narrowed to 0.89% from 0.93% in 2005, mainly due to the flattening of the yield curves and the strategic decision to maintain competitive rates offered to clients across all markets.
Expenses
Operating expenses rose by 14.5%, or EUR 202 million, to EUR 1,598 million in 2006 from EUR 1,396 million in 2005, reflecting investments to support long-term value creation of the business. The cost/income ratio increased from 65.9% in 2005 to 67.3% in 2006, mainly as a result of a lower income margin and additional staff being hired to keep pace with commercial growth, particularly in mortgages. The operational cost base (excluding marketing expenses) in 2006 was 0.41 % of total assets compared with 0.40% in 2005, due to investments in mortgages. Marketing expenses increased 15.6% to support the strong growth in both savings and mortgages. The number of full-time employees at the end of the year 2006 rose to 7,638 from 6,964 at the end of the year 2005, to keep pace with strong commercial growth, especially in Italy, the U.S. and Spain.
The addition to the provision for loan losses decreased by 23.6%, or EUR 25 million, to EUR 81 million in 2006 from EUR 106 million in 2005. The addition equalled 10 basis points of average credit-risk-weighted assets, down from 17 basis points in 2005 due to an improvement in loss given defaults.
Profit before tax
Profit before tax from ING Direct rose by 12.5%, or EUR 77 million to EUR 694 million in 2006 from EUR 617 million in 2005, primarily driven by the continued strong growth in the euro zone ( Germany, France, Spain and Italy) and in the United Kingdom. This increase was partially offset by declines in the US and Canadian operations profit before tax mainly due to the flattening of the yield curves and the strategic decision to maintain competitive rates offered to clients.

ING Card had a loss of EUR 6 million in 2006 compared to a loss of EUR 16 million in 2005, fully attributable to lower operating expenses, as income and addition to the provision for loan losses were at the same level as in 2005.
Underlying profit before tax
Profit before tax from ING Direct in 2006 includes a net loss on the divestment of Degussa Bank. Excluding this net loss of EUR 23 million, ING Direct’s underlying profit before tax increased by 16.2%, or EUR 100 million, to EUR 717 million from EUR 617 million in 2005.
Country developments
ING Direct’s overall profit growth was driven mainly by the business-units in Germany, UK which posted profits for the first time in the first quarter of 2006, France, Italy and Spain. This reflects the impact of client rate adjustments in most of these countries and continued strong commercial growth. In the UK, ING Direct saw a slow down of growth in savings after its rates dropped below the official interest rate of the Bank of England. ING Direct’s German business-unit ING-DiBa sold Degussa Bank at the end of 2006, in line with its strategy to focus on its core direct banking activities. Excluding the net loss of EUR 23 million resulting from the divestment of Degussa Bank, ING DiBa’s underlying profit before tax increased to EUR 339 million from EUR 254 million in 2005. In the U.S., profit before tax declined to EUR 85 million from EUR 156 million in 2005, and in Canada profit before tax declined to EUR 62 million from EUR 73 million last year, in both cases due to an environment of higher interest rates for clients, inverse yield curve developments and increased competition.
US GAAP
US GAAP profit before tax is EUR 40 million higher than IFRS-EU profit before tax of EUR 694 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR 206 million in 2006 compared to EUR 20 million in 2005 for differences in debt securities valuation; and, EUR (181) million in 2006 compared to EUR (98) million in 2005 for the reversal of IFRS-EU hedge accounting. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
Year ended December 31, 2005 compared to year ended December 31, 2004
Income
Total income rose by 24.0%, or EUR 410 million, to EUR 2,119 million in 2005 from EUR 1,709 million in 2004, mainly driven by a 21.1 % increase in the interest result due to the continued strong growth in funds entrusted. The total interest margin in 2005 narrowed to 0.86% from 0.98% in 2004, mainly caused by a flattening of the yield curve and the strategic decision to maintain competitive client rates in favour of stimulating business growth.
Expenses
Operating expenses rose by 17.8%, or EUR 211 million, to EUR 1,396 million in 2005 from EUR 1,185 million in 2004, reflecting investments to support the continued growth of the business, notably in mortgage distribution. The cost/income ratio improved to 65.9% in 2005 from 69.3% in 2004, and the operational cost base (excluding marketing expenses) improved to 0.40% of total assets compared with 0.44% in 2004. The average number of full-time employees in 2005 rose to 6,500 from 5,300 in 2004, mainly due to expansion in Germany, the U.S. and the U.K.
The addition to the provision for loan losses increased by 19.1%, or EUR 17 million, to EUR 106 million in 2005 from EUR 89 million in 2004. The addition equalled 17 basis points of average credit-risk-weighted assets, down from 22 basis points in 2004 as the probability of default diminished.
Profit before tax
Profit before tax from ING Direct rose by 41.8%, or EUR 182 million to EUR 617 million in 2005 from EUR 435 million in 2004, primarily driven by the continued strong growth in the euro zone — Germany, France, Spain and Italy. This increase was partially offset by a slight decline in the US operations profit before tax in 2005 compared to 2004, due to increases of deposit rates related to increases in the Federal Reserve rate and an unfavourable yield curve development.
ING Card had a loss of EUR 16 million in 2005 compared to a loss of EUR 6 million in 2004, mainly due to increased additions to loan loss provisions and increased marketing and IT expenses.

1)	Other includes: Spain, Italy, UK, France and ING Card.

2)	Underlying profit before tax by geographic region in 2004 was as follows: Canada EUR 66 million, Australia EUR 60 million, United States EUR 170 million, Germany EUR 151 million and Other EUR (12) million.
US GAAP
US GAAP profit before tax is EUR 10 million higher than IFRS-EU profit before tax of EUR 617 million in 2005. The difference between US GAAP and IFRS-EU profit before tax in 2005 is primarily attributable to EUR 95 million for the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005; and, EUR (98) million in 2005 compared to EUR (237) million in 2004 for the reversal of IFRS-EU hedge accounting. For an explanation of the differences between IFRS-EU and US GAAP please refer to Note 2.4. of the consolidated financial statements.
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
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2006 was EUR 12,376 million, December 31, 2005 EUR 11,095 million and at December

31, 2004 EUR 10,570 million, respectively. The EUR 12,376 million of debt outstanding at December 31, 2006 consisted of EUR 1,132 million principal amount of 8.439% perpetual debt securities issued in December 2000, EUR 591 million principal amount of 7.05% perpetual debt securities issued in July 2002, EUR 811 million principal amount of 7.20% perpetual debt securities issued in December 2002, EUR 669 million principal amount perpetual debt securities with a variable interest rate issued in June 2003, EUR 368 million principal amount of 6.20% perpetual debt securities issued in October 2003, EUR 926 million principal amount perpetual debt securities with a variable interest rate issued in 2004, EUR 497 million principal amount of 4.176% perpetual debt securities issued in 2005, EUR 515 million principal amount of 6.125% perpetual debt securities issued in 2005, EUR 752 million principal amount of 5.775% perpetual debt securities issued in 2005, EUR 885 million principal amount of 5.14% perpetual debt securities issued in 2006 and EUR 5,230 million debentures. The details with respect to the debentures is as follows:

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
variable	2006	June 28, 2011	746
variable	2006	April 11, 2016	995
4.125	2006	April 11, 2016	746
6.125	2000	January 4, 2011	997
6	2000	August 1, 2007	750
5.5	1999	September 14, 2009	996

			5,230
At December 31, 2006, 2005 and 2004, ING Groep N.V. also owed EUR 35 million, EUR 991 million and EUR 606 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 35 million owed by ING Groep N.V. to ING Group companies at December 31, 2006, EUR 35 million was owed to ING Insurance companies, EUR 0 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.
At December 31, 2006, 2005 and 2004, ING Groep N.V. had EUR 103 million, EUR 5 million and EUR 460 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 3,450 million, EUR 2,296 million and EUR 1,446 million in 2006, 2005 and 2004, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 1,650 million, EUR 1,595 million and EUR 629 million were received from ING Insurance in 2006, 2005 and 2004, respectively; EUR 1,800 million, EUR 700 million and EUR 817 million were received from ING Bank in 2006, 2005 and 2004 respectively, and for 2006 EUR 0 million was received from other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 563 million, EUR 0 million and EUR 2,303 million in 2006, 2005 and 2004, respectively, of the amounts paid to the Company, EUR 0 million and EUR 2,303 million were received from ING Bank in 2005 and 2004, respectively and EUR 563 million in 2006 from other ING Group companies. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
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

ING Group Consolidated Cash Flows
Year ended December 31, 2006 compared to year ended December 31, 2005
Net cash provided by operating activities amounted to EUR 9,750 million for the year ended December 31, 2006, a decrease of 71.3% compared to EUR 33,996 million for the year ended December 31, 2005. This decrease was mainly due to a lower cash flow from customer deposits and other funds on deposit as well as on balance from amounts due to/from banks not available on demand. The cash flow generated through the provisions for insurance and investment contracts of EUR 17,689 million and through the customer deposits and other funds on deposit of the banking operations of EUR 47,521 million was to a large extent used for the lending and investment portfolios. The cash flow employed in lending decreased from a cash flow of EUR 62,709 million in 2005 to a cash outflow of EUR 59,800 million in 2006, reflecting the growth of the mortgage portfolio and corporate lending both inside and outside the Netherlands, partly offset by a decline of loans to public authorities.
Net cash used in investment activities in 2006 was EUR 31,320 million, compared to EUR 50,305 million in 2005. The decrease was mainly caused by higher disposals and redemptions of available-for-sale investments.
Net cash flow from financing activities was EUR 16,825 million in 2006, compared to EUR 7,064 million in 2005. The increase of EUR 9,761 million in net cash flow from financing activities is mainly due to a higher balance of proceeds from repayments of borrowed funds and debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2006 of EUR (1,795) million, compared to EUR 3,335 million at year-end 2005, a decrease of EUR 5,130 million from 2005 levels, mainly reflected in a decrease in amounts due from/to banks, as well as higher balances of borrowed funds and debt securities.
Year ended December 31, 2005 compared to year ended December 31, 2004
Net cash provided by operating activities amounted to EUR 33,996 million for the year ended December 31, 2005, an decrease of 54.7% compared to EUR 75,102 million for the year ended December 31, 2004. This decrease was mainly due to a reclassification of mortgage backed securities under IFRS-EU from investments to loans and advances to customers as well as a higher cash flow employed in trading assets/liabilities. The cash flow generated through the provisions for insurance and investment contracts of EUR 21,250 million and through the customer deposits and other funds on deposit of the banking operations of EUR 62,709 million was to a large extent used for the lending and investment portfolio. The higher increase in the provisions for insurance and investment contracts of EUR 21,250 million in 2005 compared with EUR 13,244 million in 2004 mainly reflects the growth of the life business. The cash flow employed in lending, including the reclassification of mortgage backed securities, increased from a cash flow of EUR 34,737 million in 2004 to a cash outflow of EUR 62,709 million in 2005, reflecting the growth of the mortgage portfolio and corporate lending both inside and outside the Netherlands.
Net cash used in investment activities in 2005 was EUR 50,305 million, compared to EUR 72,265 million in 2004. The decrease was mainly caused by the reclassification of mortgage backed securities from investments to loans and advances to customers, included in the cash flow from operating activities. Excluding this impact both available-for-sale investments and investments for the risk of policyholders increased, reflecting the growth of the life insurance operations.
Net cash flow from financing activities was EUR 7,064 million in 2005, compared to EUR 1,079 million in 2004. The increase of EUR 5,985 million in net cash flow from financing activities mainly reflects an increase in the growth of borrowed funds and the insurance of debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2005 of EUR 3,335 million, compared to EUR 11,588 million at year-end 2004, an increase of EUR 8,253 million from 2004 levels, mainly reflected in a decrease in amounts due from/to banks.

ING Insurance Cash Flows
The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments. Reference is made to Note 2.2 Risk Management of Notes to the consolidated financial statements.
Year ended December 31, 2006 compared to year ended December 31, 2005
Premium income and Investment and Other income totaled EUR 46,834 million and EUR 11,172 million in 2006, EUR 45,758 million and EUR 10,299 million in 2005. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 48,188 million, EUR 5,275 million and EUR 1,233 million in 2006 and EUR 47,120 million, EUR 5,195 million and EUR 1,100 million in 2005.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 3,017 million at December 31, 2006 and EUR 2,745 million at December 31, 2005.
Net cash provided by operating activities was EUR 13,949 million in 2006 and EUR 18,058 million in 2005.
Net cash used by ING Insurance in investment activities was EUR 12,798 million in 2006 and EUR 20,554 million in 2005.
Cash provided by ING Insurance’s financing activities amounted to EUR (665) million and EUR 2,887 million in 2006 and 2005, respectively.
Year ended December 31, 2005 compared to year ended December 31, 2004
Premium income and investment income and other income totaled EUR 45,758 million and EUR 10,299 million in 2005, EUR 43,617 million and EUR 10,787 million in 2004. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 47,120 million, EUR 5,195 million and EUR 1,100 million in 2005 and EUR 45,384 million, EUR 4,746 million and EUR 1,140 million in 2004.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 2,745 million at December 31, 2005 and EUR 1,967 million at December 31, 2004.
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

Capital Base Margins and Capital Requirements
In the United States, since 1993, insurers, including the companies comprising ING Insurance U.S. operations, have been subject to risk-based capital (“RBC”) guidelines. See “Item 4. Information on the Company — Regulation and Supervision — Insurance — ING Americas.”
ING Bank Cash Flows
The principal sources of funds for ING Bank’s operations are growth of the retail funding, which mainly consists of current accounts, savings and retail deposits, repayments of loans, disposals and redemptions of investment securities (mainly bonds), sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of investment securities, funding of trading portfolios, interest expense and administrative expenses. Reference is made to Note 2.2 Risk Management, of notes to the consolidated financial statements.
Year ended December 31, 2006 compared to year ended December 31, 2005
At December 31, 2006 and 2005, ING Bank had EUR (4,352) million and EUR 969 million, respectively, of cash and cash equivalents.
The EUR 19,495 million decrease in ING Bank’s operating activities, consisting of EUR 2,454 million cash outflow for the year ended December 31, 2006, compared with a EUR 17,041 million cash inflow for the year ended December 31, 2005, was largely attributable to the stronger increase in cash outflow related to the loans and advances compared to a lower increase of the cash inflow from savings and was also attributable to the divestment of the Deutsche Hypotheken Bank and Degussa bank.
Net cash generated from investment activities was EUR 19,132 million cash outflow and EUR 29,754 million cash outflow in 2006 and 2005, respectively, mainly reflecting the investment in interest-earning securities exceeding the dispositions and redemptions of interest-earning securities. Investment in interest-earning securities was EUR 106,902 million and EUR 95,905 million in 2006 and 2005, respectively. Dispositions and redemptions of interest-earning securities was EUR 91,247 million and EUR 65,964 million in 2006 and 2005, respectively.
Net cash flow from financing activities amounted to EUR 16,372 million and EUR 2,759 million in 2006 and 2005, respectively.
The operating, investment and financing activities described above resulted in a negative net cash flow of EUR 5,214 million in 2006 and a negative net cash flow of EUR 9,954 million in 2005.
Year ended December 31, 2005 compared to year ended December 31, 2004
At December 31, 2005 and 2004, ING Bank had EUR 969 million and EUR 10,318 million, respectively, of cash and cash equivalents.
The EUR 40,012 million decrease in the ING Bank’s operating activities of EUR 17,041 million cash inflow for the year ended December 31, 2005, compared with a EUR 57,053 million cash inflow for the year ended December 31, 2004, was largely attributable to the increase of the loans and advances caused by the reclassification of the mortgage backed securities from the net cash flow from investing activities to the net cash flow from operating activities as well as the decrease of banks available on demand and the decrease of the reverse repurchases.
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
The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of December 31, 2006, 2005 and 2004.

	Year ended December 31
	2006	2005	2004
	(EUR million, other than percentages)
Risk-Weighted Assets	337,926	319,653	274,138
Consolidated group equity:
Tier 1 Capital	25,784	23,408	20,000
Tier 2 Capital	12,367	11,605	10,533
Tier 3 Capital	330	363	357
Supervisory deductions	(1,250)	(650)	(534)

Total qualifying capital	37,230	34,726	30,356

Tier 1 Capital Ratio	7.63%	7.32%	7.30%
Total Capital Ratio (Tier 1, 2 and 3)	11.02%	10.86%	11.07%
ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.
Adjusted Capital
ING calculates certain capital ratios on the basis of “adjusted capital”. Adjusted capital differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. Adjusted capital for 2006 is reconciled to shareholders’ equity as follows:

(EUR million)
Shareholders’ equity (in parent)	38,266
Group hybrid capital	7,606
Revaluation reserves debt securities and other	(3,352)

Adjusted capital	42,520
“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.
“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities EUR (1,709) million, the cash flow hedge reserve EUR (1,357) million and capitalized goodwill EUR (286) million.
ING uses adjusted capital in calculating its debt/equity ratio, which is a key measure in ING’s capital management process. The debt/equity ratio based on adjusted capital is used to measure the leverage of ING Group and ING Insurance. The target and actual debt/equity ratio based on adjusted capital are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted capital for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:
•	adjusted capital is a measure used by ING in its capital management process, and forms the basis for calculating the debt/equity ratios which are used internally by ING to manage the equity leverage on a Group basis and at the ING Insurance level;

•	adjusted capital is calculated based on the criteria in the capital model that is used by Standard and Poor’s to measure, compare and analyse capital adequacy and leverage for insurance groups, and the level of our adjusted capital may thus have a direct impact on the S& P ratings for the Company and its operating insurance subsidiaries;

•	ING believes its Standard and Poor’s financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, and accordingly are important to the operations and prospects of our insurance operating subsidiaries, and a major distinguishing factor vis-à-vis our competitors and peers; and

•	adjusted capital is also a measure used by regulatory authorities to measure and monitor the safety and soundness of our insurance subsidiaries, and in the event that our adjusted capital levels are insufficient we can expect regulatory scrutiny, including requirements for additional capital or restrictions on our business.
To the extent our debt/equity ratio (based on adjusted capital) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted capital, the debt/equity ratio of ING improved to 9.0% in 2006, from 9.4% in 2005. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2006 has been in the range of 19.9% to 9.0% and has declined consistently during this period as a result of capital management action and favorable equity markets. Although ratings agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio significantly, and for an extended period of time, above 20% could possibly result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, an increase of our debt/equity ratio significantly, and for an extended period of time, above 20% could also likely result in greater scrutiny by regulatory authorities. ING currently targets a 10% debt/equity ratio for ING Group. This target is reviewed at least once a year and approved by the Executive Board. During the yearly review many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements
Reference is made Note 2.1.4, Off-Balance-sheet arrangements, of the consolidated financial statements.

		Less than	More than
	Total 2006	one year	one year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	235	150	85
Commitments concerning fixed-interest securities	2,482	2,132	350
Guarantees	319		319
Other	1,919	1,036	883

Banking operations
Contingent liabilities in respect of:
- discounted bills	3	3
- guarantees	17,297	10,335	6,962
- irrevocable letters of credit	8,456	7,483	973
- other	623	521	102
	31,334	21,660	9,674
Irrevocable facilities	90,384	39,276	51,108

Total	121,718	60,936	60,782

Contractual obligations
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2006:

	Payment due by period
		Less than	1-3		More than
	Total	1 year	years	3-5 years	5 years
	(EUR millions)
2006

Operating lease obligations	1,247	198	383	334	332
Subordinated loans of Group Companies	13,591	34	566	3,503	9,488

Preference shares of group companies	1,132				1,132

Debenture loans	78,133	54,329	5,040	8,661	10,103
Loans contracted	8,900	4,927	793	2,326	854
Loans from Credit Institutions	6,0163	3,749	1,460	444	363
Insurance obligationsprovisions1)	227,879	12,960	16,030	14,646	184,243

Total	336,898	76,197	24,272	29,914	206,515

1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at December 31, 2006. Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6. Directors, Senior Management and Employees
SUPERVISORY BOARD
Appointment and dismissal
Members of the Supervisory Board are appointed by the General Meeting of Shareholders from a binding list to be drawn up by the Supervisory Board. This list shall mention at least two candidates for each vacancy, failing which the list will be non-binding. The list will also be non-binding pursuant to a resolution to that effect of the General Meeting of Shareholders adopted by an absolute majority of the votes cast which together represent more than one-third of the issued capital.
Candidates for appointment to the Supervisory Board must comply with the reliability requirements set out in the Dutch Financial Supervision Act.
Members of the Supervisory Board may be suspended or dismissed at any time by the General Meeting of Shareholders. A resolution to suspend or dismiss members of the Supervisory Board which has not been brought forward by the Supervisory Board may only be adopted by the General Meeting of Shareholders by an absolute majority of the votes cast that together represent at least one-third of the issued capital.
Function of the Supervisory Board and its committees
The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the company and its business, as well as to provide advice to the Executive Board. The Supervisory Board has three standing committees: the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. The organisation, powers and modus operandi of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. These charters are available on the ING Group website (www.ing.com). A short description of the duties for the three Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors.
The Remuneration and Nomination Committee advises the Supervisory Board amongst others on the composition of the Supervisory Board and Executive Board, on the compensation packages of the members of the Executive Board and on stock-based compensation programmes for top senior management, including the Executive Board.
The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the Annual General Meeting of Shareholders, and advises the Supervisory Board on improvements.
Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. The profile was submitted for discussion to the Annual General Meeting of Shareholders in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).
In view of their experience and the valuable contribution that former members of the Executive Board can make to the Supervisory Board, it has been decided, taking into account the size of the Supervisory Board and ING’s wide range of activities, that such individuals may become member of the Supervisory Board of ING Group. There is, however, a restriction in that only one in every five other members of the Supervisory Board may be a former member of the Executive Board. In addition, this member must wait at least one year after resigning from the Executive Board before becoming eligible for appointment to the Supervisory Board. Former members of the Executive Board are not eligible for appointment to the position of chairman of the Supervisory Board.
After being appointed to the Supervisory Board, a former member of the Executive Board may also be appointed to one of the Supervisory Board’s committees. However, appointment to the position of chairman of a committee is only possible if the individual in question resigned from the Executive Board at least four years prior to such appointment.

Reappointment of Supervisory Board members
Members of the Supervisory Board will resign from the Supervisory Board at the Annual General Meeting of Shareholders held in the calendar year in which they will complete the fourth year after their most recent reappointment. As a general rule, they shall also resign at the Annual General Meeting of Shareholders in the year in which they attain the age of seventy and shall not be reappointed. The schedule for resignation by rotation is available on the ING Group website (www.ing.com). Members of the Supervisory Board may as a general rule be reappointed for two periods of four years, based on a proposal from the Supervisory Board to the Shareholders’ Meeting.
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
Independence
Annually, the Supervisory Board members are requested to assess whether the criteria of dependence of the Tabaksblat Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board are to be regarded as independent as of December 31, 2006. Members of the Supervisory Board to whom the dependence criteria of the Tabaksblat Code do not apply and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.
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
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V.
Cor A.J. Herkströter, chairman
(Born 1937, Dutch nationality, male; appointed in 1998, term expires in 2010)
Chairman of the Remuneration & Nomination Committee and the Corporate Governance Committee. Former president of Royal Dutch Petroleum Company and chairman of the Committee of Managing Directors, Royal Dutch/Shell Group. Other business activities: chairman of the Supervisory Board of Koninklijke DSM N.V. (listed company). Member of the Advisory Committee, Robert Bosch GmbH. Chairman of the Social Advisory Council, Tinbergen Institute. Emeritus Professor of International Management, University of Amsterdam. Chairman of the Advisory Committee Royal NIVRA (Netherlands Institute of Chartered Accountants). Member Committee Capital Market, Authority Financial Markets, Amsterdam.
Eric Bourdais de Charbonnière, vice-chairman
(Born 1939, French nationality, male; appointed in 2004, term expires in 2008)
Member of the Remuneration & Nomination Committee and the Corporate Governance Committee. Former managing director of JP Morgan and Chief Financial Officer of Michelin. Other business activities: chairman of the Supervisory Board of Michelin and member of the Supervisory Board of Thomson (listed companies).

Luella Gross Goldberg
(Born 1937, American nationality, female; appointed in 2001, last term expires in 2009)
Member of the Remuneration & Nomination Committee and the Corporate Governance Committee. Former member of the Board of Directors of ReliaStar Financial Corp. Other business activities: member of the Supervisory Board of each of TCF Financial Corporation, Hormel Foods Corporation and Communications Systems Inc. (listed companies). Member of the Advisory Board of Carlson School of Management, University of Minnesota. Member of the Supervisory Board of the Minnesota Orchestra. Member (emerita) of the Board of Trustees, Wellesley College. Member of the Board of Trustees, University of Minnesota Foundation.
Paul F. van der Heijden
(Born 1949, Dutch nationality, male; appointed in 1995, last term expires in 2007)
Appointment also on the recommendation of the Central Works Council. Member of the Remuneration & Nomination Committee and the Corporate Governance Committee. Rector Magnificus and President of the Executive Board of Leiden University, the Netherlands. Professor of International Law. Other business activities: Member of the Supervisory Board of NUON N.V. and Buhrmann Nederland B.V. Crown-appointed member of the Social and Economic Council of the Netherlands. President of the ILO Governing Body, Committee on Freedom of Association (United Nations).
Claus Dieter Hoffmann
(Born 1942, German nationality, male; appointed in 2003, term expires in 2007)
Member of the Audit Committee. Former Chief Financial Officer of Robert Bosch GmbH. Other business activities: managing partner of H+H Senior Advisors, Stuttgart. Chairman of the Supervisory Board of EnBW AG (listed company). Member of the Supervisory Board of each of Bauerfeind AG and Jowat AG. Chairman of the Charlottenklinik Foundation (hospital). Chairman of the Board of Trustees (Vereinigung der Freunde) of Stuttgart University.
Jan H.M. Hommen
(Born 1943, Dutch nationality, male; appointed in 2005, term expires in 2009)
Chairman of the Audit Committee. Former vice-chairman and CFO of the Board of Management of Royal Philips Electronics. Other business activities: chairman of the Supervisory Board of each of Reed Elsevier and TNT N.V., member of the Supervisory Board of Ahold N.V. (until May 2007) (listed companies). Chairman of the Supervisory Board of each of Academisch Ziekenhuis Maastricht (hospital) and TiasNimbas Business School. Member of the Supervisory Board of Campina BV.
Piet Klaver
(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2010)
Former chairman of the Executive Board of SHV Holdings N.V. Other business activities: Member of the Supervisory Board of SHV Holdings N.V. Member of the Supervisory Board of Jaarbeurs Holding B.V. Member of the Board of Stichting Maatschappij en Onderneming (SMO). Chairman of the African Parks Foundation. Chairman of the Utrecht School of the Arts.
Wim Kok
(Born 1938, Dutch nationality, male; appointed in 2003, term expires in 2007)
Member of the Audit Committee. Former Minister of Finance and Prime Minister of the Netherlands. Other business activities: non-executive member of the Board of Directors of Royal Dutch Shell plc. Member of the Supervisory Board of Stork N.V. and TNT N.V. (listed companies). Member of the Supervisory Board of KLM Royal Dutch Airlines. Chairman of the Supervisory Board of the Anne Frank Foundation, Amsterdam. Chairman of the Supervisory Board of the Dutch National Ballet. Member of the Supervisory Board of Het Muziektheater, Amsterdam. Member of the Supervisory Board of the Rijksmuseum, Amsterdam. Chairman of the Supervisory Board of the Netherlands Cancer Institute - Antoni van Leeuwenhoek Hospital. Member of the Board of Start Foundation.
Godfried J.A. van der Lugt
(Born 1940, Dutch nationality, male; appointed in 2001, term expires in 2009)
Member of the Audit Committee. Former chairman of the Executive Board of ING Group (retired in May 2000). Other business activities: chairman of the Supervisory Board of each of Siemens Nederland N.V. and Stadsherstel Amsterdam NV. Vice-chairman of the Supervisory Board of Universitair Medisch Centrum Groningen (hospital). Treasurer of Vereniging Natuurmonumenten (Dutch foundation for nature conservation). Member Siemens Group Pension Advisory Board München.

Karel Vuursteen
(Born 1941, Dutch nationality, male; appointed in 2002, term expires in 2010)
Former chairman of the Executive Board of Heineken N.V. Other business activities: Member of the Supervisory Board of each of Akzo Nobel N.V. and Henkel KGaA (listed companies). Member of the Board of Directors of Heineken Holding N.V. Member of the Advisory Board of CVC Capital Partners. Chairman of World Wild Life Fund Netherlands and The Concertgebouw Fund Foundation.
Changes in the Supervisory Board composition
Paul van der Heijden will retire after the 2007 Shareholders’ Meeting as he reached the end of the third and last term of four years. Claus Dieter Hoffmann and Wim Kok will be nominated for reappointment to the Supervisory Board in the Shareholders’ meeting on April 24, 2007 after their first term of four years. Mr. Kok will reach the age of 70 in 2008.
At the 2007 Shareholders’ meeting three new candidates will be proposed for appointment: Mr. Henk W. Breukink (born 1950, Dutch nationality, male), Mr. Peter A.F.W. Elverding (born 1948, Dutch nationality, male) and Mr. Piet Hoogendoorn (born 1945, Dutch nationality, male).
The proposed appointment of Henk Breukink per April 24, 2007 is based on his broad international experience in both finance and human resources.
The proposed appointment of Peter Elverding per August 1, 2007 is based on his broad experience as chairman of an international, listed company and his extensive knowledge of human resources.
The proposed appointment of Piet Hoogendoorn per June 1, 2007 is based on his broad international experience and knowledge of audit, tax, consultancy and financial advisory services.
From the candidates for appointment, Mr. Hoogendoorn is considered to be not independent, because of his position with Deloitte Touche Tohmatsu until June 1, 2007 and considering the important relationship with ING.
Cor Herkströter and Luella Gross Goldberg would retire from the Supervisory Board reaching the age of 70 in 2007. Both agreed to stay one more year to ensure a balanced composition of the Board.
EXECUTIVE BOARD
Appointment and dismissal
Members of the Executive Board are appointed by the General Meeting of Shareholders from a binding list to be drawn up by the Supervisory Board. This list shall mention at least two candidates for each vacancy, and if not the list will be non-binding. The General Meeting of Shareholders may declare the list non-binding by a majority resolution supported by at least one-third of the issued capital.
Candidates for appointment to the Executive Board must comply with the expertise and reliability requirements set out in the Dutch Financial Supervision Act.
Members of the Executive Board may be suspended or dismissed at any time by a majority resolution at the General Meeting of Shareholders. A resolution to suspend or dismiss members of the Executive Board that has not been introduced by the Supervisory Board needs the support of at least one-third of the issued capital.
Function of Executive Board
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
Profile of members of the Executive Board
The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. This Executive Board Profile was submitted for discussion to the Annual General Meeting of Shareholders in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).

Remuneration and share ownership
Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the company for long-term investment purposes. Transactions in these shares are subject to the ING regulations for insiders. These regulations are available on the ING Group website (www.ing.com).
Ancillary positions/Conflicting interests
To avoid potential conflicts of interest, ING Group has a policy that members of its Executive Board do not accept corporate directorships with listed companies outside ING. The only exception is currently Jacques de Vaucleroy, who is on the Board of Directors of Delhaize Brothers & Co in Belgium. Mr. De Vaucleroy held this position prior to his appointment to the Executive Board of ING Group.
Transactions involving actual or potential conflicts of interest
Details of relationships that members of the Executive Board have with ING Group subsidiaries as ordinary, private individuals are not reported, with the exception of information on any loans that may have been granted to them. In all these cases, the company complies with the best-practice provisions of Dutch Corporate Governance.
MEMBERS OF EXECUTIVE BOARD OF ING GROEP N.V.
Michel J. Tilmant, chairman
(Born 1952, Belgian nationality, male;, appointed in 1998, contractual retirement date 2012)
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
Cees Maas, vice-chairman and CFO
(Born 1947, Dutch nationality, male; appointed in 1992, retirement following the 2007 General Meeting of Shareholders)
After completing his degree in engineering physics and economics at the Erasmus University of Rotterdam in 1976, Cees Maas joined the Ministry of Finance of the Netherlands. From 1986 to 1992 he was Treasurer-General. In July 1992, he joined ING Group and became a member of the Executive Board. In July 1996, he was appointed Chief Financial Officer. He was appointed vice-chairman of the Executive Board in April 2004. The following departments directly or indirectly report to Cees Maas: Corporate Control & Finance, Capital Management, Corporate Tax, Investor Relations, Risk Management and Corporate Legal. At the 2007 General Meeting of Shareholders, he will retire from the Executive Board in accordance with the contractual retirement age of 60 years.
Eric F. Boyer de la Giroday
(Born 1952, Belgian nationality, male; appointed in 2004, term expires in 2008)
After completing his degree in commercial engineering at the Free University of Brussels and a Master in Business Administration at the Wharton School, University of Pennsylvania, Eric Boyer started his career with Citibank in 1978. In 1984 he joined Bank Brussels Lambert, which was acquired by ING Group in 1998, where he held various management positions in the fields of capital markets, treasury and corporate and investment banking. He was appointed a member of the Executive Board of ING Group in April 2004. He is responsible for Wholesale Banking and ING Real Estate.
Dick H. Harryvan
(Born 1953, Dutch nationality, male; appointed in 2006, term expires in 2010)
Dick Harryvan graduated from the Erasmus University Rotterdam with a master’s degree in Business Economics, majoring in finance. He joined ING as a management trainee at Nationale-Nederlanden in 1979. Before his appointment to the Executive Board in 2006, he held various management positions in the USA, Canada and the Netherlands, where he was lastly chief financial officer/chief risk officer and member of the Global Management Team of ING Direct. Dick Harryvan is responsible for ING Direct.

Eli P. Leenaars
(Born 1961, Dutch nationality, male; appointed in 2004, term expires in 2008)
Eli Leenaars studied civil law at the Catholic University of Nijmegen and received an LLM from the European University Institute in Florence, Italy and attended the Harvard Graduate School of Business in Boston. After a traineeship at ABN AMRO, he joined ING in 1991, where he held various management positions, including chairman of ING Poland and of ING Latin America. He was appointed a member of the Executive Board of ING Group in April 2004. He is responsible for Retail Banking and Private Banking. He is also in charge of Operations/IT and Corporate Operations and Information Services.
Tom J. McInerney
(Born 1956, American nationality, male; appointed in 2006, term expires in 2010)
Tom McInerney has a bachelor’s degree from Colgate University (Hamilton, New York) and an MBA from the Tuck School of Business, Dartmouth College (Hanover, New Hampshire). He started his career in 1978 with Aetna Financial Services, which was acquired by ING in 2000. Before his appointment to the Executive Board in 2006, he has been CEO of ING’s insurance activities in the US, which position included the responsibility for ING Mexico. Tom McInerney is now responsible for Insurance Americas, ING Investment Management Americas and the global coordination of ING Investment Management.
Hans van der Noordaa
(Born 1961, Dutch nationality, male; appointed in 2006, term expires in 2010)
Hans van der Noordaa graduated in Public Administration at the University of Twente, the Netherlands. After a career in retail banking at ABN AMRO, he joined ING in 1991, where he held various management positions. He was CEO of the Retail Division of ING Netherlands, responsible for Postbank, ING Bank and RVS, before his appointment to the Executive Board in 2006. Hans van der Noordaa is responsible for Insurance Asia/Pacific and ING Investment Management Asia/Pacific.
Jacques M. de Vaucleroy
(Born 1961, Belgian nationality, male; appointed in 2006, term expires in 2010)
Jacques de Vaucleroy graduated from Louvain University with a degree in Law. He also has a master’s degree in Business Law from the Free University of Brussels, Belgium. In 1986 he joined Bank Brussels Lambert, which was acquired by ING in 1998. Before his appointment to the Executive Board in 2006, he was Group president ING Retail at US Financial Services. Jacques de Vaucleroy is responsible for Insurance Europe and ING Investment Management Europe.
Changes in the Executive Board composition
Cees Maas will retire from the Executive Board after the annual General Meeting of Shareholders on April 24, 2007.
The Supervisory Board will propose appointing two new members to the Executive Board as of the annual General Meeting of Shareholders on April 24, 2007:
John C.R. Hele (born 1958, Canadian nationality) joined ING in 2003. He has been Deputy Chief Financial Officer of ING Group since 2006. Prior to assuming this role, he was the General Manager and Chief Insurance Risk Officer responsible for global insurance risk management and also functioned as the Group Actuary.
Koos J.V. Timmermans (born 1960, Dutch nationality) joined ING in 1996. Since March 2006 he has been Deputy Chief Risk Officer of ING Group, responsible for Risk Management including credit, insurance, market and operational risks. Prior to this he was Head of Corporate Market Risk Management in ING and responsible for market risk management of the banking activities.
REMUNERATION REPORT
The remuneration policy was adopted by the Annual General Meeting of Shareholders (AGM) on April 27, 2004. In 2006, the Executive Board pension scheme was revised in alignment with the approved AGM amendment to the remuneration policy. There were no other changes to this policy in 2006 and therefore, the approval of the AGM still applies for 2006. The chapter starts with the general policy for senior-management remuneration, followed by the Executive Board compensation for 2006 and the compensation structure for 2007. In addition, information is included on loans and advances to the Executive Board and Supervisory Board members as well as ING shares held by members of both boards.

GENERAL POLICY SENIOR-MANAGEMENT REMUNERATION
Background
The prime objective of the remuneration policy is to enable the company to recruit and retain qualified and expert leaders. The remuneration package supports a performance-driven culture that aligns ING’s objectives with those of its stakeholders. ING rewards performance on the basis of previously determined, challenging, measurable and influenceable short-term and long-term targets.
ING’s remuneration policy is based on five key principles that apply across ING. These principles are:
–	Total compensation levels are benchmarked against relevant markets in which ING competes for talent.
–	ING aims for total compensation at the median level in the relevant market, allowing only for above-median compensation in the event of outstanding performance.
–	The remuneration package includes variable-pay components (short-term and long-term incentives) to ensure that executive remuneration is linked to ING’s short-term and long-term business performance.
–	To enhance the effectiveness of the short-term incentive plan, clear, measurable and challenging targets are set at the beginning of each year.
–	Long-term incentives ensure a focus on longer-term strategic targets and create alignment of management with the interests of shareholders. A broad selection of ING’s senior leaders participate in the plan to ensure a common focus on ING’s overall performance.
Remuneration structure
Total compensation throughout ING consists of three basic components:
–	Fixed or base salary, which represents the total guaranteed annual income.
–	Short-term incentive (STI) in cash, which compensates for past performance measured over one year;
–	Long-term incentive (LTI) in stock options and/or performance shares, compensates for performance measured over multiple years and is forward-looking.
In addition to the base salary and incentive plan participation, Executive Board members enjoy benefits similar to most other employees of ING Group. These include benefits such as private medical insurance, the use of company cars and, if applicable, expatriate allowances.
Base salary
The base salaries of the Executive Board should be sufficient to attract and retain high calibre management needed to achieve our business objectives. The Supervisory Board assesses the experience, background, responsibilities, performance and leadership competencies of the CEO, CFO and the members of the Executive Board when making decisions on base-salary levels.
To ensure that base-salary levels are in line with the relevant market for talent, the Supervisory Board reviews the base-salary levels of the Executive Board on an annual basis.
Short-term incentive plan
The short-term incentive plan (STIP) is a key component of ING’s performance-driven culture. The short-term incentive is paid in cash. The ‘at target’ bonus opportunity is expressed as a percentage of base salary. The target levels are based on benchmarks reflecting external market competitiveness as well as internal objectives. Three financial parameters were used in the 2006 STIP for the members of the Executive Board and top senior management across the organisation (the top-200 executives) to measure performance at Group level. These financial parameters are: operating net profit, total operating expenses and return on economic capital. The quantitative elements of the targets are considered stock price sensitive and competition sensitive; accordingly these are not disclosed.
By combining a profit, a cost and a return parameter, the overall performance of ING is properly reflected. Each element is weighted equally to determine the final award. The three performance targets are set by the Supervisory Board at the beginning of the performance period. Under the short-term incentive plan, the actual payout in any year may vary between 0% and 200% of the target level.
In addition to the financial targets, part of the short-term incentive award is based on individual performance, assessed over predefined measurable targets set for each senior executive. These targets depend on the specific responsibilities of the individual Executive Board members and are determined and assessed by the Supervisory Board. The Executive Board sets the targets for senior management. For this layer directly reporting to the Executive Board, the emphasis is on individual performance in their primary business-related responsibility.
Short-term incentive: relative weight of Group and individual performance

	Group performance	Individual performance
Executive Board	70% of total bonus	30% of total bonus
Top senior management	15% of total bonus	85% of total bonus
Long-term incentive plan
The long-term incentive plan (LTIP) at ING includes both stock options and performance shares. LTIP awards are granted to ensure alignment of senior management with the interests of shareholders, and to retain top management over a longer period of time. The LTIP awards will be granted with a total “fair value” split between stock options and performance shares. The LTI plan was tabled and approved during the General Meeting of Shareholders on April 27, 2004.
The ING stock options have a total term of ten years and a vesting period of three years. After three years, the options will only vest if the option holder is still employed by ING (or retired). The exercise price of the stock options is equal to the Euronext Amsterdam opening price of the ING depository receipts on a specific date during the first “open period” after the General Meeting of Shareholders.
Performance shares are conditionally granted. The number of ING depository receipts that is ultimately granted at the end of a 3-year performance period depends on ING Total Shareholder Return (TSR) performance over three years (return in the form of capital gains and reinvested dividends that shareholders receive in that period) relative to the TSR performance of a pre-defined peer group. The criteria used to determine the performance peer group are: a) considered comparable and relevant by the Supervisory Board, b) representing ING’s current portfolio of businesses (e.g. banking, insurance and asset management) and ING’s geographical spread, c) global players, d) listed and a substantial free float.
On the basis of these criteria the performance peer group is composed as follows:
–	Citigroup, Fortis, Lloyds TSB (bank/insurance companies);

–	ABN Amro, Bank of America, BNP Paribas, BSCH, Credit Suisse, Deutsche Bank, HSBC (banks);

–	Aegon, AIG, Allianz, Aviva, AXA, Prudential UK, Hartford Financial Services, Munich Re (insurance companies);

–	Amvescap PLC (asset manager).
ING’s TSR ranking within this group of companies determines the final number of performance shares that vest at the end of the three-year performance period. The initial number of performance shares granted is based on a mid-position ranking of ING. This initial grant will increase or decrease (on a linear basis) on the basis of ING’s TSR position after the three-year performance period as specified in the table below.
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
The Executive Board members are not allowed to sell depository receipts obtained either through the stock-option or the performance-shares plan within a period of five years from the grant date. They are only allowed to sell part of their depository receipts at the date of vesting to pay tax over the vested award. Depository receipts obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the vested award.
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
In line with ING’s overall remuneration policy, the Supervisory Board has focused on increasing variable (performance-driven) pay components which has resulted in a gradual convergence of the Executive Board total compensation to the European/Dutch median benchmark over a period of four years. This has been achieved by raising the target levels of both the short-term and long-term incentives. This ensures that future payouts more directly reflect short-term and long-term performance. As a result, the mix of total target compensation (in case of at-target performance) is divided equally between each component (i.e. 1/3rd base salary, 1/3rd short-term incentives, and 1/3rd long-term incentives). This balance of variable remuneration provides the right amount of focus on both the short and long term.
Pensions Executive Board members
At the General Meeting of Shareholders on April 25, 2006, it was agreed to amend the Executive Board remuneration policy with respect to pensions. This revised pension plan applies to all members of the Executive Board regardless of the time of appointment to the Executive Board except for Cees Maas and Tom McInerney. The revised pension plan does not apply to Cees Maas, who was born before January 1, 1950, thus he continues to participate in the previous Executive Board defined benefit pension scheme and Tom McInerney as he participates in the US pension plans. The pensions of the Executive Board are now based on a defined-contribution plan, which are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V. Starting in 2006, members of the Executive Board are required to pay a portion of their pension premium. The Employment Contract will terminate by operation of law in case of retirement (“Standard Retirement”), which will take place on June, 1 of the year that the individual has reached or will reach the age of 65. The retirement age has been changed from previous years (age 60) as a result of the change in the Dutch tax reform.
Employment contract for newly appointed Board members
The contract of employment for Executive Board members appointed after January 1, 2004 provides for an appointment for a period of four years (the appointment period) and allows for re-appointment by the General Meeting of Shareholders.
In the case of an involuntary exit, Executive Board members will be entitled to an amount which has been set at a multiple of their Executive Board member base salary, preserving their existing rights. These rights slightly exceed the exit-arrangement provision in the Dutch Corporate Governance Code, i.e. no more than two times base salary (first appointment period) or one time base salary (all other situations).
As existing contracts cannot be adapted unilaterally, Executive Board members appointed before 2004 remain appointed for an indefinite period of time and, in case of an involuntary exit remain entitled to an exit payment of three years base salary.
The term of notice for Executive Board members is three months for the employee and six months for the employer.

REMUNERATION EXECUTIVE BOARD 2006
Executive Board Base salary 2006
The base salary of the Executive Board members has been frozen for 2006, as was the case in 2004 and 2005. The Executive Board received a 7.5% increase in their base salary in 2003. Prior to 2003, the EB members’ base salary had been effectively frozen since 1999. Michel Tilmant and Cees Maas received a standard promotional increase in their base salary as of April 28, 2004 as a result of their appointment as chairman and vice-chairman of the Executive Board, respectively.
Executive Board Short-term incentive plan 2006
The target STI payout over 2006 was set at 100% of the individual Executive Board member’s base salary. The final award is based on the achievement of a set of common Group financial targets and specific individual qualitative and quantitative objectives for each Executive Board member. Specifically, 70% of the total award is based on the Group’s operating net profit, total operating expenses and return on economic capital, while the remaining 30% is based on individual objectives set at the beginning of the year by the chairman of the Executive Board and approved by the Remuneration and Nomination Committee of the Supervisory Board.
Early in 2007, the Remuneration and Nomination Committee reviewed the actual results of ING against the 2006 targets. Over 2006, ING exceeded on average the three Group financial targets set, resulting in a score of 169% of target on this component. The individual performance of the Executive Board members was on average 171%. ING’s external auditor has reviewed to which extent the objectives, both the group and the individual, have been met. The Audit Committee was involved in the review of the underlying financial data.
Executive Board Long-term incentive plan 2006
Under the long-term incentive plan (LTIP) for the Executive Board, two instruments are used: stock options and performance shares. As mentioned earlier, an identical plan has been adopted by the Executive Board for the top senior managers across ING. As a result, approximately 7,000 senior leaders participate in a similar plan.
The target level for the 2006 LTIP was set at 100% of base salary for each EB member. The final grant level depends on the Group STIP performance and will vary between 50% of the target level (if Group STI would be 0%) and 150% (if Group STI would be 200%).
As the Group STIP performance outcome over 2006 was 169%, the resulting LTIP award is 134.5% of target. The number of options and performance shares is determined based on a reference price set at the end of 2006 (EUR 33.83) and a “fair value” calculation of options and performance shares (based on an option-pricing model).
The grant is subject to shareholder approval of the maximum number of stock options, performance shares and conditional share awards to be granted to the Executive Board pursuant to the 2006 LTIP.
Tom McInerney will receive a conditional share award on the same grant date as the other long-term incentive awards. The conditional share award will be 100% vested four years after the grant date and the condition being an active employment contract at the date of vesting. This award is part of Tom McInerney’s employment contract to align his total remuneration with the market practice of senior executives in the United States. The LTIP grant table on page 89 shows the number of the conditional share.
The exercise price of the options will be fixed at the Euronext Amsterdam Stock Market opening price of the ING share on May 17, 2007. The performance shares are granted provisionally at the beginning of 2007; the final number will depend on the ranking within the performance peer group after the three-year period (2007 – 2009) based on the performance/payout scale as indicated above.

The performance shares granted in 2004 had a three-year performance period of 2004 – 2006 and will vest in 2007. The actual results of 200% are based upon ING’s TSR ranking of 2 within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the calculations performed. For members of the Executive Board who received an award as an Executive Board member in 2004, such award will vest in the final number of performance shares in May 2007. For the other senior leaders who participated in the 2004 – 2007 performance share award, such award vested in March 2007.
Pension costs
The table on page 91 shows the pension costs of the individual members of the Executive Board.

Compensation in cash of the individual members of the Executive Board

	2006	2005	2004
	(EUR thousands)
Michel Tilmant1)
Base salary	1,289	1,289	1,250
Short-term performance-related bonus	2,299	1,520	866

Total cash compensation	3,588	2,809	2,116

Cees Maas1)
Base salary	697	697	677
Short-term performance-related bonus	1,244	806	530

Total cash compensation	1,941	1,503	1,207

Eric Boyer de la Giroday2)
Base salary	850	850	574
Short-term performance-related bonus	1,477	945	445

Total cash compensation	2,327	1,795	1,019

Dick Harryvan3)
Base salary	423
Short-term performance-related bonus	710

Total cash compensation	1,133

Eli Leenaars2)
Base salary	634	634	428
Short-term performance-related bonus	1,102	705	321

Total cash compensation	1,736	1,339	749

Tom Mclnerney3,4)
Base salary	690
Short-term performance-related bonus	1,157

Total cash compensation	1,847

Hans van der Noordaa3)
Base salary	423
Short-term performance-related bonus	710

Total cash compensation	1,133

Jacques de Vaucleroy3)
Base salary	423
Short-term performance-related bonus	710

Total cash compensation	1,133

Fred Hubbell4,5)
Base salary	556	1,120	1,121
Short-term performance-related bonus	908	1,270	855

Total cash compensation	1,464	2,390	1,976

Alexander Rinnooy Kan5)
Base salary	370	634	634
Short-term performance related bonus	604	705	493

Total cash compensation	974	1,339	1,127

Hans Verkoren2,5)
Base salary	370	634	428
Short-term performance-related bonus	604	705	335

Total cash compensation	974	1,339	763

1)	The increase in base salary for Michel Tilmant and Cees Maas reflect a 10% increase, effective April 2004, related to their promotions to chairman and vice chairman respectively

2)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on 28 April 2004. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2004 reflect the partial year as Executive Board members.

3)	Dick Harryvan, Hans van der Noordaa, Jacques de Vaucleroy and Tom Mclnerney were appointed to the Executive Board on 25 April 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2006 reflect the partial year as Executive Board members

4)	Tom Mclnerney and Fred Hubbell get their compensation in US dollars. For each year the compensation in US dollars has been translated to euros at the average exchange rate for that year.

5)	Fred Hubbell and Hans Verkoren retired and Alexander Rinnooy Kan resigned from the Executive Board on 25 April 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2006 reflect the partial year as Executive Board members.
Compensation in cash of former members of the Executive Board amounted to nil in 2006 and 2005 and EUR 681,000 in 2004.
Long-term incentives of the individual members of the Executive Board1)

	2006	2005	2004
	(EUR thousands)
Michel Tilmant
Number of options	132,163	108,200	82,600
Number of performance shares	27,650	19,300	15,000
Fair market value of long-term incentive2)	1,734	1,160	661

Cees Maas3)
Number of options	0	58,600	51,200
Number of performance shares	0	10,500	9,300
Fair market value of long-term incentive2)	938	628	410

Eric Boyer de la Giroday4)
Number of options	87,138	71,400	43,400
Number of performance shares	18,230	12,800	7,900
Fair market value of long-term incentive2)	1,143	765	347

Dick Harryvan5)
Number of options	43,347
Number of performance shares	9,069
Fair market value of long-term incentive2)	569

Eli Leenaars4)
Number of options	65,021	53,200	32,400
Number of performance shares	13,603	9,500	5,900
Fair market value of long-term incentive2)	853	571	259

Tom Mclnerney5,6)
Number of options	70,695
Number of performance shares	14,790
Number of conditional shares	37,633
Fair market value of long-term incentive2)	2,201

Hans van der Noordaa5)
Number of options	43,347
Number of performance shares	9,069
Fair market value of long-term incentive2)	569

	2006	2005	2004
	(EUR thousands)
Jacques de Vaucleroy5)
Number of options	43,347
Number of performance shares	9,069
Fair market value of long-term incentive2)	569

Fred Hubbell7)
Number of options		0	84,700
Number of performance shares		0	15,400
Fair market value of long-term incentive2)		1,008	678

Alexander Rinnooy Kan7)
Number of options		0	48,000
Number of performance shares		0	8,700
Fair market value of long-term incentive2)		571	384

Hans Verkoren4,7)
Number of options		0	32,400
Number of performance shares		0	5,900
Fair market value of long-term incentive2)		571	259

1)	Long-term incentives are granted in the year following the reporting year. The long-term incentive plan provides for a combination of share options and provisional performance shares based on a 50/50 split in value. The ratio of options to performance shares varies each year as a result of the fair value calculation and the 50/50 split in value. The fair value calculation for the performance year 2006 resulted in a ratio of options to performance shares of 4.78 : 1 (2005: 5.6 : 1, 2004: 5.5 : 1). The maximum number of stock options and performance shares to be granted to the Executive Board members will be tabled for approval at the annual General Meeting of Shareholders. The vesting period for the performance shares is 3 years. The costs of the performance shares are expensed pro-rata over the 3-year period.

2)	Fair Market Value of Long-term Incentive reflects the estimated fair market value of the long-term incentive award on the date of grant based on a fair value calculation. The valuation is calculated annually for grants made to the Executive Board members for performance over the year specified.

3)	As a result of Mr. Maas’ retirement from the Executive Board in 2007, he will receive the fair market value of his 2006 long-term incentive award in cash instead of options and performance shares.

4)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on April, 28 2004. The figures for these members reflect compensation earned in their capacity as Executive Board members.

5)	Dick Harryvan, Hans van der Noordaa, Jacques de Vaucleroy and Tom Mclnerney were appointed to the Executive Board on April 25, 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members.

6)	Tom Mclnerney will receive conditional shares on the same grant date as the other long-term incentive awards. The conditional shares will be 100% vested four years after the grant date and the condition being an active employment contract. The conditional shares are provided to align Tom Mclnerney’s total remuneration with the US market practice.

7)	As a result of their resignation/retirement from the Executive Board in 2006, Fred Hubbell, Alexander Rinnooy Kan and Hans Verkoren received the fair-market value of their 2005 long-term incentive award in cash instead of options and performance shares.
The fair market value of long-term incentives of former members of the Executive Board amounted to nil in 2006, 2005 and 2004.

Pension costs of the individual members of the Executive Board1)

	2006	2005	2004
	(EUR thousands)
Michel Tilmant	689	685	467
Cees Maas	448	482	345
Eric Boyer de la Giroday2)	439	482	260
Eli Leenaars2)	270	255	102
Dick Harryvan3)	206
Hans van der Noordaa3)	170
Jacques de Vaucleroy3)	170
Tom Mclnerney3,5)	297
Fred Hubbell4,5,6)	2,282	395	462
Alexander Rinnooy Kan4,7)	2,105	483	346
Hans Verkoren2,4)	119	306	109

1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2004 to 2006.

2)	Eric Boyer de la Giroday, Eli Leenaars and Hans Verkoren were appointed to the Executive Board on 28 April 2004. The figures for these members reflect pension costs in their capacity as Executive Board members.

3)	Dick Harryvan, Tom Mclnerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on 25 April 2006. The figures for these members reflect pension costs in their capacity as Executive Board members.

4)	Fred Hubbell and Hans Verkoren retired and Alexander Rinnooy Kan resigned from the Executive Board on 25 April 2006. The figures for these members reflect pension costs for the partial year as Executive Board members.

5)	Tom Mclnerney’s and Fred Hubbell’s pension costs have been translated from US dollars to euros at the average exchange rate for that year.

6)	Fred Hubbell’s historical annual pension valuation used the standard assumption of retirement age of 65. The US pension plan allows for early retirement beginning at age 55 with 5 years of service. The pension cost shown is the additional IFRS cost related to the funding of US early retirement pension rights which must be fully realized by the Company in the same year he retired.

7)	The early retirement pension benefit is paid up until age 65 and during the early retirement benefit period the plan provides for additional pension rights earned towards the old age pension plan, which begins at age 65. The pension cost shown is the additional IFRS impact and cost related to the funding of Alexander Rinnooy Kan’s old age pension rights earned during the early retirement pension period which must be fully realized by the Company in the same year he has resigned.
Pension costs of former members of the Executive Board amounted to nil in 2006 and 2005 and EUR 887,000 in 2004.
Loans and advances to Executive Board members
The table below presents the loans and advances provided to Executive Board members and outstanding on December 31, 2006, 2005 and 2004. These loans were concluded in the normal course of business and on terms applicable to Company personnel as a whole and were approved by the Supervisory Board.
Loans and advances to members of the Executive Board

	Amount	Average		Amount	Average		Amount	Average
	outstan-	interest	Repay-	outstan-	interest	Repay-	outstan-	interest	Repay-
	ding	rate	ments	ding	rate	ments	ding	rate	ments
	(EUR thousands)
	December 31, 2006			December 31, 2005			December 31, 2004
Cees Maas	446	4.0%		446	4.0%		446	4.0%
Eric Boyer de la Giroday	28	4.3%	3	31	4.3%	3	34	4.3%	3
Dick Harryvan	427	3.9%
Hans van der Noordaa	930	4.4%
Jacques de Vaucleroy	192	5.5%	17

	2,023	4.3%	20	477	4.0%	3	480	4.0%	3

ING depositary receipts for shares held by Executive Board members
Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.
ING depository receipts for shares held by members of the Executive Board

	Number of shares
	2006	2005	2004
Michel Tilmant	7,764	7,764
Cees Maas	7,764	7,764
Tom Mclnerney1)	64,527

1)	Tom Mclnerney also holds 940 Units in a Leveraged Stock Fund.
Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at 31 December 2006

	Outstan-			Waived	Outstan-		Exercise
	ding as at 31			or	ding as at 31	Exercise	price in
	December	Granted	Exercised	Expired	December	price in	US
Number of options	2005	in 2006	in 2006	in 20061)	2006	euros	Dollars	Expiry date
Michel Tilmant	30,000			30,000	0	35.26		15 Mar 2006
	20,000			20,000	0	35.80		15 Mar 2006
	21,000				21,000	29.39		11 Mar 2012
	14,000				14,000	29.50		11 Mar 2012
	21,000				21,000	12.65		3 Mar 2013
	14,000				14,000	12.55		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
	82,600				82,600	21.67		13 May 2015
		108,200			108,200	32.75		12 May 2016
Cees Maas	50,000			50,000	0	35.26		15 Mar 2006
	35,000				35,000	29.39		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
	51,200				51,200	21.67		13 May 2015
		58,600			58,600	32.75		12 May 2016
Eric Boyer de la Giroday	2,000				2,000	26.10		28 May 2009
	10,000				10,000	28.30		3 Apr 2010
	4,000				4,000	35.80		15 Mar 2011
	3,000				3,000	28.60		27 May 2012
	4,000				4,000	12.55		3 Mar 2013
	17,800				17,800	17.69		14 May 2014
	53,400				53,400	21.67		13 May 2015
		71,400			71,400	32.75		12 May 2016
Dick Harryvan	10,000			10,000	0	35.26		15 Mar 2006
	13,125				13,125	29.39		11 Mar 2012
	12,250				12,250	12.65		03 Mar 2013
	6,000				6,000	18.71		15 Mar 2014
	8,800				8,800	23.28		30 Mar 2015
		13,060			13,060	32.77		23 Mar 2016

	Outstan-			Waived	Outstan-		Exercise
	ding as at 31			or	ding as at 31	Exercise	price in
	December	Granted	Exercised	Expired	December	price in	US
Number of options	2005	in 2006	in 2006	in 20061)	2006	euros	Dollars	Expiry date
Eli Leenaars	3,300				3,300	25.25		1 Apr 2009
	10,000				10,000		27.28	3 Apr 2010
	22,400				22,400		31.96	15 Mar 2011
	31,000				31,000		25.72	11 Mar 2012
	7,850				7,850	12.55		3 Mar 2013
	9,654				9,654	18.75		15 Mar 2014
	6,436				6,436	18.71		15 Mar 2014
	41,700				41,700	21.67		13 May 2015
		53,200			53,200	32.75		12 May 2016
Tom Mclnerney	40,000				40,000		31.96	15 Mar 2011
	91,400				91,400		25.72	11 Mar 2012
	125,200				125,200		13.70	3 Mar 2013
	153,550				153,550	18.71		15 Mar 2014
	260,425				260,425	23.28		15 Mar 2015
		213,325			213,325	32.77		23 Mar 2016
Hans van der Noordaa	14,000			14,000	0	35.26		15 Mar 2006
	13,125				13,125	29.39		11 Mar 2012
	8,900				8,900	12.65		3 Mar 2013
	6,000				6,000	18.71		15 Mar 2014
	15,000				15,000	23.28		30 Mar 2015
		11,195			11,195	32.77		23 Mar 2016
Jacques de Vaucleroy	7,000				7,000	26.10		28 May 2009
	20,000				20,000	28.30		3 Apr 2010
	7,634				7,634		13.70	3 Mar 2013
	61,110				61,110	18.71		15 Mar 2014
	114,950				114,950	23.28		30 Mar 2015
		100,352			100,352	32.77		23 Mar 2016
Fred Hubbell	50,000			50,000	0	35.26		15 Mar 2006
	35,000				35,000	29.39		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
	84,700				84,700	21.67		13 May 2015
Alexander Rinnooy Kan	50,000			50,000	0	35.26		15 Mar 2006
	35,000				35,000	29.39		11 Mar 2012
	35,000				35,000	12.65		3 Mar 2013
	41,250				41,250	17.69		14 May 2014
	48,000				48,000	21.67		13 May 2015
Hans Verkoren	20,000			20,000	0	35.26		15 Mar 2006
	23,000				23,000	29.39		11 Mar 2012
	30,000			18,000	12,000	12.65		3 Mar 2013
	17,800				17,800	18.71		15 Mar 2014
	42,800				42,800	21.67		13 May 2015

1)	Waived at vesting date or expired at expiry date.

REMUNERATION SUPERVISORY BOARD
Remuneration
As of July 2006 the remuneration of the Supervisory Board members was increased as follows: chairman EUR 75,000 (was EUR 61,260), vice-chairman EUR 65,000 (was EUR 61,260), other members EUR 45,000 (was EUR 36,300).
For the committees the remuneration was increased as follows: chairman of the Audit Committee EUR 8,000 (was EUR 1,360), members of the Audit Committee EUR 6,000 (was EUR 1,360), chairman of other Supervisory Board committees EUR 7,500 (was EUR 1,360), members of other Supervisory Board committees EUR 5,000 (was EUR 1,360). In addition to the fixed remuneration, committee members receive a fee for each meeting they attend. For AC members this fee is EUR 1,500 per meeting and for its chairman EUR 2,000. For the chairman and members of other committees the attendance fee amounts to EUR 450 per meeting. The remuneration and the attendance fee for the membership of a committee is not applicable to the chairman and vice-chairman of the Supervisory Board if they are on one of the committees.
In addition to the remuneration each member receives an expense allowance. For the chairman and vice-chairman the annual amount is EUR 6,800. For the other members the amount is EUR 2,270.
The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2006 and previous years.
Compensation of the members and former members of the Supervisory Board

	2006	2005	2004
	(EUR thousands)
Members of the Supervisory Board
Cor Herkströter	75	68	68
Eric Bourdais de Charbonnière1)	70	65	29
Luella Gross Goldberg	52	44	44
Paul van der Heijden	52	43	44
Claus Dieter Hoffmann	56	49	46
Jan Hommen2)	57	24
Piet Klaver3)	33
Wim Kok	51	39	39
Godfried van der Lugt	56	40	39
Karel Vuursteen	43	39	39

	545	411	348

Former Members of the Supervisory Board
Aad Jacobs4)	17	51	49
Paul Baron de Meester5)	16	58	57

	33	109	106

	578	520	454

1)	Member as of April 2004; vice-chairman as of February 2005.

2)	Member since June 2005

3)	Member since April 2006

4)	Retired in April 2006

5)	Retired in April 2006. Compensation includes payment to match his former remuneration as a member of the BBL Supervisory Board.

Loans and advances to Supervisory Board members
As at 31 December 2006, there were no loans and advances outstanding to members of the Supervisory Board. As at 31 December 2005, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs. As at 31 December 2004, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerns a loan to Aad Jacobs.
ING Depositary Receipts for shares and options held by Supervisory Board members
Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2006, with the exception of Mr. Klaver as indicated in note 2 to the table.
ING (depositary receipts for) shares held by members of the Supervisory Board1)

	Number of (depositary receipts for)
	shares
	2006	2005	2004
Members of the Supervisory Board
Cor Herkströter	1,616	1,616	1,616
Luella Gross Goldberg	6,814	6,814	6,701
Paul van der Heijden			1,716
Piet Klaver2)	5,430
Karel Vuursteen	1,510	1,510	1,510

	15,370	9,940	11,543

1)	ING (depositary receipt for) shares of direct family included; members of the Supervisory Board (including direct family) not mentioned in this table did not hold ING shares.

2)	Piet Klaver also holds 20 call options (Exercise price: EUR 15.00; Expiry month: December 2008).
EXECUTIVE BOARD REMUNERATION STRUCTURE 2007
Policy for 2007
With regard to the remuneration policy for 2007, the Supervisory Board continues to build upon the remuneration policy initiated in 2003, which supports the performance-oriented culture. Over the past five years, the Executive Boards’ total remuneration package has gradually converged to the European benchmark through increases in the short-term and long-term incentive target levels (as a percentage of base salary). The results of the market-competitive analysis indicate overall increases in the market that may put pressure on compensation levels.
Executive Board Base salary 2007
The plan is to keep base-salary levels flat in 2007. A market-competitive analysis is conducted on an annual basis to ensure market competitiveness.
Executive Board Short-term incentive plan 2007
The 2007 short-term incentive target at 100% of base salary will remain the same as 2006. The actual payout may vary between 0% and 200% of the target level (e.g. between 0% and 200% of base salary).
The mix for the 2007 short-term incentive award will remain the same as in 2006: 70% will be determined by pre-defined ING Group financial performance measures and 30% will be based on individual performance objectives set for each Executive Board member and agreed by the Supervisory Board.

The Supervisory Board has concluded for 2007 that the Executive Board’s short-term incentive award for the Group performance will be changed slightly to replace the return on economic capital measure with economic profit/embedded value profit. The three financial criteria that will be used for 2007 will be: operating net profit, total operating expenses and economic profit/embedded value profit. This slight adaptation to shift from return on economic capital to economic profit/embedded value profit is in line with the publication of the economic profit and embedded value profit as of 2007.
Executive Board Long-term incentive plan 2007
The Supervisory Board will keep the LTI target value at 100% of base salary (same target percentage as the STI). The range may vary between 50% and 150% of the target level (e.g. between 50% and 150% of base salary). The structure for the 2007 long-term incentive award will remain the same as the 2003 structure (the total nominal value at grant will be split between stock option and performance shares).
As was the case in 2006, the total LTI value in stock options and provisional performance shares to be granted to the Executive Board members will be determined by the Supervisory Board at the end of 2007, based on the achievement of the three pre-defined financial objectives set out in the 2007 short-term incentive plan.
EMPLOYEES
The number of staff employed on a full time equivalent basis of ING Group averaged 118,243 in 2006, of which 32,572 or 28%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over was as follows (average full time equivalents):

	Insurance operations			Banking operations			Totals
	2006	2005	2004	2006	2005	2004	2006	2005	2004
The Netherlands	9,688	11,191	11,207	22,884	22,946	22,262	32,572	34,137	33,469
Belgium	1,215	1,289	1,293	11,277	11,272	11,246	12,492	12,561	12,539
Rest of Europe	3,767	3,616	3,391	18,026	18,010	19,817	21,793	21,626	23,208
North America	15,016	14,920	14,700	3,032	2,689	2,402	18,048	17,609	17,102
Latin America	13,614	12,155	10,626	386	442	475	14,000	12,597	11,101
Asia	8,206	6,985	6,833	8,748	7,579	6,684	16,954	14,564	13,517
Australia	1,507	1,403	1,397	815	757	681	2,322	2,160	2,078
Other	57	70	23	5	4	2	62	74	25

Total	53,070	51,629	49,470	65,173	63,699	63,569	118,243	115,328	113,039

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 1,709 in 2006, 1,584 in 2005 and 1,783 in 2004. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for each of the years 2006, 2005 and 2004:

	2006	2005	2004
Insurance Europe	13%	14%	14%
Insurance Americas	24	24	23
Insurance Asia/Pacific	9	7	7
Wholesale Banking	17	18	21
Retail Banking	31	31	30
ING Direct	6	6	5

Total	100%	100%	100%
Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions
As of December 31, 2006, Stichting ING Aandelen (the “Trust”) held 2,204,400,319 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
As of December 31, 2006, there were 135,170,568 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 920 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.
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
All bearer receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central securities Depository (CSD) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer receipt holder is credited in the books of Euroclear Nederland and its participants pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each bearer receipt holder shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Return of the global depositary receipts to a party other than the Trust shall not be permitted without the Trust’s consent. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorised to perform any necessary act on behalf of the bearer receipt holder(s) in respect of the relevant depositary receipts, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Act on Book Entry Transactions.
Transfer of title in the bearer receipts in the form of CF Certificates together with the dividend sheet is effected by book-entry through the facilities of Euroclear Nederland and its participants pursuant to the Netherlands Act on Book-Entry Transactions. Owners of bearer receipts participate in the Euroclear Nederland system by maintaining accounts with Euroclear Nederland participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.
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
The Trust has discretion to vote in respect of shares for which it has not issued proxy votes to holders of depositary receipts and has not received any voting instructions. Under the Trust Agreement, the Trust is required to promote the interests of all holders of depositary receipts, irrespective of whether they attend the General Meetings of Shareholders, also taking into account the interests of ING Group, the businesses of ING Group and its group companies and all other ING Group stakeholders in voting such shares, so as to ensure that all these interests are given as much consideration and protection as possible.
Intention to abolish ING Trust Office
It is the intention of the Executive Board and the Supervisory Board to abolish the Trust Office and depositary receipts once the number of votes on ordinary shares and depositary receipts of ordinary shares, including proxies at a General Meeting of Shareholders (GMS) is at least 35% of the total votes that may be cast for three consecutive years. In 2005, 26% of total votes were cast and in 2006, the figure was 28%. The Executive Board is committed to achieving the 35% requirement and will encourage depositary receipt holders, particularly institutional investors, to participate in voting at the General Meeting of Shareholders.
Administration of the Trust
The Management Board will determine the number of its members itself, subject to the restriction that there may be no more members than seven and no less than three. Managing Directors will be appointed by the Management Board itself without any approval from ING Groep N.V. or any of its corporate bodies being required. Members of any corporate body of ING Groep N.V. are not eligible for appointment as a Managing Director. Managing Directors are appointed for a term of four years and may be re-appointed for two terms without any requirement for approval by ING Groep N.V.
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
Holders of Bearer receipts with a stake of 5% or more
According to filings under the former Dutch disclosure of Major Holdings in listed Companies Act 2006 (as of January 1, 2007 integrated in the Dutch Financial Supervision Act), two shareholders held more than 5% of the Bearer receipts as of December 31, 2006. These were ABN AMRO and Fortis. To the best of our knowledge, there are no other shareholders who own a more than 5% interest in bearer receipts.
The following table sets forth the share ownership of each 5% holder of ING issued capital.

Shareholder	% of Issued capital1)
ABN AMRO Holding N.V.	5.72
Fortis Utrecht N.V.	6.15

1)	This information is based upon filings made under the Dutch disclosure of Major Holdings in Listed Companies Act 2006 as of the respective filing dates and may not be accurate as of the date hereof. The Dutch Financial Supervision Act requires investors to file their ownership as a percentage of the company’s issued capital rather than as a percentage of the class of securities. For more information regarding this act and the filings based on it, please visit the website of the Dutch Authorities for the Financial Markets at www.afm.nl
On March 21, 2006 ING announced that it had reached a conditional agreement with Aegon to purchase 24,051,039 (depositary receipts for) preference A shares in ING at a price of EUR 3.72 per share, or EUR 89.5 million in total. The agreement was approved by ING’s annual general meeting of shareholders on April 25, 2006. On April 25, 2006, Aegon filed that it had reduced its stake in ING from 6.25% to 0.48%.
None of these major shareholders possesses voting rights different from those possessed by other shareholders. The voting rights of the majority of Ordinary shares are held by the Trust. As of December 31, 2006, shareholders in the Netherlands held approximately 392 million bearer receipts, or 18% of the total number of bearer receipts then outstanding. As of December 31, 2006, shareholders in the United States held approximately 265 million bearer receipts (including ADSs), or 12% of the total number of bearer receipts then outstanding.
As of December 31, 2006, other than the Trust, no other person is known to the Company to be the owner of more than 10% of the Ordinary shares or bearer receipts. As of December 31, 2006, members of the Supervisory Board held 15,370 bearer receipts and 20 Call options. If Supervisory Board members hold ING options that were granted in their former capacity as Executive Board member, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

Related Party Transactions
As of December 31, 2006, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was zero. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.0 million, at an average interest rate of 4.3%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2006 was EUR 2.0 million.
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
See Item 18. “Financial Statements” on pages F-1 through F-165.
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
These legal proceedings include a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (“Fertinal”) against ING Comercial América (now known as Seguros ING S.A. de C.V. and referred to hereinafter as “Seguros”), a wholly owned subsidiary of ING Group. Fertinal claims USD 300 million, the maximum coverage under the insurance policy of their mining operations. A judge in Mexico ruled in favour of Fertinal. This decision was appealed to a Mexican Court of Appeal, which reduced the judgment to USD 94 million plus interest. This decision has been appealed by all parties involved. Fertinal has also made criminal complaints alleging fraud against certain Seguros current and former employees. In addition to the claim by Fertinal, Seguros also has been the subject of complaints and suits concerning the performance of certain interest sensitive life insurance products. Both the claim by Fertinal and these matters are being defended vigorously; however, at this time, we are unable to assess their final outcome.
Recently, the issue of amongst others the costs charged by the insurance industry to customers in respect of universal life insurance products (commonly referred to as beleggingsverzekeringen, beleggingspolissen or beleggingshypotheken) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organisations. The Dutch insurance industry (including subsidiaries of ING Groep N.V., primarily Nationale-Nederlanden) sold these products to customers either directly or through intermediaries. The concern being publicly voiced in respect of these products is that the Dutch insurance industry has not been sufficiently transparent towards its customers as to the costs charged to the customers, and that costs in respect of certain of these products may have been unfairly high. If, in the future, legal proceedings would be lodged individually or collectively, against Dutch insurance companies in relation to these products, such legal proceedings could also be lodged against Nationale-Nederlanden or other subsidiaries of ING Groep N.V. involved. No legal proceedings have as yet been lodged against any subsidiary of ING Groep N.V. Discussions are ongoing between the insurance industry and consumer organisations.
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
Dividends
ING Groep N.V. has declared and paid dividends each year since its formation in 1991. Each year, a final dividend in respect of the prior year is generally declared at and paid after the annual General Meeting of Shareholders generally held in April of each year. An interim dividend is generally declared and paid in September, based upon the results for the first six months. The declaration of interim dividends is subject to the discretion of the Executive Board of ING Groep N.V., whose decision to that effect is subject to the approval of the Supervisory Board of the Company. The Executive Board decides, subject to the approval of the Supervisory Board of ING Groep N.V., which part of the annual profits (after payment of dividends on Preference shares and Cumulative Preference shares) will be added to the reserves of ING Groep N.V. The part of the annual profits that remains after this addition to the reserves and after payment of dividends on Preference shares and Cumulative Preference shares is at the disposal of the General Meeting of Shareholders, which may declare dividends there from and/or add additional amounts to the reserves of ING Groep N.V. A proposal of the Executive Board with respect thereto is submitted to the General Meeting of Shareholders. The declaration and payment of dividends and the amount thereof is dependent upon the Company’s results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Executive Board in determining the appropriate amount of reserves and there can be no assurance that the Company will declare and pay any dividends in the future.
Since the beginning of 2005 ING has a dividend policy of full cash dividends starting with the final dividend 2004. Following the introduction of IFRS-EU – which is expected to increase volatility in net profit – ING intends to pay dividends in relation to the longer-term underlying development of profit.
ING Groep N.V. made dividend payments of EUR 14 million, EUR 14 million and EUR 14 million on its Preference shares and declared dividends of EUR 2,681 million, EUR 2,461 million and EUR 2,057 million on its Ordinary shares, in 2006, 2005 and 2004, respectively. Both the final dividend 2005 and the interim dividend 2006 were fully paid in cash
Cash distributions on ING Groep N.V.’s Ordinary shares and bearer receipts are generally paid in euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the bearer receipts are trading. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the Ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
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

If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of bearer receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. Holders of bearer receipts may receive an equal nominal amount in Ordinary shares
There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, bearer receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under “Item 10. Additional Information - Taxation - Netherlands Taxation”.
Since December 31, 2006, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18. Financial Statements” of this document.
Item 9. The offer and listing
Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on Eurolist by Euronext Amsterdam N.V., the principal trading market for the bearer receipts. The bearer receipts are also listed on the stock exchanges of Euronext Brussels, Euronext Paris, Deutsche Börse as well as on the Swiss Exchange. As of December 31, 2006, ING Group was the second largest company quoted on Eurolist by Euronext Amsterdam, based on market capitalization. ING Bank is one of the principal market-makers for the bearer receipts on Eurolist by Euronext Amsterdam.
Since June 13,1997, American Depositary Shares (“ADS”), each representing one bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2006, there were 135,170,568 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 920 recordholders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2006, approximately 18% of the bearer receipts were held by Dutch investors, approximately 33% by investors in the U.K. and approximately 12% by investors in the United States and Canada (including as represented by ADSs).
The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2002 – February 28, 2007:

						Trading
			Trading			volume
			volume in			in
	Euronext Amsterdam		millions	New York Stock		millions
	Stock Exchange (EUR)		of bearer	Exchange (USD)		of
Calendar period	High	Low	receipts1)	High	Low	ADSs1)
2002	31.20	13.29	2,033.3	25.95	13.07	78.0
2003	19.06	8.70	2,863.5	23.41	9.96	124.9
2004	22.28	16.73	2,403.5	30.32	20.28	106.4

2005
First quarter	23.96	21.75	500.2	31.69	28.18	25.1
Second quarter	23.37	20.99	509.4	30.21	26.94	28.1
Third quarter	25.12	22.63	565.3	30.99	28.02	25.5
Fourth quarter	29.75	23.56	556.8	35.40	28.16	34.5

2006
First quarter	32.79	27.82	584.1	39.71	33.61	25.8
Second quarter	33.38	28.10	632.3	42.59	34.74	27.5
Third quarter	34.80	29.56	510.0	44.37	37.22	20.9
Fourth quarter	35.96	31.50	593.0	45.35	41.74	33.4

2006 and 2007
September 2006	34.80	33.02	184.6	44.37	42.07	7.7
October 2006	35.96	34.57	171.4	45.35	44.03	11.8
November 2006	35.52	32.09	225.2	45.26	42.05	12.0
December 2006	34.00	31.50	196.4	44.74	41.74	9.6
January 2007	34.31	33.15	190.4	44.65	43.15	9.1
February 2007	34.69	32.27	213.1	45.78	42.65	8.6

1)	Aggregate of purchases and sales.
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
Capital structure, shares
The authorised capital of ING Group consists of Ordinary shares, preference A shares, five series of preference B shares and cumulative preference shares. When we refer to shares herein, we mean both our Ordinary shares and our preference shares, unless otherwise specified. Currently, only Ordinary and preference A shares are issued, while a right to acquire cumulative preference shares has been granted to the ING Continuity Foundation. The purpose of the cumulative preference shares is to protect the independence, the continuity and the identity of the company against the acquisition of control by third parties, including hostile takeovers, while the Ordinary shares and the preference shares are used solely for funding purposes. These shares, which are all registered shares, are not listed on a stock exchange.
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
Exchange controls
Cash distributions, if any, payable in euros on Ordinary shares, bearer receipts and ADSs may be officially transferred from the Netherlands and converted into any other currency without violating Dutch law, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank and, further, no payments, including dividend payments, may be made to jurisdictions or persons subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or adopted by the European Union.

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
Obligations of shareholders to disclose holdings
Section 5.3 of the Dutch Financial Supervision Act (the “Major HoldingsRules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect to ING Groep N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of bearer receipts, Ordinary shares, ADSs, Preference shares, options or warrants, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.
The notification will be recorded in the register which is held by the Authority for the Financial Markets for that purpose, which register is available for public inspection.
Noncompliance with the obligations of the Major Holdings Rules can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Authority for the Financial Markets or ING Groep N.V., in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s Ordinary shares.
Voting rights
Each Ordinary share entitles the holder to cast a vote at the General Meeting of Shareholders. By Dutch law, voting rights are proportional to the nominal value of the shares. In other words, each Ordinary share (nominal value: EUR 0.24) gives the right to one vote, while each preference A share (nominal value: EUR 1.20) gives the right to five votes.
On the basis of the closing price of the shares on December 31, 2006, the ratio of market price to voting rights on depositary receipts for Ordinary shares was EUR 29.30 : 1, while the ratio for depositary receipts for preference A shares was EUR 3.29 : 5. There is an element of disequilibrium in this respect. Forthcoming legislation will be necessary to link the voting rights for preference shares to the market value of the shares.
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
Share issues have to be approved by the General Meeting of Shareholders, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new shares. The powers thus delegated to the Executive Board are limited:
-	in time: powers are delegated for a period of 18 months;

-	to specific types of shares: only Ordinary shares and preference B shares may be issued;

-	by number: (1) Ordinary shares may be issued up to a maximum of 10% of the issued capital, or 20% in the event of a merger or takeover; (2) preference B shares may be issued up to a maximum which is equal to the total number of preference B shares that is necessary to convert all outstanding ING Perpetual Securities III issued in 2004 in the amount of 1 billion euros (and similar instruments that are or may be issued) into preference shares if and when required pursuant to the conditions thereof;

-	as regards the issue price of the preference B shares: the issue price must at least be equal to the stock price of the Ordinary shares at the Amsterdam Stock Exchange;

-	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.
Approval by the General Meeting of Shareholders would be required for any share issues exceeding these limits.
Shareholders’ structure
See Item 7 for details of investors who have reported their interest in ING Group pursuant to the Financial Supervision Act (or the predecessor of this legislation). As at December 31, 2006, ING Group subsidiaries held an interest of 11.55% in the capital of ABN AMRO, mainly in preference shares. The interests held in the capital of Fortis was below 1%. These interests are held as investments. There are no shareholders’ or other agreements between ING Group and ABN AMRO or Fortis on the exercising of voting rights.
Under the terms of the Dutch Financial Supervision Act, declarations of no objection from the Dutch Minister of Finance are to be obtained by anyone wishing to obtain or hold a participating interest of at least 10% respectively in ING Group or to exercise control to this extent via a participating interest in ING Group. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Group ING Group is not aware of investors with an interest of 10% or more in ING Group.
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
Generally speaking, an interest in the share capital of ING Groep N.V, should not be considered a substantial interest if the holder of such interest, and, in case of an individual, his or her spouse, registered partner, certain other relatives or certain persons sharing the holder’s household, alone or together, does or do not hold, either directly or indirectly, the ownership of, or certain rights over, shares or rights resembling shares representing five percent or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of ING Groep N.V. With respect to U.S. Shareholders, this summary generally applies only to holders who hold bearer receipts or ADSs as capital assets. The summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. Furthermore, this summary is based on the tax legislation, published case law, and other regulations in force as at the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.
In general, for United States federal income and Netherlands tax purposes, holders of bearer receipts will be treated as the owners of the Ordinary shares underlying the bearer receipts, holders of American Depositary Receipts (“ADRs”) underlying ADSs will be treated as the owners of the Ordinary shares evidencing the ADSs, and exchanges of Ordinary shares for bearer receipts and then for ADSs, and exchanges of ADSs for Bearer receipts and then for Ordinary shares, will not be subject to United States federal or Netherlands income tax.
It is assumed, for purposes of this summary, that a U.S. Shareholder is eligible for the benefits of the Treaty and that a U.S. Shareholder’s eligibility is not limited by the limitations on benefits provisions article 26 of the Treaty.
NETHERLANDS TAXATION
Withholding tax on dividends
The Netherlands imposes a withholding tax on a distribution of a dividend at the rate of 15%. Stock dividends paid out of ING Groep N.V.’s paid-in share premium recognized for Netherlands tax purposes as such are not subject to the above withholding tax.
The Treaty provides for a complete exemption from withholding for dividends received by exempt pension trusts and other exempt organizations, as defined in the Treaty. Qualifying exempt pension trusts may claim the benefits of a reduced withholding tax rate pursuant to article 35 of the Treaty. Qualifying exempt pension trusts normally remain subject to withholding at the rate of 15% and are required to file for a refund of the tax withheld. Only if certain conditions are fulfilled, such pension trusts may be eligible for relief at source upon payment of the dividend. Qualifying exempt organizations (other than qualifying exempt pension trusts) are subject to withholding at the rate of 15% and can only file for a refund of the tax withheld.

On August 29, 2002 dividend-stripping rules were introduced in Netherlands tax law. These rules have retroactive effect as of April 27, 2001. The rules provide that in the case of dividend-stripping, the 15% dividend withholding tax cannot be reduced or refunded. Dividend-stripping is deemed to be present if the recipient of a dividend is, different from what has been assumed above, not the beneficial owner thereof and is entitled to a larger credit, reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under these rules, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits form the dividends, whereby such person retains, whether directly or indirectly, an interest in the share on which the dividends were paid.
Currently ING Groep N.V. may, with respect to certain dividends received from qualifying non-Netherlands subsidiaries, credit taxes withheld from those dividends against the Netherlands withholding tax imposed on certain qualifying dividends that are redistributed by ING Groep N.V, up to a maximum of the lesser of
•	3% of the amount of qualifying dividends redistributed by ING Groep N.V. and

•	3% of the gross amount of certain qualifying dividends received by ING Groep N.V.
The reduction is applied to the Dutch dividend withholding tax that ING Groep N.V. must pay to the Dutch tax authorities and not to the Dutch dividend withholding tax that ING Groep N.V. must withhold.
Both, the European Free Trade Association Court of Justice as well as the European Court of Justice (ECJ) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it is in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favourably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are treated still less favourably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).
Although the freedom of capital generally also applies to capital movements to and from third countries, such as the United States, it cannot be ruled out that the freedom of capital movements to and from third countries must be interpreted more stringent as opposed to the freedom of capital movements to EU member states.
Furthermore, the freedom of capital movements to and from third countries is generally subject to grandfathering (stand-still) provisions in the EC-Treaty (i.e. the restriction of the freedom of capital movements is allowed if these stand-still provisions apply). However, based on case law of the ECJ it may be held that these stand-still provisions do not apply in the specific case of claiming a refund of the Netherlands dividend withholding tax by a shareholder who did not acquire the shares in ING Groep N.V. with a view to establishing or maintaining lasting and direct economic links between the shareholder and ING Groep N.V. which allow the shareholder to participate effectively in the management of the company or in its control.
Especially the following non-EU resident shareholders may be affected and may as a result be entitled to refund of Netherlands dividend withholding tax.
-	Legal entities that could have invoked the participation exemption with respect to the dividends received in case they would have been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in case of shareholdings of 5% or more. In case of legal entities resident in the Netherlands, in effect no Dutch dividend withholding tax is due with respect to dividends on shareholdings that apply for the participation exemption.

-	Individuals if the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. In stead, the individual would be taxed on a deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due.

-	Legal entities that, if they had been based in the Netherlands, would not have been subject to corporate income tax (such as a pension fund), or would have qualified as an investment institution for the purposes of this tax, and that would, because of this, be eligible for a refund of dividend withholding tax withheld at their expense.
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
UNITED STATES TAXATION
Taxes on income
For United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust in the case of bearer receipts, or the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as defined for United States federal income tax purposes. A dividend will constitute income from sources outside the United States. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. If you are a noncorporate U.S. Shareholder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the bearer receipts or ADSs for more than 60 days during the 121 -day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the bearer receipts or ADSs generally will be qualified dividend income.
Subject to the limitations provided in the United States Internal Revenue Code, a U.S. Shareholder may generally deduct from income, or credit against its United States federal income tax liability, the amount of any Dutch withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. ING Groep N.V. will endeavour to provide to U.S. Shareholders information concerning the extent to which it has applied the reduction described above with respect to dividends paid to U.S. Shareholders. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
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
Taxes on capital gains
Gain or loss on a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States federal income tax purposes. If such U.S. Shareholder has held the bearer receipts or ADSs for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate U.S. Shareholder that is recognized in a taxable year beginning before January 1, 2011 will generally be subject to a maximum tax rate of 15%. In general, gain or loss from a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will be treated as United States source income or loss for United States foreign tax credit limitation purposes.
Passive foreign investment company
ING Groep N.V. believes it is not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes. This is a factual determination that must be made annually and thus may change.
If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder makes an effective election to be taxed annually on a mark-to-market basis with respect to the bearer receipts or ADSs, any gain from the sale or disposition of bearer receipts or ADSs by a U.S. Shareholder would be allocated rateably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as distributions exceeding 125% of the average annual distribution made by ING Groep N.V. over the shorter of the holder’s holding period or the three preceding years.
A U.S. Shareholder who owns bearer receipts or ADSs during any year that ING Groep N.V. is a PFIC would be required to file Internal Revenue Service Form 8621.
Item 11. Quantitative and Qualitative Disclosure of Market Risk
Refer to Note 2.2 Risk Management of the Notes to the Consolidated Financial Statements for these disclosures, including disclosures relating to operational, compliance and other non market-related risks.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
On February 6, 2007, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 6, 2007.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting. ING’s internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Our internal control over financial reporting includes those policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ING;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management’s assessment and those criteria, management concluded that the company’s internal control over financial reporting is effective as of December 31, 2006.
Our independent registered public accounting firm has audited and issued their report on management’s assessment of ING’s internal control over financial reporting, which appears below and which expresses an unqualified opinion on management’s assessment and on the effectiveness of our internal control over financial reporting as of December 31, 2006.

Item 16A. Audit Committee Financial Expert
ING Group’s Supervisory Board has determined that ING Group has three audit committee financial experts serving on its Audit Committee. These three audit committee financial experts are Messrs. Hoffmann, Hommen and Van der Lugt. All have gathered their experience by serving as executive officers and on the Boards of international conglomerates, Mr. Hoffmann serving as the CFO of Robert Bosch GmbH, Mr. Hommen serving as vice-chairman and CFO of Philips Electronics and Mr. Van der Lugt serving as CEO of ING Group
Item 16B. Code of Ethics
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
Item 16C. Principal Accountant Fees and Services (Ernst & Young) (and KPMG)
Ernst & Young Accountants (Ernst & Young) and KPMG Accountants N.V. (KPMG) are the appointed auditors of ING Group. Ernst & Young is responsible for auditing the financial statements of ING Group and ING Verzekeringen N.V, while KPMG is responsible for the audit of the financial statements of ING Bank N.V.
At the General Meeting of Shareholders on April 27, 2004, Ernst & Young were appointed to audit the financial statements of ING Group for the financial years 2004 to 2007 inclusive, to report about the outcome of these audits to the Executive Board and the Supervisory Board and to give a statement about the truth and fairness of the financial statements of ING Group
The Supervisory Board evaluates the performance of the external auditors on an annual basis, based, in particular, on their independence and on the findings of the Executive Board and the Audit Committee. In addition to the annual evaluation, the Audit Committee and Supervisory Board will review the auditors’ performance in 2007, prior to a proposal to the General Meeting of Shareholders for the next auditor’s appointment. The proposal will include the main conclusions of the assessment of the functioning of the external auditor.
The external auditors, both Ernst & Young and KPMG, attend the meetings of the Audit Committee.
After a maximum period of 5 years of performing audit services to ING Group or ING Verzekeringen N.V. or ING Bank N.V, the lead audit partners of the external audit firms and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the respective external audit firms. The Audit Committee makes recommendations to the Supervisory Board regarding these replacements, among others, based on an annual evaluation of the provided services. In line with this agreement, the lead audit partner of KPMG has been succeeded in 2006. The lead audit partner of Ernst & Young will be succeeded after the year-end audit 2006. The rotation of other partners of Ernst & Young and KPMG involved with the audit of the financial statements of ING are subject to applicable independence legislation.
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
Audit related fees
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
In 2006,100% of each of the audit-related, tax and other services have been pre-approved. In line with ING’s policy on external auditors’ independence, the Audit Committee has pre-approved the proposed services.

	Year ended	Year ended
	December 31, 2006	December 31, 2005
	(EUR millions)
Ernst & Young
Audit fees	35	21
Audit-related fees	2	7
Tax fees	2	2
All other fees	1	1

	40	31

KPMG
Audit fees	28	22
Audit-related fees	2	6
Tax fees	2	1
All other fees	2	2

	34	31

Total
Audit fees	63	43
Audit-related fees	4	13
Tax fees	4	3
All other fees	3	3

	74	62

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

					Maximum
					number
				Purchased as part of	of Shares
		Number X	Average price	Publicly Announced	that may be
		1000	in euros	Plans or Programs	purchased
Purchases:
January	1/1/06 - 1/31/06	10,329	28.91	NA	NA
February	2/1/06 - 2/29/06	1,530	31.41
March	3/1/06 - 3/31/06	4,591	31.47
April	4/1/06 - 4/30/06	963	32.17
May	5/1/06 - 5/31/06	6,172	31.48
June	6/1/06 - 6/30/06	181	29.65
July	7/1/06 - 7/31/06	334	30.72
August	8/1/06 - 8/31/06	1,441	32.77
September	9/1/06 - 9/30/06	1,317	33.98
October	10/1/06 - 10/31/06	887	34.99
November	11/1/06 - 11/30/06	4,938	33.92
December	12/1/06 - 12/31/06	12,419	30.76

Total1)		45,102	31.14

Purchases:
January	1/1/05 - 1/31/05			NA	NA
February	2/1/05 - 2/29/05	998	22.62
March	3/1/05 - 3/31/05	3,054	22.98
April	4/1/05 - 4/30/05
May	5/1/05 - 5/31/05	3,000	22.45
June	6/1/05 - 6/30/05
July	7/1/05 - 7/31/05
August	8/1/05 - 8/31/05	5,422	23.63
September	9/1/05 - 9/30/05
October	10/1/05 - 10/31/05
November	11/1/05 - 11/30/05	539	26.97
December	12/1/05 - 12/31/05

Total1)		13,013	23.26

1)	This table excludes market-making and related hedging purchases by ING Group. The table also (i) excludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group, and (ii) includes share purchases under ING Group’s delta hedging activities in respect of its employee option plans.

PART III.
Item 18. Financial Statements
See pages F-1 to F-165 and the Schedules on F-177 to F-180
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2006, 2005 and 2004 is set forth under IFRS-EU. Information for years prior to 2004 is set forth under Dutch GAAP, which differs in significant respects from IFRS-EU. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented below.

		Year Ended December 31
	2006	2005	2004
Return on equity of the banking operations	19.4%	24.2%	15.8%
Return on equity of ING Group	23.5%	26.6%	22.9%
Dividend pay-out ratio of ING Group	37.0%	35.5%	39.5%
Return on assets	0.6%	0.5%	0.4%
Equity to assets	3.1%	2.6%	3.0%
Net interest margin	1.1%	1.2%	1.4%
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

ASSETS

	Interest-earning assets
		2006			2005			2004
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	17,868	670	3.8	3,654	172	4.7	4,845	113	2.3
foreign	57,616	1,990	3.5	30,023	1,147	3.8	32,959	968	2.9
Loans and advances
domestic	243,306	9,566	3.9	222,459	8,331	3.7	157,457	7,184	4.6
foreign	273,383	13,520	4.9	247,444	11,035	4.5	183,458	7,736	4.2
Interest-earning securities1)
domestic	38,310	1,248	3.3	35,423	1,031	2.9	31,221	616	2.0
foreign	185,411	8,003	4.3	176,247	6,773	3.8	165,173	5,922	3.6
Other interest-earning assets
domestic	1,180	17	1.4	747	16	2.1	527	30	5.7
foreign	3,679	142	3.9	2,524	99	3.9	2,941	158	5.4

Total	820,753	35,156	4.3	718,521	28,604	4.0	578,581	22,727	3.9
Non-interest earning assets	52,824			45,054			22,276

Total assets1)	873,577			763,575			600,857

Percentage of assets applicable to foreign operations		63.6%			63.5%			66.5%
Other interest income:
amortized results investments2)								157
lending commission								96
adjustment for interest on non-performing loans3)								(84)
Interest income on derivatives4)		23,521			19,253			2,223
other		585			485			352

Total interest income		59,262			48,342			25,471

1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

2)	Includes amortization of premiums and discounts and deferred realized gains and losses on sales of investments in debt securities on a straight-line basis over the estimated average remaining life of the portfolio.

3)	Interest on non-performing loans is included when calculating the average yield in this table but excluded from interest income reported in the consolidated profit and loss account.

4)	In 2004, includes amortization of deferred realized gains and losses on off-balance sheet hedging instruments on a straight line basis over the estimated average remaining life of the portfolio and interest accrued on hedging instruments, primarily on interest rate swaps.

LIABILITIES

	Interest-bearing liabilities
		2006			2005			2004
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	48,002	2,145	4.5	33,044	958	2.9	26,131	590	2.3
foreign	38,576	1,419	3.7	46,379	1,419	3.1	50,522	1,111	2.2
Demand deposits5)
domestic	92,488	1,293	1.4	78,030	595	0.8	32,210	176	0.6
foreign	32,533	692	2.1	27,930	502	1.8	26,992	423	1.6
Time deposits5)
domestic	27,983	1,167	4.2	16,764	485	2.9	14,432	371	2.6
foreign	31,160	1,205	3.9	29,976	901	3.0	29,995	727	2.4
Savings deposits5)
domestic	66,845	1,562	2.3	63,157	1,494	2.4	58,277	1,504	2.6
foreign	228,656	7,682	3.4	198,855	6,208	3.1	150,428	4,422	2.9
Short term debt
domestic	4,153	182	4.4	2,815	88	3.1	4,992	102	2.0
foreign	35,786	1,849	5.2	28,203	1,269	4.5	29,879	696	2.3
Long term debt
domestic	14,050	798	5.7	13,971	675	4.8	15,645	670	4.3
foreign	40,291	1,532	3.8	47,443	2,037	4.3	40,394	1,751	4.3
Subordinated liabilities
domestic	18,713	1,023	5.5	16,702	920	5.5	13,061	732	5.6
foreign	2,229	119	5.3	2,605	153	5.9	2,802	160	5.7
Other interest-bearing liabilities
domestic	44,534	1,078	2.4	37,562	775	2.1	18,468	158	0.9
foreign	65,824	2,226	3.4	45,158	1,234	2.7	32,470	971	3.0

Total	791,823	25,972	3.3	688,594	19,713	2.9	546,698	14,564	2.7
Non-interest bearing liabilities	60,021			54,592			36,299

Total Liabilities	851 ,844			743,186			582,997
Group Capital	21,733			20,389			17,860

Total liabilities and capital	873,577			763,575			600,857

Percentage of liabilities applicable to foreign operations		61.1%			62.1%			64.9%
Other interest expense:
interest expenses on derivatives		23,243			18,836			2,078
other		712			631			130

Total interest expense		49,927			39,180			16,772

Total net interest result		9,335			9,162			8,808

5)	These captions do not include deposits from banks.

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

		2006 over 2005		2005 over 2004
		Increase (decrease)		Increase (decrease)
		due to changes in		due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
		(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	669	(171)	498	(28)	87	59
foreign	1,054	(211)	843	(86)	265	179
Loans and advances
domestic	781	454	1,235	2,966	(1,819)	1,147
foreign	1,157	1,328	2,485	2,698	601	3,299
Interest-earning securities
Domestic	84	133	217	83	332	415
foreign	352	878	1,230	397	454	851
Other interest-earning assets
domestic	9	(8)	1	12	(26)	(14)
foreign	46	(3)	43	(22)	(37)	(59)
Interest income
domestic	1,543	408	1,951	3,033	(1 ,426)	1,607
foreign	2,609	1,992	4,601	2,987	1,283	4,270

Total	4,152	2,400	6,552	6,020	(143)	5,877

Other interest income			4,368			16,994

Total interest income			10,920			22,871

		2006 over 2005		2005 over 2004
		Increase (decrease)		Increase (decrease)
		due to changes in		due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	434	753	1,187	156	212	368
foreign	(239)	239	0	(91)	399	308
Demand deposits
domestic	110	588	698	250	169	419
foreign	83	107	190	12	64	79
Time deposits
domestic	324	358	682	60	54	114
foreign	36	268	304	(1)	175	174
Savings deposits
domestic	87	(19)	68	126	(136)	(10)
foreign	930	544	1,474	1,423	363	1,786
Short term debt
domestic	42	52	94	(44)	30	(14)
foreign	341	239	580	(39)	612	573
Long term debt
domestic	4	119	123	(72)	77	5
foreign	(307)	(198)	(505)	306	(20)	286
Subordinated liabilities
domestic	111	(8)	103	204	(16)	188
foreign	(22)	(12)	(34)	(11)	4	(7)
Other interest-bearing liabilities
domestic	144	159	303	164	453	617
foreign	565	427	992	379	(116)	263
Interest expense
domestic	1,256	2,002	3,258	844	843	1,687
foreign	1,387	1,614	3,001	1,981	1,481	3,462

Total	2,643	3,616	6,259	2,825	2,324	5,149

Other interest expense			4,488			17,259

Total interest expense			10,747			22,408

Net interest
domestic	287	(1,594)	(1 ,307)	2,189	(2,269)	(80)
foreign	1,222	378	1,600	1,006	(198)	808

Net interest	1,509	(1,216)	293	3,195	(2,467)	728

Other net interest result			(120)			(265)

Net interest result			173			463

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS
The following table shows the balance sheet value under IFRS-EU of the investments of the Group’s banking operations.

		Year ended December 31
	2006	2005	2004
	(EUR millions)
Debt securities available for sale
Dutch government	6,106	6,052	5,688
German government	8,076	9,664	9,403
Central banks	213	159	180
Belgian government	14,225	15,711	14,829
Other governments	27,959	32,001	27,192
Corporate debt securities
Banks and financial institutions	26,791	29,418	34,530
Other corporate debt securities	9,900	3,815	15,867
U.S. Treasury and other U.S. Government agencies	322	1,424	1,953
Other debt securities	57,941	60,808	53,408

Total debt securities available for sale	151,533	159,052	163,050

Debt securities held to maturity
Dutch government		452
German government	790	792
Central banks
Belgian government
Other governments	564	767
Corporate debt securities
Banks and financial institutions	13,970	14,375
Other corporate debt securities	40	40
U.S. Treasury and other U.S. Government agencies	233	361
Other debt securities	2,063	2,150

Total debt securities held to maturity	17,660	18,937

Shares and convertible debentures	1,898	2,147	546
Land and buildings1)	5,005	3,205	3,398

Total	176,096	183,340	166,994

1)	Including commuted ground rents
Banking investment strategy
ING’s investment strategy for its investment portfolio related to the banking activities is formulated by the Asset and Liability Committee (“ALCO”). The exposures of the investments to market rate movements are managed by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, futures, forwards and purchased option positions such as interest rate caps, floors and collars. See Note 2.2 Risk Management of the Notes to the Consolidated Financial Statements.
The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 19% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value		Book value		Book value
	(EUR	Yield1)	(EUR	Yield1)	(EUR	Yield1)
	millions)%		millions)%		millions)%
Debt securities available for sale
Dutch government	275	5.8	858	5.1	4,973	4.2
German government	190	4.7	2,783	4.7	5,103	4.2
Belgian government	1,802	6.8	7,113	5.3	5,141	4.4
Central banks	83	2.0			130	4.1
Other governments	6,505	4.3	10,024	4.5	10,195	4.1
Banks and financial institutions	4,665	4.0	14,109	3.8	7,367	3.8
Corporate debt securities	843	4.5	3,970	4.3	4,984	4.0
U.S. Treasury and other U.S. Government agencies	196	3.8	124	3.7	1	4.8

Other debt securities	4,699	4.7	14,348	4.6	9,302	5.0

Total debt securities available for sale	19,258	4.6	53,329	4.4	47,196	4.2

	Over 10 years		Total
	Book value		Book value
	(EUR	Yield1)	(EUR
	millions)%		millions)
Debt securities available for sale
Dutch government			6,106
German government			8,076
Belgian government	169	4.8	14,225
Central banks			213
Other governments	1,235	4.4	27,959
Banks and financial institutions	650	4.6	26,791
Corporate debt securities	103	6.5	9,900
U.S. Treasury and other U.S. Government agencies	1	4.7	322

Other debt securities
Total debt securities available for sale	29,592	5.2	57,941

	31,750	5.2	151,533

1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax- equivalents basis.

	1 year or less		Between 1 and 5		Between 5 and 10
			years		years
	Book		Book		Book
	value		value		value
	(EUR	Yield1)	(EUR	Yield 1)	(EUR	Yield1)
	millions)%		millions)%		millions)%
Debt securities held to maturity
Dutch government
German government			249	3.5	541	4.1
Belgian government
Central banks
Other governments			155	4.6	409	4.7
Banks and financial institutions	688	4.4	6,143	4.0	7,039	3.6
Corporate debt securities					40	3.4
U.S. Treasury and other U.S. Government agencies	31	5.0	114	5.2	88	4.4

Other debt securities
Total debt securities held to maturity	85	2.8	1,022	3.6	956	3.8

	804	4.3	7,683	3.9	9,073	3.7

	Over 10 years		Total
	Book value		Book value
	(EUR	Yield1)	(EUR
	millions)%		millions)
Debt securities held to maturity
Dutch government
German government			790
Belgian government
Central banks

Other governments			564
Banks and financial institutions	100	4.5	13,970
Corporate debt securities			40
U.S. Treasury and other U.S. Government agencies			233

Other debt securities
Total debt securities held to maturity			2,063

	100	4.5	17,660

1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.
On December 31, 2006, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2006
	Book value	Market
		value
	(EUR millions)
Dutch government
Belgian government	6,106	6,106
German government	14,225	14,225
	8,866	8,857

LOAN PORTFOLIO
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables. The following table sets forth the gross loans and advances to banks and customers as of December 31, 2006, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31
	2006	2005	2004
		(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	16,450	13,907	7,296
Loans secured by mortgages	120,753	111,257	103,594
Loans to or guaranteed by credit institutions	6,747	4,573	7,323
Other private lending	6,484	9,943	6,420
Other corporate lending	89,999	80,540	35,897

Total domestic offices	240,433	220,220	160,530

By foreign offices:
Loans guaranteed by public authorities	9,503	17,535	17,118
Loans secured by mortgages	87,457	69,855	53,156
Loans to or guaranteed by credit institutions	32,072	23,721	26,471
Other private lending	16,422	15,200	8,474
Other corporate lending	89,547	84,355	88,639

Total foreign offices	235,001	210,666	193,858

Total gross loans and advances to banks and customers	475,434	430,886	354,388

The following table sets forth the gross loans and advances to banks and customers as of December 31, 2003 and 2002 under Dutch GAAP.

	Year ended December 31
	2003	2002
Dutch GAAP	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	6,473	8,013
Loans secured by mortgages	94,125	86,932
Loans to or guaranteed by credit institutions	8,367	7,103
Other private lending	7,009	8,201
Other corporate lending	36,861	42,083

Total domestic offices	152,835	152,332

By foreign offices:
Loans guaranteed by public authorities	16,603	15,750
Loans secured by mortgages	39,604	31,260
Loans to or guaranteed by credit institutions	17,879	23,562
Other private lending	7,813	6,810
Other corporate lending	86,722	82,256

Total foreign offices	168,621	159,638

Total gross loans and advances to banks and customers	321,456	311,970

Maturities and sensitivity of loans to changes in interest rates
The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2006.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	5,482	905	10,063	16,450
Loans secured by mortgages	7,503	13,329	99,921	120,753
Loans guaranteed by credit institutions	3,274	1,668	1,805	6,747
Other private lending	5,291	512	681	6,484
Other corporate lending
Total domestic offices	69,418	9,682	10,899	89,999

	90,968	26,096	123,369	240,433

By foreign offices:
Loans guaranteed by public authorities	4,053	3,126	2,324	9,503
Loans secured by mortgages	8,473	14,840	64,144	87,457
Loans guaranteed by credit institutions	21,534	6,124	4,414	32,072
Other private lending	10,103	2,698	3,621	16,422
Other corporate lending	32,940	29,300	27,307	89,547

Total foreign offices	77,103	56,088	101,810	235,001

Total gross loans and advances to banks and customers	168,071	82,184	225,179	475,434

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2006.

	1 year or less	Over 1 year	Total
		(EUR millions)
Non-interest earning	5,054	770	5,824
Fixed interest rate	58,021	76,500	134,521
Semi-fixed interest rate1)	4,344	125,772	130,116
Variable interest rate	100,652	104,321	204,973

Total	168,071	307,363	475,434

1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”
Loan concentration
The following industry concentrations were in excess of 10% of total loans as of December 31,2006:

Total outstandings
%
Financial institutions	37.0%
Private individuals	31 .3%

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
The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2006, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31
	2006	2005	2004
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	1,317	1,664	577
Foreign	2,426	2,112	510

Total loans past due 90 days and still accruing interest	3,743	3,776	1,087

Non-accrual
Domestic			1,143
Foreign			2,284

Total non-accrual loans			3,427

Total loans past due 90 days and still accruing interest and non-accrual loans	3,743	3,776	4,514

As of December 31, 2006, EUR 3,692 million of the loans past due 90 days and still accruing interest have a loan loss provision. The remaining loans past due 90 days and still accruing interest have also been reviewed for impairment; however, based on our measurement of the impairment, no impairment loss has been determined. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 4,516 million as of December 31, 2006.

The following table sets forth the outstanding balances of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2003 and 2002 under Dutch GAAP.
Dutch GAAP

	Year ended December 31
	2003	2002
	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	830	986
Foreign	819	1,048

Total loans past due 90 days and still accruing interest	1,649	2,034

Non-accrual
Domestic	965	1,093
Foreign	2,599	3,044

Total non-accrual loans	3,564	4,137

Total loans past due 90 days and still accruing interest and non-accrual loans	5,213	6,171

Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.
The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2006, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31
	2006	2005	2004
	(EUR millions)
Troubled debt restructurings
Domestic	163	495	197
Foreign	199	582	651

Total troubled debt restructurings	362	1,077	848

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2003 and 2002 under Dutch GAAP.
Dutch GAAP

	Year ended December 31
	2003	2002
	(EUR millions)
Troubled debt restructurings
Domestic	115	439
Foreign	516	461

Total troubled debt restructurings	631	900

Interest Income on Troubled Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2006 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2006.

	Year ended December 31, 2006
	(EUR millions)
	Domestic	Foreign
	Offices	Offices	Total
Interest income that would have been recognized under the original contractual terms	10	9	19
Interest income recognized in the profit and loss account	4	8	12
Potential Problem Loans
Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 3,314 million as of December 31, 2006. Of this total, EUR 2,530 million relates to domestic loans and EUR 784 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.
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
Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2006, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.
The following tables analyze cross-border outstandings as of the end of December 31, 2006, 2005 and 2004 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended December 31, 2006
		Banks & other
	Government &	financial	Commercial			Cross-border
	official institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	60	29,787	51,344	2,437	83,628	9,840
United States	114	7,241	33,388	4,102	44,845	11,353
France	4,831	12,012	5,658	3,491	25,992	2,776
Germany	6,855	10,233	4,244	1,906	23,238	7,898
Italy	11,819	4,011	5,704	1,118	22,652	1,445
Spain	2,494	7,766	8,194	923	19,377	2,071

	Year ended December 31, 2006
		Banks & other
	Government &	financial	Commercial			Cross-border
	official institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	42	23,954	41,139	1,531	66,666	4,728
United States	538	6,027	32,154	3,192	41,911	12,148
Germany	8,605	12,677	2,744	3,840	27,866	3,445
France	5,398	7,931	4,659	1,391	19,379	5,067
Italy	10,407	3,618	4,589	449	19,063	1,031
Spain	4,946	6,101	5,785	917	17,749	1,592

	Year ended December 31, 2006
		Banks & other
	Government &	financial	Commercial			Cross-border
	official institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	92	19,620	30,391	640	50,743	4,896
Germany	9,641	19,367	3,538	4,721	37,267	5,443
United States	507	3,097	19,462	3,998	27,064	11,266
France	5,245	8,185	3,664	649	17,743	3,095
Spain	3,850	8,595	2,566	1,449	16,460	1,964
Italy	6,753	5,008	2,725	423	14,909	964
Belgium	2,887	2,133	3,015	904	8,939	10,486
On December 31, 2006, Ireland and Belgium had EUR 10,049 million and EUR 9,523 million, respectively, of cross-border outstandings between 0.75% and 1% of total assets. On December 31, 2005, Ireland and Belgium had EUR 11,400 million and EUR 10,201 million, respectively, of cross-border outstandings between 0.75% and 1% of total assets. There were no cross-border outstandings between 0.75% and 1% of total assets, at year-end 2004.
Summary of Loan Loss Experience
For further explanation on loan loss provision we refer to Note 2.1 of Notes to the consolidated financial statements, Loan loss provision
The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of the credit risk assessment which were not considered on an individual basis. The net impact of the application of the IFRS-EU methodology on the loan loss provision of ING Group’s banking operations, including the reclassification from other assets for the provision for interest on impaired loans, was EUR (398) million as of January 1, 2005.
The following table summarizes ING Group’s investments in impaired loans as of December 31, 2006, 2005 and 2004. This table is incorporated by reference into the consolidated financial statements, note 2.4.8(b). In accordance with SFAS 114 Accounting by Creditors for Impairment of a Loan, small balance homogeneous loans such as consumer mortgages and loans and small business loans are excluded from the definition of impaired loans presented below.

	2006	2005	2004
	(EUR millions)
Total gross impaired loans and advances to customers	2,502	3,914	6,181
Total gross impaired loans and advances to customers for which a related allowance exists	2,385	3,700	4,545
Allowance for impaired loans and advances to customers	1,391	2,045	2,671
Average total gross impaired loans and advances to customers	2,467	4,056	6,480
Interest income on impaired loans recognized in the period	152	104	176
Interest income on impaired loans recognized on a cash basis	84	67	96

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2006, 2005 and 2004 under IFRS-EU.

IFRS-EU

	Calendar period
	2006	2005	2004
	(EUR millions)
Balance on January 1	3,313	4,262	4,671
Implementation IAS 32 and IAS 391)		(398)
Change in the composition of the Group	(101)	(4)	(38)
Charge-offs:
Domestic:
Loans guaranteed by public authorities	—	—	(1)
Loans secured by mortgages	(32)	(8)	(3)
Loans to or guaranteed by credit institutions	(11)	(12)	(22)
Other private lending	(108)	(107)	(57)
Other corporate lending	(136)	(164)	(156)
Foreign:
Loans guaranteed by public authorities	—	(9)	(13)
Loans secured by mortgages	(26)	(23)	(31)
Loans to or guaranteed by credit institutions	(5)	(4)	20
Other private lending	(70)	(78)	(57)
Other corporate lending
Total charge-offs	(303)	(437)	(589)

	(691)	(842)	(909)

Recoveries:
Domestic:
Loans guaranteed by public authorities	—	—	—
Loans secured by mortgages	—	—	—
Loans to or guaranteed by credit institutions	4	—	6
Other private lending	11	6	3
Other corporate lending	1	—	—
Foreign:
Loans guaranteed by public authorities	—	—	—
Loans secured by mortgages	—	—	(1)
Loans to or guaranteed by credit institutions	—	—	23
Other private lending	49	39	11
Other corporate lending	21	16	42

Total recoveries	86	61	84

Net charge-offs	(605)	(781)	(825)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	35	234	454

Balance on December 31	2,642	3,313	4,262

Ratio of net charge-offs to average loans and advances to banks and customers	0.12%	0.17%	0.24%

1)	Consists of release of unallocated provision for loan losses of EUR (592) million and reclassification from other assets for provision for interest on impaired loans of EUR 194 million.

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2003 and 2002 under Dutch GAAP.

Dutch GAAP

	Calendar period
	2003	2002
	(EUR millions)
Balance on January 1	4,870	4,474
Change in the composition of the Group	104	93
Charge-offs:
Domestic:
Loans guaranteed by public authorities	—	(1)
Loans secured by mortgages	(1)	(4)
Loans to or guaranteed by credit institutions	(27)	(18)
Other private lending	(65)	(31)
Other corporate lending	(166)	(211)
Foreign:
Loans guaranteed by public authorities	(1)	—
Loans secured by mortgages	(30)	(8)
Loans to or guaranteed by credit institutions	(10)	(3)
Other private lending	(105)	(32)
Other corporate lending	(797)	(530)

Total charge-offs	(1,202)	(838)

Recoveries:
Domestic:
Loans guaranteed by public authorities	—	—
Loans secured by mortgages	—	—
Loans to or guaranteed by credit institutions	7	4
Other private lending	9	2
Other corporate lending	—	3
Foreign:
Loans guaranteed by public authorities	—	—
Loans secured by mortgages	—	2
Loans to or guaranteed by credit institutions	4	—
Other private lending	10	7
Other corporate lending	19	15

Total recoveries	49	33

Net charge-offs	(1,153)	(805)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations), excluding foreign currency exchange	850	1,108

Balance on December 31	4,671	4,870

Ratio of net charge-offs to average loans and advances to banks and customers	0.37%	0.27%
Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2006, 2005 and 2004 under IFRS-EU.

IFRS-EU

	Year ended December 31
	2006		2005		2004
	EUR	%1)	EUR	%1)	EUR	%1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities		3.46	1	3.23	1	2.06
Loans secured by mortgages	96	25.40	93	25.82	198	29.23
Loans to or guaranteed by credit institutions		1.42		1.06		2.07
Other private lending	357	1.36	230	2.31	181	1.81
Other corporate lending	280	18.93	594	18.69	692	10.13

Total domestic	733	50.57	918	51.11	1,072	45.30
Foreign:
Loans guaranteed by public authorities	2	2.00	2	4.07	36	4.83
Loans secured by mortgages	177	18.40	273	16.20	213	15.00
Loans to or guaranteed by credit institutions	6	6.75	13	5.51	23	7.47
Other private lending	408	3.45	408	3.53	344	2.39
Other corporate lending	1,316	18.83	1,699	19.58	2,574	25.01

Total foreign	1,909	49.43	2,395	48.89	3,190	54.70

Total	2,642	100.00	3,313	100.00	4,262	100.00

1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2003 and 2002 under Dutch GAAP.

Dutch GAAP

		Year ended December 31
	2003		2002
	EUR	%1)	EUR	%1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities		2.00	31	2.56
Loans secured by mortgages	164	29.15	120	27.87
Loans to or guaranteed by credit institutions		2.59		2.28
Other private lending	258	2.17	199	2.63
Other corporate lending	728	11.83	649	13.49

Total domestic	1,150	47.75	999	48.83
Foreign:
Loans guaranteed by public authorities	30	5.14	47	5.05
Loans secured by mortgages	238	12.27	73	10.02
Loans to or guaranteed by credit institutions	28	5.54	90	7.55
Other private lending	385	2.42	145	2.18
Other corporate lending	2,840	26.89	3,516	26.37

Total foreign	3,521	52.25	3,871	51.17

Total	4,671	100.00	4,870	100.00

1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS
The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 12.94% to EUR 591,539 million for 2006, compared to 2005. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.
Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets.
Certificates of deposit represent 25% of the category ‘Debt securities’ (15% at the end of 2005). These instruments are issued as part of liquidity management with maturities generally of less than three months.

The following table includes the average deposit balance by category of deposit and the related average rate.

	2006		2005		2004
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Deposits by banks
In domestic offices:
Demand — non-interest bearing	818		2,094		72
— interest bearing	20,543	3.9	5,477	3.1	3,928	2.1
Time	29,774	4.6	28,584	2.9	35,506	2.2
Total domestic offices	51,135		36,155		39,506
In foreign offices:
Demand — non-interest bearing	1,127		1,463		1,998
— interest bearing	17,100	3.4	21,199	3.6	23,307	1.9
Time	51,378	3.6	55,329	3.1	50,764	2.6

Total foreign offices	69,605		77,991		76,069

Total deposits by banks	120,740		114,146		115,575

Customer accounts
In domestic offices:
Demand — non-interest bearing	11,486		11 ,032		11,216
— interest bearing	121,699	1.6	93,705	1.5	49,275	1.8
Savings	32,675	2.8	27,354	3.8	26,220	3.1
Time	25,899	4.8	20,047	3.5	29,501	2.7

Total domestic offices	191,759		152,138		116,212
In foreign offices:
Demand — non-interest bearing	2,607		2,139		1,631
— interest bearing	34,404	2.1	34,402	1.7	34,015	1.4
Savings	209,546	3.3	189,235	3.1	146,358	2.9
Time	48,520	4.6	48,429	3.3	43,027	2.7

Total foreign offices	295,077		274,205		225,031

Total customers accounts	486,836		426,343		341,243

Debt securities
In domestic offices:
Debentures	5,250	4.9	7,300	4.5	12,538	3.7
Certificates of deposit	3,354	4.1	2,307	3.7	3,711	3.2
Other	1,602	4.2	1,237	2.6	3,179	3.1

Total domestic offices	10,206		10,844		19,428
In foreign offices:
Debentures	6,523	5.2	17,090	4.0	14,052	4.7
Certificates of deposit	11,210	5.2	8,707	4.1	12,113	3.1

Other	30,900	4.4	35,466	3.0	26,120	2.5

Total foreign offices	48,633		61,263		52,285

Total debt securities	58,839		72,107		71,713

For the years ended December 31, 2006, 2005 and 2004, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 69,838 million, EUR 46,126 million and EUR 34,801 million, respectively.

On December 31, 2006, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates		other time deposits
	of deposit
	(EUR	%	(EUR	%
	millions)		millions)
3 months or less	956	44.2	50,008	87.0
6 months or less but over 3 months	595	27.5	2,761	4.8
12 months or less but over 6 months	76	3.5	1,902	3.3
Over 12 months	535	24.8	2,837	4.9

Total	2,162	100	57,508	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2006.

(EUR millions)
Time certificates of deposit	14,704
Other time deposits	76,125

Total	90,829

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.
The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-EU

	Year ended December 31
	2006	2005	2004
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	35,682	22,836	15,904
Monthly average balance outstanding during the year	26,416	21,314	15,027
Maximum balance outstanding at any period end during the year	35,682	23,265	16,436
Weighted average interest rate during the year	4.87%	3.86%	2.01%
Weighted average interest rate on balance at the end of the year	3.60%	3.60%	1.90%

Securities sold under repurchase agreements:
Balance at the end of the year	101,239	79,609	62,098
Monthly average balance outstanding during the year	103,951	77,611	46,986
Maximum balance outstanding at any period end during the year	122,619	95,616	62,098
Weighted average interest rate during the year	3.03%	2.38%	1.56%
Weighted average interest rate on balance at the end of the year	3.11%	2.32%	1.18%

Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Articles of Association of ING Groep N.V. (incorporated by reference to Exhibit 1.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated April 25, 2005

Exhibit 2.1	Subordinated Indenture, dated July 18, 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 12, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated September 26, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-k filed on September 23, 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated December 8, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-k filed on December 7, 2005)

Exhibit 4.1	Form of Employment Contract for Members of the Executive Board (English translation) (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No.
1-14642 filed on March 27, 2003)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 10.1	Consent of Ernst & Young Accountants

Exhibit 10.2	Consent of KPMG Accountants

Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Enterprises S.C.C.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxly Act of 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that ING Groep N.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that ING Groep N.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2006 and 2005, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2006 of ING Groep N.V. and our report dated April 13, 2007, expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
April 13, 2007
Ernst & Young Accountants

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ING Groep N.V.
(Registrant)

By:	/s/ C. Maas
Name: Cees Maas
Title: Chief Financial Officer
Date: April 13, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
We have audited the accompanying consolidated balance sheets of ING Groep N.V. as of December 31, 2006 and 2005, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary. In our position we did not audit capital base, as defined in Note 2.1.4 to the consolidated financial statements, constituting 37% in 2006 and 36% in 2005 and net profit constituting 37% in 2006, 45% in 2005 and 31% in 2004 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion insofar as it relates to data included for ING Bank N.V. is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Groep N.V. to US generally accepted accounting principles and the conversion of the financial statements of ING Belgium N.V/S.A. for the year ended December 31, 2004 to International Financial Reporting Standards as adopted by the European Union) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Groep N.V. as of December 31, 2006 and 2005, and the consolidated results of its operations, and it cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
As discussed in section ‘Changes in accounting policies’ on page F-25 in Note 2.1.1 to the consolidated financial statements, ING Groep N.V. changed its accounting for financial instruments and certain insurance contracts effective January 1, 2005.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 2.4 to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ING Groep N.V.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2007 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
April 13, 2007
Ernst & Young Accountants

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

	Amounts in millions of euros
	2006	2005
ASSETS
Cash and balances with central banks1)	14,326	13,084
Amounts due from banks2)	39,868	47,466
Financial assets at fair value through profit and loss*3)
– trading assets	193,977	149,187
– investments for risk of policyholders	110,547	100,961
– non-trading derivatives	6,521	7,766
– designated as at fair value through profit and loss	6,425	10,230
Investments4)
– available-for-sale	293,921	305,707
– held-to-maturity	17,660	18,937
Loans and advances to customers5)	474,437	439,181
Reinsurance contracts17)	6,529	8,285
Investments in associates6)	4,343	3,622
Real estate investments7)	6,974	5,031
Property and equipment8)	6,031	5,757
Intangible assets9)	3,522	3,661
Deferred acquisition costs10)	10,163	9,604
Other assets11)	31,063	30,160

Total assets	1,226,307	1,158,639

EQUITY
Shareholders’ equity (parent)12)	38,266	36,736
Minority interests	2,949	1,689

Total equity	41,215	38,425

LIABILITIES
Preference shares13)	215	296
Subordinated loans14)	6,014	6,096
Debt securities in issue15)	78,133	81,262
Other borrowed funds16)	29,639	32,252
Insurance and investment contracts17)	268,683	263,487
Amounts due to banks18)	120,839	122,234
Customer deposits and other funds on deposit19)	496,680	465,712
Financial liabilities at fair value through profit and loss20)
– trading liabilities	127,975	92,058
– non-trading derivatives	4,934	6,248
– designated as at fair value through profit and loss	13,702	11,562
Other liabilities21)	38,278	39,007

Total liabilities	1,185,092	1,120,214

Total equity and liabilities	1,226,307	1,158,639

References relate to the notes starting on page F-28 which form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2006	2005	2004
Interest income banking operations	59,170	48,176	25,448
Interest expense banking operations	(49,978)	(39,109)	(16,707)

Interest result banking operations35)	9,192	9,067	8,741
Gross premium income36)	46,835	45,758	43,617
Investment income37)	10,907	10,434	10,054
Net gains/losses on disposals of group companies	1	390	337
Gross commission income	6,867	5,845	5,659
Commission expense	(2,551)	(2,098)	(1,880)

Commission income38)	4,316	3,747	3,779
Valuation results on non-trading derivatives39)	89	47
Net trading income40)	1,172	426	888
Share of profit from associates6)	638	541	229
Other income41)	471	710	526

Total income	73,621	71,120	68,171

Gross underwriting expenditure	53,065	54,594	48,925
Investment income for risk of policyholders	(2,702)	(5,074)	(2,309)
Reinsurance recoveries	(2,175)	(2,400)	(1,232)

Underwriting expenditure42)	48,188	47,120	45,384
Addition to loan loss provision5)	103	88	465
Other impairments43)	27	76	22
Staff expenses44)	7,918	7,646	7,667
Other interest expenses45)	1,016	969	1,019
Operating expenses46)	6,429	6,327	5,874

Total expenses	63,681	62,226	60,431

Profit before tax	9,940	8,894	7,740

Taxation47)	1,907	1,379	1,709

Net profit (before minority interests)	8,033	7,515	6,031

Attributable to:
Shareholders of the parent	7,692	7,210	5,755
Minority interests	341	305	276

	8,033	7,515	6,031

	Amounts in millions of euros
	2006	2005	2004
Earnings per ordinary share attributable to shareholders of parent48)	3.57	3.32	2.71
Diluted earnings per ordinary share48)	3.53	3.32	2.71
Dividend per ordinary share49)	1.32	1.18	1.07
References relate to the notes starting on page F-84 which form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2006	2005	2004
Profit before tax	9,940	8,894	7,740
Adjusted for
– depreciation	1,298	1,278	563
– deferred acquisition costs and VOBA	(1,317)	(1,141)	(858)
– increase in provisions for insurance and investment contracts	17,689	21,250	13,244
– addition to loan loss provision	103	88	465
– other	(4,778)	(1,282)	4,467
Taxation paid	(1,739)	(1,398)	(1,163)
Changes in
– amounts due from banks, not available on demand	3,117	(720)	(1,206)
– trading assets	(48,168)	(29,925)	(4,417)
– non-trading derivatives	(179)	2,596
– other financial assets at fair value through profit and loss	3,930	(2,193)	(14)
– loans and advances to customers	(59,800)	(62,709)	(34,737)
– other assets	1,218	(7,551)	336
– amounts due to banks, not payable on demand	1,925	19,405	21,986
– customer deposits and other funds on deposit	47,521	62,089	64,555
– trading liabilities	38,821	13,442
– other financial liabilities at fair value through profit and loss	2,405	8,398
– other liabilities	(2,236)	3,475	4,141

Net cash flow from operating activities	9,750	33,996	75,102

Investments and advances
– group companies	(2,358)	(250)	(2,643)
– associates	(449)	(858)
– available-for-sale investments	(295,086)	(260,769)	(262,293)
– held-to-maturity investments		(1,030)
– real estate investments	(1,588)	(1,156)	(1,169)
– property and equipment	(568)	(540)	(380)
– assets subject to operating leases	(1,164)	(991)	(950)
– investments for risk of policyholders	(44,116)	(41,781)	(34,467)
– other investments	(250)	(164)	(103)
Disposals and redemptions
– group companies	490	703	1,520
– associates	459	1,058
– available-for-sale investments	271,983	218,847	197,070
– held-to-maturity investments	1,343	245
– real estate investments	1,294	1,030	1,123
– property and equipment	292	483	192
– assets subject to operating leases	402	391	388
– investments for risk of policyholders	37,945	34,464	29,382
– other investments	51	13	65

Net cash flow from investing activities52)	(31,320)	(50,305)	(72,265)

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP -
(CONTINUED)
For the years ended December 31,

	Amounts in millions of euros
	2006	2005	2004
Proceeds from issuance of subordinated loans	865	1,901	1,000
Repayments of subordinated loans	(600)	(177)	(410)
Borrowed funds and debt securities53)	20,500	7,842	26
Deposits by reinsurers	(180)	93	309
Issuance of ordinary shares	5	114	1,037
Payments to acquire treasury shares	(1,422)	(303)
Sales of treasury shares	373	55
Dividends paid	(2,716)	(2,461)	(883)

Net cash flow from financing activities	16,825	7,064	1,079

Net cash flow54)	(4,745)	(9,245)	3,916
Cash and cash equivalents at beginning of year	3,335	11,588	7,715
Implementation IAS 32/39		692
Effect of exchange rate changes on cash and cash equivalents	(385)	300	(43)

Cash and cash equivalents at end of year55)	(1,795)	3,335	11,588
References relate to the notes starting on page F-107 which form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
				Total
				share-
				holders’
	Share	Share		equity	Minority	Total
	capital	premium	Reserves	(parent)	interests	equity
Balance as at January 1, 2004	612	8,064	10,664	19,340	3,513	22,853

Unrealized revaluations after taxation			717	717	29	746
Realized gains/losses transferred to profit and loss			(587)	(587)		(587)
Exchange rate differences			(756)	(756)	(103)	(859)

Total amount recognized directly in equity			(626)	(626)	(74)	(700)

Net profit			5,755	5,755	276	6,031

			5,129	5,129	202	5,331
Changes in composition of the group					(234)	(234)
Dividends1)	16	(1,227)	(883)	(2,094)		(2,094)
Purchase/sales of treasury shares	6	1,688		1,694		1,694

Balance as at December 31, 2004	634	8,525	14,910	24,069	3,481	27,550

Implementation IAS 32/39 and IFRS 4	(104)	(191)	4,398	4,103	(1,386)	2,717

Unrealized revaluations after taxation			2,514	2,514	(32)	2,482
Realized gains/losses transferred to profit and loss			(663)	(663)		(663)
Changes in cash flow hedge reserve			764	764		764
Transfer to insurance liabilities/DAC			(89)	(89)	17	(72)
Employee stock option and share plans			63	63		63
Exchange rate differences			1,217	1,217	14	1,231

Total amount recognized directly in equity			3,806	3,806	(1)	3,805

Net profit			7,210	7,210	305	7,515

			11,016	11,016	304	11,320
Changes in composition of the group					(710)	(710)
Dividends2)			(2,461)	(2,461)		(2,461)
Exercise of warrants and options		9		9		9

Balance as at December 31, 2005	530	8,343	27,863	36,736	1,689	38,425

Unrealized revaluations after taxation			(1,096)	(1,096)	(8)	(1,104)
Realized gains/losses transferred to profit and loss			(759)	(759)	(1)	(760)
Changes in cash flow hedge reserve			(696)	(696)		(696)
Transfer to insurance liabilities/DAC			820	820	(3)	817
Employee stock option and share plans			100	100	2	102
Exchange rate differences			(1,335)	(1,335)	(70)	(1,405)

Total amount recognized directly in equity			(2,966)	(2,966)	(80)	(3,046)

Net profit			7,692	7,692	341	8,033

			4,726	4,726	261	4,987

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP — (CONTINUED)
For the years ended December 31,

				Amounts in millions of euros
				Total
				share-
				holders’
	Share	Share		equity	Minority	Total
	capital	premium	Reserves	(parent)	interests	equity
Changes in composition of the group					1,034	1,034
Dividends3)			(2,681)	(2,681)	(35)	(2,716)
Purchase/sale of treasury shares			(520)	(520)		(520)
Exercise of warrants and options		5		5		5

Balance as at December 31, 2006	530	8,348	29,388	38,266	2,949	41,215

1)	2003 final dividend of EUR 0.49 per ordinary share and 2004 interim dividend of EUR 0.49 per ordinary share.

2)	2004 final dividend of EUR 0.58 per ordinary share and 2005 interim dividend of EUR 0.54 per ordinary share.

3)	2005 final dividend of EUR 0.64 per ordinary share and 2006 interim dividend of EUR 0.59 per ordinary share.
In 2006, deferred taxes for the year with regard to unrealized revaluations amounted to EUR 1,339 million (2005: EUR 363 million). For details on deferred tax see Note 21 Other liabilities.
Reserves include Revaluation reserve of EUR 9,453 million (2005: EUR 11,206 million), Currency translation reserve of EUR (473) million (2005: EUR 668 million) and Other reserves of EUR 20,408 million (2005: EUR 15,989 million).
Changes in individual components are presented in Note 12 Shareholders’ equity (parent).
For details on Implementation IAS 32/39 and IFRS 4 refer to section ‘Changes in accounting policies’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in millions of euros, unless stated otherwise
2.1. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.1.1. ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF
ING GROUP
AUTHORIZATION OF ANNUAL ACCOUNTS
The consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended December 31, 2006 were authorized for issue in accordance with a resolution of the Executive Board on March 12, 2007. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands.
BASIS OF PRESENTATION
ING Group applies International Financial Reporting Standards as adopted by the European Union (‘EU’).
Certain amendments to IAS 19 Employee benefits became effective as of January 1, 2006. Also during the year several IFRIC interpretations became effective: IFRIC 4 Determining whether an arrangement contains a lease, IFRIC 8 Scope of IFRS 2 and IFRIC 9 Reassessment of embedded derivatives. None of these recent amendments and interpretations have had a material effect on equity or net profit. Recently issued standards that became effective after January 1, 2007 are not expected to have a material effect on equity or net profit. ING Group has not early adopted any new International Financial Reporting Standard.
International Financial Reporting Standards as adopted by the EU provide several options in accounting policies. ING Group’s accounting policies under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section ‘Principles of valuation and determination of results’ below.
In this document the term ‘IFRS-EU’ is used to refer to International Financial Reporting Standards as adopted by the EU including the decisions ING Group made with regard to the options available under International Financial Reporting Standards as adopted by the EU.
As permitted by IFRS-EU ING Group adopted IAS 32 and 39 and IFRS 4 for the accounting period beginning on January 1, 2005. As a result the profit and loss account for 2004 is not directly comparable. For the accounting policies used in 2004 see section ‘Changes in accounting policies’ at the end of the ‘Accounting policies’ section.
CHANGES IN PRESENTATION
The presentation of, and certain terms used in, the balance sheet, the profit and loss account, cash flow statement, statement of changes in equity and certain notes has been changed in 2006 to provide additional and more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.
Until 2005, health and disability insurance business was included in ‘non-life’, in line with regulatory definitions in the Netherlands. In line with international practice, as of 2006, health and disability insurance business that is similar in nature to life insurance business is presented under ‘life’. The impact of this change is disclosed in Note 17 Insurance, Reinsurance and Investment contracts.
CRITICAL ACCOUNTING POLICIES
ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, the loan loss provision, the determination of the fair values of financial assets and liabilities and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Insurance provisions, Deferred acquisition costs (DAC) and Value of business acquired (VOBA)
The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Specifically, significant assumptions related to these items that could have a material impact on financial results include interest rates, mortality, morbidity, property and casualty claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
In addition, the adequacy of provision for life policies, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and mortality and morbidity trends. The use of different assumptions in this test could lead to a different outcome.
Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependant upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense.
See section ’Risk management’ for a sensitivity analysis of net profit and shareholders’ equity to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.
Loan loss provisions
Loan loss provisions are recognized based on an incurred loss model. Considerable judgement is exercized in determining the extent of the loan loss provision (impairment) and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry and geographical concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.
The identification of impairment and the determination of the recoverable amount are an inherently uncertain process involving various assumptions and factors including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices.
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
Fair values of financial assets and liabilities
Fair values of financial assets and liabilities are determined using quoted market prices. Market prices are obtained from traders, brokers and independent market vendors. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated. Furthermore, additional fair value adjustments may be necessary for liquidity or outdated data because transactions in a particular financial instrument do not take place on a regular basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For certain financial assets and liabilities, including Over-The-Counter (OTC) derivative instruments, no quoted market prices are available. For these financial assets and liabilities fair value is determined using valuation techniques. These valuation techniques consider, among other factors, contractual and market prices, correlations, time value of money, credit, yield curve volatility factors, and/or prepayment rates of the underlying positions. All valuation techniques used are approved by management. In addition, data used in these valuation techniques are validated on a daily basis.
Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for financial assets and liabilities. Valuation techniques involve various assumptions regarding the underlying price, yield curve, correlations and many other factors. The use of different valuation techniques and assumptions could produce materially different estimates of fair value.
Price testing is done to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimise the potential risks for economic losses due to materially incorrect or misused models, which applies to both exchange traded positions as well as OTC positions.
See Note 33 Fair value of financial assets and liabilities for the basis of the determination of the fair values of the financial instruments.
Employee benefits
Group companies operate various defined benefit retirement plans covering a significant number of its domestic and international employees.
The liability recognized in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses, and unrecognized past service costs.
The determination of the defined benefit plan liability is based on internal and external actuarial models and calculations. The defined benefit obligation is calculated using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, health care costs trend rates, consumer price index, and the expected return on plan assets. The assumptions are based on available market data and the historical performance of plan assets, and are updated annually.
The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognized in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets and the excess is then amortized over the employees’ expected average remaining working lives. See Note 21 Other liabilities for the weighted averages of basic actuarial assumptions in connection with pension and other post-retirement benefits.
PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
Consolidation
ING Group (‘the Group’) comprises ING Groep N.V. (‘the Company’), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and each of those entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:
– Ability to appoint or remove the majority of the board of directors;
– Power to govern such policies under statute or agreement; and
– Power over more than half of the voting rights through an agreement with other investors.
A list of principal subsidiaries is included in Note 28 Principal subsidiaries and companies acquired/disposed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. For interests in investment vehicles the existence of control is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
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
ING Group’s interests in jointly controlled entities are accounted for using proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities, and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognizes the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. ING Group does not recognize its share of profits or losses from the joint venture that result from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognized immediately.
Use of estimates and assumptions
The preparation of the consolidated financial statements necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities at the balance sheet date, as well as reported income and expenses for the year. The actual outcome may differ from these estimates.
The process of setting assumptions is subject to internal control procedures and approvals, and takes into account internal and external studies, industry statistics, environmental factors and trends, and regulatory requirements.
Segmental reporting
A business segment is a distinguishable component of the Group engaged in providing products or services that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated. The business lines of the Group are the business segments and the primary segment reporting format. The geographical segments are considered the secondary.
Analysis of insurance business
Where amounts in respect of insurance business are analysed into ‘life’ and ‘non-life’, health and disability insurance business which is similar in nature to life insurance business included in ‘life’.
Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Translation differences on non-monetary items, measured at fair value through profit and loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Translation differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.
Group companies
The results and financial position of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
– Assets and liabilities included in each balance sheet are translated at the closing rate at the date of that balance sheet;
– Income and expenses included in each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
– All resulting exchange rate differences are recognized in a separate component of equity.
On consolidation exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold such exchange rate differences are recognized in the profit and loss account as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Fair values of financial assets and liabilities
The fair values of financial instruments traded in active markets (such as publicly traded derivatives and trading and available-for-sale securities) are based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.
The fair values of financial instruments that are not traded in an active market (for example OTC derivatives) are determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.
Some credit protection contracts that take the legal form of a derivative, such as certain credit default swaps, are accounted for as financial guarantees.
The method of recognizing the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognized asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions together with the methods selected to assess hedge effectiveness. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognized in the profit and loss account.
Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in the profit and loss account, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortized in the profit and loss account over the remaining term of the original hedge or recognized directly when the hedged item is derecognized. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognized in the profit and loss account only when the hedged item is derecognized.
Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Amounts accumulated in equity are recycled to the profit and loss account in the periods in which the hedged item will affect net profit. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.
Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity and the gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.
Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by the Group as part of its risk management strategies but do not qualify for hedge accounting under the Group’s accounting policies are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the profit and loss account.
Financial assets
Recognition of financial assets
All purchases and sales of financial assets classified as fair value through profit and loss, held-to-maturity and available-for-sale that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognized at trade date, which is the date that the Group commits to purchase or sell the asset. Loans and receivables are recognized at settlement date, which is the date the Group receives or delivers the asset.
Derecognition of financial assets
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognizes the financial asset if it no longer has control over the asset. In transfers where control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Financial assets at fair value through profit and loss
Financial assets at fair value through profit and loss comprise two sub-categories: financial assets held for trading and other financial assets designated at fair value through profit and loss by management, including investments for risk of policyholders. A financial asset is classified as at fair value through profit and loss if acquired principally for the purpose of selling in the short term or if so designated by management. Designation by management will only take place if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. Investments for risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities. Transaction costs on initial recognition are expensed as incurred.
Investments
Investments (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale and are initially recognized at fair value plus transaction costs. Investment securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale.
Available-for-sale financial assets
Available-for-sale financial assets are initially recognized at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortized. Interest income is recognized using the effective interest method. Available-for-sale financial assets are measured at fair value. Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated as held-to-maturity assets are initially recognized at fair value plus transaction costs. Subsequently they are carried at amortized cost using the effective interest method less any impairment losses.
Loans and advances to customers
Loans and advances to customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any impairment losses.
Realized gains and losses on investments
Realized gains and losses on investments are determined as the difference between the sale proceeds and (amortized) cost. For equity securities the cost is determined using a weighted average per portfolio. For debt securities the cost is determined by specific identification.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the net amount reported, in the balance sheet when the Group has a legally enforceable right to set off the recognized amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously.
Repurchase transactions and reverse repurchase transactions
Securities sold subject to repurchase agreements (‘repos’) are retained in the consolidated financial statements. The counterparty liability is included in Amounts due to banks, Other borrowed funds or Customer deposits and other funds on deposit, as appropriate.
Securities purchased under agreements to resell (‘reverse repos’) are recorded as Loans and advances to customers or Amounts due from banks, as appropriate. The difference between sale and repurchase price is treated as interest and amortized over the life of the agreement using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loan loss provision
The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:

–	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance or delays repayment of the financial asset;

–	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

–	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

–	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset;

–	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.
The Group does not consider events that may be expected to occur in the future as objective evidence and, consequently, they are not used as a basis for concluding that a financial asset or group of assets is impaired. In determining the impairment, expected future cash flows are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Losses expected as a result of future events, no matter how likely, are not recognized.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and then individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on an asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (‘Loan loss provision’) and the amount of the loss is recognized in the profit and loss account under ‘Addition to loan loss provision’. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a ‘loss confirmation period’ to default probabilities. The loss confirmation period is a concept which recognizes that there is a period of time between the emergence of impairment triggers and the point-in-time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Though the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revized where necessary, through regular back-testing to ensure that they reflect recent experience and current events.
When a loan is uncollectible, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the loan loss provision and are recognized in the profit and loss account.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the provision. The amount of the reversal is recognized in the profit and loss account.
Impairment of other financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in net profit - is removed from equity and recognized in the profit and loss account. Impairment losses recognized on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit and loss, the impairment loss is reversed through the profit and loss account.
Investments in associates
Associates are all entities over which the Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to the following:
– Representation on the board of directors;
– Participation in the policy making process; and
– Interchange of managerial personnel.
Investments in associates are initially recognized at cost and subsequently accounted for using the equity method of accounting.
The Group’s investment in associates (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates’ post-acquisition profits or losses is recognized in the profit and loss account, and its share of post-acquisition changes in reserves is recognized in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
For interests in investment vehicles the existence of significant influence is determined taking into account both the Group’s financial interests for own risk and its role as investment manager.
Real estate investments
Real estate investments are stated at fair value at the balance sheet date. Changes in the carrying amount resulting from revaluations are recorded in the profit and loss account. On disposal the difference between the sale proceeds and book value is recognized in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Fair value of real estate investments is based on regular appraisals by independent qualified valuers. Each year a valuation is made, either by an independent valuer or internally, of every property. Indexation is used when a property is valued internally. The index is based on the results of the independent valuations carried out in that period. Market transactions, and disposals made by the Group, are monitored as part of the procedures to back test the indexation methodology. All properties are valued independently at least every 5 years.
Property and equipment
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognized in net profit are recognized in the profit and loss account. Depreciation is recognized based on the fair value and the estimated useful life (in general 20-50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.
The fair values of land and buildings are based on regular appraisals by independent qualified valuers. Subsequent expenditure is included in the assets carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property under construction
Land and buildings under construction (including real estate investments) are stated at the directly attributable purchase and construction costs incurred up to the balance sheet date plus borrowing costs incurred during construction and the Group’s own development and supervision expenses, where necessary, less impairment losses.
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
Property under development for third parties
Property under development for third parties is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognized using the completed contract method (on completion date of the property).
Property under development where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition).
Equipment
Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over their estimated useful lives, which are generally as follows: for data processing equipment 2 to 5 years, and 4 to 10 years for fixtures and fittings. Expenditures for maintenance and repairs are charged to the profit and loss account as incurred. Expenditure incurred on major improvements is capitalized and depreciated.
Assets under operating leases
Assets leased out under operating leases in which ING is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to the section ‘Leases’.
Disposals
The difference between the proceeds on disposal and net book value is recognized in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
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
The Group as the lessor
When assets are held subject to a finance lease, the present value of the lease payments is recognized as a receivable under Loans and advances to customers or Amounts due from banks. The difference between the gross receivable and the present value of the receivable is unearned lease finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under Assets under operating leases.
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
Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortization and any impairment losses. Amortization is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortization is included in Operating expenses.
Value of business acquired (VOBA)
VOBA is an asset that reflects the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. It represents the difference between the fair value of insurance liabilities and their book value. VOBA is amortized in a similar manner to amortization of deferred acquisition costs as described in the section ‘Deferred acquisition costs’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Other intangible assets
Other intangible assets are capitalized and amortized over their expected economic life, which is generally between three and ten years. Intangible assets with an indefinite life are not amortized.
Deferred acquisition costs
Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance and investment contracts that are deferred and amortized. The deferred costs, all of which vary with (and are primarily related to) the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. DAC is amortized over the life of the underlying contracts.
For traditional life insurance contracts, certain types of flexible life insurance contracts, and non-life contracts, DAC is amortized over the premium payment period in proportion to the premium revenue recognized.
For other types of flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted retrospectively when estimates of current or future gross profits, to be realized from a group of products, are revized. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher amortization of DAC due to the catch-up of amortization in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.
DAC is evaluated for recoverability at issue. Subsequently it is tested on a regular basis together with the provision for life insurance liabilities and VOBA. The test for recoverability is described in the section ‘Insurance, Investment and Reinsurance Contracts’.
For certain products DAC is adjusted for the impact of unrealized results on allocated investments through equity.
Taxation
Income tax on the net profit for the year comprises current and deferred tax. Income tax is recognized in the profit and loss account but it shall be charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity
Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.
Deferred tax assets are recognized where it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognized as an asset where it is probable that future taxable profits will be available against which these losses can be utilized. Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the profit and loss account together with the deferred gain or loss.
Financial liabilities
Preference shares, which carry a mandatory coupon or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities. The dividends on these preference shares are recognized in the profit and loss account as interest expense using the effective interest method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Borrowings are recognized initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds, net of transaction costs, and the redemption value is recognized in the profit and loss account over the period of the borrowings using the effective interest method.
If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of the liability and the consideration paid is included in the profit and loss account.
Financial liabilities at fair value through profit and loss comprise two sub-categories: financial liabilities held for trading, and other financial liabilities designated at fair value through profit and loss by management. Designation by management will only take place if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are initially recognized at fair value and subsequently measured at the higher of the discounted best estimate of the obligation under the guarantee and the amount initially recognized less cumulative amortization to reflect revenue recognition principles.
Insurance, investment and reinsurance contracts
Insurance contracts
Insurance policies which bear significant insurance risk are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims.
Provision for life insurance
The Provision for life insurance is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts. Specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices.
Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy, except in the case of loss recognition.
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
The as yet unamortized interest rate rebates on periodic and single premium contracts are deducted from the Provision for life insurance. Interest rate rebates granted during the year are capitalized and amortized in conformity with the anticipated recovery pattern and are recognized in the profit and loss account.
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
Claims provision
The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported (IBNR) and for future

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques. In addition, ‘IBNR’ reserves are set to recognise the estimated cost of losses that have occurred but which have not yet been notified to the Group.
Deferred profit sharing liability
For insurance contracts with discretionary participation features a deferred profit sharing liability is recorded for the full amount of the unrealized revaluation on allocated investments. Upon realization, the profit sharing on unrealized revaluation is reversed and a deferred profit sharing liability is recorded for the share in realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing liability is reduced with the actual allocation of profit sharing to individual policyholders.
Provisions for life insurance for risk of policyholders
The Provisions for life insurance for risk of policyholder are calculated on the same basis as the Provision for life insurance. For insurance contracts for risk of policyholders the provisions are generally shown at the balance sheet value of the associated investments.
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
Adequacy test
The adequacy of the Provision for life insurance, net of unamortized interest rate rebates, DAC and VOBA, is evaluated regularly by each business unit. The test considers current estimates of all contractual and related cash flows, and future developments. It includes investment income on the same basis as it is included in the profit and loss account.
If, for any business unit, it is determined using a best estimate (50%) confidence level that a shortfall exists, it is immediately recorded in the profit and loss account.
If, for any business unit, the provisions are not adequate using a prudent (90%) confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the provisions over a period no longer than the expected life of the policies. To the extent that there are no offsetting amounts within other Group business units then any shortfall at the 90% confidence level is immediately recorded in the profit and loss account.
If the reserves are determined to be adequate at above the 90% confidence level, no reduction in the provision is recorded.
Investment contracts
Insurance policies without discretionary participation features which do not bear significant insurance risk are presented as Investment contracts. Provisions for liabilities under investment contracts are determined either at amortized cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.
Other liabilities
Employee benefits - pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compenzation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
assets, together with adjustments for unrecognized actuarial gains and losses, and unrecognized past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.
The expected value of the assets is calculated using the expected rate of return on plan assets. Differences between the expected return and the actual return on these plan assets and actuarial changes in the deferred benefit obligation are not recognized in the profit and loss account, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is charged or credited to the profit and loss account over employees’ remaining working lives. The corridor was reset to nil at the date of transition to IFRS-EU.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as staff expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
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
Other provisions
A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, however the timing or the amount is uncertain. Provisions are discounted when the effect of the time value of money is material using a pre-tax discount rate. The determination of provisions is an inherently uncertain process involving estimates regarding amounts and timing of cash flows.
Reorganization provisions include employee termination benefits when the Group is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.
Income recognition
Gross premium income
Premiums from life insurance policies are recognized as revenue when due from the policyholder. For non-life insurance policies, gross premium income is recognized on a pro-rata basis over the term of the related policy coverage. Receipts under investment contracts are not recognized as gross premium income.
Interest
Interest income and expense are recognized in the profit and loss account using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment. All interest income and expenses from trading positions and non-trading derivatives are classified as interest income and interest expenses in the profit and loss account. Changes in the ‘clean fair value’ are included in Valuation results on non-trading derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Fees and commissions
Fees and commissions are generally recognized as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate as the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognized on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognized based on the applicable service contracts as the service is provided. Asset management fees related to investment funds and investment contract fees are recognized on a pro-rata basis over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Fees received and paid between banks for payment services are classified as commission income and expenses.
Lease income
The proceeds from leasing out assets under operating leases are recognized on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING is the lessor are divided into an interest component (recognized as interest income) and a repayment component.
Expense recognition
Expenses are recognized in the profit and loss account as incurred or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably.
Share-based payments
Share-based payment expenses are recognized as the employees provide the service. A corresponding increase in equity is recognized if the services are received in an equity-settled share-based payment transaction. A liability is recognized if the services are acquired in a cash-settled share-based payment transaction. The cost of acquiring the services is expensed as a staff expense. ING Group generally provides equity-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions is measured at the grant date and the fair value of cash-settled share-based payment transactions is measured at each balance sheet date.
Earnings per ordinary share
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:
– Own shares held by group companies are deducted from the total number of ordinary shares in issue;
– The computation is based on daily averages;
– In case of exercized warrants, the day of exercise is taken into consideration.
Diluted earnings per share data are computed as if the stock options and warrants outstanding at year-end were exercized at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received for stock options and warrants exercized to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise of warrants and stock options is added to the average number of shares used for the calculation of diluted earnings per share.
Share options with fixed or determinable terms are treated as options in the calculation of diluted earnings per share, even though they may be contingent on vesting. They are treated as outstanding on the grant date. Performance-based employee share options are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions in addition to the passage of time.
Fiduciary activities
The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in accounting policies
ING Group applies IFRS as adopted by the EU as of 2005. The 2004 comparatives have been restated to comply with IFRS-EU. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information for 2004 with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting policies (Dutch GAAP).
The key differences between the former accounting policies under Dutch GAAP and IFRS-EU as applied as from January 1, 2005 for financial instruments and insurance contracts and their transitional impact on equity as at January 1, 2005 are summarized below.
Impact of IAS 32/39 and IFRS 4:

Available-for-sale debt securities	9,922
Insurance provisions	(3,126)
Derivatives/hedge accounting/fair value option	(977)
Loans and advances to customers	465
Loan loss provisions	623
Venture capital investments	90
Other	(35)
Taxation	(2,460)
Classification of equity instruments — shareholders’ equity	(399)

IFRS-EU impact on net profit and shareholders’ equity	4,103

Classification of equity instruments — minority interests	(1,442)
Minority interests in equity	56

Total impact	2,717

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
Insurance provisions
Under IFRS-EU contracts that do not contain significant insurance risk are presented as investment contracts and measured either at amortized cost or at fair value.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
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
Fair value option
As an alternative to hedge accounting under IFRS-EU, financial assets and liabilities may be designated at fair value through profit and loss, which results in these being presented at fair value, with all changes in fair value recognized directly in the profit and loss account. Furthermore, the fair value option is applied to certain financial liabilities that are subject to market-making activities.
Loans and advances to customers
Under both Dutch GAAP and IFRS-EU loans are measured at amortized cost. Under IFRS-EU, certain fees/costs are capitalized and amortized whilst under Dutch GAAP they were expensed immediately (e.g. mortgage broker fees). The amortization of premiums, discounts and fees under IFRS-EU is based on effective yield whereas under Dutch GAAP these were amortized on a straight-line basis. Under IFRS-EU, realized results are reported in net profit. Under Dutch GAAP these were amortized over the remaining term (e.g. certain prepayment penalties on mortgages).
Loan loss provisions
Under IFRS-EU loan loss provisions are determined under a revized methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgemental aspects of credit risk assessment which were not considered on an individual basis.
Venture capital investments
Under Dutch GAAP, venture capital investments were reported at the lower of cost or fair value. Under IFRS-EU, venture capital investments are reported at fair value.
Equity securities
Under Dutch GAAP, negative revaluations on equity securities were only charged to the profit and loss account as an impairment when triggered by the financial condition of the issuer. Under IFRS-EU, an impairment is also triggered by a significant or prolonged decline of the market value below cost. This did not affect Group equity at the date of transition to IFRS-EU.
Classification of equity instruments
Under Dutch GAAP, preference shares and trust preferred securities were classified as equity in accordance with their legal form. Under IFRS-EU, the terms and conditions of ING Group’s preference shares and trust preferred securities require them to be classified as liabilities.
Taxation
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between Dutch GAAP and IFRS-EU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.2. ACCOUNTING POLICIES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
The cash flow statement has been drawn up in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the profit before tax is adjusted for those items in the profit and loss account, and changes in balance sheet items, which do not result in actual cash flows during the year.
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
The net cash flow shown in respect of Loans and advances to customers only relates to transactions involving actual payments or receipts. The Addition to loan loss provision which is deducted from the item Loans and advances to customers in the balance sheet has been adjusted accordingly for the profit before tax and is shown separately in the cash flow statement.
The difference between the net cash flow in accordance with the cash flow statement and the change in Cash and cash equivalents in the balance sheet is due to exchange rate differences and is separately accounted for as part of the reconciliation of the net cash flow and the balance sheet change in Cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.3. NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
ASSETS
1 CASH AND BALANCES WITH CENTRAL BANKS

	2006	2005
Amounts held at central banks	10,511	9,479
Cash and bank balances	3,563	3,498
Short term deposits insurance operations	252	107

	14,326	13,084

2 AMOUNTS DUE FROM BANKS

	Netherlands		International			Total
	2006	2005	2006	2005	2006	2005
Loans and advances to banks	4,660	2,805	31,751	24,072	36,411	26,877
Cash advances, overdrafts and other balances	285	2,174	3,176	18,422	3,461	20,596

	4,945	4,979	34,927	42,494	39,872	47,473

Loan loss provision			(4)	(7)	(4)	(7)

	4,945	4,979	34,923	42,487	39,868	47,466

Amounts due from banks, at December 31, 2006, included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 2,249 million (2005: EUR 7,738 million).
As at December 31, 2006, the non-subordinated receivables amounted to EUR 39,774 million (2005: EUR 47,406 million), the subordinated receivables amounted to EUR 94 million (2005: EUR 60 million), and assets held under finance lease contracts amounted to EUR 277 million (2005: EUR 225 million).
No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.
3 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	2006	2005
Trading assets	193,977	149,187
Investments for risk of policyholders	110,547	100,961
Non-trading derivatives	6,521	7,766
Designated as at fair value through profit and loss	6,425	10,230

	317,470	268,144

The majority of financial assets included in Designated as at fair value through profit and loss above are debt securities. For the financial year 2006, the changes in fair value of loans designated as at fair value through profit and loss attributable to changes in credit risk of the borrower were insignificant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Trading assets by type:

	2006	2005
Equity securities	14,717	10,107
Debt securities	38,287	38,299
Derivatives	22,514	20,254
Loans and receivables	118,459	80,527

	193,977	149,187

As at December 31, 2006, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 13 million (2005: nil) and nil (2005: nil), respectively. As at December 31, 2006, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 42 million (2005: EUR 67 million) and EUR 4,303 million (2005: EUR 1,653 million), respectively.
Investments for risk of policyholders by type:

	2006	2005
Equity securities	87,213	79,290
Debt securities	7,241	7,140
Other investments	16,093	14,531

	110,547	100,961

The cost of investments for risk of policyholders as at December 31, 2006 was EUR 98,863 million (2005: EUR 88,748 million).
Investments in investment funds (with underlying investments in debt, equity securities and real estate and derivatives) are included under equity securities.
Non-trading derivatives:

	2006	2005
Derivatives used in:
— cash flow hedges	3,617	3,729
— fair value hedges	1,080	1,178
— hedges of net investments in foreign operations	3	32
Other non-trading derivatives	1,821	2,827

	6,521	7,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
4 INVESTMENTS

	2006	2005
Available-for-sale
— equity securities	18,225	16,466
— debt securities	275,696	289,241

	293,921	305,707

Held-to-maturity
— debt securities	17,660	18,937

	17,660	18,937

	311,581	324,644

The fair value of the securities classified as held-to-maturity amounts to EUR 17,494 million at December 31, 2006 (2005: EUR 19,466 million).
Changes in investments — available-for-sale and held-to-maturity:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity			Total
	2006	2005	2006	2005	2006	2005	2006	2005
Opening balance	16,466	11,449	289,241	264,882	18,937		324,644	276,331
Implementation IAS 32/39		928		(25,716)		14,059		(10,729)
Additions	6,395	9,015	281,452	251,027		1,030	287,847	261,072
Transfers	(294)	233	(249)	(4,817)	110	4,010	(433)	(574)
Changes in the composition of the group	(26)	(380)	(9,653)	(1,458)			(9,679)	(1,838)
Change in unrealized revaluations	1,956	3,097	(5,486)	(630)			(3,530)	2,467
Impairments and reversals	(42)	(91)	36	34			(6)	(57)
Disposals and redemptions	(5,782)	(8,390)	(266,200)	(210,629)	(1,342)	(245)	(273,324)	(219,264)
Exchange rate differences	(448)	605	(13,445)	16,548	(45)	83	(13,938)	17,236

Closing balance	18,225	16,466	275,696	289,241	17,660	18,937	311,581	324,644

Available-for-sale equity securities by insurance and banking operations:

		Listed		Unlisted		Total
	2006	2005	2006	2005	2006	2005
Insurance operations	14,376	12,311	1,951	2,008	16,327	14,319
Banking operations	1,093	1,238	805	909	1,898	2,147

	15,469	13,549	2,756	2,917	18,225	16,466

Debt securities by insurance and banking operations:

	Available-for-sale		Held-to-maturity			Total
	2006	2005	2006	2005	2006	2005
Insurance operations	124,163	130,189			124,163	130,189
Banking operations	151,533	159,052	17,660	18,937	169,193	177,989

	275,696	289,241	17,660	18,937	293,356	308,178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Revaluation of available-for-sale equity securities:

	2006	2005
Cost	12,067	11,422
Revaluation — gross unrealized gains	6,257	5,134
— gross unrealized losses	99	90

	18,225	16,466

Revaluation of available-for-sale debt securities:

	2006	2005
Cost	272,699	280,649
Revaluation — gross unrealized gains	5,361	10,401
— gross unrealized losses	2,364	1,809

	275,696	289,241

As at December 31, 2006, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 20 million (2005: nil) and nil (2005: EUR 3 million), respectively, and debt securities which were lent or sold in repurchase transactions amounting to EUR 2,119 million (2005: EUR 708 million) and EUR 37,804 million (2005: EUR 37,181 million), respectively.
Borrowed equity securities and convertible bonds are not recognized in the balance sheet and amounted to nil as at December 31, 2006 (2005: nil).
Borrowed debt securities are not recognized in the balance sheet and amounted to EUR 460 million as at December 31, 2006 (2005: EUR 3,295 million).
Investments in connection with the insurance operations with a combined carrying value of EUR 43 million (2005: EUR 3 million) were non-income-producing for the year ended December 31, 2006.
5 LOANS AND ADVANCES TO CUSTOMERS

	2006	2005
Insurance operations	37,606	38,467
Banking operations	440,375	404,511

	477,981	442,978
Eliminations	3,544	3,797

	474,437	439,181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loans and advances to customers by type — insurance operations:

	Netherlands		International			Total
	2006	2005	2006	2005	2006	2005
Policy loans	55	55	3,511	3,481	3,566	3,536
Loans secured by mortgages	18,335	17,438	9,539	10,638	27,874	28,076
Personal loans	3,736	3,836	913	2,125	4,649	5,961
Other	507	836	1,047	105	1,554	941

	22,633	22,165	15,010	16,349	37,643	38,514

Loan loss provision	(12)	(16)	(25)	(31)	(37)	(47)

	22,621	22,149	14,985	16,318	37,606	38,467

Loans and advances to customers by type — banking operations:

	Netherlands		International			Total
	2006	2005	2006	2005	2006	2005
Loans to, or guaranteed by, public authorities	16,450	13,907	9,503	17,535	25,953	31,442
Loans secured by mortgages	120,753	111,257	87,458	69,855	208,211	181,112
Loans guaranteed by credit institutions	2,088	1,448	320	378	2,408	1,826
Other personal lending	6,484	9,942	16,422	15,200	22,906	25,142
Other corporate loans	93,988	81,946	89,547	86,349	183,535	168,295

	239,763	218,500	203,250	189,317	443,013	407,817

Loan loss provision	(733)	(916)	(1,905)	(2,390)	(2,638)	(3,306)

	239,030	217,584	201,345	186,927	440,375	404,511

Loans and advances to customers analysed by subordination — banking operations:

	2006	2005
Non-subordinated	439,850	402,747
Subordinated	525	1,764

	440,375	404,511

As at December 31, 2006, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 1,554 million (2005: EUR 6,684 million).
No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loans and advances to customers and Amounts due from banks include finance lease receivables, analysed as follows:
Finance lease receivables:

	2006	2005
Maturities of gross investment in finance lease receivables
— within 1 year	4,641	4,230
— more than 1 year but less than 5 years	8,061	7,355
— more than 5 years	3,346	2,654

	16,048	14,239

Unearned future finance income on finance leases	(2,684)	(2,022)

Net investment in finance leases	13,364	12,217

Maturities of net investment in finance lease receivables
— within 1 year	3,943	3,727
— more than 1 year but less than 5 years	6,813	6,163
— more than 5 years	2,608	2,327

	13,364	12,217

Included in Amounts due from banks	277	225
Included in Loans and advances to customers	13,087	11,992

	13,364	12,217

The allowance for uncollectible finance lease receivables included in the loan loss provision amounted to EUR 47 million at December 31, 2006 (2005: EUR 45 million).
No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.
Loan loss provision analysed by type — banking operations:

	Netherlands		International			Total
	2006	2005	2006	2005	2006	2005
Loans secured by public authorities		1	2	2	2	3
Loans secured by mortgages	96	93	177	273	273	366
Loans guaranteed by credit institutions			6	13	6	13
Other personal lending	357	230	408	408	765	638
Other corporate loans	280	592	1,316	1,701	1,596	2,293

	733	916	1,909	2,397	2,642	3,313

Changes in loan loss provision — banking operations:

	2006	2005
Opening balance	3,313	4,456
Implementation IAS 32/39		(592)
Changes in the composition of the group	(101)	(4)
Write-offs	(691)	(842)
Recoveries	86	61
Increase in loan loss provision	103	88
Exchange rate differences	(67)	115
Other changes	(1)	31

Closing balance	2,642	3,313

The closing balance is included in
— amounts due from banks	4	7
— loans and advances to customers	2,638	3,306

	2,642	3,313

6 INVESTMENTS IN ASSOCIATES

2006	Interest	Fair value	Balance	Total	Total	Total	Total
	held (%)	of listed	sheet	assets	liabilities	income	expenses
		investment	value
Vesteda	25		810	4,610	1,371	362	51
Lionbrook Property Partnership	30		355	1,276	106	214	20
ING Winkels Basisfonds	25		311	1,326	80	212	9
ING Woningen Basisfonds	25		227	990	84	93	8
Property Fund Iberica	30		186	1,792	1,160	319	175
Lion Properties Fund	5		144	3,904	1,049	567	155
Lion Industrial Fund	10		142	2,495	1,080	327	100
ING PF Brittanica	20		115	1,093	522	162	59
ING Industrial Fund Australia	12	157	165	1,685	617	250	53
ING Global Fund	10		56	600	40	179	4
Gables RE Trust — Permanent/Bridge equity	6		45	1,646	805	279	147
ING Retail Property Fund Australia	29		124	744	321	66	21
Q-Park N.V.	19		166	1,995	1,120	95	86
B.V. Petroleum Maatschappij ‘Moeara Enim’	33		141	2,901	2,475	52	6
ING Korea Property Investments	15		32	458	248	30	31
ING Vastgoed Winkels C.V.	10		80	803	4	146	11
ING Office Fund Australia	6	62	60	1,548	627	272	69
ING Logistic Property C.V.	25		74	552	255	90	29
ING Convent Garden	32		59	318	130	76	9
Retail Property Fund France Belgium (RPFFB)	15		63	1,096	678	142	60
ING Vastgoed Woningen C.V.	10		54	541		71	9
Other investments in associates			934

			4,343

Accumulated impairments have been recognized of EUR 4 million (2005: EUR 4 million).
For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING’s financial interest for own risk and its role as investment manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

2005		Fair value	Balance
	Interest	of listed	sheet	Total	Total	Total	Total
	held (%)	investment	value	assets	liabilities	income	expenses
Vesteda	25		731	4,333	1,409	390	121
Lionbrook Property Partnership	33		308	988	62	42	14
ING Winkels Basisfonds	25		275	1,177	75	134	12
ING Woningen Basisfonds	25		205	925	54	144	45
Property Fund Iberica	30		165	1,472	911	241	152
Lion Properties Fund	8		147	2,427	590	245	48
Lion Industrial Fund	12		144	2,583	1,231	281	98
ING PF Brittanica	33		135	768	361	48	28
ING Industrial Fund Australia	13	152	133	1,192	349	119	24
Gables RE Trust — Permanent/Bridge equity	18		131	2,539	1,750	190	51
ING Retail Property Fund Australia	30		122	724	312	50	22
Q-Park N.V.	19		105	1,277	721	32	29
ING Korea Property Investments	51		89	368	223	23	6
ING Vastgoed Winkels C.V.	10		72	727	8	107	15
ING Office Fund Australia	7	62	61	1,300	538	115	28
ING Logistic Property C.V.	25		62	477	230	48	23
ING Convent Garden	44		53	247	125	12	4
Retail Property Fund France Belgium (RPFFB)	15		52	863	520	101	48
ING Vastgoed Woningen C.V.	10		51	515		95	35
Other investments in associates			581

			3,622

Changes in investments in associates:

	2006	2005
Opening balance	3,622	2,663
Additions	449	776
Changes in the composition of the group	108	(452)
Transfers to and from Investments	241	964
Revaluations	41	125
Share of results	638	541
Dividends received	(174)	(170)
Disposals	(511)	(923)
Impairments	(3)
Exchange rate differences	(68)	98

Closing balance	4,343	3,622

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
7 REAL ESTATE INVESTMENTS
Changes in real estate investments:

	2006	2005
Opening balance	5,031	7,151
Additions	1,588	1,156
Changes in the composition of the group	1,497	(2,619)
Transfers to and from Property in own use	44	(2)
Fair value gains/(losses)	175	171
Disposals	(1,293)	(879)
Exchange rate differences	(68)	53

Closing balance	6,974	5,031

Real estate investments by insurance and banking operations:

	2006	2005
Insurance operations	3,310	3,310
Banking operations	3,664	1,721

	6,974	5,031

The total amount of rental income recognized in the profit and loss account for the year ended December 31, 2006 was EUR 434 million (2005: EUR 372 million). The total amount of contingent rent recognized in the profit and loss account for the year ended December 31, 2006 was EUR 14 million (2005: EUR 6 million).
The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that generated rental income for the year ended December 31, 2006 was EUR 168 million (2005: EUR 105 million). The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that did not generate rental income for the year ended December 31, 2006 was EUR 32 million (2005: EUR 38 million).
Appraisal of real estate investments during the last five years by professionally qualified valuers (in percentages):
year of appraisal

2006	91
2005	7
2004	1
2003	1
2002	0

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
8 PROPERTY AND EQUIPMENT
Property and equipment by type:

	2006	2005
Property in own use	2,034	2,271
Equipment	1,312	1,316
Assets under operating leases	2,685	2,170

	6,031	5,757

Property in own use by insurance and banking operations:

	2006	2005
Insurance operations	694	788
Banking operations	1,340	1,483

	2,034	2,271

Changes in property in own use:

	2006	2005
Opening balance	2,271	2,409
Additions	68	73
Changes in the composition of the group	(14)	3
Transfers to and from real estate investments	(44)	2
Transfers to and from other assets	(4)	(25)
Depreciation	(64)	(68)
Revaluations	76	216
Impairments		(13)
Reversal of impairments	4	27
Disposals	(221)	(421)
Exchange rate differences	(38)	62
Other changes		6

Closing balance	2,034	2,271

Gross carrying amount as at December 31	2,883	3,095
Accumulated depreciation as at December 31	(669)	(635)
Accumulated impairments as at December 31	(180)	(189)

Net book value	2,034	2,271

Revaluation surplus
Opening balance	612	361
Revaluation in year	82	251
Released in year	(1)

Closing balance	693	612

Cost less accumulated depreciation is EUR 1,341 million (2005: EUR 1,659 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Appraisal of property in own use during the last five years by professionally qualified valuers (in percentages):
year of appraisal

2006	39
2005	30
2004	11
2003	9
2002	11

100

Changes in equipment:

			Fixtures and
	Data processing		fittings and other
	equipment		equipment			Total
	2006	2005	2006	2005	2006	2005
Opening balance	314	333	1,002	940	1,316	1,273
Additions	157	183	343	297	500	480
Changes in the composition of the group	(7)	(8)	(1)	(12)	(8)	(20)
Disposals	(9)	(8)	(63)	(41)	(72)	(49)
Depreciation	(177)	(198)	(222)	(223)	(399)	(421)
Impairments			(1)		(1)
Exchange rate differences	(6)	12	(26)	41	(32)	53
Other changes	11		(3)		8

Closing balance	283	314	1,029	1,002	1,312	1,316

Gross carrying amount as at December 31	1,499	1,454	2,729	2,523	4,228	3,977
Accumulated depreciation as at December 31	(1,216)	(1,140)	(1,699)	(1,521)	(2,915)	(2,661)
Accumulated impairments as at December 31			(1)		(1)

Net book value	283	314	1,029	1,002	1,312	1,316

Changes in assets under operating leases:

			Other leased-out
	Cars		assets			Total
	2006	2005	2006	2005	2006	2005
Opening balance	2,116	2,060	54	41	2,170	2,101
Additions	1,146	990	18		1,164	990
Changes to the composition of the group	417	3	(46)	22	371	25
Disposals	(400)	(392)	(2)		(402)	(392)
Depreciation	(617)	(549)	(10)	(9)	(627)	(558)
Exchange rate differences	9	4			9	4

Closing balance	2,671	2,116	14	54	2,685	2,170

Gross carrying amount as at December 31	3,938	3,070	39	98	3,977	3,168
Accumulated depreciation as at December 31	(1,267)	(954)	(25)	(44)	(1,292)	(998)

Net book value	2,671	2,116	14	54	2,685	2,170

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Depreciation of assets under operating leases is included in the profit and loss account in other income as a deduction from operating lease income.
No individual operating lease has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.
The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non-cancellable operating leases are as follows:
Future minimum lease payments by maturity:

	2006	2005
Within 1 year	926	664
More than 1 year but less than 5 years	1,754	1,505
More than 5 years	5	1

	2,685	2,170

9 INTANGIBLE ASSETS
Changes in intangible assets:

		Value of
		business
		acquired	Goodwill		Software			Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Opening balance	2,986		173	139	408	423	94	32	3,661	594
Transfer from deferred acquisition costs		2,693								2,693
Additions/Capitalized	107	101	169	70	194	212	59	15	529	398
Amortization	(175)	(241)			(200)	(215)	(8)	(5)	(383)	(461)
Impairments					(10)	(20)		(1)	(10)	(21)
Effect of unrealized revaluations in equity	18	157							18	157
Changes in the composition of the group	(5)	63	(21)	(60)	(6)	(5)	61	45	29	43
Exchange rate differences	(290)	213	(10)	24	(9)	13	(7)	8	(316)	258
Disposal of portfolios			(6)						(6)

Closing balance	2,641	2,986	305	173	377	408	199	94	3,522	3,661

Gross carrying amount as at December 31	3,057	3,227	305	173	1,049	871	224	111	4,635	4,382
Accumulated amortization as at December 31	(416)	(241)			(657)	(457)	(25)	(17)	(1,098)	(715)
Accumulated impairments as at December 31					(15)	(6)			(15)	(6)

Net book value	2,641	2,986	305	173	377	408	199	94	3,522	3,661

Amortization of software and other intangible assets is included in the profit and loss account in Operating expenses. Amortization of VOBA is included in Underwriting expenditure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
10 DEFERRED ACQUISITION COSTS
Changes in deferred acquisition costs:

	Investment
	contracts		Life insurance Non-life insurance					Total
	2006	2005	2006	2005	2006	2005	2006	2005
Opening balance	71		9,043	9,999	490	429	9,604	10,428
Implementation IFRS 4		110		(742)				(632)
Capitalized	25	23	2,544	2,422	259	311	2,828	2,756
Amortization	(11)	(10)	(1,178)	(1,150)	(255)	(315)	(1,444)	(1,475)
Unlocking			(11)	4			(11)	4
Effect of unrealized revaluations in equity			43	239			43	239
Transfer to VOBA		(119)		(2,574)				(2,693)
Changes in the composition of the group				(138)		(2)		(140)
Exchange rate differences	(2)	10	(812)	1,062	(43)	67	(857)	1,139
Disposal of portfolios		57	16	(79)	(16)			(22)

Closing balance	83	71	9,645	9,043	435	490	10,163	9,604

For flexible life insurance contracts the growth rate assumption used for calculating the amortization of the deferred acquisition costs for 2006 is 7.6% and gross 6.1% net of investment management fees (2005: 7.9% gross and 6.9% net of investment fees).
11 OTHER ASSETS
Other assets by type:

	2006	2005
Reinsurance and insurance receivables	4,105	3,144
Deferred tax assets	1,872	2,118
Property held for sale	2,243	1,891
Property under development for third parties	96	71
Income tax receivable	1,222	580
Accrued interest and rents	14,535	13,776
Other accrued assets	1,167	1,112
Pension assets	251
Other receivables	5,572	7,468

	31,063	30,160

Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 Other liabilities.
The total amount of borrowing costs relating to Property under development for third parties, capitalized in 2006 is EUR 2 million (2005: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Reinsurance and insurance receivables:

	2006	2005
Receivables on account of direct insurance from
– policyholders	2,390	2,212
– intermediaries	239	213
Reinsurance receivables	1,476	719

	4,105	3,144

Property held for sale:

	2006	2005
Property held for sale	367	482
Other:
– property obtained from foreclosures	58	50
– property developed for sale	1,818	1,359

	2,243	1,891

Gross carrying amount as at December 31	2,328	1,960
Accumulated impairments as at December 31	(85)	(69)

Net book value	2,243	1,891

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
EQUITY
12 SHAREHOLDERS’ EQUITY (PARENT)

	2006	2005	2004
Share capital	530	530	634
Share premium	8,348	8,343	8,525
Revaluation reserve	9,453	11,206	1,257
Currency translation reserve	(473)	668	(184)
Other reserves	20,408	15,989	13,837

Shareholders’ equity (parent)	38,266	36,736	24,069

The Revaluation reserve, Share of associates reserve (included in Other reserves) and Currency translation reserve cannot be freely distributed.
As at December 31, 2006 Other reserves included an amount of EUR 566 million (2005: EUR 583 million) related to the former Stichting Regio Bank that cannot be freely distributed. The decrease reflects the loss for the year.
Share capital:

	Ordinary shares (par value EUR 0.24)
	Number X1,000		Amount
	2006	2005	2006	2005
Authorized share capital	3,000,000	3,000,000	720	720
Unissued share capital	794,907	795,066	190	190

Issued share capital	2,205,093	2,204,934	530	530

Changes in issued share capital:

	Ordinary shares
	(par value EUR 0.24)
	Number
	X1,000	Amount
Issued share capital as at January 1, 2004	2,115,901	508
From 2003 final stockdividend	31,731	8
From 2004 interim stockdividend	31,699	8
Issue of shares	25,389	6

Issued share capital as at December 31, 2004	2,204,720	530

Issue of shares	214

Issued share capital as at December 31, 2005	2,204,934	530

Issue of shares	96
Exercise of B warrants	63

Issued share capital as at December 31, 2006	2,205,093	530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Ordinary shares
All shares are in registered form. No share certificates have been issued. Shares may be transferred by means of a deed of transfer, subject to the approval of the Executive Board of ING Group. The par value of ordinary shares is EUR 0.24. The authorized ordinary share capital of ING Group consists of 3,000 million shares, of which as at December 31, 2006 2,205 million have been issued and fully paid.
Depository receipts for ordinary shares and preference shares
More than 99% of the ordinary shares and preference shares issued by ING Group N.V. are held by the Stichting ING Aandelen (Trust Office ING Shares). In exchange for these shares, the Trust Office has issued depository receipts in bearer form for ordinary shares and for preference shares, respectively. The depository receipts are listed on various stock exchanges. Depository receipts can be exchanged for (non-listed) shares of the relevant category without any restriction.
The holder of a depository receipt is entitled to receive from the Trust Office payment of dividends and distributions corresponding with the dividends and distributions received by the Trust Office on a share of the relevant category.
In addition, the holder of a depository receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Groep N.V. either in person or by proxy. A holder of a depository receipt, who thus attends the General Meeting of Shareholders, is entitled to vote as a proxy of the Trust Office but entirely at his own discretion for a number of shares equal to the number of his depository receipts of the relevant category.
A holder of depository receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to the Trust Office for a number of shares equal to the number of his depository receipts of the relevant category.
Concentration of holders of depository receipts for shares
As at December 31, 2006, ABN AMRO Holding and Fortis each had an interest in depository receipts (for ordinary shares and for preference shares) of ING Groep N.V. of between 5% and 10%.
Depository receipts for ordinary shares held by ING Group
As at December 31, 2006, 53.8 million (2005: 38.7 million) of depository receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 was held by ING Group or its subsidiaries. These were purchased to hedge option rights granted to the Executive Board members and other employees.
Dividend restrictions
ING Groep N.V. and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law. Additionally, certain group companies are subject to restrictions on the amount of funds they may transfer in the form of dividends or otherwise to the parent company.
Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.
B warrants
In 1998, ING Groep N.V. authorized the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 have been issued. As at December 31, 2006, 17,157,891 B warrants were outstanding (2005: 17,189,554). B warrant holders are entitled to obtain from ING Groep N.V., for a fixed price, depository receipts for ordinary shares in the proportion of 1 B warrant to 2 depository receipts. B warrant holders may exercise their rights at their own discretion but no later than January 5, 2008. As at December 31, 2006, no B warrants (2005: nil) were held by group companies of ING Group.
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
In case of a restructuring of the share capital of ING Groep N.V. or a merger of ING Group with any other company or a transfer of the assets of ING Group (or a substantial part thereof) to any other company, the exercise price of the B warrants will not be adjusted. In that event, a warrant holder will be entitled to obtain the securities of the kind and number a holder of ordinary shares would have been entitled to if the B warrants had been exchanged for ordinary shares immediately before that event.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge	Total
	reserve	reserve	reserve	2006
Opening balance	460	8,700	2,046	11,206
Unrealized revaluations	8	(267)	(696)	(955)
Realized gains/losses transferred to profit and loss		(804)	6	(798)

Closing balance	468	7,629	1,356	9,453

Revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge	Total	Total
	reserve	reserve	reserve	2005	2004
Opening balance	382	875		1,257	1,199
Implementation IAS 32/39 and IFRS 4		6,256	1,282	7,538
Unrealized revaluations	53	2,006	764	2,823	795
Realized gains/losses transferred to profit and loss		(663)		(663)	(737)
Other changes	25	226		251

Closing balance	460	8,700	2,046	11,206	1,257

Currency translation reserve:

	2006	2005	2004
Opening balance	668	(184)
Implementation IAS 32/39 and IFRS 4		(556)
Unrealized revaluations	194	489
Exchange rate differences	(1,335)	919	(184)

Closing balance	(473)	668	(184)

Other reserves:

		Share of
	Retained	associates	Treasury	Other	Total
	earnings	reserve	shares	reserves	2006
Opening balance	16,262	608	(868)	(13)	15,989
Profit for the year	6,972	720			7,692
Unrealized revaluations				(124)	(124)
Change in treasury shares			(520)		(520)
Dividend	(2,534)	(147)			(2,681)
Other			(48)	100	52

Closing balance	20,700	1,181	(1,436)	(37)	20,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Other reserves:

		Share of
	Retained	associates	Treasury	Other	Total
	earnings	reserve	shares	reserves	2005	2004
Opening balance	13,792	608	(563)		13,837	9,465
Implementation IAS 32/39 and IFRS 4	(2,584)				(2,584)
Profit for the year	7,210				7,210	5,755
Unrealized revaluations						(78)
Realized gains/losses transferred to profit and loss						150
Change in treasury shares			(305)		(305)
Dividend	(2,461)				(2,461)	(883)
Other	305			(13)	292	(572)

Closing balance	16,262	608	(868)	(13)	15,989	13,837

Change in treasury shares:

	Amount		Number
	2006	2005	2006	2005
Opening balance	868	563	38,722,934	29,787,165
Purchased	1,030	381	30,858,427	13,013,029
Share based payments	462	76	15,722,126	3,203,303
Other				873,957

Closing balance	1,436	868	53,859,235	38,722,934

Preference shares are presented in the balance sheet under liabilities. See Note 13 Preference shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
LIABILITIES
13 PREFERENCE SHARES
ING Group preference shares
Preference shares are divided into 2 categories: ‘A’ preference shares and ‘B’ preference shares. The authorized preference share capital of ING Groep N.V. consists of 100 million ‘A’ preference shares with a par value of EUR 1.20, of which as at December 31, 2006 63,028,961 have been issued and 1,000 million ‘B’ preference shares with a par value of EUR 0.24 of which none have been issued. The only movement in preference shares outstanding is explained under Buy-back of preference shares.
Preference shares may only be issued if at least the nominal value is paid up.
Preference shares rank before ordinary shares in entitlement to dividends and distributions upon liquidation of ING Groep N.V., but are subordinated to cumulative preference shares. Holders of ‘A’ and ‘B’ preference shares rank pari passu among themselves. If the profit or amount available for distribution to the holders of preference shares is not sufficient to make such distribution in full, the holders will receive a distribution in proportion to the amount they would have received if the distribution could have been made in full. The ‘A’ preference shares and ‘B’ preference shares are not cumulative and their holders will not be compensated in subsequent years for a shortfall in a prior year.
The ING Groep N.V.’s Articles of Association make provision for cancellation of preference shares.
‘A’ preference shares
The dividend on the ‘A’ preference shares is equal to a percentage of the amount (including share premium) for which the ‘A’ preference shares were originally issued.
This percentage is calculated by taking the arithmetic mean of the average effective yield on the 5 longest-dated Dutch government loans, as determined by a Calculating Agent to be designated by the Executive Board for the last 20 stock exchange days preceding the day on which the first ‘A’ preference shares are issued, or, as the case may be, preceding the day on which the dividend percentage is adjusted. The percentage thus established may be increased or decreased by not more than 0.5 percentage points, depending on the market conditions then prevailing, as the Executive Board may decide with the approval of the Supervisory Board.
The dividend on the ‘A’ preference shares is set at EUR 0.1582 per year until January 1, 2014 at which stage the dividend percentage will be readjusted (and thereafter every 10 years) to the average effective yield at that time on the 5 longest-dated Dutch government loans.
‘A’ preference shares may only be cancelled if a distribution of the amount (including share premium) for which the ‘A’ preference shares were originally issued reduced by the par value of the shares can be made on each ‘A’ preference share. Upon liquidation of ING Groep N.V., a distribution of the amount (including share premium) for which the ‘A’ preference shares were originally issued will, insofar as possible, be made on each ‘A’ preference share.
Buy-back of preference shares
During 2006, ING Group bought back 24,051,039 (depository receipts for) ‘A’ preference shares in ING at a price of EUR 3.72 per share or EUR 89.5 million in total. All purchased ‘A’ preference shares have been cancelled.
Cumulative preference shares
The par value of the cumulative preference shares is EUR 1.20. The authorized cumulative preference share capital consists of 900 million cumulative preference shares, none of which have been issued.
The cumulative preference shares rank before the preference shares and the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The dividend on the cumulative preference shares will be equal to a percentage, calculated on the amount compulsorily paid up or yet to be paid up. This percentage shall be equal to the average of the Euro OverNight Index Average (EONIA) as calculated by the European Central Bank. During the financial year for which the distribution is made, this percentage is weighted on the basis of the number of days for which it applies, increased by 2.5 percentage points.
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
14 SUBORDINATED LOANS

			Notional amount in	Balance sheet value
	Year of issue	Due date	original currency	2006	2005
5.140%	2006	Unlimited	GBP 600	885
5.775%	2005	Unlimited	USD 1,000	752	838
6.125%	2005	Unlimited	USD 700	515	574
4.176%	2005	Unlimited	EUR 500	497	496
Variable	2004	Unlimited	EUR 1,000	926	934
6.200%	2003	Unlimited	USD 500	368	410
Variable	2003	Unlimited	EUR 750	669	692
7.200%	2002	Unlimited	USD 1,100	811	904
7.050%	2002	Unlimited	USD 800	591	659
6.500%	2001	Unlimited	EUR 600		589

				6,014	6,096

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier-1 capital for ING Bank N.V. Under IFRS-EU these bonds are classified as liabilities. They are considered capital for regulatory purposes.
These loans have been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. and ING Bank N.V. under the same conditions as the original bonds.
The number of loans held by group companies as at December 31, 2006 was nil with a balance sheet value of nil (2005: nil with a balance sheet value of nil).
15 DEBT SECURITIES IN ISSUE
Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit and loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business. The maturities of the debt securities are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Debt securities in issue — maturities:

	2006	2005
Fixed rate debt securities
Within 1 year	49,692	39,978
More than 1 year but less than 2 years	1,475	3,816
More than 2 years but less than 3 years	2,914	1,741
More than 3 years but less than 4 years	1,824	3,863
More than 4 years but less than 5 years	3,140	10,350
More than 5 years	5,155	9,718

Total fixed rate debt securities	64,200	69,466

Floating rate debt securities
Within 1 year	4,637	5,074
More than 1 year but less than 2 years	238	872
More than 2 years but less than 3 years	413	144
More than 3 years but less than 4 years	1,086	494
More than 4 years but less than 5 years	2,611	1,064
More than 5 years	4,948	4,148

Total floating rate debt securities	13,933	11,796

Total debt securities	78,133	81,262

As of December 31, 31 2006, ING Group had unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue, totalling EUR 29,335 million (2005: EUR 22,588 million).
16 OTHER BORROWED FUNDS
Other borrowed funds by remaining term :

						There
2006	2007	2008	2009	2010	2011	after	Total
Subordinated loans of group companies	34	200	366	1,227	2,276	9,488	13,591
Preference shares of group companies						1,132	1,132
Loans contracted	4,927	489	304	1,188	1,138	854	8,900
Loans from credit institutions	3,749	1,103	357	280	164	363	6,016

	8,710	1,792	1,027	2,695	3,578	11,837	29,639

Other borrowed funds by remaining term:

						There
2005	2006	2007	2008	2009	2010	after	Total
Subordinated loans of group companies	1,011	1,435	735	713	1,492	8,924	14,310
Preference shares of group companies						1,261	1,261
Loans contracted	6,082	508	533	404	518	1,666	9,711
Loans from credit institutions	4,443	642	951	83	276	575	6,970

	11,536	2,585	2,219	1,200	2,286	12,426	32,252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Subordinated loans of group companies relate to capital debentures and private loans which are subordinated to all current and future liabilities of ING Bank N.V. or Postbank N.V.
Preference shares of group companies comprise non-cumulative guaranteed Trust Preference Securities which are issued by wholly owned subsidiaries of ING Groep N.V. These securities have a liquidation preference of a certain amount plus any accrued interest and unpaid dividend. Dividends with regard to these preference securities are presented as an interest expense in the profit and loss account. These trust preference securities have no voting rights.
17 INSURANCE, REINSURANCE AND INVESTMENT CONTRACTS

		Own account	Reinsured element			Gross
	2006	2005	2006	2005	2006	2005
Provision for non-participating life policy liabilities	78,772	79,759	4,930	5,241	83,702	85,000
Provision for participating life policy liabilities	52,914	51,866	187	200	53,101	52,066
Provision for (deferred) profit sharing and rebates	2,956	4,195	5		2,961	4,195
Provision for life insurance for risk of policyholders	97,304	89,531	651	1,197	97,955	90,728

Life insurance provisions	231,946	225,351	5,773	6,638	237,719	231,989

Provision for unearned premiums and unexpired risks	2,631	2,835	156	258	2,787	3,093

Reported claims provision	5,503	6,371	600	1,277	6,103	7,648
Claims incurred but not reported (IBNR)	1,148	1,831		112	1,148	1,943

Claims provisions	6,651	8,202	600	1,389	7,251	9,591

Other insurance provisions	176	181			176	181

Total provisions for insurance contracts	241,404	236,569	6,529	8,285	247,933	244,854

Investment contracts for risk of company	7,505	7,223			7,505	7,223
Investment contracts for risk of policyholders	13,245	11,410			13,245	11,410

Investment contracts liabilities	20,750	18,633			20,750	18,633

Insurance and investment contracts	262,154	255,202	6,529	8,285	268,683	263,487

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in life insurance provisions:

	Own account		Reinsured element			Gross
	2006	2005	2006	2005	2006	2005
Opening balance	225,351	200,158	6,638	5,256	231,989	205,414
Implementation IFRS 4		(14,308)		(7)		(14,315)
Changes in the composition of the group	83	44	23	(44)	106

	225,434	185,894	6,661	5,205	232,095	191,099

Current year provisions (premiums)	28,863	18,643	1,525	806	30,388	19,449

Change in deferred profit sharing liability	(1,241)	508			(1,241)	508

Prior year provisions:
– benefit payments to policyholders	(13,166)	(10,498)	(366)	(431)	(13,532)	(10,929)
– interest accrual	4,791	4,089	18	(32)	4,809	4,057
– valuation changes for risk of policyholders	2,702	5,074			2,702	5,074
– effect of changes in discount rate assumptions		2				2
– effect of changes in other assumptions	(21)	861		306	(21)	1,167

	(5,694)	(472)	(348)	(157)	(6,042)	(629)

Exchange rate differences	(15,874)	17,075	(535)	616	(16,409)	17,691
Other changes	458	3,703	(1,530)	168	(1,072)	3,871

Closing balance	231,946	225,351	5,773	6,638	237,719	231,989

Where discounting is used in the calculation of life insurance provisions the rate is, based on weighted averages, within the range of 2.9% to 6.8% (2005: 3.0% to 6.0%).
To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible. The life reinsurance market is highly concentrated and, therefore, diversification of exposure is inherently difficult. To minimise its exposure to significant losses from reinsurer insolvencies, the Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer.
As at December 31, 2006, the net receivables from reinsurers amounted to EUR 1,476 million (2005: EUR 719 million) after the provision for uncollectible reinsurance of EUR 6 million (2005: EUR 6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in provision for unearned premiums and unexpired risks:

	Own account		Reinsured element			Gross
	2006	2005	2006	2005	2006	2005
Opening balance	2,835	2,509	258	354	3,093	2,863
Changes in the composition of the group	(9)	(15)		(26)	(9)	(41)

	2,826	2,494	258	328	3,084	2,822

Premiums written	5,994	6,087	339	526	6,333	6,613
Premiums earned during the year	(5,929)	(6,133)	(377)	(636)	(6,306)	(6,769)
Exchange rate differences	(245)	380	(22)	44	(267)	424
Other changes	(15)	7	(42)	(4)	(57)	3

Closing balance	2,631	2,835	156	258	2,787	3,093

Changes in claims provisions:

	Own account Reinsured element					Gross
	2006	2005	2006	2005	2006	2005
Opening balance	8,202	7,378	1,389	1,134	9,591	8,512
Implementation IFRS 4		19		20		39
Changes in the composition of the group	(4)	27		(27)	(4)

	8,198	7,424	1,389	1,127	9,587	8,551

Additions
– for the current year	3,261	3,797	124	891	3,385	4,688
– for prior years	(525)	(592)	(18)	(22)	(543)	(614)
– interest accrual of provision	54	72		20	54	92

	2,790	3,277	106	889	2,896	4,166

Claim settlements and claim settlement costs
– for the current year	1,569	1,747	33	295	1,602	2,042
– for prior years	1,458	1,673	388	536	1,846	2,209

	3,027	3,420	421	831	3,448	4,251

Exchange rate differences	(381)	747	(93)	164	(474)	911
Other changes	(929)	174	(381)	40	(1,310)	214

Closing balance	6,651	8,202	600	1,389	7,251	9,591

ING Group had an outstanding balance of EUR 66 million at December 31, 2006 (2005: EUR 68 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean up, the management of ING Group considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.
Other changes mainly relate to the reclassification of certain health and disability from non-life to life as described in the section ‘Changes in presentation’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The release of the provision from prior years in 2006 and 2005 are a result of favourable underwriting results in several business units, in particular, the Netherlands business units benefited from changes in legal requirements for disability benefits and Canada benefited from favourable experience mostly from automobile pool.
Where discounting is used in the calculation of the claims provisions the rate is, based on weighted averages, within the range of 3.0% to 4.0% (2005: 3.0% to 4.0%).
Changes in investment contracts liabilities:

	2006	2005
Opening balance	18,633
Implementation IFRS 4		16,860
Changes in the composition of the group	(42)

	18,591	16,860

Current year liabilities	8,432	5,553

Prior year provisions
– payments to contract holders	(6,667)	(7,051)
– interest accrual	344	276
– valuation changes investments	948	1,060

	(5,375)	(5,715)

Exchange rate differences	(1,021)	1,659
Other changes	123	276

Closing balance	20,750	18,633

Gross claims development table:

	Underwriting	Underwriting	Underwriting
	year 2004	year 2005	year 2006	Total
Estimate of cumulative claims:
At the end of underwriting year	2,988	3,265	3,110
1 year later	2,619	3,109
2 years later	2,417

Estimate of cumulative claims	2,417	3,109	3,110	8,636

Cumulative payments	(1,643)	(1,873)	(1,171)	(4,687)

	774	1,236	1,939	3,949
Effect of discounting	(69)	(94)	(137)	(300)

Liability recognized	705	1,142	1,802	3,649

Liability relating to prior underwriting years				3,602

Total amount recognized in the balance sheet				7,251

The Group applies the exemption in IFRS-EU not to present Gross claims development for annual periods beginning before January 1, 2004 (the date of transition to IFRS-EU) as it is impracticable to obtain such information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
18 AMOUNTS DUE TO BANKS
Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2006, liabilities concerning securities sold in repurchase transactions amounted to EUR 23,627 million (2005: EUR 23,857 million).
Amounts due to banks by type:

	Netherlands		International		Total
	2006	2005	2006	2005	2006	2005
Non-interest bearing	2,696	2,535	1,035	1,934	3,731	4,469
Interest bearing	52,817	33,714	64,291	84,051	117,108	117,765

	55,513	36,249	65,326	85,985	120,839	122,234

19 CUSTOMER DEPOSITS AND OTHER FUNDS ON DEPOSIT

	2006	2005
Saving accounts	283,147	269,389
Credit balances on customer accounts	147,695	127,469
Corporate time deposits	62,628	57,655
Other	3,210	11,199

	496,680	465,712

Customer deposits and other funds on deposits by type:

	Netherlands		International		Total
	2006	2005	2006	2005	2006	2005
Non-interest bearing	13,734	13,754	2,704	1,359	16,438	15,113
Interest bearing	181,976	158,252	298,266	292,347	480,242	450,599

	195,710	172,006	300,970	293,706	496,680	465,712

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2006, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 870 million (2005: EUR 2,104 million).
Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.
20 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

	2006	2005
Trading liabilities	127,975	92,058
Non-trading derivatives	4,934	6,248
Designated as at fair value through profit and loss	13,702	11,562

	146,611	109,868

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The nominal amounts of liabilities designated as at fair value through profit and loss approximate the fair value.
Financial liabilities designated as at fair value through profit and loss relate to debt securities in issue, funds entrusted and structured products.
For the financial year 2006 the changes in fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in credit risk of ING Group are insignificant.
Trading liabilities by type:

	2006	2005
Equity securities	20,732	10,206
Debt securities	9,045	7,264
Funds on deposit	77,245	54,264
Derivatives	20,953	20,324

	127,975	92,058

Non-trading derivatives:

	2006	2005
Derivatives used in:
– cash flow hedges	1,696	992
– fair value hedges	606	1,336
– hedges of net investments in foreign operations	7	91
Other non-trading derivatives	2,625	3,829

	4,934	6,248

21 OTHER LIABILITIES
Other liabilities by type:

	2006	2005
Deferred tax liabilities	4,042	5,128
Income tax payable	923	1,184
Pension liabilities and other staff related liabilities	1,455	1,998
Other taxation and social security contributions	1,147	633
Deposits from reinsurers	462	642
Accrued interest	10,556	10,699
Costs payable	2,353	2,443
Amounts payable to brokers	238	100
Amounts payable to policyholders	3,105	3,260
Other provisions	1,055	1,181
Other	12,942	11,739

	38,278	39,007

Deferred taxes are calculated on all temporary differences under the liability method using tax rates applicable to the jurisdictions in which the Group is liable to taxation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Deferred tax by origin:

	2006	2005
Investments	1,375	2,911
Financial assets and liabilities at fair value through profit and loss	119	37
Deferred acquisition costs and VOBA	3,201	4,075
Fiscal equalization reserve	3	(6)
Depreciation	28	65
Insurance provisions	(1,490)	(2,222)
Other provisions	(1,081)	(862)
Receivables	196	167
Loans and advances to customers	102	(105)
Unused tax losses carried forward	(909)	(1,243)
Other	626	193

	2,170	3,010

Comprising:
– deferred tax liabilities	4,042	5,128
– deferred tax assets	1,872	2,118

	2,170	3,010

Changes in deferred tax:

	2006	2005
Opening balance	3,010	2,583
Changes in composition of the group	68	25
Changes through profit and loss	468	136
Changes through equity	(1,339)	(363)
Exchange rate differences	(36)	88
Other	(1)	541

Closing balance	2,170	3,010

The deferred tax changes through equity includes a deferred tax charge of EUR (1,583) million relating to unrealized valuations, EUR (242) million relating to changes in the cash flow hedge reserve, EUR 486 million relating to transfers to insurance liabilities and DAC, and nil relating to stock options and share plans. These items are presented in the Deferred tax by origin table in Investments and Insurance provisions respectively. Other changes in deferred tax are included in the profit and loss.
Included in Other in 2005 is EUR 2,460 million relating to the introduction of IAS 32/39 and IFRS 4.
Deferred tax in connection with unused tax losses carried forward:

	2006	2005
Total unused tax losses carried forward	3,977	5,340
Unused tax losses carried forward not recognized as a deferred tax asset	953	1,304

Unused tax losses carried forward recognized as a deferred tax asset	3,024	4,036

Average tax rate	30.1%	30.8%
Deferred tax asset	909	1,243

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Deferred income tax assets are recognized for tax loss carry forwards and unused tax credits only to the extent that realization of the related tax benefit is probable. The uncertainty of the recoverability of the tax losses and tax credits is taken into account in establishing the deferred tax assets. The following tax loss carry forwards and tax credits will expire as follows at December 31:
Total unused tax losses carried forward analysed by expiry terms:

	No deferred tax		Deferred tax
	asset recognized		asset recognized
	2006	2005	2006	2005
Within 1 year	16	27	30	24
More than 1 year but less than 5 years	156	74	424	372
More than 5 years but less than 10 years	47		347	480
More than 10 years but less than 20 years	247	585	1,045	1,366
Unlimited	487	618	1,178	1,794

	953	1,304	3,024	4,036

Changes in other provisions:

	Reorganizations
	and relocations			Other		Total
	2006	2005	2006	2005	2006	2005
Opening balance	356	258	825	685	1,181	943
Changes in the composition of the group	(6)	(7)	4	53	(2)	46
Additions	96	127	269	347	365	474
Interest	3		4		7
Releases	(49)	(3)	(36)	(8)	(85)	(11)
Charges	(174)	(81)	(238)	(291)	(412)	(372)
Exchange rate differences	(1)	6	(15)	35	(16)	41
Other changes	110	56	(93)	4	17	60

Closing balance	335	356	720	825	1,055	1,181

The additions to the provision for reorganizations and relocations include EUR 89 million (2005: EUR 109 million) related to the cost-initiative program of the Dutch Insurance operations and the efficiency program of ING’s Operations & IT division in the Benelux, primarily related to ING’s banking operations.
In general, the reorganizations and relocations provisions are of a short-term nature.
The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.
Pension liabilities and other staff-related liabilities
The Group maintains defined benefit retirement plans in the major countries in which it operates. These plans generally cover all employees and provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.
Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries comply with applicable local regulations concerning investments and funding levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The Group provides other post-employment and post-retirement employee benefits to certain employees and former employees. These are primarily post-retirement healthcare benefits and discounts on ING products provided to employees and former employees.
Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities. The amount incurred in 2006 was EUR 45 million (2005: EUR 76 million).
Summary of pension liabilities and other staff related liabilities:

			Post-retirement
			benefits other than
	Pension benefits		pensions			Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005
Defined benefit obligation	15,758	15,782	239	441	246	898	16,243	17,121
Fair value of plan assets	14,361	12,937				375	14,361	13,312

	1,397	2,845	239	441	246	523	1,882	3,809

Unrecognized past service costs			10	(6)			10	(6)
Unrecognized actuarial gains/ (losses)	(687)	(1,778)	(2)	(27)	1		(688)	(1,805)

	710	1,067	247	408	247	523	1,204	1,998

Presented as:
– Other liabilities	961	1,067	247	408	247	523	1,455	1,998
– Other assets	251						251

	710	1,067	247	408	247	523	1,204	1,998

Actuarial gains and losses for pension liabilities for the year ended December 31, 2006 includes EUR (180) million (2005: EUR 873 million) experience gain adjustments for assets and EUR (163) million (2005: EUR 116 million) experience gain adjustments for liabilities.
During 2006 certain plans were reclassified from Other to Pension benefits. This reclassification did not have an effect on total pension liabilities and other staff related liabilities. This reclassification is included in the line other changes in the tables below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in defined benefit obligations:

			Post-retirement
			benefits other
	Pension benefits		than pensions
	2006	2005	2006	2005
Opening balance	15,782	12,925	441	726
Current service cost	417	477	13	42
Interest cost	703	643	11	40
Employer’s contribution			1	70
Participants contributions	(22)	8	5	6
Benefits paid	(493)	(416)	(44)	(28)
Actuarial gains and losses	(1,199)	1,680	(25)	143
Past service cost	18	192	(5)
Changes in the composition of the group and other changes	727	67	4	(1)
Effect of curtailment or settlement	(6)	(12)	(147)	(569)
Exchange rate differences	(169)	218	(15)	12

Closing balance	15,758	15,782	239	441

Relating to:
– funded plans	15,675	15,658
– unfunded plans	83	124	239	441

	15,758	15,782	239	441

The estimated unrecognized past services cost and unrecognized actuarial gains and losses for the defined benefit plans that will be amortized into pension and other staff related liability costs during 2007 are nil and nil, respectively.
Changes in fair value of plan assets:

	Pension benefits
	2006	2005
Opening balance	12,937	10,498
Expected return on plan assets	820	710
Employer’s contribution	776	1,002
Participants contributions	5	7
Benefits paid	(476)	(416)
Actuarial gains and losses	(180)	873
Changes in the composition of the group	597	98
Exchange rate differences	(118)	165

Closing balance	14,361	12,937

The actual return on the plan assets amounted to EUR 613 million (2005: EUR 1,583 million; 2004: EUR 871 million).
It is not expected that any plan assets are returned to ING Group during 2007.
Pension Investment Strategy
The primary financial objective of the ING Employee Benefit Plan (the Plan) is to secure participant retirement benefits. As such, the key objective in the Plan’s financial management is to promote stability and, to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
the extent appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities).The investment strategy for the Plan’s portfolio of assets (the Fund) balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Fund in an effort to accomplish the Plan’s funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographical areas, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by precise mandates and are measured against specific benchmarks. Factors considered by the fund managers include balancing security concentration, investment style, and reliance on particular active investment strategies. ING will review its asset mix of the fund on a regular basis. Generally, ING will rebalance the fund’s asset mix to the target mix as individual portfolios approach their minimum or maximum levels.
Categories of plan assets in percentages:

				Weighted average
	Target	Percentage of		expected long
	allocation	plan assets		term rate of return
	2007	2006	2005	2006	2005
Equity securities	37	37	36	8.1	8.1
Debt securities	52	52	53	5.2	4.7
Other	11	11	11	7.1	6.6

	100	100	100	6.5	6.2
Equity securities include ING Group ordinary shares of EUR 14 million (0.1% of total plan assets) at December 31, 2006 (2005: EUR 15 million, 0.1% of total plan assets). Real estate includes nil (0.0% of total plan assets) at December 31, 2006 which was occupied by the Group.
Determination of Expected Return on Assets
An important element for financial reporting is the assumption for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plan’s asset allocation, historical returns on the types of assets held in the Fund, and the current economic environment. Based on these factors, it is expected that the Fund’s assets will earn an average percentage per year over the long term. This estimation takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Fund. For estimation purposes, it is assumed the long term asset mix will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the Plan, and the need for future cash contributions.
Weighted averages of basic actuarial assumptions in annual % at December 31:

			Post-retirement
			benefits other
	Pension benefits		than pensions
	2006	2005	2006	2005
Discount rates	4.80	4.25	5.40	4.25
Expected rates of salary increases (excluding promotion increases)	2.75	2.50	3.50	2.50
Medical cost trend rates			6.10	4.25
Consumer price inflation	2.00	1.75	2.25	1.75
The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.
An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
additional accumulated defined benefit obligation of EUR 2 million at December 31, 2006 (2005: EUR 84 million) and no increase in the charge for the year (2005: EUR 7 million). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 2 million at December 31, 2006 (2005: EUR 66 million) and no decrease in the charge for the year (2005: EUR 5 million).
Expected Cash Flows
During 2007 the expected contributions to pension plans are EUR 904 million.
The following benefit payments, which reflect expected future service as appropriate, are expected to be paid by the plan:

		Post retirement
		benefits other
	Pension benefits	than pensions
2007	224	21
2008	226	22
2009	229	22
2010	229	22
2011	229	22
Years 2012 – 2016	1,394	118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.4. ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
22 ASSETS AND LIABILITIES BY CONTRACTUAL MATURITY

	Less					Maturity
	than	1-3	3-12	1-5	Over	not
2006	1 months	months	months	years	5 years	applicable	Total
ASSETS
Cash and balances with central banks	14,326						14,326
Amounts due from banks	19,742	5,441	2,619	7,277	4,789		39,868
Financial assets at fair value through profit and loss
– trading assets2)						193,977	193,977
– non-trading derivatives	140	126	314	2,263	3,672	6	6,521
– designated as at fair value through profit and loss	187	420	1,435	874	3,509		6,425
Investments
– available-for-sale	6,399	7,522	11,626	76,959	148,254	43,161	293,921
– held-to-maturity	87	154	563	7,683	9,173		17,660
Loans and advances to customers	107,295	13,919	23,795	84,601	241,539	3,288	474,437
Reinsurance contracts	23	60	440	571	2,281	3,154	6,529
Intangible assets			71	143		3,308	3,522
Deferred acquisition costs						10,163	10,163
Other assets	9,365	1,801	10,167	8,309	922	499	31,063
Remaining assets (where maturities are not applicable)1)						127,895	127,895

Total assets	157,564	29,443	51,030	188,680	414,139	385,451	1,226,307

LIABILITIES
Preference shares						215	215
Subordinated loans						6,014	6,014
Debt securities in issue	17,580	26,946	9,803	13,701	10,103		78,133
Other borrowed funds	2,636	4,475	1,837	9,987	10,704		29,639
Insurance and investment contracts	2,327	3,556	11,677	34,003	103,524	113,596	268,683
Amounts due to banks	90,250	15,094	10,879	4,077	539		120,839
Customer deposits and other funds on deposit	447,824	15,374	16,690	12,197	4,595		496,680
Financial liabilities at fair value through profit and loss
– trading liabilities2)						127,975	127,975
– non-trading derivatives	93	95	331	1,786	2,591	38	4,934
– designated as at fair value through profit and loss	617	581	2,081	6,285	4,138		13,702
Other liabilities	8,562	714	5,117	6,300	1,229	16,356	38,278

Total liabilities	569,889	66,835	58,415	88,336	137,423	264,194	1,185,092

1)	Included in remaining assets where maturities are not applicable are:

– property and equipment

– real estate investments

– investments for risk of policyholders

– investments in associates.

2)	Trading assets and trading liabilities have been presented in the above table as maturity not applicable, because they are held for short term profit taking. The majority of items are debt instruments and equity instruments, where the contractual maturity is generally more than 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Disclosures about the Group’s exposure to interest rate risk are presented in the ‘Risk management’ section. Those sensitivity disclosures are included instead of disclosures on repricing dates and effective interest rates, as those sensitivity disclosures better reflect the Group’s exposure to interest rate risk in line with the Group’s risk management procedures.

						Maturity
	Less than	1-3	3-12	1-5	Over 5	not
2005	1 month	months	months	years	Years	applicable	Total
ASSETS
Cash and balances with central banks	13,084						13,084
Amounts due from banks	20,790	5,964	5,138	9,949	5,625		47,466
Financial assets at fair value through profit and loss
– trading assets2)						149,187	149,187
– non-trading derivatives	170	177	254	1,822	5,421	(78)	7,766
– designated as at fair value through profit and loss	107	309	1,184	2,909	4,963	758	10,230
Investments
– available-for-sale	5,332	4,249	12,036	80,195	163,769	40,126	305,707
– held-to-maturity	456	77	875	6,548	10,980	1	18,937
Loans and advances to customers	89,382	14,276	29,258	81,778	224,221	266	439,181
Reinsurance contracts	39	57	895	437	1,206	5,651	8,285
Intangible assets			71	143		3,447	3,661
Deferred acquisition costs						9,604	9,604
Other assets	9,255	1,721	9,109	5,626	993	3,456	30,160
Remaining assets (where maturities are not applicable)1)						115,371	115,371

Total assets	138,615	26,830	58,820	189,407	417,178	327,789	1,158,639

LIABILITIES
Preference shares						296	296
Subordinated loans						6,096	6,096
Debt securities in issue	18,933	15,581	10,543	22,360	13,845		81,262
Other borrowed funds	9,396	4,743	3,506	11,216	3,360	31	32,252
Insurance and investment contracts	1,896	2,709	8,962	20,120	94,974	134,826	263,487
Amounts due to banks	78,827	21,883	15,623	4,317	1,584		122,234
Customer deposits and other funds on deposit	394,141	47,310	9,446	5,752	9,063		465,712
Financial liabilities at fair value through profit and loss
– trading liabilities2)						92,058	92,058
– non-trading derivatives	76	200	1,708	1,452	2,812		6,248
– designated as at fair value through profit and loss	112	510	1,538	5,072	4,330		11,562
Other liabilities	7,966	3,272	14,955	5,610	3,992	3,212	39,007

Total liabilities	511,347	96,208	66,281	75,899	133,960	236,519	1,120,214

1)	Included in remaining assets where maturities are not applicable are:

– property and equipment

– real estate investments

– investments for risk of policyholders

– investments in associates.

2)	Trading assets and trading liabilities have been presented in the above table as maturity not applicable, because they are held for short term profit taking. The majority of items are debt instruments and equity instruments, where the contractual maturity is generally more than 5 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
23 DERIVATIVES AND HEDGE ACCOUNTING
Use of derivatives and hedge accounting
As described in the section ‘Risk Management’, ING Group uses derivatives (principally interest rate swaps and cross currency interest rate swaps) for economic hedging purposes in the management of its asset and liability portfolios and structural positions. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified exposure to reduce that exposure. The impact of ING Group’s hedging activities is to optimise the overall cost to the Group of accessing debt capital markets and to mitigate the market risk which would otherwise arise from structural imbalances in the duration and other profiles of its assets and liabilities. In addition, hedging activities are undertaken to hedge against the interest rate risk in the mortgage offer period in relation to retail mortgages and to lock-in the interest margin in relation to interest bearing assets and the related funding.
The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-EU hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS–EU are classified and accounted for according to the nature of the instrument hedged and the type of IFRS-EU hedge model that is applicable. The three models applicable under IFRS-EU are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in section ‘Principles of valuation and determination of results’.
To qualify for hedge accounting under IFRS-EU, strict criteria must be met. Certain hedges that are economically effective from a risk management perspective do not qualify for hedge accounting under IFRS-EU. The fair value changes of derivatives relating to such non qualifying hedges are taken to the profit and loss account. However, in certain cases, the Group mitigates the resultant profit and loss account volatility by designating hedged assets and liabilities at fair value through profit and loss. If hedge accounting is applied under IFRS-EU, it is possible that during the hedge a hedge relationship no longer qualifies for hedge accounting and hedge accounting cannot be continued, even if the hedge remains economically effective. As a result, the volatility arising from undertaking economic hedging in the profit and loss account may be higher than would be expected from an economic point of view.
With respect to exchange rate and interest rate derivative contracts, the notional or contractual amounts of these instruments is indicative of the nominal value of transactions outstanding at the balance sheet date; they do however not represent amounts at risk.
ING Group uses credit derivatives in managing its exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment and trading portfolios. No material level of hedge accounting is applied in relation to credit derivatives. These credit derivatives did not result in a significant reduction in ING Group’s exposure to credit risk as at December 31, 2006 or December 31, 2005.
Fair value hedge accounting
ING Group’s fair value hedges principally consist of interest rate swaps and cross-currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates.
Gains and losses on derivatives designated under fair value hedge accounting are recognized in the profit and loss account. The effective portion of the fair value change on the hedged item is also recognized in the profit and loss account. As a result, on the net accounting ineffectiveness impacts the net profit.
For the year ended December 31, 2006, ING Group recognized in the profit and loss account EUR 41 million of fair value changes on derivatives designated under fair value hedge accounting. This amount was partly offset by EUR 8 million fair value changes recognized on hedged items. This resulted in EUR 49 million net accounting ineffectiveness recognized in the profit and loss account. At December 31, 2006, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR 474 million (2005: EUR (158) million), presented in the balance sheet as EUR 1,080 million (2005: EUR 1,178 million) positive fair values under assets and EUR 606 million (2005: EUR 1,336 million) negative fair values under liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-EU ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revized estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket.
Cash flow hedge accounting
ING Group’s cash flow hedges principally consist of (forward) interest rate swaps and cross-currency interest rate swaps that are used to protect against its exposure to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across for the respective portfolios form the basis for identifying the notional amount subject to interest rate risk that is designated under cash flow hedge accounting.
Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recorded in Shareholders’ equity. Interest cash flows on these derivatives are recognized in the profit and loss account in interest income consistently with the manner in which the forecast cash flows affect net profit. The gains and losses on ineffective portions of such derivatives are recognized immediately in the profit and loss account.
For the year ended December 31, 2006, ING Group recognized EUR (690) million after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence the balance of the cash flow hedge reserve in equity at December 31, 2006 was EUR 1,819 million (2005: EUR 2,974 million) gross and EUR 1,356 million (2005: EUR 2,046 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes on the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 40 years for insurance operations and 21 years for banking operations, with the largest concentration in the range of 20 to 25 years for insurance operations and 5 to 10 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting of EUR (7) million (2005: EUR (1) million) was recognized in the profit and loss account.
At December 31, 2006, the fair values of outstanding derivatives designated under cash flow hedge accounting was EUR 1,921 million (2005: EUR 2,737 million), presented in the balance sheet as EUR 3,617 million (2005: EUR 3,729 million) positive fair values under assets and EUR 1,696 million (2005: EUR 992 million) negative fair values under liabilities.
Hedges of net investments in foreign operations
ING Group’s net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding that are used to protect against foreign currency exposures on foreign subsidiaries.
Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recorded in Shareholders’ equity. The balance in equity is recognized in the profit and loss account when the related foreign subsidiary is disposed. The gains and losses on ineffective portions are recognized immediately in the profit and loss account.
At December 31, 2006, the fair values of outstanding derivatives designated under net investment hedge accounting was EUR (4) million (2005: EUR (59) million), presented in the balance sheet as EUR 3 million (2005: EUR 32 million) positive fair values under assets and EUR 7 million (2005: EUR 91 million) negative fair values under liabilities.
Accounting ineffectiveness recognized in the profit and loss account for the year ended December 31, 2006 on derivatives designated under net investment hedge accounting was EUR (12) million (2005: EUR (16) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
24 MAXIMUM CREDIT EXPOSURE
ING’s maximum credit exposure as at December 31, 2006 and 2005 is represented as follows:

	2006	2005
Cash and balances with central banks	14,326	13,084
Amounts due from banks
– loans and advances to banks	36,411	26,877
– cash advances, overdrafts and other balances	3,461	20,596
Trading assets
– debt securities	38,287	38,299
– loans and receivables	118,459	80,527
– derivatives	22,514	20,254
Non-trading derivatives	6,521	7,766
Designated as at fair value through profit and loss	6,425	10,230
Available-for-sale debt securities	275,696	289,241
Held-to-maturity debt securities	17,660	18,937
Loans and advances to customers
– policy loans	3,566	3,536
– public authorities	25,951	31,442
– secured by mortgages	235,812	209,188
– guaranteed by credit institutions	2,402	1,826
– personal loans	4,649	5,961
– other personal lending	22,141	25,142
– other corporate lending	181,939	168,295
– other	1,517	941
Reinsurance contracts	6,529	8,285
Reinsurance and insurance receivables	4,105	3,144
Other receivables	5,572	7,468

Maximum credit exposure on balance sheet	1,033,943	991,039

Off-balance sheet credit commitments
– commitments – Insurance	4,636	4,049
– guarantees – Insurance	319	237
– discounted bills – Bank	3	5
– guarantees – Bank	17,297	15,933
– irrevocable letters of credit – Bank	8,456	7,436
– other – Bank	623	396
– Iirrevocable facilities	90,384	85,098

Maximum credit exposure off balance sheet	121,718	113,154

Maximum credit exposure	1,155,661	1,104,193

The maximum credit exposure for relevant items on the balance sheet is the balance sheet carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Collateral received is not taken into account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
25 ASSETS NOT FREELY DISPOSABLE
The assets not freely disposable primarily consist of interest bearing securities pledged to secure deposits from the Dutch Central Bank and other banks, serve to secure margin accounts or are used for other purposes required by law.
The assets not freely disposable and the items for which they are held are as follows:

	Customer deposits
	and other funds on				Guarantees
	deposit and debt				for off- balance		Other contingent
	securities in issue			Banks	sheet items		liabilities			Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Investments	2,686	3,533	4,483	4,245			590	840	7,759	8,618
Lending	548	1,101	2	1	96	116			646	1,218
Banks	8	328	1,100	899	7	375			1,115	1,602
Other assets	3,700	1,712	1,016	912	532	328		84	5,248	3,036

	6,942	6,674	6,601	6,057	635	819	590	924	14,768	14,474

ING Bank N.V. has an obligation to maintain a reserve with an average monthly balance with De Nederlandsche Bank (the Dutch Central Bank). In December 2006 the required monthly average was EUR 5,295 million (2005: EUR 3,747 million). On December 31, 2006 the balance on this reserve was EUR 4,076 million (2005: EUR 4,054 million).
There are no material terms and conditions relating to the collateral represented in the above table.
26 CONTINGENT LIABILITIES AND COMMITMENTS
In the normal course of business the Group is a party to activities whose risks are not reflected in whole or part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Contingent liabilities and commitments:

	2006	2005
Insurance operations
Commitments	4,636	4,049
Guarantees	319	237

	4,955	4,286

Banking operations
Contingent liabilities in respect of
– discounted bills	3	5
– guarantees	17,297	15,933
– irrevocable letters of credit	8,456	7,436
– other	623	396

	26,379	23,770

Irrevocable facilities	90,384	85,098

	121,718	113,154

Guarantees relate both to credit and non-credit substitute guarantees. Credit substitute guarantees are guarantees given by ING Group in respect of credit granted to customers by a third party. Many of them are expected to expire without being drawn on and therefore do not necessarily represent future cash outflows. The guarantees are generally of a short-term nature. In addition to the items included in contingent liabilities, ING Group has issued guarantees as a participant in collective arrangements of national industry bodies and as a participant in government required collective guarantee schemes which apply in different countries.
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
Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group’s credit risk and interest rate risk in these transactions is limited. Most of the unused portion of irrevocable credit facilities is secured by customers’ assets or counter-guarantees by the central governments and exempted bodies under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.
Future rental commitments for operating lease contracts:

2007	198
2008	198
2009	185
2010	171
2011	163
years after 2011	332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
27 SPECIAL PURPOSE ENTITIES (SPE’s) AND SECURITIZATION
Securitization
ING as originator
ING Group enters into synthetic securitization programmes in order to reduce credit risk on certain assets. In synthetic securitizations ING enters into a credit default swap with securitization Special Purpose Entities (SPE’s), in relation to which ING purchases credit protection in respect of residential mortgage loans and loans to small and medium-sized enterprises. The SPE’s have in turn hedged their exposure with investors through the issue of credit linked notes or credit linked commercial paper. As a result of these transactions, ING Group has transferred a substantial part of the credit risk related to these loan portfolios to third-party investors. In general, the third-party investors in securities issued by the SPE have recourse only to the assets of the SPE and not to ING Group.
After securitization of these assets ING Group continues to recognise these assets on its balance sheet under Loans and advances to customers.
Securitized own assets:

	2006	2005
Loans to small and medium-sized enterprises	8,859	4,491
Asset backed securities	7,126	7,433
Corporate loans	4,851	5,594
Mortgages	7,978	4,397

Total	28,814	21,915

ING as sponsor of multi-seller conduit
In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPE. The SPE issues asset-backed commercial paper to the market to fund the purchases. ING Group, in its role as administrative agent, facilitates these transactions by providing structuring, accounting, funding and operations services.
ING Group supports the commercial paper programs by providing the SPE with short-term standby liquidity facilities. Primarily these liquidity facilities are meant to cover temporarily disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programs are supported by granting structured liquidity facilities to the SPE, in which ING Group covers at least some of the credit risk incorporated in these programs itself (in addition to normal liquidity facilities), and as a consequence might suffer credit losses from it. Furthermore, under a Program Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions.
The normal non-structured standby liquidity facilities and the structured facilities are reported under irrevocable facilities.
Collateralized debt obligations (CDO)-transactions
Within ING Group, SPE’s are used for CDO transactions. In a typical CDO transaction an SPE is used to issue structured, rated securities which are backed (or collateralized) by a pool of transferable debt securities. In these transactions ING often has different roles:
– the arranger of the transaction; ING structures the SPE, acquires the assets for the SPE and sells the CDOs to investors;

– collateral manager of the assets in the SPE; ING manages the assets based on strict conditions of the SPE’s charter;

– investor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Group receives market-rate fees for structuring, (asset) managing and distributing CDO-securities to investors.
ING as investor
As part of its investment activities ING invests in securitizations by purchasing notes from securitization SPE’s. For certain own asset securitization programs ING acts as a market maker and holds limited positions in this capacity.
Non-cash investments are made by ING by selling credit protection in the market using credit default swaps.
Other entities
ING Group is also a party in other SPE’s used, for example, in structured finance and leasing transactions.
Investment funds
ING as fund manager and investor
ING Group sets up investment funds for which it acts as a fund manager and sole investor at the inception of the fund. Subsequently, ING will seek third-party investors to invest in the fund, thereby reducing the interest of ING Group. In general, ING Group will maintain a small percentage of interest in these funds.
ING as fund manager
ING acts as fund manager for several funds. Fees related to these management activities are charged on an arm’s-length basis. In general, ING as fund manager will hold these funds in a fiduciary capacity. Therefore, these funds are generally not included in the consolidated financial statement of the Group.
28 PRINCIPAL SUBSIDIARIES AND COMPANIES ACQUIRED/DISPOSED
The principal subsidiaries of ING Groep N.V. are as follows:
Companies treated as part of the insurance operations

ING Verzekeringen N.V.	The Netherlands
ING Verzekeringen Nederland N.V.	The Netherlands
ING Vastgoed Belegging B.V.	The Netherlands
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands
Parcom Ventures B.V.	The Netherlands
Postbank Levensverzekering N.V.	The Netherlands
Postbank Schadeverzekering N.V.	The Netherlands
RVS Levensverzekering N.V.	The Netherlands
RVS Schadeverzekering N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Insurance N.V.	Belgium
ING Zivotna Poistovna a.s.	Slovakia
ING Nationale-Nederlanden Polska S.A.	Poland
ING Nationale-Nederlanden Polska Powszechne Towarzystwo Emerytaine S.A	Poland
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Greek General Insurance Company S.A.	Greece
ING Nationale-Nederlanden Magyarorszagi Biztosito Rt.	Hungary
Nationale Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain
ING Canada Inc.	Canada
Belair Insurance Company Inc.	Canada

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

ING Insurance Company of Canada	Canada
ING Novex Insurance Company of Canada	Canada
ING America Insurance Holdings, Inc.	U.S.A.
ING International Insurance Holdings, Inc.	U.S.A.
ING Life Insurance and Annuity Company	U.S.A.
ING North America Insurance Corporation	U.S.A.
Lion Connecticut Holdings Inc.	U.S.A.
ReliaStar Life Insurance Company	U.S.A
ReliaStar Life Insurance Company of New York	U.S.A
Security Life of Denver Insurance Company	U.S.A.
ING USA Annuity and Life Insurance Company	U.S.A
ING Seguros de Vida S.A.	Chile
ING Afore S.A. de C.V.	Mexico
Seguros Comercial America S.A. de C.V.	Mexico
ING Life Insurance Company (Japan) Limited	Japan
ING Life Insurance Company (Korea) Limited	South Korea
ING Life Insurance Company of America	U.S.A
ING Australia Holdings Limited	Australia
ING Australia Pty Limited	Australia
ING Re (Netherlands) N.V.	The Netherlands
Companies treated as part of the banking operations

ING Bank N.V.	The Netherlands
ING Bank Nederland N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease Top Holding B.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Trust (Nederland) B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
InterAdvies N.V.	The Netherlands
Nationale-Nederlanden Financiële Diensten B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
Postbank N.V.	The Netherlands
Postbank Groen N.V.	The Netherlands
Stichting Regio Bank	The Netherlands
Westland Utrecht Hypotheekbank N.V.	The Netherlands
ING België N.V.	Belgium
ING Bank Slaski S.A. Katowicach	Poland
ING Bank Deutschland A.G.	Germany
ING Financial Holdings Corporation	U.S.A.
ING Trust (Antilles) N.V.	Netherlands Antilles
ING Middenbank Curaçao N.V.	Netherlands Antilles
ING Vysya Bank Ltd.	India
ING Direct N.V.	Canada, Germany, Spain, Australia,
France, USA, Italy, UK

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Companies acquired in 2006:

	ABN AMRO
	Asset
	Management		Summit	Total
	Taiwan, Ltd	Appleyard	REIT	acquisitions
General
Primary line of business	Insurance	Bank	Bank

Date of acquisition	October 27, 2006	July 1, 2006	October 5, 2006

Percentage of voting shares acquired	100%	100%	56%

Purchase price
Purchase price	65	110	2,132	2,307

Cash purchase price	65	110	2,132	2,307

Cash in company acquired	19			19

Cash outflow / inflow on acquisition	46	110	2,132	2,288

Assets
Cash assets	23			23
Investments	2		2,132	2,134
Amounts due from banks	1			1
Financial assets at fair value through profit and loss	2		793	795
Miscellaneous other assets		332	34	366

Liabilities
Amounts due to banks		238		238
Miscellaneous other liabilities	4	52	73	129

Net assets	24	42	2,886	2,952
Minority interests			754	754

Net assets acquired	24	42	2,132	2,198

Goodwill recognized1)	41	54		95

Profit since date of acquisition	(1)	1	8	8
Revenue if acquisition effected at start of year	2	33	131	166

1)	Goodwill recognized in 2006 on immaterial acquisitions and real estate portfolios was EUR 74 million, resulting in total Goodwill recognized in 2006 of EUR 169 million as disclosed in Note 9 Intangible assets.
In July 2006 ING acquired 100% of Appleyard Vehicles Contracts, a U.K. based car leasing company. The purchase price paid for Appleyard was EUR 110 million.
In October 2006 ING acquired 56% of Summit Real Estate Investment Trust (Summit REIT) for an amount of EUR 2,132 million. Summit REIT owns a portfolio of high-quality light industrial properties in major markets across Canada.
In October 2006 ING acquired 100% of ABN AMRO Asset Management (Taiwan) Ltd, a registered Securities Investment Trust Enterprise, for EUR 65 million. The purchase will strengthen ING’s existing position as the Taiwanese largest overall asset manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Companies disposed of in 2006

		Deutsche
	Williams	Hypotheken-	Degussa	Total
	de Broë	bank AG	Bank	disposals
General
Primary line of business	Bank	Bank	Bank

Sales proceeds
Sales proceeds	19	275	195	489

Cash proceeds	19	275	195	489

Cash in company disposed		11	27	38

Cash outflow / inflow on disposal	19	264	168	451

Assets
Cash assets		11	27	38
Investments		9,556		9,556
Loans and advances to customers	228	16,884	2,334	19,446
Amounts due from banks	14	5,928	187	6,129
Financial assets at fair value through profit and loss	5	3,280	162	3,447
Miscellaneous other assets	27	747	163	937

Liabilities
Amounts due to banks	64	2,439	198	2,701
Customer deposits and other funds on deposit		8,984	2,184	11,168
Miscellaneous other liabilities	198	24,541	286	25,025

Net assets	12	442	205	659
% disposed	100%	84%	100%

Net assets disposed	12	370	205	587

In June 2006 ING sold its U.K. brokerage unit Williams de Broë Plc for EUR 22 million. The sale is part of ING Group’s strategy to focus on core businesses. The result on the sale is subject to closing adjustments.
In September 2006 ING sold its 87.5% stake in Deutsche Hypothekenbank AG, a publicly listed mortgage bank in Germany, as part of ING’s strategy to focus on its core business. The sale resulted in a loss of EUR 83 million.
In December 2006 ING sold its stake in Degussa Bank, a unit of ING-DiBa specialising in worksite banking for private customers. The sale results in a loss of EUR 23 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Companies acquired and disposed of in 2005:

		Acquisition	Total	Disposal of	Disposal of
	Acquisition	of New	acquisi-	Baring Asset	Life of	Total
	of Eural	Zealand	tions	Management	Georgia	disposals
General
Primary line of business	Bank	Life Insurance		Bank	Life Insurance

Purchase price
Purchase price	83	98	181	663	235	898
Cash in company acquired / disposed					118	118

Cash outflow / inflow on acquisition / disposal	83	98	181	663	353	1,016

Assets
Investments	1,535		1,535		1,809	1,809
Loans and advances to customers	819		819	2,196		2,196
Amounts due from banks	286		286	1,419		1,419
Miscellaneous other assets	65	151	216	696		696

Liabilities
Insurance and investment contracts					1,503	1,503
Amounts due to banks	7		7	68		68
Customer deposits and other funds on deposit	1,384		1,384	2,470		2,470
Miscellaneous other liabilities	1,231		1,231	910		910

Net assets	83	151	234	863	306	1,169
Minority interest

Net assets acquired	83	151	234	863	306	1,169

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
In March 2005, ING Group finalized the sale of Barings Asset Management to MassMutual Financial Group and Northern Trust Corp. The sale resulted in a net gain of EUR 254 million.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
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
In December 2005 ING Group sold Arenda Holding BV to ZBG, a Dutch private equity firm. Arenda is a provider of consumer finance products.
Companies acquired and disposed of in 2004:

	Acquisition of	Other	Total	Disposal	Other	Total
	Allianz Canada	aquisitions	acquisitions	of BHF	disposals	disposals
General
Primary line of business	Non-life	Bank		Bank	Bank/
	Insurance				Insurance

Purchase price
Purchase price	283	1,896	2,179	362	970	1,332
Cash in company acquired / disposed	532		532

Cash outflow / inflow on acquisition / disposal	(249)	1,896	1,647	362	970	1,332

Assets
Investments		4,822	4,822	7,451	3,165	10,616
Loans and advances to customers		596	596
Financial assets at fair value through profit and loss				4,000	313	4,313

Miscellaneous other assets	944	2,196	3,140	4,374	1,752	6,126

Liabilities
Amounts due to banks				5,041	274	5,315
Customer deposits and other funds on deposit		3,759	3,759	8,228	2,748	10,976
Miscellaneous other liabilities	1,006	63	1,069	1,622	(144)	1,478

Net assets	(62)	3,792	3,730	934	2,352	3,286
Minority interest

Net assets acquired	(62)	3,792	3,730	934	2,352	3,286

In 2004, ING Group sold most of the German banking units of ING BHF-Bank. The transaction includes ING BHF-Bank’s asset management, private banking, financial markets and core corporate banking business. The value of the transaction amounted to EUR 600 million.
In 2004, ING Group acquired Allianz’s property and casualty insurance operations in Canada. The goodwill amounted to EUR 48 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In 2004, ING Group reduced its shareholding in ING Canada Inc from 100% to 72.9% by an initial public offering of 34,880,000 common shares of ING Canada Inc. The gross proceeds amounted to EUR 552 million. In 2005, the underwriting syndicate exercized its option to buy an additional 5,232,000 common shares, reducing the shareholding of ING Group to 70%.
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
In 2004, ING Group sold its non-life insurance business in Australia to QBE Insurance Group. The value of the transaction amounted to EUR 431 million.
29	LEGAL PROCEEDINGS
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
These legal proceedings include a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (‘Fertinal’) against ING Comercial América (now known as Seguros ING S.A. de C.V. and referred to hereinafter as ‘Seguros’), a wholly owned subsidiary of ING Group. Fertinal claims EUR 228 million (USD 300 million), the maximum coverage under the insurance policy of their mining operations. A judge in Mexico ruled in favour of Fertinal. This decision was appealed to a Mexican Court of Appeal, which reduced the judgment to EUR 71 million (USD 94 million), plus interest. This decision has been appealed by all parties involved. Fertinal has also made criminal complaints alleging fraud against certain Seguros current and former employees. In addition to the claim by Fertinal, Seguros also has been the subject of complaints and suits concerning the performance of certain interest sensitive life insurance products. Both the claim by Fertinal and these matters are being defended vigorously; however, at this time, we are unable to assess their final outcome.
Recently, the issue of amongst others the costs charged by the insurance industry to customers in respect of universal life insurance products (commonly referred to as beleggingsverzekeringen, beleggingspolissen or beleggingshypotheken) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. The Dutch insurance industry (including subsidiaries of ING Groep N.V., primarily Nationale-Nederlanden) sold these products to customers either directly or through intermediaries. The concern being publicly voiced in respect of these products is that the Dutch insurance industry has not been sufficiently transparent towards its customers as to the costs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
charged to the customers, and that costs in respect of certain of these products may have been unfairly high. If, in the future, legal proceedings would be instituted, individually or collectively, against Dutch insurance companies in relation to these products, such legal proceedings could also be instituted against Nationale-Nederlanden or other subsidiaries of ING Groep N.V. involved. No legal proceedings have as yet been lodged against any subsidiary of ING Groep N.V. Discussions are ongoing between the insurance industry and consumer organizations.
Like many other companies in the mutual funds, suppliers of brokerage and investment products and insurance industries, several of our companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compenzation, conflicts of interest, anti-competitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. We believe that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
30	DIVIDEND RESTRICTIONS
In addition to the restrictions in respect of minimum capital and solvency requirements that are imposed by industry regulators in the countries in which subsidiaries operate, other limitations exist in certain countries. The most significant restrictions for ING Group relate to the insurance operations located in the United States, which are subject to limitations on the payment of dividends to the parent company imposed by the Insurance Commissioner of the state of domicile. For life, accident and health subsidiaries, dividends are generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations. For the property and casualty subsidiaries, dividends are limited to a specified percentage of the previous year’s shareholders’ equity or previous year’s net investment gains, which varies by state. Dividends paid in excess of these limitations require prior approval of the Insurance Commissioner of the state of domicile.
The management of ING Group does not believe that these limitations will affect the ability of ING Group to pay dividends to its shareholders in the future.
31	JOINT VENTURES
Joint ventures are included proportionally in the consolidated financial statements as follows:

	Interest
2006	held (%)	Assets	Liabilities	Income	Expenses
ING Australia Ltd	51	8,617	8,266	402	295
Postkantoren B.V.	50	168	137	219	220
KB Life	49	292	279	167	166
JV New Zealand Business	51	132	28	38	29
Pacific-Aetna Life Insurance/Shanghai Branch	50	136	106	37	36

Total		9,345	8,816	863	746

	Interest
2005	held (%)	Assets	Liabilities	Income	Expenses
ING Australia Ltd	51	7,932	7,527	357	257
Postkantoren B.V.	50	169	132	241	238
KB Life	49	160	148	97	96
JV New Zealand Business	51	151	48	10	6
Pacific-Aetna Life Insurance/Shanghai Branch	50	114	96	38	39

Total		8,526	7,951	743	636

ING and ANZ, one of Australia’s major banks, formed a funds management and life insurance joint venture in Australia. The joint venture, ING Australia Ltd, is owned 51 % by ING and 49% by ANZ.
32 RELATED PARTIES
In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis.
Transactions with joint ventures and associates:

	Joint ventures		Associates
	2006	2005	2006	2005
Receivables	267	344	846	413
Liabilities	85	99	57	35
Guarantees issued in favour of			4	3
Income received from and expenses paid to joint ventures were EUR 14 million and EUR 64 million respectively (2005: EUR 25 million and EUR 71 million respectively) and income received from and expenses paid to associates were EUR 154 million and EUR 1 million respectively (2005: EUR 91 million and EUR 1 million respectively).
Transactions with ING Verzekeringen N.V. and ING Bank N.V.

	ING Verzekeringen N.V.		ING Bank N.V.
	2006	2005	2006	2005
Receivables	2,604	1,908	6,190	6,257
Liabilities	35	35	121	496
Guarantees issued in favour of				3

Expenses paid	5	2	33	97
Income received	120	43	367	72
Transactions with key management personnel (Executive Board and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail in the remuneration report in the annual report. For the post-employment benefit plans see Note 21 Other liabilities.
Key management personnel compensation:

	Amounts in thousands of euros
	Executive Board		Supervisory Board		Total
	2006	2005	2006	2005	2006	2005
Base salary and short-term bonus	18,250	12,514	578	549	18,828	13,063
Pension costs	7,195	3,088			7,195	3,088
Fair market value of long-term incentives	8,576	5,274			8,576	5,274

Total compensation	34,021	20,876	578	549	34,599	21,425

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loans and advances to key management personnel:

	Amounts in thousands of euros
	Amount outstanding		Average Interest
	December 31		Rate		Repayments
	2006	2005	2006	2005	2006	2005
Executive Board members	2,023	699	4.3%	4.2%	20	74
Supervisory Board members		1,588		4.7%

Total	2,023	2,287			20	74

The total number of stock options on ING Groep N.V. shares held by the Executive Board members amounted to 2,176,641 at December 31, 2006 (2005: 1,271,640). As at December 31, 2006, members of the Executive Board held 80,055 ING Groep N.V. shares (2005: 1,125,023). Part of these shares are held in a trust. As at December 31, 2006, members of the Supervisory Board held 15,370 ING Groep N.V. shares (2005: 15,490).
33 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented hereunder does not represent, and should not be construed as representing, the underlying value of ING Group.

	Estimated fair value		Balance sheet value
	2006	2005	2006	2005
Financial assets
Cash and balances with central banks	14,326	13,084	14,326	13,084
Amounts due from banks1)	39,861	48,250	39,591	47,466
Financial assets at fair value through profit and loss
– trading assets	193,977	149,187	193,977	149,187
– investments for risk of policyholders	110,547	100,961	110,547	100,961
– non-trading derivatives	6,521	7,766	6,521	7,766
– designated as at fair value through profit and loss	6,425	10,230	6,425	10,230
Investments
– available-for-sale	293,921	305,707	293,921	305,707
– held-to-maturity	17,494	19,466	17,660	18,937
Loans and advances to customers1)	461,835	434,829	461,350	427,189
Other assets2)	27,969	27,462	27,969	27,462

	1,172,876	1,116,942	1,172,287	1,107,989

Financial liabilities
Preference shares	215	296	215	296
Subordinated loans	6,439	7,779	6,014	6,096
Debt securities in issue	78,265	81,757	78,133	81,262
Other borrowed funds	31 ,052	32,259	29,639	32,252
Investment contracts for risk of company	7,505	7,223	7,505	7,223
Investment contracts for risk of policyholders	13,245	11,410	13,245	11,410
Amounts due to banks	121,680	122,064	120,839	122,234
Customer deposits and other funds on deposit	496,077	466,982	496,680	465,712
Financial liabilities at fair value through profit and loss
– trading liabilities	127,975	92,058	127,975	92,058
– non-trading derivatives	4,934	6,248	4,934	6,248
– designated as at fair value through profit and loss	13,702	11,562	13,702	11,562
Other liabilities3)	30,496	29,285	30,496	29,285

	931,585	868,923	929,377	865,638

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

1)	Amounts due from banks and Loans and advances to customers do not include finance lease receivables.

2)	Other assets do not include (deferred) tax assets.

3)	Other liabilities do not include (deferred) tax liabilities, pension liabilities, insurance provisions and other provisions.
The estimated fair values correspond with the amounts at which the financial instruments could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s-length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Because substantial trading markets do not exist for all of these financial instruments various techniques have been developed to estimate their approximate fair values. These techniques are subjective in nature and involve various assumptions about the discount rate and the estimates of the amount and timing of the anticipated future cash flows. Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.
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
Financial assets at fair value through profit and loss
The fair values of securities in the trading portfolio and other assets at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings.
Investments
The fair values of equity securities are based on quoted market prices or, if unquoted, on estimated market values generally based on quoted prices for similar securities. Fair values for fixed interest securities are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated using values obtained from private pricing services or by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment.
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
The fair values of mortgage loans are estimated by discounting future cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. The fair values of fixed-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying values of variable rate policy loans approximate their fair value.
Other assets
The carrying amount of other assets is not materially different to their fair value.
FINANCIAL LIABILITIES
Subordinated loans
The fair value of the subordinated loans is estimated using discounted cash flows based on interest rates that apply to similar instruments.
Investment contracts
For investment contracts the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.
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
Financial liabilities at fair value through profit and loss
The fair values of securities in the trading portfolio and other liabilities at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties’ credit standings.
Debt securities in issue and other borrowed funds
The fair value of debt securities in issue and other borrowed funds is estimated using discounted cash flows based on current market interest rates for these instruments.
Other liabilities
The carrying amount of other liabilities are stated at their book value which is not materially different to their fair value.
The fair values of the financial instruments carried at fair value were determined as follows:

		Valuation	Valuation
	Published	technique	technique not
	price	supported by	supported by
2006	quotations	market inputs	market inputs	Total
Assets
Trading assets	113,758	42,718	37,501	193,977
Investments for risk of policyholders	109,465	813	269	110,547
Non-trading derivatives	2,611	2,671	1,239	6,521
Financial assets designated at fair value through profit and loss	4,343	1,036	1,046	6,425
Available-for-sale investments	219,967	73,230	724	293,921

	450,144	120,468	40,779	611,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

		Valuation	Valuation
	Published	technique	technique not
	price	supported by	supported by
2006	quotations	market inputs	market inputs	Total
Liabilities
Trading liabilities	87,374	40,601		127,975
Non-trading derivatives	1,833	2,672	429	4,934
Financial liabilities designated at fair value through profit and loss	10,914	2,788		13,702
Investment contracts (for contracts carried at fair value)	13,235		10	13,245

	113,356	46,061	439	159,856

The total amount of changes in fair value estimated using a valuation technique recognized in net profit in 2006 was EUR 307 million for techniques supported by market inputs and EUR 19 million for techniques not supported by market inputs.
Sensitivities of fair values
Reasonably likely changes in the assumptions used in the valuation techniques not supported by recent market transactions would not have a significant impact on net profit.
34 REGULATORY REQUIREMENTS
ING Bank
Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (the Basel Committee) and European Union Directives, as implemented by the Dutch Central Bank (DNB) for supervisory purposes. The minimum Tier-1 ratio is 4% and the minimum total capital ratio (known as the ‘BIS ratio’) is 8% of all risk-weighted assets, including off-balance sheet items and market risk associated with trading portfolios.
Capital position of ING Bank:

	2006	2005
Shareholders’ equity (parent)	21,298	21,331
Minority interests	1,204	482
Subordinated loans qualifying as Tier-1 capital1)	5,726	5,764
Goodwill	(136)	(77)
Minority interest Record Bank	162	170
Revaluation reserve2)	(2,470)	(4,262)

Core capital — Tier-1	25,784	23,408

Supplementary capital — Tier-2	12,367	11,605
Available Tier-3 funds	329	363
Deductions	(1,251)	(650)

Qualifying capital	37,229	34,726

Risk-weighted assets	337,926	319,653

Tier-1	7.63%	7.32%
BIS ratio	11.02%	10.86%

1)	subordinated loans qualifying as Tier-1 capital have been placed by ING Groep N.V. with ING Bank N.V

2)	revaluation reserve is deducted as it is not part of Tier-1 capital (included in Tier-2) and includes the cumulative revaluations on real estate investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Insurance
European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The capital position of ING Insurance has been measured on the basis of this European Union requirement.
Capital position of ING Insurance:

			Non-Insurance
	Total ING		companies, core debt		Insurance
	Verzekeringen N.V.		& other eliminations		companies
	2006	2005	2006	2005	2006	2005
Available capital	25,505	22,541	(2,696)	(2,579)	28,201	25,120
Required capital	9,296	8,851			9,296	8,851

Surplus capital	16,209	13,690			18,905	16,269

Ratio of available versus required capital	274%	255%			303%	284%
In line with the final reporting to the supervisor, the 2005 split between Insurance companies and Non-Insurance companies, core debt and other eliminations has been adjusted. There is no impact on Total ING Verzekeringen N.V.
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
For regulatory purposes certain (external) subordinated loans of ING Bank N.V. and ING Verzekeringen N.V. are included. The protocol was reflected in Dutch law as of January 1, 2007, without significant modifications.
Regulatory required capital ING Group:

	2006	2005
Shareholders’ equity (parent)	38,266	36,736
Excluding: Revaluation reserves	(3,066)	(6,304)
Preference shares	215	296
Preference shares issued by group companies	1,138	1,269
Goodwill	(286)	(173)
Subordinated loans	6,253	6,318

Capital base ING Group	42,520	38,142

Subordinated loans ING Bank N.V. (included in Tier-2)	11,110	10,304
Subordinated loans ING Verzekeringen N.V	2,250	4,052

Capital base including subordinated loans	55,880	52,498

Required capital banking operations	27,034	25,572
Required capital insurance operations	9,296	8,851

Surplus capital	19,550	18,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.5. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
35 INTEREST RESULT BANKING OPERATIONS

	2006	2005	2004
Interest income on loans	21,970	18,912	15,846
Interest income on impaired loans	13	(23)	(84)

Total interest income on loans	21,983	18,889	15,762

Interest income on available-for-sale securities	6,989	5,989	6,175
Interest income on held-to-maturity securities	755	639
Interest income on trading portfolio	21,414	15,237	883
Interest income on non-trading derivatives	5,231	5,658
Other interest income	2,798	1,764	2,628

Interest income banking operations	59,170	48,176	25,448

Interest expense on deposits by banks	3,559	2,371	1,351
Interest expense on customer deposits and other funds on deposit	15,107	11,960	9,440
Interest expense on debt securities	3,173	2,911	2,688
Interest expense on subordinated loans	1,132	1,126	892
Interest on trading liabilities	18,821	13,369
Interest on non-trading derivatives	5,159	5,821
Other interest expense	3,027	1,551	2,336

Interest expense banking operations	49,978	39,109	16,707

Interest result banking operations	9,192	9,067	8,741

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

	In percentages
	2006	2005	2004
Interest margin	1.06	1.16	1.22
In 2006, the growth of the average total assets caused an increase of the interest margin amounting to EUR 1,040 million (2005: EUR 1,214 million; 2004: EUR 1,183 million). The decrease of the interest margin by 10 basis points caused a decrease of the interest result with EUR 867 million (in 2005 the decrease of the interest margin by 6 basis points caused a decrease of the interest result with EUR 345 million; in 2004 the decrease of the interest margin by 9 basis points caused a decrease of the interest result with EUR 453 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
36 GROSS PREMIUM INCOME

	2006	2005	2004
Gross premium income from life insurance policies	40,502	39,145	36,975
Gross premium income from non-life insurance policies	6,333	6,613	6,642

	46,835	45,758	43,617

Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.
Effect of reinsurance on premiums written:

	Non-life			Life			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Direct premiums written gross	6,279	6,556	6,592	38,838	37,644	35,532	45,117	44,200	42,124
Reinsurance assumed premiums written gross	54	57	50	1,664	1,501	1,443	1,718	1,558	1,493

Total gross premiums written	6,333	6,613	6,642	40,502	39,145	36,975	46,835	45,758	43,617

Reinsurance ceded	339	526	756	2,004	2,031	1,619	2,343	2,557	2,375

	5,994	6,087	5,886	38,498	37,114	35,356	44,492	43,201	41,242

Effect of reinsurance on non-life premiums earned:

	2006	2005	2004
Direct premiums earned, gross	6,248	6,712	6,492
Reinsurance assumed premiums earned, gross	58	57	50

Total gross premiums earned	6,306	6,769	6,542

Reinsurance ceded	377	636	729

	5,929	6,133	5,813

Gross premium income from life insurance policies:

	Own account			Reinsurers’share			Gross
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Insurance contracts for risk of company	19,563	19,086	18,336	944	808	783	20,507	19,894	19,119
Insurance contracts for risk of policyholders	18,180	17,691	16,360	151	59	53	18,331	17,750	16,413

Total direct business	37,743	36,777	34,696	1,095	867	836	38,838	37,644	35,532

Indirect business	755	337	660	1,020	2,016	1,430	1,775	2,353	2,090

	38,498	37,114	35,356	2,115	2,883	2,266	40,613	39,997	37,622

Eliminations				111	852	647	111	852	647

	38,498	37,114	35,356	2,004	2,031	1,619	40,502	39,145	36,975

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Premiums written from direct life business:

	Insurance contracts			Insurance contracts
	for risk of company			for risk of policy holders
	Own	Reinsurers’		Own	Reinsurers’
2006	account	share	Gross	account	share	Gross
Periodic premiums
Individual policies
– without profit sharing	7,231	1,747	8,978	4,804	11	4,815
– with profit sharing	2,396	106	2,502

	9,627	1,853	11,480	4,804	11	4,815

Group policies
– without profit sharing	3,787	(926)	2,861	6,709	16	6,725
– with profit sharing	662	13	675

	4,449	(913)	3,536	6,709	16	6,725

Total periodic premiums	14,076	940	15,016	11,513	27	11,540

Single premiums
Individual policies
– without profit sharing	2,048	1	2,049	4,427	113	4,540
– with profit sharing	2,326		2,326

	4,374	1	4,375	4,427	113	4,540

Group policies
– without profit sharing	753		753	2,240	11	2,251
– with profit sharing	360	3	363

	1,113	3	1,116	2,240	11	2,251

Total single premiums	5,487	4	5,491	6,667	124	6,791

Total life business premiums	19,563	944	20,507	18,180	151	18,331

Total single premiums includes EUR 313 million in 2006 (2005: EUR 520 million; 2004: EUR 457 million) from profit sharing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Premiums written from direct life business:

	Insurance contracts			Insurance contracts
	for risk of company			for risk of policy holders
	Own	Reinsurers’		Own	Reinsurers’
2006	account	share	Gross	account	share	Gross
Periodic premiums
Individual policies
– without profit sharing	8,689	679	9,368	3,841	2	3,843
– with profit sharing	2,389	49	2,438

	11,078	728	11,806	3,841	2	3,843
Group policies
– without profit sharing	2,364	66	2,430	6,234	24	6,258
– with profit sharing	680	10	690

	3,044	76	3,120	6,234	24	6,258
		—			_

Total periodic premiums	14,122	804	14,926	10,075	26	10,101

Single premiums
Individual policies
– without profit sharing	903	1	904	5,663	22	5,685
– with profit sharing	2,965		2,965

	3,868	1	3,869	5,663	22	5,685

Group policies
– without profit sharing	563		563	1,953	11	1,964
– with profit sharing	533	3	536

	1,096	3	1,099	1,953	11	1,964

Total single premiums	4,964	4	4,968	7,616	33	7,649

Total life business premiums	19,086	808	19,894	17,691	59	17,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Premiums written from direct life business:

	Insurance contracts			Insurance contracts
	for risk of company			for risk of policyholders
	Own	Reinsurers’		Own	Reinsurers’
2004	account	share	Gross	account	share	Gross
Periodic premiums
Individual policies
– without profit sharing	5,973	632	6,605	3,565	1	3,566
– with profit sharing	4,139	74	4,213

	10,112	706	10,818	3,565	1	3,566

Group policies
– without profit sharing	2,165	58	2,223	6,616	37	6,653
– with profit sharing	788	14	802

	2,953	72	3,025	6,616	37	6,653

Total periodic premiums	13,065	778	13,843	10,181	38	10,219

Single premiums
Individual policies
– without profit sharing	1,475	1	1,476	4,010	1	4,011
– with profit sharing	2,716		2,716

	4,191	1	4,192	4,010	1	4,011

Group policies:
– without profit sharing	677		677	2,169	14	2,183
– with profit sharing	403	4	407

	1,080	4	1,084	2,169	14	2,183

Total single premiums	5,271	5	5,276	6,179	15	6,194

Total life business premiums	18,336	783	19,119	16,360	53	16,413

Non-life insurance policies by class of business:

					Acquisition	Net
	Gross	Gross	Gross		costs and other	reinsurance	Opera-
	premiums	premiums	claims	Operating	underwriting	income/	tional
2006	written	earned2)	expenses	expenses	expenditure3)	(expenses)	result
Health	687	654	488	62	100	(4)	20
Accident1)	765	772	326	92	129	(5)	389
Third-party liability motor	995	1,006	548	126	228	(10)	256
Other motor	1,550	1,507	838	55	297	8	378
Marine and aviation	81	90	34	11	18	(17)	14
Fire and other property losses	1,589	1,580	830	155	445	(51)	155
General liability	420	423	174	52	119	(18)	156
Credit and suretyship	56	59	3	9	11	(11)	27
Legal assistance	30	32	9	8	8		8
Miscellaneous financial losses	106	125	60	16	21	(3)	56
Indirect business	54	58	17	3	15	(10)	32

	6,333	6,306	3,327	589	1,391	(121)	1,491

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

1)	Including disability insurance products.

2)	Excluding reinsurance.

3)	Including other underwriting income.

					Acquisition costs	Net
	Gross	Gross	Gross		and other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
2005	written	earned2)	expenses	expenses	expenditure3)	(expenses)	result
Health	1,154	1,118	915	144	122	32	92
Accident1)	780	803	470	128	98	(7)	268
Third-party liability motor	927	946	544	132	118	(10)	272
Other motor	1,442	1,467	723	170	240	12	379
Marine and aviation	109	127	56	17	17	(26)	11
Fire and other property losses	1,503	1,551	1,287	242	324	365	101
General liability	406	408	156	88	85	(16)	137
Credit and suretyship	61	64	24	13	10	(11)	10
Legal assistance	40	40	22	13	6
Miscellaneous financial losses	134	188	158	25	24	1	17
Indirect business	57	57	44	6	15	12	22

	6,613	6,769	4,399	978	1,059	352	1,309

1)	Including disability insurance products.

2)	Excluding reinsurance.

3)	Including other underwriting income.

					Acquisition	Net
	Gross	Gross	Gross		costs and other	reinsurance
	premiums	premiums	claims	Operating	underwriting	income/	Operational
2004	written	earned2)	expenses	expenses	expenditure3)	(expenses)	result
Health	1,097	1,078	785	127	169	(50)	77
Accident1)	872	857	507	125	111	5	271
Third-party liability motor	840	839	556	106	94	(10)	94
Other motor	1,335	1,344	663	161	204	(5)	362
Marine and aviation	141	142	55	18	22	(38)	9
Fire and other property losses	1,489	1,495	681	228	306	(135)	156
General liability	438	430	228	69	89	(46)	20
Credit and suretyship	57	54	3	10	10	(14)	20
Legal assistance	35	35	25	13	6		(8)
Miscellaneous financial losses	288	217	109	22	28	(49)	509
Indirect business	50	51	24	4	(49)	(5)	99

	6,642	6,542	3,636	883	990	(347)	1,609

1)	Including disability insurance products.

2)	Excluding reinsurance.

3)	Including other underwriting income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
37 INVESTMENT INCOME

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Income from real estate investments	184	206	287	134	194	248	318	400	535
Dividend income	604	479	425	84	71	151	688	550	576

	788	685	712	218	265	399	1,006	950	1,111

Income from investments in debt securities	6,359	5,757	5,302				6,359	5,757	5,302
Income from loans
– personal loans	200	259	332				200	259	332
– mortgage loans	1,640	1,695	1,664				1,640	1,695	1,664
– policy loans	212	223	171				212	223	171
– other	345	406	626	18	12		363	418	626

Income from investments in debt securities and loans	8,756	8,340	8,095	18	12		8,774	8,352	8,095

Realized gains/losses on disposal of debt securities	(56)	245		93	60		37	305

Impairments of available-for-sale debt securities	36	34					36	34

Realized gains/losses and impairments of debt securities	(20)	279		93	60		73	339

Realized gains/losses on disposal of equity securities	772	511	604	149	171		921	682	604

Reversals/Impairments of available-for-sale equity securities	(25)	(46)		(17)	(45)	45	(42)	(91)	45

Realized gains/losses and impairments of equity securities	747	465	604	132	126	45	879	591	649

Change in fair value of real estate investments	108	143	137	67	59	62	175	202	199

Investment income	10,379	9,912	9,548	528	522	506	10,907	10,434	10,054

38 COMMISSION INCOME
Fee and commission income:

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Funds transfer				704	645	620	704	645	620
Securities business				1,064	905	946	1,064	905	946
Insurance broking	992	890	136	171	115	136	1,163	1,005	272
Management fees	1,723	1,420	1,156	944	787	869	2,667	2,207	2,025
Brokerage and advisory fees	88	167		207	152	140	295	319	140
Other	270	119	1,032	704	645	624	974	764	1,656

	3,073	2,596	2,324	3,794	3,249	3,335	6,867	5,845	5,659

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Fee and commission expenses:

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Funds transfer				140	56	45	140	56	45
Securities business				347	264	281	347	264	281
Insurance broking	551	500	19				551	500	19
Management fees	805	686	686	204	139	103	1,009	825	789
Brokerage and advisory fees	7	10		2	6	1	9	16	1
Other	75	54	419	420	383	326	495	437	745

	1,438	1,250	1,124	1,113	848	756	2,551	2,098	1,880

39 VALUATION RESULTS ON NON-TRADING DERIVATIVES

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Change in fair value of derivatives relating to:
– fair value hedges	(162)	87		203	(425)		41	(338)
– cash-flow hedges (ineffective portion)				(7)	(1)		(7)	(1)
– hedges of net investment in foreign entities (ineffective portion)	(12)	(16)					(12)	(16)
– other non-trading derivatives	(85)	(152)		391	296		306	144

Net result on non-trading derivatives	(259)	(81)		587	(130)		328	(211)

Change in fair value of assets and liabilities (hedged items)	211	(98)		(203)	467		8	369
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)				(247)	(111)		(247)	(111)

Net valuation results	(48)	(179)		137	226		89	47

No figures are presented for 2004 as IAS 39 was adopted from January 1, 2005.
40 NET TRADING INCOME

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Results from securities trading	159	84	323	(804)	660	365	(645)	744	688
Results from foreign exchange transactions	120	(87)	(72)	282	378	566	402	291	494
Other	(7)	9	12	1,422	(618)	(306)	1,415	(609)	(294)

	272	6	263	900	420	625	1,172	426	888

Results from securities trading includes the results of making markets in instruments such as government securities, equity securities, corporate debt securities, money-market instruments, and interest rate derivatives such as swaps, options, futures and forward contracts. Results from foreign currency exchange transactions include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities.
The portion of trading gains and losses for the year ended December 31, 2006 that related to trading securities still held at December 31, amounts to EUR (121) million (2005: EUR 7 million; 2004: EUR 154 million). The majority of the risks involved in the security and currency trading is economically hedged with derivatives.

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The results on security trading is partly offset by results on these derivatives. The result of these derivatives is included in Other and amounts to EUR 1,662 million.
41 OTHER INCOME

	Insurance operations					Banking operations				Total
	2006	2005		2004	2006	2005	2004	2006	2005	2004
Operating lease income					66	72	112	66	72	112
Negative goodwill							26			26
Other	(5)	149	150		410	489	238	405	638	388

	(5)	149	150		476	561	376	471	710	526

42 UNDERWRITING EXPENDITURE

	2006	2005	2004
Gross underwriting expenditure	53,065	54,594	48,925
Investment income for risk of policyholders	(2,702)	(5,074)	(2,309)
Reinsurance recoveries	(2,175)	(2,400)	(1,232)

Underwriting expenditure	48,188	47,120	45,384

Underwriting expenditure by class:

	2006	2005	2004
Expenditure from life underwriting
Reinsurance and retrocession premiums	2,004	2,031	1,619
Gross benefits	26,234	22,129	25,774
Reinsurance recoveries	(1,705)	(1,625)	(929)
Change in life insurance provisions for risk of company	13,420	14,650	11,098
Costs of acquiring insurance business	1,083	1,060	1,324
Other underwriting expenditure	439	364	713
Profit sharing and rebates	801	2,214	684

	42,276	40,823	40,283

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	339	526	756
Gross claims	3,848	4,343	3,598
Reinsurance recoveries	(470)	(775)	(303)
Change in provision for unearned premiums	65	(46)	73
Change in claims provision	(209)	(49)	58
Costs of acquiring insurance business	1,043	1,012	951
Other underwriting expenditure	(71)	(52)	(32)

	4,545	4,959	5,101

Expenditure from investment contracts
Costs of acquiring investment contracts	31	53
Profit sharing and rebates	64	17
Other changes in investment contract liabilities	1,272	1,268

	1,367	1,338
	48,188	47,120	45,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Profit sharing and rebates:

	2006	2005	2004
Distributions on account of interest or underwriting results	458	1,824	313
Bonuses added to policies	369	379	371
Deferred profit sharing expense	(26)	11

	801	2,214	684

Underwriting expenditure includes an amount of EUR 4,141 million in 2006 (2005: EUR 3,956 million; 2004: EUR 4,258 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred acquisition costs amounted to EUR 1,444 million in 2006 (2005: EUR 1,475 million; 2004: EUR 2,031 million).
Expenditure from Life underwriting includes an amount of EUR 181 million in 2006 (2005: EUR 220 million; 2004: EUR 100 million) in relation to reserve strengthening for Insurance Asia/Pacific as further described under Segment reporting.
The investment income and valuation results regarding investments for risk of policyholders of EUR 2,702 million (2005: EUR 5,074 million; 2004: EUR 2,309 million) has not been recognized in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but is recognized in Underwriting expenditure together with the equal amount of change in insurance provisions for risk of policyholders.
ING transferred part of their life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognized in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million is being amortized over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortized in 2006 was EUR 32 million (2005: EUR 34 million). The cumulative amortization as at December 31, 2006 was EUR 66 million (2005: EUR 34 million).
43 OTHER IMPAIRMENTS
Other impairment losses and reversals of impairments recognized in the profit and loss account:

					Reversals of
	Impairment losses				impairments				Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Property and equipment	(1)	82	22	(4)	(27)		(5)	55	22
Property under development for third parties	19						19
Associates	3						3
Other intangible assets	10	21					10	21

	31	103	22	(4)	(27)		27	76	22

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on Investments are presented under Investment income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
44 STAFF EXPENSES
Staff expenses:

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Salaries	2,012	2,038	1,928	3,480	3,286	3,308	5,492	5,324	5,236
Pension and other staff related liability costs	79	143	144	206	256	484	285	399	628
Social security costs	196	214	191	444	444	426	640	658	617
Share-based compensation arrangements	54	36	19	58	33	57	112	69	76
Other staff costs	457	470	404	932	726	706	1,389	1,196	1,110

	2,798	2,901	2,686	5,120	4,745	4,981	7,918	7,646	7,667

Pension and other staff related benefits costs:

				Post-retirement benefits
	Pension benefits			other than pensions					Other			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Current service cost	417	477	434	13	42	31	23	32	6	453	551	471
Past service cost	18	192		(1)			1	5		18	197
Interest cost	703	643	699	11	40	35	7	35	14	721	718	748
Expected return on assets	(820)	(710)	(686)					(22)	(11)	(820)	(732)	(697)
Amortization of unrecognized past service cost				(5)						(5)

Amortization of unrecognized actuarial (gains)/losses	22									22

Effect of curtailment or settlement	(6)	(12)	(3)	(147)	(396)		4	(3)		(149)	(411)	(3)

Defined benefit post-employment plans	334	590	444	(129)	(314)	66	35	47	9	240	323	519

Defined contribution plans										45	76	109

										285	399	628

Remuneration of Senior Management, Executive Board and Supervisory Board
The information on share based payment plans and remuneration of the members of the Executive Board and the Supervisory Board is included in the remuneration report in the annual report. This information is considered to be an integral part of the audited annual accounts.
Stock option and share plans
ING Group has granted option rights on ING Group shares and conditional rights on depository receipts (share awards) for ING shares to a number of senior executives (members of the Executive Board, general managers and other officers nominated by the Executive Board), to all ING Group staff in the Netherlands and to a considerable number of employees outside the Netherlands. The purpose of the option and share schemes, apart from promoting a lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.
ING Group holds its own shares in order to fulfil the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2006, 52,722,755 own shares (2005: 38,722,934; 2004: 29,427,538) were held in connection with the option

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
plan compared to 74,175,909 options outstanding (2005: 85,128,950, 2004: 81,010,410). As a result the granted option rights were (delta) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge is rebalanced regularly at predetermined points in time.
Exposure arising out of the share plan is not hedged. The obligations with regard to these plans will be funded by issuing own shares. On March 15, 2007 6.5 million own shares were issued in relation to the vesting of share plans.
The option rights are valid for a period of 5 or 10 years. Option rights that are not exercized within this period lapse. Option rights granted will remain valid until expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a certain continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Group shares at the date on which the options are granted.
The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2006 52,100 shares (2005: 73,500) have been granted to the members of the Executive Board and 2,432,686 shares (2005: 2,907,101) have been granted to senior management and other employees remaining in the service of ING Group.
Every year, the ING Group Executive Board will take a decision as to whether the option and share schemes are to be continued and, if so, to what extent.
Changes in option rights outstanding:

				Weighted
				average
	Options outstanding			exercise price
	2006	2005	2004	2006	2005	2004
Opening balance	85,128,950	81,010,410	83,187,633	24.42	24.97	26.39
Granted	13,872,880	15,734,031	13,568,410	32.78	23.28	18.71
Exercized	17,213,518	2,820,253	918,566	20.64	21.15	16.96
Forfeited	1,338,877	298,315	940,054	25.78	23.60	20.05
Expired	6,273,526	8,496,923	13,887,013	25.99	30.26	29.45
	[a]aa[a][a][a][a][a][a][a] [a]
Closing balance	74,175,909	85,128,950	81,010,410	25.99	24.42	24.97

The weighted average share price at the date of exercise for options exercized during 2006 is EUR 32.02.
Changes in option rights nonvested

				Weighted average
		Options nonvested		grant date fair value
	2006	2005	2004	2006	2005	2004
Opening balance	41,407,132	48,317,040	51,392,079	3.65	4.85	6.21
Granted	13,872,880	15,734,031	11,435,785	6.49	3.49	3.55
Vested	15,390,327	22,394,188	14,085,603	4.65	6.11	8.80
Forfeited	1,337,764	249,751	425,221	3.85	3.54	3.64

Closing balance	38,551,921	41,407,132	48,317,040	4.57	3.65	4.85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Summary of stock options outstanding and exercisable
2006

			Weighted	Options	Weighted	Weighted
	Options	Weighted average	average	exercisable as	average	average
Range of exercise	outstanding as at	remaining	exercise	at December	remaining	exercise
price in euros	December 31, 2006	contractual life	price	31, 2006	contractual life	price
0.00 – 15.00	7,953,108	6.18	12.72	7,953,108	6.19	12.72
15.00 – 20.00	10,162,164	7.20	18.69	121,471	6.66	18.49
20.00 – 25.00	14,820,967	8.24	23.25	44,875	5.65	23.12
25.00 – 30.00	19,937,148	4.44	28.73	19,796,024	4.43	28.74
30.00 – 35.00	13,696,046	9.20	32.78	102,034	4.59	32.93
35.00 – 40.00	7,606,476	4.09	35.58	7,606,476	4.16	35.58

	74,175,909			35,623,988

2005

			Weighted	Options		Weighted
	Options	Weighted average	average	exercisable as	Weighted average	average
Range of exercise	outstanding as at	remaining	exercise	at December	remaining	exercise
price in euros	December 31, 2005	contractual life	price	31, 2005	contractual life	price
0.00 – 15.00	16,872,752	7.18	12.71	2,423,643	7.20	12.89
15.00 – 20.00	10,797,877	8.20	18.69	301,461	7.97	18.70
20.00 – 25.00	15,423,891	9.23	23.25	172,095	8.11	23.21
25.00 – 30.00	27,110,926	5.28	28.59	25,901,115	5.21	28.57
30.00 – 35.00	361,530	2.86	33.15	361,530	2.86	33.15
35.00 – 40.00	14,561,974	3.48	35.47	14,561,974	3.48	35.47

	85,128,950			43,721,818

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2006 was EUR 579 million and EUR 264 million, respectively.
As of December 31, 2006 there was EUR 90 million of total unrecognized compenzation costs related to stock options (2005: EUR 50 million; 2004: EUR 24 million). These costs are expected to be recognized over a weighted average period of 1.9 years (2005: 2.0 years; 2004: 1.8 years). Cash received from stock option exercises for the year ended December 31, 2006 was EUR 355 million (2005: nil; 2004: nil).
The fair value of options granted is recorded as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined by using a Monte Carlo simulation. This model takes the risk free interest rate into account (3.55% to 4.04%), as well as the expected life of the options granted (0.5 years to 6.5 years), the exercise price, the current share price (EUR 32.77 – EUR 33.92), the expected volatility of the certificates of ING Group shares (23% - 41%) and the expected dividends yield (3.57% to 3.69%).
Due to timing differences in granting option rights and buying shares to hedge them, an equity difference can occur if shares are purchased at a different price than the exercise price of the options. However, ING Group does not intentionally create a position and occurring positions are closed as soon as possible. If option rights expire, the results on the (sale of) shares which were bought to hedge these option rights are recorded Shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in share awards

				Weighted average
		Share awards		grant date fair value
	2006	2005	2004	2006	2005	2004
Opening balance	6,499,469	3,715,896		22.92	19.38
Granted	2,484,786	2,980,601	3,792,509	29.62	27.50	19.38
Vested	155,522	152,006		22.48	20.26
Forfeited	455,587	45,022	76,613	23.10	24.71	19.37

Closing balance	8,373,146	6,499,469	3,715,896	24.90	22.92	19.38

The fair value of share awards granted is recorded as an expense under staff expenses and is allocated over the vesting period of the share awards. The fair values of share awards have been determined by using a Monte Carlo Simulation based valuation model. The model takes into account the risk free interest rate, the current stock prices, expected volatilities and current divided yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.
As of December 31, 2006 there were EUR 88 million (2005: EUR 81 million; 2004: EUR 51 million) of total unrecognized compenzation costs related to share awards. These costs are expected to be recognized over a weighted average period of 1.8 years (2005: 1.9 years; 2004: 2.2 years).
45 OTHER INTEREST EXPENSES
Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.
Other interest expenses includes EUR 10 million and EUR 101 million dividends paid on preference shares and trust preferred securities (2005: EUR 14 million and EUR 111 million; 2004: nil and EUR 136 million).
Total interest income and total interest expense for items not valued at fair value through profit and loss for 2006 were EUR 41,281 million (2005: EUR 35,632 million) and EUR 27,014 million (2005: EUR 20,888 million) respectively. Net interest income of EUR 16,932 million is presented in the following profit and loss captions.

	2006	2005	2004
Interest result bank 35	9,192	9,067	8,741
Investment income – Insurance 37	8,756	8,340	8,095
Interest expense	1,016	969	1,019

	16,932	16,438	15,817

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
46 OPERATING EXPENSES

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Depreciation of property and equipment	102	113	114	361	376	311	463	489	425
Computer costs	331	319	211	705	669	663	1,036	988	874
Office expenses	629	595	633	634	622	646	1,263	1,217	1,279
Travel and accommodation expenses	102	104	91	139	133	115	241	237	206
Advertising and public relations	177	150	128	722	619	566	899	769	694
External advisory fees	581	505	435	449	356	274	1,030	861	709
Other	572	470	419	878	1,172	1,157	1,450	1,642	1,576

	2,494	2,256	2,031	3,888	3,947	3,732	6,382	6,203	5,763

Addition/(releases) of provision for reorganization and relocation	(16)	38	29	63	86	82	47	124	111

	2,478	2,294	2,060	3,951	4,033	3,814	6,429	6,327	5,874

Operating expenses include lease and sublease payments in respect to operating leases, of EUR 3 million (2005: nil; 2004: nil) in which ING is the lessee.
47 TAXATION

	Netherlands			International					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Current taxation	469	855	1,025	970	388	315	1,439	1,243	1,340
Deferred taxation	95	(2)	212	373	138	157	468	136	369

	564	853	1,237	1,343	526	472	1,907	1,379	1,709

Reconciliation of the statutory income tax rate to ING Group’s effective income tax rate:

	2006	2005	2004
Result before taxation	9,940	8,894	7,740
Statutory tax rate	29.6%	31.5%	34.5%

Statutory tax amount	2,942	2,802	2,670

Associates exemption	(255)	(386)	(460)
Other income not subject to tax	(336)	(222)	(10)
Expenses not deductible for tax purposes	121	37	1
Differences caused by different foreign tax rates	(78)	29	(120)
Adjustment to prior periods	(41)	(77)
Change in tax rates	(170)	(2)
Deferred tax benefit from previously unrecognized amounts	(30)	(413)
Current tax benefit from previously unrecognized amounts	(278)	(418)
Write down/reversal of deferred tax assets	(6)	2
Other	38	27	(372)

Effective tax amount	1,907	1,379	1,709

Effective tax rate	19.2%	15.5%	22.1%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The effect of the change in tax rates is mainly attributable to a reduction in the tax rate in the Netherlands from 29.6% to 25.5%.
In 2006 Current tax benefit from previously unrecognized amounts consists of releases of tax provisions resulting from settlements with tax authorities
48 EARNINGS PER ORDINARY SHARE

				Weighted average number of			Net profit
	Net profit			ordinary shares outstanding			per ordinary share
	(in millions of euros)			during the period (in millions)			(in euros)
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Basic and net profit	7,692	7,210	5,755	2,155.0	2,169.5	2,125.3	3.57	3.32	2.71

Effect of dilutive securities:
Warrants				7.6
Stock option and share plans				14.4

				22.0

Diluted profit	7,692	7,210	5,755	2,177.0	2,169.5	2,125.3	3.53	3.32	2.71

Diluted profit per share data are computed as if the stock options and warrants outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the cash thus received for stock options and warrants exercised to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise of warrants and stock options is added to the average number of shares used for the calculation of net profit per share.
49 DIVIDEND PER ORDINARY SHARE

	20061)	2005	2004
Per ordinary share (in euros)	1.32	1.18	1.07
Total amount of dividend paid (in millions of euros)	2,865	2,588	2,359

1)	the Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a cash dividend of EUR 1.32 per share for the year 2006. Following the decision of the General Meeting of Shareholders with regard to the profit appropriation, the final cash dividend will become payable on May 3, 2007.
2.1.6. SEGMENT REPORTING
50 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS
ING Group’s business segments relate to the internal segmentation by business lines. These include the business lines: Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct. Other mainly includes items not directly attributable to the business lines.
Each business line is headed by a member of the Executive Board. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board.
The accounting policies of the business segments are the same as those described under Accounting policies for the consolidated balance sheet and profit and loss account. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment. With regard to capital gains on the share portfolio, a fixed return of 3% is allocated to the insurance business lines. The differences between the actual capital gains on the shares portfolio and the allocated return are included in Other.
ING Group evaluates the results of its business segments using a financial performance measure called underlying profit before taxation. Underlying profit before taxation is defined as profit before taxation excluding the impact of divestments and special items.
Business segments:

				Whole-
	Insurance	Insurance	Insurance	sale	Retail	ING		Total	Elimi-
2006	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	segments	nations	Total
Income
– external	15,893	29,775	13,310	7,215	6,028	2,314	(914)	73,621		73,621
– inter-segment	278	4	68	(1,397)	(26)	59	2,375	1,361	(1,361)

Total income	16,171	29,779	13,378	5,818	6,002	2,373	1,461	74,982	(1,361)	73,621

Segment profit before taxation	2,362	1,992	636	2,481	1,932	694	(157)	9,940		9,940

Divestments	(34)		(15)	44		23		18		18

Underlying profit before taxation	2,328	1,992	621	2,525	1,932	717	(157)	9,958		9,958

Segment assets	117,106	162,229	54,454	764,882	313,566	253,785	205,236	1,871,258	(644,951)	1,226,307
Segment liabilities	102,827	152,599	50,204	756,645	309,516	250,354	159,635	1,781,780	(596,688)	1,185,092

Depreciation and amortization	287	915	627	171	216	74		2,290		2,290

Impairments	1		10	16	4			31		31
Reversal of impairments					4			4		4

Share in profit or loss of associates	447	8		176	11		(4)	638		638

Book value of associates	2,981	14	2	1,141	57		148	4,343		4,343

Cost incurred in 2006 to acquire property, equipment, and intangibles	1,322	243	90	226	182	144	3	2,210		2,210
The segment Insurance Asia/Pacific has a net reserve inadequacy using a prudent (90%) confidence level, and, in line with Group Policy, is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale Ban-	Retail	ING		Total seg-	Elimi-
2005	Europe	Americas	Pacific	king	Banking	Direct	Other	ments	nations	Total
Income
– external	15,832	28,030	13,161	6,808	5,611	1,830	(152)	71,120		71,120
– inter-segment	201	4	31	(851)	185	289	641	500	(500)

Total income	16,033	28,034	13,192	5,957	5,796	2,119	489	71,620	(500)	71,120

Segment profit before taxation	2,031	1,941	478	2,599	1,877	617	(649)	8,894		8,894

Divestments	(10)	38	(31)	(300)	(62)			(365)		(365)

Underlying profit before taxation	2,021	1,979	447	2,299	1,815	617	(649)	8,529		8,529

Segment assets	113,900	165,719	48,326	677,869	311,382	233,412	27,856	1,578,464	(419,825)	1,158,639
Segment liabilities	101,855	158,330	44,697	669,352	307,990	230,346	21,018	1,533,588	(413,374)	1,120,214

Depreciation and amortization	405	934	613	181	229	63		2,425		2,425

Impairments	29	15	19	75	6			144		144
Reversal of impairments		41	1	15	12			69		69

Share in profit or loss of associates	346	12	34	134	6		9	541		541

Book value of associates	2,421	15	1	1,114	45	2	24	3,622		3,622

Cost incurred in 2005 to acquire, property, equipment, and intangibles	1,081	142	46	214	236	103	8	1,830		1,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

		Insu-	Insu-
	Insu-	rance	rance	Whole-
	rance	Ameri-	Asia/	sale	Retail	ING		Total	Elimi-
2004	Europe	cas	Pacific	Banking	Banking	Direct	Other	segments	nations	Total
Income
– external	16,014	28,085	10,473	7,251	4,454	1,177	717	68,171		68,171
– inter-segment	30	4	21	(1,380)	608	532	535	350	(350)

Total income	16,044	28,089	10,494	5,871	5,062	1,709	1,252	68,521	(350)	68,171

Segment profit before taxation	1,623	1,692	756	1,945	1,175	435	114	7,740		7,740
Divestments		(91)	(281)	71	(7)			(308)		(308)
Special items	(11)			41			(375)	(345)		(345)

Underlying profit before taxation	1,612	1,601	475	2,057	1,168	435	(261)	7,087		7,087

Segment assets	100,258	132,101	31,622	474,948	252,450	170,001	35,808	1,197,188	(320,797)	876,391
Segment liabilities	90,947	126,156	28,998	465,700	249,949	167,731	20,144	1,149,625	(300,784)	848,841

Depreciation and amortization	348	1,427	440	220	220	49	12	2,716		2,716

Impairments	14	52	3	52	31			152		152

Share in profit or loss of associates	147	35	10	28	(6)		15	229		229

Book value of associates	1,311	14	33	791	41	10	463	2,663		2,663

Cost incurred in 2004 to acquire, property, equipment, and intangibles	1,065	68	45	167	178	135	18	1,676		1,676
Special items in 2004 comprise results from foreign currency hedges, restructuring provisions for Wholesale Banking and a gain on old insurance business.
Interest income (external) and interest expense (external) breakdown per business line

	Insu-		Insurance	Whole-
	rance	Insurance	Asia/	sale Ban-	Retail	ING
2006	Europe	Americas	Pacific	king	Banking	Direct	Other	Total
Interest income	3,307	4,604	911	37,873	10,334	10,491	669	68,189
Interest expense	25	466	4	31,648	8,085	8,309	2,458	50,995

	3,282	4,138	907	6,225	2,249	2,182	(1,789)	17,194

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

	Insurance	Insurance	Insurance	Wholesale	Retail	ING
2005	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Total
Interest income	3,658	4,492	856	30,092	10,200	8,154	(289)	57,163
Interest expense	115	341	4	25,326	7,067	6,528	769	40,150

	3,543	4,151	852	4,766	3,133	1,626	(1,058)	17,013

	Insurance	Insurance	Insurance	Wholesale	Retail	ING
2004	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Total
Interest income	3,341	4,332	671	12,988	6,328	6,141	(5)	33,796
Interest expense	124	320	5	8,637	2,848	5,077	777	17,788

	3,217	4,012	666	4,351	3,480	1,064	(782)	16,008

51 SECONDARY REPORTING FORMAT — GEOGRAPHIC SEGMENTS
ING Group’s six business lines operate in seven main geographical areas: Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. Geographical distribution of income is based on the origin of revenue.
Geographical segments:

	Nether-		Rest of	North	Latin				Elimi-
2006	lands	Belgium	Europe	America	America	Asia	Australia	Other	nations	Total
Income
– external	16,079	5,358	5,920	29,472	2,712	13,155	841	84		73,621
– inter-segment	765	(436)	586	(1,039)	355	117	11	1,002	(1,361)

Total income	16,844	4,922	6,506	28,433	3,067	13,272	852	1,086	(1,361)	73,621

Segment profit before taxation	3,585	1,115	1,785	2,315	318	583	340	(101)		9,940

Segment assets	608,949	180,694	339,683	319,233	21,567	72,515	33,373	44,459	(394,166)	1,226,307
Cost incurred in 2006 to acquire property, equipment, and intangibles	1,506	62	253	228	40	75	46			2,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

	Nether-		Rest of	North	Latin				Elimi-
2005	lands	Belgium	Europe	America	America	Asia	Australia	Other	nations	Total
Income
– external	16,779	5,142	5,586	26,871	2,771	12,996	783	324		71 ,252
– inter-segment	217	(358)	460	(161)	55	89	21	(455)		(132)

Total income	16,996	4,784	6,046	26,710	2,826	13,085	804	(131)		71,120

Segment profit before taxation	3,566	1,383	1,123	2,434	168	361	336	(477)		8,894

Segment assets	271,096	165,590	329,198	275,661	19,653	64,176	26,832	6,433		1,158,639
Cost incurred in 2005 to acquire, property, equipment, and intangibles	1,271	138	173	135	41	51	21			1,830

	Nether-		Rest of	North	Latin				Elimi-
2004	lands	Belgium	Europe	America	America	Asia	Australia	Other	nations	Total
Income
– external	16,769	5,403	4,667	26,578	2,740	8,895	1,980	1,260		68,292
– inter-segment	(223)	(236)	453	(29)	23	63	24	(196)		(121)

Total income	16,546	5,167	5,120	26,549	2,763	8,958	2,004	1,064		68,171

Segment profit before taxation	2,881	808	506	1,732	237	283	541	752		7,740

Segment assets	195,646	136,318	258,479	204,663	12,646	44,851	21,271	2,516		876,390
Cost incurred in 2004 to acquire, property, equipment, and intangibles	1,183	97	175	108	31	34	30	18		1,676
Income by geographical area:

	Insurance operations			Banking operations			Eliminations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Netherlands	11,545	11,497	11,236	5,299	5,532	5,310		33		16,844	16,996	16,546
Belgium	2,377	2,518	2,878	2,545	2,266	2,289				4,922	4,784	5,167
Rest of Europe	2,538	2,157	1,814	3,968	3,891	3,306				6,506	6,048	5,120
North America	27,005	25,406	25,397	1,428	1,302	1,152				28,433	26,708	26,549
Latin America	2,850	2,675	2,648	217	151	115				3,067	2,826	2,763
Asia	12,822	12,647	8,648	450	438	310				13,272	13,085	8,958
Australia	564	537	1,814	288	267	190				852	804	2,004
Other	1,086	844	1,678		2	6				1,086	846	1,684

	60,787	58,281	56,113	14,195	13,849	12,678		33		74,982	72,097	68,791
Income between geographical areas1)	(1,144)	(878)	(499)				217	99	121	(1,361)	(977)	(620)

Total	59,643	57,403	55,614	14,195	13,849	12,678	217	132	121	73,621	71,120	68,171

1)	mainly related to reinsurance premiums ceded between group companies in different geographical areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Income from the insurance operations by geographical area:

	Life			Non-life
	premiums written			premiums written			Investment income1)					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Netherlands	5,229	5,449	5,822	1,607	1,642	1,693	4,709	4,418	3,720	11,545	11,509	11,235
Belgium	1,442	1,630	2,115	321	318	324	614	570	438	2,377	2,518	2,877
Rest of Europe	1,906	1,617	1,367	47	46	48	585	494	398	2,538	2,157	1,813
North America	19,130	17,624	17,923	2,806	3,099	2,741	5,069	4,685	4,733	27,005	25,408	25,397
Latin America	686	567	506	1,496	1,454	1,591	668	654	546	2,850	2,675	2,643
Asia	11 ,864	12,064	8,009	43	41	37	915	543	598	12,822	12,648	8,644
Australia	230	181	1,223			200	334	362	391	564	543	1,814
Other	19	15	13	99	133	142	968	675	1,535	1,086	823	1,690

	40,506	39,147	36,978	6,419	6,733	6,776	13,862	12,401	12,359	60,787	58,281	56,113

Income between geographical areas2)	(4)	(2)	(3)	(86)	(120)	(134)	(1,054)	(756)	(362)	(1,144)	(878)	(499)

Total	40,502	39,145	36,975	6,333	6,613	6,642	12,808	11,645	11,997	59,643	57,403	55,614

1)	including commission and other income.

2)	mainly related to reinsurance premiums ceded between group companies in different geographical areas.
Profit before taxation by geographical area:

	Insurance operations			Banking operations					Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Netherlands	2,182	1,714	1,201	1,403	1,693	1,680	3,585	3,407	2,881
Belgium	160	192	128	955	790	680	1,115	982	808
Rest of Europe	309	263	179	1,476	1,317	327	1,785	1,580	506
North America	1,564	1,443	1,142	751	705	590	2,315	2,148	1,732
Latin America	178	152	197	140	78	40	318	230	237
Asia	468	275	287	115	170	(4)	583	445	283
Australia	176	195	436	164	162	105	340	357	541
Other	(101)	(256)	752		1		(101)	(255)	752

Total	4,936	3,978	4,322	5,004	4,916	3,418	9,940	8,894	7,740

Profit before taxation from the Insurance operations by geographical area:

			Life			Non-life			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Netherlands	1,589	1,324	934	593	390	267	2,182	1,714	1,201
Belgium	98	139	111	62	53	17	160	192	128
Rest of Europe	297	256	168	12	7	11	309	263	179
North America	891	623	362	673	820	780	1,564	1,443	1,142
Latin America	116	98	99	62	54	98	178	152	197
Asia	462	269	284	6	6	3	468	275	287
Australia	161	195	162	15		274	176	195	436
Other	(178)	(238)	527	77	(18)	225	(101)	(256)	752

Total	3,436	2,666	2,647	1,500	1,312	1,675	4,936	3,978	4,322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Geographical analysis of claims, cost ratio and combined ratio for Non-life insurance policies:

		Claims ratio			Cost ratio			Combined ratio
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Netherlands	44.7	56.0	60.6	40.3	39.0	36.8	85.0	95.0	97.4
Belgium	65.0	66.8	71.1	33.7	34.1	36.7	98.7	100.9	107.8
Rest of Europe	46.8	51.5	46.1	41.3	41.8	35.8	88.1	93.3	81.9
North America	59.2	59.7	61.0	29.9	29.4	27.6	89.1	89.1	88.6
Latin America	74.2	75.8	71.8	26.8	28.4	27.6	101.0	104.2	99.4
Asia	50.2	52.5	56.6	40.7	40.3	40.9	90.9	92.8	97.5
Australia			46.3			28.0			74.3
Other	60.1	119.7	62.8	(36.4)	14.6	16.4	23.7	134.3	79.2

Total	58.6	62.7	63.0	31.8	31.9	30.6	90.4	94.6	93.6

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
Deferred acquisition costs of Insurance business by geographical area

	Investment		Life		Non-life		Total
		contracts	insurance		insurance
	2006	2005	2006	2005	2006	2005	2006	2005
Netherlands			489	460	52	61	541	521
Belgium			45	43	17	16	62	59
Rest of Europe			251	221	4	4	255	225
North America			4,971	4,863	254	292	5,225	5,155
Latin America			94	97	106	115	200	212
Asia			3,795	3,359	2	2	3,797	3,361
Australia	83	71					83	71

Total	83	71	9,645	9,043	435	490	10,163	9,604

Insurance provisions own account by geographical area

	Provision for life insurance for risk		Provision for life insurance for risk		Claims provisions			Other		Total
	of company		of policyholders
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Netherlands	41 ,650	39,564	17,103	17,065	3,026	3,224	1,381	2,778	63,160	62,631
Belgium	8,739	7,731	285	175	557	540	458	893	10,039	9,339
Rest of Europe	5,745	5,272	2,573	1,808	30	28	349	484	8,697	7,592
North America	48,646	53,411	63,970	59,956	2,326	3,538	1,546	1,763	116,488	118,668
Latin America	2,895	3,021	75	54	268	301	676	692	3,914	4,068
Asia	23,954	22,534	13,277	10,473	26	26	1,351	495	38,608	33,528
Australia	66	96	21				1		88	96
Other	(9)	(4)			418	545	1	106	410	647

Total	131,686	131,625	97,304	89,531	6,651	8,202	5,763	7,211	241,404	236,569

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.7. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
52 NET CASH FLOW FROM INVESTING ACTIVITIES
Information on the impact of companies acquired or disposed of is presented in Note 28 Principal subsidiaries and companies acquired/disposed.
53 BORROWED FUNDS AND DEBT SECURITIES
Borrowed funds and debts securities of EUR 20,500 million (2005: EUR 7,842 million) includes Proceeds from borrowed funds and debt securities of EUR 304,228 million (2005:EUR 237,340 million) and Repayments of borrowed funds and debts securities of EUR 283,728 million (2005: EUR 229,498 million). Gross proceeds and repayments are high, mainly due to the issue, repayment and renewal of short term certificates of deposits and commercial paper.
54 INTEREST AND DIVIDEND INCLUDED IN NET CASH FLOW

	2006	2005	2004
Interest received	66,471	53,015	33,767
Interest paid	52,369	33,379	17,848

	14,102	19,636	15,919

Dividend received	715	522	443
Dividend paid	2,716	2,461	883
55 CASH AND CASH EQUIVALENTS

	2006	2005	2004
Treasury bills and other eligible bills	4,333	11,572	12,382
Amounts due from/to banks	(20,454)	(21,321)	(9,907)
Cash and cash equivalents with central banks	14,326	13,084	9,113

Cash and cash equivalents at end of year	(1,795)	3,335	11,588

Treasury bills and other eligible bills included in cash and cash equivalents:

	2006	2005	2004
Treasury bills and other eligible bills included in trading assets	1,286	8,878	8,730
Treasury bills and other eligible bills included in available-for-sale investments	3,047	2,694	3,652

	4,333	11,572	12,382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Amounts due to/from banks:

	2006	2005	2004
Included in cash and cash equivalents
– amounts due to banks	(26,498)	(25,441)	(15,207)
– amounts due from banks	6,044	4,120	5,300

	(20,454)	(21,321)	(9,907)

Not included in cash and cash equivalents
– amounts due to banks	(94,341)	(96,793)	(80,671)
– amounts due from banks	33,824	43,346	39,784

	(60,517)	(53,447)	(40,887)

Included in balance sheet
– amounts due to banks	(120,839)	(122,234)	(95,878)
– amounts due from banks	39,868	47,466	45,084

	(80,971)	(74,768)	(50,794)

Cash and cash equivalents include amounts due to/from banks with a term of less than 3 months from the date on which they were acquired.
2.2. RISK MANAGEMENT
INTRODUCTION
The objective of ING Group’s risk management function is to build a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning.
The following principles support this objective:
1.	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and internal and external rules and guidelines are complied with.

2.	ING Group’s risk profile is transparent, ‘no surprises’, and consistent with delegated authorities.

3.	Delegated authorities are consistent with the overall Group strategy and risk appetite.

4.	Transparent communication to internal and external stakeholders on risk management and value creation.
Taking risk is inherent to ING Group’s business activities. To ensure prudent risk taking throughout the organization, ING Group operates through a comprehensive risk governance framework. We believe this ensures the proper identification, measurement and control of risks in all levels of the organization so that financial strength is safeguarded, ING Group continues to have a strong focus on Enterprise Wide Risk Management to obtain clear insight into the Group risk profile and to enable risk appetite setting at the Executive Board level.
RISK GOVERNANCE
ING Group’s risk governance framework provides clear charters and mandates for the management of risk. At the highest level, there are Board committees which oversee risk taking and have ultimate approval authority. One level below, ING has several Group risk committees which focus on a specific type of risk and have an advisory role to the Executive Board. In 2006, ING introduced the ‘three lines of defence’ concept described below.
Board risk oversight
ING Group has a two-tier Board structure consisting of the Executive Board and the Supervisory Board; both bodies play a crucial role in managing and monitoring the risk management framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
–	The Executive Board is responsible for managing risks associated with the activities of ING Group. Its responsibilities include ensuring that internal risk management and control systems are effective and that ING Group complies with relevant legislation and regulations. On a regular basis the Executive Board reports on these issues and discusses the internal risk management and control systems with the Supervisory Board. On a quarterly basis the Executive Board reports on the Group’s risk profile to the Audit Committee, explaining changes in the risk profile.

–	The Audit Committee is a sub-committee of the Supervisory Board. It assists the Supervisory Board in reviewing and assessing ING Group’s major risk exposures and the operation of internal risk management and control systems. The Audit Committee is composed in such a way so as to ensure that specific business know-how and expertise relating to the activities of ING are available. In principle the Chief Financial Officer (CFO) and/or Deputy Chief Risk Officer attends the Audit Committee meetings.
Risk Management organization- ‘three lines of defence’
To ensure that the risk framework is effective and clear on responsibilities, ING Group adopted the three lines of defence concept. This concept provides a clear allocation of responsibilities for the ownership and management of risk, to avoid overlaps and/or gaps in risk governance. Business line management and the regional and local managers have primary responsibility for the day to day management of risk and belong to the first line of defence. Risk management, both at corporate and regional/local level, belongs to the second line of defence. All risk managers in the business lines have a functional reporting line to the Corporate Risk Managers. The Internal Audit function provides independent and objective assurance on the effectiveness of the overall system of internal control, including financial, operational, compliance and risk management and forms the third line of defence.
Group risk committees
The Group risk committees described below are part of the second line of defence. They act within the overall risk policy and delegated authorities granted by the Executive Board. These committees have an advisory role to the CFO and ensure a close link between the business lines and the Group risk management function through representation of the business heads and the Corporate Risk Managers on each committee.
–	ING Group Credit Committee — Policy (GCCP): Advises on policies, methodologies and procedures related to credit, insurance, market and operational risks within ING Group. The GCCP meets on a monthly basis.

–	ING Group Credit Committee — Transaction Approval (GCCTA): Advises on transactions involving the taking of credit risk (including issuer investment risk). The GCCTA meets twice a week.

–	ING Provisioning Committee (IPC): Advises on specific and collective loan loss provisions figures for ING Group. The IPC meets on a quarterly basis.

–	Asset & Liability Committee ING Bank (ALCO Bank): Advises on the overall risk profile of all ING Bank’s non-trading market risk that occurs in its Wholesale Banking, Retail Banking and ING Direct activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency of ING Bank. ALCO Bank meets on a monthly basis.

–	Asset & Liability Committee ING Insurance (ALCO Insurance): Advises on all risks for ING’s Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets six times a year.
Group risk management function
Functional Reporting Lines
The risk management function is embedded in all levels of the ING Group organization. In line with the commitment to implement best practice Enterprise Wide Risk Management, ING Group restructured its risk management organization in 2006, strengthening the cohesion between the risk related functions. To emphasise the role and importance of risk management, a Deputy CRO was appointed who is responsible for the management and control of risk on a consolidated level. The Deputy CRO reports directly to the CFO who is a member of the Executive Board and bears primary overall responsibility for the Group Risk Function (It is the intention that the CRO function will be a full Executive Board function in 2007).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The organization chart below illustrates the functional reporting lines within the ING Group Risk organization.
The Group Risk Function is structured independently from the business lines and is organized through five departments:
–	Corporate Credit Risk Management (CCRM) is responsible for the credit risk management of ING Bank and ING Insurance.

–	Corporate Market Risk Management (CMRM) is responsible for the market risk management of ING Bank.

–	Corporate Insurance Risk Management (CIRM) is responsible for the insurance and market risk management of ING Insurance.

–	Corporate Operational Information & Security Risk Management is responsible for managing operational, information, and security risks within ING Bank and ING Insurance.

–	Corporate Compliance assists, supports and advises Management in fulfilling its compliance responsibilities, advises employees on their (personal) compliance obligations and monitors the embedding of Compliance Policies in both ING Bank and ING Insurance.
The heads of these departments (Corporate Risk Managers) report to the Deputy CRO and bear direct responsibility for risk (mitigating) decisions. The Corporate Risk Managers and the Deputy CRO advise the CFO and are responsible for the harmonization and standardization of risk management practices. The respective risk functions assist in the formulation of risk appetite, policies and limit structures for the management of risk and provide objective challenge, oversight and support of risk management activity across the business.
In addition the Group Risk Function has an independent Model Validation Unit. This department is responsible for the management of model risk, which is the risk created by ING’s dependence on its own risk projections. The foundation of model governance is model validation: the official determination by an independent person that a model is acceptable for a given purpose. The department carries out period model validations of all risk models used by ING. The head of this department reports to the Deputy CRO.
Group risk policies
The various risk management functions have each designed and issued a framework of risk management policies and procedures providing the lines of business guidance on how to manage risk. Policies and procedures are regularly reviewed and updated via the relevant Group risk committees.
GROUP RISK APPETITE AND STRATEGY
ING Group’s risk appetite is determined by the Supervisory Board and the Executive Board who aim for a balance between risk, return and capital. The process is such that at least once annually, the Executive Board formulates the Strategic Plan and reports on the risks associated with the plan to the Supervisory Board for approval. As part of the planning process, strategic limits are explicitly discussed and planned. Since ING Group is committed to Enterprise Wide Risk Management, bank and insurance risks are integrated into one single view to align Group level risk taking with the Group level risk appetite. The strategic risk appetite is captured in different dimensions and is defined explicitly through key metrics that represent:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
–	Maximum potential impact on IFRS earnings under ‘normal’ stress scenarios (i.e. 1 in 10).

–	Maximum potential impact on value (i.e. our economic balance sheet) both under ‘normal’ (i.e. 1 in 10) and ‘extreme’ (i.e. 1 in 2000: economic capital) stress scenarios.
These risk metrics are currently in a development stage and will be disclosed publicly when fully implemented.
From these overall risk appetite statements, operational limits cascade down into the organization, e.g.
–	Credit risk limits for bank and insurance business

–	Market Value at Risk limits for insurance business

–	ALM/Value at Risk limits for bank operations
GROUP RISK MEASUREMENT
The major risk categories associated with the extensive volume and variety of financial instruments that ING Group uses are credit risk, market risk (including liquidity risk), insurance risk, operational, information and security risk and compliance risk. In the sections below ING Group’s risk management activities are described respective to the various risk departments. Each risk department describes the types of risk it manages and the applicable risk measurement method that ING practices, including a quantification of the risks. ING Insurance manages its own market and liquidity risks (along with insurance risks) which are accordingly discussed in the Insurance risk section below.
ING GROUP CREDIT RISK
General
ING Group’s credit policy is to maintain an internationally diversified loan and bond portfolio, while avoiding large risk concentrations. The emphasis is on managing business developments within the Lines of Business by means of top-down concentration limits for countries, individual borrowers and borrower groups. The aim within the banking sector is to expand relationship-banking activities, while maintaining stringent internal risk/return guidelines and controls. Within the Insurance companies, the goal is to maintain a low risk, well diversified credit risk portfolio that meets or exceeds market based benchmark returns.
Within the banking operations, implementation of all relevant credit rating and loss given default models was completed in anticipation of new global capital regulations from the Basel Committee for banks (Basel II). Additionally credit risk monitoring capabilities and governance have been enhanced to comply with Basel II and new, more stringent SOX 404 regulations and compliance standards.
Measurement
Credit risk
Credit risk is the risk of loss from default by debtors (including bond issuers) or counterparties. Credit risks arise in ING’s lending, pre-settlement and investment activities, as well as in its trading activities. Credit risk management is supported by dedicated credit risk information systems and internal rating methodologies for debtors and counterparties.
Credit analysis is risk/reward-oriented in that the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. ING Bank applies the Risk Adjusted Return on Capital framework (RAROC). This method consistently measures the performance of different activities and links to shareholder value creation. The use of RAROC increases focus on risks versus rewards in the decision making process, and consequently stimulates the use of scarce capital in the most efficient way. More sophisticated RAROC-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer group comparisons, industry comparisons and other quantitative techniques.
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
Country risk
Country risk is the risk specifically attributable to events in a specific country (or group of countries). Country risk is identified in lending (corporate and counterparty), trading and investment activities. All transactions and trading positions generated by ING include country risk. Country risk is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING or its counterparties to meet their respective foreign currency obligations due to a specific country event.
In countries where ING is active, the relevant country’s risk profile is regularly evaluated, resulting in a country rating. Country limits are based on this rating and ING’s risk appetite. Exposures derived from lending and investment activities are then measured and reported against these country limits on a daily basis. Country risk limits are assigned for transfer risk generally only in emerging markets.
Collateral policies
As with all financial institutions and banks in particular, ING is in the business of taking credit risks. As such, the creditworthiness of our customers, trading partners and investments is continually evaluated for their ability to meet their financial obligations to ING. During the assessment process of creating new loans, trading limits, or investments, as well as reviewing existing loans trading positions and investments, ING determines the amount and type of collateral, if any, that a customer may be required to pledge to ING. Generally, the lower the perceived creditworthiness of a borrower or financial counterparty, the more collateral the customer or counterparty will have to provide. Within counterparty trading activities, ING actively enters into various legal arrangements whereby ING and/or counterparties may have to post collateral to one another to cover market fluctuations of their relative positions. Laws in various jurisdictions also affect the type and amount of collateral that ING can receive or pledge. Additionally, ING will sometimes enter into credit default swaps, and other similar instruments, in order to reduce the perceived credit risk on a given borrower or portfolio. The type of collateral which is held as security for loans is determined by the structure of the loan. Consequently, since ING’s portfolio is diversified the profile of collateral it receives is also diversified in nature and does not reflect any particular collateral type more than others.
Problem Loans
Restructuring
In some cases, ING will work with an obligor and its other creditors, if any, to restructure the obligor’s business and its financial obligations in order to minimise any financial losses to the creditors as a whole, and ING in particular. This can be accomplished through many means available to the creditors, the most common of which are (a) extending the repayment period, (b) selling assets, (c) selling business lines of the obligor, (d) forgiving part of the financial obligations, and (e) a combination of the above. The decision to enter into such a restructuring is done only after careful internal assessment and approval by the appropriate (internal) delegated authorities. Once a restructuring is completed, the obligor is again subject to normal credit risk monitoring procedures.
Past-due obligations
ING continually measures its portfolio in terms of payment arrears. Particularly the retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are considered to constitute operational risk. After this period, letters will be sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrear still exists after 90 days, the obligation is usually transferred to one of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
‘problem loan’ units. In order to reduce the number of arrears, ING banking units encourage their obligors to set up automatic debits from their (current) accounts to ensure timely payments.
There is no significant concentration of a particular type of loan structure in the watch-list, past due or the impaired loan portfolio.
Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as impaired. However, there can also be other reasons for declaring a loan impaired prior to being 90 days past due. These include, but are not limited to, ING’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the impaired category.
Repossession policy
It is ING’s general policy not to take possession of assets of defaulted debtors. Rather, ING attempts to sell the assets from within the legal entity that has pledged these assets to ING, in accordance with the respective collateral or pledge agreements signed with the obligors. In those cases where ING does take possession of the collateral, ING generally attempts to sell the assets as quickly as possible to prospective buyers. Based on internal assessments to determine the highest and quickest return for ING, the sale of repossessed assets could be the sale of the obligor’s business as a whole (or at least all of its assets), or the assets could be sold piecemeal.
ING BANK CREDIT RISK
ING Bank’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and other securitized assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralized, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitized assets such as Mortgage Backed Securities (MBS) and Asset Backed Securities (ABS) are secured by the pro rata portion of the underlying pool of assets held by the issuer of the securitized bond. The last major area of credit risk involves pre-settlement credit exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing and foreign exchange transactions.
For the banking operations, ING uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.
Risk classes: ING Bank portfolio, as % of total outstandings1):

		Wholesale	Banking	Retail Banking		ING Direct		Total ING Bank
in percentages		2006	2005	2006	2005	2006	2005	2006	2005
1	(AAA)	5.5	5.4	0.4	0.2	32.4	27.2	13.6	13.8
2-4	(AA)	26.3	29.0	5.6	1.5	24.6	31.7	20.6	22.1
5-7	(A)	13.8	12.9	2.7	2.0	13.3	10.5	10.9	9.5
8-10	(BBS)	19.7	18.4	31.5	52.7	15.8	9.3	21.3	21.6
11-13	(BB)	27.7	26.7	48.6	36.8	12.6	19.8	27.6	27.6
14-17	(B)	4.9	4.8	7.4	2.6	0.8	1.2	4.1	4.0
18-22	(Problem Grade)	2.1	2.8	3.8	4.2	0.5	0.3	1.9	1.4

		100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1)	Based on lending (wholesale and retail), financial markets and investment activities.
The table reflects probabilities of default and does not take collateral into consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Banking units have continued to implement and improve risk rating models in preparation for new regulatory requirements. This has led to improvements in the average credit quality in all lines of business in 2006. Within Retail Banking, there was a small shift downward from BBB to BB related to the introduction of improved rating models in the Benelux. Hence, the movement mainly represents a reclassification between risk rating classes and not a deterioration of the underlying credit risk profile.
Provisions: ING Bank portfolio:

				Total	Total
	Wholesale	Retail	ING	ING Bank	ING Bank
	Banking	Banking	Direct	2006	2005
Opening balance	2,294	725	294	3,313	4,456
Implementation IAS 32/39					(592)
Changes in the composition of the group	(78)		(23)	(101)	(4)
Write-offs	(404)	(236)	(51)	(691)	(842)
Recoveries	31	44	11	86	61
lncrease/(decrease) in loan loss provision	(118)	140	81	103	88
Exchange differences	(55)	(7)	(5)	(67)	115
Other changes	(60)	75	(16)	(1)	31

Closing balance	1,610	741	291	2,642	3,313

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
ING Bank’s risk costs continued to be low in 2006, as a result of the low inflow of new problem loans and continued improvement of the average risk profile of our credit portfolio reflecting both the strength of the economy in our core markets in wholesale and the low risk growth strategy in Retail Banking and ING Direct.
Risk concentration: ING Bank portfolio, by economic sector:

	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
in percentages	2006	2005	2006	2005	2006	2005	2006	2005
Construction, infrastructure & Real Estate	12.3	11.6	2.0	0.8	0.8	0.2	5.8	5.7
Financial Institutions	39.0	39.8	3.3	1.5	59.0	61.2	37.0	39.4
Private Individuals	0.3	1.6	81.8	93.2	31.4	27.0	31.3	28.1
Public Administration	11.2	11.9	1.8	0.5	7.5	10.7	7.6	9.2
Services	4.6	4.1	1.6	0.5	0.0	0.0	2.3	2.1
Other	32.6	31.0	9.5	3.5	1.3	0.9	16.0	15.5

	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

There were no significant changes in risk concentrations by economic sector in 2006, at the ING Bank level. Within ING Direct there was a shift towards more private individuals reflecting growth in the ING Direct retail portfolio, at the expense of slower growth in the (bond) investment portfolios. This was offset by a decline in the private individuals concentration within Retail Banking as a result of growth in the Small Business and SME sectors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Largest economic exposures: ING Bank Lending portfolio, by country1):

							Amounts in billions of euros
	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
	2006	2005	2006	2005	2006	2005	2006	2005
Netherlands	62.0	56.5	122.1	117.4	1.8	2.9	185.9	176.8
United States	25.8	22.1	0.2	0.1	52.1	47.6	78.1	69.8
Belgium	36.2	40.7	26.2	14.4	1.6	1.4	64.0	56.5
Germany	10.3	35.4	0.3	0.2	45.3	32.3	55.9	67.9
Spain	11.0	8.9	0.4	0.0	36.0	33.3	47.4	42.2
United Kingdom	17.1	21.5	0.1	0.2	18.5	17.5	35.7	39.2
Australia	2.4	1.5	0.0	0.0	22.0	17.3	24.4	18.8
Italy	10.9	9.2	0.6	0.1	9.7	9.8	21.2	19.1
France	16.2	12.7	0.6	0.2	3.2	3.8	20.0	16.7
Canada	1.5	2.1	0.0	0.0	15.1	15.2	16.6	17.3

1)	Only covers total exposures in excess of EUR 10 billion, including intercompany exposure with ING Insurance.
The large decrease in German exposure within Wholesale Banking is the result of the divestiture of DHB, which was somewhat offset by organic growth at DiBa within ING Direct. With the exception of minor decreases in Canada and the UK, all of the major countries experienced growth in 2006.
The methodology of calculating risk capital is linked to the risk definitions with respect to determining where the country risk occurs. Emerging market countries with low and medium risk that have not defaulted require no mandatory provisions for transfer risk. Instead of provisions, additional capital is allocated to transactions that incur country risk. The amount of additional capital allocated is a function of the risk of the country as well as the risk of the transaction itself. This is called Transfer Risk Capital which is an estimate of the maximum transfer loss (above the level of Expected Transfer Loss) within a certain time period on a portfolio of assets given a certain confidence level.
ING INSURANCE CREDIT RISK
ING Insurance’s credit exposure arises from the investment of insurance premiums into credit risk assets, largely in the form of bond investment activities on an unsecured basis. While ING Insurance has a policy of maintaining a high quality investment grade portfolio, a certain portion of the portfolio is invested in residential mortgages and structured finance products. Credit exposure also arises from derivatives, sell/repurchase transactions, securities lending/borrowing and reinsurance contracts used to hedge the portfolio. Derivative transactions are generally entered into in relation to hedging activities.
Overall credit risk limits are established by ALCO Insurance based on risk classes and the perceived creditworthiness of the underlying obligor. Issuer limits are determined based on the obligor’s rating. These limits are managed in the region where the parent company is domiciled. In addition each Insurance company has one or more investment mandates that specify credit risk appetite by issuer, type and quality.
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Risk classes: ING Insurance portfolio, as % of total outstandings1)

		Insurance		Insurance		Insurance Asia/		Total
		Americas		Europe		Pacific		ING Insurance
in percentages		2006	2005	2006	2005	2006	2005	2006	2005
1	(AAA)	26.9	28.3	27.8	27.3	12.1	13.5	25.1	26.3
2-4	(AA)	21.8	15.0	19.8	21.8	33.4	59.0	22.6	23.0
5-7	(A)	20.0	30.4	20.5	43.2	32.4	15.1	22.0	32.8
8-10	(BBB)	19.7	22.5	14.6	5.8	7.9	9.9	15.8	14.3
11-13	(BB)	7.0	2.5	15.7	0.8	4.1	2.1	10.3	2.5
14-17	(B)	4.6	0.7	1.2	1.0	10.1	0.2	4.0	0.8
18-22	(Problem Grade)	0.0	0.6	0.4	0.1	0.0	0.2	0.2	0.3

		100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1)	The 2005 figures exclude the residential mortgage portfolios in the Americas and Asia/Pacific.
The table reflects probabilities of default and does not take collateral into consideration.
The downward shift in risk ratings within Insurance Europe is the result of a re-rating exercise performed on the Dutch mortgage portfolios to bring them in line with the rating methodology that is used for similar assets within the Dutch banking operations. Under the new methodology, the ratings are distributed over rating classes 8-17. A similar shift is seen in the Americas and Asia Pacific, as a result of the inclusion of residential mortgages for the first time in 2006. Hence, the movement mainly represents a reclassification between risk rating classes and not a deterioration of underlying credit risk profile.
Risk concentration: ING Insurance portfolio, by economic sector1):

	Insurance		Insurance		Insurance Asia/		Total
	Americas		Europe		Pacific		ING Insurance
in percentages	2006	2005	2006	2005	2006	2005	2006	2005
Construction, infrastructure & Real Estate	9.9	14.2	2.4	1.7	2.2	10.3	5.6	8.7
Financial Institutions	61.0	51.6	25.4	21.2	29.9	24.2	41.3	36.3
Private Individuals	3.4	0.0	22.1	25.0	9.1	0.0	12.1	10.1
Public Administration	3.4	5.5	33.4	39.3	40.0	49.4	21.4	24.0
Utilities	4.0	5.0	1.7	2.4	3.0	4.1	2.9	3.8
Other	18.3	23.7	15.0	10.4	15.8	12.0	16.7	17.1

	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1)	The 2005 figures exclude the residential mortgage portfolios in the Americas and Asia Pacific. These are included under Private Individuals.
The industry coding methodology for the insurance company was aligned with the methodology used within the banking operations in 2006. Under the new methodology, investments in structured bond instruments, such as securitizations, are included in the Financial Institutions industry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Largest economic exposures: ING Insurance Portfolio, by country1):

							Amounts in billions of euros
	Insurance		Insurance		Insurance Asia/		Total
	Americas		Europe		Pacific		ING Insurance
	2006	2005	2006	2005	2006	2005	2006	2005
United States	57.4	61.5	2.0	3.2	2.3	1.9	61.7	66.6
Netherlands	0.7	0.8	34.2	25.8	0.5	0.1	35.4	26.7
Italy	0.3	0.5	7.5	7.7	0.1	0.0	7.9	8.2
Germany	0.2	0.4	6.6	6.8	0.3	0.4	7.1	7.6
Taiwan	0.0	0.0	0.0	0.0	6.9	7.4	6.9	7.4
Canada	6.3	5.9	0.3	0.1	0.0	0.0	6.6	6.0
France	0.4	0.5	5.6	5.3	0.5	0.9	6.5	6.7
United Kingdom	1.6	1.9	3.6	3.2	0.3	0.2	5.5	5.3
South Korea	0.0	0.0	0.0	0.0	5.4	3.9	5.4	3.9
Spain	0.3	0.3	4.5	3.9	0.4	0.0	5.2	4.2

1)	Only covers total exposures in excess of EUR 5 billion, including intercompany exposure with ING Bank.
The country concentrations in the Insurance portfolio did not change significantly in 2006. The growth in most countries is related to the growth of the underlying insurance companies investment portfolios in the respective markets. Italian, German, French and British portfolios are principally related to government bonds held by insurance companies in the Netherlands and Belgium.
ING BANK MARKET RISK
MARKET RISK IN TRADING PORTFOLIOs
Organization
Corporate Market Risk Management (CMRM) Trading focuses on the management of trading market risks in the Wholesale Banking business. Specifically, CMRM Trading is responsible for the development and implementation of trading risk policies and risk measurement methodologies, reporting and monitoring of risk exposures against approved trading limits and validation of pricing models. CMRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. Management of trading market risk is performed at various organizational levels, from CMRM Trading overall down to specific business areas and trading offices.
The Financial Markets Risk Committee (FMRC) is a market risk committee that, within the guidelines set by the Executive Board, sets market risk limits both on an aggregated level and on a desk level, and approves new products. CMRM advises the Executive Board on the market risk appetite of Wholesale Banking activities.
Measurement
ING Wholesale Banking uses the Value-at-Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of at least 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time interval of one day. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous 250 business days. The VaR also serves as a basis for the calculation of the regulatory capital and economic capital that ING needs to hold to cover possible losses from trading activities.
The market risk for the fixed income and equity markets is split into two components: general market risk and specific market risk. The general market risk component estimates the VaR resulting from general market value movements (e.g. interest rate movements). The specific market risk component estimates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
the VaR resulting from market value movements that relate to the underlying issuer of securities in the portfolios.
The VaR for linear portfolios is calculated using a variance — covariance approach. The market risk of all the important option portfolios within ING is measured by Monte Carlo and historical simulation methods.
Limitations
VaR as a risk measure has some limitations. VaR quantifies the potential loss under the assumption of normal market conditions only. This assumption may not always hold true in reality, especially when market events occur, and therefore could lead to an underestimation of the potential loss. VaR also uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one day holding period (or ten days for regulatory calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold true. Also, the use of 99% confidence interval means that VaR does not take into account any losses that occur beyond this confidence level.
Backtesting
Although VaR models estimate potential future results, estimates are based on historical market data. ING continuously monitors the plausibility and effectiveness of the VaR model in use. The technique for this purpose is generally known as backtesting in which the actual daily result is compared with the daily VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which measures results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘occurrence’ has taken place. Based on ING Bank’s one-sided confidence level of at least 99% an occurrence is expected once in every 100 business days at maximum. In 2006, there was no occurrence (2005: none) where a daily trading loss exceeded the daily consolidated VaR of ING Wholesale Banking.
Stress Testing
Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss effect caused by a potential event and its world-wide impact for ING Wholesale Banking. The event risk number for the ING Wholesale Banking trading activity is generated on a weekly basis. The event-risk policy (and its technical implementation) is specific to ING as there is no event risk calculation method that is generally accepted by other banks and regulators (like the Value-at-Risk model). ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange and related derivative markets). The scenarios and stress parameters are back-tested against extreme market movements that actually occurred in the markets.
Development of trading market risks
The following chart shows the development of the overnight VaR for the ING Wholesale Banking trading portfolio which was managed by CMRM Trading during 2005 and 2006. Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the trading risk graph and table below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
During 2005 and 2006 the overnight VaR for the ING Wholesale Banking trading portfolio was continuously within the range of EUR 21- 37 million.
The average exposure over 2006 was higher than 2005 (average VaR 2006: EUR 31 million and average VaR 2005: EUR 28 million). The VaR remained well within the ING Wholesale Banking trading limit. Trading positions with interest rate exposures provided the largest contribution to the trading VaR.
More details on the VaR of the ING Wholesale Banking trading portfolio for 2006 and 2005 are provided in the table below.

	Minimum		Maximum		Average		Year end
	2006	2005	2006	2005	2006	2005	2006	2005
Foreign exchange	1	1	7	5	3	3	2	2
Equities	7	7	11	13	9	10	8	9
Interest rates	20	14	30	30	25	21	27	22
Diversification[11]					(6)	(6)	(4)	(6)

Total VaR					31	28	33	27

1)	The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.
Note: the above captions are consistent with those used for internal risk management purposes and do not relate to financial statement captions.
MARKET RISK IN NON-TRADING PORTFOLIOS
Organization
Within ING Bank, positions are labelled as either trading or non-trading positions. The banking books are defined as the non-trading books. The most important aspect in segregating the banking from the trading books is the intent of the positions held in these books. It is of crucial relevance that the banking book positions are intended

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
to be held in the long term (or until maturity) or for the purpose of hedging other banking book positions.
Within ING Bank, interest rate risk management of the banking books is the responsibility of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for interest rate risk in the banking books. The ALCO function is regionally organized with the exception of ING Direct, which has a separate ALCO. The business lines Retail Banking and Wholesale Banking are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of interest rate risk in all the banking books. This ensures a correct implementation of the ING Bank risk appetite.
CMRM is the designated independent department that is responsible for the design and execution of the bank’s interest rate risk management functions in support of the ALCO function. CMRM is therefore responsible for determining adequate policies and procedures for managing the interest rate risk in the banking books and for monitoring the compliance with these guidelines. CMRM maintains an adequate limit framework in line with the bank’s risk appetite. The CMRM structure recognises that risk management to a large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the interest rate risk relevant at the respective levels.
The businesses are responsible for adhering to the limits that are approved by ALCO Bank. Limit breaches are reported to senior management on a timely basis and the business is required to take the appropriate actions to reduce the risk position.
Interest rate risk in banking books
To enable clear assignment of responsibilities for risk and return within the banking book structure, a split into two types of activities is made: Asset & Liability Management (ALM) and commercial business. Within ING Bank the risk transfer principle is used. This refers to the principle whereby the outright interest rate risk present in the banking books is centralized in the ALM books. Outright interest rate risk in the banking books arises due to (i) investment of the bank’s own funds (core equity) and (ii) the fact that the assets and liabilities originated by the bank typically do not reprice simultaneously and therefore have a different duration.
Within ING Bank, the Bank’s own funds and the investments of these own funds are isolated under the ING Bank Corporate line. ALCO Bank determines the target maturity profile over which ING Bank’s own funds must be invested. This maturity profile reflects the long term nature of the rate of return required by its investors and aims for both earnings maximization and stabilization. ALCO Bank considers a well balanced portfolio of long-dated fixed investments as the risk neutral position. The risk data presented in the following market risk tables provide a regulatory view on equity. They directly reflect the risk of the investments under the assumption that ING Bank’s own funds are not sensitive to market rate changes.
The outright interest rate risk that arises due to the repricing mismatch of the bank’s originated assets and liabilities is transferred from the commercial banking books to the ALM books. These ALM books are managed within ING Wholesale Banking and contain the strategic interest rate risk position of the bank. The main objective is to maximise the economic value of the book and to generate adequate and stable yearly earnings by hedging the risk that arises from the bank’s commercial banking activities and taking the strategic interest rate position it desires within the risk appetite of the bank.
After transferring the outright interest rate risk position to the ALM books, the residual interest rate risk that remains in the commercial banking books is caused by basis risk and optionality. The commercial business units bear responsibility for the residual interest rate risks that result from banking products of which future cash flows depend on client behaviour (e.g. optionality in mortgages) and from banking products of which the client rate earned and paid imperfectly correlate with the changing market rates (basis risk). Examples of products in which these risks are inherent are demand deposits, saving accounts and mortgages. Within ING Direct the interest rate risk from the ALM books and the commercial banking books are managed and measured on an integrated level.
Within CMRM, continuous research is being done in order to optimise the modelling of client behaviour. For this purpose, several methods are in place to replicate the interest rate risk, taking into account both the contractual and behavioural characteristics of demand deposits, saving accounts and mortgages. All models and assumptions are back-tested regularly and presented to the designated ALCO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For the determination of the interest rate sensitivity of savings accounts and current accounts, several methods have been developed, e.g. historical simulation, Earnings-at-Risk analysis and valuation models. Pricing strategies, outstanding volumes and the level and shape of the yield curve are taken into account in these models. Based on these analyses the investment rules are determined for the various portfolios.
The hedging of the embedded prepayment options within mortgage portfolios is based on prepayment prediction models. These models include the incentive for clients to prepay. The parameters of these models are based on historical data and are regularly updated. The interest sensitivity of the embedded offered rate options is determined as well for the mortgage portfolio and a hedging process is in place to minimise the resulting interest rate risk.
In the following tables, the risk figures for interest rate risk in the banking books are presented. ING Bank uses several measures to control interest rate risk both from an earnings and a value perspective. The most important of these measures are Earnings-at-Risk (EaR) and NPV-at-Risk.
EaR measures the impact on IFRS earnings resulting from changes of market rates over a time period of one year. Changes in balance sheet dynamics and management interventions are not incorporated in these calculations. The EaR figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock of the market rates. For the ALM books EaR measures the potential loss of earnings due to the structural mismatch in interest rate positions. The calculations for the ALM books capture the EaR resulting from the current positions. For the commercial banking books the EaR captures the basis risks resulting from savings, demand deposits and the main mortgage portfolios. The impact of new business is included in the EaR calculations for the savings and demand deposits portfolios, as it is most relevant for these portfolios.
Earnings-at-risk (1% instantaneous upward shock to market rates):

2006
By Business Line
ING Wholesale Banking	(19)
ING Retail Banking	(107)
ING Direct	(260)
ING Bank Corporate Line	22

ING Bank Total	(364)

By currency
Euro	(232)
US dollar	(80)
Pound sterling	(4)
Other	(48)

Total	(364)

As compared to the EaR calculations presented in the 2005 Annual Accounts, the size of the applied shock to the interest rates has been reduced from 2% to 1%. This has been done as the 1% scenario is more likely to occur in the current low interest rate environment than the 2% scenario. Applying the 2% instantaneous upward parallel shock to the year end 2006 figures results in an EaR figure of EUR (640) million, compared to EUR (733) million presented in 2005. The reduction of the EaR figure in 2006 is mainly due to the fact that the EaR calculations have been changed this year in order to better align with the profit and loss account recognition under IFRS. This year’s EaR calculations furthermore capture the convexity resulting from the embedded prepayment and offered rate options of the large Dutch mortgage portfolios.
The NPV-at-Risk figures represent the full value impact (i.e. including convexity) to the banking books resulting from changing interest rates. This full value impact cannot be linked directly to the balance sheet or profit and loss account as the value mutations in the banking books only for a small part are fed directly

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
through the profit and loss account or through equity. The largest part, namely the value mutations of the amortized cost balances, is not recognized in the balance sheet or directly in the profit and loss account. The NPV-at-Risk figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock of the market rates in line with the EaR calculations. For the ALM books the NPV-at-Risk figures again capture the potential change of value due to the structural mismatch in interest rate positions. For the commercial banking books the NPV-at-Risk calculations capture the convexity resulting from the optionality in the main mortgage portfolios. In these calculations it is assumed that savings and other demand deposits are perfectly represented via the replicating methods and therefore fully hedged.
NPV-at-risk (1% instantaneous upward shock to market rates):

2006
By Business Line
ING Wholesale Banking	(559)
ING Retail Banking	(134)
ING Direct	(377)
ING Bank Corporate Line	(818)

ING Bank Total	(1,888)

By currency
Euro	(1,465)
US dollar	(402)
Pound sterling	(58)
Other	37

Total	(1,888)

In line with the EaR calculations the interest rate scenario has also been changed for the NPV-at-Risk calculations. For comparison purposes the 2006 NPV-at-Risk numbers have also been calculated for the 2% shock scenario. The NPV-at-Risk under this scenario is EUR (4,261) million. Compared to the year end 2005 NPV-at-Risk of EUR (3,203) million, the NPV-at-Risk shows a large increase this year. The increase in the NPV-at-Risk numbers is mainly caused by ING Direct USA who has an increasingly convex interest rate risk position. In addition diversification effects between ING Direct Canada and other portfolios decreased, further increasing ING Direct’s NPV-at-Risk. In practice the portfolio will be rebalanced in case of an upward interest rate move, significantly mitigating NPV losses.
FX risk in non-trading books
Foreign exchange (FX) exposures in non-trading books result from commercial banking business (business units doing business in other currencies than their base currency), realized non-euro results and FX translation risk on foreign currency investments. The policy regarding these exposures is briefly explained below.
Commercial Banking business
Every business unit hedges the FX risk as result of their commercial activities into the base currency of the unit. Consequently assets and liabilities are matched in terms of currency.
Realized Results
Every unit hedges realized results to the base currency of the unit. On a monthly basis the central Capital Management department hedges the non-euro results to euro. ING does not hedge the future euro value of projected results in non-euro currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
FX Translation Result
ING’s strategy is to protect the Tier 1 ratio against unfavourable currency fluctuations. The protection is largely achieved by the issuance of US dollar and Pound sterling denominated capital, and furthermore by taking structural foreign currency positions. In general, open positions are deliberately taken in order to achieve protection of the Tier 1 ratio by aligning non-euro denominated capital with risk weighted assets in these currencies. The US dollar, Pound sterling, Polish zloty, Australian dollar and Canadian dollar are the main currencies in this respect. For other currencies the objective is to fully hedge the translation risk.
Overnight exposure ING Bank, for primary non-trading currencies

	Foreign
	invest-		Gross		Net
2006	ments	Tier-1	exposure	Hedges	position
US dollar	5,338	(2,883)	2,455	(1,460)	995
Pound sterling	(1,044)	(894)	(1,938)	1,930	(8)
Polish zloty	938		938	(523)	415
Australian dollar	1,048		1,048	(123)	925
Canadian dollar	974		974	(704)	270
Other currency	2,504		2,504	(2,422)	82

Total	9,758	(3,777)	5,981	(3,302)	2,679

	Foreign
	invest-		Gross		Net
2006	ments	Tier-1	exposure	Hedges	position
US dollar	4,562	(3,214)	1,348	(701)	647
Pound sterling	(1,247)		(1,247)	1,252	5
Polish zloty	809		809	(489)	320
South Korean won	1,047		1,047	(955)	92
Other currency	1,300		1,300	(1,192)	108

Total	6,471	(3,214)	3,257	(2,085)	1,172

The table above shows that compared to 2005 larger net foreign exchange positions are held in the non-trading books. These net positions are held to protect the Tier 1 ratio against currency movements.
The amount of US dollar denominated risk-weighted assets increased substantially in 2006. In order to maintain the protection of the Tier 1 ratio, the net US dollar position increased accordingly.
Pound sterling denominated Tier-1 paper was issued in 2006 in order to better protect the Tier 1 ratio against movements in the GBP/EUR exchange rate.
ING Direct has expanded its activities in Australia and Canada. Consequently, the Australian and Canadian dollar are added to the list of main currencies, as presented in the table for 2006 above.
The same metric applied for the trading books (Value-at-Risk) is used to quantify and monitor the FX risk in the banking book.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Consolidated non-trading FX Var ING Bank:

		Low		High	Average		Year end
	2006	2005	2006	2005	2006	2005	2006	2005
FX VaR	7	2	22	11	17	7	21	11
EQUITY PRICE RISK IN THE BANKING BOOKS
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments of which the price reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 1,223 million (2005: EUR 1,188 million) and equity securities held in the Available-for-sale portfolio of EUR 1,898 million (2005: EUR 2,147 million). The value of equity securities held in the Available-for-sale portfolio is directly linked to equity security prices. Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.
LIQUIDITY RISK
Liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable costs and in a timely manner. Within ING Bank, ALCO Bank bears overall responsibility for the liquidity risk strategy. ALCO Bank has delegated day-to-day liquidity management to the Treasury Amsterdam, which is responsible for managing the overall liquidity risk position of ING Bank, while regional and local treasuries are responsible for managing liquidity in their respective regions and locations.
The main objective of ING’s liquidity strategy is to maintain sufficient liquidity in order to ensure safe and sound operations. The liquidity strategy of ING Bank has four primary components.
The first component is day-to-day funding, which constitutes a policy to sufficiently spread the day-to-day funding requirements. The Treasury function monitors all maturing cash flows along with expected changes in core-business funding requirements. This includes replenishment of existing funds as they mature, expected withdrawals from retail current accounts, savings and additional borrowings. Furthermore, access to the capital markets is actively managed by regularly issuing public debt in all material markets and the maintenance of investor relations.
The second component is to maintain an adequate mix of funding sources. ING Bank aims for a well diversified funding mix in terms of instrument types, fund providers, geographic markets and currencies. Sources of liquidity are widely distributed over the entire ING Bank. ING has a broad base of core retail funding, which mainly consists of current accounts, savings and retail deposits. Although these accounts can be withdrawn immediately or at short notice, the accounts are considered to form a stable resource of funding because of the broad customer base. The retail funding is, from a geographical point of view, widely spread, with most of the funding located in the euro zone.
The third component of ING’s liquidity strategy is to maintain a broad portfolio of highly marketable assets that can be easily used to bear disruptions in the cash flow profile. ING has relatively large portfolios of unencumbered marketable assets. These marketable assets can provide liquidity through repurchase agreements or through sale. The majority of ING’s marketable assets are located in the euro zone.
The fourth component of ING’s liquidity strategy is to have adequate and up-to-date contingency funding plans in place throughout the organization. The contingency funding plans are established for addressing temporary and long term liquidity disruptions caused by a general event in the market or an ING specific event. These plans ensure that all roles and responsibilities are clearly defined and all necessary management information is in place. The main objective of ING’s contingency funding plan is to enable senior management to act effectively and efficiently at times of crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The key focus of the measurement of liquidity within ING is on the periods of one week and one month. The internally used liquidity figures are calculated in line with the regulatory reporting requirements for liquidity risk of the Dutch Central Bank. For this purpose, the positions are split by type of product and counterparty. All positions with a known maturity date are included in the maturity calendar based on their contractual maturity date. Positions with an unknown maturity date and marketable assets are included as items with a direct liquidity value. Standby facilities, undrawn irrevocable credit facilities, guarantees and other contingent liabilities are also included. The positions in the week and the month categories are weighted under a scenario that is a mix between a market event and an ING-specific event. The total available liquidity values are corrected for liquidity surpluses in inconvertible currencies and in locations with restrictions on capital transfer. Most of these inconvertible and non-transferable positions are located outside the Euro zone. Under the regulatory guidelines, banks should at a minimum report positive liquidity figures. In addition to this a framework is implemented within ING Bank that sets limits on the overall weekly and monthly liquidity risk positions to ensure adequate buffers of liquidity.
ING INSURANCE
General
ING is engaged in selling life and non-life insurance products. For Risk management purposes, life products include a broad range of traditional life, unit-linked, annuities, universal life, group life, pension, and (guaranteed) investment contracts. Non-life insurance products include all lines of insurance products that do not fall under the life insurance business — fire, automobile, accident and health, third-party liability and disability contracts, referred to as Property and Casualty (P&C), Health and Morbidity. In the remainder of the consolidated annual accounts, health and disability insurance is included in ‘Life’.
Risks from these products arise with respect to the adequacy of insurance premium rate levels and provisions for insurance liabilities and capital position as well as uncertainty of the future returns on investments of the insurance premiums. Risks are classified as actuarial and underwriting, market risk, credit risk and operational risk.
ING regularly monitors the solvency level for the total insurance business at a prudent level. ING Corporate Insurance Risk Management instructs and supervises all ING entities to make sure that ING Insurance total insurance liabilities (both reserves and capital) are tested for adequacy including the insurance premium rate levels and the uncertainty of future returns on investments. This includes valuing the insurance liabilities on current best estimate actuarial assumptions plus a risk margin. Thus, the reserves are reviewed to ensure they remain adequate based on current assumptions. ING believes its solvency level is adequate.
Where DAC amortization is based on expected gross profits, the sensitivity analyses below include the impact on amortization of DAC as a result of changes in expected gross profits.
Reserve adequacy — Taiwan
The adequacy of the provision for life policy liabilities (net of DAC and VOBA) is evaluated regularly. ING’s policy for reserve adequacy testing is disclosed under ‘Principles of valuation and determination of results’.
As at December 31, 2006 (and December 31, 2005), ING’s life insurance businesses as a whole are sufficiently adequate at a 90% confidence level. All business lines are, on a stand alone basis, adequate at a 90% confidence level, except for the business line Insurance Asia Pacific. The inadequacy in Insurance Asia Pacific is fully attributable to Taiwan.
At December 31, 2006 the inadequacy for Taiwan is EUR 2.4 billion based on a 90% confidence interval, on a Taiwan reserve level (net of DAC and VOBA) of EUR 10 billion. The inadequacy results from a material exposure in Taiwan to a sustained low interest rate environment. This is due to long term interest rate guarantees of 6-8% embedded in the life and health contracts sold by the business until 2001. These long term guarantees and the future premiums (which have a present value of approximately EUR 19 billion (2005: EUR 20 billion) create a liability for the portfolio with an effective duration of approximately 30, compared to an asset duration of approximately 10. ING stopped selling these high guarantees in its Taiwan life insurance products since 2002. The post 2001 business is adequate at a 90% confidence level,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
which partially compensates inadequacy related to the business sold until 2001. Furthermore, ING has over time strengthened reserves by EUR 682 million (2005: EUR 420 million) for this exposure and increased the internal capital allocation for this business.
The outcome of the reserve adequacy test for Taiwan is inherently uncertain given the use of various assumptions and the long term nature of the liability. The outcome can only be reliably estimated within broad ranges which are bound to vary significantly from period to period. The outcome of the test for Taiwan is especially sensitive to (changes in) interest rate assumptions. The reserve adequacy test at December 31, 2006 is based on the current 10-year swap rate in Taiwan at December 31, 2006 of 2.21% (2005: 2.35%), with the assumption that, in the long term, this swap rate will move to 5.75% (2005: 5.75%).
Management’s best estimate, based on a 50% confidence level, is that Taiwan has a marginal adequacy of EUR 298 million (2005: EUR 165 million) which represents a 57% (2005: 53%) confidence level as at December 31, 2006. Under the Group’s accounting policy, any inadequacy below the 50% level would be charged to the profit and loss account immediately.
The sensitivity to interest rates changes is explained below under ING Insurance — Interest rate sensitivity. If the interest rates as at December 31, 2006 would have been 1% lower, Taiwan would have been inadequate at the 50% confidence level and, consequently, an amount of approximately EUR 1.5 billion after tax (2005: EUR 1.7 billion) would have been included as a charge in the profit and loss account, reflecting the amount necessary to bring reserves to a best estimate level. If the interest rates at both December 31, 2006 and December 31, 2005 would have been 1% higher, Taiwan would be sufficiently adequate at the 50% confidence level, but would still have been inadequate at the 90% confidence level. Consequently, the charge currently included in the profit and loss would likely have been reduced.
The Taiwan regulator currently allows mortality profits to be offset against losses from negative interest rate experience, thus eliminating the need to pay mortality dividends, and this practice is reflected in the reserve adequacy test.
ING INSURANCE ACTUARIAL AND UNDERWRITING RISK
General
Actuarial and underwriting risks are the risks resulting from the pricing and acceptance of insurance contracts. These risks are primarily managed through standard underwriting policies, product design requirements as set by ING’s Insurance Risk Management function, independent product approval processes and risk limitations related to insurance policy terms and conditions with the client. Actuarial risks are managed through pricing procedures and included in the overall adequacy of provisions for insurance contract and investment contract liabilities. Underwriting risks are managed in the process whereby applications submitted for insurance coverage are reviewed. The maximum underwriting exposure is limited through exclusions, cover limits, and reinsurance.
Measurement
Profit and losses stemming from adverse claims in ING’s insurance portfolios are managed by setting insurance risk tolerance levels which are reviewed annually by the Executive Board. ING Group has established actuarial and underwriting risk tolerance levels in specific areas of its insurance operations.
For non-life insurance, risk tolerance levels are set by line of business (in terms of maximum sums insured per individual risk) and for fire business also in terms of probable maximum loss limits. The losses considered to measure this probable maximum loss are those which are attributable to specific events (e.g. natural perils such as storms, earthquakes and floods). For the main non-life units (in The Netherlands, Belgium, Canada, Mexico) the risk tolerance is generally set at 2.5% of the Group’s after tax earnings. For 2006, this translated into a (pre-tax) risk tolerance level of EUR 190 million (2005: EUR 170 million) for Mexico and The Netherlands-Belgium combined. For Canada the pre-tax risk tolerance level is set at EUR 169 million (derived from the above EUR 190 million but allowing for outside interests) (2005: EUR 149 million). The risk tolerance refers to the maximum allowable loss for catastrophic events. The probable maximum loss risk tolerance levels are set at a 1 in 250 return period for Canada, Mexico and The Netherlands-Belgium combined which is in line with industry practice. With respect to the Fire line of business this assessment is based on risk assessment models that are widely accepted in the industry. For the smaller non-life units, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
(pre-tax) risk tolerance level for catastrophe related events for 2006 was set at EUR 5 million (2005: EUR 5 million) per event per business unit. For motor business the (pre-tax) risk tolerance level for 2006 was set at EUR 7.5 million (2005: EUR 5 million) per unit.
With respect to life business, ING Group’s (pre-tax) risk tolerance level is set at EUR 22 million (2005: EUR 22 million) per insured life for mortality risk. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For life insurance contracts involving multiple lives, ING has made its own assessment and believes that the potential loss from a significant mortality event occurring in the normal course of business will not exceed an amount higher than the (pre-tax) risk tolerance level for 2006 of EUR 750 million (2005: EUR 750 million). Such an amount could result from a pandemic as observed during the Spanish flu pandemic in 1918, without taking into account medical improvements since that time. ING continues to model the possible impact of pandemics based on studies published by respected international organizations.
Overall exposures and concentrations are actively managed through the purchase of external reinsurance from approved high creditworthy reinsurers within the credit risk policy of ING. In case of the existence of exposures higher than the risk tolerance levels as defined above, appropriate procedures are in place, including third party reinsurance covers. Particularly for the property and casualty portfolio, ING purchases protection through which the exposure due to natural catastrophes is substantially mitigated. ING believes that the credit risks to which it is exposed under reinsurance contracts are minor.
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
Through scenario analyses, ING Insurance measured the potential changes in the realized after tax earnings of the insurance operations from an increase/decrease of the insurance risk factors over the year 2006. These changes to net profit can relate to realized claims or any other net profit item that would be affected by the change of these factors. In addition, ING has estimated the impact on the December 31, 2006 shareholders’ equity of ING Insurance from the same change in insurance risk factors. The differentiation of sensitivities before and after risk mitigation typically refers to mitigation of the risks by reinsurance. ING assumes that not all these shifts presented below will happen everywhere at the same time.
Insurance risks sensitivity

		Effect on ING Insurance						Effect on ING Insurance
			Net profit	Shareholders’ equity			Net profit	Shareholders’ equity
		Before risk	After risk	Before risk	After risk	Before risk	After risk	Before risk	After risk
		mitigation	mitigation	mitigation	mitigation	mitigation	mitigation	mitigation	mitigation
					2006				2005
Mortality	+10%	(91)	(70)	(87)	(67)	(82)	(61)	(85)	(63)
	-10%	80	70	78	67	80	61	83	64

Morbidity	+10%	(114)	(106)	(111)	(103)	(70)	(66)	(70)	(67)
	-10%	114	105	111	102	70	66	71	67

P&C	+10%	(196)	(185)	(188)	(178)	(125)	(98)	(130)	(101)
	-10%	196	185	188	178	125	98	130	101
The sensitivities represent a one-time increase/decrease of the realized claims of P&C and morbidity and an increase/decrease of the mortality rates over 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING INSURANCE MARKET RISK
General
Market risks arise when the market value of assets and liabilities do not move consistently as financial markets change.

Changes in interest rates, equity prices, foreign exchange rates and real estate prices can impact present and future earnings of the insurance operations as well as the shareholders’ equity.
ING implemented Market Value at Risk (MVaR) limits to manage the market and credit risks resulting from the Insurance operations world-wide. ALCO Insurance has set an MVaR limit for ING Group Insurance and each of the business lines that relates to the market value based economic capital of ING Group Insurance. The MVaR is based on a 99.95% confidence level over a one-year horizon.
These limits are further allocated to the ING Insurance business units through MVaR sublimits by the business lines. These limits are managed by an ALCO Insurance structure on the respective organizational levels. Limit breaches by business lines are reported to ALCO ING Group Insurance and resolved in accordance with policy within the next quarter.
Corporate Insurance Risk Management (CIRM) consolidates and monitors the MVaR exposures of the business lines including diversification effects on a quarterly basis. In 2006 there were no breaches (2005: none) of the overall ING Insurance MVaR limit.
Measurement
At an ING Group level, CIRM is responsible for implementing and monitoring asset and liability management (ALM) practices and for consistency of the MVaR calculation methods world-wide.
The market risk of ING Insurance is primarily related to interest rate risk and equity risk although it also includes real estate and foreign currency risks. The following text provides an analysis of the exposures of the different types of market risks.
ALM risk — interest rate risk
ING’s insurance operations are exposed to changes in interest rates with respect to guaranteed interest rates on insurance and investment contract liabilities. ING’s insurance operations are also exposed to changes in interest rates with respect to investment income. The current product portfolio also includes products where interest rate risks are entirely or partially passed on to the policyholder, thereby reducing ING’s exposure to interest rate movements.
Through scenario analyses, ING Insurance measured the potential changes in earnings of the insurance operations from an instantaneous increase/decrease in interest rates of 100 basis points. These changes to net profit can relate to assets as well as liabilities such as investment income, interest paid to policyholders, adequacy of provision for liabilities, market value adjustments, amortization of Deferred Acquisition Costs (DAC) or any other net profit item that would be affected by interest rate changes. The effect of interest rate changes is different by business line and by product. In addition, ING has estimated the impact on the December 31, 2006 shareholders’ equity of ING Insurance from such an instantaneous change in interest rates.
Interest-rate sensitivity:

		Effect on		Effect on
	ING Insurance		ING Insurance
	Net profit Shareholders’		Net profitShare-holders’
		equity		equity
		2006		2005
Increase interest rates by 1%	8	(3,185)	(68)	(2,814)
Decrease interest rates by 1%	(1,600)	1,880	(1,743)	1,255

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The sensitivities represent an instantaneous increase/decrease of interest rates as of December 31, 2006. The net profit sensitivity reflects the related effect on net profit after tax for the year 2006 if interest rates remain 100 basis points higher (or lower) for at least 12 months. Sensitivity disclosures include the effect of embedded derivatives contained in insurance contracts.
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
The net profit impact related to a 1% change in current interest rates is asymmetric due to the need to increase reserves for ING’s business in Taiwan if interest rates were 1% lower. The IFRS profit impact on Taiwan of 1% lower interest rates at December 31, 2006 is EUR 1.5 billion (2005: EUR 1.7 billion). This is the amount necessary to bring reserves to a best estimate (50%) level in this sensitivity. There is not a corresponding benefit for rising interest rates in 2006 since the additional benefit from a rising interest scenario is not recognized in profit through unlocking of reserves.
Shareholders’ equity impacts also relate directly to use of market values for available for sale securities offset by deferred profit sharing and shadow accounting of reserves and DAC/VOBA where possible.
ALM risk — equity risk
ING’s insurance operations are exposed to changes of prices in equity markets on two levels: (1) business units that have direct equity holdings in their general accounts; and (2) products where the revenues of the insurance operations are linked to the value of underlying equity funds, since this has an impact on the level of charges deducted for unit-linked and variable business.
Through scenario analyses ING Insurance measured the potential changes in earnings of the insurance operations resulting from an instantaneous increase/decrease in equity markets of 10%. These changes to net profit can relate to fee income, unrealized or realized gains and losses, amortization of DAC or any other net profit item that would be affected by a substantial change to equity markets. The effect of equity market changes is different by business line and by product. In addition, ING has estimated the impact on the December 31, 2006 shareholders’ equity of ING Insurance from such a change in equity markets.
Equity sensitivity:

		Effect on		Effect on
		ING Insurance		ING Insurance
		Shareholders’		Shareholders’
		equity		equity
	Net profit	2006	Net profit	2005
Increase of equity by 10%	120	1,325	59	1,072
Decrease of equity by 10%	(150)	(1,347)	(80)	(1,094)
The sensitivities represent an instantaneous increase/decrease in equity markets as of December 31, 2006. The net profit sensitivity reflects the related effect on net profit after tax for the year if equity markets remain 10% higher (or lower) for at least 12 months. Sensitivity disclosures include the effect of embedded derivatives contained in insurance contracts. The largest exposures to equity movements are in the ING business units in The Netherlands, United States, Canada and Belgium.
ALM risk — foreign exchange risk
Foreign exchange risk in the investments backing ING’s insurance and investment contract liabilities is dealt with in the investment management processes in each business unit. An immaterial portion of the investment portfolio backing insurance liabilities is invested in assets of a different currency from that of the liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Another type of foreign exchange risk exists in relation to translation risk. Locally required capital levels are invested in local currencies in order to satisfy regulatory requirements and to support local insurance business regardless of currency movements. These capital levels may affect the consolidated balance sheet when translated to euros. Depending on hedging costs and the capital exposure, ING may hedge the capital over locally required margins.
Through scenario analysis ING Insurance measured the potential changes in the reported earnings of the insurance operations resulting from an instantaneous increase/decrease on December 31, 2006 in foreign exchange markets of 10%. In addition, ING has estimated the impact on the December 31, 2006 shareholders’ equity of ING Insurance from such a change in foreign exchange markets.
Foreign currency sensitivity:

	Effect on ING Insurance		Effect on ING Insurance
		Shareholders’		Shareholders’
		equity		equity
	Net profit	2006	Net profit	2005
10% Increase of euro versus all other currencies	(26)	(1,014)	(81)	(950)
10% Decrease of euro versus all other currencies	29	1,031	87	1,041
The sensitivities represent an instantaneous increase/decrease in the euro on December 31, 2006. The net profit sensitivity reflects the related effect on net profit after tax for the year 2006 if the foreign exchange rate of euro against the other currencies remain 10% higher (or lower) for at least 12 months. Sensitivity disclosures include the effect of embedded derivatives contained in insurance contracts.
The main foreign exchange risks of ING Insurance relate to the translation risk from net profit and equity from business units in United States, Canada and certain Latin American countries. For net profit the impact is mitigated through the usage of average yearly exchange rates. During 2006 the euro has increased in value compared to most other currencies of countries where ING has business.
ALM risk — Real estate risk
Real estate risk exists in some of the investment portfolios of ING Insurance, most significantly in the Netherlands. ING Insurance is exposed to the risk of decreasing real estate prices to the extent these cannot be shared with contract holders in participating insurance plans.
Through scenario analyses, ING Insurance measured the potential changes in the earnings of the insurance operations resulting from an instantaneous increase/decrease in real estate markets of 10%. In addition, ING has estimated the impact on the December 31, 2006 shareholders’ equity of ING Insurance from such a change in real estate markets.
Real estate sensitivity:

	Effect on ING Insurance		Effect on ING Insurance
		Shareholders’		Shareholders’
		equity		equity
	Net profit	2006	Net profit	2005
Increase of real estate of 10%	480	490	509	525
Decrease of real estate of 10%	(480)	(490)	(513)	(525)
The sensitivities represent an instantaneous increase/decrease in real estate markets as of 31 December 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The net profit sensitivity reflects the related immediate effect on net profit after tax for the year 2006 if the real estate markets remain 10% higher (or lower) for at least 12 months.
The most significant real estate risk of ING Insurance exists within the ING Real Estate investment portfolio in The Netherlands.
LIQUIDITY RISK
Liquidity problems arise if an insurance business does not have enough cash or liquid assets to meet its cash obligations. Demands for funds can usually be met through ongoing normal operations, premiums received and the sale of assets or borrowing. Unexpected demands for liquidity may be triggered by a credit rating downgrade, negative publicity, deterioration of the economy, reports of problems of other companies in the same or similar lines of business, significant unanticipated policy claims, or other unexpected cash demands from policyholders.
Liquidity risk decreases as the time frame allowed for generating cash increases. Longer time frames increase the probability of finding a buyer for some of the company’s non-maturing or less liquid assets or securing external financing. Expected liquidity demands within ING Insurance are managed through a combination of treasury, investment and asset-liability management guidelines, which are monitored on an ongoing basis. Unexpected liquidity demands are managed through a combination of product design, diversification limits on liabilities, investment strategy, systematic monitoring and advance contingency planning. CIRM has issued formal guidelines requiring all insurance businesses to regularly assess, monitor and report on their liquidity risk profile. The guidelines require an analysis of liabilities that increase liquidity risk, a review of the investment portfolio to ensure adequate liquidity, and analysis of the expected asset and liability cash flows in regards to the ability of the business to meet cash demands.
Lapses in the course of normal business conditions, including lapses triggered by fundamental market movements are included in the market risk factor sensitivities. ING Group specific liquidity stress scenarios are not reported.
ING GROUP OPERATIONAL INFORMATION AND SECURITY RISK
General
The aim of the Group and local Operational Information and Security Risk Management departments is to support general management of the business lines (first line of defence) which is responsible for managing operational information and security risk (hereafter referred to as operational risk). This is done by raising operational risk awareness and insight, increasing operational risk and loss transparency, improving early warning information and allocating risk ownership and responsibilities. This contributes to more stable business processes and lower operational risk costs. Furthermore, implementing an operational risk management function has led to more effective risk management and has prepared ING for the Basel II regulations, applicable from December 31, 2007, as well as for the future requirements of Solvency II.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

Risk Management Processes	Examples of Risk management Tools
Risk Identification	• Risk and Control Self Assessments
• Risk Awareness Programs
• Fraud detection

Risk Measurement	• Incidents Reporting and Analysis
• RAROC
• Quality of Control Scorecards

Risk Monitoring	• Operational Risk Committee
• Audit Findings Action Tracking
• Key Risk Indicator Reporting
• Operational Risk Dashboard

Risk Mitigation	• New Product Approval Process
• (Information) Security plans & implementation
• Crisis management & Business Continuity Planning
ING is promoting effective management of operational risk (ORM) by requiring business units to demonstrate that the appropriate steps have been taken to control operational risk. ING applies scorecards for this purpose. The purpose of the semi-annual scorecards is to measure the quality of ORM processes within a business. Scoring is based on the ability to demonstrate that the required risk management processes (risk governance, identification, measurement, monitoring and mitigation) are in place with the business units. The scorecards indicate the level of control with the business units. The scoring results in a decrease or increase of the risk capitals, depending on both the maturity of implemented ORM and the control measures taken.
The scorecard consists of five modules that supplement each other:

Risk Management Process	Focus
Risk Governance	Clear allocation of responsibilities
Risk Identification	Early identification of key risks and mitigation
Risk Measurement	Risk cost transparency and risk awareness
Risk Monitoring	Ongoing steering information
Risk Mitigation	Management responsiveness
The overall scorecard outcome showed good progress in 2006 in all business lines. During 2006, operational, information and security risk as well as compliance requirements were integrated in the scorecard.
Measurement
Operational risk (OR) is expressed as the amount of operational risk capital required for a business line as calculated using the OR capital model. This risk measurement model uses both external and internal loss data (exceeding EUR 1 million) within an actuarial model. The model is adjusted for the scorecard results, taking into account the specific quality of internal control in a business line. This provides an incentive to business unit management to better manage operational risk. The outcome is periodically challenged and benchmarked. The capital calculation model meets industry standards. ING is member of the Operational Risk data exchange Association (ORX), the world’s leading operational risk loss data consortium for the financial services industry. In order to protect ING against financial consequences of uncertain operational events ING has acquired insurance policies issued by third party insurers, with worldwide cover for (Computer) Crime, Professional Liability, Directors & Officers Liability, Employment Practices Liability and Fiduciary Liability. ING retains a portion of these risks that matches industry practice.
Developments in 2006
ORM has piloted the COSO (a control framework on Enterprise Risk Management (ERM) issued by the Committee of Sponsoring Organizations of the Treadway Commission in the United States) ERM model in its Intermediaries Division in the Netherlands. Further, ING has now completed the embedding of its product approval process for new and amended products in all business units. Also during 2006, ING reached full coverage of the risk management systems for action tracking, incident management and scorecard evidencing within all ING entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Basel II
ING Bank is preparing for the Basel II implementation through its Basel II group program (including the Basel II project for operational risk). ING Bank is preparing to qualify for the Advanced Measurement Approach (most advanced method) for calculating operational risk capital on a consolidated level and is well positioned to meet the operational risk requirements of Basel II on time.
CORPORATE COMPLIANCE
Financial institutions in general are coming under closer scrutiny by society to ensure they comply with laws, regulations, standards and expectations. Regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinise payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulators and other authorities have the power to bring administrative or judicial proceedings against ING, which could result, amongst other things, in suspension or revocation of ING’s licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm ING’s results of operations and financial condition.
Like many other large international financial institutions, ING engages and in the past has engaged in a limited amount of business with counterparties, including government or government-related counterparties, in countries such as Cuba, Iran and Syria, countries which have been identified as state sponsors of terrorism by the US State Department and subject to sanctions by various government agencies. ING does not believe that its revenues in such countries are or have been material to its overall business. In light of increased scrutiny of transactions involving such countries on the part of US and non-US regulatory authorities, investors and the media, as well as initiatives on the part of various institutions to adopt or enforce laws or regulations prohibiting transactions with or requiring divestment from entities doing business with such countries, ING is continuing to significantly strengthen its compliance function generally as it has done in 2006.
ING Bank N.V. has been in discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the United States and other authorities. These discussions prompted ING Bank N.V. to engage in a review regarding transactions involving sanctioned parties. In connection with this review, which is ongoing, ING Bank N.V. has been reporting to DNB and it is not possible to predict at this time the outcome thereof. ING Bank N.V. is committed to proactively addressing any issues raised by the review.
On July 28, 2006, The Office of Foreign Asset Controls (‘OFAC’) of the U.S. Department of Treasury added the Netherlands Caribbean Bank (‘NCB’), a bank chartered in the Netherlands Antilles that is jointly owned by ING and by two entities that are Cuban nationals, to its list of Specially Designated Nationals as a Cuban national. Such designation prohibits U.S. persons and non-U.S. subsidiaries of U.S. companies from dealing with NCB.
A priority for ING during 2006 has been to increase compliance awareness group-wide and to implement the ING Group Compliance Policy. The implementation of the ING Group Compliance Policy has been a key performance target for all senior managers. Senior management received updates on compliance related issues and on the progress made in implementing the policy. Further embedding the procedures and processes Group-wide has high priority to be completed in 2007.
Another initiative ING undertook during 2006 to increase compliance awareness was the allocation of 130 extra Full Time Equivalents (FTEs) employees to Compliance, increasing the number of dedicated compliance FTEs to around 700. As well Compliance and Operational Risk Management have an established governance structure in which the Audit Committee is informed regularly about any incidents with a major financial and compliance impact. The incident reporting process provides information on financial and compliance incidents on a timely basis. The Executive Board continued to emphasise the importance of compliance in internal conferences and interviews. Additional 2006 compliance initiatives included a mandatory compliance e-learning course for all Netherlands employees, regional compliance conferences and in the United States a Compliance Awareness Week program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In 2006, in the context of changing legislation, regulation and regulatory scrutiny, ING revized, amongst other policies its Financial Economic Crime Policy to comply with the third EU Anti-Money Laundering directive and other applicable laws and regulations. As a result of the revision of the Financial Economic Crime policy a review of all customer files to assist ING to prevent its businesses and systems from being used to launder money or finance terrorist activities, is in progress. An additional benefit of reviewing customer files is that increased knowledge of its customers enables ING to provide services that are better tailored to customer needs.
Within the Retail Banking segment compliance related costs were EUR 85 million. In order to comply with legal requirements the Dutch Retail Banking entities alone spent approximately EUR 50 million of the total amount on the identification of (existing) customers, improving the customer identification process and establishing risk profiles of existing and new customers. As well as operational changes training programs were developed and ongoing implementation programs commenced.
Expenses in the Wholesale Banking segment were adversely impacted in 2006 by compliance related costs of EUR 79 million. These expenses are related to investments in and improvements to compliance and customer identification process and systems, including the ongoing review ING has undertaken following the discussions with DNB concerning transactions involving countries subject to sanctions.
2.3 SUPPLEMENTAL INFORMATION
The following financial information presents the balance sheets for the years ended December 31, 2006 and 2005, and the profit and loss accounts and statements of cash flows for the years ended December 31, 2006, 2005 and 2004 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. See note 2.4.2 for the consolidated reconciliation of shareholders’ equity and net profit to US GAAP. A further description of the adjustments in the reconciliation from IFRS-EU to US GAAP can be found in note 2.4.1 of the notes to the consolidated financial statements. The principles of valuation and determination of results stated in connection with the consolidated balance sheet and profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.3.1. CONSOLIDATING BALANCE SHEETS
For the year ended December 31, 2006

	ING Groep NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
ASSETS
Cash and bank balances with central banks	103	14,326	(103)	14,326
Amounts due from banks		39,868		39,868
Financial assets at fair value through profit and loss
- trading assets		193,977		193,977
- investments for risk of policyholders		110,547		110,547
- non-trading derivatives	28	6,521	(28)	6,521
- designated as at fair value through profit and loss		6,425		6,425
Investments
- available-for-sale		293,921		293,921
- held-to-maturity		17,660		17,660
Loans and advances to customers		474,437		474,437
Reinsurance contracts		6,529		6,529
Investments in associates	51,304	4,343	(51,304)	4,343
Real estate investments		6,974		6,974
Property and equipment		6,031		6,031
Intangible assets		3,522		3,522
Deferred acquisition costs		10,163		10,163
Other assets	70	30,993		31,063

Total assets	51,505	1,226,237	(51,435)	1,226,307

EQUITY
Shareholders’ equity (parent)	38,266	42,607	(42,607)	38,266
Minority interest		2,949		2,949

Total equity	38,266	45,556	(42,607)	41,215

LIABILITIES
Preference shares	215			215
Subordinated loans	7,146		(1,132)	6,014
Debt securities in issue	5,230	72,903		78,133
Other borrowed funds	35	37,180	(7,576)	29,639
Insurance and investment contracts		268,683		268,683
Amounts due to banks		120,839		120,839
Customer deposits and other funds on deposit		496,680		496,680
Financial liabilities as at fair value through profit and loss
- trading liabilities		127,975		127,975
- non-trading liabilities	120	4,934	(120)	4,934
- designated as at fair value through profit and loss		13,702		13,702
Other liabilities	493	37,785		38,278

Total liabilities	13,239	1,180,681	(8,828)	1,185,092

Total equity and liabilities	51,505	1,226,237	(51,435)	1,226,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For the year ended December 31, 2005

	ING Groep NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
ASSETS
Cash and bank balances with central banks		13,084		13,084
Amounts due from banks		47,466		47,466
Financial assets at fair value through profit and loss
- trading assets		149,187		149,187
- investments for risk of policyholders		100,961		100,961
- non-trading derivatives		7,766		7,766
- designated as at fair value through profit and loss		10,230		10,230
Investments
- available-for-sale		305,707		305,707
- held-to-maturity		18,937		18,937
Loans and advances to customers		439,181		439,181
Reinsurance contracts		8,285		8,285
Investments in associates	49,582	3,622	(49,582)	3,622
Real estate investments		5,031		5,031
Property and equipment		5,757		5,757
Intangible assets		3,661		3,661
Deferred acquisition costs		9,604		9,604
Other assets	37	31,114	(991)	30,160

Total assets	49,619	1,159,593	(50.573)	1,158,639

EQUITY
Shareholders’ equity (parent)	36,736	41,488	(41,488)	36,736
Minority interest		1,689		1,689

Total equity	36,736	43,177	(41,488)	38,425

LIABILITIES
Preference shares	296			296
Subordinated loans	7,355		(1 ,259)	6,096
Debt securities in issue	3,740	77,522		81,262
Other borrowed funds		39,087	(6,835)	32,252
Insurance and investment contracts		263,487		263,487
Amounts due to banks		122,234		122,234
Customer deposits and other funds on deposit		465,712		465,712
Financial liabilities as at fair value through profit and loss
- trading liabilities		92,058		92,058
- non-trading liabilities	92	6,156		6,248
- designated as at fair value through profit and loss		11,562		11,562
Other liabilities	1,400	38,598	(991)	39,007

Total liabilities	12,883	1,116,416	(9,085)	1,120,214

Total equity and liabilities	49,619	1,159,593	(50,573)	1,158,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.3.2. CONSOLIDATING INCOME STATEMENTS
For the year ended December 31, 2006

	ING Groep NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
INCOME
Interest income banking operations		59,170		59,170
Interest expense banking operations		(49,978)		(49,978)

Interest result banking operations		9,192		9,192

Gross premium income		46,835		46,835
Investment income		10,907		10,907
Net gains/losses on disposals of group companies		1		1

Gross commission income		6,867		6,867
Commission expense		(2,551)		(2,551)

Commission income		4,316		4,316

Valuation results from non-trading derivatives		89		89
Net trading income		1,172		1,172
Share of profit from associates	7,704	638	(7,704)	638
Other income	(17)	488		471

Total income	7,687	73,638	(7,704)	73,621

EXPENSES
Gross underwriting expenditure		53,065		53,065
Investment income for risk of policyholders		(2,702)		(2,702)
Reinsurance recoveries		(2,175)		(2,175)

Underwriting expenditure		48,188		48,188
Additions to the provision for loan losses		103		103
Other impairments		27		27
Staff expenses		7,918		7,918
Other interest expenses		1,016		1,016
Operation expenses		6,429		6,429

Total expenditure		63,681		63,681

Profit before tax	7,687	9,957	(7,704)	9,940

Taxation	(5)	1,912		1,907

Profit before the period (before minority interests)	7,692	8,045	(7,704)	8,033

Attributable:
Shareholders of the parent				7,692
Minority interest				341

Profit for the period				8,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For the year ended December 31, 2005

	ING Groep NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
INCOME
Interest income banking operations		48,176		48,176
Interest expense banking operations		(39,109)		(39,109)

Interest result banking operations		9,067		9,067

Gross premium income		45,758		45,758
Investment income		10,434		10,434
Net gains/losses on disposals of group companies		390		390

Gross commission income		5,845		5,845
Commission expense		(2,098)		(2,098)

Commission income		3,747		3,747

Valuation results from non-trading derivatives		47		47
Net trading income		426		426
Share of profit from associates	7,194	541	(7,194)	541
Other income	23	687		710

Total income	7,217	71,097	(7,194)	71,120

EXPENSES
Gross underwriting expenditure		54,594		54,594
Investment income for risk of policyholders		(5,074)		(5,074)
Reinsurance recoveries		(2,400)		(2,400)

Underwriting expenditure		47,120		47,120
Additions to loan loss provision		88		88
Other impairments		76		76
Staff expenses		7,646		7,646
Other interest expenses		969		969
Operation expenses		6,327		6,327

Total expenditure		62.226		62.226

Profit before tax	7,217	8,871	(7,194)	8,894

Taxation	7	1,372		1,379

Profit before the period (before minority interests)	7,210	7,499	(7,194)	7,515

Attributable:
Shareholders of the parent				7,210
Minority interest				305

Profit for the period				7,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For the year ended December 31, 2004

	ING Groep NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
INCOME
Interest income banking operations		25,448		25,448
Interest expense banking operations		(16,707)		(16,707)

Interest result banking operations		8,741		8,741

Gross premium income		43,617		43,617
Investment income		10,054		10,054
Net gains/losses on disposals of group companies		337		337

Gross commission income		5,659		5,659
Commission expense		(1,880)		(1,880)

Commission income		3,779		3,779

Net trading income		888		888
Share of profit from associates	5,765	229	(5,765)	229
Other income	(15)	541		526

Total income	5,750	68,186	(5,765)	68,171

EXPENSES
Gross underwriting expenditure		48,925		48,925
Investment income for risk of policyholders		(2,309)		(2,309)
Reinsurance recoveries		(1,232)		(1,232)

Underwriting expenditure		45,384		45,384
Additions to loan loss provision		465		465
Other impairments		22		22
Staff expenses		7,667		7,667
Other interest expenses		1,019		1,019
Operation expenses		5,874		5,874

Total expenditure		60,431		60,431

Profit before tax	5,750	7,755	(5,765)	7,740

Taxation	(5)	1,714		1,709

Profit before the period (before minority interests)	5,755	6,041	(5,765)	6,031

Attributable:
Shareholders of the parent				5,755
Minority interest				276

Profit for the period				6,031

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.3.3. CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

	ING Groep NV	Consolidating		ING Group
	parent company	Subsidiaries	entries	consolidated
Profit before tax	7,687	9,957	(7,704)	9,940
Adjusted for
- depreciation		1,298		1,298
- amortization of deferred acquisition costs and VOBA		(1,317)		(1,317)
- increase in provision for insurance and investment contracts		17,689		17,689
- additions to the provision for loan losses		103		103
- other	(8,148)	(3,761)	7,131	(4,778)
Taxation paid	48	(1,787)		(1,739)

Changes in
- amounts due from banks, not available on demand		3,117		3,117
- trading assets		(48,168)		(48,168)
- non-trading derivatives		(179)		(179)
- other financial assets as at fair value through profit and loss		3,930		3,930
- loans and advances to customers	(1,142)	(59,292)	634	(59,800)
- other assets	41	1,292	(115)	1,218
- amounts due to banks, not payable on demand		1,925		1,925
- customer deposits and other funds on deposit		47,521		47,521
- trading liabilities		38,821		38,821
- other financial liabilities at fair value through profit and loss		2,405		2,405
- other liabilities	592	(2,801)	(27)	(2,236)

Net cash flow from operating activities	(922)	10,753	(81)	9,750
Investments and advances
- group companies	607	(2,965)		(2,358)
- associates		(449)		(449)
- available-for-sale investments		(295,086)		(295,086)
- real estate investments		(1,588)		(1,588)
- property and equipment		(568)		(568)
- assets subject to operating leases		(1,164)		(1,164)
- investments for risk of policyholders		(44,116)		(44,116)
- other investments		(250)		(250)
Disposals and redemptions
- group companies		490		490
- associates		459		459
- available-for-sale investments		271,983		271,983
- held-to-maturity investments		1,343		1,343
- real estate investments		1,294		1,294
- property and equipment		292		292
- assets subject to operating leases		402		402
- investments for risk of policyholders		37,945		37,945
- other investments		51		51

Net cash flow from investing activities	607	(31,927)		(31,320)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

	ING Groep NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
Proceeds from issuance of subordinated loans	865	7,226	(7,226)	865
Repayments of subordinated loans	(600)	(5,075)	5,075	(600)
Borrowed funds and debt securities	532	17,757	2,211	20,500
Deposits by reinsurers		(180)		(180)
Issuance of ordinary shares	5			5
Payments to acquire treasury shares	(1,399)	(23)		(1,422)
Sales of treasury shares	241	132		373
Dividends paid	769	(3,485)		(2,716)

Net cash flow from financing activities	413	16,352	60	16,825

Net cash flow	98	(4,822)	(21)	(4,745)
Cash and cash equivalents at beginning of year	5	3,811	(481)	3,335
Effect of exchange-rate changes on cash and cash equivalents		(322)	(63)	(385)

Cash and cash equivalents at end of year	103	(1,333)	(565)	(1,795)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For the year ended December 31, 2005

	ING Groep NV		Consolidating	ING Group
	Parent company	Subsidiaries	entries	Consolidated
Profit before tax	7,217	8,871	(7,194)	8,894
Adjusted for
- depreciation		1,278		1,278
- amortization of deferred acquisition costs and VOBA		(1,141)		(1,141)
- increase in provision for insurance and investment contracts		21,250		21,250
- additions to the provision for loan losses		88		88
- other	(6,303)	(3,510)	8,531	(1,282)
Taxation paid		(1,398)		(1,398)

Changes in
- amounts due from banks, not available on demand		(720)		(720)
- trading assets		(29,925)		(29,925)
- non-trading derivatives		2,596		2,596
- other financial assets as at fair value through profit and loss		(2,193)		(2,193)
- loans and advances to customers	(1,183)	(60,388)	(1,138)	(62,709)
- other assets	(170)	(7,231)	(150)	(7,551)
- amounts due to banks, not payable on demand		19,405		19,405
- customer deposits and other funds on deposit		60,418	1,671	62,089
- trading liabilities		13,442		13,442
- other financial liabilities at fair value through profit and loss		8,398		8,398
- other liabilities	234	5,936	(2,695)	3,475

Net cash flow from operating activities	(205)	35,176	(975)	33,996

Investments and advances
- group companies	(77)	(250)	77	(250)
- associates		(858)		(858)
- available-for-sale investments		(260,769)		(260,769)
- held-to-maturity investments		(1,030)		(1,030)
- real estate investments		(1,156)		(1,156)
- property and equipment		(540)		(540)
- assets subject to operating leases		(991)		(991)
- investments for risk of policyholders		(41,781)		(41,781)
- other investments		(164)		(164)
Disposals and redemptions
- group companies		703		703
- associates		1,058		1,058
- available-for-sale investments		218,847		218,847
- held-to-maturity investments		245		245
- real estate investments		1,030		1,030
- property and equipment		483		483
- assets subject to operating leases		391		391
- investments for risk of policyholders		34,464		34,464
- other investments		13		13

Net cash flow from investing activities	(77)	(50,305)	77	(50,305)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

	ING Groep NV		Consolidating	ING Group
	Parent company	Subsidiaries	entries	Consolidated
Proceeds from issuance of subordinated loans	1,901			1,901
Repayments of subordinated loans	(177)			(177)
Borrowed funds and debt securities	(1 ,038)	7,730	1,150	7,842
Deposits by reinsurers		93		93
Issuance of ordinary shares	9	105		114
Payments to acquire treasury shares	(303)			(303)
Sales of treasury shares	55			55
Dividends paid	(165)	(2,296)		(2,461)

Net cash flow from financing activities	282	5,632	1,150	7,064

Net cash flow		(9,497)	252	(9,245)
Cash and cash equivalents at beginning of year	5	12,329	(746)	11,588
Implementation IAS 32/39		692		692
Effect of exchange-rate changes on cash and cash equivalents		300		300

Cash and cash equivalents at end of year	5	3,824	(494)	3,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For the year ended December 31, 2004

	ING Groep NV		Consolidating	ING Group
	Parent company	Subsidiaries	entries	consolidated
Profit before tax	5,750	7,755	(5,765)	7,740
Adjusted for
- depreciation		563		563
- amortization of deferred acquisition costs and VOBA		(858)		(858)
- increase in provision for insurance and investment contracts		13,244		13,244
- additions to the provision for loan losses		465		465
- other	(5,937)	4,382	6,022	4,467
Taxation paid		(1,163)		(1,163)

Changes in
- amounts due from banks, not available on demand		(1,206)		(1,206)
- trading assets		(4,417)		(4,417)
- other financial assets as at fair value through profit and loss		(14)		(14)
- loans and advances to customers	(2,885)	(36,556)	4,704	(34,737)
- other assets	(59)	644	(249)	336
- amounts due to banks, not payable on demand		21,986		21,986
- customer deposits and other funds on deposit		65,069	(514)	64,555
- other liabilities	(51)	3,943	249	4,141

Net cash flow from operating activities	(3,182)	73,837	4,447	75,102

Investments and advances
- group companies	(152)	(2,491)		(2,643)
- available-for-sale investments		(262,293)		(262,293)
- real estate investments		(1,169)		(1,169)
- property and equipment		(380)		(380)
- assets subject to operating leases		(950)		(950)
- investments for risk of policyholders		(34,467)		(34,467)
- other investments		(103)		(103)
Disposals and redemptions
- group companies	2,303	1,511	(2,294)	1,520
- available-for-sale investments		197,070		197,070
- real estate investments		1,123		1,123
- property and equipment		192		192
- assets subject to operating leases		388		388
- investments for risk of policyholders		29,382		29,382
- other investments		65		65

Net cash flow from investing activities	2,151	(72,122)	(2,294)	(72,265)

Proceeds from issuance of subordinated loans	1,000			1,000
Repayments of subordinated loans	(410)			(410)
Borrowed funds and debt securities	(573)	3,211	(2,612)	26
Deposits by reinsurers		309		309
Issuance of ordinary shares	449	588		1,037
Dividends paid	565	(1,448)		(883)

Net cash flow from financing activities	1,031	2,660	(2,612)	1,079

Net cash flow		4,375	(459)	3,916
Cash and cash equivalents at beginning of year	5	7,985	(275)	7,715
Effect of exchange-rate changes on cash and cash equivalents		(43)		(43)

Cash and cash equivalents at end of year	5	12,317	(734)	11,588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION
ASSETS
INVESTMENT IN WHOLLY OWNED SUBSIDIARIES

	Owner-	Balance sheet	Owner-	Balance sheet
	ship (%)	value 2006	ship (%)	value 2005
Name of investee:
ING Bank N.V.	100	20,868	100	20,490
ING Verzekeringen N.V.	100	21,902	100	20,607
Other		(163)		391

		42,607		41,488

Movement in investment in wholly owned subsidiaries:

	2006	2005
Opening balance	41,488	28,062
Change in accounting principles		4,510
Repayments to group companies	24
Disposal of group companies	(587)
Revaluations	(2,994)	4,205
Result of the group companies	7,704	7,194
Dividend	(3,450)	(2,296)

	42,185	41,675

Changes in ING Groep N.V. shares held by group companies	422	(187)

Closing balance	42,607	41,488

Receivables from group companies	8,697	8,094

Total	51,304	49,582

SUBORDINATED LOANS
See Note 14 to the consolidated financial statements.

			Notional amount in		Balance sheet value
Interest rate	Year of issue	Due date	original currency		2006	2005
5.140%	2006	Unlimited	GBP	600	885
5.775%	2005	Unlimited	USD	1,000	752	837
6.125%	2005	Unlimited	USD	700	515	574
4.176%	2005	Unlimited	EUR	500	497	496
Variable	2004	Unlimited	EUR	1,000	926	934
6.200%	2003	Unlimited	USD	500	368	410
Variable	2003	Unlimited	EUR	750	669	691
7.200%	2002	Unlimited	USD	1,100	811	904
7.050%	2002	Unlimited	USD	800	591	659
6.500%	2001	Unlimited	EUR	600		589
8.439%	2000	December 30, 2030	USD	1,500	1,132	1,261

					7,146	7,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
EUR 5,506 million (2005: EUR 5,563 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.
EUR 1,640 million (2005: EUR 1,792 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.
Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.
DEBT SECURITIES IN ISSUE

			Balance sheet value
Interest rate	Year of issue	Due date	2006	2005
Variable	2006	June 28, 2011	746
Variable	2006	April 11, 2016	995
4.125%	2006	April 11, 2017	746
5.000%	2001	May 3, 2006		999
6.125%	2000	January 4, 2011	997	996
6.000%	2000	August 1, 2007	750	750
5.500%	1999	September 14, 2009	996	995

			5,230	3,740

The number of debentures held by group companies as at December 31, 2006 was 29,288 with a balance sheet value of EUR 29 million (2005: 2,519 with a balance sheet value of EUR 3 million).
Amounts owed to group companies by remaining term:

	2006	2005
- up to one year	33	956
- one year to five years	2	35

- over 5 years	35	991

2.4. SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF US GAAP
All references to IFRS-EU in this section refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
As a result, in the table provided on page F-152 the 2006 and 2005 columns reconcile IFRS-EU (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 columns reconcile IFRS-EU excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS-EU and US GAAP as compared to 2004. The notes to differences between IFRS-EU and US GAAP discussed below refer to IFRS-EU adopted as of 2005, unless specifically stated that the difference refers to 2004.
An explanation of differences between IFRS-EU (applied 2005) and IFRS-EU excluding IAS 32, IAS 39 and IFRS 4 (applied in 2004) is provided in section ‘Changes in accounting policies’ on page F-25.
Goodwill
Under IFRS-EU, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is capitalized on all acquisitions. When a reporting unit or a business is to be disposed of, goodwill associated with that reporting unit or business is included in the carrying amount of the reporting unit or business in determining the gain or loss on disposal. The transition difference as at January 1, 2004 may therefore result in differences in results on disposal in subsequent periods. In addition, the transition difference may result in differences in impairments in future years. The amount of transition difference changes due to foreign currency translation effect.
The timing of the recognition of certain aspects of goodwill may be different under IFRS-EU and US GAAP since IFRS-EU requires that contingent consideration be recorded at the date of acquisition, with subsequent adjustments to contingent consideration reflected in goodwill. Under US GAAP, contingent consideration is only recorded when the contingency is resolved and the consideration is issued or becomes issuable.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for investments in highly-leveraged beneficial interests, the prospective method is used to calculate a new yield. The prospective method discounts projected cashflows to the current carrying amount and utilizes the new yield in future periods. For other prepayment sensitive assets the new yield is calculated using the retrospective method. Under the retrospective method, actual plus projected cashflows are discounted to the original purchase price and the new yield is used to calculate a revized current carrying amount of the asset, with any difference recorded in current period earnings.
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
Impairments
Under IFRS-EU interest related unrealized losses on available-for-sale debt securities, which are fully related to fluctuations in risk free market interest rates, do not result in an impairment loss. Under US GAAP, interest related impairment losses are recognized based on certain factors including the intent and ability to hold the security to recovery.
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
Valuation of equity securities (2004)
Under IFRS-EU excluding IAS 39 (2004) and US GAAP, unrealized losses on equity securities are recorded in the revaluation reserve, unless the securities are considered to be impaired. Impairments are charged to the profit and loss account. The determination of impairment involves various assumptions and factors, including the period of time and the extent to which the unrealized loss has existed and general market conditions, but is primarily based on the financial condition of the issuer in the long-term; ING has the intention and ability to hold securities with unrealized losses to full recovery. Under US GAAP, unrealized losses that are considered ‘other than temporary’ are charged to the profit and loss account. The determination of ‘other than temporary’ is primarily based on the duration and extent to which the market value has been below cost.
Derivatives and hedge accounting
Under IFRS-EU, hedge accounting is applied where possible. Accordingly, under IFRS-EU gains and losses on derivatives are deferred in equity when hedging relationships are designated as cash flow hedges. Adjustments are made to hedged items when hedging relationships are designated as fair value hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
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
Fair value option
Under IFRS-EU, certain financial instruments are designated as ‘at fair value through profit and loss’. For US GAAP, these financial instruments are reported as either available-for-sale instruments with movements in fair value recognized in shareholders’ equity or as loans and receivables which are carried at amortized cost.
Deferred acquisition costs
Under IFRS-EU, acquisition costs of certain life insurance business involving the receipt of regular premiums are recognized and amortized to the profit and loss account in proportion to future premiums. Under US GAAP, deferred acquisition costs of traditional insurance contracts are likewise amortized in proportion to future premiums. For universal-life type contracts, investment contracts and for participating individual life insurance contracts, deferred acquisition costs are amortized at a constant rate based on the present value of the estimated gross profit margins expected to be realized over the life of the book of contracts. Changes in estimated gross profits result in a retroactive adjustment recorded in the period the estimate of future gross profits change. Both under IFRS-EU and US GAAP deferred acquisition costs are adjusted, where applicable, (through equity) to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. However, the amounts may be different due to differences in underlying accounting principles.
Provision for insurance liabilities
Under IFRS-EU the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. Under IFRS-EU specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices. The differences between IFRS-EU and US GAAP relate mainly to reserve adequacy and the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.
Reserve adequacy
Adequacy testing of the provisions for life policy liabilities, net of unamortized policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a ‘premium deficiency’) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs and value of business acquired. Reserve strengthening is recognized as an additional provision for insurance liabilities under IFRS-EU. Premium deficiencies are recognized under US GAAP as a reduction of the unamortized value of business acquired or deferred acquisition costs, as applicable, and then as an increase in the provision for life policy liabilities. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP and the different confidence levels used in testing reserve adequacy, a premium deficiency may be recognized differently under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Furthermore, a shadow premium deficiency may arise under US GAAP when unrealized investment gains related to available-for-sale securities are included in the US GAAP adequacy testing as if the gains had been realized. This approach results in an adjustment to equity for any shadow premium deficiency calculated and an adjustment to the current year’s value of business acquired, deferred acquisition costs, or provision for life policy liabilities as above. This adjustment is recorded under US GAAP but is not recorded for IFRS-EU purposes.
Treatment of initial expenses and assumptions with regard to yield on investments
Several differences exist between IFRS-EU and US GAAP in the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on investments. The most significant are as follows:
-	some business units use a statutory interest rate in calculating the insurance provision under IFRS-EU, whereas under US GAAP a best estimate investment yield less a provision for adverse deviation is used; and
-	some business units defer a lower or higher amount of initial expenses to future periods under IFRS-EU compared to US GAAP; which also produces a partially offsetting reconciling item for DAC.
Deferred profit sharing
Under IFRS-EU, a deferred policyholder profit sharing liability is established for the realized and unrealized investment results allocated to insurance contracts with discretionary participation or with a legal/constructive obligation to share investment results with policyholders. Under US GAAP, such deferred liability is only recognized for legal obligations.
Employee benefits (2006)
Unrecognized actuarial gains and losses
Under IFRS-EU, all previously unrecognized actuarial gains and losses were charged to equity at January 1, 2004. Under US GAAP, no reset of actuarial gains and losses was applied at January 1, 2004. However, as from December 31, 2006 all previously unrecognized actuarial gains and losses have been recognized on the balance sheet as explained below.
Funded status
Under US GAAP, the funded status of defined pension plans is fully recognized in the balance sheet. That amount is measured as the difference between the fair value of plan assets and the projected benefit obligation. Actuarial gains and losses and prior service cost or credits that have not yet been recognized through earnings as net periodic pension cost are recognized in shareholders’ equity until they are amortized. IFRS-EU does not require that all gains or losses are recognized in the balance sheet.
Employee benefits (2004 and 2005)
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
Equity instruments
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
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
Under IFRS-EU excluding IAS 39 (2004), equity participations are carried at either the lower of cost or market value or at net asset value. Dividends received and realized gains and losses on the sale of these shareholdings are charged to the profit and loss account. Under US GAAP, these shareholdings are accounted for at either fair value with changes in fair value recorded in shareholders’ equity, or, in cases where significant influence can be exercized by ING, by the equity method.
The criteria for the recognition of gains and losses on the sale of certain equity investments are more stringent under US GAAP. As a result, profit on sale is not always recognized in the same accounting period.
Loan loss provisioning
Under IFRS-EU, loan loss provisions are determined under a revized methodology based on a narrow interpretation of an incurred loss model. The application of the IFRS-EU methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of credit risk assessment which were not considered on an individual basis. Accordingly, the alignment of US GAAP reporting with the change in estimation process on adoption of IFRS-EU in 2005 has resulted in a release of EUR 623 million (before tax) of the provision through the 2005 US GAAP profit.
Taxation
The impact of changes in tax rates result from fluctuations in certain tax jurisdictions’ tax rates, as well as from changes in organizational structure, which result in changes in tax regimes with different tax rates. Under IFRS-EU, the impact of changes in tax rates which are applied to temporary differences which were initially established through the revaluation reserve are also reflected through the revaluation reserve. Under US GAAP, the effect of changes in tax rates is reported in net income.
A tax difference arises between IFRS-EU and US GAAP from the tax effect of the IFRS-EU and US GAAP reconciling adjustments.
Other
Other includes the effect of certain other differences between IFRS-EU and US GAAP, which both individually and in aggregate have no significant effect on shareholders’ equity and net profit for the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.4.2 RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET PROFIT TO US GAAP
Amounts in accordance with IFRS-EU

	Shareholders’ equity		Net profit
	2006	2005	2006	2005	20041)
Group equity / Profit for the period	41,215	38,425	8,033	7,515	6,031
Third-party interests	(2,949)	(1,689)	(341)	(305)	(276)

Equity/Net profit attributable to equityholders of the Company	38,266	36,736	7,692	7,210	5,755

Adjustments in respect of Goodwill	3,641	3,837	(62)	(445)	(189)
Real estate	(2,004)	(1,899)	(12)	(76)	316
Debt securities	328	397	208	(405)	206
Valuation of equity securities					148
Derivatives and hedge accounting	237	590	(1,074)	794	425
Fair value option	107	155	(37)	29
Deferred acquisition costs and value of business acquired	272	(687)	454	(329)	(79)
Provision for insurance liabilities	81	277	(161)	151	282
Deferred profit sharing	1,427	2,691	(29)	11
Employee benefits	1,711	593	(153)	(120)	(64)
Equity instruments	215	296	9	14
Provision for restructuring	93	119	(19)	60	60
Associates and other equity investments	(1,717)	(1,115)	(447)	(424)	5
Loan loss provisioning				623
Other	(6)		7	(28)	1

Subtotal	4,385	5,254	(1,316)	(145)	1,111

Tax effect of the adjustments	434	493	(464)	188	204
Third-party interests in adjustments (after tax)	233	122	(13)	99	26

Total adjustments after tax	4,184	4,883	(865)	(234)	933

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	42,450	41,619	6,827	6,976	6,688
Cumulative effect of changes in accounting principles2)	(1,803)				(91)

Amounts in accordance with US GAAP	40,647	41,619	6,827	6,976	6,597

1)	In the table provided above the 2006 and 2005 columns reconcile IFRS-EU (including IAS 32, IAS 39 and IFRS 4) to US GAAP. The 2004 column reconciles IFRS-EU excluding IAS 32, IAS 39 and IFRS 4 to US GAAP. The application of IAS 32, IAS 39 and IFRS 4 as of January 1, 2005 results in certain cases in different reconciling items between IFRS-EU and US GAAP in 2005 and 2006 as compared to 2004. See also note 2.4.1.

2)	The cumulative effect of changes in accounting principles in 2006 is EUR 1,803 million (after tax) as explained in note 2.4.8.(e). The cumulative effect of changes in accounting principles in 2004 is EUR 91 million (after tax) as explained in note 2.4.8.(g).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.4.3 NET PROFIT PER SHARE

	2006	2005	2004
Net profit determined in accordance with IFRS-EU	7,692	7,210	5,755
Reconciling adjustments to net profit US GAAP	(865)	(234)	842

Net profit/(loss) determined in accordance with US GAAP	6,827	6,976	6,597

Weighted average ordinary shares outstanding	2,155.0	2,169.5	2,125.3

Basic earnings/(loss) per share:
IFRS-EU	3.57	3.32	2.71
US GAAP (excluding effects of changes in accounting principles)1)	3.17	3.21	3.14
US GAAP (including effects of changes in accounting principles)1)	3.17	3.21	3.10

Diluted earnings/(loss) per share:
IFRS-EU	3.53	3.32	2.71
US GAAP (excluding effects of changes in accounting principles)1)	3.14	3.21	3.14
US GAAP (including effects of changes in accounting principles)1)	3.14	3.21	3.10

1)	The cumulative effect of changes in accounting principles in 2004 is EUR 91 million (after tax) as explained in note 2.4.8.(g).
2.4.4 PRESENTATION DIFFERENCES BETWEEN IFRS-EU AND US GAAP
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
a.	Certain financial assets and liabilities are designated as assets/liabilities at fair value through profit and loss. Under US GAAP, the assets/liabilities at fair value through profit and loss designation do not exist and accordingly those assets/liabilities designated at fair value through profit and loss under IFRS-EU are classified based on their underlying characteristics.

b.	Funds received in financing transactions that involve the issuance of preferred shares (whether or not in conjunction with common shares) to banks are presented as Amounts due to Banks. Under US GAAP, such funds are presented as minority interest as the legal definition of equity is met.

c.	Premium income of the non-life operations is presented on a written basis, with the change in unearned premiums reported as an underwriting expenditure. Under US GAAP, non-life premium income is presented on an as earned basis.

d.	Premiums collected on universal-life type contracts and insurance contracts that are not classified as investment contracts under IFRS-EU are reported as premium income and the allocation of these premiums to the provision for life policy benefits as an underwriting expense. Under US GAAP, premiums collected on these types of products are not reported as revenue in the profit and loss accounts; revenues from these products are the amounts assessed against policyholders and are reported in the period that the amounts are assessed unless evidence indicates that the amounts are designed to compensate for services provided over more than one period.

e.	Death and surrender benefits paid on universal-life type contracts and the corresponding release of the provision for life policy benefits are reported separately as underwriting expenses in the profit and loss accounts. Under US GAAP, these items are not reported separately; the amount of expense reported for these products is the amounts paid in excess of the related release of the provision for life policy benefits.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
purpose entity is different and is focused on which party, if any, holds interests that expose that party to a majority of the potential variability in expected losses or expected residual returns.

g.	Investments for the risk of policyholders, interest in investment pools and deposits with reinsurers are included in Investments. Under US GAAP, investments for the risk of policyholders that meets the definition of separate accounts and the corresponding liabilities are reported as such. Interests in investment pools and deposits with reinsurers are included in Other assets.

h.	Short-term and long-term borrowings are included in the following captions: funds entrusted to and debt securities of the banking operations and other liabilities. Under US GAAP, short-term borrowings are presented separately from long-term borrowings.
2.4.5 CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH US GAAP
The following is a condensed consolidated balance sheet of ING Group under US GAAP and IFRS-EU, for the years ended December 31, 2006 and 2005, restated to reflect the impacts of the valuation and income recognition differences as discussed in note 2.4.1 and presentation differences as discussed in note 2.4.4.

	2006	2006	2005	2005
	US GAAP	IFRS-EU	US GAAP	IFRS-EU
Assets
Cash and balances with central banks	14,326	14,326	13,084	13,084
Amounts due from banks	39,868	39,868	47,466	47,466
Trading account assets	193,977	193,977	149,187	149,187
Investments for risk of policyholders	44,248	110,547	40,174	100,961
Separate accounts assets	66,299		60,787
Total investments	311,909	311,581	325,041	324,644
Loans and advances to customers	474,472	474,437	439,181	439,181
Reinsurance contracts	6,529	6,529	8,285	8,285
Goodwill	4,146	504	4,099	262
Deferred policy acquisition costs	13,076	12,804	11,903	12,590
Property and equipment	11,001	13,005	8,889	10,788
Participating interests	2,529	4,343	2,438	3,622
Other assets/receivables	46,053	44,386	48,793	48,569

Total assets	1,228,433	1,226,307	1,159,327	1,158,639

Liabilities
Short-term borrowings and current maturities of long term debt	63,038		56,018
Long-term borrowings, excluding current maturities	50,745		63,003
Deposits	496,680	496,680	465,712	465,712
Future policy benefits, claims reserves, other policyholder funds and unearned premiums	200,876	268,683	199,732	263,487
Amounts due to Banks	120,839	120,839	120,627	122,234
Trading account liabilities	127,975	127,975	92,058	92,058
Separate accounts liabilities	66,299		60,787
Other liabilities	57,401	170,915	56,597	176,723

Total liabilities	1,183,853	1,185,092	1,114,534	1,120,214

Shareholders’ equity (parent)	40,647	38,266	41,619	36,736
Minority interests	3,933	2,949	3,174	1,689

Group equity	44,580	41,215	44,793	38,425

Total equity and liabilities	1,228,433	1,226,307	1,159,327	1,158,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.4.6 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT IN ACCORDANCE WITH US GAAP
The following is a condensed consolidated income statement of ING Group, for the years ended December 31, 2006, 2005 and 2004, restated to reflect the impacts of the valuation and income recognition differences as discussed in note 2.4.1 and presentation differences as discussed in note 2.4.4.

	2006	2006	2005	2005	20041)	2004
	US GAAP	IFRS-EU	US GAAP	IFRS-EU	US GAAP	IFRS-EU
Income
Premium income2)	22,145	46,835	22,670	45,758	24,090	43,617
Investment income	10,787	10,907	10,311	10,434	10,724	10,054
Interest result banking operations	9,192	9,192	9,067	9,067	8,741	8,741
Commission income	4,316	4,316	3,747	3,747	3,779	3,779
Other income	1,148	2,371	2,144	2,114	2,411	1,980

Total income	47,588	73,621	47,939	71,120	49,745	68,171

Expenses
Underwriting expenditure2)	23,234	48,188	24,199	47,120	25,654	45,384
Other interest expenses	1,016	1,016	969	969	1,019	1,019
Operating expenses	14,522	14,347	14,036	13,973	13,552	13,541
Impairments/additions to the provision for loan losses	192	130	(14)	164	676	487

Total expenditure	38,964	63,681	39,190	62,226	40,901	60,431

Profit before tax	8,624	9,940	8,749	8,894	8,844	7,740

Taxation	1,443	1,907	1,567	1,379	1,910	1,709
Third-party interest	354	341	206	305	246	276

Net profit (excluding effect of changes in accounting principles)	6,827	7,692	6,976	7,210	6,688	5,755

Cumulative effect of changes in accounting principles					(91)

Net profit (including effect of changes in accounting principles)	6,827	7,692	6,976	7,210	6,597	5,755

1)	Certain reclassifications to the 2004 US GAAP presentation are made to conform with the 2005 presentation.

2)	The main difference between IFRS-EU and the US GAAP in Premium income and Underwriting expenditure relates to universal-life type contracts as explained under 2.4.4.d and 2.4.4.e.
2.4.7 RECENTLY ISSUED ACCOUNTING STANDARDS
Recently adopted accounting pronouncements
FAS 158
In September 2006, the FASB issued FASB Statement No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132R’ (‘FAS 158’). FAS 158 requires an employer to recognize in the statement of financial position, an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; measure a plan’s assets and obligations that determine its funded status as of the end of the fiscal year; and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, reporting such changes in comprehensive income. Recognition and disclosure requirements are effective for ING Group as of December 31, 2006. Upon adoption of FAS 158, ING Group was required to recognize the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
funded status of EUR 1,882 million as a net pension liability and an additional charge of EUR 2,389 million (before tax) to shareholders’ equity on a US GAAP basis. The requirement to measure plan assets and benefit obligations as of the date of the year-end statement of financial position is effective for fiscal years ending after December 15, 2008. ING Group already measures plan assets and benefit obligations as of the date of the year-end statement of financial position (December 31).
FAS 154
Effective January 1, 2006, ING Group adopted Financial Accounting Standard FAS No. 154, ‘Accounting Changes and Error Corrections’ (‘FAS 154’). This statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principles. The adoption of SFAS 154 did not have a material impact on ING Group’s US GAAP shareholders’ equity and net profit.
EITF 04-05
In June 2005, the Emerging Issues Task Force (‘EITF’) reached a final consensus on EITF 04-05, ‘Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights’. EITF 04-05 provides guidance on determining when a general partner should or should not consolidate a limited partnership in light of certain rights held by the limited partners. EITF 04-05 was effective after June 29, 2005 for all newly formed limited partnership agreements and for any pre-existing limited partnership agreements that were modified after that date. For all other limited partnership agreements existing as of June 29, 2005 that remained unmodified, EITF 04-05 required adoption by January 1, 2006. The adoption of the provisions of EITF 04-05 did not have a material impact on ING Group’s US GAAP shareholders’ equity and net profit.
FSP 115-1
In November 2005, the FASB issued FASB Staff Position (‘FSP’) FAS 115-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’. The FSP nullifies the accounting guidance relating to the recognition of investment portfolio other-than-temporary impairments of EITF 03-01, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’; carries forward the disclosure requirements included in the EITF 03-01 which have been effective and applied by ING Group since December 31, 2003; supersedes EITF Topic No. D-44, ‘Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value’; and references existing guidance on other-than-temporary impairments. As required by FSP 115-1, ING Group adopted this guidance on a prospective basis and recognized interest related impairment losses of EUR 133 million for the year ended December 31, 2006, related to investments that management does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value.
Recently issued accounting standards
FAS 159
In February 2007, the FASB issued FASB Statement No. 159, ‘The fair value option for Financial Assets and Financial Liabilities’ (‘FAS 159’). FAS 159 allows certain financial assets and liabilities to be designated at fair value through profit and loss, similar to the option already provided in IFRS-EU. The provisions of FAS 159 are effective for financial statements issued for fiscal years beginning November 15, 2007. ING Group is in the process of determining the impact of adoption of FAS 159.
FAS 157
In September 2006, the FASB issued FASB Statement No. 157, ‘Fair Value Measurements’ (‘FAS 157’). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances. Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data. The provisions of FAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. ING Group is in the process of determining the impact of adoption of FAS 157.
FAS 156
In March 2006, the Financial Accounting Standards Board (‘FASB’) issued Statement of Financial Accounting Standards (‘SFAS’) No. 156, ‘Accounting for Servicing of Financial Assets’ (‘SFAS 156’), which amends SFAS 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’, with respect to the accounting for separately recognized servicing assets and servicing liabilities. FAS 156 permits the choice of the amortization method or the fair value measurement method, with changes in fair value recorded in income, for the subsequent measurement for each class of separately recognized servicing assets and servicing liabilities. FAS 156 is effective for years beginning after September 15, 2006. ING Group does not expect that adoption of FAS 156 will have a material impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP and the Group’s consolidated balance sheet and profit and loss account in accordance with US GAAP.
FAS 155
In February 2006, the FASB issued SFAS No. 155, ‘Accounting for Certain Hybrid Instruments – an Amendment to FASB Statements No. 133 and 140’ (‘SFAS 155’), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. Among other things, the statement also establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. ING Group does not expect that adoption of FAS 155 will have a material impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP and the Group’s consolidated balance sheet and profit and loss account in accordance with US GAAP.
FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109’ (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. This interpretation is effective for fiscal years beginning after December 15, 2006. ING Group does not expect that adoption of FIN 48 will have a material impact on ING Group’s reconciliation of shareholders’ equity and net profit to US GAAP and the Group’s consolidated balance sheet and profit and loss account in accordance with US GAAP. ING Group expects to provide additional disclosures on its tax position (including tax contingencies) upon adoption of FIN 48.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.4.8 ADDITIONAL INFORMATION REQUIRED UNDER US GAAP
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
(a) Investments
The following tables show the (amortized) cost, the gross unrealized gains and losses and fair value of ING’s investments in marketable securities aggregated by type of security for the years ended December 31, 2006 and December 31, 2005. The debt and equity securities consist of investments with various issuers over several industry and geographical sectors. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans.

	Amortized	Gross unrealized	Gross unrealized
	cost	gains	losses	Fair value
December 31, 2006
Debt securities held-to-maturity	17,660	71	237	17,494

Debt securities available-for-sale:
- Dutch Government	7,382	251	40	7,593
- Foreign Government	89,272	3,476	563	92,185
- Corporate debt securities	78,910	1,015	792	79,133
- Asset-backed securities	87,763	397	878	87,282
- Other	9,420	173	90	9,503

Sub-total debt securities available-for-sale	272,747	5,312	2,363	275,696

Equity securities	12,067	6,257	99	18,225

Total	302,474	11,640	2,699	311,415

	Amortized	Gross unrealized	Gross unrealized
	cost	gains	losses	Fair value
December 31, 20051)
Debt securities held-to-maturity	18,937	537	8	19,466

Debt securities available-for-sale:
- Dutch Government	6,931	603		7,534
- Foreign Government	93,867	6,681	201	100,347
- Corporate debt securities	81,475	2,220	489	83,206
- Asset-backed securities	88,235	606	1,029	87,812
- Other	10,151	281	90	10,342

Sub-total debt securities available-for-sale	280,659	10,391	1,809	289,241

Equity securities	11,422	5,134	90	16,466

Total	311,018	16,062	1,907	325,173

1)	As of 2006 the (amortized) cost and gross unrealized gains and losses are presented on a IFRS-EU basis. Prior to 2006, this information was presented on a US GAAP basis. The 2005 comparatives have been revized to conform with the 2006 presentation.
The following table shows the duration of unrealized losses that are not deemed to be other-than-temporarily impaired for the years ended December 31, 2006 and December 31, 2005 broken down by type of security and by the period of time for which the fair value was below cost price:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

	Less than	Between 6 and	More than
	6 months	12 months	12 months
	below cost	below cost	below cost	Total
December 31, 2006
Debt securities held-to-maturity	17	212	8	237

Debt securities available-for-sale:
- Dutch Government	1	41	(2)	40
- Foreign Government	149	246	168	563
- Corporate debt securities	136	277	379	792
- Asset-backed securities	113	62	703	878
- Other	7	9	74	90

Sub-total debt securities available-for-sale	406	635	1,322	2,363

Equity securities	44	30	25	99

Total	467	877	1,355	2,699

	Less than	Between 6 and	More than
	6 months	12 months	12 months
	below cost	below cost	below cost	Total
December 31, 20051)
Debt securities held-to-maturity	7	1		8

Debt securities available-for-sale:
- Foreign Government	56	26	119	201
- Corporate debt securities	210	117	162	489
- Asset-backed securities	347	232	450	1,029
- Other	28	14	48	90

Sub-total debt securities available-for-sale	641	389	779	1,809

Equity securities	47	13	30	90

Total	695	403	809	1,907

1)	As of 2006 the (amortized) cost and gross unrealized gains and losses are presented on a IFRS-EU basis. Prior to 2006, this information was presented on a US GAAP basis. The 2005 comparatives have been revised to conform with the 2006 presentation.
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
In accordance with Group policy, an impairment of EUR 42 million and EUR 91 million, for December 31, 2006 and 2005 respectively, for both IFRS-EU and US GAAP was recognized for unrealized losses related to equity securities classified as available-for-sale that had a significant or prolonged decline in fair value below cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Further for US GAAP an additional impairment of EUR 133 million was recognized relating to available-for-sale debt securities with unrealized losses for which it was determined that the Group as at December 31, 2006 did not have the intent to hold the securities until anticipated full recovery.
The Group has determined that the remaining unrealized losses on the company’s investments in debt securities and equity securities at December 31, 2006, are temporary in nature.
The Group does not consider the securities with unrealized losses for over 12 months as of December 31, 2006 to be impaired, due to one, or a combination, of the following factors:
–	the market values securities are insignificantly lower than the cost price

–	the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows and the Group has the intent and ability to hold these securities to anticipated full recovery, or

–	the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value of their securities.
Under IFRS, if, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the profit and loss account. Under US GAAP impairments may not be reversed in future periods.
Impairment losses recognized in the profit and loss account on equity instruments are not reversed through the profit and loss account under both IFRS and US GAAP.
Contractual maturities of the investments in debt securities:

	Available-for-sale	Held-to-maturity
	debt securities	debt securities
	Fair value	Amortized cost
December 31, 2006
- Within one year	21,341	779
- After 1 year through 5 years	64,823	7,384
- After 5 years through 10 years	63,223	8,347
- After 10 years	38,852	100
- Without maturity	175
- Asset-backed securities	87,282	1,050

Total	275,696	17,660

	Available-for-sale	Held-to-maturity
	debt securities	debt securities
	Fair value	Amortized cost
December 31, 2005
- Within one year	17,600	1,408
- After 1 year through 5 years	67,034	6,241
- After 5 years through 10 years	88,445	9,755
- After 10 years	26,537	397
- Without maturity	1,813
- Asset-backed securities	87,812	1,136

Total	289,241	18,937

(b) Loans and advances to customers
Refer to Item 18, Selected statistical information on banking operations’ for the summary of ING Group’s

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
investments in impaired loans prepared in accordance with SFAS 114, ‘Accounting by Creditors for Impairment of a Loan’. This disclosure is incorporated by reference into these consolidated financial statements.
(c) Goodwill
Goodwill capitalized net of impairment for US GAAP purposes in 2006 and 2005 amounted to EUR 4,146 million and EUR 4,099 million, respectively.
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments. In the first half-year ING Group evaluated the reporting units within the reporting segments and determined that Taiwan within the Insurance Asia/Pacific Greater China segment, which was previously aggregated will be classified as a separate reporting unit. The change has not affected the outcome of the goodwill impairment review as at December 31, 2006.
The difference as at January 1, 2004 as disclosed in note 2.4.1 on page F-146 may result in differences in impairments under IFRS-EU and US GAAP in future years.
The annual goodwill impairment test is performed in two steps:
In Step 1, ING Group determines the fair value of each reporting unit and compares this fair value to the carrying amount of the reporting unit. If that carrying amount exceeds the calculated fair value, ING Group is required to perform Step 2 of the goodwill impairment test.
In Step 2, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit in a manner similar to a purchase price allocation, in accordance with FAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill that is compared to the carrying value of goodwill. Goodwill impairment is recorded to the extent that carrying value of goodwill exceeds the calculated implied fair value of goodwill.
There is no indication that goodwill is impaired for the year ended December 31, 2006. The outcome of the goodwill impairment test for the year ended December 31, 2005 is discussed below.
The goodwill for the reporting unit Latin America primarily relates to SulAmérica. The 49% interest in SulAmérica was acquired in 2002 and is accounted for under the equity method under IFRS-EU. In 2005, a valuation was performed on the business to determine the extent of future capital requirements of the Brazilian joint venture. The valuation incorporates continued deterioration of the health business and further worsening of the claims payment experience. Based on this study, the valuation was below the carrying value, supporting an impairment of EUR 311 million in 2005 to write-off all remaining goodwill for SulAmérica. The impairment charge had no impact on net income under IFRS since the goodwill relates to an acquisition prior to January 1, 2004 and was therefore not capitalized under IFRS.
The following tables show the carrying amount of goodwill recognized under US GAAP for the years ended December 31, 2006 and December 31, 2005:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

	Insurance	Insurance	Insurance	Wholesale	Retail	ING
	Europe	Americas	Asia/ Pacific	Banking	Banking	Direct	Total
Balance as of December 31, 2005	381	268	927	892	549	684	3,701
Additions	35	28	41	59			163
Impairments			(43)				(43)
Changes in the composition of the Group	(17)		(56)	9	44		(20)
Exchange differences	(7)	(29)	(75)	5	(4)		(110)

Balance as of December 31, 2006	392	267	794	965	589	684	3,691

	Insurance	Insurance	Insurance	Wholesale	Retail	ING
	Europe	Americas	Asia/ Pacific	Banking	Banking	Direct	Total
Balance as of December 31, 2004	306	604	845	846	572	700	3,873
Additions		12		53			65
Impairments		(311)					(311)
Changes in the composition of the Group	71	(71)		13	3	(16)
Exchange differences	18	49	107	4	10		188
Disposals	(14)	(15)	(25)	(24)	(36)		(114)

Balance as of December 31, 2005	381	268	927	892	549	684	3,701

Goodwill capitalized net of impairments for US GAAP purposes in 2006 includes intangible assets of EUR 455 million (2005: EUR 398 million) which are amortized over twenty years under US GAAP. Gross amount of intangible assets recognized under US GAAP is EUR 732 million (2005: EUR 613 million), the accumulated amortization is EUR 157 million (2005: EUR 130 million) as of December 31, 2006. The accumulated exchange differences amount to EUR (120) million as of December 31, 2006 (2005: EUR (85) million).
The changes in the carrying amount of intangible assets for the years ended December 31, 2006 and December 31, 2005 are as follows:

	2006	2005
Opening balance	398	318
Additions	59	5
Amortization	(27)	(25)
Changes in the composition of the Group	61	26
Exchange differences	(36)	74

Closing balance	455	398

(d) Other borrowed funds — preference shares of group companies
In December 2000, ING Capital Funding Trust III (the ‘Trust III’), a wholly owned company of ING Group in the United States issued 1.5 million 8.439% non-cumulative guaranteed trust preference shares (the ‘8.439% trust preference shares’), with a liquidation preference of USD 1,000 per share, plus any accrued interest and unpaid dividend. The proceeds from the sale of the trust preference shares were invested in preference shares (‘company preference shares’) of ING Capital Funding III LLC (‘LLC III’), a limited liability company in the United States and a wholly owned company of ING Group. The LLC III has used the proceeds from the sale of its company preference shares to purchase subordinated notes of ING Group.
Trust III may redeem the trust preference shares for cash after December 31, 2010 or if certain special events occur. The company preference shares have substantially the same terms as the trust preference shares. ING Group has issued subordinated guarantees for the payment of the redemption price and the liquidation distribution on the trust preference shares and the company preference shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
(e) Pension liabilities and other staff-related liabilities
Projected and accumulated benefit obligation in excess of the fair value of the plan assets
The projected benefit obligation for all defined benefit pension plans was EUR 16,242 million and EUR 17,121 at December 31, 2006 and 2005, respectively.
The accumulated benefit obligation for all defined benefit pension plans was EUR 14,081 million and EUR 13,001 million at December 31, 2006 and 2005, respectively.
The following table includes the information for those defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets:

	2006	2005
Projected benefit obligations	14,978	17,121
Fair value of the plan assets	12,800	13,312
The following table includes the information for those defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

	2006	2005
Accumulated benefit obligations	2,747	12,312
Fair value of the plan assets	2,118	11,814
The accumulated postretirement benefit obligation exceeds plan assets for all of ING’s other postretirement plans since they are unfunded.
Incremental effect of applying FAS 158
The reconciling item between IFRS and US GAAP is analysed as follows:

	Before application	After application
December 31, 2006	of FAS 158	of FAS 158
DBO(IFRS)/PBO(US GAAP)	16,243	16,243
Fair value of plan assets	14,361	14,361

Shortage	(1,882)	(1,882)
Items not yet recognized as a component of net periodic pension cost:
Unrecognized past service costs	163
Unrecognized actuarial loss	2,570

	2,733

Surplus	851

Additional Minimum Liability	(349)
Intangible assets	5

	(344)

Pension liability / balance sheet US GAAP	507	(1,882)

Pension liability / balance sheet IFRS	(1,204)	(1,204)

Reconciling item	1,711	(678)

- of which regular recurring reconciling item		(1,711)

		2,389
Tax		586

- of which presented as cumulative change in accounting principles		1,803

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Incremental effect of applying FAS 158 on individual line items in the condensed consolidated balance sheet in accordance with US GAAP as presented in note 2.4.5:

	Before application		After application
Line item	of FAS 158	Adjustments	of FAS 158
Assets
Other assets	46,189	(136)	46,053
Total assets	1,228,569	(136)	1,228,433
Liabilities
Other liabilities	55,734	1,667	57,401
Total liabilities	1,186,119	1,667	1,187,786
Group equity
Shareholders’ equity (parent)	42,450	(1,803)	40,647
(f) Stock-based compenzation
In December 2004, the Financial Accounting Standards Board revized FAS No.123, ‘Share-Based Payments’ (‘FAS 123R’). FAS 123R requires all entities to recognize compenzation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. FAS 123R is effective for the first reporting period beginning after June 15, 2005. However, ING Group has elected to early adopt FAS 123R to contribute to the alignment of US GAAP and IFRS-EU. ING Group has adopted FAS 123R prospectively as of January 1, 2005 without electing to restate results of prior periods. Under the modified prospective method, ING Group is required to record compenzation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The accounting for share based payments under IFRS-EU and US GAAP will be substantially aligned with the transition difference running off at the point all awards issued during 2004 have vested. Adoption of FAS 123R did not have a material impact on ING Group’s shareholders’ equity and net profit on a US GAAP basis.
(g) Provision for insurance liabilities
In July 2003, the Accounting Standards Executive Committee (‘AcSec’) of the American Institute of Certified Public Accountants (‘AICPA’) issued Statement of Position 03-01, ‘Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts’ (‘SOP 03-01’). SOP 03-01 established several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts ING Group adopted SOP 03-01 as of January 1, 2004 and determined that it is affected by the SOP’s requirements to account for certain separate account arrangements as general account arrangements, to establish additional liabilities for certain guaranteed benefits and for products with patterns of cost of insurance charges that result in losses in later policy durations from the insurance benefit function, and to defer, amortize, and recognize separately sales inducements to contract holders. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 45 million (net of tax) in the 6 month period ended June 30, 2004.
In June 2004, the FASB issued FASB Staff Position (‘FSP’) 97-1, ‘Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability’. FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-1. ING Group’s adoption of FSP 97-1 on July 1, 2004 did not significantly impact ING Group’s consolidated financial position or results of operations.
In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid (‘TPA’) to SOP 03-01. The TPA clarified certain key implementation issues with respect to SOP 03-01. ING Group adopted the TPA with an effective date as of January 1, 2004. The TPA had no impact on ING’s annuity business; there was an impact on ING’s interest-sensitive life insurance business. Upon adoption, ING Group recognized a cumulative effect of a change in accounting principle of EUR 46 million (net of tax). This is in addition to the impact of the adoption of SOP 03-01, in the first quarter of 2004 for a total cumulative effect of EUR 91 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Executive Board of ING Bank N.V.
We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We serve as principal auditor of ING Bank N.V. In our position, we did not audit total assets constituting 22% in 2006 and 21% in 2005, and total net profit constituting 23% in 2006, 22% in 2005 and 22% in 2004 of the related consolidated totals of ING Bank N.V. These data were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the parts not audited by us, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.
As further described in the notes, the consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As allowed upon initial adoption of IFRS, ING Bank N.V. has elected to adopt the International Accounting Standard 32 and 39 regarding financial instrument accounting and disclosures, and IFRS 4 regarding accounting for insurance contracts on a prospective basis effective January 1, 2005.
Amsterdam, the Netherlands
April 13, 2007
KPMG ACCOUNTANTS N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO
THE GENERAL MEETING OF SHAREHOLDERS OF ING BELGIUM NV/SA ON
THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2006 AND 2005
In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the consolidated financial statements as well as the required additional comments.
Unqualified opinion on the consolidated financial statements
We have audited the consolidated financial statements of ING Belgium NV/SA and its subsidiaries (collectively referred to as ‘the Group’) for each of the two years ended December 31, 2006 and 2005, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium. These consolidated financial statements comprise the consolidated balance sheets as at December 31, 2006 and 2005, and the consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2006, as well as the summary of significant accounting policies and other explanatory notes.
Responsibility of the board of directors for the preparation and fair presentation of the consolidated financial statements
The board of directors is responsible for the preparation and fair presentation of the consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Responsibility of the statutory auditor
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the legal requirements and the auditing standards applicable in Belgium, as issued by the Institute of Registered Auditors (Institut des Reviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. We have evaluated the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by the Group and the presentation of the consolidated financial statements, taken as a whole. Finally, we have obtained from the board of directors and the Group’s officials the explanations and information necessary for executing our audit procedures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Opinion
In our opinion, the consolidated financial statements for the years ended December 31, 2006 and 2005 present fairly, in all material respects, the Group’s financial position as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in accordance with IFRS as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.
Additional comments
The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO
THE GENERAL MEETING OF SHAREHOLDERS OF ING BELGIUM NV/SA ON
THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2006 AND 2005
Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the consolidated financial statements:
–	The directors’ report on the consolidated financial statements deals with the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the entities included in the consolidation are facing, and on their financial situation, their foreseeable evolution or the significant influence of certain facts on their future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.
Brussels, March 19, 2007
Ernst & Young Reviseurs d’Entreprises SCCRL
Statutory auditor
represented by

Marc Van Steenvoort	Pierre Anciaux
Partner	Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO
THE GENERAL MEETING OF SHAREHOLDERS OF ING BELGIUM NV/SA ON
THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2004
In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the consolidated financial statements as well as the required additional comments.
Unqualified opinion on the consolidated financial statements
We have audited the consolidated financial statements of ING Belgium NV/SA and its subsidiaries (collectively referred to as ‘the Group’) for the year ended December 31, 2004, prepared in accordance with the financial reporting framework applicable in Belgium. These consolidated financial statements comprise the consolidated balance sheet as at December 31, 2004 and the consolidated profit and loss account for the year ended December 31, 2004, as well as the summary of significant accounting policies and other explanatory notes.
Responsibility of the board of directors for the preparation and fair presentation of the consolidated financial statements
The board of directors is responsible for the preparation and fair presentation of the consolidated financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Responsibility of the statutory auditor
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the legal requirements and the auditing standards applicable in Belgium, as issued by the Institute of Registered Auditors (Institut des Reviseurs d’Entreprises/Instituut van de Bedrijfsrevisoren) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
In accordance with these standards, we have performed procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we have considered internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. We have evaluated the appropriateness of accounting policies used, the reasonableness of significant accounting estimates made by the Group and the presentation of the consolidated financial statements, taken as a whole. Finally, we have obtained from the board of directors and the Group’s officials the explanations and information necessary for executing our audit procedures. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Opinion
In our opinion, the consolidated financial statements for the year ended December 31, 2004 present fairly, in all material respects, the Group’s financial position as at December 31, 2004 and the results of its operations in accordance with the financial reporting framework applicable in Belgium.
Additional comments
The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.
Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the consolidated financial statements:
–	The directors’ report on the consolidated financial statements deals with the information required by law

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO
THE GENERAL MEETING OF SHAREHOLDERS OF ING BELGIUM NV/SA ON
THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 2004
and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the entities included in the consolidation are facing, and on their financial situation, their foreseeable evolution or the significant influence of certain facts on their future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.
Brussels, March 19, 2007
Ernst & Young Reviseurs d’Entreprises SCCRL
Statutory auditor
represented by

Marc Van Steenvoort	Pierre Anciaux
Partner	Partner

GLOSSARY
ACTUARIAL AND UNDERWRITING RISKS
Emerge from the pricing and acceptance of insurance contracts. Actuaries play a key role in determining insurance premium rate levels and in ensuring that insurance companies have set aside enough provisions to pay claims. Actuarial risk is the risk that assumptions that actuaries input into a model to determine premium rate levels and provisions may turn out somewhat inaccurate. Underwriting risk is the risk that an issuer will receive a claim under an insurance policy it issues/underwrites. Maximum underwriting exposures are limited through exclusions, cover limits and reinsurance.
AMORTIZED COST
The amount at which the financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.
ASSET AND LIABILITY COMMITTEE (ALCO)
Manages the balance sheet of ING, especially with regard to strategic non-trading risk. These risks comprise interest rate exposures, equity risk, real estate risk, liquidity, solvency and foreign exchange risk and fluctuations.
ASSET LIABILITY MANAGEMENT (ALM)
The practice of managing a business such that decisions on assets and liabilities are coordinated. It involves the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities.
ASSET BACKED SECURITIES (ABS)
A type of bond or note that is based on pools of assets, or collateralized by the cash flows from a specified pool of underlying assets.
ASSOCIATE
An entity over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights, and that is not a subsidiary not a joint venture.
AVAILABLE-FOR-SALE FINANCIAL ASSETS
Those non-derivative financial assets that are designated as available for sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through profit and loss.
BASIS POINT VALUE (BPV)
The change in the Net Present Value of a cash flow or a pool of cash flows due to a one basis point change of the yield curve.
BASIS RISK
Arises from imperfect correlation in the adjustment of the rates earned and paid on different financial instruments. Examples of products in which these risks are inherent are demand deposits, saving accounts and mortgages with prepayment options.
BIS
An international organization which fosters international monetary and financial cooperation and serves as a bank for central banks. BIS has set a minimum for the solvency ratio reflecting the relationship between capital and risk weighted assets. The ratio should at least be 8%.
CAPITAL AT RISK (CAR)
The maximum negative impact on ING Group’s economic surplus over a one year forward looking horizon under normal market conditions. CaR is calculated at a 90% confidence interval.
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
COMPLIANCE RISK
The risk of impairment of ING Group’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss, as a result of a failure (or perceived failure) to comply with applicable laws, regulations and standards.

GLOSSARY
CONCENTRATIONS
Of credit risk exist when changes in economic, industry or geographical factors similarly affect groups of counterparties whose aggregate exposure is material in relation to ING Group’s total exposure.
CONTINGENT LIABILITIES
Possible obligations that arises from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because:
–	it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

–	the amount of the obligation cannot be measured with sufficient reliability.
CONTROL
The power to govern the financial and operating policies of an entity so as to obtain benefits from its activities
CONVERTIBLE DEBENTURES
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
CONVEXITY
The non-linear relationship between changes in the interest rates and changes in bond prices and their NPV. It is a very important measure for portfolios containing (embedded) options.
COST RATIO
Underwriting costs expressed as a percentage of premiums written.
COUNTRY RISK
The risk that a foreign government will not fulfil its obligations or obstructs the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (e.g. political risk).
CREDIT INSTITUTIONS
All institutions which are subject to banking supervision by public authorities, including mortgage banks, capital market institutions, multilateral development banks and the International Monetary Fund (IMF).
CREDIT RISK
The risk of loss from the default by borrowers (including bond issuers) or counterparties. Credit risks arise in ING’s lending, pre-settlement and investment activities, as well as in its trading activities. Credit risk management is supported by dedicated credit risk information systems and internal rating methodologies for debtors and counterparties.
DEFERRED TAX LIABILITIES
The amounts of income tax payable in future periods in respect of taxable temporary differences between carrying amounts of assets or liabilities in the balance sheet and tax base, based on tax rates that are expected to apply in the period when the assets are realized or the liabilities are settled.
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
DELTA HEDGE
Minimises the exposure of the employee option scheme by holding an appropriate number of (depository receipts for) ordinary shares. The exposure is reassessed every quarter and, if necessary, ordinary shares are bought from the market (or employees).
DEPOSITORY RECEIPT
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
EARNINGS AT RISK (EAR)
Measures the impact on IFRS earnings resulting from changes in market rates over a one year horizon.
ECONOMIC CAPITAL
The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. Given ING

GLOSSARY
Group’s AA target rating, ING calculates economic capital requirements at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default in 2000 years or 0.05%).
EFFECTIVE INTEREST METHOD
A method of calculating amortized cost of a financial asset or liability and of allocating the interest income or interest expense over the relevant period.
ELIMINATION
A process by which intercompany transactions are matched with each other and deducted, so that the assets, liabilities, income and expenses are not inflated.
EMPLOYEE BENEFITS
All forms of consideration given by a company in exchange for service rendered by (former) employees.
FAIR VALUE
The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
FINANCE LEASE
A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.
FINANCIAL ASSET
Any asset that is:
–	cash

–	an equity instrument of another company.

–	a contractual right to:

–	receive cash or another financial asset from another company; or

–	exchange financial instruments with another company under conditions that are potentially favourable; or

–	certain contract that will or may be settled in ING’s own equity instruments.
FINANCIAL INSTRUMENTS
Contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.
FINANCIAL LIABILITY
Any liability that is a contractual obligation:
–	to deliver cash or another financial asset to another company; or

–	to exchange financial instruments with another company under conditions that are potentially unfavourable; or

–	certain contracts that will or may be settled in ING’s own equity instruments.
FORWARD CONTRACTS
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
HELD-TO-MATURITY INVESTMENTS
Non-derivative financial assets with fixed or determinable payments and fixed maturity that ING Group has the positive intention and ability to hold to maturity other than:
a.	those that ING Group upon initial recognition designates as at fair value through profit and loss;

b.	those that ING Group designates as available for sale; and

c.	those that meet the definition of loans and receivables.
IMPAIRMENT LOSS
The amount by which the carrying amount of an asset exceeds its recoverable amount.
INTEREST BEARING INSTRUMENT
A financial asset or a liability for which a time-proportionate compenzation is paid or received, in relation to a notional amount.
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

GLOSSARY
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
LIQUIDITY RISK
The risk that ING Group or one of its subsidiaries cannot meet its fnancial liabilities when they fall due, at reasonable costs and in a timely manner.
MARKET VALUE AT RISK (MVAR)
A calculation method which measures the decrease in the market value surplus caused by movements in financial markets, at a 99.95% confidence level over a 1 year horizon.
MARKET RISK
The potential loss (value or earnings) due to adverse movements in market rates, including equity prices, interest rates and foreign exchange rates.
MINORITY INTERESTS
That part of the profit or loss and net assets of a subsidiary attributable to an interest which is not owned, directly or indirectly, by the parent.
MONETARY ASSETS AND LIABILITIES
Assets and liabilities whose amounts are fixed in terms of units of currency by contract or otherwise. Examples are cash, short or long-term accounts, notes receivable in cash and notes payable in cash.
MORTGAGE BACKED SECURITIES (MBS)
A security whose cash flows are backed by typically the principal and/ or interest payments of a pool of mortgages.
MONTE CARLO SIMULATION
A technique which uses random numbers and probability statistics to simulate future market rates (e.g. interest rates).
NET ASSET VALUE
Used in the equity method of accounting. The initial net asset value of the investment is determined by the fair value of the assets and liabilities of the investee. After the initial valuation of assets and liabilities of the investee at fair value, the assets and liabilities of the investee are valued in accordance with the accounting policies of the investor. The profit and loss account reflects the investor’s share in the results of operations of the investee.
NET PREMIUMS WRITTEN
Gross premiums written for a given period less premiums ceded to retrocessionaires during such period.
NET PRESENT VALUE AT RISK (NPV-AT-RISK)
Establishes what the value of future cash flows is in terms of today’s monetary value. NPV-at-Risk establishes the change in value of future cash flows as a result of interest rate changes in terms of today’s monetary value.
NOTIONAL AMOUNTS
Represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.
OPERATING LEASE
A lease other than a finance lease.
OPERATIONAL RISK
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

GLOSSARY
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
POST-EMPLOYMENT BENEFIT PLANS
Formal or informal arrangements under which a company provides post-employment benefits for one or more employees. Postemployment benefits are employee benefits other than termination benefits and equity compenzation benefits, which are payable after the completion of employment.
PREFERENCE SHARE
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
QUALIFYING ASSET (WITHIN THE MEANING OF BORROWING COSTS)
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
RECOVERABLE AMOUNT
The higher of an asset’s net selling price and its value in use.
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
RISK ADJUSTED RETURN ON CAPITAL (RAROC)
An advanced business performance measurement tool that enables management to view its revenues in the perspective of the risks that

GLOSSARY
had to be taken to obtain that revenue. RAROC is calculated by dividing the risk-adjusted-return by economic capital.
SETTLEMENT RISK
Arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates or times and receipt is not verified or expected until ING has paid or delivered its side of the trade. The risk is that ING delivers, but does not receive delivery from the counterparty.
SIGNIFICANT INFLUENCE
The power to participate in the financial and operating policy decisions of an entity, but not control over these policies. Significant influence may be gained by share ownership, statute or agreement.
SUBSIDIARY
An entity that is controlled by another entity.
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
TIER-1 CAPITAL
Also referred to as the core capital of ING Bank. It comprises paid up share capital, reserves excluding revaluation reserves, fund for general banking risks, retained earnings, minority interests.
TIER-1 RATIO
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
TREASURY SHARES
An entity’s own equity instruments, held by the entity or other members of the consolidated group.
VALUE AT RISK (VAR)
Quantifies, with a one-sided confidence level of at least 99%, the maximum overnight loss in Net Present Value that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time interval of one day.
VALUE IN USE
The present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.
WARRANT
A financial instrument that gives the holder the right to purchase ordinary shares.

SCHEDULE I — SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES
Amounts in millions of euros

Column A	Column B	Column C	Column D
		Amount at which
			shown in the
Type of investment	Cost	Fair value	balance sheet
DEBT SECURITIES
Debt securities held to maturity	17,660	17,494	17,660
Debentures/available-for-sale
- Dutch governments	7,382	7,593	7,593
- Foreign governments	89,272	92,185	92,185
- Public utilities	8,815	8,861	8,861
- Asset-backed securities	87,763	87,282	87,282
- Redeemable preference shares/sinking fund	292	312	312
- All other corporate bonds	79,223	79,463	79,463

SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
- Public utilities	177	209	209
- Banks, trusts and insurance companies	3,415	4,872	4,872
- Industrial and all others	6,726	11,118	11,118
Preference shares	1,749	2,026	2,026

Total investments	302,474	311,415	311,581

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
Amounts in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column	Column	Column	Column
A	B	C	D	E	F	G	H	I	J	K
						Net invest-
						ment
						income
						(inclu-
						ding other
		Future				income		Amorti-
		policy				and other	Benefits,	zation of
		benefits,		Other		expenses)	claims,	deferred
	Deferred	losses,		policy and		allocated	losses	policy
	policy	claims,		claims		to under-	and	acqui-	Other
	acquisition	and loss	Unearned	benefits	Premium	writing	settlement	sition	operating	Premiums
Segment	costs	expenses	premiums	payable	revenue	accounts	expenses	costs	expenses	written
2006
Life	9,728	249,740		2,956	38,498	9,498	40,086	1,189	3,204	38,498
Non-life	435	6,651	2,631	176	5,929	954	3,168	255	1,629	5,994

Total	10,163	256,391	2,631	3,132	44,427	10,452	43,254	1,444	4,833	44,492

2005
Life	9,114	239,789		4,195	37,114	8,406	38,653	1,149	3,051	37,114
Non-life	490	8,202	2,835	181	6,133	968	3,519	326	1,944	6,087

Total	9,604	247,991	2,835	4,376	43,247	9,374	42,172	1,475	4,995	43,201

SCHEDULE IV — REINSURANCE
Amounts in millions of euros

Column A	Column B	Column C	Column D	Column E	Column F
		Ceded	Assumed		Percentage
		to other	from other		of amount
	Gross amount	companies	companies	Net amount	assumed to net
2006 Premiums
- Life	38,838	2,004	1,664	38,498	4.3%
- Non-life	6,279	339	54	5,994	0.9%

Total Premiums	45,117	2,343	1,718	44,492	3.9%

Life insurance in force	1,054,179	282,936	152,659	923,902	16.5%

2005 Premiums
- Life	37,644	2,031	1,501	37,114	4.0%
- Non-life	6,556	526	57	6,087	0.9%

Total Premiums	44,200	2,557	1,558	43,201	3.6%

Life insurance in force	1,156,186	326,542	147,766	977,410	15.1%

2004 Premiums
- Life	35,532	1,619	1,443	35,356	4.1%
- Non-life	6,592	756	50	5,886	0.8%

Total Premiums	42,124	2,375	1,493	41,242	3.6%

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS
Amounts in millions of euros

Column	Column	Column	Column	Column	Column	Column	Column		Column	Column	Column
A	B	C	D	E	F	G	H		I	J	K
Net invest-
						ment income	Claims
		Reserves				(including	and claims
		for	Discount,			other income	adjustment
		unpaid	if any,			and other	expenses			Paid
	Deferred	claims &	deducted	Un-		expenses)	incurred			claims &
Affiliation	policy	claims	in	earned	Earned	allocated to	related to		Amorti-	claims	Pre-
with the	acquisi-	adjusted	Column	pre-	pre-	non-life	accident years		zation	adjusted	miums
registrant	tion costs	expenses	C	miums	miums	operations	Current	prior	of DPAC1)	expenses	written
2006
Consolidated Non-life entities	435	6,651	273	2,631	5,929	954	3,261	(471)	255	3,378	5,994

2005
Consolidated Non-life entities	490	8,202	206	2,835	6,133	968	3,797	(520)	326	3,568	6,087

1)	DPAC: Deferred policy acquisition costs