Form 20-F
period 2007-12-31
ING GROEP NV
filed 2008-03-19
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14642
ING GROEP N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810, 1000 AV Amsterdam
The Netherlands
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
American Depositary Shares, each representing one Ordinary share	New York Stock Exchange
Ordinary shares, nominal value EUR 0.24 per Ordinary share and Bearer Depositary receipts in respect of Ordinary shares*	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
5.775% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange
7.375% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value EUR 0.24 per Ordinary share	2,226,445,299
Bearer Depositary receipts in respect of Ordinary shares	2,225,764,238
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
Yes☐     ☑ No

PRESENTATION OF INFORMATION
In this Annual report, and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”)  and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively. References to “Executive Board” or “Supervisory Board” refer to the Executive Board or Supervisory Board of ING Groep N.V.
ING presents its consolidated financial statements in euros, the currency of the European Economic and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “US$” and “Dollars” are to the United States dollars and references to “EUR” are to euros.
Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.5369, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 10, 2008.
Except as otherwise noted, financial statement amounts set forth in this Annual Report are presented in accordance with International Financial Reporting Standards as adopted by the European Union (“EU”). In this document the term “IFRS-EU” is used to refer to International Financial Reporting Standards as adopted by the EU including the decisions ING Group made with regard to the options available under International Financial Reporting Standards as adopted by the EU. See Note 2.1 to the consolidated financial statements for further discussion of the basis of presentation.
IFRS-EU differs from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’.
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets is more than the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is less than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
Effective March 4, 2008, amendments to Form 20-F permit Foreign Private Issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to US GAAP. The amendments also include a two-year transition provision to accommodate Issuers, such as ING Group that apply the EU IAS 39 hedge accounting carve-out and provide a reconciliation of profit and equity under IFRS-EU to IFRS-IASB. This reconciliation is included in Note 2.4 to the consolidated financial statements. A reconciliation of profit under IFRS-EU to US GAAP for the comparative years ending December 31, 2006 and December 31, 2005 and of equity under IFRS-EU to US GAAP for the year ending December 31, 2006, is provided in Note 2.5 to the consolidated financial statements.
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
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,
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
IFRS-EU differs in certain respects from IFRS-IASB and U.S. GAAP. See Note 2.4. to the consolidated financial statements for a description of the differences between IFRS-EU and IFRS-IASB and a reconciliation of certain income statement and balance sheet items to IFRS-IASB. See Note 2.5. to the consolidated financial statements for a description of the differences between IFRS-EU and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

	Year ended December 31,
	2007	2007	2006(3)	2005(3)	2004(3)
	USD(2)	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-EU Consolidated Income Statement Data (1)
Income from insurance operations:
Gross premiums written:
Life	62,601	40,732	40,501	39,144	36,975
Non-life	9,354	6,086	6,333	6,614	6,642

Total	71,955	46,818	46,834	45,758	43,617
Commission income	2,922	1,901	1,636	1,346	1,198
Investment and Other income	20,730	13,488	11,172	10,299	10,787

Total income from insurance operations	95,606	62,208	59,642	57,403	55,602
Income from banking operations:
Interest income	118,125	76,859	59,262	48,342	25,471
Interest expense	104,237	67,823	49,927	39,180	16,772

Net interest result	13,888	9,036	9,335	9,162	8,699
Investment income	1,455	947	483	937	363
Commission income	4,497	2,926	2,681	2,401	2,581
Other income	2,602	1,693	1,696	1,348	1,035

Total income from banking operations	22,442	14,602	14,195	13,848	12,678
Total income (4)	117,707	76,586	73,621	71,120	68,159

Expenditure from insurance operations:
Life	76,117	49,526	49,106	47,156	44,988
Non-life	9,450	6,149	5,601	6,269	6,292

Total expenditure from insurance operations	88,567	55,675	54,707	53,425	51,280

Total expenditure from banking operations	15,510	10,092	9,190	8,932	9,260

Total expenditure (4,5)	100,735	65,543	63,681	62,226	60,419

Profit before tax from insurance operations:
Life	8,168	5,314	3,436	2,666	2,647
Non-life	1,873	1,219	1,499	1,312	1,675

Total	10,041	6,533	4,935	3,978	4,322
Profit before tax from banking operations	6,931	4,510	5,005	4,916	3,418

Profit before tax	16,972	11,043	9,940	8,894	7,440
Taxation	2,358	1,535	1,907	1,379	1,709
Minority interests	410	267	341	305	276

Net profit	14,202	9,241	7,692	7,210	5,755

Dividend on Ordinary shares	4,887	3,180	2,865	2,588	2,359
Addition to shareholders’ equity	9,315	6,061	4,827	4,622	3,396
Net profit attributable to equity holders of the Company	14,202	9,241	7,692	7,210	5,755
Ordinary share attributable to equity holders of the Company(6)	6.64	4.32	3.57	3.32	2.71
Distributable net profit per Ordinary share (6)	6.64	4.32	3.57	3.32	2.71
Net profit per Ordinary share and Ordinary share equivalent (fully diluted) (6)	6.58	4.28	3.54	3.32	2.71
Dividend per Ordinary share (6)	2.27	1.48	1.32	1.18	1.07
Interim Dividend	1.01	0.66	0.59	0.54	0.49
Final Dividend	1.26	0.82	0.73	0.64	0.58
Number of Ordinary shares outstanding (in millions)	2,226.4	2,226.4	2,205.1	2,204.9	2,204.7
Dividend pay-out ratio (7)	34.3%	34.3%	37.0%	35.5%	39.5%

	2006	2005	2004	2003
	(EUR millions)
U.S. GAAP Consolidated Income Statement Data
Total income	47,588	47,960	49,733	48,025

Net profit U.S. GAAP, excluding cumulative effects	6,827	6,976	6,688	4,512
Cumulative effects of changes in accounting principles			(91)

Net profit U.S. GAAP, including cumulative effects (8)	6,827	6,976	6,597	4,512

Net profit per Ordinary share and Ordinary share equivalent(6)	3.17	3.21	3.10	2.23

	Year ended December 31,
	2007	2007	20063)	2005(3)	2004(3)
	USD(2)	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-EU Consolidated Balance Sheet Data
Total assets	2,017.2	1,312.5	1,226.3	1,158.6	876.4
Investments:
Insurance	203.3	132.3	140.5	144.5	112.1
Banking	246.5	160.4	171.1	180.1	164.2

Total	449.9	292.6	311.6	324.6	276.3
Loans and advances to customers	849.9	553.0	474.4	439.2	330.5
Insurance and investment contracts:
Life	357.2	232.4	237.9	232.1	205.5
Non-life	14.8	9.6	10.1	12.8	11.4
Investment contracts	36.4	23.7	20.7	18.6	—

Total	408.4	265.7	268.7	263.5	216.9
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	422.8	275.1	283.1	269.4	219.4
Other deposits and bank funds	384.4	250.1	213.6	196.3	129.8

Total	807.2	525.2	496.7	465.7	349.2
Amounts due to banks	256.7	167.0	120.8	122.2	95.9
Share capital (in millions)	2,242.4	2,242.4	2,268.1	2,292.0	2,291.8
Shareholders’ equity	57.2	37.2	38.3	36.7	24.1
Shareholders’ equity per Ordinary share (6)	27.25	17.73	17.78	16.96	12.95

	2006	2005	2004	2003
	(EUR billions, except amounts per share)
U.S. GAAP Consolidated Balance Sheet Data
Total assets	1,228.4	1,159.3	920.4	818.8
Shareholders’ equity	40.6	41.6	35.1	28.0
Shareholders’ equity per Ordinary share and Ordinary share equivalent(6)	18.88	19.21	16.00	13.27

(1)	Selected historical financial data is based on financial statements prepared in accordance with IFRS-EU and accordingly is shown for the four years subsequent to the date of transition to IFRS

(2)	Euro amounts have been translated into U.S. dollars at the exchange rate of $1,5369 to EUR 1.00, the noon buying rate in New York City on March 10, 2008 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(3)	For the impact of divestments see “Item 5. Operating and Financial Review and Prospects” .

(4)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1. to the consolidated financial statements.

(5)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

(6)	Net profit per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary shares in issue. Shareholders’ equity per share is based on Ordinary shares outstanding at end of period.

(7)	The dividend pay-out ratio is based on net profit attributed to equity holders of the Company.

(8)	Upon adoption of SOP 03-1, “Accounting and Reporting by Insurance Enterprises for certain Nontraditional long-duration contracts and for separate Accounts”, and the related Technical Practice Aid (“TPA”) effective January 1, 2004, ING Group recognized a cumulative effect of change in accounting principle of EUR 91 million.
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

	U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low
2003	1.2597	1.2074	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2397	1.3476	1.1670
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3794	1.4862	1.2904
2008 (through March 10, 2008) (2)	1.5369	1.5132	1.5369	1.4495

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The table below shows the high and low exchange rate of U.S. dollars per euro for the last six months

	High	Low
September 2007	1.4219	1.3606
October 2007	1.4468	1.4092
November 2007	1.4435	1.4862
December 2007	1.4718	1.4344
January 2008	1.4877	1.4574
February 2008	1.5187	1.4495
March 2008 (through March 10, 2008)	1.5369	1.5195
The Noon Buying Rate for euros on December 31, 2007 was EUR 1.00 = $ 1.4603 and the Noon Buying Rate for euros on March 10, 2008 was EUR 1.00 = $ 1.5369.

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
We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may also change at any time in ways which have an adverse effect on our business, and it is difficult to predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-

corruption measures. Regulation is becoming increasingly more extensive and complex and regulators are focusing increased scrutiny on the industries in which we operate, often requiring additional Company resources. These regulations can serve to limit our activities, including through our net capital, customer protection and market conduct requirements, and restrictions on businesses in which we can operate or invest. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretation or conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, or we fail to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, amongst other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.
RISKS RELATED TO THE COMPANY
Ongoing volatility in the financial markets has impacted and may continue to impact us.
As a result of ongoing and unprecedented volatility in the global financial markets in recent quarters, we have incurred negative revaluations on our investment portfolio, which have impacted our shareholders’ equity. Furthermore, we have incurred certain impairments and other losses, which have impacted our profit and loss accounts. Such impacts have arisen primarily as a result of valuation issues arising in connection with our exposures to US mortgage-related structured investment products, including sub-prime and Alt-AResidential Mortgage-Backed Securities (RMBS), Collateralized Loan Obligations (CDOs) and Collateralized Loan Obligations (CLOs), monoline insurer guarantees, Structured Investment Vehicles (SIVs) and other investments.  In many cases, the markets for such instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties.  Valuation of such instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations.  While we continue to monitor our exposures in this area, in light of the ongoing market environment and the resulting uncertainties concerning valuations, there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts from such assets in future periods.  For additional information, see “Item 5—Operating and financial review and prospects—Factors affecting results of operations—Market Developments in 2007”.
Because we operate in highly competitive markets, including in our home market, we may not be able to further increase, or even maintain, our market share, which may have an adverse effect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. We derived approximately 41% of our profit before tax in 2007 from the Netherlands. Based on geographic division of our operating profit, the Netherlands is our largest market for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN Amro Bank, Fortis and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, Fortis and Aegon. We derived approximately 12% of our profit before tax in 2007 from the United States. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors.

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
Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our (potential) reinsurance receivables as of December 31, 2007, the greatest exposure after collateral to an individual reinsurer was approximately 10%, approximately 29% related to four other reinsurers and the remainder of the reinsurance receivables balance related to various other reinsurers. The inability of any one of these reinsurers to meet its financial obligations to us could have a material adverse effect on our net profits and our financial results.
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
Because we use assumptions to model client behavior for the purpose of our market risk calculations, the difference between the realization and the assumptions may have an adverse impact on the risk figures.
We use assumptions in order to model client behavior for the risk calculations in our banking and insurance books. Assumptions are used to determine insurance liabilities, the price sensitivity of savings and current accounts and to estimate the embedded optional risk in the mortgage and investment portfolios. The realization or use of different assumptions to determine the client behavior could have material adverse effect on the calculated risk figures and ultimately future results.
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
While holders of our bearer receipts are entitled to attend and speak at the General Meetings of Shareholders, voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (“the Trust”) holds more than 99% of our Ordinary shares, and exercises the voting rights attached to the Ordinary shares (for which bearer receipts have been issued). Holders of bearer receipts who attend – in person or by proxy – the General Meeting of Shareholders must obtain voting rights by proxy from the Trust. Holders of bearer receipts and holders of the ADSs (American Depositary Shares) representing the bearer receipts, who do not attend the General Meeting of Shareholders, may give binding voting instructions to the Trust. See “Item 7. Major Shareholders and Related Party Transactions – Voting Instructions of holders of bearer receipts of Ordinary shares to the Trust. The Trust is entitled to vote any Ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to make use of the voting rights attached to the Ordinary shares in the interest of the holders of bearer receipts, while taking into account
▪	our interests;

▪	the interests of our affiliates; and

▪	the interests of our other stakeholders.
in such a way that all interests are balanced and safeguarded as effectively as possible. The Trust may, but has no obligation to, consult with the holders of bearer receipts or ADSs in exercising its voting rights in respect of any Ordinary shares for which it is entitled to vote. These arrangements differ from practices in other jurisdictions, and accordingly may affect the rights of the holders of bearer receipts or ADSs and their power to affect the Company’s business and operations.
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
The share price of our bearer receipts and our ADSs has been volatile in the past due, in part, to the high volatility in the securities markets generally and more particular in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:
▪	market expectations of the performance and capital adequacy of financial institutions in general;

▪	investor perception of the success and impact of our strategies;

▪	a downgrade or review of our credit ratings;

▪	potential litigation or regulatory action involving ING Group or sectors we have exposure to through our insurance and banking activities;

▪	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and general market circumstances.
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

Item 4. Information on the Company
GENERAL
ING was established as a Naamloze Vennootschap (public limited liability company) on March 4, 1991, through the merger of Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V.	ING Financial Holdings Corporation
Amstelveenseweg 500	1325 Avenue of the Americas
1081 KL Amsterdam	New York, NY 10019
P.O. Box 810, 1000 AV Amsterdam	United States of America
The Netherlands	Telephone +1 646 424 6000
Telephone +31 20 541 5411
Our mission
We want to deliver our financial products and services in the way our customers want them delivered: with exemplary service, maximum convenience and at competitive prices. This is reflected in our mission statement: to set the standard in helping our customers manage their financial future.
Our profile
ING is a global financial services company providing banking, investments, life insurance and retirement services. We serve more than 75 million customers in Europe, the United States, Canada, Latin America, Asia and Australia. We draw on our experience and expertise, our commitment to excellent service and our global scale to meet the needs of a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments. Based on market capitalization (December  31, 2007), ING is one of the 20 largest financial institutions worldwide.
Our strategy
Capitalizing on changing customer preferences and building on our solid business capabilities, ING’s strategic focus is on banking, investments, life insurance and retirement services. We want to provide retail customers with the products they need during their lives to grow savings, manage investments and prepare for retirement with confidence. We will build and invest more in bank distribution platforms. We will increasingly invest in high-growth markets. The successful execution of the strategy is underpinned by continued efficient reallocation of capital through redeploying the capital we generate in mature markets to high-growth businesses, or returning it to our shareholders. With this strategy, ING remains focused on creating value for its shareholders and rewarding them with a better total return on investment than the average of our peers in the financial sector over the longer term.
Our stakeholders
ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders: customers, shareholders, employees, business partners and society at large. ING strives to be a good corporate citizen.
Our corporate responsibility
ING wants to pursue profit on the basis of sound business ethics and respect for its stakeholders. Corporate responsibility is therefore a fundamental part of ING’s strategy: ethical, social and environmental factors play an integral role in our business decisions.
CHANGES IN PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
Reference is made to Note 2.1. to the consolidated financial statements.

CHANGES IN THE COMPOSITION OF THE GROUP
Acquisitions effective in 2007
In September 2007 ING paid EUR 20 million to increase its shareholding in ING Piraeus Life (the joint venture between ING and Piraeus Bank) from 50 to 100%.
In April 2007 ING acquired 100% of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million.
In July 2007 ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in Korea. The purchase price paid for Landmark was EUR 255 million.
In November 2007, ING acquired 100% of Sharebuilder Corporation, a Seattle-based brokerage company for EUR 152 million, to extend its retail investment products range and geographical spread in the United States.
In November and December 2007, ING acquired the Latin American pension businesses of Banco Santander in Mexico for EUR 349 million, Columbia for EUR 88 million, Uruguay for EUR 20 million and Argentina for EUR 235 million. The pension business in Chile was acquired in January 2008 for EUR 450 million. The total cost of the entire deal was approximately EUR 1,100 million.
In December 2007 ING announced the completion of the acquisition of 100% of the shares in Oyak Bank for an amount of EUR 1,903 million. Oyak Bank is a leading bank in the Turkish market, offering a full range of banking services with a focus on retail banking. Goodwill of EUR 1,015 million was recognized on acquisition. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. The profit for the year (before amortization of the intangibles recognized on purchase accounting) was approximately EUR 80 million, but no profit or loss was included in the ING Group net profit in 2007.
Disposals effective in 2007
In June 2007 ING sold its investment in Nationale Borg, a specialist provider of guarantee insurance to HAL Investments BV and Egeria.
In July 2007 ING sold ING Trust to management of ING Trust and Foreman Capital, an independent investment company based in the Netherlands. The sale is part of ING’s strategy to focus on its core banking, insurance and asset management businesses.
In July 2007 ING sold its entire shareholding in ING Regio BV, a subsidiary of Regio Bank NV to SNS REAAL for EUR 50.5 million, resulting in a gain of EUR 26 million. This entity conducts most of the business of Regio Bank. The legal entity Regio Bank NV itself was not part of the transaction.
In September 2007 ING sold its Belgian Broker and Employee Benefits insurance business to P&V Verzekeringen for EUR 777 million, resulting in a gain of EUR 418 million.
Disposals announced and expected to occur in 2008
In December 2007 ING announced that agreement had been reached to sell NRG, a reinsurance unit, to Berkshire Hathaway. The sale for approximately EUR 300 million will result in a loss of approximately EUR 129 million. A provision has been recognised for this loss in Other liabilities. The net assets of NRG at 31 December 2007 amounted to EUR 397 million. Individually significant assets and liabilities consisted of Investments of EUR 578 million and Technical provisions of EUR 194 million, respectively.
In February 2008, ING Group announced that it has reached an agreement with AXA to sell part of its Mexican business, Seguros ING SA de CV and subsidiaries, for a price of approximately EUR 1.0 billion. Under the terms of the agreement, ING will divest companies that comprise its non-life businesses of Property and Casualty and Auto, in addition to its Health and Life insurance lines, its Health Maintenance Organization (ISES) and its Bonding Business. This sale, which is subject to regulatory approval and is expected during the course of 2008, will allow ING to focus on growing its existing Mexican pension (Afore) and Annuities businesses. Seguros ING SA de CV and subsidiaries are presented within the Insurance Americas segment in Note 49 of Note 2.1 to the consolidated financial statements.
For the years 2006 and 2005 as well as a description of on-going capital expenditures, see Note 29 of Note 2.1 to the consolidated financial statements.

RECENT DEVELOPMENTS
For recent changes in the Executive Board and Supervisory Board reference is made to “Item 6. Directors, Senior Management and Employees”.
On March 5, 2008, ING announced a tender offer (the “Tender Offer”) to acquire the remaining issued and outstanding depositary receipts of the preference A shares. The Tender Offer period commenced on March 5, 2008 and ends on June 26, 2008, unless extended or earlier terminated in accordance with the terms of the Tender Offer. The Tender Offer is not made, directly or indirectly, in or into any jurisdiction where it would be unlawful, including the United States. At the 2008 annual General Meeting of Shareholders, ING will propose to cancel all of the preference A shares.
GROUP STRATEGY
Focusing the strategy to accelerate growth
Key points
▪	Focus on banking, investments, life insurance and retirement services

▪	Provide retail customers with the products they need to grow savings, manage investments, and prepare for retirement

▪	Invest in bank distribution and high-growth markets

▪	Continue to improve business fundamentals and maintain strength in capital and risk management
In a very challenging environment in 2007, ING performed strongly, both on the commercial front and in the areas of risk management and capital allocation. We believe this illustrates the strength of our strategy which is to capitalize on changing customer preferences that are transforming the financial industry. We are accelerating the allocation of capital to high-growth areas by focusing on banking, investments, life insurance and retirement services. In 2007, we also returned capital to our shareholders through an attractive dividend and a significant share buy-back program.
Strong performance confirms sound business fundamentals
In 2007, ING performed strongly in what has been a very difficult year for the financial sector. The environment was characterised by a weak U.S. dollar, a flat yield curve and notably the problems in the US sub-prime mortgage market which spread to the larger financial markets in the second half of the year. In this challenging environment, ING enjoyed good commercial performance. We achieved solid volume growth in banking, illustrated by an increase in client balances at ING Direct and Retail Banking. In our life insurance business, we witnessed strong growth in sales and value of new business across the board.
The turbulence in the financial markets has put a spotlight on risk management across the financial sector. ING has weathered the turmoil in credit markets with limited direct impact. All in all, we believe that our performance in 2007 demonstrates that the fundamentals underpinning our business are sound.
Focused strategy going forward
We believe customer preferences are changing and these changes are reshaping the financial industry. We have chosen to focus on where we believe our greatest opportunities lie as a financial services provider, given our strengths. Therefore, we narrow our strategic focus to banking, investments, life insurance and retirement services, thus providing retail customers with the products they need to grow savings, manage investments and prepare for retirement with confidence.
Capitalizing on changing customer preferences
Customer preferences are changing and reshaping the industry. As more customers live longer they know they need to increasingly save enough to enjoy retirement comfortably. And across the globe, especially in emerging markets, people are becoming wealthier. As customers accumulate more wealth, this drives strong growth in total client balances. In particular there is a growing demand for savings and investment products, irrespective of whether these products are provided by a bank or insurer. And with many products and services to choose from, customers expect strong investment performance from their financial services providers.
Against this backdrop, the life insurance sector is going through a paradigm shift from traditional to investment-linked products. And because of this shift, distribution is moving increasingly into the domain of banking. With the surge in technological developments, customers can access financial services faster and in many different ways. Customers increasingly obtain easy, direct access to financial products, and advice only when they want it. This has led to growth of direct distribution channels, as reflected in the success of Postbank and ING Direct.
Building on our solid business capabilities
ING has three important strengths driving our business. These are (1) high performance product capabilities; (2) a strong distribution reach; (3) a leading retail financial brand.
Our high performance product capabilities include vast experience in building savings products, mortgages, variable annuities, pensions and other investment products. With our full suite of products, we can accompany customers throughout their lifecycle. We also have scale in each product category, and are one of the largest savings banks in the world when the balances from different business units — including those in Retail Banking and ING Direct — are aggregated. Our product manufacturing is supported by vast expertise and investment skills in our Investment Management businesses, and asset generation and transformation in our Wholesale Banking businesses.
We have a strong retail customer franchise and an extensive distribution reach, including a broad presence in developing markets. We are able to serve our 75 million customers through different distribution channels — our own online and banking channels, through tied agents, and via distribution agreements with other parties. We adapt our distribution model to the market and have a track record for building innovative bank distribution models in mature and developing markets. In certain markets, we have built a strong agent and broker distribution network.
ING has created one of the world’s leading retail financial services brands. Increasing awareness for the ING brand, across the globe has again been a key priority over the last years. In 2007, the global sponsorship of the ING Renault Formula One team along with its first-ever global branding campaign was very successful. As a result of the F1 sponsorship, ING’s brand awareness has increased significantly across the globe. And the activation of the sponsorship has generated business leads and new business.
New strategic focus
Capitalising on changing customer preferences and building on our solid business capabilities, we have chosen to sharpen our strategic focus to banking, investments, life insurance and retirement services:
•	We want to provide retail customers with the products they need during their lives to grow savings, manage investments and prepare for retirement with confidence.

•	We will build and invest more in bank distribution platforms.

•	We will increasingly invest in high-growth markets.
As a result, ING will focus its product offerings on certain key products and business areas, including current accounts, savings, mortgages, mutual funds, pensions, life insurance, investment-linked insurance and variable annuities. We want to further strengthen our product manufacturing capabilities, including in the field of asset management. Excellent asset management skills are crucial to the success of our strategy. We will further invest in strengthening our global capabilities and investment expertise to deliver first-class investment performance for our clients and to increasingly develop products which blend asset management, insurance and capital markets features. Our Wholesale Banking expertise is also fundamentally important. The essence of our business is to collect consumer deposits and redeploy them as investments in the economy. Wholesale Banking generates high-quality assets where we can invest retail deposits. Also, it provides us with many relevant skills in risk management as well as access to financial markets around the world. Furthermore, developments in recent months have again strengthened our belief that it is essential to be able to generate a good portion of our own assets to maintain a healthy profile of the company.
Another priority is to build and invest in bank distribution platforms. Banks fulfil many customer needs, covering the full range of products from liquidity to lending and investing. Banking is structurally well-positioned as it offers opportunities for early customer acquisition and maintaining customer relationships. Moreover, it is a rapidly growing industry in developing markets, with Turkey as an important example. There is also a steady and fundamental shift taking place towards online banking — already one of our key differentiators which we will continue to build on.
We will put more emphasis on developing markets in order to capture their fundamental long-term growth, supported by a strong home market to fuel that expansion. Starting from strong footprints in Asia, Central Europe and Latin America, we will accelerate our investments in these growth markets.

In the context of our strategic focus we will significantly invest in organic growth and add-on acquisitions. We will also accelerate our portfolio management, assessing our current business in line with the sharpened strategic focus.
Business initiatives in 2007
We have already stepped up the pace of our investment efforts in 2007 and started a major acquisition program that gives us strategic positions in important growth markets, such as Turkey, South Korea, Thailand and Latin America. We acquired Oyak Bank in Turkey, for example, adding 1.2 million customers to our client base. We also acquired a significant stake in TMB, a retail bank in Thailand. In addition, we continued to invest in strengthening product manufacturing capabilities. We bought Santander’s Latin American pension business, which gives us access to over 5 million customers in 5 attractive high-growth markets in that region. In South Korea, we built scale by acquiring full ownership of Landmark Investment Management, the 12th largest asset manager in that country. We also introduced new variable annuity products in Japan, the United States and Europe. And in the US, ING Direct’s acquisition of NetBank added USD 1.4 billion in customer deposits. We also sold several non-core businesses in 2007 including Regio Bank in the Netherlands. In Belgium, we divested our Broker and Employee Benefits insurance business as these businesses did not have critical mass, and we expect the bank distribution channel to become more dominant in the future with above industry average growth rates. ING will continue to sell its insurance products in Belgium through its own bank channels. Early 2008, we sold our non-core insurance business in Mexico in line with our strategy to focus our activities on banking, investments, life insurance and retirement services.
In mature markets, we increased efficiency and optimized our competitive position. In the Netherlands, we are bringing together ING Bank and Postbank under a single brand to better and more effectively meet the needs of our retail customers there. This is a major investment and demonstrates a strong commitment to the Dutch banking market. To respond to changing customer preferences in Belgium, we are also optimizing the service and retail distribution model in that market. ING Belgium has developed a program that will allow the bank to accelerate its growth by leveraging its direct channels with its branch network. And at Wholesale Banking, after having successfully sharpened the strategic focus and improved capital efficiency and returns, new initiatives for growth are geared towards the Benelux and Central Europe, and global franchises in Structured Finance, Financial Markets and Real Estate.
Continued effect allocation of capital
Successful execution of the strategy is underpinned by continued efficient reallocation of capital through redeploying the capital we generate in mature markets to high-growth business, or returning it to our shareholders. This process is supported by actively managing our portfolio of businesses.
In 2007, as a result of disciplined capital management and solid profitability of our businesses, we have been able to maintain a strong capital position. On balance, ING was able to widen its spare leverage by a third, further securing the capital base and providing maximum financial flexibility to pursue our renewed strategic objectives. A position that is even stronger under the new Basel II regime. ING employed its excess capital to fund acquisitions, pay dividends to shareholders and buy back shares. A EUR 5 billion buy-back program was started in June 2007 and is expected to be completed by June 2008. By the end of 2007, 56% of the program had been completed.
Risk Management fully integrated
In recent years, ING has systematically invested to improve its risk management capabilities. We have built a risk management function and fully integrated risk management into the daily management of all business units and strategic planning, embedding a philosophy of sound risk management at ING. The turmoil in financial markets over recent months illustrated the importance of having sound risk management in times of stress. ING has weathered this market turmoil with limited direct impact. Moreover, risk management also functions as an enabler, working with the businesses to identify and execute business opportunities, lower the cost of funding and support strategic decisions.
Conclusions and ambitions
In 2007, ING performed strongly in a challenging environment reflected in an excellent commercial development. Moreover, with risk management fully integrated at all levels, ING is well-insulated from the worst effects of the market turmoil.
Capitalizing on changing customer preferences and building on our solid business capabilities, we have chosen to sharpen our strategic focus to banking, investments, life insurance and retirement services. We want to provide retail customers with the products they need during their lives to grow savings, manage investments and prepare for retirement with confidence. We will build and invest more in bank distribution platforms. We will increasingly invest in high-growth markets. In 2007, we already stepped up the number of initiatives that support this strategy.

With this sharpened strategy, ING remains focused on creating value for its shareholders and rewarding them with a better total return on investment than the average of our peers in the financial sector over the longer term.
CORPORATE GOVERNANCE
New legislation
The Netherlands implemented the EU Takeover Directive in 2007. Under the implementation act, Dutch listed companies may opt to be unprotected against takeovers. If companies want the “unprotected regime”, they must state in their Articles of Association that either (1) the implementation of anti-takeover measures should be subject to approval of the General Meeting of Shareholders or (2) that a shareholder with an interest of 75% or more as a result of a public bid may change the supervisory board and the executive board shortly after completion of the bid.
ING Group already has an anti-takeover device: the right of the ING Continuity Foundation to acquire cumulative preference shares. This has been in place since 1991 and there is currently no reason to consider changing this device.
Shareholder participation
The 2007 annual General Meeting of Shareholders produced a turnout of 36.7% of the (depositary receipts of) ordinary shares, which was the first time the 35% threshold for reconsidering the position of the Stichting ING Aandelen (the ‘Trust Office’) was passed. A major reason for this high turnout was a change in the law which permitted the record date for a General Meeting of Shareholders to be set at 30 days (rather than seven days as used to be the case) before the meeting. The record date is the date on which a shareholder must own shares or depositary receipts in order to vote at the General Meeting of Shareholders. For the 2008 annual General Meeting of Shareholders, ING Group will again set the record date at 30 days (the maximum allowed) before the meeting.
Electronic voting
Following a resolution adopted at the 2007 annual General Meeting of Shareholders, the Articles of Association were amended to allow shareholders and depositary receipt holders who do not attend a General Meeting of Shareholders in person to participate nevertheless in the decision making by means of real-time electronic voting by internet (‘E-voting’). An investigation was made into whether an internet application to enable E-voting would be available. Such an application would require multi-layer security measures for access control, identification and validation, as well as a solid technology against hostile activities. Regrettably, it turned out that there is no such internet application available. Furthermore, it was discovered that an internet application meeting these technical requirements would still not enable an efficient cross-border E-voting process considering the lack of cross-border legislation on E-voting and the fact that shares or depositary receipts are currently held through securities custodians in various jurisdictions.
Dialogue with shareholders
In 2007, investors were allowed to ask questions about items on the agenda for the annual General Meeting of Shareholders, and they will be allowed to do so in 2008. Shareholders and holders of depositary receipts can visit the website of ING Group (www.ing.com) to submit their questions and they will be answered on the same website.
Elimination of preference A shares and preference B shares
Following the repurchase of the depositary receipts of the preference A shares held by Aegon in 2006, the depositary receipts of the preference A shares held by Fortis and ABN AMRO were also repurchased in 2007. The preference A shares underlying the repurchased depository receipts were all cancelled by February 2008.
ING Group intends to eliminate the remaining six million preference A shares by either repurchasing or redeeming such shares or the depositary receipts thereof, and as described in “—Recent Developments,” ING recently announced a tender offer to acquire the remaining depositary receipts of the preference A shares. At the 2008 annual General Meeting of Shareholders, ING will propose to cancel all of the preference A shares. All ING Group shares then outstanding will have voting rights proportional to their economic value as recommended under section IV.1.2 of the Dutch Corporate Governance Code.
As ING Group sees no need to issue preference A shares or preference B shares in the near future, such shares will be eliminated from the Articles of Association and the conditions of administration. A proposal to amend the Articles of Association accordingly will be submitted at the 2008 annual General Meeting of Shareholders.

CORPORATE GOVERNANCE CODES
In compliance with the Dutch Corporate Governance Code
In its corporate governance structure and practices, ING Group uses the Dutch Corporate Governance Code (Tabaksblat Code or the Code) as reference. The ING Group corporate governance structure described in the document ‘The Dutch Corporate Governance Code — ING’s implementation of the Tabaksblat Code for good corporate governance’ was approved by the General Meeting of Shareholders on April 26, 2005. As a result, ING Group is considered to be in full compliance with the Tabaksblat Code, although it does not apply all best-practice provisions of the Code in full. The document is available on the website of ING Group (www.ing.com) and has been expanded with an update of ING’s implementation of the Tabaksblat Code since 2005. The following deviations from the Tabaksblat Code are reported for 2007:
• Michel Tilmant, being appointed as an Executive Board member before January 1, 2004, remains appointed for an indefinite period of time and retains his agreed exit arrangement, which exceeds one year’s salary (best-practice provisions II.1.1. and II.2.7), as existing contractual arrangements cannot be changed unilaterally;
• existing rights for severance payments with respect to Executive Board members who were already employed by ING prior to their appointment to the Executive Board, are taken into account. As a result thereof, their exit arrangement as Executive Board members may exceed the maximum mentioned in the Code (best-practice provision II.2.7);
• Executive Board members may sell shares awarded to them without financial consideration within the five-year retention period in order to cover the wage tax which is to be withheld over the vested award (best-practice provision II.2.3), so as to avoid the total wage tax being withheld in the month of vesting exceeding the gross salary payment of that month;
• performance criteria for variable remuneration are disclosed only to the extent that this information is not share price sensitive or competition-sensitive (best-practice provisions II.2.3, II.2.10 and II.2.11);
• Executive Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that apply to all employees. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts (best-practice provisions II.2.8, II.3.2. and II.3.3). These exceptions are based on a lack of materiality;
• if a Supervisory Board member does not meet the independence criteria of the Code, the Supervisory Board may decide to still consider such member to be independent in order to take into account specific circumstances, such as family and employment relations (best-practice provision III.2.2), so as to allow for situations of non-independence that are not material;
• the legally required second candidate on a binding nomination for appointment to the Supervisory Board does not need to meet the independence criteria of the Tabaksblat Code nor the requirements of the Supervisory Board profile (best-practice provisions III.2.2. and II.3.1), in view of the contemplated abolition of this legal requirement;
• Jan Hommen, who was appointed in the 2005 annual General Meeting of Shareholders as a Supervisory Board member, had more than five positions as a supervisory board member with other Dutch-listed companies until May 2007 (best-practice provision III.3.4). He was appointed chairman of the Supervisory Board, effective January 1, 2008. As of this date, the number of his board memberships exceeds the number of five. This was approved by the Supervisory Board in view of the fact that Jan Hommen is planning to give up his chairmanship of the Supervisory Board of TNT N.V. as soon as a suitable replacement in a position to take over has been found. In any case, Jan Hommen plans to resign from the supervisory board of TNT N.V. at its 2009 General Meeting of Shareholders.
• under special circumstances the Supervisory Board may deviate from the general rule that a member of the Supervisory Board may not be re-appointed for more than two subsequent four-year terms (best-practice provision III.3.5);
• ING Group established a combined Remuneration and Nomination Committee instead of a separate remuneration committee and a nomination committee (best-practice provision III.5.1);
• the Remuneration and Nomination Committee is being chaired by the chairman of the Supervisory Board (best-practice provision III.5.11) so that he can be involved in this important subject directly and at an early stage;
• in the case of a transaction with a family member that entails a conflict of interests according to the Code, the Supervisory Board may decide that no conflict of interests exists if the relationship is based on a marriage that is now over, (best-practice provision III.6.1) to allow for situations where the family relationship no longer exists;
• transactions with Supervisory Board members or persons holding at least 10% of the shares of ING Group in which there are significant conflicting interests will be published in the annual report, unless (i) this conflicts with the law, (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents this and/or (iii) the information is so competition-sensitive that the publication could damage the competitive position of ING Group (best-practice provision III.6.3 and III.6.4);
• Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts (best-practice provisions III.7.4). These exceptions are based on a lack of materiality;

• the voting rights of the Preference A shares are based on their nominal value (best-practice provision IV.1.2) as these voting rights cannot be changed unilaterally;
• if a notarial report is drawn up of the General Meeting of Shareholders, shareholders will not have the opportunity to react to the minutes of the meeting (best-practice provision IV.3.8), as this would be in conflict with the laws applicable to such notarial report.
NYSE Requirements
Under the New York Stock Exchange’s (‘NYSE’) listing standards, ING Group as a foreign private issuer must disclose any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. An overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies is available on the website of ING Group (www.ing.com).

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
The following chart shows the breakdown by business line of ING’s total income and total profit before tax for the year 2007. Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and profit before tax by business line for the years ended 2007, 2006 and 2005.
Total income EUR 74,806 million
     (excluding corporate line)
Total profit before tax EUR 9,600 million
         (excluding corporate line)

INSURANCE EUROPE
ING Insurance Europe operates in the Netherlands, Belgium, Luxembourg, Italy, Spain, Greece, Poland, Hungary, the Czech Republic, Slovakia, Romania, Bulgaria and Russia. The operating companies in these countries have tailored their insurance products, investment and asset management services and pension fund services for certain target markets and distribution channels. ING Insurance Europe has three key priorities. First, in the mature markets of the Benelux with moderate growth, ING focuses on improving efficiency and optimizing distribution. Second, in the fast growing markets of Central Europe, the focus is on accelerating growth. Third, across all regions, ING leverages on the opportunities created by the ageing of the European population by reinforcing as a specialist provider of banking, life insurance, investments and retirement services for retail customers.
In the Netherlands, ING offers basic retail insurance products via direct marketing (Postbank), while independent intermediaries (Nationale-Nederlanden), tied agents (RVS) and bank branches (ING Bank) are more suitable for selling complex products requiring personal service and specialized advice. In the countries in Central Europe, tied agents are the main distribution channel. In this region too, ING continues to strive towards a multi-distribution approach with banks, brokers and direct marketing as additional channels. ING considers the client’s need/demand for personal service and specialized advice as an important factor in determining how to distribute its products and services within Europe.
ING Investment Management Europe (“ING IM Europe”) is the principal proprietary asset manager for ING Insurance Europe. ING IM Europe also manages equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank, ING Belgium, Postbank, Nationale-Nederlanden and third party distributors. In addition, ING IM Europe is responsible for managing the treasury activities of ING Insurance.
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
ING’s non-life products, mainly in the Netherlands, include coverage for both individual and commercial/group clients for fire, automobile, disability, transport and aviation insurance, third party liability insurance and indirect premiums (incoming reinsurance premiums). In the Netherlands, the government is limiting its role in the field of disability insurance and sick pay, potentially creating new opportunities for insurance companies to provide private-sector coverage for benefits previously provided by the Dutch government. ING offers a broad range of disability insurance products and complementary services for employers and self-employed professionals (such as dentists, general practitioners and lawyers).
INSURANCE AMERICAS
ING Insurance Americas (“ING Americas”) operates in three main geographic areas: Canada, the United States, and Latin America. ING Americas offers life and non-life insurance, retirement services, (primarily defined contribution plans) annuities, mutual funds, broker-dealer services and institutional products, including group reinsurance and institutional asset management products and services.
In 2007, ING Americas in the United States operated through three divisions: Wealth Management (retirement services, annuities and broker-dealer services), Insurance (individual life, group life and reinsurance) and Asset Management. Through these divisions, ING provides a wide variety of financial products and services to individual and institutional customers. Distribution channels for Wealth Management and Insurance include career agents, independent producers, brokers-dealers and financial institutions as well as financial planners and affiliated distribution channels. Career agents, affiliated and independent broker-dealers and an institutional sales force support the Asset Management division’s product distribution. The U.S. life insurance market remains segmented and subject to intense competition as the overall market is growing at mid to high single digit rates.
The U.S. Wealth Management business includes Retirement Services (which includes Defined Contribution pension plans and Rollover/Payout products and services) and Annuities, which collectively represent the majority of earnings and value creation for the U.S., as well as the ING Advisors Network, a distribution channel of wholly owned broker-dealers with independent registered representatives. In the institutional market, Retirement Services sells 401(k), 403(b) and 457 and related defined contribution plans, plan services and investment options, targeting the higher growth segments of small (under 500 employees) corporations and teachers and educational institution staff in the “K-12” segment (kindergarten through 12th grade). ING’s Annuity business primary targets the mass affluent segment. Besides providing access to financial products, ING Advisors Network offers services such as financial planning, investment advisory services, pension plan administrative services and trust services through its approximately 8,700 affiliated and licensed financial professionals.
The Asset Management organization includes ING Investment Management Americas (“ING IM Americas”), Mutual Funds and Institutional Markets. ING IM Americas manages proprietary assets for ING Americas’ insurance entities, investing such assets in a diverse mix of public fixed income, private placements, commercial mortgages and alternative assets. ING IM Americas third party business units (mainly in the U.S.) include mutual fund sub-advisory, institutional assets, alternative assets and managed accounts, and their products are distributed through internal, affiliated and outside distribution channels. Third party assets are managed in a wide range of investment styles and portfolios including: domestic and international equity portfolios of various value, blend and growth styles and of small, mid- and large capitalization, domestic and international fixed income portfolios across the major bond and loan market sectors, balanced portfolios, hedge funds, funds of funds and private equity. The Institutional Markets unit of Asset Management provides principal protection products such as guaranteed investment contracts and funding agreements to institutional customers.
The U.S. Insurance businesses focus on both individual and institutional clients and provide a wide range of insurance products, including variable universal life, universal life, and term insurance. Individual retail markets include the high net worth and mass affluent markets. Institutional customers are served by the Retail Life unit, which sells bank-owned and corporate-owned life insurance, the Employee Benefits unit, which provides both group and voluntary insurance products and by ING Reinsurance, with group reinsurance coverage.
ING Canada is the leading provider of property and casualty insurance in Canada. ING Canada’s principal insurance products are automobile and property and liability insurance, which are marketed to individuals and to small and mid-size businesses. Following an initial public offering in 2004, ING Group’s ownership share in ING Canada was reduced to 70%. ING Canada uses independent brokers as its primary distribution channel, accounting for approximately 80% of direct premiums written. ING Canada also sells products directly to customers through the internet and by telephone call centers in Quebec and Ontario.
ING Americas sells life insurance, health insurance, auto, property and casualty insurance, and pension and financial services and asset management products through subsidiaries and joint venture affiliates in selected Latin American markets. Until recently, activities have been conducted primarily in the Mexican and Chilean markets and through joint ventures in Peru and Brazil. In July of 2007, ING reached agreement with Santander to acquire its pension businesses in, Mexico, Chile, Colombia and Uruguay. In November of 2007 ING reached agreement with Santander and Grupo Bapro to acquire their pension and annuity businesses in Argentina. These acquisitions will make ING the second largest pension fund manager in Latin America. Distribution channels in Latin America include independent brokers and affiliated agents. ING’s joint venture in Brazil, SulAmerica, completed an initial public offering in October 2007 through which ING’s stake in the company was reduced from 49% to 36%.
INSURANCE ASIA/PACIFIC
ING Insurance Asia/Pacific (“IAP”) is a leading provider of life insurance and wealth management products and services. It is the number two, based on new sales, international life insurer in Asia/Pacific with twelve life operations in ten markets. It is also the region’s fourth largest investment manager, based on assets under management, particularly in Japan and Australia) with asset management operations in thirteen markets. ING has flagship operations in the mature and larger markets of Australia and New Zealand, Japan, South Korea and Taiwan, and is well positioned to secure an increasing share of future growth in the large and emerging markets of Malaysia, China, India and Thailand, which are also among the fastest growing in Asia.
An IAP regional office in Hong Kong leads, controls and supports all IAP business units in the region, ensures implementation of strategy and standards and encourages regional and global synergies.
The business units in Asia/Pacific offer select types of life insurance, wealth management, retail and institutional asset management products (including annuities, endowment, disability / morbidity insurance, unit linked / universal life, whole life, participating life, group life, accident and health, term life and employee benefits) and services. In Hong Kong non-life insurance products (including medical, motor, fire, marine, personal accident and general liability) are also offered. Each business unit is subject to regulation by its respective insurance or investment regulatory commission, which generally requires a separate operating license and product approvals.
The core Asia/Pacific traditional distribution network of tied or career agents and financial advisors is increasingly complemented by alternative distribution channels including bancassurance, brokers, worksite and direct marketing as well as online sales capabilities.
IAP’s market ranking is based on an analysis of public disclosures by regulators and competitors as well as data provided by independent publications. IAP estimates that its combined insurance operations rank second among regional foreign life insurers by annualized premium equivalent (annualized premium equivalent represents the aggregate of new regular premium sales and 10% of new single premium sales of life insurance products) and its combined investment management operations in Asia excluding Australia and Japan rank second in terms of total assets under management.
WHOLESALE BANKING
ING offers Wholesale Banking services to mid-corporates, corporates and financial institutions in more than 40 countries. In all areas, we are striving to boost growth by offering a range of leading banking services and products. Wholesale Banking has six product units: General Lending Products and Payments and Cash Management; Structured Finance; Leasing and Factoring; Financial Markets; Other Wholesale Products and ING Real Estate.
In the Netherlands and Belgium, we are a full-service bank with a wide range of products, from cash management to corporate finance. We offer an extensive range of services in Poland and Romania and other Central and Eastern European markets. In other countries, Wholesale Banking has a more selective product and client range.
Wholesale Banking achieved resilient results in 2007 despite highly challenging business conditions and significant turbulence in financial markets. We achieved profitable growth by concentrating on client needs and high value-added products, especially in our home markets. We deepened our client relationships, closed a number of landmark deals, reduced costs and improved returns though more efficient use of capital.
Wholesale Banking continued to invest in existing and new products to improve returns and deliver profitable growth.
Significant investment was channeled into Payments and Cash Management, where preparations were made for the Single Euro Payments Area (SEPA) introduced in January 2008. Payments and Cash Management signed agreements with several clients to provide SEPA services for sizeable volumes.
Structured Finance boosted staff numbers to support a number of growth initiatives and generally had a good year due to robust demand and solid revenue growth in most product areas. The one exception was Leveraged Finance where the markets came to a halt in the second half due to concerns about credit quality in the global credit markets. Further expansion of the Structured Finance business is planned in 2008 to strengthen our market position.
Financial Markets clients and products division held up well but overall income from the trading division was down due to difficult market conditions. In Q4 2007, Financial Markets announced an ambitious three-year strategy to build on its success in the clients and products function, especially in the emerging markets.
ING Real Estate had another year of solid growth in 2007 thanks to its diversified business model and the further broadening of its product offering in Investment Management and continued geographic growth in Development.
Our businesses also benefited from buoyant Central and Eastern European demand. ING Lease achieved double-digit volume growth in that region, launching operations in Ukraine and agreeing to buy Citileasing in Hungary. Financial Markets’ emerging markets operations performed well, especially in money markets and foreign exchange, and it played key roles in a Greek benchmark bond and in Mongolia’s first foreign currency issue, a dollar-denominated bond.
Wholesale Banking initiated a new corporate client coverage model to improve the quality of account management and to prioritize high value-adding products. Capitalizing on cross-selling opportunities boosted revenues in areas such as General Lending Products, Leasing and Factoring and Financial Markets. Significant transaction fees were also contributed from Structured Finance products including asset-based finance, natural resources finance and telecommunications finance.
Wholesale Banking completed a number of important deals in 2007 that illustrate its array of services and capabilities. ING acted as advisor to Akzo Nobel on a EUR 1.6 billion share buyback, to KPN on its acquisition of Getronics, and to Vedior on an intended public offer by Randstad. Wholesale Banking was a joint book runner on General Electric Capital Corp’s, largest to date, euro-denominated deal, and financed an Indonesian integrated energy provider.
We sought to contain expenses without impairing growth opportunities, implementing cost containment initiatives to reduce operating expenses and to stimulate growth. We worked on re-engineering the lending process, reducing the number of full-time equivalents and cutting support services. We initiated GLOBE (Global Lending Operating and Business Environment), a strategic program aimed at improving business lending and streamlining product numbers, reducing production and administration costs, enhancing control and compliance and improving the overall client experience.
ING took the decision to transfer mid-corporate clients in its home markets from Wholesale Banking to Retail Banking with effect from January 1, 2008. The transfer allowed ING’s domestic banking operations in the Netherlands, Belgium, Poland and Romania to operate under a single management and a single brand. At the same time it enables Wholesale Banking to focus its resources on the larger, listed, companies and financial institutions that traditionally demand the higher added-value products.
The takeover of ABN Amro by a consortium of Royal Bank of Scotland, Fortis and Banco Santander has also created new opportunities for Wholesale Banking — especially in the Netherlands. Our creation of a full-service bank in the Netherlands, operating under one brand, puts ING in a strong position to gain market share in that country and Wholesale Banking has set itself the ambitious goal of becoming the number one bank for Dutch corporates within the coming years.
We continued to invest in compliance to ensure that we remain competitive and demonstrate to our clients that we have the highest possible compliance standards. We focused on preparation for Basel II (the Revised International Capital Framework) and MiFID, the Markets in Financial Instruments Directive. We continue to ensure we apply the highest standards across all our businesses.
Looking ahead, we will focus on growing further and gaining competitive advantage in a tough business environment. Wholesale Banking will seek to increase efficiencies and further improve its cost/income ratio. Capital will be allocated to support growth in key product areas and markets to ensure returns remain at attractive levels.
RETAIL BANKING
The retail banking business focuses on retail banking services to individuals, and to small- and medium-sized businesses and on private banking. These businesses are supported by a multi-product, multi-channel distribution approach. We serve two types of retail markets, each reflecting our different market positions and therefore each requiring a slightly different approach with regard to the retail strategy. In the mature markets of the Netherlands and Belgium, our strategy is to assist our clients in areas such as wealth accumulation, savings and mortgages. We seek to distribute these different products through an efficient mix of channels appropriate to the client segments and products. In a number of selected developing markets (India, Poland, Romania, Turkey) with the right demographics, economic growth potential and stable institutional environment, our strategy is to become a prominent player in the local retail banking markets, providing our clients with simple but quality products. In the mature markets, achieving operational excellence and cost leadership, combined with the right level of customer satisfaction, will be important for continuing profit growth. ING considers developing economies as opportunities for structural growth due to their strong demographics, rapid income growth, emerging middle classes and relatively low penetration of the financial services sector.
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

ING Bank Netherlands operates through a branch network of 250 branches. It offers a full range of commercial banking activities and also life and non-life insurance products. It also sells mortgages through the intermediary channel.
In May 2007, ING announced it will be combining the forces of ING Bank and Postbank. The new bank will operate under the ING brand as of January 1, 2009. It will have over 8 million retail clients with a market share of 40% in terms of salary accounts and 600,000 SME (Small Medium Enterprises) clients. The new bank will improve customer service by combining the direct banking model of Postbank with the professional advice capabilities of ING Bank.
Belgium
ING Belgium provides banking, insurance (life, non-life,) and asset management products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices, 800 branches and direct banking channels (fully automated branches, home banking services and call centers). ING Belgium also operates a second network, Record Bank, which provides a full range of banking products through independent banking agents and credit products through a multitude of channels (agents, brokers, vendors).
Central Europe
In Poland, ING Bank Slaski provides a full range of banking services to business and individual customers through a network of 400 branches, supported by ATMs and telephone, internet and electronic banking. Since 2004 we have opened 150 fully automated outlets in Romania that provide selected banking products to individual clients. On December 24, 2007 the acquisition of Oyak Bank was completed. Oyak Bank is a leading bank in the Turkish market with 5,900 employees, offering a full range of banking services with a focus on retail banking.
Asia
In India, ING Vysya Bank has a network of 370 branches supported by a sales force of tied agents, who provide a full range of banking services to business and individual clients. In China, ING acquired a 19.9% participation in Bank of Beijing in 2005, reduced by the IPO to 16.1%. In Thailand ING finalized the acquisition of a 30% stake (on a fully diluted basis) in TMB Bank.
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
ING DIRECT
ING Direct is a direct banking business, which is an important part of ING Group’s international retail strategy. The strategy of ING Direct is to be a low-cost provider of financial services in large, mature markets by offering clients simple and transparent products and excellent service via call-centers, direct mail and the internet. The main products offered by ING Direct are savings accounts and mortgages. ING Direct also sells a focused range of financial products such as mutual funds, e-brokerage, payment accounts and pensions.
ING Direct’s direct banking business is active in nine countries, which are Canada, Spain, Australia, France, the United States, Italy, Germany, Austria and United Kingdom and as of the end of 2007, provides services to 20.3 million customers. Each country forms a separate business unit.
In 2007, ING Direct continued to invest in growth by expanding into new geographies, increasing the residential mortgage portfolio, and further expanding the product range through the launch of investment products and payment accounts.
In 2007 ING Direct showed resilient commercial growth bringing the total client retail balance (includes funds entrusted, off balance sheet funds and retail lending) to EUR 310 billion at the end of December. ING Direct is focusing on maintaining an attractive customer offering in savings and term deposits while continuing to grow the mortgage portfolio. At year-end 2007 total funds entrusted to ING Direct worldwide amounted to EUR 192 billion and total residential mortgages were EUR 97 billion. Residential mortgages are firmly embedded as a second core product. Growth in mortgages was primarily attributable to Germany, the United States, Australia and Canada.

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
The Dutch regulatory system for financial supervision consists of prudential supervision - monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision — regulating institutions’ conduct in the markets. Prudential supervision is exercised by De Nederlandsche Bank (“DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, Autoriteit Financiële Markten (“AFM”). On January 1, 2007, the new Dutch Financial Supervision Act came into force. This law replaced numerous existing laws and regulations in the area of supervision, and represents a significant adjustment in the legislation in the Netherlands to reflect market conditions.
The Markets in Financial Instruments Directive (“MiFID”) aims to establish a comprehensive regulatory regime for the organised execution of investor transactions by stock markets, other trading systems and investment firms. In so doing, it will create a “European passport” for investment firms which will enable them to do business anywhere in the EU on the basis of home-country authorization. The MiFID also enables investment firms to process client orders outside regulated markets. The MiFID has been transposed into the Financial Supervision Act and entered into force on November 1, 2007.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives, ING Bank N.V. has closed its representative office in Cuba and the Netherlands Caribbean Bank, which is now a 100% subsidiary, is being liquidated. In addition, ING has concluded that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING will not enter into new relationships with clients from these countries while a process has started to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba.
Financial institutions continue to experience close scrutiny by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinising account holder information, payment processing and other transactions to support compliance with regulations governing money-laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or perceived failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies.
ING Bank N.V. has been in discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities. These discussions prompted ING Bank to engage in a review regarding transactions involving sanctioned parties. In connection with this review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank also remains in discussions with authorities in the US and in other jurisdictions concerning these matters, and it is not possible to predict at this time the outcome thereof.
As discussed under “Item 3 Key Information—Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving such countries.

INSURANCE
Europe
Insurance companies in the EU are subject to supervision by insurance supervisory authorities in their home country. This principle of “home country control” was established in a series of directives adopted by the EU, which we refer to as the “1992 Insurance Directives”. In the Netherlands, DNB monitors compliance with applicable regulations, the capital base of the insurer and its actuarial reserves, as well as the assets of the insurer, which support such reserves. Pursuant to the 1992 EU Directives, ING may also conduct business directly, or through foreign branches, in all the other jurisdictions of the EU, without being subject to licensing requirements under the laws of the other EU member-states, though it has to deal with local legislation and regulation in all the European countries where it is active.
In Belgium, ING’s insurance operations are supervised by the Banking, Finance and Insurance Commission (CBFA), created as a result of the integration of the Insurance Supervisory Authority (ISA) and the Banking and Finance Commission. Since January 1, 2004, it has been the single supervisory authority for the Belgian financial sector. In other European Union countries ING’s insurance operations are subject to supervision by similar supervisory authorities.
ING Insurance’s life and non-life subsidiaries in the EU are required to file detailed audited annual reports with their home country insurance supervisory authority. These reports are audited by ING Insurance’s independent auditors and include balance sheets, profit and loss statements, actuarial statements and other financial information. The authorizations granted by the insurance supervisory authorities stipulate the classes of business that an insurer may write an insurance policy for, and is required for every proposed new class of business. In addition, the home country insurance supervisory authority may require an insurer to submit any other information it requests and may conduct an audit at any time.
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
Americas
United States
ING Group’s United States insurance subsidiaries are subject to comprehensive and detailed regulation of their activities under U.S. state and federal laws. Supervisory agencies in various states have broad powers to grant or revoke licenses to conduct business, regulate trade practices, license agents, approve policy forms and certain premium rates, set standards for capital and reserve requirements, determine the form and content of required financial reports, examine insurance companies, require investment portfolio diversification and prescribe the type and amount of permitted investments. Insurance companies are subject to a mandatory annual audit of their statutory basis financial statements by an independent certified public accountant, and in addition, are subject to an insurance department financial condition examination by their state of domicile approximately every three to five years.
ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are used by state insurance regulators as an early warning regulatory tool to identify possibly inadequately capitalized insurers which may need additional regulatory oversight. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2007.

Insurance holding company statutes and regulations of each insurer’s state of domicile require periodic disclosure concerning the ultimate controlling person (i.e., the corporation or individual that controls the insurer). Such statutes also impose various limitations on investments in, or transactions with, affiliates and may require prior approval of the payment of certain dividends by the domestic insurer to its immediate parent company. ING is subject, by virtue of its ownership of U.S. insurance companies, to certain of these statutes and regulations.
Although the U.S. federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including federal privacy legislation which requires safeguarding and confidentiality of customer information, federal tax laws relating to insurance and annuity product taxation, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering programs. In addition, a number of the products issued by ING Group’s U.S. insurance companies are regulated as securities under state and federal law. Finally, a variety of U.S. retirement savings products and services may be subject to Department of Labor regulation under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Canada
Our insurance businesses in Canada are subject to various provincial and territorial laws and regulations. Regulators ensure that insurance companies have adequate capital, regulate related party transactions, approve acquisitions and changes of control, verify the risk management programs of companies under their jurisdiction and enact rules to ensure sound market conduct and suitability and professionalism of management. Automobile insurance is highly regulated and insurers must file their rates with applicable supervisory authorities and are subject to rate constraints in certain provinces. Certain provinces, like Ontario and Quebec also provide for accountability on the part of the insurers for the acts of the distributors in certain circumstances.
Mexico
The insurance and pension businesses in Mexico are subject to general rules and detailed regulation of their operations under federal law. ING’s insurance and pension subsidiaries in Mexico are supervised by the Ministry of Finance, in the case of insurance through the Ministry’s National Insurance and Bonding Commission (“CNSF”), and in the case of pensions through the Ministry’s National Retirement Savings System Commission (“CONSAR”). The main legal framework applicable to insurance companies in Mexico includes the Insurance Companies Law, the Insurance Contract Law, and regulations issued by the CNSF. In the case of pension companies, the main legal framework includes the Retirement Savings Systems Law and regulations issued by the CONSAR. The Commerce Code, the Mercantile Companies Law, the Foreign Investment Law, Income Tax Laws, and regulations issued by the Ministry of Finance are also applicable to both insurance and pension companies.
The Ministry of Finance has authority to grant or revoke licenses to conduct insurance and pension businesses in Mexico, and to prescribe rules on anti-money laundering. The CNSF and the CONSAR, respectively regulate insurance and pension companies’ activities through inspection and ongoing supervision, and have issued regulations that provide specific rules regarding the conduct of operations by businesses, including capital requirements and reserves, financial information standards and reporting, corporate governance guidelines, investment rules, risk management, and related party transactions. In addition, the CNSF has issued rules concerning issuance of new insurance products and reinsurance. Insurance and pension companies are also subject to a mandatory annual audit of their financial statements and tax reports by independent auditors.
Argentina
ING’s insurance companies in Argentina are subject to supervision at the federal level by the Superintendent of Retirement, the rules and directives of the Superintendent, and the Insurance Law (No. 17.418). The Superintendent has issued directives regarding the conduct of insurance operations, approval of policy forms, premium rates, insurance claims, risk management, and investment rules. The Superintendent also has the power to examine insurance companies and require financial and operational information. In 2007, the Superintendent issued a new directive (No. 32.275) regarding annuities that establishes surplus requirements and fixed expense rates for annuities in order to provide annuity policyholders with greater transparency with respect to product pricing.
ING Group ´s pension business is subject to supervision at the federal level by the Superintendent of Pension Fund Managers, regulations issued by the Superintendent, and the Pension Law (No. 24.241). Pension Law (No. 24.241) established Argentina’s integrated retirement system and also imposes requirements on pension fund managers regarding transactions with affiliates, marketing policies, investment trading, permitted investments for pension funds and other pension fund manager rights and obligations.

Peru
ING’s pension business in Peru is subject to supervision at the federal level by the Superintendent of Banking, Insurance and Private Pension Fund Administrators and various laws and regulations including those related to capital maintenance, disclosure to clients with respect to client funds under administration, minimum investment yield, marketing activities and investment trading, safeguarding of confidential information, proper complaint handling, risk management, supervision of sales force activities, and anti-money laundering standards and procedures.
Chile
ING’s insurance business in Chile is subject to supervision by the Chilean Securities and Insurance Commission (“SVS”), the rules and directives issued by the SVS, and the Insurance Law (“Decree Law No. 251”). The SVS is the authority that licenses and regulates insurers in Chile. Only Chilean corporations may operate an insurance business in Chile. The Insurance Law establishes requirements and regulations regarding the conduct of operations by insurance businesses, including rules regarding technical reserves, permitted investments and legal solvency requirements such as minimum solvency margins and limits on indebtedness.
ING’s pension business in Chile is subject to supervision by the Chilean Superintendent of Pension Fund Administrators (“SAFP”), regulations issued by the SAFP, Decree Law No. 3.500 of 1980 (“DL 3.500”) and by its regulation (“Supreme Decree No. 57”). The SAFP is the authority that licenses and regulates pension funds in Chile. According to DL 3.500, pension funds must be managed by corporations that are pension funds administrators (“AFPs”). The DL 3.500 regulates the structure of funds, investment limits, transactions with related parties, the transfer of pension members’ participations between AFPs, and other pension fund administrator rights and obligations. AFPs are incorporated as stock corporations and are also subject to supervision by the SVS.
Colombia
ING’s pension business in Colombia is subject to Law 100 of 1993 and Decree 656 of 1994, which regulate the general regime of social security, including corporate requirements for incorporating a Pension and Severance Funds Administrator (“PFA”); Financial System Statute- Decree 663 of 1993, which regulates the authorized activities, liabilities, obligations and minimum profitability of funds administered by PFAs; and External Circular No. 007 of 1996 of the Finance Superintendency. The Finance Superintendency is the authority that licenses and regulates PFAs. The Superintendency has the power to examine PFAs and request financial and operational information and to apply sanctions for failure to comply with applicable regulations.
PFAs are required to have specialized personnel and technical capacity to properly manage pension funds. The requirements vary based on the nature and size of the pension funds managed. PFAs are also required to invest pension funds in accordance with rules established by the Finance Superintendency. PFAs must guarantee pension fund minimum returns, based on a methodology adopted by the Finance Superintendency. All institutions under Finance Superintendency supervision must also adopt anti-money laundering mechanisms.
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
South Korea
ING Group’s South Korean insurance subsidiaries are subject to supervision by the Financial Supervisory Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). A second body, the Korean Insurance Development Institute (“KIDI”) advises the FSC, FSS and the Ministry of Finance and Economy on policies and systems related to life insurance and may calculate net insurance premium rates that insurance companies can apply and report such premium rates to the FSC. The KIDI must approve all new products and revisions of existing. Since 2006 the FSS has sharpened its supervisory policies based on the Risk Assessment and Application System (“RAAS”) from 2006 onwards.
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
Taiwan
The Financial Supervisory Commission (“FSC”) was established on July 1, 2004 and supervises insurance companies, banks and securities houses in Taiwan. New solvency requirements were issued, stipulating that the paid-in capital held by Taiwanese life insurance companies must be at least 200% of their risk based capital (“RBC”). This applies to both local and foreign insurance companies in Taiwan; should the paid-in capital to risk capital ratio fall below 200%, the life insurance company is required to raise new funds to achieve the target. ING Group’s operations in Taiwan are regulated by the FSC. In accordance with the Regulations Governing Pre-sale Procedures for Insurance Products, last amended on August 30, 2006 of the FSC, all insurance products must be filed with the Insurance Bureau of the FSC before they are marketed.
BANKING
Wholesale Banking, Retail Banking and ING Direct
Basel II and European Union Standards as currently applied by ING Bank
In June 2004, the Basel Committee issued the “Revised Framework” (“Basel II”) to replace the 1988 capital accord (“Basel I”) with a new capital accord. The purpose of Basel II is to lay down capital requirements that are more risk-sensitive. There is greater emphasis on internal methods of risk measurement by banks. For example, the accord further refines the system of risk weightings and permits capital requirements to be calculated based upon internal ratings or the ratings issued by recognized rating agencies. It also includes capital requirements for operational risk in addition to those laid down for credit risk and market risk. Finally, it contains guidelines on banks’ own capital adequacy assessment processes (“economic capital”) and the disclosure of capital and risk information to the outside world.
The European Union has drawn up a directive, the Capital Requirement Directive (“CRD”), which applies to all European banks and investment firms. Through this European directive, Basel II has been incorporated into EU legislation. In 2006 and 2007, all EU Member States have incorporated the Directive into national law and regulations. In the Netherlands, the Directive has been incorporated into the Dutch Financial Supervision Act.
Basel II and the CRD set forth the required ratio of qualifying capital (“own funds”) to risk-adjusted assets and off-balance sheet items. They require a bank to have a ratio of own funds to risk-adjusted assets and certain off-balance sheet items of at least 8%. At least one-half of the own funds in the numerator of the ratio must be “original own funds”, or “Tier 1” capital. The rest may be “additional own funds”, or “Tier 2” capital. As of January 1, 1997, Tier 1 capital consists solely of paid-up share capital plus Tier 1 capital instruments, share premium accounts and certain other reserves, less a deduction for goodwill. Tier 2 capital includes revaluation reserves, value adjustments of certain assets and certain categories of long-term subordinated debt and cumulative preferred shares. The aggregate of a bank’s Tier 2 capital may not exceed 50% of the bank’s Tier 1 capital.
DNB, the Dutch Central Bank and bank regulator, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Advanced IRB Approach for credit risk and the Advanced Measurement Approach for operational risk, as from January 1, 2008 (first reporting date: March 31, 2008). During 2008 and 2009 a Basel I regulatory floor of 90% and 80%, respectively, will still apply.
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
Americas
United States
ING Bank has a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although the office’s activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e., the office may not take deposits or execute any transactions), the office is subject to the regulation of the State of New York Banking Department and the Federal Reserve.
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
ING Bank N.V. has been in discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities. These discussions prompted ING Bank to engage in a review regarding transactions involving sanctioned parties. In connection with this review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank also remains in discussions with authorities in the US and in other jurisdictions concerning these matters, and it is not possible to predict at this time the outcome thereof.

Financial institutions continue to experience close scrutiny by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money-laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or perceived failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives, ING Bank N.V. has closed its representative office in Cuba and the Netherlands Caribbean Bank, which is now a 100% subsidiary, is being liquidated. In addition, ING has concluded that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING will not enter into new relationships with clients from these countries while a process has started to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba.

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

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES
Americas
United States
ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states in which they operate, and the Financial Industry Regulatory Authority (“FINRA”), the self-regulatory organization which succeeded to the regulatory functions of the National Association of Securities Dealers and the New York Stock Exchange. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These and other laws, and the regulations promulgated there under, impose requirements (among others) regarding minimum net capital requirements, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers, clearance and settlement procedures and anti-money laundering standards and procedures. The rules of FINRA, the self-regulatory organization, in some respects duplicate the above-mentioned legal requirements, but also impose requirements specific to the marketplaces that FINRA oversees. For example, FINRA imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and requirements regarding transactions effected in its listed securities market.
Certain ING entities in the United States (including certain of its broker-dealers) also act in the capacity of a federally registered investment advisor (i.e., providing transactional advice to customers for a fee), and are governed in such activities by the Investment Advisers Act of 1940, as amended. Moreover, certain ING entities manage registered investment funds (such as mutual funds); the Investment Company Act of 1940, as amended, regulates the governance and activities of those funds. These laws impose record-keeping and disclosure requirements on ING in the context of such activities. Moreover, the laws impose restrictions on transactions or require disclosure of transactions involving advisory clients and the advisor or the advisors’ affiliates, as well as transactions between advisory clients. In addition, ERISA imposes certain obligations on investment advisors managing employee plan assets as defined in this act.
The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the Securities and Exchange Commission, the states, or FINRA on those entities of ING which have committed the violations. Moreover, employees who are found to have participated in the violations, and the managers of these employees, also may be subject to penalties by governmental and self-regulatory agencies.
Canada
ING Investment Management, Inc. (“ING IM”), a federally incorporated, wholly-owned subsidiary of ING Canada Inc., is registered in the provinces of Ontario and Quebec as an adviser with specific investment authorities. While substantially all of ING IM’s current business consists of providing investment management services to ING Canada Inc. and its insurance subsidiaries, ING IM is seeking to expand its business by providing asset management services to third party institutional investors across Canada.
ING IM is subject to regulation by securities regulatory authorities of the provinces in which it is registered and conducts business. Regulation issued by provincial securities regulatory authorities imposes requirements (among others) regarding registration of investment management entities and their employees, governance, ongoing disclosure to clients and regulatory authorities, marketing activities, transactions with affiliates and derivatives transactions. Additionally, ING IM is subject to applicable federal laws, including those related to privacy and anti-money laundering.

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
Competition with respect to the products and services provided by the Group in both mature and developing markets is based on many factors, including brand recognition, scope of distribution systems, customer service, products offered, financial strength, price and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes its major competitors are the leading global European, United States and Asian commercial banks, insurance companies, asset management and other financial-services companies.
RATINGS
ING Groep N.V.’s long-term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “Aa2” (with a stable outlook) by Moody’s Investors Service (“Moody’s”) at December 2007         .
ING Verzekeringen, N.V.’s long-term senior debt is rated “AA-” (with a stable outlook) by Standard & Poor’s and “Aa3” (with a stable outlook) by Moody’s.
ING Bank N.V.’s long-term senior debt held a “AA” (with a stable outlook) rating by Standard & Poor’s as of December 31, 2007. At the same date, Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa1” (with a stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “AA” by Fitch Ratings, Ltd. as of December 31, 2007.
ING Verzekeringen N.V.’s short-term senior debt is rated “A-1+” by Standard & Poor’s and Prime-1(P-1) by Moody’s as of December 31, 2007
ING Bank N.V.’s short-term senior debt held a rating of “A-1+” by Standard & Poor’s and Prime-1 (P-1) by Moody’s as of December 31, 2007.
DESCRIPTION OF PROPERTY
In the Netherlands, ING owns a significant part of the land and buildings used in the normal course of its business. Outside the Netherlands, ING predominantly leases all of the land and buildings used in the normal course of its business. As of December 31, 2007, ING had more than 1,500 branch, representative and similar offices worldwide of which approximately 500 offices, principally branch offices, were located in the Netherlands. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

Item 5. Operating and financial review and prospects
The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-EU. IFRS-EU differs in certain respects from IFRS-IASB and U.S. GAAP. See Note 2.4. to the consolidated financial statements for a description of the differences between IFRS-EU and IFRS-IASB and to Note 2.5. of the consolidated financial statements for a description of the differences between IFRS-EU and U.S.GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-EU.
FACTORS AFFECTING RESULTS OF OPERATIONS
ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates.
Market developments in 2007
2007 was characterised by a great deal of turbulence in the financial markets, beginning with concerns over US sub-prime mortgages in early 2007 and then widening into a general banking liquidity crisis. The turmoil put a spotlight on risk management across the financial sector.
Pre-tax P&L impact directly related to credit and liquidity crisis

	(EUR millions)
	3Q	4Q	3Q + 4Q
Sub-prime RMBS	17	47	64
Alt-A RMBS	0	0	0
CDOs/CLOs	15	36	51
Monolines	0	66	66
Investments in SIVs, ABCP	0	45	45
Leveraged Finance	29	0	29

Total	61	194	255
US Sub-prime RMBS, Alt-A RMBS and CDO/CLO exposures and revaluations at year-end 2007

				Pre-tax
	Amortised			revaluation
	cost(1) in	Market value	Fair value	via equity in
	EUR billion	in EUR billion	in %	EUR million
US Sub-prime RMBS	3.1	2.8	90.1%	(307)
Alt-A RMBS	28.4	27.5	96.7%	(936)
CDO/CLO	2.0	1.9	93.4%	(134)

Total				(1,377)

(1)	purchase price +/- amortization – cumulative impairments
It has been ING’s policy to maintain a high quality and well diversified portfolio. To that effect ING has limits and investment policies in place which are defined in mandates for every portfolio. Investment and trading decisions are based on internal research, and not only on published ratings. Some limits were at more stringent levels since early 2007, anticipating a potential downturn of the market.
ING applies conservative standards in mortgage underwriting and has not originated US sub-prime mortgages. Moreover, ING is not in the business of manufacturing sub-prime RMBS or CDOs nor has it purchased a material amount of US sub-prime backed CLOs. ING’s exposure to the US housing market is predominantly via highly rated RMBS investments. As a result the total direct pre-tax negative impact on ING’s 2007 profit and loss account was EUR 255 million (EUR 61 million in the third quarter and EUR 194 million in the fourth quarter) from exposures to sub-prime and Alt-A RMBS, and CDO and CLO asset classes and leveraged finance in the third quarter, as well as monoline insurers, SIVs and Asset-Backed Commercial Paper (ABCP) in the fourth quarter.
ABS portfolio
The US sub-prime RMBS, US Alt-A RMBS, CDO and CLO portfolios are part of ING’s Asset Backed Security (ABS) portfolio. The investments ABS portfolio, almost entirely available for sale, was EUR 84 billion at year end. The ABS portfolio comprises mainly AAA rated securities (89%) and AA rated securities (10%). Unrealized gains/(losses) relating to available for sale (fixed income) securities, including Mortgage Backed Securities (MBS), are taken to the revaluation reserve in shareholders equity, unless there is evidence of impairment, in which case the negative revaluation reserve is recognized in profit or loss account. In addition, Loans and advances to customers, valued at amortized costs, contained EUR 13 billion European asset-backed products with market value around 100% and an average credit rating of AAA.
US sub-prime mortgages
ING has a very limited exposure to US sub-prime RMBS and does not originate sub-prime mortgages. Investment decisions have been based on internal research. Exposure to US sub-prime RMBS amounted to EUR 2.8 billion at December 31, 2007, representing 0.2% of total assets and was fair valued at 90.1% of its cost. The negative pre-tax revaluation on US sub-prime RMBS at December 31, 2007 was EUR 307 million. Net impairments and trading losses combined amounted to EUR 64 million (EUR 17 million in the third quarter and EUR 47 million in the fourth quarter). At year end, 96.0% of the portfolio was rated AA or higher, and in the fourth quarter only EUR 31 million was downgraded by ratings agencies.
Alt-A portfolio
Alt-A mortgage loans are regular residential mortgage loans in the US market which are frequently packaged into RMBS. Notwithstanding the widespread existence of Alt-A RMBS a single standardized definition does not exist. At times, ING has generally applied a ‘broad’ definition to Alt-A RMBS. Under the broad definition of Alt-A RMBS, the applicable RMBS contains at least one of the following three characteristics: on average a Loan-to-Value ratio between 70%-100%, a FICO credit score between 640-730, and ‘low documentation’ (referring to reduced requirements regarding personal income and / or asset verification) of 50% of the debt holders in the portfolio or more. ING’s exposure under the broad definition amounted to EUR 27.5 billion at December 31, 2007, representing 2.1% of total assets. ING Direct’s share of this exposure was EUR 23.6 billion. At times ING Direct reports Alt-A RMBS under a so called ‘narrow definition’. In this instance a security qualifies as Alt-A RMBS if it meets all three criteria simultaneously. Hence, average FICO scores higher than 730, LTVs of less than 70% and ‘low documentation’ less than 50% are excluded from Alt-A. In accordance with the narrow definition ING’s Direct exposure amounted to EUR 9.7 billion at December 31, 2007. On average, the ING Direct Alt-A RMBS portfolio is near prime and of high-quality with a loan-to-value ratio of 71%, an average FICO score of 723 and more than 99% of the portfolio is rated AAA. S&P’s estimates average AAA Alt-A RMBS credit enhancement at approximately 7.5%, whereas ING Direct’s Alt-A RMBS portfolio has a 12% average credit enhancement. ING Direct’s average credit enhancement can absorb 8 times the current pipeline losses in the underlying Alt-A mortgages. The portfolio had a negative pre-tax revaluation of EUR 936 million at December 31, 2007. The rating agencies downgraded EUR 10 million of ING’s Alt-A RMBS portfolio in the fourth quarter of 2007. There were no impairments or trading losses taken in respect of the Alt-A RMBS portfolio. ING continues to review its RMBS portfolio very closely, and performs structural monitoring activities at the level of the individual security.
CDOs and CLOs
At the year end, the Group’s net exposure to CDOs and CLOs was EUR 1.9 billion, or 0 .1% of assets. Net impairments and trading losses combined taken on CDOs/CLOs totalled EUR 51 million (EUR 15 million in the third quarter and EUR 36 million in the fourth quarter.) At the end of the year, the portfolio was valued at 93.4% of cost, with a negative pre-tax revaluation of EUR 134 million. The revaluation reflects limited investments in CDOs backed by US sub-prime mortgages (EUR 15 million at year end).
Leveraged Finance
ING’s leveraged finance pipeline is limited and transactions are in various stages of syndication and negotiation. At the end of the year ING had a leveraged finance pipeline of EUR 2.3 billion or 0.2% of total assets, over 13 deals. Existing underwriting standards, which were tightened from the first quarter 2007 onwards, and leverage limits have resulted in negligible mezzanine and covenant-lite lending. A small markdown of EUR 29 million was taken at the Wholesale Bank in the third quarter to reflect the decrease in fair value during the underwriting period.
Monoline insurers
ING Group has a limited exposure to monoline insurers. ING’s direct exposure to monoline insurers is negligible. However, ING has some indirect exposure to monoline insurers as it has insured EUR 3.5 billion, or 0.3%, of assets with several monoline insurers, either through embedded guarantees (“wrapped bonds”) or through credit derivatives. Changes in the monoline insurer’s rating (and as a result the asset’s fair value) impact the equity (unrealised losses) for wrapped bonds. Underlying wrapped bonds in the available for sale securities portfolio are monitored through the regular credit review process and were not impaired as of December 31, 2007. The rating of the monoline insurers impacted ING’s profit and loss account in the fourth quarter by EUR 66 million, due to the downgrading of a monoline insurer, which resulted in EUR 630 million of underlying assets on the trading book of Wholesale Banking no longer being protected.
Liquidity impact
Since the start of the market turmoil in August 2007, ING’s Liquidity Crisis Committee has met on a regular basis in line with ING’s liquidity policy. The Committee discusses ING’s liquidity and funding profile and is chaired by the Chief Risk Officer. Other members include the Chief Financial Officer, all the main treasurers of ING Group, the head of Market Risk Management and the head of Corporate Communications and Affairs. The Liquidity strategy and market conditions are monitored on a daily basis. Large buffers of liquidity were retained throughout 2007, and as a result, contingency funding plans, in place at all levels, were not required to be executed as ING’s liquidity position remained sound during the year.
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
Fluctuations in equity markets
Our insurance and asset management operations are exposed to fluctuations in equity markets. Our overall investment return and fee income from equity-linked products are influenced by equity markets. The fees we charge for managing portfolios are often based on performance and value of the portfolio. In addition, fluctuations in equity markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. In addition, our direct shareholdings that are classified as investments are exposed to fluctuations in equity markets. The securities we hold may become impaired in the case of a significant or prolonged decline in the fair value of the security below its cost. Our banking operations are also exposed to fluctuations in equity markets. ING Bank maintains an internationally diversified and mainly client-related trading portfolio. Accordingly market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions. In addition to this ING Bank also maintains equity investments in its own non-trading books. Fluctuations in equity markets may affect the value of these investments.
Fluctuations in interest rates
Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales, but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates on the one hand and on the other changes in both net interest income and the results of our trading activities for our own account. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking operations’ net interest income and trading results to be affected by changes in interest rates

Fluctuations in exchange rates
ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations both through the trading activities for our own account and because of the fact that we publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Korean won, the Pound sterling and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-Euro currencies are translated into euro by monthly hedging. See Note 23 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. For the main foreign currencies, in which ING’s income and expenses are denominated namely the U.S. dollar, Pound sterling, Canadian dollar, Australian dollar, Turkish lira and Polish zloty, the translation risk is managed taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a Value-at-Risk limit.
The weakening of most currencies against the euro during 2007 had a negative impact of EUR 159 million on net profit. In 2006 and 2005 exchange rates positively influenced net profit by EUR 20 million and EUR 81 million, respectively.
For the years 2007, 2006 and 2005, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average annual exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	2007	2006	2005
U.S. dollar	1.3746	1.2568	1.2481
Australian dollar	1.6386	1.6639	1.6363
Canadian dollar	1.4703	1.4220	1.5104
Pound sterling	0.6862	0.6823	0.6849
Japanese yen	161.6854	146.1882	137.1460
South Korean won	1,275.5530	1,199.3280	1,276.3890
Polish zloty	3.7806	3.8974	4.0288

	Year-end
	2007	2006	2005
U.S. dollar	1.4723	1.3183	1.1822
Australian dollar	1.6759	1.6688	1.6130
Canadian dollar	1.4437	1.5281	1.3750
Pound sterling	0.7344	0.6715	0.6868
Japanese yen	164.8184	156.7861	138.9972
South Korean won	1,378.1000	1,225.9710	1,186.9300
Polish zloty	3.5858	3.8322	3.8612
Critical Accounting Policies
See Note 2.1. to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying profit before tax. Underlying profit before tax is defined as profit before tax and, excluding, as applicable for each respective segment, either all or some of the following items: profit/losses from divested units, realized gains/losses on divestitures and special items such as certain restructuring charges and other non-operating income/(expense).
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying profit before tax enhances the understanding and comparability of its segment performance by highlighting profit before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying profit before tax is not a substitute for profit before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying profit before tax may differ from those used by other companies and may change over time. For further information on underlying profit before tax as well as the reconciliation of our segment underlying profit before tax to our profit before taxation see “ Item 5. Operating and Financial Review and Prospects — Segment Reporting” and Note 49 of Note 2.1 to the consolidated financial statements.
The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2007 and 2006:

	Insurance		Banking		Eliminations		Total
	2007	2006	2007	2006	2007	2006	2007	2006
	(EUR millions)
Premium income	46,818	46,834					46,818	46,834
Interest result banking operations			9,036	9,335	60	143	8,976	9,192
Commission income	1,901	1,636	2,926	2,681			4,827	4,317
Investment and Other income	13,488	11,172	2,640	2,179	163	73	15,965	13,278

Total income	62,208	59,642	14,602	14,195	223	216	76,586	73,621

Underwriting expenditure	48,833	48,188					48,833	48,188
Other interest expenses	1,326	1,233			223	216	1,103	1,017
Operating expenses	5,515	5,275	9,967	9,087			15,481	14,362
Impairments/additions to the provision for loan losses	1	11	125	103			126	114

Total expenditure	55,675	54,707	10,092	9,190	223	216	65,544	63,681

Profit before tax	6,533	4,935	4,510	5,005			11,043	9,940
Taxation	775	702	759	1,205			1,534	1,907

Profit before minority interests	5,758	4,233	3,751	3,800			9,509	8,033
Minority interests	155	281	112	60			267	341

Net profit (attributable to shareholders)	5,603	3,952	3,638	3,740			9,241	7,692

Profit before tax	6,533	4,935	4,510	5,005			11,043	9,940
Gains/losses on divestments(1)	(382)	(49)	(32)	112			(414)	63
Profit/loss divested units	(42)	(79)		(65)			(42)	(144)
Special items (2)			489				489

Underlying profit before tax	6,110	4,807	4,967	5,052			11,077	9,859

(1)	Divestments Insurance: sale of Belgian broker business (EUR 418 million, 2007), sale of NRG (EUR (129) million, 2007), IPO SulAmerica in Brazil (EUR 93 million, 2007), unwinding Piraeus (EUR 34 million, 2006), sale of Australia non-life (EUR 15 million, 2006); Divestments Banking :sale of RegioBank (EUR 32 million, 2007), sale of Willams de Broë (EUR (9) million, 2006), sale of Deutsche Hypothekenbank (EUR (80) million, 2006), sale of Degussa Bank (EUR (23) million, 2006);

(2)	Special items Banking: provision for combining ING Bank and Postbank EUR 299 million and restructuring provisions and hedge on purchase price Oyak Bank acquisition EUR 190 million.

The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2006 and 2005:

	Insurance		Banking		Eliminations		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	(EUR millions)
Premium income	46,834	45,758					46,834	45,758
Interest result banking operations			9,335	9,162	143	95	9,192	9,067
Commission income	1,636	1,346	2,681	2,401			4,317	3,747
Investment and Other income	11,172	10,299	2,179	2,285	73	36	13,278	12,548

Total income	59,642	57,403	14,195	13,848	216	131	73,621	71,120

Underwriting expenditure	48,188	47,120					48,188	47,120
Other interest expenses	1,233	1,100			216	131	1,017	969
Operating expenses	5,275	5,194	9,087	8,844			14,362	14,038
Impairments/additions to the provision for loan losses	11	11	103	88		—	114	99

Total expenditure	54,707	53,425	9,190	8,932	216	131	63,681	62,226

Profit before tax	4,935	3,978	5,005	4,916			9,940	8,894
Taxation	702	455	1,205	924			1,907	1,379

Profit before minority interests	4,233	3,523	3,800	3,992			8,033	7,515
Minority interests	281	255	60	50			341	305

Net profit (attributable to	3,952	3,268	3,740	3,942			7,692	7,210
shareholders)

Profit before tax	4,935	3,978	5,005	4,916			9,940	8,894
Gains/losses on divestments(1)	(49)	13	112	(379)			63	(366)
Profit divested units	(79)	(93)	(65)	4			(144)	(89)
Special items

Underlying profit before tax	4,807	3,898	5,052	4,541			9,859	8,440

(1)	Divestments Insurance: unwinding Piraeus (EUR 34 million, 2006), sale of Australia non-life (EUR 15 million, 2006); sale of Freeler (EUR 10 million, 2005), gain from IPO Canada (EUR 19 million,2005), sale of Life of Georgia (EUR (89) million, 2005), sale of ING Re (EUR 20 million, 2005), sale of Austbrokers (EUR 27 million, 2005). Divestments Banking: sale of Willams de Broë (EUR (9) million, 2006), sale of Deutsche Hypothekenbank (EUR (80) million, 2006), sale of Degussa Bank (EUR (23) million, 2006); sale of Baring Asset Management (EUR 240 million, 2005), sale of 12.8% in ING Bank Slaski shares (EUR 92 million, 2005), restructuring of NMB-Heller (EUR 47 million, 2005).

GROUP OVERVIEW
Year ended December 31, 2007 compared to year ended December 31, 2006
Total profit before tax increased by EUR 1,103 million, or 11.1% from EUR 9,940 million in 2006 to EUR 11,043 million in 2007 and total underlying profit before tax increased by EUR 1,218 million or 12.4% from EUR 9,859 million in 2006 to EUR 11,077 million in 2007. The increase in profit before tax was supported by EUR 2,087 million in gains on the sale of stakes in ABN Amro and Numico. However, the profit before tax of ING Direct decreased by 23.3% due to losses related to repositioning the UK business as well as an impairment on asset-backed commercial paper in Canada in the fourth quarter 2007. The increase in total profit before tax is also impacted by divestments which resulted in a gain of EUR 414 million and a loss of EUR 63 million for 2007 and 2006, respectively, special items in 2007 influenced profit before tax negatively by EUR 489 million.
Net profit rose by EUR 1,549 million, or 20.1% from EUR 7,692 million in 2006 to EUR 9,241 million in 2007. This higher growth compared with the increase in profit before tax was due to a lower effective tax rate in 2007. The effective tax rate decreased to 13.9% in 2007 from 19.2% in 2006 mainly due to high tax-exempt gains on equity investments (ABN Amro and Numico) in 2007 compared to 2006. Underlying net profit increased from EUR 7,681 million in 2006 to EUR 9,172 million in 2007.
Earnings per share attributable to equity holders of the Company increased to EUR 4.32 in 2006 from EUR 3.57 in 2006.
Currency impact
Currency rate differences had a negative impact of EUR 159 million on net profit and EUR 211 million on profit before tax, mainly due to the weakening of the US dollar, the Canadian dollar and the South Korea won. In 2006 currency rate differences had a positive impact of EUR 20 million on net profit and EUR 48 million on profit before tax.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “ Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources-ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. On this basis, the debt/equity ratio of ING Group increased to 9.5% in 2007 compared with 9.0% in 2006, partly due to the buyback of own shares. The capital coverage ratio of ING Verzekeringen N.V. decreased to 244% of E.U. regulatory requirements at the end of December 2007, compared with 274% at the end of December 2006, due to the decrease in regulatory capital. The Tier-1 ratio of ING Bank N.V. stood at 7.39% at the end of 2007, down from 7.63% at the end of 2006, but still remains above the 7.20% target. This decrease was caused by strong growth in risk-weighted assets and the deduction of EUR 1.2 billion in goodwill and other intangibles related to the purchase of Oyak Bank, partly compensated by a capital injection of EUR 2.2 billion from ING Group to ING Bank in the fourth quarter. Total risk-weighted assets of the banking operations increased by EUR 64.8 billion, or 19.2%, to EUR 402.7 billion as of December 31, 2007 from EUR 337.9 billion as of December 31, 2006, driven by growth in Wholesale Banking and Retail Banking.
INSURANCE OPERATIONS
Income
Total premium income decreased EUR 16 million from EUR 46,834 million in 2006 to EUR 46,818 million in 2007. Life premiums increased 0.6%, or EUR 231 million to EUR 40,732 million in 2007 from EUR 40,501 million in 2006, primarily due to growth in the United States, Asia, all countries with the exception of Japan, and Central Europe and the Rest of Europe partly offset by a decline in premium income in the Netherlands. Non-life premiums decreased 3.9%, or EUR 247 million, from EUR 6,333 million in 2006 to EUR 6,086 million in 2007, as lower premiums in Europe and Latin America were only partly offset by higher premiums in Canada.
Investment and Other income increased 20.7%, or EUR 2,316 million to EUR 13,488 million in 2007 from EUR 11,172 million in 2006, reflecting higher dividend income and capital gains on equities (ABN Amro and Numico). Commission income increased 16.2%, or EUR 265 million to EUR 1,901 million in 2007 from EUR 1,636 million in 2006 supported by robust net inflows and growth in assets under management across all lines of business.
Underwriting Expenditure
Underwriting expenditure increased by EUR 645 million, or 1.3% from EUR 48,188 million in 2006 to EUR 48,833 million in 2007. The underwriting expenditure of the life insurance operations increased by EUR 440 million, or 1.0%.. The underwriting expenditure of the non-life insurance operations increased by EUR 205 million, or 4.5%, resulting in an overall higher non-life claims ratio of 65.2% in 2007 compared with 58.7% in 2006, primarily attributable to a higher claims ratio in the Netherlands and Canada.
Expenses
Operating expenses from the insurance operations increased 4.5%, or EUR 240 million to EUR 5,515 million in 2007, from EUR 5,275 million in 2006, mainly due to ongoing cost reduction initiatives offset by higher start-up costs in 2007 to support our growth in Central Europe and the Rest of Europe and Asia. The efficiency ratios for the life insurance operations deteriorated mainly reflecting the investments in growth areas. Expenses as a percentage of assets under management for investment products deteriorated slightly to 0.76% in 2007 compared with 0.75% in 2006. Expenses as a percentage of premiums for life products decreased to 14.3% in 2007 from 13.3% in 2006. The cost ratio for the non-life operations was flat at 31.8% .
Profit before tax and net profit
Total profit before tax from insurance increased 32.4%, or EUR 1,598 million, to EUR 6,533 million in 2007 from EUR 4,935 million in 2006, mainly due to the gains on equities. This increase was also impacted by divestments which resulted in a profit of EUR 382 million in 2007 and a gain of EUR 49 million in 2006. Divested units contributed EUR 79 million profit before tax in 2006 and EUR 42 million to profit before tax in 2007. Net profit from insurance increased by 41.8%, or EUR 1,651 million to EUR 5,603 million in 2007 from EUR 3,952 million in 2006 due to a decrease in minority interests to EUR 155 million in 2007 from EUR 281 million in 2006, but especially the high tax exempt gains on equity investments caused a reduction of the effective tax rate from 14.2% in 2006 to 11.9% in 2007.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 27.1%, or EUR 1,303 million to EUR 6,110 million in 2007 from EUR 4,807 million in 2006, primarily due to the gains on the sale of ING’s stakes in ABN Amro and Numico. Underlying profit before tax from life insurance increased 48.3%, or EUR 1,627 million from EUR 3,370 million in 2006 to EUR 4,997 million in 2007. The life insurance activities in the US, Central Europe, the Rest of Europe and Latin America showed strong profit growth, supported by increased sales, growth in assets under management and investment gains. The non-life operations decreased by 22.5%, or EUR 324 million from EUR 1,437 million in 2006 to EUR 1,113 million in 2007. In the Netherlands, the deterioration was mainly caused by rate pressure as well as high one-off claims provisions related to last year. Canada results declined due to lower underwriting results and a decrease in investment gains.
BANKING OPERATIONS
Income
Total income from banking increased 2.9%, or EUR 407 million, to EUR 14,602 million in 2007 from EUR 14,195 million in 2006. This increase was experienced despite a decrease in the interest result, which was primarily attributable to a sharp decline in margins, but which was more than offset by increases in commission income and investment income.
The net interest result decreased by EUR 299 million, or 3.2%, to EUR 9,036 million in 2007 from EUR 9,335 million in 2006, driven by lower interest results in Wholesale Banking and ING Direct, which were only partially offset by higher interest results in Retail Banking. The interest margin in 2007 was 0.94%, a decrease from 1.06% in 2006, due to the flattening or even inverse yield curves, pressure on client margins and intensified competition for savings and deposits.
Commission income increased 9.1%, or EUR 245 million to EUR 2,926 million in 2007 from EUR 2,681 million in 2006. The increase in commission income was primarily due to the strong growth of management fees (mainly from ING Real Estate) by EUR 169 million. Fees from funds transfer and brokerage and advisory fees also increased, but fees from securities business decreased slightly by EUR 38 million.
Investment income increased by EUR 463 million, or 95.9%, to EUR 946 million in 2007 from EUR 483 million in 2006. The increase was partly due to EUR 56 million in gains recognized on divestments in 2007 and losses of EUR 78 million on divestments in 2006. Furthermore, rental income increased EUR 113 million and realized gains on equities grew EUR 181 million compared to 2006, mainly due to the substantial capital gains following the sale of shares in the stock exchange and the derivatives market in Sao Paulo and a sizeable gain from the sale of an equity stake at Wholesale Banking.
Other income decreased by EUR 3 million, or 0.2%, to EUR 1,693 million in 2007 from EUR 1,696 million in

2006. Net trading income declined EUR 151 million and valuation results from non-trading derivatives, for which hedge accounting is not applied, were EUR 11 million lower. This was largely offset by an increase of EUR 104 million in other revenues, including higher income from operating lease. The share of profit from associates increased by EUR 55 million from EUR 183 million in 2006 to EUR 238 million in 2007, mainly due to associates at ING Real Estate.
Expenses
Total operating expenses increased by EUR 880 million, or 9.7%, to EUR 9,967 million in 2007 from EUR 9,087 million in 2006. The increase of EUR 445 million is attributable to special items in 2007, comprising EUR 295 million in provisions and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank), EUR 139 million in restructuring provision for Wholesale Banking and EUR 11 million in restructuring provision for Retail Banking. Divestments in 2006 had a mitigating impact of EUR 111 million on expense growth, but an additional increase of EUR 546 million or 6.1%, was experienced in 2007 due, in part, to investments to support the growth of the business, notably at ING Direct, ING Real Estate and the Retail Banking activities in developing markets.
The addition to the provision for loan losses
The total addition to the provision for loan losses in 2007 was EUR 125 million compared to EUR 103 million in 2006, an increase of 21.4% or EUR 22 million. Retail Banking showed an increase by EUR 11 million, from EUR 161 million in 2006 to EUR 172 million in 2007 and ING Direct showed an increase by EUR 8 million, from EUR 60 million in 2006 to EUR 68 million in 2007. The net release in Wholesale Banking decreased by EUR 3 million to EUR 115 million. As a percentage of average credit-risk weighted assets, the addition to the provision for loan losses in 2007 was 4 basis points, up slightly from 3 basis points in 2006.
Profit before tax and net profit
Total profit before tax decreased 9.9%, or EUR 495 million, to EUR 4,510 million in 2007 from EUR 5,005 million in 2006. Divestments and special items had a negative impact of EUR 458 million on profit before tax in 2007, including EUR 489 million in special items, partly offset by EUR 32 million realized gains on divestments. In 2006, divestments resulted in a realized loss of EUR 112 million. The divested units contributed EUR 65 million to profit before tax in 2006.
Net profit from banking declined 2.7%, or EUR 102 million from EUR 3,740 million in 2006 to EUR 3,638 million in 2007. This decrease is moderated due to the effective tax rate for ING’s banking operations which decreased from 24.1% (EUR 1,205 million) for 2006 to 16.8% (EUR 759 million) for 2007, caused by high tax-exempted gains, the release of some tax liabilities, a lower corporate tax rate in the Netherlands and the impact of a tax asset in Germany.
Underlying profit before tax
Excluding the effects of divestments and excluding special items, ING’s banking operations showed a decrease in underlying profit before tax of EUR 85 million, or 1.7%, from EUR 5,052 million in 2006 to EUR 4,967 million in 2007. Underlying net profit increased by EUR 166 million, or 4.4%, from EUR 3,816 million in 2006 to EUR 3,982 million in 2007, due to the low effective tax rate.
GROUP OVERVIEW
Year ended December 31, 2006 compared to year ended December 31, 2005
Total profit before tax increased by EUR 1,046 million, or 11.8% from EUR 8,894 million in 2005 to EUR 9,940 million in 2006 and total underlying profit before tax increased by EUR 1,419 million or 16.8% from EUR 8,440 million in 2005 to EUR 9,859 million in 2006. The increase in profit before tax was driven by strong growth at ING Direct as well as good results from the insurance business lines due to strong equity markets, which helped to drive growth in sales and assets at ING’s life insurance business, while the non-life business continued to benefit from favorable underwriting experience in most markets. The increase in total profit before tax is also impacted by divestments, which resulted in a loss of EUR 63 million and a gain of EUR 366 million for 2006 and 2005, respectively.
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
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. On this basis, the debt/equity ratio of ING Group improved to 9.0% in 2006 compared with 9.4% in 2005 supported by growth in equity. The capital coverage ratio of ING Verzekeringen N.V. increased to 274% of E.U. regulatory requirements at the end of December 2006, compared with 255% at the end of December 2005. The Tier-1 ratio of ING Bank N.V. stood at 7.63% at the end of 2006, up from 7.32% at the end of 2005, as growth in capital was partially offset by growth in risk-weighted assets. Total risk-weighted assets of the banking operations increased by EUR 18.2 billion, or 5.7%, to EUR 337.9 billion as of December 31, 2006 from EUR 319.7 billion as of December 31, 2005, driven by growth in Retail Banking and ING Direct.
INSURANCE OPERATIONS
Income
Total premium income increased 2.4%, or EUR 1,076 million from EUR 45,758 million in 2005 to EUR 46,834 million in 2006. Life premiums increased 2.1%, or EUR 844 million to EUR 40,501 million in 2006 from EUR 39,657 million in 2005, primarily due to growth in Central and Rest of Europe, the United States, South Korea and Australia, which was partially offset by a decline in premium income in the Netherlands, Belgium and Japan. Non-life premiums increased 3.8%, or EUR 232 million, from EUR 6,101 million in 2005 to EUR 6,333 million in 2006, due to growth in the portfolio in Canada, which was partially offset by a decline of 2.1% in the Netherlands.
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

Profit before tax and net profit
Total profit before tax from insurance increased 24.1%, or EUR 957 million, to EUR 4,935 million in 2006 from EUR 3,978 million in 2005. This increase was impacted by divestments which resulted in a profit of EUR 49 million in 2006 and a loss of EUR 13 million in 2005. Divested units contributed EUR 93 million to profit before tax in 2005 and EUR 79 million in 2006. Net profit from insurance increased by 20.9%, or EUR 684 million to EUR 3,952 million in 2006 from EUR 3,268 million in 2005 due to an increase in minority interests to EUR 281 million in 2006 from EUR 255 million in 2005, and an increase of the effective tax rate from 11.4% in 2005 to 14.2% in 2006 due to lower releases from tax provisions.
Underlying profit before tax
Underlying profit before tax from the insurance operations increased by 23.3%, or EUR 909 million to EUR 4,807 million in 2006 from EUR 3,898 million in 2005, mainly due to strong growth in retirement services and life insurance in developing markets, higher investment results and a favorable claims environment for the non-life business. Underlying profit before tax from life insurance increased 21.7%, or EUR 602 million from EUR 2,768 million in 2005 to EUR 3,370 million in 2006, driven by increased sales, growth in assets under management and investment gains. The non-life operations increased by 19.0%, or EUR 230 million from EUR 1,207 million in 2005 to EUR 1,437 million in 2006. Lower results in Canada, due to less favorable developments in prior-year reserves and lower investment-related gains, were offset by higher results in all regions benefiting from a favorable underwriting cycle.
BANKING OPERATIONS
Income
Total income from banking increased 2.5%, or EUR 347 million, to EUR 14,195 million in 2006 from EUR 13,848 million in 2005, as a sharp decline in investment income, primarily attributable to gains/losses on divestments, was more than offset by increases in commission income, net trading income and interest income.
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
Commission income increased 11.7%, or EUR 280 million to EUR 2,681 million in 2006 from EUR 2,401 million in 2005. The increase in commission income was primarily due to the strong growth of management fees (mainly from ING Real Estate) and higher fees from securities business at ING Direct and the international Wholesale Banking units. The increase in commission income from insurance is largely attributable to ING Belgium, primarily resulting from a changed sales agreement with Insurance Belgium.
Investment income decreased by EUR 454 million, or 48.5%, to EUR 483 million in 2006 from EUR 937 million in 2005. The decrease was primarily due to EUR 379 million in gains recognized on divestments in 2005 and a loss of EUR 112 million on divestments in 2006.
Other income increased by EUR 348 million, or 25.8%, to EUR 1,696 million in 2006 from EUR 1,348 million in 2005. The increase is largely due to a EUR 479 million increase in net trading income, partly offset by EUR 89 million lower valuation results from non-trading derivatives and a decrease of EUR 85 million of other revenue. The share of profit from associates increased by EUR 43 million from EUR 140 million in 2005 to EUR 183 million in 2006, mainly due to associates at ING Real Estate.
Expenses
Total operating expenses increased by EUR 243 million, or 2.7%, to EUR 9,087 million in 2006 from EUR 8,844 million in 2005. Excluding divestments, operating expenses increased by EUR 416 million or by 4.9%, from EUR 8,560 million in 2005 to EUR 8,976 million in 2006. The increase is in large part attributable to EUR 198 million higher expenses to support the growth of the ING Direct activities, EUR 27 million higher expenses at the fast growing ING Real Estate and EUR 164 million compliance-related costs in 2006. Releases from employee benefit provisions decreased by EUR 53 million from EUR 119 million in 2005 to EUR 66 million in 2006, while the reclassification of payment expenses from operating expenses to funds transfer commission lowered total operating expenses by EUR 74 million.

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
Profit before tax and net profit
Total profit before tax increased 1.8%, or EUR 89 million to EUR 5,005 million in 2006 from EUR 4,916 million in 2005. Divestments had a negative impact on profit before tax in 2006, including EUR 112 million realized losses on divestments compared with gains of EUR 379 million in 2005. Divested units contributed EUR 65 million to profit before tax in 2006 compared to a loss of EUR 4 million in 2005. Net profit from banking declined 5.1%, or EUR 202 million from EUR 3,942 million in 2005 to EUR 3,740 million in 2006. This decrease is related to the effective tax rate for ING’s banking operations which increased from 18.8% (EUR 924 million) for 2005 to 24.1% (EUR 1,205 million) for 2006, mainly due to tax-exempt gains on divestments, a release of EUR 35 million from the tax provisions in 2005, and the establishment of a EUR 148 million deferred tax asset related to net operating losses in the U.S. in 2005.
Underlying profit before tax
ING’s banking businesses benefited from a strong increase in profit in 2006 driven by strong income growth in all three business lines and continued low additions to the provision for loan losses, offset by a 4.9% increase in expenses, including EUR 176 million in additional compliance-related costs. Underlying profit before tax rose 11.3%, or EUR 511 million to EUR 5,052 million in 2006 from EUR 4,541 million in 2005. Growth was driven by increased savings and strong demand for mortgages at both Retail Banking and ING Direct.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(EUR billions, except amounts per share)
Investments	292.7	311.6	324.6
Financial assets at fair value through the profit and loss account	327.1	317.5	268.1
Loans and advances to customers	553.0	474.4	439.2
Total assets	1,312.5	1,226.3	1,158.6
Insurance and investment contracts:
Life	232.4	237.9	232.1
Non-life	9.6	10.1	12.8
Investment contracts	23.7	20.7	18.6

Total insurance and investment contracts	265.7	268.7	263.5
Customer deposits and other funds on deposits (1)	525.2	496.7	465.7
Debt securities in issue/other borrowed funds	94.1	107.8	113.5
Total liabilities (including minority interests)	1,275.3	1,188.0	1,121.9
Shareholders’ equity	37.2	38.3	36.7
Shareholders’ equity per Ordinary share (in EUR)	17.73	17.78	16.96

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
Year ended December 31, 2007 compared to year ended December 31, 2006
Total assets increased by 7.0% in 2007 to EUR 1,312.5 billion, mainly due to increased loans and advances to customers and financial assets at fair value through the profit and loss account. Investments decreased by EUR 18.9 billion, or 6.1%, to EUR 292.7 billion in 2007 from EUR 311.6 billion in 2006, representing a decrease of EUR 8.2 billion in insurance investments and a decrease of EUR 10.7 billion in banking investments.
Loans and advances to customers increased by EUR 78.5 billion, or 16.6%, rising to EUR 553.0 billion at the end of December 2007 from EUR 474.4 billion at the end of December 2006. Loans and advances to customers of the insurance operations decreased EUR 10.0 billion. Loans and advances of the banking operations increased by EUR 88.5 billion. The Netherlands operations increased by EUR 30.7 billion and the international operations by EUR 57.8 billion. The impact of the inclusion of Oyak Bank was EUR 4.8 billion. ING Direct contributed EUR 25.1 billion to the increase, of which EUR 28.0 billion was due to personal lending.
Shareholders’ equity decreased by 2.8% or EUR 1,058 million to EUR 37,208 million at December 31, 2007 compared to EUR 38,266 million at December 31, 2006. Net profit from the year 2007 added EUR 9,241 million to equity and unrealized revaluation shares added EUR 2,997 million, partially offset by unrealized revaluations debt securities of EUR 4,725 billion, realized gains equity securities released to profit and loss of EUR 3,044 million, change due to treasury shares of EUR 2,304 million and a cash dividend of EUR 2,999 million.
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
Loans and advances to customers increased by EUR 35.2 billion, or 8.0%, rising to EUR 474.4 billion at the end of December 2006 from EUR 439.2 billion at the end of December 2005. Loans and advances to customers of the insurance operations decreased EUR 0.9 billion. Loans and advances of the banking operations increased by EUR 34.7 billion The Netherlands operations increased by EUR 18.4 billion and the international operations by

EUR 16.3 billion, for EUR 16.4 billion negatively influenced by the sale of Deutsche Hypothekenbank. ING Direct contributed EUR 20.0 billion to the increase, of which EUR 16.4 billion was due to personal lending.
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

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. The following table sets forth the contribution of our six business lines to our underlying profit before tax for each of the years 2007, 2006 and 2005:

2007	Insurance	Insurance	Insurance	Wholesale	Retail		Other	Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	(1)(2)	Group
Total income	16,262	29,681	14,383	5,860	6,424	2,196	1,781	76,586

Total expenditure	13,962	27,529	13,807	3,600	4,641	1,667	338	65,544

Profit before tax	2,300	2,152	576	2,260	1,783	530	1,443	11,043
Gains/losses on divestments	(418)	(93)			(32)		129	(414)
Profit/loss before tax from divested units	(42)							(42)
Special items				139	310			489

Underlying profit before tax	1,840	2,059	576	2,399	2,062	530	1,611	11,077

(2)	Includes the gains on the sale of stakes in ABN Amro and Numico

2006	Insurance	Insurance	Insurance	Wholesale	Retail
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other1)	Total Group
Total income	16,170	29,779	13,378	5,818	6,086	2,289	101	73,621

Total expenditure	13,808	27,787	12,742	3,337	4,151	1,598	258	63,681

Profit before tax	2,362	1,992	636	2,481	1,935	691	(157)	9,940
Gains/losses on divestments	(34)		(15)	89		23		63
Profit/loss before tax from divested units	(79)			(45)		(20)		(144)
Special items

Underlying profit before tax	2,249	1,992	621	2,525	1,935	694	(157)	9,859

2005	Insurance	Insurance	Insurance	Wholesale	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other1)	Group
Total income	16,033	28,034	13,191	5,957	5,881	2,034	(10)	71,120

Total expenditure	14,002	26,093	12,713	3,358	4,017	1,404	639	62,226

Profit before tax	2,031	1,941	478	2,599	1,8764	630	(649)	8,894
Gains/losses on divestments	(10)	50	(27)	(317)	(62)			(366)
Profit/loss before tax from divested units	(77)	(12)	(4)	17		(13)		(89)
Special items

Underlying profit before tax	1,945	1,979	447	2,299	1,802	617	(649)	8,440

(1)	Other mainly includes items not directly attributable to the business lines and intercompany relations
See Note 49 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

The business lines are analyzed on a total basis for Income, Expenses and Profit before tax, the geographical analyses are based on underlying figures.
INSURANCE EUROPE

		Insurance Europe
	2007	2006	2005
	(EUR millions)
Premium income	10,616	10,552	10,702
Commission income	477	348	303
Investment and Other income	5,169	5,270	5,028

Total income	16,262	16,170	16,033

Underwriting expenditure	11,595	11,458	11,644
Other interest expenses	591	544	481
Operating expenses	1,774	1,805	1,869
Other impairments	1	1	7

Total expenditure	13,962	13,808	14,001

Profit before tax	2,300	2,362	2,032
Gains/losses on divestments	(418)	(34)	(10)
Profit before tax from divested units	(42)	(79)	(77)

Underlying profit before tax	1,840	2,249	1,945

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total premium income increased by 0.6%, or EUR 64 million to EUR 10,616 million in 2007 from EUR 10,552 million in 2006, as continued strong life premium growth in Central and Rest of Europe was largely offset by lower life premiums in the Netherlands and Belgium, including the impact of the divestment of the Belgian broker and employee benefits business in September 2007. Life production slowed down in the second half of 2007 due to faltering stock markets and less intensive marketing for investment products in Belgium. Unit-linked volumes in the Netherlands were impacted by negative media attention concerning cost loads. Non-life premium income declined by 6.8%, or EUR 135 million to EUR 1,839 million from EUR 1,974 million in 2006, due to lower premiums in all regions after rate reductions in the Benelux as well as the disposition of bond insurer Nationale Borg in the Netherlands and the broker and employee benefits business in Belgium.
Commission income advanced by 37.1%, or EUR 129 million to EUR 477 million in 2007 from EUR 348 million in 2006 fuelled by higher management fees in all regions. Investment and Other income declined by 1.9%, or EUR 101 million from EUR 5,270 million in 2006 to EUR 5,169 million in 2007, driven by lower capital gains and fair value changes on real estate and private equity investments. In the Netherlands direct investment income decreased EUR 136 million, after the deconsolidation of a real estate mutual fund at year-end 2006 and the distribution of EUR 5.0 billion in extraordinary dividends to the Corporate Line Insurance during 2007. Direct investment income in Belgium included the EUR 418 million gain on the divestment of the broker and employee benefits business.
Expenses
Operating expenses declined by 1.7%, or EUR 31 million to EUR 1,774 million in 2007 from EUR 1,805 million in 2006, with the decline concentrated in the Benelux. In the Netherlands, expenses decreased 1.5%, or EUR 21 million to EUR 1,350 million in 2007 from EUR 1,371 million in 2006, as regular cost increases related to inflation and merit salary increases were offset by staff reductions following the completion and implementation of a new insurance administration platform at Nationale-Nederlanden and EUR 33 million software impairments in 2006. The 2007 release of provisions for employee benefits in the Netherlands almost matched similar releases in 2006. Operating expenses in Belgium declined from EUR 150 million in 2006 to EUR 96 million in 2007, following the disposition of the broker and employee benefits business. Expenses in Central and Rest of Europe were EUR 44 million higher at EUR 324 million, after EUR 30 million higher investments in greenfields (business in new country) in Romania and Russia and organic business growth across the region.
Profit before tax
Profit before tax in 2007 included a gain of EUR 418 million from the sale of Belgian broker and employee benefits business, whereas the 2006 pre-tax profit reflected a EUR 34 million gain on the unwinding of a cross-

shareholding with Bank Piraeus in Greece. Notwithstanding those gains, total profit before tax of Insurance Europe declined by 2.6%, or EUR 62 million to EUR 2,300 million in 2007 from EUR 2,362 million in 2006.
Underlying profit before tax
Underlying profit before tax from Insurance Europe declined by 18.2%, or EUR 409 million from EUR 2,249 million in 2006 to EUR 1,840 million in 2007, driven by lower insurance results in the Netherlands following lower capital gains and fair value changes on real estate and private equity investments and significant disability provision releases in 2006. Central Europe continued to show strong growth of life underwriting results, partly compensated by EUR 26 million higher greenfield strain in Romania and Russia. Underlying profit from life insurance declined by 15.7%, or EUR 263 million to EUR 1,412 million in 2007 from EUR 1,675 million in 2006, mostly resulting from a EUR 327 million decrease in life results from the Netherlands partly offset by a EUR 51 million increase in Central and Rest Europe, primarily in Hungary and Poland as well as the Czech and Slovakia republics. Underlying profit from non-life insurance declined by 25.4%, or EUR 146 million from EUR 574 million in 2006 to EUR 428 million in 2007, including 2006 releases of actuarial provisions caused by the introduction of a new long-term disability act in the Netherlands.
Insurance Europe - 2007 Underlying Profit before Tax by
Geographic Region

(1)	Belgium includes underlying profit before tax from Luxembourg.

(2)	Central Europe includes Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece and Russia.

(3)	Underlying profit before tax by geographic region in 2007 was as follows: Netherlands EUR 1,445 million (life EUR 1,030 million and non-life EUR 415 million), Belgium EUR 62 million (life EUR 59 million and non-life EUR 3 million), Central and Rest of Europe EUR 333 million (life EUR 323 million and non-life EUR 10 million).
Netherlands
In the Netherlands, underlying profit before tax decreased by 24.4%, or EUR 466 million to EUR 1,445 million in 2007 from EUR 1,911 million in 2006, as lower investment income and actuarial provision releases more than offset the slight decline in operating expenses. Results included EUR 217 million lower gains and revaluations from real estate investment declining from EUR 443 million in 2006 to EUR 226 million in 2007 and EUR 42 million lower gains and revaluations from private equity investments from EUR 166 million in 2006 to EUR 124 million in 2007, as well as a EUR 98 million release of disability provisions triggered by the introduction of a new long-term disability act in 2006. In 2007, the increase in the shortfall in investment guarantees on certain group pension contracts deteriorated EUR 74 million compared to 2006.
Underlying profit before tax from the life insurance businesses declined by 24.1%, or EUR 327 million from EUR 1,357 million in 2006 to EUR 1,030 million in 2007 driven by lower investment income, especially lower gains and revaluations on real estate and private equity investments. Life premium income declined by 4.2%, or EUR 374 million from EUR 5,230 million in 2006 to EUR 5,008 million in 2007, mainly due to lower single-premium sales due to enhanced pricing discipline to improve profitability and negative media attention around unit-linked products.
Underlying profit before tax from the non-life insurance businesses decreased by 25.1%, or EUR 139 million from EUR 554 million in 2006 to EUR 415 million in 2007, driven by EUR 98 million disability provision releases in 2006 as well as lower results from real estate and private equity investments. Non-life premiums declined by 1.2% to EUR 1,587 million, a decrease of EUR 19 million compared to EUR 1,606 million in 2006 largely attributable to the disposition of guarantee insurer Nationale Borg in the second quarter of 2006. Increased distribution through the proprietary bank channel more than compensated for the impact of rate pressure in automobile and group income insurance.
Belgium
In Belgium, underlying profit before tax from insurance rose by 8.8%, or EUR 3 million from EUR 57 million in 2006 to EUR 62 million in 2007, due to higher results from life insurance. Underlying profit from life insurance, including Luxembourg, rose by EUR 12 million, or 25.5% to EUR 59 million in 2007 from EUR 47 million in

2006, driven by higher sales and investment income. Underlying profit before tax from non-life insurance, declined sharply to EUR 3 million in 2007 from EUR 10 million in 2006, partly caused by a strengthening of the claims provisions for disability based on recent claims experience. Following the divestment of the broker and employee benefits business in 2007, the insurance activities in Belgium are focused exclusively on the sale of insurance products through ING’s proprietary bank channels (ING Bank and Record Bank). Life premium income increased by 15.0%, to EUR 1,160 million in 2007 from EUR 1,009 million in 2006, due to strong sales of investment products with a capital guarantee and high profit participation potential. Non-life premiums were up 12.5%, mainly due to the compulsory natural disaster cover introduced in 2007.
Central and Rest of Europe
In Central and Rest of Europe, underlying profit before tax increased by 17.7%, or EUR 50 million to EUR 332 million in 2007 from EUR 282 million in 2006, driven by a 18.8% increase in life results to EUR 323 million. The new life operation in Russia and second-pillar pension fund in Romania caused a EUR 26 million higher greenfield strain on underlying pre-tax profit. The Czech Republic, Hungary, Poland and Slovakia all showed strong growth in life and pensions, driven by higher premiums and pension fund inflows. Life premium income rose by 25.6%, or EUR 488 million from EUR 1,906 million in 2006 to EUR 2,394 million in 2007, propelled by high sales of unit-linked products in Greece and the Czech Republic, group life in Spain as well as the launch of the variable annuities in Hungary and Spain.
Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total premium income declined by 1.4%, or EUR 150 million to EUR 10,552 million in 2006 from EUR 10,702 million in 2005, through a decrease of 1.4% in Life premium and 1.6 % in Non-life premium. Life premium declined especially in the Netherlands decrease of 4.1%) and was partially offset by Central and Rest of Europe which showed an increase of 18.0%. Non-life premium income declined also in the Netherlands (decrease of 2.1%) but Belgium and Rest of Europe showed premium growth of 0.6% and 2.2% respectively
Commission income increased by 14.9%, or EUR 45 million to EUR 348 million in 2006 from EUR 303 million in 2005, mainly due to increased assets under management in Central and Rest of Europe. Commission income in the Netherlands remained stable at EUR 113 million compared to EUR 105 million in 2005. Investment and Other income increased by 4.8%, or EUR 242 million from EUR 5,028 million in 2005 to EUR 5,270 million in 2006, attributable to the life operations in the Netherlands, which increased by EUR 153 million, due to higher dividend income, increased capital gains on equities, revaluations of real estate and private equity and Belgium which increased by EUR 44 million as well as higher gains on divestments (Piraeus in 2006 against Freeler in 2005).
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
Profit before tax
Profit before tax included a gain of EUR 34 million from the unwinding of Piraeus (Greece) in 2006, and a gain of EUR 10 million from the sale of the internet provider Freeler in 2005.As a result of those gains and the special item operating result Belgian broker and employee benefits business, total profit before tax rose 16.2%, or EUR 330 million to EUR 2,362 million in 2006 from EUR 2,032 million in 2005.
Underlying profit before tax
Underlying profit before tax from Insurance Europe rose by 15.6%, or EUR 304 million from EUR 1,945 million in 2005 to EUR 2,249 million in 2006, mainly driven by strong underwriting results at the non-life businesses in the Netherlands, which increased by 49.7% or EUR 184 million, primarily due to an increase in underwriting results for especially loss of income / accident and motor risks. In addition life insurance in the Netherlands increased by 11.2%, or EUR 137 million, due primarily to favorable investment results and lower expenses.

Insurance Europe - 2006 Underlying Profit before Tax by
Geographic Region

(1)	Belgium includes underlying profit before tax from Luxembourg.

(2)	Central and Rest of Europe includes Poland, Hungary, Czech Republic, Slovakia, Romania, Bulgaria, Greece and Russia.

(3)	Underlying profit before tax by segment in 2006 was as follows: Netherlands: life EUR 1,357 million and non-life EUR 554 million, Belgium: life EUR 47 million and non-life EUR 10 million, Central Europe and Spain: life EUR 272 million and non-life EUR 9 million.

(4)	Underlying profit before tax by geographic region in 2005 was as follows: Netherlands EUR 1,589 million (life EUR 1,220 million and non-life EUR 370 million), Belgium EUR 98 million), Central and Rest of Europe and Spain EUR 258 million (life EUR 217 million and non-life EUR 41 million).
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
Belgium
In Belgium, underlying profit before tax from insurance declined by 41.8%, or EUR 41 million from EUR 98 million in 2005 to EUR 57 million in 2006, mainly due to the new commission agreement with ING Bank Belgium. Life premium income decreased by 11.5%, to EUR 1,442 million in 2006 from EUR 1,630 million in 2005, due to lower sales of single premium investments products through the bank channel.
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
US GAAP
US GAAP profit before tax is EUR 830 million lower than IFRS-EU profit before tax of EUR 2,362 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR (797) million in 2006 compared to EUR 686 million in 2005 for the reversal of IFRS-EU hedge accounting; EUR 91 million in 2006 compared to EUR (112) million in 2005 related to differences in debt securities valuation; EUR 155 million in 2006 compared to EUR 73 million in 2005 related to differences in the deferred acquisition costs and provision for insurance liabilities and EUR (256) million in 2006 compared to EUR (290) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences in real estate and the associates’ accounting for real estate, which became a significant reconciling item in 2005 due to a change in the scope of consolidation of property investment funds; EUR 0 million in 2006 compared to EUR 147 million in 2005 related to the alignment of the US GAAP reporting with the change in loan loss provision estimation process on adoption of IFRS-EU in 2005. For an explanation of the differences between IFRS-EU and US GAAP please see Note 2.5. to the consolidated financial statements.
INSURANCE AMERICAS

	Insurance Americas
	2007	2006	2005
	(EUR millions)
Premium income	23,537	24,118	22,744
Commission	1,036	984	785
Investment and Other income	5,108	4,677	4,505

Total income	29,681	29,779	28,034

Underwriting expenditure	24,682	24,981	23,597
Other interest expenses	328	316	98
Operating expenses	2,519	2,490	2,397
Other impairments	0	0	1

Total expenditure	27,529	27,787	26,093

Profit before tax	2,152	1,992	1,941
Gains/losses on divestments	(93)		50
Profit before tax from divested units			(12)

Underlying profit before tax	2,059	1,992	1,979

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Premium income decreased by 2.4%, or EUR 581 million, from EUR 24,118 million in 2006 to EUR 23,537 million in 2007. Excluding unfavorable currency effects of EUR 1,905 million, premium income rose by 6.0%, due to an increase in Life premium of 6.6%, primarily attributable to the US (increase of 6.7%) driven by variable annuities and retirement services, partly offset by lower fixed annuities; Latin America (increase of 3.8%) driven by annuities in Chile and Argentina and group life premiums in Mexico, and an increase in Non-life premium of 3.0%, attributable to Canada (increase of 2.7%) due to an increase in the number of insured risks and Latin America (increase of 3.4%) through higher premiums from health business.
Commission income increased by 5.3%, or EUR 52 million to EUR 1,036 million in 2007 from EUR 984 million in 2006, primarily as a result of higher assets under management, which were due to sales, persistency and positive fund performance. Investment and Other income increased 9.2% or EUR 431 million from EUR 4,677 million in 2006 to EUR 5,108 million in 2007, mainly due to net investment gains, including the gain on the initial public offering of shares by the Brazilian composite insurer SulAmérica, in which ING is a major shareholder as well as the disposition of a minority equity investment in the US, and higher private equity gains, partly offset by credit related losses and impairments.
Expenses
Operating expenses increased by 1.2%, or EUR 29 million from EUR 2,490 million in 2006 to EUR 2,519 million in 2007. Excluding unfavorable currency impact of EUR 183 million,, operating expenses increased 9.2%, due to the acquisitions of the annuity and pension business from Santander in Latin America, marketing and organic business growth, mainly in the US. Expenses as a percentage of assets under management for investment products deteriorated from 0.72% to 0.74%, while expenses as a percentage of premiums for life products deteriorated from 14.3% in 2006 to 14.7% in 2007.
Profit before tax
Profit before tax in 2007 included a gain of EUR 93 million, which resulted from the dilution of ING’s share in Brazil’s SulAmérica, following an initial public offering.
Underlying profit before tax
Underlying profit before tax from Insurance Americas increased by 3.4%, or EUR 67 million from EUR 1,992 million in 2006 to EUR 2,059 million in 2007. Underlying profit before tax in the US grew by 12.7%, or EUR 153 million from EUR 1,203 million in 2006 to EUR 1,356 million in 2007, due to net investment gains and commission income, partially offset by increased operating expenses . The Canadian business had a 22.3%, or EUR 135 million decrease in underlying profit before tax from EUR 605 million in 2006 to EUR 470 million in 2007, due to less favorable developments in current and prior-year reserves and impairments and investment losses. In Latin America underlying profit before tax increased 27.3%, or EUR 50 million to EUR 233 million in

2007 from EUR 183 million in 2006, due to life operations increase, partly offset by non-life operations. Life operations rose 84.6% or EUR 99 with higher results across the region, including investment gains in Mexico. Non-life operations decreased 74.2% or EUR 49 million, due to higher fire and weather-related claims and provision strengthening in automobile insurance in Mexico, partly offset by the results from the health business in Brazil.
Insurance Americas - 2007 Underlying Profit
before Tax by Geographic Region

(1)	Latin America includes Argentina, Chile, Peru, Brazil and Colombia

(2)	United States is only life insurance; Canada and Latin America are mainly non-life insurance.
United States
Underlying premium income decreased 2.4%, or EUR 453 million to EUR 18,677 million in 2007 from EUR 19,130 million in 2006. The decrease is attributable to the depreciation of the US dollar against the EUR. Excluding this impact, premium income increased 6.7%, mainly due to higher sales of variable annuity and retirement services, but was partially offset by lower premiums from fixed annuities. Operating expenses were almost flat as they increased only by 0.9%, or EUR 14 million. Excluding unfavorable currency impact of EUR 127 million, operating expenses increased 10.4%, due to marketing, continued business growth and personnel-related expenses. Underlying profit before tax rose by 12%.7%, or EUR 153 million from EUR 1,203 million in 2006 to EUR 1,356 million in 2007. Net investment gains, including the EUR 21 million gain on the disposition of a minority equity investment, contributed EUR 83 million to the underlying profit growth in the US. Excluding investment gains, underlying profit before tax increased 5.5% to EUR 1,316, due to higher fee income from higher assets under management, higher result from private equity investments and positive impact from equity related deferred acquisition costs and reserves unlocking.
Canada
Underlying premium income of EUR 2,788 million EUR in 2007 was almost flat compared with 2006. Excluding the impact of the depreciation of Canadian dollar against the EUR, premium income increased 2.7% primarily attributable to the increase in the number of insured risks. Operating expenses of EUR 553 million in 2007 was almost flat compared with 2006. Excluding unfavorable currency impact of EUR 18 million, operating expenses rose by 4.3%. Underlying profit before tax decreased 22.3%, or EUR 135 million from EUR 605 million in 2006 to EUR 470 million in 2007, due to lower underwriting results and investment losses. Underwriting results decreased in 2007 after a deterioration of the automobile insurance results and higher property insurance losses. The claims ratio deteriorated to 65.7% in 2007 from 59.2% in 2006, but the expense ratio improved to 28.5% from 29.9%. The combined ratio deteriorated to 94.2% in 2007 from 89.1% in 2006.
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
Insurance Americas - 2006 Underlying Profit
before Tax by Geographic Region

(1)	Latin America includes Argentina, Chile and Peru.

(2)	United States is only life insurance; Canada and Latin America are mainly non-life insurance.
United States
Premium income increased 5.8%, or EUR 1,043 million to EUR 19,130 million in 2006 from EUR 18,087 million in 2005 mainly due to higher fixed and variable annuity sales and higher sales in retirement services but was partially offset by lower premium income from individual life products. Operating expenses were almost flat as they increased only by 1.1%, or EUR 16 million, despite the sales and the portfolio growth. Underlying profit before tax rose by 5.0%, or EUR 57 million from EUR 1,147 million in 2005 to EUR 1,204 million in 2006, despite investment-related losses. Excluding these losses, underlying profit before tax increased 12.6% to EUR 1,252 million due to higher fee income from growth in assets under management, higher interest margins and favorable equity-related deferred acquisition cost unlocking in 2006.
Canada
Premium income rose by 8.5%, or EUR 221 million, from EUR 2,585 million in 2005 to EUR 2,806 million in 2006, primarily attributable to currency impacts as well as to an increase in the number of insured. Operating expenses rose by 14.2% or EUR 68 million, mainly due to currency impact, expenses of brokerage acquired, higher pension costs, higher premium taxes and increased salary and benefits expenses. Underlying profit before tax decreased 10.0%, or EUR 67 million from EUR 671 million in 2005 to EUR 604 million in 2006; excluding currency impact the decrease is 15.5%, due to less favorable developments in prior-year reserves and lower investment-related gains. The claims ratio deteriorated to 59.2% in 2006 from 56.3% in 2005, but the expense ratio improved to 29.9% from 30.5%. The combined ratio deteriorated to 89.1% in 2006 from 86.8% in 2005.
US GAAP
US GAAP profit before tax is EUR 34 million higher than IFRS-EU profit before tax of EUR 1,992 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR (19) million in 2006 for the depreciation of goodwill related to management rights compared to EUR (326) million in 2005 for the write-off of goodwill related to Sul America, the reversal of goodwill on disposals and the depreciation of goodwill related to management rights; EUR (28) million in 2006 compared to EUR (17) million in 2005 related to differences in debt securities valuation; EUR (3) million in 2006 compared to EUR 203 million in 2005 for the reversal of IFRS-EU hedge accounting; EUR 150 million in 2006 related to deferred acquisition costs and provision for life policy liabilities, compared to EUR (82) million in 2005; and, EUR (30) million in 2006 compared to EUR (89) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting. For an explanation of the differences between IFRS-EU and US GAAP please see Note 2.5. to the consolidated financial statements.
INSURANCE ASIA/PACIFIC

	Insurance Asia/Pacific
	2007	2006	2005
	(EUR millions)
Premium income	12,632	12,136	12,286
Commission	382	298	254
Investment and Other income	1,369	944	651

Total income	14,383	13,378	13,191

Underwriting expenditure	12,517	11,745	11,838
Other interest expenses	175	22	8
Operating expenses	1,115	965	867
Other impairments	0	10	0

Total expenditure	13,807	12,742	12,713

Profit before tax	576	636	478
Gains/losses on divestments		(15)	(27)
Profit before tax from divested units			(4)

Underlying profit before tax	576	621	447

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Premium income increased by 4.1%, or EUR 496 million to EUR 12,632 million in 2007 from EUR 12,136 million in 2006, due primarily to sales of unit-linked products and high persistency in South Korea, new sales in life risk and personal investment products, along with favorable in-force business in Australia and sales of investment-linked products in Taiwan, in part offset by lower premiums in Japan caused by regulatory changes and economic volatility. Double-digit growth rates in premium income were recorded in local currency terms in most of Asia/Pacific’s other markets.
Commission income increased by 28.2%, or EUR 84 million to EUR 382 million in 2007 from EUR 298 million in 2006, due to higher funds under management arising from strong investment markets and higher net inflows in Australia and New Zealand as well as the full year consolidation of asset management business in Taiwan, which was acquired in the fourth quarter of 2006.
Expenses
Operating expenses increased by 15.5%, or EUR 150 million to EUR 1,115 million in 2007 from EUR 965 million in 2006, reflecting the increase of business volumes and the focus in building organizational capabilities and investing in greenfield operations. Expenses as a percentage of assets under management for investment products improved from 0.83% in 2006 to 0.81% in 2007, but expenses as a percentage of premiums for life products deteriorated from 8.2% in 2006 to 9.4% in 2007.

Profit before tax
Following the sale of Australia’s non-life business in 2004, provisions were made for claims experience of several lines of business. As claims experience was favorable, the hold-back provision was released in 2006 resulting in a profit before tax of EUR 15 million. Including the profit from the divested unit, profit before tax decreased by 9.4%, or 60 million to EUR 576 million in 2007 from EUR 636 million in 2006.
Underlying profit before tax
Underlying profit before tax decreased by 7.2%, or EUR 45 million to EUR 576 million in 2007 from EUR 621 million in 2006. This decrease was primarily due to Japan, which recorded a profit before tax of EUR 24 million in 2007 from EUR 156 million in 2006 largely due to the impact of market volatility on its Single Premium Variable Annuity or SPVA business, and a EUR 24 million Collateralized Debt Obligation or CDO markdown in the Corporate-Owned Life Insurance or COLI business. Excluding Japan, the underlying profit was up 19%, driven by business in South Korea experiencing growth in investment-linked product sales and in-force premium as well as a one-off recognition of EUR 10 million from the consolidation of Best Equity Fund and business in Australia/New Zealand experiencing funds under management growth, investment earnings and release of provisions.
Insurance Asia/Pacific - 2007 Underlying Profit
before Tax by Geographic Region

(1)	Rest of Asia includes China, India, Thailand, Indonesia, Hong Kong and Malaysia.
Australia and New Zealand
Underlying profit before tax increased 33.5%, or EUR 54 million to EUR 215 million in 2007 from EUR 161 million in 2006 driven by funds under management growth, investment earnings and release of provisions. Life premium income rose by 19.6%, or EUR 45 million to EUR 275 million in 2007 from EUR 230 million in 2006, driven by new sales in life risk and personal investment products, along with favorable in-force business. Operating expenses increased 14.4% due to higher volume-driven expenses such as investment management, direct campaign and stamp duty costs.
South Korea
In South Korea, underlying profit before tax rose by 14.1%, or EUR 37 million to EUR 300 million in 2007 from EUR 263 million 2007, driven primarily by growth of investment-linked product sales and in-force premium as well as a one-off recognition of EUR 10 million from the consolidation of Best Equity Fund. Premium income rose by 11.9%, or EUR 383 million to EUR 3,607 million in 2007 from EUR 3,224 in 2006, driven primarily by sales of unit-linked products as well as continued high persistency on existing contracts. Operating expenses rose by 29.1%, or EUR 57 million, from EUR 196 million in 2006 to EUR 253 million in 2007 due to the support provided for the growing and future business.
Taiwan
As in 2006, ING recorded zero profit for Taiwan in 2007 due to measures taken to strengthen reserves . A total charge of EUR 110 million was taken in 2007 to strengthen reserves, compared with EUR 182 million in 2006. For the reserve adequacy position please see the discussion under “Risk Management – ING Insurance – ING Insurance – Liquidity Risk – Reserve Adequacy” of Note 2.1 to the consolidated financial statements.
Japan
In Japan, underlying profit before tax decreased by 84.6%, or EUR 132 million to EUR 24 million in 2007 from EUR 156 million in 2006 largely due to the impact of market volatility on its SPVA business, and a EUR 24 million CDO markdown in the COLI business. Sales momentum slowed down triggered by regulatory changes and economic volatility. Consequently, premium income declined by 5.0%. Operating expenses increased by 6.6%, mainly due to higher promotional and branding activities.

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
Commission income increased by 17.3%, or EUR 44 million to EUR 298 million in 2006 from EUR 254 million in 2005. This was due to a joint venture in Australia resulting from the increasing value of assets under management attributable to the strength of investment markets and improved net flows and retention, Japan through the sale of mutual funds and SPVA products and investment management fees of ING Funds. Investment and Other income increased by 45.0% or EUR 293 million to EUR 944 million in 2006 from EUR 651 million in 2005, mainly due to Japan, especially from the SPVA business. South Korea, supported by growth in assets under management and Taiwan where higher direct investment income on bonds was only partly offset by lower fair value changes in bonds.
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
Profit before tax
A divestment gain of EUR 27 million from the IPO of 90% of the shares in Austbrokers Holdings in Australia impacted profit before tax in 2005 due to a gain of EUR 27 million from the IPO of 90% of the shares in Austbrokers Holdings in Australia. Following the sale of Australia’s non-life business in 2004, provisions were made for claims experience of several lines of business. As claims experience was favorable, the hold-back provision was released in 2006 resulting in a profit before tax of EUR 15 million. Including those gains and profit from the divested unit, profit before tax increased by 33.1%, or 158 million to EUR 636 million in 2006 from EUR 478 million in 2005.
Underlying profit before tax
Underlying profit before tax increased by 38.9%, or EUR 174 million to EUR 621 million in 2006 from EUR 447 million in 2005, driven by a 44.5% increase in South Korea due primarily to strong sales, 110.8% increase in Japan due primarily to hedging gains and 105.0% increase in Rest of Asia driven by strong sales in Malaysia and Hong Kong. Underlying profit before tax in Australia showed a decrease of 5.8% because of lower investment earnings and one-off software write-off in 2006 of EUR 7 million. As in 2005 Taiwan recorded zero profit in 2006 due to further measures taken to strengthen reserves in what continues to be a low interest rate environment.
Insurance Asia/Pacific - 2006 Underlying Profit
before Tax by Geographic Region

(1)	Rest of Asia includes China, India, Thailand, Indonesia, Hong Kong and Malaysia.

(2)	Underlying profit before tax by geographic region in 2005 is as follows: Australia and New Zealand EUR 169 million, South Korea EUR 181 million, Taiwan EUR 0 million, Japan EUR 74 million and rest of Asia EUR 23 million

(3)	Asia/Pacific is mainly life insurance.

Australia and New Zealand
Underlying profit before tax decreased 5.8%, or EUR 10 million to EUR 161 million in 2006 from EUR 171 million in 2005. Life premium income rose by 27.1%, or EUR 49 million to EUR 230 million in 2006 from EUR 181 million in 2005, driven by the success of the ‘OneCare’ product launched in the fourth quarter of 2005. Operating expenses were 4.0% lower, but excluding currency impact only 1.8% lower as in 2005 a provision of EUR 7 million was booked regarding doubtful debts.
South Korea
In South Korea, underlying profit before tax rose by 44.5%, or EUR 81 million to EUR 263 million in 2006 from EUR 182 million 2005, driven by higher margins due to increased volume as well as strong sales. Premium income rose by 41.5%, or EUR 945 million to EUR 3,224 million in 2006 from EUR 2,279 in 2005, driven by sales of variable and universal life products as well as continued high persistency on existing contracts. Operating expenses rose by 44.1%, or EUR 60 million, from EUR 136 million in 2005 to EUR 196 million in 2006 due to the support provided for the growing and future business.
Taiwan
As in 2005, ING recorded zero profit for Taiwan in 2006 due to measures taken to strengthen reserves. A total charge of EUR 182 million was taken in 2006 to strengthen reserves, compared with EUR 220 million in 2005. For the reserve adequacy position see the discussion under “Risk Management – ING Insurance – ING Insurance – Liquidity Risk – Reserve Adequacy” of Note 2.1 to the consolidated financial statements.
Japan
In Japan, underlying profit before tax increased by 110.8%, or EUR 82 million to EUR 156 million in 2006 from EUR 74 million in 2005 largely due to hedging gains. Sales momentum slowed down after an exceptional 2005 year as domestic competition increased. Meanwhile assets under management continued strong growth with 36% in 2006. Growth in the COLI market slowed down. However sales were up in the more protection driven COLI products. Premium income declined by 22.1% due to lower sales of SPVA (Single Premium Variable Annuity). Operating expenses increased by 7.8%, mainly due to higher staff expenses and higher IT expenses.
US GAAP
US GAAP profit before tax is EUR 166 million lower than IFRS-EU profit before tax of EUR 636 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to the premium deficiency loss recognized in relation to the Taiwan reserves under US GAAP of EUR (315) million in 2006 compared to EUR (386) million in 2005, offset by the reversal of certain reserve strengthening in the business line under IFRS-EU of EUR 238 million in 2006 compared to EUR 179 million in 2005 which is not allowed under US GAAP; EUR (76) million in 2006 for differences in debt securities valuation compared to EUR (106) million in 2005. For an explanation of the differences between IFRS-EU and US GAAP please see Note 2.5. to the consolidated financial statements.

WHOLESALE BANKING

	Wholesale Banking
	2007	2006	2005
	(EUR millions)
Interest result	2,492	2,742	2,928
Commission income	1,437	1,349	1,199
Investment income	779	343	819
Other income	1,152	1,384	1,011

Total income	5,860	5,818	5,957

Operating expenses	3,715	3,455	3,466
Additions to the provision for loan losses	(115)	(118)	(108)

Total expenditure	3,600	3,337	3,358

Profit before tax	2,261	2,481	2,599
Gains/losses on divestments		89	(317)
Profit before tax from divested units		(45)	17
Special items	139

Underlying profit before tax	2,399	2,525	2,299

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total income increased 0.7%, or EUR 42 million, to EUR 5,860 million in 2007 from EUR 5,818 million in 2006. Excluding the impact of the divestment of Williams de Broë and Deutsche Hypothekenbank in 2006, income rose 1.0% or EUR 56 million. The total interest result declined 9.1%, or EUR 250 million, to EUR 2,492 million in 2007 from EUR 2,742 million in 2006, due to divestments and pressure on margins. Commission, investment and other income rose by 9.5%, or EUR 292 million, to EUR 3,368 million in 2007 from EUR 3,076 million in 2006. Excluding divestments the increase was 8.5% or EUR 263 million, of which ING Real Estate contributed EUR 169 million, driven by growth in the investment management activities and by higher realized gains and fair value changes in the investment portfolio. The remaining increase of EUR 94 million mainly includes higher capital gains on equities partly offset by the direct impact of the market and credit turmoil in the second half of 2007.
Expenses
Operating expenses increased by EUR 260 million, or 7.5%, to EUR 3,715 million in 2007 from EUR 3,455 million in 2006. Excluding the impact of divestments in 2006, and excluding EUR 139 million in special items in 2007, operating expenses rose by EUR 176 million or 5.2% to EUR 3,576 million. Of this increase 2.8%-point can be attributed to fast growing ING Real Estate. The EUR 139 million in special items related to provisions for initiatives started in 2007 to stimulate growth and reduce operating expenses, including EUR 45 million for the reduction of 300 full-time functions across Wholesale Banking, EUR 49 million to reinforce its Financial Markets business in selected developing markets and EUR 45 million to streamline the lending process in General Lending. The cost/income ratio deteriorated to 63.4% in 2007 compared with 59.4% in 2006. Excluding the impact of divestments and special items of EUR 139 million, the underling cost/income ratio deteriorated to 61.0% from 58.6% in 2006.
The addition to the provision for loan losses was a net release of EUR 115 million in 2007 compared with a net release of EUR 118 million in 2006. Gross additions remained low, reflecting the strong quality of the credit portfolio. The net release equalled 7 basis points of average credit-risk-weighted assets in 2007, similar to 2006.
Profit before tax
Profit before tax decreased EUR 220 million, or 8.9%, to EUR 2,261 million in 2007 from EUR 2,481 million in 2006. Special items in 2007 (provisions for initiatives to stimulate growth and reduce operating expenses) had a negative impact of EUR 139 million. The divestment in 2006 of Williams de Broë and Deutsche Hypothekenbank resulted in a loss of EUR 89 million, while these divested units contributed EUR 45 million to profit before tax in 2006.

Underlying profit before tax
Underlying profit before tax from Wholesale Banking declined 5.0%, or EUR 126 million, to EUR 2,399 million in 2007 from EUR 2,525 million in 2006. Higher underlying profits before tax were recorded in General Lending & Payments and Cash Management, Leasing & Factoring, ING Real Estate and the Other Wholesale Products. Underlying profit from Structured Finance decreased 20.6% to EUR 409 million, including a markdown of EUR 29 million on the Leveraged Finance book in the third quarter of 2007. Financial Market profit declined 30.5% to EUR 354 million. The sub-prime crisis and related issues had a negative pre-tax impact on Financial Market profit of EUR 106 million in the fourth quarter of 2007.
Wholesale Banking - 2007 Underlying Profit
before Tax by product
General Lending & PCM
In General Lending & Payments and Cash Management (PCM), underlying profit before tax rose 3.9%, or EUR 26 million, to EUR 696 million in 2007 from EUR 670 million in 2006, supported by a higher release from the provision for loan losses. Total income decreased by 5.0%, or EUR 85 million, to EUR 1,613 million in 2007 from EUR 1,698 million in 2006 and operating expenses decreased by 5.2%, or EUR 59 million, to EUR 1,076 million in 2007 from EUR 1,135 million in 2006. The decrease of both income and expenses is mainly due to the transfer of the SME business in Poland from Wholesale to Retail Banking and the reclassification of Trade Finance Services from General Lending to Structured Finance. The net release from the loan losses provisions increased to EUR 159 million in 2007 from a net release of EUR 107 million in 2006, supported by the recovery of a single provision of EUR 115 million in the fourth quarter of 2007.
Structured Finance
In Structured Finance, underlying profit before tax declined 20.6%, or EUR 106 million, to EUR 409 million in 2007 from EUR 515 million in 2006. Income decreased 1.1%, or EUR 9 million, to EUR 775 million in 2007 from EUR 784 million in 2006, mainly caused by the disruption in the Leveraged Finance market, including a EUR 29 million markdown on Leveraged Finance deals in the third quarter of 2007. Operating expenses increased by 19.8%, or EUR 60 million, to EUR 363 million in 2007 from EUR 303 million in 2006. Half of the expense increase was caused by the reclassification of Trade Finance Services from General Lending to Structured Finance, while the other half relate to higher personnel and deal-related costs to support growth initiatives. The addition to the loan loss provisions changed from a net release of EUR 34 million in 2006 to a net addition of EUR 2 million in 2007.
Leasing & Factoring
In Leasing & Factoring, underlying profit before tax slightly increased to EUR 220 million from EUR 214 million in 2006. Total income rose by 5.0%, or EUR 26 million, to EUR 542 million in 2007 from EUR 516 million in 2006, driven by volume growth in general leasing, car leasing and factoring, partly offset by lower margins. Operating expenses increased by 7.7%, or EUR 21 million, to EUR 295 million from EUR 274 million in 2006, mainly due to investments to grow the business. The addition to the loan loss provisions was 15 basis points of average credit-risk weighted assets in 2007, down from 18 basis points in 2006.
Financial Markets
Underlying profit before tax from Financial Markets decreased 30.5%, or EUR 155 million, to EUR 354 million from EUR 509 million in 2006, mainly due to the EUR 106 million in losses related to subprime (residential mortgage-backed securities) and monoline insurers in the proprietary trading and credit markets business in the fourth quarter of 2007. Total income decreased 11.2%, or EUR 136 million, to EUR 1,073 million in 2007 from EUR 1,209 million in 2006, mainly in the proprietary trading and credit markets business, partly offset by higher income from the client-related business within Financial Markets. Operating expenses increased 2.1%, or EUR 15 million, to EUR 715 million in 2007 from EUR 700 million in 2006. The addition to the loan loss provisions in 2007 was only EUR 4 million or 2 basis points of average credit-risk weighted assets compared with nil in 2006.
Other Wholesale products
Underlying profit before tax from the Other Wholesale products turned to a profit of EUR 57 million in 2007 from a loss of EUR 14 million in 2006, supported by higher results from Corporate Finance & Equity Markets as well as higher capital gains not allocated to the product groups, including the gain on the sale of stakes in the stock and derivatives exchanges in Sao Paulo.
ING Real Estate
Underlying profit before tax of ING Real Estate increased 5.2%, or EUR 33 million, to EUR 664 million in 2007 from EUR 631 million in 2006. Total income rose 11.7%, or EUR 129 million, to EUR 1,235 million in 2007 from EUR 1,106 in 2006, while operating expenses increased by 19.7%, or EUR 94 million, to EUR 570 million from EUR 476 million in 2006. Profit before tax of the Investment Management activities increased 13.9% to EUR 156 million supported by continued growth of the assets under management. The profit of the Investment Portfolio rose 31.2% to EUR 261 million reflecting higher realized gains and fair value changes on investments. Profit at the Finance activities increased 16.9% to EUR 214 million, driven by strong growth in the lending portfolio. Profit from Development declined to EUR 33 million from EUR 112 million in 2006 when profits included exceptionally high gains on the sale of completed projects.
Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total income decreased 2.3%, or EUR 139 million, to EUR 5,818 million in 2006 from EUR 5,957 million in 2005. The decrease was mainly attributable to EUR 89 million realized losses on divestments in 2006, Williams de Broë and Deutsche Hypothekenbank, compared with EUR 317 million in gains recognized on divestments in 2005, NMB Heller and Baring Asset Management. Excluding the impact of divestments income rose 7.4% or EUR 398 million. Interest income declined 6.4%, or EUR 186 million, to EUR 2,742 million in 2006 from EUR 2,928 million in 2005, due to divestments and pressure on margins. Commissions and other income rose by 1.6%, or EUR 47 million, to EUR 3,076 million in 2006 from EUR 3,029 million in 2005. Excluding divestments the increase was 20.3% or EUR 524 million, of which ING Real Estate contributed EUR 325 million or 47.9%, driven by growth in the investment management activities following the strong demand for property funds among institutional investors and a sharp improvement in results from the development activities.
Expenses
Operating expenses decreased slightly by EUR 11 million, to EUR 3,455 million in 2006 from EUR 3,466 million in 2005. Excluding the impact of divestments, in 2006 of Williams de Broë and Deutsche Hypothekenbank, operating expenses rose by EUR 166 million or 5.1%, next to EUR 15 million lower releases from employee benefit provisions (EUR 21 million in 2006 compared with EUR 36 million in 2005) due to EUR 79 million in compliance-related costs and the growth of ING Real Estate. The cost/income ratio almost remained steady 64.0% at the end of 2006 compared with 63.9% in 2005. Excluding the impact of divestments, the cost/income ratio improved to 58.6% from 59.8% in 2005.
The addition to the provision for loan losses was a net release of EUR 118 million in 2006 compared with a net release of EUR 108 million in 2005, due to the continued benign credit environment and the limited inflow of large new problem loans. Belgium was the only region which recorded an addition to loan loss provisions in 2006 of EUR 16 million, which was more than offset by releases in other regions. The net release equaled 7 basis points of average credit-risk-weighted assets in 2006, similar to 2005.
Profit before tax
Divestments in 2006 (Williams de Broë and Deutsche Hypothekenbank) resulted in losses of EUR 89 million, while gains on divestments in 2005 contributed EUR 317 million to profit before tax due to the sale of Baring Asset Management, as well as the gain on the NMB Heller transaction and Wholesale Banking’s part on the sale of ING Bank Slaski shares. Divested units contributed EUR 45 million to profit before tax in 2006, compared with a loss of EUR 17 million in 2005. Profit before tax decreased by 4.5%, or EUR 118 million, to EUR 2,481 million in 2006 from EUR 2,599 million in 2005.
Underlying profit before tax
Underlying profit before tax from Wholesale Banking rose by 9.8%, or EUR 226 million, to EUR 2,525 million in 2006 from EUR 2,299 million in 2005, driven by higher profits from General Lending & Payments and Cash Management, Leasing & Factoring and at ING Real Estate. Structured Finance continued to perform strong. Underlying profit before tax from Financial Markets declined to EUR 509 million from a very strong EUR 665 million in 2005. Despite the decline in profit, Financial Markets remains a big generator of profit within the Wholesale Banking line of business.
Wholesale Banking - 2006 Underlying Profit
before Tax by product

Note: Other Wholesale products EUR (14) million is excluded from the above table
General Lending & PCM
In General Lending & Payments and Cash Management (PCM), underlying profit before tax rose by 21.8%, or EUR 120 million, to EUR 670 million in 2006 from EUR 550 million in 2005, due to higher income and a decline in operating expenses. Total income increased by 2.2%, or EUR 37 million, to EUR 1,698 million in 2006 from EUR 1,661 million in 2005. Operating expenses decreased by 7.6%, or EUR 94 million, to EUR 1,135 million in 2006 from EUR 1,229 million in 2005. The decrease in expenses is partly caused by significant non-recurring costs in Germany in the first half of 2005. The net release from the loan losses provisions in 2006 was EUR 107 million, a decline of EUR 11 million compared with a net release of EUR 118 million in 2005.
Structured Finance
In Structured Finance, underlying profit before tax declined 3.4%, or EUR 18 million, to EUR 515 million in 2006 from EUR 533 million in 2005. Income increased 5.4%, or EUR 40 million, to EUR 784 million in 2006 from EUR 744 million in 2005. Operating expenses increased by 20.7%, or EUR 52 million, to EUR 303 million in 2006 from EUR 251 million in 2005, due to higher bonuses, investments for further growth and an increase in the number of employees. The net release from the provision for loan losses declined to EUR 34 million in 2006 from a net release of EUR 40 million in 2005.
Leasing & Factoring
Underlying profit before tax from Leasing & Factoring rose by 25.9%, or EUR 44 million, to EUR 214 million from EUR 170 million in 2005, driven by higher income and lower risk costs. Total income rose by 6.6%, or EUR 32 million, to EUR 516 million in 2006 from EUR 484 million in 2005, supported by the acquisition in 2006 of Autoplan in France and Appleyard in the UK. Operating expenses increased by 0.4% to EUR 274 million from EUR 273 million in 2005, as the impact of the acquisitions was largely offset by one-off items in 2005. The addition to the provision for loan losses was 18 basis points of average credit-risk weighted assets in 2006, down from 28 basis points in 2005.
Financial Markets
Underlying profit before tax from Financial Markets declined 23.5%, or EUR 156 million, to EUR 509 million from EUR 665 million in 2005. Total income decreased 6.4%, or EUR 82 million, to EUR 1,209 million in 2006 from EUR 1,291 million in 2005, as higher income from the client-related business was more than offset by a sharp drop in ALCO and Strategic Trading income. Operating expenses increased 11.8%, or EUR 74 million, to EUR 700 million from EUR 626 million in 2005, due to higher IT and project costs, an increase in staff numbers and higher bonuses due to the strong performance of the client-related business and market pressure. The addition to the loan loss provisions in both years was nil.
Other Wholesale products
Underlying profit before tax from the Other Wholesale products declined from a profit of EUR 32 million in 2005 to a loss of EUR 14 million in 2006, driven by EUR 79 million in compliance-related costs in 2006.
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
US GAAP
US GAAP profit before tax is EUR 291 million lower than IFRS-EU profit before tax of EUR 2,481 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR (125) million in 2006 compared to EUR (15) million in 2005 for differences in investment property valuation; EUR 11 million in 2006 compared to EUR (115) million in 2005 for differences in debt securities valuation; EUR (73) million in 2006 compared to EUR (3) million in 2005 for the reversal of IFRS-EU hedge accounting; EUR (30) million in 2006 compared to EUR 57 million in 2005 for the reversal of IFRS-EU fair value option; EUR (24) million in 2006 compared to EUR (6) million in 2005 for differences in expenses on employee benefits; and, EUR (30) million in 2006 compared to EUR (45) million in 2005 primarily related to the underlying IFRS-EU and US GAAP differences within the associates’ accounting for real estate. For an explanation of the differences between IFRS-EU and US GAAP please see Note 2.5. to the consolidated financial statements.
RETAIL BANKING

	Retail Banking
	2007	2006	2005
	(EUR millions)
Interest result	4,610	4,531	4,439
Commission income	1,389	1,250	1,141
Investment income	123	128	93
Other income	302	177	208

Total income	6,424	6,086	5,881

Operating expenses	4,469	3,990	3,906
Additions to the provision for loan losses	172	161	111

Total expenditure	4,641	4,151	4,017

Profit before tax	1,783	1,935	1,864
Gains/losses on divestments	(32)		(62)
Profit before tax from divested units
Special items	310

Underlying profit before tax	2,062	1,935	1,802

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total income increased by 5.6%, or EUR 338 million, to EUR 6,424 million in 2007 from EUR 6,086 million in 2006 as strong growth in most products helped offset the impact of challenging market conditions as inverse yield curves persisted and competition intensified for retail savings. Excluding the EUR 32 million gain on the divestment of RegioBank in 2007 and the EUR (4) million in special items related to the Retail Netherlands Strategy, underlying income rose 5.1%. The impact of composition changes in Retail Banking, like the transfer of mortgage portfolios from ING Insurance, the sale of RegioBank as well as the transfer from a SME portfolio in Poland from Wholesale to Retail Banking resulted in EUR 117 million additional income, against EUR 45 million in 2006. Excluding these composition changes and the EUR 44 million gain on the sale of Banksys shares in Belgium in 2006, income increased 4.7%.
Expenses
Operating expenses increased by 12.0%, or EUR 479 million, to EUR 4,469 million in 2007 from EUR 3,990 million in 2006. The increase is for EUR 307 million attributable to special items in 2007, of which EUR 295 million results from a provision and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank). Excluding these special items, operating expenses rose EUR 172 million or 4.3%, driven by investments to grow the business in Poland, India, Romania and the Private Banking activities in Asia. The cost/income ratio increased to 69.6% in 2007 from 65.6% in 2006. Excluding divestments and special items, the underlying cost/income ratio improved to 65.1% from 65.6%.
The addition to the provision for loan losses increased by 6.8%, or EUR 11 million, to EUR 172 million in 2007 from EUR 161 million in 2006. In the Netherlands the addition rose EUR 34 million to EUR 152 million, mainly due to provisions for an isolated SME lending portfolio. This was partly offset by decreases in Poland, ING Card and Belgium. The total addition equaled 16 basis points of average credit-risk-weighted assets in 2007 compared with 17 basis points in 2006.
Profit before tax and underlying profit before tax
Profit before tax decreased by 7.9%, or EUR 152 million, to EUR 1,783 million in 2007 from EUR 1,935 million in 2006. Divestments in 2007 contributed EUR 32 million to profit before tax, representing the capital gain from the sale of RegioBank. Special items, mainly the aforementioned provision and costs related to the Retail Netherlands Strategy, had a negative effect of EUR 310 million on profit before tax. Excluding divestments and special items, underlying profit before tax increased by EUR 127 million or 6.6%.
Retail Banking - 2007 Underlying Profit before Tax
by Geographic Region

(1)	Mainly ING Vysya Bank, Private Banking Asia, Romania, Ukraine and the stakes in Kookmin Bank and the Bank of Beijing
Netherlands
In the Netherlands, underlying profit before tax rose by 9.8%, or EUR 138 million, to EUR 1,548 million in 2007 from EUR 1,410 million in 2006, as volume growth in almost all products offset the impact of a flattening and in the second half of 2007 even inverse yield curve combined with the increasing competition for retail savings. The residential mortgage portfolio in the Netherlands grew by 16.8% to EUR 116.1 billion, supported by the EUR 11.5 billion transfer of portfolios from ING Insurance, partly offset by the sale of RegioBank. Also excluding the impact of these portfolio changes, underlying profit before tax rose by 8.1%, with income up 3.8%, while operating expenses were flat due to efficiency improvements and lower compliance costs. Risk costs increased to 20 basis points of average credit-risk-weighted assets from 17 basis points in 2006, due to a catch-up in provisions in an isolated SME lending portfolio.
Belgium
In Belgium, underlying profit before tax declined 28.7%, or EUR 137 million, to EUR 341 million in 2007 from EUR 478 million in 2006, due to 6.6% lower income and 3.4% higher expenses. The decline in income was next to a EUR 44 million gain of the sale of Banksys shares in 2006, mainly caused by margin pressure. Margins came under pressure as competition intensified, while customers shifted from variable savings to lower margin term deposits. Average retail balances grew by 10%. Operating expenses increased 3.4% partly caused by the impact of allocation refinements. Risk costs decreased from a net addition of 8 basis points of average credit-risk-weighted assets in 2006 to a net addition of 6 basis points in 2007.
Poland
In Poland, underlying profit before tax from the retail banking activities of ING Bank Slaski increased 124.5% to EUR 110 million in 2007 from EUR 49 million in 2006, driven by strong volume growth and partly due to the shift of SME companies from Wholesale Banking to Retail Banking. Excluding this shift profit before tax rose 94.7%, while income was up 31.0%, partly offset by 18.1% higher expenses due to strong business growth and investments in the franchise distribution network. Net releases from the loan loss provisions increased to EUR 12 million compared with a net release of EUR 5 million in 2006, reflecting the significant strengthening of credit risk management in Poland.

Other Retail Banking
The other retail banking activities posted an underlying profit before tax of EUR 63 million compared with a loss of EUR 2 million in 2006, mainly due to higher results in India and from the Private Banking activities in Asia as well as the high dividend received from Kookmin Bank. This was partly offset by higher investments in the greenfield franchises in Romania and Ukraine.
Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total income increased by 3.5%, or EUR 205 million, to EUR 6,086 million in 2006 from EUR 5,881 million in 2005, due to strong growth in almost all products, higher asset management fees and a capital gain on the sale of the stake in Banksys in Belgium. This was partially offset by the effect of the capital gain of EUR 62 million in 2005 on the sale of part of our stake in ING Bank Slaski, the impact of flattening yield curves, the continued low interest environment putting pressure on investment returns and a reclassification of payment expenses from operating expenses to funds transfer commission which had an effect of EUR 59 million.
Expenses
Operating expenses increased by 2.2%, or EUR 84 million, to EUR 3,990 million in 2006 from EUR 3,906 million in 2005, primarily due to EUR 85 million in compliance-related costs, EUR 38 million lower releases from employee benefit provisions and continued investments in Poland, India and Romania. The cost/income ratio improved to 65.6% in 2006 from 66.4% in 2005.
The addition to the provision for loan losses increased by 45.0%, or EUR 50 million, to EUR 161 million in 2006 from EUR 111 million in 2005, mainly due to Belgium, where in 2005 a net release of EUR 11 million was performed while in 2006 an addition of EUR 15 million was made, and Poland where in 2005 a net release of EUR 16 million was performed while in 2006 a net release of EUR 5 million was made. The addition equalled 17 basis points of average credit-risk-weighted assets in 2006 compared with 13 basis points in 2005.
Profit before tax
Divestments in 2005 contributed EUR 62 million to profit before tax, representing Retail Banking’s portion of the gain on the sale of a 12.8% stake in ING Bank Slaski in Poland, reducing ING’s stake to 75%. Including that item total profit before tax rose by 3.8%, or EUR 71 million, to EUR 1,935 million in 2006 from EUR 1,864 million in 2005.
Underlying profit before tax
Underlying profit before tax from Retail Banking increased by 7.4%, or EUR 133 million to EUR 1,935 million in 2006 from EUR 1,802 million in 2005, despite EUR 85 million compliance-related costs in 2006 and EUR 38 million lower releases from employee benefit provisions, driven by strong growth in most products, though partly offset by the impact of flattening yield curves.
Retail Banking - 2006 Underlying Profit before Tax
by Geographic Region

(1)	Other Retail banking EUR (2) million is excluded from the above table
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
US GAAP
US GAAP profit before tax is EUR 80 million lower than IFRS-EU profit before tax of EUR 1,932 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR 3 million in 2006 compared to EUR (76) million in 2005 for differences in debt securities valuation; EUR (28) million in 2006 compared to EUR 6 million in 2005 for the reversal of IFRS-EU hedge accounting; EUR (21) million in 2006 compared to EUR (21) million in 2005 for the reversal of IFRS-EU fair value option; and, EUR (40) million in 2006 compared to EUR (25) million in 2005 for differences in expenses on employee benefits. For an explanation of the differences between IFRS-EU and US GAAP please see Note 2.5. to the consolidated financial statements.
ING DIRECT

		ING Direct
	2007	2006	2005
	(EUR millions)
Interest result	1,932	2,148	1,905
Commission income	98	86	61
Investment income	53	20	36
Other income	113	35	32

Total income	2,196	2,289	2,034

Operating expenses	1,598	1,538	1,319
Additions to the provision for loan losses	68	60	85

Total expenditure	1,667	1,598	1,404

Profit before tax	530	691	630
Gains/losses on divestments		23
Profit from divested units		(20)	(13)

Underlying profit before tax	530	694	617

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total income decreased by 4.0%, or EUR 93 million, to EUR 2,196 million in 2007 from EUR 2,289 million in 2006, as the increases in commission income, investment income (including realized gains on bonds) and other income (including realized gains on loans) could only partly offset the EUR 216 million lower interest result. The decrease in the interest result is mainly driven by the narrowing of the interest margin to 0.75% from 0.89% in 2006 as a result of higher central bank rates in the Euro, British pound and Australian currency zones and the intensified competition for retail funds. The total client retail balance in 2007 grew EUR 27.7 billion or 9.8%, to EUR 310.1 billion at year-end, including EUR 5.3 billion from add-on acquisitions in the fourth quarter.

The EUR 5.3 billion consists of a EUR 3.9 billion mortgage portfolio acquired by ING-DiBa in Germany and EUR 1.4 billion in off-balance sheet funds following the acquisition of Sharebuilder Corporation in the United States. Commission income increased due to further growth in off-balance sheet funds. Investment and other income was up EUR 111 million, supported by higher gains on the sale of bonds and loans and increased net trading income. This was in part offset by an EUR 29 million impairment on asset-backed commercial paper in Canada in the fourth quarter of 2007. The divestment of Degussa Bank at the end of 2006 had a negative effect on income of EUR 56 million, including the loss of EUR 23 million on the sale. Excluding the divestment, underlying income decreased EUR 37 million, or 1.7%.
Expenses
Operating expenses rose by 3.9%, or EUR 60 million, to EUR 1,598 million in 2007 from EUR 1,538 million in 2006. Excluding the EUR 56 million expenses of the divested Degussa Bank in 2006, underlying operating expenses increased by 7.8%, or EUR 116 million, to EUR 1,598 million, reflecting higher staff numbers to drive the growth in mortgages and payments accounts, preparations for the launch of ING Direct in Japan, the consolidation of Sharebuilder in the US, as well as costs for repositioning the UK business. The underlying cost/income ratio increased to 72.8% in 2007 from 66.4% in 2006. The operational cost to client retail balance ratio, which excludes marketing expenses, rose to 0.37% compared with 0.36% in 2006. The number of full-time staff increased to 8,883 at the end of 2007 from 7,565 a year earlier.
The addition to the provision for loan losses increased by 13.3%, or EUR 8 million, to EUR 68 million in 2007 from EUR 60 million in 2006. The addition equalled 9 basis points of average credit-risk-weighted assets, up from 7 basis points in 2006.
Profit before tax
Profit before tax from ING Direct declined by 23.4%, or EUR 161 million, to EUR 530 million in 2007 from EUR 691 million in 2006, primarily driven by a narrowing of the interest margin, the outflow of funds entrusted in the UK and an impairment in Canada.
Underlying profit before tax
Profit before tax from ING Direct in 2006 included a loss of EUR 23 million on the sale of Degussa Bank, while the operating profit from Degussa Bank was EUR 20 million. Excluding both the loss and the profit, ING Direct’s underlying profit before tax declined by 23.6%, or EUR 164 million, to EUR 530 million from EUR 694 million in 2006.
Country developments
ING Direct’s overall profit was driven by the business units in Germany, Australia, US, Spain, Italy and France. In the UK, ING Direct posted a pre-tax loss of EUR 120 million compared with a profit of EUR 19 million in 2006. The decrease is mainly caused by a 39% net outflow of funds entrusted from rate-sensitive customers as it lagged rate increases by the Bank of England. Measures have been taken to reposition the business. Savings rates were increased and marketing has been stepped up to attract less rate-sensitive customers. Profit before tax in ING Direct Canada declined to breakeven from EUR 60 million in 2006. This was next to lower interest results caused by an impairment of EUR 29 million on asset-backed commercial paper investments in the fourth quarter of 2007. In Austria, results are still negative as the market is highly competitive. The loss decreased to EUR 9 million from EUR 22 million.
ING Direct - 2007 Underlying Profit before Tax by
Geographic Region
UK EUR (120) million, Austria EUR (9) million and Japan EUR (22) million are excluded from the above table!

Year ended December 31, 2006 compared to year ended December 31, 2005
Income
Total income rose by 12.5%, or EUR 255 million, to EUR 2,289 million in 2006 from EUR 2,034 million in 2005, mainly driven by a 12.8% increase in the interest result due to the continued strong growth in funds entrusted and residential mortgages. The total interest margin in 2006 narrowed to 0.89% from 0.93% in 2005, mainly due to the flattening of the yield curves and the strategic decision to maintain competitive rates offered to clients across all markets.
Expenses
Operating expenses rose by 16.6%, or EUR 219 million, to EUR 1,538 million in 2006 from EUR 1,319 million in 2005, reflecting investments to support long-term value creation of the business. The cost/income ratio increased from 64.8% in 2005 to 67.2% in 2006, mainly as a result of a lower income margin and additional staff being hired to keep pace with commercial growth, particularly in mortgages. The operational cost base (excluding marketing expenses) in 2006 was 0.41% of total assets compared with 0.40% in 2005, due to investments in mortgages. Marketing expenses increased 15.6% to support the strong growth in both savings and mortgages. The number of full-time employees at the end of the year 2006 rose to 7,638 from 6,964 at the end of the year 2005, to keep pace with strong commercial growth, especially in Italy, the U.S. and Spain.
The addition to the provision for loan losses decreased by 29.4%, or EUR 25 million, to EUR 60 million in 2006 from EUR 85 million in 2005. The addition equalled 7 basis points of average credit-risk-weighted assets, down from 14 basis points in 2005 due to an improvement in loss given defaults.
Profit before tax
Profit before tax from ING Direct rose by 9.7%, or EUR 61 million, to EUR 691 million in 2006 from EUR 630 million in 2005, primarily driven by the continued strong growth in the euro zone (Germany, France, Spain and Italy) and in the United Kingdom. This increase was partially offset by declines in the US and Canadian operations profit before tax mainly due to the flattening of the yield curves and the strategic decision to maintain competitive rates offered to clients.
Underlying profit before tax
Profit before tax from ING Direct in 2006 includes a loss of EUR 23 million on the sale of Degussa Bank. Excluding this loss and the operating profit of EUR 20 million from Degussa Bank in 2006 and the operating profit of EUR 13 million from Degussa Bank in 2005, ING Direct’s underlying profit before tax increased by 12.5%, or EUR 77 million, to EUR 694 million from EUR 617 million in 2005.
Country developments
ING Direct’s overall profit growth was driven mainly by the business-units in Germany, UK which posted profits for the first time in the first quarter of 2006, France, Italy and Spain. This reflects the impact of client rate adjustments in most of these countries and continued strong commercial growth. In the UK, ING Direct saw a slow down of growth in savings after its rates dropped below the official interest rate of the Bank of England. ING Direct’s German business-unit ING-DiBa sold Degussa Bank at the end of 2006, in line with its strategy to focus on its core direct banking activities. Excluding the impact of the divestment of Degussa Bank, ING DiBa’s underlying profit before tax increased to EUR 332 million from EUR 257 million in 2005. In the U.S., profit before tax declined to EUR 85 million from EUR 156 million in 2005, and in Canada profit before tax declined to EUR 62 million from EUR 73 million last year, in both cases due to an environment of higher interest rates for clients, inverse yield curve developments and increased competition.
ING Direct - 2006 Underlying Profit before Tax by
Geographic Region
Austria EUR (22) million is excluded from the above table

US GAAP
US GAAP profit before tax is EUR 40 million higher than IFRS-EU profit before tax of EUR 694 million in 2006. The difference between US GAAP and IFRS-EU profit before tax in 2006 is primarily attributable to EUR 206 million in 2006 compared to EUR 20 million in 2005 for differences in debt securities valuation; and, EUR (181) million in 2006 compared to EUR (98) million in 2005 for the reversal of IFRS-EU hedge accounting. For an explanation of the differences between IFRS-EU and US GAAP please see Note 2.5. to the consolidated financial statements.

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
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2007 was EUR 14,709 million, December 31, 2006 EUR 12,376 million and at December 31, 2005 EUR 11,095, respectively. The EUR 14,709 million of debt outstanding at December 31, 2007 consisted of EUR 988 million principal amount of 7.375% perpetual debt securities issued in October, 2007, EUR 690 million principal amount of 6.375% perpetual debt securities issued in June, 2007, EUR 1,014 million principal amount of 8.439% perpetual debt securities issued in December 2000, EUR 529 million principal amount of 7.05% perpetual debt securities issued in July 2002, EUR 726 million principal amount of 7.20% perpetual debt securities issued in December 2002, EUR 682 million principal amount perpetual debt securities with a variable interest rate issued in June 2003, EUR 330 million principal amount of 6.20% perpetual debt securities issued in October 2003, EUR 937 million principal amount perpetual debt securities with a variable interest rate issued in 2004, EUR 497 million principal amount of 4.176% perpetual debt securities issued in 2005, EUR 462 million principal amount of 6.125% perpetual debt securities issued in 2005, EUR 674 million principal amount of 5.775% perpetual debt securities issued in 2005, EUR 810 million principal amount of 5.14% perpetual debt securities issued in 2006 and EUR 6,370 million debentures. The details with respect to the debentures are as follows:

			Balance sheet
Interest rate (%)	Year of issue	Due date	value
(EUR millions)
4.699	2007	June 1, 2035	117
4.75	2007	May 31, 2017	1,761
variable	2006	June 28, 2011	744
variable	2006	April 11, 2016	1,009
4.125	2006	April 11, 2016	744
6.125	2000	January 4, 2011	998
5.5	1999	September 14, 2009	997

			6,370
At December 31, 2007, 2006 and 2005, ING Groep N.V. also owed EUR 55 million, EUR 35 million and EUR 991 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR
55 million owed by ING Groep N.V. to ING Group companies at December 31, 2007, EUR 55 million was owed to ING Insurance companies, EUR 0 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.
At December 31, 2007, 2006 and 2005, ING Groep N.V. had EUR 162 million, EUR 103 million and EUR 5 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 5,900 million, EUR 3,450 million and EUR 2,296 million in 2007, 2006 and 2005, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 4,600 million, EUR 1,650 million and EUR 1,595 million were received from ING Insurance in 2007, 2006 and 2005, respectively; EUR 1,300 million, EUR 1,800 million and EUR 700 million were received from ING Bank in 2007, 2006 and 2005 respectively, and for 2007 EUR 0 million was received from other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 0 million, EUR 563 million and EUR 0 million in 2007, 2006 and 2005, respectively, of the amounts paid to the Company, EUR 563 million and EUR 0 million were received from ING Bank in 2006 and 2005, respectively and EUR 0 million in 2007 from other ING Group companies. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
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
ING Group Consolidated Cash Flows
ING’s Risk Management, including liquidity, is discussed in Risk Management of Note 2.1 to the consolidated financial statements.
Year ended December 31, 2007 compared to year ended December 31, 2006
Net cash provided by operating activities amounted to EUR 11,708 million for the year ended December 31, 2007, an increase of 22.3% compared to EUR 9,570 million for the year ended December 31, 2006. This increase was mainly due to trading assets/trading liabilities, a lower cash flow from customer deposits and other funds on deposit due to less funds by large customers as well as, on balance, from amounts due to/from banks not available on demand. The cash flow generated through the provisions for insurance and investment contracts of EUR 26,494 million and through the customer deposits and other funds on deposit of the banking operations of EUR 28,640 million. The cash outflow employed in lending increased from a cash flow of EUR 59,800 million in 2006 to a cash outflow of EUR 75,501 million in 2007.
Net cash used in investment activities in 2007 was EUR 13,933 million, compared to EUR 31,320 million in 2006. The increase was mainly caused by higher disposals and redemptions of available-for-sale investments.
Net cash flow from financing activities was EUR (12,831) million in 2007, compared to EUR 17,005 million in 2006. The decrease of EUR 29,836 million in net cash flow from financing activities is mainly due to a higher repayments of borrowed funds and debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2007 of EUR (16,811) million, compared to EUR (1,795) million at year-end 2006, a decrease of EUR 15,016 million from 2006 levels, mainly reflected in a decrease in amounts due from/to banks, as well as higher balances of borrowed funds and debt securities.

	2007	2006	2005
	(EUR millions)
Treasury bills and other eligible bills	4,130	4,333	11,572
Amounts due from/to banks	(33,347)	(20,454)	(21,321)
Cash and balances with central banks	12,406	14,326	13,084

Cash and cash equivalents at end of year	(16,811)	(1,795)	3,335

Year ended December 31, 2006 compared to year ended December 31, 2005
Net cash provided by operating activities amounted to EUR 9,570 million for the year ended December 31, 2006, a decrease of 71.8% compared to EUR 34,089 million for the year ended December 31, 2005. This decrease was mainly due to a lower cash flow from customer deposits and other funds on deposit as well as on balance from amounts due to/from banks not available on demand. The cash flow generated through the provisions for insurance and investment contracts of EUR 17,689 million and through the customer deposits and other funds on deposit of the banking operations of EUR 47,521 million was to a large extent used for the lending and investment portfolios. The cash flow employed in lending decreased from a cash flow of EUR 62,709 million in 2005 to a cash outflow of EUR 59,800 million in 2006, reflecting the growth of the mortgage portfolio and corporate lending both inside and outside the Netherlands, partly offset by a decline of loans to public authorities.
Net cash used in investment activities in 2006 was EUR 31,320 million, compared to EUR 50,305 million in 2005. The decrease was mainly caused by higher disposals and redemptions of available-for-sale investments.

Net cash flow from financing activities was EUR 17,005 million in 2006, compared to EUR 6,971 million in 2005. The increase of EUR 10,034 million in net cash flow from financing activities is mainly due to a higher balance of proceeds from repayments of borrowed funds and debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2006 of EUR (1,795) million, compared to EUR 3,335 million at year-end 2005, a decrease of EUR 5,130 million from 2005 levels, mainly reflected in a decrease in amounts due from/to banks, as well as higher balances of borrowed funds and debt securities.
ING Insurance Cash Flows
The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments. See “Risk Management” of Note 2.1 to the consolidated financial statements.
Year ended December 31, 2007 compared to year ended December 31, 2006
Premium income and Investment and Other income totaled EUR 46,818 million and EUR 13,488 million in 2007, and EUR 46,834 million and EUR 11,172 million in 2006. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 48,833 million, EUR 5,515 million and EUR 1,326 million in 2007 and EUR 48,188 million, EUR 5,275 million and EUR 1,233 million in 2006.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 3,115 million at December 31, 2007 and EUR 3,017 million at December 31, 2006.

	2007	2006
	(EUR millions)
Cash and bank balances	2,648	2,683
Short term deposits	467	334

Total	3,115	3,017

Net cash provided by operating activities was EUR 23,118 million in 2007 and EUR 13,769 million in 2006.
Net cash used by ING Insurance in investment activities was EUR 15,072 million in 2007 and EUR 12,798 million in 2006.
Cash provided by ING Insurance’s financing activities amounted to EUR (7,941) million and EUR (485) million in 2007 and 2006, respectively.
Year ended December 31, 2006 compared to year ended December 31, 2005
Premium income and Investment and Other income totaled EUR 46,834 million and EUR 11,172 million in 2006, EUR 45,758 million and EUR 10,299 million in 2005. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 48,188 million, EUR 5,275 million and EUR 1,233 million in 2006 and EUR 47,120 million, EUR 5,194 million and EUR 1,100 million in 2005.

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
Net cash provided by operating activities was EUR 13,769 million in 2006 and EUR 18,151 million in 2005.
Net cash used by ING Insurance in investment activities was EUR 12,798 million in 2006 and EUR 20,554 million in 2005.
Cash provided by ING Insurance’s financing activities amounted to EUR (485) million and EUR 2,794 million in 2006 and 2005, respectively.
Capital Base Margins and Capital Requirements
In the United States, since 1993, insurers, including the companies comprising ING Insurance U.S. operations, have been subject to risk-based capital (“RBC”) guidelines. (see Item 4, “Information on the Company — Regulation and Supervision — Insurance — Americas.”)
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
Year ended December 31, 2007 compared to year ended December 31, 2006
At December 31, 2007 and 2006, ING Bank had EUR (19,389) million and EUR (4,352) million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to a large change in overnight funding (contracts with a maturity of one day) from non bank financial institutions to banks.
The EUR 6,753 million decrease in ING Bank’s operating activities, consisting of EUR 9,207 million cash outflow for the year ended December 31, 2007, compared with a EUR 2,454 million cash outflow for the year ended December 31, 2006, was largely attributable to the liquidity crisis. Non-bank financial institutions demanded higher rates for the short term funding. Consequently ING decided to switch to the cheaper inter-bancaire market to maintain or improve interest margins. This change has major impact on the Cash position in the Cash Flow Statement because short-term inter-bancaire funding is deducted from the Cash position while short term funding from non-banks is not deducted. The negative impact on the Cash position amounts to EUR 10.6 billion. In addition to the overnight contracts , the repurchase agreements or Repos and Reverse Repos had a negative impact on cash at the end of the period of respectively EUR 5.8 billion
Specification of cash position (EUR millions):

	2007	2006	Change
	(EUR millions)
Cash	9,829	11,769	(1,940)
Short dated Government Paper	4,130	4,333	(203)
Banks on demand	19,655	16,164	3,491

Cash Balance and cash equivalents	33,614	32,266	1,348
Overnight deposits	(25,871)	(15,240)	(10,631)

Repos/Reverse repo’s	(27,132)	(21,378)	(5,754)

Cash Balance and cash equivalents (including Repro\Reverse Repro)	(19,389)	(4,352)	(15,037)

Net cash generated from investment activities was EUR 1,526 million cash inflow and EUR 19,132 million cash outflow in 2007 and 2006, respectively. Investment in interest-earning securities was EUR 95,546 million and

EUR 106,902 million in 2007 and 2006, respectively. Dispositions and redemptions of interest-earning securities was EUR 101,119 million and EUR 91,247 million in 2007 and 2006, respectively. In 2007 ING acquired the Oyak Bank which led to a cash outflow of EUR 1,830 million.
Net cash outflow from financing activities in 2007 amounted to EUR 7,403 million compared to a cash inflow of EUR 16,372 million in 2006, as ING ended the securitization programs of SIMBA and Mane.
The operating, investment and financing activities described above resulted in a negative net cash flow of EUR 15,084 million in 2007 and a negative net cash flow of EUR 5,214 million in 2006.
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
Net cash inflow from financing activities amounted to EUR 16,372 million and EUR 2,759 million in 2006 and 2005, respectively.
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
The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007	2006	2005
	(EUR million, other than percentages)
Risk-Weighted Assets	402,727	337,926	319,653
Consolidated group equity:
Tier 1 Capital	29,772	25,784	23,408
Tier 2 Capital	14,199	12,367	11,605
Tier 3 Capital	0	330	363
Supervisory deductions	(2,407)	(1,250)	(650)

Total qualifying capital	41,564	37,230	34,726

Tier 1 Capital Ratio	7,39%	7.63%	7.32%
Total Capital Ratio (Tier 1, 2 and 3)	10,32%	11.02%	10.86%
ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

Adjusted Capital
ING calculates certain capital ratios on the basis of “adjusted capital”. Adjusted capital differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. Adjusted capital for 2007 and 2006 is reconciled to shareholders’ equity as follows:

	2007	2006
	(EUR million)
Shareholders’ equity	37,208	38,266
Group hybrid capital	8,620	7,606
Revaluation reserves debt securities and other	(963)	(3,352)

Adjusted capital	44,865	42,520

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.
“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities of EUR 1,895 million in 2007 and EUR (1,709) million in 2006, the cash flow hedge reserve of EUR (438) million in 2007 and EUR (1,357) million in 2006 and capitalized goodwill of EUR (2,420) million in 2007 and EUR (286) million in 2006.
ING uses adjusted capital in calculating its debt/equity ratio, which is a key measure in ING’s capital management process. The debt/equity ratio based on adjusted capital is used to measure the leverage of ING Group and ING Insurance. The target and actual debt/equity ratio based on adjusted capital are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted capital for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:
•	adjusted capital is calculated based on the criteria in the capital model that is used by Standard and Poor’s to measure, compare and analyze capital adequacy and leverage for insurance groups, and the level of our adjusted capital may thus have an impact on the S& P ratings for the Company and its operating insurance subsidiaries;

•	ING believes its Standard and Poor’s financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, and accordingly are important to the operations and prospects of our insurance operating subsidiaries, and a major distinguishing factor vis-à-vis our competitors and peers; and

•	adjusted capital is also a measure used by regulatory authorities to measure and monitor the safety and soundness of our insurance subsidiaries, and in the event that our adjusted capital levels are insufficient we can expect regulatory scrutiny, including requirements for additional capital or restrictions on our business.
To the extent our debt/equity ratio (based on adjusted capital) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted capital, the debt/equity ratio of ING increased to 9.5% in 2007, from 9.0% in 2006. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2006 has been in the range of 19.9% to 9.0% and has declined consistently during this period as a result of capital management action and favorable equity markets. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. ING has targeted a 10% debt/equity ratio for ING Group during 2007. This target is reviewed at least once a year and approved by the Executive Board. During the yearly review many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements
See Note 26 of Note 2.1 to the consolidated financial statements.

		Less	More
		than	than
	Total	one	one
	2007	year	year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	181	171	10
Commitments concerning fixed-interest securities	2,436	2,189	247
Guarantees	173		173
Other	1,860	1,189	671

Banking operations
Contingent liabilities in respect of:
- discounted bills	1		1
- guarantees	19,018	10,862	8,156
- irrevocable letters of credit	11,551	10,160	1,391
- other	350	263	87

Irrevocable facilities	100,707	50,337	50,370

Total	136,277	75,172	61,105

Contractual obligations
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2007:

	Payment due by period
		Less			More
		than	1-3	3-5	than
	Total	1 year	years	years	5 years
2007	(EUR millions)
Operating lease obligations	1,269	213	391	326	339
Subordinated loans of Group Companies	13,663	66	1,594	2,061	9,942
Preference shares of group companies	1,014				1,014
Debenture loans	66,995	42,386	7,370	7,418	9,821
Loans contracted	9,454	4,791	2,360	1,019	1,284
Loans from Credit Institutions (1)	2,927	1,340	355	447	785
Insurance obligations (1)	218,859	10,587	14,367	17,281	176,354

Total	314,181	59,653	26,437	28,552	199,539

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at December 31, 2007.
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
Candidates for appointment to the Supervisory Board must comply with the reliability requirements set out in the Wet financieel toezicht (Dutch Financial Supervision Act).
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
Function of the Supervisory Board and its committees
The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the company and its business, as well as to provide advice to the Executive Board. The Supervisory Board has three standing committees: the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. The organization, powers and modus operandi of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. These charters are available on the ING Group website (www.ing.com). A short description of the duties for the three Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors.
The Remuneration and Nomination Committee advises the Supervisory Board amongst others on the composition of the Supervisory Board and Executive Board, on the compensation packages of the members of the Executive Board and on stock-based compensation programs for top senior management, including the Executive Board.
The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting of this in the Annual Report and to the General Meeting of Shareholders, and advises the Supervisory Board on improvements.
Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. The profile was submitted for discussion to the annual General Meeting of Shareholders in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).
In view of their experience and the valuable contribution that former members of the Executive Board can make to the Supervisory Board, it has been decided, taking into account the size of the Supervisory Board and ING’s wide range of activities, that such individuals may become members of the Supervisory Board of ING Group. There is, however, a restriction in that only one in every five other members of the Supervisory Board may be a former member of the Executive Board. In addition, this member must wait at least one year after resigning from the Executive Board before becoming eligible for appointment to the Supervisory Board. Former members of the Executive Board are not eligible for appointment to the position of chairman of the Supervisory Board. After being appointed to the Supervisory Board, a former member of the Executive Board may also be appointed to one of the Supervisory Board’s committees. However, appointment to the position of chairman of a committee is only possible if the individual in question resigned from the Executive Board at least four years prior to such appointment.

Reappointment of Supervisory Board members
Members of the Supervisory Board will resign from the Supervisory Board at the annual General Meeting of Shareholders held in the calendar year in which they will complete the fourth year after their most recent reappointment. As a general rule, they shall also resign at the annual General Meeting of Shareholders in the year in which they attain the age of 70 and shall not be reappointed. The schedule for resignation by rotation is available on the ING Group website (www.ing.com). Members of the Supervisory Board may as a general rule be reappointed for two four-year terms, based on a proposal from the Supervisory Board to the General Meeting of Shareholders.
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
Independence
Annually, the Supervisory Board members are requested to assess whether the criteria of dependence of the Tabaksblat Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, except Piet Hoogendoorn, are to be regarded as independent as of 31 December 2006. Members of the Supervisory Board to whom the dependence criteria of the Tabaksblat Code do not apply and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.
Remuneration and share ownership
The remuneration of the members of the Supervisory Board is set by the General Meeting of Shareholders and is not dependent on the results of the company. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the company for long-term investment purposes. Transactions by Supervisory Board members in ING Group shares and depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the ING Group website (www. ing.com).
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V.
Cor A.J. Herkströter, chairman (until January 1, 2008)
(Born 1937, Dutch nationality, male; appointed in 1998, retirement on January 1, 2008)
Chairman of the Remuneration and Nomination Committee and the Corporate Governance Committee (until 1 January 2008). Former president of Royal Dutch Petroleum Company and chairman of the Committee of Managing Directors, Royal Dutch/Shell Group. Other business activities: chairman of the Supervisory Board of Koninklijke DSM N.V. (listed company). Member of the Advisory Committee, Robert Bosch GmbH. Chairman of the Social Advisory Council, Tinbergen Institute. Emeritus Professor of International Management, University of Amsterdam. Chairman of the Advisory Committee Royal NIVRA (Netherlands Institute of Chartered Accountants). Member Committee Capital Market, Authority Financial Markets, Amsterdam.
Jan H.M. Hommen (chairman from January 1, 2008)
(Born 1943, Dutch nationality, male; appointed in 2005, term expires in 2009)
Chairman of the Audit Committee until January 1, 2008; member of the Audit Committee until January 24, 2008. Chairman of the Remuneration and Nomination Committee and the Corporate Governance Committee (from January 1, 2008). Former vice-chairman and CFO of the Board of Management of Royal Philips Electronics. Other business activities: chairman of the Supervisory Board of each of Reed Elsevier and TNT N.V. (listed companies). Chairman of the Supervisory Board of each of Academisch Ziekenhuis Maastricht (hospital) and TiasNimbas Business School. Member of the Supervisory Board of Campina BV.
Eric Bourdais de Charbonnière, vice-chairman
(Born 1939, French nationality, male; appointed in 2004, term expires in 2008)
Member of the Remuneration and Nomination Committee and the Corporate Governance Committee. Former managing director of JP Morgan France and chief financial officer of Michelin. Other business activities: chairman of the Supervisory Board of Michelin and member of the Supervisory Board of Thomson (listed companies). Member of the Supervisory Board of each of Oddo et Cie, American Hospital of Paris and Associés en Finance.
Henk W. Breukink
(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2011)
Member of the Corporate Governance Committee (from January 24, 2008). Former managing director of F&C and country head for F&C Netherlands (asset management firm). Vice-chairman of VastNed Offices/Industrial (real estate fund) and non-executive director of F&C hedge funds, Ireland (listed companies). Other business activities: non-executive director of Heembouw Holding B.V. and B&S Vastgoed Nederland NV.
Peter A.F.W. Elverding
(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2011)
Member of the Audit Committee (from January 24, 2008). Former chairman of the Managing Board of Directors of Royal DSM N.V. and former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch Central Bank). Other business activities: chairman of the Supervisory Board of Océ N.V. (listed company). Member of the Supervisory Board of SHV Holdings N.V. Chairman of the Supervisory Board of Maastricht University and member of the Supervisory Board of the cross-border University of Limburg.
Luella Gross Goldberg
(Born 1937, American nationality, female; appointed in 2001, retirement in 2008)
Member of the Remuneration and Nomination Committee and the Corporate Governance Committee (until 24 January 2008). Former member of the Board of Directors of ReliaStar Financial Corp. Other business activities: member of the Supervisory Board of each of TCF Financial Corporation, Hormel Foods Corporation and Communications Systems Inc. (listed companies). Member of the Advisory Board of Carlson School of Management, University of Minnesota. Member of the Supervisory Board of the Minnesota Orchestra. Member (emerita) of the Board of Trustees, Wellesley College. Member of the Board of Trustees, University of Minnesota Foundation.
Claus Dieter Hoffmann
(Born 1942, German nationality, male; appointed in 2003, term expires in 2011)
Member of the Audit Committee (until January 24, 2008). Member of the Corporate Governance Committee (from January 24, 2008). Former chief financial officer of Robert Bosch GmbH. Other business activities: managing partner of H+H Senior Advisors, Stuttgart. Chairman of the Supervisory Board of EnBW AG (listed company). Member of the Supervisory Board of Bauerfeind AG and de Boer Structures Holding B.V. Chairman of the Charlottenklinik Foundation (hospital). Chairman of the Board of Trustees (Vereinigung der Freunde) of Stuttgart University.
Piet Hoogendoorn
(Born 1945, Dutch nationality, male; appointed in 2007, term expires in 2011)
Member of the Audit Committee (from January 24, 2008). Former chairman of the Board of Directors of Deloitte Touche Tohmatsu and CEO of Deloitte in the Netherlands. Former chairman of Royal NIVRA (Netherlands Institute of Chartered Accountants).
Piet C. Klaver
(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2010)
Member of the Remuneration and Nomination Committee (from January 24, 2008). Former chairman of the Executive Board of SHV Holdings N.V. Other business activities: member of the Supervisory Board of SHV Holdings N.V., Jaarbeurs Holding B.V. and Dura Vermeer Groep N.V. Chairman of the Supervisory Board of Dekker Hout Groep B.V. Chairman of the Board of African Parks Foundation. Chairman of the Supervisory Board of Utrecht School of the Arts.
Wim Kok
(Born 1938, Dutch nationality, male; appointed in 2003, term expires in 2010)
Member of the Audit Committee; chairman of the Audit Committee from 1 January 2008. Former Minister of Finance and Prime Minister of the Netherlands. Other business activities: non-executive member of the Board of Directors of Royal Dutch Shell plc, member of the Supervisory Board of TNT N.V. (listed companies). Member of the Supervisory Board of KLM Royal Dutch Airlines. Chairman of the Supervisory Board of the Anne Frank Foundation, Amsterdam. Chairman of the Supervisory Board of the Nationale Ballet, Amsterdam. Member of the Supervisory Board of Het Muziektheater, Amsterdam. Member of the Supervisory Board of the Rijksmuseum, Amsterdam. Chairman of the Supervisory Board of the Netherlands Cancer Institute — Antoni van Leeuwenhoek Hospital. Member of the Board of Start Foundation.

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
Karel Vuursteen
(Born 1941, Dutch nationality, male; appointed in 2002, term expires in 2010)
Member of the Remuneration and Nomination Committee (from January 24, 2008). Former chairman of the Executive Board of Heineken N.V. Other business activities: member of the Supervisory Board of each of Akzo Nobel N.V., TomTom N.V. and Henkel KGaA (listed companies). Member of the Board of Directors of Heineken Holding N.V. Member of the Advisory Board of CVC Capital Partners. Chairman of World Wild Life Fund Netherlands and The Concertgebouw Fund Foundation. Member of the Supervisory Board of Nyenrode Foundation.
Changes in the composition
Cor Herkströter retired from the Supervisory Board on January 1, 2008. Luella Gross Goldberg will retire after the 2008 annual General Meeting of Shareholders. Wim Kok will reach the age of 70 in 2008 but, having been appointed chairman of the Audit Committee, will remain in office one extra year to ensure a balanced composition of the Supervisory Board. He will retire after the 2009 annual General Meeting of Shareholders.
At the 2008 annual General Meeting of Shareholders four new candidates will be proposed for appointment: Joan Spero, Harish Manwani, Aman Mehta and Jackson Tai.
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
Candidates for appointment to the Executive Board must comply with the expertise and reliability requirements set out in the Wet financieel toezicht (Dutch Financial Supervision Act).
Members of the Executive Board may be suspended or dismissed at any time by a majority resolution at the General Meeting of Shareholders. A resolution to suspend or dismiss members of the Executive Board that has not been introduced by the Supervisory Board needs the support of at least one-third of the issued capital.
Function of Executive Board
The Executive Board is responsible for the management of the company, which includes being responsible for achieving the company’s aims and for the company’s results, as well as for determining the company’s strategy and policy. It also includes the day-to-day management of the company and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct). The organization, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the ING Group website (www.ing.com).
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

Ancillary positions/Conflicting interests

To avoid potential conflicts of interest, ING Group has a policy that members of its Executive Board do not accept corporate directorships with listed companies outside ING. The only exception is currently Jacques de Vaucleroy, who is on the Board of Directors of Delhaize Group in Belgium. He held this position prior to his appointment to the Executive Board of ING Group.
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
MEMBERS OF EXECUTIVE BOARD OF ING GROEP N.V.
Michel J. Tilmant, chairman
(Born 1952, Belgian nationality; male; appointed in 1998, contractual retirement date 2012)
Michel Tilmant graduated from Louvain University with a Licence in Business Administration. He is also a graduate of Louvain School for European Affairs. He started his career with Morgan Guaranty Trust Company in New York. In 1992 he joined Bank Brussels Lambert, where he was appointed chairman of the Executive Board in 1997. After the acquisition of BBL by ING in 1998, Michel Tilmant was appointed vice-chairman in May 2000. He was appointed chairman in April 2004. Five Group staff departments report directly to Michel Tilmant: Corporate Legal Department, Corporate Human Resources, Corporate Development, Corporate Communications & Affairs and Corporate Audit Services.
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
Dick H. Harryvan
(Born 1953, Dutch nationality, male; appointed in 2006, term expires in 2010)
Dick Harryvan graduated from the Erasmus University Rotterdam with a master’s degree in Business Economics, majoring in finance. He joined ING as a management trainee at Nationale-Nederlanden in 1979. Before his appointment to the Executive Board in 2006, he held various management positions in the United States, Canada and the Netherlands, where he was lastly chief financial officer/chief risk officer and member of the Global Management Team of ING Direct. Dick Harryvan is responsible for ING Direct.
John C.R. Hele, CFO
(Born 1958, Canadian nationality, male; appointed in 2007, term expires in 2011)
John Hele graduated from the University of Waterloo, Canada, in 1980 with a bachelor’s degree in Mathematics. He joined ING in 2003. Before he joined the Executive Board John Hele has been deputy chief financial officer of ING Group since 2006. Prior to assuming this role, he was the general manager and chief insurance risk officer responsible for global insurance risk management and also functioned as the Group actuary. Before joining ING, John Hele held various positions at Crown Life in Canada, Merrill Lynch in the United States and at Worldinsure, Bermuda. He is responsible for Group Capital Management, Group Tax, Group Finance and Control, Group Finance Bank and Group Finance Insurance.
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

Tom J. McInerney
(Born 1956, American nationality, male; appointed in 2006, term expires in 2010)
Tom McInerney has a bachelor’s degree from Colgate University (Hamilton, New York) and an MBA from the Tuck School of Business, Dartmouth College (Hanover, New Hampshire). He started his career in 1978 with Aetna Financial Services, which was acquired by ING in 2000. He has been CEO of ING’s insurance activities in the United States, which position included the responsibility for ING Mexico. Tom McInerney is now responsible for Insurance Americas, ING Investment Management Americas and the global coordination of ING Investment Management.
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
Koos (J.V.) Timmermans, CRO
(Born 1960, Dutch nationality, male; appointed in 2007, term expires in 2011)
Koos Timmermans graduated from Erasmus University in Rotterdam in 1986 with a master’s degree in Economics. Until 1991 he worked at ABN AMRO in the field of derivatives and before joining ING in 1996 he was stationed in Ireland for IBM’s European treasury. He has been deputy chief risk officer of ING Group since March 2006. Prior to this he was head of Corporate Market Risk Management. Koos Timmermans is responsible for ING’s risk departments including compliance.
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
Executive Board composition
The Supervisory Board will propose reappointing Eric Boyer de la Giroday and Eli Leenaars to the Executive Board at the annual General Meeting of Shareholders on April 22, 2008.
REMUNERATION REPORT
The remuneration policy was adopted by the annual General Meeting of Shareholders on April 27, 2004. In 2006, the Executive Board pension scheme was revised in alignment with the approved amendment to the remuneration policy. The revised Executive Board pension scheme is further described in “General Policy Senior-Management Remuneration — Pensions Executive Board Members”. There were no changes to this policy in 2007 and therefore, the approval of the 2006 annual General Meeting of Shareholders still applies for 2007. The chapter starts with the general policy for senior-management remuneration, followed by the Executive Board compensation for 2007 and the compensation structure for 2008. In addition, information is included on loans and advances to the Executive Board and Supervisory Board members as well as ING depositary receipts for shares held by members of both boards.
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
ING’s remuneration policy is based on five key principles that apply throughout ING. These principles are:
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
Remuneration structure
Total compensation throughout ING consists of three basic components:
Fixed or base salary, which represents the total guaranteed annual income.
Short-term incentive (STI) in cash, which compensates for past performance measured over one year.
Long-term incentive (LTI) in stock options and/or performance shares, which compensates for performance measured over multiple years and is forward-looking.
In addition to the base salary and incentive plan participation, senior management and Executive Board members enjoy benefits similar to most other comparable employees of ING Group. These include benefits such as the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances.
Base salary
The base salaries of the Executive Board should be sufficient to attract and retain high calibre management needed to achieve our business objectives. The Supervisory Board assesses the experience, background, responsibilities, performance and leadership competencies of the CEO and the members of the Executive Board when making decisions on base-salary levels.
To ensure that base-salary levels are in line with the relevant market for talent, the Supervisory Board reviews the base-salary levels of the Executive Board on an annual basis.
Short-term incentive plan
The short-term incentive plan (STIP) is a key component of ING’s performance-driven culture. The short-term incentive is paid in cash. The ‘at target’ bonus opportunity is expressed as a percentage of base salary. The target levels are based on benchmarks reflecting external market competitiveness as well as internal objectives. Three financial parameters were used in the 2007 STIP for the members of the Executive Board and top senior management across the organization (the top-200 executives) to measure performance at Group level. These financial parameters are: underlying net profit, underlying operating expenses and economic profit/embedded value profit (excluding financial variances). The quantitative elements of the targets are considered stock price sensitive and competition sensitive; accordingly these are not disclosed.
We believe that by combining a profit, a cost and a return parameter, the overall performance of ING is properly reflected. Each element is weighted equally to determine the final award. The three performance targets are set by the Supervisory Board at the beginning of the performance period. Under the short-term incentive plan, the actual payout in any year may vary between 0% and 200% of the target level.
In addition to the financial targets, part of the short-term incentive award is based on individual performance, assessed over pre-defined measurable targets set for each senior executive. These targets depend on the specific responsibilities of the individual Executive Board members and are determined and assessed by the Supervisory Board. The Executive Board sets the targets for senior management. For this layer directly reporting to the Executive Board, the emphasis is on individual performance in their primary business-related responsibility.
Short-term incentive: relative weight of Group and individual performance

	Group performance	Individual performance
Executive Board	70% of total bonus	30% of total bonus
Top senior management in business	15% of total bonus	85% of total bonus
Top senior management in Group staff	30% of total bonus	70% of total bonus
Long-term incentive plan
The long-term incentive plan (LTIP) at ING includes both stock options and performance shares. LTIP awards are granted to ensure alignment of senior management with the interests of shareholders, and to retain top management over a longer period of time. The LTIP awards will be granted with a total ‘fair value’ split between stock options and performance shares. The LTI plan was tabled and approved during the General Meeting of Shareholders on April 27, 2004.

The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised for the remaining seven years. After three years, the options will vest only if the option holder is still employed by ING. The exercise price of the stock options is equal to the Euronext Amsterdam by NYSE Euronext market price of the ING depositary receipts on the grant date. For members of the Executive Board the grant date is a specific date during the first ‘open period’ after the General Meeting of Shareholders.
Performance shares are conditionally granted. The number of ING depositary receipts that is ultimately granted at the end of a three-year performance period depends on ING’s Total Shareholder Return (TSR) performance over three years (return in the form of capital gains and reinvested dividends that shareholders receive in that period) relative to the TSR performance of a pre-defined peer group. The criteria used to determine the performance peer group are: a) considered comparable and relevant by the Supervisory Board, b) representing ING’s current portfolio of businesses (e.g. banking, insurance and asset management) and ING’s geographical spread, c) global players, d) listed and with a substantial free float.
On the basis of these criteria the performance peer group established in 2004 is composed as follows: Citigroup, Fortis, Lloyds TSB (bank/insurance companies); ABN AMRO, Bank of America, BNP Paribas, Banco Santander, Credit Suisse, Deutsche Bank, HSBC (banks); Aegon, AIG, Allianz, Aviva, AXA, Prudential UK, Hartford Financial Services, Munich Re (insurance companies); Invesco (asset manager).
The Supervisory Board has determined that in light of the disappearance of ABN AMRO from the peer group, it will be replaced by Unicredito Italiano. This replacement is based upon a thorough replacement process using the above objective criteria to determine the performance peer group.
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
Number of shares Awarded after each three-year performance period related to peer group

Number of shares
1 - 3	200%
4 - 8	Between 200% and 100%
9 - 11	100%
12 - 17	Between 100% and 0%
18 - 20	0%
The Supervisory Board reviews the peer group before each new three-year performance period. The performance test itself will be carried out at the end of every three-year performance period by an independent third party.
The Executive Board members are not allowed to sell depositary receipts obtained either through the stock-option or the performance-shares plan within a period of five years from the grant date. They are only allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested performance share award. Depositary receipts obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the exercised award.
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
Considering the disappearance of ABN AMRO and the natural evolvement of the companies in the compensation peer group, the Supervisory Board has undertaken a review of this group. The composition of the adjusted peer group is based upon a thorough review process using objective criteria and reflects the evolved environment and ING’s business structure. The Supervisory Board has decided to adjust to a European financial industry peer group effective as of compensation year 2009. This financial industry peer group will comprise of the following companies: Aegon, Allianz, AXA, Banco Santander, Barclays, BNP Paribas, Credit Suisse, Deutsche Bank, Fortis, HSBC, Royal Bank of Scotland, Société Générale, Unicredito Italiano, Zurich Financial Services.

In line with ING’s overall remuneration policy, the Supervisory Board has focused on increasing variable (performance-driven) pay components which has resulted in a gradual convergence of the Executive Board total compensation to the median benchmark over a period of four years. This has been achieved by raising the target levels of both the short-term and long-term incentives. This ensures that future payouts more directly reflect short-term and long-term performance. As a result, the mix of total target compensation (in case of at-target performance) is divided equally between each component (i.e. 1/3rd base salary, 1/3rd short-term incentives, and 1/3rd long-term incentives). This balance of variable remuneration provides the right amount of focus on both the short and long term.
Pensions Executive Board members
At the General Meeting of Shareholders on April 25, 2006, it was agreed to amend the Executive Board remuneration policy with respect to pensions. This revised pension plan applies to all members of the Executive Board regardless of the time of appointment to the Executive Board except for John Hele, Tom McInerney and Cees Maas (retired June 1, 2007). The revised pension plan does not apply to a) Cees Maas, who was born before January 1, 1950 and who therefore continued to participate in the previous Executive Board defined-benefit pension scheme, and b) John Hele and Tom McInerney as they participate in the US pension plans. The pensions of the Executive Board are now based on a defined-contribution plan, which are insured through a contract with Nationale-Nederlanden Levensverzekering Maatschappij N.V. Starting in 2006, members of the Executive Board have been required to pay a portion of their pension premium. The Employment Contract will terminate by operation of law in case of retirement (‘Standard Retirement’), which will take place on the first day of the month that the individual reaches the age of 65.The retirement age has been changed from previous years (age 60) as a result of the Dutch tax reform.
Employment contract for newly appointed Board members
The contract of employment for Executive Board members appointed after January 1, 2004 provides for an appointment for a period of four years (the appointment period) and allows for reappointment by the General Meeting of Shareholders.
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
REMUNERATION EXECUTIVE BOARD 2007
Executive Board base salary 2007
The base salary of the Executive Board members has been frozen for 2007, as was the case in 2004, 2005 and 2006.
Executive Board short-term incentive plan 2007
The target STI payout over 2007 was set at 100% of the individual Executive Board member’s base salary. The final award is based on the achievement of a set of common Group financial targets and specific individual qualitative and quantitative objectives for each Executive Board member. Specifically, 70% of the total award is based on the Group’s underlying net profit, underlying operating expenses and economic profit/embedded value profit (excluding financial variances), while the remaining 30% is based on individual objectives set at the beginning of the year by the chairman of the Executive Board and approved by the Remuneration and Nomination Committee of the Supervisory Board.
Early in 2008, the Remuneration and Nomination Committee reviewed the actual results of ING against the 2007 targets. Over 2007, ING exceeded on average the three Group financial targets set, resulting in a score of 136% of target on this component. The individual performance of the Executive Board members was on average 182%. ING’s external auditor has reviewed the extent to which the objectives of both the Group and the individual have been met. The Audit Committee was involved in the review of the underlying financial data.

Executive Board long-term incentive plan 2007
Under the LTIP for the Executive Board, two instruments are used: stock options and performance shares. As mentioned earlier, an identical plan has been adopted by the Executive Board for the top senior managers across ING. As a result, approximately 7,000 senior leaders participate in a similar plan.
The target level for the 2007 LTIP was set at 100% of base salary for each Executive Board member. The final grant level depends on the Group STIP performance and will vary between 50% of the target level (if Group STI would be 0%) and 150% (if Group STI would be 200%).
As the Group STIP performance outcome over 2007 was 136%, the resulting LTIP award is 118% of target. The number of options and performance shares is determined based on a reference price set at the end of 2007 (EUR 26.79) and a ‘fair value’ calculation of options and performance shares (based on a pricing model).
The grant to the Executive Board members is subject to shareholder approval of the maximum number of stock options, performance shares and conditional share awards pursuant to the 2007 LTIP.
Tom McInerney will receive a conditional share award on the same grant date as the other long-term incentive awards. The conditional share award will be 100% vested four years after the grant date with the condition being an active employment contract at the date of vesting. This award is part of Tom McInerney’s employment contract to align his total remuneration with the market practice of senior executives in the United States
The exercise price of the options will be fixed at the Euronext Amsterdam by NYSE Euronext opening price of the ING share on May 15, 2008. The performance shares are granted provisionally at the beginning of 2008; the final number will depend on the ranking within the performance peer group after the three-year period (2008 – 2010) based on the performance/payout scale as indicated above.
The performance shares granted in 2005 had a three-year performance period of 2005 – 2007 and will vest in 2008. The actual results of 71% are based upon ING’s TSR ranking of 13 within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the calculations performed. For members of the Executive Board who received an award as an Executive Board member in 2005, such award will vest in the final number of performance shares in May 2008. For the other senior leaders who participated in the 2005 – 2008 performance share award, such award vested in March 2008.

Compensation in cash of the individual members of the Executive Board

	2007	2006	2005
	(EUR thousands)
Michel Tilmant
Base salary	1,289	1,289	1,289
Short-term performance-related bonus	2,001	2,299	1,520

Total cash compensation	3,290	3,588	2,809

Eric Boyer de la Giroday
Base salary	850	850	850
Short-term performance-related bonus	1,319	1,477	945

Total cash compensation	2,169	2,327	1,795

Dick Harryvan (1)
Base salary	634	423
Short-term performance-related bonus	842	710

Total cash compensation	1,476	1,133

John Hele (2) (3)
Base salary	412
Short-term performance-related bonus	621

Total cash compensation	1,033

Eli Leenaars
Base salary	634	634	634
Short-term performance-related bonus	956	1,102	705

Total cash compensation	1,590	1,736	1,339

Tom McInerney (1) (3)
Base salary	946	690
Short-term performance-related bonus	1,425	1,157

Total cash compensation	2,371	1,847

Hans van der Noordaa (1)
Base salary	634	423
Short-term performance-related bonus	956	710

Total cash compensation	1,590	1,133

Koos Timmermans (2)
Base salary	423
Short-term performance-related bonus	637

Total cash compensation	1,060

Jacques de Vaucleroy (1)
Base salary	634	423
Short-term performance-related bonus	956	710

Total cash compensation	1,590	1,133

Cees Maas (4)
Base salary	291	697	697
Short-term performance-related bonus	438	1,244	806

Total cash compensation	729	1,941	1,503

(1)	Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on April 25, 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2006 reflect the partial year as Executive Board members.

(2)	John Hele and Koos Timmermans were appointed to the Executive Board on April 24, 2007. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2007 reflect the partial year as Executive Board members.

(3)	John Hele and Tom McInerney get their compensation in US dollars. For each year the compensation in US dollars was converted to euros at the average exchange rate for that year.

(4)	Cees Maas stepped down from his position in the Executive Board on April 24, 2007 and retired on June 1, 2007. The figures for this member reflect compensation earned until the last day of employment. Thus, the figures for 2007 reflect the partial year. In addition to his base salary, Cees Maas received a one-off retirement payment in 2007 of EUR 727 thousand .
Compensation in cash of former members of the Executive Board who are not included in the above table amounted to nil in 2007, EUR 3,412 thousand in 2006 and EUR 5,068 thousand in 2005.

Long-term incentives of the individual members of the Executive Board (1)
fair market value at grant

	2007	2006	2005
	(EUR thousands)
Michel Tilmant
Number of options	132,054	132,163	108,200
Number of performance shares	31,293	27,650	19,300
Fair market value of long-term incentive (2)	1,521	1,734	1,160

Eric Boyer de la Giroday
Number of options	87,066	87,138	71,400
Number of performance shares	20,632	18,230	12,800
Fair market value of long-term incentive (2)	1,003	1,143	765

Dick Harryvan (3)
Number of options	64,967	43,347
Number of performance shares	15,396	9,069
Fair market value of long-term incentive (2)	748	569

John Hele (4)
Number of options	42,228
Number of performance shares	10,007
Fair market value of long-term incentive (2)	486

Eli Leenaars
Number of options	64,967	65,021	53,200
Number of performance shares	15,396	13,603	9,500
Fair market value of long-term incentive (2)	748	853	571

Tom McInerney (3) (5)
Number of options	96,875	70,695
Number of performance shares	22,957	14,790
Number of conditional shares	54,312	37,633
Fair market value of long-term incentive (2)	2,571	2,201

Hans vander Noordaa (3)
Number of options	64,967	43,347
Number of performance shares	15,396	9,069
Fair market value of long-term incentive (2)	748	569

Koos Timmermans (4)
Number of options	43,312
Number of performance shares	10,264
Fair market value of long-term incentive (2)	499

Jacques de Vaucleroy (3)
Number of options	64,967	43,347
Number of performance shares	15,396	9,069
Fair market value of long-term incentive (2)	748	569

Cees Maas (6)
Number of options		0	58,600
Number of performance shares		0	10,500
Fair market value of long-term incentive (2)		938	628

(1)	Long-term incentives are granted in the year following the reporting year. The long-term incentive plan provides for a combination of share options and provisional performance shares based on a 50/50 split in value. The ratio of options to performance shares varies each year as a result of the fair value calculation and the 50/50 split in value. The fair value calculation for the performance year 2007 resulted in a ratio of options to performance shares of 4.22: 1 (2006: 4.78 : 1, 2005: 5.6 : 1). The maximum number of stock options and performance shares to be granted to the Executive Board members will be tabled for approval at the General Meeting of Shareholders.

(2)	The fair market value of a long-term incentive award reflects the estimated fair market value of the long-term incentive award based on a fair value calculation. The valuation is calculated on the last trading day of the year for grants made to the Executive Board members for performance over the specified year and is not updated for current market values.

(3)	Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on April 25, 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members.

(4)	John Hele and Koos Timmermans were appointed to the Executive Board on April 24, 2007. The figures for these members reflect compensation earned in their capacity as Executive Board members.

(5)	Tom McInerney will receive conditional shares on the same grant date as the other long-term incentive awards. The conditional shares will be 100% vested four years after the grant date with the condition being an active employment contract. The conditional shares are provided to align Tom McInerney’s total remuneration with US market practice.

(6)	As a result of his retirement from the Executive Board in 2007, Cees Maas received the fair market value of his 2006 long-term incentive award in cash instead of options and performance shares.
The fair market value of long-term incentive awards of former members of the Executive Board who are not included in the above table amounted to nil in 2007 and 2006, and EUR 2,150 thousand in 2005.
Pension costs of the individual members of the Executive Board (1)

	2007	2006	2005
	(EUR thousands)
Michel Tilmant	874	689	685
Eric Boyer de la Giroday	566	439	482
Dick Harryvan (2)	324	206
John Hele (3) (4)	72
Eli Leenaars	348	270	255
Tom McInerney (2) (4)	286	297
Hans van der Noordaa (2)	267	170
Koos Timmermans (3)	166
Jacques de Vaucleroy (2)	267	170
Cees Maas (5) (6)	1,386	448	482

(1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2005 to 2007.

(2)	Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on April 25, 2006. The figures for these members reflect pension costs in their capacity as Executive Board members.

(3)	John Hele and Koos Timmermans were appointed to the Executive Board on April 24, 2007. The figures for these members reflect pension costs in their capacity as Executive Board members.

(4)	John Hele’s and Tom McInerney’s pension costs have been translated from US dollars to euros at the average exchange rate for that year.

(5)	Cees Maas stepped down from his position in the Executive Board on April 24, 2007 and retired on June 1, 2007. The 2007 figures for him reflect pension costs for the partial year until the last day of employment.

(6)	The early retirement pension benefit is paid up until age 65 and during the early retirement benefit period, the plan provides for additional pension rights earned towards the old-age pension plan, which begins at age 65. The pension cost shown is the additional IFRS impact and cost related to the funding of Cees Maas’ old-age pension rights earned during the early retirement pension period, which must be fully realised by the company in the same year he has retired.
Pension costs of former members of the Executive Board who are not included in the above table amounted to nil in 2007, EUR 4,506 thousand in 2006 and EUR 1,184 thousand in 2005.
Loans and advances to Executive Board members
The table below presents the loans and advances provided to Executive Board members and outstanding on December 31, 2007, 2006 and 2005. These loans were concluded in the normal course of business and on terms generally applicable to Company personnel as a whole and were approved by the Supervisory Board.

Loans and advances to the individual members of the Executive Board

		Average			Average			Average
	Amount	interest		Amount	interest		Amount	interest
	outstanding	rate	Repayments	outstanding	rate	Repayments	outstanding	rate	Repayments
	(EUR thousands)
	December 31, 2007			December 31, 2006			December 31, 2005
Eric Boyer de la Giroday	24	4.3%	4	28	4.3%	3	31	4.3%	3
Dick Harryvan	227	3.5%	200	427	3.9%
John Hele	635	5.6%
Hans van der Noordaa	930	4.4%		930	4.4%
Koos Timmermans	380	4.6%
Jacques de Vaucleroy	180	5.5%	12	192	5.5%	17
Cees Maas (1)				446	4.0%		446	4.0%

(1)	Cees Maas retired on June 1, 2007.
ING depositary receipts for shares held by Executive Board members
Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.
ING depositary receipts for shares held by members of the Executive Board

	Number of shares
	2007	2006	2005
Michel Tilmant	24,764	7,764	7,764
Tom McInerney (1)	127,694	64,527
Eric Boyer de la Giroday	7,126
Dick Harryvan	2,000
John Hele	2,300
Eli Leenaars	5,628
Hans van der Noordaa	2,000
Koos Timmermans	2,000
Jacques de Vaucleroy	27,740
Cees Maas (2)		7,764	7,764

(1)	The shares held by Tom McInerney are American Depositary Receipts. He also holds 2,239 units in a Leveraged Stock Fund.

(2)	Cees Maas retired on 1 June 2007.

Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at December 31, 2007

	Outstanding as at	Granted		Waived or expired	Outstanding as at	Exercise	Exercise price in
number of options	31 December 2006	in 2007	Exercised in 2007	in 2007 (1)	31 December 2007	price in euros	US dollars	Expiry date
Michel Tilmant	21,000				21,000	29.39		Mar 11, 2012
	14,000				14,000	29.50		Mar 11, 2012
	21,000				21,000	12.65		Mar 3, 2013
	14,000				14,000	12.55		Mar 3, 2013
	41,250				41,250	17.69		May 14, 2014
	82,600				82,600	21.67		May 13, 2015
	108,200				108,200	32.75		May 12, 2016
		132,163			132,163	33.10		May 17, 2017

Eric Boyer de la Giroday	2,000				2,000	26.10		May 28, 2009
	10,000				10,000	28.30		Apr 3, 2010
	4,000				4,000	35.80		Mar 15, 2011
	3,000				3,000	28.60		May 27, 2012
	4,000				4,000	12.55		Mar 3, 2013
	17,800				17,800	17.69		May 14, 2014
	53,400				53,400	21.67		May 13, 2015
	71,400				71,400	32.75		May 12, 2016
		87,138			87,138	33,10		May 17, 2017

Dick Harryvan	13,125				13,125	29.39		Mar 11, 2012
	12,250				12,250	12.65		Mar 3, 2013
	6,000				6,000	18.71		Mar 15, 2014
	8,800				8,800	23.28		Mar 30, 2015
	13,060				13,060	32.77		Mar 23, 2016
		46,802			46,802	33.10		May 17, 2017

John Hele	24,200				24,200		21.64	Nov 17, 2013
	5,700				5,700	18.71		Mar 15, 2014
	39,173				39,173	23.28		Mar 30, 2015
	31,896				31,896	32.77		Mar 23, 2016
		46,592			46,592	32.19		Mar 22, 2017

Eli Leenaars	3,300				3,300	25.25		Apr 1, 2009
	10,000				10,000		27.28	Apr 3, 2010
	22,400				22,400		31.96	Mar 15, 2011
	31,000				31,000		25.72	Mar 11, 2012
	7,850				7,850	12.55		Mar 3, 2013
	9,654				9,654	18.75		Mar 15, 2014
	6,436				6,436	18.71		Mar 15, 2014
	41,700				41,700	21.67		May 13, 2015
	53,200				53,200	32.75		May 12, 2016
		65,021			65,021	33.10		May 17, 2017

Tom McInerney	40,000				40,000		31.96	Mar 15, 2011
	91,400				91,400		25.72	Mar 11, 2012
	125,200				125,200		13.70	Mar 3, 2013
	153,550				153,550	18.71		Mar 15, 2014
	260,425				260,425	23.28		Mar 30, 2015
	213,325				213,325	32.77		Mar 23, 2016
		125,879			125,879	33.10		May 17, 2017

	Outstanding as at	Granted		Waived or expired	Outstanding as at	Exercise	Exercise price in
number of options	31 December 2006	in 2007	Exercised in 2007	in 2007 (1)	31 December 2007	price in euros	US dollars	Expiry date
Hans van der Noordaa	13,125				13,125	29.39		Mar 11, 2012
	8,900				8,900	12.65		Mar 3, 2013
	6,000				6,000	18.71		Mar 15, 2014
	15,000				15,000	23.28		Mar 30, 2015
	11,195				11,195	32.77		Mar 23, 2016
		46,802			46,802	33.10		May 17, 2017

Koos Timmermans	10,500				10,500	29.39		Mar 11, 2012
	6,000				6,000	18.71		Mar 15, 2014
	8,800				8,800	23.28		Mar 30, 2015
	6,530				6,530	32.77		Mar 23, 2016
		35,443			35,443	32.19		Mar 22, 2017

Jacques de Vaucleroy	7,000				7,000	26.10		May 28, 2009
	20,000				20,000	28.30		Apr 3, 2010
	7,634				7,634		13.70	Mar 3, 2013
	61,110				61,110	18.71		Mar 15, 2014
	114,950				114,950	23.28		Mar 30, 2015
	100,352				100,352	32.77		Mar 23, 2016
		70,657			70,657	33.10		May 17, 2017

Cees Maas	35,000				35,000	29.39		Mar 11, 2012
	35,000				35,000	12.65		Mar 3, 2013
	41,250				41,250	17.69		May 14, 2014
	51,200				51,200	21.67		May 13, 2015
	58,600				58,600	32.75		May 12, 2016

(1)	Waived at vesting date or expired at expiry date.
REMUNERATION SUPERVISORY BOARD
Remuneration
The annual remuneration of the Supervisory Board members amounts to: chairman EUR 75,000, vice-chairman EUR 65,000, other members EUR 45,000. In addition to the remuneration each member receives an expense allowance. For the chairman and vice-chairman the annual amount is EUR 6,810. For the other members the amount is EUR 2,270.
The remuneration for the membership of committees is as follows: chairman of the Audit Committee EUR 8,000, members of the Audit Committee EUR 6,000, chairmen of other Supervisory Board committees EUR 7,500 and members of other Supervisory Board committees EUR 5,000. In addition to the fixed remuneration, committee members receive a fee for each meeting they attend. For the Audit Committee chairman this fee is EUR 2,000 per meeting and for its members EUR 1,500. For the chairman and members of other committees the attendance fee amounts to EUR 450 per meeting. The remuneration and the attendance fee for the membership of a committee are not applicable to the chairman and vice-chairman of the Supervisory Board if they are on one of the committees.

The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2007 and previous years
Compensation of the members of the Supervisory Board

	2007	2006	2005
	(EUR thousands)
Cor Herkströter	82	75	68
Eric Bourdais de Charbonnière(1)	72	70	65
Henk Breukink(2)	35
Peter Elverding(3)	20
Luella Gross Goldberg	60	52	44
Claus Dieter Hoffmann	62	56	49
Jan Hommen(4)	67	57	24
Piet Hoogendoorn(5)	28
Piet Klaver(6)	47	33
Wim Kok	62	51	39
Godfried van der Lugt	62	56	40
Karel Vuursteen	56	43	39
Paul van der Heijden(7)	20	52	43

(1)	Eric Bourdais de Charbonnière is a member of the Supervisory Board as of April 2004 and vice-chairman as of February 2005. The compensation figure for 2005 reflects the partial year as vice chairman.

(2)	Henk Breukink is a member of the Supervisory Board as of April 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(3)	Peter Elverding is a member of the Supervisory Board as of August 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(4)	Jan Hommen is a member of the Supervisory Board as of June 2005. The compensation figure for 2005 reflects the partial year as member of the Supervisory Board.

(5)	Piet Hoogendoorn is a member of the Supervisory Board as of June 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(6)	Piet Klaver is a member of the Supervisory Board as of April 2006. The compensation figure for 2006 reflects the partial year as member of the Supervisory Board .

(7)	Paul van der Heijden retired in April 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.
Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2007, EUR 33 thousand in 2006 and EUR 138 thousand in 2005.
Proposal to amend the Supervisory Board remuneration
On the agenda of the 2008 General Meeting of Shareholders a proposal has been tabled to amend the remuneration of the Supervisory Board by providing a supplementary allowance for additional time requirements in cases where international travel is required for attending meetings, given that the current structure does not compensate at a competitive level in cases where individual Supervisory Board member’s time commitments are substantially in excess of the time required for attending domestic meetings.
The amendment to the Supervisory Board remuneration would be as follows as of May 1, 2008: an additional fee of EUR 2,000 per attended Supervisory Board or Committee meeting in the event the meeting is held outside the country of residence of the Supervisory Board member, or an additional amount of EUR 7,500 per attended Supervisory Board or Committee meeting if intercontinental travel is required for attending the meeting.
Loans and advances to Supervisory Board members
As at December 31, 2007 and 2006, there were no loans and advances outstanding to members of the Supervisory Board. As at December 31, 2005, the amount of loans and advances outstanding to the Supervisory Board was EUR 1.6 million at an average rate of 4.7%. This amount concerned a loan to a former Supervisory Board member.

ING depositary receipts for shares and options held by Supervisory Board members
Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2007.
ING (depositary receipts for) shares held by members of the Supervisory Board

	2007	2006	2005
	(EUR thousands)
Cor Herkströter	1,616	1,616	1,616
Luella Gross Goldberg (1)	6,814	6,814	6,814
Piet Klaver	7,430	5,430	0
Karel Vuursteen	1,510	1,510	1,510

(1)	The shares held by Luella Gross Goldberg are American Depositary Receipts.
EXECUTIVE BOARD REMUNERATION STRUCTURE 2008
The Supervisory Board has taken notice of the recommendations by the Frijns corporate governance monitoring committee and will consider these recommendations in their evaluation in 2008.
Policy for 2008
With regard to the remuneration policy for 2008, the Supervisory Board continues to build upon the remuneration policy initiated in 2003, which supports the performance-oriented culture. Over the past six years, the Executive Boards’ total remuneration package has gradually converged to the benchmark through increases in the short-term and long-term incentive target levels (as a percentage of base salary). The results of the market-competitive analysis indicate overall increases in the market that may put pressure on compensation levels.
Executive Board base salary 2008
A market-competitive analysis is conducted on an annual basis to ensure market competitiveness. For 2008 the Supervisory Board has concluded to increase the base-salary levels by 5% for all Executive Board members with the exception of Tom McInerney (who is employed on a US-based compensation structure).
Executive Board short-term incentive plan 2008
The 2008 short-term incentive target at 100% of base salary will remain the same as 2007. The actual payout may vary between 0% and 200% of the target level (e.g. between 0% and 200% of base salary).
The mix for the 2008 short-term incentive award will remain the same as in 2007: 70% will be determined by pre-defined ING Group financial performance measures and 30% will be based on individual performance objectives set for each Executive Board member and agreed by the Supervisory Board.
For 2008 the Supervisory Board has determined that the Executive Board’s short-term incentive award for the Group performance should be measured using three financial criteria: underlying net profit per share, underlying operating expenses and economic profit/embedded value profit (excluding financial variances).
Executive Board long-term incentive plan 2008
The Supervisory Board will keep the LTI target value at 100% of base salary (same target percentage as the STI). The range may vary between 50% and 150% of the target level (e.g. between 50% and 150% of base salary). The structure for the 2008 long-term incentive award will remain the same as the 2004 structure (the total award value will be split between stock options and performance shares).
As was the case in 2007, the total LTI value in stock options and provisional performance shares to be granted to the Executive Board members will be determined by the Supervisory Board at the end of 2008, based on the extent to which each of the three pre-defined financial objectives set out in the 2008 short-term incentive plan have been achieved.

EMPLOYEES
The number of staff employed on a full time equivalent basis of ING Group averaged 120,282 in 2007, of which 31,047 or 26%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over was as follows (average full time equivalents):

	Insurance operations			Banking operations				Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
The Netherlands	9,462	9,688	11,191	21,585	22,884	22,946	31,047	32,572	34,137
Belgium	228	1,215	1,289	10,983	11,277	11,272	11,211	12,492	12,561
Rest of Europe	3,899	3,767	3,616	18,581	18,026	18,010	22,480	21,793	21,626
North America	15,194	15,016	14,920	3,625	3,032	2,689	18,819	18,048	17,609
Latin America	16,074	13,614	12,155	373	386	442	16,447	14,000	12,597
Asia	8,451	8,206	6,985	9,115	8,748	7,579	17,566	16,954	14,564
Australia	1,703	1,507	1,403	929	815	757	2,632	2,322	2,160
Other	76	57	70	4	5	4	81	62	74

Total	55,087	53,070	51,629	65,195	65,173	63,699	120,282	118,243	115,328

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 1,942 in 2007, 1,709 in 2006 and 1,584 in 2005. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for each of the years 2007, 2006 and 2005:

	2007	2006	2005

Insurance Europe	12%	13%	14%
Insurance Americas	27	24	24
Insurance Asia/Pacific	9	9	7
Wholesale Banking	16	17	18
Retail Banking	30	31	31
ING Direct	6	6	6

Total	100%	100%	100%
Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions
As of December 31, 2007, Stichting ING Aandelen (the “Trust”) held 2,225,764,238 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of Ordinary Shares by holders of bearer receipts as a proxy of the Trust. ” The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
As of December 31, 2007, there were 143,961,236 American Depositary Shares or ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 900 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.
Bearer receipts, which are negotiable instruments under Netherlands law, are issuable by the Trust pursuant to the terms of the Trust Agreement. Each bearer receipt represents financial interests in one Ordinary share held by the Trust, as described herein. Holders of bearer receipts (including those bearer receipts for which ADSs have been issued) do not have any voting rights with respect to the Ordinary shares underlying the bearer receipts owned by the Trust. Such rights belong only to the Trust and will be exercised by the Trust pursuant to the terms of the Trust Agreement as described in more detail below. Bearer receipts are also issued by the Trust for preference shares.
All bearer receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central securities Depository (CSD) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each bearer receipt holder shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Return of the global depositary receipts to a party other than the Trust shall not be permitted without the Trust’s consent. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorized to perform any necessary act on behalf of the bearer receipt holder(s) in respect of the relevant depositary receipts, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Act on Book Entry Transactions.
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
Intention to abolish ING Trust Office
It is the intention of the Executive Board and the Supervisory Board to abolish the Trust Office and depositary receipts once the number of votes on ordinary shares and depositary receipts of ordinary shares, including proxies, and excluding the votes which are at the discretion of the Trust Office, at a General Meeting of Shareholders is at least 35% of the total votes that may be cast for three consecutive years. In 2006, 28% of total votes were cast and in 2007, the figure was 36.7%. The Executive Board is committed to achieving the 35% requirement and will encourage depositary receipt holders, particularly institutional investors, to participate in voting at the General Meeting of Shareholders.
Administration of the Trust
The Management Board of the Trust will determine the number of its members itself, subject to the restriction that there may be no more members than seven and no less than three. Members of the Management Board will be appointed by the Management Board itself without any approval from ING Groep N.V. or any of its corporate bodies being required. Members of any corporate body of ING Groep N.V. are not eligible for appointment as a Managing Director. Managing Directors are appointed for a term of four years and may be re-appointed for two terms without any requirement for approval by ING Groep N.V.
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

Holders of bearer receipts with a stake of 5% or more
According to filings under the   Dutch Financial Supervision Act)(1), AllianceBernstein Corporation held more than 5% of the bearer receipts as of December 31, 2007. As of December 19, 2007, Alliance Bernstein Corporation held 117,225,238 bearer receipts. To the best of our knowledge, as of December 31, 2007 no other shareholder holds more than 5% of all bearer receipts outstanding. Neither AllianceBernstein Corporation nor any other shareholder possesses voting rights different from those possessed by other shareholders.
As of December 31, 2007, the Company held 126,759,829 bearer receipts, representing 5.69% of the bearer receipts and underlying Ordinary shares outstanding. These bearer receipts were acquired pursuant to the Company’s share repurchase plan as well as the Company’s delta hedging activities in respect of its employee option plans. The company does not have voting rights in respect of bearer receipts it owns. A proposal for the cancellation of all such bearer receipts held by the Company will be submitted at the 2008 annual General Meeting of Shareholders. As of December 31, 2007, the Company held 10,000,000 depositary receipts of preference A shares, representing 62.45% of the depositary receipts of preference A shares outstanding. The Company’s depositary receipts for preference A shares were repurchased from ABN AMRO Holding N.V. in December 2007 and have subsequently been cancelled.
As of December 31, 2007, the percentage ownership by ABN AMRO Holding N.V. and Fortis Utrecht N.V. of bearer receipts outstanding had each decreased to below the 5% threshold, compared to percentage ownerships of above 5% at December 31, 2006.
The following table sets forth the share ownership of the 5% shareholder of ING issued capital as of December 31, 2007.

Shareholder	% of Issued capital(1)
AllianceBernstein Corporation	5.08

(1)	This information is based upon filings made under the Dutch Financial Supervision Act as of the respective filing dates and may not be accurate as of the date hereof. The Dutch Financial Supervision Act requires investors to file their ownership as a percentage of the company’s issued capital rather than as a percentage of the class of securities. For more information regarding this act and the filings based on it, please visit the website of the Dutch Authorities for the Financial Markets at www.afm.nl
Pursuant to section 5.3 of the Dutch Financial Supervision Act, shareholders are only required to provide updated information  on their holdings once they cross threshold levels of 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75%, 95%. As a result, other than information that may be ascertained from public filings available under the applicable laws of any other jurisdiction, we are not, nor would we be likely to be, aware of any changes in the ownership of bearer receipts between the threshold levels mentioned in the previous sentence.
The voting rights of the majority of Ordinary shares are held by the Trust. As of December 31, 2007, shareholders in the Netherlands held approximately 409 million bearer receipts, or 18% of the total number of bearer receipts then outstanding. As of December 31, 2007, shareholders in the United States held approximately 543 million bearer receipts (including ADSs), or 24% of the total number of bearer receipts then outstanding.
As of December 31, 2007, other than the Trust, no other person is known to the Company to be the owner of more than 10% of the Ordinary shares or bearer receipts. As of December 31, 2007, members of the Supervisory Board held 17,370 bearer receipts. If Supervisory Board members hold ING options that were granted in their former capacity as Executive Board member, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.
As of December 31, 2007, to the best of its knowledge, there are no agreements or arrangements in place that could lead to a change in control of the Company.
Related Party Transactions
As of December 31, 2007, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was zero. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.4 million, at an average interest rate of 4.8%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2007 was EUR 2.4 million.
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
See Note 30 of Note 2.1 to the consolidated financial statements.
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
These legal proceedings included a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (“Fertinal”) against ING Comercial América (now known as Seguros ING S.A. de C.V. and referred to hereinafter as “Seguros”), a wholly owned subsidiary of ING Group. Fertinal claimed USD 300 million, the maximum coverage under the insurance policy of their mining operations. A judge in Mexico ruled in favor of Fertinal. This decision was appealed to a Mexican Court of Appeal, which reduced the judgment to USD 94 million plus interest. This decision was appealed by all parties involved. Seguros’ appeal was rejected and the decision of the Court of Appeal regarding the amount owed was affirmed. Seguros has paid the principal and interest into court, bringing the case to a close. Seguros also has been the subject of complaints and suits concerning the performance of certain interest sensitive life insurance products. These matters are being defended vigorously; however, at this time, we are unable to assess their final outcome.
In November 2006, the issue of amongst others the costs charged by the insurance industry to customers in respect of universal life insurance products (commonly referred to as ‘beleggingsverzekeringen’, ‘beleggingspolissen’ or ‘beleggingshypotheken’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. The Dutch insurance industry (including subsidiaries of the ING Groep N.V., primarily Nationale-Nederlanden) sold these products to customers either directly or through intermediaries. In July 2007 a class action was lodged against Nationale-Nederlanden in relation to these products. The subject of this procedure is not a specific claim for compensation, but a request to the judge to pronounce that Nationale-Nederlanden provided clients with incomplete or misleading information about costs and risks. Such legal proceedings can also be lodged against other subsidiaries of ING Groep N.V. involved. Discussions are ongoing between the insurance industry and consumer organizations to find an out of court solution. Early March 2008 the Ombudsman Financial Services published a recommendation for an industry wide solution. This recommendation is not binding on the parties involved. While ING believes that it has complied with all relevant laws and regulations regarding consumer rights and consumer protection, ING’s Dutch insurance companies will accept the recommendation. A provision has been taken to contribute to this possible solution. As consumer organisations criticize the recommendation and the policy holders have not formally agreed with the proposed solution, it is difficult to predict when and how the issue will be solved.
Like many other companies in the mutual funds, brokerage, investment, and insurance industries, several of our companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. We believe that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recorded.

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
ING Groep N.V. made dividend payments of EUR 7 million, EUR 10 million and EUR 14 million on its Preference shares and declared dividends of EUR 2,999 million, EUR 2,681 million and EUR 2,461 million on its Ordinary shares, in 2007, 2006 and 2005, respectively. Both the final dividend 2006 and the interim dividend 2007 were fully paid in cash
Cash distributions on ING Groep N.V.’s Ordinary shares and bearer receipts are generally paid in euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the bearer receipts are trading. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the Ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
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
If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of bearer receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. Holders of bearer receipts may receive an equal nominal amount in Ordinary shares
There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, bearer receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information — Taxation — Netherlands Taxation”.
Since December 31, 2007, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in Item 18, ” Financial Statements” of this document.

Item 9. The offer and listing
Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on Euronext Amsterdam by NYSE Euronext, the principal trading market for the bearer receipts. The bearer receipts are also listed on the stock exchanges of Euronext Brussels, Euronext Paris, Deutsche Börse as well as on the Swiss Exchange. As of December 31, 2007, ING Group was the second largest company quoted on Euronext Amsterdam by NYSE Euronext, based on market capitalization. ING Bank is one of the principal market makers for the bearer receipts on Euronext Amsterdam by NYSE Euronext.
Since June 13, 1997,ADSs, each representing one bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major Shareholders and Related Party Transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2007, there were 143,961,236 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 900 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2007, approximately 18% of the bearer receipts were held by Dutch investors, approximately 24% by investors in the U.K. and approximately 24% by investors in the United States and Canada (including as represented by ADSs).
The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2003 – February 28, 2008:

			Trading			Trading
			volume			volume
			in millions			in millions
	Euronext Amsterdam		of bearer	New York		of
	Stock Exchange (EUR)		receipts	Stock Exchange (USD)		ADSs
Calendar period	High	Low		High	Low
2003	19.06	8.70	2,863.5	23.41	9.96	124.9
2004	22.28	16.73	2,403.5	30.32	20.28	106.4
2005	29.75	20.99	2,131.7	35.40	26.94	113.2

2006 First quarter	32.79	27.82	584.1	39.71	33.61	25.8
Second quarter	33.38	28.10	632.3	42.59	34.74	27.5
Third quarter	34.80	29.56	510.0	44.37	37.22	20.9
Fourth quarter	35.96	31.50	593.0	45.35	41.74	33.4

2007 First quarter	34.69	29.91	754.1	45.78	40.04	32.3
Second quarter	34.50	31.68	773.4	47.18	42.43	38.8
Third quarter	33.23	28.94	862.1	45.67	38.49	50.5
Fourth quarter	32.45	24.38	877.3	45.94	36.41	56.1

2007 and 2008 September 2007	31.13	29.12	228.8	44.31	40.42	10.3
October 2007	32.45	30.34	251.8	45.94	43.75	11.3
November 2007	30.34	24.38	424.2	43.54	36.41	27.5
December 2007	27.43	26.00	201.4	40.35	37.40	17.2
January 2008	26.21	20.91	504.5	39.17	31.33	41.2
February 2008	24.07	20.08	478.9	36.11	29.28	44.0

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
Our Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. Nevertheless, it has become standard practice for Executive Board members to retire at a certain age. In line with current Dutch tax legislation, this age currently is 65.
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
Capital structure, shares
The authorised capital of ING Groep N.V. consists of Ordinary shares, preference A shares, five series of preference B shares and cumulative preference shares. When we refer to shares herein, we mean both our Ordinary shares and our preference shares, unless otherwise specified. Currently, only Ordinary and preference A shares are issued, while a right to acquire up to 900 million cumulative preference shares has been granted to the ING Continuity Foundation (Stichting Continuiteit ING) pursuant to a call option issued by ING Groep N.V. The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issue of cumulative preference shares, the total amount of cumulative preference shares may not exceed one-third of the total issued share capital of ING Groep N.V. The purpose of the cumulative preference shares is to protect the independence, the continuity and the identity of the company against the acquisition of control by third parties, including hostile takeovers, while the Ordinary shares and the preference shares are used solely for funding purposes. These shares, which are all registered shares, are not listed on a stock exchange.
Description of Shares
A description of our securities, and other information with respect to shareholders, annual meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7 - Major Shareholders and Related Party Transactions”. See Item 4 “Information on the Company - Recent Developments” for more information on the tender offer for ING’s preference A shares.

Material contracts
There have been no material contracts (outside the ordinary course of business) to which ING is a party in the last two years.
Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (”SEC”). These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or on the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and the copy charges. You may also inspect our SEC reports and other information located at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or on our website at http://www.ing.com.
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
Obligations of shareholders to disclose holdings
Section 5.3 of the Dutch Financial Supervision Act (the “Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%. With respect to ING Groep N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of bearer receipts, Ordinary shares, ADSs, Preference shares, options or warrants, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.
The notification will be recorded in the register which is held by the Authority for the Financial Markets for that purpose, which register is available for public inspection.
Noncompliance with the obligations of the Major Holdings Rules can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Authority for the

Financial Markets , in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s Ordinary shares.
Voting rights
Each Ordinary share entitles the holder to cast a vote at the General Meeting of Shareholders. By Dutch law, voting rights are proportional to the nominal value of the shares. In other words, each Ordinary share (nominal value: EUR 0.24) gives the right to one vote, while each preference A share (nominal value: EUR 1.20) gives the right to five votes.
On the basis of the closing price of the shares on December 31, 2007, the ratio of market price to voting rights on depositary receipts for Ordinary shares was EUR 26.75 : 1, while the ratio for depositary receipts for preference A shares was EUR 2.94 : 5.
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
Issue of shares
The company’s authorized capital is the maximum amount of capital allowed to be issued under the terms of its Articles of Association. New shares in excess of this amount can only be issued after amendment of the Articles of Association. For reasons of flexibility (an amendment to the Articles of Association has to be passed by notarial deed if it is to become effective, and this in turn requires a declaration of no objection to be issued by the Minister of Justice), the authorized capital in the Articles of Association of ING Group has been set at the highest level permitted by law.
Share issues have to be approved by the General Meeting of Shareholders, which may also delegate its authority. Each year, the General Meeting has been asked to delegate authority to the Executive Board to issue new shares. The powers thus delegated to the Executive Board are limited:
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
Shareholders’ structure
See “Item 7. Major Shareholders and Related Party Transactions” for a description of the Bearer receipts held by ING Group and for details of investors who have reported their interest in ING Group pursuant to the Financial Supervision Act (or the predecessor of this legislation).
Under the terms of the Dutch Financial Supervision Act , declarations of no objection from the Dutch Minister of Finance are to be obtained by anyone wishing to obtain or hold a participating interest of at least 10% respectively in ING Group or to exercise control to this extent via a participating interest in ING Group. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Group are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Group. ING Group is not aware of investors with an interest of 10% or more in ING Group.

TAXATION
The following is a summary of certain Netherlands tax consequences, and the United States Federal income tax consequences, of the ownership of bearer receipts or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below). For purposes of this summary a “U.S. Shareholder” is a beneficial owner of bearer receipts or ADSs that is:
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
Generally speaking, for Dutch tax purposes, an interest in the share capital of ING Groep N.V., should not be considered a substantial interest if the holder of such interest, and, in case of an individual, his or her spouse, registered partner, certain other relatives or certain persons sharing the holder’s household, alone or together, does or do not hold, either directly or indirectly, the ownership of, or certain rights over, shares or rights resembling shares representing 5% or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of ING Groep N.V. With respect to U.S. Shareholders, this summary generally applies only to holders who hold bearer receipts or ADSs as capital assets. The summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. Furthermore, this summary is based on the tax legislation, published case law, and other regulations in force as at the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.
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
Both the European Free Trade Association Court of Justice as well as the European Court of Justice (ECJ) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it could be in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favourably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are treated still less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. Furthermore, subject to certain conditions, a legal entity resident in the Netherlands that is not subject to Dutch corporate income tax is entitled to a refund of the Dutch dividend withholding tax withheld. In addition, subject to certain conditions as well, a legal entity resident in a member state of the European Union, that is not subject to a profit based tax in that member state, and, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, is also entitled to a refund of the Dutch dividend withholding tax withheld. Such legal entities that are not a resident of the Netherlands or the European Union, are not entitled to a refund of Dutch dividend withholding tax. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).
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
Especially the following non-EU resident shareholders may be affected and may as a result be entitled to a (partial) refund of Netherlands dividend withholding tax.
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
Taxes on income and capital gains
A U.S. Shareholder will not be subject to Netherlands income tax or corporation tax, other than the withholding tax described above, or capital gains tax, provided that:
▪	such shareholder is not a resident or deemed resident and, in the case of an individual, has not elected to be treated as a resident of the Netherlands; and

▪	such shareholder does not have an enterprise or an interest in an enterprise, which in its entirety or in part carries on business in the Netherlands through a permanent establishment or a permanent representative or deemed permanent establishment to which or to whom the bearer receipts or ADSs are attributable; and

▪	such shareholder is an individual, and income from a bearer receipt or ADS is not attributable to certain activities in the Netherlands performed by such shareholder other than business activities (for example, by the use of that individual’s special knowledge or activities performed by that individual with respect to the bearer receipts or ADSs as a result of which such individual can make a return on the bearer receipt or ADS that is in excess of the return on normal passive portfolio management).
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
UNITED STATES TAXATION
Taxes on income
For United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust in the case of bearer receipts, or the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as defined for United States federal income tax purposes. A dividend will constitute income from sources outside the United States. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. If you are a non corporate U.S. Shareholder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the bearer receipts or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the bearer receipts or ADSs generally will be qualified dividend income.
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

Item 11. Quantitative and Qualitative Disclosure of Market Risk
See “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations” and “Risk Management” of Note 2.1 to the consolidated financial statements for these disclosures, including disclosures relating to operational, compliance and other non market-related risks.
Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
On February 12, 2008, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 12, 2008.
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
Our internal control over financial reporting includes those policies and procedures that:
– pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ING;
– provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
– provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management’s assessment and those criteria, management concluded that the company’s internal control over financial reporting is effective as of December 31, 2007.
Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.
We have audited ING Groep N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2007 and 2006, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2007 and our report dated March 17, 2008 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 17, 2008
Ernst & Young Accountants

Item 16A. Audit Committee Financial Expert
ING Group’s Supervisory Board has determined that ING Group has four audit committee financial experts serving on its Audit Committee. These four audit committee financial experts are Messrs. Kok, Hoogendoorn, Elverding and Van der Lugt. All have gathered their experience by serving as executive officers and on the Boards of international conglomerates, Mr. Kok as former Minister of Finance and Prime Minister of the Netherlands, Mr. Hoogendoorn serving as the CEO of the Board of Directors of Deloitte Touche Tohmatsu, Mr. Elverding serving as chairman of the Managing Board of Directors of Royal DSM and vice-chairman of the Supervisory Board of De Nederlandsche Bank and Mr. Van der Lugt serving as CEO of ING Group. All audit committee financial experts are independent in accordance with the relevant Sarbanes-Oxley regulations, however Mr. Hoogendoorn does not meet the independence criteria for Supervisory Board members as set out in the Tabaksblat Code.
Item 16B. Code of Ethics
ING Group has adopted a code of ethics, called the ING’s Business Principles, which apply to all our employees, including our principal executive officer, principal financial officer and principal accounting officer. These Business Principles have undergone minor changes to adapt them to the requirements of the Sarbanes-Oxley Act of 2002 as a code of ethics for certain officers. The Business Principles are posted on ING Group’s website at www.ing.com, under the heading “Corporate Responsibility” followed by “Principles and Policies”. During the most recently completed fiscal year no waivers, explicit or implicit, from these Business Principles have been granted to any of the officers described above.
Item 16C. Principal Accountant Fees and Services (Ernst & Young and KPMG)
As at December 31, 2007, Ernst & Young Accountants (Ernst & Young) and KPMG Accountants N.V. (KPMG) were the appointed auditors of ING. Ernst & Young was responsible for auditing the financial statements of ING Group and ING Verzekeringen N.V., while KPMG was responsible for the audit of the financial statements of ING Bank N.V. The external auditors, Ernst & Young and KPMG, both attended the meetings of the Audit Committee.
At the annual General Meeting of Shareholders on April 27, 2004, Ernst & Young was appointed to audit the financial statements of ING Group for the financial years 2004 to 2007 inclusive, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting as of December 31, 2007.
In 2006, the Supervisory Board, at the suggestion of the Audit Committee and the Executive Board, concluded that it is more efficient that the financial audit of ING Group and its subsidiaries be assigned to one single audit firm, instead of being shared between two firms. Accordingly, both Ernst & Young and KPMG were invited to tender for the financial audit of ING Group and all of its subsidiaries in 2007. This resulted in the nomination of Ernst & Young for appointment by the annual General Meeting of Shareholders in 2008 as sole external auditor as of 2008 onwards for ING Group and its subsidiaries.
After a maximum period of five years of performing the financial audit of ING Group or ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firms and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the respective external audit firms. The Audit Committee provides recommendations to the Supervisory Board regarding these replacements, among others, based on an annual evaluation of the provided services. In line with this requirement, the lead audit partner of Ernst & Young has been succeeded after the year-end audit 2006. The rotation of other partners involved with the audit of the financial statements of ING, are subject to applicable independence legislation.
The external auditors may be questioned at the annual General Meeting of Shareholders in relation to their audit opinion on the annual accounts. The external auditors will therefore attend and be entitled to address this meeting.
Both Ernst & Young and KPMG may only provide audit and non audit services to ING Group and its subsidiaries with the permission of the Audit Committee. The Audit Committee has generally preapproved certain types of audit, audit-related, tax and non-audit services to be provided by ING’s external audit firms on an annual basis. Services that have not been generally pre-approved by the Audit Committee should not be provided by the external auditor or should be specifically pre-approved by the Audit Committee after recommendation of local management.
The Audit Committee also sets the maximum annual amount that may be spent for pre-approved services. Throughout the year the external audit firms and ING monitor the amounts paid versus the pre-approved amounts. The external auditor provides the Audit Committee with a full overview of all services provided to ING, including related fees, supported by sufficiently detailed information. This overview is periodically evaluated by the Audit Committee during the year.
Audit fees
Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of ING Group and statutory financial statements of ING’s subsidiaries or services provided in connection with the audit of Form 20-F and other filings for regulatory and supervisory purposes as well as the review on interim financial statements.
Audit-related fees
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. These services consisted primarily of IT audits, work performed relating to comfort letters issued in connection with prospectuses, reviews of SEC product filings and advice on accounting.
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
All other fees
Fees disclosed in the table above under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services. More details on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www. ing.com). In 2007 and 2006, the following amounts were paid to Ernst & Young and KPMG for audit services and non-audit services:

	Year ended	Year ended
	December 31, 2007	December 31, 2006
	(EUR millions)
Ernst & Young
Audit fees	35	35
Audit-related fees	5	2
Tax fees	3	2
All other fees		1

Total(1)	43	40

KPMG
Audit fees	26	28
Audit-related fees	2	2
Tax fees	2	2
All other fees	2	2

Total(1)	32	34

Total
Audit fees	61	63
Audit-related fees	7	4
Tax fees	5	4
All other fees	2	3

Total(1)	75	74

(1)	all amounts excluding VAT

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

					Maximum
				Purchased as part of	number of Shares
		Number	Average	Publicly Announced	that may be
		X 1000	price in euros	Plans or Programs	purchased
Purchases:
January	1/1/07 – 1/31/07	840	33.85
February	2/1/07 – 2/28/07	598	34.15
March	3/1/07 – 3/31/07	17,060	30.69
April	4/1/07 – 4/30/07	747	32.51
May	5/1/07 – 5/31/07	776	33.13
June	6/1/07 – 6/30/07	20,902	32.85	20,432
July	7/1/07 – 7/31/07	12,185	32.51	11,933
August	8/1/07 – 8/31/07	6,637	29.89	6,396
September	9/1/07 – 9/30/07	13,882	29.99	13,611
October	10/1/07 – 10/31/07	13,634	31.29	13,145
November	11/1/07 – 11/30/07	15,277	28.31	15,217
December	12/1/07 – 12/31/07	10,046	26.62	9,989

Total(1)		112,584	30.33	90,723

Purchases:
January	1/1/06 – 1/31/06	10,329	28.91
February	2/1/06 – 2/28/06	1,530	31.41
March	3/1/06 – 3/31/06	4,591	31.47
April	4/1/06 – 4/30/06	963	32.17
May	5/1/06 – 5/31/06	6,172	31.48
June	6/1/06 – 6/30/06	181	29.65
July	7/1/06 – 7/31/06	334	30.72
August	8/1/06 – 8/31/06	1,441	32.77
September	9/1/06 – 9/30/06	1,317	33.98
October	10/1/06 – 10/31/06	887	34.99
November	11/1/06 – 11/30/06	4,938	33.92
December	12/1/06 – 12/31/06	12,419	30.76

Total(1)		45,102	31.14

(1)	This table excludes market-making and related hedging purchases by ING Group. The table also (i) excludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group, and (ii) includes share purchases under ING Group’s delta hedging activities in respect of its employee option plans.

(2)	In May 2007, ING announced a plan to adopt a share buyback program approved for a total of EUR five (5) billion over a period of approximately12 months starting from June 2007. The share buyback program is expected to be completed in June 2008 unless the target of EUR five (5) billion is reached earlier than this date or if ING and its subsidiaries hold 10% of the outstanding issued share capital of ING Groep N.V. , which is the current maximum allowed under Dutch law.

PART III.
Item 18. Financial Statements
See pages F-1 to F-178 and the Schedules on F-190 to F-193
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report, dated October 8, 2007:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V.

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated October 8, 2007

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

Exhibit 2.7	Sixth Supplemental Indenture, dated June 13, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 12, 2007)

Exhibit 2.8
Seventh Supplemental Indenture, dated October 4, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-k filed on October 3, 2007)

Exhibit 4.1
Form of Employment Contract for Members of the Executive Board (English translation) (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 10.1	Consent of Ernst & Young Accountants

Exhibit 10.2	Consent of KPMG Accountants

Exhibit 10.3	Consent of Ernst & Young Reviseurs d’Entrerprises SCCRL.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ING Groep N.V. (Registrant)

By:	/s/ J. Hele

Name:	John Hele
Title:	Chief Financial Officer
Date: March 17, 2008

ADDITIONAL INFORMATION
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2007, 2006, 2005 and 2004 is set forth under IFRS-EU. Information for 2003 is set forth under Dutch GAAP, which differs in significant respects from IFRS-EU. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented below.

	Year Ended December 31,
	2007	2006	2005
Return on equity of the banking operations	16.7%	19.4%	24.2%
Return on equity of ING Group	24.2%	23.5%	26.6%
Dividend pay-out ratio of ING Group	34.3%	37.0%	35.5%
Return on assets of ING Group	0.7%	0.6%	0.5%
Equity to assets of ING Group	2.8%	3.1%	2.6%
Net interest margin of the banking operations	0.9%	1.1%	1.2%
AVERAGE BALANCES AND INTEREST RATES
The following tables show the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest result figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest result figures to the corresponding line items in the consolidated financial statements is provided hereunder.

ASSETS

	Interest-earning assets
	2007			2006			2005
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	25,730	960	3.7	13,138	522	4.0	3,553	99	2.8
foreign	61,531	2,381	3.9	51,553	1,799	3.5	25,576	1,022	4.0
Loans and advances
domestic	270,149	11,290	4.2	243,306	9,566	3.9	222,459	8,331	3.7
foreign	296,055	17,044	5.8	273,383	13,520	4.9	247,444	11,035	4.5
Interest-earning securities(1)
domestic	34,993	1,295	3.7	38,310	1,248	3.3	35,423	1,031	2.9
foreign	173,248	8,660	5.0	185,411	8,003	4.3	176,247	6,773	3.8
Other interest-earning assets
domestic	8,208	514	6.3	5,910	165	2.8	848	89	10.5
foreign	11,520	517	4.5	9,743	333	3.4	6,971	224	3.2

Total	881,434	42,661	4.8	820,754	35,156	4.3	718,521	28,604	4.0
Non-interest earning assets	57,980			51,317			45,054

Derivatives assets	33,025			27,212			28,310

Total assets(1)	972,439			899,283			791,885

Percentage of assets applicable to foreign operations		61.1%			63.6%			63.5%
Interest income on derivatives		33,622			23,521			19,253
other		576			585			485

Total interest income		76,859			59,262			48,342

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2007			2006			2005
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	40,487	1,801	4.4	46,930	1,979	4.2	31,928	814	2.5
foreign	37,583	1,991	5.3	34,368	1,255	3.7	32,898	869	2.6
Demand deposits(5)
domestic	106,597	1,682	1.6	92,488	1,293	1.4	78,030	595	0.8
foreign	40,173	1,060	2.6	32,533	692	2.1	27,930	502	1.8
Time deposits(5)
domestic	28,535	1,388	4.9	27,983	1,168	4.2	16,764	485	2.9
foreign	35,281	1,338	3.8	31,160	1,205	3.9	29,976	901	3.0
Savings deposits(5)
domestic	63,109	1,475	2.3	66,845	1,562	2.3	63,157	1,494	2.4
foreign	228,030	8,603	3.8	228,656	7,682	3.4	198,855	6,208	3.1
Short term debt
domestic	5,557	285	5.1	4,133	165	4.0	2,815	88	3.1
foreign	46,548	2,685	5.8	35,605	1,768	5.0	28,203	1,269	4.5
Long term debt
domestic	12,903	813	6.3	14,050	798	5.7	13,971	675	4.8
foreign	21,155	1,063	5.0	40,291	1,532	3.8	47,443	2,037	4.3
Subordinated liabilities
domestic	18,938	1,079	5.7	18,713	1,023	5.5	16,702	920	5.5
foreign	1,574	82	5.2	2,229	119	5.3	2,605	153	5.9
Other interest-bearing liabilities
domestic	77,426	3,220	4.2	46,096	1,260	2.7	38,678	919	2.4
foreign	90,157	5,131	5.7	72,665	2,471	3.4	58,639	1,784	3.0

Total	854,053	33,696	3.9	794,745	25,972	3.3	688,594	19,713	2.9
Non-interest bearing liabilities	64,649			57,099			55,612
Derivatives liabilities	30,591			25,706			27,290
Total Liabilities	949,293			877,550			771,496
Group Capital	23,146			21,733			20,389

Total liabilities and capital	972,439			899,283			791,885

Percentage of liabilities applicable to foreign operations		59.2%			61.4%			62.1%
Other interest expense:
interest expenses on derivatives		33,298			23,243			18,836
other		828			712			631

Total interest expense		67,822			49,927			39,180

Total net interest result		9,037			9,335			9,162

(5)	These captions do not include deposits from banks.

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

	2007 over 2006			2006 over 2005
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	500	(62)	438	267	156	423
foreign	348	234	582	1,038	(261)	777
Loans and advances
domestic	1,055	669	1,724	781	454	1,235
foreign	1,121	2,403	3,524	1,157	1,328	2,485
Interest-earning securities
Domestic	(108)	155	47	84	133	217
foreign	(525)	1,182	657	352	878	1,230
Other interest-earning assets
domestic	64	285	349	531	-455	76
foreign	61	123	184	89	20	109
Interest income
domestic	1,511	1,047	2,558	1,663	288	1,951
foreign	1,005	3,942	4,947	2,636	1,965	4,601

Total	2,516	4,989	7,505	4,299	2,253	6,552

Other interest income			10,092			4,368

Total interest income			17,597			10,920

	2007 over 2006			2006 over 2005
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	(272)	94	(178)	382	783	1,165
foreign	117	619	736	39	347	386
Demand deposits
domestic	197	192	389	110	588	698
foreign	163	205	368	83	107	190
Time deposits
domestic	23	197	220	325	358	683
foreign	159	(26)	133	36	268	304
Savings deposits
domestic	(87)		(87)	87	(19)	68
foreign	(21)	942	921	930	544	1,474
Short term debt
domestic	57	63	120	41	36	77
foreign	543	374	917	333	166	499
Long term debt
domestic	(65)	80	15	4	119	123
foreign	(728)	259	(469)	(307)	(198)	(505)
Subordinated liabilities
domestic	12	44	56	111	(8)	103
foreign	(35)	(2)	(37)	(22)	(12)	(34)
Other interest-bearing liabilities
domestic	856	1,103	1,959	176	165	341
foreign	595	2,065	2,660	427	260	687
Interest expense
domestic	721	1,773	2,494	1,236	2,022	3,258
foreign	793	4,436	5,229	1,519	1,482	3,001

Total	1,514	6,209	7,723	2,755	3,504	6,259

Other interest expense			10,171			4,488

Total interest expense			17,894			10,747

Net interest
domestic	790	(727)	63	165	(1,472)	(1,307)
Foreign	211	(494)	(282)	1,178	422	1,600

Net interest	1001	(1,221)	(219)	1,343	(1,050)	293

Other net interest result			(79)			(120)

Net interest result			(298)			173

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS
The following table shows the balance sheet value under IFRS-EU of the investments of the Group’s banking operations.

	Year ended December 31
	2007	2006	2005
	(EUR millions)
Debt securities available for sale
Dutch government	4,741	6,106	6,052
German government	5,960	8,076	9,664
Central banks	331	213	159
Belgian government	11,017	14,225	15,711
Other governments	26,090	27,959	32,001
Corporate debt securities
Banks and financial institutions	36,860	26,791	29,418
Other corporate debt securities	2,145	9,900	3,815
U.S. Treasury and other U.S. Government agencies	163	322	1,424
Other debt securities	52,699	57,941	60,808

Total debt securities available for sale	140,006	151,533	159,052

Debt securities held to maturity
Dutch government			452
German government	789	790	792
Other governments	969	564	767
Banks and financial institutions	14,249	13,970	14,375
Other corporate debt securities	39	40	40
U.S. Treasury and other U.S. Government agencies	102	233	361
Other debt securities	605	2,063	2,150

Total debt securities held to maturity	16,753	17,660	18,937

Shares and convertible debentures	3,626	1,898	2,147
Land and buildings (1)	4,997	5,005	3,205

Total	165,382	176,096	183,340

(1)	Including commuted ground rents
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

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities available for sale
Dutch government	83		1,985		2,673
German government	707		2,330		2,917
Belgian government	3,033		5,195		2,717
Central banks	40		139		152
Other governments	4,944		10,662		9,069
Banks and financial institutions	9,570		14,934		10,709
Corporate debt securities	411		1,336		345
U.S. Treasury and other U.S. Government agencies	52		111
Other debt securities	1,251		12,232		8,602

Total debt securities available for sale	20,091	5.5	48,924	4.9	37,184	4.3

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities available for sale
Dutch government			4,741
German government	6		5,960
Belgian government	72		11,017
Central banks			331
Other governments	1,415		26,090
Banks and financial institutions	1,647		36,860
Corporate debt securities	53		2,145
U.S. Treasury and other U.S. Government agencies			163
Other debt securities	30,613		52,699

Total debt securities available for sale	33,806	5.3	140,006

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities held to maturity
Dutch government
German government			690		99
Belgian government
Central banks
Other governments	146		413		410
Banks and financial institutions	1,278		7,106		5,765
Corporate debt securities					39
U.S. Treasury and other U.S. Government agencies	68		34
Other debt securities	120		261		224

Total debt securities held to maturity	1,612	4.4	8,504	3.7	6,537	4.1

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities held to maturity
Dutch government
German government			789
Belgian government
Central banks
Other governments			969
Banks and financial institutions	100		14,249
Corporate debt securities			39
U.S. Treasury and other U.S. Government agencies			102
Other debt securities			605

Total debt securities held to maturity	100	4.5	16,753

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.
On December 31, 2007, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2007
	Book value	Market value
	(EUR millions)
Dutch government	4,741	4,741
Belgian government	11,017	11,017
German government	6,749	6,741

LOAN PORTFOLIO
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables. The following table sets forth the gross loans and advances to banks and customers as of December 31, 2007, 2006, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31
	2007	2006	2005	2004
		(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	14,679	16,450	13,907	7,296
Loans secured by mortgages	141,314	120,753	111,257	103,594
Loans to or guaranteed by credit institutions	16,347	6,747	4,573	7,323
Other private lending	6,975	6,484	9,943	6,420
Other corporate lending	105,114	89,999	80,540	35,897

Total domestic offices	284,429	240,433	220,220	160,530

By foreign offices:
Loans guaranteed by public authorities	8,961	9,503	17,535	17,118
Loans secured by mortgages	132,614	87,457	69,855	53,156
Loans to or guaranteed by credit institutions	31,929	32,072	23,721	26,471
Other private lending	17,784	16,422	15,200	8,474
Other corporate lending	100,601	89,547	84,355	88,639

Total foreign offices	291,889	235,001	210,666	193,858

Total gross loans and advances to banks and customers	576,318	475,434	430,886	354,388

The following table sets forth the gross loans and advances to banks and customers as of December 31, 2003 under Dutch GAAP.
Dutch GAAP

Year ended December 31
2003
(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	6,473
Loans secured by mortgages	94,125
Loans to or guaranteed by credit institutions	8,367
Other private lending	7,009
Other corporate lending	36,861

Total domestic offices	152,835

By foreign offices:
Loans guaranteed by public authorities	16,603
Loans secured by mortgages	39,604
Loans to or guaranteed by credit institutions	17,879
Other private lending	7,813
Other corporate lending	86,722

Total foreign offices	168,621

Total gross loans and advances to banks and customers	321,456

Maturities and sensitivity of loans to changes in interest rates
The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2007.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	3,727	1,146	9,806	14,679
Loans secured by mortgages	7,807	15,445	118,062	141,314
Loans guaranteed by credit institutions	14,676	1,459	212	16,347
Other private lending	5,113	549	1,313	6,975
Other corporate lending	86,866	10,328	7,920	105,114

Total domestic offices	118,189	28,927	137,313	284,429

By foreign offices:
Loans guaranteed by public authorities	2,980	2,943	3,038	8,961
Loans secured by mortgages	11,586	27,503	93,525	132,614
Loans guaranteed by credit institutions	24,885	5,244	1,800	31,929
Other private lending	10,953	3,185	3,646	17,784
Other corporate lending	44,630	27,221	28,750	100,601

Total foreign offices	95,034	66,096	130,759	291,889

Total gross loans and advances to banks and customers	213,223	95,023	268,072	576,318

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2007.

	1 year or	Over 1
	less	year	Total
	(EUR millions)
Non-interest earning	5,865	308	6,173
Fixed interest rate	79,520	116,408	195,928
Semi-fixed interest rate(1)	4,265	154,130	158,395
Variable interest rate	123,573	92,249	215,822

Total	213,223	363,095	576,318

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”
Loan concentration
The following industry concentrations were in excess of 10% of total loans as of December 31, 2007:

Total outstandings
%
Financial institutions	36.2%
Private individuals	33.9%

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
In 2005 with the implementation of IAS 32 and IAS 39, once a loan has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. As all loans continue to accrue interest under IFRS-EU, the non-accrual loan status is no longer used to identify ING Group’s risk elements. Therefore, as from 2005, no loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans.
The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2007, 2006, 2005 and 2004 under IFRS-EU.

	Year ended December 31
	2007	2006	2005	2004
IFRS-EU		(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	1,159	1,317	1,664	577
Foreign	1,892	2,426	2,112	510

Total loans past due 90 days and still accruing interest	3,051	3,743	3,776	1,087

Non-accrual
Domestic				1,143
Foreign				2,284

Total non-accrual loans				3,427

Total loans past due 90 days and still accruing interest and non-accrual loans	3,051	3,743	3,776	4,514

As of December 31, 2007, EUR 3,043 million of the loans past due 90 days and still accruing interest have a loan loss provision. The remaining loans past due 90 days and still accruing interest have also been reviewed for impairment; however, based on our measurement of the impairment, no impairment loss has been determined. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 3,851 million as of December 31, 2007.

The following table sets forth the outstanding balances of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2003 under Dutch GAAP.

Year ended December 31
2003
Dutch GAAP	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	830
Foreign	819

Total loans past due 90 days and still accruing interest	1,649

Non-accrual
Domestic	965
Foreign	2,599

Total non-accrual loans	3,564

Total loans past due 90 days and still accruing interest and non-accrual loans	5,213

Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.
The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2007, 2006, 2005 and 2004 under IFRS-EU.

	Year ended December 31
IFRS-EU	2007	2006	2005	2004
		(EUR millions)
Troubled debt restructurings
Domestic	45	163	495	197
Foreign	47	199	582	651

Total troubled debt restructurings	92	362	1,077	848

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2003 under Dutch GAAP.

Year ended December 31
2003
Dutch GAAP	(EUR millions)
Troubled debt restructurings
Domestic	115
Foreign	516

Total troubled debt restructurings	631

Interest Income on Troubled Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2007 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2007.

	Year ended December 31, 2007
	(EUR millions)
	Domestic	Foreign
	Offices	Offices	Total
Interest income that would have been recognized under the original contractual terms	5	3	8
Interest income recognized in the profit and loss account	3	4	7
Potential Problem Loans
Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 2,883 million as of December 31, 2007. Of this total, EUR 2,155 million relates to domestic loans and EUR 728 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.
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
Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2007, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.
The following tables analyze cross-border outstandings as of the end of December 31, 2007, 2006 and 2005 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended December 31, 2007
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
			(EUR millions)
United Kingdom	144	27,501	44,621	1,403	73,669	6,018
United States	33	4,035	26,821	14,852	45,741	13,050
France	5,777	17,811	6,864	4,474	34,926	2,295
Germany	4,839	10,361	4,499	4,428	24,127	9,500
Italy	10,381	4,642	4,378	1,117	20,518	1,318
Spain	2,375	7,749	6,183	685	16,992	2,139
Belgium	2,638	5,782	3,607	1,683	13,710	14,999

	Year ended December 31, 2006
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
			(EUR millions)
United Kingdom	60	29,787	51,344	2,437	83,628	9,840
United States	114	7,241	33,388	4,102	44,845	11,353
France	4,831	12,012	5,658	3,491	25,992	2,776
Germany	6,855	10,233	4,244	1,906	23,238	7,898
Italy	11,819	4,011	5,704	1,118	22,652	1,445
Spain	2,494	7,766	8,194	923	19,377	2,071

	Year ended December 31, 2005
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
			(EUR millions)
United Kingdom	42	23,954	41,139	1,531	66,666	4,728
United States	538	6,027	32,154	3,192	41,911	12,148
Germany	8,605	12,677	2,744	3,840	27,866	3,445
France	5,398	7,931	4,659	1,391	19,379	5,067
Italy	10,407	3,618	4,589	449	19,063	1,031
Spain	4,946	6,101	5,785	917	17,749	1,592
There were no cross-border outstandings between 0.75% and 1% of total assets, at year end 2007.
On December 31, 2006, Ireland and Belgium had EUR 10,049 million and EUR 9,523 million, respectively, of cross-border outstandings between 0.75% and 1% of total assets. On December 31, 2005, Ireland and Belgium had EUR 11,400 million and EUR 10,201 million, respectively, of cross-border outstandings between 0.75% and 1% of total assets.
Summary of Loan Loss Experience
For further explanation on loan loss provision see “Loan Loss Provisions” in Note 2.1 to the consolidated financial statements.
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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2007, 2006 and 2005 under IFRS-EU.

	Calendar period
IFRS-EU	2007	2006	2005	2004
		(EUR millions)
Balance on January 1	2,642	3,313	4,262	4,671
Implementation IAS 32 and IAS 39 (1)			(398)
Change in the composition of the Group	98	(101)	(4)	(38)
Charge-offs:
Domestic:
Loans guaranteed by public authorities				(1)
Loans secured by mortgages	(22)	(32)	(8)	(3)
Loans to or guaranteed by credit institutions	(11)	(11)	(12)	(22)
Other private lending	(115)	(108)	(107)	(57)
Other corporate lending	(189)	(136)	(164)	(156)
Foreign:
Loans guaranteed by public authorities	(25)		(9)	(13)
Loans secured by mortgages	(11)	(26)	(23)	(31)
Loans to or guaranteed by credit institutions	(2)	(5)	(4)	20
Other private lending	(104)	(70)	(78)	(57)
Other corporate lending	(473)	(303)	(437)	(589)

Total charge-offs	(952)	(691)	(842)	(909)

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages
Loans to or guaranteed by credit institutions	2	4		6
Other private lending	3	11	6	3
Other corporate lending		1
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	1			(1)
Loans to or guaranteed by credit institutions				23
Other private lending	30	49	39	11
Other corporate lending	23	21	16	42

Total recoveries	59	86	61	84

Net charge-offs	(893)	(605)	(781)	(825)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	154	35	234	454

Balance on December 31	2,001	2,642	3,313	4,262

Ratio of net charge-offs to average loans and advances to banks and customers	0.16%	0.12%	0.17%	0.24%

(1)	Consists of release of unallocated provision for loan losses of EUR (592) million and reclassification from other assets for provision for interest on impaired loans of EUR 194 million.

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2003 under Dutch GAAP.

Calendar period
2003
Dutch GAAP	(EUR millions)
Balance on January 1	4,870
Change in the composition of the Group	104
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	(1)
Loans to or guaranteed by credit institutions	(27)
Other private lending	(65)
Other corporate lending	(166)
Foreign:
Loans guaranteed by public authorities	(1)
Loans secured by mortgages	(30)
Loans to or guaranteed by credit institutions	(10)
Other private lending	(105)
Other corporate lending	(797)

Total charge-offs	(1,202)

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages
Loans to or guaranteed by credit institutions	7
Other private lending	9
Other corporate lending
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages
Loans to or guaranteed by credit institutions	4
Other private lending	10
Other corporate lending	19

Total recoveries	49

Net charge-offs	(1,153)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations), excluding foreign currency exchange	850

Balance on December 31	4,671

Ratio of net charge-offs to average loans and advances to banks and customers	0.37%
Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2007, 2006 and 2005 under IFRS-EU.

	Year ended December 31
	2007		2006		2005		2004
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
IFRS-EU	(EUR millions)
Domestic:
Loans guaranteed by public authorities		2.56		3.46	1	3.23	1	2.06
Loans secured by mortgages	96	24.62	96	25.40	93	25.82	198	29.23
Loans to or guaranteed by credit institutions	11	2.85		1.42		1.06		2.07
Other private lending	181	1.21	357	1.36	230	2.31	181	1.81
Other corporate lending	377	17.91	280	18.93	594	18.69	692	10.13

Total domestic	665	49.15	733	50.57	918	51.11	1,072	45.30
Foreign:
Loans guaranteed by public authorities	1	1.56	2	2.00	2	4.07	36	4.83
Loans secured by mortgages	203	23.10	177	18.40	273	16.20	213	15.00
Loans to or guaranteed by credit institutions	3	5.56	6	6.75	13	5.51	23	7.47
Other private lending	374	3.10	408	3.45	408	3.53	344	2.39
Other corporate lending	755	17.53	1,316	18.83	1,699	19.58	2,574	25.01

Total foreign	1,336	50.85	1,909	49.43	2,395	48.89	3,190	54.70

Total	2,001	100.00	2,642	100.00	3,313	100.00	4,262	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2003 under Dutch GAAP.

	Year ended December 31
		2003
	EUR	%(1)
Dutch GAAP	(EUR millions)
Domestic:
Loans guaranteed by public authorities		2.00
Loans secured by mortgages	164	29.15
Loans to or guaranteed by credit institutions		2.59
Other private lending	258	2.17
Other corporate lending	728	11.83

Total domestic	1,150	47.75
Foreign:
Loans guaranteed by public authorities	30	5.14
Loans secured by mortgages	238	12.27
Loans to or guaranteed by credit institutions	28	5.54
Other private lending	385	2.42
Other corporate lending	2,840	26.89

Total foreign	3,521	52.25

Total	4,671	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
DEPOSITS
The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 6.68% to EUR 633,924 million for 2007, compared to 2006. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.

Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets.
Certificates of deposit represent 31% of the category ‘Debt securities’ (19% at the end of 2006). These instruments are issued as part of liquidity management with maturities generally of less than three months.
The following table includes the average deposit balance by category of deposit and the related average rate.

	2007		2006		2005
	Average	Average	Average	Average	Average	Average
	Deposit	Rate	Deposit	Rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand —non-interest bearing	4,278		2,404		944
—interest bearing	20,909	5.3	16,118	4.5	1.231	2.3
Time	58,601	3.1	31,896	4.3	31,338	2.7
Other	1,900	4.1	1,474	4.0	9,095	2.1

Total domestic offices	85,688		51,892		42,608
In foreign offices:
Demand —non-interest bearing	2,149		1,556		1,687
—interest bearing	7,295	5.8	4,184	3.2	3,766	3.7
Time	35,679	5.3	33,802	3.4	32,649	2.7
Other	31,975	4.7	31,520	4.5	39,963	4.1

Total foreign offices	77,098		71,062		78,065

Total deposits by banks	162,786		122,954		120,673

Customer accounts
In domestic offices:
Demand —non-interest bearing	16,702		15,804		15,691
—interest bearing	100,618	2.1	86,748	1.8	70,559	0.8
Savings	63,001	2.3	66,765	2.3	63,205	2.4
Time	35,767	3.9	20,062	4.6	9,275	5.2
Other	1,578	4.8	1,809	4.5	2,966	3.1

Total domestic offices	217,666		191,188		161,696
In foreign offices:
Demand —non-interest bearing	4,887		4,401		3,780
—interest bearing	41,519	3.5	33,403	2.3	30,134	1.7
Savings	228,030	3.8	228,636	3.4	200,066	3.1
Time	34,987	3.8	28,149	3.9	26,227	3.3
Other	4,672	3.6	9,673	1.4	16,777	1.7

Total foreign offices	314,095		304,262		276,984

Total customers accounts	531,761		495,450		438,680

Debt securities
In domestic offices:
Debentures	5,054	5.0	5,481	4.4	5,141	6.2
Certificates of deposit	3,441	4.7	2,531	3.8	1,566	2.8
Other	2,216	5.7	1,722	4.2	1,396	3.4

Total domestic offices	10,711		9,734		8,103
In foreign offices:
Debentures	8,609	5.8	23,197	3.8	19,447	7.1
Certificates of deposit	17,815	5.9	11,027	5.0	7,715	4.5
Other	32,008	5.3	28,150	4.7	24,009	3.6

Total foreign offices	58,432		62,374		51,171

Total debt securities	69,143		72,108		59,274

For the years ended December 31, 2007, 2006 and 2005, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 78,227 million, EUR 69,838 million and EUR 46,126 million, respectively.
On December 31, 2007, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates of
	deposit		Other time deposits
	(EUR	%	(EUR	%
	millions)		millions)
3 months or less	5,476	90.3	78,802	89.6
6 months or less but over 3 months	412	6.8	4,011	4.6
12 months or less but over 6 months	172	2.8	2,672	3.0
Over 12 months	8	0.1	2,504	2.8

Total	6,068	100	87,989	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2007.

(EUR millions)
Time certificates of deposit	15,785
Other time deposits	90,544
Total	106,329

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.
The following table sets forth certain information relating to the categories of our short-term borrowings.

	Year ended December 31
	2007	2006	2005
	(EUR millions,
IFRS-EU	except % data)
Commercial paper:
Balance at the end of the year	14,393	35,682	22,836
Monthly average balance outstanding during the year	30,403	26,416	21,314
Maximum balance outstanding at any period end during the year	37,304	35,682	23,265
Weighted average interest rate during the year	5.80%	4.87%	3.86%
Weighted average interest rate on balance at the end of the year	6.02%	3.60%	3.60%

Securities sold under repurchase agreements:
Balance at the end of the year	127,111	101,239	79,609
Monthly average balance outstanding during the year	124,723	103,951	77,611
Maximum balance outstanding at any period end during the year	142,753	122,619	95,616
Weighted average interest rate during the year	4.66%	3.03%	2.38%
Weighted average interest rate on balance at the end of the year	4.57%	3.11%	2.32%

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F — 2

CONSOLIDATED BALANCE SHEET	F — 3

CONSOLIDATED PROFIT AND LOSS ACCOUNT	F — 4

CONSOLIDATED STATEMENT OF CASH FLOWS	F — 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	F — 7

ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F — 9

ACCOUNTING POLICIES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F — 27

NOTES TO THE CONSOLIDATED BALANCE SHEET	F — 27

ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET	F — 56

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F — 78

SEGMENT REPORTING	F — 89

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS	F — 95

RISK MANAGEMENT	F — 96

CAPITAL MANAGEMENT	F — 145

SUPPLEMENTAL INFORMATION	F — 152

SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF IFRS-IASB	F — 164

SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF U.S. GAAP	F — 165

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F — 179

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ING BANK BELGIUM N.V./S.A.	F — 180

GLOSSARY	F — 182

SCHEDULE I: SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F — 190

SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION	F — 191

SCHEDULE IV: REINSURANCE	F — 192

SCHEDULE VI: SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F — 193

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
We have audited the accompanying consolidated balance sheets of ING Groep N.V. as of December 31, 2007 and 2006, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary. In our position we did not audit capital base, as defined in Note 2.2.2 to the consolidated financial statements, constituting 41% in 2007 and 37% in 2006 and net profit constituting 29% in 2007, 37% in 2006 and 45% in 2005 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion insofar as it relates to data included for ING Bank N.V. is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Groep N.V. to International Financial Reporting Standards as issued by the International Accounting Standards Board as of December 31, 2007 and for the year then ended, and the conversion of the financial statements of ING Groep N.V to U.S. generally accepted accounting principles as of December 31, 2006 and for each of the two years in the period then ended) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Groep N.V. as of December 31, 2007 and 2006, and the consolidated results of its operations, and it cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
As discussed in section “Changes in accounting policies and presentation” on page F-9 in Note 2.1.1 to the consolidated financial statements, as of January 1, 2007 ING Groep N.V. changed the level at which the adequacy test of the provision for insurance contracts is evaluated.
International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from International Financial Reporting Standards as issued by the International Accounting Standards Board and U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 2.4 and 2.5, respectively, of the Notes to the Consolidated Financial Statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ING Groep N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 17, 2008
Ernst & Young Accountants

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

amounts in millions of euros	2007	2006

ASSETS
Cash and balances with central banks 1	12,406	14,326
Amounts due from banks 2	48,875	39,868
Financial assets at fair value through profit and loss 3
— trading assets	193,213	193,977
— investments for risk of policyholders	114,827	110,547
— non-trading derivatives	7,637	6,521
— designated as at fair value through profit and loss	11,453	6,425
Investments 4
— available-for-sale	275,897	293,921
— held-to-maturity	16,753	17,660
Loans and advances to customers 5	552,964	474,437
Reinsurance contracts 17	5,874	6,529
Investments in associates 6	5,014	4,343
Real estate investments 7	4,829	6,974
Property and equipment 8	6,237	6,031
Intangible assets 9	5,740	3,522
Deferred acquisition costs 10	10,692	10,163
Other assets 11	40,099	31,063

Total assets	1,312,510	1,226,307

EQUITY
Shareholders’ equity (parent) 12	37,208	38,266
Minority interests	2,323	2,949

Total equity	39,531	41,215

LIABILITIES
Preference shares 13	21	215
Subordinated loans 14	7,325	6,014
Debt securities in issue 15	66,995	78,133
Other borrowed funds 16	27,058	29,639
Insurance and investment contracts 17	265,712	268,683
Amounts due to banks 18	166,972	120,839
Customer deposits and other funds on deposit 19	525,216	496,680
Financial liabilities at fair value through profit and loss 20
— trading liabilities	148,988	127,975
— non-trading derivatives	6,951	4,934
— designated as at fair value through profit and loss	13,882	13,702
Other liabilities 21	43,859	38,278

Total liabilities	1,272,979	1,185,092

Total equity and liabilities	1,312,510	1,226,307

References relate to the notes starting on page F — 27 which form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

amounts in millions of euros	2007	2007	2006	2006	2005	2005
Interest income banking operations	76,749		59,170		48,176
Interest expense banking operations	(67,773)		(49,978)		(39,109)

Interest result banking operations 34		8,976		9,192		9,067
Gross premium income 35		46,818		46,835		45,758
Investment income 36		13,352		10,907		10,434
Net gains/losses on disposals of group companies		430		1		390
Gross commission income	7,693		6,867		5,845
Commission expense	(2,866)		(2,551)		(2,098)

Commission income 37		4,827		4,316		3,747
Valuation results on non-trading derivatives 38		(561)		89		47
Net trading income 39		1,119		1,172		426
Share of profit from associates 6		740		638		541
Other income 40		885		471		710

Total income		76,586		73,621		71,120

Gross underwriting expenditure	51,818		53,065		54,594
Investment income for risk of policyholders	(1,079)		(2,702)		(5,074)
Reinsurance recoveries	(1,906)		(2,175)		(2,400)

Underwriting expenditure 41		48,833		48,188		47,120
Addition to loan loss provisions 5		125		103		88
Other impairments 42		(3)		27		76
Staff expenses 43		8,261		7,918		7,646
Other interest expenses 44		1,102		1,016		969
Other operating expenses 45		7,225		6,429		6,327

Total expenses		65,543		63,681		62,226

Profit before tax		11,043		9,940		8,894

Taxation 46		1,535		1,907		1,379

Net profit (before minority interests)		9,508		8,033		7,515

Attributable to:
Shareholders of the parent		9,241		7,692		7,210
Minority interests		267		341		305

		9,508		8,033		7,515

amounts in euros	2007	2006	2005

Earnings per ordinary share attributable to shareholders of parent 47	4.32	3.57	3.32
Diluted earnings per ordinary share 47	4.28	3.53	3.32
Dividend per ordinary share 48	1.48	1.32	1.18
References relate to the notes starting on page F — 78 which form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

amounts in millions of euros	2007	2006	2005

Profit before tax	11,043	9,940	8,894
Adjusted for — depreciation	1,382	1,298	1,278
— deferred acquisition costs and VOBA	(1,338)	(1,317)	(1,141)
— increase in provisions for insurance and investment contracts	26,494	17,689	21,250
— addition to loan loss provisions	125	103	88
— other	(3,897)	(4,778)	(1,282)
Taxation paid	(1,347)	(1,739)	(1,398)
Changes in — amounts due from banks, not available on demand	(8,690)	3,117	(720)
— trading assets	2,997	(48,168)	(29,925)
— non-trading derivatives	261	(179)	2,596
— other financial assets at fair value through profit and loss	(4,878)	3,930	(2,193)
— loans and advances to customers	(75,501)	(59,800)	(62,709)
— other assets	(6,534)	1,218	(7,551)
— amounts due to banks, not payable on demand	15,414	1,925	19,405
— customer deposits and other funds on deposit	28,640	47,521	62,089
— trading liabilities	20,916	38,821	13,442
— other financial liabilities at fair value through profit and loss	44	2,405	8,398
— other liabilities	6,577	(2,416)	3,568

Net cash flow from operating activities	11,708	9,570	34,089

Investments and advances — group companies	(3,215)	(2,358)	(250)
— associates	(1,221)	(449)	(858)
— available-for-sale investments	(284,006)	(295,086)	(260,769)
— held-to-maturity investments			(1,030)
— real estate investments	(876)	(1,588)	(1,156)
— property and equipment	(575)	(568)	(540)
— assets subject to operating leases	(1,393)	(1,164)	(991)
— investments for risk of policyholders	(54,438)	(44,116)	(41,781)
— other investments	(316)	(250)	(164)
Disposals and redemptions — group companies	1,012	490	703
— associates	1,049	459	1,058
— available-for-sale investments	281,198	271,983	218,847
— held-to-maturity investments	822	1,343	245
— real estate investments	309	1,294	1,030
— property and equipment	151	292	483
— assets subject to operating leases	417	402	391
— investments for risk of policyholders	47,136	37,945	34,464
— other investments	13	51	13

Net cash flow from investing activities 51	(13,933)	(31,320)	(50,305)

Proceeds from issuance of subordinated loans	1,764	865	1,901
Repayments of subordinated loans		(600)	(177)
Proceeds from borrowed funds and debt securities	455,629	304,228	237,340
Repayments of borrowed funds and debt securities	(464,982)	(283,728)	(229,498)
Issuance of ordinary shares	397	5	114
Payments to acquire treasury shares	(3,446)	(1,422)	(303)
Sales of treasury shares	846	373	55
Dividends paid	(3,039)	(2,716)	(2,461)

Net cash flow from financing activities	(12,831)	17,005	6,971

Net cash flow 52	(15,056)	(4,745)	(9,245)

Cash and cash equivalents at beginning of year	(1,795)	3,335	11,588
Implementation IAS 32/39			692
Effect of exchange rate changes on cash and cash equivalents	40	(385)	300

Cash and cash equivalents at end of year 53	(16,811)	(1,795)	3,335

Cash and cash equivalents at December 31, 2007 of EUR (16,811) million includes cash and balances with central banks of EUR 12,406 million. Reference is made to Note 53 ‘Cash and Cash equivalents’.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,
References relate to the notes starting on page F — 95 which form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

				Total
	Share	Share		shareholders’	Minority	Total
amounts in millions of euros	capital	premium	Reserves	equity (parent)	interests	equity

Balance as at January 1, 2005	634	8,525	14,910	24,069	3,481	27,550

Implementation IAS 32/39 and IFRS 4	(104)	(191)	4,398	4,103	(1,386)	2,717

Unrealized revaluations after taxation			2,514	2,514	(32)	2,482
Realized gains/losses transferred to profit and loss			(663)	(663)		(663)
Changes in cash flow hedge reserve			764	764		764
Transfer to insurance liabilities/DAC			(89)	(89)	17	(72)
Employee stock option and share plans			63	63		63
Exchange rate differences			1,217	1,217	14	1,231

Total amount recognized directly in equity			3,806	3,806	(1)	3,805

Net profit			7,210	7,210	305	7,515

			11,016	11,016	304	11,320

Changes in composition of the group					(710)	(710)
Dividends (1)			(2,461)	(2,461)		(2,461)
Exercise of warrants and options		9		9		9

Balance as at December 31, 2005	530	8,343	27,863	36,736	1,689	38,425

Unrealized revaluations after taxation			(1,096)	(1,096)	(8)	(1,104)
Realized gains/losses transferred to profit and loss			(759)	(759)	(1)	(760)
Changes in cash flow hedge reserve			(696)	(696		(696)
Transfer to insurance liabilities/DAC			820	820	(3	817
Employee stock option and share plans			100	100	2	102
Exchange rate differences			(1,335)	(1,335)	(70)	(1,405)

Total amount recognized directly in equity			(2,966)	(2,966)	(80)	(3,046)

Net profit			7,692	7,692	341	8,033

			4,726	4,726	261	4,987

Changes in composition of the group					1,034	1,034
Dividends (2)			(2,681)	(2,681)	(35)	(2,716)
Purchase/sale of treasury shares			(520)	(520)		(520)
Exercise of warrants and options		5		5		5

Balance as at December 31, 2006	530	8,348	29,388	38,266	2,949	41,215

Unrealized revaluations after taxation			(1,135)	(1,135)	(109)	(1,244)
Realized gains/losses transferred to profit and loss			(3,186)	(3,186)		(3,186)
Changes in cash flow hedge reserve			(925)	(925)		(925)
Transfer to insurance liabilities/DAC			1,132	1,132	5	1,137
Employee stock option and share plans			104	104		104
Exchange rate differences			(1,381)	(1,381)	23	(1,358)
Other revaluations					31	31

Total amount recognized directly in equity			(5,391)	(5,391)	(50)	(5,441)

Net profit			9,241	9,241	267	9,508

			3,850	3,850	217	4,067

Changes in composition of the group					(745)	(745)
Dividends (3)			(2,999)	(2,999)	(40)	(3,039)
Purchase/sale of treasury shares			(2,304)	(2,304)		(2,304)
Exercise of warrants and options	4	391		395		395
Change in minority interest shareholdings					(58)	(58)

Balance as at December 31, 2007	534	8,739	27,935	37,208	2,323	39,531

(1)	2004 final dividend of EUR 0.58 per ordinary share and 2005 interim dividend of EUR 0.54 per ordinary share.

(2)	2005 final dividend of EUR 0.64 per ordinary share and 2006 interim dividend of EUR 0.59 per ordinary share.

(3)	2006 final dividend of EUR 0.73 per ordinary share and 2007 interim dividend of EUR 0.66 per ordinary share.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,
In 2007, deferred taxes for the year with regard to unrealized revaluations amounted to EUR 1,451 million (2006: EUR 1,339 million). For details on deferred tax see Note 21 ‘Other liabilities’.
Reserves include Revaluation reserve of EUR 4,937 million (2006: EUR 9,453 million; 2005: EUR 11,206 million), Currency translation reserve of EUR (1,354) million (2006: EUR (473) million; 2005: EUR 668 million) and Other reserves of EUR 24,352 million (2006: EUR 20,408 million; 2005: EUR 15,989 million). Changes in individual components are presented in Note 12 ‘Shareholders’ equity (parent)’.
For details on Implementation IAS 32/39 and IFRS 4 refer to section ‘Implementation of IAS 32, IAS 39 and IFRS 4’ at the end of the Accounting policies section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in millions of euros, unless stated otherwise
2.1.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.1.1.	ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP
AUTHORIZATION OF ANNUAL ACCOUNTS
The consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended December 31, 2007 were authorized for issue in accordance with a resolution of the Executive Board on March 17, 2008. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principle activities of ING Group are described in the section ‘ING at a glance’ in section 1.1.
BASIS OF PRESENTATION
ING Group applies International Financial Reporting Standards as adopted by the European Union (‘EU’).
IFRS 7 ‘Financial Instruments: Disclosure’ became effective as of January 1, 2007. Also during the year IFRIC 11 ‘Group and treasury share transactions’ became effective. Neither of these recent standards and interpretations has had a material effect on equity nor profit for the period. Recently issued standards and interpretations that became effective after January 1, 2007 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standard or interpretation.
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
As permitted by IFRS-EU ING Group adopted IAS 32 and IAS 39 and IFRS 4 for the accounting period beginning on January 1, 2005. For the resulting changes in policies made as at January 1, 2005 see section ‘Implementation of IAS 32, IAS 39 and IFRS 4’ at the end of the ‘Accounting policies’ section.
As explained in the section ‘Principles of valuation and determination of results’ and in Note 23 ‘Derivatives and hedge accounting’ ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU.
CHANGES IN ACCOUNTING POLICIES AND PRESENTATION
As of January 1, 2007, the level at which the adequacy test of the provision for insurance contracts is evaluated has been aligned to the business lines, which is the level at which performance is evaluated and segments are reported.
Previously, if it was determined using a best estimate (50%) confidence level that a shortfall existed in a business unit, then this shortfall was immediately recorded in the profit and loss account. Under the new policy, if it is determined using a best estimate (50%) confidence level that a shortfall exists in a business unit, and there are no offsetting amounts within other business units in the Business Line, then this shortfall is immediately recorded in the profit and loss account. This change in accounting policy has no effect on the equity or profit for any of the years presented in these annual accounts.
The presentation of, and certain terms used in, the balance sheet, the profit and loss account, cash flow statement, statement of changes in equity and certain notes has been changed to provide additional and more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation.

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
See section ‘Risk management’ for a sensitivity analysis of net profit and shareholders’ equity to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Fair values of financial assets and liabilities
Fair values of financial assets and liabilities are determined using quoted market prices, where available. Market prices are obtained from independent market vendors, brokers, or market makers. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated. Furthermore, additional fair value adjustments may be necessary for liquidity or outdated data because transactions in a particular financial instrument do not take place on a regular basis.
For certain financial assets and liabilities no quoted market prices are available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations, credit ratings) and customer behaviour are taken into account. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.
Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding the pricing factors. The use of different valuation techniques and assumptions could produce materially different estimates of fair value.
Price testing is done to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimize the potential risks for economic losses due to materially incorrect or misused models.
See Note 33 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments.
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
The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognized in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets and the excess is then amortized over the employees’ expected average remaining working lives. See Note 21 ‘Other liabilities’ for the weighted averages of basic actuarial assumptions in connection with pension and other post-employment benefits.
PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
Consolidation
ING Group (‘the Group’) comprises ING Groep N.V. (‘the Company’), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and each of those entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:
•	Ability to appoint or remove the majority of the board of directors;

•	Power to govern such policies under statute or agreement; and

•	Power over more than half of the voting rights through an agreement with other investors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
A list of principal subsidiaries is included in Note 28 ‘Principal subsidiaries’.
The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. For interests in investment vehicles the existence of control is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
The results of the operations and the net assets of subsidiaries are included in the profit and loss account and the balance sheet from the date control is obtained until the date control is lost. On disposal, the difference between the sales price, net of directly attributable transaction costs, and the net assets is included in net profit.
All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with group policies. In general, the reporting dates of subsidiaries are the same as the reporting date of ING Groep N.V. There are no material restrictions on subsidiaries to transfer funds to ING Groep N.V.
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
Analysis of insurance business
Where amounts in respect of insurance business are analyzed into ‘life’ and ‘non-life’, health and disability insurance business which is similar in nature to life insurance business included in ‘life’.
Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.
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
Translation differences in the profit and loss account are generally included in Net trading income. Refer to Note 39 ‘Net trading income’, which discloses the amounts included in profit and loss. Translation differences relating to the disposal of Available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognized in Investment income. As mentioned in Group companies below any translation differences deferred in equity are recognized in the profit and loss account in Net gains and losses on disposals of group companies. Refer also to Note 12 ‘Shareholders’ equity (parent)’, which discloses the amounts included in profit and loss.
Group companies
The results and financial position of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	Assets and liabilities included in each balance sheet are translated at the closing rate at the date of that balance sheet;

•	Income and expenses included in each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	All resulting exchange rate differences are recognized in a separate component of equity.
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
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate ruling at the balance sheet date.
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
The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
See Note 33 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments.
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeazured to their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.
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
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-EU ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revised estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket.
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognized in the profit and loss account. Assessment is made when the Group first becomes party to the contract. Subsequent reassessment is made only when there is a change in the terms of the contract that significantly modifies the expected cash flows.
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
Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by the Group as part of its risk management strategies, but do not qualify for hedge accounting under the Group’s accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the profit and loss account.
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
Classification of financial instruments
Financial assets at fair value through profit and loss
Financial assets at fair value through profit and loss comprise two sub-categories: financial assets held for trading and other financial assets designated at fair value through profit and loss by management, including investments for risk of policyholders. A financial asset is classified as at fair value through profit and loss if acquired principally for the purpose of selling in the short term or if so designated by management. Designation by management will only take place if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. Investments for risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities. Transaction costs on initial recognition are expensed as incurred. Interest income from debt securities and loans and receivables classified as at fair value through profit and loss is recognized in Interest income and Investment income in the profit and loss account using the effective interest method. Dividend income from equity instruments classified as at fair value through profit and loss is recognized in Investment income in the profit and loss account generally when the dividend has been declared. For all financial assets classified as at fair value through profit and loss changes in fair value are recognized in Net trading income.
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
Available-for-sale financial assets
Available-for-sale financial assets are initially recognized at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortized. Interest income is recognized using the effective interest method. Available-for-sale financial assets are measured at fair value. Interest income from debt securities classified as Available-for-sale is recognized in Interest income and Investment income in the profit and loss account using the effective interest method. Dividend income from equity instruments classified as Available-for-sale is recognized in Investment income in the profit and loss account generally when the dividend has been declared. Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated as held-to-maturity assets are initially recognized at fair value plus transaction costs. Subsequently they are carried at amortized cost using the effective interest method less any impairment losses. Interest income from debt securities classified as Held-to-maturity is recognized in Interest income in the profit and loss account using the effective interest method.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
impairment losses. Loans and receivables are included in the following balance sheet lines: Cash and balances with central banks, Amounts due from banks, Loans and advances to customers, and Other assets. Interest income from loans and receivables is recognized in Interest income and Investment income in the profit and loss account using the effective interest method.
Realized gains and losses on investments
Realized gains and losses on investments are determined as the difference between the sale proceeds and (amortized) cost. For equity securities the cost is determined using a weighted average per portfolio. For debt securities the cost is determined by specific identification.
Credit risk management classification
In relation to credit risk management disclosures provided in the Risk management section, classification follows the credit risk management characteristics of the instrument. The relationship between risk classifications and the classifications above is explained below:
•	Lending risk arises when ING grants a loan to a customer, or issues guarantees on behalf of a customer and mainly relates to the balance sheet classification Loans and advances to customers and credit commitments in respect of off balance sheet items e.g. financial guarantees.
•	Investment risk comprises the credit default and migration risk that is associated with ING’s investment portfolio and mainly relates to the balance sheet classification Investments (available-for-sale and held-to-maturity).
•	Money market risk arises when ING places short term deposits with a counterparty in order to manage excess liquidity and mainly relates to the balance sheet classification Amounts due from banks.
•	Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk classification mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives).
•	Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING has paid or delivered its side of the trade. Settlement risk mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).
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
Loan loss provisions
The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:
•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance or delays repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstra significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset;
•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.
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
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a ‘loss confirmation period’ to default probabilities. The loss confirmation period is a concept which recognizes that there is a period of time between the emergence of impairment triggers and the point-in-time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Though the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revised where necessary, through regular back-testing to ensure that they reflect recent experience and current events.
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
Impairment of other financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
considered in determining whether the assets are impaired. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in net profit — is removed from equity and recognized in the profit and loss account. Impairment losses recognized on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit and loss, the impairment loss is reversed through the profit and loss account.
Investments in associates
Associates are all entities over which the Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to the following:
•	Representation on the board of directors;

•	Participation in the policy making process; and

•	Interchange of managerial personnel.
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
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting dates of all material associates are consistent with the reporting date of the Group.
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
Property and equipment
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognized in net profit are recognized in the profit and loss account. Depreciation is recognized based on the fair value and the estimated useful life (in general 20—50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.
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
Property under development for third parties
Property under development where there is not yet a specifically negotiated contract is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognised using the completed contract method (on completion date of the property).
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
Adjustments to the fair value as of the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recorded as an adjustment to goodwill; any subsequent adjustment is recognized as income or expense. However, recognition of deferred tax assets after the acquisition date is recorded as an adjustment to goodwill even after the first year. On disposal of group companies, the difference between the sale proceeds and book value (including goodwill) and the unrealized results (including the currency translation reserve in equity) is included in the profit and loss account.
Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortization and any impairment losses. Amortization is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortization is included in Other operating expenses.
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
For other types of flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted retrospectively when estimates of current or future gross profits, to be realized from a group of products, are revised. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher amortization of DAC due to the catch-up of amortization in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.

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
Taxation
Income tax on the net profit for the year comprises current and deferred tax. Income tax is recognized in the profit and loss account but it is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity.
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
Financial liabilities at fair value through profit and loss comprise two sub-categories: financial liabilities held for trading, and other financial liabilities designated at fair value through profit and loss by management. Designation by management will only take place if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. All other financial liabilities are measured at amortized cost.
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
Insurance policies which bear significant insurance risk are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims. For some insurance contracts the measurement reflects current market assumptions.

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
Claims provision
The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported (IBNR) and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques. In addition, ‘IBNR’ reserves are set to recognize the estimated cost of losses that have occurred but which have not yet been notified to the Group.
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
Adequacy test
The adequacy of the Provision for life insurance, net of unamortized interest rate rebates, DAC and VOBA (the net insurance liabilities), is evaluated regularly by each business unit. The test considers current estimates of all contractual and related cash flows, and future developments. It includes investment income on the same basis as it is included in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
If, for any business unit, it is determined using a best estimate (50%) confidence level that a shortfall exists, and there are no offsetting amounts within other business units in the Business Line, then the shortfall is immediately recorded in the profit and loss account.
If, for any business unit, the net insurance liabilities are not adequate using a prudent (90%) confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the net insurance liabilities over a period no longer than the expected life of the policies. To the extent that there are no offsetting amounts within other Group business units then any shortfall at the 90% confidence level is immediately recorded in the profit and loss account.
If the net insurance liabilities are determined to be adequate at above the 90% confidence level, no reduction in the net insurance liabilities is recorded.
Investment contracts
Insurance policies without discretionary participation features which do not bear significant insurance risk are presented as Investment contracts. Provisions for liabilities under investment contracts are determined either at amortized cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.
Other liabilities
Employee benefits — pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses, and unrecognized past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.
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
Other post-employment obligations
Some group companies provide post-employment healthcare and other benefits to certain employees and former employees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.
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
Share-based payments
Share-based payment expenses are recognized as the employees provide the service. A corresponding increase in equity is recognized if the services are received in an equity-settled share-based payment transaction. A liability is recognized if the services are acquired in a cash-settled share-based payment transaction. The cost of acquiring the services is expensed as a staff expense. Prior to 2007 ING Group generally provided equity-settled share-based payment transactions. However, from 2007 ING Group generally provides cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions is measured at the grant date and the fair value of cash-settled share-based payment transactions is measured at each balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Earnings per ordinary share
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:
•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages;

•	In case of exercised warrants, the day of exercise is taken into consideration.
Diluted earnings per share data are computed as if the stock options and warrants outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received for stock options and warrants exercised to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise of warrants and stock options is added to the average number of shares used for the calculation of diluted earnings per share.
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
Implementation of IAS 32, IAS 39 and IFRS 4
ING Group applies IFRS-EU since 2004. However, as permitted by IFRS 1, ING Group implemented IAS 32, IAS 39 and IFRS 4 as of January 1, 2005.
The key differences between the former accounting policies under Dutch GAAP and IFRS-EU as applied as from January 1, 2005 for financial instruments and insurance contracts and their transitional impact on equity as at January 1, 2005 are summarized below.
Impact of IAS 32/39 and IFRS 4

As at
January 1,
amounts in millions of euros	2005

Available-for-sale debt securities	9,922
Insurance provisions	(3,126)
Derivatives/hedge accounting/fair value option	(977)
Loans and advances to customers	465
Loan loss provisions	623
Venture capital investments	90
Other	(35)
Taxation	(2,460)
Classification of equity instruments — shareholders’ equity	(399)

IFRS-EU impact on net profit and shareholders’ equity	4,103

Classification of equity instruments — minority interests	(1,442)
Minority interests in equity	56

Total impact	2,717

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
The net cash flow shown in respect of Loans and advances to customers only relates to transactions involving actual payments or receipts. The Addition to loan loss provision which is deducted from the item Loans and advances to customers in the balance sheet has been adjusted accordingly from the profit before tax and is shown separately in the cash flow statement.
The difference between the net cash flow in accordance with the cash flow statement and the change in Cash and cash equivalents in the balance sheet is due to exchange rate differences and is separately accounted for as part of the reconciliation of the net cash flow and the balance sheet change in Cash and cash equivalents.
2.1.3.	NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
ASSETS
1 CASH AND BALANCES WITH CENTRAL BANKS
Cash and balances with central banks

	2007	2006

Amounts held at central banks	8,376	10,511
Cash and bank balances	3,664	3,563
Short term deposits insurance operations	366	252

	12,406	14,326

2 AMOUNTS DUE FROM BANKS
Amounts due from banks

	Netherlands		International		Total

	2007	2006	2007	2006	2007	2006

Loans and advances to banks	14,451	4,660	31,339	31,751	45,790	36,411
Cash advances, overdrafts and other balances	1,065	285	2,033	3,176	3,098	3,461

	15,516	4,945	33,372	34,927	48,888	39,872

Loan loss provision	(11)		(2)	(4)	(13)	(4)

	15,505	4,945	33,370	34,923	48,875	39,868

Amounts due from banks, at December 31, 2007, included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 2,472 million (2006: EUR 2,249 million) and assets held under finance lease contracts amounting to EUR 232 million (2006: EUR 277 million).
As at December 31, 2007, the non-subordinated receivables amounted to EUR 48,705 million (2006: EUR 39,774 million), and the subordinated receivables amounted to EUR 170 million (2006: EUR 94 million).
No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
3 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS
Financial assets at fair value through profit and loss

	2007	2006

Trading assets	193,213	193,977
Investments for risk of policyholders	114,827	110,547
Non-trading derivatives	7,637	6,521
Designated as at fair value through profit and loss	11,453	6,425

	327,130	317,470

Trading assets by type

	2007	2006

Equity securities	11,112	14,717
Debt securities	37,345	38,287
Derivatives	28,592	22,514
Loans and receivables	116,164	118,459

	193,213	193,977

As at December 31, 2007, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 4 million (2006: EUR 13 million) and nil (2006: nil), respectively. As at December 31, 2007, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 386 million (2006: EUR 42 million) and EUR 629 million (2006: EUR 4,303 million), respectively.
Investments for risk of policyholders by type

	2007	2006

Equity securities	106,061	102,775
Debt securities	7,398	7,100
Loans and receivables	122	59
Other	1,246	613

	114,827	110,547

In 2007 none of the changes in the fair value of the loans and receivables included in Investments for risk of policyholders are attributable to changes in the credit risk of the financial assets (2006: nil), or cumulatively (2006: nil).
The fair value of credit derivatives included in trading assets and held to mitigate exposure to credit risk was EUR (7) million (2006: nil), and the change in their fair value in the period was EUR (7) million (2006: nil).
The cost of investments for risk of policyholders as at December 31, 2007 was EUR 105,625 million (2006: EUR 98,863 million).
Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.
Non-trading derivatives by type

	2007	2006

Derivatives used in:
— fair value hedges	1,952	1,080
— cash flow hedges	3,417	3,617
— hedges of net investments in foreign operations	281	3
Other non-trading derivatives	1,987	1,821

	7,637	6,521

Designated as at fair value through profit and loss by type

	2007	2006

Equity securities	306	193
Debt securities	8,774	4,744
Loans and receivables	428	306
Other	1,945	1,182

	11,453	6,425

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In 2007 none of the change in the fair value of the loans and receivables designated as at fair value through profit and loss are attributable to changes in the credit risk of the financial assets (2006: nil), or cumulativelyl (2006: nil).
The fair value of credit derivatives included in non-trading derivatives and held to mitigate exposure to credit risk on debt securities was EUR (10) million (2006: EUR (2) million), and the change in their fair value in the period was nil (2006: nil).
As at December 31, 2007, trading assets include receivables of EUR 114,897 million (2006: EUR 118,053 million) with regard to reverse repurchase transactions.
Other includes alternative asset investments and limited partnerships.
4 INVESTMENTS
Investments by type

	2007	2006

Available-for-sale
— equity securities	19,947	18,225
— debt securities	255,950	275,696

	275,897	293,921
Held-to-maturity
— debt securities	16,753	17,660

	16,753	17,660

	292,650	311,581

Changes in investments — available-for-sale and held-to-maturity

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity		Total

	2007	2006	2007	2006	2007	2006	2007	2006

Opening balance	18,225	16,466	275,696	289,241	17,660	18,937	311,581	324,644
Additions	7,788	6,395	275,497	281,452			283,285	287,847
Amortization			(181)	(309)	(59)		(240)	(309)
Transfers	512	(294)	(1,417)	(249)		110	(905)	(433)
Changes in the composition of the group	(536)	(26)	(2,903)	(9,653)			(3,439)	(9,679)
Change in unrealized revaluations	3,379	1,956	(6,284)	(5,177)			(2,905)	(3,221)
Impairments and reversals	(53)	(42)	(133)	36			(186)	(6)
Disposals and redemptions	(9,093)	(5,782)	(272,106)	(266,200)	(822)	(1,342)	(282,021)	(273,324)
Exchange rate differences	(275)	(448)	(12,219)	(13,445)	(26)	(45)	(12,520)	(13,938)

Closing balance	19,947	18,225	255,950	275,696	16,753	17,660	292,650	311,581

Included in transfers of available-for-sale and held-to-maturity investments

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity		Total

	2007	2006	2007	2006	2007	2006	2007	2006

To/from available-for-sale	21	49	(21)	(12)				37
To/from loans and advances	(1)		(6)	(122)			(7)	(122)
To/from fair value through profit and loss	52	(118)	(1,386)	(164)			(1,334)	(282)
To/from Investment in associates	438	(197)					438	(197)
To/from Other assets/Other liabilities	2	(28)	(4)	49		110	(2)	131

	512	(294)	(1,417)	(249)		110	(905)	(433)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The reclassification from Available-for-sale debt securities to Financial assets designated as at fair value through profit and loss relates to debt securities backing insurance contracts where current market assumptions were implemented in the measurement of the insurance contracts.
Available-for-sale equity securities by insurance and banking operations

	Listed		Unlisted		Total

	2007	2006	2007	2006	2007	2006

Insurance operations	14,082	14,376	2,240	1,951	16,322	16,327
Banking operations	3,309	1,093	316	805	3,625	1,898

	17,391	15,469	2,556	2,756	19,947	18,225

Debt securities by insurance and banking operations

	Available-for-sale		Held-to-maturity		Total

	2007	2006	2007	2006	2007	2006

Insurance operations	115,944	124,163			115,944	124,163
Banking operations	140,006	151,533	16,753	17,660	156,759	169,193

	255,950	275,696	16,753	17,660	272,703	293,356

As at December 31, 2007, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 13 million (2006: EUR 20 million) and nil (2006: nil), respectively, and debt securities which were lent or sold in repurchase transactions amounting to EUR 4,114 million (2006: EUR 2,119 million) and EUR 38,214 million (2006: EUR 37,804 million), respectively.
Borrowed debt securities are not recognized in the balance sheet and amounted to EUR 170 million as at December 31, 2007 (2006: EUR 460 million).
Investments in connection with the insurance operations with a combined carrying value of EUR 69 million (2006: EUR 43 million) were non-income-producing for the year ended December 31, 2007.
5 LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers by insurance and banking operations

	2007	2006

Insurance operations	27,576	37,606
Banking operations	528,540	440,375

	556,116	477,981
Eliminations	(3,152)	(3,544)

	552,964	474,437

Loans and advances to customers by type — insurance operations

	Netherlands		International		Total

	2007	2006	2007	2006	2007	2006

Policy loans	54	55	3,414	3,511	3,468	3,566
Loans secured by mortgages	8,532	18,335	8,772	9,539	17,304	27,874
Personal loans	2,851	3,736	2,602	913	5,453	4,649
Other	378	507	1,003	1,047	1,381	1,554

	11,815	22,633	15,791	15,010	27,606	37,643

Loan loss provisions	(14)	(12)	(16)	(25)	(30)	(37)

	11,801	22,621	15,775	14,985	27,576	37,606

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loans and advances to customers by type — banking operations

	Netherlands		International		Total

	2007	2006	2007	2006	2007	2006

Loans to, or guaranteed by, public authorities	14,678	16,450	8,961	9,503	23,639	25,953
Loans secured by mortgages	141,314	120,753	132,614	87,458	273,928	208,211
Loans guaranteed by credit institutions	1,951	2,088	591	320	2,542	2,408
Other personal lending	6,975	6,484	17,784	16,422	24,759	22,906
Other corporate loans	105,017	93,988	100,643	89,547	205,660	183,535

	269,935	239,763	260,593	203,250	530,528	443,013

Loan loss provisions	(654)	(733)	(1,334)	(1,905)	(1,988)	(2,638)

	269,281	239,030	259,259	201,345	528,540	440,375

Loans and advances to customers analyzed by subordination — banking operations

	2007	2006

Non-subordinated	527,344	439,850
Subordinated	1,196	525

	528,540	440,375

As at December 31, 2007, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 4,569 million (2006: EUR 1,554 million).
No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.
Loans and advances to customers and Amounts due from banks include finance lease receivables, analyzed as follows:
Finance lease receivables

	2007	2006

Maturities of gross investment in finance lease receivables
— within 1 year	6,473	4,641
— more than 1 year but less than 5 years	8,448	8,061
— more than 5 years	3,753	3,346

	18,674	16,048
Unearned future finance income on finance leases	(3,109)	(2,684)

Net investment in finance leases	15,565	13,364

Maturities of net investment in finance lease receivables
— within 1 year	5,337	3,943
— more than 1 year but less than 5 years	7,060	6,813
— more than 5 years	3,168	2,608

	15,565	13,364

Included in Amounts due from banks	232	277
Included in Loans and advances to customers	15,333	13,087

	15,565	13,364

The allowance for uncollectible finance lease receivables included in the loan loss provisions amounted to EUR 33 million at December 31, 2007 (2006: EUR 47 million).
No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loan loss provisions analyzed by type — banking operations

	Netherlands		International		Total

	2007	2006	2007	2006	2007	2006

Loans secured by public authorities			1	2	1	2
Loans secured by mortgages	96	96	203	177	299	273
Loans guaranteed by credit institutions	11		3	6	14	6
Other personal lending	181	357	374	408	555	765
Other corporate loans	377	280	755	1,316	1,132	1,596

	665	733	1,336	1,909	2,001	2,642

The closing balance is included in
— amounts due from banks	11		2	4	13	4
— loans and advances to customers	654	733	1,334	1,905	1,988	2,638

	665	733	1,336	1,909	2,001	2,642

Changes in loan loss provisions

	Insurance operations		Banking operations		Total

	2007	2006	2007	2006	2007	2006

Opening balance	37	47	2,642	3,313	2,679	3,360
Changes in the composition of the group	(3)		98	(101)	95	(101)
Write-offs	(11)	(4)	(952)	(691)	(963)	(695)
Recoveries	1		59	86	60	86
Increase in loan loss provisions	8	4	125	103	133	107
Exchange rate differences	(1)	(2)	(19)	(67)	(20)	(69)
Other changes	(1)	(8)	48	(1)	47	(9)

Closing balance	30	37	2,001	2,642	2,031	2,679

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provision relating to banking operations are presented on the face of the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
6 INVESTMENTS IN ASSOCIATES
Investments in associates

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2007	held (%)	listed investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30		481	16,028	15,002	180	436
ING Dutch Office Master Fund C.V.	24		348	1,718	257	202	24
ING Winkels Basisfonds	24		333	1,617	209	192	22
ING Industrial Fund Australia	18	303	303	3,124	1,338	411	168
Lionbrook Property Partnership	28		295	1,243	176	(60)	27
ING Woningen Basisfonds	25		237	1,116	112	135	48
Q-Park N.V.	19		191	3,911	2,914	458	403
ING Real Estate Asia Retail Fund	46		189	791	399	29	2
Property Fund Iberica	30		185	1,959	1,331	313	188
ING Retail Property Fund Australia	29		150	958	399	179	100
Lion Properties Fund	5		147	4,502	1,666	660	155
Lion Industrial Trust	9		142	3,001	1,157	387	106
B.V. Petroleum Maatschappij ‘Moeara Enim’	30		130	461		19	2
ING Re Nordic Property Fund	22		104	1,089	623	70	47
ING Vastgoed Kantoren C.V.	10		103	1,033	7	124	34
ING PF Brittanica	20		93	864	402	(7)	42
Lion Value Fund	33		92	423	143	76	14
ING Vastgoed Winkels C.V.	10		86	870	8	130	19
ING Office Fund Australia	6	69	83	2,134	763	443	152
Retail Property Fund France Belgium (RPFFB)	15		81	1,597	1,069	304	189
ING Logistics Property Fund Europe	25		78	574	263	76	31
Property Fund Central Europe	25		73	649	358	119	41
ING Retail Property Partnership Southern Europe	23		66	1,150	857	111	78
ING Property Fund Central and Eastern Europe	23		66	761	478	40	39
ING Vastgoed Woningen C.V.	10		56	557	1	68	15
Other investments in associates			902

			5,014

Other investments in associates represents a large number of associates with a balance sheet value of less than EUR 50 million.
Accumulated impairments have been recognized of EUR 29 million (2006: EUR 4 million).
For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING’s financial interest for own risk and its role as investment manager.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Investments in associates

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2006	held (%)	listed investment	value	assets	liabilities	income	expenses
Vesteda	25		810	4,610	1,371	362	51
Lionbrook Property Partnership	30		355	1,276	106	214	20
ING Winkels Basisfonds	25		311	1,326	80	212	9
ING Woningen Basisfonds	25		227	990	84	93	8
Property Fund Iberica	30		186	1,792	1,160	319	175
Lion Properties Fund	5		144	3,904	1,049	567	155
Lion Industrial Fund	10		142	2,495	1,080	327	100
ING PF Brittanica	20		115	1,093	522	162	59
ING Industrial Fund Australia	12	157	165	1,685	617	250	53
ING Global Fund	10		56	600	40	179	4
Gables RE Trust — Permanent/Bridge equity	6		45	1,646	805	279	147
ING Retail Property Fund Australia	29		124	744	321	66	21
Q-Park N.V.	19		166	1,995	1,120	95	86
B.V. Petroleum Maatschappij ‘Moeara Enim’	33		141	2,901	2,475	52	6
ING Korea Property Investments	15		32	458	248	30	31
ING Vastgoed Winkels C.V.	10		80	803	4	146	11
ING Office Fund Australia	6	62	60	1,548	627	272	69
ING Logistic Property C.V.	25		74	552	255	90	29
ING Convent Garden	32		59	318	130	76	9
Retail Property Fund France Belgium (RPFFB)	15		63	1,096	678	142	60
ING Vastgoed Woningen C.V.	10		54	541		71	9
Other investments in associates			934

			4,343

Changes in Investments in associates

	2007	2006

Opening balance	4,343	3,622
Additions	1,222	449
Changes in the composition of the group	934	152
Transfers to and from Investments	(438)	197
Revaluations	(155)	41
Share of results	765	638
Dividends received	(224)	(174)
Disposals	(1,296)	(511)
Impairments	(25)	(3)
Exchange rate differences	(112)	(68)

Closing balance	5,014	4,343

In 2007, share of results of EUR 765 million and impairments of EUR (25) million are presented in the profit and loss account in Share of profit from associates (EUR 740 million).
7 REAL ESTATE INVESTMENTS
Changes in real estate investments

	2007	2006

Opening balance	6,974	5,031
Additions	878	1,588
Changes in the composition of the group	(2,919)	1,497
Transfers to and from Property in own use	(60)	44
Transfers to and from Other assets	13
Fair value gains/(losses)	168	175
Disposals	(309)	(1,293)
Exchange rate differences	84	(68)

Closing balance	4,829	6,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In 2007 Changes in composition of the group relates mainly to the deconsolidation of Real estate funds as a result of the reduction of ING’s shareholding in these funds.
Real estate investments by insurance and banking operations

	2007	2006

Insurance operations	1,302	3,310
Banking operations	3,527	3,664

	4,829	6,974

The total amount of rental income recognized in the profit and loss account for the year ended December 31, 2007 was EUR 402 million (2006: EUR 434 million). The total amount of contingent rent recognized in the profit and loss account for the year ended December 31, 2007 was EUR 14 million (2006: EUR 14 million).
The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that generated rental income for the year ended December 31, 2007 was EUR 64 million (2006: EUR 168 million). The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that did not generate rental income for the year ended December 31, 2007 was EUR 20 million (2006: EUR 32 million).
Appraisal of real estate investments during the last five years by independently qualified valuers (in percentages)

year of appraisal

2007	64
2006	36
2005	0
2004	0
2003	0

100

8 PROPERTY AND EQUIPMENT
Property and equipment by type

	2007	2006

Property in own use	2,069	2,034
Equipment	1,270	1,312
Assets under operating leases	2,898	2,685

	6,237	6,031

Property in own use by insurance and banking operations

	2007	2006

Insurance operations	599	694
Banking operations	1,470	1,340

	2,069	2,034

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in property in own use

	2007	2006

Opening balance	2,034	2,271
Additions	85	68
Changes in the composition of the group	29	(14)
Transfers to and from Real estate investments	60	(44)
Transfers to and from Other assets	59	(4)
Depreciation	(39)	(64)
Revaluations	(60)	76
Reversal of impairments	14	4
Disposals	(84)	(221)
Exchange rate differences	(29)	(38)

Closing balance	2,069	2,034

Gross carrying amount as at December 31	2,943	2,883
Accumulated depreciation as at December 31	(708)	(669)
Accumulated impairments as at December 31	(166)	(180)

Net book value	2,069	2,034

Revaluation surplus
Opening balance	693	612
Revaluation in year	19	82
Released in year	(79)	(1)

Closing balance	633	693

The cost or purchase price amounted to EUR 2,310 million (2006: EUR 2,190 million). Cost less accumulated depreciation would have been EUR 1,602 million (2006: EUR 1,521 million).
Appraisal of property in own use during the last five years by independently qualified valuers (in percentages)

year of appraisal

2007	39
2006	19
2005	26
2004	4
2003	12

100

Changes in equipment

		Data	Fixtures and fittings
	processing equipment		and other equipment		Total

	2007	2006	2007	2006	2007	2006

Opening balance	283	314	1,029	1,002	1,312	1,316
Additions	177	157	309	343	486	500
Changes in the composition of the group	10	(7)	16	(1)	26	(8)
Disposals	(24)	(9)	(44)	(63)	(68)	(72)
Depreciation	(164)	(177)	(216)	(222)	(380)	(399)
Impairments	(1)		(1)	(1)	(2)	(1)
Exchange rate differences	(3)	(6)	(17)	(26)	(20)	(32)
Other changes	3	11	(87)	(3)	(84)	8

Closing balance	281	283	989	1,029	1,270	1,312

Gross carrying amount as at December 31	1,763	1,499	2,950	2,729	4,713	4,228
Accumulated depreciation as at December 31	(1,481)	(1,216)	(1,959)	(1,699)	(3,440)	(2,915)
Accumulated impairments as at December 31	(1)		(2)	(1)	(3)	(1)

Net book value	281	283	989	1,029	1,270	1,312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in assets under operating leases

	Cars		Other leased-out assets		Total

	2007	2006	2007	2006	2007	2006

Opening balance	2,671	2,116	14	54	2,685	2,170
Additions	1,396	1,146	2	18	1,398	1,164
Changes to the composition of the group		417		(46)		371
Disposals	(417)	(400)		(2)	(417)	(402)
Depreciation	(720)	(617)	(4)	(10)	(724)	(627)
Exchange rate differences	(44)	9			(44)	9

Closing balance	2,886	2,671	12	14	2,898	2,685

Gross carrying amount as at December 31	5,177	3,938	70	39	5,247	3,977
Accumulated depreciation as at December 31	(2,291)	(1,267)	(58)	(25)	(2,349)	(1,292)

Net book value	2,886	2,671	12	14	2,898	2,685

Depreciation of assets under operating leases is included in the profit and loss account in other income as a deduction from operating lease income.
No individual operating lease has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.
The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non—cancellable operating leases are as follows:
Future minimum lease payments by maturity

	2007	2006

Within 1 year	1,048	926
More than 1 year but less than 5 years	1,844	1,754
More than 5 years	6	5

	2,898	2,685

9 INTANGIBLE ASSETS
Changes in intangible assets

	Value of
	business
	acquired		Goodwill		Software		Other		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Opening balance	2,641	2,986	305	173	377	408	199	94	3,522	3,661
Additions (bought)	93	107	2,040	169	215	194	170	59	2,518	529
Capitalized expenses					124				124
Amortization	(229)	(175)			(221)	(200)	(18)	(8)	(468)	(383)
Impairments					(14)	(10)	(1)		(15)	(10)
Effect of unrealized revaluations in equity	32	18							32	18
Changes in the composition of the group	25	(5)	(28)	(21)	9	(6)	390	61	396	29
Exchange rate differences	(261)	(290)	(71)	(10)	(5)	(9)	(18)	(7)	(355)	(316)
Disposals			(1)	(6)	(13)				(14)	(6)

Closing balance	2,301	2,641	2,245	305	472	377	722	199	5,740	3,522

Gross carrying amount as at December 31	2,946	3,057	2,245	305	1,379	1,049	766	224	7,336	4,635
Accumulated amortization as at December 31	(645)	(416)			(878)	(657)	(43)	(25)	(1,566)	(1,098)
Accumulated impairments as at December 31					(29)	(15)	(1)		(30)	(15)

Net book value	2,301	2,641	2,245	305	472	377	722	199	5,740	3,522

Amortization of software and other intangible assets is included in the profit and loss account in Other operating expenses. Amortization of VOBA is included in Underwriting expenditure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Additions to goodwill in 2007 include mainly EUR 1,818 million related to the acquisition of Landmark, Latin American Pension business of Santander, Oyak Bank and Sharebuilder Corporation. The increase in Other intangibles in 2007 includes mainly EUR 390 million related to the acquisition of Latin American Pension business of Santander and Oyak Bank. Reference is made to Note 29 ‘Companies acquired and companies disposed’.
10 DEFERRED ACQUISITION COSTS
Changes in deferred acquisition costs

	Investment contracts		Life insurance		Non-life insurance		Total

	2007	2006	2007	2006	2007	2006	2007	2006

Opening balance	83	71	9,645	9,043	435	490	10,163	9,604
Capitalized	31	25	2,766	2,544	257	259	3,054	2,828
Amortization	(12)	(11)	(1,266)	(1,178)	(274)	(255)	(1,552)	(1,444)
Unlocking			(28)	(11)			(28)	(11)
Effect of unrealized revaluations in equity			43	43			43	43
Changes in the composition of the group					(5)		(5)
Exchange rate differences	(1)	(2)	(938)	(812)	10	(43)	(929)	(857)
Disposal of portfolios			(39)	16	(15)	(16)	(54)

Closing balance	101	83	10,183	9,645	408	435	10,692	10,163

For flexible life insurance contracts the growth rate assumption used for calculating the amortization of the deferred acquisition costs for 2007 is 6.6% gross and 5.6% net of investment management fees (2006: 7.6% gross and 6.1% net of investment management fees).
11 OTHER ASSETS
Other assets by type

	2007	2006

Reinsurance and insurance receivables	3,664	4,105
Deferred tax assets	2,723	1,872
Property held for sale	2,993	2,243
Property under development for third parties		96
Income tax receivable	974	1,222
Accrued interest and rents	17,818	14,535
Other accrued assets	1,099	1,167
Pension assets	439	251
Other receivables	10,389	5,572

	40,099	31,063

Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 ‘Other liabilities’.
Included in the above table are assets measured at amortized cost under the IAS 39 classification Loans and receivables. These amount to EUR 8,844 million and are included in Accrued interest and rents.
The total amount of borrowing costs relating to Property under development for third parties, capitalized in 2007 is nil (2006: EUR 2 million).
Reinsurance and insurance receivables

	2007	2006

Receivables on account of direct insurance from:
— policyholders	2,211	2,390
— intermediaries	283	239
Reinsurance receivables	1,170	1,476

	3,664	4,105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Property held for sale

	2007	2006

Property held for sale	530	367
Other:
— property obtained from foreclosures	48	58
— property developed for sale	2,415	1,818

	2,993	2,243

Gross carrying amount as at December 31	3,104	2,328
Accumulated impairments as at December 31	(111)	(85)

Net book value	2,993	2,243

EQUITY
12 SHAREHOLDERS’ EQUITY (PARENT)
Shareholders’ equity (parent)

	2007	2006	2005

Share capital	534	530	530
Share premium	8,739	8,348	8,343
Revaluation reserve	4,937	9,453	11,206
Currency translation reserve	(1,354)	(473)	668
Other reserves	24,352	20,408	15,989

Shareholders’ equity (parent)	37,208	38,266	36,736

The Revaluation reserve, Share of associates reserve (included in Other reserves) and Currency translation reserve cannot be freely distributed.
As at December 31, 2007 Other reserves included an amount of EUR 566 million (2006: EUR 566 million; 2005: EUR 583 million) related to Regio Bank NV (formerly Stichting Regio Bank) that cannot be freely distributed.
Share capital

	Ordinary shares (par value EUR 0.24)
	Number X1,000			Amount
	2007	2006	2005	2007	2006	2005

Authorized share capital	3,000,000	3,000,000	3,000,000	720	720	720
Unissued share capital	773,555	794,907	795,066	186	190	190

Issued share capital	2,226,445	2,205,093	2,204,934	534	530	530

Changes in issued share capital

	Ordinary shares
	(par value EUR 0.24)
	Number X1,000	Amount

Issued share capital as at January 1, 2005	2,204,720	530

Issue of shares	214

Issued share capital as at December 31, 2005	2,204,934	530

Issue of shares	96
Exercise of B warrants and options	63

Issued share capital as at December 31, 2006	2,205,093	530

Issue of shares	5,569	1
Exercise of B warrants and options	15,783	3

Issued share capital as at December 31, 2007	2,226,445	534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In May 2007, ING announced a plan to adopt a buy-back programme under which it plans to purchase (depository receipts for) ordinary shares with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. During 2007 the total number of (depository receipts for) ordinary shares repurchased under this programme is 90.7 million at an average price of EUR 30.49, and a total consideration of EUR 2.8 billion. This represents completion of approximately 56% of the repurchase program. Shares bought back are included in the table “Changes in treasury shares” on page F-42.
Ordinary shares
All shares are in registered form. No share certificates have been issued. Shares may be transferred by means of a deed of transfer, subject to the approval of the Executive Board of ING Group. The par value of ordinary shares is EUR 0.24. The authorized ordinary share capital of ING Group consists of 3,000 million shares, of which as at December 31, 2007 2,226 million have been issued and fully paid.
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
Concentration of holders of depository receipts for shares
As at December 31, 2007, AllianceBernstein Corporation had an interest in depository receipts (for ordinary shares) of ING Groep N.V. of between 5% and 10%.
Depository receipts for ordinary shares held by ING Group
As at December 31, 2007, 126.8 million (2006: 53.8 million; 2005: 38.7 million) of depository receipts for ordinary shares of ING Groep N.V. with a par value of EUR 0.24 was held by ING Group or its subsidiaries. These were purchased as part of the buy-back plan announced in 2007 and to hedge option rights granted to the Executive Board members and other employees.
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
B warrants
In 1998, ING Groep N.V. authorized the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 have been issued. As at December 31, 2007, 9,266,097 B warrants were outstanding (2006: 17,157,891; 2005: 17,189,554). B warrant holders are entitled to obtain from ING Groep N.V., for a fixed price, depository receipts for ordinary shares in the proportion of 1 B warrant to 2 depository receipts. B warrant holders may exercise their rights at their own discretion but no later than January 5, 2008. As at December 31, 2007, 601,356 B warrants (2006: nil; 2005: nil) were held by group companies of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The closing date for exercising warrants B was January 5, 2008. The exercise price of warrants B was EUR 49.92 for 2 depository receipts.
Changes in revaluation reserve

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2007	reserve	reserve	reserve	Total

Opening balance	468	7,629	1,356	9,453
Unrealized revaluations after taxation	(29)	(1,508)		(1,537)
Realized gains/losses transferred to profit and loss		(3,186)		(3,186)
Changes in cash flow hedge reserve			(925)	(925)
Transfer to insurance liabilities/DAC		1,132		1,132

Closing balance	439	4,067	431	4,937

Changes in revaluation reserve

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2006	reserve	reserve	reserve	Total

Opening balance	460	8,700	2,046	11,206
Unrealized revaluations after taxation	8	(1,087)		(1,079)
Realized gains/losses transferred to profit and loss		(804)		(804)
Changes in cash flow hedge reserve			(690)	(690)
Transfer to insurance liabilities/DAC		820		820

Closing balance	468	7,629	1,356	9,453

Changes in revaluation reserve

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2005	reserve	reserve	reserve	Total

Opening balance	382	875		1,257
Implementation IAS 32/39 and IFRS 4		6,256	1,282	7,538
Unrealized revaluations after taxation	53	2,095		2,148
Realized gains/losses transferred to profit and loss		(663)		(663)
Changes in cash flow hedge reserve			764	764
Transfer to insurance liabilities/DAC		(89)		(89)
Other revaluations	25	226		251

Closing balance	460	8,700	2,046	11,206

Changes in currency translation reserve

	2007	2006	2005

Opening balance	(473)	668	(184)
Implementation IAS 32/39 and IFRS 4			(556)
Unrealized revaluations after taxation	500	194	489
Realized gains/losses transferred to profit and loss	(228)
Exchange rate differences	(1,153)	(1,335)	919

Closing balance	(1,354)	(473)	668

Changes in other reserves

		Share of
	Retained	associates	Treasury	Other
2007	earnings	reserve	shares	reserves	Total

Opening balance	20,700	1,181	(1,436)	(37)	20,408
Profit for the year	8,894	347			9,241
Unrealized revaluations after taxation				(98)	(98)
Changes in treasury shares			(2,304)		(2,304)
Dividend	(2,826)	(173)			(2,999)
Employee stock options and share plans	104				104
Other	153	(153)

Closing balance	27,025	1,202	(3,740)	(135)	24,352

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in other reserves

		Share of
	Retained	associates	Treasury	Other
2006	earnings	reserve	shares	reserves	Total

Opening balance	16,262	608	(868)	(13)	15,989
Profit for the year	6,972	720			7,692
Unrealized revaluations after taxation				(124)	(124)
Changes in treasury shares			(520)		(520)
Dividend	(2,534)	(147)			(2,681)
Other			(48)	100	52

Closing balance	20,700	1,181	(1,436)	(37)	20,408

Changes in other reserves

		Share of
	Retained	associates	Treasury	Other
2005	earnings	reserve	shares	reserves	Total

Opening balance	13,792	608	(563)		13,837
Implementation IAS 32/39 and IFRS 4	(2,584)				(2,584)
Profit for the year	7,210				7,210
Changes in treasury shares			(305)		(305)
Dividend	(2,461)				(2,461)
Other	305			(13)	292

Closing balance	16,262	608	(868	(13)	15,989

Changes in treasury shares

	Amount			Number
	2007	2006	2005	2007	2006	2005

Opening balance	1,436	868	563	53,859,235	38,722,934	29,787,165
Purchased	2,505	1,030	381	79,652,109	30,858,427	13,013,029
Share based payments	(201)	(462)	(76)	(6,751,515)	(15,722,126)	(3,203,303)
Other						(873,957)

Closing balance	3,740	1,436	868	126,759,829	53,859,235	38,722,934

Preference shares are presented in the balance sheet under liabilities. See Note 13 ‘Preference shares’.
LIABILITIES
13 PREFERENCE SHARES
ING Group preference shares
Preference shares are divided into 2 categories: ‘A’ preference shares and ‘B’ preference shares. The authorized preference share capital of ING Groep N.V. consists of 100 million ‘A’ preference shares with a par value of EUR 1.20, of which as at December 31, 2007 16,012,839 have been issued and 1,000 million ‘B’ preference shares with a par value of EUR 0.24, of which none have been issued. The only movement in preference shares outstanding is explained under Buy-back of preference shares.
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
Buy-back of preference shares
During 2007, ING Group bought back 57,016,572 (depository receipts for) ‘A’ preference shares (2006: 24,051,039) at an average price of EUR 3.64 per share or EUR 207.5 million in total (2006: EUR 3.72 per share or EUR 89.5 million). The ‘A’ preference shares were bought back from ABN AMRO Holding and Fortis as described below.
In July 2007, ING announced that agreement had been reached with Fortis Insurance Netherlands to buy-back 28,172,583 ‘A’ preference shares of ING at a price of EUR 3.618175 per share or EUR 101,933,336 in total. Following the repurchase the preference shares were cancelled.
In October 2007, ING announced that agreement had been reached with ABN AMRO Holding to buy-back 28,843,989 ‘A’ preference shares of ING Group. The transaction was completed in two tranches. On October 15, 2007, 18,843,989 ‘A’ preference shares, were repurchased at a price of EUR 3.65 per share, or EUR 68,780,560 in total. Following the repurchase these preference share were cancelled. On 24 December, an additional 10,000,000 ‘A’ preference shares were repurchased at a price of EUR 3.68 per share, or EUR 36,800,000. None of the 10 million preference shares had been cancelled at December 31, 2007, and are therefore included in the number of ‘A’ preference share in issue at December 31, 2007. However, all of these shares were cancelled in February 2008.
Cumulative preference shares
The par value of the cumulative preference shares is EUR 1.20. The authorized cumulative preference share capital consists of 900 million cumulative preference shares, of which none have been issued.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
14 SUBORDINATED LOANS
Subordinated loans

			Notional amount in		Balance sheet value
Interest rate	Year of Issue	Due date	original currency		2007	2006

7.375%	2007	Perpetual	USD	1,500	988
6.375%	2007	Perpetual	USD	1,045	690
5.140%	2006	Perpetual	GBP	600	810	885
5.775%	2005	Perpetual	USD	1,000	674	752
6.125%	2005	Perpetual	USD	700	462	515
4.176%	2005	Perpetual	EUR	500	497	497
Variable	2004	Perpetual	EUR	1,000	937	926
6.200%	2003	Perpetual	USD	500	330	368
Variable	2003	Perpetual	EUR	750	682	669
7.200%	2002	Perpetual	USD	1,100	726	811
7.050%	2002	Perpetual	USD	800	529	591

					7,325	6,014

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
The number of debentures held by group companies as at December 31, 2007 was 3,504 with a balance sheet value of nil (2006: nil with a balance sheet value of nil).
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
Debt securities in issue — maturities

	2007	2006

Fixed rate debt securities
Within 1 year	35,182	49,692
More than 1 year but less than 2 years	4,156	1,475
More than 2 years but less than 3 years	1,738	2,914
More than 3 years but less than 4 years	2,057	1,824
More than 4 years but less than 5 years	2,374	3,140
More than 5 years	5,870	5,155

Total fixed rate debt securities	51,377	64,200

Floating rate debt securities
Within 1 year	7,204	4,637
More than 1 year but less than 2 years	487	238
More than 2 years but less than 3 years	989	413
More than 3 years but less than 4 years	1,847	1,086
More than 4 years but less than 5 years	1,140	2,611
More than 5 years	3,951	4,948

Total floating rate debt securities	15,618	13,933

Total debt securities	66,995	78,133

As of December 31, 2007, ING Group had unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue, totalling EUR 6,974 million (2006: EUR 29,335 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
16 OTHER BORROWED FUNDS
Other borrowed funds by remaining term

2007	2008	2009	2010	2011	2012	There after	Total

Subordinated loans of group companies	66	542	1,052	429	1,632	9,942	13,663
Preference shares of group companies						1,014	1,014
Loans contracted	4,791	1,054	1,306	1,019		1,284	9,454
Loans from credit institutions	1,340	2	353	279	168	785	2,927

	6,197	1,598	2,711	1,727	1,800	13,025	27,058

Other borrowed funds by remaining term

2006	2007	2008	2009	2010	2011	There after	Total

Subordinated loans of group companies	34	200	366	1,227	2,276	9,488	13,591
Preference shares of group companies						1,132	1,132

Loans contracted	4,927	489	304	1,188	1,138	854	8,900
Loans from credit institutions	3,749	1,103	357	280	164	363	6,016

	8,710	1,792	1,027	2,695	3,578	11,837	29,639

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
17 INSURANCE AND INVESTMENT CONTRACTS, REINSURANCE CONTRACTS
The provisions for insurance and investment contracts, net of reinsurance (i.e. the provision for the company’s own account) is presented in the balance sheet gross under ‘Insurance and investment contracts’ and ‘Reinsurance contracts’.
Insurance and investment contracts, reinsurance contracts

	Provision				Insurance
	net of reinsurance		Reinsurance contracts		and investment contracts
	2007	2006	2007	2006	2007	2006

Provision for non-participating life policy liabilities	70,149	78,772	4,481	4,930	74,630	83,702
Provision for participating life policy liabilities	54,645	52,914	175	187	54,820	53,101
Provision for (deferred) profit sharing and rebates	1,601	2,956	5	5	1,606	2,961
Provision for life insurance for risk of policyholders	100,753	97,304	639	651	101,392	97,955

Life insurance provisions	227,148	231,946	5,300	5,773	232,448	237,719
Provision for unearned premiums and unexpired risks	2,564	2,631	99	156	2,663	2,787

Reported claims provision	5,051	5,503	475	600	5,526	6,103
Claims incurred but not reported (IBNR)	1,121	1,148			1,121	1,148

Claims provisions	6,172	6,651	475	600	6,647	7,251

Other insurance provisions	302	176			302	176

Total provisions for insurance contracts	236,186	241,404	5,874	6,529	242,060	247,933
Investment contracts for risk of company	9,520	7,505			9,520	7,505
Investment contracts for risk of policyholders	14,132	13,245			14,132	13,245

Total provisions for investment contracts	23,652	20,750			23,652	20,750

Total	259,838	262,154	5,874	6,529	265,712	268,683

Changes in life insurance provisions

	Provision				Insurance
	net of reinsurance		Reinsurance contracts		and investment contracts
	2007	2006	2007	2006	2007	2006

Opening balance	231,946	225,351	5,773	6,638	237,719	231,989
Changes in the composition of the group	(3,475)	83	2	23	(3,473)	106

	228,471	225,434	5,775	6,661	234,246	232,095
Current year provisions	27,224	28,863	139	1,525	27,363	30,388
Change in deferred profit sharing liability	(1,546)	(1,241)			(1,546)	(1,241)
Prior year provisions:
— benefit payments to policyholders	(21,933)	(13,166)	(82)	(366)	(22,015)	(13,532)
— interest accrual	6,794	4,791	(40)	18	6,754	4,809
— valuation changes for risk of policyholders	5,612	2,702			5,612	2,702
— effect of changes in other assumptions	2	(21)			2	(21)

	(9,525)	(5,694)	(122)	(348)	(9,647)	(6,042)
Exchange rate differences	(15,583)	(15,874)	(501)	(535)	(16,084)	(16,409)
Other changes	(1,893)	458	9	(1,530)	(1,884)	(1,072)

Closing balance	227,148	231,946	5,300	5,773	232,448	237,719

Included in Changes in the composition of the group is EUR 4,017 million relating to the disposal of portfolios in connection with the sale of Belgian Broker and Employee Benefit insurance business as disclosed in Note 29 ‘Companies acquired and companies disposed’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Where discounting is used in the calculation of life insurance provisions the rate is within the range 2.9% to 6.0% (2006: 2.9% to 6.8%) based on weighted averages.
ING transferred part of their life insurance business to Scottish Re in 2004 by means of a co-insurance contract. This business continues to be included in Life insurance provisions. The related asset from the co-insurance contract is recognized under Reinsurance contracts.
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
As at December 31, 2007, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounted to EUR 7,044 million (2006: EUR 8,005 million) after the provision for uncollectible reinsurance of EUR 5 million (2006: EUR 6 million).
Changes in provision for unearned premiums and unexpired risks

	Provision				Insurance
	net of reinsurance		Reinsurance contracts		and investment contracts
	2007	2006	2007	2006	2007	2006

Opening balance	2,631	2,835	156	258	2,787	3,093
Changes in the composition of the group	(194)	(9)	3		(191)	(9)

	2,437	2,826	159	258	2,596	3,084

Premiums written	5,780	5,994	306	339	6,086	6,333
Premiums earned during the year	(5,701)	(5,929)	(326)	(377)	(6,027)	(6,306)
Exchange rate differences	15	(245)	(10)	(22)	5	(267)
Other changes	33	(15)	(30)	(42)	3	(57)

Closing balance	2,564	2,631	99	156	2,663	2,787

Changes in claims provisions

	Provision				Insurance
	net of reinsurance		Reinsurance contracts		and investment contracts
	2007	2006	2007	2006	2007	2006

Opening balance	6,651	8,202	600	1,389	7,251	9,591
Changes in the composition of the group	(667)	(4)	(18)		(685)	(4)

	5,984	8,198	582	1,389	6,566	9,587

Additions
— for the current year	3,356	3,261	78	124	3,434	3,385
— for prior years	(282)	(525)	14	(18)	(268)	(543)
— interest accrual of provision	32	54			32	54

	3,106	2,790	92	106	3,198	2,896

Claim settlements and claim settlement costs
— for the current year	1,747	1,569	(42)	33	1,705	1,602
— for prior years	1,343	1,458	151	388	1,494	1,846

	3,090	3,027	109	421	3,199	3,448

Exchange rate differences	84	(381)	(14)	(93)	70	(474)
Other changes	88	(929)	(76)	(381)	12	(1,310)

Closing balance	6,172	6,651	475	600	6,647	7,251

ING Group had an outstanding balance of EUR 66 million at December 31, 2007 (2006: EUR 66 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean up, the management of ING Group considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The release of the provision from prior years in 2006 is as a result of favourable underwriting results in several business units, in particular, the Netherlands business units benefited from changes in legal requirements for disability benefits , favourable results and reserving methodology changes and Canada benefited from favourable experience mostly from automobile pool.
Where discounting is used in the calculation of the claims provisions the rate is, based on weighted averages, within the range of 3.8% to 4.3% (2006: 3.0% to 4.0%).
Changes in investment contracts liabilities

	2007	2006

Opening balance	20,750	18,633
Changes in the composition of the group	(277)	(42)

	20,473	18,591

Current year liabilities	12,890	8,432

Prior year provisions
— payments to contract holders	(9,697)	(6,667)
— interest accrual	408	344
— valuation changes investments	576	948

	(8,713)	(5,375)

Exchange rate differences	(1,147)	(1,021)
Other changes	149	123

Closing balance	23,652	20,750

Gross claims development table

	Underwriting year
	2004	2005	2006	2007	Total

Estimate of cumulative claims:
At the end of underwriting year	2,773	3,010	2,678	3,007
1 year later	2,428	2,856	2,623
2 years later	2,228	2,703
3 years later	2,169

Estimate of cumulative claims	2,169	2,703	2,623	3,007	10,502

Cumulative payments	(1,638)	(1,929)	(1,588)	(1,052)	(6,207)

	531	774	1,035	1,955	4,295
Effect of discounting	(55)	(66)	(84)	(131)	(336)

Liability recognized	476	708	951	1,824	3,959

Liability relating to prior underwriting years					2,688

Total amount recognized in the balance sheet					6,647

The Group applies the exemption in IFRS-EU not to present Gross claims development for annual periods beginning before January 1, 2004 (the date of transition to IFRS-EU) as it is impracticable to obtain such information.
18 AMOUNTS DUE TO BANKS
Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2007, liabilities concerning securities sold in repurchase transactions amounted to EUR 29,604 million (2006: EUR 23,627 million).
Amounts due to banks by type

	Netherlands		International		Total
	2007	2006	2007	2006	2007	2006

Non-interest bearing	3,527	2,696	3,580	1,035	7,107	3,731
Interest bearing	72,257	52,817	87,608	64,291	159,865	117,108

	75,784	55,513	91,188	65,326	166,972	120,839

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
19 CUSTOMER DEPOSITS AND OTHER FUNDS ON DEPOSIT
Customer deposits and other funds on deposit

	2007	2006

Savings accounts	275,127	283,147
Credit balances on customer accounts	161,204	147,695
Corporate time deposits	86,151	62,628
Other	2,734	3,210

	525,216	496,680
Customer deposits and other funds on deposits by type

	Netherlands		International		Total

	2007	2006	2007	2006	2007	2006

Non-interest bearing	15,100	13,734	3,905	2,704	19,005	16,438
Interest bearing	192,808	181,976	313,403	298,266	506,211	480,242

	207,908	195,710	317,308	300,970	525,216	496,680

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2007, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 3,725 million (2006: EUR 870 million).
Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.
20 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS
Financial liabilities at fair value through profit and loss

	2007	2006

Trading liabilities	148,988	127,975
Non-trading derivatives	6,951	4,934
Designated as at fair value through profit and loss	13,882	13,702

	169,821	146,611

Trading liabilities by type

	2007	2006

Equity securities	12,271	20,732
Debt securities	10,301	9,045
Funds on deposit	97,857	77,245
Derivatives	28,559	20,953

	148,988	127,975

Non-trading derivatives by type

	2007	2006

Derivatives used in:
— fair value hedges	958	606
— cash flow hedges	3,188	1,696
— hedges of net investments in foreign operations	352	7
Other non-trading derivatives	2,453	2,625

	6,951	4,934

Designated as at fair value through profit and loss by type

	2007	2006

Debt securities	10,902	10,642
Funds entrusted	756	603
Other	2,224	2,457

	13,882	13,702

In 2007, the changes in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in the credit risk of that liability is approximately EUR 20 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 13,845 million.
As at December 31, 2007, trading liabilities include amounts payable of EUR 86,759 million (2006: EUR 67,114 million) with regard to repurchase transactions.
21 OTHER LIABILITIES
Other liabilities by type

	2007	2006

Deferred tax liabilities	3,432	4,042
Income tax payable	877	923
Pension and post-employment liabilities	657	1,208
Other staff-related liabilities	355	247
Other taxation and social security contributions	1,123	1,147
Deposits from reinsurers	427	462
Accrued interest	13,606	10,556
Costs payable	2,744	2,353
Amounts payable to brokers	114	238
Amounts payable to policyholders	2,283	3,105
Reorganization and other provisions	1,400	1,055
Share-based payment plan liabilities	7	5
Property under development for third parties	284
Other	16,550	12,937

	43,859	38,278

On a distribution of a dividend ING Groep N.V. is required to withhold an income tax on dividends at a rate of 15%.
Other staff-related liabilities include vacation leave provisions, jubilee provisions and disability/illness provisions.
Other mainly relates to year-end accruals in the normal course of business, none of which are individually material.
Deferred taxes are calculated on all temporary differences under the liability method using tax rates applicable to the jurisdictions in which the Group is liable to taxation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in deferred tax

		Change	Change	Changes in the	Exchange
	Net liability	through	through	composition	rate		Net liability
	2006	equity	net profit	of the group	differences	Other	2007

Investments	1,375	(1,243)	213	(17)	56	(126)	258
Financial assets and liabilities at fair value through profit and loss	119	(40)	82	(11)	(2)	8	156
Deferred acquisition costs and VOBA	3,201	3	151		(312)	4	3,047
Fiscal equalization reserve	3		8			4	15
Depreciation	28	3	(26)	(5)	1	(12)	(11)
Insurance provisions	(1,490)	116	339		93	71	(871)
Other provisions	(1,081)	238	(174)	(28)	109	(210)	(1,146)
Receivables	196		(128)	1	(2)	33	100
Loans and advances to customers	102	5	(7)		(1)	(3)	96
Unused tax losses carried forward	(909)	(15)	(26)	1	76	(59)	(932)
Other	626	(767)	27	117	3	(9)	(3)

	2,170	(1,700)	459	58	21	(299)	709

Comprising:
— deferred tax liabilities	4,042						3,432
— deferred tax assets	(1,872)						(2,723)

	2,170						709

In 2006, the deferred tax changes through equity includes a deferred tax charge of EUR (1,583) million relating to unrealized valuations, EUR (242) million relating to changes in the cash flow hedge reserve, EUR 486 million relating to transfers to insurance liabilities and DAC, and nil relating to stock options and share plans. These items are presented in the Deferred tax by origin table in investments and insurance provisions respectively. Other changes in deferred tax are included in the profit and loss.
Deferred tax in connection with unused tax losses carried forward

	2007	2006

Total unused tax losses carried forward	3,814	3,977
Unused tax losses carried forward not recognized as a deferred tax asset	(688)	(953)

Unused tax losses carried forward recognized as a deferred tax asset	3,126	3,024

Average tax rate	29.8%	30.1%

Deferred tax asset	932	909

Deferred income tax assets are recognized for tax loss carry forwards and unused tax credits only to the extent that realization of the related tax benefit is probable. The uncertainty of the recoverability of the tax losses and tax credits is taken into account in establishing the deferred tax assets. The following tax loss carry forwards and tax credits will expire as follows at December 31:
Total unused tax losses carried forward analyzed by expiry terms

	No deferred tax		Deferred tax

	2007	2006	2007	2006

Within 1 year	64	16	41	30
More than 1 year but less than 5 years	176	156	249	424
More than 5 years but less than 10 years	230	47	610	347
More than 10 years but less than 20 years	71	247	1,010	1,045
Unlimited	147	487	1,216	1,178

	688	953	3,126	3,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in reorganization and other provisions

	Reorganization		Other		Total

	2007	2006	2007	2006	2007	2006

Opening balance	335	356	720	825	1,055	1,181
Changes in the composition of the group		(6)	60	4	60	(2)
Additions	507	96	359	269	866	365
Interest	9	3		4	9	7
Releases	(62)	(49)	(149)	(36)	(211)	(85)
Charges	(175)	(174)	(219)	(238)	(394)	(412)
Exchange rate differences	(3)	(1)	(7)	(15)	(10)	(16)
Other changes	8	110	17	(93)	25	17

Closing balance	619	335	781	720	1,400	1,055

The provision for reorganizations at December 31, 2007 includes EUR 252 million for the restructuring of the retail business of Postbank and ING Bank and EUR 100 million for the global wholesale restructuring. The remaining term of the provision for reorganizations is generally not more then 5 years.
Included in Other provisions is a provision for a loss of EUR 129 million relating to the agreed disposal of NRG as disclosed in Note 29 ‘Companies acquired and companies disposed’.
In general, Other provisions are of a short-term nature.
The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.
Pension and post-employment liabilities
The Group maintains defined benefit retirement plans in the major countries in which it operates. These plans generally cover all employees and provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.
Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries comply with applicable local regulations concerning investments and funding levels.
The Group provides other post-employment employee benefits to certain employees and former employees. These are primarily post-employment healthcare benefits and discounts on ING products provided to employees and former employees.
Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities. The amount incurred in 2007 was EUR 68 million (2006: EUR 45 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Summary of pension and post-employment liabilities

				Post-employment benefits
	Pension benefits			other than pensions			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Defined benefit obligation	14,499	15,758	15,782	220	239	441	14,719	15,997	16,223
Fair value of plan assets	14,708	14,361	12,937				14,708	14,361	12,937
	(209)	1,397	2,845	220	239	441	11	1,636	3,286

Unrecognized past service costs	(3)			4	10	(6)	1	10	(6)
Unrecognized actuarial gains/(losses)	198	(687)	(1,778)	8	(2)	(27)	206	(689)	(1,805)
	(14)	710	1,067	232	247	408	218	957	1,475

Presented as:
— Other liabilities	425	961	1,067	232	247	408	657	1,208	1,475
— Other assets	(439)	(251)					(439)	(251)
	(14)	710	1,067	232	247	408	218	957	1,475

Actuarial gains and losses for the year ended December 31, 2007 includes EUR (789) million (2006: EUR (180) million; 2005: EUR 873 million) experience gain adjustments for assets and EUR 83 million (2006: EUR (163) million; 2005: EUR 116 million) experience gain adjustments for liabilities.
During 2006 certain plans were reclassified from Other to Pension benefits. This reclassification did not have an effect on total pension liabilities and other staff related liabilities. This reclassification is included in the line Changes in the composition of the group and other changes in the tables below.
Changes in defined benefit obligations

			Post-employment
			benefits other
	Pension benefits		than pensions

	2007	2006	2007	2006

Opening balance	15,758	15,782	239	441
Current service cost	408	417	11	13
Interest cost	739	703	13	11
Employer’s contribution				1
Participants contributions	2	(22)		5
Benefits paid	(556)	(493)	(13)	(44)
Actuarial gains and losses	(1,727)	(1,199)	(8)	(25)
Past service cost	(83)	18		(5)
Changes in the composition of the group and other changes	207	727	(11)	4
Effect of curtailment or settlement	(32)	(6)		(147)
Exchange rate differences	(217)	(169)	(11)	(15)

Closing balance	14,499	15,758	220	239

Relating to:
— funded plans	14,441	15,675
— unfunded plans	58	83	220	239

	14,499	15,758	220	239

The estimated unrecognized past services cost and unrecognized actuarial gains and losses for the defined benefit plans that will be amortized into pension and other staff related liability costs during 2008 are nil and nil, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in fair value of plan assets

	Pension benefits

	2007	2006

Opening balance	14,361	12,937
Expected return on plan assets	869	820
Employer’s contribution	816	776
Participants contributions	6	5
Benefits paid	(540)	(476)
Actuarial gains and losses	(789)	(180)
Changes in the composition of the group and other changes	176	597
Exchange rate differences	(191)	(118)

Closing balance	14,708	14,361

The actual return on the plan assets amounted to EUR 80 million (2006: EUR 613 million).
It is not expected that any plan assets are returned to ING Group during 2008.
Pension Investment Strategy
The primary financial objective of ING Employee Benefit Plans (the Plans) is to secure participant retirement benefits. As such, the key objective in the Plans financial management is to promote stability and, to the extent appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities). The investment strategy for the Plans portfolios of assets (the Funds) balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Funds in an effort to accomplish the Plans funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolios among industry sectors, geographical areas, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by precise mandates and are measured against specific benchmarks. Factors considered by the fund managers include balancing security concentration, investment style, and reliance on particular active investment strategies. The asset mixes of the funds are reviewed on a regular basis. Generally, the funds asset mixes will be rebalanced to the target mixes as individual portfolios approach their minimum or maximum levels.
Categories of plan assets in percentages

					Weighted
				average expected
	Target allocation	Percentage of plan assets		long term rate of return

	2008	2007	2006	2007	2006

Equity securities	34	33	37	8.1	8.1
Debt securities	53	52	52	4.7	5.2
Other	13	15	11	6.5	7.1

	100	100	100	6.2	6.5

Equity securities include ING Group ordinary shares of EUR 5 million (0.1% of total plan assets) at December 31, 2007 (2006: EUR 14 million, 0.1% of total plan assets). Real estate, which is included in Other, includes nil (0.0% of total plan assets) at December 31, 2007 which was occupied by the Group (2006: nil, 0.0% of total plan assets).
Determination of Expected Return on Assets
An important element for financial reporting is the assumption for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plans asset allocations, historical returns on the types of assets held in the Funds, and the current economic environment. Based on these factors, it is expected that the Funds assets will earn an average percentage per year over the long term. This estimation takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Funds. For estimation purposes, it is assumed the long term asset mixes will be consistent with the current mixes. Changes in the asset mixes could impact the amount of recorded pension income or expense, the funded status of the Plans, and the need for future cash contributions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Weighted averages of basic actuarial assumptions in annual % at December 31

			Post-employment benefits
	Pension benefits		other than pensions

	2007	2006	2007	2006

Discount rates	5.60	4.80	5.70	5.40
Expected rates of salary increases (excluding promotion increases)	2.80	2.75	3.20	3.50
Medical cost trend rates			7.00	6.10
Consumer price inflation	2.10	2.00	2.30	2.25
The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.
An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 4 million at December 31, 2007 (2006: EUR 2 million) and nil increase in the charge for the year (2006: nil). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 4 million at December 31, 2007 (2006: EUR 2 million) and nil decrease in the charge for the year (2006: nil).
Expected Cash Flows
During 2008 the expected contributions to pension plans are EUR 633 million (2007: EUR 904 million).
The following benefit payments, which reflect expected future service as appropriate, are expected to be paid by the plan:
Benefit payments

		Post-employment
	Pension	benefits other
	benefits	than pensions

2008	437	9
2009	466	9
2010	498	10
2011	514	10
2012	526	10
Years 2013 — 2017	2,239	75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.4. ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
22 ASSETS AND LIABILITIES BY CONTRACTUAL MATURITY
Assets and liabilities by contractual maturity

	Less than	1-3	3-12	1-5	Over 5	Maturity not
2007	1 month	months	months	years	years	applicable	Total

ASSETS
Cash and balances with central banks	12,406						12,406
Amounts due from banks	25,939	5,736	8,705	6,591	1,904		48,875
Financial assets at fair value through profit and loss
— trading assets (1)						193,213	193,213
— investments for risk of policyholders (2)						114,827	114,827
— non-trading derivatives	403	115	758	2,651	3,708	2	7,637
— designated as at fair value through profit and loss	1,504	610	1,894	1,999	5,043	403	11,453
Investments
— available-for-sale	4,184	7,016	13,267	71,107	135,992	44,331	275,897
— held-to-maturity	232	287	1,093	8,504	6,637		16,753
Loans and advances to customers	131,610	17,234	26,654	93,545	280,738	3,183	552,964
Reinsurance contracts	21	36	308	307	2,725	2,477	5,874
Intangible assets	2	4	111	391	1,120	4,112	5,740
Deferred acquisition costs						10,692	10,692
Other assets	14,399	2,771	15,838	4,195	2,845	51	40,099
Remaining assets (where maturities are not applicable) (3)						16,080	16,080

Total assets	190,700	33,809	68,628	189,290	440,712	389,371	1,312,510

LIABILITIES
Preference shares						21	21
Subordinated loans						7,325	7,325
Debt securities in issue	22,277	13,899	6,210	14,787	9,822		66,995
Other borrowed funds	434	4,847	916	7,059	13,802		27,058
Insurance and investment contracts	1,855	3,907	10,712	33,854	97,244	118,140	265,712
Amounts due to banks	117,179	28,758	12,935	6,862	1,238		166,972
Customer deposits and other funds on deposit	463,995	23,988	26,864	8,369	2,000		525,216
Financial liabilities at fair value through profit and loss
— trading liabilities (1)						148,988	148,988
— non-trading derivatives	255	317	521	2,937	2,921		6,951
— designated as at fair value through profit and loss	873	771	2,395	5,912	3,931		13,882
Other liabilities	14,292	4,920	12,067	6,420	2,844	3,316	43,859

Total liabilities	621,160	81,407	72,620	86,200	133,802	277,790	1,272,979

(1)	Trading assets and trading liabilities have been presented in the above table as maturity not applicable, because they are held for short term profit taking. The majority of items are debt instruments and equity instruments, where the contractual maturity is generally more than 5 years.

(2)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(3)	Included in remaining assets where maturities are not applicable are:

— property and equipment

— real estate investments

— investments in associates.

Note: Due to their nature remaining assets consists mainly of assets expected to be recovered after more than 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Assets and liabilities by contractual maturity

	Less than	1-3	3-12	1-5	Over 5	Maturity not
2006	1 month	months	months	years	years	applicable	Total

ASSETS
Cash and balances with central banks	14,326						14,326
Amounts due from banks	19,742	5,441	2,619	7,277	4,789		39,868
Financial assets at fair value through profit and loss
— trading assets (1)						193,977	193,977
— investments for risk of policyholders (2)						110,547	110,547
— non-trading derivatives	140	126	314	2,263	3,672	6	6,521
— designated as at fair value through profit and loss	187	420	1,435	874	3,509		6,425
Investments
— available-for-sale	6,399	7,522	11,626	76,959	148,254	43,161	293,921
— held-to-maturity	87	154	563	7,683	9,173		17,660
Loans and advances to customers	107,295	13,919	23,795	84,601	241,539	3,288	474,437
Reinsurance contracts	23	60	440	571	2,281	3,154	6,529
Intangible assets			71	143		3,308	3,522
Deferred acquisition costs						10,163	10,163
Other assets	9,365	1,801	10,167	8,309	922	499	31,063
Remaining assets (where maturities are not applicable) (3)						17,348	17,348

Total assets	157,564	29,443	51,030	188,680	414,139	385,451	1,226,307

LIABILITIES
Preference shares						215	215
Subordinated loans						6,014	6,014
Debt securities in issue	17,580	26,946	9,803	13,701	10,103		78,133
Other borrowed funds	2,636	4,475	1,837	9,987	10,704		29,639
Insurance and investment contracts	2,327	3,556	11,677	34,003	103,524	113,596	268,683
Amounts due to banks	90,250	15,094	10,879	4,077	539		120,839
Customer deposits and other funds on deposit	447,824	15,374	16,690	12,197	4,595		496,680
Financial liabilities at fair value through profit and loss
— trading liabilities (1)						127,975	127,975
— non-trading derivatives	93	95	331	1,786	2,591	38	4,934
— designated as at fair value through profit and loss	617	581	2,081	6,285	4,138		13,702
Other liabilities	8,562	714	5,117	6,300	1,229	16,356	38,278

Total liabilities	569,889	66,835	58,415	88,336	137,423	264,194	1,185,092

(1)	Trading assets and trading liabilities have been presented in the above table as maturity not applicable, because they are held for short term profit taking. The majority of items are debt instruments and equity instruments, where the contractual maturity is generally more than 5 years.

(2)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(3)	Included in remaining assets where maturities are not applicable are:

— property and equipment

— real estate investments

— investments in associates.

Note: Due to their nature remaining assets consists mainly of assets expected to be recovered after more than 12 months.
23 DERIVATIVES AND HEDGE ACCOUNTING
Use of derivatives and hedge accounting
As described in the Risk management section, ING Group uses derivatives (principally interest rate swaps and cross currency interest rate swaps) for economic hedging purposes in the management of its asset and liability portfolios and structural positions. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified exposure to reduce that exposure. The impact of ING Group’s hedging activities is to optimize the overall cost to the Group of accessing debt capital markets and to mitigate the market risk which would otherwise arise from structural imbalances in the duration and other profiles of its assets and liabilities. In addition, hedging activities are undertaken to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
hedge against the interest rate risk in the mortgage offer period in relation to retail mortgages and to lock-in the interest margin in relation to interest bearing assets and the related funding.
The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-EU hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS—EU are classified and accounted for according to the nature of the instrument hedged and the type of IFRS-EU hedge model that is applicable. The three models applicable under IFRS-EU are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in section ‘Principles of valuation and determination of results’.
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
With respect to exchange rate and interest rate derivative contracts, the notional or contractual amounts of these instruments is indicative of the nominal value of transactions outstanding at the balance sheet date; they do however not represent amounts at risk. ING Group uses credit derivatives in managing its exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment and trading portfolios. Hedge accounting is not applied in relation to credit derivatives.
Fair value hedge accounting
ING Group’s fair value hedges principally consist of interest rate swaps and cross-currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates.
Gains and losses on derivatives designated under fair value hedge accounting are recognized in the profit and loss account. The effective portion of the fair value change on the hedged item is also recognized in the profit and loss account. As a result, only the net accounting ineffectiveness impacts the net profit.
For the year ended December 31, 2007, ING Group recognized in the profit and loss account EUR 697 million (2006: EUR 41 million) of fair value changes on derivatives designated under fair value hedge accounting. This amount was partly offset by EUR 663 million (2006: EUR (8) million) fair value changes recognized on hedged items. This resulted in EUR 34 million (2006: EUR 49 million) net accounting ineffectiveness recognized in the profit and loss account. At December 31, 2007, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR 994 million (2006: EUR 474 million), presented in the balance sheet as EUR 1,952 million (2006: EUR 1,080 million) positive fair values under assets and EUR 958 million (2006: EUR 606 million) negative fair values under liabilities.
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-EU ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revised estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket.
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
For the year ended December 31, 2007, ING Group recognized EUR (925) million (2006: EUR (690) million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity at December 31, 2007 was EUR 463 million (2006: EUR 1,819 million) gross and EUR 431 million (2006: EUR 1,356 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes on the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 40 years for insurance operations and 21 years for banking operations, with the largest concentration in the range of 20 to 25 years for insurance operations and 5 to 10 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting of EUR (9) million (2006: EUR (7) million) was recognized in the profit and loss account.
At December 31, 2007, the fair values of outstanding derivatives designated under cash flow hedge accounting was EUR 229 million (2006: EUR 1,921 million), presented in the balance sheet as EUR 3,417 million (2006: EUR 3,617 million) positive fair values under assets and EUR 3,188 million (2006: EUR 1,696 million) negative fair values under liabilities.
At December 31, 2007 and December 31, 2006, there were no non-derivatives designated as hedging instruments for cash flow hedge accounting purposes.
Included in Interest income and interest expense on non-trading derivatives is EUR 2,317 million (2006: EUR 3,440 million) and EUR 2,042 million (2006: EUR 3,097 million) respectively relating to derivatives used in cash flow hedges.
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
At December 31, 2007, the fair values of outstanding derivatives designated under net investment hedge accounting was EUR (71) million (2006: EUR (4) million), presented in the balance sheet as EUR 281 million (2006: EUR 3 million) positive fair values under assets and EUR 352 million (2006: EUR 7 million) negative fair values under liabilities.
At December 31, 2007, the fair values of outstanding non-derivatives designated under net investment hedge accounting was EUR (1,318) million (2006: EUR (1,520) million), presented in the balance sheet as negative fair values under liabilities. Non-derivatives designated as hedging instruments consist mainly of loan agreements.
Accounting ineffectiveness recognized in the profit and loss account for the year ended December 31, 2007 on derivatives and non-derivatives designated under net investment hedge accounting was EUR (14) million (2006: EUR (12) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
24 MAXIMUM CREDIT EXPOSURE
ING’s maximum credit exposure as at December 31, 2007 and 2006 is represented as follows:
Maximum credit exposure

	2007	2006

Cash and balances with central banks	12,406	14,326
Amounts due from banks
— loans and advances to banks	45,790	36,411
— cash advances, overdrafts and other balances	3,098	3,461
Trading assets
— debt securities	37,345	38,287
— loans and receivables	116,164	118,459
— derivatives	28,592	22,514
Non-trading derivatives	7,637	6,521
Designated as at fair value through profit and loss	11,453	6,425
Available-for-sale debt securities	255,950	275,696
Held-to-maturity debt securities	16,753	17,660
Loans and advances to customers
— policy loans	3,468	3,566
— public authorities	23,638	25,951
— secured by mortgages	290,933	235,812
— guaranteed by credit institutions	2,528	2,402
— personal loans	5,453	4,649
— other personal lending	24,204	22,141
— other corporate lending	204,528	181,939
— other	1,351	1,517
Reinsurance contracts	5,874	6,529
Reinsurance and insurance receivables	3,664	4,105
Other receivables	10,389	5,572

Maximum credit exposure on balance sheet	1,111,218	1,033,943

Off-balance sheet credit commitments
— commitments — Insurance	4,477	4,636
— guarantees — Insurance	173	319
— discounted bills — Bank	1	3
— guarantees — Bank	19,018	17,297
— irrevocable letters of credit — Bank	11,551	8,456
— other — Bank	350	623
— irrevocable facilities	100,707	90,384

Maximum credit exposure off balance sheet	136,277	121,718

Maximum credit exposure	1,247,495	1,155,661

The maximum credit exposure for relevant items on the balance sheet is the balance sheet carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Collateral received is not taken into account.
The manner in which ING manages credit risk and determines credit risk exposures for that purpose is explained in the Risk management section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
25 ASSETS NOT FREELY DISPOSABLE
The assets not freely disposable primarily consist of interest bearing securities pledged to secure deposits from De Nederlandsche Bank (the Dutch Central Bank) and other banks, serve to secure margin accounts or are used for other purposes required by law. The assets not freely disposable and the items for which they are held are as follows:
Assets not freely disposable

	Customer deposits and other
	funds on deposit and debt				Other
	securities in issue		Banks		contingent liabilities		Total

	2007	2006	2007	2006	2007	2006	2007	2006

Investments	1,601	2,686	3,803	4,483	403	590	5,807	7,759
Loans and advances to customers	130	548	781	2		96	911	646
Banks		8	1,596	1,100	6	7	1,602	1,115
Other assets	3,816	3,700	652	1,016	141	532	4,609	5,248

	5,547	6,942	6,832	6,601	550	1,225	12,929	14,768

Banks includes Amounts due from banks and balances with central banks. ING Bank N.V. has an obligation to maintain a reserve with an average monthly balance with the Dutch Central Bank. In December 2007 the required monthly average was EUR 5,676 million (2006: EUR 5,295 million). On December 31, 2007 the balance on this reserve was EUR 1,375 million (2006: EUR 4,076 million).
There are no material terms and conditions relating to the collateral represented in the above table which are individually significant.
26 CONTINGENT LIABILITIES AND COMMITMENTS
In the normal course of business the Group is a party to activities whose risks are not reflected in whole or part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.
Contingent liabilities and commitments

	2007	2006

Insurance operations
Commitments	4,477	4,636
Guarantees	173	319

	4,650	4,955

Banking operations
Contingent liabilities in respect of
— discounted bills	1	3
— guarantees	19,018	17,297
— irrevocable letters of credit	11,551	8,456
— other	350	623

	30,920	26,379

Irrevocable facilities	100,707	90,384

	136,277	121,718

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
Other contingent liabilities include acceptances of bills and are of a short-term nature. Also included in Other contingent liabilities are contingent liabilities resulting from the normal operations of the Real

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Estate business including obligations under development and construction contracts. None of the items included in Other contingent liabilities are individually significant.
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
Future rental commitments for operating lease contracts

2008	213
2009	206
2010	185
2011	170
2012	156
years after 2012	339
27 SPECIAL PURPOSE ENTITIES AND SECURITIZATION
Securitization
ING as originator
ING Group enters into synthetic securitization programmes in order to reduce credit risk on certain assets. In synthetic securitizations ING enters into a credit default swap with securitization Special Purpose Entities (SPEs), in relation to which ING purchases credit protection in respect of residential mortgage loans and loans to small and medium-sized enterprises. The SPEs have in turn hedged their exposure with investors through the issue of credit linked notes or credit linked commercial paper. As a result of these transactions, ING Group has transferred a substantial part of the credit risk related to these loan portfolios to third-party investors. In general, the third-party investors in securities issued by the SPE have recourse only to the assets of the SPE and not to ING Group.
After securitization of these assets ING Group continues to recognize these assets on its balance sheet under Loans and advances to customers.
Assets under synthetic securitization programmes

	2007	2006

Loans to small and medium-sized enterprises	8,946	8,859
Asset backed securities		7,126
Corporate loans	430	4,851
Mortgages	6,488	7,978

Total	15,864	28,814

The winding down of two conduits in 2007 caused a decrease in Assets under securitisation programmes amounting to EUR 10,968 million.
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
ING Group supports the commercial paper programmes by providing the SPE with short-term standby liquidity facilities. Primarily these liquidity facilities are meant to cover temporarily disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programs are supported by granting structured liquidity facilities to the SPE, in which ING Group covers at least some of the credit risk incorporated in these programs itself (in addition to normal liquidity facilities), and as a consequence might suffer credit losses from it. Furthermore, under a Program Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group analysis procedures regarding credit risk and liquidity risk. The fees received for services provided and for facilities are charged on market conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The normal non-structured standby liquidity facilities and the structured facilities are reported under irrevocable facilities.
Collateralized debt obligations (CDO)-transactions
Within ING Group, SPEs are used for CDO transactions. In a typical CDO transaction an SPE is used to issue structured, rated securities which are backed (or collateralized) by a pool of transferable debt securities. Besides investing in CDOs ING often has different roles in these transactions:
•	the arranger of the transaction; ING structures the SPE, acquires the assets for the SPE and sells the CDOs to investors;
•	collateral manager of the assets in the SPE; ING manages the assets based on strict conditions of the SPEs charter.
ING Group receives market-rate fees for structuring, (asset) managing and distributing CDO-securities to investors. The total amount of these fees is not significant.
ING as investor
As part of its investment activities ING invests in securitizations by purchasing notes from securitization SPEs. For certain own asset securitization programs ING acts as a market maker and holds limited positions in this capacity.
Non-cash investments are made by ING by selling credit protection in the market using credit default swaps.
Other entities
ING Group is also a party in other SPEs used, for example, in structured finance and leasing transactions.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
28 PRINCIPAL SUBSIDIARIES
The principal subsidiaries of ING Groep N.V. are as follows:
Companies treated as part of the insurance operations

ING Verzekeringen N.V.	The Netherlands
ING Verzekeringen Nederland N.V.	The Netherlands
ING Vastgoed Belegging B.V.	The Netherlands
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands
Parcom Ventures B.V.	The Netherlands
Postbank Levensverzekering N.V.	The Netherlands
Postbank Schadeverzekering N.V.	The Netherlands
RVS Levensverzekering N.V.	The Netherlands
RVS Schadeverzekering N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Zivotna Poistovna a.s.	Slovakia
ING Nationale-Nederlanden Polska S.A.	Poland
ING Nationale-Nederlanden Polska Powszechne Towarzystwo Emerytaine S.A.	Poland
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Greek General Insurance Company S.A.	Greece
ING Nationale-Nederlanden Magyarorszagi Biztosito Rt.	Hungary
Nationale Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain
ING Canada Inc.	Canada
Belair Insurance Company Inc.	Canada
ING Insurance Company of Canada	Canada
ING Novex Insurance Company of Canada	Canada
ING America Insurance Holdings, Inc.	U.S.A.
ING International Insurance Holdings, Inc.	U.S.A.
ING Life Insurance and Annuity Company	U.S.A.
ING North America Insurance Corporation	U.S.A.
Lion Connecticut Holdings Inc.	U.S.A.
ReliaStar Life Insurance Company	U.S.A.
ReliaStar Life Insurance Company of New York	U.S.A.
Security Life of Denver Insurance Company	U.S.A.
ING USA Annuity and Life Insurance Company	U.S.A.
ING Seguros de Vida S.A.	Chile
ING Afore S.A. de C.V.	Mexico
Seguros Comercial America S.A. de C.V.	Mexico
ING Life Insurance Company (Japan) Limited	Japan
ING Life Insurance Company (Korea) Limited	South Korea
ING Life Insurance Company of America	U.S.A.
ING Australia Holdings Limited	Australia
ING Australia Pty Limited	Australia
ING Re (Netherlands) N.V.	The Netherlands

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Companies treated as part of the banking operations

ING Bank N.V.	The Netherlands
ING Bank Nederland N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease Holding B.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
InterAdvies N.V.	The Netherlands
Nationale-Nederlanden Financiële Diensten B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
Postbank N.V.	The Netherlands
Postbank Groen N.V.	The Netherlands
Westland Utrecht Hypotheekbank N.V.	The Netherlands
ING België N.V.	Belgium
ING Bank Slaski S.A.	Poland
ING Bank Deutschland A.G.	Germany
ING Financial Holdings Corporation	U.S.A.
ING Middenbank Curaçao N.V.	Netherlands Antilles
ING Vysya Bank Ltd.	India
ING Direct N.V.	Canada, Germany, Spain, Australia, France, U.S.A., Italy, U.K.
Oyak Bank A.S.	Turkey

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
29 COMPANIES ACQUIRED AND COMPANIES DISPOSED
The initial accounting for the fair value of the net assets of the companies acquired during the year has been determined only provisionally at December 31, 2007 given the proximity of the dates of acquisition to the year end. Also, the analysis of the contributory factors relating to goodwill will only be performed once the final values have been determined. The initial accounting shall be completed within a year of acquisition in accordance with IFRS 3 and the policies, procedures and risk management of the companies acquired shall be brought in line with ING during 2008.
Most significant companies acquired in 2007

		Latin American
		Pension business of		Share-builder
	Landmark	Santander	Oyak Bank	Corporation	Total

General
Primary line of business	Insurance	Insurance	Bank	Bank

Date of acquisition	July 31, 2007	December 4, 2007	December 31, 2007	November 15, 2007

Percentage of voting shares acquired	100%	100%	100%	100%

Purchase price
Purchase price	255	692	1,903	152	3,002
Costs directly attributable to the acquisition	2	8	2	1	13

Cash purchase price	257	700	1,905	153	3,015

Cash in company acquired	29	28	75	12	144

Cash outflow on acquisition (2)	228	672	1,830	141	2,871

Assets
Cash assets	29	28	75	12	144
Investments		86	1,332		1,418
Loans and advances to customers			4,824	15	4,839
Amounts due from banks			508		508
Financial assets at fair value through profit and loss		520	41	2	563
Intangible assets		154	236		390
Miscellaneous other assets	18	85	474	80	657

Liabilities
Insurance and investment contracts		500			500
Amounts due to banks			632		632
Customer deposits and other funds on deposit			5,369		5,369
Miscellaneous other liabilities		182	601	51	834

Net assets	47	191	888	58	1,184
Minority interests

Net assets acquired	47	191	888	58	1,184

Goodwill recognized (1)	208	501	1,015	94	1,818

Profit since date of acquisition	1	8		(1)	8
Income if acquisition effected at start of year	15	209		38	262
Profit if acquisition effected at start of year (3)	4	46	80	(2)	128

(1)	Goodwill recognized in 2007 on immaterial acquisitions and real estate portfolios was EUR 222 million, resulting in total Goodwill recognized in 2007 of EUR 2,040 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.

(3)	Estimate of full year profit of acquired company based on local accounting principles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Acquisitions effective in 2007
In September 2007 ING paid EUR 20 million to increase its shareholding in ING Piraeus Life (the joint venture between ING and Piraeus Bank) from 50 to 100%.
In April 2007 ING acquired 100% of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million.
In July 2007 ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in Korea. The purchase price paid for Landmark was EUR 255 million.
In November 2007 ING acquired 100% of Sharebuilder Corporation, a Seattle-based brokerage company for EUR 152 million, to extend its retail investment products range and geographical spread in the United States.
In November and December 2007 ING acquired the Latin American pension businesses of Banco Santander in Mexico for EUR 349 million, Columbia for EUR 88 million, Uruguay for EUR 20 million and Argentina for EUR 235 million. The pension business in Chile was acquired in January 2008 for EUR 450 million. The total cost of the entire deal was approximately EUR 1,142 million.
In December 2007 ING announced the completion of the acquisition of 100% of the shares in Oyak Bank for an amount of EUR 1,903 million. Oyak Bank is a leading bank in the Turkish market, offering a full range of banking services with a focus on retail banking. Goodwill of EUR 1,015 million was recognized on acquisition. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. The profit for the year (before amortization of the intangibles recognized on purchase accounting) was approximately EUR 80 million, but no profit or loss was included in the ING Group net profit in 2007.
Most significant companies disposed in 2007

	Belgian Broker &
	employee benefits	ING Trust	ING Regio B.V.	Total

General
Primary line of business	Insurance	Bank	Bank

Sales proceeds
Sales proceeds	777	25	51	853

Cash proceeds	777	25	51	853

Cash in company disposed	11			11

Cash inflow on disposal (1)	766	25	51	842

Assets
Cash assets	11			11
Investments	4,622			4,622
Loans and advances to customers	301	4	1,156	1,461
Financial assets at fair value through profit and loss	350			350
Miscellaneous other assets	463	10	110	583

Liabilities
Insurance and investment contracts	5,075			5,075
Customer deposits and other funds on deposit			2,052	2,052
Miscellaneous other liabilities	178	(4)	(811)	(637)

Net assets	494	18	25	537
% disposed	100	100	100

Net assets disposed	494	18	25	537

Gain/loss on disposal	418	7	26	451

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Disposals effective in 2007
In June 2007 ING sold its investment in Nationale Borg, a specialist provider of guarantee insurance to HAL Investments BV and Egeria.
In July 2007 ING sold ING Trust to management and Foreman Capital, an independent investment company based in the Netherlands. The sale is part of ING’s strategy to focus on its core banking, insurance and asset management businesses.
In July 2007 ING sold its entire shareholding in ING Regio B.V., a subsidiary of Regio Bank NV to SNS REAAL for EUR 50.5 million, resulting in a gain of EUR 26 million. This entity conducts most of the business of Regio Bank. The legal entity Regio Bank NV itself was not part of the transaction.
In September 2007 ING sold its Belgian Broker and Employee Benefits insurance business to P&V Verzekeringen for EUR 777 million, resulting in a gain of EUR 418 million.
Disposals announced and expected to occur in 2008
In December 2007 ING announced that agreement had been reached to sell NRG, a reinsurance unit, to Berkshire Hathaway. The sale for approximately EUR 300 million will result in a loss of approximately EUR 129 million. A provision has been recognized for this loss in Other liabilities. The net assets of NRG at December 31, 2007 amounted to EUR 397 million. Individually significant assets and liabilities consisted of Investments of EUR 578 million and Technical provisions of EUR 194 million, respectively.
In February 2008, ING Group announced that it has reached an agreement with AXA to sell part of its Mexican business, Seguros ING SA de CV and subsidiaries, for a price of approximately EUR 1.0 billion. Under the terms of the agreement, ING will divest companies that comprise its non-life businesses of P&C and Auto, plus its Health and Life insurance lines, its Health Maintenance Organization (ISES) and its Bonding Business. This sale, which is subject to regulatory approval and is expected during the course of 2008, will allow ING to focus on growing its existing Mexican pension (Afore) and Annuities businesses. Seguros ING SA de CV and subsidiaries are presented within the Insurance Americas segment in Note 49 ‘Primary reporting format — Business segments’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Most significant companies acquired in 2006

	ABN AMRO
	Asset Management
	(Taiwan) Ltd	Appleyard	Summit REIT	Total

General
Primary line of business	Insurance	Bank	Bank

Date of acquisition	October 27, 2006	July 1, 2006	October 5, 2006

Percentage of voting shares acquired	100%	100%	56%

Purchase price
Purchase price	65	110	2,132	2,307

Cash purchase price	65	110	2,132	2,307

Cash in company acquired	19			19

Cash outflow on acquisition (2)	46	110	2,132	2,288

Assets
Cash assets	23			23
Investments	2		2,132	2,134
Amounts due from banks	1			1
Financial assets at fair value through profit and loss	2		793	795
Miscellaneous other assets		332	34	366

Liabilities
Amounts due to banks		238		238
Miscellaneous other liabilities	4	52	73	129

Net assets	24	42	2,886	2,952
Minority interests			754	754

Net assets acquired	24	42	2,132	2,198

Goodwill recognized (1)	41	54		95

Profit since date of acquisition	(1)	1	8	8
Income if acquisition effected at start of year	2	33	131	166

(1)	Goodwill recognized in 2006 on immaterial acquisitions and real estate portfolios was EUR 74 million, resulting in total Goodwill recognized in 2006 of EUR 169 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Most significant companies disposed in 2006

		Deutsche
	Williams de	Hypotheken-
	Broë	bank AG	Degussa Bank	Total

General
Primary line of business	Bank	Bank	Bank

Sales proceeds
Sales proceeds	19	275	195	489

Cash proceeds	19	275	195	489

Cash in company disposed		11	27	38

Cash inflow on disposal (1)	19	264	168	451

Assets
Cash assets		11	27	38
Investments		9,556		9,556
Loans and advances to customers	228	16,884	2,334	19,446
Amounts due from banks	14	5,928	187	6,129
Financial assets at fair value through profit and loss	5	3,280	162	3,447
Miscellaneous other assets	27	747	163	937

Liabilities
Amounts due to banks	64	2,439	198	2,701
Customer deposits and other funds on deposit		8,984	2,184	11,168
Miscellaneous other liabilities	198	24,541	286	25,025

Net assets	12	442	205	659
% disposed	100%	84%	100%

Net assets disposed	12	370	205	587

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.
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
In December 2006 ING sold its stake in Degussa Bank, a unit of ING-DiBa specializing in worksite banking for private customers. The sale results in a loss of EUR 23 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Total of companies acquired and total of companies disposed in 2005

				Disposal of
		Acquisition		Baring	Disposal
	Acquisition	of New	Total	Asset	of Life of	Total
	of Eural	Zealand	acquisitions	Management	Georgia	disposals

General
Primary line of business	Bank	Life Insurance		Bank	Life Insurance

Purchase price
Purchase price	83	98	181	663	235	898
Cash in company acquired / disposed					118	118

Cash outflow / inflow on acquisition / disposal	83	98	181	663	353	1,016

Assets
Investments	1,535		1,535		1,809	1,809
Loans and advances to customers	819		819	2,196		2,196
Amounts due from banks	286		286	1,419		1,419
Miscellaneous other assets	65	151	216	696		696

Liabilities
Insurance and investment contracts					1,503	1,503
Amounts due to banks	7		7	68		68
Customer deposits and other funds on deposit	1,384		1,384	2,470		2,470
Miscellaneous other liabilities	1,231		1,231	910		910

Net assets	83	151	234	863	306	1,169
Minority interest

Net assets acquired	83	151	234	863	306	1,169

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
30 LEGAL PROCEEDINGS
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
These legal proceedings included a dispute over certain hurricane damages claimed by a Mexican fertilizer producer Grupo Fertinal (‘Fertinal’) against ING Comercial América (now known as Seguros ING S.A. de C.V. and referred to hereinafter as ‘Seguros’), a wholly owned subsidiary of ING Group. Fertinal claimed EUR 204 million (USD 300 million), the maximum coverage under the insurance policy of their mining operations. A judge in Mexico ruled in favour of Fertinal. This decision was appealed to a Mexican Court of Appeal, which reduced the judgment to EUR 64 million (USD 94 million) plus interest. This decision was appealed by all parties involved. Seguros’ appeal was rejected and the decision of the Court of Appeal regarding the amount owed was affirmed. Seguros has paid the principal and interest into court, bringing the case to a close. Seguros also has been the subject of complaints and suits concerning the performance of certain interest sensitive life insurance products. These matters are being defended vigorously; however, at this time, we are unable to assess their final outcome.
In November 2006, the issue of amongst others the costs charged by the insurance industry to customers in respect of universal life insurance products (commonly referred to as ‘beleggingsverzekeringen’, ‘beleggingspolissen’ or ‘beleggingshypotheken’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organisations. The Dutch insurance industry (including subsidiaries of the ING Groep N.V., primarily Nationale-Nederlanden) sold these products to customers either directly or through intermediaries. In July 2007 a class action was lodged against Nationale-Nederlanden in relation to these products. The subject of this procedure is not a specific claim for compensation, but a request to the judge to pronounce that Nationale-Nederlanden provided clients with incomplete or misleading information about costs and risks. Such legal proceedings can also be lodged against other subsidiaries of ING Groep N.V. involved. Discussions are ongoing between the insurance industry and consumer organisations to find an out of court solution. Early March 2008 the Ombudsman Financial Services published a recommendation for an industrywide solution. This recommendation is not binding on the parties involved. While ING believes that it has complied with all relevant laws and regulations regarding consumer rights and consumer protection, ING’s Dutch insurance companies will accept the recommendation. A provision has been taken to contribute to this possible solution. As consumer organisations criticize the recommendation and the policy holders have not formally agreed with the proposed solution, it is difficult to predict when and how the issue will be solved.
Like many other companies in the mutual funds, brokerage, investment, and insurance industries, several of our companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer and sales practices. ING is responding to the requests and working to resolve issues with regulators. We believe that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recorded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
31 JOINT VENTURES
Joint ventures are included proportionally in the consolidated financial statements as follows:
Most significant joint ventures

	Interest
2007	held (%)	Assets	Liabilities	Income	Expenses

ING Australia Ltd	51	9,735	9,252	474	348
Postkantoren B.V.	50	159	126	205	203
KB Life Insurance Company	49	412	394	231	228
ING (NZ) Ltd	51	128	14	44	33

Pacific-Antai Life Insurance Company Ltd	50	150	117	42	36

Total		10,584	9,903	996	848

Most significant joint ventures

	Interest
2006	held (%)	Assets	Liabilities	Income	Expenses

ING Australia Ltd	51	8,617	8,266	402	295
Postkantoren B.V.	50	168	137	219	220
KB Life Insurance Company	49	292	279	167	166
ING (NZ) Ltd	51	132	28	38	29

Pacific-Antai Life Insurance Company Ltd	50	136	106	37	36

Total		9,345	8,816	863	746

32 RELATED PARTIES
In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.
Transactions with joint ventures and associates

	Joint ventures		Associates
	2007	2006	2007	2006

Receivables	336	267	885	846
Liabilities	85	85	94	57
Guarantees issued in favour of			20	4

Income received	16	14	213	154
Expenses paid	58	64	32	1
Transactions with ING Verzekeringen N.V. and ING Bank N.V.

	ING
	Verzekeringen N.V.		ING Bank N.V.
	2007	2006	2007	2006

Receivables	2,315	2,604	8,137	6,190
Liabilities		35	201	121

Income received	112	120	619	367
Expenses paid		5	228	33
Transactions with key management personnel (Executive Board and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail in the remuneration report in the annual report. For the post-employment benefit plans see Note 21 ‘Other liabilities’.
Key management personnel compensation

	Executive Board		Supervisory Board		Total
amounts in thousands of euros	2007	2006	2007	2006	2007	2006

Base salary and short-term bonus	16,898	18,250	673	578	17,571	18,828
Pension costs	3,334	3,113			3,334	3,113
Retirement benefit	1,222	4,082			1,222	4,082
Fair market value of long-term incentives	9,072	8,576			9,072	8,576

Total compensation	30,526	34,021	673	578	31,199	34,599

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loans and advances to key management personnel

		Amount
	outstanding December 31		Average Interest Rate		Repayments
amounts in thousands of euros	2007	2006	2007	2006	2007	2006

Executive Board members	2,376	2,023	4.8%	4.3%	216	20

Total	2,376	2,023			216	20

The total number of stock options on ING Groep N.V. shares held by the Executive Board members amounted to 2,744,887 at December 31, 2007 (2006: 2,176,641). As at December 31, 2007, members of the Executive Board held 201,252 ING Groep N.V. shares (2006: 80,055). Part of these shares are held in a trust. As at December 31, 2007, members of the Supervisory Board held 17,370 ING Groep N.V. shares (2006: 15,370).
There are no significant provisions for doubtful debts or individually significant bad debt expenses.
33 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.
Fair value of financial assets and liabilities

	Estimated fair value		Balance sheet value
	2007	2006	2007	2006

Financial assets
Cash and balances with central banks	12,406	14,326	12,406	14,326
Amounts due from banks	48,461	39,861	48,875	39,868
Financial assets at fair value through profit and loss
— trading assets	193,213	193,977	193,213	193,977
— investments for risk of policyholders	114,827	110,547	114,827	110,547
— non-trading derivatives	7,637	6,521	7,637	6,521
— designated as at fair value through profit and loss	11,453	6,425	11,453	6,425
Investments
— available-for-sale	275,897	293,921	275,897	293,921
— held-to-maturity	16,354	17,494	16,753	17,660
Loans and advances to customers	546,358	474,922	552,964	474,437
Other assets(1)	32,970	25,379	32,970	25,379

	1,259,576	1,183,373	1,266,995	1,183,061

Financial liabilities
Preference shares	21	215	21	215
Subordinated loans	6,731	6,439	7,325	6,014
Debt securities in issue	66,555	78,265	66,995	78,133
Other borrowed funds	32,595	31,052	27,058	29,639
Investment contracts for risk of company	9,520	7,505	9,520	7,505
Investment contracts for risk of policyholders	14,132	13,245	14,132	13,245
Amounts due to banks	167,365	121,680	166,972	120,839
Customer deposits and other funds on deposit	522,859	496,077	525,216	496,680
Financial liabilities at fair value through profit and loss
— trading liabilities	148,988	127,975	148,988	127,975
— non-trading derivatives	6,951	4,934	6,951	4,934
— designated as at fair value through profit and loss	13,882	13,702	13,882	13,702
Other liabilities (2)	35,724	29,656	35,724	29,656

	1,025,323	930,745	1,022,784	928,537

(1)	Other assets do not include (deferred) tax assets, property held for sale, property under development for third parties and pension assets.

(2)	Other liabilities do not include (deferred) tax liabilities, pension liabilities, insurance provisions, property under development for third parties, share-based payment plans, other provisions and other taxation and social security contributions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The estimated fair values correspond with the amounts at which the financial instruments at our best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s-length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Because substantial trading markets do not exist for all of these financial instruments various techniques have been developed to estimate their approximate fair values. These techniques are subjective in nature and involve various assumptions about the relevant pricing factors. Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realizable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments.
FINANCIAL ASSETS
Cash and balances with central banks
The carrying amount of cash approximates its fair value.
Amounts due from banks
The fair values of receivables from banks are generally based on quoted market prices or, if unquoted, on estimates based on discounting future cash flows using available market interest rates offered for receivables with similar characteristics.
Non-trading derivatives
The fair values of derivatives held for non-trading purposes are based on quoted market prices. For those securities not actively traded, fair values are estimated based on internal valuation techniques.
Financial assets at fair value through profit and loss
The fair values of securities in the trading portfolio and other assets at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal valuation techniques.
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
The fair values of mortgage loans are estimated by taking into account prepayment behaviour and discounting future cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. The fair values of fixed-rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying values of variable rate policy loans approximate their fair value.
Other assets
The carrying amount of other assets is not materially different to their fair value.
FINANCIAL LIABILITIES
Subordinated loans
The fair value of the subordinated loans is estimated using discounted cash flows based on interest rates that apply to similar instruments.
Investment contracts
For investment contracts for risk of company the fair values have been estimated using a discounted cash flow approach based on interest rates currently being offered for similar contracts with maturities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
consistent with those remaining for the contracts being valued. For investment contracts for risk of policyholder the fair value generally equals the fair value of the underlying assets.
Amounts due to banks
The fair values of payables to banks are generally based on quoted market prices or, if unquoted, on estimates based on discounting future cash flows using available market interest rates for payables to banks with similar characteristics.
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
Financial liabilities at fair value through profit and loss
The fair values of securities in the trading portfolio and other liabilities at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal valuation techniques.
Debt securities in issue and other borrowed funds
The fair value of debt securities in issue and other borrowed funds is generally based on quoted market prices or, if unquoted, on estimates by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity.
Other liabilities
The carrying amount of other liabilities are stated at their book value which is not materially different to their fair value.
The fair values of the financial instruments carried at fair value were determined as follows:
Methods applied in determining fair values of financial assets and liabilities

			Valuation
	Reference to	Valuation	technique not
	published price	technique supported	supported by market
2007	quotations	by market inputs	inputs	Total

Assets
Trading assets	122,448	70,279	486	193,213
Investments for risk of policyholders	111,723	2,976	128	114,827
Non-trading derivatives	6,928	693	16	7,637
Financial assets designated at fair value through profit and loss	5,012	4,608	1,833	11,453
Available-for-sale investments	204,838	69,306	1,753	275,897

	450,949	147,862	4,216	603,027

Liabilities
Trading liabilities	75,131	73,841	16	148,988
Non-trading derivatives	6,234	620	97	6,951
Financial liabilities designated at fair value through profit and loss	7,723	6,159		13,882
Investment contracts (for contracts carried at fair value)	12,074	2,058		14,132

	101,162	82,678	113	183,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Methods applied in determining fair values of financial assets and liabilities

			Valuation
	Reference to	Valuation	technique not
	published price	technique supported	supported by market
2006	quotations	by market inputs	inputs	Total

Assets
Trading assets	150,986	42,718	273	193,977
Investments for risk of policyholders	109,465	813	269	110,547
Non-trading derivatives	2,611	2,671	1,239	6,521
Financial assets designated at fair value through profit and loss	4,343	1,036	1,046	6,425
Available-for-sale investments	219,967	73,230	724	293,921

	487,372	120,468	3,551	611,391

Liabilities
Trading liabilities	87,374	40,601		127,975
Non-trading derivatives	1,833	2,672	429	4,934
Financial liabilities designated at fair value through profit and loss	10,914	2,788		13,702
Investment contracts (for contracts carried at fair value)	13,235		10	13,245

	113,356	46,061	439	159,856

Reference to published price quotations
This category includes financial instruments whose fair value is determined directly by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
This category includes instruments for which a model is used to determine fair value instead of using an externally available quoted price, but for which a quoted price is available and the outcome of the model is evaluated regularly against that quoted price, resulting in no or only an insignificant deviation from the quoted price. Furthermore, it also includes financial instruments for which it is market convention to price these based on a single published reference rate (e.g. a published yield curve in the case of plain vanilla interest rate swaps). Certain reverse repos with a very short tenor (i.e. a matter of days) for which the valuation is based on the actual prices on issuance and maturity, are included in this category on the basis that their valuation is highly objective and based on a third party source. In 2006, these were reported under ‘valuation technique not supported by market inputs’ (EUR 37,229 million at December 31, 2006), as ING then did not take into account market inputs becoming available at very short notice. Consistent with the classification in 2007, these have been reclassified in the 2006 comparatives.
Valuation technique supported by market inputs
This category includes financial instruments whose fair value is determined using a valuation technique (a model), where inputs in the model are taken from an active market or are market observable. If certain inputs in the model are not market observable, but all significant inputs are, the instrument is still classified in this category, provided that the impact of those elements on the overall valuation is insignificant. Included in this category are items whose value is derived from quoted prices of similar instruments, but for which the prices are (more than insignificantly) modified based on other market observable external data.
Valuation technique not supported by market inputs
This category includes financial assets/liabilities whose fair value is determined using a valuation technique (model) for which more than an insignificant level of the input in terms of the overall valuation are not market observable.
The total amount of changes in fair value estimated using a valuation technique not supported by market inputs recognized in net profit in 2007 was EUR 74 million (2006: EUR 19 million).
Sensitivities of fair values
Reasonably likely changes in the assumptions used in the valuation techniques not supported by recent market transactions would not have a significant impact on equity and net profit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.5. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
34 INTEREST RESULT BANKING OPERATIONS
Interest result banking operations

	2007	2006	2005

Interest income on loans	26,390	21,970	18,912
Interest income on impaired loans	(26)	13	(23)

Total interest income on loans	26,364	21,983	18,889

Interest income on available-for-sale securities	7,397	6,989	5,989
Interest income on held-to-maturity securities	736	755	639
Interest income on trading portfolio	32,443	21,414	15,237
Interest income on non-trading derivatives	6,190	5,231	5,658
Other interest income	3,619	2,798	1,764

Interest income banking operations	76,749	59,170	48,176

Interest expense on deposits by banks	5,131	3,559	2,371
Interest expense on customer deposits and other funds on deposit	18,563	15,107	11,960
Interest expense on debt securities	3,648	3,173	2,911
Interest expense on subordinated loans	1,167	1,132	1,126
Interest on trading liabilities	29,383	18,821	13,369
Interest on non-trading derivatives	6,115	5,159	5,821
Other interest expense	3,766	3,027	1,551

Interest expense banking operations	67,773	49,978	39,109

Interest result banking operations	8,976	9,192	9,067

Interest margin

in percentages	2007	2006	2005

Interest margin	0.94	1.06	1.16
In 2007, the growth of the average total assets caused an increase of the interest result amounting to EUR 753 million (2006: EUR 1,040 million; 2005: EUR 1,214 million). The decrease of the interest margin by 12 basis points caused a decrease of the interest result with EUR 1,051 million (in 2006 the decrease of the interest margin by 10 basis points caused a decrease of the interest result with EUR 867 million; in 2005 the decrease of the interest margin by 6 basis points caused a decrease of the interest result with EUR 345 million).
35 GROSS PREMIUM INCOME
Gross premium income

	2007	2006	2005

Gross premium income from life insurance policies	40,732	40,502	39,145
Gross premium income from non-life insurance policies	6,086	6,333	6,613

	46,818	46,835	45,758

Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Effect of reinsurance on premiums written

	Non-life			Life			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Direct premiums written gross	6,062	6,279	6,556	39,170	38,838	37,644	45,232	45,117	44,200
Reinsurance assumed premiums written gross	24	54	57	1,562	1,664	1,501	1,586	1,718	1,558
Total gross premiums written	6,086	6,333	6,613	40,732	40,502	39,145	46,818	46,835	45,758

Reinsurance ceded	(306)	(339)	(526)	(1,968)	(2,004)	(2,031)	(2,274)	(2,343)	(2,557)

	5,780	5,994	6,087	38,764	38,498	37,114	44,544	44,492	43,201

Effect of reinsurance on non-life premiums earned

	2007	2006	2005

Direct premiums earned, gross	6,003	6,248	6,712
Reinsurance assumed premiums earned, gross	24	58	57

Total gross premiums earned	6,027	6,306	6,769

Reinsurance ceded	(326)	(377)	(636)

	5,701	5,929	6,133

36 INVESTMENT INCOME
Investment income by insurance and banking operations

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Income from real estate investments	80	184	206	252	134	194	332	318	400
Dividend income	750	604	479	70	84	71	820	688	550

	830	788	685	322	218	265	1,152	1,006	950

Income from investments in debt securities	6,857	6,359	5,757				6,857	6,359	5,757
Income from loans
— personal loans	76	200	259				76	200	259
— mortgage loans	1,313	1,640	1,695				1,313	1,640	1,695
— policy loans	215	212	223				215	212	223
— other	323	345	406		18	12	323	363	418

Income from investments in debt securities and loans	8,784	8,756	8,340		18	12	8,784	8,774	8,352

Realized gains/losses on disposal of debt securities	(9)	(56)	245	138	93	60	129	37	305
Reversals/Impairments of available-for-sale debt securities	(76)	36	34	(57)			(133)	36	34

Realized gains/losses and impairments of debt securities	(85)	(20)	279	81	93	60	(4)	73	339

Realized gains/losses on disposal of equity securities	2,975	772	511	330	149	171	3,305	921	682
Impairments of available-for-sale equity securities	(36)	(25)	(46)	(17)	(17)	(45)	(53)	(42)	(91)

Realized gains/losses and impairments of equity securities	2,939	747	465	313	132	126	3,252	879	591

Change in fair value of real estate investments	75	108	143	93	67	59	168	175	202

Investment income	12,543	10,379	9,912	809	528	522	13,352	10,907	10,434

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
37 COMMISSION INCOME
Gross fee and commission income

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Funds transfer				746	704	645	746	704	645
Securities business				1,049	1,064	905	1,049	1,064	905
Insurance broking	1,124	992	584	180	171	115	1,304	1,163	699
Management fees	1,025	860	1,420	1,140	944	787	2,165	1,804	2,207
Brokerage and advisory fees	1,014	951	473	233	207	152	1,247	1,158	625
Other	364	270	119	818	704	645	1,182	974	764

	3,527	3,073	2,596	4,166	3,794	3,249	7,693	6,867	5,845

Fee and commission expenses

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Funds transfer				144	140	56	144	140	56
Securities business				370	347	264	370	347	264
Insurance broking	686	551	250				686	551	250
Management fees	182	188	686	230	204	139	412	392	825
Brokerage and advisory fees	673	624	260	5	2	6	678	626	266
Other	85	75	54	491	420	383	576	495	437

	1,626	1,438	1,250	1,240	1,113	848	2,866	2,551	2,098

38 VALUATION RESULTS ON NON-TRADING DERIVATIVES
Valuation results on non-trading derivatives

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Change in fair value of derivatives relating to:
— fair value hedges	(227)	(162)	87	924	203	(425)	697	41	(338)
— cash-flow hedges (ineffective portion)	(5)			(4)	(7)	(1)	(9)	(7)	(1)
— hedges of net investment in foreign entities (ineffective portion)	(14)	(12)	(16)				(14)	(12)	(16)
— other non-trading derivatives	(753)	(85)	(152)	36	391	296	(717)	306	144

Net result on non-trading derivatives	(999)	(259)	(81)	956	587	(130)	(43)	328	(211)

Change in fair value of assets and liabilities (hedged items)	223	211	(98)	(886)	(203)	467	(663)	8	369
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	89			56	(247)	(111)	145	(247)	(111)

Net valuation results	(687)	(48)	(179)	126	137	226	(561	89	47

39 NET TRADING INCOME
Net trading income

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Results from securities trading	246	159	84	(2,147)	(804)	660	(1,901)	(645)	744
Results from foreign exchange transactions	174	120	(87)	401	282	378	575	402	291
Other	(50)	(7)	9	2,495	1,422	(618)	2,445	1,415	(609)

	370	272	6	749	900	420	1,119	1,172	426

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
The portion of trading gains and losses for the year ended December 31, 2007 that related to trading securities still held at December 31, amounts to EUR (60) million (2006: EUR (121) million; 2005: EUR 7 million).
The majority of the risks involved in the security and currency trading is economically hedged with derivatives. The results on security trading is partly offset by results on these derivatives. The result of these derivatives is included in Other and amounts to EUR 408 million (2006: EUR 1,662 million).
40 OTHER INCOME
Other income

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Net operating lease income				79	66	72	79	66	72
Other	305	(5)	149	501	410	489	806	405	638

	305	(5)	149	580	476	561	885	471	710

Net operating lease income comprises income of EUR 803 million (2006: EUR 691 million; 2005: EUR 627 million), depreciation of EUR 724 million (2006: EUR 626 million; 2005: EUR 555 million) and other expenses of nil (2006: nil; 2005: nil).
41 UNDERWRITING EXPENDITURE
Underwriting expenditure

	2007	2006	2005

Gross underwriting expenditure	51,818	53,065	54,594
Investment income for risk of policyholders	(1,079)	(2,702)	(5,074)
Reinsurance recoveries	(1,906)	(2,175)	(2,400)

Underwriting expenditure	48,833	48,188	47,120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Underwriting expenditure by class

	2007	2006	2005

Expenditure from life underwriting
Reinsurance and retrocession premiums	1,968	2,004	2,031
Gross benefits	28,877	26,234	22,129
Reinsurance recoveries	(1,749)	(1,705)	(1,625)
Change in life insurance provisions for risk of company	11,979	13,420	14,650
Costs of acquiring insurance business	1,098	1,083	1,060
Other underwriting expenditure	457	439	364
Profit sharing and rebates	424	801	2,214

	43,054	42,276	40,823

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	306	339	526
Gross claims	3,589	3,848	4,343
Reinsurance recoveries	(157)	(470)	(775)
Change in provision for unearned premiums	79	65	(46)
Change in claims provision	13	(209)	(49)
Costs of acquiring insurance business	979	1,043	1,012
Other underwriting expenditure	(50)	(71)	(52)

	4,759	4,545	4,959

Expenditure from investment contracts
Costs of acquiring investment contracts	19	31	53
Profit sharing and rebates	16	64	17
Other changes in investment contract liabilities	985	1,272	1,268

	1,020	1,367	1,338

	48,833	48,188	47,120

Profit sharing and rebates

	2007	2006	2005

Distributions on account of interest or underwriting results	(133)	458	1,824
Bonuses added to policies	411	369	379
Deferred profit sharing expense	146	(26)	11

	424	801	2,214

Underwriting expenditure includes an amount of EUR 4,275 million in 2007 (2006: EUR 4,141 million; 2005: EUR 3,956 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred acquisition costs amounted to EUR 1,552 million in 2007 (2006: EUR 1,444 million; 2005: EUR 1,475 million).
Expenditure from Life underwriting includes an amount of EUR 110 million in 2007 (2006: EUR 181 million; 2005: EUR 220 million) in relation to reserve strengthening for Insurance Asia/Pacific as further described under Segment reporting.
The investment income and valuation results regarding investments for risk of policyholders of EUR 1,079 million (2006: EUR 2,702 million; 2005: EUR 5,074 million) has not been recognized in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but is recognized in Underwriting expenditure together with the equal amount of change in insurance provisions for risk of policyholders.
ING transferred part of their life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognized in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million is being amortized over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortized in 2007 was EUR 15 million (2006: EUR 32 million; 2005: EUR 34 million). The cumulative amortization as at December 31, 2007 was EUR 81 million (2006: EUR 66 million; 2005: EUR 34 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
42 OTHER IMPAIRMENTS
Other impairment losses and reversals of impairments recognized in the profit and loss account

	Impairment losses			Reversals of impairments			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Property and equipment	2	1	82	(14)	(4)	(27)	(12)	(3)	55
Property under development for third parties	41	19		(43)			(2)	19
Other intangible assets	15	10	21				15	10	21
Other		3		(4)	(2)		(4)	1

	58	33	103	(61)	(6)	(27)	(3)	27	76

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on Investments are presented under Investment income.
43 STAFF EXPENSES
Staff expenses

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Salaries	2,050	2,012	2,038	3,646	3,480	3,286	5,696	5,492	5,324
Pension and other staff related benefit costs	48	79	143	159	206	256	207	285	399
Social security costs	201	196	214	466	444	444	667	640	658
Share-based compensation arrangements	54	54	36	73	58	33	127	112	69
Other staff costs	484	457	470	1,080	932	726	1,564	1,389	1,196

	2,837	2,798	2,901	5,424	5,120	4,745	8,261	7,918	7,646

Share-based compensation arrangements includes an amount of EUR 110 million (2006: EUR 109 million; 2005: EUR 63 million) relating to equity-settled share-based payment arrangements and EUR 17 million (2006: EUR 4 million; 2005: EUR 6 million) relating to cash-settled share-based payment arrangements.
Pension and other staff-related benefits costs

				Post-employment benefits
	Pension benefits			other than pensions			Other			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Current service cost	408	417	477	11	13	42	(13)	23	32	406	453	551
Past service cost	(86)	18	192		(1)		(1)	1	5	(87)	18	197
Interest cost	739	703	643	13	11	40	9	7	35	761	721	718
Expected return on assets	(869)	(820)	(710)						(22)	(869)	(820)	(732)
Amortization of unrecognized past service cost				(5)	(5)					(5)	(5)
Amortization of unrecognized actuarial (gains)/losses	29	22					4			33	22
Effect of curtailment or settlement	(32)	(6)	(12)		(147)	(396)		4	(3)	(32)	(149)	(411)
Other	(62)			(7)			1			(68)

Defined benefit plans	127	334	590	12	(129)	(314)		35	47	139	240	323

Defined										68	45	76
contribution plans

										207	285	399

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
ING Group holds its own shares in order to fulfil the obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2007, 36,028,881 own shares (2006: 52,722,755; 2005: 38,722,934) were held in connection with the option plan compared to 76,888,553 options outstanding (2006: 74,175,909; 2005: 85,128,950). As a result the granted option rights were (delta) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge is rebalanced regularly at predetermined points in time.
In March 2008 shares will be issued in relation to the vesting of share plans. The actual number of shares to be issued is dependent on ING’s TSR ranking. Reference is made to Item 6 “Directors, Senior Management and Employees” on page 83 up to and including page 102.
Exposure arising out of the share plan is not hedged. The obligations with regard to these plans will be funded by issuing own shares. On 15 March 2007 5.2 million own shares were issued in relation to the vesting of share plans.
The option rights are valid for a period of 5 or 10 years. Option rights that are not exercised within this period lapse. Option rights granted will remain valid until expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a certain continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Group shares at the date on which the options are granted.
The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2007 139,113 shares (2006: 52,100; 2005: 73,500) have been granted to the members of the Executive Board and 2,415,649 shares (2006: 2,432,686; 2005: 2,907,101) have been granted to senior management and other employees remaining in the service of ING Group.
Every year, the ING Group Executive Board will take a decision as to whether the option and share schemes are to be continued and, if so, to what extent.
Changes in option rights outstanding

	Options outstanding			Weighted average exercise price
	2007	2006	2005	2007	2006	2005

Opening balance	74,175,909	85,128,950	81,010,410	25.99	24.42	24.97
Granted	12,139,472	13,872,880	15,734,031	32.13	32.78	23.28
Exercised	(7,163,332)	(17,213,518)	(2,820,253)	19.73	20.64	21.15
Forfeited	(2,263,496)	(1,338,877)	(298,315)	27.68	25.78	23.60
Expired		(6,273,526)	(8,496,923)		25.99	30.26

Closing balance	76,888,553	74,175,909	85,128,950	26.66	25.99	24.42

The weighted average share price at the date of exercise for options exercised during 2007 is EUR 32.48.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in option rights non-vested

	Options non-vested			Weighted average grant date fair value
	2007	2006	2005	2007	2006	2005

Opening balance	38,551,921	41,407,132	48,317,040	4.57	3.65	4.85
Granted	12,139,472	13,872,880	15,734,031	6.52	6.49	3.49
Vested	(10,112,348)	(15,390,327)	(22,394,188)	6.14	4.65	6.11
Forfeited	(2,173,887)	(1,337,764)	(249,751)	5.46	3.85	3.54

Closing balance	38,405,158	38,551,921	41,407,132	5.83	4.57	3.65

Summary of stock options outstanding and exercisable
2007

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2007	life	price	31, 2007	life	price
0.00 — 15.00	6,236,710	5.19	12.02	6,236,710	5.19	12.02
15.00 — 20.00	9,773,356	5.55	18.47	9,773,356	5.55	18.47
20.00 — 25.00	15,180,545	6.84	23.10	1,556,832	3.21	21.83
25.00 — 30.00	15,338,397	3.46	28.72	15,206,363	3.42	28.74
30.00 — 35.00	24,726,711	8.69	32.47	77,300	3.59	33.08
35.00 — 40.00	5,632,834	3.14	35.51	5,632,834	3.14	35.51

	76,888,553			38,483,395

Summary of stock options outstanding and exercisable
2006

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2006	life	price	31, 2006	life	price
0.00 — 15.00	7,953,108	6.18	12.72	7,953,108	6.19	12.72
15.00 — 20.00	10,162,164	7.20	18.69	121,471	6.66	18.49
20.00 — 25.00	14,820,967	8.24	23.25	44,875	5.65	23.12
25.00 — 30.00	19,937,148	4.44	28.73	19,796,024	4.43	28.74
30.00 — 35.00	13,696,046	9.20	32.78	102,034	4.59	32.93
35.00 — 40.00	7,606,476	4.09	35.58	7,606,476	4.16	35.58

	74,175,909			35,623,988

Summary of stock options outstanding and exercisable
2005

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2005	life	price	31, 2005	life	price
0.00 — 15.00	16,872,752	7.18	12.71	2,423,643	7.20	12.89
15.00 — 20.00	10,797,877	8.20	18.69	301,461	7.97	18.70
20.00 — 25.00	15,423,891	9.23	23.25	172,095	8.11	23.21
25.00 — 30.00	27,110,926	5.28	28.59	25,901,115	5.21	28.57
30.00 — 35.00	361,530	2.86	33.15	361,530	2.86	33.15
35.00 — 40.00	14,561,974	3.48	35.47	14,561,974	3.48	35.47

	85,128,950			43,721,818

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2007 was EUR 230 million and EUR 183 million, respectively.
As of December 31, 2007 there was EUR 69 million of total unrecognized compensation costs related to stock options (2006: EUR 90 million; 2005: EUR 50 million). These costs are expected to be recognized over a weighted average period of 1.7 years (2006: 1.9 years; 2005: 2.0 years). Cash received from stock option exercises for the year ended December 31, 2007 was EUR 131 million (2006: EUR 355 million; 2005: nil).
The fair value of options granted is recorded as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined by using a Monte Carlo simulation. This model takes the risk free interest rate into account (4.04% to 4.51%), as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
well as the expected life of the options granted (1 year to 7 years), the exercise price, the current share price (EUR 30.02 — EUR 33.10), the expected volatility of the certificates of ING Group shares (25% — 27%) and the expected dividends yield (3.98% to 4.63%).
Due to timing differences in granting option rights and buying shares to hedge them, an equity difference can occur if shares are purchased at a different price than the exercise price of the options. However, ING Group does not intentionally create a position and occurring positions are closed as soon as possible. If option rights expire, the results on the (sale of)             shares which were bought to hedge these option rights are recorded in Shareholders’ equity.
Changes in share awards

	Share awards			Weighted average grant date fair value
	2007	2006	2005	2007	2006	2005

Opening balance	8,373,146	6,499,469	3,715,896	24.90	22.92	19.38
Granted	2,554,762	2,484,786	2,980,601	19.74	29.62	27.50
Performance effect	2,463,058			19.35
Vested	(5,569,061)	(155,522)	(152,006)	19.35	22.48	20.26
Forfeited	(688,191)	(455,587)	(45,022)	26.39	23.10	24.71

Closing balance	7,133,714	8,373,146	6,499,469	27.52	24.90	22.92

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
As of December 31, 2007 there were EUR 53 million (2006: EUR 88 million; 2005: EUR 81 million) of total unrecognized compensation costs related to share awards. These costs are expected to be recognized over a weighted average period of 1.7 years (2006: 1.8 years; 2005: 1.9 years).
44 OTHER INTEREST EXPENSES
Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.
Other interest expenses includes EUR 7 million and EUR 92 million dividends paid on preference shares and trust preferred securities (2006: EUR 10 million and EUR 101 million; 2005: EUR 14 million and EUR 111 million).
Total interest income and total interest expense for items not valued at fair value through profit and loss for 2007 were EUR 46,900 million (2006: EUR 41,281 million; 2005: EUR 35,632 million) and EUR 31,173 million (2006: EUR 27,014 million; 2005: EUR 20,888 million) respectively. Net interest income of EUR 16,658 million is presented in the following profit and loss captions.
Net interest income

	2007	2006	2005

Interest result bank 34	8,976	9,192	9,067
Investment income — insurance 36	8,784	8,756	8,340
Interest expense	(1,102)	(1,016)	(969)

	16,658	16,932	16,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
45 OTHER OPERATING EXPENSES
Other operating expenses

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Depreciation of property and equipment	98	102	113	321	361	376	419	463	489
Amortization of intangible assets	117	107	108	122	101	112	239	208	220
Computer costs	393	331	319	678	705	669	1,071	1,036	988
Office expenses	660	629	595	628	634	622	1,288	1,263	1,217
Travel and accommodation expenses	102	102	104	153	139	133	255	241	237
Advertising and public relations	258	177	150	759	722	619	1,017	899	769
External advisory fees	455	581	505	491	449	356	946	1,030	861
Addition/(releases) of provision for reorganizations and relocations	11	(16)	38	434	63	86	445	47	124
Other	580	465	362	965	777	1,060	1,545	1,242	1,422

	2,674	2,478	2,294	4,551	3,951	4,033	7,225	6,429	6,327

Other operating expenses include lease and sublease payments in respect to operating leases, of EUR 156 million (2006: EUR 229 million; 2005: EUR 50 million) in which ING is the lessee.
46 TAXATION
Taxation by type

	Netherlands			International			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Current taxation	112	469	855	963	970	388	1,075	1,439	1,243
Deferred taxation	144	95	(2)	316	373	138	460	468	136

	256	564	853	1,279	1,343	526	1,535	1,907	1,379

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate

	2007	2006	2005

Result before taxation	11,043	9,940	8,894
Weighted average statutory tax rate	28.7%	30.9%	31.8%

Weighted average statutory tax amount	3,169	3,071	2,831

Associates exemption	(814)	(255)	(386)
Other income not subject to tax	(577)	(336)	(222)
Expenses not deductible for tax purposes	93	121	37
Impact on deferred tax from change in tax rates	(9)	(170)	(2)
Deferred tax benefit from previously unrecognized amounts	(64)	(30)	(413)
Current tax benefit from previously unrecognized amounts	(222)	(447)	(391)
Write down/reversal of deferred tax assets	8	(6)	2
Adjustment to prior periods	(49)	(41)	(77)

Effective tax amount	1,535	1,907	1,379

Effective tax rate	13.9%	19.2%	15.5%

As of 2007, the reconciliation is prepared on the basis of the weighted average statutory tax rate. Until 2006 , it was prepared on the basis of the Dutch statutory tax rate for the entire Group. The 2006 and 2005 comparatives have been restated to reflect this change.
The effect of the change in tax rates in 2006 is mainly attributable to a reduction in the tax rate in the Netherlands from 29.6% to 25.5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Tax benefits from previously unrecognized amounts includes releases of tax provisions resulting from settlements with tax authorities. Significant amounts included relate to closing of tax audits in the main tax jurisdictions of the Group.
47 EARNINGS PER ORDINARY SHARE
Earnings per ordinary share

				Weighted average
				number of ordinary shares
			Net profit	outstanding during the period			Net profit per ordinary share
		(in millions of euros)			(in millions)			(in euros)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Basic and net profit	9,241	7,692	7,210	2,141.1	2,155.0	2,169.5	4.32	3.57	3.32
Effect of dilutive securities:
Warrants				3.2	7.6
Stock option and share plans				12.3	14.4

				15.5	22.0

Diluted profit	9,241	7,692	7,210	2,156.6	2,177.0	2,169.5	4.28	3.53	3.32

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
48 DIVIDEND PER ORDINARY SHARE
Dividend per ordinary share

	2007(1)	2006	2005
Per ordinary share (in euros)	1.48	1.32	1.18
Total amount of dividend declared (in millions of euros)	3,180	2,865	2,588

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a cash dividend of EUR 1.48 per share for the year 2007. Following the decision of the General Meeting of Shareholders with regard to the profit appropriation, the final cash dividend will become payable on May 5, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.6. SEGMENT REPORTING
49 PRIMARY REPORTING FORMAT — BUSINESS SEGMENTS
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
The accounting policies of the business segments are the same as those described under Accounting policies for the consolidated balance sheet and profit and loss account. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment. With regard to capital gains on the share portfolio, a fixed return of 3% is allocated to the insurance business lines. The differences between the actual capital gains on the shares portfolio and the allocated return are included in Other.
ING applies a system of capital charging that makes the results of the banking business units globally comparable, irrespective of the book equity they have and the currency they operate in. ING has the policy that, for the banking business units, equity locally needs to be invested at the local risk free rate. Banking business units are charged by the Corporate Line for the income that they make on the book equity invested and, are given a benefit based on the risk free Euro rate on the economic capital they employ. Consequently, the results of the businesses as disclosed are the local results after Group overhead charges while the investment returns on equity are based on the risk free Euro rate on economic capital.
ING Group evaluates the results of its business segments using a financial performance measure called underlying profit before taxation. Underlying profit before taxation is defined as profit before taxation excluding the impact of divestments and special items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Business segments

	Insurance	Insurance	Insurance/	Wholesale	Retail			Total
2007	Europe	Americas	Pacific	Banking	Banking	ING Direct	Other	segments	Eliminations	Total

Income
— external	15,903	29,565	14,105	7,150	6,956	2,346	561	76,586		76,586
— inter-segment	359	116	278	(1,290)	(532)	(150)	3,191	1,972	(1,972)

Total income	16,262	29,681	14,383	5,860	6,424	2,196	3,752	78,558	(1,972)	76,586

Segment profit before taxation	2,300	2,152	576	2,260	1,783	530	1,442	11,043		11,043
Divestments	(460)	(93)			(32)		129	(456)		(456)
Special items				139	311		40	490		490

Underlying profit before taxation	1,840	2,059	576	2,399	2,062	530	1,611	11,077		11,077

Segment assets	98,287	159,679	61,433	965,680	461,946	262,560	139,050	2,148,635	(836,125)	1,312,510
Segment liabilities	89,531	150,769	55,996	957,923	458,006	259,792	110,995	2,083,012	(810,033)	1,272,979
Share in profit or loss of associates	316	191		212	26		(5)	740		740
Book value of associates	2,894	252	1	1,502	461		(96)	5,014		5,014

Cost incurred in 2007 to acquire property, equipment, and intangibles	219	766	122	177	1,227	296	344	3,151		3,151

Significant non-cash expenses
— Depreciation and amortization	255	1,102	573	155	199	87	4	2,375		2,375
— Impairments	4	114	1	38		14		171		171
— Reversal of impairments		5		51	6			62		62
— Deferred acquisition costs and VOBA	900	6,874	5,219					12,993		12,993
— Increase in provisions for Insurance and investment contracts	4,339	12,036	10,060				59	26,494		26,494
— Addition to loan loss provision				(115)	172	68		125		125
The segment Insurance Asia/Pacific has a net reserve inadequacy using a prudent (90%) confidence level, and, in line with Group Policy, is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Business segments

	Insurance	Insurance	Insurance Asia/	Wholesale	Retail	ING		Total
2006	Europe	Americas	Pacific	Banking	Banking	Direct	Other	segments	Eliminations	Total

Income
— external	15,893	29,775	13,310	7,215	6,126	2,216	(914)	73,621		73,621
— inter-segment	278	4	68	(1,397)	(40)	73	2,375	1,361	(1,361)

Total income	16,171	29,779	13,378	5,818	6,086	2,289	1,461	74,982	(1,361)	73,621
Segment profit before taxation	2,362	1,992	636	2,481	1,935	691	(157)	9,940		9,940
Divestments	(113)		(15)	44		3		(81)		(81)

Underlying profit before taxation	2,249	1,992	621	2,525	1,935	694	(157)	9,859		9,859

Segment assets	117,106	162,229	54,454	764,882	314,191	253,160	205,236	1,871,258	(644,951)	1,226,307
Segment liabilities	102,827	152,599	50,204	756,645	310,078	249,792	159,635	1,781,780	(596,688)	1,185,092

Share in profit or loss of associates	447	8		176	11		(4)	638		638
Book value of associates	2,981	14	2	1,141	57		148	4,343		4,343

Cost incurred in 2006 to acquire property, equipment, and intangibles	1,322	243	90	226	182	144	3	2,210		2,210

Significant non-cash expenses
— Deprecia-tion and amortization	287	915	627	171	216	74		2,290		2,290
— Impair-ments	1		10	16	4			31		31
— Reversal of impairments					4			4		4
— Addition to loan loss provision				(118)	161	60		103		103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Business segments

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING		Total	Elimi-
2005	Europe	Americas	Pacific	Banking	Banking	Direct	Other	segments	nations	Total

Income
— external	15,832	28,030	13,161	6,808	5,702	1,739	(152)	71,120		71,120
— intersegment	201	4	31	(851)	179	295	641	500	(500)

Total income	16,033	28,034	13,192	5,957	5,881	2,034	489	71,620	(500)	71,120

Segment profit before taxation	2,031	1,941	478	2,599	1,864	630	(649)	8,894		8,894
Divestments	(87)	38	(31)	(300)	(62)	(13)		(455)		(455)

Underlying profit before taxation	1,945	1,979	447	2,299	1,802	617	(649)	8,440		8,440

Segment assets	113,900	165,719	48,326	677,869	312,021	232,773	27,856	1,578,464	(419,825)	1,158,639
Segment liabilities	101,855	158,330	44,697	669,352	308,558	229,778	21,018	1,533,588	(413,374)	1,120,214

Share in profit or loss of associates	346	12	34	134	6		9	541		541
Book value of associates	2,421	15	1	1,114	45	2	24	3,622		3,622

Cost incurred in 2005 to acquire property, equipment, and intangibles	1,081	142	46	214	236	103	8	1,830		1,830

Significant non-cash expenses
— Depreciation and amortization	405	934	613	181	229	63		2,425		2,425
— Impairments	29	15	19	75	6			144		144
— Reversal of impairments		41	1	15	12			69		69
— Addition to loan loss provision				(108)	111	85		88		88
Interest income (external) and interest expense (external) breakdown by business line

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
2007	Europe	Americas	Pacific	Banking	Banking	Direct	Other	Total

Interest income	3,026	4,603	975	51,890	12,931	12,040	157	85,622
Interest expense	85	376	4	45,431	10,594	9,963	2,603	69,056

	2,941	4,227	971	6,459	2,337	2,077	(2,446)	16,566

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Interest income (external) and interest expense (external) breakdown by business line

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
2006	Europe	Americas	Pacific	Banking	Banking	Direct	Other	Total

Interest income	3,307	4,604	911	37,873	10,390	10,435	669	68,189
Interest expense	25	466	4	31,648	8,085	8,309	2,458	50,995

	3,282	4,138	907	6,225	2,305	2,126	(1,789)	17,194

Interest income (external) and interest expense (external) breakdown by business line

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
2005	Europe	Americas	Pacific	Banking	Banking	Direct	Other	Total

Interest income	3,658	4,492	856	30,092	10,253	8,101	(289)	57,163
Interest expense	115	341	4	25,326	7,072	6,523	769	40,150

	3,543	4,151	852	4,766	3,181	1,578	(1,058)	17,013

50 SECONDARY REPORTING FORMAT — GEOGRAPHICAL SEGMENTS
ING Group’s six business lines operate in seven main geographical areas: the Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. Geographical distribution of income is based on the origin of revenue.
Geographical segments

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2007	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total

Income
— external	15,577	5,850	6,424	28,240	3,186	13,999	1,005	2,307	(2)	76,586
— intersegment	686	(701)	727	(463)	178	304	20	1,219	(1,970)

Total income	16,263	5,149	7,151	27,777	3,364	14,303	1,025	3,526	(1,972)	76,586

Segment profit before taxation	2,252	1,542	1,987	2,233	523	551	452	1,503		11,043

Segment assets	676,676	177,716	363,178	313,263	23,631	89,079	40,915	36,243	(408,191)	1,312,510
Cost incurred in 2007 to acquire property, equipment, and intangibles	370	61	1,215	316	679	113	56	341		3,151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Geographical segments

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2006	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total

Income
— external	16,079	5,358	5,920	29,472	2,712	13,155	841	84		73,621
— intersegment	765	(436)	586	(1,039)	355	117	11	1,002	(1,361)

Total income	16,844	4,922	6,506	28,433	3,067	13,272	852	1,086	(1,361)	73,621

Segment profit before taxation	3,585	1,115	1,785	2,315	318	583	340	(101)		9,940

Segment assets	608,949	180,694	339,683	319,233	21,567	72,515	33,373	44,459	(394,166)	1,226,307
Cost incurred in 2006 to acquire property, equipment, and intangibles	1,506	62	253	228	40	75	46			2,210
Geographical segments

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2005	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total

Income
— external	16,779	5,142	5,586	26,871	2,771	12,996	783	324		71,252
— intersegment	217	(358)	460	(161)	55	89	21	(455)		(132)

Total income	16,996	4,784	6,046	26,710	2,826	13,085	804	(131)		71,120

Segment profit before taxation	3,566	1,383	1,123	2,434	168	361	336	(477)		8,894

Segment assets	271,096	165,590	329,198	275,661	19,653	64,176	26,832	6,433		1,158,639
Cost incurred in 2005 to acquire property, equipment, and intangibles	1,271	138	173	135	41	51	21			1,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Profit before taxation by geographical area

	Insurance operations			Banking operations			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Netherlands	1,446	2,182	1,714	806	1,403	1,693	2,252	3,585	3,407
Belgium	523	160	192	1,019	955	790	1,542	1,115	982
Rest of Europe	332	309	263	1,655	1,476	1,317	1,987	1,785	1,580
North America	1,826	1,564	1,443	407	751	705	2,233	2,315	2,148
Latin America	326	178	152	197	140	78	523	318	230
Asia	362	468	275	189	115	170	551	583	445
Australia	215	176	195	237	164	162	452	340	357
Other	1,503	(101)	(256)			1	1,503	(101)	(255)

Total	6,533	4,936	3,978	4,510	5,004	4,916	11,043	9,940	8,894

Geographical analysis of claims, expense ratio and combined ratio for non-life insurance policies

	Claims ratio			Expense ratio			Combined ratio
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Netherlands	50.2	44.7	56.0	41.2	40.3	39.0	91.4	85.0	95.0
Belgium	70.3	65.0	66.8	31.5	33.7	34.1	101.8	98.7	100.9
Rest of Europe	44.1	46.8	51.5	44.8	41.3	41.8	88.9	88.1	93.3
North America	65.7	59.2	59.7	28.5	29.9	29.4	94.2	89.1	89.1
Latin America	81.6	74.2	75.8	27.3	26.8	28.4	108.9	101.0	104.2
Asia	50.1	50.2	52.5	42.7	40.7	40.3	92.8	90.9	92.8
Other	144.3	60.1	119.7	18.7	(36.4)	14.6	163.0	23.7	134.3

Total	65.3	58.6	62.7	31.8	31.8	31.9	97.1	90.4	94.6

The claims ratio is the claims, including claims handling expenses, expressed as a percentage of net earned premiums. The expense ratio is the costs expressed as a percentage of net premiums written. The claims ratio and the expense ratio together form the combined ratio. A combined ratio of more than 100% does not necessarily mean that there is a loss on non-life insurance policies, because the result also includes the allocated investment income.
2.1.7. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
51 NET CASH FLOW FROM INVESTING ACTIVITIES
Information on the impact of companies acquired or disposed of is presented in Note 29 ‘Companies acquired and companies disposed’.
52 INTEREST AND DIVIDEND INCLUDED IN NET CASH FLOW
Interest and dividend received and paid

	2007	2006	2005

Interest received	82,707	66,471	53,015
Interest paid	(66,463)	(52,369)	(33,379)

	16,244	14,102	19,636

Dividend received	820	715	522
Dividend paid	(3,039)	(2,716)	(2,461)
53 CASH AND CASH EQUIVALENTS
Cash and cash equivalents

	2007	2006	2005

Treasury bills and other eligible bills	4,130	4,333	11,572
Amounts due from/to banks	(33,347)	(20,454)	(21,321)
Cash and balances with central banks	12,406	14,326	13,084

Cash and cash equivalents at end of year	(16,811)	(1,795)	3,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Treasury bills and other eligible bills included in cash and cash equivalents

	2007	2006	2005

Treasury bills and other eligible bills included in trading assets	1,806	1,286	8,878
Treasury bills and other eligible bills included in available-for-sale investments	2,324	3,047	2,694

	4,130	4,333	11,572

Amounts due to/from banks

	2007	2006	2005

Included in cash and cash equivalents
— amounts due to banks	(42,154)	(26,498)	(25,441)
— amounts due from banks	8,807	6,044	4,120

	(33,347)	(20,454)	(21,321)

Not included in cash and cash equivalents
— amounts due to banks	(124,818)	(94,341)	(96,793)
— amounts due from banks	40,068	33,824	43,346

	(84,750)	(60,517)	(53,447)

Included in balance sheet
— amounts due to banks	(166,972)	(120,839)	(122,234)
— amounts due from banks	48,875	39,868	47,466

	(118,097)	(80,971)	(74,768)

Cash and cash equivalents include amounts due to/from banks with a term of less than 3 months from the date on which they were acquired.
ING’s risk management (including liquidity) is explained in the Risk management section.
2.2.1. RISK MANAGEMENT
STRUCTURE OF RISK MANAGEMENT SECTION
— Key Developments Risk Management 2007
— ING Group
Risk Governance
ING Group Risk Profile
— ING Bank
ING Bank Risk Profile
ING Bank — Credit Risks
ING Bank — Market Risks
ING Bank — Liquidity Risk
— ING Insurance
ING Insurance Risk Profile
ING Insurance — Market Risks
ING Insurance — Insurance Risks
ING Insurance — Credit Risks
— Compliance and Operational Risks
Compliance Risk
Operational Risks
— Model Disclosures
KEY DEVELOPMENTS RISK MANAGEMENT 2007
Taking measured risks is part of ING’s business. Like other financial services companies, ING faces several categories of risk, including credit, interest rate, real estate, equity, insurance and liquidity. Beyond that, there are also operational, information, security and compliance risks attached to doing business.
ING has systematically invested in improving its risk management capabilities over the past years, including investments in people, governance, processes, measurement tools and systems, etc. Recent examples are the introduction of the risk dashboard (discussed below) at the ING Group level, the company-wide embedding of the Compliance and Financial Economic Crime policies, the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
implementation of advanced measurement methods under Basel II (Credit Risk Internal Rating Based and Operational Risk Advanced Measurement Approach (AMA)) for the Bank and the roll-out of an intranet-based Economic Capital reporting system based on replicating portfolio techniques (ECAPS ) to consistently calculate Economic Capital for insurance businesses. The addition of the position of Chief Risk Officer as part of the Executive Board in April 2007 provides a strong commitment to ensuring that risk is a key component of management decisions. To show the commitment and improvements to its risk management ING chose risk management as its theme for its 14th Investor Relations Symposium in London on September 20, 2007.
Effects of market developments during 2007
Throughout 2007, significant market turmoil was experienced in the credit markets, beginning with concerns over US sub-prime mortgages and then widening into a general banking liquidity crisis. For the year ended December 31, 2007, this crisis had only limited impact on the profit and loss account as a result of ING’s investments in pressurized assets classes e.g. US sub-prime and Alt-A residential mortgage backed securities (RMBS), Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs). Unrealized gains (losses) relating to available for sale (fixed income) asset backed securities, including RMBS, are taken to the revaluation reserve in shareholders equity, unless there is evidence of impairment, in which case the negative revaluation reserve is recognized in the profit and loss account.
ING’s risk management organisation and its liquidity position helped it to manage the problems that occurred in the credit and other financial markets in 2007. It has been ING’s policy to maintain a high quality and well diversified portfolio. To that effect ING has limits and investment policies in place which are defined in mandates for every portfolio. Investment and trading decisions are based on internal research, and not only on published ratings. Some limits were set at more stringent levels since early 2007, in anticipation of a potential downturn of the market. As a result ING’s exposure to pressurised asset classes is of high quality and has not led to major impairments. The total direct pre-tax negative impact on ING’s 2007 profit and loss account was EUR 255 million as a result of exposures in pressurised asset classes and leveraged finance as well as monoline insurers, Structured Investments Vehicles (SIVs) and Asset-Backed Commercial Paper. Pre-tax revaluation (via equity) for the pressurised asset classes (US subprime RMBS, Alt-A RMBS and CDOs/CLOs) at year-end 2007 was EUR (1,377) million. This runs through shareholders’ equity in the balance sheet on an after-tax basis.
The Group’s total exposure to US sub-prime assets, representing less than 0.2% of total assets, relates to non originated loans acquired as investments in RMBS. At December 31, 2007 approximately 96% of ING’s US sub-prime portfolio was rated AA or higher. ING Group does not originate sub-prime mortgages. The vast majority of the total mortgage backed securitizations (MBS) contain (residential) mortgages that are not classified as sub-prime.
As at December 31, 2007 ING’s well collateralized Alt-A RMBS portfolio was approximately 2% of total assets. Approximately 86% related to ING Direct; the average loan to value ratio is approximately 71% and more than 99% of the portfolio is AAA rated. ING’s available for sale Alt-A investments are measured at fair value in the balance sheet.
Net investments in CDOs/CLOs at December 31, 2007 were 0.1% of total assets and are measured at fair value in the balance sheet. An analysis of the method applied in determining the fair values of financial assets and liabilities is provided in Note 33 ‘Fair value of financial assets and liabilities’.
ING has a limited exposure to monoline insurers. ING’s direct exposure to monoline insurers is negligible. However, ING has some indirect exposure to monoline insurers as it has insured 0.3% of total assets, either through embedded financial guarantees (‘wrapped bonds’) or through credit derivatives. Changes in the monoline insurer’s rating (and as a result the asset’s fair value) impact the profit and loss account for financial assets at fair value through profit and loss. Underlying wrapped bonds in the available for sale securities portfolio are monitored through the regular credit review process and were not impaired as of December 31, 2007.
ING’s approach to liquidity management requires a surplus of liquid assets, contingency plans and close monitoring of market conditions. Since the start of the market turmoil in August 2007, ING’s Liquidity Crisis Committee has met on a regular basis in line with ING’s liquidity policy. The Committee discusses ING’s liquidity and funding profile and is chaired by the Chief Risk Officer. Other members include the Chief Financial Officer, all the main treasurers of ING Group, the head of Market Risk Management and the head of Corporate Communications and Affairs. The Liquidity strategy and market conditions are monitored on a daily basis. Large buffers of liquidity were retained throughout 2007, and as a result, contingency funding plans, in place at all levels, were not required to be executed as ING’s liquidity position remained sound during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Group’s credit risk management is described below for both ING Bank and ING Insurance. ING’s exposure to credit risk and the resulting credit risk losses in 2007 have been mitigated by maintaining a well diversified portfolio.
ING Group’s capital management is described in the Capital Management section below. Throughout the market turmoil experienced during 2007, capital levels of ING Group, ING Bank and ING Insurance exceeded those required by regulators.
Developments during the year relating to ING Group’s involvement in securitization and asset backed commercial paper vehicles are described in Note 27 ‘Special purpose entities and securitization’.
Ongoing volatility in the financial markets
As a result of ongoing and unprecedented volatility in the global financial markets in recent quarters, we have incurred negative revaluations on our investment portfolio, which have impacted our shareholders’ equity. Furthermore, we have incurred certain impairments and other losses, which have impacted our profit and loss accounts. Such impacts have arisen primarily as a result of valuation issues arising in connection with our exposures to US mortgage-related structured investment products, including sub-prime and Alt-A RMBS, CDOs and CLOs, monoline insurer guarantees, SIVs and other investments. In many cases, the markets for such instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. While we continue to monitor our exposures in this area, in light of the ongoing market environment and the resulting uncertainties concerning valuations, there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts from such assets in future periods.
ING GROUP
To ensure measured risk taking throughout the organization, ING Group operates through a comprehensive risk management framework. This ensures the proper identification, measurement and control of risks at all levels of the organization so that ING Group’s financial strength is safeguarded.
The mission of ING Group’s risk management function is to build a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Group’s business processes.
The following principles support this objective:
•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	ING Group’s risk profile is transparent, ‘no surprises’, and consistent with delegated authorities;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management and value creation.
RISK GOVERNANCE
ING’s risk management framework is based on the ‘three lines of defence’ concept which ensures that risk is managed in line with the risk appetite as defined by the Executive Board and is cascaded throughout the Group. This concept provides a clear allocation of responsibilities for the ownership and management of risk, to avoid overlaps and/or gaps in risk governance. Business line management and the regional and local managers have primary responsibility for the day-to-day management of risk and form the first line of defence. The risk management function, both at corporate and regional/local level, belongs to the second line of defence and has the primary responsibility to align risk taking with strategic planning e.g. in limit setting. Risk managers in the business lines have a functional reporting line to the Corporate Risk General Managers described below. The internal audit function provides an ongoing independent (i.e. outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial, operational, compliance and risk management and forms the third line of defence.
Group risk management function
The risk management function is embedded in all levels of the ING Group organization.
Chief Risk Officer
The Chief Risk Officer (CRO), who is a member of the Executive Board, bears primary overall responsibility for the Group risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that the ING Group’s risk profile is consistent with its financial resources and the risk tolerance defined by the Executive Board. The CRO is also responsible for establishing a robust organizational basis for the management of risk throughout the ING organization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Group risk organization
The organization chart below illustrates the functional reporting lines within the ING Group risk organization.
The risk organization is structured independently from the business lines and is organized through five risk departments:
•	Corporate Credit Risk Management (CCRM) is responsible for the credit risk management of ING Bank and ING Insurance;

•	Corporate Market Risk Management (CMRM) is responsible for the market risk management and liquidity risk management of ING Bank;

•	Corporate Insurance Risk Management (CIRM) is responsible for the insurance and market risk management of ING Insurance;

•	Corporate Operational, Information and Security Risk Management (COISRM) is responsible for managing operational, information, and security risks within ING Bank and ING Insurance;

•	Group Compliance Risk Management assists, supports and advises Management in fulfilling its compliance responsibilities, advises employees on their (personal) compliance obligations and oversees the embedding of Compliance Policies in both ING Bank and ING Insurance.
The heads of these departments (Corporate Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Group level. The Corporate Risk General Managers and the CRO are responsible for the harmonization and standardization of risk management practices. The risk management function assists with the formulation of risk appetite, strategies, policies and limits. It also provides a review, oversight and support function throughout the Group on risk related issues.
In addition two staff departments report to the CRO:
•	The Risk Integration and Analytics department is responsible for inter-risk aggregation processes and for providing Group-wide risk information to the CRO and Executive Board.

•	The Model Validation department reviews the performance of all material risk models applied within ING. This department carries out periodic model validations of all risk models used by ING. To ensure independence from the business and the other risk departments, the head of this department reports directly to the CRO.
Group risk committees
The Group risk committees described below are also part of the second line of defence. They act within the overall risk policy and delegated authorities granted by the Executive Board and have an advisory role to the CRO. To ensure a close link between the business lines and the risk management function, the business line heads and the respective General Managers Corporate Risk are represented on each committee.
•	ING Group Credit Committee — Policy (GCCP): Discusses and approves policies, methodologies and procedures related to credit, country and reputation risks within ING Group. The GCCP meets on a monthly basis;

•	ING Group Credit Committee — Transaction Approval (GCCTA): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCCTA meets two times a week;

•	ING Provisioning Committee (IPC): Discusses and approves specific and collective loan loss provisions figures for ING Group. The IPC meets on a quarterly basis. The membership of the IPC, which is chaired by the CFO, consists of both Risk and Finance representatives and reflects the responsibilities of both departments;

•	ING Group Investment Committee (GIC): Discusses and approves investment proposals for ING Real Estate. The GIC meets on a monthly basis;

•	Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves the overall risk profile of all ING Bank’s market risks that occur in its Wholesale Banking, Retail Banking and ING Direct activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank. ALCO Bank meets on a monthly basis;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	Asset and Liability Committee ING Insurance (ALCO Insurance): Discusses and approves all risks associated with ING’s Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets six times a year.
In addition, a Finance and Risk Committee has been established as a platform for the CRO and the CFO, along with their respective staff, to discuss and decide on issues that relate to both the finance and risk domains.
ING Group has over the past several year increased its use of risk assessment and risk measurement to guide decision making. As a result, the quality of risk models becomes increasingly important. To meet sophisticated business and regulatory requirements ING revised its governance process for approval of risk models, methods and parameter setting in 2007. The governance process ensures a clear assignment of responsibility and accountability.
Board level risk oversight
At the highest level of the ING organization, there are board committees which oversee risk taking, and have ultimate approval authority. ING Group has a two-tier board structure consisting of the Executive Board and the Supervisory Board; both bodies play a crucial role in managing and monitoring the risk management framework.
•	The Executive Board is responsible for managing risks associated with the activities of ING Group. Its responsibilities include ensuring that internal risk management and control systems are effective and that ING Group complies with relevant legislation and regulations. On a regular basis, the Executive Board reports on these issues and discusses the internal risk management and control systems with the Supervisory Board. On a quarterly basis, the Executive Board reports on the Group’s risk profile versus its risk appetite to the Audit Committee, explaining changes in the risk profile.
•	The Audit Committee is a sub-committee of the Supervisory Board. It assists the Supervisory Board in reviewing and assessing ING Group’s major risk exposures and the operation of internal risk management and control systems. Audit Committee membership is such that specific business know-how and expertise relating to the activities of ING is available. The CRO attends the Audit Committee meetings.
The CRO makes sure that the board committees are well informed and understand ING Group’s risk position at all times. Every quarter the CRO reports to the board committees on ING’s risk appetite levels and on ING Group’s risk profile. In addition the CRO briefs the board committees on developments in internal and external risk related issues and makes sure the board committees understand specific risk concepts.
ING has fully integrated risk management into the annual strategic planning process. This process aligns strategic goals, business strategies and resources throughout ING Group. The process is such that the Executive Board issues a Planning Letter which provides the organization with the corporate strategic direction, and addresses key risk issues. Based on this Planning Letter, the business lines and business units develop their business plans which align with the Group’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved with the plans. It is part of the process to explicitly discuss strategic limits and group risk appetite levels. At each level, strategies and metrics are identified to measure success in achieving objectives and to assure adherence to the strategic plan. Based on the business unit and line of business plans, the Executive Board formulates the Group Strategic Plan which is submitted to the Supervisory Board for approval.
Group risk policies
ING has a framework of risk management policies, procedures and standards in place to create consistency throughout the organization, and to define minimum requirements that are binding on all business units. The governance framework of the business units aligns with the Group level framework and, meets local (regulatory) requirements. Senior Management is responsible to ensure policies, procedures and standards are implemented and adhered to. Employees globally have access to the Group’s governance framework through an internal website. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and emerging best practice.
ING GROUP RISK PROFILE
In 2007, ING Group made a significant step forward with its integrated risk management approach. At the Investor Day on September 20, 2007, the CRO presented for the first time the ING Group risk dashboard. This risk dashboard captures the risks in all Banking and Insurance business lines in terms of Earnings at Risk and Capital at Risk, and shows the impact of diversification across the Group. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Executive Board uses the risk dashboard to monitor and manage the actual risk profile in relation to the Group risk appetite. It enables the Executive Board to identify possible risk concentrations and to support strategic decision making. The risk dashboard is reported to the Executive Board on a quarterly basis and is subsequently presented to the Audit Committee.
ING Group’s risk appetite is defined by the Executive Board as part of the strategic planning process. Strict boundaries are established with regard to acceptable risk types and levels. ING’s ‘three lines of defence’ governance framework ensures that the risk appetite is cascaded through the Group, thereby safeguarding proper and controlled risk taking. The role of the business lines is to maximize the value within established risk boundaries. Each quarter, the Executive Board monitors that the financial and non financial risks are within the boundaries of the risk appetite as set in the strategic planning process.
ING Group Risk metrics
The Group’s risk appetite is captured in three different metrics which are disclosed below:
•	Earnings at Risk; the potential reduction in accounting earnings over the next year relative to expected accounting earnings, during a moderate (i.e. ‘1 in 10’) stress scenario. Maintaining a high quality of earnings safeguards against ING being downgraded by the rating agencies;
•	Capital at Risk; the potential reduction of the current net asset value (based on fair values) balance sheet over the next year relative to the expected value during a moderate (i.e. ‘1 in 10’) stress scenario;
•	Economic Capital; the amount of capital that is required to absorb unexpected losses in times of severe stress given ING Group’s ‘AA’ target rating.
ING Group’s risk metrics cover the most important aspects in terms of different severities (moderate vs. extreme stress) and performance measures where risk can materialize (value vs. earnings). The Earnings and Capital at Risk metrics are important metrics from a shareholder point of view since they provide insight in the level of risk ING takes under ‘moderate stress’ market expectations to generate return.
From the debt and policy holder point of view, Economic Capital is more important since it is the buffer against extreme losses.
The main differences and similarities between the risk metrics are illustrated below;

	Earnings at Risk	Capital at Risk	Economic Capital

Confidence			99.95%
interval			(based on AA target
	90%	90%	rating)

Stressed	Accounting
metric	earnings	Value	Value

Deviation	Expected	Current net asset	Current net asset
from	accounting	value based on fair	value based on fair
	earnings	values	values
	(over next year)	(over next year)	(over next year)

Interpretation	Potential
	accounting earnings	Potential value	Potential value
	reduction against	reduction of net	reduction of net
	expectation during	value during a	value during an
	a ‘moderate’ stress	‘moderate’ stress	‘extreme’ stress
	scenario (i.e. 1 in 10)	scenario (i.e. 1 in 10)	scenario (i.e. 1 in 2000)
When interpreting the Earnings and Capital at Risk metrics it is important to note that these are not loss estimates of a specific adverse scenario. Further, the metrics do not take into account discretionary management intervention in a specific crisis situation, and are based on instantaneous shock scenarios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Risk types
ING’s risk profile measures the following main types of risks that are associated with its business activities:
•	Credit risk: the risk of potential loss due to default by ING’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables, such as equity prices, real estate prices, interest rates and foreign exchange rates. These four market risks cover all market risks identified in ING’s businesses;

•	Insurance risk: risks such as mortality, morbidity and property and casualty associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims.
Operational and business risk are summarized as non-financial risk in the risk profiles:
•	Operational risk: the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss;

•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency.
The above risk metrics do not cover liquidity risk: the risk that ING or one of its subsidiaries cannot meet its financial liabilities when they fall due, at reasonable cost and in a timely manner. ING has a separate liquidity management framework in place to manage this risk. This framework is discussed in the ING Bank Liquidity Risk section below.
A description of the models, and underlying assumptions and key principles used by ING for calculating Earnings at Risk, Capital at Risk and Economic Capital is provided in the Model Disclosure section below.
Earnings at Risk
The level of Earnings at Risk (EaR) provides insight into the level of risk ING can absorb relative to its earnings power. The risk appetite set by the Executive Board defines the maximum potential reduction in accounting earnings over the next year during a (moderate, i.e. ‘1 in10’) stress scenario as a percentage of forecast (pre tax) earnings over the next 12 months. Since ING does not disclose forecast earnings, the table below provides the Earnings at Risk per risk type compared to actual full year underlying earnings; i.e. underlying profit before tax. Under ING’s accounting policy, accounting results in the Taiwan Insurance business are currently used to strengthen the provision for life insurance. Future earnings may therefore be (partly) offset by increases/decreases to the cumulative reserve strengthening balance. The offsetting effect of increases/decreases to the cumulative reserve strengthening balance is not reflected in the earnings sensitivities below.
Earnings at Risk by risk type (Group diversified)

	Credit	Market								EaR/
	and	Interest		Real			Non		Earnings	Earnings
2007	Transfer	Rate	Equity	Estate	FX	Insurance	financial	Total	2007	2007

ING Bank	1,140	233	112	475	22		223	2,205	4,967	44%
ING Insurance	62	93	328	405	113	34	154	1,189	6,110	19%

Total ING Group	1,202	326	440	880	135	34	377	3,394	11,077	31%

Earnings at Risk by risk type (Group diversified)

	Credit	Market								EaR/
	and	Interest		Real			Non		Earnings	Earnings
2006	Transfer	Rate	Equity	Estate	FX	Insurance	financial	Total	2006	2006

ING Bank	1,226	288	49	274	21		251	2,109	5,052	42%
ING Insurance	107	79	100	378	146	44	160	1,014	4,807	21%

Total ING Group	1,333	367	149	652	167	44	411	3,123	9,859	32%

The ING Group EaR over the actual (pre-tax) earnings decreased from 32% in 2006 to 31% in 2007. This is primarily due to the earnings increasing stronger than EaR. ING Bank’s EaR dominates the overall ING Group EaR mainly due to credit and transfer risk. Furthermore, real estate risk combined for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Bank and ING Insurance has a significant impact on EaR, especially when e.g. compared to interest rate risk. This is caused by the fact that, contrary to accounting the treatment of interest rate risk, most value changes in real estate assets directly impact earnings. The increase over 2007 in real estate risk for ING Bank was mainly due to a combination of an exposure increase in line with higher market values in 2007 (mainly in The Netherlands), and the introduction of improved risk modelling of business behaviour. The increase in equity risk for ING Bank was mainly caused by the inclusion of strategic equity interests, while the increase in ING Insurance is due to an increased earnings risk from potential equity impairments at year end 2007 and modelling refinements in Japan and US insurance entities.
An increase in credit risk (mainly Wholesale Banking) was more than compensated for by higher diversification benefits allocated to credit and transfer risk, leading to a slight decrease in 2007. The higher diversification benefit allocated to credit risk was a result of its reduced contribution to the overall risk profile, as real estate and equity risk grew much more relative to credit risk. In total, the overall diversification benefit between all major risk types remained stable in 2007.
Capital at Risk
The level of Capital at Risk (CaR) measured against ING’s financial position provides understanding as to whether ING can maintain a robust financial position under a ‘moderate’ (i.e. 1 in 10) stress scenario. The risk appetite set by the Executive Board defines the maximum potential value reduction over the next year during a (non extreme) stress scenario as a percentage of Available Financial Resources (AFR) (the definition of AFR is provided in the Capital Management section below).The tables below show the Capital at Risk per risk type.
Capital at Risk by risk type (Group diversified)

											CaR/
	Credit	Market							Available		Available
	and	Interest		Real			Non		financial		financial
2007	Transfer	Rate	Equity	Estate	FX	Insurance	financial	Total	resources		resources

ING Bank	1,282	716	675	505	81		169	3,428	31,733		11%
ING Insurance	307	3,365	2,439	378	169	273	172	7,103	22,710		31%

Total ING Group	1,589	4,081	3,114	883	250	273	341	10,531	49,715	(1)	21%

(1)	Total ING Group is comprised of ING Bank and ING Insurance, excluding core debt of EUR 4,728 million within ING Group.
Capital at Risk by risk type (Group diversified)

											CaR/
	Credit	Market							Available		Available
	and	Interest		Real			Non		financial		financial
2006	Transfers	Rate	Equity	Estate	FX	Insurance	financial	Total	resources		resources

ING Bank	1,252	450	176	293	63		177	2,411	25,784		9%
ING Insurance	382	2,730	1,394	350	571	348	161	5,936	27,200		22%

Total ING Group	1,634	3,180	1,570	643	634	348	338	8,347	48,774	(1)	17%

(1)	Total ING Group is comprised of ING Bank and ING Insurance, excluding core debt of EUR 4,210 million within ING Group.
The Capital at Risk figure tends to be dominated by ING insurance, mainly due to interest rate risk related to long-term client guarantees and equity risk.
The overall risk appetite for ING Group in 2007, measured as CaR/ AFR, for ING Group increased to 21% (17% in 2006) as CaR increased more than AFR. This increase is mainly due to ING Insurance, where CaR grew while AFR decreased (for more information on AFR refer to the Capital Management section below).
The CaR figures show notable increases in equity and interest rate risks for both ING Bank and ING Insurance partly offset by a decrease in foreign exchange risk for ING Insurance. The decrease in foreign exchange risk within ING Insurance was largely due to a further alignment of business unit input with corporate aggregation in FX translation risk measurement and the positive impact of a US dollar hedge. The increase in equity risk in ING Bank is attributed to stakes in Bank of Beijing (IPO), the Indian Kotak Mahindra Bank and the TMB while ING Insurance’s increase is largely related to refined

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
risk modelling at a unit level rather than changes in actual equity risk taking. In addition, the diversification at group level decreased due to higher equity risk concentration, lower interest rate risk netting between ING Bank and ING Insurance, particularly in Europe and Americas, and changes to risk aggregation parameters.
Capital at Risk and Earnings at Risk by line of business (Group diversified)

	Earnings at Risk		Capital at Risk
	2007	2006	2007	2006

Wholesale Banking	1,551	1,283	1,634	1,259
Retail Banking	438	542	939	592
ING Direct	158	259	566	503
Corporate Line Bank	58	25	289	57

ING Bank	2,205	2,109	3,428	2,411

Insurance Americas	430	281	2,022	1,346
Insurance Asia/Pacific	183	140	2,258	2,131
Insurance Europe	469	485	2,004	1,642
Corporate Line Insurance	107	108	819	817

ING Insurance	1,189	1,014	7,103	5,936

ING Group	3,394	3,123	10,531	8,347

During 2007 Group CaR increased more than Group EaR mainly due to the fact that CaR tends to grow faster than EaR under accounting rules e.g. the earnings impact for interest rates and equity price changes are normally lower than their economic impact.
For ING Bank, both CaR and EaR of Wholesale Banking increased as a result of higher credit and transfer risk and higher real estate risk. The increased Corporate Line Bank is mainly due to higher equity risk driven by recent acquisitions, e.g. TMB. For Retail Banking and ING Direct, the CaR in 2007 is higher, while EaR decreased compared to 2006. These differences are mostly driven by various enhanced modelling for amongst others credit risk, as well as the accounting asymmetries for equity and interest rate risk. Examples of this asymmetry include the increase in equity risk at Retail Banking due to the Bank of Beijing IPO, and different dynamics in interest rate risk netting between earnings and value. For earnings (EaR) ING Bank and Insurance exhibit similar interest rate risk sensitivities, while for value (CaR) ING Bank and ING Insurance sensitivities net each other. For ING Direct, the EaR decrease is also caused by a larger percentage of assets repricing within 1 year.
The increase in EaR for ING Insurance is mainly the result of increases in equity risk due to higher potential equity impairments and modelling refinements as mentioned in the EaR section above. The increase in CaR for ING Insurance is mostly driven by increased interest rate risk in the US as rates have decreased leading to higher risk related to guarantees embedded in liabilities, lower interest rate risk netting across the US and Europe, and higher equity risk in the US from the refined modelling.
Economic Capital ING Group
Since 1999 ING Bank has been disclosing Economic Capital information externally, whereas ING Insurance disclosed Economic Capital information for the first time in 2007. Although the fundamental principles are the same, ING Bank and ING Insurance Economic Capital information is currently calculated based on (partly) separately developed models (see Model Disclosure section below) that may differ in the calculation and aggregation approach due to different market practices and standards used in the banking and insurance industries.
ING’s Group Economic Capital and Bank-Insurance diversification benefit is determined by applying one common aggregation approach to bank and insurance. As a result, a best-estimate diversification benefit of approximately 15% for ING Bank and Insurance is applied for 2007 (2006: conservative estimate applied of 10%). Due to inherent uncertainties associated with correlation assumptions and changes in risk exposures the calculations are subjected to extensive sensitivity tests. Combining the 2007 reported ING Bank and ING Insurance Economic Capital figures and the above diversification benefits results in a combined Bank — Insurance Economic Capital of EUR 35.0 billion for 2007 (2006: EUR 34.5 billion based on 10% bank-insurance diversification benefit).
On the Group level an additional net risk capital estimate of EUR 1.0 billion (2006: EUR 1.0 billion) is added to reflect any Economic Capital specifically allocated to the Group, leading to a total Group Economic Capital amount of EUR 36.0 billion (2006: EUR 35.5 billion; see also the AFR/EC reconciliation in the Capital Management section below). The potential risk capital impact for ING Group of the ING employee pension liability is currently not included in the aggregated group risk metrics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
However, the standalone Economic Capital impact for ING employee pension liabilities is calculated separately. From a capital management perspective there is currently no need to reserve any additional capital for ING pension liabilities.
Risk Measurement ING Bank and ING Insurance
The overall ING Group risk appetite is translated into specific operational limits which are cascaded down into the organization, e.g.
•	Credit risk limits for bank and insurance business;

•	Market Value at Risk limits for the insurance business;

•	ALM/Value at Risk limits for bank operations.
The following risk disclosures provide more insight into how the risk measures used by the risk organization are linked to the Group risk dashboard and Economic Capital.
ING BANK
ING Bank is engaged in selling a broad range of products. The financial risks that arise from selling these products are managed by the Corporate Credit and Market Risk departments. Operational risks are managed by the Corporate Operational, Information and Security Risk department.
ING BANK RISK PROFILE
Economic Capital ING Bank
One of the core risk management tools for ING Bank is Economic Capital which is used to determine the amount of capital that a transaction or business unit requires to support the economic risks it faces. ING Bank implemented Economic Capital for internal use in 1998. Since 1999 ING Bank has been disclosing Economic Capital information externally. The tables below provide ING Bank’s Economic Capital by risk type and business line. Figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories. Diversification effects that arise as a result of combining ING Bank and ING Insurance activities are not taken into account. Business risk is included in the non-financial risk category to cover unexpected losses that may arise as a result of changes in volumes, margins and costs.
The ING Bank Economic Capital model is described in more detail in the Model Disclosure section.
The following table provides the Economic Capital break down by risk category including diversification benefits proportionally allocated to the risk types:
Economic Capital (Bank diversified only) by risk category

	2007	2006

Credit risk (including Transfer risk)	7,503	7,557
Market risk	7,407	4,816
Non-financial risk*	3,017	3,503

Total banking operations	17,927	15,876

*	Non-financial risk includes operational risk as well as business risk.
In 2007 the Economic Capital models for the bank were reassessed following an enhancement program that was driven by preparation for Basel II and the further alignment with other risk measurement developments, such as the introduction of the ING Insurance economic capital models and the ING Group risk dashboard. This has lead to several changes and improvements that mainly relate to credit risk, real estate risk (part of market risk) and diversification. The figures reported for 2007 are based on the best estimate risk profile at the reporting date, whereas previously reported economic capital figures were based on year-to-date averages that are also used for RAROC performance measurement.
The overall increase in Economic Capital is mainly due the acquisition of Oyak Bank and the taking of several strategic equity interests. The latter, as well as the Bank of Beijing IPO, mainly explain the increase in market risk capital. The change in non-financial risk results predominantly stems from the diversification methodology adjustment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The following table provides the Economic Capital break down by business line including diversification benefits proportionally allocated to the risk types:
Economic Capital (Bank diversified only) by Line of Business

	2007	2006

Wholesale Banking	8,646	8,136
Retail Banking	5,360	4,050
ING Direct	2,831	3,430
Corporate Line Bank*	1,090	260

Total banking operations	17,927	15,876

*	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.
The growth of the Economic Capital figure for the Wholesale Banking business line can be mainly explained by the credit risk model enhancements, whereas the risk profile is relatively stable.
The Retail Banking Economic Capital figure increased predominantly as a result of the acquisition of Oyak Bank and the Bank of Beijing IPO. This increase is partly offset by the methodology enhancements for credit risk and the decrease of non-financial risks. Contrary to the portfolio growth of ING Direct the Economic Capital experienced a decrease mainly as a result of model enhancements following the Basel II implementation. The increase of the Economic Capital allocated to the Corporate Line can be explained by the increase in strategic equity interests.
ING BANK — CREDIT RISKS
Credit risk is the risk of loss from default by debtors (including bond issuers) or trading counterparties. Credit risks can be split into five principal risk categories: a) lending (including guarantees and letters of credit); b) investments; c) pre-settlement (derivatives, securities financing and foreign exchange trades); d) money markets and e) settlement. Corporate Credit Risk Management (CCRM) is responsible for the measurement and management of credit risk incurred by all ING Group entities, including country-related risks. CCRM is organized along the three business lines of ING Bank (e.g. Retail Banking, Wholesale Banking and ING Direct) and ING Insurance. The CCRM General Manager is functionally responsible for the global network of credit risk staff, while the heads of the risk management functions for the business lines report directly to him.
Credit risk management is supported by dedicated credit risk information systems and internal credit risk measurement methodologies for debtors, issuers and counterparties. CCRM creates consistency throughout the credit risk organization by providing common credit risk policies, methodologies, manuals and tools across the Group.
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
Credit analysis is risk/reward-oriented in that the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. For credit risk management purposes, financial obligations are classified into lending, (pre)-settlement, money market and investments as well in trading activities. ING Bank applies a Risk Adjusted Return on Capital framework (RAROC) which consistently measures the performance of different activities and links to shareholder value creation. The use of RAROC increases focus on risks versus rewards in the decision making process, and consequently stimulates the use of scarce capital in the most efficient way. More sophisticated RAROC-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer group comparisons, industry comparisons and other quantitative techniques.
Lending Risk
Lending risk arises when ING grants a loan to a customer, or issues guarantees on behalf of a customer. This is the most common risk category, and includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured at the notional amount of the financial obligation that the customer has to repay to ING, excluding any accrued and unpaid interest, or discount/premium amortizations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Investment Risk
Investment risk is the credit default and migration risk that is associated with ING’s investments in bonds, commercial paper, securitizations, and other similar publicly traded securities. Investment risk arises when ING purchases a (synthetic) bond with the intent to hold the bond for a longer period of time (generally through maturity). Bonds that are purchased with the intent to re-sell in a short period of time are considered to be trading risks, which are measured and monitored by the Corporate Market Risk Management department.
Money Market Risk
Money market risk arises when ING places short term deposits with a counterparty in order to manage excess liquidity, as such, money market deposits tend to be short term in nature (1—7 days is common). In the event of a counterparty default, ING may lose the deposit placed. Money market risk is therefore measured simply as the notional value of the deposit.
Pre-Settlement Risk
Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of outstanding is generally based on the replacement value (mark-to-market) plus potential future volatility concept, using an historical 7 year time horizon and a 99% confidence level.
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
For those transactions where DVP settlement is not possible, ING establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed by the credit risk management units. Risk is further mitigated by operational procedures requiring trade confirmations to counterparties with all transaction details, and entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements for derivative transactions. Additionally, ING regularly participates in projects with other financial institutions to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk. Due to the very short term nature of settlement exposure (daily), settlement risks do not attract economic or regulatory capital and are excluded from risk reporting disclosures.
Country risk
Country risk is the risk specifically attributable to events in a specific country (or group of countries). It can occur within each of the five above described risk categories. All transactions and trading positions generated by ING include country risk which is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING or its counterparties to meet their respective foreign currency obligations due to a specific country event.
In countries where ING is active, the relevant country’s risk profile is regularly evaluated, resulting in a country rating. Country limits are based on this rating and ING’s risk appetite. Exposures derived from lending, investment pre-settlement and money market activities are then measured and reported against these country limits on a daily basis. Country risk limits are assigned for transfer risk mainly for emerging markets.
Collateral policies
As with all financial institutions and banks in particular, ING is in the business of taking credit risks in an informed and measured fashion. As such, the creditworthiness of our customers, trading partners and investments is continually evaluated for their ability to meet their financial obligations to ING. During the assessment process of creating new loans, trading limits, or investments, as well as reviewing existing loans trading positions and investments, ING determines the amount and type of collateral, if any, that a customer may be required to pledge to ING. Generally, the lower the perceived creditworthiness of a borrower or financial counterparty, the more collateral the customer or counterparty will have to provide. Within counterparty trading activities, ING actively enters into various legal arrangements whereby ING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
and/or counterparties may have to post collateral to one another to cover market fluctuations of their relative positions. Laws in various jurisdictions also affect the type and amount of collateral that ING can receive or pledge. Additionally, ING will sometimes enter into credit default swaps, and other similar instruments, in order to reduce the perceived credit risk on a given borrower or portfolio. The type of collateral which is held as security is determined by the structure of the loan or position. Consequently, since ING’s portfolio is diversified, the profile of collateral it receives is also diversified in nature and does not reflect any particular collateral type more than others.
ING BANK CREDIT RISK PROFILE
ING Bank’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and other securitized assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralized, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitized assets such as Mortgage Backed Securities (MBS) and Asset Backed Securities (ABS) are secured by the pro rata portion of the underlying diversified pool of assets (commercial or residential mortgages, car loans and other assets) held by the issuer of the security. The last major area of credit risk involves pre-settlement credit exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing and foreign exchange transactions.
For the banking operations, ING uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.
Problem loans
Renegotiated Loans
ING’s credit restructuring activities focus on managing the client relationships, improving the borrower’s risk profile, maximising collection opportunities and, if possible, avoiding foreclosure or repossession. These activities are (pro-) actively pursued and primarily relate to Wholesale and SME borrowers (‘Business’), which are not yet in default. Common actions taken include, but are not limited to, revising or extending repayment arrangements, assisting in financial reorganization and/or turnaround management plans, deferring foreclosure, modifying loan conditions and deferring certain payments pending a change in circumstances. For consumer and mortgage loans (‘Consumer’) the approach is more portfolio oriented.
Restructuring activities for Business borrowers normally start with a watch list indication. Borrowers on the watch list maintain their rating (1-19). A watch list indication may develop into a restructuring status (15-19) or even a recovery status (20-22). Most borrowers with a watch list indication return to a regular status. For Consumer clients the watch list of ‘potential problem loan’ status is usually caused by payment arrears (less than 1 week) which are subsequently reflected in the risk rating of 18-19 (or comparable status based on an increased probability of default). A watch list indication may develop into a restructuring status (rating 15-19) or even a recovery (20-22) status. Most borrowers with a watch list indication return to a regular status. Following restructuring relationship management is either transferred to the regular commercial banking departments or terminated.
ING’s renegotiated loans that would otherwise be past due or impaired are reflected below:
ING Bank renegotiated loans that would otherwise be past due or impaired

	2007	2006

From restructuring (18-19) to regular (1-17) status	1,170	877
From recovery (20-22) to regular or restructuring status (1-19)	4,359	4,004

Total of renegotiated loans	5,529	4,881

This total is split in Business and Consumer clients as follows:
Renegotiated business loans that would otherwise be past due or impaired

	2007	2006

From restructuring (18-19) to regular (1-17) status	1,170	877
From recovery (20-22) to regular or restructuring status (1-19)	1,414	1,996

Total of renegotiated Business loans	2,584	2,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
For Business clients, ING has taken a proactive approach to restructuring loans that may have otherwise experienced financial difficulties, which has led to an increase in the level of restructuring loans returning to a regular status. The decrease in the level of problem loans returning to performing (regular) status is related to the overall decrease in problem loans as whole.
Renegotiated consumer and mortgage loans that would otherwise be past due or impaired

	2007	2006

From restructuring (18-19) to regular (1-17) status
From recovery (20-22) to regular or restructuring status (1-19)	2,945	2,008

Total of renegotiated consumer and mortgages loans (‘Consumer’)	2,945	2,008

The increase in the total amount of renegotiated consumer and mortgage loans is a reflection of the growth of the portfolio and of ING’s proactive (portfolio) management approach involving the automation of reminder and warning letters to Consumer borrowers who may otherwise be facing financial difficulties. Consumer borrowers do not have a restructuring status.
Past-due obligations
ING continually measures its portfolio in terms of payment arrears. Particularly the retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are considered to be operational in nature for the retail loans and small businesses. After this period, letters will be sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrear still exists after 90 days, the obligation is transferred to one of the ‘problem loan’ units. In order to reduce the number of arrears, ING banking units encourage their obligors to set up automatic debits from their (current) accounts to ensure timely payments.
Credit quality: ING Bank portfolio, outstandings

	2007	2006

Neither past due nor impaired	750,049	644,318
Past due but not impaired (1-90 days) (1)	5,416	3,879
Impaired	5,219	6,299

	760,684	654,496

(1)	Based on lending (consumer loans and residential mortgages only).
Aging analysis (past due but not impaired): ING Bank portfolio, outstandings(1, 2)

	2007	2006

Past due for 1-30 days	4,709	3,143
Past due for 31-60 days	633	548
Past due for 61-90 days	74	188

	5,416	3,879

(1)	Based on lending (consumer loans and residential mortgages only).

(2)	The amount of past due but not impaired financial assets in respect of non-lending activities was not material.
There is no significant concentration of a particular type of loan structure in the past due or the impaired loan portfolio.
ING tracks past due but not impaired loans most closely for the consumer loan and residential mortgage portfolios. Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as impaired. For the wholesale lending portfolios and securities obligations, there are generally reasons for declaring a loan impaired prior to being 90 days past due. These include, but are not limited to, ING’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the impaired category.
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
Impaired Loans: ING Bank Portfolio, outstandings by economic sector

	2007	2006

Private individuals	2,356	2,227
Services	219	258
Construction, Infrastructure and Real Estate	635	964
Financial Institutions	538	639
Food, Beverages and Personal Care	264	366
General Industries	270	399
Automotives	200	133
Transportation and Logistics	110	361
Other	627	952

Total	5,219	6,299

The table above represents the breakdown of impaired loans by major industry sector across all of ING’s banking operations. Against this portfolio, ING holds specific and collective provisions of EUR 711 million and EUR 680 million, respectively (2006 EUR 1,391 million and EUR 718 million respectively), representing the difference between the amortized cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest.
Provisions
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
Provisions: ING Bank portfolio (1)

	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
	2007	2006	2007	2006	2007	2006	2007	2006

Opening balance	1,610	2,294	741	725	291	294	2,642	3,313
Changes in the composition of the Group	2	(78)	95		1	(23)	98	(101)
Write-offs	(593)	(404)	(302)	(236)	(57)	(51)	(952)	(691)
Recoveries	30	31	26	44	3	11	59	86
Increase/(decrease) in loan loss provision	(115)	(118)	172	161	68	60	125	103
Exchange differences	(23)	(55)	5	(7)	(1)	(5)	(19)	(67)
Other changes	10	(60)	34	54	4	5	48	(1)

Closing balance	921	1,610	771	741	309	291	2,001	2,642

(1)	During 2007, ING Cards was moved from ING Direct to Retail Banking. In order to provide comparative figures, EUR 21 million of ‘Increase/(decrease) in loan loss provision’ in 2006 has been reclassified from ING Direct to Retail banking.
ING Bank’s risk costs continued to below in 2007, as a result of the low inflow of new problem loans and continued improvement of the average risk profile of our credit portfolio reflecting both the strength of the economy in our core markets in Wholesale Banking and the low risk growth strategy in Retail Banking and ING Direct. The total balance of Wholesale Banking provisions in 2007, like in 2006 experienced a material decrease as a result of significant write offs, while there was little or no compensating effect from provisions on new problem loans. The 2007 Wholesale Banking risk costs were also low due to a release of EUR 115 million from one single debtor.
Collateral
As part of its securities financing business, ING entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements; buy/sellback and sell/buyback agreements; and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING held as collateral under these types of agreements was EUR 120.2 billion at December 31, 2007 and EUR 95.2 billion at December 31, 2006. These amounts exclude the cash leg of the respective transactions, as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or repledged in other (similar) transactions. ING is obliged to return equivalent securities in such cases.
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.
Risk classes ING Bank portfolio by business line, as % of total outstandings (1)

	Wholesale Banking		Retail Banking		ING Direct(2)		Total ING Bank
	2007	2006	2007	2006	2007	2006	2007	2006

1 (AAA)	5.6%	5.5%	0.2%	0.4%	31.5%	32.4%	12.8%	13.6%
2—4 (AA)	26.2%	26.3%	4.8%	5.6%	19.3%	24.6%	18.6%	20.6%
5—7 (A)	14.5%	13.8%	3.4%	2.7%	14.4%	13.3%	11.8%	10.9%
8—10 (BBB)	21.4%	19.7%	35.3%	31.5%	21.0%	15.8%	24.7%	21.3%
11—13 (BB)	24.5%	27.7%	46.0%	48.6%	12.3%	12.6%	25.8%	27.6%
14—16 (B)	5.9%	4.9%	6.3%	7.4%	0.8%	0.8%	4.3%	4.1%
17—22 (CCC & Problem Grade)	1.9%	2.1%	4.0%	3.8%	0.7%	0.5%	2.0%	1.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The table reflects probabilities of default and does not take collateral into consideration.

(2)	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.
Risk Classes ING Bank portfolio, as % of total outstandings (1)

	Lending		Investment		Money Market		Pre-settlement		Total ING Bank
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

1 (AAA)	1.9%	1.1%	48.4%	43.9%	5.9%	4.8%	5.4%	6.7%	12.8%	13.6%
2—4 (AA)	6.0%	5.9%	35.2%	40.3%	61.4%	51.7%	58.2%	50.9%	18.6%	20.6%
5—7 (A)	9.5%	8.0%	13.7%	12.3%	16.8%	32.9%	22.3%	18.6%	11.8%	10.9%
8—10 (BBB)	35.7%	32.8%	1.5%	1.6%	8.2%	6.5%	7.1%	10.3%	24.7%	21.3%
11—13 (BB)	37.7%	42.3%	0.9%	1.9%	7.1%	3.8%	5.3%	13.0%	25.8%	27.6%
14—16 (B)	6.3%	6.7%	0.1%		0.3%	0.3%	1.2%	0.5%	4.3%	4.1%
17—22 (CCC & Problem Grade)	2.9%	3.2%	0.2%		0.3%		0.5%		2.0%	1.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, (pre)-settlement, money market and investment activities. The table reflects probabilities of default and does not take collateral into consideration.
ING banking units completed the implementation of Basel II compliant risk rating models in 2007 which led to small improvements in the average reported credit quality. During 2007 the residential mortgage portfolio of ING Direct grew significantly, most notably in Germany and the United States, while the size of its investment portfolio showed a moderate decrease in particular with respect to exposure regarding Public Administration and certain ABS sub-classes. As a result of ING’s close management of its liquidity placements as a result of the general market turmoil experienced in the latter half of 2007, ING experienced a shift to higher quality counterparties for its money market activities. The increase in BB rated Money Market outstandings is largely due to the Oyak Bank acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Risk concentration: ING Bank portfolio, by economic sector (1)

	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
	2007	2006	2007	2006	2007	2006	2007	2006

Construction, infrastructure and Real Estate	13.3%	12.3%	2.4%	2.0%	0.8%	0.8%	6.5%	5.8%
Financial Institutions	41.2%	39.0%	3.7%	3.3%	53.8%	59.0%	36.2%	37.0%
Natural Resources	6.2%	4.7%	0.2%	0.2%			2.7%	2.0%
Private Individuals	0.4%	0.3%	83.7%	81.8%	39.8%	31.4%	33.9%	31.3%
Public Administration	8.4%	11.2%	1.5%	1.8%	5.3%	7.5%	5.7%	7.6%
Services	4.7%	4.6%	1.7%	1.6%			2.4%	2.3%
Transportation and Logistics	4.7%	4.7%	0.5%	0.5%			2.1%	2.0%
Other	21.1%	23.2%	6.3%	8.8%	0.3%	1.3%	10.5%	12.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies.
ING Direct showed a shift towards private individuals reflecting the emphasis on building the ING Direct residential mortgage business. The other banking units showed no significant shift in the economic sector concentrations. All other industries not shown in the table above have less than 2.0% concentrations.
Largest economic exposures: ING Bank Lending portfolio, by country (1)

	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
amounts in billions of euros	2007	2006	2007	2006	2007	2006	2007	2006

Netherlands	68.7	62.0	141.1	122.1	1.6	1.8	211.4	185.9
United States	28.9	25.8	0.2	0.2	58.2	52.1	87.3	78.1
Belgium	44.4	36.2	27.5	26.2	1.4	1.6	73.3	64.0
Germany	9.4	10.3	0.2	0.3	54.8	45.3	64.4	55.9
Spain	12.4	11.0	0.4	0.4	38.5	36.0	51.3	47.4
United Kingdom	19.4	17.1	0.1	0.1	17.3	18.5	36.8	35.7
Australia	5.0	2.4			25.4	22.0	30.4	24.4
Italy	12.6	10.9	0.5	0.6	12.2	9.7	25.3	21.2
France	17.0	16.2	0.6	0.6	4.1	3.2	21.7	20.0
Canada	1.7	1.5	0.1		15.7	15.1	17.5	16.6

(1)	Only covers total exposures in excess of EUR 10 billion, including intercompany exposure with ING Insurance.
The growth in most countries presented above followed the growth pattern of the portfolio as a whole. The growth at ING Direct in Germany is driven by own originated mortgages as well as the acquisition of a residential mortgage portfolio, which closed in late 2007. This was offset by the sale of the former BHF problem loan portfolio within Wholesale Banking. Retail Banking in The Netherlands grew through organic growth as well as the purchase of Nationale Nederlanden Hypotheek Bedrijf (NNHB residential mortgages) from Nationale Nederlanden.
ING BANK — MARKET RISKS
Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, negatively impact the bank’s earnings or market value. Market risk either arises through positions in trading books or through the banking book positions. The trading positions are held for the purpose of benefiting from short-term price movements, while the banking book positions are intended to be held in the long-term (or until maturity) or for the purpose of hedging other banking book positions.
Within ING Bank, market risk (including liquidity risk) falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is regionally organized with the exception of ING Direct, which has a separate ALCO. The business lines Retail Banking and Wholesale Banking are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.
The Corporate Market Risk Management department (CMRM) is the designated independent department that is responsible for the design and execution of the bank’s market risk management functions in support of the ALCO function. The CMRM structure recognizes that risk management to a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.
CMRM is responsible for determining adequate policies and procedures for managing market risk and for monitoring the compliance with these guidelines. An important element of the market risk management function is the assessment of market risk in new products and businesses. Furthermore CMRM maintains an adequate limit framework in line with ING Bank’s risk appetite. The businesses are responsible for adhering to the limits that ultimately are approved by ALCO Bank. Limit breaches are reported to senior management on a timely basis and the business is required to take the appropriate actions to reduce the risk position.
Market Risk in Trading Portfolios
Organization
Within the trading portfolios, positions are maintained in the professional financial markets for the purpose of benefiting from short term price movements. Market risk arises in the trading portfolios through the exposure to various market risk factors, including interest rates, equity prices and foreign exchange rates.
The Financial Markets Risk Committee (FMRC) is a market risk committee that, within the guidelines set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. CMRM advises both the FMRC and ALCO Bank on the market risk appetite of Wholesale Banking activities.
CMRM Trading focuses on the management of market risks in the trading portfolios of Wholesale Banking (mainly Financial Markets) as this is the only business line where significant trading activities take place. Trading activities include facilitation of client business, market making and proprietary position taking in cash and derivatives markets. CMRM Trading is responsible for the development and implementation of trading risk policies and risk measurement methodologies, reporting and monitoring of risk exposures against approved trading limits and validation of pricing and risk models. CMRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. Management of trading market risk is performed at various organizational levels, from CMRM Trading overall down to specific business areas and trading offices.
Measurement
ING Wholesale Banking uses the Value-at-Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous 250 business days. ING uses VaR with a 1-day horizon for internal risk measurement, control and backtesting, and VaR with a 10-day horizon for determining regulatory capital. ING’s VaR model has been approved by the Dutch Central Bank to be used for the regulatory capital calculation of its most important trading activities.
Market risk management for the fixed income and equity markets is split into two components: general market risk and specific market risk. The general market risk component estimates the VaR resulting from general market-value movements (e.g. interest rate movements). The specific market risk component estimates the VaR resulting from market-value movements that relate to e.g. the underlying issuer of securities in the portfolios. This specific risk relates to all value movements not related to general market movements.
The VaR for linear portfolios is calculated using a variance — covariance approach. The market risk of all the important option portfolios within ING is measured by Monte Carlo and historical simulation methods.
Limitations
VaR as a risk measure has some limitations. VaR quantifies the potential loss under the assumption of normal market conditions only. This assumption may not always hold true in reality, especially when market events occur, and therefore could lead to an underestimation of the potential loss. VaR also uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold true. Also, the use of 99%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
confidence level means that VaR does not take into account any losses that occur beyond this confidence level.
Backtesting
Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which measures results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘occurrence’ has taken place. Based on ING’s one-sided confidence level of 99% an occurrence is expected once in every 100 business days at maximum. In 2007, there was no occurrence (2006: none) where a daily trading loss exceeded the daily consolidated VaR of ING Wholesale Banking. ING reports the results of this backtesting to the Dutch Central Bank on a quarterly basis.
Stress testing
Stress tests are used for the monitoring of market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss account effect caused by a potential event and its world-wide impact for ING Wholesale Banking. The event risk number for the ING Wholesale Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank. The event-risk policy (and its technical implementation) is specific to ING as there is no event risk calculation method that is generally accepted by other banks and regulators (like the Value-at-Risk model). ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange, credit and related derivative markets). The scenarios and stress parameters are back-tested against extreme market movements that actually occurred in the markets. If and when necessary, ING evaluates specific stress scenarios, as an addition to its structured stress tests. These specific scenarios relate to current concerns, like political instability in certain regions, terrorist attacks or extreme movements in energy prices.
Other risk limits
VaR and event risk limits are the most important limits to control the trading portfolios. Furthermore, ING uses a variety of other limits to supplement VaR and event risk. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors or countries. In addition to this, other risk limits are set with respect to the activities in exotic derivatives trading. The market risk of these products is controlled by product specific limits and constraints.
Development of trading market risks
The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon. The overnight VaR is presented for the ING Wholesale Banking trading portfolio which was managed by CMRM Trading during 2006 and 2007. Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the trading risk graph and table below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
During 2006 and 2007 the overnight VaR for the ING Wholesale Banking trading portfolio stayed within the range of EUR 26—48 million.
The average exposure over 2007 was higher than 2006 (average VaR 2007: EUR 34 million and average VaR 2006: EUR 31 million). The VaR remained well within the ING Wholesale Banking trading limit. Trading positions with interest rate exposures provided the largest contribution to the trading VaR. In the second half of December the trading VaR increased substantially to EUR 47 million. This increase is related to a counterparty downgrade in the structured credit trading book. As the transactions with this counterparty served as a hedge for other exposures in this book, the downgrade of this counterparty resulted in a rise of the trading VaR.
More details on the VaR of the ING Wholesale Banking trading portfolio for 2007 and 2006 are provided in the table below.
Consolidated trading VaR: ING Wholesale Bank

	Minimum		Maximum		Average		Year end
	2007	2006	2007	2006	2007	2006	2007	2006

Foreign exchange	2	1	7	7	4	3	4	2
Equities	5	7	13	11	9	9	6	8
Interest	22	20	43	30	27	25	43	27
Diversification (1)					(6)	(6)	(5)	(4)

Total VaR					34	31	48	33

(1)	The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.
Note: the above captions are consistent with those used for internal risk management purposes and do not relate to financial statement captions.
In general, the trading VaR showed larger movements in 2007 resulting in broader ranges for the equity and interest rate VaR. Due to a counterparty downgrade in December, in particular the interest rate VaR (including credit spread exposures) has risen substantially.
The following table shows the largest trading positions in foreign exchange, interest rate and corporate credit spread positions.
Most important foreign exchange, interest rate and credit spread positions (year end 2007)

2007
Foreign exchange
US dollar	(171)
Russian rouble	108
Japanese yen	(80)
Ukrainian Hryvnia	58
Swiss Franc	52

Interest Rate (Bpv (1))
Eurozone	(1.2)
United States	(0.8)
Mexico	(0.4)
South Korea	(0.1)
United Kingdom	(0.1)

Credit Spread (Bpv (1))
Eurozone	(1.2)
Mexico	(0.2)
United States	(0.2)
Russia	(0.2)
United Kingdom	(0.2)

(1)	Bpv (or basis point value) refers to profit and loss account sensitivity per 1bp increase in the interest rate or credit spread.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Market risk in Non-Trading Portfolios
Organization
Within ING Bank, positions are either labelled as trading or non-trading (banking book) positions. The most important aspect in segregating the banking from the trading books is the intent of the positions held in these books. The banking book positions are intended to be held for the long-term (or until maturity) or for the purpose of hedging other banking book positions.
Interest rate risk in banking books
The interest rate risk of the banking books is the risk that ING Bank’s earnings or market value resulting from the non-trading positions is negatively impacted by movements in interest rates. To enable clear assignment of responsibilities for risk and return within the banking book structure an Asset and Liability Management (ALM) framework has been implemented by ALCO Bank. This framework enables a clear separation of three types of activities: the investment of own capital, the commercial business and the management of the bank’s strategic interest rate risk position in the designated ALM books. The figure below presents the ALM framework of ING Bank:
ING Bank’s capital management positions, i.e. the own funds (core capital) and the investments of these own funds, are isolated in the ING Bank corporate line. ALCO Bank determines the target maturity profile over which ING Bank’s own funds must be invested. This maturity profile reflects the long term nature of the rate of return required by its investors and aims for both earnings maximization and stabilization. ALCO Bank considers a well balanced portfolio of long-dated fixed income investments as the risk neutral position.
Within ING Bank’s ALM framework, the risk transfer principle is used. This refers to the principle whereby the outright interest rate risk resulting from the commercial business is transferred to the ALM books. The interest rate risk from the commercial business arises from the fact that own originated assets and liabilities do not reprice simultaneously. The transfer of the outright interest rate risk is to a large degree based on modelling client behaviour. Within CMRM, continuous research is being done in order to optimize this modelling. For this purpose, several methods are in place to replicate the interest rate risk, taking into account both the contractual and behavioural characteristics of demand deposits, saving accounts and mortgages. All models and assumptions are back-tested regularly and presented to the designated ALCO.
For the determination of the interest rate sensitivity of savings accounts and current accounts, several methods have been developed, e.g. historical simulation, Earnings at Risk analysis and valuation models. Pricing strategies, outstanding volumes and the level and shape of the yield curve are taken into account in these models. Based on these analyses, investment rules are determined for the various portfolios.
The hedging of the embedded prepayment options within mortgage portfolios is based on prepayment prediction models. These models include the incentive for clients to prepay. The parameters of these models are based on historical data and are regularly updated. The interest sensitivity of the embedded offered rate options is determined as well for the mortgage portfolio and a hedging process is in place to minimize the resulting interest rate risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
After transferring the outright interest rate risk position to the ALM books, the residual interest rate risk that remains in the commercial banking books is caused by basis risk and optionality. The commercial business units bear responsibility for these residual interest rate risks that result from banking products of which future cash flows depend on client behaviour (e.g. optionality in mortgages) and from banking products of which the client rate earned and paid imperfectly correlate with the changing market rates (basis risk). Examples of products in which these risks are inherent are demand deposits, saving accounts and mortgages.
Within ING Direct the interest rate risk is managed and measured at the level of the local ING Direct entities. The interest rate risk that remains in the ING Direct entities also largely results from basis risk and optionality as the outright interest rate risk is to a large extent hedged.
The ALM books are managed within ING Wholesale Banking and contain the strategic interest rate risk position of ING Bank. The main objective is to maximize the economic value of the book and to generate adequate and stable yearly earnings within the risk appetite of ING Bank.
In the following sections, the risk figures for interest rate risk in the banking books are presented. ING Bank uses several measures to manage interest rate risk both from an earnings and a value perspective. Earnings-at-Risk is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective.
Earnings at Risk (EaR)
EaR measures the impact on accounting earnings (pre tax) resulting from changes of market rates over a time period of one year. Changes in balance sheet dynamics and management interventions are not incorporated in these calculations. The EaR figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock in market rates. This shock is assumed to take place at the beginning of the year and the market rates are assumed to remain stable for the remainder of the year. For the ALM books EaR measures the potential loss of earnings due to the structural mismatch in interest rate positions. The calculations for the ALM books capture the EaR resulting from the current positions. For the commercial banking books the EaR captures the interest rate risks resulting from savings, demand deposits and the main mortgage portfolios. The impact of new business is included in the EaR calculations for the savings and demand deposits portfolios, as it is most relevant for these portfolios. The EaR of the Corporate Line, i.e. the investment of ING Bank’s own funds, reflects the interest risk profile of the investments only. This ignores ALCO Bank’s assumption that its shareholders expect ING Bank to invest the funds in such a way that it produces a long-term and stable income.
Earnings at Risk (1% instantaneous upward shock to market rates) (1)

	2007	2006

By Business Line
ING Wholesale Banking	(87)	(19)
ING Retail Banking	(121)	(107)
ING Direct	(5)	(260)
ING Bank Corporate Line	26	22

ING Bank Total	(187)	(364)

By Currency
Euro	(125)	(232)
US dollar	9	(80)
Pound sterling	(13)	(4)
Other	(58)	(48)

Total	(187)	(364)

(1)	The impact of the newly acquired Oyak Bank has not been included in the tables for interest rate risk in the banking books
The total EaR figure as result of an upwards shock of the market rates of 1%, decreased over the course of this year. This was mainly caused by a sharp reduction of the ING Direct EaR figure. ING Direct reduced during 2007 its earnings sensitivity profile in order to increase flexibility in price setting. The EaR figure of ING Wholesale Banking was rather small last year and returned to more normal levels this year mainly due to the strategic interest rate positions maintained in the ALM books.
Net Present Value-at-Risk
The Net Present Value (NPV)-at-Risk figures represent the full value impact (i.e. including convexity) to the banking books resulting from changing interest rates. This full value impact cannot be linked directly to the balance sheet or profit and loss account as the value mutations in the banking books only for a small part are fed directly through the profit and loss account or through equity. The largest part, namely

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
the value mutations of the amortized cost balances, is neither recognized in the balance sheet nor directly in the profit and loss account. The NPV-at-Risk figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock of market rates in line with the EaR calculations. For the ALM books the NPV-at-Risk figures again capture the potential change of value due to the structural mismatch in interest rate positions. For the commercial banking books the NPV-at-Risk calculations capture the convexity resulting from the optionality in the main mortgage portfolios. In these calculations it is assumed that savings and other demand deposits of Retail and Wholesale Banking are perfectly represented via the replicating methods and therefore fully hedged. The NPV-at-Risk of the Corporate Line again only reflects the interest risk profile of the investments of the bank’s own funds.
NPV-at-risk (1% instantaneous upward shock to market rates) (1)

	2007	2006
By Business Line
ING Wholesale Banking	(442)	(559)
ING Retail Banking	(222)	(134)
ING Direct	(234)	(377)
ING Bank Corporate Line	(892)	(818)

ING Bank Total	(1,790)	(1,888)

By Currency
Euro	(1,498)	(1,465)
US dollar	(439)	(402)
Pound sterling	74	(58)
Other	73	37

Total	(1,790)	(1,888)

(1)	The impact of the newly acquired Oyak Bank has not been included in the tables for interest rate risk in the banking books
The end-of-year overall NPV-at-Risk figure as result of an upwards shock of the market rates of 1% is in line with the prior year. Within ING Direct the NPV-at-Risk figure decreased mainly because of the reduction of the duration of the investments. Within ING Retail Banking this figure increased mainly due to the larger impact of prepayment risk as result of newly produced mortgages with longer repricing tenors.
Basis Point Values
The Basis Point Value (BPV) figures below represent the value impact to the banking books resulting from a change in interest rates of 1 basis point. The BPV figures represent the directional position under a small shift in interest rates and do not capture the convexity resulting from the optionality in mortgages under larger interest rate movements.
BPV’S per currency

amounts in thousands of euros	2007

Euro	(15,165)
US dollar	(2,055)
Pound Sterling	778
Other	706

Total	(15,736)

The outright interest rate risk that is represented through the BPV positions in the table above is mainly caused by the investments of the Bank’s core capital. Again, under the view that this capital is not sensitive to interest movements. The remaining outright risk is mainly maintained in the Bank’s ALM books in which the strategic position is maintained.
Foreign exchange risk in Non-Trading Books
Foreign exchange (FX) exposures in non-trading books result from commercial banking business (business units doing business in other currencies than their base currency), realized non-EUR results and FX translation risk on foreign currency investments. The policy regarding these exposures is briefly explained below.
Commercial banking business
Every business unit hedges the FX risk as result of their commercial activities into the base currency of the unit. Consequently assets and liabilities are matched in terms of currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Realized results
Every unit hedges realized results to the base currency of the unit. On a monthly basis the central Capital Management department hedges the non-EUR results to EUR. ING does not hedge the future EUR value of projected results in non-EUR currency.
FX Translation result
ING’s strategy is to protect its Tier 1 ratio against unfavourable currency fluctuations. The protection is largely achieved by the issuance of USD and GBP denominated capital, and furthermore by taking structural foreign currency positions. In general, open positions are deliberately taken in order to achieve protection of the Tier 1 ratio by aligning non-EUR denominated capital with risk weighted assets in these currencies. The US dollar, Pound sterling, Polish zloty, Australian dollar and Canadian dollar are the main currencies in this respect. With the acquisition of the Turkish Oyak Bank, the Turkish lira has been added to the list of main currencies. For other currencies the objective is to substantially mitigate the translation risk.
Overnight exposure ING Bank, for primary non-trading currencies

	Foreign		Gross		Net
2007	investments	Tier-1	exposure	Hedges	position

US dollar	2,644	(3,630)	(986)	(483)	(1,469)
Pound sterling	(848)	(817)	(1,665)	1,635	(30)
Polish zloty	1,076		1,076	(656)	420
Australian dollar	1,228		1,228	(136)	1,092
Canadian dollar	822		822	(559)	263
Turkish lira	1,848		1,848		1,848
Other currency	4,897		4,897	(3,312)	1,585

Total	11,667	(4,447)	7,220	(3,511)	3,709

Overnight exposure ING Bank, for primary non-trading currencies

	Foreign		Gross		Net
2006	investments	Tier-1	exposure	Hedges	position

US dollar	5,338	(2,883)	2,455	(1,460)	995
Pound sterling	(1,044)	(894)	(1,938)	1,930	(8)
Polish zloty	938		938	(523)	415
South Korean won	1,124		1,124	(1,087)	37
Australian dollar	1,048		1,048	(123)	925
Canadian dollar	974		974	(704)	270
Other currency	1,380		1,380	(1,335)	45

Total	9,758	(3,777)	5,981	(3,302)	2,679

Foreign investments in US dollars decreased substantially due to the repatriation of capital out of the United States.
The net position in US dollars decreased in 2007 for two reasons. Firstly due to the issuance of 1,545 million Tier 1 capital denominated in US dollars. Secondly, in anticipation of the lower number of US dollar risk-weighted assets under the Basel II rules (starting January 1st, 2008), the net position was decreased.
The acquisition of the Turkish Oyak Bank was concluded in December 2007. As a result, the number of risk-weighted assets denominated in Turkish lira increased substantially. The net position is maintained to safeguard the Tier 1 ratio against currency fluctuations of the Turkish lira.
The FX risk in the non-trading books is measured by using the Value-at-Risk methodology as explained in the trading risk section. The VaR for FX quantifies with a one-sided confidence interval of 99%, the maximum overnight loss in 99% of the cases that could occur due to changes in foreign exchange rates.
Consolidated non-trading FX VaR: ING Bank

	Low		High		Average		Year end
	2007	2006	2007	2006	2007	2006	2007	2006

FX VaR	14	7	62	22	22	17	62	21
During 2007, the FX VaR increased mainly for two reasons. Firstly, the IPO of the Bank of Beijing in November resulted in a EUR 1.6 billion value increase in exposure to Chinese Yuan, and consequently,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
a rise in the FX VaR. Secondly, the acquisition of the Turkish Oyak Bank in December resulted in a significant Turkish lira position.
Equity Price Risk in Banking Books
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments of which the price reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a rather stable portfolio with substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 2,010 million (2006: EUR 1,223 million) and equity securities held in the Available-for-Sale portfolio of EUR 3,627 million (2006: EUR 1,898 million). The value of equity securities held in the Available-for-Sale portfolio is directly linked to equity security prices with increases/decreases being recognized (except in the case of impairment) in the revaluation reserve. During the year ended December 31, 2007 the revaluation reserve relating to equity securities held in the Available-for-Sale portfolio fluctuated between a month-end low amount of EUR 518 million (2006: EUR 463 million) and a high amount of EUR 2,580 million (2006: EUR 641 million). Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.
Real Estate Price Risk in Banking Books
Real Estate price risk arises from the possibility that real estate prices will fluctuate affecting both the value of real estate assets and earnings related to real estate activities.
ING Bank has three different categories of real estate exposure on its banking books. First, ING Bank owns buildings it occupies. Second, ING Bank has a Real Estate Development company for which results are dependent on the overall real estate market, although the general policy is to mitigate risk by pre-sale agreements where possible.
Third, ING Bank is the largest real estate investment management company in the world in terms of assets under management. For most of its real estate funds, ING Bank has co-invested seed capital. A decrease in real estate prices will cause the value of this seed capital to decrease and will lower the level of third party assets under management, which in turn will reduce the fee income from this activity.
Only for this last category, Real Estate price shocks will have a direct impact on reported net profit.
ING BANK — LIQUIDITY RISK
As with bank market risk, liquidity risk falls under the supervision of the ALCO function within ING bank with ALCO Bank as the highest approval authority.
Definition
Liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable costs and in a timely manner. Liquidity risk can materialize both through trading and non-trading positions. Within ING Bank the liquidity risk framework has been determined by ALCO Bank, which bears the overall responsibility for liquidity risk. The liquidity risk framework is further cascaded down the organization under the responsibility of the regional and local ALCO’s. The main objective of ING’s liquidity risk framework is to maintain sufficient liquidity in order to ensure safe and sound operations. For this purpose liquidity risk is considered from three different angles namely from a structural, tactical and a contingency point of view.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Structural liquidity risk
Structural liquidity risk is the risk that the structural, long term balance sheet can not be financed timely or at a reasonable cost. In this view of liquidity risk the total on and off balance sheet positions are considered from a structural asset and liability management perspective. For this purpose a working group consisting of Corporate Market Risk Management, Capital Management and Financial Markets focuses on liquidity risk aspects from a going concern perspective. The main objective of the working group is to maintain a sound liquidity profile through:
•	Maintaining a well diversified mix of funding sources in terms of instrument types, fund providers, geographic markets and currencies;

•	Actively managing access to the capital markets by regularly issuing public debt in all material markets and the maintenance of investor relations;

•	Holding a broad portfolio of highly marketable assets that can be used to obtain secured funding;

•	Maintaining an adequate structural liquidity gap taking into account the asset mix and both the secured and unsecured funding possibilities of ING Bank;

•	Maintaining a funds transfer pricing methodology in which ING Bank’s cost of liquidity is adequately reflected both under a going concern and a contingency perspective.
Tactical liquidity risk
From a tactical, short-term perspective the liquidity risk resulting from the short term cash and collateral positions is managed. ALCO Bank has delegated day-to-day liquidity management to Financial Markets Amsterdam, which is responsible for managing the overall liquidity risk position of ING Bank, while regional and local Financial Markets departments are responsible for managing liquidity in their respective regions and locations.
Within Financial Markets the focus is mainly on the daily and intraday cash and collateral positions and it is policy to sufficiently stagger day-to-day funding requirements. For this purpose the Treasury function monitors all maturing cash flows along with expected changes in core business funding requirements.
The liquidity risk management function is delegated to CMRM, which bears the responsibility for liquidity risk stress testing and for the identification, measurement and monitoring of the liquidity risk position. For the measurement and monitoring of the actual liquidity position the focus is on the daily cash and collateral position. For stress testing purposes the liquidity risk positions are calculated in line with the regulatory reporting requirements for liquidity risk of the Dutch Central Bank. For this purpose ING Bank’s weekly and monthly liquidity positions are stress tested under a scenario that is a mix between a market event and an ING specific event. The resulting liquidity positions are corrected for liquidity surpluses in inconvertible currencies and in locations with restrictions on capital transfer.
Contingency liquidity risk
Contingency liquidity risk relates to the organization and planning for liquidity management in times of stress. Within ING a specific crisis team is responsible for the liquidity management in times of crisis. This crisis team consists of the CRO the CFO, the Directors of CMRM and Capital Management and all the main treasurers of both ING Bank and ING Insurance. Within ING it is policy to have adequate and up-to-date contingency funding plans in place throughout the organization. The main objective of ING’s contingency funding plans is to enable senior management to act effectively and efficiently at times of crisis. The contingency funding plans are established for addressing temporary and long-term liquidity disruptions caused by a general event in the market or an ING specific event. These plans ensure that all roles and responsibilities are clearly defined and all necessary management information is in place. The contingency funding plans are regularly tested both on consolidated and local level in order to be best prepared for potential liquidity risk issues.
ING INSURANCE
ING is engaged in selling a broad range of life and non-life insurance products. Risks from these products arise with respect to the adequacy of insurance premium rate levels and provisions for insurance liabilities and capital position, as well as uncertainty as to the future returns on investments of the insurance premiums. Risks are classified as insurance risk (actuarial and underwriting), market risk, credit risk, business risk and operational risk.
The responsibility for measurement and management of credit risk and operational risk resides with Corporate Credit Risk Management (CCRM) and Corporate Operational Information and Security Risk Management respectively. Corporate Insurance Risk Management (CIRM) is responsible for insurance (actuarial and underwriting) and market risk measurement and management, business risk measurement, as well as for ensuring that investment mandates adequately address credit portfolio risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Risk management governance
ING’s Insurance Risk Management (IRM) is organized along a functional line comprising three levels within the organization: the corporate, business line and business unit levels. As the General Manager of CIRM (Corporate IRM), the Chief Insurance Risk Officer (corporate CIRO) heads the functional line, reporting into the Corporate CRO. Each of the business lines and business units has a similar function headed by a Chief Insurance Risk Officer (business line and business unit CIRO). This layered, functional approach ensures consistent application of guidelines and procedures, regular reporting and appropriate communication vertically through the risk management function, as well as providing ongoing support for the business. The scope, roles, responsibilities and authorities of the risk management function at different levels are clearly described in an Insurance Risk Management Governance Framework to which all consolidated business units and business lines must adhere.
The objective of the insurance risk management function is to provide the business a sustainable competitive advantage by fully integrating risk management into the tactical daily business activities as well as ING’s broader business strategy. Insurance Risk Management accomplishes this through four core activities. First, the IRM function ensures that products and portfolios are structured, underwritten, priced, approved and managed appropriately in compliance with internal and external rules and guidelines. Second, IRM ensures that the ING Insurance risk profile is transparent and well understood by management and that it stays within delegated authorities, with a ‘no surprises’ approach to reporting and monitoring risks. Third, IRM ensures that both risk and reward are adequately considered in the development of business strategy, for example by supporting the planning and allocation of Economic Capital and limits during the strategic planning process. Finally, IRM ensures that these steps are understood by ING’s stakeholders, including shareholders, rating agencies, regulators and policy holders.
Risk management policies and tools
To ensure appropriate risk management, CIRM in close co-operation with the business line CIRO’s, has developed Standards of Practice providing guidelines and tools to manage risks. While these standards are principle based, they include mandatory requirements to which the business unit CIRO must comply.
A critical aspect of risk management is that all new products are designed, underwritten and priced appropriately. This is explicitly covered by the Standard of Practice for the Product Approval and Review Process (PARP). This standard includes requirements related to risk profile, traditional and value-oriented pricing metrics and targets and documentation. In addition for insurance and market risks, the requirements also refer to operational risk, legal and compliance risk etc. For these risks, the IRM network works together with the other, relevant risk departments. The PARP also includes requirements to assess sensitivities to changes in financial markets and insurance risk (e.g. mortality and claims development), as well as assessment of the administration and accounting aspects of the product.
Other standards prescribe quarterly insurance risk reporting, ALM procedures and reporting, actuarial and economic assumption setting, reserve adequacy testing and embedded value measurement and reporting, amongst others.
ING Insurance has developed an Economic Capital approach similar to that used within ING Bank as one of its core risk measurement tools. More details on the Economic Capital model are described below. In 2007, ING Insurance introduced ECAPS, a new intranet-based Economic Capital reporting system which is based on replicating portfolio techniques. The ECAPS system provides a well controlled and automated basis for Economic Capital and risk reporting, and greatly enhanced market risk analysis tools for business units and corporate reporting purposes. ECAPS relies on an innovative replicating portfolio methodology; CIRM expects this system to be the foundation of its internal fair value and solvency model, including the calculation of capital requirements following the introduction of Solvency II.
To further manage risk, ING Insurance has implemented several limit structures. Examples include but are not limited to the following:
•	Market Value at Risk (MVaR) limits provide the fundamental framework to manage the market and credit risks resulting from the Insurance operations’ asset / liability mismatch;

•	Credit risk concentration limits;

•	Mortality concentration limits;

•	Catastrophe and mortality exposure retention limits for its insurance risk; and

•	Investment and derivative guidelines.
More information on some of these limits is included in the sections below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Reserve adequacy
CIRM instructs and supervises all ING entities so as to make sure that the total insurance liabilities of ING Insurance (both reserves and capital) are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. This is done by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin, ensuring that the reserves remain adequate based on current assumptions.
ING’s policy for reserve adequacy testing is disclosed in the ‘Principles of valuation and determination of results’ section. As of December 31, 2007 (and December 31, 2006), reserves for ING’s life insurance businesses in aggregate are adequate at a 90% confidence level. All business lines are adequate on a stand alone basis at a 90% confidence level. Although the Asia/Pacific business line reserves were adequate as a whole at the end of 2007 at a 90% confidence level, there is a reserve inadequacy in Taiwan at the 90% confidence level. At the end of 2006 the inadequacy in Taiwan caused the reserves of the business line Asia/Pacific to be inadequate by EUR 1.0 billion.
Taiwan
As of December 31, 2007, the inadequacy for Taiwan is EUR 1.5 billion (2006: EUR 2.4 billion) based on a 90% confidence level, on a Taiwan reserve level (net of DAC and VOBA) of EUR 11.1 billion. The inadequacy results from a material exposure to a sustained low interest rate environment in Taiwan. This is due to long term interest rate guarantees of 6—8% embedded in the life and health contracts sold by the business until 2001. These long term interest rate guarantees together with the future anticipated premiums on these contracts (which have a present value of approximately EUR 15 billion) create a liability for the portfolio with an effective duration of approximately 32, compared to an asset duration of approximately 11. ING stopped selling these high guarantees in its Taiwan life insurance products since 2002.
The post 2001 business is adequate at a 90% confidence level, which partially compensates for the inadequacy related to the business sold until 2001. Furthermore, ING has over time strengthened reserves by EUR 828 million (2006: EUR 770 million) for this exposure and increased the internal capital allocation for this business.
The outcome of the reserve adequacy test for Taiwan is inherently uncertain given the use of various assumptions and the long term nature of the liability. The outcome can only be reliably estimated within broad ranges which are bound to vary significantly from period to period. The outcome of the test for Taiwan is especially sensitive to (changes in) interest rate assumptions. The reserve adequacy test at December 31, 2007 is based on the current 10-year swap rate in Taiwan at December 31, 2007 of 2.68% (2006: 2.21%), with the assumption that, in the long term, this swap rate will move to 5.75% (2006: 5.75%).
The Taiwan regulator currently allows mortality profits to be offset against losses from negative interest rate experience, thus eliminating the need to pay mortality dividends, and this practice is reflected in the reserve adequacy test.
ING INSURANCE RISK PROFILE
Economic Capital ING Insurance
The objective of the Economic Capital framework is to achieve an advanced risk and capital measurement and management structure that:
•	Covers all the risks in the business units and is applied consistently across all risks and business units;

•	Facilitates and encourages adequate risk and capital management, including the proper pricing of products and sound capital allocation decisions.
The ING Insurance Economic Capital model is described in more detail in the Model Disclosure section and is based on a 99.95% one year Value at Risk framework. It is important to note that since industry practice relating to Economic Capital is still evolving and moreover Solvency II standards are still under discussion ING Insurance models are expected to evolve as a result. Solvency II currently contemplates a 99.5% Value at Risk standard for internal models which is a lower risk threshold than used in ING’s model.
Economic Capital disclosures relating to ING Insurance include diversification benefits that arise within ING Insurance. The following table provides an Economic Capital break down by risk category with diversification benefits proportionally allocated to the risk types:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Economic capital break-down ING Insurance by risk category (1)

	2007	2006

Credit risk (including Transfer risk)	1,021	1,411
Market risk	15,258	14,555
Insurance risk	3,293	3,110
Non-financial risk (2)	3,627	3,334

Total insurance operations	23,199	22,410

(1)	The Economic Capital outcomes do not reflect any potential tax benefit resulting from the loss that occurs under the specified circumstances.

(2)	Non-financial risk includes operational risk as well as business risk (covering expense risk and lapse risk).
Total diversification across these risk types is 31% for 2007 (31% for 2006).
The overall Economic Capital and risk profile remained stable during 2007. The primary increase came from model corrections/refinements and the acquisition of pension business in Latin America. There were offsetting changes to the risk profile in various businesses, but the overall impact to the ING Insurance risk profile was not large. Credit risk decreased during 2007 primarily due to refinements to the credit risk Economic Capital model. The Economic Capital for ING Insurance is mostly related to market risks, both hedgeable and non-hedgeable.
The following table provides the Economic Capital breakdown by business line with diversification benefits proportionally allocated to the business lines.
Economic capital break-down by ING Insurance business line

	2007	2006

Insurance Americas	6,541	5,987
Insurance Asia/Pacific	7,033	7,463
Insurance Europe	5,890	5,942
Corporate Line Insurance (1)	3,735	3,018

Total insurance operations	23,199	22,410

(1)	Corporate Line includes funding activities at ING Insurance level, explicit internal transactions between business unit and Corporate Line, managed by Capital Management, and corporate reinsurance. The responsibility (and risk) of free assets located within the business line for which there is no explicit transfer via a Corporate Line transaction remain at the business unit level.
While the figures above are shown by business line, the diversification of risks across ING businesses is calculated across business units. Total diversification between ING Insurance’s business units and the Corporate Line Insurance is 33% for 2007 (36% in 2006).
The overall split of Economic Capital is roughly similar across all three business lines. Asia/Pacific has the largest Economic Capital due to the significant non-hedgeable interest rate and morbidity risks in Taiwan. Taiwan Economic Capital was in the range 65—75% of the Asia/Pacific total. The Economic Capital in the Americas and Europe is driven primarily by interest rate, credit spread, and equity risk. The corporate line risk relates mostly to foreign exchange translation risk related to the potential loss of market value surplus in non-Euro denominated business units and an internal-only transaction with Taiwan relating to interest rate and foreign exchange risks.
ING INSURANCE — MARKET RISKS
ING Insurance is exposed to market risk to the extent to which the market value of surplus can be adversely impacted due to movements in financial markets; these include interest rates, equity prices, implied volatilities of options, foreign exchange rates and real estate prices. Changes in financial market prices impact the market value of ING’s current asset portfolio and hedging derivatives directly as well as the calculated market value of ING’s insurance liabilities. The following table provides information on Economic Capital split by risk category:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Economic capital insurance market risks

	2007	2006

Interest rate	6,021	6,362
Credit Spread	1,012	1,098
Equity	3,357	2,512
Real Estate	669	480
Implied Volatility	2,091	2,154
Foreign Exchange	2,108	1,949

Total	15,258	14,555

Interest rate and equity risks are the largest market risks for ING Insurance. Interest rate risks are most significant in Taiwan, United States, and Europe. In all cases, the primary exposure is to falling interest rates. The equity risk relates to both direct and indirect exposure. Direct exposure relates to the holding of shares and is most significant for ING in the Netherlands. Indirect exposure relates to the potential loss of fee income from unit linked, variable annuity, and pension fund business across all regions. Direct exposure represents approximately 60—70% of the equity risk. The table shows a notable increase in equity risk during 2007, but this is related to improved modelling of risk during 2007 and not in material changes to actual risk taking.
Credit spread risk relates to potential increases in credit spreads from investments in fixed income securities. ING Insurance does not adjust the market value of liabilities for credit spread widening. Real estate risk exists mostly in the Netherlands and relates in a large part to direct real estate investments. Implied volatility risk is the risk that market values of assets or liabilities change due to movements in market option prices. In general, ING is exposed to increases in implied volatility as the guarantees provided to customers become more expensive. Foreign exchange risk is small in the business units accordingly most of the exposure relates to the risk of change in the market value surplus of non-euro businesses.
ING has implemented Market Value at Risk (MVaR) limits to manage the market and credit risks resulting from its global Insurance operations. On at least an annual basis, ALCO Insurance sets an aggregate MVaR limit for ING Group Insurance and sub-limits for each of the business lines, which are ultimately allocated to the business units. The MVaR limit is measured in a manner consistent with the Economic Capital measure, i.e. based on a 99.95% confidence level over a one-year horizon.
These limits are managed by ALCO Insurance at the relevant organisational level. The Group Insurance ALCO determines the aggregate limit and ensures that the Group stays within the limit and allocates the sub-limits to business lines, with similar roles for the business line and business unit ALCOs. Limit breaches by business lines are reported to ALCO Insurance and resolved in accordance with policy within the next quarter.
CIRM consolidates and monitors the MVaR exposures of the business lines including diversification effects on a quarterly basis. Together with ING Capital Management, MVaR is managed within the limits. In 2007 and 2006 there were no breaches of the overall ING Insurance MVaR limit.
Complementing Economic Capital, which is based on a market value analysis, ING Insurance also measures risk based on accounting earnings. More specifically, using scenario analysis, ING Insurance measures the potential sensitivity of realized pre tax earnings of the insurance operations to an increase/decrease of different risk factors over a full year. These earnings sensitivities are used as input into the ING Group Earnings at Risk measure, where these sensitivities are fully diversified with the Bank. Interpretation of the underlying earnings sensitivities must be done individually as ING does not assume that all of the scenarios presented below will happen concurrently.
Earnings sensitivities are defined based on a shock scenario at the 90% confidence level on pre tax accounting earnings, projected one year forward from the calculation date. Therefore the table below provides earnings sensitivities to an instantaneous shock at the 90% confidence level projected through to December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Earnings sensitivities for Insurance market risks

	2007	2006
Interest rate (1% up)	(161)	(166)
Interest rate (1% down)	125	172
Equity (15% down)	(613)	(262)
Real Estate (8% down)	(570)	(553)
Foreign Exchange (10% worst case)	(338)	(359)
Note:The table above includes similar sensitivities to the 2006 risk management section, but the figures represent different impacts than in 2006.
Specifically, the figures include fully forward looking twelve month sensitivities, have different shock percentages, and are pre-tax. In addition, the interest rate risk sensitivities for 2006 and 2007 reflect the change in accounting policy for evaluating reserve adequacy at the business line level.
The table above presents figures before diversification between risks. For interest rate risk, we present the effect of a parallel shock of 1% across all regions and take the sum of the shocks. For the Japan and Taiwan businesses, a shock of 0.5% is applied since these businesses operate in a lower interest rate environment. Foreign exchange risk includes the sum of both local business currency risk plus translation risk for earnings of non-Euro business units.
The table shows that real estate fluctuations can have a relatively large impact on earnings since all price volatility is fully reflected in earnings for real estate investments. The impact on earnings of interest rates and equity price changes are normally lower than the economic and shareholder’s equity impact given current accounting rules. The sensitivity results do reflect the impacts of asymmetric accounting whereby the hedges must be marked-to-market through the earnings while the liability value is not.
The increase in earnings at risk from a 15% downward equity shock is mostly due to four factors:
•	Potential impairments of individual direct holdings;

•	Improved modelling of DAC/VOBA impacts for US business units;

•	Refined modelling of earnings sensitivities for the Japan SPVA hedging program;

•	These are offset by the market value change from put options held at the Corporate Line Insurance.
ING INSURANCE — INSURANCE RISKS
General
Actuarial and underwriting risks are risks such as mortality, longevity, morbidity, adverse motor or home claims development, etc., which result from the pricing and acceptance of insurance contracts. In general, these risks cannot be hedged directly in the financial markets and tend to be mitigated by diversification across large portfolios. They are therefore primarily managed at the contract level through standard underwriting policies, product design requirements as set by ING’s IRM function, independent product approval processes and risk limitations related to insurance policy terms and conditions with the client.
Measurement
For portfolio risks which are not mitigated by diversification, the risks are managed primarily through concentration and exposure limits and through reinsurance and/or securitization. Aggregate portfolio level limits and risk tolerance levels are set in reference to potential losses stemming from adverse claims in ING’s insurance portfolios which are reviewed annually by the ING Group Executive Board. ING Group has established actuarial and underwriting risk tolerance levels in specific areas of its insurance operations as described below. For non-life insurance, risk tolerance levels are set by line of business for catastrophic events (e.g. natural perils such as storms, earthquakes and floods) and for individual risks.
For the main non-life units (in the Benelux, Canada, Mexico) the risk tolerance for property and casualty (P&C) business is generally set at 2.5% of the Group’s after-tax earnings. For 2007, this translated into an aggregated (pre-tax) risk tolerance level of EUR 235 million (2006: EUR 190 million). The aggregate risk tolerance limit relating to events was translated into separate risk tolerance levels for Mexico and the Benelux respectively (in 2007 EUR 235 million each). For Canada the pre-tax risk tolerance level is set at EUR 214 million (derived from the above EUR 235 million but allowing for outside interests) (2006: EUR 169 million). For motor business a sub-limit of EUR 10 million is applied (2006: EUR 7.5 million).
In order to determine how much reinsurance protection is required in each of the regions, these risk tolerance limits are compared to the estimated maximum probable loss resulting from catastrophic events with a 1 in 250 return period which is in line with industry practice. the maximum probable loss

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
estimates for Fire business are based on risk assessment models that are widely accepted in the industry.
For the smaller non-life units, the (pre-tax) risk tolerance level for catastrophe related events for 2007 was set at EUR 5 million (2006: EUR 5 million) per event per business unit.
With respect to life business, ING Group’s (pre-tax) risk tolerance level for 2007 was set at EUR 22 million (2006: EUR 22 million) per insured life for mortality risk. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For potential losses, resulting from significant mortality events (e.g. pandemics or events affecting life insurance contracts involving multiple lives), ING applies a separate risk tolerance level which equalled EUR 750 million in 2007 (2006: EUR 750 million). ING continues to model the possible impact of pandemics based on studies published by respected international organizations.
Overall exposures and concentrations are actively managed within limits and risk tolerance levels through the purchase of external reinsurance from approved reinsurers in accordance with ING’s reinsurance credit risk policy. Particularly for the property and casualty portfolio, ING purchases protection which substantially mitigates ING’s exposure due to natural catastrophes. In addition, ING believes that the credit risks to which it is exposed under reinsurance contracts are minor, with exposures being monitored regularly and limited by a reinsurance credit risk policy.
Regarding catastrophic losses arising from events such as terrorism, ING believes that it is not possible to develop models that support inclusion of such events in underwriting in a reliable manner. The very high uncertainty in both the frequency and severity of these events makes them, in ING’s opinion, uninsurable. For the non-life business, losses that result from these events are generally not covered unless required by law. In various countries industry pools have been established to mitigate the terrorism risk to which the individual insurers are nevertheless still exposed. ING participates in such pools.
The following table provides an overview of the Economic Capital for insurance risks, split into mortality risk, morbidity risk and risk related to P&C products:
Economic Capital Insurance risks

	2007	2006

Mortality	803	738
Morbidity	2,141	2,116
P&C	349	256

Total	3,293	3,110

The largest exposure is for morbidity risk and is the risk, mostly in Taiwan, of future health claims exceeding current best estimate actuarial assumptions. In Taiwan, ING has a legacy block of guaranteed premium health riders that provide benefits for 30—60 years into the future. The mortality risk relates to the potential for increasing deaths (life risk) or decreasing deaths (longevity risk). This risk relates to a potential mortality catastrophe or to changes in long term mortality rates. As noted, ING manages these risks via limits and external reinsurance. Finally, property and casualty risk exists primarily in Canada, Mexico, and the Benelux. The increase in P&C Economic Capital during 2007 is mostly due to an improvement in the correlation model between P&C risks and not increased risk taking.
Through scenario analyses, ING Insurance measures the sensitivity of pre tax earnings of the insurance operations to an increase/decrease of the insurance risk factors over a one year period. These changes to earnings can relate to realized claims or any other profit item that would be affected by these factors. ING assumes that not all the shifts presented below will happen at the same time.
Earnings sensitivities are defined based on a shock scenario at the 90% confidence level on pre-tax accounting earnings, projected one year forward from the calculation. Therefore the table below provides earnings sensitivities to an instantaneous shock at the 90% confidence level projected through to December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Earnings sensitivities for Insurance risks

	2007	2006
Mortality	(54)	(60)
Morbidity	(124)	(147)
P&C	(132)	(107)
The table above presents figures after diversification between insurance risks and diversification across business units of ING Insurance. The largest earnings sensitivity relates to health claims in The Netherlands, Greece, and Asia and P&C claims in the Benelux, Canada, and Mexico. The increase in P&C earnings sensitivities in 2007 is mostly due to an improvement in the correlation model between P&C risks within Canada.
ING INSURANCE — CREDIT RISKS
The credit risks in the general accounts portfolio within ING Insurance are subject to the same principles, policies, definitions and measurement as those of the banking operations. The credit risks are measured and monitored by Corporate Credit Risk Management (CCRM) as well as local credit risk managers within the various locations were credit risk is taken within ING Insurance and ING Investment Management. Within ING Insurance, the goal is to maintain a low risk, well diversified credit risk portfolio that meets or exceeds market based benchmark returns.
ING Insurance’s credit exposure arises from the investment of insurance premiums into assets subject to credit risk, largely in the form of unsecured bond investments, and smaller amounts of residential mortgages and structured finance products. In addition, credit exposure also arises from derivatives, sell/repurchase transactions, securities lending/borrowing and reinsurance contracts used to hedge the portfolio. ING Insurance has a policy of maintaining a high quality investment grade portfolio.
Overall portfolio credit risk limits are established and integrated into investment mandates by ALCO Insurance based on asset or investment category and risk classes. Individual issuer limits are determined based on the obligor’s rating. These limits are managed by the region where the parent company is domiciled but may be sub-allocated to regional or local portfolios. In addition, each Insurance company has one or more investment mandates that may differ by insurance portfolio specify credit risk appetite by issuer type and quality.
The credit risk classification of issuers, debtors and counterparties within the Insurance companies’ credit risk portfolios continues its transition for aligning the methodology to that which is used by the banking operations. Similar to ING Bank, ING Insurance uses risk classes which are calibrated to the probability of default of the underlying issuer, debtor or counterparty. These ratings are defined based upon the quality of the issuer in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.
Risk classes: ING Insurance portfolio, as % of total outstandings

	Insurance Americas		Insurance Europe		Insurance Asia/Pacific		ING Insurance
	2007	2006	2007	2006	2007	2006	2007	2006
1 (AAA)	27.9%	26.9%	28.8%	27.8%	10.7%	12.1%	25.5%	25.1%
2-4 (AA)	18.5%	21.8%	26.9%	19.8%	37.3%	33.4%	24.6%	22.6%
5-7 (A)	22.3%	20.0%	21.7%	20.5%	32.8%	32.4%	23.8%	22.0%
8-10 (BBB)	18.4%	19.7%	11.1%	14.6%	6.9%	7.9%	13.9%	15.8%
11-13 (BB)	2.9%	7.0%	10.0%	15.7%	3.4%	4.1%	5.5%	10.3%
14-16 (B)	5.0%	4.6%	1.0%	1.2%	6.1%	10.1%	3.7%	4.0%
17-22 (CCC & Problem Grade)	5.0%	0.0%	0.5%	0.4%	2.8%	0.0%	3.0%	0.2%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The increase in Problem Grade assets and investments at the Insurance operations is a direct result of the change in treatment of investments which have not been internally or externally rated, which is often the case for equity investments, mutual fund investments and reinsurance contracts. Previously, these assets received a rating of 13 (BB—). However, in line with the ING Group policy to treat unrated assets similar to ING Bank, they now receive a rating of 17. As a result of the sale of the Nationale Nederlanden Hypotheek Bedrijf (NNHB, residential mortgages) to ING Bank and parts of the Belgian insurance business, there was a corresponding improvement in the rating quality of Insurance Europe investments away from BBB and BB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Risk concentration: ING Insurance portfolio, by economic sector

								Total
	Insurance Americas		Insurance Europe		Insurance Asia/Pacific		ING Insurance
	2007	2006	2007	2006	2007	2006	2007	2006
Construction, infrastructure and Real Estate	9.3%	9.9%	2.3%	2.4%	2.5%	2.2%	5.7%	5.6%
Financial Institutions	63.5%	61.0%	28.0%	25.4%	33.0%	29.9%	45.7%	41.3%
Private Individuals	3.5%	3.4%	13.9%	22.1%	7.8%	9.1%	7.9%	12.1%
Public Administration	2.5%	3.4%	36.8%	33.4%	41.3%	40.0%	21.2%	21.4%
Utilities	4.0%	4.0%	1.4%	1.7%	2.9%	3.0%	2.9%	2.9%
Food, Beverages and Personal Care	1.9%	1.9%	4.1%	3.8%	0.6%	0.7%	2.5%	2.5%
Natural Resources	3.5%	3.3%	1.1%	0.9%	1.4%	0.7%	2.3%	1.9%
Other	11.8%	13.1%	12.4%	10.3%	10.5%	14.4%	11.8%	12.3%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The sale of the Nationale Nederlanden Hypotheek Bedrijf (NNHB residential mortgages) to ING Bank is the reason for the reduction in the concentration to Private Individuals in Europe. There were no other significant shifts in the portfolio concentration. All other industries not shown in the table above have less than 2.0% concentrations.
Largest economic exposures: ING Insurance portfolio, by country (1)

					Insurance			Total
	Insurance Americas		Insurance Europe		Asia/ Pacific		ING Insurance
amounts in billions of euros	2007	2006	2007	2006	2007	2006	2007	2006
United States	56.2	57.4	1.7	2.0	2.3	2.3	60.2	61.7
Netherlands	0.7	0.7	22.0	34.2	0.3	0.5	23.0	35.4
Taiwan					7.3	6.9	7.3	6.9
Italy	0.3	0.3	6.4	7.5	0.2	0.1	6.9	7.9
France	0.4	0.4	5.9	5.6	0.5	0.5	6.8	6.5
Germany	0.3	0.2	6.1	6.6	0.3	0.3	6.7	7.1
South Korea	0.1				6.6	5.4	6.7	5.4
Canada	6.0	6.3	0.1	0.3			6.1	6.6
United Kingdom	1.9	1.6	3.1	3.6	0.4	0.3	5.4	5.5

(1)	Only covers total exposures in excess of EUR 5 billion, including intercompany with ING Bank.
The portfolio in The Netherlands decreased principally due to the sale of Nationale Nederlanden Hypotheek Bedrijf (NNHB residential mortgages) to ING Bank. The decrease in Italy resulted from a reduction of ING’s position in government bonds. Exposure to Spain amounted to EUR 5.2 billion in 2006, but decreased below the EUR 5 billion threshold in 2007. There were no other significant shifts in the portfolio concentration.
COMPLIANCE AND OPERATIONAL RISKS
ING believes that good compliance management is in the best interest of its customers, shareholders and staff, and is important for the way ING does business. Complementary to this, effective control and management of operational risks leads to more stable business processes and lower operational risk costs.
Acting with integrity and preserving ING’s reputation is of paramount importance. Complying with relevant laws, regulations and ethical and internal standards, in both letter and spirit, is a prerequisite for this. Reputation risk is defined as the current and prospective impact on earnings and capital arising from negative public opinion. This may affect the ability to establish new relationships or services or continue servicing existing relationships. This risk may also expose an institution to litigation, financial loss, or a decline in its customer base. Managing reputation risk is therefore an essential part of ING’s business strategy, taking into account all stakeholders, whose perception of ING determines its reputation. Risks or uncertainties, both positive and negative, are carefully managed, as reputation risk does not exist in isolation — rather, all risks may impact on reputation.
Within ING everything centres on people and trust. ING’s Executive Board and Senior Management share a clear vision of reputation management that goes well beyond the compliance and operational risk functions itself and drives the process of delivering on that vision. ING therefore expects the highest levels of personal conduct and integrity from all its employees and managers in order to safeguard its reputation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
COMPLIANCE RISK
Compliance risk is defined as the risk of damage to ING’s reputation as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies and procedures or ethical standards. In addition to reputation damage, failure to effectively manage compliance risk can expose financial institutions to fines, civil and criminal penalties, payment of damages, court orders and suspension or revocation of licenses. A failure (or perceived failure) can adversely impact customers, staff and shareholders of ING.
Compliance management is fundamental to driving value. The pursuit of long term business sustainability requires proper conduct of business activities in accordance with the high ethical standards of ING’s Business Principles. These principles not only reflect laws and regulations, but are also based on ING’s core values: integrity, entrepreneurship, professionalism, responsiveness and teamwork.
Clear and accessible policies and procedures are embedded in ING business processes in all business lines. An infrastructure is in place to enable management to track current and emerging compliance issues and to communicate these to internal and external stakeholders. A comprehensive system of internal controls and audit creates an environment of continuous improvement in managing compliance risk. ING understands that good compliance involves understanding and delivering on the expectations of customers and other stakeholders, thereby improving the quality of key relationships based on honesty, integrity and fairness.
The Scope of the Compliance function
The Compliance function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry and which are issued by legislative and regulatory bodies relevant to ING’s businesses, or by ING Group Compliance. The Compliance function actively educates and supports the business in managing areas such as anti-money laundering, counter-terrorist financing, conflicts of interest management, sales and trading conduct and Customer interest and protection.
The following Compliance risk areas have been defined and highlighted for particular attention:
•	Client related integrity risk; this includes Financial Economic Crime — money laundering, terrorist financing, other external crime and fraud. Following Customer and Business Partner Due Diligence processes and monitoring business transactions are key contributors to how this risk is managed;

•	Personal conduct related integrity risk; this includes market abuse and personal insider trading. Business principles and (local) codes of conduct and specific policies on outside positions by ING officers, inducements, including gifts and entertainment assist with management of these risks;

•	Financial services conduct related integrity risk; the primary focus of this area of compliance risk is on marketing, sales and trading conduct, conduct of advisory business, transparency of product offerings, customer interest and protection. To assist with management of these risks ING has complaint handling processes, internal standards with respect to new product approval and product review and policies for data protection and privacy;

•	Organizational conduct related integrity risk covers; conflicts of interest, anti-trust and relationships with third parties and intermediaries. Policies and measures in place to manage this risk include conflicts of interest policies and procedures including Chinese Walls, regulatory registration requirements and outsourcing and Merger and Acquisition policies and due diligence processes.
ING has a Whistleblower Policy and procedure which encourages staff to speak up if they know of or suspect a breach of external regulations or internal policies or business principles. The Whistleblower Policy ensures that staff is protected when raising issues.
ING’s global operations include business activities throughout the world, with subsidiaries and branches in many countries. Compliance activities in ING’s businesses consequently embrace or relate to various legal and regulatory requirements, as well as a variety of business and commercial needs.
The organization of Compliance
The Chief Compliance Officer (Group Compliance) reports directly to the CRO and is responsible for developing and establishing the company-wide Compliance Policy. The Chief Compliance Officer also establishes and approves the minimum standards for Compliance and assists and supports the Executive Board in managing ING’s Compliance risks. The Compliance function is organized along functional reporting lines.
The Group Compliance function comprises Corporate Compliance and Business Line Compliance. Corporate Compliance is responsible for developing and communicating ING’s global compliance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
framework, policies and guidance for key areas of Compliance risk and provides advice to Business Line Compliance staff on Group policy matters.
ING uses a layered functional approach within Business Line Compliance to ensure systematic and consistent implementation of the company-wide Compliance Policy, minimum standards and the Compliance Framework. The local Compliance Officer has the responsibility to assist local management in managing compliance risk within that business unit. The regional or division Compliance Officer has a supervisory role in the compliance risk management process and manages and supervises all functional activities of the Compliance Officers in the respective region or division. The business line Compliance Officers perform this task for each respective business line and also provide leadership and overall direction to the regional or division Compliance Officers.
To avoid potential conflicts of interests, it is imperative that the Compliance Officer is impartial and objective when advising business management on compliance matters in their business unit, region, division or business line. To facilitate this, a strong functional reporting line to the next higher level Compliance Officer is in place. The functional reporting line has clear accountabilities around objective setting remuneration, performance management, and the appointment of new Compliance staff.
Compliance Management Policies and Tools
The responsibility of the Compliance Function is to proactively:
•	Identify, assess and monitor the compliance risks faced by ING;

•	Assist, support and advise management in fulfilling its compliance responsibilities;

•	Advise any employee or officer with respect to their (personal) compliance obligations.
To ensure robust compliance risk management, Corporate Compliance, in close cooperation with business line Compliance and the business operations, has developed policies, processes and tools to assist with management of compliance risks. This set of compliance risk management processes and tools consists of the following components:
•	Compliance chart (outlining the local scope of compliance in terms of laws, regulations and standards);

•	Compliance risk identification and assessment;

•	Compliance risk mitigation, (including implementation of standards, procedures and guidelines);

•	Compliance risk monitoring (adherence to the Compliance Policy, its minimum standards and applicable legal and regulatory standards; quarterly reporting);

•	Incident management;

•	Training and education;

•	Action tracking;

•	Provision of compliance advice;

•	Compliance governance.
Developments in 2007
Financial institutions continue to experience close scrutiny by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and Insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money-laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or perceived failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, However, ING’s primary focus is to support these objectives as good business practice through Business Principles and group policies.
ING Bank N.V. has been in discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, US and other authorities. These discussions prompted ING Bank N.V. to engage in a review regarding transactions involving sanctioned parties. In connection with this review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank also remains in discussions with authorities in the US and in other jurisdictions concerning these matters, and it is not possible to predict at this time the outcome thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
One of the key priorities in 2007 was to work closely with business management to further embed the company-wide Financial Economic Crime policy. An enhanced Financial Economic Crime policy has been rolled out globally, requiring the implementation of strict Know Your Customer and Customer Due Diligence programs as well as the use of technology for the screening of customers and transactions.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives, ING Bank N.V. has closed its representative office in Cuba. The Netherlands Caribbean Bank, which is now a 100% ING subsidiary, is being liquidated. In addition, ING has concluded that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING will not enter into new relationships with clients from these countries while a process has started to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba.
In addition a dedicated Sanctions Desk was established within Corporate Compliance in 2007 to help the businesses cope with the increasing amount of regulation and sanctions, such as the EU, UN and US Regulations on money laundering and terrorist financing and sanctions.
Also in 2007 ING continued to increase knowledge and understanding of compliance among its employees. The Executive Board stressed that ING’s strategy of sustainable, profitable growth can only be achieved along with effective compliance management. Compliance support teams have been established to help business lines embed compliance within their activities and extensive programs have been initiated to increase compliance knowledge and understanding. These teams serve as a channel for education, coaching, communication and sharing good compliance practices.
The capability and capacity of the Corporate Compliance function have been increased, including a staff increase of 55% and the creation of a central team focusing on Financial Economic Crime and anti-money laundering policies and procedures.
A Compliance Programme Office was set up to support ING’s continuing focus on building a culture where compliance is an integral part of ‘how business is done’. To increase compliance awareness, a global communication programme was set up commencing with strong messages from the Executive Board.
OPERATIONAL RISKS
Effective operational risk management leads to more stable business processes and lower operational risk costs. The operational risk management function comprises operational, information and security risks.
This is done by raising operational risk awareness, increasing transparency, improving early warning information and allocating risk ownership and responsibilities. It is the responsibility of group and local Operational Information and Security Risk Management (OISRM) to support general management in managing operational information and security risk (hereafter referred to as operational risk).
Risk management governance
ING OISRM is organized along a functional line comprising three levels within the organization: the corporate, business line and business unit levels. The General Manager of COISRM (Corporate OISRM) heads the functional line, reporting to the CRO. Each business unit has an OISRM manager that reports to the business line head of OISRM. This layered, functional approach ensures consistent application of guidelines and procedures, regular reporting and appropriate communication as well as the ongoing support for the business. The governance structure is implemented according to the Basel II requirements. The mandate, roles and responsibilities at different levels are clearly described in the OISRM policy house.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Explanation of risk types
ING has defined operational risk as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss as well as legal risk; whereas strategic risks are not included. The following eight risk categories are recognized:
•	Control risk is the risk on loss due to non-compliance with business policies or guidelines;

•	Unauthorized activity risk is the risk on loss caused by unauthorized employee trading, approvals or overstepping of authority;

•	Processing risk is the risk on loss due to unintentional human error during (transaction) processing;

•	Employment practice and workplace safety risk is the risk of loss due to acts inconsistent with employment, health or safety laws, or agreements, from payment of personal injury claims, or from diversity /discrimination events;

•	Personal and physical security risk is the risk of criminal and environmental threats that might endanger the safety of ING personnel within ING locations and ING assets or might have an impact on the ING organization;

•	IT risk is the risk of loss due to inadequate data or information security of systems;

•	Crisis management and Business Continuity Planning/Disaster Recovery Planning risk is the risk of loss due to external events (e.g. natural disasters, criminal activity and terrorist attacks) leading to a situation that threatens the safety of people within ING or the continuity of business conducted;

•	Internal and external fraud risk is the risk of losses due to acts of a type intended to defraud, misappropriate property or circumvent regulations or the law.
During 2007 ING introduced internally the non-financial risk dashboard to provide integrated risk information on compliance, operational, information and security risk using a consistent approach and risk language. Besides the above mentioned risk categories the non-financial risk dashboard distinguishes compliance risk; i.e. the risk that ING does not comply with laws, regulations, standards and expectations, which can result in suspension or revocation of its licenses, cease and desist orders, fines civil penalties or other disciplinary action which could materially harm ING’s results of operations and financial condition.
Management
ING has developed a comprehensive framework supporting the process of identifying, measuring and monitoring operational, information and security risks.

Risk Management Processes	Examples of risk management tools

Risk Governance	- Operational Risk Committee
- Compliance program
- Product Approval process
- Risk awareness training

Risk Identification	- Risk and Control Self Assessments
- Risk Awareness Programs
- Fraud detection

Risk Measurement	- Incidents Reporting and Analysis
- RAROC
- Quality of Control Scorecards

Risk Monitoring	- Audit Findings Action Tracking
- Key Risk Indicator Reporting
- Operational risk dashboard

Risk Mitigation	- (Information) Security plans and implementation
- Crisis management planning
- Personal and physical security planning
ING promotes effective management of operational, information and security risk by requiring business units to demonstrate that the appropriate steps have been taken to control operational risk. ING applies scorecards to measure the quality of operational, information and security risk processes within a business. Scoring is based on the ability to demonstrate that the required risk management processes are in place with the business units. The scorecards indicate the level of control with the business units. The scoring results in a decrease or increase of the risk capitals, depending on both the maturity of implemented operational, information and security risk and the control measures taken.
The overall scorecard outcome showed that ING Group satisfies the Basel II requirements in embedding the risk management framework.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Personal and physical security
ING has established policies on Personal and Physical Security. Entities need to ensure that all policy requirements are maintained. The ING Corporate Physical Security policy and minimum determine functional requirements about the areas of physical access security, theft protection, fire protection, cash and valuables protection, utilities and infrastructure protection and supporting security devices. Security plans per location are based on a risk assessment. All (major) ING assets (e.g. premises, information, equipment and valuables) must have a nominated asset-owner, which is accountable for the adequate protection of its entrusted ING asset. Each ING location has to be divided into classified security zones (compartmentalization) to locate classified assets. Each ING entity must have an appointed physical security manager who is accountable for the implementation of physical security within its location(s).
The corporate policy on Personal Security states how ING’s employees should be protected against exposure to the risks or the consequences of criminal and environmental threats. The policy includes minimum standards and some guidelines on business travelling (travel, accommodation and lodging), expatriates (e.g. selection process and accommodation), events by ING and projects in order to create and maintain a safe and secure environment for ING staff and visitors within ING locations and the availability, integrity and reliability of ING assets within and outside ING locations.
Crisis Management
Crisis management includes the process to detect, assess, solve and evaluate a crisis. The ING Crisis Management policy provides a cohesive overview of crisis management governance in relation to crisis management officer roles and responsibilities across the whole of ING Group. It does not address roles associated with ING customers or other third parties however.
The policy has prescribed requirements around planning and testing of crisis management organization, crisis communication, building evacuation, emergency actions and business continuity and disaster recovery.
Information security
The OISRM function operates with the mission of ensuring the confidentiality, integrity and availability of information and associated information processing assets through the disciplined used of risk management practices. The OISRM function is comprised of information security specialists within all Business Units and Business Lines, and is coordinated overall at the ING Group level.
The OISRM function has defined a comprehensive suite of policies, standards and guidelines, and compliance is measured and monitored on a regular basis.
The OISRM function actively measures and monitors information risk within the key risk areas noted below. The result of this process is used by ING Business Units to budget, plan, and implement appropriate risk mitigation actions.
Measurement
The operational risk measurement model uses both external and internal loss data (exceeding EUR 1 million) within an actuarial model. The model is adjusted for the scorecard results, taking into account the specific quality of internal control in a business line and the occurrence of large incidents (‘bonus/malus’). This provides an incentive to business unit management to better manage operational risk. The outcome is periodically challenged and benchmarked. The capital calculation model meets industry standards.
ING is member of the Operational Risk data eXchange Association (ORX), the world’s leading operational risk loss data consortium for the financial services industry. In order to protect ING against financial consequences of uncertain operational events ING has acquired insurance policies issued by third-party insurers, with world-wide cover for (Computer) Crime, Professional Liability, Directors and Officers Liability, Employment Practices Liability and Fiduciary Liability. The portion of the risks that ING retains is of a similar magnitude to the risk retained for casualty business-related catastrophe exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Developments in 2007:
•	In 2007 ING obtained DNB’s approval to implement the advanced measurement approach for the operational risk capital calculation. ING has applied the AMA calculation as of January 1, 2008. Local implementation of Basel II is supported by the corporate OISRM function;

•	The adjusted scorecard approach monitors the compliancy with the Compliance and OISRM framework and its controls while taking the maturity of the business units into account;

•	The Anti-fraud Policy has been further upgraded. Defined measures include anti-fraud training, pre-employment screening, additional organizational controls, automated detection as well as reporting and response procedures. OISRM Policy house has been refreshed and reflects all OISRM policies;

•	A powersupply issue in one of the datacentres (in the Netherlands) has prompted ING to accelerate an improvement programme for the business continuity and disaster recovery capability and platform security of its datacenters.

•	The Non-Financial risk dashboard has been introduced and piloted;

•	The integration of the operational, information and security functions at all levels within ING has lead to an organization which consists of around 900 FTE’s at the end of 2007.
MODEL DISCLOSURES
The risk profile of ING Group, as described in the Risk Management Section is captured by three key risk metrics:
•	Earning at Risk;

•	Capital at Risk;

•	Economic Capital.
The analyses set out in the risk management section provide a valuable guide to investors as to the risk profile of ING Group. Users of the information should bear in mind that the analyses provided are forward looking measures that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business, ING Group continues to develop, recalibrate and refine the various models that support risk metrics, which may result in changes to the risk metrics as disclosed.
This model disclosure section explains the models applied in deriving these three metrics. The methodology to derive the Earnings at Risk and Capital at Risk metrics, as presented in the ING Group risk dashboard, is described first. Thereafter, the methodologies used to determine Economic Capital for ING Bank, ING Insurance and ING Group are described.
MODEL VALIDATION
In 2007 all risk models used for the Economic Capital Bank calculations and the ING Group risk dashboard have been reviewed and validated by the internal Model Validation department. The review of the models underlying Economic Capital for ING Insurance is planned for 2008.
The ING Bank Economic Capital calculation is also used as part of the Basel II pillar 2 Supervisory Review and Evaluation Process (SREP) that is regularly performed by the Dutch Central Bank.
EARNINGS AND CAPITAL RISK
Earnings at Risk
Earnings at Risk (EaR) measures the potential reduction in accounting earnings over the next year relative to expected accounting earnings. EaR is measured using a 90% confidence level (i.e. ‘1 in 10’ stress scenario). Discretionary Management interventions are not explicitly modelled unless their measurement can be based on historical performance tracking (e.g. regular or planned actions). It should be noted that the 90% confidence level used for EaR is not an absolute requirement, but regarded as a general guideline. For each major risk types the earnings sensitivities are calculated based on existing best-practice e.g. 1% instantaneous shock to interest rates. To reflect bottom-line accounting earnings as close as possible in EaR measurement the amount is compared to the forecast earnings to determine risk appetite levels, e.g. The ING Bank credit risk component of EaR bank is adjusted for forecast risk costs (addition to Loan Loss Provision).
Capital at Risk
The Capital at Risk (CaR) measures the potential reduction of the net asset value (based on fair values) over the next year relative to expected value. CaR is measured using a 90% confidence level (i.e. ‘1 in 10’ stress scenario). Discretionary Management interventions are not explicitly modelled unless their measurement can be based on historical performance tracking (e.g. regular or planned actions).
Economic value is defined as the marked-to-market net asset value (assets less liabilities). For each major risk type the value sensitivities are calculated based on the existing Economic Capital

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
methodology, applying the 90% confidence level. CaR risk appetite is measured against available financial resources.
Aggregation model risk dashboard
To derive the Earnings at Risk and Capital at Risk figures at an ING Group level, the underlying risk inputs from the ING Bank and ING Insurance business units are aggregated bottom-up, using a combination of the ‘variance-covariance’ method and Monte Carlo simulation. For aggregation up to Group level, two sets of correlation assumptions are required, namely the Bank-Insurance correlations per risk type and inter-risk correlations.
The basic data input for the group risk dashboard is provided along 13 major risk types (e.g. equity risk Europe; see table below) and diversified within ING Bank or ING Insurance.
The first aggregation step is between ING Bank and ING Insurance for each major risk type. All risk capitals, except for credit risk that is already aggregated for ING Bank and ING Insurance are delivered on a standalone basis for ING Bank and ING Insurance. These risk capitals are aggregated between ING Bank and ING Insurance using a variance-covariance approach. Depending on the accounting treatment the Bank — Insurance correlation factors used for EaR may differ from CaR correlation factors (e.g. for interest rate risk). The result of this aggregation step are Group diversified EaR and CaR figures for each major risk type.
Major risk types distinguished

Risk type	Distribution used
Credit and transfer risk (2)	KMV distribution
Market risk (8)	Normal distribution
— Interest rate risk Europe, Asia and America
— Equity risk Europe, Asia and America
— FX risk
— Real estate risk
Insurance risk (1)	Normal distribution
Business risk (1)	Normal distribution
Operational risk (1)	Empirical distribution
(Note numbers in parentheses indicates the number of risk types distinguished (total of 13)
A second aggregation step exists between these major risk types at an ING Group level. The Group diversified EaR and CaR figure for each major risk type are aggregated using a Monte Carlo simulation in combination with an inter-risk correlation matrix to obtain the overall EaR and CaR figures for ING Group. The outcomes of the simulation represent the potential losses arising from the major risk types, which are summed together to derive the aggregate potential losses. The diversified Group EaR or CaR is then calculated as the 90th percentile of the simulated aggregate potential losses.
Principal assumptions of EaR and CaR measurement
CaR and EaR figures should always be viewed in the context of principal assumptions made to enable both comparability and updated measurement of ING Group risk profile:
•	Risk dynamics are based on historic observation; historical events are used as a proxy for future risk estimates e.g. price changes, defaults, dependencies of markets;

•	Point-in-time risk profile of in-force business is presented; in general risk measurement does not include future volumes and margins;

•	Discretionary Management interventions are not explicitly modelled unless their measurement can be based on historical performance tracking (e.g. regular or planned actions);

•	Correlation factors between risk types used for diversification are based on best estimate assumptions supported by statistical analysis of historical data, ING risk expert judgement, external benchmark study and common logic;

•	Behavioural assumptions for clients are included in risk measurement where applicable e.g. variable savings, embedded mortgage options or lapse ratios.
Reporting Framework
All data for each risk type and business line, as well as the empirical Group risk distributions, are uploaded to a web-based risk dashboard program. The aggregation and simulation steps, as described above, are performed in a secure server based environment.
ECONOMIC CAPITAL ING BANK
Economic Capital is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it originates. In general Economic Capital is measured as the unexpected loss above the expected value or loss at a given confidence level. Specific measurement

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
by risk type is described in greater detail in the separate risk type sections; i.e. credit and transfer and operational risk as well as market and business risk bank.
This Economic Capital definition is in line with the net market value (or surplus) definition. The process of Economic Capital modelling enables ING Bank to allocate Economic Capital to the business units and support risk adjusted performance measurement (RAROC). By comparing Economic Capital figures with ING’s available financial resources, adequate capital buffers can be ensured.
The following fundamental principles and definitions have been established for the model:
•	ING Bank uses a one-sided confidence level of 99.95% — consistent with ING’s target debt rating (AA) — and a one-year time horizon to calculate Economic Capital;

•	It is assumed that all currently known measurable sources of risk are included;

•	The best estimate risk assumptions are as objective as possible and based on proper analysis of statistical data. There is one set of best-estimate assumptions for each risk type to be used at ING Bank;

•	The Economic Capital calculation is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;

•	The Economic Capital calculations reflect known embedded options and the influence of client behaviour in banking products;

•	The Economic Capital calculations are on a pre-tax basis and do not consider the effect of regulatory accounting and solvency requirements on capital levels;

•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.
Further details are provided in the relevant model descriptions for each risk area.
Aggregation model
The main processes executed in the ING Bank Economic Capital aggregation model are depicted in the flowchart below. The white boxes show the processes performed by the model while the shaded box indicates inputs from other corporate risk departments.
As a foundation the correlations in the risk dashboard are applied based on a 90% confidence level, i.e. they correspond to the correlations observed in the 10% largest downward movements (a ‘1 in 10’ event). As shown in the flow-chart, these correlation factors are stressed upwards where necessary to account for potential measurement inaccuracy in extreme events due to limited historic data observations. For aggregating non-financial risks (business and operational) expert opinion is used.
The Economic Capital for ING Bank involves the aggregation of the underlying Economic Capitals of five distinct risk types, namely credit, transfer, market, operational and business risks. These risk types are aggregated to provide a total diversified ING Bank Economic Capital by applying the variance-covariance approach with a 5 x 5 inter-risk correlation matrix.
For allocation of Economic Capital to units and products, diversification factors are calculated for each risk type. These factors are applied consistently throughout ING Bank. The level of diversification benefit is dependent on both the inter-risk correlations as well as the relative size of the undiversified Economic Capital exposure for each risk type.
Reporting Framework
For each business unit and product line, the gross Economic Capital for each risk type is delivered to MISRAROC — the financial data warehouse for RAROC and Economic Capital reporting of ING Bank. The net Economic Capital figures are calculated by taking the product of the gross Economic Capital with one minus the diversification factor. Total Economic Capital is calculated as the sum of the net Economic Capital for each risk type at all reporting levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
with one minus the diversification factor. Total Economic Capital is calculated as the sum of the net Economic Capital for each risk type at all reporting levels.
CREDIT AND TRANSFER RISK
Economic Capital for credit risk and for transfer risk is the portion of Economic Capital held to withstand unexpected losses inherent in the credit portfolios related to (unexpected) changes in the underlying creditworthiness of debtors, or the recovery value of underlying collateral (if any). Credit risk and transfer risk capital are calculated on all portfolios which contain credit or transfer risk, including investment portfolios. The same methodology is used for both the banking and the insurance operations.
Economic Capital for credit risk and for transfer risk are calculated using internally developed models with a 99.95% confidence level and a time horizon of one year, which represents ING’s desired credit rating.
ING uses a series of credit risk models that can be grouped into three principal categories: Probability of Default (PD) models, which measure the standalone creditworthiness of individual debtors; Exposure at Default models (EAD) which estimate the size of the financial obligation at the moment of default in the future; and Loss Given Default Models (LGD), which estimate the recovery value of the underlying collateral or guarantees received (if any) and the unsecured part. Collectively, ING uses over 100 models for credit risk. The various models can be grouped into three categories: statistical, expert and hybrid. Each model is individually reviewed and validated annually by the Model Validation department (MV), in order to determine the continued viability or need to adjust each individual model.
The Economic Capital formula for credit and transfer risks relies on seven different risk drivers. In addition to the PD, EAD, and LGD models mentioned above, the formula also considers the industry and the country of the debtor as well as the remaining term of the respective underlying transactions. Lastly, the formula considers the correlation of the individual transactions to the portfolio as a whole. ING uses Monte Carlo simulation tools to determine certain parameters which are then applied to individual transactions in determining the level of Economic Capital related to credit and transfer risk in a bottom up approach. The correlations, which are updated quarterly, are determined at a Business Line level, and diversification effects are applied at the transactional level.
The underlying formulas and models that are used for determining Economic Capital for credit and transfer risk are the same as those used for determining the level of regulatory capital that is required under Basel II (Pillar 1). Despite the fact that the same underlying formulas are used, (internal) Economic Capital and regulatory capital are not the same, due to various specific rules imposed by Basel II, such as regulatory caps and floors, and the use of the standardized approach for certain portions of ING’s portfolio. These differences are permitted under the Basel II guidelines.
The table below summarises different capital measures used for different purposes and shows the difference in key elements and purposes.

Credit Risk Capital Measurements	Methodology	Location	Confidence level	Inputs	Purpose
Regulatory Capital	Basel II Formula	Vortex Basel Engine (‘VBE’) in the Central Risk Database	99.90%	Basel II model outputs	RWA

Economic Capital	Risk adjusted capital Closed Algebraic Formula (RAC)	Vortex Risk Engine (‘VRE’) in the Central Risk Database	99.95%	Basel II model outputs excluding Basel II caps and floors, maturity, repayment schedules, correlation factors, migration matrix. Some inputs come from EC-MC portfolio calculator but with 99.95% confidence level country and industry.	Pricing, Economic Capital for credit at transational level and above

Capital and earnings at risk	Monte Carlo simulation based on aggregate portfolio (‘EC-MC portfolio calculator’)	Stand alone tool using same data from Central Datawarehouse as VRE	90.00%	Basel II model outputs excluding Basel II caps and correlation factors, migration matrix country and industry.	Risk Dashboard at Line of Business Level and above
With regard to methodology, the EC-MC Portfolio calculator provides a sophisticated and consistent framework to measure capital numbers for credit risk. Because of its complexity and required calculation time the EC-MC Portfolio calculator is more suited for portfolio calculation, rather than to be

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
implemented in an environment requiring real time reporting at a transactional level for day-to-day management, pricing of new transactions and limit setting. As a result, Economic Capital figures are based on RAC figures that are derived from the EC-MC Portfolio calculator but are not fully equivalent. The main characteristics are:
•	RAC is calculated at facility level with closed algebraic formulas rather than from a Monte Carlo Simulation. The RAC algebraic formula includes parameters which incorporate the impact of portfolio dynamics, such as correlations and diversification effects. These parameters are derived through a regression of the outputs of the EC-MC portfolio calculator;
•	Due to its proprietary nature the inputs in the EC — MC Portfolio calculator are subject to certain technical caps and floors (LGD/EaD is constant and PD migration matrix is capped) which are not applicable in RAC. Also, due to the implemented mathematical routines the EC-MC portfolio calculator is subject to a minimum PD and maximum tenor, which are not applicable in RAC.
Additionally the banking operations use the RAC model for determining the optimal pricing on (new) lending transactions in order to ensure that ING meets its desired RAROC returns.
During 2007, the Economic Capital levels for credit and transfer risk were calculated on a weekly basis for most of the Wholesale Bank, for ING Direct investment portfolios and for the SME portfolios within the Retail banking operations. For consumer loans, residential mortgages, credit cards, and the insurance portfolios, the calculations are made on a monthly basis. On a quarterly basis, the Economic Capital for credit risk and transfer risk figures are consolidated with the corresponding Economic Capital components from other disciplines.
Governance of Economic Capital for Credit and Transfer Risk
All PD, EAD and LGD models are approved by the Credit Risk Committee (CRC) after thorough review of documentation by the Model Development Steering Committee (MDSG) and MV. In addition, each model is validated on an annual basis by MV. Each model has both a credit risk and a front office co-sponsor. Both the MDSG and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organization.
MARKET RISK BANK
General
Economic Capital for market risk is the Economic Capital necessary to withstand unexpected value movements due to changes in model risks and market variables, such as interest rates, equity prices, foreign exchange rates and real estate prices. Economic Capital for market risk is calculated for exposures both in trading portfolios and non-trading portfolios.
Measurement
Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year, which represents extreme events and ING’s rating. The Economic Capital for market risk for non trading portfolios is calculated for each risk type, while for trading portfolios it is calculated on a portfolio level. The calculations for Economic Capital market risk include real estate risk (including development risk), foreign exchange rate risk, equity price risk, interest rate risk and model risks.
Real estate price risk includes both the market risks in the investment portfolio and the development risk of ING Real Estate.
The real estate price risk for ING Real Estate is calculated by stressing the underlying market variables. The stress scenarios at a portfolio level take into account all diversification effects across regions and real estate sectors. Also, the leverage of participations in the real estate investment funds is taken into account.
For the real estate development process, in addition to price risk, the risk drivers of vacancy rate and construction delays are in addition taken into account. Furthermore the risk model differs for each development phase (i.e., research, development, and construction) to appropriately reflect the risk taken in each phase. Using correlations, all risk drivers, and stages are used to calculate a possible market value loss representing the Economic Capital for market risk for the development portfolio.
For the direct market risks, the actual VaR (measured at a 99% confidence interval, a one day holding period and under the assumption of an expected value of zero) of the trading and non-trading portfolios is taken as a starting point for the Economic Capital calculations for market risk. To arrive at the Economic Capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Economic Capital for market risk for the large non-trading portfolios within ING Retail Banking and ING Wholesale Banking is calculated for embedded option risk (e.g. the prepayment option in mortgages) and model risk. The model risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities. For example, the hedge for savings portfolios is based on assumptions with respect to developments of volumes and client rates. Deviations in these assumptions can lead to (ex-post) incorrect estimation of the interest rate typical maturity of saving deposits. If there is more outflow than initially modelled, the duration of the savings money may be lower than the duration of the investments, which leads to losses if interest rates go up. The Economic Capital model for market risk is based on estimations of the 99% confidence savings duration error, combined with the 99% adverse interest rate movement. The combined probability represents a 99.95% confidence level. The Economic Capital figure for ING Direct currently does not capture the embedded option risk and the model risk resulting from the mortgages maintained within this line of business. This will be implemented in 2008.
For the model applied to mortgage portfolios a similar rationale is employed. The quality of the hedge depends on assumptions with respect to prepayment behaviour. If these assumptions are wrong, the funding may be either too long or too short term. Similar to the above, the Economic Capital model for market risk is based on the estimated 99% confidence prepayment model error and the 99% confidence adverse interest rate change.
While aggregating the different Economic Capital market risk figures for the different portfolios, diversification benefits are taken into account as it is not expected that all extreme market movements will appear at the same moment.
The nature of market risk economic capital, evaluating the impact of extreme stress with a 99.95% confidence level, can sometimes be difficult to evidence in a statistical sound manner with the available historical data. The economic capital figures disclosed by ING Group are a best effort estimate based on available data and expert opinions.
OPERATIONAL RISK
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk; whereas strategic risks are not included. The main risk drivers are the quality of control and the volume of cash flows or other operational risk control measures, e.g. legal expenditures. While operational risk can be limited through management controls and insurance, many incidents still have a substantial impact on the profit and loss account of financial institutions. Operational risk is more difficult to quantify than other risk types, because of the far-reaching (mostly low probability — high impact) and historic data on business performance is scarce.
The capital model, an actuarial model, consists of a combination of three techniques:
•	Loss Distribution approach (LDA), which applies statistical analysis to historical loss data;

•	Scorecard approach, which focuses on the quality of risk control measures within a specific institution;

•	‘Bonus/Malus’ approach, which focuses on the actual operational incidents of a specific institution.
Loss Distribution approach
The main objective of the LDA approach is to derive an objective capital number based on the size and the risk appetite of an institution and its business units. This approach estimates the likely (fat-tailed) distribution of operational risk losses over some future horizon for each combination of business line and loss event type. The main characteristic of the LDA is the explicit derivation of a loss distribution, which is based on separate distributions for event frequency (Poisson) and severity (Inverse Gaussian). The model uses both external and internal loss data above one million EUR.
The calculation of operational risk capitals for the units follows five basic principles:
•	Principle 1: If the world gets riskier, the business units need more Economic Capital;

•	Principle 2: If a business unit’s size increases, so does its capital;

•	Principle 3: If the business of a business unit is more complex, it needs more capital;

•	Principle 4: If the level of control of a business unit is higher, it needs less capital;
•	Principle 5: If the business units’ losses from internal incidents exceed the level of expected loss accounted for in the first four framework principles, it needs more capital.
The capital calculated according above principles is ‘generic’: if two business units operate in the same markets and have the same size, the resulting capital will be the same. The specific capital adjustments mentioned below adjust the generic capital of a specific institution to its specific operational risk capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Scorecard approach
The scorecard adjustment reflects the level of quality of control in a specific institution. Scorecards aim to measure the quality of key operational risk management processes. The scorecard procedure concerns questions that require quantitative data, qualitative judgements or simple yes/no questions (e.g. indicating compliance with certain group policies). The scorecards are completed by all business units using self-assessment and reviewed by an expert panel who determines the final score. The set of scorecards then leads to an increase or decrease of the capital of the specific institution.
‘Bonus/Malus’ approach
Units are assigned additional capital in case losses from internal incidents exceed the level of expected losses that have been accounted for in the LDA. When actual losses are lower than expected, the capital will be decreased. Only internal incidents above one million EUR from the last five years are used. The Bonus/Malus adjustments are capped at + and — 20% to prevent large capital fluctuations in total ING capital.
ING BANK BUSINESS RISK CAPITAL
The current calculation method applied within ING Bank defines business risk as the ‘residual risk category’ that includes all risks that are not covered by the explicitly defined (and managed/measured) credit/transfer, market and operational risk categories. In accordance with the residual risk definition, the measurement of business risk capital is based on a single risk factor; i.e. the volatility of the ‘residual’ profit and loss figures (for each BU) that are cleansed for the effects of other risk types. As a consequence there is no further gain in insight regarding sub business risks.
The level of the business risk capital is linked to the volatility of (cleansed historical) profit and loss data taking into account observed trends. In practice, this means that more stable earnings over time generally lead to less capital.
Using a T—distribution and the level of confidence, the volatility is then ‘capitalized’ to obtain a business risk capital. The T-distribution is a theoretical probability distribution, is symmetrical, bell-shaped and similar to the standard normal curve. However, the T-distribution has relatively more scores in its tails than the normal distribution.
As relatively short data series are available, a capital floor and cap are included in order to prevent that the business risk capital is under- or overestimated. The minimum (floor: 20%) and maximum (cap: 80%) are specified as a percentage of the operating costs and as such link business risk capital for units that operate at the floor to cost efficiency.
ING INSURANCE ECONOMIC CAPITAL
Economic Capital, ‘EC’, is defined by ING as the amount of assets that needs to be held in addition to the market value of liabilities to assure a non-negative surplus at a 99.95% level of confidence on a 1 year time horizon. ING measures Economic Capital by quantifying the impact on the market value surplus (MVS) as a result of adverse events that occur with a specified probability related to the AA rating. Therefore ING’s Economic Capital model is based on a ‘Surplus-at-Risk’ concept. The confidence level consistent with an AA rating has been defined as the 99.95% one-sided confidence level over a one-year horizon. The change in market value surplus (MVS) is the combined effect of changes in market value of assets (MVA) minus market value of liabilities (MVL).
The MVL consist of the Financial Component of Liabilities (FCL) and a Market Value Margin (MVM) for non-hedgeable risks (e.g. insurance risk). The MVM is calculated using a Cost-of-Capital approach based on an estimate of required shareholder return on Economic Capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The following fundamental principles have been established for the model:
•	Economic Capital requirements are calculated to achieve a target AA rating for policyholder liabilities;

•	All sources of risk should be considered;
•	The best estimate actuarial assumptions should be as objective as possible and based on a proper analysis of economic, industry, and company-specific statistical data. There is one set of best-estimate assumptions per product to be used for all purposes at ING;
•	Valuation of assets and liabilities is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;
•	The Economic Capital and valuation calculations should reflect the embedded options in insurance contracts;
•	The Economic Capital and valuation calculations do not consider the effect of local regulatory accounting and solvency requirements on capital levels. Capital is assumed to be fully transferable between legal entities;
•	The framework does not include any franchise value of the business. It does, however, include the expense risk associated with the possibility of reduced sales volume in the coming year.
ING quantifies the impact of the following types of risk in its Economic Capital model:
•	Market risk for ING Insurance is the change in value based on changes in interest rates, equity prices, real estate prices, credit spreads, implied volatilities (interest rate and equity), and foreign exchange rates. It occurs when there is less than perfect matching between assets and liabilities. Market risk may exist in the insurance activities as a result of selling products with guarantees or options (guaranteed crediting rates, surrender options, profit sharing, etc.) that cannot be hedged given the assets available in a certain market. Market risk may also occur when there is an intentional mismatch between asset and liability cash flows even when it is possible to match or hedge the cash flows;
•	Credit risk is the risk of changes in the credit quality of issuers due to defaults or credit migration of securities (in the investment portfolio), counter parties (e.g. on reinsurance contracts, derivative contracts or deposits given) and intermediaries to whom ING has an exposure. In addition to credit risk, ING includes a calculation of transfer risk for the risk of being unable to repatriate funds when required due to government restrictions;
•	Business risk is defined as the exposure to the possibility that experience differs from expectations with respect to expenses, the run-off of existing business (persistency) and future premium re-rating;
•	Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk capital is difficult to quantify, since it is driven by infrequent events of high severity, and can be significantly mitigated or exacerbated by the quality of internal controls and guidelines. It may be partially managed through the purchase of insurance;
•	Life risk relates to deviations in timing and amount of the cash flows (premium payments and benefits) due to the incidence or non-incidence of death. The risk of non-incidence of death is also referred to as longevity risk to distinguish it from the risk associated with death protection products. ING notes risks due to uncertainty of best estimate assumptions concerning level and trend of mortality rates, volatility around best estimates, and potential calamities and recognizes external reinsurance;
•	Morbidity risk is the risk of variations in claims levels and timing due to fluctuations in policyholder morbidity (sickness or disability) recognizing external reinsurance. A wide variety of policy classes are subject to morbidity risk, including disability, accidental death and disability, accelerated death benefits, workers compensation, medical insurance, and long-term care insurance;
•	P&C risk comprises the risk of variability of size, frequency and time to payment of future claims, development of outstanding claims and allocated loss adjustment expenses for P&C product lines recognizing external reinsurance.
Liquidity risk and strategic business risk have been excluded from the EC calculations of ING Insurance.
Economic Capital Model
The ING Economic Capital calculation is calculated based on a ‘Surplus-at-Risk’ concept. ‘Surplus-at-Risk’ is calculated based on the steps:
•	Calculate the complete balance sheet (all assets and liabilities) on a Market Value basis;

•	Generate Monte-Carlo shock scenarios for all of the relevant risk factors (market and non-market);

•	Recalculate the complete balance sheet (all assets and liabilities) on a Market Value basis for each shock scenario. For practical purposes, the MVM is not recalculated under shock scenarios;

•	Calculate the 99.95% worst case decrease in the Market Value Surplus over all the shock scenarios. This value will be the EC. Note that the shock scenario causing the Economic Capital will differ by business unit, business line, and at an ING Insurance level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In 2007, ING Insurance has introduced ECAPS as an intranet-based Economic Capital reporting system utilising replicating portfolio techniques. The ECAPS system provides a well controlled and automated basis for Economic Capital and risk measurement. Each business unit enters the risk characteristics of its assets and liabilities into the ECAPS system on a regular basis. These risk characteristics are then translated to a uniform basis in the form of replicating portfolios of standardized financial instruments. Based on the constellation of replicating portfolios (including representations of non-market risks), the ECAPS system then is capable of calculating Economic Capitals at every level of aggregation. The following is a brief description of the model.

1. Market Data and Scenario Generation
2. Stochastic Cash flows and Non-market Risk Capital
3. Replicating Portfolio
4. Economic Capital Calculation

•   Automated retrieval of all current and historical market data
•   500 Risk scenarios sent to each business unit to locally develop stochastic asset and liability cash flows
•   20,000 Real World Monte-Carlo scenarios for Economic Capital calculation

•   Actuarial software used to produce the stochastic cash flows by scenario
•   Business units upload stochastic asset and liability cash flows for optimized replicating portfolio
•   Non-market risk capitals calculated in accordance with ING Standards of Practice submitted to ECAPS for risk aggregation

•   Capture the risk profile of the financial component of insurance liabilities by mapping onto a small set of standard financial instruments
•   Standard instruments contain discount bond, swaption, equity forward/option and FX option
•   Find a replicating portfolio that matches the cash flows as closely as possible for the 500 paths

•   Replicating portfolio used to capture the risk profile of Insurance assets and liabilities
•   EC market shocks and diversification benefits from Monte-Carlo Scenarios
•   Non-market risk aggregation
•   Total diversified EC

Further details on Economic Capital model
Market Data and Scenario Generation
ING Insurance uses ING Bank’s Global Market Database (GMDB) as a provider of market price and risk data for financial risk drivers. All market data is obtained from reputable data providers such as Reuters and Bloomberg. The GMDB operational team then validates the market data and calculates relevant risk parameters. This validated data is then automatically delivered to the ECAPS system.
Since ING Insurance operates in many developing financial markets, extrapolation algorithms are in place for extending beyond observable market data when this is needed for the calculation of the Market Value Liabilities and the Economic Capital. These algorithms are based on comparable data in mature markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Based on the market data from GMDB, ING calibrates two economic scenario generators:
•	Risk Neutral Economic Scenario Generator (RN ESG): capable of generating multiple equity indices and exchange rates, consistent with a multi-currency dynamic term structure model. Scenarios are used in the cash flow projection to determine replicating portfolios. RN ESG scenarios are consistent with observed market prices of equity, FX and interest options;

•	Real World Economic Scenario Generator (RW ESG): capable of jointly simulating all risk types, i.e. all market risks, credit risk, business risk, operational risk, life risk, morbidity risk and P&C risk. Diversification between risks is taken into account through a Gaussian copula, allowing for different marginal probability distributions at the risk driver level. RW ESG scenarios are consistent with historical time series of the market risk drivers using 5 years of weekly data observations. The volatilities are scaled from weekly to quarterly and the weekly correlations are used directly as estimates of quarterly correlations.
Stochastic Cash Flows and Non-Market Risk Capital
The market risks in assets and liabilities are captured in and represented by stochastic cash flows in 500 scenarios. Business Units are responsible for generating these cash flows, the modelling of embedded options and guarantees and a proper mapping of risk drivers in the scenario set to cash flow determinants such as policyholder behaviour and management actions restricted to dynamic hedge programs and setting of crediting rates/profit sharing. To better capture the behaviour in the tails of the distribution, the set of scenarios consist of 300 Risk Neutral scenarios and 200 ‘Risk Volatile’ scenarios with double volatilities. The average of the 300 Risk Neutral scenarios provides a check on the market value of the replicating portfolio. It should be noted that this serves only as a check, and that the actual market value of liabilities is derived directly from the replicating portfolio. The 200 Risk Volatile scenarios ensure that the replicating portfolio is calibrated against enough extreme scenarios such that it can be used safely in Economic Capital calculations.
Non-market risk Economic Capital is calculated by business units, Corporate Credit Risk Management and Corporate Operational, Information and Security Risk Management and input into ECAPS at the sub risk level. ECAPS than aggregates 21 sub-risk types (e.g. mortality and trend risk) to 9 non market risk types using a bottom-up Economic Capital diversification approach based on a matrix of tail correlations. The information inputs relate to 9 sub risk types:
•	Credit risk;

•	Business risk;

•	Operational risk;

•	Life risk catastrophe;

•	Life risk non-catastrophe;

•	Morbidity risk catastrophe;

•	Morbidity risk non-catastrophe;

•	P&C risk catastrophe;

•	P&C risk non-catastrophe.
The inputs are used to calibrate marginal distributions for these risk types. These distributions, in combination with the Gaussian copula, are then used in the Economic Capital Calculation to measure diversification between market and non-market risks.
Replicating Portfolios
To handle the full complexity of calculating diversification by Monte Carlo simulation, ING maps its assets and liabilities to a set of standard financial instruments. The set of standard instruments consists of zero coupon bonds, market indices, equity forwards, swaptions, F/X options and equity options. Assets and the financial components of the liabilities are represented by a portfolio of this standard set of instruments. A user interface allows the selection of different types of replicating instruments for different cash flow types. Then an optimal replicating portfolio is created that matches the risk profile of the stochastically generated cash flows as good as possible. The resulting replicating portfolio is used in the calculation of Economic Capital.
Through the inclusion of equity options, F/X options and swaptions in the set of replicating instruments, ING is able to incorporate implied volatility risk in the considered risk types. The same holds for the credit spread risk through the inclusion of credit risk bearing zero coupon bonds in the set of replicating instruments.
The quality of the replicating portfolio is monitored by several statistical criteria including R-squared and benchmarked against market value sensitivities such as duration, convexity, and changes in value for larger interest rate and equity shocks. High quality replicating portfolios are important in several ways. First, they ensure a good reflection of the actual risk profile and an accurate calculation of Economic Capital. Second, they assist Business Units in hedging strategies and management of Economic

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Capital. Third, the process of replicating portfolio calculations increases the understanding of the complex nature of insurance liabilities in a market consistent environment.
Replicating portfolios are currently determined from a single factor RN ESG interest rate model. This limits the ability of the replicating portfolios to pick up sensitivity to non-parallel shifts of the term structure of interest rates. Hence RW ESG interest rate scenarios for the Value at Risk calculations are generated using a single factor model as well. However both RN ESG and RW ESG models are consistent with respectively, the RN ESG and RW ESG volatility structure of interest rates.
Economic Capital Calculation
ECAPS uses Monte-Carlo simulation to determine diversification benefits for the complete ‘portfolio hierarchy’, from Business Unit level up to an ING Group level. All diversification calculations are done within ECAPS and are driven by the Gaussian copula of all risk drivers using the underlying distributions applicable for each risk type.
For the calculation of Economic Capital, ING uses a one- year time horizon. In practice, the model calculates instantaneous quarterly shocks and then annualizes the resulting VaR statistic to determine an annualized EC. The quarterly shock is used to stabilise the results, to ensure the shocks are within a range that can be more credibly valued for assets and liabilities, to better capture the impact of dynamic hedge strategies, to more reasonably use weekly correlations of risk factors, and to get closer to actual risk practices and reporting cycles.
Using Monte-Carlo simulation, ING’s Economic Capital model generates 20,000 possible ‘states-of-the-world’, by randomly simulating all risk drivers — simultaneously. For each state-of-the-world, the market value of assets and liabilities are recalculated and the change in value of the Market Value Surplus (MVS) is stored. All these changes in MVS are then sorted, and the 99.95% worst-case change in MVS is identified, to provide the Economic Capital level for the given level of aggregation.
ECONOMIC CAPITAL GROUP
ING’s Group Economic Capital and Bank-Insurance diversification benefit is determined by applying one common aggregation approach to the banking and insurance businesses. The starting point is the actual reported Economic Capital figures for ING Bank and ING Insurance, excluding inter-risk diversification. In addition an aligned set of best-estimate correlation assumptions is constructed by applying the weighted average of the Bank and Insurance specific inter-risk correlation assumptions for each of the five major risk types i.e. credit, market, insurance, business, and operational; reference Economic Capital models of Bank and Insurance.
The group diversification benefit is calculated by applying a ‘Gaussian-copula’ simulation approach. Due to the inherent uncertainties around correlation assumptions and changes in risk exposures the results are subjected to extensive sensitivity tests.
2.2.2. CAPITAL MANAGEMENT
OBJECTIVES
ING Group Capital Management (Capital Management) is responsible for the sufficient capitalization of ING Group entities at all times in order to manage the risk associated with ING’s business activities. This involves the management, planning and allocation of capital within ING Group. ING’s Corporate Treasury is part of Capital Management. It executes the necessary capital market transactions, term (capital) funding and risk management transactions. Capital Management monitors and plans capital adequacy on a consolidated basis at three levels: ING Group, ING Insurance and ING Bank. The rating objective for these three entities is currently AA/Aa2. Capital Management takes into account the metrics and requirements of regulators (EU Solvency, Tier 1 and BIS ratios and limits for hybrid capital), rating agencies (leverage ratios, Adjusted Equity) and internal risk management models and market value balance sheets (economic capital (EC) and available financial resources (AFR)).
ING applies three main capital definitions:
•	AFR — This is a market value concept, defined as market value of assets less the market value of liabilities on the balance sheet. The liabilities do not include the hybrid capital which is accounted for as equity. In the absence of a full market value balance sheet for ING Bank, AFR Bank is defined as Tier 1 capital plus the revaluation reserve for equity securities, less the difference between expected loss and loan loss provisions. AFR is used as the measure of available capital in comparison with EC employed. EC or Economic Capital is the amount of capital that is required to absorb unexpected losses in times of severe stress given ING Group’s ‘AA’ target rating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	Adjusted Equity — This rating agency concept is defined as shareholders’ equity adjusted for hybrids, prudential filters and the Value in Force and Deferred Acquisition Cost. See ‘Capital Base’ disclosures below. This capital definition is applied in comparing available capital to core debt (leverage) for ING Group and ING Insurance.
•	Tier 1 capital — Tier 1 capital and total BIS capital are regulatory concepts applicable to ING Bank. Tier 1 capital is defined as shareholders’ equity plus hybrid capital less certain prudential filters and deductible items. Tier 1 and BIS capital divided by risk weighted assets equals the Tier 1 and BIS ratio respectively.
Increasingly Capital Management considers AFR and EC employed when managing capital. AFR should exceed EC and for ING Group as a whole there should be a prudent buffer. The target for the buffer at Group level is 20%.
POLICIES
The activities of Capital Management are executed on the basis of established policies, guidelines and procedures. The main documents that serve as guidelines for capital planning are the Capital Letter (comprising the approved targets and limits for capital), the Capital Planning Policy, the Dividend Policy and the Capital Request Policy. For the Corporate Treasury there are many policies and limits that guide the management of the balance sheets and the execution of capital market transactions.
The above capital definitions and policies have been approved by the ING Group Executive Board.
PROCESSES FOR MANAGING CAPITAL
In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Bank, ING Insurance and ING Group and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The process is supplemented by stress testing and scenario analysis. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process and results in a quarterly Capital Adequacy Assessment Report which is presented to both the ING Group Finance and Risk Committee and the ING Group Executive Board. The main objective of the assessment is to ensure that ING Group as a whole has sufficient capital relative to its risk profile both in the short and the medium term.
CAPITAL ADEQUACY ASSESSMENT
As at December 31, 2007 and 2006, ING Group, ING Bank and ING Insurance met all major target capital ratios and metrics. As at December 31, 2007 and 2006, ING Group, ING Bank and ING Insurance were adequately capitalized in relation to their risk profile and strategic objectives.
BASEL II
As of January 1, 2008, ING Bank calculates its capital ratios under Basel II. In 2008, ING Bank will publish risk weighted assets (RWA), Tier 1 and BIS capital and the accompanying capital ratios based on Basel II data only. In addition, ING will publish the minimum required capital level according to Basel II and according to the Basel I floor. The Basel I floor is a temporary minimum capital requirement based on 90% of Basel I RWA for 2008 and 80% of Basel I RWA for 2009. The minimum requirements according to Basel II and Basel I will both be compared to total BIS capital according to Basel II.
AVAILABLE FINANCIAL RESOURCES (AFR)
ING Group
AFR ING Group is computed as follows:
Available Financial Resources — ING Group

	2007	2006

Total AFR Bank and Insurance	54,443	52,984
less Core debt Group (1)	4,728	4,210

Total ING Group AFR	49,715	48,774

(1)	Investments in subsidiaries less equity (including hybrid capital) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Insurance
AFR insurance is computed as follows:
Available Financial Resources — ING Insurance

	2007	2006

IFRS Equity (1)	16,835	21,673
Plus hybrid capital	2,202	1,665
Plus Mark-to-Market and tax adjustments	3,673	3,862

Total ING Insurance AFR	22,710	27,200

(1)	IFRS equity excluding goodwill. Goodwill amounted to EUR 1,076 million at December 31, 2007 (2006: EUR 245 million).
ING Bank
Available Financial Resources — ING Bank

	2007	2006

Total ING Bank AFR	31,733	25,784

Beginning in 2007, the AFR mainly constitutes of Tier-1 capital plus the revaluation reserve for equity securities, less the difference between expected loss and loan loss provisions. Until December 31, 2006 AFR equalled Tier-1 capital. The revaluation reserve for equity securities amounted to EUR 2,952 million at December 31, 2007 (2006: EUR 1,256 million).
AFR/EC RECONCILIATION
AFR should exceed EC and for ING Group as a whole there should be a prudent buffer. The target for the buffer at the Group level is 20%. For details regarding the computation of EC see the section entitled ‘Risk management’.
AFR/EC Reconciliation

	2007	2006

ING Group Available Financial Resources (1)	49,715	48,774
less Group EC (2)	35,000	34,500
less EC Group (3)	1,000	1,000

Surplus/(deficit)	13,715	13,274

(1)	AFR ING Bank, amounting to EUR 31,733 million (2006: EUR 25,784 million) plus AFR ING Insurance, amounting to EUR 22,710 million (2006: EUR 27,200 million) less core debt ING Group, amounting to EUR 4,728 million (2006: EUR 4,210 million).

(2)	EC Insurance plus EC Bank less 15% diversification effect (10% in 2006).

(3)	EC of the ING Group parent company mainly includes market risk on share based payment plans and market risk on the assets backing ING Bank equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Capital base

	Insurance		Bank		Group
	2007	2006	2007	2006	2007	2006

Shareholders’ equity (parent)	17,911	21,917	25,511	21,298	37,208	38,266
Group hybrid capital (1)	2,202	1,665	6,397	5,726	8,620	7,606
Group leverage/core debt (2)					4,728	4,210

Total capitalization	20,113	23,582	31,908	27,024	50,556	50,082

Adjustments to equity:
— Revaluation reserves fixed income & other (3)	(289)	(2,097)	(759)	(1,350)	(963)	(3,352)
— Revaluation reserves excluded from Tier-1 (4)			(2,952)	(1,256)
— Insurance hybrid capital (5)	2,250	2,250
— Minorities	891	1,770	1,668	1,367
Deductions Tier-1 (as of 2007)			(93

Available regulatory capital	22,965	25,505	29,772	25,785

Other qualifying capital (6)			11,792	11,445
DAC/ViF adjustments (50%) (7)	4,070	3,618
Group leverage (core debt)					(4,728)	(4,210)

Adjusted Equity (a)	27,035	29,123	41,564	37,230	44,865	42,520

Ratios
Core debt (b)	4,267	4,802			4,728	4,210
Debt/Equity ratio (b/(a+b))	13.63%	14.15%			9.53%	9.01%

(1)	Tier-1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares), at nominal value. Group hybrid Tier-1 instruments other than preference shares are provided as hybrid capital to ING Insurance or ING Bank.
(2)	Investments in subsidiaries less equity (including hybrid capital) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.
(3)	Includes for ING Group EUR 1,895 million (2006: EUR (1,709) million) of the revaluation reserve relating to fixed income securities (net of the effect of shadow accounting), EUR (438) million (2006: EUR (1,357) million) cash flow hedge and EUR (2,420) million (2006: EUR (286) million) relating to goodwill. The Dutch banking regulator requires this deduction to be made from Tier-1 capital. ING applies this prudent method to ING Bank, ING Insurance and ING Group.
(4)	Includes EUR (2,138) million (2006: EUR (579) million) in participations (e.g. Kookmin, Bank of Beijing), EUR (595) million (2006: EUR (386) million) for Real Estate for own use and EUR (220) million (2006: EUR (116) million) relating to ING Bank’s investment portfolio. The Dutch banking regulator requires this deduction to be made from Tier-1 capital. This deduction is added back to Tier-2 capital.
(5)	Tier-1 instruments issued by the ING Insurance e.g. perpetual debt securities, at nominal value.
(6)	Includes EUR 14,199 million (2006: EUR 12,366 million) Tier-2 capital and nil (2006: EUR 330 million) Tier-3, offset by EUR 2,407 million (2006: EUR 1,251 million) consisting of financial participations and the residual risk remaining after securitizations.
(7)	Mainly includes EUR 8,565 million (2006: EUR 7,701 million) representing 50% of the present value of future profits generated by policies in force (Value in Force), offset by EUR 4,494 million (2006: EUR 4,183 million) representing 50% of the non-Dutch deferred acquisition costs.
The capitalization of ING Group remained strong throughout 2007. All leverage ratios were within their targets. The debt /equity ratio of ING Group as at year-end 2007 was at 9.53% (2006: 9.01%). The debt/equity ratio of ING Insurance as at year-end 2007 was at 13.63% (2006: 14.15%). The ING Bank Tier-1 ratio ended at 7.39% a slight decrease from 7.63% at December 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
REGULATORY REQUIREMENTS
ING Bank
Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (DNB) for supervisory purposes. The minimum Tier-1 ratio is 4% and the minimum total capital ratio (known as the BIS ratio) is 8% of all risk-weighted assets including off-balance sheet items and market risk associated with trading portfolios.
Capital position of ING Bank

	2007	2006

Shareholders’ equity (parent)	25,511	21,298
Minority interests	1,514	1,204
Subordinated loans qualifying as Tier-1 capital (1)	6,397	5,726
Goodwill and intangibles deductible from Tier-1	(1,428)	(136)
Minority interest Record Bank	154	162
Deductions Tier-1 (as of 2007)		(93)
Revaluation reserve (2)	(2,283)	(2,470)
Core capital — Tier-1	29,772	25,784

Supplementary capital — Tier-2	14,199	12,367
Available Tier-3 funds		329
Deductions	(2,407)	(1,251)

Qualifying capital	41,564	37,229

Risk-weighted assets	402,727	337,926

Tier-1	7.39%	7.63%
BIS ratio	10.32%	11.02%

(1)	Subordinated loans qualifying as Tier-1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(2)	Revaluation reserve is deducted as it is not part of Tier-1 capital (included in Tier-2) and includes the cumulative revaluations on real estate investments.
ING Insurance
European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The capital position of ING Insurance has been measured on the basis of this European Union requirement.
Capital position of ING Insurance

	2007	2006

Available capital	22,965	25,505
Required capital	9,405	9,296

Surplus capital	13,560	16,209

Ratio of available versus required capital	244%	274%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Group
According to an agreement between the Dutch Central Bank and the former Pension and Insurance Board regarding the supervision of financial conglomerates, ING Group is required to have an amount of capital, reserves and subordinated loans which are at least equal to the sum of:
•	the required capital for the banking activities; and

•	the required capital for the insurance activities
Certain subordinated loans of ING Bank N.V. and ING Verzekeringen N.V. qualifying as capital for regulatory purposes are included in the capital base of ING Group. The financial conglomerates agreement (‘protocol’) is applicable as from January 1, 2007.
Regulatory required capital ING Group

	2007	2006

Shareholders’ equity (parent)	37,208	38,266
Excluding: Revaluation reserves	1,457	(3,066)
Preference shares	21	215
Preference shares issued by group companies	1,019	1,138
Goodwill and intangibles deductible from Tier-1	(2,420)	(286)
Subordinated loans	7,580	6,253

Capital base ING Group	44,865	42,520

Subordinated loans ING Bank N.V. (included in Tier-2)	11,154	11,110
Subordinated loans ING Verzekeringen N.V.	2,250	2,250

Capital base including subordinated loans	58,269	55,880

Required capital banking operations	32,218	27,034
Required capital insurance operations	9,405	9,296

Surplus capital	16,646	19,550

Capital adequacy and ratios
Quantitative disclosures on capital measures and ratios

	Group		Insurance		Bank
	2007	2006	2007	2006	2007	2006

Capital
Available Financial Resources (AFR)	49,715	48,774	22,710	27,200	31,733	25,784
Required Economic Capital (EC)	36,000	35,500	23,199	22,410	17,927	15,876
Ratio EC vs. AFR	138%	137%	98%	121%	177%	162%
Target Ratio EC vs. AFR	120%	120%	100%	100%	100%	100%

Tier-1 ratio (Bank)
Year-end actual Tier-1 ratio					7.39	7.63
Regulatory minimum Tier-1 ratio					4.00	4.00
Target Tier-1 ratio					7.20	7.20

BIS ratio (Bank)
Year-end actual BIS ratio					10.32	11.02
Regulatory minimum BIS ratio					8.00	8.00
Target BIS ratio					10.80	10.80

EU Solvency ratio (Insurance)
Year-end actual EU Solvency ratio			244	274
Regulatory minimum EU Solvency ratio			100	100
Target EU Solvency ratio			150	150

Debt/Equity ratio
Debt/Equity ratio	9.53	9.01	13.63	14.15
Target Debt/Equity ratio	10.00	10.00	15.00	15.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Main credit ratings of ING (1)

Standard
	& Poor’s	Moody’s	Fitch

ING Group	AA-	Aa2	AA-

ING Insurance
— short term	A-1+	P-1
— long term	AA-	Aa3	AA-

ING Bank
— short term	A-1+	P-1	F1+
— long term	AA	Aa1	AA
— financial strength		B

(1)	The Standard & Poor’s, Moody’s and Fitch ratings all have a stable outlook.
ING’s long-term credit ratings are shown in the table above. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency.
A security rating is not a recommendation to buy, sell or hold securities and each rating should be evaluated independently of any other rating. There is no assurance that any credit rating will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in the rating agency’s judgment, circumstances so warrant. ING accepts no responsibility for the accuracy or reliability of the ratings.
AUTHORIZATION OF ANNUAL ACCOUNTS
Amsterdam, March 17, 2008

THE SUPERVISORY BOARD
Jan H.M. Hommen, chairman
Eric Bourdais de Charbonnière, vice-chairman
Henk W. Breukink
Peter A.F.W. Elverding
Luella Gross Goldberg
Claus Dieter Hoffmann
Piet Hoogendoorn
Piet C. Klaver
Wim Kok
Godfried J.A. van der Lugt
Karel Vuursteen
THE EXECUTIVE BOARD
Michel J. Tilmant, chairman
Eric F. Boyer de la Giroday
Dick H. Harryvan
John C.R. Hele, CFO
Eli P. Leenaars
Tom J. McInerney
Hans van der Noordaa
Koos (J.V.) Timmermans, CRO
Jacques M. de Vaucleroy

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3 SUPPLEMENTAL INFORMATION
The following financial information presents the balance sheets for the years ended December 31, 2007 and 2006, and the profit and loss accounts and statements of cash flows for the years ended December 31, 2007, 2006 and 2005 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. See note 2.5.2 for the consolidated reconciliation of shareholders’ equity and net profit to US GAAP. A further description of the adjustments in the reconciliation from IFRS-EU to US GAAP for the years 2006 and 2005 can be found in note 2.5.1 of the notes to the consolidated financial statements. The principles of valuation and determination of results stated in connection with the consolidated balance sheet and profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.1. CONSOLIDATING BALANCE SHEETS
For the year ended December 31, 2007

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
ASSETS
Cash and bank balances with central banks	162	12,406	(162)	12,406
Amounts due from banks		48,875		48,875
Financial assets at fair value through profit and loss
— trading assets		193,213		193,213
— investments for risk of policyholders		114,827		114,827
— non-trading derivatives	40	7,736	(139)	7,637
— designated as at fair value through profit and loss		11,453		11,453
— other
Investments
— available-for-sale		275,897		275,897
— held-to-maturity		16,753		16,753
Loans and advances to customers		553,019	(55)	552,964
Reinsurance contracts		5,874		5,874
Investments in associates	52,253	5,014	(52,253)	5,014
Real estate investments		4,829		4,829
Property and equipment		6,237		6,237
Intangible assets		5,740		5,740
Deferred acquisition costs		10,692		10,692
Other assets	112	40,106	(119)	40,099

Total assets	52,567	1,312,671	(52,728)	1,312,510

EQUITY
Shareholders’ equity (parent)	37,208	41,864	(41,864)	37,208
Minority interest		2,323		2,323

Total equity	37,208	44,187	(41,864)	39,531

LIABILITIES
Preference shares	21			21
Subordinated loans	8,339		(1,014)	7,325
Debt securities in issue	6,370	60,625		66,995
Other borrowed funds		36,488	(9,430)	27,058
Insurance and investment contracts		265,712		265,712
Amounts due to banks		166,972		166,972
Customer deposits and other funds on deposit		525,378	(162)	525,216
Financial liabilities as at fair value through profit and loss
— trading liabilities		148,988		148,988
— non-trading liabilities	98	6,992	(139)	6,951
— designated as at fair value through profit and loss		13,882		13,882
Other liabilities	531	43,447	(119)	43,859

Total liabilities	15,359	1,268,484	(10,864)	1,272,979

Total equity and liabilities	52,567	1,312,671	(52,728)	1,312,510

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2006

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
ASSETS
Cash and bank balances with central banks	103	14,326	(103)	14,326
Amounts due from banks		39,868		39,868
Financial assets at fair value through profit and loss
— trading assets		193,977		193,977
— investments for risk of policyholders		110,547		110,547
— non-trading derivatives	28	6,521	(28)	6,521
— designated as at fair value through profit and loss		6,425		6,425
Investments
— available-for-sale		293,921		293,921
— held-to-maturity		17,660		17,660
Loans and advances to customers		474,437		474,437
Reinsurance contracts		6,529		6,529
Investments in associates	51,304	4,343	(51,304)	4,343
Real estate investments		6,974		6,974
Property and equipment		6,031		6,031
Intangible assets		3,522		3,522
Deferred acquisition costs		10,163		10,163
Other assets	70	30,993		31,063

Total assets	51,505	1,226,237	(51,435)	1,226,307

EQUITY
Shareholders’ equity (parent)	38,266	42,607	(42,607)	38,266
Minority interest		2,949		2,949

Total equity	38,266	45,556	(42,607)	41,215

LIABILITIES
Preference shares	215			215
Subordinated loans	7,146		(1,132)	6,014
Debt securities in issue	5,230	72,903		78,133
Other borrowed funds	35	37,180	(7,576)	29,639
Insurance and investment contracts		268,683		268,683
Amounts due to banks		120,839		120,839
Customer deposits and other funds on deposit		496,680		496,680
Financial liabilities as at fair value through profit and loss
— trading liabilities		127,975		127,975
— non-trading liabilities	120	4,934	(120)	4,934
— designated as at fair value through profit and loss		13,702		13,702
Other liabilities	493	37,785		38,278

Total liabilities	13,239	1,180,681	(8,828)	1,185,092

Total equity and liabilities	51,505	1,226,237	(51,435)	1,226,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.2. CONSOLIDATING INCOME STATEMENTS
For the year ended December 31, 2007

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		76,749		76,749
Interest expense banking operations		(67,773)		(67,773)

Interest result banking operations		8,976		8,976

Gross premium income		46,818		46,818
Investment income		13,352		13,352
Net gains/losses on disposals of group companies		430		430

Gross commission income		7,693		7,693
Commission expense		(2,866)		(2,866)

Commission income		4,827		4,827

Valuation results from non-trading derivatives		(561)		(561)
Net trading income		1,119		1,119
Share of profit from associates	9,299	740	(9,299)	740
Other income	(78)	963		885

Total income	9,221	76,664	(9,299)	76,586

EXPENSES
Gross underwriting expenditure		51,818		51,818
Investment income for risk of policyholders		(1,079)		(1,079)
Reinsurance recoveries		(1,906)		(1,906)

Underwriting expenditure		48,833		48,833
Additions to the provision for loan losses		125		125
Other impairments		(3)		(3)
Staff expenses		8,261		8,261
Other interest expenses		1,102		1,102
Operation expenses		7,225		7,225

Total expenditure		65,543		65,543

Profit before tax	9,221	11,121	(9,299)	11,043

Taxation	(20)	1,555		1,535

Profit before the period (before minority interests)	9,241	9,566	(9,299)	9,508

Attributable:
Shareholders of the parent				9,241
Minority interest				267

Profit for the period				9,508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2006

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated

INCOME
Interest income banking operations		59,170		59,170
Interest expense banking operations		(49,978)		(49,978)

Interest result banking operations		9,192		9,192

Gross premium income		46,835		46,835
Investment income		10,907		10,907
Net gains/losses on disposals of group companies		1		1

Gross commission income		6,867		6,867
Commission expense		(2,551)		(2,551)

Commission income		4,316		4,316

Valuation results from non-trading derivatives		89		89
Net trading income		1,172		1,172
Share of profit from associates	7,704	638	(7,704)	638
Other income	(17)	488		471

Total income	7,687	73,638	(7,704)	73,621

EXPENSES
Gross underwriting expenditure		53,065		53,065
Investment income for risk of policyholders		(2,702)		(2,702)
Reinsurance recoveries		(2,175)		(2,175)

Underwriting expenditure		48,188		48,188
Additions to the provision for loan losses		103		103
Other impairments		27		27
Staff expenses		7,918		7,918
Other interest expenses		1,016		1,016
Operation expenses		6,429		6,429

Total expenditure		63,681		63,681

Profit before tax	7,687	9,957	(7,704)	9,940

Taxation	(5)	1,912		1,907

Profit before the period (before minority interests)	7,692	8,045	(7,704)	8,033

Attributable:
Shareholders of the parent				7,692
Minority interest				341

Profit for the period				8,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2005

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
INCOME
Interest income banking operations		48,176		48,176
Interest expense banking operations		(39,109)		(39,109)

Interest result banking operations		9,067		9,067

Gross premium income		45,758		45,758
Investment income		10,434		10,434
Net gains/losses on disposals of group companies		390		390

Gross commission income		5,845		5,845
Commission expense		(2,098)		(2,098)

Commission income		3,747		3,747

Valuation results from non-trading derivatives		47		47
Net trading income		426		426
Share of profit from associates	7,194	541	(7,194)	541
Other income	23	687		710

Total income	7,217	71,097	(7,194)	71,120

EXPENSES
Gross underwriting expenditure		54,594		54,594
Investment income for risk of policyholders		(5,074)		(5,074)
Reinsurance recoveries		(2,400)		(2,400)

Underwriting expenditure		47,120		47,120
Additions to loan loss provision		88		88
Other impairments		76		76
Staff expenses		7,646		7,646
Other interest expenses		969		969
Operation expenses		6,327		6,327

Total expenditure		62,226		62,226

Profit before tax	7,217	8,871	(7,194)	8,894

Taxation	7	1,372		1,379

Profit before the period (before minority interests)	7,210	7,499	(7,194)	7,515

Attributable:
Shareholders of the parent				7,210
Minority interest				305

Profit for the period				7,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.3. CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated

Profit before tax	9,221	11,121	(9,299)	11,043
Adjusted for
— depreciation		1,382		1,382
— amortization of deferred acquisition costs and VOBA		(1,338)		(1,338)
— increase in provision for insurance and investment contracts		26,494		26,494
— additions to the provision for loan losses		125		125
— other	(8,527)	(3,246)	7,876	(3,897)
Taxation paid	(254)	(1,093)		(1,347)

Changes in
— amounts due from banks, not available on demand		(8,690)		(8,690)
— trading assets		1,714	1,283	2,997
— non-trading derivatives	18	259	(16)	261
— other financial assets as at fair value through profit and loss		(4,878)		(4,878)
— loans and advances to customers	(5,353)	(74,323)	4,175	(75,501)
— other assets	110	(6,892)	248	(6,534)
— amounts due to banks, not payable on demand		15,414		15,414
— customer deposits and other funds on deposit		32,748	(4,108)	28,640
— trading liabilities		20,916		20,916
— other financial liabilities at fair value through profit and loss		87	(43)	44
— other liabilities	253	6,344	(20)	6,577

Net cash flow from operating activities	(4,532)	16,144	96	11,708
Investments and advances
— group companies		(5,470)	2,255	(3,215)
— associates		(1,221)		(1,221)
— available-for-sale investments	(314)	(283,692)		(284,006)
— held-to-maturity investments
— real estate investments		(876)		(876)
— property and equipment		(575)		(575)
— assets subject to operating leases		(1,393)		(1,393)
— investments for risk of policyholders		(54,438)		(54,438)
— other investments		(316)		(316)
Disposals and redemptions
— group companies		1,067	(55)	1,012
— associates		1,049		1,049
— available-for-sale investments	25	281,173		281,198
— held-to-maturity investments		822		822
— real estate investments		309		309
— property and equipment		151		151
— assets subject to operating leases		417		417
— investments for risk of policyholders		47,136		47,136
— other investments		13		13

Net cash flow from investing activities	(289)	(15,844)	2,200	(13,933)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
Proceeds from issuance of subordinated loans	1,764	3,329	(3,329)	1,764
Repayments of subordinated loans		(1,028)	1,028
Proceeds from borrowed funds and debt securities	7,032	458,688	(10,091)	455,629
Repayment from borrowed funds and debt securities	(5,897)	(472,595)	13,510	(464,982)
Issuance of ordinary shares	397	2,200	(2,200)	397
Issuance of preference shares Payments to acquire treasury shares	(3,446)	(29)	29	(3,446)
Sales of treasury shares	2,129	24	(1,307)	846
Dividends paid	2,901	(5,940)		(3,039)

Net cash flow from financing activities	4,880	(15,351)	(2,360)	(12,831)

Net cash flow	59	(15,051)	(64)	(15,056)
Cash and cash equivalents at beginning of year	103	(1,333)	(565)	(1,795)
Effect of exchange-rate changes on cash and cash equivalents		40		40

Cash and cash equivalents at end of year	162	(16,344)	(629)	(16,811)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2006

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
Profit before tax	7,687	9,957	(7,704)	9,940
Adjusted for
— depreciation		1,298		1,298
— amortization of deferred acquisition costs and VOBA		(1,317)		(1,317)
— increase in provision for insurance and investment contracts		17,689		17,689
— additions to the provision for loan losses		103		103
— other	(8,148)	(3,761)	7,131	(4,778)
Taxation paid	48	(1,787)		(1,739)

Changes in
— amounts due from banks, not available on demand		3,117		3,117
— trading assets		(48,168)		(48,168)
— non-trading derivatives		(179)		(179)
— other financial assets as at fair value through profit and loss		3,930		3,930
— loans and advances to customers	(1,142)	(59,292)	634	(59,800)
— other assets	41	1,292	(115)	1,218
— amounts due to banks, not payable on demand		1,925		1,925
— customer deposits and other funds on deposit		47,521		47,521
— trading liabilities		38,821		38,821
— other financial liabilities at fair value through profit and loss		2,405		2,405
— other liabilities	592	(2,981)	(27)	(2,416)

Net cash flow from operating activities	(922)	10,573	(81)	9,570
Investments and advances
— group companies	607	(2,965)		(2,358)
— associates		(449)		(449)
— available-for-sale investments		(295,086)		(295,086)
— real estate investments		(1,588)		(1,588)
— property and equipment		(568)		(568)
— assets subject to operating leases		(1,164)		(1,164)
— investments for risk of policyholders		(44,116)		(44,116)
— other investments		(250)		(250)
Disposals and redemptions
— group companies		490		490
— associates		459		459
— available-for-sale investments		271,983		271,983
— held-to-maturity investments		1,343		1,343
— real estate investments		1,294		1,294
— property and equipment		292		292
— assets subject to operating leases		402		402
— investments for risk of policyholders		37,945		37,945
— other investments		51		51

Net cash flow from investing activities	607	(31,927)		(31,320)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
Proceeds from issuance of subordinated loans	865	7,226	(7,226)	865
Repayments of subordinated loans	(600)	(5,075)	5,075	(600)
Proceeds from borrowed funds and debt securities	2,488	301,740		304,228
Repayment from borrowed funds and debt securities	(1,956)	(283,983)	2,211	(283,728)
Issuance of ordinary shares	5			5
Payments to acquire treasury shares	(1,399)	(23)		(1,422)
Sales of treasury shares	241	132		373
Dividends paid	769	(3,485)		(2,716)

Net cash flow from financing activities	413	16,532	60	17,005

Net cash flow	98	(4,822)	(21)	(4,745)
Cash and cash equivalents at beginning of year	5	3,811	(481)	3,335
Effect of exchange-rate changes on cash and cash equivalents		(322)	(63)	(385)

Cash and cash equivalents at end of year	103	(1,333)	(565)	(1,795)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2005

	ING Groep NV		Consolidating	ING Group
	Parent company	Subsidiaries	entries	consolidated
Profit before tax	7,217	8,871	(7,194)	8,894
Adjusted for
— depreciation		1,278		1,278
— amortization of deferred acquisition costs and VOBA		(1,141)		(1,141)
— increase in provision for insurance and investment contracts		21,250		21,250
— additions to the provision for loan losses		88		88
— other	(6,303)	(3,510)	8,531	(1,282)
Taxation paid		(1,398)		(1,398)

Changes in
— amounts due from banks, not available on demand		(720)		(720)
— trading assets		(29,925)		(29,925)
— non-trading derivatives		2,596		2,596
— other financial assets as at fair value through profit and loss		(2,193)		(2,193)
— loans and advances to customers	(1,183)	(60,388)	(1,138)	(62,709)
— other assets	(170)	(7,231)	(150)	(7,551)
— amounts due to banks, not payable on demand		19,405		19,405
— customer deposits and other funds on deposit		60,418	1,671	62,089
— trading liabilities		13,442		13,442
— other financial liabilities at fair value through profit and loss		8,398		8,398
— other liabilities	(14)	6,029	(2,447)	3,568

Net cash flow from operating activities	(453)	35,269	(727)	34,089

Investments and advances
— group companies		(250)		(250)
— associates		(858)		(858)
— available-for-sale investments		(260,769)		(260,769)
— held-to-maturity investments		(1,030)		(1,030)
— real estate investments		(1,156)		(1,156)
— property and equipment		(540)		(540)
— assets subject to operating leases		(991)		(991)
— investments for risk of policyholders		(41,781)		(41,781)
— other investments		(164)		(164)
Disposals and redemptions
— group companies	3	700		703
— associates		1,058		1,058
— available-for-sale investments		218,847		218,847
— held-to-maturity investments		245		245
— real estate investments		1,030		1,030
— property and equipment		483		483
— assets subject to operating leases		391		391
— investments for risk of policyholders		34,464		34,464
— other investments		13		13

Net cash flow from investing activities	3	(50,308)		(50,305)

Proceeds from issuance of subordinated loans	1,901			1,901
Repayments of subordinated loans	(177)			(177)
Proceeds from borrowed funds and debt securities	400	236,940		237,340
Repayment from borrowed funds and debt securities	(1,438)	(229,210)	1,150	(229,498)
Issuance of ordinary shares	9	105		114
Payments to acquire treasury shares			(303)	(303)
Sales of treasury shares			55	55
Dividends paid	(165)	(2,296)		(2,461)

Net cash flow from financing activities	530	5,539	902	6,971

Net cash flow		(9,498)	253	(9,245)
Cash and cash equivalents at beginning of year	5	12,317	(734)	11,588
Implementation IAS 32/39		692		692
Effect of exchange-rate changes on cash and cash equivalents		300		300

Cash and cash equivalents at end of year	5	3,811	(481)	3,335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION
ASSETS
INVESTMENT IN WHOLLY OWNED SUBSIDIAIRIES
Investment in wholly owned subsidiaries

		Balance		Balance
		sheet		sheet
	Owner-ship	value	Owner-ship	value
	(%)	2007	(%)	2006

Name of investee:
ING Bank N.V.	100	24,038	100	20,868
ING Verzekeringen N.V.	100	17,900	100	21,902
Other		(74)		(163)

		41,864		42,607

Movement in investment in wholly owned subsidiaries:

	2007	2006

Opening balance	42,607	41,488
Repayments to group companies	2,227	24
Disposal of group companies		(587)
Revaluations	(5,364)	(2,994)
Result of the group companies	9,299	7,704
Dividend	(5,900)	(3,450)

	42,869	42,185

Changes in ING Groep N.V. shares held by group companies	(1,005)	422

Closing balance	41,864	42,607

Receivables from group companies	10,389	8,697

Total	52,253	51,304

SUBORDINATED LOANS
See Note 14 to the consolidated financial statements.

	Year of		Balance sheet value
Interest rate	issue	Due date	2007	2006
7,375%	2007	Perpetual	988
6,375%	2007	Perpetual	690
5.140%	2006	Perpetual	810	885
5.775%	2005	Perpetual	674	752
6.125%	2005	Perpetual	462	515
4.176%	2005	Perpetual	497	497
Variable	2004	Perpetual	937	926
6.200%	2003	Perpetual	330	368
Variable	2003	Perpetual	682	669
7.200%	2002	Perpetual	726	811
7.050%	2002	Perpetual	529	591
8.439%	2000	December 31, 2030	1,014	1,132

			8,339	7,146

EUR 6,180 million (2006: EUR 5,506 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
EUR 2,159 million (2006: EUR 1,640 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.
Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.
DEBT SECURITIES IN ISSUE

			Balance sheet value
Interest rate	Year of issue	Due date	2007	2006

4,699%	2007	June 1, 2035	117
4,750%	2007	May 31, 2017	1,761
Variable	2006	June 28, 2011	744	746
Variable	2006	April 11, 2016	1,009	995
4.125%	2006	April 11, 2017	744	746
6.125%	2000	January 4, 2011	998	997
6.000%	2000	August 1, 2007		750
5.500%	1999	September 14, 2009	997	996

			6,370	5,230

The number of debentures held by group companies as at December 31, 2007 was 34,892 with a balance sheet value of EUR 34 million (2006: 29,288 with a balance sheet value of EUR 29 million).
Amounts owed to group companies by remaining term:

	2007	2006

— up to one year	174	33
— one year to five years		2

	174	35

2.4	SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF IFRS-IASB
All references to IFRS-EU below refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
The consolidated financial statements of ING Group are prepared in accordance with IFRS-EU. IFRS-EU differs from International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’.
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognised when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
Effective March 4, 2008, amendments to Form 20-F permit Foreign Private Issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to US GAAP. The amendments also include a two-year transition provision to accommodate issuers, such as ING Group that apply the EU IAS 39 hedge accounting carve-out and provide a reconciliation of profit and equity under IFRS-EU to IFRS-IASB. This reconciliation is included in sections 2.4.1 and 2.4.2. A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
reconciliation of profit under IFRS-EU to US GAAP for the comparative years ending December 31, 2006 and December 31, 2005 and of equity under IFRS-EU to US GAAP for the year ending December 31, 2006, is provided in section 2.5.
2.4.1	RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET PROFIT TO IFRS-IASB (2007)

	Shareholders’ equity	Net profit
	2007	2007

In accordance with IFRS-EU	37,208	9,241
Adjustment of the EU ‘IAS 39 carve out’	694	511
Tax effect of the adjustment	(184)	(130)

Effect of adjustment after tax	510	381

In accordance with IFRS-IASB	37,718	9,622

The above reconciling items between IFRS-EU and IFRS-IASB relate to the ‘Valuation results on non-trading derivatives’ and ‘Taxation’ line items in the consolidated profit and loss account and the ‘Loans and advances to customers’, Other Liabilities (deferred tax payable) and ‘Share holders’ equity parent’ line items in the consolidated balance sheet.
The Shareholders’ equity and net profit amounts in accordance with IFRS-IASB disclosed above are determined by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. The reconciliation to IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different Shareholders’ equity and net profit amounts compared to those disclosed above.
2.4.2	NET PROFIT PER SHARE

2007

Net profit determined in accordance with IFRS-EU	9,241
Reconciling adjustments to net profit IFRS-IASB	381

Net profit determined in accordance with IFRS-IASB	9,622

Weighted average ordinary shares outstanding	2,141.1

Basic earnings per share:
IFRS-EU	4.32
IFRS-IASB	4.49

Diluted earnings per share:
IFRS-EU	4.28
IFRS-IASB	4.46
2.5.	SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF US GAAP (2006 AND 2005)
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.5.1	VALUATION AND INCOME RECOGNITION DIFFERENCES BETWEEN IFRS-EU AND US GAAP (2006 AND 2005)
Goodwill
Under IFRS-EU, goodwill is capitalized on acquisitions after January 1, 2004; goodwill on acquisitions prior to January 1, 2004 was charged directly to equity. Under US GAAP, goodwill is capitalized on all acquisitions, when the purchase price exceeds the fair value of the identified assets. When a reporting unit or a business is to be disposed of, goodwill associated with that reporting unit or business is included in the carrying amount of the reporting unit or business in determining the gain or loss on disposal. The transition difference as at January 1, 2004 may therefore result in differences in results on disposal in subsequent periods. In addition, the transition difference may result in differences in impairments in future years. The amount of transition difference changes due to foreign currency translation effect.
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
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for investments in highly-leveraged beneficial interests, the prospective

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
method is used to calculate a new yield. The prospective method discounts projected cashflows to the current carrying amount and utilizes the new yield in future periods. For other prepayment sensitive assets the new yield is calculated using the retrospective method. Under the retrospective method, actual plus projected cash flows are discounted to the original purchase price and the new yield is used to calculate a revised current carrying amount of the asset, with any difference recorded in current period earnings.
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
Provision for insurance liabilities
Under IFRS-EU the provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, having regard to the conditions of current insurance contracts. Under IFRS-EU specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices. The differences between IFRS-EU and US GAAP mainly relates to reserve adequacy and the treatment of initial expenses and the assumptions which are made in calculating the provisions with regard to the yield on the investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Reserve adequacy
Adequacy testing of the provisions for life policy liabilities, net of unamortized policy acquisition costs and value of business acquired, is performed similarly under both IFRS-EU and US GAAP. A reserve inadequacy (under US GAAP: a “premium deficiency”) exists if the life policy liabilities plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs and value of business acquired. Reserve strengthening is recognised as an additional provision for insurance liabilities under IFRS-EU. Premium deficiencies are recognised under US GAAP as a reduction of the unamortized value of business acquired or deferred acquisition costs, as applicable, and then as an increase in the provision for life policy liabilities. Based on the differences in the life policy liabilities under IFRS-EU and US GAAP and the different confidence levels used in testing reserve adequacy, a premium deficiency may be recognised differently under US GAAP.
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
•	some business units use a statutory interest rate in calculating the insurance provision under IFRS-EU, whereas under US GAAP a best estimate investment yield less a provision for adverse deviation is used; and
•	some business units defer a lower or higher amount of initial expenses to future periods under IFRS-EU compared to US GAAP; which also produces a partially offsetting reconciling item for DAC.
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
Employee benefits (2005)
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
Loan loss provisioning
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.5.2	RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET PROFIT TO US GAAP (2006 AND 2005)
Amounts in accordance with IFRS-EU

	Shareholders’ equity	Net profit
	2006	2006	2005
Group equity / Profit for the period	41,215	8,033	7,515
Third-party interests	(2,949)	(341)	(305)

Equity / Net profit attributable to equity holders of the Company	38,266	7,692	7,210

Adjustments in respect of Goodwill	3,641	(62)	(445)
Real estate	(2,004)	(12)	(76)
Debt securities	328	208	(405)
Valuation of equity securities
Derivatives and hedge accounting	237	(1,074)	794
Fair value option	107	(37)	29
Deferred acquisition costs and value of business acquired	272	454	(329)
Provision for insurance liabilities	81	(161)	151
Deferred profit sharing	1,427	(29)	11
Employee benefits	1,711	(153)	(120)
Equity instruments	215	9	14
Provision for restructuring	93	(19)	60
Associates and other equity investments	(1,717)	(447)	(424)
Loan loss provisioning			623
Other	(6)	7	(28)

Subtotal	4,385	(1,316)	(145)

Tax effect of the adjustments	434	(464)	188
Third-party interests in adjustments (after tax)	233	(13)	99

Total adjustments after tax	4,184	(865)	(234)

Amounts in accordance with US GAAP (excluding effects of changes in accounting principles)	42,450	6,827	6,976
Cumulative effect of changes in accounting principles(1)	(1,803)

Amounts in accordance with US GAAP	40,647	6,827	6,976

(1)	The cumulative effect of changes in accounting principles in 2006 is EUR 1,803 (after tax) as explained in note 2.5.8 (e).
2.5.3	NET PROFIT PER SHARE (2006 AND 2005)

	2006	2005
Net profit determined in accordance with IFRS-EU	7,692	7,210
Reconciling adjustments to net profit US GAAP	(865)	(234)

Net profit/(loss) determined in accordance with US GAAP	6,827	6,976

Weighted average ordinary shares outstanding	2,155.0	2,169.5

Basic earnings/(loss) per share:
IFRS-EU	3.57	3.32
US GAAP	3.17	3.21

Diluted earnings/(loss) per share:
IFRS-EU	3.53	3.32
US GAAP	3.14	3.21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.5.4	PRESENTATION DIFFERENCES BETWEEN IFRS-EU AND US GAAP (2006 AND 2005)
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
a.	Certain financial assets and liabilities are designated as assets/liabilities at fair value through profit and loss. Under US GAAP, the assets/liabilities at fair value through profit and loss designation do not exist and accordingly those assets/liabilities designated at fair value through profit and loss under IFRS-EU are classified based on their underlying characteristics.
b.	Funds received in financing transactions that involve the issuance of preferred shares (whether or not in conjunction with common shares) to banks are presented as Amounts due to Banks. Under US GAAP, such funds are presented as minority interest as the legal definition of equity is met.
c.	Premium income of the non-life operations is presented on a written basis, with the change in unearned premiums reported as an underwriting expenditure. Under US GAAP, non-life premium income is presented on an as earned basis.
d.	Premiums collected on universal-life type contracts and insurance contracts that are not classified as investment contracts under IFRS-EU are reported as premium income and the allocation of these premiums to the provision for life policy benefits as an underwriting expense. Under US GAAP, premiums collected on these types of products are not reported as revenue in the profit and loss accounts; revenues from these products are the amounts assessed against policyholders and are reported in the period that the amounts are assessed unless evidence indicates that the amounts are designed to compensate for services provided over more than one period.
e.	Death and surrender benefits paid on universal-life type contracts and the corresponding release of the provision for life policy benefits are reported separately as underwriting expenses in the profit and loss accounts. Under US GAAP, these items are not reported separately; the amount of expense reported for these products is the amounts paid in excess of the related release of the provision for life policy benefits.
f.	Special Purpose Entities (SPEs) are consolidated when it is determined that an entity is controlled by ING Group. Determination of whether ING controls an SPE depends on substance and is based on a consideration of such factors as voting interests, risks and rewards and benefits and the sponsor of the SPE. Under US GAAP, the approach to identifying whether an entity should consolidate a special purpose entity is different and is focused on which party, if any, holds interests that expose that party to a majority of the potential variability in expected losses or expected residual returns.
g.	Investments for the risk of policyholders, interest in investment pools and deposits with reinsurers are included in Investments. Under US GAAP, investments for the risk of policyholders that meets the definition of separate accounts and the corresponding liabilities are reported as such. Interests in investment pools and deposits with reinsurers are included in Other assets.
h.	Short-term and long-term borrowings are included in the following captions: funds entrusted to and debt securities of the banking operations and other liabilities. Under US GAAP, short-term borrowings are presented separately from long-term borrowings.
2.5.5	CONDENSED CONSOLIDATED BALANCE SHEET IN ACCORDANCE WITH US GAAP (2006)
The following is a condensed consolidated balance sheet of ING Group under US GAAP and IFRS-EU, for the year ended December 31, 2006 , restated to reflect the impacts of the valuation and income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
recognition differences as discussed in note 2.5.1 and presentation differences as discussed in note 2.5.4.

	2006	2006
	US GAAP	IFRS-EU
Assets
Cash and balances with central banks	14,326	14,326
Amounts due from banks	39,868	39,868
Trading account assets	193,977	193,977
Investments for risk of policyholders	44,248	110,547
Separate accounts assets	66,299
Total investments	311,909	311,581
Loans and advances to customers	474,472	474,437
Reinsurance contracts	6,529	6,529
Goodwill	4,146	504
Deferred policy acquisition costs	13,076	12,804
Property and equipment	11,001	13,005
Participating interests	2,529	4,343
Other assets/receivables	46,053	44,386

Total assets	1,228,433	1,226,307

Liabilities
Short-term borrowings and current maturities of long term debt	63,038
Long-term borrowings, excluding current maturities	50,745
Deposits	496,680	496,680
Future policy benefits, claims reserves, other policyholder funds and unearned premiums	200,876	268,683
Amounts due to Banks	120,839	120,839
Trading account liabilities	127,975	127,975
Separate accounts liabilities	66,299
Other liabilities	57,401	170,915

Total liabilities	1,183,853	1,185,092

Shareholders’ equity (parent)	40,647	38,266
Minority interests	3,933	2,949

Group equity	44,580	41,215

Total equity and liabilities	1,228,433	1,226,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.5.6 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT IN ACCORDANCE WITH US GAAP (2006 AND 2005)
The following is a condensed consolidated income statement of ING Group, for the years ended December 31, 2006 and 2005, restated to reflect the impacts of the valuation and income recognition differences as discussed in note 2.5.1 and presentation differences as discussed in note 2.5.4.

	2006	2006	2005	2005
	US GAAP	IFRS-EU	US GAAP	IFRS-EU
Income
Premium income	22,145	46,835	22,670	45,758
Investment income	10,787	10,907	10,311	10,434
Interest result banking operations	9,192	9,192	9,067	9,067
Commission income	4,316	4,316	3,747	3,747
Other income	1,148	2,371	2,1144	2,1145

Total income	47,588	73,621	47,939	71,120

Expenses
Underwriting expenditure 1)	23,234	48,188	24,199	47,120
Other interest expenses	1,016	1,016	969	969
Operating expenses	14,522	14,347	14,036	13,973

Impairments/additions to the provision for loan losses	192	130	(14)	164

Total expenditure	38,964	63,681	39,190	62,226

Profit before tax	8,624	9,940	8,749	8,894

Taxation	1,443	1,907	1,567	1,379
Third-party interest	354	341	206	305

Net profit	6,827	7,692	6,976	7,210

(1)	The main differences between IFRS-EU and the US-GAAP in Premium income and Underwriting expenditure relates to universal-life type contracts as explained under 2.5.4 and 2.5.4e.
2.5.7 ADDITIONAL INFORMATION REQUIRED UNDER US GAAP
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
(a) Investments
The following tables show the (amortized) cost, the gross unrealized gains and losses and fair value of ING’s investments in marketable securities aggregated by type of security for the year ended December 31, 2006 . The debt and equity securities consist of investments with various issuers over several industry and geographical sectors. Debt securities include fixed-interest securities, with the exception of mortgage loans and policy loans.

		Gross	Gross
	Amortized	unrealized	unrealized
Amounts in millions of euros	cost	gains	losses	Fair value
December 31, 2006
Debt securities held-to-maturity	17,660	71	237	17,494

Debt securities available-for-sale:
- Dutch Government	7,382	251	40	7,593
- Foreign Government	89,272	3,476	563	92,185
- Corporate debt securities	78,910	1,015	792	79,133
- Asset-backed securities	87,763	397	878	87,282
- Other	9,420	173	90	9,503

Sub-total debt securities available-for-sale	272,747	5,312	2,363	275,696

Equity securities	12,067	6,257	99	18,225

Total	302,474	11,640	2,699	311,415

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The following table shows the duration of unrealized losses that are not deemed to be other-than-temporarily impaired for the year ended December 31, 2006 broken down by type of security and by the period of time for which the fair value was below cost price:

		Between
	Less than	6 and 12	More than
	6 months	months below	12 months
Amounts in millions of euros	below cost	cost	below cost	Total
December 31, 2006
Debt securities held-to-maturity	17	212	8	237

Debt securities available-for-sale:
- Dutch Government	1	41	(2)	40
- Foreign Government	149	246	168	563
- Corporate debt securities	136	277	379	792
- Asset-backed securities	113	62	703	878
- Other	7	9	74	90

Sub-total debt securities available-for-sale	406	635	1,322	2,363

Equity securities	44	30	25	99

Total	467	877	1,355	2,699

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
The Group does not consider the securities with unrealized losses for over 12 months as of December 31, 2006 to be impaired, due to one, or a combination, of the following factors:
•	the market values securities are insignificantly lower than the cost price

•	the unrealized loss arose due to changes interest rates, however this has not effected the expected future cash flows and the Group has the intent and ability to hold these securities to anticipated full recovery, or

•	the issuers of debt securities are not considered to be in financial difficulty, despite the fact that their credit rating has been lowered, reducing the market value of their securities.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Contractual maturities of the investments in debt securities:

	Available-for-sale	Held-to-maturity
	debt securities	debt securities
	Fair value	Amortized cost

December 31, 2006
— Within one year	21,341	779
— After 1 year through 5 years	64,823	7,384
— After 5 years through 10 years	63,223	8,347
— After 10 years	38,852	100
— Without maturity	175
— Mortgage-backed securities	87,282	1,050

Total	275,696	17,660

(b) Loans and advances to customers
Refer to “Additional Information” page 127 of the “Selection statistical information on banking operations” for the summary of ING Group’s investments in impaired loans prepared in accordance with SFAS 114,” Accounting by Creditors for Impairment of a Loan”. This disclosure is incorporated by reference into these consolidated financial statements.
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
The difference as at January 1, 2004 as disclosed in note 2.5.1 on page F 166 may result in differences in impairments under IFRS-EU and US GAAP in future years.
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
The goodwill for the reporting unit Latin America primarily relates to SulAmérica. The 49% interest in SulAmérica was acquired in 2002 and is accounted for under the equity method under IFRS-EU. In 2005, a valuation was performed on the business to determine the extent of future capital requirements of the Brazilian joint venture. The valuation incorporates continued deterioration of the health business and further worsening of the claims payment experience. Based on this study, the valuation was below the carrying value, supporting an impairment of EUR 311 million in 2005 to write-off all remaining

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
goodwill for SulAmérica.The impairment charge had no impact on net income under IFRS since the goodwill relates to an acquisition prior to January 1, 2004 and was therefore not capitalized under IFRS.
The following tables show the carrying amount of goodwill recognized under US GAAP for the year ended December 31, 2006:

			Insurance
	Insurance Europe	Insurance Americas	Asia/Pacific	Whole-sale Banking	Retail Banking	ING Direct	Total
Balance as of December 31, 2005	381	268	927	892	549	684	3,701
Additions	35	28	41	59			163
Impairments			(43)				(43)
Changes in the composition of the Group	(17)		(56)	9	44		(20)
Exchange differences	(7)	(29)	(75)	5	(4)		(110)
Disposals

Balance as of December 31, 2006	392	267	794	965	589	684	3,691

Goodwill capitalized net of impairments for US GAAP purposes in 2006 includes intangible assets of EUR 455 million which are amortized over twenty years under US GAAP. Gross amount of intangible assets recognized under US GAAP is EUR 732 million, the accumulated amortization is EUR 157 million as of December 31, 2006. The accumulated exchange differences amount to EUR (120) million as of December 31, 2006.
The changes in the carrying amount of intangible assets for the years ended December 31, 2006 is as follows:

2006

Opening balance	398
Additions	59
Amortization	(27)
Impairments
Changes in the composition of the Group	61
Exchange differences	(36)
Disposals

Closing balance	455

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
(e) Pension liabilities and other staff-related liabilities
Projected and accumulated benefit obligation in excess of the fair value of the plan assets
The projected benefit obligation for all defined benefit pension plans was EUR 16,242 million at December 31, 2006.
The accumulated benefit obligation for all defined benefit pension plans was EUR 14,081 million at December 31, 2006.
The following table includes the information for those defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets:

2006

Projected benefit obligations	14,978
Fair value of the plan assets	12,800
The following table includes the information for those defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

2006

Accumulated benefit obligations	2,747
Fair value of the plan assets	2,118
The accumulated postretirement benefit obligation exceeds plan assets for all of ING’s other postretirement plans since they are unfunded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Incremental effect of applying FAS 158 (2006)
The reconciling item between IFRS and US GAAP is analysed as follows:

	Before	After
	application of	application of
31 December 2006	FAS 158	FAS 158

DBO(IFRS)/PBO(US GAAP)	16,243	16,243
Fair value of plan assets	14,361	14,361

Shortage	(1,882)	(1,882)
Items not yet recognised as a component of net periodic pension cost:
Unrecognised past service costs	163
Unrecognised actuarial loss	2,570

	2,733

Surplus	851

Additional Minimum Liability	(349)
Intangible assets	5

	(344)

Pension liability / balance sheet US GAAP	507	(1,882)

Pension liability / balance sheet IFRS	(1,204)	(1,204)

Reconciling item	1,711	(678)

— of which regular recurring reconciling item		(1,711)

		2,389
Tax		586

— of which presented as cumulative change in accounting principles		1,803
Incremental effect of applying FAS 158 on individual line items in the condensed consolidated balance sheet in accordance with US GAAP as presented in note 2.5.5:

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board and Executive Board of ING Bank N.V.
We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years in the three year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We serve as principal auditor of ING Bank N.V. In our position, we did not audit total assets constituting 19% in 2007 and 22% in 2006, and total net profit constituting 25% in 2007, 23% in 2006 and 22% in 2005 of the related consolidated totals of ING Bank N.V. These data were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the parts not audited by us, is based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union.
Amsterdam, The Netherlands
March 17, 2008
KPMG ACCOUNTANTS N.V.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO
THE GENERAL MEETING OF SHAREHOLDERS OF ING BELGIUM NV/SA
ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2007
In accordance with the legal requirements, we report to you on the performance of our mandate of statutory auditor. This report contains our opinion on the consolidated financial statements as well as the required additional comments.
Unqualified opinion on the consolidated financial statements
We have audited the consolidated balance sheets of ING Belgium NV/SA and its subsidiaries (collectively referred to as ‘the Group’) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2007, as well as the summary of significant accounting policies and other explanatory notes. These consolidated financial statements (not presented separately herein) are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.
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
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the Group’s financial position as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with IFRS as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO
THE GENERAL MEETING OF SHAREHOLDERS OF ING BELGIUM NV/SA
ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2007
Additional comments
The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors.
Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the consolidated financial statements:
•	The directors’ report on the consolidated financial statements deals with the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the entities included in the consolidation are facing, and on their financial situation, their foreseeable evolution or the significant influence of certain facts on their future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.
Brussels, March 10, 2008
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
ALT-A MORTGAGE
A type of US residential mortgage which is considered riskier than ‘prime’ and less risky than ‘sub-prime’ mortgages. Parameters generally taken into account are borrower credit scores, residential property values and loan-to-value ratios. Alt-A mortgages are further characterized by a limited degree of income and / or asset verification.
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
BASEL I
Basel I is the first Basel Accord, which includes recommendations on banking regulations issued by the Basel Committee on Banking Supervision. These are, for ING, superseded by Basel II from 2008 onwards.
BASEL II
Basel II is the second Basel Accord. Basel II is an international standard for how much capital banks need to put aside for the financial and operational risks they face. Basel II introduced the possibility for banks to measure those risks based on their own internal models.
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

GLOSSARY
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
COLLATERALIZED DEBT OBLIGATION (CDO)
A type of asset-backed security which provide investors exposure to the credit risk of a pool of fixed income assets.
COLLATERALIZED LOAN OBLIGATION
A type of CDO which are backed primarily by leveraged bank loans.
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
CONTINGENT LIABILITIES
Possible obligations that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because:
•	it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or
•	the amount of the obligation cannot be measured with sufficient reliability.
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

GLOSSARY
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
DELTA HEDGE
Minimizes the exposure of the employee option scheme by holding an appropriate number of (depository receipts for) ordinary shares. The exposure is reassessed every quarter and, if necessary, ordinary shares are bought from the market (or employees).
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
DISCRETIONARY PARTICIPATION FEATURE
A contractual right to receive, as a supplement to guaranteed benefits, additional benefits that: are likely to be a significant portion of the total contractual benefits, whose amount or timing is contractually at the discretion of the insurer, that are contractually based on the performance of a specified pool or type of contract, (un)realized investment returns on a specified pool of assets held by the insurer, or the profit of the company, fund, or other entity that issues the contract.
EARNINGS AT RISK (EAR)
Measures the impact on IFRS earnings resulting from changes in market rates over a one year horizon.
ECONOMIC CAPITAL
The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. Given ING Group’s AA target rating, ING calculates economic capital requirements at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default in 2000 years or 0.05%).
EFFECTIVE INTEREST METHOD
A method of calculating amortized cost of a financial asset or liability and of allocating the interest income or interest expense over the relevant period.

GLOSSARY
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
FINANCIAL ASSET
Any asset that is:
•	cash

•	an equity instrument of another company.

•	a contractual right to:
•	receive cash or another financial asset from another company; or

•	exchange financial instruments with another company under conditions that are potentially favourable; or
•	certain contract that will or may be settled in ING’s own equity instruments.
FINANCIAL INSTRUMENTS
Contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.
FINANCIAL LIABILITY
Any liability that is a contractual obligation:
•	to deliver cash or another financial asset to another company; or

•	to exchange financial instruments with another company under conditions that are potentially unfavourable; or

•	certain contracts that will or may be settled in ING’s own equity instruments.
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
HISTORICAL SIMULATION
A model to calculate Value at Risk, assuming that future changes in risk factors will have the same distribution as they had in the past taking into account the non-linear behaviour of financial products.
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

GLOSSARY
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
LIQUIDITY RISK
The risk that ING Group or one of its subsidiaries cannot meet its financial liabilities when they fall due, at reasonable costs and in a timely manner.
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
MONTE CARLO SIMULATION
A model to calculate Value at Risk, assuming that changes in risk factors are (jointly) normally distributed taking into account non-linear behaviour of financial products.
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

GLOSSARY
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

GLOSSARY
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
RISK ADJUSTED RETURN ON CAPITAL (RAROC)
An advanced business performance measurement tool that enables management to view its revenues in the perspective of the risks that had to be taken to obtain that revenue. RAROC is calculated by dividing the risk-adjusted-return by economic capital.
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
SUB-PRIME MORTGAGES
Mortgage loans made to borrowers who cannot get a regular mortgage because they have a bad credit history or limited income.
SUBSIDIARY
An entity that is controlled by another entity.
SURRENDER
The termination of a life or retirement contract at the request of the policyholder after which the policyholder receives the cash surrender value, if any, on the contract.
SWAP CONTRACTS
Commitments to settle in cash at a specified future date, based on differentials between specified financial indices as applied to -a notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.
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

GLOSSARY
VALUE IN USE
The present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.
VARIANCE-COVARIANCE
A model to calculate Value at Risk, assuming that changes in risk factors are (jointly) normally distributed and that the change in portfolio value is linearly dependent on all risk factor changes.
WARRANT
A financial instrument that gives the holder the right to purchase ordinary shares.

SCHEDULE I — SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
Amounts are in millions of euros

			Column D
			Amount at
			which
			shown
			in the
Column A	Column B	Column C	balance
Type of investment	Cost	Fair value	sheet

DEBT SECURITIES
Debt securities held to maturity	16,753	16,354	16,753
Debentures/available-for-sale
— Dutch governments	6,260	6,295	6,295
— Foreign governments	80,464	80,612	80,612
— Public utilities	5,836	5,765	5,765
— Asset-backed securities	85,316	83,170	83,170
— Redeemable preference shares/sinking fund	415	391	391
— All other corporate bonds	80,861	79,717	79,717

SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
— Public utilities	356	392	392
— Banks, trusts and insurance companies	4,214	6,617	6,617
— Industrial and all others	8,134	11,589	11,589
Preference shares	1,362	1,349	1,349

Total investments	289,971	292,251	292,650

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

						Column G
						Net
						investment
						income
						(including
				Column E		other	Column H
		Column C		Other		income	Benefits,	Column I
	Column B	Future policy		policy		and other	claims,	Amortization
	Deferred	benefits,		and		expenses)	losses	of deferred	Column J
	policy	losses, claims,	Column D	claims	Column F	allocated	and	policy	Other	Column K
Column A	acquisition	and loss	Unearned	benefits	Premium	to underwriting	settlement	acquisition	operating	Premiums
Segment	costs	expenses	premiums	payable	revenue	accounts	expenses	costs	expenses	written

2007
Life	10,284	249,199		1,601	38,764	12,813	40,546	1,278	4,357	38,764
Non-life	408	6,172	2,564	302	5,701	1,276	3,430	274	2,054	5,780

Total	10,692	255,371	2,564	1,903	44,465	14,089	43,976	1,552	6,411	44,544

2006
Life	9,728	249,740		2,956	38,498	10,743	40,090	1,189	4,577	38,498
Non-life	435	6,651	2,631	176	5,929	857	3,184	255	1,775	5,994

Total	10,163	256,391	2,631	3,132	44,427	11,600	43,274	1,444	6,352	44,492

SCHEDULE IV — REINSURANCE
Amounts are in millions of euros

					Column F
		Column C	Column D		Percentage
	Column B	Ceded to	Assumed	Column E	of amount
	Gross	other	from other	Net	assumed
Column A	amount	companies	companies	amount	to net

2007 Premiums
— Life	39,170	1,968	1,562	38,764	4.0%
— Non-life	6,062	306	24	5,780	.4%

Total Premiums	45,232	2,274	1,586	44,544	3.6%

Life insurance in force	1,015,999	258,304	139,155	896,850	15.5%

2006 Premiums
— Life	38,838	2,004	1,664	38,498	4.3%
— Non-life	6,279	339	54	5,994	0.9%

Total Premiums	45,117	2,343	1,718	44,492	3.9%

Life insurance in force	1,054,179	282,936	152,659	923,902	16.5%

2005 Premiums
— Life	37,644	2,031	1,501	37,114	4.0%
— Non-life	6,556	526	57	6,087	0.9%

Total Premiums	44,200	2,557	1,558	43,201	3.6%

SCHEDULE VI — SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column G
Net
investment
income
(including
		Column C				other	Column H
		Reserves				income	Claims and claims			Column J
	Column B	for unpaid	Column D			and other	adjustment			Paid
	Deferred	claims &	Discount,			expenses)	expenses incurred		Column I	claims &
Column A	policy	claims	if any,	Column E	Column F	allocated to	related to		Amortization	claims	Column K
Affiliation with	acquisition	adjusted	deducted	Unearned	Earned	non-life	accident years		of	adjusted	Premiums
the registrant	costs	expenses	in Column C	premiums	premiums	operations	Current	prior	DPAC(1)	expenses	written

2007
Consolidated
Non-life entities	408	6,172	229	2,564	5,701	1,276	3,356	(250)	274	3,432	5,780

2006
Consolidated
Non-life entities	435	6,651	273	2,631	5,929	857	3,261	(471)	255	3,378	5,994

(1)	DPAC: Deferred policy acquisition costs