Form 20-F
period 2008-12-31
ING GROEP NV
filed 2009-03-19
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Hans van Barneveld
Telephone: +31 20 541 8510
E-mail: Hans.van.Barneveld@ing.com
Amstelveenseweg 500
1081KL Amsterdam
The Netherlands
(Name; Telephone, Email and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on
Title of each class	which registered
American Depositary Shares, each representing one Ordinary share	New York Stock Exchange
Ordinary shares, nominal value EUR 0.24 per Ordinary share and Bearer Depositary receipts in respect of Ordinary shares*	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
5.775% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange
7.375% ING Perpetual Debt Securities	New York Stock Exchange
8.50% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, nominal value EUR 0.24 per Ordinary share	2,063,147,969
Bearer Depositary receipts in respect of Ordinary shares	2,062,180,263
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
Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17      Item 18 ☐
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
Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.2674, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 6, 2009.
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
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
Effective March 4, 2008, amendments to Form 20-F permit Foreign Private Issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to US GAAP. The amendments also include a two-year transition provision to accommodate Issuers, such as ING Group that apply the EU IAS 39 hedge accounting carve-out and provide a reconciliation of result and equity under IFRS-EU to IFRS-IASB for the years ended 2008 and 2007. This reconciliation is included in Note 2.4 to the consolidated financial statements. A reconciliation of result under IFRS-EU to US GAAP for the year ending December 31, 2006, is provided in Note 2.5 to the consolidated financial statements.
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
Although certain references are made to information available on ING’s website, no materials from ING’s website or any other source are incorporated by reference into this Annual Report, except as specifically stated herein.

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
IFRS-EU differs in certain respects from IFRS-IASB and U.S. GAAP. See Note 2.4 to the consolidated financial statements for a description of the differences between IFRS-EU and IFRS-IASB and a reconciliation of certain income statement and balance sheet items to IFRS-IASB. See Note 2.5. to the consolidated financial statements for a description of the differences between IFRS-EU and U.S. GAAP and a reconciliation of certain income statement and balance sheet items to U.S. GAAP.
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

	Year ended December 31,
	2008	2008	2007(2)	2006(2)	2005(2)	2004(2)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-EU Consolidated Income Statement Data
Income from insurance operations:
Gross premiums written:
Life	49,261	38,868	40,732	40,501	39,144	36,975
Non-life	6,266	4,944	6,086	6,333	6,614	6,642

Total	55,527	43,812	46,818	46,834	45,758	43,617
Commission income	2,624	2,070	1,901	1,636	1,346	1,198
Investment and Other income	11,369	8,970	13,488	11,172	10,299	10,787

Total income from insurance operations	69,519	54,851	62,208	59,642	57,403	55,602
Income from banking operations:
Interest income	124,460	98,201	76,859	59,262	48,342	25,471
Interest expense	110,410	87,115	67,823	49,927	39,180	16,772

Net interest result	14,050	11,085	9,036	9,335	9,162	8,699
Investment income	(3,117)	(2,459)	947	483	937	363
Commission income	3,669	2,895	2,926	2,681	2,401	2,581
Other income	265	209	1,693	1,696	1,348	1,035

Total income from banking operations	14,868	11,731	14,602	14,195	13,848	12,678
Total income (3)	84,017	66,291	76,586	73,621	71,120	68,159

Expenditure from insurance operations:
Life	65,426	51,622	49,526	49,106	47,156	44,988
Non-life	6,165	4,864	6,149	5,601	6,269	6,292

Total expenditure from insurance operations	71,590	56,486	55,675	54,707	53,425	51,280

Total expenditure from banking operations	14,680	11,583	10,092	9,190	8,932	9,260

Total expenditure(3)(4)	85,902	67,778	65,543	63,681	62,226	60,419

Result before tax from insurance operations:
Life	(2,720)	(2,146)	5,314	3,436	2,666	2,647
Non-life	648	511	1,219	1,499	1,312	1,675

Total	(2,072)	(1,635)	6,533	4,935	3,978	4,322
Result before tax from banking operations	188	148	4,510	5,005	4,916	3,418

Result before tax	(1,885)	(1,487)	11,043	9,940	8,894	7,440
Taxation	(914)	(721)	1,535	1,907	1,379	1,709
Minority interests	(47)	(37)	267	341	305	276

Net result	(924)	(729)	9,241	7,692	7,210	5,755

Dividend on Ordinary shares	1,901	1,500	3,180	2,865	2,588	2,359
Addition to shareholders’ equity	(3,364)	(2,654)	6,061	4,827	4,622	3,396
Payable on non-voting equity securities (7)					(539)	(425)
Net result attributable to equity holders of the Company	(924)	(729)	9,241	7,692	7,210	5,755
Basic earnings per share(5)	(0.46)	(0.36)	4.32	3.57	3.32	2.71
Diluted earnings per share(5)	(0.46)	(0.36)	4.28	3.54	3.32	2.71
Dividend per Ordinary share (5)	0.94	0.74	1.48	1.32	1.18	1.07
Interim Dividend	0.94	0.74	0.66	0.59	0.54	0.49
Final Dividend	—	—	0.82	0.73	0.64	0.58
Number of Ordinary shares outstanding (in millions)	2,063.1	2,063.1	2,226.4	2,205.1	2,204.9	2,204.7
Dividend pay-out ratio (6)	n.a.	n.a.	34.3%	37.0%	35.5%	39.5%

	2006	2005	2004
	(EUR millions, except amounts per share)
U.S. GAAP Consolidated Income Statement Data
Total income	47,588	47,960	49,733

Net result U.S. GAAP, excluding cumulative effects	6,827	6,976	6,688
Cumulative effects of changes in accounting principles			(91)

Net result U.S. GAAP, including cumulative effects (8)	6,827	6,976	6,597

Net result per Ordinary share and Ordinary share equivalent(5)	3.17	3.21	3.10

	Year ended December 31,
	2008	2008	20072)	2006(2)	2005(2)	2004(2)
	USD(2)	EUR	EUR	EUR	EUR	EUR
		(in billions, except amounts per share and ratios)
IFRS-EU Consolidated Balance Sheet Data
Total assets	1,687.8	1,331.7	1,312.5	1,226.3	1,158.6	876.4
Investments:
Insurance	138.8	109.5	132.3	140.5	144.5	112.1
Banking	188.6	148.8	160.4	171.1	180.1	164.2

Total	327.4	258.3	292.6	311.6	324.6	276.3
Loans and advances to customers	785.5	619.8	553.0	474.4	439.2	330.5
Insurance and investment contracts:
Life	270.0	213.0	232.4	237.9	232.1	205.5
Non-life	8.6	6.8	9.6	10.1	12.8	11.4
Investment contracts	26.7	21.1	23.7	20.7	18.6

Total	305.3	240.8	265.7	268.7	263.5	216.9
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	347.6	274.3	275.1	283.1	269.4	219.4
Other deposits and bank funds	314.9	248.5	250.1	213.6	196.3	129.8

Total	662.6	522.8	525.2	496.7	465.7	349.2
Amounts due to banks	193.0	152.3	167.0	120.8	122.2	95.9
Share capital (in millions)		2,063.1	2,242.4	2,268.1	2,292.0	2,291.8
Shareholders’ equity	21.9	17.3	37.2	38.3	36.7	24.1
Non-voting equity securities	12.8	10.0
Shareholders’ equity per Ordinary share 5)	10.84	8.55	17.73	17.78	16.96	12.95

	2006	2005	2004
	(EUR billions, except amounts per share)
U.S. GAAP Consolidated Balance Sheet Data
Total assets	1,228.4	1,159.3	920.4
Shareholders’ equity	40.6	41.6	35.1
Shareholders’ equity per Ordinary share and Ordinary share equivalent(5)	18.88	19.21	16.00

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.2674 to EUR 1.00, the noon buying rate in New York City on March 6, 2009 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	For the impact of divestments see “Item 5. Operating and Financial Review and Prospects” .

(3)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1. to the consolidated financial statements.

(4)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

(5)	Net result per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary shares in issue. Shareholders’ equity per share is based on Ordinary shares outstanding at end of period. In 2008, amounts include coupon to Dutch State payable on the non-voting equity securities.

(6)	The dividend pay-out ratio is based on net result attributed to equity holders of the Company.

(7)	For details of the agreements with the Dutch State see Note 12 of Note 2.1 to the consolidated financial statements.

(8)	Upon adoption of SOP 03-1, “Accounting and Reporting by Insurance Enterprises for certain Nontraditional long-duration contracts and for separate Accounts”, and the related Technical Practice Aid (“TPA”) effective January 1, 2004, ING Group recognized a cumulative effect of change in accounting principle of EUR 91 million.
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

	U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low

2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2397	1.3476	1.1670
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3794	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009 (through March 6, 2009) (2)	1.2674	1.2710	1.3718	1.2549

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2008	1.4737	1.3939
October 2008	1.4058	1.2446
November 2008	1.3039	1.2525
December 2008	1.4358	1.2634
January 2009	1.3718	1.2804
February 2009	1.3064	1.2547
March 2009 (through March 6, 2009)	1.2674	1.2549
The Noon Buying Rate for euros on December 31, 2008 was EUR 1.00 = $ 1.3919 and the Noon Buying Rate for euros on March 6, 2009 was EUR 1.00 = $ 1.2674.

RISK FACTORS
Risks Related to the Financial Services Industry
Because we are an integrated financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect the profitability of our insurance, banking and asset management business.
Factors such as interest rates, securities prices, credit (including liquidity) spreads, exchange rates, consumer spending, business investment, real estate and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. For example, in an economic downturn, such as the one currently taking place, characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investment and consumer spending, the demand for banking and insurance products is adversely affected and our reserves and provisions are likely to increase, resulting in lower earnings. Securities prices, real estate valuations and private equity valuations may be adversely impacted, and any such losses would be realized through profit and loss and shareholders equity. Some insurance products contain minimum return or accumulation guarantees. If returns do no meet or exceed the guarantee levels we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets, such as the one currently taking place, causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. For more details on the impact of interest rates and exchange rate fluctuations on our operations, see “Item 5. Operating and financial review and prospects – Factors affecting results of operations”.
In case one or more of the factors mentioned above adversely affects the profitability of our business this might also result, among others, in the following:
-	the unlocking of deferred acquisition costs impacting earnings; and/or

-	reserve inadequacies which could ultimately be realized through profit and loss and shareholders equity; and/or

-	the write down of tax assets impacting net results; and or

-	impairment expenses related to goodwill and other intangible assets, impacting net results. Management believes that if ongoing market volatility adversely impacts the performance of the reporting units Retail Banking — Central Europe and Insurance Americas — United States, compared with what was assumed in the year-end 2008 goodwill impairment test, the book value (including goodwill) of these reporting units may exceed the related fair values, which would result in impairments. See Note 9 of Note 2.1 to the consolidated financial statements.
Shareholders’ equity and net result of ING in 2008 were significantly impacted by the turmoil and the extreme volatility in the worldwide financial markets. The financial markets and worldwide economies have deteriorated further in the first months of 2009 in several areas, especially the equity markets. Current levels continuing or a further negative development in financial markets and/or economies in 2009 may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. See “Subsequent Events” of Note 2.1 to the consolidated financial statements.
Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.
The capital and credit markets have been experiencing extreme volatility and disruption for more than eighteen months. In the second half of 2008, the volatility and disruption reached unprecedented levels. In some cases, market developments have resulted in restrictions on the availability of liquidity and credit capacity for certain issuers.

We need liquidity in our day-to-day business activities to pay our operating expenses, interest on our debt and dividends on our capital stock; maintain our securities lending activities; and replace certain maturing liabilities. The principal sources of our liquidity are deposit funds, insurance premiums, annuity considerations, cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium- and long-term debt, junior subordinated debt securities, capital securities and stockholders’ equity.
In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available, or available at unfavorable terms.
Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to delay raising capital, reduce or postpone payment of dividends on our shares or interest payments on other securities, issue capital of different types or under different terms than we would otherwise, or incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.
In the course of 2008, governments around the world, including the Dutch government, have implemented measures providing assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases governments have even nationalised companies or parts thereof. The measures adopted in the Netherlands consist in both liquidity provision and capital reinforcement, and a Dutch Capital Guarantee Scheme. The liquidity and capital reinforcement measures apply for a period of one year as of October 10, 2008, while the Credit Guarantee Scheme of the Netherlands is scheduled to run through December 31, 2009 (see Item 4. “Recent Developments”). So far we have been able to benefit from these measures. Going forward, the Dutch authorities will look at each application individually. Potential future transactions with the Dutch government or any other government or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers, creditors, our results, operations, solvency, liquidity and governance.
Because our life and non-life insurance and reinsurance businesses are subject to losses from unforeseeable and/or catastrophic events, which are inherently unpredictable, our actual claims amount may exceed our established reserves or we may experience an abrupt interruption of activities, each of which could result in lower net results and have an adverse effect on our results of operations.
In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods, earthquakes and epidemics, as well as events such as terrorist attacks. The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and can not always be adequately reserved for. Furthermore, we are subject to actuarial and underwriting risks such as, for instance, mortality, morbidity, and adverse home claims development which result from the pricing and acceptance of insurance contracts. In accordance with industry practices, modelling of natural catastrophes is performed and risk mitigation measures are made. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, and based on current information, we believe our claim reserves are sufficient, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net results may be adversely affected. In addition, because unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, losses may further increase.

Because we operate in highly regulated industries, laws, regulations and regulatory policies or the enforcement thereof that govern activities in our various business lines could have an effect on our reputation, operations and net results.
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
In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently considering, major legislative and/or regulatory initiatives in response to the financial crisis. In particular, governmental and regulatory authorities in the Netherlands, the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation and financial reporting, among others. Most recently, governments in the Netherlands and abroad have intervened on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. For restrictions related to the agreements of ING with the Dutch State, see “Risks related to the Company — Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions.” We cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition.
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
RISKS RELATED TO THE COMPANY
Ongoing turbulence and volatility in the financial markets have adversely affected us, and may continue to do so. We currently do not expect these conditions to improve in the short term.
Our results of operations are materially impacted by conditions in the global capital markets and the economy generally. The stress experienced in the global capital markets that started in the second half of 2007 continued and substantially increased throughout 2008 and continues in 2009. The crisis in the mortgage market in the United States, triggered by a serious deterioration of credit quality, led to a revaluation of credit risks. These conditions have resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities (ABS) and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and the continuing market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world. In addition, the confidence of customers in financial institutions is being tested. Reduced confidence could have an adverse effect on our revenues and results of operations, including through an increase of lapses or surrenders of policies and withdrawal of deposits.
As a result of the ongoing and unprecedented volatility in the global financial markets in 2007 and 2008, we have incurred negative revaluations on our investment portfolio, which have impacted our earnings and shareholders’ equity. Furthermore, we have incurred impairments and other losses, which have impacted our profit and loss accounts. Reserves for insurance liabilities are overall adequate at the Group and Business Line level. Inadequacies in certain product areas have developed. Reference is made to Note 2.1 to the consolidated financial statements “Risk Management — Reserve Aquadecy”.
Such impacts have arisen primarily as a result of valuation issues arising in connection with our investments in real estate and private equity, exposures to US mortgage-related structured investment products, including sub-prime and Alt-A Residential and Commercial Mortgage-Backed Securities (CMBS and RMBS), Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs), monoline insurer guarantees, Structured Investment Vehicles (SIVs) and other investments. In many cases, the markets for such investments and instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. While we continue to monitor our exposures in this area, in light of the ongoing market environment and the resulting uncertainties concerning valuations, there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts from such assets in future periods.
Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. The Netherlands and the United States are our largest markets for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank/Fortis and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, Fortis and Aegon. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. In 2008, this trend accelerated considerably, as several major financial institutions consolidated, were forced to merge or received substantial government assistance. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices.

Because we do business with many counterparties, the inability of these counterparties to meet their financial obligations could have an adverse effect on our results of operations.
General
Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing house and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, etc., or even rumors about potential defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses for us, and defaults by other institutions. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized, or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. There is no assurance that losses on, or impairments to the carrying value of these assets would not materially and adversely affect our business or results of operations.
Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our (potential) reinsurance receivables as of December 31, 2008, the greatest exposure after collateral to an individual reinsurer was approximately 32%, approximately 68% related to four other reinsurers and the remainder of the reinsurance receivables balance related to various other reinsurers. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our net results and our financial results.
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
Because we use assumptions to model client behavior for the purpose of our market risk calculations, the difference between the realization and the assumptions may have an adverse impact on the risk figures and future results.
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
In the less developed markets in which we operate, judiciary and dispute resolution systems may be less developed. As a result in case of a breach of contract we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and net result.

Because we are a financial services company and we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.
When new financial products are brought to the market, communication and marketing aims to present a balanced view of the product (however there is a focus on potential advantages for the customers). Whilst we engage in a due diligence process when we develop products, if the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations, customers may file claims against us. Such claims could have an adverse effect on our operations and net result.
Ratings are important to our business for a number of reasons. Among these are the issuance of debt, the sale of certain products and the risk weighting of Bank assets. Downgrades could have an adverse impact on our operations and net results.
We obtain credit ratings from Standard & Poor’s, Moody’s and Fitch. While we aim to maintain a senior unsecured rating of AA, each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. In the event of a downgrade the cost of issuing debt will increase, having an adverse effect on net results.
Claims paying ability, at the Group or subsidiary level, and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade could elevate lapses or surrenders of policies requiring cash payments, which might force us to sell assets at a price that may result in realized investment losses. Among others, total invested assets decreases and deferred acquisition costs might need to be accelerated, adversely impacting earnings. A downgrade may adversely impact relationships with distributors of our products and services and customers, which may affect new sales and our competitive position.
Our Bank assets are risk weighted. Downgrades of these assets could result in a higher risk weighting which may result in higher capital requirements and thus a need to deleverage. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position.
Our business may be negatively affected by a sustained increase in inflation.
A sustained increase in the inflation rate in our principal markets would have multiple impacts on ING and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates which may (i) decrease the value of certain fixed income securities we hold in our investment portfolios resulting in reduced levels of unrealized capital gains available to us which could negatively impact our solvency position and net income, (ii) result in increased surrenders of certain life & savings products, particularly, those with fixed rates below market rates, and (iii) require us, as an issuer of securities, to pay higher interest rates on debt securities we issue in the financial markets from time to time to finance our operations which would increase our interest expenses and reduce our results of operations. A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may (i) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealized capital gains available to us which would reduce our net income and negatively impact our solvency position, (ii) negatively impact performance, future sales and surrenders of our unit-linked products where underlying investments are often allocated to equity funds, and (iii) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations. In addition, in the context of certain property & casualty risks underwritten by our insurance subsidiaries (particularly “long-tail” risks), a sustained increase in inflation with a resulting increase in market interest rates may result in (i) claims inflation (i.e., an increase in the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), coupled with (ii) an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently, (iii) actual claims payments significantly exceeding associated insurance reserves which would negatively impact our results of operations. In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in a systemic mis-pricing of our products resulting in underwriting losses which would negatively impact our results of operations.
Operational risks are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.
Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to the Company, other well-known companies or the financial services industry in general.
Adverse publicity and damage to ING’s reputation arising from its failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well known companies, increasing regulatory and law enforcement scrutiny of “know your customer” anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by ING to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputation harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in cease and desist orders, suits, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable.
Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99% of our Ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions, which could affect your rights as a shareholder.
While holders of our bearer receipts are entitled to attend and speak at the General Meeting, voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (“the Trust”) holds more than 99% of our Ordinary shares, and exercises the voting rights attached to the Ordinary shares (for which bearer receipts have been issued). Holders of bearer receipts who attend – in person or by proxy — the General Meeting must obtain voting rights by proxy from the Trust. Holders of bearer receipts and holders of the ADSs (American Depositary Shares) representing the bearer receipts, who do not attend the General Meeting, may give binding voting instructions to the Trust. See “Item 7. Major Shareholders and Related Party Transactions – Voting Instructions of holders of bearer receipts of Ordinary shares to the Trust”. The Trust is entitled to vote on any Ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to make use of the voting rights attached to the Ordinary shares in the interest of the holders of bearer receipts, while taking into account:
▪	our interests,

▪	the interests of our affiliates, and

▪	the interests of our other stakeholders
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
The share price of our bearer receipts and our ADSs has been volatile in the past, in particular over the past year. The share price and trading volume of our bearer receipts and our ADSs may continue to be subject to significant fluctuations due, in part, to the high volatility in the securities markets generally and more particular in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:
▪	market expectations of the performance and capital adequacy of financial institutions in general;

▪	investor perception of the success and impact of our strategies;

▪	a downgrade or review of our credit ratings;

▪	potential litigation or regulatory action involving ING Group or sectors we have exposure to through our insurance and banking activities;

▪	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

▪	general market circumstances.
Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions.
For so long as the Dutch State holds at least 25% of the Core Tier-I Securities issued by us on November 12, 2008, for so long as the Illiquid Assets Back-up Facility between ourselves and the Dutch State agreed upon in the term sheet of January 26, 2009 is in place, or for so long as any of the government guaranteed senior unsecured bonds issued by ING Bank N.V. successively on January 30, 2009, February 20, 2009 and March 12, 2009 under the Credit Guarantee Scheme of the Netherlands (the “Government Guaranteed Bonds”) are outstanding, whichever expires last, we are prohibited from issuing or repurchasing any of our own shares (other than as part of regular hedging operations and the issuance of shares according to employment schemes) without the consent of the Dutch State’s nominees on the Supervisory Board (see below). In addition, under the terms of these agreements with the Dutch State, we have agreed to institute certain restrictions on the compensation of the members of the Executive Board and Senior Management, including incentives or performance-based compensation. These restrictions could hinder or prevent us from attracting or retaining the most qualified management with the talent and experience to manage our business effectively. In connection with these transactions, the Dutch State was granted the right to nominate two candidates for appointment to the Supervisory Board. The Dutch State’s nominees have veto rights over certain material transactions, as set forth in “Item 6. Directors, Senior Management and Employees – Supervisory Board”.
The issuance of the Core Tier-I Securities to the Dutch State has increased the cumulative change of ownership for United States tax purposes to approximately 42% as per November 12, 2008. Future increases of capital or other ownership changes may bring ING over the 50% threshold, in which case limitations to the future use of tax loss carry forwards as well as certain so-called built-in-losses may adversely affect net result and equity.
Section 382 of the United States Internal Revenue Code contains a so-called loss limitation rule, the general purpose of which is to prevent trafficking in tax losses (i.e. it is an anti-abuse rule). The rule is triggered when the ownership of a company changes by more than 50% (measured by value) on a cumulative basis in any three year period. If triggered, restrictions may be imposed on the future use of realised tax losses as well as certain losses that are built into the assets of the company at the time of the ownership change and that are realised within the next five years. The issuance of EUR 10 billion of securities by ING to the Dutch State on November 12, 2008 brought ING’s (cumulative) change of ownership as per that date to approximately 42%. As a result, future increases in capital or other changes of ownership may adversely affect the net result or equity of ING, unless relief from the loss limitation rules is obtained, which may or may not be possible.
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
Telephone +31 20 541 5411
Our mission
ING aims to deliver its financial products and services in the way its customers want them delivered: with exemplary service, convenience and at competitive prices. This is reflected in our mission statement: to set the standard in helping our customers manage their financial future.
Our profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. We serve more than 85 million private, corporate and institutional customers in Europe, North and Latin America, Asia and Australia. We draw on our experience and expertise, our commitment to excellent service and our global scale to meet the needs of a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments.
Our strategy
ING’s overall ambition is to help customers manage their financial future. Capitalising on changing customer preferences and building on our solid business capabilities, ING’s strategic focus is on banking, investments, life insurance and retirement services. We want to provide retail customers with the products they need during their lives to grow savings, manage investments and prepare for retirement with confidence. With our wide range of products, innovative distribution models and strong footprints in both mature and developing markets, we have the long-run economic, technological and demographic trends on our side. We align our business strategy around a universal customer ideal: saving and investing for the future should be easier. While steering the business through turbulent times, we will execute efforts across all our business lines to strengthen customer confidence and meet their needs, preserve a strong capital position, further mitigate risks and bring our costs in line with revenue expectations.
Our stakeholders
ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders: customers, employees, communities and shareholders. ING strives to be a good corporate citizen.
Our corporate responsibility
ING wants to pursue profit on the basis of sound business ethics and respect for its stakeholders. Corporate responsibility is therefore a fundamental part of ING’s strategy: ethical, social and environmental factors play an integral role in our business decisions.

CHANGES IN THE COMPOSITION OF THE GROUP
Acquisitions effective in 2008
In December 2008, ING acquired 100% of the voluntary pension fund Oyak Emeklilik for a total consideration of EUR 110 million. Goodwill of EUR 69 million was recognised on the acquisition and is mainly attributable to the operational synergies and the future business potential resulting from the acquisition.
In July 2008, ING acquired approximately 97% of Interhyp AG, Germany’s largest independent residential mortgage distributor for a total consideration of EUR 418 million. Goodwill of EUR 371 million was recognised on the acquisition and is mainly attributable to the future potential for enhancing ING’s distribution platforms in Europe resulting from the acquisition.
In July 2008, ING acquired 100% of CitiStreet, a leading retirement plan and benefit service and administration organisation in the US defined contribution marketplace for a total consideration of EUR 578 million. Goodwill of EUR 462 million was recognised on the acquisition and is mainly attributable to the operational synergies and the future business potential resulting from the acquisition, making ING one of the largest defined contribution businesses in the United States.
In January 2008, ING closed the final transaction to acquire 100% of Banco Santander’s Latin American pension and annuity businesses through the acquisition of the pension business in Chile. See Note 29 of Note 2.1 to the consolidated financial statements “Acquisitions effective in 2007” for full details of the entire deal.
Disposals effective in 2008
In December 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for EUR 272 million The sale resulted in a net loss of EUR 144 million. As disclosed in Note 21 ‘Other liabilities’ of Note 2.1 to the consolidated financial statements a loss on disposal of EUR 129 million was reported in 2007. In 2008, EUR 15 million additional losses, predominantly relating to currency exchange rate changes were recognised.
In July 2008, ING announced it had completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced in February 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale resulted in a gain of EUR 182 million.
In January 2008 ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners, resulting in a gain on disposal of EUR 55 million.
Disposals announced and occurring or expected to occur in 2009
In October 2008 ING announced that it had reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. for approximately EUR 447 million. At December 31, 2008 ING Life Taiwan qualified as a disposal group held for sale. The sale was completed on February 13, 2009. Consequently ING Life Taiwan will be deconsolidated in the first quarter 2009. ING will be paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and sale prices being paid in subordinated debt securities of the acquirer. ING Life Taiwan is included in the segment Insurance Asia/Pacific. This transaction is expected to result in a loss of EUR 292 million . A provision has been recognised for this loss in Other liabilities. The loss has been recognised in 2008 in ‘Net gains/losses on disposal of group companies’ in the profit and loss account.
As mentioned in “Acquisitions effective in 2007” in Note 29 of Note 2.1 to the consolidated financial statements, ING acquired the AFJP Pension (Origenes AFJP S.A.) company in Argentina as part of the Santander transaction. In November 2008 the Government of Argentina passed legislation to nationalise the private pension system (AFJPs). Under the law, all client balances held by the private pension system would be transferred to the Argentina Government and AFJP’s pension business would be terminated. The law became effective in December 2008 when the Argentine Social Security Administration (ANSES) took ownership over the affiliate accounts. The nationalisation impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. This resulted in a loss of EUR 188 million being recognised in 2008.
In February 2009, ING announced that it had agreed to sell its 70% stake in ING Canada for net proceeds of approximately EUR 1,265 million (CAD 2,163 million). The transaction was closed on February 19, 2009 and will be booked in 2009. This transaction will result in a decrease in Total assets of approximately EUR 5,471 million and a decrease of Total liabilities of approximately EUR 3,983 million.

For the years 2007 and 2006 as well as a description of on-going capital expenditures, see Note 29 of Note 2.1 to the consolidated financial statements.
RECENT DEVELOPMENTS
In October 2008, the Dutch State announced measures to protect the financial sector. The Dutch State has stated it is committed to make capital available to each financial enterprise in the Netherlands that is fundamentally sound and viable. The objective is  to maintain these institutions’ own funds at the levels deemed necessary by the supervisor. The contribution of the government can take various forms, such as a participation via preferential shares, or otherwise if so required on account of the legal form, group structure or other considerations. Any financial enterprise meeting the above description is entitled to apply for this measure. If necessary, financial enterprises may consult with the authorities on specific balance-sheet problems. In any event, all these measures will be subject to conditions in order to limit market distortions and the financial risks for the government and to prevent misuse. The conditions will relate, among other things, to guarantees on returns, the financing of operational costs by the financial enterprises concerned, executive pay and representation in the executive bodies. The above applies for a period of one year as of October 10, 2008.
In addition the State of the Netherlands implemented a EUR 200 billion guarantee scheme for the issuance of medium term bank debt (the “Credit Guarantee Scheme”). The program is scheduled to run through December 31, 2009. The guarantee scheme targets non-complex senior unsecured loans ‘plain vanilla’ commercial paper, certificates of deposit, and medium term notes, with maturities ranging from 3 to 36 months. Fees will depend on creditworthiness of the banks involved and will be based on historical credit default swap spreads (or an approximation if necessary), with an addition of 50 basis points. Maturities of less than a year will have a fixed fee of 50 basis points. The scheme will include loans denominated in euros, US Dollars and British Pounds. Both principal and interest will be covered. The Dutch State Treasury Agency will execute the scheme.
The ING Group benefited from the capital support facilities set up by the Dutch Sate as part of the measures adopted in response to the financial and economic crisis. In November 2008, ING Group issued EUR 10 billion of non-voting Core Tier-1 securities (the “Core Tier-1 Securities”) to the Dutch State. In January 2009, ING Group negotiated an Illiquid Assets Back-up Facility term sheet with the Dutch State (the “Illiquid Assets Back-up Facility); this transaction is expected to close in the first quarter of 2009, subject to final documentation and regulatory approval. For more information see “Item 4. Corporate Governance – Transactions with the Dutch State”. In January, February and March 2009 ING placed 3 government guaranteed senior unsecured bond issues (see list below).
On January 26, 2009, ING announced measures to reduce risks and expenses in order to adapt the Group to the current environment. In January 2009, ING entered into an Illiquid Assets Back-up Facility term sheet with the Dutch State covering ING’s Alt-A RMBS portfolio. Through this transaction, which is expected to close in the first quarter of 2009, subject to final documentation and regulatory approval, risks are expected to be reduced with respect to 80% of ING’s Alt-A RMBS portfolio. In addition, expenses are targeted to be cut by EUR 1 billion in 2009, including by means of a headcount reduction of 7,000 positions. Furthermore, selective divestments will be made outside the focus of the core franchise. For more information see “Item 4. Corporate Governance – Transactions with the Dutch State”.
On January 26, 2009, ING announced that Michel Tilmant had stepped down from the Executive Board and that Jan Hommen will be nominated for appointment to the Executive Board at the 2009 annual General Meeting. Following his appointment he will act as chairman of the Executive Board. For recent changes in the Executive Board and Supervisory Board reference is made to “Item 6. Directors, Senior Management and Employees”.
On January 30, 2009, ING Bank announced that it has successfully placed 3 year USD denominated government guaranteed senior unsecured bonds. The issue of USD 6 billion was done under the Credit Guarantee Scheme of the Netherlands and is part of ING Group’s regular medium-term funding operations.
On November 18, 2008, ING announced the voluntary delisting from the Frankfurt, Paris and Swiss stock exchanges. The delisting was completed in the first quarter of 2009. The listings of (depositary receipts for) shares on Euronext Amsterdam and Euronext Brussels and of ADRs on the New York Stock Exchange are not affected by the delisting.
On February 11, 2009, ING announced that it closed the sale of its Taiwanese life insurance business to Fubon Financial Holding Co. Ltd. See “Disposals announced and occurring or expected to occur in 2009”.

On February 16, 2009, in light of the recently announced cost reduction programme, ING confirmed not to renew the three year sponsorship (2007-2009) contract with Renault F1 and to end its presence in F1 beyond the 2009 season.
On February 19, 2009, ING Group announced that it has completed the sale of its 70% stake in ING Canada via a private placement and a concurrent “bought deal” public offering. ING no longer owns an interest in ING Canada, the largest provider of property & casualty insurance products and services in Canada. See: “Disposals announced and occurring or expected to occur in 2009”.
On February 20, 2009, ING Bank announced that it has placed a 5 year EUR 4 billion government guaranteed senior unsecured bond issue. The issue of EUR 4 billion was done under the Credit Guarantee Scheme of the State of the Netherlands and is part of ING Bank’s regular medium-term funding operations.
On February 23, 2009, ING announced that the Supervisory Board intends to nominate Patrick Flynn (1960, Irish) for appointment to the Executive Board at the annual General Meeting of Shareholders of April 27, 2009. Upon appointment Patrick Flynn will become the new Chief Financial Officer of ING.
On March 12, 2009, ING Bank announced that it has placed a 5 year USD denominated government guaranteed senior unsecured bond issue. The issue of USD 2 billion was done under the Credit Guarantee Scheme of the State of the Netherlands and is part of ING Bank’s regular medium-term funding operations.
GROUP STRATEGY
Adjusting to a new reality
Key points:
▪	Confronting the crisis head on

▪	Prioritizing customers, capital, risk and costs

▪	Delivering an easier customer experience

▪	Focus on banking, investments, life insurance and retirement services
The global financial crisis has strongly impacted the financial services sector. ING has not been immune and has seen a corresponding deterioration in earnings. As maintaining the confidence of our stakeholders is essential to remain successful, we will confront the crisis head on by putting customers first, preserving our capital base, further mitigating risks and lowering costs. We will continue to align our long term business strategy around a universal customer ideal: saving and investing for the future should be easier. This is even more valid going forward, as the crisis proves that financial institutions need to reduce the complexity of their product and services offering and go back to the basics of finance.
Weathering the crisis
In the course of 2008 the financial crisis intensified significantly. It has become evident that the long-lasting period of low interest rates and ample liquidity has triggered the emergence of incongruities in the financial sector. A combination of factors has severely undermined the proper functioning of the financial system: the mispricing of risk and excessive leverage by a number of financial institutions, the rapid emergence of toxic assets, the industry’s over-reliance on mathematical modeling as well as the detrimental effects of certain incentive structures and the pro-cyclical working of accounting rules. As a result of the crisis, customer confidence in the sector has decreased significantly.
The consequences have been far-reaching. The market expectations of capital requirements for international financial institutions have increased substantially, forcing governments around the world to support banks with large capital injections. Unfortunately, ING was no exception. Although our commercial performance kept up reasonably well, the sharp market decline in 2008 led to significant impairments and negative revaluations across almost all asset classes, also affecting our earnings and capital position. Looking forward, all indicators suggest that market conditions will remain difficult throughout 2009.
Business initiatives
The challenges we are facing in these exceptional times clearly require thoughtful solutions. Therefore, we are taking a fresh look at our business to seek new ways of doing business. In the Netherlands, the new bank created by combining ING Bank and Postbank began operating under the ING brand from 2009. In Belgium, we continued with the implementation of a new retail branch service concept, transforming traditional branches into outlets with automated self-service cash functions and online banking access. We invested in our retail banking network with a particular focus on Poland, Romania, Turkey and India. Building on our banking business, ING

Direct aims to offer a more complete range of products in all countries, instead of offering single savings products. In Germany, ING Direct’s mortgage activities have been strengthened by the acquisition of Interhyp.
At Wholesale Banking, we reviewed and even selectively decreased our client coverage model in non-core markets. We reduced and exited certain volatile products and activities, especially in equities markets and within Financial Markets Strategic Trading. We will increasingly focus our full-service wholesale banking activities on the Benelux, where we aim to become the leading wholesale bank. ING also has ambitions to be a market leader in Poland and Romania, as well as in a number of key products globally, like Structured Finance.
In December 2008, we completed the acquisition of the Turkish voluntary pension company Oyak Emeklilik, which has been integrated in Insurance Europe. Oyak Emeklilik will be re-branded under the ING brand in 2009.
In the Americas, we are focused on the long-term growth opportunities presented by the ageing of the US population and the increasing wealth in Latin America. The acquisition of CitiStreet, one of the major retirement plan service and administration organizations in the US defined contribution market, provides us with an expanded geographic footprint and broader service offerings to customers. In Peru, we increased our stake in AFP Integra to 80%, the number one pension fund company by market share.
In Asia/Pacific, bank distribution was further reinforced through an exclusive agreement with the Royal Bank of Scotland in Hong Kong, and by sales expansion through TMB Bank from the Bangkok region to the entire branch network in Thailand. Furthermore, ING became one of the multi-region preferred strategic partners of HSBC Insurance.
Strategy: adjusting to a new reality
Financial institutions like ING have an important role to play in creating the conditions for social and economic progress, by taking and spreading the financial risks of individuals and companies. Yet, the credit crisis underscores that we can only do this if we are trusted by our customers. Earning and maintaining customer trust therefore an absolute prerequisite for any financial institution to operate. As the increased complexity of the financial services industry has been a major cause of the crisis and the loss of customer confidence, going back to the basics of finance is inevitable.
ING has a clear eye for what lies at the heart of our business: collecting customer balances and redeploying these in the economy, by means of a self originated loan book consisting of mortgages and corporate, private and other types of loans. We are well aware of our responsibilities and will continue to do our utmost to maintain the confidence of all our stakeholders and to contribute to a proper functioning of markets. We will align our long term business strategy around a universal customer ideal: saving and investing for the future should be easier.
Going forward we will take steps to strengthen our financial position and adjust to the reality of the global recession while keeping focus on our long-term priorities. In the short to medium term, we will step up efforts to steer the business through these turbulent times, to stabilize our company and reinforce our credibility. Our efforts will be focused on disciplined execution of these plans in 2009, specifically by:
▪	putting customers first

▪	preserving a strong capital position, including divestments that free up capital

▪	further mitigating risks

▪	bringing our costs in line with the operating environment
Putting customers first
The credit crisis has had a clear impact on customer needs, both in terms of product offering, as well as servicing models. These turbulent times prove once more that delivering an easier customer experience and going back to basics should be an essential part of our strategy. Hence, we will continue along the path chosen in 2007, when we launched our Easier programme, which emphasizes the attributes that build customer trust and competitive advantage over the long term: customers expect us to be available when they need us, to provide them with a clear overview of their financial situation, to respond to their queries in a fast and efficient manner, to be open and transparent about our products and services and to provide them with objective and professional advice. Apart from the need to reinforce our efforts to deliver an easier customer experience, the crisis has created a shift in customer demand towards products that offer wealth-protection and risk reduction. Therefore, we will reposition our product portfolio to accommodate changing customer needs.

Preserving a strong capital position
The economic environment has not only put pressure on the profitability of our business, but has also led to an internationally recognized belief that going forward, capital requirements for financial institutions should be higher. Although our capital position was above or in line with previously targeted levels and regulatory requirements, in October 2008 we decided to further strengthen our capital base in the form of the issuance of EUR 10 billion of CoreTier-1 Securities to the Dutch State, which brought our ING Bank Core Tier-1 ratio to 9.32% as per December 31, 2008.
The current environment also forces us to reassess in what businesses and geographies ING has a strong market position that is sustainable for the long term. We aim to avoid asset-growth in pressurized sectors and continue our efforts to deleverage our balance sheet and to reduce the volatility and complexity of our portfolio. We will make a number of selective divestments outside the core of our franchise to free up capital and simplify the organization. We will do so in a disciplined manner. In February 2009, we sold our interest our in ING Canada, the largest provider of property & casualty insurance products and services in Canada.
Mitigating risk
ING has been reducing risk across the balance sheet over the course of 2008. We aim to further reduce our risk exposure in the coming period. In 2008, we have started to reduce our real estate, private equity, corporate bond and interest rate exposure. We sold several equity stakes and implemented hedges. Moreover, we have begun to cap balance sheet growth for the bank and reduced market value risk for insurance operations. In Taiwan, ING sold its life insurance business to Fubon Financial Holding, which resulted in a reduction of interest rate risk exposure.
In January 2009, ING and the Dutch State reached an agreement on an Illiquid Assets Back-up Facility term sheet covering ING’s Alt-A residential mortgage-backed securities. Market prices for these securities had become depressed as liquidity dried up, which affected our results and equity far in excess of reasonably expected credit losses. This transaction with the Dutch State as described in the term sheet would significantly reduce the uncertainty regarding the impact on ING of any potential future losses on 80% of the portfolio. In 2009, we will continue to reduce our risk profile. We believe in a strong risk management function that is fully integrated into the daily management and strategic planning of all our business units. ING aims to close this transaction in the first quarter of 2009, but the closing is dependent on the completion of final documentation and approval of various regulators.
Bringing costs in line with the operating environment
With pressure on margins and investment returns, it is vital to contain costs. In January 2009 we announced the plan to cut operating expenses by EUR 1 billion in 2009. The structural expense reduction is expected to lead to annual savings of approximately EUR 1.1 billion from 2010 onwards. Of the cutback, 35% will come from a reduction of the workforce by approximately 7,000 full-time positions in 2009. The remainder of the expense reduction comes from decreasing costs for our head office, marketing, the Formula 1 programme, consultancy, third-party staff and the renegotiating of certain contracts with IT-vendors.
By taking these measures we are bringing expenses in line with the operating environment. This will make ING leaner and more flexible as we position ourselves for an eventual recovery.
Long term priorities
We are convinced that it is in the long-term interest of all our stakeholders (customers, employees, communities, and shareholders) to do whatever is necessary to maximize business opportunities whilst maintaining the financial health and growth prospects of our company. Our focus on banking, investments, life insurance, and retirement services, enables us to provide retail customers with the products they need during their lives to grow savings, manage investments and prepare for retirement with confidence. With our wide range of products, innovative distribution models and strong footprints in both mature and developing markets, we have the economic, technological and demographic trends on our side.
We will continue to invest in our bank distribution platforms. We are able to serve our 85 million customers through different distribution channels – our direct banking channels and branches and also through tied agents, and via distribution agreements with other parties. Banks can fill many customer needs across a wide range of products from liquidity to lending and investing. Banking is also structurally well-positioned with many chances for customer interaction and long customer retention.
But even with the right mindset and structure in place, shielding customers from market risks while managing earnings volatility remains a daunting challenge, especially in the uncertain market environment of today.

Therefore, we also want to make sure that we continue to be able to generate a good portion of our own assets as well. Our wholesale banking activities will thus continue to play a fundamentally important role, as our expertise in this field helps us generate the high-quality assets in which we can invest our retail deposits. Our wholesale banking business also provides us with relevant skills in risk management, and gives us access to financial markets around the world. Lastly, our asset management will also remain key to our strategy. In order to optimize our asset management skills, we will further strengthen our capabilities and investment expertise to deliver first-class investment performance for our clients.
High grow markets continue to play an important role for ING. Yet, given the new economic and regulatory realities and the necessity to preserve ING’s capital position, new investments will be tempered.
While drawing lessons from the crisis and the debate on the function of financial institutions in society, we will review the portfolio of the company in terms of markets, distribution models as well as product offering, in order to ensure our long-term competitiveness. We will focus on fewer, coherent and strong businesses Also, we will simplify the organization, improve the fundamentals of our business and invest in improving commercial processes.
Moreover, further strengthening of our brand around a universal ideal of delivering an easier customer experience remains a main objective, as awareness and appreciation of the ING brand is essential in building trust, a key driver for long-term business growth.
Last, but certainly not least, continued investment in our people is essential. ING is proud to have highly skilled and motivated staff. Hence, we will continue to promote people-oriented leadership, and to drive for excellence.
Conclusions and ambitions
The global financial crisis made 2008 an extremely challenging year for all financial institutions and ING was no exception. The sharp market decline in 2008 has confronted us with significant impairments and negative revaluations across almost all asset classes. ING is confronting the crisis head on by putting customers first, preserving a strong capital position, further mitigating risks and lowering costs.
While the global economy will be confronted with a recession in 2009, our first priority is to improve the financial fundamentals of the company, without losing perspective on the long term. We will assess our strategic focus and review our portfolio in the best interests of our customers: the markets we want to be in, our distribution models and our product offering. ING will pursue a universal customer ideal: saving and investing for the future should be easier.
CORPORATE GOVERNANCE
Legislative and regulatory developments
In December 2008, the Monitoring Committee of the Dutch Corporate Governance Code (the ‘Frijns Committee’) published an updated version of the Dutch Corporate Governance Code (‘Tabaksblat Code’ or ‘Code’), the draft of which was distributed for consultation in June 2008. The revised Code became effective on January 1, 2009.
ING Group is now considering the revised Code and to what extent it can be implemented. As recommended by the Frijns Committee, the implementation of the revised Code will be discussed at the 2010 General Meeting as a separate agenda item.
In 2008, several changes of EU origin relating to listed company disclosure and transparency were proposed to be implemented in Dutch law. These especially affect annual and interim financial reporting, a mandatory corporate governance statement in the annual report and – for public interest entities – the introduction of a mandatory audit committee. Subsidiaries of a public interest entity which complies with the mandatory audit committee requirement are exempt. ING Group, ING Bank N.V, and ING Verzekeringen N.V. have an audit committee, whereas the other ING Group subsidiaries in the Netherlands make use of this exemption.
Furthermore, also as a result of EU legislation, the rules on the maintenance and alteration of capital of public limited liability companies were amended. The amended rules, among others things, facilitate the issue of shares against contribution in kind, the repurchase of shares, and the provision of financial support for the acquisition of a company’s own stock by third parties.
A legislative proposal to implement the EU Shareholder Rights Directive was submitted to the Dutch Parliament in November 2008. It primarily addresses matters of logistics in the build-up to a general meeting, such as the disclosure and distribution of the meeting materials, the record date, shareholders’ proposals and the asking of questions.

Following a consultation procedure, a legislative proposal was submitted to Dutch Parliament in November 2008 to facilitate the introduction of the one-tier board into Dutch company law. The proposal will clarify the rules on the division of tasks in a board of directors. This proposal also includes a revised version of the conflict of interest rules and will abolish the required second candidate within the context of a binding nomination, recommended by the Tabaksblat Committee in 2003.
Finally, as a result of a change in Dutch law, the term ‘general meeting of shareholders’ in the Dutch Civil Code was changed to ‘general meeting’. For the time being ING Group is not planning to change its Articles of Association to incorporate the new term, though the term is used in this Annual Report.
Transactions with the Dutch State
On November 12, 2008, ING Group issued 1 billion Core Tier-1 Securities (‘Securities’) to the Dutch State against payment of EUR 10 per Security resulting in an increase of ING Group’s Core Tier-1 capital of EUR 10 billion. The Securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting. The financial entitlements of the Securities are described in Note 12 of Note 2.1 to the consolidated financial statements.
In January 2009, ING entered into an Illiquid Assets Back-up Facility term sheet with the Dutch State covering ING’s Alt-A Residential Mortgage-Backed Securities (RMBS) portfolio. Through this transaction, which is expected to close in the first quarter of 2009, subject to the completion of final documentation and regulatory approval, the Dutch State will become the economic owner of 80% of the Alt-A RMBS portfolio. This transaction is expected to be concluded at a price of 90% of par value with respect to the 80% proportion of the portfolio of which the Dutch State will become the economic owner. Par value of the portfolio is approximately EUR 30 billion. Following the deteriorated economic outlook in the third and fourth quarter, market prices for these securities had become depressed as liquidity dried up, which had an impact on ING’s results and equity far in excess of estimated credit losses. Under the terms of the facility, ING will sell an undivided 80% interest in each security in the Alt-A RMBS portfolios to the Dutch State. The Dutch State will absorb 80% of the risks and returns on the Alt-A RMBS portfolio. ING will remain exposed to 20% of the risk of the Alt-A RMBS portfolios and will remain the legal owner of 100% of the securities. In the portfolio as such the transaction will significantly reduce the uncertainty regarding the impact on ING of any future losses in the portfolio. In addition, as a result of the facility, 80% of the Alt-A RMBS portfolios will be derecognized from ING’s balance sheet under IFRS. Therefore, 80% of the negative revaluation reserve on the securities will be reversed, resulting in an increase of approximately EUR 5 billion in shareholders’ equity. Another benefit of the facility is that it will reduce the amount of ING’s risk weighted assets by approximately EUR 13 billion. As condition to the Facility ING will commit to support the growth of the Dutch lending business for an amount of EUR 25 billion on market conforming conditions. The Dutch State will also acquire certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A RMBS portfolio that is retained by ING.
On January 30, 2009, its subsidiary ING Bank N.V. announced that it had issued under the Credit Guarantee Scheme of the Netherlands USD 6 billion three-year government guaranteed senior unsecured bonds, in February 2009 a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond and in March 2009 a 5 year USD 2 billion government guaranteed senior unsecured bond (the “Government Guaranteed Bonds or the “Bonds’).
In the framework of these transactions, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million Securities, as long as the Back-up Facility is in place (provided that the final documentation is concluded and the closing occurs pursuant to the term sheet of January 26, 2009) or any of the Bonds is outstanding (whichever expired last). These arrangements entail that:
•	the Dutch State may recommend two candidates (‘State Nominees’) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Nominees (see “Item 6. Directors, Senior Management and Employees – Supervisory Board”);

•	ING Group will develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards and submit this to its General Meeting for adoption. This remuneration policy shall include incentive schemes which are linked to long-term value creation, thereby taking account of risk and restricting the potential for ‘rewards for failure’. The new remuneration policy will amongst others include objectives relating to corporate and social responsibility;

•	members of the ING Executive Board will not receive any performance-related payment – either in cash, options, shares or depositary receipts – for 2008, 2009 and subsequent years until the adoption of the new remuneration policy mentioned above;

•	severance payments to Executive Board member will be limited to a maximum of one year’s fixed salary, in line with the Tabaksblat Code;

•	ING undertakes to support the growth of the Dutch lending to corporates and consumers (including mortgages) for an amount of EUR 25 billion, on market conforming terms;

•	ING will pro-actively use EUR 10 billion of the Dutch Guarantee Scheme over 2009;

•	ING commits itself to maintaining the Dutch payment system PIN on its payment debit cards as long as other market participants, representing a substantial market share, are still making use of this payment system;

•	Appointment of the Chief Executive Officer of the Executive Board requires approval of the State’s nominees.
For more information on the State Nominees and for more information on the other arrangements, reference is made to Item 6. “ Directors, Senior Management and Employees”.
Shareholder participation and position of the Trust Office
As announced earlier, the Executive Board and the Supervisory Board intend to reconsider the position of the Stichting ING Aandelen (the “‘Trust Office”) and depositary receipts once the number of votes on ordinary shares and depositary receipts of ordinary shares, including proxies and excluding the votes which are at the discretion of the Trust Office at a General Meeting is at least 35% of the total votes that may be cast for three consecutive years.
In 2006, the percentage of votes thus cast amounted to 28% of total votes, which increased to 37.6% in 2007 and to well over 38% in 2008. The Executive Board is committed to encouraging depositary receipt holders, particularly institutional investors, to participate in voting at the General Meeting.
Elimination of preference A shares and preference B shares
In 2008 all remaining preference A shares were eliminated. Such shares were cancelled either following the repurchase of the depositary receipts of the A shares, or through redemption. Subsequently, the preference A shares and the preference B shares were removed from ING Group’s Articles of Association. As a result, all outstanding ING Group shares have voting rights proportional to their economic value as recommended under section IV.1.2 of the Dutch Corporate Governance Code.
Separate Remuneration Committee and Nomination Committee
On January 1, 2009, the Remuneration and Nomination Committee of the Supervisory Board was split into a separate Remuneration Committee and a Nomination Committee. As recommended under section III.5.11. of the Tabaksblat Code, the Remuneration Committee will not be chaired by the chairman of the Supervisory Board.
CORPORATE GOVERNANCE CODES
In compliance with the Dutch Corporate Governance Code
In its corporate governance structure and practices, ING Group uses the Tabaksblat Code of 2003 as reference. The Code can be downloaded on the website of the Frijns Committee. The ING Group corporate governance structure described in the document ‘The Dutch Corporate Governance Code — ING’s implementation of the Tabaksblat Code for good corporate governance’ was approved by the General Meeting on April 26, 2005. As a result, ING Group is considered to be in full compliance with the Tabaksblat Code, although it does not apply all best-practice provisions of the Code in full. The document is available on the website of ING Group (www.ing.com).
The following deviations from the Tabaksblat Code are to be reported for 2008:
•	best-practice provision II.1.1.: Michel Tilmant, being appointed as an Executive Board member before January 1, 2004, was appointed for an indefinite period of time. He stepped down from the Executive Board effective January 26, 2009;

•	best-practice provision II.2.3: Executive Board members may sell shares awarded to them without financial consideration within the five-year retention period in order to cover the wage tax which is to be withheld over the vested award, so as to avoid the total wage tax being withheld in the month of vesting exceeding the gross salary payment of that month;

•	best-practice provisions II.2.3, II.2.10 and II.2.11: although ING Group’s policy is to disclose the performance criteria for variable remuneration only to the extent that this information is not share price sensitive or competition-sensitive, this is not relevant for 2008 as no variable remuneration will be paid to Executive Board members with respect to performance in 2008;

•	best-practice provisions II.2.8, II.3.2. and II.3.3: Executive Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that apply to all employees. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. These exceptions are based on a lack of materiality;

•	best-practice provision III.2.2: if a Supervisory Board member does not meet the independence criteria of the Code, the Supervisory Board may still decide to consider such member to be independent in order to take into account specific circumstances, such as family and employment relations, so as to allow for situations of non-independence that are not material;

•	best-practice provisions III.2.2. and II.3.1: the legally required second candidate on a binding nomination for appointment to the Supervisory Board does not need to meet the independence criteria of the Tabaksblat Code nor the requirements of the Supervisory Board profile, in view of the contemplated abolition of this legal requirement;

•	best-practice provision III.3.4: Jan Hommen, who was appointed in the 2005 annual General Meeting as a Supervisory Board member, has more than five positions as a supervisory board member with other Dutch-listed companies. This was approved by the Supervisory Board in view of the fact that Jan Hommen’s intention to give up his chairmanship of the Supervisory Board of TNT N.V. With a view to his proposed appointment to the Executive Board at the 2009 General Meeting, Jan Hommen will step down from his positions as a Supervisory Board member of Reed Elsevier N.V. and TNT N.V. by April 2009. He will also step down from his position as a Supervisory Board member of Koninklijke FrieslandCampina N.V. (non-listed);

•	best-practice provision III.3.5: under special circumstances the Supervisory Board may deviate from the general rule that a member of the Supervisory Board may not be reappointed for more than two subsequent four-year terms;

•	best-practice provision III.5.1: instead of a separate remuneration committee and a nomination committee, ING Group established a combined Remuneration and Nomination Committee; this committee however, was separated into a Nomination Committee and a Remuneration Committee on January 1, 2009;

•	best-practice provision III.5.11: the Remuneration and Nomination Committee was chaired by the chairman of the Supervisory Board (best-practice provision III.5.11); as of January 1, 2009, the new separate Remuneration Committee will no longer be chaired by the chairman of the Supervisory Board;

•	best-practice provision III.6.1: in the case of a transaction with a family member that entails a conflict of interests according to the Code, the Supervisory Board may decide that no conflict of interests exists if the relationship is based on a marriage that is now over, to allow for situations where the family relationship no longer exists;

•	best-practice provision III.6.3 and III.6.4: transactions with Supervisory Board members or persons holding at least 10% of the shares of ING Group in which there are significant conflicting interests will be published in the Annual Report, unless (i) this conflicts with the law, (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents this and/or (iii) the information is so competition-sensitive that the publication could damage the competitive position of ING Group;

•	best-practice provisions III.7.4: Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. These exceptions are based on a lack of materiality;

•	best-practice provision IV.3.8: if a notarial report is drawn up of the General Meeting, shareholders will not have the opportunity to react to the minutes of the meeting, as this would be in conflict with the laws applicable to such notarial report.
NYSE Requirements
For an overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies, see Item 16G. Corporate Governance. The summary of such significant differences is also available on the website of ING Group (www.ing.com).
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

The following chart shows the breakdown by business line of ING’s total income for the year 2008. Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and result before tax by business line for the years ended 2008, 2007 and 2006.

INSURANCE EUROPE
ING Insurance Europe operates in the Netherlands, Belgium, Luxembourg, Italy, Spain, Greece, Poland, Hungary, the Czech Republic, Slovakia, Romania, Bulgaria and Russia. The operating companies in these countries have tailored their insurance products, investment and pension fund services for certain target markets and distribution channels. In the wake of the credit crisis, Insurance Europe will focus on retaining its customers, managing capital efficiently and reducing its cost base .
ING Insurance Europe has three key strategic priorities. First, in the mature markets of the Benelux, ING focuses on improving efficiency and optimising the balance sheet. Second, in the growing markets of Central Europe, the focus is on accelerating growth in key geographies. Third, across all regions, ING leverages on the opportunities created by the ageing of the European population by reinforcing its position as a specialist provider of banking, life insurance, investments and retirement services for retail customers.
In the Netherlands, ING offers basic retail insurance products via direct marketing (Postbank, which has been rebranded ING in early 2009), while independent intermediaries (Nationale-Nederlanden) and tied agents (RVS) are more suitable for selling complex products requiring personal service and specialized advice. In Central Europe, tied agents are the main distribution channel. In this region too, ING continues to strive towards a multi-distribution approach with banks, brokers and direct marketing as additional channels. ING considers the client’s need for personal service and specialized advice as an important factor in determining how to distribute its products and services within Europe.
ING Investment Management Europe (“ING IM Europe”) is the principal proprietary asset manager for ING Insurance Europe. ING IM Europe also manages equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Bank Netherlands, ING Bank Belgium, Nationale-Nederlanden and third party distributors. In addition, ING IM Europe is responsible for managing the treasury activities of ING Insurance.
ING’s life insurance products in Europe consist of a broad range of traditional, unit-linked and variable annuity policies written for both individual and group customers. In some countries, Group policies are designed to fund private pension benefits offered by a wide range of businesses and institutions as a supplement to government provided benefits. ING is also a prominent provider of mandatory and voluntary pension funds in several countries in Central Europe. ING also has a dedicated team to develop and grow its variable annuity business across Europe. Thus far the variable annuity product has been rolled out in Spain, Poland, Hungary and the Netherlands and in 2009, it will be rolled out in Belgium.
ING’s non-life products, mainly in the Netherlands, include coverage for both individual and commercial/group clients for fire, automobile, disability, transport and aviation insurance, third party liability insurance and indirect premiums (incoming reinsurance premiums). Nationale-Nederlanden has also developed a central product manufacturing service for property & casualty insurance, which has developed products for ING Bank in Belgium and ING in the Netherlands. ING offers a broad range of disability insurance products and complementary services for employers and self-employed professionals (such as dentists, general practitioners and lawyers).
INSURANCE AMERICAS
ING Insurance Americas (“ING Americas”) operates in three main geographic areas: Canada, the United States, and Latin America. ING Americas offers life and non-life insurance, retirement services (primarily defined contribution plans), annuities, mutual funds, broker-dealer services and institutional products, including group reinsurance and institutional asset management products and services.
In 2008, ING Americas in the United States operated through three divisions: Wealth Management (retirement services, annuities and broker-dealer services), Insurance (individual life, group life and reinsurance) and Asset Management. Through these divisions, ING provides a wide variety of financial products and services to individual and institutional customers. Distribution channels for Wealth Management and Insurance include career agents, independent producers, brokers-dealers and financial institutions as well as financial planners and affiliated distribution channels. Career agents, affiliated and independent broker-dealers and an institutional sales force support the Asset Management division’s product distribution. In 2009 a new structure will simplify the US Wealth Management business model by separating the management of the annuities product line from that of retirement services, and provide more focus on ING’s diverse collection of customers and distribution partners.

ING is a major player in retirement services, providing defined contribution plans to small and medium-sized corporations, educational institutions, hospitals and governments. The integration of the CitiStreet business acquired in May of 2008 into Retirement Services has proceeded well and key business and operation policies and strategies have been developed which leverage the strengths and talents of both organizations. CitiStreet, one of the premier retirement plan service and administration organizations in the US defined contribution marketplace, provides ING with unique market opportunities. These include an expanded geographic footprint, further entry into specific market segments and broader service offerings to customers. ING plans to fully leverage CitiStreet’s excellent scalable technology platform to allow smooth business expansion.
ING continued to invest in expanding its distribution capacity, particularly in variable annuities, seeking out partnerships with major distributors. Several major distribution partnerships were announced during the year. ING continued to target pre-and post retirees in sales strategies as part of the “EASIER” brand campaign. Sales began to slow in the third quarter as equity markets became more volatile and dipped further in the fourth quarter. Several product changes were made over the course of the year and additional changes will be made in 2009 in response to deteriorating market conditions.
The Asset Management organization includes ING Investment Management Americas (“ING IM Americas”), Mutual Funds and Financial Products. ING IM Americas manages proprietary assets for ING Americas’ insurance entities, investing in a diverse mix of public fixed income, private placements, commercial mortgages and alternative assets. ING IM Americas third party business units (mainly in the U.S.) include mutual fund sub-advisory, institutional assets, alternative assets and managed accounts; their products are distributed through internal, affiliated and outside distribution channels. Third party assets are managed in a wide range of investment styles and portfolios including: domestic and international equity portfolios of various value, blend and growth styles and of small, mid- and large capitalization, domestic and international fixed income portfolios across the major bond and loan market sectors, balanced portfolios, hedge funds, funds of funds and private equity. The Financial Products unit of Asset Management provides principal protection products such as guaranteed investment contracts and funding agreements to institutional customers.
The U.S. Insurance businesses focus on both individual and institutional clients and provide a wide range of insurance products, including variable universal life, universal life, and term insurance. Individual retail markets include the high net worth and mass affluent markets. Institutional customers are served by the Retail Life unit (which sells bank-owned and corporate-owned life insurance), the Employee Benefits unit (which provides both group and voluntary insurance products), and by ING Reinsurance (which provides group reinsurance coverage). It is this diversified model and Individual Life’s continued focus on effective distribution, efficient operations and competitive manufacturing that allowed the business to generate an important increase in sales and market share in 2008.
ING Canada remains the number one property & casualty insurer in the country, and its scale and disciplined pricing has enabled the company to be at the forefront of the industry. The conservatively managed property & casualty business has been relatively unaffected by the financial crisis. Focus continues to be on making it easier for individuals and brokers to do business with ING Canada whether through agents, affiliation groups or direct over the internet. In early February 2009, ING sold its 70% stake in ING Canada.
In Latin America, ING is the second largest pension provider based on Assets under Management. In Peru, ING is the largest pension provider by market share; in Mexico and Chile, the third largest; and in Uruguay and Colombia, ING ranks among the top-five providers. The sale of the Mexican insurance business in July 2008 allowed ING in Mexico to concentrate on its growing Afore pension, annuities and investment management businesses. In Peru, ING increased its stake in AFP Integra, the number one pension fund company in Peru, to 80%, and also increased its shareholding in ING Fondos, a Peruvian mutual fund provider. In November, the Argentine government nationalized the country’s private pension system, which included ING’s pension fund business. The region continues to serve as a critical component in ING’s global growth strategy.
INSURANCE ASIA/PACIFIC
ING Insurance Asia/Pacific (“IAP”) is a leading provider of life insurance and wealth management products and services. It is the number two international life insurer in Asia/Pacific based on new sales, with twelve life operations in ten markets. In 2008 IAP announced the sale of its life insurance business in Taiwan; the transaction was closed on February 11, 2009. Following the completion of this transaction, IAP’s life insurance footprint in Asia/Pacific is reduced to 11 operations in 9 countries. IAP is also the region’s fourth largest investment manager, based on assets under management, with asset management operations in thirteen markets. ING has flagship operations in the mature and larger markets of Australia and New Zealand, Japan, South Korea and Taiwan (asset management only, upon completion of the Taiwan life insurance sale), and is well positioned to secure an increasing share of future growth in the large and emerging markets of Malaysia, China, India and Thailand, which are also among the fastest growing in Asia.
An IAP regional office in Hong Kong leads, controls and supports all IAP business units in the region, ensures implementation of strategy and standards and facilitates regional and global synergies.
The business units in Asia/Pacific offer select types of life insurance, wealth management, and retail and institutional asset management products and services. These include annuities, endowment, disability/morbidity insurance, unit linked/ universal life, whole life, participating life, group life, accident and health, term life and employee benefits. In Hong Kong non-life insurance products (including medical, motor, fire, marine, personal accident and general liability) are also offered.
The core Asia/Pacific traditional distribution network of tied agents, career agents and financial advisors is increasingly complemented by alternative distribution channels including bancassurance, brokers, worksite and direct marketing as well as online distribution.
IAP estimates that its combined insurance operations rank second among regional foreign life insurers by annualized premium equivalent (annualized premium equivalent represents the aggregate of new regular premium sales and 10% of new single premium sales of life insurance products) and its combined investment management operations in Asia, excluding Australia and Japan, rank second in terms of total assets under management. IAP’s market ranking is based on an analysis of public disclosures by regulators and competitors as well as data provided by independent publications.
WHOLESALE BANKING
Wholesale Banking’s primary focus is on the Netherlands, Belgium, Poland and Romania, where it offers a full range of products, from cash management to corporate finance. Elsewhere, it takes a more selective approach to clients and products. Wholesale Banking has six business units: General Lending & Payments and Cash Management (PCM), Structured Finance, Leasing & Factoring, Financial Markets, Other Wholesale Products, and ING Real Estate.
After years of improved capital efficiency, solid profit growth and expense reduction, Wholesale Banking launched a new ‘Fitter, Focused, Further’ strategy for 2008-2010, the aim being to become a leader in several key markets and products.
The strategy includes becoming the market leader in the Benelux, a top 5 wholesale bank in Central and Eastern Europe (selected markets), and a global or regional leader in a number of key product areas, including Structured Finance, Financial Markets, Payments and Cash Management (PCM) and Leasing.
During 2008, the organisation introduced several cost containment initiatives to reduce operating expenses and stimulate growth. We reduced and exited certain volatile products and activities, especially in equities markets and within Financial Markets Strategic Trading. Core products were prioritised and optimised.
Volumes increased in General Lending over the course of 2008 as the turbulent market circumstances offered the possibility to pursue selective asset growth, at higher margins and fee levels.
ING’s Payments & Cash Management business experienced volume growth due to new and renewed mandates from institutional clients. Opportunities also arose from the creation of the Single Euro Payments Area (SEPA) on January 28, 2008, which removed the distinction between national and intra-European cross-border payments. ING also expanded its PCM activity into new markets, including Russia, Romania and Ukraine.
Structured Finance held up well due to strong demand from customers in a market where credit had been reduced significantly. ING continued to support clients’ funding needs during 2008. The scarcity of available financing further increased margins, especially benefiting Structured Finance in the US, but also in Western Europe and Asia. Deal flow was particularly robust in Natural Resources.
In spite of the difficult market circumstances, Leasing & Factoring saw strong increases in portfolio size and income levels throughout 2008. ING also continued to seek out opportunities to cross-sell services to corporate clients. Leasing growth was driven by higher volumes in Belgium, Italy, the Netherlands, Poland, Hungary and Russia.

Financial Markets had an exceptionally strong first half and continued to show robust operational performance during the rest of the year. Nevertheless, credit related markdowns and impairments in the second half negatively impacted 2008’s overall performance.
As a result of the financial market crisis, real estate markets deteriorated during 2008 resulting in a tough year for ING Real Estate.
Wholesale Banking completed a number of high profile transactions in 2008. ING was the book runner and mandated lead arranger (MLA) to InBev for the underwriting and credit facilities for the USD 45 billion acquisition of Anheuser-Busch in the US. Furthermore, the Financial Markets team also provided USD 8.6 billion in IRS / FX swaps for the acquisition.
ING also won a mandate to help Leaseplan Corporation, the car leasing affiliate of Volkswagen AG, raise up to EUR 1.5 billion with a two-year bond. In December, ING also participated in the successful completion of a EUR 7.2 billion rights issue by Santander.
2008 was an unusually difficult year for the financial sector. Wholesale Banking kept its focus on its customers, and despite the financial crisis managed to record solid commercial performance across most of its businesses. The business continues to secure important mandates and transactions. It is watching expenses carefully, in part to compensate for higher risk costs and impairments, and has adjusted its strategic focus to key geographies and product areas where it already has a competitive advantage.
Wholesale Banking remains one of the largest contributors of profit to ING Group, and has a clearly defined focus and ambition to be a full-service Benelux bank and a specialist products provider globally.
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
In May 2007, ING announced it will be combining the forces of ING Bank and Postbank. The integration of the two banks is well on track: the new bank is operating under the ING brand as of Q1 2009. It will have over 8 million retail clients with a market share of 40% in terms of salary accounts and 600,000 SME (Small Medium Enterprises) clients. The new bank will improve customer service by combining the direct banking model of Postbank with the professional advice capabilities of ING Bank.
Belgium
ING Belgium provides banking, insurance (life, non-life) and asset management products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices, 800 branches and direct banking channels (fully automated branches, home banking services and call centers). ING Belgium also operates a second network, Record Bank, which provides a full range of banking products through independent banking agents and credit products through a multitude of channels (agents, brokers, vendors).
Central Europe
In Poland, ING Bank Slaski provides a full range of banking services to business and individual customers through a network of 430 branches, supported by ATMs and telephone, internet and electronic banking. Since 2004 we have opened 200 fully automated outlets in Romania that provide selected banking products to individual clients. On December 24, 2007 the acquisition of Oyak Bank was completed and in July 2008 Oyak Bank was successfully rebranded into ING Bank Turkey. ING Bank Turkey is a leading bank in the Turkish market with 5,900 employees, offering a full range of banking services with a focus on retail banking. In June 2008 the rollout of retail banking operations in Ukraine started capitalizing on the successful self-banking model that had previously been introduced in Romania.
Asia
In India, ING Vysya Bank has a network of 460 branches supported by a sales force of tied agents, who provide a full range of banking services to business and individual clients. In China, ING acquired a 19.9% participation in Bank of Beijing in 2005, reduced by the IPO to 16.1%. In Thailand ING has a 30% stake (on a fully diluted basis) in TMB Bank.
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
ING Direct’s direct banking business is active in nine countries, which are Canada, Spain, Australia, France, the United States, Italy, Germany, Austria and United Kingdom, and as of the end of 2008, provides services to 22.2 million customers. Each country forms a separate business unit.
In 2008, ING Direct continued to invest in growth by expanding into new geographies, increasing the residential mortgage portfolio, and further expanding the product range through the launch of investment products and payment accounts.
ING Direct showed in 2008 resilient commercial growth bringing the total client retail balance (includes funds entrusted, off balance sheet funds and retail lending) to EUR 323 billion at the end of December. ING Direct is focusing on maintaining an attractive customer offering in savings and term deposits while continuing to balance the mortgage portfolio. At year-end 2008 total funds entrusted to ING Direct worldwide amounted to EUR 191 billion and total residential mortgages were EUR 114 billion.
PRINCIPAL GROUP COMPANIES
Reference is made to Exhibit 8 “ List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION
The insurance, banking, asset management and broker-dealer businesses of ING are subject to detailed comprehensive supervision in all the jurisdictions in which ING conducts business. This supervision is based in large part on European Union (“EU”) directives, discussed more fully below.
The Dutch regulatory system for financial supervision consists of prudential supervision — monitoring the soundness of financial institutions and the financial sector, and conduct-of-business supervision — regulating institutions’ conduct in the markets. Prudential supervision is exercised by De Nederlandsche Bank (“DNB”), while conduct-of-business supervision is performed by the Netherlands Authority for the Financial Markets, Autoriteit Financiële Markten (“AFM”).
The events in the financial markets have resulted in a large number of national, regional and global bodies presenting in 2008 views of possible legislative and regulatory changes for the banking, insurance and investment industry. Important reports on the future of financial markets, supervision and regulation were presented amongst others by the Financial Stability Forum, the International Institute of Finance, Basel Committee, the US Treasury, European Commission and European Parliament. In February of 2009 the High-Level Group on Financial Supervision in the EU chaired by Mr Jacques de Larosière submitted, in line with its October 2008 mandate, a report with recommendations to the European Commission on the need for stronger coordinated supervision and effective crisis management procedures in the EU. Many of these proposals are still in the process of being developed in actual policy action. In the course of 2008 we have however also seen immediate action to steer the financial sector through the crisis. Governments have for example provided capital, taken over illiquid assets, guaranteed certain obligations or provided other types of assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. ING Groep N.V. entered into such transactions in 2008 and 2009 with the Dutch State, as further set out in Item 4 ‘Corporate Governance — Transactions with the Dutch State’. Another development consisted in raising the level of deposit insurance in many jurisdictions. In order to ease depositor anxiety and avoid possible bank runs many European countries decided in the course of 2008 to raise the coverage level for depositor protection to a minimum of EUR 50,000. The Netherlands have increased the level of protection to EUR 100,000. To further increase the effectiveness of depositor protection the European Union has proposed to require earlier payouts and eliminate co-insurance. Another action taken was the introduction by several countries of restrictions in short selling, in particular regarding shares in financial companies. In some countries restrictions only applied to ‘naked short selling’ while other countries introduced stringent requirements or further reporting obligations to supervisory authorities on short selling. The restrictions on short selling were also applicable to the (depositary receipts for) ordinary shares of ING Group.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. ING Bank N.V. is now in the final stages of liquidating the Netherlands Caribbean Bank, which has been a 100% owned subsidiary since 2007.
ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. In connection with that review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank also remains in discussions with authorities in the US and in other jurisdictions concerning these matters, including with respect to ongoing information requests and it is not possible to predict at this time the outcome thereof. Financial institutions continue to experience close scrutiny by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money-laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or perceived failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies.
As discussed under “Item 3. Key Information — Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving such countries.
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
The European Commission, jointly with Member States, is carrying out a fundamental review of the regulatory capital regime of the insurance industry (the Solvency 2 project). Its objective is to establish a solvency system that is better matched to the true risks of insurers enabling supervisors to protect policyholders’ interests as effectively as possible and in accordance with common principles across the EU. The Commission has produced a ‘Framework for Consultation’ setting out the policy principles and guidelines that will act as a framework for the development of the Solvency 2 regime. Work on the Solvency 2 Framework Directive is still in progress, and as the member states have different opinions, adoption is not expected in short term.
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
ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are used by state insurance regulators as an early warning regulatory tool to identify possibly inadequately capitalized insurers which may need additional regulatory oversight. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2008.

Insurance holding company statutes and regulations of each insurer’s state of domicile require periodic disclosure concerning the ultimate controlling person (i.e. the corporation or individual that controls the insurer). Such statutes also impose various limitations on investments in, or transactions with, affiliates and may require prior approval of the payment of certain dividends by the domestic insurer to its immediate parent company. ING is subject, by virtue of its ownership of U.S. insurance companies, to certain of these statutes and regulations.
Although the U.S. federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including federal privacy legislation which requires safeguarding and confidentiality of customer information, federal tax laws relating to insurance and annuity product taxation, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. In addition, a number of the products issued by ING Group’s U.S. insurance companies are regulated as securities under state and federal law. Finally, a variety of U.S. retirement savings products and services may be subject to Department of Labor regulation under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Canada
In February 2009, ING sold its 70% stake in ING Canada through a private placement and concurrent public offering and thus no longer owns any interest in ING Canada, the largest provider of property and casualty insurance products and services in Canada. Our U.S. insurance businesses that are licensed in Canada are subject to regulation by the Office of the Superintendent of Financial Institutions (“OSFI”).
Mexico
The insurance annuities and pension businesses in Mexico are subject to general rules and detailed regulation of their operations under federal law. ING’s annuities and pension subsidiaries in Mexico are supervised by the Ministry of Finance, in the case of annuities through the Ministry’s National Insurance and Bonding Commission (“CNSF”), and in the case of pensions through the Ministry’s National Retirement Savings System Commission (“CONSAR”). The main legal framework applicable to insurance companies in Mexico includes the Insurance Companies Law, the Insurance Contract Law, and regulations issued by the CNSF. In the case of pension companies, the main legal framework includes the Retirement Savings Systems Law and regulations issued by the CONSAR. The Commerce Code, the Mercantile Companies Law, the Foreign Investment Law, Income Tax Laws and regulations issued by the Ministry of Finance are also applicable to both insurance and pension companies.
The Ministry of Finance has authority to grant or revoke licenses to conduct insurance and pension businesses in Mexico, and to prescribe rules on anti-money laundering. The CNSF and the CONSAR, respectively regulate insurance and pension companies’ activities through inspection and ongoing supervision, and have issued regulations that provide specific rules for its operations, including capital requirements and reserves, financial information standards and reporting, corporate governance guidelines, investment rules, risk management and related party transactions. In addition, the CNSF has issued rules concerning issuance of new insurance products and reinsurance. Insurance and pension companies are also subject to a mandatory annual audit of their financial statements and tax reports by independent auditors.
Argentina
ING’s insurance companies in Argentina are subject to supervision at the federal level by the Superintendent of Retirement, the rules and directives of the Superintendent and the Insurance Law (No. 17.418) and Law 20.091 which regulates insurance activity. The Superintendent has issued directives regarding the conduct of insurance operations, approval of policy forms, premium rates, insurance claims, risk management and investment rules. The Superintendent also has the power to examine insurance companies and require financial and operational information. In 2007, the Superintendent issued a new directive (No. 32.275) regarding annuities that establishes surplus requirements and fixed expense rates for annuities in order to provide annuity policyholders with greater transparency with respect to product pricing.
ING Group’s pension business is subject to regulation by the Superintendent of Pension Fund Managers, which as of December 9, 2008, pursuant to law 26.425, ordered all Private Pension Fund Managers (“AFJP”) to transfer the pension funds they then held to the ANSES (“Administración Nacional de la Seguridad Social”), the Argentine State social security system. As a result of the nationalization of the Argentine pension fund system, ANSES has taken over control of the private pension funds and ING’s Argentine AFJP will ultimately be liquidated. In a related matter, ING has entered into a contract to sell its Argentine annuities company, subject to the satisfaction of customary closing conditions.

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
Chile
ING’s insurance business in Chile is subject to supervision by the Chilean Securities and Insurance Commission (“SVS”), the rules and directives issued by the SVS and the Insurance Law (“Decree Law No. 251”). The SVS is the authority that licenses and regulates insurers in Chile. Only Chilean corporations may operate an insurance business in Chile. The Insurance Law establishes requirements and regulations regarding the conduct of operations by insurance businesses, including rules regarding technical reserves, permitted investments and legal solvency requirements such as minimum solvency margins and limits on indebtedness.
ING’s pension business in Chile is subject to supervision by the Chilean Superintendent of Pension (“SP”) (“SP”), regulations issued by the SP, Decree Law No. 3.500 of 1980 (“DL 3.500”) and by its regulation (“Supreme Decree No. 57”). The SP is the authority that licenses and regulates pension funds in Chile. According to DL 3.500, pension funds must be managed by corporations that are pension funds administrators (“AFPs”). The DL 3.500 regulates the structure of funds, investment limits, transactions with related parties, the transfer of pension members’ participations between AFPs, and other pension fund administrator rights and obligations. AFPs are incorporated as stock corporations and are also subject to supervision by the SVS.
Colombia
ING’s pension business in Colombia is subject to Law 100 of 1993, Decree 656 of 1994, Law 797 of 2003, Law 860 of 2003 and Decree 3995 of 2008 which regulate the general regime of social security, including corporate requirements for incorporating a Pension and Severance Funds Administrator (“PFA”); Financial System Statute Decree 663 of 1993, which regulates the authorized activities, liabilities, obligations and minimum profitability of funds administered by PFAs; and External Circular No. 007 of 1996 of the Finance Superintendency. The Finance Superintendency is the authority that licenses and regulates PFAs. The Superintendency has the power to examine PFAs and request financial and operational information and to apply sanctions for failure to comply with applicable regulations.
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
Uruguay
ING Group’s pension business in Uruguay is subject to the regulation of the Uruguay Central Bank (“Banco Central del Uruguay”) pursuant to Law 16.713, a Federal law which sets forth the creation of the private pension system (sistema previsional), requirements for incorporation of Administradora de Fondos de Ahorro Provisional (“AFAP”), capital, investment and tax requirements. Specific regulations such as decrees and official letters pursuant to Law 16.713 deal with bank secrecy, anti-money laundering, sales and marketing training and supervision.
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
New products, revision of existing products, etc. require approval by the FSA. The Cabinet Office ordinances stipulate the types and proportions of assets in which an insurance company can invest. The Insurance Business Law further requires that an insurance company set aside a liability reserve to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. In addition to the required audit by external auditors, insurance companies are required to appoint a corporate actuary and have such corporate actuary be involved in the method of calculating premiums and other actuarial, accounting and compliance matters.
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
Taiwan
The Financial Supervisory Commission (“FSC”) was established on July 1, 2004 and supervises insurance companies, banks and securities houses in Taiwan. New solvency requirements were issued, stipulating that the paid-in capital held by Taiwanese life insurance companies must be at least 200% of their risk based capital (“RBC”). This applies to both local and foreign insurance companies in Taiwan; should the paid-in capital to risk capital ratio fall below 200%, the life insurance company is required to raise new funds to achieve the target. In accordance with the Regulations Governing Pre-sale Procedures for Insurance Products, last amended on August 30, 2006 of the FSC, all insurance products must be filed with the Insurance Bureau of the FSC before they are marketed. On October 20, 2008, ING reached an agreement with Fubon Financial Holding Co. Ltd. to sell ING Life Taiwan for a consideration of USD 600 million (EUR 447 million). The transaction closed on February 11, 2009, and thus ING no longer owns any interest in ING Life Taiwan.
BANKING
Wholesale Banking, Retail Banking and ING Direct
Basel II and European Union Standards as currently applied by ING Bank
DNB, the Dutch Central Bank and consolidating supervisor, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II Accord. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates, ING must meet local Basel requirements as well.
ING uses the Advanced IRB Approach for credit risk and the Advanced Measurement Approach for operational risk. During 2008 and 2009 a Basel I regulatory floor of 90% and 80%, respectively, still applies. A small number of portfolios are still reported under the Standardised Approach. These portfolios will migrate to a large extent to the Advanced IRB approach in the coming years

ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the Netherlands. ING Bank’s independent auditors audit these reports on an annual basis.
Payment Services Directive
In 2008, European Banks started implementing the requirements of the Payment Services Directive (“PSD”). The PSD is a harmonized legal framework for the market for payment services in the European Union, and a direct result of the so-called Lisbon Agenda to make the EU the most dynamic and competitive knowledge-based economy in the world by 2010. The Directive has been published in the Official Journal of the European Union on December 5, 2007 and must be implemented in the national laws of all EU Member States at the latest by November 1, 2009. The PSD pursues a threefold objective, being the enhancement of competition by removing payment market entry barriers, the enlargement of market transparency for all payment service users and the standardization of rights and obligations of both providers and users of payment services in the European Union.
The PSD will affect current as well as future payment products, including SEPA products. As a consequence, ING Retail, ING Wholesale and ING Direct business lines offering payment services in no less than 17 Member States of the European Union will be impacted. To make sure all business lines are PSD-compliant as from November 1, 2009 an extensive Programme covering all these countries has been set up. Not only client agreements including general and product-specific terms and conditions will need to be adapted to meet the PSD requirements, but also payment processing facilities, channels and systems, resulting in impact on sales, products, legal, operations and IT. After starting in 2007, the ING PSD Programme is on course for a timely delivery, enabling ING to face the challenges of the new post-PSD market for payment services and strengthen its position as a major European player in the payments arena.
Americas
United States
ING Bank has a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although the office’s activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e. the office may not take deposits or execute any transactions), the office is subject to the regulation of the State of New York Banking Department and the Federal Reserve. ING Bank also has a subsidiary in the United States, ING Financial Holdings Corp, which through several operating subsidiaries offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank NV.
A major part of our banking activities in the United States, ING Direct USA, is regulated by the Office of Thrift Supervision (“OTS”), a division of the United States Department of the Treasury and, to a lesser extent, by the Federal Deposit Insurance Corporation, an independent agency of the Federal government that operates under the auspices of the Federal Deposit Insurance Act, a US federal law. Because ING Direct USA is a federally chartered savings bank, ING Group is a savings and loan holding company and consequently its U.S. activities are subject to the consolidated supervision of the OTS under the Home Owners’ Loan Act.
Anti-Money Laundering Initiatives and countries subject to sanctions
A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations which apply various requirements of the USA PATRIOT Act to financial institutions such as our bank, insurance, broker-dealer and investment adviser subsidiaries and mutual funds advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. In addition, the bank regulatory agencies are imposing heightened standards, and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputation consequences for the institution.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. ING Bank N.V. is now in the final stages of liquidating the Netherlands Caribbean Bank, which has been a 100% owned subsidiary since 2007.
ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. In connection with that review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank also remains in discussions with authorities in the US and in other jurisdictions concerning these matters, including with respect to ongoing information requests, and it is not possible to predict at this time the outcome thereof. Financial institutions continue to experience close scrutiny by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money-laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or perceived failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies.
Canada
ING Bank of Canada (“ING Direct Canada”) is a federally regulated financial institution that is subject to the supervision of the Office of the Superintendent of Financial Institutions (“OSFI”), which is the primary supervisor of federally chartered financial institutions (including banks and insurance companies) and federally administered pension plans.
ING Direct Canada operates a wholly-owned mutual fund dealer subsidiary, ING Direct Mutual Funds Limited that is subject to provincial regulation in the provinces in which it operates. ING Direct Mutual Funds Limited’s home province supervisor is the Ontario Securities Commission, which regulates the sale of mutual funds and equities in Ontario. ING Direct Mutual Funds Limited is also a member of the Mutual Funds Dealer’s Association, a mandatory self-regulatory body, which governs and oversees the conduct of mutual fund dealers in Canada.
Asia/Pacific
Australia
The Australian Prudential Regulation Authority is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers.

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES
Americas
United States
ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states in which they operate, and the Financial Industry Regulatory Authority (“FINRA”), the self-regulatory organization which succeeded to the regulatory functions of the National Association of Securities Dealers and the New York Stock Exchange. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These and other laws, and the regulations promulgated there under, impose requirements (among others) regarding minimum net capital, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers, clearance and settlement procedures and anti-money laundering standards and procedures. The rules of FINRA, the self-regulatory organization, in some respects duplicate the above-mentioned legal requirements, but also impose requirements specific to the marketplaces that FINRA oversees. For example, FINRA imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and requirements regarding transactions effected in its listed securities market.
Certain ING entities in the United States (including certain of its broker-dealers) also act in the capacity of a federally registered investment advisor (i.e., providing transactional advice to customers for a fee), and are governed in such activities by the Investment Advisers Act of 1940, as amended. Moreover, certain ING entities manage registered investment funds (such as mutual funds) and the Investment Company Act of 1940, as amended, regulates the governance and activities of those funds. These laws impose record-keeping and disclosure requirements on ING in the context of such activities. Moreover, the laws impose restrictions on transactions or require disclosure of transactions involving advisory clients and the advisor or the advisors’ affiliates, as well as transactions between advisory clients. In addition, ERISA imposes certain obligations on investment advisors managing employee plan assets as defined in this act.
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

COMPETITION
ING is involved in insurance, retail and wholesale banking, and other products and services across 50 countries. The mature markets of the Netherlands, Belgium, the Rest of Europe, North America and Australia are characterised by a high degree of competition. As financial institutions from mature markets have increasingly established themselves in developing markets, competition in these markets has increased too. In some cases ING and its competitors have sought to form alliances, mergers or strategic relationships with local institutions, which are rapidly becoming more sophisticated and competitive.
With the financial markets in crisis, governments around the globe have undertaken exceptional measures to reinvigorate financial institutions. ING’s management feels that these measures are important and necessary steps to restore confidence and bring stability and certainty to the financial system. The exact impact of the interventions remains to be seen. However, most governments have been very clear that the measures are of temporary nature and only aimed at servicing financial services companies’ urgent needs in weathering the crisis, ING is entirely committed to prevent unfair competition or the appearance thereof. In order to achieve this, the following principles have been formulated for the banking, insurance, pension and investment activities that ING Groep N.V. and its subsidiaries are engaged in:
•	In the media and in contacts with third parties, ING Groep N.V. and its subsidiaries will not promote the financial involvement of the Dutch State as provider of Tier-1 core capital, neither implicitly nor explicitly.

•	The policy of ING Groep N.V. and its subsidiaries will not be aimed at using the involvement of the Dutch State as provider of Tier-1 core capital to increase their market share in financial products in any way.

•	ING Groep N.V. and its subsidiaries will continue to try and distinguish themselves from competitors through the quality of services and financial products offered to their customers.
In the long run, competition in the financial services industry in both mature and developing markets will continue to be based on factors like brand recognition, scope of distribution systems, customer service, products offered, financial strength, price and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes its major competitors are the leading global European, American and Asian commercial banks, insurance companies, asset management and other financial-services companies.
RATINGS
ING Groep N.V.’s long-term senior debt is rated “AA-” (with a negative outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “A1” (with a stable outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A+” (with a negative outlook) by Fitch Ratings (“Fitch”).
ING Verzekeringen N.V.’s long-term senior debt is rated “AA-” (with a negative outlook) by Standard & Poor’s and “A2” (with a stable outlook) by Moody’s. Fitch rated ING Verzekeringen N.V.’s long-term senior debt “A+” (with a negative outlook).
ING Bank N.V.’s long-term senior debt held a “AA” (with a negative outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa3” (with a stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “AA-” (with a stable outlook) by Fitch Ratings, Ltd.
ING Verzekeringen N.V.’s short-term senior debt is rated “A-1+” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. ING Verzekeringen held a “F1” rating by Fitch.
ING Bank N.V.’s short-term senior debt held a rating of “A-1+” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1+”.
All ratings are provided as of January 29, 2009, and are still current at date of filing.

DESCRIPTION OF PROPERTY
In the Netherlands, ING sold, during the years, a significant part of the land and buildings used in the normal course of its business. Outside the Netherlands, ING predominantly leases all of the land and buildings used in the normal course of its business. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

Item 5. Operating and financial review and prospects
The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-EU. IFRS-EU differs in certain respects from IFRS-IASB and U.S. GAAP. See Note 2.4. to the consolidated financial statements for a description of the differences between IFRS-EU and IFRS-IASB and see Note 2.5. of the consolidated financial statements for a description of the relevant differences between IFRS-EU and U.S.GAAP. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-EU.
FACTORS AFFECTING RESULTS OF OPERATIONS
ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, insurance industry cycles (particularly with respect to non-life insurance), banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates. See Item 3. “Risk Factors” for more factors that can impact ING Group’s results of operations.
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
Fluctuations in equity markets
Our insurance and asset management operations are exposed to fluctuations in equity markets. Our overall investment return and fee income from equity-linked products are influenced by equity markets. The fees we charge for managing portfolios are often based on performance and value of the portfolio. In addition, fluctuations in equity markets may affect sales of life and pension products, unit-linked products, including variable business and may increase the amount of withdrawals which will reduce related management fees. In addition, our direct shareholdings that are classified as investments are exposed to fluctuations in equity markets. The securities we hold may become impaired in the case of a significant or prolonged decline in the fair value of the security below its cost. Our banking operations are also exposed to fluctuations in equity markets. ING Bank maintains an internationally diversified and mainly client-related trading portfolio. Accordingly, market downturns are likely to lead to declines in securities trading and brokerage activities which we execute for customers and therefore to a decline in related commissions and trading results. In addition to this, ING Bank also maintains equity investments in its own non-trading books. Fluctuations in equity markets may affect the value of these investments.
Fluctuations in interest rates
Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales, but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates on the one hand and on the other hand to changes in both net interest income and the results of our trading activities for our own account. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking operations’ net interest income and trading results to be affected by changes in interest rates
Market developments in 2008
Like other financial institutions, ING has not been immune to the financial crisis. The financial crisis started in the US subprime mortgage market in early 2007 and intensified over 2008 as prices fell across most major asset classes throughout the world. Equity markets lost significant ground and real estate prices were generally under pressure. Credit spreads widened significantly, both in the US and Europe. As liquidity became tight, central banks around the world were quick to provide funding to prevent the interbank market from drying up. There were also a number of significant financial institutions that failed during the year. As the financial crisis spread beyond the financial sector it also affected consumer confidence, other sectors and economic growth. All of these factors placed major strains on risk management departments in financial services companies, including ING, and emphasized the importance of having a robust risk management organisation in place that can take forceful measures to reduce risk. For details regarding the impact of the credit and liquidity crisis on ING’s assets and results, see Note 2.1 “Risk Management” to the consolidated financial statements.
Impact of financial crisis
Impact on pressurised asset classes
As a result of the deteriorating market conditions throughout 2008 ING Group incurred negative revaluations on its investment portfolio, which impacted shareholders’ equity. Furthermore, ING Group incurred impairments, fair value changes and trading losses, which impacted its profit and loss account (P&L).
The table below shows the exposures and negative revaluations and losses taken on US sub-prime and US Alt-A residential mortgage backed securities (RMBS), Collateralised Debt Obligations (CDOs) and Collateralised Loan Obligations (CLOs) during 2008.
US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs exposures, revaluations and losses

	December 31, 2008				December 31, 2007
		Revaluations	Change in 2008			Revaluations
		through Equity	Write-downs through			through Equity
(EUR millions)	Market value	(pre-tax)	P&L (pre-tax)	Other changes	Market value	(pre-tax)
US Subprime RMBS	1,778	(839)	(120)	(52)	2,789	(307)
US Alt-A RMBS	18,847	(6,538)	(2,064)	(33)	27,482	(936)
CDOs/CLOs	3,469	(218)	(394)	2,186	1,895	(134)

Total	24,094	(7,595)	(2,578)	2,101	32,166	(1,377)
-	ING Group’s total EUR 1.8 billion exposure to US sub-prime assets relates to non originated loans acquired as investments in RMBS and represents 0.1% of total assets. At December 31, 2008 approximately 77% of ING’s US sub-prime portfolio was rated AA or higher. ING Group does not originate sub-prime mortgages. The vast majority of the total mortgage backed securitisations (MBS) are (residential) mortgages that are not classified as sub-prime.

-	ING Group’s total US Alt-A RMBS exposure at December 31, 2008 was EUR 18.8 billion. About 65% of this portfolio was AAA rated. The majority of the exposure (EUR 16.3 billion) was held by ING Direct. ING’s Available-for-Sale Alt-A investments are measured at fair value in the balance sheet. The substantial amount of negative pre-tax revaluation and impairments on this portfolio are mainly caused by the illiquid market.

-	Net investments in CDOs/CLOs at December 31, 2008 were 0.3% of total assets. The vast majority of the CDOs/CLOs has investment grade corporate credit as underlying assets, only EUR 1 million has US subprime mortgages underlying.
EUR 23.7 billion of the EUR 24.1 billion exposure on US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs is booked at fair value. An analysis of the method applied in determining the fair values of financial assets and liabilities is provided in Note 33 of Note 2.1 to the consolidated financial statements. At December 31, 2008 the fair value of US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs was as follows:
Fair value of US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs

	Reference to
	published price	Valuation technique	Valuation technique
	quotations in	supported by market	not supported by
(EUR millions)	active markets	inputs	market inputs	Total
2008
US Subprime RMBS	20	26	1,732	1,778
US Alt-A RMBS		244	18,244	18,488
CDOs/CLOs	3,273	162	34	3,469

Total	3,293	432	20,010	23,735

2007
US Subprime RMBS	2,636	153		2,789
US Alt-A RMBS	23,312	4,170		27,482
CDOs/CLOs	281	1,597	17	1,895

Total	26,229	5,920	17	32,168
Assets classified in Valuation technique not supported by market inputs consist mainly (approximately 87%) of investments in asset backed securities in the United States. These assets are valued using external price sources that are obtained from third party pricing services and brokers. As at December 31, 2007, these assets were classified in Reference to published price quotations in active markets as valuation is based on independent quotes and trading in the relevant markets was active at that time. During 2008, the trading volumes in the relevant markets reduced significantly and these have now become inactive. The dispersion between prices for the same security from different price sources increased significantly. As a result, an amount of EUR 25 billion of mortgage backed securities in the United States was reclassified from Reference to published price quotations in active markets to Valuation technique not supported by market inputs in the third quarter of 2008.
Impact on Real Estate
By the end of 2008 ING Group’s total exposure to real estate was EUR 15.5 billion of which EUR 9.8 billion was subject to revaluation through the profit and loss account. In 2008, ING recorded EUR 1,184 million pre-tax negative revaluations and impairments. ING’s real estate portfolio has high occupancy rates and is diversified over sectors and regions, but is clearly affected by the negative real estate markets throughout the world.
Impact on Equity securities – available-for-sale
Direct equity exposure at December 31, 2008 in this caption was EUR 5.8 billion (public) and EUR 0,4 billion (private). During 2008 ING booked EUR 1,707 million of pre-tax impairments on this direct public equity exposure. ING generally decides to impair a listed equity security based on two broad guidelines: when the fair value of the security is below 75% of the cost price or when the market price of the security is below the cost price for longer than six months.
Impact on other asset classes
Negative impact on results 2008 (pre-tax) from private equity and alternative assets amounted to EUR 399 million. Negative impact on results 2008 (pre-tax) from debt securities other than mentioned above amounted to EUR 292 million.
Impact on counterparty risk
In the third quarter a number of financial institutions were no longer expected to fulfil their obligations. ING incurred EUR 483 million pre-tax losses (excluding loan losses) on Lehman Brothers, Washington Mutual and the Icelandic banks. The loss included impairments of debt securities, trading losses and derivative positions, including the costs to replace derivatives on which the banks were counterparty.
Impact on Liquidity profile
Due to the financial crisis liquidity became scarce and central banks around the world provided funding to prevent the interbank market drying up. ING’s liquidity position remained sound. ING Bank has a favourable funding profile as the majority of the funding stems from client deposits.

Fluctuations in exchange rates
ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations both through the trading activities for our own account and because of the fact that we publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Turkish lira, the Japanese yen, the Korean won, the Pound sterling and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-Euro currencies are translated into euro by monthly hedging. See Note 23 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. For the main foreign currencies, in which ING’s income and expenses are denominated namely the U.S. dollar, Pound sterling, Canadian dollar, Australian dollar, Turkish lira and Polish zloty, the translation risk is managed taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a Value-at-Risk limit.
The weakening of most currencies against the euro during 2008 had a negative impact of EUR 163 million on (underlying) net result. In 2007 and 2006 exchange rates influenced net result, respectively, by EUR 159 million negatively and EUR 20 million positively.
For the years 2008, 2007 and 2006, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

			Average1)
	4Q 2008	3Q 2008	2Q 2008	1Q 2008	2007	2006
U.S. dollar	1.345	1.511	1.566	1.514	1.375	1.257
Australian dollar	1.922	1.694	1.664	1.674	1.639	1.664
Canadian dollar	1.590	1.559	1.579	1.509	1.470	1.422
Pound sterling	0.844	0.796	0.792	0.761	0.686	0.682
Japanese yen	130.787	161.518	162.530	159.662	161.685	146.188
South Korean won	1,748.405	1,640.581	1,589.017	1,438.373	1,275.559	1,199.328
Turkish lira	1.995	1.825	1.973	1.838	1.786	1.798
Polish zloty	3.741	3.327	3.425	3.566	3.781	3.897

1)	Average exchange rates are calculated on a quarterly basis as from 2008 and on an annual basis before 2008.

	Year-end
	2008	2007	2006
U.S. dollar	1.396	1.472	1.318
Australian dollar	2.026	1.676	1.669
Canadian dollar	1.710	1.444	1.528
Pound sterling	0.956	0.734	0.671
Japanese yen	126.354	164.819	156.768
South Korean won	1758.273	1,378.094	1,225.971
Turkish lira	2.143	1.718	1.865
Polish zloty	4.175	3.586	3.832
Critical Accounting Policies
See Note 2.1. to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group evaluates the results of its insurance operations and banking operations, including Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct, using the financial performance measure of underlying result before tax. Underlying result before tax is defined as result before tax and, excluding, as applicable for each respective segment, either all or some of the following items: gains/losses from divested units, realized gains/losses on divestitures and special items such as certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-EU. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time. For further information on underlying result before tax as well as the reconciliation of our segment underlying result before tax to our result before taxation see “ Item 5. Operating and Financial Review and Prospects — Segment Reporting” and Note 49 of Note 2.1 to the consolidated financial statements.
The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2008 and 2007:

	Insurance		Banking		Eliminations		Total
	2008	2007	2008	2007	2008	2007	2008	2007
	(EUR millions)
Premium income	43,812	46,818					43,812	46,818
Interest result banking operations			11,085	9,036	43	60	11,042	8,976
Commission income	2,070	1,901	2,895	2,926			4,965	4,827
Investment and Other income	8,970	13,488	(2,250)	2,640	248	163	6,472	15,965

Total income	54,851	62,208	11,731	14,602	291	223	66,291	76,586

Underwriting expenditure	49,485	48,833					49,485	48,833
Other interest expenses	1,269	1,326			291	223	978	1,103
Operating expenses	5,422	5,515	10,303	9,967			15,725	15,481
Impairments/additions to the provision for loan losses	310	1	1,280	125			1,590	126

Total expenditure	56,486	55,675	11,583	10,092	291	223	67,778	65,544

Result before tax	(1,635)	6,533	148	4,510			(1,487)	11,043
Taxation	(483)	775	(238)	759			(721)	1,534

Result before minority interests	(1,152)	5,758	386	3,751			(766)	9,509
Minority interests	31	155	(69)	112			(38)	267

Net result	(1,183)	5,603	454	3,638			(729)	9,241

Result before tax	(1,635)	6,533	148	4,510			(1,487)	11,043
Gains/losses on divestments(1)	(8)	(382)		(32)			(8)	(414)
Result/loss divested units	88	(39)					88	(39)
Special items (2)	321		301	489			622	489

Underlying result before tax	(1,235)	6,113	449	4,967			(786)	11,080

(1)	Divestments Insurance: sale of Chile Health (EUR 55 million, 2008), sale of Mexico (EUR 182 million, 2008), sale NRG (EUR (15) million, 2008),sale Taiwan (EUR (214) million, 2008), sale of Belgian broker business (EUR 418 million, 2007), sale of NRG (EUR (129) million, 2007), IPO SulAmerica in Brazil (EUR 93 million, 2007); Divestments Banking : sale of RegioBank (EUR 32 million, 2007);

(2)	Special items Insurance: integration costs CitiStreet (EUR (93) million, 2008), Nationalization/Annuity business Argentina (EUR (228) million, 2008); Special items Banking: impairment costs for not launching ING Direct Japan (EUR (30) million, 2008), provision for combining ING Bank and Postbank (EUR (271) million, 2008 and EUR (299) million, 2007) and restructuring provisions and hedge on purchase price Oyak Bank acquisition (EUR 190 million, 2007).

The following table sets forth the consolidated results of the operations of ING Group and its insurance and banking operations for the years ended December 31, 2007 and 2006:

	Insurance		Banking		Eliminations		Total
	2007	2006	2007	2006	2007	2006	2007	2006
	(EUR millions)
Premium income	46,818	46,834					46,818	46,834
Interest result banking operations			9,036	9,335	60	143	8,976	9,192
Commission income	1,901	1,636	2,926	2,681			4,827	4,317
Investment and Other income	13,488	11,172	2,640	2,179	163	73	15,965	13,278

Total income	62,208	59,642	14,602	14,195	223	216	76,586	73,621

Underwriting expenditure	48,833	48,188					48,833	48,188
Other interest expenses	1,326	1,233			223	216	1,103	1,017
Operating expenses	5,515	5,275	9,967	9,087			15,481	14,362
Impairments/additions to the provision for loan losses	1	11	125	103			126	114

Total expenditure	55,675	54,707	10,092	9,190	223	216	65,544	63,681

Result before tax	6,533	4,935	4,510	5,005			11,043	9,940
Taxation	775	702	759	1,205			1,534	1,907

Result before minority interests	5,758	4,233	3,751	3,800			9,509	8,033
Minority interests	155	281	112	60			267	341

Net result	5,603	3,952	3,638	3,740			9,241	7,692

Result before tax	6,533	4,935	4,510	5,005			11,043	9,940
Gains/losses on divestments(1)	(382)	(49)	(32)	112			(414)	63
Result divested units	(39)	(79)		(65)			(39)	(144)
Special items			489				489

Underlying result before tax	6,113	4,807	4,967	5,052			11,080	9,859

(1)	Divestments Insurance: sale of Belgian broker business (EUR 418 million, 2007), sale of NRG (EUR (129) million, 2007), IPO SulAmerica in Brazil (EUR 93 million, 2007), unwinding Piraeus (EUR 34 million, 2006), sale of Australia non-life (EUR 15 million, 2006);. Divestments Banking: sale of RegioBank (EUR 32 million, 2007), sale of Willams de Broë (EUR (9) million, 2006), sale of Deutsche Hypothekenbank (EUR (80) million, 2006), sale of Degussa Bank (EUR (23) million, 2006).

GROUP OVERVIEW
Year ended December 31, 2008 compared to year ended December 31, 2007
Total result before tax decreased by EUR 12,530 million, or 113.5%, from EUR 11,043 million in 2007 to EUR (1,487) million in 2008 and total underlying result before tax decreased by EUR 11,866 million or 107.1% from EUR 11,080 million in 2007 to EUR (786) million in 2008. The worldwide financial crisis led to extreme market volatility and sharp declines in asset prices, especially in the third and fourth quarters of 2008 which led to losses in the insurance operations and a decline in result of the banking operations in 2008. The decrease in total result before tax is also impacted by divestments which resulted in a gain of EUR 8 million and EUR 414 million for 2008 and 2007, respectively, and special items in 2008 and 2007 influenced result before tax negatively by EUR 622 million and EUR 489 million, respectively.
Net result decreased by EUR 9,970 million, or 107.9%, from EUR 9,241 million in 2007 to EUR (729) million in 2008. This lower loss compared with the decrease in result before tax was due to a conversion from a large profit into a loss, which resulted in a change in taxation from EUR 1,534 million in 2007 to EUR (721) million in 2008. Underlying net result decreased from EUR 9,208 million in 2007 to EUR (171) million in 2008.
Basic earnings per share decreased to EUR (0.36) in 2008 from EUR 4.32 in 2007.
Currency impact
Exchange rate differences had a negative impact of EUR 163 million on net result and EUR 229 million on result before tax, mainly due to the weakening of the US dollar, the Australian dollar and the South Korea won, partly offset by a strengthening of the Polish zloty and Pound sterling. In 2007 currency rate differences had a negative impact of EUR 159 million on net result and EUR 211 million on result before tax.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities, the cash flow hedge reserve and goodwill and includes hybrid capital. On this basis, the debt/equity ratio of ING Group increased to 13.5% in 2008 compared with 9.5% in 2007, partly due to the buyback of ING’s own shares, dividend payments and the recorded loss, partly offset by the issuance of Core Tier-1 Securities. The capital coverage ratio of ING Verzekeringen N.V. increased to 256% of E.U. regulatory requirements at the end of December 2008, compared with 244% at the end of December 2007, as the decrease in available capital was more than offset by the decline in required capital. The tier-1 ratio of ING Bank N.V. stood at 9.32% (based on Basel II risk weighted assets) at the end of 2008, up from 7.39% (based on Basel I risk weighted assets) at the end of 2007, well above the 7.20% target. Tier-1 capital increased from EUR 29.8 billion to EUR 32.0 billion, mainly thanks to net capital injections of EUR 3.0 billion by ING Group. Following the introduction of Basel II in 2008, risk weighted assets dropped from EUR 402.7 billion on December 31, 2007 to EUR 293.0 billion on January 1, 2008. During the year risk weighted assets increased to EUR 343.4 billion at year-end 2008.
INSURANCE OPERATIONS
Income
Total premium income decreased 6.4%, or EUR 3,006 million from EUR 46,818 million in 2007 to EUR 43,812 million in 2008. Underlying life premiums decreased 3.7%, or EUR 1,506 million from EUR 40,254 million in 2007 to EUR 38,748 million in 2008. Excluding Taiwan and currency impacts, underlying life premiums increased 3.3%, mainly driven by the US, Australia, and most countries in Asia. Underlying non-life premiums decreased 8.1%, or EUR 388 million from EUR 4,790 million in 2007 to EUR 4,402 million in 2008.
Investment and Other income decreased 33.5%, or EUR 4,518 million from EUR 13,488 million in 2007 to EUR 8,970 million in 2008, reflecting the market turmoil in the second half of 2008. Moreover, in 2007 capital gains on ABN AMRO and Numico shares of EUR 2,087 million were recorded. Commission income increased 8.9%, or EUR 169 million from EUR 1,901 million in 2007 to EUR 2,070 million in 2008, driven by the US and Latin America.
Underwriting Expenditure
Underwriting expenditure increased by EUR 652 million, or 1.3% from EUR 48,833 million in 2007 to EUR 49,485 million in 2008. The underwriting expenditure of the life insurance operations increased by EUR 1,657 million, or 3.8%. The underwriting expenditure of the non-life insurance operations decreased by EUR 1,005 million, or 21.2%.

Expenses
Operating expenses from the insurance operations decreased 1.7%, or EUR 93 million to EUR 5,422 million in 2008, from EUR 5,515 million in 2007, as ongoing cost reduction helped to offset most of the costs to support growth of the business in Asia/Pacific and Central and Rest of Europe. The expense ratios for the life insurance operations reflected the change in product mix as clients preferred traditional business over investment-linked business in the course of the year. Expenses as a percentage of assets under management for investment products deteriorated to 0.86% in 2008 compared with 0.76% in 2007. Expenses as a percentage of premiums for life products decreased to 14.0% in 2008 from 14.3% in 2007. The cost ratio for the non-life operations went up slightly to 32.2% in 2008 from 31.8% in 2007.
Result before tax and net result
Total result before tax from Insurance decreased 125.0%, or EUR 8,168 million, to a loss of EUR 1,635 million in 2008 from a profit of EUR 6,533 million in 2007, mainly due to the deterioration of the financial markets in the second half of 2008, as well as EUR 2,087 million gains on the sale of ING’s stakes in ABN AMRO and Numico in 2007. The impact of divestments amounted to EUR 8 million in 2008 and EUR 382 million in 2007. Divested units contributed a loss of EUR 88 million before tax in 2008 and a profit of EUR 40 million to result before tax in 2007. Special items had a negative impact of EUR 321 million in 2008 compared to no impact in 2007. The net result from insurance deteriorated by 121.1%, or EUR 6,786 million to a loss of EUR 1,183 million in 2008 from a profit of EUR 5,603 million in 2007.
Underlying result before tax
The underlying result before tax (excluding the impact of divestments and special items) decreased to a loss of EUR 1,235 million in 2008 from a profit of EUR 6,113 in 2007. The sharp decline in results was mainly due to the deterioration of the financial markets in the second half of 2008, as well as EUR 2,087 million gains on the sale of ING’s stakes in ABN AMRO and Numico in 2007. The underlying result from life insurance decreased by EUR 6,575 million to a loss of EUR 1,744 million from a profit of EUR 4,831 in 2007. Investment income was negatively impacted by capital losses and impairments on equity and debt securities, as well as negative fair value changes on real estate and private equity investments. Further, the result was negatively impacted by deferred acquisition cost (DAC) unlocking in the U.S. as well as losses on the SPVA business in Japan due to hedge losses. Underlying profit before tax from non-life insurance declined 60.3% to EUR 509 million from EUR 1,282 million in 2007, due primarily to capital losses and impairments on equities, as well as unfavourable underwriting results in Canada.
BANKING OPERATIONS
Income
Total income from banking decreased 19.7%, or EUR 2,871 million, to EUR 11,731 million in 2008 from EUR 14,602 million in 2007. This decrease was experienced despite an increase in the interest result, which was primarily attributable to a sharp increase in margins. The sharp increase in margins was more than offset, however, by decreases in investment income and other income.
The net interest result increased by EUR 2,049 million, or 22.7%, to EUR 11,085 million in 2008 from EUR 9,036 million in 2007, driven by higher interest results in all business lines, but especially in Wholesale Banking. The interest margin in 2008 was 1.07%, an increase from 0.94% in 2007, due to higher margins in Wholesale Banking (especially Financial Markets and General Lending) and in ING Direct (particularly influenced by the more favorable interest rate environment in the US).
Commission income decreased 1.1%, or EUR 31 million to EUR 2,895 million in 2008 from EUR 2,926 million in 2007. The decrease in commission income was primarily due to the strong decline of management fees by EUR 145 million (especially ING Belgium, ING Real Estate and Retail Netherlands). Fees from securities business decreased by EUR 56 million (especially ING Belgium and Retail Netherlands), but funds transfer fees increased by EUR 102 million (mainly Wholesale Banking and Retail Central Europe) and brokerage and advisory fees increased by EUR 23 million.
Investment income decreased by EUR 3,405 million to a loss of EUR 2,459 million in 2008 from a profit of EUR 946 million in 2007. The decrease was almost entirely due to results on securities (including impairments) and fair value changes on real estate investments, changing from a profit of EUR 487 million in 2007 to a loss of EUR 2,739 million in 2008. Of this loss, EUR 2,087 million relates to debt securities (mainly impairments on the Alt-A portfolio at ING Direct), EUR 302 million relates to equity securities and EUR 350 million is attributable to real estate investments. Furthermore, rental income decreased by EUR 46 million and other investment income decreased by EUR 78 million.

Other income decreased by EUR 1,484 million, or 87.7%, to EUR 209 million in 2008 from EUR 1,693 million in 2007. Net trading income declined EUR 1,154 million from a profit of EUR 749 million in 2007 to a loss of EUR 405 million in 2008. The share of profit from associates decreased by EUR 448 million from EUR 238 million in 2007 to a loss of EUR 210 million in 2008, mainly due to the downward valuation of listed funds at ING Real Estate. Other revenues, including income from operating lease, were EUR 88 million lower. These developments were partly offset by an increase of EUR 206 million in valuation results from non-trading derivatives, for which hedge accounting is not applied.
Expenses
Total operating expenses increased by EUR 336 million, or 3.4%, to EUR 10,303 million in 2008 from EUR 9,967 million in 2007. In 2008, special items were EUR 271 million in provisions and costs related to the Retail Netherlands strategy (combining ING Bank and Postbank) and EUR 30 million impairment costs of not launching ING Direct Japan. In 2007, special items were EUR 295 million in provisions and costs related to the Retail Netherlands Strategy, EUR 94 million in restructuring provision for Wholesale Banking and EUR 56 million in restructuring provision for Retail Banking. Excluding these special items, total operating expenses increased by EUR 480 million, or 5.0%, mainly at Retail Banking, due to the inclusion of ING Bank Turkey and investments to support activities in developing markets, and at ING Direct to support the growth of the business.
The addition to the provision for loan losses
The total addition to the provision for loan losses in 2008 was EUR 1,280 million compared to EUR 125 million in 2007, an increase of EUR 1,155 million reflecting the worsening of economic conditions. Retail Banking showed an increase by EUR 203 million, from EUR 198 million in 2007 to EUR 401 million in 2008 and ING Direct showed an increase by EUR 215 million, from EUR 68 million in 2007 to EUR 283 million in 2008. The net release in Wholesale Banking of EUR 142 million in 2007 turned into an addition to the loan loss provision of EUR 596 million in 2008. As a percentage of average credit-risk weighted assets (based on Basel II), the addition to the provision for loan losses in 2008 was 48 basis points.
Result before tax and net result
Total result before tax decreased 96.7%, or EUR 4,362 million, to EUR 148 million in 2008 from EUR 4,510 million in 2007. Special items (mostly provision for the merger of Postbank and ING Bank Netherlands) had a negative impact of EUR 301 million on result before tax in 2008. In 2007, divestments and special items had a negative impact of EUR 458 million on result before tax, including EUR 489 million in special items, partly offset by EUR 32 million realized gains on divestments.
Net result from banking declined 87.5%, or EUR 3,184 million, from EUR 3,638 million in 2007 to EUR 454 million in 2008. The decrease in net result is smaller than the decrease in result before tax due to the tax rebate of EUR 238 million for 2008, which was supported by the revision of tax returns from previous years, compared with the taxation of EUR 759 million for 2007 (effective tax rate 16.8%).
Underlying result before tax
Excluding the effects of divestments and excluding special items, ING’s banking operations showed a decrease in underlying result before tax of EUR 4,518 million, or 91.0%, from EUR 4,967 million in 2007 to EUR 449 million in 2008. Underlying net result decreased by EUR 3,260 million, or 81.9%, from EUR 3,982 million in 2007 to EUR 722 million in 2008, due to the tax rebate.
GROUP OVERVIEW
Year ended December 31, 2007 compared to year ended December 31, 2006
Total result before tax increased by EUR 1,103 million, or 11.1% from EUR 9,940 million in 2006 to EUR 11,043 million in 2007 and total underlying result before tax increased by EUR 1,221 million or 12.4% from EUR 9,859 million in 2006 to EUR 11,080 million in 2007. The increase in result before tax was supported by EUR 2,087 million in gains on the sale of stakes in ABN AMRO and Numico. However, the result before tax of ING Direct decreased by 23.3% due to losses related to repositioning the UK business as well as an impairment on asset-backed commercial paper in Canada in the fourth quarter 2007. The increase in total result before tax is also impacted by divestments which resulted in a gain of EUR 414 million and a loss of EUR 63 million for 2007 and 2006, respectively. Special items in 2007 influenced result before tax negatively by EUR 489 million, in 2006 there were no special items.

Net result rose by EUR 1,549 million, or 20.1% from EUR 7,692 million in 2006 to EUR 9,241 million in 2007. This higher growth compared with the increase in result before tax was due to a lower effective tax rate in 2007. The effective tax rate decreased to 13.9% in 2007 from 19.2% in 2006 mainly due to high tax-exempt gains on equity investments (ABN AMRO and Numico) in 2007 compared to 2006. Underlying net result increased from EUR 7,681 million in 2006 to EUR 9,208 million in 2007.
Earnings per share attributable to equity holders of the Company increased to EUR 4.32 in 2007 from EUR 3.57 in 2006.
Currency impact
Currency rate differences had a negative impact of EUR 159 million on net result and EUR 211 million on result before tax, mainly due to the weakening of the US dollar, the Canadian dollar and the South Korea won. In 2006 currency rate differences had a positive impact of EUR 20 million on net result and EUR 48 million on result before tax.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “ Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities, the cash flow hedge reserve and goodwill and includes hybrid capital. On this basis, the debt/equity ratio of ING Group increased to 9.5% in 2007 compared with 9.0% in 2006, partly due to the buyback of own shares. The capital coverage ratio of ING Verzekeringen N.V. decreased to 244% of E.U. regulatory requirements at the end of December 2007, compared with 274% at the end of December 2006, due to the decrease in available capital. The tier-1 ratio of ING Bank N.V. stood at 7.39% at the end of 2007, down from 7.63% at the end of 2006, but remained above the 7.20% target. This decrease was caused by strong growth in risk-weighted assets and the deduction of EUR 1.2 billion in goodwill and other intangibles related to the purchase of Oyak Bank, partly compensated by a capital injection of EUR 2.2 billion from ING Group to ING Bank in the fourth quarter. Total risk-weighted assets of the banking operations increased by EUR 64.8 billion, or 19.2%, to EUR 402.7 billion as of December 31, 2007 from EUR 337.9 billion as of December 31, 2006, driven by growth in Wholesale Banking and Retail Banking.
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
Underwriting Expenditure
Underwriting expenditure increased by EUR 645 million, or 1.3% from EUR 48,188 million in 2006 to EUR 48,833 million in 2007. The underwriting expenditure of the life insurance operations increased by EUR 440 million, or 1.0%. The underwriting expenditure of the non-life insurance operations increased by EUR 205 million, or 4.5%, resulting in an overall higher non-life claims ratio of 65.2% in 2007 compared with 58.7% in 2006, primarily attributable to a higher claims ratio in the Netherlands and Canada.
Expenses
Operating expenses from the insurance operations increased 4.5%, or EUR 240 million to EUR 5,515 million in 2007, from EUR 5,275 million in 2006, mainly due to ongoing cost reduction initiatives offset by higher start-up costs in 2007 to support our growth in Central Europe and the Rest of Europe and Asia. The efficiency ratios for the life insurance operations deteriorated mainly reflecting the investments in growth areas. Expenses as a percentage of assets under management for investment products deteriorated slightly to 0.76% in 2007 compared with 0.75% in 2006. Expenses as a percentage of premiums for life products decreased to 14.3% in 2007 from 13.3% in 2006. The cost ratio for the non-life operations was flat at 31.8%.

Result before tax and net result
Total result before tax from insurance increased 32.4%, or EUR 1,598 million, to EUR 6,533 million in 2007 from EUR 4,935 million in 2006, mainly due to the gains on equities. This increase was also impacted by divestments which resulted in a profit of EUR 382 million in 2007 and a gain of EUR 49 million in 2006. Divested units contributed EUR 79 million result before tax in 2006 and EUR 42 million to result before tax in 2007. Net result from insurance increased by 41.8%, or EUR 1,651 million to EUR 5,603 million in 2007 from EUR 3,952 million in 2006 due to a decrease in minority interests to EUR 155 million in 2007 from EUR 281 million in 2006, but especially the high tax exempt gains on equity investments caused a reduction of the effective tax rate from 14.2% in 2006 to 11.9% in 2007.
Underlying result before tax
Underlying result before tax from the insurance operations increased by 27.2%, or EUR 1,306 million to EUR 6,113 million in 2007 from EUR 4,807 million in 2006, primarily due to the gains on the sale of ING’s stakes in ABN AMRO and Numico. Underlying result before tax from life insurance increased 43.4%, or EUR 1,461 million from EUR 3,370 million in 2006 to EUR 4,831 million in 2007. The life insurance activities in the US, Central Europe, the Rest of Europe and Latin America showed strong profit growth, supported by increased sales, growth in assets under management and investment gains. The non-life operations decreased by 10.8%, or EUR 155 million from EUR 1,437 million in 2006 to EUR 1,282 million in 2007. In the Netherlands, the deterioration was mainly caused by rate pressure as well as high one-off claims provisions related to last year. Canada results declined due to lower underwriting results and a decrease in investment gains.
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
Expenses
Total operating expenses increased by EUR 880 million, or 9.7%, to EUR 9,967 million in 2007 from EUR 9,087 million in 2006. The increase is for EUR 445 million attributable to special items in 2007, comprising EUR 295 million in provisions and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank), EUR 94 million in restructuring provision for Wholesale Banking and EUR 56 million in restructuring provision for Retail Banking. Divestments in 2006 had a mitigating impact of EUR 111 million on expense growth, but an additional increase of EUR 546 million or 6.1%, was experienced in 2007 due, in part, to investments to support the growth of the business, notably at ING Direct, ING Real Estate and the Retail Banking activities in developing markets.
The addition to the provision for loan losses
The total addition to the provision for loan losses in 2007 was EUR 125 million compared to EUR 103 million in 2006, an increase of 21.4% or EUR 22 million. Retail Banking showed an increase by EUR 22 million, from EUR 176 million in 2006 to EUR 198 million in 2007 and ING Direct showed an increase by EUR 8 million, from EUR 60 million in 2006 to EUR 68 million in 2007. The net release in Wholesale Banking increased by EUR 10 million to EUR 142 million in 2007. As a percentage of average credit-risk weighted assets, the addition to the provision for loan losses in 2007 was 4 basis points, up slightly from 3 basis points in 2006.
Result before tax and net result
Total result before tax decreased 9.9%, or EUR 495 million, to EUR 4,510 million in 2007 from EUR 5,005 million in 2006. Divestments and special items had a negative impact of EUR 458 million on result before tax in 2007, including EUR 489 million in special items, partly offset by EUR 32 million realized gains on divestments. In 2006, divestments resulted in a realized loss of EUR 112 million. The divested units contributed EUR 65 million to result before tax in 2006.
Net result from banking declined 2.7%, or EUR 102 million from EUR 3,740 million in 2006 to EUR 3,638 million in 2007. This decrease is moderated due to the effective tax rate for ING’s banking operations which decreased from 24.1% (EUR 1,205 million) for 2006 to 16.8% (EUR 759 million) for 2007, caused by high tax-exempted gains, the release of some tax liabilities, a lower corporate tax rate in the Netherlands and the impact of a tax asset in Germany.
Underlying result before tax
Excluding the effects of divestments and excluding special items, ING’s banking operations showed a decrease in underlying result before tax of EUR 85 million, or 1.7%, from EUR 5,052 million in 2006 to EUR 4,967 million in 2007. Underlying net result increased by EUR 166 million, or 4.4%, from EUR 3,816 million in 2006 to EUR 3,982 million in 2007, due to the low effective tax rate.

CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(EUR billions, except amounts per share)
Investments	258.3	292.7	311.6
Financial assets at fair value through the profit and loss account	280.5	327.1	317.5
Loans and advances to customers	619.8	553.0	474.4
Total assets	1,331.7	1,312.5	1,226.3
Insurance and investment contracts:
Life	213.0	232.4	237.9
Non-life	6.7	9.6	10.1
Investment contracts	21.1	23.7	20.7

Total insurance and investment contracts	240.8	265.7	268.7
Customer deposits and other funds on deposits (1)	522.8	525.2	496.7
Debt securities in issue/other borrowed funds	127.7	94.1	107.8
Total liabilities (including minority interests)	1304.3	1,275.3	1,188.0
Non-voting equity securities	10.0
Shareholders’ equity	17.3	37.2	38.3
Shareholders’ equity per Ordinary share (in EUR)	8.55	17.73	17.78

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
Year ended December 31, 2008 compared to year ended December 31, 2007
Total assets increased by 1.5% in 2008 to EUR 1,331.7 billion, mainly due to increased loans and advances to customers, partly offset by decreased investments and financial assets at fair value through the profit and loss account. Investments decreased by EUR 34.4 billion, or 11.7%, to EUR 258.3 billion in 2008 from EUR 292.7 billion in 2007, representing a decrease of EUR 22.8 billion in insurance investments and a decrease of EUR 11.6 billion in banking investments.
Loans and advances to customers increased by EUR 66.8 billion, or 12.1%, rising to EUR 619.8 billion at the end of December 2008 from EUR 553.0 billion at the end of December 2007. Loans and advances to customers of the insurance operations decreased EUR 1.9 billion. Loans and advances of the banking operations increased by EUR 73.1 billion. The Netherlands operations increased by EUR 37.9 billion and the international operations by EUR 33.3 billion.
Shareholders’ equity decreased by 43.5% or EUR 19,874 million to EUR 17,334 million at December 31, 2008 compared to EUR 37,208 million at December 31, 2007. The decrease is mainly due to the negative net result from the year 2008 (EUR (729) million), unrealized revaluation equity and debt securities (EUR (18,971) million), changes in treasury shares (EUR (2,030) million) and the cash dividend to shareholders/coupon on the Core Tier-1 Securities (EUR (3,600) million), partially offset by realized gains equity securities released to profit and loss (EUR 2,596 million) and the change in cashflow hedge reserve (EUR 746 million).
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
Shareholders’ equity decreased by 2.8% or EUR 1,058 million to EUR 37,208 million at December 31, 2007 compared to EUR 38,266 million at December 31, 2006. Net result from the year 2007 added EUR 9,241 million to equity and unrealized revaluation shares added EUR 2,997 million, partially offset by unrealized revaluations debt securities of EUR 4,725 billion, realized gains equity securities released to profit and loss of EUR 3,044 million, change due to treasury shares of EUR 2,304 million and a cash dividend of EUR 2,999 million.
ING does not have any significant non-consolidated SPEs or other off-balance sheet arrangements for which it is reasonably likely that these may have to be consolidated in future periods, and/or could have a significant impact on our income from operations, liquidity and capital resources. Reference is made to Note 27 of the Consolidated Financial Statements.

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. The following table sets forth the contribution of our six business lines to our underlying result before tax for each of the years 2008, 2007 and 2006 See Note 49 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

2008	Insurance	Insurance	Insurance	Wholesale	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking(3)	Banking (3)	ING Direct	Other(1)	Group
Total income	14,489	27,738	14,159	4,107	7,399	878	(2,479)	66,291

Total expenditure	13,838	28,327	14,372	3,498	5,979	2,033	(269)	67,778

Result before tax	651	(589)	(213)	609	1,420	(1,155)	(2,210)	(1,487)
Gains/losses on divestments		(237)	214				15	(8)
Result before tax from divested units		(28)	115					88
Special items		321			271	30		622

Underlying result before tax	651	(534)	116	609	1,691	(1,125)	(2,194)	(786)

2007	Insurance	Insurance	Insurance	Wholesale	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other 1) 2)	Group
Total income	16,262	29,681	14,383	4,801	7,483	2,196	1,781	76,586
Total expenditure	13,962	27,529	13,807	2,836	5,405	1,667	338	65,544

Result before tax	2,300	2,152	576	1,965	2,079	530	1,443	11,043
Gains/losses on divestments	(418)	(93)			(32)		129	(414)
Result before tax from divested units	(42)	3						(39)
Special items				94	355		40	489

Underlying result before tax	1,840	2,062	576	2,059	2,402	530	1,611	11,080

2006	Insurance	Insurance	Insurance	Wholesale	Retail			Total
(EUR millions)	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct	Other 1)	Group
Total income	16,170	29,779	13,378	4,738	7,166	2,289	101	73,621
Total expenditure	13,808	27,787	12,742	2,686	4,803	1,598	258	63,681

Result before tax	2,362	1,992	636	2,052	2,363	691	(157)	9,940
Gains/losses on divestments	(34)		(15)	89		23		63
Result before tax from divested units	(79)			(45)		(20)		(144)
Special items

Underlying result before tax	2,249	1,992	621	2,096	2,363	694	(157)	9,859

(1)	Other mainly includes items not directly attributable to the business lines and intercompany relations. See Note 49 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

(2)	Includes the gains on the sale of stakes in ABN AMRO and Numico

(3)	Mid-corporate clients in the home markets Netherlands, Belgium, Poland and Romania have been transferred retroactively from Wholesale Banking to Retail Banking. Figures for 2007 and 2006 have been restated accordingly.

The business lines are analyzed on a total basis for Income, Expenses and Result before tax, the geographical analyses are based on underlying figures.
INSURANCE EUROPE

	Insurance Europe
	2008	2007	2006
	(EUR millions)
Premium income	10,194	10,616	10,552
Commission income	491	477	348
Investment and Other income	3,804	5,169	5,270

Total income	14,489	16,262	16,170

Underwriting expenditure	11,559	11,595	11,458
Other interest expenses	513	591	544
Operating expenses	1,764	1,774	1,805
Other impairments	2	1	1

Total expenditure	13,838	13,962	13,808

Result before tax	651	2,300	2,362
Gains/losses on divestments		(418)	(34)
Result before tax from divested units		(42)	(79)

Underlying result before tax	651	1,840	2,249

Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total premium income decreased by EUR 422 million to EUR 10,194 million in 2008 from EUR 10,616 million in 2007, primarily due to the impact from the divestment of the Belgian broker and employee benefits business in September 2007 (EUR 363 million). Excluding this impact, premium income decreased EUR 59 million as sales from investment products suffered across Europe due to volatile equity markets and increased competition from bank deposits. Non-life premium income was flat despite fierce competition as market share was maintained. In Central and Rest of Europe, premium income increased to EUR 2,486 million from EUR 2,436 million, mainly due to growth in Poland as a result of higher sales of traditional products.
Expenses
Operating expenses decreased by EUR 10 million to EUR 1,764 million in 2008 from EUR 1,774 million in 2007. Excluding the divestment of the Belgian broker and employee benefits business, operating expenses increased by EUR 38 million, of which EUR 23 million came from Belgium and Luxembourg and EUR 29 million came from Central and Rest of Europe, offset by the Netherlands where operating expenses decreased by EUR 15 million due to lower reorganization expenses. In Belgium and Luxembourg, the expense increase was partly related to the legal transfer of ING’s investment management operations in Brussels from ING Bank to ING Insurance. The increase in operating expenses in Central and Rest of Europe reflected business growth as well as investments for a multi-year operational efficiency program that started in 2008.
Result before tax
Result before tax decreased by EUR 1,649 million to EUR 651 million in 2008 from EUR 2,300 million in 2007, primarily due to lower investment income across most asset classes. There were no material divestments in 2008. However, the sale of the of Belgian broker and employee benefits business led to a gain of EUR 418 million in 2007.
Underlying result before tax
Underlying result before tax for Insurance Europe declined by EUR 1,189 million to EUR 651 million in 2008 from EUR 1,840 million in 2007 due to lower investment income across most asset classes. Income from real estate of EUR (278) million decreased from EUR 371 million a year ago due to negative revaluations of properties in the United Kingdom and continental Europe. Income from private equity of EUR (296) million compares to EUR 160 million in 2007. Financial market distress also led to EUR 80 million impairment on fixed income funds. In Central and Rest of Europe, underlying profit declined marginally to EUR 329 million in 2008 from EUR 332 million in 2007. Despite market turmoil, Poland, which accounts for about half the region’s result, was able to increase its profit by EUR 23 million. However, this was offset by lower profit contributions by Spain (EUR (10) million) and Hungary (EUR (11) million).
The Netherlands
Underlying result before tax in the Netherlands decreased to EUR 242 million in 2008 from EUR 1,444 million in 2007 due to investment losses across most asset classes. Income from real estate dropped to EUR (278) million from EUR 371 million in 2007 due to negative revaluations of properties in the United Kingdom and continental Europe. Negative revaluations and impairments on private equity investments resulted in income of EUR (296) million in 2008, down from EUR 160 million in 2007. Furthermore, the capital upstream of EUR 5.0 billion to the Corporate Line Insurance in 2007 contributed to lower investment income in 2008.
The underlying result before tax for life insurance decreased to EUR (49) million in 2008 from EUR 1,029 million in 2007. Income from real estate dropped to EUR (258) million from EUR 345 million in 2007 due to negative revaluations of properties in the United Kingdom and continental Europe. In November, ING’s Dutch insurance subsidiaries reached an agreement in principle with consumer organizations regarding individual unit-linked life policies that were sold in the Netherlands. This agreement is non-binding for individual policyholders. There was no material P&L impact as adequate provisions had already been established. Capital gains on debt securities and fixed income funds decreased to EUR (79) million in 2008 compared to EUR 20 million in 2007. Life premium income life stayed flat at EUR 1,590 in 2008 versus EUR 1,587 million in 2007 despite the weak investment climate. Termination of low-return group contracts and cessation of the sale of traditional unit-linked products were offset by higher sales of group life products through indexation, as well as higher sales due to single premium fixed annuities in the Netherlands.
Underlying result before tax for non-life insurance decreased to EUR 292 million in 2008 from EUR 415 million in 2007 primarily due to negative revaluations of real estate and private equity investments. The combined investment income from real estate and private equity declined EUR 111 million year over year. Furthermore, higher releases of technical provisions in 2007 than in 2008 contributed to lower results in 2008. Non-life premium income was flat at EUR 1,590 million in 2008 versus EUR 1,587 million in 2007 as market share was maintained despite fierce competition due to new entrants and an increasing number of insurers offering their services through the internet.
Belgium
Underlying result before tax in Belgium increased to EUR 77 million in 2008 from EUR 54 million in 2007 due to lower profit-sharing for the Optima product which added EUR 10 million to the underlying result, as well as a higher release of EUR 10 million in technical provisions in 2008. Premium income from life insurance decreased to EUR 1,064 million in 2008 from EUR 1,160 million in 2007 due to the weak investment climate and competition from banks for retail savings.
Central and Rest of Europe
Underlying result before tax declined marginally to EUR 329 million in 2008 from EUR 332 million in 2007. Underlying pre-tax profit was down in Spain to EUR 35 million from EUR 44 million in 2007, and in Hungary to EUR 68 million from EUR 79 million in 2007, which was offset by Poland where pre-tax profit increased to EUR 158 million in 2008 from EUR 135 million in 2007. Results in Hungary and Spain were impacted by impairments on fixed income securities and equity hedge losses. Life premium income increased to EUR 2,446 million from EUR 2,394 as higher premiums in Poland were partially offset by lower premiums in Hungary and Spain. Premium income in Spain and Hungary was impacted by lower sales of unit linked products and variable annuities amidst unfavorable market conditions. The successful introduction of a single premium investment product in Poland generated EUR 542 million in sales, which were not reflected in gross premiums.
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
Result before tax
Result before tax in 2007 included a gain of EUR 418 million from the sale of Belgian broker and employee benefits business, whereas the 2006 pre-tax result reflected a EUR 34 million gain on the unwinding of a cross-shareholding with Bank Piraeus in Greece. Notwithstanding those gains, total profit before tax of Insurance Europe declined by 2.6%, or EUR 62 million to EUR 2,300 million in 2007 from EUR 2,362 million in 2006.
Underlying result before tax
Underlying result before tax from Insurance Europe declined by 18.2%, or EUR 409 million from EUR 2,249 million in 2006 to EUR 1,840 million in 2007, driven by lower insurance results in the Netherlands following lower capital gains and fair value changes on real estate and private equity investments and significant disability provision releases in 2006. Central Europe continued to show strong growth of life underwriting results, partly compensated by EUR 26 million higher greenfield strain in Romania and Russia. Underlying pre-tax profit from life insurance declined by 15.7%, or EUR 263 million to EUR 1,412 million in 2007 from EUR 1,675 million in 2006, mostly resulting from a EUR 327 million decrease in life results from the Netherlands partly offset by a EUR 51 million increase in Central and Rest Europe, primarily in Hungary and Poland as well as the Czech and Slovakia republics. Underlying result from non-life insurance declined by 25.4%, or EUR 146 million from EUR 574 million in 2006 to EUR 428 million in 2007, including 2006 releases of actuarial provisions caused by the introduction of a new long-term disability act in the Netherlands.
Netherlands
In the Netherlands, underlying result before tax decreased by 24.4%, or EUR 466 million to EUR 1,445 million in 2007 from EUR 1,911 million in 2006, as lower investment income and actuarial provision releases more than offset the slight decline in operating expenses. Results included EUR 217 million lower gains and revaluations from real estate investment declining from EUR 443 million in 2006 to EUR 226 million in 2007 and EUR 42 million lower gains and revaluations from private equity investments from EUR 166 million in 2006 to EUR 124 million in 2007, as well as a EUR 98 million release of disability provisions triggered by the introduction of a new long-term disability act in 2006. In 2007, the increase in the shortfall in investment guarantees on certain group pension contracts deteriorated EUR 74 million compared to 2006.
Underlying result before tax from the life insurance businesses declined by 24.1%, or EUR 327 million from EUR 1,357 million in 2006 to EUR 1,030 million in 2007 driven by lower investment income, especially lower gains and revaluations on real estate and private equity investments. Life premium income declined by 4.2%, or EUR 374 million from EUR 5,230 million in 2006 to EUR 5,008 million in 2007, mainly due to lower single-premium sales due to enhanced pricing discipline to improve profitability and negative media attention around unit-linked products.
Underlying result before tax from the non-life insurance businesses decreased by 25.1%, or EUR 139 million from EUR 554 million in 2006 to EUR 415 million in 2007, driven by EUR 98 million disability provision releases in 2006 as well as lower results from real estate and private equity investments. Non-life premiums declined by 1.2% to EUR 1,587 million, a decrease of EUR 19 million compared to EUR 1,606 million in 2006 largely attributable to the disposition of guarantee insurer Nationale Borg in the second quarter of 2006. Increased distribution through the proprietary bank channel more than compensated for the impact of rate pressure in automobile and group income insurance.
Belgium
In Belgium, underlying result before tax from insurance rose by 8.8%, or EUR 3 million from EUR 57 million in 2006 to EUR 62 million in 2007, due to higher results from life insurance. Underlying result from life insurance, including Luxembourg, rose by EUR 12 million, or 25.5% to EUR 59 million in 2007 from EUR 47 million in 2006, driven by higher sales and investment income. Underlying result before tax from non-life insurance, declined sharply to EUR 3 million in 2007 from EUR 10 million in 2006, partly caused by a strengthening of the claims provisions for disability based on recent claims experience. Following the divestment of the broker and employee benefits business in 2007, the insurance activities in Belgium are focused exclusively on the sale of insurance products through ING’s proprietary bank channels (ING Bank and Record Bank). Life premium income increased by 15.0%, to EUR 1,160 million in 2007 from EUR 1,009 million in 2006, due to strong sales of investment products with a capital guarantee and high profit participation potential. Non-life premiums were up 12.5%, mainly due to the compulsory natural disaster cover introduced in 2007.
Central and Rest of Europe
In Central and Rest of Europe, underlying result before tax increased by 17.7%, or EUR 50 million to EUR 332 million in 2007 from EUR 282 million in 2006, driven by a 18.8% increase in life results to EUR 323 million. The new life operation in Russia and second-pillar pension fund in Romania caused a EUR 26 million higher greenfield strain on underlying pre-tax result. The Czech Republic, Hungary, Poland and Slovakia all showed strong growth in life and pensions, driven by higher premiums and pension fund inflows. Life premium income rose by 25.6%, or EUR 488 million from EUR 1,906 million in 2006 to EUR 2,394 million in 2007, propelled by high sales of unit-linked products in Greece and the Czech Republic, group life in Spain as well as the launch of the variable annuities in Hungary and Spain.
INSURANCE AMERICAS

	Insurance Americas
	2008	2007	2006
	(EUR millions)
Premium income	22,549	23,537	24,118
Commission	1,254	1,036	984
Investment and Other income	3,935	5,108	4,677

Total income	27,738	29,681	29,779

Underwriting expenditure	25,319	24,682	24,981
Other interest expenses	222	328	316
Operating expenses	2,574	2,519	2,490
Other impairments	212	0	0

Total expenditure	28,327	27,529	27,787

Result before tax	(589)	2,152	1,992
Gains/losses on divestments	(237)	(93)
Result before tax from divested units	(28)	2
Special items	321	0	0

Underlying result before tax	(534)	2,061	1,992

Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total premium income decreased by 4.2%, or EUR 988 million, from EUR 23,537 million in 2007 to EUR 22,549 million in 2008. Underlying life premiums increased by 0.8%, or 8.8% excluding currency impacts to EUR 19,216 million, primarily attributable to the US (increase of 8.4% in local currency) driven by variable annuities, retirement services and fixed annuities. Underlying non-life premium income decreased by 12.6%, mainly due to the sale of the health business in Chile in the first quarter of 2008. Premium income in Canada decreased by 4.2%, but increased by 1.7% excluding currency impacts due to an increase in average premiums, while the number of new risks insured decreased.

Commission income increased by 21.0%, or EUR 218 million to EUR 1,254 million in 2008 from EUR 1,036 million in 2007, primarily due to the acquisitions of the annuity and pension business from Santander in Latin America at the end of 2007. Investment and Other income decreased 23.0% or EUR 1,173 million from EUR 5,108 million in 2007 to EUR 3,935 million in 2008 due to credit related losses and impairments, unfavorable results on non-trading derivatives and losses from limited partnerships.
Expenses
Operating expenses increased by 2.2%, or EUR 55 million from EUR 2,519 million in 2007 to EUR 2,574 million in 2008. Underlying expenses increased 10.5% excluding currency impacts, mainly due to integration and operating expenses triggered by the acquisition of CitiStreet in the US and the acquisition of pension business from Santander in Latin America. Expenses as a percentage of assets under management for investment products deteriorated from 0.74% to 0.87%, while expenses as a percentage of premiums for life products improved to 14.6% in 2008.
Result before tax
Result before tax in 2008 included a gain of EUR 55 million, which resulted from the divestment of Chile health business in the first quarter of 2008 and a gain of EUR 182 million which resulted from the divestment of Mexico insurance business in the third quarter of 2008. In addition, the result before tax in 2008 includes EUR 28 million profit generated by the Mexico divested insurance businesses. The special items in 2008 related to integration expenses for CitiStreet in the US (EUR 90 million before tax), losses from annuity and pension businesses in Argentina following the nationalization of the private pension business in the fourth quarter of 2008 (EUR 228 million before tax), and restructuring charges in several countries in Latin America (EUR 3 million before tax).
Underlying result before tax
Underlying result before tax from Insurance Americas decreased to a loss of EUR 534 million in 2008 from a profit of EUR 2,062 million in 2007. Underlying result before tax in the US decreased by EUR 2,473 million from a profit of EUR 1,356 million in 2007 to a loss of EUR 1,117 in 2008, primarily due to net investment losses and negative impact from deferred acquisition costs unlocking. The Canadian business had a 22.6%, or EUR 106 million decrease in underlying result before tax from EUR 470 million in 2007 to EUR 364 million in 2008 due to lower underwriting income, including higher catastrophe claims. In Latin America underlying profit before tax decreased by 6.8%, or EUR 16 million to EUR 220 million in 2008 from EUR 236 million in 2007. The underlying profit before tax in the life businesses decreased by EUR 44 million due to lower investment gains in 2008 (especially in Mexico), and lower investment results on the legally-required capital in the pension businesses (especially in Chile and Peru). The underlying profit before tax in the non-life businesses increased EUR 28 million, due to higher non-life results in Brazil, including a tax reserve release of EUR 24 million.
United States
Premium income increased by 0.3%, or 8.4% excluding currency impact to EUR 18,736 million in 2008 from EUR 18,677 million in 2007. This increase was mainly due to higher sales of retirement services, variable annuities and fixed annuities. Operating expenses increased 2.3%, or 10.1% excluding currency impact to EUR 1,531 million due to the acquisition of CitiStreet in the second quarter of 2008, partly offset by lower personnel-related expenses. Underlying result before tax decreased to a loss of EUR 1,117 million from a profit of EUR 1,356 million in 2007. The negative result before tax in 2008 included investment losses (pre-DAC) of EUR 965 million. In addition, deferred acquisition costs unlocking had a negative impact of EUR 1,180 million in 2008, compared with a positive impact of EUR 14 million in 2007. The further decrease of underlying result was due to lower fee income in 2008 from lower assets under management in retirement services, higher cost of guaranteed benefits in 2008 in variable annuities, negative limited partnerships result in 2008, and lower result from private equity investments.
Canada
Premium income decreased by 4.2%, from EUR 2,788 million in 2007 to EUR 2,671 million in 2008, but increased 1.7% excluding currency impact. The increase was primarily attributable to rate increases and average premium increases in personal lines which compensated for a lower the number of insured risks. Operating expenses of EUR 544 million in 2008 decreased by 1.6% compared to 2007, but increased 4.3% excluding currency impact. Underlying profit before tax decreased by 22.6%, or EUR 106 million from EUR 470 million in 2007 to EUR 364 million in 2008, due to lower underwriting results, partially offset by higher investment income, including lower impairments of fixed income securities. Underwriting results decreased in 2008 following higher claims (including higher catastrophe claims). The claims ratio deteriorated to 69.5% in 2008 from 65.7% in 2007, and the expense ratio deteriorated from 28.5% to 29.1%. The combined ratio deteriorated to 98.6% in 2008 from 94.2% in 2007.

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
Result before tax
Result before tax in 2007 included a gain of EUR 93 million, which resulted from the dilution of ING’s share in Brazil’s SulAmérica, following an initial public offering.
Underlying result before tax
Underlying result before tax from Insurance Americas increased by 3.4%, or EUR 67 million from EUR 1,992 million in 2006 to EUR 2,059 million in 2007. Underlying result before tax in the US grew by 12.7%, or EUR 153 million from EUR 1,203 million in 2006 to EUR 1,356 million in 2007, due to net investment gains and commission income, partially offset by increased operating expenses . The Canadian business had a 22.3%, or EUR 135 million decrease in underlying result before tax from EUR 605 million in 2006 to EUR 470 million in 2007, due to less favorable developments in current and prior-year reserves and impairments and investment losses. In Latin America underlying result before tax increased 27.3%, or EUR 50 million to EUR 233 million in 2007 from EUR 183 million in 2006, due to life operations increase, partly offset by non-life operations. Life operations rose 84.6% or EUR 99 with higher results across the region, including investment gains in Mexico. Non-life operations decreased 74.2% or EUR 49 million, due to higher fire and weather-related claims and provision strengthening in automobile insurance in Mexico, partly offset by the results from the health business in Brazil.
United States
Underlying premium income decreased 2.4%, or EUR 453 million to EUR 18,677 million in 2007 from EUR 19,130 million in 2006. The decrease is attributable to the depreciation of the US dollar against the EUR. Excluding this impact, premium income increased 6.7%, mainly due to higher sales of variable annuity and retirement services, but was partially offset by lower premiums from fixed annuities. Operating expenses were almost flat as they increased only by 0.9%, or EUR 14 million. Excluding unfavorable currency impact of EUR 127 million, operating expenses increased 10.4%, due to marketing, continued business growth and personnel-related expenses. Underlying result before tax rose by 12%.7%, or EUR 153 million from EUR 1,203 million in 2006 to EUR 1,356 million in 2007. Net investment gains, including the EUR 21 million gain on the disposition of a minority equity investment, contributed EUR 83 million to the underlying result growth in the US. Excluding investment gains, underlying result before tax increased 5.5% to EUR 1,316, due to higher fee income from higher assets under management, higher result from private equity investments and positive impact from equity related deferred acquisition costs and reserves unlocking.

Canada
Underlying premium income of EUR 2,788 million EUR in 2007 was almost flat compared with 2006. Excluding the impact of the depreciation of Canadian dollar against the EUR, premium income increased 2.7% primarily attributable to the increase in the number of insured risks. Operating expenses of EUR 553 million in 2007 was almost flat compared with 2006. Excluding unfavorable currency impact of EUR 18 million, operating expenses rose by 4.3%. Underlying result before tax decreased 22.3%, or EUR 135 million from EUR 605 million in 2006 to EUR 470 million in 2007, due to lower underwriting results and investment losses. Underwriting results decreased in 2007 after a deterioration of the automobile insurance results and higher property insurance losses. The claims ratio deteriorated to 65.7% in 2007 from 59.2% in 2006, but the expense ratio improved to 28.5% from 29.9%. The combined ratio deteriorated to 94.2% in 2007 from 89.1% in 2006.
INSURANCE ASIA/PACIFIC

	Insurance Asia/Pacific
	2008	2007	2006
	(EUR millions)
Premium income	11,040	12,632	12,136
Commission	319	382	298
Investment and Other income	2,800	1,369	944

Total income	14,159	14,383	13,378

Underwriting expenditure	12,611	12,517	11,745
Other interest expenses	720	175	22
Operating expenses	1,040	1,115	965
Other impairments	0	0	10

Total expenditure	14,372	13,807	12,742

Result before tax	(213)	576	636
Gains/losses on divestments	214		(15)
Result before tax from divested units	115

Underlying result before tax	116	576	621

Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Premium income decreased by 12.6%, or EUR 1,592 million to EUR 11,040 million in 2008 from EUR 12,632 million in 2007. Excluding Taiwan, premiums fell 7.7%. Double digit growth was recorded in local terms in Australia, Korea and Rest of Asia. However, this was more than offset by a sharp decline in single premium variable annuity premiums in Japan.
Commission income decreased by 16.5%, or EUR 63 million to EUR 319 million in 2008 from EUR 382 million in 2007, mainly due to negative market performance and currency impact in Australia.
Expenses
Operating expenses decreased by 6.7%, or EUR 75 million to EUR 1,040 million in 2008 from EUR 1,115 million in 2007. Excluding Taiwan and currency effects, operating expenses increased 7.0%, as cost containment helped to offset most of the increased expenses from a higher in-force base in some countries and continued investment in greenfield operations, to support the growth in premium income in these markets.
Result before tax
On October 20, 2008, ING reached an agreement with Fubon Financial Holding Co. Ltd. to sell ING Life Taiwan for a consideration of USD 600 million (EUR 447 million). The transaction closed on February 11, 2009, and the total loss before tax of the transaction, comprising of the loss on divestment (EUR 214 million) and negative results from the divested unit related to impairments (EUR 115 million), was EUR 329 million (EUR 292 million after tax). As a consequence of the sale, Taiwan was separately reported from Insurance Asia/Pacific’s results beginning with the fourth quarter of 2008. Including the loss on the divestment and the result from the divested unit, result before tax decreased by 137.0%, or EUR 789 million to a loss of EUR 213 million in 2008 from a profit of EUR 576 million in 2007.

Underlying result before tax
Underlying result before tax decreased by 79.9%, or EUR 460 million to EUR 116 million in 2008 from EUR 576 million in 2007. Japan recorded a loss of EUR 167 million in 2008 compared to a profit of EUR 24 million in 2007, driven by losses on the variable annuity business as a consequence of extreme market volatility. Turmoil in the global financial markets led to negative revaluations on credit and equity linked securities, and impairments on fixed income investments, which further contributed to the decrease in the underlying result. Excluding Japan and currency impacts, underlying profit before tax declined by 15.5%.
Australia and New Zealand
Underlying result before tax decreased by 41.4%, or EUR 89 million, to EUR 126 million in 2008 from EUR 215 million in 2007. This was driven by reduced fee income due to a decline in assets under management and lower investment earnings. New sales in life risk products and favourable in-force retention drove life premium income up 6.2%, or EUR 17 million, to EUR 292 million in 2008 from EUR 275 million in 2007. Operating expenses decreased by 5.0%, but were up 1.6% excluding currency effects, to EUR 211 million in 2008 from EUR 222 in 2007. The increase was driven by a higher in-force base, investments in select business transformation projects and restructuring costs.
South Korea
In South Korea, underlying result before tax decreased by 45.7%, or 33.3% excluding currency effects, to EUR 163 million in 2008 from EUR 300 million in 2007. The decline was mainly due to market related impacts, comprising negative revaluations on an equity derivative fund and credit linked securities and impairments on fixed income securities. Results in 2007 had also been supported by the one-off recognition of EUR 10 million in dividend income from the consolidation of equity funds. Premium income decreased by 8.8%, but was up 13.8% excluding currency effects, to EUR 3,291 million in 2008 from EUR 3,607 million in 2007 due to favourable retention and stable new sales. Operating expenses decreased by 9.5%, but were up 13.6% excluding currency effects, to EUR 229 million in 2008 from EUR 253 million in 2007 to support business growth.
Taiwan
ING Life Taiwan was sold to Fubon Financial Holding Co. Ltd in February 2009. ING recorded zero underlying result before tax for Taiwan in 2008, as in 2007, due to strengthening of reserves in a low interest rate environment.
Japan
In Japan, underlying result before tax decreased by EUR 191 million to a loss of EUR 167 million in 2008 from a profit of EUR 24 million in 2007. The swing was primarily driven by adverse hedge results on the variable annuities business due to extraordinary market volatility, especially in the month of October. This was partially offset by an increase in profits on the Corporate Owned Life Insurance (COLI) business on an increased premium base and improved investment results. The turbulent financial market environment severely impacted single premium variable annuity (SPVA) sales. As a result, premium income declined 14.2% to EUR 4,026 million from EUR 4,693 million in 2007. Despite this decrease, ING is a top 3 player in the COLI segment and a top 4 player in the SPVA segment.
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

Result before tax
Following the sale of Australia’s non-life business in 2004, provisions were made for claims experience of several lines of business. As claims experience was favorable, the hold-back provision was released in 2006 resulting in a result before tax of EUR 15 million. Including the result from the divested unit, result before tax decreased by 9.4%, or 60 million to EUR 576 million in 2007 from EUR 636 million in 2006.
Underlying result before tax
Underlying result before tax decreased by 7.2%, or EUR 45 million to EUR 576 million in 2007 from EUR 621 million in 2006. This decrease was primarily due to Japan, which recorded a profit before tax of EUR 24 million in 2007 from EUR 156 million in 2006 largely due to the impact of market volatility on its Single Premium Variable Annuity or SPVA business, and a EUR 24 million Collateralized Debt Obligation or CDO markdown in the Corporate-Owned Life Insurance or COLI business. Excluding Japan, the underlying result was up 19%, driven by business in South Korea experiencing growth in investment-linked product sales and in-force premium as well as a one-off recognition of EUR 10 million from the consolidation of Best Equity Fund and business in Australia/New Zealand experiencing funds under management growth, investment earnings and release of provisions.
Australia and New Zealand
Underlying result before tax increased 33.5%, or EUR 54 million to EUR 215 million in 2007 from EUR 161 million in 2006 driven by funds under management growth, investment earnings and release of provisions. Life premium income rose by 19.6%, or EUR 45 million to EUR 275 million in 2007 from EUR 230 million in 2006, driven by new sales in life risk and personal investment products, along with favorable in-force business. Operating expenses increased 14.4% due to higher volume-driven expenses such as investment management, direct campaign and stamp duty costs.
South Korea
In South Korea, underlying result before tax rose by 14.1%, or EUR 37 million to EUR 300 million in 2007 from EUR 263 million 2007, driven primarily by growth of investment-linked product sales and in-force premium as well as a one-off recognition of EUR 10 million from the consolidation of Best Equity Fund. Premium income rose by 11.9%, or EUR 383 million to EUR 3,607 million in 2007 from EUR 3,224 in 2006, driven primarily by sales of unit-linked products as well as continued high persistency on existing contracts. Operating expenses rose by 29.1%, or EUR 57 million, from EUR 196 million in 2006 to EUR 253 million in 2007 due to the support provided for the growing and future business.
Taiwan
As in 2006, ING recorded zero profit for Taiwan in 2007 due to measures taken to strengthen reserves . A total charge of EUR 110 million was taken in 2007 to strengthen reserves, compared with EUR 182 million in 2006. For the reserve adequacy position please see the discussion under “Risk Management — ING Insurance — ING Insurance — Liquidity Risk — Reserve Adequacy” of Note 2.1 to the consolidated financial statements.
Japan
In Japan, underlying result before tax decreased by 84.6%, or EUR 132 million to EUR 24 million in 2007 from EUR 156 million in 2006 largely due to the impact of market volatility on its SPVA business, and a EUR 24 million CDO markdown in the COLI business. Sales momentum slowed down triggered by regulatory changes and economic volatility. Consequently, premium income declined by 5.0%. Operating expenses increased by 6.6%, mainly due to higher promotional and branding activities.

WHOLESALE BANKING

	Wholesale Banking
(EUR millions)	2008	2007	2006
Interest result	3,240	1,748	1,953
Commission income	1,213	1,235	1,170
Investment income	(314)	780	320
Other income	(32)	1,038	1,294

Total income	4,107	4,801	4,738

Operating expenses	2,902	2,978	2,818
Additions to the provision for loan losses	596	(142)	(132)

Total expenditure	3,498	2,836	2,686

Result before tax	609	1,965	2,052
Gains/losses on divestments			89
Result before tax from divested units			(45)
Special items		94

Underlying result before tax	609	2,059	2,096

Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total income decreased by 14.5%, or EUR 694 million, to EUR 4,107 million in 2008 from EUR 4,801 million in 2007. The total interest result increased by 85.4%, or EUR 1,492 million, to EUR 3,240 million in 2008 from EUR 1,748 million in 2007, due to both higher margins and increased volumes. Commission income declined 1.8%, or EUR 22 million, to EUR 1,213 million in 2008 from EUR 1,235 million in 2007. Investment and other income declined by EUR 2,164 million, to a loss of EUR 346 million in 2008 from a profit of EUR 1,818 million in 2007. ING Real Estate contributed EUR 947 million to this decrease, of which EUR 450 million lower fair value changes in the investment portfolio and EUR 415 million lower result from associates. Investment and other income at Financial Markets was EUR 797 million lower, of which EUR 298 million investment income and EUR 499 million Other income, but this was more than compensated for by the EUR 901 million increase in interest result.
Expenses
Operating expenses decreased by EUR 76 million, or 2.6%, to EUR 2,902 million in 2008 from EUR 2,978 million in 2007. Excluding EUR 94 million in special items in 2007, operating expenses rose by EUR 18 million or 0.6% from EUR 2,884 million in 2007. This increase can be attributed to ING Real Estate whose expenses increased by EUR 72 million, or 12.6%, driven by impairments on development projects. The EUR 94 million in special items related to provisions for initiatives started in 2007 to stimulate growth and reduce operating expenses, including EUR 45 million for the reduction of 300 full-time functions across Wholesale Banking and EUR 49 million to reinforce its Financial Markets business in selected developing markets. The cost/income ratio deteriorated to 70.7% in 2008 compared with 62.0% in 2007. Excluding the impact of special items, the underlying cost/income ratio in 2008 was 60.1%.
The net addition to the provision for loan losses was EUR 596 million in 2008 compared with a net release of EUR 142 million in 2007, reflecting the worsening of the economic conditions. The net addition in 2008 equalled 41 basis points of average credit-risk-weighted assets.
Result before tax
Result before tax decreased by EUR 1,356 million, or 69.0%, to EUR 609 million in 2008 from EUR 1,965 million in 2007. Special items in 2007 (provisions for initiatives to stimulate growth and reduce operating expenses) had a negative impact of EUR 94 million.

Underlying result before tax
Underlying result before tax from Wholesale Banking declined by 70.4%, or EUR 1,450 million, to EUR 609 million in 2008 from EUR 2,059 million in 2007. Lower underlying results before tax were recorded in all product lines except for Financial Markets. The results of General Lending & PCM and Structured Finance declined despite strong income growth due to higher additions to the provision for loan losses. Leasing & Factoring was down due to lower results in car leasing and higher risk costs in general leasing. ING Real Estate turned into a loss driven by negative revaluations on real estate investments and impairments on development projects.
General Lending & PCM
In General Lending & Payments and Cash Management (PCM), underlying result before tax declined 39.9%, or EUR 201 million, to EUR 303 million in 2008 from EUR 504 million in 2007, fully due to higher additions to the provision for loan losses. Total income increased by 24.5%, or EUR 214 million, to EUR 1,083 million in 2008 from EUR 870 million in 2007, driven by an increase in interest margins and growth in volumes. Operating expenses increased by 7.5%, or EUR 41 million, to EUR 590 million in 2008 from EUR 549 million in 2007. The addition to the provision for loan losses rose to EUR 190 million in 2008 from a net release of EUR 183 million in 2007.
Structured Finance
In Structured Finance, underlying result before tax declined by 18.2%, or EUR 72 million, to EUR 323 million in 2008 from EUR 395 million in 2007. Income increased by 30.2%, or EUR 222 million, to EUR 957 million in 2008 from EUR 735 million in 2007, mainly in the product lines Natural Resources and International Trade & Export Finance. Operating expenses increased by 5.6%, or EUR 19 million, to EUR 357 million in 2008 from EUR 338 million in 2007. The addition to the loan loss provision rose from EUR 2 million in 2007 to EUR 277 million in 2008, largely attributable to Leveraged Finance and Trade & Commodity Finance.
Leasing & Factoring
In Leasing & Factoring, underlying result before tax decreased by 22.2%, or EUR 34 million, to EUR 119 million in 2008 from EUR 153 million in 2007. Total income rose by 2.0%, or EUR 8 million, to EUR 406 million in 2008 from EUR 398 million in 2007, driven by growth in general leasing and factoring, partly offset by lower income in car leasing due to deterioration in the used vehicle market. Operating expenses increased by 8.6%, or EUR 19 million, to EUR 239 million in 2008 from EUR 220 million in 2007, due to investments to grow the business, including the impact of the acquisition of Citileasing in Hungary. The addition to the loan loss provisions increased from EUR 25 million in 2007 to EUR 48 million in 2008, mainly related to general leasing.
Financial Markets
Underlying result before tax from Financial Markets increased by 18.3%, or EUR 55 million, to EUR 355 million in 2008 from EUR 300 million in 2007, in spite of increased impairments and credit-related markdowns due to the financial crisis. Total income increased by 8.2%, or EUR 81 million, to EUR 1,064 million in 2008 from EUR 983 million in 2007, as higher results from Asset & Liability Management and the client-related business within Financial Markets. This was partially offset by EUR 400 million of impairments and credit-related markdowns in 2008 compared with EUR 118 million in 2007. Operating expenses increased by 4.1%, or EUR 28 million, to EUR 707 million in 2008 from EUR 679 million in 2007. The addition to the loan loss provisions in 2008 was only EUR 2 million.
Other Wholesale products
Underlying result before tax from the Other Wholesale products turned into a loss of EUR 195 million in 2008 from a profit of EUR 43 million in 2007. The decrease is mainly caused by lower results from the Asset Management and Equity Markets business as well as lower capital gains not allocated to the product groups.
ING Real Estate
Underlying result before tax of ING Real Estate decreased by EUR 961 million, to a loss of EUR 297 million in 2008 from a profit of EUR 664 million in 2007. Total income declined by 65.6%, or EUR 810 million, to EUR 425 million in 2008 from EUR 1,235 million in 2007, mainly due to negative revaluations caused by declining property values. Operating expenses increased by 12.6%, or EUR 72 million, to EUR 642 million from EUR 570 million in 2007, driven by impairments on development projects and EUR 18 million one-off restructuring costs. Result before tax of the Investment Management activities decreased by 48.7%, or EUR 76 million to EUR 80 million in 2008, due to lower fee income and restructuring costs. The result of the Investment Portfolio turned into a loss of EUR 695 million in 2008 reflecting negative revaluations on investments. Result at the Finance activities increased by 12.1% to EUR 240 million in 2008, driven by growth in the lending portfolio. Result from Development increased to EUR 78 million in 2008 from EUR 33 million in 2007, supported by EUR 60 million of positive fair value changes from a reclassification of some land positions in Spain from projects under construction to “available for sale” and higher gains on the sale of completed projects, which more than offset the impairments on development projects.

Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total income increased 1.3%, or EUR 63 million, to EUR 4,801 million in 2007 from EUR 4,738 million in 2006. Excluding the impact of the divestment of Williams de Broë and Deutsche Hypothekenbank in 2006, income increased 1.6% or EUR 77 million. The total interest result declined 10.5%, or EUR 205 million, to EUR 1,748 million in 2007 from EUR 1,953 million in 2006, due to divestments and pressure on margins. Commission, investment and other income rose by 9.6%, or EUR 268 million, to EUR 3,053 million in 2007 from EUR 2,785 million in 2006. ING Real Estate contributed EUR 169 million to this rise, driven by growth in the investment management activities and by higher realized gains and fair value changes in the investment portfolio. The remaining increase mainly includes higher capital gains on equities partly offset by the direct impact of the market and credit crisis in the second half of 2007.
Expenses
Operating expenses increased by EUR 160 million, or 5.7%, to EUR 2,978 million in 2007 from EUR 2,818 million in 2006. Excluding the impact of divestments in 2006, and excluding EUR 94 million in special items in 2007, operating expenses rose by EUR 121 million or 4.4% to EUR 2,884 million. Of this increase 3.4%-point can be attributed to fast growing ING Real Estate. The EUR 94 million in special items related to provisions for initiatives started in 2007 to stimulate growth and reduce operating expenses, including EUR 45 million for the reduction of 300 full-time functions across Wholesale Banking and EUR 49 million to reinforce its Financial Markets business in selected developing markets. The cost/income ratio deteriorated to 62.0% in 2007 compared with 59.5% in 2006. Excluding the impact of divestments and special items, the underling cost/income ratio deteriorated to 60.1% from 58.5% in 2006.
The addition to the provision for loan losses was a net release of EUR 142 million in 2007 compared with a net release of EUR 132 million in 2006. Gross additions remained low, reflecting the strong quality of the credit portfolio. The net release equalled 10 basis points of average credit-risk-weighted assets in 2007.
Result before tax
Result before tax decreased EUR 87 million, or 4.2%, to EUR 1,965 million in 2007 from EUR 2,052 million in 2006. Special items in 2007 (provisions for initiatives to stimulate growth and reduce operating expenses) had a negative impact of EUR 94 million. The divestment in 2006 of Williams de Broë and Deutsche Hypothekenbank resulted in a loss of EUR 89 million, while these divested units contributed EUR 45 million to result before tax in 2006.
Underlying result before tax
Underlying result before tax from Wholesale Banking declined 1.8%, or EUR 37 million, to EUR 2,059 million in 2007 from EUR 2,096 million in 2006. Higher underlying results before tax were recorded in General Lending & Payments and Cash Management, ING Real Estate and the Other Wholesale Products. Underlying result from Structured Finance decreased 22.5% to EUR 395 million, including a markdown of EUR 29 million on the Leveraged Finance book in the third quarter of 2007. Financial Markets result declined 37.7% to EUR 300 million, mainly due to the sub-prime crisis and related issues.
General Lending & PCM
In General Lending & Payments and Cash Management (PCM), underlying result before tax rose 47.2%, or EUR 162 million, to EUR 504 million in 2007 from EUR 343 million in 2006, supported by a lower cost level and higher releases from the provision for loan losses. Total income increased by 0.7%, or EUR 6 million, to EUR 870 million in 2007 from EUR 864 million in 2006 and operating expenses decreased by 14.5%, or EUR 93 million, to EUR 549 million in 2007 from EUR 642 million in 2006. The decrease of operating expenses is partly due to the reclassification of Trade Finance Services from General Lending to Structured Finance. The net release from the loan losses provisions increased to EUR 183 million in 2007 from a net release of EUR 121 million in 2006, supported by the recovery of a single provision of EUR 115 million in the fourth quarter of 2007.
Structured Finance
In Structured Finance, underlying result before tax declined 22.5%, or EUR 115 million, to EUR 395 million in 2007 from EUR 510 million in 2006. Income decreased 4.0%, or EUR 31 million, to EUR 735 million in 2007 from EUR 767 million in 2006, mainly caused by the disruption in the Leveraged Finance market, including a EUR 29 million markdown on Leveraged Finance deals in the third quarter of 2007. Operating expenses increased by 16.2%, or EUR 47 million, to EUR 338 million in 2007 from EUR 290 million in 2006, caused by the reclassification of Trade Finance Services from General Lending to Structured Finance and higher personnel and deal-related costs to support growth initiatives. The addition to the loan loss provisions changed from a net release of EUR 34 million in 2006 to a net addition of EUR 2 million in 2007.

Leasing & Factoring
In Leasing & Factoring, underlying result before tax slightly increased to EUR 153 million from EUR 152 million in 2006. Total income rose by 3.1%, or EUR 12 million, to EUR 398 million in 2007 from EUR 386 million in 2006, driven by volume growth in general leasing, car leasing and factoring, partly offset by lower margins. Operating expenses increased by 6.8%, or EUR 14 million, to EUR 220 million in 2007 from EUR 206 million in 2006, mainly due to investments to grow the business. The addition to the loan loss provisions decreased to EUR 25 million from EUR 28 million in 2006.
Financial Markets
Underlying result before tax from Financial Markets decreased 37.5%, or EUR 180 million, to EUR 300 million from EUR 480 million in 2006, mainly due to the EUR 106 million in losses related to sub-prime (residential mortgage-backed securities) and monoline insurers in the proprietary trading and credit markets business in the fourth quarter of 2007. Total income decreased 15.4%, or EUR 179 million, to EUR 983 million in 2007 from EUR 1,162 million in 2006, mainly in the proprietary trading and credit markets business, partly offset by higher income from the client-related business within Financial Markets. Operating expenses decreased 0.4%, or EUR 3 million, to EUR 679 million in 2007 from EUR 682 million in 2006. The addition to the loan loss provisions in 2007 was only EUR 4 million or 2 basis points of average credit-risk weighted assets compared with nil in 2006.
Other Wholesale products
Underlying result before tax from the Other Wholesale products turned to a profit of EUR 43 million in 2007 from a loss of EUR 21 million in 2006, supported by higher results from Corporate Finance & Equity Markets as well as higher capital gains not allocated to the product groups, including the gain on the sale of stakes in the stock and derivatives exchanges in Sao Paulo.
ING Real Estate
Underlying result before tax of ING Real Estate increased 5.2%, or EUR 33 million, to EUR 664 million in 2007 from EUR 631 million in 2006. Total income rose 11.7%, or EUR 129 million, to EUR 1,235 million in 2007 from EUR 1,106 million in 2006, while operating expenses increased by 19.7%, or EUR 94 million, to EUR 570 million from EUR 476 million in 2006. Result before tax of the Investment Management activities increased 13.9% to EUR 156 million supported by continued growth of the assets under management. The result of the Investment Portfolio rose 31.2% to EUR 261 million reflecting higher realized gains and fair value changes on investments. Result at the Finance activities increased 16.9% to EUR 214 million, driven by strong growth in the lending portfolio. Result from Development declined to EUR 33 million from EUR 112 million in 2006 when results included exceptionally high gains on the sale of completed projects.

RETAIL BANKING

	Retail Banking
(EUR millions)	2008	2007	2006
Interest result	5,556	5,354	5,320
Commission income	1,535	1,591	1,429
Investment income	66	122	150
Other income	242	417	267

Total income	7,399	7,483	7,166

Operating expenses	5,578	5,206	4,627
Additions to the provision for loan losses	401	198	176

Total expenditure	5,979	5,405	4,803

Result before tax	1,420	2,079	2,363
Gains/losses on divestments		(32)
Special items	271	355

Underlying result before tax	1,691	2,402	2,363

Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total income decreased by 1.1%, or EUR 84 million, to EUR 7,399 million in 2008 from EUR 7,483 million in 2007 as lower interest margins driven by the intensified competition for savings and a decline in asset management fees due to deterioration of equity markets offset the impact of the inclusion of ING Bank Turkey. Excluding the EUR 32 million gain on the divestment of RegioBank in 2007 , underlying income declined 0.8%.
Expenses
Operating expenses increased by 7.1%, or EUR 372 million, to EUR 5,578 million in 2008 from EUR 5,206 million in 2007. In 2008, EUR 271 million of special items is included related to the Retail Netherlands Strategy (combining ING Bank and Postbank). In 2007, special items amounted to EUR 351 million, of which EUR 295 million results from a provision and costs related to the Retail Netherlands Strategy and EUR 45 million to streamline the lending process in General Lending. Excluding these special items, operating expenses rose EUR 452 million or 9.3%, of which 6.3%-point can be attributed to the inclusion of ING Bank Turkey. The cost/income ratio increased to 75.4% in 2008 from 69.6% in 2007. Excluding divestments and special items, the underlying cost/income ratio rose to 71.7% from 65.1%.
The addition to the provision for loan losses increased by EUR 203 million, to EUR 401 million in 2008 from EUR 198 million in 2007, mainly caused by higher risk costs in the mid-corporate segment and at Private Banking (as underlying collateral for loans decreased significantly), and by the inclusion of ING Bank Turkey. The total addition equalled 53 basis points of average credit-risk-weighted assets in 2008.
Result before tax and underlying result before tax
Result before tax decreased by 31.7%, or EUR 659 million, to EUR 1,420 million in 2008 from EUR 2,079 million in 2007. Excluding divestments and special items, underlying result before tax decreased by EUR 711 million, or 29.6% to EUR 1,691 million.
Netherlands
In the Netherlands, underlying result before tax declined by 25.4%, or EUR 431 million, to EUR 1,269 million in 2008 from EUR 1,700 million in 2007. Income declined by 7.6% to EUR 4,346 million in 2008 from EUR 4,705 million in 2007 as margins declined due to the continued competition for savings combined with lower fee income. Average retail balances were up 5%. Underlying operating expenses increased by 0.2% to EUR 2,826 million. The addition to the loan loss provisions increased by EUR 66 million to EUR 251 million in 2008 due to higher risk costs in the mid-corporate segment, small business lending and the residential mortgage portfolio.

Belgium
In Belgium, underlying result before tax declined by 24.8%, or EUR 117 million, to EUR 355 million in 2008 from EUR 472 million in 2007. Income decreased by 3.6% to EUR 1,842 million. The 7% growth in average retail balances could not compensate for lower management and securities fees and the margin pressure on savings products. Operating expenses increased by 3.3% to EUR 1,455 million due to the inflation effect on salaries and investments in the branch network. The net addition to the loan loss provisions remained flat at EUR 32 million.
Central Europe
In Central Europe, underlying result before tax decreased by 86.3% to EUR 17 million in 2008 from EUR 124 million in 2007. Total income rose by 77.4% to EUR 878 million, largely due to the inclusion of ING Bank Turkey. Excluding ING Bank Turkey, income was up 9.5% to EUR 542 million. Operating expenses doubled to EUR 795 million in 2008, but excluding ING Bank Turkey they were 23.8% higher due to investments in distribution channels and advertisement campaigns. The addition to the loan loss provisions in 2008 was EUR 65 million compared with a net release of EUR 24 million in 2007. In Poland, result before tax declined to EUR 75 million from EUR 146 million in 2007, driven by higher expenses and risk costs as a net release of EUR 27 million in 2007 turned into a EUR 5 million net addition in 2008. ING Bank Turkey reported a loss before tax of EUR 17 million.
Asia
In Asia, underlying result before tax decreased by 53.3% to EUR 50 million in 2008 from EUR 107 million in 2007 driven by a higher addition to the provision for loan losses and lower fee income. Income declined by 3.2% to EUR 333 million in 2008 as the financial crisis affected asset management and securities fees at Private Banking Asia. The addition to the provision for loan losses rose to EUR 52 million from EUR 5 million in 2007. The increase was mainly due to Private Banking Asia as prices of assets that served as underlying collateral for loans decreased significantly in the last quarter of 2008.
Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total income increased by 4.4%, or EUR 317 million, to EUR 7,483 million in 2007 from EUR 7,166 million in 2006 as strong growth in most products helped offset the impact of challenging market conditions as inverse yield curves persisted and competition intensified for retail savings. Excluding the EUR 32 million gain on the divestment of RegioBank in 2007 and the EUR (4) million in special items related to the Retail Netherlands Strategy, underlying income rose 4.0%. The impact of composition changes in Retail Banking, like the transfer of mortgage portfolios from ING Insurance, the sale of RegioBank as well as the transfer from a SME portfolio in Poland from Wholesale to Retail Banking resulted in EUR 117 million additional income, against EUR 45 million in 2006. Excluding these composition changes and the EUR 44 million gain on the sale of Banksys shares in Belgium in 2006, income increased 3.7%.
Expenses
Operating expenses increased by 12.5%, or EUR 579 million, to EUR 5,206 million in 2007 from EUR 4,627 million in 2006. The increase is for EUR 351 million attributable to special items in 2007, of which EUR 295 million results from a provision and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank) and EUR 45 million to streamline the lending process in General Lending. Excluding these special items, operating expenses rose EUR 229 million or 4.9%, driven by investments to grow the business in Poland, India, Romania and the Private Banking activities in Asia. The cost/income ratio increased to 69.6% in 2007 from 64.6% in 2006. Excluding divestments and special items, the underlying cost/income ratio slightly deteriorated to 65.1% from 64.6%.
The addition to the provision for loan losses increased by 12.5%, or EUR 22 million, to EUR 198 million in 2007 from EUR 176 million in 2006. In the Netherlands the addition rose EUR 36 million to EUR 185 million, mainly due to provisions for an isolated SME lending portfolio. This was partly offset by decreases in Poland, Asia and Belgium. The total addition equalled 14 basis points of average credit-risk-weighted assets in 2007, the same as in 2006.
Result before tax and underlying result before tax
Result before tax decreased by 12.0%, or EUR 284 million, to EUR 2,079 million in 2007 from EUR 2,363 million in 2006. Divestments in 2007 contributed EUR 32 million to result before tax, representing the capital gain from the sale of RegioBank. Special items, mainly the aforementioned provision and costs related to the Retail Netherlands Strategy, had a negative effect of EUR 355 million on result before tax. Excluding divestments and special items, underlying result before tax increased by EUR 39 million or 1.7%.

Netherlands
In the Netherlands, underlying result before tax rose by 5.9%, or EUR 95 million, to EUR 1,700 million in 2007 from EUR 1,605 million in 2006, as volume growth in almost all products offset the impact of a flattening and in the second half of 2007 even inverse yield curve combined with the increasing competition for retail savings. The residential mortgage portfolio in the Netherlands grew by 16.8% to EUR 116.1 billion, supported by the EUR 11.5 billion transfer of portfolios from ING Insurance, partly offset by the sale of RegioBank. Also excluding the impact of these portfolio changes, underlying result before tax rose by 4.5%, with income up 2.6%, while operating expenses were flat due to efficiency improvements and lower compliance costs. Risk costs increased to 19 basis points of average credit-risk-weighted assets from 17 basis points in 2006, due to a catch-up in provisions in an isolated SME lending portfolio.
Belgium
In Belgium, underlying result before tax declined 27.8%, or EUR 182 million, to EUR 472 million in 2007 from EUR 654 million in 2006, due to 6.0% lower income and 4.6% higher expenses. The decline in income was next to a EUR 44 million gain on the sale of Banksys shares in 2006, mainly caused by margin pressure. Margins came under pressure as competition intensified, while customers shifted from variable savings to lower margin term deposits. Average retail balances grew by 10%. Operating expenses increased 4.6% partly caused by the impact of allocation refinements and some one-offs. Risk costs decreased from a net addition of 12 basis points of average credit-risk-weighted assets in 2006 to a net addition of 10 basis points in 2007.
Central Europe
In Central Europe, underlying result before tax increased 74.6%, or EUR 53 million, driven by strong volume growth and partly due to the shift at ING Bank Slaski of SME companies from Wholesale Banking to Retail Banking. Excluding this shift result before tax rose 54.9%, as income increased strongly, partly offset by higher expenses due to strong business growth and investments in the franchise distribution network. Net releases from the loan loss provisions increased to EUR 24 million compared with a net release of EUR 16 million in 2006, reflecting the significant strengthening of credit risk management, especially in Poland.
Asia
Retail Banking Asia posted an underlying result before tax of EUR 107 million, an increase of EUR 73 million compared with 2006, mainly due to higher results in India and from the Private Banking activities in Asia as well as the high dividend received from Kookmin Bank.
ING DIRECT

	ING Direct
(EUR millions)	2008	2007	2006
Interest result	2,517	1,932	2,148
Commission income	150	98	86
Investment income	(1,853)	53	20
Other income	63	113	35

Total income	878	2,196	2,289

Operating expenses	1,750	1,598	1,538
Additions to the provision for loan losses	283	68	60

Total expenditure	2,033	1,667	1,598

Result before tax	(1,155)	530	691
Gains/losses on divestments			23
Special items	(30)		(20)

Underlying result before tax	(1,125)	530	694

Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total income decreased by 60.0%, or EUR 1,318 million, to EUR 878 million in 2008 from EUR 2,196 million in 2007. The decline was mainly due to EUR 1,906 million lower investment income related to large impairments on the asset-backed portfolio which could only be partly offset by a EUR 585 million higher interest result. The increase in the interest result is mainly driven by the widening of the interest margin to 0.94% from 0.75% in 2007 as a result of significant rate cuts by central banks worldwide and despite the intensified competition for retail funds as a result of the global liquidity crisis. The total client retail balances in 2008 grew EUR 12.6 billion or 4.1%, to EUR 322.7 billion at year-end, including the acquired deposits from Kaupthing Edge and Heritable Bank in October 2008. At comparable exchange rates, total client balances were up EUR 24.4 billion. Commission income increased supported by the acquisition of Sharebuilder Corporation in the US in the fourth quarter of 2007 and Interhyp in Germany in the third quarter of 2008. Investment income was down EUR 1,906 million, due to lower realised gains on the sale of bonds and a sharp increase in impairments on the investment portfolio mainly driven by a strong deterioration in the US housing market. Total impairments rose from EUR 29 million in 2007 to EUR 1,891 million in 2008. The impairments in 2008 consist of EUR 1,776 million for the Alt-A RMBS portfolio, EUR 30 million on subprime RMBS, EUR 81 million on Washington Mutual and EUR 4 million on asset-backed commercial paper in Canada.
Expenses
Operating expenses rose by 9.5%, or EUR 152 million, to EUR 1,750 million in 2008 from EUR 1,598 million in 2007. Excluding EUR 30 million in special items in 2008, related to impairment costs following the Group’s decision not to launch ING Direct in Japan, operating expenses rose by EUR 122 million, or 7.6%, to EUR 1,720 million. This increase is driven by higher expenses related in part to retention and win-back campaigns and the acquisitions of Sharebuilder and Interhyp. Excluding impairments, the underlying cost/income ratio improved to 62.1% in 2008 from 71.8% in 2007. The operational cost to client retail balance ratio, which excludes marketing expenses, rose to 0.40% compared with 0.37% in 2007. The number of full-time staff increased to 9,980 at the end of 2008 from 8,883 a year earlier, of which 479 came from Interhyp.
The addition to the provision for loan losses increased to EUR 283 million in 2008 from EUR 68 million in 2007, driven by an increase in the US reflecting higher rate of delinquencies in the mortgages market and lower recovery.
Result before tax
Result before tax from ING Direct declined by EUR 1,685 million to a loss of EUR 1,155 million in 2008 from a profit of EUR 530 million in 2007. The decrease is fully caused by high impairments on the asset-backed portfolio, mainly driven by the deterioration of the US housing market.
Underlying result before tax
The loss before tax from ING Direct in 2008 included EUR 30 million in special items related to the decision not to launch ING Direct Japan. Excluding special items, the underlying loss before tax was EUR 1,125 million compared with a profit of EUR 530 million in 2007.
Country developments
Excluding impairments, ING Direct’s underlying result before tax rose by EUR 207 million, or 37.0%, to EUR 766 million in 2008 from EUR 559 million in 2007. In the US, result before tax (excluding impairments) increased to EUR 343 million from EUR 78 million in 2007, driven by the improved interest environment. In Canada (also excluding impairments), result before tax almost doubled to EUR 59 million from EUR 30 million in 2007. The UK showed good progress by reducing its loss (excluding impairments) to EUR 72 million in 2008 from a loss of EUR 120 million in 2007. All other countries reported lower results due to the intensified competition for retail funds and an increase in risk costs.
Year ended December 31, 2007 compared to year ended December 31, 2006
Income
Total income decreased by 4.0%, or EUR 93 million, to EUR 2,196 million in 2007 from EUR 2,289 million in 2006, as the increases in commission income, investment income (including realized gains on bonds) and other income (including realized gains on loans) could only partly offset the EUR 216 million lower interest result. The decrease in the interest result was mainly driven by the narrowing of the interest margin to 0.75% from 0.89% in 2006 as a result of higher central bank rates in the Euro, British pound and Australian currency zones and the intensified competition for retail funds. The total client retail balance in 2007 grew EUR 27.7 billion or 9.8%, to EUR 310.1 billion at year-end, including EUR 5.3 billion from add-on acquisitions in the fourth quarter. The EUR 5.3 billion consists of a EUR 3.9 billion mortgage portfolio acquired by ING-DiBa in Germany and EUR 1.4 billion in off-balance sheet funds following the acquisition of Sharebuilder Corporation in the United States. Commission income increased due to further growth in off-balance sheet funds. Investment and other income was up EUR 111 million, supported by higher gains on the sale of bonds and loans and increased net trading income. This was in part offset by an EUR 29 million impairment on asset-backed commercial paper in Canada in the fourth quarter of 2007. The divestment of Degussa Bank at the end of 2006 had a negative effect on income of EUR 56 million, including the loss of EUR 23 million on the sale. Excluding the divestment, underlying income decreased EUR 37 million, or 1.7%.

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
Result before tax
Result before tax from ING Direct declined by 23.3%, or EUR 161 million, to EUR 530 million in 2007 from EUR 691 million in 2006, primarily driven by a narrowing of the interest margin, the outflow of funds entrusted in the UK and an impairment in Canada.
Underlying result before tax
Result before tax from ING Direct in 2006 included a loss of EUR 23 million on the sale of Degussa Bank, while the operating profit from Degussa Bank was EUR 20 million. Excluding both the loss and the profit, ING Direct’s underlying result before tax declined by 23.6%, or EUR 164 million, to EUR 530 million from EUR 694 million in 2006.
Country developments
ING Direct’s overall result was driven by the business units in Germany/Austria, Australia, US, Spain, Italy and France. In the UK, ING Direct posted a pre-tax loss of EUR 120 million compared with a profit of EUR 19 million in 2006. The decrease is mainly caused by a 39% net outflow of funds entrusted from rate-sensitive customers as it lagged rate increases by the Bank of England. Measures have been taken to reposition the business. Savings rates were increased and marketing has been stepped up to attract less rate-sensitive customers. Result before tax in ING Direct Canada declined to EUR 30 million (excluding an impairment of EUR 29 million on asset-backed commercial paper investments) from EUR 60 million in 2006. This was caused by lower interest results.
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
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2008 was EUR 18,841 million, at December 31, 2007, EUR 14,709 million and at December 31, 2006, EUR 12,376. The EUR 18,840 million of debt outstanding at December 31, 2008, consisted of EUR 10 million principal amount of 9.000% perpetual debt securities issued in September 2008, EUR 1,393 million principal amount of 8.500% perpetual debt securities issued in June 2008, EUR 1,474 million principal amount of 8.000% perpetual debt securities issued in April 2008, EUR 1,048 million principal amount of 7.375% perpetual debt securities issued in October 2007, EUR 731 million principal amount of 6.375% perpetual debt securities issued in June 2007, EUR 1,071 million principal amount of 8.439% perpetual debt securities issued in December 2000, EUR 563 million principal amount of 7.05% perpetual debt securities issued in July 2002, EUR 773 million principal amount of 7.20% perpetual debt securities issued in December 2002, EUR 684 million principal amount perpetual debt securities with a variable interest rate issued in June 2003, EUR 348 million principal amount of 6.20% perpetual debt securities issued in October 2003, EUR 939 million principal amount perpetual debt securities with a variable interest rate issued in 2004, EUR 497 million principal amount of 4.176%

perpetual debt securities issued in 2005, EUR 487 million principal amount of 6.125% perpetual debt securities issued in 2005 EUR 711 million principal amount of 5.775% perpetual debt securities issued in 2005, EUR 623 million principal amount of 5.14% perpetual debt securities issued in 2006, and EUR 7,488 million debentures. The details with respect to the debentures are as follows:

			Balance sheet
Interest rate (%)	Year of issue	Due date	value
(EUR millions)
5.625	2008	September 3, 2013	1,053
4.699	2007	June 1, 2035	117
4.75	2007	May 31, 2017	1,830
variable	2006	June 28, 2011	749
variable	2006	April 11, 2016	996
4.125	2006	April 11, 2016	745
6.125	2000	January 4, 2011	999
5.5	1999	September 14, 2009	999

			7,488
At December 31, 2008, 2007 and 2006, ING Groep N.V. also owed EUR 1,254 million, EUR 174 million and EUR 35 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 1,254 million owed by ING Groep N.V. to ING Group companies at December 31, 2008, EUR 2 million was owed to ING Insurance companies, EUR 1,252 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.
In October 2008 ING issued Core Tier-1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as Core tier-1 capital for regulatory purposes. Such securities were not issued in the years before.
At December 31, 2008, 2007 and 2006, ING Groep N.V. had EUR 33 million, EUR 162 million and EUR 103 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 7,050 million, EUR 5,900 million and EUR 3,450 million in 2008, 2007 and 2006, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 2,800 million, EUR 4,600 million and EUR 1,650 million were received from ING Insurance in 2008, 2007 and 2006, respectively; EUR 4,250 million, EUR 1,300 million and EUR 1,800 million were received from ING Bank in 2008, 2007 and 2006, respectively, and for 2008 EUR 0 million was received from other ING Group companies. On the other hand, the Company injected EUR 12,650 million, EUR 2,200 million and EUR 0 million into its direct subsidiairies during the reporting year 2008, 2007, and 2006, respectively. Of the amounts injected by the Company, EUR 5,450 million, EUR 0 million and EUR 0 million were injected into ING Insurance in 2008, 2007 and 2006, respectively; EUR 7,200 million, EUR 2,200 million and EUR 0 million were injected into ING Bank in 2008, 2007 and 2006, respectively, and for 2008 EUR 0 million was injected into other ING Group companies. Repayments to ING by its subsidiaries amounted to EUR 0 million, EUR 0 million and EUR 563 million in 2008, 2007 and 2006, respectively, of the amounts paid to the Company, EUR 0 million and EUR 563 million were received from ING Bank in 2007 and 2006, respectively and EUR 0 million in 2008 from other ING Group companies. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
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
Year ended December 31, 2008 compared to year ended December 31, 2007
Net cash provided by operating activities amounted to EUR 12,823 million for the year ended December 31, 2008, an increase of 9.5% compared to EUR 11,708 million for the year ended December 31, 2007. This increase was mainly due to trading assets/trading liabilities and offset by a lower cash flow from customer deposits and other funds on deposit. The cash flow generated through the customer deposits and other funds on deposit of the banking operations was EUR 6,831 million, offset by other financial liabilities/assets at fair value through profit and loss. The cash outflow employed in lending increased from a cash flow of EUR 75,501 million in 2007 to a cash outflow of EUR 76,215 million in 2008.

Net cash used in investment activities in 2008 was EUR 10,003 million, compared to EUR 13,933 million in 2007. The increase was mainly caused by higher disposals and redemptions of available-for-sale investments.
Net cash flow from financing activities was EUR 45,726 million in 2008, compared to EUR (12,831) million in 2007. The increase of EUR 58,557 million in net cash flow from financing activities is mainly due to a higher repayments/proceeds of borrowed funds and debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2008 of EUR 31,271 million, compared to EUR (16,811) million at year-end 2007, an increase of EUR 48,082 million from 2007 levels

	2008	2007
	(EUR millions)
Treasury bills and other eligible bills	7,009	4,130
Amounts due from/to banks	2,217	(33,347)
Cash and balances with central banks	22,045	12,406

Cash and cash equivalents at end of year	31,271	(16,811)

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

	2007	2006
	(EUR millions)
Treasury bills and other eligible bills	4,130	4,333
Amounts due from/to banks	(33,859)	(20,454)
Cash and balances with central banks	12,918	14,326

Cash and cash equivalents at end of year	(16,811)	(1,795)

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

Year ended December 31, 2008 compared to year ended December 31, 2007
Premium income and Investment and Other income totaled EUR 43,812 million and EUR 8.970 million in 2008, and EUR 46,818 million and EUR 13,488 million in 2007. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 49,485 million, EUR 5,422 million and EUR 1,269 million in 2008 and EUR 48,833 million, EUR 5,515 million and EUR 1,326 million in 2007.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 14,440 million at December 31, 2008 and EUR 3,115 million at December 31, 2007.

	2008	2007
	(EUR millions)
Cash and bank balances	4,389	2,648
Short term deposits	10,051	467

Total	14,440	3,115

Net cash provided by operating activities was EUR 13,129 million in 2008 and EUR 23,118 million in 2007.
Net cash used by ING Insurance in investment activities was EUR 8,034 million in 2008 and EUR 15,072 million in 2007.
Cash provided by ING Insurance’s financing activities amounted to EUR 6,275 million and EUR (7,941) million in 2008 and 2007, respectively.
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

	2007	2006
	(EUR millions)
Cash and bank balances	2,648	4,333
Short term deposits	467	334

Total	3,115	3,017

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
Year ended December 31, 2008 compared to year ended December 31, 2007
At December 31, 2008 and 2007, ING Bank had EUR 27,395 million and EUR (19,389) million, respectively, of cash and cash equivalents. The increase in Cash and Cash Equivalents is mainly attributable to the overnight deposit and current account position with Central and Commercial Banks.
The EUR 21,462 million increase in ING Bank’s operating activities, consist of EUR 12,255 million cash inflow for the year ended December 31, 2008, compared to EUR 9,207 million cash outflow for the year ended December 31, 2007. The improved cash flow from operating activities was largely due to improved cash flow from Trading (cash inflow in 2008 of EUR 36,836 million compared to cash inflow in 2007 of EUR 22,673 million), from Amounts due to and from Banks (cash inflow in 2008 of EUR 20,372 million compared to cash inflow in 2007 of EUR 6,724 million) and offset by a decrease in cash inflow from Customer deposits (cash inflow in 2008 of EUR 18,750 compared to cash inflow in 2007 of EUR 32,748 million).
Specification of cash position (EUR millions):

	2008	2007
	(EUR millions)
Cash	18,169	9,829
Short dated government paper	7,009	4,130
Banks on demand	38,639	19,655

Cash balance and cash equivalents	63,817	33,614
Overnight deposits	1,908	(25,871)

Repo’s/reverse repo’s	(38,330)	(27,132)

Cash balance and cash equivalents	27,395	(19.389)

Net cash flow for investment activities was EUR 4,101 million cash outflow and EUR 1,526 million cash inflow in 2008 and 2007, respectively. Investment in interest-earning securities was EUR 95,036 million and EUR 95,546 million in 2008 and 2007, respectively. Dispositions and redemptions of interest-earning securities was EUR 96,616 million and EUR 101,119 million in 2008 and 2007, respectively.
Net cash inflow from financing activities in 2008 amounted to EUR 39,048 million compared to a cash outflow of EUR 7,403 million in 2007, as ING started the Commercial Paper Funding Facility program in October 2008. The cash outflow of 2007 was related to the ‘buy back program’ of the own issued debt securities of Mane, Mont Blanc and Simba Funding Corporation, which was due to the financial crisis and the implementation of Basel 2 in 2007.
The operating, investment and financing activities described above resulted in a positive net cash flow of EUR 47,202 million in 2008 and a negative net cash flow of EUR 15,084 million in 2007.
Year ended December 31, 2007 compared to year ended December 31, 2006
At December 31, 2007 and 2006, ING Bank had EUR (19,389) million and EUR (4,352) million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to a large change in overnight funding (contracts with a maturity of one day) from non bank financial institutions to banks.

The EUR 6,753 million decrease in ING Bank’s operating activities, consisting of EUR 9,207 million cash outflow for the year ended December 31, 2007, compared with a EUR 2,454 million cash outflow for the year ended December 31, 2006, was largely attributable to the liquidity crisis. Non-bank financial institutions demanded higher rates for the short term funding. Consequently ING decided to switch to the cheaper inter-bancaire market to maintain or improve interest margins. This change has major impact on the Cash position in the Cash Flow Statement because short-term inter-bancaire funding is deducted from the Cash position while short term funding from non-banks is not deducted. The negative impact on the Cash position amounts to EUR 10.6 billion. In addition to the overnight contracts, the repurchase agreements or Repos and Reverse Repos had a negative impact on cash at the end of the period of respectively EUR 5.8 billion.
Specification of cash position (EUR millions):

	2007	2006
	(EUR millions)
Cash	9,829	11,769
Short dated government paper	4,130	4,333
Banks on demand	19,655	16,164

Cash balance and cash equivalents	33,614	32,266
Overnight deposits	(25,871)	(15,240)

Repo’s/reverse repo’s	(27,132)	(21,378)

Cash balance and cash equivalents	(19,389)	(4,352)

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
The following table sets forth the risk-weighted capital ratios of ING Bank N.V. as of December 31, 2008, 2007 and 2006.

	Year ended December 31,
	2008	2007	2006
	(EUR million, other than percentages)
Risk-Weighted Assets	343,388	402,727	337,926
Consolidated group equity:
Tier 1 Capital	32,019	29,772	25,784
Tier 2 Capital	11,870	14,199	12,367
Tier 3 Capital			330
Supervisory deductions		(2,407)	(1,250)

Total qualifying capital	43,889	41,564	37,230

Tier 1 Capital Ratio	9.32%	7.39%	7.63%
Total Capital Ratio (Tier 1, 2 and 3)	12.78%	10.32%	11.02%
ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

Adjusted Capital
ING calculates certain capital ratios on the basis of “adjusted capital”. Adjusted capital differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the Core Tier-1 Securities. Adjusted capital for 2008 and 2007 is reconciled to shareholders’ equity as follows:

	2008	2007
	(EUR million)
Shareholders’ equity	17,334	37,208
Core Tier-1 Securities	10,000
Group hybrid capital	11,655	8,620
Revaluation reserves debt securities and other	6,769	(963)

Adjusted capital	45,758	44,865

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.
“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR 11,221 million in 2008, EUR 1,895 million in 2007 and EUR (1,709) million in 2006, the cash flow hedge reserve of EUR (1,177) million in 2008, EUR (431) million in 2007 and EUR (1,357) million in 2006 and capitalized goodwill of EUR (3,275) million in 2008, EUR (2,420) million in 2007 and EUR (286) million in 2006.
ING uses adjusted capital in calculating its debt/equity ratio, which is a key measure in ING’s capital management process. The debt/equity ratio based on adjusted capital is used to measure the leverage of ING Group and ING Insurance. The target and actual debt/equity ratio based on adjusted capital are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted capital for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:
•	adjusted capital is calculated based on the criteria in the capital model that is used by Standard and Poor’s to measure, compare and analyze capital adequacy and leverage for insurance groups, and the level of our adjusted capital may thus have an impact on the S&P ratings for the Company and its operating insurance subsidiaries;

•	ING believes its Standard and Poor’s financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, and accordingly are important to the operations and prospects of our insurance operating subsidiaries, and a major distinguishing factor vis-à-vis our competitors and peers.
To the extent our debt/equity ratio (based on adjusted capital) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted capital, the debt/equity ratio of ING increased to 13.5% in 2008 from 9.5% in 2007. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2006 has been in the range of 19.9% to 9.0% and has declined consistently during this period as a result of capital management action and favorable equity markets. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. ING has targeted a 15% debt/equity ratio for ING Group during 2008. This target is reviewed at least once a year and approved by the Executive Board. During the yearly review many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements
See Note 26 of Note 2.1 to the consolidated financial statements.

		Less	More		Less	More
		than	than		than	than
	Total	one	one	Total	one	one
	2008	year	year	2007	year	year
			(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	10	10		181	171	10
Commitments concerning fixed-interest securities	2,724	2,673	51	2,436	2,189	247
Guarantees	2,460		2,460	173		173
Other	1,486	945	541	1,860	1,189	671

Banking operations
Contingent liabilities in respect of:
- discounted bills	1	1		1	1
- guarantees	22,391	13,344	9,047	19,018	10,862	8,156
- irrevocable letters of credit	10,458	8,019	2,439	11,551	10,160	1,391
- other	453	406	47	350	263	87

Irrevocable facilities	89,081	38,568	50,513	100,707	50,337	50,370

Total	129,064	63,966	65,098	136,277	75,172	61,105

Contractual obligations
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2008:

	Payment due by period
		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years
2008		(EUR millions)
Operating lease obligations	1,004	209	348	281	166
Subordinated loans of Group companies	15,869	553	2,560	2,358	10,398
Preference shares of Group companies	1,071				1,071
Debenture loans	96,488	62,852	15,372	8,212	10,052
Loans contracted	8,472	5,590	1,126		1,756
Loans from credit institutions	5,786	4,580	459	1	746
Insurance provisions (1)	159,163	12,352	17,719	18,336	110756

Total	287,853	86,136	37,584	29,188	134,945

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at December 31, 2008.
Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6. Directors, Senior Management and Employees
SUPERVISORY BOARD
Appointment and dismissal
Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. This list shall mention at least two candidates for each vacancy, failing which the list will be non-binding. The list will also be non-binding pursuant to a resolution to that effect of the General Meeting adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the reliability requirements set out in the Wet financial toezicht (Dutch Financial Supervision Act).
In connection with the issue of Core Tier-1 Securities to the Dutch State, it was agreed between ING Group and the Dutch State that the Dutch State may recommend candidates for appointment to the Supervisory Board (the “State Nominees”) in such a way that upon appointment of all recommended candidates by ING Group’s General Meeting, the Supervisory Board will have two State Nominees among its members. The Dutch State may recommend a Supervisory Board member already in office. The recommendation right of the Dutch State is subject to applicable law and to corporate governance practices, generally accepted under stock listing regimes applicable to ING Group and continues as long as the Dutch State holds at least 250 million Core Tier-1 Securities, as long as the Illiquid Assets Back-up Facility agreed upon in the term sheet of January 26, 2009 is in place or any of the Government Guaranteed Bonds is outstanding. Should the holding of the Dutch State decrease below 250 million Core Tier-1 Securities, and if both the Liquid Assets Back-up Facility has expired and no Government Guaranteed Bonds remain outstanding, the State Nominees will remain in office and complete their term of appointment.
Candidates thus recommended by the Dutch State will be nominated, by way of a binding nomination, for appointment to the next annual General Meeting, unless one or more specified situations would occur. These include that:
•	the candidate is not fit and proper to discharge his duties as a Supervisory Board member;

•	upon appointment the composition of the Supervisory Board would not be appropriate and/or not be in accordance with the Supervisory Board profile;

•	appointment would be incompatible with any provision of the ING Group’s Articles of Association, its Supervisory Board Charter, any principle or best-practice provision of the Dutch Corporate Governance Code as applied by ING Group and/or any other generally accepted corporate governance practice or requirement which is applicable to ING Group as an internationally listed company;

•	the relevant candidate has a structural conflict of interest with ING Group; and

•	the Dutch Central Bank refuses to issue a statement of “no objection” against the appointment of the relevant candidate
On October 22, 2008 the Dutch State announced that it recommended Lodewijk de Waal for appointment to the Supervisory Board. Also Peter Elverding, already member of the Supervisory Board, was appointed as State Nominee. On March 5, 2009 the Dutch State announced that it recommended Tineke Bahlmann to replace Peter Elverding, who will no longer be available as State Nominee upon his appointment as chairman of the Supervisory Board as from April 27, 2009.
Members of the Supervisory Board may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss members of the Supervisory Board which has not been brought forward by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast which majority represents at least one-third of the issued share capital.
Function of the Supervisory Board and its committees
The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events in the company and its business, as well as to provide advice to the Executive Board. In line with Dutch company law, the Tabaksblat Code and the Articles of Association, the Supervisory Board Charter requires all Supervisory Board members, including the State Nominees, to act in accordance with the interests of ING and the business connected with it, taking into account the relevant interests of all the stakeholders of ING, to perform their duties without mandate and independent of any interest in the business of ING, and to refrain from supporting one interest without regard to the other interests involved.

As part of its supervisory role, certain resolutions of the Executive Board specified in the Articles of Association and in the Supervisory Board Charter are subject to Supervisory Board approval.
Pursuant to the transactions with the Dutch State mentioned above, certain Supervisory Board resolutions are subject to the condition that no State Nominee voted against the proposal. It has been agreed with the Dutch State that these approval rights will become effective as from the 2009 General Meeting. These resolutions relate to the following matters:
a.	the issue or acquisition of its own shares by ING Group (other than related to or in connection with the Core Tier-1 Securities issue — including, for the avoidance of doubt, for the purpose of conversion or financing of a repurchase of Core Tier-1 Securities — and other than as part of regular hedging operations and the issuing of shares according to employment schemes);

b.	the cooperation by ING Group in the issue of depositary receipts for shares;

c.	the application for listing in or removal from the price list of any stock exchange of the securities referred to in a. or b.;

d.	the entry into or termination of lasting cooperation between ING Group or a dependent company and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for ING Group, i.e. amounting to one-quarter or more of ING’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

e.	the acquisition by ING Group or a dependent company of a participating interest in the capital of another company amounting to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto or a material increase or decrease in the magnitude of such a participating interest;

f.	investments involving an amount equal to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

g.	a proposal to wind up ING Group;

h.	filing of a petition for bankruptcy or moratorium of ING Group;

i.	a proposal to reduce the issued capital of ING Group (other than related to the Core Tier-1 Securities issue);

j.	a proposal for merger/split-off, dissolution of ING Group;

k.	a proposal to the General Meeting to change ING Group’s remuneration policy; and

l.	appointment of the chief executive officer of ING Group’s Executive Board.
Committees of the Supervisory Board
On December 31, 2008, the Supervisory Board had three standing committees: the Audit Committee, the Remuneration and Nomination Committee and the Corporate Governance Committee. On January 1, 2009, the Remuneration and Nomination Committee was split into a separate Remuneration Committee and a Nomination Committee.
The organisation, powers and modus operandi of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. These charters are available on the ING Group website (www.ing.com). A short description of the duties for the three Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements, and in monitoring the independence and performance of ING’s internal and external auditors. On December 31, 2008, members of the Audit Committee were: Wim Kok (chairman), Peter Elverding, Piet Hoogendoorn, Godfried van der Lugt and Jackson Tai.
The Remuneration and Nomination Committee advised the Supervisory Board among others on the composition of the Supervisory Board and Executive Board, on the compensation packages of the members of the Executive Board and on stock-based compensation programmes for top senior management, including the Executive Board. On December 31, 2008, the members of the Remuneration and Nomination Committee were: Jan Hommen (chairman), Eric Bourdais de Charbonnière, Piet Klaver, Joan Spero and Karel Vuursteen, with Lodewijk de Waal participating as observer, awaiting his appointment to the Supervisory Board.
The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting of this in the Annual Report and to the General Meeting, and advises the Supervisory Board on improvements. On December 31, 2008, the members of the Corporate Governance Committee were: Jan Hommen (chairman), Eric Bourdais de Charbonnière, Henk Breukink, Claus Dieter Hoffmann, Harish Manwani and Aman Mehta with Lodewijk de Waal participating as observer, awaiting his appointment to the Supervisory Board.

The (new) Remuneration Committee advises the Supervisory Board, among other things, on the compensation packages of the members of the Executive Board and on stock-based compensation programmes for top senior management, including the Executive Board. As of January 1, 2009, the members of the Remuneration Committee are: Eric Bourdais de Charbonnière (chairman), Piet Klaver, Joan Spero and Karel Vuursteen.
The (new) Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. As of January 1, 2009, the members of the Nomination Committee are: Jan Hommen (chairman), Eric Bourdais de Charbonnière, Peter Elverding, Piet Klaver, Joan Spero and Karel Vuursteen.
Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. The profile was submitted for discussion to the annual General Meeting in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).
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
Reappointment of Supervisory Board members
Members of the Supervisory Board will resign from the Supervisory Board at the annual General Meeting held in the calendar year in which they will complete the fourth year after their most recent reappointment. As a general rule, they shall also resign at the annual General Meeting in the year in which they attain the age of 70 and shall not be reappointed. The schedule for resignation by rotation is available on the ING Group website (www.ing.com). Members of the Supervisory Board may as a general rule be reappointed for two four-year terms, based on a proposal from the Supervisory Board to the General Meeting.
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
Details of transactions involving actual or potential conflicts of interest
Details of any relationships that members of the Supervisory Board may have with ING Group subsidiaries as ordinary, private individuals are not reported, with the exception of any loans that may have been granted to them .
Independence
Annually, the Supervisory Board members are requested to assess whether they comply with the criteria of independence set out in the Tabaksblat Code and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, except Piet Hoogendoorn, are to be regarded as independent as of December 31, 2008. Members of the Supervisory Board to whom the independence criteria of the Tabaksblat Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.

Remuneration and share ownership
The remuneration of the members of the Supervisory Board is set by the General Meeting and is not dependent on the results of the Company. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the Company for long-term investment purposes. Transactions by Supervisory Board members in ING Group shares and depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the ING Group website (www.ing.com).
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V.
Jan H.M. Hommen, chairman (until April 27, 2009)
(Born 1943, Dutch nationality, male; appointed in 2005, term expires in 2009)
Former vice-chairman and CFO of the Board of Management of Royal Philips Electronics.
Other business activities: until April 22, 2009 non-executive chairman of Reed Elsevier Group plc and Reed Elsevier PLC (UK) and until April 8, 2009 member of the Supervisory Board of TNT N.V. (listed companies). Chairman of the Supervisory Board of Academisch Ziekenhuis Maastricht (hospital).
Peter A.F.W. Elverding (chairman from April 27, 2009)
(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former chairman of the Managing Board of Directors of Royal DSM N.V. and former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch Central Bank).
Other business activities: chairman of the Supervisory Board of Océ N.V. (listed company). Member of the Supervisory Board of SHV Holdings N.V. Vice-chairman of the Supervisory Board of Q-Park N.V. Member of the Supervisory Board of Koninklijke FrieslandCampina NV. Chairman of the Supervisory Board of Maastricht University and member of the Supervisory Board of the cross-border University of Limburg.
Eric Bourdais de Charbonnière, vice-chairman (until April 27, 2009)
(Born 1939, French nationality, male; appointed in 2004, retirement in 2009)
Former managing director of JPMorgan France and chief financial officer of Michelin.
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
Other business activities: non-executive/vice-chairman of VastNed Offices/Industrial (real estate fund) and non-executive director of F&C hedge funds, Ireland (listed companies). Non-executive director of Heembouw Holding B.V. and chairman of the Supervisory Board of Modulus VastGoed Ontwikkelingen. Member of the Supervisory Board of Omring (health care institution) and HaagWonen (housing corporation). Also associated as coach with TEC (Top Executive Coaching).
Claus Dieter Hoffmann
(Born 1942, German nationality, male; appointed in 2003, term expires in 2011)
Former chief financial officer of Robert Bosch GmbH. Managing partner of H+H Senior Advisors, Stuttgart.
Other business activities: chairman of the Supervisory Board of EnBW AG (listed company). Member of the Supervisory Board of de Boer Structures Holding B.V. Chairman of the Charlottenklinik Foundation (hospital). Chairman of the Board of Trustees (Vereinigung der Freunde) of Stuttgart University.
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
Piet C. Klaver
(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2010)
Former chairman of the Executive Board of SHV Holdings N.V.
Other business activities: member of the Supervisory Board of TNT N.V. (listed company). Chairman of the Supervisory Board of each of Dekker Hout Groep B.V., Credit Yard Group BV and Jaarbeurs Holding B.V. Member of the Supervisory Board of SHV Holdings N.V. and Dura Vermeer Groep N.V. Member of the African Parks Foundation. Chairman of the Supervisory Board of Utrecht School of the Arts.

Wim Kok (until April 27, 2009)
(Born 1938, Dutch nationality, male; appointed in 2003, retirement in 2009)
Former Minister of Finance and Prime Minister of the Netherlands.
Other business activities: non-executive member of the Board of Directors of Royal Dutch Shell plc and member of the Supervisory Board of TNT N.V. (listed companies). Member of the Supervisory Board of KLM Royal Dutch Airlines. Chairman of the Supervisory Board of the Anne Frank Foundation, Amsterdam and of Het Nationale Ballet, Amsterdam. Member of the Supervisory Board of Het Muziektheater, Amsterdam and of the Rijksmuseum, Amsterdam. Chairman of the Supervisory Board of the Netherlands Cancer Institute — Antoni van Leeuwenhoek Hospital. Member of the Board of Start Foundation.
Godfried J.A. van der Lugt
(Born 1940, Dutch nationality, male; appointed in 2001, term expires in 2009)
Former chairman of the Executive Board of ING Group (retired in May 2000).
Other business activities: chairman of the Supervisory Board of Stadsherstel Amsterdam NV. Chairman of the Advisory Board of Kasteel De Haar and of R.C. Oude Armenkantoor. Member of Investment Advisory Committee of Stichting Instituut GAK.
Harish Manwani
(Born 1953, Indian nationality, male; appointed in 2008, term expires in 2012)
President Unilever Asia, Africa, Central & Eastern Europe.
Other business activities: non-executive chairman of Hindustan Unilever Ltd. Member of the Executive Board of Indian School of Business.
Aman Mehta
(Born 1946, Indian nationality, male; appointed in 2008, term expires in 2012)
Former CEO of Hong Kong & Shanghai Banking Corporation in Hong Kong.
Other business activities: non-executive director of each of Tata Consultancy Services Ltd., Jet Airways Ltd. , PCCW Ltd., Vedanta Resources Plc, Wockhardt Ltd., Godrej Consumer Products Ltd., Cairn India Ltd., Max Healthcare Institute Ltd. and Emaar MGF Land Ltd. Governing board member of Indian School of Business and of Indian Centre for International Economic Relations. Member of the International Advisory Council of INSEAD.
Joan E. Spero
(Born 1944, American nationality, female; appointed in 2008, term expires in 2012)
Former Executive Vice-President Corporate Affairs and Communications of American Express Company.
Former Under Secretary Economic Business & Agricultural Affairs, US State Department.
Other business activities: non-executive director of IBM Corporation. President of Doris Duke Charitable Foundation. Member of the International Advisory Board of Toyota Motor Corporation. Trustee of Columbia University, Council on Foreign Relations and Trustee of Wisconsin Alumni Research Foundation.
Jackson P. Tai
(Born 1950, American nationality, male; appointed in 2008, term expires in 2012)
Former vice-chairman and chief executive officer of DBS Group Holdings. Former managing director in the Investment Banking Division of JPMorgan.
Other business activities: non-executive director of each of MasterCard Incorporated, CapitaLand. Chairman of the Board Directors of Brookstone, Inc. Member of the Bloomberg Asia Pacific Advisory Board and of the Harvard Business School Asia Pacific Advisory Board. Trustee of Rensselaer Polytechnic Institute.
Karel Vuursteen
(Born 1941, Dutch nationality, male; appointed in 2002, term expires in 2010)
Former chairman of the Executive Board of Heineken N.V.
Other business activities: vice-chairman of the Supervisory Board of Akzo Nobel N.V., chairman of the Supervisory Board of TomTom N.V. and member of the Supervisory Board of Henkel KGaA (listed companies). Member of the Board of Directors of Heineken Holding N.V. Member of the Advisory Board of CVC Capital Partners. Chairman of World Wild Life Fund Netherlands and of the Concertgebouw Fund Foundation. Member of the Supervisory Board of Nyenrode Foundation.
Changes in the composition
Eric Bourdais de Charbonnière and Wim Kok will retire after the 2009 General Meeting. At the same meeting, Godfried van der Lugt is nominated for reappointment. At the 2009 General Meeting, Tineke Bahlmann (born 1950, Dutch nationality, female), Jeroen van der Veer (born 1947, Dutch nationality, male) and Lodewijk de Waal (born 1950, Dutch nationality, male) are nominated for appointment as new Supervisory Board members. Tineke Bahlmann and Lodewijk de Waal were recommended for appointment by the Dutch State. Lodewijk De Waal has already attended the Supervisory Board meetings as an observer since October 2008. As Jan Hommen is nominated for appointment to the Executive Board, he will following this appointment, step down from the Supervisory Board. As chairman of the Supervisory Board, he will be succeeded by Peter Elverding as from April 27, 2009. More information can be found in the convocation for the 2009 General Meeting, available on the ING Group website (www.ing.com).
EXECUTIVE BOARD
Appointment and dismissal
Members of the Executive Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. This list shall mention at least two candidates for each vacancy and if not, the list will be non-binding. The General Meeting may declare the list non-binding by a majority resolution supported by at least one-third of the issued share capital.
Candidates for appointment to the Executive Board must comply with the expertise and reliability requirements set out in the Wet financieel toezicht (Dutch Financial Supervision Act). Members of the Executive Board may be suspended or dismissed at any time by a majority resolution at the General Meeting. A resolution to suspend or dismiss members of the Executive Board that has not been introduced by the Supervisory Board needs the support of at least one-third of the issued capital.
Function of the Executive Board
The Executive Board is responsible for the management of the Company, which includes the responsibility for achieving the Company’s aims and for the Company’s results, as well as for determining the Company’s strategy and policy. It also includes the day-to-day management of the Company and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct). The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the ING Group website (www.ing.com).
Profile of members of the Executive Board
The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. This Executive Board profile was submitted for discussion to the annual General Meeting in 2005. It is available at the ING Group head office and on the ING Group website (www.ing.com).
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
MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.
Michel J. Tilmant, chairman (until January 26, 2009)
(Born 1952, Belgian nationality; male; appointed in 1998, stepped down on January 26, 2009, retirement date August 1, 2009)
Michel Tilmant graduated from Louvain University with a Licence in Business Administration. He is also a graduate of Louvain School for European Affairs. He started his career with Morgan Guaranty Trust Company in New York. In 1992 he joined Bank Brussels Lambert, where he was appointed chairman of the Executive Board in 1997. After the acquisition of BBL by ING in 1998, Michel Tilmant was appointed vice-chairman in May 2000. He was appointed chairman in April 2004. Five Group staff departments reported directly to Michel Tilmant: Corporate Legal Department, Corporate Human Resources, Corporate Development, Corporate Communications & Affairs and Corporate Audit Services.
Eric F. Boyer de la Giroday (acting chairman from January 26 — April 27, 2009)
(Born 1952, Belgian nationality, male; appointed in 2004, term expires in 2012)
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
Dick H. Harryvan
(Born 1953, Dutch nationality, male; appointed in 2006, term expires in 2010)
Dick Harryvan graduated from the Erasmus University Rotterdam with a master’s degree in Business Economics, majoring in finance. He joined ING as a management trainee at Nationale-Nederlanden in 1979. Before his appointment to the Executive Board in 2006, he held various management positions in the United States, Canada and the Netherlands, where he was chief financial officer/chief risk officer and member of the Global Management Team of ING Direct until his appointment to the Board. Dick Harryvan is also CEO of ING Direct.
John C.R. Hele, CFO (until March 31, 2009)
(Born 1958, Canadian nationality, male; appointed in 2007)
John Hele graduated from the University of Waterloo, Canada, in 1980 with a bachelor’s degree in Mathematics. He joined ING in 2003 as general manager and chief insurance risk officer, responsible for global insurance risk management. He also functioned as the Group actuary. Before he joined the Executive Board, John Hele had been deputy chief financial officer of ING Group since 2006. Before joining ING, John Hele held various positions at Crown Life in Canada, Merrill Lynch in the United States and at Worldinsure, Bermuda. He is responsible for Group Capital Management, Group Tax, Group Finance and Control, Group Finance Bank and Group Finance Insurance.
Eli P. Leenaars
(Born 1961, Dutch nationality, male; appointed in 2004, term expires in 2012)
Eli Leenaars studied Civil Law at the Catholic University of Nijmegen and received an LLM from the European University Institute in Florence, Italy and attended the Harvard Graduate School of Business in Boston. After a traineeship at ABN AMRO, he joined ING in 1991, where he held various management positions, including chairman of ING Poland and of ING Latin America. He was appointed a member of the Executive Board of ING Group in April 2004. He is responsible for Retail Banking and Private Banking. He is also in charge of Operations/IT.
Tom J. McInerney
(Born 1956, American nationality, male; appointed in 2006, term expires in 2010)
Tom McInerney has a bachelor’s degree from Colgate University (Hamilton, New York) and received an MBA from the Tuck School of Business, Dartmouth College (Hanover, New Hampshire). He started his career in 1978 with Aetna Financial Services, which was acquired by ING in 2000. He had been CEO of ING’s insurance activities in the United States, which position included the responsibility for ING Mexico until his appointment to the Executive Board. Tom McInerney is responsible for Insurance Americas, ING Investment Management Americas and the global coordination of ING Investment Management.
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
Koos (J.)V. Timmermans, CRO
(Born 1960, Dutch nationality, male; appointed in 2007, term expires in 2011)
Koos Timmermans graduated from Erasmus University in Rotterdam with a master’s degree in economics. Until 1991 he worked at ABN AMRO in the field of derivatives and for IBM’s European treasury he was stationed in Ireland. Koos Timmermans joined ING in 1996. He performed various roles: head of Treasury ING Insurance, head of Corporate Market Risk Management and from 2006-2007 he was deputy CRO of ING Group, until his appointment to the Executive Board. Koos Timmermans is responsible for ING’s risk departments including compliance.

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
Changes in the composition
Michel Tilmant stepped down from the Executive Board on January 26, 2009. He will be succeeded as chairman of the Executive Board by Jan Hommen (born 1943, Dutch nationality, male) upon his appointment to the Executive Board. Jan Hommen will be nominated for appointment to the Executive Board at the 2009 annual General Meeting. In the intervening months, Eric Boyer will be acting chairman of the Executive Board. John Hele will leave ING on March 31, 2009. At the 2009 General Meeting, Patrick G. Flynn (born 1960, Irish nationality, male) will be nominated for appointment to the Executive Board. More information can be found in the convocation for the 2009 General Meeting, available on the ING Group website (www.ing.com).
REMUNERATION REPORT
This section sets out the remuneration for the Executive Board and the Supervisory Board. The remuneration policy was adopted by the annual General Meeting on April 27, 2004. In 2006, the Executive Board pension scheme was revised in alignment with the approved amendment to the remuneration policy. There were no changes to this policy in 2008 and therefore, the approval of the 2006 annual General Meeting still applies for 2008. The chapter starts with the general policy for senior-management remuneration, followed by the Executive Board compensation for 2008 and the compensation structure for 2009. In addition, information is included on loans and advances to the Executive Board and Supervisory Board members as well as ING depositary receipts for shares held by members of both boards.
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
ING’s remuneration policy is based on five key principles that apply throughout ING. These principles are:
▪	Total compensation levels are benchmarked against relevant markets in which ING competes for talent.

▪	ING aims for total compensation at the median level in the relevant market, allowing only for above-median compensation in the event of outstanding performance.

▪	The remuneration package includes variable-pay components (short-term and long-term incentives) to ensure that executive remuneration is linked to ING’s short-term and long-term business performance.

▪	To enhance the effectiveness of the short-term incentive plan, clear, measurable and challenging targets are set at the beginning of each year.

▪	Long-term incentives ensure a focus on longer-term strategic targets and create alignment of management with the interests of shareholders. A broad selection of ING’s senior leaders participates in the plan to ensure a common focus on ING’s overall performance.
Remuneration structure
Total compensation throughout ING consists of three basic components:
▪	Fixed or base salary which represents the total guaranteed annual income.

▪	Short-term incentive (STI) in cash, which compensates for past performance measured over one year.

▪	Long-term incentive (LTI) in stock options and/or performance shares, which compensates for performance measured over multiple years and is forward-looking.
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
Short-term incentive plan
The short-term incentive plan (STIP) is a key component of ING’s performance-driven culture. The short-term incentive is paid in cash. The ‘at target’ bonus opportunity is expressed as a percentage of base salary. The target levels are based on benchmarks reflecting external market competitiveness as well as internal objectives. Three financial parameters were used in the 2008 STIP for the members of the Executive Board and top senior management across the organisation (the top-200 executives) to measure performance at Group level. These financial parameters are: underlying net result per share, underlying operating expenses and economic profit/embedded value profit (excluding financial variances). The quantitative elements of the targets are considered stock price sensitive and competition sensitive; accordingly these are not disclosed.
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
Short-term incentive: relative weight of Group and individual performance

	Group performance	Individual performance
Executive Board	70% of total bonus	30% of total bonus
Top senior management business	15% of total bonus	85% of total bonus
Top senior management in Group staff	30% of total bonus	70% of total bonus
Long-term incentive plan
The long-term incentive plan (LTIP) at ING includes both stock options and performance shares. LTIP awards are granted to ensure alignment of senior management with the interests of shareholders, and to retain top management over a longer period of time. The LTIP awards will be granted with a total ‘fair value’ split between stock options and performance shares. The LTI plan was tabled and approved during the General Meeting on April 27, 2004.
The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised for the remaining seven years. After three years, the options will vest only if the option holder is still employed by ING. The exercise price of the stock options is equal to the Euronext Amsterdam by NYSE Euronext market price of the ING depositary receipts on the grant date. For members of the Executive Board the grant date is a specific date during the first “open period” after the General Meeting.
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
On the basis of these criteria the performance peer group established in 2004 and adjusted in 2007 is composed as follows:
▪	Citigroup, Fortis, Lloyds TSB (bank/insurance companies);

▪	Unicredito Italiano, Bank of America, BNP Paribas, Banco Santander, Credit Suisse, Deutsche Bank, HSBC (banks);

▪	Aegon, AIG, Allianz, Aviva, AXA, Prudential UK, Hartford Financial Services, Munich Re (insurance companies);

▪	Invesco (asset manager).
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
The Supervisory Board reviews the peer group before each new three-year performance period. The Supervisory Board has determined that for the 2009 — 2011 performance period, Fortis and AIG will be replaced by KBC N.V. and Manulife Financial Corporation respectively. Considering the market turmoil, the Supervisory Board will also continue to monitor the composition of the peer group for existing performance cycles. Any replacement of a company in the peer group will be based upon a thorough replacement process using the above objective criteria to determine the performance peer group. The performance test itself will be carried out at the end of every three-year performance period by an independent third party. The Executive Board members are not allowed to sell depositary receipts obtained either through the stock-option or the performance-shares plan within a period of five years from the grant date. They are only allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested performance-share award. Depositary receipts obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the exercised award.
Remuneration levels
Every year a compensation benchmark analysis is performed based upon a peer group of companies. This peer group, established in 2008, is a group of European financial services companies. The peer group reflects ING’s business structure and environment. ING competes with these companies for executive talent. The following companies are part of this compensation peer group: Aegon, Allianz, AXA, Banco Santander, Barclays, BNP Paribas, Credit Suisse, Deutsche Bank, Fortis, HSBC, Royal Bank of Scotland, Société Générale, Unicredito Italiano, Zurich Financial Services. In line with ING’s overall remuneration policy, the Supervisory Board has focused on increasing variable (performance-driven) pay components which has resulted in a gradual convergence of the Executive Board total compensation to the median benchmark. The mix of total target compensation (in case of at-target performance) is divided equally between each component (i.e. 1/3rd base salary, 1/3rd short-term incentives, and 1/3rd long-term incentives).
Pensions Executive Board members
At the General Meeting on April 25, 2006, it was agreed to amend the Executive Board remuneration policy with respect to pensions. This revised pension plan applies to all members of the Executive Board regardless of the time of appointment to the Executive Board except for John Hele and Tom McInerney. The revised pension plan does not apply to John Hele and Tom McInerney as they participate in the US pension plans. The pensions of the Executive Board are now based on a defined-contribution plan, which are insured through a contract with

Nationale-Nederlanden Levensverzekering Maatschappij N.V. Starting in 2006, members of the Executive Board have been required to pay a portion of their pension premium. The Employment Contract will terminate by operation of law in case of retirement (‘Standard Retirement’), which will take place on the first day of the month that the individual reaches the age of 65.The retirement age has been changed from previous years (age 60) as a result of the Dutch tax reform.
Employment contract for newly appointed Board members
The contract of employment for Executive Board members appointed after January 1, 2004 provides for an appointment for a period of four years (the appointment period) and allows for re-appointment by the General Meeting. In the case of an involuntary exit, Executive Board members would be entitled to an amount which has been set at a multiple of their Executive Board member base salary, preserving their existing rights. These rights in some cases could exceed the exit-arrangement provision in the Dutch Corporate Governance Code, i.e. no more than two times base salary (first appointment period) or one time base salary (all other situations). Under the terms of the agreement reached with the Dutch State to strengthen ING’s capital position, the exit-arrangements have been limited to one year base salary. The term of notice for Executive Board members is three months for the employee and six months for the employer.
REMUNERATION EXECUTIVE BOARD 2008
Executive Board base salary 2008
The base salary of all Executive Board members with the exception of Tom McInerney (who is employed on a US-based compensation structure) was increased by 5% in 2008. Base salaries had been frozen in 2004, 2005, 2006 and 2007.
Executive Board short-term incentive plan 2008
The target STI payout over 2008 was set at 100% of the individual Executive Board member’s base salary. The final award is based on the achievement of a set of common Group financial targets and specific individual qualitative and quantitative objectives for each Executive Board member. Specifically, 70% of the total award is based on the Group’s underlying net result per share, underlying operating expenses and economic profit/embedded value profit (excluding financial variances), while the remaining 30% is based on individual objectives set at the beginning of the year by the chairman of the Executive Board and approved by the Remuneration and Nomination Committee of the Supervisory Board.
Under the terms of the agreement reached with the Dutch State to strengthen ING’s capital position, the individual Executive Board members will not receive their 2008 STI payout.
Executive Board long-term incentive plan 2008
Under the LTIP for the Executive Board, two instruments are used: stock options and performance shares. As mentioned earlier, an identical plan has been adopted by the Executive Board for the top senior managers across ING. As a result, approximately 7,000 senior leaders participate in a similar plan.
The target level for the 2008 LTIP was set at 100% of base salary for each Executive Board member. The final grant level depends on the Group STIP performance and will vary between 50% of the target level (if Group STI would be 0%) and 150% (if Group STI would be 200%).
Under the terms of the agreement reached with the Dutch State to strengthen ING’s capital position, the individual Executive Board members will not receive their 2008 LTI grant.
Tom McInerney is entitled to receive a conditional share award on the same grant date as the other long-term incentive awards. The conditional share award would be 100% vested four years after the grant date with the condition being an active employment contract at the date of vesting. This award is part of Tom McInerney’s employment contract to align his total remuneration with the market practice of senior executives in the United States. Tom McInerney will not receive his conditional share award to be awarded in 2009 for the 2008 performance year.
The performance shares granted in 2006 had a three-year performance period of 2006 — 2008 and will vest in 2009. The actual results of 43% are based upon ING’s TSR ranking of 15 within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the calculations performed. For members of the Executive Board who received an award as an Executive Board member in 2006, such award will vest in the final number of performance shares in May 2009. For the other senior leaders who participated in the 2006 — 2008 performance share award, such award vested in March 2009.
Compensation in cash of the individual members of the Executive Board

	2008	2007	2006
	(EUR thousands)
Michel Tilmant
Base salary	1,353	1,289	1,289
Short-term performance-related bonus	0	2,001	2,299

Total cash compensation	1,353	3,290	3,588

Eric Boyer de la Giroday
Base salary	892	850	850
Short-term performance-related bonus	0	1,319	1,477

Total cash compensation	892	2,169	2,327

Dick Harryvan 1)
Base salary	665	634	423
Short-term performance -related bonus	0	842	710

Total cash compensation	665	1,476	1,133

John Hele 2)3)
Base salary	603	412
Short-term performance-related bonus	0	621

Total cash compensation	603	1,033

Eli Leenaars
Base salary	665	634	634
Short-term performance-related bonus	0	956	1,102

Total cash compensation	665	1,590	1,736

Tom McInerney 1) 3)
Base salary	879	946	690
Short-term performance-related bonus	0	1,425	1,157

Total cash compensation	879	2,371	1,847

Hans van der Noordaa 1)
Base salary	665	634	423
Short-term performance-related bonus	0	956	710

Total cash compensation	665	1,590	1,133

Koos Timmermans 2)
Base salary	665	423
Short-term performance-related bonus	0	637

Total cash compensation	665	1,060

Jacques de Vaucleroy 1)
Base salary	665	634	423
Short-term performance-related bonus	0	956	710

Total cash compensation	665	1,590	1,133

1)	Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on April 25, 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2006 reflect the partial year as Executive Board members.

2)	John Hele and Koos Timmermans were appointed to the Executive Board on April 24, 2007. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2007 reflect the partial year as Executive Board members.

3)	John Hele and Tom McInerney get their compensation in US dollars. For each year the compensation in US dollars was converted to euros at the average exchange rate for that year.
Compensation in cash of former members of the Executive Board who are not included in the above table amounted to nil in 2008, to EUR 729 thousand in 2007 and to EUR 5,353 thousand in 2006.

Long-term incentives of the individual members of the Executive Board (1)
fair market value at grant

	2008	2007	2006
	(EUR thousands)
Michel Tilmant
Number of options	0	132,054	132,163
Number of performance shares	0	31,293	27,650
Fair market value of long term incentive 2)	0	1,521	1,734

Eric Boyer de la Giroday
Number of options	0	87,066	87,138
Number of performance shares	0	20,632	18,230
Fair market value of long term incentive 2)	0	1,003	1,143

Dick Harryvan 3)
Number of options	0	64,967	43,347
Number of performance shares	0	15,396	9,069
Fair market value of long term incentive 2)	0	748	569

John Hele 4)
Number of options	0	42,228
Number of performance shares	0	10,007
Fair market value of long term incentive 2)	0	486

Eli Leenaars
Number of options	0	64,967	65,021
Number of performance shares	0	15,396	13,603
Fair market value of long term incentive 2)	0	748	853

Tom McInerney 3),5)
Number of options	0	96,875	70,695
Number of performance shares	0	22,957	14,790
Number of conditional shares	0	54,312	37,633
Fair market value of long term incentive 2)	0	2,571	2,201

Hans van der Noordaa 3)
Number of options	0	64,967	43,347
Number of performance shares	0	15,396	9,069
Fair market value of long term incentive 2)	0	748	569

Koos Timmermans 4)
Number of options	0	43,312
Number of performance shares	0	10,264
Fair market value of long term incentive 2)	0	499

Jacques de Vaucleroy 3)
Number of options	0	64,967	43,347
Number of performance shares	0	15,396	9,069
Fair market value of long term incentive 2)	0	748	569

1)	Long-term incentives are granted in the year following the reporting year. The long-term incentive plan provides for a combination of share options and provisional performance shares based on a 50/50 split in value. The ratio of options to performance shares varies each year as a result of the fair value calculation and the 50/50 split in value. The fair value calculation for the performance year 2008 resulted in a ratio of options to performance shares of 2.36:1 (2007: 4.22:1, 2006: 4.78: 1).

2)	The fair market value of a long-term incentive award reflects the estimated fair market value of the long-term incentive award based on a fair value calculation. The valuation is calculated on the last trading day of the year for grants made to the Executive Board members for performance over the specified year and is not updated for current market values.

3)	Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on April 25, 2006. The figures for these members reflect compensation earned in their capacity as Executive Board members.

4)	John Hele and Koos Timmermans were appointed to the Executive Board on April 24, 2007. The figures for these members reflect compensation earned in their capacity as Executive Board members.

5)	Tom McInerney is entitled to receive conditional shares on the same grant date as the other long-term incentive awards. The conditional shares will be 100% vested four years after the grant date with the condition being an active employment contract. The conditional shares are provided to align Tom McInerney’s total remuneration with US market practice. Tom McInerney will not receive his conditional share award for the 2008 performance year.
The fair market value of long-term incentive awards of former members of the Executive Board who are not included in the above table amounted to nil in 2008 and 2007 and to EUR 938 thousand in 2006.
Pension costs of the individual members of the Executive Board (1)

	2008	2007	2006
	(EUR thousands)
Michel Tilmant	971	874	689
Eric Boyer de la Giroday	639	566	439
Dick Harryvan 2)	374	324	206
John Hele 3,4)	125	72
Eli Leenaars	313	348	270
Tom McInerney 2,4)	285	286	297
Hans van der Noordaa 2)	313	267	170
Koos Timmermans 3)	247	166
Jacques de Vaucleroy 2)	313	267	170

(1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2006 to 2008.

(2)	Dick Harryvan, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy were appointed to the Executive Board on April 25, 2006. The figures for these members reflect pension costs in their capacity as Executive Board members.

(3)	John Hele and Koos Timmermans were appointed to the Executive Board on April 24, 2007. The figures for these members reflect pension costs in their capacity as Executive Board members.

(4)	John Hele’s and Tom McInerney’s pension costs have been translated from US dollars to euros at the average exchange rate for that year.
Pension costs of former members of the Executive Board who are not included in the above table amounted to nil in 2008, to EUR 1,386 thousand and in 2007 and to EUR 4,954 thousand in 2006.
Loans and advances to Executive Board members
The table below presents the loans and advances provided to Executive Board members and outstanding on December 31, 2008, 2007 and 2006. These loans were concluded in the normal course of business and on terms generally applicable to Company personnel as a whole and were approved by the Supervisory Board.
Loans and advances to the individual members of the Executive Board

		Average			Average			Average
	Amount	Interest		Amount	Interest		Amount	Interest
	outstanding	rate	Repayments	outstanding	rate	Repayments	outstanding	rate	Repayments
	(EUR thousands)
	December 31, 2008			December 31, 2007				December 31, 2006
Eric Boyer de la Giroday	21	4.3%	3	24	4.3%	4	28	4.3%	3
Dick Harryvan	227	3.5%		227	3.5%	200	427	3.9%
John Hele 1)	619	4.9%	16	635	5.6%
Hans van der Noordaa	930	4.4%		930	4.4%		930	4.4%
Koos Timmermans	380	4.6%		380	4.6%
Jacques de Vaucleroy	164	5.5%	16	180	5.5%	12	192	5.5%	17

1)	John Hele’s loans and advances have been translated from US dollars to euros.

ING depositary receipts for shares held by Executive Board members
Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.

	Number of (depositary receipts for) shares
	2008	2007	2006
Michel Tilmant	31,663	24,764	7,764
Eric Boyer de la Giroday	11,588	7,126
Dick Harryvan	2,546	2,000
John Hele	5,247	2,300
Eli Leenaars	8,288	5,628
Tom McInerney 1)	146,453	127,694	64,527
Hans van der Noordaa	2,930	2,000
Koos Timmermans	2,546	2,000
Jacques de Vaucleroy	37,326	27,740

(1)	The shares held by Tom McInerney are American Depositary Receipts. He also holds 2,382 units in a Leveraged Stock Fund.
Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at December 31, 2008

	Outstanding as at	Granted		Waived or expired	Outstanding as at	Exercise	Exercise price in
number of options	31 December 2007	in 2008	Exercised in 2008	in 2008 (1)	31 December 2008	price in euros	US dollars	Expiry date
Michel Tilmant	21,000				21,000	29.39		Mar 11, 2012
	14,000				14,000	29.50		Mar 11, 2012
	21,000				21,000	12.65		Mar 3, 2013
	14,000				14,000	12.55		Mar 3, 2013
	41,250				41,250	17.69		May 14, 2014
	82,600				82,600	21.67		May 13, 2015
	108,200				108,200	32.75		May 12, 2016
	132,163				132,163	33.10		May 17, 2017
		132,054			132,054	25.44		May 15, 2018

Eric Boyer de la Giroday	2,000				2,000	26.10		May 28, 2009
	10,000				10,000	28.30		Apr 3, 2010
	4,000				4,000	35.80		Mar 15, 2011
	3,000				3,000	28.60		May 27, 2012
	4,000				4,000	12.55		Mar 3, 2013
	17,800				17,800	17.69		May 14, 2014
	53,400				53,400	21.67		May 13, 2015
	71,400				71,400	32.75		May 12, 2016
	87,138				87,138	33.10		May 17, 2017
		87,066			87,066	25.44		May 15, 2018

Dick Harryvan	13,125				13,125	29.39		Mar 11, 2012
	12,250				12,250	12.65		Mar 3, 2013
	6,000				6,000	18.71		Mar 15, 2014
	8,800				8,800	23.28		Mar 30, 2015
	13,060				13,060	32.77		Mar 23, 2016
	46,802				46,802	33.10		May 17, 2017
		64,967			64,967	25.44		May 15, 2018

John Hele	24,200				24,200		21.64	Nov 17, 2013
	5,700				5,700	18.71		Mar 15, 2014
	39,173				39,173	23.28		Mar 30, 2015
	31,896				31,896	32.77		Mar 23, 2016

	Outstanding as at	Granted		Waived or expired	Outstanding as at	Exercise	Exercise price in
number of options	31 December 2007	in 2008	Exercised in 2008	in 2008 (1)	31 December 2008	price in euros	US dollars	Expiry date
	46,592				46,592	32.19		Mar 22, 2017
		42,228			42,228	25.44		May 15, 2018
		14,417			14,417	18.70		Sept. 17, 2018

Eli Leenaars	3,300				3,300	25.25		Apr 1, 2009
	10,000				10,000		27.28	Apr 3, 2010
	22,400				22,400		31.96	Mar 15, 2011
	31,000				31,000		25.72	Mar 11, 2012
	7,850				7,850	12.55		Mar 3, 2013
	9,654				9,654	18.75		Mar 15, 2014
	6,436				6,436	18.71		Mar 15, 2014
	41,700				41,700	21.67		May 13, 2015
	53,200				53,200	32.75		May 12, 2016
	65,021				65,021	33.10		May 17, 2017
		64,967			64,967	25.44		May 15, 2018

Tom McInerney	40,000				40,000		31.96	Mar 15, 2011
	91,400				91,400		25.72	Mar 11, 2012
	125,200				125,200		13.70	Mar 3, 2013
	153,550				153,550	18.71		Mar 15, 2014
	260,425				260,425	23.28		Mar 30, 2015
	213,325				213,325	32.77		Mar 23, 2016
	125,879				125,879	33.10		May 17, 2017
		96,875			96,875	25.44		May 15, 2018

Hans van der Noordaa	13,125				13,125	29.39		Mar 11, 2012
	8,900				8,900	12.65		Mar 3, 2013
	6,000				6,000	18.71		Mar 15, 2014
	15,000				15,000	23.28		Mar 30, 2015
	11,195				11,195	32.77		Mar 23, 2016
	46,802				46,802	33.10		May 17, 2017
		64,967			64,967	25.44		May 15, 2018

Koos Timmermans	10,500				10,500	29.39		Mar 11, 2012
	6,000				6,000	18.71		Mar 15, 2014
	8,800				8,800	23.28		Mar 30, 2015
	6,530				6,530	32.77		Mar 23, 2016
	35,443				35,443	32.19		Mar 22, 2017
		43,312			43,312	25.44		May 15, 2018
		15,876			15,876	18.70		Sept. 17, 2018

Jacques de Vaucleroy	7,000				7,000	26.10		May 28, 2009
	20,000				20,000	28.30		Apr 3, 2010
	7,634				7,634		13.70	Mar 3, 2013
	61,110				61,110	18.71		Mar 15, 2014
	114,950				114,950	23.28		Mar 30, 2015
	100,352				100,352	32.77		Mar 23, 2016
	70,657				70,657	33.10		May 17, 2017
		64,967			64,967	25.44		May 15, 2018

(1)	Waived at vesting date or expired at expiry date.
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
Supervisory Board members receive an additional fee of EUR 2,000 per attended Supervisory Board or Committee meeting in the event the meeting is held outside the country of residence of the Supervisory Board member, or an additional amount of EUR 7,500 per attended Supervisory Board or Committee meeting if intercontinental travel is required for attending the meeting.
The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2008 and previous years.
Compensation of the members of the Supervisory Board

	2008	2007	2006
	(EUR thousands)
Jan Hommen 1)	89	67	57
Eric Bourdais de Charbonnière 2)	89	72	70
Henk Breukink 3)	61	35
Peter Elverding 4)	68	20
Claus Dieter Hoffmann	67	62	56
Piet Hoogendoorn 5)	70	28
Piet Klaver 6)	62	47	33
Wim Kok	75	62	51
Godfried van der Lugt	70	62	56
Harish Manwani 7)	51
Aman Mehta 7)	62
Joan Spero 7)	55
Jackson Tai 7)	89
Karel Vuursteen	62	56	43
Luella Gross Goldberg 8)	16	60	52

(1)	Jan Hommen is a member of the Supervisory Board as of June 2005 and chairman as of January 2008.

(2)	Eric Bourdais de Charbonnière is a member of the Supervisory Board as of April 2004 and vice-chairman as of February 2005.

(3)	Henk Breukink is a member of the Supervisory Board as of April 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(4)	Peter Elverding is a member of the Supervisory Board as of August 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(5)	Piet Hoogendoorn is a member of the Supervisory Board as of June 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(6)	Piet Klaver is a member of the Supervisory Board as of April 2006. The compensation figure for 2006 reflects the partial year as member of the Supervisory Board.

(7)	Harish Manwani, Aman Mehta, Joan Spero and Jackson Tai are members of the Supervisory Board as of April 2008. The compensation figure for 2008 reflects the partial year as member of the Supervisory Board.

(8)	Luella Gross Goldberg retired in April 2008. The compensation figure for 2008 reflects the partial year as member of the Supervisory Board.
Lodewijk de Waal is nominated for appointment as a member of the Supervisory Board at the General Meeting in 2009. Under the terms of the agreement reached with the Dutch State in October 2008 to strengthen ING’s capital position, and anticipating his appointment in 2009, he has been acting as an observer in the Supervisory Board as from November 2008. Lodewijk de Waal has received remuneration, expense allowances and attendance fees in line with the Remuneration policy of the Supervisory Board.
Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2008, to EUR 102 thousand in 2007 and to EUR 160 thousand in 2006.

Loans and advances to Supervisory Board members
As at December 31, 2008, 2007 and 2006, there were no loans and advances outstanding to members of the Supervisory Board.
ING depositary receipts for shares and options held by Supervisory Board members
Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2008.

	Number of (depositary receipts for) shares
	2008	2007	2006
Piet Klaver	7,430	7,430	5,430
Karel Vuursteen	1,510	1,510	1,510
Luella Gross Goldberg 1)		6,814	6,814

(1)	Luella Gross Goldberg retired in April 2008. The shares held by her are American Depositary Receipts.
EXECUTIVE BOARD REMUNERATION STRUCTURE 2009
In October 2008, ING reached an agreement with the Dutch State to strengthen its capital position. Under the terms of the agreement, the ING Supervisory Board will review the remuneration policy for the Executive Board and senior management to align it with new international standards. This will include linking incentive schemes to long-term value creation and risk.
The Supervisory Board has taken notice of the preliminary recommendations published by some financial authorities and will continue to monitor developments in this area. For ING as a global company it is essential to work from one set of global recommendations. As soon as international standards are determined ING will review and amend the current remuneration policy as appropriate. Any changes to the remuneration policy will require approval by the annual General Meeting. The reviewed remuneration policy is expected to be proposed to the General Meeting in 2010 and to be effective compensation as of year 2010.
In December 2008, the Monitoring Committee Dutch Corporate Governance Code (the “Frijns Committee”) published an updated and revised version of the Tabaksblat Code in its definitive form; a proposal thereto was disclosed for consultation purposes in June 2008. The revised Tabaksblat Code became effective as of 1 January 2009. ING Group is now considering the implications of the revised Tabaksblat Code on the remuneration policy and to what extent these can be implemented. As recommended by the Frijns Committee, the implementation of the revised Tabaksblat Code will be discussed in the 2010 General Meeting as a separate agenda item.
Policy for 2009
With regard to the remuneration policy for 2009, the Supervisory Board continues to build upon the remuneration policy initiated in 2003. In January 2009, ING and the Dutch State entered into an Illiquid Assets Back-up Facility term sheet. Under the terms agreed in the term sheet members of the Executive Board will not receive any bonus until a reviewed remuneration policy will be completed. The remuneration policy will among other things include objectives relating to corporate and social responsibility.
Executive Board base salary 2009
For 2009 base-salary levels will be frozen.
Executive Board short-term incentive plan 2009
Under the Illiquid Assets Back-up Facility term sheet agreed with the Dutch State in January 2009, the individual Executive Board members will not receive a 2009 short term incentive.

Executive Board long-term incentive plan 2009
Under the Illiquid Assets Back-up Facility term sheet agreed with the Dutch State in January 2009, the individual Executive Board members will not receive a 2009 long-term incentive award.
EMPLOYEES
The number of staff employed on a full time equivalent basis of ING Group averaged 125,285 in 2008, of which 29,626 or 24%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over 2008 was as follows (average full time equivalents):

	Insurance operations			Banking operations			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
The Netherlands	9,300	9,462	9,688	20,326	21,585	22,884	29,626	31,047	32,572
Belgium	301	228	1,215	10,647	10,983	11,277	10,948	11,211	12,492
Rest of Europe	3,972	3,899	3,767	26,298	18,581	18,026	30,270	22,480	21,793
North America	16,368	15,194	15,016	4,239	3,625	3,032	20,607	18,819	18,048
Latin America	10,806	16,074	13,614	352	373	386	11,158	16,447	14,000
Asia	9,494	8,451	8,206	10,498	9,115	8,748	19,992	17,566	16,954
Australia	1,574	1,703	1,507	1,056	929	815	2,630	2,632	2,322
Other	53	76	57		4	5	53	80	62

Total	51,868	55,087	53,070	73,417	65,195	65,173	125,285	120,282	118,243

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 3,703 in 2008, 1,942 in 2007 and 1,709 in 2006. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for each of the years 2008, 2007 and 2006:

	2008	2007	2006

Insurance Europe	12%	12	% 13%
Insurance Americas	21	27	24
Insurance Asia/Pacific	7	9	9
Wholesale Banking	12	16	17
Retail Banking	40	30	31
ING Direct	8	6	6

Total	100%	100%	100%
Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.

Item 7. Major shareholders and related party transactions
As of December 31, 2008, Stichting ING Aandelen (the “Trust”) held 2,062,180,263 Ordinary shares of ING Groep N.V., which represents 99.9% of the Ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of Ordinary Shares by holders of bearer receipts as a proxy of the Trust.” The following is a description of the material provisions of the Articles of Association (Statuten) and the related Conditions of Administration (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
As of December 31, 2008, there were 124,182,154 American Depositary Shares or ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 920 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.
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
All bearer receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central securities Depositary (CSD) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each bearer receipt holder shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Return of the global depositary receipts to a party other than the Trust shall not be permitted without the Trust’s consent. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorized to perform any necessary act on behalf of the bearer receipt holder(s) in respect of the relevant depositary receipts, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Act on Book Entry Transactions.
Transfer of title in the bearer receipts is effected by book-entry through the facilities of Euroclear Nederland and its participants pursuant to the Netherlands Act on Book-Entry Transactions. Owners of bearer receipts participate in the Euroclear Nederland system by maintaining accounts with Euroclear Nederland participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.
Voting of the Ordinary shares by holders of bearer receipts as proxy of the Trust
Holders of bearer receipts are entitled to attend and speak at General Meetings of ING Groep N.V. but do not have any voting rights.
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
The restrictions under which the Trust will grant a voting proxy to holders of bearer receipts are:
•	the relevant holder of bearer receipts must have announced his intention to attend the General Meeting observing the provisions laid down in the articles of association of ING Groep N.V.;

•	the relevant holder of bearer receipts may delegate the powers conferred upon him by means of the voting proxy; provided that the relevant holder of bearer receipts has announced his intention to do so to the Trust observing a term before the commencement of the General Meeting, which term will be determined by the Trust.
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
Voting of the Ordinary shares by the Trust
The Trust will only determine its vote with respect to the Ordinary shares of ING Groep N.V., held by the Trust, that correspond with bearer receipts:
•	the holder of which does not, either in person or by proxy, attend the General Meeting;

•	the holder of which, did not give a voting instruction to the Trust.
The Trust has discretion to vote in respect of shares for which it has not issued proxy votes to holders of depositary receipts and has not received any voting instructions. Under the Trust Agreement, the Trust is required to promote the interests of all holders of depositary receipts, irrespective of whether they attend the General Meetings, also taking into account the interests of ING Groep N.V., the businesses of ING Groep N.V. and its group companies and all other ING Groep N.V. stakeholders in voting such shares, so as to ensure that all these interests are given as much consideration and protection as possible.
Intention to reconsider the position of the Trust
It is the intention of the Executive Board and the Supervisory Board to reconsider the position of the Trust Office and depositary receipts once the number of votes on ordinary shares and depositary receipts of ordinary shares, including proxies, and excluding the votes which are at the discretion of the Trust, at a General Meeting is at least 35% of the total votes that may be cast for three consecutive years. In 2006, 28% of total votes were cast, in 2007, the figure was 36.7% and in 2008, the figure was 38.7%. The Executive Board is committed to achieving the 35% requirement and will encourage depositary receipt holders, particularly institutional investors, to participate in voting at the General Meeting.
Administration of the Trust
The Management Board of the Trust will determine the number of its members itself, subject to the restriction that there may be no more members than seven and no less than three. Members of the Managing Board will be appointed by the Management Board itself without any approval from ING Groep N.V. or any of its corporate bodies being required. Members of any corporate body of ING Groep N.V. are not eligible for appointment as a Managing Director. Managing Directors are appointed for a term of four years and may be re-appointed for two terms without any requirement for approval by ING Groep N.V.
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

Holders of bearer receipts with a stake of 5% or more
To the best of our knowledge, as of December 31, 2008, no shareholder held more than 5% of all bearer receipts outstanding.
As of December 31, 2008, the ING Groep N.V. held 36,457,118 bearer receipts, representing 1.77% of the bearer receipts and underlying Ordinary shares outstanding. These bearer receipts were acquired pursuant to Company’s delta hedging activities in respect of its employee option plans. ING Groep N.V. does not have voting rights in respect of bearer receipts it owns. As of December 31, 2008 no (depositary receipts of) preference A shares were outstanding; in 2008 all preference A shares were cancelled.
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
The voting rights of the majority of Ordinary shares are held by the Trust. As of December 31, 2008, shareholders in the Netherlands held approximately 330 million bearer receipts, or 16% of the total number of bearer receipts then outstanding. As of December 31, 2008, shareholders in the United States held approximately 409 million bearer receipts (including ADSs), or 20% of the total number of bearer receipts then outstanding.
As of December 31, 2008, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the Ordinary shares or bearer receipts. As of December 31, 2008, members of the Supervisory Board held 8,940 bearer receipts. If Supervisory Board members hold ING options that were granted in their former capacity as Executive Board member, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.
As of December 31, 2008, to the best of its knowledge, there are no agreements or arrangements in place that could lead to a change in control of ING Groep N.V. Please note, however that ING Groep N.V. has entered into an agreement with the Dutch State to strengthen its Core tier-1 capital pursuant to which, on November 12, 2008, ING Group issued 1 billion Core Tier-1 Securities to the Dutch State. The Core Tier-1 Securities held by the Dutch State are non-voting, but do give the Dutch State the right to nominate two members of the Supervisory Board who have specific corporate governance rights (see “Item 6. Directors, Senior Management and Employees”). Pursuant to the terms of the Core Tier-1 Securities ING Groep N.V. may choose to convert them into (depositary receipts for) ordinary shares. In that case the Dutch State would become a major shareholder. Please also refer to “Item 10. Additional Information — Capital structure, shares” where more information can be found regarding the call option of the Stichting Continuiteit ING to acquire 900 million cumulative preference shares.
Related Party Transactions
As of December 31, 2008, the amount outstanding in respect of loans and advances made to members of the Supervisory Board was zero. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.3 million, at an average interest rate of 4.6%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2008 was EUR 2.3 million.
The loans and advances mentioned in the preceding paragraph (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to people in peer groups and (3) did not involve more than the normal risk of collectability or present other unfavorable features. For members of the Executive Board this means that the conditions have been set according to the prevailing conditions for ING personnel.
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
These proceedings include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. These matters are being defended vigorously; however, at this time, we are unable to assess their final outcome. In addition, a subsidiary is a garnishee in proceedings in the United States brought by judgment creditors of the Republic of Argentina who seek to levy on assets that were managed by that subsidiary before the Republic nationalized the private pension business in Argentina. Appropriate steps are being taken to address this matter. Further, litigation commenced in February 2009, purportedly on behalf of classes, challenges the adequacy of the disclosures made in connection with the 2007 and 2008 issuance and sale of the Company’s Perpetual Hybrid Capital Securities, and additional purported class litigation challenges the operation of the Company’s American Savings, ESOP and 401(k) Plans. These matters are at very preliminary stages, and while we are not able to assess their final outcome, we intend to vigorously defend against them.
In November 2006, the issue of amongst others the costs charged by the insurance industry to customers in respect of unit-linked insurance products (commonly referred to as ‘beleggingsverzekeringen’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. Mid November 2008, ING reached an outline agreement with consumer organisations in the Netherlands to resolve a dispute regarding individual universal life insurance products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed ING’s Dutch insurance subsidiaries will offer compensation to policy holders where individual universal life policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. Although the agreement is not binding for policyholders ING believes a significant step was made towards resolving the issue.
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
Dividends
ING Groep N.V. has declared and paid dividends each year since its formation in 1991. Each year, a final dividend in respect of the prior year is generally declared at and paid after the annual General Meeting generally held in April of each year. An interim dividend is generally declared and paid in September, based upon the results for the first six months. The declaration of interim dividends is subject to the discretion of the Executive Board of ING Groep N.V., whose decision to that effect is subject to the approval of the Supervisory Board of the Company. The Executive Board decides, subject to the approval of the Supervisory Board of ING Groep N.V., which part of the annual results (after payment of dividends on Preference shares and Cumulative Preference shares) will be added to the reserves of ING Groep N.V. The part of the annual results that remains after this addition to the reserves and after payment of dividends on Preference shares and Cumulative Preference shares is at the disposal of the General Meeting, which may declare dividends there from and/or add additional amounts to the reserves of ING Groep N.V. A proposal of the Executive Board with respect thereto is submitted to the General Meeting. The declaration and payment of dividends and the amount thereof is dependent upon the Company’s results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the Executive Board in determining the appropriate amount of reserves and there can be no assurance that the Company will declare and pay any dividends in the future.
Since the beginning of 2005 ING has a dividend policy of full cash dividends starting with the final dividend 2004. Following the introduction of IFRS-EU – which is expected to increase volatility in net result – ING intends to pay dividends in relation to the longer-term underlying development of result.
ING Groep N.V. made dividend payments of EUR 1 million, EUR 7 million and EUR 10 million on its Preference shares and declared dividends of EUR 3,600 million, EUR 2,999 million and EUR 2,681 million on its Ordinary shares, in 2008, 2007 and 2006, respectively. Both the final dividend 2007 and the interim dividend 2008 were fully paid in cash. ING announced in October, 2008 that it will not pay a final dividend in May 2009 over the year 2008. Since ING already paid an interim dividend of EUR 0.74 in August 2008, ING is required under its agreement with the Dutch State to pay in May 2009 the first short coupon on the Core Tier-1 Securities issued to the Dutch State in November 2008, subject to approval from De Nederlandsche Bank. The interim dividend for 2009, if any, will not automatically be half of the total dividend of 2008 now that dividends have been stopped. ING intends to continue to pay dividends in relation to underlying cash earnings, and to take a balanced approach to dividends in a careful and conservative manner in the next few years.
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
If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of bearer receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. Holders of bearer receipts may receive an equal nominal amount in Ordinary shares.
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
Since December 31, 2008, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in Item 18, “ Financial Statements” of this document.

Item 9. The offer and listing
Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on Euronext Amsterdam by NYSE Euronext, the principal trading market for the bearer receipts. The bearer receipts are also listed on the stock exchange of Euronext Brussels. In February 2009, ING Group voluntarily delisted from the Paris, Frankfurt and Swiss stock exchanges, See Item 4. “ Recent Developments”. ING Bank is one of the principal market makers for the bearer receipts on Euronext Amsterdam by NYSE Euronext.
Since June 13, 1997,ADSs, each representing one bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major Shareholders and Related Party Transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2008, there were 124,182,154 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 920 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2008, approximately 16% of the bearer receipts were held by Dutch investors, approximately 21% by investors in the U.K. and approximately 20% by investors in the United States and Canada (including as represented by ADSs).
The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2004 – February 28, 2009:

			Trading			Trading
			volume			volume
			in millions			in millions
	Euronext Amsterdam		of bearer	New York		of
	Stock Exchange (EUR)		receipts	Stock Exchange (USD)		ADS
Calendar period	High	Low		High	Low
2004	22.28	16.73	2,403.5	30.32	20.28	106.4
2005	29.75	20.99	2,131.7	35.40	26.94	113.2
2006	35.96	27.82	2,319.4	45.35	33.61	107.6

2007 First quarter	34.69	29.91	754.1	45.78	40.04	32.3
Second quarter	34.50	31.68	773.4	47.18	42.43	38.8
Third Quarter	33.23	28.94	862.1	45.67	38.49	50.5
Fourth quarter	32.45	24.38	877.3	45.94	36.41	56.1

2008 First quarter	26.21	20.17	1,407.6	39.24	28.57	118.0
Second quarter	25.81	20.25	930.2	40.67	31.54	73.6
Third quarter	24.19	14.35	1,275.5	34.92	19.94	100.0
Fourth quarter	18.00	5.21	1,291.5	25.45	6.37	144.7

2008 and 2009 September 2008	22.10	14.35	571.3	32.26	19.94	51.0
October 2008	18.00	5.65	720.3	25.49	6.57	74.6
November 2008	9.10	5.33	319.0	11.81	6.37	36.6
December 2008	7.83	5.45	252.2	11.10	7.06	33.5
January 2009	8.64	4.76	325.3	11.73	6.42	34.4
February 2009	6.74	3.44	313.8	8.80	4.44	37.3

Item 10. Additional information
Memorandum and Articles of Association
ING Groep N.V. is a holding company organized under the laws of the Netherlands. Our object and purpose, as set forth in Article 3 of our Articles of Association, is to participate in, manage, finance, furnish personal or real security for the obligations of and provide services to other enterprises and institutions of any kind, but in particular enterprises and institutions which are active in the field of insurance, lending, investment and/or other financial services, and to engage in any activity which may be related or conducive to the foregoing. ING Groep N.V. is registered as number 33231073 in the Company Registry of Amsterdam and our Articles of Association are available there.
Certain Powers of Directors
The Supervisory Board determines the compensation of the members of the Executive Board within the framework of the remuneration policy adopted by the General Meeting and the compensation of members of the Supervisory Board is determined by the General Meeting. Without prejudice to their voting rights they might have if they are a shareholder of ING Groep N.V., neither members of the Executive Board nor members of the Supervisory Board will vote on compensation for themselves or any other member of their body.
During their office, members of the Supervisory Board are not allowed to borrow from ING Groep N.V. or any of its subsidiaries. Loans that already exist upon appointment as a Supervisory Board member however, may be continued. Subsidiaries of ING Groep N.V. however, may in the normal course of their business and on terms that are customary in the sector, provide other banking and insurance services to Supervisory Board members. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. Members of the Executive Board are empowered to exercise all the powers of ING Groep N.V. to borrow money, subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.
Our Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 65. In recent years however, we have seen a practice for Executive Board members to retire at an earlier age depending on their individual circumstances.
Members of the Executive Board appointed in 2004 and later have been and will be appointed by the General Meeting for a term of four years and may be reappointed. Members of the Supervisory Board are appointed for a term of four years and may be re-appointed for two terms subject to the requirement in the charter of the Supervisory Board that Supervisory Board members retire from the Board in the year in which he or she turns 70. Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a majority resolution supported by more than one-third of the issued share capital.
Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.
Capital structure, shares
The authorised capital of ING Groep N.V. consists of Ordinary shares and cumulative preference shares. Currently, only Ordinary shares are issued, while a right to acquire up to 900 million cumulative preference shares has been granted to the ING Continuity Foundation (Stichting Continuiteit ING) pursuant to a call option issued by ING Groep N.V. The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issue of cumulative preference shares, the total amount of cumulative preference shares may not exceed one-third of the total issued share capital of ING Groep N.V. The purpose of the cumulative preference shares is to protect the independence, the continuity and the identity of the company against the acquisition of control by third parties, including hostile takeovers, while the Ordinary shares are used solely for funding purposes. These shares, which are all registered shares, are not listed on a stock exchange.
Description of Shares
A description of our securities, and other information with respect to shareholders, annual meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7 - Major Shareholders and Related Party Transactions”.

Material contracts
There have been no material contracts (outside the ordinary course of business, such as intercompany financing) to which ING Groep N.V. is a party in the last two years, except for the Core Tier 1 Securities transaction and the Illiquid Assets Back-up Facility term sheet which ING Groep N.V. concluded with the Dutch State, as further described in “Item 4. “Information on the Company - Corporate Governance — Transactions with the Dutch State” and as announced by ING Groep N.V. in its press releases dated October 19, 2008 and January 26, 2009 respectively.
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
Restrictions on voting
The ADSs represent interests in the bearer receipts of the Trust, which holds the Ordinary shares for which such bearer receipts are issued. See “Item 7. Major Shareholders and Related Party Transactions”. The Trust is the holder of all Ordinary shares underlying the bearer receipts. Only holders of shares (including the Trust) may vote at General Meetings.
Holders of bearer receipts are entitled to attend and speak at General Meetings of the Company; however holders of bearer receipts (including the Depositary on behalf of the holders of ADSs) as such are not entitled to vote at such meetings. However, as set out in “Item 7. Major Shareholders and Related Party Transactions”, the Trust will grant a proxy to the effect that such holder of bearer receipts may, in the name of the Trust, exercise the voting rights attached to a number of its Ordinary shares that corresponds to the number of bearer receipts held by him. On the basis of such a proxy the holder of bearer receipts may vote according to its own discretion.
Holders of bearer receipts may surrender the bearer receipts in exchange for Ordinary shares. The Trust charges a fee for exchanging bearer receipts for Ordinary shares. Such fee, in each case, is a minimum of EUR 25.00, but varies based on the number of bearer receipts so exchanged.
Obligations of shareholders to disclose holdings
Section 5.3 of the Dutch Financial Supervision Act (the “Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%. With respect to ING Groep N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of bearer receipts, Ordinary shares, ADSs, Preference shares, options or warrants, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.
The notification will be recorded in the register which is held by the Authority for the Financial Markets for that purpose, which register is available for public inspection.

Noncompliance with the obligations of the Major Holdings Rules can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s Ordinary shares.
Frequency, notice and agenda of General Meetings
General Meetings are normally held each year in April or May, to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on the distribution of dividends or other distributions, the appointment and/or reappointment of members of the Executive Board and Supervisory Board (if any), other items requiring shareholder approval under Dutch law, and any other matters proposed by the Supervisory Board, the Executive Board or shareholders or holders of depositary receipts in accordance with ING Group’s Articles of Association.
Meetings are convened by public notice. As of the date of convening a General Meeting, all information relevant for shareholders and holders of depositary receipts, is made available to them on ING Group’s website (www.ing.com) and at ING Group’s head office, mentioned in the notice.
This information includes the notice to the General Meeting, the agenda, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy vote), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals such as amendments to ING Group’s Articles of Association normally are not included in the notice but are made available separately on ING Group’s website and at ING Group’s head office.
Proposals by shareholders/holders of depositary receipts
In view of the size and market value of ING Groep N.V., proposals to put items on the General Meeting agenda can be made by shareholders and holders of depositary receipts representing a joint total of 1 per mille of the share capital or representing together, on the basis of the stock prices on NYSE Euronext Amsterdam, a share value of at least EUR 50 million. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 50 days before the date of the meeting. Properly submitted proposals will be included on the agenda for the General Meeting, unless the Supervisory Board and the Executive Board consider there to be compelling reasons in the interest of ING Groep N.V. to exclude them from the agenda.
Record date
It is standard practice with ING Group to set a record date for attending a General Meeting and voting on the proposals in that General Meeting. Shareholders and depositary receipt holders who hold shares and/or depositary receipts at the record date are entitled to attend the General Meeting and to exercise other rights related to the General Meeting in question on the basis of their holding at the record date, notwithstanding a subsequent sale or purchase of shares or depositary receipts. The record date is published in the notice to the General Meeting.
Attending General Meetings
For logistical reasons, attendance at a General Meeting by shareholders and depositary receipt holders, either in person or by proxy, is subject to the requirement that ING Group be notified in advance. Instructions to that effect are included in the notice to the General Meeting.
Shareholders and depositary receipt holders who do not attend the General Meeting, may nevertheless follow the course of affairs in the meeting by internet webcast.
Voting rights
Each Ordinary share entitles the holder to cast a vote at the General Meeting. The Articles of Association do not restrict the voting rights on any class of shares of ING Group. ING Group is not aware of any contract under which voting rights on any class of its shares are restricted. By Dutch law, voting rights are proportional to the nominal value of the shares. In other words, each Ordinary share (nominal value: EUR 0.24) gives the right to one vote.
On the basis of the closing price of the shares on December 31, 2008, the ratio of market price to voting rights on depositary receipts for Ordinary shares was EUR 7.33 : 1.

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
Share issues have to be approved by the General Meeting, which may also delegate its authority.
Each year, the General Meeting has been asked to delegate authority to the Executive Board to issue new shares. The powers thus delegated to the Executive Board are limited:
-	in time: powers are delegated for a period of 18 months;

-	to specific types of shares: only Ordinary shares may be issued;

-	by number: Ordinary shares may be issued up to a maximum of 10% of the issued capital, or 20% in the event of a merger or takeover;

-	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.
Approval by the General Meeting would be required for any share issues exceeding these limits.
Shareholders’ structure
See “Item 7. Major Shareholders and Related Party Transactions” for a description of the Bearer receipts held by ING Groep N.V. and for details of investors who have reported their interest in ING Group pursuant to the Financial Supervision Act (or the predecessor of this legislation).
Under the terms of the Dutch Financial Supervision Act, declarations of no objection from the Dutch Minister of Finance are to be obtained by anyone wishing to obtain or hold a participating interest of at least 10% respectively in ING Groep N.V. or to exercise control to this extent via a participating interest in ING Groep N.V. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Groep N.V. are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Groep N.V. ING Groep N.V. is not aware of investors with an interest of 10% or more in ING Groep N.V.
TAXATION
The following is a summary of certain Netherlands tax consequences, and the United States federal income tax consequences, of the ownership of bearer receipts or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below). For purposes of this summary a “U.S. Shareholder” is a beneficial owner of bearer receipts or ADSs that is:
•	an individual citizen or resident of the United States,

•	a corporation organized under the laws of the United States or of any state of the United States,

•	an estate, the income of which is subject to United States federal income tax without regard to its source ; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
The summary is a general description of the present Netherlands and United States federal income tax laws and practices as well as the relevant provisions of the present double taxation treaty between the Netherlands and the United States (the “Treaty”). The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of any particular investors (such as tax-exempt organizations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V. or investors that hold bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction), some of which may be subject to special rules. Moreover, if the holder of bearer receipts or ADSs:
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
Both the European Free Trade Association Court of Justice as well as the European Court of Justice (ECJ) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it could be in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are treated still less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. Furthermore, subject to certain conditions, a legal entity resident in the Netherlands that is not subject to Dutch corporate income tax is entitled to a refund of the Dutch dividend withholding tax withheld. In addition, subject to certain conditions as well, a legal entity resident in a member state of the European Union, that is not subject to a result based tax in that member state, and, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, is also entitled to a refund of the Dutch dividend withholding tax withheld. Such legal entities that are not a resident of the Netherlands or the European Union, are not entitled to a refund of Dutch dividend withholding tax. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).
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
UNITED STATES TAXATION
Taxes on income
Subject to the passive foreign investment company rules discussed below, for United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust in the case of bearer receipts, or the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and results as defined for United States federal income tax purposes. For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. If you are a non corporate U.S. Shareholder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the bearer receipts or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the bearer receipts or ADSs generally will be qualified dividend income. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the bearer receipts or ADSs and thereafter as capital gain.
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

Taxes on capital gains
Subject to the passive foreign investment company rules discussed below, gain or loss on a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States federal income tax purposes. If such U.S. Shareholder has held the bearer receipts or ADSs for more than one year, such gain or loss will generally be long term capital gain or loss. Long term capital gain of a non-corporate U.S. Shareholder that is recognized in a taxable year beginning before January 1, 2011 will generally be subject to a maximum tax rate of 15%. In general, gain or loss from a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will be treated as United States source income or loss for United States foreign tax credit limitation purposes.
Passive foreign investment company
ING Groep N.V. believes it is not a passive foreign investment company (a “PFIC”) for United States federal income tax purposes. This is a factual determination that must be made annually and thus may change.
If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder makes an effective election to be taxed annually on a mark-to-market basis with respect to the bearer receipts or ADSs, any gain from the sale or disposition of bearer receipts or ADSs by a U.S. Shareholder would be allocated rateably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as distributions in a single taxable year exceeding 125% of the average annual distribution made by ING Groep N.V. over the shorter of the holder’s holding period or the three preceding years.
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
Item 15. Controls and Procedures
On February 10, 2009, an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 10, 2009.
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
Our internal control over financial reporting includes those policies and procedures that:
-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ING;

-	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

-	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on management’s assessment and those criteria, management concluded that the company’s internal control over financial reporting is effective as of December 31, 2008.
Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.
We have audited ING Groep N.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2008 and 2007, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2008 and our report dated March 16, 2009 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 16, 2009
Ernst & Young Accountants LLP

Item 16A. Audit Committee Financial Expert
ING Group’s Supervisory Board has determined that ING Group has five audit committee financial experts serving on its Audit Committee. These five audit committee financial experts are Messrs. Kok, Hoogendoorn, Elverding, Van der Lugt and Tai. All have gathered their experience by serving as executive officers and on the Boards of international conglomerates. Mr. Kok serving as Minister of Finance and Prime Minister of the Netherlands, Mr. Hoogendoorn serving as the CEO of the Board of Directors of Deloitte Touche Tohmatsu, Mr. Elverding serving as chairman of the Managing Board of Directors of Royal DSM and vice-chairman of the Supervisory Board of De Nederlandsche Bank, Mr. Van der Lugt serving as CEO of ING Group and Mr. Tai serving as managing director of the Investment Banking Division of JP Morgan. All audit committee financial experts are independent in accordance with the relevant Sarbanes-Oxley regulations, however Mr. Hoogendoorn does not meet the independence criteria for Supervisory Board members as set out in the Tabaksblat Code.
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
Item 16C. Principal Accountant Fees and Services (Ernst & Young )
As at December 31, 2008, Ernst & Young Accountants (Ernst & Young) was the appointed auditor of ING. Ernst & Young was responsible for auditing the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V. The external auditor, Ernst & Young, attended the meetings of the Audit Committee.
At the annual General Meeting on April 22, 2008, Ernst & Young was appointed to audit the financial statements of ING Group for the financial years 2008 to 2011 inclusive, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting as of December 31, 2007.
ING had two auditors, Ernst & Young and KPMG, since 1991, Ernst & Young for ING Group and ING Insurance and KPMG for ING Bank. It was reported in 2007 that the preference was for one auditor, for more efficient, faster operation, probably also at lower cost. The Audit Committee led an extensive selection procedure in 2007. Both audit firms made comprehensive proposals which were discussed at two meetings of the Audit Committee and in various internal meetings with senior management and directors of ING. Based on this, the Supervisory Board decided to propose Ernst & Young with effect from 2008.

After a maximum period of five years of performing the financial audit of ING Group, ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firm and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the respective external audit firm. The Audit Committee provides recommendations to the Supervisory Board regarding these replacements, among others, based on an annual evaluation of the provided services. In line with this requirement, the lead audit partner of Ernst & Young has been succeeded after the year-end audit 2006. The rotation of other partners involved with the audit of the financial statements of ING, are subject to applicable independence legislation.
The external auditor may be questioned at the annual General Meeting in relation to their audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting.
Ernst & Young may only provide audit and non audit services to ING Group and its subsidiaries with the permission of the Audit Committee. The Audit Committee has generally pre-approved certain types of audit, audit-related, tax and non-audit services to be provided by Ernst & Young on an annual basis. Services that have not been generally pre-approved by the Audit Committee should not be provided by the external auditor or should be specifically pre-approved by the Audit Committee after recommendation of local management.

The Audit Committee also sets the maximum annual amount that may be spent for pre-approved services. Throughout the year Ernst & Young and ING monitor the amounts paid versus the pre-approved amounts. The external auditor provides the Audit Committee with a full overview of all services provided to ING, including related fees, supported by sufficiently detailed information. This overview is periodically evaluated by the Audit Committee during the year.
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
All other fees
Fees disclosed in Note 45 of Note 2.1 to the consolidated financial statements under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services.
More details on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www. ing.com).
Reference is made to Note 45 of Note 2.1 to the consolidated financial statements on page F-93 for audit, audit-related, tax and all other fees paid to the external auditors in 2007 and 2008.

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

					Maximum
				Purchased as part of	number of Shares
		Number	Average	Publicly Announced	that may be
		x 1000	price in Euros	Plans or Programs1)	purchased
Purchases
January	1/1/08 – 1/31/08	31,151	23.51	31,053
February	2/1/08 – 2/28/08	11,995	21.29	11,960
March	3/1/08 – 31/3/08	22,389	21.57	21,170
April	4/1/08 – 30/4/08	17,943	24.60	17,678
May	5/1/08 – 5/31/08	10,918	24.99	10,576
June	6/1/08 – 6/30/08	3,173	22.52
July	7/1/08 – 7/31/08	25	19.71
August	8/1/08 – 8/31/08	65	21.62
September	9/1/08 – 9/30/08	3,026	15.13
October	10/1/08 – 10/31/08	4,764	15.83
November	11/1/08 – 11/30/08
December	12/1/08 – 12/31/08

Total 2)		105,449	22.56	92,437

January	1/1/07 – 1/31/07	840	33.85
February	2/1/07 – 2/28/07	598	34.15
March	3/1/07 – 31/3/07	17,060	30.69
April	4/1/07 – 30/4/07	747	32.51
May	5/1/07 – 5/31/07	776	33.13
June	6/1/07 – 6/30/07	20,902	32.85	20,432
July	7/1/07 – 7/31/07	12,185	32.51	11,933
August	8/1/07 – 8/31/07	6,637	29.89	6,396
September	9/1/07 – 9/30/07	13,882	29.99	13,611
October	10/1/07 – 10/31/07	13,634	31.29	13,145
November	11/1/07 – 11/30/07	15,277	28.31	15,217
December	12/1/07 – 12/31/07	10,046	26.62	9,989

Total 2)		112,584	30.33	90,723

(1)	In May 2007, ING announced a plan to adopt a share buyback program approved for a total of EUR five (5) billion over a period of approximately 12 months starting from June 2007. The share buyback program was completed in May 2008.

(2	This table excludes market-making and related hedging purchases by ING Group. The table also (i) excludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group, and (ii) includes share purchases under ING Group’s delta hedging activities in respect of its employee option plans.
Item 16G. Corporate Governance
ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:
ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a Naamloze Vennootschap (public limited liability company) has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general, Executive Board members are employees of the company while members of the Supervisory Board are often former state or business leaders and sometimes former members of the Executive Board. Members of the Executive Board and other officers and employees cannot simultaneously be a member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Executive Board. Under the Tabaksblat Code, all members of the Supervisory Board with the exception of not more than one person, must be independent. The present members of ING Group’s Supervisory Board with the exception of one member, are independent within the meaning of the Tabaksblat Code. The definitions of independence under the Tabaksblat

Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Corporate Governance Committee, Remuneration Committee and Nomination Committee of ING Group are comprised of members of the Supervisory Board.
In contrast to the Sarbanes-Oxley Act of 2002, the Tabaksblat Code contains an ‘apply-or-explain’ principle, offering the possibility to deviate from the Code as long as any such deviations are explained. To the extent that such deviations are approved by the general meeting, the company is deemed to be in full compliance with the Code.
Dutch law requires that the company’s external auditors be appointed at the general meeting and not by the Audit Committee.
The ING Group’s Articles of Association provide that there are no quorum requirements to hold a General Meeting, although certain shareholder actions and certain resolutions may require a quorum.
The shareholder approval requirements for equity compensation plans under Dutch law and the Tabaksblat Code differ from those applicable to US companies which are subject to the NYSE’s listing standards. Under Dutch company law and the Tabaksblat Code, shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.
PART III.
Item 18. Financial Statements
See pages F-1 to F-195 and the Schedules on F-206 to F-209
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated October 8, 2008

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated October 8, 2008

Exhibit 2.1	Subordinated Indenture, dated July 18, 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 12, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated September 26, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-k filed on September 23, 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated December 8, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-k filed on December 7, 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated June 13, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 12, 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated October 4, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on October 3, 2007)

Exhibit 2.9	Eigth Supplemental Indenture, dated June 17, 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 17, 2008)

Exhibit 2.10	Terms and conditions of the Core Tier 1 Securities Ranking Pari Passu with Ordinary Shares

Exhibit 2.11	Term Sheet regarding Core Tier-1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on February 4, 2009)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

Exhibit 15.2	Consent of KPMG Accountants

Exhibit 15.3	Consent of Ernst & Young Reviseurs d’Entrerprises SCCRL

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ING Groep N.V. (Registrant)

By:	/s/J.C.R. Hele
Name:	John Hele
Title:	Chief Financial Officer
Date: March 16, 2009

ADDITIONAL INFORMATION
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2008, 2007 and 2006 is set forth under IFRS-EU. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented below.

	Year Ended December 31,
	2008	2007	2006
Return on equity of the banking operations	1.8%	16.7%	19.4%
Return on equity of ING Group	(2.1)%	24.2%	23.5%
Dividend pay-out ratio of ING Group	n.a.	34.3%	37.0%
Return on assets of ING Group	(0.1)%	0.7%	0.6%
Equity to assets of ING Group	1.3%	2.8%	3.1%
Net interest margin of the banking operations	1.1%	0.9%	1.1%
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

ASSETS

	Interest-earning assets
	2008			2007			2006
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	22,685	895	3.9	25,730	960	3.7	13,138	522	4.0
foreign	40,557	1,764	4.3	61,531	2,381	3.9	51,553	1,799	3.5
Loans and advances
domestic	309,956	12,926	4.2	270,149	11,290	4.2	243,306	9,566	3.9
foreign	339,812	17,577	5.2	296,055	17,044	5.8	273,383	13,520	4.9
Interest-earning securities(1)
domestic	30,398	1,234	4.1	34,993	1,295	3.7	38,310	1,248	3.3
foreign	158,844	8,747	5.5	173,248	8,660	5.0	185,411	8,003	4.3
Other interest-earning assets
domestic	13,713	547	4.0	8,208	514	6.3	5,910	165	2.8
foreign	14,844	540	3.6	11,520	517	4.5	9,743	333	3.4

Total	930,809	44,230	4.8	881,434	42,661	4.8	820,754	35,156	4.3
Non-interest earning assets	73,994			57,980			51,317

Derivatives assets	49,042			33,025			27,212

Total assets(1)	1,053,845			972,439			899,283

Percentage of assets applicable to foreign operations	59.7%				61.1%			63.6%
Interest income on derivatives		53,037			33,622			23,521
other		933			576			585

Total interest income		98,200			76,858			59,262

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2008			2007			2006
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	49,198	2,020	4.1	40,487	1,801	4.4	46,930	1,979	4.2
foreign	43,046	2,176	5.1	37,583	1,991	5.3	34,368	1,255	3.7
Demand deposits(5)
domestic	115,827	1,574	1.4	106,597	1,682	1.6	92,488	1,293	1.4
foreign	46,832	766	1.6	40,173	1,060	2.6	32,533	692	2.1
Time deposits(5)
domestic	35,048	1,449	4.1	28,535	1,388	4.9	27,983	1,168	4.2
foreign	33,303	1,671	5.0	35,281	1,338	3.8	31,160	1,205	3.9
Savings deposits(5)
domestic	57,537	1,630	2.8	63,109	1,475	2.3	66,845	1,562	2.3
foreign	229,149	9,070	3.9	228,030	8,603	3.8	228,656	7,682	3.4
Short term debt
domestic	11,511	558	4.8	5,557	285	5.1	4,133	165	4.0
foreign	40,760	1,927	4.7	46,548	2,685	5.8	35,605	1,768	5.0
Long term debt
domestic	20,379	1,110	5.4	12,903	813	6.3	14,050	798	5.7
foreign	23,325	1,277	5.5	21,155	1,063	5.0	40,291	1,532	3.8
Subordinated liabilities
domestic	20,238	1,124	5.6	18,938	1,079	5.7	18,713	1,023	5.5
foreign	1,293	61	4.7	1,574	82	5.2	2,229	119	5.3
Other interest-bearing liabilities
domestic	92,042	3,174	3.4	77,426	3,220	4.2	46,096	1,260	2.7
foreign	100,179	3,527	3.5	90,157	5,131	5.7	72,665	2,471	3.4

Total	919,667	33,114	3.6	854,053	33,696	3.9	794,745	25,972	3.3
Non-interest bearing liabilities	63,236			64,649			57,099
Derivatives liabilities	48,243			30,591			25,706
Total Liabilities	1,031,146			949,293			877,550
Group Capital	22,699			23,146			21,733

Total liabilities and capital	1,053,845			972,439			899,283

Percentage of liabilities applicable to foreign operations	57.0%				59.2%			61.4%
Other interest expense:
interest expenses on derivatives		52,790			33,298			23,243
other		1,211			828			712

Total interest expense		87,115			67,822			49,927

Total net interest result		11,085			9,037			9,335

(5)	These captions do not include deposits from banks.

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

	2008 over 2007			2007 over 2006
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	(114)	49	(65)	500	(62)	438
foreign	(812)	195	(617)	348	234	582
Loans and advances
domestic	1,664	(28)	1,636	1,055	669	1,724
foreign	2,519	(1,986)	533	1,121	2,403	3,524
Interest-earning securities
Domestic	(170)	109	(61)	(108)	155	47
foreign	(720)	807	87	(525)	1,182	657
Other interest-earning assets
domestic	345	(312)	33	64	285	349
foreign	149	(126)	23	61	123	184
Interest income
domestic	1,725	(182)	1,543	1,511	1,047	2,558
foreign	1,136	(1,110)	26	1,005	3,942	4,947

Total	2,861	(1,292)	1,569	2,516	4,989	7,505

Other interest income			19,773			10,092

Total interest income			21,342			17,597

	2008 over 2007			2007 over 2006
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	388	(169)	219	(272)	94	(178)
foreign	289	(104)	185	117	619	736
Demand deposits
domestic	146	(254)	(108)	197	192	389
foreign	176	(470)	(294)	163	205	368
Time deposits
domestic	317	(256)	61	23	197	220
foreign	(75)	408	333	159	(26)	133
Savings deposits
domestic	(130)	285	155	(87)		(87)
foreign	42	425	467	(21)	942	921
Short term debt
domestic	305	(32)	273	57	63	120
foreign	(334)	(424)	(758)	543	374	917
Long term debt
domestic	471	(174)	297	(65)	80	15
foreign	109	105	214	(728)	259	(469)
Subordinated liabilities
domestic	74	(29)	45	12	44	56
foreign	(15)	(6)	(21)	(35)	(2)	(37)
Other interest-bearing liabilities
domestic	608	(654)	(46)	856	1,103	1,959
foreign	570	(2,174)	(1,604)	595	2,065	2,660
Interest expense
domestic	2,179	(1,283)	896	721	1,773	2,494
foreign	762	(2,240)	(1,478)	793	4,436	5,229

Total	2,941	(3,523)	(582)	1,514	6,209	7,723

Other interest expense			19,875			10,171

Total interest expense			19,293			17,894

Net interest
domestic	(454)	1,101	647	790	(727)	63
Foreign	374	1,130	1,504	211	(494)	(282)

Net interest	(80)	2,231	2,151	1001	(1,221)	(219)

Other net interest result			102			(79)

Net interest result			2,049			(298)

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS
The following table shows the balance sheet value under IFRS-EU of the investments of the Group’s banking operations.

	Year ended December 31
	2008	2007	2006
	(EUR millions)
Debt securities available for sale
Dutch government	6,726	4,741	6,106
German government	5,789	5,960	8,076
Central banks	219	331	213
Belgian government	8,198	11,017	14,225
Other governments	29,435	26,090	27,959
Corporate debt securities
Banks and financial institutions	37,486	36,860	26,791
Other corporate debt securities	1,417	2,145	9,900
U.S. Treasury and other U.S. Government agencies	56	163	322
Other debt securities	42,176	52,699	57,941

Total debt securities available for sale	131,502	140,006	151,533

Debt securities held to maturity
Dutch government
German government	787	789	790
Other governments	819	969	564
Banks and financial institutions	12,929	14,249	13,970
Other corporate debt securities	39	39	40
U.S. Treasury and other U.S. Government agencies	36	102	233
Other debt securities	830	605	2,063

Total debt securities held to maturity	15,440	16,753	17,660

Shares and convertible debentures	1,863	3,626	1,898
Land and buildings (1)	4,331	4,997	5,005

Total	153,136	165,382	176,096

(1)	Including commuted ground rents
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
The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 33% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities available for sale
Dutch government	3,022		2,975		729
German government	1,013		3,052		1,724
Belgian government	674		5,208		2,238
Central banks	219
Other governments	3,115		14,280		9,320
Banks and financial institutions	9,236		18,509		8,137
Corporate debt securities	607		566		219
U.S. Treasury and other U.S. Government agencies	1		55
Other debt securities	1,419		11,870		6,726

Total debt securities available for sale	19,306	3.7	56,515	4.6	29,093	4.2

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities available for sale
Dutch government			6,726
German government			5,789
Belgian government	78		8,198
Central banks			219
Other governments	2,720		29,435
Banks and financial institutions	1,604		37,486
Corporate debt securities	25		1,417
U.S. Treasury and other U.S. Government agencies			56
Other debt securities	22,161		42,176

Total debt securities available for sale	26,588	4.0	131,502

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities held to maturity
Dutch government
German government	200		587
Belgian government
Central banks
Other governments	116		653		50
Banks and financial institutions	963		9,256		2,610
Corporate debt securities			39
U.S. Treasury and other U.S. Government agencies	36
Other debt securities	7		223		234

Total debt securities held to maturity	1,322	3.9	10,758	3.9	2,894	3.9

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities held to maturity
Dutch government
German government			787
Belgian government
Central banks
Other governments			819
Banks and financial institutions	100		12,929
Corporate debt securities			39
U.S. Treasury and other U.S. Government agencies			36
Other debt securities	366		830

Total debt securities held to maturity	466	3.0	15,440

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.
On December 31, 2008, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2008
	Book value	Market value
	(EUR millions)
Dutch government	6,726	6,726
Belgian government	8,198	8,198
German government	6,576	6,693

LOAN PORTFOLIO
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables. The following table sets forth the gross loans and advances to banks and customers as of December 31, 2008, 2007, 2006, 2005 and 2004 under IFRS-EU.
IFRS-EU

	Year ended December 31
	2008	2007	2006	2005	2004
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	16,288	14,679	16,450	13,907	7,296
Loans secured by mortgages	158,861	141,314	120,753	111,257	103,594
Loans to or guaranteed by credit institutions	15,528	16,347	6,747	4,573	7,323
Other private lending	7,158	6,975	6,484	9,943	6,420
Other corporate lending	126,773	105,114	89,999	80,540	35,897

Total domestic offices	324,608	284,429	240,433	220,220	160,530

By foreign offices:
Loans guaranteed by public authorities	10,099	8,961	9,503	17,535	17,118
Loans secured by mortgages	145,090	132,614	87,457	69,855	53,156
Loans to or guaranteed by credit institutions	25,810	31,929	32,072	23,721	26,471
Other private lending	20,389	17,784	16,422	15,200	8,474
Other corporate lending	118,958	100,601	89,547	84,355	88,639

Total foreign offices	320,346	291,889	235,001	210,666	193,858

Total gross loans and advances to banks and customers	644,954	576,318	475,434	430,886	354,388

Maturities and sensitivity of loans to changes in interest rates
The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2008.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	4,478	1,312	10,498	16,288
Loans secured by mortgages	10,492	16,410	131,959	158,861
Loans guaranteed by credit institutions	13,984	1,405	139	15,528
Other private lending	5,157	533	1,468	7,158
Other corporate lending	102,795	15,398	8,578	126,771

Total domestic offices	136,906	35,058	152,642	324,606

By foreign offices:
Loans guaranteed by public authorities	3,805	2,835	3,459	10,099
Loans secured by mortgages	13,217	24,969	106,904	145,090
Loans guaranteed by credit institutions	19,820	4,548	1,442	25,810
Other private lending	12,244	3,602	4,543	20,389
Other corporate lending	42,527	44,183	32,250	118,960

Total foreign offices	91,613	80,137	148,598	320,348

Total gross loans and advances to banks and customers	228,519	115,195	301,240	644,954

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2008.

	1 year or	Over 1
	less	year	Total
	(EUR millions)
Non-interest earning	4,343	408	4,751
Fixed interest rate	74,449	125,089	199,538
Semi-fixed interest rate(1)	5,392	173,348	178,740
Variable interest rate	144,335	117,590	261,925

Total	228,519	416,435	644,954

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”
Loan concentration
The following industry concentrations were in excess of 10% of total loans as of December 31, 2008:

Total outstanding
Financial institutions	30.9%
Private individuals	34.4%
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
The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 under IFRS-EU.

	Year ended December 31
	2008	2007	2006	2005	2004
IFRS-EU	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	2,799	1,159	1,317	1,664	577
Foreign	2,634	1,892	2,426	2,112	510

Total loans past due 90 days and still accruing interest	5,433	3,051	3,743	3,776	1,087

Non-accrual
Domestic					1,143
Foreign					2,284

Total non-accruals					3,427

Total loans past due 90 days and still accruing interest and non-accrual loans	5,433	3,051	3,743	3,776	4,514

As of December 31, 2008, EUR 5,433 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 7,489 million as of December 31, 2008.
Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.
The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2008, 2007, 2006, 2005 and 2004 under IFRS-EU.

	Year ended December 31
IFRS-EU	2008	2007	2006	2005	2004
	(EUR millions)
Troubled debt restructurings:
Domestic	51	45	163	495	197
Foreign	354	47	199	582	651

Total troubled debt restructurings	405	92	362	1,077	848

Interest Income on Troubled Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2008 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2008.

	Year ended December 31, 2008
	(EUR millions)
	Domestic	Foreign
	Offices	Offices	Total
Interest income that would have been recognized under the original contractual terms	4		4
Interest income recognized in the profit and loss account	2		2
Potential Problem Loans
Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 4,439 million as of December 31, 2008. Of this total, EUR 3,132 million relates to domestic loans and EUR 1,307 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.
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
Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2008, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.
The following tables analyze cross-border outstandings as of the end of December 31, 2008, 2007 and 2006 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended December 31, 2008
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	143	12,228	29,094	1,159	42,624	4,698
United States	83	3,065	12,170	15,427	30,745	10,787
France	7,636	10,396	6,137	2,449	26,617	1,964
Germany	5,671	6,338	4,298	3,327	19,634	7,882
Italy	8,974	5,082	3,625	1,019	18,701	1,534
Spain	2,573	7,940	5,967	96	16,576	3,134
Belgium	1,987	7,163	7,851	2,277	19,278	17,161

	Year ended December 31, 2007
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	144	27,501	44,621	1,403	73,669	6,018
United States	33	4,035	26,821	14,852	45,741	13,050
France	5,777	17,811	6,864	4,474	34,926	2,295
Germany	4,839	10,361	4,499	4,428	24,127	9,500
Italy	10,381	4,642	4,378	1,117	20,518	1,318
Spain	2,375	7,749	6,183	685	16,992	2,139
Belgium	2,638	5,782	3,607	1,683	13,710	14,999

	Year ended December 31, 2006
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	60	29,787	51,344	2,437	83,628	9,840
United States	114	7,241	33,388	4,102	44,845	11,353

	Year ended December 31, 2006
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
France	4,831	12,012	5,658	3,491	25,992	2,776
Germany	6,855	10,233	4,244	1,906	23,238	7,898
Italy	11,819	4,011	5,704	1,118	22,652	1,445
Spain	2,494	7,766	8,194	923	19,377	2,071
There were no cross-border outstandings between 0.75% and 1% of total assets, at year-end 2008 and 2007. On December 31, 2006, Ireland and Belgium had EUR 10,049 million and EUR 9,523 million, respectively, of cross-border outstandings between 0.75% and 1% of total assets.
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
The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2008, 2007, 2006, 2005 and 2004 under IFRS-EU.

	Calendar period
IFRS-EU	2008	2007	2006	2005	2004
	(EUR millions)
Balance on January 1	2,001	2,642	3,313	4,262	4,671
Implementation IAS 32 and IAS 39 (1)				(398)
Change in the composition of the Group	1	98	(101)	(4)	(38)
Charge-offs:
Domestic:
Loans guaranteed by public authorities					(1)
Loans secured by mortgages	(34)	(22)	(32)	(8)	(3)
Loans to or guaranteed by credit institutions	(36)	(11)	(11)	(12)	(22)
Other private lending	(126)	(115)	(108)	(107)	(57)
Other corporate lending	(133)	(189)	(136)	(164)	(156)
Foreign:
Loans guaranteed by public authorities	(16)	(25)		(9)	(13)
Loans secured by mortgages	(6)	(11)	(26)	(23)	(31)
Loans to or guaranteed by credit institutions		(2)	(5)	(4)	20
Other private lending	(114)	(104)	(70)	(78)	(57)
Other corporate lending	(263)	(473)	(303)	(437)	(589)

Total charge-offs	(728)	(952)	(691)	(842)	(909)

Recoveries:
Domestic:
Loans guaranteed by public authorities					6
Loans secured by mortgages					3
Loans to or guaranteed by credit institutions		2	4
Other private lending	36	3	11	6
Other corporate lending			1
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages		1			(1)
Loans to or guaranteed by credit institutions					23
Other private lending	27	30	49	39	11
Other corporate lending	27	23	21	16	42

Total recoveries	90	59	86	61	84

Net charge-offs	(638)	(893)	(605)	(781)	(825)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	1,247	154	35	234	454

	Calendar period
IFRS-EU	2008	2007	2006	2005	2004
	(EUR millions)
Balance on December 31	2,611	2,001	2,642	3,313	4,262

Ratio of net charge-offs to average loans and advances to banks and customers	0.10%	0.16%	0.12%	0.17%	0.24%

(1)	Consists of release of unallocated provision for loan losses of EUR (592) million and reclassification from other assets for provision for interest on impaired loans of EUR 194 million.
Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2008, 2007, 2006, 2005 and 2004 under IFRS-EU.

	Year ended December 31
	2008		2007		2006		2005		2004
	EUR	%(1)	EUR	%(1)	EUR	%(1)			EUR	%(1)
IFRS-EU	(EUR millions)
Domestic:
Loans guaranteed by public authorities		2.54		2.56		3.46	1	3.23	1	2.06
Loans secured by mortgages	167	24.76	96	24.62	96	25.40	93	25.82	198	29.23
Loans to or guaranteed by credit institutions	68	2.42	11	2.85		1.42		1.06		2.07
Other private lending	120	1.12	181	1.21	357	1.36	230	2.31	181	1.81
Other corporate lending	474	19.24	377	17.91	280	18.93	594	18.69	692	10.13

Total domestic	829	50.08	665	49.15	733	50.57	918	51.11	1,072	45.30
Foreign:
Loans guaranteed by public authorities	2	1.57	1	1.56	2	2.00	2	4.07	36	4.83
Loans secured by mortgages	425	22.61	203	23.10	177	18.40	273	16.20	213	15.00
Loans to or guaranteed by credit institutions	17	4.02	3	5.56	6	6.75	13	5.51	23	7.47
Other private lending	533	3.18	374	3.10	408	3.45	408	3.53	344	2.39
Other corporate lending	805	18.54	755	17.53	1,316	18.83	1,699	19.58	2,574	25.01

Total foreign	1,782	49.92	1,336	50.85	1,909	49.43	2,395	48.89	3,190	54.70

Total	2,611	100.00	2,001	100.00	2,642	100.00	3,313	100.00	4,262	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.
DEPOSITS
The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 2.3% to EUR 681,766 million for 2008, compared to 2007. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds.
Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets.
Certificates of deposit represent 44% of the category ‘Debt securities’ (31% at the end of 2007). These instruments are issued as part of liquidity management with maturities generally of less than three months.

The following table includes the average deposit balance by category of deposit and the related average rate.

	2008		2007		2006
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand —non-interest bearing	9,797		4,278		2,404
—interest bearing	11,821	3.8	20,909	5.3	16,118	4.5
Time	49,147	3.7	58,601	3.1	31,896	4.3
Other	12,213	3.6	1,900	4.1	1,474	4.0

Total domestic offices	82,978		85,688		51,892
In foreign offices:
Demand —non-interest bearing	3,374		2,149		1,556
—interest bearing	12,175	3.9	7,295	5.8	4,184	3.2
Time	40,425	5.1	35,679	5.3	33,802	3.4
Other	31,121	4.8	31,975	4.7	31,520	4.5

Total foreign offices	87,095		77,098		71,062

Total deposits by banks	170,073		162,786		122,954

Customer accounts
In domestic offices:
Demand —non-interest bearing	15,041		16,702		15,804
—interest bearing	108,589	1.7	100,618	2.1	86,748	1.8
Savings	57,475	2.8	63,001	2.3	66,765	2.3
Time	34,856	4.1	35,767	3.9	20,062	4.6
Other	7,202	3.6	1,578	4.8	1,809	4.5

Total domestic offices	223,163		217,666		191,188
In foreign offices:
Demand —non-interest bearing	4,581		4,887		4,401
—interest bearing	52,089	2.8	41,519	3.5	33,403	2.3
Savings	229,149	3.9	228,030	3.8	228,636	3.4
Time	33,018	5.0	34,987	3.8	28,149	3.9
Other	2,486	4.9	4,672	3.6	9,673	1.4

Total foreign offices	321,323		314,095		304,262

Total customers accounts	544,486		531,761		495,450

Debt securities
In domestic offices:
Debentures	13,379	4.8	5,054	5.0	5,481	4.4
Certificates of deposit	8,887	4.6	3,441	4.7	2,531	3.8
Other	2,691	5.4	2,216	5.7	1,722	4.2

Total domestic offices	24,957		10,711		9,734

	2008		2007		2006
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
In foreign offices:
Debentures	8,552	6.0	8,609	5.8	23,197	3.8
Certificates of deposit	25,665	5.4	17,815	5.9	11,027	5.0
Other	18,611	3.5	32,008	5.3	28,150	4.7

Total foreign offices	52.828		58,432		62,374

Total debt securities	77,785		69,143		72,108

For the years ended December 31, 2008, 2007 and 2006, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 77,958 million, EUR 78,227 million and EUR 69,838 million, respectively.
On December 31, 2008, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates of
	deposit		Other time deposits
	(EUR	%	(EUR	%
	millions)		millions)
3 months or less	5,374	82.8	82,307	81.4
6 months or less but over 3 months	733	11.3	8,952	8.8
12 months or less but over 6 months	235	3.6	7,678	7.6
Over 12 months	149	2.3	2,196	2.2

Total	6,491	100	101,133	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2008.

(EUR millions)
Time certificates of deposit	20,400
Other time deposits	100,784
Total	121,184

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.
The following table sets forth certain information relating to the categories of our short-term borrowings.

	Year ended December 31
	2008	2007	2006
	(EUR millions,
IFRS-EU	except % data)
Commercial paper:
Balance at the end of the year	18,444	14,393	35,682
Monthly average balance outstanding during the year	17,949	30,403	26,416
Maximum balance outstanding at any period end during the year	19,319	37,304	35,682
Weighted average interest rate during the year	3.80%	5.80%	4.87%
Weighted average interest rate on balance at the end of the year	3.70%	6.02%	3.60%

	Year ended December 31
	2008	2007	2006
	(EUR millions,
IFRS-EU	except % data)
Securities sold under repurchase agreements:
Balance at the end of the year	110,202	127,111	101,239
Monthly average balance outstanding during the year	148,613	124,723	103,951
Maximum balance outstanding at any period end during the year	178,185	142,753	122,619
Weighted average interest rate during the year	3.17%	4.66%	3.03%
Weighted average interest rate on balance at the end of the year	4.27%	4.57%	3.11%

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F — 2

CONSOLIDATED BALANCE SHEET	F — 3

CONSOLIDATED PROFIT AND LOSS ACCOUNT	F — 4

CONSOLIDATED STATEMENT OF CASH FLOWS	F — 5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	F — 6

ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F — 8

ACCOUNTING POLICIES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F — 27

NOTES TO THE CONSOLIDATED BALANCE SHEET	F — 28

ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET	F — 63

NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F — 88

SEGMENT REPORTING	F — 99

NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS	F — 104

RISK MANAGEMENT	F — 105

CAPITAL MANAGEMENT	F — 163

SUBSEQUENT EVENTS	F — 169

SUPPLEMENTAL INFORMATION	F — 171

SHAREHOLDERS’ EQUITY AND NET PROFIT ON THE BASIS OF IFRS-IASB	F — 184

NET PROFIT ON THE BASIS OF US GAAP	F — 185

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F — 193

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ING BANK BELGIUM N.V./S.A.	F — 194

GLOSSARY	F — 196

SCHEDULE I: SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F — 206

SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION	F — 207

SCHEDULE IV: REINSURANCE	F — 208

SCHEDULE VI: SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F — 209

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
We have audited the accompanying consolidated balance sheets of ING Groep N.V. (‘ING Group’), as of December 31, 2008 and 2007, and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary, for the years ending December 31, 2007 and 2006. In our position we did not audit capital base, as defined in Note 2.2.2 of the notes to the consolidated financial statements, constituting 41% in 2007 and net profit constituting 29% in 2007 and 37% in 2006 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion insofar as it relates to data included for ING Bank N.V. is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Groep N.V. to International Financial Reporting Standards as issued by the International Accounting Standards Board as of December 31, 2007 and for the year then ended, and the conversion of the financial statements of ING Groep N.V. to US generally accepted accounting principles for the year ended December 31, 2006) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Groep N.V. as of December 31, 2008 and 2007, and the consolidated results of its operations, and it cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
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
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ING Groep N.V.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 16, 2009
Ernst & Young Accountants

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

amounts in millions of euros	2008	2007

ASSETS
Cash and balances with central banks 1)	22,045	12,406
Amounts due from banks 2)	48,447	48,875
Financial assets at fair value through profit and loss 3)
— trading assets	160,378	193,213
— investments for risk of policyholders	95,366	114,827
— non-trading derivatives	16,484	7,637
— designated as at fair value through profit and loss	8,277	11,453
Investments 4)
— available-for-sale	242,852	275,897
— held-to-maturity	15,440	16,753
Loans and advances to customers 5)	619,791	552,964
Reinsurance contracts 17)	5,797	5,874
Investments in associates 6)	4,355	5,014
Real estate investments 7)	4,300	4,829
Property and equipment 8)	6,396	6,237
Intangible assets 9)	6,915	5,740
Deferred acquisition costs 10)	11,843	10,692
Other assets 11)	62,977	40,099

Total assets	1,331,663	1,312,510

EQUITY
Shareholders’ equity (parent) 12)	17,334	37,208
Non-voting equity securities 12)	10,000

	27,334	37,208
Minority interests	1,594	2,323

Total equity	28,928	39,531

LIABILITIES
Preference shares 13)		21
Subordinated loans 14)	10,281	7,325
Debt securities in issue 15)	96,488	66,995
Other borrowed funds 16)	31,198	27,058
Insurance and investment contracts 17)	240,790	265,712
Amounts due to banks 18)	152,265	166,972
Customer deposits and other funds on deposit 19)	522,783	525,216
Financial liabilities at fair value through profit and loss 20)
— trading liabilities	152,616	148,988
— non-trading derivatives	21,773	6,951
— designated as at fair value through profit and loss	14,009	13,882
Other liabilities 21)	60,532	43,859

Total liabilities	1,302,735	1,272,979

Total equity and liabilities	1,331,663	1,312,510

References relate to the notes starting on page F-28. These form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

amounts in millions of euros	2008	2008	2007	2007	2006	2006

Interest income banking operations	97,011		76,749		59,170
Interest expense banking operations	(85,969)		(67,773)		(49,978)

Interest result banking operations 34)		11,042		8,976		9,192
Gross premium income 35)		43,812		46,818		46,835
Investment income 36)		4,664		13,352		10,907
Net gains/losses on disposals of group companies		17		430		1
Gross commission income	7,504		7,693		6,867
Commission expense	(2,539)		(2,866)		(2,551)

Commission income 37)		4,965		4,827		4,316
Valuation results on non-trading derivatives 38		2,300		(561)		89
Net trading income 39)		(749)		1,119		1,172
Share of profit from associates 6)		(404)		740		638
Other income 40)		644		885		471

Total income		66,291		76,586		73,621

Gross underwriting expenditure 41)	18,831		51,818		53,065
Investment result for risk of policyholders	32,408		(1,079)		(2,702)
Reinsurance recoveries	(1,754)		(1,906)		(2,175)

Underwriting expenditure 41)		49,485		48,833		48,188
Addition to loan loss provisions 5)		1,280		125		103
Intangible amortization and other impairments 42)		464		15		35
Staff expenses 43)		8,764		8,261		7,918
Other interest expenses 44)		978		1,102		1,016
Other operating expenses 45)		6,807		7,207		6,421

Total expenses		67,778		65,543		63,681

Result before tax		(1,487)		11,043		9,940

Taxation 46)		(721)		1,535		1,907

Net result (before minority interests)		(766)		9,508		8,033

Attributable to:
Equityholders of the parent		(729)		9,241		7,692
Minority interests		(37)		267		341

		(766)		9,508		8,033

amounts in euros	2008	2007	2006

Basic earnings per ordinary share 47)	(0.36)	4.32	3.57
Earnings — after attribution to non-voting equity securities — per ordinary share 47)	(0.56)	4.32	3.57
Diluted earnings per ordinary share 47)	(0.36)	4.28	3.53
Dividend per ordinary share 48)	0.74	1.48	1.32
References relate to the notes starting on page F-88. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

amounts in millions of euros	2008	2007	2006

Result before tax	(1,487)	11,043	9,940
Adjusted for
— depreciation	1,492	1,382	1,298
— deferred acquisition costs and value of business acquired	(444)	(1,338)	(1,317)
— increase in provisions for insurance and investment contracts	16,363	26,494	17,689
— addition to loan loss provisions	1,280	125	103
— other	6,955	(3,897)	(4,778)
Taxation paid	(49)	(1,347)	(1,739)
Changes in
— amounts due from banks, not available on demand	7,162	(8,690)	3,117
— trading assets	32,386	2,997	(48,168)
— non-trading derivatives	(2,020)	261	(179)
— other financial assets at fair value through profit and loss	3,174	(4,878)	3,930
— loans and advances to customers	(76,215)	(75,501)	(59,800)
— other assets	(11,847)	(6,534)	1,218
— amounts due to banks, not payable on demand	13,210	15,414	1,925
— customer deposits and other funds on deposit	6,831	28,640	47,521
— trading liabilities	3,501	20,916	38,821
— other financial liabilities at fair value through profit and loss	13,016	44	2,405
— other liabilities	(485)	6,577	(2,416)

Net cash flow from operating activities	12,823	11,708	9,570

Investments and advances
— group companies	(1,725)	(3,215)	(2,358)
— associates	(1,034)	(1,221)	(449)
— available-for-sale investments	(228,291)	(284,006)	(295,086)
— held-to-maturity investments	(314)
— real estate investments	(905)	(876)	(1,588)
— property and equipment	(708)	(575)	(568)
— assets subject to operating leases	(1,401)	(1,393)	(1,164)
— investments for risk of policyholders	(64,735)	(54,438)	(44,116)
— other investments	(881)	(316)	(250)
Disposals and redemptions
— group companies	1,590	1,012	490
— associates	972	1,049	459
— available-for-sale investments	225,539	281,198	271,983
— held-to-maturity investments	1,640	822	1,343
— real estate investments	415	309	1,294
— property and equipment	137	151	292
— assets subject to operating leases	428	417	402
— investments for risk of policyholders	59,251	47,136	37,945
— other investments	19	13	51

Net cash flow from investing activities 51)	(10,003)	(13,933)	(31,320)

Proceeds from issuance of subordinated loans	2,721	1,764	865
Repayments of subordinated loans			(600)
Proceeds from borrowed funds and debt securities	391,915	455,629	304,228
Repayments of borrowed funds and debt securities	(354,015)	(464,982)	(283,728)
Issuance of ordinary shares	448	397	5
Issuance of non-voting equity securities	10,000
Payments to acquire treasury shares	(2,388)	(3,446)	(1,422)
Sales of treasury shares	252	846	373
Dividends paid	(3,207)	(3,039)	(2,716)

Net cash flow from financing activities	45,726	(12,831)	17,005

Net cash flow 52)	48,546	(15,056)	(4,745)

Cash and cash equivalents at beginning of year	(16,811)	(1,795)	3,335
Effect of exchange rate changes on cash and cash equivalents	(464)	40	(385)

Cash and cash equivalents at end of year 53)	31,271	(16,811)	(1,795)

Cash and cash equivalents as at December 31, 2008 of EUR 31,271 million (2007: EUR (16,811) million) includes cash and balances with central banks of EUR 22,045 million (2007: EUR 12,406 million). Reference is made to Note 53 ‘Cash and Cash equivalents’.
References relate to the notes starting on page F-104. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

					Non-
				Total	voting
	Share	Share		shareholders’	equity	Minority	Total
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	equity

Balance as at January 1, 2006	530	8,343	27,863	36,736		1,689	38,425

Unrealized revaluations after taxation			(1,096)	(1,096)		(8)	(1,104)
Realized gains/losses transferred to profit and loss			(759)	(759)		(1)	(760)
Changes in cash flow hedge reserve			(696)	(696)			(696)
Transfer to insurance liabilities/DAC			820	820		(3)	817
Employee stock option and share plans			100	100		2	102
Exchange rate differences			(1,335)	(1,335)		(70)	(1,405)

Total amount recognized directly in equity			(2,966)	(2,966)		(80)	(3,046)

Net result			7,692	7,692		341	8,033

			4,726	4,726		261	4,987

Changes in the composition of the group						1,034	1,034
Dividends (1)			(2,681)	(2,681)		(35)	(2,716)
Purchase/sale of treasury shares			(520)	(520)			(520)
Exercise of warrants and options		5		5			5

Balance as at December 31, 2006	530	8,348	29,388	38,266		2,949	41,215

Unrealized revaluations after taxation			(1,135)	(1,135)		(109)	(1,244)
Realized gains/losses transferred to profit and loss			(3,186)	(3,186)			(3,186)
Changes in cash flow hedge reserve			(925)	(925)			(925)
Transfer to insurance liabilities/DAC			1,132	1,132		5	1,137
Employee stock option and share plans			104	104			104
Exchange rate differences (3)			(1,381)	(1,381)		23	(1,358)
Other revaluations						31	31

Total amount recognized directly in equity			(5,391)	(5,391)		(50)	(5,441)

Net result			9,241	9,241		267	9,508

			3,850	3,850		217	4,067

Changes in the composition of the group						(745)	(745)
Dividends (2)			(2,999)	(2,999)		(40)	(3,039)
Purchase/sale of treasury shares			(2,304)	(2,304)			(2,304)
Exercise of warrants and options	4	391		395			395
Change in minority interest shareholdings						(58)	(58)

Balance as at December 31, 2007	534	8,739	27,935	37,208		2,323	39,531

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

					Non-
				Total	voting
	Share	Share		shareholders’	equity	Minority	Total
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	equity

Unrealized revaluations after taxation			(18,437)	(18,437)		(48)	(18,485)
Realized gains/losses transferred to profit and loss			2,476	2,476			2,476
Changes in cash flow hedge reserve			746	746			746
Transfer to insurance liabilities/DAC			2,193	2,193			2,193
Employee stock option and share plans			31	31			31
Issuance costs incurred			(20)	(20)			(20)
Exchange rate differences (3)			(952)	(952)		(134)	(1,086)
Other revaluations						(23)	(23)

Total amount recognized directly in equity			(13,963)	(13,963)		(205)	(14,168)

Net result			(729)	(729)		(37)	(766)

			(14,692)	(14,692)		(242)	(14,934)

Issue of non-voting equity securities					10,000		10,000
Changes in the composition of the group						(455)	(455)
Dividends (4)			(3,600)	(3,600)		(32)	(3,632)
Purchase/sale of treasury shares	(44)		(1,986)	(2,030)			(2,030)
Exercise of warrants and options	5	443		448			448

Balance as at December 31, 2008	495	9,182	7,657	17,334	10,000	1,594	28,928

(1)	2005 final dividend of EUR 0.64 per ordinary share and 2006 interim dividend of EUR 0.59 per ordinary share.

(2)	2006 final dividend of EUR 0.73 per ordinary share and 2007 interim dividend of EUR 0.66 per ordinary share.

(3)	Exchange rate differences include Exchange rate differences for the year of EUR (952) million (2007: EUR (1,153) million; 2006: EUR (1,335) million) and Realized gains/losses transferred to profit and loss of nil (2007: EUR (228) million; 2006: nil). Reference is made to Note 12 ‘Shareholders’ equity/non-voting equity securities’.

(4)	2007 final dividend of EUR 0.82 per ordinary share, 2008 interim dividend of EUR 0.74 per ordinary share and EUR 0.425 per non-voting equity security.
In 2008, deferred taxes for the year with regard to unrealized revaluations amounted to EUR 5,381 million (2007: EUR 1,451 million). For details on deferred tax see Note 21 ‘Other liabilities’.
Reserves include Revaluation reserve of EUR (8,502) million (2007: EUR 4,937 million; 2006: EUR 9,453 million), Currency translation reserve of EUR (1,918) million (2007: EUR (1,354) million; 2006: EUR (473) million) and Other reserves of EUR 18,077 million (2007: EUR 24,352 million; 2006: EUR 20,408 million). Changes in individual components are presented in Note 12 ‘Shareholders’ equity (parent)/ non-voting equity securities’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Amounts in millions of euros, unless stated otherwise

2.1.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.1. ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP
AUTHORIZATION OF ANNUAL ACCOUNTS
The consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended December 31, 2008 were authorized for issue in accordance with a resolution of the Executive Board on March 16, 2009. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in the section ‘ING at a glance’ in section 1.1.
BASIS OF PRESENTATION
ING Group applies International Financial Reporting Standards as adopted by the European Union (‘EU’).
The following standards and interpretations became effective in 2008: International Financial Reporting Interpretation Committee (IFRIC) 12 ‘Service Concession Arrangements’, IFRIC 14 ‘IAS 19-The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ and ‘Reclassification of Financial Assets: Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures’. None of these recently issued standards and interpretations has had a material effect on equity or result for the year.
The following new and revized standards and interpretations were issued by the IASB, which become effective for ING Group as of 2009 (unless otherwise indicated):
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’ (effective as of 2010)

•	Amendment to IFRS 2 ‘Share-based Payments’ — ‘Vesting Conditions and Cancellations’

•	IFRS 3 ‘Business Combinations’ (revized) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended) (effective as of 2010)

•	IFRS 8 ‘Operating Segments’

•	IAS 1 ‘Presentation of Financial Statements’

•	IAS 23 ‘Borrowing Costs’

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’ — ‘Puttable Financial Instruments and Obligations Arising on Liquidation’

•	Amendments to IFRS 1 ‘First-time Adoption of IFRS’ and IAS 27 ‘Consolidated and Separate Financial Statements’ — Determining the cost of an Investment in the Separate Financial Statements’

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ — ‘Eligible Hedged Items’ (effective as of 2010)

•	IFRIC 13 ‘Customer Loyalty Programmes’

•	IFRIC 15 ‘Agreements for the Construction of Real Estate’

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’

•	2008 Annual Improvements to IFRS

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective as of 2010)

•	IFRIC 18 ‘Transfers of Assets from Customers’ (effective as of 2010)

•	Amendment to IFRS 7 ‘Improving Disclosures about Financial Instruments’

•	Amendment to IFRIC 9 and IAS 39 — ‘Embedded Derivatives’.
ING Group does not expect the adoption of these new or revized standards and interpretations to have a significant effect on the consolidated financial statements.
International Financial Reporting Standards as adopted by the EU provide several options in accounting policies. ING Group’s accounting policies under International Financial Reporting Standards, as adopted by the EU and its decision on the options available, are set out in the section ‘Principles of valuation and determination of results’ below.
In this document the term ‘IFRS-EU’ is used to refer to International Financial Reporting Standards as adopted by the EU, including the decisions ING Group made with regard to the options available under International Financial Reporting Standards as adopted by the EU.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
As explained in the section ‘Principles of valuation and determination of results’ and in Note 23 ‘Derivatives and hedge accounting’ ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU.
The presentation of, and certain terms used in, the consolidated balance sheet, the consolidated profit and loss account, consolidated statement of cash flows, consolidated statement of changes in equity and certain notes has been changed to provide additional and more relevant information.
CRITICAL ACCOUNTING POLICIES
ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, the loan loss provision, the determination of the fair values of real estate, financial assets and liabilities, impairments and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.
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
In addition, the adequacy of insurance provisions, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and mortality and morbidity trends. The use of different assumptions in this test could lead to a different outcome.
Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense.
The process of defining methodologies and assumptions for insurance provisions, DAC and VOBA is governed by ING Insurance risk management governance as described in the ‘Risk management’ section.
See the ‘Risk management’ section for a sensitivity analysis of net result and shareholders’ equity to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.

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
Fair values of real estate
Real estate investments are reported at fair value; all changes in fair value are recognized directly in the profit and loss account. The fair value of real estate investments is based on regular appraisals by independent qualified valuers. The fair values represent the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and willing seller in an at-arm’s-length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion. The valuations are based on the assumption that the properties are let and sold to third parties based on the actual letting status. The valuations are based on discounted cash flow analysis of each property. The discounted cash flow analyses are based on calculations of the future rental income in accordance with the terms in existing leases and estimations of the rental values when leases expire.
For each reporting period every property is valued either by an independent valuer or internally. Indexation is used when a property is valued internally. The index is based on the results of the independent valuations carried out in that period. Market transactions and disposals are monitored as part of the procedures to back test the indexation methodology. Valuations performed earlier in the year are updated if necessary to reflect the situation at year end.
The valuation of real estate involves various assumptions and techniques. The use of different assumptions and techniques could produce significantly different revaluations.
Fair values of financial assets and liabilities
Fair values of financial assets and liabilities are determined using quoted market prices where available. Market prices are obtained from independent market vendors, brokers, or market makers. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.
In certain markets that have become significantly less liquid or illiquid, the range of prices for the same security from different price sources can be significant. Selecting the most appropriate price within this range requires judgement. The choice of different prices could produce materially different estimates of fair value.
For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations, credit ratings) and customer behaviour are taken into account. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce materially different estimates of fair value.
Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimize the potential risks for economic losses due to materially incorrect or misused models.
Certain asset backed securities in the Unites States are valued using external price sources that are obtained from third party pricing services and brokers. During 2008 the markets for these assets have become inactive and as a result, the dispersion between different prices for the same security is significant. In such cases, management applies additional processes to select the most appropriate external price, including an internally developed price validation matrix and a process to challenge the price source. The valuation of these portfolios would have been significantly different had different prices been selected.
See Note 33 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments and related sensitivities.
Impairments
Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a material impact on the ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.
All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25% and 6 months are used as triggers.
Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.
Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.
Impairment reviews with respect to goodwill and intangible assets are performed at least annually, and more frequently if events indicate that an impairment may have occurred. Goodwill is tested for impairment by comparing the book value (including goodwill) to the best estimate of the fair value of the reporting unit to which the goodwill has been allocated. A reporting unit is the lowest level at which goodwill is monitored. Intangible assets are tested for impairment by comparing its book value with the best estimate of its recoverable amount.
The identification of impairment is an inherently uncertain process involving various assumptions and factors, including financial condition of the counterparty, expected future cash flows, statistical loss data, discount rates, observable market prices, etc. Estimates and assumptions are based on management’s judgement and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Employee benefits
Group companies operate various defined benefit retirement plans covering a significant number of ING’s employees.
The liability recognized in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses, and unrecognized past service costs.
The determination of the defined benefit plan liability is based on internal and external actuarial models and calculations. The defined benefit obligation is calculated using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. The assumptions are based on available market data and the historical performance of plan assets, and are updated annually.
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
PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS
Consolidation
ING Group (‘the Group’) comprises ING Groep N.V. (‘the Company’), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise the accounts of ING Groep N.V. and all entities in which it either owns, directly or indirectly, more than half of the voting power or over which it has control of their operating and financial policies through situations including, but not limited to:
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
The results of the operations and the net assets of subsidiaries are included in the profit and loss account and the balance sheet from the date control is obtained until the date control is lost. On disposal, the difference between the sales proceeds, net of directly attributable transaction costs, and the net assets is included in net result.
A subsidiary which ING Group has agreed to sell but is still legally owned by ING Group may still be controlled by ING Group at the balance sheet date and, therefore, still be included in the consolidation. Such a subsidiary may be presented as a held for sale disposal group if certain conditions are met. Disposal groups (and Non-current assets) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the disposal group (or asset) is available for immediate sale in its present condition; management must be committed to the sale, which should be expected to occur within one year from the date of classification as held for sale.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING Group’s interests in jointly controlled entities are accounted for using proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities, and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognizes the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. ING Group does not recognize its share of profits or losses from the joint venture that results from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognized immediately.
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
Analysis of insurance business
Where amounts in respect of insurance business are analysed into ‘life’ and ‘non-life’, health and disability insurance business which is similar in nature to life insurance business is included in ‘life’.
Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is the Company’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.
Exchange rate differences on non-monetary items, measured at fair value through profit and loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Exchange rate differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.
Exchange rate differences in the profit and loss account are generally included in Net trading income. Refer to Note 39 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of Available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognized in Investment income. As mentioned in Group companies below any exchange rate differences deferred in equity are recognized in the profit and loss account in Net gains and losses on disposals of group companies. Refer also to Note 12 ‘Shareholders’ equity (parent)’ / non-voting equity securities, which discloses the amounts included in the profit and loss account.

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
On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, these exchange rate differences are recognized in the profit and loss account as part of the gain or loss on sale.
Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the balance sheet date.
Fair values of financial assets and liabilities
The fair values of financial instruments are based on quoted market prices at the balance sheet date where available. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.
The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
See Note 33 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments.
Financial assets
Recognition of financial assets
All purchases and sales of financial assets classified as fair value through profit and loss, held-to-maturity and available-for-sale that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognized at trade date, which is the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognized at settlement date, which is the date on which the Group receives or delivers the asset.
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
Realized gains and losses on investments
Realized gains and losses on investments are determined as the difference between the sale proceeds and (amortized) cost. For equity securities, the cost is determined using a weighted average per portfolio. For debt securities, the cost is determined by specific identification.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Classification of financial instruments
Financial assets at fair value through profit and loss
Financial assets at fair value through profit and loss include equity securities, debt securities, derivatives, loans and receivables and other, and comprise the following sub-categories: trading assets, non-trading derivatives, financial assets designated at fair value through profit and loss by management and investments for risk of policyholders.
A financial asset is classified as at fair value through profit and loss if acquired principally for the purpose of selling in the short term or if so designated by management. Management will make this designation only if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.
Investments for risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities. Transaction costs on initial recognition are expensed as incurred. Interest income from debt securities and loans and receivables classified as at fair value through profit and loss is recognized in Interest income from banking operations and Investment income in the profit and loss account, using the effective interest method.
Dividend income from equity instruments classified as at fair value through profit and loss is generally recognized in Investment result in the profit and loss account when dividend has been declared. Investment result from investments for risk of policyholders is recognized in investment result for risk of policyholders. For derivatives reference is made to the ‘Derivatives and hedge accounting’ section. For all other financial assets classified as at fair value through profit and loss changes in fair value are recognized in Net trading income.
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
Available-for-sale financial assets
Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortized. Interest income is recognized using the effective interest method. Available-for-sale financial assets are measured at fair value. Interest income from debt securities classified as available-for-sale is recognized in Interest income from banking operations and Investment income in the profit and loss account using the effective interest method. Dividend income from equity instruments classified as available-for-sale is generally recognized in Investment income in the profit and loss account when the dividend has been declared. Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated as held-to-maturity assets are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any impairment losses. Interest income from debt securities classified as held-to-maturity is recognized in Interest income in the profit and loss account using the effective interest method. Held-to-maturity investments include only debt securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any impairment losses. Loans and receivables include: Cash and balances with central banks, Amounts due from banks, Loans and advances to customers and Other assets and are reflected in these balance sheet lines. Interest income from loans and receivables is recognized in Interest income and Investment income in the profit and loss account using the effective interest method.
Credit risk management classification
Credit risk management disclosures are provided in the section ‘Risk management’. The relationship between credit risk classifications in that section and the consolidated balance sheet classifications above is explained below:
•	Lending risk arises when ING grants a loan to a customer, or issues guarantees on behalf of a customer and mainly relates to the balance sheet classification Loans and advances to customers and credit commitments in respect of off balance sheet items e.g. financial guarantees;

•	Investment risk comprises the credit default and migration risk that is associated with ING’s investment portfolio and mainly relates to the balance sheet classification Investments (available-for-sale and held-to-maturity);

•	Money market risk arises when ING places short term deposits with a counterparty in order to manage excess liquidity and mainly relates to the balance sheet classification Amounts due from banks;

•	Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk classification mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives);

•	Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING has paid or delivered its side of the trade. Settlement risk mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).
Derivatives and hedge accounting
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair values are negative.
Some credit protection contracts that take the legal form of a derivative, such as certain credit default swaps, are accounted for as financial guarantees.
The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the fair value of recognized assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognized asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
At the inception of the transaction ING documents the relationship between hedging instruments and hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-EU ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revized estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket.
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve-out’ to its retail operations. The net exposures of retail funding (savings and current accounts) and retail lending (mortgages) are hedged. The hedging activities are designated under a portfolio fair value hedge on the mortgages. Changes in the fair value of the derivatives are recognized in the profit and loss account, together with the fair value adjustment on the mortgages (hedged items) insofar as attributable to interest rate risk (the hedged risk).
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognized in the profit and loss account. An assessment is carried out when the Group first becomes party to the contract. A subsequent reassessment is carried out only when there is a change in the terms of the contract that significantly modifies the expected cash flows.
Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in the profit and loss account, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortized through the profit and loss account over the remaining term of the original hedge or recognized directly when the hedged item is derecognized. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognized in the profit and loss account only when the hedged item is derecognized.
Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Amounts accumulated in equity are recycled to the profit and loss account in the periods in which the hedged item affects net result. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred immediately to the profit and loss account.
Net investment hedges
Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity and the gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed of.
Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by the Group as part of its risk management strategies, but which do not qualify for hedge accounting under the Group’s accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the profit and loss account.
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
Securities purchased under agreements to resell (‘reverse repos’) are recognized as Loans and advances to customers or Amounts due from banks, as appropriate. The difference between the sale and repurchase price is treated as interest and amortized over the life of the agreement using the effective interest method.
Impairments of loans and advances to customers (loan loss provisions)
The Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:
•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance or delays repayment of the financial asset;

•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;

•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

•	The credit obligation has been restructured for non-commercial reasons. ING has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.
The Group does not consider events that may be expected to occur in the future as objective evidence, and consequently they are not used as a basis for concluding that a financial asset or group of assets is impaired.
In determining the impairment, expected future cash flows are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. Losses expected as a result of future events, no matter how likely, are not recognized.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a ‘loss confirmation period’ to default probabilities. The loss confirmation period is a concept which recognizes that there is a period of time between the emergence of impairment triggers and the point-in-time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Although the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revized where necessary, through regular back-testing to ensure that they reflect recent experience and current events.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the provision. The amount of the reversal is recognized in the profit and loss account.
When a loan is uncollectible, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are recognized in the profit and loss account.
Impairment of other financial assets
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25 % and 6 months are used as triggers. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in net result — is removed from equity and recognized in the profit and loss account. Impairment losses recognized on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the profit and loss account, the impairment loss is reversed through the profit and loss account.
Investments in associates
Associates are all entities over which the Group has significant influence but not control. Significant influence generally results from a shareholding of between 20% and 50% of the voting rights, but also is the ability to participate in the financial and operating policies through situations including, but not limited to one or more of the following:
•	Representation on the board of directors;

•	Participation in the policymaking process; and

•	Interchange of managerial personnel.
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
Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting dates of all material associates are consistent with the reporting date of the Group.
For interests in investment vehicles the existence of significant influence is determined taking into account both the Group’s financial interests for own risk and its role as investment manager.
Real estate investments
Real estate investments are stated at fair value at the balance sheet date. Changes in the carrying amount resulting from revaluations are recognized in the profit and loss account. On disposal the difference between the sale proceeds and book value is recognized in the profit and loss account.
The fair value of real estate investments is based on regular appraisals by independent qualified valuers. Each year every property is valued either by an independent valuer or internally. Indexation is used when a property is valued internally. The index is based on the results of the independent valuations carried out in that period. Market transactions, and disposals made by the Group, are monitored as part of the procedures to back test the indexation methodology. All properties are valued independently at least every five years.
Property and equipment
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognized in net result are recognized in the profit and loss account. Depreciation is recognized based on the fair value and the estimated useful life (in general 20—50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.
The fair values of land and buildings are based on regular appraisals by independent qualified valuers. Subsequent expenditure is included in the asset’s carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property under construction
Land and buildings under construction (including real estate investments) are stated at the directly attributable purchase and construction costs incurred up to the balance sheet date plus borrowing costs incurred during construction and the Group’s own development and supervision expenses, where necessary, less impairment losses.
Property held for sale
Property held for sale comprises properties obtained from foreclosures and property developed for sale for which there is no specifically negotiated contract. These properties are stated at the lower of cost and net realisable value. Cost includes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Where the net realisable value is lower than the carrying amount, the impairment is recognized in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Property under development for third parties
Property under development where there is not yet a specifically negotiated contract is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognized using the completed contract method (on sale date of the property).
Property under development where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition).
Equipment
Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight line basis over their estimated useful lives, which are generally as follows: for data processing equipment two to five years, and four to ten years for fixtures and fittings. Expenditure incurred on maintenance and repairs is charged to the profit and loss account as incurred. Expenditure incurred on major improvements is capitalized and depreciated.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Goodwill is only capitalized on acquisitions after the implementation date of IFRS-EU (January 1, 2004). Accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on these acquisitions were charged directly to shareholders’ equity. Goodwill is allocated to reporting units for the purpose of impairment testing. These reporting units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the reporting units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.
Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recognized as an adjustment to goodwill; any subsequent adjustment is recognized as income or expense. However, recognition of deferred tax assets after the acquisition date is recognized as an adjustment to goodwill, even after the first year. On disposal of group companies, the difference between the sale proceeds and book value (including goodwill) and the unrealized results (including the currency translation reserve in equity) is included in the profit and loss account.
Computer software
Computer software that has been purchased or generated internally for own use is stated at cost less amortization and any impairment losses. Amortization is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortization is included in Other operating expenses.
Value of business acquired (VOBA)
VOBA is an asset that reflects the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. It represents the difference between the fair value of insurance liabilities and their book value. VOBA is amortized in a similar manner to the amortization of deferred acquisition costs as described in the section ‘Deferred acquisition costs’.
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
For other types of flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted when estimates of current or future gross profits, to be realized from a group of products, are revized. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher amortization of DAC due to the catch-up of amortization in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recognized in the profit and loss account of the period in which the unlocking occurs.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Taxation
Income tax on the net result for the year comprises current and deferred tax. Income tax is recognized in the profit and loss account but it is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity.
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
Financial liabilities
Financial liabilities at amortized cost
Financial liabilities at amortized cost include the following sub-categories: preference shares, other borrowed funds, debt securities in issue, subordinated loans, amounts due to banks and customer deposits and other funds on deposit.
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
Financial liabilities at fair value through profit and loss
Financial liabilities at fair value through profit and loss comprise the following sub-categories: trading liabilities, non-trading derivatives and other financial liabilities designated at fair value through profit and loss by management. Trading liabilities include equity securities, debt securities, funds on deposit and derivatives. Designation by management will take place only if it eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. ING has designated an insignificant part of the issued debt, related to market-making activities, at fair value through profit and loss. This issued debt consists mainly of own bonds. The designation as fair value through profit and loss eliminates the inconsistency in the timing of the recognition of gains and losses. All other financial liabilities are measured at amortized cost.
Financial guarantee contracts
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
Insurance policies which bear significant insurance risk are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required for life and non-life insurance claims, including expenses relating to such claims. For some insurance contracts the measurement reflects current market assumptions.
Provision for life insurance
The Provision for life insurance is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts. Specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices for specific product features in the local markets.
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
Provision for unearned premiums and unexpired insurance risks
The provision is calculated in proportion to the unexpired periods of risk. For insurance policies covering a risk increasing during the term of the policy at premium rates independent of age, this risk is taken into account when determining the provision. Further provisions are made to cover claims under unexpired insurance contracts, which may exceed the unearned premiums and the premiums due in respect of these contracts.
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
Deferred profit sharing liability
For insurance contracts with discretionary participation features a deferred profit sharing liability is recognized for the full amount of the unrealized revaluation on allocated investments. Upon realization, the profit sharing on unrealized revaluation is reversed and a deferred profit sharing liability is recognized for the share of realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing liability is reduced by the actual allocation of profit sharing to individual policyholders.
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
If, for any business unit, it is determined, using a best estimate (50%) confidence level, that a shortfall exists, and there are no offsetting amounts within other business units in the Business Line, the shortfall is recognized immediately in the profit and loss account.
If, for any business unit, the net insurance liabilities are not adequate using a prudent (90%) confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the net insurance liabilities over a period no longer than the expected life of the policies. To the extent that there are no offsetting amounts within other Group business units, any shortfall at the 90% confidence level is recognized immediately in the profit and loss account.
If the net insurance liabilities are determined to be adequate at above the 90% confidence level, no reduction in the net insurance liabilities is recognized.
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
Income recognition
Gross premium income
Premiums from life insurance policies are recognized as income when due from the policyholder. For non-life insurance policies, gross premium income is recognized on a pro-rata basis over the term of the related policy coverage. Receipts under investment contracts are not recognized as gross premium income.
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
Fees and commissions
Fees and commissions are generally recognized as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognized as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognized as income when the syndication has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party — such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses — are recognized on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognized based on the applicable service contracts as the service is provided. Asset management fees related to investment funds and investment contract fees are recognized on a pro-rata basis over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Fees received and paid between banks for payment services are classified as commission income and expenses.

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
Share-based payments
Share-based payment expenses are recognized as the employees provide the service. A corresponding increase in equity is recognized if the services are received in an equity-settled share-based payment transaction. A liability is recognized if the services are acquired in a cash-settled share-based payment transaction. The cost of acquiring the services is expensed as a staff expense. Prior to 2007, ING Group generally provided equity-settled share-based payment transactions. However, since 2007, ING Group has generally provided cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions is measured at the grant date and the fair value of cash-settled share-based payment transactions is measured at each balance sheet date.
Earnings per ordinary share
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:
•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages;

•	In case of exercized warrants, the exercise date is taken into consideration.
The non-voting equity securities are not ordinary shares, because their terms and conditions (especially with regard to coupons and voting rights) are significantly different. Therefore, the weighted average number of ordinary shares outstanding during the period is not impacted by the non-voting equity securities.
Diluted earnings per share data are computed as if all convertible instruments outstanding at year-end were exercized at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise is added to the average number of shares used to calculate diluted earnings per share.
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
The statement of cash flows has been drawn up in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities. In the net cash flow from operating activities, the result before tax is adjusted for those items in the profit and loss account, and changes in balance sheet items, which do not result in actual cash flows during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the purposes of the statement of cash flows, Cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, amounts due from other banks and amounts due to banks. Investments qualify as a cash equivalent if they are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
Cash flows arising from foreign currency transactions are translated into the functional currency using the exchange rates at the date of the cash flows.
The net cash flow shown in respect of Loans and advances to customers relates only to transactions involving actual payments or receipts. The Addition to loan loss provision which is deducted from the item Loans and advances to customers in the balance sheet has been adjusted accordingly from the result before tax and is shown separately in the statement of cash flows.
The difference between the net cash flow in accordance with the statement of cash flows and the change in Cash and cash equivalents in the balance sheet is due to exchange rate differences and is accounted for separately as part of the reconciliation of the net cash flow and the balance sheet change in Cash and cash equivalents.
2.1.3. NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
ASSETS
1 CASH AND BALANCES WITH CENTRAL BANKS

	2008	2007

Amounts held at central banks	16,432	8,376
Cash and bank balances	5,052	3,664
Short term deposits insurance operations	561	366

	22,045	12,406

2 AMOUNTS DUE FROM BANKS

	Netherlands		International		Total
	2008	2007	2008	2007	2008	2007

Loans and advances to banks	15,234	14,451	25,556	31,339	40,790	45,790
Cash advances, overdrafts and other balances	4,800	1,065	2,942	2,033	7,742	3,098

	20,034	15,516	28,498	33,372	48,532	48,888

Loan loss provision		(11)	(85)	(2)	(85)	(13)

	20,034	15,505	28,413	33,370	48,447	48,875

As at December 31, 2008, Amounts due from banks included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 3,005 million (2007: EUR 2,472 million) and receivables related to finance lease contracts amounting to EUR 100 million (2007: EUR 232 million).
As at December 31, 2008, the non-subordinated receivables amounted to EUR 48,443 million (2007: EUR 48,705 million) and the subordinated receivables amounted to EUR 4 million (2007: EUR 170 million).
No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
3 FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	2008	2007

Trading assets	160,378	193,213
Investments for risk of policyholders	95,366	114,827
Non-trading derivatives	16,484	7,637
Designated as at fair value through profit and loss	8,277	11,453

	280,505	327,130

Trading assets by type:

	2008	2007

Equity securities	2,352	11,112
Debt securities	26,652	37,345
Derivatives	71,925	28,592
Loans and receivables	59,449	116,164

	160,378	193,213

As at December 31, 2008, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 1 million (2007: EUR 4 million) and nil (2007: nil), respectively. As at December 31, 2008, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 28 million (2007: EUR 386 million) and EUR 1,904 million (2007: EUR 629 million), respectively.
As at December 31, 2008, Trading assets included receivables of EUR 57,968 million (2007: EUR 114,897 million) with regard to reverse repurchase transactions.
The large increase in Trading assets-derivatives in 2008 is substantially offset by a similar increase in Trading liabilities-derivatives,
The fair value of credit derivatives included in trading assets and held to mitigate exposure to credit risk was nil (2007: nil), and the change in their fair value in the period was nil (2007: nil).
Investments for risk of policyholders by type:

	2008	2007

Equity securities	83,208	106,061
Debt securities	7,729	7,398
Loans and receivables	4,429	1,368

	95,366	114,827

The change in the fair value of the loans and receivables included in Investments for risk of policyholders attributable to changes in the credit risk of the financial assets during 2008 was nil (2007: nil) and nil (2007: nil) on a cumulative basis.
The fair value of credit derivatives included in investments for risk of policyholders and held to mitigate exposure to credit risk was EUR (12) million (2007: EUR (7) million), and the change in their fair value in the period was EUR (5) million (2007: EUR (7) million).
The cost of investments for risk of policyholders as at December 31, 2008 was EUR 115,929 million (2007: EUR 105,625 million).
Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.
Non-trading derivatives by type:

	2008	2007

Derivatives used in:
— fair value hedges	3,862	1,952
— cash flow hedges	5,771	3,417
— hedges of net investments in foreign operations	670	281
Other non-trading derivatives	6,181	1,987

	16,484	7,637

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The fair value of credit derivatives included in non-trading derivatives and held to mitigate exposure to credit risk was EUR (17) million (2007: EUR (10) million), and the change in their fair value in the period was EUR (7) million (2007: nil).
Other non-trading derivatives include mainly interest rate swaps for which no hedge accounting is applied. The increase is mainly due to changes in fair value resulting from changes in market interest rates.
The increase is substantially mitigated by a similar increase in Other non-trading derivatives (liabilities) as disclosed in Note 20 ‘Financial liabilities at fair value through profit and loss’.
Designated as at fair value through profit and loss by type:

	2008	2007

Equity securities	313	306
Debt securities	5,445	8,774
Loans and receivables	637	428
Other	1,882	1,945

	8,277	11,453

The change in the fair value of the loans and receivables designated as at fair value through profit and loss attributable to changes in the credit risk of the financial assets during 2008 was nil (2007: nil),and nil (2007: nil) on a cumulative basis.
Other includes investments in private equity funds, hedge funds, other non-traditional investment vehicles and limited partnerships.
4 INVESTMENTS
Investments by type:

	2008	2007

Available-for-sale
— equity securities	8,822	19,947
— debt securities	234,030	255,950

	242,852	275,897

Held-to-maturity
— debt securities	15,440	16,753

	15,440	16,753

	258,292	292,650

The fair value of the securities classified as held to maturity amounts to EUR 15,566 million as at December 31, 2008 (2007: EUR 16,354 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in investments — available-for-sale and held-to-maturity:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity			Total

	2008	2007	2008	2007	2008	2007	2008	2007

Opening balance	19,947	18,225	255,950	275,696	16,753	17,660	292,650	311,581
Additions	4,503	7,788	225,703	275,497	315		230,521	283,285
Amortization			(48)	(181)	(33)	(59)	(81)	(240)
Transfers and reclassifications	154	512	(1,594)	(1,417)			(1,440)	(905)
Changes in the composition of the group and other	(748)	(536)	(11,670)	(2,903)			(12,418)	(3,439)
Changes in unrealized revaluations	(4,621)	3,379	(14,877)	(6,284)			(19,498)	(2,905)
Impairments and reversals	(1,916)	(53)	(2,904)	(133)			(4,820)	(186)
Disposals and redemptions	(8,320)	(9,093)	(217,239)	(272,106)	(1,640)	(822)	(227,199)	(282,021)
Exchange rate differences	(177)	(275)	709	(12,219)	45	(26)	577	(12,520)

Closing balance	8,822	19,947	234,030	255,950	15,440	16,753	258,292	292,650

Included in transfers and reclassifications of available-for-sale and held-to-maturity investments:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Total

	2008	2007	2008	2007	2008	2007

To/from available-for-sale		21		(21)
To/from loans and advances		(1)	(1,594)	(6)	(1,594)	(7)
To/from fair value through profit and loss		52		(1,386)		(1,334)
To/from Investment in associates	154	438			154	438
To/from Other assets/Other liabilities		2		(4)		(2)

	154	512	(1,594)	(1,417)	(1,440)	(905)

Following the amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’ ING Group reclassified certain financial assets from Available-for-sale investments to Loans and advances. During the fourth quarter of 2008 ING Group identified assets, eligible under the amendments, for which, it now has an intent to hold for the foreseeable future. At the reclassifications dates the fair value of the reclassified assets amounted to EUR 1,594 million. As a result of the reclassification, the presentation is better aligned with the nature of the portfolios.
As of the reclassification date, the (weighted average) effective interest rates on reclassified assets were in the range from 4.10% to 20.95% and expected recoverable cash flows were EUR 1,646 million. Unrealized fair value losses recognized in shareholders’ equity amounted to EUR 69 million. This amount will be released from equity and amortized to the profit and loss account over the remaining life of the assets on an effective interest rate basis. From January 1, 2008 until the reclassification date EUR 79 million of unrealized fair value losses were recognized in shareholders’ equity, no impairment was recognized.
As at December 31, 2008, the carrying value in the balance sheet and the fair value of the reclassified financial assets amounted to EUR 1,565 million and EUR 1,592 million respectively.
If the reclassification had not been made, profit before tax would have been unchanged and shareholders’ equity would have been EUR 28 million lower due to unrealized fair value losses.
After the reclassification, the reclassified financial assets contributed EUR 9.2 million to income before tax for the period ended December 31, 2008, which fully consisted of Interest income. No provision for credit losses was recognized.
In the year ended December 31, 2007, no impairment on reclassified financial assets available for sale was recognized. Unrealized fair value losses of EUR 20 million were recognized directly in shareholders’ equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
In 2007 the reclassification from Available-for-sale debt securities to Financial assets designated as at fair value through profit and loss relates to debt securities backing insurance contracts where current market assumptions were implemented in the measurement of the insurance contracts.
On 12 January 2009 ING Group reclassified certain European RMBS, ABS, CMBS and covered bonds for which it has an intention to hold for foreseeable future from Available-for-sale investments to Loans and advances. The fair value of the assets as of the reclassification date amounted to EUR 22.8 billion. The negative revaluation reserve in equity as of the reclassification date amounted to approximately EUR 0.9 billion (after tax). This reclassification is recognized in 2009.
Available-for-sale equity securities by insurance and banking operations:

	Listed		Unlisted		Total

	2008	2007	2008	2007	2008	2007

Insurance operations	5,083	14,082	1,876	2,240	6,959	16,322
Banking operations	1,418	3,309	445	316	1,863	3,625

	6,501	17,391	2,321	2,556	8,822	19,947

Debt securities by insurance and banking operations

	Available-for-sale		Held-to-maturity		Total

	2008	2007	2008	2007	2008	2007

Insurance operations	102,528	115,944			102,528	115,944
Banking operations	131,502	140,006	15,440	16,753	146,942	156,759

	234,030	255,950	15,440	16,753	249,470	272,703

As at December 31, 2008, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 182 million (2007: EUR 13 million) and nil (2007: nil), respectively, and debt securities which were lent or sold in repurchase transactions amounting to EUR 9,822 million (2007: EUR 4,114 million) and EUR 35,795 million (2007: EUR 38,214 million), respectively.
Borrowed equity securities and convertible bonds are not recognized in the balance sheet and amounted to nil as at December 31, 2008 (2007: nil).
Borrowed debt securities are not recognized in the balance sheet and amounted to EUR 166 million as at December 31, 2008 (2007: EUR 170 million).
Investments in connection with the insurance operations with a combined carrying value of EUR 47 million (2007: EUR 69 million) were non-income-producing for the year ended December 31, 2008.
5 LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers by insurance and banking operations:

	2008	2007

Insurance operations	25,681	27,576
Banking operations	601,638	528,540

	627,319	556,116
Eliminations	(7,528)	(3,152)

	619,791	552,964

Loans and advances to customers by type — insurance operations:

	Netherlands		International		Total

	2008	2007	2008	2007	2008	2007

Policy loans	52	54	2,908	3,414	2,960	3,468
Loans secured by mortgages	6,804	8,532	8,789	8,772	15,593	17,304
Personal loans	3,210	2,851	2,058	2,602	5,268	5,453
Other	309	378	1,610	1,003	1,919	1,381

	10,375	11,815	15,365	15,791	25,740	27,606

Loan loss provisions	(27)	(14)	(32)	(16)	(59)	(30)

	10,348	11,801	15,333	15,775	25,681	27,576

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Loans and advances to customers by type — banking operations:

	Netherlands		International		Total

	2008	2007	2008	2007	2008	2007

Loans to, or guaranteed by, public authorities	16,288	14,678	10,099	8,961	26,387	23,639
Loans secured by mortgages	158,861	141,314	145,090	132,614	303,951	273,928
Loans guaranteed by credit institutions	295	1,951	253	591	548	2,542
Personal lending	7,158	6,975	20,389	17,784	27,547	24,759
Corporate loans	126,772	105,017	118,959	100,643	245,731	205,660

	309,374	269,935	294,790	260,593	604,164	530,528

Loan loss provisions	(761)	(654)	(1,765)	(1,334)	(2,526)	(1,988)

	308,613	269,281	293,025	259,259	601,638	528,540

Loans and advances to customers analysed by subordination — banking operations:

	2008	2007

Non-subordinated	601,434	527,344
Subordinated	204	1,196

	601,638	528,540

As at December 31, 2008, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 964 million (2007: EUR 4,569 million).
No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.
Loans and advances to customers and Amounts due from banks include finance lease receivables, are detailed as follows:
Finance lease receivables:

	2008	2007

Maturities of gross investment in finance lease receivables
— within 1 year	6,363	6,473
— more than 1 year but less than 5 years	9,766	8,448
— more than 5 years	4,836	3,753

	20,965	18,674

Unearned future finance income on finance leases	(3,614)	(3,109)

Net investment in finance leases	17,351	15,565

Maturities of net investment in finance lease receivables
— within 1 year	5,157	5,337
— more than 1 year but less than 5 years	7,955	7,060
— more than 5 years	4,239	3,168

	17,351	15,565

Included in Amounts due from banks	100	232
Included in Loans and advances to customers	17,251	15,333

	17,351	15,565

The allowance for uncollectible finance lease receivables included in the loan loss provisions amounted to EUR 88 million as at December 31, 2008 (2007: EUR 33 million).
No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Loan loss provisions analysed by type — banking operations:

	Netherlands		International		Total

	2008	2007	2008	2007	2008	2007

Loans secured by public authorities			2	1	2	1
Loans secured by mortgages	167	96	425	203	592	299
Loans guaranteed by credit institutions		11	85	3	85	14
Other personal lending	120	181	533	374	653	555
Other corporate loans	474	377	805	755	1,279	1,132

	761	665	1,850	1,336	2,611	2,001

The closing balance is included in
— Amounts due from banks		11	85	2	85	13
— Loans and advances to customers	761	654	1,765	1,334	2,526	1,988

	761	665	1,850	1,336	2,611	2,001

Changes in loan loss provisions

	Insurance operations		Banking operations		Total

	2008	2007	2008	2007	2008	2007

Opening balance	30	37	2,001	2,642	2,031	2,679
Changes in the composition of the group	(4)	(3)	2	98	(2)	95
Write-offs	(6)	(11)	(728)	(952)	(734)	(963)
Recoveries	2	1	91	59	93	60
Increase in loan loss provisions	38	8	1,280	125	1,318	133
Exchange rate differences	(1)	(1)	(50)	(19)	(51)	(20)
Other changes		(1)	15	48	15	47

Closing balance	59	30	2,611	2,001	2,670	2,031

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented on the face of the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
6 INVESTMENTS IN ASSOCIATES

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2008	held (%)	listed investment	value	assets	liabilities	income	expenses

TMB Public Company Limited	30	171	443	12,247	11,246	812	589
ING Dutch Office Master Fund C.V.	16		219	1,624	258	63	75
ING Winkels Basisfonds	16		218	1,736	346	119	51
Sul America S.A.	36		168	557	91	2,663	2,348
ING Industrial Fund Australia	18	14	164	2,377	1,033	166	147
Property Fund Iberica	30		157	1,835	1,301	(2)	96
Lionbrook Property Partnership	29		145	626	126	(283)	15
Lion Industrial Trust	10		133	2,898	1,528	98	207
Lion Properties Fund	5		125	4,135	1,757	313	771
ING Woningen Basisfonds	13		122	1,064	155	58	45
ING Real Estate Asia Retail Fund	28		121	850	412	57	72
Dutch Office Fund II	16		109	817	136	50	58
ING Retail Property Fund Australia	29		109	790	412	13	7
ING Vastgoed Kantoren C.V.	10		98	1,006	22	101	93
ING Vastgoed Winkels C.V.	10		88	898	22	83	22
Property Fund Central Europe	25		83	880	546	69	37
Retail Property Fund France Belgium (RPFFB)	15		79	1,602	1,075	71	57
Dutch Residential Fund II	13		74	602	51	62	127
ING Retail Property Partnership Southern Europe	21		73	1,218	879	6	67
ING REI Investment DOF BV	4		71	2,679	383	197	212
ING European Infrastructure Fund	25		70	662	409		2
Lion Value Fund	22		68	442	139	7	56
ING Logistics Property Fund Europe	25		65	530	269	(5)	21
ING Re Nordic Property Fund	16		64	979	579	16	62
ING Property Fund Central and Eastern Europe	20		55	791	519	32	60
ING Vastgoed Woningen C.V.	10		53	528	1	36	25
ING Re French Residential Fund	45		50	182	69	3	4
Other investments in associates			1,131

			4,355

Other investments in associates represents a large number of associates with an individual balance sheet value of less than EUR 50 million.
Accumulated impairments of EUR 46 million (2007: EUR 29 million) have been recognized.
For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING’s financial interest for own risk and its role as investment manager.
The values presented in the table above could differ from the values presented in the individual annual accounts of the associates, due to the fact that the individual values have been brought in line with ING’s accounting principles.
In general, the reporting dates of all material associates are consistent with the reporting date of the Group. However, for practical reasons, the reporting dates of certain associates differ slightly from with the reporting date of the Group, but, in any case, the difference between the reporting date of the associates and that of the Group is no more than three months.
Where the listed fair value is lower than the balance sheet value, an impairment review and an evaluation of the going concern basis has been performed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Investments in associates

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2007	held (%)	listed investment	value	assets	liabilities	income	expenses

TMB Public Company Limited	30	481	481	16,028	15,002	180	436
ING Dutch Office Master Fund C.V.	24		348	1,718	257	202	24
ING Winkels Basisfonds	24		333	1,617	209	192	22
ING Industrial Fund Australia	18	303	303	3,124	1,338	411	168
Lionbrook Property Partnership	28		295	1,243	176	(60)	27
ING Woningen Basisfonds	25		237	1,116	112	135	48
Q-Park N.V.	19		191	3,911	2,914	458	403
ING Real Estate Asia Retail Fund	46		189	791	399	29	2
Property Fund Iberica	30		185	1,959	1,331	313	188
ING Retail Property Fund Australia	29		150	958	399	179	100
Lion Properties Fund	5		147	4,502	1,666	660	155
Lion Industrial Trust	9		142	3,001	1,157	387	106
B.V. Petroleum Maatschappij ’Moeara Enim’	30		130	461		19	2
ING Re Nordic Property Fund	22		104	1,089	623	70	47
ING Vastgoed Kantoren C.V.	10		103	1,033	7	124	34
ING PF Brittanica	20		93	864	402	(7)	42
Lion Value Fund	33		92	423	143	76	14
ING Vastgoed Winkels C.V.	10		86	870	8	130	19
ING Office Fund Australia	6	69	83	2,134	763	443	152
Retail Property Fund France Belgium (RPFFB)	15		81	1,597	1,069	304	189
ING Logistics Property Fund Europe	25		78	574	263	76	31
Property Fund Central Europe	25		73	649	358	119	41
ING Retail Property Partnership Southern Europe	23		66	1,150	857	111	78
ING Property Fund Central and Eastern Europe	23		66	761	478	40	39
ING Vastgoed Woningen C.V.	10		56	557	1	68	15
Other investments in associates			902

			5,014

Changes in Investments in associates:

	2008	2007

Opening balance	5,014	4,343
Additions	1,034	1,222
Changes in the composition of the group	46	934
Transfers to and from Investments	(154)	(438)
Revaluations	217	(155)
Share of results	(375)	765
Dividends received	(212)	(224)
Disposals	(972)	(1,296)
Impairments	(29)	(25)
Exchange rate differences	(214)	(112)

Closing balance	4,355	5,014

In 2008, share of results of EUR (375) million (2007: EUR 765 million) and impairments of EUR (29) million (2007: EUR (25) million) are presented in the profit and loss account in Share of profit from associates for EUR (404) million (2007: EUR 740 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
7 REAL ESTATE INVESTMENTS
Changes in real estate investments:

	2008	2007

Opening balance	4,829	6,974
Additions	905	878
Changes in the composition of the group	(296)	(2,919)
Transfers to and from Property in own use	(38)	(60)
Transfers to and from Other assets	117	13
Fair value gains/(losses)	(400)	168
Disposals	(415)	(309)
Exchange rate differences	(402)	84

Closing balance	4,300	4,829

In 2007, Change in composition of the group relates mainly to the deconsolidation of Real estate funds as a result of the reduction of ING’s shareholding in these funds.
ING’s exposure to real estate is included in various balance sheet lines:
Real estate exposure:

2008

Real estate investments	4,300
Investments in associates	3,200
Other assets — property held for sale	3,143
Property and equipment — property in own use	1,841
Investments — available-for-sale	663

13,147

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 15.5 billion. Reference is made to the section ‘Risk management’.
Real estate investments by insurance and banking operations

	2008	2007

Insurance operations	1,118	1,302
Banking operations	3,182	3,527

	4,300	4,829

The total amount of rental income recognized in the profit and loss account for the year ended December 31, 2008 was EUR 361 million (2007: EUR 402 million). The total amount of contingent rent recognized in the profit and loss account for the year ended December 31, 2008 was EUR 17 million (2007: EUR 14 million).
The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that generated rental income for the year ended December 31, 2008 was EUR 71 million (2007: EUR 64 million). The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that did not generate rental income for the year ended December 31, 2008 was EUR 36 million (2007: EUR 20 million).
Real estate investments by year of most recent appraisal by independently qualified valuers (in percentages):

2008

Most recent appraisal in 2008	99
Most recent appraisal in 2007	0
Most recent appraisal in 2006	1
Most recent appraisal in 2005	0
Most recent appraisal in 2004	0

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
8 PROPERTY AND EQUIPMENT
Property and equipment by type:

	2008	2007

Property in own use	1,841	2,069
Equipment	1,407	1,270
Assets under operating leases	3,148	2,898

	6,396	6,237

Property in own use by insurance and banking operations:

	2008	2007

Insurance operations	394	599
Banking operations	1,447	1,470

	1,841	2,069

Changes in property in own use

	2008	2007

Opening balance	2,069	2,034
Additions	85	85
Changes in the composition of the group	(150)	29
Transfers to and from Real estate investments	38	60
Transfers to and from Other assets	5	59
Depreciation	(39)	(39)
Revaluations	(5)	(60)
Impairments	(1)
Reversal of impairments		14
Disposals	(114)	(84)
Exchange rate differences	(47)	(29)

Closing balance	1,841	2,069

Gross carrying amount as at December 31,	2,701	2,943
Accumulated depreciation as at December 31,	(755)	(708)
Accumulated impairments as at December 31,	(105)	(166)

Net book value	1,841	2,069

Revaluation surplus
Opening balance	633	693
Revaluation in year	(48)	19
Released in year	30	(79)

Closing balance	615	633

The cost or the purchase price amounted to EUR 2,087 million (2007: EUR 2,310 million). Cost less accumulated depreciation and impairments would have been EUR 1,226 million (2007: EUR 1,436 million).
Property in own use by year of most recent appraisal by independently qualified valuers (in percentages)

2008

Most recent appraisal in 2008	59
Most recent appraisal in 2007	18
Most recent appraisal in 2006	8
Most recent appraisal in 2005	8
Most recent appraisal in 2004	7

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in equipment

	Data		Fixtures and fittings
	processing equipment		and other equipment		Total

	2008	2007	2008	2007	2008	2007

Opening balance	281	283	989	1,029	1,270	1,312
Additions	227	177	396	309	623	486
Changes in the composition of the group	(4)	10	10	16	6	26
Disposals	(2)	(24)	(20)	(44)	(22)	(68)
Depreciation	(146)	(164)	(263)	(216)	(409)	(380)
Impairments	(9)	(1)	(9)	(1)	(18)	(2)
Exchange rate differences	(13)	(3)	(28)	(17)	(41)	(20)
Other changes	(14)	3	12	(87)	(2)	(84)

Closing balance	320	281	1,087	989	1,407	1,270

Gross carrying amount as at December 31,	1,562	1,763	2,935	2,950	4,497	4,713
Accumulated depreciation as at December 31,	(1,231)	(1,481)	(1,840)	(1,959)	(3,071)	(3,440)
Accumulated impairments as at December 31,	(11)	(1)	(8)	(2)	(19)	(3)

Net book value	320	281	1,087	989	1,407	1,270

Changes in assets under operating leases:

	Cars		Other leased-out assets		Total

	2008	2007	2008	2007	2008	2007

Opening balance	2,886	2,671	12	14	2,898	2,685
Additions	1,401	1,396		2	1,401	1,398
Changes in the composition of the group	172		(2)		170
Disposals	(428)	(417)			(428)	(417)
Depreciation	(764)	(720)	(2)	(4)	(766)	(724)
Impairments	(3)				(3)
Exchange rate differences	(124)	(44)			(124)	(44)

Closing balance	3,140	2,886	8	12	3,148	2,898

Gross carrying amount as at December 31,	4,466	5,177	28	70	4,494	5,247
Accumulated depreciation as at December 31,	(1,324)	(2,291)	(20)	(58)	(1,344)	(2,349)
Accumulated impairments as at December 31,	(2)				(2)

Net book value	3,140	2,886	8	12	3,148	2,898

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
The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non-cancellable operating leases are as follows:
Future minimum lease payments by maturity;

	2008	2007

Within 1 year	1,072	1,048
More than 1 year but less than 5 years	2,072	1,844
More than 5 years	4	6

	3,148	2,898

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
9 INTANGIBLE ASSETS
Changes in intangible assets:

	Value of
	business
	acquired		Goodwill		Software		Other		Total

	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

Opening balance	2,301	2,641	2,245	305	472	377	722	199	5,740	3,522
Additions (bought)		93	1,329	2,040	213	215	244	170	1,786	2,518
Capitalized expenses	98				420	124			518	124
Amortization	(298)	(229)			(173)	(221)	(157)	(18)	(628)	(468)
Impairments			(155)		(27)	(14)	(44)	(1)	(226)	(15)
Effect of unrealized revaluations in equity	555	32							555	32
Changes in the composition of the group	(730)	25	(3)	(28)	5	9	229	390	(499)	396
Exchange rate differences	158	(261)	(340)	(71)	(17)	(5)	(113)	(18)	(312)	(355)
Disposals			(6)	(1)	(12)	(13)	(1)		(19)	(14)

Closing balance	2,084	2,301	3,070	2,245	881	472	880	722	6,915	5,740

Gross carrying amount as at December 31,	2,980	2,946	3,225	2,245	1,988	1,379	1,125	766	9,318	7,336
Accumulated amortization as at December 31,	(896)	(645)			(1,051)	(878)	(200)	(43)	(2,147)	(1,566)
Accumulated impairments as at December 31,			(155)		(56)	(29)	(45)	(1)	(256)	(30)

Net book value	2,084	2,301	3,070	2,245	881	472	880	722	6,915	5,740

Amortization of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortization and other impairments. Amortization of VOBA is included in Underwriting expenditure.
Additions to goodwill in 2008 include mainly EUR 371 million related to the acquisition of Interhyp AG, EUR 462 million related to the acquisition of CitiStreet, EUR 285 million related to the acquisition of the pension business of Santander Chile, EUR 69 million related to the acquisition of Oyak Emeklilik and EUR 9 million related to the acquisition of Universal Lease Iberia. The additions to Other intangibles in 2008 includes EUR 31 million related to the acquisition of the pension business of Santander Chile and EUR 73 million related to the acquisition of CitiStreet. Reference is made to Note 29 ‘Companies acquired and companies disposed’. The additions to Other intangibles also include EUR 50 million related to Interhyp AG.
Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes (so called ‘reporting units’). Goodwill is allocated to reporting units as follows:
Goodwill allocation to reporting units:

	2008	2007

Insurance Americas — Latin America	543	473
Insurance Americas — United States	501
Insurance Americas — Canada	71	84
Insurance Asia/Pacific — South Korea	164	107
Insurance Asia/Pacific — Rest of Asia	186	224
Insurance Europe — Benelux	49	49
Insurance Europe — Rest of Europe	124	54
Retail Banking — Central Europe	839	1,015
Retail Banking — South West Europe	49	49
Retail Banking — Netherlands	1
ING Direct	456	94
Wholesale Banking Leasing & Factoring	61	65
Wholesale Banking Real Estate	11	16
Wholesale Banking Other	15	15

	3,070	2,245

As a result of the nationalization of AFJP Pension in Argentina goodwill of EUR 155 million was written off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Goodwill is tested for impairment by comparing the book value of the reporting unit (including goodwill) to the best estimate of the fair value of the reporting unit. As a first step the best estimate of the fair value is determined based on a Sum of the Parts valuation (SOP). If the outcome of the SOP indicates that there is not a significant margin between fair value and book value, a more thorough analysis of the fair value is determined. The main assumptions in the SOP valuation include forecast results, business growth, discount rates, value of new business, market value surplus, etc. For listed companies the relevant market price is used. The more detailed analysis uses valuation models similar to those of the original valuation of an acquisition, European embedded value, peer reviews, etc. The valuation models are validated and include development of the business following the acquisition, the latest management forecasts of income and expenditure and updates of future projections, review of discount rates and terminal growth rates, etc. Peer reviews include analysis of Price/Earnings and Price/Book multiples of comparable listed companies. Assumptions are generally based on past experience, management’s best estimate of future developments and, where available, relevant external information. Market developments during 2008 have significantly impacted estimated fair values of the reporting units. However, the goodwill impairment test as at December 31, 2008, using best estimate assumptions and reasonable likely changes therein, have not resulted in impairment (2007: nil).
Management believes that it may be reasonably possible that if ongoing market volatility adversely impacts the performance of the reporting units Retail Banking — Central Europe and Insurance Americas — United States, compared with what was assumed in the year-end 2008 goodwill impairment test, the book value (including goodwill) of these reporting units may exceed the fair values resulting in impairments.
10 DEFERRED ACQUISITION COSTS
Changes in deferred acquisition costs:

	Investment contracts		Life insurance		Non-life insurance		Total

	2008	2007	2008	2007	2008	2007	2008	2007

Opening balance	101	83	10,183	9,645	408	435	10,692	10,163
Capitalized	50	31	2,495	2,766	126	257	2,671	3,054
Amortization and unlocking	(12)	(12)	(1,884)	(1,294)	(130)	(274)	(2,026)	(1,580)
Effect of unrealized revaluations in equity			1,523	43			1,523	43
Changes in the composition of the group	(34)		(1,289)		(104)	(5)	(1,427)	(5)
Exchange rate differences	(16)	(1)	461	(938)	(35)	10	410	(929)
Disposal of portfolios				(39)		(15)		(54)

Closing balance	89	101	11,489	10,183	265	408	11,843	10,692

For flexible life insurance contracts the growth rate assumption used to calculate the amortization of the deferred acquisition costs for 2008 is 6.4% gross and 5.6% net of investment management fees (2007: 6.6% gross and 5.6% net of investment management fees).
In 2008, Changes in the composition of the group related for EUR 1,164 million to the sale of ING Life Taiwan.
11 OTHER ASSETS
Other assets by type:

	2008	2007

Reinsurance and insurance receivables	3,683	3,664
Deferred tax assets	8,034	2,723
Property held for sale	3,143	2,993
Income tax receivable	776	974
Accrued interest and rents	20,156	17,818
Other accrued assets	1,758	1,099
Pension assets	1,781	439
Taiwan — assets held for sale	15,312
Other receivables	8,334	10,389

	62,977	40,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 ‘Other liabilities’.
Accrued interest and rents includes EUR 7,980 million (2007: EUR 8,844 million) accrued interest on assets measured at amortized cost under the IAS 39 classification Loans and receivables.
The total amount of borrowing costs relating to Property under development for third parties, capitalized in 2008 is nil (2007: nil).
Reinsurance and insurance receivables:

	2008	2007

Receivables on account of direct insurance from:
— policyholders	2,750	2,211
— intermediaries	191	283
Reinsurance receivables	742	1,170

	3,683	3,664

Property held for sale

	2008	2007

Property held for sale	640	530
Other:
— property obtained from foreclosures	91	48
— property developed for sale	2,412	2,415

	3,143	2,993

Gross carrying amount as at December 31,	3,276	3,104
Accumulated impairments as at December 31,	(133)	(111)

Net book value	3,143	2,993

Taiwan — assets held for sale;

2008

Cash and bank balances	80
Financial assets at fair value through profit and loss	1,552
Available-for-sale Investments	9,801
Loans and advances to customers	1,341
Property and equipment	41
Intangible assets	671
Deferred acquisition costs	1,164
Other assets	662

Taiwan — assets held for sale	15,312

Reference is made to Note 29 ‘Companies acquired and disposed’. As at December 31, 2008 ING Life Taiwan is classified as held for sale in the consolidated balance sheet. Amounts as at December 31, 2007 are presented in the relevant balance sheet lines.
EQUITY
12 SHAREHOLDERS’ EQUITY (PARENT) / NON-VOTING EQUITY SECURITIES

	2008	2007	2006

Share capital	495	534	530
Share premium	9,182	8,739	8,348
Revaluation reserve	(8,502)	4,937	9,453
Currency translation reserve	(1,918)	(1,354)	(473)
Other reserves	18,077	24,352	20,408

Shareholders’ equity (parent)	17,334	37,208	38,266

The Revaluation reserve, Share of associates reserve (included in Other reserves) and Currency translation reserve cannot be freely distributed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
As at December 31, 2008, Other reserves included an amount of EUR 566 million (2007: EUR 566 million; 2006: EUR 566 million) related to Regio Bank N.V. (formerly Stichting Regio Bank) that cannot be freely distributed.
Share capital:

				Ordinary shares (par value EUR 0.24)
	Number X1,000			Amount

	2008	2007	2006	2008	2007	2006

Authorized share capital	4,500,000	3,000,000	3,000,000	1,080	720	720
Unissued share capital	2,436,852	773,555	794,907	585	186	190

Issued share capital	2,063,148	2,226,445	2,205,093	495	534	530

Changes in issued share capital:

	Ordinary shares
	(par value EUR 0.24)

	Number X1,000	Amount

Issued share capital as at January 1, 2006	2,204,934	530

Issue of shares	96
Exercise of B warrants and options	63

Issued share capital as at December 31, 2006	2,205,093	530

Issue of shares	5,569	1
Exercise of B warrants	15,783	3

Issued share capital as at December 31, 2007	2,226,445	534

Issue of shares	1,848
Buy-back of shares	(183,158)	(44)
Exercise of B warrants	18,013	5

Issued share capital as at December 31, 2008	2,063,148	495

In May 2007, ING announced a plan to adopt a buy-back programme under which it plans to purchase (depositary receipts for) ordinary shares with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. On May 23, 2008 this programme was terminated as ING had almost reached the legal limit then in force for the acquisition of its own shares (10% of the issued share capital). In total, 183.2 million (depositary receipts for) ordinary shares were repurchased under this programme at an average price of EUR 26.77 and a total consideration of EUR 4.9 billion (98% of the total amount of the share buy back programme as announced). Repurchased ordinary shares and depositary receipts are included in the table ‘Changes in treasury shares’.
These ordinary shares repurchased, were cancelled in two blocks, effective on June 25, 2008 and October 7, 2008 respectively. These now form part of the unissued share capital.
Ordinary shares
All ordinary shares are in registered form. No share certificates have been issued. Ordinary             shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorized ordinary share capital of ING Group increased in 2008 from 3,000 million shares to 4,500 million shares as a result from an amendment made to the Articles of Association on October 8, 2008. As at December 31, 2008, 2,063 million of ordinary shares were issued and fully paid.
Depositary receipts for ordinary shares
More than 99% of the ordinary shares issued by ING Groep N.V. are held by Stichting ING Aandelen (ING Trust Office). In exchange for these shares, the Trust Office has issued depositary receipts in bearer form for ordinary shares. The depositary receipts are listed on various stock exchanges. Depositary receipts can be exchanged for (non-listed) ordinary shares without any restriction.
The holder of a depositary receipt is entitled to receive from the Trust Office payment of dividends and distributions corresponding to the dividends and distributions received by the Trust Office on an ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
In addition, the holder of a depositary receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Groep N.V. either in person or by proxy. A holder of a depositary receipt, who thus attends the General Meeting of Shareholders, is entitled to vote as a proxy of the Trust Office but entirely at his own discretion for a number of shares equal to the number of his depositary receipts.
A holder of depositary receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to the Trust Office for a number of shares equal to the number of his depositary receipts.
Depositary receipts for ordinary shares held by ING Group (Treasury shares)
As at December 31, 2008, 36.5 million (2007: 126.8 million; 2006: 53.8 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 were held by ING Groep N.V. or its subsidiaries. These depositary receipts for ordinary shares were purchased to hedge option rights granted to the Executive Board members and other employees.
Restrictions with respect to dividend and repayment of capital
ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital and reserves required by law.
Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries are subject to dividend payment restrictions which apply to those subsidiaries themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V. Furthermore there can be restrictions as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, or other limitations which may exist in certain countries.
Without prejudice to the authority of the Executive Board to allocate profits to reserves and to the fact that the ordinary shares are the most junior securities issued by ING Groep N.V., no specific dividend payment restrictions with respect to ordinary shares exist.
Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of ordinary shares. Capital may be repaid to the holders of ordinary shares pursuant to an amendment of ING Groep N.V.’s Articles of Association whereby the ordinary shares are written down.
Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.
On a distribution of a dividend ING Groep N.V. is in principle required to withhold an income tax on dividends at a rate of 15%.
B warrants
In 1998, ING Groep N.V. authorized the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 were issued. On January 5, 2008 of the remaining 9,266,097 warrants, 259,484 warrants expired and 9,006,613 were exercized. Accordingly, no B warrants were outstanding anymore as at December 31, 2008 (2007: 9,266,097; 2006: 17,157,891). B warrant holders were entitled to obtain from ING Groep N.V., for a fixed price, depositary receipts for ordinary shares in the proportion of one B warrant to two depositary receipts. B warrant holders could exercise their rights at their own discretion but no later than January 5, 2008.
The closing date for exercising warrants B was 5 January 2008. The exercise price of warrants B was EUR 49.92 for two depositary receipts.
Non-voting equity securities
On November 12, 2008, ING Groep N.V. issued EUR 10 billion non-voting equity securities to the Dutch government. This was effected by issuing one billion securities with an issue price of EUR 10 each. The nominal value of each security is EUR 0.24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
These securities do not have voting rights. However as a holder of the non-voting equity securities, the Dutch government has the right to, subject to applicable law and to corporate governance practices, generally accepted under applicable stock listing regimes, recommend two candidates for appointment to the Supervisory Board. Certain Supervisory Board approval items require approval by these nominees. Until their formal appointment, the nominees will function as observers. As at December 31, 2008 the General Meeting of Shareholders had not yet adopted any resolution to implement the State recommendation.
The non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group.
On these non-voting equity securities a coupon is payable of the higher of:
•	EUR 0.85 per security, payable annually in arrears, with a first coupon of EUR 0.425 per security payable on 12 May 2009; and

•	110% of the dividend paid on each ordinary share over 2009 (payable in 2010)

•	120% of the dividend paid on each ordinary share over 2010 (payable in 2011)

•	125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).
This coupon is to be paid on 12 May of each year (the coupon date) in cash if the dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Group’s capital adequacy position is and remains satisfactory both before and after payment in the opinion of the Dutch central bank.
ING Group has the right to repurchase all or some of the non-voting equity securities at EUR 15 per security at any time together with the pro-rate coupon, if due, accrued to such date. It also has the right to convert all or some of the non-voting equity securities into ordinary shares on a one-for-one basis from three years after the issue date onwards. The Dutch government in that case has the right to demand a redemption payment of EUR 10 per non-voting equity security together with the pro-rate coupon, if due, accrued to such date. Both repurchase and conversion of the securities must be approved by the Dutch central bank.
Changes in revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2008	reserve	reserve	reserve	Total

Opening balance	439	4,067	431	4,937
Unrealized revaluations after taxation	22	(18,876)		(18,854)
Realized gains/losses transferred to profit and loss		2,476		2,476
Changes in cash flow hedge reserve			746	746
Transfer to insurance liabilities/DAC		2,193		2,193

Closing balance	461	(10,140)	1,177	(8,502)

Changes in revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2007	reserve	reserve	reserve	Total

Opening balance	468	7,629	1,356	9,453
Unrealized revaluations after taxation	(29)	(1,508)		(1,537)
Realized gains/losses transferred to profit and loss		(3,186)		(3,186)
Changes in cash flow hedge reserve			(925)	(925)
Transfer to insurance liabilities/DAC		1,132		1,132

Closing balance	439	4,067	431	4,937

Changes in revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2006	reserve	reserve	reserve	Total

Opening balance	460	8,700	2,046	11,206
Unrealized revaluations after taxation	8	(1,087)		(1,079)
Realized gains/losses transferred to profit and loss		(804)		(804)
Changes in cash flow hedge reserve			(690)	(690)
Transfer to insurance liabilities/DAC		820		820

Closing balance	468	7,629	1,356	9,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 17 ‘Insurance and investment contracts, reinsurance contracts’.
Changes in currency translation reserve:

	2008	2007	2006

Opening balance	(1,354)	(473)	668
Unrealized revaluations after taxation	388	500	194
Realized gains/losses transferred to profit and loss		(228)
Exchange rate differences	(952)	(1,153)	(1,335)

Closing balance	(1,918)	(1,354)	(473)

The unrealized revaluations after taxation relate to changes in the value of hedging instruments that are designated as net investment hedges.
Changes in other reserves:

		Share of
	Retained	associates	Treasury	Other
2008	earnings	reserve	shares	reserves	Total

Opening balance	27,025	1,202	(3,740)	(135)	24,352
Result for the year	(360)	(369)			(729)
Unrealized revaluations after taxation	(77)	106			29
Changes in treasury shares			(2,030)		(2,030)
Dividend	(3,387)	(213)			(3,600)
Employee stock options and share plans	31				31
Issuance costs incurred				(20)	(20)
Cancellation of shares			4,904	(4,860)	44

Closing balance	23,232	726	(866)	(5,015)	18,077

Changes in other reserves:

		Share of
	Retained	associates	Treasury	Other
2007	earnings	reserve	shares	reserves	Total

Opening balance	20,700	1,181	(1,436)	(37)	20,408
Result for the year	8,894	347			9,241
Unrealized revaluations after taxation				(98)	(98)
Changes in treasury shares			(2,304)		(2,304)
Dividend	(2,826)	(173)			(2,999)
Employee stock options and share plans	104				104
Other	153	(153)

Closing balance	27,025	1,202	(3,740)	(135)	24,352

Changes in other reserves

		Share of
	Retained	associates	Treasury	Other
2006	earnings	reserve	shares	reserves	Total

Opening balance	16,262	608	(868)	(13)	15,989
Result for the year	6,972	720			7,692
Unrealized revaluations after taxation				(124)	(124)
Changes in treasury shares			(520)		(520)
Dividend	(2,534)	(147)			(2,681)
Other			(48)	100	52

Closing balance	20,700	1,181	(1,436)	(37)	20,408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in treasury shares

			Amount			Number
	2008	2007	2006	2008	2007	2006

Opening balance	3,740	1,436	868	126,759,829	53,859,235	38,722,934
Purchased/sold	2,159	2,505	1,030	94,105,700	79,652,109	30,858,427
Cancelled	(4,904)			(183,158,017)
Share-based payments	(22)	(201)	(462)	(1,250,394)	(6,751,515)	(15,722,126)
Other	(107)

Closing balance	866	3,740	1,436	36,457,118	126,759,829	53,859,235

Preference shares are presented in the balance sheet under liabilities. See Note 13 ‘Preference shares’.
LIABILITIES
13 PREFERENCE SHARES
Preference shares
The authorized preference share capital of ING Groep N.V. was divided into two categories preference A shares and preference B shares. The share capital consisted of 100 million preference A shares with a par value of EUR 1.20 of which as at December 31, 2007 16,012,839 were issued and 1,000 million preference B shares with a par value of EUR 0.24 of which none were issued as at December 31, 2007. As at December 31, 2008 no preference A shares or preference B shares were in issue. The movement in outstanding preference shares is explained under Cancellation of preference shares.
The dividend on the preference A shares was equal to a percentage of the amount (including share premium) for which the preference A shares were originally issued. This percentage was calculated by taking the arithmetic mean of the average effective yield on the five longest-dated Dutch government loans, as determined by a Calculating Agent to be designated by the Executive Board for the last 20 stock exchange days preceding the day on which the first preference A shares are issued, or, as the case may be, preceding the day on which the dividend percentage is adjusted. The percentage thus established could be increased or decreased by not more than 0.5 percentage points, depending on the market conditions then prevailing, as the Executive Board could decide with the approval of the Supervisory Board. The dividend on the preference A shares for the financial years 2004-2013 was set at EUR 0.1582 per share per year.
Cancellation of preference shares

During 2008, ING Group repurchased 5,296,015 (depositary receipts for) preference A shares (2007: 57,016,572) at an average price of EUR 3.60 per share or EUR 19.1 million in total (2007: EUR 3.64 per share or EUR 207.5 million). The preference A shares (for which the depositary receipts were) thus repurchased and 10 million preference A shares for which the depositary receipts were acquired from ABN AMRO in 2007, were cancelled in two blocks on February 29, 2008 and September 4, 2008 respectively.
The remaining 716,824 preference A shares were redeemed and cancelled in accordance with ING Groep N.V.’s Articles of Association against payment of EUR 3.40 plus accrued dividend, effective September 4, 2008. From that date, there were no preference shares of ING Groep N.V. outstanding anymore.
Pursuant to an amendment of ING Groep N.V.’s Articles of Association, effected on October 8, 2008, the authorized share capital of ING Groep N.V. was adjusted in such a way that it no longer provided for preference A shares and/or preference B shares, so that such shares may no longer be issued by ING Groep N.V.
Cumulative preference shares
Pursuant to the Articles of Association of ING Groep N.V. as amended on October 8, 2008, the authorized cumulative preference share capital consists of 4.5 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.24.
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
Restrictions with respect to dividend and repayment of capital
ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its cumulative preference shares, when issued. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.
Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries are subject to dividend payment restrictions which apply to those subsidiaries themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V. or may be the result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, or other limitations which may exist in certain countries.
Without prejudice to the fact that the cumulative preference shares, when issued, will be junior securities of ING Groep N.V., no specific dividend payment restrictions with respect to the cumulative preference shares exist.
Furthermore, ING Groep N.V. is subject to legal restrictions with respect to repayment of capital to holders of cumulative preference shares. Capital may be repaid to the holders of cumulative preference shares pursuant to (i) an amendment of ING Groep N.V.’s articles of association whereby the cumulative preference shares are written down or (ii) a resolution to redeem and cancel the cumulative preference shares.
Pursuant to the Dutch Civil Code, capital may only be repaid if none of ING Groep N.V.’s creditors opposes such a repayment within two months following the announcement of a resolution to that effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
14 SUBORDINATED LOANS
Subordinated loans:

			Notional amount in		Balance sheet value
Interest rate	Year of Issue	Due date	original currency		2008	2007

9.000%	2008	Perpetual	EUR	10	10
8.500%	2008	Perpetual	USD	2,000	1,393
8.000%	2008	Perpetual	EUR	1,500	1,474
7.375%	2007	Perpetual	USD	1,500	1,048	988
6.375%	2007	Perpetual	USD	1,045	731	690
5.140%	2006	Perpetual	GBP	600	623	810
5.775%	2005	Perpetual	USD	1,000	711	674
6.125%	2005	Perpetual	USD	700	487	462
4.176%	2005	Perpetual	EUR	500	497	497
Variable	2004	Perpetual	EUR	1,000	939	937
6.200%	2003	Perpetual	USD	500	348	330
Variable	2003	Perpetual	EUR	750	684	682
7.200%	2002	Perpetual	USD	1,100	773	726
7.050%	2002	Perpetual	USD	800	563	529

					10,281	7,325

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier-1 capital for ING Bank N.V. Under IFRS-EU these bonds are classified as liabilities. They are considered capital for regulatory purposes.
Except for the 9% 2008 perpetual of EUR 10 million (a private placement), these loans have been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. and ING Bank N.V. under the same conditions as the original bonds as follows:
Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and ING Verzekeringen N.V.:

	2008	2007

ING Bank N.V.	5,800	5,166
ING Verzekeringen N.V.	4,471	2,159

	10,271	7,325

The number of subordinated loans held by group companies as at December 31, 2008 was 32,759 with a balance sheet value of EUR 1 million (2007: 35,040 with a balance sheet value of nil).
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
Debt securities in issue — maturities:

	2008	2007

Fixed rate debt securities
Within 1 year	50,994	35,182
More than 1 year but less than 2 years	2,448	4,156
More than 2 years but less than 3 years	2,410	1,738
More than 3 years but less than 4 years	2,429	2,057
More than 4 years but less than 5 years	4,332	2,374
More than 5 years	6,290	5,870

Total fixed rate debt securities	68,903	51,377

Floating rate debt securities
Within 1 year	11,858	7,204
More than 1 year but less than 2 years	5,325	487
More than 2 years but less than 3 years	5,189	989
More than 3 years but less than 4 years	1,423	1,847
More than 4 years but less than 5 years	28	1,140
More than 5 years	3,762	3,951

Total floating rate debt securities	27,585	15,618

Total debt securities	96,488	66,995

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
As of December 31, 2008, ING Group had unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue, totalling EUR 5,649 million (2007: EUR 6,974 million).
In January 2009, ING Bank issued 3 year USD 6 billion government guaranteed senior unsecured bonds. In February 2009, ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond and in March 2009, ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond all were issued under the Credit Guarantee Scheme of the State of the Netherlands and are part of ING’s regular medium-term funding operations.
16 OTHER BORROWED FUNDS
Other borrowed funds by remaining term:

2008	2009	2010	2011	2012	2013	There after	Total

Subordinated loans of group companies	553	1,058	1,502	1,706	652	10,398	15,869
Preference shares of group companies						1,071	1,071
Loans contracted	5,590	1,126				1,756	8,472
Loans from credit institutions	4,580	279	180	1		746	5,786

	10,723	2,463	1,682	1,707	652	13,971	31,198

Other borrowed funds by remaining term

2007	2008	2009	2010	2011	2012	There after	Total

Subordinated loans of group companies	66	542	1,052	429	1,632	9,942	13,663
Preference shares of group companies						1,014	1,014

Loans contracted	4,791	1,054	1,306	1,019		1,284	9,454
Loans from credit institutions	1,340	2	353	279	168	785	2,927

	6,197	1,598	2,711	1,727	1,800	13,025	27,058

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
17 INSURANCE AND INVESTMENT CONTRACTS, REINSURANCE CONTRACTS
The gross amounts for provisions for insurance and investment contracts, net of reinsurance (i.e. the provision for ING’s own account) is presented in the balance sheet gross under ‘Insurance and investment contracts’ and ‘Reinsurance contracts’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Insurance and investment contracts, reinsurance contracts:

	Provision				Insurance
	net of reinsurance		Reinsurance contracts		and investment contracts

	2008	2007	2008	2007	2008	2007

Provision for non-participating life policy liabilities	67,120	70,401	4,822	4,481	71,942	74,882
Provision for participating life policy liabilities	55,266	54,645	217	175	55,483	54,820
Provision for (deferred) profit sharing and rebates	147	1,601	2	5	149	1,606
Provision for life insurance for risk of policyholders	84,279	100,753	541	639	84,820	101,392

Life insurance provisions	206,812	227,400	5,582	5,300	212,394	232,700
Provision for unearned premiums and unexpired risks	1,756	2,614	13	99	1,769	2,713

Reported claims provision	3,995	5,051	202	475	4,197	5,526
Claims incurred but not reported (IBNR)	1,345	1,121			1,345	1,121

Claims provisions	5,340	6,172	202	475	5,542	6,647

Total provisions for insurance contracts	213,908	236,186	5,797	5,874	219,705	242,060
Investment contracts for risk of company	9,804	9,520			9,804	9,520
Investment contracts for risk of policyholders	11,281	14,132			11,281	14,132

Total provisions for investment contracts	21,085	23,652			21,085	23,652

Total	234,993	259,838	5,797	5,874	240,790	265,712

For insurance contracts with discretionary participation features a deferred profit sharing liability is recognized for the full amount of the unrealized revaluation on allocated investments. Upon realization, the profit sharing on unrealized revaluation is reversed and a deferred profit sharing liability is recognized for the share of realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing liability is reduced by the actual allocation of profit sharing to individual policyholders. The change in the deferred profit sharing liability (net of deferred tax) is recognized in equity in the Revaluation reserve. The deferred profit sharing liability is included in Provision for (deferred) profit sharing and rebates and amounts to EUR (876) million as at December 31, 2008 (2007: EUR 318 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in life insurance provisions:

	Provision		Reinsurance		Insurance
	net of reinsurance		contracts		and investment contracts

	2008	2007	2008	2007	2008	2007

Opening balance	227,400	231,946	5,300	5,773	232,700	237,719
Changes in the composition of the group	(15,050)	(3,475)	(25)	2	(15,075)	(3,473)

	212,350	228,471	5,275	5,775	217,625	234,246
Current year provisions	33,078	27,224	884	139	33,962	27,363
Change in deferred profit sharing liability	(1,169)	(1,546)			(1,169)	(1,546)
Prior year provisions:
— benefit payments to policyholders	(24,626)	(21,933)	(719)	(82)	(25,345)	(22,015)
— interest accrual	4,059	6,794	(15)	(40)	4,044	6,754
— valuation changes for risk of policyholders	(32,408)	5,612			(32,408)	5,612
— effect of changes in discount rate assumptions	(1)				(1)
— effect of changes in other assumptions	(32)	2			(32)	2

	(53,008)	(9,525)	(734)	(122)	(53,742)	(9,647)
Exchange rate differences	9,918	(15,583)	259	(501)	10,177	(16,084)
Other changes	5,643	(1,641)	(102)	9	5,541	(1,632)

Closing balance	206,812	227,400	5,582	5,300	212,394	232,700

Changes in the composition of the group in 2008 relate mainly to the sale of ING Life Taiwan. Reference is made to Note 21 ‘Other liabilities’.
Included in Changes in the composition of the group in 2007 is EUR 4,017 million relating to the disposal of portfolios in connection with the sale of the Belgian broker and employee benefit insurance business as disclosed in Note 29 ‘Companies acquired and companies disposed’.
Where discounting is used in the calculation of life insurance provisions, the rate is within the range 3.1% to 6.0% (2007: 2.9% to 6.0%) based on weighted averages.
Insurance provisions include a provision for the estimated cost of the agreement with regard to unit-linked policies. For more information reference is made to Note 30 ‘Legal proceedings’.
ING transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. This business continues to be included in Life insurance provisions. The related asset from the co-insurance contract is recognized under Reinsurance contracts. On 23 January 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.
To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible. The life reinsurance market is highly concentrated and, therefore, diversification of exposure is inherently difficult. To minimize its exposure to significant losses from reinsurer insolvencies, the Group evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer. Reference is also made to the ‘Risk management’ section.
As at December 31, 2008, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounted to EUR 6,539 million (2007: EUR 7,044 million) after the provision for uncollectible reinsurance of nil (2007: EUR 5 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in provisions for unearned premiums and unexpired risks:

	Provision		Reinsurance		Insurance
	net of reinsurance		contracts		and investment contracts

	2008	2007	2008	2007	2008	2007

Opening balance	2,614	2,631	99	156	2,713	2,787
Changes in the composition of the group	(643)	(194)	(93)	3	(736)	(191)

	1,971	2,437	6	159	1,977	2,596

Premiums written	4,747	5,780	196	306	4,943	6,086
Premiums earned during the year	(4,719)	(5,701)	(190)	(326)	(4,909)	(6,027)
Exchange rate differences	(231)	15	(1)	(10)	(232)	5
Other changes	(12)	83	2	(30)	(10)	53

Closing balance	1,756	2,614	13	99	1,769	2,713

Changes in claims provisions:

	Provision		Reinsurance		Insurance
	net of reinsurance		contracts		and investment contracts

	2008	2007	2008	2007	2008	2007

Opening balance	6,172	6,651	475	600	6,647	7,251
Changes in the composition of the group	(401)	(667)	(135)	(18)	(536)	(685)

	5,771	5,984	340	582	6,111	6,566

Additions
— for the current year	2,934	3,356	(93)	78	2,841	3,434
— for prior years	(322)	(282)	(12)	14	(334)	(268)
— interest accrual of provision	30	32			30	32

	2,642	3,106	(105)	92	2,537	3,198

Claim settlements and claim settlement costs
— for the current year	1,399	1,747	8	(42)	1,407	1,705
— for prior years	1,209	1,343	18	151	1,227	1,494

	2,608	3,090	26	109	2,634	3,199

Exchange rate differences	(407)	84	(26)	(14)	(433)	70
Other changes	(58)	88	19	(76)	(39)	12

Closing balance	5,340	6,172	202	475	5,542	6,647

ING Group had an outstanding balance of EUR 52 million as at December 31, 2008 (2007: EUR 66 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean-up, the management of ING Group considers facts currently known and current legislation and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been obtained to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.
Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% (2007: 3.8% to 4.3%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in investment contracts liabilities:

	2008	2007

Opening balance	23,652	20,750
Changes in the composition of the group	(548)	(277)

	23,104	20,473

Current year liabilities	8,635	12,890

Prior year provisions
— payments to contract holders	(8,472)	(9,697)
— interest accrual	268	408
— valuation changes investments	(1,535)	576

	(9,739)	(8,713)

Exchange rate differences	(1,111)	(1,147)
Other changes	196	149

Closing balance	21,085	23,652

Gross claims development table:

	Underwriting year
	2004	2005	2006	2007	2008	Total

Estimate of cumulative claims:
At the end of underwriting year	2,023	1,891	1,889	1,898	2,851
1 year later	1,785	1,754	1,821	1,798
2 years later	1,594	1,620	1,708
3 years later	1,537	1,568
4 years later	1,520

Estimate of cumulative claims	1,520	1,568	1,708	1,798	2,851	9,445

Cumulative payments	(1,153)	(1,077)	(1,072)	(833)	(1,343)	(5,478)

	367	491	636	965	1,508	3,967
Effect of discounting	(35)	(51)	(63)	(82)	(125)	(356)

Liability recognized	332	440	573	883	1,383	3,611

Liability relating to prior underwriting years						1,931

Total amount recognized in the balance sheet						5,542

The Group applies the exemption provided for in IFRS-EU not to present Gross claims development for annual periods beginning before January 1, 2004 (the date of transition to IFRS-EU) as it is impracticable to obtain such information.
18 AMOUNTS DUE TO BANKS
Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2008, liabilities concerning securities sold in repurchase transactions amounted to EUR 41,336 million (2007: EUR 29,604 million).
Amounts due to banks by type:

	Netherlands		International		Total

	2008	2007	2008	2007	2008	2007

Non-interest bearing	1,108	3,527	2,482	3,580	3,590	7,107
Interest bearing	74,580	72,257	74,095	87,608	148,675	159,865

	75,688	75,784	76,577	91,188	152,265	166,972

19 CUSTOMER DEPOSITS AND OTHER FUNDS ON DEPOSIT

	2008	2007

Savings accounts	263,637	275,127
Credit balances on customer accounts	174,141	161,204
Corporate time deposits	80,230	86,151
Other	4,775	2,734

	522,783	525,216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Customer deposits and other funds on deposits by type:

	Netherlands		International		Total

	2008	2007	2008	2007	2008	2007

Non-interest bearing	14,220	15,100	5,330	3,905	19,550	19,005
Interest bearing	195,727	192,808	307,506	313,403	503,233	506,211

	209,947	207,908	312,836	317,308	522,783	525,216

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2008, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 5,759 million (2007: EUR 3,725 million).
Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.
20 FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

	2008	2007

Trading liabilities	152,616	148,988
Non-trading derivatives	21,773	6,951
Designated as at fair value through profit and loss	14,009	13,882

	188,398	169,821

Trading liabilities by type:

	2008	2007

Equity securities	3,338	12,271
Debt securities	12,448	10,301
Funds on deposit	64,463	97,857
Derivatives	72,367	28,559

	152,616	148,988

As at December 31, 2008, the Funds on deposit include amounts payable of EUR 63,107 million (2007: EUR 93,781 million) with regard to repurchase transactions.
Non-trading derivatives by type:

	2008	2007

Derivatives used in:
— fair value hedges	8,912	958
— cash flow hedges	6,089	3,188
— hedges of net investments in foreign operations	370	352
Other non-trading derivatives	6,402	2,453

	21,773	6,951

Designated as at fair value through profit and loss by type:

	2008	2007

Debt securities	9,963	10,902
Funds entrusted	1,972	756
Subordinated liabilities	1,733	1,876
Other	341	348

	14,009	13,882

The change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in the credit risk of that liability during 2008 was EUR 230 million (2007: EUR 20 million). This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 14,336 million (2007: EUR 13,845 million).
21 OTHER LIABILITIES
Other liabilities by type:

	2008	2007

Deferred tax liabilities	3,602	3,432
Income tax payable	940	877
Pension benefits	609	425
Post-employment benefits	219	232
Other staff-related liabilities	342	355
Other taxation and social security contributions	1,104	1,123
Deposits from reinsurers	909	427
Accrued interest	17,552	13,606
Costs payable	3,764	2,744
Amounts payable to brokers	89	114
Amounts payable to policyholders	2,231	2,283
Reorganization provision	583	619
Other provisions	969	781
Share-based payment plan liabilities	11	14
Property under development for third parties	175	284
Amounts to be settled	3,753	4,156
Dividend payable	425
Taiwan — liabilities held for sale	15,020
Other	8,235	12,387

	60,532	43,859

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Changes in deferred tax:

		Change	Change	Changes in the	Exchange
	Net liability	through	through	composition	rate		Net liability
	2007	equity	net result	of the group	differences	Other	2008

Investments	258	(5,409)	(463)	114	(268)	350	(5,418)
Financial assets and liabilities at fair value through profit and loss	156	(2)	(303)	17	(10)	170	28
Deferred acquisition costs and VOBA	3,047	778	36	(632)	266	(14)	3,481
Fiscal reserve	15		(3)	(1)		(11)
Depreciation	(11)	1	3	22	(4)	4	15
Insurance provisions	(871)	450	(104)	571	(56)	(484)	(494)
Cash flow hedges	43	154	(10)		12	78	277
Other provisions	(1,146)	19	(255)	41	(70)	(11)	(1,422)
Receivables	100		(41)	(12)	(1)	(107)	(61)
Loans and advances to customers	96		494	(1)	(4)	(25)	560
Unused tax losses carried forward	(932)		(633)	97	(20)	(165)	(1,653)
Other	(46)	(52)	24	41	(77)	365	255

	709	(4,061)	(1,255)	257	(232)	150	(4,432)

Comprising:
— deferred tax liabilities	3,432						3,602
— deferred tax assets	(2,723)						(8,034)

	709						(4,432)

Changes in deferred tax:

		Change	Change	Changes in the	Exchange
	Net liability	through	through	composition	rate		Net liability
	2006	equity	net result	of the group	differences	Other	2007

Investments	1,375	(1,243)	213	(17)	56	(126)	258
Financial assets and liabilities at fair value through profit and loss	119	(40)	82	(11)	(2)	8	156
Deferred acquisition costs and VOBA	3,201	3	151		(312)	4	3,047
Fiscal reserve	3		8			4	15
Depreciation	28	3	(26)	(5)	1	(12)	(11)
Insurance provisions	(1,490)	116	339		93	71	(871)
Other provisions	(1,081)	238	(174)	(28)	109	(210)	(1,146)
Receivables	196		(128)	1	(2)	33	100
Loans and advances to customers	102	5	(7)		(1)	(3)	96
Unused tax losses carried forward	(909)	(15)	(26)	1	76	(59)	(932)
Other	626	(767)	27	117	3	(9)	(3)

	2,170	(1,700)	459	58	21	(299)	709

Comprising:
— deferred tax liabilities	4,042						3,432
— deferred tax assets	(1,872)						(2,723)

	2,170						709

Other in Net liability 2006 and Change through equity in 2007 mainly relates to the cash flow hedge reserve in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Deferred tax in connection with unused tax losses carried forward:

	2008	2007

Total unused tax losses carried forward	6,392	3,814
Unused tax losses carried forward not recognized as a deferred tax asset	(638)	(688)

Unused tax losses carried forward recognized as a deferred tax asset	5,754	3,126

Average tax rate	28.7%	29.8%

Deferred tax asset	1,653	932

The following tax loss carry forwards and tax credits will expire as follows as at December 31,:
Total unused tax losses carried forward analysed by expiry terms:

	No deferred tax		Deferred tax
	asset recognized		asset recognized

	2008	2007	2008	2007

Within 1 year	2	64	56	41
More than 1 year but less than 5 years	68	176	425	249
More than 5 years but less than 10 years	219	230	2,802	610
More than 10 years but less than 20 years	298	71	1,540	1,010
Unlimited	51	147	931	1,216

	638	688	5,754	3,126

Deferred income tax assets are recognized for tax loss carry forwards and unused tax credits only to the extent that realization of the related tax benefit is probable. Changes in circumstances in future periods may adversely impact the assessment of recoverability. The uncertainty of the recoverability of the tax losses and tax credits is taken into account in establishing the deferred tax assets.
Changes in reorganization provision:

	2008	2007

Opening balance	619	335
Changes in the composition of the group	(22)
Additions	162	507
Interest	15	9
Releases	(18)	(62)
Charges	(169)	(175)
Exchange rate differences	(6)	(3)
Other changes	2	8

Closing balance	583	619

The provision for reorganizations as at December 31, 2008 includes EUR 360 million for the restructuring of the retail business of Postbank and ING Bank.
The provision for reorganizations as at December 31, 2007 includes EUR 252 million for the restructuring of the retail business of Postbank and ING Bank and EUR 100 million for the global wholesale restructuring. The remaining term of the provision for reorganizations is generally not more than five years.
Changes in other provisions

	Litigation		Other		Total

	2008	2007	2008	2007	2008	2007

Opening balance	229	189	552	531	781	720
Changes in the composition of the group	(1)	13	8	47	7	60
Additions	202	34	313	325	515	359
Releases			(6)	(149)	(6)	(149)
Charges	(28)	(24)	(279)	(195)	(307)	(219)
Exchange rate differences	(6)	1	(15)	(8)	(21)	(7)
Other changes	(25)	16	25	1		17

Closing balance	371	229	598	552	969	781

Included in Other provisions in 2008 is a provision for a loss of EUR 292 million relating to the agreed disposal of ING Life Taiwan as disclosed in Note 29 ‘Companies acquired and companies disposed’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Included in Other provisions in 2007 is a provision for a loss of EUR 129 million relating to the agreed disposal of NRG as disclosed in Note 29 ‘Companies acquired and companies disposed’.
In general, Other provisions are of a short-term nature.
The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.
Pension and post-employment benefits
Summary of pension benefits:

	2008	2007	2006	2005

Defined benefit obligation	14,271	14,499	15,758	15,782
Fair value of plan assets	13,366	14,708	14,361	12,937

	905	(209)	1,397	2,845

Unrecognized past service costs	(5)	(3)
Unrecognized actuarial gains/(losses)	(2,072)	198	(687)	(1,778)

	(1,172)	(14)	710	1,067

Presented as:
— Other liabilities	609	425	961	1,067
— Other assets	(1,781)	(439)	(251)

	(1,172)	(14)	710	1,067

Summary of post-employment benefits:

	2008	2007	2006	2005

Defined benefit obligation	210	220	239	441

	210	220	239	441

Unrecognized past service costs	2	4	10	(6)
Unrecognized actuarial gains/(losses)	7	8	(2)	(27)

	219	232	247	408

Presented as:
— Other liabilities	219	232	247	408

	219	232	247	408

The Group maintains defined benefit retirement plans in its major countries of operation. These plans generally cover all employees and provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.
Annual contributions are paid to the funds at a rate necessary to adequately finance the accrued liabilities of the plans calculated in accordance with local legal requirements. Plans in all countries comply with applicable local regulations governing investments and funding levels.
The Group provides other post-employment employee benefits to certain employees and former employees. These are primarily post-employment healthcare benefits and discounts on ING products provided to employees and former employees.
Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities. The amount incurred in 2008 was EUR 68 million (2007: EUR 68 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Actuarial gains and losses related to pensions and post-employment benefits for the year ended December 31, 2008 include EUR (2,647) million (2007: EUR (789) million; 2006: EUR (180) million) experience gain adjustments for assets and EUR (70) million (2007: EUR 83 million; 2006: EUR (163) million) experience gain adjustments for liabilities.
Changes in defined benefit obligations

			Post-employment
			benefits other
	Pension benefits		than pensions

	2008	2007	2008	2007

Opening balance	14,499	15,758	220	239
Current service cost	356	408	(1)	11
Interest cost	787	739	12	13
Employer’s contribution			2
Participants contributions	7	2
Benefits paid	(601)	(556)	(8)	(13)
Actuarial gains and losses	(369)	(1,727)	1	(8)
Past service cost	79	(83)	1
Changes in the composition of the group and other changes	(169)	207	(18)	(11)
Effect of curtailment or settlement	(135)	(32)
Exchange rate differences	(183)	(217)	1	(11)

Closing balance	14,271	14,499	210	220

Relating to:
— funded plans	14,219	14,441
— unfunded plans	52	58	210	220

	14,271	14,499	210	220

The estimated unrecognized past services cost and unrecognized actuarial gains and losses for the defined benefit plans to be amortized to pension and other staff related liability costs during 2009 are nil and EUR 46 million, respectively.
Changes in fair value of plan assets:

	Pension benefits

	2008	2007

Opening balance	14,708	14,361
Expected return on plan assets	886	869
Employer’s contribution	1,366	816
Participants contributions	7	6
Benefits paid	(584)	(540)
Actuarial gains and losses	(2,647)	(789)
Changes in the composition of the group and other changes	(127)	176
Exchange rate differences	(243)	(191)

Closing balance	13,366	14,708

The actual return on the plan assets amounted to EUR (1,761) million (2007: EUR 80 million).
No plan assets are expected to be returned to ING Group during 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Pension investment strategy
The primary financial objective of ING Employee Benefit Plans (the Plans) is to secure participant retirement benefits. As such, the key objective in the Plans’ financial management is to promote stability and, where appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities). The investment strategy for the Plans’ portfolios of assets (the Funds) balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Funds in an effort to accomplish the Plans’ funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolios among industry sectors, geographical areas, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by precise mandates and are measured against specific benchmarks. Factors considered by the fund managers include balancing security concentration, investment style, and reliance on particular active investment strategies. The asset mixes of the Funds are reviewed on a regular basis. Generally, the Funds’ asset mixes will be rebalanced to the target mixes as individual portfolios approach their minimum or maximum levels.
Categories of plan assets in percentages:

				Weighted
				average expected
	Target allocation	Percentage of plan assets		long term rate of return
	2009	2008	2007	2008	2007

Equity securities	33	33	33	8.1	8.1
Debt securities	54	53	52	4.7	4.7
Other	13	14	15	6.5	6.5

	100	100	100	6.2	6.2

Equity securities include ING Group ordinary shares of EUR 4 million (0.3% of total plan assets) as at December 31, 2008 (2007: EUR 5 million, 0.3% of total plan assets). Other includes mainly real estate. Real estate occupied by ING Group as at December 31, 2008 which is included in Other includes nil (0.0% of total plan assets) (2007: nil, 0.0% of total plan assets).
Determination of expected return on assets
An important aspect of financial reporting is the assumption used for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plans’ asset allocations, historical returns on the types of assets held in the Funds, and the current economic environment. Based on these factors, it is expected that the Funds’ assets will earn an average annual percentage in the long term. This estimate takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Funds. For estimation purposes, it is assumed that the long term asset mixes will be consistent with the current mixes. Changes in the asset mixes could have an impact the amount of recognized pension income or expense, the funded status of the Plans, and the need for future cash contributions.
Weighted averages of basic actuarial assumptions in annual % as at December 31,:

			Post-employment benefits
	Pension benefits		other than pensions
	2008	2007	2008	2007

Discount rates	5.70	5.60	5.50	5.70
Mortality rates	1.60	1.60	1.60	1.60
Expected rates of salary increases (excluding promotion increases)	2.70	2.80	3.20	3.20
Medical cost trend rates			6.60	7.00
Consumer price inflation	2.10	2.10	2.10	2.30
The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.
The presented discount rate is the weighted average of the discount rates that are applied in different countries. These rates are based on AA corporate bond yields of the specific countries with durations matching the pension liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 4 million as at December 31, 2008 (2007: EUR 4 million) and nil increase in the charge for the year (2007: nil). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 4 million as at December 31, 2008 (2007: EUR 4 million) and nil decrease in the charge for the year (2007: nil).
Expected cash flows
During 2009 the expected contributions to pension plans are EUR 1,014 million (2008: EUR 633 million). Additionally ING Group has committed to make an additional contribution of EUR 814 million. This contribution is payable in the first quarter of 2009.
The following benefit payments, which reflect expected future service as appropriate, are expected to be paid by the plan:
Benefit payments:

		Post-employment
	Pension	benefits other
	benefits	than pensions

2009	403	21
2010	429	22
2011	458	22
2012	463	22
2013	465	23
Years 2014 — 2018	2,380	91
Taiwan — liabilities held for sale:

2008

Insurance and investments contracts	14,294
Financial liabilities at fair value through profit and loss	126
Other liabilities	600

Taiwan — liabilities held for sale	15,020

Reference is made to Note 29 ‘Companies acquired and disposed’. As at December 31, 2008 ING Life Taiwan is classified as held for sale in the consolidated balance sheet. Amounts as at December 31, 2007 are presented in the relevant balance sheet lines.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.1.4. ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
22 ASSETS AND LIABILITIES BY CONTRACTUAL MATURITY
Assets and liabilities by contractual maturity:

	Less than	1-3	3-12	1-5	Over 5	Maturity not
2008	1 month	months	months	years	years	applicable	Total

ASSETS
Cash and balances with central banks	22,045						22,045
Amounts due from banks	32,620	3,086	5,019	6,299	1,423		48,447
Financial assets at fair value through profit and loss — trading assets	52,759	13,871	22,061	36,396	34,784	507	160,378
— investments for risk of policyholders (1)						95,366	95,366
— non-trading derivatives	2,456	1,024	1,521	3,907	7,531	45	16,484
— designated as at fair value through profit and loss	703	232	829	2,057	2,154	2,302	8,277
Investments
— available-for-sale	4,508	10,485	14,589	77,844	101,595	33,831	242,852
— held-to-maturity	74	139	1,109	10,758	3,360		15,440
Loans and advances to customers	145,911	16,390	30,279	111,262	314,858	1,091	619,791
Reinsurance contracts	30	46	204	886	1,148	3,483	5,797
Intangible assets	3	7	315	810	2,268	3,512	6,915
Deferred acquisition costs						11,843	11,843
Other assets	15,446	19,981	9,526	7,075	8,254	2,695	62,977
Remaining assets (where maturities are not applicable) (2)						15,051	15,051

Total assets	276,555	65,261	85,452	257,294	477,375	169,726	1,331,663

LIABILITIES
Subordinated loans						10,281	10,281
Debt securities in issue	25,666	24,299	11,886	24,585	10,052		96,488
Other borrowed funds	3,354	4,700	2,668	6,505	13,971		31,198
Insurance and investment contracts	2,345	2,485	9,289	33,569	93,538	99,564	240,790
Amounts due to banks	83,456	38,600	17,626	9,454	3,129		152,265
Customer deposits and other funds on deposit	438,451	18,801	49,951	12,843	2,737		522,783
Financial liabilities at fair value through profit and loss
— trading liabilities	62,251	13,121	16,632	31,011	29,598	3	152,616
— non-trading derivatives	1,316	882	1,134	7,831	10,575	35	21,773
— designated as at fair value through profit and loss	573	833	2,429	5,935	4,239		14,009
Other liabilities	17,053	20,802	9,540	7,855	3,715	1,567	60,532

Total liabilities	634,465	124,523	121,155	139,588	171,554	111,450	1,302,735

(1)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(2)	Included in remaining assets where maturities are not applicable are:

— property and equipment;

— real estate investments;

— investments in associates.
Note: Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.
Amounts presented in this table by contractual maturity are on an undiscounted basis, excluding interest receivable/payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Assets and liabilities by contractual maturity:

	Less than	1-3	3-12	1-5		Maturity not
2007	1 month	months	months	years	Over 5 years	applicable	Total

ASSETS
Cash and balances with central banks	12,406						12,406
Amounts due from banks	25,939	5,736	8,705	6,591	1,904		48,875
Financial assets at fair value through profit and loss
— trading assets	111,771	11,512	15,003	24,061	29,893	973	193,213
— investments for risk of policyholders (1)						114,827	114,827
— non-trading derivatives	403	115	758	2,651	3,708	2	7,637
— designated as at fair value through profit and loss	1,504	610	1,894	1,999	5,043	403	11,453
Investments
— available-for-sale	4,184	7,016	13,267	71,107	135,992	44,331	275,897
— held-to-maturity	232	287	1,093	8,504	6,637		16,753
Loans and advances to customers	131,610	17,234	26,654	93,545	280,738	3,183	552,964
Reinsurance contracts	21	36	308	307	2,725	2,477	5,874
Intangible assets	2	4	111	391	1,120	4,112	5,740
Deferred acquisition costs						10,692	10,692
Other assets	14,399	2,771	15,838	4,195	2,845	51	40,099
Remaining assets (where maturities are not applicable) (2)						16,080	16,080

Total assets	302,471	45,321	83,631	213,351	470,605	197,131	1,312,510

LIABILITIES
Preference shares						21	21
Subordinated loans						7,325	7,325
Debt securities in issue	22,277	13,899	6,210	14,787	9,822		66,995
Other borrowed funds	434	4,847	916	7,059	13,802		27,058
Insurance and investment contracts	1,855	3,907	10,712	33,854	97,244	118,140	265,712
Amounts due to banks	117,179	28,758	12,935	6,862	1,238		166,972
Customer deposits and other funds on deposit	463,995	23,988	26,864	8,369	2,000		525,216
Financial liabilities at fair value through profit and loss
— trading liabilities	94,966	8,085	12,963	12,410	20,492	72	148,988
— non-trading derivatives	255	317	521	2,937	2,921		6,951
— designated as at fair value through profit and loss	873	771	2,395	5,912	3,931		13,882
Other liabilities	14,292	4,920	12,067	6,420	2,844	3,316	43,859

Total liabilities	716,126	89,492	85,583	98,610	154,294	128,874	1,272,979

(1)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(2)	Included in remaining assets where maturities are not applicable are:

— property and equipment

— real estate investments

— investments in associates.

Note: Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.
Amounts presented in this table by contractual maturity are on an undiscounted basis, excluding interest receivable/payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
23 DERIVATIVES AND HEDGE ACCOUNTING
Use of derivatives and hedge accounting
As described in the ‘Risk management’ section, ING Group uses derivatives (principally interest rate swaps and cross currency interest rate swaps) for economic hedging purposes in the management of its asset and liability portfolios and structural positions. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified exposure to reduce that exposure. The impact of ING Group’s hedging activities is to optimise the overall cost to the Group of accessing debt capital markets and to mitigate the market risk which would otherwise arise from structural imbalances in the duration and other profiles of its assets and liabilities. In addition, hedging activities are undertaken to hedge against the interest rate risk in the mortgage offer period in relation to retail mortgages and to lock-in the interest margin in relation to interest bearing assets and the related funding.
The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-EU hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS-EU are classified and accounted for according to the nature of the instrument hedged and the type of IFRS-EU hedge model that is applicable. The three models applicable under IFRS-EU are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in section ‘Principles of valuation and determination of results’.
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
With respect to exchange rate and interest rate derivative contracts, the notional or contractual amounts of these instruments is indicative of the nominal value of transactions outstanding at the balance sheet date; however they do not represent amounts at risk. ING Group uses credit derivatives to manage its exposure to credit risk, including total return swaps and credit default swaps, to sell or buy protection for credit risk exposures in the loan, investment and trading portfolios. Hedge accounting is not applied in relation to credit derivatives.
Fair value hedge accounting
ING Group’s fair value hedges principally consist of interest rate swaps and cross-currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates.
Gains and losses on derivatives designated under fair value hedge accounting are recognized in the profit and loss account. The effective portion of the fair value change on the hedged item is also recognized in the profit and loss account. As a result, only the net accounting ineffectiveness has an impact on the net result.
For the year ended December 31, 2008, ING Group recognized EUR (5,492) million (2007: EUR 697 million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR (5,697) million (2007: EUR 663 million) fair value changes recognized on hedged items. This resulted in EUR 205 million (2007: EUR 34 million) net accounting ineffectiveness recognized in the profit and loss account. As at December 31, 2008, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR (5,050) million (2007: EUR 994 million), presented in the balance sheet as EUR 3,862 million (2007: EUR 1,952 million) positive fair values under assets and EUR 8,912 million (2007: EUR 958 million) negative fair values under liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-EU ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revized estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket. ING applies the IFRS-EU ‘carve-out’ to its retail operations in which the net exposure of retail funding (savings and current accounts) and retail lending (mortgages) is hedged. The hedging activities are designated under a portfolio fair value hedge on the mortgages, using the IFRS-EU provisions.
Cash flow hedge accounting
ING Group’s cash flow hedges principally consist of (forward) interest rate swaps and cross-currency interest rate swaps that are used to protect against its exposure to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows for the respective portfolios form the basis for identifying the notional amount subject to interest rate risk that is designated under cash flow hedge accounting.
Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recognized in Shareholders’ equity. Interest cash flows on these derivatives are recognized in the profit and loss account in interest income consistent with the manner in which the forecast cash flows affect net result. The gains and losses on ineffective portions of such derivatives are recognized immediately in the profit and loss account.
For the year ended December 31, 2008, ING Group recognized EUR 746 million (2007: EUR (925) million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at December 31, 2008 was EUR 1,457 million (2007: EUR 574 million) gross and EUR 1,177 million (2007: EUR 431 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 40 years for insurance operations and 21 years for banking operations, with the largest concentrations in the range of 20 to 30 years and 35 to 40 years for insurance operations and 1 to 15 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting of EUR 22 million (2007: EUR (9) million) was recognized in the profit and loss account.
As at December 31, 2008, the fair values of outstanding derivatives designated under cash flow hedge accounting was EUR (318) million (2007: EUR 229 million), presented in the balance sheet as EUR 5,771 million (2007: EUR 3,417 million) positive fair values under assets and EUR 6,089 million (2007: EUR 3,188 million) negative fair values under liabilities.
As at December 31, 2008 and December 31, 2007, there were no non-derivatives designated as hedging instruments for cash flow hedge accounting purposes.
Included in Interest income and interest expense on non-trading derivatives is EUR 3,082 million (2007: EUR 1,533 million) and EUR 2,744 million (2007: EUR 1,242 million), respectively, relating to derivatives used in cash flow hedges.
Hedges of net investments in foreign operations
ING Group’s net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding that are used to protect against foreign currency exposures on foreign subsidiaries.
Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognized in Shareholders’ equity. The balance in equity is recognized in the profit and loss account when the related foreign subsidiary is disposed. The gains and losses on ineffective portions are recognized immediately in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
As at December 31, 2008, the fair values of outstanding derivatives designated under net investment hedge accounting was EUR 300 million (2007: EUR (71) million), presented in the balance sheet as EUR 670 million (2007: EUR 281 million) positive fair values under assets and EUR 370 million (2007: EUR 352 million) negative fair values under liabilities.
As at December 31, 2008, the fair values of outstanding non-derivatives designated under net investment hedge accounting was EUR (881) million (2007: EUR (1,318) million), presented in the balance sheet as negative fair values under liabilities. Non-derivatives designated as hedging instruments consist mainly of loan agreements.
Accounting ineffectiveness recognized in the profit and loss account for the year ended December 31, 2008 on derivatives and non-derivatives designated under net investment hedge accounting was EUR (6) million (2007: EUR (14) million).
24 MAXIMUM CREDIT EXPOSURE
ING’s maximum credit exposure as at December 31, 2008 and 2007 is represented as follows:

	2008	2007

Cash and balances with central banks	22,045	12,406
Amounts due from banks
— loans and advances to banks	40,705	45,790
— cash advances, overdrafts and other balances	7,742	3,098
Trading assets
— debt securities	26,652	37,345
— loans and receivables	59,449	116,164
— derivatives	71,925	28,592
Non-trading derivatives	16,484	7,637
Designated as at fair value through profit and loss	8,277	11,453
Available-for-sale debt securities	234,030	255,950
Held-to-maturity debt securities	15,440	16,753
Loans and advances to customers
— policy loans	2,960	3,468
— public authorities	26,385	23,638
— secured by mortgages	318,917	290,933
— guaranteed by credit institutions	548	2,528
— personal loans	5,244	5,453
— other personal lending	26,894	24,204
— other corporate lending	244,452	204,528
— other	1,919	1,351
Reinsurance contracts	5,797	5,874
Reinsurance and insurance receivables	3,683	3,664
Other receivables	8,334	10,389

Maximum credit exposure on balance sheet	1,147,882	1,111,218

Off-balance sheet credit commitments
— commitments — Insurance	4,221	4,477
— guarantees — Insurance	2,460	173
— discounted bills — Bank	1	1
— guarantees — Bank	22,391	19,018
— irrevocable letters of credit — Bank	10,458	11,551
— other — Bank	453	350
— irrevocable facilities	89,081	100,707

Maximum credit exposure off balance sheet	129,065	136,277

Maximum credit exposure	1,276,947	1,247,495

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The manner in which ING manages credit risk and determines credit risk exposures for that purpose is explained in the ‘Risk management’ section.
25 ASSETS NOT FREELY DISPOSABLE
The assets not freely disposable consist primarily of interest bearing securities pledged to secure deposits from De Nederlandsche Bank (the Dutch central bank) and other banks and serve to secure margin accounts or are used for other purposes required by law. The assets not freely disposable and the items for which they are held are as follows:

	2008	2007

Investments	6,521	5,807
Loans and advances to customers	3,136	911
Banks	6,889	1,602
Other assets	5,677	4,609

	22,223	12,929

Banks includes Amounts due from banks and balances with central banks. ING Bank N.V. has an obligation to maintain a reserve with an average monthly balance with the Dutch central bank. In December 2008 the required monthly average was EUR 5,810 million (2007: EUR 5,676 million). As at December 31, 2008 the balance on this reserve was EUR 3,529 million (2007: EUR 1,375 million).
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

	2008	2007

Insurance operations
Commitments	4,221	4,477
Guarantees	2,460	173

	6,681	4,650

Banking operations
Contingent liabilities in respect of
— discounted bills	1	1
— guarantees	22,391	19,018
— irrevocable letters of credit	10,458	11,551
— other	453	350

	33,303	30,920

Irrevocable facilities	89,081	100,707

	129,065	136,277

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Other contingent liabilities include acceptances of bills and are of a short-term nature. Other contingent liabilities also include contingent liabilities resulting from the normal operations of the Real Estate business including obligations under development and construction contracts. None of the items included in Other contingent liabilities are individually significant.
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
Future rental commitments for operating lease contracts:

2009	209
2010	182
2011	166
2012	152
2013	129
years after 2013	166
27 SPECIAL PURPOSE ENTITIES AND SECURITIZATION
Securitization
ING as originator
ING Group enters into synthetic securitization programmes in order to reduce credit risk on certain assets. In synthetic securitizations, ING enters into a credit default swap with securitization Special Purpose Entities (SPEs), in relation to which ING purchases credit protection in respect of residential mortgage loans and loans to small and medium-sized enterprises. The SPEs have in turn hedged their exposure with investors through the issue of credit linked notes or credit linked commercial paper. As a result of these transactions, ING Group has transferred a substantial part of the credit risk related to these loan portfolios to third-party investors. In general, the third-party investors in securities issued by the SPE have recourse only to the assets of the SPE and not to ING Group.
After securitization of these assets ING Group continues to recognize them on its balance sheet under Loans and advances to customers. These transactions are therefore not off-balance sheet arrangements.
Assets under synthetic securitization programmes:

	2008	2007

Loans to small and medium-sized	8,603	8,946
Corporate loans		430
Mortgages	6,101	6,488

Total	14,704	15,864

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
ING Group supports the commercial paper programmes by providing the SPE with short-term standby liquidity facilities. These liquidity facilities are intended primarily to cover temporarily disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programmes are supported by granting structured liquidity facilities to the SPE, in which ING Group covers at least some of the credit risk incorporated in these programmes itself (in addition to normal liquidity facilities), and might suffer credit losses as a consequence. Furthermore, under a Programme Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions. The SPE is included in the consolidation of ING Group. This transaction is therefore not an off-balance sheet arrangement.

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
ING Group receives market-rate fees for structuring, asset managing and distributing CDO-securities to investors. The total amount of these fees is not significant.
ING as investor
As part of its investment activities, ING invests in securitizations by purchasing notes from securitization SPEs. For certain own asset securitization programmes ING acts as a market maker and holds limited positions in this capacity.
Non-cash investments are made by ING by selling credit protection in the market using credit default swaps.
Other entities
ING Group is also a party to other SPEs used, for example, in structured finance and leasing transactions.
Investment funds
ING as fund manager and investor
ING Group sets up investment funds for which it acts as a fund manager and sole investor at the inception of the fund. Subsequently, ING will seek third-party investors to invest in the fund, thereby reducing the interest of ING Group. In general, ING Group will maintain a small percentage of interest in these funds. These funds are included in the consolidated financial statements of the Group if and when control exists, taking into account both ING’s financial interests for own risk and its role as investment manager.
ING as fund manager
ING acts as fund manager for several funds. Fees related to these management activities are charged on an at arm’s-length basis. In general, as a fund manager ING will hold these funds in a fiduciary capacity. These funds are therefore generally not included in the consolidated financial statements of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
28 PRINCIPAL SUBSIDIARIES
The principal subsidiaries of ING Groep N.V. are as follows:

Companies treated as part of the insurance operations
ING Verzekeringen N.V.	The Netherlands
ING Verzekeringen Nederland N.V.	The Netherlands
ING Vastgoed Belegging B.V.	The Netherlands
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands
Parcom Ventures B.V.	The Netherlands
Postbank Levensverzekering N.V.	The Netherlands
Postbank Schadeverzekering N.V.	The Netherlands
RVS Levensverzekering N.V.	The Netherlands
RVS Schadeverzekering N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Zivotna Poistovna a.s.	Slovakia
ING Nationale-Nederlanden Polska S.A.	Poland
ING Nationale-Nederlanden Polska Powszechne Towarzystwo Emerytaine S.A.	Poland
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Greek General Insurance Company S.A.	Greece
ING Nationale-Nederlanden Magyarorszagi Biztosito Rt.	Hungary
Nationale-Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale-Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain
ING Canada Inc.	Canada
Belair Insurance Company Inc.	Canada
ING Insurance Company of Canada	Canada
ING Novex Insurance Company of Canada	Canada
ING America Insurance Holdings, Inc.	United States of America
ING International Insurance Holdings, Inc.	United States of America
ING Life Insurance and Annuity Company	United States of America
ING North America Insurance Corporation	United States of America
Lion Connecticut Holdings Inc.	United States of America
ReliaStar Life Insurance Company	United States of America
ReliaStar Life Insurance Company of New York	United States of America
Security Life of Denver Insurance Company	United States of America
ING USA Annuity and Life Insurance Company	United States of America
ING Seguros de Vida S.A.	Chile
AFP Capital S.A.	Chile
ING Afore S.A. de C.V.	Mexico
ING Life Insurance Company (Japan) Limited	Japan
ING Life Insurance Company (Korea) Limited	South Korea
ING Life Insurance Company of America	United States of America
ING Australia Holdings Limited	Australia
ING Australia Pty Limited	Australia
ING Re (Netherlands) N.V.	The Netherlands

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

Companies treated as part of the banking operations

ING Bank N.V.	The Netherlands
ING Bank Nederland N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease Holding B.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
InterAdvies N.V.	The Netherlands
Nationale-Nederlanden Financiële Diensten B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
Postbank N.V.	The Netherlands
Postbank Groen N.V.	The Netherlands
Westland Utrecht Hypotheekbank N.V.	The Netherlands
ING België N.V.	Belgium
ING Bank Slaski S.A.	Poland
ING Bank Deutschland A.G.	Germany
ING Financial Holdings Corporation	United States of America
ING Middenbank Curaçao N.V.	Netherlands Antilles
ING Vysya Bank Ltd.	India
ING Direct N.V.	Canada, Germany, Spain, Australia, France, United States of America, Italy, United Kingdom
ING Bank A.S.	Turkey

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
29 COMPANIES ACQUIRED AND COMPANIES DISPOSED
The initial accounting for the fair value of the net assets of the companies acquired during the year has been determined only provisionally. The initial accounting shall be completed within a year of acquisition.
Most significant companies acquired in 2008

	Chile
	Pension
	business of				Universal Lease
	Santander	CitiStreet	Oyak Emeklilik	Interhyp AG	Iberia	Total

General
Primary line of business	Insurance	Insurance	Insurance	Bank	Bank

	January	July	December	August	October
Date of acquisition	16, 2008	1, 2008	1, 2008	1, 2008	1, 2008

Percentage of voting shares acquired	100%	100%	100%	99%	100%

Purchase price
Purchase price	397	578	110	418		1,503
Costs directly attributable to the acquisition	4	5				9

Cash purchase price	401	583	110	418		1,512

Cash in company acquired		45	35			80

Cash outflow on acquisition (2)	401	538	75	418		1,432

Assets
Cash assets		45	35			80
Investments	8					8
Loans and advances to customers	6					6
Amounts due from banks				43		43
Financial assets at fair value through profit and loss	78					78
Intangible assets	31	73				104
Miscellaneous other assets	2	24	8	20	235	289

Liabilities
Insurance and investment contracts	7					7
Customer deposits and other funds on deposit					224	224
Miscellaneous other liabilities	6	26	2	16	20	70

Net assets	112	116	41	47	(9)	307
Minority interests

Net assets acquired	112	116	41	47	(9)	307

Goodwill recognized (1)	285	462	69	371	9	1,196

Profit since date of acquisition	3	(7)		(7)		(11)
Income if acquisition effected at start of year	17	275	12	61	42	407
Profit if acquisition effected at start of year	1	8		(20)	(1)	(12)

(1)	Goodwill recognized in 2008 on immaterial acquisitions and real estate portfolios was EUR 133 million, resulting in total Goodwill recognized in 2008 of EUR 1,329 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.
Acquisitions effective in 2008
In December 2008, ING acquired 100% of the voluntary pension fund Oyak Emeklilik for a total consideration of EUR 110 million. Goodwill of EUR 69 million was recognized on the acquisition and is mainly attributable to the operational synergies and the future business potential resulting from the acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
In August 2008, ING acquired approximately 97% of Interhyp AG, Germany’s largest independent residential mortgage distributor for a total consideration of EUR 418 million. Goodwill of EUR 371 million was recognized on the acquisition and is mainly attributable to the future potential for enhancing ING’s distribution platforms in Europe resulting from the acquisition.
In July 2008, ING acquired 100% of CitiStreet, a leading retirement plan and benefit service and administration organization in the US defined contribution marketplace for a total consideration of EUR 578 million. Goodwill of EUR 462 million was recognized on the acquisition and is mainly attributable to the operational synergies and the future business potential resulting from the acquisition, making ING one of the largest defined contribution businesses in the US.
In January 2008, ING closed the final transaction to acquire 100% of Banco Santander’s Latin American pension and annuity businesses through the acquisition of the pension business in Chile. See Acquisitions effective in 2007 on page F-76 for full details of the entire deal.
Most significant companies disposed in 2008:

		Mexican
		non-life
	NRG	business	Total

General
Primary line of business	Insurance	Insurance

Sales proceeds
Sales proceeds	272	950	1,222

Cash proceeds	272	950	1,222

Cash in company disposed	12	26	38

Cash inflow on disposal (1)	260	924	1,184

Assets
Cash assets	12	26	38
Investments	461	1,146	1,607
Loans and advances to customers	137	65	202
Financial assets at fair value through profit and loss		41	41
Miscellaneous other assets	26	1,261	1,287

Liabilities
Insurance and investment contracts	210	1,497	1,707
Miscellaneous other liabilities	10	274	284

Net assets	416	768	1,184
% disposed	100%	100%

Net assets disposed	416	768	1,184

Gain/loss on disposal (2)	(144)	182	38

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.
Disposals effective in 2008
In December 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for EUR 272 million. The sale resulted in a net loss of EUR 144 million. As disclosed in note 21 ‘Other liabilities’ a loss on disposal of EUR 129 million was reported in 2007 (see page F-59). In 2008 EUR 15 million additional losses, predominantly relating to currency exchange rate changes were recognized.
In July 2008, ING announced it had completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced in February 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale resulted in a gain of EUR 182 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
In January 2008 ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners, resulting in a gain on disposal of EUR 55 million.
Disposals announced and occurring or expected to occur in 2009
In October 2008 ING announced that it had reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Furbon Financial Holding Co. Ltd. for approximately EUR 447 million. As at December 31, 2008 ING Life Taiwan qualified as a disposal group held for sale. The sale was completed on February 13, 2009. Consequently ING Life Taiwan will be deconsolidated in the first quarter of 2009. ING will be paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and the sale price being paid in subordinated debt securities of the acquirer. ING Life Taiwan is included in the segment Insurance Asia/Pacific. This transaction is expected to result in a loss of EUR 292 million. A provision has been recognized for this loss in Other liabilities. The loss has been recognized in 2008 in ‘Net gains/losses on disposal of group companies’ in the profit and loss account.
As mentioned in Acquisitions effective in 2007 ING acquired the AFJP Pension (Origenes AFJP S.A.) company in Argentina as part of the Santander transaction. In November 2008 the Government of Argentina passed legislation to nationalise the private pension system (AFJPs). Under the law, all client balances held by the private pension system would be transferred to the Argentina Government and AFJP’s pension business would be terminated. The law became effective in December 2008 when the Argentine Social Security Administration (ANSES) took ownership over the affiliate accounts. The nationalization impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. This resulted in a loss of EUR 188 million being recognized in 2008.
In February 2009, ING announced that it had agreed to sell its 70% stake in ING Canada for net proceeds of approximately EUR 1,265 million (CAD 2,163 million). The transaction was closed on February 19, 2009 and will be booked in 2009. This transaction will result in a decrease in Total assets of approximately EUR 5,471 million and a decrease of Total liabilities of approximately EUR 3,983 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Most significant companies acquired in 2007:

		Latin
		American
		Pension
		business of		Sharebuilder
	Landmark	Santander	Oyak Bank	Corporation	Total

General
Primary line of business	Insurance	Insurance	Bank	Bank

	July	December	December	November
Date of acquisition	31, 2007	4, 2007	31, 2007	15, 2007

Percentage of voting shares acquired	100%	100%	100%	100%

Purchase price
Purchase price	255	692	1,903	152	3,002
Costs directly attributable to the acquisition	2	8	2	1	13

Cash purchase price	257	700	1,905	153	3,015

Cash in company acquired	29	28	75	12	144

Cash outflow on acquisition (2)	228	672	1,830	141	2,871

Assets
Cash assets	29	28	75	12	144
Investments		86	1,332		1,418
Loans and advances to customers			4,824	15	4,839
Amounts due from banks			508		508
Financial assets at fair value through profit and loss		520	41	2	563
Intangible assets		154	236		390
Miscellaneous other assets	18	85	474	80	657

Liabilities
Insurance and investment contracts		500			500
Amounts due to banks			632		632
Customer deposits and other funds on deposit			5,369		5,369
Miscellaneous other liabilities		182	601	51	834

Net assets	47	191	888	58	1,184
Minority interests

Total net assets acquired	47	191	888	58	1,184

Goodwill recognized (1)	208	501	1,015	94	1,818

Profit since date of acquisition	1	8		(1)	8
Income if acquisition effected at start of year	15	209		38	262
Profit if acquisition effected at start of year (3)	4	46	80	(2)	128

(1)	Goodwill recognized in 2007 on immaterial acquisitions and real estate portfolios was EUR 222 million, resulting in total Goodwill recognized in 2007 of EUR 2,040 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.

(3)	Estimate of full year profit of acquired company based on local accounting principles.
Acquisitions effective in 2007
In September 2007, ING paid EUR 20 million to increase its shareholding in ING Piraeus Life (the joint venture between ING and Piraeus Bank) from 50 to 100%.
In April 2007, ING acquired 100% of AZL, an independent Dutch provider of pension fund management services, for EUR 65 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
In July 2007, ING announced that it had reached agreement to acquire full ownership of Landmark Investment Co Ltd, the twelfth largest asset manager in South Korea. The purchase price paid for Landmark was EUR 255 million. Goodwill of approximately EUR 208 million was recognized on acquisition and is mainly attributable to the operational synergies and to the future business potential resulting from the acquisition. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. No significant adjustments were made in 2008 to amounts recognized provisionally in 2007.
In November 2007, ING acquired 100% of Sharebuilder Corporation, a Seattle-based brokerage company for EUR 152 million, to extend its retail investment products range and geographical spread in the United States. Goodwill of approximately EUR 94 million was recognized on acquisition and is mainly attributable to the operational synergies and to the future business potential resulting from the acquisition. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. No significant adjustments were made in 2008 to amounts recognized provisionally in 2007.
In November and December 2007, ING acquired the Latin American pension businesses of Banco Santander in Mexico for EUR 349 million, in Columbia for EUR 88 million, in Uruguay for EUR 20 million and in Argentina for EUR 235 million. As mentioned in Acquisitions effective in 2008, the pension business in Chile was acquired in January 2008 for EUR 450 million. The total costs of the entire deal were approximately EUR 1,142 million. Goodwill of approximately EUR 786 million was recognized on acquisition and is mainly attributable to the operational synergies and to the future business potential resulting from the acquisition. The Latin American pension businesses acquired represented the acquisition of leading positions in retirement services in high growth emerging markets, giving ING a sustainable, scalable platform in Latin America. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. Except for the effect of the nationalization of the Argentinean pension business as disclosed in Disposals announced and expected to occur in 2009 above, no significant adjustments were made in 2008 to amounts recognized provisionally in 2007.
In December 2007, ING announced the completion of the acquisition of 100% of the shares in Oyak Bank for an amount of EUR 1,903 million. Oyak Bank is a leading bank in the Turkish market, offering a full range of banking services with a focus on retail banking. Goodwill of EUR 1,015 million was recognized on acquisition and is mainly attributable to the future business potential resulting from the acquisition, as Oyak is a major bank, also offering a platform to distribute insurance, asset management and retirement products, in one of Europe’s fastest growing economies. There was no significant difference in the carrying values of the net assets acquired immediately before the acquisition and their fair values. All significant intangibles were recognized separately from goodwill and are included in Intangible assets. The profit for the year (before amortization of the intangibles recognized on purchase accounting) was approximately EUR 80 million, but no profit or loss was included in the ING Group net result over 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Most significant companies disposed in 2007:

	Belgian Broker &
	employee benefits	ING Trust	ING Regio B.V.	Total

General
Primary line of business	Insurance	Bank	Bank

Sales proceeds
Sales proceeds	777	25	51	853

Cash proceeds	777	25	51	853

Cash in company disposed	11			11

Cash inflow on disposal (1)	766	25	51	842

Assets
Cash assets	11			11
Investments	4,622			4,622
Loans and advances to customers	301	4	1,156	1,461
Financial assets at fair value through profit and loss	350			350
Miscellaneous other assets	463	10	110	583

Liabilities
Insurance and investment contracts	5,075			5,075
Customer deposits and other funds on deposit			2,052	2,052
Miscellaneous other liabilities	178	(4)	(811)	(637)

Net assets	494	18	25	537
% disposed	100%	100%	100%

Net assets disposed	494	18	25	537

Gain/loss on disposal (2)	418	7	26	451

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.
Disposals effective in 2007
In June 2007, ING sold its investment in Nationale Borg, a specialist provider of guarantee insurance, to HAL Investments BV and Egeria.
In July 2007, ING sold ING Trust to management and Foreman Capital, an independent investment company based in the Netherlands. The sale is part of ING’s strategy to focus on its investment, life insurance and retirement services.
In July 2007, ING sold its entire shareholding in ING Regio B.V., a subsidiary of Regio Bank N.V. to SNS REAAL for EUR 50.5 million, resulting in a gain of EUR 26 million. This entity conducts most of the business of Regio Bank. The legal entity Regio Bank N.V. itself was not part of the transaction.
In September 2007, ING sold its Belgian broker and employee benefits insurance business to P&V Verzekeringen for EUR 777 million, resulting in a gain of EUR 418 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Most significant companies acquired in 2006:

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
In July 2006, ING acquired 100% of Appleyard Vehicles Contracts, a UK based car leasing company. The purchase price paid for Appleyard was EUR 110 million.
In October 2006, ING acquired 56% of Summit Real Estate Investment Trust (Summit REIT) for an amount of EUR 2,132 million. Summit REIT owns a portfolio of high-quality light industrial properties in major markets across Canada.
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
In June 2006, ING sold its UK brokerage unit Williams de Broë Plc for EUR 22 million. The sale is part of ING Group’s strategy to focus on core businesses. The result on the sale is subject to closing adjustments.
In September 2006, ING sold its 87.5% stake in Deutsche Hypothekenbank AG, a publicly listed mortgage bank in Germany, as part of ING’s strategy to focus on its core business. The sale resulted in a loss of EUR 83 million.
In December 2006, ING sold its stake in Degussa Bank, a unit of ING-DiBa specialising in worksite banking for private customers. The sale resulted in a loss of EUR 23 million.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
These proceedings include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. These matters are being defended vigorously; however, at this time, we are unable to assess their final outcome. In addition, a subsidiary is a garnishee in proceedings in the United States brought by judgement creditors of the Republic of Argentina who seek to levy on assets that were managed by that subsidiary before the Republic nationalized the private pension business in Argentina. Appropriate steps are being taken to address this matter. Further, litigation commenced in February 2009, purportedly on behalf of classes, challenges the adequacy of the disclosures made in connection with the 2007 and 2008 issuance and sale of the ING’s Perpetual Hybrid Capital Securities, and additional purported class litigation challenges the operation of the ING’s American Savings, ESOP and 401(k) Plans. These matters are at very preliminary stages, and while we are not able to assess their final outcome, we intend to vigorously defend against them.
In November 2006, the issue of amongst others, the costs charged by the insurance industry to customers in respect of unit-linked products (commonly referred to as ‘beleggingsverzekeringen’) has received attention both in the Dutch public media and from the insurance Dutch regulator for the insurance industry and consumer protection organizations. Mid November 2008 ING reached an outline agreement with consumer organizations in the Netherlands to resolve a dispute regarding individual unit-linked products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed ING’s Dutch insurance subsidiaries will offer compenzation to policy holders where individual unit-linked insurance policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. Although the agreement is not binding for policyholders, ING believes a significant step was set towards resolving the issue.
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
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognized.
31 JOINT VENTURES
Joint ventures are included proportionally in the consolidated financial statements as follows:
Most significant joint ventures:

	Interest
2008	held (%)	Assets	Liabilities	Income	Expenses

ING Australia Ltd	51	6,690	6,218	406	317
Postkantoren B.V.	50	161	169	226	266
KB Life Insurance Company	49	498	462	254	257
ING (NZ) Holdings Ltd	51	95	3	38	34
Capital Life Insurance Company Ltd	50	200	186	94	105

Total		7,644	7,038	1,018	979

Most significant joint ventures:

	Interest
2007	held (%)	Assets	Liabilities	Income	Expenses

ING Australia Ltd	51	9,735	9,252	474	348
Postkantoren B.V.	50	159	126	205	203
KB Life Insurance Company	49	412	394	231	228
ING (NZ) Holdings Ltd	51	128	14	44	33
Capital Life Insurance Company Ltd	50	150	117	42	36

Total		10,584	9,903	996	848

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
Transactions with joint ventures and associates:

	Joint ventures		Associates
	2008	2007	2008	2007

Receivables	204	336	389	885
Liabilities	122	85	164	94
Guarantees issued in favour of				20

Income received	35	16	158	213
Expenses paid	82	58	31	32
Transactions with ING Verzekeringen N.V. and ING Bank N.V.:

	ING
	Verzekeringen N.V.		ING Bank N.V.
	2008	2007	2008	2007

Receivables	4,564	2,315	8,764	8,137
Liabilities	2		1,252	201

Income received	248	112	675	619
Expenses paid			226	228
Receivables on ING Verzekeringen N.V. and ING Bank N.V. mainly include long term funding. Liabilities to ING Bank N.V. mainly include short term deposits.
Transactions with key management personnel (Executive Board and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail in the remuneration report in the annual report. For the post-employment benefit plans see Note 21 ‘Other liabilities’.
Key management personnel compenzation:

	Executive Board		Supervisory Board		Total

amounts in thousands of euros	2008	2007	2008	2007	2008	2007

Base salary and short-term bonus	7,052	16,898	986	673	8,038	17,571
Pension costs	3,580	3,334			3,580	3,334
Retirement benefit		1,222				1,222
Fair market value of long-term incentives		9,072				9,072

Total compenzation	10,632	30,526	986	673	11,618	31,199

Loans and advances to key management personnel

	Amount
	outstanding December 31,		Average interest rate		Repayments

amounts in thousands of euros	2008	2007	2008	2007	2008	2007

Executive Board members	2,341	2,376	4.6%	4.8%	35	216

Total	2,341	2,376			35	216

The total number of stock options on ING Groep N.V. shares held by the Executive Board members amounted to 3,436,583 as at December 31, 2008 (2007: 2,744,887). As at December 31, 2008, members of the Executive Board held 250,969 ING Groep N.V. shares (2007: 201,252). As at December 31, 2008, members of the Supervisory Board held 8,940 ING Groep N.V. shares (2007: 17,370).
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
Fair value of financial assets and liabilities:

	Estimated fair value		Balance sheet value
	2008	2007	2008	2007

Financial assets
Cash and balances with central banks	22,045	12,406	22,045	12,406
Amounts due from banks	48,308	48,461	48,447	48,875
Financial assets at fair value through profit and loss
— trading assets	160,378	193,213	160,378	193,213
— investments for risk of policyholders	95,366	114,827	95,366	114,827
— non-trading derivatives	16,484	7,637	16,484	7,637
— designated as at fair value through profit and loss	8,277	11,453	8,277	11,453
Investments
— available-for-sale	242,852	275,897	242,852	275,897
— held-to-maturity	15,566	16,354	15,440	16,753
Loans and advances to customers	622,641	546,358	619,791	552,964
Other assets (1)	48,794	32,559	48,794	32,559

	1,280,711	1,259,165	1,277,874	1,266,584

Financial liabilities
Preference shares		21		21
Subordinated loans	6,277	6,731	10,281	7,325
Debt securities in issue	93,536	66,555	96,488	66,995
Other borrowed funds	26,544	32,595	31,198	27,058
Investment contracts for risk of company	9,804	9,520	9,804	9,520
Investment contracts for risk of policyholders	11,281	14,132	11,281	14,132
Amounts due to banks	153,368	167,365	152,265	166,972
Customer deposits and other funds on deposit	522,693	522,859	522,783	525,216
Financial liabilities at fair value through profit and loss
— trading liabilities	152,616	148,988	152,616	148,988
— non-trading derivatives	21,773	6,951	21,773	6,951
— designated as at fair value through profit and loss	14,009	13,882	14,009	13,882
Other liabilities (2)	51,978	35,724	51,978	35,724

	1,063,879	1,025,323	1,074,476	1,022,784

(1)	Other assets do not include (deferred) tax assets, property held for sale, property under development for third parties, pension assets and deferred charges.

(2)	Other liabilities do not include (deferred) tax liabilities, pension liabilities, insurance provisions, property under development for third parties, share-based payment plans, other provisions and other taxation and social security contributions.
The estimated fair values correspond with the amounts at which the financial instruments at our best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Because substantial trading markets do not exist for all of these financial instruments various techniques have been developed to estimate their approximate fair values. These techniques are subjective in nature and involve various assumptions about the relevant pricing factors. Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
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
Non-trading derivatives
The fair values of derivatives held for non-trading purposes are based on quoted market prices. For those securities not actively traded, fair values are estimates based on valuation techniques.
Financial assets at fair value through profit and loss
The fair values of securities in the trading portfolio and other assets at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal valuation techniques.
Investments
The fair values of equity securities are based on quoted market prices or, if unquoted, on estimated market values generally based on quoted prices for similar securities as determined by management. Fair values for fixed interest securities are based on quoted market prices, where available. For those securities not actively traded, fair values are determined by management based on an analysis of available market inputs, which may include values obtained from one or more pricing services or by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. Reference is made to the comments on investments in asset backed securities in the United States in Sensitivities of fair values below.
Loans and advances to customers
For loans and advances that are repriced frequently and have had no significant changes in credit risk, carrying amounts represent a reasonable estimate of fair values. The fair values of other loans are estimated by discounting expected future cash flows using interest rates offered for similar loans to borrowers with similar credit ratings.
The fair values of mortgage loans are estimated by taking into account prepayment behaviour and discounting future cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. The fair values of fixed-rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for calculations purposes. The carrying values of variable rate policy loans approximate their fair value.
Other assets
The carrying amount of other assets is not materially different from their fair value.
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
Debt securities in issue and other borrowed funds
The fair value of debt securities in issue and other borrowed funds is generally based on quoted market prices or, if unquoted, on estimated prices by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity.
Other liabilities
The carrying amount of other liabilities are stated at their book value which is not materially different than fair value.
ING Group has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis.
The fair values of the financial instruments carried at fair value were determined as follows:
Methods applied in determining fair values of financial assets and liabilities:

	Reference to		Valuation
	published price	Valuation	technique not
	quotations	technique supported	supported by market
2008	in active markets	by market inputs	inputs	Total

Assets
Trading assets	97,946	61,220	1,212	160,378
Investments for risk of policyholders	94,170	893	303	95,366
Non-trading derivatives	15,478	1,003	3	16,484
Financial assets designated at fair value through profit and loss	3,658	2,746	1,873	8,277
Available-for-sale investments	150,496	67,740	24,616	242,852

	361,748	133,602	28,007	523,357

Liabilities
Trading liabilities	91,308	60,951	357	152,616
Non-trading derivatives	19,845	1,903	25	21,773
Financial liabilities designated at fair value through profit and loss	5,591	8,354	64	14,009
Investment contracts (for contracts carried at fair value)	11,182		99	11,281

	127,926	71,208	545	199,679

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Methods applied in determining fair values of financial assets and liabilities:

	Reference to		Valuation
	published price	Valuation	technique not
	quotations	technique supported	supported by market
2007	in active markets	by market inputs	inputs	Total

Assets
Trading assets	122,448	70,279	486	193,213
Investments for risk of policyholders	111,723	2,976	128	114,827
Non-trading derivatives	6,928	693	16	7,637
Financial assets designated at fair value through profit and loss	5,012	4,608	1,833	11,453
Available-for-sale investments	204,838	69,306	1,753	275,897

	450,949	147,862	4,216	603,027

Liabilities
Trading liabilities	75,131	73,841	16	148,988
Non-trading derivatives	6,234	620	97	6,951
Financial liabilities designated at fair value through profit and loss	7,723	6,159		13,882
Investment contracts (for contracts carried at fair value)	12,074	2,058		14,132

	101,162	82,678	113	183,953

Reference to published price quotations in active markets
This category includes financial instruments whose fair value is determined directly by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
This category includes financial instruments for which it is market convention to price these based on a single published reference rate (e.g. a published yield curve in the case of plain vanilla interest rate swaps). The total amount of these types of financial instruments is EUR 4,786 million in assets and EUR 4,996 million in liabilities. Certain reverse repos with a very short tenor (i.e. a matter of days) for which the valuation is based on the actual prices on issuance and maturity, are included in this category on the basis that their valuation is highly objective and based on a third-party source.
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
Valuation technique not supported by market inputs
This category includes financial assets/liabilities whose fair value is determined using a valuation technique (model) for which more than an insignificant level of the input in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive.
The total amount of changes in fair value estimated using a valuation technique not supported by market inputs recognized in net result in 2008 was EUR (261) million (2007: EUR 74 million).
Sensitivities of fair values
Reasonably likely changes in the assumptions used in the valuation techniques not supported by recent market transactions would not have a significant impact on equity and net result, other than explained below for investments in asset backed securities in the United States.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Assets classified in Valuation technique not supported by market inputs consist mainly (approximately 87%) of investments in asset backed securities in the United States. These assets are valued using external price sources that are obtained from third party pricing services and brokers. As at December 31, 2007, these assets were classified in Reference to published price quotations in active markets as valuation was based on independent quotes and trading in the relevant markets was active at that time. During 2008, the trading volumes in the relevant markets reduced significantly and these have now become inactive. The dispersion between prices for the same security from different price sources increased significantly. As a result, an amount of EUR 25 billion of asset backed securities in the United States was reclassified from Reference to published price quotations in active markets to Valuation technique not supported by market inputs in the third quarter of 2008. In order to ensure that the most accurate and relevant sources available are used in determining the fair value of these securities, the valuation process was further enhanced during 2008 by using information from more pricing sources and enhancing the process of selecting the most appropriate price.
Generally up to four different pricing services are utilized. Management carefully reviews the prices obtained in conjunction with other information available, including, where relevant, trades in the market, quotes from brokers and internal evaluations. If the dispersion between different prices for the same securities is limited, a hierarchy exists that ensures consistent selection of the most appropriate price. If the dispersion between different prices for the same security is significant, additional processes are applied to select the most appropriate price, including an internally developed price validation matrix and a process to challenge the price source.
As a result of the low trading volumes in the market and the widened disparity between prices for the same security from different price sources, valuation for these securities is inherently complex and subjective. Although each security in the portfolio is priced based on an external price, without modification by the ING Group, and management is confident that it has selected the most appropriate price in the current market circumstances, the valuation of these portfolios would have been significantly different had different prices been selected. The sensitivity of the valuation in this respect is illustrated as follows:
•	had the valuation been based on the highest available market price for each and every security in these portfolios, the overall valuation would have been approximately 10% higher than the valuation applied by the ING Group;
•	had the valuation been based on the lowest available market price for each and every security in these portfolios, the overall valuation would have been approximately 15% lower than the valuation applied by the ING Group;
•	had the valuation been based on the weighted average available market price for these portfolios, the overall valuation would have been approximately 5% lower than the valuation applied by the ING Group.
These are indicators of sensitivity and not alternatives for fair value under IFRS-EU.
Reference is made to the ‘Risk management’ section with regard to the exposure of these asset backed securities as at December 31, 2008 and the impact from these asset backed securities on net result in 2008.
Furthermore, the ‘Risk management’ section provides under Impact of financial crisis a breakdown of the methods applied in determining fair values of pressurized assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.1.5. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
34 INTEREST RESULT BANKING OPERATIONS

	2008	2007	2006

Interest income on loans	31,174	26,390	21,970
Interest income on impaired loans	(24)	(26)	13

Total interest income on loans	31,150	26,364	21,983

Interest income on available-for-sale securities	7,449	7,397	6,989
Interest income on held-to-maturity securities	669	736	755
Interest income on trading portfolio	45,510	32,443	21,414
Interest income on non-trading derivatives	7,076	6,190	5,231
Other interest income	5,157	3,619	2,798

Interest income banking operations	97,011	76,749	59,170

Interest expense on deposits by banks	4,856	5,131	3,559
Interest expense on customer deposits and other funds on deposit	19,594	18,563	15,107
Interest expense on debt securities	4,109	3,648	3,173
Interest expense on subordinated loans	1,784	1,167	1,132
Interest on trading liabilities	44,093	29,383	18,821
Interest on non-trading derivatives	7,391	6,115	5,159
Other interest expense	4,142	3,766	3,027

Interest expense banking operations	85,969	67,773	49,978

Interest result banking operations	11,042	8,976	9,192

Interest margin:

In percentages	2008	2007	2006

Interest margin	1.07	0.94	1.06
In 2008, the growth in average total assets led to an increase of the interest result amounting to EUR 811 million (2007: EUR 753 million; 2006: EUR 1,040 million). The increase of the interest margin by 13 basis points led to an increase of the interest result with EUR 1,440 million (in 2007 the decrease of the interest margin by 12 basis points led to a decrease of the interest result with EUR 1,051 million; in 2006 the decrease of the interest margin by 10 basis points led to a decrease of the interest result with EUR 867 million).
35 GROSS PREMIUM INCOME

	2008	2007	2006

Gross premium income from life insurance policies	38,869	40,732	40,502
Gross premium income from non-life insurance policies	4,943	6,086	6,333

	43,812	46,818	46,835

Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.
Effect of reinsurance on premiums written:

	Non-life			Life			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Direct gross premiums written	4,920	6,062	6,279	37,487	39,170	38,838	42,407	45,232	45,117
Reinsurance assumed gross premiums written	23	24	54	1,382	1,562	1,664	1,405	1,586	1,718

Total gross premiums written	4,943	6,086	6,333	38,869	40,732	40,502	43,812	46,818	46,835

Reinsurance ceded	(196)	(306)	(339)	(1,802)	(1,968)	(2,004)	(1,998)	(2,274)	(2,343)

	4,747	5,780	5,994	37,067	38,764	38,498	41,814	44,544	44,492

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Effect of reinsurance on non-life premiums earned:

	2008	2007	2006

Direct gross premiums earned	4,889	6,003	6,248
Reinsurance assumed gross premiums earned	20	24	58

Total gross premiums earned	4,909	6,027	6,306

Reinsurance ceded	(190)	(326)	(377)

	4,719	5,701	5,929

36 INVESTMENT INCOME
Investment income by insurance and banking operations:

	Insurance operations			Banking operations			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Income from real estate investments	75	80	184	196	252	134	271	332	318
Dividend income	646	750	604	84	70	84	730	820	688

	721	830	788	280	322	218	1,001	1,152	1,006

Income from investments in debt securities	6,535	6,857	6,359				6,535	6,857	6,359
Income from loans
— personal loans	209	76	200				209	76	200
— mortgage loans	1,044	1,313	1,640				1,044	1,313	1,640
— policy loans	200	215	212				200	215	212
— other	92	323	345			18	92	323	363

Income from investments in debt securities and loans	8,080	8,784	8,756			18	8,080	8,784	8,774

Realized gains/losses on disposal of debt securities	48	(9)	(56)	40	138	93	88	129	37
Reversals/Impairments of available-for-sale debt securities	(777)	(76)	36	(2,127)	(57)		(2,904)	(133)	36

Realized gains/losses and impairments of debt securities	(729)	(85)	(20)	(2,087)	81	93	(2,816)	(4)	73

Realized gains/losses on disposal of equity securities	685	2,975	772	30	330	149	715	3,305	921
Impairments of available-for-sale equity securities	(1,585)	(36)	(25)	(331)	(17)	(17)	(1,916)	(53)	(42)

Realized gains/losses and impairments of equity securities	(900)	2,939	747	(301)	313	132	(1,201)	3,252	879

Change in fair value of real estate investments	(50)	75	108	(350)	93	67	(400)	168	175

Investment income	7,122	12,543	10,379	(2,458)	809	528	4,664	13,352	10,907

Reference is made to the ‘Risk management’ section for further information on impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
37 COMMISSION INCOME
Gross fee and commission income:

	Insurance operations			Banking operations			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Funds transfer				888	746	704	888	746	704
Securities business				891	1,049	1,064	891	1,049	1,064
Insurance broking	87	124	92	175	180	171	262	304	263
Asset management fees	2,129	2,025	1,760	934	1,140	944	3,063	3,165	2,704
Brokerage and advisory fees	763	1,014	951	256	233	207	1,019	1,247	1,158
Other	531	364	270	850	818	704	1,381	1,182	974

	3,510	3,527	3,073	3,994	4,166	3,794	7,504	7,693	6,867

Asset management fees related to the management of investments held for the risk of policyholders of EUR 1,174 million (2007: EUR 1,261 million; 2006: EUR 1,069 million) are included in Commission income.
Other include commission fees of EUR 21 million (2007: EUR 26 million; 2006: EUR 42 million) in respect of underwriting syndication loans.
Fee and commission expenses:

	Insurance operations			Banking operations			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Funds transfer				185	144	140	185	144	140
Securities business				268	370	347	268	370	347
Insurance broking	574	686	551	(4)			570	686	551
Management fees	217	182	188	169	230	204	386	412	392
Brokerage and advisory fees	573	673	624	5	5	2	578	678	626
Other	76	85	75	476	491	420	552	576	495

	1,440	1,626	1,438	1,099	1,240	1,113	2,539	2,866	2,551

Other include commission expenses of nil (2007: nil; 2006: nil) in respect of underwriting syndication loans.
38 VALUATION RESULTS ON NON-TRADING DERIVATIVES
Valuation results on non-trading derivatives:

	Insurance operations			Banking operations			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Change in fair value of derivatives relating to:
— fair value hedges	(193)	(227)	(162)	(5,299)	924	203	(5,492)	697	41
— cash-flow hedges (ineffective portion)	22	(5)			(4)	(7)	22	(9)	(7)
— hedges of net investment in foreign entities (ineffective portion)	(6)	(14)	(12)				(6)	(14)	(12)
— other non-trading derivatives	2,412	(753)	(85)	(28)	36	391	2,384	(717)	306

Net result on non-trading derivatives	2,235	(999)	(259)	(5,327)	956	587	(3,092)	(43)	328

Change in fair value of assets and liabilities (hedged items)	164	223	211	5,533	(886)	(203)	5,697	(663)	8
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	(432)	89		127	56	(247)	(305)	145	(247)

Net valuation results	1,967	(687)	(48)	333	126	137	2,300	(561)	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
39 NET TRADING INCOME

	Insurance operations			Banking operations				Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Securities trading results	(239)	246	159	130	(2,147)	(804)	(109)	(1,901)	(645)
Foreign exchange transactions results	(90)	174	120	274	401	282	184	575	402
Derivatives trading results	79	30	(8)	(766)	2,469	1,270	(687)	2,499	1,262
Other	(94)	(80)	1	(43)	26	152	(137)	(54)	153

	(344)	370	272	(405)	749	900	(749)	1,119	1,172

Securities trading results includes the results of making markets in instruments such as government securities, equity securities, corporate debt securities, money-market instruments, and interest rate derivatives such as swaps, options, futures and forward contracts. Foreign exchange transactions results include gains and losses from spot and forward contracts, options, futures, and translated foreign currency assets and liabilities.
The portion of trading gains and losses for the year ended December 31, 2008 relating to trading securities still held as at December 31, amounted to EUR (246) million (2007: EUR (60) million; 2006: EUR (121) million).
The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.
40 OTHER INCOME

	Insurance operations			Banking operations				Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net operating lease income				195	79	65	195	79	65
Income from real estate development projects				124	95	220	124	95	220
Income post office				144	148	156	144	148	156
Other	153	305	(5)	28	258	35	181	563	30

	153	305	(5)	491	580	476	644	885	471

Net operating lease income comprises income of EUR 961 million (2007: EUR 803 million; 2006: EUR 691 million), depreciation of EUR 766 million (2007: EUR 724 million; 2006: EUR 626 million) and other expenses of nil (2007: nil; 2006: nil).
41 UNDERWRITING EXPENDITURE

	2008	2007	2006

Gross underwriting expenditure:
— before effect of investment result for risk of policyholders	51,239	50,739	50,363
— effect of investment result risk of policyholders	(32,408)	1,079	2,702

	18,831	51,818	53,065
Investment result for risk of policyholders	32,408	(1,079)	(2,702)
Reinsurance recoveries	(1,754)	(1,906)	(2,175)

Underwriting expenditure	49,485	48,833	48,188

The investment and valuation results regarding investment result for risk of policyholders of EUR (32,408) million (2007: EUR 1,079 million; 2006: EUR 2,702 million) have not been recognized in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but are recognized in Underwriting expenditure together with the equal amount of change in insurance provisions for risk of policyholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Underwriting expenditure by class:

	2008	2007	2006

Expenditure from life underwriting
Reinsurance and retrocession premiums	1,802	1,968	2,004
Gross benefits	27,159	28,877	26,234
Reinsurance recoveries	(1,662)	(1,749)	(1,705)
Change in life insurance provisions for risk of company	17,407	11,979	13,420
Costs of acquiring insurance business	1,877	1,098	1,083
Other underwriting expenditure	462	457	439
Profit sharing and rebates	(416)	424	801

	46,629	43,054	42,276

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	196	306	339
Gross claims	2,846	3,589	3,848
Reinsurance recoveries	(92)	(157)	(470)
Change in provision for unearned premiums	28	79	65
Change in claims provision	54	13	(209)
Costs of acquiring insurance business	742	979	1,043
Other underwriting expenditure	(22)	(50)	(71)

	3,752	4,759	4,545

Expenditure from investment contracts
Costs of acquiring investment contracts	9	19	31
Profit sharing and rebates		16	64
Other changes in investment contract liabilities	(905)	985	1,272

	(896)	1,020	1,367

	49,485	48,833	48,188

Profit sharing and rebates:

	2008	2007	2006

Distributions on account of interest or underwriting results	(576)	(133)	458
Bonuses added to policies	131	411	369
Deferred profit sharing expense	29	146	(26)

	(416)	424	801

Underwriting expenditure includes an amount of EUR 3,804 million in 2008 (2007: EUR 4,275 million; 2006: EUR 4,141 million) in respect of commission paid and payable with regard to the insurance operations. Amortization of deferred acquisition costs amounted to EUR 2,026 million in 2008 (2007: EUR 1,552 million; 2006: EUR 1,444 million).
Expenditure from Life underwriting includes an amount of EUR 136 million in 2008 (2007: EUR 110 million; 2006: EUR 181 million) in relation to reserve strengthening for Insurance Asia/Pacific as described in further detail under Segment reporting.
ING transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognized in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million is being amortized over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortized in 2008 was EUR 12 million (2007: EUR 15 million; 2006: EUR 32 million). The cumulative amortization as at December 31, 2008 was EUR 96 million (2007: EUR 81 million; 2006: EUR 66 million). On 23 January 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
42 INTANGIBLE AMORTIZATION AND OTHER IMPAIRMENTS
Intangible amortization and (reversals of) impairments:

	Impairment losses			Reversals of impairments					Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Property and equipment	19	2	1		(14)	(4)	19	(12)	(3)
Property under development for third parties	93	41	19	(31)	(43)		62	(2)	19
Goodwill	155						155
Software and other intangible assets	71	15	10				71	15	10
Other			3		(4)	(2)		(4)	1

(Reversals of) other impairments	338	58	33	(31)	(61)	(6)	307	(3)	27

Amortization of intangible assets							157	18	8

							464	15	35

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on investments are presented under Investment income. Reference is made to the ‘Risk management’ section for further information on impairments.
No individual principal event or circumstance has led to a material recognition or reversal of the impairment losses.
Amortization of intangible assets relates to intangible assets recognized as part of companies acquired. Until 2007, these were classified in Other operating expenses. The comparatives for 2007 and 2006 have been amended to reflect the revized presentation. There is no impact on Total expenses.
43 STAFF EXPENSES

	Insurance operations			Banking operations				Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Salaries	2,069	2,050	2,012	3,816	3,646	3,480	5,885	5,696	5,492
Pension and other staff related benefit costs	140	48	79	104	159	206	244	207	285
Social security costs	205	201	196	516	466	444	721	667	640
Share-based compenzation arrangements	49	54	54	75	73	58	124	127	112
External employees	160	160	169	1,056	668	595	1,216	828	764
Education	11			105	81	69	116	81	69
Other staff costs	206	324	288	252	331	268	458	655	556

	2,840	2,837	2,798	5,924	5,424	5,120	8,764	8,261	7,918

Share-based compenzation arrangements includes EUR 98 million (2007: EUR 110 million; 2006: EUR 108 million) relating to equity-settled share-based payment arrangements and EUR 26 million (2007: EUR 17 million; 2006: EUR 4 million) relating to cash-settled share-based payment arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Pension and other staff-related benefits costs:

					Post-employment
	Pension benefits			benefits other than pensions				Other			Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006

Current service cost	356	408	417	(2)	11	13	5	(13)	23	359	406	453
Past service cost	77	(86)	18			(1)		(1)	1	77	(87)	18
Interest cost	787	739	703	11	13	11	4	9	7	802	761	721
Expected return on assets	(886)	(869)	(820)							(886)	(869)	(820)
Amortization of unrecognized past service cost				(1)	(5)	(5)				(1)	(5)	(5)
Amortization of unrecognized actuarial (gains)/losses	(23)	29	22					4		(23)	33	22
Effect of curtailment or settlement	(140)	(32)	(6)			(147)			4	(140)	(32)	(149)
Other	(18)	(62)			(7)		6	1		(12)	(68)

Defined benefit plans	153	127	334	8	12	(129)	15		35	176	139	240

Defined contribution plans										68	68	45

										244	207	285

Remuneration of senior management, Executive Board and Supervisory Board
The information on share-based payment plans and remuneration of the members of the Executive Board and the Supervisory Board is included in the remuneration report in the annual report. This information is considered to be an integral part of the audited annual accounts.
Stock option and share plans
ING Group has granted option rights on ING Group shares and conditional rights on depositary receipts (share awards) for ING shares to a number of senior executives (members of the Executive Board, general managers and other officers nominated by the Executive Board), to ING Group staff in the Netherlands and to a considerable number of employees outside the Netherlands. The purpose of the option and share schemes, apart from promoting a lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.
ING Group holds its own shares in order to fulfil its obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2008, 32,367,870 own shares (2007: 36,028,881; 2006: 52,722,755) were held in connection with the option plan compared to 87,263,381 options outstanding (2007: 76,888,553; 2006: 74,175,909). As a result the granted option rights were (delta) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge is rebalanced regularly at predetermined points in time.
Exposure arising out of the share plan is not hedged. The obligations with regard to these plans will in the future be funded either by cash or shares from the delta hedge portfolio at the discretion of the holder. On March 31, 2008, 1,786,762 million own shares were issued in relation to the vesting of share plans.
The option rights are valid for a period of five or ten years. Option rights that are not exercized within this period lapse. Option rights granted will remain valid until the expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a certain continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Group shares at the date on which the options are granted.
The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2008, 211,049 shares (2007: 139,113; 2006: 52,100) have been granted to the members of the Executive Board and 3,380,706 shares (2007: 2,415,649; 2006: 2,432,686) have been granted to senior management and other employees remaining in the service of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Every year, the ING Group Executive Board will decide whether the option and share schemes are to be continued and, if so, to what extent.
Changes in option rights outstanding:

		Options outstanding		Weighted average exercise price
		(in numbers)			(in euros)

	2008	2007	2006	2008	2007	2006

Opening balance	76,888,553	74,175,909	85,128,950	26.66	25.99	24.42
Granted	14,905,232	12,139,472	13,872,880	21.85	32.13	32.78
Exercized	(1,225,856)	(7,163,332)	(17,213,518)	18.09	19.73	20.64
Forfeited	(3,304,548)	(2,263,496)	(1,338,877)	28.87	27.68	25.78
Expired			(6,273,526)			25.99

Closing balance	87,263,381	76,888,553	74,175,909	25.93	26.66	25.99

The weighted average share price at the date of exercise for options exercized during 2008 is EUR 24.07 (2007: EUR 32.48).
Changes in option rights non-vested:

		Options non-vested			Weighted average grant date fair value
		(in numbers)			(in euros)

	2008	2007	2006	2008	2007	2006

Opening balance	38,405,158	38,551,921	41,407,132	5.83	4.57	3.65
Granted	14,905,232	12,139,472	13,872,880	5.28	6.52	6.49
Vested	(13,173,224)	(10,112,348)	(15,390,327)	3.49	6.14	4.65
Forfeited	(2,269,434)	(2,173,887)	(1,337,764)	5.64	5.46	3.85

Closing balance	37,867,732	38,405,158	38,551,921	6.03	5.83	4.57

Summary of stock options outstanding and exercisable:
2008

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2008	life	price	31, 2008	life	price

0.00 — 15.00	5,772,054	4.19	12.11	5,772,054	4.19	12.11
15.00 — 20.00	9,425,787	4.70	18.69	9,149,037	4.55	18.69
20.00 — 25.00	28,055,499	7.49	22.49	14,212,102	5.83	23.22
25.00 — 30.00	15,390,859	2.74	28.57	14,729,456	2.44	28.71
30.00 — 35.00	23,157,582	7.71	32.46	71,400	2.57	33.06
35.00 — 40.00	5,461,600	2.13	35.51	5,461,600	2.13	35.51

	87,263,381			49,395,649

Summary of stock options outstanding and exercisable:
2007

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2007	life	price	31, 2007	life	price

0.00 — 15.00	6,236,710	5.19	12.02	6,236,710	5.19	12.02
15.00 — 20.00	9,773,356	5.55	18.47	9,773,356	5.55	18.47
20.00 — 25.00	15,180,545	6.84	23.10	1,556,832	3.21	21.83
25.00 — 30.00	15,338,397	3.46	28.72	15,206,363	3.42	28.74
30.00 — 35.00	24,726,711	8.69	32.47	77,300	3.59	33.08
35.00 — 40.00	5,632,834	3.14	35.51	5,632,834	3.14	35.51

	76,888,553			38,483,395

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Summary of stock options outstanding and exercisable:
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

The aggregate intrinsic value of options outstanding and exercisable as at December 31, 2008 was nil and nil, respectively.
As at December 31, 2008 total unrecognized compenzation costs related to stock options amounted to EUR 94 million (2007: EUR 69 million; 2006: EUR 90 million). These costs are expected to be recognized over a weighted average period of 1.8 years (2007: 1.7 years; 2006: 1.9 years). Cash received from stock option exercises for the year ended December 31, 2008 was EUR 22 million (2007: EUR 131 million; 2006: EUR 355 million).
The fair value of options granted is recognized as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined by using a Monte Carlo simulation. This model takes the risk free interest rate into account (3.55% to 4.92%), as well as the expected life of the options granted (5 year to 8 years), the exercise price, the current share price (EUR 18.70 — EUR 33.92), the expected volatility of the certificates of ING Group shares (25% — 39%) and the expected dividends yield (3.57% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.
Due to timing differences in granting option rights and buying shares to hedge them, an equity difference can occur if shares are purchased at a different price than the exercise price of the options. However, ING Group does not intentionally create a position and occurring positions are closed as soon as possible. If option rights expire, the results on the (sale of)             shares which were bought to hedge these option rights are recognized in Shareholders’ equity.
Changes in share awards:

		Share awards		Weighted average grant date fair value
		(in numbers)			(in euros)

	2008	2007	2006	2008	2007	2006

Opening balance	7,133,714	8,373,146	6,499,469	27.52	24.90	22.92
Granted	3,591,755	2,554,762	2,484,786	16.74	19.74	29.62
Performance effect	(451,070)	2,463,058		27.44	19.35
Vested	(1,945,092)	(5,569,061)	(155,522)	27.51	19.35	22.48
Forfeited	(537,298)	(688,191)	(455,587)	25.92	26.39	23.10

Closing balance	7,792,009	7,133,714	8,373,146	22.60	27.52	24.90

The fair value of share awards granted is recognized as an expense under staff expenses and is allocated over the vesting period of the share awards. The fair values of share awards have been determined by using a Monte Carlo simulation based valuation model. The model takes into account the risk free interest rate, the current stock prices, expected volatilities and current divided yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.
As at December 31, 2008 total unrecognized compenzation costs related to share awards amounted to EUR 56 million (2007: EUR 53 million; 2006: EUR 88 million). These costs are expected to be recognized over a weighted average period of 1.8 years (2007: 1.7 years; 2006: 1.8 years).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
44 OTHER INTEREST EXPENSES
Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.
Other interest expenses include EUR 1 million and EUR 94 million dividends paid on preference shares and trust preferred securities (2007: EUR 7 million and EUR 92 million; 2006: EUR 10 million and EUR 101 million).
Total interest income and total interest expense for items not valued at fair value through profit and loss for 2008 were EUR 52,505 million (2007: EUR 46,900 million; 2006: EUR 41,281 million) and EUR 33,507 million (2007: EUR 31,173 million; 2006: EUR 27,014 million) respectively. Net interest income of EUR 18,144 million is presented in the following lines in the profit and loss account.
Net interest income:

	2008	2007	2006

Interest result bank 34)	11,042	8,976	9,192
Investment income — insurance 36)	8,080	8,784	8,756
Interest expense	(978)	(1,102)	(1,016)

	18,144	16,658	16,932

45 OTHER OPERATING EXPENSES

	Insurance operations			Banking operations				Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Depreciation of property and equipment	95	98	102	353	321	361	448	419	463
Amortization of software	70	104	100	103	117	100	173	221	200
Computer costs	297	289	231	733	561	605	1,030	850	836
Office expenses	599	660	629	687	628	634	1,286	1,288	1,263
Travel and accommodation expenses	101	102	102	163	153	139	264	255	241
Advertising and public relations	204	258	177	833	759	722	1,037	1,017	899
External advisory fees	373	455	581	459	491	449	832	946	1,030
Postal charges				130	113	117	130	113	117
Addition/(releases) of provision for reorganizations and relocations	8	11	(16)	136	434	63	144	445	47
Other	836	684	565	627	969	760	1,463	1,653	1,325

	2,583	2,661	2,471	4,224	4,546	3,950	6,807	7,207	6,421

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 172 million (2007: EUR 156 million; 2006: EUR 229 million) in which ING is the lessee. Other operating expenses also include EUR 85 million related to integration costs of CitiStreet and EUR 143 million related to premium taxes.
No individual operating lease has terms and conditions that materially affect the amount, timing and certainty of the consolidated cash flows of the Group.
The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.
Fees of Group’s auditors:

	2008	2007	2006

Audit fees	46	61	63
Audit related fees	3	7	4
Tax fees	3	5	4
All other fees	7	2	3

Total	59	75	74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
46 TAXATION
Taxation by type:

		Netherlands			International			Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Current taxation	(329)	112	469	863	963	970	534	1,075	1,439
Deferred taxation	(122)	144	95	(1,133)	316	373	(1,255)	460	468

	(451)	256	564	(270)	1,279	1,343	(721)	1,535	1,907

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate:

	2008	2007	2006

Result before taxation	(1,487)	11,043	9,940
Weighted average statutory tax rate	49.9%	28.7%	30.9%

Weighted average statutory tax amount	(742)	3,169	3,071

Associates exemption	69	(814)	(255)
Other income not subject to tax	(210)	(577)	(336)
Expenses not deductible for tax purposes	106	93	121
Impact on deferred tax from change in tax rates	(25)	(9)	(170)
Deferred tax benefit from previously unrecognized amounts		(64)	(30)
Current tax benefit from previously unrecognized amounts		(222)	(447)
Write down/reversal of deferred tax assets	360	8	(6)
Adjustment to prior periods	(279)	(49)	(41)

Effective tax amount	(721)	1,535	1,907

Effective tax rate	48.5%	13.9%	19.2%
The weighted average statutory tax rate increased significantly in 2008 compared to 2007 caused by the fact that most of the losses in 2008 were incurred in high tax jurisdictions.
The effective tax rate in 2008 was slightly lower than the weighted average statutory tax. Main reasons for this are tax exempt income and releases of tax provisions, partly offset by non deductible expenses and a reduction of the deferred tax assets.
47 EARNINGS PER ORDINARY SHARE
Earnings per ordinary share

					Weighted average
				number of ordinary shares
		Amount		outstanding during the period				Per ordinary share
	(in millions of euros)				(in millions)			(in euros)

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Basic earnings	(729)	9,241	7,692	2,042.7	2,141.1	2,155.0	(0.36)	4.32	3.57
Attribution to non-voting equity securities	(425)

Earnings — after attribution to non-voting equity securities	(1,154)	9,241	7,692	2,042.7	2,141.1	2,155.0	(0.56)	4.32	3.57

Effect of dilutive securities:
Non-voting equity securities	425
Warrants					3.2	7.6
Stock option and share plans				0.8	12.3	14.4

				0.8	15.5	22.0

Diluted earnings	(729)	9,241	7,692	2,043.5	2,156.6	2,177.0	(0.36)	4.28	3.53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Diluted earnings per share data are computed as if the stock options and warrants outstanding at year-end had been exercized at the beginning of the period. It is also assumed that ING Group uses the cash received from exercized stock options and warrants exercized or non-voting equity securities converted to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from exercising warrants and stock options or converting non-voting equity securities is added to the average number of shares used for the calculation of net earnings per share.
The potential conversion of the non-voting equity securities has an antidilutive effect on the earnings per share calculation (the diluted earnings per share becoming less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in determining the weighted average number of shares for the calculation of diluted earnings per share.
48 DIVIDEND PER ORDINARY SHARE

	2008(1)	2007	2006

Per ordinary share (in euros)	0.74	1.48	1.32
Per non-voting equity security (in euros) (2)	0.425
Total amount of dividend declared (in millions of euros)	1,500	3,180	2,865

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a cash dividend of EUR 0.74 per share for the year 2008. In August 2008, an interim dividend of EUR 0.74 per ordinary share of EUR 0.24 was made payable.

(2)	Dividend is payable per non-voting equity security of EUR 0.425. This amount is payable on May 12, 2009 provided that ING Group’s capital adequacy position is and remains satisfactory both before and after payment in the opinion of the Dutch central bank. The full amount of EUR 425 million is recognized as a liability as at December 31, 2008.
2.1.6. SEGMENT REPORTING
49 PRIMARY REPORTING FORMAT — BUSINESS SEGMENT
ING Group’s business segments relate to the internal segmentation by business lines. These include the business lines: Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Wholesale Banking, Retail Banking and ING Direct. Other mainly includes items not directly attributable to the business lines.
Each business line is headed by a member of the Executive Board. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policies in conformity with the strategy and performance targets set by the Executive Board.
The accounting policies of the business segments are the same as those described under Accounting policies for the consolidated balance sheet and profit and loss account. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment. With regard to investments in equity securities, a fixed return of 3% is allocated to the insurance business lines. The differences between the actual dividend income, capital gains and impairments and the allocated return are included in Other.
ING applies a system of capital charging that makes the results of the banking business units globally comparable, irrespective of the book equity they have and the currency they operate in. ING’s policy for the banking business units is that equity may only be invested locally at the local risk free rate. Banking business units are charged by the Corporate Line for the income that they make on the invested equity and are given a benefit based on the risk free euro rate on the economic capital they employ. Consequently, the results of the businesses as disclosed are the local results after Group overhead charges while the investment returns on equity are based on the risk free euro rate on economic capital.
ING Group evaluates the results of its business segments using a financial performance measure called underlying result before taxation. Underlying result before taxation is defined as result before taxation excluding the impact of divestments and special items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	Insurance	Insurance	Insurance Asia/	Wholesale	Retail			Total
2008	Europe	Americas	Pacific	Banking	Banking	ING Direct	Other	segments	Eliminations	Total

Income
— external	14,053	27,656	13,384	4,050	8,758	1,138	(2,748)	66,291		66,291
— inter-segment	436	82	774	57	(1,359)	(260)	1,832	1,562	(1,562)

Total income	14,489	27,738	14,158	4,107	7,399	878	(916)	67,853	(1,562)	66,291

Segment result before taxation	651	(590)	(213)	609	1,420	(1,155)	(2,209)	(1,487)		(1,487)
Divestments		(265)	329				15	79		79
Special items		321			271	30		622		622

Underlying result before taxation	651	(534)	116	609	1,691	(1,125)	(2,194)	(786)		(786)

Segment assets	96,392	141,355	66,228	1,173,150	581,538	275,829	286,430	2,620,922	(1,289,259)	1,331,663
Segment liabilities	88,469	138,009	61,716	1,163,301	575,369	271,778	242,168	2,540,810	(1,238,075)	1,302,735
Share in profit or loss of associates	(227)	31	(1)	(217)	10			(404)		(404)
Book value of associates	2,086	460	4	1,385	414		6	4,355		4,355

Cost incurred to acquire property, equipment and intangibles	272	1,161	58	256	767	516	(17)	3,013		3,013

Significant non-cash expenses
— Depreciation and amortization	48	98	38	154	224	97	119	778		778
— Other impairments	2	204		94	4	33	1	338		338
— Reversal of impairments				31				31		31
— Deferred acquisition costs and VOBA	195	1,567	562					2,324		2,324
— Increase in provisions for Insurance and investment contracts	2,113	7,098	7,339				(187)	16,363		16,363
— Addition to loan loss provision				596	401	283		1,280		1,280
Impairments on investments are presented within Investment income, which is part of Total income. In 2008, total impairments of EUR 4,820 million are included in the following segments: EUR 2 million in Insurance Europe, EUR 692 million in Insurance Americas, and EUR 79 million in Insurance Asia Pacific, EUR 267 million in Wholesale Banking, EUR 4 million in Retail Banking, EUR 1,891 million in ING Direct and EUR 1,885 million in Other.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	Insurance	Insurance	Insurance Asia/	Wholesale	Retail			Total
2007	Europe	Americas	Pacific	Banking	Banking	ING Direct	Other	segments	Eliminations	Total

Income
— external	15,903	29,565	14,105	6,091	8,015	2,346	561	76,586		76,586
— inter-segment	359	116	278	(1,290)	(532)	(150)	3,191	1,972	(1,972)

Total income	16,262	29,681	14,383	4,801	7,483	2,196	3,752	78,558	(1,972)	76,586

Segment result before taxation	2,300	2,152	576	1,965	2,078	530	1,442	11,043		11,043
Divestments	(460)	(90)			(32)		129	(453)		(453)
Special items				94	356		40	490		490

Underlying result before taxation	1,840	2,062	576	2,059	2,402	530	1,611	11,080		11,080

Segment assets	98,287	159,679	61,433	925,904	501,722	262,560	139,050	2,148,635	(836,125)	1,312,510
Segment liabilities	89,531	150,769	55,996	918,964	496,965	259,792	110,995	2,083,012	(810,033)	1,272,979

Share in profit or loss of associates	316	191		212	26		(5)	740		740
Book value of associates	2,894	252	1	1,502	461		(96)	5,014		5,014

Cost incurred to acquire property, equipment and intangibles	219	766	122	180	1,324	296	345	3,252		3,252

Significant non-cash expenses
— Depreciation and amortization	255	1,102	573	155	199	87	4	2,375		2,375
— Impairments	4	114	1	38		14		171		171
— Reversal of impairments		5		51	6			62		62
— Deferred acquisition costs and VOBA	167	1,080	562					1,809		1,809
— Increase in provisions for Insurance and investment contracts	4,339	12,036	10,060				59	26,494		26,494
— Addition to loan loss provision				(142)	199	68		125		125
As at December 31, 2007, the segment Insurance Asia/Pacific had a net reserve inadequacy using a prudent (90%) confidence level. This inadequacy was offset by reserve adequacies in other segments, so that at Group level there is a net adequacy at the prudent (90%) confidence level. Following the agreement to sell ING Life Taiwan the inadequacy in Insurance Asia/Pacific was eliminated as at December 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	Insurance	Insurance	Insurance Asia/	Wholesale	Retail			Total
2006	Europe	Americas	Pacific	Banking	Banking	ING Direct	Other	segments	Eliminations	Total

Income
— external	15,893	29,775	13,310	6,135	7,206	2,216	(914)	73,621		73,621
— inter-segment	278	4	68	(1,397)	(40)	73	2,375	1,361	(1,361)

Total income	16,171	29,779	13,378	4,738	7,166	2,289	1,461	74,982	(1,361)	73,621

Segment result before taxation	2,362	1,992	636	2,052	2,364	691	(157)	9,940		9,940
Divestments	(113)		(15)	44		3		(81)		(81)

Underlying result before taxation	2,249	1,992	621	2,096	2,364	694	(157)	9,859		9,859

Segment assets	117,106	162,229	54,454	724,984	354,089	253,160	205,236	1,871,258	(644,951)	1,226,307
Segment liabilities	102,827	152,599	50,204	717,915	348,808	249,792	159,635	1,781,780	(596,688)	1,185,092

Share in profit or loss of associates	447	8		176	11		(4)	638		638
Book value of associates	2,981	14	2	1,141	57		148	4,343		4,343

Cost incurred to acquire property, equipment and intangibles	1,322	243	90	226	182	144	3	2,210		2,210

Significant non-cash expenses
— Depreciation and amortization	287	915	627	171	216	74		2,290		2,290
— Impairments	1		10	16	4			31		31
— Reversal of impairments					4			4		4
— Addition to loan loss provision				(133)	176	60		103		103
Interest income (external) and interest expense (external) breakdown by business line:

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
2008	Europe	Americas	Pacific	Banking	Banking	Direct	Other	Total

Interest income	2,543	4,311	912	67,834	15,754	13,293	444	105,091
Interest expense	87	333	4	60,855	12,792	10,501	2,375	86,947

	2,456	3,978	908	6,979	2,962	2,792	(1,931)	18,144

Interest income (external) and interest expense (external) breakdown by business line:

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
2007	Europe	Americas	Pacific	Banking	Banking	Direct	Other	Total

Interest income	3,026	4,603	975	49,753	15,068	12,040	68	85,533
Interest expense	85	376	4	43,583	12,442	9,963	2,422	68,875

	2,941	4,227	971	6,170	2,626	2,077	(2,354)	16,658

Interest income (external) and interest expense (external) breakdown by business line:

			Insu-
	Insu-	Insu-	rance	Whole-
	rance	rance	Asia/	sale	Retail	ING
2006	Europe	Americas	Pacific	Banking	Banking	Direct	Other	Total

Interest income	3,307	4,604	911	35,897	12,366	10,435	406	67,926
Interest expense	25	466	4	30,028	9,705	8,309	2,457	50,994

	3,282	4,138	907	5,869	2,661	2,126	(2,051)	16,932

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

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2008	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total

Income
— external	12,072	4,070	7,560	26,372	2,567	13,687	746	(783)		66,291
— inter-segment	1,816		382	(1,414)	(69)	537	40	270	(1,562)

Total income	13,888	4,070	7,942	24,958	2,498	14,224	786	(513)	(1,562)	66,291

Segment result before taxation	(392)	801	1,694	(2,209)	202	(250)	150	(1,483)		(1,487)

Segment assets	740,436	173,064	428,722	290,340	25,199	108,074	37,124	45,139	(516,435)	1,331,663
Cost incurred to acquire property, equipment and intangibles	833	102	662	756	448	56	41	115		3,013

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2007	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total

Income
— external	15,577	5,850	6,424	28,240	3,186	13,999	1,005	2,307	(2)	76,586
— inter-segment	686	(701)	727	(463)	178	304	20	1,219	(1,970)

Total income	16,263	5,149	7,151	27,777	3,364	14,303	1,025	3,526	(1,972)	76,586

Segment result before taxation	2,252	1,542	1,987	2,233	523	551	452	1,503		11,043

Segment assets	676,676	177,716	363,178	313,263	23,631	89,079	40,915	36,243	(408,191)	1,312,510
Cost incurred to acquire property, equipment and intangibles	467	62	1,218	316	679	113	56	341		3,252

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2006	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total

Income
— external	16,079	5,358	5,920	29,472	2,712	13,155	841	84		73,621
— inter-segment	765	(436)	586	(1,039)	355	117	11	1,002	(1,361)

Total income	16,844	4,922	6,506	28,433	3,067	13,272	852	1,086	(1,361)	73,621

Segment result before taxation	3,585	1,115	1,785	2,315	318	583	340	(101)		9,940

Segment assets	608,949	180,694	339,683	319,233	21,567	72,515	33,373	44,459	(394,166)	1,226,307
Cost incurred to acquire property, equipment and intangibles	1,506	62	253	228	40	75	46			2,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Result before taxation by geographical area:

	Insurance operations			Banking operations				Total

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Netherlands	242	1,446	2,182	(634)	806	1,403	(392)	2,252	3,585
Belgium	80	523	160	721	1,019	955	801	1,542	1,115
Rest of Europe	329	332	309	1,365	1,655	1,476	1,694	1,987	1,785
North America	(843)	1,826	1,564	(1,366)	407	751	(2,209)	2,233	2,315
Latin America	254	326	178	(52)	197	140	202	523	318
Asia	(340)	362	468	90	189	115	(250)	551	583
Australia	126	215	176	24	237	164	150	452	340
Other	(1,483)	1,503	(101)				(1,483)	1,503	(101)

Total	(1,635)	6,533	4,936	148	4,510	5,004	(1,487)	11,043	9,940

Geographical analysis of claims, expense ratio and combined ratio for non-life insurance policies:

		Claims ratio		Expense ratio			Combined ratio

	2008	2007	2006	2008	2007	2006	2008	2007	2006

Netherlands	55.8	50.2	44.7	41.8	41.2	40.3	97.6	91.4	85.0
Belgium	49.1	70.3	65.0	44.7	31.5	33.7	93.8	101.8	98.7
Rest of Europe	49.7	44.1	46.8	44.1	44.8	41.3	93.8	88.9	88.1
North America	69.5	65.7	59.2	29.1	28.5	29.9	98.6	94.2	89.1
Latin America	70.4	81.6	74.2	16.7	27.3	26.8	87.1	108.9	101.0
Asia	53.1	50.1	50.2	38.3	42.7	40.7	91.4	92.8	90.9
Other	26.9	144.3	60.1	(46.6)	18.7	(36.4)	(19.7)	163.0	23.7

Total	64.3	65.3	58.6	32.2	31.8	31.8	96.5	97.1	90.4

The claims ratio relates to claims, including claims handling expenses, expressed as a percentage of net earned premiums. The expense ratio relates to costs expressed as a percentage of net premiums written. The claims ratio and the expense ratio together form the combined ratio. A combined ratio of more than 100% does not necessarily mean that there is a loss on non-life insurance policies, because the result also includes the allocated investment income.
2.1.7. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
51 NET CASH FLOW FROM INVESTING ACTIVITIES
Information on the impact of companies acquired or disposed of is presented in Note 29 ‘Companies acquired and companies disposed’.
52 INTEREST AND DIVIDEND INCLUDED IN NET CASH FLOW
Interest and dividend received and paid:

	2008	2007	2006

Interest received	103,534	82,707	66,471
Interest paid	(84,061)	(66,463)	(52,369)

	19,473	16,244	14,102

Dividend received	730	820	688
Dividend paid	(3,207)	(3,039)	(2,716)
53 CASH AND CASH EQUIVALENTS

	2008	2007	2006

Treasury bills and other eligible bills	7,009	4,130	4,333
Amounts due from/to banks	2,217	(33,347)	(20,454)
Cash and balances with central banks	22,045	12,406	14,326

Cash and cash equivalents at end of year	31,271	(16,811)	(1,795)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Treasury bills and other eligible bills included in cash and cash equivalents:

	2008	2007	2006

Treasury bills and other eligible bills included in trading assets	2,770	1,806	1,286
Treasury bills and other eligible bills included in available-for-sale investments	4,239	2,324	3,047

	7,009	4,130	4,333

Amounts due to/from banks

	2008	2007	2006

Included in cash and cash equivalents
— amounts due to banks	(13,738)	(42,154)	(26,498)
— amounts due from banks	15,955	8,807	6,044

	2,217	(33,347)	(20,454)

Not included in cash and cash equivalents
— amounts due to banks	(138,527)	(124,818)	(94,341)
— amounts due from banks	32,492	40,068	33,824

	(106,035)	(84,750)	(60,517)

Included in balance sheet
— amounts due to banks	(152,265)	(166,972)	(120,839)
— amounts due from banks	48,447	48,875	39,868

	(103,818)	(118,097)	(80,971)

Cash and cash equivalents include amounts due to/from banks with a term of less than three months from the date on which they were acquired.
ING’s risk management (including liquidity) is explained in the ‘Risk management’ section.
2.2.1. RISK MANAGEMENT
Structure of risk management section

— Risk Management in 2008
— ING Group
Risk Governance
ING Group Risk Profile
— ING Bank
ING Bank Risk Profile
ING Bank — Credit risks
ING Bank — Market risks
ING Bank — Liquidity risk
— ING Insurance
ING Insurance Risk Profile
ING Insurance — Market risks
ING Insurance — Insurance risks
ING Insurance — Credit risks
— ING Group — Non-financial Risks
Operational risks
Compliance risk
— Model Disclosures
RISK MANAGEMENT IN 2008
Taking measured risks is part of ING Group’s business. As a financial services company active in banking, investments, life insurance and retirement services. ING Group is naturally exposed to a variety of risks. To ensure measured risk-taking ING Group has integrated risk management in its daily business activities and strategic planning. Risk Management assists with the formulation of risk appetite, strategies, policies and limits and provides a review, oversight and support function throughout the Group on risk-related issues. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, and foreign exchange risks), insurance risk and liquidity risk. In addition, ING Group is exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this risk management section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Despite the fact that the ongoing crisis claims most of the management attention on a daily basis throughout the risk management organization, ING Group continued its long-term investments in risk management, including investments in people, governance, processes, measurement tools and systems. The Non-Financial Risk Dashboard, which was introduced internally and piloted in 2007 was implemented and presented to the Executive Board and the Audit Committee for the first time in November 2008.
Market developments 2008
Although the whole of 2008 was characterized by significant turmoil, it was in the second half of the year, after the default of Lehman Brothers, Washington Mutual and three Icelandic banks, that volatility in financial markets intensified. Throughout the world the prices of most major asset classes fell sharply. Equity markets came down significantly: year on year the S&P 500 declined 38% and the Dutch Amsterdam Exchange Index (AEX) declined 52%. Real estate prices were also under pressure. At 31 December  2008 the most prominent real estate index in the United States, the S&P Case-Shiller Index, was 18.6% lower than at the end of 2007. Moreover, credit spreads in the financial and corporate sector widened materially, both in the US and in Europe. The second half of 2008 showed a steep increase in corporate credit spreads which was for a major part driven by the auto and industrial sectors. Both short and long term interest rates dropped in Europe and more profoundly in the United States.
In response to these movements governments all over the world stepped in with rescue plans to buy pressurized assets, deposit guarantee programmes, capital injections or full nationalizations. In October 2008 ING Group and the Dutch state announced that an agreement had been reached on a EUR 10 billion capital injection from the Dutch State. See Note 12 Shareholders’ equity (parent) / non-voting equity securities for details.
Risk mitigation
To counter the implications of the financial crisis ING Group decided to take several measures over the course of the year to reduce risk:
•	Deleveraging

ING is working to reduce the bank balance sheet by 10% by decreasing the non-lending part by 25%. ING intends to reduce the available for sale portfolio over time as proceeds from maturing securities will be used to fund ING-originated loans. Reducing trading activities, deposits at other banks and reverse-repos are expected to make up most of the remaining reduction. At the same time, lending activities will be maintained with focus on the Corporate and Retail business.

•	Reduction of credit risk

In January 2009, ING Group entered into an Illiquid Assets Back-up Facility term sheet with the Dutch State covering ING’s Alt-A residential mortgage backed securities (RMBS) portfolio. Through this transaction, which is expected to close in the first quarter of 2009, subject to final documentation and regulatory approval, the Dutch State will become the economic owner of 80% of the Alt-A RMBS portfolio. This transaction is expected to be concluded at 90% of the par value with respect to the 80% portion of the portfolio of which the Dutch State will become the economic owner. Par value of the portfolio is approximately EUR 30 billion par value of the portfolio. Following the deteriorated economic outlook in the third and fourth quarter market prices for these securities had become depressed as liquidity dried up, which had an impact on ING’s results and equity far in excess of estimated credit losses. The transaction with the Dutch State is expected to significantly reduce the uncertainty regarding the impact on ING of any future losses in the portfolio. As condition to the Facility ING will committ to support the growth of the Dutch lending business for an amount of EUR 25 billion at market-conforming conditions. The Dutch State will also acquire certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A RMBS portfolio that is retained by ING.

•	Reduction of equity exposure (available-for-sale)

Direct public exposure was reduced from EUR 15.8 billion at the end of 2007 to EUR 5.8 billion at year-end 2008. The reduction in exposure was due to negative revaluations, and sales. ING Insurance holds EUR 3.9 billion balance sheet exposure which was partially hedged against further market losses. In addition, a temporary hedging programme was put in place to reduce earnings volatility resulting from potential DAC (Deferred Acquisition Cost) unlocking.

•	Reduction of interest rate risk

ING sold ING Life Taiwan which resulted into a significant reduction of its interest rate risk exposure. This divestment was in line with the strategy to allocate capital to those businesses that generate the highest return. In addition, ING lengthened its asset duration in order to mitigate the impact of declining interest rates, herewith further reducing its interest rate risk exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
A more detailed disclosure of outstanding risk factors facing ING and the financial industry is given in the Risk Factor section in the Additional Information part of the Annual Report.
Impact of financial crisis
Impact on pressurized asset classes
As a result of the deteriorating market conditions throughout 2008 ING Group incurred negative revaluations on its investment portfolio, which impacted shareholders’ equity. Furthermore, ING Group incurred impairments, fair value changes and trading losses, which impacted its profit and loss account (P&L).
The table below shows the exposures and negative revaluations and losses taken on US sub-prime and US Alt-A residential mortgage backed securities (RMBS), Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs) during 2008.
US Subprime RMBS, US Alt-A RMBS, CDOs/CLOs exposures, revaluations and losses:

	December 31, 2008	Change in 2008			December 31, 2007
			Write-
		Revaluation	downs			Revaluation
		through	through			through
	Market	Equity	P&L	Other	Market	Equity
	Value	(pre-tax)	(pre-tax)	changes	value	(pre-tax)

US Subprime RMBS	1,778	(839)	(120)	(52)	2,789	(307)
US Alt-A RMBS	18,847	(6,538)	(2,064)	(33)	27,482	(936)
CDOs/CLOs	3,469	(218)	(394)	2,186	1,895	(134)

Total	24,094	(7,595)	(2,578)	2,101	32,166	(1,377)

•	ING Group’s total EUR 1.8 billion exposure to US sub-prime assets relates to non originated loans acquired as investments in RMBS and represents 0.1% of total assets. At December 31, 2008 approximately 77% of ING’s US sub-prime portfolio was rated AA or higher. ING Group does not originate sub-prime mortgages. The vast majority of the total mortgage backed securities (MBS) are (residential) mortgages that are not classified as sub-prime.

•	ING Group’s total US Alt-A RMBS exposure at December 31, 2008 was EUR 18.8 billion. About 65% of this portfolio was AAA rated. The majority of the exposure (EUR 16.3 billion) was held by ING Direct. ING’s Available-for-Sale Alt-A investments are measured at fair value in the balance sheet. The substantial amount of negative pre-tax revaluation and impairments on this portfolio are mainly caused by the illiquid market.

•	Net investments in CDOs/CLOs at December 31, 2008 were 0.3% of total assets. The vast majority of the CDOs/CLOs has investment grade corporate credit as underlying assets, only EUR 1 million has US subprime mortgages underlying. Other changes includes purchases and sales of CDOs/CLOs, as well as foreign currency effects.
EUR 23.7 billion of the EUR 24.1 billion exposure on US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs is booked at fair value. An analysis of the method applied in determining the fair values of financial assets and liabilities is provided in Note 33 ‘Fair value of Financial Assets and Liabilities’. At December 31, 2008 the fair value of US Subprime RMBS, US Alt-A RMBS and CDOs/CLOs was as follows:
Fair value of US subprime RMBS, US Alt-A RMBS and CDOs/CLOs

	Reference to		Valuation
	published	Valuation	technique
	price	technique	not
	quotations	supported	supported
	in active	by market	by market
2008	markets	inputs	inputs	Total

US Subprime RMBS	20	26	1,732	1,778
US Alt-A RMBS		244	18,244	18,488
CDOs/CLOs	3,273	162	34	3,469

Total	3,293	432	20,010	23,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Fair value of US subprime RMBS, US Alt-A RMBS and CDOs/CLOs:

	Reference to		Valuation
	published	Valuation	technique
	price	technique	not
	quotations	supported	supported
	in active	by market	by market
2007	markets	inputs	inputs	Total

US Subprime RMBS	2,636	153		2,789
US Alt-A RMBS	23,312	4,170		27,482
CDOs/CLOs	281	1,597	17	1,895

Total	26,229	5,920	17	32,166

An amount of EUR 25 billion of mortgage backed securities in the United States was reclassified from Reference to published price quotations in active markets to Valuation technique not supported by market inputs in the third quarter of 2008. Reference is made to Note 33 ‘Fair value of financial assets and liabilities’.
Impact on Real Estate
By the end of 2008 ING Group’s total exposure to real estate was EUR 15.5 billion of which EUR 9.8 billion was subject to revaluation through the profit and loss account. In 2008, ING recorded EUR 1,184 million pre-tax negative revaluations and impairments. ING’s real estate portfolio has high occupancy rates and is diversified over sectors and regions, but is clearly affected by the negative real estate markets throughout the world.
Impact on Equity securities — available-for-sale
Direct equity exposure at December 31, 2008 in this caption was EUR 5.8 billion (public) and EUR 0,4 billion (private). During 2008 ING booked EUR 1,707 million of pre-tax impairments on this direct public equity exposure. ING generally decides to impair a listed equity security based on two broad guidelines: when the fair value of the security is below 75% of the cost price or when the market price of the security is below the cost price for longer than six months.
Impact on other asset classes
Negative impact on results 2008 (pre-tax) from private equity and alternative assets amounted to EUR 399 million. Negative impact on results 2008 (pre-tax) from debt securities other than mentioned above amounted to EUR 292 million.
Impact on counterparty risk
In the third quarter a number of financial institutions were no longer expected to fulfil their obligations. ING incurred EUR 483 million pre-tax losses (excluding loan losses) on Lehman Brothers, Washington Mutual and the Icelandic banks. The loss included impairments of debt securities, trading losses and derivative positions, including the costs to replace derivatives on which the banks were counterparty.
Impact on Liquidity profile
Due to the financial crisis liquidity became scarce and central banks around the world provided funding to prevent the interbank market drying up. ING’s liquidity position remained within internally set limits. ING Bank has a favourable funding profile as the majority of the funding stems from client deposits.
Ongoing volatility in the financial markets
The impacts have arisen primarily as a result of the deterioration of the US housing market which caused real estate prices to decline. This caused valuation issues in connection with ING’s exposure to US mortgage-related structured investment products, including sub-prime and Alt-A RMBS, CDOs and CLOs. In many cases, the markets for such instruments have become highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such instruments is a complex process involving the consideration of market transactions, pricing models, management judgement and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations.
While we continue to monitor our exposures in this area, in the light of the ongoing market environment and the resulting uncertainties concerning valuations, there can be no assurances that we will not experience further negative impacts on our shareholders’ equity or profit and loss accounts from such assets in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The financial crisis has demonstrated the importance of having a robust risk management organization in place. Although ING’s risk management organization and liquidity profile have helped it to limit the impact and manage the company through the turmoil, ING will continue to further strengthen its risk management organization. The lessons learned in this crisis will contribute to this continuous process.
The following paragraphs provide a high level overview of the risk management governance and risk profile from an ING Group perspective. This is followed by a more detailed overview, split into the different risk types (credit, market, liquidity, insurance, operational and compliance risk) both for ING Bank and ING Insurance. The section concludes with disclosures on models for Earnings at Risk (EaR), Capital at Risk (CaR) and Economic Capital (EC).
ING GROUP
To ensure measured risk-taking throughout the organization, ING Group operates through a comprehensive risk management framework. This ensures the identification, measurement and control of risks at all levels of the organization so that ING Group’s financial strength is safeguarded.
The mission of ING Group’s risk management function is to build a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Group’s business processes.
The following principles support this objective:
•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	ING Group’s risk profile is transparent, has ‘no surprises’, and is consistent with delegated authorities;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management and value creation.
RISK GOVERNANCE
ING’s risk management framework is based on the ‘three lines of defence’ concept which ensures that risk is managed in line with the risk appetite as defined by the Executive Board and is cascaded throughout the Group. This concept provides a clear allocation of responsibilities for the ownership and management of risk, to avoid overlaps and/or gaps in risk governance. Business line management and the regional and local managers have primary responsibility for the day-to-day management of risk and form the first line of defence. The risk management function, both at corporate and regional/local level, belongs to the second line of defence and has the primary responsibility to align risk taking with strategic planning e.g. in limit setting. Risk managers in the business lines have a functional reporting line to the Corporate Risk General Managers described below. The internal audit function provides an ongoing independent (i.e. outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial and operational risk management and forms the third line of defence.
Group Risk Management Function
The risk management function is embedded in all levels of the ING Group organization.
Chief Risk Officer
The Chief Risk Officer (CRO), who is a member of the Executive Board, bears primary overall responsibility for the Group risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING’s group risk profile is consistent with its financial resources and the risk appetite defined by the Executive Board. The CRO is also responsible for establishing and maintaining a robust organizational basis for the management of risk throughout the ING organization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Group Risk Organization
The organization chart below illustrates the functional reporting lines within the ING Group risk organization.
The risk organization is structured independently from the business lines and is organized through five risk departments:
•	Corporate Credit Risk Management (CCRM) is responsible for the credit risk management of ING Bank and ING Insurance;

•	Corporate Market Risk Management (CMRM) is responsible for the market risk management and liquidity risk management of ING Bank;

•	Corporate Insurance Risk Management (CIRM) is responsible for the insurance, market and liquidity risk management of ING Insurance;

•	Corporate Operational Risk Management (CORM) is responsible for the operational risk management of ING Bank and ING Insurance;

•	Group Compliance Risk Management (GCRM) supports and advises management in fulfilling its compliance responsibilities, advises employees on their (personal) compliance obligations and oversees and reports on the embedding of Compliance policies in both ING Bank and ING Insurance.
The heads of these departments (Corporate Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Group level. The Corporate Risk General Managers and the CRO are responsible for the harmonization and standardization of risk management practices.
In addition two staff departments report to the CRO:
•	The Risk Integration and Analytics department is responsible for inter-risk aggregation processes and for providing group-wide risk information to the CRO and Executive Board;

•	The Model Validation department reviews the performance of all material risk models applied within ING. This department carries out periodic model validations of all material risk models used by ING. To ensure independence from the business and the other risk departments, the head of this department reports directly to the CRO.
The risk management function assists with the formulation of risk appetite, strategies, policies and limits. It also provides a review, oversight and support function throughout the Group on risk related issues.
Group Risk Committees
The Group risk committees described below are also part of the second line of defence. They act within the overall risk policy and delegated authorities granted by the Executive Board and have an advisory role to the CRO. To ensure a close link between the business lines and the risk management function, the business line heads and the respective General Managers Corporate Risk are represented on each committee (except for the ORRC were the business is not represented).
•	ING Group Credit Committee — Policy (GCCP): Discusses and approves policies, methodologies and procedures related to credit, country and reputation risks within ING Group. The GCCP meets on a monthly basis;

•	ING Group Credit Committee — Transaction Approval (GCCTA): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCCTA meets two times a week;

•	ING Group Investment Committee (GIC): Discusses and approves investment proposals for ING Real Estate. The GIC meets on a monthly basis;

•	Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves the overall risk profile of all ING Bank’s market risks that occur in its Wholesale Banking, Retail Banking and ING Direct activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank. ALCO Bank meets on a monthly basis;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
•	Asset and Liability Committee ING Insurance (ALCO Insurance): Discusses and approves all risks associated with ING’s Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets six times a year;

•	Operational and Residual Risk Committee (ORRC): Discuss and approve issues related to Methods, Models and Parameters related to Operational risk, Business risk in Banking, inter-risk diversification and consistency across risk types and businesses. The committee meets at least twice a year.
In addition, the Finance and Risk Committee (F&RC) is a platform for the CRO and the CFO, along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. F&RC meets every two weeks.
ING Group uses risk assessment and risk measurement to guide decision making. As a result, the quality of risk models is important. The governance process for approval of risk models, methods and parameters ensures business and regulatory requirements, via a clear assignment of responsibility and accountability.
Board level risk oversight
At the highest level of the ING organization, there are board committees which oversee risk taking, and have ultimate approval authority. ING Group has a two-tier board structure consisting of the Executive Board and the Supervisory Board; both tiers play an important role in managing and monitoring the risk management framework.
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
ING has integrated risk management into the annual strategic planning process. This process aligns strategic goals, business strategies and resources throughout ING Group. The process is such that the Executive Board issues a Planning Letter which provides the organization with the corporate strategic direction, and addresses key risk issues. Based on this Planning Letter the business lines and business units develop their business plans which align with the Group’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved in the plans. It is part of the process to explicitly discuss strategic limits and group risk appetite levels. At each level, strategies and metrics are identified to measure success in achieving objectives and to assure adherence to the strategic plan. Based on the business unit and line of business plans, the Executive Board formulates the Group Strategic Plan which is submitted to the Supervisory Board for approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Group risk policies
ING has a framework of risk management policies, procedures and standards in place to create consistency throughout the organization, and to define minimum requirements that are binding on all business units. The governance framework of the business units aligns with the Group level framework and meets local (regulatory) requirements. Senior Management is responsible to ensure policies, procedures and standards are implemented and adhered to. Employees globally have access to the Group’s governance framework through an internal website. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and emerging best practices.
ING GROUP RISK PROFILE
ING Group uses an integrated risk management approach. The risk dashboard captures the risks in all Banking and Insurance business lines in terms of Earnings at Risk and Capital at Risk, and shows the impact of diversification across the Group. The Executive Board uses the risk dashboard to monitor and manage the actual risk profile in relation to the Group risk appetite. It enables the Executive Board to identify possible risk concentrations and to support strategic decision making. The risk dashboard is reported to the Executive Board on a quarterly basis and is subsequently presented to the Audit Committee.
ING Group’s risk appetite is defined by the Executive Board as part of the strategic planning process. Strict boundaries are established with regard to acceptable risk types and levels. ING’s ‘three lines of defence’ governance framework ensures that risk is managed in line with the risk appetite as defined by the EB. Risk appetite is cascaded throughout the Group, thereby safeguarding controlled risk taking. The role of the business lines is to maximize the value within established risk boundaries. Each quarter, the Executive Board monitors that the financial and non-financial risks are within the boundaries of the risk appetite as set in the strategic planning process.
ING Group risk metrics
The Group’s risk appetite is captured in three different metrics which are disclosed below:
•	Earnings at Risk; the potential reduction in IFRS earnings over the next year relative to expected IFRS earnings, during a moderate (i.e. ‘1 in 10’) stress scenario. Maintaining a high quality of earnings helps ING to safeguard against being downgraded by the rating agencies;

•	Capital at Risk; the potential reduction of the current net asset value (based on fair values) over the next year relative to the expected value during a moderate (i.e. ‘1 in 10’) stress scenario;

•	Economic Capital; the amount of capital that is required to absorb unexpected losses in times of severe stress given ING Group’s ‘AA’ target rating.
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
The main differences and similarities between the risk metrics are illustrated below;

	Earnings at Risk	Capital at Risk	Economic Capital

Confidence interval	90%	90%	99.95% (based on AA target rating)

Stressed metric	IFRS earnings	Value	Value

Deviation from	Expected IFRS earnings (over next year)	Current net asset value based on fair values (over next year)	Current net asset value based on fair values (over next year)

Interpretation	Potential IFRS earnings reduction against expectation during a ‘moderate’ stress scenario (i.e. 1 in 10)	Potential value reduction of net value during a ‘moderate’ stress scenario (i.e. 1 in 10)	Potential value reduction of net value during an ‘extreme’ stress scenario (i.e. 1 in 2000)
When interpreting the Earnings and Capital at Risk metrics it is important to note that these are not loss estimates of a specific adverse scenario. Further, the metrics do not take into account discretionary management intervention in a specific crisis situation, and are based on instantaneous shock scenarios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Risk types
ING’s risk profile measures the following main types of risks that are associated with its business activities:
•	Credit risk: the risk of potential loss due to default by ING’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables, such as equity prices, real estate prices, interest rates and foreign exchange rates. These four market risks cover all market risks identified in ING’s businesses;

•	Insurance risk: risks such as mortality, morbidity and property and casualty associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims.
Operational and business risk are summarized as other risks in the risk profile:
•	Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk; whereas strategic risks are not included;

•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency.
The above risk metrics do not cover liquidity risk: the risk that ING or one of its subsidiaries cannot meet its financial liabilities when they fall due, at reasonable cost and in a timely manner. ING has a separate liquidity management framework in place to manage this risk. This framework is discussed in the respective Liquidity Risk section below.
A description of the models, and underlying assumptions and key principles used by ING for calculating Earnings at Risk, Capital at Risk and Economic Capital is provided in the Model Disclosure section below.
Given the October 2008 announced sale of ING Life Taiwan to Fubon Financial Holdings Co Ltd, this business is excluded from all 2008 risk disclosures in this section. The sale has been finalized on February 11, 2009.
Earnings at Risk
The level of Earnings at Risk (EaR) provides insight into the level of risk ING can absorb relative to its earnings capacity. The risk appetite set by the Executive Board defines the maximum potential reduction in IFRS earnings over the next year during a moderate (i.e. ‘1 in 10’) stress scenario as a percentage of forecast (pre tax) earnings over the next 12 months. Since ING does not disclose forecast earnings, the table below provides the Earnings at Risk per risk type compared to actual full year underlying earnings.
Earnings at Risk by risk type (Group diversified):

	Credit	Market								EaR/
	and	Interest		Real			Other		Earnings	Earnings
2008	Transfer	Rate	Equity	Estate	FX	Insurance	risks	Total	2008	2008

ING Bank	2,034	247	168	291	35		265	3,040	449	677%
ING Insurance	282	27	395	321	86	13	149	1,273	(1,235)	(103)%

Total ING Group	2,316	274	563	612	121	13	414	4,313	(786)	(549)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Earnings at Risk by risk type (Group diversified):

	Credit	Market								EaR/
	and	Interest		Real			Other		Earnings	Earnings
2007	Transfer	Rate	Equity	Estate	FX	Insurance	risks	Total	2007	2007

ING Bank	1,140	233	112	475	22		223	2,205	4,967	44%
ING Insurance	62	93	328	405	113	34	154	1,189	6,110	19%

Total ING Group	1,202	326	440	880	135	34	377	3,394	11,077	31%

Looking back at 2008, ING undershot its expected earnings by more than the Earnings-at-Risk number. The reason for this is twofold. First, the market events that we have seen in the second half of the year clearly surpassed the ‘1 in 10’ confidence level, hence resulting in higher losses.
Second, specific impairment rules on the available for sale debt securities, whereby securities are written down to market value, even if credit losses are much smaller, are not reflected in the dashboard. This concerns especially the impairments taken on the ALT-A portfolio where impairments amounts were significantly higher than estimated underlying credit losses.
Over 2008, ING’s Earnings at Risk profile increased. The increase is mainly driven by equity and credit risk. The increase in credit risk is driven by credit migration and expected addition of provisions for defaulted loans. The increase in equity risk is caused by higher impairment risk: due to sustained low stock prices more equities are approaching the impairment thresholds. This means that despite the substantial reduction in Capital-at-Risk (next paragraph), earnings at the end of 2008 were more exposed to further stock market declines. The January 2009 divestment of ING Canada was taken into account for the determination of EaR, since the dashboard is forward looking.
Capital at Risk
The level of Capital at Risk (CaR) measured against ING’s financial position provides understanding as to whether ING can maintain a sound financial position under a ‘moderate’ (i.e. 1 in 10) stress scenario. The risk appetite set by the Executive Board defines the maximum potential value reduction over the next year during a (non extreme) stress scenario as a percentage of Available Financial Resources (AFR) (the definition of AFR is provided in the Capital Management section below).The tables below show the Capital at Risk per risk type.
Capital at Risk by risk type (Group diversified):

											CaR/
	Credit	Market							Available		Available
	and	Interest		Real			Other		financial		financial
2008	Transfer	Rate	Equity	Estate	FX	Insurance	risks	Total	resources		resources

ING Bank	2,145	1,110	405	504	164		213	4,541	34,849		13%
ING Insurance	534	1,464	893	308	240	70	173	3,682	14,456		25%

Total ING Group	2,679	2,574	1,298	812	404	70	386	8,223	42,135	(1)	20%

(1)	Total ING Group is comprized of ING Bank and ING Insurance, excluding core debt of EUR 7,170 million within ING Group.
Capital at Risk by risk type (Group diversified):

											CaR/
	Credit	Market									Available
	and	Interest		Real			Other		Available financial		financial
2007	Transfer	Rate	Equity	Estate	FX	Insurance	risks	Total	resources		resources

ING Bank	1,282	716	675	505	81		169	3,428	31,733		11%
ING Insurance	307	3,365	2,439	378	169	273	172	7,103	22,710		31%

Total ING Group	1,589	4,081	3,114	883	250	273	341	10,531	49,715	(1)	21%

(1)	Total ING Group is comprized of ING Bank and ING Insurance, excluding core debt of EUR 4,728 million within ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The Capital at Risk figure substantially decreased over 2008 as ING initiated several de-risking initiatives. Group CaR decreased because increased credit risk was more than offset by lower interest rate and equity risk.
In 2007 the Capital at Risk figure was dominated by ING Insurance, mainly due to interest rate risk related to long-term client guarantees and equity risk. Although these risks are still dominant for ING Insurance in the overall ING risk profile these risks have decreased significantly, while increased credit risk became the largest contributor to CaR during 2008.
The credit and transfer risk increase is mainly due to downgrades and lower initial ratings for unrated facilities. These increases will be only partially offset by the risk reducing impact of the Illiquid Assets Back-up Facility through which the Dutch State will become the economic owner of 80% of the Alt-A Portfolio. This transaction is expected to close in the first quarter of 2009 subject to final documentation and regulatory approval. The effect of this deal has already been included since the dashboard is forward looking.
Total CaR for interest rate risk decreased. The large decrease in interest rate CaR for ING Insurance is primarily caused by the sale of ING Life Taiwan, which is also the main reason for the decrease in Insurance risk. The ING Bank interest rate risk increase is primarily caused by increased volatility in the market.
The decrease in equity risk is the result of the declining equity markets and de-risking activities and hedges put in place near the end of 2008.
Capital at Risk and Earnings at Risk by line of business (Group diversified):

	Earnings at Risk		Capital at Risk

	2008	2007	2008	2007

Wholesale Banking	1,937	1,551	2,321	1,634
Retail Banking	581	438	1,055	939
ING Direct	453	158	893	566
Corporate Line Bank	69	58	272	289

ING Bank	3,040	2,205	4,541	3,428

Insurance Americas	571	430	1,855	2,022
Insurance Asia/Pacific	137	183	502	2,258
Insurance Europe	442	469	910	2,004
Corporate Line Insurance	122	107	415	819

ING Insurance	1,273	1,189	3,682	7,103

ING Group	4,313	3,394	8,223	10,531

Earnings at Risk increased considerably on group level with the rise of ING Bank and ING Insurance similar in magnitude. For ING Bank this was mainly caused by credit migration and clearly visible in ING Direct and Wholesale Banking. For ING Insurance the EaR impact is caused by higher impairment risk for listed equity and therefore most notable in the corporate line.
Overall Capital at Risk decreased with a significant decrease in ING Insurance and an increase in ING Bank. Credit migration explains most of the increase in CaR Wholesale Banking and in ING Direct.
CaR Insurance Americas goes down slightly due to a significant decrease in equity risk (due to lower exposures and de-risking activities).
The sharp decrease in Insurance Asia/Pacific CaR was almost completely the result of the decrease in interest rate risk due to the sale of ING Life Taiwan. CaR Insurance Europe decreased due to a decrease in equity risk resulting from lower exposures and hedging activities.

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
ING’s Group Economic Capital is determined by applying one common aggregation approach to bank and insurance. ING Group Economic Capital is 15% lower than the sum of the parts (bank and insurance). Three different factors contribute to this consolidation benefit:
1.	offsetting positions between bank and insurance: especially on the interest rate risk side, where the long duration assets of the bank are offset by the long duration liabilities of Insurance

2.	diversification between bank and insurance asset classes based on observed correlations: e.g. less than 1 correlation between insurance equity positions and bank real estate positions

3.	diversification between bank and insurance risk drivers based on expert opinion correlations: e.g. less than perfect correlation between operational risk incidents at the bank and interest rate risk in insurance
ING has calculated this consolidation benefit to be 15% (2007: 15%).
The table below shows the contribution of the different risk drivers to the consolidation benefit:
Contribution to consolidated Benefit:

Interest Rate risk	60%
Equity risk	7%
Foreign Exchange risk	1%
Real Estate risk	4%
Credit risk	3%
Other risks*	25%

Total	100%

*	Other risks includes operational risk as well as business risk.
The table below shows the build up of ING Group Economic Capital. Please refer to the bank and insurance paragraphs below for further explanation on the respective EC numbers.
Group Economic Capital (in EUR billion):

	2008	2007 (*)

ING Bank	22.4	18.7
ING Insurance	13.7	23.2
Consolidated Benefit	(5.4)	(5.9)

Total ING Group Economic Capital	30.7	36.0

(*)	In 2007 a group add-on of EUR 0.8 billion related to investments backing Bank Equity was added at Group Level and is now included in Bank EC. The remaining EUR 0.2 billion add-on in 2007 is no longer applicable in 2008 (for comparison it was included in the diversification benefit).
The potential risk capital impact for ING Group of the ING employee pension liability is currently not included in the aggregated group risk metrics. The standalone Economic Capital impact for ING employee pension liabilities is calculated separately, and from a capital management perspective there is currently no need to reserve any additional capital for ING pension liabilities.
Risk measurement ING Bank and ING Insurance
The overall ING Group risk appetite is translated into specific limits which are cascaded down into the organization, e.g.
•	Credit risk limits for bank and insurance business;

•	Market Value at Risk limits for the insurance business;

•	ALM/Value at Risk limits for bank operations;

•	Mortality and concentration limits for insurance operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The following risk disclosures provide more insight into how the risk measures used by the risk organization are linked to the Group risk dashboard and Economic Capital.
ING BANK
ING Bank is engaged in selling a broad range of products. The financial risks that arise from selling these products are managed by the Corporate Credit and Market Risk departments. Operational risks are managed by the Corporate Operational Risk department.
ING BANK RISK PROFILE
Economic Capital ING Bank
One of the main risk management tools for ING Bank is Economic Capital which is used to determine the amount of capital that a transaction or business unit requires to support the economic risks it faces. ING Bank implemented Economic Capital for internal use in 1998. Since 1999 ING Bank has been disclosing Economic Capital information externally. The tables below provide ING Bank’s Economic Capital by risk type and business line. Figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories. Diversification effects that arise as a result of combining ING Bank and ING Insurance activities are not taken into account. Business risk is included in the other risks category to cover unexpected losses that may arise as a result of changes in volumes, margins and costs.
The ING Bank Economic Capital model is described in more detail in the Model Disclosure section.
The following table provides the Economic Capital break down by risk category including diversification benefits proportionally allocated to the risk types:
Economic Capital (Bank diversified only) by risk category:

	2008	2007

Credit risk (including Transfer risk)	8,686	7,503
Market risk	10,349	7,407
Other risks (1)	3,372	3,017

Total banking operations	22,407	17,927

(1)	Other risks includes operational risk as well as business risk.
The overall increase in Economic Capital is mainly due to the inclusion of the core equity investments in market risk Economic Capital Bank, whereas previously it was taken as an add-on at Group level. Furthermore the increased Economic Capital can be explained by credit migrations, increased market volatility and model enhancements.
The following table provides the Economic Capital break down by business line including diversification benefits proportionally allocated to the risk types:
Economic Capital (Bank diversified only) by Line of Business:

	2008	2007

Wholesale Banking	9,849	8,646
Retail Banking	6,169	5,360
ING Direct	4,050	2,831
Corporate Line Bank (1)	2,339	1,090

Total banking operations	22,407	17,927

(1)	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.
The growth of the Economic Capital figure for the Wholesale Banking business line can be mainly explained by the credit migrations, market volatility and model enhancements. The Retail Banking Economic Capital figure increased predominantly due to the finalization of the acquisition of Oyak Bank in the risk systems. The material increase in ING Direct is due to credit migration, model enhancements and increased market volatility.
The increase of the Economic Capital allocated to the Corporate Line can be explained by the inclusion of the core equity investments in Economic Capital Bank, previously taken as an add-on at Group level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING BANK — CREDIT RISKS
Credit risk is the risk of loss from default by debtors (including bond issuers) or trading counterparties. Credit risks are split into five principal risk categories: a) lending (including guarantees and letters of credit); b) investments; c) pre-settlement (derivatives, securities financing and foreign exchange trades); d) money markets and e) settlement. Corporate Credit Risk Management (CCRM) is responsible for the measurement and management of credit risk incurred by all ING Group entities, including country-related risks. CCRM is organized along the three business lines of ING Bank (e.g. Retail Banking, Wholesale Banking and ING Direct) and ING Insurance. The CCRM General Manager is functionally responsible for the global network of credit risk staff, while the heads of the credit risk management functions for the business lines report directly to him.
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
Credit analysis is risk/reward-oriented in that the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. For credit risk management purposes, financial obligations are classified into lending, investments, pre-settlement, money market and settlement. ING Bank applies a Risk Adjusted Return on Capital framework (RAROC) which measures the performance of different activities and links to shareholder value creation. The use of RAROC increases focus on risks versus rewards in the decision making process, and consequently stimulates the use of scarce capital in the most efficient way. More sophisticated RAROC-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer group comparisons, industry comparisons and other quantitative techniques.
Lending risk
Lending risk arises when ING grants a loan to a customer, or issues guarantees on behalf of a customer. This is the most common risk category, and includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured at the notional amount of the financial obligation that the customer has to repay to ING, excluding any accrued and unpaid interest, discount/premium amortizations or impairments.
Investment risk
Investment risk is the credit default and risk rating migration risk that is associated with ING’s investments in bonds, commercial paper, securitizations, and other similar publicly traded securities. Investment risk arises when ING purchases a (synthetic) bond with the intent to hold the bond for a longer period of time (generally through maturity). Bonds that are purchased with the intent to re-sell in a short period of time are considered to be trading risks, which are measured and monitored by the Corporate Market Risk Management department. For credit risk purposes, Investment risk is measured at original cost (purchase price) less any prepayments or amortizations and excluding any accrued and unpaid interest or the effects of any impairment.
Money market risk
Money market risk arises when ING places short term deposits with a counterparty in order to manage excess liquidity, as such, money market deposits tend to be short term in nature (1-7 days is common). In the event of a counterparty default, ING may lose the deposit placed. Money market risk is therefore measured simply as the notional value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Pre-settlement risk
Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of credit risk outstanding is generally based on the replacement value (mark-to-market) plus a potential future volatility concept, using an historical 7 year time horizon and a 99% confidence level.
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
For those transactions where DVP settlement is not possible, ING establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed by the credit risk management units. Risk is further mitigated by operational procedures requiring trade confirmations to counterparties with all transaction details, and by entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements for derivative transactions. Additionally, ING regularly participates in projects with other financial institutions to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk. Due to the very short term nature of settlement exposure (daily), settlement risks do not attract economic or regulatory capital and are excluded from risk reporting disclosures.
Country risk
Country risk is the risk specifically attributable to events in a specific country (or group of countries). It can occur within each of the five above described risk categories. All transactions and trading positions generated by ING include country risk which is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and any other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING or its counterparties to meet their respective foreign currency obligations due to a specific country event.
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
Determination of credit risk outstandings
Figures associated with Money Market and Lending activities are generally the nominal amounts, while amounts associated with Investment activities are based on the original amount invested less repayments. Off-Balance Sheet exposures include the letters of credits and guarantees, which are associated with the Lending Risk Category. Additionally, Off-Balance Sheet exposures include a portion of the unused limits, associated with the statistically expected use of the unused portion of the limit between the moment of measurement and the theoretical moment of statistical default. Collectively, these amounts are called ‘credit risk oustandings’.
Exposures associated with Securitizations (Asset Backed Financing, Commercial/Residential Mortgage Backed Securities and Covered Bonds) are shown separately. These amounts also relate to the amount invested prior to any impairment activity or mark-to-market adjustments. This amount is also considered to be ‘outstandings’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Collateral policies
As with all financial institutions and banks in particular, ING is in the business of taking credit risks in an informed and measured fashion. As such, the creditworthiness of our customers, trading partners and investments is continually evaluated for their ability to meet their financial obligations to ING. During the assessment process of creating new loans, trading limits, or making investments, as well as reviewing existing loans trading positions and investments, ING determines the amount and type of collateral, if any, that a customer may be required to pledge to ING. Generally, the lower the perceived creditworthiness of a borrower or financial counterparty, the more collateral the customer or counterparty will have to provide. Within counterparty trading activities, ING actively enters into various legal arrangements whereby ING and/or counterparties may have to post collateral to one another to cover market fluctuations of their relative positions. Laws in various jurisdictions also affect the type and amount of collateral that ING can receive or pledge. Additionally, ING will sometimes enter into credit default swaps, and other similar instruments, in order to reduce the perceived credit risk on a given borrower or portfolio. The type of collateral which is held as security is determined by the structure of the loan or position. Consequently, since ING’s portfolio is diversified, the profile of collateral it receives is also diversified in nature and does not reflect any particular collateral type more than others.
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
Problem loans
Renegotiated Loans
ING’s credit restructuring activities focus on managing the client relationships, improving the borrower’s risk profile, maximising collection opportunities and, if possible, avoiding foreclosure or repossession. These activities are pro-actively pursued and primarily relate to Wholesale and Small and Medium Enterprise (SME) borrowers (‘Business’), which are not yet in default. Common actions taken include, but are not limited to, revising or extending repayment arrangements, assisting in financial reorganization and/or turnaround management plans, deferring foreclosure, modifying loan conditions and deferring certain payments pending a change in circumstances. For consumer and residential mortgage loans (‘Consumer’) the approach is more portfolio oriented.
Restructuring activities for Business borrowers normally start with a watch list indication. Borrowers on the watch list maintain their rating (1-19). A watch list indication may develop into a restructuring status (15-19) or even a recovery status (20-22). Most borrowers with a watch list indication return to a regular status. For Consumer clients the watch list of ‘potential problem loan’ status is usually caused by payment arrears (more than 1 month) which are subsequently reflected in the risk rating of 18-19 (or comparable status based on an increased probability of default). Following restructuring relationship management is either transferred to the regular commercial banking departments or terminated.
ING’s renegotiated loans that would otherwise be past due or impaired are reflected below:
ING Bank renegotiated loans that would otherwise be past due or impaired (outstandings):

	2008	2007

From restructuring (18-19) to regular (1-17) status	1,183	1,414
From recovery (20-22) to regular or restructuring status (1-19)	3,556	3,123

Total of renegotiated loans	4,739	4,537

This total is broken down by Business and Consumer clients as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Renegotiated business loans that would otherwise be past due or impaired (outstandings):

	2008	2007

From restructuring (18-19) to regular (1-17) status	1,183	1,414
From recovery (20-22) to regular or restructuring status (1-19)	978	1,170

Total of renegotiated Business loans	2,161	2,584

For Business clients, ING has taken a proactive approach to restructuring loans that may have otherwise experienced financial difficulties, which has led to an increase in the level of restructuring loans returning to a regular status. Restructuring is generally a time consuming process that can take several years. Through early 2008, ING’s inventory of problem loans and restructuring clients declined at a steady pace which is then reflected in the level of restructured Business Loans in 2008.
Renegotiated consumer and mortgage loans that would otherwise be past due or impaired (outstandings):

	2008	2007

From restructuring (18-19) to regular (1-17) status
From recovery (20-22) to regular or restructuring status (1-19)	2,578	1,953

Total of renegotiated consumer and mortgages loans (‘Consumer’)	2,578	1,953

The increase in the total amount of renegotiated consumer and mortgage loans is a reflection of the growth of the portfolio and of ING’s proactive (portfolio) management approach involving the automation of reminder and warning letters to Consumer borrowers who may otherwise be facing financial difficulties. Consumer borrowers do not have a restructuring status.
Past-due obligations
ING continually measures its portfolio in terms of payment arrears. Particularly the retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are considered to be operational in nature for the retail loans and small businesses. After this period, letters are sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrear still exists after 90 days, the obligation is transferred to one of the ‘problem loan’ units. In order to reduce the number of arrears, ING banking units encourage their obligors to set up automatic debits from their (current) accounts to ensure timely payments.
Credit quality: ING Bank portfolio, outstandings:

	2008	2007

Neither past due nor impaired	817,069	750,049
Past due but not impaired (1-90 days) (1)	7,224	5,416
Impaired	8,592	5,219

	832,885	760,684

(1)	Based on lending (consumer loans and residential mortgages only).
Aging analysis (past due but not impaired): ING Bank portfolio, outstandings (1, 2)

	2008	2007

Past due for 1-30 days	5,844	4,709
Past due for 31-60 days	1,223	633
Past due for 61-90 days	157	74

	7,224	5,416

(1)	Based on lending (consumer loans and residential mortgages only).

(2)	The amount of past due but not impaired financial assets in respect of non-lending activities was not material.
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
Impaired Loans: ING Bank portfolio, outstandings by economic sector:

	2008	2007

Private individuals	3,718	2,356
Construction, Infrastructure and Real Estate	1,770	635
General Industries	1,036	270
Food, Beverages and Personal Care	397	264
Financial Institutions	372	538
Automotive	322	200
Services	270	219
Retail	176	131
Other	531	606

Total	8,592	5,219

The table above represents the economic sector breakdown of credit risk outstandings (including impaired amounts) for loans and positions that have been classified as problem loans and for which provisions have been made. Against this portfolio, ING holds specific and collective provisions of EUR 1,067 million and EUR 799 million, respectively (2007 EUR 711 million and EUR 680 million respectively), representing the difference between the amortized cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest.
Provisions
The credit portfolio is under constant review. A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed by the ING Provisioning Committee (IPC), which advises the Executive Board on specific provisioning levels. ING Bank identifies as impaired loans those loans for which it is probable, based on current information and events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.
Provisions: ING Bank portfolio:

	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
	2008	2007	2008	2007	2008	2007	2008	2007

Opening balance	921	1,610	771	741	309	291	2,001	2,642
Changes in the composition of the group	2	2		95		1	2	98
Write-offs	(260)	(593)	(399)	(302)	(69)	(57)	(728)	(952)
Recoveries	24	30	63	26	4	3	91	59
Increase/(decrease) in loan loss provision	596	(115)	401	172	283	68	1,280	125
Exchange differences	(17)	(23)	(36)	5	3	(1)	(50)	(19)
Other changes	(242)	10	270	34	(13)	4	15	48

Closing balance	1,024	921	1,070	771	517	309	2,611	2,001

After three years of declining annual risk costs, the trend turned in 2008 as a result of the global credit crisis. Other changes includes a provision reclassification of mid-sized corporates and wholesale SME from Wholesale Banking to Retail Banking.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Collateral
As part of its securities financing business, ING entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING held as collateral under these types of agreements was EUR 82.1 billion at December 31, 2008 and EUR 120.2 billion at December 31, 2007. The reduction is commensurate with the overall decline in open securities financing trades at year end 2008 compared to year end 2007. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or repledged in other (similar) transactions. ING is obliged to return equivalent securities in such cases.
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.
Risk classes ING Bank portfolio by business line, as % of total outstandings (1) :

	Wholesale Banking		Retail Banking		ING Direct (2)		Total ING Bank
	2008	2007	2008	2007	2008	2007	2008	2007

1 (AAA)	9.3%	5.6%	1.3%	0.2%	27.6%	31.5%	12.6%	12.8%
2—4 (AA)	19.3%	26.2%	5.7%	4.8%	17.1%	19.3%	14.5%	18.6%
5—7 (A)	16.7%	14.5%	4.0%	3.4%	15.6%	14.4%	12.5%	11.8%
8—10 (BBB)	23.2%	21.4%	34.3%	35.3%	22.2%	21.0%	26.2%	24.7%
11—13 (BB)	23.3%	24.5%	42.9%	46.0%	14.8%	12.3%	26.6%	25.8%
14—16 (B)	5.8%	5.9%	6.9%	6.3%	1.5%	0.8%	4.8%	4.3%
17—22 (CCC & Problem Grade)	2.4%	1.9%	4.9%	4.0%	1.2%	0.7%	2.8%	2.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. Theratings reflect probabilities of default and does not take collateral into consideration.

(2)	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.
Risk classes ING Bank portfolio, as % of total outstandings (1) :

	Lending		Investment		Money Market		Pre-settlement		Total ING Bank
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007

1 (AAA)	1.3%	1.9%	49.8%	48.4%	7.1%	5.9%	8.1%	5.4%	12.6%	12.8%
2—4 (AA)	4.2%	6.0%	28.8%	35.2%	57.3%	61.4%	48.3%	58.2%	14.5%	18.6%
5—7 (A)	10.2%	9.5%	15.0%	13.7%	26.3%	16.8%	21.5%	22.3%	12.5%	11.8%
8—10 (BBB)	36.1%	35.7%	3.6%	1.5%	4.8%	8.2%	11.2%	7.1%	26.2%	24.7%
11—13 (BB)	37.8%	37.7%	1.5%	0.9%	4.4%	7.1%	7.2%	5.3%	26.6%	25.8%
14—16 (B)	6.6%	6.3%	0.6%	0.1%	0.1%	0.3%	2.7%	1.2%	4.8%	4.3%
17—22 (CCC & Problem Grade)	3.8%	2.9%	0.7%	0.2%		0.3%	1.0%	0.5%	2.8%	2.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The rating reflect probabilities of default and does not take collateral into consideration.
ING Bank experienced a modest downward migration in terms of risk classes, in particular from the AA class to lesser quality classes. The principle driver was the downgrading of many securitizations, particularly at ING Direct. Additionally problem grades also increased during the year. These negative effects were modestly offset by a shift to higher quality counterparties for Money Market and Pre-Settlement activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Risk concentration: ING Bank portfolio, by economic sector (1) :

	Wholesale Banking		Retail Banking			ING Direct	Total ING Bank
	2008	2007	2008	2007	2008	2007	2008	2007

Private Individuals	0.2%	0.4%	68.4%	83.7%	44.1%	39.8%	34.5%	33.9%
Non-Bank Financial Institutions	13.5%	14.9%	2.0%	2.5%	29.9%	31.9%	15.0%	17.7%
Commercial Banks	20.4%	22.6%	1.2%	1.1%	15.4%	19.5%	13.1%	16.2%
Central Governments	12.8%	7.5%	1.5%	1.4%	2.7%	3.0%	6.2%	4.5%
Real Estate	12.5%	9.6%	3.9%	1.5%	0.6%	0.7%	6.2%	4.6%
Natural Resources	6.9%	6.2%	0.7%	0.2%			2.9%	2.7%
Central Banks	2.4%	3.9%	1.6%		4.5%	2.4%	2.8%	2.4%
Transportation & Logistics	5.4%	4.7%	1.6%	0.5%			2.6%	2.1%
Services	3.5%	4.7%	3.1%	1.7%			2.3%	2.4%
Food Beverage and Personal Care	3.6%	3.4%	2.5%	1.6%		0.1%	2.2%	1.9%
General Industries	3.4%	3.8%	2.6%	1.1%			2.1%	1.9%
Builders & Contractors	2.9%	3.7%	2.8%	0.9%	0.1%	0.1%	2.0%	1.8%
Other	12.5%	14.6%	8.1%	3.8%	2.7%	2.5%	8.1%	7.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies.
ING Direct continued to increase its diversifications into residential mortgages, while proportionally reducing its securitization and bond portfolios. During 2008, ING reclassified the Mid-Corporate portfolio from Wholesale Banking to Retail Banking, which proportionally decreased the Retail Banking concentration in Private Individuals and created a wider distribution across other economic sectors. This was partially offset by the purchase of EUR 4.5 billion in residential mortgages from Nationale Nederlanden Hypotheek Bedrijf (NNHB, residential mortgages). All other industries not shown in the table above have less than 2.0% concentrations.
Largest economic exposures: ING Bank lending portfolio, by country (1, 2) :

	Wholesale Banking		Retail Banking		ING Direct		Total ING Bank
Amounts in billions of euros	2008	2007	2008	2007	2008	2007	2008	2007

Netherlands	56.2	68.7	171.9	141.1	1.0	1.6	229.1	211.4
United States	35.3	28.9	0.2	0.2	63.6	58.2	99.1	87.3
Belgium	25.6	44.4	52.6	27.5	1.1	1.4	79.3	73.3
Germany	12.5	9.4	0.2	0.2	61.5	54.8	74.2	64.4
Spain	15.2	12.4	0.4	0.4	40.1	38.5	55.7	51.3
United Kingdom	15.8	19.4	0.2	0.1	13.5	17.3	29.5	36.8
France	23.4	17.0	0.7	0.6	4.2	4.1	28.3	21.7
Italy	14.7	12.6	0.5	0.5	12.8	12.2	28.0	25.3
Australia	4.3	5.0			23.0	25.4	27.3	30.4
Canada	1.4	1.7		0.1	17.4	15.7	18.8	17.5
Poland	9.7	7.0	2.1	2.5			11.8	9.5
Turkey	0.8	6.2	8.6	2.7			9.4	8.9

(1)	Only covers total exposures in excess of EUR 9 billion, including intercompany exposure with ING Insurance.

(2)	Country is based on the country of residence of the obligor.
The growth in most countries presented above followed the growth pattern of the portfolio as a whole. The growth at ING Direct in Germany, the United States and Spain was principally driven by own originated mortgages (Germany + EUR 6.3 billion, USA + EUR 7.3 billion, Spain + EUR 1.4 billion). Retail Banking in the Netherlands, Belgium and Turkey grew through organic growth as well as the shift of Mid-Corporates from Wholesale Banking to Retail Banking. The decline in the United Kingdom is driven by exchange rate effects.
ING BANK — MARKET RISKS
Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates and real estate prices, negatively impact the bank’s earnings, market value or liquidity position. Market risk either arises through positions in trading books or through the banking book positions. The trading positions are held for the purpose of benefiting from short-term price movements, while the banking book positions are intended to be held in the long term (or until maturity) or for the purpose of hedging other banking book positions.

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
The Corporate Market Risk Management department (CMRM) is the designated independent department that is responsible for the design and execution of the bank’s market risk management functions in support of the ALCO function. The CMRM structure recognizes that risk management to a large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.
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
CMRM Trading focuses on the management of market risks in the trading portfolios of Wholesale Banking (mainly Financial Markets) as this is the only business line where significant trading activities take place. Trading activities include facilitation of client business, market making and proprietary position taking in cash and derivatives markets. CMRM Trading is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. CMRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of trading market risk is performed at various organizational levels, from CMRM Trading overall down to specific business areas and trading offices.
Measurement
CMRM uses the Value-at-Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year. ING uses VaR with a 1-day horizon for internal risk measurement, control and backtesting, and VaR with a 10-day horizon for determining regulatory capital. ING’s VaR model has been approved by the Dutch Central Bank to be used for the regulatory capital calculation of its most important trading activities.
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
Limitations
VaR as a risk measure has some limitations. VaR quantifies the potential loss under the assumption of normal market conditions. This assumption may not always hold true in reality, especially when market events occur, and therefore could lead to an underestimation of the potential loss. VaR also uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold true. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level.
Backtesting
Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘occurrence’ has taken place. Based on ING’s one-sided confidence level of 99% an occurrence is expected once in every 100 business days. In 2008, there was no occurrence (2007: none) where a daily trading loss exceeded the daily consolidated VaR of ING Wholesale Banking. ING reports the results of this backtesting to the Dutch Central Bank on a quarterly basis.
Stress testing
Stress tests are used for the monitoring of market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss account effect caused by a potential event and its world-wide impact for ING Wholesale Banking. The event risk number for the ING Wholesale Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank. The event-risk policy (and its technical implementation) is specific to ING as there is no event risk calculation method that is generally accepted by other banks and regulators (like the Value-at-Risk model). ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange, credit and related derivative markets). The scenarios and stress parameters are back-tested against extreme market movements that actually occurred in the markets. The market developments in 2008 will be taken into account in the definition of scenarios and stress parameters during 2009. If and when necessary, ING evaluates specific stress scenarios, as an addition to its structured stress tests. These specific scenarios relate to current concerns, like political instability in certain regions, terrorist attacks or extreme movements in energy prices.
Other trading controls
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Development of trading market risks
The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon. The overnight VaR is presented for the ING Wholesale Banking trading portfolio which was risk managed by CMRM Trading during 2007 and 2008. Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the trading risk graph and table below.
During 2007 and 2008 the overnight VaR for the ING Wholesale Banking trading portfolio ranged from EUR 29 to EUR 72 million.
The average exposure over 2008 was substantially higher than 2007 (average VaR 2008: EUR 53 million and average VaR 2007: EUR 34 million). This increase is to a large extent related to the increase of volatility in the different financial markets, as well as the changes in the correlation between different markets and products. As a result, the consolidated trading VaR exceeded the EUR 60 million limit in the fourth quarter. ALCO Bank approved a temporary increase of the limit to 66 million to accommodate the changed market circumstances and a gradual reduction of the exposure. The consolidated trading VaR peaked at a level of EUR 72 million on October 24th. The management of CMRM and Wholesale Banking / Financial Markets have taken further actions to bring back the exposure within the limit. As the VaR decreased during the last two months of the year, the limit was reduced to its original level of EUR 60 million per mid December.
More details on the VaR of the ING Wholesale Banking trading portfolio for 2008 and 2007 are provided in the table below.
Consolidated trading VAR: ING Wholesale Bank :

	Minimum		Maximum		Average		Year-end
	2008	2007	2008	2007	2008	2007	2008	2007

Foreign exchange	4	2	9	7	5	4	7	4
Equities	5	5	13	13	8	9	7	6
Interest rate	33	22	58	43	45	27	43	43
Diversification (1)					(5)	(6)	(3)	(5)

Total VaR					53	34	54	48

(1)	The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.
Note: the above captions are consistent with those used for internal risk management purposes and do not relate to financial statement captions.
In general, the level of the trading VaR was not only higher in 2008, but also showed larger movements. The interest rate market, which includes both the general interest rate and credit spread exposures, provided the largest contribution to the trading VaR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The following table shows the largest trading positions in foreign exchange, interest rate and corporate credit spread positions. The corporate credit spread sensitivities are furthermore split in different risk classes and sectors.
Most important foreign exchange, interest rate and credit spread positions (year end 2008) :

2008
Foreign exchange
Singapore dollar	(91)
Mexican peso	69
South Korean won	(68)
US dollar	55
Chinese yuan	46

Interest Rate (Bpv (1))
Eurozone	(1.272)
Mexico	(0.289)
United States	0.241
South Korea	(0.111)
Taiwan	0.060

Credit Spread (Bpv (1))
Eurozone	(0.247)
United States	(0.187)
Mexico	(0.097)
Japan	(0.056)
United Kingdom	(0.032)

(1)	Bpv (or basis point value) refers to profit and loss account sensitivity per 1bp increase in the interest rate or credit spread.
Credit spread sensitivities per risk class and sector (year end 2008) :

In EUR thousands	Corporate	Financial

Credit Spread (Bpv (1))
Risk classes
1 (AAA)	(20)	(40)
2—4 (AA)	(19)	(115)
5—7 (A)	4	(88)
8—10 (BBB)	(75)	(103)
11—13 (BB)	(37)	(54)
14—16 (B)	(6)	(18)
17—22 (CCC and Problem Grade)	(21)	(2)
No rating	(19)	(28)

(1)	Bpv (or basis point value) refers to profit and loss account sensitivity per 1bp increase in the credit spread.
Market risk in Non-Trading Portfolios
Organization
Within ING Bank, positions are either labelled as trading or non-trading (banking book) positions. The most important aspect in segregating the banking from the trading books is the intent of the positions held in these books. The banking book positions are intended to be held for the long-term (or until maturity) or for the purpose of hedging other banking positions emerging from commercial business, as for instance in the mortgage book.
Interest rate risk in banking books
The interest rate risk of the banking books is the risk that ING Bank’s earnings or market value resulting from the non-trading positions is negatively impacted by movements in interest rates. To assign clear responsibilities for risk and return within the banking book structure an Asset and Liability Management (ALM) framework has been implemented by ALCO Bank. This framework enables a clear separation of three types of activities: the investment of own capital, the commercial business and the management of the bank’s strategic interest rate risk position in the designated ALM books. The figure below presents the ALM framework of ING Bank within which the interest rate risk is measured and monitored:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING Bank’s capital management positions, i.e. the own funds (core capital) and the investments of these own funds, are isolated in the ING Bank corporate line. ALCO Bank determines the target maturity profile over which ING Bank’s own funds must be invested. This maturity profile reflects the long term nature of the rate of return required by ING Bank’s investors and aims for both earnings maximization and stabilization. ALCO Bank considers a well balanced portfolio of long-dated fixed income investments as the risk neutral position in its internal risk transfer framework.
The risk transfer principle forms the basis of ING Bank’s ALM framework. This refers to the principle whereby the outright interest rate risk resulting from the commercial business is transferred to the ALM books. The interest rate risk from the commercial business arises from the fact that own originated assets and liabilities do not reprice simultaneously with respect to interest rate characteristics. The transfer of the outright interest rate risk is to a large degree based on modelling client behaviour. Within CMRM, extensive research is being done in order to optimise this modelling. For this purpose, several methods are in place to replicate the interest rate risk, taking into account both the contractual and behavioural characteristics of demand deposits, saving accounts and mortgages. All models and assumptions are back-tested regularly and results are presented to the designated ALCO.
For the determination of the interest rate sensitivity of savings accounts and current accounts, several methods depending on the focus of the risk analysis have been developed, e.g. historical simulation, Earnings at Risk analysis and valuation models. Pricing strategies, outstanding volumes and the level and shape of the yield curve are taken into account in these models. Based on these analyses, investment rules are determined for the various portfolios.
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
After transferring the outright interest rate risk position to the ALM books, the residual interest rate risk that remains in the commercial banking books is caused by basis risk and optionality. The commercial business units bear responsibility for these residual interest rate risks that result from banking products of which future cash flows depend on client behaviour (e.g. optionality in mortgages) and from banking products of which the client rate earned and paid imperfectly correlate with the changing market rates (basis risk). Examples of products in which these risks are inherent are current accounts, saving accounts and mortgages.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The ALM books are managed within ING Wholesale Banking and contain the strategic interest rate risk position of ING Bank. The main objective is to maximise the economic value of the book and to generate adequate and stable yearly earnings within the risk appetite boundaries of ING Bank.
In the following sections, the risk figures for interest rate risk in the banking books are presented. In line with the group risk metrics, ING Bank uses several risk measures to manage interest rate risk both from an earnings and a value perspective. Earnings-at-Risk (EaR) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Several banking books are governed by the trading risk process and are therefore excluded from the following non-trading risk tables and are included in the trading risk graph and table under ‘Market Risk in Trading Books’.
Earnings at Risk (EaR)
EaR measures the impact on (pre tax) IFRS earnings resulting from changes of market rates over a time period of one year. Changes in balance sheet dynamics and management interventions are not incorporated in these calculations. The EaR figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock in market rates. This shock is assumed to take place at the beginning of the year and the market rates are assumed to remain stable for the remainder of the year. For the ALM books EaR measures the potential loss of earnings due to the structural mismatch in interest rate positions. The calculations for the ALM books capture the EaR resulting from the current positions. For the commercial banking books the EaR captures the interest rate risks resulting from savings, current accounts and the main mortgage portfolios. The impact of new business is included in the EaR calculations for the savings and demand deposits portfolios, as it is most relevant for these portfolios. The EaR of the Corporate Line, i.e. the investment of ING Bank’s own funds, reflects the interest risk profile of the investments only. This is in line with the accounting based definition of (pre tax) EaR.
Earnings at Risk (1% instantaneous upward shock to interest rates) :

	2008	2007

By Business Line
ING Wholesale Banking	(91)	(87)
ING Retail Banking	(102)	(121)
ING Direct	5	(5)
ING Bank Corporate Line	46	26

ING Bank Total	(142)	(187)

By Currency
Euro	(220)	(125)
US dollar	80	9
Pound sterling	5	(13)
Other	(7)	(58)

Total	(142)	(187)

Note:	Compared to EaR figures in the group risk dashboard, the above figures exclude diversification with other bank risk types and group/insurance risks.
The total EaR figure, as result of an upward shock of the market rates of 1%, improved compared to last year by EUR 45 million to EUR (142 million. Especially the last quarter in 2008 was dominated by a decreasing interest rate environment due to substantial interest rate cuts of central banks. This was of strong influence on the lower EaR under this scenario as several units within Retail Banking and ING Direct invested assets more short term and, as a consequence, will benefit more from increasing interest rates.
This dynamic in mainly non-EUR units is also the main driver for the strong increase in the positive EaR generated by USD exposure to EUR 80 million (from EUR 9 million) and the strong improvement in negative EaR in other currencies to EUR (7 million (from EUR (58 million). The negative EaR based on the EUR exposure substantially increased by EUR 95 million to EUR (220 million mainly driven by Wholesale Banking ALM positions that were, in comparison to year end 2007, more positioned to benefit from interest rate decreases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Net Present Value-at-Risk (NPV)
The Net Present Value (NPV)-at-Risk figures represent the full value impact (i.e. including convexity) to the banking books resulting from changing interest rates. This full value impact cannot be linked directly to the balance sheet or profit and loss account as the fair value movements in banking books are generally not reported through the profit and loss account or through equity. The largest part, namely the value mutations of the amortized cost balances, is neither recognized in the balance sheet nor directly in the profit and loss account. These mutations would be expected to materialise over time in e.g. the profit and loss account, if interest rates develop according to forward rates throughout the remaining maturity of the portfolio. The NPV-at-Risk figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock of market rates in line with the EaR calculations. For the ALM books the NPV-at-Risk figures again capture the potential change of value due to the structural mismatch in interest rate positions. For the commercial banking books the NPV-at-Risk calculations capture the convexity resulting from the optionality in the main mortgage portfolios, e.g. the option for clients to prepay in case of moving house. In these calculations it is assumed that savings and other demand deposits of Retail and Wholesale Banking are perfectly represented via the replicating methods and therefore are fully hedged. The NPV-at-Risk of the Corporate Line again only reflects the interest risk profile of the investments of the bank’s own funds.
NPV-at-Risk (1% instantaneous upward shock to interest rates) :

	2008	2007

By Business Line
ING Wholesale Banking	(674)	(442)
ING Retail Banking	(100)	(222)
ING Direct	(232)	(234)
ING Bank Corporate Line	(1,388)	(892)

ING Bank Total	(2,394)	(1,790)

By Currency
Euro	(2,105)	(1,498)
US dollar	(238)	(439)
Pound sterling	(40)	74
Other	(11)	73

Total	(2,394)	(1,790)

The end-of-year overall NPV-at-Risk figure as result of an upward shock of market rates of 1% is on a higher level compared to last year. This is mainly driven by Wholesale Banking’s ALM positions and the Corporate Line that increased in line with ING Bank’s higher capital position after the capital injection from the Dutch State in October 2008.
Basis Point Values (BPV)
The Basis Point Value (BPV) figures below represent the value impact to the banking books resulting from a change in interest rates of 1 basis point. The BPV figures represent the directional position under a small upward shift in interest rates and do not capture the convexity resulting from the optionality in mortgages under larger interest rate movements.
BPVs per currency:

In EUR thousands
Currency	2008	2007

Euro	(19,176)	(15,165)
US dollar	337	(2,055)
Pound sterling	(582)	778
Other	(373)	706

Total	(19,794)	(15,736)

The outright interest rate risk that is represented through the BPV positions in the table above is mainly caused by the investments of the Bank’s core capital. This only holds under the view that this capital is not sensitive to interest movements but ignores ALCO Bank’s assumption that its shareholders expect ING Bank to invest the funds in such a way that it produces a long-term and stable income. The remaining outright risk is mainly maintained in the Bank’s ALM books in which the strategic position is maintained.

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
FX Translation result
ING’s strategy is to protect its Tier-1 ratio against unfavourable currency fluctuations. The protection is largely achieved by the issuance of USD and GBP denominated Tier-1 capital and furthermore by taking structural foreign currency positions. In general, open positions are deliberately taken in order to achieve protection of the Tier-1 ratio by establishing the right ratio of non-EUR denominated capital and risk weighted assets in these currencies. The US dollar, Pound sterling, Polish zloty, Australian dollar and Turkish lira are the main currencies in this respect. For other currencies the objective is to substantially mitigate the translation risk.
The following tables present the non-trading currency exposures of the central Capital Management department. As a consequence of the layered hedging policy described above, the net position of Capital Management in principle equals the aggregated non-trading currency exposure of the entire bank. Exception is the 2008 US dollar exposure which will be explained below. Note: all amounts are in EUR millions (equivalents).
Overnight non-trading currency exposures ING Bank:

	Foreign		Gross		Net
2008	investments	Tier-1	exposure	Hedges	position

US dollar	9,061	(3,757)	5,304	(745)	4,559
Pound sterling	(1,132)	(628)	(1,760)	1,741	(19)
Polish zloty	1,027		1,027	(490)	537
Australian dollar	1,031		1,031	(700)	331
Turkish lira	1,687		1,687	(193)	1,494
Other currency	4,897		4,897	(3,794)	1,103

Total	16,571	(4,385)	12,186	(4,181)	8,005

Overnight non-trading currency exposures ING Bank:

	Foreign		Gross		Net
2007	investments	Tier-1	exposure	Hedges	position

US dollar	2,644	(3,630)	(986)	(483)	(1,469)
Pound sterling	(848)	(817)	(1,665)	1,635	(30)
Polish zloty	1,076		1,076	(656)	420
Australian dollar	1,228		1,228	(136)	1,092
Turkish lira	1,848		1,848		1,848
Other currency	5,719		5,719	(3,871)	1,848

Total	11,667	(4,447)	7,220	(3,511)	3,709

The US dollar position at the end of 2007 was adjusted (reduced) in order to match with lower risk-weighted assets under the new Basel II rules starting January 1 2008. As a result of changing market circumstances this reduction was undone and the net position in US dollars increased significantly in 2008, for two reasons. Firstly, on the back of the credit crisis, the (credit) risk-weighted assets in US dollars increased significantly. The second reason is because of negative market value revaluations of Alt-A RMBS positions within ING Direct US, US dollar funding of ING Direct Holding was converted to EUR in order to avoid P/L volatility. As a consequence, a (net) long US dollar position emerged at ING Direct Holding level which has been added to the Capital Management position in the 2008 table above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The net position in Australian dollar dropped by EUR 762 million. This is a consequence of a large drop in risk-weighted assets under Basel II (compared to Basel I).
The drop in the Turkish lira position is caused by a depreciation of the currency. The position in local currency did not change significantly.
The FX risk in the non-trading books is measured by using the Value-at-Risk methodology as explained in the trading risk section. The VaR for FX quantifies with a one-sided confidence interval of 99%, the maximum overnight loss in 99% of the cases that could occur due to changes in foreign exchange rates.
Consolidated non-trading FX VAR ING Bank:

		Low		High		Average	Year end
	2008	2007	2008	2007	2008	2007	2008	2007

FX VaR	36	14	135	62	72	22	112	62
During 2008, the FX VaR increased significantly. The major contributor was the long position in US dollars.
Equity Price Risk in Banking Books
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose price reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a strategic portfolio with substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 1,813 million (2007: EUR 2,010 million) and equity securities held in the Available-for-Sale portfolio of EUR 1,863 million (2007: EUR 3,627 million). The value of equity securities held in the Available-for-Sale portfolio is directly linked to equity security prices with increases/decreases being recognized (except in the case of impairment) in the revaluation reserve. During the year ended December 31, 2008 the revaluation reserve relating to equity securities held in the Available-for-Sale portfolio fluctuated between a month-end low amount of EUR 776 million (2007: EUR 518 million) and a high amount of EUR 1,969 million (2007: EUR 2,580 million). Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.
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
Third, ING Bank is one of the largest real estate investment management companies in the world in terms of assets under management. For various real estate funds, ING Bank has co-invested seed capital and bridge capital to support the launch of new funds. A decrease in real estate prices will cause the value of this seed and bridge capital to decrease and will lower the level of third party assets under management, which in turn will reduce the fee income from this activity.
The crisis in the financial markets could lead to a further slowdown of the world economy in general. These global economic factors could also have future negative consequences for the value of real estate assets.
For the third category mentioned above real estate price shocks will have a direct impact on reported net profit. As of Q4 2008 ING Bank has EUR 7.0 billion of real estate related investments (corrected for Canadian minority stake). ING Bank’s real estate exposure (i.e. including leverage and committed purchases) is EUR 8.9 billion of which EUR 4.9 billion is revalued through P&L and EUR 4.0 billion is not revalued through P&L, but is either booked at cost or is revalued through equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Real Estate exposure revalued through P&L:

2008	Residential	Office	Retail	Industrial	Other	Total

Europe	1	893	454	133	98	1,579
Americas	237	172	234	1,199	295	2,137
Australia	3	93	261	126	51	534
Asia	244	99	278	7	19	647

Total	485	1,257	1,227	1,465	463	4,897

Real Estate exposure not revalued through P&L

2008	Residential	Office	Retail	Industrial	Other	Total

Europe	644	1,500	853	81	359	3,437
Americas	78	158	7		24	267
Australia	22	1	87		147	257

Total	744	1,659	947	81	530	3,961

ING BANK — LIQUIDITY RISK
As with other bank market risks, liquidity risk falls under the supervision of the ALCO function within ING Bank with ALCO Bank as the highest approval authority.
Definition
Liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions. Within ING Bank the liquidity risk framework has been determined by ALCO Bank, which bears the overall responsibility for liquidity risk. The liquidity risk framework is further cascaded down the organization under the responsibility of the regional and local ALCOs. The main objective of ING’s liquidity risk framework is to maintain sufficient liquidity in order to ensure safe and sound operations. For this purpose liquidity risk is considered from three different angles namely from a structural, tactical and a contingency point of view.
Structural liquidity risk
Structural liquidity risk is the risk that the structural, long term balance sheet can not be financed timely or at a reasonable cost. In this view of liquidity risk the total on and off balance sheet positions are considered from a structural asset and liability management perspective. For this purpose ALCO Bank established a working group consisting of Corporate Market Risk Management, Capital Management and Financial Markets that focuses on liquidity risk aspects from a going concern perspective. The main objective of the working group is to maintain a sound liquidity profile through:
•	Maintaining a well diversified mix of funding sources in terms of instrument types (e.g. unsecured deposits, commercial paper, long term bonds or repurchase agreements), fund providers (e.g. professional money market players, wholesale or retail clients), geographic markets and currencies;

•	Actively managing access to the capital markets by regularly issuing public debt in all material markets and the maintenance of investor relations;

•	Holding a broad portfolio of highly marketable assets that can be used to obtain secured funding;

•	Maintaining an adequate structural liquidity gap taking into account the asset mix and both the secured and unsecured funding possibilities of ING Bank;

•	Maintaining a funds transfer pricing methodology in which ING Bank’s cost of liquidity is adequately reflected both under a going concern and a contingency perspective.
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
Within Financial Markets the focus is mainly on the daily and intraday cash and collateral positions and it is policy to sufficiently spread day-to-day funding requirements. For this purpose the Treasury function monitors all maturing cash flows along with expected changes in core business funding requirements.

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
Contingency liquidity risk
Contingency liquidity risk relates to the organization and planning for liquidity management in times of stress. Within ING a specific crisis team is responsible for the liquidity management in times of crisis. This crisis team consists of the CRO, the CFO, the Executive Board member responsible for Wholesale Banking, the Directors of CMRM and Capital Management and all the main treasurers of both ING Bank and ING Insurance. Within ING it is policy to have adequate and up-to-date contingency funding plans in place throughout the organization. The main objective of ING’s contingency funding plans is to enable senior management to act effectively and efficiently at times of crisis. The contingency funding plans are established for addressing temporary and long-term liquidity disruptions caused by a general event in the market or an ING specific event. These plans ensure that all roles and responsibilities are clearly defined and all necessary management information is in place. The contingency funding plans are regularly tested both on consolidated and local level in order to be best prepared for potential liquidity risk issues.
ING INSURANCE
ING is engaged in selling a broad range of life and non-life insurance products. Risks from these products arise with respect to the adequacy of insurance premium rate levels and provisions for insurance liabilities and capital position, as well as uncertainty as to the future returns on investments of the insurance premiums. Risks are classified as insurance risk (actuarial and underwriting), market risk, liquidity risk, credit risk, business risk and operational risk.
The responsibility for measurement and management of credit risk and operational risk resides with Corporate Credit Risk Management (CCRM) and Corporate Operational Risk Management (CORM) respectively. Corporate Insurance Risk Management (CIRM) is responsible for insurance risk (actuarial and underwriting) market risk and liquidity risk measurement and management, business risk measurement, as well as ensuring that investment mandates adequately address credit portfolio risk.
Risk management governance
ING’s Insurance Risk Management (IRM) is organized along a functional line comprising three levels within the organization: the corporate, business line and business unit levels. The General Manager of CIRM, the Chief Insurance Risk Officer, heads the functional line and reports to the Corporate CRO. Each of the business lines and business units has a similar function headed by a Chief Insurance Risk Officer (business line and business unit CIRO). This layered, functional approach ensures consistent application of guidelines and procedures, regular reporting and appropriate communication vertically through the risk management function, as well as providing ongoing support for the business. The scope, roles, responsibilities and authorities of the risk management function at different levels are clearly described in an Insurance Risk Management Governance Framework to which all consolidated business units and business lines must adhere.
The objective of the insurance risk management function is to provide the business a sustainable competitive advantage by fully integrating risk management into the tactical daily business activities as well as ING’s broader business strategy. Insurance Risk Management accomplishes this through four core activities. First, the IRM function ensures that products and portfolios are structured, underwritten, priced, approved and managed appropriately in compliance with internal and external rules and guidelines. Second, IRM ensures that the ING Insurance risk profile is transparent and well understood by management and stays within delegated authorities, with a ‘no surprises’ approach to reporting and monitoring risks. Third, IRM ensures that both risk and reward are adequately considered in the development of business strategy, for example by supporting the planning and allocation of Economic Capital and limits during the strategic planning process. Finally, IRM ensures that these steps are understood by ING’s stakeholders, including shareholders, rating agencies, regulators and policy holders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Risk management policies and tools
To ensure appropriate risk management, CIRM in close co-operation with the business line CIROs, has developed Standards of Practice guidelines and tools to manage risks. While these standards are principle based, they include mandatory requirements to which the business unit CIRO must adhere.
A critical aspect of risk management is that all new products are designed, underwritten and priced appropriately. This is explicitly covered by the Standard of Practice for the Product Approval and Review Process (PARP). This standard includes requirements related to risk profile, traditional and value-oriented pricing metrics and targets, and documentation. In addition to insurance and market risks, the requirements refer to operational risk, legal and compliance risk, etc. For these risks, the IRM network works closely together with the other relevant risk departments. The PARP also includes requirements to assess sensitivities to changes in financial markets, insurance risk (e.g. mortality and claims development), compliance risks and operational risks, as well as assessment of the administration and accounting aspects of the product.
Other standards prescribe quarterly insurance risk reporting, ALM procedures and reporting, actuarial and economic assumption setting, reserve adequacy testing and embedded value measurement and reporting, amongst others.
ING Insurance has developed an Economic Capital approach similar to that used within ING Bank as one of its core risk measurement tools. More details on the Economic Capital model are described below. In 2007, ING Insurance introduced ECAPS, a new intranet-based Economic Capital reporting system which is based on replicating portfolio techniques. The ECAPS system provides a well controlled and automated basis for Economic Capital and risk reporting, and also provides greatly enhanced market risk analysis tools for business units and corporate reporting purposes. ECAPS relies on an innovative replicating portfolio methodology. CIRM expects this system to be the foundation of its internal fair value and solvency model, including the calculation of capital requirements following the introduction of Solvency II. Through 2008 the system has been enhanced and functionality expanded.
To further manage risk, ING Insurance has implemented several limit structures. Examples include but are not limited to the following:
•	Market Value at Risk (MVaR) limits that provide the fundamental framework to manage the market and credit risks resulting from the Insurance operations’ asset / liability mismatch;

•	Credit risk concentration limits;

•	Mortality concentration limits;

•	Catastrophe and mortality exposure retention limits for its insurance risk; and

•	Investment and derivative guidelines.
More information on some of these limits is included in the sections below.
Reserve adequacy
CIRM instructs and supervises all ING entities to ensure that the total insurance liabilities of ING Insurance (both reserves and capital) are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. This is done by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin, ensuring that the reserves remain adequate based on current assumptions. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets and new money and reinvestment rates. For new money and reinvestments long-term best estimate assumptions are taken into account, although current new money rates are used for the short-term reinvestments. For most products stochastic testing is required, taking the 90% point as the testing outcome. In the case where deterministic testing is used the 90% confidence level is achieved by subtracting risk margins of 20% of the best-estimate interest rates or 1%, whichever is higher.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING’s policy for reserve adequacy testing is disclosed in the ’Principles of valuation and determination of results’ section. As of December 31, 2008 (and December 31, 2007), reserves for ING’s insurance businesses in aggregate are adequate at a 90% confidence level. All business lines are adequate on a stand alone basis at a 90% confidence level as well. However, as a result of the severe economic downturn during late 2008 and its effects on products that are sensitive to interest and equity markets movements, the net insurance liabilities for US retail annuity products and ING Life Japan were insufficient at both the 90th percentile and 50th percentile level of the stochastic test. For US retail annuity the inadequacy was EUR 1.6 billion (90th percentile) and EUR 0.6 billion (50th percentile). For ING Life Japan the inadequacy was EUR 0.4 billion at the 90th percentile and less than EUR 0.1 billion at the 50th percentile. In both cases management is investigating various actions to improve the reserve adequacy, including de-risking the variable annuity products.
ING INSURANCE RISK PROFILE
Economic Capital ING Insurance
The objective of the ING Insurance Economic Capital framework is to achieve an advanced risk and capital measurement and management structure that:
•	Covers all the risks in the business units and is applied consistently across all risks and business units;
•	Facilitates and encourages adequate risk and capital management, including the proper pricing of products and sound capital allocation decisions.
The ING Insurance Economic Capital model is based on a 99.95% one-year Value at Risk framework. It is important to note that since industry practice relating to Economic Capital is still evolving and moreover Solvency II standards are still under discussion, ING Insurance models are expected to evolve as a result. Solvency II currently calls for a 99.5% Value at Risk standard for internal models which is a lower risk threshold than used in ING’s model.
The ING Insurance Economic Capital model is described in more detail in the Model Disclosure section.
Economic Capital disclosures relating to ING Insurance include diversification benefits that arise within ING Insurance. The following table provides an Economic Capital break down by risk category with diversification benefits proportionally allocated to the risk types:
Economic Capital break-down ING Insurance by risk category (1) :

	2008	2007

Credit risk (including Transfer risk)	891	1,021
Market risk	8,455	15,258
Insurance risk	1,557	3,293
Other risks (2)	2,779	3,627

Total insurance operations	13,682	23,199

(1)	The Economic Capital outcomes do not reflect any potential tax benefit resulting from the loss that occurs under the specified circumstances.

(2)	Other risk includes operational risk as well as business risk (covering expense risk and lapse risk).
Total diversification across these risk types is 34% for 2008 (31% for 2007).
The Economic Capital for ING Insurance is mostly related to market risks, both hedgeable and non-hedgeable. Overall, Economic Capital and risk profile reduced significantly during 2008. The primary change came from selling the Taiwan business (EUR 5.7 billion). In addition there were several changes to the risk profile in various businesses from de-risking, which included selling and hedging equity exposures, closing interest rate positions by investing longer, and entering (forward starting) receiver swaps and swaptions.
Also the EC model has been changed to reflect the illiquidity in the insurance portfolios resulting from current dislocated markets. The change is described in more detail in the model disclosure section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The following table provides the Economic Capital breakdown by business line with diversification benefits proportionally allocated to the business lines.
Economic Capital break-down by ING Insurance business line:

	2008	2007

Insurance Americas	6,049	6,541
Insurance Asia/Pacific	2,817	7,033
Insurance Europe	2,985	5,890
Corporate Line Insurance (1)	1,831	3,735

Total insurance operations	13,682	23,199

(1)	Corporate Line includes funding activities at ING Insurance level, explicit internal transactions between business unit and Corporate Line, managed by Capital Management, and corporate reinsurance. The responsibility (and risk) of free assets located within the business line for which there is no explicit transfer via a Corporate Line transaction remain at the business unit level.
While the figures above are shown by business line, the diversification of risks across ING businesses is calculated across business units. Total diversification between ING Insurance’s business units and the Corporate Line Insurance is 39% for 2008 (33% in 2007).
The sale of ING Life Taiwan and recent developments in the financial markets have distorted last years balance between the regions. The Taiwan sale decreases capital needs in both Asia/Pacific (EUR 4.0 billion) and Corporate Line (EUR 1.7 billion). Americas is now the largest user of Economic Capital. De-risking measures brought Americas otherwise increased capital need down by EUR 1 billion. Europe saw some substantial de-risking over the year. Most listed direct equity exposures are now sold or mostly hedged, and interest rate risk was reduced substantially. Economic Capital in Asia/Pacific and Europe has now an equal balance for financial and non-financial risks, while capital in Americas is still primarily driven by interest rate, credit spread and client fund related equity risk. The corporate line risk relates mostly to foreign exchange translation risk related to the potential loss of market value surplus in non-EUR denominated business units.
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
Economic Capital insurance market risks:

	2008	2007

Interest rate risk	2,739	6,021
Credit spread risk	880	1,012
Equity risk	1,293	3,357
Real estate risk	252	669
Implied volatility risk	1,857	2,108
Foreign exchange risk	1,434	2,091

Total	8,455	15,258

Interest rate risks are the largest market risks for ING Insurance. Interest rate risks are most significant in the United States and Europe. In general, the primary risk is to falling interest rates. The table shows a notable decrease in the interest rate risk during 2008 as a consequence of the divestment of ING Life Taiwan.
Credit spread risk relates to potential increases in credit spreads from investments in fixed income securities. Real estate risk exists mostly in the Netherlands and relates in a large part to direct real estate investments. Implied volatility risk is the risk that market values of assets or liabilities change due to movements in market option prices. In general, ING is exposed to increases in implied volatility as the guarantees provided to customers become more expensive. Foreign exchange risk is small in the business units. Hence, most of the exposure relates to the risk of change in the market value surplus of non-EUR businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The equity risk has become less dominant due to risk reduction and hedging activities, relating to both direct and indirect exposure. Direct exposure relates to the holding of shares and is most significant for ING in the Netherlands. Indirect exposure relates to the potential loss of fee income from unit linked, variable annuity, and pension fund business across all regions. Direct exposure represents approximately 20% of the equity risk, after taking the hedge positions into account.
ING continued to manage the market and credit risks resulting from its global Insurance operations by setting Market Value at Risk (MVaR) limits. On at least an annual basis, ALCO Insurance sets an aggregate MVaR limit for ING Insurance and sub-limits for each of the business lines, which are ultimately allocated to the business units. The MVaR limit is measured in a manner consistent with the Economic Capital measure, i.e. based on a 99.95% confidence level over a one-year horizon.
The MVaR limits are managed by ALCO Insurance at the relevant organizational level. The Group Insurance ALCO determines the aggregate limit and ensures that the Group stays within the limit and allocates the sub-limits to business lines, with similar roles for the business line and business unit ALCO’s. Limit breaches by business lines are reported to ALCO Insurance and resolved in accordance with the policy within the next quarter.
CIRM consolidates and monitors the MVaR exposures of the business lines including diversification effects on a quarterly basis. Together with ING Capital Management, MVaR is managed within the limits. In 2008 and 2007 there were no breaches of the overall ING Insurance MVaR limit.
Real Estate
Real Estate price risk arises from the possibility that real estate prices will fluctuate affecting the value of real estate assets.
ING Insurance has two different categories of real estate exposure on its insurance books. First, ING Insurance owns buildings it occupies. Second, ING Insurance has invested capital in several real estate funds and direct real estate assets. A decrease in real estate prices will cause the value of this capital to decrease and as such ING Insurance is exposed to real estate price shocks.
The crisis in the financial markets could lead to a further slowdown of the world economy in general. These global economic factors could also have future negative consequences for the value of real estate assets.
The second category can be divided in minority stakes in real estate assets that are revalued through equity and stakes in funds managed by ING and direct real estate revalued through P&L. Only for the last category real estate price shocks will have a direct impact on reported net profit.
As of Q4 2008 ING Insurance has EUR 4.1 billion of real estate related investments. ING Insurance’ real estate exposure (i.e. including leverage) is EUR 6.6 billion of which EUR 4.9 billion is revalued through P&L and EUR 1.7 billion is not revalued through P&L, but is either booked at cost or is revalued through equity.
Real Estate exposure revalued through P&L:

2008	Residential	Office	Retail	Industrial	Other	Total

Europe	438	1,609	2,207	522	28	4,804
Americas					93	93
Asia

Total	438	1,609	2,207	522	121	4,897

Real Estate exposure not revalued through P&L:

2008	Residential	Office	Retail	Industrial	Other	Total

Europe	781	250	9	20	469	1,529
Americas		149				149
Asia		21				21

Total	781	420	9	20	469	1,699

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Earnings at Risk (EaR)
Complementing Economic Capital, which is based on a market value analysis, ING Insurance also measures risk based on IFRS earnings. More specifically, using scenario analysis, ING Insurance measures the potential sensitivity of realized pre tax earnings of the insurance operations to an increase/decrease of different risk factors over a full year. These earnings sensitivities are used as input into the ING Group Earnings at Risk measure, where these sensitivities are fully diversified with the Bank. Interpretation of the underlying earnings sensitivities must be done individually as ING does not assume that all of the scenarios presented below will happen concurrently.
Earnings sensitivities are defined on a shock scenario at the 90% confidence level on pre tax IFRS earnings, projected one year forward from the calculation date. Therefore the table below provides earnings sensitivities to an instantaneous shock at the 90% confidence level projected through to December 31, 2009. The EaR information does not include ING Canada which was divested in January.
Earnings sensitivities for insurance market risks:

	2008	2007

Interest rate (1% up)	(67)	(161)
Interest rate (1% down)	82	125
Equity (15% down)	(795)	(613)
Real Estate (8% down)	(525)	(570)
Foreign Exchange (10% worst case)	(224)	(338)
The table presents figures before diversification between risks. For interest rate risk, we present the effect of a parallel shock of 1% across all regions and take the sum of the shocks. For the Japan business, a shock of 0.5% is applied since this business operates in a lower interest rate environment. Foreign exchange risk includes the sum of both local business currency risk plus translation risk for earnings of non-Euro business units.
The table shows that real estate fluctuations can have a relatively large impact on earnings since all price volatility is fully reflected in earnings for real estate investments. The impact on earnings of interest rates and equity price changes are normally lower than the economic and shareholders’ equity impact given current accounting rules. The sensitivity results do reflect the impacts of asymmetric accounting whereby the hedges must be marked-to-market through the earnings while the liability value is not.
Earnings at Risk is an indicator of future earnings at risk in case markets deteriorate. Earnings can deteriorate significantly when certain thresholds have been reached for impairment and DAC unlocking. At the moment the increase in equity Earnings at Risk — despite de-risking - is driven by DAC unlocking and negative revaluations being close to or at hitting impairment triggers. Offset from the hedging programs existing at year end is taken into account. Further hedges have been put in place since December 31, 2008.
ING Insurance — Liquidity risk
As with other ING Insurance market risk, liquidity risk falls under the supervision of the ALCO function. Liquidity risk is the risk that ING Insurance or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. ING Insurance monitors structural, tactical and contingency liquidity risk and tests adverse scenarios to measure its resiliency against these risks. The severe economic downturn in late 2008 has caused liquidity risk to increase substantially. To manage these risks, ING Insurance has increased its allocation to liquid assets.
ING INSURANCE — INSURANCE RISKS
General
Actuarial and underwriting risks are risks such as mortality, longevity, morbidity, adverse motor or home claims development, etc., which result from the pricing and acceptance of insurance contracts. In general, these risks cannot be hedged directly in the financial markets and tend to be mitigated by diversification across large portfolios. They are therefore primarily managed at the contract level through standard underwriting policies, product design requirements as set by ING’s IRM function, independent product approval processes and risk limitations related to insurance policy terms and conditions agreed with the client.

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
For the main non-life units (in the Benelux and Canada) the risk tolerance for property and casualty (P&C) business is generally set at 2.5% of the Group’s expected after-tax earnings. For 2008, this translated into an aggregated (pre-tax) risk tolerance level of EUR 265 million for the Benelux (2007: EUR 235 million). For Canada the pre-tax risk tolerance level is set at EUR 244 million (derived from the above mentioned EUR 265 million, but allowing for outside interests) (2007: EUR 214 million). For the first half of 2008 the risk tolerance limit of EUR 265 million also applied to Mexico.
In order to determine how much reinsurance protection is required in each of the regions, these risk tolerance limits are compared to the estimated maximum probable loss resulting from catastrophic events with a 1 in 250 probability of occurrence which is in line with industry practice. The maximum probable loss estimates for Fire business are based on risk assessment models that are widely accepted in the industry.
For the smaller non-life units, the (pre-tax) risk tolerance level for catastrophe related events for 2008 was set at EUR 5 million (2007: EUR 5 million) per event per business unit.
With respect to life business, ING Group’s (pre-tax) risk tolerance level for 2008 was set at EUR 22 million (2007: EUR 22 million) per insured life for mortality risk. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For potential losses, resulting from significant mortality events (e.g. pandemics or events affecting life insurance contracts involving multiple lives), ING applies a separate risk tolerance level which equalled EUR 1,100 million in 2008 (2007: EUR 750 million). The potential impact of pandemics continues to be modelled by ING based on studies published by respected international organizations.
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
For catastrophic losses arising from events such as terrorism, ING believes that it is not possible to develop models that support inclusion of such events in underwriting in a reliable manner. The very high uncertainty in both the frequency and severity of these events makes them, in ING’s opinion, uninsurable. For the non-life business, losses that result from these events are generally not covered unless required by law. In various countries industry pools have been established to mitigate the terrorism risk to which the individual insurers are nevertheless still exposed. ING participates in such pools.
The following table provides an overview of the Economic Capital for insurance risks, split into mortality risk, morbidity risk and risk related to P&C products:
Economic Capital Insurance risks:

	2008	2007

Mortality	781	803
Morbidity	483	2,141
P&C	293	349

Total	1,557	3,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The mortality risk relates to the potential for increasing deaths (life risk) or decreasing deaths (longevity risk). This risk relates to a potential mortality catastrophe or to changes in long term mortality rates. As noted, ING manages these risks via limits and external reinsurance. Morbidity risk relates to disability products in the Netherlands and some health riders sold in Asia. The decrease in morbidity risk capital relates to the sale of ING Life Taiwan, which had a block of guaranteed health riders providing benefits for 30-60 years into the future. Finally, property and casualty risk exists primarily in Canada and the Benelux.
Through scenario analyses, ING Insurance measures the sensitivity of pre-tax earnings of the insurance operations to an increase/decrease of the insurance risk factors over a one year period. These changes to earnings can relate to realized claims or any other profit item that would be affected by these factors. ING assumes that not all the shifts presented below will happen at the same time.
Earnings sensitivities are defined on a shock scenario at the 90% confidence level on pre-tax IFRS earnings, projected one year forward from the calculation. Therefore the table below provides earnings sensitivities to an instantaneous shock at the 90% confidence level projected through to December 31, 2008. The EaR information does not include ING Canada which was divested in January.
Earnings sensitivities for Insurance risks:

	2008	2007

Mortality	(61)	(54)
Morbidity	(105)	(124)
P&C	(49)	(132)
The table above presents figures after diversification between insurance risks and diversification across business units of ING Insurance. The largest earnings sensitivity to P&C claims relates to health and P&C claims in the Netherlands.
ING INSURANCE — CREDIT RISKS
The credit risks in the general accounts portfolio within ING Insurance are subject to the same principles, policies, definitions and measurement as those of the banking operations. The credit risks are measured and monitored by Corporate Credit Risk Management (CCRM) as well as local credit risk managers within the various locations where credit risk is taken within ING Insurance and ING Investment Management. Within ING Insurance, the goal is to maintain a low risk, well diversified credit risk portfolio that meets or exceeds market based benchmark returns.
ING Insurance’s credit exposure arises from the investment of insurance premiums in assets subject to credit risk, largely in the form of unsecured bond investments, and smaller amounts of residential mortgages and structured finance products. In addition, credit exposure also arises from derivatives, sell/repurchase transactions, securities lending/borrowing and reinsurance contracts used to hedge the portfolio. ING Insurance has a policy of maintaining a high quality investment grade portfolio.
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
The credit risk classification of issuers, debtors and counterparties within the Insurance companies’ credit risk portfolios continues its transition to the methodology used by the banking operations. Similar to ING Bank, ING Insurance uses risk classes which are calibrated to the probability of default of the underlying issuer, debtor or counterparty. These ratings are defined based upon the quality of the issuer in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Risk classes: ING Insurance portfolio, as % of total outstandings (1) :

	Insurance Americas		Insurance Europe		Insurance Asia/Pacific		Total ING Insurance
	2008	2007	2008	2007	2008	2007	2008	2007

1 (AAA)	27.5%	27.9%	34.8%	28.8%	5.3%	10.7%	27.2%	25.5%
2-4 (AA)	19.6%	18.5%	20.2%	26.9%	29.6%	37.3%	21.1%	24.6%
5-7 (A)	18.9%	22.3%	23.5%	21.7%	43.1%	32.8%	23.7%	23.8%
8-10 (BBB)	20.0%	18.4%	9.3%	11.1%	9.6%	6.9%	14.8%	13.9%
11-13 (BB)	5.2%	2.9%	10.7%	10.0%	0.9%	3.4%	6.6%	5.5%
14-16 (B)	5.0%	5.0%	1.2%	1.0%	9.4%	6.1%	4.2%	3.7%
17-22 (CCC & Problem Grade)	3.8%	5.0%	0.3%	0.5%	2.1%	2.8%	2.4%	3.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and does not take collateral into consideration.
ING Insurance risk class distribution remained fairly stable during 2008. The shift from AA to AAA at Insurance Europe is the result of data quality improvements. The deterioration in Asia/Pacific is due to the divestment of ING Life Taiwan.
Risk concentration: ING Insurance portfolio, by economic sector (1) :

							Total
	Insurance Americas		Insurance Europe		Insurance Asia/Pacific		ING Insurance
	2008	2007	2008	2007	2008	2007	2008	2007

Non-Bank Financial Institutions	53.3%	52.3%	26.4%	19.6%	18.7%	16.8%	39.1%	34.7%
Central Governments	3.2%	1.7%	33.7%	35.8%	22.7%	38.7%	16.6%	20.1%
Commercial Banks	6.2%	11.0%	12.8%	8.1%	23.7%	16.2%	10.8%	10.8%
Private Individuals	3.5%	3.5%	10.5%	13.9%	11.8%	7.8%	7.1%	7.9%
Real Estate	8.7%	7.9%	1.7%	1.6%	2.0%	1.6%	5.4%	4.6%
Utilities	4.0%	4.0%	1.7%	1.4%	4.0%	2.9%	3.2%	2.9%
Natural Resources	3.5%	3.5%	0.6%	1.1%	1.6%	1.4%	2.2%	2.3%
Other	17.6%	16.1%	12.6%	18.5%	15.5%	14.6%	15.6%	16.7%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The rating reflect probabilities of default and does not take collateral into consideration.
Overall risk concentrations remained stable in 2008 for ING Insurance, with a small shift towards Commercial Banks as a result of increased equity derivatives trading business at Insurance Europe. Private Individuals in Europe decreased, due to the sale of EUR 4.5 billion in residential mortgages to Retail Banking (Nationale Nederlanden Hypotheek Bedrijf). Food, Beverages and Personal Care accounted for 2.5% in 2007, but fell below the 2.0% threshold in 2008. All other industries not shown in the table above have less than 2.0% concentrations.
Largest economic exposures: ING Insurance portfolio, by country (1,2) :

					Insurance		Total
	Insurance Americas		Insurance Europe		Asia/ Pacific		ING Insurance
Amounts in billions of euros	2008	2007	2008	2007	2008	2007	2008	2007

United States	58.6	56.2	2.0	1.7	1.1	2.3	61.7	60.2
Netherlands	0.8	0.7	14.6	22.0	0.2	0.3	15.6	23.0
France	0.3	0.4	6.8	5.9	0.1	0.5	7.2	6.8
Italy	0.3	0.3	5.9	6.4	0.2	0.2	6.4	6.9
South Korea	0.1	0.1			6.2	6.6	6.3	6.7
United Kingdom	1.8	1.9	3.5	3.1	0.4	0.4	5.7	5.4
Germany	0.3	0.3	5.3	6.1	0.1	0.3	5.7	6.7
Canada	5.5	6.0	0.1	0.1			5.6	6.1

(1)	Only covers total exposures in excess of EUR 5 billion, including intercompany exposure with ING Bank.

(2)	Country is based on the country of residence of the obligor.
The portfolio in the Netherlands decreased principally due to the sale of residential mortgages to Retail Banking (Nationale Nederlanden Hypotheek Bedrijf). There were no other significant shifts in the portfolio concentration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING GROUP — NON-FINANCIAL RISKS
In addition to the above financial risks (credit, market, insurance and liquidity risk) the next paragraphs describe the non-financial risks, being operational and compliance risks.
OPERATIONAL RISKS
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the related risk of reputation loss, as well as legal risk whereas strategic risks are not included. Effective operational risk management leads to more stable business processes (including IT systems) and lower operational risk costs.
ING recognises the following operational risk areas:
•	Control risk is the risk of loss due to non-adherence to business policies or guidelines. Control risks can lead to losses incurred due to non-compliance with controls established in connection with items such as governance procedures, new product approval procedures, and/or project management methods. Control risk can stem from improper or insufficient monitoring of entities or activities.
•	The risk of a loss caused by unauthorized employee activities, including -but not limited to- unauthorized approvals or overstepping of authority are considered unauthorized activity risk.
•	Processing risk deals with the risk of losses due to failed transaction processing or process management. These events are normally not intentional and usually involve documenting or completing current business transactions.
•	Employment practice risk is the risk of loss due to actions which are consistent with employment, health or safety laws, or agreements, from payment of personal injury claims or from diversity /discrimination events. Managing this risk means: meeting health and workplace regulations; preventing discrimination and harassment; and in case this does happen, taking adequate counter measures.
•	Personal and physical security risk is the risk of criminal and environmental threats that might endanger the security of ING personnel (within and outside ING locations, while travelling or being expatriated) and ING assets or might have an impact on the ING organization.
•	Information (Technology) risk is the risk of loss due to inadequate information security, resulting in a loss of information confidentiality and/or integrity and/or availability. Aspects of information (technology) risks are user access controls, platform security controls, change management controls, sourcing controls, security monitoring controls and fundamental information security controls.
•	Continuity risk is the risk of events (e.g. natural disasters, power outages, terrorism) leading to a situation that threatens the continuation of business (including people and assets).
•	Internal and external fraud risk is the risk of loss due to deliberate abuse of procedures, systems, assets, products and/or services of ING by those who intend to deceitfully or unlawfully benefit themselves or others.
Clear and accessible policies and minimum standards are embedded in ING business processes in all business lines. An infrastructure is in place to enable management to track incidents and operational risk issues. A comprehensive system of internal controls creates an environment of continuous improvement in managing operational risk. ING uses this knowledge (including lessons learned from incidents) to improve the control of key processes.
Organization of Operational Risk Management
The General Manager Corporate Operational Risk management (CORM) reports directly to the CRO and is responsible for managing operational risks and developing and establishing the Operational Risk Framework within ING Group, ING Bank and ING Insurance. The General Manager Corporate ORM also establishes and approves the Minimum Standards, and assists and supports the Executive Board in managing ING’s operational risks. The ORM function is organized along functional reporting lines. The Business Line operational risk managers report functionally to the General Manager CORM.
The CORM function consists of functional departments for operational risks & risk reporting, for Information (Technology) risks, for Security & Investigations and for SOX testing. The CORM function is responsible for developing and communicating ING’s operational risk framework, policies, minimum standards and guidelines. The corporate function advises the business line ORM staff, monitors the quality of operational risk management and co-ordinates the group-wide reporting of operational risks to the Executive Board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ORM uses a layered functional approach within business lines to ensure systematic and consistent implementation of the group-wide ORM framework, policies and minimum standards. The local and regional/division ORM Officer has the responsibility to assist local and regional/division management in managing operational risk. The business line ORM officer has a monitoring role in the operational risk management process and manages and supervises all functional activities of the ORM officers in the business line and region/division.
To avoid potential conflicts of interests, it is imperative that the ORM officer is impartial and objective when advising business management on operational risk matters in their business unit or business line. To facilitate this, a strong functional reporting line to the next higher level ORM officer is in place. The functional reporting line has clear accountabilities with regard to objective setting, remuneration, performance management and appointment of new ORM staff.
Operational risk framework
ING has developed a comprehensive framework supporting and governing the process of identifying, mitigating, measuring and monitoring operational risks thus reflecting the stages described in the COSO model (Committee of Sponsoring Organizations of the Treadway Commission). Generic mandatory controls are described in the ORM policy house. The policies have been refreshed in 2008 and are structured in line with the risk areas. Each policy has one or more minimum standards.
At all levels in the organization Operational Risk Committees (ORCs) are established that identify, measure and monitor the operational risks of the region or business unit with appropriate quality of coverage (granularity) and to ensure that appropriate management action is taken by the responsible line managers at the appropriate level of granularity. ORCs, chaired by the business management, steer the risk management activities of the first and second line of defence in their entities. On a group level the Operational & Residual Risk Committee approves the operational risk capital model.
The operational risk appetite within ING is defined as the acceptable and authorized maximum level of risk, in each of the operational risk areas that must be adhered to in order for ING to achieve its business plan within approved budgets. This risk appetite is monitored quarterly through the Non-Financial Risk Dashboard which reports the key risk exposures.
Processes are in place to identify key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed proactively and precedes a risk assessment. Different techniques for event identification exist within ING, e.g. the Integrated Risk Assessment (IRA), scenario analysis, external events inventories, internal event analysis (e.g. based on information from incident reporting), key risk indicator events and threat scans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
At least once a year all business units perform an integrated risk assessment with involvement of other risk departments such as Compliance and Legal.
Based on the results of the risk assessment, response measures must be determined for the identified risks. Risk response actions balance the expected cost for implementing these measures with the expected benefits regarding the risk reduction. Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through the global Audit Outstanding scan system.
Certain operational risks can best be transferred to the insurance market if risks are high but difficult to mitigate internally. In order to protect ING against financial consequences of uncertain operational events ING has acquired insurance policies issued by third-party insurers with world-wide cover for (Computer) Crime, Professional Liability, Directors and Officers Liability, Employment Practices Liability and Fiduciary Liability. The portion of the risks that ING retains is of a similar magnitude to the risk retained for casualty business-related catastrophe exposures.
Control activities are defined as the control measures that have been implemented and are maintained. Generic mandatory controls are described in the ORM policy house.
Management at all levels in the organization periodically need information on their key operational risks (including compliance and legal risks) and mitigating actions. In order to make it easier for management to access this kind of information, the Non-Financial Risk Dashboard (NFRD) was developed and rolled out in 2008 to all business units.
To ensure robust operational risk management ORM develops and communicates the ORM framework, policies and guidance throughout ING Group and monitors the key risks of ING Group to ensure that ING’s risk policies and Minimum Standards are fully implemented. Business units have to demonstrate that the appropriate steps have been taken to control their operational risk. ING applies scorecards to measure the quality of management of the operational risk processes within a business unit. Scoring is based on the ability to demonstrate that the required risk management processes are in place with the business units. The scorecards indicate the level of control within the business units. These scorecards are integral part of ING’s Dutch Central Bank approved regulatory capital model (AMA).
The Operational Risk Capital model of ING is based on a Loss Distribution Approach (LDA). The Loss Distribution is based on both external and internal loss data exceeding EUR 1 million. The model is adjusted for the scorecard results taking into account the specific quality of control in a business line and the occurrence of large incidents (‘bonus/malus’). This provides an incentive to local (operational risk) management to better manage operational risk. From 2008 onwards, the model is used for regulatory capital reporting purposes as well. ING received approval for its Advanced Measurement Approach (AMA) from the Dutch Central Bank.
Developments in 2008
Enhancements of the Non-financial Risk Dashboard
The introduction of a Non-financial Risk Dashboard (NFRD) was given priority by the Chief Risk Officer (CRO) with the aim to keep focus on the key risk exposures when looking at the risk faced by business. The objective of the NFRD is to deliver comprehensive and integrated risk information on Operational, Compliance and Legal Risk, using a consistent approach and risk language at all levels in the organization. It gives management an overview of all key risks within their jurisdiction with forced ranking and a clear description of the risks and responses so that they can balance priorities. This supports the ING strategy for making things ‘easier’ whereby management is better able to manage risk and give priority where it is necessary.
Corporate Operational Risk Management, in close coordination with Group Compliance Risk Management and Corporate Legal, has been rolling out the NFRD in the ING organization. The NFRD covers all BUs in the ING organization. A number of existing risk reports, e.g. the IT Risk & Control report, Compliance report and the Incident report, have been integrated into the NFRD.
The NFR Dashboard was presented to the Executive Board and the Audit Committee in November 2008. As of the fourth quarter 2008 report, the quarterly NFRD will be a recurring agenda point in Executive Board and Audit Committee meetings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Product Approval Process
ING has revized the Product Approval Process (PAP) Minimum Standard to ensure that adequate risk assessment procedures are executed prior to the development and/or launch of new or modified products. The PAP ensures that adequate controls are put in place to manage the inherent risks associated with new products, related processes and system implementation, and other initiatives.
IT Risk forecasting
An IT risk forecasting model is introduced to represent the expected IT risk profile after implementation of defined mitigating actions. Through the model, management can determine if additional mitigation projects are necessary to reduce or to maintain the IT risks at an acceptable level.
Continuity risk
As a risk response to mitigate the risk of power supply failure in one of the data centres ING accelerated an improvement programme for the business continuity and disaster recovery capability and platform security of its data centres.
Fraud risks
Based on the Corporate Anti-Fraud policy each business unit had to conduct a fraud-risk assessment and translated this into an anti-fraud implementation plan (to prevent both internal and external fraud). In reaction to the SocGen incident ING initiated a project aiming to further mitigate all trading risk related fraud risks.
Refreshment of policies and standards
ORM policies and Minimum Standards have been further enhanced to fully encompass the integrated approach of Operational, Compliance and Legal risks (between risk departments and along functional lines). All major IT risk policies and standards have been re-assessed against the current internal and external threats and adapted consequently.
COMPLIANCE RISK
Compliance Risk is defined as the risk of damage to ING’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies and procedures or ethical standards. In addition to reputational damage, failure to effectively manage Compliance Risk can expose financial institutions to fines, civil and criminal penalties, payment of damages, court orders and suspension or revocation of licenses. A failure (or perceived failure) can adversely impact customers, staff and shareholders of ING.
ING believes that fully embedded Compliance Risk Management preserves the trust its customers, shareholders and staff have in ING and is important for the way ING does business. Managing Compliance Risk is fundamental to driving value. The pursuit of long term business sustainability requires proper conduct of business activities in accordance with the high ethical standards of ING’s Business Principles. These principles not only reflect laws and regulations, but are also based on ING’s core values: integrity, entrepreneurship, professionalism, responsiveness and teamwork.
Clear and accessible policies and procedures are required to be implemented in ING business processes in all Business Lines. An infrastructure is in place to enable management to track current and emerging Compliance Risk issues, to communicate these to internal and external stakeholders, and to drive continuous improvement. ING understands that good Compliance Risk Management involves understanding and delivering on the expectations of customers and other stakeholders, thereby improving the quality of key relationships based on honesty, integrity and fairness.
The Scope of the Compliance Risk Management function
The Compliance Risk Management function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry and which are issued by legislative and regulatory bodies relevant to ING’s businesses, or by ING Corporate Compliance Risk Management. The Compliance Risk Management function actively educates and supports the business in managing areas such as anti-money laundering, preventing terrorist financing, conflicts of interest management, sales and trading conduct and customer interest and protection.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING separates Compliance Risk into four conduct-related integrity risk areas, shown below with examples of sub-risks in each risk area:

Client Related Integrity	Personal Conduct Related	Organizational Conduct	Financial Services Conduct
Risk	Integrity Risk	Related Integrity Risk	Related Integrity Risk

• Money laundering • Terrorist financing • Political or reputational exposed person • Client engagements or transactions with sanctioned countries
•    Market abuse & personal trading
•    Breaches of the ING Business Principles or local code of conduct
•    Outside positions by ING officers
•    Gifts or entertainment given or received; bribery
•    External incident reporting

•    Organizational conflicts of interest, market abuse and insider trading
•    Anti-trust/competition law
•    New or modified products and services (e.g. customer base, design) and governance changes
•    Agreed sector /industry standards
•    Regulatory registration and reporting requirements

•    Marketing, sales & trading conduct
•    Conduct of advisory business
•    Complaint handling
•    Transparency of product offerings (e.g. costs, disclosures)
•    Data protection/privacy
•    Third party intermediaries as representatives of ING

To ensure that staff is protected when raising issues and to help identify Compliance Risks, ING has a Whistleblower procedure which encourages staff to speak up if they know of or suspect a breach of external regulations or internal policies or business principles.
The organization of Compliance Risk Management
The Chief Compliance Officer (CCO) reports directly to the CRO and is responsible for developing and establishing the company-wide Compliance Risk Management Charter & Framework. The CCO also establishes the Minimum Standards for managing Compliance Risks and assists and supports the Executive Board in managing ING’s Compliance Risks. The Compliance Risk Management function is organized hierarchically at the Corporate Level and along functional reporting lines in the Business Lines. It is part of the second line in ING’s three lines of defence model.
The Group Compliance Risk Management function is made up of Corporate Compliance Risk Management and Business Line Compliance with the CCO and a Reporting and Analytics team overseeing both areas. Corporate Compliance Risk Management is responsible for developing and communicating ING’s Group Compliance Risk Management Charter and Framework, policies and guidance for key areas of Compliance Risk and provides advice to Business Line Compliance staff on Group policy matters.
ING uses a functional approach within Business Lines to ensure systematic and consistent implementation of the company-wide Charter & Framework and Minimum Standards and related policies and procedures. The local Compliance Officer has the responsibility to assist local management in managing Compliance Risk within that business unit. The regional or division Compliance Officer has a management and supervisory role of all functional activities of the Compliance Officers in the respective region or division. The Business Line Compliance Officers perform this task for their Business Line and also provide leadership and overall direction to the regional or divisional Compliance Officers.
To avoid potential conflicts of interests, it is imperative that the Compliance Officer is impartial and objective when advising business management on Compliance Risk in their Business Unit, region, division or Business Line. To facilitate this, a strong functional reporting line to the next higher level Compliance Officer is in place. The functional reporting line has clear accountabilities relating to objective setting, remuneration, performance management and the appointment of new Compliance Risk Management staff as well as vetoing and escalation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Compliance Risk Management Policies and Tools
The responsibility of the Compliance Risk Management function is, in accordance with the Charter and Framework, to proactively:
•	Identify, assess, monitor and report on the Compliance Risks faced by ING;
•	Assist, support and advise management in fulfilling its responsibilities to manage Compliance Risks;
•	Advise any employee or officer with respect to their (personal) obligations to manage Compliance Risks.
The Framework consists of three key components: the Compliance Chart, an Advisory component and the Scorecard as illustrated below
     Compliance Risk Management Framework
A.	The Chart
The Chart is an output from five key activities carried out in accordance with the requirements of the Framework:
1.	Identification of Compliance Risk Obligations;

2.	Risk Assessment;

3.	Compliance Risk Mitigation (includes Training and Education);

4.	Compliance Risk Monitoring (includes Action Tracking);

5.	Compliance Risk Reporting (includes Incident Management).
B.	Advisory
Compliance Officers proactively advise their CEO, Management, local boards and committees, the next higher level Compliance Officer, and employees on Compliance Risk, responsibilities, obligations and concerns.
C.	Scorecard
The Compliance Risk Management function works with the Operational Risk Management Scorecard process to evaluate how well the Compliance Risk Management Framework is embedded in each business. Scoring is based on the ability of the business unit to demonstrate that the required policies and procedures are implemented. The scoring indicates the level of control within the business units and the result is integrated with the Operational Risk Management results into ING’s Dutch Central Bank approved regulatory capital model (AMA).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Developments in 2008
- ING Compliance Risk Management’s revized Charter and Framework
In August the Executive Board of ING issued the ING Group Compliance Risk Management Charter and Framework (‘Charter and Framework’) to help businesses more effectively manage their Compliance Risks expectations. The fundamental requirements of the 2005 ‘Compliance Policy and Minimum Standards’ remain and are enhanced in terms of changing Board and stakeholder expectations. The Charter states the roles and responsibilities for managing Compliance Risk.
The Charter and Framework and the supporting documentation were produced in close collaboration with the Business Lines, Legal and Compliance Risk Management and business leaders.
- Updated FEC Policy and Guidance
The ING Group Financial Economic Crime (FEC) Policy provides a clear statement on Financial Economic Crime in order to guard against any involvement in criminal activity, and to participate in international efforts to combat money laundering and the funding of terrorist and criminal activities. The FEC Policy has been updated in 2008 explicitly recognising the differences between business lines and their inherent FEC related risk, without lowering existing standards. A risk-based approach allows each Business Line to identify the criteria to measure potential money laundering risks and implement proportionate measures and controls to mitigate these risks. Managing Compliance Risk in accordance with the ING Group FEC Policy and Minimum Standards is required.
The FEC Minimum Standards are the basis for (local) procedures covering:
•	Customer Due Diligence and Know Your Customer;
•	Anti-Money Laundering and Anti-Terrorist Financing.
Compliance Risk Management Training and Education
In 2008, Compliance Risk Management has developed and is executing several global training programmes, including:
1.	‘Managing Compliance Risk in your Business’. This programme targets the top four echelons of management (approximately 13,500) worldwide during 2008/2009. Managers attending the training will not only gain a deeper understanding of the effective embedding of ING’s three lines of defence model and the strategic value of Compliance Risk Management, but also learn practically what actions they can take to strengthen the management of Compliance Risk as well as how to apply the Framework and tools.
2.	‘MLRO Master Class’. This new training programme targeted approximately 200 Money Laundering Reporting Officers. The course aims to strengthen our MLROs’ understanding of the enhanced FEC and regulatory policy requirements.
3.	‘Compliance Officer Training’. This programme is designed for all Compliance Officers worldwide (approximately 750), across, and in cooperation with, all Business Lines. The training programme has sections on technical knowledge, personal effectiveness and skills.
Additionally, the e-Learning course ‘Compliance, more than money’ created in 2006 and made mandatory by the Netherlands Board for all ING employees in the Netherlands was refreshed. The follow-up course named ‘Compliance, part of our business’ takes into account changes in financial services laws and regulation and internal ING policies and procedures.
- Enhanced Business Aligned Communications
To ensure continued awareness of the importance of effectively managing Compliance Risk a campaign entitled ‘Play to Win, Know the Rules’ was launched. The key message of the campaign is that managing Compliance Risk is an integral part of managing business and must be embedded into daily practice and business strategy. The campaign helps further drive understanding and behaviours relating to the management of Compliance Risk. It includes a one-pager with key messages for business teams, as well as a PowerPoint presentation and short videos by each Executive Board member stating why they believe managing Compliance Risk is integral to building sustainable businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The four key messages defining good Compliance Risk Management are:
•	knowing, understanding and applying the rules;
•	a culture where people are trusted and accountable;
•	effectively managing Compliance Risk in our businesses; and
•	vital for sustainable profitable growth — our licence to operate.
Discussions with regulators and implementation of enhanced compliance and risk management procedures
ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. In connection with that review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank also remains in discussions with authorities in the US and in other jurisdictions concerning these matters, including with respect to ongoing information requests, and it is not possible to predict at this time the outcome thereof. Financial institutions continue to experience close scrutiny by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money-laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or perceived failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies.
Discontinuation of business with certain countries
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. ING Bank N.V. is now in the final stages of liquidating the Netherlands Caribbean Bank, which is now a 100% owned subsidiary.
MODEL DISCLOSURES
The risk profile of ING Group, as described in the risk management section is captured by three key risk metrics:
•	Earning at Risk;
•	Capital at Risk;
•	Economic Capital.
The analyses set out in the risk management section provide a valuable guide to investors as to the risk profile of ING Group. Users of the information should bear in mind that the analyses provided are forward looking measures that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business ING Group continues to develop, recalibrate and refine the various models that support risk metrics, which may result in changes to the risk metrics as disclosed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
This model disclosure section explains the models applied in deriving these three metrics. The methodology to derive the Earnings at Risk and Capital at Risk metrics, as presented in the ING Group risk dashboard, is described first. Thereafter, the methodologies used to determine Economic Capital for ING Bank, ING Insurance and ING Group are described. The risk models used for the ING Bank and Insurance Economic Capital calculations and the ING Group risk dashboard are reviewed on a periodical basis and validated by the internal Model Validation department. The ING Bank Economic Capital calculation is also used as part of the Basel II Pillar 2 Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the Dutch Central Bank.
EARNINGS AND CAPITAL RISK
Earnings at Risk
Earnings at Risk (EaR) measures the potential reduction in IFRS earnings over the next year relative to expected IFRS earnings. EaR is measured using a 90% confidence level (i.e. ‘1 in 10’ stress scenario). Discretionary management interventions are not explicitly modelled unless their measurement can be based on historical performance tracking (e.g. regular or planned actions). It should be noted that the 90% confidence level used for EaR is not an absolute requirement, but regarded as a general guideline. For each major risk type the earnings sensitivities are calculated based on existing best-practice e.g. 1% instantaneous shock to interest rates. To reflect bottom-line IFRS earnings as close as possible in EaR measurement, the amount is compared to the forecasted earnings to determine risk appetite levels. The ING Bank credit risk component of EaR bank is adjusted for forecasted risk costs (addition to Loan Loss Provision).
The specific accounting treatments for AFS Debt Securities that requires a write down to market value regardless of the underlying estimated credit loss are not reflected under EaR. Also potential goodwill impairments are not included in the EaR determination.
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
Economic value is defined as the mark-to-market net asset value (assets less liabilities). For each major risk type the value sensitivities are calculated based on the existing Economic Capital methodology, applying the 90% confidence level. CaR risk appetite is measured against Available Financial Resources.
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
The first aggregation step is between ING Bank and ING Insurance for each major risk type. All risk capitals, except for credit risk that is already aggregated for ING Bank and ING Insurance, are delivered on a standalone basis for ING Bank and ING Insurance. These risk capitals are aggregated between ING Bank and ING Insurance using a variance-covariance approach. Depending on the accounting treatment the Bank — Insurance correlation factors used for EaR may differ from CaR correlation factors (e.g. for interest rate risk). The result of this aggregation step are Group diversified EaR and CaR figures for each major risk type.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Major risk types distinguished:

Risk type	Distribution used
Credit and transfer risk (2)	KMV distribution
Market risk (8)
— Interest rate risk Europe, Asia and America
— Equity risk Europe, Asia and America
— FX risk
— Real estate risk	Normal distribution
Insurance risk (1)	Normal distribution
Business risk (1)	Normal distribution
Operational risk (1)	Empirical distribution
(Note numbers in parentheses indicate the number of risk types distinguished (total of 13)).
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
Principal assumptions of EaR and CaR measurement
CaR and EaR figures should always be viewed in the context of principal assumptions made to enable both comparability and updated measurement of ING Group’s risk profile:
•	Risk dynamics are based on historic observation; historical events are used as a proxy for future risk estimates e.g. price changes, defaults, dependencies of markets;
•	Point-in-time risk profile of in-force business is presented; in general risk measurement does not include future volumes and margins;
•	Discretionary management interventions are not explicitly modelled unless their measurement can be based on historical performance tracking (e.g. regular or planned actions);
•	Correlation factors between risk types used for diversification are based on best estimate assumptions supported by statistical analysis of historical data, ING risk expert judgement, external benchmark studies and common logic;
•	Behavioural assumptions for clients are included in risk measurement where applicable e.g. variable savings, embedded mortgage options or lapse ratios.
Reporting Framework
All data for each risk type and business line, as well as the empirical Group risk distributions, are uploaded to a web-based risk dashboard program. The aggregation and simulation steps, as described above, are performed in a secure server based environment.
ECONOMIC CAPITAL ING BANK
Economic Capital is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it originates. In general Economic Capital is measured as the unexpected loss above the expected loss at a given confidence level. Specific measurement by risk type is described in greater detail in the separate risk type sections; i.e. credit and transfer and operational risk as well as market and business risk bank.
This Economic Capital definition is in line with the net market value (or surplus) definition. The process of Economic Capital modelling enables ING Bank to allocate Economic Capital to the business units and support risk-adjusted performance measurement (RAROC). By comparing Economic Capital figures with ING’s available financial resources, adequate capital buffers can be ensured.
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
As a foundation the correlations in the risk dashboard are applied based on a 90% confidence level, i.e. they correspond to the correlations observed in the 10% largest downward movements (a ‘1 in 10’ event). As shown in the flow-chart, these correlation factors are stressed upwards where necessary to account for potential measurement inaccuracy in extreme events due to limited historic data observations. For aggregating other risk (business and operational), expert opinion is used.
The Economic Capital for ING Bank involves the aggregation of the underlying Economic Capitals of five risk types, namely credit, transfer, market, operational and business risks (latter two also referred to as other risks). These risk types are aggregated to provide a total diversified ING Bank Economic Capital by applying the variance-covariance approach with a 5 x 5 inter-risk correlation matrix.
For allocation of Economic Capital to units and products, diversification factors are calculated for each risk type. These factors are applied consistently throughout ING Bank. The level of diversification benefit is dependent on both the inter-risk correlations as well as the relative size of the undiversified Economic Capital exposure for each risk type.
Reporting Framework
For each business unit and product line, the gross Economic Capital for each risk type is delivered to MISRAROC — the financial data warehouse for RAROC and Economic Capital reporting of ING Bank. The net Economic Capital figures are calculated by taking the product of the gross Economic Capital and one minus the diversification factor. Total Economic Capital is calculated as the sum of the net Economic Capital for each risk type at all reporting levels.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
CREDIT AND TRANSFER RISK
Economic Capital for credit risk and for transfer risk is the portion of Economic Capital held to withstand unexpected losses inherent in the credit portfolios related to (unexpected) changes in the underlying creditworthiness of debtors or the recovery value of underlying collateral (if any). Credit risk and transfer risk capital are calculated on all portfolios which contain credit or transfer risk, including investment portfolios. The same methodology is used for both the banking and the insurance operations.
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
The table below summarises different capital measures used for different purposes and shows the difference in key elements and purposes.

Credit Risk Capital	Methodology	Location	Confidence level	Inputs	Purpose

Regulatory Capital	Basel II Formula	Vortex Basel Engine (‘VBE’) in the Central Risk Database	99.90%	Basel II model outputs	RWA

Economic Capital	Risk Adjusted Capital (RAC) Closed Algebraic Formula	Vortex Risk Engine (‘VRE’) in the Central Risk Database	99.95%	Basel II model outputs excluding Basel II caps and floors, maturity, repayment schedules, correlation factors, migration matrix. Some inputs come from EC-MC portfolio calculator but with 99.95% confidence level country and industry.	Pricing, Economic Capital for credit at transactional level and above

Capital and Earnings at Risk	Monte Carlo simulation based on aggregate portfolio (‘EC-MC portfolio calculator’)	Stand alone tool using same data from Central Datawarehouse as VRE	90.00%	Basel II model outputs excluding Basel II caps and correlation factors, migration matrix country and industry.	Risk Dashboard at Line of Business Level and above

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
With regard to methodology, the EC-MC Portfolio calculator provides a sophisticated and consistent framework to measure capital numbers for credit risk. Because of its complexity and required calculation time the EC-MC Portfolio calculator is more suited for portfolio calculation, rather than to be implemented in an environment requiring real time reporting at a transactional level for day-to-day management, pricing of new transactions and limit setting. As a result, Economic Capital figures are based on RAC figures that are derived from the EC-MC Portfolio calculator but are not fully equivalent. The main characteristics are:
•	RAC is calculated at facility level with closed algebraic formulas rather than from a Monte Carlo Simulation. The RAC algebraic formula includes parameters which incorporate the impact of portfolio dynamics, such as correlations and diversification effects. These parameters are derived through a regression of the outputs of the EC-MC portfolio calculator;
•	Due to its proprietary nature the inputs in the EC—MC Portfolio calculator are subject to certain technical caps and floors (LGD/EAD is constant and PD migration matrix is capped) which are not applicable in RAC. Also, due to the implemented mathematical routines the EC-MC portfolio calculator is subject to a minimum Probability of default (PD) and maximum tenor, which are not applicable in RAC.
Additionally the banking operations use the RAC model for determining the optimal pricing on (new) lending transactions in order to ensure that ING meets its desired RAROC returns.
During 2008, the Economic Capital levels for credit and transfer risk were calculated on a weekly basis for most of the Wholesale Bank and ING Direct investment portfolios and for the SME portfolios within the Retail banking operations. For consumer loans, residential mortgages, credit cards, and the insurance portfolios, the calculations are made on a monthly basis. On a quarterly basis, the Economic Capital for credit risk and transfer risk figures are consolidated with the corresponding Economic Capital components from other disciplines.
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
Measurement
Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year, which represents extreme events and ING’s rating. The Economic Capital for market risk for non trading portfolios is calculated for each risk type, while for trading portfolios it is calculated on a portfolio level. The calculations for Economic Capital market risk include real estate risk, foreign exchange rate risk, equity price risk, interest rate risk and model risks.
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
For the real estate development process, in addition to price risk, the risk drivers of vacancy rate and construction delays are taken into account. Furthermore the risk model differs for each development phase (i.e., research, development, and construction) to appropriately reflect the risk taken in each phase. Using correlations, all risk drivers, and stages are used to calculate a possible market value loss representing the Economic Capital for market risk for the development portfolio.

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
Economic Capital for market risk for the large non-trading portfolios within ING Retail Banking and ING Wholesale Banking is calculated for embedded option risk (e.g. the prepayment option in mortgages) and model risk. The model risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities. For example, the hedge for savings portfolios is based on assumptions with respect to developments of volumes and client rates. Deviations in these assumptions can lead to (ex-post) incorrect estimation of the typical interest rate maturity of saving deposits. If there is more outflow than initially modelled, the duration of the savings money may be lower than the duration of the investments, which leads to losses if interest rates go up. The economic capital figures of ING Direct capture the model risk of the behavioural liabilities in line with the model described above.
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
OPERATIONAL RISK
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk, whereas strategic risks are not included. While operational risk can be limited through management controls and insurance, many incidents still have a substantial impact on the profit and loss account of financial institutions. The capital model, an actuarial model, consists of a combination of three techniques:
•	Loss Distribution approach (LDA), which applies statistical analysis to historical loss data;
•	Scorecard approach, which focuses on the quality of risk control measures within a specific business unit;
•	‘Bonus/Malus’ approach, which focuses on the actual operational incidents of a specific business unit.
Loss Distribution approach
The main objective of the LDA approach is to derive an objective capital amount based on the size and the risk appetite of an institution and its business units. This approach estimates the likely (fat-tailed) distribution of operational risk losses over some future horizon for each combination of business line and loss event type. The main characteristic of the LDA is the explicit derivation of a loss distribution, which is based on separate distributions for event frequency (Poisson) and severity (Inverse Gaussian). The model uses both external and internal loss data above one million EUR.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The capital calculated according to the first three is ‘generic’: if two business units operate in the same markets and have the same size, the resulting capital will be the same. The specific capital adjustments mentioned below adjust the generic capital of a specific institution to its specific operational risk capital.
Scorecard approach (principle 4)
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
‘Bonus/Malus’ approach (principle 5)
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
BUSINESS RISK BANK
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
Using a T-distribution and the level of confidence, the volatility is then ‘capitalized’ to obtain a business risk capital. The T-distribution is a theoretical probability distribution, is symmetrical, bell-shaped and similar to the standard normal curve. However, the T-distribution has relatively more scores in its tails than the normal distribution.
As relatively short data series are available, a capital floor and cap are included in order to prevent the business risk capital from being under- or overestimated. The minimum (floor: 20%) and maximum (cap: 80%) are specified as a percentage of the operating costs and as such link business risk capital for units that operate at the floor to cost efficiency.
ECONOMIC CAPITAL ING INSURANCE
Economic Capital, ‘EC’, is defined by ING as the amount of assets that needs to be held in addition to the market value of liabilities to assure a non-negative surplus at a 99.95% level of confidence on a 1 year time horizon. ING measures Economic Capital by quantifying the impact on the market value surplus (MVS) as a result of adverse events that occur with a specified probability related to the AA rating. Therefore ING’s Economic Capital model is based on a ‘Surplus-at-Risk’ concept. The confidence level consistent with an AA rating has been defined as the 99.95% one-sided confidence level over a one-year horizon. The change in market value surplus (MVS) is the combined effect of changes in Market Value of Assets (MVA) minus market value of liabilities (MVL) and an adjustment for illiquidity spreads due to current dislocated asset markets. The MVS is adjusted to correct this asymmetry by applying an illiquidity spread to the insurance liability cash flows.
The adjustment of the MVS for the illiquidity of our insurance liabilities impacts the market risk in our Economic Capital model in the following ways:
•	Interest Rate Risk: The illiquidity spread applied on our liability cash flows effectively reduces the duration of our liabilities and therefore reduces the duration mismatch between our assets and liabilities resulting in a reduced interest rate risk;
•	Credit Spread Risk: The Economic Capital model stresses both the asset spreads and the illiquidity spread on our liabilities. The netting of asset spread risk with illiquidity liability spread risk results in a lower credit spread risk;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
•	Foreign Exchange Risk: The adjustment of the MVS for illiquidity results in a reduced net exposure to foreign currency movements and in particular US dollar. This results in a lower foreign exchange risk.
The MVL consist of the Financial Component of Liabilities (FCL) and a Market Value Margin (MVM) for non-hedgeable risks (e.g. insurance risk). The MVM is calculated using a Cost-of-Capital approach based on an estimate of required shareholder return on Economic Capital.
The following fundamental principles have been established for the model:
•	Economic Capital requirements are calculated to achieve a target AA rating for policyholder liabilities;
•	All sources of risk should be considered;
•	The best estimate actuarial assumptions should be as objective as possible and based on a proper analysis of economic, industry, and company-specific statistical data. There is one set of best-estimate assumptions per product to be used for all purposes at ING;
•	Valuation of assets and liabilities is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;
•	The Economic Capital and valuation calculations should reflect the embedded options in insurance contracts;
•	The Economic Capital and valuation calculations are on a pre-tax basis and do not consider the effect of local regulatory accounting and solvency requirements on capital levels. Capital is assumed to be fully transferable between legal entities;
•	The framework does not include any franchise value of the business. It does, however, include the expense risk associated with the possibility of reduced sales volume in the coming year.
ING quantifies the impact of the following types of risk in its Economic Capital model:
•	Market risk for ING Insurance is the change in value based on changes in interest rates, equity prices, real estate prices, credit spreads, implied volatilities (interest rate and equity), and foreign exchange rates. It occurs when there is less than perfect matching between assets and liabilities. Market risk may exist in the insurance activities as a result of selling products with guarantees or options (guaranteed crediting rates, surrender options, profit sharing, etc.) that cannot be hedged given the assets available in a certain market. Market risk may also occur when there is an intentional mismatch between asset and liability cash flows even when it is possible to match or hedge the cash flows;
•	Credit risk is the risk of changes in the credit quality of issuers due to defaults or credit migration of securities (in the investment portfolio), counter parties (e.g. on reinsurance contracts, derivative contracts or deposits given) and intermediaries to whom ING has an exposure. In addition to credit risk, ING includes a calculation of transfer risk for the risk of being unable to repatriate funds when required due to government restrictions;
•	Business risk is defined as the exposure to the possibility that experience differs from expectations with respect to expenses, the runoff of existing business (persistency) and future premium re-rating;
•	Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk capital is difficult to quantify, since it is driven by infrequent events of high severity, and can be significantly mitigated or exacerbated by the quality of internal controls and guidelines. It may be partially managed through the purchase of insurance;
•	Life risk relates to deviations in timing and amount of the cash flows (premium payments and benefits) due to the incidence or non-incidence of death. The risk of non-incidence of death is also referred to as longevity risk to distinguish it from the risk associated with death protection products. ING notes risks due to uncertainty of best estimate assumptions concerning level and trend of mortality rates, volatility around best estimates, and potential calamities and recognises external reinsurance;
•	Morbidity risk is the risk of variations in claims levels and timing due to fluctuations in policyholder morbidity (sickness or disability) recognising external reinsurance. A wide variety of policy classes are subject to morbidity risk, including disability, accidental death and disability, accelerated death benefits, workers compenzation, medical insurance, and long-term care insurance;
•	P&C risk comprises the risk of variability of size, frequency and time to payment of future claims, development of outstanding claims and allocated loss adjustment expenses for P&C product lines recognising external reinsurance.
Strategic business risk has been excluded from the EC calculations of ING Insurance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Economic Capital Model
The ING Economic Capital calculation is calculated based on a ‘Surplus-at-Risk’ concept. ‘Surplus-at-Risk’ is calculated based on the steps:
•	Calculate the complete balance sheet (all assets and liabilities) on a Market Value basis;
•	Generate Monte-Carlo shock scenarios for all of the relevant risk factors (market and non-market);
•	Recalculate the complete balance sheet (all assets and liabilities) on a Market Value basis for each shock scenario. For practical purposes, the MVM is not recalculated under shock scenarios;
•	Calculate the 99.95% worst case decrease in the Market Value Surplus over all the shock scenarios. This value will be the EC. Note that the shock scenario resulting in the Economic Capital will differ by business unit, business line, and at an ING Insurance level.
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

•	Automated retrieval of all current and historical market data

•	500 Risk scenarios sent to each business unit to locally develop stochastic asset and liability cash flows

•	20,000 Real World Monte-Carlo scenarios for Economic Capital calculation

•	Actuarial software used to produce the stochastic cash flows by scenario

•	Business units upload stochastic asset and liability cash flows for optimized replicating portfolio

•	Non-market risk capitals calculated in accordance with ING Standards of Practice submitted to ECAPS for risk aggregation

•	Capture the risk profile of the financial component of insurance liabilities by mapping onto a small set of standard financial instruments

•	Standard instruments contain discount bond, swaption, callable bonds, equity forward/option and FX option

•	Find a replicating portfolio that matches the cash flows as closely as possible for the 500 paths

•	Replicating portfolio used to capture the risk profile of Insurance assets and liabilities

•	EC market shocks and diversification benefits from Monte-Carlo scenarios

•	Non-market risk aggregation

•	Total diversified EC

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
Non-market risk Economic Capital is calculated by business units, Corporate Credit Risk Management and Corporate Operational, Information and Security Risk Management and inputted into ECAPS at the sub risk level. ECAPS than aggregates 21 sub-risk types (e.g. mortality and trend risk) to 9 non market risk types using a bottom-up Economic Capital diversification approach based on a matrix of tail correlations. The information inputs relate to 9 sub risk types:
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Replicating Portfolios
To handle the full complexity of calculating diversification by Monte Carlo simulation, ING maps its assets and liabilities to a set of standard financial instruments. The set of standard instruments consists of zero coupon bonds, market indices, equity forwards, swaptions, callable bonds, F/X options and equity options. Assets and the financial components of the liabilities are represented by a portfolio of this standard set of instruments. A user interface allows the selection of different types of replicating instruments for different cash flow types. Then an optimal replicating portfolio is created that matches the risk profile of the stochastically generated cash flows as good as possible. The resulting replicating portfolio is used in the calculation of Economic Capital.
Through the inclusion of equity options, F/X options and swaptions in the set of replicating instruments, ING is able to incorporate implied volatility risk in the considered risk types. The same holds for the credit spread risk through the inclusion of credit risk bearing zero coupon bonds in the set of replicating instruments.
The quality of the replicating portfolio is monitored by several statistical criteria including R-squared and benchmarked against market value sensitivities such as duration, convexity, and changes in value for larger interest rate and equity shocks. High quality replicating portfolios are important in several ways. First, they ensure a good reflection of the actual risk profile and an accurate calculation of Economic Capital. Second, they assist Business Units in hedging strategies and management of Economic Capital. Third, the process of replicating portfolio calculations increases the understanding of the complex nature of insurance liabilities in a market consistent environment.
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
For the calculation of Economic Capital, ING uses a one- year time horizon. In practice, the model calculates instantaneous quarterly shocks and then annualises the resulting VaR statistic to determine an annualized EC. The quarterly shock is used to stabilise the results, to ensure the shocks are within a range that can be more credibly valued for assets and liabilities, to better capture the impact of dynamic hedge strategies, to more reasonably use weekly correlations of risk factors, and to get closer to actual risk practices and reporting cycles.
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
ECONOMIC CAPITAL GROUP
ING’s Group Economic Capital and Bank-Insurance diversification benefit is determined by applying one common aggregation approach to the banking and insurance businesses. The starting point is the actual reported Economic Capital figures for ING Bank and ING Insurance, excluding inter-risk diversification. In addition an aligned set of best-estimate correlation assumptions is constructed by applying the weighted average of the Bank and Insurance specific inter-risk correlation assumptions for each of the five major risk types i.e. credit, market, insurance, business, and operational (See also Economic Capital model sections of Bank and Insurance).
The group diversification benefit is calculated by applying a ‘Gaussian-copula’ simulation approach. Due to the inherent uncertainties around correlation assumptions and changes in risk exposures the results are put to extensive sensitivity tests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.2.2. CAPITAL MANAGEMENT
OBJECTIVES
ING Group Capital Management (Capital Management) is responsible for the sufficient capitalization of ING Group entities at all times in order to manage the risk associated with ING’s business activities. This involves the management, planning and allocation of capital within ING Group. ING’s Corporate Treasury is part of Capital Management. It executes the necessary capital market transactions, term (capital) funding and risk management transactions. Capital Management monitors and plans capital adequacy on a consolidated basis at three levels: ING Group, ING Insurance and ING Bank. The rating objective for these three entities is AA. Capital Management takes into account the metrics and requirements of regulators (EU Solvency, Tier-1 and BIS ratios and limits for hybrid capital), rating agencies (leverage ratios, Adjusted Equity) and internal risk management models and market value balance sheets (Economic Capital (EC) and Available Financial Resources (AFR)).
ING applies three main capital definitions:
•	AFR — This is a market value concept, defined as market value of assets (MVA) less the market value of liabilities (MVL) on the balance sheet. The liabilities do not include the hybrid capital and core Tier-1 securities which are included in AFR as equity. The valuation of ING Insurance includes an adjustment for portfolio illiquidity. In the absence of a full market value balance sheet for ING Bank, AFR Bank is defined as IFRS Equity including several adjustments (see table in this section). AFR of ING Group is defined as AFR Bank plus AFR Insurance minus core debt ING Group. AFR is used as the measure of available capital in comparison with EC employed. EC, or Economic Capital, is the amount of capital that is required to absorb unexpected losses in times of severe stress given ING Group’s ‘AA’ target rating.
•	Adjusted Equity — This rating agency concept is defined as shareholders’ equity plus core Tier-1 securities, hybrid capital, prudential filters and an adjustment for Value in Force and Deferred Acquisition Cost. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing available capital to core debt (leverage) for ING Group and ING Insurance.
•	Core Tier-1 capital, Tier-1 capital and total BIS capital are regulatory concepts applicable to ING Bank. Tier-1 capital is defined as shareholders’ equity plus hybrid capital less certain prudential filters and deductible items. Tier-1 and BIS capital divided by risk weighted assets equals the Tier-1 and BIS ratio respectively. Core Tier-1 capital is equal to Tier-1 capital excluding hybrid capital.
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
The above capital definitions and policies have been approved by the ING Group Executive Board or delegated authorities.
PROCESSES FOR MANAGING CAPITAL
In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Bank, ING Insurance and ING Group and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The process is supplemented by stress testing and scenario analysis. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process and results in a quarterly Capital Adequacy Assessment Report which is presented to both the ING Group Finance and Risk Committee and the ING Group Executive and Supervisory Boards. The main objective of the assessment is to ensure that ING Group as a whole has sufficient capital relative to its risk profile both in the short and the medium term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
CAPITAL ADEQUACY ASSESSMENT
As at December 31, 2008 and 2007, ING Group, ING Bank and ING Insurance met all key target capital ratios and metrics and regulatory requirements. As at December 31, 2008 and 2007, ING Group, ING Bank and ING Insurance were adequately capitalized in relation to their risk profile and strategic objectives.
BASEL II
As of January 1, 2008, ING Bank calculates its capital ratios under Basel II. In 2008, ING Bank published risk weighted assets (RWA), Tier-1 and BIS capital and the accompanying capital ratios based on Basel II data only. In addition, ING publishes the minimum required capital level according to Basel II and according to the Basel I floor. The Basel I floor is a temporary minimum capital requirement based on 90% of Basel I RWA for 2008 and 80% of Basel I RWA for 2009. The minimum requirements according to Basel II and Basel I will both be compared to total BIS available capital according to Basel II.
AVAILABLE FINANCIAL RESOURCES (AFR)
ING Group
AFR ING Group is computed as follows:
Available Financial Resources — ING Group:

	2008	2007

Total AFR Bank and Insurance	49,305	54,443
Less Core debt Group (1)	7,170	4,728

Total AFR ING Group	42,135	49,715

(1)	Investments in subsidiaries less equity (including core Tier-1 securities) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.
ING Insurance
AFR insurance is computed as follows:
Available Financial Resources — ING Insurance

	2008	2007

IFRS Equity (1)	11,888	17,911
Plus hybrid capital (2)	2,934	2,202
Plus Mark-to-Market, tax adjustments and illiquidity adjustment	(366)	2,597

Total AFR ING Insurance	14,456	22,710

(1)	IFRS Equity 2008 adjusted for EUR 5 million shares of ING Group held by ING Insurance.

(2)	Hybrid capital at market value.
ING continues to adjust AFR to reflect the illiquidity in its insurance portfolios as reporting AFR with MVLs discounted at the swap rates results in an asymmetry between the assets and liabilities in terms of reflection of illiquidity premiums. In addition to valuing assets at current market values, total portfolio illiquidity risk profile has been proxied by applying a AAA covered bond spread (128 bps over swaps) to the valuation of insurance liabilities cash flows. This adjustment has been applied to all business (excluding mainly unit-linked/variable business) except for the US and Japanese businesses where the AAA covered bond spread is further adjusted by the differential between local AAA corporate bond spreads and AAA European corporate bond spreads (further +72 bps and -21 bps over swaps for the US and Japan respectively). If a similar methodology had been applied at December 31, 2007, AFR at that time would have been EUR 26.7 billion. At year-end 2007 the swap rate was used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING Bank
Available Financial Resources — ING Bank:

	2008	2007

IFRS Equity	22,889	25,511
Revaluation Reserve Debt Securities	5,185	1,097
Revaluation Reserve cash flow hedge	128	(428)
Goodwill	(1,636)	(1,428)
Minorities	1,198	1,668
Deduction (1)		(1,084)
Hybrid capital	7,085	6,397

Total AFR ING Bank	34,849	31,733

(1)	Difference between loan loss provisions and expected loss is no longer deducted from AFR in 2008.
ING Bank paid dividends to ING Group of EUR 4.25 billion during the year. It received EUR 7.2 billion in capital injections from ING Group. Hybrid capital increased mainly due to the issuance of additional hybrid capital.
AFR/EC RATIOS
AFR should exceed EC, and for ING Group as a whole there should be a prudent buffer. The target for the buffer at Group level is 20%. For details regarding the computation of EC see the section entitled ‘Risk management’.
AFR/EC Reconciliation

	2008	2007

Available Financial Resources ING Group (1)	42,135	49,715
Group EC (2)	30,675	35,000
EC Group (3)		1,000

Total ING Group EC	30,675	36,000

AFR/EC Ratio	137%	138%

Surplus/(deficit)	11,460	13,715

(1)	AFR ING Bank, amounting to EUR 34,849 million (2007: EUR 31,733 million) plus AFR ING Insurance, amounting to EUR 14,456 million (2007: EUR 22,710 million) less core debt ING Group, amounting to EUR 7,170 million (2007: EUR 4,728 million).

(2)	EC Insurance plus EC Bank less 15% diversification effect (15% in 2007).

(3)	EC of the ING Group parent company in 2007 mainly included market risk on share-based payment plans and market risk on the assets backing ING Bank equity. In 2008 the market risk on the assets backing ING Bank equity is included in ING Bank EC, and additional EC for share-based payment plans is zero in 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Capital base:

		Insurance		Bank		Group
	2008	2007	2008	2007	2008	2007

Shareholders’ equity (parent)	11,893	17,911	22,889	25,511	17,334	37,208
Core Tier 1 securities					10,000	0
Group hybrid capital (1)	4,560	2,202	7,085	6,397	11,655	8,620
Group leverage/core debt (2)					7,170	4,728

Total capitalization	16,453	20,113	29,974	31,908	46,159	50,556

Adjustments to equity:
Revaluation reserve debt securities	8,271	840	5,185	1,097	13,456	1,937
Revaluation reserve crediting to life policyholders	(2,235)	(42)			(2,235)	(42)
Revaluation reserve cashflow hedge	(1,360)	(10)	128	(428)	(1,177)	(438)
Goodwill	(1,889)	(1,076)	(1,636)	(1,428)	(3,275)	(2,420)

— Revaluation reserves fixed income & other	2,787	(289)	3,677	(759)	6,769	(963)
— Revaluation reserves excluded from Tier-1 (3)			(1,790)	(2,952)
— Insurance hybrid capital (4)	2,250	2,250
— Minorities	520	891	1,198	1,668
Deductions Tier-1 (as of 2007)			(1,040)	(93)

Available capital	22,010	22,965	32,019	29,772

Other qualifying capital (5)			11,870	11,792
DAC/ViF adjustments (50%) (6)	1,893	4,070
Group leverage (core debt)					(7,170)	(4,728)

Adjusted Equity (a)	23,903	27,035	43,889	41,564	45,758	44,865

Ratios:
Core debt (b)	2,301	4,267			7,170	4,728
Debt/Equity ratio (b/(a+b))	8.78%	13.63%			13.55%	9.53%

(1)	Tier-1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier-1 instruments other than preference shares are provided as hybrid capital to ING Insurance or ING Bank.

(2)	Investments in subsidiaries less equity of the Group holding company (including core Tier-1 securities). This net debt position is provided as equity to ING Insurance and ING Bank.

(3)	Includes mainly EUR (1,019) million (2007: EUR (2,358) million) in participations (e.g. Kookmin, Bank of Beijing) and other equity investments, EUR (615) million (2007: EUR (595) million) for Real Estate for own use. The Dutch banking regulator requires this deduction to be made from Tier-1 capital. This deduction is added back to Tier-2 capital.

(4)	Dated subordinated debt issued by ING Insurance at nominal value.

(5)	Includes EUR 12,910 million (2007: EUR 14,199 million) Tier-2 capital and nil (2007: nil) Tier-3, offset by EUR 1,040 million (2007: EUR 2,407 million) of regulatory deductions. These deductions were based on Basel I regulation in 2007 and Basel II regulation in 2008.

(6)	Mainly includes 50% of the excess of the present value of future profits generated by policies in force (Value in Force) over the after-tax deferred acquisition costs.
The capitalization of ING Group was under pressure in the second half of 2008, but thanks to the government capital injection all leverage ratios were within their targets at the end of the year. The debt/equity ratio of ING Group as at year-end 2008 was at 13.55% (2007: 9.53%). The debt/equity ratio of ING Insurance as at year-end 2008 was at 8.78% (2007: 13.63%). The Basel II ING Bank Tier-1 ratio ended at 9.32%, this is a strong increase from the Basel I Tier-1 ratio of 7.39% at December 2007.
REGULATORY REQUIREMENTS
ING Bank
Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (DNB) for supervisory purposes. The minimum Tier-1 ratio is 4% and the minimum total capital ratio (known as the BIS ratio) is 8% of all risk-weighted assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Capital position of ING Bank:

	2008	2007

Shareholders’ equity (parent)	22,889	25,511
Minority interests	1,198	1,668
Subordinated loans qualifying as Tier-1 capital (1)	7,085	6,397
Goodwill and intangibles deductible from Tier-1	(1,636)	(1,428)
Deductions Tier-1 (as of 2007)	(1,040)	(93)
Revaluation reserve (2)	3,523	(2,283)

Available capital — Tier-1	32,019	29,772

Supplementary capital — Tier-2(3)	12,910	14,199
Available Tier-3 funds Deductions	(1,040)	(2,407)

BIS capital	43,889	41,564

Risk-weighted assets(4)	343,388	402,727

Tier-1 ratio(4)	9.32%	7.39%
BIS ratio(4)	12.78%	10.32%

Required capital based on Basel I floor(5)	34,369
Required capital based on Basel I floor as at 1/1/09(5)	30,550
BIS ratio based on Basel I floor	10.22%
BIS ratio based on Basel I floor as at 1/1/09	11.49%

(1)	Subordinated loans qualifying as Tier-1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(2)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate (see Capital base table, note 3).

(3)	Includes eligible lower Tier-2 loans and revaluation reserves equity and real estate revaluations removed from Tier-1 capital.

(4) Based on Basel II as of 2008.

(5)	90% of Basel I Risk Weighted Assets in 2008 and 80% in 2009.
ING Insurance
European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The ING Insurance companies outside the EU have to comply with their respective local requirements. ING Insurance’s companies comply with local regulatory requirements. The table below shows the global required capital position of ING Insurance measured on the basis of the European Union requirement. This requirement is compared with ING Insurance consolidated available capital.
Capital position of ING Insurance:

	2008	2007

Available capital(1)	22,010	22,965
Required capital	8,582	9,405

Surplus capital	13,428	13,560

Ratio of available versus required capital	256%	244%

(1)	For breakdown of available capital see Capital base table.
ING Group
ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive. The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.
In terms of measuring the capital adequacy of the Group, ING prefers to use the AFR/EC framework described earlier, particularly as there continues to be significant differences in the sectoral capital rules between banks and insurance companies and amongst insurance companies in different countries.
In the following table, we show the Group’s capital adequacy on the following basis:
•	Insurance required capital from applying European Solvency I rules to all of ING Insurance entities globally (regardless of local capital requirements);
•	Bank required capital based on applying Basel II with the Basel I floor;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
•	Group available capital using an approach similar to that used for Bank BIS capital whereby IFRS equity is adjusted for certain revaluation reserves, minority interests are added, goodwill and certain intangibles are deducted and Group hybrids and qualifying subordinated debt of Bank and Insurance are included.
Regulatory required capital ING Group:

	2008	2007

Shareholders’ equity (parent)	17,334	37,208
Core Tier-1 securities	10,000	0
Excluding: Revaluation reserves (1)	10,044	1,457
Group hybrid capital	11,655	8,620
Goodwill and intangibles deductible from Tier-1	(3,275)	(2,420)
Minorities	1,593	2,323

Capital base ING Group	47,351	47,188

Subordinated loans ING Bank N.V. (included in Tier-2)	11,879	11,154
Subordinated loans ING Verzekeringen N.V.	2,250	2,250

Capital base including subordinated loans	61,480	60,592

Required capital banking operations(2)	34,369	32,218
Required capital insurance operations	8,582	9,405

Total required capital	42,951	41,623

Surplus capital	18,529	18,969

Group capital ratio	143%	146%

(1)	Revaluation reserves debt securities, crediting to life policyholders and cashflow hedge (see Capital base table).

(2)	EUR 30,550 million at 1/1/2009.
Capital adequacy and ratios
Quantitative disclosures on capital measures and ratios:

		Group		Insurance		Bank
	2008	2007	2008	2007	2008	2007

Capital
Available Financial Resources (AFR)	42,135	49,715	14,456	22,710	34,849	31,733
Required Economic Capital (EC)	30,675	36,000	13,681	23,199	22,407	17,927
Ratio EC vs AFR	137%	138%	106%	98%	156%	177%
Target Ratio EC vs AFR	120%	120%	100%	100%	100%	100%

Basel II
Tier-1 ratio (Bank)
Year-end actual Tier-1 ratio					9.32%	7.39%
Regulatory minimum Tier-1 ratio					4.00%	4.00%
Target Tier-1 ratio					7.20%	7.20%

Basel II
BIS ratio (Bank)
Year-end actual BIS ratio					12.78%	10.32%
Regulatory minimum BIS ratio					8.00%	8.00%
Target BIS ratio					10.80%	10.80%

EU Solvency ratio (Insurance)
Year-end actual EU Solvency ratio			256%	244%
Regulatory minimum EU Solvency ratio			100%	100%
Target EU Solvency ratio			150%	150%

Debt/Equity ratio
Debt/Equity ratio	13.55%	9.53%	8.78%	13.63%
Target Debt/Equity ratio	15.00%	10.00%	15.00%	15.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
Main credit ratings of ING at 31/12/2008 (1) :

Standard
	& Poor’s	Moody’s	Fitch

ING Group	AA-	Aa3	AA-

ING Insurance
— short term	A-1+	P-1
— long term	AA-	A1	AA-

ING Bank
— short term	A-1+	P-1	F1+
— long term	AA	Aa2	AA
— financial strength		B

(1)	The Standard & Poor’s and Fitch ratings have a negative outlook and the Moody’s ratings have a stable outlook.
Main credit ratings of ING at 16/02/2009 (1)

Standard
	& Poor's	Moody's	Fitch

ING Group	AA-	A1	A+
ING Insurance
— short term	A-1+	P-1
— long term	AA-	A2	A+

ING Bank
— short term	A-1+	P-1	F1+
— long term	AA	Aa3	AA-
— financial strength		C+

(1)	The Standard & Poor’s ratings have a negative outlook.The Moody’s Bank financial strength rating has a negative outlook. The other Moody’s ratings have a stable outlook. The Fitch rating for ING Bank has a stabe outlook, those for ING Insurance and ING Group have a negative outlook.
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
2.2.3. SUBSEQUENT EVENTS
On January 26, 2009 ING Group and the Dutch government (‘State’) announced that they have reached an agreement on an Illiquid Assets Back-Up Facility (‘Facility’) term sheet. The transaction is expected to close in the first quarter of 2009, but the closing is dependent on the completion of final documentation and the approval of various regulators.
The Facility covers the Alt-A portfolios of both ING Direct US and ING Insurance Americas, with a par value of approximately EUR 30 billion. Under the Facility, ING is expected to transfer 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio will be transferred to the Dutch State. ING will retain the legal ownership of its Alt-A portfolio.
The transaction price for the 80% of the economic ownership is expected to be approximately EUR 22 billion, being 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State will become the economic owner. The transaction price will remain payable by the State to ING and will be redeemed over the remaining life. Furthermore, under the Facility other fees will have to be paid by both ING and the State.
As a result of the transaction, 80% of the Alt-A portfolio will be derecognized from the balance sheet in 2009 and a receivable on the Dutch State will be recognized. The transaction is expected not to have a significant impact on net result in the first quarter 2009. The transaction will result in a reduction of the negative revaluation -and therefore increase equity- by approximately EUR 5 billion (after tax).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
The valuation method of the Alt-A securities in the IFRS balance sheet as at December 31, 2008 is not impacted by this transaction. The same applies to the 20% that will remain after the transaction. The methodology used to determine fair value for these assets in the balance sheet under IFRS is disclosed in Note 33 ‘Fair value of financial assets and liabilities’.
As disclosed in this Annual Report, shareholders’ equity and net result of ING in 2008 were significantly impacted by the turmoil and extreme volatility in the worldwide financial markets. These financial markets and the worldwide economies have deteriorated further in the first months of 2009 in several areas, especially the equity markets. Current levels continuing or further negative developments in these financial markets and/or economies in 2009 may have a material adverse impact on shareholders’ equity and net result for 2009. Any such impact cannot be reliably estimated at the date of this Annual Report.
AUTHORIZATION OF ANNUAL ACCOUNTS
Amsterdam, March 16, 2009

THE SUPERVISORY BOARD
Jan H.M. Hommen, chairman
Eric Bourdais de Charbonnière, vice-chairman
Henk W. Breukink
Peter A.F.W. Elverding
Claus Dieter Hoffmann
Piet Hoogendoorn
Piet C. Klaver
Wim Kok
Godfried J.A. van der Lugt
Harish Manwani
Aman Mehta
Joan Spero
Jackson P. Tai
Karel Vuursteen
THE EXECUTIVE BOARD
Eric F. Boyer de la Giroday, acting CEO
Dick H. Harryvan
John C.R. Hele, CFO
Eli P. Leenaars
Tom J. McInerney
Hans van der Noordaa
Koos (J.V.) Timmermans, CRO
Jacques M. de Vaucleroy

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3 SUPPLEMENTAL INFORMATION
The following financial information presents the balance sheets for the years ended December 31, 2008 and 2007, and the profit and loss accounts and statements of cash flows for the years ended December 31, 2008, 2007 and 2006 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. See note 2.5.2 for the consolidated reconciliation of net profit to US GAAP. A further description of the adjustments in the reconciliation from IFRS-EU to US GAAP for the year 2006 can be found in note 2.5.1 of the notes to the consolidated financial statements. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.1. CONSOLIDATING BALANCE SHEETS
For the year ended December 31, 2008

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
ASSETS
Cash and bank balances with central banks	33	22,045	(33)	22,045
Amounts due from banks		48,447		48,447
Financial assets at fair value through profit and loss
— trading assets		160,378		160,378
— investments for risk of policyholders		95,366		95,366
— non-trading derivatives	72	16,426	(14)	16,484
— designated as at fair value through profit and loss		8,277		8,277
— other
Investments
— available-for-sale		242,852		242,852
— held-to-maturity		15,440		15,440
Loans and advances to customers		621,041	(1,250)	619,791
Reinsurance contracts		5,797		5,797
Investments in associates	47,973	4,355	(47,973)	4,355
Real estate investments		4,300		4,300
Property and equipment		6,396		6,396
Intangible assets		6,915		6,915
Deferred acquisition costs		11,843		11,843
Other assets	230	62,751	(4)	62,977

Total assets	48,308	1,332,629	(49,274)	1,331,663

EQUITY
Shareholders’ equity (parent)	17,334	34,698	(34,698)	17,334
Non-voting equity securities	10,000			10,000
Minority interest		1,594		1,594

Total equity	27,334	36,292	(34,698)	28,928

LIABILITIES
Preference shares
Subordinated loans	11,352		(1,071)	10,281
Debt securities in issue	7,488	89,000		96,488
Other borrowed funds	1,254	43,402	(13,458)	31,198
Insurance and investment contracts		240,790		240,790
Amounts due to banks		152,265		152,265
Customer deposits and other funds on deposit		522,816	(33)	522,783
Financial liabilities as at fair value through profit and loss
— trading liabilities		152,616		152,616
— non-trading liabilities	65	21,722	(14)	21,773
— designated as at fair value through profit and loss		14,009		14,009
Other liabilities	815	59,717		60,532

Total liabilities	20,974	1,296,337	(14,576)	1,302,735

Total equity and liabilities	48,308	1,332,629	(49,274)	1,331,663

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2007

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	Dating	consoli-
	company	diaries	entries	dated
ASSETS
Cash and bank balances with central banks	162	12,406	(162)	12,406
Amounts due from banks		48,875		48,875
Financial assets at fair value through profit and loss
— trading assets		193,213		193,213
— investments for risk of policyholders		114,827		114,827
— non-trading derivatives	40	7,736	(139)	7,637
— designated as at fair value through profit and loss		11,453		11,453
Investments
— available-for-sale		275,897		275,897
— held-to-maturity		16,753		16,753
Loans and advances to customers		553,019	(55)	552,964
Reinsurance contracts		5,874		5,874
Investments in associates	52,253	5,014	(52,253)	5,014
Real estate investments		4,829		4,829
Property and equipment		6,237		6,237
Intangible assets		5,740		5,740
Deferred acquisition costs		10,692		10,692
Other assets	112	40,106	(119)	40,099

Total assets	52,567	1,312,671	(52,728)	1,312,510

EQUITY
Shareholders’ equity (parent)	37,208	41,864	(41,864)	37,208
Minority interest		2,323		2,323

Total equity	37,208	44,187	(41,864)	39,531

LIABILITIES
Preference shares	21			21
Subordinated loans	8,339		(1,014)	7,325
Debt securities in issue	6,370	60,625		66,995
Other borrowed funds		36,488	(9,430)	27,058
Insurance and investment contracts		265,712		265,712
Amounts due to banks		166,972		166,972
Customer deposits and other funds on deposit		525,378	(162)	525,216
Financial liabilities as at fair value through profit and loss
— trading liabilities		148,988		148,988
— non-trading liabilities	98	6,992	(139)	6,951
— designated as at fair value through profit and loss		13,882		13,882
Other liabilities	531	43,447	(119)	43,859

Total liabilities	15,359	1,268,484	(10,864)	1,272,979

Total equity and liabilities	52,567	1,312,671	(52,728)	1,312,510

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.2. CONSOLIDATING PROFIT AND LOSS ACCOUNTS
For the year ended December 31, 2008

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		97,011		97,011
Interest expense banking operations		(85,969)		(85,969)

Interest result banking operations		11,042		11,042

Gross premium income		43,812		43,812
Investment income		4,664		4,664
Net gains/losses on disposals of group companies		17		17

Gross commission income		7,504		7,504
Commission expense		(2,539)		(2,539)

Commission income		4,965		4,965

Valuation results from non-trading derivatives		2,300		2,300
Net trading income		(749)		(749)
Share of profit from associates	(569)	(404)	569	(404)
Other income	(240)	884		644

Total income	(809)	66,531	569	66,291

EXPENSES
Gross underwriting expenditure		18,831		18,831
Investment income for risk of policyholders		32,408		32,408
Reinsurance recoveries		(1,754)		(1,754)

Underwriting expenditure		49,485		49,485
Additions to the provision for loan losses		1,280		1,280
Intangible amortization and other impairments		464		464
Staff expenses		8,764		8,764
Other interest expenses		978		978
Operation expenses		6,807		6,807

Total expenditure		67,778		67,778

Result before tax	(809)	(1,247)	569	(1,487)

Taxation	(80)	(641)		(721)

Result before the period (before minority interests)	(729)	(606)	569	(766)

Attributable:
Shareholders of the parent				(729)
Minority interest				(37)

Result for the period				(766)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2007

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated

INCOME
Interest income banking operations		76,749		76,749
Interest expense banking operations		(67,773)		(67,773)

Interest result banking operations		8,976		8,976

Gross premium income		46,818		46,818
Investment income		13,352		13,352
Net gains/losses on disposals of group companies		430		430

Gross commission income		7,693		7,693
Commission expense		(2,866)		(2,866)

Commission income		4,827		4,827

Valuation results from non-trading derivatives		(561)		(561)
Net trading income		1,119		1,119
Share of profit from associates	9,299	740	(9,299)	740
Other income	(78)	963		885

Total income	9,221	76,664	(9,299)	76,586

EXPENSES
Gross underwriting expenditure		51,818		51,818
Investment income for risk of policyholders		(1,079)		(1,079)
Reinsurance recoveries		(1,906)		(1,906)

Underwriting expenditure		48,833		48,833
Additions to the provision for loan losses		125		125
Intangible amortization and other impairments		15		15
Staff expenses		8,261		8,261
Other interest expenses		1,102		1,102
Operation expenses		7,207		7,207

Total expenditure		65,543		65,543

Profit before tax	9,221	11,121	(9,299)	11,043

Taxation	(20)	1,555		1,535

Profit before the period (before minority interests)	9,241	9,566	(9,299)	9,508

Attributable:
Shareholders of the parent				9,241
Minority interest				267

Profit for the period				9,508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2006

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated

INCOME
Interest income banking operations		59,170		59,170
Interest expense banking operations		(49,978)		(49,978)

Interest result banking operations		9,192		9,192

Gross premium income		46,835		46,835
Investment income		10,907		10,907
Net gains/losses on disposals of group companies		1		1

Gross commission income		6,867		6,867
Commission expense		(2,551)		(2,551)

Commission income		4,316		4,316

Valuation results from non-trading derivatives		89		89
Net trading income		1,172		1,172
Share of profit from associates	7,704	638	(7,704)	638
Other income	(17)	488		471

Total income	7,687	73,638	(7,704)	73,621

EXPENSES
Gross underwriting expenditure		53,065		53,065
Investment income for risk of policyholders		(2,702)		(2,702)
Reinsurance recoveries		(2,175)		(2,175)

Underwriting expenditure		48,188		48,188
Additions to loan loss provision		103		103
Intangible amortization and other impairments		35		35
Staff expenses		7,918		7,918
Other interest expenses		1,016		1,016
Operation expenses		6,421		6,421

Total expenditure		63,681		63,681

Profit before tax	7,687	9,957	(7,704)	9,940

Taxation	(5)	1,912		1,907

Profit before the period (before minority interests)	7,692	8,045	(7,704)	8,033

Attributable:
Shareholders of the parent				7,692
Minority interest				341

Profit for the period				8,033

Notes to the consolidated financial statements — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.3. CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated

Profit before tax	(809)	(1,247)	569	(1,487)
Adjusted for
— depreciation		1,492		1,492
— amortization of deferred acquisition costs and VOBA		(444)		(444)
— increase in provision for insurance and investment contracts		16,363		16,363
— additions to the provision for loan losses		1,280		1,280
— other	436	7,088	(569)	6,955
Taxation paid	80	(129)		(49)

Changes in
— amounts due from banks, not available on demand		7,162		7,162
— trading assets		32,386		32,386
— non-trading derivatives	(2)	(2,020)	2	(2,020)
— other financial assets as at fair value through profit and loss		3,174		3,174
— loans and advances to customers	(2,771)	(77,411)	3,967	(76,215)
— other assets	21	(11,730)	(138)	(11,847)
— amounts due to banks, not payable on demand		13,210		13,210
— customer deposits and other funds on deposit		6,669	162	6,831
— trading liabilities		3,501		3,501
— other financial liabilities at fair value through profit and loss		13,018	(2)	13,016
— other liabilities	(71)	(552)	138	(485)

Net cash flow from operating activities	(3,116)	11,810	4,129	12,823
Investments and advances
— group companies	(12,721)	(1,725)	12,721	(1,725)
— associates		(1,034)		(1,034)
— available-for-sale investments		(228,291)		(228,291)
— held-to-maturity investments		(314)		(314)
— real estate investments		(905)		(905)
— property and equipment		(708)		(708)
— assets subject to operating leases		(1,401)		(1,401)
— investments for risk of policyholders		(64,735)		(64,735)
— other investments		(881)		(881)
Disposals and redemptions
— group companies		1,590		1,590
— associates		972		972
— available-for-sale investments		225,539		225,539
— held-to-maturity investments		1,640		1,640
— real estate investments		415		415
— property and equipment		137		137
— assets subject to operating leases		428		428
— investments for risk of policyholders		59,251		59,251
— other investments		19		19

Net cash flow from investing activities	(12,721)	(10,003)	12,721	(10,003)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
Proceeds from issuance of subordinated loans	2,721	6,591	(6,591)	2,721
Repayments of subordinated loans
Proceeds from borrowed funds and debt securities	7,566	387,101	(2,752)	391,915
Repayment from borrowed funds and debt securities	(5,376)	(354,015)	5,376	(354,015)
Issuance of ordinary shares/capital injection	448	12,721	(12,721)	448
Issuance of non-voting equity securities	10,000			10,000
Payments to acquire treasury shares	(2,379)	(9)		(2,388)
Sales of treasury shares	(1,147)	1,399		252
Dividend	3,875	(7,082)		(3,207)

Net cash flow from financing activities	15,708	46,706	(16,688)	45,726

Net cash flow	(129)	48,513	162	48,546
Cash and cash equivalents at beginning of year	162	(16,811)	(162)	(16,811)
Effect of exchange-rate changes on cash and cash equivalents		(464)		(464)

Cash and cash equivalents at end of year	33	31,238		31,271

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2007

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
Profit before tax	9,221	11,121	(9,299)	11,043
Adjusted for
— depreciation		1,382		1,382
— amortization of deferred acquisition costs and VOBA		(1,338)		(1,338)
— increase in provision for insurance and investment contracts		26,494		26,494
— additions to the provision for loan losses		125		125
— other	(8,527)	(3,246)	7,876	(3,897)
Taxation paid	(254)	(1,093)		(1,347)

Changes in
— amounts due from banks, not available on demand		(8,690)		(8,690)
— trading assets		1,714	1,283	2,997
— non-trading derivatives	18	259	(16)	261
— other financial assets as at fair value through profit and loss		(4,878)		(4,878)
— loans and advances to customers	(5,353)	(74,323)	4,175	(75,501)
— other assets	110	(6,892)	248	(6,534)
— amounts due to banks, not payable on demand		15,414		15,414
— customer deposits and other funds on deposit		32,748	(4,108)	28,640
— trading liabilities		20,916		20,916
— other financial liabilities at fair value through profit and loss		87	(43)	44
— other liabilities	253	6,344	(20)	6,577

Net cash flow from operating activities	(4,532)	16,144	96	11,708
Investments and advances
— group companies		(5,470)	2,255	(3,215)
— associates		(1,221)		(1,221)
— available-for-sale investments	(314)	(283,692)		(284,006)
— real estate investments		(876)		(876)
— property and equipment		(575)		(575)
— assets subject to operating leases		(1,393)		(1,393)
— investments for risk of policyholders		(54,438)		(54,438)
— other investments		(316)		(316)
Disposals and redemptions - group companies		1,067	(55)	1,012
— associates		1,049		1,049
— available-for-sale investments	25	281,173		281,198
— held-to-maturity investments		822		822
— real estate investments		309		309
— property and equipment		151		151
— assets subject to operating leases		417		417
— investments for risk of policyholders		47,136		47,136
— other investments		13		13

Net cash flow from investing activities	(289)	(15,844)	2,200	(13,933)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV
	parent		Consolidating	ING Group
	company	Subsidiaries	entries	consolidated
Proceeds from issuance of subordinated loans	1,764	3,329	(3,329)	1,764
Repayments of subordinated loans		(1,028)	1,028
Proceeds from borrowed funds and debt securities	7,032	458,688	(10,091)	455,629
Repayment from borrowed funds and debt securities	(5,897)	(472,595)	13,510	(464,982)
Issuance of ordinary shares/capital injection	397	2,200	(2,200)	397
Payments to acquire treasury shares	(3,446)	(29)	29	(3,446)
Sales of treasury shares	2,129	24	(1,307)	846
Dividends paid	2,901	(5,940)		(3,039)

Net cash flow from financing activities	4,880	(15,351)	(2,360)	(12,831)

Net cash flow	59	(15,051)	(64)	(15,056)
Cash and cash equivalents at beginning of year	103	(1,333)	(565)	(1,795)
Effect of exchange-rate changes on cash and cash equivalents		40		40

Cash and cash equivalents at end of year	162	(16,344)	(629)	(16,811)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2006

	ING Groep NV		Consolidating	ING Group
	Parent company	Subsidiaries	entries	consolidated
Profit before tax	7,687	9,957	(7,704)	9,940
Adjusted for
— depreciation		1,298		1,298
— amortization of deferred acquisition costs and VOBA		(1,317)		(1,317)
— increase in provision for insurance and investment contracts		17,689		17,689
— additions to the provision for loan losses		103		103
— other	(8,148)	(3,761)	7,131	(4,778)
Taxation paid	48	(1,787)		(1,739)

Changes in
— amounts due from banks, not available on demand		3,117		3,117
— trading assets		(48,168)		(48,168)
— non-trading derivatives		(179)		(179)
— other financial assets as at fair value through profit and loss		3,930		3,930
— loans and advances to customers	(1,142)	(59,292)	634	(59,800)
— other assets	41	1,292	(115)	1,218
— amounts due to banks, not payable on demand		1,925		1,925
— customer deposits and other funds on deposit		47,521		47,521
— trading liabilities		38,821		38,821
— other financial liabilities at fair value through profit and loss		2,405		2,405
— other liabilities	592	(2,981)	(27)	(2,416)

Net cash flow from operating activities	(922)	10,573	(81)	9,570

Investments and advances
— group companies	607	(2,965)		(2,358)
— associates		(449)		(449)
— available-for-sale investments		(295,086)		(295,086)
— real estate investments		(1,588)		(1,588)
— property and equipment		(568)		(568)
— assets subject to operating leases		(1,164)		(1,164)
— investments for risk of policyholders		(44,116)		(44,116)
— other investments		(250)		(250)
Disposals and redemptions
— group companies		490		490
— associates		459		459
— available-for-sale investments		271,983		271,983
— held-to-maturity investments		1,343		1,343
— real estate investments		1,294		1,294
— property and equipment		292		292
— assets subject to operating leases		402		402
— investments for risk of policyholders		37,945		37,945
— other investments		51		51

Net cash flow from investing activities	607	(31,927)		(31,320)

Proceeds from issuance of subordinated loans	865	7,226	(7,226)	865
Repayments of subordinated loans	(600)	(5,075)	5,075	(600)
Proceeds from borrowed funds and debt securities	2,488	301,740		304,228
Repayment from borrowed funds and debt securities	(1,956)	(283,983)	2,211	(283,728)
Issuance of ordinary shares	5			5
Payments to acquire treasury shares	(1,399)	(23)		(1,422)
Sales of treasury shares	241	132		373
Dividends paid	769	(3,485)		(2,716)

Net cash flow from financing activities	413	16,532	60	17,005

Net cash flow	98	(4,822)	(21)	(4,745)
Cash and cash equivalents at beginning of year	5	3,811	(481)	3,335
Effect of exchange-rate changes on cash and cash equivalents		(322)	(63)	(385)

Cash and cash equivalents at end of year	103	(1,333)	(565)	(1,795)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION
ASSETS
INVESTMENT IN WHOLLY OWNED SUBSIDIAIRIES
Investment in wholly owned subsidiaries

		Balance		Balance
		sheet		sheet
	Ownership	value	Ownership	value
	(%)	2008	(%)	2007

Name of investee:
ING Bank N.V.	100	22,890	100	24,038
ING Verzekeringen N.V.	100	11,884	100	17,900
Other		(76)		(74)

		34,698		41,864

Movement in investment in wholly owned subsidiaries:

	2008	2007

Opening balance	41,864	42,607
Revaluations	(13,709)	(5,364)
Result of the group companies	(569)	9,299
Capital contribution	12,720	2,227
Dividend	(7,050)	(5,900)

	33,256	42,869

Changes in ING Groep N.V. shares held by group companies	1,442	(1,005)

Closing balance	34,698	41,864

Receivables from group companies	13,275	10,389

Total	47,973	52,253

SUBORDINATED LOANS
See Note 14 to the consolidated financial statements.

	Year of		Balance sheet value
Interest rate	issue	Due date	2008	2007
9.000%	2008	Perpetual	10
8.500%	2008	Perpetual	1,393
8.000%	2008	Perpetual	1,474
7.375%	2007	Perpetual	1,048	988
6.375%	2007	Perpetual	731	690
5.140%	2006	Perpetual	623	810
5.775%	2005	Perpetual	711	674
6.125%	2005	Perpetual	487	462
4.176%	2005	Perpetual	497	497
Variable	2004	Perpetual	939	937
6.200%	2003	Perpetual	348	330
Variable	2003	Perpetual	684	682
7.200%	2002	Perpetual	773	726
7.050%	2002	Perpetual	563	529
8.439%	2000	December 31, 2030	1,071	1,014

			11,352	8,339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
EUR 6,872 million (2007: EUR 6,180 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.
EUR 4,471 million (2007: EUR 2,159 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.
Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.
DEBT SECURITIES IN ISSUE

				Balance sheet value
Interest rate	Year of issue	Due date	2008	2007

5,630%	2008	September 3, 2013	1,053
4,699%	2007	June 1, 2035	117	117
4,750%	2007	May 31, 2017	1,830	1,761
Variable	2006	June 28, 2011	749	744
Variable	2006	April 11, 2016	996	1,009
4.125%	2006	April 11, 2017	745	744
6.125%	2000	January 4, 2011	999	998
5.500%	1999	September 14, 2009	999	997

			7,488	6,370

The number of debentures held by group companies as at December 31, 2008 was 49,540 with a balance sheet value of EUR 4 million (2007: 348,920 with a balance sheet value of EUR 34 million).
Amounts owed to group companies by remaining term:

	2008	2007

— up to one year	1,254	174

	1,254	174

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.4. SHAREHOLDERS’ EQUITY AND NET RESULT ON THE BASIS OF IFRS-IASB
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
ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revized estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revized amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revized estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
Effective March 4, 2008, amendments to Form 20-F permit Foreign Private Issuers to include financial statements prepared in accordance with IFRS-IASB without reconciliation to US GAAP. The amendments also include a two-year transition provision to accommodate issuers, such as ING Group that apply the EU IAS 39 hedge accounting carve-out and provide a reconciliation of profit and equity under IFRS-EU to IFRS-IASB. This reconciliation is included in sections 2.4.1 and 2.4.2. A reconciliation of profit under IFRS-EU to US GAAP for the year ending December 31, 2006 is provided in section 2.5.
2.4.1 RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET RESULT TO IFRS-IASB (2008)

	Shareholders’ equity		Net result
	2008	2007	2008	2007

In accordance with IFRS-EU	27,334	37,208	(729)	9,241
Adjustment of the EU ‘IAS 39 carve out’	(3,015)	694	(3,709)	511
Tax effect of the adjustment	761	(184)	946	(130)

Effect of adjustment after tax	(2,254)	510	(2,763)	381

In accordance with IFRS-IASB	25,080	37,718	(3,492)	9,622

The above reconciling items between IFRS-EU and IFRS-IASB relate to the ‘Valuation results on non-trading derivatives’ and ‘Taxation’ line items in the consolidated profit and loss account and the ‘Loans and advances to customers’, Other Liabilities (deferred tax payable) and ‘Share holders’ equity parent’ line items in the consolidated balance sheet.
The Shareholders’ equity and net result amounts in accordance with IFRS-IASB disclosed above are determined by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. The reconciliation to IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different Shareholders’ equity and net profit amounts compared to those disclosed above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.4.2 BASIC AND DILUTED EARNINGS PER SHARE

	2008	2007
Net result determined in accordance with IFRS-EU	(729)	9,241
Reconciling adjustments to net result IFRS-IASB	(2,763)	381

Net result determined in accordance with IFRS-IASB	(3,492)	9,622

Weighted average ordinary shares outstanding	2,042.7	2,141.1

Basic earnings per share:
IFRS-EU	(0.36)	4.32
IFRS-IASB	(1.71)	4.49

Diluted earnings per share:
IFRS-EU	(0.36)	4.28
IFRS-IASB	(1.71)	4.46
2.5. NET PROFIT ON THE BASIS OF US GAAP (2006)
The consolidated financial statements of ING Group are presented in accordance with IFRS-EU. IFRS-EU differs in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following information includes a summary of the significant differences between the two frameworks and additional disclosures required under US GAAP.
2.5.1. INCOME RECOGNITION DIFFERENCES BETWEEN IFRS-EU AND US GAAP (2006)
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
Debt securities
Effective interest on prepayment sensitive assets
Under IFRS-EU, in applying the effective yield method to determine amortized cost of prepayment sensitive assets, the original effective yield is maintained and any recognized adjustment, based on changes in future cash flow estimates, is made to the carrying amount of the asset (cumulative catch-up method). Under US GAAP, for investments in highly-leveraged beneficial interests, the prospective method is used to calculate a new yield. The prospective method discounts projected cash flows to the current carrying amount and utilizes the new yield in future periods. For other prepayment sensitive assets the new yield is calculated using the retrospective method. Under the retrospective method, actual plus projected cash flows are discounted to the original purchase price and the new yield is used to calculate a revized current carrying amount of the asset, with any difference recorded in current period earnings.
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
Employee benefits
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.5.2. RECONCILIATION OF NET PROFIT TO US GAAP (2006)
Amounts in accordance with IFRS-EU

Net profit
2006
Profit for the period	8,033
Third-party interests	(341)

Net profit attributable to equityholders of the Company	7,692

Adjustments in respect of
Goodwill	(62)
Real estate	(12)
Debt securities	208
Derivatives and hedge accounting	(1,074)
Fair value option	(37)
Deferred acquisition costs and value of business acquired	454
Provision for insurance liabilities	(161)
Deferred profit sharing	(29)
Employee benefits	(153)
Equity instruments	9
Provision for restructuring	(19)
Associates and other equity investments	(447)
Other	7

Subtotal	(1,316)

Tax effect of the adjustments	(464)
Third-party interests in adjustments (after tax)	(13)

Total adjustments after tax	(865)

Amounts in accordance with US GAAP	6,827

2.5.3. NET PROFIT PER SHARE (2006)

2006
Net profit determined in accordance with IFRS-EU	7,692
Reconciling adjustments to net profit US GAAP	(865)

Net profit/(loss) determined in accordance with US GAAP	6,827

Weighted average ordinary shares outstanding	2,155.0

Basic earnings/(loss) per share:
IFRS-EU	3.57
US GAAP	3.17

Diluted earnings/(loss) per share:
IFRS-EU	3.54
US GAAP	3.14
2.5.4. PRESENTATION DIFFERENCES BETWEEN IFRS-EU AND US GAAP (2006)
In addition to the differences in valuation and income recognition principles, other differences, essentially related to presentation, exist between IFRS-EU and US GAAP. Although these differences do not cause differences between IFRS-EU and US GAAP reported net profit, it may be useful to understand them to better interpret the financial statements presented in accordance with IFRS-EU. The following is a summary of significant classification differences that pertain to the basic financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
a.	Premium income of the non-life operations is presented on a written basis, with the change in unearned premiums reported as an underwriting expenditure. Under US GAAP, non-life premium income is presented on an as earned basis.

b.	Premiums collected on universal-life type contracts and insurance contracts that are not classified as investment contracts under IFRS-EU are reported as premium income and the allocation of these premiums to the provision for life policy benefits as an underwriting expense. Under US GAAP, premiums collected on these types of products are not reported as revenue in the profit and loss accounts; revenues from these products are the amounts assessed against policyholders and are reported in the period that the amounts are assessed unless evidence indicates that the amounts are designed to compensate for services provided over more than one period.

c.	Death and surrender benefits paid on universal-life type contracts and the corresponding release of the provision for life policy benefits are reported separately as underwriting expenses in the profit and loss accounts. Under US GAAP, these items are not reported separately; the amount of expense reported for these products is the amounts paid in excess of the related release of the provision for life policy benefits.

d.	Special Purpose Entities (SPEs) are consolidated when it is determined that an entity is controlled by ING Group. Determination of whether ING controls an SPE depends on substance and is based on a consideration of such factors as voting interests, risks and rewards and benefits and the sponsor of the SPE. Under US GAAP, the approach to identifying whether an entity should consolidate a special purpose entity is different and is focused on which party, if any, holds interests that expose that party to a majority of the potential variability in expected losses or expected residual returns.

e.	Investments for the risk of policyholders, interest in investment pools and deposits with reinsurers are included in Investments. Under US GAAP, investments for the risk of policyholders that meets the definition of separate accounts and the corresponding liabilities are reported as such. Interests in investment pools and deposits with reinsurers are included in Other assets.

f.	Short-term and long-term borrowings are included in the following captions: funds entrusted to and debt securities of the banking operations and other liabilities. Under US GAAP, short-term borrowings are presented separately from long-term borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.5.5. CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT IN ACCORDANCE WITH US GAAP (2006)
The following is a condensed consolidated income statement of ING Group, for the years ended December 31, 2006 restated to reflect the impacts of the valuation and income recognition differences as discussed in note 2.5.1 and presentation differences as discussed in note 2.5.4.

	2006	2006
	US GAAP	IFRS-EU
Income
Premium income	22,145	46,835
Investment income	10,787	10,907
Interest result banking operations	9,192	9,192
Commission income	4,316	4,316
Other income	1,148	2,371

Total income	47,588	73,621

Expenses
Underwriting expenditure 1)	23,234	48,188
Other interest expenses	1,016	1,016
Operating expenses	14,522	14,347
Impairments/additions to the provision for loan losses	192	130

Total expenditure	38,964	63,681

Profit before tax	8,624	9,940

Taxation	1,443	1,907
Third-party interest	354	341

Net profit	6,827	7,692

(1)	The main differences between IFRS-EU and the US-GAAP in Premium income and Underwriting expenditure relates to universal-life type contracts as explained under 2.5.4.
2.5.6. ADDITIONAL INFORMATION REQUIRED UNDER US GAAP (2006)
The following information represents additional disclosures required under US GAAP. The information has been prepared in accordance with IFRS-EU unless it specifically states that it is based on US GAAP.
In accordance with Group policy, an impairment of EUR 42 million for December 31, 2006, for both IFRS-EU and US GAAP was recognized for unrealized losses related to equity securities classified as available-for-sale that had a significant or prolonged decline in fair value below cost.
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
Goodwill
Goodwill capitalized net of impairment for US GAAP purposes in 2006 amounted to EUR 4,146 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
ING Group performs the goodwill impairment test if any events or a change in circumstances indicate that impairment may have taken place, or at a minimum on an annual basis. Evaluating whether or not the indication of impairment is significant enough to require an impairment test to be performed involves significant judgment. ING Group performs the annual goodwill impairment test in the fourth quarter for all segments. In the first half-year ING Group evaluated the reporting units within the reporting segments and determined that Taiwan within the Insurance Asia/Pacific Greater China segment, which was previously aggregated, will be classified as a separate reporting unit. The change has not affected the outcome of the goodwill impairment review as at December 31, 2006.
The difference as at January 1, 2004 as disclosed in note 2.5.1 on page F-185 may result in differences in impairments under IFRS-EU and US GAAP in future years.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To: The Supervisory Board and Executive Board of ING Bank N.V.
Report of independent registered public accounting firm
We have audited the consolidated balance sheets of ING Bank N.V. and subsidiaries as of December 31, 2007 and the related consolidated profit and loss accounts, consolidated statements of cash flows and consolidated statements of changes in equity for each of the years in the two year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We served as principal auditor of ING Bank N.V. In our position, we did not audit total assets constituting 18% in 2007 and total net profit constituting 25% in 2007 and 23% in 2006 of the related consolidated totals of ING Bank N.V. These data were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the parts not audited by us, is based solely on the report of the other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Bank N.V. and subsidiaries as of December 31, 2007 and the consolidated results of their operations and their cash flows for each of the years in the two year period ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union.
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
Unqualified opinion on the consolidated financial statements
We have audited the consolidated balance sheet of ING Belgium NV/SA and its subsidiaries (collectively referred to as ‘the Group’) as of December 31, 2007, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2007, as well as the summary of significant accounting policies and other explanatory notes. These consolidated financial statements (not presented separately herein) are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.
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
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the Group’s financial position as at December 31, 2007 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in accordance with IFRS as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

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

GLOSSARY
ACTUARIAL AND UNDERWRITING RISK
These risks (mortality, longevity, morbidity, adverse motor or home claims, etc.), result from the pricing and acceptance of insurance contracts. Actuarial risk is the risk that premium levels and provisions in respect of insurance risk may turn out to be (no longer) correct. Underwriting risk is the risk that an issuer will receive a claim under an insurance policy it issues/underwrites. Maximum underwriting exposures are limited through exclusions, cover limits and reinsurance.
ALT-A RESIDENTIAL MORTGAGE BACKED SECURITY (ALT-A RMBS)
A type of US residential mortgage which is considered riskier than ‘prime’ and less risky than ‘sub-prime’ mortgages. Parameters generally taken into account are borrower credit scores, residential property values and loan-to-value ratios. Alt-A mortgages are further characterized by a limited degree of income and / or asset verification.
AMORTIZED COST
The amount at which the financial asset or liability is measured at initial recognition less principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.
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
ASSET BACKED COMMERCIAL PAPER (ABCP)
A type of commercial paper that is collateralized by other financial assets.
ASSET BACKED SECURITIES (ABS)
A type of bond or note that is based on pools of assets, or collateralized by the cash flows from a specified pool of underlying assets.
ASSOCIATE
An entity over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights, and that is not a subsidiary not a joint venture.
AVAILABLE FINANCIAL RESOURCES (AFR)
The available financial resources equal the market value of assets minus market value of liabilities, excluding hybrids issued by ING Group which is counted as capital. ING’s policy is that the available financial resources should exceed economic capital for Bank, Insurance and Group.
AVAILABLE-FOR-SALE FINANCIAL ASSETS
Those non-derivative financial assets that are designated as available for sale or are not classified as
•	loans and receivables;

•	held-to-maturity investments; or

•	financial assets at fair value through profit and loss.
BASEL I
Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation, which are superseded by Basel II, for ING, from 2008 onwards.
BASEL II
Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation, which, for ING, apply from 2008 onwards. Basel II is an international standard for calculating the required capital based on internal models that take into account the financial and operational risks.
BASIS POINT VALUE (BPV)
The change in the Net Present Value of a cash flow or a pool of cash flows due to a one basis point change of the yield curve.

GLOSSARY
BASIS RISK
This risk arises from an imperfect correlation in the adjustment of the rates earned and paid on different financial instruments. Examples of products in which these risks are inherent are demand deposits, saving accounts and mortgages with prepayment options.
BIS
An international organization which fosters international monetary and financial co-operation and serves as a bank for central banks. BIS has set a minimum for the solvency ratio reflecting the relationship between capital and risk weighted assets. The ratio should be at least 8%.
BUSINESS RISK
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
COLLATERALIZED DEBT OBLIGATION (CDO)
A type of asset-backed security which provides investors exposure to the credit risk of a pool of fixed income assets.
COLLATERALIZED LOAN OBLIGATION (CLO)
A type of CDO which is backed primarily by leveraged bank loans.
COMBINED RATIO
The sum of the claims ratio and the cost ratio for a non-life insurance company or a reinsurance company. A combined ratio of more than 100% does not necessarily mean that there is a loss on non-life insurance policies, because the result also includes the allocated investment income.
COMMERCIAL PAPER
Promissory note (issued by financial institutions or large firms) with very-short to short maturity period (usually 2 to 30 days, and not more than 270 days), and unsecured.
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
CONTROL
The power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GLOSSARY
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
CONVEXITY
The non-linear relationship between changes in the interest rates and changes in bond prices and their Net Present Value. It is a very important measure for portfolios containing (embedded) options.
CORE DEBT
Investments in ING Group subsidiaries minus the equity of the holding company including hybrids.
COST OF CAPITAL
The costs related to owning capital. These can be split into the cost of equity, hybrids and debt, taking a target leverage into account.
COST RATIO
Underwriting costs expressed as a percentage of premiums written.
COUNTRY RISK
The risk that a foreign government will not fulfil its obligations or obstructs the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (e.g. political risk).
CREDIT INSTITUTIONS
All institutions are subject to banking supervision by public authorities, including mortgage banks, capital market institutions, multilateral development banks and the International Monetary Fund (IMF).
CREDIT RISK
The risk of loss from default by borrowers (including bond issuers) or counterparties. Credit risks arise in ING’s lending, presettlement and investment activities, as well as in its trading activities. Credit risk management is supported by dedicated credit risk information systems and internal rating methodologies for debtors and counterparties.
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
DELTA HEDGE
Minimises the exposure of the employee option scheme by holding an appropriate number of (depositary receipts for) ordinary shares. The exposure is reassessed every quarter and, if necessary, ordinary shares are bought from the market (or employees).
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

GLOSSARY
EARNINGS AT RISK (EAR)
Measures the impact on earnings resulting from changes in market rates over a one-year horizon.
ECONOMIC CAPITAL
The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. Given ING Group’s AA target rating, ING calculates economic capital requirements at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default of 1 in 2000 years or 0.05%).
EFFECTIVE INTEREST METHOD
A method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or interest expense over the relevant period.
ELIMINATION
A process by which intercompany transactions are matched with each other and deducted, so that the assets, liabilities, income and expenses are not inflated.
EMBEDDED VALUE (EV)
Embedded value is the present value of all future cash flows from the contracts being owned today (embedded value does not take into account future sales). The discount rate used is equal to WACC.
EMBEDDED VALUE PROFIT (EVP)
Embedded value profit is the change in embedded value over a given period over and above the amount related to the unwinding of the discount rate.
EMPLOYEE BENEFITS
All forms of consideration given by a company in exchange for service rendered by (current and former) employees.
FAIR VALUE
The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
FINANCE LEASE
A lease that transfers substantially all the risks and rewards associated with ownership of an asset to the lessee. Title may or may not eventually be transferred.
FINANCIAL ASSET
Any asset that is:
•	cash;

•	an equity instrument of another company;

•	a contractual right to;
•	receive cash or another financial asset from another company; or

•	exchange financial instruments with another company under conditions that are potentially favourable; or

•	certain contract that will or may be settled in ING’s own equity instruments.
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
FOREIGN EXCHANGE RATE RISK
Probability of loss occurring from an adverse movement in foreign exchange rates.
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

GLOSSARY
c.	those that meet the definition of loans and receivables.
HISTORICAL SIMULATION
A model to calculate Value at Risk, assuming that future changes in risk factors will have the same distribution as they had in the past taking into account the non-linear behaviour of financial products.
IMPAIRMENT LOSS
The amount by which the carrying amount of an asset exceeds its recoverable amount.
INTEREST BEARING INSTRUMENT
A financial asset or a liability for which a time-proportionate compenzation is paid or received in relation to a notional amount.
INTERNAL RATE OF RETURN (IRR)
Internal rate of return is the discount rate at which the present value of distributable earnings from new business equals the investment in new business (i.e. the projected return on the investment in new business) is calculated.
INTEREST-RATE REBATES
Profit sharing for group life insurance business. A rebate granted to policyholders based on the discounted value of the difference between the interest rate used to calculate the premiums and the expected yield on investment. The profit sharing is granted by means of a premium discount related to the yield on government bonds.
INTEREST RATE RISK
Probability that the market interest rates will rise significantly higher than the interest rate earned on investments such as bonds, resulting in their lower market value.
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
IRREVOCABLE LETTERS OF CREDIT
Concerns an obligation on behalf of a client to pay an amount of money under submission of a specific document or to accept a bill of exchange, subject to certain conditions. An irrevocable letter of credit cannot be cancelled or adjusted by the bank that has granted it during the duration of the agreement unless all those concerned agree.
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

GLOSSARY
MARKET RISK
Market risk is the risk that movements in market variables, such as interest rates, equity prices, implied volatilities, foreign exchange rates, real estate prices negatively impact the earnings or market value.
MARKET VALUE AT RISK (MVAR)
A calculation method which measures the decrease in the market value surplus caused by movements in financial markets, at a 99.95% confidence level over a one year horizon.
MINORITY INTERESTS
The part of the profit or loss and net assets of a subsidiary attributable to an interest which is not owned, directly or indirectly, by the parent company.
MONETARY ASSETS AND LIABILITIES
Assets and liabilities which are fixed in terms of units of currency by contract or otherwise. Examples are cash, short or long-term accounts, notes receivable in cash and notes payable in cash.
MONEY MARKET RISK
Money market risk arises when ING places short term deposits with a counterparty in order to manage excess liquidity, as such, money market deposits tend to be short term in nature (1-7 days is common). In the event of a counterparty default, ING may lose the deposit placed. Money market risk is therefore measured simply as the notional value of the deposit.
MONOLINER
A financial company that deals specifically with one particular branch of the financial industry .
MONTE CARLO SIMULATION
A model to calculate Value at Risk, assuming that changes in risk factors are (jointly) normally distributed taking into account nonlinear behaviour of financial products.
MORTGAGE BACKED SECURITIES (MBS)
A security whose cash flows are backed by typically the principal and/ or interest payments of a pool of mortgages.
NEW SALES
New sales of life insurance, measured as Annual Premium Equivalent (APE), have been defined as the total of annual premiums and 10% of single premiums received on production in a given period.
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
NET PREMIUMS WRITTEN
Gross premiums written for a given period less premiums ceded to retrocessionaires during the given period.
NET PRESENT VALUE AT RISK (NPV-AT-RISK)
Establishes what the value of future cash flows is in terms of today’s monetary value. NPV-at-Risk establishes the change in value of future cash flows as a result of interest rate changes in terms of today’s monetary value.
NON-VOTING EQUITY SECURITIES
Core Tier-1 securities issued to the Dutch State in October 2008 for a total consideration of EUR 10 billion. This capital injection qualifies as core Tier-1 capital for regulatory purposes.
NOTIONAL AMOUNTS
Represent units of account which, in respect of derivatives, reflect the relationship with the underlying assets. They do not reflect, however, the credit risks assumed by entering into derivative transactions.
OPERATING LEASE
A lease other than a finance lease.
OPERATIONAL RISK
The risk of a direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

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
OVER-THE-COUNTER INSTRUMENT
A non-standardized financial instrument not traded on a stock exchange but directly between market participants.
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
POST-EMPLOYMENT BENEFIT PLANS
Formal or informal arrangements under which a company provides post-employment benefits for one or more employees. Post-employment benefits are employee benefits other than termination benefits and equity compenzation benefits, which are payable after the completion of employment.
PREFERENCE SHARE
Similar to an ordinary share but carries certain preferential rights. These rights usually concern the guarantee of a fixed (cumulative) return to the shareholder or a guaranteed return on the investment.
PREMIUMS EARNED
The portion of net premiums written in current and past periods which applies to the expired portion of the policy period, calculated by subtracting movements in unearned premium reserves from net premiums.

GLOSSARY
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
PRESSURIZED ASSETS
Pressurized assets have been defined as subprime ABS exposures, Alt-A ABS exposures, CDO/CLOs, SIVs, ABCP investment, leveraged finance and exposures on monoliners.
PRIVATE LOAN
Loans to governments, other public bodies, public utilities, corporations, other institutions or individuals with a loan agreement as the only instrument of title.
PRIVATE PLACEMENT
A placement in which newly issued shares or debentures come into possession of a limited group of subscribers who are prepared to buy the new securities.
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
RETURN ON EQUITY (ROE)
The return on equity is the net result as percentage of the average equity.
RISK ADJUSTED RETURN ON CAPITAL (RAROC)
A performance indicator that measures revenues in the perspective of the risks that had to be taken to obtain that revenue. RAROC is calculated by dividing the risk-adjusted-return by economic capital. In the RAROC calculation, the actual credit-risk provisioning is replaced by statistically expected losses reflecting the average credit losses over the entire economic cycle.

GLOSSARY
RISK-WEIGHTED ASSETS (‘RWA’ UNDER BASEL I)
Assets which are weighted for credit risk according to a formula used by the Dutch central bank (De Nederlandsche Bank), which conforms to the capital adequacy guidelines of the BIS (Bank of International Settlements). On and off-balance-sheet items are weighted for risk, with off-balance-sheet items converted to balance-sheet equivalents (using credit-conversion factors) before being allocated a risk weight.
RISK-WEIGHTED ASSETS (‘RWA’ UNDER BASEL II)
Assets which are weighted for credit and market risk in accordance with the Basel II methodology. The risk-weighted assets are calculated using internal models approved by The Dutch central bank (De Nederlandsche Bank). Regulatory capital requirements for operational risk are calculated without use of risk-weighted assets.
SETTLEMENT RISK
Arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates or times and receipt is not verified or expected until ING has paid or delivered its side of the trade. The risk is that ING delivers, but does not receive delivery from the counterparty.
SIGNIFICANT INFLUENCE
The power to participate in the financial and operating policy decisions of an entity, but not to have control over these policies. Significant influence may be gained by share ownership, statute or agreement.
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
TIER-1 CAPITAL
Also referred to as the core capital of ING Bank. It comprises paid up share capital, reserves excluding revaluation reserves, retained earnings, minority interests and hybrid Tier-1.
TIER-1 RATIO
Reflecting the Tier-1 capital of ING Bank as a percentage of its total risk weighted assets. The minimum set by the Dutch central bank is 4%.
TOTAL AND UNDERLYING NET RESULT
The variance between Total and Underlying net result is caused by divestments and special items.
TRADING PORTFOLIO
Comprises those financial instruments which are held to obtain short-term transaction results, to facilitate transactions on behalf of clients or to hedge other positions in the trading portfolio.
TRANSFER RISK
Probability of loss due to currency conversion (exchange) restrictions imposed by a foreign government that make it impossible to move money out of the country.
TREASURY BILLS
Generally short-term debt certificates issued by a central government. Dutch Treasury Certificates are regarded as Dutch Treasury bills.
TREASURY SHARES
An entity’s own equity instruments, held by the entity or other members of the consolidated group.
VALUE CREATION
Value creation is measured by Economic Profit (regarding non life and asset management business and banking operations) and Embedded Value Profit (regarding life and long term health business).
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
WEIGHTED AVERAGE COST OF CAPITAL (WACC)
The weighted average cost of capital is used as the discount rate for calculating the present value of future cash flows.

SCHEDULE I—SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
Amounts are in millions of euros

			Column D
			Amount at
			which
			shown
			in the
Column A	Column B	Column C	balance
Type of investment	Cost	Fair value	sheet

DEBT SECURITIES
Debt securities held to maturity	15,440	15,566	15,440
Debentures/available-for-sale
— Dutch governments	7,584	7,952	7,952
— Foreign governments	74,403	76,892	76,892
— Public utilities	6,776	6,414	6,414
— Asset-backed securities	87,727	71,055	71,055
— Redeemable preference shares/sinking fund	298	219	219
— All other corporate bonds	75,829	71,498	71,498

SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
— Public utilities	133	122	122
— Banks, trusts and insurance companies	2,804	3,223	3,223
— Industrial and all others	4,259	4,547	4,547
Preference shares	1,207	930	930

Total investments	276,460	258,418	258,292

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

						Column G
						Net
						investment
						income
						(including
				Column E		other
		Column C		Other		income	Column H	Column I
	Column B	Future policy		policy		and other	Benefits,	Amortization
	Deferred	benefits,		and		expenses)	claims,	of deferred	Column J
	policy	losses, claims,	Column D	claims	Column F	allocated	losses	policy	Other	Column K
Column A	acquisition	and loss	Unearned	benefits	Premium	to underwriting	and settlement	acquisition	operating	Premiums
Segment	costs	expenses	preiums	payable	revenue	accounts	expenses	costs	expenses	written

2008
Life	11,578	227,750		147	37,067	8,995	42,064	1,448	4,786	37,067
Non-life	265	5,340	1,756		4,719	426	2,803	130	1,729	4,747

Total	11,843	233,090	1,756	147	41,786	9,421	44,867	1,578	6,515	41,814

2007
Life	10,284	249,199		1,601	38,764	12,813	40,546	1,278	4,357	38,764
Non-life	408	6,172	2,564	302	5,701	1,276	3,430	274	2,054	5,780

Total	10,692	255,371	2,564	1,903	44,465	14,089	43,976	1,552	6,411	44,544

SCHEDULE IV—REINSURANCE
Amounts are in millions of euros

					Column F
		ColumnC	ColumnD		Percentage
	Column B	Ceded to	Assumed	Column E	of amount
	Gross	other	from other	Net	assumed
Column A	amount	companies	companies	amount	to net

2008 Premiums
— Life	37,487	1,802	1,382	37,067	3.7%
— Non-life	4,920	196	23	4,747	0.5%

Total Premiums	42,407	1,998	1,405	41,814	3.4%

Life insurance in force	1,062,700	269,041	105,094	898,753	11.7%

2007 Premiums
— Life	39,170	1,968	1,562	38,764	4.0%
— Non-life	6,062	306	24	5,780	0.4%

Total Premiums	45,232	2,274	1,586	44,544	3.6%

Life insurance in force	1,015,999	258,304	139,155	896,850	15.5%

2006 Premiums
— Life	38,838	2,004	1,664	38,498	4.3%
— Non-life	6,279	339	54	5,994	0.9%

Total Premiums	45,117	2,343	1,718	44,492	3.9%

Life insurance in force	1,054,179	282,936	152,659	923,902	16.5%

SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column G
Net
invest-ment
income
(including
		Column C				other		Column H
		Reserves				income	Claims and claims			ColumnJ
	Column B	for unpaid	Column D			and other	adjustment			Paid
	Deferred	claims &	Discount,			expenses)	expenses incurred		Column I	claims &
Column A	policy	claims	if any,	Column E	Column F	allocated to	related to		Amortization	claims	ColumnK
Affiliation with	acquisition	adjusted	deducted	Unearned	Earned	non-life	accident years		of	adjusted	Premiums
the registrant	costs	expenses	in Column C	premiums	premiums	operations	Current	prior	DPAC(1)	expenses	written

2008
Consolidated
Non-life entities	265	5,340	471	1,756	4,719	426	2,934	(292)	130	2,803	4,747

2007
Consolidated
Non-life entities	408	6,172	229	2,564	5,701	1,276	3,356	(250)	274	3,432	5,780

(1)	DPAC: Deferred policy acquisition costs