Form 20-F
period 2009-12-31
ING GROEP NV
filed 2010-03-18
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Ordinary shares, nominal value EUR 0.24 per Ordinary share	3,831,560,513
Bearer Depositary receipts in respect of Ordinary shares	3,830,613,744
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
Yes ☑     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
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
Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $1.3516, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 1, 2010.
ING prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S. Securities and Exchange Commission (“SEC”), including financial information contained in this Annual Report on Form 20-F. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under ‘Principles of valuation and determination of results’ in the consolidated financial statements. In this document the term ”IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The published 2009 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU.IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 “Financial Instruments” (issued in 2009) is not yet endorsed by the EU and, therefore, is not yet part of IFRS-EU. However, IFRS 9 is only effective as of 2013 and ING has not early adopted IFRS 9 under IFRS-IASB.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.
Other than for SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU.
A reconciliation between IFRS-EU and IFRS-IASB is included in Note 2.1 to the consolidated financial statements entitled Basis of preparation.
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
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-
LOOKING STATEMENTS
Certain of the statements contained in this Annual Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” “Selected Statistical Information on Banking Operations” and “Quantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those expressed or implied in such statements due to, without limitation,
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	the implementation of ING’s restructuring plan to separate banking and insurance operations,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	ING’s ability to achieve projected operational synergies.
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

PART I
Item 1. Identity Of Directors, Senior Management And Advisors
Not Applicable.
Item 2. Offer Statistics And Expected Timetable
Not Applicable.
Item 3. Key Information
The selected consolidated financial information data is derived from the IFRS-IASB consolidated financial statements of ING Group.
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein.

	Year ended December 31,
	2009	2009	2008(2)	2007(2)	2006(2)	2005(2)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-IASB Consolidated Income Statement Data
Income from banking operations:
Interest income	109,677	81,146	98,201	76,859	59,262	48,342
Interest expense	92,729	68,607	87,115	67,823	49,927	39,180

Net interest result	16,948	12,539	11,085	9,036	9,335	9,162
Investment income	(4,752)	(3,516)	(2,459)	1,969	849	937
Commission income	3,620	2,678	2,895	2,926	2,681	2,401
Other income	(61)	(45)	(3,500)	1,182	1,513	1,348

Total income from banking operations	15,753	11,655	8,022	15,113	14,378	13,848
Income from insurance operations:
Gross premiums written:
Life	38,818	28,720	38,868	40,732	40,501	39,144
Non-life	2,395	1,772	4,944	6,086	6,333	6,614

Total	41,213	30,492	43,812	46,818	46,834	45,758
Commission income	2,615	1,935	2,070	1,901	1,636	1,346
Investment and Other income	4,545	3,363	8,970	13,488	11,172	10,299

Total income from insurance operations	48,374	35,790	54,851	62,208	59,642	57,403

Total income (3)	63,673	47,109	62,582	77,097	73,804	71,120

Total expenditure from banking operations	17,757	13,138	11,583	10,092	9,190	8,932
Total expenditure from insurance operations:
Life	46,876	34,682	51,622	49,526	49,106	47,156
Non-life	2,442	1,807	4,864	6,149	5,601	6,269

Total	49,319	36,489	56,486	55,675	54,707	53,425

Total expenditure (3), (4)	66,622	49,291	67,778	65,543	63,681	62,226

Result before tax from banking operations	(2,003)	(1,482)	(3,561)	5,021	5,188	4,916
Result before tax from insurance operations:
Life	(1,212)	(897)	(2,146)	5,314	3,436	2,666
Non-life	268	198	511	1,219	1,499	1,312

Total	(945)	(699)	(1,635)	6,533	4,935	3,978

Result before tax	(2,948)	(2,181)	(5,196)	11,554	10,123	8,894
Taxation	(864)	(639)	(1,667)	1,665	1,961	1,379
Minority interests	(159)	(118)	(37)	267	341	305

Net result	(1,925)	(1,424)	(3,492)	9,622	7,821	7,210

Dividend on Ordinary shares	—	—	1,500	3,180	2,865	2,588
Addition to shareholders’ equity	(2,275)	(1,683)	(4,567)	6,442	4,956	4,622
Coupon payable on non-voting equity securities (7)				—	259	(425)
Net result attributable to equity holders of the Company	(1,264)	(935)	(729)	9,241	7,692	7,210
Basic earnings per share (5)	(1.03)	(0.76)	(1.31)	3.45	2.79	2.55
Diluted earnings per share (5)	(1.01)	(0.75)	(1.31)	3.43	2.76	2.55
Dividend per Ordinary share (5)	—	—	0.74	1.48	1.32	1.18
Interim Dividend	—	—	0.74	0.66	0.59	0.54
Final Dividend	—	—	—	0.82	0.73	0.64
Number of Ordinary shares outstanding (in millions)	3,831.6	3,831.6	2,063.1	2,226.4	2,205.1	2,204.9
Dividend pay-out ratio (6)	—	—	n.a.	34.3%	37.0%	35.5%

	Year ended December 31,
	2009	2009	2008(2)	2007(2)	2006(2)	2005(2)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-IASB Consolidated Balance Sheet Data
Total assets	1,567.9	1,160.0	1,328,6	1,313,2	1,226.5	1,158.6
Investments:
Banking	142.6	105.5	148.8	160.4	171.1	180.1
Insurance	144.1	106.6	109.5	132.3	140.5	144.5

Total	286.7	212.1	258.3	292.6	311.6	324.6
Loans and advances to customers	777.6	575.3	616.8	553.7	474.6	439.2
Insurance and investment contracts:
Life	305.5	226.0	213.0	232.4	237.9	232.1
Non-life	4.7	3.5	6.8	9.6	10.1	12.8
Investment contracts	15.3	11.3	21.1	23.7	20.7	18.6

Total	325.6	240.9	240.8	265.7	268.7	263.5
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	411.0	304.1	274.3	275.1	283.1	269.4
Other deposits and bank funds	223.6	165.4	248.5	250.1	213.6	196.3

Total	634.6	469.5	522.8	525.2	496.7	465.7
Amounts due to banks	113.8	84.2	152.3	167.0	120.8	122.2
Share capital in number of shares (in millions)	3,831.6	3,831.6	2,063.1	2,242.4	2,268.1	2,292.0
Shareholders’ equity	42.0	31.1	15.1	37.7	38.4	36.7
Non-voting equity securities	6.8	5.0	10.0
Shareholders’ equity per Ordinary share 5)	11.11	8.22	7.44	17.98	17.84	16.96

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $1.3516 to EUR 1.00, the noon buying rate in New York City on March 1, 2009 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	For the impact of divestments see “Item 5. Operating and Financial Review and Prospects” .

(3)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1. to the consolidated financial statements.

(4)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

(5)	Basic earnings per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary shares in issue. The rights issue, which was finalized on 15 December 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS IASB. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares, see Note 49 of Note 2.1 to the consolidated financial statements. The effect of dilutive securities is adjusted as well.

(6)	The dividend pay-out ratio is based on net result attributed to equity holders of the Company.

(7)	For details of the agreements with the Dutch State, see Note 13 of Note 2.1 to the consolidated financial statements.

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

	U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low

2005	1.1842	1.2397	1.3476	1.1670
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3794	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low

September 2009	1.4735	1.4235
October 2009	1.5029	1.4532
November 2009	1.5085	1.4658
December 2009	1.5100	1.4243
January 2010	1.4536	1.3870
The Noon Buying Rate for euros on December 31, 2009 was EUR 1.00 = $1.4332 and the Noon Buying Rate for euros on March 1, 2010 was EUR 1.00 = $1.3516.

RISK FACTORS
Any of the risks described below could have a material adverse effect on the business activities, financial condition, results of operations and prospects of ING. The market price of ING shares could decline due to any of these risks, and investors could lose all or part of their investments. Additional risks of which the Company is not presently aware could also affect the business operations of ING and have a material adverse effect on ING’s business activities, financial condition, results of operations and prospects. In addition, the business of a multinational, broad-based financial services firm such as ING is inherently exposed to risks that only become apparent with the benefit of hindsight. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or the potential magnitude of their financial consequences.
Risks Related to the Financial Services Industry
Because we are an integrated financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability of our insurance, banking and asset management business.
Factors such as interest rates, securities prices, credit (including liquidity) spreads, exchange rates, consumer spending, business investment, real estate and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. For example, in an economic downturn, such as the one that has affected world economies since mid-2007, characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investment and consumer spending, the demand for banking and insurance products is adversely affected and our reserves and provisions are likely to increase, resulting in lower earnings. Securities prices, real estate valuations and private equity valuations may be adversely impacted, and any such losses would be realized through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also “Risks Related to the Group — Interest rate volatility may adversely affect our profitability” below.
In case one or more of the factors mentioned above adversely affects the profitability of our business this might also result, among others, in the following:
-	the unlocking of deferred acquisition costs impacting earnings; and/or

-	reserve inadequacies which could ultimately be realized through profit and loss and shareholders’ equity; and/or

-	the write down of tax assets impacting net results; and/or

-	impairment expenses related to goodwill and other intangible assets, impacting net results.
In 2008 and 2009, shareholders’ equity and our net result were significantly impacted by the turmoil and the extreme volatility in the worldwide financial markets. Further negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. We are currently recalibrating our economic capital models to reflect the extreme market conditions experienced over recent quarters in order to align them more closely with regulatory measures. This may have a material impact on our economic capital for credit risk. See “Risks Related to the Group — Ongoing turbulence and volatility in the financial markets have adversely affected us, and may continue to do so”.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.
The capital and credit markets have been experiencing extreme volatility and disruption for more than two years. In the second half of 2008, the volatility and disruption reached unprecedented levels. In some cases, market developments have resulted in restrictions on the availability of liquidity and credit capacity for certain issuers.
We need liquidity in our day-to-day business activities to pay our operating expenses, interest on our debt and dividends on our capital stock; maintain our securities lending activities; and replace certain maturing liabilities. The principal sources of our liquidity are deposit funds, insurance premiums, annuity considerations, cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium-and long-term debt, junior subordinated debt securities, capital securities and stockholders’ equity.
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
Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to (1) delay raising capital, (2) reduce, cancel or postpone payment of dividends on our shares, (3) reduce, cancel or postpone interest payments on other securities, (4) issue capital of different types or under different terms than we would otherwise, or (5) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.
In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases governments nationalized companies or parts thereof. The measures adopted in the Netherlands include both liquidity provision and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on October 10, 2009, while the Credit Guarantee Scheme of the Netherlands is scheduled to run through June 30, 2010. To date, we have been able to benefit from these measures, but our participation in these measures has resulted in certain material restrictions on us, including those agreed to with the European Commission (“EC”) as part of our Restructuring Plan. See “Risks Related to the Group — Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”, “Risks Related to the Group — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”. The Restructuring Plan as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.
In addition, we have built our liquidity risk framework on the premise that our liquidity is most efficiently and effectively managed by a centralized Group function. However, we are subject to the jurisdiction of a variety of banking and insurance regulatory bodies, some of which have proposed regulatory changes that, if implemented, would hinder our ability to manage our liquidity in such a centralized manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, undermining our efforts to maintain this centralized management of our liquidity. These developments may cause trapped pools of liquidity, resulting in inefficiencies in the cost of managing our liquidity, and hinder our efforts to integrate our balance sheet, which is an essential element of our Back to Basics program and our Restructuring Plan.

The default of a major market participant could disrupt the markets.
Within the financial services industry the default of any one institution could lead to defaults by other institutions. The failure of a sufficiently large and influential institution could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contract counterparties. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, as was the case after the bankruptcy of Lehman Brothers, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to raise new funding and on its business, financial condition, results of operations, liquidity and/or prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.
Management believes that despite increased attention recently, systemic risk to the markets in which we operate continues to exist, and dislocations caused by the interdependency of financial market participants continues to be a potential source of material adverse changes to our business, results of operations and financial condition.
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
The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and cannot always be adequately reserved for. Furthermore, we are subject to actuarial and underwriting risks such as, for instance, mortality, longevity, morbidity, and adverse home claims development which result from the pricing and acceptance of insurance contracts. In accordance with industry practices, modelling of natural catastrophes is performed and risk mitigation measures are made. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net results may be adversely affected. In addition, because unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, losses may further increase.
We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business.
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
In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently considering, major legislative and/or regulatory initiatives in response to the financial crisis. In particular, governmental and regulatory authorities in the Netherlands, the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation and financial reporting, among others. For example, the EC is conducting a full scale review of solvency margins and provisions for insurance companies known as “Solvency II”. Each member state of the EEA, including the Netherlands, is required to implement Solvency II by October 31, 2012. On December 17, 2009 the Basel Committee issued two consultative documents proposing reforms to bank capital and liquidity regulation and the EC is also considering increasing the capital requirements for banks. In addition, the International Accounting Standards Board (“IASB”) is considering changes to several IFRS standards, including significant changes to the standard on financial instruments (IAS 39) and to the standard on pensions (IAS 19). These changes could have a material impact on our reported results and financial condition.
Governments in the Netherlands and abroad have also intervened on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. For restrictions related to the Core Tier 1 Securities and the IABF, as further described in Item 4. “Information on the Company Recent Developments” (together, the “Dutch State Transactions”), see “— Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”. As a result of having received state aid through the Dutch State Transactions, we were required to submit our Restructuring Plan to the EC in connection with obtaining final approval for the Dutch State Transactions. See “Risks Related to the Group — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”. We cannot predict whether or when future legislative or regulatory actions may be taken, or what impact, if any, actions taken to date or in the future could have on our business, results of operations and financial condition.
Despite our efforts to maintain effective compliance procedures and to comply with applicable laws and regulations, there are a number of risks in areas where applicable regulations may be unclear, subject to multiple interpretation or under development or may conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, or we fail to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, amongst other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition.
RISKS RELATED TO THE GROUP
Ongoing turbulence and volatility in the financial markets have adversely affected us, and may continue to do so.
Our results of operations are materially impacted by conditions in the global capital markets and the economy generally. The stress experienced in the global capital markets that started in the second half of 2007 continued and substantially increased throughout 2008 and, although market conditions have improved, volatility continued in 2009, particularly the early part of the year. The crisis in the mortgage market in the United States, triggered by a serious deterioration of credit quality, led to a revaluation of credit risks. These conditions have resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities (“ABS”) and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world. In addition, the confidence of customers in financial institutions is being tested. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our revenues and results of operations, including through an increase of lapses or surrenders of policies and withdrawal of deposits. Because a significant percentage of our customer deposit base is originated via Internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the Internet.
As a result of the ongoing and unprecedented volatility in the global financial markets in 2007 and 2008, we have incurred substantial negative revaluations on our investment portfolio, which have impacted our shareholders’ equity and earnings. During 2009, the revaluation reserve position improved substantially, positively impacting shareholders’ equity. Although we believe that reserves for insurance liabilities are generally adequate at the Group, inadequacies in certain product areas have developed.
Such impacts have arisen primarily as a result of valuation issues arising in connection with our investments in real estate (both in and outside the US) and private equity, exposures to US mortgage-related structured investment products, including sub-prime and Alt-A Residential and Commercial Mortgage-Backed Securities (“RMBS” and “CMBS”, respectively), Collateralized Debt Obligations (“CDOs”) and Collateralized Loan Obligations (“CLOs”), monoline insurer guarantees and other investments. In many cases, the markets for such investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. While we continue to monitor our exposures in this area, in light of the ongoing market environment and the resulting uncertainties concerning valuations, there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts from such assets in future periods.
The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group.
In November 2008 the Dutch State purchased the Core Tier 1 Securities, and in the first quarter of 2009 we entered into the IABF with the Dutch State as further described on page 30.
As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan (the “Restructuring Plan”) to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules. On October 26, 2009, we announced our Restructuring Plan, pursuant to which we are required to divest by the end of 2013 all of our insurance business, including the investment management business, as well as ING Direct US, which operates our direct banking business in the United States, and certain portions of our retail banking business in the Netherlands. The EC’s approval of the Restructuring Plan was issued on November 18, 2009. On January 28, 2010 ING lodged an appeal with the General Court of the European Union (the “General Court”) against specific elements of the EC’s decision regarding the Restructuring Plan. Notwithstanding this appeal, we are committed executing the Restructuring Plan as announced on October 26, 2009. In addition, in order to obtain approval of the Restructuring Plan, we committed to make a series of additional payments to the Dutch State, corresponding to adjustments to the net fees payable under the IABF. These payments have significantly increased the cost of the IABF to us and has resulted in a one-time, pre-tax charge of EUR 1.3 billion recorded in the fourth quarter of 2009 which has adversely affected our results of operations and financial condition. See Item 4. Information on the Company – recent Developments”.
Although we believe in the merit of our appeal lodged with the General Court of the European Union, there can be no assurance as to its success or as to any consequences resulting from its rejection.
In connection with the Restructuring Plan, we have also agreed to not be a price leader in certain EU markets with respect to certain retail, private and direct banking products and to refrain from acquisitions of financial institutions and of businesses that would delay our repurchase of the Core Tier 1 Securities not purchased with the proceeds of the Offering. Those limitations may last until November 18, 2012 and could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See “Risks

Related to the Group — The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
We have announced that we will consider making our required divestments by means of initial public offerings, sales, spin-offs, combinations of the foregoing or other means. There can be no assurance that we will be able to implement the Restructuring Plan successfully or complete the announced divestments on favorable terms or at all, particularly in light of both the plan’s 2013 deadline and expected challenging market conditions in which other financial institutions may place similar assets for sale during the same time period and may seek to dispose of assets in the same manner. Any failure to successfully implement the Restructuring Plan may result in EC enforcement actions and may have a material adverse impact on the assets, profitability, capital adequacy and business operations of the Group. Moreover, in connection with the implementation of the Restructuring Plan, including any proposed divestments, we or potential buyers may need to obtain various approvals, including of shareholders, works councils and regulatory and competition authorities, and we and potential buyers may face difficulties in obtaining these approvals in a timely manner or at all. In addition, the implementation of the Restructuring Plan may strain relations with our employees, and specific proposals in connection with the implementation may be opposed by labor unions or works councils. Furthermore, following the announcement of the Restructuring Plan, several of our subsidiaries have been downgraded or put on credit watch by rating agencies. See “Risks Related to the Group — Ratings are important to our business for a number of reasons. Among these are the issuance of debt, the sale of certain products and the risk weighting of bank and insurance assets. Downgrades could have an adverse impact on our operations and net results”.
Other factors that may impede our ability to implement the Restructuring Plan successfully include an inability of prospective purchasers to obtain funding due to the deterioration of the credit markets, insufficient access to equity capital markets, a general unwillingness of prospective purchasers to commit capital in the current market environment, antitrust concerns, any adverse changes in market interest rates or other borrowing costs and any declines in the value of the assets to be divested. Although equity capital markets have improved over the past few months, it may also be difficult to divest all or part of our insurance or investment management business through one or more initial public offerings. There can also be no assurance that we could obtain favorable pricing for a sale of all or part of our insurance or investment management business in the public markets or succeed in turning the relevant subsidiaries into viable standalone businesses. A divestment may also release less regulatory capital than we would otherwise expect. Any failure to complete the divestments on favorable terms, whether by sale, through an initial public offering, a spin-off or otherwise, could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to complete the announced divestments in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC. In particular, if we do not succeed in completing divestitures contemplated by the Restructuring Plan within the timelines set out therein, the EC may request the Dutch State to appoint a divestiture trustee with a mandate to complete the relevant divestiture with no minimum price.
In addition, it is possible that a third party will challenge the EC decision to approve the Restructuring Plan in the European Courts. ING does not believe that any such challenge would be likely to succeed, but if it were to succeed the EC would need to reconsider its decision which may have an adverse impact on our results of operations and financial condition.
The implementation of the divestments announced in connection with the Restructuring Plan, including the separation of the insurance and most of the investment management operations from the banking operations, will also give rise to additional costs related to the legal and financial assessment of potential transactions. The implementation may also result in increased operating and administrative costs. The process of completing the steps contemplated by the Restructuring Plan may be disruptive to our business and the businesses we are trying to sell and may cause an interruption or reduction of our business and the businesses to be sold as a result of, among other factors, the loss of key employees or customers and the diversion of management’s attention from our day-to-day business as a result of the need to manage the divestment process as well as any disruptions or difficulties that arise during the course of the divestment process. We may face other difficulties in implementing the Restructuring Plan and completing the planned divestments. For instance, the divestments, individually or in the aggregate, may trigger provisions in various contractual obligations, including debt instruments, which could require us to modify, restructure or refinance the related obligations. We may not be able to effect any such restructuring or refinancing on similar terms as the current contractual obligations or at all. In addition, the announced divestments could be the subject of challenges or litigation, and a court could delay any of the divestment transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect our ability to use the funds of the divestments to repurchase the Core Tier 1 Securities, reduce or eliminate our double leverage and strengthen our capital ratios as anticipated and eliminate the constraints on competition imposed by the EC.
The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group.

As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the European Union and on our ability to acquire financial institutions and businesses that would delay our repurchase of the Core Tier 1 Securities held by the Dutch State. These restrictions apply until the earlier of: (1) November 18, 2012, and (2) the date upon which we repurchase all remaining Core Tier 1 Securities held by the Dutch State. We have also agreed to limitations on our ability to call Tier-2 capital and Tier 1 hybrid debt instruments. If the EC does not approve the calling of Tier-2 capital and Tier 1 hybrid debt instruments in the future, this may have adverse consequences for us, result in additional payments on these instruments and limit our ability to seek refinancing on more favorable terms. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.
Upon the implementation of the Restructuring Plan, we will be less diversified and may experience competitive and other disadvantages.
Following completion of the planned divestments under the Restructuring Plan, we expect to become a significantly smaller, regional financial institution focused on retail, direct and commercial banking in the Benelux region and certain other parts of Europe, as well as selected markets outside Europe. Although we will remain focused on banking operations, we may become a smaller bank than that represented by our current banking operations. In the highly competitive Benelux market and the other markets in which we operate, our competitors may be larger, more diversified and better capitalized and have greater geographical reach than us, which could have a material adverse effect on our ability to compete, as well as on our profitability. The divested businesses may also compete with the retained businesses, on their own or as part of the purchasers’ enlarged businesses. In addition, the restrictions on our ability to be a price leader and make acquisitions and on our compensation policies could further hinder our capacity to compete with competitors not burdened with such restrictions, which could have a material adverse effect on our results of operations. There can be no assurance that the implementation of the Restructuring Plan will not have a material adverse effect on the market share, business and growth opportunities and results of operations for our remaining core banking businesses.
Our Restructuring Programs may not yield intended reductions in costs, risk and leverage.
In April 2009, we announced our Back to Basics program to reduce our costs, risk and leverage. In addition to restructuring our banking and insurance businesses so that they are operated separately under the ING umbrella, the Back to Basics program includes cost-reduction measures, as well as plans for divestments. On October 26, 2009, we announced that we had reached an agreement with the EC on our Restructuring Plan, pursuant to which we announced further divestments. Projected cost savings and impact on our risk profile and capital associated with these initiatives are subject to a variety of risks, including:
•	contemplated costs to effect these initiatives may exceed estimates;

•	divestments planned in connection with the Restructuring Plan may not yield the level of net proceeds expected, as described under “Risks Related to the Group — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”;

•	initiatives we are contemplating may require consultation with various regulators as well as employees and labor representatives, and such consultations may influence the timing, costs and extent of expected savings;

•	the loss of skilled employees in connection with the initiatives; and

•	projected savings may fall short of targets.
While we have begun and expect to continue to implement these strategies, there can be no assurance that we will be able to do so successfully or that we will realize the projected benefits of these and other restructuring and cost saving initiatives. If we are unable to realize these anticipated cost reductions, our business may be adversely affected. Moreover, our continued implementation of restructuring and cost saving initiatives may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Western Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. The Netherlands and the United States are our largest markets for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank/Fortis and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR and Aegon. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. In 2008 and 2009, this trend accelerated considerably, as several major financial institutions consolidated, were forced to merge or received substantial government assistance, and this trend may continue in light of the EC’s scrutiny of state aid transactions. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan we have agreed to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See — The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions.
For so long as the Dutch State holds at least 25% of the Core Tier 1 Securities, issued by us on November 12, 2008, for so long as the IABF is in place, or for so long as any of the government guaranteed senior unsecured bonds issued by ING Bank N.V. on January 30, 2009, February 20, 2009 and March 12, 2009 under the Credit Guarantee Scheme of the Netherlands (the “Government Guaranteed Bonds”) are outstanding, we are prohibited from issuing or repurchasing any of our own shares (other than as part of regular hedging operations and the issuance of shares according to employment schemes) without the consent of the Dutch State’s nominees on the Supervisory Board. In addition, under the terms of the Core Tier 1 Securities and IABF, we have agreed to institute certain restrictions on the compensation of the members of the Executive Board and senior management, including incentives or performance-based compensation. These restrictions could hinder or prevent us from attracting or retaining the most qualified management with the talent and experience to manage our business effectively. In connection with these transactions, the Dutch State was granted the right to nominate two candidates for appointment to the Supervisory Board. The Dutch State’s nominees have veto rights over certain material transactions. Our agreements with the Dutch State have also led to certain restrictions imposed by the EC as part of the Restructuring Plan, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “Risks Related to the Group — The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
Because we do business with many counterparties, the inability of these counterparties to meet their financial obligations could have a material adverse effect on our results of operations.
General
Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, etc., or even rumours about potential defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses for us, and defaults by other institutions. In light of the significant constraints on liquidity and high cost of funds in the interbank lending market, which arose in 2008 and early 2009, particularly following the collapse of Lehman Brothers in September 2008, and given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed-income and foreign exchange markets, including related derivatives, which exposes it to concentration risk.
We routinely execute a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, insurance companies and other institutional clients, resulting in large daily settlement amounts and significant credit exposure. As a result, we face concentration risk with respect to specific counterparties and customers. We are exposed to increased counterparty risk as a result of recent financial institution failures and weakness and will continue to be exposed to the risk of loss if counterparty financial institutions fail or are otherwise unable to meet their obligations. A default by, or even concerns about the creditworthiness of, one or more financial services institutions could therefore lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions.
With respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized, or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. For example, we hold certain hybrid regulatory capital instruments issued by financial institutions which permit the issuer to defer coupon payments on the occurrence of certain events or at their option. The EC has indicated that, in certain circumstances, it may require these financial institutions to defer payment. If this were to happen, we expect that such instruments may experience ratings downgrades and/or a drop in value and we may have to treat them as impaired, which could result in significant losses. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business or results of operations.
In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of its rights. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.
Any of these developments or losses could materially and adversely affect our business, financial condition, results of operations, liquidity and/or prospects.
Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our (potential) reinsurance as of December 31, 2009, the greatest exposure after collateral to an individual external reinsurer was approximately 27%, approximately 45% related to four other external reinsurers and the remainder of the reinsurance exposure related to various other reinsurers. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our net results and our financial results.

Current market conditions have increased the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may continue to see adverse changes in the credit quality of our borrowers and counterparties, for example as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This trend has led and may lead to further impairment charges on loans and other assets, higher costs and additions to loan loss provisions. The volume of impaired loans may continue if unfavorable economic conditions persist.
Furthermore, a significant increase in the size of our provision for loan losses could have a material adverse effect on our financial position and results of operations. Due to worsening economic conditions in the past two years, we have experienced an increase of impaired loans.
The fall of commercial and residential real estate prices and lack of market liquidity during the past two years has had an adverse effect on the value of the collateral we hold. Economic and other factors could lead to further contraction in the residential mortgage and commercial lending market and to further decreases in residential and commercial property prices which could generate substantial increases in impairment losses.
Interest rate volatility may adversely affect our profitability.
Changes in prevailing interest rates may negatively affect our business including the level of net interest revenue we earn, and for our banking business the levels of deposits and the demand for loans. In a period of changing interest rates, interest expense may increase at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest revenue. Changes in the interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings. In addition, an increase in interest rates may decrease the demand for loans.
In addition, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year, creating asset liability duration mismatches. A decrease in interest rates may also require an addition to provisions for guarantees included in life policies, as the guarantees become more valuable to policy holders. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates on our assets recorded at fair value. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.
Conversely, in periods of rapidly increasing interest rates, policy loans, and withdrawals and surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, which would also reduce our net income.
We may incur losses due to failures of banks falling under the scope of state compensation schemes.
In the Netherlands and other jurisdictions deposit guarantee schemes and similar funds (“Compensation Schemes”) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. As a result of the increased number of bank failures, in particular since the fall of 2008, we expect that levies in the industry will continue to rise as a result of the Compensation Schemes. In particular, we are a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the Dutch Central Bank, De Nederlandsche Bank N.V. (the “DNB”), based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Schemes. Given our size we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. The ultimate costs to the industry of payments which may become due under the Compensation Schemes, remains uncertain although they may be significant and these and the associated costs to us may have a material adverse effect on our results of operations and financial condition.
We may be unable to manage our risks successfully through derivatives.
We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts including from time to time macro hedges for parts of our business.
Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, general market factors and the credit worthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. If we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, perhaps significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we use and may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.
Because we use assumptions about factors to determine the insurance provisions, deferred acquisition costs (“DAC”) and value of business added (“VOBA”), the use of different assumptions about these factors may have an adverse impact on our results of operations.
The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of DAC and VOBA are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g., lapses, persistency, etc.) and other factors, and, in the life insurance business, assumptions concerning mortality, longevity and morbidity trends.
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
Our risk management policies and guidelines may prove inadequate for the risks we face.
The methods we use to manage, estimate and measure risk are partly based on historic market behaviour. The methods may, therefore, prove to be inadequate for predicting future risk exposure, which may be significantly greater than what is suggested by historic experience. For instance, these methods did not predict the losses seen in the stressed conditions in recent periods, and may also not adequately allow prediction of circumstances arising due to the government interventions and stimulus packages, which increase the difficulty of evaluating risks. Other methods for risk management are based on evaluation of information regarding markets, customers or other information that is publicly known or otherwise available to us. Such information may not always be correct, updated or correctly evaluated.
We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations.
ING Group companies operate various defined benefit retirement plans covering a significant number of our employees. The liability recognized in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognized actuarial gains and losses and unrecognized past service costs. We determine our defined benefit plan obligations based on internal and external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, trend rates in health care costs, consumer price index, and the expected return on plan assets. These assumptions are based on available market data and the historical performance of plan assets, and are updated annually. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans.
We are subject to a variety of regulatory risks as a result of our operations in less developed markets.
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
In addition, as a result of our operations in less developed markets, we are subject to risks of possible nationalization, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities, in these markets. In addition, the current economic environment in certain of the less developed countries in which we operate may increase the likelihood for regulatory initiatives to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest in the event of defaults on residential mortgages.
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
Ratings are important to our business for a number of reasons. Among these are the issuance of debt, the sale of certain products and the risk weighting of bank and insurance assets. Downgrades could have an adverse impact on our operations and net results.
We have credit ratings from Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw Hill Companies, Moody’s Investor Service (“Moody’s”) and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. In the event of a downgrade the cost of issuing debt will increase, having an adverse effect on net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity. Following the announcement of the Restructuring Plan, several of our subsidiaries have been downgraded or put on credit watch by rating agencies.
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
Furthermore, ING Bank’s assets are risk weighted. Downgrades of these assets could result in a higher risk weighting which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position.
Capital requirements for ING’s insurance businesses in a number of jurisdictions, such as the US and the EU, are based on a risk-based capital model. A downgrade of assets in these markets could result in a higher risk weighting which may lead to higher capital requirements.
Our business may be negatively affected by a sustained increase in inflation.
A sustained increase in the inflation rate in our principal markets would have multiple impacts on us and may negatively affect our business, solvency position and results of operations. For example, a sustained increase in the inflation rate may result in an increase in market interest rates which may (1) decrease the value of certain fixed income securities we hold in our investment portfolios resulting in reduced levels of unrealized capital gains available to us which could negatively impact our solvency position and net income, (2) result in increased surrenders of certain life & savings products, particularly, those with fixed rates below market rates, and (3) require us, as an issuer of securities, to pay higher interest rates on debt securities we issue in the financial markets from time to time to finance our operations which would increase our interest expenses and reduce our results of operations. A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may (1) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealized capital gains available to us which would reduce our net income and negatively impact our solvency position, (2) negatively impact performance, future sales and surrenders of our unit-linked products where underlying investments are often allocated to equity funds, and (3) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations. In addition, in the context of certain property & casualty risks underwritten by our insurance subsidiaries (particularly “long-tail” risks), a sustained increase in inflation with a resulting increase in market interest rates may result in (1) claims inflation (i.e., an increase in the amount ultimately paid to settle claims several years after the policy coverage period or event giving rise to the claim), coupled with (2) an underestimation of corresponding claims reserves at the time of establishment due to a failure to fully anticipate increased inflation and its effect on the amounts ultimately payable to policyholders, and, consequently, (3) actual claims payments significantly exceeding associated insurance reserves which would negatively impact our results of operations. In addition, a failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in a systemic mispricing of our products resulting in underwriting losses which would negatively impact our results of operations.
Operational risks are inherent in our business.
Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate personnel, IT failures, inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct including fraud, or from external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may be at or near the end of their useful lives or may not be capable of processing, storing or transmitting information as expected. Certain of our computer systems and networks may also have insufficient recovery capabilities in the event of a malfunction or loss of data. In addition, such systems and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other external attacks or internal breaches that could have a security impact and jeopardize our confidential information or that of our clients or our counterparts. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future. Furthermore, while recent widespread outbreaks of communicable diseases, such as the outbreak of the H1N1 influenza virus, also known as “swine flu,” experienced world-wide in 2009, have not adversely affected us thus far, a worsening of this outbreak, or the occurrence of another outbreak of a different communicable disease, may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilization of health benefits offered to our employees, either or both of which could adversely impact our business.

Reinsurance may not be available, affordable or adequate to protect us against losses. We may also decide to reduce, eliminate or decline primary insurance or reinsurance coverage.
As part of our overall risk and capacity management strategy we purchase reinsurance for certain risks underwritten by our various insurance business segments. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business.
In addition, we determine the appropriate level of primary insurance and reinsurance coverage based on a number of factors and from time to time decide to reduce, eliminate or decline coverage based on our assessment of the costs and benefits involved. In such cases, the uninsured risk remains with us.
Our business may be negatively affected by adverse publicity, regulatory actions or litigation with respect to us, other well-known companies or the financial services industry in general.
Adverse publicity and damage to our reputation arising from our failure or perceived failure to comply with legal and regulatory requirements, financial reporting irregularities involving other large and well known companies, increasing regulatory and law enforcement scrutiny of “know your customer” anti-money laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures and anti-terrorist-financing procedures and their effectiveness, regulatory investigations of the mutual fund, banking and insurance industries, and litigation that arises from the failure or perceived failure by us to comply with legal, regulatory and compliance requirements, could result in adverse publicity and reputation harm, lead to increased regulatory supervision, affect our ability to attract and retain customers, maintain access to the capital markets, result in cease and desist orders, suits, enforcement actions, fines and civil and criminal penalties, other disciplinary action or have other material adverse effects on us in ways that are not predictable.
Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99.9% of our ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions or companies that do not use a similar trust structure, which could affect your rights as a shareholder.
While holders of our bearer depositary receipts are entitled to attend and speak at our General Meeting of Shareholders (“General Meeting”), voting rights are not attached to the bearer depositary receipts. The Trust holds more than 99.9% of our ordinary shares, and exercises the voting rights attached to the ordinary shares (for which bearer depositary receipts have been issued). Holders of bearer depositary receipts who attend — in person or by proxy — the General Meeting must obtain voting rights by proxy from the Trust. Holders of bearer depositary receipts and holders of the ADSs (American depositary shares) representing the bearer depositary receipts who do not attend the General Meeting may give binding voting instructions to the Trust. The Trust is entitled to vote on any ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to make use of the voting rights attached to the ordinary shares in the interest of the holders of bearer depositary receipts, while taking into account:
▪	our interests,

▪	the interests of our affiliates, and

▪	the interests of our other stakeholders
so as to ensure that all the interests are given as much consideration and protection as possible. The Trust may, but has no obligation to, consult with the holders of bearer depositary receipts in exercising its voting rights in respect of any ordinary shares for which it is entitled to vote. These arrangements differ from practices in other jurisdictions, and accordingly may affect the rights of the holders of bearer depositary receipts and their power to affect ING’s business and operations.
The share price of ING shares has been, and may continue to be, volatile which may impact the value of ING shares.
The share price of our bearer depositary receipts has been volatile in the past, in particular over the past year. During and after the Offering, the share price and trading volume of our bearer depositary receipts may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

▪	market expectations of the performance and capital adequacy of financial institutions in general;

▪	investor perception of the success and impact of our strategies;

▪	a downgrade or review of our credit ratings;

▪	the implementation and outcome of our Restructuring Plan;

▪	potential litigation or regulatory action involving ING or sectors we have exposure to through our insurance and banking activities;

▪	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

▪	general market circumstances.
There can be no assurance that we will pay dividends on our ordinary shares in the future.
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. See “Item 8. Financial Information – Dividends”. Given the uncertain financial environment, ING will not pay a dividend over 2009 and there can be no assurance that we will pay dividends in the future.
Certain transactions have resulted in the cumulative change in ownership of our U.S. subsidiaries of approximately 43% for U.S. tax purposes as of December 21, 2009. Future increases of capital or other changes in ownership may adversely affect our net result and equity.
Sections 382 and 383 of the U.S. Internal Revenue Code contain loss limitation rules, the general purpose of which is to prevent trafficking in tax losses (i.e. they are anti-abuse rules). The rules are triggered when the ownership of a corporation changes by more than 50% (measured by value) on a cumulative basis in any three-year period. If triggered, restrictions may be imposed on the future use of realized tax losses as well as certain losses that are built into the assets of the corporation at the time of the ownership change and that are realized within the next five years. As of December 21, 2009, the cumulative change in ownership of our U.S. subsidiaries was approximately 43% for purposes of Sections 382 and 383 (taking into account the issuance of the Core Tier 1 Securities to the Dutch State on November 12, 2008, the repurchase of some of the Core Tier 1 Securities on December 21, 2009, and the issuance of Ordinary shares on December 21, 2009). However, the calculation is subject to uncertainties and is based on various assumptions. Future increases of capital or other changes in ownership may adversely affect our net result and equity.
The remaining Core Tier 1 Securities issued to the Dutch State may be converted into ordinary shares or bearer depositary receipts and dilute existing shareholders.
In November 2008, we issued EUR 10 billion Core Tier 1 Securities to the Dutch State. EUR 5 billion of the Core Tier 1 Securities were repurchased after the rights issue. Both the repayment and the rights issue were finalized on 21 December 2009. As a result only EUR 5 billion Core Tier 1 Securities is currently outstanding. The terms of the Core Tier 1 Securities permit us, on or after November 12, 2011, to convert any or all of the remaining Core Tier 1 Securities into ordinary shares or bearer depositary receipts on a one-for-one basis. Any such conversion would dilute existing shareholders. If we exercise our conversion right, the Dutch State may opt to require us to redeem the Core Tier 1 Securities on the conversion date.
Certain holders of ING shares may not be able to participate in future equity offerings with subscription rights.
We may undertake future equity offerings with subscription rights. Holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to participate in future equity offerings with subscription rights.

Item 4. Information on the Company
GENERAL
ING was established as a Naamloze Vennootschap (public limited liability company) on March 4, 1991, through the merger of Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V.	ING Financial Holdings Corporation
Amstelveenseweg 500	1325 Avenue of the Americas
1081 KL Amsterdam P.O. Box 810, 1000 AV Amsterdam The Netherlands Telephone +31 20 541 5411	New York, NY 10019 United States of America Telephone +1 646 424 6000
Our mission
To deliver financial products in the way our customers want them delivered: with exemplary service, convenience and at competitive prices. This is reflected in our mission statement: to set the standard in helping our customers manage their financial future.
Our profile
ING is a global financial institution of Dutch origin, currently offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance operations (including investment management).
Our strategy
To serve the interests of our stakeholders, increase management focus and create value for our shareholders, ING is moving towards separation of its banking and insurance operations. We believe the widespread demand for greater simplicity, reliability and transparency makes this the best course of action. In the future, ING Bank will build on its global presence and international network and capitalise on its leadership position in gathering savings, multi-channel distribution, simple propositions and marketing. ING Insurance has a strong position as a global provider of life insurance and retirement services and is very well positioned to capitalise on socio-economic trends.
We will focus on earning our customers’ trust through transparent products, value for money and superior service. We aim to deliver financial products and services in the way that our customers want them delivered: with exemplary service and maximum convenience at competitive prices. This reflects our universal customer ideal: saving and investing for the future should be easier.
Our stakeholders
ING conducts business on the basis of clearly defined business principles. In all our activities, we carefully weigh the interests of our various stakeholders: customers, employees, business relations and suppliers, society at large and shareholders. ING strives to be a good corporate citizen.
Our corporate responsibility
ING wants to build its future on sustainable profit based on sound business ethics and respect for its stakeholders and be a good corporate citizen. For only by acting with professionalism and integrity, will we be able to maintain our stakeholders’ trust and preserve our reputation. Our Business Principles prescribe the corporate values we pursue and the responsibilities we have towards society and the environment: we act with integrity, we are open and clear, we respect each other and we are socially and environmentally responsible.

CHANGES IN THE COMPOSITION OF THE GROUP
Disposals effective in 2009
In October 2008 ING reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. The sale was completed in February 2009 at a final sales price of approximately EUR 466 million (USD 600 million). This differs from the proceeds reported in 2008 of EUR 447 million due to movements in the dollar/euro exchange rate between date of signing the sales agreement and the date of closing. ING was paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and the sale price being paid in subordinated debt securities of the acquirer. This transaction resulted in a loss of EUR 292 million. This loss includes EUR 214 million loss on disposal (recognised in 2008 in ‘Net result on disposal of group companies’ in the profit and loss account) and EUR 78 million operating loss in the period that ING Life Taiwan was held for sale. ING Life Taiwan was previously included in the segment Insurance Asia/Pacific.
In February 2009, ING announced the sale of its 70% stake in ING Canada for net proceeds of approximately EUR 1,316 million. This differs from the proceeds presented in the annual accounts of 2008 of EUR 1,265 million due to movements in the Canadian dollar/euro exchange rate between date of signing the sales agreement and the date of closing. The sale was effected through a private placement and a concurrent ‘bought deal’ public offering in Canada. This transaction resulted in a gain/ loss of EUR 38 million. ING Canada was previously included in the segment Insurance Americas.
In July 2009 ING reached an agreement to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A for EUR 217 million. This sale does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile where ING remains committed to developing leadership positions. This sale was completed in November 2009 and resulted in a loss of EUR 23 million. These non-core Annuity and Mortgages businesses were previously included in the segment Insurance Americas.
In September 2009 ING reached an agreement to sell its life insurance and wealth management venture in Australia and New Zealand to ANZ, its joint venture partner. Under the terms of the agreement, ING will sell its 51% equity stakes in ING Australia and ING New Zealand to ANZ for EUR 1,106 million cash proceeds. The transaction is part of ING’s Back to Basics strategy. The sale was complete in November 2009 and resulted in a profit for ING of EUR 337 million. The joint venture was previously included in the segment Insurance Asia/Pacific.
Disposals announced and occurring or expected to occur in 2010
In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 344 million (CHF 520 million) in cash. The transaction generates a profit for ING of approximately EUR 70 million. In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 344 million (CHF 520 million) in cash. The transaction generates a profit for ING of approximately EUR 70 million which will be recognised upon completion in 2010. A tax benefit of EUR 83 million related to Private Banking Switzerland was recognised in 2009. At the closing date of the sale of Private Banking Switzerland, ING announced a total gain of approximately EUR 150 million. The sale was completed in January 2010. The Swiss Private Banking business is included in the segment Retail Banking. The sale was completed in January 2010. The Swiss Private Banking business is included in the segment Retail Banking.
In October 2009 ING reached an agreement to sell its Asian Private Banking business for a consideration of EUR 1,000 million (USD 1,463 million). The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The transaction generates a profit for ING of approximately EUR 300 million. The sale was completed in January 2010. The Asian Private Banking business is included in the segment Retail Banking.
In November 2009 ING reached an agreement to sell three of its U.S. independent retail broker-dealer units, which comprise three-quarters of ING Advisors Network, to Lightyear Capital LLC. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California., Multi-Financial Securities Corporation, based in Denver, Colorado., PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office shared services supporting those broker dealers, which collectively do business as ING Advisors Network. The sale was completed in February 2010. The three U.S. independent retail broker-dealer units are included in the segment Insurance Americas.
In December 2009 ING announced it will sell its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC is included in the segment Insurance Asia/Pacific. The transaction is expected to be closed in the second half of 2010.
All the above described disposals will be deconsolidated in 2010 when ING loses control. They qualify as disposal groups held for sale at 31 December 2009 as ING expects to recover the carrying amount principally through the sale transactions. They are available for sale in their immediate condition subject to terms that are usual and customary for sales of such assets and the sales are highly probable.

For the years 2008 and 2007, see Note 30 of Note 2.1 to the consolidated financial statements.
RECENT DEVELOPMENTS
ING entering into transactions with the Dutch State
The rapidly worsening conditions following the summer of 2008 fuelled an internationally recognized belief that capital requirements for financial institutions had to be raised. In order to create a strong buffer to navigate the challenging environment, ING therefore decided to strengthen its capital position in October 2008 by issuing EUR 10 billion of core Tier 1 securities to the Dutch State. Under the terms of the agreement we obtained the right to buy back all or some of the securities at any time at 150% of the issue price. In addition, we obtained the right to convert all or some of the securities into (depositary receipts for) ordinary shares on a one-for-one basis, from three years after the issuance onwards. It was also agreed that should ING choose to do so, the Dutch State would be able to opt for repayment of the securities at EUR 10 each in cash. The coupon on the core Tier 1 securities will only be payable if a dividend – either interim or final – was paid on common shares over the financial year preceding the coupon date. This transaction enabled ING to strengthen its capital position significantly.
In the fourth quarter of 2008 market conditions deteriorated even further, making it the worst quarter for equity and credit markets in over half a century. Market prices for residential mortgage-backed securities (RMBS, including Alt-A classified RMBS), collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) fell sharply as liquidity dried up. This eventually affected ING’s results and equity more than expected, in particular due to ING’s portfolio of Alt-A RMBS. We therefore entered into an agreement with the Dutch State on an Illiquid Assets Back-up Facility (IABF) covering 80% of our Alt-A RMBS.
Under the terms of the IABF, a full risk transfer to the Dutch State was realized on 80% of our approximately EUR 30 billion par value portfolio of Alt-A RMBS at ING Direct USA and ING Insurance Americas. As a consequence, the Dutch State now participates in 80% of any results of the portfolio. The risk transfer took place at a discount of 10% of par value. In exchange, the Dutch State was to pay a funding fee and principal payments on two Government receivables to ING. The first receivable initially had a funding fee of 3.5%, the second receivable initially had a funding fee of Libor +50 basis points (please note that these fees were revised following discussions with the European Commission, which will be discussed below). ING remained the legal owner of 100% of the securities with an exposure of 20% to the portfolio’s results. The transaction significantly strengthened ING’s capital and balance sheet as it resulted in a reduction of equity volatility. Moreover, it had a positive impact on shareholders’ equity amounting to EUR 5 billion through a reduction of the negative revaluation reserve.
Back to Basics first phases
In April 2009 we introduced our ‘Back to Basics’ programme: a strategic change programme to stabilize the company, restore credibility and regain trust, with the ultimate objective of sharpening focus and creating a more coherent set of activities.
First, the implementation of the programme involved a series of measures to strengthen the company’s financial position through cost containment, reductions of risk and capital exposures, and deleveraging the balance sheet by reducing asset exposures and preserving equity.
Over the course of 2009 we completed this first phase of its ‘Back to Basics’ programme, exceeding each of the targets set. Operating expenses were reduced by EUR 1.5 billion, exceeding both the original target of EUR 1.1 billion as well as the increased target of EUR 1.3 billion on a comparable basis, of which approximately EUR 1.2 billion represent sustainable savings and EUR 0.3 million were one-off items. The expense figures have been adjusted for acquisitions and divestments, as well as impairments on real estate development projects and the charge for the Dutch deposit guarantee scheme related to DSB Bank. Headcount reductions totaled 11,331, including from divestments, surpassing the expected reduction of 7,000 FTEs. Derisking measures progressed well and continued in the fourth quarter. ING Direct sold EUR 0.8 billion of its US prime RMBS portfolio, realising a loss of EUR 83 million, but releasing EUR 7 billion of risk weighted assets. Deleveraging of the bank’s balance sheet also exceeded the original target, reaching EUR 194 billion, or 18.0%, compared with the end of September 2008 when the balance sheet reductions began.
Secondly, we announced a strategic review of our portfolio with the objective of identifying measures to simplify the Group, increase our strategic focus and create a more coherent set of activities. In order to simplify the organization, we decided to operationally separate the management of our businesses, into one Bank aiming for an integrated balance sheet and one Insurer/ Investment Manager under the umbrella of the Group. In addition, the portfolio review made clear that a group of smaller businesses within ING Group consumed a disproportionate amount of capital, given the fact that they did not have a clear outlook for market leadership. To address this over-extension, we made a number of portfolio choices based on market leadership, capital intensity, return on capital, funding needs, earnings contribution and the overall coherence of the Group.
We decided to reduce our geographic and business scope by concentrating on positions in markets with the strongest franchises. As a consequence, we announced and completed a number of significant divestments over the course of 2009. These included our Annuities business in Argentina, ING Canada, our life insurance and wealth management venture in Australia and New Zealand, Private Banking Switzerland, Private Banking Asia, ING Reinsurance US, three of our US independent retail broker-dealer units, and our Annuity and Mortgage businesses in Chile. The proceeds of these divestments amounted to EUR 3.8 billion and freed up EUR 2.7 billion of capital.
In July, we announced that the formerly separate organizations of Nationale-Nederlanden, RVS and ING Verzekeren Retail (formerly Postbank Verzekeren) in the Netherlands were to be combined into one customer-oriented organization under the Nationale-Nederlanden brand. The new insurance organization will have dedicated business units for retail customers, small and medium-sized enterprises, and corporate clients.
Meanwhile, we managed to turn around our commercial performance. While implementing the first phases of the ‘Back to Basics’ programme and redefining the strategic direction of the company, we also worked closely with the Dutch authorities and the European Commission (EC) to identify steps which would enable ING to get the EC’s approval for the support received from the Dutch State. This process was finalized in the second half of 2009 and is further explained below.
Restructuring plan submitted to the European Commission
Under European rules, state-supported companies need to demonstrate their long-term viability and take actions to prevent undue distortions of competition. As a result, parallel to the introduction and implementation of the first phases of the ‘Back to Basics’ programme, we were required to develop and submit a restructuring plan to the EC. Against this backdrop we had to devise a plan that would not only enable us to pay back the Dutch State and address the EC’s requirements, but also return our focus to the business and our customers. This was a challenging exercise, especially since the relevant EC guidelines were only published in July 2009, which postdated ING’s transactions with the Dutch State.
Our negotiations with the EC were finalized in October 2009. On November 18, the EC formally approved the restructuring plan, which ING had submitted. With this decision the EC also gave final clearance for the issuance of the core Tier 1 securities to the Dutch State and for the IABF. On November 25, 2009, the extraordinary General Meeting approved the resulting strategic shift of the company, as well as the proposed rights issue of EUR 7.5 billion to facilitate an early repayment of the Dutch State. The restructuring plan’s strategic implications for ING are explained below.
As already explained, a key goal of the ‘Back to Basics’ programme was to reduce ING’s complexity by operating the Bank and Insurer separately under one Group umbrella. The negotiations with the EC on the Restructuring Plan have thus acted as a catalyst to accelerate this process, by completely separating our banking and insurance operations, and ultimately eliminate our double leverage. The backgrounds and objectives of this strategic shift are further explained in the Strategy section.
ING has had to accept a number of commitments to obtain the EC’s approval for the transactions with the Dutch State. One of these involves the divestment of ING Direct US. It is anticipated that this divestment will take several years and be completed before the end of 2013. In the meantime, we will ensure that we continue to grow the value of the business and invest in a superior customer experience. We regard ING Direct US as a very strong franchise and the US market clearly offers potential for growth. The concession regarding ING Direct US has no impact on ING Direct in other countries. We remain committed to the ING Direct franchise as a strong contributor to our growth. Its unique customer proposition, simple transparent products and market-leading efficiency are core elements of our banking strategy.
Also as part of the Restructuring Plan, a new company will be created in the Dutch retail market out of part of our current operations, by combining the Interadvies banking division (including WestlandUtrecht Hypotheekbank and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail. This business, once separated, will be divested. The combined business will be the number 5 financial institution in the Netherlands. It is profitable and currently has a balance sheet of EUR 37 billion, with around 200,000 mortgage contracts, 320,000 consumer lending accounts, 500,000 savings accounts and 76,000 securities contracts. The business has a mortgage portfolio amounting to approximately EUR 34 billion, which equates to a market share of around 6%.

Furthermore, ING must refrain from being a price leader within the EU for certain retail and SME banking products, and must refrain from acquisitions of financial institutions that might slow down the repayment of the core Tier 1 securities. These restrictions will apply for the shorter period of three years or until the core Tier 1 securities have been repaid in full to the Dutch State.
ING had submitted the restructuring plan on the condition that the EC guarantees equal treatment of all state-supported financial institutions and safeguards the level playing field in the EU internal market. In January 2010, ING lodged an appeal with the General Court of the European Union against specific elements of the EC’s decision of November 18, 2009. The first element involves ING and the Dutch State’s agreement upon a reduction of the repayment premium for the first EUR 5 billion tranche of Core Tier 1 securities. This agreement provided the Dutch State with an early repayment and at an attractive return. The Commission views this reduction as additional state aid of approximately EUR 2 billion. Both ING and the Dutch State contest this element of the decision, as it could hamper discussions between ING and the Dutch State on repayment terms of the remaining Core Tier 1 securities. ING also seeks a ruling on the price leadership restrictions and the proportionality of the restructuring requirements demanded by the EC. ING believes it is in the interest of all its stakeholders to use the opportunities provided by law to let the General Court review these elements of the EC’s decision. The appeal does not alter ING’s commitment to execute its restructuring plan as announced on October 26, 2009. ING stands firmly behind its strategic decision to separate Banking and Insurance operations and divest the latter. These processes are on track and will continue as planned.
The restructuring measures, including steps already taken as part of our ‘Back to Basics’ programme, are expected to result in a pro forma balance sheet reduction of around EUR 600 billion by 2013, approximately the equivalent of 45% of the balance sheet at September 30, 2008. This will be achieved through divestments mentioned above and further deleveraging of the bank balance sheet. Including estimated organic growth, it is expected that by the end of 2013 our balance sheet will be approximately 30% smaller than at September 30, 2008. The proceeds from divesting the insurance operations will be used to eliminate double leverage and further repay the Dutch State.
Rights issue and additional agreements with the Dutch State
In conjunction with the Restructuring Plan submitted to the EC, we also reached an agreement with the Dutch State to modify the repayment terms of the Core Tier 1 securities in order to facilitate early repayment, bringing the terms in line with Dutch peers. We thereby made use of an early repayment option to repurchase half of the Core Tier 1 securities before the end of January 2010. As a result of the agreement, ING was able to repurchase EUR 5 billion of the Core Tier 1 securities at the issue price (EUR 10 per security). The total payment amounted to EUR 5,605 million and consisted of a repayment of the EUR 5 billion principal amount plus accrued coupon from May 12, 2009 to December 20, 2009 of EUR 259 million and a premium of EUR 346 million.
Furthermore, in order to obtain approval from the EC on our restructuring plan, additional payments will be made to the Dutch State for the IABF, corresponding to a reduction of 50 basis points on the funding fee monthly received by ING and an increase of 82.6 basis points on the guarantee fee annually paid by ING. In total, these annual extra payments amounted to a net present value of EUR 1.3 billion, which was booked as a one time pre-tax charge in the fourth quarter of 2009. Under the agreement, the IABF as announced in January 2009, including the transfer price of the securities of 90%, will remain unaltered.
In order to finance the repayment of the Core Tier 1 securities and to mitigate the EUR 1.3 billion pre-tax capital impact of the additional payments for the IABF, ING launched a EUR 7.5 billion rights issue. ING aims to finance any further repayments of core Tier 1 securities from internal resources, including proceeds from the divestment of the insurance operations. For more information see Note 33 of Note 2.1 to the consolidated financial statements.
GROUP STRATEGY
A clear course for the future
Key points:
▪	Full separation of Banking and Insurance; to be completed by the end of 2013

▪	Build future on sustainable profit based on our sound business ethics, good corporate citizenship and customer trust

▪	Create a leading international retail, direct and commercial bank

▪	Insurance activities very well positioned to capitalize on socio-economic trends

2009 marked the beginning of a new era for ING. After initiating our ‘Back to Basics’ programme, we set a clear course for the future by moving towards a full separation of our banking and insurance / investment management operations. This decisive step will turn us into a simpler and more agile organization and enabled us to meet the restructuring requirements of the European Commission. This was needed due to the transactions with the Dutch State in October 2008 and January 2009. In addition, in December 2009, we have started repaying the Dutch State. Our ambition is to become a leading international retail, direct and commercial bank, while creating a bright future for our insurance operations. We will focus on superior customer satisfaction, a strong financial performance, leading operating efficiency and a solid capital position. We want to build our future on sustainable profit based on sound business ethics and respect for our stakeholders. We aim to be a good corporate citizen and earn our customers’ trust by delivering financial products and services in the way they want them delivered: with exemplary service and convenience provided at attractive prices. This reflects our universal customer ideal: saving and investing for the future should be easier.
Separating Banking and Insurance
In October 2009, ING announced a clear course for the future. The Group is moving towards separation of its banking and its insurance operations. Thereby, we are taking the operational separation of the Bank and the Insurer/Investment Manager, that was initiated within the scope of the ‘Back to Basics’ programme launched in April 2009, one step further. The decision to separate is the right decision at the right time and was taken for the following reasons:
•	Due to our rapid growth in recent years, managing the Group was becoming increasingly complex, as Banking and Insurance (including investment management) not only have different drivers in their business models, but they also face different challenges in managing and pricing risk as well as in managing balance sheet exposures and capital needs.

•	In the past, especially in a benign economic environment, we have enjoyed a material capital benefit, as our diversification allowed us to utilize double leverage at our holding company. However, under less favourable market circumstances, this element of ING’s capital structure has appeared to be less beneficial.

•	There is insufficient geographic overlap of insurance manufacturing capabilities with bank distribution capabilities. Hence, banks today do not need to manufacture in house, the insurance products they distribute.

•	Finally, we are seeing an increased demand for greater simplicity, reliability and transparency.
In addition to these reasons, we also wanted to reach a timely resolution in the discussions with the European Commission (EC) about the support received from the Dutch State. Expediting the decision to separate our banking and insurance operations enabled us to meet EC demands to reduce our overall balance sheet, while maintaining as much as possible the strategic integrity of both parts of the business. For all these reasons, ING believes that the future of the Group will be best served by separating its banking and insurance operations. We will explore all options, including public offerings, sales or combinations thereof, taking into consideration all options to balance the interests of all stakeholders.
Repaying the Dutch State
In October 2008 and January 2009 we entered into transactions with the Dutch State: the first time to strengthen our capital position and the second time to mitigate risk. In the fourth quarter of 2009 we took action to start repaying this support. Through our rights issue we have successfully raised EUR 7.5 billion of new capital, which enabled us to repay EUR 5 billion of the Core Tier 1 Securities, representing half of the Core Tier 1 Securities, plus accrued coupon from May 12, 2009 to December 20, 2009 of EUR 259 million and a repayment premium of EUR 346 million. In addition, the capital raised provided us with sufficient buffer to offset the negative capital impact of the additional payments to be made for the IABF.
Shaping our future
Over the coming years ING will focus on its position as a leading international retail, direct and commercial bank, while ensuring a bright future for our insurance businesses. We will focus on superior customer satisfaction, a strong financial performance, leading operating efficiency and a solid capital position. The entire restructuring process, including the divestments, is scheduled to be completed by the end of 2013. 2010 will be a year of transition, and it will not be without challenges, as we work towards the operational separation of the banking and insurance businesses. We will approach this process with the utmost care and diligence to ensure an orderly and equitable separation. At the same time we will continue to work to improve the performance of both parts of the business for our customers and shareholders, by rationalizing our product offering, simplifying our processes and investing in further improvements in customer service. Through this process we will create strong and independent companies that can go forward to forge their own futures.
While implementing the strategic changes, we will do our utmost to maintain the confidence of our stakeholders and be a good corporate citizen. Only by acting with professionalism and integrity will we be able to maintain our stakeholders’ trust and preserve our company’s reputation. Our Business Principles play an important role in this respect, as they clearly prescribe the corporate values we pursue in both Banking and Insurance and the responsibilities we have towards society and the environment: we act with integrity, we are open and clear, we respect each other and we are socially and environmentally responsible. Throughout our entire organization, we will promote people-oriented leadership and drive for excellence, as we are extremely proud of our highly skilled and engaged employees.
ING always aims to earn its customers’ trust by delivering financial products and services in the way they want them delivered: with exemplary service and convenience provided at attractive prices. Our customers expect us to be available when they need us, to provide them with a clear overview of their financial situation, to respond to their queries in a fast and efficient way, to be open and transparent about our products and services and to provide them with objective and professional advice. We strive to meet these expectations by providing the right products and services to the right customers for the right returns. Consequently, we will continue to build our brand around a universal ideal of delivering an easier customer experience.
A leader in international Retail, Direct and Commercial banking
The bank of tomorrow should be effective at attracting customer savings, especially as there is expected to be a revival of traditional savings banks with lower risk appetites in response to the unprecedented events in the past two years. ING’s product offering therefore needs to become less complicated. At the same time it remains our ambition to provide high quality banking products that meet the expectations of our customers without doing harm to people or the environment and that are easy to access and understand. We will strive for strong and defendable market positions, a trusted brand and a strong marketing organization.
ING has a promising starting position. We are one of the largest savings banks in the world and our funding base is strong. We have a leading position in our home markets and our direct banking model is based on efficiency and innovative distribution, which are reflected in a low cost base and high customer satisfaction rates. On these strong foundations, we aim to build a leading retail, direct and commercial bank, anchored in the Benelux and predominantly focused on Europe with attractive growth options in Central Europe, Turkey and selected markets throughout Asia. ING will build on its global presence and international network and capitalize on its leadership position in gathering savings, multi-channel distribution, simple propositions and marketing, in particular through ING Direct. Cost leadership, superior customer service, innovative distribution and good corporate citizenship will be the key levers for our future development.
Although the actions needed to ensure success will vary across regions and product lines, we can already determine the main features for each business line:
•	Retail Banking: The transformation programmes in The Netherlands and Belgium will be continued to enhance customer centricity, streamline the business, reduce costs in our branch networks, expand our distribution capabilities and enhance cross-selling of different products to retail customers. Accordingly, ING will further simplify its product lines in the rest of Europe and Asia and use its experience in direct banking to expand its innovative distribution platforms.

•	ING Direct: We will continue to serve the needs of our customers by delivering simple and transparent retail banking products at very low cost and further strengthen our competitive advantage through excellent service and cutting edge distribution capabilities ensuring maximum convenience. We will further deepen customer relationships and offer an even more complete range of products and services.

•	Commercial Banking: We will serve large corporations in the Benelux and Central Europe by offering a full range of products, from cash management to corporate finance. Across our international network, we will pursue a more selective approach. We will concentrate on creating cost advantages by leveraging local scale and reducing costs through IT and process improvement. Cross-selling efforts will be increased and we will capitalize on our expertise in fixed income products in emerging markets to further strengthen our financial markets business.
As a consequence of EC requirements, ING also plans to divest certain banking activities before the end of 2013. This particularly involves ING Direct US and a combination of activities from ING’s Dutch retail operations.
Creating an optimal base for a bright future for Insurance
Our strong position as a global insurer focused on life insurance and retirement services gives us a competitive advantage, especially in the current market environment. The substantial reduction in asset values which we have seen over the past two years has not only reinforced customer demand for wealth accumulation, but also raised consumer awareness of the need for financial protection. ING Insurance is very well positioned to capitalize on these socio-economic trends. We have promising positions in a number of large markets (China, Brazil), are a leader in the mature markets of the Benelux and the United States, and we also have strong positions in Central Europe, Latin America, and Asia.

ING remains strongly committed to ensuring a high quality operational and financial performance in its insurance businesses in order to create an optimal base for a bright future. We expect the demand for mutual funds, pensions and insurance products to grow significantly in the near future, in particular for guaranteed products and capital protection. We will therefore strive for cost leadership, a superior customer experience, and above benchmark investment performance.
To take advantage of local trends and opportunities we will implement our insurance strategy on a regional basis. The planned actions for each region are:
•	The Netherlands: We plan to migrate to a single brand by combining all our activities under the revitalized Nationale- Nederlanden (NN) name. This will help increase our customer focus, streamline our distribution and reduce expenses.

•	United States: Operations are being refocused on three core businesses: retirement services, rollover annuity and individual life insurance.

•	Latin America: We plan to continue growth by leveraging our strong presence in the life insurance and pensions markets (mandatory and voluntary). We will focus on operating efficiency, product diversification, and innovation.

•	Asia: We will focus on fewer, coherent and strong businesses. During 2009 we have already put the SPVA business in Japan on run-off and sold our insurance business in Australia and New Zealand.

•	Central and Eastern Europe: Our main priority will be to further improve efficiency We will establish one integrated regional platform and reduce the administrative costs.

•	Investment Management: We will capitalize on the strong investment performance in 2009 to strengthen our asset base and attract new customers. Further, we are reviewing synergies by creating a globally-coordinated Investment Manager.
During the separation process, we will focus on generating sufficient income and capital to fully repay the Dutch State and strengthen the capital base of both the Bank and the Insurer. The divestment of Insurance is scheduled to be completed by the end of 2013. We will develop attractive exit strategies for our insurance operations that serve the interests of our customers, employees and shareholders. During the period the market conditions in public as well as private markets will of course be closely monitored.
Conclusions and ambitions
Without any doubt, 2009 was one of the most challenging years in the history of ING. In recognition of the increased demand for simplicity, reliability and transparency, ING decided to start moving towards separation of our banking activities and insurance activities. This will help us simplify our organization, enabling it to adapt itself more quickly, improve its efficiency and serve its customers better. On top of that, we took action to repay half of the capital we received from the Dutch State thanks to a successfully completed rights issue.
Our goal is to reinforce our position as a leading international retail, direct and commercial bank and to create an optimal base for a bright future of our insurance operations. While realizing this ambition, we will do our utmost to maintain the confidence of our stakeholders and be a good corporate citizen. In the pursuit of our universal ideal of delivering an easier customer experience, we will continue to deliver financial products and services in the way that our customers want them delivered: with exemplary service and convenience provided at attractive prices.
CORPORATE GOVERNANCE
Legislative and regulatory developments
In December 2008, the Monitoring Committee of the Dutch Corporate Governance Code (‘Frijns Committee’) published an updated version of the Dutch Corporate Governance Code (‘Corporate Governance Code’). The Corporate Governance Code became effective on January 1, 2009. Dutch listed companies are required to report, on the basis of “apply or explain” on their application of the principles and best-practice provisions of the Corporate Governance Code for the first time in their annual report for the financial year 2009.
On September 9, 2009 the Netherlands Bankers’ Association adopted the Banking Code (Code Banken), which became effective on January 1, 2010. As from the financial year 2010 ING Bank N.V. will report on the implementation of the Banking Code. On the application of the principles regarding remuneration, the Annual Report of ING Group will report as from the financial year 2010.
In addition, several legislative proposals are under discussion in the Lower House of the Dutch Parliament or were adopted by it in 2009. If enacted, these legislative proposals may affect ING Group.

Transactions with the Dutch State
On November 12, 2008, ING Group issued 1 billion Core Tier 1 securities (‘Core Tier 1 Securities’) to the Dutch State against payment of EUR 10 per Security resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The Core Tier 1 Securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the general meeting. The financial entitlements of the Securities are described in Note 13 of Note 2.1 to the consolidated financial statements.
On January 26, 2009, ING Group reached an agreement with the Dutch State regarding the IABF covering 80% of ING’s Alt-A residential mortgage-backed securities (‘Back-up Facility’). During 2009, ING Bank N.V. issued various series of debt instruments under the 2008 Credit Guarantee Scheme of the State of the Netherlands (“Bonds”), for the first time on January 30, 2009.
As part of these transactions, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million Core Tier 1 Securities, as long as the IABF continues or any of the Bonds is outstanding (whichever expires last).
These arrangements entail that:
•	the Dutch State may recommend two candidates (‘State Nominees’) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Nominees (see “Item 6. Directors, Senior Management and Employees);

•	ING Group will develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards and submit this to its General Meeting for adoption. This remuneration policy shall include incentive schemes which are linked to long-term value creation, thereby taking account of risk and restricting the potential for ‘rewards for failure’. The new remuneration policy will include objectives relating to corporate and social responsibility;

•	members of the Executive Board will not receive any performance-related payment – either in cash, options, shares or depositary receipts for shares – for the years 2008, 2009 and subsequent years until the adoption of the new remuneration policy mentioned above;

•	severance payments to members of the Executive Board will be limited to a maximum of one year’s fixed salary, in line with the Corporate Governance Code; and

•	appointment of the chief executive officer of the Executive Board requires approval of the State Nominees.
For more information on the State Nominees and for more information on the other arrangements, reference is made to “Item 6. Directors, Senior Management and Employees”.
The issue of the Core Tier 1 Securities and the IABF were temporarily approved by the European Commission on November 12, 2008 and March 31, 2009 respectively. In order to obtain definitive approval, ING Group presented a plan on October 26, 2009 (‘Restructuring Plan’) that will enable it to pay back the Dutch State, address the requirements of the European Commission for viability and fair competition and return its focus to the business and what matters most to customers. The Restructuring Plan includes a separation of the banking and insurance operations (including ING Investment Management), divestment of ING Direct USA and the creation of a new company in the Dutch retail market out of its current operations by combining the Interadvies banking division (including WestlandUtrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer credit portfolio of ING Retail Banking. This business, once separated, will be divested. The Restructuring Plan also provides in a reduction by ING Group of the outstanding Core Tier 1 Securities by EUR 5 billion (nominal amount), the conditions of which were adjusted in mutual agreement between ING Group and the Dutch State. On November 18, 2009, the European Commission approved the Restructuring Plan and gave final clearance for the issue of the Core Tier 1 Securities and the IABF.
On November 25, 2009, the General Meeting approved the strategic decision of the Executive Board to divest all insurance operations (including investment management) and authorised the Executive Board to issue ordinary shares of such number as would be necessary to raise an amount of capital up to EUR 7.5 billion, to enable ING Group to repurchase half of the outstanding Core Tier 1 Securities from the Dutch State and to strengthen ING Group’s capital base. To that effect, on November 27, 2009 ING Group launched a public offering of ordinary shares which was successfully settled and on December 21, 2009.
Shareholder participation and position of ING Trust Office
ING Group indicated earlier that the Executive Board and the Supervisory Board would consider the position of Stichting ING Aandelen (‘ING Trust Office’) and depositary receipts once the number of votes cast on ordinary shares and depositary receipts for ordinary shares at a general meeting, including proxies and excluding the votes which are at the discretion of ING Trust Office, was at least 35% of the total votes that may be cast for three consecutive years. In 2006, 28% of the total votes were thus cast, in 2007, the figure was 36.7%, in 2008, the figure was 38.7% and in 2009, the figures were 35.6% (annual General Meeting) and 31.1% (extraordinary General Meeting), so that in the 2009 annual General Meeting, the 35% threshold was exceeded for the third time in succession.
With a view to the above, the Executive Board and the Supervisory Board announced in the 2009 annual General Meeting that they would consider the steps to be taken with respect to the position of ING Trust Office. In connection therewith, it was communicated that, in particular against the backdrop of the financial crisis, more time is needed to consider the position of ING Trust Office, as the trust structure can be important to proper decision making in the near future and also to the long-term interest of ING Group. In accordance with this announcement, the Executive Board and the Supervisory Board considered the position of ING Trust Office in the build-up to the 2010 annual General Meeting. In connection therewith, they have taken the following into consideration:
The Executive Board and the Supervisory Board have established that a number of fundamental changes was set in motion by the financial crisis.
In general, the balance between the various interests which are involved in financial institutions have been re-evaluated. This concerns not only the balance between long-term interests and short-term interests, but also the balance between shareholders’ interests and the interests of other stakeholders. It is unmistakable and indisputable that, according to prevalent opinion, “good governance” with financial institutions entails that the long-term interests and the interests of the other stakeholders are emphasized more than in the past.
In addition, ING Group proceeded to a radical change of strategy and structure as a consequence of the financial crisis. This will be brought to completion in the future by means of the divestment of the insurance operations (including asset management).
Furthermore, the Executive Board and the Supervisory Board have established that the depositary structure as applied by ING Group, supports “good governance”. Although ING Trust Office, when determining its voting, puts the interests of shareholders and holders of depositary receipt first, it also takes into account the interests of other stakeholders. In this way it ensures a balanced decision-making.
The depositary receipt structure also ensures consistency in ING Group’s decision making as it prevents that the General Meeting will be unduly influenced by a minority. This consistency is indispensable, in particular in times of fundamental changes.
The depositary receipts structure thus provides the Executive Board and the Supervisory Board the room which is necessary to do justice to the long-term interests and the interests of the other stakeholders. In view of the importance of the balance between the long-term interests and the short-term interests and between the interests of shareholders and other stakeholders, as well as the importance of consistency in ING Group’s decision making, within the current legal framework the depositary receipts structure, in the opinion of the Executive Board and the Supervisory Board, is still the most appropriate means to achieve this.
In view of the foregoing, the Executive Board and the Supervisory Board are of the opinion that abolishing the depositary receipt structure cannot be justified at this moment. There will be a natural moment to evaluate ING Group’s governance in its entirety as soon as the current restructuring and the forthcoming divestments are completed. The depositary receipts structure will form part of that evaluation.
Risk committee, Remuneration Committee and Nomination Committee
On January 1, 2009, the Remuneration and Nomination Committee of the Supervisory Board was split into a separate Remuneration Committee and Nomination Committee. As recommended in section III.5.11 of the Corporate Governance Code, the Remuneration Committee will not be chaired by the chairman of the Supervisory Board. On June 1, 2009, a separate Risk Committee was set up.
CORPORATE GOVERNANCE CODES
Compliance with the Corporate Governance Code
For its corporate governance structure and practices, ING Group uses the Corporate Governance Code as reference. During 2009 ING Group considerd the Corporate Governance Code and to what extent it could be implemented. ING Groep N.V.’s implementation of the Corporate Governance Code will be submitted for approval at the 2010 General Meeting. The Corporate Governance Code can be downloaded from the website of the Monitoring Commission Dutch Corporate Governance Code

(www.commissiecorporategovernance.nl/Corporate_Governance_Code). Any deviations from the Corporate Governance Code which are to be reported for 2009 are addressed in this annual report. However, deviations from the Corporate Governance Code with respect to the remuneration of the Executive Board and the Supervisory Board are addressed in “Item 6. Directors, Senior Management and Employees”, whereas any deviations from the Corporate Governance Code by the Trust are reported in the Trust’s own report and can be found on www.ingtrustoffice.com
ING Group also considers the principles of the Banking Code with respect to remuneration as a reference and will, in accordance with the Banking Code, report on their application as of the financial year 2010. The remaining principles of the Banking Code are not considered as a reference for ING Group’s own corporate governance, although the application thereof by ING Group’s banking subsidiaries will be reflected to a certain extent in ING Group’s own corporate governance structure and practices.
NYSE Requirements
For an overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies, see Item 16G. Corporate Governance. The summary of such significant differences is also available on the website of ING Group (www.ing.com).
CORPORATE ORGANIZATION
ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board is responsible for the day-to-day management of the Group and its business lines (Retail Banking, ING Direct, Commercial Banking Insurance Europe, Insurance Americas and Insurance Asia/Pacific). For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.
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
The following chart shows the breakdown by business line of ING’s total income for the year 2009. Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and result before tax by business line for the years ended 2009, 2008 and 2007.

RETAIL BANKING
The retail banking business focuses on retail banking services to individuals, and to small- and medium-sized businesses and on private banking. These businesses are supported by a multi-product, multi-channel distribution approach. We serve two types of retail markets, each reflecting our different market positions and therefore each requiring a slightly different approach with regard to the retail strategy. In the mature markets of the Netherlands and Belgium, our strategy is to assist our clients in areas such as wealth accumulation, savings and mortgages. We seek to distribute these different products through an efficient mix of channels appropriate to the client segments and products. In a number of selected developing markets with the right demographics, economic growth potential and stable institutional environment, our strategy is to become a prominent player in the local retail banking markets, providing our clients with simple but quality products.
The Netherlands
ING combined ING Bank and Postbank under the ING brand in the first quarter of 2009. As of October 2009, it had over 8 million retail clients and 600,000 SME clients. The new bank has improved customer service by combining the direct banking model of Postbank with the professional advice capabilities of ING Bank.
Retail banking reaches its individual customers through home banking, telephone, call centers, internet banking, mailings and post offices. Using direct marketing methods, it leverages its position as a leading provider of current account services and payments systems to provide other financial services such as savings accounts, mortgage loans, consumer loans, credit card services, investment and insurance products. Mortgages are offered through a tied agents sale force and direct and intermediary channels.
ING Bank Netherlands operates through a branch network of over 250 branches. It offers a full range of commercial banking activities and also life and non-life insurance products. It also sells mortgages through the intermediary channel.
Belgium
ING Belgium provides banking, insurance (life, non-life) and asset management products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices, 800 branches and direct banking channels (fully automated branches, home banking services and call centres). ING Belgium also operates a second network, Record Bank, which provides a full range of banking products through independent banking agents and credit products through a multitude of channels (agents, brokers, vendors).
Central Europe
In Poland, ING Bank Slaski provides a full range of banking services to business and individual customers through a network of 430 branches, supported by ATMs and telephone, internet and electronic banking. Since 2004 we have opened 200 fully automated outlets in Romania that provide selected banking products to individual clients. On December 24, 2007 the acquisition of Oyak Bank was completed and in July 2008 Oyak Bank was successfully rebranded into ING Bank. ING Bank is a leading bank in the Turkish market offering a full range of banking services with a focus on retail banking.
Asia
In India, ING Vysya Bank has a network of 460 branches supported by a sales force of tied agents, who provide a full range of banking services to 2 million business and individual clients. In China, ING acquired a 19.9% participation in Bank of Beijing in 2005, reduced by the IPO of the Bank of Beijing to 16.1%. In Thailand ING has a 30% stake (on a fully diluted basis) in TMB Bank, a universal banking platform with a nationwide network.
Private Banking
Private Banking provides wealth management services to high net worth individuals throughout the world. We have continued to raise the visibility of the Private Banking activities in the Benelux to penetrate ING’s existing client base in these markets. As discussed in Item 4 “Information on the company – Changes in the composition of the Group”, ING has recently sold its Swiss Private Banking business and reached an agreement for the sale of its Asian Private Banking business to OCBC Bank.

ING DIRECT
ING Direct is a direct banking business, which is an important part of ING’s international retail strategy. The strategy of ING Direct is to be a low-cost provider of financial services in large, mature markets by offering clients simple and transparent products and excellent service via call-centres, direct mail and the internet. The main products offered by ING Direct are saving accounts and mortgages. ING Direct also sells a focused range of financial products such as mutual funds, e-brokerage, payment accounts and pensions.
ING Direct’s direct banking business is active in nine countries: Canada, Spain, Australia, France, the United States, Italy, Germany, Austria and the United Kingdom and as of the end of 2009, provides services to almost 23 million customers.
ING Direct showed in 2009 resilient commercial growth bringing the total client retail balance (includes funds entrusted, off balance sheet funds and retail lending) to EUR 370 billion at the end of December. ING Direct is focusing on maintaining an attractive customer offering in savings and term deposits while continuing to balance its mortgage portfolio. In 2009 ING Direct further expanded its product range through the launch of payment accounts in several countries. At year-end 2009 total funds entrusted to ING Direct worldwide amounted to EUR 217 billion and total retail lending amounted to EUR 131 billion.
On October 26, 2009, ING announced its Restructuring Plan pursuant to which it intends to divest ING Direct United States by the end of 2013.
Until the completion of the divestment, ING intends to continue to manage its US direct banking business as though it will be the long-term owner, investing in growth opportunities when they are attractive and can be supported by the capital and management of the business. The divestment is expected to take several years and is not anticipated before the end of 2013. ING remains committed to the ING Direct franchise, which ING expects to be an important contributor to ING’s growth going forward.
COMMERCIAL BANKING
Commercial Banking conducts operations for corporate clients – from large companies to major multinationals – as well as for governments and financial institutions. The primary focus is on the Netherlands, Belgium, Poland and Romania, where it offers a full range of products, from cash management to corporate finance. Elsewhere, it takes a more selective approach to clients and products. Commercial Banking is comprised of the following product groups: Lending, Payments and Cash Management (PCM), Structured Finance, Leasing & Commercial Finance, Financial Markets and ING Real Estate.
In 2009, Commercial Banking continued executing its own ‘Fitter, Focused, Further’ strategy for 2008-2010, with the aim of becoming a leader in several key markets and products by the end of 2010. The strategy includes becoming the market leader in the Benelux, a top 5 wholesale bank in Central and Eastern Europe (selected markets), and a global or regional leader in a number of key product areas, including Structured Finance, Financial Markets, PCM and Leasing.
Throughout 2009, Commercial Banking worked hard to manage its capital, reduce risks and contain costs in line with the Back to Basics programme. Operating expenses decreased in 2009 compared with 2008 due to cost-containment programmes and reduced headcount. Commercial Banking significantly reduced risk in its Financial Market books, reflected by a lower Value at Risk measure. It also significantly reduced exposure to high-risk industries. In addition, the Financial Markets Emerging Markets initiative was put on hold, which also contributed to the Group’s overall balance sheet reduction.
Volumes decreased at Lending over the course of the year; however, income increased due to repricing of the portfolio and widening lending margins in the first quarters of the year.
Income at PCM has been under pressure due to lower interest rates and competition for liabilities, especially in The Netherlands and Central & Eastern Europe, where volumes in transactions increased and fees were under pressure. Commercial Banking won the coveted TMI European Cash Management Award for 2009.
Structured Finance, ING’s specialised finance arm, achieved solid income growth and a decease in costs during 2009. However, these were more than offset by an increase in risk costs.
Leasing & Commercial Finance saw a decline in earnings due to weak economic conditions that resulted in a lower result on sale of leased assets and increased residual value provisioning, as well as an increase in risk costs. However, ING Lease moved up to the 4th position in the ranking of Top European Leasing Companies by Leaseurope.
Financial Markets enjoyed a strong year due to the steep yield curve, increased spreads and favourable trading conditions. Margins on standardised flow products remained at elevated levels, as counterparty and credit risks were increasingly priced in. Financial Markets has sought cross-selling opportunities across product areas and client groups. Going forward, the Financial Markets Emerging Markets initiative will be relaunched to leverage the existing strong brand, reputation, skills and products in Central & Eastern Europe and Asia.
In 2009, the Finance and Development businesses of ING Real Estate were transferred to the Commercial Banking business. Although Real Estate Finance remained globally active, the difficult market circumstances resulted in lower transaction volumes and required a strong focus on portfolio management. Real Estate Development undertook several actions to counter the impact of the crisis and repositioned the business to take advantage of future market recovery.
Throughout 2009, ING completed high-profile deals that showcased its commitment to cross-selling and offering clients solutions across regions. These transactions included underwriting EUR 2.05 billion in a EUR 19 billion Jumbo Syndicated Loan to finance Gas Natural’s acquisition of Union Fenosa in May. ING played a leading role in the balance sheet restructuring of the Vandemoortele Group in Belgium in June. ING also acted as sole financial advisor for Vopak in a EUR 110 million preference shares transaction, marking the first large corporate preference shares issuance for a listed company in the Netherlands since 2004.
In 2009, Commercial Banking achieved strong results, despite negative impairments and fair value changes in Real Estate and higher risks costs. Going forward, it will continue to secure important mandates and transactions and leverage on its expertise and international network to meet client needs globally. Risk and expenses will be managed carefully and the strategic focus will continue on key markets and product areas where it has a competitive advantage.
INSURANCE EUROPE
ING Insurance Europe operates in the Netherlands, Belgium, Luxembourg, Italy, Spain, Greece, Poland, Hungary, the Czech Republic, Slovakia, Romania, Bulgaria and Turkey. The Russian life greenfield was discontinued in the third quarter of 2009. The operating companies in these countries have tailored their insurance products, investment and pension fund services for certain target markets and distribution channels. Insurance Europe will focus on customer centricity, simplifying its operating process, stable investment performance, managing capital efficiently and reducing its cost base .
ING Insurance Europe has three key strategic priorities. First, in the mature markets of the Benelux, ING focuses on improving efficiency and client –focus and optimizing the balance sheet. Second, in the growing markets of Central Europe, the focus is on returning to growth in key geographies. Third, across all regions, ING leverages on the opportunities created by the ageing of the European population by reinforcing its position as a specialist provider of life insurance, investments and retirement services for retail customers and achieving on long term market leadership.
In the Netherlands, ING executes on the strategy to integrate the Dutch insurance businesses. With this new strategy, ING responds to the customer need for convenience, personal advice, transparency and security. By utilizing all current distribution channels, customers will be able to choose for themselves how and where they want to purchase products. The network of independent brokers will continue to play an important part as will both banking channels and the own advisors of ING in the Netherlands. In Belgium and Luxembourg ING distributes its products via banks.
In Central Europe, tied agents are the main distribution channel. In this region too, ING continues to strive towards a multi-distribution approach, especially with banks and brokers as additional channels. ING considers the client’s need for personal service and specialized advice as an important factor in determining how to distribute its products and services within Europe.
ING Investment Management Europe (“ING IM Europe”) is the principal proprietary asset manager for ING Insurance Europe. ING IM Europe also manages equity, fixed income and structured investments for institutional investors and the private label investment funds sold by various ING companies, including ING Netherlands, ING Bank Belgium, Nationale-Nederlanden and third party distributors.
ING’s life insurance products in Europe consist of a broad range of traditional, unit-linked and variable annuity policies written for both individual and group customers. In some countries, Group policies are designed to fund private pension benefits offered by a wide range of businesses and institutions as a supplement to government provided benefits. ING is also a prominent provider of mandatory and voluntary pension funds in several countries in Central Europe. ING also has a dedicated team to develop and grow its variable annuity business across Europe. So far the variable annuity product has been rolled out in Luxembourg, Spain, Hungary, the Netherlands, Italy and Belgium.
ING’s non-life products, mainly in the Netherlands, include coverage for both individual and commercial/group clients for fire, motor, disability, transport insurance, third party liability insurance and indirect premiums (incoming reinsurance premiums). Nationale-Nederlanden has also developed a central product manufacturing service for property & casualty insurance, which has developed products for ING Bank in Belgium and ING in the Netherlands. ING offers a broad range of disability insurance products and complementary services for employers and self-employed professionals (such as dentists, general practitioners and lawyers).
INSURANCE AMERICAS
ING Insurance Americas (“ING Americas”) operates in the United States and Latin America. ING Americas offers life insurance, retirement services (primarily defined contribution plans), annuities, mutual funds, broker-dealer services and institutional products, including institutional asset management products and services. The company is well positioned to take advantage of the long-term demographic opportunities that arise from a combined market of 700 million people in the seven countries in which ING operates. In the US, ING operates three core businesses: Retirement Services, Individual Life and Rollover Annuities. In Latin America, the core business is Mandatory Pension Funds, however, insurance, mortgage, leasing and mutual fund products are also offered.
Since ING Group’s Back to Basics strategy was announced in April, Insurance Americas has made strong progress towards creating a simpler, less complex organisation. During the year, Insurance Americas divested non-core businesses including annuities and mortgages in Chile, ING’s 70% shareholding in ING Canada and the Argentine annuity business. In addition, it reached agreement to sell its US group reinsurance business to Reinsurance Group of America (RGA) and to sell the majority of its US ING Advisors Network to Lightyear Capital. Both of these transactions closed in the first quarter of 2010.
ING continued to build on its strong market positions in retirement services in the US, despite challenging markets. The ageing of the US population creates significant long term growth opportunities. Those aged 45 or older (baby boomers) control the majority of financial assets in the US and the impending retirement of baby boomers is increasing their focus on retirement. The acquisition of the CitiStreet business in July 2008, with its advanced, streamlined technology platform, has provided scale and capacity to better serve the retirement needs of both plan participants and the companies or organisations that sponsor plans. ING now serves the full spectrum of the retirement services market from providing full service retirement savings plans to offering only recordkeeping services and is uniquely positioned to serve all sizes (from individual to hundreds of thousands of participants) and segments of the market – including plans sponsored by corporate, education, government, healthcare and non-for-profit employers.
The US annuity business was restructured in 2009 to enable ING to better meet the needs of retiring baby boomers. The business was divided into two separate businesses: ING Financial Solutions and Legacy Annuity. Beginning in the first quarter of 2010, ING Financial Solutions will offer a number of lower cost rollover annuity products designed primarily for those individuals who are retiring from companies which currently have ING-provided retirement plans. These rollover annuity products will be part of a broad suite of simpler, lower cost, lower risk investment vehicles. Their development is in line with ING’s strategy of providing customers with more transparent, less risky and easier to understand products. Rollover, or IRA, products, which are essentially products that provide sources of retirement income, are expected to be the fastest growing segment of the US retirement market.
ING operates the second largest pension mandatory business in Latin America. As of December 31, 2009, ING is the largest pension administrator with a 31% market share in Peru, and the second largest in Uruguay; in Mexico and Chile the third largest; and ING ranks in Colombia among the top-five providers. The five businesses together have 9.7 million customers and EUR 35 billion in assets under management. Despite challenging conditions, ING held its market share in all countries. ING’s leading brand in life and pension businesses across the region enabled the company to continue to post solid top- and bottom-line growth in 2009.
A new wealth management platform was successfully established in Chile as a means of attracting a larger share of affluent customers. As a result of its success, ING rolled out the platform in other countries in the region (Colombia, Mexico and Peru), as part of Latin America’s strategy to target affluent markets.
The Asset Management organization includes ING Investment Management Americas (“ING IM Americas”), Mutual Funds and Financial Products. ING IM Americas manages proprietary assets for ING Americas’ insurance entities, investing in a diverse mix of public fixed income, private placements, commercial mortgages and alternative assets. ING IM Americas also manages third party assets in select business units (mainly in the U.S.), including mutual funds and mutual fund sub-advisory, institutional assets, alternative assets and managed accounts; their products are distributed through internal, affiliated and outside distribution channels.
INSURANCE ASIA/PACIFIC
ING Insurance Asia/Pacific (“IAP”) is a leading provider of life insurance products and services. It is the third-largest international life insurer, based on 2009 annual premium equivalent (APE), with nine life operations in seven markets. In 2009, IAP completed the sale of its life insurance business in Taiwan on February 11, 2009 and the sale of its insurance / wealth management businesses in Australia and New Zealand on November 30, 2009. IAP has flagship operations in the mature and larger markets Japan and South Korea, operates a dominant business in Malaysia, and is well positioned to secure an increasing share of future growth in the large and emerging markets of China, Hong Kong, India and Thailand, which are also among the fastest growing in Asia.
An IAP regional office in Hong Kong leads, controls and supports all IAP business units in the region, ensures implementation of strategy and standards and facilitates regional and global synergies.
The business units of IAP offer select types of life insurance, wealth management, and retail products and services. These include annuities, endowment, disability/morbidity insurance, unit linked/ universal life, whole life, participating life, group life, accident and health, term life and employee benefits. In Hong Kong non-life insurance products (including medical, motor, fire, marine, personal accident and general liability) are also offered.
The core traditional distribution network of tied agents, career agents and financial advisors is increasingly complemented by alternative distribution channels including bancassurance, brokers, worksite and direct marketing as well as online distribution.
PRINCIPAL GROUP COMPANIES
Reference is made to Exhibit 8 “ List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION
The insurance, banking, asset management and broker-dealer businesses of ING are subject to detailed comprehensive supervision in all the jurisdictions in which ING conducts business. This supervision is based in large part on European Union (“EU”) directives and regulations, discussed more fully below.
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
A large number of national, regional and global bodies have presented in 2009 views and proposals of possible legislative and regulatory changes for the banking, insurance and investment industry. In February 2009 the High-Level Group on Financial Supervision in the EU chaired by Mr Jacques de Larosière submitted, in line with its October 2008 mandate, a report with recommendations to the European Commission on the need for stronger coordinated supervision and effective crisis management procedures in the EU. This report has resulted in various far reaching proposals by the European Commission to amend current legislation vis-à-vis the European supervisory architecture, but also on items such as capital, liquidity, securitization and remuneration. On the issue of supervisory architecture we have seen the intended establishment of European supervisory agencies. Increased capital and liquidity standards and changes to the rules governing securitization and remuneration may also have significant impact on the financial industry. We have seen many other bodies, including national legislators and supervisory authorities, presenting possible new legislation or guidelines on the abovementioned topics, these include for example the Dutch Government “vision document” on the future of the Dutch financial sector, the Turner and Walker Reviews in the UK, and various proposals by the Obama administration in the US. On a global level, in particular the Financials Stability Board and the Basel Committee on Banking Supervision have laid down proposals that may have a significant impact on the way financial institutions will operate going forward. The aggregated impact and possible interaction of all the proposals is hard to determine making it a necessity to align these proposals where possible. The financial industry has not stood silent and has also taken initiatives by means of guidelines and forms of self regulation. A prime example of the latter is the Banking Code as established by the Dutch Bankers’ Association, which entails a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks will have to apply on a comply or explain basis. Another landmark regulatory development is the establishment of the Solvency II directive for insurance companies. Solvency II will bring a new and enhanced supervisory framework for insurance companies, whereby solvency, capital and risk management standards are brought to an elevated level compared to the framework currently in existence. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. ING Bank N.V. has in 2009 liquidated the Netherlands Caribbean Bank, which had been a 100% owned subsidiary since 2007.
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
The European Commission, jointly with Member States, is carrying out a fundamental review of the regulatory capital regime of the insurance industry (the Solvency II project). Its objective is to establish a solvency system that is better matched to the true risks of insurers enabling supervisors to protect policyholders’ interests as effectively as possible and in accordance with common principles across the EU. The European Parliament adopted and approved the Solvency II directive (level 1 text) on April 22, 2009. As regards the level 2 text (interpretations by CEIOPS) and level 3 text (interpretations by local regulators/guidance), the work is steadily advancing.
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
ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are used by state insurance regulators as an early warning regulatory tool to identify possibly inadequately capitalized insurers which may need additional regulatory oversight. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2009.
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
Argentina
In May 2009, ING sold 100% of its stake in the insurance annuities business in Argentina.
ING is in the process of liquidating Nationale-Nederlanden Cía de Seguros de Vida (INGIA) a legacy company which is a branch of the Nationale Nederlanden Life in Holland. In late 2004, ING sold the insurance portfolio of this company. Currently INGIA is winding down the entire business which is in the final stage of liquidation process.
Private pension fund businesses in Argentina were nationalized on December 9, 2008, pursuant to law 26.425. This law ordered all Private Pension Fund Managers (“AFJP”) to transfer the pension funds they then held to the ANSES (“Administración Nacional de la Seguridad Social”), the Argentine State social security system. As a result of the nationalization of the Argentine pension fund system, ANSES has taken over control of the private pension funds and ING’s Argentine AFJP will ultimately be liquidated. During this liquidation process, the AFJP is regulated by the General Inspection of Justice (“Inspección General de Justicia”).

Peru
ING’s mutual fund and pension businesses in Peru are subject to supervision at the federal level by the National Supervisory Commission of Entities and Securities (Comisión Nacional Supervisora de Empresas y Valores) and Superintendent of Banking, Insurance and Private Pension Fund Administrators (Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones), respectively. Various laws and regulations including those related to capital maintenance, disclosure to clients with respect to client funds under administration, minimum investment yield, marketing activities and investment trading, safeguarding of confidential information, proper complaint handling, risk management, supervision of sales force activities, and anti-money laundering standards and procedures also apply.
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
ING’s pension business in Chile is subject to supervision by the Chilean Superintendent of Pension (“SP”) (“SP”), regulations issued by the SP, Decree Law No. 3.500 of 1980 (“DL 3.500”) and by its regulation (“Supreme Decree No. 57”). The SP is the authority that licenses and regulates pension funds in Chile. According to DL 3.500, pension funds must be managed by corporations that are pension funds administrators (“AFPs”). The DL 3.500 regulates the structure of funds, investment limits, transactions with related parties, the transfer of pension members’ participations between AFPs, and other pension fund administrator rights and obligations. AFPs are incorporated as stock corporations and ING’s pension businesses are also subject to supervision by the Chilean Securities and Insurance Commission (“SVS”),
ING’s mutual fund business in Chile is subject to supervision by the Chilean Securities and Insurance Commission (“SVS”), the rules and directives issued by the SVS, the Securities Exchange Law (“Law No. 18.045”), the Corporation Law (“Law No. 18.046”), the Mutual Funds Law (“Decree Law No. 1325”), the Mutual Funds Regulations (“Supreme Decree No. 249”) and the rules established in the relevant internal regulations, approved by SVS. The SVS is the authority that licenses and regulates mutual funds in Chile. Mutual Fund Companies are incorporated as stock corporations. The abovementioned regulation establishes requirements and regulations regarding the conduct of operations by mutual fund businesses, including rules regarding permitted investments and legal solvency requirements and restriction regarding funds ownership by the company.
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
Law 1328 of 2009 created Multifund for mandatory pensions fund and multi-portfolio for Severance pay fund. Multi-portfolio for Severance pay fund started applying on January 2010, and in December 2009 the Government issued the regulation regarding the administration commission, investment regimen and profitability limits. On the other hand, Multifunds for Mandatory Pensions will become effective starting September 2010. No regulation on this matter has been issued.
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

Uruguay
ING Group’s pension business in Uruguay is subject to the regulation of the Uruguay Central Bank (“Banco Central del Uruguay”) pursuant to Law 16.713, a Federal law which sets forth the creation of the private pension system (sistema previsional), requirements for incorporation of Administradora de Fondos de Ahorro Provisional (“AFAP”), capital, eligible investment and resources. Specific regulations such as decrees and official letters (circulares) issued by the Central Bank also deal with bank secrecy, anti-money laundering, sales and marketing training and supervision.
Asia/Pacific
While the insurance regulations in Asia Pacific vary from country to country, these regulations are designed to protect the interests of policyholders. Most jurisdictions in which ING operate have regulations governing solvency standards, capital and reserves level, permitted investments, business conduct, sales intermediaries licensing and sales practices, policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain marketing expenses. In general, insurers are required to file detailed financial statements with their regulators. Regulators have power to conduct regular or specific examinations of the insurers’ operations and accounts and request for information from the insurers.
Japan
ING Group’s life insurance subsidiary in Japan is subject to the supervision of the Financial Services Agency (“FSA”), the chief regulator in Japan, the rules and regulations as stipulated by the Commercial Code (to be replaced by Insurance Law from as of April 1, 2010), Insurance Business Law and ordinances of the Cabinet Office. The affairs handled by the FSA include, among others, planning and policymaking concerning financial systems and the inspection and supervision of private sector financial institutions including insurance companies.
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
South Korea
ING Group’s South Korean insurance companies are subject to supervision by the Financial Services Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). A second body, the Korean Insurance Development Institute (“KIDI”) advises the FSC, FSS and the Ministry of Strategy and Finance on policies and systems related to life insurance and may calculate net insurance premium rates that insurance companies can apply and report such premium rates to the FSC. The KIDI must approve all new products and revisions of existing products. Since 2006 the FSS has sharpened its supervisory policies based on the Risk Assessment and Application System.
Malaysia
ING Group’s Malaysian insurance subsidiary is subject to the supervision of the Central Bank of Malaysia (“BNM”). Regulation of the Malaysian insurance industry covers licensing, policy development, administration and enforcement of the industry, actuarial function and consumer education and complaints handling. In addition, BNM introduced the Risk-Based Capital Framework for insurers with effect from January 1, 2009 to better align the regulatory capital requirements with the underlying risk exposure of each individual insurer.
BANKING
Wholesale Banking, Retail Banking and ING Direct
Basel II and European Union Standards as currently applied by ING Bank
DNB, the Dutch Central Bank and home supervisor, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II Accord. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local Basel requirements as well.

ING uses the Advanced IRB Approach for credit risk, an internal VaR model for its trading book exposures and the Advanced Measurement Approach for operational risk. During 2008 and 2009 a Basel I regulatory floor of 90% and 80%, respectively, still applied. A small number of portfolios are still reported under the Standardized Approach.
ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the Netherlands. ING Bank’s independent auditors audit these reports on an annual basis.
Payment Services Directive
The Payment Services Directive (“PSD”) is a harmonized legal framework for the market for payment services in the European Union, and a direct result of the so-called Lisbon Agenda to make the EU the most dynamic and competitive knowledge-based economy in the world by 2010. The PSD had to be implemented in the national laws of all EU Member States at the latest by November 1, 2009, but not all Member States were able to meet this deadline. The PSD pursues a threefold objective, being the enhancement of competition by removing payment market entry barriers, the enlargement of market transparency for all payment service users and the standardization of rights and obligations of both providers and users of payment services in the European Union.
The PSD affects current as well as future payment products, including SEPA products. As a consequence, ING businesses offering payment services in no less than 17 Member States of the European Union are impacted. An extensive programme covering all these countries has been set up by ING enabling ING to face the challenges of the new post-PSD market for payment services and strengthen its position as a major European player in the payments arena.
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
Within the legislative and executive branches, there are growing discussions regarding the need to reform the financial supervision framework and regulatory structure in the U.S. The results and impact of this review and any likely changes are unclear, but any changes could have a material impact on the whole of the financial industry and banking institutions in particular.
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

As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. ING Bank N.V. has in 2009 liquidated the Netherlands Caribbean Bank, which had been a 100% owned subsidiary since 2007.
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
ING Direct Canada operates a wholly-owned mutual fund dealer subsidiary, ING Direct Mutual Funds Limited that is subject to provincial regulation in the provinces in which it operates. ING Direct Mutual Funds Limited’s home province supervisor is the Ontario Securities Commission, which regulates the sale of mutual funds and equities in Ontario. ING Direct Funds Limited is also a member of the Mutual Funds Dealer’s Association, a mandatory self-regulatory body, which governs and oversees the conduct of mutual fund dealers in Canada.
Asia/Pacific
Australia
The Australian Prudential Regulation Authority is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers.

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES
Americas
United States
ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states in which they operate, and the Financial Industry Regulatory Authority (“FINRA”), the self-regulatory organization which succeeded to the regulatory functions of the National Association of Securities Dealers and the New York Stock Exchange. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These and other laws, and the regulations promulgated there under, impose requirements (among others) regarding minimum net capital, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers, clearance and settlement procedures and anti-money laundering standards and procedures. The rules of FINRA in some respects duplicate the above-mentioned legal requirements, but also impose requirements specific to the marketplaces that FINRA oversees. For example, FINRA imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and requirements regarding transactions effected in its listed securities market.
Certain ING entities in the United States (including certain of its broker-dealers) also act in the capacity of a federally registered investment advisor (i.e., providing investment advice to customers for a fee), and are governed in such activities by the Investment Advisers Act of 1940, as amended. Moreover, certain ING entities manage registered investment companies (such as mutual funds) and the Investment Company Act of 1940, as amended, regulates the governance and activities of those funds. These laws impose, among other things, record-keeping and disclosure requirements on ING in the context of such activities. Moreover, the laws impose restrictions on transactions or require disclosure of transactions involving advisory clients and the advisor or the advisors’ affiliates, as well as transactions between advisory clients. In addition, ERISA imposes certain obligations on investment advisors managing employee plan assets as defined in the Act.
Other federal laws affect ING’s US financial services businesses in a variety of ways, including federal and state privacy legislation which requires safeguarding and confidentiality of customer information, federal tax laws, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. Certain sales and solicitation practices are also subject to US Department of Labor and state regulation and disclosure obligations as well.
The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the Securities and Exchange Commission, the states, or FINRA. Moreover, employees who are found to have participated in the violations, and the managers of these employees, also may be subject to penalties by governmental and self-regulatory agencies.
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

COMPETITION
ING is involved in insurance, retail and wholesale banking, and other products and services across more than 40 countries. The mature markets of the Netherlands, Belgium, the Rest of Europe, North America and Australia are characterised by a high degree of competition. As financial institutions from mature markets have increasingly established themselves in developing markets, competition in these markets has increased too. In some cases ING and its competitors have sought to form alliances, mergers or strategic relationships with local institutions, which are rapidly becoming more sophisticated and competitive.
During the financial crisis, governments around the globe have undertaken exceptional measures to support financial institutions. ING’s management feels that these measures were important and necessary steps to restore confidence and bring stability and certainty to the financial system. ING itself entered into two transactions with the Dutch State: the issuance of EUR 10 billion Core Tier 1 Securities to the Dutch State in October 2008 and the IABF.
Under European state-aid rules, all state-supported financial institutions need to demonstrate their long-term viability and take actions to prevent undue distortions of competition. As a result, and in parallel to the introduction and implementation of the first phases of the Back to Basics programme, ING was also required to develop and submit a restructuring plan to the EC. We had to devise a plan that would not only enable us to pay back the Dutch State and address the EC’s requirements, but also return our focus to the business and our customers.
Our negotiations with the EC were finalized in October 2009. On November 18, 2009 the EC formally approved the restructuring plan, which ING had submitted on the condition that the EC guarantee equal treatment of all state-supported financial institutions and safeguard the level playing field in the EU internal market. With this decision the EC also gave final clearance for the issuance of the Core Tier 1 securities to the Dutch State and for the IABF. On November 25, 2009, an extraordinary General Meeting of ING shareholders approved the resulting strategic shift of the company, as well as the proposed rights issue of EUR 7.5 billion to facilitate an early repayment for the first EUR 5 billion tranche of Core Tier 1 Securities to the Dutch State. The restructuring plan’s strategic implications for ING’s competitive profile are explained below.
As discussed under “Item 4. Information on the Company – Recent Developments”, a key goal of the Back to Basics programme was to reduce ING’s complexity by operating the Bank and Insurer separately under one Group umbrella. The negotiations with the EC on the Restructuring Plan have thus acted as a catalyst to accelerate this process, by which banking and insurance operations, will be separated and double leverage eliminated. In addition, ING has had to accept a number of commitments to obtain the EC’s approval for the transactions with the Dutch State. One of these involves the divestment of ING Direct US. It is anticipated that this divestment will take several years and be completed before the end of 2013. In the meantime, ING intends to grow the value of the business and invest in a superior customer experience. We regard ING Direct US as a strong franchise and the US market as offering potential for growth. The divestiture of ING Direct US has no impact on ING Direct in other countries. We remain committed to the ING Direct franchise globally as a strong contributor to our growth
Also as part of the Restructuring Plan, a new company will be created in the Dutch retail market out of part of our current operations, by combining the Interadvies banking division (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden), and the existing consumer lending portfolio of ING Retail. This business, once separated, will be divested. The combined business will be the number 5 financial institution in the Netherlands. It is profitable and currently has a balance sheet of EUR 37 billion, with around 200,000 mortgage contracts, 320,000 consumer lending accounts, 500,000 savings accounts and 76,000 securities contracts. The business has a mortgage portfolio amounting to approximately EUR 34 billion, equal to a market share of around 6%.
In addition, ING has also agreed with the EC that it will refrain from being a price leader within the EU for certain retail and SME banking products, and that it will refrain from acquisitions of financial institutions that might slow down the repayment of the Core Tier 1 securities. These restrictions will apply for the shorter period of three years or until the Core Tier 1 securities have been repaid in full to the Dutch State.
In January 2010, ING lodged an appeal with the General Court of the European Union (the “General Court”) against two specific elements of the EC’s decision of November 18, 2009. First, the EC has treated the reduction in repayment premium for the first EUR 5 billion tranche of Core Tier 1 securities which provided the Dutch State with an early repayment at an attractive return, as constituting additional state aid of approximately EUR 2.
Second, ING also seeks a ruling on the price leadership restrictions and the proportionality of the restructuring requirements demanded by the EC. ING believes it is in the interest of all its stakeholders to use the opportunities provided by law to let the General Court review these elements of the EC’s decision. For more information on the Restructuring Plan and the appeal see “Item 4. Information on the Company – Recent developments”
The restructuring measures, including steps already taken as part of our ‘Back to Basics’ programme, are expected to result in a pro forma balance sheet reduction of around EUR 600 billion by 2013, approximately the equivalent of 45% of the balance sheet at September 30, 2008. This will be achieved through divestments mentioned above and further deleveraging of the bank balance sheet. Including estimated organic growth, it is expected that by the end of 2013 our balance sheet will be approximately 30% smaller than at September 30, 2008. The proceeds from divesting the insurance operations will be used to eliminate double leverage and further repay the Dutch State.
In the long run, competition in the financial services industry in both mature and developing markets will continue to be based on factors like brand recognition, scope of distribution systems, customer service, products offered, financial strength, price and, in the case of investment-linked insurance products and asset management services, investment performance. Management believes that over the coming years (i.e. throughout the entire restructuring process) ING’s major competitors will be the leading global European, American and Asian commercial banks, insurance companies, asset management and other financial-services companies.
RATINGS
ING Groep N.V.’s long-term senior debt is rated “A” (with a stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “A1” (with a stable outlook) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A” (with a stable outlook) by Fitch Ratings (“Fitch”).
ING Verzekeringen N.V.’s long-term senior debt is rated “A-” (with a negative outlook) by Standard & Poor’s and “Baa1” (with a developing outlook) by Moody’s. Fitch rated ING Verzekeringen N.V.’s long-term senior debt “A-” (with a negative outlook).
ING Bank N.V.’s long-term senior debt held a “A+” (with a stable outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa3” (with a stable outlook). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with a stable outlook) by Fitch Ratings, Ltd.
ING Verzekeringen N.V.’s short-term senior debt is rated “A-2” by Standard & Poor’s and Prime-2 (P-2) by Moody’s. ING Verzekeringen held a F2 rating by Fitch.
ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1+”.
All ratings are provided as of March 15, 2010, and are still current at date of filing.
DESCRIPTION OF PROPERTY
ING predominantly leases the land and buildings used in the normal course of its business. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

Item 5. Operating and financial review and prospects
The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-IASB. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-IASB.
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
ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations both through the trading activities for our own account and because of the fact that we publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, the Australian dollar, the Canadian dollar, the Turkish lira, the Japanese yen, the Korean won, the Pound sterling and the Polish zloty into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-Euro currencies are translated into euro by monthly hedging. See Note 24 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. For the main foreign currencies, in which ING’s income and expenses are denominated namely the U.S. dollar, Pound sterling, Canadian dollar, Australian dollar, Turkish lira and Polish zloty, the translation risk is managed taking into account the effect of translation results on the Tier-1 ratio. For all other currencies the translation risk is managed within a Value-at-Risk limit.
The weakening of most currencies against the euro during 2009 had a positive impact of EUR 184 million on (underlying) net result. In 2008 and 2007 exchange rates influenced net result, respectively, by EUR 163 million and EUR 159 million negatively.
For the years 2009, 2008 and 2007, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

			Average1)
	4Q 2008	3Q 2008	2Q 2008	1Q 2008	2007
U.S. dollar	1.345	1.511	1.566	1.514	1.375
Australian dollar	1.922	1.694	1.664	1.674	1.639
Canadian dollar	1.590	1.559	1.579	1.509	1.470
Pound sterling	0.844	0.796	0.792	0.761	0.686
Japanese yen	130.787	161.518	162.530	159.662	161.685
South Korean won	1,748.405	1,640.581	1,589.017	1,438.373	1,275.559
Turkish lira	1.995	1.825	1.973	1.838	1.786
Polish zloty	3.741	3.327	3.425	3.566	3.781

	4Q 2009	3Q 2009	2Q 2009	1Q 2009
U.S. dollar	1.473	1.431	1.371	1.319
Australian dollar	1.634	1.702	1.810	1.985
Canadian dollar	1.567	1.575	1.608	1.641
Pound sterling	0.902	0.874	0.888	0.919
Japanese yen	132.199	133.816	133.099	124.067
South Korean won	1,723.971	1,761.229	1,775.507	1,829.427
Turkish lira	2.210	2.144	2.169	2.160
Polish zloty	4.179	4.235	4.506	4.509

1)	Average exchange rates are calculated on a quarterly basis as from 2008 and on an annual basis before 2008.

		Year-end
	2009	2008	2007
U.S. dollar	1.440	1.396	1.472
Australian dollar	1.602	2.026	1.676
Canadian dollar	1.514	1.710	1.444
Pound sterling	0.889	0.956	0.734
Japanese yen	133.057	126.354	164.819
South Korean won	1,679.614	1,758.273	1,378.094
Turkish lira	2.157	2.143	1.718
Polish zloty	4.106	4.175	3.586
Impact of financial crisis
ING continued to take risk mitigating measures, but was still negatively impacted by markets that remain illiquid, even though some markets improved during 2009. Primarily markets for real estate, and assets with underlying real estate, remain impacted by continued turmoil. 2009 was also the year of proposed changes of regulations, many of which may impact risk management, risk measurement and the financial condition of ING. For details regarding the impact of the credit and liquidity crisis on ING’s assets and results, see section “Risk Management” in Note 2.1 to the consolidated financial statements.
Critical Accounting Policies
See Note 2.1. to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group evaluates the results of its banking operations and insurance operations, including Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific, using the financial performance measure of underlying result before tax. Underlying result before tax is defined as result before tax and, excluding, as applicable for each respective segment, either all or some of the following items: gains/losses from divested units, realized gains/losses on divestitures and special items such as certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time. For further information on underlying result before tax as well as the reconciliation of our segment underlying result before tax to our result before taxation see “ Item 5. Operating and Financial Review and Prospects — Segment Reporting” and Note 51 of Note 2.1 to the consolidated financial statements.
The following table sets forth the consolidated results of the operations of ING Group and its banking and insurance operations for the years ended December 31, 2009 and 2008:

	Banking		Insurance		Eliminations3)		Total
	2009	2008	2009	2008	2009	2008	2009	2008
				(EUR millions)
Premium income			30,492	43,812			30,492	43,812
Interest result banking operations	12,539	11,085			167	43	12,372	11,042
Commission income	2,678	2,895	1,935	2,070			4,613	4,965
Investment and Other income	(3,561)	(5,959)	3,363	8,970	169	248	(367)	2,763

Total income	11,655	8,022	35,790	54,851	336	291	47,109	62,582

Underwriting expenditure			30,984	49,485			30,984	49,485
Other interest expenses			1,052	1,269	336	291	716	978
Operating expenses	10,164	10,303	4,381	5,422			14,545	15,725
Impairments/additions to the provision for loan losses	2,973	1,280	72	310			3,045	1,590

Total expenditure	13,138	11,583	36,489	56,486	336	291	49,291	67,778

Result before tax	(1,482)	(3,561)	(699)	(1,635)			(2,181)	(5,196)
Taxation	(553)	(1,184)	(86)	(483)			(639)	(1,667)
Minority interests	(141)	(69)	23	31			(118)	(38)

Net result	(788)	(2,309)	(636)	(1,183)			(1,424)	(3,492)

Result before tax	(1,482)	(3,561)	(699)	(1,635)			(2,181)	(5,196)
Gains/losses on divestments(1)			(63)	(8)			(63)	(8)
Result/loss divested units			(23)	172			(23)	172
Special items (2)	1,726	301	594	93			2,320	394

Underlying result before tax	244	(3,260)	(191)	(1,381)			53	(4,641)

(1)	Divestments Insurance: sale Industry Pension Funds (EUR 160 million, 2009), sale Greece Non-life (EUR 6 million, 2009), sale of Canada (EUR 38 million, 2009), sale of Argentina (EUR 7 million, 2009), sale of Australia (EUR (337) million, 2009), sale US (EUR 42 million, 2009), sale of Russia (EUR 2 million, 2009), sale of Chile Health/Annuities (EUR 23 million, 2009, EUR 55 million, 2008), sale of Mexico (EUR (2) million, 2009, EUR 182 million, 2008), sale NRG (EUR (15) million, 2008), sale Taiwan (EUR (1) million, 2009, EUR (214) million, 2008) ;

(2)	Special items Bank: Retail Netherlands strategy (EUR 222 million, 2009, EUR 270 million, 2008), not launching ING Direct Japan (EUR 39 million, 2009, EUR 30 million, 2008), transaction result on Alt-A portfolio (EUR (69) million, 2009), additional IABF payments (EUR 1,104 million, 2009), restructuring provisions (EUR 430 million, 2009) Special items Insurance: restructuring provisions (EUR 331 million, 2009, EUR 93 million, 2008), transaction result on Alt-A portfolio (EUR 118 million, 2009), additional IABF payments (EUR 146 million, 2009).

(3)	After elimination of certain intercompany transactions between the banking operations and the insurance operations

The following table sets forth the consolidated results of the operations of ING Group and its banking and insurance operations for the years ended December 31, 2008 and 2007:

	Banking		Insurance		Eliminations3)		Total
	2008	2007	2008	2007	2008	2007	2008	2007
Premium income			43,812	46,818			43,812	46,818
Interest result banking operations	11,085	9,036			43	60	11,042	8,976
Commission income	2,895	2,926	2,070	1,901			4,965	4,827
Investment and Other income	(5,959)	3,151	8,970	13,488	248	163	2,763	16,476

Total income	8,022	15,113	54,851	62,208	291	223	62,582	77,097

Underwriting expenditure			49,485	48,833			49,485	48,833
Other interest expenses			1,269	1,326	291	223	978	1,103
Operating expenses	10,303	9,967	5,422	5,515			15,725	15,481
Impairments/additions to the provision for loan losses	1,280	125	310	1			1,590	126

Total expenditure	11,583	10,092	56,486	55,675	291	223	67,778	65,544

Result before tax	(3,561)	5,021	(1,635)	6,533			(5,196)	11,553
Taxation	(1,184)	889	(483)	775			(1,667)	1,665
Minority interests	(69)	112	31	155			(38)	267

Net result	(2,309)	4,019	(1,183)	5,603			(3,492)	9,622

Result before tax	(3,561)	5,021	(1,635)	6,533			(5,196)	11,553
Gains/losses on divestments(1)		(32)	(8)	(891)			(8)	(923)
Result divested units			172	(183)			172	(183)
Special items	301	489	93				394	489

Underlying result before tax	(3,260)	5,478	(1,381)	5,460			(4,641)	10,938

(1)	Divestments Banking : sale of RegioBank (EUR 32 million, 2007). Divestments Insurance: sale of Chile Health (EUR 55 million, 2008), sale of Mexico (EUR 182 million, 2008), sale NRG (EUR (15) million, 2008, EUR 129 million, 2007), sale Taiwan (EUR (214) million, 2008), sale of Belgian broker business (EUR (459) million, 2007), sale of Canada (EUR (470) million, 2007), IPO SulAmerica in Brazil (EUR 93 million, 2007), sale Argentina (EUR 2 million, 2007).

(2)	Special items Banking: not launching ING Direct Japan (EUR (30) million, 2008), provision for combining ING Bank and Postbank (EUR (271) million, 2008 and EUR 299 million, 2007) and restructuring provisions and hedge on purchase price Oyak Bank acquisition (EUR(190 million, 2007). Special items Insurance: restructuring provisions (EUR 93 million, 2009)).

(3)	After elimination of certain intercompany transactions between the banking operations and the insurance operations

GROUP OVERVIEW
Year ended December 31, 2009 compared to year ended December 31, 2008
Total result before tax increased by EUR 3,015 million from a loss of EUR (5,196) million in 2008 to a loss of EUR (2,181) million in 2009 and total underlying result before tax increased by EUR 4,694 million from EUR (4,641) million in 2008 to a profit of EUR 53 million in 2009. Throughout the year, market conditions remained challenging, but the second half of 2009 also brought the first signs of recovery leading to reduced losses in the banking operations as well a the insurance operations, although both still showed negative results but improved considerably compared to last year. The increase in total result before tax is also impacted by divestments which resulted in a gain of EUR 63 million and EUR 8 million for 2009 and 2008, respectively, and special items in 2009 and 2008 influenced result before tax negatively by EUR 2,320 million and EUR 394 million, respectively.
Net result increased by EUR 2,068 million from a loss of EUR (3,492) million in 2008 to a loss of EUR (1,424) million in 2009. This lower loss compared with the increase in result before tax was due to reduced taxation caused by lesser losses , which resulted in a change in taxation from EUR (1,667) million in 2008 to EUR (639) million in 2009.
Basic earnings per share increased to EUR (0.76) in 2009 from EUR (1.31) in 2008.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities, the cash flow hedge reserve and goodwill and includes hybrid capital. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. On this basis, the debt/equity ratio of ING Group decreased to 12.4% in 2009 compared with 13.5% in 2008, benefiting from the EUR 7.5 billion rights issue and improving revaluation reserves, partly offset by the repayment of half of the core Tier 1 securities. The capital coverage ratio of ING Verzekeringen N.V. increased to 270% of E.U. regulatory requirements at the end of 2009, compared with 256% at the end of 2008, as the required capital decreased more than the available capital ((9%) vs. (4%)). The Tier 1 ratio of ING Bank N.V. stood at 10.2% at the end of 2009, up from 9.3% (both based on Basel II risk weighted assets) at the end of 2008, well above the 9% target. Tier 1 capital increased from EUR 32 billion to EUR 34 billion. Roughly half of this was due to profits and a positive exchange rate impact and roughly half to an increase of hybrid capital from ING Group originally on-lent to ING Insurance, but since December on-lent to ING Bank. Risk weighted assets dropped from EUR 343.4 billion on December 31, 2008 to EUR 332.4 billion on December 31, 2009
BANKING OPERATIONS
Income
Total income from banking increased 45.3%, or EUR 3,633 million, to EUR 11,655 million in 2009 from EUR 8,022 million in 2008. This increase was largely attributable to the strong improvement in valuation results from non-trading derivatives and net trading income as well as higher interest results. These developments were partly offset by lower investment income and commission income.
The net interest result increased by EUR 1,454 million, or 13.1%, to EUR 12,539 million in 2009 from EUR 11,085 million in 2008, driven by higher interest results in all business lines, but especially in Commercial Banking and ING Direct. The interest margin in 2009 was 1.32%, an increase from 1.07% in 2008, supported by the de-leveraging of the balance sheet and due to higher margins in Commercial Banking (especially General Lending) and ING Direct (particularly influenced by lower central bank rates across the globe).
Commission income decreased 7.5%, or EUR 218 million, to EUR 2,678 million in 2009 from EUR 2,895 million in 2008. The decrease in commission income was primarily driven by EUR 205 million lower management fees (especially at ING Belgium and ING Real Estate). Fees from funds transfer decreased by EUR 45 million, but brokerage and advisory fees and insurance broking fees increased by EUR 22 million and EUR 9 million, respectively.
Investment income decreased by EUR 401 million to a loss of EUR 2,860 million in 2009 from a loss of EUR

2,459 million in 2008. Realized results on debt securities (including impairments) decreased from EUR (2,087) million in 2008 to EUR (2,436) million in 2009, which included a one-time charge of EUR 1,104 million before tax related to an accrual of additional payments for the IABFas part of the overall agreement with the European Commission announced in October 2009. Fair value changes on real estate investments were EUR (589) million in 2009 compared with EUR (350) million in 2008. Realized results on equity securities (including impairments) improved by EUR 277 million to a loss of EUR 25 million in 2009 from a loss of EUR 302 million in 2008. Next to this, rental income decreased by EUR 38 million and dividend income dropped EUR 30 million.
Other income improved by EUR 2,798 million to EUR (701) million in 2009 from EUR (3,500) million in 2008. Net trading income increased EUR 1,208 million from a loss of EUR 405 million in 2008 to a profit of EUR 803 million in 2009. Valuation results from non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB, improved by EUR 1,805 million to EUR (1,572) million in 2009. This was partly offset by a decrease of EUR 177 million of the share of profit from associates, mainly due to associates at ING Real Estate, and a decrease of EUR 37 million in other revenues, including lower income from operating lease.
Expenses
Total operating expenses decreased by EUR 139 million, or 1.3%, to EUR 10,164 million in 2009 from EUR 10,303 million in 2008. In 2009, special items amounted to EUR 725 million, including EUR 222 million in provisions and costs related to the Retail Netherlands strategy (combining ING Bank and Postbank), EUR 272 million in provisions and costs for restructurings at Commercial Banking, EUR 166 million at Retail Banking, EUR 58 million at ING Direct (including EUR 31 million for not launching ING Direct Japan) and EUR 7 million on the Corporate Line. In 2008, special items were EUR 271 million in provisions and costs related to the Retail Netherlands Strategy and EUR 30 million impairment costs of not launching ING Direct Japan. Excluding these special items, total operating expenses decreased by EUR 562 million, or 5.6%, driven by the cost containment initiatives as part of the Back to Basics program and despite higher impairments on real estate development projects, increased deposit insurance premiums at ING Direct and the provision taken for the deposits guarantee scheme in the Netherlands following the bankruptcy of DSB Bank.
The addition to the provision for loan losses
The total addition to the provision for loan losses in 2009 was EUR 2,973 million compared to EUR 1,280 million in 2008, an increase of 132% or EUR 1,694 million. Commercial Banking showed an increase by EUR 614 million, from EUR 596 million in 2008 to EUR 1,210 million in 2009, Retail Banking showed an increase by EUR 597 million, from EUR 401 million in 2008 to EUR 998 million in 2009, and ING Direct showed an increase by EUR 482 million, from EUR 283 million in 2008 to EUR 765 million in 2009. As a percentage of average credit-risk weighted assets, the addition to the provision for loan losses in 2009 was 102 basis points compared with 48 basis points in 2008.
Result before tax and net result
Total result before tax improved by EUR 2,078 million, to EUR (1,482) million in 2009 from EUR (3,561) million in 2008. Special items (amongst others the accrual of additional payments for the IABF-deal, the provisions and costs related to the Retail Netherlands Strategy and several restructuring provisions) had in 2009 a negative impact of EUR 1,726 million on result before tax. In 2008, special items had a negative impact of EUR 301 million on result before tax.
Net result from banking improved by EUR 1,521 million from EUR (2,309) million in 2008 to EUR (788) million in 2009. The effective tax rate for ING’s banking operations increased from 33.2% in 2008 to 37.3% in 2009. The net result also included EUR (141) million of minority interests, mainly related to ING Real Estate, compared with EUR (69) million in 2008.
Underlying result before tax
Excluding special items, ING’s banking operations showed an increase in underlying result before tax of EUR 3,504 million from a loss of EUR 3,260 million in 2008 to a profit of EUR 244 million in 2009.
INSURANCE OPERATIONS
Income
Total premium income decreased 30.4%, or EUR 13,320 million from EUR 43,812 million in 2008 to EUR 30,492 million in 2009. Underlying life premiums decreased 21.1%, or EUR 7,612 million from EUR 36,019 million in 2008 to EUR 28,407 million in 2009. The decline reflects the lower sales of investment-oriented products in the US, Japan and Central Europe. Underlying non-life premiums increased 1.8%, or EUR 31 million from EUR 1,741 million in 2008 to EUR 1,772 million in 2009.
Investment and Other income decreased 62.5%, or EUR 5,607 million from EUR 8,970 million in 2008 to EUR 3,363 million in 2009. Commission income decreased 6.5%, or EUR 135 million from EUR 2,070 million in 2008 to EUR 1,935 million in 2009, primarily due to Asia/Pacific and Latin America.
Underwriting Expenditure
Underwriting expenditure decreased by EUR 18,501 million, or 37.4% from EUR 49,485 million in 2008 to EUR 30,984 million in 2009. The underwriting expenditure of the life insurance operations decreased by EUR 16,097 million, or 35.2%. The underwriting expenditure of the non-life insurance operations decreased by EUR 2,404 million, or 64.3%.
Expenses
Operating expenses from the insurance operations decreased 19.2%, or EUR 1,041 million to EUR 4,381 million in 2009, from EUR 5,422 million in 2008. The underlying operating expenses decreased 9.9%, or EUR 424 million to EUR 3,849 million in 2009, from EUR 4,273 million in 2008. All business lines contributed to this decrease through cost-containment measures. Also, sales-related expenses were down on lower production.
Result before tax and net result
Total result before tax from Insurance increased EUR 936 million, to a loss of EUR 699 million in 2009 from a loss of EUR 1,635 million in 2008. The increase reflects, the improved financial market conditions, the de-risking efforts, and the lower expense. The impact of divestments amounted to EUR 63 million in 2009 and EUR 8 million in 2008. Divested units contributed a profit of EUR 23 million before tax in 2009 and a loss of EUR 170 million to result before tax in 2008. Special items had a negative impact of EUR 594 million in 2009 (a.o. the IABF with the Dutch state) compared to a loss of EUR 93 million in 2008. The net result from insurance improved EUR 547 million to a loss of EUR 636 million in 2009 from a loss of EUR 1,183 million in 2008.
Underlying result before tax
The underlying result before tax (excluding the impact of divestments and special items) improved EUR 1,189 million to a loss of EUR 191 million in 2009 from a loss of EUR 1,380 in 2008. The increase in results was mainly due to the improvement of the financial markets, the de-risking efforts, and the lower expenses. The underlying result from life insurance increased EUR 1,356 million to a loss of EUR 458 million from a loss of EUR 1,814 in 2008. Underlying profit before tax from non-life insurance declined 38.5% to EUR 267 million from EUR 434 million in 2008.
GROUP OVERVIEW
Year ended December 31, 2008 compared to year ended December 31, 2007
Total result before tax decreased by EUR 16,749 million, or 145.0%, from EUR 11,553 million in 2007 to EUR (5,196) million in 2008 and total underlying result before tax decreased by EUR 15,579 million or 142.4% from EUR 10,938 million in 2007 to EUR (4,641) million in 2008. The worldwide financial crisis led to extreme market volatility and sharp declines in asset prices, especially in the third and fourth quarters of 2008 which led to losses in the insurance operations and a decline in result of the banking operations in 2008. The decrease in total result before tax is also impacted by divestments which resulted in a gain of EUR 8 million and EUR 923 million for 2008 and 2007, respectively, and special items in 2008 and 2007 influenced result before tax negatively by EUR 394 million and EUR 489 million, respectively.
Net result decreased by EUR 13,114 million, or 136.3%, from EUR 9,622 million in 2007 to EUR (3,492) million in 2008. This lower loss compared with the decrease in result before tax was due to a conversion from a large profit into a loss, which resulted in a change in taxation from EUR 1,665 million in 2007 to EUR (1,667) million in 2008.
Basic earnings per share decreased to EUR (1.31) in 2008 from EUR 3.45 in 2007.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities, the cash flow hedge reserve and goodwill and includes hybrid capital. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting.

On this basis, the debt/equity ratio of ING Group increased to 13.5% in 2008 compared with 9.5% in 2007, partly due to the buyback of ING’s own shares, dividend payments and the recorded loss, partly offset by the issuance of Core Tier 1 Securities. The capital coverage ratio of ING Verzekeringen N.V. increased to 256% of E.U. regulatory requirements at the end of December 2008, compared with 244% at the end of December 2007, as the decrease in available capital was more than offset by the decline in required capital. The Tier 1 ratio of ING Bank N.V. stood at 9.32% (based on Basel II risk weighted assets) at the end of 2008, up from 7.39% (based on Basel I risk weighted assets) at the end of 2007, well above the 7.20% target. Tier 1 capital increased from EUR 29.8 billion to EUR 32.0 billion, mainly thanks to net capital injections of EUR 3.0 billion by ING Group. Following the introduction of Basel II in 2008, risk weighted assets dropped from EUR 402.7 billion on December 31, 2007 to EUR 293.0 billion on January 1, 2008. During the year risk weighted assets increased to EUR 343.4 billion at year-end 2008.
BANKING OPERATIONS
Income
Total income from banking decreased 46.9%, or EUR 7,091 million, to EUR 8,022 million in 2008 from EUR 15,113 million in 2007. This decrease was experienced despite an increase in the interest result, which was primarily attributable to a sharp increase in margins. The sharp increase in margins was more than offset, however, by decreases in investment income and other income.
The net interest result increased by EUR 2,049 million, or 22.7%, to EUR 11,085 million in 2008 from EUR 9,036 million in 2007, driven by higher interest results in all business lines, but especially in Commercial Banking. The interest margin in 2008 was 1.07%, an increase from 0.94% in 2007, due to higher margins in Commercial Banking (especially Financial Markets and General Lending) and in ING Direct (particularly influenced by the more favorable interest rate environment in the US).
Commission income decreased 1.1%, or EUR 31 million to EUR 2,895 million in 2008 from EUR 2,926 million in 2007. The decrease in commission income was primarily due to the strong decline of management fees by EUR 145 million (especially ING Belgium, ING Real Estate and Retail Netherlands). Fees from securities business decreased by EUR 56 million (especially ING Belgium and Retail Netherlands), but funds transfer fees increased by EUR 102 million (mainly Commercial Banking and Retail Central Europe) and brokerage and advisory fees increased by EUR 23 million.
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
Other income decreased by EUR 5,704 million to a loss of EUR 3,500 million in 2008 from a profit of EUR 2,204 million in 2007. Net trading income declined EUR 1,154 million from a profit of EUR 749 million in 2007 to a loss of EUR 405 million in 2008. The share of profit from associates decreased by EUR 448 million from EUR 238 million in 2007 to a loss of EUR 210 million in 2008, mainly due to the downward valuation of listed funds at ING Real Estate. Other revenues, including income from operating lease, were EUR 88 million lower. These developments were enhanced by a decrease of EUR 4,013 million in valuation results from non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB.
Expenses
Total operating expenses increased by EUR 336 million, or 3.4%, to EUR 10,303 million in 2008 from EUR 9,967 million in 2007. In 2008, special items were EUR 271 million in provisions and costs related to the Retail Netherlands strategy (combining ING Bank and Postbank) and EUR 30 million impairment costs of not launching ING Direct Japan. In 2007, special items were EUR 295 million in provisions and costs related to the Retail Netherlands Strategy, EUR 94 million in restructuring provision for Commercial Banking and EUR 56 million in restructuring provision for Retail Banking. Excluding these special items, total operating expenses increased by EUR 480 million, or 5.0%, mainly at Retail Banking, due to the inclusion of ING Bank Turkey and investments to support activities in developing markets, and at ING Direct to support the growth of the business.

The addition to the provision for loan losses
The total addition to the provision for loan losses in 2008 was EUR 1,280 million compared to EUR 125 million in 2007, an increase of EUR 1,155 million reflecting the worsening of economic conditions. Retail Banking showed an increase by EUR 203 million, from EUR 198 million in 2007 to EUR 401 million in 2008 and ING Direct showed an increase by EUR 215 million, from EUR 68 million in 2007 to EUR 283 million in 2008. The net release in Commercial Banking of EUR 142 million in 2007 turned into an addition to the loan loss provision of EUR 596 million in 2008. As a percentage of average credit-risk weighted assets (based on Basel II), the addition to the provision for loan losses in 2008 was 48 basis points.
Result before tax and net result
Total result before tax decreased 170.9%, or EUR 8,582 million, to EUR (3,561) million in 2008 from EUR 5,021 million in 2007. Special items (mostly provision for the merger of Postbank and ING Bank Netherlands) had a negative impact of EUR 301 million on result before tax in 2008. In 2007, divestments and special items had a negative impact of EUR 458 million on result before tax, including EUR 489 million in special items, partly offset by EUR 32 million realized gains on divestments.
Net result from banking declined 157.5%, or EUR 6,328 million, from EUR 4,019 million in 2007 to EUR (2,309) million in 2008. The decrease in net result is smaller than the decrease in result before tax due to the tax rebate of EUR 1,184 million for 2008, which was supported by the revision of tax returns from previous years, compared with the taxation of EUR 889 million for 2007 (effective tax rate 17.7%).
Underlying result before tax
Excluding the effects of divestments and excluding special items, ING’s banking operations showed a decrease in underlying result before tax of EUR 8,738 million, or 159.5%, from EUR 5,478 million in 2007 to EUR (3,260) million in 2008.
INSURANCE OPERATIONS
Income
Total premium income decreased 6.4%, or EUR 3,006 million from EUR 46,818 million in 2007 to EUR 43,812 million in 2008. Underlying life premiums decreased 2.1%, or EUR 787 million from EUR 36,787 million in 2007 to EUR 36,020 million in 2008. Underlying non-life premiums decreased 13.6%, or EUR 275 million from EUR 2,016 million in 2007 to EUR 1,741 million in 2008.
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
Result before tax and net result
Total result before tax from Insurance decreased 125.0%, or EUR 8,168 million, to a loss of EUR 1,635 million in 2008 from a profit of EUR 6,533 million in 2007, mainly due to the deterioration of the financial markets in the second half of 2008, as well as EUR 2,087 million gains on the sale of ING’s stakes in ABN AMRO and Numico in 2007. The impact of divestments amounted to EUR 8 million in 2008 and EUR 891 million in 2007. Divested units contributed a loss of EUR 170 million before tax in 2008 and a profit of EUR 183 million to result before tax in 2007. Special items had a negative impact of EUR 93 million in 2008 compared to no impact in 2007. The net result from insurance deteriorated by 121.1%, or EUR 6,786 million to a loss of EUR 1,183 million in 2008 from a profit of EUR 5,603 million in 2007.

Underlying result before tax
The underlying result before tax (excluding the impact of divestments and special items) decreased to a loss of EUR 1,380 million in 2008 from a profit of EUR 5,460 in 2007. The sharp decline in results was mainly due to the deterioration of the financial markets in the second half of 2008, as well as EUR 2,087 million gains on the sale of ING’s stakes in ABN AMRO and Numico in 2007. The underlying result from life insurance decreased by EUR 6,462 million to a loss of EUR 1,814 million from a profit of EUR 4,648 in 2007. Underlying profit before tax from non-life insurance declined 46.4% to EUR 435 million from EUR 812 million in 2007.
CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(EUR billions, except amounts per share)
Investments	212.1	258.3	292.6
Financial assets at fair value through the profit and loss account	233.2	280.5	327.1
Loans and advances to customers	575.3	616.8	553.7
Total assets	1,160.0	1,328.6	1,313.2
Insurance and investment contracts:
Life	226.0	213.0	232.4
Non-life	3.5	6.8	9.6
Investment contracts	11.3	21.1	23.7

Total insurance and investment contracts	240.9	240.8	265.7
Customer deposits and other funds on deposits (1)	469.5	522.8	525.2
Debt securities in issue/other borrowed funds	143.1	127.7	94.1
Total liabilities (including minority interests)	1,122.9	1,301.9	1,273.2
Non-voting equity securities	5.0	10.0
Shareholders’ equity	31.1	15.1	37.7
Shareholders’ equity per Ordinary share (in EUR)	8.22	7.44	17.98

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
Year ended December 31, 2009 compared to year ended December 31, 2008
Total assets decreased in 2009 by 12.7%, or EUR 168.6 billion, to EUR 1,160.0 billion, mainly due a EUR 46.2 billion decrease of investments, decreased financial assets at fair value through the profit and loss account of EUR 47.3 billion and loans and advances to customers which fell by EUR 41.5 billion. The decrease in Investments was almost totally caused by the banking operations, which fell by EUR 42.2 billion. The financial assets at fair value through the profit and loss account banking operations were reduced by EUR 52.2 billion, slightly compensated by EUR 5.1 billion increase at the insurance operations. The decrease in loans and advances to customers was caused by the banking operations which decreased by EUR 46.6 billion almost entirely due to the Netherlands, slightly offset by an increase of EUR 4.6 billion at the insurance operations. During 2009, certain product features and internal procedures for current accounts were amended. As a result thereof the balances on these current accounts meet the criteria under IFRS for netting of positive and negative balances per client in the balance sheet. This additional netting resulted in a decrease in Loans and advances to customers (banking operations) and a similar decrease in Customer deposits and other funds on deposit of approximately EUR 73.9 billion.
Shareholders’ equity increased by 106.3% or EUR 16,041 million to EUR 31,121 million at December 31, 2009 compared to EUR 15,080 million at December 31, 2008. The increase is due to proceeds from the rights issue (EUR 7,276 million), revaluations of debt securities (EUR 9,563 million) and revaluations of equities (EUR 2,782 million), offset by the net result (EUR (1,424) million and the deferred interest crediting to life policyholders (EUR (2,079) million).

Year ended December 31, 2008 compared to year ended December 31, 2007
Total assets increased by 1.2% in 2008 to EUR 1,328.6 billion, mainly due to increased loans and advances to customers, partly offset by decreased investments and financial assets at fair value through the profit and loss account. Investments decreased by EUR 34.4 billion, or 11.7%, to EUR 258.3 billion in 2008 from EUR 292.7 billion in 2007, representing a decrease of EUR 22.8 billion in insurance investments and a decrease of EUR 11.6 billion in banking investments. Loans and advances to customers increased by EUR 63.1 billion, or 11.4%, rising to EUR 616.8 billion at the end of December 2008 from EUR 553.7 billion at the end of December 2007. Loans and advances to customers of the insurance operations decreased EUR 1.9 billion. Loans and advances of the banking operations increased by EUR 70.1 billion. The Netherlands operations increased by EUR 34.9 billion and the international operations by EUR 33.3 billion.
Shareholders’ equity decreased by 60.0% or EUR 22,638 million to EUR 15,080 million at December 31, 2008 compared to EUR 37,718 million at December 31, 2007. The decrease is mainly due to the negative net result from the year 2008 (EUR (3,492) million), unrealized revaluation equity and debt securities (EUR (18,971) million), changes in treasury shares (EUR (2,030) million) and the cash dividend to shareholders/coupon on the Core Tier 1 Securities (EUR (3,600) million), partially offset by realized gains equity securities released to profit and loss (EUR 2,596 million) and the change in cash flow hedge reserve (EUR 746 million).

SEGMENT REPORTING
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. The following table sets forth the contribution of our six business lines to our underlying result before tax for each of the years 2009, 2008 and 2007. See Note 51 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

2009	Retail		Commercial	Insurance	Insurance	Insurance		Total
(EUR millions)	Banking(3)	ING Direct	Banking(3)	Europe	Americas	Asia/Pacific	Other(1)	Group
Total income	7,258	1,845	4,031	12,627	16,253	8,350	(3,255)	47,109

Total expenditure	6,094	2,487	4,265	12,355	16,499	7,806	(215)	49,291

Result before tax	1,164	(641)	(234)	273	(246)	543	(3,040)	(2,181)
Gains/losses on divestments				168	111	(337)	(4)	(63)
Result before tax from divested units					1	(26)		(23)
Special items	369	(25)	272	210	196	40	1,258	2,320

Underlying result before tax	1,534	(666)	38	650	61	220	(1,784)	53

2008	Retail		Commercial	Insurance	Insurance	Insurance		Total
(EUR millions)	Banking(3)	ING Direct	Banking	Europe	Americas	Asia/Pacific	Other(1)	Group
Total income	7,399	878	398	14,489	27,738	14,159	(2,479)	62,582
Total expenditure	5,979	2,033	3,498	13,838	28,327	14,372	(269)	67,778

Result before tax	1,420	(1,155)	(3,100)	651	(589)	(213)	(2,210)	(5,196)
Gains/losses on divestments					(237)	214	15	(8)
Result before tax from divested units					(224)	(2)	398	172
Special items	271	30			93			394

Underlying result before tax	1,691	(1,125)	(3,100)	651	(958)	(1)	(1,797)	(4,641)

2007	Retail		Commercial	Insurance	Insurance	Insurance		Total
(EUR millions)	Banking	ING Direct	Banking	Europe	Americas	Asia/Pacific	Other1) 2)	Group
Total income	7,483	2,196	5,312	16,262	29,681	14,383	1,781	77,097
Total expenditure	5,405	1,667	2,836	13,962	27,529	13,807	338	65,544

Result before tax	2,079	530	2,476	2,300	2,152	576	1,443	11,553
Gains/losses on divestments	(32)			(460)	(560)		129	(923)
Result before tax from divested units					(35)	(148)		(183)
Special items	355		94				40	489

Underlying result before tax	2,402	530	2,570	1,840	1,556	428	1,611	10,938

(1)	Other mainly includes items not directly attributable to the business lines, intercompany relations and in 2009 restructuring provisions booked as special items. See Note 51 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

(2)	Includes the gains on the sale of stakes in ABN AMRO and Numico

The business lines are analyzed on a total basis for Income, Expenses and Result before tax, the geographical analyses are based on underlying figures.
RETAIL BANKING

	Retail Banking
(EUR millions)	2009	2008	2007
Interest result	5,738	5,556	5,354
Commission income	1,331	1,535	1,591
Investment income	56	66	122
Other income	133	242	417

Total income	7,258	7,399	7,483

Operating expenses	5,096	5,578	5,206
Additions to the provision for loan losses	998	401	198

Total expenditure	6,094	5,979	5,405

Result before tax	1,164	1,420	2,079
Gains/losses on divestments			(32)
Special items	369	271	355

Underlying result before tax	1,534	1,691	2,402

Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income decreased by 1.9%, or EUR 141 million, to EUR 7,258 million in 2009 from EUR 7,399 million in 2008. The interest result increased EUR 182 million or 3.3%, mainly driven by higher margins and volumes in Belgium, largely offset by the impact of lower margins in the Netherlands. Commission income decreased EUR 204 million or 13.3%, mainly due to lower fees on asset management related products. Investment and Other income decreased EUR 119 million or 38.5%, among other due to lower financial markets products related income in the mid-corporate segment and lower dividend income from the Asian equity investments.
Expenses
Operating expenses decreased by 8.6%, or EUR 482 million, to EUR 5,096 million in 2009 from EUR 5,578 million in 2008. In 2009, EUR 388 million of special items is included in operating expenses, mainly related to the Retail Netherlands Strategy (combining ING Bank and Postbank), and restructuring costs and provisions related to the Group initiative to reduce operating expenses. In 2008, EUR 271 million of special items is included related to the Retail Netherlands Strategy. Excluding these special items, operating expenses declined EUR 599 million or 11.3%, driven by the cost containment measures, the benefits from the transformation programmes in the Benelux and favourable currency impacts. The cost/income ratio increased to 70.2% in 2009 from 75.4% in 2008. Excluding special items, the underlying cost/income ratio improved to 65.0% from 71.7%.
The addition to the provision for loan losses increased by 149%, or EUR 597 million, to EUR 998 million in 2009 from EUR 401 million in 2008, mainly due to higher additions in the mid-corporate and SME segments and at Private Banking. All regions contributed to the increase. The total addition equalled 121 basis points of average credit-risk-weighted assets in 2009, compared to 53 basis points in 2008.
Result before tax and underlying result before tax
Result before tax decreased by 18.0%, or EUR 256 million, to EUR 1,164 million in 2009 from EUR 1,420 million in 2008. Special items, mainly the aforementioned provision and costs related to the Retail Netherlands Strategy and several other restructuring provisions, had a negative effect of EUR 98 million on result before tax compared with 2008. Excluding these special items, underlying result before tax decreased by EUR 157 million or 9.3%.
Netherlands
In the Netherlands, underlying result before tax declined by 30.2%, or EUR 383 million, to EUR 886 million in 2009 from EUR 1,269 million in 2008. Income declined by 10.6% to EUR 3,885 million in 2009 from EUR 4,346 million in 2008 as margins declined due to the continued competition for savings combined with lower fee income. Underlying operating expenses decreased by 12.6% to EUR 2,470 million, driven by cost containment measures and the benefits of the merger of ING Bank and Postbank. The addition to the loan loss provisions increased by EUR 277 million to EUR 529 million in 2009 mainly due to higher risk costs in the mid-corporate and SME segment.
Belgium
In Belgium, underlying result before tax increased 76.6%, or EUR 272 million, to EUR 627 million in 2009 from EUR 355 million in 2008, due to 18.6% higher income and 6.7% lower expenses. The increase in income was driven by higher margins and volumes on savings and deposits. Operating expenses decreased 6.7% as a result of the cost containment initiatives and the benefits of the transformation programme. The net addition to the loan loss provisions increased from EUR 32 million in 2008 to EUR 199 million in 2009, mainly in the mid-corporate and SME segment.
Central Europe
In Central Europe, underlying result before tax increased EUR 71 million, or 418%, driven by lower expenses. Operating expenses decreased 17.0% or EUR 135 million, reflecting both cost containment measures and favorable currency movements, while income declined 1.6%. The addition to the loan loss provisions in 2009 was EUR 116 million compared with a net addition of EUR 65 million in 2008. In Poland, result before tax declined to EUR 19 million from EUR 75 million in 2008, driven by lower income and higher additions to the loan loss provisions. ING Bank Turkey reported a profit before tax of EUR 87 million, compared with a loss of EUR 17 million in 2008.
Asia
Asia turned into a underlying loss before tax of EUR 67 million in 2009 versus a profit of EUR 50 million in 2008, driven by higher additions to the provision for loan losses and lower income. Income declined by 8.1% to EUR 306 million in 2009 from EUR 333 million in 2008, due to lower commissions and dividend income from equity investments. The addition to the provision for loan losses rose to EUR 153 million from EUR 52 million in 2008, mainly due to Private Banking as prices of assets that served as underlying collateral for loans decreased.
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
ING DIRECT

	ING Direct
(EUR millions)	2009	2008	2007
Interest result	3,136	2,517	1,932
Commission income	167	150	98
Investment income	(1,276)	(1,853)	53
Other income	(182)	63	113

Total income	1,845	878	2,196

Operating expenses	1,722	1,750	1,598
Additions to the provision for loan losses	765	283	68

Total expenditure	2,487	2,033	1,667

Result before tax	(641)	(1,155)	530
Gains/losses on divestments
Special items	(25)	30

Underlying result before tax	(666)	(1,125)	530

Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income increased by 110%, or EUR 967 million, to EUR 1,845 million in 2009 from EUR 878 million in 2008, mainly due to the EUR 619 million higher interest result and EUR 577 million improvement of investment income, partly offset by the EUR 245 million lower other income. The increase in the interest result was mainly driven by the improvement of the interest margin to 1.10% from 0.94% in 2008 supported by lower central bank rates across the globe and higher volumes. In 2009, total client balances grew by EUR 45.5 billion, or 14.8%, to EUR 353.8 billion at year-end. Commission income increased by 11.3% to EUR 167 million. Investment and other income was up EUR 332 million. This improvement was driven by EUR 497 million lower impairments on debt securities (mainly on the Alt-A RMBS portfolio in the US), EUR 82 million higher realized gains on the sale of bonds (including the results on the Illiquid Assets Back-up Facility transaction with the Dutch State) and higher net trading income, partly offset by lower valuation results non-trading derivatives.
Expenses
Operating expenses decreased by 1.6%, or EUR 28 million, to EUR 1,722 million in 2009 from EUR 1,750 million in 2008 despite a sharp increase in deposit insurance premiums in the US and Germany. The decline reflects strong cost containment, reduced marketing expenses and the cancellation of the Japan start up at the end of 2008. Excluding special items and impairments on debt securities, the underlying cost/income ratio decreased to 52.7% in 2009 from 62.1% in 2008. The number of full-time staff decreased by 5.3% to 9,448 at the end of 2009 from 9,980 a year earlier.
The addition to the provision for loan losses increased by 170%, or EUR 482 million, to EUR 765 million in 2009 from EUR 283 million in 2008 mainly driven by a higher rate of delinquencies in the US mortgage market. The addition in 2009 equalled 124 basis points of average credit-risk-weighted assets, up from 63 basis points in 2008.
Result before tax
ING Direct’s result before tax improved by EUR 514 million, to EUR (641) million in 2009 from EUR (1,155) million in 2008, primarily driven by higher interest results and lower impairments on debt securities, in part offset by higher additions to the loan loss provisions.
Underlying result before tax
In 2008, result before tax included a charge of EUR 30 million in special items related to the decision not to launch ING Direct Japan. In 2009, special items resulted in a profit of EUR 25 million, as additional expenses for not launching ING Direct Japan and other restructuring costs were more than offset by the result on the IABF transaction. Excluding special items, underlying result before tax from ING Direct in 2009 improved by EUR 459 million, to a loss of EUR 666 million in 2009 from a loss of EUR 1,125 million in 2008.
Country developments
Excluding impairments on debt securities, ING Direct’s underlying result before tax decreased by EUR 37 million, or 4.8%, to EUR 729 million. Higher results in the UK (+ EUR 138 million), Australia (+ EUR 102 million), Canada (+ EUR 70 million), Spain (+EUR 32 million) and France (+ EUR 23 million) were more than offset by the development in the US and Germany (including Austria). In the US, ING Direct posted a pre-tax loss of EUR 7 million compared to a pre-tax profit of EUR 343 million in 2008, driven by higher additions to the provision for loan losses reflecting higher delinquencies and loss severities in the residential mortgages market. In Germany, result before tax declined EUR 80 million to EUR 217 million in 2009, mainly due to interest margin pressure in a highly competitive savings market.
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
COMMERCIAL BANKING

	Commercial Banking
(EUR millions)	2009	2008	2007
Interest result	3,821	3,240	1,748
Commission income	1,185	1,213	1,235
Investment income	(531)	(314)	780
Other income	(443)	(3,741)	1,549

Total income	4,031	398	5,312

Operating expenses	3,055	2,902	2,978
Additions to the provision for loan losses	1,210	596	(142)

Total expenditure	4,265	3,498	2,836

Result before tax	(234)	(3,100)	2,476
Gains/losses on divestments
Result before tax from divested units
Special items	272		94

Underlying result before tax	38	(3,100)	2,570

Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income increased EUR 3,633 million to EUR 4,031 million in 2009 from EUR 398 million in 2008. The interest result increased 17.9%, or EUR 581 million, to EUR 3,821 million in 2009 from EUR 3,240 million in 2008, driven by higher margins in Structured Finance, General Lending and Real Estate Finance. Commission income declined 2.3%, or EUR 28 million, to EUR 1,185 million in 2009 from EUR 1,213 million in 2008.

Investment and other income improved by EUR 3,081 million, to EUR (974) million in 2009 from EUR (4,055) million in 2008. This strong improvement was due to Financial Markets, driven by EUR 3,614 million higher fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB. Investment and other income at ING Real Estate decreased by EUR 771 million to EUR (1,018) million, of which EUR 228 million lower fair value changes on direct real estate investments, EUR 172 million lower result from associates and EUR 129 million lower valuation results from non-trading derivatives.
Expenses
Operating expenses increased by EUR 153 million, or 5.3%, to EUR 3,055 million in 2009 from EUR 2,902 million in 2008. Excluding EUR 272 million restructuring expenses booked as special items in 2009, operating expenses remained under control and decreased by EUR 119 million or 4.1% to EUR 2,783 million, despite EUR 385 million higher impairments on real estate development projects (in 2009 EUR 451 million, in 2008 EUR 66 million). Including the EU IAS 39 hedge accounting carve-out, the cost/income ratio improved to 65.2% in 2009 compared with 70.7% in 2008. Also adjusted for the impact of special items, the underling cost/income ratio improved to 59.4% from 70.7% in 2008.
The addition to the provision for loan losses was EUR 1,210 million in 2009, an increase by EUR 614 million or 103% compared with 2008, reflecting the worsening of the economic conditions. The addition in 2009 equalled 85 basis points of average credit-risk-weighted assets (in 2008 41 basis points).
Result before tax
Result before tax increased EUR 2,866 million to EUR (234) million in 2009 from EUR (3,100) million in 2008. Special items in 2009 (restructuring costs and provisions) had a negative impact of EUR 272 million. Excluding these special items, underlying result before tax increased by EUR 3,138 million.
Underlying result before tax
Underlying result before tax from Commercial Banking increased EUR 3,138 million, to EUR 38 million in 2009 from EUR (3,100) million in 2008. Higher underlying results before tax were recorded in Financial Markets (largely due to higher fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB), General Lending & PCM and Other Products. Underlying results from Structured Finance and Leasing & Factoring both declined, fully attributable to the higher addition to the provision for loan losses. ING Real Estate result declined from EUR (297) million to EUR (1,389) million, driven by negative revaluations on real estate investments and impairments on development projects.
General Lending & PCM
In General Lending & Payments and Cash Management (PCM), underlying result before tax increased 40.6%, or EUR 123 million, to EUR 426 million in 2009 from EUR 303 million in 2008, as the higher addition to the loan loss provision was more than offset by higher income and lower operating expenses. Total income increased by 14.0%, or EUR 152 million, to EUR 1,235 million in 2009 from EUR 1,083 million in 2008, driven by an increase in interest margins and higher commission income. Operating expenses decreased by 11.9%, or EUR 70 million, to EUR 520 million in 2009 from EUR 590 million in 2008. The addition to the provision for loan losses rose to EUR 289 million in 2009 from EUR 190 million in 2008.
Structured Finance
In Structured Finance, underlying result before tax declined by 11.1%, or EUR 36 million, to EUR 287 million in 2009 from EUR 323 million in 2008. Income increased by 17.2% or EUR 165 million, to EUR 1,122 million in 2009 from EUR 957 million in 2008, driven by higher interest margins. Operating expenses decreased by 18.8%, or EUR 67 million, to EUR 290 million in 2009 from EUR 357 million in 2008. The addition to the loan loss provision rose by 96.8% from EUR 277 million in 2008 to EUR 545 million in 2009; excluding the addition to the loan loss provision the underlying result before tax was up 38.7%.
Leasing & Factoring
In Leasing & Factoring, underlying result before tax decreased by 43.7%, or EUR 52 million, to EUR 67 million in 2009 from EUR 119 million in 2008. Total income dropped slightly by 0.7%, or EUR 3 million, to EUR 403 million in 2009 from EUR 406 million in 2008. Operating expenses decreased by 15.9%, or EUR 38 million, to EUR 201 million in 2009 from EUR 239 million in 2008, as a result of the cost containment initiatives and the reorganisation of general lease activities in Germany and France as well as car leasing in Spain. The addition to the loan loss provisions increased from EUR 48 million in 2008 to EUR 135 million in 2009, mainly related to general leasing.
Financial Markets
Underlying result before tax from Financial Markets increased by EUR 3,987 million, from a loss of EUR 3,354 million in 2008 to a profit of EUR 633 million in 2009. Total income increased by EUR 3,911 million, to EUR

1,267 million in 2009 from EUR (2,644) million in 2008, largely due to EUR 3,614 million higher fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB. Furthermore interest result increased by 4.7% or EUR 66 million, investment income improved by EUR 143 million, commission income improved by EUR 98 million and operating expenses decreased by 10.7%, or EUR 76 million.
Other Products
Underlying result before tax from the Other Products turned into a profit of EUR 14 million in 2009 from a loss of EUR 195 million in 2008. Income increased by EUR 86 million supported by positive revaluations on participations in ING Investment Management in the US and on equity swap positions. Operating expenses declined by EUR 116 million due to cost containment initiatives and EUR 30 million of restructuring costs taken in 2008.
ING Real Estate
Underlying result before tax of ING Real Estate decreased by EUR 1,092 million, to a loss of EUR 1,389 million in 2009 from a loss of EUR 297 million in 2008, mainly due to higher negative revaluations and impairments. Total income declined by 160%, or EUR 678 million, to EUR (253) million in 2009 from EUR 425 million in 2008, mainly due to negative revaluations caused by declining property values. Operating expenses increased by 39.7%, or EUR 255 million, to EUR 897 million from EUR 642 million in 2008, mainly driven by higher impairments on development projects. Result before tax of the Investment Management activities decreased by 8.8%, or EUR 7 million to EUR 73 million in 2009, due to lower fee income. The Investment Portfolio posted a loss of EUR 1,173 million in 2009 compared to a loss of EUR 695 million in 2008, reflecting higher negative revaluations. Result before tax at the Finance activities decreased by 24.6% to EUR 181 million in 2009, as higher margins could not compensate for the drop in volumes and higher additions to the loan loss provision. Result from Development turned from a profit of EUR 78 million in 2008 to a loss of EUR 470 million in 2009, mainly attributable to impairments on real estate projects.
Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total income decreased by 92.5%, or EUR 4,914 million, to EUR 398 million in 2008 from EUR 5,312 million in 2007. The total interest result increased by 85.4%, or EUR 1,492 million, to EUR 3,240 million in 2008 from EUR 1,748 million in 2007, due to both higher margins and increased volumes. Commission income declined 1.8%, or EUR 22 million, to EUR 1,213 million in 2008 from EUR 1,235 million in 2007. Investment and other income declined by EUR 6,384 million, to a loss of EUR 4,055 million in 2008 from a profit of EUR 2,329 million in 2007. ING Real Estate contributed EUR 947 million to this decrease, of which EUR 450 million lower fair value changes in the direct real estate investments and EUR 415 million lower result from associates. Investment and other income at Financial Markets was EUR 5,016 million lower, driven by EUR 4,940 million lower fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB; net trading income was EUR 259 million higher, but investment income EUR 298 million lower. The interest result of Financial Markets increased by EUR 901 million to EUR 1,396 million.
Expenses
Operating expenses decreased by EUR 76 million, or 2.6%, to EUR 2,902 million in 2008 from EUR 2,978 million in 2007. Excluding EUR 94 million in special items in 2007, operating expenses rose by EUR 18 million or 0.6% from EUR 2,884 million in 2007. This increase can be attributed to ING Real Estate whose expenses increased by EUR 72 million, or 12.6%, driven by impairments on development projects. The EUR 94 million in special items related to provisions for initiatives started in 2007 to stimulate growth and reduce operating expenses, including EUR 45 million for the reduction of 300 full-time functions across Commercial Banking and EUR 49 million to reinforce its Financial Markets business in selected developing markets. Including the EU IAS 39 hedge accounting carve-out, the cost/income ratio deteriorated to 70.7% in 2008 compared with 62.0% in 2007. Also excluding the impact of special items, the underlying cost/income ratio deteriorated from 60.1% in 2007 to 70.7% in 2008.
The net addition to the provision for loan losses was EUR 596 million in 2008 compared with a net release of EUR 142 million in 2007, reflecting the worsening of the economic conditions. The net addition in 2008 equalled 41 basis points of average credit-risk-weighted assets.
Result before tax
Result before tax decreased by EUR 5,576 million, or 225.2%, to EUR (3,100) million in 2008 from EUR 2,476 million in 2007. Special items in 2007 (provisions for initiatives to stimulate growth and reduce operating expenses) had a negative impact of EUR 94 million.

Underlying result before tax
Underlying result before tax from Commercial Banking declined by 220.6%, or EUR 5,670 million, to EUR (3,100) million in 2008 from EUR 2,570 million in 2007. Lower underlying results before tax were recorded in all product lines, especially in Financial Markets (fully due to lower fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB). The results of General Lending & PCM and Structured Finance declined despite strong income growth due to higher additions to the provision for loan losses. Leasing & Factoring was down due to lower results in car leasing and higher risk costs in general leasing. ING Real Estate turned into a loss driven by negative revaluations on real estate investments and impairments on development projects.
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
Financial Markets
Underlying result before tax from Financial Markets decreased by EUR 4,164 million, to EUR (3,354) million in 2008 from EUR 811 million in 2007. Total income decreased by EUR 4,138 million, to EUR (2,644) million in 2008 from EUR 1,494 million in 2007, largely due to EUR 4,940 million lower fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB. Interest result increased by 82% or EUR 901 million, especially at Asset & Liability Management and the client-related business within Financial Markets. This was partially offset by EUR 400 million of impairments and credit-related markdowns in 2008 compared with EUR 118 million in 2007. Operating expenses increased by 4.1%, or EUR 28 million, to EUR 707 million in 2008 from EUR 679 million in 2007. The addition to the loan loss provisions in 2008 was only EUR 2 million.
Other Products
Underlying result before tax from the Other Products turned into a loss of EUR 195 million in 2008 from a profit of EUR 43 million in 2007. The decrease is mainly caused by lower results from the Asset Management and Equity Markets business as well as lower capital gains not allocated to the product groups.
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
INSURANCE EUROPE

	Insurance Europe
	2009	2008	2007
	(EUR millions)
Premium income	9,750	10,194	10,616
Commission income	494	491	477
Investment and Other income	2,383	3,804	5,169

Total income	12,627	14,489	16,262

Underwriting expenditure	10,324	11,559	11,595
Other interest expenses	318	513	591
Operating expenses	1,713	1,764	1,774
Other impairments		2	1

Total expenditure	12,355	13,838	13,962

Result before tax	272	651	2,300
Gains/losses on divestments	168		(460)
Result before tax from divested units
Special items	210

Underlying result before tax	650	651	1,840

Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total premium income decreased by EUR 444 million to EUR 9,750 million from EUR 10,194 million in 2008. Life premiums decreased EUR 480 million to EUR 8,025 million and non-life premiums increased by EUR 36 million to EUR 1,725 million, in line with moderate inflation. The decrease in life premiums was caused by the Netherlands (EUR 247 million) and Central Europe (EUR 451 million), whereas Belgium and Luxembourg showed a growth in life premiums (EUR 217 million). In the Netherlands, premiums declined despite the one-time favourable impact of EUR 127 million from a change in group pension premium recognition, due to lower salary indexation on group contracts and fierce competition on the market for retail immediate annuities. The decrease in Central Europe was mainly concentrated in Spain, Hungary and Poland and was partly explained by the lower exchange rates of Central European currencies (EUR 147 million) as well as a large group contract signed in Spain in 2008 (EUR 70 million). Premium income in Belgium and Luxembourg showed an increase due to the sales of the recently introduced VA products.
Expenses
Operating expenses decreased by EUR 51 million to EUR 1,713 million in 2009 from EUR 1,764 million in 2008. In 2009, significant expenses related to restructuring initiatives were made (EUR 210 million) to bring the cost structure more in line with the new economic circumstances. Excluding these restructuring expenses, operating expenses decreased EUR 261 million partly helped by the depreciation from Central European currencies against the euro (EUR 25 million) as well as changes in the allocation of group overhead expenses. In 2009, an internal staff reduction of 1,429 full-time equivalents was achieved.
Result before tax
The result before tax decreased by EUR 379 million to EUR 272 million in 2009 from EUR 651 million in 2008. In 2009, the result before tax was impacted by the divestment of the so-called industry pension fund portfolio of Nationale-Nederlanden (EUR 160 million loss). In line with ING’s Back to Basics strategy, ING sold the life pension business in Russia as well as the non-life operations in Greece (EUR 8 million loss). Also the life business in Russia was put into liquidation.
Underlying result before tax
Insurance Europe’s underlying profit before tax in 2009 slightly decreased to EUR 650 million from EUR 651 million in 2008, despite the recovery of the financial markets in the course of the year. Positive 2009 result items were EUR 444 million higher private equity revaluations, a EUR 190 million improvement in the change in the provision for guarantees on separate account pension contracts (net of hedging) and EUR 250 million lower underlying operating expenses. These positive elements were offset by EUR 499 million lower public equity income due to lower corporate profits as well as ING’s de-risking policy through equity securities divestments. Also profit sharing for policyholders increased by EUR 102 million, the result on equity index options that hedge equity investments fell by EUR 68 million, negative currency impact (EUR 35 million) and the non-life underwriting result decreased EUR 97 million.
The Netherlands
Underlying result before tax in the Netherlands increased to EUR 304 million from 242 million in 2008. Positive 2009 result items were EUR 420 million higher private equity revaluations, a EUR 190 million improvement in the change in the provision for guarantees on separate account pension contracts (net of hedging) and lower underlying operating expenses (EUR 217 million). These positive elements were offset by EUR 479 million lower public equity income due to lower corporate profits as well as ING’s de-risking policy through equity securities divestments. Also, the profit sharing for policyholders in the Netherlands increased by EUR 99 million, the result on equity index options that hedge equity investments fell by EUR 68 million, and the non-life underwriting result decreased EUR 93 million.
The underlying result before tax for life insurance increased to EUR 97 million from EUR -50 million last year. Income from private equity increased with EUR 362 million. Also there was a EUR 190 million improvement in the change in the provision for guarantees on separate account pension contracts (net of hedging) and lower operating expenses (EUR 128 million). These positive elements were offset by EUR 357 million lower public equity income due to lower corporate profits as well as ING’s de-risking policy through equity securities divestments. Also, the profit sharing for policyholders in the Netherlands increased by EUR 99 million and the result on equity index options that hedge equity investments fell by EUR 68 million.
The underlying result before tax for non-life insurance decreased to EUR 207 million from EUR 292 million last year. This is mainly due to the non-life underwriting result which decreased by EUR 93 million.
Belgium
Underlying result before tax in Belgium increased to EUR 1 million in 2009 from EUR 78 million in 2008 mainly due to EUR 70 million capital losses and impairments on debt securities. Premium income increased EUR 73 million due to the newly introduced variable annuity product.
Central and Rest of Europe
Central Europe’s underlying profit before tax declined to EUR 319 million from EUR 329 million in 2008, as EUR 63 million lower underlying operating expenses were more than offset by EUR 25 million higher losses and impairments on fixed income securities and EUR 50 million lower revaluations of non-trading derivatives.
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
The underlying result before tax for life insurance decreased to EUR (49) million in 2008 from EUR 1,029 million in 2007. Income from real estate dropped to EUR (258) million from EUR 345 million in 2007 due to negative revaluations of properties in the United Kingdom and continental Europe. In November, ING’s Dutch insurance subsidiaries reached an agreement in principle with consumer organizations regarding individual unit-linked life policies that were sold in the Netherlands. This agreement is non-binding for individual policyholders. There was no material P&L impact as adequate provisions had already been established. Capital gains on debt securities and fixed income funds decreased to EUR (79) million in 2008 compared to EUR 20 million in 2007. Life premium income stayed flat at EUR 1,590 in 2008 versus EUR 1,587 million in 2007 despite the weak investment climate. Termination of low-return group contracts and cessation of the sale of traditional unit-linked products were offset by higher sales of group life products through indexation, as well as higher sales due to single premium fixed annuities in the Netherlands.
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

INSURANCE AMERICAS

	Insurance Americas
	2009	2008	2007
	(EUR millions)
Premium income	14,056	22,549	23,537
Commission	1,193	1,254	1,036
Investment and Other income	1,004	3,935	5,108

Total income	16,253	27,738	29,681

Underwriting expenditure	14,503	25,319	24,682
Other interest expenses	225	222	328
Operating expenses	1,771	2,574	2,519
Other impairments		212

Total expenditure	16,499	28,327	27,529

Result before tax	(246)	(589)	2,152
Gains/losses on divestments	111	(237)	(560)
Result before tax from divested units	1	(224)	(35)
Special items	196	93

Underlying result before tax	61	(958)	1,556

Year ended December 31, 2009 compared to year ended December 31, 2008.
Income
Total premium income decreased by 37.7%, or EUR 8,493 million, to EUR 14,056 million in 2009. Underlying premium income decreased 26.2%, or 30.6% excluding currency impacts, to EUR 13,973 million, primarily due to a decline in variable annuity sales in the US. Underlying investment and other income decreased 62.2%, or EUR 1,807 million to EUR 1,096 million in 2008 due to a combination of lower investment yields from de-risking actions and unfavourable results from non-trading derivatives, including the funding capital hedge entered into in late 2008. Lower impairments and favourable revaluations on alternative asset investments partially offset the decline.
Expenses
Operating expenses declined 31.2%, or EUR 803 million, to EUR 1,771 million in 2009. Underlying expenses declined 8.1%, or 7.6% excluding currency impacts, to EUR 1,611 million in 2009. In the US, expenses declined due to lower staff cost and lower sales-related expenses.
Result before tax
Results before tax includes total losses on divestments of EUR 111 million, which includes losses associated with the divestment of Canada’s non-life business, Chile’s annuity, mortgage and consumer credit businesses and the US independent retail broker dealer units. In addition, the special items in 2009 mainly reflect restructuring charges in the US, integration expenses for CitiStreet in the US and cost related to the Alt-A transaction with the Dutch state.
Underlying results before tax
Insurance Americas’ returned to profitability in 2009, posting underlying results before tax of EUR 61 million, up EUR 1,019 million from the loss reported in 2008. Underlying loss before tax in the US improved EUR 898 million to a loss of EUR 219 million in 2009, mainly due to lower negative DAC unlocking, lower investment losses and impairments, and lower operating expenses. Losses on the capital hedge, lower fee income and lower investment margins partially offset the improvement. In Latin America, underlying profit before tax improved 75.8% to EUR 280 million, led by strong results in the pension businesses.
At year-end 2009, IFRS reserve adequacy for Insurance Americas deteriorated compared with year-end 2008. The net liability provisions for Insurance Americas became insufficient by EUR 1.6 billion at the 90% confidence level, which is significantly more conservative than using the best estimate reserve adequacy approach commonly employed, particularly among US companies. The net liability provisions remain sufficient by EUR 1.8 billion at the 50% confidence level.
United States
Premium income decreased 26.3% to EUR 13,812 million in 2009. The decrease was mainly due to lower variable annuity sales, where sales were intentionally reduced by increasing charges and reducing benefit guarantees. Operating expenses declined 7.0%, or 7.4% excluding currency impacts, due to lower staff cost, reflecting 12% reduction in FTEs since year-end 2008, and lower sales-related expenses. Underlying loss before tax was EUR 219 million in 2009, representing a substantial improvement from the EUR 1,117 million loss reported in 2008. Lower negative DAC unlocking, lower investment losses and impairments, and lower operating expenses led the recovery. Losses on the capital hedge, a decline in AUM-based fee income and lower investment margins from de-risking actions partially offset the improvement.
Latin America
Premium income decreased 19.2% to EUR 161 million as Chile exited the disability and survivorship market during 2009 due to regulatory change. Operating expenses declined 16.3%, or 10.1% excluding currency impacts, mainly due to lower staff-related costs, including incentive compensation, and professional fees. Underlying profit before tax improved EUR 121 million to EUR 280 million, as recovery of equity markets through the region led to an improvement on the legally-required investment in the pension business. Additionally, higher pension fee income and lower operating expenses also contributed to the profit improvement.
Year ended December 31, 2008 compared to year ended December 31, 2007
Income
Total premium income decreased by 4.2%, or EUR 988 million, from EUR 23,537 million in 2007 to EUR 22,549 million in 2008. Underlying premiums decreased by 1.2% to EUR 18,935 million. The decline was concentrated in Latin America, due to the sale of the health business in Chile in the first quarter of 2008.
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
Expenses
Operating expenses increased by 2.2%, or EUR 55 million from EUR 2,519 million in 2007 to EUR 2,574 million in 2008. Underlying expenses increased 2.8%, mainly due to integration and operating expenses triggered by the acquisition of CitiStreet in the US and the acquisition of pension business from Santander in Latin America.
Result before tax
Result before tax in 2008 included a gain of EUR 55 million, which resulted from the divestment of Chile health business in the first quarter of 2008 and a gain of EUR 182 million which resulted from the divestment of Mexico insurance business in the third quarter of 2008. In addition, the result before tax in 2008 included the results from the divested business in Mexico, Argentina (nationalization of the pension business), Chile, and Canada. The special items in 2008 related to integration expenses for CitiStreet in the US (EUR 90 million before tax), and restructuring charges in several countries in Latin America (EUR 3 million before tax).
Underlying result before tax
Underlying result before tax from Insurance Americas decreased to a loss of EUR 958 million in 2008 from a profit of EUR 1,556 million in 2007. Underlying result before tax in the US decreased by EUR 2,473 million from a profit of EUR 1,356 million in 2007 to a loss of EUR 1,117 in 2008, primarily due to net investment losses and negative impact from deferred acquisition costs unlocking. In Latin America underlying profit before tax decreased by 20.5%, or EUR 41 million to EUR 159 million in 2008 from EUR 200 million in 2007.
United States
Underlying premium income increased by 0.3%, or 8.4% excluding currency impact to EUR 18,736 million in 2008 from EUR 18,677 million in 2007. This increase was mainly due to higher sales of retirement services, variable annuities and fixed annuities. Operating expenses increased 2.3%, or 10.1% excluding currency impact to EUR 1,531 million due to the acquisition of CitiStreet in the second quarter of 2008, partly offset by lower personnel-related expenses. Underlying result before tax decreased to a loss of EUR 1,117 million from a profit of EUR 1,356 million in 2007. The negative result before tax in 2008 included investment losses (pre-DAC) of EUR 965 million. In addition, deferred acquisition costs unlocking had a negative impact of EUR 1,180 million in 2008, compared with a positive impact of EUR 14 million in 2007. The further decrease of underlying result was due to lower fee income in 2008 from lower assets under management in retirement services, higher cost of guaranteed benefits in 2008 in variable annuities, negative limited partnerships result in 2008, and lower result from private equity investments.

Latin America
Premium income decreased EUR 280 million to EUR 199 million primarily due to the sale of the health business in Chile in the first quarter of 2008. Operating expenses increased 7.2%, mainly due the acquisition of pension business from Santander. Underlying profit before tax declined EUR 41 million to EUR 159 million due to lower investment gains (especially in Mexico), lower investment results on the legally-required capital in the pension businesses (especially in Chile and Peru), and higher non-life results in Brazil, including a tax reserve release of EUR 24 million.
INSURANCE ASIA/PACIFIC

	Insurance Asia/Pacific
	2009	2008	2007
	(EUR millions)
Premium income	6,653	11,040	12,632
Commission	242	319	382
Investment and Other income	1,455	2,800	1,369

Total income	8,350	14,159	14,383

Underwriting expenditure	6,124	12,611	12,517
Other interest expenses	926	720	175
Operating expenses	756	1,040	1,115
Other impairments	1	0	0

Total expenditure	7,806	14,372	13,807

Result before tax	543	(213)	576
Gains/losses on divestments	(337)	214
Result before tax from divested units	(26)	(2)	(148)
Special items	40

Underlying result before tax	220	(1)	428

Year ended December 31, 2009 compared to year ended December 31, 2008
Total underlying income
Gross premium income declined 39.7% or EUR 4,387 million to EUR 6,653 million in 2009 from EUR 11,040 million in 2008. The decrease was mainly due to the 40.8% lower premium income in Japan, as a result of the cessation of the SPVA business as of July 31, 2009. Excluding the discontinued SPVA business in Japan, premium income fell 32.2%, due to the drop in new sales in South Korea on an overall weaker demand for investment-linked products in 2009, partly offset by higher premium income from robust new business growth in Malaysia, Hong Kong and Thailand. Total underlying income was down by 41.0% from EUR 14,159 Million to EUR 8,350 million, primarily due to the SPVA business in Japan, where fair value changes on derivatives used to hedge Japan’s guaranteed variable annuity benefits are reflected in “Total investment and other income,” offset by a reduced increase in benefit reserves reflected in the underwriting expenditure.
Operating expenses
Operating expenses were down 27.3% or EUR 284 million to EUR 756 million from a year earlier driven by ongoing regional and business unit cost containment initiatives and efforts. In particular, operating expenses in South Korea and Japan declined 25.3% and 19.2%, respectively, as structural, i.e. administrative expenses, shrank, on lower fixed personnel costs due to ongoing staff rationalization and business and organizational restructuring. Operating expenses excluding divested units in Australia, New Zealand (2009) and Taiwan (2008) and currency effects decreased 15.9% to EUR 599 million.
Result before tax
On 30 November 2009, ING closed the sale of its stakes in its life insurance and wealth management businesses in Australia and New Zealand. The transaction generated net profit of EUR 339 million. The results of the divested units are excluded from the underlying results in both periods. The result before tax was EUR 543 million, up EUR 756 million in 2009 from a loss of EUR 213 million in 2008.

Underlying result before tax
The underlying result before tax was EUR 220 million in 2009 compared with EUR (1) million in 2008. Excluding the discontinued SPVA business In Japan, the underlying result before tax was EUR 374 million in 2009 compared with EUR 237 million in 2008 on improved investment income as the drag on earnings due to volatile market conditions subsided, coupled with cost containment efforts throughout the year.
South Korea
In South Korea, underlying result before tax increased by 40.5%, or 54.7% excluding currency effects, to EUR 229 million in 2009 from EUR 163 million in 2008 on recovering markets across the region. 2008 results were mainly affected by market related impacts, comprising negative revaluations on an equity derivative fund and credit linked securities and impairments on fixed income securities. Premium income decreased by 17.0% to EUR 2,731 million in 2009 from EUR 3,291 million in 2008 due to a decline in new sales that was partly offset by favorable in-force persistency. Operating expenses decreased by 25.3%, on restructuring and other cost containment measures implemented throughout the year.
Japan
In Japan, the underlying loss before tax was EUR 46 million in 2009 from a loss of EUR 167 million in 2008. SPVA business posted a loss of EUR 154 million in 2009 compared to a loss of EUR 238 million in 2008. The current year result was negatively impacted by an EUR 191.3 million adjustment on technical reserves in the fourth quarter due to changes in variable annuity lapse assumptions. Excluding the SPVA business, the underlying profit before tax for Corporate Owned Life Insurance (COLI) business rose 52.1% to EUR 108 million from EUR 71 million in 2008 on higher premium income, up 5.3% from a year ago, as well as improved investment results. Operating expenses fell 19.2% on a 28% decline in operating expenses for SPVA business. Operating expenses for COLI business declined by 9.6% compared with a year ago.
Malaysia
In Malaysia, the underlying result before tax rose 10.3%, or 14.3% excluding currency effects, to EUR 64 million in 2009 compared with EUR 58 million in 2008. The increase in profits was driven by improvement of investment results, up 115.2%, as well as higher premium income, which rose 6.5% to EUR 586 million in 2009 compared with EUR 550 in 2008 on continued new business growth, particularly through its bank distribution partner Public Bank. Operating expenses declined 2.0% despite strong new sales growth, on strict cost control.
Rest of Asia
In Rest of Asia, the underlying loss before tax was EUR 27 million in 2009 compared with a loss of EUR 54 million in 2008. All major business units contributed to this growth. In 2009, Thailand broke even with an underlying result before tax of EUR 1 million, compared with a loss of EUR 12 million in 2008 on strong new business growth which led to 26.2% higher premium income coupled with strict expense control. In China and India and Hong Kong, the underlying results before tax rose on improved investment results and lower expenses.
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
Expenses
Operating expenses decreased by 6.7%, or EUR 75 million to EUR 1,040 million in 2008 from EUR 1,115 million in 2007. Excluding Taiwan and currency effects, operating expenses increased 7.0% as cost containment helped to offset most of the increased expenses from a higher in-force base in some countries and continued investment in greenfield operations, to support the growth in premium income in these markets.
Result before tax
On October 20, 2008, ING reached an agreement with Fubon Financial Holding Co. Ltd. to sell ING Life Taiwan for a consideration of USD 600 million (EUR 447 million). The transaction closed on February 11, 2009, and the total loss before tax of the transaction, comprising of the loss on divestment (EUR 214 million) and negative results from the divested unit related to impairments (EUR 115 million), was EUR 329 million (EUR 292 million after tax). As a consequence of the sale, Taiwan was separately reported from Insurance Asia/Pacific’s results beginning with the fourth quarter of 2008. Including the loss on the divestments and the result from the divested units, result before tax decreased by 137.0%, or EUR 789 million to a loss of EUR 213 million in 2008 from a profit of EUR 576 million in 2007.
Underlying result before tax
Underlying result before tax decreased by 100.2% or EUR 429 million to a loss of EUR 1 million in 2008 from a profit of EUR 428 million in 2007. Japan recorded a loss of EUR 167 million in 2008 compared to a profit of EUR 24 million in 2007, driven by losses on the variable annuity business as a consequence of extreme market volatility. Turmoil in the global financial markets led to negative revaluations on credit and equity linked securities, and impairments on fixed income investments, which further contributed to the decrease in the underlying result. The underlying result in 2008 and 2007 is adjusted for the result for divested units in Australia and New Zealand.
Australia and New Zealand
The 2008 and 2007 the underlying result before tax was adjusted for the result from divested units in Australia and New Zealand (divestments date from 4Q 2009) by EUR 117 million and EUR 148 million respectively.
South Korea
In South Korea, underlying result before tax decreased by 45.7%, or 33.3% excluding currency effects, to EUR 163 million in 2008 from EUR 300 million in 2007. The decline was mainly due to market related impacts, comprising negative revaluations on an equity derivative fund and credit linked securities and impairments on fixed income securities. Results in 2007 had also been supported by the one-off recognition of EUR 10 million in dividend income from the consolidation of equity funds. Premium income decreased by 8.8%, but was up 13.8% excluding currency effects, to EUR 3,291 million in 2008 from EUR 3,607 million in 2007 due to favorable retention and stable new sales. Operating expenses decreased by 9.5%, but were up 13.6% excluding currency effects, to EUR 229 million in 2008 from EUR 253 million in 2007 to support business growth.
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
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2009 was EUR 17,684 million, at December 31, 2008, EUR 18,841 million and at December 31, 2007, EUR 14,709. The EUR 17,684 million of debt and capital securities outstanding at December 31, 2009, consisted of subordinated loans of EUR 11,139 million and debenture loans of EUR 6,545 million, both specified below :

			Balance sheet
Interest rate (%)	Year of issue	Due date	value
(EUR millions)
9.000	2008	Perpetual	10
8.500	2008	Perpetual	1,357
8.000	2008	Perpetual	1,479
7.375	2007	Perpetual	1,022
6.375	2007	Perpetual	713
5.140	2006	Perpetual	670
5.775	2005	Perpetual	690
6.125	2005	Perpetual	472
4.176	2005	Perpetual	498
Variable	2004	Perpetual	999
6.200	2003	Perpetual	337
Variable	2003	Perpetual	731
7.200	2002	Perpetual	656
7.050	2002	Perpetual	465
8.439	2000	December 31, 2030	1,040

			11,139

			Balance sheet
Interest rate (%)	Year of issue	Due date	value
(EUR millions)
5.625	2008	September 3, 2013	1,073
4.699	2007	June 1, 2035	117
4.75	2007	May 31, 2017	1,864
Variable	2006	June 28, 2011	749
Variable	2006	April 11, 2016	997
4.125	2006	April 11, 2016	745
6.125	2000	January 4, 2011	1,000

			6,545
At December 31, 2009, 2008 and 2007, ING Groep N.V. also owed EUR 800 million, EUR 1,319 million and EUR 174 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 800 million owed by ING Groep N.V. to ING Group companies at December 31, 2009, EUR 7 million was owed to ING Insurance companies, EUR 793 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.
In October 2008 ING issued Core Tier 1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as Core Tier 1 capital for regulatory purposes. Such securities were not issued in the years before. In December 2009 ING repurchased EUR 5,000 million of the non-voting equity securities to the Dutch State.

At December 31, 2009, 2008 and 2007, ING Groep N.V. had EUR 183 million, EUR 33 million and EUR 162 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 350 million, EUR 7,050 million and EUR 5,900 million in 2009, 2008 and 2007, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 350 million, EUR 2,800 million and EUR 4,600 million were received from ING Insurance in 2009, 2008 and 2007, respectively; EUR 0 million, EUR 4,250 million and EUR 1,300 million were received from ING Bank in 2009, 2008 and 2007, respectively. On the other hand, the Company injected EUR 700 million, EUR 12,720 million and EUR 2,200 million into its direct subsidiaries during the reporting year 2009, 2008 and 2007, respectively. Of the amounts injected by the Company, EUR 550 million, EUR 5,450 million and EUR 0 million were injected into ING Insurance in 2009, 2008 and 2007, respectively; EUR 150 million, EUR 7,200 million and EUR 2,200 million were injected into ING Bank in 2009, 2008 and 2007, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
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
Year ended December 31, 2009 compared to year ended December 31, 2008
Net cash flow from operating activities amounted to EUR (27,400) million for the year ended December 31, 2009, a decrease of 314% compared with EUR 12,823 million for the year ended December 31, 2008. This decrease was mainly due trading assets/trading liabilities and banks, loans and funds entrusted. The cash flow generated through the customer deposits and other funds on deposit and loans and advances was EUR 21,073 million and EUR 11,552 million respectively, offset by lower banks (amounts due from/to banks not available on demand). The cash flow employed in lending increased from a cash outflow of EUR 76,215 million in 2008 to a cash inflow of EUR 11,552 million in 2009.
Net cash flow from investment activities in 2009 was EUR 3,239 million, compared to EUR (10,003) million in 2008. The increase was mainly caused by higher disposals and redemptions of group companies, available-for-sale investments and investments for risk of policyholders.
Net cash flow from financing activities was EUR 13,853 million in 2009, compared to EUR 45,726 million in 2008. The decrease of EUR 31,873 million in net cash flow from financing activities is mainly due to lower repayments/proceeds of borrowed funds and debt securities and the issuance/repayment of non-voting equity securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2009 of EUR 20,959 million, compared with EUR 31,271 million at year-end 2008, a decrease of EUR 10,312 million from 2008 levels

	2009	2008
	(EUR millions)
Treasury bills and other eligible bills	3,182	7,009
Amounts due from/to banks	2,387	2,217
Cash and balances with central banks	15,390	22,045

Cash and cash equivalents at end of year	20,959	31,271

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
Net cash used in investment activities in 2008 was EUR (10,003) million, compared to EUR (13,933) million in 2007. The increase was mainly caused by higher disposals and redemptions of available-for-sale investments.
Net cash flow from financing activities was EUR 45,726 million in 2008, compared to EUR (12,831) million in 2007. The increase of EUR 58,557 million in net cash flow from financing activities is mainly due to higher repayments/proceeds of borrowed funds and debt securities.
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
Year ended December 31, 2009 compared to year ended December 31, 2008
At December 31, 2009 and 2008, ING Bank had EUR 18,170 million and EUR 27,395 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the current account position with Central and Short dated Government paper.
Specification of cash position (EUR millions):

	2009	2008
	(EUR millions)
Cash	12,602	18,169
Short dated government paper	3,181	7,009
Banks on demand	2,387	2,217

Cash balance and cash equivalents	18,170	27,395

The EUR 47,975 million decrease in ING Bank’s operating activities, consist of EUR 35,720 million cash outflow for the year ended December 31, 2009, compared to EUR 12,255 million cash inflow for the year ended December 31, 2008.
The cash flow from operating activities was largely affected by cash flows from Trading (cash outflow in 2009 of EUR 6,473 million compared to cash inflow in 2008 of EUR 36,836 million), from Amounts due to and from Banks

(cash outflow of EUR 58,799 million compared to a cash inflow in 2008 of EUR 20,372 million) and offset by a cash inflow of loans and advances to customers of EUR 9,489 million (cash outflow in 2008 of EUR 76,154).
Net cash flow for investment activities was EUR 4,819 cash inflow and EUR 4,101 million cash outflow in 2009 and 2008, respectively. Investment in interest-earning securities was EUR 58,424 million and EUR 95,036 million in 2009 and 2008, respectively. Dispositions and redemptions of interest-earning securities was EUR 62,669 million and EUR 94,976 million in 2009 and 2008, respectively.
Net cash inflow from financing activities in 2009 amounted to EUR 21,681 compared to a cash inflow in 2008 amounted to EUR 39,048 million and is mainly attributable to less on balance cash inflow from debt securities in issue.
The operating, investment and financing activities described above resulted in a negative cash flow of EUR 9,220 in 2009 compared to a positive net cash flow of EUR 47,202 million in 2008.
Year ended December 31, 2008 compared to year ended December 31, 2007
At December 31, 2008 and 2007, ING Bank had EUR 27,395 million and EUR (19,389) million, respectively, of cash and cash equivalents. The increase in Cash and Cash Equivalents is mainly attributable to the overnight deposit and current account position with Central and Commercial Banks.
The EUR 21,462 million increase in ING Bank’s cash flow from operating activities, consist of EUR 12,255 million cash inflow for the year ended December 31, 2008, compared to EUR 9,207 million cash outflow for the year ended December 31, 2007. The improved cash flow from operating activities was largely due to improved cash flow from Trading (cash inflow in 2008 of EUR 36,836 million compared to cash inflow in 2007 of EUR 22,673 million), from Amounts due to and from Banks (cash inflow in 2008 of EUR 20,372 million compared to cash inflow in 2007 of EUR 6,724 million) and offset by a decrease in cash inflow from Customer deposits (cash inflow in 2008 of EUR 18,750 compared to cash inflow in 2007 of EUR 32,748 million).
Specification of cash position (EUR millions):

	2008	2007
	(EUR millions)
Cash	18,169	9,829
Short dated government paper	7,009	4,130
Banks on demand	2,217	(33,348)

Cash balance and cash equivalents	27,395	(19,389)

Net cash flow for investment activities was EUR 4,101 million cash outflow and EUR 1,526 million cash inflow in 2008 and 2007, respectively. Investment in interest-earning securities was EUR 95,036 million and EUR 95,546 million in 2008 and 2007, respectively. Dispositions and redemptions of interest-earning securities was EUR 94,976 million and EUR 100,297 million in 2008 and 2007, respectively.
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
Capital Adequacy
Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the Dutch Central Bank for supervisory purposes. See “Item 4, Information on the Company”. Qualifying capital is based on IFRS-EU, as primary accounting basis, which is also the basis for statutory and regulatory reporting.

The following table sets forth the capital position of ING Bank N.V. as of December 31, 2009, 2008 and 2007.
Capital position of ING Bank

	2009	2008	2007
	In EUR millions
Shareholders’ equity (parent)	27,480	20,635	26,021
Difference IFRS-IASB and IFRS-EU	2,742	2,254	(510)
Minority interests	960	1,198	1,168
Subordinated loans qualifying as Tier 1 capital (1)	8,057	7,085	6,397
Goodwill and intangibles deductible from Tier 1	(1,636)	(1,636)	(1,428)
Deductions Tier 1	(1,073)	(1,040)	(93)
Revaluation reserve (2)	(2,516)	3,523	(2,283)

Available capital — Tier 1	34,015	32,019	29,722

Supplementary capital — Tier-2 (3)	11,789	12,910	14,199
Available Tier-3 funds
Deductions	(1,073)	(1,040)	(2,407)

BIS capital	44,731	43,889	41,564

Risk-weighted assets	332,375	343,388	293,013

Tier 1 ratio	10.23%	9.32%	7.39%
BIS ratio	13.46%	12.78%	10.32%

Required capital based on Basel I floor (4)	28,709	34,369	32,218
BIS ratio based on Basel I floor (4)	12.46%	10.22%	10.32%

(1)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(2)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate

(3)	Includes eligible lower Tier-2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.

(4)	Using 80% and 90% of Basel I Risk Weighted Assets in 2009 and 2008 respectively.

(5)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.
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
Year ended December 31, 2009 compared to year ended December 31, 2008
Premium income and Investment and Other income totaled EUR 30,492 million and EUR 3,363 million in 2009, and EUR 43,812 million and EUR 8,970 million in 2008. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 30,984 million, EUR 4,381 million and EUR 1,052 million in 2009 and EUR 49,485 million, EUR 5,422 million and EUR 1,269 million in 2008.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 9,425 million at December 31, 2009 and EUR 14,440 million at December 31, 2008.

	2009	2008
	(EUR millions)
Cash and bank balances	3,752	4,389
Short term deposits	5,673	10,051

Total	9,425	14,440

Net cash provided by operating activities was EUR 3,876 million in 2009 and EUR 13,129 million in 2008.
Net cash used by ING Insurance in investment activities was EUR (1,589) million in 2009 and EUR (8,034) million in 2008.
Cash provided by ING Insurance’s financing activities amounted to EUR (7,303) million and EUR 6,275 million in 2009 and 2008, respectively.
Year ended December 31, 2008 compared to year ended December 31, 2007
Premium income and Investment and Other income totaled EUR 43,812 million and EUR 8,970 million in 2008, and EUR 46,818 million and EUR 13,488 million in 2007. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 49,485 million, EUR 5,422 million and EUR 1,269 million in 2008 and EUR 48,833 million, EUR 5,515 million and EUR 1,326 million in 2007.
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
Net cash used by ING Insurance in investment activities was EUR (8,034) million in 2008 and EUR (15,072) million in 2007.
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
Adjusted Equity
ING calculates certain capital ratios on the basis of “adjusted equity”. Adjusted equity differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted equity excludes unrealized gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the Core Tier 1 Securities. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. Adjusted equity for 2009 and 2008 is reconciled to shareholders’ equity as follows:

	2009	2008
	(EUR millions)
Shareholders’ equity	31,121	15,080
Difference between IFRS-IASB and IFRS-EU	2,742	2,254
Core Tier 1 Securities	5,000	10,000
Group hybrid capital	11,478	11,655
Revaluation reserves debt securities and other	(1,291)	6,769

Adjusted equity	49,050	45,758

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier 1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.
“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR 2,325 million in 2009, EUR 11,221 million in 2008 and EUR 1,895 million in 2007, the cash flow hedge reserve of EUR (372) million in 2009, EUR (1,177) million in 2008 and EUR (431) million in 2007 and capitalized goodwill of EUR (3,244) million in 2009, EUR (3,275) million in 2008 and EUR (2,420) million in 2007.
ING uses adjusted equity in calculating its debt/equity ratio, which is a key measure in ING’s capital management process. The debt/equity ratio based on adjusted equity is used to measure the leverage of ING Group and ING Insurance. The target and actual debt/equity ratio based on adjusted equity are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted equity for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:
•	adjusted equity is calculated using criteria that are similar to the capital model that is used by Standard and Poor’s to measure, compare and analyze capital adequacy and leverage for insurance groups, and the level of our adjusted equity may thus have an impact on the S&P ratings for the Company and its operating insurance subsidiaries;
•	ING believes its Standard and Poor’s financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, and accordingly are important to the operations and prospects of our insurance operating subsidiaries, and a major distinguishing factor vis-à-vis our competitors and peers.
To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING increased to 12.4% in 2009 from 13.5% in 2008. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2007 has been in the range of 19.9% to 9.0% and has declined consistently during this period as a result of capital management action and favorable equity markets. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Over the last year, ING has targeted a 15% debt/equity ratio for ING Group currently, but management aims to reduce the Group debt/equity ratio to 10% in the near term. In addition ING stated in its Restructuring Plan as presented on 26 October 2009 that in the coming years, as insurance units are divested, ING wants to reduce its Core Debt to zero, thereby eliminating the double leverage. These targets are reviewed at least once a year and approved by the Executive Board. During the yearly review many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements
See Note 27 of Note 2.1 to the consolidated financial statements.

		Less	More		Less	More
		than	than		than	than
	Total	one	one	Total	one	one
	2009	year	year	2008	year	year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	17	17		10	10
Commitments concerning fixed-interest securities	634	609	25	2,724	2,673	51
Guarantees	3,463	1,784	1,679	2,460		2,460
Other	995	726	269	1,486	945	541

Banking operations
Contingent liabilities in respect of:
- discounted bills	1	1		1	1
- guarantees	21,545	15,912	5,633	22,391	13,344	9,047
- irrevocable letters of credit	12,352	11,063	1,289	10,458	8,019	2,439
- other	202	190	12	453	406	47

Irrevocable facilities	85,835	62,174	23,661	89,081	38,568	50,513

Total	125,044	92,476	32,568	129,064	63,966	65,098

Contractual obligations
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2009:

		Payment due by period
		Less			More
		than 1	1-3	3-5	than 5
2009	Total	year	years	years	years
	(EUR millions)
Operating lease obligations	1,079	209	350	388	132
Subordinated loans of Group companies	14,430	1,107	5,241	762	7,320
Preference shares of Group companies	1,040				1,040
Debenture loans	119,981	74,443	16,900	17,228	11,410
Loans contracted	4,695	2,985		74	1,636
Loans from credit institutions	2,986	2,046	233	53	654
Insurance provisions (1)	148,901	11,808	15,906	17,164	104,023

Total	293,112	92,598	38,630	35,669	126,215

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at December 31, 2009.
Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk. Reference is made to Note 21 Other liabilities in Note 2.1 for information about future payments in relation to pension benefit liabilities.

Item 6. Directors, Senior Management and Employees
SUPERVISORY BOARD
Appointment and dismissal
Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. Pursuant to the Dutch Civil Code, this list is to mention at least two candidates for each vacancy, and if not, the list will be non-binding. With respect to the second candidate, ING Group’s policy is to propose retired senior managers or other high ranking officers who, in view of the forthcoming abolition of this requirement, do not have to meet the independence requirements of the Corporate Governance Code or the requirements of the Supervisory Board Profile. The list will also be non-binding pursuant to a resolution to that effect of the General Meeting adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the reliability requirements set out in the Dutch Financial Supervision Act.
Members of the Supervisory Board may be suspended or dismissed at any time by the General Meeting. A resolution to suspend or dismiss members of the Supervisory Board which has not been brought forward by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast which majority represents at least one-third of the issued share capital.
In connection with the issue of the Core Tier 1 Securities to the Dutch State, ING Group and the Dutch State agreed that the Dutch State may recommend candidates for appointment to the Supervisory Board in such a way that upon appointment of all recommended candidates by the General Meeting, the Supervisory Board would comprise two State Nominees among its members. The Dutch State may recommend a Supervisory Board member already in office. The recommendation right of the Dutch State is subject to applicable law and to corporate governance practices, generally accepted under stock listing regimes applicable to ING Group and continues as long as the Dutch State holds at least 250 million Core Tier 1 Securities, as long as the IABF continues or any of the Bonds is outstanding. Should the holding of the Dutch State decrease below 250 million Core Tier 1 Securities, and both the IABF and the Bonds have expired, the State Nominees will remain in office and complete their term of appointment.
Candidates recommended by the Dutch State will be nominated, by way of a binding nomination, for appointment, unless one or more specified situations would occur. These include that:
•	the candidate is not fit and proper to discharge his duties as a Supervisory Board member;

•	upon appointment the composition of the Supervisory Board would not be appropriate and/or not be in accordance with the Supervisory Board Profile;
•	appointment would be incompatible with any provision of ING Group’s Articles of Association (“Articles of Association”), the Supervisory Board Charter, any principle or best-practice provision of the Dutch Corporate Governance Code as applied by ING Group and/or any other generally accepted corporate governance practice or requirement which is applicable to ING Group as an internationally listed company;
•	the relevant candidate has a structural conflict of interest with ING Group; and

•	the Dutch central bank refuses to issue a statement of ‘no objection’ against the appointment of the relevant candidate.
The Dutch State recommended Lodewijk de Waal and Tineke Bahlmann for appointment to the Supervisory Board, who were both appointed by the General Meeting on April 27, 2009.
Function of the Supervisory Board
The function of the Supervisory Board is to supervise the policy of the Executive Board and the general course of events of ING Group and its business, as well as to provide advice to the Executive Board. In line with Dutch company law, the Corporate Governance Code and the Articles of Association, the Supervisory Board Charter requires all members of the Supervisory Board, including the State Nominees, to act in accordance with the interests of ING Group and the business connected with it, taking into account the relevant interests of all the stakeholders of ING Group, to perform their duties without mandate and independent of any interest in the business of ING Group, and to refrain from supporting one interest without regard to the other interests involved.
As part of its supervisory role, certain resolutions of the Executive Board specified in the Articles of Association of ING Group and in the Supervisory Board Charter are subject to the approval of the Supervisory Board.
Pursuant to the agreements concerning the transactions with the Dutch State mentioned above, certain resolutions of the Supervisory Board are subject to the condition that no State Nominee voted against the proposal. These rights have become effective as from the 2009 annual General Meeting. These resolutions relate to the following matters:
a.	the issue or acquisition of its own shares by ING Group (other than related to or in connection with the Core Tier 1 Securities issue — including, for the avoidance of doubt, for the purpose of conversion or financing of a repurchase of Core Tier 1 Securities — and other than as part of regular hedging operations and the issuing of shares according to employment schemes);
b.	the cooperation by ING Group in the issue of depositary receipts for shares;

c.	the application for listing on or removal from the price list of any stock exchange of the securities referred to in a. or b.;

d.	the entry into or termination of lasting cooperation between ING Group or a dependent company and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for ING Group, i.e. amounting to one-quarter or more of ING’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

e.	the acquisition by ING Group or a dependent company of a participating interest in the capital of another company amounting to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto or a material increase or decrease in the magnitude of such a participating interest;

f.	investments involving an amount equal to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

g.	a proposal to wind up ING Group;

h.	filing of a petition for bankruptcy or moratorium of ING Group;

i.	a proposal to reduce the issued capital of ING Group (other than related to the Core Tier 1 Securities issue);

j.	a proposal for merger, split-off or dissolution of ING Group;

k.	a proposal to the General Meeting to change ING Group’s remuneration policy; and

l.	appointment of the chief executive officer of the Executive Board.
Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. The profile was submitted for discussion to the General Meeting in 2005. It is available on the website of ING Group (www.ing.com) and at the ING Group head office.
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
Term of appointment of members of the Supervisory Board
A member of the Supervisory Board retires no later than at the end of the first general meeting held four years after his or her last appointment or reappointment. In accordance with the Corporate Governance Code, members of the Supervisory Board may as a general rule be reappointed for two additional four-year terms. Under special circumstances however, the Supervisory Board may deviate from this general rule, among others in order to maintain a balanced composition of the Supervisory Board and/or to preserve valuable expertise and experience. As a general rule, members of the Supervisory Board shall also resign at the end of the annual general meeting in the year in which they attain the age of 70 and shall not be reappointed. The schedule for resignation by rotation is available on the website of ING Group (www.ing.com).
Ancillary positions/Conflicting interests
Members of the Supervisory Board are asked to provide details on any other directorships, paid positions and ancillary positions they may hold. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Corporate Governance Committee to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside the group.
In accordance with the Corporate Governance Code, members of the Supervisory Board are to disclose material conflicts of interest and potential conflicts of interest and to provide all information relevant thereto. Thereupon the Supervisory Board — without the member concerned taking part - decides whether a conflict of interest exists. In special circumstances, the Supervisory Board may deviate from this rule and decide that, notwithstanding the fact that the matter would entail a conflict of interest according to the Corporate Governance Code, a conflict of interest does not exist. This concerns in particular situations in which the conflict of interest is based on a marriage that exists no longer, to allow for situations where there is no material family relation. In case of a conflict of interest, members of the Supervisory Board are in accordance with the Corporate Governance Code to abstain from the discussions and decision-making on the topic or the transaction in which he has a conflict of interest.
Transactions involving actual or potential conflicts of interest
In accordance with the Corporate Governance Code, transactions with members of the Supervisory Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation of the Corporate Governance Code however, this does however not apply if (i) disclosure would be against the law, (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure and/or (iii) the information is so competition-sensitive that disclosure could damage the competitive position of ING Group.
Significant conflicting interests are considered to be absent in case of a relationship that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, with the exception of any loans that may have been granted
Independence
Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board are to be regarded as independent on December 31, 2009, except Piet Hoogendoorn, because of his position with Deloitte Touche Tohmatsu until June 1, 2007 and considering the important business relationship of Deloitte Touche Tohmatsu with ING at that time. Members of the Supervisory Board to whom the independence criteria of the Corporate Governance Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.
Company secretary
ING Group’s company secretary is Jan-Willem Vink, general counsel of ING Group.
Committees of the Supervisory Board
As of December 31, 2009, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee (as of June 1, 2009), the Remuneration Committee, the Nomination Committee (created from the split of the Remuneration and Nomination Committee on January 1, 2009) and the Corporate Governance Committee.
The organisation, powers and modus operandi of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. These charters are available on the website of ING Group (www.ing.com). A short description of the duties for the five Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On December 31, 2009, the members of the Audit Committee were: Jackson Tai (chairman), Tineke Bahlmann, Henk Breukink, Piet Hoogendoorn, Godfried van der Lugt and Jeroen van der Veer. The Supervisory Board has determined that the following members of the Audit Committee are financial experts as referred to in the Corporate Governance Code: Piet Hoogendoorn, Godfried van der Lugt and Jackson Tai. Piet Hoogendoorn has gathered his expertise in the auditing profession, whereas Godfried van der Lugt and Jackson Tai have gathered their experience by serving as executive officers and on the boards of international conglomerates: Piet Hoogendoorn serving as chairman of the Board of Directors of Deloitte Touche Tohmatsu, Godfried van der Lugt serving as CEO of ING Group and Jackson Tai serving as CEO of DSB Bank (Development Bank of Singapore) and managing director in the Investment Banking Division of JP Morgan.
The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING Group as well as the structure and operation of the internal risk management and control systems. On December 31, 2009, the members of the Risk Committee were: Peter Elverding (chairman), Tineke Bahlmann, Claus Dieter Hoffmann, Piet Klaver, Godfried van der Lugt and Jackson Tai.
The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING and its subsidiaries are based. On December 31, 2009, the members of the Remuneration Committee were: Jeroen van der Veer (chairman), Peter Elverding, Piet Klaver, Joan Spero, Karel Vuursteen and Lodewijk de Waal.
The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. On December 31, 2009, the members of the Nomination Committee were: Peter Elverding (chairman), Piet Klaver, Joan Spero, Jeroen van der Veer, Karel Vuursteen and Lodewijk de Waal.
The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting, and advises the Supervisory Board on improvements. On December 31, 2009, the members of the Corporate Governance Committee were: Peter Elverding (chairman), Henk Breukink, Claus Dieter Hoffmann, Harish Manwani, Aman Mehta and Lodewijk de Waal.
Remuneration and share ownership
The remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in ING Group for long-term investment purposes. Transactions by members of the Supervisory Board in ING Group shares and depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).
MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V.
Peter A.F.W. Elverding (chairman from April 27, 2009)
(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former chairman of the Managing Board of Directors of Koninklijke DSM N.V. Former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch Central Bank). Other business activities: chairman of the Supervisory Board of Océ N.V. (listed company). Member of the Supervisory Board of SHV Holdings N.V. Vice-chairman of the Supervisory Board of Q-Park N.V. Member of the Supervisory Board of Koninklijke FrieslandCampina N.V. Chairman of the Supervisory Board of Oostwegel Holding BV. Member of the Board of Stichting Instituut GAK.
Jeroen van der Veer (vice-chairman from October 1, 2009)
(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2013)
Former chief executive officer of Royal Dutch Shell plc. Other business activities: vice-chairman and senior independent director of Unilever N.V., non-executive director of Royal Dutch Shell plc and member of the Supervisory Board of Koninklijke Philips Electronics N.V. (listed companies). Vice- chairman of a NATO Expert Group to work on NATO’s new strategic concept. Member of the Supervisory Board of Het Concertgebouw N.V.
Tineke (J.) P. Bahlmann
(Born 1950, Dutch nationality, female; appointed in 2009, term expires in 2013)
Professor in Business Economics, University of Utrecht. Chairman of the Dutch Media Authority. Other business activities: vice-chairman of the Supervisory Board of N.V. Nederlandsche Apparatenfabriek ‘Nedap’ (listed company). Member of the Board of Maatschappelijk Verantwoord Ondernemen Nederland (CSR). Chairman of Stichting Max Havelaar. Member of the Board of De Baak Management Centre VNO-NCW. Member of the Board of Trustees of Canisius-Wilhelmina Ziekenhuis (hospital). Member of the Board of Toneelgroep Amsterdam (theatre).
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
Claus Dieter Hoffmann
(Born 1942, German nationality, male; appointed in 2003, term expires in 2011)
Former chief financial officer of Robert Bosch GmbH. Managing partner of H+H Senior Advisors, Stuttgart. Other business activities: chairman of the Supervisory Board of EnBW AG (listed company). Member of the Supervisory Board of de Boer Structures Holding B.V. Member of the Supervisory Board of C.A. Leuze GmbH & Co. KG. Chairman of the Charlottenklinik Foundation (hospital). Chairman of the Board of Trustees (Vereinigung der Freunde) of Stuttgart University.

Piet Hoogendoorn (until 27 April 2010)
(Born 1945, Dutch nationality, male; appointed in 2007, retirement in 2010)
Former chairman of the Board of Directors of Deloitte Touche Tohmatsu and former chief executive officer of Deloitte in the Netherlands. Former chairman of Koninklijke NIVRA (Netherlands Institute of Chartered Accountants). Other business activities: member of the Supervisory Board of Conquaestor Holding B.V. Member of the Supervisory Board of Bodegraven B.V. Chairman of the Supervisory Board of De Zevenster (nursing and care). Member of the Supervisory Board of Groene Hart Ziekenhuis Gouda (hospital).
Piet C. Klaver
(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2010)
Former chairman of the Executive Board of SHV Holdings N.V. Other business activities: chairman of the Supervisory Board of TNT N.V. (listed company). Chairman of the Supervisory Board of each of Dekker Hout Groep B.V., Jaarbeurs Holding B.V. and Credit Yard Financial Services B.V. Member of the Supervisory Board of SHV Holdings N.V. and of Dura Vermeer Groep N.V. Member of the African Parks Foundation. Chairman of the Supervisory Board of Utrecht School of the Arts.
Godfried J.A. van der Lugt
(Born 1940, Dutch nationality, male; appointed in 2001, term expires in 2012)
Former chairman of the Executive Board of ING Group (retired in May 2000). Other business activities: chairman of the Supervisory Board of Stadsherstel Amsterdam N.V. Chairman of the Advisory Board of Kasteel De Haar and R.C. Oude Armenkantoor. Member of Investment Advisory Committee of Stichting Instituut GAK.
Harish Manwani (until 27 April 2010)
(Born 1953, Indian nationality, male; appointed in 2008, retirement in 2010)
President Unilever Asia, Africa, Central & Eastern Europe. Other business activities: non-executive chairman of Hindustan Unilever Ltd. Member of the Executive Board of Indian School of Business.
Aman Mehta
(Born 1946, Indian nationality, male; appointed in 2008, term expires in 2012)
Former chief executive officer of Hong Kong & Shanghai Banking Corporation (HSBC) in Hong Kong. Other business activities: non-executive director of each of Tata Consultancy Services, Jet Airways Ltd., PCCW Ltd., Vedanta Resources Plc, Wockhardt Ltd., Godrej Consumer Products Ltd., Cairn India Ltd., Emaar MGF Land Ltd. and Max India Ltd. Member of the governing board of Indian School of Business. Member of the International Advisory Council of INSEAD.
Joan E. Spero
(Born 1944, American nationality, female; appointed in 2008, term expires in 2012)
Former executive vice-president Corporate Affairs and Communications of American Express Company. Former Under Secretary Economic Business & Agricultural Affairs, US State Department. Former president Doris Duke Charitable Foundation. Other business activities: non-executive director of IBM Corporation. Trustee of Columbia University, Council on Foreign Relations. Trustee of Wisconsin Alumni Research Foundation.
Jackson P. Tai
(Born 1950, American nationality, male; appointed in 2008, term expires in 2012)
Former vice-chairman and chief executive officer of DBS Group Holdings. Former managing director in the Investment Banking Division of JP Morgan. Other business activities: non-executive director of each of MasterCard Incorporated, CapitaLand and Cassis International. Non-executive chairman of the Board of Directors of Brookstone, Inc. Member of the Bloomberg Asia Pacific Advisory Board. Trustee of Rensselaer Polytechnic Institute.
Karel Vuursteen (until 27 April 2010)
(Born 1941, Dutch nationality, male; appointed in 2002, retirement in 2010)
Former chairman of the Executive Board of Heineken N.V. Other business activities: chairman of the Supervisory Board of Akzo Nobel N.V. and of TomTom N.V. and member of the Supervisory Board of Henkel KGaA (listed companies). Member of the Board of Directors of Heineken Holding N.V. Chairman of the Concertgebouw Fund Foundation. Member of the Supervisory Board of Nyenrode Foundation.
Lodewijk J. de Waal
(Born 1950, Dutch nationality, male; appointed in 2009, term expires in 2013)
General manager of Humanitas. Other business activities: member of the Supervisory Board of PGGM N.V. Member of the Advisory Board of Zorgverzekeraars Nederland. Chairman of the Supervisory Council of SNV. Member of the Advisory Board of Stichting Nationaal Fonds Kunstbezit. President of the Hay Group Vision Society.

Changes in the composition
In April 2009 the General Meeting appointed Tineke Bahlmann, Jeroen van der Veer and Lodewijk de Waal to the Supervisory Board. Tineke Bahlmann and Lodewijk de Waal were recommended as State Nominees. Their appointments became effective on 27 April 2009. The appointment of Jeroen van der Veer became effective as of July 1, 2009. As a State Nominee, Tineke Bahlmann replaced Peter Elverding who succeeded Jan Hommen as chairman of the Supervisory Board. In addition, Eric Bourdais de Charbonnière and Wim Kok retired from the Supervisory Board, reaching or having reached the age of 70.
Piet Hoogendoorn, Harish Manwani and Karel Vuursteen have decided to retire from the Supervisory Board at the end of the 2010 annual General Meeting. At the same meeting, Piet Klaver is expected to be nominated for reappointment.
More information can be found in the convocation for the 2010 annual General Meeting, available on the website of ING Group (www.ing.com).
EXECUTIVE BOARD
Appointment and dismissal
Members of the Executive Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. Pursuant to the Dutch Civil Code, this list is to mention at least two candidates for each vacancy, and if not, the list will be non-binding. With respect to the second candidate, ING Group’s policy is to propose retired senior managers or other high ranking officers who, in view of the forthcoming abolition of this requirement, do not have to meet the requirements of the Executive Board Profile. The list will be non-binding pursuant to a resolution of the General Meeting adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital.
Candidates for appointment to the Executive Board must comply with the expertise and reliability requirements set out in the Dutch Financial Supervision Act.
Members of the Executive Board may be suspended or dismissed at any time by a majority resolution at the general meeting. A resolution to suspend or dismiss members of the Executive Board that has not been brought forward by the Supervisory Board may only be adopted by the General Meeting by a majority of the votes cast which majority represents more than one-third of the issued share capital.
Function of the Executive Board
The Executive Board is charged with the management of ING Group, which means, among other things, that it is responsible for the setting and achieving of the company’s objectives, strategy and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group and its business lines (Insurance Europe, Insurance Americas, Insurance Asia/Pacific, Commercial Banking, Retail Banking and ING Direct). The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the website of ING Group (www.ing.com).
Profile of members of the Executive Board
The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. This Executive Board profile was submitted for discussion to the General Meeting in 2005. It is available on the website of ING Group (www.ing.com) and at the ING Group head office.
Remuneration and share ownership
Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions in these shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).
Ancillary positions/Conflicting interests
No member of the Executive Board has corporate directorships at listed companies outside ING. This is in accordance with ING Group’s policy to avoid conflicts of interest.
Transactions involving actual or potential conflicts of interest
In accordance with the Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation of the Corporate

Governance Code, this does however not apply if (i) disclosure would conflict with the law, (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure and/or (iii) the information is so competition-sensitive that the disclosure could damage the competitive position of ING Group.
Significant conflicting interests are considered to be absent and are not reported if a member of the Executive Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of their business on terms that apply to all employees. In connection with the foregoing, “loans” does not include financial products in which the granting of credit is of a subordinated nature, e.g. creditcards and overdrafts in current account, because of a lack of materiality.
MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.
Jan H.M. Hommen, chairman (from April 27, 2009)
(Born 1943, Dutch nationality, male; appointed in 2009, term expires in 2013)
Jan Hommen graduated with a master’s degree in Business Economics from Tilburg University. He was appointed a member of the Executive Board on April 27, 2009. He is also chairman of the Management Board of ING Bank N.V. and the Management Board of ING Verzekeringen N.V. Jan Hommen was a member of the Supervisory Board of ING Group as of June 1, 2005 and became chairman of the Supervisory Board of ING Group in January 2008. Until May 1, 2005, he was vice-chairman and chief financial officer of Koninklijke Philips Electronics N.V. From 1975 to 1997, he worked for Alcoa Inc. From 1978, he worked at the Alcoa head office in the United States, becoming chief financial officer in 1991. Jan Hommen is a member of the board of Royal Concertgebouw Orchestra. Six Group staff departments report directly to Jan Hommen: Corporate Legal Department, Corporate Human Resources, Corporate Development, Corporate Communications & Affairs, Public & Government Affairs and Corporate Audit Services.
Patrick G. Flynn, chief financial officer
(Born 1960, Irish nationality, male; appointed in 2009, term expires in 2013)
Patrick Flynn is a Chartered Accountant and a member of the Association of Corporate Treasurers in the United Kingdom. He also holds a bachelor’s degree in Business Studies from Trinity College Dublin. He was appointed a member of the Executive Board of ING Group on April 27, 2009. From 2007 to 2009, he was the chief financial officer of HSBC Insurance Holdings Ltd. Patrick Flynn is responsible for ING’s finance departments.
Koos (J.) V. Timmermans, chief risk officer
(Born 1960, Dutch nationality, male; appointed in 2007, term expires in 2011)
Koos Timmermans graduated from Erasmus University Rotterdam with a master’s degree in economics. Until 1991 he worked at ABN AMRO in the field of derivatives and for IBM’s European treasury he was stationed in Ireland. Koos Timmermans joined ING in 1996. He performed various roles: head of Treasury ING Insurance, head of Corporate Market Risk Management and from 2006 to 2007 he was deputy chief risk officer of ING Group, until his appointment to the Executive Board. Koos Timmermans is responsible for ING’s risk departments including compliance.
Changes in the composition
Michel Tilmant stepped down from the Executive Board on January 26, 2009. He has been succeeded as chairman of the Executive Board by Jan Hommen, who was appointed to the Executive Board on April 27, 2009. In the intervening months, Eric Boyer de la Giroday was acting chairman of the Executive Board.
John Hele left ING on March 31, 2009. He has been succeeded as chief financial officer by Patrick Flynn, who was appointed to the Executive Board on April 27, 2009.
The intended separation of the banking and insurance operations has led to changes in the structure and composition of the Executive Board. Eric Boyer de la Giroday, Dick Harryvan, Eli Leenaars, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy stepped down from the Executive Board as per June 1, 2009, but retained their position as a member of the Management Board of ING Bank N.V. or the Management Board of ING Verzekeringen N.V. Dick Harryvan decided to take early retirement as CEO of ING Direct and member of the Management Board of ING Bank N.V. as of January 1, 2010. Jacques de Vaucleroy decided to leave ING on October 26, 2009. He stepped down from the Management Board of ING Verzekeringen N.V., but remained an advisor to the Management Board of this company until January 1, 2010 to ensure a smooth transition.

REMUNERATION REPORT
This section sets out the remuneration for the Executive Board and the Supervisory Board. The first part of the Remuneration report provides information on the remuneration paid for 2009. In addition, information is included on loans and advances to the Executive Board and Supervisory Board members as well as ING depositary receipts for shares held by members of both Boards. In 2009, the Remuneration Committee of the Supervisory Board undertook a comprehensive review of the remuneration policy for the Executive Board. The Remuneration Committee proposed a new remuneration policy, which was adopted by the full Supervisory Board. The final part of this Remuneration report explains the proposed new remuneration policy to be effective from 1 January 2010, which will be submitted for shareholder approval at the annual General Meeting on 27 April 2010. The Remuneration report also provides an outline of how the Remuneration Committee is applying the new policy in 2010.
CURRENT GENERAL POLICY SENIOR-MANAGEMENT REMUNERATION
Background
The prime objective of the remuneration policy is to enable the company to recruit and retain qualified and expert leaders. The remuneration package supports a performance-driven culture for excellence that aligns ING’s objectives with those of its stakeholders. ING rewards performance on the basis of previously determined, challenging, measurable and influenceable short-term and long-term targets. ING’s remuneration policy is based on five key principles that apply throughout ING. These principles are:
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
REMUNERATION EXECUTIVE BOARD 2009
With regard to the remuneration for 2009, the Supervisory Board continued to build upon the remuneration policy initiated in 2003. In January 2009, ING and the Dutch State reached an agreement on the IABF. Under the terms of this agreement members of the Executive Board will not receive any bonuses until a review of the remuneration policy has been completed.
As a consequence of the ‘Back to Basics’ strategy and the organizational simplification resulting from it, certain Board members no longer serve on the Executive Board of ING Groep N.V. as of June 1, 2009. However, their current employment contracts with ING Groep N.V. continued to remain in effect in 2009.
Executive Board base salary 2009
The base salary of all Executive Board members has been frozen for 2009.
Executive Board short-term incentive plan 2009
Under the terms of the agreement reached with the Dutch State on the IABF, the individual Executive Board members will not receive a 2009 STI payout.

Executive Board long-term incentive plan 2009
Under the terms of the agreement reached with the Dutch State on the IABF, the individual Executive Board members will not receive a 2009 LTI grant.
Tom McInerney is entitled to receive a conditional share award on the same grant date as the other long-term incentive awards. The conditional share award would 100% vest four years after the grant date with the condition being an active employment contract at the date of vesting. This award is part of Tom McInerney’s employment contract to align his total remuneration with the market practice of senior executives in the United States. Tom McInerney will not be awarded a conditional share award in 2010 for the 2009 performance year.
Patrick Flynn received a ‘buyout’ for the loss of compensation which he would have received at his previous employer had he not resigned. This buyout consists of a conditional grant of restricted stock to a maximum of 100,000 shares. A number of 30,000 shares will vest at the annual General Meeting in 2010, another 30,000 shares will vest at the annual General Meeting in 2011 and the remaining 40,000 shares will vest at the annual General Meeting in 2012, subject to satisfactory performance. The cumulative value of the conditional share award is capped at EUR 1.3 million. ING has amended the number of shares to adjust for the effects of the rights issue, while maintaining the cumulative value cap at EUR 1.3 million. The first vesting in the amount of 39,069 shares (30,000 adjusted for the effects of the rights issue) will occur on April 27, 2010.
Long-term incentives awarded in previous years
The long-term incentive plan (LTIP) at ING includes both stock options and performance shares. The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised for the remaining seven years.
Performance shares are conditionally granted. The number of ING depositary receipts that is ultimately granted at the end of a three-year performance period depends on ING’s Total Shareholder Return (TSR) performance over three years (return in the form of capital gains and reinvested dividends that shareholders receive in that period) relative to the TSR performance of a pre-defined peer group.
ING’s TSR ranking within this group of companies determines the final number of performance shares that vest at the end of the three-year performance period. The performance shares granted in 2007 had a three-year performance period of 2007 — 2009 and will vest in 2010. The actual results of 43% are based upon ING’s TSR ranking of fifteenth within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the calculations performed. For members of the Executive Board who received an award as an Executive Board member in 2007, such award will vest in the final number of performance shares in May 2010. For the other senior leaders who participated in the 2007 — 2009 performance share award, such award vested in March 2010.
The Executive Board members are not allowed to sell depositary receipts obtained through performance shares under the plan within a period of five years from the grant date. They are only allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested performance-share award. Depositary receipts obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the exercised award.
Compensation in cash of the individual members of the Executive Board

	2009	2008	2007
	(EUR thousands)
Jan Hommen
Base salary (1)
Short-term performance-related bonus	0

Total cash compensation

Patrick Flynn (2)
Base salary	454
Short-term performance-related bonus	0

Total cash compensation	454

Koos Timmermans (3)
Base salary	665	665	423
Short-term performance-related bonus	0	0	637

Total cash compensation	665	665	1,060

	2009	2008	2007
	(EUR thousands)
Eric Boyer de la Giroday (4)
Base salary	372	892	850
Short-term performance-related bonus	0	0	1,319

Total cash compensation	372	892	2,169

Dick Harryvan (4)
Base salary	277	665	634
Short-term performance -related bonus	0	0	842

Total cash compensation	277	665	1,476

Eli Leenaars (4)
Base salary	277	665	634
Short-term performance-related bonus	0	0	956

Total cash compensation	277	665	1,590

Tom McInerney (4) 5)
Base salary	404	879	946
Short-term performance-related bonus	0	0	1,425

Total cash compensation	404	879	2,371

Hans van der Noordaa (4)
Base salary	277	665	634
Short-term performance-related bonus	0	0	956

Total cash compensation	277	665	1,590

Jacques de Vaucleroy (4)
Base salary	277	665	634
Short-term performance-related bonus	0	0	956

Total cash compensation	277	665	1,590

Michel Tilmant (6)
Base salary	789	1,353	1,289
Short-term performance-related bonus	0	0	2,001

Total cash compensation	789	1,353	3,290

John Hele (3) 5) 7)
Base salary	169	603	412
Short-term performance-related bonus	0	0	621

Total cash compensation	169	603	1,033

(1)	Jan Hommen was appointed to the Executive Board on April 27, 2009. Jan Hommen shall be remunerated as of April 27, 2009 in accordance with the ‘new’ remuneration policy to be adopted by the General Meeting in 2010. The annual fixed salary will be determined in accordance with this policy. An amount, based on an annual base salary of EUR 1,353,500, has been accrued in 2009 in anticipation of adoption of the ‘new’ remuneration policy by the General Meeting. Jan Hommen will not receive a short-term cash bonus or long-term incentive for 2009.

(2)	Patrick Flynn was appointed to the Executive Board on April 27, 2009. The figure for this member reflects compensation earned in the capacity as Executive Board member. Thus, the figure for 2009 reflects the partial year as Executive Board member.

(3)	Koos Timmermans and John Hele were appointed to the Executive Board on April 24, 2007. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2007 reflect the partial year as Executive Board members.

(4)	Eric Boyer de la Giroday, Dick Harryvan, Eli Leenaars, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy no longer serve on the Executive Board of ING Groep N.V. as of June 1, 2009. The figures for these members reflect compensation earned in their capacity as Executive Board members. Thus, the figures for 2009 reflect the partial year as Executive Board members.

(5)	Tom McInerney and John Hele receive their compensation in US dollars. For each year the compensation in US dollars was converted to euros at the average exchange rate for that year.

(6)	Michel Tilmant stepped down from his position on the Executive Board on January 26, 2009 and retired on August 1, 2009. The figures for this member reflect compensation earned until August 1, 2009. In addition to his base salary, Michel Tilmant received early retirement benefits calculated on the basis of one year’s base salary.

(7)	John Hele stepped down from his position on the Executive Board on March 31, 2009. The figures for this member reflect compensation earned until the last day of employment. Thus, the figures for 2009 reflect the partial year.
Compensation in cash of former members of the Executive Board who are not included in the above table amounted to nil in 2009 and 2008, and to EUR 729,000 in 2007.

The following tables reflect the number of options (and adjusted strike prices of these options) and the number of performance shares, adjusted for the effects of the rights issue.
Long-term incentives of the individual members of the Executive Board 1) 2)
fair market value at grant

	2009	2008	2007
	(EUR thousands)
Jan Hommen
Number of options	0
Number of performance shares	0
Fair market value of long term incentive 3)	0

Patrick Flynn 4)
Number of options	0
Number of performance shares	0
Fair market value of long term incentive 3)	0

Koos Timmermans 5)
Number of options	0	0	56,405
Number of performance shares	0	0	13,367
Fair market value of long term incentive 3)	0	0	499

Eric Boyer de la Giroday
Number of options	0	0	113,385
Number of performance shares	0	0	26,869
Fair market value of long term incentive 3)	0	0	1,003

Dick Harryvan
Number of options	0	0	84,606
Number of performance shares	0	0	20,050
Fair market value of long term incentive 3)	0	0	748

Eli Leenaars
Number of options	0	0	84,606
Number of performance shares	0	0	20,050
Fair market value of long term incentive 3)	0	0	748

Tom McInerney 6)
Number of options	0	0	126,159
Number of performance shares	0	0	29,897
Number of conditional shares	0	0	70,730
Fair market value of long term incentive 3)	0	0	2,571

Hans van der Noordaa
Number of options	0	0	84,606
Number of performance shares	0	0	20,050
Fair market value of long term incentive 3)	0	0	748

Jacques de Vaucleroy
Number of options	0	0	84,606
Number of performance shares	0	0	20,050
Fair market value of long term incentive 3)	0	0	748

Michel Tilmant
Number of options	0	0	171,973
Number of performance shares	0	0	40,753
Fair market value of long term incentive 3)	0	0	1,521

John Hele 5)
Number of options	0	0	54,993
Number of performance shares	0	0	13,032
Fair market value of long term incentive 3)	0	0	486

(1)	Long-term incentives are granted in the year following the reporting year. The long-term incentive plan provides for a combination of share options and provisional performance shares based on a 50/50 split in value. The ratio of options to performance shares varies each year as a result of the fair value calculation and the 50/50 split in value. The fair value calculation for the performance year 2009 resulted in a ratio of options to performance shares of 2.55:1 (2008: 2.36 : 1, 2007: 4.22 : 1).

(2)	The number of options and performance shares awarded reflect adjustments for the effects of the rights issue of December 2009.

(3)	The fair market value of a long-term incentive award reflects the estimated fair market value of the long-term incentive award based on a fair value calculation. The valuation is calculated on the last trading day of the year for grants made to the Executive Board members for performance over the specified year and is not updated for current market values.

(4)	Patrick Flynn received a ‘buyout’ for the loss of compensation which he would have received at his previous employer had he not resigned. This buyout consists of a conditional grant of restricted stock to a maximum of 100,000 shares. A number of 30,000 shares will vest at the annual General Meeting in 2010, another 30,000 shares will vest at the annual General Meeting in 2011 and the remaining 40,000 shares will vest at the annual General Meeting in 2012, subject to satisfactory performance. The cumulative value of the conditional share award is capped at EUR 1.3 million. ING has amended the number of shares to adjust for the effects of the rights offering, while maintaining the cumulative value cap at EUR 1.3 million.

(5)	Koos Timmermans and John Hele were appointed to the Executive Board on April 24, 2007. The figures for these members reflect compensation earned in their capacity as Executive Board members.

(6)	Tom McInerney is entitled to receive conditional shares on the same grant date as the other long-term incentive awards. The conditional shares will be 100% vested four years after the grant date with the condition being an active employment contract. The conditional shares are provided to align Tom McInerney’s total remuneration with US market practice. Tom McInerney will not receive his conditional share award for the 2009 performance year.
The fair market value of long-term incentive awards of former members of the Executive Board who are not included in the above table amounted to nil in 2009, 2008 and 2007.
Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at December 31, 2009 1)

	Outstanding as at	Granted		Waived or expired		Outstanding as at	Exercise	Exercise price in
number of options	31 December 2008	in 2009	Exercised in 2009	in 2009 (1)		31 December 2009	price in euros	US dollars	Expiry date
Jan Hommen		0	0	0	(2)	0
Patrick Flynn		0	0	0		0
Koos Timmermans	13,674	0	0	0		13,674	22.57		Mar 11, 2012
	7,814	0	0	0		7,814	14.37		Mar 15, 2014
	11,460	0	0	0		11,460	17.88		Mar 30, 2015
	8,504	0	0	0		8,504	25.16		Mar 23, 2016
	46,157	0	0	0		46,157	24.72		Mar 22, 2017
	56,405	0	0	0		56,405	19.53		May 15, 2018
	20,675	0	0	0		20,675	14.36		Sept. 17, 2018

(1)	The number of options and the strike prices of these options reflect the number and strike prices adjusted for the effects of the rights issue of December 2009.

(2)	Waived at vesting date or expired at expiry date.
Pension costs
Pension costs of the individual members of the Executive Board 1)

	2009	2008	2007
	(EUR thousands)
Jan Hommen 2)	0
Patrick Flynn 3)	78
Koos Timmermans 4)	115	247	166
Eric Boyer de la Giroday 5)	100	639	566
Dick Harryvan 5)	74	374	324
Eli Leenaars 5)	48	313	348
Tom McInerney 5) 6)	193	285	286
Hans van der Noordaa 5)	48	313	267
Jacques de Vaucleroy 5)	48	313	267
Michel Tilmant 7)	213	971	874
John Hele 4) 6) 8)	18	125	72

(1)	For reasons of comparison, the company pension expenses are recalculated under IAS 19 with general assumption setting for 2007 to 2009.

(2)	Jan Hommen does not participate in the pension plan.

(3)	Patrick Flynn was appointed to the Executive Board on April 27, 2009. The 2009 pension costs for this member reflect the partial year as Executive Board member.

(4)	Koos Timmermans and John Hele were appointed to the Executive Board on April 24, 2007. The figures for these members reflect pension costs in their capacity as Executive Board members. Thus, the figures for 2007 reflect the partial year as Executive Board members.

(5)	Eric Boyer de la Giroday, Dick Harryvan, Eli Leenaars, Tom McInerney, Hans van der Noordaa and Jacques de Vaucleroy no longer serve on the Executive Board of ING Groep N.V. as of June 1, 2009. The figures for these members reflect pension costs in their capacity as Executive Board members. Thus, the figures for 2009 reflect the partial year as Executive Board members.

(6)	Tom McInerney’s and John Hele’s pension costs have been translated from US dollars to euros at the average exchange rate for that year.

(7)	Michel Tilmant stepped down from his position on the Executive Board on January 26, 2009 and retired on August 1, 2009. The figure for this member reflects pension costs until July 31, 2009.

(8)	John Hele stepped down from his position on the Executive Board on March 31, 2009. The figure for this member reflects pension costs until the last day of employment. Thus, the figure for 2009 reflects the partial year.
Pension costs of former members of the Executive Board who are not included in the above table amounted to nil in 2009 and 2008, and to EUR 1,386,000 2007.
Loans and advances to Executive Board members
The table below presents the loans and advances provided to Executive Board members and outstanding on December 31, 2009, 2008 and 2007. These loans were concluded in the normal course of business and on terms generally applicable to Company personnel as a whole and were approved by the Supervisory Board.

		Average			Average			Average
	Amount	Interest		Amount	Interest		Amount	Interest
	outstanding	rate	Repayments	outstanding	rate	Repayments	outstanding	rate	Repayments
(EUR thousands)
	December 31, 2009			December 31, 2008			December 31, 2007
Koos Timmermans	380	4.6%		380	4.6%		380	4.6%
ING depositary receipts for shares held by Executive Board members
Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.

	Number of (depositary receipts for) shares
	2009	2008	2007
Jan Hommen	46,426
Patrick Flynn
Koos Timmermans	14,457	2,546	2,000
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
The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2009 and previous years.
Compensation of the members of the Supervisory Board

	2009	2008	2007
	(EUR thousands)
Peter Elverding 1)	79	68	20
Jeroen van der Veer 2)	35
Tineke Bahlmann 3)	46
Henk Breukink 4)	61	61	35
Claus Dieter Hoffmann	78	67	62
Piet Hoogendoorn 5)	64	70	28
Piet Klaver	65	62	47
Godfried van der Lugt	67	70	62
Harish Manwani 6)	69	51
Aman Mehta 6)	113	62
Joan Spero 6)	105	55
Jackson Tai 6)	152	89
Karel Vuursteen	61	62	56
Lodewijk de Waal 7)	50
Jan Hommen 8)	27	89	67
Eric Bourdais de Charbonnière 9)	30	89	72
Wim Kok 10)	26	75	62

(1)	Peter Elverding is a member of the Supervisory Board as of August 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board. Peter Elverding has been chairman of the Supervisory Board since April 2009.

(2)	Jeroen van der Veer is a member of the Supervisory Board as of July 2009. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board. Jeroen van der Veer has been vice-chairman of the Supervisory Board since October 2009.

(3)	Tineke Bahlmann is a member of the Supervisory Board as of April 2009. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board.

(4)	Henk Breukink is a member of the Supervisory Board as of April 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(5)	Piet Hoogendoorn is a member of the Supervisory Board as of June 2007. The compensation figure for 2007 reflects the partial year as member of the Supervisory Board.

(6)	Harish Manwani, Aman Mehta, Joan Spero and Jackson Tai are members of the Supervisory Board as of April 2008. The compensation figures for 2008 reflect the partial year as members of the Supervisory Board.

(7)	Lodewijk de Waal is a member of the Supervisory Board as of April 2009. He has been acting as an observer in the Supervisory Board as of November 2008. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board. Up to the appointment date Lodewijk de Waal has received remuneration, expense allowances and attendance fees in line with the Remuneration policy of the Supervisory Board.

(8)	Jan Hommen was a member of the Supervisory Board as of June 2005 and chairman as of January 2008. He stepped down from the Supervisory Board as of April 2009. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board.

(9)	Eric Bourdais de Charbonnière retired in April 2009. He was vice-chairman as of February 2005. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board.

(10)	Wim Kok retired in April 2009. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board.
Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2009, EUR 16,000 in 2008, and to EUR 162,000 in 2007.

Loans and advances to Supervisory Board members
Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The table below presents the loans and advances provided to Supervisory Board members and outstanding on December 31, 2009, 2008 and 2007.

		Average			Average			Average
	Amount	Interest		Amount	Interest		Amount	Interest
	outstanding	rate	Repayments	outstanding	rate	Repayments	outstanding	rate	Repayments
(EUR thousands)
	December 31, 2009			December 31, 2008			December 31, 2007
Jeroen van der Veer (1)	282	8.6%

(1)	The amount reflects a housing mortgage loan granted in 1992, well before Jeroen van der Veer’s appointment to the Supervisory Board (effectiveas of July 1, 2009).
ING depositary receipts for shares and options held by Supervisory Board members 1)
Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2009.

	ING depositary receipts for shares held by
	members of the Supervisory Board(1)
	2009	2008	2007
Piet Klaver	13,796	7,430	7,430
Godfried van der Lugt	24,142
Jeroen van der Veer 2)	99,469
Karel Vuursteen	2,800	1,510	1,510

1)	The numbers of depositary receipts for shares reflect the shares held by the member of the Supervisory Board and their partners.

2)	Jeroen van der Veer is a member of the Supervisory Board as of July 2009.
PROPOSED NEW REMUNERATION
In the public debate on the causes of the financial crisis, a lot of attention is given to remuneration practices in the financial sector. Regulators and financial authorities worldwide responded by issuing a significant number of guidelines on remuneration. In the Netherlands, the banking sector itself, including ING, played a proactive role in this respect by developing the new Dutch Banking Code. The Dutch Banking Code contains, amongst other things, principles on remuneration. It is of utmost importance that the remuneration policy of ING strikes a balance between interests of its customers, employees, shareholders and society at large, and supports the long-term objectives of the company. This is all the more true in the present day environment, as the financial crisis has shifted the focus on these interests, drawing even more focus to the public utility function of financial institutions and their responsibilities towards their stakeholders. ING is well aware of the pivotal role that banks and insurance companies play in society. The globally changing views on remuneration policies have amplified the call upon financial institutions to develop more moderate remuneration policies with an increased emphasis on long-term value creation and performance measurement based on non-financial indicators. Against this backdrop, we considered it our responsibility to evaluate our remuneration policy. Based on this evaluation and taking into account the principles of the Dutch Banking Code, we have developed a new remuneration policy for the Executive Board and senior management. Along this process, both national and international standards with respect to remuneration were taken into account and various relevant stakeholders, including the Central Works Council, Dutch trade unions and the Dutch government, were consulted. The new remuneration policy for the Executive Board will be put forward for adoption at the 2010 annual General Meeting. If adopted, it will become effective as of compensation year 2010. The general principles underlying the adjustments to the remuneration policy for the Executive Board will also be applied in the remuneration of members of the Management Boards and other senior managers throughout the organization.
A comparison of the (application of the) current Executive Board remuneration policy versus the (application of the) proposed new Executive Board remuneration policy is further described on pages 108 and 109.

General principles of new remuneration structure
Even though ING traditionally has had a conservative approach with regard to the remuneration of its management and employees, as evidenced by the fact that it has always aimed for compensation levels at the median level in the relevant markets, the new remuneration structure provides for a number amendments. The general principles which underlie the proposed amendments are as follows:
•	Create a more balanced compensation mix;

•	Reduce emphasis on variable compensation;

•	Further enhance long-term value creation;

•	Further improve the alignment of risk and reward;

•	Place a more significant weighting on non-financial, sustainable performance indicators; and

•	Include claw-back arrangements.
The primary objective of the remuneration structure is to enable ING to retain and recruit qualified and expert leaders who have a drive for excellence in serving the interests of the company’s various stakeholders. ING endeavours to match compensation of the company’s leadership appropriately against a variety of factors, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, and the long-term objectives of the company and its stakeholders, which is all the more important given the changing international standards regarding responsible remuneration. These factors differ for each role, line of business and country. This is especially the case for ING with its operations in over 40 countries and 107,000 employees of which around 80,000 are based outside the Netherlands (60% of senior management is non-Dutch). As much as possible for a global financial institution of this size, ING aims to take account of all these differences and also of the standards applied within similar financial institutions in the various countries in which it operates.
PROPOSED NEW REMUNERATION POLICY FOR THE EXECUTIVE BOARD
The remuneration of the Executive Board will consist of a combination of fixed compensation (base salary) and variable compensation (together “total direct compensation”), pension arrangements and benefits as described below.
Total direct compensation: moderation and reduced emphasis on variable remuneration
Total direct compensation levels will be based on market data that include peers both inside and outside the financial sector in the international context in which ING operates. Total direct compensation will be benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. In line with the foregoing, the Supervisory Board has determined that the peer group consists of the companies in the Dow Jones EURO STOXX 50 index. These are 50 companies, in a range of financial and nonfinancial industries, that are based in countries within the economic and monetary union of the European Union. In accordance with the Dutch Banking Code, ING’s new remuneration policy for the Executive Board now aims for total direct compensation levels slightly below market median levels for comparable positions in the relevant markets. In addition, the new remuneration policy provides for a more balanced mix between fixed and variable compensation. Variable compensation will not exceed 100% of fixed salary at the time of allocation. Fixed compensation (i.e. the base salary levels) will be determined in line with the relevant market environment as an integral part of total direct compensation, and will be reviewed from time to time by the Supervisory Board. The new policy provides for an at target variable compensation of 40% in cash and 40% in stock (in total 80%) of base salary if performance criteria are met. If performance criteria (as pre-determined by the Supervisory Board) are exceeded, the variable component can be increased from target to maximum not exceeding 100% of base salary at the time of allocation.
Increased emphasis on long-term value creation
The new remuneration policy for the Executive Board simplifies the variable compensation element by combining the short and long-term variable components into one structure. This structure intends to support both long-term value creation and short-term company objectives. The emphasis on long-term performance indicators within the variable component of the compensation package will be increased by means of deferral, a reasonableness test and claw back mechanisms. The allocation of variable compensation will be conditional on the achievement of a number of performance objectives. The short term component, at maximum 50% of total variable compensation, is paid in cash the year following the performance year. The other 50% of the total variable compensation will be deferred. This long-term component is allocated in stock in order to ensure alignment of the Executive Board’s interests with the interests of shareholders. It also intends to serve the objective of retaining the members of the Executive Board for a longer period of time. The value of the stock award will be determined such that total variable compensation at the time of grant stays within the 100% limit. The stock awards will vest on the third anniversary of the grant date, subject to a reasonableness test by the

Supervisory Board to determine whether application of the predetermined criteria results in undesired outcomes. Adjustments to the number of shares will only be considered in extraordinary circumstances. Executive Board members are not allowed to sell depositary receipts obtained within a period of five years from the grant date. However, they are allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested share award.
Increased focus on risk and non-financial performance
Variable compensation will increasingly be linked to risk and non-financial performance and will take into consideration both individual and company performance criteria. Performance measurement will increasingly account for estimated risks and costs of capital. In addition to financial indicators, performance will also be assessed based on non-financial drivers, by means of a number of targets regarding economic, environmental, customer satisfaction and social criteria.
Pensions Executive Board members
As part of the new remuneration policy for Executive Board members two new pension plans will be offered: a new plan similar to the plan applicable to staff covered under the Dutch Collective Labour Agreement (N.B. this plan will only be introduced following a positive outcome of the pension study, which is currently taking place) and a new individual defined contribution plan. Both these pension plans provide for a lower contribution by ING than the existing Executive Board pension plan. Any person who will be appointed as a member of the Executive Board of ING after January 1, 2010 and who is working on a Dutch employment contract, will be given the choice to participate in one of the two new pension plans. Individual board members participating in the existing pension plan will be given the choice to keep their existing pension arrangement. The existing pension arrangement, approved by the 2006 General Meeting, is based on a defined contribution plan. Alternatively, they can also switch to one of the two new arrangements. Members of the Executive Board will be required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement in the Netherlands. Members of the Executive Board working on a non-Dutch employment contract, will be offered pensions in line with local practices.
Benefits
Executive Board members will continue to be eligible for a range of additional benefits (e.g. the use of company cars, contributions to company savings plans and, if applicable, expatriate allowances). Executive Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that apply to most other comparable employees of ING. In addition, tax and financial planning services will be provided to ensure compliance with the relevant legislative requirements.
Employment contracts
The contract of employment for Executive Board members provides for an appointment for a period of four years and allows for reappointment by the General Meeting. In the case of an involuntary exit, Executive Board members are entitled to an exit arrangement limited to one-year base salary.
Other items for Supervisory Board discretion
Claw back and adjustments
The Supervisory Board will have the authority to reclaim variable remuneration allocated to a member of the Executive Board based on inaccurate data and/or behaviour that led to significant harm to the company. The Supervisory Board will also have the authority to adjust variable remuneration if application of the predetermined performance criteria results in undesired outcomes. Accordingly, the Supervisory Board will have decision authority in situations not addressed in the policy.
Special employment conditions
Special employment conditions, such as commitments made to secure the recruitment of new executives, may be used in exceptional circumstances subject to strict control by the Supervisory Board.
Supervisory Board discretion to review the policy and the remuneration paid
ING as a company is expected to undergo significant changes during the next two years. Moreover, the relevant international employment market is very much in flux. In order to ensure that ING can adapt to these two uncertain factors, the Supervisory Board will evaluate in 2012 whether the new remuneration policy (adopted in 2010) is in line with the long term objectives of the company, the relevant international context, as well as the societal perception of ING as a company. Should it become clear, after such evaluation, that the new remuneration policy has led to an unintended or inequitable outcome, the Supervisory Board, including its state-nominated members, will have the discretion to correct the previously allocated variable remuneration. However, it is understood that any such correction could not lead to a deviation from the requirement that variable compensation cannot exceed 100% of base salary during any year, as required under the Dutch Banking Code. The proposed remuneration policy is leading in the international financial markets in terms of moderation of pay. The Supervisory Board and the Executive Board also have an obligation to safeguard the continuity of the company. The Supervisory Board will therefore evaluate from time to time how these two responsibilities relate to each other. If and when appropriate, it can make adjustments.
EXECUTIVE BOARD REMUNERATION STRUCTURE 2010
Executive Board base salary 2010
An important objective of the new remuneration policy is to design a more balanced and moderate compensation package for the future. Immediate implementation of some of the amendments proposed to achieve this would however lead to a conflicting outcome. The proposed change of the ratio between fixed and variable compensation would require a significant increase in the fixed component (of more than 50%) in 2010 in order for total compensation levels for the Executive Board to be slightly below market median, in line with the new policy. Under the current circumstances, the Supervisory Board does not deem such an increase of the base salary appropriate. It has thus determined that for the year 2010 the increase of base salary levels should be limited to 13% for the members of the Executive Board with the exception of the CEO position. This 13% increase is in accordance with the cumulative increases received by employees subject to ING’s Collective Labour Agreement in the Netherlands over the last seven years minus the modest rate of increase that has applied to the base salaries of ING’s Executive Board members over the same period (only 5%). For the CEO position it was decided not to increase the base salary at all. The 2010 base salary for members of the Executive Board amounts to EUR 750,000 and for the CEO EUR 1,353,500.
Executive Board variable compensation 2010
The target variable compensation is set at 80% of base salary. The actual payout may vary between 0% and 125% of the target level (i.e. between 0% and 100% of base salary). In connection herewith, the Supervisory Board performed an analysis of various scenarios which were considered relevant. Financial and non-financial performance indicators will be individually set for each Executive Board member and agreed by the Supervisory Board. There will be financial parameters for each Executive Board member to measure the performance at Group, Bank and Insurance levels. These financial parameters are underlying net result ING Group, ROE ING Group, Core Tier 1 for ING Bank, debt/ equity ratio ING Insurance, underlying cost/income ratio ING Bank and administration costs ING Insurance. The quantative elements of the targets are considered stock price sensitive and competition sensitive; accordingly these are not disclosed.
For 2010, at least 40% of total variable compensation will be based on pre-defined non-financial performance indicators. The incorporation of non-financial indicators in the overall assessment is particularly aimed at improving business performances within ING. These indicators depend on the specific responsibilities of the individual Executive Board member. For each Executive Board member a number of performance objectives are formulated relating to customer satisfaction, improve sustainable business practices, the diversity of the workforce, employee engagement and corporate responsibility. Variable compensation for members of the Executive Board and the CEO will only be awarded as long as ING Group has a positive net underlying profit in 2010. The Supervisory Board will review the remuneration paid over time, in line with the policy.
Comparison current and proposed 2010 compensation
The total remuneration of ING’s Executive Board members and its CEO in 2010 is outlined in the following two tables.
Comparison of current and new 2010 remuneration chief executive officer (CEO)

in EUR		Current		New policy	Change
Base salary 1)		1,353,500		1,353,500	0%
Variable remuneration — at target	200%	2,707,000	80%	1,082,800	(60)%
Variable remuneration — at maximum	350%	4,737,250	100%	1,353,500	(71)%
Total remuneration — at target		4,060,500		2,436,300	(40)%
Total remuneration — at maximum		6,090,750		2,707,000	(56)%

Type of variable compensation	cash + shares/options		cash + shares
Allows for discretionary adjustment of variable remuneration		no		yes
Allows for ‘claw back’ of variable remuneration		no		yes
Maximum severance payment	one-year base salary		one-year base salary (2)

(1)	The current base salary is listed as the previous CEO’s last base salary before departure. Jan Hommen’s base salary applies from his appointment date in 2009.

(2)	Jan Hommen is not contractually entitled to a severance payment.

Comparison of current and new 2010 remuneration other Executive Board members

in EUR		Current		New policy	Change
Base salary		665,500		750,000	13%
Variable remuneration — at target	200%	1,331,000	80%	600,000	(55)%
Variable remuneration — at maximum	350%	2,329,250	100%	750,000	(68)%
Total remuneration — at target		1,996,500		1,350,000	(32)%
Total remuneration — at maximum		2,994,750		1,500,000	(50)%

Type of variable compensation	cash + shares/options		cash + shares
Allows for discretionary adjustment of variable remuneration		no		yes
Allows for ‘claw back’ of variable remuneration		no		yes
Maximum severance payment	one-year base salary		one-year base salary
The tables below compare the new remuneration for ING with the market median of the Dow Jones EURO STOXX 50. They indicate that ING’s new total remuneration for 2010 is significantly below the market median
Comparison of target 2010 remuneration with median of the peer group

			ING compared to
in EUR	ING 2010	Market median	market median
CEO
Base salary	1,353,500	1,100,000	23%
Variable remuneration — at target	1,082,800	2,970,000	(64)%
Total remuneration — at target	2,436,300	4,070,000	(40)%

Other Executive Board members
Base salary	750,000	670,000	12%

Variable remuneration — at target	600,000	1,373,500	(56)%

Total remuneration — at target	1,350,000	2,045,500	(34)%
Comparison of maximum 2010 remuneration with median of the peer group

		Market	ING compared to
in EUR	ING 2010	median	market median
CEO
Base salary	1,353,000	1,100,000	23%
Variable remuneration — at maximum	1,353,500	4,455,000	(70)%

Total remuneration — at maximum	2,707,000	5,555,000	(51)%

Other Executive Board members
Base salary	750,000	670,000	12%
Variable remuneration — at maximum	750,000	2,060,250	(63)%

Total remuneration — at maximum	1,500,000	2,730,250	(45)%
PROPOSED NEW REMUNERATION POLICY FOR SENIOR MANAGEMENT
As much as possible for a global financial institution of this size, ING aims to take account of all the differences and standards applied within similar financial institutions in the various countries in which it operates. The remuneration of members of the Management Boards and senior management will be in line with the general principles of the new remuneration structure for the Executive Board, taking into account international and local practices.
Total direct compensation
Total direct compensation levels will be based on benchmark data in the international context in which we operate. We aim for compensation levels to be set at market median levels. Total compensation levels will be determined in line with the relevant market.

Increased focus on long-term value creation, risk and non-financial performance
Variable compensation will increasingly be linked to long term value creation and risk. It will be determined based on individual, business and company performance criteria. Performance measurement will increasingly account for estimated risks and costs of capital. There will be increased emphasis on long term value creation by means of long term incentives, deferral and claw back mechanisms. Furthermore, and in addition to financial indicators, performance will also be assessed based on non-financial drivers. The incorporation of non-financial indicators in the overall assessment is particularly aimed at further improving sustainable business practices within ING. Therefore, a number of action targets are being formulated regarding ING’s performance in the area of e.g. workforce diversity, customer satisfaction, stakeholder engagement and sustainable product development.
SENIOR MANAGEMENT REMUNERATION STRUCTURE 2010
Given the differences in the regulatory requirements for banking and insurance and the upcoming separation of ING’s banking and insurance activities, the remuneration structures for senior management in ING’s banking and insurance operations were determined separately. The remuneration policy for the Executive Board will apply in full to members of the Management Board Banking. For senior management in Banking, there will be a gradual shift over the next three years to a more balanced mix between fixed salary and variable pay in line with the remuneration policy for the Executive Board. Exceptions may exist for high value specialists and senior management working in certain divisions and/or geographical areas. For the Management Board Insurance and senior management in our insurance operations, adjustments will be made in line with the general principles of the new remuneration policy for the Executive Board. However, changes in the mix between fixed salary and variable pay will need to be weighted in light of the different regulatory requirements for insurance and the upcoming separation of ING’s banking and insurance activities. Moreover, compensation packages related to control functions (such as risk management functions) will be structured such that they provide for a reduced emphasis on variable compensation. To ensure the autonomy of the individual, financial performance metrics will depend on objectives determined at the divisional level (i.e. not at the level of the relevant business unit). In addition, performance assessments will not only be determined by business unit management, but also by the functional line.
EMPLOYEES
The number of staff employed on a full time equivalent basis of ING Group averaged 110,325 in 2009, of which 27,912 or 25.3%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over 2009 was as follows (average full time equivalents):

	Insurance operations			Banking operations			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
The Netherlands	8,284	9,300	9,462	19,678	20,326	21,585	27,912	29,626	31,047
Belgium	321	301	228	10,479	10,647	10,983	10,800	10,948	11,211
Rest of Europe	3,823	3,972	3,899	26,900	26,298	18,581	30,723	30,270	22,480
North America	10,322	16,368	15,194	4,125	4,239	3,625	14,447	20,607	18,819
Latin America	6,776	10,806	16,074	280	352	373	7,056	11,158	16,447
Asia	6,759	9,494	8,451	10,050	10,498	9,115	16,809	19,992	17,566
Australia	1,456	1,574	1,703	1,066	1,056	929	2,522	2,630	2,632
Other	57	53	76			4	57	53	80

Total	37,748	51,868	55,087	72,577	73,417	65,195	110,325	125,285	120,282

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 2,691 in 2009, 3,703 in 2008 and 1,942 in 2007. The Group does not employ significant numbers of temporary workers. The percentage of the Group’s employees allocated to the six business lines was as follows for each of the years 2009, 2008 and 2007:

	2009	2008	2007

Retail Banking	44%	40%	30%
ING Direct	9	8	6
Commercial Banking	13	12	16
Insurance Europe	12	12	12
Insurance Americas	15	21	27
Insurance Asia/Pacific	6	7	9

Total	100%	100%	100%
Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.
Further information is provided in Note 45 of Note 2.1 to the consolidated financial statements.

Item 7. Major shareholders and related party transactions
As of December 31, 2009, Stichting ING Aandelen (the “Trust”) held 3,830,613,744 ordinary shares of ING Groep N.V., which represents over 99.9% of the ordinary shares outstanding. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the ordinary Shares by holders of bearer receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
As of December 31, 2009, there were 143,990,823 American Depositary Shares or ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 873 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.
Bearer depositary receipts, which are negotiable instruments under Netherlands law, are issuable by the Trust pursuant to the terms of the Trust Agreement. Each bearer depositary receipt represents financial interests in one ordinary share held by the Trust, as described herein. Holders of bearer depositary receipts (including those bearer depositary receipts for which ADSs have been issued) do not have any voting rights with respect to the ordinary shares underlying the bearer depositary receipts owned by the Trust. Such rights belong only to the Trust and will be exercised by the Trust pursuant to the terms of the Trust Agreement as described in more detail below.
All bearer depositary receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central securities Depositary (CSD) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer depositary receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each holder of bearer depositary receipts shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Return of the global depositary receipts to a party other than the Trust shall not be permitted without the Trust’s consent. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorized to perform any necessary act on behalf of the holder(s) of bearer receipts in respect of the relevant depositary receipts, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Act on Book Entry Transactions.
Transfer of title in the bearer depositary receipts is effected by book-entry through the facilities of Euroclear Nederland and its participants pursuant to the Netherlands Act on Book-Entry Transactions. Holders of bearer depositary receipts participate in the Euroclear Nederland system by maintaining accounts with Euroclear Nederland participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.
Voting of the ordinary shares by holders of bearer depositary receipts as a proxy of the Trust
Holders of bearer depositary receipts are entitled to attend and speak at general meetings of ING Groep N.V. but do not have any voting rights. However, the Trust will, subject to certain restrictions, grant a proxy to a holder of bearer depositary receipts to the effect that such holder may, in the name of the Trust, exercise the voting rights attached to the number of its ordinary shares that corresponds to the number of bearer depositary receipts held by such holder of bearer depositary receipts.
On the basis of such a proxy, the holder of bearer depositary receipts may vote according to his or her own discretion. The requirements with respect to the use of the voting rights on the ordinary shares that apply for the Trust (set out below) do not apply for the holder of bearer depositary receipts voting on the basis of such a proxy.
The restrictions under which the Trust will grant a voting proxy to holders of bearer depositary receipts are:
•	the relevant holder of bearer depositary receipts must have announced his intention to attend the general meeting observing the provisions laid down in the Articles of Association of ING Groep N.V.;

•	the relevant holder of bearer depositary receipts may delegate the powers conferred upon him by means of the voting proxy, provided that the relevant holder of bearer depositary receipts has announced his intention to do so to the Trust observing a term before the commencement of the general meeting, which term will be determined by the Trust.
Voting instructions of holders of bearer depositary receipts of ordinary shares to the Trust
Holders of bearer depositary receipts are entitled to give binding instructions to the Trust, concerning the Trust’s exercise of the voting rights attached to its ordinary shares. The Trust will follow such instructions for a number of ordinary shares equal to the number of bearer depositary receipts held by the relevant holder of bearer depositary receipts.
Voting of the ordinary shares by the Trust
The Trust will only determine its vote with respect to the ordinary shares of ING Groep N.V., held by the Trust, that correspond with bearer depositary receipts:
•	the holder of which does not, either in person or by proxy, attend the general meeting;

•	the holder of which, did not give a voting instruction to the Trust.
The Trust has discretion to vote in respect of shares for which it has not issued voting proxies to holders of bearer depositary receipts and has not received any voting instructions. Under the Trust Agreement, the Trust is required to promote the interests of all holders of bearer depositary receipts, irrespective of whether they attend the general meetings, also taking into account the interests of ING Groep N.V., the businesses of ING Groep N.V. and its group companies and all other ING Groep N.V. stakeholders in voting such shares, so as to ensure that all these interests are given as much consideration and protection as possible.
Shareholder participation and position of the Trust
ING Groep N.V. indicated earlier that the Executive Board and the Supervisory Board would consider the position of the Trust and bearer depositary receipts once the number of votes cast on ordinary shares and depositary receipts for ordinary shares at a general meeting, including proxies and excluding the votes which are at the discretion of the Trust, was at least 35% of the total votes that may be cast for three consecutive years. In 2006, 28% of the total votes were thus cast, in 2007, the figure was 36.7%, in 2008, the figure was 38.7% and in 2009, the figures were 35.6% (annual General Meeting) and 31.1% (extraordinary General Meeting), so that in the 2009 annual General Meeting, the 35% threshold was exceeded for the third time in succession
With a view to the above, the Executive Board and the Supervisory Board announced in the 2009 annual General Meeting that they would consider the steps to be taken with respect to the position of the Trust. In connection therewith, it was communicated that, in particular against the backdrop of the financial crisis, more time is needed to consider the position of the Trust, as the trust structure can be important to proper decision making in the near future and also to the long-term interest of ING Groep N.V.. In accordance with this announcement, the Executive Board and the Supervisory Board considered the position of theTrust in the build-up to the 2010 annual General Meeting. In connection therewith, they have taken the following into consideration:
The Executive Board and the Supervisory Board have established that a number of fundamental changes was set in motion by the financial crisis. In general, the balance between the various interests which are involved in financial institutions have been re-evaluated. This concerns not only the balance between long-term interests and short-term interests, but also the balance between shareholders’ interests and the interests of other stakeholders. It is unmistakable and indisputable that, according to prevalent opinion, “good governance” with financial institutions entails that the long-term interests and the interests of the other stakeholders are emphasized more than in the past. In addition, ING Groep N.V. proceeded to a radical change of strategy and structure as a consequence of the financial crisis. This will be brought to completion in the future by means of the divestment of the insurance operations (including asset management).
Furthermore, the Executive Board and the Supervisory Board have established that the bearer depositary receipts structure as applied by ING Groep N.V., supports “good governance”. Although the Trust, when determining its voting, puts the interests of shareholders and holders of bearer depositary receipts first, it also takes into account the interests of other stakeholders. In this way it ensures a balanced decision-making. The bearer depositary receipts structure also ensures consistency in ING Groep N.V.’s decision making as it prevents that the General Meeting will be unduly influenced by a minority. This consistency is indispensable, in particular in times of fundamental changes.
The bearer depositary receipts structure thus provides the Executive Board and the Supervisory Board the room which is necessary to do justice to the long-term interests and the interests of the other stakeholders. In view of the importance of the balance between the long-term interests and the short-term interests and between the interests of shareholders and other stakeholders, as well as the importance of consistency in ING Groep N.V.’s decision making, within the current legal framework the bearer depositary receipts structure, in the opinion of the Executive Board and the Supervisory Board, is still the most appropriate means to achieve this. In view of the foregoing, the Executive Board and the Supervisory Board are of the opinion that abolishing the bearer depositary receipts structure cannot be justified at this moment. There will be a natural moment to evaluate ING Groep N.V.’s governance in its entirety as soon as the current restructuring and the forthcoming divestments are completed. The depositary receipts structure will form part of that evaluation.
Administration of the Trust
The Board of the Trust will determine the number of its members itself, subject to the restriction that there may be no more members than seven and no less than three. Members of the Board of the Trust will be appointed by the Board of the Trust itself without any approval from ING Groep N.V. or any of its corporate bodies being required. Members of any corporate body of ING Groep N.V. are not eligible for appointment as a member of the Board of the Trust. Members of the Board of the Trust are appointed for a term of maximum four years and may be re-appointed for two terms without any requirement for approval by ING Groep N.V.
Valid resolutions may be passed only if all members of the Board of the Trust have been duly notified, except that in a case where there is no such notification valid resolutions may nevertheless be passed by unanimous consent at a meeting at which all members of the Board of the Trust are present or represented. A member of the Board of the Trust may be represented only by a fellow Board member who is authorized in writing. All resolutions of the Board of the Trust shall be passed by an absolute majority of the votes.
The legal relationship between holders of bearer depositary receipts and the Trust is governed entirely by Netherlands law.
Termination of the Trust
Should the Trust be dissolved or wish to terminate its function under the Trust Agreement, or should ING Groep N.V. wish to have such function terminated, ING Groep N.V. shall, in consultation with the Trust and with the approval of the meeting of holders of bearer depositary receipts, appoint a successor to whom the administration can be transferred. The successor shall have to take over all commitments under the Trust Agreement. Within two months of the decision to dissolve or terminate the Trust, the Trust shall have the shares which it holds for administration transferred into its successor’s name. For a period of two months following notification of succession of the administration, holders of bearer depositary receipts may elect to obtain free of charge, shares. In no case shall the administration be terminated without ING Groep N.V.’s approval.
Holders of bearer depositary receipts with a stake of 5% or more
To the best of our knowledge, as of December 31, 2009, no holder of depositary receipts held more than 5% of all bearer depositary receipts outstanding.
On December 31, 2009, ING Groep N.V. and its subsidiaries held 47,047,225 bearer receipts, representing 1.23% of the bearer depositary receipts and underlying ordinary shares outstanding. These bearer depositary receipts were acquired, among others, pursuant to ING Groep N.V.’s delta hedging activities in respect of its employee option. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.
The voting rights of the majority of ordinary shares are held by the Trust. Pursuant to section 5.3 of the Dutch Financial Supervision Act, shareholders and holders of depositary receipts are only required to provide updated information on their holdings once they cross threshold levels of 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As a result, other than information that may be ascertained from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not, nor would it likely to be, aware of any changes in the ownership of bearer depositary receipts between the threshold levels mentioned in the previous sentence.
Information available to ING Groep N.V. showed that as of December 31, 2009, institutional holders in the Netherlands held approximately 142 million bearer depositary receipts, or 3.7% of the total number of bearer depositary receipts then outstanding and institutional holders in the United States held approximately 738 million bearer depositary receipts (including ADSs), or 19.3% of the total number of bearer depositary receipts then outstanding.
On December 31, 2009, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or bearer depositary receipts. As of December 31, 2009, members of the

Supervisory Board and their related third parties held 140,207 bearer receipts. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.
On December 31, 2009 ING Groep N.V. is not a party to any material agreement, that becomes effective, or is amended or terminated subject to the condition of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act (Wet op het financieel toezicht). ING Groep N.V. subsidiaries have customary change of control arrangements included in contracts related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, reinsurance contracts and futures and option trading contracts. Following a change of control of ING Groep N.V. (whether or not as the result of a public bid or otherwise), such contracts may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.
Related Party Transactions
As of December 31, 2009, the amount outstanding in respect of loans and advances, mostly mortgages, made to members of the Supervisory Board was EUR 0,3 million at an average interest rate of 8,6%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board and Management Boards was EUR 0,6 million at an average interest rate of 4,2%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board, the Executive Board and Management Boards during 2009 was EUR 1,8 million.
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
In addition, ING Group has entered into transactions with the Dutch State. For more information, see “Item 4. Information on the Company—Recent Developments” and note 33 to the consolidated annual accounts.

Item 8. Financial information
Legal Proceedings, Consolidated Statements and Other Financial Information
See Note 31 of Note 2.1 to the consolidated financial statements.
Legal Proceedings
ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that neither it nor any of its subsidiaries is aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) in the 12 months preceding the date of this document which may have or have in such period had a significant effect on the financial position or profitability of the Company.
These proceedings include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The challenged disclosures primarily relate to ING Group’s investments in certain residential mortgage-backed securities. Additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents Litigation also includes a case involving the interest crediting methodology that is used in connection with annuity products, and disclosures about the methodology, in which a state court of appeals has determined that the case can be maintained as a nation-wide class action. A higher appellate court has been asked to review and reverse this decision. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome.
In November 2006, the issue of amongst others the transparency of unit-linked products (commonly referred to as ‘beleggingsverzekeringen’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. In mid-November 2008 ING reached an outline agreement with consumer organizations in the Netherlands to resolve a dispute regarding individual unit-linked products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed that ING’s Dutch insurance subsidiaries would offer compensation to policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. ING’s Dutch insurance subsidiaries are in negotiations with the relevant consumer organizations in order to work out the agreement more in detail. Although the agreement is not binding for policyholders, ING believes a significant step was made towards resolving the issue.
Like many other companies in the mutual funds, brokerage, investment, and insurance industries, several of ING’s companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer, suitability, contract administration and interpretation, and sales practices. ING is responding to the requests and working to resolve issues with regulators. ING believes that any issues that have been identified thus far do not represent a systemic problem in the ING businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognized.
On January 28, 2010 ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contests the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general.

Dividends
ING Group’s profit retention and distribution policy is determined by its internal financing requirements and its growth opportunities as well as the dividend expectations of capital providers. On the one hand, ING Group’s internal funding needs are determined partly by statutory solvency requirements and capital ratios, compliance with which is essential to its existence. Credit ratings are similarly important to ING Group, because they directly affect the company’s financing costs and as a result profitability. On the other hand, the capital providers expect a dividend which reflects ING Group’s financial results and is relatively predictable.
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. Given the uncertain financial environment, ING will not pay a dividend over 2009. In case a dividend is paid, the coupon on the Core Tier 1 Securities is also payable, subject to approval by DNB (the Dutch central bank).
The Executive Board decides, subject to the approval of the Supervisory Board of ING Groep N.V., which part of the annual results (after payment of dividends on Cumulative Preference shares) will be added to the reserves of ING Groep N.V. The part of the annual results that remains after this addition to the reserves and after payment of dividends on Cumulative Preference shares is at the disposal of the General Meeting, which may declare dividends there from and/or add additional amounts to the reserves of ING Groep N.V. A proposal of the Executive Board with respect thereto is submitted to the General Meeting.
Cash distributions on ING Groep N.V.’s Ordinary shares and bearer depositary receipts are generally paid in euros. However, the Executive Board may decide, with the approval of the Supervisory Board, to declare dividends in the currency of a country other than the Netherlands in which the bearer depositary receipts are trading. Amounts payable to holders of ADSs that are paid to the Depositary in a currency other than dollars will be converted to dollars and subjected to a charge by the Depositary for any expenses incurred by it in such conversion. The right to cash dividends and distributions in respect of the Ordinary shares will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
If a distribution by ING Groep N.V. consists of a dividend in Ordinary shares, such Ordinary shares will be held by the Trust, and the Trust will distribute to the holders of the outstanding bearer depositary receipts, in proportion to their holdings, additional bearer receipts issued for the Ordinary shares received by the Trust as such dividend. In the event the Trust receives any distribution with respect to Ordinary shares held by the Trust other than in the form of cash or additional shares, the Trust will adopt such method as it may deem legal, equitable and practicable to effect such distribution.
If ING Groep N.V. offers or causes to be offered to the holders of Ordinary shares the right to subscribe for additional shares, the Trust, subject to applicable law, will offer to each holder of bearer depositary receipts the right to subscribe for additional bearer depositary receipts of such shares on the same basis.
If the Trust has the option to receive such distribution either in cash or shares, the Trust will give notice of such option by advertisement and give holders of bearer depositary receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. In the absence of such choice by holders of depositary receipts, the Trust will make the choice as it sees fit in the interests of the holders of depositary receipts concerned. Holders of bearer receipts may receive an equal nominal amount in Ordinary shares.
There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary shares, bearer depositary receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V.) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information — Taxation — Netherlands Taxation”.
Since December 31, 2009, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in Item 18, “ Financial Statements” of this document.

Item 9. The offer and listing
Bearer receipts representing Ordinary shares (nominal value EUR 0.24 per share) are traded on Euronext Amsterdam by NYSE Euronext, the principal trading market for the bearer receipts. The bearer receipts are also listed on the stock exchange of Euronext Brussels. In February 2009, ING Group voluntarily delisted from the Paris, Frankfurt and Swiss stock exchanges. ING Bank is one of the principal market makers for the bearer receipts on Euronext Amsterdam by NYSE Euronext.
Since June 13, 1997, ADSs, each representing one bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major Shareholders and Related Party Transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2009, there were 143,990,823 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 873 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2009, approximately 34% of the bearer receipts were held by Dutch investors, approximately 17% by investors in the U.K. and approximately 24% by investors in the United States and Canada (including as represented by ADSs).
The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange, for the period 2005 — January 29, 2010:

			Trading			Trading
			volume			volume
			in millions			in millions
	Euronext Amsterdam		of bearer	New York		of
	Stock Exchange (EUR)		receipts	Stock Exchange (USD)		ADS
Calendar period	High	Low		High	Low
2005	29.75	20.99	2,131.7	35.40	26.94	113.2
2006	35.96	27.82	2,319.4	45.35	33.61	107.6
2007	34.69	24.38	3,266.9	47.18	36.41	177.7

2008
First quarter	26.21	20.17	1,407.6	39.24	28.57	118.0
Second quarter	25.81	20.25	930.2	40.67	31.54	73.6
Third quarter	24.19	14.35	1,275.5	34.92	19.94	100.0
Fourth quarter	18.00	5.21	1,291.5	25.45	6.37	144.7

2009
First quarter	8.58	2.50	1,209.1	11.73	3.02	129.3
Second quarter	8.40	4.51	1,190.9	11.60	5.46	110.9
Third quarter	12.20	6.39	1,040.2	18.04	8.81	103.8
Fourth quarter	12.56	5.61	2,243.1	18.89	8.26	282.5

2009 and 2010
September 2009	12.20	9.75	358.0	18.04	13.70	41.7
October 2009	12.56	8.54	607.4	18.89	12.34	65.9
November 2009	10.18	6.20	456.4	15.45	9.26	99.0
December 2009	7.07	5.61	1,179.2	10.24	8.26	117.5
January 2010	7.77	6.68	561.8	11.27	9.27	59.3

Item 10. Additional information
Articles of Association
ING Groep N.V. is a holding company organized under the laws of the Netherlands. Its object and purpose, as set forth in article 3 of its Articles of Association, is to participate in, manage, finance, furnish personal or real security for the obligations of and provide services to other enterprises and institutions of any kind, but in particular enterprises and institutions which are active in the field of insurance, lending, investment and/or other financial services, and to engage in any activity which may be related or conducive to the foregoing. ING Groep N.V. is registered under file number 33231073 with the Trade Register of the Chamber of Commerce and the Articles of Association are available there.
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
During their office, members of the Supervisory Board are not allowed to borrow or to accept guarantees from ING Groep N.V. or any of its subsidiaries. Loans that already exist upon appointment as a member of the Supervisory Board however, may be continued. Subsidiaries of ING Groep N.V. however, may in the normal course of their business and on terms that are customary in the sector, provide other banking and insurance services to members of the Supervisory Board. These may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. Members of the Executive Board are empowered to exercise all the powers of ING Groep N.V. to borrow money, subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.
The Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 65. In recent years however, we have seen a practice for Executive Board members to retire at an earlier age depending on their individual circumstances.
Members of the Executive Board appointed in 2004 and later have been and will be appointed by the General Meeting for a term of four years and may be reappointed. Members of the Supervisory Board are appointed for a term of four years and may be reappointed for two terms subject to the requirement in the charter of the Supervisory Board that a member of the Supervisory Board retires from the Board in the year in which he or she turns 70 (provided that the Supervisory Board does not decide otherwise taking into account specific circumstances). Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a resolution passed by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.
Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.
Capital structure, shares
The authorised capital of ING Groep N.V. consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a right to acquire up to 4.5 billion cumulative preference shares has been granted to Stichting Continuiteit ING (ING Continuity Foundation) pursuant to a call option issued by ING Groep N.V. The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issue of cumulative preference shares, the total amount of cumulative preference shares may not exceed one-third of the total issued share capital of ING Groep N.V. The purpose of the cumulative preference shares is to protect the independence, the continuity and the identity of ING Groep N.V. against influences which are contrary to the interests of ING Groep N.V., its enterprises and the enterprises of its subsidiaries and all stakeholders (including hostile take-overs), while the ordinary shares are used solely for funding purposes. These shares, which are all registered shares, are not listed on a stock exchange.
Description of Shares
A description of the securities, and other information with respect to shareholders, annual general meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7 — Major Shareholders and Related Party Transactions”.

Material contracts
There have been no material contracts (outside the ordinary course of business, such as intercompany financing) to which ING Groep N.V. is a party in the last two years, except for the Core Tier 1 Securities transaction and the IABF which ING Groep N.V. concluded with the Dutch State, as further described in “Item 4. “Information on the Company — Corporate Governance - Transactions with the Dutch State” and as announced by ING Groep N.V. in its press releases dated October 19, 2008, January 26, 2009 and October 26, 2009 and the restructuring requirements pursuant to these transactions with the Dutch State as announced by ING Groep N.V. in its press release dated November 18, 2009.
Documents on Display
ING Groep N.V. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, ING Groep N.V. files reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this Annual Report and its exhibits, may be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or on the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and the copy charges. You may also inspect ING Groep N.V.’s SEC reports and other information located at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, or on the website of ING Groep N.V. (www.ing.com).
Exchange controls
Cash distributions, if any, payable in euros on ordinary shares, bearer depositary receipts and ADSs may be officially transferred from the Netherlands and converted into any other currency without violating Dutch law, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank and, further, no payments, including dividend payments, may be made to jurisdictions or persons subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or adopted by the European Union.
Restrictions on voting
The ADSs represent interests in bearer depositary receipts for ordinary shares in the share capital of ING Groep N.V. issued by the Trust, which holds the ordinary shares for which such bearer depositary receipts are issued. See “Item 7. Major Shareholders and Related Party Transactions”. The Trust is the holder of all ordinary shares underlying the bearer depositary receipts. Only holders of shares (including the Trust) may vote at general meetings.
Holders of bearer depositary receipts are entitled to attend and speak at general meetings of the ING Groep N.V. However holders of bearer depositary receipts (including the Depositary on behalf of the holders of ADSs) as such are not entitled to vote at such meetings. However, as set out in “Item 7. Major Shareholders and Related Party Transactions”, the Trust will grant a proxy to the effect that such holder of bearer depositary receipts may, in the name of the Trust, exercise the voting rights attached to a number of its ordinary shares that corresponds to the number of bearer depositary receipts held by him. On the basis of such a proxy the holder of bearer depositary receipts may vote according to its own discretion.
Holders of bearer depositary receipts may surrender the bearer depositary receipts in exchange for ordinary shares. The Trust charges a fee for exchanging bearer depositary receipts for ordinary shares of one eurocent (EUR 0.01) per bearer depositary receipt, with a minimum of twenty-five euro’s (EUR 25.00) per exchange transaction.
Obligations of shareholders to disclose holdings
Section 5.3 of the Dutch Financial Supervision Act (the “Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of (in short) a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95%. With respect to ING Groep N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of ING Groep N.V. reached, exceeded or fell below those percentage interests, whether through ownership of bearer depositary receipts, ordinary shares, ADSs, options or warrants, to notify in writing the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in ING Groep N.V.’s share capital.
The notification will be recorded in the register which is held by the Authority for the Financial Markets for that purpose, which register is available for public inspection.

Noncompliance with the obligations of the Major Holdings Rules can lead to criminal prosecution or administrative-law sanctions. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s ordinary shares.
Frequency, notice and agenda of general meetings
General meetings are normally held each year in April or May, to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on the distribution of dividends or other distributions, the appointment and/or reappointment of members of the Executive Board and Supervisory Board (if any), other items requiring shareholder approval under Dutch law, and any other matters proposed by the Supervisory Board, the Executive Board or shareholders or holders of bearer depositary receipts in accordance with the Articles of Association.
Meetings are convened by public notice. As of the date of convening a general meeting, all information relevant for shareholders and holders of bearer depositary receipts, is made available to them on ING Group’s website (www.ing.com) and at ING Group’s head office, mentioned in the notice.
This information includes the notice to the general meeting, the agenda, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy vote), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals such as amendments to the Articles of Association normally are not included in the notice but are made available separately on ING Group’s website and at ING Group’s head office.
Proposals by shareholders and holders of bearer depositary receipts
In view of the size and market value of ING Groep N.V., proposals to put items on the agenda of the general meeting can be made by shareholders and holders of bearer depositary receipts representing a joint total of 1 per mille of the issued share capital or representing together, on the basis of the stock prices on Euronext Amsterdam, a share value of at least EUR 50 million. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 50 days before the date of the meeting. Properly submitted proposals will be included on the agenda for the general meeting, unless the Supervisory Board and the Executive Board consider there to be compelling reasons in the interest of ING Groep N.V. to exclude them from the agenda.
Record date
It is standard practice with ING Groep N.V. to set a record date for attending a general meeting and voting on the proposals in that general meeting. Shareholders and holders of bearer depositary receipts who hold shares and/or bearer depositary receipts at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding a subsequent sale or purchase of shares or bearer depositary receipts. The record date is published in the notice to the general meeting. In accordance with US requirements the Depositary sets a record date for the ADSs, which date determines which holders of ADSs are entitled to give voting instructions. This record date can differ from the record date set by ING Groep N.V. for the shareholders and the holders of bearer depositary receipts.
Attending general meetings
For logistical reasons, attendance at a general meeting by shareholders and holders of bearer depositary receipts, either in person or by proxy, is subject to the requirement that ING Groep N.V. be notified in advance. Instructions to that effect are included in the notice to the general meeting.
Shareholders and holders of bearer depositary receipts who do not attend the general meeting, may nevertheless follow the course of affairs in the meeting by internet webcast.
Voting rights
Each ordinary share entitles the holder to cast one vote at the general meeting. The Articles of Association do not restrict the voting rights on any class of shares of ING Groep N.V. ING Groep N.V. is not aware of any contract under which voting rights on any class of its shares are restricted. By Dutch law, voting rights are proportional to the nominal value of the shares.
On the basis of the closing price of the shares on December 31, 2009, the ratio of market price to voting rights on bearer depositary receipts for ordinary shares was EUR 6.90 : 1.
Issue of shares
ING Groep N.V.’s authorized capital is the maximum amount of capital allowed to be issued under the terms of its Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. The General Meeting is authorized to resolve to amend the Articles of Association, provided that the resolution is adopted on a proposal of the Executive Board which has been approved by the Supervisory Board. Such a resolution of the General Meeting requires a majority of at least two-thirds of the votes cast at a general meeting at which at least two-thirds of the issued share capital is represented. An amendment of the Articles of Association has to be passed by notarial deed if it is to become effective, and this in turn requires a declaration of no objection to be issued by the Minister of Justice. For reasons of flexibility, ING Group seeks to set the authorised capital in the Articles of Association at the highest level permitted by law again in the future.
Share issues have to be approved by the General Meeting, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new ordinary shares or to grant rights to subscribe for new ordinary shares, both with and without pre-emptive rights for existing shareholders. The powers thus delegated to the Executive Board are limited:
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
Shareholders’ structure
See “Item 7. Major Shareholders and Related Party Transactions” for a description of the bearer depository receipts held by ING Groep N.V. and for details of investors who have reported their interest in ING Groep N.V. pursuant to the Financial Supervision Act (or the predecessor of this legislation).
Under the terms of the Dutch Financial Supervision Act, a declaration of no objection from the Dutch Minister of Finance is to be obtained by anyone wishing to obtain or hold a participating interest of at least 10% in ING Groep N.V. and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Groep N.V. are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Groep N.V. ING Groep N.V. is not aware of investors with an interest of 10% or more in ING Groep N.V.

TAXATION
The following is a summary of certain Netherlands tax consequences, and the United States federal income tax consequences, of the ownership of our bearer receipts or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below) who hold bearer receipts or ADSs as capital assets. For purposes of this summary a “U.S. Shareholder” is a beneficial owner of bearer receipts or ADSs that is:
•	an individual citizen or resident of the United States,

•	a corporation organized under the laws of the United States or of any state of the United States,

•	an estate, the income of which is subject to United States federal income tax without regard to its source, or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
This summary is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, the laws of the Netherlands, and the income tax treaty between the Netherlands and the United States (the “Treaty”), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. The information provided below is neither intended as tax advice nor purports to describe all of the tax considerations that may be relevant to investors and prospective investors. It should not be read as extending to matters not specifically discussed, and investors should consult their own advisors as to the tax consequences of their ownership and disposal of bearer receipts or ADSs. In particular, the summary does not take into account the specific circumstances of particular investors (such as tax-exempt organizations, banks, insurance companies, dealers in securities, traders in securities that elect to mark-to-market their securities holdings, investors liable for alternative minimum tax, investors whose functional currency is not the U.S. dollar, investors that actually or constructively own 10% or more of the voting stock of ING Groep N.V., investors that hold bearer receipts or ADSs as part of a straddle or a hedging or conversion transaction, or investors that own bearer receipts or ADSs through a partnership), some of which may be subject to special rules.
Moreover, if the holder of bearer receipts or ADSs:
1. holds a substantial interest in ING Groep N.V.; or
2. in case such holder is an individual, receives income or capital gains derived from the bearer receipts and ADSs and this income received or capital gains derived are attributable to the past, present or future employment activities of such holder, the Dutch tax position is not discussed in this summary. Generally speaking, for Dutch tax purposes, an interest in the share capital of ING Groep N.V., should not be considered a substantial interest if the holder of such interest, and, in case of an individual, his or her spouse, registered partner, certain other relatives or certain persons sharing the holder’s household, alone or together, does or do not hold, either directly or indirectly, the ownership of, or certain rights over, shares or rights resembling shares representing 5% or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares, of ING Groep N.V.
The summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. In general, for United States federal income tax and Netherlands tax purposes, holders of bearer receipts or ADSs will be treated as the owners of the Ordinary shares underlying the bearer receipts or ADSs, and exchanges of Ordinary shares for bearer receipts and then for ADSs, and exchanges of ADSs for bearer receipts and then for Ordinary shares, will not be subject to United States federal income tax or Netherlands income tax.
It is assumed, for purposes of this summary, that a U.S. Shareholder is eligible for the benefits of the Treaty and that a U.S. Shareholder’s eligibility is not limited by the limitation on benefits provisions of the Treaty.
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
Both the European Free Trade Association Court of Justice as well as the European Court of Justice (ECJ) issued judgments concerning outbound dividend payments to foreign shareholders. According to both courts, it could be in breach with the European freedom of capital and the freedom of establishment to treat outbound dividend payments less favorably than dividend payments to domestic shareholders. As of January 1, 2007, in general, dividend payments to certain qualifying EU resident corporate shareholders are treated the same as dividend payments to certain qualifying Dutch resident corporate shareholders. Dividend payments to corporate shareholders residing outside the EU are treated still less favorably as opposed to dividend payments to certain qualifying Dutch resident corporate shareholders. Furthermore, subject to certain conditions, a legal entity resident in the Netherlands that is not subject to Dutch corporate income tax is entitled to a refund of the Dutch dividend withholding tax withheld. In addition, subject to certain conditions as well, an entity resident in a member state of the European Union or certain member states of the European Economic Area, that is not subject to a result based tax in that member state, and, should that entity be a resident in the Netherlands, would not be subject to Dutch corporate income tax, is also entitled to a refund of the Dutch dividend withholding tax withheld. Such entities that are not a resident of the Netherlands, the European Union or certain European Economic Area countries, are not entitled to a refund of Dutch dividend withholding tax. The above stated court cases may have significant implications for certain non-EU resident shareholders that receive dividends that are subject to Netherlands dividend withholding tax (i.e. the aforementioned different treatment may be a breach of the European freedom of capital).
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
UNITED STATES TAXATION
Taxes on dividends
Subject to the passive foreign investment company rules discussed below, for United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust in the case of bearer receipts or by the Depositary in the case of ADSs. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Shareholder’s basis in the bearer receipts or ADSs and thereafter as capital gain. Because ING Groep N.V. does not keep account of its earnings and profits, as determined for United States federal income tax purposes, any distribution should generally be treated as a dividend for US federal income tax purposes.
For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the circumstances of the U.S. Shareholder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the shareholder. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other

United States corporations. Dividends paid to a non-corporate U.S. Shareholder in taxable years beginning before January 1, 2011 that are qualified dividend income will be taxable to the shareholder at a maximum tax rate of 15% provided that the shareholder holds the bearer receipts or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by ING Groep N.V. with respect to the bearer receipts or ADSs generally will be qualified dividend income.
Subject to certain limitations, a U.S. Shareholder may generally deduct from income, or credit against its United States federal income tax liability, the amount of any Netherlands withholding taxes under the Treaty. The Netherlands withholding tax will likely not be creditable against the U.S. Shareholder’s United States tax liability, however, to the extent that ING Groep N.V. is allowed to reduce the amount of dividend withholding tax paid over to the Netherlands Tax Administration by crediting withholding tax imposed on certain dividends paid to ING Groep N.V. In addition, special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.
Since payments of dividends with respect to bearer receipts and ADSs will be made in euros, a U.S. Shareholder will generally be required to determine the amount of dividend income by translating the euro into United States dollars at the “spot rate” on the date the dividend distribution is includable in the income of the U.S. Shareholder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is includable in the income of the U.S. Shareholder to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
If ING Groep N.V. were to be treated as a PFIC, unless a U.S. Shareholder made an effective election to be taxed annually on a mark-to-market basis with respect to the bearer receipts or ADSs, any gain from the sale or disposition of bearer receipts or ADSs by a U.S. Shareholder would be allocated ratably to each year in the holder’s holding period and would be treated as ordinary income. Tax would be imposed on the amount allocated to each year prior to the year of disposition at the highest rate in effect for that year, and interest would be charged at the rate applicable to underpayments on the tax payable in respect of the amount so allocated. The same rules would apply to “excess distributions”, defined generally as distributions in a single taxable year exceeding 125% of the average annual distribution made by ING Groep N.V. over the shorter of the holder’s holding period or the three preceding years. Dividends received by a U.S. Shareholder will not be eligible for the special tax rates applicable to qualified dividend income if ING Groep N.V. were to be treated as a PFIC with respect to the shareholder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
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

Item 12. Description of Securities Other Than Equity Securities
Fees and Charges Payable by a Holder of ADSs
JP Morgan Chase Bank, N.A., as ADR depositary, collects fees for delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing ordinary shares or surrendering ADSs for the purpose of withdrawal . The ADR depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
The charges of the ADR depositary payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee
ADR depositary or substituting the underlying shares	Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:
•    Share distributions, stock splits, rights, merger
•    Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities
$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

Receiving or distributing cash dividends	Distribution of cash dividends	No fee

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per each 100 ADSs (or portion thereof)

Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares	$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program	No fee

Expenses of the ADR depositary	Expenses incurred on behalf of Holders in connection with:
•    Taxes and other governmental charges
•    Cable, telex and facsimile transmission/delivery
•    Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
•    Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
•    Any other charge payable by ADR depositary or its agents
Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
Fees and Payments made by the ADR depositary to ING
The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended December 31, 2009, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $3,658,664.00

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2009:

Amount Reimbursed for the year ended
Category of expense reimbursed to ING	December 31, 2009
Investor relations, including upfront contribution	$3,658,664.00

Total	$3,658,664.00

The ADR depositary has paid certain expenses directly to third parties on behalf of ING.
The table below sets forth those expenses that the ADR depositary paid directly to third parties in the year ended December 31, 2009.

Amount paid in the year ended
Category of expense paid directly to third parties	December 31, 2009
Third-party expenses paid directly	$0
Fees waived	$350,000

Total	$350,000
Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by ING, ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of ING.

PART II.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
On February 4, 2010 an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 4, 2010.
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
Management assessed the effectiveness of our internal control over financial reporting as of 31 December 2009. In making this assessment, Management performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on Management’s assessment and those criteria, Management concluded that the company’s internal control over financial reporting is effective as of December 31, 2009.
Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.
We have audited ING Groep N.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2009 and 2008, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2009 and our report dated March 15, 2010 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 15, 2010
Ernst & Young Accountants LLP

Item 16A. Audit Committee Financial Expert
ING Group’s Supervisory Board has determined that ING Group has at least three audit committee financial experts serving on its Audit Committee: Piet Hoogendoorn, Godfried van der Lugt and Jackson Tai. Piet Hoogendoorn has gathered his expertise in the auditing profession, whereas Godfried van der Lugt and Jackson Tai have gathered their experience by serving as executive officers and on the boards of international conglomerates: Piet Hoogendoorn serving as chairman of the Board of Directors of Deloitte Touche Tohmatsu, Godfried van der Lugt serving as CEO of ING Group and Jackson Tai serving as CEO of DSB Bank (Development Bank of Singapore) and managing director in the Investment Banking Division of JP Morgan. These three audit committee financial experts are independent in accordance with the relevant Sarbanes-Oxley regulations, however Mr. Hoogendoorn does not meet the independence criteria for Supervisory Board members as set out in the Dutch Corporate Governance Code.
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
Item 16C. Principal Accountant Fees and Services (Ernst & Young )
As at December 31, 2009, Ernst & Young Accountants (Ernst & Young) was the appointed auditor of ING. Ernst & Young was responsible for auditing the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V.
At the General Meeting on April 22, 2008, Ernst & Young was appointed external auditor to audit the financial statements of ING Group for the financial years 2008 to 2011 inclusive, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting as of December 31, 2009.
The external auditor attended the meetings of the Audit Committee and the 2009 annual General Meeting.
After a maximum period of five years of performing the financial audit of ING Group or ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firm and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the external audit firm. The Audit Committee provides recommendations to the Supervisory Board regarding these replacements, based on, among other things, on an annual evaluation of the provided services. In line with this requirement, the lead audit partner of Ernst & Young was succeeded after the year-end audit 2006. The rotation of other partners involved with the audit of the financial statements of ING is subject to applicable independence legislation.
The external auditor may be questioned at the annual General Meeting in relation to their audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting.
The external auditor may only provide audit and non audit services to ING Group and its subsidiaries with the permission of the Audit Committee. The Audit Committee generally pre-approves certain types of audit, audit-related, tax and non-audit services to be provided by the external auditor on an annual basis. Services that have not been generally pre-approved by the Audit Committee should not be provided by the external auditor unless they are specifically pre-approved by the Audit Committee at the recommendation of local management.
The Audit Committee also sets the maximum annual amount that may be spent for pre-approved services. Throughout the year the external auditor and ING monitor the amounts paid versus the pre-approved amounts. The external auditor provides the Audit Committee with a full overview of all services provided to ING, including related fees, supported by sufficiently detailed information. This overview is periodically evaluated by the Audit Committee during the year.
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
All other fees
Fees disclosed in Note 47 of Note 2.1 to the consolidated financial statements under “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above, and consisted primarily of non-recurring support and advisory services.
More details on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www. ing.com).
Reference is made to Note 47 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2008 and 2009.

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

					Maximum
				Purchased as part of	number of Shares
		Number	Average	Publicly Announced	that may be
		x 1000	price in Euros	Plans or Programs1)	purchased
Purchases
January	1/1/09 – 1/31/09
February	2/1/09 – 2/28/09
March	3/1/09 – 31/3/09	7,839	4.31
April	4/1/09 – 30/4/09
May	5/1/09 – 5/31/09	272	6.58
June	6/1/09 – 6/30/09	153	6.30
July	7/1/09 – 7/31/09	3	6.35
August	8/1/09 – 8/31/09	50	6.30
September	9/1/09 – 9/30/09	10	10.71
October	10/1/09 – 10/31/09	252	6.30
November	11/1/09 – 11/30/09	901	6.32
December	12/1/09 – 12/31/09	11,189	6.53

Total 2)		20,669	5.68

January	1/1/08 – 1/31/08	31,151	23.51	31,053
February	2/1/08 – 2/28/08	11,995	21.29	11,960
March	3/1/08 – 31/3/08	22,389	21.57	21,170
April	4/1/08 – 30/4/08	17,943	24.60	17,678
May	5/1/08 – 5/31/08	10,918	24.99	10,576
June	6/1/08 – 6/30/08	3,173	22.52
July	7/1/08 – 7/31/08	25	19.71
August	8/1/08 – 8/31/08	65	21.62
September	9/1/08 – 9/30/08	3,026	15.13
October	10/1/08 – 10/31/08	4,764	15.83
November	11/1/08 – 11/30/08
December	12/1/08 – 12/31/08

Total 2)		105,449	22.56	92,437

(1)	In May 2007, ING announced a plan to adopt a share buyback program approved for a total of EUR five (5) billion over a period of approximately12 months starting from June 2007. The share buyback program was completed in May 2008.

(2	This table excludes market-making and related hedging purchases by ING Group. The table also (i) excludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group, and (ii) includes share purchases under ING Group’s delta hedging activities in respect of its employee option plans.
Item 16G. Corporate Governance
In conformity with regulation from the US Securities and Exchange Commission, ING Groep N.V. as a foreign private issuer, whose securities are listed on the New York Stock Exchange (‘NYSE’) must disclose in this Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US domestic companies under the NYSE listing standards.
ING Groep N.V. believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:
•	ING Groep N.V. has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general, members of the Executive Board are employees of the company while members of the Supervisory Board are often former state or business leaders and sometimes former members of the Executive Board. Members of the Executive Board and other officers and employees cannot simultaneously be a member of the

Supervisory Board. The Supervisory Board must approve specified decisions of the Executive Board. Under the Corporate Governance Code, all members of the Supervisory Board with the exception of not more than one person, must be independent. The present members of ING Groep N.V.’s Supervisory Board with the exception of one member, are independent within the meaning of the Corporate Governance Code. The definitions of independence under the Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Groep N.V. are comprised of members of the Supervisory Board.

•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains an ‘apply-or-explain’ principle, offering the possibility to deviate from the Corporate Governance Code as long as any such deviations are explained. To the extent that such deviations are approved by the general meeting, the company is deemed to be in full compliance with the Corporate Governance Code.

•	Dutch law requires that the company’s external auditors be appointed at the general meeting and not by the Audit Committee.

•	The articles of association of ING Groep N.V. provide that there are no quorum requirements to hold a general meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies which are subject to the NYSE’s listing rules. Under Dutch company law and the Corporate Governance Code, shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.
PART III.
Item 18. Financial Statements
See pages F-1 to F-198 and the Schedules on F-209 to F-212
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated October 8, 2008

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated October 8, 2008

Exhibit 2.1	Subordinated Indenture, dated July 18, 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 12, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated September 26, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-k filed on September 23, 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated December 8, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-k filed on December 7, 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated June 13, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 12, 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated October 4, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on October 3, 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated June 17, 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 17, 2008)

Exhibit 2.10	Terms and Conditions of the Core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to Exhibit 2.10 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, File No. 1-14642 filed on March 19, 2009)

Exhibit 2.11	Term Sheet regarding Core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on February 4, 2009)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

Exhibit 15.2	Consent of KPMG Accountants

Exhibit 15.3	Consent of Ernst & Young Reviseurs d’Entrerprises SCCRL

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

ING Groep N.V. (Registrant)

By:	/s/ P. Flynn P. Flynn
Chief Financial Officer
Date: March 15, 2010

ADDITIONAL INFORMATION
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2009, 2008 and 2007 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented below.

	Year Ended December 31,
	2009	2008	2007
Return on equity of the banking operations	(1.0)%	1.8%	16.7%
Return on equity of ING Group	(2.1)%	(2.1)%	24.2%
Dividend pay-out ratio of ING Group	n.a.	n.a.	34.3%
Return on assets of ING Group	(0.1)%	(0.1)%	0.7%
Equity to assets of ING Group	3.1%	1.3%	2.8%
Net interest margin of the banking operations	1.3%	1.1%	0.9%
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

ASSETS

				Interest-earning assets
	2009			2008			2007
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	12,306	200	1.6	22,685	895	3.9	25,730	960	3.7
foreign	23,429	420	1.8	40,557	1,764	4.3	61,531	2,381	3.9
Loans and advances
domestic	264,472	10,120	3.8	308,796	12,926	4.2	270,588	11,290	4.2
foreign	362,637	14,364	4.0	339,812	17,577	5.2	296,055	17,044	5.8
Interest-earning securities(1)
domestic	29,790	1,082	3.6	30,398	1,234	4.1	34,993	1,295	3.7
foreign	106,673	4,807	4.5	158,844	8,747	5.5	173,248	8,660	5.0
Other interest-earning assets
domestic	11,014	168	1.5	13,713	547	4.0	8,208	514	6.3
foreign	22,572	222	1.0	14,844	540	3.6	11,520	517	4.5

Total	832,893	31,383	3.8	929,649	44,230	4.8	881,873	42,661	4.8
Non-interest earning assets	60,073			73,994			57,980

Derivatives assets	66,750			49,042			33,025

Total assets(1)	959,716			1,052,685			972,878

Percentage of assets applicable to foreign operations		61.8%			59.7%			61.1%
Interest income on derivatives		48,828			53,037			33,622
other		935			933			576

Total interest income		81,146			98,200			76,858

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

				Interest-bearing liabilities
	2009			2008			2007
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	32,892	596	1.8	49,198	2,020	4.1	40,487	1,801	4.4
foreign	27,716	634	2.3	43,046	2,176	5.1	37,583	1,991	5.3
Demand deposits(5)
domestic	64,220	117	0.2	115,827	1,574	1.4	106,597	1,682	1.6
foreign	50,236	599	1.2	46,832	766	1.6	40,173	1,060	2.6
Time deposits(5)
domestic	32,101	619	1.9	35,048	1,449	4.1	28,535	1,388	4.9
foreign	26,848	694	2.6	33,303	1,671	5.0	35,281	1,338	3.8
Savings deposits(5)
domestic	64,817	1,835	2.8	57,537	1,630	2.8	63,109	1,475	2.3
foreign	243,080	6,047	2.5	229,149	9,070	3.9	228,030	8,603	3.8
Short term debt
domestic	14,791	208	1.4	11,511	558	4.8	5,557	285	5.1
foreign	48,246	732	1.5	40,760	1,927	4.7	46,548	2,685	5.8
Long term debt
domestic	33,657	1,465	4.4	20,379	1,110	5.4	12,903	813	6.3
foreign	23,682	999	4.2	23,325	1,277	5.5	21,155	1,063	5.0
Subordinated liabilities
domestic	21,558	999	4.6	20,238	1,124	5.6	18,938	1,079	5.7
foreign	1,113	59	5.3	1,293	61	4.7	1,574	82	5.2
Other interest-bearing liabilities
domestic	51,811	642	1.2	92,042	3,174	3.4	77,426	3,220	4.2
foreign	64,863	793	1.2	100,179	3,527	3.5	90,157	5,131	5.7

Total	801,631	17,038	2.1	919,667	33,114	3.6	854,053	33,696	3.9
Non-interest bearing liabilities	57,913			62,947			64,768
Derivatives liabilities	73,694			48,243			30,591
Total Liabilities	933,238			1,030,858			949,412
Group Capital	26,478			21,828			23,466

Total liabilities and capital	959,716			1,052,685			972,878

Percentage of liabilities applicable to foreign operations		60.6%		57.0%				59.2%
Other interest expense:
interest expenses on derivatives		50,334			52,790			33,298
other		1,235			1,211			828

Total interest expense		68,607			87,115			67,822

Total net interest result		12,539			11,085			9,037

(5)	These captions do not include deposits from banks.

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

	2009 over 2008			2008 over 2007
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	(410)	(285)	(695)	(114)	49	(65)
foreign	(745)	(599)	(1,344)	(812)	195	(617)
Loans and advances
domestic	(1,757)	(1,049)	(2,806)	1,664	(28)	1,636
foreign	1,181	(4,394)	(3,213)	2,519	(1,986)	533
Interest-earning securities
Domestic	(25)	(127)	(152)	(170)	109	(61)
foreign	(2,873)	(1,067)	(3,940)	(720)	807	87
Other interest-earning assets
domestic	(108)	(271)	(379)	345	(312)	33
foreign	281	(599)	(318)	149	(126)	23
Interest income
domestic	(2,300)	(1,732)	(4,032)	1,725	(182)	1,543
foreign	(2,156)	(6,659)	(8,815)	1,136	(1,110)	26

Total	(4,456)	(8,391)	(12,847)	2,861	(1,292)	1,569

Other interest income			(4,207)			19,773

Total interest income			(17,054)			21,342

The following table shows the interest spread and net interest margin for the past two years.

	2009	2008
	Average rate	Average rate
	%	%
Interest spread
Domestic	1.6	1.0
Foreign	1.7	1.2
Total	1.6	1.2

Net interest margin
Domestic	1.6	0.8
Foreign	1.8	1.5
Total	1.7	1.2

	2009 over 2008			2008 over 2007
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	(669)	(755)	(1,424)	388	(169)	219
foreign	(775)	(767)	(1,542)	289	(104)	185
Demand deposits
domestic	(702)	(755)	(1,457)	146	(254)	(108)
foreign	56	(223)	(167)	176	(470)	(294)
Time deposits
domestic	(122)	(708)	(830)	317	(256)	61
foreign	(323)	(654)	(977)	(75)	408	333
Savings deposits
domestic	206	(1)	205	(130)	285	155
foreign	552	(3,575)	(3,023)	42	425	467
Short term debt
domestic	159	(509)	(350)	305	(32)	273
foreign	354	(1,549)	(1,195)	(334)	(424)	(758)
Long term debt
domestic	723	(368)	355	471	(174)	297
foreign	20	(298)	(278)	109	105	214
Subordinated liabilities
domestic	73	(198)	(125)	74	(29)	45
foreign	(9)	7	(2)	(15)	(6)	(21)
Other interest-bearing liabilities
domestic	(1,388)	(1,144)	(2,532)	608	(654)	(46)
foreign	(1,243)	(1,491)	(2,734)	570	(2,174)	(1,604)
Interest expense
domestic	(1,720)	(4,438)	(6,158)	2,179	(1,283)	896
foreign	(1,368)	(8,550)	(9,918)	762	(2,240)	(1,478)

Total	(3,088)	(12,988)	(16,076)	2,941	(3,523)	(582)

Other interest expense			(2,432)			19,875

Total interest expense			(18,508)			19,293

Net interest
domestic	(580)	2,706	2,126	(454)	1,101	647
Foreign	(788)	1,891	1,103	374	1,130	1,504

Net interest	(1,368)	4,597	3,229	(80)	2,231	2,151

Other net interest result			(1,775)			102

Net interest result			1,454			2,049

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS
The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended December 31
	2009	2008	2007
	(EUR millions)
Debt securities available for sale
Dutch government	3,796	6,726	4,741
German government	5,230	5,789	5,960
Central banks	332	219	331
Belgian government	7,814	8,198	11,017
Other governments	28,402	29,435	26,090
Corporate debt securities
Banks and financial institutions	27,200	37,486	36,860
Other corporate debt securities	859	1,417	2,145
U.S. Treasury and other U.S. Government agencies	575	56	163
Other debt securities	14,292	42,176	52,699

Total debt securities available for sale	88,500	131,502	140,006

Debt securities held to maturity
Dutch government
German government	585	787	789
Other governments	701	819	969
Banks and financial institutions	11,963	12,929	14,249
Other corporate debt securities		39	39
U.S. Treasury and other U.S. Government agencies		36	102
Other debt securities	1,160	830	605

Total debt securities held to maturity	14,409	15,440	16,753

Shares and convertible debentures	3,682	1,863	3,626
Land and buildings (1)	3,647	4,331	4,997

Total	110,238	153,136	165,382

(1)	Including commuted ground rents
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
The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 37% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities available for sale
Dutch government	21		3,290		485
German government	191		3,667		1,372
Belgian government	1,274		4,847		1,619
Central banks	332
Other governments	2,860		13,389		9,611
Banks and financial institutions	6,972		16,742		3,116
Corporate debt securities	385		353		94
U.S. Treasury and other U.S. Government agencies	29		546
Other debt securities	630		2,361		2,594

Total debt securities available for sale	12,694	3.4	45,195	4.2	18,891	3.7

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities available for sale
Dutch government			3,796
German government			5,230
Belgian government	74		7,814
Central banks			332
Other governments	2,542		28,402
Banks and financial institutions	370		27,200
Corporate debt securities	27		859
U.S. Treasury and other U.S. Government agencies			575
Other debt securities	8,707		14,292

Total debt securities available for sale	11,720	4.1	88,500

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities held to maturity
Dutch government
German government			585
Belgian government
Central banks
Other governments			701
Banks and financial institutions	2,293		8,091		1,579
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	193		960		7

Total debt securities held to maturity	2,486	4.0	10,337	4.3	1,586	4.1

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities held to maturity
Dutch government
German government			585
Belgian government
Central banks
Other governments			701
Banks and financial institutions			11,963
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities			1,160

Total debt securities held to maturity			14,409

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.
On December 31, 2009, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2009
	Book value	Market value
	(EUR millions)
Belgian government	7,814	7,814
German government	5,815	5,831
LOAN PORTFOLIO
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables. The following table sets forth the gross loans and advances to banks and customers as of December 31, 2009, 2008, 2007, 2006 and 2005 under IFRS-IASB.

Loans and Loan loss provisions
See Note 5 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions	2009	2008
	(EUR millions)
Loans past due 90 days	8,307	5,433
Other impaired loans	2,849	2,056

Total impaired loans (loans with a loan loss provision)	11,156	7,489
Potential problem loans	10,873	4,439

Total Impaired loans and potential problem loans	22,029	11,928
Loans neither impaired nor potential problem loans	573,077	630,011

Total	595,106	641,939

This amount is presented in the balance sheet as:
Amounts due from Banks	39,742	40,790
Loans and advances to customers	555,364	601,149

Total	595,106	641,939

Loan loss provisions included in:
Amounts due from Banks	46	85
Loans and advances to customers	4,353	2,526

Total loan loss provisions	4,399	2,611

Loans and advances by customer type:	2009	2008
Loans secured by public authorities	51,082	26,387
Loans secured by mortgages	302,855	300,936
Loans guaranteed by credit institutions	10,229	5,901
Personal lending	19,960	30,268
Mortgage backed securities	17,814	9,055
Corporate loans	153,424	228,602

Total	555,364	601,149

Loan loss provisions by customer type:	2009	2008
Loans secured by public authorities	3	2
Loans secured by mortgages	1,356	592
Loans guaranteed by credit institutions	47	85
Personal lending	690	653
Mortgage backed securities	15
Corporate loans	2,288	1,279

Total	4,399	2,611

Increase in Loan loss provision by customer type:	2009	2008
Loans secured by public authorities	1	1
Loans secured by mortgages	764	293
Loans guaranteed by credit institutions	(38)	72
Personal lending	37	98
Mortgage backed securities	15
Corporate loans	1,009	146

Total	1,788	610

The net increase in Loan loss provision includes:
Increase in loan loss provision (P&L)	2,973	1,280
Write-offs and other	(1,185)	(670)

Total	1,788	610

IFRS-IASB

	Year ended December 31
	2009	2008	2007	2006	2005
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	28,149	16,288	14,679	16,450	13,907
Loans secured by mortgages	164,111	158,861	141,314	120,753	111,257
Loans to or guaranteed by credit institutions	9,569	15,528	16,347	6,747	4,573
Other private lending	4,972	7,158	6,975	6,484	9,943
Other corporate lending	45,096	123,758	105,808	90,182	80,540

Total domestic offices	251,897	321,593	285,123	240,616	220,220

By foreign offices:
Loans guaranteed by public authorities	22,933	10,099	8,961	9,503	17,535
Loans secured by mortgages	142,415	145,090	132,614	87,457	69,855
Loans to or guaranteed by credit institutions	40,402	25,810	31,929	32,072	23,721
Other private lending	14,988	20,389	17,784	16,422	15,200
Mortgage backed securities	17,814	9,055	12,364
Other corporate lending	104,657	109,903	88,237	89,547	84,355

Total foreign offices	343,209	320,346	291,889	235,001	210,666

Total gross loans and advances to banks and customers	595,106	641,939	577,012	475,617	430,886

Maturities and sensitivity of loans to changes in interest rates
The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2009.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	1,161	15,260	11,728	28,149
Loans secured by mortgages	10,881	16,665	136,565	164,111
Loans guaranteed by credit institutions	8,175	1,309	85	9,569
Other private lending	2,999	510	1,463	4,972
Mortgage backed securities
Other corporate lending	23,788	15,633	5,675	45,096

Total domestic offices	47,004	49,377	155,516	251,897

By foreign offices:
Loans guaranteed by public authorities	10,479	3,125	9,329	22,933
Loans secured by mortgages	12,067	25,079	105,269	142,415
Loans guaranteed by credit institutions	21,938	11,920	6,544	40,402
Other private lending	7,924	4,433	2,631	14,988
Mortgage backed securities	924	13,260	3,630	17,814
Other corporate lending	39,420	38,914	26,323	104,657

Total foreign offices	92,752	96,731	153,726	343,209

Total gross loans and advances to banks and customers	139,756	146,108	309,242	595,106

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2009.

	1 year or	Over 1
	less	year	Total
	(EUR millions)
Non-interest earning	3,379	1,059	4,438
Fixed interest rate	63,973	142,352	206,325
Semi-fixed interest rate(1)	5,468	176,415	181,883
Variable interest rate	68,428	134,032	202,460

Total	141,248	453,858	595,106

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”
Loan concentration
The following industry concentrations were in excess of 10% of total loans as of December 31, 2009:

Total outstanding
Private Individuals	38.2%
Commercial Banks	12.0%
Non-Bank Financial Institutions	11.8%
Risk elements
Loans Past Due 90 days and Still Accruing Interest
Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which we continue to recognize interest income on an accrual basis in accordance with IFRS-IASB. Once a loan has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 under IFRS-IASB.

	Year ended December 31
	2009	2008	2007	2006	2005
IFRS-IASB	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	3,865	2,799	1,159	1,317	1,664
Foreign	4,793	2,634	1,892	2,426	2,112

Total loans past due 90 days and still accruing interest	8,658	5,433	3,051	3,743	3,776

As of December 31, 2009, EUR 8,658 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 12,039 million as of December 31, 2009.
Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.
The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2009, 2008, 2007, 2006 and 2005 under IFRS-IASB.

	Year ended December 31
IFRS-IASB	2009	2008	2007	2006	2005
	(EUR millions)
Troubled debt restructurings:
Domestic	782	51	45	163	495
Foreign	1,271	354	47	199	582

Total troubled debt restructurings	2,053	405	92	362	1,077

Interest Income on Troubled Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2009 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2009.

	Year ended December 31, 2009
	(EUR millions)
	Domestic	Foreign
	Offices	Offices	Total
Interest income that would have been recognized under the original contractual terms	18	37	55
Interest income recognized in the profit and loss account	18	28	46
Potential Problem Loans
Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 10,873 million as of December 31, 2009. Of this total, EUR 7,645 million relates to domestic loans and EUR 3,228 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.
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
Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2009, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.
The following tables analyze cross-border outstandings as of the end of December 31, 2009, 2008 and 2007 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended December 31, 2009
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	125	12,285	22,023	1,599	36,032	4,292
United States	46	2,245	9,132	7,405	18,828	10,153
France	7,758	9,541	4,178	1,955	23,432	2,184
Germany	5,736	5,533	4,399	3,459	19,127	7,347
Italy	11,211	4,812	3,360	934	20,317	1,890
Spain	2,289	8,010	5,583	106	15,988	1,404
Belgium	1,916	5,959	7,197	2,383	17,455	15,411

	Year ended December 31, 2008
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	143	12,228	29,094	1,159	42,624	4,698
United States	83	3,065	12,170	15,427	30,745	10,787
France	7,636	10,396	6,137	2,449	26,617	1,964
Germany	5,671	6,338	4,298	3,327	19,634	7,882
Italy	8,974	5,082	3,625	1,019	18,701	1,534
Spain	2,573	7,940	5,967	96	16,576	3,134
Belgium	1,987	7,163	7,851	2,277	19,278	17,161

	Year ended December 31, 2007
		Banks &
	Government	other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	144	27,501	44,621	1,403	73,669	6,018
United States	33	4,035	26,821	14,852	45,741	13,050
France	5,777	17,811	6,864	4,474	34,926	2,295
Germany	4,839	10,361	4,499	4,428	24,127	9,500
Italy	10,381	4,642	4,378	1,117	20,518	1,318
Spain	2,375	7,749	6,183	685	16,992	2,139
Belgium	2,638	5,782	3,607	1,683	13,710	14,999
There were no cross-border outstandings between 0.75% and 1% of total assets, at year-end 2009 and 2008.
Summary of Loan Loss Experience
For further explanation on loan loss provision see “Loan Loss Provisions” in Note 2.1 to the consolidated financial statements.
The application of the IFRS-IASB methodology has reduced the amount of the unallocated provision for loan losses that ING Group provided in prior years to adequately capture various subjective and judgmental aspects of the credit risk assessment which were not considered on an individual basis.
The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2009, 2008, 2007, 2006 and 2005 under IFRS-IASB.

	Calendar period
IFRS-IASB	2009	2008	2007	2006	2005
	(EUR millions)
Balance on January 1	2,611	2,001	2,642	3,313	4,262
Implementation IAS 32 and IAS 39 (1)					(398)
Change in the composition of the Group	(3)	1	98	(101)	(4)
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	(79)	(34)	(22)	(32)	(8)
Loans to or guaranteed by credit institutions	(55)	(36)	(11)	(11)	(12)
Other private lending	(140)	(126)	(115)	(108)	(107)
Other corporate lending	(229)	(133)	(189)	(136)	(164)
Foreign:
Loans guaranteed by public authorities	(12)	(16)	(25)		(9)
Loans secured by mortgages	(5)	(6)	(11)	(26)	(23)
Loans to or guaranteed by credit institutions	(1)		(2)	(5)	(4)
Other private lending	(259)	(114)	(104)	(70)	(78)
Other corporate lending	(437)	(263)	(473)	(303)	(437)

Total charge-offs	(1,217)	(728)	(952)	(691)	(842)

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	2
Loans to or guaranteed by credit institutions			2	4
Other private lending	101	36	3	11	6
Other corporate lending	4			1
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages			1
Loans to or guaranteed by credit institutions
Other private lending	24	27	30	49	39
Other corporate lending	17	27	23	21	16

Total recoveries	148	90	59	86	61

Net charge-offs	(1,069)	(638)	(893)	(605)	(781)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	2,860	1,247	154	35	234

Balance on December 31	4,399	2,611	2,001	2,642	3,313

Ratio of net charge-offs to average loans and advances to banks and customers	0.17%	0.10%	0.16%	0.12%	0.17%

(1)	Consists of release of unallocated provision for loan losses of EUR (592) million and reclassification from other assets for provision for interest on impaired loans of EUR 194 million.
Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2009, 2008, 2007, 2006 and 2005 under IFRS-IASB.

	Year ended December 31
IFRS-IASB	2009		2008		2007		2006		2005
	EUR	%(1)	EUR	%(1)	EUR	%(1)			EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities		4.72		2.54		2.56		3.46	1	3.23
Loans secured by mortgages	290	27.54	167	24.76	96	24.62	96	25.40	93	25.82
Loans to or guaranteed by credit institutions		1.61	68	2.42	11	2.85		1.42		1.06
Other private lending	254	0.83	120	1.12	181	1.21	357	1.36	230	2.31
Other corporate lending	917	7.70	474	19.24	377	17.91	280	18.93	594	18.69

Total domestic	1,461	42.4	829	50.08	665	49.15	733	50.57	918	51.11
Foreign:
Loans guaranteed by public authorities	3	3.85	2	1.57	1	1.56	2	2.00	2	4.07
Loans secured by mortgages	1,066	23.90	425	22.61	203	23.10	177	18.40	273	16.20
Loans to or guaranteed by credit institutions	47	6.78	17	4.02	3	5.56	6	6.75	13	5.51
Other private lending	436	2.52	533	3.18	374	3.10	408	3.45	408	3.53
Mortgage backed securities	15	2.99
Other corporate lending	1,371	17.56	805	18.54	755	17.53	1,316	18.83	1,699	19.58

Total foreign	2,938	57.60	1,782	49.92	1,336	50.85	1,909	49.43	2,395	48.89

Total	4,399	100.00	2,611	100.00	2,001	100.00	2,642	100.00	3,313	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS
The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) increased by 13.2% to EUR 591,814 million for 2009, compared to 2008. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 42% of the category ‘Debt securities’ (44% at the end of 2008). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2009		2008		2007
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand —non-interest bearing	6,006		9,797		4,278
—interest bearing	5,556	1.0	11,821	3.8	20,909	5.3
Time	32,941	1.8	49,147	3.7	58,601	3.1
Other	10,869	1.7	12,213	3.6	1,900	4.1

Total domestic offices	55,372		82,978		85,688
In foreign offices:
Demand —non-interest bearing	1,599		3,374		2,149
—interest bearing	5,553	1.4	12,175	3.9	7,295	5.8
Time	26,532	2.3	40,425	5.1	35,679	5.3
Other	26,455	4.3	31,121	4.8	31,975	4.7

Total foreign offices	60,139		87,095		77,098

Total deposits by banks	115,511		170,073		162,786

Customer accounts
In domestic offices:
Demand —non-interest bearing	12,005		15,041		16,702
—interest bearing	57,162	0.3	108,589	1.7	100,618	2.1
Savings	64,731	2.8	57,475	2.8	63,001	2.3
Time	31,867	1.9	34,856	4.1	35,767	3.9
Other	6,965	1.3	7,202	3.6	1,578	4.8

Total domestic offices	172,730		223,163		217,666
In foreign offices:
Demand —non-interest bearing	6,160		4,581		4,887
—interest bearing	50,956	1.2	52,089	2.8	41,519	3.5
Savings	243,080	2.5	229,149	3.9	228,030	3.8
Time	26,529	2.6	33,018	5.0	34,987	3.8
Other	2,618	5.9	2,486	4.9	4,672	3.6

Total foreign offices	329,343		321,323		314,095

Total customers accounts	502,073		544,486		531,761

Debt securities
In domestic offices:
Debentures	27,705	3.4	13,379	4.8	5,054	5.0
Certificates of deposit	10,406	1.2	8,887	4.6	3,441	4.7
Other	4,449	1.8	2,691	5.4	2,216	5.7

Total domestic offices	42,560		24,957		10,711
In foreign offices:
Debentures	8,343	3.5	8,552	6.0	8,609	5.8
Certificates of deposit	33,322	1.8	25,665	5.4	17,815	5.9
Other	19,263	1.6	18,611	3.5	32,008	5.3

Total foreign offices	60,928		52.828		58,432

Total debt securities	103,488		77,785		69,143

For the years ended December 31, 2009, 2008 and 2007, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 47,229 million, EUR 77,958 million and EUR 78,227 million, respectively.
On December 31, 2009, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates of
	deposit		Other time deposits
	(EUR	%	(EUR	%
	millions)		millions)
3 months or less	8,451	68.8	46,846	83.0
6 months or less but over 3 months	3,549	28.9	4,276	7.6
12 months or less but over 6 months	197	1.6	3,519	6.2
Over 12 months	82	0.7	1,825	3.2

Total	12,279	100	56,466	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2009.

(EUR millions)
Time certificates of deposit	36,404
Other time deposits	67,516

Total	103,920

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.
The following table sets forth certain information relating to the categories of our short-term borrowings.

	Year ended December 31
	2009	2008	2007
	(EUR millions,
IFRS-IASB	except % data)
Commercial paper:
Balance at the end of the year	18,225	18,444	14,393
Monthly average balance outstanding during the year	19,264	17,949	30,403
Maximum balance outstanding at any period end during the year	22,531	19,319	37,304
Weighted average interest rate during the year	1.07%	3.80%	5.80%
Weighted average interest rate on balance at the end of the year	1.13%	3.70%	6.02%

Securities sold under repurchase agreements:
Balance at the end of the year	67,193	110,202	127,111
Monthly average balance outstanding during the year	92,523	148,613	124,723
Maximum balance outstanding at any period end during the year	138,528	178,185	142,753
Weighted average interest rate during the year	1.30%	3.17%	4.66%
Weighted average interest rate on balance at the end of the year	1.80%	4.27%	4.57%

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F – 2
CONSOLIDATED BALANCE SHEET	F – 3
CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 4
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	F – 5
CONSOLIDATED STATEMENT OF CASH FLOWS	F – 6
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	F – 8
ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT	F – 10
ACCOUNTING POLICIES FOR THE CONSOLIDATED STATEMENT OF CASH FLOWS	F – 29
NOTES TO THE CONSOLIDATED BALANCE SHEET	F – 29
ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET	F – 65
NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 97
SEGMENT REPORTING	F – 111
NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS	F – 116
RISK MANAGEMENT	F – 117
CAPITAL MANAGEMENT	F – 175
SUPPLEMENTAL INFORMATION	F – 182
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F – 196
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS OF ING BANK BELGIUM N.V./S.A.	F – 197
GLOSSARY	F – 199
SCHEDULE I: SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F – 209
SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION	F – 210
SCHEDULE IV: REINSURANCE	F – 211
SCHEDULE VI: SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F – 212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
We have audited the accompanying consolidated balance sheets of ING Groep N.V. (‘ING Group’), as of December 31, 2009 and 2008, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the consolidated financial statements of ING Bank N.V., a wholly owned subsidiary, for the year ended December 31, 2007. In our position we did not audit net profit constituting 29% in 2007 of the related consolidated totals of ING Groep N.V. These data were reported on by other auditors whose report has been furnished to us, and our opinion insofar as it relates to data included for ING Bank N.V. is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the conversion of the financial statements of ING Bank N.V. to International Financial Reporting Standards as issued by the International Accounting Standards Board for the year ended December 31, 2007) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Groep N.V. as of December 31, 2009 and 2008, and the consolidated results of its operations, and it cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ING Groep N.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 15, 2010
Ernst & Young Accountants LLP

CONSOLIDATED BALANCE SHEET OF ING GROUP AS AT DECEMBER 31,
Before profit appropriation

	Amounts in millions of euros
	2009	2008
ASSETS
Cash and balances with central banks 1)	15,390	22,045
Amounts due from banks 2)	43,397	48,447
Financial assets at fair value through profit and loss 3)
- trading assets	111,444	160,378
- investments for risk of policyholders	104,597	95,366
- non-trading derivatives	11,632	16,484
- designated as at fair value through profit and loss	5,517	8,277
Investments: 4)
- available-for-sale	197,703	242,852
- held-to-maturity	14,409	15,440
Loans and advances to customers 5)	575,275	616,776
Reinsurance contracts 17)	5,480	5,797
Investments in associates 6)	3,699	4,355
Real estate investments 7)	3,638	4,300
Property and equipment 8)	6,119	6,396
Intangible assets 9)	6,021	6,915
Deferred acquisition costs 10)	11,398	11,843
Assets held for sale 11)	5,024	15,312
Other assets 12)	39,229	47,665

Total assets	1,159,972	1,328,648

EQUITY
Shareholders’ equity (parent) 13)	31,121	15,080
Non-voting equity securities 13)	5,000	10,000

	36,121	25,080
Minority interests	915	1,594

Total equity	37,036	26,674

LIABILITIES
Subordinated loans 14)	10,099	10,281
Debt securities in issue 15)	119,981	96,488
Other borrowed funds 16)	23,151	31,198
Insurance and investment contracts 17)	240,858	240,790
Amounts due to banks 18)	84,235	152,265
Customer deposits and other funds on deposit 19)	469,508	522,783
Financial liabilities at fair value through profit and loss 20)
- trading liabilities	98,245	152,616
- non-trading derivatives	20,070	21,773
- designated as at fair value through profit and loss	11,474	14,009
Liabilities held for sale 11)	4,890	15,020
Other liabilities 21)	40,425	44,751

Total liabilities	1,122,936	1,301,974

Total equity and liabilities	1,159,972	1,328,648

References relate to the notes starting on page 29. These form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
For the years ended December 31,

				Amounts in millions of euros
	2009	2009	2008	2008	2007	2007
Interest income banking operations	79,850		97,011		76,749
Interest expense banking operations	(67,475)		(85,969)		(67,773)

Interest result banking operations 35)		12,375		11,042		8,976
Gross premium income 36)		30,492		43,812		46,818
Investment income 37)		3,342		4,664		13,352
Net result on disposals of group companies 38)		264		17		430
Gross commission income	6,790		7,504		7,693
Commission expense	(2,177)		(2,539)		(2,866)

Commission income 39)		4,613		4,965		4,827
Valuation results on non-trading derivatives 40)		(5,332)		(1,409)		(50)
Net trading income 41)		1,125		(749)		1,119
Share of profit from associates 6)		(461)		(404)		740
Other income 42)		691		644		885

Total income		47,109		62,582		77,097

Gross underwriting expenditure 43)	50,440		18,831		51,818
Investment result for risk of policyholders	(17,742)		32,408		(1,079)
Reinsurance recoveries	(1,714)		(1,754)		(1,906)

Underwriting expenditure 43)		30,984		49,485		48,833
Addition to loan loss provisions 5)		2,973		1,280		125
Intangible amortization and other impairments 44)		568		464		15
Staff expenses 45)		7,338		8,764		8,261
Other interest expenses 46)		716		978		1,102
Other operating expenses 47)		6,711		6,807		7,207

Total expenses		49,290		67,778		65,543

Result before tax		(2,181)		(5,196)		11,554

Taxation 48)		(640)		(1,667)		1,665

Net result (before minority interests)		(1,541)		(3,529)		9,889

Attributable to:
Equityholders of the parent		(1,423)		(3,492)		9,622
Minority interests		(118)		(37)		267

		(1,541)		(3,529)		9,889

		Amounts in euros
	2008	2007	2006
Net result per ordinary share 49)	(0.68)	(1.71)	4.49
Basic earnings per ordinary share 49)	(0.76)	(1.31)	3.45
Diluted earnings per ordinary share 49)	(0.75)	(1.31)	3.43
Dividend per ordinary share 50)	0.00	0.74	1.48
References relate to the notes starting on page 97. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2009	2008	2007
Net result	(1,541)	(3,529)	9,889

Unrealized revaluations after taxation	11,867	(18,485)	(1,244)
Realized gains/losses transferred to profit and loss	1,554	2,476	(3,186)
Changes in cash flow hedge reserve	(805)	746	(925)
Transfer to insurance liabilities/DAC	(2,079)	2,193	1,137
Exchange rate differences	59	(1,086)	(1,358)
Other revaluations	(9)	(23)	31

Total amount recognized directly in equity (other comprehensive income)	10,587	(14,179)	(5,545)

Total comprehensive income	9,046	(17,708)	4,344

Comprehensive income attributable to:
Equity-holders of the parent	9,177	(17,466)	4,127
Minority interests	(131)	(242)	217

	9,046	(17,708)	4,344

The Unrealized revaluations after taxation comprises EUR 15 million (2008: EUR 218 million; 2007: EUR (183) million) related to the share of other comprehensive income of associates.
The Exchange rate differences comprises EUR 131 million (2008: EUR (214) million; 2007: EUR (112) million) related to the share of other comprehensive income of associates.
Reference is made to Note 21 ‘Other liabilities’ for the disclosure on the income tax effects on each component of the comprehensive income except for the component Net result which is disclosed in the Consolidated profit and loss account.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
	2009	2008	2007
Result before tax	(2,181)	(5,196)	11,554
Adjusted for:
- depreciation	1,701	1,492	1,382
- deferred acquisition costs and value of business acquired	(1,131)	(444)	(1,338)
- increase in provisions for insurance and investment contracts	3,829	16,363	26,494
- addition to loan loss provisions	2,973	1,280	125
- other	6,015	6,955	(3,897)
Taxation paid	(412)	(49)	(1,347)
Changes in:
- amounts due from banks, not available on demand	8,611	7,162	(8,690)
- trading assets	47,963	32,386	2,997
- non-trading derivatives	864	(2,020)	261
- other financial assets at fair value through profit and loss	2,196	3,174	(4,878)
- loans and advances to customers	12,208	(72,506)	(76,012)
- other assets	6,948	(11,847)	(6,534)
- amounts due to banks, not payable on demand	(67,410)	13,210	15,414
- customer deposits and other funds on deposit	21,073	6,831	28,640
- trading liabilities	(54,366)	3,501	20,916
- other financial liabilities at fair value through profit and loss	(5,798)	13,016	44
- other liabilities	(10,483)	(485)	6,577

Net cash flow from operating activities	(27,400)	12,823	11,708

Investments and advances:
- group companies	(5)	(1,725)	(3,215)
- associates	(181)	(1,034)	(1,221)
- available-for-sale investments	(165,771)	(228,291)	(284,006)
- held-to-maturity investments		(314)
- real estate investments	(130)	(905)	(876)
- property and equipment	(640)	(708)	(575)
- assets subject to operating leases	(1,034)	(1,401)	(1,393)
- investments for risk of policyholders	(65,362)	(64,735)	(54,438)
- other investments	(338)	(881)	(316)
Disposals and redemptions:
- group companies	2,643	1,590	1,012
- associates	294	972	1,049
- available-for-sale investments	167,075	225,539	281,198
- held-to-maturity investments	1,675	1,640	822
- real estate investments	656	415	309
- property and equipment	82	137	151
- assets subject to operating leases	93	428	417
- investments for risk of policyholders	64,158	59,251	47,136
- other investments	24	19	13

Net cash flow from investing activities 53)	3,239	(10,003)	(13,933)

Proceeds from issuance of subordinated loans		2,721	1,764
Proceeds from borrowed funds and debt securities	437,772	391,915	455,629
Repayments of borrowed funds and debt securities	(425,182)	(354,015)	(464,982)
Issuance of ordinary shares	7,276	448	397
Issuance of non-voting equity securities		10,000
Repayment of non-voting equity securities	(5,000)
Payments to acquire treasury shares	(101)	(2,388)	(3,446)
Sales of treasury shares	118	252	846
Dividends paid (1)	(1,030)	(3,207)	(3,039)

Net cash flow from financing activities	13,853	45,726	(12,831)

Net cash flow 54)	(10,308)	48,546	(15,056)
Cash and cash equivalents at beginning of year	31,271	(16,811)	(1,795)
Effect of exchange rate changes on cash and cash equivalents	(4)	(464)	40

Cash and cash equivalents at end of year 55)	20,959	31,271	(16,811)

(1)	2007 and 2008 include dividends paid on ordinary shares. 2009 includes payments on non-voting equity securities (payment of the 2008 coupon of EUR 425 million, the repayment premium of EUR 346 million and the coupon in the repayment of EUR 259 million).

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31,
As at December 31, 2009 Cash and cash equivalents includes cash and balances with central banks of EUR 15,390 million (2008: EUR 22,045 million; 2007: EUR 12,406 million). Reference is made to Note 55 ‘Cash and Cash equivalents’.
References relate to the notes starting on page 116. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
					Non-
				Total	voting
	Share	Share		shareholders’	equity	Minority	Total
	capital	premium	Reserves	equity (parent)	securities	interests	equity
Balance as at January 1, 2007	530	8,348	29,517	38,395		2,949	41,344
Unrealized revaluations after taxation			(1,135)	(1,135)		(109)	(1,244)
Realized gains/losses transferred to profit and loss			(3,186)	(3,186)			(3,186)
Changes in cash flow hedge reserve			(925)	(925)			(925)
Transfer to insurance liabilities/DAC			1,132	1,132		5	1,137
Exchange rate differences (1)			(1,381)	(1,381)		23	(1,358)
Other revaluations						31	31

Total amount recognized directly in equity			(5,495)	(5,495)		(50)	(5,545)

Net result			9,622	9,622		267	9,889

			4,127	4,127		217	4,344

Employee stock option and share plans			104	104			104
Changes in the composition of the group						(745)	(745)
Dividends (2)			(2,999)	(2,999)		(40)	(3,039)
Purchase/sale of treasury shares			(2,304)	(2,304)			(2,304)
Exercise of warrants and options	4	391		395			395
Change in minority interest shareholdings						(58)	(58)

Balance as at December 31, 2007	534	8,739	28,445	37,718		2,323	40,041

Unrealized revaluations after taxation			(18,437)	(18,437)		(48)	(18,485)
Realized gains/losses transferred to profit and loss			2,476	2,476			2,476
Changes in cash flow hedge reserve			746	746			746
Transfer to insurance liabilities/DAC			2,193	2,193			2,193
Exchange rate differences			(952)	(952)		(134)	(1,086)
Other revaluations						(23)	(23)

Total amount recognized directly in equity			(13,974)	(13,974)		(205)	(14,179)

Net result			(3,493)	(3,493)		(37)	(3,530)

			(17,467)	(17,467)		(242)	(17,709)

Issuance costs incurred			(20)	(20)			(20)
Employee stock option and share plans			31	31			31
Issue of non-voting equity securities					10,000		10,000
Changes in the composition of the group						(455)	(455)
Dividends (3)			(3,600)	(3,600)		(32)	(3,632)
Purchase/sale of treasury shares	(44)		(1,986)	(2,030)			(2,030)
Exercise of warrants and options	5	443		448			448

Balance as at December 31, 2008	495	9,182	5,403	15,080	10,000	1,594	26,674

Unrealized revaluations after taxation			11,874	11,874		(7)	11,867
Realized gains/losses transferred to profit and loss			1,554	1,554			1,554
Changes in cash flow hedge reserve			(805)	(805)			(805)
Transfer to insurance liabilities/DAC			(2,079)	(2,079)			(2,079)
Exchange rate differences			56	56		3	59
Other revaluations						(9)	(9)

Total amount recognized directly in equity			10,600	10,600		(13)	10,587

Net result			(1,423)	(1,423)		(118)	(1,541)

			9,177	9,177		(131)	9,046

Issuance costs incurred		(222)		(222)			(222)
Employee stock option and share plans			64	64			64

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31,

	Amounts in millions of euros
				Total	Non-
				sharehol-	voting
	Share	Share		ders’	equity	Minority	Total
	capital	premium	Reserves	equity (parent)	securities	interests	equity
Repayment of non-voting equity securities					(5,000)		(5,000)
Changes in the composition of the group						(546)	(546)
Dividend and repayment premium (4)			(605)	(605)		(2)	(607)
Proceeds from rights issue	424	7,074		7,498			7,498
Purchase/sale of treasury shares			129	129			129

Balance as at December 31, 2009	919	16,034	14,168	31,121	5,000	915	37,036

(1)	In 2007 Exchange rate differences include Exchange rate differences for the year of EUR (1,153) million and Realized gains/losses transferred to profit and loss of EUR (228) million. Reference is made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’.

(2)	2006 final dividend of EUR 0.73 per ordinary share and 2007 interim dividend of EUR 0.66 per ordinary share.

(3)	2007 final dividend of EUR 0.82 per ordinary share, 2008 interim dividend of EUR 0.74 per ordinary share and final dividend of EUR 0.425 per non-voting equity security.

(4)	The 2009 amount of EUR 605 million includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.
In 2009, deferred taxes for the year with regard to unrealized revaluations amounted to EUR (3,520) million (2008: EUR 5,381 million; 2007: EUR 1,451 million). For details on deferred tax see Note 21 ‘Other liabilities’.
Reserves include Revaluation reserve of EUR 2,466 million (2008: EUR (8,502) million; 2007: EUR 4,937 million), Currency translation reserve of EUR (2,008) million (2008: EUR (1,918) million; 2007: EUR (1,354) million) and Other reserves of EUR 13,710 million (2008: EUR 15,823 million; 2007: EUR 24,862 million). Changes in individual components are presented in Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.1.1.	ACCOUNTING POLICIES FOR THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT OF ING GROUP
AUTHORIZATION OF ANNUAL ACCOUNTS
The consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended December 31, 2009 were authorized for issue in accordance with a resolution of the Executive Board on March 15, 2010. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in Item 4 ‘Information on the Company’
BASIS OF PRESENTATION
ING Group prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) for purposes of reporting with the U.S. Securities and Exchange Commission (“SEC”), including financial information contained in this Annual Report on Form 20-F. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under ‘Principles of valuation and determination of results’ in the consolidated financial statements. In this document the term “IFRS-IASB” is used to refer to IFRS-IASB as applied by ING Group.
The following new or revized standards, interpretations and amendments to standards and interpretations became effective in 2009:
•	Amendment to IFRS 2 ‘Share-based Payments — Vesting Conditions and Cancellations’
•	IFRS 8 ‘Operating Segments’;
•	IAS 1 ‘Presentation of Financial Statements’;
•	IAS 23 ‘Borrowing Costs’;
•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation’;
•	Amendments to IFRS 1 ‘First-time Adoption of IFRS’ and IAS 27 ‘Consolidated and Separate Financial Statements — Determining the cost of an Investment in the Separate Financial Statements’;
•	IFRIC 13 ‘Customer Loyalty Programmes’;
•	IFRIC 15 ‘Agreements for the Construction of Real Estate’;
•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’;
•	2008 Annual Improvements to IFRS;
•	Amendment to IFRS 7 ‘Improving Disclosures about Financial Instruments’;
•	Amendments to IFRIC 9 and IAS 39 — ‘Embedded Derivatives’.
None of these recently issued or amended standards and interpretations has had a material effect on equity or result for the year. The implementation of the Amendment to IFRS 7 ‘Improving Disclosures about Financial Instruments’ had a significant impact on the disclosure of ‘Methods applied in determining fair values of financial assets and liabilities’ (the three-level fair value hierarchy). Further information is provided in Note 34 ‘Fair value of financial assets and liabilities’.
The following new or revized standards and interpretations were issued by the IASB, which become effective for ING Group as of 2010 (unless otherwise indicated):
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’;
•	IFRS 3 ‘Business Combinations’ (revized) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended);

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement — Eligible Hedged Items’;
•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’;
•	IFRIC 18 ‘Transfers of Assets from Customers’;
•	2009 Annual improvements to IFRS;
•	Amendment to IFRS 2 ‘Group Cash-settled Share-based Payment Transactions’;
•	Amendments to IFRS 1 ‘Additional Exemptions for First-time Adopters’;
•	Classification of Rights Issues (Amendment to IAS 32), effective as of 2011;
•	Amendment to IAS 24 ‘Related Party Disclosures’, effective as of 2011;
•	Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’, effective as of 2011;
•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’, effective as of 2011.
•	Amendment to IFRS 1 ‘Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters’, effective as of 2011.
ING Group does not expect the adoption of these new or revized standards and interpretations to have a significant effect on the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Furthermore, in 2009 IFRS 9 ‘Financial Instruments’ was issued, which is effective as of 2013. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.
The presentation of, and certain terms used in, the consolidated balance sheet, the consolidated profit and loss account, consolidated statement of cash flows, consolidated statement of changes in equity and certain notes has been changed to provide additional and more relevant information.
The published 2009 Annual Accounts of ING Group are prepared in accordance with IFRS-EU.IFRS-EU refers to International Financial Reporting Standards (“IFRS”)as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revized estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revized amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revized estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in this Annual Report on Form 20-F.
Other than for SEC reporting, ING Group intends to continue to prepare its Annual Accounts under IFRS-EU.
A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (“US GAAP”).
Reconciliation shareholders’ equity and net result under IFRS-IASB and IFRS-EU:

	Shareholders’ equity			Net result
	2009	2008	2007	2009	2008	2007

In accordance with IFRS-IASB	36,121	25,080	37,718	(1,423)	(3,492)	9,622
Adjustment of the EU ‘IAS 39’ carve-out	3,671	3,015	(694)	656	3,709	(511)
Tax effect of the adjustment	(929)	(761)	184	(168)	(946)	130

Effect of adjustment after tax	2,742	2,254	(510)	488	2,763	(381)

In accordance with IFRS-EU	38,863	27,334	37,208	(935)	(729)	9,241

CRITICAL ACCOUNTING POLICIES
ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions and deferred acquisition costs, the loan loss provision, the determination of the fair values of real estate and financial assets and liabilities, impairments and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgements based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgements as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Insurance provision, Deferred Acquisition costs (DAC) and Value of business acquired (VOBA)
The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Specifically, significant assumptions related to these items that could have a material impact on financial results include interest rates, mortality, morbidity, property and casualty claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expenditure. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
In addition, the adequacy of insurance provisions, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour, mortality and morbidity trends and other factors. The use of different assumptions in this test could lead to a different outcome.
Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behaviour, and mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expenditure.
The process of defining methodologies and assumptions for insurance provisions, DAC and VOBA is governed by ING Insurance risk management as described in the ‘Risk management’ section.
Reference is made to the ‘Risk management’ section for a sensitivity analysis of net result and shareholders’ equity to insurance, interest rate, equity, foreign currency and real estate risks. These sensitivities are based on changes in assumptions that management considers reasonably likely at the balance sheet date.
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
Fair value of real estate
Real estate investments are reported at fair value; all changes in fair value are recognized directly in the profit and loss account. The fair value of real estate investments is based on regular appraisals by independent qualified valuers. The fair values represent the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and willing seller in an at-arm’s-length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion. The valuations are based on the assumption that the properties are let and sold to third

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
parties based on the actual letting status. The valuations are based on a discounted cash flow analysis of each property. The discounted cash flow analyses are based on calculations of the future rental income in accordance with the terms in existing leases and estimations of the rental values when leases expire.
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
Fair values of financial assets and liabilities
Fair values of financial assets and liabilities are determined using quoted market prices where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices may be obtained from independent market vendors, brokers or market makers. In general, positions are valued taking the bid price for a long position and the offer price for a short position. In some cases where positions are marked at mid-market prices, a fair value adjustment is calculated.
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
Reference is made to Note 34 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments and related sensitivities.
Impairments
Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a material impact on ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.
All debt and equity securities (other than those carried at fair value through profit and loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25% and 6 months are used as triggers.

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
Impairment reviews with respect to goodwill and intangible assets are performed at least annually and more frequently if events indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the book value (including goodwill) to the best estimate of the fair value less cost to sell of the reporting unit to which the goodwill has been allocated. A reporting unit is the lowest level at which goodwill is monitored. Intangible assets are tested for impairment by comparing its book value with the best estimate of its recoverable amount.
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
The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognized in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. If such is the case the excess is then amortized over the employees’ expected average remaining working lives. Reference is made to Note 21 ‘Other liabilities’ for the weighted averages of basic actuarial assumptions in connection with pension and other post-employment benefits.
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
A list of principal subsidiaries is included in Note 29 ‘Principal subsidiaries’.
The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. For interests in investment vehicles the existence of control is determined taking into account both ING Group’s financial interests for own risk and its role as investment manager.

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
ING Group’s interests in jointly controlled entities are accounted for using proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities, and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognises the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. ING Group does not recognise its share of profits or losses from the joint venture that results from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognized immediately.
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
Segment reporting
An operating segment is a distinguishable component of the Group engaged in providing products or services that is subject to risks and returns that are different from those of other operating segments. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.
Analysis of insurance business
Where amounts in respect of insurance business are analysed into ‘life’ and ‘non-life’, health and disability insurance business which is similar in nature to life insurance business is included in ‘life’.
Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is the ING Group’s functional and presentation currency.
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
Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 41 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of Available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognized in Investment income. As mentioned in Group companies below any exchange rate differences deferred in equity are recognized in the profit and loss account in Net result on disposals of group companies. Reference is also made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’, which discloses the amounts included in the profit and loss account.
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
Reference is made to Note 34 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments.
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
Derecognition of financial assets
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.

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
Dividend income from equity instruments classified as at fair value through profit and loss is generally recognized in Investment income in the profit and loss account when dividend has been declared. Investment result from investments for risk of policyholders is recognized in investment result for risk of policyholders. For derivatives reference is made to the ‘Derivatives and hedge accounting’ section. For all other financial assets classified as at fair value through profit and loss changes in fair value are recognized in Net trading income.
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
•	Lending risk arises when ING Group grants a loan to a customer, or issues guarantees on behalf of a customer and mainly relates to the balance sheet classification Loans and advances to customers and off balance sheet items e.g. obligations under financial guarantees and letters of credit;
•	Investment risk comprises the credit default and migration risk that is associated with ING Group’s investment portfolio and mainly relates to the balance sheet classification Investments (available-for-sale and held-to-maturity);
•	Money market risk arises when ING Group places short term deposits with a counterparty in order to manage excess liquidity and among others relates to the balance sheet classifications Amounts due from banks and Loans and advances to customers;
•	Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk classification mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and to securities financing;
•	Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING Group has paid or delivered its side of the trade. Settlement risk mainly relates to the risk arising on disposal of financial instruments that are classified in the balance sheet as Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).
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
At the inception of the transaction ING Group documents the relationship between hedging instruments and hedged items, its risk management objective, together with the methods selected to assess hedge effectiveness. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

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
Non-trading derivatives that do not qualify for hedge accounting
Derivative instruments that are used by the Group as part of its risk management strategies, but which do not qualify for hedge accounting under ING Group’s accounting policies, are presented as non-trading derivatives. Non-trading derivatives are measured at fair value with changes in the fair value taken to the profit and loss account.
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
Impairment of loans and advances to customers (loan loss provisions)
ING Group assesses periodically and at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, but before the balance sheet date, (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The following circumstances, among others, are considered objective evidence that a financial asset or group of assets is impaired:
•	The borrower has sought or has been placed in bankruptcy or similar protection and this leads to the avoidance of or delays in repayment of the financial asset;
•	The borrower has failed in the repayment of principal, interest or fees and the payment failure has remained unsolved for a certain period;
•	The borrower has demonstrated significant financial difficulty, to the extent that it will have a negative impact on the expected future cash flows of the financial asset;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	The credit obligation has been restructured for non-commercial reasons. ING Group has granted concessions, for economic or legal reasons relating to the borrower’s financial difficulty, the effect of which is a reduction in the expected future cash flows of the financial asset; and

•	Historical experience, updated for current events where necessary, provides evidence that a proportion of a group of assets is impaired although the related events that represent impairment triggers are not yet captured by the Group’s credit risk systems.
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
Property and equipments
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
Property obtained from foreclosures
Property obtained from foreclosures is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Property obtained from foreclosures is included in Other assets — Property held for sale.
Property under development
Property developed and under development for which ING Group has the intention to sell the property after its completion is included in Other assets — Property held for sale.
Property under development for which ING Group has the intention to sell the property under development after its completion and where there is not yet a specifically negotiated contract is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and ING Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognized using the completed contract method (on sale date of the property). Impairment is recognized if the estimated selling price in the ordinary course of business, less applicable variable selling expenses is lower than bookvalue.
Property under development for which ING Group has the intention to sell the property under development after its completion and where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition). The stage of completion is measured by reference to costs incurred to date as percentage of total estimated costs for each contract.
Property under development is stated at fair value (with changes in fair value recognized in profit and loss) if ING Group has the intention to recognize the property under development after completion as real estate investments.
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
Assets under operating leases
Assets leased out under operating leases in which ING Group is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to the section ‘Leases’.
Disposals
The difference between the proceeds on disposal and net book value is recognized in the profit and loss account.
Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs are determined at the weighted average cost of capital of the project.
Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at inception date.
The Group as the lessee
The leases entered into by ING Group are primarily operating leases. The total payments made under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.

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
ING Group’s acquisitions are accounted for under the purchase method of accounting, whereby the cost of the acquisitions is allocated to the fair value of the assets, liabilities and contingent liabilities acquired. The initial accounting for the fair value of the net assets of the companies acquired during the year may be determined only provisionally as the determination of the fair value could be complex and the time between the acquisition and the preparation of the Annual Accounts could be limited. The initial accounting shall be completed within a year of acquisition. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalized as an intangible asset. The results of the operations of the acquired companies are included in the profit and loss account from the date control is obtained.
Goodwill is only capitalized on acquisitions after the implementation date of IFRS-IASB (January 1, 2004). Accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on these acquisitions were charged directly to shareholders’ equity. Goodwill is allocated to reporting units for the purpose of impairment testing. These reporting units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the reporting units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.
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
For other types of flexible life insurance contracts DAC is amortized over the lives of the policies in relation to the emergence of estimated gross profits. Amortization is adjusted when estimates of current or future gross profits, to be realized from a group of products, are revized. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING Group assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher balance of DAC due to the catch-up of amortization in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recognized in the profit and loss account of the period in which the unlocking occurs.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Financial liabilities at fair value through profit and loss
Financial liabilities at fair value through profit and loss comprise the following sub-categories: trading liabilities, non-trading derivatives and other financial liabilities designated at fair value through profit and loss by management. Trading liabilities include equity securities, debt securities, funds on deposit and derivatives. Designation by management will take place only if it eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. ING Group has designated an insignificant part of the issued debt, related to market-making activities, at fair value through profit and loss. This issued debt consists mainly of own bonds. The designation as fair value through profit and loss eliminates the inconsistency in the timing of the recognition of gains and losses. All other financial liabilities are measured at amortized cost.
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
Insurance policies which bear significant insurance risk and/or contain discretionary participation features are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required for life and non-life insurance claims, including expenses relating to such claims. For some insurance contracts the measurement reflects current market assumptions.
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
In 2009 the methodology for determining the liability for insurance contracts in Japan was revized. The liability for certain guarantees is now measured at the fair value. The impact of this change in accounting policy (at January 1, 2009 and on prior comperatives) was not material to shareholders’ equity and the net result of ING Group.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Claims provision
The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported (IBNR) and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques. In addition, IBNR reserves are set to recognize the estimated cost of losses that have occurred but which have not yet been notified to the Group.
Deferred profit sharing
For insurance contracts with discretionary participation features a deferred profit sharing amount is recognized for the full amount of the unrealized revaluation on allocated investments. Upon realization, the profit sharing on unrealized revaluation is reversed and a deferred profit sharing amount is recognized for the share of realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing amount is reduced by the actual allocation of profit sharing to individual policyholders.
Provisions for life insurance for risk of policyholders
The Provisions for life insurance for risk of policyholder are calculated on the same basis as the Provision for life insurance. For insurance contracts for risk of policyholders the provisions are generally shown at the balance sheet value of the associated investments.
Reinsurance contracts
Reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in the same way as the original contracts for which the reinsurance was concluded. If the reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible.
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
The expected value of the assets is calculated using the expected rate of return on plan assets. Differences between the expected return and the actual return on these plan assets and actuarial changes in the deferred benefit obligation are not recognized in the profit and loss account, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is charged or credited to the profit and loss account over employees’ remaining working lives. The corridor was reset to nil at the date of transition to IFRS-IASB.
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
All interest income and expenses from trading positions and non-trading derivatives are classified as interest income and interest expenses in the profit and loss account. Changes in the ‘clean fair value’ are included in Net trading income and Valuation results on non-trading derivatives.
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
Lease income
The proceeds from leasing out assets under operating leases are recognized on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING Group is the lessor are divided into an interest component (recognized as interest income) and a repayment component.
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
Government grants
Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, the grant is recognized over the period necessary to match the grant on a systematic basis to the expense that it is intended to compensate. In such case, the grant is deducted from the related expense in the profit and loss account.
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
Due to the rights issue in 2009, the 2008 and 2007 earnings per share figures have been restated. Reference is made to Note 49 ‘Earnings per ordinary share’ for a further explanation on the nature and the effect of this restatement.
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
2.1.3.	NOTES TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
ASSETS
1 Cash and balances with central banks

	2009	2008
Amounts held at central banks	10,989	16,432
Cash and bank balances	3,965	5,052
Short term deposits insurance operations	436	561

	15,390	22,045

2 Amounts due from banks

	Netherlands		International		Total
	2009	2008	2009	2008	2009	2008
Loans and advances to banks	9,101	15,234	30,641	25,556	39,742	40,790
Cash advances, overdrafts and other balances	2,550	4,800	1,151	2,942	3,701	7,742

	11,651	20,034	31,792	28,498	43,443	48,532

Loan loss provision			(46)	(85)	(46)	(85)

	11,651	20,034	31,746	28,413	43,397	48,447

As at December 31, 2009, Amounts due from banks included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 2,458 million (2008: EUR 3,005 million) and receivables related to finance lease contracts amounting to EUR 64 million (2008: EUR 100 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
As at December 31, 2009, the non-subordinated receivables amounted to EUR 43,396 million (2008: EUR 48,443 million) and the subordinated receivables amounted to EUR 1 million (2008: EUR 4 million).
No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.
3 Financial assets at fair value through profit and loss

	2009	2008
Trading assets	111,444	160,378
Investments for risk of policyholders	104,597	95,366
Non-trading derivatives	11,632	16,484
Designated as at fair value through profit and loss	5,517	8,277

	233,190	280,505

Trading assets by type:

	2009	2008
Equity securities	2,732	2,352
Debt securities	25,287	26,652
Derivatives	41,450	71,925
Loans and receivables	41,975	59,449

	111,444	160,378

As at December 31, 2009, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 175 million (2008: EUR 1 million) and nil (2008: nil), respectively. As at December 31, 2009, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 325 million (2008: EUR 28 million) and EUR 353 million (2008: EUR 1,904 million), respectively.
As at December 31, 2009, Trading assets included receivables of EUR 40,940 million (2008: EUR 57,968 million) with regard to reverse repurchase transactions.
Investments for risk of policyholders by type:

	2009	2008
Equity securities	93,268	83,208
Debt securities	8,215	7,729
Loans and receivables	3,114	4,429

	104,597	95,366

The change in the fair value of the loans and receivables included in Investments for risk of policyholders attributable to changes in the credit risk of the financial assets during 2009 was nil (2008: nil) and nil (2008: nil) on a cumulative basis.
The fair value of credit derivatives included in investments for risk of policyholders and held to mitigate exposure to credit risk was nil (2008: EUR (12) million), and the change in their fair value in the period was nil (2008: EUR (5) million).
The cost of investments for risk of policyholders as at December 31, 2009 was EUR 106,904 million (2008: EUR 115,929 million).
Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.
Non-trading derivatives by type:

	2009	2008
Derivatives used in:
- fair value hedges	2,727	3,862
- cash flow hedges	5,521	5,771
- hedges of net investments in foreign operations	38	670
Other non-trading derivatives	3,346	6,181

	11,632	16,484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The fair value of credit derivatives included in non-trading derivatives and held to mitigate exposure to credit risk was EUR 60 million (2008: nil), and the change in their fair value in the period was EUR (121) million (2008: nil).
Other non-trading derivatives include mainly interest rate swaps for which no hedge accounting is applied.
Designated as at fair value through profit and loss by type:

	2009	2008
Equity securities	392	313
Debt securities	3,478	5,445
Loans and receivables	524	637
Other	1,123	1,882

	5,517	8,277

The change in the fair value of the loans and receivables designated as at fair value through profit and loss attributable to changes in the credit risk of the financial assets during 2009 was nil (2008: nil),and nil (2008: nil) on a cumulative basis.
Other includes investments in private equity funds, hedge funds, other non-traditional investment vehicles and limited partnerships.
4 Investments
Investments by type:

	2009	2008
Available-for-sale
- equity securities	8,853	8,822
- debt securities	188,850	234,030

	197,703	242,852

Held-to-maturity
- debt securities	14,409	15,440

	14,409	15,440

	212,112	258,292

The fair value of the securities classified as held to maturity amounts to EUR 14,809 million as at December 31, 2009 (2008: EUR 15,566 million).
Changes in investments — available-for-sale and held-to-maturity:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity			Total
	2009	2008	2009	2008	2009	2008	2009	2008
Opening balance	8,822	19,947	234,030	255,950	15,440	16,753	258,292	292,650
Additions	1,590	4,503	161,312	225,703		315	162,902	230,521
Amortization			84	(48)	(30)	(33)	54	(81)
Transfers and reclassifications	19	154	(29,651)	(1,594)	689		(28,943)	(1,440)
Changes in the composition of the group and other	(1,354)	(748)	(4,223)	(11,670)			(5,577)	(12,418)
Changes in unrealized revaluations	3,151	(4,621)	14,994	(14,877)			18,145	(19,498)
Impairments and reversals	(409)	(1,916)	(2,075)	(2,904)			(2,484)	(4,820)
Disposals and redemptions	(3,052)	(8,320)	(186,968)	(217,239)	(1,675)	(1,640)	(191,695)	(227,199)
Exchange rate differences	86	(177)	1,347	709	(15)	45	1,418	577

Closing balance	8,853	8,822	188,850	234,030	14,409	15,440	212,112	258,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Included in transfers and reclassifications of available-for-sale and held-to-maturity investments:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity			Total
	2009	2008	2009	2008	2009	2008	2009	2008
To/from held-to-maturity			(689)				(689)
To/from available-for-sale					689		689
To/from loans and advances to customers / amounts due from banks	10		(28,962)	(1,594)			(28,952)	(1,594)
To/from Investment in associates	9	154					9	154

	19	154	(29,651)	(1,594)	689		(28,943)	(1,440)

Reclassifications to investments held to maturity
In 2009 ING Group reclassified EUR 0.7 billion of available-for-sale investments to held-to-maturity. The reclassification resulted from reduction in market liquidity for these assets; ING Group has the intent and ability to hold these assets until maturity.
Reclassifications to Loans and advances to customers and Amounts due from banks
Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS as of the third quarter of 2008. At the beginning of the first and second quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. In 2009 EUR 23,355 million (2008: EUR 1,594 million) was reclassified to Loans and advances to customers and EUR 5,608 million was reclassified to Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had an intent to hold for the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Reclassifications to Loans and advances to customers and Amounts due from banks:

	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594

Effective interest rate (weighted average)	1.4% - 24.8%	2.1% - 11.7%	4.1% - 21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealized fair value losses in shareholders’ equity (before tax)	(896)	(1,224)	(69)
Recognized fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	(79)
Recognized impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil	nil

2009
Carrying value as at December 31	6,147	20,551	1,189
Fair value as at December 31	6,472	20,175	1,184
Unrealized fair value losses in shareholders’ equity (before tax) as at December 31	(734)	(902)	(67)
Effect on shareholders’ equity (before tax) if reclassification had not been made	325	(376)	(5)
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification till 31 December (mainly interest income)	54	629	47
Recognized impairments (before tax)	nil	nil	nil
Recognized provision for credit losses (before tax)	nil	nil	nil

2008
Carrying value as at December 31			1,592
Fair value as at December 31			1,565
Unrealized fair value losses recognized in shareholders’ equity (before tax) during the year	(971)	(192)	(79)
Effect on shareholders’ equity (before tax) if reclassification had not been made	n/a	n/a	(28)
Effect on result (before tax) if reclassification had not been made	n/a	n/a	nil
Effect on result (before tax) after the reclassification till December 31 (mainly interest income)	n/a	n/a	9
Recognized impairments (before tax)	nil	nil	nil
Recognized provision for credit losses (before tax)	n/a	n/a	nil

2007
Unrealized fair value losses recognized in shareholders’ equity (before tax) during the year			(20)
Recognized impairments (before tax)			nil
Derecognition of Available-for-sale debt securities — Transaction with the Dutch State
ING Group and the Dutch government (‘State’) reached an agreement on an Illiquid Assets Back-Up Facility (‘IABF’) on January 26, 2009; the transaction closed on March 31, 2009. Under the IABF, ING has transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. This portfolio was included in Available-for-sale debt securities. Reference is made to Note 33 ‘Related parties’ for more details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Available-for-sale equity securities by banking and insurance operations:

		Listed		Unlisted		Total
	2009	2008	2009	2008	2009	2008
Banking operations	3,209	1,418	473	445	3,682	1,863
Insurance operations	3,257	5,083	1,914	1,876	5,171	6,959

	6,466	6,501	2,387	2,321	8,853	8,822

Debt securities by banking and insurance operations:

	Available-for-sale		Held-to-maturity			Total
	2009	2008	2009	2008	2009	2008
Banking operations	88,500	131,502	14,409	15,440	102,909	146,942
Insurance operations	100,350	102,528			100,350	102,528

	188,850	234,030	14,409	15,440	203,259	249,470

As at December 31, 2009, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to nil (2008: EUR 182 million) and nil (2008: nil), respectively, and debt securities which were lent or sold in repurchase transactions amounting to EUR 6,853 million (2008: EUR 9,822 million) and EUR 20,900 million (2008: EUR 35,795 million), respectively.
Borrowed equity securities and convertible bonds are not recognized in the balance sheet and amounted to nil as at December 31, 2009 (2008: nil).
Borrowed debt securities are not recognized in the balance sheet and amounted to EUR 1,842 million as at December 31, 2009 (2008: EUR 166 million).
Investments in connection with the insurance operations with a combined carrying value of EUR 26 million (2008: EUR 47 million) were non-income-producing for the year ended December 31, 2009.
5 Loans and advances to customers
Loans and advances to customers by banking and insurance operations:

	2009	2008
Banking operations	551,011	598,623
Insurance operations	29,060	25,681

	580,071	624,304
Eliminations	(4,796)	(7,528)

	575,275	616,776

Loans and advances to customers by type — banking operations:

	Netherlands		International			Total
	2009	2008	2009	2008	2009	2008
Loans to, or guaranteed by, public authorities	28,149	16,288	22,933	10,099	51,082	26,387
Loans secured by mortgages	160,440	155,846	142,415	145,090	302,855	300,936
Loans guaranteed by credit institutions	468	295	9,761	5,606	10,229	5,901
Personal lending	4,972	7,158	14,988	23,110	19,960	30,268
Mortgage backed securities			17,814	9,055	17,814	9,055
Corporate loans	48,767	126,772	104,657	101,830	153,424	228,602

	242,796	306,359	312,568	294,790	555,364	601,149

Loan loss provisions	(1,461)	(761)	(2,892)	(1,765)	(4,353)	(2,526)

	241,335	305,598	309,676	293,025	551,011	598,623

Loans and advances to customers analyzed by subordination — banking operations:

	2009	2008
Non-subordinated	550,596	598,419
Subordinated	415	204

	551,011	598,623

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
During 2009, certain product features and internal procedures for current accounts were amended. As a result thereof, the balances on these current accounts meet the criteria under IFRS for netting of positive and negative balances per client in the balance sheet. This additional netting resulted in a decrease in Loans and advances to customers (banking operations) and a similar decrease in Customer deposits and other funds on deposit of approximately EUR 73.9 billion.
Loans and advances to customers by type — insurance operations:

	Netherlands			International		Total
	2009	2008	2009	2008	2009	2008
Policy loans	50	52	2,853	2,908	2,903	2,960
Loans secured by mortgages	6,700	6,804	7,368	8,789	14,068	15,593
Unsecured loans	4,030	3,210	2,072	2,058	6,102	5,268
Mortgage backed securities	4,336				4,336
Other	427	309	1,335	1,610	1,762	1,919

	15,543	10,375	13,628	15,365	29,171	25,740

Loan loss provisions	(52)	(27)	(59)	(32)	(111)	(59)

	15,491	10,348	13,569	15,333	29,060	25,681

As at December 31, 2009, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 2,409 million (2008: EUR 964 million).
No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.
Loans and advances to customers and Amounts due from banks include finance lease receivables, are detailed as follows:
Finance lease receivables:

	2009	2008
Maturities of gross investment in finance lease receivables
- within 1 year	5,163	6,363
- more than 1 year but less than 5 years	9,739	9,766
- more than 5 years	6,041	4,836

	20,943	20,965

Unearned future finance income on finance leases	(3,783)	(3,614)

Net investment in finance leases	17,160	17,351

Maturities of net investment in finance lease receivables
- within 1 year	4,365	5,157
- more than 1 year but less than 5 years	8,088	7,955
- more than 5 years	4,707	4,239

	17,160	17,351

Included in Amounts due from banks	64	100
Included in Loans and advances to customers	17,096	17,251

	17,160	17,351

The allowance for uncollectible finance lease receivables included in the loan loss provisions amounted to EUR 161 million as at December 31, 2009 (2008: EUR 88 million).
No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Loan loss provisions analyzed by type — banking operations:

	Netherlands			International		Total
	2009	2008	2009	2008	2009	2008
Loans secured by public authorities			3	2	3	2
Loans secured by mortgages	290	167	1,066	425	1,356	592
Loans guaranteed by credit institutions			47	85	47	85
Personal lending	254	120	436	533	690	653
Mortgage backed securities			15		15
Other corporate loans	917	474	1,371	805	2,288	1,279

	1,461	761	2,938	1,850	4,399	2,611

The closing balance is included in
- Amounts due from banks			46	85	46	85
- Loans and advances to customers	1,461	761	2,892	1,765	4,353	2,526

	1,461	761	2,938	1,850	4,399	2,611

Changes in loan loss provisions:

	Banking operations		Insurance operations			Total
	2009	2008	2009	2008	2009	2008
Opening balance	2,611	2,001	59	30	2,670	2,031
Changes in the composition of the group	(3)	2	(3)	(4)	(6)	(2)
Write-offs	(1,217)	(728)	(13)	(6)	(1,230)	(734)
Recoveries	148	91	1	2	149	93
Increase in loan loss provisions	2,973	1,280	67	38	3,040	1,318
Exchange rate differences	(47)	(50)		(1)	(47)	(51)
Other changes	(66)	15			(66)	15

Closing balance	4,399	2,611	111	59	4,510	2,670

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented on the face of the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
6 Investments in associates

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2009	held (%)	listed investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30	338	457	11,474	10,503	309	281
Sul America S.A.	36		288	931	121	3,360	3,138
ING Winkels Basisfonds	16		210	1,642	310	56	37
ING Dutch Office Master Fund C.V.	16		201	1,527	285	(12)	30
Lionbrook Property Partnership	33		151	572	148	27	20
Property Fund Iberica	30		140	1,635	1,156	(51)	50
ING Woningen Basisfonds	13		111	1,019	194	(34)	22
ING Retail Property Fund Australia	29		107	886	479	20	65
Dutch Office Fund II	16		104	775	129	31	27
ING Real Estate Asia Retail Fund	28		99	723	417	(46)	140
ING Vastgoed Kantoren C.V.	10		89	952	44	10	33
ING Vastgoed Winkels C.V.	10		87	870	5	53	19
ING Industrial Fund Australia	8	61	78	2,265	1,343	344	387
Lion Industrial Trust	10		72	2,374	1,640	(174)	729
Retail Property Fund France Belgium (RPFFB)	15		71	1,381	909	2	87
ING Re French Residential Fund	45		67	233	83	(1)	8
Property Fund Central Europe	25		67	806	540	(25)	52
ING REI Investment DOF BV	3		66	2,402	514	(215)	266
Dutch Residential Fund II	13		65	626	141	(25)	26
Lion Properties Fund	5		65	2,766	1,506	(226)	1,167
ING Re Nordic Property Fund	16		56	940	588	(7)	52
Steadfast Capital Fund II LP	68		56	83		2	6
ING Retail Property Partnership Southern Europe	21		55	1,001	745	(27)	69
ING Logistics Property Fund Europe	25		51	467	263	(22)	23
Other investments in associates			886

			3,699

Other investments in associates represents a large number of associates with an individual balance sheet value of less than EUR 50 million.
Accumulated impairments of EUR 59 million (2008: EUR 50 million) have been recognized.
For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING Group’s financial interest for own risk and its role as investment manager.
The values presented in the table above could differ from the values presented in the individual annual accounts of the associates, due to the fact that the individual values have been brought in line with ING Group’s accounting principles.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2008	held (%)	listed investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30	171	443	12,247	11,246	812	589
ING Dutch Office Master Fund C.V.	16		219	1,624	258	63	75
ING Winkels Basisfonds	16		218	1,736	346	119	51
Sul America S.A.	36		168	557	91	2,663	2,348
ING Industrial Fund Australia	18	14	164	2,377	1,033	166	147
Property Fund Iberica	30		157	1,835	1,301	(2)	96
Lionbrook Property Partnership	29		145	626	126	(283)	15
Lion Industrial Trust	10		133	2,898	1,528	98	207
Lion Properties Fund	5		125	4,135	1,757	313	771
ING Woningen Basisfonds	13		122	1,064	155	58	45
ING Real Estate Asia Retail Fund	28		121	850	412	57	72
Dutch Office Fund II	16		109	817	136	50	58
ING Retail Property Fund Australia	29		109	790	412	13	7
ING Vastgoed Kantoren C.V.	10		98	1,006	22	101	93
ING Vastgoed Winkels C.V.	10		88	898	22	83	22
Property Fund Central Europe	25		83	880	546	69	37
Retail Property Fund France Belgium (RPFFB)	15		79	1,602	1,075	71	57
Dutch Residential Fund II	13		74	602	51	62	127
ING Retail Property Partnership Southern Europe	21		73	1,218	879	6	67
ING REI Investment DOF BV	4		71	2,679	383	197	212
ING European Infrastructure Fund	25		70	662	409		2
Lion Value Fund	22		68	442	139	7	56
ING Logistics Property Fund Europe	25		65	530	269	(5)	21
ING Re Nordic Property Fund	16		64	979	579	16	62
ING Property Fund Central and Eastern Europe	20		55	791	519	32	60
ING Vastgoed Woningen C.V.	10		53	528	1	36	25
ING Re French Residential Fund	45		50	182	69	3	4
Other investments in associates			1,131

			4,355

Changes in Investments in associates:

	2009	2008
Opening balance	4,355	5,014
Additions	180	1,034
Changes in the composition of the group	(96)	46
Transfers to and from Investments	(9)	(154)
Revaluations	19	217
Share of results	(458)	(375)
Dividends received	(126)	(212)
Disposals	(294)	(972)
Impairments	(3)	(29)
Exchange rate differences	131	(214)

Closing balance	3,699	4,355

In 2009, share of results of EUR (458) million (2008: EUR (375) million) and impairments of EUR (3) million (2008: EUR (29) million) are presented in the profit and loss account in Share of profit from associates for EUR (461) million (2008: EUR (404) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
7 Real estate investments
Changes in real estate investments:

	2009	2008
Opening balance	4,300	4,829
Additions	130	905
Changes in the composition of the group	(54)	(296)
Transfers to and from Property in own use	58	(38)
Transfers to and from Other assets	322	117
Fair value gains/(losses)	(713)	(400)
Disposals	(656)	(415)
Exchange rate differences	251	(402)

Closing balance	3,638	4,300

ING Group’s exposure to real estate is included in the following balance sheet lines:
Real estate exposure:

	2009	2008
Real estate investments	3,638	4,300
Investments in associates	2,580	3,200
Other assets — property held for sale	2,515	3,143
Property and equipment — property in own use	1,686	1,841
Investments — available-for-sale	689	663

	11,108	13,147

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 13.1 billion (2008: EUR 15.5 billion). Reference is made to the section ‘Risk management’.
Real estate investments by banking and insurance operations

	2009	2008
Banking operations	2,569	3,182
Insurance operations	1,069	1,118

	3,638	4,300

The total amount of rental income recognized in the profit and loss account for the year ended December 31, 2009 was EUR 345 million (2008: EUR 361 million). The total amount of contingent rent recognized in the profit and loss account for the year ended December 31, 2009 was EUR 8 million (2008: EUR 17 million).
The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that generated rental income for the year ended December 31, 2009 was EUR 87 million (2008: EUR 71 million). The total amount of direct operating expenses (including repairs and maintenance) arising from Real estate investments that did not generate rental income for the year ended December 31, 2009 was EUR 46 million (2008: EUR 36 million).
Real estate investments by year of most recent appraisal by independently qualified valuers (in percentages):

2009
Most recent appraisal in 2009	98
Most recent appraisal in 2008	1
Most recent appraisal in 2005	1

100

8 Property and equipment
Property and equipment by type:

	2009	2008
Property in own use	1,686	1,841
Equipment	1,442	1,407
Assets under operating leases	2,991	3,148

	6,119	6,396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Property in own use by banking and insurance operations:

	2009	2008
Banking operations	1,364	1,447
Insurance operations	322	394

	1,686	1,841

Changes in property in own use:

	2009	2008
Opening balance	1,841	2,069
Additions	46	85
Changes in the composition of the group	(2)	(150)
Transfers to and from Real estate investments	(58)	38
Transfers to and from Other assets	(24)	5
Depreciation	(33)	(39)
Revaluations	(51)	(5)
Impairments	(8)	(1)
Reversal of impairments	12
Disposals	(37)	(114)
Exchange rate differences	(1)	(47)
Other changes	1

Closing balance	1,686	1,841

Gross carrying amount as at December 31,	2,574	2,701
Accumulated depreciation as at December 31,	(764)	(755)
Accumulated impairments as at December 31,	(124)	(105)

Net book value	1,686	1,841

Revaluation surplus
Opening balance	606	633
Revaluation in year	(3)	(48)
Released in year	(72)	21

Closing balance	531	606

The cost or the purchase price amounted to EUR 2,043 million (2008: EUR 2,087 million). Cost less accumulated depreciation and impairments would have been EUR 1,155 million (2008: EUR 1,226 million).
Property in own use by year of most recent appraisal by independently qualified valuers (in percentages)

2009
Most recent appraisal in 2009	39
Most recent appraisal in 2008	28
Most recent appraisal in 2007	18
Most recent appraisal in 2006	7
Most recent appraisal in 2005	8

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in equipment:

	Data processing		Fixtures and fittings
		equipment	and other equipment			Total
	2009	2008	2009	2008	2009	2008
Opening balance	320	281	1,087	989	1,407	1,270
Additions	189	227	407	396	596	623
Changes in the composition of the group	(9)	(4)	(88)	10	(97)	6
Disposals	(13)	(2)	(32)	(20)	(45)	(22)
Depreciation	(155)	(146)	(261)	(263)	(416)	(409)
Impairments		(9)		(9)		(18)
Exchange rate differences	6	(13)	4	(28)	10	(41)
Other changes	6	(14)	(19)	12	(13)	(2)

Closing balance	344	320	1,098	1,087	1,442	1,407

Gross carrying amount as at December 31,	1,582	1,562	3,084	2,935	4,666	4,497
Accumulated depreciation as at December 31,	(1,238)	(1,231)	(1,986)	(1,840)	(3,224)	(3,071)
Accumulated impairments as at December 31,		(11)		(8)		(19)

Net book value	344	320	1,098	1,087	1,442	1,407

Changes in assets under operating leases:

			Other leased-out
		Cars		assets		Total
	2009	2008	2009	2008	2009	2008
Opening balance	3,140	2,886	8	12	3,148	2,898
Additions	1,034	1,401			1,034	1,401
Changes in the composition of the group		172		(2)		170
Disposals	(93)	(123)			(93)	(123)
Depreciation	(789)	(764)	(3)	(2)	(792)	(766)
Impairments		(3)				(3)
Exchange rate differences	28	(116)			28	(116)
Transfer and other changes	(334)	(313)			(334)	(313)

Closing balance	2,986	3,140	5	8	2,991	3,148

Gross carrying amount as at December 31,	4,516	4,466	27	28	4,543	4,494
Accumulated depreciation as at December 31,	(1,530)	(1,324)	(22)	(20)	(1,552)	(1,344)
Accumulated impairments as at December 31,		(2)				(2)

Net book value	2,986	3,140	5	8	2,991	3,148

Transfer and other changes relates mainly to the transfer of cars under operating lease to Other assets due to the expiration of the lease contract.
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
The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non—cancellable operating leases are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Future minimum lease payments by maturity:

	2009	2008
Within 1 year	1,094	1,072
More than 1 year but less than 5 years	1,893	2,072
More than 5 years	4	4

	2,991	3,148

9 Intangible assets
Changes in intangible assets:

		Value of
		business
		acquired		Goodwill		Software		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Opening balance	2,084	2,301	3,070	2,245	881	472	880	722	6,915	5,740
Additions (bought)			39	1,329	188	213	3	244	230	1,786
Capitalized expenses	79	98			132	420			211	518
Amortization and unlocking	(120)	(298)			(342)	(173)	(120)	(157)	(582)	(628)
Impairments				(155)		(27)	(9)	(44)	(9	(226)
Effect of unrealized revaluations in equity	(482)	555							(482)	555
Changes in the composition of the group	(11)	(730)	(94)	(3)	(62)	5	(143)	229	(310)	(499)
Exchange rate differences	(48)	158	62	(340)	10	(17)	36	(113)	60	(312)
Disposals			(6)	(6)	(4)	(12)	(2)	(1)	(12)	(19)

Closing balance	1,502	2,084	3,071	3,070	803	881	645	880	6,021	6,915

Gross carrying amount as at December 31,	2,518	2,980	3,136	3,225	2,217	1,988	1,007	1,125	8,878	9,318
Accumulated amortization as at December 31,	(1,016)	(896)			(1,393)	(1,051)	(308)	(200)	(2,717)	(2,147)
Accumulated impairments as at December 31,			(65)	(155)	(21)	(56)	(54)	(45)	(140)	(256)

Net book value	1,502	2,084	3,071	3,070	803	881	645	880	6,021	6,915

Amortization of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortization and other impairments. Amortization of VOBA is included in Underwriting expenditure.
Additions to Goodwill in 2009 mainly relate to the consolidation of 3W Holding B.V. (EUR 26 million) and to the extension of ING Group’s Interhyp AG share of EUR 7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes (so called ‘reporting units’). Goodwill is allocated to reporting units as follows:
Goodwill allocation to reporting units:

	2009	2008
Retail Banking — Central Europe	834	839
Retail Banking — South West Europe	49	49
Retail Banking — Netherlands	1	1
ING Direct	460	456
Commercial Banking Leasing & Factoring	66	61
Commercial Banking Real Estate	39	11
Commercial Banking Other	14	15
Insurance Europe — Benelux	48	49
Insurance Europe — Rest of Europe	122	124
Insurance Americas — Latin America	591	543
Insurance Americas — United States	483	501
Insurance Americas — Canada		71
Insurance Asia/Pacific — South Korea	171	164
Insurance Asia/Pacific — Rest of Asia	193	186

	3,071	3,070

In 2008, as a result of the nationalization of AFJP Pension in Argentina goodwill of EUR 155 million was written off.
Goodwill is tested for impairment by comparing the book value of the reporting unit (including goodwill) to the best estimate of the fair value of the reporting unit. As a first step the best estimate of the fair value is determined based on a Sum of the Parts valuation (SOP). If the outcome of the SOP indicates that there is not a significant margin between fair value and book value, a more thorough analysis of the fair value will be performed. The main assumptions in the SOP valuation include forecast results, business growth, discount rates, value of new business, market value surplus, etc. For listed companies the relevant market price is used. The more detailed analysis uses valuation models similar to those of the original valuation of an acquisition, embedded value, peer reviews, etc. The valuation models are validated and include development of the business following the acquisition, the latest management forecasts of income and expenditure and updates of future projections, review of discount rates and terminal growth rates, etc. Peer reviews include analysis of Price/Earnings and Price/Book multiples of comparable listed companies. Assumptions are generally based on past experience, management’s best estimate of future developments and, where available, relevant external information. The goodwill impairment test as at December 31, 2009, using best estimate assumptions and reasonable likely changes therein, have not resulted in impairment (2008: nil).
10 Deferred acquisition costs
Changes in deferred acquisition costs:

		Investment
		contracts	Life insurance		Non-life insurance			Total
	2009	2008	2009	2008	2009	2008	2009	2008
Opening balance	89	101	11,489	10,183	265	408	11,843	10,692
Capitalized	9	50	1,609	2,495	12	126	1,630	2,671
Amortization and unlocking	(11)	(12)	(435)	(1,884)	(12)	(130)	(458)	(2,026)
Effect of unrealized revaluations in equity			(1,140)	1,523			(1,140)	1,523
Changes in the composition of the group	(104)	(34)	58	(1,289)	(231)	(104)	(277)	(1,427)
Exchange rate differences	17	(16)	(227)	461	9	(35)	(201)	410
Disposal of portfolios			1				1

Closing balance	0	89	11,355	11,489	43	265	11,398	11,843

For flexible life insurance contracts the growth rate assumption used to calculate the amortization of the deferred acquisition costs for 2009 is 8.2% gross and 5.6% net of investment management fees (2008: 6.4% gross and 5.6% net of investment management fees).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In 2008, Changes in the composition of the group related for EUR 1,164 million to the sale of ING Life Taiwan.
11 Assets and liabilities held for sale
Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which sale is agreed or highly probable at balance sheet date but for which the transaction has not yet fully closed. For December 31, 2009 this relates mainly to the Swiss and Asian Private Banking business, Pacific Antai Life Insurance Company Ltd. (PALIC), and three U.S. independent retail broker-dealer units and for 31 December 2008 this relates to ING Life Taiwan. Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details.
Assets held for sale:

	2009	2008
Cash and balances with central banks	264	80
Amounts due from banks	474
Financial assets at fair value though profit and loss	389	1,552
Available-for-sale investments	458	9,801
Loans and advances to customers	3,242	1,341
Reinsurance contracts	3
Property and equipment	37	41
Intangible assets	3	671
Deferred acquisition costs	35	1,164
Other assets	119	662

	5,024	15,312

Liabilities held for sale:

	2009	2008
Insurance and investments contracts	191	14,294
Amounts due to banks	31
Customer deposits and other funds on deposit	4,480
Financial liabilities at fair value through profit and loss	36	126
Other liabilities	152	600

	4,890	15,020

Cumulative other comprehensive income includes EUR 13 million (2008: EUR 94 million) related to Assets held for sale.
12 Other assets
Other assets by type:

	2009	2008
Reinsurance and insurance receivables	2,125	3,683
Deferred tax assets	3,969	8,034
Property held for sale	2,515	3,143
Income tax receivable	836	776
Accrued interest and rents	18,306	20,156
Other accrued assets	1,635	1,758
Pension assets	3,143	1,781
Other receivables	6,700	8,334

	39,229	47,665

Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 ‘Other liabilities’.
Accrued interest and rents includes EUR 6,956 million (2008: EUR 7,980 million) accrued interest on assets measured at amortized cost under the IAS 39 classification Loans and receivables.
The total amount of borrowing costs relating to Property held for sale, capitalized in 2009 is EUR 98 million (2008: EUR 115 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Reinsurance and insurance receivables:

	2009	2008

Receivables on account of direct insurance from:
— policyholders	1,443	2,750
— intermediaries	113	191
Reinsurance receivables	569	742

	2,125	3,683

Property held for sale:

	2009	2008

Property developed for sale	917	640
Property obtained from foreclosures	160	91
Property under development	1,438	2,412

	2,515	3,143

Gross carrying amount as at December 31,	3,228	3,276
Accumulated impairments as at December 31,	(713)	(133)

Net book value	2,515	3,143

EQUITY
13 Shareholders’ equity (parent) / Non-voting equity securities

	2009	2008	2007
Share capital	919	495	534
Share premium	16,034	9,182	8,739
Revaluation reserve	2,466	(8,502)	4,937
Currency translation reserve	(2,008)	(1,918)	(1,354)
Other reserves	13,710	15,823	24,862

Shareholders’ equity (parent)	31,121	15,080	37,718

The Revaluation reserve, Share of associates reserve (included in Other reserves) and Currency translation reserve cannot be freely distributed.
As at December 31, 2009, Other reserves included an amount of EUR 645 million (2008: EUR 566 million; 2007: EUR 566 million) related to the former Stichting Regio Bank that cannot be freely distributed.
Share capital:

			Ordinary shares (par value EUR 0.24)
			Number x1,000			Amount
	2009	2008	2007	2009	2008	2007
Authorized share capital	4,500,000	4,500,000	3,000,000	1,080	1,080	720
Unissued share capital	668,439	2,436,852	773,555	161	585	186

Issued share capital	3,831,561	2,063,148	2,226,445	919	495	534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in issued share capital:

	Ordinary shares
	(par value EUR 0.24)
	Number
	x1,000	Amount
Issued share capital as at January 1, 2007	2,205,093	530
Issue of shares	5,569	1
Exercise of B warrants and options	15,783	3

Issued share capital as at December 31, 2007	2,226,445	534

Issue of shares	1,848
Buy-back of shares	(183,158)	(44)
Exercise of B warrants	18,013	5

Issued share capital as at December 31, 2008	2,063,148	495

Issue of shares	1,768,413	424

Issued share capital as at December 31, 2009	3,831,561	919

Share premium
Changes in Share premium are disclosed in the Consolidated statement of changes in equity of ING Group.
Rights issue
On November 27, 2009 existing holders of (depositary receipts for) ordinary shares were offered rights entitling to subscribe for new (depositary receipts for) ordinary shares subject to applicable securities laws. Eligible rights holders could subscribe for 6 new (depositary receipts for) ordinary shares in relation to every 7 subscription rights that they hold. The issue price was set at EUR 4.24 per share. This represented a discount of 37.3% to the Theoretical Ex-Rights Price (TERP), based on the closing price of EUR 8.92 of ING Groep N.V.’s, (depositary receipts for) shares on Euronext Amsterdam and on Euronext Brussels on November 26, 2009.
A total of 1,768,412,544 (depositary receipts for) ordinary shares were offered and sold, of which approximately 97% through the exercise of rights and the remainder through placements to institutional investors. As a result, ING received approximately EUR 7.3 billion in proceeds, net of fees and expenses.
Share buy-back programme (2007/2008)
In May 2007, ING Group announced a plan to adopt a buy-back programme under which it planned to purchase (depositary receipts for) ordinary shares with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. On May 23, 2008 this programme was terminated as ING Group had almost reached the legal limit then in force for the acquisition of its own shares (10% of the issued share capital). In total, 183.2 million (depositary receipts for) ordinary shares were repurchased under this programme at an average price of EUR 26.77 and a total consideration of EUR 4.9 billion (98% of the total amount of the share buy back programme as announced). Repurchased ordinary shares and depositary receipts are included in the table ‘Changes in treasury shares’.
These ordinary shares repurchased, were cancelled in two blocks, effective on June 25, 2008 and October 7, 2008 respectively. These now form part of the unissued share capital.
Ordinary shares
All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorized ordinary share capital of ING Groep N.V. currently consists of 4,500 million ordinary shares; it increased in 2008 from 3,000 million shares to 4,500 million shares as a result from an amendment made to the Articles of Association on October 8, 2008. As at December 31, 2009, 3,832 million of ordinary shares were issued and fully paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Depositary receipts for ordinary shares
More than 99.9% of the ordinary shares issued by ING Groep N.V. are held by Stichting ING Aandelen (ING Trust Office). In exchange for these shares, ING Trust Office has issued depositary receipts in bearer form for these shares. The depositary receipts are listed on various stock exchanges. Depositary receipts can be exchanged upon request of the holders of depositary receipts for (non-listed) ordinary shares without any restriction, other than payment of an administrative fee of EUR 0.01 per depositary receipt with a minimum of EUR 25 per exchange transaction.
The holder of a depositary receipt is entitled to receive from ING Trust Office payment of dividends and distributions corresponding to the dividends and distributions received by ING Trust Office on an ordinary share.
In addition, the holder of a depositary receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Groep N.V. either in person or by proxy. A holder of a depositary receipt, who thus attends the General Meeting of Shareholders, is entitled to vote as a proxy of ING Trust Office but entirely at his own discretion for a number of shares equal to the number of his depositary receipts.
A holder of depositary receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to ING Trust Office for a number of shares equal to the number of his depositary receipts.
Depositary receipts for ordinary shares held by ING Group (Treasury shares)
As at December 31, 2009, 47.0 million (2008: 36.5 million; 2007: 126.8 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 were held by ING Groep N.V. or its subsidiaries. These depositary receipts for ordinary shares were purchased to hedge option rights granted to the Executive Board members and other employees.
Restrictions with respect to dividend and repayment of capital
ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its ordinary shares. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.
Moreover, ING Groep N.V.’s ability to pay dividends is dependent on the dividend payment ability of its subsidiaries and associates. ING Groep N.V. is legally required to create a non-distributable reserve insofar profits of its subsidiaries and associates are subject to dividend payment restrictions which apply to those subsidiaries and associates themselves. Such restrictions may among others be of a similar nature as the restrictions which apply to ING Groep N.V. Furthermore there can be restrictions as a result of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, or other limitations which may exist in certain countries.
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
B warrants (2007/2008)
In 1998, ING Groep N.V. authorized the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 were issued. On January 5, 2008 of the remaining 9,266,097 warrants, 259,484 warrants expired and 9,006,613 were exercized. Accordingly no B warrants were outstanding as at December 31, 2009 (2008: nil; 2007: 9,266,097). B warrant holders were entitled to obtain from ING Groep N.V., for a fixed price, depositary receipts for ordinary shares in the proportion of one B warrant to two depositary receipts. B warrant holders could exercise their rights at their own discretion but no later than January 5, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The closing date for exercising warrants B was January 5, 2008. The exercise price of warrants B was EUR 49.92 for two depositary receipts.
Changes in revaluation reserve:

	Property	Available-for-sale	Cash flow hedge
2009	revaluation reserve	reserve	reserve	Total

Opening balance	461	(10,140)	1,177	(8,502)
Unrealized revaluations after taxation	(50)	12,496		12,446
Realized gains/losses transferred to profit and loss		1,406		1,406
Changes in cash flow hedge reserve			(805)	(805)
Transfer to insurance liabilities/DAC		(2,079)		(2,079)

Closing balance	411	1,683	372	2,466

Changes in revaluation reserve:

	Property	Available-for-sale	Cash flow hedge
2008	revaluation reserve	reserve	reserve	Total

Opening balance	439	4,067	431	4,937
Unrealized revaluations after taxation	22	(18,876)		(18,854)
Realized gains/losses transferred to profit and loss		2,476		2,476
Changes in cash flow hedge reserve			746	746
Transfer to insurance liabilities/DAC		2,193		2,193

Closing balance	461	(10,140)	1,177	(8,502)

Changes in revaluation reserve:

	Property	Available- for-sale	Cash flow hedge
2007	revaluation reserve	reserve	reserve	Total

Opening balance	468	7,629	1,356	9,453
Unrealized revaluations after taxation	(29)	(1,508)		(1,537)
Realized gains/losses transferred to profit and loss		(3,186)		(3,186)
Changes in cash flow hedge reserve			(925)	(925)
Transfer to insurance liabilities/DAC		1,132		1,132

Closing balance	439	4,067	431	4,937

Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 17 ‘Insurance and investment contracts, reinsurance contracts’.
Changes in currency translation reserve:

	2009	2008	2007
Opening balance	(1,918)	(1,354)	(473)
Unrealized revaluations after taxation	(294)	388	500
Realized gains/losses transferred to profit and loss	148	156	(228)
Exchange rate differences	56	(1,108)	(1,153)

Closing balance	(2,008)	(1,918)	(1,354)

The unrealized revaluations after taxation relate to changes in the value of hedging instruments that are designated as net investment hedges.
Changes in other reserves:

	Retained	Share of associates
2009	earnings	reserve	Treasury shares	Other reserves	Total
Opening balance	20,978	726	(866)	(5,015)	15,823
Result for the year	(1,423)				(1,423)
Unrealized revaluations after taxation	(273)	(5)			(278)
Changes in treasury shares			129		129
Transfer to share of associates reserve	76	(76)
Dividend and repayment premium	(259)			(346)	(605)
Employee stock options and share plans	64				64

Closing balance	19,163	645	(737)	(5,361)	13,710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Dividend and repayment premium includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.
Changes in other reserves:

	Retained	Share of associates
2008	earnings	reserve	Treasury shares	Other reserves	Total
Opening balance	27,535	1,202	(3,740)	(135)	24,862
Result for the year	(3,124)	(369)			(3,493)
Unrealized revaluations after taxation	(77)	106			29
Changes in treasury shares			(2,030)		(2,030)
Dividend	(3,387)	(213)			(3,600)
Employee stock options and share plans	31				31
Issuance costs incurred				(20)	(20)
Cancellation of shares			4,904	(4,860)	44

Closing balance	20,978	726	(866)	(5,015)	15,823

Changes in other reserves:

	Retained	Share of associates
2007	earnings	reserve	Treasury shares	Other reserves	Total
Opening balance	20,829	1,181	(1,436)	(37)	20,537
Result for the year	9,275	347			9,622
Unrealized revaluations after taxation				(98)	(98)
Changes in treasury shares			(2,304)		(2,304)
Dividend	(2,826)	(173)			(2,999)
Employee stock options and share plans	104				104
Other	153	(153)

Closing balance	27,535	1,202	(3,740)	(135)	24,862

Changes in treasury shares:

	Amount			Number
	2009	2008	2007	2009	2008	2007
Opening balance	866	3,740	1,436	36,457,118	126,759,829	53,859,235
Purchased/sold	47	2,159	2,505	11,648,765	94,105,700	79,652,109
Rights issue	(64)
Cancelled		(4,904)			(183,158,017)
Share-based payments	(27)	(22)	(201)	(1,058,658)	(1,250,394)	(6,751,515)
Other	(85)	(107)

Closing balance	737	866	3,740	47,047,225	36,457,118	126,759,829

Non-voting equity securities (Core Tier 1 securities)
On November 12, 2008, ING Groep N.V. issued one billion non-voting equity securities to the Dutch State at EUR 10 per non-voting equity security, resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The nominal value of each security is EUR 0.24. The non-voting equity securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting.
These non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group.
On these non-voting equity securities a coupon is payable of the higher of:
•	EUR 0.85 per security, payable annually in arrears, with a first coupon of EUR 0.425 per security paid on May 12, 2009; and
•	110% of the dividend paid on each ordinary share over 2009 (payable in 2010)
•	120% of the dividend paid on each ordinary share over 2010 (payable in 2011)
•	125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).
Since ING Groep N.V. had already paid an interim dividend of EUR 0.74 per ordinary share in August 2008, ING recognized a coupon payable of EUR 425 million to the Dutch State as of December 31, 2008. This coupon was paid out on May 12, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Further coupons are to be paid on May 12 of each year (the coupon date) in cash if the dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis and if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Group’s capital adequacy position is and remains satisfactory both before and after payment in the opinion of the Dutch central bank.
ING announced on October 26, 2009 that it reached an agreement with the Dutch State to alter the repayment terms of the non-voting equity securities issued in November 2008, in order to facilitate early repayment. Under the agreement, ING repurchased on December 21, 2009, EUR 5 billion of the securities, representing half of the non-voting equity securities, at the issue price (EUR 10) plus the accrued coupon and a repayment premium. The 8.5% coupon payment was EUR 259 million at the time of repayment and the repayment premium was EUR 346 million. The total payment amounted to EUR 5,605 million. The terms for the remaining non-voting equity securities, including restrictions on remuneration and corporate governance, remain unchanged. Reference is made to Note 33 ‘Related parties’.
Cumulative preference shares
Pursuant to the Articles of Association of ING Groep N.V. as amended on October 8, 2008, the authorized cumulative preference share capital consists of 4.5 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.24.
The cumulative preference shares rank before the ordinary shares in entitlement to dividend and to distributions upon liquidation of ING Groep N.V.
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
Cumulative preference shares — Restrictions with respect to dividend and repayment of capital
ING Groep N.V. is subject to legal restrictions regarding the amount of dividends it can pay to the holders of its cumulative preference shares, when issued. Pursuant to the Dutch Civil Code, dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital, and reserves required by law.
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
LIABILITIES
14 Subordinated loans
Subordinated loans:

			Notional amount in		Balance sheet value
Interest rate	Year of Issue	Due date	original currency		2009	2008

9.000%	2008	Perpetual	EUR	10	10	10
8.500%	2008	Perpetual	USD	2,000	1,357	1,393
8.000%	2008	Perpetual	EUR	1,500	1,479	1,474
7.375%	2007	Perpetual	USD	1,500	1,022	1,048
6.375%	2007	Perpetual	USD	1,045	713	731
5.140%	2006	Perpetual	GBP	600	670	623
5.775%	2005	Perpetual	USD	1,000	690	711
6.125%	2005	Perpetual	USD	700	472	487
4.176%	2005	Perpetual	EUR	500	498	497
Variable	2004	Perpetual	EUR	1,000	999	939
6.200%	2003	Perpetual	USD	500	337	348
Variable	2003	Perpetual	EUR	750	731	684
7.200%	2002	Perpetual	USD	1,100	656	773
7.050%	2002	Perpetual	USD	800	465	563

					10,099	10,281

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier 1 capital for ING Bank N.V. Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.
Except for the 9% 2008 perpetual of EUR 10 million (a private placement), these loans have been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. and ING Bank N.V. under the same conditions as the original bonds as follows:
Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and ING Verzekeringen N.V.:

	2009	2008
ING Bank N.V.	6,822	5,800
ING Verzekeringen N.V.	3,267	4,471

	10,089	10,271

15 Debt securities in issue
Debt securities in issue relate to debentures and other issued debt securities with either fixed interest rates or interest rates based on floating interest rate levels, such as certificates of deposit and accepted bills issued by ING Group, except for subordinated items. Debt securities in issue do not include debt securities presented as Financial liabilities at fair value through profit and loss. ING Group does not have debt securities that are issued on terms other than those available in the normal course of business. The maturities of the debt securities are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Debt securities in issue — maturities:

	2009	2008
Fixed rate debt securities
Within 1 year	64,994	50,994
More than 1 year but less than 2 years	2,376	2,448
More than 2 years but less than 3 years	6,551	2,410
More than 3 years but less than 4 years	4,938	2,429
More than 4 years but less than 5 years	9,542	4,332
More than 5 years	8,151	6,290

Total fixed rate debt securities	96,552	68,903

Floating rate debt securities
Within 1 year	10,021	11,858
More than 1 year but less than 2 years	6,545	5,325
More than 2 years but less than 3 years	1,164	5,189
More than 3 years but less than 4 years	1,375	1,423
More than 4 years but less than 5 years	1,478	28
More than 5 years	2,846	3,762

Total floating rate debt securities	23,429	27,585

Total debt securities	119,981	96,488

As of December 31, 2009, ING Group had unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 7,029 million (2008: EUR 5,649 million).
ING Bank issued 3 year government guaranteed senior unsecured bonds amounting to USD 6 billion in January 2009. USD 5 billion of the issue was priced at a fixed rate of 80 basis points over mid-swaps. USD 1 billion was priced at a variable rate of 80 basis points over 3 month LIBOR.
ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009. The issue was priced at a fixed rate of 3.375%, 75 basis points over mid-swaps.
ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond in March 2009. The issue was priced at a fixed coupon of 3.90%, 145 basis points over USD mid-swaps.
All were issued under the Credit Guarantee Scheme of the State of the Netherlands and are part of ING Group’s regular medium-term funding operations. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme.
16 Other borrowed funds
Other borrowed funds by remaining term:

2009	2010	2011	2012	2013	2014	There after	Total
Subordinated loans of group companies	1,107	3,570	1,671	681	81	7,320	14,430
Preference shares of group companies						1,040	1,040
Loans contracted	2,985				74	1,636	4,695
Loans from credit institutions	2,046	201	32	29	24	654	2,986

	6,138	3,771	1,703	710	179	10,650	23,151

Other borrowed funds by remaining term:

						There
2008	2009	2010	2011	2012	2013	after	Total
Subordinated loans of group companies	553	1,058	1,502	1,706	652	10,398	15,869
Preference shares of group companies						1,071	1,071
Loans contracted	5,590	1,126				1,756	8,472
Loans from credit institutions	4,580	279	180	1		746	5,786

	10,723	2,463	1,682	1,707	652	13,971	31,198

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
17 Insurance and investment contracts, Reinsurance contracts
The provisions for insurance and investment contracts, net of reinsurance (i.e. the provision for ING Group’s own account) is presented in the balance sheet gross under ‘Insurance and investment contracts’ and ‘Reinsurance contracts’.
Insurance and investment contracts, reinsurance contracts:

					Insurance
	Provision				and investment
	net of reinsurance		Reinsurance contracts		contracts
	2009	2008	2009	2008	2009	2008
Provision for non-participating life policy liabilities	69,641	67,120	4,798	4,822	74,439	71,942
Provision for participating life policy liabilities	50,102	55,266	200	217	50,302	55,483
Provision for (deferred) profit sharing and rebates	1,600	147	3	2	1,603	149
Provision for life insurance for risk of policyholders	99,299	84,279	374	541	99,673	84,820

Life insurance provisions	220,642	206,812	5,375	5,582	226,017	212,394

Provision for unearned premiums and unexpired risks	361	1,756	4	13	365	1,769

Reported claims provision	2,580	3,995	96	202	2,676	4,197
Claims incurred but not reported (IBNR)	493	1,345	5		498	1,345

Claims provisions	3,073	5,340	101	202	3,174	5,542

Total provisions for insurance contracts	224,076	213,908	5,480	5,797	229,556	219,705

Investment contracts for risk of company	5,896	9,804			5,896	9,804
Investment contracts for risk of policyholders	5,406	11,281			5,406	11,281

Total provisions for investment contracts	11,302	21,085			11,302	21,085

Total	235,378	234,993	5,480	5,797	240,858	240,790

For insurance contracts with discretionary participation features a deferred profit sharing amount is recognized for the full amount of the unrealized revaluation on allocated investments. Upon realization, the profit sharing on unrealized revaluation is reversed and a deferred profit sharing amount is recognized for the share of realized results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing amount is reduced by the actual allocation of profit sharing to individual policyholders. The change in the deferred profit sharing amount on unrealized revaluation (net of deferred tax) is recognized in equity in the Revaluation reserve. The deferred profit sharing amount on unrealized revaluation is included in Provision for (deferred) profit sharing and rebates and amounts to EUR 313 million as at December 31, 2009 (2008: EUR (1,174) million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in life insurance provisions:

					Insurance
	Provision		Reinsurance		and investment
	net of reinsurance		contracts		contracts
	2009	2008	2009	2008	2009	2008
Opening balance	206,812	227,400	5,582	5,300	212,394	232,700
Changes in the composition of the group	(2,864)	(15,050)	(65)	(25)	(2,929)	(15,075)

	203,948	212,350	5,517	5,275	209,465	217,625

Current year provisions	21,598	33,078	574	884	22,172	33,962

Change in deferred profit sharing liability	1,476	(1,169)			1,476	(1,169)

Prior year provisions:
- benefit payments to policyholders	(21,191)	(24,626)	(452)	(719)	(21,643)	(25,345)
- interest accrual	4,311	4,059	39	(15)	4,350	4,044
- valuation changes for risk of policyholders	16,652	(32,408)			16,652	(32,408)
- effect of changes in discount rate assumptions	(2)	(1)			(2)	(1)
- effect of changes in other assumptions	97	(32)	(2)		95	(32)

	(133)	(53,008)	(415)	(734)	(548)	(53,742)

Exchange rate differences	(3,275)	9,918	(124)	259	(3,399)	10,177
Other changes	(2,972)	5,643	(177)	(102)	(3,149)	5,541

Closing balance	220,642	206,812	5,375	5,582	226,017	212,394

Changes in the composition of the group in 2009 relate mainly to the sale of the annuity and mortgage business of Chile. In 2008 it relates mainly to the sale of ING Life Taiwan. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Where discounting is used in the calculation of life insurance provisions, the rate is within the range 2.8% to 5.8% (2008: 3.1% to 6.0%) based on weighted averages.
Insurance provisions include a provision for the estimated cost of the agreement with regard to unit-linked policies. For more information reference is made to Note 31 ‘Legal proceedings’.
ING transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. This business continues to be included in Life insurance provisions. The related asset from the co-insurance contract is recognized under Reinsurance contracts. On January 23, 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.
To the extent that the assuming reinsurers are unable to meet their obligations, the Group remains liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible. The life reinsurance market is highly concentrated and, therefore, diversification of exposure is inherently difficult. To minimise its exposure to significant losses from reinsurer insolvencies, the Group evaluates the financial condition of its reinsurers, monitors concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer and maintains collateral. Reference is also made to the ‘Risk management’ section.
As at December 31, 2009, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounted to EUR 6,049 million (2008: EUR 6,539 million) after the provision for uncollectible reinsurance of EUR 1 million (2008: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in provision for unearned premiums and unexpired risks:

	Provision				Insurance
	net of reinsurance		Reinsurance contracts		and investment contracts
	2009	2008	2009	2008	2009	2008
Opening balance	1,756	2,614	13	99	1,769	2,713
Changes in the composition of the group	(1,454)	(643)	(11)	(93)	(1,465)	(736)

	302	1,971	2	6	304	1,977

Premiums written	1,702	4,747	70	196	1,772	4,943
Premiums earned during the year	(1,704)	(4,719)	(68)	(190)	(1,772)	(4,909)
Exchange rate differences	58	(231)		(1)	58	(232)
Other changes	3	(12)		2	3	(10)

Closing balance	361	1,756	4	13	365	1,769

Changes in the composition of the group in 2009 relate mainly to the sale of ING Canada. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Changes in claims provisions:

	Provision		Reinsurance		Insurance
	net of reinsurance		contracts		and investment contracts
	2009	2008	2009	2008	2009	2008
Opening balance	5,340	6,172	202	475	5,542	6,647
Changes in the composition of the group	(2,366)	(401)	(110)	(135)	(2,476)	(536)

	2,974	5,771	92	340	3,066	6,111

Additions
- for the current year	1,111	2,934	21	(93)	1,132	2,841
- for prior years	(361)	(583)	(6)	(12)	(367)	(595)
- interest accrual of provision	277	291			277	291

	1,027	2,642	15	(105)	1,042	2,537

Claim settlements and claim settlement costs
- for the current year	485	1,399	2	8	487	1,407
- for prior years	574	1,209	10	18	584	1,227

	1,059	2,608	12	26	1,071	2,634

Exchange rate differences	95	(407)	4	(26)	99	(433)
Other changes	36	(58)	2	19	38	(39)

Closing balance	3,073	5,340	101	202	3,174	5,542

Changes in the composition of the group in 2009 relate mainly to the sale of ING Canada. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
ING Group had an outstanding balance of EUR 42 million as at December 31, 2009 (2008: EUR 52 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean-up, the management of ING Group considers facts currently known and current legislation and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been obtained to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.
Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% (2008: 3.0% to 4.0%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in investment contracts liabilities:

	2009	2008
Opening balance	21,085	23,652
Changes in the composition of the group	(8,208)	(548)

	12,877	23,104

Current year liabilities	5,573	8,635

Prior year provisions:
- payments to contract holders	(9,711)	(8,472)
- interest accrual	122	268
- valuation changes investments	1,089	(1,535)

	(8,500)	(9,739)

Exchange rate differences	981	(1,111)
Other changes	371	196

Closing balance	11,302	21,085

Changes in the composition of the group in 2009 relate mainly to the sale of ING Australia. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Gross claims development table:

					Underwriting year
	2004	2005	2006	2007	2008	2009	Total
Estimate of cumulative claims:
At the end of underwriting year	1,234	1,126	1,118	1,038	1,088	1,184
1 year later	1,101	1,055	1,085	954	1,078
2 years later	947	953	996	890
3 years later	924	924	984
4 years later	924	909
5 years later	915

Estimate of cumulative claims	915	909	984	890	1,078	1,184	5,960

Cumulative payments	(752)	(697)	(746)	(566)	(644)	(487)	(3,892)

	163	212	238	324	434	697	2,068
Effect of discounting	(21)	(29)	(29)	(40)	(44)	(52)	(215)

Liability recognized	142	183	209	284	390	645	1,853

Liability relating to prior underwriting years							1,321

Total amount recognized in the balance sheet							3,174

The Group applies the exemption provided for in IFRS-IASB not to present Gross claims development for annual periods beginning before January 1, 2004 (the date of transition to IFRS-IASB) as it is impracticable to obtain such information.
18 Amounts due to banks
Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2009, liabilities concerning securities sold in repurchase transactions amounted to EUR 17,991 million (2008: EUR 41,336 million).
Amounts due to banks by type:

	Netherlands		International			Total
	2009	2008	2009	2008	2009	2008
Non-interest bearing	1,615	1,108	669	2,482	2,284	3,590
Interest bearing	35,681	74,580	46,270	74,095	81,951	148,675

	37,296	75,688	46,939	76,577	84,235	152,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
19 Customer deposits and other funds on deposit

	2009	2008
Savings accounts	304,104	263,637
Credit balances on customer accounts	110,087	174,141
Customer deposits	53,272	80,230
Other	2,045	4,775

	469,508	522,783

Customer deposits and other funds on deposit by type:

	Netherlands		International			Total
	2009	2008	2009	2008	2009	2008
Non-interest bearing	13,541	14,220	5,936	5,330	19,477	19,550
Interest bearing	124,488	195,727	325,543	307,506	450,031	503,233

	138,029	209,947	331,479	312,836	469,508	522,783

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2009, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 7,326 million (2008: EUR 5,759 million).
Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.
During 2009, certain product features and internal procedures for current accounts were amended. As a result thereof, the balances on these current accounts meet the criteria under IFRS for netting of positive and negative balances per client in the balance sheet. This additional netting resulted in a decrease in Loans and advances to customers (banking operations) and a similar decrease in Customer deposits and other funds on deposit of approximately EUR 73.9 billion.
20 Financial liabilities at fair value through profit and loss

	2009	2008
Trading liabilities	98,245	152,616
Non-trading derivatives	20,070	21,773
Designated as at fair value through profit and loss	11,474	14,009

	129,789	188,398

Trading liabilities by type:

	2009	2008
Equity securities	3,052	3,338
Debt securities	12,457	12,448
Funds on deposit	42,505	64,463
Derivatives	40,231	72,367

	98,245	152,616

As at December 31, 2009, the Funds on deposit include amounts payable of EUR 41,876 million (2008: EUR 63,107 million) with regard to repurchase transactions.
Non-trading derivatives by type:

	2009	2008
Derivatives used in:
- fair value hedges	5,195	5,897
- cash flow hedges	6,468	6,089
- hedges of net investments in foreign operations	316	370
Other non-trading derivatives	8,091	9,417

	20,070	21,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Designated as at fair value through profit and loss by type:

	2009	2008
Debt securities	9,396	9,963
Funds entrusted	560	1,972
Subordinated liabilities	1,518	1,733
Other		341

	11,474	14,009

The change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in the credit risk of that liability during 2009 was EUR (191) million (2008: EUR 230 million) and EUR 39 million (2008: EUR 208 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves). At December 31, 2009 the fair value of financial liabilities designated at fair value through profit and loss includes EUR 39 million (2008: EUR 230 million) attributable to own credit risk.
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 11,444 million (2008: EUR 14,336 million).
21 Other liabilities
Other liabilities by type:

	2009	2008
Deferred tax liabilities	1,470	2,841
Income tax payable	1,225	940
Pension benefits	589	609
Post-employment benefits	175	219
Other staff-related liabilities	484	342
Other taxation and social security contributions	1,001	1,104
Deposits from reinsurers	870	909
Accrued interest	16,789	17,552
Costs payable	2,654	3,764
Amounts payable to brokers	200	89
Amounts payable to policyholders	2,182	2,231
Reorganization provision	644	583
Other provisions	747	969
Share-based payment plan liabilities	24	11
Prepayments received under property under development	120	175
Amounts to be settled	2,930	3,753
Dividend payable		425
Other	8,321	8,235

	40,425	44,751

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in deferred tax:

				Changes
	Net	Change	Change	in the	Exchange		Net
	liability	through	through	composition	rate		liability
	2008	equity	net result	of the group	differences	Other	2009
Investments	(5,418)	5,330	341	17	(114)	53	209
Financial assets and liabilities at fair value through profit and loss	28	(1)	(324)	(21)	10	(4)	(312)
Deferred acquisition costs and VOBA	3,481	(568)	169	(12)	(174)	71	2,967
Fiscal reserve			(48)			48
Depreciation	15		(4)			1	12
Insurance provisions	(494)	(483)	(467)	55	(1)	(56)	(1,446)
Cash flow hedges	277	(197)			(2)	(9)	69
Pension and post-employment benefits	374		326				700
Other provisions	(1,422)	2	360	4	116	(72)	(1,012)
Receivables	(61)		(72)		(5)	(11)	(149)
Loans and advances to customers	(201)		(32)	(28)	1	45	(215)
Unused tax losses carried forward	(1,653)		(951)	7	82	7	(2,508)
Other	(119)	(70)	(695)	(34)	19	85	(814)

	(5,193)	4,013	(1,397)	(12)	(68)	158	(2,499)

Comprising:
- deferred tax liabilities	2,841						1,470
- deferred tax assets	(8,034)						(3,969)

	(5,193)						(2,499)

The Change through net result — Other relates mainly to the tax effect on the additional Illiquid Assets Back-Up Facility payments as part of the overall agreement with the European Commission of EUR 1.3 billion and on tax losses of foreign branches carried forward.
The Change through equity relating to Investments of EUR 5,330 million (2008: EUR (5,409) million) consists of a deferred tax component of EUR 4,836 million (2008: EUR (6,832) million) relating to Unrealized revaluations and a deferred tax component of EUR 494 million (2008: EUR 1,423 million) relating to Realized gains/losses transferred to profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in deferred tax:

				Changes
	Net	Change	Change	in the	Exchange		Net
	liability	through	through	composition	rate		liability
	2007	equity	net result	of the group	differences	Other	2008
Investments	258	(5,409)	(463)	114	(268)	350	(5,418)
Financial assets and liabilities at fair value through profit and loss	156	(2)	(303)	17	(10)	170	28
Deferred acquisition costs and VOBA	3,047	778	36	(632)	266	(14)	3,481
Fiscal reserve	15		(3)	(1)		(11)
Depreciation	(11)	1	3	22	(4)	4	15
Insurance provisions	(871)	450	(104)	571	(56)	(484)	(494)
Cash flow hedges	43	154	(10)		12	78	277
Other provisions	(1,146)	19	(255)	41	(70)	(11)	(1,422)
Receivables	100		(41)	(12)	(1)	(107)	(61)
Loans and advances to customers	280		(451)	(1)	(4)	(25)	(201)
Unused tax losses carried forward	(932)		(633)	97	(20)	(165)	(1,653)
Other	(46)	(52)	24	41	(77)	365	255

	893	(4,061)	(2,200)	257	(232)	150	(5,193)

Comprising:
- deferred tax liabilities	3,616						2,841
- deferred tax assets	(2,723)						(8,034)

	893						(5,193)

Deferred tax in connection with unused tax losses carried forward:

	2009	2008
Total unused tax losses carried forward	10,073	6,392
Unused tax losses carried forward not recognized as a deferred tax asset	(1,779)	(638)

Unused tax losses carried forward recognized as a deferred tax asset	8,294	5,754

Average tax rate	30.2%	28.7%
Deferred tax asset	2,508	1,653
The following tax loss carry forwards and tax credits will expire as follows as at 31 December:
Total unused tax losses carried forward analyzed by expiry terms:

	No deferred tax		Deferred tax
	asset recognized		asset recognized
	2009	2008	2009	2008
Within 1 year	54	2	79	56
More than 1 year but less than 5 years	510	68	381	425
More than 5 years but less than 10 years	177	219	3,199	2,802
More than 10 years but less than 20 years	962	298	3,960	1,540
Unlimited	76	51	675	931

	1,779	638	8,294	5,754

Deferred tax assets are recognized for temporary deductible differences, for tax loss carry forwards and unused tax credits only to the extent that realization of the related tax benefit is probable.
The deferred tax asset includes balances for which the utilization is dependent on future taxable profits whilst the related entities have incurred losses in either the current year or the preceding year. The aggregate amount for the most significant entities where this applies is EUR 1,754 million. Recognition is based on the fact that it is probable that the entity will have taxable profits and /or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
As of December 31, 2009 and December 31, 2008, ING Group had no significant temporary differences associated with the its parent company’s investments in subsidiaries, branches and associates and interest in joint ventures as any economic benefit from those investments will not be taxable at parent company level.
Changes in reorganization provision:

	2009	2008
Opening balance	583	619
Changes in the composition of the group		(22)
Additions	686	162
Interest	11	15
Releases	(89)	(18)
Charges	(604)	(169)
Exchange rate differences	(2)	(6)
Other changes	59	2

Closing balance	644	583

As at December 31, the provision for reorganization, of which EUR 433 million relates to termination benefits, mainly related to the reorganization of Postbank, Postkantoren, Nationale Nederlanden, RVS and Insurance Americas.
The provision for reorganization as at December 31, 2008 includes EUR 360 million for the restructuring of the retail business of Postbank and ING Bank.
Changes in other provisions:

	Litigation			Other		Total
	2009	2008	2009	2008	2009	2008
Opening balance	371	229	598	552	969	781
Changes in the composition of the group	7	(1)	(35)	8	(28)	7
Additions	24	202	247	313	271	515
Releases	(3)		(11)	(6)	(14)	(6)
Charges	(109)	(28)	(347)	(279)	(456)	(307)
Exchange rate differences	1	(6)	6	(15)	7	(21)
Other changes	16	(25)	(18)	25	(2)

Closing balance	307	371	440	598	747	969

In 2009 Other provisions includes the provision for the industry-wide deposit guarantee scheme in the Netherlands due to the bankruptcy of DSB Bank.
Included in Other provisions in 2008 is a provision for a loss of EUR 292 million relating to the agreed disposal of ING Life Taiwan as disclosed in Note 30 ‘Companies acquired and companies disposed’.
In general, Reorganization and Other provisions are of a short-term nature.
The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.
Pension and post-employment benefits
Summary of pension benefits:

	2009	2008	2007	2006	2005
Defined benefit obligation	14,209	14,271	14,499	15,758	15,782
Fair value of plan assets	15,310	13,366	14,708	14,361	12,937

	(1,101)	905	(209)	1,397	2,845

Unrecognized past service costs	(3)	(5)	(3)
Unrecognized actuarial gains/(losses)	(1,450)	(2,072)	198	(687)	(1,778)

	(2,554)	(1,172)	(14)	710	1,067

Presented as:
- Other liabilities	589	609	425	961	1,067
- Other assets	(3,143)	(1,781)	(439)	(251)

	(2,554)	(1,172)	(14)	710	1,067

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Summary of post-employment benefits:

	2009	2008	2007	2006	2005
Defined benefit obligation	156	210	220	239	441

	156	210	220	239	441

Unrecognized past service costs	8	2	4	10	(6)
Unrecognized actuarial gains/(losses)	11	7	8	(2)	(27)

	175	219	232	247	408

Presented as:
- Other liabilities	175	219	232	247	408

	175	219	232	247	408

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
Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities. The amount incurred in 2009 was EUR 81 million (2008: EUR 68 million).
Actuarial gains and losses related to pensions and post-employment benefits for the year ended December 31, 2009 include EUR 387 million (2008: EUR (2,647) million; 2007: EUR (789) million; 2006: EUR (180) million; 2005: EUR 873 million) experience gain adjustments for assets and EUR 172 million (2008: EUR (70) million; 2007: EUR 83 million; 2006: EUR (163) million; 2005 EUR 116 million) experience gain adjustments for liabilities.
Changes in defined benefit obligations:

			Post-employment
			benefits other than
	Pension benefits		pensions
	2009	2008	2009	2008
Opening balance	14,271	14,499	210	220
Current service cost	320	356	(8)	(1)
Interest cost	778	787	10	12
Employer’s contribution				2
Participants contributions	3	7
Benefits paid	(640)	(601)	(6)	(8)
Actuarial gains and losses	(100)	(369)	(10)	1
Past service cost	18	79	(27)	1
Changes in the composition of the group and other changes	(372)	(169)	(10)	(18)
Effect of curtailment or settlement	(96)	(135)
Exchange rate differences	27	(183)	(3)	1

Closing balance	14,209	14,271	156	210

Relating to:
- funded plans	14,160	14,219
- unfunded plans	49	52	156	210

	14,209	14,271	156	210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The estimated unrecognized past services cost and unrecognized actuarial gains and losses for the defined benefit plans to be amortized to pension and other staff related liability costs during 2010 are nil and EUR 16 million, respectively.
Changes in fair value of plan assets:

	Pension benefits
	2009	2008
Opening balance	13,366	14,708
Expected return on plan assets	842	886
Employer’s contribution	1,632	1,366
Participants contributions	3	7
Benefits paid	(600)	(584)
Actuarial gains and losses	387	(2,647)
Changes in the composition of the group and other changes	(374)	(127)
Exchange rate differences	54	(243)

Closing balance	15,310	13,366

The actual return on the plan assets amounted to EUR 1,229 million
(2008: EUR (1,761) million).
No plan assets are expected to be returned to ING Group during 2010.
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
Categories of plan assets in percentages:

				Weighted
	Target			average expected
	allocation	Percentage of plan assets		long term rate of return
	2010	2009	2008	2009	2008
Equity securities	44	40	33	7.8	8.1
Debt securities	45	48	53	4.8	4.7
Other	11	12	14	6.3	6.5

	100	100	100	6.0	6.2

Equity securities include ING Group ordinary shares of EUR 3 million (0.02% of total plan assets) as at December 31, 2009 (2008: EUR 4 million, 0.03% of total plan assets). Other includes mainly real estate. Real estate occupied by ING Group as at December 31, 2009 which is included in Other includes nil (0.0% of total plan assets) (2008: nil, 0.0% of total plan assets).
Determination of expected return on assets
An important aspect of financial reporting is the assumption used for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plans’ asset allocations, historical returns on the types of assets held in the Funds, and the current economic environment. Based on these factors, it is expected that the Funds’ assets will earn an average annual percentage in the long term. This estimate takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Funds. For estimation purposes, it is assumed that the long term asset mixes will be consistent with the current mixes. Changes in the asset mixes could have an impact on the amount of recognized pension income or expense, the funded status of the Plans, and the need for future cash contributions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Weighted averages of basic actuarial assumptions in annual % as at December 31,:

			Post-employment
			benefits other than
	Pension benefits		pensions
	2009	2008	2009	2008
Discount rates	5.70	5.70	5.30	5.50
Mortality rates	1.30	1.60	1.30	1.60
Expected rates of salary increases (excluding promotion increases)	2.80	2.70	3.10	3.20
Medical cost trend rates			6.10	6.60
Consumer price inflation	2.00	2.10	2.10	2.10
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
An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 4 million as at December 31, 2009 (2008: EUR 4 million) and EUR 2 million increase in the charge for the year (2008: nil). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 3 million as at December 31, 2009 (2008: EUR 4 million) and EUR 1 million decrease in the charge for the year (2008: nil).
Expected cash flows
During 2010 the expected contributions to pension plans are EUR 1,193 million.
The following benefit payments, which reflect expected future service as appropriate, are expected to be paid by the plan:
Benefit payments:

		Post-employment
		benefits other
	Pension benefits	than pensions
2010	611	15
2011	589	14
2012	543	14
2013	583	14
2014	594	13
Years 2015 - 2019	3,183	44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.1.4. ADDITIONAL INFORMATION TO THE CONSOLIDATED BALANCE SHEET OF ING GROUP
22 Assets and liabilities by contractual maturity
Assets by contractual maturity:

	Less than 1	1-3	3-12	1-5		Maturity not
2009	month	months	months	years	Over 5 years	applicable	Total
Cash and balances with central banks	15,390						15,390
Amounts due from banks	25,598	2,649	4,448	7,733	2,969		43,397
Financial assets at fair value through profit and loss
- trading assets	39,844	8,316	12,827	28,014	22,443		111,444
- investments for risk of policyholders (1)						104,597	104,597
- non-trading derivatives	320	205	668	4,843	5,596		11,632
- designated as at fair value through profit and loss	412	169	626	1,244	1,577	1,489	5,517
Investments
- available-for-sale	3,129	6,716	15,449	67,065	83,655	21,689	197,703
- held-to-maturity	172	475	1,840	10,336	1,586		14,409
Loans and advances to customers	61,973	14,357	32,322	141,482	320,954	4,187	575,275
Reinsurance contracts	13	27	122	626	2,591	2,101	5,480
Intangible assets	3	7	254	705	317	4,735	6,021
Deferred acquisition costs	28	20	128	451	2,752	8,019	11,398
Assets held for sale	4,524	218	282				5,024
Other assets	15,564	3,621	7,451	6,385	5,594	614	39,229
Remaining assets (where maturities are not applicable) (2)						13,456	13,456

Total assets	166,970	36,780	76,417	268,884	450,034	160,887	1,159,972

(1)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(2)	Included in remaining assets where maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.
Amounts presented in this table by contractual maturity are the amounts as presented in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Assets by contractual maturity:

	Less than 1	1-3	3-12	1-5		Maturity not
2008	month	months	months	years	Over 5 years	applicable	Total
Cash and balances with central banks	22,045						22,045
Amounts due from banks	32,620	3,086	5,019	6,299	1,423		48,447
Financial assets at fair value through profit and loss
- trading assets	52,759	13,871	22,061	36,396	34,784	507	160,378
- investments for risk of policyholders (1)						95,366	95,366
- non-trading derivatives	2,456	1,024	1,521	3,907	7,531	45	16,484
- designated as at fair value through profit and loss	703	232	829	2,057	2,154	2,302	8,277
Investments
- available-for-sale	4,508	10,485	14,589	77,844	101,595	33,831	242,852
- held-to-maturity	74	139	1,109	10,758	3,360		15,440
Loans and advances to customers	145,911	16,390	30,279	111,262	311,843	1,091	616,776
Reinsurance contracts	30	46	204	886	1,148	3,483	5,797
Intangible assets	3	7	315	810	2,268	3,512	6,915
Deferred acquisition costs	11	110	247	390	2,637	8,448	11,843
Assets held for sale		15,312					15,312
Other assets	15,446	4,669	9,526	7,075	8,254	2,695	47,665
Remaining assets (where maturities are not applicable) (2)						15,051	15,051

Total assets	276,566	65,371	85,699	257,684	476,997	166,331	1,328,648

23 Liabilities by contractual maturity
As a result of amendments made to IFRS 7 the disclosure on the contractual maturity has been revized for 2009. The amendments affect the disclosure of financial liabilities by contractual maturity for 2009 only as the amendment to IFRS 7 do not require presentation of comparatives. The table below includes all financial liabilities by maturity based on contractual, undiscounted cash flows. Furthermore, the undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket. Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included. Reference is made to the liquidity risk paragraph in the ‘Risk Management’ section for a description on how liquidity risk is managed.
The amounts presented in the column Adjustment reconcile the contractual maturity amounts to the balance sheet value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Liabilities by contractual maturity:

	Less					Maturity
	than 1	1-3	3-12	1-5	Over 5	not
2009	month	months	months	years	years	applicable	Adjustment	Total
Subordinated loans						10,099		10,099
Debt securities in issue	18,851	36,436	19,717	34,563	11,143		(729)	119,981
Other borrowed funds	2,692	528	2,923	4,109	12,332	1,040	(473)	23,151
Amounts due to banks	45,326	15,044	10,131	9,768	3,966			84,235
Customer deposits and other funds on deposit	410,522	26,092	21,819	9,418	1,657			469,508
Financial liabilities at fair value through profit and loss
- other trading liabilities	41,942	1,891	3,243	7,022	4,376		(460)	58,014
- trading derivatives	2,725	3,419	11,235	27,908	12,258		(17,314)	40,231
- non-trading derivatives	1,459	2,369	6,696	24,150	9,755	677	(25,036)	20,070
- designated as at fair value through profit and loss	218	616	1,715	5,220	4,047		(342)	11,474

Financial liabilities	523,735	86,395	77,479	122,158	59,534	11,816	(44,354)	836,763

Insurance and investment contracts	1,618	1,830	7,300	33,723	90,322	106,065		240,858
Liabilities held for sale	4,630	77	183					4,890
Other liabilities	15,567	3,059	12,256	5,586	3,390	567		40,425

Total liabilities	545,550	91,361	97,218	161,467	153,246	118,448	(44,354)	1,122,936

Coupon interest due on financial liabilities	4,163	1,578	5,654	15,371	55,681			82,447
The amounts presented in the column Adjustment reconcile the contractual maturity amounts to the balance sheet value.
Liabilities by contractual maturity:

						Maturity
	Less than 1	1-3	3-12	1-5	Over 5	not
2008	month	months	months	years	years	applicable	Total
Subordinated loans						10,281	10,281
Debt securities in issue	25,666	24,299	11,886	24,585	10,052		96,488
Other borrowed funds	3,354	4,700	2,668	6,505	13,971		31,198
Insurance and investment contracts	2,345	2,485	9,289	33,569	93,538	99,564	240,790
Amounts due to banks	83,456	38,600	17,626	9,454	3,129		152,265
Customer deposits and other funds on deposit	438,451	18,801	49,951	12,843	2,737		522,783
Financial liabilities at fair value through profit and loss
- trading liabilities	62,251	13,121	16,632	31,011	29,598	3	152,616
- non-trading derivatives	1,316	882	1,134	7,831	10,575	35	21,773
- designated as at fair value through profit and loss	573	833	2,429	5,935	4,239		14,009
Liabilities held for sale		15,020					15,020
Other liabilities	17,053	5,782	9,540	7,855	2,954	1,567	44,751

Total liabilities	634,465	124,523	121,155	139,588	170,793	111,450	1,301,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
24 DERIVATIVES AND HEDGE ACCOUNTING
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
The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-IASB hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS-IASB are classified and accounted for according to the nature of the instrument hedged and the type of IFRS-IASB hedge model that is applicable. The three models applicable under IFRS-IASB are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in section ‘Principles of valuation and determination of results’.
To qualify for hedge accounting under IFRS-IASB, strict criteria must be met. Certain hedges that are economically effective from a risk management perspective do not qualify for hedge accounting under IFRS-IASB. The fair value changes of derivatives relating to such non qualifying hedges are taken to the profit and loss account. However, in certain cases, the Group mitigates the resultant profit and loss account volatility by designating hedged assets and liabilities at fair value through profit and loss. If hedge accounting is applied under IFRS-IASB, it is possible that during the hedge a hedge relationship no longer qualifies for hedge accounting and hedge accounting cannot be continued, even if the hedge remains economically effective. As a result, the volatility arising from undertaking economic hedging in the profit and loss account may be higher than would be expected from an economic point of view.
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
For the year ended December 31, 2009, ING Group recognized EUR (474) million (2008: EUR (1,783) million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR 319 million (2008: EUR 1,988 million) fair value changes recognized on hedged items. This resulted in EUR (155) million (2008: EUR 205 million) net accounting ineffectiveness recognized in the profit and loss account. As at December 31, 2009, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR (2,468) million (2008: EUR (2,035) million), presented in the balance sheet as EUR 2,727 million (2008: EUR 3,862 million) positive fair values under assets and EUR 5,195 million (2008: EUR 5,897 million) negative fair values under liabilities.

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
For the year ended December 31, 2009, ING Group recognized EUR (805) million (2008: EUR 746 million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at December 31, 2009 was EUR 442 million (2008: EUR 1,457 million) gross and EUR 372 million (2008: EUR 1,177 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 44 years for insurance operations and 50 years for banking operations, with the largest concentrations in the range of 4 to 9 years for insurance operations and 1 to 13 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting of EUR (10) million (2008: EUR 22 million) was recognized in the profit and loss account.
As at December 31, 2009, the fair values of outstanding derivatives designated under cash flow hedge accounting was EUR (947) million (2008: EUR (318) million), presented in the balance sheet as EUR 5,521 million (2008: EUR 5,771 million) positive fair values under assets and EUR 6,468 million (2008: EUR 6,089 million) negative fair values under liabilities.
As at December 31, 2009 and December 31, 2008, there were no non-derivatives designated as hedging instruments for cash flow hedge accounting purposes.
Included in Interest income and interest expense on non-trading derivatives is EUR 2,159 million (2008: EUR 3,082 million) and EUR 1,964 million (2008: EUR 2,744 million), respectively, relating to derivatives used in cash flow hedges.
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
As at December 31, 2009, the fair values of outstanding derivatives designated under net investment hedge accounting was EUR (278) million (2008: EUR 300 million), presented in the balance sheet as EUR 38 million (2008: EUR 670 million) positive fair values under assets and EUR 316 million (2008: EUR 370 million) negative fair values under liabilities.
As at December 31, 2009, the fair values of outstanding non-derivatives designated under net investment hedge accounting was EUR 555 million, presented in the balance sheet as positive fair values under assets (2008: EUR (881) million presented as negative fair value under liabilities). Non-derivatives designated as hedging instruments consist mainly of loan agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Accounting ineffectiveness recognized in the profit and loss account for the year ended December 31, 2009 on derivatives and non-derivatives designated under net investment hedge accounting was EUR 1 million (2008: EUR (6) million).
25 Maximum credit exposure
ING’s maximum credit exposure as at December 31, 2009 and 2008 is represented as follows:

	2009	2008
Cash and balances with central banks	15,390	22,045
Amounts due from banks
- loans and advances to banks	39,696	40,705
- cash advances, overdrafts and other balances	3,701	7,742
Trading assets
- debt securities	25,287	26,652
- loans and receivables	41,975	59,449
- derivatives	41,450	71,925
Non-trading derivatives	11,632	16,484
Designated as at fair value through profit and loss	5,517	8,277
Available-for-sale debt securities	188,850	234,030
Held-to-maturity debt securities	14,409	15,440
Loans and advances to customers
- policy loans	2,903	2,960
- public authorities	51,079	26,385
- secured by mortgages	315,503	315,902
- guaranteed by credit institutions	10,229	5,816
- unsecured loans	5,995	2,612
- other personal lending	19,270	29,615
- mortgage backed securities	22,135	9,055
- other corporate lending	147,097	222,533
- other	1,062	1,898
Reinsurance contracts	5,480	5,797
Reinsurance and insurance receivables	2,125	3,683
Other receivables	6,700	8,334

Maximum credit exposure on balance sheet	977,485	1,137,339

Off-balance sheet credit commitments
- discounted bills — Bank	1	1
- guarantees — Bank	21,545	22,391
- irrevocable letters of credit — Bank	12,352	10,458
- other — Bank	202	453
- irrevocable facilities	85,835	89,081
- commitments — Insurance	1,646	4,221
- guarantees — Insurance	3,463	2,460

Maximum credit exposure off balance sheet	125,044	129,065

Maximum credit exposure	1,102,529	1,266,404

The maximum credit exposure for relevant items on the balance sheet is the balance sheet carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Collateral received is not taken into account.
The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
26 Assets not freely disposable
The assets not freely disposable consist primarily of interest bearing securities pledged to secure deposits from De Nederlandsche Bank (the Dutch central bank) and other banks and serve to secure margin accounts or are used for other purposes required by law. The assets not freely disposable are as follows:

	2009	2008
Investments	5,906	6,521
Loans and advances to customers	33,053	3,136
Banks	7,441	6,889
Other assets and loans that for liquidity purposes have been pledged collateral in the United States	6,350	6,438

	52,750	22,984

Banks includes Amounts due from banks and balances with central banks. ING Bank N.V. has an obligation to maintain a reserve with an average monthly balance with the Dutch central bank. In December 2009 the required monthly average was EUR 5,620 million (2008: EUR 5,810 million). As at December 31, 2009 the balance on this reserve was EUR 354 million (2008: EUR 3,529 million).
Loans and advances to customers, not freely disposable, includes the loan to the Dutch State in connection with the Illiquid Assets Back-Up Facility agreement as disclosed in Note 33 ‘Related parties’ and loans that for liquidity purposes have been pledged collateral in the United States of EUR 7 billion and Germany of EUR 5 billion.
There are no material terms and conditions relating to the collateral represented in the above table which are individually significant.
27 Contingent liabilities and commitments
In the normal course of business the Group is a party to activities whose risks are not reflected in whole or part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

	Less					Maturity
	than 1	1-3	3-12	1-5	Over 5	not	2009	2008
	month	months	months	years	years	applicable	Total	Total
Banking operations
Contingent liabilities in respect of:
- discounted bills		1					1	1
- guarantees	14,492	403	1,017	2,359	3,274		21,545	22,391
- irrevocable letters of credit	5,413	4,460	1,190	757	532		12,352	10,458
- other	112	36	42	12			202	453

	20,017	4,900	2,249	3,128	3,806		34,100	33,303

Insurance operations
Commitments	1,218	8	83	292	2	43	1,646	4,221
Guarantees			826		1,679	958	3,463	2,460

	1,218	8	909	292	1,681	1,001	5,109	6,681

Irrevocable facilities	36,284	17,539	8,351	20,130	3,531		85,835	89,081

	57,519	22,447	11,509	23,550	9,018	1,001	125,044	129,065

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

Future rental commitments for operating lease contracts:
2010	209
2011	170
2012	180
2013	231
2014	157
Years after 2014	132
28 Special purpose entities and securitization
Securitization
ING as originator
ING Group enters into synthetic securitization programmes in order to reduce credit risk on certain assets. In synthetic securitizations, ING Group enters into a credit default swap with securitization Special Purpose Entities (SPEs), in relation to which ING Group purchases credit protection in respect of residential mortgage loans and loans to small and medium-sized enterprises. The SPEs have in turn hedged their exposure with investors through the issue of credit linked notes or credit linked commercial paper. As a result of these transactions, ING Group has transferred a substantial part of the credit risk related to these loan portfolios to third-party investors. In general, the third-party investors in securities issued by the SPE have recourse only to the assets of the SPE and not to ING Group.
After securitization of these assets ING Group continues to recognise them on its balance sheet under Loans and advances to customers. These transactions are therefore not off-balance sheet arrangements.
Assets under synthetic securitization programmes:

	2009	2008
Loans to small and medium-sized enterprises	6,583	8,603
Mortgages	6,865	6,101

Total	13,448	14,704

ING Group as sponsor of multi-seller conduit
In the normal course of business, ING Group structures financing transactions for its clients by assisting them in obtaining sources of liquidity by selling the clients’ receivables or other financial assets to an SPE. The SPE issues asset-backed commercial paper to the market to fund the purchases. ING Group, in its role as administrative agent, facilitates these transactions by providing structuring, accounting, funding and operations services.
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
Collateralized debt obligations (CDO)-transactions
Within ING Group, SPEs are used for CDO transactions. In a typical CDO transaction an SPE is used to issue structured, rated securities which are backed (or collateralized) by a pool of transferable debt securities. Besides investing in CDOs ING Group often has different roles in these transactions:
•	the arranger of the transaction; ING Group structures the SPE, acquires the assets for the SPE and sells the CDOs to investors;
•	collateral manager of the assets in the SPE; ING Group manages the assets based on strict conditions of the SPEs charter.
ING Group receives market-rate fees for structuring, asset managing and distributing CDO-securities to investors. The total amount of these fees is not significant.
ING Group as investor
As part of its investment activities, ING Group invests in securitizations by purchasing notes from securitization SPEs. For certain own asset securitization programmes ING Group acts as a market maker and holds limited positions in this capacity.
Non-cash investments are made by ING Group by selling credit protection in the market using credit default swaps.
Other entities
ING Group is also a party to other SPEs used, for example, in structured finance and leasing transactions.
Investment funds
ING Group as fund manager and investor
ING Group sets up investment funds for which it acts as a fund manager and sole investor at the inception of the fund. Subsequently, ING Group will seek third-party investors to invest in the fund, thereby reducing the interest of ING Group. In general, ING Group will maintain a small percentage of interest in these funds. These funds are included in the consolidated financial statements of the Group if and when control exists, taking into account both ING Group’s financial interests for own risk and its role as investment manager.
ING Group as fund manager
ING Group acts as fund manager for several funds. Fees related to these management activities are charged on an at arm’s-length basis. In general, as a fund manager ING Group will hold these funds in a fiduciary capacity. These funds are therefore generally not included in the consolidated financial statements of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
29 principal subsidiaries
The principal subsidiaries of ING Groep N.V. are as follows:

Companies treated as part of the banking operations
ING Bank N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease Holding B.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
InterAdvies N.V.	The Netherlands
Nationale-Nederlanden Financiële Diensten B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
Westland Utrecht Hypotheekbank N.V.	The Netherlands
ING België N.V.	Belgium
ING Bank Slaski S.A.	Poland
ING Bank Deutschland A.G.	Germany
ING Financial Holdings Corporation	United States of America
ING Middenbank Curaçao N.V.	Netherlands Antilles
ING Vysya Bank Ltd.	India
ING Direct N.V.	Canada, Germany, Spain, Australia, France, United States of America, Italy, United Kingdom
ING Bank A.S.	Turkey

Companies treated as part of the insurance operations
ING Verzekeringen N.V.	The Netherlands
ING Vastgoed Belegging B.V.	The Netherlands
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands
Parcom Capital B.V.	The Netherlands
ING Levensverzekering Retail N.V.	The Netherlands
ING Schadeverzekering Retail N.V.	The Netherlands
RVS Levensverzekering N.V.	The Netherlands
RVS Schadeverzekering N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Zivotna Poistovna a.s.	Slovakia
ING Nationale-Nederlanden Polska S.A.	Poland
ING Nationale-Nederlanden Polska Powszechne	Poland
Towarzystwo S.A. Emerytaine
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Nationale-Nederlanden Magyarorszagi Biztosito Rt.	Hungary
Nationale-Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale-Nederlanden Generales,	Spain
Compañia de Seguros y Reaseguros S.A.
ING America Insurance Holdings, Inc.	United States of America
ING International Insurance Holdings, Inc.	United States of America
ING Life Insurance and Annuity Company	United States of America
ING North America Insurance Corporation	United States of America
Lion Connecticut Holdings Inc.	United States of America
ReliaStar Life Insurance Company	United States of America
ReliaStar Life Insurance Company of New York	United States of America
Security Life of Denver Insurance Company	United States of America
ING USA Annuity and Life Insurance Company	United States of America
ING Life Insurance Company (Bermuda) Limited	Hong Kong
Security Life of Denver International Limited	Bermuda
ING Seguros de Vida S.A.	Chile
AFP Capital S.A.	Chile
ING Insurance Berhad	Malaysia
ING Afore S.A. de C.V.	Mexico
ING Life Insurance Company (Japan) Limited	Japan
ING Life Insurance Company (Korea) Limited	South Korea
ING Australia Holdings Limited	Australia
ING Re (Netherlands) N.V.	The Netherlands

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
30 Companies acquired and companies disposed
Goodwill recognized in 2009 amounted to EUR 39 million as disclosed in Note 9 ‘Intangible assets’. This includes EUR 26 million in relation to the consolidation of 3W Holding B.V as disclosed below. There were no significant acquisitions in 2009.
In August 2009 ING obtained control of its 50% owned joint venture 3W Holding B.V., a real estate development company. ING obtained a majority representation in the Supervisory Board of 3W Holding B.V. and entered into an option agreement that allows ING to acquire the remaining 50%. As a result of obtaining control, 3W Holding B.V. is fully included in the consolidation as of September 2009. Net assets upon consolidation amounted to EUR (21) million. The estimated consideration payable for obtaining the remaining 50% under the option agreement is approximately EUR 5 million. Therefore, goodwill of EUR 26 million is recognized. This goodwill is mainly attributable to operational synergies arising from obtaining control of the professional network of 3W and the future business potential in the southern Netherlands where 3W is active.

3W Holding B.V.
General
Primary line of business	Bank

Date of full consolidation	September 1, 2009

Estimated purchase consideration payable	5

Assets
Miscellaneous other assets	51

Liabilities
Customer deposits and other funds on deposit	21
Miscellaneous other liabilities	51

Net assets	(21)

Goodwill recognized	26

Profit since date of full consolidation	(16)
Income if fully consolidated at start of year	(5)
Profit if fully consolidated at start of year	(19)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Disposals effective in 2009
Most significant companies disposed in 2009:

					Annuity and	Australia/
					Mortgage business	New
	ING Life Taiwan(5)		ING Canada		of Chile	Zealand	Total
General
Primary line of business	Insurance		Insurance		Insurance	Insurance

Sales proceeds
Cash proceeds (1)			1,316		217	1,106	2,639
Non-cash proceeds	466						466

Sales proceeds	466		1,316		217	1,106	3,105

Assets
Cash assets	80		322		2	233	637
Investments	9,801		2,350		1,803	385	14,339
Loans and advances to customers	1,341		79		413		1,833
Financial assets at fair value through profit and loss	1,552		1,075		52	8,370	11,049
Miscellaneous other assets	2,538		2,092		74	639	5,343

Liabilities
Insurance and investment contracts	14,294		3,761		2,009	8,524	28,588
Miscellaneous other liabilities	260		223		95	334	912

Net assets	758		1,934		240	769	3,701
% disposed	100%		70	%(4)	100%	100%

Net assets disposed	758		1,354		240	769	3,121

Gain/loss on disposal (2)	(292	)(3)	(38)		(23)	337	(16)

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.

(3)	The loss was recognized in 2008.

(4)	After disposal of the 70% stake ING has no remaining stake in ING Canada.

(5)	Assets and liabilities included in this column were presented as assets/liabilities held for sale as at December 31, 2008.
In October 2008 ING reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. The sale was completed in February 2009 at a final sales price of EUR 466 million (USD 600 million). This differs from the proceeds reported in 2008 of EUR 447 million due to movements in the dollar/euro exchange rate between date of signing the sales agreement and the date of closing. ING was paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and the sale price being paid in subordinated debt securities of the acquirer. This transaction resulted in a loss of EUR 292 million. This loss includes EUR 214 million loss on disposal (recognized in 2008 in ‘Net result on disposal of group companies’ in the profit and loss account) and EUR 78 million operating loss in the period that ING Life Taiwan was held for sale. ING Life Taiwan was previously included in the segment Insurance Asia/Pacific.
In February 2009, ING completed the sale of its 70% stake in ING Canada for net proceeds of EUR 1,316 million. This differs from the proceeds presented in the annual accounts of 2008 of EUR 1,265 million due to movements in the Canadian dollar/euro exchange rate between date of signing the sales agreement and the date of closing. The sale was effected through a private placement and a concurrent ‘bought deal’ public offering in Canada. This transaction resulted in a loss of EUR 38 million. ING Canada was previously included in the segment Insurance Americas.
In July 2009 ING reached an agreement to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A for EUR 217 million. This sale does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile where ING remains committed to developing leadership positions. This sale was completed in November 2009 and resulted in a loss of EUR 23 million. These non-core Annuity and Mortgages businesses were previously included in the segment Insurance Americas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In September 2009 ING reached an agreement to sell its life insurance and wealth management venture in Australia and New Zealand to ANZ, its joint venture partner. Under the terms of the agreement, ING will sell its 51% equity stakes in ING Australia and ING New Zealand to ANZ for EUR 1,106 million cash proceeds. The transaction is part of ING’s Back to Basics strategy. The sale was complete in November 2009 and resulted in a profit for ING of EUR 337 million. The joint venture was previously included in the segment Insurance Asia/Pacific.
Acquisitions and disposals announced and occurring or expected to occur in 2010
In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 344 million (CHF 520 million) in cash. The transaction generates a profit for ING of approximately EUR 70 million which will be recognized upon completion in 2010. A tax benefit of EUR 83 million related to Private Banking Switzerland was recognized in 2009. At the closing date of the sale of Private Banking Switzerland ING announced a total gain of approximately EUR 150 million. The sale was completed in January 2010. The Swiss Private Banking business is included in the segment Retail Banking.
In October 2009 ING reached an agreement to sell its Asian Private Banking business for a consideration of USD 1,463 million (approximately EUR 1,000 million). The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The transaction generates a profit for ING of approximately EUR 300 million. The sale was completed in January 2010. The Asian Private Banking business is included in the segment Retail Banking.
In November 2009 ING reached an agreement to sell three of its U.S. independent retail broker-dealer units, which comprise three-quarters of ING Advisors Network, to Lightyear Capital LLC. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California., Multi-Financial Securities Corporation, based in Denver, Colorado., PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office shared services supporting those broker dealers, which collectively do business as ING Advisors Network. The sale was completed in February 2010. The three U.S. independent retail broker-dealer units are included in the segment Insurance Americas.
In December 2009 ING announced it will sell its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC is included in the segment Insurance Asia/Pacific. The transaction is expected to be closed in the second half of 2010.
All the above described disposals will be deconsolidated in 2010 when ING loses control. They qualify as disposal groups held for sale at December 31, 2009 as ING expects to recover the carrying amount principally through the sale transactions. They are available for sale in their immediate condition subject to terms that are usual and customary for sales of such assets and the sales are highly probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Most significant companies acquired in 2008:

			Chile Pension
		Universal Lease	business of
	Interhyp AG	Iberia	Santander	CitiStreet	Oyak Emeklilik	Total
General
Primary line of business	Bank	Bank	Insurance	Insurance	Insurance
Date of acquisition	August 1, 2008	October 1, 2008	January 16, 2008	July 1, 2008	December 1, 2008
Percentage of voting shares acquired	99%	100%	100%	100%	100%
Purchase price
Purchase price	418		397	578	110	1,503
Costs directly attributable to the acquisition			4	5		9

Cash purchase price	418		401	583	110	1,512
Cash in company acquired				45	35	80

Cash outflow on acquisition (2)	418		401	538	75	1,432

Assets
Cash assets				45	35	80
Investments			8			8
Loans and advances to customers			6			6
Amounts due from banks	43					43
Financial assets at fair value through profit and loss			78			78
Intangible assets			31	73		104
Miscellaneous other assets	20	235	2	24	8	289

Liabilities
Insurance and investment contracts			7			7
Customer deposits and other funds on deposit		224				224
Miscellaneous other liabilities	16	20	6	26	2	70

Net assets	47	(9)	112	116	41	307
Minority interests

Net assets acquired	47	(9)	112	116	41	307

Goodwill recognized (1)	371	9	285	462	69	1,196

Profit since date of acquisition	(7)		3	(7)		(11)
Income if acquisition effected at start of year	61	42	17	275	12	407
Profit if acquisition effected at start of year	(20)	(1)	1	8		(12)

(1)	Goodwill recognized in 2008 on immaterial acquisitions and real estate portfolios was EUR 133 million, resulting in total Goodwill recognized in 2008 of EUR 1,329 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.
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
In January 2008, ING closed the final transaction to acquire 100% of Banco Santander’s Latin American pension and annuity businesses through the acquisition of the pension business in Chile. See Acquisitions effective in 2007 in this note for full details of the entire deal.
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
In July 2008, ING completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced in February 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale resulted in a gain of EUR 182 million.
In January 2008 ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners, resulting in a gain on disposal of EUR 55 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
As mentioned in Acquisitions effective in 2007 ING acquired the AFJP Pension (Origenes AFJP S.A.) company in Argentina as part of the Santander transaction. In November 2008 the Government of Argentina passed legislation to nationalise the private pension system (AFJPs). Under the law, all client balances held by the private pension system had to be transferred to the Argentina Government and AFJP’s pension business was terminated. The law became effective in December 2008 when the Argentine Social Security Administration (ANSES) took ownership over the affiliate accounts. The nationalization impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. This resulted in a loss of EUR 188 million being recognized in 2008.
Most significant companies acquired in 2007:

				Latin American
		Sharebuilder		Pension business of
	Oyak Bank	Corporation	Landmark	Santander	Total
General
Primary line of business	Bank	Bank	Insurance	Insurance

Date of acquisition	December 31, 2007	November 15, 2007	July 31, 2007	December 4, 2007
Percentage of voting shares acquired	100%	100%	100%	100%
Purchase price
Purchase price	1,903	152	255	692	3,002
Costs directly attributable to the acquisition	2	1	2	8	13

Cash purchase price	1,905	153	257	700	3,015

Cash in company acquired	75	12	29	28	144

Cash outflow on acquisition (2)	1,830	141	228	672	2,871

Assets
Cash assets	75	12	29	28	144
Investments	1,332			86	1,418
Loans and advances to customers	4,824	15			4,839
Amounts due from banks	508				508
Financial assets at fair value through profit and loss	41	2		520	563
Intangible assets	236			154	390
Miscellaneous other assets	474	80	18	85	657

Liabilities
Insurance and investment contracts				500	500
Amounts due to banks	632				632
Customer deposits and other funds on deposit	5,369				5,369
Miscellaneous other liabilities	601	51		182	834

Net assets	888	58	47	191	1,184
Minority interests

Total net assets acquired	888	58	47	191	1,184

Goodwill recognized (1)	1,015	94	208	501	1,818

Profit since date of acquisition		(1)	1	8	8
Income if acquisition effected at start of year		38	15	209	262
Profit if acquisition effected at start of year (3)	80	(2)	4	46	128

(1)	Goodwill recognized in 2007 on immaterial acquisitions and real estate portfolios was EUR 222 million, resulting in total Goodwill recognized in 2007 of EUR 2,040 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.

(3)	Estimate of full year profit of acquired company based on local accounting principles.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Most significant companies disposed in 2007:

			Belgian Broker &
	ING Trust	ING Regio B.V.	employee benefits	Total
General
Primary line of business	Bank	Bank	Insurance
Sales proceeds
Sales proceeds	25	51	777	853

Cash proceeds	25	51	777	853

Cash in company disposed			11	11

Cash inflow on disposal (1)	25	51	766	842

Assets
Cash assets			11	11
Investments			4,622	4,622
Loans and advances to customers	4	1,156	301	1,461
Financial assets at fair value through profit and loss			350	350
Miscellaneous other assets	10	110	463	583

Liabilities
Insurance and investment contracts			5,075	5,075
Customer deposits and other funds on deposit		2,052		2,052
Miscellaneous other liabilities	(4)	(811)	178	(637)

Net assets	18	25	494	537
% disposed	100%	100%	100%

Net assets disposed	18	25	494	537

Gain/loss on disposal (2)	7	26	418	451

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.
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
31	Legal proceedings
ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that neither it nor any of its subsidiaries is aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) in the 12 months preceding the date of this document which may have or have in such period had a significant effect on the financial position or profitability of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
These proceedings include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The challenged disclosures primarily relate to ING Group’s investments in certain residential mortgage-backed securities. Additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. Litigation also includes a case involving the interest crediting methodology that is used in connection with annuity products, and disclosures about the methodology, in which a state court of appeals has determined that the case can be maintained as a nation-wide class action. A higher appellate court has been asked to review and reverse this decision. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome.
In November 2006, the issue of amongst others the transparency of unit-linked products (commonly referred to as ‘beleggingsverzekeringen’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. In mid-November 2008 ING reached an outline agreement with consumer organizations in the Netherlands to resolve a dispute regarding individual unit-linked products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed that ING’s Dutch insurance subsidiaries would offer compensation to policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. ING’s Dutch insurance subsidiaries are in negotiations with the relevant consumer organizations in order to work out the agreement more in detail. Although the agreement is not binding for policyholders, ING believes a significant step was made towards resolving the issue.
Like many other companies in the mutual funds, brokerage, investment, and insurance industries, several of ING’s companies have received informal and formal requests for information from various governmental and self-regulatory agencies or have otherwise identified issues arising in connection with fund trading, compensation, conflicts of interest, anti-competitive practices, insurance risk transfer, suitability, contract administration and interpretation, and sales practices. ING is responding to the requests and working to resolve issues with regulators. ING believes that any issues that have been identified thus far do not represent a systemic problem in the ING Businesses involved and in addition that the outcome of the investigations will not have a material effect on ING Group.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognized.
On January 28, 2010 ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contests the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general.
32 Joint ventures
Joint ventures are included proportionally in the consolidated financial statements as follows:
Most significant joint ventures:

	Interest
2009	held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	147	152	143	141
KB Life Insurance Company	49	748	702	281	277
ING Capital Life Insurance Company Ltd	50	236	214	57	59
ING Vysya Life Insurance Company Ltd (1)	26	342	329	112	122

Total		1,473	1,397	593	599

(1)	Accounted for as joint venture because of joint control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Most significant joint ventures:

	Interest
2008	held (%)	Assets	Liabilities	Income	Expenses
ING Australia Ltd	51	6,690	6,218	406	317
Postkantoren B.V.	50	161	169	226	266
KB Life Insurance Company	49	498	462	254	257
ING (NZ) Holdings Ltd	51	95	3	38	34
ING Capital Life Insurance Company Ltd	50	200	186	94	105
ING Vysya Life Insurance Company Ltd (1)	26	193	186	112	132

Total		7,837	7,224	1,130	1,111

(1)	Accounted for as joint venture because of joint control.
33 Related parties
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
Transactions with joint ventures and associates:

	Joint ventures			Associates
	2009	2008	2009	2008
Receivables	432	204	648	389
Liabilities	187	122	6	164

Income received	103	35	115	158
Expenses paid	136	82		31
Transactions with ING Bank N.V. and ING Verzekeringen N.V.:

	ING Bank N.V.		ING Verzekeringen N.V.
	2009	2008	2009	2008
Receivables	9,154	8,764	3,412	4,564
Liabilities	793	1,317	7	2

Income received	725	675	299	248
Expenses paid	237	226
Receivables on ING Bank N.V. and ING Verzekeringen N.V. mainly include long term funding. Liabilities to ING Bank N.V. mainly include short term deposits.
Transactions with key management personnel (Executive Board and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail in the remuneration report in the annual report. For the post-employment benefit plans see Note 21 ‘Other liabilities’.
As a result of the change in strategy of ING Groep N.V. the Executive Board of ING Groep N.V. was reduced from eight to three members during 2009. The effective date of this change was June 1, 2009. At the same time the Executive Board of ING Bank N.V. and ING Verzekeringen N.V. were transformed into Management Boards for ING Bank N.V. and ING Verzekeringen N.V. The former Executive Board members of ING Groep N.V. became Management Board members of ING Bank N.V and ING Verzekeringen N.V. Furthermore, the three members of the Executive Board of ING Groep N.V. are also member of both Management Boards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Key management personnel compensation (Executive Board and Management Board):

		Management
		Boards of
	Executive	ING Bank N.V.
	Board of	and ING
	ING Groep	Verzekeringen	Total	Total
	N.V.(1)	N.V.(2)	2009	2008
Base-salary and short term bonus(3)	4,936	2,933	7,869	7,052
Pension costs	935	772	1,707	3,580
Termination benefit		665	665
Retirement benefit	1,353	1,200	2,553

Total compensation	7,224	5,570	12,794	10,632

(1)	Comprising eight members from January 1, 2009 to May 31, 2009 and 3 members from June 1, 2009 to December 31, 2009.

(2)	As of June 1, 2009, excluding three members that are also members of the Executive Board of ING Groep N.V.

(3)	Increase in 2009 due to change in composition.
Key management personnel compensation (Supervisory Board):

	Supervisory Board
	2009	2008
Base-salary and short term bonus	1,128	986

Total compensation	1,128	986

Loans and advances to key management personnel:
Amounts in thousands of euros

	Amount outstanding
	December 31,		Average interest rate		Repayments
	2009	2008	2009	2008	2009	2008
Executive Board members	380	999	4.6%	4.8%		16
Management Boards members of ING Bank N.V. and ING Verzekeringen N.V.	244	1,342	3.6%	4.4%	933	19
Supervisory Board members	282		8.6%

Total	906	2,341			933	35

The total number of stock options on ING Groep N.V. shares held by the Executive Board members of ING Group N.V. amounted to 164,689 as at December 31, 2009 (2008: 896,934) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank N.V. and ING Verzekeringen N.V. amounted to 2,718,765 as at December 31, 2009 (2008: 2,539,649). As at December 31, 2009, members of the Executive Board held 60,883 ING Groep N.V. shares (2008: 39,456) and members of the Management Boards of ING Bank N.V. and ING Verzekeringen N.V. held 266,239 ING Groep N.V. shares (2008: 209,131). As at December 31, 2009, members of the Supervisory Board held 140,207 ING Groep N.V. shares (2008: 8,940).
There are no significant provisions for doubtful debts or individually significant bad debt expenses recognized on outstanding balances with related parties.
Transactions with the Dutch State
Illiquid Assets Back-up Facility
ING Group and the Dutch State reached an agreement on an Illiquid Assets Back-Up Facility (‘IABF’) on January 26, 2009. The transaction closed on March 31, 2009. The IABF covers the Alt-A portfolios of both ING Direct US and ING Insurance Americas, with a par value of approximately EUR 30 billion. Under the IABF, ING transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained 100% of the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State has become the economic owner. The transaction price remains payable by the Dutch State to ING and will be redeemed over the remaining life. Furthermore, under the IABF ING pays a guarantee fee to the State and receives a funding fee and a management fee. As a result of the transaction ING derecognized 80% of the Alt-A portfolio from its balance sheet and recognized a receivable from the Dutch State. The transferred Alt-A portfolio was previously included in Available-for-sale debt securities. The Dutch State also acquired certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A portfolio that is retained by ING.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Under the terms of the transaction as agreed on January 26, 2009, the overall sales proceeds amounted to EUR 22.4 billion. The amortized cost (after prior impairments) at the date of the transaction was also approximately EUR 22.4 billion. The transaction resulted in a loss in the first quarter of 2009 of EUR 109 million after tax (the difference between the sales proceeds and the amortized cost). The fair value under IFRS at the date of the transaction was EUR 15.2 billion.
In order to obtain approval from the European Commission on ING Group’s Restructuring Plan (see below), ING agreed to make additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility. In total, these additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission amounted to a net present value of EUR 1.3 billion pre-tax, which was recognized as a one-off charge in the fourth quarter of 2009. The remainder of the IABF as agreed in January 2009, including the transfer price of the securities of 90%, remains unaltered.
The difference between the total sales proceeds of EUR 21.1 billion (EUR 22.4 billion -/- adjustment of EUR 1.3 billion) and the fair value under IFRS-IASB of EUR 15.2 billion represents a ‘Government grant’ under IAS 20. This government grant is considered to be an integral part of the transaction and is therefore accounted for as part of the result on the transaction.
The transaction resulted in a reduction of the negative revaluation -and therefore an increase in equity- of EUR 4.6 billion (after tax).
The valuation method of the 20% Alt-A securities in the IFRS balance sheet is not impacted by the IABF. The methodology used to determine the fair value for these assets in the balance sheet under IFRS-IASB is disclosed in Note 34 ‘Fair value of financial assets and liabilities’.
Non-voting equity securities (Core Tier 1 securities)
On November 12, 2008, ING Groep N.V. issued one billion non-voting equity securities to the Dutch State at EUR 10 per non-voting equity security, resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The nominal value of each security is EUR 0.24. The non-voting equity securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting of Shareholders.
The non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group.
On these non-voting equity securities a coupon is payable of the higher of:
•	EUR 0.85 per security, payable annually in arrears, with a first coupon of EUR 0.425 per security paid on May 12, 2009; and
•	110% of the dividend paid on each ordinary share over 2009 (payable in 2010)
•	120% of the dividend paid on each ordinary share over 2010 (payable in 2011)
•	125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).
Since ING Groep N.V. had already paid an interim dividend of EUR 0.74 in August 2008, ING recognized a coupon payable of EUR 425 million to the Dutch State as of December 31, 2008. This coupon was paid on May 12, 2009.
Further coupons are to be paid on May 12, of each year (the coupon date) in cash if dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis and if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Groep N.V.’s capital adequacy position is and remains satisfactory both before and immediately after payment in the opinion of the Dutch Central Bank.
ING Groep N.V. has the right to repurchase all or some of the non-voting equity securities at EUR 15 per security at any time, together with the pro-rata coupon, if due, accrued to such date. ING Groep N.V. and the Dutch State have agreed in October 2009 that up to EUR 5 billion of the EUR 10 billion core Tier 1 securities may be repurchased at any time until January 31, 2010 at the original issue price of EUR 10 per non-voting equity security, plus a repurchase premium and accrued interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Groep N.V. also has the right to convert all or some of the non-voting equity securities into ordinary shares on a one-for-one basis from three years after the issue date onwards, subject to certain conditions. The Dutch State in that case has the right to demand a redemption payment of EUR 10 per non-voting equity security, together with the pro-rata coupon, if due, accrued to such date.
Both repurchase and conversion of the securities must be approved by the Dutch Central Bank.
Repayment non-voting equity shares
ING Groep N.V. announced on October 26, 2009 that it reached an agreement with the Dutch State to alter the repayment terms of the non-voting equity securities issued in November 2008, in order to facilitate early repayment. This early repayment option was valid until the end of January 2010. ING Groep N.V. repurchased EUR 5 billion of the non-voting equity securities on December 21, 2009.
Under the agreement, ING repurchased EUR 5 billion of the securities, representing half of the non-voting equity securities, at the issue price (EUR 10) plus the accrued coupon and a repayment premium. The 8.5% coupon payment was approximately EUR 259 million at the time of repayment and the repayment premium was EUR 346 million. The total payment amounted to EUR 5,605 million. The terms of the remaining non-voting equity securities, including restrictions on remuneration and corporate governance, remain unchanged.
In order to finance the repayment of the non-voting equity securities and the associated expenses as well as to mitigate the capital impact of the additional Illiquid Assets Back-Up Facility payments as part of the overall agreement with the European Commission, ING launched a capital increase with preferential subscription rights for holders of (depositary receipts for) ordinary shares of up to EUR 7.5 billion. The rights issue, as disclosed in Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’ was authorized by the Extraordinary General Meeting of Shareholders on November 25, 2009. Proceeds of the issue in excess of the above amounts were used to strengthen ING’s capital position.
European Commission Restructuring Plan
In 2009, ING Groep N.V. submitted a Restructuring Plan to the European Commission as part of the process to receive approval for the government support measures. The Restructuring Plan has formally been approved by the European Commission. The main elements of the Restructuring Plan as announced on October 26, 2009 are as follows:
•	ING will eliminate double leverage and significantly reduce its balance sheet;
•	ING will divest all Insurance and Investment Management activities;
•	that in order to receive approval from the European Commission ING needs to divest ING Direct USA by the end of 2013;
•	ING will create a new company in the Dutch retail market composed of Interadvies (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail in the Netherlands. This business, once separated, will be divested;
•	ING will create a new company in the Dutch retail market composed of Interadvies (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail in the Netherlands. This business, once separated, will be divested;
•	that ING has agreed not to be a price leader in any EU country for certain retail and SME banking products and will refrain from the acquisition of financial institutions or other businesses that would delay the repayment of the non-voting equity securities. These restrictions will apply for the shorter period of three years or until the non-voting equity securities have been repaid in full to the Dutch State;
•	that ING has agreed with the Dutch State to alter the repayment terms of 50% of the non-voting equity securities;
•	that EUR 5 billion of the non-voting equity securities issued to the Dutch State in November 2008 will be repurchased;
•	that additional Illiquid Assets Back-Up Facility payments as part of the overall agreement with the European Commission are to be made to the Dutch State in the form of fee adjustments relating to the Illiquid Assets Back-Up Facility which resulted in a one-off pre-tax charge to ING of EUR 1.3 billion in the fourth quarter of 2009; and
•	that ING launched a EUR 7.5 billion rights issue, in order to finance the repayment of 50% of the non-voting equity securities and to mitigate the capital impact of the additional Illiquid Assets Back-Up Facility payment as part of the overall agreement with the European Commission to the Dutch State of EUR 1.3 billion.
•	ING will execute the Restructuring Plan before the end of 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
On January 28, 2010, ING lodged an appeal against specific elements of the European Commission’s decision.
Credit Guarantee Scheme
As part of the measures adopted to protect the financial sector, the Dutch State introduced a EUR 200 billion credit guarantee scheme for the issuance of medium term debt instruments by banks (the Credit Guarantee Scheme). ING Bank N.V. issued government guaranteed debt instruments under this Credit Guarantee Scheme (“Government Guaranteed Bonds”) as part of its regular medium-term funding operations. The relevant Rules of the Credit Guarantee Scheme promulgate the rules applicable to any issues under the Credit Guarantee Scheme and include information such as scope, denomination, tenor and fees payable by the banks. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme. Reference is made to Note 15 ‘Debt securities in issue’.
Other
Following the transactions as disclosed in this note, the Dutch State is a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and at arm’s length.
In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million non-voting equity securities, as long as the Illiquid Assets Back-Up Facility is in place or any of the Government Guaranteed Bonds is outstanding (whichever expires last). These arrangements entail that:
•	the Dutch State may recommend two candidates (the “State Nominees”) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Supervisory Board members;
•	ING Group will develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards and submit this to its General Meeting for adoption. This remuneration policy shall include incentive schemes which are linked to long-term value creation, thereby taking account of risk and restricting the potential for ‘rewards for failure’. The new remuneration policy will, amongst others, include objectives relating to corporate and social responsibility;
•	members of the Executive Board will not receive any performance-related payment - either in cash, options, shares or bearer depositary receipts - for the years 2008, 2009 and subsequent years until the adoption of the new remuneration policy mentioned above;
•	severance payments to Executive Board members will be limited to a maximum of one year’s fixed salary, in line with the Tabaksblat Code;
•	ING has undertaken to support the growth of the lending to corporates and consumers (including mortgages) for an amount of EUR 25 billion, on market conforming terms;
•	ING agreed to pro-actively use EUR 10 billion of the Dutch Guarantee Scheme over 2009;
•	ING has committed itself to maintaining the Dutch payment system PIN on its payment debit cards as long as other market participants, representing a substantial market share, are still making use of this payment system; and
•	Appointment of the Chief Executive Officer of the Executive Board requires approval of the State Nominees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
34 Fair value of financial assets and liabilities
The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain balance sheet items are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.
Fair value of financial assets and liabilities:

	Estimated fair value		Balance sheet value
	2009	2008	2009	2008
Financial assets
Cash and balances with central banks	15,390	22,045	15,390	22,045
Amounts due from banks	43,506	48,308	43,397	48,447
Financial assets at fair value through profit and loss:
- trading assets	111,444	160,378	111,444	160,378
- investments for risk of policyholders	104,597	95,366	104,597	95,366
- non-trading derivatives	11,632	16,484	11,632	16,484
- designated as at fair value through profit and loss	5,517	8,277	5,517	8,277
Investments:
- available-for-sale	197,703	242,852	197,703	242,852
- held-to-maturity	14,809	15,566	14,409	15,440
Loans and advances to customers	578,488	622,641	575,275	616,776
Other assets (1)	28,764	33,931	28,764	33,931

	1,111,850	1,265,848	1,108,128	1,259,996

Financial liabilities
Subordinated loans	7,478	6,277	10,099	10,281
Debt securities in issue	118,950	93,536	119,981	96,488
Other borrowed funds	22,261	26,544	23,151	31,198
Investment contracts for risk of company	5,896	9,804	5,896	9,804
Investment contracts for risk of policyholders	5,406	11,281	5,406	11,281
Amounts due to banks	84,968	153,368	84,235	152,265
Customer deposits and other funds on deposit	466,822	522,693	469,508	522,783
Financial liabilities at fair value through profit and loss:
- trading liabilities	98,245	152,616	98,245	152,616
- non-trading derivatives	20,070	21,773	20,070	21,773
- designated as at fair value through profit and loss	11,474	14,009	11,474	14,009
Other liabilities (2)	33,946	36,533	33,946	36,533

	875,516	1,048,434	822,011	1,059,031

(1)	Other assets do not include (deferred) tax assets, property held for sale, pension assets and, deferred charges.

(2)	Other liabilities do not include (deferred) tax liabilities, pension liabilities, insurance provisions, prepayments received under property under development, share-based payment plans, other provisions and other taxation and social security contributions.
The estimated fair values correspond to the amounts at which the financial instruments at our best estimate could have been traded at the balance sheet date between knowledgeable, willing parties in arm’s length transactions. The fair value of financial assets and liabilities is based on quoted market prices, where available. Such quoted market prices are primarily obtained from exchange prices for listed instruments. Where an exchange price is not available, market prices are obtained from independent market vendors, brokers or market makers. Because substantial trading markets do not exist for all financial instruments various techniques have been developed to estimate the approximate fair values of financial assets and liabilities that are not actively traded. These techniques are subjective in nature and involve various assumptions about the relevant pricing factors, especially for inputs that are not readily available in the market (such as credit spreads for own-originated loans and advances to customers). Changes in these assumptions could significantly affect the estimated fair values. Consequently, the fair values presented may not be indicative of the net realisable value. In addition, the calculation of the estimated fair value is based on market conditions at a specific point in time and may not be indicative of future fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The following methods and assumptions were used by ING Group to estimate the fair value of the financial instruments:
Financial assets
Cash and balances with central banks
The carrying amount of cash approximates its fair value.
Amounts due from banks
The fair values of receivables from banks are generally based on quoted market prices or, if unquoted, on estimates based on discounting future cash flows using available market interest rates offered for receivables with similar characteristics, similar to Loans and advances to customers described below.
Financial assets at fair value through profit and loss and Investments
Derivatives
Derivatives contracts can either be exchange traded or over the counter (OTC). The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and those derivatives are classified in Level 1 of the fair value hierarchy. For those instruments not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques because quoted market prices in an active market are not available for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instruments. The principle techniques used to value these instruments are based on discounted cash flows, Black-Scholes option models and Monte Carlo simulation. These valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. These models are commonly used in the banking industry. Inputs to valuation models are determined from observable market data wherever possible. Certain inputs may not be observable in the market directly, but can be determined from observable prices via valuation model calibration procedures. The inputs used include prices available from exchanges, dealers, brokers or providers of consensus pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices and foreign currency exchange rates. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data, where available.
Equity securities
The fair values of public equity securities are based on quoted market prices when available. Where no quoted market prices are available, fair value is determined based on quoted prices for similar securities or other valuation techniques.
The fair value of private equity is based on quoted market prices, if available. In the absence of quoted prices in an active market, fair value is estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects, price, earnings comparisons and revenue multiples and by reference to market valuations for similar entities quoted in an active market.
Debt securities
Fair values for debt securities are based on quoted market prices, where available. Quoted market prices may be obtained from an exchange, dealer, broker, industry group, pricing service or regulatory service. If quoted prices in an active market are not available, fair value is determined by management based on an analysis of available market inputs, which may include values obtained from one or more pricing services or by a valuation technique that discounts expected future cash flows using a market interest rate curves, referenced credit spreads, maturity of the investment and estimated prepayment rates where applicable.
Certain asset backed securities in the United States are valued using external price sources that are obtained from third party pricing services and brokers. During 2008 the markets for these assets became inactive and as a result, the dispersion between different prices for the same security became significant. Management applies additional processes to select the most appropriate external price, including an internally developed price validation matrix and a process to challenge the price source. The valuation of these portfolios could have been significantly different had different prices been selected.
In order to determine which independent price in the range of prices obtained best represents fair value under IAS 39, ING applies a discounted cash flow model to calculate an indicative fair value. The key input to this model is a discount rate derived from an internal matrix that is used to construct the discount rate per security by applying credit and liquidity spreads relevant to the characteristics of such asset class. The main assumptions in this matrix include:
•	a base spread;
•	a liquidity risk premium;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	an additional credit spread, based on:
•	seniority in the capital structure — an adjustment is applied to each security based on its position in the capital structure;

•	vintage — an adjustment is applied for underwriting guidelines deteriorating from 2004 to 2007 in combination with differences in home price developments for these vintages.
The spreads are expressed in basis points and reflect the current market characteristics for credit and liquidity.
The indicative fair value obtained through the discounted cash flow model is then used to select the independently obtained price that is closest to the indicative price. In addition, judgment is applied in the event that the resulting indicative fair value is closest to the highest obtained vendor price and that price is a significant outlier compared to other obtained vendor prices. In such cases, the second highest obtained vendor price is deemed the most representative of fair value. The indicative price is not itself used for valuing the security; rather, it is used to select the most appropriate price obtained from independent external sources. As a result, each security in the portfolio is priced based on an external price, without modification by ING Group.
Loans and receivables
Reference is made to Loans and advances to customers below.
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
Financial liabilities
Subordinated loans
The fair value of the subordinated loans is estimated using discounted cash flows based on interest rates and credit spreads that apply to similar instruments.
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
Amounts due to banks
The fair values of payables to banks are generally based on quoted market prices or, if not available, on estimates based on discounting future cash flows using available market interest rates and credit spreads for payables to banks with similar characteristics.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Financial liabilities at fair value through profit and loss
The fair values of securities in the trading portfolio and other liabilities at fair value through profit and loss are based on quoted market prices, where available. For those securities not actively traded, fair values are estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads that apply to similar instruments. Reference is made to Financial assets at fair value through profit and loss above.
Debt securities in issue and other borrowed funds
The fair value of debt securities in issue and other borrowed funds is generally based on quoted market prices or, if not available, on estimated prices by discounting expected future cash flows using a current market interest rate and credit spreads applicable to the yield, credit quality and maturity.
Other liabilities
The other liabilities are stated at their book value which is not materially different than fair value.
Fair value hierarchy
ING Group has categorized its financial instruments that are measured in the balance sheet at fair value into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques based on unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based upon quoted prices in an active market (Level 1), valuation techniques with observable parameters (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex OTC and credit derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available) and asset backed securities for which there is no active market and a wide dispersion in quoted prices.
Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the circumstances. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates and certain credit spreads.
The fair values of the financial instruments carried at fair value were determined as follows:
Methods applied in determining fair values of financial assets and liabilities:

2009	Level 1	Level 2	Level 3	Total
Assets
Trading assets	40,357	70,872	215	111,444
Investments for risk of policyholders	100,541	4,002	54	104,597
Non-trading derivatives	308	11,110	214	11,632
Financial assets designated at fair value through profit and loss	1,469	2,477	1,571	5,517
Available-for-sale investments	113,913	76,827	6,963	197,703

	256,588	165,288	9,017	430,893

Liabilities
Trading liabilities	27,234	70,956	55	98,245
Non-trading derivatives	444	18,739	887	20,070
Financial liabilities designated at fair value through profit and loss	3,955	7,184	335	11,474
Investment contracts (for contracts carried at fair value)	3,040	2,327	39	5,406

	34,673	99,206	1,316	135,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Methods applied in determining fair values of financial assets and liabilities:

2008	Level 1	Level 2	Level 3	Total
Assets
Trading assets	72,139	87,027	1,212	160,378
Investments for risk of policyholders	92,340	2,723	303	95,366
Non-trading derivatives	2,651	13,830	3	16,484
Financial assets designated at fair value through profit and loss	2,930	3,474	1,873	8,277
Available-for-sale investments	121,437	94,054	27,361	242,852

	291,497	201,108	30,752	523,357

Liabilities
Trading liabilities	69,853	82,406	357	152,616
Non-trading derivatives	3,313	18,435	25	21,773
Financial liabilities designated at fair value through profit and loss	5,591	8,354	64	14,009
Investment contracts (for contracts carried at fair value)	9,352	1,830	99	11,281

	88,109	111,025	545	199,679

Level 1 — Quoted prices in active markets
This category includes financial instruments whose fair value is determined directly by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
Level 2 — Valuation technique supported by observable inputs
This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model), where inputs in the model are taken from an active market or are observable. If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. Included in this category are items whose value is derived from quoted prices of similar instruments, but for which the prices are modified based on other market observable external data.
Level 3 — Valuation technique supported by unobservable inputs
This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. Level 3 Available-for-sale investments include mainly asset backed securities in the US as described above under ‘Debt securities’. Level 3 Trading assets, Non-trading derivatives and Assets designated at fair value through profit and loss account and Level 3 Financial liabilities at fair value through profit and loss include financial instruments with different characteristics and nature, which are valued on the basis of valuation techniques that feature one or more significant inputs that are unobservable. An instrument in its entirety is classified as valued using significant unobservable inputs if a significant portion of the instrument’s fair value is driven by unobservable inputs. Unobservable in this context means that there is little or no current market data available from which the price at which an arm’s length transaction would be likely to occur can be derived. More details on the determination of the fair value of these instruments is included above under ‘Derivatives’, ‘Debt securities’ and ‘Loans and advances to customers’.
Revized IFRS 7 (effective 2009)
IFRS 7 ‘Financial Instruments: Disclosures’ was revized in March 2009 when the IASB published the amendment: ‘Improving Disclosures about Financial Instruments’. The revized IFRS 7 is applicable as of the 2009 Annual Accounts and requires a disclosure of assets and liabilities at fair value in a three-level hierarchy. ING Group already provided a disclosure of a three-level hierarchy in its previous years’ financial statements as of 2007. Although ING Group’s previous disclosure is conceptually in line with the new requirements in IFRS 7, the specific requirements of IFRS 7 result in a number of differences. As a result, certain financial instruments that were previously classified in the category ‘Reference to published price quotations in active markets’ (the equivalent of Level 1 in IFRS 7) are classified in Level 2 as of 2009. The 2008 comparatives have been adjusted accordingly, resulting in a reclassification in the 2008 comparatives from Level 1 to Level 2. This mainly relates to derivatives (trading and non-trading) for EUR 38.6 billion (assets) and EUR 38.0 billion (liabilities) and to debt securities (available-for-sale investments,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
designated at fair value through profit and loss and investments /liabilities for risk of policyholders) for EUR 28.9 billion (assets) and EUR 1.8 billion (liabilities).
Derivatives
In previous years, certain non-listed derivatives whose fair value is determined using market-quoted rates in a valuation technique (which qualifies as a quoted price under IAS 39) were classified in the category ‘Reference to published price quotations in active markets’. This included derivatives for which it is market convention to price these based on a single published reference rate (e.g. a published yield curve in the case of plain vanilla interest rate swaps). Under the revized IFRS 7, only derivatives for which quoted prices are directly available (mainly exchange traded derivatives) are classified in Level 1. Other derivatives are classified in Level 2 or 3.
Debt Securities
In previous years, certain debt securities whose fair value is determined using prices from brokers, dealers and/or pricing services (which qualifies as a quoted price under IAS 39) were classified in the category ‘Reference to published price quotations in active markets’ if the market for those securities was actively trading. Under the revized IFRS 7, these securities are only classified in Level 1 if it can be demonstrated by ING on an individual security-by-security basis that these are quoted in an active market, i.e. that the price quotes obtained are representative of actual trades in the market (e.g. through obtaining binding quotes or through corroboration to published market prices). Otherwise, these are now classified in Level 2.
Other changes (2009 compared to 2008)
As a result of changes in portfolios and/or markets during 2009, the following main changes in the fair value hierarchy occurred:
•	Decrease in Level 1 and Level 2 — reclassifications from Available-for-sale investments to Loans and advances and Amounts due from banks:

The reclassification in the first quarter from Available-for-sale investments to Loans and advances (EUR 17.2 billion) and Amounts due from banks (EUR 5.6 billion) resulted in a reduction in Level 2 of approximately EUR 22.8 billion. Furthermore, certain asset backed securities (approximately EUR 6.1 billion) were reclassified from Level 2 to Level 3 during the first quarter because the relevant markets had become inactive; subsequently these were reclassified to Loans and advances during the second quarter. After reclassification to Loans and advances and Amounts due from banks these are no longer recorded at fair value and therefore no longer subject to disclosure in the fair value hierarchy;
•	Decrease in Level 3 — derecognition of asset backed securities in the United States:

The Illiquid Assets Back-up Facility agreed with the Dutch State resulted in the derecognition of asset backed securities in the United States that were classified in Level 3. As a result of this transaction, financial assets in Level 3 (Available-for-sale investments) decreased by approximately EUR 15.2 billion. This decrease includes the sale proceeds of EUR 22.4 billion and revaluation recognized in equity of EUR 7.2 billion.
•	Decrease in Level 3 — reclassification of asset backed securities in the US and certain private equities to Level 2:

During 2009, the pricing transparency and the level of trading activity in the secondary markets for asset backed securities in the United States increased and the price of the securities as provided by the external pricing services converged . Accordingly, in the fourth quarter of 2009, investments in asset backed securities in the United States of approximately EUR 2.8 billion were transferred from Level 3 to Level 2. These assets were transferred into Level 3 during 2008, when the market became inactive and the dispersion between prices for the same security from different prices sources increased significantly. Furthermore approximately EUR 0.7 billion of equity securities in the private equity business (included in Trading and Available-for-sale) were transferred from Level 3 to Level 2 as pricing inputs became market observable;
•	Other:

Amounts in each of the levels are impacted by changes in the amount and composition of the relevant balance sheet items during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Changes in Level 3 Assets:

				Financial
				assets
				designated
		Invest-		at fair
		ment for		value	Available-
		risk of	Non-	through	for-sale
	Trading	policy-	trading	profit and	invest-
2009	assets	holders	derivatives	loss	ments	Total
Assets
Opening balance	1,212	303	3	1,873	27,361	30,752
Amounts recognized in profit or loss during the year	(69)	2	(133)	(90)	(1,512)	(1,802)
Revaluation recognized in equity during the year					7,344	7,344
Purchase of assets	164	65	6	718	997	1,950
Sale of assets	(112)	(113)	94	(569)	(22,204)	(22,904)
Maturity/settlement	(41)	(68)	(4)	(171)	(3,103)	(3,387)
Reclassifications	(43)			(67)	(5,994)	(6,104)
Transfers into Level 3		8	243	123	7,095	7,469
Transfers out of Level 3	(896)	(123)		(76)	(3,641)	(4,736)
Exchange rate differences		(20)	5	(78)	698	605
Changes in the composition of the group				(92)	(78)	(170)

Closing balance	215	54	214	1,571	6,963	9,017

Changes in Level 3 Liabilities:

			Financial
			liabilities	Invest-
			designated	ment
			at fair	contracts
			value	(for
		Non-	through	contracts
	Trading	trading	profit and	carried at
2009	liabilities	derivatives	loss	fair value)	Total
Assets
Opening balance	357	25	64	99	545
Amounts recognized in profit or loss during the year	(64)	(87)	124	2	(25)
Issue of liabilities	57	541	539	22	1,159
Early repayment of liabilities	(110)	(26)	(155)	(72)	(363)
Maturity/settlement	(173)		(121)		(294)
Transfers into Level 3	30	417	174	8	629
Transfers out of Level 3	(42)		(290)	(10)	(342)
Exchange rate differences		18		(10)	8
Changes in the composition of the group		(1)			(1)

Closing balance	55	887	335	39	1,316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Amounts recognized in profit and loss during the year (Level 3):

	Held at	Derecog-
	balance	nized
	sheet	during the
2009	date	year	Total
Assets
Trading assets	(69)		(69)
Investments for risk of policyholders		2	2
Non-trading derivatives	(133)		(133)
Financial assets designated at fair value through profit and loss	(104)	14	(90)
Available-for-sale investments	(1,523)	11	(1,512)

	(1,829)	27	(1,802)

Liabilities
Trading liabilities	(64)		(64)
Non-trading derivatives	(154)	67	(87)
Financial liabilities designated at fair value through profit and loss	124		124
Investment contracts (for contracts carried at fair value)		2	2

	(94)	69	(25)

Sensitivities of fair values in Level 3
Reasonably likely changes in the non observable assumptions used in the valuation of Level 3 assets and liabilities would not have a significant impact on equity and net result, other than explained below for investments in asset backed securities in the United States.
Asset backed securities in the United States
Level 3 assets include EUR 6.4 billion at December 31, 2009 and EUR 25.2 billion at December 31, 2008 for investments in asset backed securities in the United States. The decrease mainly relates to the transfer of Alt-A securities to the Dutch State as part of the Illiquid Asset Back-Up Facility and a transfer to Level 2 as described above. These assets are valued using external price sources that are obtained from third party pricing services and brokers.
During 2008, the trading volumes in the relevant markets reduced significantly and the market became inactive. The dispersion between prices for the same security from different price sources increased significantly. In order to ensure that the most accurate and relevant sources available are used in determining the fair value of these securities, the valuation process was further enhanced during 2008 by using information from additional pricing sources and enhancing the process of selecting the most appropriate price.
Generally up to four different pricing services are utilized. Management carefully reviews the prices obtained in conjunction with other information available, including, where relevant, trades in the market, quotes from brokers and internal evaluations. If the dispersion between different prices for the same securities is limited, a hierarchy exists that ensures consistent selection of the most appropriate price. If the dispersion between different prices for the same security is significant, additional processes are applied to select the most appropriate price, including an internally developed price validation matrix and a process to challenge the external price source.
Valuation for these securities is inherently complex and subjective. Although each security in the portfolio is priced based on an external price, without modification by ING Group, and management is confident that it has selected the most appropriate price in the current market circumstances, the valuation of these portfolios would have been different had different prices been selected. The sensitivity of the valuation in this respect is illustrated as follows:
•	had the valuation been based on the highest available market price for each security in these portfolios, the overall valuation would have been approximately 2.8% higher than the valuation applied by ING Group (December 31, 2008: approximately 7.6% higher);

•	had the valuation been based on the lowest available market price for each security in these portfolios, the overall valuation would have been approximately 1.6% lower than the valuation applied by ING Group (December 31, 2008: approximately 18.3% lower);

•	had the valuation been based on the weighted average available market price for these portfolios, the overall valuation would have been approximately 0.6% higher than the valuation applied by ING Group (December 31, 2008: approximately 6.3% lower).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
These are indicators of sensitivity and not alternatives for fair value under IFRS-IASB. These sensitivities mainly relate to the banking operations.
Reference is made to the ‘Risk management’ section with regard to the exposure of these asset backed securities as at December 31, 2009 and 2008 and the impact from these asset backed securities on net result in 2009 and 2008.
Furthermore, the ‘Risk management’ section provides under Impact of financial crisis a breakdown of the methods applied in determining fair values of pressurized assets.
2.1.5. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
35 Interest result banking operations

	2009	2008	2007
Interest income on loans	24,983	31,174	26,390
Interest income on impaired loans	24	(24)	(26)

Total interest income on loans	25,007	31,150	26,364

Interest income on available-for-sale securities	3,923	7,449	7,397
Interest income on held-to-maturity securities	612	669	736
Interest income on trading portfolio	40,844	45,510	32,443
Interest income on non-trading derivatives	3,936	7,076	6,190
Other interest income	5,528	5,157	3,619

Interest income banking operations	79,850	97,011	76,749

Interest expense on deposits by banks	1,266	4,856	5,131
Interest expense on customer deposits and other funds on deposit	10,976	19,594	18,563
Interest expense on debt securities	2,657	4,109	3,648
Interest expense on subordinated loans	1,784	1,784	1,167
Interest on trading liabilities	40,023	44,093	29,383
Interest on non-trading derivatives	4,483	7,391	6,115
Other interest expense	6,286	4,142	3,766

Interest expense banking operations	67,475	85,969	67,773

Interest result banking operations	12,375	11,042	8,976

Interest margin:

		In percentages
	2009	2008	2007
Interest margin	1.34	1.07	0.94
In 2009, the decline in average total assets led to a decrease of the interest result amounting to EUR 929 million (in 2008 the growth in average assets led to an increase of the interest result of EUR 811 million; in 2007 the growth in average assets led to an increase of the interest result of EUR 753 million). The increase of the interest margin by 25 basis points led to an increase of the interest result with EUR 2,406 million (in 2008 the increase of the interest margin by 13 basis points led to a increase of the interest result with EUR 1,440 million; in 2007 the decrease of the interest margin by 12 basis points led to a decrease of the interest result with EUR 1,051 million).
36 Gross Premium income

	2009	2008	2007
Gross premium income from life insurance policies	28,720	38,869	40,732
Gross premium income from non-life insurance policies	1,772	4,943	6,086

	30,492	43,812	46,818

Gross premium income decreased as a result of the divestments as disclosed in Note 30 ‘Company acquired and disposed’, including the divestment of ING Life Taiwan, ING Canada, Annuity and Mortgage business of Chile and Australia/New Zealand. Furthermore, gross premium income declined due to ING’s decision to limit variable annuity sales in the United States and to cease variable annuity sales in Japan, as well as a lower appetite for investment-linked products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.
Effect of reinsurance on premiums written:

	Non-life			Life					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Direct gross premiums written	1,746	4,920	6,062	27,421	37,487	39,170	29,167	42,407	45,232
Reinsurance assumed gross premiums written	26	23	24	1,299	1,382	1,562	1,325	1,405	1,586

Total gross premiums written	1,772	4,943	6,086	28,720	38,869	40,732	30,492	43,812	46,818
Reinsurance ceded	(70)	(196)	(306)	(1,867)	(1,802)	(1,968)	(1,937)	(1,998)	(2,274)

	1,702	4,747	5,780	26,853	37,067	38,764	28,555	41,814	44,544

Effect of reinsurance on non-life premiums earned:

	2009	2008	2007
Direct gross premiums earned	1,746	4,889	6,003
Reinsurance assumed gross premiums earned	26	20	24

Total gross premiums earned	1,772	4,909	6,027

Reinsurance ceded	(68)	(190)	(326)

	1,704	4,719	5,701

See Note 43 ‘Underwriting expenditure’ for disclosure on reinsurance ceded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
37 Investment income
Investment income by banking and insurance operations

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Income from real estate investments	157	196	252	63	75	80	220	271	332
Dividend income	46	84	70	172	646	750	218	730	820

	203	280	322	235	721	830	438	1,001	1,152

Income from investments in debt securities				5,429	6,535	6,857	5,429	6,535	6,857
Income from loans:
- unsecured loans				223	209	76	223	209	76
- mortgage loans				856	1,044	1,313	856	1,044	1,313
- policy loans				177	200	215	177	200	215
- other				101	92	323	101	92	323

Income from investments in debt securities and loans				6,786	8,080	8,784	6,786	8,080	8,784

Realized gains/losses on disposal of debt securities	(945)	40	138	(168)	48	(9)	(1,113)	88	129
Impairments of available-for-sale debt securities	(1,491)	(2,127)	(57)	(584)	(777)	(76)	(2,075)	(2,904)	(133)

Realized gains/losses and impairments of debt securities	(2,436)	(2,087)	81	(752)	(729)	(85)	(3,188)	(2,816)	(4)

Realized gains/losses on disposal of equity securities	24	30	330	404	685	2,975	428	715	3,305
Impairments of available-for-sale equity securities	(49)	(331)	(17)	(360)	(1,585)	(36)	(409)	(1,916)	(53)

Realized gains/losses and impairments of equity securities	(25)	(301)	313	44	(900)	2,939	19	(1,201)	3,252

Change in fair value of real estate investments	(588)	(350)	93	(125)	(50)	75	(713)	(400)	168

Investment income	(2,846)	(2,458)	809	6,188	7,122	12,543	3,342	4,664	13,352

Reference is made to the ‘Risk management’ section for further information on impairments.
38 Net result on disposals of group companies
Net result on disposals of group companies in 2009:

2009
ING Australia and New Zealand	337
ING Canada	(38)
Annuity and Mortgage business in Chile	(23)
Other	(12)

264

Other relates to net result on disposals of minor group companies that are individually insignificant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Net result on disposals of group companies in 2008:

2008
ING Salud, Chile	55
Seguros ING, Mexico	182
NRG	(15)
ING Life Taiwan	(214)
Other	9

17

Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details.
39 Commission income
Gross fee and commission income:

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Funds transfer	859	888	746				859	888	746
Securities business	780	891	1,049				780	891	1,049
Insurance broking	188	175	180	241	87	124	429	262	304
Asset management fees	584	934	1,140	1,874	2,129	2,025	2,458	3,063	3,165
Brokerage and advisory fees	317	256	233	582	763	1,014	899	1,019	1,247
Other	825	850	818	540	531	364	1,365	1,381	1,182

	3,553	3,994	4,166	3,237	3,510	3,527	6,790	7,504	7,693

Asset management fees related to the management of investments held for the risk of policyholders of EUR 825 million (2008: EUR 1,174 million; 2007: EUR 1,261 million) are included in Commission income.
Other include commission fees of EUR 18 million (2008: EUR 21 million; 2007: EUR 26 million) in respect of underwriting syndication loans.
Fee and commission expenses:

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Funds transfer	200	185	144				200	185	144
Securities business	159	268	370				159	268	370
Insurance broking		(4)		332	574	686	332	570	686
Management fees	24	169	230	241	217	182	265	386	412
Brokerage and advisory fees	43	5	5	496	573	673	539	578	678
Other	449	476	491	233	76	85	682	552	576

	875	1,099	1,240	1,302	1,440	1,626	2,177	2,539	2,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
40 Valuation results on non-trading derivatives
Valuation results on non-trading derivatives:

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Change in fair value of derivatives relating to:
— fair value hedges	(665)	(1,590)	413	191	(193)	(227)	(474)	(1,783)	186
— cash-flow hedges (ineffective portion)	(2)		(4)	(8)	22	(5)	(10)	22	(9)
— hedges of net investment in foreign entities (ineffective portion)				1	(6)	(14)	1	(6)	(14)
— other non-trading derivatives	(893)	(3,737)	547	(3,722)	2,412	(753)	(4,615)	(1,325)	(206)

Net result on non-trading derivatives	(1,560)	(5,327)	956	(3,538)	2,235	(999)	(5,098)	(3,092)	(43)

Change in fair value of assets and liabilities (hedged items)	545	1,824	(375)	(226)	164	223	319	1,988	(152)
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	(557)	127	56	4	(432)	89	(553)	(305)	145

Net valuation results	(1,572)	(3,376)	637	(3,760)	1,967	(687)	(5,332)	(1,409)	(50)

Valuation results on non-trading derivatives is mainly a result of negative fair value changes on derivatives used to hedge direct and indirect equity exposures without applying hedge accounting. Indirect equity exposures relate to certain guaranteed benefits in insurance liabilities in the US, Japan, and the Netherlands. In 2009 the fair value changes on these derivatives were negative, as stock market returns became positive. The fair value changes on the derivatives related to the indirect equity exposures are generally offset by an opposite amount in underwriting expenditure (reference is made to Note 43 ‘Underwriting expenditure’).
The Valuation results on assets and liabilities designated at fair value through profit and loss are mainly a result of changes in fair value of financial liabilities, designated at fair value through profit and loss, due to market circumstances; it includes fair value changes on issued debt securities, designated at fair value through profit and loss, including fair value changes attributable to changes in own credit risk as disclosed in Note 20 ‘Financial liabilities at fair value through profit and loss’.
41 Net trading income

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Securities trading results	331	130	(2,147)	155	(239)	246	486	(109)	(1,901)
Foreign exchange transactions results	(158)	274	401	167	(90)	174	9	184	575
Derivatives trading results	815	(766)	2,469		79	30	815	(687)	2,499
Other	(185)	(43)	26		(94)	(80)	(185)	(137)	(54)

	803	(405)	749	322	(344)	370	1,125	(749)	1,119

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
The portion of trading gains and losses for the year ended December 31, 2009 relating to trading securities still held as at December 31, amounted to EUR 105 million (2008: EUR (246) million; 2007: EUR (60) million).
The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
derivatives is included in Derivatives trading results.
42 Other income

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Net operating lease income	175	195	79				175	195	79
Income from real estate development projects	59	124	95				59	124	95
Income post office	99	144	148				99	144	148
Other	123	28	258	235	153	305	358	181	563

	456	491	580	235	153	305	691	644	885

Net operating lease income comprises income of EUR 967 million (2008: EUR 961 million; 2007: EUR 803 million), depreciation of EUR 792 million (2008: EUR 766 million; 2007: EUR 724 million) and other expenses of nil (2008: nil; 2007: nil).
43 Underwriting expenditure

	2009	2008	2007

Gross underwriting expenditure:
- before effect of investment result for risk of policyholders	32,698	51,239	50,739
- effect of investment result risk of policyholders	17,742	(32,408)	1,079

	50,440	18,831	51,818
Investment result for risk of policyholders	(17,742)	32,408	(1,079)
Reinsurance recoveries	(1,714)	(1,754)	(1,906)

Underwriting expenditure	30,984	49,485	48,833

The investment income and valuation results regarding investment result for risk of policyholders of EUR 17,742 million (2008: EUR (32,408) million; 2007: EUR 1,079 million) have not been recognized in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but are recognized in Underwriting expenditure together with the equal amount of change in insurance provisions for risk of policyholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Underwriting expenditure by class:

	2009	2008	2007
Expenditure from life underwriting
Reinsurance and retrocession premiums	1,867	1,802	1,968
Gross benefits	24,044	27,159	28,877
Reinsurance recoveries	(1,708)	(1,662)	(1,749)
Change in life insurance provisions for risk of company	2,692	17,407	11,979
Costs of acquiring insurance business	350	1,877	1,098
Other underwriting expenditure	460	462	457
Profit sharing and rebates	1,029	(416)	424

	28,734	46,629	43,054

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	70	196	306
Gross claims	1,012	2,846	3,589
Reinsurance recoveries	(6)	(92)	(157)
Change in provision for unearned premiums	(2)	28	79
Change in claims provision	(23)	54	13
Costs of acquiring insurance business	290	742	979
Other underwriting expenditure	(4)	(22)	(50)

	1,337	3,752	4,759

Expenditure from investment contracts
Costs of acquiring investment contracts	3	9	19
Profit sharing and rebates	11		16
Other changes in investment contract liabilities	899	(905)	985

	913	(896)	1,020

	30,984	49,485	48,833

Profit sharing and rebates:

	2009	2008	2007
Distributions on account of interest or underwriting results	682	(576)	(133)
Bonuses added to policies	289	131	411
Deferred profit sharing expense	58	29	146

	1,029	(416)	424

The total Cost of acquiring insurance business (life and non-life) and investment contracts amounted to EUR 643 million (2008: EUR 2,628 million; 2007: EUR 2,096 million). This includes amortization and unlocking of DAC of EUR 458 million (2008: EUR 2,026 million; 2007: EUR 1,552 million) and the net amount of commissions paid of EUR 1,815 million (2008: EUR 3,273 million; 2007 EUR 3,598 million) and commissions capitalized in DAC of EUR 1,630 million (2008: EUR 2,671 million; 2007 EUR 3,054 million)
The total amount of commission paid and payable with regard to the insurance operations amounted to EUR 2,483 million (2008: EUR 3,804 million; 2007: EUR 4,275 million). This includes the commissions recognized in Cost of acquiring insurance business of EUR 1,815 million (2008: EUR 3,273 million; 2007 EUR 3,598 million) referred to above and commissions recognized in Other underwriting expenditure of EUR 668 million (2008: EUR 531 million; 2007: EUR 677 million). Other underwriting expenditure also includes reinsurance commissions received of EUR 255 million (2008: EUR 306 million; 2007: EUR 350 million).
The Change in life insurance provisions for risk of company includes an amount related to variable annuity assumption changes in the United States and Japan of approximately EUR 343 million in 2009. These assumptions were updated to reflect lower-than-expected surrenders on policies where the value of the benefit guarantees is significant.
The Change in life insurance provisions for risk of company includes an amount of nil in 2009 (2008: EUR 136 million; 2007: EUR 110 million) in relation to reserve strengthening for Insurance Asia/Pacific as described in further detail under Segment reporting. The 2009 amount is nil following the disposal of ING Life Taiwan.
ING Group transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognized in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
addition, an amount of EUR 240 million is being amortized over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortized in 2009 was EUR 13 million (2008: EUR 12 million; 2007: EUR 15 million). The cumulative amortization as at December 31, 2009 was EUR 107 million (2008: EUR 96 million; 2007: EUR 81 million). On January 23, 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.
44 Intangible amortization and other impairments
Intangible amortization and (reversals of) impairments:

	Impairment losses			Reversals of impairments					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Property and equipment	8	19	2	(12)		(14)	(4)	19	(12)
Property held for sale (development projects)	450	93	41	(7)	(31)	(43)	443	62	(2)
Goodwill		155						155
Software and other intangible assets	9	71	15				9	71	15
Other						(4)			(4)

(Reversals of) other impairments	467	338	58	(19)	(31)	(61)	448	307	(3)
Amortization of other intangible assets							120	157	18

							568	464	15

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on investments are presented under Investment income. Reference is made to the ‘Risk management’ section for further information on impairments.
The impairments on Property held for sale (development projects) are recognized on a large number of Real Estate development projects in Europe, Australia (Waterfront City project) and the US. Circumstances that have led to these impairments are unfavourable economic circumstances in all regions that have resulted into lower expected sales prices, changes in strategy of ING Real Estate Development whereby certain projects are not developed further and operational inefficiencies in a limited number of projects.
Amortization of intangible assets relates to intangible assets recognized as part of companies acquired. Until 2007, these were classified in Other operating expenses. The comparatives for 2007 have been amended to reflect the revized presentation. There is no impact on Total expenses.
45 Staff expenses

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Salaries	3,555	3,816	3,646	1,521	2,069	2,050	5,076	5,885	5,696
Pension and other staff-related benefit costs	178	104	159	142	140	48	320	244	207
Social security costs	510	516	466	161	205	201	671	721	667
Share-based compenzation arrangements	58	75	73	38	49	54	96	124	127
External employees	660	1,056	668	96	160	160	756	1,216	828
Education	57	105	81	8	11		65	116	81
Other staff costs	195	252	331	159	206	324	354	458	655

	5,213	5,924	5,424	2,125	2,840	2,837	7,338	8,764	8,261

Share-based compensation arrangements includes EUR 65 million (2008: EUR 98 million; 2007: EUR 110 million) relating to equity-settled share-based payment arrangements and EUR 31 million (2008: EUR 26 million; 2007: EUR 17 million) relating to cash-settled share-based payment arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Pension and other staff-related benefits costs:

	Pension benefits			Post-employment benefits other than pensions					Other			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Current service cost	320	356	408	(8)	(2)	11	(38)	5	(13)	274	359	406
Past service cost	20	77	(86)	(21)					(1)	(1)	77	(87)
Interest cost	778	787	739	10	11	13	9	4	9	797	802	761
Expected return on assets	(842)	(886)	(869)				1			(841)	(886)	(869)
Amortization of unrecognized past service cost				(1)	(1)	(5)				(1)	(1)	(5)
Amortization of unrecognized actuarial (gains)/losses	106	(23)	29	(5)			5		4	106	(23)	33
Effect of curtailment or settlement	(96)	(140)	(32)							(96)	(140)	(32)
Other	(14)	(18)	(62)			(7)	15	6	1	1	(12)	(68)

Defined benefit plans	272	153	127	(25)	8	12	(8)	15		239	176	139
Defined contribution plans										81	68	68

										320	244	207

Remuneration of senior management, Executive Board and Supervisory Board
Reference is made to Note 33 ‘Related parties’.
Stock option and share plans
ING Group has granted option rights on ING Group shares and conditional rights on depositary receipts (share awards) for ING shares to a number of senior executives (members of the Executive Board, general managers and other officers nominated by the Executive Board), and to a considerable number of employees of ING Group. The purpose of the option and share schemes, apart from promoting a lasting growth of ING Group, is to attract, retain and motivate senior executives and staff.
ING Group holds its own shares in order to fulfil its obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2009, 35,178,086 own shares (2008: 32,367,870; 2007: 36,028,881) were held in connection with the option plan compared to 122,334,486 options outstanding (2008: 87,263,381; 2007: 76,888,553). As a result the granted option rights were (delta) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge is rebalanced regularly at predetermined points in time.
In December 2009 ING Groep N.V. completed a rights issue of EUR 7.5 billion. Outstanding stock options and share awards have been amended to reflect the impact of the rights issue through an adjustment factor that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares. As a result, exercise prices and outstanding share options and share awards have been amended through an adjustment factor of approximately 1.3.
Exposure arising out of the share plan is not hedged. The obligations with regard to these plans will in the future be funded either by cash or shares from the delta hedge portfolio at the discretion of the holder. On March 31, 2008, 1,786,762 own shares were issued in relation to the vesting of share plans.
ING Groep N.V. has bought 7,260,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were bought on the open market between March 19 and March 23, 2009 at an average price of EUR 4.24 per share.
ING Groep N.V. has sold 5,230,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold on the open market between June 2 and June 5, 2009 at an average price of EUR 7.80 per share.
ING Groep N.V. has sold 1,450,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold on the open market on September 1 and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
September 2, 2009 at an average price of EUR 10.53 per share.
In connection with the rights issue, ING has sold 34.3 million rights it received on (depositary receipts for) shares held in the delta hedge portfolio, which is used to hedge employee options. The rights were sold through private placements at an average price of EUR 1.85 per right. ING used the proceeds to partially fund the purchase of 10.4 million (depositary receipts for) shares at a price of EUR 6.55 per share. These transactions were executed in order to maintain ING’s economic position in the delta hedge book.
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
The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2009, no shares (2008: 211,049; 2007: 139,113) have been granted to the members of the Executive Board of ING Group, Management Boards of ING Bank and ING Insurance and 6,273,467 shares (2008: 3,380,706; 2007: 2,415,649) have been granted to senior management and other employees remaining in the service of ING Group.
Every year, the ING Group Executive Board will decide whether the option and share schemes are to be continued and, if so, to what extent.
Changes in option rights outstanding (1):

		Options outstanding		Weighted average exercise
			(in numbers)	price (in euros)
	2009	2008	2007	2009	2008	2007
Opening balance	87,263,381	76,888,553	74,175,909	25.93	26.66	25.99
Granted	14,803,109	14,905,232	12,139,472	3.93	21.85	32.13
Exercized	(22,757)	(1,225,856)	(7,163,332)	5.33	18.09	19.73
Forfeited	(5,974,275)	(3,304,548)	(2,263,496)	26.30	28.87	27.68
Rights issue	28,395,811
Expired	(2,130,783)			32.11

Closing balance	122,334,486	87,263,381	76,888,553	17.31	25.93	26.66

(1)	2008 and 2007 reflect original numbers and amounts, not restated for the rights issue adjustment factor.
As per December 31, 2009 total options outstanding consists of 103,523,988 options (2008: 73,826,891) relating to equity-settled share-based payment arrangements and 18,810,498 options (2008: 13,436,490) relating to cash-settled share-based payment arrangements.
The weighted average share price at the date of exercise for options exercized during 2009 is EUR 8.57 (2008: EUR 24.07).
Changes in option rights non-vested (1):

				Weighted average grant date
					fair value
	Options non-vested (in numbers)				(in euros)
	2009	2008	2007	2009	2008	2007
Opening balance	37,867,732	38,405,158	38,551,921	6.03	5.83	4.57
Granted	14,803,109	14,905,232	12,139,472	2.52	5.28	6.52
Vested	(11,100,675)	(13,173,224)	(10,112,348)	6.48	3.49	6.14
Forfeited	(2,931,533)	(2,269,434)	(2,173,887)	5.67	5.64	5.46
Rights issue	11,678,032

Closing balance	50,316,665	37,867,732	38,405,158	3.52	6.03	5.83

(1)	2008 and 2007 reflect original numbers and amounts, not restated for the rights issue adjustment factor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Summary of stock options outstanding and exercisable:
2009

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2009	life	price	31, 2009	life	price
0.00 — 15.00	18,394,697	3.57	2.88
5.00 — 10.00	7,257,362	8.76	9.17	6,826,298	3.18	9.20
10.00 — 15.00	11,132,430	3.51	14.20	10,802,627	3.35	14.20
15.00 — 20.00	35,095,363	6.19	17.29	17,396,930	4.50	17.77
20.00 — 25.00	28,576,153	4.02	23.38	15,861,602	1.73	22.38
25.00 — 30.00	21,878,481	4.50	25.82	21,130,364	4.40	25.83

	122,334,486			72,017,821

Summary of stock options outstanding and exercisable (1):
2008

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2008	life	price	31, 2008	life	price
0.00 — 15.00	5,772,054	4.19	12.11	5,772,054	4.19	12.11
15.00 — 20.00	9,425,787	4.70	18.69	9,149,037	4.55	18.69
20.00 — 25.00	28,055,499	7.49	22.49	14,212,102	5.83	23.22
25.00 — 30.00	15,390,859	2.74	28.57	14,729,456	2.44	28.71
30.00 — 35.00	23,157,582	7.71	32.46	71,400	2.57	33.06
35.00 — 40.00	5,461,600	2.13	35.51	5,461,600	2.13	35.51

	87,263,381			49,395,649

(1)	2008 reflects original numbers and amounts, not restated for the rights issue adjustment factor.
Summary of stock options outstanding and exercisable (1):
2007

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2007	life	price	31, 2007	life	price
0.00 — 15.00	6,236,710	5.19	12.02	6,236,710	5.19	12.02
15.00 — 20.00	9,773,356	5.55	18.47	9,773,356	5.55	18.47
20.00 — 25.00	15,180,545	6.84	23.10	1,556,832	3.21	21.83
25.00 — 30.00	15,338,397	3.46	28.72	15,206,363	3.42	28.74
30.00 — 35.00	24,726,711	8.69	32.47	77,300	3.59	33.08
35.00 — 40.00	5,632,834	3.14	35.51	5,632,834	3.14	35.51

	76,888,553			38,483,395

(1)	2007 reflects original numbers and amounts, not restated for the rights issue adjustment factor.
The aggregate intrinsic value of options outstanding and exercisable as at December 31, 2009 was EUR 74 million and nil, respectively.
As at December 31, 2009 total unrecognized compensation costs related to stock options amounted to EUR 62 million (2008: EUR 94 million; 2007: EUR 69 million). These costs are expected to be recognized over a weighted average period of 1.6 years (2008: 1.8 years; 2007: 1.7 years). Cash received from stock option exercises for the year ended December 31, 2009 was nil (2008: EUR 22 million; 2007: EUR 131 million).
The fair value of options granted is recognized as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined by using a Monte Carlo simulation. This model takes the risk free interest rate into account (2.64% to 4.62%), as well as the expected life of the options granted (5 year to 8 years), the exercise price, the current share price (EUR 2.90 — EUR 26.05), the expected volatility of the certificates of ING Group shares (25% — 84%) and the expected dividends yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
traders and are based on market data implied volatilities not on historical volatilities.
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
Changes in share awards (1):

		Share awards		Weighted average grant date
		(in numbers)		fair value (in euros)
	2009	2008	2007	2009	2008	2007
Opening balance	7,792,009	7,133,714	8,373,146	22.60	27.52	24.90
Granted	6,273,467	3,591,755	2,554,762	3.29	16.74	19.74
Performance effect	(1,085,987)	(451,070)	2,463,058	32.52	27.44	19.35
Vested	(1,228,764)	(1,945,092)	(5,569,061)	32.63	27.51	19.35
Forfeited	(498,553)	(537,298)	(688,191)	24.01	25.92	26.39
Rights issue	3,401,501

Closing balance	14,653,673	7,792,009	7,133,714	7.53	22.60	27.52

(1)	2008 and 2007 reflect original numbers and amounts, not restated for the rights issue adjustment factor.
As per December 31, 2009 the share awards consists of 10,810,687 share awards (2008: 5,719,281) relating to equity-settled share-based payment arrangements and 3,842,986 share awards (2008: 2,072,728) relating to cash-settled share-based payment arrangements.
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
As at December 31, 2009 total unrecognized compensation costs related to share awards amounted to EUR 41 million (2008: EUR 56 million; 2007: EUR 53 million). These costs are expected to be recognized over a weighted average period of 1.8 years (2008: 1.8 years; 2007: 1.7 years).
46 Other interest expenses
Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.
Other interest expenses include nil and EUR 86 million dividends paid on preference shares and trust preferred securities (2008: EUR 1 million and EUR 94 million; 2007: EUR 7 million and EUR 92 million).
Total interest income and total interest expense for items not valued at fair value through profit and loss for 2009 were EUR 41,856 million (2008: EUR 52,505 million; 2007: EUR 46,900 million) and EUR 22,253 million (2008: EUR 33,507 million; 2007: EUR 31,173 million) respectively. Net interest income of EUR 18,445 million is presented in the following lines in the profit and loss account.
Net interest income:

	2009	2008	2007
Interest result bank 35)	12,375	11,042	8,976
Investment income — insurance 37)	6,786	8,080	8,784
Interest expense	(716)	(978)	(1,102)

	18,445	18,144	16,658

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
47 Other operating expenses

	Banking operations			Insurance operations					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Depreciation of property and equipment	365	353	321	84	95	98	449	448	419
Amortization of software	282	103	117	60	70	104	342	173	221
Computer costs	637	733	561	270	297	289	907	1,030	850
Office expenses	679	687	628	476	599	660	1,155	1,286	1,288
Travel and accommodation expenses	99	163	153	66	101	102	165	264	255
Advertising and public relations	539	833	759	90	204	258	629	1,037	1,017
External advisory fees	401	459	491	289	373	455	690	832	946
Postal charges	111	130	113				111	130	113
Addition/(releases) of provision for reorganizations and relocations	339	136	434	258	8	11	597	144	445
Other	1,003	627	969	663	836	684	1,666	1,463	1,653

	4,455	4,224	4,546	2,256	2,583	2,661	6,711	6,807	7,207

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 169 million (2008: EUR 172 million; 2007: EUR 156 million) in which ING Group is the lessee. In 2009 other operating expenses also include EUR 22 million related to integration costs of CitiStreet, EUR 21 million related to the sale of ING Advisors Network and EUR 59 million related to premium taxes. Other operating expenses also includes the expenses related to the industry-wide deposit guarantee scheme in the Netherlands due to the bankruptcy of DSB Bank and premiums for deposit guarantee schemes in other countries.
For Addition/(releases) of provision for reorganizations and relocations reference is made to the disclosure on the reorganization provision in Note 21 ‘Other liabilities’.
No individual operating lease has terms and conditions that materially affect the amount, timing and certainty of the consolidated cash flows of the Group.
The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.
Fees of Group’s auditors:

	2009	2008	2007
Audit fees	35	46	61
Audit related fees	6	3	7
Tax fees	2	3	5
All other fees	2	7	2

Total	45	59	75

48 Taxation
Taxation by type:

		Netherlands		International					Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Current taxation	159	(297)	6	598	830	1,069	757	533	1,075
Deferred taxation	(1,219)	(1,142)	263	(178)	(1,058)	327	(1,397)	(2,200)	590

	(1,060)	(1,439)	269	420	(228)	1,396	(640)	(1,667)	1,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate:

	2009	2008	2007
Result before taxation	(2,181)	(5,196)	11,554
Weighted average statutory tax rate	33.1%	32.5%	28.6%

Weighted average statutory tax amount	(722)	(1,688)	3,299

Associates exemption	(135)	69	(814)
Other income not subject to tax	(227)	(210)	(577)
Expenses not deductible for tax purposes	47	106	93
Impact on deferred tax from change in tax rates		(25)	(9)
Deferred tax benefit from previously unrecognized amounts	(32)		(64)
Current tax benefit from previously unrecognized amounts			(222)
Write down/reversal of deferred tax assets	546	360	8
Adjustment to prior periods	(117)	(279)	(49)

Effective tax amount	(640)	(1,667)	1,665

Effective tax rate	29.3%	32.1%	14.4%
The weighted average statutory tax rate decreased in 2009 compared to 2008 mainly caused by the fact that a smaller part of the losses was incurred in high tax jurisdictions than in 2008.
The weighted average statutory tax rate increased significantly in 2008 compared to 2007 caused by the fact that most of the losses in 2008 were incurred in high tax jurisdictions.
The effective tax rate in 2009 was lower than the weighted average statutory tax rate, resulting in a lower tax benefit for the pre-tax loss. This is caused by the fact that a reduction of the carrying value of deferred tax assets and non-deductible expenses exceeded tax exempt income and releases from tax provisions.
The effective tax rate in 2008 was slightly lower than the weighted average statutory tax. Main reasons for this are tax exempt income and releases of tax provisions, partly offset by non deductible expenses and a reduction of the deferred tax assets.
49 Earnings per ordinary share

					Weighted average
				number of ordinary shares
				outstanding during the
		Amount			period		Per ordinary share
	(in millions of euros)				(in millions)			(in euros)
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Net result	(1,423)	(3,492)	9,622	2,102.9	2,042.7	2,141.1	(0.68)	(1.71)	4.49
Attribution to non-voting equity securities (1)	(605)
Impact of rights issue (2)				583.1	617.5	647.2

Basic earnings	(2,028)	(3,492)	9,622	2,686.0	2,660.2	2,788.3	(0.76)	(1.31)	3.45

Effect of dilutive securities:
Warrants						4.2
Stock option and share plans				5.7	1.0	16.0

				5.7	1.0	20.2

Diluted earnings	(2,028)	(3,492)	9,622	2,691.7	2,661.2	2,808.5	(0.75)	(1.31)	3.43

(1)	The 2009 amount of EUR 605 million includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities. The 2008 coupon of EUR 425 million paid on the non-voting securities did not impact basic earnings.

(2)	The rights issue, which was finalized on December 15, 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor of approximately 1.3 that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares. The effect of dilutive securities is adjusted as well.
Diluted earnings per share data are computed as if the stock options and warrants outstanding at year-end had been exercized at the beginning of the period. It is also assumed that ING Group uses the cash received from exercized stock options and warrants or non-voting equity securities converted to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from exercising warrants and stock options or converting non-voting equity securities is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
added to the average number of shares used for the calculation of diluted earnings per share. The potential conversion of the non-voting equity securities has an antidilutive effect on the earnings per share calculation in 2008 and 2009 (the diluted earnings per share becoming less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in determining the weighted average number of shares for the calculation of diluted earnings per share for these years.
50 Dividend per ordinary share

	2009(1)	2008	2007
Per ordinary share (in euros)	0.00	0.74	1.48
Total amount of dividend declared (in millions of euros)	0	1,500	3,180

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, a cash dividend of EUR 0.00 per share for the year 2009.
In 2009 a dividend to the Dutch State of EUR 259 million was paid as part of the repayment of EUR 5 billion non-voting equity securities.
In 2008 dividend was payable to the Dutch State per non-voting equity security of EUR 0.425, provided that ING Group’s capital adequacy position was and remained satisfactory both before and after payment in the opinion of the Dutch central bank. The full amount of EUR 425 million was recognized as a liability as at December 31, 2008. The amount was paid on May 12, 2009.
2.1.6. SEGMENT REPORTING
51 Operating segments
ING Group has adopted IFRS 8 Operating Segments with effect from January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of ING Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In contrast, the predecessor Standard (IAS 14 Segment Reporting) required an entity to identify two sets of segments (business and geographical), using a risks and rewards approach, with the entity’s system of internal financial reporting to key management personnel serving only as the starting point for the identification of such segments. The identification of ING Group’s reportable segments has not changed as a result of the adoption of IFRS 8.
ING Group’s operating segments relate to the internal segmentation by business lines. These include the business lines: Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific. Until 2008, the operating segment Commercial Banking was named Wholesale Banking. The content of this segment remained unchanged. Other mainly includes items not directly attributable to the business lines.
The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policies in conformity with the strategy and performance targets set by the Executive Board.
The accounting policies of the operating segments are the same as those described under Accounting policies for the consolidated balance sheet and profit and loss account. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment.
The Corporate Line Banking and the Corporate Line Insurance are both included in Other. These are not separate reportable segments as they do not qualify as an operating segment that engages in business activities from which it may earn revenue and incur expenses.
Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in. ING Group’s policy is that equity held locally must be invested notionally at the local risk-free rate. The Corporate Line charges business units for the income they make on the book equity invested. Business units receive a benefit equivalent to the risk free euro rate on the economic capital they employ. Consequently, the results of the businesses as disclosed are the local results after Group overhead charges, while the investment returns on equity are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
based on the risk free euro rate on economic capital.
The Corporate Line Insurance includes items related to capital management, capital gains on public equities (net of impairments) and run-off portfolios. All capital gains and losses on public equities net of equity impairments realized in the business units are transferred to the Corporate Line. In return, a 3% notional return on those equities is transferred back to the business units. The remainder is presented on the Corporate Line.
ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. The information presented in this note is in line with the information presented to the Executive Board. Underlying result is defined as result under IFRS excluding the impact of divestments and special items.
The following table specifies the main sources of income of each of the segments.
Specification of the main sources of income of each of the segments:

Segment	Main source of income

Retail Banking	Income from retail and private banking activities. The main products offered are savings accounts and mortgages.

ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.

Commercial Banking	Income from wholesale banking activities. A full range of products is offered, from cash management to corporate finance. Commercial Banking also includes ING Real Estate.

Insurance Europe	Income from life insurance, non-life insurance, investment management, asset management and retirement services in Europe.

Insurance Americas	Income from life insurance, investment management, asset management and retirement services in the US and Latin America.

Insurance Asia/Pacific	Income from life insurance, investment management, asset management and retirement services in Asia/Pacific.
This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

			Com-		Insu-	Insu-
	Retail		mercial	Insu-	rance	rance
	Ban-	ING	Ban-	rance	Ameri-	Asia/		Total	Elimi-
2009	king	Direct	king	Europe	cas	Pacific	Other	segments	nations	Total
Underlying income:
- Gross premium income				9,750	13,973	6,422	34	30,179		30,179
- Net interest result — banking operations	5,737	3,136	3,821				(155)	12,539	(164)	12,375
- Commission income	1,332	167	1,185	494	1,194	107		4,479		4,479
- Total investment and other income	170	(1,541)	(974)	2,390	1,095	1,089	1,436	3,665	(3,161)	504

Total underlying income	7,239	1,762	4,032	12,634	16,262	7,618	1,315	50,862	(3,325)	47,537

Underlying expenditure:
- Underwriting expenditure				10,163	14,365	5,877	33	30,438		30,438
- Operating expenses	4,708	1,663	2,350	1,503	1,611	599	358	12,792		12,792
- Other interest expenses				318	225	922	2,576	4,041	(3,325)	716
- Additions to loan loss provision	997	765	1,211					2,973		2,973
- Other impairments			433				132	565		565

Total underlying expenses	5,705	2,428	3,994	11,984	16,201	7,398	3,099	50,809	(3,325)	47,484

Underlying result before taxation	1,534	(666)	38	650	61	220	(1,784)	53		53
Taxation	328	(252)	18	135	146	80	(544)	(89)		(89)
Minority interest	17		(158)	27	6	2	(12)	(118)		(118)

Underlying net result	1,189	(414)	178	488	(91)	138	(1,228)	260		260

While the reserves for the segment Insurance Americas are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. In line with Group Policy, Insurance Americas is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.
Reconciliation between IFRS and Underlying income, expenses and net result:

2009	Income	Expenses	Net result
Underlying	47,537	47,484	260

Divestments	840	754	76
Special items	(1,268)	1,052	(1,759)

IFRS as applied by ING Group	47,109	49,290	(1,423)

Divestments in 2009 mainly include the net impact of the sale of ING’s 70% stake in ING Canada, the Nationale Nederlanden Industry Pension fund portfolio, the Annuity and Mortgage businesses in Chile, three U.S. independent retail broker-dealer units (three quarters of ING Advisors Network) and ING Australia Pty Limited.
Special items in 2009 reflects mainly the net impact of transaction result on the Illiquid Asset Back-up Facility, including the additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission of EUR 1.3 billion (EUR 930 million after tax), and restructuring costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Impairments on investments are presented within Investment income, which is part of Total income. In 2009, total impairments of EUR 2,485 million are included in the following segments: EUR 0 million in Retail Banking, EUR 1,393 million in ING Direct, and EUR 130 million in Commercial Banking, EUR 244 million in Insurance Europe, EUR 501 million in Insurance Americas, EUR 12 million in Insurance Asia Pacific and EUR 205 million in Other.

			Com-		Insu-	Insu-
	Retail		mercial	Insu-	rance	rance
	Ban-	ING	Ban-	rance	Ameri-	Asia/		Total	Elimi-
2008	king	Direct	king	Europe	cas	Pacific	Other	segments	nations	Total
Underlying income:
- Gross premium income				10,194	18,935	8,591	40	37,760		37,760
- Net interest result — banking operations	5,556	2,517	3,240				(228)	11,085	(43)	11,042
- Commission income	1,535	150	1,213	491	1,201	116	3	4,709		4,709
- Total investment and other income	308	(1,790)	(4,055)	3,804	2,903	2,730	1,028	4,928	(2,861)	2,067

Total underlying income	7,399	877	398	14,489	23,039	11,437	843	58,482	(2,904)	55,578

Underlying expenditure:
- Underwriting expenditure				11,559	22,022	10,017	6	43,604		43,604
- Operating expenses	5,307	1,719	2,840	1,764	1,753	702	73	14,158		14,158
- Other interest expenses				513	222	719	2,428	3,882	(2,904)	978
- Additions to loan loss provision	401	283	596					1,280		1,280
- Other impairments			62	2			134	198		198

Total underlying expenses	5,708	2,002	3,498	13,838	23,997	11,438	2,641	63,122	(2,904)	60,218

Underlying result before taxation	1,691	(1,125)	(3,100)	651	(958)	(1)	(1,798)	(4,640)		(4,640)
Taxation	355	(394)	(753)	159	(240)	20	(658)	(1,511)		(1,511)
Minority interest	36	2	(107)	(6)	5	19	(11)	(62)		(62)

Underlying net result	1,300	(733)	(2,240)	498	(723)	(40)	(1,129)	(3,067)		(3,067)

Reconciliation between IFRS and Underlying income, expenses and net result:

2008	Income	Expenses	Net result
Underlying	55,578	60,218	(3,067)

Divestments	7,004	7,167	(97)
Special items		393	(328)

IFRS as applied by ING Group	62,582	67,778	–3,492

Divestments in 2008 mainly relate to the sale of Chile Health business (ING Salud), part of the Mexican business (ING Seguros SA) and the Taiwanese life insurance business (ING Life Taiwan).
Special items in 2008 relate to the nationalization of the annuity business in Argentina, the combining of ING Bank and Postbank and the unwinding of Postkantoren.
Impairments on investments are presented within Investment income, which is part of Total income. In 2008, total impairments of EUR 4,820 million are included in the following segments: EUR 4 million in Retail Banking, EUR 1,891 million in ING Direct and EUR 267 million in Commercial Banking,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
EUR 241 million in Insurance Europe, EUR 692 million in Insurance Americas, EUR 223 million in Insurance Asia Pacific and EUR 1,502 million in Other.

			Com-		Insu-	Insu-
	Retail		mercial	Insu-	rance	rance
	Ban-	ING	Ban-	rance	Ameri-	Asia/		Total	Elimi-
2007	king	Direct	king	Europe	cas	Pacific	Other	segments	nations	Total
Underlying income:
- Gross premium income				10,253	19,156	9,347	46	38,802		38,802
- Net interest result — banking operations	5,378	1,932	1,748				3	9,061	(60)	9,001
- Commission income	1,591	98	1,235	476	978	120	9	4,507		4,507
- Total investment and other income	486	166	2,329	4,626	4,280	1,007	3,804	16,698	(1,838)	14,860

Total underlying income	7,455	2,196	5,312	15,355	24,414	10,474	3,862	69,068	(1,898)	67,170

Underlying expenditure:
- Underwriting expenditure				11,205	20,825	9,181	53	41,264		41,264
- Operating expenses	4,855	1,598	2,884	1,726	1,705	690	292	13,750		13,750
- Other interest expenses				582	327	175	1,910	2,994	(1,898)	1,096
- Additions to loan loss provision	198	68	(142)				1	125		125
- Other impairments				2			(5)	(3)		(3)

Total underlying expenses	5,053	1,666	2,742	13,515	22,857	10,046	2,251	58,130	(1,898)	56,232

Underlying result before taxation	2,402	530	2,570	1,840	1,557	428	1,611	10,938		10,938
Taxation	532	105	392	252	410	120	(229)	1,582		1,582
Minority interest	44		68	16	8	44	(21)	159		159

Underlying net result	1,826	425	2,110	1,572	1,139	264	1,861	9,197		9,197

As at December 31, 2007, the segment Insurance Asia/Pacific had a net reserve inadequacy using a prudent (90%) confidence level. This inadequacy was offset by reserve adequacies in other segments, so that at Group level there is a net adequacy at the prudent (90%) confidence level. Following the agreement to sell ING Life Taiwan the inadequacy in Insurance Asia/Pacific has disappeared as at December 31, 2008.
Reconciliation between IFRS and Underlying income, expenses and net result:

2007	Income	Expenses	Net result
Underlying	67,170	56,232	9,197

Divestments	9,971	8,865	795
Special items	(44)	446	(370)

IFRS as applied by ING Group	77,097	65,543	9,622

Divestments in 2007 mainly relate to the sale of NRG and the sale of the Belgium broker business.
Special items in 2007 relate to the restructuring of Oyak Bank and the combining of ING Bank and Postbank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Interest income (external) and interest expense (external) breakdown by business line:

						Insu-
			Com-	Insu-	Insu-	rance
	Retail		mercial	rance	rance	Asia/
2009	Banking	ING Direct	Banking	Europe	Americas	Pacific	Other	Total
Interest income	16,412	10,532	52,051	2,443	3,579	658	1,458	87,133
Interest expense	8,903	7,451	48,743	43	284	3	3,261	68,688

	7,509	3,081	3,308	2,400	3,295	655	(1,803)	18,445

Interest income (external) and interest expense (external) breakdown by business line:

						Insu-
			Com-	Insu-	Insu-	rance
	Retail		mercial	rance	rance	Asia/
2008	Banking	ING Direct	Banking	Europe	Americas	Pacific	Other	Total
Interest income	15,754	13,293	67,834	2,543	4,311	912	444	105,091
Interest expense	12,792	10,501	60,855	87	333	4	2,375	86,947

	2,962	2,792	6,979	2,456	3,978	908	(1,931)	18,144

Interest income (external) and interest expense (external) breakdown by business line:

						Insu-
			Com-	Insu-	Insu-	rance
	Retail		mercial	rance	rance	Asia/
2007	Banking	ING Direct	Banking	Europe	Americas	Pacific	Other	Total
Interest income	15,068	12,040	49,753	3,026	4,603	975	68	85,533
Interest expense	12,442	9,963	43,583	85	376	4	2,422	68,875

	2,626	2,077	6,170	2,941	4,227	971	(2,354)	16,658

52 Information on geographical areas
ING Group’s six business lines operate in seven main geographical areas: the Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. The Netherlands is ING Group’s country of domicile. Geographical distribution of income is based on the origin of revenue. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2009	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total
Total income	12,509	4,569	7,658	15,222	1,210	8,322	838	(150)	(3,069)	47,109
Total assets	522,577	156,059	317,312	291,658	15,671	80,594	33,889	28,871	(286,659)	1,159,972

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2008	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total
Total income	10,179	4,070	7,942	24,958	2,498	14,224	786	(513)	(1,562)	62,582
Total assets	737,421	173,064	428,722	290,340	25,199	108,074	37,124	45,139	(516,435)	1,328,648

	Nether-		Rest of	North	Latin		Aus-		Elimi-
2007	lands	Belgium	Europe	America	America	Asia	tralia	Other	nations	Total
Total income	16,774	5,149	7,151	27,777	3,364	14,303	1,025	3,526	(1,972)	77,097
Total assets	677,370	177,716	363,178	313,263	23,631	89,079	40,915	36,243	(408,191)	1,313,204
2.1.7. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
53 Net cash flow from investing activities
Information on the impact of companies acquired or disposed of is presented in Note 30 ‘Companies acquired and companies disposed’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
54 Interest and dividend included in net cash flow
Interest and dividend received and paid:

	2009	2008	2007
Interest received	89,229	103,534	82,707
Interest paid	(69,274)	(84,061)	(66,463)

	19,955	19,473	16,244

Dividend received	218	730	820
Dividend paid	(1,030)	(3,207)	(3,039)
55 Cash and cash equivalents

	2009	2008	2007
Treasury bills and other eligible bills	3,182	7,009	4,130
Amounts due from/to banks	2,387	2,217	(33,347)
Cash and balances with central banks	15,390	22,045	12,406

Cash and cash equivalents at end of year	20,959	31,271	(16,811)

Treasury bills and other eligible bills included in cash and cash equivalents:

	2009	2008	2007
Treasury bills and other eligible bills included in trading assets	2,284	2,770	1,806
Treasury bills and other eligible bills included in available-for-sale investments	898	4,239	2,324

	3,182	7,009	4,130

Amounts due to/from banks

	2009	2008	2007
Included in cash and cash equivalents:
- amounts due to banks	(12,334)	(13,738)	(42,154)
- amounts due from banks	14,721	15,955	8,807

	2,387	2,217	(33,347)

Not included in cash and cash: equivalents
- amounts due to banks	(71,901)	(138,527)	(124,818)
- amounts due from banks	28,676	32,492	40,068

	(43,225)	(106,035)	(84,750)

Included in balance sheet:
- amounts due to banks	(84,235)	(152,265)	(166,972)
- amounts due from banks	43,397	48,447	48,875

	(40,838)	(103,818)	(118,097)

Cash and cash equivalents include amounts due to/from banks with a term of less than three months from the date on which they were acquired.
ING Group’s risk management (including liquidity) is explained in the ‘Risk management’ section.
2.2.1. RISK MANAGEMENT
Structure of risk management section
— Risk Management in 2009
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
          ING Insurance — Insurance risks
          ING Insurance — Credit risks

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
— ING Group — Non-financial Risks
          Operational risks
          Compliance risk
— Model Disclosures
Risk management in 2009
Taking measured risks is part of ING Group’s business. As a financial services company active in banking, investments, life insurance and retirement services ING Group is naturally exposed to a variety of risks. To ensure measured risk-taking ING Group has integrated risk management in its daily business activities and strategic planning. Risk Management assists with the formulation of risk appetite, strategies, policies and limits and provides a review, oversight and support function throughout the Group on risk-related issues. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, and foreign exchange risks), insurance risk and liquidity risk. In addition, ING Group is exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this risk management section.
During 2009 the focus remained on risk mitigation and de-leveraging. However, a number of upgrades to methodologies were realized as well, and based on the experiences from the past two years more effort was put in stress testing. Besides the regularly performed stress tests, stress testing was also used for the mid-term planning. Furthermore, the economic capital model for credit risk is being updated to bring it more in line with the regulatory capital framework, which excludes diversification benefits. The updated model will be implemented in 2010. The risk appetite framework was revized as well and better aligned with the capital management targets for the capital ratios. Lastly, the most notable change in terms of risk governance during 2009 was the creation of the Risk Committee. The Risk Committee is a sub-committee of the Supervisory Board, dedicated to risk governance, risk policies and risk appetite setting.
Market developments 2009
After the turmoil on the financial markets during 2008, the financial markets improved considerably during 2009, with the exception of direct and indirect Real Estate investments. The volatility levels came down sharply, with volatility levels at year end 2009 similar to the levels in the first half of 2008. Throughout the world the prices of most major asset classes recovered strongly. Equity markets went up significantly: year on year the S&P 500 increased 23% and the Dutch Amsterdam Exchange Index (AEX) increased 36%. Real Estate prices remained under pressure, however. At December 31, 2009 the S&P Case-Shiller Index, the most prominent Real Estate index in the United States, was 3% lower than at the end of 2008. In December 2009, the price index of Dutch owner-occupied residential real estate, as reported by Statistics Netherlands (CBS) and the Dutch Land Registry Office (‘Kadaster’), was 5.3% lower than in December 2008. This decline pertained to all types of residential real estate and to all Dutch provinces. Furthermore, after the credit spread widening during 2008, the credit spreads in the financial and corporate sector narrowed in 2009, both in the US and in Europe. Both in the US and Europe short term interest rates decreased further during 2009, with the exception of the 3 month T-bill which remained at a near zero level. Long term interest rates increased in the US, but in Europe they decreased slightly compared to year end 2008.
Risk mitigation
Anticipating a further downturn in the markets in 2009, ING took additional actions to reduce risk across major asset classes. First, the de-risking activities that started in 2008, were continued and increased during 2009. Second, de-leveraging helped reduce risk via reduction of the bank balance sheet. Finally, the Back to Basics initiative further reduced risk through the sale of businesses in order to focus more on ING’s core activities and markets.
The activities for the bank balance sheet reduction were already started in 2008 (EUR 41 billion), but during 2009 the bank balance sheet was further reduced by EUR 153 billion, and as such the reduction target of EUR 108 billion was reached. Balance sheet reduction was also notable in the Available-for-Sale (AFS) portfolio which was reduced by EUR 45 billion in 2009. The reduction was realized through maturing bonds and pre-payments, but also reclassifications out of this category to loans and receivables. For ING Bank EUR 22.8 billion of AFS exposure was reclassified to loans and receivables. EUR 13.3 billion of this reclassification is related to ABS securities, and EUR 9.5 billion relates to covered bond exposures. This reclassification was done in January 2009. In January 2009 ING entered into an Illiquid Assets Back-Up Facility with the Dutch State. This agreement resulted in a de-recognition of AFS exposure of EUR 15.2 billion. At the beginning of the second quarter ING Insurance reclassified EUR 6.1 billion of AFS exposure to loans and advances. This reclassification is related to ABS securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In ING Direct the investment portfolio was reduced and more emphasis was placed on own originated assets. Next to the fact that ING’s revaluation reserve improved significantly during 2009, ING is now also less sensitive for revaluation reserve changes. The combination of a reduced balance sheet and improved IFRS equity made the Bank asset leverage improve from 35.3 at December 31, 2008 to 27.8 at December 31, 2009.
Focus during the year was also on containment of risk weighted assets (RWA). Credit migration due to downgrades of counterparties resulted in higher risk weights for assets, leading to higher required capital. In order to mitigate the RWA increase several de-risking steps were taken. The first major step was taken at the start of the year when ING and the Dutch state entered into the Illiquid Asset Back-Up Facility (IABF) term sheet. The IABF covers ING’s Alt-A residential mortgage backed securities (RMBS) portfolio. Through this transaction the Dutch State became the economic owner of 80% of the Alt-A RMBS portfolio. This transaction was concluded at 90% of the par value per year end 2008. Par value of the portfolio was approximately EUR 30 billion at that point in time. ING remains exposed to 20% of the result of the Alt-A RMBS portfolios, as well as the legal owner of 100% of the securities. As such the transaction significantly reduced the uncertainty regarding the impact on ING of any future losses in the portfolio. In addition, as a result of the IABF, 80% of the Alt-A RMBS portfolios was derecognized from ING’s balance sheet under IFRS. Therefore, 80% of the negative revaluation reserve on the securities was reversed, resulting in an increase of EUR 4.6 billion in Shareholders’ equity. The transaction also reduced ING’s risk weighted assets by approximately EUR 13 billion.
Second, additional mitigation of the RWA migration was done by further reducing the RMBS portfolio, for example via the sale of US Prime RMBS trades during the fourth quarter. ING Direct sold 27 US prime RMBS securities with an amortized cost value of EUR 0.8 billion. The sale resulted in a pre-tax loss of EUR 83 million. The remaining US prime RMBS portfolio within ING Direct has a market value of EUR 0.9 billion and is fully investment grade rated. These and other management actions resulted in a RWA reduction during 2009 of EUR 11 billion, reducing them from EUR 343 billion at year end 2008 to EUR 332 billion at year end 2009.
During 2009, ING lowered, in its new production of Dutch mortgage loans, the share of mortgages with non-standard debt capacity calculations or high Loan to Value (LTV) ratios.
ING continued to de-risk its product offering in 2009. This was accomplished through the redesign of products, and by removing products from our product range in line with the Back to Basics strategy. The re-design of products mainly relates to US and European Variable Annuity products, and was done in stages, based on lower risk and more sustainable product design. The Single Premium Variable Annuity product is no longer part of the product range in Japan.
ING also hedged the listed equity exposure of ING Insurance via put options on the Eurostoxx 50. The nominal hedged amount was EUR 3.0 billion at December 31, 2009, partly via a collar structure.
A more detailed disclosure of outstanding risk factors facing ING and the financial industry is given in the Risk Factor section in the Additional Information part of the Annual Report.
Impact of financial crisis
Impact on pressurized asset classes
As a result of the fact that some markets remained distressed throughout 2009 ING Group incurred negative revaluations on its investment portfolio, which impacted shareholders’ equity. Furthermore, ING Group incurred impairments, fair value changes and trading losses, which impacted its profit and loss account (P&L).
The table below shows the exposures and negative revaluations and losses taken on US sub-prime and US Alt-A residential mortgage backed securities (RMBS), Collateralized Debt Obligations (CDOs) and Collateralized Loan Obligations (CLOs) and Commercial Mortgage Backed Securities (CMBS) during 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
US Subprime RMBS, US Alt-A RMBS, CDOs/CLOs, CMBS exposures, revaluations and losses:

		Change in 2009				December 31, 2008
		Revaluation through	Write-downs through			Reval-uations
	December 31, 2009	Equity	P&L			through Equity
	Fair Value	(pre-tax)	(pre-tax)	Other changes	Fair value	(pre-tax)
US Subprime RMBS	1,428	335	(350)	(335)	1,778	(1,146)
US Alt-A RMBS	2,964	7,235	(1,405)	(21,713)	18,847	(7,474)
CDOs/CLOs	4,087	225	133	260	3,469	(352)
CMBS	7,711	1,176	(25)	(1,179)	7,739	(3,010)

Total	16,190	8,971	(1,647)	(22,967)	31,833	(11,982)

•	ING Group’s total EUR 1.4 billion exposure to US sub-prime assets relates to non originated loans acquired as investments in RMBS and represents 0.1% of total assets. At December 31, 2009 approximately 50% of ING’s US sub-prime portfolio was rated A or higher. ING Group does not originate sub-prime mortgages. (Residential) mortgages that are not classified as sub-prime are the vast majority of the total mortgage backed securities (MBS).
•	ING Group’s total US Alt-A RMBS exposure at December 31, 2009 was EUR 3.0 billion. About 32% of this portfolio was A rated or higher. ING’s Available-for-Sale Alt-A investments are measured at fair value in the balance sheet. The significant reduction in exposure as indicated by “Other changes” is primarily due to the Illiquid Asset Back-Up Facility. The substantial amount of the negative pre-tax revaluation reserve in equity is mainly a result of the decline of market prices in illiquid markets. Under applicable accounting standards, impairments on debt securities are triggered by credit events only. Upon impairment, the full unrealized revaluation on the impaired security (including the amount attributable to market illiquidity) is recognized in the profit and loss account. The amount of impairments recognized in the profit and loss statement is principally a reflection of an illiquid market and occurred credit events.
•	Net investments in CDOs/CLOs at December 31, 2009 were 0.4% of total assets. The vast majority of the CDOs/CLOs has investment grade corporate credit as underlying assets. Other changes includes purchases and sales of CDOs/CLOs, as well as foreign currency effects.
•	The CMBS portfolio had a market value of EUR 7.7 billion at December 31, 2009. The current fair value is 81% of original purchase price. Improvements in the portfolio were mainly visible in the super senior and AAA tranches; however, ING still had to book EUR 25 million of impairments on the CMBS portfolio during 2009.
Of the EUR 16.2 billion exposure on US Subprime RMBS, US Alt-A RMBS, CDOs/CLOs and CMBS EUR 12.6 billion is measured at fair value (with the revaluation recognized in equity, except impairments on these trades going through P&L). At December 31, 2009 the fair value of US Subprime RMBS, US Alt-A RMBS, CDOs/CLOs and CMBS was as provided in the tables below, where the following split is made:
Level 1 — Quoted prices in active markets
Level 2 — Valuation technique supported by observable inputs
Level 3 — Valuation technique supported by unobservable inputs
An analysis of the method applied in determining the fair values of financial assets and liabilities is provided in Note 34 ‘Fair value of financial assets and liabilities’.
Fair value of US subprime RMBS, US Alt-A RMBS, CDOs/CLOs and CMBS:

2009	Level 1	Level 2	Level 3	Total
US Subprime RMBS		16	1,412	1,428
US Alt-A RMBS		2,308	656	2,964
CDOs/CLOs	2,509	454	54	3,017
CMBS	123	5,074	18	5,215

Total	2,632	7,852	2,140	12,624

Fair value of US subprime RMBS, US Alt-A RMBS, CDOs/CLOs and CMBS:

2008	Level 1	Level 2	Level 3	Total
US Subprime RMBS	20	26	1,732	1,778
US Alt-A RMBS		244	18,244	18,488
CDOs/CLOs	3,273	162	34	3,469
CMBS	5,020	2,050	42	7,112

Total	8,313	2,482	20,052	30,847

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Impact on Real Estate
By the end of 2009 ING Group’s total exposure to Real Estate was EUR 13.1 billion (2008: EUR 15.5 billion) of which EUR 7.7 billion (2008: 9.8 billion) is in the accounting class fair value through profit and loss. In 2009, ING recorded EUR 2,156 million pre-tax negative revaluations and impairments. ING’s Real Estate portfolio has high occupancy rates and is diversified over sectors and regions, but is clearly affected by the ongoing negative Real Estate markets throughout the world.
Impact on Equity securities — available for sale
Direct equity exposure at December 31, 2009 was EUR 6.5 billion (listed) and EUR 2.4 billion (non-listed). During 2009 ING recognized EUR 409 million of pre-tax impairments on equity exposure. ING generally decides to impair a listed equity security based on two broad guidelines: when the fair value of the security is below 75% of the cost price or when the market price of the security is below the cost price for longer than six months.
Impact on counterparty risk
The impact on counterparties for 2009 is limited mainly to the collapse of the DSB Bank in the Netherlands. The DSB Bank was covered by the Dutch Deposit Guarantee scheme, and as such ING Group as a participant in the scheme is obliged to contribute to cover the claims from deposit holders. Under the scheme deposits upto an amount of EUR 100,000 per person, meeting definitions of the scheme, are guaranteed.
Impact on monolines
ING has an exposure of EUR 1.1 billion to monolines at the end of 2009 (2008: EUR 2.2 billion). This position decreased during the year primarily due to sales.
Impact on Liquidity profile
Due to the financial crisis liquidity became scarce and central banks around the world provided funding to prevent the interbank market drying up. Throughout the year ING’s liquidity position remained within internally set limits. ING Bank has a favourable funding profile as the majority of the funding stems from client deposits.
Impact on loan loss provisioning
ING’s loan book consists mainly of corporate loans and mortgages. The loan book continues to perform well despite increases in risk cost over the year. The additions to ING Bank loan loss provisions were EUR 2,973 million or 102 basis points of average credit risk weighted assets (compared to net additions of EUR 1,280 million or 48 basis points in 2008). During the first half of 2009, the larger part of the risk costs were visible in the Commercial Bank; in the Structured Finance and Real Estate portfolios. During the second half of 2009, risk costs in the Commercial Bank came down due to less incidents and closing of several restructurings. The risk costs in the second half of 2009 were negatively impacted, however, by the distress in the Mid Corporate and SME sector in the home markets Netherlands and Belgium. The risk costs in the mortgage portfolio in the home markets were moderate as there were no material increases in arrears and default levels during 2009. ING Direct risk costs were impacted by the US housing market.
Ongoing changes in the regulatory environment
After the turmoil in the financial markets over the last couple of years and the need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. During 2009 several proposals were made to change regulations governing financial institutions. These revized regulations are intended to make sure that a crisis in the financial system can be avoided in the future. To accomplish this regulations focus primarily at the following issues:
•	More stringently aligning risk taking with the capital position of the financial institutions (revized Basel II for Banks). The revized Basel II proposal narrows the definition of core Tier 1 and Tier 1 capital, and introduces a new definition for a leverage ratio that should become part of Pillar 1 of the Basel framework. The Basel Committee has also issued a proposal for new liquidity requirements. Apart from the above mentioned proposals, another aim is to reduce ‘pro-cyclicality’, to avoid that banks would be required to increase their capital in bad times when it is most scarce. Lastly, there is the proposal to introduce additional capital requirements for counterparty credit risk. The Basel II proposals are still in consultation phase, and the benchmarks and limits remain to be specified after a series of quantitative impact studies have been performed.
•	Separate from but in line with the revized Basel II proposal, on a country level local regulators are becoming more stringent on the maximum credit risk bank subsidiaries and branches are allowed to run on their parents. This leads to a new phenomenon of so-called trapped pools of liquidity, i.e. excess liquidity in a country can not merely be transferred (unsecured) to a central Treasury in another country.

•	Solvency II: In 2009 the Solvency II Framework Directive was formally approved by the European Commission and European Parliament, with a specified deadline for implementation of October 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING has always been a firm supporter of the Solvency II initiative, being an economic, risk-based solvency system that is based on commonly agreed principles, empirical insights and the economic reality in the financial markets. The detailed legislative implementing measures are currently under development. However industry participants have significant concerns on several aspects of the current proposals, which would be detrimental to consumers, the insurance industry, and the European economy. ING is committed to work actively together with all stakeholders to develop pragmatic solutions that would result in Solvency II meeting its original intent.
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
The following principles support this objective:
•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;
•	ING Group’s risk profile is transparent, managed to avoid surprises, and is consistent with delegated authorities;
•	Delegated authorities are consistent with the overall Group strategy and risk appetite;
•	Transparent communication to internal and external stakeholders on risk management and value creation.
RISK GOVERNANCE
ING’s risk management framework is based on the ‘three lines of defence’ concept which ensures that risk is managed in line with the risk appetite as defined by the Executive Board (and ratified by the Supervisory Board) and is cascaded throughout the Group. This concept provides a clear allocation of responsibilities for the ownership and management of risk, to avoid overlaps and/or gaps in risk governance. Business line management and the regional and local managers have primary responsibility for the day-to-day management of risk and form the first line of defence. The risk management function, both at corporate and regional/local level, belongs to the second line of defence and has the primary responsibility to align risk taking with strategic planning e.g. in limit setting. Risk managers in the business lines have a functional reporting line to the Corporate Risk General Managers described below. The internal audit function provides an ongoing independent (i.e. outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial and operational risk management and forms the third line of defence.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The risk organization is structured independently from the business lines and is organized through five risk departments:
•	Corporate Credit Risk Management (CCRM) is responsible for the credit risk management of ING Bank and ING Insurance.
•	Corporate Market Risk Management (CMRM) is responsible for the market risk and liquidity risk management of ING Bank.
•	Corporate Insurance Risk Management (CIRM) is responsible for the insurance, market and liquidity risk management of ING Insurance.
•	Corporate Operational Risk Management (CORM) is responsible for the operational risk management of ING Bank and ING Insurance.
•	Group Compliance Risk Management (GCRM) is responsible for (i) identifying, assessing, monitoring and reporting on the compliance risks faced by ING, (ii) supporting and advising management on fulfilling its compliance responsibilities, and (iii) advising employees on their (personal) compliance obligations.
The heads of these departments (Corporate Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Group level. The Corporate Risk General Managers and the CRO are responsible for the harmonization and standardization of risk management practices.
In addition two staff departments report to the CRO:
•	The Risk Integration and Analytics department is responsible for inter-risk aggregation processes and for providing group-wide risk information to the CRO and Executive Board.
•	The Model Validation department. This department carries out periodic model validations of all material risk models used by ING. To ensure independence from the business and the other risk departments, the head of this department reports directly to the CRO.
Group Risk Committees
The Group risk committees described below are also part of the second line of defence. They act within the overall risk policy and delegated authorities granted by the Executive Board and have an advisory role to the CRO. To ensure a close link between the business lines and the risk management function, the business line heads and the respective Corporate Risk General Managers are represented on each committee (except for the Operational and Residual Risk Committee where the business is not represented).
•	ING Group Credit Committee — Policy (GCCP): Discusses and approves policies, methodologies and procedures related to credit, country and reputation risks within ING Group. The GCCP meets on a monthly basis.
•	ING Group Credit Committee — Transaction Approval (GCCTA): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCCTA meets twice a week
•	ING Group Investment Committee (GIC): Discusses and approves investment proposals for ING Real Estate. The GIC meets on a monthly basis.
•	Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves the overall risk profile of all ING Bank’s market risks that occur in its Commercial Banking, Retail Banking and ING Direct activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank. ALCO Bank meets on a monthly basis.
•	Asset and Liability Committee ING Insurance (ALCO Insurance): Discusses and approves all risks associated with ING’s Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets ten times a year.
•	Operational and Residual Risk Committee (ORRC): Discusses and approves issues related to Methods, Models and Parameters related to Operational risk, Business risk in Banking, inter-risk diversification and consistency across risk types and businesses. The committee meets at least twice a year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In addition, the Finance and Risk Committee (F&RC) is a platform for the CRO and the CFO, along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. After the Back to Basics initiative was launched in April 2009, the Finance & Risk Committee was split into a F&RC Bank and F&RC Insurance, in line with the strategy to manage the Bank and Insurance separately. At least on a quarterly basis there is also a F&RC Group meeting, covering specific Group issues.
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
•	The Executive Board is responsible for managing risks associated with the activities of ING Group. Its responsibilities include ensuring that internal risk management and control systems are effective and that ING Group complies with relevant legislation and regulations. On a regular basis, the Executive Board reports on these issues and discusses the internal risk management and control systems with the Supervisory Board. On a quarterly basis, the Executive Board reports on the Group’s risk profile versus its risk appetite to the Audit Committee, explaining changes in the risk profile.
•	The Supervisory Board is responsible for supervising the policy of the Executive Board, the general course of affairs of the Company and its business (including its financial policies and corporate structure). The Supervisory Board has several sub-committees related to specific topics. Of these, two sub-committees are relevant for the risk management organization and risk reporting, which are:
•	The Audit Committee, which assists the Supervisory Board in reviewing and assessing ING Group’s major risk exposures and the operation of internal risk management and control systems, as well as policies and procedures regarding compliance with applicable laws and regulations.

•	The Risk Committee, which assists the Supervisory Board on matters related to risk governance, risk policies and risk appetite setting. The committee was established in 2009. It reports in the Supervisory Board on the main risk issues in the group.
Committee membership is organized such that specific business know-how and expertise relating to the activities of ING and the subject matter of the committees is available. The CRO attends the meetings of the Audit Committee and the Risk Committee.
The CRO makes sure that the boards are well informed and understand ING Group’s risk position at all times. Every quarter the CRO reports to the board committees on ING’s risk appetite levels and on ING Group’s risk profile. In addition the CRO briefs the board committees on developments in internal and external risk related issues and makes sure the board committees understand specific risk concepts.
ING has integrated its risk management into the annual strategic planning process. This process aligns strategic goals, business strategies and resources throughout ING Group. The process is such that the Executive Board issues a Planning Letter which provides the organization with the corporate strategic direction, and addresses key risk issues. Based on this Planning Letter the business lines and business units develop their business plans which align with the Group’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved in the plans. It is part of the process to explicitly discuss strategic limits and group risk appetite levels. At each level, strategies and metrics are identified to measure success in achieving objectives and to assure adherence to the strategic plan. Based on the business unit and line of business plans, the Executive Board formulates the Group Strategic Plan which is submitted to the Supervisory Board for approval.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING GROUP FINANCIAL RISK PROFILE
ING Group uses an integrated risk management approach. The risk dashboard captures the risks in all Banking and Insurance business lines in terms of Earnings at Risk and Capital at Risk, and shows the impact of diversification across the Group. The Executive Board uses the risk dashboard to monitor and manage the actual risk profile in relation to the Group risk appetite. It enables the Executive Board to identify possible risk concentrations and to support strategic decision making. The risk dashboard is reported to the Executive Board on a quarterly basis and is subsequently presented to the Risk Committee.
ING Group’s risk appetite is defined by the Executive Board as part of the strategic planning process. Strict boundaries are established with regard to acceptable risk types and levels. ING’s ‘three lines of defence’ governance framework ensures that risk is managed in line with the risk appetite as defined by the Executive Board. Risk appetite is cascaded throughout the Group, thereby safeguarding controlled risk taking. The role of the business lines is to maximise the value within established risk boundaries. Each quarter, the Executive Board monitors that the financial and non-financial risks are within the boundaries of the risk appetite as set in the strategic planning process.
During 2009 the risk appetite framework for ING Group was revized, and approved by the Executive Board. It now more closely aligns the risk appetite setting with the capital management targets for the capital ratios. This new framework will be implemented in 2010.
ING Group risk metrics in 2009
The Group’s risk appetite is captured in three different metrics which are disclosed below:
•	Earnings at Risk: the potential reduction in IFRS earnings over the next year, during a moderate (i.e. ‘1 in 10’) stress scenario. Maintaining a high quality of earnings helps ING to safeguard against being downgraded by the rating agencies.
•	Capital at Risk: the potential reduction of the current net asset value (based on fair values) over the next year, during a moderate (i.e. ‘1 in 10’) stress scenario.
•	Economic Capital: the amount of capital that is required to absorb unexpected losses in times of a severe (i.e. ‘1 in 2000’) stress scenario given ING Group’s ‘AA’ target rating.
ING Group’s risk metrics cover the most important aspects in terms of different severities (moderate vs. extreme stress) and performance measures where risk can materialise (value vs. earnings). The Earnings and Capital at Risk metrics are important metrics from a shareholder point of view since they provide insight in the level of risk ING takes under ‘moderate stress’ market expectations to generate return. From the debt and policy holder point of view, Economic Capital is more important since it is the buffer against extreme losses.
The main differences and similarities between the risk metrics are illustrated below.

	Earnings at Risk	Capital at Risk	Economic Capital
Confidence interval	90%	90%	99.95% (based on AA target rating)
Stressed metric	IFRS earnings	Value	Value
Deviation from	IFRS earnings before market volatilities and risk costs (over the next year)	Current net asset value based on fair values (over the next year)	Current net asset value based on fair values (over the next year)
Interpretation	Potential IFRS earnings reduction during a ‘moderate’ stress scenario (i.e. 1 in 10)	Potential value reduction of net value during a ‘moderate’ stress scenario (i.e. 1 in 10)	Potential value reduction of net value during a ‘severe’ stress scenario (i.e. 1 in 2000)
When interpreting the Earnings and Capital at Risk metrics it is important to note that these are not loss estimates of a specific adverse scenario. Further, the metrics do not take into account discretionary management intervention in a specific crisis situation, and are based on instantaneous shock scenarios.
The methodology for the risk metric Earnings at Risk was upgraded during 2009 to more closely align with accounting rules. In particular, the impairment risk component was improved. The methodology now also takes into account potential impairments on goodwill, and better incorporates of impairments on debt securities. The approximate impact of these changes is an increase of EUR 900 million on total EaR level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The revized risk appetite framework that will be implemented in 2010 will include some new metrics, like for instance Risk Weighted Assets at Risk for ING Bank, and Local Solvency at Risk for ING Insurance. The new metrics combined with the existing metrics will provide a better understanding of the movement in capital ratios in a moderate (i.e. ‘1 in 10’) stress scenario.
Risk types
ING’s financial risk profile measures the following main types of risks that are associated with its business activities:
•	Credit risk: the risk of potential loss due to default by ING’s debtors (including bond issuers) or trading counterparties
•	Market risk: the risk of potential loss due to adverse movements in market variables, such as equity prices, real estate prices, interest rates and foreign exchange rates. These four market risks cover all market risks identified in ING’s businesses.
•	Insurance risk: risks such as mortality, morbidity and property and casualty associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims.
•	Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk; whereas strategic risks are not included.
•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs, as well as client behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency.
The business risk methodology for ING Bank was revized during 2008 and the first quarter of 2009. The methodology was changed to more closely align with the methodology used for ING Insurance and to make sure that the volumes, margins and cost fluctuations were better reflected than in the previous methodology. The new business risk methodology for Bank consists of three components, (i) volume/margin risk, (ii) expense risk, and (iii) client behaviour risk. The new methodology was implemented during the first quarter of 2009, after approval by the ORRC.
The above risk metrics do not cover liquidity risk: the risk that ING or one of its subsidiaries cannot meet its financial liabilities, at reasonable cost and in a timely manner, when they fall due. ING has a separate liquidity management framework in place to manage this risk. This framework is described below in the Liquidity Risk section of ING Bank and ING Insurance respectively.
A description of the models, underlying assumptions and key principles used by ING for calculating Earnings at Risk, Capital at Risk and Economic Capital is provided in the Model Disclosure section at the end of the risk management section.
Risk measures related to accounting are based on IFRS-EU where relevant, as IFRS-EU is the primary accounting basis, which is also the basis for statutory and regulatory reporting and risk management.
Earnings at Risk
The level of Earnings at Risk (EaR) provides insight into the level of risk ING can absorb relative to its earnings capacity. The below two tables show the EaR figures per risk type, split between Bank and Insurance and combined for ING Group. The levels shown are undiversified levels for ING Bank and ING Insurance, meaning that the diversification between Bank and Insurance is not yet included in these figures. This diversification benefit is shown separately. The row ‘Bank-Insurance diversification %’ shows the benefit of combining the Bank and Insurance EaR figures. For example: the 1% for Credit and Transfer Risk indicates that the Group figure for Credit & Transfer Risk is 1% lower than the Bank and Insurance figures for Credit and Transfer Risk combined. Similarly the column ‘Inter-risk diversification %’ shows the diversification benefit derived from combining the different risk types at the Bank, Insurance or Group level respectively. This presentation format differs from the format in the 2008 annual report and as such the figures are different from those shown last year. Since this is only a different representation the final figure for ING Group has not changed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Earnings at Risk by risk type:

	Credit and	Market							Inter-risk
2009	Transfer	Interest Rate	Equity	Real Estate	FX	Insurance	Business	Operational	diversification %	Total
ING Bank	2,117	510	85	454	135	0	1,750	607	38%	3,505
ING Insurance	1,378	259	753	428	224	194	211	260	39%	2,269
Bank-Insurance diversification	1%	4%	2%	6%	6%	0%	7%	16%		7%

Total ING Group	3,471	737	821	825	337	194	1,814	730	40%	5,371

Earnings at Risk by risk type:

	Credit and	Market							Inter-risk
2008	Transfer	Interest Rate	Equity	Real Estate	FX	Insurance	Business	Operational	diversification %	Total
ING Bank	2,519	444	303	476	89	0	357	626	30%	3,367
ING Insurance	320	61	699	525	224	214	223	344	42%	1,519
Bank-Insurance diversification %	5%	9%	2%	6%	5%	0%	20%	26%		12%

Total ING Group	2,699	458	982	936	297	214	466	714	36%	4,313

Over 2009, the reported Earnings at Risk for ING increased. The increase is not due to additional risk taking, but due to the inclusion of risks which were not yet taken into account in the 2008 figures. Credit risk has increased because specific impairment rules for available for sale debt securities, whereby securities are written down to market value, even if expected credit losses are much smaller, are now better reflected in the dashboard. Furthermore, the business risk figures have gone up significantly due to the inclusion of a) goodwill impairment risk and b) the risk that the business volumes are lower than expected.
Without the model refinements mentioned above, the Earnings at Risk profile of ING Group would have decreased in 2009. For example, Credit risk would have gone down due to large additions to provisions which were made during 2009. The decrease in equity risk is caused by the recovery of the markets: equity investments are now further away from the impairment thresholds.
Capital at Risk
The level of Capital at Risk (CaR) provides understanding as to whether ING can maintain a sound financial position under a ‘moderate’ (i.e. 1 in 10) stress scenario.
The below two tables show the CaR figures per risk type, split over Bank and Insurance and combined for ING Group. The levels shown are undiversified levels for ING Bank and ING Insurance, meaning that the diversification between Bank and Insurance is not yet included in these figures. This diversification benefit is shown separately. The column ‘Inter-risk diversification %’ shows the benefit of combining the CaR figures for all risk types. For example, the 39% for ING Bank indicates that the total Bank figure for all risk types is 39% lower than the sum of the individual CaR figures per risk type. Similarly the row ‘Bank-Insurance diversification %’ shows the diversification benefit derived from combining the Bank and Insurance CaR figures for each risk type into a Group CaR figure for each risk type. This presentation format differs from the format in the 2008 annual report and as such the figures are different from those shown last year. Since this is only a different representation, the final figure for ING Group has not changed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Capital at Risk by risk type:

	Credit and	Market							Inter-risk
2009	Transfer	Interest Rate	Equity	Real Estate	FX	Insurance	Business	Operational	diversification %	Total
ING Bank	3,396	2,128	930	720	210	0	1,367	607	39%	5,673
ING Insurance	1,047	3,287	2,209	401	681	736	1,059	260	42%	5,609
Bank-Insurance diversification %	0%	45%	8%	6%	5%	0%	21%	16%		18%

Total ING Group	4,427	2,970	2,892	1,054	850	736	1,928	730	41%	9,240

Capital at Risk by risk type:

	Credit and	Market							Inter-risk
2008	Transfer	Interest Rate	Equity	Real Estate	FX	Insurance	Business	Operational	diversification %	Total
ING Bank	2,852	2,169	760	773	416	0	357	626	36%	5,097
ING Insurance	710	2,146	1,641	473	608	758	801	344	44%	4,226
Bank-Insurance diversification %	0%	24%	4%	6%	6%	0%	18%	26%		12%

Total ING Group	3,562	3,294	2,306	1,171	960	758	955	714	40%	8,223

The Capital at Risk figure substantially increased over 2009 due to higher credit risk, equity risk and business risk.
The increase in credit risk was mainly caused by rating migration. The higher equity risk is primarily due to the recovery of the markets: higher values of equity investments mean higher exposures as well. The increase in business risk for the Bank resulted from the reclassification of client behaviour risk from interest rate risk to business risk. Client behaviour risk is related to retail portfolios; examples are outflow risk from savings portfolios and prepayment model risk for mortgages. Although the reclassification initially led to lower interest rate risk for the bank, that decrease was off-set by the inclusion of the interest rate risk for investments of core equity.
The table below shows the Earnings at Risk and Capital at Risk figures per line of business. The levels shown are undiversified levels for ING Bank and ING Insurance, meaning that the diversification between Bank and Insurance is not yet included in these figures. This diversification benefit is shown separately. The row ‘Bank-Insurance diversification %’ shows the diversification benefit derived from combining the Bank and Insurance CaR figures for each risk type into a Group CaR figure for each risk type. This presentation format differs from the format in the 2008 annual report and as such the figures are different from those shown last year. Since this is only a different representation the final figure for ING Group has not changed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Capital at Risk and Earnings at Risk by Line of Business

	Earnings at Risk		Capital at Risk
	2009	2008	2009	2008
Commercial Banking	2,186	2,310	2,238	2,752
Retail Banking	1,124	788	1,747	1,365
ING Direct	565	558	1,575	1,143
Corporate Line Bank	120	110	1,240	513

Line of Business diversification % Bank	12%	11%	17%	12%
ING Bank	3,505	3,367	5,673	5,097

Insurance Americas	1,738	790	3,812	2,467
Insurance Asia/Pacific	232	250	678	1,038
Insurance Europe	718	655	1,593	1,278
Corporate Line Insurance	134	208	768	782
Line of Business diversification % Insurance	20%	20%	18%	24%

ING Insurance	2,269	1,519	5,609	4,226

Bank-Insurance diversification %	7%	12%	18%	12%

ING Group	5,371	4,313	9,240	8,223

Bank-Insurance diversification for EaR decreased from 12% to 7% because the credit risk component increased. Credit Risk hardly diversifies between Bank and Insurance.
Bank-Insurance diversification for CaR increased from 12% to 18%. Main driver is the increase in off-setting positions for interest rate risk.
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
Group Economic Capital (in EUR billion):

	2009	2008
ING Bank	23.1	22.4
ING Insurance	18.1	13.7
Consolidated Benefit	(6.2)	(5.4)

Total ING Group	35.0	30.7

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
ING Group Economic Capital is 15% lower than the sum of the parts (bank and insurance). Three different factors contribute to this consolidation benefit:
1.	Offsetting positions between bank and insurance, especially on the interest rate risk side, where the long duration assets of the bank are offset by the long duration liabilities of Insurance.

2.	Diversification between bank and insurance asset classes based on observed correlations; e.g. less than full correlation between insurance equity positions and bank Real Estate positions.

3.	Diversification between bank and insurance risk drivers based on expert opinion correlations; e.g. less than perfect correlation between operational risk incidents at the bank and interest rate risk in insurance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The 15% diversification benefit used for 2009 is supported by calculations done at ING Group level (2008: 15%).
The table below shows the contribution of the different risk drivers to the consolidation benefit:
Contribution to consolidated benefit:

	2009	2008
Risk Type
Interest Rate risk	70%	60%
Equity risk	7%	7%
Foreign Exchange risk	1%	1%
Real Estate risk	2%	3%
Credit risk	1%	3%
Business risk	13%	12%
Operational risk	6%	14%

Total	100%	100%

Risk measurement ING Bank and ING Insurance
The overall ING Group risk appetite is translated into specific limits which are cascaded down into the organization, e.g.
•	Credit risk limits for bank and insurance business.

•	Market Value at Risk limits for the insurance business.

•	ALM/Value at Risk limits for bank operations.

•	Mortality and concentration limits for insurance operations.
The following risk disclosures provide more insight into how the risk measures used by the risk organization are linked to the Group risk dashboard and Group Economic Capital.
ING BANK
ING Bank is engaged in selling a broad range of products. The Bank Management Board is responsible for managing risks associated with the activities of ING Bank. The financial risks that arise from selling these products are managed by the Corporate Credit and Market Risk departments. Operational risks are managed by the Corporate Operational Risk department.
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
Economic Capital (Bank diversified only) by risk type

	2009	2008
Credit risk (including Transfer risk)	9,991	8,686
Market risk	8,435	10,349
Business risk	2,581	1,221
Operational risk	2,074	2,151

Total banking operations	23,081	22,407

Economic Capital (Bank diversified only) by Line of Business

	2009	2008
Commercial Banking	8,662	9,849
Retail Banking	7,166	6,169
ING Direct	4,466	4,050
Corporate Line Bank *	2,787	2,339

Total banking operations	23,081	22,407

*	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories. Diversification effects that arise as a result of combining ING Bank and ING Insurance activities are not taken into account. Business risk is to cover unexpected losses that may arise as a result of changes in client behaviour risk and costs.
The ING Bank Economic Capital model is described in more detail in the Model Disclosure section.
Despite de-risking activities, credit deterioration increased the credit risk capital. Starting in 2009, client behaviour risk is captured under business risks instead of market risk. This explains the increase in business risk. The drop in market risk capital is due to de-risking.
The de-risking efforts of Commercial banking have resulted in lower capital. For Retail banking, the increase in value of the strategic equity stakes and deterioration of the retail portfolio explains an increase of economic capital. Credit migrations for securitizations are the main contributor for the higher capital in ING Direct.
Economic capital is a non accounting measure which is inherently subject to dynamic changes and updates as a result of ING’s portfolio mix and general market developments. ING is in the process of recalibrating the underlying assumptions to its economic capital models to bring closer alignment of the economic capital framework with the regulatory capital framework, and to include the effects of the extreme market influences over the last year. As of the first of January 2010, this may have a material impact on the economic capital values for credit risk going forward.
ING BANK — CREDIT RISKS
Credit risk is the risk of loss from default by debtors (including bond issuers) or trading counterparties. Credit risks are split into five principal risk categories: a) lending (including guarantees and letters of credit); b) investments; c) pre-settlement (derivatives, securities financing and foreign exchange trades); d) money markets and e) settlement. Corporate Credit Risk Management (CCRM) is responsible for the measurement and management of credit risk incurred by all ING Group entities, including country-related risks. CCRM is organized along the three business lines of ING Bank (e.g. Retail Banking, Commercial Banking and ING Direct) and ING Insurance. The CCRM General Manager is functionally responsible for the global network of credit risk staff, while the heads of the credit risk management functions for the business lines report directly to him.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Restructuring activities for Business borrowers normally start with a watch list indication. Borrowers on the watch list maintain their rating (1-19). A watch list indication may develop into a restructuring status (18-19) or even a recovery status (20-22). Most borrowers with a watch list indication return to a regular status. For Consumer clients the watch list of ‘potential problem loan’ status is usually caused by payment arrears (more than 1 month) which are subsequently reflected in the risk rating of 18-19 (or comparable status based on an increased probability of default). Following restructuring relationship management is either transferred to the regular commercial banking departments or terminated.
ING’s renegotiated loans that would otherwise be past due or impaired are reflected below:
ING Bank renegotiated loans that would otherwise be past due or impaired (outstandings):

	2009	2008

From restructuring (18-19) to regular (1-17) status	2,737	1,183
From recovery (20-22) to regular or restructuring status (1-19)	6,105	3,556

Total of renegotiated loans	8,842	4,739

This total is broken down by Business and Consumer clients as follows:
Renegotiated business loans that would otherwise be past due or impaired (outstandings):

	2009	2008

From restructuring (18-19) to regular (1-17) status	2,737	1,183
From recovery (20-22) to regular or restructuring status (1-19)	2,895	978

Total of renegotiated loans	5,632	2,161

ING continues to take a proactive approach in working with its Business customers which are experiencing financial difficulties to restructure their loans and help return the companies to economic viability. The large increases in 2009 are a reflection of the larger part of loans eligible for restructuring as a result of the financial crisis.
Renegotiated consumer and mortgage loans that would otherwise be past due or impaired (outstandings):

	2009	2008

From recovery (20-22) to regular or restructuring status (1-19)	3,210	2,578
Total of renegotiated consumer and mortgages loans (‘Consumer’)	3,210	2,578
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
Credit quality: ING Bank portfolio, outstandings:

	2009	2008
Neither past due nor impaired	790,377	817,069
Past due but not impaired (1-90 days) (1)	7,404	7,224
Impaired	11,983	8,592

	809,764	832,885

(1)	Based on lending (consumer loans and residential mortgages only).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Aging analysis (past due but not impaired): ING Bank portfolio, outstandings (1) (2)

	2009	2008
Past due for 1-30 days	5,967	5,844
Past due for 31-60 days	1,281	1,223
Past due for 61-90 days	156	157

	7,404	7,224

(1)	Based on lending (consumer loans and residential mortgages only).

(2)	The amount of past due but not impaired financial assets in respect of non-lending activities was not material.
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
Impaired Loans: ING Bank portfolio, outstandings by economic sector:

	2009	2008
Private Individuals	4,589	3,718
Real Estate	1,528	1,094
General Industries	933	1,036
Food, Beverages & Personal Care	681	397
Builders & Contractors	628	676
Services	611	270
Media	583	135
Transportation & Logistics	415	146
Other	2,015	1,120

Total	11,983	8,592

The table above represents the economic sector breakdown of credit risk outstandings (including impaired amounts) for loans and positions that have been classified as problem loans and for which provisions have been made. Against this portfolio, ING holds specific and collective provisions of EUR 2,115 million and EUR 1,246 million, respectively (2008 EUR 1,067 million and EUR 799 million respectively), representing the difference between the amortized cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 1,005 million in provisions against the performing portfolio.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Provisions: ING Bank portfolio:

	Commercial Banking		Retail Banking		ING Direct		Total ING Bank
	2009	2008	2009	2008	2009	2008	2009	2008
Opening balance	1,024	921	1,070	771	517	309	2,611	2,001
Changes in the composition of the group		2	(3)				(3)	2
Write-offs	(520)	(260)	(493)	(399)	(204)	(69)	(1,217)	(728)
Recoveries	21	24	125	63	2	4	148	91
Increase/(decrease) in loan loss provision	1,211	596	997	401	765	283	2,973	1,280
Exchange differences	(28)	(17)	(12)	(36)	(8)	3	(48)	(50)
Other changes	(80)	(242)	27	270	(12)	(13)	(65)	15

Closing balance	1,628	1,024	1,711	1,070	1,060	517	4,399	2,611

Following the trend in the global economy, risk costs began to increase in 2008. The trend continued in 2009, albeit at a slower pace in the second half of 2009.
Collateral
As part of its securities financing business, ING entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING held as collateral under these types of agreements was EUR 72.7 billion at December 31, 2009 and EUR 82.1 billion at December 31, 2008. The reduction is commensurate with the overall decline in open securities financing trades at year end 2009 compared to year end 2008. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or repledged in other (similar) transactions. ING is obliged to return equivalent securities in such cases.
Risk classes
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.
Risk classes ING Bank portfolio by business line, as % of total outstandings (1)

		Commercial Banking		Retail Banking		ING Direct(2)		Total ING Bank
		2009	2008	2009	2008	2009	2008	2009	2008
1	(AAA)	3.7%	9.3%	0.2%	1.3%	19.8%	27.6%	7.8%	12.6%
2-4	(AA)	18.7%	19.3%	3.5%	5.7%	17.2%	17.1%	13.4%	14.5%
5-7	(A)	21.4%	16.7%	4.9%	4.0%	18.3%	15.6%	15.2%	12.5%
8-10	(BBB)	20.7%	23.2%	37.5%	34.3%	25.0%	22.2%	27.4%	26.2%
11-13	(BB)	22.0%	23.3%	40.9%	42.9%	11.4%	14.8%	24.5%	26.6%
14-16	(B)	8.5%	5.8%	7.7%	6.9%	5.6%	1.5%	7.3%	4.8%
17-22	(CCC & Problem Grade)	5.0%	2.4%	5.3%	4.9%	2.7%	1.2%	4.4%	2.8%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

(2)	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.
Risk classes ING Bank portfolio, as % of total outstandings (1) :

		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
		2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
1	(AAA)	0.8%	1.3%	36.9%	49.8%	1.2%	7.1%	5.9%	8.1%	7.8%	12.6%
2-4	(AA)	7.0%	4.2%	29.4%	28.8%	45.6%	57.3%	26.1%	48.3%	13.4%	14.5%
5-7	(A)	9.1%	10.2%	23.1%	15.0%	40.9%	26.3%	46.7%	21.5%	15.2%	12.5%
8-10	(BBB)	35.0%	36.1%	6.5%	3.6%	7.2%	4.8%	11.0%	11.2%	27.4%	26.2%
11-13	(BB)	32.7%	37.8%	1.8%	1.5%	4.7%	4.4%	7.3%	7.2%	24.5%	26.6%
14-16	(B)	9.9%	6.6%	0.6%	0.6%	0.2%	0.1%	1.8%	2.7%	7.3%	4.8%
17-22	(CCC & Problem Grade)	5.5%	3.8%	1.7%	0.7%	0.2%		1.2%	1.0%	4.4%	2.8%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Bank experienced a considerable downward migration in terms of risk classes, largely as a result of continuing downward pressure on external ratings related to securitization tranches held by ING Direct and deteriorating credit worthiness in the general economy. Additionally problem grades also increased during the year, largely related to increasing financial difficulties in the SME markets. This was reinforced by downgrades of financial institutions as visible in Money Market and Pre-Settlement activities.
Risk concentration: ING Bank portfolio, by economic sector (1)(2):

	Commercial Banking		Retail Banking		ING Direct		Total ING Bank
	2009	2008	2009	2008	2009	2008	2009	2008
Private Individuals	0.2%	0.2%	70.5%	68.4%	49.7%	44.1%	38.2%	34.5%
Non-Bank Financial Institutions	13.0%	13.5%	1.9%	2.0%	20.0%	29.9%	11.8%	15.0%
Commercial Banks	19.5%	20.4%	0.8%	1.2%	14.4%	15.4%	12.0%	13.1%
Central Governments	12.3%	12.8%	1.8%	1.5%	8.6%	2.7%	7.8%	6.2%
Real Estate	13.8%	12.5%	4.1%	3.9%	0.8%	0.6%	6.6%	6.2%
Natural Resources	8.7%	6.9%	0.8%	0.7%			3.4%	2.9%
Central Banks	3.7%	2.4%	0.3%	1.6%	2.8%	4.5%	2.3%	2.8%
Transportation & Logistics	5.6%	5.4%	1.5%	1.6%			2.5%	2.6%
Services	3.2%	3.5%	3.3%	3.1%	0.1%		2.2%	2.3%
Other	20.0%	22.4%	15.0%	16.0%	3.6%	2.8%	13.2%	14.4%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies.

(2)	Economic sectors below 2% are not shown separately but grouped in Other.
ING Direct continued to increase its diversification into residential mortgages, while proportionally reducing its securitization and bond portfolios. The increased concentration in “Central Governments” at ING Direct was due to the Alt-A transaction with the Dutch government. The following industries fell below the 2.0% threshold during 2009: Food, Beverage and Personal Care (2008: 2.2%), General Industries (2.1%) and Builders and Contractors (2.0%).
Largest economic exposures: ING Bank lending portfolio, by country (1) (2) :

	Commercial Banking		Retail Banking		ING Direct		Total ING Bank
Amounts in billions of euros	2009	2008	2009	2008	2009	2008	2009	2008
Netherlands	54.8	56.2	187.0	171.9	17.7	1.0	259.5	229.1
Germany	11.2	12.5	0.2	0.2	70.3	61.5	81.7	74.2
Belgium	26.5	25.6	52.9	52.6	0.9	1.1	80.3	79.3
United States	31.3	35.3	0.6	0.2	48.2	63.6	80.1	99.1
Spain	12.3	15.2	0.4	0.4	36.4	40.1	49.1	55.7
Australia	4.4	4.3	0.1		31.8	23.0	36.3	27.3
France	23.0	23.4	0.8	0.7	5.1	4.2	28.9	28.3
Italy	13.6	14.7	0.6	0.5	12.2	12.8	26.4	28.0
United Kingdom	13.9	15.8	0.2	0.2	12.1	13.5	26.2	29.5
Canada	0.7	1.4	0.0	0.0	21.8	17.4	22.5	18.8
Poland	9.0	9.7	6.2	2.1			15.2	11.8
Turkey	0.7	0.8	9.0	8.6			9.7	9.4

(1)	Only covers total exposures in excess of EUR 9 billion, including intercompany exposure with ING Insurance. The selection contains the same countries as in the previous year, albeit in a different order.

(2)	Country is based on the country of residence of the obligor.
In line with ING’s de-risking strategy, the portfolio developments in most countries mirrored the developments in the portfolio as a whole. The growth at ING Direct in The Netherlands and the decrease in the United States are the result of the Alt-A transaction with the Dutch government. The increase in Australia is largely driven by exchange rate effects. In Canada, the increase in exposure was principally caused by growth of the Residential Mortgage portfolio.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Within ING Bank, market risk (including liquidity risk) falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is regionally organized with the exception of ING Direct, which has a separate ALCO. The business lines Retail Banking and Commercial Banking are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.
The Corporate Market Risk Management department (CMRM) is the designated independent department that is responsible for the design and execution of the bank’s market risk management functions in support of the ALCO function. The CMRM structure recognises that risk taking and risk management to a large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.
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
Market risk in trading books
Organization
Within the trading portfolios, positions are maintained in the professional financial markets for the purpose of benefiting from short term price movements. Market risk arises in the trading portfolios through the exposure to various market risk factors, including interest rates, equity prices and foreign exchange rates.
The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the guidelines set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. CMRM advises both the FMRC and ALCO Bank on the market risk appetite of Commercial Banking activities.
For the trading portfolios, CMRM focuses on the management of market risks of Commercial Banking (mainly Financial Markets) as this is the only business line where significant trading activities take place. Trading activities include facilitation of client business, market making and proprietary position taking in cash and derivatives markets. CMRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. CMRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of trading market risk is performed at various organizational levels, from CMRM overall down to specific business areas and trading offices.
Measurement
CMRM uses the Value at Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year. ING uses VaR with a 1-day horizon for internal risk measurement, control and backtesting, and VaR with a 10-day horizon for determining regulatory capital. ING’s VaR model has been approved by the De Nederlandsche Bank (DNB: the Dutch Central Bank) to be used for the regulatory capital calculation of its most important trading activities.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
CMRM has implemented a historical simulation Value at Risk model for consolidated risk reporting for the trading books that has replaced the Variance Covariance method used previously. ING has chosen to use a phased rollout approach and as of January 1, 2009, implemented the first phase after approval from DNB. In this first phase, calculations for linear portfolios and equity derivative positions have changed from variance-covariance to historical simulation. Most of the other non-linear risks and specific risks are still measured by Monte Carlo or variance-covariance methods. In due time, all non-linear and specific risks will be replaced by actual historical simulation results mainly based on full revaluation. The harmonization of VaR methodologies is one of the main targets of CMRM for 2010.
Limitations
VaR as a risk measure has some limitations. VaR uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold true. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level.
The Basel Committee has proposed to supplement the current VaR regulatory capital framework for trading exposures with e.g. an Incremental Risk Charge (IRC) and Stressed VaR to cover for the shortcomings of the current risk framework. The IRC will ensure that Basel II capital charges will capture certain risks which are not reflected in the current 99%, 10-day VaR model for the trading book such as defaults and credit migrations. The Basel II requirements on the incremental risk charge will come into force from 2011 onwards.
Backtesting
Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘occurrence’ has taken place. Based on ING’s one-sided confidence level of 99% an occurrence is expected once in every 100 business days. In 2009, like in 2008, there was no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Commercial Banking. ING reports the results of this backtesting to DNB on a quarterly basis.
Stress testing
Stress tests are used for the monitoring of market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical and hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss account effect caused by a potential event and its world-wide impact for ING Commercial Banking. The event risk number for the ING Commercial Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank. The event-risk policy (and its technical implementation) is specific to ING as there is no event risk calculation method that is generally accepted by other banks and regulators (like the Value at Risk model). ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange, credit and related derivative markets). The scenarios and stress parameters are back-tested against extreme market movements that actually occurred in the markets. If and when necessary, ING evaluates specific stress scenarios, as an addition to its structural stress tests. These specific scenarios relate to current concerns, like political instability in certain regions, terrorist attacks or extreme movements in energy prices.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Development of market risks
The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon. The overnight VaR is presented for the ING Commercial Banking trading portfolio which was risk managed by CMRM Trading during 2008 and 2009. Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the trading risk graph and table below.
During 2009 the overnight VaR for the ING Commercial Banking trading portfolio ranged from EUR 25 million to EUR 60 million. One minor limit excess was observed in 2009. On January 16, 2009, the EUR 60 million VaR limit was exceeded by EUR 50.000
The average VaR over 2009 was substantially lower than 2008 (average VaR 2009: EUR 39 million and average VaR 2008: EUR 53 million). After the extreme market volatility in Q4 2008 following the failure of several financial institutions and the gloomy economic outlook, the VaR decreased to EUR 27 million in Q4 2009. This decrease is to a large extent related to the de-risking strategy of ING and the decrease of volatility in the different financial markets.
More details on the VaR of the ING Commercial Banking trading portfolio for 2009 and 2008 are provided in the table below.
Consolidated VaR trading books: ING Commercial Bank:

	Minimum		Maximum		Average		Year-end
	2009	2008	2009	2008	2009	2008	2009	2008
Foreign exchange	1	4	11	9	5	5	3	7
Equities	4	5	11	13	7	8	5	7
Interest rate / Credit spread	20	33	54	58	33	45	24	43
Diversification (1)					(6)	(5)	(5)	(3)

Total VaR	24	42	60	72	39	53	27	54

(1)	The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates. Note: the above categories are consistent with those used for internal risk management purposes and do not relate to financial statement captions.
In general, the level of the trading VaR was lower in 2009, and also showed a decreasing trend after February 2009. The interest rate market, which includes both the general interest rate and credit spread exposures, provided the largest contribution to the trading VaR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The following tables show the largest trading foreign exchange positions and interest rate and corporate credit spread sensitivities. The corporate credit spread sensitivities are furthermore split in different risk classes and sectors.
Most important foreign exchange positions trading books (year-end 2009):

	2009		2008
Foreign exchange		Foreign exchange
US dollar	(266)	Singapore dollar	(91)
Chinese yuan	208	Mexican peso	69
Bulgarian lev	37	South Korean won	(68)
Polish zloty	31	US dollar	55
South Korean won	20	Chinese yuan	46
Most important interest rate and credit spread sensitivities trading books (year-end 2009):

In EUR thousands	2009		2008
Interest Rate (BPV (1))		Interest Rate (BPV (1))
Eurozone	(1,175)	Eurozone	(1,272)
United States	(359)	Mexico	(289)
Mexico	(153)	United States	241
UK	(109)	South Korea	(111)
Japan	107	Taiwan	60

Credit Spread (BPV (1))		Credit Spread (BPV (1))
United States	(115)	Eurozone	(247)
Eurozone	(86)	United States	(187)
Mexico	(57)	Mexico	(97)
Japan	(17)	Japan	(56)
Russia	(13)	United Kingdom	(32)

(1)	Bpv (or basis point value) refers to profit and loss account sensitivity per 1bp increase in the interest rate or credit spread.
Credit spread sensitivities per risk class and sector trading books (year-end 2008) :

			2009		2008
			Financial		Financial
In EUR thousands		Corporate	Institutions	Corporate	Institutions
Credit Spread (BPV (1))
Risk classes
1	(AAA)	(18)	(145)	(20)	(40)
2-4	(AA)	(18)	(34)	(19)	(115)
5-7	(A)	83	(100)	4	(88)
8-10	(BBB)	16	14	(75)	(103)
11-13	(BB)	(12)	(20)	(37)	(54)
14-16	(B)	(21)	20	(6)	(18)
17-22	(CCC and Problem Grade)	(47)	(11)	(21)	(2)
No rating		15	(16)	(19)	(28)

Total		(2)	(292)	(193)	(448)

(1)	BPV (or basis point value) refers to profit and loss account sensitivity per 1bp increase in the credit spread.
Market risk in banking books
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
For the determination of the interest rate sensitivity of savings accounts and current accounts, several methods depending on the focus of the risk analysis have been developed, e.g. historical simulation, Earnings Sensitivity analysis and valuation models. Pricing strategies, outstanding volumes and the level and shape of the yield curve are taken into account in these models. Based on these analyses, investment rules are determined for the various portfolios.
The hedging of the embedded prepayment options within mortgage portfolios is based on prepayment prediction models. These models include the incentive for clients to prepay. The parameters of these models are based on historical data and are regularly updated. The interest sensitivity of the embedded offered rate options for the mortgage portfolio is determined as well and a hedging process is in place to minimise the resulting interest rate risk.
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
The ALM books are managed within ING Commercial Banking and contain the strategic interest rate risk position of ING Bank. The main objective is to maximise the economic value of the book and to generate adequate and stable yearly earnings within the risk appetite boundaries of ING Bank.
In the following sections, the risk figures for interest rate risk in the banking books are presented. In line with the group risk metrics, ING Bank uses several risk measures to manage interest rate risk both from an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Several small banking books are governed by the trading risk process and are therefore excluded from the following banking book risk tables. These are included in the trading risk graph and table under ‘Market Risk in Trading Books’.
Earnings Sensitivity (ES)
ES measures the impact on (pre tax) IFRS earnings resulting from changes of market interest rates over a time period of one year. Management interventions are not incorporated in these calculations; balance sheet dynamics (e.g. new business) only where significant. The ES figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock in market rates. After the shock the market rates are assumed to remain stable for the next 12 months. For the ALM books ES measures the potential loss of earnings due to the structural mismatch in interest rate positions. The calculations for the ALM books capture the ES resulting from the current positions. For the commercial banking books the ES captures the interest rate risks resulting from savings, current accounts and the main mortgage portfolios. The impact of new business is included in the ES calculations for the savings and demand deposits portfolios, as it is most relevant for these portfolios. The ES of the Corporate Line, i.e. the investment of ING Bank’s equity capital, reflects the interest risk profile of the investments only.
Earnings Sensitivity banking books (1% instantaneous upward shock to interest rates):

	2009	2008
By Business Line
ING Commercial Banking	(44)	(91)
ING Retail Banking	(115)	(102)
ING Direct	(281)	5
ING Bank Corporate Line	5	46

ING Bank Total	(435)	(142)

By Currency
Euro	(262)	(220)
US dollar	(193)	80
Pound sterling	(26)	5
Other	46	(7)

Total	(435)	(142)

Note: Compared to ES figures in the group risk dashboard, the above figures exclude diversification with other bank risk types and group/insurance risks
The total ES figure increased from EUR (142) million to EUR (435) million. In 2008 interest rates decreased to exceptionally low levels in the light of substantial rate cuts by central banks. Retail Banking and ING Direct in particular invested in more short term assets. This led to a relatively low level ES figure at the end of 2008.
In the course of 2009 the client coupons on savings accounts were lowered in line with the development of market rates. Simultaneously, client rates became more sensitive to upward rate shocks, leading to a further increase of the ES figure. This effect was magnified by the growth in savings volume. Moreover, the duration of mortgages of ING Direct US increased significantly after the increase of long term interest rates by approx +1% in the course of 2009. Consequently, Earnings Sensitivity further increased. The ES of Commercial Banking decreased following a reduction in the structural interest rate mismatch position in the strategic ALM portfolio.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Net Present Value at Risk (NPV)
The Net Present Value (NPV) at Risk figures represent the full value impact (i.e. including convexity) on the banking books resulting from changing interest rates. This full value impact cannot be linked directly to the balance sheet or profit and loss account as the fair value movements in banking books are generally not reported through the profit and loss account or through equity. The largest part, namely the value mutations of the amortized cost balances, is neither recognized in the balance sheet nor directly in the profit and loss account. These mutations would be expected to materialise over time in e.g. the profit and loss account, if interest rates develop according to forward rates throughout the remaining maturity of the portfolio. The NPV at Risk figures in the table below are determined on the basis of an instantaneous upward 1% parallel shock of market rates in line with the ES calculations. For the ALM books the NPV at Risk figures again capture the potential change of value due to the structural mismatch in interest rate positions. For the commercial banking books the NPV at Risk calculations capture the convexity resulting from the optionality in the main mortgage portfolios, e.g. the option for clients to prepay in case of moving house. In these calculations it is assumed that savings and other demand deposits of Retail and Commercial Banking are perfectly represented via the replicating methods and therefore are fully hedged. The NPV at Risk of the Corporate Line again only reflects the interest risk profile of the investments of the bank’s own funds.
NPV-at-Risk banking books (1% instantaneous upward shock to interest rates):

	2009	2008
By Business Line
ING Commercial Banking	(427)	(674)
ING Retail Banking	(51)	(100)
ING Direct	49	(232)
ING Bank Corporate Line	(1,406)	(1,388)

ING Bank Total	(1,835)	(2,394)

By Currency
Euro	(1,811)	(2,105)
US dollar	(39)	(238)
Pound sterling	(53)	(40)
Other	68	(11)

Total	(1,835)	(2,394)

The end-of-year NPV at Risk decreased significantly by EUR 559 million to EUR (1,835) million. This change is mainly driven by ING Direct where shortening of investments at certain units changed the NPV at Risk figure from a negative to a positive value. Within Commercial Banking the structural interest rate mismatch position in the strategic ALM portfolio was reduced, leading to a reduction in NPV at Risk.
Basis Point Value (BPV)
The Basis Point Value (BPV) figures below represent the value impact to the banking books resulting from a change in interest rates of 1 basis point. The BPV figures represent the directional position under a small upward shift in interest rates and do not capture the convexity resulting from the optionality in mortgages under larger interest rate movements.
BPV per currency banking books:

In EUR thousands
Currency	2009	2008
Euro	(15,340)	(19,176)
US dollar	757	337
Pound sterling	(684)	(582)
Other	475	(373)

Total	(14,792)	(19,794)

The outright interest rate risk that is represented through the BPV positions in the table above is mainly caused by the investments of the Bank’s core capital. The BPV figures are consistent with the NPV-at-Risk figures, showing the reduced exposure to changing interest rates.
Foreign exchange risk in banking books
Foreign exchange (FX) exposures in banking books result from commercial banking business (business units doing business in other currencies than their base currency), FX translation risk on foreign currency investments (including realized results) and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Commercial banking business
Every business unit hedges the FX risk as result of their commercial activities into the base currency of the unit. Consequently assets and liabilities are matched in terms of currency.
FX Translation result
ING’s strategy is to protect the bank’s Tier 1 ratio against unfavourable FX rate fluctuations1. The protection is largely achieved by the issuance of US dollar and Pound sterling denominated hybrid debt that qualifies as Tier 1 capital (‘Tier 1 securities’) and furthermore by taking structural foreign currency positions. The goal of deliberately taking open FX positions is to make the Tier 1 capital and risk-weighted assets evenly sensitive to changing FX rates. The US dollar, Pound sterling, Polish zloty, Australian dollar and Turkish lira are the main currencies in this respect.
The following tables present the currency exposures in the banking books.
Net banking currency exposures banking books:

2009	Foreign investments			Hedges	Net Exposure
	2009	2008	2009	2008	2009	2008

US dollar	6,913	9,061	(3,980)	(4,502)	2,933	4,559
Pound sterling	(1,155)	(1,132)	1,220	1,113	65	(19)
Polish zloty	1,153	1,027	(486)	(490)	667	537
Australian dollar	2,186	1,031	(1,423)	(700)	763	331
Turkish lira	1,752	1,687	(233)	(193)	1,519	1,494
Other currency	7,321	4,897	(3,549)	(3,794)	3,772	1,103

Total	18,170	16,571	(8,451)	(8,566)	9,719	8,005

The US dollar Foreign Investments declined in 2009 due to significant negative results, mainly within ING Direct US. The Australian dollar Foreign investments increased significantly for different reasons: a capital injection in ING Direct Australia, strengthening of the FX rate by 25% and positive realized results. The significantly increased Net Exposure in the category ‘Other currency’ is mainly caused by increased share prices related to strategic equity stakes. For example, the share price of Bank of Beijing increased over 100%, increasing the exposure to the Chinese renminbi.
In order to measure the remaining sensitivity of the Tier 1 ratio against FX rate fluctuations, the Tier 1 ratio at Risk (TaR) measure is used as presented in the following table. It measures the drop in the Tier 1 ratio when stressing a certain FX rate. The stress scenarios for the FX rates that are used for calculating the TaR, are presented in the last two columns. A positive stress scenario means that the foreign currency appreciates against the Euro. For the US dollar this means that at the end of 2009 the Tier 1 ratio would decrease by 0.030% in absolute terms (e.g. from 9.030% to 9.000%) if the US dollar depreciates by 15%.
Tier 1 ratio sensitivity ING Bank:

		TaR	Stress Scenario
	2009	2008	2009	2008
US dollar	0.030%	0.041%	(15%)	(10%)
Pound sterling	0.002%	0.000%	(15%)	+5%
Polish zloty	0.006%	0.001%	(15%)	+20%
Australian dollar	0.010%	0.003%	(20%)	+5%
Turkish lira	0.006%	0.017%	(25%)	(30%)

Total	n/a	n/a	n/a	n/a

[1]	Recently, the strategy changed and the core Tier 1 ratio, instead of the Tier 1 ratio, will be protected against FX rate fluctuations going forward.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Equity price risk in banking books
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose price reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a strategic portfolio with substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 1,396 million (2008: EUR 1,813 million) and equity securities held in the Available-for-Sale portfolio of EUR 3,682 million (2008: EUR 1,863 million). The value of equity securities held in the Available-for-Sale portfolio is directly linked to equity security prices with increases/decreases being recognized (except in the case of impairment) in the revaluation reserve. During the year ended December 31, 2009 the revaluation reserve relating to equity securities held in the Available-for-Sale portfolio fluctuated between a month-end low amount of EUR 1,198 million (2008: EUR 776 million) and a high amount of EUR 2,536 million (2008: EUR 1,969 million). Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.
Real Estate price risk in banking books
Real estate price risk arises from the possibility that real estate prices will fluctuate affecting both the value of real estate assets and earnings related to real estate activities.
ING Bank has three different categories of real estate exposure on its banking books. First, ING Bank owns buildings it occupies. Second, ING Bank has a Real Estate Development company for which results are dependent on the overall real estate market, although the general policy is to mitigate risk by pre-sale agreements where possible. Third, for various real estate funds, ING Bank has co-invested seed capital and bridge capital to support the launch of new funds. A decrease in real estate prices will cause the value of this seed and bridge capital to decrease and will lower the level of third party assets under management, which in turn will reduce the fee income from this activity.
The crisis in the financial markets could lead to a further slowdown of the world economy in general. These global economic factors could also have future negative consequences for the value of real estate assets.
For the third category mentioned above real estate price shocks will have a direct impact on reported net profit. ING Bank’s real estate exposure (i.e. including leverage and committed purchases) is EUR 7.0 billion of which EUR 3.3 billion is recorded as fair value through P&L and EUR 3.7 billion is not revalued through P&L, but is either booked at cost or is revalued through equity (with impairments going through P&L). In total, Real Estate exposure decreased by EUR 1.9 billion mainly as a result of negative fair value changes (EUR 800 million), impairments (EUR 620 million), net divestments (EUR 900 million) and compensated by FX appreciation (EUR 420 million).
Real Estate Exposure banking books recorded as fair value through P&L:

2009	Residential	Office	Retail	Industrial	Other	Total
Europe		357	196	94	224	871
Americas	146	93	91	1,040	220	1,590
Australia	18	24	298	121	32	493
Asia	34	24	267			325

Total	198	498	852	1,255	476	3,279

Real Estate Exposure banking books recorded as fair value through P&L:

2008	Residential	Office	Retail	Industrial	Other	Total
Europe	1	893	454	133	98	1,579
Americas	237	172	234	1,199	295	2,137
Australia	3	93	261	126	51	534
Asia	244	99	278	7	19	647

Total	485	1,257	1,227	1,465	463	4,897

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Bank’s real estate exposure revalued through P&L has decreased as a result of value declines, outflow of investments in funds and sales. Europe’s real estate exposure recognized EUR 80 million of fair value changes and was not severely impacted compared to other regions. However, sales and outflow within funds of EUR 650 million decreased European real estate exposure. Exposure in the Americas was negatively impacted by fair value changes in the Summit portfolio (EUR 290 million) and other US exposures (EUR 200 million). The sale of Canadian assets (EUR 160 million), partly offset by the Canadian dollar appreciation, contributed to a further decrease in exposure. Exposure in Australia decreased slightly because of negative fair value changes (EUR 160 million) partly offset by the Australian dollar appreciation. Asia’s real estate exposure decreased mainly due to the sale of assets and outflow within funds (EUR 250 million) and negative fair value changes (EUR 70 million).
Real Estate Exposure banking books not revalued through P&L

2009	Residential	Office	Retail	Industrial	Other	Total
Europe	515	1,392	846	74	463	3,290
Americas	95	140				235
Australia	8	15	37		99	159

Total	618	1,547	883	74	562	3,684

Real Estate Exposure banking books not revalued through P&L

2008	Residential	Office	Retail	Industrial	Other	Total
Europe	644	1,500	853	81	359	3,437
Americas	78	158	7		24	267
Australia	22	1	87		147	257

Total	744	1,659	947	81	530	3,961

ING Bank’s real estate exposure not revalued through P&L has decreased. Main changes as a result of impairments (EUR 620 million) and net investments (EUR 290 million) are observed in Europe and Australia, partly offset by the AUD appreciation.
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
Structural liquidity risk
Structural liquidity risk is the risk that the structural, long term balance sheet can not be financed timely or at a reasonable cost. In this view of liquidity risk the total on and off balance sheet positions are considered from a structural asset and liability management perspective. For this purpose ALCO Bank established a working group consisting of Corporate Market Risk Management, Capital Management and Financial Markets that focuses on liquidity risk aspects from a going concern perspective. The main objective of the working group is to maintain a sound liquidity profile through:
•	Maintaining a well diversified mix of funding sources in terms of instrument types (e.g. unsecured deposits, commercial paper, long term bonds or repurchase agreements), fund providers (e.g. professional money market players, wholesale or retail clients), geographic markets and currencies;

•	Actively managing access to the capital markets by regularly issuing public debt in all material markets and the maintenance of investor relations;

•	Holding a broad portfolio of eligible assets that can be used to obtain secured funding, e.g. from repo market or ECB; in this respect the total eligible collateral amounts to EUR 165 billion (nominal);

•	Maintaining an adequate structural liquidity gap taking into account the asset mix and both the secured and unsecured funding possibilities of ING Bank;

•	Maintaining a funds transfer pricing methodology in which ING Bank’s cost of liquidity is adequately reflected both under a going concern and a contingency perspective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
With respect to funding sources, ING Bank aims to fund its own originated assets (loans) by an equal amount of own originated liabilities (deposits), meaning a loan-to-deposit-ratio of 1 (ultimo 2009 value equals 1.16). In the table below the actual funding mix is displayed.
ING Bank Funding Mix

	2009	2008
Funding type
Retail deposits	46%	36%
Corporate & other deposits	17%	25%
Interbank (incl. central bank)	10%	14%
Lending / repurchase agreement	8%	11%
Public debt	16%	11%
Subordinated debt	3%	3%

Total	100%	100%

Note: this table excludes IFRS equity, trading and non-trading liabilities, derivatives and other liabilities.
The funding mix remained favourable and well diversified. Deposits accounted for more than 60% of the total funding base.
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
Contingency liquidity risk
Contingency liquidity risk relates to the organization and planning for liquidity management in times of stress. Within ING a specific crisis team is responsible for the liquidity management in times of crisis. This crisis team consists of the CRO, the CFO, the Board member responsible for Commercial Banking, the Directors of CMRM and Capital Management and all the main treasurers of both ING Bank and ING Insurance. Within ING it is policy to have adequate and up-to-date contingency funding plans in place throughout the organization. The main objective of ING’s contingency funding plans is to enable senior management to act effectively and efficiently in times of crisis. The contingency funding plans are established for addressing temporary and long-term liquidity disruptions caused by a general event in the market or an ING specific event. These plans ensure that all roles and responsibilities are clearly defined and all necessary management information is in place. The contingency funding plans are regularly tested both on consolidated and local level in order to be best prepared for potential liquidity risk issues.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The Insurance Management Board is responsible for managing risks associated with the activities of ING Insurance. The responsibility for measurement and management of credit risk and operational risk resides with Corporate Credit Risk Management (CCRM) and Corporate Operational Risk Management (CORM) respectively. Corporate Insurance Risk Management (CIRM) is responsible for insurance risk (actuarial and underwriting) market risk and liquidity risk measurement and management, business risk measurement, as well as ensuring that investment mandates adequately address credit portfolio risk.
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
Risk management policies and tools
To ensure appropriate risk management, CIRM in close co-operation with the business line CIROs, has developed Standards of Practice guidelines and tools to manage risks. While these standards are principle based, they include mandatory requirements to which the business unit CIROs must adhere.
A critical aspect of risk management is that all new products are designed, underwritten and priced appropriately. This is explicitly covered by the Standard of Practice for the Product Approval and Review Process (PARP). This standard includes requirements related to risk profile, traditional and value-oriented pricing metrics and targets, and documentation. As part of the Back to Basics strategy, Customer Suitability is integral part of the PARP requirements since December 2009. In addition to insurance and market risks, the requirements refer to operational risk, legal and compliance risk, etc. For these risks, the IRM network works closely together with the other relevant risk departments. The PARP also includes requirements to assess sensitivities to changes in financial markets, insurance risk (e.g. mortality and claims development), compliance risks and operational risks, as well as assessment of the administration and accounting aspects of the product.
Other standards prescribe quarterly insurance risk reporting, ALM procedures and reporting, actuarial and economic assumption setting, reserve adequacy testing and embedded value measurement and reporting, amongst others.
ING Insurance has developed an Economic Capital approach similar to that used within ING Bank as one of its core risk measurement tools. More details on the Economic Capital model are described below. In 2007, ING Insurance introduced ECAPS, a new intranet-based Economic Capital reporting system which is based on replicating portfolio techniques. The ECAPS system provides a well controlled and automated basis for Economic Capital and risk reporting, and also provides greatly enhanced market risk analysis tools for the insurance group and corporate reporting purposes. ECAPS relies on an innovative replicating portfolio methodology. CIRM expects this system to be the foundation of its internal fair value and solvency model, including the calculation of capital requirements following the introduction of Solvency II. Through 2009 the system has been enhanced and functionality expanded.

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
ING’s policy for reserve adequacy testing is disclosed in the ‘Principles of valuation and determination of results’ section. As of December 31, 2009 (and December 31, 2008), reserves for ING’s insurance businesses in aggregate are adequate at a 90% confidence level. All business lines are adequate on a stand alone basis at a 90% confidence level, except business line Americas, that is inadequate by EUR 1.6 billion (0.6 billion adequate as at 31 December 2008). The deterioration in reserve adequacy is largely driven by changes to assumed surrender rates for certain US legacy retail annuity products.
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
Economic Capital disclosures relating to ING Insurance include diversification benefits that arise within ING Insurance. The following table provides an Economic Capital break down by risk category with diversification benefits proportionally allocated to the risk types:
Economic Capital break-down ING Insurance by risk category (1) (2) :

	2009	2008
Credit risk (including Transfer risk)	1,319	891
Market risk	11,552	8,455
Insurance risk	1,666	1,557
Other risks (2)	3,568	2,779

Total insurance operations	18,105	13,682

(1)	The Economic Capital outcomes do not reflect any potential tax benefit resulting from the loss that occurs under the specified circumstances.

(2)	Other risk includes operational risk as well as business risk (covering expense risk and lapse risk).
Total diversification across these risk types is 32% for 2009 (34% for 2008).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The Economic Capital for ING Insurance is mostly related to market risks, both hedgeable and non-hedgeable. Overall, Economic Capital and risk profile increased during 2009. The primary change came from increased market risk, relating to a recovery in financial markets in combination with improved modelling of interest rate and credit spread risk exposure. In addition, there were several changes to the risk profile due to selling of business units and increases in business risk due to improved lapse risk modelling.
The following table provides the Economic Capital breakdown by business line with diversification benefits proportionally allocated to the business lines.
Economic Capital break-down by ING Insurance business line:

	2009	2008
Insurance Americas	9,705	6,049
Insurance Asia/Pacific	2,256	2,817
Insurance Europe	3,969	2,985
Corporate Line Insurance (1)	2,175	1,831

Total insurance operations	18,105	13,682

(1)	Corporate Line includes funding activities at ING Insurance level, explicit internal transactions between business unit and Corporate Line, managed by Capital Management, and corporate reinsurance. The responsibility (and risk) of free assets located within the business line for which there is no explicit transfer via a Corporate Line transaction remain at the business unit level.
While the figures above are shown by business line, the diversification of risks across ING businesses is calculated across business units. Total diversification between ING Insurance’s business units and the Corporate Line Insurance is 32% for 2009 (39% in 2008).
Insurance Americas is the largest user of Economic Capital. Improved modelling of interest rate guarantees embedded in liabilities and credit spread risk on assets has increased EC exposure. Asia Pacific exposure dropped partially due to divested business units in Australia and New Zealand. Economic Capital in Asia/Pacific and Europe has now an equal balance for financial and non-financial risks, while capital in Americas is still primarily driven by interest rate, credit spread and client fund related equity risk. The Corporate Line risk relates mostly to foreign exchange translation risk related to the potential loss of market value surplus in non-EUR denominated business units.
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
Economic Capital Insurance market risks:

	2009	2008
Interest rate risk	4,244	2,739
Credit spread risk	1,914	880
Equity risk	1,836	1,293
Real Estate risk	239	252
Implied volatility risk	1,451	1,857
Foreign exchange risk	1,868	1,434

Total	11,552	8,455

Interest rate risks are the largest market risks for ING Insurance. Interest rate risks are most significant in the United States. In general, the primary risk is to falling interest rates. The table shows a notable increase in the interest rate risk during 2009 mainly as a consequence of the improved modelling of interest rate guarantees in US variable annuities.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The equity risk has become more dominant due to unwinding of hedging activities, relating to both direct and indirect exposure and a higher equity value due to the market recovery in 2009. Direct exposure relates to the holding of shares and is most significant for ING in the Netherlands. Indirect exposure relates to the potential loss of fee income from unit linked, variable annuity, and pension fund business across all regions. Direct exposure represents approximately 25% of the equity risk, after taking the hedge positions into account.
The credit spread risk has become more dominant due to higher credit spread shocks applied to our assets and improved risk modelling of structured bond assets.
ING continues to manage the market and credit risks resulting from its global Insurance operations by setting Market Value at Risk (MVaR) limits. On at least an annual basis, ALCO Insurance sets an aggregate MVaR limit for ING Insurance and sub-limits for each of the business lines, which are ultimately allocated to the business units. The MVaR limit is measured in a manner consistent with the Economic Capital measure, i.e. based on a 99.95% confidence level over a one-year horizon.
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
In 2009 there was a breach of the overall ING Insurance MVaR limit, due to breaches in USFS and Corporate Line. Both breaches were waived temporarily to be able to resolve regulatory issues which had a higher priority than economic capital. Actions to reduce interest rate risk would have had an adverse effect on regulatory capital and as such a waiver for the limit breaches was temporarily given.
Real Estate
Real Estate price risk arises from the possibility that the value of Real Estate assets fluctuate because of a change in earnings related to Real Estate activities and/or a change in required investor yield.
ING Insurance has two different categories of Real Estate exposure on its insurance books. First, ING Insurance owns buildings it occupies. Second, ING Insurance has invested capital in several Real Estate funds and direct Real Estate assets. A decrease in Real Estate prices will cause the value of this capital to decrease and as such ING Insurance is exposed to Real Estate price shocks.
The second category can be divided on the one hand in minority stakes in Real Estate assets that are revalued through equity and on the other hand stakes in funds managed by ING and direct Real Estate revalued through P&L. Only for the last category Real Estate price shocks will have a direct impact on reported net profit.
The crisis in the financial markets has led to a further slowdown of the world economy in general. These global economic factors also had negative consequences for the value of Real Estate assets.
As of Q4 2009 ING Insurance has EUR 3.7 billion of Real Estate related investments. ING Insurance’ Real Estate exposure (i.e. including leverage) is EUR 6.1 billion of which EUR 4.4 billion is recognized as fair value through P&L and EUR 1.7 billion is not revalued through P&L, but is either booked at cost or is revalued through equity (with impairments going through P&L). In total, Real Estate exposure decreased by EUR 0.4 billion mainly as a result of negative fair value changes (EUR 396 million), impairments (EUR 77 million) and compensated by net investments (EUR 22 million) and FX appreciation (EUR 42 million).
Real Estate Exposure recorded as fair value through P&L:

2009	Residential	Office	Retail	Industrial	Other	Total
Europe	379	1,366	1,958	450	83	4,236
Americas					94	94
Australia					25	25
Asia					68	68

Total	379	1,366	1,958	450	270	4,423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Real Estate Exposure recorded as fair value through P&L:

2008	Residential	Office	Retail	Industrial	Other	Total
Europe	438	1,609	2,207	522	28	4,804
Americas					93	93

Total	438	1,609	2,207	522	121	4,897

Real Estate Exposure not revalued through P&L:

2009	Residential	Office	Retail	Industrial	Other	Total
Europe	747	228	3	5	541	1,524
Americas		125				125
Asia		20				20

Total	747	373	3	5	541	1,669

Real Estate Exposure not revalued through P&L:

2008	Residential	Office	Retail	Industrial	Other	Total
Europe	781	250	9	20	469	1,529
Americas		149				149
Asia		21				21

Total	781	420	9	20	469	1,699

Earnings sensitivities
Complementing Economic Capital, which is based on a market value analysis, ING Insurance also measures risk based on IFRS earnings. More specifically, using scenario analysis, ING Insurance measures the potential sensitivity of realized pre tax earnings of the insurance operations to an increase/decrease in different risk factors over a full year. These earnings sensitivities are used as input into the ING Group Earnings at Risk measure, where these sensitivities are fully diversified with the Bank. Interpretation of the underlying earnings sensitivities must be done individually as ING does not assume that all of the scenarios presented below will happen concurrently.
Earnings sensitivities are defined on a shock scenario at the 90% confidence level on pre-tax IFRS earnings, projected one year forward from the calculation date. Therefore the table below provides earnings sensitivities to an instantaneous shock at the 90% confidence level projected through to December 31, 2010.
Earnings sensitivities for insurance market risks:

	2009	2008
Interest rate (1% up)	(222)	(67)
Interest rate (1% down)	270	82
Equity (25% (US 15%) down)	(814)	(795)
Real Estate (8% down)	(434)	(533)
Foreign Exchange (10% worst case)	(224)	(224)
The table presents figures before diversification between risks and business units. For interest rate risk, the effect of a parallel shock of 1% across all regions is determined and the sum of the shocks is presented. For the Japan business, a shock of 0.5% is applied since this business operates in a lower interest rate environment. Foreign exchange risk includes the sum of both local business currency risk plus translation risk for earnings of non-Euro business units.
The table shows that Real Estate fluctuations can have a relatively large impact on earnings since most price volatility is fully reflected in earnings for Real Estate investments. The impact on earnings of interest rates and equity price changes are normally lower than the economic and shareholder’s equity impact given the fact that current accounting rules are not fully market value based. The sensitivity results reflect the impacts of asymmetric accounting, whereby the hedges must be marked-to-market through earnings while the liability value is not market-to-market through earnings.
Earnings sensitivities provide an indicator of future earnings that are at risk in case markets deteriorate. Earnings can deteriorate significantly when certain thresholds have been reached for impairment and DAC unlocking. At the moment the increase in equity Earnings Sensitivity — despite de-risking — is driven by DAC unlocking and negative revaluations being close to hitting or at impairment triggers. Offset from the hedging programs existing at year end is taken into account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING Insurance — Liquidity risk
As with other ING Insurance market risk, liquidity risk falls under the supervision of the ALCO function. Liquidity risk is the risk that ING Insurance or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. ING Insurance monitors structural, tactical and contingency liquidity risk and tests adverse scenarios to measure its resiliency against these risks. The severe economic downturn has caused liquidity risk to increase substantially. To manage these risks, ING Insurance has increased its allocation to liquid assets.
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
For the main non-life units (in the Benelux) the risk tolerance for property and casualty (P&C) business is generally set at 2.5% of the Group’s expected after-tax earnings. For 2009, this translated into an aggregated (pre-tax) risk tolerance level of EUR 190 million for the Benelux (2008: EUR 265 million).
In order to determine how much reinsurance protection is required, these risk tolerance levels are compared to the estimated maximum probable loss resulting from catastrophic events with a 1 in 250 probability of occurrence which is in line with industry practice. The maximum probable loss estimates for Fire business are based on risk assessment models that are widely accepted in the industry.
For the smaller non-life units, the (pre-tax) risk tolerance level for catastrophe related events for 2009 was set at EUR 5 million (2008: EUR 5 million) per event per business unit.
With respect to life business, ING Group’s (pre-tax) risk tolerance level for 2009 was set at EUR 22 million (2008: EUR 22 million) per insured life for mortality risk. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For potential losses, resulting from significant mortality events (e.g. pandemics or events affecting life insurance contracts involving multiple lives), ING applies a separate risk tolerance level which equalled EUR 1,100 million in 2009 (2008: EUR 1,100 million). The potential impact of pandemics continues to be modelled by ING based on studies published by respected international organizations.
Due to the substantial lower earnings, ING is currently reviewing the way to set risk tolerance levels for insurance risks in the future. ING is considering whether these risk limits should be derived from Economic Capital and Available Financial Resources at Risk.
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
The following table provides an overview of the Economic Capital for insurance risks, split into mortality risk, morbidity risk and risk related to P&C products:
Economic Capital Insurance risks:

	2009	2008
Mortality	981	781
Morbidity	505	483
P&C	180	293

Total	1,666	1,557

The mortality risk relates to the potential for increasing deaths (life risk) or decreasing deaths (longevity risk). This risk relates to a potential mortality catastrophe or to changes in long term mortality rates. As noted, ING manages these risks via limits and external reinsurance. Morbidity risk relates to disability products in the Netherlands and some health riders sold in Asia. Finally, property and casualty risk exists primarily in the Benelux.
Through scenario analyses, ING Insurance measures the sensitivity of pre-tax earnings of the insurance operations to an increase/decrease of the insurance risk factors over a one year period. These changes to earnings can relate to realized claims or any other profit item that would be affected by these factors. ING assumes that not all the shifts presented below will happen at the same time.
Earnings sensitivities are defined on a shock scenario at the 90% confidence level on pre-tax IFRS earnings, projected one year forward from the calculation. Therefore the table below provides earnings sensitivities to an instantaneous shock at the 90% confidence level projected through to December 31, 2010.
Earnings sensitivities for Insurance risks:

	2009	2008
Mortality	(39)	(61)
Morbidity	(113)	(105)
P&C	(42)	(49)
The table above presents figures after diversification between insurance risks and diversification across business units of ING Insurance. The largest earnings sensitivity to P&C claims relates to health and P&C claims in the Netherlands. Earnings sensitivity from Mortality and Morbidity is more evenly spread over the regions.
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
Risk classes: ING Insurance portfolio, as % of total outstandings(1)

					Insurance			Total
	Insurance Americas		Insurance Europe		Asia/Pacific			ING Insurance
	2009	2008	2009	2008	2009	2008	2009	2008
1 (AAA)	24.8%	27.5%	39.8%	34.8%	3.5%	5.3%	28.1%	27.2%
2-4 (AA)	13.1%	19.6%	16.0%	20.2%	21.9%	29.6%	15.4%	21.1%
5-7 (A)	22.7%	18.9%	22.5%	23.5%	56.7%	43.1%	26.9%	23.7%
8-10 (BBB)	20.1%	20.0%	11.7%	9.3%	7.4%	9.6%	15.1%	14.8%
11-13 (BB)	8.0%	5.2%	7.2%	10.7%	0.8%	0.9%	6.8%	6.6%
14-16 (B)	5.0%	5.0%	1.2%	1.2%	7.1%	9.4%	3.7%	4.2%
17-22 (CCC & Problem Grade)	6.3%	3.8%	1.6%	0.3%	2.6%	2.1%	4.0%	2.4%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.
ING Insurance risk class distribution deteriorated during 2009, mostly due to downgrades. The increase in the CCC and Problem Grade class was largely due to downgraded securitizations. This category also includes unrated private equity investments. The shift from AA to AAA at Insurance Europe is caused by an increase in outstandings to governments as a result of derisking.
Risk concentration: ING Insurance portfolio, by economic sector(1)(2)

						Insurance		Total
	Insurance Americas		Insurance Europe			Asia/Pacific		ING Insurance
	2009	2008	2009	2008	2009	2008	2009	2008
Non-Bank Financial Institutions	47.9%	53.3%	23.9%	26.4%	14.0%	18.7%	34.0%	39.1%
Central Governments	12.1%	3.2%	42.2%	33.7%	39.1%	22.7%	27.7%	16.6%
Commercial Banks	3.8%	6.2%	10.5%	12.8%	15.1%	23.7%	7.9%	10.8%
Private Individuals	3.5%	3.5%	10.1%	10.5%	7.0%	11.8%	6.6%	7.1%
Real Estate	9.1%	8.7%	0.9%	1.7%	1.3%	2.0%	4.8%	5.4%
Utilities	4.0%	4.0%	1.8%	1.7%	4.4%	4.0%	3.1%	3.2%
Natural Resources	3.6%	3.5%	0.8%	0.6%	2.4%	1.6%	2.3%	2.2%
Other	16.0%	17.6%	9.8%	12.6%	16.7%	15.5%	13.6%	15.6%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

(2)	Economic sectors below 2% are not shown separately but grouped in Other.
Overall risk concentrations within ING Insurance shifted towards Central Governments in 2009, especially in Europe. The relative share of Central Governments in the total portfolio also increased due to drops in other parts of the portfolio, especially mortgage backed securities at Insurance Americas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Largest economic exposures: ING Insurance portfolio, by country (1)

						Insurance		Total
	Insurance Americas		Insurance Europe		Asia/Pacific		ING Insurance
	2009	2008	2009	2008	2009	2008	2009	2008
United States	54.3	58.6	2.4	2.0	1.2	1.1	57.9	61.7
Netherlands	2.6	0.8	14.7	14.6	0.2	0.2	17.5	15.6
France	0.3	0.3	8.1	6.8	0.1	0.1	8.5	7.2
South Korea	0.1	0.1			7.4	6.2	7.5	6.3
Germany	0.2	0.3	6.0	5.3	0.1	0.1	6.3	5.7
Italy	0.3	0.3	5.0	5.9		0.2	5.3	6.4
United Kingdom	1.4	1.8	3.2	3.5	0.3	0.4	4.9	5.7
Japan	0.2	0.4	0.1		4.3	4.5	4.6	4.9

(1)	Only covers total exposures in excess of EUR 4 billion, including intercompany exposure with ING Bank.

(2)	Country is based on the country of residence of the obligor.
The declining portfolio in the United States is primarily the result of the currency depreciation of the US dollar against the Euro, impairments and the Alt-A transaction with the Dutch government. The portfolio in the Netherlands increased due to the IABF Receivable. There were no other significant shifts in the portfolio concentration.
ING GROUP — NON-FINANCIAL RISKS
In addition to the above financial risks (credit, market, insurance and liquidity risk) the next paragraphs describe the non-financial risks, being operational and compliance risks.
GENERAL
Policy implementation
To ensure robust non-financial risk management, ING monitors the full implementation of ING’s risk policies and Minimum Standards. Business units have to demonstrate that the appropriate steps have been taken to control their operational and compliance risk. ING applies scorecards to measure the quality of the internal control within a business unit. Scoring is based on the ability to demonstrate that the required risk management processes are in place and effective within the business units.
Enhancements of the Non-financial Risk Dashboard
The Non Financial Risk Dashboard (NFRD) is a report, that is standard on the agenda for the meetings of the Management Boards Banking and Insurance and the Risk Committee. NFRD provides management at all organizational levels with integrated risk information on Operational, Compliance and Legal Risks. ORM, Compliance Risk Management and Legal work closely together to prepare the NFRD, using a consistent approach and risk language. NFRD gives management an overview of key risks based on their own risk tolerance within their business and a clear description of the risks and responses enabling management to better prioritise and to manage operational, compliance and legal risks.
OPERATIONAL RISKS
Operational Risk
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the related risk of reputation loss, as well as legal risk whereas strategic risks are not included. Effective operational risk management leads to more stable business processes (including IT systems) and lower operational risk costs. Generic mandatory controls are described in the ORM policy house. Most of the policies have been updated in 2009 and are structured in line with the risk areas. Each policy has one or more minimum standards.
ING recognises the following operational risk policy areas:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	Control risk is the risk of loss due to not complying with controls set through governance procedures and/or project management methods. Control risk deals with, for example, identifying potential flaws in the set-up or structure of the governance process, maintaining a proper control and governance structure, having clear roles and responsibilities, an adequate reporting structure, ensuring good risk response on identification of risks. Control risk events typically deal with a deficiency in the governance framework. Control risks can lead to losses incurred due to non-compliance with controls established in connection with items such as governance procedures, new product approval procedures, and/or project management methods. Control risk can stem from improper or insufficient monitoring of entities or activities;

•	Unauthorized activity risk is the risk of a loss caused by unauthorized employee activities, including -but not limited to-unauthorized approvals or overstepping of authority;

•	Processing risk is the risk of losses due to human errors or omissions during (transaction) processing caused by unexpected or unforeseen problems. Processing risk deals with the risk of losses due to failed transaction processing or process management. These events are normally not intentional and usually occur when documenting or completing current business transactions;

•	Employment practice risk is the risk of loss due to actions which are inconsistent with employment, health or safety laws, or agreements, from payment of personal injury claims or from diversity/discrimination events;

•	Personal and physical security risk is the risk of criminal and environmental threats that might endanger the security of ING personnel (within and outside ING locations, while travelling or being expatriated) and ING assets or might have an impact on the ING organization;

•	Information (Technology) risk is the risk of loss due to inadequate information security, resulting in a loss of information confidentiality and/or integrity and/or availability. Aspects of information (technology) risks are user access controls, IT resilience, platform security controls, change management controls, sourcing controls, security monitoring controls and fundamental information security controls;

•	Continuity risk is the risk of events (e.g. natural disasters, power outages, terrorism) leading to a situation that threatens the continuation of business (including people and assets);

•	Internal and external fraud risk is the risk of loss due to deliberate abuse of procedures, systems, assets, products and/or services of ING by those who intend to deceitfully or unlawfully benefit themselves or others.
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
Organization of Operational Risk Management
The General Manager Corporate Operational Risk Management (CORM) reports directly to the CRO and is responsible for managing operational risks and developing and establishing the Operational Risk Framework within ING Group, ING Bank and ING Insurance. The General Manager Corporate ORM also establishes and approves the policies and minimum standards, and assists and supports the Executive Board in managing ING’s operational risks. The ORM function is organized along functional reporting lines. The Business Line operational risk managers report functionally to the General Manager CORM.
The CORM function consists of functional departments for Operational risks (including policies, systems, SOX testing, capital allocation and reporting), for Information (Technology) risks and for Security & Investigations. The CORM function is responsible for developing and communicating ING’s operational risk framework, policies, minimum standards and guidelines. The corporate function advises the Executive Board and senior management, supports the business line ORM staff, monitors the quality of operational risk management and leads the group-wide reporting of operational risks to the Executive Board.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Operational risk framework
ING has developed a comprehensive framework supporting and governing the process of identifying, mitigating, measuring and monitoring operational risks thus reflecting the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organizations of the Treadway Commission).
At all levels in the organization Operational Risk Committees (ORC’s) are established that identify, measure and monitor the operational risks of the region or business unit with appropriate quality of coverage (granularity) and to ensure that appropriate management action is taken by the responsible line managers at the appropriate level of granularity. ORC’s, chaired by the business management, steer the risk management activities of the first and second line of defence in their entities. On a group level the Operational & Residual Risk Committee approves the operational risk capital model.
IT Risk Governance: IT risk management has become more and more important because of increasing dependency on IT and the increase of IT risk due to amongst others cybercrime. In 2009 the Executive Board has established two Executive IT Risk Steering Committees, one for Banking and one for Insurance, to be able to steer and monitor ING’s IT Risk Management process and results more closely.
The operational risk appetite within ING is defined as the acceptable and authorized maximum level of risk, in each of the operational risk areas that must be adhered to in order for ING to achieve its business plan within approved budgets. This risk appetite is monitored quarterly through the Non-Financial Risk Dashboard which reports the key risk exposures.
Processes are in place to identify key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed proactively and precedes a risk assessment. Different techniques for event identification exist within ING, e.g. the structured team approach, scenario analysis, external events inventories, internal incident analysis (e.g. based on information from incident reporting), key risk indicator events and threat scans.
At least once a year business units and departments perform an integrated risk assessment with involvement of other departments such as Operational Risk, Compliance, Legal and Finance.
Based on the results of the risk assessment, response measures must be determined for the identified risks. Risk response actions balance the expected cost for implementing these measures with the expected benefits regarding the risk reduction. Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through a global Action Tracking system.

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
Management at all levels in the organization periodically need information on their key operational risks (including compliance and legal risks) and mitigating actions. In order to make it easier for management to access this kind of information, business units periodically report through the Non-Financial Risk Dashboard (NFRD).
The yearly objective setting process for both business management and ORM professionals aims to keep improving the management of operational risk throughout ING to ensure that ING stays in control of its current and future operational risks. ING’s ORM Framework is further maturing towards an integrated controls framework according to pre-agreed requirements and development stages in the individual business units. This development is measured through the scorecard process. The scorecards are an integral part of ING’s operational risk capital model.
The Operational Risk Capital calculation model of ING Bank and ING Insurance calculates the amount of capital that is required to absorb unexpected operational risk losses in times of severe stress. The Operational Risk Capital model of ING is based on a Loss Distribution Approach (LDA). The Loss Distribution is based on both external and internal loss data exceeding EUR 1 million. The model is adjusted for the scorecard results taking into account the specific quality of control in a business line and the occurrence of large incidents (‘bonus/malus’). This provides an incentive to local (operational risk) management to better manage operational risk.
Main developments in 2009
Control risk policy
A new Control Risk policy was developed which now provides overall-policy direction for control-risk related areas from ORM, Finance and Legal, such as governance, new product approval, project management, financial reporting, outsourcing and operational control. This policy integrates the control-risk related standards of the contributing functions and is part of ING’s efforts to work towards a more integrated risk management.
Fraud risks
Based on the Corporate Anti-Fraud policy each business unit had to complete the implementation of anti-fraud key controls for the identified top three fraud risks. Furthermore, fraud patterns and fraud alerts (red flags) had to be identified and communicated to staff. Generic anti-fraud training has been rolled out to ensure that all staff (including management) will be trained. To make the ORM community more streetwise an e-learning training anti-fraud has been developed and rolled out via the ING learning centre.
Information (Technology) risk
ING has fully reviewed and updated its IT risk policy and minimum standards and aligned it with regulatory and (external) international ISO standards. All IT-related staff worldwide were informed about the changes in policy and standards and e-learning is being developed. ING’s quarterly monitoring process through NFRD was also aligned with the new policy and standards.
Continued risk mitigation efforts were made in the IT risk domain worldwide as IT is a key resource and enabler for ING businesses. Managing IT risk is amongst ING’s key management priorities. The Executive IT Risk Steering Committee is chaired by ING’s CEO.
ING developed a Risk Forecasting methodology that shows over time the effects on the risk profile of Business Units from ongoing and intended mitigating actions. In the course of 2009, forecasting has been implemented successfully for the Information (Technology) area.
Continuity risk
A continuity risk forecasting model has been introduced. Through this model, Management can determine if current actions are sufficient to maintain the continuity risks at an acceptable level or if additional mitigation projects are necessary. Furthermore an overall Group value chain ranking list for critical

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
products and services has been introduced in which management can prioritise supporting activities. Because of the worldwide influenza (H1N1) pandemic outbreak special focus has been put on business continuity planning and crisis management using a realistic scenario of a staff absence of 50%.
COMPLIANCE RISKS
Compliance Risk is defined as the risk of damage to ING’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies, procedures and ethical standards. In addition to reputational damage, failure to effectively manage Compliance Risk could expose ING to fines, civil and criminal penalties, and payment of damages, court orders and suspension or revocation of licenses, which would adversely impact customers, staff and shareholders of ING.
ING believes that fully embedded Compliance Risk Management preserves and enhances the trust of its customers, shareholders and staff. Being trusted is essential to building sustainable businesses. ING’s Business Principles set the foundation for the high ethical standards ING expects of all our business activities.
ING’s Business Principles require all staff at every level to conduct themselves, not only in compliance with laws and regulations, but also by acting with integrity, being open and clear, respectful, and responsible.
Clear and practical policies and procedures are embedded in ING business processes in all Business Lines. Systems are in place to enable management to track current and emerging Compliance Risk issues, to communicate these to internal and external stakeholders, and to drive continuous improvement. ING understands that good Compliance Risk Management involves understanding and delivering on the expectations of customers and other stakeholders, thereby strengthening the quality of key relationships.
The Scope of the Compliance Risk Management function
The Compliance Risk Management function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry. The Compliance Risk Management function actively educates and supports the business in managing areas including anti-money laundering, preventing terrorist financing, conflicts of interest, proper sales and trading conduct and protection of customer interest.
ING separates Compliance Risk into four conduct-related integrity risk areas. These are shown below with examples of the sub-risks in each risk area:

Financial Services
Client Related	Personal Conduct	Organizational Conduct	Conduct Related
Integrity Risk	Related Integrity Risk	Related Integrity Risk	Integrity Risk

• Money laundering • Terrorist financing • Political or reputational exposed person • Client engagements or transactions with (ultra) high risk countries	• Market abuse & personal trading
• Breaches of the ING Business Principles or local code of conduct
• Outside positions by ING officers
• Gifts or entertainment given or received; bribery.
• External incident reporting	• Organizational conflicts of interest, market abuse and insider trading.
• Anti-trust/competition law
• New or modified products and services (e.g. customer base, design) and governance changes
• Agreed sector /industry standards.
• Regulatory registration and reporting requirements
		• Third party intermediaries as representatives of ING	• Marketing, sales & trading conduct • Conduct of advisory business • Complaint handling • Transparency of product offerings (e.g. costs, disclosures).

In addition to effective reporting systems, ING has a Whistleblower procedure which encourages staff to speak up if they know of or suspect a breach of external regulations or internal policies or Business Principles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
The Compliance Risk Management function
The Chief Compliance Officer (CCO) reports directly to the Chief Risk Officer who is a member of the Executive Board. The CCO is responsible for developing and establishing the company-wide Compliance Risk Management Charter & Framework, establishes the Minimum Standards for managing Compliance Risks and assists and supports the Executive Board in managing ING’s Compliance Risks.
ING uses a functional approach within Business Lines to ensure systematic and consistent implementation of the company-wide Charter & Framework, policies, Minimum Standards and related procedures. The Local Compliance Officer has the responsibility to assist local management in managing Compliance Risk within that business unit. The regional or division Compliance Officer has a management and supervisory role over all functional activities of the Compliance Officers in the respective region or division. Reporting functionally into the CCO, the Business Line Compliance Officers perform this task for their Business Line and also provide leadership and overall direction to the regional or divisional Compliance Officers.
To avoid potential conflicts of interest, it is imperative that the Compliance Officers are impartial and objective when advising business management on Compliance Risk in their Business Unit, region, division or Business Line. To facilitate this, a strong functional reporting line to the next higher level Compliance Officer is in place. The functional reporting line has clear accountabilities relating to objective setting, remuneration, performance management and the appointment of new Compliance Risk Management staff as well as obligations to veto and escalate.
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
The Framework consists of three key components: the Compliance Chart, an Advisory component and the Scorecard as illustrated below
Compliance Risk Management Framework
1. The Chart
The Chart is an output from five key activities carried out in accordance with the requirements of the Framework:
A.	Identification of Compliance Risk Obligations;

B.	Risk Assessment;

C.	Compliance Risk Mitigation (includes Training and Education);

D.	Compliance Risk Monitoring (includes Action Tracking);

E.	Compliance Risk Reporting (includes Incident Management).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2. Advisory
Compliance Officers proactively advise their CEO, Management, local boards and committees, the next higher level Compliance Officer, and employees on Compliance Risk, responsibilities, obligations and concerns.
The Compliance Risk Management function participates in the Operational Risk Management Scorecard process which measures how the risk management framework including Compliance Risk Management is embedded in each business. Scoring is based on the ability of the business unit to demonstrate that the required policies and procedures are implemented.
3. Scorecard
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
Extra-territorial regulations
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. ING Bank N.V. has in 2009 liquidated the Netherlands Caribbean Bank, which had been a 100% owned subsidiary since 2007.
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
Main developments in 2009
Building Customer Trust
Group Compliance Risk Management and Corporate Operational Risk Management have worked closely together with the business lines to strengthen ING’s Product Approval and Review Process. This work demonstrates ING’s commitment to treating customers fairly and ensuring alignment with the various regulatory initiatives including the Dutch Banking Code, new FSA regulations in the UK and US President Obama’s white paper on financial regulatory reform.
Regulator relationships
Group Compliance Risk Management continued to invest in pro-active relationships with regulators in the jurisdictions where ING operates, striving for an open approach and cooperation in identifying and mitigating compliance risks for ING.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Further embedding of Financial Economic Crime & Extra-Territorial Laws
ING’s commitment to prevent any involvement in criminal activity was reinforced by the review and updating of the Financial Economic Crime and Extra-Territorial policies.
In keeping with our obligation to provide consistent relevant education, a series of specialized face-to-face training sessions were held for over 250 Money Laundering Reporting Officers. These global events not only provided information on the updated policies but also gave a valuable opportunity to share best practices.
Learning
The “Leading Compliance Risk Management in your business” workshop targeted the top four echelons of ING management (Bank and Insurance) worldwide. It helped provide over 12,000 Managers with a deeper understanding of the effective embedding of ING’s Three Lines of Defence model and the strategic value of Compliance Risk Management. Managers also learned in practical steps what actions they can take to strengthen the management of Compliance Risk as well as how to apply the Framework and tools.
Additionally over 700 Compliance Officers world-wide completed a five day face-to-face Compliance Officer training focused on raising technical knowledge and enhancing personal effectiveness.
Compliance risk reporting — Quality Assurance — Challenging Process
The embedding of policies in all ING’s Business Units is vital to the effectiveness of ING’s Compliance Risk Management strategy.
To ensure that ING has clarity on the status of policy embedding and what actions are planned or in place to ensure all policies are operationally effective, all ING Business Units produce quarterly progress reports. To ensure the quality of the policy embedding data, Group Compliance Risk Management has formalized a robust Risk Challenging and verification process. The process is lead by the Chief Compliance Officer and is conducted with members of the Business units and the Group Compliance Reporting and Analytics team.
Communication
Communication in 2009 focused on delivering clear messages and useable knowledge to the Compliance Risk Management community through vehicles such as E-Bulletins, workshops and poster campaigns. The Group Compliance Risk Management intranet site was re-designed to provide all employees with an easier more engaging tool to find reference material, policies and Compliance Risk Management news.
When communicating to all ING’s’ employees, Group Compliance Risk Management embraced all forms of media from high tech intranet to engaging cartoons that convey the key messages on how to apply compliance risk management policies in their work environment.
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
EARNINGS AND CAPITAL RISK
Earnings at Risk
Earnings at Risk (EaR) measures the potential reduction in IFRS earnings over the next year. EaR is measured using a 90% confidence level (i.e. ‘1 in 10’ stress scenario). Discretionary management

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
interventions are not explicitly modelled unless their measurement can be based on historical performance tracking (e.g. regular or planned actions). It should be noted that the 90% confidence level used for EaR is not an absolute requirement, but regarded as a general guideline. For each major risk type the earnings sensitivities are calculated based on existing best-practice e.g. 1% instantaneous shock to interest rates. To reflect bottom-line IFRS earnings as close as possible in EaR measurement, the amount is compared to the forecasted commercial result (IFRS earnings excluding volatile items) to determine risk appetite levels. The ING Bank credit risk component of EaR bank is adjusted for forecasted risk costs (addition to Loan Loss Provision).
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
The underlying formulas and models that are used for determining Economic Capital for credit and transfer risk are similar to those used for determining the level of regulatory capital that is required under Basel II (Pillar 1). Despite the fact that the same underlying formulas are used, (internal) Economic Capital and regulatory capital are not the same, due to various specific rules imposed by Basel II, such as regulatory caps and floors, and the use of the standardized approach for certain portions of ING’s portfolio. These differences are permitted under the Basel II guidelines.
The table below summarises different capital measures used for different purposes and shows the difference in key elements and purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

Credit Risk Capital			Confidence
Measurements	Methodology	Location	level	Inputs	Purpose

Regulatory Capital	Basel II Formula	Vortex Basel Engine (‘VBE’) in the Central Risk Database	99.90%	Basel II model outputs	RWA

Economic Capital	Risk Adjusted Capital (RAC) Closed Algebraic Formula	Vortex Risk Engine (‘VRE’) in the Central Risk Database	99.95%	Basel II model outputs excluding Basel II caps and floors, maturity, repayment schedules, correlation factors, migration matrix. Some inputs come from EC-MC portfolio calculator but with 99.95% confidence level country and industry.	Pricing, Economic Capital for credit at transactional level and above

Capital and earnings at risk	Monte Carlo simulation based on aggregate portfolio (‘EC-MC portfolio calculator’)	Stand alone tool using same data from Central Datawarehouse as VRE	90.00%	Basel II model outputs excluding Basel II caps and correlation factors, migration matrix country and industry.	Risk Dashboard at Line of Business Level and above
With regard to methodology, the EC-MC Portfolio calculator provides a sophisticated and consistent framework to measure capital numbers for credit risk. Because of its complexity and required calculation time the EC-MC Portfolio calculator is more suited for portfolio calculation, rather than to be implemented in an environment requiring real time reporting at a transactional level for day-to-day management, pricing of new transactions and limit setting. As a result, Economic Capital figures are based on RAC figures that are derived from the EC-MC Portfolio calculator but are not fully equivalent. The main characteristics are:
•	RAC is calculated at facility level with closed algebraic formulas rather than from a Monte Carlo Simulation. The RAC algebraic formula includes parameters which incorporate the impact of portfolio dynamics, such as correlations and diversification effects. These parameters are derived through a regression of the outputs of the EC-MC portfolio calculator;

•	Due to its proprietary nature the inputs in the EC-MC Portfolio calculator are subject to certain technical caps and floors (LGD/EAD is constant and PD migration matrix is capped) which are not applicable in RAC. Also, due to the implemented mathematical routines the EC-MC portfolio calculator is subject to a minimum Probability of default (PD) and maximum tenor, which are not applicable in RAC.
Additionally the banking operations use the RAC model for determining the optimal pricing on (new) lending transactions in order to ensure that ING meets its desired RAROC returns.
During 2009, the Economic Capital levels for credit and transfer risk were calculated on a daily basis for most of the Commercial Bank and ING Direct investment portfolios and for the SME portfolios within the Retail banking operations. For consumer loans, residential mortgages, credit cards, and the insurance portfolios, the calculations are made on a monthly basis. On a quarterly basis, the Economic Capital for credit risk and transfer risk figures are consolidated with the corresponding Economic Capital components from other disciplines.
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
MARKET RISK BANK
General
Economic Capital for market risk is the Economic Capital necessary to withstand unexpected value movements due to changes market variables, such as interest rates, equity prices, foreign exchange rates and Real Estate prices. Economic Capital for market risk is calculated for exposures both in trading portfolios and non-trading portfolios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Measurement
Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year, which represents extreme events and ING’s target rating. The Economic Capital for market risk for non trading portfolios is calculated for each risk type, while for trading portfolios it is calculated on a portfolio level. The calculations for Economic Capital market risk include Real Estate risk, foreign exchange rate risk, equity price risk, interest rate risk and model risks.
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
For the Real Estate development process, in addition to market sale price risk, the risk drivers of market rent, investor yield and construction delays are taken into account. Furthermore the risk model differs for each development phase (i.e., research, development, and construction) to appropriately reflect the risk taken in each phase. Using correlations, all risk drivers, and stages are used to calculate a possible market value loss representing the Economic Capital for market risk for the development portfolio.
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
The economic capital for the equity investments is calculated based on the ECAPS system. Using Monte-Carlo simulation, the model generates 20,000 possible ‘states-of-the-world’, by randomly simulating all risk drivers simultaneously. For each state-of-the-world, the market value is recalculated and the 99.95% worst-case change in market value is the Economic Capital level.
Economic Capital for market risk for the mortgage portfolios within ING Retail Banking and ING Commercial Banking is calculated for embedded option risk (e.g. the prepayment option and offered rate option in mortgages). The embedded options are hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk. The Economic Capital model for market risk is based on the estimated 99% confidence adverse interest rate change.
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
OPERATIONAL RISK
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk, whereas strategic risks are not included. While operational risk can be limited through management controls and insurance, operational risk incidents may have a substantial impact on the profit and loss account of financial institutions.
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
‘Bonus/Malus’ approach (principle 5)
Units are assigned additional capital in case losses from internal incidents exceed the level of expected losses that have been accounted for in the LDA. When the actual loss of a business unit is lower than expected based on a comparison with external losses of peers, the capital of the related business unit is reduced.
BUSINESS RISK BANK
Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes, margins and costs, as well as client behaviour risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of Business Risk Capital is done by calculation of three components, volume/margin risk, (ii) expense risk, and (iii) client behaviour risk.
(i)	Volume/Margin risk relates to volumes and margins developing adversely compared to their expected levels;

(ii)	Expense risk relates to the (in)flexibility to adjust expenses, when that is needed;

(iii)	Client behaviour risk relates to clients behaving differently than expected and the effect that this behaviour can have on customer deposits and mortgage pre-payments. The client behaviour risk is calculated by stressing the underlying assumptions in the models for behavioural assets and liabilities.
Each of these components is calculated separately, and combined to one business risk figure via the variance-covariance methodology. For the calculation of EaR, CaR and EC the same methodology is used, with two differences. The first difference is the confidence interval used for EaR and CaR is 90%, while for EC this is 99.95%. The second difference is that the Volume/Margin component is used for EaR, but not for CaR and EC.
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
ING continues to adjust AFR to reflect the illiquidity in its insurance portfolios as reporting AFR with MVLs discounted at the swap rates results in an asymmetry between the assets and liabilities in terms of reflection of illiquidity premiums. In addition to valuing assets at current market values, the Euro

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
denominated liability illiquidity risk profile has been proxied by applying a Bloomberg composite Euro AAA spread (weighed average of 44 bps over swaps). For the US illiquid liabilities the Bloomberg composite Euro AAA spread is adjusted by the Basis swap curve, which gives a further +20 bps average illiquid premium over USD swaps.
The adjustment of the MVS for the illiquidity of our insurance liabilities impacts the market risk in our Economic Capital model in the following ways:
•	Interest Rate Risk: The illiquidity spread applied on our liability cash flows effectively reduces the duration of our liabilities and therefore reduces the duration mismatch between our assets and liabilities resulting in a reduced interest rate risk;

•	Credit Spread Risk: The Economic Capital model stresses both the asset spreads and the illiquidity spread on our liabilities. The netting of asset spread risk with illiquidity liability spread risk results in a lower credit spread risk.

•	During 2009 the modelling of the illiquidity spread has been refined and illiquidity spreads have significantly declined resulting in a lower impact on our Economic Capital compared with 2008. Discussions have also started within industry and with regulators to achieve a consistent application of illiquidity across the industry;

•	Foreign Exchange Risk: The adjustment of the MVS for illiquidity results in a reduced net exposure to foreign currency movements and in particular the US dollar. This results in a lower foreign exchange risk.
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
In 2007, ING Insurance introduced ECAPS as an intranet-based Economic Capital reporting system utilising replicating portfolio techniques. The ECAPS system provides a well controlled and automated basis for Economic Capital and risk measurement. Each business unit enters the risk characteristics of its assets and liabilities into the ECAPS system on a regular basis. These risk characteristics are then translated to a uniform basis in the form of replicating portfolios of standardized financial instruments. Based on the constellation of replicating portfolios (including representations of non-market risks), the ECAPS system then is capable of calculating Economic Capitals at every level of aggregation. The following is a brief description of the model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise

1. Market Data and Scenario Generation	• Automated retrieval of all current and historical market data

• 500 risk scenarios sent to each business unit to locally develop stochastic asset and liability cash flows

• 20,000 Real World Monte-Carlo scenarios for Economic Capital calculation

¯

2. Stochastic Cash flows and Non-market Risk Capital	• Actuarial software used to produce the stochastic cash flows by scenario
• Business units upload stochastic asset and liability cash flows for optimized replicating portfolio
• Asset derivatives are directly processed as replicating instruments
• Non-market risk capitals calculated in accordance with ING Standards of Practice submitted to ECAPS for risk aggregation

¯

3. Replicating Portfolio	• Capture the risk profile of the financial component of insurance liabilities by mapping onto a small set of standard financial instruments
• Standard instruments contain discount bond, swaption, callable bonds, CMS options, equity forward/option and FX option
• Find a replicating portfolio that matches the present value of cash flows as closely as possible for the 500 risk scenarios

¯

4. Economic Capital Calculation	• Replicating portfolio used to capture the risk profile of Insurance assets and liabilities
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
Non-market risk Economic Capital is calculated by business units, Corporate Credit Risk Management and Corporate Operational, Information and Security Risk Management and inputted into ECAPS at the sub risk level. ECAPS than aggregates 21 sub-risk types (e.g. mortality and trend risk) to 9 non-market risk types using a bottom-up Economic Capital diversification approach based on a matrix of tail correlations. The information inputs relate to 9 sub risk types:
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
Replicating Portfolios
To handle the full complexity of calculating diversification by Monte Carlo simulation, ING maps its assets and liabilities to a set of standard financial instruments. The set of standard instruments consists of zero coupon bonds, market indices, equity forwards, swaptions, callable bonds, FX options and equity options. Assets and the financial components of the liabilities are represented by a portfolio of this standard set of instruments. A user interface allows the selection of different types of replicating instruments for different cash flow types. Then an optimal replicating portfolio is created that matches the risk profile of the stochastically generated cash flows as good as possible. The resulting replicating portfolio is used in the calculation of Economic Capital.
Through the inclusion of equity options, FX options and swaptions in the set of replicating instruments, ING is able to incorporate implied volatility risk in the considered risk types. The same holds for the credit spread risk through the inclusion of credit risk bearing zero coupon bonds in the set of replicating instruments.
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
For the calculation of Economic Capital ING uses a one-year time horizon. In practice, the model calculates instantaneous quarterly shocks and then annualises the resulting VaR statistic to determine an annualized EC. The quarterly shock is used to stabilise the results, to ensure the shocks are within a range that can be more credibly valued for assets and liabilities, to better capture the impact of dynamic hedge strategies, to more reasonably use weekly correlations of risk factors, and to get closer to actual risk practices and reporting cycles.
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
2.2.2 CAPITAL MANAGEMENT
OBJECTIVES
ING Group Capital Management (Capital Management) is responsible for the sufficient capitalization of ING Group entities at all times in order to manage the risk associated with ING’s business activities. This involves the management, planning and allocation of capital within ING Group. ING’s Corporate Treasury is part of Capital Management. It executes the necessary capital market transactions, term (capital) funding and risk management transactions. Capital Management monitors and plans capital adequacy on a consolidated basis at three levels: ING Group, ING Insurance and ING Bank. The rating objective for these three entities is AA. Capital Management takes into account the metrics and requirements of regulators (EU Solvency, Tier—1 and BIS ratios and limits for hybrid capital), rating agencies (leverage ratios, Adjusted Equity) and internal models such as the economic capital and market value balance sheet approach for ING Insurance including Available Financial Resources (AFR).
ING applies three main capital definitions:
•	Adjusted Equity (ING Group and ING Insurance) — This rating agency concept is defined as shareholders’ equity plus core Tier- securities, hybrid capital, prudential filters and an adjustment for Value in Force and Deferred Acquisition Cost. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing available capital to core debt (leverage) for ING Group and ING Insurance;

•	Core Tier—1 capital, Tier—1 capital and total BIS capital (ING Bank) — Tier—1 capital is defined as shareholders’ equity including core Tier—1 securities plus hybrid capital less certain prudential filters and deductible items. Tier 1 and BIS capital divided by risk weighted assets equals the Tier 1 and BIS ratio respectively. Core Tier—1 capital is equal to Tier—1 capital excluding hybrid capital;

•	AFR (ING Insurance) — This is a market value concept, defined as market value of assets (MVA) less the market value of liabilities (MVL) on the balance sheet. The liabilities do not include perpetual hybrid capital which are included in AFR as equity. The valuation of ING Insurance includes an adjustment for portfolio illiquidity. AFR is used as the measure of available capital in comparison with EC employed. EC, or Economic Capital, is the amount of capital that is required to absorb unexpected losses in times of severe stress given the ‘AA’ target rating of ING Insurance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
In prior years, ING also measured AFR for ING Bank and ING Group. However, during 2009, the management focus shifted mainly to regulatory and rating agency metrics for ING Bank (core Tier—1, Tier—1, BIS) and ING Group (debt/equity). For ING Insurance, AFR continues to be important but is a lower priority than in prior years. For ING Insurance, the main focus is now on ensuring operating entities are adequately capitalized based on local regulatory and rating agency requirements and ensuring that on a consolidated basis, the leverage of ING Insurance (debt/equity) is appropriate.
DEVELOPMENTS
In 2009 Capital Management’s main focus was to strengthen the capital position of ING Group, ING Bank and ING Insurance. To achieve this ING Group did not pay dividend in 2009 and launched a rights issue in November of EUR 7.5 billion. The proceeds of the rights issue were largely used to repay EUR 5 billion of the core Tier—1 securities issued in November 2008 to the Dutch State and to provide for additional pre-tax EUR 1.3 billion future payments to the Dutch State for the Illiquid Assets Back-up Facility (IABF) as agreed with the European Commission.
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
CAPITAL ADEQUACY ASSESSMENT
As at December 31, 2009 and 2008, ING Group, ING Bank and ING Insurance met all key target capital ratios and metrics and regulatory requirements. As at December 31, 2009 and 2008, ING Group, ING Bank and ING Insurance were adequately capitalized in relation to their risk profile and strategic objectives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
ING ’s Capital base:

	Insurance		Bank		Group
	2009	2008	2009	2008	2009	2008
Shareholders’ equity (parent)	15,887	11,893	27,480	20,635	31,121	15,080
Core Tier—1 securities					5,000	10,000
Group hybrid capital (1)	3,410	4,560	8,057	7,085	11,478	11,655
Group leverage/core debt (2)					6,913	7,170

Total capitalization	19,297	16,453	35,537	27,720	54,512	43,905

Adjustments to equity:
Revaluation reserve debt securities	2,334	8,271	123	5,185	2,481	13,456
Revaluation reserve crediting to life policyholders	(156)	(2,235)			(156)	(2,235)
Revaluation reserve cashflow hedge	(926)	(1,360)	472	128	(372)	(1,177)
Goodwill	(1,857)	(1,889)	(1,636)	(1,636)	(3,244)	(3,275)

- Revaluation reserves fixed income & other	(605)	2,787	(1,040)	3,677	(1,291)	6,769
- Revaluation reserves excluded from Tier—1 (3)			(3,111)	(1,790)
- Insurance hybrid capital (4)	2,250	2,250
- Minorities	80	520	960	1,198
Difference IFRS-IASB and IFRS-EU (7)			2,742	2,254	2,742	2,254
Deductions Tier—1			(1,073)	(1,040)

Available capital (Tier—1 capital for Bank)	21,022	22,010	34,015	32,019	55,963	52,928

Other qualifying capital (5)			10,716	11,870
DAC/ViF adjustments (50%) (6)	2,931	1,893
Group leverage (core debt)					(6,913)	(7,170)

Adjusted Equity (BIS capital for Bank) (a)	23,954	23,903	44,731	43,889	49,050	45,758

Ratios
Core debt (b)	2,586	2,301			6,913	7,170
Debt/Equity ratio (b/(a+b))	9.74%	8.78%			12.35%	13.55%

(1)	Tier—1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier—1 instruments other than preference shares are provided as hybrid capital to ING Insurance or ING Bank.

(2)	Investments in subsidiaries less equity (including core Tier—1 securities) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.

(3)	Includes mainly EUR (2,536) million (2008: EUR (1,019) million) in participations (e.g. Kookmin, Bank of Beijing) and other equity investments, EUR (546) million (2008: EUR (615) million) for Real Estate for own use. The Dutch banking regulator requires this deduction to be made from Tier—1 capital. This deduction is added back to Tier-2 capital.

(4)	Dated subordinated debt issued by ING Insurance at nominal value.

(5)	Includes EUR 11,789 million (2008: EUR 12,910 million) Tier-2 capital and nil (2008: nil) Tier-3, offset by EUR 1,073 million (2008: EUR 1,040 million) of regulatory deductions.

(6)	Mainly includes 50% of the excess of the present value of future profits generated by policies in force (Value in Force) over the after-tax deferred acquisition costs.

(7)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.
All leverage ratios were within their targets at the end of the year. The debt/equity ratio of ING Group as at year-end 2009 was 12.35% (2008: 13.55%). The debt/equity ratio of ING Insurance as at year-end 2009 was at 9.74% (2008: 8.78%). The Basel II ING Bank Tier—1 ratio ended at 10.23%, this is a strong increase from 9.32% at year-end 2008.
REGULATORY REQUIREMENTS
ING Bank
Capital adequacy and the use of regulatory required capital are based on the guidelines developed by the Basel Committee on Banking Supervision (The Basel Committee) and the European Union Directives, as implemented by the Dutch Central Bank (DNB) for supervisory purposes. The minimum Tier—1 ratio is 4% and the minimum total capital ratio (known as the BIS ratio) is 8% of all risk-weighted assets.
BASEL II
As of 2008 ING Bank publishes risk weighted assets (RWA), Tier—1 and BIS capital and the accompanying capital ratios based on Basel II data only. In addition, ING publishes the minimum required capital level

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
according to Basel II and according to the Basel I floor. As of 2009 the Basel I floor is based on 80% of Basel I RWA. The minimum requirements according to Basel II and Basel I are both compared to total BIS available capital according to Basel II.
Capital position of ING Bank:

	2009	2008
Shareholders’ equity (parent)	27,480	20,635
Difference IFRS-IASB and IFRS-EU (5)	2,742	2,254
Minority interests	960	1,198
Subordinated loans qualifying as Tier—1 capital (1)	8,057	7,085
Goodwill and intangibles deductible from Tier—1	(1,636)	(1,636)
Deductions Tier—1	(1,073)	(1,040)
Revaluation reserve (2)	(2,516)	3,523

Available capital — Tier—1	34,015	32,019

Supplementary capital — Tier-2(3)	11,789	12,910
Available Tier-3 funds
Deductions	(1,073)	(1,040)

BIS capital	44,731	43,889

Risk-weighted assets	332,375	343,388

Tier—1 ratio	10.23%	9.32%
BIS ratio	13.46%	12.78%

Required capital based on Basel I floor (4)	28,709	34,369
BIS ratio based on Basel I floor(4)	12.46%	10.22%

(1)	Subordinated loans qualifying as Tier—1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(2)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate (see Capital base table, note 3).

(3)	Includes eligible lower Tier-2 loans and revaluation reserves equity and real estate revaluations removed from Tier—1 capital.

(4)	Using 80% and 90% of Basel I Risk Weighted Assets in 2009 and 2008 respectively.

(5)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.
ING Insurance
European Union directives require insurance companies established in member states of the European Union to maintain minimum capital positions. The ING Insurance companies outside the EU have to comply with their respective local requirements. ING Insurance’s companies comply with local regulatory requirements. The table below shows the global required capital of ING Insurance measured on the basis of the European Union requirement. This requirement is compared with ING Insurance consolidated available capital.
Capital position of ING Insurance:

	2009	2008
Available capital (1)	21,022	22,010
Required capital	7,774	8,582

Surplus capital	13,248	13,428

Ratio of available versus required capital	270%	256%

(1)	For breakdown of available capital see Capital base table.
Under ING’s internal economic capital (EC) and market value balance sheet approach, the ratio of Available Financial Resources (AFR) to EC was 107% at the end of 2009 compared to 106% at the end of 2008.
ING Group
ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive. The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.
In the following table, we show the Group’s capital adequacy on the following basis:
•	Insurance required capital from applying European Solvency I rules to all of ING Insurance entities globally (regardless of local capital requirements);

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
•	Bank required capital based on applying Basel II with the Basel I floor (80% and 90% in 2009 and 2008 respectively);

•	Group available capital using an approach similar to that used for Bank BIS capital whereby IFRS equity is adjusted for certain revaluation reserves, minority interests are added, goodwill and certain intangibles are deducted and Group hybrids and qualifying subordinated debt of Bank and Insurance are included.
Regulatory required capital ING Group:

	2009	2008
Shareholders’ equity (parent)	31,121	15,080
Difference IFRS-IASB and IFRS-EU (2)	2,742	2,254
Core Tier—1 securities	5,000	10,000
Excluding: Revaluation reserves (1)	1,953	10,044
Group hybrid capital	11,478	11,655
Goodwill and intangibles deductible from Tier—1	(3,244)	(3,275)
Minorities	915	1,593

Capital base ING Group	49,966	47,351

Subordinated loans ING Bank N.V. (included in Tier-2)	10,127	11,879
Subordinated loans ING Verzekeringen N.V.	2,250	2,250

Capital base including subordinated loans	62,343	61,480

Required capital banking operations	28,709	34,369
Required capital insurance operations	7,774	8,582

Total required capital	36,484	42,951

Surplus capital	25,859	18,529

Group capital ratio	171%	143%

(1)	Revaluation reserves debt securities, crediting to life policyholders and cashflow hedge (see ING’s Capital base table).

(2)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
Capital adequacy and ratios
Quantitative disclosures on capital measures and ratios:

	Group		Bank		Insurance
	2009	2008	2009	2008	2009	2008
Tier—1 ratio (Bank)
Year-end actual Tier—1 ratio			10.23%	9.32%
Regulatory minimum Tier—1 ratio			4.00%	4.00%
Target minimum Tier—1 ratio			9.00%	7.20%

BIS ratio (Bank)
Year-end actual BIS ratio			13.46%	12.78%
Regulatory minimum BIS ratio			8.00%	8.00%
Target minimum BIS ratio			10.50%	10.80%

Capital coverage ratio (Insurance)
Year-end Capital coverage ratio					270%	256%
Required capital					100%	100%
Target ratio					150%	150%

Debt/Equity ratio
Debt/Equity ratio	12.35%	13.55%			9.74%	8.78%
Target maximum Debt/Equity ratio	15.00%	15.00%			15.00%	15.00%
Main credit ratings of ING at December 31, 2009 (1) :

	Standard & Poor’s	Moody’s	Fitch

ING Group
- long term	A stable	A1 negative	A stable

ING Bank
- short term	A-1	P-1	F1+
- long term	A+ stable	Aa3 negative	A+ stable
- financial strength		C+

ING Insurance
- short term	A-2	P-2
- long term	A- negative	Baa1 developing	A- negative

(1)	Moody’s changed the long term outlook from ING Group and ING Bank from negative to stable on February 2.
ING’s key credit ratings and outlook are shown in the table above. Each of these ratings reflects only the view of the applicable rating agency at the time the rating was issued, and any explanation of the significance of a rating may be obtained only from the rating agency.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
AUTHORIZATION OF ANNUAL ACCOUNTS
Amsterdam, March 15, 2010

THE SUPERVISORY BOARD	THE EXECUTIVE BOARD

Peter A.F.W. Elverding, chairman	Jan H.M. Hommen, CEO and chairman
Jeroen van der Veer, vice-chairman	Patrick G. Flynn, CFO
Tineke (J.) P. Bahlman	Koos (J.) V. Timmermans, CRO
Henk W. Breukink
Claus Dieter Hoffmann
Piet Hoogendoorn
Piet C. Klaver
Godfried J.A. van der Lugt
Harish Manwani
Aman Mehta
Joan E. Spero
Jackson P. Tai
Karel Vuursteen
Lodewijk de Waal

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in millions of euros, unless stated otherwise
2.3 SUPPLEMENTAL INFORMATION
The following financial information presents the balance sheets for the years ended December 31, 2009 and 2008, and the profit and loss accounts and statements of cash flows for the years ended December 31, 2009, 2008 and 2007 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.1. CONSOLIDATING BALANCE SHEETS
For the year ended December 31, 2009

	ING Groep NV	Subsi-	Consoli-	ING Group
	parent company	diaries	dating entries	consolidated

ASSETS
Cash and bank balances with central banks	183	15,390	(183)	15,390
Amounts due from banks		43,397		43,397
Financial assets at fair value through profit and loss
- trading assets		111,444		111,444
- investments for risk of policyholders		104,597		104,597
- non-trading derivatives		11,632		11,632
- designated as at fair value through profit and loss		5,517		5,517
Investments
- available-for-sale		197,703		197,703
- held-to-maturity		14,409		14,409
Loans and advances to customers		575,275		575,275
Reinsurance contracts		5,480		5,480
Investments in associates	55,642	3,699	(55,642)	3,699
Real estate investments		3,638		3,638
Property and equipment		6,119		6,119
Intangible assets		6,021		6,021
Deferred acquisition costs		11,398		11,398
Assets held for sale		5,024		5,024
Other assets	563	38,698	(32)	39,229

Total assets	56,388	1,159,441	(55,857)	1,159,972

EQUITY
Shareholders’ equity (parent)	31,121	43,264	(43,264)	31,121
Non-voting equity securities	5,000			5,000
Minority interest		915		915

Total equity	36,121	44,179	(43,264)	37,036

LIABILITIES
Subordinated loans	11,139		(1,040)	10,099
Debt securities in issue	6,545	113,436		119,981
Other borrowed funds	500	33,079	(10,428)	23,151
Insurance and investment contracts		240,858		240,858
Amounts due to banks		84,235		84,235
Customer deposits and other funds on deposit		470,191	(683)	469,508
Financial liabilities as at fair value through profit and loss
- trading liabilities		98,245		98,245
- non-trading liabilities	268	20,070	(268)	20,070
- designated as at fair value through profit and loss		11,474		11,474
Liabilities held for sale		4,890		4,890
Other liabilities	1,815	38,784	(174)	40,425

Total liabilities	20,267	1,115,262	(12,593)	1,122,936

Total equity and liabilities	56,388	1,159,441	(55,857)	1,159,972

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2008

			Consoli-	ING Group
	ING Groep NV	Subsi-	dating	consoli-
	parent company	diaries	entries	dated

ASSETS
Cash and bank balances with central banks	33	22,045	(33)	22,045
Amounts due from banks		48,447		48,447
Financial assets at fair value through profit and loss
- trading assets		160,378		160,378
- investments for risk of policyholders		95,366		95,366
- non-trading derivatives	72	16,426	(14)	16,484
- designated as at fair value through profit and loss		8,277		8,277
- other
Investments
- available-for-sale		242,852		242,852
- held-to-maturity		15,440		15,440
Loans and advances to customers		618,026	(1,250)	616,776
Reinsurance contracts		5,797		5,797
Investments in associates	45,719	4,355	(45,719)	4,355
Real estate investments		4,300		4,300
Property and equipment		6,396		6,396
Intangible assets		6,915		6,915
Deferred acquisition costs		11,843		11,843
Other assets	230	62,751	(4)	62,977

Total assets	46,054	1,329,614	(47,020)	1,328,648

EQUITY
Shareholders’ equity (parent)	15,080	32,444	(32,444)	15,080
Non-voting equity securities	10,000			10,000
Minority interest		1,594		1,594

Total equity	25,080	34,038	(32,444)	26,674

LIABILITIES
Preference shares
Subordinated loans	11,352		(1,071)	10,281
Debt securities in issue	7,488	89,000		96,488
Other borrowed funds	1,254	43,402	(13,458)	31,198
Insurance and investment contracts		240,790		240,790
Amounts due to banks		152,265		152,265
Customer deposits and other funds on deposit		522,816	(33)	522,783
Financial liabilities as at fair value through profit and loss
- trading liabilities		152,616		152,616
- non-trading liabilities	65	21,722	(14)	21,773
- designated as at fair value through profit and loss		14,009		14,009
Other liabilities	815	58,956		59,771

Total liabilities	20,974	1,295,576	(14,576)	1,301,974

Total equity and liabilities	46,054	1,329,614	(47,020)	1,328,648

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.2. CONSOLIDATING PROFIT AND LOSS ACCOUNTS
For the year ended December 31, 2009

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated

INCOME
Interest income banking operations		79,850		79,850
Interest expense banking operations		(67,475)		(67,475)

Interest result banking operations		12,375		12,375

Gross premium income		30,492		30,492
Investment income		3,342		3,342
Net gains/losses on disposals of group companies		264		264

Gross commission income		6,790		6,790
Commission expense		(2,177)		(2,177)

Commission income		4,613		4,613

Valuation results from non-trading derivatives		(5,332)		(5,332)
Net trading income		1,125		1,125
Share of profit from associates	(321)	(461)	321	(461)
Other income	(1,574)	2,265		691

Total income	(1,895)	48,683	321	47,109

EXPENSES
Gross underwriting expenditure		50,440		50,440
Investment income for risk of policyholders		(17,742)		(17,742)
Reinsurance recoveries		(1,714)		(1,714)

Underwriting expenditure		30,984		30,984
Additions to the provision for loan losses		2,973		2,973
Intangible amortization and other impairments		568		568
Staff expenses		7,338		7,338
Other interest expenses		716		716
Operation expenses		6,711		6,711

Total expenditure		49,290		49,290

Result before tax	(1,895)	(607)	321	(2,181)

Taxation	(472)	(168)		(640)

Result before the period (before minority interests)	(1,423)	(439)	321	(1,541)

Attributable:
Shareholders of the parent				(1,423)
Minority interest				(118)

Result for the period				(1,541)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2008

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated

INCOME
Interest income banking operations		97,011		97,011
Interest expense banking operations		(85,969)		(85,969)

Interest result banking operations		11,042		11,042

Gross premium income		43,812		43,812
Investment income		4,664		4,664
Net gains/losses on disposals of group companies		17		17

Gross commission income		7,504		7,504
Commission expense		(2,539)		(2,539)

Commission income		4,965		4,965

Valuation results from non-trading derivatives		(1,409)		(1,409)
Net trading income		(749)		(749)
Share of profit from associates	(3,332)	(404)	3,332	(404)
Other income	(240)	884		644

Total income	(3,572)	62,822	3,332	62,582

EXPENSES
Gross underwriting expenditure		18,831		18,831
Investment income for risk of policyholders		32,408		32,408
Reinsurance recoveries		(1,754)		(1,754)

Underwriting expenditure		49,485		49,485
Additions to the provision for loan losses		1,280		1,280
Intangible amortization and other impairments		464		464
Staff expenses		8,764		8,764
Other interest expenses		978		978
Operation expenses		6,807		6,807

Total expenditure		67,778		67,778

Result before tax	(3,572)	(4,956)	3,332	(5,196)

Taxation	(80)	(1,587)		(1,667)

Result before the period (before minority interests)	(3,492)	(3,369)	3,332	(3,529)

Attributable:
Shareholders of the parent				(3,492)
Minority interest				(37)

Result for the period				(3,529)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2007

	ING Groep NV		Consoli-
	parent	Subsi-	dating	ING Group
	company	diaries	entries	consolidated
INCOME
Interest income banking operations		76,749		76,749
Interest expense banking operations		(67,773)		(67,773)

Interest result banking operations		8,976		8,976

Gross premium income		46,818		46,818
Investment income		13,352		13,352
Net gains/losses on disposals of group companies		430		430
Gross commission income		7,693		7,693
Commission expense		(2,866)		(2,866)

Commission income		4,827		4,827

Valuation results from non-trading derivatives		(50)		(50)
Net trading income		1,119		1,119
Share of profit from associates	9,680	740	(9,680)	740
Other income	(78)	963		885

Total income	9,602	77,175	(9,680)	77,097

EXPENSES
Gross underwriting expenditure		51,818		51,818
Investment income for risk of policyholders		(1,079)		(1,079)
Reinsurance recoveries		(1,906)		(1,906)

Underwriting expenditure		48,833		48,833
Additions to the provision for loan losses		125		125
Intangible amortization and other impairments		15		15
Staff expenses		8,261		8,261
Other interest expenses		1,102		1,102
Operation expenses		7,207		7,207

Total expenditure		65,543		65,543

Profit before tax	9,602	11,632	(9,680)	11,554

Taxation	(20)	1,685		1,665

Profit before the period (before minority interests)	9,622	9,947	(9,680)	9,889

Attributable:
Shareholders of the parent				9,622
Minority interest				267

Profit for the period				9,889

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.3. CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Profit before tax	(1,895)	(607)	321	(2,181)
Adjusted for
- depreciation		1,701		1,701
- amortization of deferred acquisition costs and VOBA		(1,131)		(1,131)
- increase in provision for insurance and investment contracts		3,829		3,829
- additions to the provision for loan losses		2,973		2,973
- other	(259)	6,107	167	6,015
Taxation paid	207	(619)		(412)

Changes in
- amounts due from banks, not available on demand		8,611		8,611
- trading assets		47,963		47,963
- non-trading derivatives		864		864
- other financial assets as at fair value through profit and loss		2,196		2,196
- loans and advances to customers	1,053	12,208	(1,053)	12,208
- other assets	442	6,864	(358)	6,948
- amounts due to banks, not payable on demand		(67,410)		(67,410)
- customer deposits and other funds on deposit		21,040	33	21,073
- trading liabilities		(54,366)		(54,366)
- other financial liabilities at fair value through profit and loss		(5,798)		(5,798)
- other liabilities	1,405	(11,758)	(130)	(10,483)

Net cash flow from operating activities	953	(27,333)	(1,020)	(27,400)

Investments and advances
- group companies	(350)	(5)	350	(5)
- associates		(181)		(181)
- available-for-sale investments		(165,771)		(165,771)
- held-to-maturity investments
- real estate investments		(130)		(130)
- property and equipment		(640)		(640)
- assets subject to operating leases		(1,034)		(1,034)
- investments for risk of policyholders		(65,362)		(65,362)
- other investments		(338)		(338)
Disposals and redemptions
- group companies		2,643		2,643
- associates		294		294
- available-for-sale investments		167,075		167,075
- held-to-maturity investments		1,675		1,675
- real estate investments		656		656
- property and equipment		82		82
- assets subject to operating leases		93		93
- investments for risk of policyholders		64,158		64,158
- other investments		24		24

Net cash flow from investing activities	(350)	3,239	350	3,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Proceeds from issuance of subordinated loans		1,931	(1,931)
Repayments of subordinated loans		(3,023)	3,023
Proceeds from borrowed funds and debt securities	3,800	439,561	(5,589)	437,772
Repayment from borrowed funds and debt securities	(5,550)	(425,182)	5,550	(425,182)
Issuance of ordinary shares/capital injection	7,276	700	(700)	7,276
Issuance of non-voting equity securities
Repayment of non-voting equity securities	(5,000)			(5,000)
Payments to acquire treasury shares		(101)		(101)
Sales of treasury shares	51	67		118
Dividend	(1,030)	(350)	350	(1,030)

Net cash flow from financing activities	(453)	13,603	703	13,853

Net cash flow	150	(10,491)	33	(10,308)

Cash and cash equivalents at beginning of year	33	31,238		31,271
Effect of exchange-rate changes on cash and cash equivalents		(4)		(4)

Cash and cash equivalents at end of year	183	20,743	33	20,959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2008

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Profit before tax	(3,572)	(4,956)	3,332	(5,196)
Adjusted for
- depreciation		1,492		1,492
- amortization of deferred acquisition costs and VOBA		(444)		(444)
- increase in provision for insurance and investment contracts		16,363		16,363
- additions to the provision for loan losses		1,280		1,280
- other	436	7,088	(569)	6,955
Taxation paid	80	(129)		(49)

Changes in
- amounts due from banks, not available on demand		7,162		7,162
- trading assets		32,386		32,386
- non-trading derivatives	(2)	(2,020)	2	(2,020)
- other financial assets as at fair value through profit and loss		3,174		3,174
- loans and advances to customers	(2,771)	(73,702)	3,967	(72,506)
- other assets	2,784	(11,730)	(2,901)	(11,847)
- amounts due to banks, not payable on demand		13,210		13,210
- customer deposits and other funds on deposit		6,669	162	6,831
- trading liabilities		3,501		3,501
- other financial liabilities at fair value through profit and loss		13,018	(2)	13,016
- other liabilities	(71)	(552)	138	(485)

Net cash flow from operating activities	(3,116)	11,810	4,129	12,823

Investments and advances
- group companies	(12,721)	(1,725)	12,721	(1,725)
- associates		(1,034)		(1,034)
- available-for-sale investments		(228,291)		(228,291)
- held-to-maturity investments		(314)		(314)
- real estate investments		(905)		(905)
- property and equipment		(708)		(708)
- assets subject to operating leases		(1,401)		(1,401)
- investments for risk of policyholders		(64,735)		(64,735)
- other investments		(881)		(881)
Disposals and redemptions
- group companies		1,590		1,590
- associates		972		972
- available-for-sale investments		225,539		225,539
- held-to-maturity investments		1,640		1,640
- real estate investments		415		415
- property and equipment		137		137
- assets subject to operating leases		428		428
- investments for risk of policyholders		59,251		59,251
- other investments		19		19

Net cash flow from investing activities	(12,721)	(10,003)	12,721	(10,003)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Proceeds from issuance of subordinated loans	2,721	6,591	(6,591)	2,721
Repayments of subordinated loans
Proceeds from borrowed funds and debt securities	7,566	387,101	(2,752)	391,915
Repayment from borrowed funds and debt securities	(5,376)	(354,015)	5,376	(354,015)
Issuance of ordinary shares/capital injection	448	12,721	(12,721)	448
Issuance of non-voting equity securities	10,000			10,000
Payments to acquire treasury shares	(2,379)	(9)		(2,388)
Sales of treasury shares	(1,147)	1,399		252
Dividend	3,875	(7,082)		(3,207)

Net cash flow from financing activities	15,708	46,706	(16,688)	45,726

Net cash flow	(129)	48,513	162	48,546

Cash and cash equivalents at beginning of year	162	(16,811)	(162)	(16,811)
Effect of exchange-rate changes on cash and cash equivalents		(464)		(464)

Cash and cash equivalents at end of year	33	31,238		31,271

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
For the year ended December 31, 2007

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Profit before tax	9,602	11,632	(9,680)	11,554
Adjusted for
- depreciation		1,382		1,382
- amortization of deferred acquisition costs and VOBA		(1,338)		(1,338)
- increase in provision for insurance and investment contracts		26,494		26,494
- additions to the provision for loan losses		125		125
- other	(8,527)	(3,246)	7,876	(3,897)
Taxation paid	(254)	(1,093)		(1,347)

Changes in
- amounts due from banks, not available on demand		(8,690)		(8,690)
- trading assets		1,714	1,283	2,997
- non-trading derivatives	18	259	(16)	261
- other financial assets as at fair value through profit and loss		(4,878)		(4,878)
- loans and advances to customers	(5,353)	(74,834)	4,175	(76,012)
- other assets	(271)	(6,892)	629	(6,534)
- amounts due to banks, not payable on demand		15,414		15,414
- customer deposits and other funds on deposit		32,748	(4,108)	28,640
- trading liabilities		20,916		20,916
- other financial liabilities at fair value through profit and loss		87	(43)	44
- other liabilities	253	6,344	(20)	6,577

Net cash flow from operating activities	(4,532)	16,144	96	11,708
Investments and advances
- group companies		(5,470)	2,255	(3,215)
- associates		(1,221)		(1,221)
- available-for-sale investments	(314)	(283,692)		(284,006)
- real estate investments		(876)		(876)
- property and equipment		(575)		(575)
- assets subject to operating leases		(1,393)		(1,393)
- investments for risk of policyholders		(54,438)		(54,438)
- other investments		(316)		(316)
Disposals and redemptions
- group companies		1,067	(55)	1,012
- associates		1,049		1,049
- available-for-sale investments	25	281,173		281,198
- held-to-maturity investments		822		822
- real estate investments		309		309
- property and equipment		151		151
- assets subject to operating leases		417		417
- investments for risk of policyholders		47,136		47,136
- other investments		13		13

Net cash flow from investing activities	(289)	(15,844)	2,200	(13,933)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated

	ING Groep NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Proceeds from issuance of subordinated loans	1,764	3,329	(3,329)	1,764
Repayments of subordinated loans		(1,028)	1,028
Proceeds from borrowed funds and debt securities	7,032	458,688	(10,091)	455,629
Repayment from borrowed funds and debt securities	(5,897)	(472,595)	13,510	(464,982)
Issuance of ordinary shares/capital injection	397	2,200	(2,200)	397
Payments to acquire treasury shares	(3,446)	(29)	29	(3,446)
Sales of treasury shares	2,129	24	(1,307)	846
Dividends paid	2,901	(5,940)		(3,039)

Net cash flow from financing activities	4,880	(15,351)	(2,360)	(12,831)

Net cash flow	59	(15,051)	(64)	(15,056)
Cash and cash equivalents at beginning of year	103	(1,333)	(565)	(1,795)
Effect of exchange-rate changes on cash and cash equivalents		40		40

Cash and cash equivalents at end of year	162	(16,344)	(629)	(16,811)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
2.3.4. NOTES TO THE SUPPLEMENTAL INFORMATION
ASSETS
INVESTMENT IN WHOLLY OWNED SUBSIDIAIRIES
Investment in wholly owned subsidiaries

		Balance		Balance
		sheet		sheet
	Ownership	value	Ownership	value
	(%)	2009	(%)	2008

Name of investee:
ING Bank N.V.	100	27,469	100	20,631
ING Verzekeringen N.V.	100	15,880	100	11,887
Other		(85)		(74)

		43,264		32,444

Movement in investment in wholly owned subsidiaries:

	2009	2008

Opening balance	32,444	42,373
Revaluations	10,800	(13,709)
Result of the group companies	(321)	(3,332)
Capital contribution	700	12,720
Dividend	(350)	(7,050)

	43,273	31,002

Changes in ING Groep N.V. shares held by group companies	(9)	1,442

Closing balance	43,264	32,444

Receivables from group companies	12,378	13,275

Total	55,647	45,719

SUBORDINATED LOANS
See Note 14 to the consolidated financial statements.

	Year of		Balance sheet value
Interest rate	issue	Due date	2009	2008
9.000%	2008	Perpetual	10	10
8.500%	2008	Perpetual	1,357	1,393
8.000%	2008	Perpetual	1,479	1,474
7.375%	2007	Perpetual	1,022	1,048
6.375%	2007	Perpetual	713	731
5.140%	2006	Perpetual	670	623
5.775%	2005	Perpetual	690	711
6.125%	2005	Perpetual	472	487
4.176%	2005	Perpetual	498	497
Variable	2004	Perpetual	999	939
6.200%	2003	Perpetual	337	348
Variable	2003	Perpetual	731	684
7.200%	2002	Perpetual	656	773
7.050%	2002	Perpetual	465	563
8.439%	2000	December 31, 2030	1,040	1,071

			11,139	11,352

EUR 7,862 million (2008: EUR 6,872 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts are in millions of euros, unless otherwise stated
EUR 3,267 million (2008: EUR 4,471 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.
Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.
DEBT SECURITIES IN ISSUE

			Balance sheet value
Interest rate	Year of issue	Due date	2009	2008
5,630%	2008	September 3, 2013	1,073	1,053
4,699%	2007	June 1, 2035	117	117
4,750%	2007	May 31, 2017	1,864	1,830
Variable	2006	June 28, 2011	749	749
Variable	2006	April 11, 2016	997	996
4.125%	2006	April 11, 2016	745	745
6.125%	2000	January 4, 2011	1,000	999
5.500%	1999	September 14, 2009		999

			6,545	7,488

The number of debentures held by group companies as at December 31, 2009 was 114,760 with a balance sheet value of EUR 11 million (2008: 49,540 with a balance sheet value of EUR 4 million).
Amounts owed to group companies by remaining term:

	2009	2008

- within one year	32	1,254
- more than one year but less than five years	500

	532	1,254

Derivatives from group companies by remaining term:

	2009	2008

- more than one year but less than five years	30	43
- more than five years	238	22

	268	65

Report of independent registered public accounting firm
To: The Supervisory Board and Executive Board of ING Bank N.V.
We have audited the consolidated profit and loss accounts, consolidated statement of cash flows and consolidated statement of changes in equity of ING Bank N.V. and subsidiaries for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We served as principal auditor of ING Bank N.V. In our position, we did not audit total net profit constituting 25% in 2007 of the related consolidated totals of ING Bank N.V. These data were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the parts not audited by us, is based solely on the report of the other auditors.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of ING Bank N.V. and subsidiaries for the year ended December 31, 2007, in conformity with International Financial Reporting Standards as adopted by the European Union.
Amsterdam, The Netherlands
March 17, 2008
/s/ KPMG ACCOUNTANTS N.V.

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
Unqualified opinion on the consolidated financial statements
We have audited the consolidated statements of income, changes in equity and cash flows of ING Belgium NV/SA and its subsidiaries (collectively referred to as ‘the Group’) for the year ended December 31, 2007, as well as the summary of significant accounting policies and other explanatory notes. These consolidated financial statements (not presented separately herein) are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.
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
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the Group’s results of operations and its cash flows for the year ended December 31, 2007 in accordance with IFRS as adopted by the European Union, and with the legal and regulatory requirements applicable in Belgium.

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
ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2007
Additional comments
The preparation and the assessment of the information that should be included in the directors’ report on the consolidated financial statements are the responsibility of the board of directors. Our responsibility is to include in our report the following additional comments, which do not modify the scope of our opinion on the consolidated financial statements:
- The directors’ report on the consolidated financial statements deals with the information required by law and is consistent with the consolidated financial statements. We are, however, unable to comment on the description of the principal risks and uncertainties which the entities included in the consolidation are facing, and on their financial situation, their foreseeable evolution or the significant influence of certain facts on their future development. We can nevertheless confirm that the matters disclosed do not present any obvious inconsistencies with the information that we became aware of during the performance of our mandate.
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
ALT-A RESIDENTIAL MORTGAGE BACKED SECURITY (ALT-A RMBS)
A type of US residential mortgage which is considered riskier than ‘prime’ and less risky than ‘sub-prime’ mortgages. Parameters generally taken into account are borrower credit scores, residential property values and loan-to-value ratios. Alt-A mortgages are further characterized by a limited degree of income and/or asset verification.
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
AVAILABLE-FOR-SALE FINANCIAL ASSETS
Those non-derivative financial assets that are designated as available-for-sale or are not classified as:
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
CONVEXITY
The non-linear relationship between changes in the interest rates and changes in bond prices and their Net Present Value. It is a very important market risk measure for portfolios containing (embedded) options.
CORE DEBT
Investments in ING Group subsidiaries minus the equity of the holding company including hybrids.
COST OF CAPITAL
The costs related to owning capital. These can be split into the cost of equity, hybrids and debt, taking a target leverage into account.
COST RATIO
Underwriting costs expressed as a percentage of premiums written.
COUNTRY RISK
The risk that a government will not fulfil its obligations or obstructs the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (e.g. political risk).
CREDIT INSTITUTIONS
All institutions that are subject to banking supervision by public authorities, including mortgage banks, capital market institutions, multilateral development banks and the International Monetary Fund (IMF).
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
DELTA HEDGE
The delta hedge minimises the exposure of the employee option scheme by holding an appropriate number of (depositary receipts for) ordinary shares. The exposure is reassessed every quarter and, if necessary, ordinary shares are bought from the market.
DEPOSITARY RECEIPT
Depositary receipt for ordinary and preference shares, issued by the ING Trust Office, in exchange for ordinary and preference shares issued by ING Group.
DERIVATIVES
Financial instruments, which include forwards, futures, options and swaps, whose value is based on an underlying asset, index or reference rate.
DISCOUNTED BILLS
Bills that are sold under deduction of interest giving the owner the right to receive an amount of money on a given date.

GLOSSARY
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
ECONOMIC CAPITAL
The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. Given ING Group’s A target rating, ING calculates economic capital requirements at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default of 1 in 2000 years or 0.05%).
EFFECTIVE INTEREST METHOD
A method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or interest expense over the relevant period.
ELIMINATION
A process by which intercompany transactions are matched with each other and deducted, so that the assets, liabilities, income and expenses are not inflated.
EMBEDDED VALUE (EV)
Embedded value is the present value of all future cash flows from the contracts being owned today (embedded value does not take into account future sales). The discount rate used is equal to Weighted average cost of capital.
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
FINANCIAL ASSET
Any asset that is:
•	cash;
•	an equity instrument of another company;
•	a contractual right to;
•	receive cash or another financial asset from
•	another company; or
•	exchange financial instruments with another
•	company under conditions that are potentially
•	favourable; or
•	certain contract that will or may be settled in
•	ING’s own equity instruments.
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

GLOSSARY
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
those that ING Group designates as available-for-sale; and
those that meet the definition of loans and receivables.
HISTORICAL SIMULATION
A model to calculate Value at Risk, assuming that future changes in risk factors will have the same distribution as they had in the past taking into account the non-linear behaviour of financial products.
IMPAIRMENT LOSS
The amount by which the carrying amount of an asset exceeds its recoverable amount.
INTEREST BEARING INSTRUMENT
A financial asset or a liability for which a time-proportionate compensation is paid or received in relation to a notional amount.
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
INVESTMENT RISK
Investment risk is the credit default and risk rating migration risk that is associated with ING Group’s investments in bonds, commercial paper, securitizations, and other similar publicly traded securities. Investment risk arises when ING purchases a (synthetic) bond with the intent to hold the bond for a longer period of time (generally through maturity).
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

GLOSSARY
JOINT VENTURE
A contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.
LENDING RISK
Lending risk arises when ING Group grants a loan to a customer, or issues guarantees on behalf of a customer. This is the most common risk category, and includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured at the notional amount of the financial obligation that the customer has to repay to ING, excluding any accrued and unpaid interest, or discount/premium amortizations or impairments.
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
MONEY MARKET RISK
Money market risk arises when ING Group places short term deposits with a counterparty in order to manage excess liquidity, as such, money market deposits tend to be short term in nature (1-7 days is common). In the event of a counterparty default, ING Group may lose the deposit placed. Money market risk is therefore measured simply as the notional value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.
MONOLINER
A financial company that deals specifically with one particular branch of the financial industry.
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

GLOSSARY
NET PRESENT VALUE AT RISK (NPV-AT-RISK)
Establishes what the value of future cash flows is in terms of today’s monetary value. NPV-at-Risk establishes the change in value of future cash flows as a result of interest rate changes in terms of today’s monetary value.
NON-VOTING EQUITY SECURITIES
Core Tier 1 securities issued to the Dutch State in November 2008 for a total consideration of EUR 10 billion. In December 2009 EUR 5 billion was paid back to the Dutch State. This capital injection qualifies as core Tier 1 capital for regulatory purposes.
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
PLAN ASSETS
Comprise assets held by a long-term employee benefit fund and qualifying insurance policies. Assets held by a long-term employee benefit fund are assets (other than non-transferable financial instruments issued by the reporting enterprise) that:
•	are held by an entity (a fund) that is legally separate from the reporting enterprise and exists solely to pay or fund employee benefits; and
•	are available to be used only to pay or fund employee benefits, are not available to the reporting enterprise’s own creditors (even in bankruptcy), and cannot be returned to the reporting enterprise, unless either the remaining assets of the fund are sufficient to meet all the related employee benefit obligations of the plan or the reporting enterprise or the assets are returned to the reporting enterprise to reimburse it for employee benefits already paid.
•	A qualifying insurance policy is an insurance policy issued by an insurer that is not a related party of the reporting enterprise, if the proceeds of the policy:
•	can be used only to pay or fund employee benefits under a defined benefit plan; and

GLOSSARY
•	are not available to the reporting enterprise’s own creditors (even in bankruptcy) and cannot be paid to the reporting enterprise, unless either the proceeds represent surplus assets that are not needed for the policy to meet all the related employee benefit obligations or the proceeds are returned to the reporting enterprise to reimburse it for employee benefits already paid.
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
PRE-SETTLEMENT RISK
Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Group replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of outstanding is generally based on the replacement value (mark-to-market) plus potential future volatility concept, using an historical 7 year time horizon and a 99% confidence level.
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

GLOSSARY
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
SETTLEMENT RISK
Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING Group has paid or delivered its side of the trade. The risk is that ING Group delivers, but does not receive delivery from the counterparty.
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
TIER 1 CAPITAL
Also referred to as the core capital of ING Bank. It comprises paid up share capital, reserves excluding revaluation reserves, retained earnings, minority interests and hybrid Tier 1.
TIER 1 RATIO
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

GLOSSARY
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

SCHEDULE I—SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
Amounts are in millions of euros

			Column D
			Amount at which
Column A	Column B	Column C	shown in the
Type of investment	Cost	Fair value	balance sheet

DEBT SECURITIES
Debt securities held to maturity	14,409	14,809	14,409
Debentures/available-for-sale
— Dutch governments	5,284	5,598	5,598
— Foreign governments	80,353	81,638	81,638
— Public utilities	6,653	6,861	6,861
— Asset-backed securities	30,995	28,198	28,198
— Redeemable preference shares/sinking fund	17	13	13
— All other corporate bonds	66,768	66,542	66,542

SHARES AND CONVERTIBLE DEBENTURES
Ordinary shares
— Public utilities	59	77	77
— Banks, trusts and insurance companies	1,672	4,335	4,335
— Industrial and all others	2,936	3,977	3,977
Preference shares	402	464	464

Total investments	209,548	212,512	212,112

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

						Column G
						Net
						invest-
						ment
						income
						(inclu-
						ding other		Column
						income		I
		Column				and other	Column H	Amorti
	Column	C		Column E		expen-	Benefits,	zation
	B	Future policy		Other		ses)	claims,	of defer-
	Deferred	benefits,	Column D	policy and	Column	alloca-ted	losses and	red policy	Column J	Column
Column	policy	losses, claims,	Un-earned	claims	F	to under-	settle-	acqui-	Other	K
A	acquisition	and loss	pre-	benefits	Pre-mium	writing ac-	ment	sition	opera-ting	Pre-miums
Segment	costs	expen-ses	miums	payable	revenue	counts	expen-ses	costs	expen-ses	written
2009
Life	11,355	230,344		1,600	26,853	4,163	27,427	446	3,829	26,853
Non-life	43	3,073	361		1,704	255	976	12	749	1,702

Total	11,398	233,417	361	1,600	28,557	4,418	28,403	458	4,578	28,555

2008
Life	11,578	227,750		147	37,067	8,995	42,064	1,448	4,786	37,067
Non-life	265	5,340	1,756		4,719	426	2,803	130	1,729	4,747

Total	11,843	233,090	1,756	147	41,786	9,421	44,867	1,578	6,515	41,814

SCHEDULE IV—REINSURANCE
Amounts are in millions of euros

					Column F
		Column	Column		Percen-
		C	D		tage of
	Column B	Ceded to	Assumed	Column E	amount
Column	Gross	other	from other	Net	assumed
A	amount	companies	companies	amount	to net

2009 Premiums
— Life	27,421	1,867	1,299	26,853	4.8%
— Non-life	1,746	70	26	1,702	1.5%

Total Premiums	29,167	1,937	1,325	28,555	4.6%

Life insurance in force	1,096,442	254,454	34,094	876,082	3.9%
2008 Premiums
— Life	37,487	1,802	1,382	37,067	3.7%
— Non-life	4,920	196	23	4,747	0.5%

Total Premiums	42,407	1,998	1,405	41,814	3.4%

Life insurance in force	1,062,700	269,041	105,094	898,753	11.7%

2007 Premiums
— Life	39,170	1,968	1,562	38,764	4.0%
— Non-life	6,062	306	24	5,780	0.4%

Total Premiums	45,232	2,274	1,586	44,544	3.6%

Life insurance in force	1,015,999	258,304	139,155	896,850	15.5%

SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column G
Net
invest-
ment
income
(inclu-
ding
other
income
						and other		Column
		Column C				expen-		H		Column
		Reserves	Column D			ses)	Claims and claims		Column	J
	Column B	for unpaid	Discount,	Column E		allocated	adjustment		I	Paid
Column	Deferred	claims &	if any,	Un-	Column F	to non-	expenses incurred		Amorti-	claims &	Column K
A	policy	claims	deducted	earned	Earned	life	related to		zation	claims	Pre-
Affiliation with	acquisi-	adjusted	in Column	pre-	pre-	opera-	accident years		of	adjusted	miums
the registrant	tion costs	expenses	C	miums	miums	tions	Current	prior	DPAC(1)	expenses	written

2009
Consolidated
Non-life entities	43	3,073	215	361	1,704	255	1,111	(84)	12	976	1,702

2008
Consolidated
Non-life entities	265	5,340	471	1,756	4,719	426	2,934	(292)	130	2,803	4,747

(1)	DPAC: Deferred policy acquisition costs