Form 20-F/A
ING GROEP NV
filed 2010-03-30
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
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

SIGNATURE

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
Yes☑ ☐No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes☐ ☑No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes☑ ☐No
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer☑	Accelerated filer☐	Non-accelerated filer☐
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
☐Item 17 Item 18☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes☐ ☑No

This Form 20-F/A is being filed to include Exhibit 1.1 (“Amended and Restated Articles of Association of ING Groep N.V., dated October 8, 2008”) and Exhibit 1.2 (“Amended and Restated Trust Agreement (English Translation), dated October 8, 2008”) to the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

Item 19 Exhibits
The following exhibits are included herein:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated October 8, 2008 (incorporated by reference to Exhibit 1.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, File no. 1-14642 filed on March 19, 2009)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated October 8, 2008 (incorporated by reference to Exhibit 1.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, File no. 1-14642 filed on March 19, 2009)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By: /s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By: /s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: March 30, 2010