Form 20-F
period 2010-12-31
ING GROEP NV
filed 2011-03-17
CIK 1039765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Ordinary shares, nominal value EUR 0.24 per Ordinary share	3,831,560,513
Bearer Depositary receipts in respect of Ordinary shares	3,830,227,027
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
Yes ☑      ☐ No
Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*
Yes ☐      ☐ No
*	This requirement does not currently apply to the registrant.
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
Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $1.3813, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 1, 2011.
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
The published 2010 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 “Financial Instruments” (issued in 2009) is not yet endorsed by the EU and, therefore, is not yet part of IFRS-EU. However, IFRS 9 is only effective as of 2013 and ING has not early adopted IFRS 9 under IFRS-IASB.
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
Subsequent events
ING changed its accounting policy for insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) in the Insurance US Closed Block VA book as of January 1, 2011. Furthermore, in March 2011, ING announced that it has informed the Dutch State of its intention to early repurchase EUR 2 billion of the non-voting equity securities (core Tier 1 securities) on May 13, 2011. On March 11, 2011 a severe earthquake and tsunami struck Japan. As of the date of this Annual Report, the full impact of these catastrophic events was not yet known and, therefore, it is too early to determine the impact of these events on ING. For details, see Subsequent Events on page F-193 to the consolidated financial statements,
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-
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
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	the implementation of ING’s restructuring plan to separate banking and insurance operations,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	ING’s ability to achieve projected operational synergies and

•	the move towards fair value acounting for Guaranteed Minimum Withdrawal Benefits for the Insurance US Closed Block VA business line.
ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See “Item 3. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects – Factors Affecting Results of Operations.”

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

	Year ended December 31,
	2010	2010	2009(2)	2008(2)	2007(2)	2006(2)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-IASB Consolidated Income Statement Data
Income from banking operations:
Interest income	96,260	69,688	81,146	98,201	76,859	59,262
Interest expense	77,727	56,271	68,607	87,118	67,823	49,927

Net interest result	18,532	13,416	12,539	11,082	9,036	9,335
Commission income	3,637	2,633	2,656	2,820	2,926	2,681
Investment and Other income	1,506	1,090	(3,558)	(5,950)	3,151	2,362

Total income from banking operations	23,674	17,139	11,637	7,952	15,113	14,378
Income from insurance operations:
Gross premiums written:
Life	36,198	26,206	28,720	38,868	40,732	40,501
Non-life	2,405	1,741	1,772	4,944	6,086	6,333

Premium income	38,603	27,947	30,492	43,812	46,818	46,834
Commission income	2,687	1,945	1,953	2,139	1,901	1,636
Investment and Other income	10,494	7,597	3,363	8,970	13,488	11,172

Total income from insurance operations	51,782	37,488	35,808	54,921	62,208	59,642

Total income (3)	74,994	54,292	47,109	62,582	77,097	73,804

Total expenditure from banking operations	16,443	11,904	13,131	11,556	10,092	9,190
Total expenditure from insurance operations:
Life	51,192	37,061	34,688	51,649	49,526	49,106
Non-life	2,459	1,780	1,807	4,864	6,149	5,601

Total	53,651	38,841	36,495	56,513	55,675	54,707

Total expenditure (3) (4)	69,631	50,410	49,291	67,778	65,543	63,681

Result before tax from banking operations	7,231	5,235	(1,494)	(3,604)	5,021	5,188
Result before tax from insurance operations:
Life	(2,323)	(1,682)	(885)	(2,103)	5,314	3,436
Non-life	454	329	198	511	1,219	1,499

Total	(1,869)	(1,353)	(687)	(1,592)	6,533	4,935

Result before tax	5,362	3,882	(2,181)	(5,196)	11,554	10,123
Taxation	1,381	1,000	(639)	(1,667)	1,665	1,961
Minority interests	145	105	(118)	(37)	267	341

Net result	3,836	2,777	(1,423)	(3,492)	9,622	7,821

Dividend on Ordinary shares	—	—	—	1,500	3,180	2,865
Addition to shareholders’ equity	3,836	2,777	(1,683)	(5,417)	6,442	4,956
Coupon payable on non-voting equity securities (7)	—	—	259	425
Net result attributable to equity holders of the Company	—	—	(935)	(729)	9,241	7,692
Basic earnings per share (5)	0.86	0.62	(0.75)	(1.31)	3.45	2.79
Diluted earnings per share (5)	0.86	0.62	(0.75)	(1.31)	3.43	2.76
Dividend per Ordinary share (5)	—	—	—	0.74	1.48	1.32
Interim Dividend	—	—	—	0.74	0.66	0.59
Final Dividend	—	—	—	—	0.82	0.73
Number of Ordinary shares outstanding (in millions)	3,831.6	3,831.6	3,831.6	2,063.1	2,226.4	2,205.1
Dividend pay-out ratio (6)	—	—	—	n.a.	34.3%	37.0%

	Year ended December 31,
	2010	2010	2009(2)	2008(2)	2007(2)	2006(2)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-IASB Consolidated Balance Sheet Data
Total assets	1,716.7	1,242.8	1,160.0	1,328,6	1,313,2	1,226.5
Investments:
Banking	153.2	110.9	105.5	148.8	160.4	171.1
Insurance	170.3	123.3	106.6	109.5	132.3	140.5

Total	323.5	234.2	212.1	258.3	292.6	311.6
Loans and advances to customers	841.1	608.9	575.3	616.8	553.7	474.6
Insurance and investment contracts:
Life	352.4	255.1	226.0	213.0	232.4	237.9
Non-life	5.0	3.6	3.5	6.8	9.6	10.1
Investment contracts	16.6	12.0	11.3	21.1	23.7	20.7

Total	373.8	270.6	240.9	240.8	265.7	268.7
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	448.4	324.6	304.1	274.3	275.1	283.1
Other deposits and bank funds	258.0	186.8	165.4	248.5	250.1	213.6

Total	706.4	511.4	469.5	522.8	525.2	496.7
Amounts due to banks	100.7	72.9	84.2	152.3	167.0	120.8
Share capital in number of shares (in millions)	3,831.6	3,831.6	3,831.6	2,063.1	2,242.4	2,268.1
Shareholders’ equity	53.0	38.4	31.1	15.1	37.7	38.4
Non-voting equity securities	6.9	5.0	5.0	10.0
Shareholders’ equity per Ordinary share 5)	14.02	10.15	8.22	7.44	17.98	17.84

(1)	Euro amounts have been translated into U.S. dollars at the exchange rate of $1.3813 to EUR 1.00, the noon buying rate in New York City on March 1, 2011 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	For the impact of divestments see “Item 5. Operating and Financial Review and Prospects” .

(3)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1 to the consolidated financial statements.

(4)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5, Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

(5)	Basic earnings per share amounts have been calculated based on the weighted average number of Ordinary shares outstanding and Shareholders’ equity per share amounts have been calculated based on the number of Ordinary shares outstanding at the end of the respective periods. For purposes of this calculation ING Groep N.V. shares held by Group companies are deducted from the total number of Ordinary shares in issue. The rights issue, which was finalized on December 15, 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS IASB. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares, see Note 49 of Note 2.1 to the consolidated financial statements. The effect of dilutive securities is adjusted as well.

(6)	The dividend pay-out ratio is based on net result attributed to equity holders of the Company.

(7)	For details of the agreements with the Dutch State, see Note 13 of Note 2.1 to the consolidated financial statements.

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

	U.S. dollars per euro
	Period	Average
Calendar Period	End(1)	Rate(2)	High	Low
2006	1.3197	1.2661	1.3327	1.1860
2007	1.4603	1.3794	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3218	1.4536	1.1959

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.

(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.
The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2010	1.3638	1.2708
October 2010	1.4066	1.3688
November 2010	1.4205	1.3036
December 2010	1.3395	1.3084
January 2011	1.3715	1.2944
February 2011	1.3794	1.3474
The Noon Buying Rate for euros on December 31, 2010 was EUR 1.00 = $1.3269 and the Noon Buying Rate for euros on March 1, 2011 was EUR 1.00 = $1.3813.

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
Risks Related to Financial Conditions, Market Environment and General Economic Trends.
Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability of our insurance, banking and asset management business.
Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, business investment, real estate and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, the amount and profitability of business we conduct in a specific geographic region. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments, and lower consumer spending, the demand for banking and insurance products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realized through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also “— Interest rate volatility may adversely affect our profitability”, “—Turbulence and volatility in the financial markets have adversely affected us, and may continue to do so”, and “—Current market conditions have increased the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending” below.
In case one or more of the factors mentioned above adversely affects the profitability of our business this might also result, among others, in the following:
-	the unlocking of deferred acquisition costs impacting earnings; and/or

-	reserve inadequacies which could ultimately be realized through profit and loss and shareholders’ equity; and/or

-	the write down of tax assets impacting net results; and/or

-	impairment expenses related to goodwill and other intangible assets, impacting net results ; and/or

-	movements in Risk Weighted Assets for the determination of required capital.
Shareholders’ equity and our net result may significantly be impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. The recalibration we have conducted of our economic capital models to reflect difficult market conditions experienced over recent years may have a material impact on our economic capital for credit risk. See “Risks Related to the Group — Turbulence and volatility in the financial markets have adversely affected us, and may continue to do so”.
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
Disruptions, uncertainty or volatility in the capital and credit markets, such as that experienced over the past few years and in the second half of 2008 in particular, may also limit our access to capital required to operate our business. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to (1) delay raising capital, (2) reduce, cancel or postpone payment of dividends on our shares, (3) reduce, cancel or postpone interest payments on other securities, (4) issue capital of different types or under different terms than we would otherwise, or (5) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.
In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases governments nationalized companies or parts thereof. The measures adopted in the Netherlands include both liquidity provision and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on October 10, 2009, and the Credit Guarantee Scheme of the Netherlands expired on December 31, 2010. Our participation in these measures has resulted in certain material restrictions on us, including those agreed to with the European Commission (“EC”) as part of our Restructuring Plan. See “Risks Related to the Restructuring Plan — Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”, “Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”. The Restructuring Plan as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.
We are subject to the jurisdiction of a variety of banking and insurance regulatory bodies, some of which have proposed regulatory changes that, if implemented, would hinder our ability to manage our liquidity in a centralized manner. Furthermore, regulatory liquidity requirements in certain jurisdictions in which we operate are generally becoming more stringent, including those forming part of the “Basel III” requirements discussed further below under “—We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”, undermining our efforts to maintain this centralized management of our liquidity. These developments may cause trapped pools of liquidity, resulting in inefficiencies in the cost of managing our liquidity, and hinder our efforts to integrate our balance sheet, which is an essential element of our Restructuring Plan.

The default of a major market participant could disrupt the markets.
Within the financial services industry the default of any one institution could lead to defaults by other institutions. The failure of a sufficiently large and influential institution could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contract counterparties. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.
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
In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods, earthquakes and epidemics that may be more severe or difficult to predict as a result of increasingly variable climate conditions, as well as events such as terrorist attacks and political and social unrest.
The frequency and severity of such events, and the losses associated with them, are inherently unpredictable and cannot always be adequately reserved for. Furthermore, we are subject to actuarial and underwriting risks such as, for instance, mortality, longevity, morbidity, and adverse claims development which result from the pricing and acceptance of insurance contracts. In accordance with industry practices, modelling of natural catastrophes is performed and risk mitigation measures are taken. In case claims occur, reserves are established based on estimates using actuarial projection techniques. The process of estimating is based on information available at the time the reserves are originally established and includes updates when more information becomes available. Although we continually review the adequacy of the established claim reserves, there can be no assurances that our actual claims experience will not exceed our estimated claim reserves. If actual claim amounts exceed the estimated claim reserves, our earnings may be reduced and our net results may be adversely affected.
In addition, and as discussed further below under “Risks Related to the Group’s Business, Operations, and Regulatory Environment—Operational risks are inherent in our business”, because unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, losses may further increase.
We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business.
We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and sales practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may also change at any time and in ways which have an adverse effect on our business, and it is difficult to predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, bank regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulation is becoming increasingly more extensive and complex and regulators are focusing increased scrutiny on the industries in which we operate, often requiring additional Company resources. These regulations can serve to limit our activities, including through our net capital, customer protection and market conduct requirements, and restrictions on businesses in which we can operate or invest. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties.
In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently considering, major legislative and/or regulatory initiatives in response to the financial crisis. In particular, governmental and regulatory authorities in the Netherlands, the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation, crisis and contingency management, bank levies and financial reporting, among others. For example, the EC has agreed upon a full scale revision of the solvency framework and prudential regime applicable to insurance and reinsurance companies known as “Solvency II”, which was adopted on November 25, 2009. Each member state of the EEA, including the Netherlands, is required to implement Solvency II by January 1, 2013. Significant efforts towards establishing a more cohesive and streamlined European supervisory framework, including establishing a European Systemic Risk Board and a European Insurance and Occupational Pensions Authority, may also affect the Group’s operations.
In addition, the Basel Committee on Banking Supervision has announced higher global minimum capital standards for banks, introduced a new global liquidity standard and called for a new leverage ratio. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets a subject banking institution must hold at a given moment, and limit leverage . Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on January 1, 2019, will rise to 7%. Further, Basel III calls for stricter definitions of capital that will have the effect of disqualifying many hybrid securities, potentially including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitization activities to be introduced at the end of 2011 as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (FSB) are currently considering measures that may have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for “systemically important financial institutions” (SIFIs) and so-called “Global” SIFIs (G-SIFI), in addition to the Basel III requirements otherwise applicable to most financial institutions. While the full impact of the new Basel III rules, and any additional requirements for SIFIs or G-SIFIs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. Further, the International Accounting Standards Board (“IASB”) is considering changes to several IFRS standards, which changes could also have a material impact on our reported results and financial condition.
Furthermore, in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank” or the “Dodd-Frank Act”) has imposed comprehensive changes to the regulation of financial services in the United States and has implications for non-US financial institutions with a US presence, such as ING. Dodd-Frank directs existing and newly-created government agencies and bodies to promulgate regulations implementing the law, a process anticipated to occur over the next few years. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how Dodd-Frank and such regulations will affect the financial markets generally, impact the Group’s business, credit or financial strength ratings, results of operations, cash flows or financial condition or advise or require the Group to raise additional capital. Key risks associated with the Dodd-Frank Act that may have an impact on the Group include:
•	The newly created risk regulator — the Financial Stability Oversight Council (the “FSOC”) — may designate the Group as a company whose material financial distress, or whose nature, scope, size, scale, concentration, interconnectedness or mix of activities, could pose a threat to the financial stability of the United States. In such an instance, the Group would become subject to the oversight of the Federal Reserve. If the Group becomes subject to the examination, enforcement and supervisory authority of the Federal Reserve, the Federal Reserve would have authority to impose capital requirements on the Group and its subsidiaries. The Group cannot predict what capital regulations the Federal Reserve will promulgate under these authorizations, either generally or as applicable to organizations with the Group’s operations, nor can management predict how the Federal Reserve will exercise potential general supervisory authority over the Group as to its business practices or those of its subsidiaries. If designated as systemically important by the FSOC, the Group would become subject to unspecified stricter prudential standards, including stricter requirements and limitations relating to risk-based capital, leverage, liquidity and credit exposure, as well as overall risk management requirements, management interlock prohibitions and a requirement to maintain a plan for rapid and orderly dissolution in the event of severe financial distress. The Group may become subject to stress tests to be promulgated by the Federal Reserve in consultation with the newly created Federal Insurance Office (discussed below) to determine whether, on a consolidated basis, the Group has the capital necessary to absorb losses as a result of adverse economic conditions. We cannot predict how the stress tests will be designed or conducted or whether the results thereof will cause the Group to alter its business practices or affect the perceptions of regulators, rating agencies, customers, counterparties or investors about the Group’s financial strength. The FSOC may also recommend that state insurance regulators or other regulators apply new or heightened standards and safeguards for activities or practices that the Group and other insurers or other financial services companies engage in.

•	Title II of Dodd-Frank provides that a financial company may be subject to a special orderly liquidation process outside the federal bankruptcy code, administered by the Federal Deposit Insurance Corporation as receiver, upon a determination that the company is in default or in danger of default and presents a systemic risk to US financial stability.

•	Dodd-Frank creates a new framework for regulation of the over-the-counter (OTC) derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries.

•	Dodd-Frank establishes a Federal Insurance Office (“FIO”) within the Department of the Treasury to be headed by a director appointed by the Secretary of the Treasury. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office would perform various functions with respect to insurance (other than health insurance), including participating in the FSOC’s decisions regarding insurers (potentially including the Group and its subsidiaries), to be designated for stricter regulation. The FIO may recommend enhanced regulations to the states. As of this writing, a director for FIO has not been named.

•	Dodd-Frank establishes the Bureau of Consumer Financial Protection (“BCFP”) as an independent agency within the Federal Reserve to regulate consumer financial products and services offered primarily for personal, family or household purposes. The BCFP will have significant authority to implement and enforce federal consumer financial laws, including the new protections established under Dodd-Frank, as well as the authority to identify and prohibit unfair and deceptive acts and practices. In addition, the BCFP will have broad supervisory, examination and enforcement authority over certain consumer products, such as mortgage lending. Insurance products and services are not within the BCFP’s general jurisdiction, and broker-dealers and investment advisers are not subject to the BCFP’s jurisdiction when acting in their registered capacity.

•	Dodd-Frank also includes various securities law reforms that may affect the Group’s business practices and the liabilities and/or exposures associated therewith, including a provision intended to authorize the SEC to impose on broker-dealers fiduciary duties to their customers, as applies to investment advisers under existing law, which new standard could potentially expose certain of ING’s US broker-dealers to increased risk of SEC enforcement actions and liability. The SEC staff recently released a study on this issue.
In addition to the adoption of these measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the Financial Stability Board (“FSB”), consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance including executive compensation, and a host of related issues associated with responses to the financial crisis. The lawmakers and regulatory authorities in a number of jurisdictions in which the Group’s subsidiaries conduct business have already begun introducing legislative and regulatory changes consistent with G20 and FSB recommendations, including proposals governing consolidated regulation of insurance holdings companies by the Financial Services Agency (FSA) in Japan, proposals governing executive compensation by the financial regulators in Germany (BaFIN) and the United Kingdom (FSA).
Governments in the Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. For restrictions related to the core Tier 1 Securities and the IABF, as further described in Item 4. “Information on the Company Recent Developments” (together, the “Dutch State Transactions”), see “— Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”. As a result of having received state aid through the Dutch State Transactions, we were required to submit our Restructuring Plan to the EC in connection with obtaining final approval for the Dutch State Transactions. See “Risks Related to the Group — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”.
On March 1, 2011, the European Court of Justice issued its judgment in the widely-followed Test Achats case. The Test Achats decision, in effect, provides that the use of gender as a factor in the pricing of or benefits under life and non-life insurance coverage is incompatible with the principles of equal treatment of men and women under the EU Charter. The Test Achat decision provides for a transition period, however, until December 21, 2012, after which the use of such gender-based factors will no longer be permissible. It is unclear whether this prohibition also applies to existing insurance contracts. While it is too early to assess the impacts of the Test Achats case on ING’s insurance business, it is expected that the industry generally will incur potentially significant compliance-related costs as policy forms, underwriting and pricing criteria, and related systems undergo required modifications. ING is unable at this stage to quantify the extent of any such costs or other impacts on its business, and intends to follow closely the implementation of the Test Achats decision during the above-referenced transition period.
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
Our results of operations are materially impacted by conditions in the global capital markets and the economy generally. The stress experienced in the global capital markets that started in the second half of 2007 continued and substantially increased throughout 2008 and, although market conditions have improved, volatility continued in 2009, particularly the early part of the year. The crisis in the mortgage market in the United States, triggered by a serious deterioration of credit quality, led to a revaluation of credit risks. While certain conditions have improved over 2009 and 2010, these conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities (“ABS”) and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade, sovereign debt, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest. As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world. In addition, the confidence of customers in financial institutions is being tested. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our revenues and results of operations, including through an increase of lapses or surrenders of policies and withdrawal of deposits. Because a significant percentage of our customer deposit base is originated via Internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the Internet.
As a result of the ongoing and unprecedented volatility in the global financial markets in 2007 and 2008, we have incurred substantial negative revaluations on our investment portfolio, which have impacted our shareholders’ equity and earnings. During 2009 and 2010, the revaluation reserve position improved substantially, positively impacting shareholders’ equity. Although we believe that reserves for insurance liabilities are generally adequate at the Group, inadequacies in certain product areas have developed.
Such impacts have arisen primarily as a result of valuation issues arising in connection with our investments in real estate (both in and outside the US) and private equity, exposures to US mortgage-related structured investment products, including sub-prime and Alt-A Residential and Commercial Mortgage-Backed Securities (“RMBS” and “CMBS”, respectively), Collateralized Debt Obligations (“CDOs”) and Collateralized Loan Obligations (“CLOs”), monoline insurer guarantees and other investments. In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. We continue to monitor our exposures, however there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts in future periods.
Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.
There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Western Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large insurance and banking industry participants from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. The Netherlands and the United States are our largest markets for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR and Aegon. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford, Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan we have agreed to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “— The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.

Because we do business with many counterparties, the inability of these counterparties to meet their financial obligations could have a material adverse effect on our results of operations.
General
Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, etc., or even rumours about potential defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses for us, and defaults by other institutions. In light of experiences with significant constraints on liquidity and high cost of funds in the interbank lending market, and given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed-income and foreign exchange markets, including related derivatives, which exposes it to concentration risk.
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
Reinsurers
Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our

(potential) reinsurance as of December 31, 2010, the greatest exposure after collateral to an individual external reinsurer was approximately 24%, approximately 40% related to four other external reinsurers and the remainder of the reinsurance exposure related to various other reinsurers. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our net results and our financial results.
Improving market conditions observed over the last year, may not persist and increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending.
We are exposed to the risk that our borrowers may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may continue to see adverse changes in the credit quality of our borrowers and counterparties, for example as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our financial position and results of operations.
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
In the Netherlands and other jurisdictions deposit guarantee schemes and similar funds (“Compensation Schemes”) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. As a result of the increased number of bank failures, in particular since the fall of 2008, we expect that levies in the industry will continue to rise as a result of the Compensation Schemes. In particular, we are a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the Dutch Central Bank, De Nederlandsche Bank N.V. (the “DNB”), based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Schemes. Given our size we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. The ultimate costs to the industry of payments which may become due under the Compensation Schemes, remains uncertain although they may be significant and these and the associated costs to us may have a material adverse effect on our results of operations and financial condition. Going forward the Dutch Deposit Guarantee Scheme may change from an ex-post scheme, where we contribute after the failure of a firm, to an ex-ante scheme where we pay yearly contributions to ensure the scheme holds a target level of fund regardless of whether any failures occur. The costs associated with potential future yearly contributions are today unknown, but given our size may be significant.
Risks Related to the Group’s Business, Operations, and Regulatory Environment
We may be unable to manage our risks successfully through derivatives.
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
Because we use assumptions about factors, the use of different assumptions about these factors may have an adverse impact on our results of operations.
The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of Defered Acquisition Costs (DAC) and Value of Business Acquired (VOBA) are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g., lapses, persistency, etc.) and other factors, and, in the life insurance business, assumptions concerning mortality, longevity and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
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

ING Insurance has a significant exposure to the take up of policy options by policyholders. The exposure is greatest for variable annuity business with guarantees deeply in-the-money, policyholder behaviour is difficult to predict and small changes in the proportion of policyholders taking up an option can have a significant financial impact. Furthermore, assumptions about policyholder behaviour are sometimes made for new insurance business without a substantial amount of experiential data. These assumptions may prove imperfect, which can have a material impact on results.
We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between results and underlying actuarial assumptions and models.
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
We are subject to a variety of regulatory risks as a result of our operations in certain countries.
In certain countries in which we operate, judiciary and dispute resolution systems may be less developed. As a result in case of a breach of contract we may have difficulties in making and enforcing claims against contractual counterparties and, if claims are made against us, we might encounter difficulties in mounting a defence against such allegations. If we become party to legal proceedings in a market with an insufficiently developed judiciary system, it could have an adverse effect on our operations and net result.
In addition, as a result of our operations in certain countriess, we are subject to risks of possible nationalization, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities, in these markets. In addition, the current economic environment in certain of these countries in which we operate may increase the likelihood for regulatory initiatives to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest in the event of defaults on residential mortgages.
Because we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.
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
We have credit ratings from Standard & Poor’s Ratings Service, Moody’s Investor Service and Fitch Ratings. Each of the rating agencies reviews its ratings and rating methodologies on a recurring basis and may decide on a downgrade at any time. In the event of a downgrade the cost of issuing debt will increase, having an adverse effect on net results. Certain institutional investors may also be obliged to withdraw their deposits from ING following a downgrade, which could have an adverse effect on our liquidity.
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
Furthermore, ING Bank’s assets are risk weighted. Downgrades of these assets could result in a higher risk weighting which may result in higher capital requirements. This may impact net earnings and the return on capital, and may have an adverse impact on our competitive position. For ING’s insurance businesses in a number of jurisdictions, such as the US and the EU, downgrades of assets will similarly affect the capital requirements for ING Insurance in those jurisdictions.
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
Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate trained or skilled personnel, IT failures, inadequate or failed internal control processes and systems, regulatory breaches, human errors, employee misconduct including fraud, or from external events that interrupt normal business operations. We depend on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The equipment and software used in our computer systems and networks may be at or near the end of their useful lives or may not be capable of processing, storing or transmitting information as expected. Certain of our computer systems and networks may also have insufficient recovery capabilities in the event of a malfunction or loss of data. In addition, such systems and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other external attacks or internal breaches that could have a security impact and jeopardize our confidential information or that of our clients or our counterparts. These events can potentially result in financial loss, harm to our reputation and hinder our operational effectiveness. We also face the risk that the design and operating effectiveness of our controls and procedures prove to be inadequate or are circumvented. Furthermore, widespread outbreaks of communicable diseases, such as the outbreak of the H1N1 influenza virus, may impact the health of our employees, increasing absenteeism, or may cause a significant increase in the utilization of health benefits offered to our employees, either or both of which could adversely impact our business. Unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, and our operations may be subject to losses resulting from such disruptions. Losses can result from destruction or impairment of property, financial assets, trading positions, the payment of insurance and pension benefits to employees and the loss of key personnel. If our business continuity plans are not able to be implemented or do not take such events into account, losses may increase further.
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
Risks related to the Restructuring Plan
The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group.
In November 2008 the Dutch State purchased the core Tier 1 Securities, and in the first quarter of 2009 we entered into the Illiquid Asset Back-up Facility (IABF) with the Dutch State. As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan (the “Restructuring Plan”) to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules. On October 26, 2009, we announced our Restructuring Plan, pursuant to which we are required to divest by the end of 2013 all of our insurance business, including the investment management business, as well as ING Direct US, which operates our direct banking business in the United States, and certain portions of our retail banking business in the Netherlands. The EC’s approval of the Restructuring Plan was issued on

November 18, 2009. On January 28, 2010 ING lodged an appeal with the General Court of the European Union (the “General Court”) against specific elements of the EC’s decision regarding the Restructuring Plan. Although we believe in the merit of our appeal lodged with the General Court of the European Union, there can be no assurance as to its success or as to any consequences resulting from its rejection. Notwithstanding this appeal, we are committed executing the Restructuring Plan as announced on October 26, 2009.
In connection with the Restructuring Plan, we have also agreed to not be a price leader in certain EU markets with respect to certain retail, private and direct banking products and to refrain from (i) acquisitions of financial institutions and (ii) acquisitions of other businesses if this would delay our repurchase of the remaining core Tier 1 Securities. Those limitations may last until November 18, 2012 and could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See “Risks Related to the Group — The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
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
Other factors that may impede our ability to implement the Restructuring Plan successfully include an inability of prospective purchasers to obtain funding due to the deterioration of the credit markets, insufficient access to equity capital markets, a general unwillingness of prospective purchasers to commit capital in the current market environment, antitrust concerns, any adverse changes in market interest rates or other borrowing costs and any declines in the value of the assets to be divested. Similarly, it may also be difficult to divest all or part of our insurance or investment management business through one or more initial public offerings. There can also be no assurance that we could obtain favorable pricing for a sale of all or part of our insurance or investment management business in the public markets or succeed in turning the relevant subsidiaries into viable standalone businesses. A divestment may also release less regulatory capital than we would otherwise expect.
Any failure to complete the divestments on favorable terms, could have a material adverse impact on our assets, profitability, capital adequacy and business operations. If we are unable to complete the announced divestments in a timely manner, we would be required to find alternative ways to reduce our leverage, and we could be subject to enforcement actions or proceedings by the EC. In particular, if we do not succeed in completing divestitures as described in the Restructuring Plan within the timelines set out therein, the EC may request the Dutch State to appoint a divestiture trustee with a mandate to complete the relevant divestiture with no minimum price.
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
As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the European Union and on our ability to acquire (i) financial institutions and (ii) businesses insofar this would delay our repurchase of the remaining core Tier 1 Securities held by the Dutch State. These restrictions apply until the earlier of (1) November 18, 2012, and (2) the date upon which we repurchase all remaining core Tier 1 Securities held by the Dutch State. We have also agreed to limitations on our ability to call Tier-2 capital and Tier 1 hybrid debt instruments. If the EC does not approve the calling of Tier-2 capital and Tier 1 hybrid debt instruments in the future, this may have adverse consequences for us, result in additional payments on these instruments and limit our ability to seek refinancing on more favorable terms. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.
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
On October 26, 2009, we announced that we had reached an agreement with the EC on the Restructuring Plan. Projected cost savings and impact on our risk profile and capital associated with these initiatives are subject to a variety of risks, including:
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
For so long as the Dutch State holds at least 25% of the core Tier 1 Securities, for so long as the IABF is in place, or for so long as any of the government guaranteed senior unsecured bonds issued by ING Bank N.V. under the Credit Guarantee Scheme of the Netherlands (the “Government Guaranteed Bonds”) are outstanding, we are prohibited from issuing or repurchasing any of our own shares (other than as part of regular hedging operations and the issuance of shares according to employment schemes) without the consent of the Dutch State’s nominees on the Supervisory Board. In addition, under the terms of the core Tier 1 Securities and IABF, we have agreed to institute certain restrictions on the compensation of the members of the Executive Board and senior management, including incentives or performance-based compensation. These restrictions could hinder or prevent us from attracting or retaining the most qualified management with the talent and experience to manage our business effectively. In connection with these transactions, the Dutch State was granted the right to nominate two candidates for appointment to the Supervisory Board. The Dutch State’s nominees have veto rights over certain material transactions. Our agreements with the Dutch State have also led to certain restrictions imposed by the EC as part of the Restructuring Plan, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “Risks Related to the Group — The limitations agreed with the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.
Whenever the overall return on the (remaining) core Tier 1 securities issued to the Dutch State is expected to be lower than 10% p.a., the European Commission may consider the imposition of additional behavioural constraints.
As stated in the decision of the European Commission of 12 November 2008 (in State aid N 528/2008 — The Netherlands), the core Tier 1 state-aid measure must be (re)notified to the European Commission by the Dutch authorities whenever the overall return on the core Tier 1 Securities is expected to be lower than 10% p.a. Such (re)notification by the Dutch authorities is particularly required (i) when ING abstains from paying dividend on its shares for a period of two consecutive years or for three years in the five years following the date of the aforementioned decision or (ii) if after a transition period of one year following the date of the aforementioned decision, the share price over a period of two consecutive years remains on average below EUR 13. In such cases, the European Commission may require additional behavioural constraints as a condition of the compatibility of the measure.
Additional risks relating to ownership of ING shares
Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99.9% of our ordinary shares, the rights of our shareholders may differ from the rights of shareholders in other jurisdictions or companies that do not use a similar trust structure, which could affect your rights as a shareholder.
While holders of our bearer depositary receipts are entitled to attend and speak at our General Meeting of Shareholders (“General Meeting”), voting rights are not attached to the bearer depositary receipts. The Trust holds more than 99.9% of our ordinary shares, and exercises the voting rights attached to the ordinary shares (for which bearer depositary receipts have been issued). Holders of bearer depositary receipts who attend — in person or by proxy — the General Meeting must obtain and are entitled to voting rights by proxy from the Trust. Holders of bearer depositary receipts and holders of the ADSs (American depositary shares) representing the bearer depositary receipts who do not attend the General Meeting may give binding voting instructions to the Trust. The Trust is entitled to vote on any ordinary shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to be guided primarily by the interests of the holders of bearer depositary receipts, while also taking into account:
▪	our interests, and

▪	the interests of our affiliates
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

The share price of ING shares has been, and may continue to be, volatile.
The share price of our bearer depositary receipts has been volatile in the past, and the share price and trading volume of our bearer depositary receipts may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:
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
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. See “Item 8. Financial Information — Dividends”. Given the uncertain financial environment, ING will not pay a dividend over 2010 and there can be no assurance that we will pay dividends in the future.
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
The terms of the core Tier 1 Securities permit us, on or after November 12, 2011, to convert any or all of the remaining core Tier 1 Securities (EUR 5 billion per year end 2010) into ordinary shares or bearer depositary receipts on the basis of one core Tier-1 security for 1,335 ordinary shares or bearer depositary receipts. Any such conversion would dilute existing shareholders. If we exercise our conversion right, the Dutch State may opt to require us to redeem the core Tier 1 Securities on the conversion date at the original issue price of EUR 10 per core Tier 1 Security, together with the pro rata coupon, if due, accrued to such date.
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

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810, 1000 AV Amsterdam The Netherlands Telephone +31 20 541 5411	ING Financial Holdings Corporation 1325 Avenue of the Americas New York, NY 10019 United States of America Telephone +1 646 424 6000
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
Our strategy
To serve the interests of our stakeholders, increase management focus and create value for our shareholders, ING is moving towards separation of its banking and insurance operations. We believe the widespread demand for greater simplicity, reliability and transparency makes this the best course of action. In the future, ING Bank will build on its global presence and international network and capitalise on its leadership position in gathering savings, multi-channel distribution, simple propositions and marketing. ING Insurance/Investment Management has a strong position as a global provider of life insurance and retirement services. While moving towards the public offerings of a Europe-led and a US-focused business, ING Insurance will initially concentrate on further improving its operational performance. Both the Bank and the Insurer will focus on earning our customers’ trust through transparent products, value for money and superior service. This reflects ING’s universal customer ideal: saving and investing for the future should be easier.
Our customers
ING serves a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments.
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

CHANGES IN THE COMPOSITION OF THE GROUP
Disposals effective in 2010
In October 2009 ING reached an agreement to sell its Asian Private Banking business for a consideration of USD 1,463 million (EUR 985 million). The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The transaction generated a net profit for ING of EUR 332 million. The sale was completed in the first half of 2010. The Asian Private Banking business was previously included in the segment Retail Asia.
In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 345 million (CHF 520 million) in cash. The transaction generated a net profit for ING of EUR 73 million. The sale was completed in January 2010. The Swiss Private Banking business was previously included in the segment Retail CE.
In August 2010 ING announced that it has agreed to sell its 50% stake in ING Summit Industrial Fund LP (‘Summit’), a Canadian light industrial property portfolio to a joint venture between KingSett Capital and Alberta Investment Management Corporation (AIMCo). The sale was completed in November 2010. The transaction value for 100% of Summit is CAD 2.0 billion (EUR 1.4 billion) and includes assumed debt. In addition to its direct investment in Summit, ING has an indirect participation through its 7.8% unit holding of ING Industrial Fund (IIF), an ING-managed listed property fund in Australia which owns the remaining 50% in Summit. As part of the transaction, IIF has agreed to simultaneously sell its stake in Summit to KingSett/AIMCo. Consequently, ING’s indirect participation in Summit will end as well. Separately, ING sold ING Real Estate Canada, the manager of Summit, to KingSett/AIMCo for an undisclosed amount. The transaction had no material impact on ING Group’s 2010 results and capital ratios. The transaction resulted in a net loss for ING of EUR 26 million in 2010. Summit was previously included in the segment ING Real Estate.
Furthermore there were some disposals that did not have a significant impact on ING’s balance sheet and profit and loss account. In November 2009 ING reached an agreement to sell three of its US independent retail broker-dealer units to Lightyear Capital LLC for a total consideration of EUR 96 million. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California, Multi-Financial Securities Corporation, based in Denver, Colorado, PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office supporting those broker dealers, which collectively do business as ING Advisors Network. The sale was completed in February 2010. The three US independent retail broker-dealer units were previously included in the segment Insurance US.
In December 2009 ING reached an agreement to sell the non-life insurance operations in Greece for a total consideration of EUR 4 million. The sale was completed in July 2010.
Acquisitions and disposals announced and occurring or expected to occur in 2011
ING announced in February 2011 that it has reached agreement with CB Richard Ellis Group, Inc., to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s US-based manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses. The proceeds for these REIM businesses and the equity interests amount to approximately USD 1.0 billion. ING REIM Europe, ING REIM Asia and CRES combined have EUR 44.7 billion in assets under management as of December 31, 2010. In a separate transaction, ING has agreed to sell the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. Clarion Partners has EUR 16.5 billion in assets under management as of December 31, 2010. The Real Estate Investment Management business in Australia (ING REIMA), with EUR 4.8 billion in assets under management as of December 31, 2010, is not included in these transactions. Within the context of the previously announced evaluation, ING finalised the review of the strategic options and implementation has commenced. As a result ING will undertake a phased withdrawal from its Australian real estate investment management activities in a timely and controlled manner. In the transaction with CB Richard Ellis, ING Insurance has agreed to continue its asset management mandate with CB Richard Ellis as the new manager of the funds. ING Bank will continue to have an equity interest in some REIM funds in Europe, Asia, the US and Australia. The equity stakes held by the Bank will be monetised over time as it continues to steadily reduce its exposure to real estate. Combined, the transactions are expected to result in an after-tax gain on disposal of approximately EUR 500 million at current exchange rates. The final terms are subject to potential adjustments at closing, customary for this kind of transaction. ING Real Estate Development and ING Real Estate Finance are not impacted by the transactions and will continue to be part of ING Bank. Both transactions are expected to close in the second half of 2011 and are subject to approvals by certain stakeholders including various regulators.

In December 2009 ING announced the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC was previously included in the segment Insurance Asia/Pacific. The transaction is expected to be closed in 2011. The closing is subject to regulatory approval.
The above described disposals and ING Arrendadora S.A. de C.V. are expected to close in 2011 and will be deconsolidated in 2011 when ING loses control. They qualify as disposal groups held for sale at December 31, 2010 as ING expects to recover the carrying amount principally through the sale transactions. They are available for sale in their immediate condition subject to terms that are usual and customary for sales of such assets and the sales are highly probable.
For the years 2009 and 2008, see Note 30 of Note 2.1 to the consolidated financial statements.
RECENT DEVELOPMENTS
Developments in supervision and regulation
In 2010, agreement was reached at EU level on the introduction of a new supervisory structure for the financial sector. The new European architecture consists of the existing national authorities and the newly created European Systemic Risk Board (ESRB) and the following three European Authorities: Banking (EBA), Insurance and Occupational Pensions (EIOPA) and Securities and Markets (ESMA). These institutions are in place since January 1, 2011. Operational day-to-day supervision continues to be with national supervisors.
In September 2010, the Basel Committee on Banking Supervision announced a substantial strengthening of existing capital requirements and the introduction of two international liquidity standards. The proposed Basel III framework covers both microprudential and macro-prudential elements. The framework sets out rules for higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirements, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two liquidity standards. The Committee’s package of reforms will gradually increase the minimum common equity requirement from 2% to 4.5% as from January 1, 2013 (transition period from January 1, 2013 until January 1, 2017). In addition, banks will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to a minimum of 7%.
Furthermore, to avoid periods of excess aggregate credit growth, a countercyclical buffer within a range of 0% — 2.5% of common equity or other fully loss-absorbing capital, according to national circumstances, has been proposed. These capital requirements are supplemented by a non-risk-based minimum Tier 1 leverage ratio of 3%.
The Basel Committee’s reforms have introduced two international minimum standards for liquidity risk supervision with the aim of ensuring banks have an adequate liquidity buffer to absorb liquidity shocks. The first one is the liquidity coverage ratio (LCR; to be introduced on January 1, 2015), which is a test to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficiently high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The second one is a net stable funding ratio (NSFR; to be introduced on January 1, 2018), which is a test to promote resilience over a longer period by creating additional incentives for banks to fund their activities with more stable funding on an ongoing basis. The NSFR test is similar to the LCR except the period over which it is tested is one year.
Furthermore, in parallel to the workstream at international level, the European Commission is proposing a European Crisis Management Framework. In this framework different issues will be addressed, such as prevention tools and early intervention and final resolution mechanisms. ING generally supports the Basel Committee and European Commission reform programmes to strengthen the global capital and liquidity regulations and reduce market volatility. Notwithstanding, a number of proposals may hamper traditional retail-oriented institutions in their intermediary function, and thus reduce their ability to play their important role in the European economy. Further, the new rules still allow national regulators a measure of autonomy. For instance, the liquidity requirements assign relatively large powers to national regulators, which may affect the level playing field in the European Internal Market. Hence, the biggest challenge for policy makers and supervisors is to take a coordinated and unified approach. It is essential that supervisors and regulators across the globe adopt a more consistent and coordinated approach (e.g. while Europe is already introducing Basel III, Basel II is not yet fully applied in the US).
The regulatory agenda for insurance companies was dominated by the further development of Solvency II, which aims to introduce a modernised risk framework for insurance companies. Solvency II adopts a broad three pillar supervisory structure similar to Basel II, but with a fundamental difference in that a full Market Value

Balance Sheet (MVBS) approach and a full economic risk approach to measuring required capital (Economic Capital) have been proposed.
Solvency II may require fundamental shifts in product offerings, pricing and investment portfolio allocation, e.g. by making it far less advantageous to offer long-term investment guarantees. Whereas ING has always been, and remains supportive of the Solvency II framework, a number of issues have arisen during 2010 with regard to the development of the detailed implementing measures. To safeguard the (financial) stability of the insurance industry, the volatility of the Market Value Balance Sheet needs to be sufficiently recognised and addressed. Also, to ensure an international level-playing field, differences between solvency regimes need to be taken into account, e.g. by finding a solution for the treatment of third countries in Solvency II. Finally, rules originally designed for banking should not be automatically applied to the insurance industry.
What is more, in a white paper published in July 2010, the European Commission concluded that the existing differences between national Insurance Guarantee Schemes across the EU create insufficient and uneven levels of protection for insurance policyholders. Therefore, the Commission has suggested a minimum harmonisation directive requiring the establishment of an Insurance Guarantee Scheme as a last-resort mechanism in each Member State. Legislative proposals are expected in the second half of 2011.
Moreover, it is noted that a number of relevant changes in accounting regulations are being considered by the accounting standards bodies. These include proposed changes to accounting for financial instruments, loan loss provisions, hedges, insurance contracts, leasing and others. These changes may, both individually and collectively, be very important to banking and insurance companies, including ING. ING generally supports the efforts to improve and simplify the accounting regulations as well as the objective of international convergence.
Appeal against EC Decision
In January 2010, ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision of November 18, 2009. ING has requested the Court to annul the decision of the European Commission, insofar as it qualifies the core Tier 1 amendment (i.e. the agreement between ING and the Dutch State concerning a reduction of the repayment premium for the first EUR 5 billion tranche of core Tier 1 securities) as additional state aid (of EUR 2 billion), requires price leadership bans and/or imposes disproportional restructuring measures. The Dutch State also lodged an appeal with the General Court to contest the EC decision insofar as it qualifies the core Tier 1 amendment as additional state aid.
ING believes it is in the interest of all its stakeholders to use the opportunities provided by law to let the General Court review these elements of the EC’s decision. However, the appeal does not alter ING’s commitment to execute its restructuring plan as announced on October 26, 2009 and stands firmly behind its strategic decision to separate its banking and insurance operations and divest the latter. A Court decision is expected in 2011.
ING passes stress test CEBS
Together with 90 other EU-based financial institutions, ING was subject to the 2010 EU-wide stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank, and De Nederlandsche Bank. The objective of the 2010 EU-wide stress test was to assess the overall resilience of the EU banking sector and the banks’ ability to absorb further possible shocks on credit and market risks, including sovereign risks.
The stress test complemented the risk management procedures and regular stress testing programmes set up in ING under the Pillar 2 framework of the Basel II and Capital Requirements Directive (CRD) requirements. The results, announced in July 2010, confirmed that ING’s focus on the strengthening of its Bank’s balance sheet since the spring of 2009 has given it sufficient resilience to endure a stressful economic scenario.
Operational separation of ING Bank and ING Insurance
Throughout 2009 and 2010, ING worked towards a self-imposed deadline to separate its banking and insurance/investment management businesses at an operational level before the end of 2010. Project teams around the world were established to ensure an orderly separation process. The total separation costs incurred in 2010 amounted to EUR 85 million after tax. For 2011, these costs are estimated at around EUR 200 million after tax (excluding costs for rebranding).
In the first quarter of 2010, the separation process was kicked-off with a global inventory exercise. During this phase it was confirmed that the most challenges lay in Europe, in particular in the Netherlands. The most complicated issues related to IT, human resources, distribution and commercial agreements, as well as our capital structure. To facilitate the disentanglement process, all shared services, contracts, arrangements, co-

ownerships, cross-directorships, and all services provided and received (including those delivered by third parties) had to be analysed and either fully separated or covered in temporary or long-term service agreements.
By the end of 2010 a solution was created for most of the disentanglement projects. Consequently, from January 1, 2011, ING’s bank and insurance/investment management businesses became operationally separate under the ING umbrella. Where an interim solution has been put in place, such as critical IT or HR services, a degree of interrelationship remains, which is mitigated through (signed) contracts and ring-fencing measures. In a limited number of instances, where these measures were not feasible due to high costs or time constraints, a documented exception was formalised. By the end of 2011, most interim solutions and documented exceptions that enabled operational separation will be replaced by permanent solutions; thus turning the operational separation into a full separation.
Where the resolution of a specific disentanglement project is expected after 2011 a long-term service agreement will be put in place. The outcome of a small number of projects depends on the details of the actual transaction(s). Hence, the implementation of these projects will be delayed until such details are available. The implementation of local end-state solutions as well as both the local temporary and long-term service agreements will be managed by the respective business units. Throughout ING, a new governance structure has been inaugurated to ensure that the to-be separated units operate at arm’s-length. ING Bank and Insurance/Investment Management will continue to work together for commercial purposes. The bank will continue to sell insurance/investment management products, and the insurer/investment manager will continue to use bank services. Terms and conditions of this cooperation have been formalised and brought at arm’s length.
Over the course of 2010, the vast majority of support functions were moved to the bank and the insurer/investment manager respectively. The activities that will remain at Group level until the completion of the separation process are those that relate to our responsibilities to shareholders. These include support functions which are vital to comply with material legal and regulatory requirements, and/or to ensure effective and efficient execution of Group control. Consequently, both businesses have their own head office, with their own corporate support functions from January 1, 2011.
With the operational separation thus formalised, our attention has shifted to the next step: how to actually separate our businesses and execute the divestment process. Building on an analysis of market and regulatory conditions, we formulated a base case scenario. While the option of one initial public offering (IPO) remains open, ING will prepare itself for a base case of two IPOs: one Europe-led IPO (including our activities in Asia) and one separate US-focused IPO. Hence, ING will in 2011 proceed with the operational disentanglement of its US and European/Asian Insurance/Investment Management operations.
More information on this matter and the envisaged end-state of the businesses after completion of the divestment process is included in the Group Strategy section.
GROUP STRATEGY
ING reached an important milestone in 2010 by formalising the operational separation of its banking and insurance/investment management operations in preparation for a full split of both businesses. The Group is concentrating on creating strong standalone businesses and repurchasing the remainder of the core Tier 1 securities issued to the Dutch State when prudent and possible. At the heart of the strategic redirection lies a strong resolve to earn trust. ING therefore aims at building sustainable, long-lasting client relationships based on operational excellence, sound business ethics and good corporate citizenship.
ING Bank will build on its global presence and international network and capitalise on its leadership position in gathering savings, multi-channel distribution, simple propositions and marketing. It will focus on customer centricity, operational excellence, and top employment practices. Although the option of a single initial public offering (IPO) remains open, we intend to realise the divestment of our insurance and investment management operations through two IPOs. The Europe-led insurance business (including our activities in Asia) will combine the cash generation ability of the Benelux with the attractive growth markets of Central Europe and Asia. The US-focused business will build on its Retirement Services and Life Insurance franchises. We are still exploring strategic options to determine the future of the insurance business in Latin America.
ING Group’s priorities: create strong businesses and ensure repayment of the Dutch State
2010 marked a significant turning point for ING. After two difficult years during which the global financial crisis had its impact on the company, we managed to structurally improve our operating and commercial performance while successfully executing the disentanglement of our banking and insurance/investment management operations. As the operational separation of the bank and the insurer/investment manager has been formalised

(as of January 1, 2011), they now operate at arm’s-length from each other. We have thus achieved a first important milestone in the implementation of the Group’s strategic decision to move towards a complete separation of both businesses, which was announced in October 2009 in recognition of the need to regain trust through increased transparency and simplicity.
Going forward, ING Group strives to create strong independent businesses and make certain that the interests of all ING businesses are equally served. In addition, assuming favourable economic conditions and availability of excess capital, the Group will concentrate on repurchasing the remaining core Tier 1 securities issued to the Dutch State. Moreover, in 2010, we determined a base case divestment scenario for the insurance and investment management operations, which is further outlined below.
In future, the bank and the insurer/investment manager will continue to work together for commercial purposes on an arm’s-length basis. Hence, on the one hand, ING Bank will continue to sell ING Insurance/Investment Management products and, on the other hand, ING Insurance will continue to use ING Bank services. The bank and the insurer/investment manager will, however, develop their own organisations, building on their own culture and strategy. The strategic direction of the individual businesses is further explained below. We are striving to ultimately complete the divestment process before the end of 2013, and sooner whenever market circumstances are appropriate, and conduct it with the utmost diligence to protect stakeholders’ interests and optimise shareholder value.
Earning trust and increasing customer centricity in both banking and insurance
The financial crisis has demonstrated that the licence to operate for any financial institution is to be trusted by its stakeholders, in particular its customers. At the heart of the strategic redirection of ING Group thus lies our strong resolve to earn trust. By separating our banking and insurance operations, we will build more agile, simple and customer-centric businesses. Obviously, earning and maintaining trust is a challenging task at any time, but this is even more difficult in the current environment. After all, the financial crisis has fuelled a demand for greater simplicity and transparency.
In addition, prudential supervision and regulation are being tightened. Meanwhile, competition in financial markets continues to be strong, so efficiency remains imperative. In earning the trust of our customers, our employees are a very valuable asset. ING is therefore encouraging its employees to build sustainable, long-lasting client relationships based on operational excellence, sound business ethics and good corporate citizenship (see ‘Human Resources’ for more information on these efforts). The operating leverage in this is obvious. For only a company pursuing a strategy focused on winning the hearts and minds of its customers, employees and other stakeholders, will achieve satisfactory financial performance for its shareholders.
Therefore, our Business Principles clearly prescribe the corporate values we pursue and the responsibilities we have towards society and the environment: we act with integrity, we are open and clear, we respect each other and we are socially and environmentally responsible. In addition, we have decided to increasingly embed two-way stakeholder exchange as an integral part of the overall strategy of both our banking and our insurance businesses. This means that we actively seek a continuous dialogue with our customers and other stakeholders on their demands regarding our products, services, business performance and/or other issues. This also includes efforts to more pro-actively and systematically measure and monitor customer satisfaction, as we want our customers to recommend ING to their friends, family, colleagues and peers. Hence, we are introducing Net Promoter Score in all our businesses across the globe.
Furthermore, we have taken significant steps to ensure that every customer gets the right products and services, via the right distribution channels, and at the right prices or returns. Therefore, we are evaluating our entire product portfolio and product approval procedures based on sharpened criteria for good customer care. Importantly, financial education — an essential pillar of our corporate responsibility — is embedded in our business strategy through tools and initiatives to improve the financial capabilities of our customers.
All in all, we are convinced that the changes we have set in motion will make us a stronger company and partner for our stakeholders that is better able to anticipate and address emerging issues. With a clearer focus on customer needs as the anchor of our business operations, we are not only building businesses that are financially sound and viable, but that also have the potential to become the supplier of choice for our customers.
Completing the separation of the Bank and the Insurer/Investment Manager
The operational separation of ING Bank and ING Insurance/Investment Management under the ING Group umbrella has been finalised. With the operational separation in place, ING is ready to move towards the next phase, including the full preparation for one or more transactions.

Although the option of a single public offering remains on the table, we have determined the base case divestment scenario for our insurance and investment management operations as follows:
•	One separate public offering of our combined insurance operations in Europe and Asia, which rely on our solid cashgeneration ability in the Benelux, and attractive growth opportunities in Central Europe and Asia.

•	One separate public offering of our leading US franchise in life insurance and retirement services.
We are still exploring strategic options to determine the future of the insurance business in Latin America. The preference for two public offerings is driven by a number of factors. Firstly, such a scenario would facilitate optimal alignment of the timing and order of execution with the market environment in Europe and the US respectively. In addition to this increased flexibility, our preference for a two-IPO scenario relates to the uncertainty caused by the divergence in solvency regulations in the EU and the US, which will likely place European insurance companies with a presence in the US at a disadvantage vis-à-vis local US competitors. Lastly, a separate public offering of the US insurance operations is expected to improve the overall proceeds of the divestments, as US investors are generally more familiar than European investors with the US business (including variable annuities) and its valuation than European investors, given the existence of listed companies with similar business profiles in the US. The actual timing of the anticipated transactions will depend on market conditions and commercial performance.
Shaping the future of our banking business
ING Bank aims to build a leading international retail, direct and commercial bank serving a broad customer base, comprising individuals, families, small businesses, large corporations, institutions and governments. It will build on its global presence and international network and capitalise on its leadership position in gathering savings, multi-channel distribution, simple propositions and marketing. The banking strategy has been developed with the changing regulatory environment in mind
The bank will remain based in the Benelux and predominantly focused on Europe with key positions in selected growth markets in Central Europe, Turkey and Asia. The bank is starting from a good base. It is one of the largest retail savings banks in the world with a strong funding base; its direct service model is low-cost and internationally renowned and it has an extensive international network, especially for globally operating clients. In the future, ING will serve consumers, corporate clients and institutions with one balance sheet, one consistent brand, one management structure and one support organisation.
The bank will focus on customer centricity, operational excellence, and top employment practices, while fully integrating its various banking business lines. We have developed a prudent approach for resource allocation, which will not only result in a smaller balance sheet, but also envisages boosting profit and reducing risk. To achieve this, a number of priorities have been defined. In order to ensure a stable deposit base and increase cross-sell and cross-buy opportunities, the bank will concentrate on becoming the preferred bank for its customers. This means that we want our customers and potential customers to consider ING first for all their financial requirements.
We will increasingly bring loan growth in line with deposit growth, particularly focusing on deposits with attractive liquidity characteristics (e.g. term deposits and savings accounts) and an increased weighting on long-term public debt. Mortgage growth will be managed in the context of the bank’s objectives with regard to deposit growth, and strengthening client relationships. In addition, the bank will seek to raise fee and commission income and originate higher yielding lending assets (e.g. consumer finance and mid-corporate lending), while reducing low yielding investments. This will include a diversification of asset classes in some regions, and efforts to further build commercial capabilities. Lastly, given regulatory changes and the desire to strengthen the funding base, the bank will adapt its asset-only strategies (e.g. in businesses like Structured Finance, Real Estate Finance, Lease) and mono-client businesses.
Shaping the future of our insurance business
As already mentioned, the future independence of ING Insurance/Investment Management is to be realised through two public offerings: a Europe-led IPO with solid cash flow combined with strong growth positions in developing markets; and a US-focused IPO with a leading franchise in retirement services.
The Europe-led business will combine the cash generation ability of the Benelux with the attractive growth markets of Central Europe and Asia. It will thus have an attractive growth profile in comparison with its life insurance peers. The US-focused business will build on its strong Retirement Services and Life Insurance franchises, focus on the run-off of the closed variable annuities block, and restore profitability.

In preparing for the public offerings, ING Insurance will concentrate on further improving operational performance and building strong management teams. Moreover, it intends to sharpen its strategic direction, strengthen the capital base, improve investment results and review IT and procurement procedures. The product portfolio will be managed in an integrated way with a particular focus on capital consumption, e.g. through significantly reduced sales of variable annuities products and improved hedging capabilities. To enhance commercial performance, we will strengthen and further diversify our distribution capabilities (including tied agents, bank distribution, and direct distribution). The three key elements in improving performance include improving margins, containing costs and pursuing select growth opportunities to create strong global Insurance businesses, ready for IPOs ultimately by 2013.
Repayment of the Dutch State
In December 2009, ING repurchased the first half of the core Tier 1 securities of EUR 5 billion plus a total premium of EUR 605 million. Furthermore, at the next coupon reset date on May 13, 2011, ING intends to exercise its option for early repurchase of EUR 2 billion of the remaining core Tier 1 securities. The total payment in May 2011 will amount to EUR 3 billion and includes a 50% repurchase premium. ING will fund this repurchase from retained earnings. Provided that the strong capital generation continues, ING intends to repurchase the remaining EUR 3 billion of the core Tier 1 securities ultimately by May 2012 from retained earnings. The final decision on repurchase of these core Tier 1 securities will be made before the envisaged repayment date and will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances.
Conclusions and ambitions
With the operational separation of the banking and insurance/investment management operations completed in 2010, ING Group is now able to focus on creating more agile and customer-centric businesses and repaying the Dutch State. To earn trust, we will build the future of our businesses on sustainable profit based on sound business ethics and good corporate citizenship. We will continue along the path of intensifying our dialogue with our customers and other stakeholders on our products, services, business performance and/or other issues, as we consider it our responsibility to provide every customer with the right products and services, via the right distribution channels, and at the right prices or returns.
ING has the ambition to repay the Dutch State in full as soon as possible and intends to realise the divestment of its insurance and investment management operations through two public offerings. Looking at the future, ING bank has a promising starting position as a leading retail, direct and commercial bank. It aims to become the preferred bank for its customers and will focus on customer centricity, operational excellence, and top employment practices. While moving towards the public offerings of a Europe-led and a US-focused business, ING Insurance will initially concentrate on further improving its operational performance.
CORPORATE GOVERNANCE
Legislative and regulatory developments
On January 1, 2010, the Dutch Banking Code (Code Banken) became effective. For more information reference is made to the paragraph “Corporate Governance Codes”. On July 1, 2010, the bill on shareholders’ rights (wet aandeelhoudersrechten) came into force. The relevant provisions of this bill will apply for the first time at the 2011 annual General Meeting. In addition, several legislative proposals are under discussion in or were adopted in 2010 by the Lower House of the Dutch Parliament, or are under discussion in the Upper House of the Dutch Parliament. It concerns, among others things, the bill on revision and claw back of executive bonuses and profit-sharing of directors and the bill on management and supervision. If enacted, these legislative proposals may affect ING Group.
Transactions with the Dutch State
On November 12, 2008, ING Group issued one billion core Tier 1 securities (“Securities”) for a total consideration of EUR 10 billion to the Dutch State. Following the repurchase of 500 million Securities on December 21, 2009, another 500 million Securities representing EUR 5 billion remain outstanding. The Securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting. The financial entitlements of the Securities are described in the Note 33 of Note 2.1 to the consolidated financial statements. On January 26, 2009, ING Group reached an agreement with the Dutch State regarding the Illiquid Asset Back-up Facility (“IABF)”. During 2009, ING Bank N.V. issued various series of debt instruments under the 2008 Credit Guarantee Scheme of the Dutch State (‘Bonds’), for the first time on January 30, 2009. As part of these transactions, certain arrangements with respect to corporate governance and remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million Securities, as long as the IABF remains in place or any of the Bonds is outstanding (whichever expires last). These arrangements entail that the Dutch State may recommend two candidates

(‘State Nominees’) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Nominees (these decisions are specified in the section on the Supervisory Board on page 66). Furthermore, in line with these arrangements a sustainable remuneration policy for the Executive Board and Senior Management was introduced in 2010, which continues certain specific arrangements in relation to the remuneration of members of the Executive Board.
Shareholder participation and position of ING Trust Office
During the years 2007-2010, participation of shareholders, excluding the ING Trust Office, and depositary-receipt holders in annual General Meetings consistently increased from 36.7% to 41.3%. Only the extraordinary General Meeting of November 25, 2009 showed a deviation from this trend with a markedly lower turnout of 31.1%. In view of the above, the Executive Board and the Supervisory Board evaluated the position of the ING Trust Office and ING Group’s depositary-receipts structure, the outcome of which was discussed in the 2010 annual General Meeting. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary-receipts structure in 2010 and that it would be more appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved in the 2009 extraordinary General Meeting.
CORPORATE GOVERNANCE CODES
Compliance with the Corporate Governance Code
For its corporate governance structure and practices, ING Group uses the Corporate Governance Code as reference. The Corporate Governance Code can be downloaded from the website of the Monitoring Commission Dutch Corporate Governance Code (www.commissiecorporategovernance.nl/Corporate Governance_Code). from the application of the Corporate Governance Code in 2010 is described in the publication ‘ING’s implementation of the Dutch Corporate Governance Code’, dated April 2010, on the website of the Company (www.ing.com), which is to be read in conjunction with this section and is deemed to be incorporated into this section.
Dutch Banking Code
The Banking Code is applicable to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). The principles of the Banking Code are considered as a reference by ING Bank N.V. and their application is described in the publication ‘Application of the Dutch Banking Code by ING Bank N.V.’ on the website of the Company. However, ING Group voluntarily applies the principles of the Banking Code regarding remuneration with respect to the members of its Executive Board, and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and Senior Management is in agreement with these principles. The remaining principles of the Banking Code are not considered as a reference for ING Group’s own corporate governance, although the application thereof by ING Bank N.V. and its subsidiaries will be reflected to a certain extent in ING Group’s own corporate governance structure and corporate governance practices.
NYSE Requirements
For an overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies, see “Item 16G. Corporate Governance”. The summary of such significant differences is also available on the website of ING Group (www.ing.com).
CORPORATE ORGANIZATION
ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance are responsible for the day-to-day management of the Group and its business lines (Retail Netherlands, Retail Belgium, ING Direct, Retail Central Europe, Retail Asia, Commercial Banking, Real Estate, Insurance Benelux, Insurance Central and Rest of Europe, Insurance US, Insurance US Closed Block VA, Insurance Latin America, Insurance Asia/Pacific and ING Investment Management). For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.
Business Lines
The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board Banking and the Management Board Insurance. Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and result before tax by business line for the years ended 2010, 2009 and 2008.
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
RETAIL NETHERLANDS
ING combined ING Bank and Postbank under the ING brand in the first quarter of 2009. This combination services over 8,1 million retail clients and approximately 600,000 SME clients. The new bank has improved customer service by combining the direct banking model of Postbank with the professional advice capabilities of ING Bank.
Retail banking reaches its individual customers through internet banking, telephone, call centers, mailings and branches. Using direct marketing methods, it leverages its position as a leading provider of current account services and payments systems to provide other financial services such as savings accounts, mortgage loans, consumer loans, credit card services, investment and insurance products. Mortgages are offered through a tied agents sale force and direct and intermediary channels.
ING Bank Netherlands operates through a branch network of over 250 branches. It offers a full range of commercial banking activities and also life and non-life insurance products. It also sells mortgages through the intermediary channel.
As part of the Restructuring Plan and the EC Decision of 18 November 2009, ING has committed to carve out part of its retail banking business: WUH/Interadvies (WUB). WUB is commercially and operationally separated from ING Bank as per 18 November 2010. WUB is active in mortgages and consumer lending and is currently introducing consumer savings products.
RETAIL BELGIUM
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
ING DIRECT
ING Direct is a direct banking business, which is an important part of ING’s international retail strategy. The strategy of ING Direct is to be a low-cost provider of financial services in large, mature markets by offering clients simple and transparent products and excellent service via call-centres, direct mail and the internet. The main products offered by ING Direct are saving accounts and mortgages. Payment accounts are offered in all countries except the UK. ING Direct also sells a focused range of financial products such as mutual funds, e-brokerage and pensions. ING Direct’s direct banking business is active in nine countries: Canada, Spain, Australia, France, the United States, Italy, Germany, Austria and the United Kingdom and as of the end of 2010, provides services to almost 24 million customers.
ING Direct showed resilient commercial growth in 2010 bringing the total client balances (includes funds entrusted, retail lending and asset management/mutual funds) to EUR 398 billion at the end of December. ING Direct is focusing on maintaining an attractive customer offering in savings and term deposits while continuing to balance its mortgage portfolio growth. At year-end 2010 total funds entrusted to ING Direct worldwide amounted to EUR 238 billion and total retail lending amounted to EUR 148 billion.

ING remains committed to the ING Direct franchise, which ING expects to be an important contributor to ING’s growth going forward.
RETAIL CENTRAL EUROPE
Retail Central Europe has a leading presence in Poland and strong positions in Romania and Turkey. It operates full-service banks in all three, combining retail and commercial banking products and services for its customers. These banks are also striving to become the customer’s preferred bank through operational excellence, customer centricity and being a top employer. In 2010, ING Bank Slaski continued to modernise its branch network and optimise customer services by closer integration between its call centre, internet and branches. In Romania, ING has achieved its ambition to become the country’s most preferred bank, serving over one million customers. ING Bank Romania made further progress in internet banking, in which it is a leader in terms of transaction numbers. Turkey is an important growth market for ING, and ING Bank Turkey completed various initiatives throughout 2010 to support its ambition to be the preferred bank for Turkish consumers. With 1.2 million customers, the bank is concentrating on improving customer service and offering ‘smart products’ serving specific customer needs that differentiate ING from its principal competitors.
RETAIL ASIA
Retail Banking has a leading presence in the important Asian markets of India, China and Thailand. ING Vysya, in which ING has a 44% stake, serves over two million customers and is striving to increase its market share in the rapidly growing Indian banking market. TMB Bank, in which ING has a 30% stake, and is growing in both its Retail and Commercial banking businesses. Bank of Beijing (BoB) — in which ING is the largest single shareholder (16.7%) — is continuing its rapid growth in volumes and profits. BoB is the largest city commercial bank in China. In 2010, ING decided to renew the strategic alliance with BoB for a further five years (until 2015). As an extension to its strategic partnership, ING and BoB also signed a second five-year Technical Assistance Agreement in 2010. As with all other banking business units, Retail Asia is working hard to become the customer’s preferred bank by focusing on operational excellence, customer centricity and being a top employer.
COMMERCIAL BANKING (EXCLUDING REAL ESTATE)
Commercial Banking offers core banking services such as lending and payments and cash management to corporate clients in more than 40 countries. It also provides tailored solutions in areas including corporate finance, structured finance, commercial finance, equity markets, financial markets and leasing. Clients range from medium-sized and large companies to major multinationals, as well as governments and financial institutions.
Throughout 2010, Commercial Banking focused investments and resources on achieving its “Fitter, Focused, Further” strategic goals: namely, to develop key market and product positions, improve client satisfaction by implementing client-centric initiatives, reduce costs and enhance operational excellence. It maintained its positions as No 1 bank in the Benelux and top 5 bank in its core Central & Eastern Europe markets, and demonstrated a leading and highly profitable financial markets franchise in developed and emerging markets. Commercial Banking’s Structured Finance arm achieved its aim to be a top 10 player globally, as measured by ranking in the top 10 in various locations as a Mandated Lead Arranger (MLA) by number of deals.
Managing risk and costs remained key priorities for Commercial Banking in 2010. Risk costs fell significantly as a result of a resilient high-quality portfolio and better risk management. Commercial Banking’s exposure to real estate was also steadily reduced.
Volumes in the Lending business remained under pressure in 2010 due to low demand, as companies continued deleveraging across key geographic and business markets.
PCM saw a large increase in outstanding balances in 2010, but the benefits were offset to some degree by lower margins due to low market interest rates. Other significant developments during the year included an increase in payment transactions compared to the previous year. ING is the market leader in payments processing in the Netherlands and a large player in Belgium.
Structured Finance, ING’s specialised commercial lending business, continued to grow in 2010. Revenues were supported by margins that held up relatively well.
Leasing & Factoring’s 2010 results showed a strong improvement on 2009, driven by a combination of stable volumes overall, higher margins, reduced risk costs and an excellent performance by ING Car Lease, which benefited from a sustained recovery in the second-hand car markets and an increasing order book from major corporate customers. Although the overall European leasing market shrunk by around 30% from 2008 to 2010 due to the economic downturn, Leasing & Factoring has maintained its market position in its core markets.
After a record year in 2009, income from Financial Markets trended downwards in 2010, but it was still FM’s second best year on record. Client flows remained strong, but margins fell to lower levels. Revenues in developed markets were negatively impacted due to the sovereign debt crisis and the weaker client flows that the crisis caused. In combination with lower volatility, the crisis also significantly decreased flow trading.
Despite the subdued market conditions, ING continued to win some transformational mandates. An example was ING’s joint bookrunner role in Deutsche Bank’s EUR 10.2 billion rights issue, the largest rights issue ever for a German financial institution and the largest European equity issue to date. Commercial Banking also acted as mandated lead arranger and bookrunner on a EUR 1.2 billion syndicated facility for French mobile phone company SFR; Commercial Banking and ING Direct joined forces to share a final position in the facility of EUR 135 million. These deals illustrate that cross-selling is an integral part of ING’s client offering and that businesses can work closely together to deliver highly tailored solutions to ING’s clients.
Despite the challenging environment, 2010 was an excellent year for Commercial Banking. Although critical investment expenses were up, risk costs dropped significantly. Commercial Banking made solid progress in realising its goals and achieving leading market positions in selected geographies and products. Within the overall banking organisation, Commercial Banking intends to further develop its winning formula to help ING Bank realise its ambition to become the preferred bank for customers. It will do this by adopting a number of operational and strategic measures, including better leveraging its international network to benefit clients and enhancing its focus on customers, employees and operational excellence.
REAL ESTATE
ING continued to steadily reduce its exposure to real estate. ING Real Estate Finance (REF) successfully weathered the adverse environment, following prudent property financing for the last five years. ING Real Estate Development (RED) continued to reduce its risk and capital exposure. RED intends to concentrate on its core markets in the coming years and gradually reduce its development portfolios in non-core markets.
INSURANCE BENELUX
ING continued to make solid progress in becoming the most efficient and customer centric large insurance company in the Benelux. In the Netherlands and Luxembourg, a new 10 year distribution agreement with ING Bank was concluded as part of ING Benelux’s initiatives undertaken during the year to prepare for the operational separation of Banking and Insurance at ING Group by January 2011.
In the Netherlands, the wider transformation of ING’s insurance businesses is well underway. Operational costs reduced towards benchmark level and the integration of businesses towards new market-oriented business units showed first evidence of customer centricity. The launch of the revitalized Nationale-Nederlanden brand reflecting market developments and customer sentiment was well received. Blue prints for the new organization were approved and the roadmap for optimizing the distribution mix constructed.
ING’s life insurance products in the Benelux consist of a broad range of traditional, unit-linked and variable annuity policies written for both individual and group customers. ING is also a prominent provider of (re-insured) company pension plans in the Netherlands. ING has a dedicated team to develop and grow its variable annuity business across Europe, servicing own and third party distributors in Luxembourg, Spain, Hungary, the Netherlands, Italy and Belgium.
ING Benelux’ non-life products, mainly in the Netherlands, include coverage for both individual and commercial/group clients for fire, motor, disability, transport and third party liability. Nationale-Nederlanden has also a central product manufacturing service for property & casualty insurance, which has developed products for ING Bank in Belgium and ING Bank in the Netherlands. ING offers a broad range of disability insurance products and complementary services for employers and self-employed professionals (such as dentists, general practitioners and lawyers).
INSURANCE CENTRAL AND REST OF EUROPE
ING’s life insurance products in (Central) Europe consist of a broad range of traditional, unit-linked and variable annuity policies written for both individual and group customers. The operating companies in these countries have tailored their insurance products, investment and pension fund services for certain target markets and distribution channels. In some countries, Group policies are designed to fund private pension benefits offered by a wide range of businesses and institutions as a supplement to government provided benefits. ING is also a prominent provider of mandatory and voluntary pension funds.
For Insurance Central and Rest of Europe, tied agents are the main distribution channel. It continues to enhance the effectiveness of its tied agents’ sales: giving customers professional advice and service. Besides, ING continues to strive towards a multi-distribution approach, especially with banks and brokers as additional channels.
Remaining the region’s market leading life insurer and pension provider is an important goal towards building a sustainable growth engine. ‘Sustainable’ indicates that it is meant for long-term success in the market. This means Insurance Central and Rest of Europe has to deliver good value-for-money to customers, good margins for shareholders, as well as, meet today’s and tomorrow’s compliance and risk requirements.
INSURANCE UNITED STATES (EXCLUDING US CLOSED BLOCK VA)
ING Insurance US (“ING US”) offers life insurance, retirement services (primarily defined contribution plans), fixed annuities, mutual funds, broker-dealer services and institutional financial products in the United States. ING US currently operates three core businesses: Retirement Services, Individual Retirement and Individual Life.
In 2010, the focus for ING US was on preparing the organization for separation from the global Banking operation and on preparing for a US-focused IPO. ING US efforts were directed at strengthening its capital position, improving operational results, managing administrative expenses and bolstering its leadership positions in its retirement services and life insurance businesses. To prepare for a successful US-focused IPO, ING US will focus on three key priorities in 2011: sales growth, expense management and improving investment margins.
Retirement Services offers a broad range of retirement solutions to all sizes and types of employers corporations, public and private school systems, state and local governments, hospitals and healthcare facilities, and not-for-profit organizations. It serves the full spectrum of the US market from pure recordkeeping services to fully bundled plan management and investment offerings. Retirement Services is the third largest provider of defined contribution (DC) retirement plans in the US based on assets under management and administration, the second largest based on the number of plan participants and the largest based on the number of retirement plans managed. ING US has a leadership position in delivering high-quality service and developing long-lasting, trusted relationships with distribution partners, retirement plan sponsors and their employees.
The vision of ING US is to be the leader in helping individuals and institutions grow, protect, and enjoy their wealth. As part of that strategy, ING US formed a new product line in 2010 — Individual Retirement — to focus on meeting the financial and retirement income needs of individuals. Individual Retirement offers a variety of products including rollover annuities that are part of a broad suite of simple, lower cost, lower risk investment vehicles. Individual Retirement also provides the Rollover IRA (individual retirement account, essentially an individually established defined contribution retirement fund) which is expected to be the fastest growing segment of the US retirement market. Individual Retirement will also leverage the capabilities of its affiliated broker-dealer, ING Financial Partners, to provide holistic advice and guidance to individuals over the phone or face-to-face. These products and services are aimed at capturing the growth opportunity that lies within the rapidly expanding market for retirees and people changing jobs.
Individual Life manufactures a range of products from low cost term in the middle market up through high end universal life (UL) sales in the affluent markets. The business has a strong multi-channel sales team with the breadth to touch every licensed life insurance agent in the US. It has over 80,000 independent producers and 1,500 intermediaries under contract or appointment. Its distribution organization boasts a best-in-class sales support and illustration system. This model has allowed Individual Life to create significant scale, become a top 5 writer of individual term life insurance, and develop into a major writer of permanent life insurance. Individual Life also distributes fixed annuities, including fixed index annuities as key product offering.
In order to focus on its core businesses, ING US is allowing the Institutional Financial Products business to reduce in size over time. This business line issues guaranteed investment contracts and funding agreements, which are primarily sold to institutional investors and corporate benefit plans, in support of a spread lending business.

INSURANCE US CLOSED BLOCK VA
From October 1, 2010, ING implemented a number of key changes with regard to the US Closed Block VA business to increase transparency, improve reserve adequacy, reduce earnings volatility, and to bring accounting and hedging more into line with US peers as the company prepares for a potential US-focused IPO. As part of these changes, ING began to report the US Closed Block VA business as a separate business line within ING Insurance/IM to improve transparency for both the Closed Block and ongoing businesses.
ING US Closed Block VA consists of variable annuities issued in the US that are primarily owned by individuals and were designed to address the demand for tax-advantaged savings, retirement planning, and wealth-protection. These annuity contracts were sold in the US, primarily through independent third party distributors, including wirehouses and securities firms, independent planners and agents and banks. The management of the US Closed Block VA continues to assist existing individual annuity contract-owners invest their savings, manage their investments, and plan their financial future through asset accumulation and annuity payout options. With over 500,000 contract-owners and over USD 46 billion in assets under management, US Closed Block VA seeks to provide clients with strong customer service and financial security.
US Closed Block VA continues to share resources with ING US to leverage scale and capacity of administrative systems and product competencies.
INSURANCE LATIN AMERICA
ING Insurance has operations in six Latin American countries — Mexico, Chile, Colombia, Peru, Brazil and Uruguay. ING’s businesses are largely focused on pension and life insurance (with the exception of Brazil). ING also has banking operations in select countries. ING serves approximately 9.7 million customers and manages EUR 51 billion of assets. It also owns a 36% stake in Sul America the largest independent insurance company in Brazil, which serves an additional 6.3 million customers, primarily in the health and auto insurance segments. ING’s Latin American businesses employ 6,900 people (excluding Brazil).
ING is the third largest private pension fund manager in Latin America as measured by assets under management: ING is no.2 in Peru, no.2 in Uruguay, no. 3 in Mexico and Chile and no. 5 in Colombia. ING is a leading life insurance company in the region with life insurance businesses in Chile, Peru and Brazil.
ING is the no.1 life insurance company in Chile as measured by AUM. ING also has a minority stake in a leading life insurance business in Peru. In Brazil, ING participates in the life insurance business through SulAmerica.
Roll-out of Wealth Management initiative across Latin America continues, this is a key source of earnings growth in the medium to long-term timeframes. During 2010 Mexico launched its Mutual Fund business, Chile, Colombia and Peru started late 2009.
Strong leadership, top talent development and effective communication, appropriate reward based on performance, a winning performance culture and social responsibility (as evidenced by our regional partnership with the Happy Hearts Foundation) are all key to creating a highly committed staff that is critical to executing the strategy and helping ING maintain a clear competitive advantage.
INSURANCE ASIA/PACIFIC
ING Insurance Asia/Pacific (“IAP”) is a leading provider of life insurance products and services. It is a leading international life insurer in the region, with nine life operations in seven markets. IAP has flagship operations in the mature and larger markets of Japan and South Korea, operates a dominant business in Malaysia, and is well positioned to secure an increasing share of future growth in the large and emerging markets of China, Hong Kong, India and Thailand, which are also among the fastest growing in Asia.
The Bank of Beijing replaced Beijing Capital Group as ING’s joint venture partner in ING Capital Life Insurance Company Limited and the company was renamed ING-BoB Life Insurance Company Limited, effective 1 July 2010. In the third quarter of 2010, ING Malaysia in conjunction with Public Bank Berhad and Public Islamic Bank Berhad received approval for a Family Takaful license from the Bank Negara Malaysia.
The IAP regional office in Hong Kong leads, controls and supports all IAP business units in the region, ensures implementation of strategy and standards and facilitates regional and global synergies.

The business units of IAP offer select types of life insurance, wealth management, and retail products and services. These include annuities, endowment, disability/morbidity insurance, unit linked/universal life, whole life, participating life, group life, accident and health, term life and employee benefits. In Hong Kong non-life insurance products (including medical, motor, fire, marine, personal accident and general liability) are also offered.
The core traditional distribution network of tied agents, career agents and financial advisors is increasingly complemented by alternative distribution channels including bancassurance, brokers, worksite and direct marketing as well as online distribution.
ING INVESTMENT MANAGEMENT
ING Investment Management (IIM) is a leading globally coordinated asset manager. As of December 31, 2010, IIM manages approximately EUR 387 billion of assets for institutions and individual investors worldwide, and IIM serves as the principal asset manager of ING Group. With over 3,600 employees and an investment presence in 34 countries across the Americas, Asia-Pacific, Europe and the Middle East, IIM provides its clients with access to domestic, regional and global investment solutions.
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
A large number of national, regional and global bodies have presented in 2010 views and proposals of possible legislative and regulatory changes for the banking, insurance and investment industry, building on proposals in the previous years such as the 2009 Report by the High-Level Group on Financial Supervision in the EU chaired by Mr Jacques de Larosière. On the issue of supervisory architecture we have seen in 2010 the agreement on the establishment of three European supervisory agencies for each of the financial sectors and one Systemic Risk Board. The three European agencies replace the so-called Level 3 committees (CEBS, CESR and CEIOPS) and will have a broader mandate to directly influence supervision, which in itself will remain with local supervisory authorities. These new European bodies have established and started their mandate on 1 January 2011. The Systemic Risk Board will start working on detecting risks building up in the financial sector and the economy as a whole. In addition to changes to the regulatory architecture, significant changes to capital and liquidity standards were agreed and also on topics such as remuneration various national and international bodies have issued guidelines that need implementation.
In addition, a variety of proposals on a global level, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision, as well various regional or national entities are expected to have a significant impact on the way financial institutions will operate going forward. In the US the adopted Dodd-Frank Act will have a significant effect on the regulatory framework governing the US financial sector, as discussed further below. As various parts of the Dodd-Frank Act will require further rule making it is not yet possible to assess fully the impact the Dodd-Frank Act will have on financial institutions such as ING. The aggregated impact and possible interaction of these proposals is hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has not stood silent and has also taken initiatives by means of guidelines and forms of self regulation. A prime example of this is the Banking Code as established by the Dutch Bankers’ Association, which entails a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks will have to apply on a comply or explain basis. In 2010 the Association of Dutch Insurers followed suit and developed their own Code reflecting similar topics. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management. The latter discussion could have a significant impact on business models and capital structure of financial groups.
Financial institutions continue to be closely scrutinized by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or alleged failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies. Over the past years ING has significantly increased its Compliance efforts, including a major staff increase, amendment of key policies and guidelines and the international rollout of several programmes for education, awareness and monitoring of compliance issues.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present, these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.
ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. In connection with that review and related discussions, ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank remains in discussions with authorities in the US and in other jurisdictions concerning these matters, including ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations. It is currently not feasible for ING Bank to determine how the ongoing investigations may be resolved or the timing of any such resolution, nor to estimate reliably the possible amount, of any resulting fines and/or penalties, if any, which could be significant.
In the U.S., the Dodd-Frank Wall Street Reform and Consumer Protection Act, which became law on July 21, 2010, creates a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the US financial system and recommending a framework for substantially increased regulation of systemically significant financial services firms (a “Systemically Significant Company”), including large, interconnected bank holding companies and systemically important nonbank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-US companies. If ING or its US operations, or any part thereof, were designated as such a Systemically Significant Company, then ING and its subsidiaries would be supervised by the Federal Reserve Board and would be subject to heightened prudential standards, including minimum capital requirements, liquidity standards, short-term debt limits, credit exposure requirements, management interlock prohibitions, maintenance of resolution plans, stress testing, and restrictions on proprietary trading. Failure to meet the requisite measures of financial condition applicable to a Systemically Significant Company could result in requirements for a capital restoration plan or capital raising; management changes; asset sales; and limitations and restrictions on capital distributions, acquisitions, affiliate transactions and/or product offerings. We cannot predict whether ING or the US operations will be designated as a Systemically Significant Company. In addition, Dodd-Frank also imposes a number of other requirements, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information—Risk Factors— We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”.
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
The European Commission, jointly with Member States,is carrying out a fundamental review of the regulatory regime of the insurance industry; the Solvency II project. Solvency II will introduce economic risk-based solvency requirements across all EU Member States. These new solvency requirements will be more risk-sensitive and more sophisticated than in the past, thus enabling a better coverage of the real risks run by any particular insurer. Also, Solvency II will introduce new governance requirements and requirements relating to supervisory reporting and disclosure. The European Parliament adopted and approved the Solvency II directive (level 1 text) on April 22, 2009. As regards the level 2 text (interpretations by CEIOPS) and level 3 text (interpretations by local regulators/guidance), the work is steadily advancing. Member States are required to apply Solvency II from January 1, 2013
Americas
United States
ING Group’s United States insurance subsidiaries are subject to comprehensive and detailed regulation of their activities under U.S. state and federal laws. Supervisory agencies in various states have broad powers to grant or revoke licenses to conduct business, regulate trade practices, license agents, approve policy forms and certain premium rates, set standards for capital and reserve requirements, determine the form and content of required financial reports, examine insurance companies, require investment portfolio diversification and prescribe the type and amount of permitted investments. Insurance companies are subject to a mandatory annual audit of their statutory basis financial statements by an independent certified public accountant, and in addition, are subject to an insurance department financial condition examination by their state of domicile approximately every three to five years.
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
Mexico
ING’s annuities, mandatory pension, leasing, mortgage and mutual fund businesses in Mexico are subject to general rules and detailed regulations under federal law and are supervised by the National Insurance and

Bonding Commission (“CNSF”) in the case of annuities, the National Retirement Savings System Commission (“CONSAR”) in the case of mandatory pensions and the National Banking and Securities Commission (“CNBV”) in the case of mortgage, leasing and mutual funds. The main legal framework applicable to the afore mentioned businesses includes the Insurance Companies Law, the Insurance Contract Law, Retirement Savings Systems Law, Stock Market Law, Fund Management Law and regulations issued by the relevant regulators (CONSAR, CNSF and CNBV).
The Commerce Code, the Mercantile Companies Law, the Foreign Investment Law, Income Tax Laws and regulations issued by the Ministry of Finance are also applicable to these entities.
The Ministry of Finance has authority to grant or revoke licenses to conduct annuities, mandatory pensions, leasing, mortgage and mutual fund businesses in Mexico, and to prescribe rules on anti-money laundering. The regulators (CNSF, CONSAR, and CNBV), regulate ING business activities through inspection and ongoing supervision, and have issued regulations that provide specific rules for its operations, including capital requirements and reserves, financial information standards and reporting, corporate governance guidelines, investment rules, risk management and related party transactions. Insurance, pension, mortgage, leasing and mutual funds companies are also subject to a mandatory annual audit of their financial statements and tax reports by independent auditors.
Argentina
In May 2009, ING sold 100% of its stake in the insurance annuities business in Argentina.
ING is in the process of liquidating Nationale-Nederlanden Cía de Seguros de Vida (INGIA) a legacy company which is a branch of the Nationale-Nederlanden Life in Holland. In late 2004, ING sold the insurance portfolio of this company. Currently INGIA is winding down the entire business which is in the final stage of liquidation process.
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
Japan
ING Group’s life insurance subsidiary in Japan is subject to the supervision of the Financial Services Agency (“FSA”), the chief regulator in Japan, the rules and regulations as stipulated by the Insurance Law , Insurance Business Law and ordinances of the Cabinet Office. The affairs handled by the FSA include, among others, planning and policymaking concerning financial systems and the inspection and supervision of private sector financial institutions including insurance companies.

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
South Korea
ING Group’s South Korean insurance companies are subject to supervision by the Financial Services Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”). Another body, the Korean Insurance Development Institute (“KIDI”) established under the Insurance Business Law, calculates net insurance premium rates that insurance companies can apply and reports such premium rates to the FSC. The KIDI also confirms insurance companies’ methods of calculating insurance premiums and the liability reserve in relation to new products and revisions of existing products. Since April 2007, the FSS adopted the Risk Assessment and Application System to strengthen insurance risk management system of insurance companies.
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
BANKING
Basel II and European Union Standards as currently applied by ING Bank
DNB, our home supervisor, has given ING permission to use the most sophisticated approaches for solvency reporting under the Financial Supervision Act, the Dutch legislation reflecting the Basel II Framework. DNB has shared information with host regulators of relevant jurisdictions to come to a joint decision. In all jurisdictions where the bank operates through a separate legal entity, ING must meet local Basel requirements as well.
ING uses the Advanced IRB Approach for credit risk, an internal VaR model for its trading book exposures and the Advanced Measurement Approach for operational risk. During 2008 a Basel I regulatory floor of 90%, in 2009, 2010 and 2011 a floor of 80%, still applied. (A small number of portfolios are still reported under the Standardized Approach.
ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the Netherlands. ING Bank’s independent auditors audit these reports on an annual basis.
Americas
United States
ING Bank has a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although the office’s activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e. the office may not take deposits or execute any transactions), the office is subject to the regulation of the State of New York Banking Department and the Federal Reserve. ING Bank also has a subsidiary in the United States, ING Financial Holdings Corporation, which through several operating subsidiaries offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank NV.
Anti-Money Laundering Initiatives and countries subject to sanctions
A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the “USA PATRIOT Act”) substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of implementing regulations, which apply various requirements of the USA PATRIOT Act to financial institutions such as our bank, insurance, broker-dealer and investment adviser subsidiaries and mutual funds advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. In addition, the bank regulatory agencies are imposing heightened standards, and law enforcement authorities have been taking a more active role. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputation consequences for the institution.
Financial institutions continue to be closely scrutinized by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or alleged failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies. Over the past years ING has significantly increased its Compliance efforts, including a major staff increase, amendment of key policies and guidelines and the international rollout of several programmes for education, awareness and monitoring of compliance issues.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present, these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.
Regulatory measures and law enforcement agencies investigations
ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. In connection with that review and related discussions, ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB. ING Bank remains in discussions with authorities in the US and in other jurisdictions concerning these matters, including ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations. It is currently not feasible for ING Bank to determine how the ongoing investigations may be resolved or the timing of any such resolution, nor to estimate reliably the possible amount, of any resulting fines and/or penalties, if any, which could be significant.
Canada
ING Bank of Canada (“ING Direct Canada”) is a federally regulated financial institution that is subject to the supervision of the Office of the Superintendent of Financial Institutions (“OSFI”), which is the primary supervisor of federally chartered financial institutions (including banks and insurance companies) and federally administered pension plans. Our regulators are closely monitoring the activities of financial institutions with a focus on ensuring the stability and integrity of the banking system, including issues such as: capital adequacy, consumer protection and transparency. In particular, legislation has been introduced to ensure plain language is used in disclosure for deposit and lending products. OSFI has communicated its expectations regarding capital management and planning for banks. The Federal government is also pushing for a national securities regulator that will simplify the regulatory regime for securities and facilitate capital entering into Canada. In addition, Canada maintains a robust anti-money laundering regime where financial institutions are required to know and monitor their customers and their transactions.

ING Direct Canada manufactures and sells mutual funds through its wholly-owned subsidiaries. ING Direct Asset Management Limited manages three index-based mutual funds exclusively sold by ING Direct Funds Limited, a registered mutual fund dealer. Both entities are principally regulated by the Ontario Securities Commission. The dealership is also a member of the Mutual Fund Dealers Association, a mandatory self-regulatory body, which governs and oversees the conduct of mutual fund dealers in Canada.
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
Canada
As noted above, in February 2009, ING sold its 70% stake in ING Canada through a private placement and concurrent public offering and thus no longer owns any interest in ING Canada. As a result, ING also no longer owns an interest in the former ING Investment Management, Inc. (now called Intact Investment Management).

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
During the financial crisis, governments around the globe have undertaken exceptional measures to support financial institutions. ING’s management feels that these measures were important and necessary steps to restore confidence and bring stability and certainty to the financial system. ING itself entered into two transactions with the Dutch State: on the issuance of EUR 10 billion of core Tier 1 securities to the Dutch State (October 2008) and an Illiquid-Assets Back-up Facility (January 2009) with respect to 80% of ING’s Alt-A residential mortgage backed securities.
Under European state-aid rules, all state-supported financial institutions need to demonstrate their long-term viability and take actions to prevent undue distortions of competition. As a result, and parallel to the introduction and implementation of the ‘Back to Basics’ programme, ING was also required to develop and submit a restructuring plan to the EC. The negotiations with the EC on the Restructuring Plan have acted as a catalyst to accelerate the separation of our banking and insurance operations, and thereby eliminate our double leverage.
However, ING has had to accept a number of commitments to obtain the EC’s approval for transactions with the Dutch State. One of these involves the divestment of ING Direct US. Also as part of the Restructuring Plan, a new company is being created in the Dutch retail market out of part of our current operations, by combining the Interadvies banking division (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail. Furthermore, ING must refrain from being a price leader within the EU for certain retail and SME banking products, and must refrain from acquisitions of financial institutions that might slow down the repayment of the core Tier 1 securities.
In January 2010, ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision on ING’s restructuring plan, which the Dutch State submitted to the EC in October 2009. ING has requested the Court to annul the decision of the European Commission, insofar as it qualifies the amendment to the core Tier 1 securities (that is the agreement between ING and the Dutch State to reduce the repayment premium for the first EUR 5 billion tranche of core Tier 1 securities) as additional State aid (of EUR 2 billion), requires price leadership bans and/or imposes disproportional restructuring measures. In parallel with ING’s decision to lodge an appeal with the General Court, the Dutch state also lodged an appeal with the General Court to contest the core Tier 1 amendment.
ING believes it is in the interest of all its stakeholders to use the opportunities provided by law to let the General Court review these elements of the EC’s decision. However, the appeal does not alter ING’s commitment to execute its restructuring plan as announced on October 26, 2009 and stands firmly behind its strategic decision to separate its banking and insurance operations and divest the latter. A Court decision is expected in 2011.
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
RATINGS
We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing is significantly influenced by our credit ratings. Credit ratings are also important when we are competing in certain markets.
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

ING Verzekeringen N.V.’s long-term senior debt is rated “A-” (with a negative outlook) by Standard & Poor’s and “Baa1” (with a negative outlook) by Moody’s. Fitch rated ING Verzekeringen N.V.’s long-term senior debt “A-” (with a negative outlook).
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
FACTORS AFFECTING RESULTS OF OPERATIONS
ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates. See Item 3. “Risk Factors” for more factors that can impact ING Group’s results of operations.
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
Fluctuations in interest rates
Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may increase sales, but may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates on the one hand and on the other hand to changes in both net interest income and the results of our trading activities for our own account. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking operations’ net interest income and trading results to be affected by changes in interest rates.

Fluctuations in exchange rates
ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations both through the trading activities for our own account and because that we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar,the Canadian dollar, the Pound sterling, the Polish zloty, the Australian dollar, the Japanses yen, the Korean won and the Turkish lira into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-Euro currencies are translated into euro by monthly hedging. See Note 24 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. The translation risk is managed taking into account the effect of translation results on the core Tier-1 ratio.
The weakening of the euro against most currencies during 2010 had a positive impact of EUR 88 million on (underlying) net result. In 2009 and 2008 exchange rates influenced net result, respectively, by EUR 184 million positively and EUR 163 million negatively.
For the years 2010, 2009 and 2008, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

	Average
	4Q 2008	3Q 2008	2Q 2008	1Q 2008

U.S. dollar	1.345	1.511	1.566	1.514
Australian dollar	1.922	1.694	1.664	1.674
Canadian dollar	1.590	1.559	1.579	1.509
Pound sterling	0.844	0.796	0.792	0.761
Japanese yen	130.787	161.518	162.530	159.662
South Korean won	1,748.405	1,640.581	1,589.017	1,438.373
Turkish lira	1.995	1.825	1.973	1.838
Polish zloty	3.741	3.327	3.425	3.566

	4Q 2009	3Q 2009	2Q 2009	1Q 2009

U.S. dollar	1.473	1.431	1.371	1.319
Australian dollar	1.634	1.702	1.810	1.985
Canadian dollar	1.567	1.575	1.608	1.641
Pound sterling	0.902	0.874	0.888	0.919
Japanese yen	132.199	133.816	133.099	124.067
South Korean won	1,723.971	1,761.229	1,775.507	1,829.427
Turkish lira	2.210	2.144	2.169	2.160
Polish zloty	4.179	4.235	4.506	4.509

	4Q 2010	3Q 2010	2Q 2010	1Q 2010

U.S. dollar	1.347	1.290	1.285	1.386
Australian dollar	1.376	1.431	1.450	1.541
Canadian dollar	1.371	1.347	1.322	1.452
Pound sterling	0.857	0.834	0.856	0.884
Japanese yen	110.883	110.502	118.316	126.568
South Korean won	1,531.253	1,530.355	1,495.789	1,600.933
Turkish lira	2.000	1.957	1.976	2.097
Polish zloty	3.999	4.034	3.996	3.997

		Year-end
	2010	2009	2008
U.S. dollar	1.338	1.440	1.396
Australian dollar	1.314	1.602	2.026
Canadian dollar	1.334	1.514	1.710
Pound sterling	0.862	0.889	0.956
Japanese yen	108.745	133.057	126.354
South Korean won	1,500.388	1,679.614	1,758.273
Turkish lira	2.067	2.157	2.143
Polish zloty	3.959	4.106	4.175
Financial environment
2010 was a year marked by continued external challenges. Although economic conditions broadly improved, risks remained significant due to eurozone sovereign risk fears and a continued weak performance of the US economy. The financial sector was also confronted with proposed changes in the regulatory environment, as authorities launched proposals to increase capital, liquidity and risk requirements for banks and insurers. For details regarding the impact of the credit and liquidity crisis on ING’s assets and results, see section “Risk Management” in Note 2.2.1 to the consolidated financial statements.
Critical Accounting Policies
See Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS
The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group evaluates the results of its banking operations and insurance operations, including the business lines of the banking and insurance operations, using the financial performance measure of underlying result before tax. Underlying result before tax is defined as result before tax and, excluding, as applicable for each respective segment, either all or some of the following items: gains/losses from divested units, realized gains/losses on divestitures and special items such as certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestitures as the timing is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time. For further information on underlying result before tax as well as the reconciliation of our segment underlying result before tax to our result before taxation see “ Item 5. Operating and Financial Review and Prospects — Segment Reporting” and Note 51 of Note 2.1 to the consolidated financial statements. The following table sets forth the consolidated results of the operations of ING Group and its banking and insurance operations for the years ended December 31, 2010 and 2009:

	Banking		Insurance		Eliminations3)		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR millions)
Premium income			27,947	30,492			27,947	30,492
Interest result banking operations	13,416	12,539			93	164	13,323	12,375
Commission income	2,633	2,656	1,945	1,953			4,578	4,609
Investment and Other income	1,090	(3,558)	7,597	3,363	243	172	8,444	(367)

Total income	17,139	11,637	37,488	35,808	336	336	54,292	47,109

Underwriting expenditure			32,765	30,984			32,765	30,984
Other interest expenses			1,128	1,052	336	336	792	716
Operating expenses (4)	10,153	10,158	4,341	4,387			14,494	14,545
Addition to loan loss provision	1,751	2,973					1,751	2,973
Other			607	72			607	72

Total expenditure	11,904	13,131	38,841	36,495	336	336	50,410	49,291

Result before tax	5,235	(1,494)	(1,353)	(687)			3,882	(2,181)
Taxation	1,215	(556)	(215)	(83)			1,000	(639)
Minority interests	80	(141)	25	23			105	(118)

Net result	3,939	(797)	(1,164)	(627)			2,777	(1,423)

Result before tax	5,235	(1,494)	(1,353)	(687)			3,882	(2,181)
Gains/losses on divestments(1)	(389)		(9)	(63)			(398)	(63)
Result divested units	(35)	473	15	(48)			(20)	425
Special items (2)	456	1,727	829	594			1,285	2,321

Underlying result before tax	5,267	705	(519)	(202)			4,749	502

(1)	Divestments Bank: sale Private Banking Swiss (EUR (69) million, 2010), sale Private Banking Asia (EUR (346) million, 2010), sale Summit Canada (EUR 26 million, 2010). Divestments Insurance: sale joint-venture Brasil (EUR (22) million, 2010) sale Industry Pension Funds (EUR (5) million, 2010, EUR 160 million, 2009), sale Greece Non-life (EUR 5 million, 2010, EUR (6) million, 2009), sale of Canada (EUR 38 million, 2009), sale of Argentina (EUR 7 million, 2009), sale of Australia (EUR (337) million, 2009), sale US (EUR 14 million, 2010, EUR 42 million, 2009), sale of Russia (EUR 2 million, 2009), sale of Chile Health/Annuities (EUR 23 million, 2009), sale of Mexico (EUR (2) million, 2009), sale Taiwan (EUR (1) million, 2009).

(2)	Special items Bank: separation costs ING (EUR 58 million, 2010), Retail Netherlands strategy (EUR 242 million, 2010, EUR 222 million, 2009), not launching ING Direct Japan (EUR 39 million, 2009), transaction result on Alt-A portfolio (EUR (69) million, 2009), additional IABF payments (EUR 1,104 million, 2009), restructuring provisions (EUR 156 million, 2010, EUR 430 million, 2009). Special items Insurance: goodwill impairment US (EUR 537 million, 2010), restructuring provisions (EUR 292 million, 2010, EUR 331 million, 2009), transaction result on Alt-A portfolio (EUR 118 million, 2009), additional IABF payments (EUR 146 million, 2009).

(3)	After elimination of certain intercompany transactions between the banking operations and the insurance operations.

(4)	Including Intangibles amortisation and impairments banking operations.

The following table sets forth the consolidated results of the operations of ING Group and its banking and insurance operations for the years ended December 31, 2009 and 2008:

	Banking		Insurance		Eliminations3)		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Premium income			30,492	43,812			30,492	43,812
Interest result banking operations	12,539	11,082			167	43	12,375	11,039
Commission income	2,656	2,820	1,953	2,139			4,609	4,959
Investment and Other income	(3,558)	(5,950)	3,363	8,970	169	248	(367)	2,772

Total income	11,637	7,953	35,808	54,921	336	291	47,109	62,583

Underwriting expenditure			30,984	49,485			30,984	49,485
Interest expenses			1,052	1,269	336	291	716	978
Operating expenses (4)	10,158	10,276	4,387	5,449			14,545	15,725
Addition to loan loss provision	2,973	1,280					3,045	1,590
Other			72	310

Total expenditure	13,131	11,556	36,495	56,513	336	291	49,291	67,778

Result before tax	(1,494)	(3,604)	(687)	(1,592)			(2,181)	(5,196)
Taxation	(556)	(1,194)	(83)	(472)			(639)	(1,667)
Minority interests	(141)	(69)	23	31			(118)	(38)

Net result	(797)	(2,341)	(627)	(1,151)			(1,423)	(3,492)

Result before tax	(1,494)	(3,604)	(687)	(1,592)			(2,181)	(5,196)
Gains/losses on divestments(1)			(63)	(8)			(63)	(8)
Result divested units	473	187	(48)	152			425	339
Special items	1,727	301	594	93			2,321	394

Underlying result before tax	705	(3,115)	(202)	(1,356)			502	(4,470)

(1)	Divestments Insurance: sale Industry Pension Funds (EUR 160 million, 2009), sale Greece Non-life (EUR 6 million, 2009), sale of Canada (EUR 38 million, 2009), sale of Argentina (EUR 7 million, 2009), sale of Australia (EUR (337) million, 2009), sale US (EUR 42 million, 2009), sale of Russia (EUR 2 million, 2009), sale of Chile Health/Annuities (EUR 23 million, 2009, EUR 55 million in 2008), sale of Mexico (EUR (2) million, 2009, EUR 182 million, 2008), sale Taiwan (EUR (1) million, 2009, EUR (214) million, 2008), sale NRG (EUR (15) million, 2008).

(2)	Special items Banking: Retail Netherlands strategy (EUR 222 million, 2009, EUR 271 million, 2008), not launching ING Direct Japan (EUR 39 million, 2009, EUR 30 million, 2008), transaction result on Alt-A portfolio (EUR (69) million, 2009), additional IABF payments (EUR 1,104 million, 2009), restructuring provisions (EUR 430 million, 2009) Special items Insurance: restructuring provisions (EUR 331 million, 2009, EUR 93 million, 2008), transaction result on Alt-A portfolio (EUR 118 million, 2009), additional IABF payments (EUR 146 million, 2009).

(3)	After elimination of certain intercompany transactions between the banking operations and the insurance operations.

(4)	Including Intangibles amortisation and impairments banking operations.

GROUP OVERVIEW
Year ended December 31, 2010 compared to year ended December 31, 2009
Although macro-economic conditions in 2010 broadly improved, risks remained significant due to eurozone sovereign risk fears and a continued weak performance of the US economy. Nevertheless, ING Group’s results showed a strong improvement compared with previous year. Total result before tax increased by EUR 6,063 million from a loss of EUR (2,181) million in 2009 to a profit of EUR 3,882 million in 2010 and total underlying result before tax increased by EUR 4,247 million from EUR 502 million in 2009 to a profit of EUR 4,749 million in 2010. The increase in total result before tax is also impacted by divestments which resulted in a gain of EUR 398 million and EUR 63 million for 2010 and 2009, respectively, and special items in 2010 and 2009 influenced result before tax negatively by EUR 1,285 million and EUR 2,321 million, respectively.
Net result increased by EUR 4,200 million from a loss of EUR (1,423) million in 2009 to a profit of EUR 2,777million in 2010. This lower net profit increase, compared with the increase in result before tax, was due to higher taxation due to the reversal of losses in profit, which resulted in a change in taxation from EUR (639) million in 2009 to EUR 1,000 million in 2010.
Basic earnings per share increased to EUR 0.62 in 2010 from EUR (0.75) in 2009.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company. Adjusted equity includes core Tier-1 securities, hybrid capital and prudential filters. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. On this basis, the debt/equity ratio of ING Group increased to 13.3% in 2010 compared with 12.4% in 2009, reflecting the conversion of EUR 1.5 billion of hybrid debt securities from ING Group into equity in ING Verzekeringen NV. The Insurance Groups Directive ratio of ING Verzekeringen N.V. decreased to 250% of E.U. regulatory requirements at the end of 2010, compared with 247% at the end of 2009, as the required capital increased more than the Insurance Group Directive capital. The Tier 1 ratio of ING Bank N.V. stood at 12.2% at the end of 2010, up from 10.2% (both based on Basel II risk weighted assets) at the end of 2009, well above the 10% target. Tier 1 capital increased from EUR 34 billion to EUR 39 billion. This was driven by profits and a positive exchange rate impact. Risk weighted assets dropped from EUR 332.4 billion on December 31, 2009 to EUR 321.1 billion on December 31, 2010. More information on capital ratio’s can be found in the Capital Management section of Note 2.2.2 to the consolidated financial statements.
BANKING OPERATIONS
Income
Total income from banking increased 47.3%, or EUR 5,502 million, to EUR 17,139 million in 2010 from EUR 11,637 million in 2009. This increase was largely attributable to a strong improvement of investment income, and other income as the negative effects from the US housing market and property markets became less severe, combined with higher interest results.
The net interest result increased by EUR 877 million, or 7.0%, to EUR 13,416 million in 2010 from EUR 12,539 million in 2009, driven by an improvement of the interest margin. The interest margin in 2010 was 1.42%, an increase of 10 basis points from 1.32% in 2009, mainly due to higher margins on savings and mortgages in Retail Netherlands and ING Direct and on the General Lending and Structured Finance activities within Commercial Banking.
Commission income decreased 0.9%, or EUR 23 million, to EUR 2,633 million in 2010 from EUR 2,656 million in 2009. The decrease in commission income was driven by the divestment of the Private Banking activities in Switzerland and Asia at the beginning of 2010 and the Summit portfolio in Canada in the fourth quarter. Excluding these divestments, commission income rose 3.6% driven principally by higher Structured Finance fees
Investment income improved by EUR 3,620 million from a loss of EUR 2,860 million in 2009 to a profit of EUR 760 million in 2010, which included a EUR 381 million gain on the sale of the Private Banking activities in Switzerland and Asia, and the Summit portfolio in Canada. Realized results on debt securities (including impairments) improved to EUR 4 million in 2010 from a loss of EUR 2,436 million in 2009. This strong improvement was mainly driven by lower impairments on the Alt-A RMBS portfolio in the US, while 2009 included a one-time charge of EUR 1,104 million before tax related to an accrual of additional payments for the IABF. Fair value changes on real estate investments improved by EUR 540 million to EUR (50) million in 2010, supported by the signs of stabilization in the property markets. Realized result on equity securities improved from EUR (25) million in 2009 to EUR 306 million in 2010, which included EUR 295 million of capital gains on the sale of two Asian equity positions. Next to this, rental income decreased by EUR 32 million.
Other income improved by EUR 1,028 million to EUR 330 million in 2010 from EUR (698) million in 2009. Net trading income increased EUR 314 million from EUR 803 million in 2009 to EUR 1,117 million in 2010. Valuation results from non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB, improved by EUR 335 million to EUR (1,237) million in 2010. The share of profit from associates improved by EUR 492 million to EUR 104 million, mainly due to associates at ING Real Estate. This was in part offset by a decrease of EUR 112 million in other revenues to EUR 346 million in 2010.
Expenses
Total operating expenses decreased by EUR 5 million, to EUR 10,153 million in 2010 from EUR 10,158 million in 2009. In 2010, special items reported under expenses amounted to EUR 456 million, including EUR 242 million in provisions and costs related to the Retail Netherlands strategy (combining ING Bank and Postbank), EUR 156 million in provisions and costs for other restructuring and IT decommissioning and EUR 58 million of costs related to the separation of Banking and Insurance. In 2009, special items were EUR 725 million, including EUR 222 million in provisions and costs related to the Retail Netherlands Strategy and EUR 503 million in provisions and costs for restructurings (including EUR 31 million for not launching ING Direct Japan). Excluding these special items and the impact of the divested units, total operating expenses increased by EUR 422 million, or 4.6%, reflecting higher staff costs, increased marketing expenses and deposit guarantee costs as well as higher IT project costs.
The addition to the provision for loan losses
The total addition to the provision for loan losses in 2010 was EUR 1,751 million compared to EUR 2,973 million in 2009, a decrease of 41.1% or EUR 1,222 million. The decline was mainly driven by lower net additions at ING Direct (reflecting signs of stabilization in the US housing markets), ING Real Estate and in the Structured Finance and General Lending activities of Commercial Banking. As a percentage of average risk-weighted assets, the addition to the provision for loan losses in 2010 was 52 basis points compared with 87 basis points in 2009.
Result before tax and net result
Total result before tax improved by EUR 6,729 million, to EUR 5,235 million in 2010 from EUR (1,494) million in 2009. Special items (amongst others provisions and costs related to the Retail Netherlands Strategy, other restructuring and IT decommissioning) had in 2010 a negative impact of EUR 456 million on result before tax. The divestment of the Private Banking activities in Switzerland and Asia and the Summit portfolio in Canada resulted in a profit before tax of EUR 389 million in 2010, next to EUR 35 million of operational results on these divested units. In 2009, special items had a negative impact of EUR 1,727 million on the result before tax, while the divested units reported a loss of EUR 473 million.
Net result from banking improved by EUR 4,736 million from EUR (797) million in 2009 to EUR 3,939 million in 2010. The effective tax rate for ING’s banking operations decreased from 37.2% in 2009 to 23.2% in 2010. The net result also included EUR 80 million of minority interests, mainly related to ING Real Estate, compared with EUR (141) million in 2009.
Underlying result before tax
Excluding special items and divestments, ING’s banking operations showed an increase in underlying result before tax of EUR 4,562 million from EUR 705 million in 2009 to EUR 5,267 million in 2010.
INSURANCE OPERATIONS
Income
Total premium income decreased by 8.3%, or EUR 2,545 million from EUR 30,492 million in 2009 to EUR 27,947 million in 2010. Life premiums decreased 8.8%, or EUR 2,514 million from EUR 28,720 million in 2009 to EUR 26,206 million in 2010 largely driven by EUR 1,706 million lower premium income in US Closed Block VA and EUR 527 million lower premium income in Insurance Benelux. In addition, divestments in 2009 of the Chile Annuity business and the life insurance and wealth management businesses in Australia and New Zealand resulted in a further decrease in premium income of EUR 83 million and EUR 230 million respectively. Non-life premiums decreased 1.7%, or EUR 31 million from EUR 1,772 million in 2009 to EUR 1,741 million in 2010. Investment and other income increased by 125.9%, or EUR 4,234 million, to EUR 7,597 million in 2010, driven by EUR 1,202 million lower investment losses in US Closed Block VA and EUR 911 million higher investment income in Benelux.
Underwriting Expenditure
Underwriting expenditure increased by EUR 1,781 million, or 5.7% from EUR 30,984 million in 2009 to EUR 32,765 million in 2010. The underwriting expenditure of the life insurance operations increased by EUR 1,732 million, or 5.8%, partly due to the unlocking and write down of DAC in the US Closed Block VA in 2010 for a total amount of EUR 1,459 million.
Expenses
Operating expenses from the insurance operations decreased 1.0%, or EUR 46 million to EUR 4,341 million in 2010, from EUR 4,387 million in 2009.
Result before tax and net result
Total result before tax of Insurance decreased by EUR 666 million, to a loss of EUR 1,353 million in 2010 from a loss of EUR 687 million in 2009. The impact of divestments amounted to EUR 9 million in 2010 and EUR 63 million in 2009. Divested units contributed a loss of EUR 15 million before tax in 2010 and a profit of EUR 48 million to result before tax in 2009. Special items had a negative impact of EUR 829 million in 2010 compared to a loss of EUR 594 million in 2009. The net result from Insurance decreased EUR 537 million to a loss of EUR 1,164 million in 2010 from a loss of EUR 627 million in 2009.
Underlying result before tax
The underlying result before tax (excluding the impact of divestments and special items) decreased EUR 317 million to a loss of EUR 519 million in 2010 from a loss of EUR 202 in 2009. The underlying result before tax from life insurance decreased EUR 350 million to a loss of EUR 842 million from a loss of EUR 492 million in 2009. Underlying result before tax from non-life insurance increased 11.7%, or EUR 34 million, to EUR 324 million from EUR 290 million in 2009.
GROUP OVERVIEW
Year ended December 31, 2009 compared to year ended December 31, 2008
Total result before tax increased by EUR 3,015 million from a loss of EUR (5,196) million in 2008 to a loss of EUR (2,181) million in 2009 and total underlying result before tax increased by EUR 4,977 million from EUR (4,475) million in 2008 to a profit of EUR 502 million in 2009. Throughout the year, market conditions remained challenging, but the second half of 2009 also brought the first signs of recovery leading to reduced losses in the banking operations as well a the insurance operations, although both still showed negative results but improved considerably compared to last year. The increase in total result before tax is also impacted by divestments which resulted in a gain of EUR 63 million and EUR 8 million for 2009 and 2008, respectively, and special items in 2009 and 2008 influenced result before tax negatively by EUR 2,321 million and EUR 394 million, respectively.
Net result increased by EUR 2,069 million from a loss of EUR (3,492) million in 2008 to a loss of EUR (1,423) million in 2009. This lower loss compared with the increase in result before tax was due to reduced taxation caused by lesser losses , which resulted in a change in taxation from EUR (1,667) million in 2008 to EUR (639) million in 2009.
Basic earnings per share increased to EUR (0.75) in 2009 from EUR (1.31) in 2008.
Capital Ratios
ING calculates certain capital ratios on the basis of adjusted capital (see the discussion under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — ING Group Consolidated Cash Flows”), which differs from total equity attributable to equity holders of the Company. Adjusted equity includes core Tier-1 securities, hybrid capital and prudential filters. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. On this basis, the debt/equity ratio of ING Group decreased to 12.4% in 2009 compared with 13.5% in 2008, benefiting from the EUR 7.5 billion rights issue and improving revaluation reserves, partly offset by the repayment of half of the core Tier 1 securities. The capital coverage ratio of ING Verzekeringen N.V. increased to 270% of E.U. regulatory requirements at the end of 2009, compared with 256% at the end of 2008, as the required capital decreased more than the available capital ((9%) vs. (4%)). The Tier 1 ratio of ING Bank N.V. stood at 10.2% at the end of 2009, up from 9.3% (both based on Basel II risk weighted assets) at the end of 2008, well above the 9% target. Tier 1 capital increased from EUR 32 billion to EUR 34 billion. Roughly half of this was due to profits and a positive exchange rate impact and roughly half to an increase of hybrid capital from ING Group originally on-lent to ING Insurance, but since December on-lent to ING Bank. Risk weighted assets dropped from EUR 343.4 billion on December 31, 2008 to EUR 332.4 billion on December 31, 2009. More information on capital ratio’s can be found in the Capital Management section of Note 2.2.2 to the consolidated financial statements.
BANKING OPERATIONS
Income
Total income from banking increased 46.3%, or EUR 3,684 million, to EUR 11,637 million in 2009 from EUR 7,953 million in 2008. This increase was largely attributable to the strong improvement in valuation results from non-trading derivatives and net trading income as well as higher interest results. These developments were partly offset by lower investment income and commission income.
The net interest result increased by EUR 1,457 million, or 13.1%, to EUR 12,539 million in 2009 from EUR 11,082 million in 2008, driven by higher interest results in all business lines, but especially in Commercial Banking and ING Direct. The interest margin in 2009 was 1.32%, an increase from 1.07% in 2008, supported by the de-leveraging of the balance sheet and due to higher margins in Commercial Banking (especially General Lending) and ING Direct (particularly influenced by lower central bank rates across the globe).
Commission income decreased 5.8%, or EUR 164 million, to EUR 2,656 million in 2009 from EUR 2,820 million in 2008. The decrease in commission income was primarily driven by EUR 151 million lower management fees (especially at ING Belgium and ING Real Estate). Fees from funds transfer decreased by EUR 45 million, but brokerage and advisory fees and insurance broking fees increased by EUR 22 million and EUR 9 million, respectively.
Investment income decreased by EUR 401 million to a loss of EUR 2,860 million in 2009 from a loss of EUR 2,459 million in 2008. Realized results on debt securities (including impairments) decreased from EUR (2,087) million in 2008 to EUR (2,436) million in 2009, which included a one-time charge of EUR 1,104 million before tax, related to an accrual of additional payments for the IABF as part of the overall agreement with the European Commission announced in October 2009. Fair value changes on real estate investments were EUR (589) million in 2009 compared with EUR (350) million in 2008. Realized results on equity securities (including impairments) improved by EUR 277 million to a loss of EUR 25 million in 2009 from a loss of EUR 302 million in 2008. Next to this, rental income decreased by EUR 38 million and dividend income dropped EUR 30 million.
Other income improved by EUR 2,793 million to EUR (698) million in 2009 from EUR (3,491) million in 2008. Net trading income increased EUR 1,208 million from a loss of EUR 405 million in 2008 to a profit of EUR 803 million in 2009. Valuation results from non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB, improved by EUR 1,805 million to EUR (1,572) million in 2009. This was partly offset by a decrease of EUR 177 million of the share of profit from associates, mainly due to associates at ING Real Estate, and a decrease of EUR 42 million in other revenues, including lower income from operating lease.
Expenses
Total operating expenses decreased by EUR 118 million, or 1.1%, to EUR 10,158 million in 2009 from EUR 10,276 million in 2008. In 2009, special items reported under expenses amounted to EUR 725 million, including EUR 222 million in provisions and costs related to the Retail Netherlands strategy (combining ING Bank and Postbank), EUR 81 million in provisions and costs for other restructuring at Retail Netherlands, EUR 58 million at Retail Belgium, EUR 58 million at ING Direct (including EUR 31 million for not launching ING Direct Japan), EUR 27 million at Retail Central Europe and Asia, EUR 272 million at Commercial Banking and EUR 7 million on the Corporate Line. In 2008, special items were EUR 271 million in provisions and costs related to the Retail Netherlands Strategy and EUR 30 million impairment costs of not launching ING Direct Japan. Excluding these special items, total operating expenses decreased by EUR 542 million, or 5.4%, driven by the cost containment initiatives as part of the Back to Basics program and despite higher impairments on real estate development projects, increased deposit insurance premiums at ING Direct and the provision taken for the deposits guarantee scheme in the Netherlands following the bankruptcy of DSB Bank.

The addition to the provision for loan losses
The total addition to the provision for loan losses in 2009 was EUR 2,973 million compared to EUR 1,280 million in 2008, an increase of 132.3% or EUR 1,694 million. Commercial Banking showed an increase by EUR 614 million, from EUR 596 million in 2008 to EUR 1,210 million in 2009, Retail Banking (excluding ING Direct) showed an increase by EUR 597 million, from EUR 401 million in 2008 to EUR 998 million in 2009, and ING Direct showed an increase by EUR 482 million, from EUR 283 million in 2008 to EUR 765 million in 2009. As a percentage of average risk-weighted assets, the addition to the provision for loan losses in 2009 was 87 basis points compared with 40 basis points in 2008.
Result before tax and net result
Total result before tax improved by EUR 2,110 million, to EUR (1,494) million in 2009 from EUR (3,604) million in 2008. Special items (amongst others the accrual of additional payments for the IABF-deal, the provisions and costs related to the Retail Netherlands Strategy and several restructuring provisions) and divested units had in 2009 a negative impact of EUR 2,200 million on result before tax. In 2008, these items had a negative impact of EUR 488 million on result before tax.
Net result from banking improved by EUR 1,544 million from EUR (2,341) million in 2008 to EUR (797) million in 2009. The effective tax rate for ING’s banking operations increased from 33.1% in 2008 to 37.2% in 2009. The net result also included EUR (141) million of minority interests, mainly related to ING Real Estate, compared with EUR (69) million in 2008.
Underlying result before tax
Excluding special items and divestments, ING’s banking operations showed an increase in underlying result before tax of EUR 3,820 million from a loss of EUR 3,115 million in 2008 to a profit of EUR 705 million in 2009.
INSURANCE OPERATIONS
Income
Total premium income decreased 30.4%, or EUR 13,320 million from EUR 43,812 million in 2008 to EUR 30,492 million in 2009. Life premiums decreased 26.1%, or EUR 10,149 million from EUR 38,869 million in 2008 to EUR 28,720 million in 2009. The decline reflects the lower sales of investment-oriented products in the US, Japan and Central Europe. Non-life premiums decreased 64.2%, or EUR 3,171 million from EUR 4,943 million in 2008 to EUR 1,772 million in 2009 largely as a result of divesting the Canadian non-life business which generated EUR 2,671 million premium income in 2008.
Investment and Other income decreased 62.5%, or EUR 5,607 million from EUR 8,970 million in 2008 to EUR 3,363 million in 2009, partly due to the EUR 2,564 million lower investment and Other income in Insurance Variable Annuity U.S. and EUR 1,116 million lower investment and Other income in Insurance Benelux. Commission income decreased 8.7%, or EUR 186 million from EUR 2,139 million in 2008 to EUR 1,953 million in 2009.
Underwriting Expenditure
Underwriting expenditure decreased by EUR 18,501 million, or 37.4% from EUR 49,485 million in 2008 to EUR 30,984 million in 2009. The underwriting expenditure of the life insurance operations decreased by EUR 16,097 million, or 35.2%. The underwriting expenditure of the non-life insurance operations decreased by EUR 2,404 million, or 64.3%.
Expenses
Operating expenses from the insurance operations decreased 19.5%, or EUR 1,062 million to EUR 4,387 million in 2009, from EUR 5,449 million in 2008. All business lines contributed to this decrease through cost-containment measures.
Result before tax and net result
Total result before tax from Insurance increased EUR 905 million, to a loss of EUR 687 million in 2009 from a loss of EUR 1,592 million in 2008. The increase reflects, the improved financial market conditions, the de-risking efforts, and the lower expenses. The impact of divestments amounted to a EUR 63 million in 2009 and EUR 8 million in 2008. Divested units contributed a profit of EUR 47 million before tax in 2009 and a loss of EUR 147 million to result before tax in 2008. Special items had a negative impact of EUR 594 million in 2009 (principally the IABF) compared to a loss of EUR 93 million in 2008. The net result from insurance improved EUR 524 million to a loss of EUR 627 million in 2009 from a loss of EUR 1,151 million in 2008.

Underlying result before tax
The underlying result before tax (excluding the impact of divestments and special items) improved EUR 1,154 million to a loss of EUR 202 million in 2009 from a loss of EUR 1,356 in 2008. The increase in result was mainly due to the improvement of the financial markets, de-risking efforts, and lower expenses. The underlying result from life insurance increased EUR 1,303 million to a loss of EUR 492 million from a loss of EUR 1,795 in 2008. Underlying result before tax from non-life insurance decreased 34.1% to EUR 290 million from EUR 440 million in 2008.
CONSOLIDATED ASSETS AND LIABILITIES
The following table sets forth ING Group’s consolidated assets and liabilities for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(EUR billions, except amounts per share)
Investments	234.2	212.1	258.3
Financial assets at fair value through the profit and loss account	263.9	233.2	280.5
Loans and advances to customers	608.9	575.3	616.8
Total assets	1,242.8	1,160.0	1,328.6
Insurance and investment contracts:
Life	255.1	226.0	213.0
Non-life	3.6	3.5	6.8
Investment contracts	12.0	11.3	21.1

Total insurance and investment contracts	270.6	240.9	240.8
Customer deposits and other funds on deposits (1)	511.4	469.5	522.8
Debt securities in issue/other borrowed funds	157.9	143.1	127.7
Total liabilities (including minority interests)	1,200.6	1,124.8	1,301.9
Non-voting equity securities	5.0	5.0	10.0
Shareholders’ equity	38.4	31.1	15.1
Shareholders’ equity per Ordinary share (in EUR)	10.15	8.22	7.44

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.
Year ended December 31, 2010 compared to year ended December 31, 2009
Total assets increased in 2010 by 7.1%, or EUR 82.8 billion, to EUR 1,242.8 billion, mainly due a EUR 22.1 billion increase of investments, increased financial assets at fair value through the profit and loss account of EUR 30.7 billion and loans and advances to customers which rose by EUR 33.6 billion. The increase in Investments was almost entirely caused by the insurance operations, which rose by EUR 17.8 billion due to positive revaluations and favourable currency effects. The financial assets at fair value through the profit and loss account of the banking operations increased by EUR 12.3 billion, due to positive currency effects and higher trading and non-trading derivatives. The insurance operations increased by EUR 17.4 billion, mainly due to increased investments for risk of policyholders. The increase in loans and advances to customers was almost completely caused by the banking operations, which increased by EUR 35.1 billion almost entirely in residential mortgages at ING Direct and in the Beneux.
Shareholders’ equity increased by 23.3% or EUR 7,249 million to EUR 38,370 million at December 31, 2010 compared to EUR 31,121 million at December 31, 2009. The increase is mainly due the net profit (EUR 2,775 million), unrealised revaluations debt securities (EUR 3,143 million) and exchange rate difference (EUR 2,890 million), partly offset by deferred interest crediting to life policyholders (EUR (1,644) million).
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

SEGMENT REPORTING
ING Group segments are based on the management structure of the Group, which is different from its legal structure. As a result of changes in the internal management and reporting structure the operating segments have changed as from January 1, 2010. The years 2009 and 2008 are restated accordingly. The following table sets forth the contribution of ING’s banking business lines and the corporate line Banking (CL) to underlying result before tax for each of the years 2010, 2009, and 2008. See Note 51 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

2010	Retail	Retail	ING	Retail	Retail	Commercial	Real		Total
(EUR millions)	Netherlands	Belgium	Direct	CE	Asia	Banking	Estate	CL	Banking
Total income	4,333	2,123	3,782	977	640	4,354	875	55	17,139
Total expenditure	3,249	1,529	2,332	822	212	2,612	974	174	11,904

Result before tax	1,084	595	1,449	155	427	1,742	(99)	(119)	5,235
Gains/losses divestments		(69)			(346)		26		(389)
Result divested units					(2)		(33)		(35)
Special items	311	20				43	42	40	456

Underlying result before tax	1,396	545	1,449	155	80	1,784	(63)	(79)	5,267

2009	Retail	Retail	ING	Retail	Retail	Commercial	Real		Total
(EUR millions)	Netherlands	Belgium	Direct	CE	Asia	Banking	Estate	CL	Banking
Total income	3,882	2,156	1,845	880	306	4,301	(253)	(1,480)	11,637
Total expenditure	3,301	1,615	2,487	802	375	3,082	1,177	292	13,131

Result before tax	580	541	(641)	78	(69)	1,219	(1,430)	(1,773)	(1,494)
Gains/losses divestments
Result divested units		(21)			93		401		473
Special items	303	58	(25)	7	2	231	40	1,110	1,727

Underlying result before tax	883	578	(667)	85	25	1,450	(988)	(662)	705

2008	Retail	Retail	ING	Retail	Retail	Commercial	Real		Total
(EUR millions)	Netherlands	Belgium	Direct	CE	Asia	Banking	Estate	CL	Banking
Total income	4,335	1,816	878	870	333	(49)	425	(654)	7,953
Total expenditure	3,348	1,488	2,033	861	282	2,750	722	73	11,556

Result before tax	987	328	(1,155)	9	50	(2,799)	(297)	(727)	(3,604)
Gains/losses divestments
Result divested units		(21)			(12)		221		187
Special items	271		30						301

Underlying result before tax	1,258	306	(1,125)	9	38	(2,799)	(76)	(727)	(3,115)

The following table sets forth the contribution of ING’s insurance business lines and the corporate line Insurance (CL) to underlying result before tax for each of the years 2010, 2009, and 2008. See Note 51 of Note 2.1 to the consolidated financial statements for further disclosure of our segment reporting.

		Central &		US VA
2010		Rest of	United	closed	Latin	Asia/			Elimina-
(EUR millions)	Benelux	Europe	States	block	America	Pacific	ING IM	CL	tions	Total
Total income	10,179	2,607	14,564	251	898	7,429	912	1,567	(919)	37,488
Total expenditure	9,440	2,411	14,370	2,045	550	6,913	794	3,237	(919)	38,842

Result before tax	738	196	193	(1,793)	348	516	118	(1,670)		(1,353)
Gains/losses divestments	(5)	5	13		(22)					(9)
Result divested units		(1)			16					15
Special items	41	54	101				55	577		829

Underlying result before tax	775	253	308	(1,793)	342	516	173	(1,093)		519

		Central &		US VA
2009		Rest of	United	closed	Latin	Asia/			Elimina-
(EUR millions)	Benelux	Europe	States	block	America	Pacific	ING IM	CL	tions	Total
Total income	9,836	2,536	14,273	704	961	7,864	737	354	(1,458)	35,808
Total expenditure	9,862	2,272	14,168	1,358	717	7,160	605	1,810	(1,458)	36,495

Result before tax	(25)	264	105	(654)	244	704	132	(1,456)		(687)
Gains/losses divestments	160	8	80		31	(337)		(4)		(63)
Result divested units		1	(23)		(4)	(23)		2		(48)
Special items	155	18	194		2	40	37	148		594

Underlying result before tax	290	290	356	(654)	273	383	169	(1,309)		(202)

		Central &		US VA
2008		Rest of	United	closed	Latin	Asia/			Elimina-
(EUR millions)	Benelux	Europe	States	block	America	Pacific	ING IM	CL	tions	Total
Total income	10,957	2,959	16,504	7,971	2,428	11,551	844	3,199	(1,493)	54,921
Total expenditure	10,864	2,777	17,332	8,501	2,181	11,899	665	3,785	(1,493)	56,513

Result before tax	93	182	(828)	(530)	247	(348)	179	(586)		(1,592)
Gains/losses divestments					(237)	214		15		(8)
Result divested units		4	(129)		139	131		6		152
Special items			89		3					93

Underlying result before tax	92	187	(868)	(530)	152	(2)	179	(566)		(1,356)

The business lines are analyzed on a total basis for Income, Expenses and Result before tax, the geographical analyses are based on underlying figures.
RETAIL NETHERLANDS

	Retail Netherlands
(EUR millions)	2010	2009	2008
Interest result	3,795	3,278	3,564
Commission income	507	535	633
Investment income	7	4	27
Other income	24	64	112

Total income	4,333	3,882	4,335

Operating expenses	2,687	2,773	3,097
Additions to the provision for loan losses	561	529	251

Total expenditure	3,249	3,301	3,348

Result before tax	1,084	580	987
Gains/losses on divestments
Result divested units
Special items	311	303	271

Underlying result before tax	1,396	883	1,258

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income increased by 11.6%, or EUR 451 million, to EUR 4,333 million in 2010 from EUR 3,882 million in 2009. The interest result increased EUR 517 million or 15.8%, mainly driven by higher margins and volumes on mortgages and savings and despite lower demand for business lending. Commission income decreased EUR 28 million or 5.2%, mainly due to lower funds transfer fees. Investment and Other income decreased EUR 37 million or 54.4% to EUR 31 million in 2010.
Expenses
Operating expenses decreased by 3.1%, or EUR 86 million, to EUR 2,687 million in 2010 from EUR 2,773 million in 2009. In 2010, EUR 311 million of special items is included in operating expenses, including EUR 242 million in provisions and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank), other restructuring expenses and costs related to the operational and legal separation of WestlandUtrecht Bank. In 2009, EUR 303 million of special items is included related to the Retail Netherlands Strategy and the Group initiative to reduce operating expenses. Excluding these special items, operating expenses declined EUR 94 million or 3.8%, driven by the cost containment measures and the benefits of the merger of ING Bank and Postbank. The cost/income ratio improved to 62.0% in 2010 from 71.4% in 2009. Excluding special items, the underlying cost/income ratio improved to 54.8% from 63.6%.
The addition to the provision for loan losses increased by 6.0%, or EUR 32 million, to EUR 561 million in 2010 from EUR 529 million in 2009. The increase can be principally explained by the one-off impact of a model update for mortgages that reflects lower anticipated recovery rates. Risk costs for the mid-corporate and SME segment declined somewhat compared with previous year as a result of lower provisioning for sectors such as transport and greenhouse farming. The total addition equaled 108 basis points of average risk-weighted assets in 2010, compared to 107 basis points in 2009.
Result before tax and underlying result before tax
Result before tax improved by 86.9%, or EUR 504 million, to EUR 1,084 million in 2010 from EUR 580 million in 2009. Result before tax included EUR 311 million of special items in 2010 compared to EUR 303 million in 2009. Excluding special items, underlying result before tax increased by 58.1%, or EUR 513 million, to EUR 1,396 million in 2010 from EUR 883 million in 2009. This improvement was driven mainly by higher margins and volumes on mortgages and savings.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income decreased by 10.4%, or EUR 453 million, to EUR 3,882 million in 2009 from EUR 4,335 million in 2008. The interest result decreased EUR 286 million or 8.0%, mainly driven by a decline in margins due to the continued competition for savings. Commission income decreased EUR 98 million or 15.5%, driven by the deterioration of the equity markets. Investment and Other income decreased EUR 70 million or 51.1%, among others due to lower income on financial market related products in the business segment (SME and mid-corporates).
Expenses
Operating expenses decreased by 10.5%, or EUR 324 million, to EUR 2,773 million in 2009 from EUR 3,097 million in 2008. In 2009, EUR 303 million of special items is included in operating expenses, mainly related to the Retail Netherlands Strategy (combining ING Bank and Postbank), and restructuring costs and provisions related to the Group initiative to reduce operating expenses. In 2008, EUR 271 million of special items is included related to the Retail Netherlands Strategy. Excluding these special items, operating expenses declined EUR 356 million or 12.6%, driven by the cost containment measures and the benefits of the merger of ING Bank and Postbank. The cost/income ratio remained stable at 71.4%. Excluding special items, the underlying cost/income ratio improved to 63.6% from 65.2% in 2008.
The addition to the provision for loan losses doubled to EUR 529 million in 2009 from EUR 251 million in 2008, mainly due to higher risk costs in the mid-corporate and SME segments. The total addition equaled 107 basis points of average risk-weighted assets in 2009, compared to 57 basis points in 2008.
Result before tax and underlying result before tax
In the Netherlands, result before tax declined by 41.2%, or EUR 407 million, to EUR 580 million in 2009 from EUR 987 million in 2008. Result before tax included EUR 303 million of special items in 2009 compared to EUR 271 million in 2008. Excluding special items, underlying result before tax declined by 29.8%, or EUR 375 million, to EUR 883 million in 2009 from EUR 1,258 million in 2008. This deterioration was mainly due to lower interest results and higher risk costs, partly offset by lower operating expenses.
RETAIL BELGIUM

	Retail Belgium
(EUR millions)	2010	2009	2008
Interest result	1,603	1,637	1,286
Commission income	347	407	473
Investment income	101	27	(4)
Other income	73	86	60

Total income	2,123	2,156	1,816

Operating expenses	1,369	1,416	1,455
Additions to the provision for loan losses	160	199	32

Total expenditure	1,529	1,615	1,488

Result before tax	595	541	328
Gains/losses on divestments	(69)
Result divested units		(21)	(21)
Special items	20	58	___

Underlying result before tax	545	578	306

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income decreased by 1.5%, or EUR 33 million, to EUR 2,123 million in 2010 from EUR 2,156 million in 2009. The interest result decreased EUR 34 million or 2.1%, as the impact of higher volumes in most products as well as increased margins on mortgages and savings was offset by lower margins on business lending (due to stronger competition) and current accounts (reflecting the low interest rate environment). Commission income decreased EUR 60 million or 14.7%, mainly due to lower commissions in the asset management and securities business following the sale of the Swiss Private Banking activities in the beginning of 2010. Investment and Other income increased EUR 61 million or 54.0% to EUR 174 million in 2010, driven by the EUR 69 million gain on the sale of the Swiss Private Banking activities.
Expenses
Operating expenses decreased by 3.3%, or EUR 47 million, to EUR 1,369 million in 2010 from EUR 1,416 million in 2009, driven by the divestment of the Swiss Private Banking activities. In 2010, EUR 20 million of special items is included in operating expenses, related to the domestic transformation program. In 2009, special items amounted to EUR 58 million. Excluding special items and the impact of the divestment, operating expenses increased EUR 65 million or 5.1%, mainly due to higher deposit guarantee scheme costs. The cost/income ratio declined from 65.7% in 2009 to 64.5% in 2010. Excluding special items and divestments, the underlying cost/income ratio increased to 65.7% from 62.3%.
The addition to the provision for loan losses decreased by 19.6%, or EUR 39 million, to EUR 160 million in 2010 from EUR 199 million in 2009, mainly due to lower risk costs in the mid-corporate segment while risk costs on mortgages remained negligible. The total addition equaled 83 basis points of average risk-weighted assets in 2010, compared to 103 basis points in 2009.
Result before tax and underlying result before tax
In Belgium, result before tax increased 10.0%, or EUR 54 million, to EUR 595 million in 2010 from EUR 541 million in 2009. Excluding special items and the impact of the divestment of the Swiss Private Banking activities, underlying result before tax decreased 5.7%, or EUR 33 million, to EUR 545 million in 2010 from EUR 578 million in 2009.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income increased by 18.7%, or EUR 340 million, to EUR 2,156 million in 2009 from EUR 1,816 million in 2008. The interest result increased EUR 351 million or 27.3%, mainly driven by higher margins and volumes on savings and deposits. Commission income decreased EUR 66 million or 14.0%, mainly due to deterioration of equity markets which affected management and securities fees. Investment and Other income increased EUR 56 million or 100%, due to higher investment income and an improvement in the valuation result non-trading derivatives.
Expenses
Operating expenses decreased by 2.7%, or EUR 39 million, to EUR 1,416 million in 2009 from EUR 1,455 million in 2008. In 2009, EUR 58 million of special items is included in operating expenses, mainly related to the domestic transformation program. In 2008, no special items were included. Excluding these special items, operating expenses declined EUR 97 million or 6.7%, driven by the cost containment measures and the benefits of the transformation program. The cost/income ratio improved to 65.7% from 80.2% in 2008. Excluding special items, the underlying cost/income ratio improved to 63.0% from 80.2%.
The addition to the provision for loan losses increased to EUR 199 million in 2009 from EUR 32 million in 2008, mainly due to higher risk costs in the mid-corporate and SME segment. The total addition equaled 103 basis points of average risk-weighted assets in 2009, compared to 17 basis points in 2008.
Result before tax and underlying result before tax
In Belgium, result before tax increased 64.9%, or EUR 213 million, to EUR 541 million in 2009 from EUR 328 million in 2008. Result before tax in 2009 contained EUR 58 million of special items in expenses. The operating result before tax of the divested Swiss Private Banking activities was in both years EUR 21 million. Excluding these items, underlying result before tax increased 88.9%, or EUR 271 million, to EUR 578 million in 2009 from EUR 306 million in 2008.

ING DIRECT

	ING Direct
(EUR millions)	2010	2009	2008
Interest result	3,774	3,136	2,517
Commission income	151	167	150
Investment income	(100)	(1,276)	(1,852)
Other income	(43)	(182)	63

Total income	3,782	1,845	878

Operating expenses	1,886	1,722	1,750
Additions to the provision for loan losses	446	765	283

Total expenditure	2,332	2,487	2,033

Result before tax	1,449	(641)	(1,155)
Gains/losses on divestments
Result divested units
Special items		(25)	30

Underlying result before tax	1,449	(667)	(1,125)

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income increased by 105%, or EUR 1,937 million, to EUR 3,782 million in 2010 from EUR 1,845 million in 2009, mainly due to the EUR 638 million higher interest result and the improvement of investment and other income by EUR 1,315 million. The latter was mainly driven by EUR 1,287 million lower impairments on debt securities (mainly on the Alt-A RMBS portfolio in the US), which declined to EUR 107 million in 2010 from EUR 1,394 million in 2009. The increase in the interest result was mainly driven by the improvement of the interest margin to 1.24% from 1.10% in 2009 supported by higher volumes. In 2010, total client balances grew by EUR 43.8 billion, or 12.4%, to EUR 397.6 billion at year-end. Commission income decreased by 9.6% to EUR 151 million.
Expenses
Operating expenses increased by 9.5%, or EUR 164 million, to EUR 1,886 million in 2010 from EUR 1,722 million in 2009. Excluding EUR 58 million of expenses in special items in 2009, for not launching ING Direct Japan and other restructuring costs, operating expenses rose by EUR 223 million or 13.4%. This increase was driven by higher marketing costs related to promotional campaigns, the roll out of payment accounts and higher staff costs. The cost/income ratio improved to 49.9% in 2010 from 93.3% in 2009. The number of full-time staff increased by 7.4% to 10,144 at the end of 2010 from 9,448 a year earlier.
The addition to the provision for loan losses decreased by 41.7%, or EUR 319 million, to EUR 446 million in 2010 from EUR 765 million in 2009 mainly driven by the US, where housing prices and the unemployment rate began to stabilize and delinquencies diminished. The addition in 2010 equaled 59 basis points of average risk-weighted assets, down from 112 basis points in 2009.
Result before tax and underlying result before tax
ING Direct’s result before tax improved by EUR 2,090 million, to EUR 1,449 million in 2010 from EUR (641) million in 2009, primarily driven by higher interest results, lower impairments on debt securities and lower additions to the loan loss provisions, in part offset by higher expenses.
In 2009, result before tax included a profit of EUR 25 million in special items as additional expenses for not launching ING Direct Japan and other restructuring costs were more than offset by the result on the IABF transaction. In 2010, no special items were included in the result. Excluding special items, underlying result before tax from ING Direct in 2010 improved by EUR 2,116 million, to a profit of EUR 1,449 million in 2010 from a loss of EUR 667 million in 2009.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income increased by 110.1%, or EUR 967 million, to EUR 1,845 million in 2009 from EUR 878 million in 2008, mainly due to the EUR 619 million higher interest result and EUR 576 million improvement of investment income, partly offset by the EUR 245 million lower other income. The increase in the interest result was mainly driven by the improvement of the interest margin to 1.10% from 0.94% in 2008 supported by lower central bank rates across the globe and higher volumes. In 2009, total client balances grew by EUR 45.5 billion, or 14.8%, to EUR 353.8 billion at year-end. Commission income increased by 11.3% to EUR 167 million. Investment and other income was up EUR 332 million. This improvement was driven by EUR 497 million lower impairments on debt securities (mainly on the Alt-A RMBS portfolio in the US), EUR 82 million higher realized gains on the sale of bonds (including the results on the Illiquid Assets Back-up Facility transaction with the Dutch State) and higher net trading income, partly offset by lower valuation results non-trading derivatives.
Expenses
Operating expenses decreased by 1.6%, or EUR 28 million, to EUR 1,722 million in 2009 from EUR 1,750 million in 2008 despite a sharp increase in deposit insurance premiums in the US and Germany. The decline reflects strong cost containment, reduced marketing expenses and the cancellation of the Japan start up at the end of 2008. Excluding special items, impairments on debt securities, and other market impacts the underlying cost/income ratio decreased to 51.3% in 2009 from 62.1% in 2008. The number of full-time staff decreased by 5.3% to 9,448 at the end of 2009 from 9,980 a year earlier.
The addition to the provision for loan losses increased by 170%, or EUR 482 million, to EUR 765 million in 2009 from EUR 283 million in 2008 mainly driven by a higher rate of delinquencies in the US mortgage market. The addition in 2009 equaled 112 basis points of average risk-weighted assets, up from 55 basis points in 2008.
Result before tax and underlying result before tax
ING Direct’s result before tax improved by EUR 514 million, to EUR (641) million in 2009 from EUR (1,155) million in 2008, primarily driven by higher interest results and lower impairments on debt securities, in part offset by higher additions to the loan loss provisions.
In 2008, result before tax included a charge of EUR 30 million in special items related to the decision not to launch ING Direct Japan. In 2009, special items resulted in a profit of EUR 25 million, as additional expenses for not launching ING Direct Japan and other restructuring costs were more than offset by the result on the IABF transaction. Excluding special items, underlying result before tax from ING Direct in 2009 improved by EUR 458 million, to a loss of EUR 667 million in 2009 from a loss of EUR 1,125 million in 2008.
RETAIL CENTRAL EUROPE

	Retail Central Europe
(EUR millions)	2010	2009	2008
Interest result	670	675	589
Commission income	278	261	279
Investment income	2	8	10
Other income	27	(64)	(8)

Total income	977	880	870

Operating expenses	762	685	795
Additions to the provision for loan losses	61	117	65

Total expenditure	822	802	861

Result before tax	155	78	9
Gains/losses on divestments
Result divested units
Special items		7

Underlying result before tax	155	85	9

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income increased by 11.0%, or EUR 97 million, to EUR 977 million in 2010 from EUR 880 million in 2009. The interest result decreased EUR 5 million or (0.7)%, mainly driven by pressure on margins in Turkey due to increased competition, while interest margins in Poland and Romania improved. Commission income increased EUR 17 million or 6.5%, largely attributable to Poland. Investment and Other income rose EUR 85 million, due to improvements in both Poland and Turkey despite increased negative fair value changes on derivatives not eligible for hedge accounting in Turkey.

Expenses
Operating expenses increased by 11.2%, or EUR 77 million, to EUR 762 million in 2010 from EUR 685 million in 2009. In 2010, no special items were included in operating expenses. In 2009, special items under expenses amounted to EUR 25 million, mainly related to the closure of the Ukraine retail activities. Excluding these special items, operating expenses increased EUR 102 million or 15.5%, reflecting business growth and increased staff costs. The cost/income ratio increased slightly from 77.8% in 2009 to 77.9% in 2010. Excluding special items, the underlying cost/income ratio increased to 77.9% from 76.7%.
The addition to the provision for loan losses decreased by 47.9%, or EUR 56 million, to EUR 61 million in 2010 from EUR 117 million in 2009, mainly the result of releases of specific provisions, lower delinquencies on the retail loan portfolios and improved data quality in Romania and Turkey. The total addition equaled 28 basis points of average risk-weighted assets in 2010, compared to 61 basis points in 2009.
Result before tax and underlying result before tax
Result before tax in Central Europe increased EUR 77 million, or 98.7%, to EUR 155 million in 2010 from EUR 78 million in 2009. Result before tax in Poland increased from EUR 16 million in 2009 to EUR 88 million in 2010, while Romania improved from EUR (14) million in 2009 to EUR 7 million in 2010. The result before tax in Turkey decreased from EUR 84 million in 2009 to EUR 56 million in 2010. The result before tax of the other retail activities in Central Europe improved from EUR (7) million in 2009 to EUR 4 million in 2010.
In 2010, no special items were included against EUR 7 million in 2009. Excluding special items, underlying result before tax of Central Europe increased EUR 70 million, or 82.4%, to EUR 155 million in 2010 from EUR 85 million in 2009.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income increased by 1.1%, or EUR 10 million, to EUR 880 million in 2009 from EUR 870 million in 2008. The interest result increased EUR 86 million or 14.6%, mainly driven by volume growth and higher margins in Turkey. Commission income decreased EUR 18 million or 6.5%, mainly due to lower volumes in asset-management related products. Investment and Other income decreased EUR 58 million, among others due to losses on foreign exchange derivatives for mid-corporates in Poland and negative fair value changes on derivatives not eligible for hedge acounting in Turkey. This was in part offset by a EUR 19 million positive currency result related to the closure of the Ukraine retail activities (booked as a special item).
Expenses
Operating expenses decreased by 13.8%, or EUR 110 million, to EUR 685 million in 2009 from EUR 795 million in 2008. In 2009, EUR 25 million of special items is included in operating expenses, mainly related to the restructuring provision for the closure of the Ukraine retail activities. In 2008, no special items were included. Excluding these special items, operating expenses declined EUR 135 million or 17.0%, driven by both cost containment measures and favorable currency movements. The cost/income ratio decreased from 91.5% in 2008 to 77.8% in 2009. Excluding special items, the underlying cost/income ratio improved to 76.7% from 91.5%.
The addition to the provision for loan losses increased by 80.0%, or EUR 52 million, to EUR 117 million in 2009 from EUR 65 million in 2008. The total addition equaled 61 basis points of average risk-weighted assets in 2009, compared to 41 basis points in 2008.
Result before tax and underlying result before tax
Result before tax in Central Europe increased from EUR 9 million in 2008 to EUR 78 million in 2009, driven by higher income and lower expenses. Result before tax in Poland decreased from EUR 67 million in 2008 to EUR 16 million in 2009. In Turkey result before tax increased from EUR (17) million in 2008 to EUR 84 million in 2009. The result before tax of Romania improved to EUR (14) million from EUR (17) million in 2008 and the result of the other retail activities in Central Europe improved to EUR (7) million in 2009 from EUR (24) million in 2008.
Result before tax contained EUR 7 million of special items in 2009, mainly related to the closure of the Ukraine retail activities and nil in 2008. Excluding these items, underlying result before tax of Central Europe increased to EUR 85 million in 2009 from EUR 9 million in 2008.

RETAIL ASIA

	Retail Asia
(EUR millions)	2010	2009	2008
Interest result	171	148	118
Commission income	59	94	104
Investment income	374	17	32
Other income	37	47	79

Total income	640	306	333

Operating expenses	187	222	230
Additions to the provision for loan losses	26	153	52

Total expenditure	212	375	282

Result before tax	427	(69)	50
Gains/losses on divestments	(346)
Result divested units	(2)	93	(12)
Special items		2

Underlying result before tax	80	25	38

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income increased by 109%, or EUR 334 million, to EUR 640 million in 2010 from EUR 306 million in 2009. The increase is primarily driven by the EUR 346 million pre-tax gain on the sale of Private Banking Asia at the beginning of 2010. Excluding this gain and the operational results from the divested units, underlying income rose 44.7%, or EUR 88 million, to EUR 285 million in 2010 from EUR 197 million in 2009. The increase was mainly attributable to higher underlying interest results, which increased EUR 59 million or 53.6%, reflecting higher margins and volumes at ING Vysya Bank. Underlying commission income increased EUR 12 million or 27.9%. Underlying investment and Other income increased by EUR 19 million to EUR 62 million in 2010, due to the increased profit contribution from ING Bank’s share in the result of TMB in Thailand and higher dividends from Bank of Beijing and Kookmin Bank.
Expenses
Operating expenses decreased by 15.8%, or EUR 35 million, to EUR 187 million in 2010 from EUR 222 million in 2009. Excluding the impact of the divestment of Private Bank Asia and EUR 2 million of special items in 2009, underlying operating expenses increased by 36.4%, or EUR 48 million, to EUR 180 million in 2010 from EUR 132 million in 2009, principally as a result of higher staff costs, additional pension provisions and business growth. The underlying cost/income ratio improved from 67.0% in 2009 to 63.0% in 2010.
The addition to the provision for loan losses decreased by 83.0%, or EUR 127 million, to EUR 26 million in 2010 from EUR 153 million in 2009. Excluding EUR 114 million of risk costs at Private Banking Asia in 2009, the underlying addition to the provision for loan losses risk costs decreased by 33.3%, or EUR 13 million to EUR 26 million in 2010, mainly as a result of releases of specific provisions at ING Vysya Bank. The addition equaled 28 basis points of average risk-weighted assets in 2010, compared to 163 basis points in 2009 (or 47 basis points excluding Private Banking Asia).
Result before tax and underlying result before tax
Result before tax of Retail Asia turned into a profit of EUR 427 million in 2010 driven by the gain on the sale of Private Banking Asia, compared with a loss of EUR 69 million in 2009, when the result included a EUR 93 million loss from Private Banking Asia due to high risk costs. Excluding the impact of the divestment and EUR 2 million of special items in 2009, underlying result before tax of Retail Asia tripled to EUR 80 million in 2010 from EUR 25 million in 2009.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income declined by 8.1%, or EUR 27 million, to EUR 306 million in 2009 from EUR 333 million in 2008. The interest result increased EUR 30 million or 25.4%, reflecting higher margins and volumes. Commission income decreased EUR 10 million or 9.6%, mainly due to lower asset management income. Investment and Other income decreased EUR 47 million, among others due to lower dividend income from equity investments.

Expenses
Operating expenses decreased by 3.5%, or EUR 8 million, to EUR 222 million in 2009 from EUR 230 million in 2008. In 2009, EUR 2 million of special items was included in operating expenses. In 2008, no special items were included. Excluding these special items, operating expenses declined EUR 10 million or 4.3%. The cost/income ratio increased from 69.2% in 2008 to 72.6% in 2009.
The addition to the provision for loan losses increased by 194%, or EUR 101 million, to EUR 153 million in 2009 from EUR 52 million in 2008, mainly due to declining prices of assets that served as underlying collateral for loans in Private Banking. The addition to the provision for loan losses at ING Vysya Bank rose to EUR 39 million in 2009 from EUR 13 million in 2008. The total addition equaled 163 basis points of average risk-weighted assets in 2009, compared to 52 basis points in 2008.
Result before tax and underlying result before tax
Retail Asia experienced a loss before tax of EUR 69 million in 2009 compared to a profit of EUR 50 million in 2008, driven by higher additions to the provision for loan losses and lower income. Excluding the results of Private Banking Asia (divested in 2010) and EUR 2 million of special items in 2009, underlying result before tax of Retail Asia declined by EUR 13 million, or 34.2%, to EUR 25 million in 2009 from EUR 38 million in 2008. The decline was mainly due to lower dividend income from equity investments, while the result before tax of ING Vysya Bank was slightly up to EUR 18 million.
COMMERCIAL BANKING (excluding Real Estate)

	Commercial Banking excluding Real Estate
(EUR millions)	2010	2009	2008
Interest result	3,153	3,420	3,008
Commission income	937	834	742
Investment income	55	(85)	(167)
Other income	209	132	(3,633)

Total income	4,354	4,301	(49)

Operating expenses	2,218	2,111	2,234
Additions to the provision for loan losses	395	971	516

Total expenditure	2,612	3,082	2,750

Result before tax	1,742	1,219	(2,799)
Gains/losses on divestments
Result divested units
Special items	43	231

Underlying result before tax	1,784	1,450	(2,799)

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income increased by EUR 53 million, or 1.2%, to EUR 4,354 million in 2010 from EUR 4,301 million in 2009. The interest result decreased 7.8%, or EUR 267 million, to EUR 3,153 million in 2010 from EUR 3,420 million in 2009, driven by lower interest results within Financial Markets which more than offset higher interest results in the other product groups, especially in Structured Finance. Commission income increased 12.4%, or EUR 103 million, to EUR 937 million in 2010 from EUR 834 million in 2009. Investment and other income improved by EUR 217 million, to EUR 264 million in 2010 from EUR 47 million in 2009, principally as a result of lower negative market impacts.
Expenses
Operating expenses increased by EUR 107 million, or 5.1%, to EUR 2,218 million in 2010 from EUR 2,111 million in 2009. Excluding EUR 43 million of special items (mainly related to IT decommissioning) in 2010 and EUR 231 million of restructuring expenses in 2009, operating expenses increased by EUR 295 million or 15.7% to EUR 2,175 million, partly due to an accrual adjustment related to the deferral of incentive compensation in 2009. Including the EU IAS 39 hedge accounting carve-out, the cost/income ratio increased to 44.8% in 2010 compared with 42.6% in 2009. Also adjusted for the impact of special items, the underling cost/income ratio was 44.0% compared with 37.9% in 2009.

The addition to the provision for loan losses was EUR 395 million in 2010, a decrease of EUR 576 million or 59.3% compared with 2009, reflecting improving economic conditions. The addition in 2010 equaled 30 basis points of average risk-weighted assets (64 basis points in 2009).
Result before tax
Result before tax increased EUR 523 million, or 42.9%, to EUR 1,742 million in 2010 from EUR 1,219 million in 2009. In 2010, special items had a negative impact of EUR 43 million against EUR 231 million in 2009. Excluding these special items, underlying result before tax increased by EUR 334 million.
Underlying result before tax
Underlying result before tax from Commercial Banking excluding Real Estate increased by EUR 334 million, or 23.0%, to EUR 1,784 million in 2010 from EUR 1,450 million in 2009. As discussed below, higher underlying results before tax were recorded in Structured Finance (largely due to higher interest and commission income as well as lower risk costs), Leasing & Factoring and General Lending & PCM. Underlying results from both Financial Markets and Other Products declined.
General Lending & PCM
In General Lending & Payments and Cash Management (PCM), underlying result before tax increased 6.8%, or EUR 29 million, to EUR 455 million in 2010 from EUR 426 million in 2009, as somewhat lower income and higher expenses were more than offset by lower additions to the provision for loan losses. Total income decreased by 6.2%, or EUR 76 million, to EUR 1,159 million in 2010 from EUR 1,235 million in 2009, as a small increase in the interest result was offset by lower commission income and lower investment and other income. Operating expenses increased by 3.8%, or EUR 20 million, to EUR 540 million in 2010 from EUR 520 million in 2009. The addition to the provision for loan losses declined to EUR 164 million in 2010 from EUR 289 million in 2009.
Structured Finance
In Structured Finance, underlying result before tax increased by 227%, or EUR 651 million, to EUR 938 million in 2010 from EUR 287 million in 2009. Income increased by 28.3% or EUR 318 million, to EUR 1,440 million in 2010 from EUR 1,122 million in 2009, driven by higher volumes and interest margins and higher commission income. Operating expenses increased by 27.6%, or EUR 80 million, to EUR 370 million in 2010 from EUR 290 million in 2009, partly due to an accrual adjustment related to the deferral of incentive compensation in 2009. The addition to the loan loss provision declined by 75.6% from EUR 545 million in 2009 to EUR 133 million in 2010. Excluding the addition to the loan loss provision the underlying result before tax increased 28.6%.
Leasing & Factoring
In Leasing & Factoring, underlying result before tax doubled to EUR 133 million in 2010 from EUR 67 million in 2009. Total income increased by 12.7%, or EUR 51 million, to EUR 454 million in 2010 from EUR 403 million in 2009. Operating expenses increased by 10.4%, or EUR 21 million, to EUR 222 million in 2010 from EUR 201 million in 2009. The addition to the loan loss provisions decreased from EUR 135 million in 2009 to EUR 100 million in 2010.
Financial Markets
Underlying result before tax from Financial Markets decreased by EUR 309 million, from EUR 633 million in 2009 to EUR 324 million in 2010. Total income decreased by EUR 161 million, to EUR 1,106 million in 2010 from EUR 1,267 million in 2009, largely due to lower market volatility in 2010 as well as the wind down of the proprietary trading book in the US. The interest result decreased by 34.1% or EUR 498 million; this was in part offset by a EUR 337 million increase of the non-interest components. Operating expenses increased by 23.9%, or EUR 151 million, to EUR 781 million in 2010. The increase was mainly due to an accrual adjustment related to the deferral of incentive compensation in 2009 and higher investments in the business.
Other Products
Underlying result before tax from the Other Products declined from EUR 37 million in 2009 to EUR (65) million in 2010. Income decreased by EUR 80 million as 2009 included positive revaluations on participations in ING Investment Management in the US and on an equity swap position. In addition, income from Corporate Finance and Equity Markets decreased due to a lack of activity on the market. Operating expenses increased by EUR 24 million, mainly driven by higher staff expenses.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income increased EUR 4,350 million to EUR 4,301 million in 2009 from EUR (49) million in 2008. The interest result increased 13.7%, or EUR 412 million, to EUR 3,420 million in 2009 from EUR 3,008 million in

2008, driven by higher margins in Structured Finance and General Lending. Commission income increased 12.4%, or EUR 92 million, to EUR 834 million in 2009 from EUR 742 million in 2008. Investment and other income improved by EUR 3,847 million, to EUR 47 million in 2009 from EUR (3,800) million in 2008. This strong improvement was due to Financial Markets, driven by EUR 3,614 million higher fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB.
Expenses
Operating expenses declined by EUR 123 million, or 5.5%, to EUR 2,111 million in 2009 from EUR 2,234 million in 2008. Excluding EUR 231 million restructuring expenses booked as special items in 2009, operating expenses decreased by EUR 354 million or 15.8% to EUR 1,880 million, partly caused by an accrual adjustment related to the deferral of incentive compensation in staff expenses in 2009. Including the EU IAS 39 hedge accounting carve-out, the cost/income ratio improved to 42.6% in 2009 compared with 61.0% in 2008. Also adjusted for the impact of special items, the underling cost/income ratio was to 37.9% in 2009.
The addition to the provision for loan losses was EUR 971 million in 2009, an increase by EUR 455 million or 88.2% compared with 2008, reflecting the worsening of the economic conditions. The addition in 2009 equaled 64 basis points of average risk-weighted assets compared with 33 basis points in 2008.
Result before tax
Result before tax increased EUR 4,018 million to EUR 1,219 million in 2009 from EUR (2,799) million in 2008. Special items in 2009 (restructuring costs and provisions) had a negative impact of EUR 231 million. Excluding these special items, underlying result before tax increased by EUR 4,249 million.
Underlying result before tax
Underlying result before tax from Commercial Banking excluding Real Estate increased EUR 4,249 million, to EUR 1,450 million in 2009 from EUR (2,799) million in 2008. Higher underlying results before tax were recorded in Financial Markets (largely due to higher fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB), General Lending & PCM and Other Products. As discussed further below, underlying results from Structured Finance and Leasing & Factoring both declined, fully attributable to the higher addition to the provision for loan losses.
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
Structured Finance
In Structured Finance, underlying result before tax declined by 11.1%, or EUR 36 million, to EUR 287 million in 2009 from EUR 323 million in 2008. Income increased by 17.2% or EUR 165 million, to EUR 1,122 million in 2009 from EUR 957 million in 2008, driven by higher interest margins. Operating expenses decreased by 18.8%, or EUR 67 million, to EUR 290 million in 2009 from EUR 357 million in 2008, partly caused by an accrual adjustment related to the deferral of incentive compensation in 2009. The addition to the loan loss provision rose by 96.8% from EUR 277 million in 2008 to EUR 545 million in 2009; excluding the addition to the loan loss provision the underlying result before tax was up 38.7%.
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
Financial Markets
Underlying result before tax from Financial Markets increased by EUR 3,987 million, from a loss of EUR 3,354 million in 2008 to a profit of EUR 633 million in 2009. Total income increased by EUR 3,911 million, to EUR 1,267 million in 2009 from EUR (2,644) million in 2008, largely due to EUR 3,614 million higher fair value changes on derivatives for which no hedge accounting is applied under IFRS-IASB. Furthermore interest result increased by 4.7% or EUR 66 million, investment income improved by EUR 143 million and commission income improved by EUR 98 million. Operating expenses decreased by 10.7%, or EUR 76 million, largely due to an accrual adjustment related to the deferral of incentive compensation in 2009.
Other Products
Underlying result before tax from the Other Products turned into a profit of EUR 37 million in 2009 from a loss of EUR 190 million in 2008. Income increased by EUR 126 million supported by positive revaluations on participations in ING Investment Management in the US and on equity swap positions. Operating expenses declined by EUR 103 million due to cost containment initiatives and EUR 30 million of restructuring costs taken in 2008.
ING REAL ESTATE

	ING Real Estate
(EUR millions)	2010	2009	2008
Interest result	404	401	229
Commission income	367	365	443
Investment income	(30)	(446)	(147)
Other income	134	(572)	(100)

Total income	875	(253)	425

Operating expenses	871	937	642
Additions to the provision for loan losses	102	239	80

Total expenditure	974	1,177	722

Result before tax	(99)	(1,430)	(297)
Gains/losses on divestments	26
Result divested units	(33)	401	221
Special items	42	40

Underlying result before tax	(63)	(988)	(76)

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total income increased EUR 1,128 million to EUR 875 million in 2010 from EUR (253) million in 2009. This strong improvement was driven principally by investment and other income, which increased by EUR 1,122 million, to EUR 104 million in 2010 from EUR (1,018) million in 2009, supported by the signs of stabilization in the property markets. Negative fair value changes on real estate investments (including associates) and impairments on property held for sale improved to EUR (71) million in 2010 from EUR (1,236) million in 2009. The divestment of the Summit portfolio in Canada in the last quarter of 2010 resulted in a loss of EUR 26 million. The interest result and commission income was slightly higher compared with 2009.
Expenses
Operating expenses declined by EUR 66 million, or 7.0%, to EUR 871 million in 2010 from EUR 937 million in 2009. Expenses included EUR 42 million of restructuring expenses in 2010, while in 2009 special items under expenses amounted to EUR 40 million. Excluding these special items, operating expenses decreased by EUR 68 million, or 7.6%, to EUR 829 million. This decrease was fully driven by lower impairments on development projects, which declined to EUR 383 million in 2010 from EUR 451 million in 2009.
The addition to the provision for loan losses was EUR 102 million in 2010, a decrease of EUR 137 million or 57.3% compared with 2009, reflecting improving economic conditions. The addition in 2010 equaled 58 basis points of average risk-weighted assets compared to 117 basis points in 2009.
Result before tax and underlying result before tax
ING Real Estate’s result before tax improved from a loss of EUR 1,430 million in 2009 to a loss of EUR 99 million in 2010, mainly driven by less negative revaluations on real estate investments and lower impairments on development projects.
Excluding special items and the impact of the divestment of Summit, underlying result before tax of ING Real Estate improved by EUR 925 million, to a loss of EUR 63 million in 2010 from a loss of EUR 988 million in 2009. The Investment Portfolio posted an underlying loss before tax of EUR 84 million in 2010 compared to a loss of EUR 762 million in 2009, reflecting lower negative revaluations. The underlying result before tax of the Investment Management activities decreased by 27.0%, or EUR 17 million to EUR 46 million in 2010, following lower fee income and increased costs. Result before tax at the Finance activities increased by 106% to EUR 373 million in 2010, driven by lower additions to the loan loss provision and an 11.1% increase in income. Result from Real Estate Development improved from a loss of EUR 470 million in 2009 to a loss of EUR 398 million in 2010, mainly attributable to lower impairments on development projects.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total income of ING Real Estate declined to EUR (253) million in 2009 from EUR 425 million in 2008 mainly caused by declining property values. The interest result increased 75.1%, or EUR 172 million, to EUR 401 million in 2009 from EUR 229 million in 2008, driven by higher margins in Real Estate Finance and lower funding costs in other business lines. Commission income declined 17.6%, or EUR 78 million, to EUR 365 million in 2009 from EUR 443 million in 2008. Investment and other income declined by EUR 771 million, to EUR (1,018) million in 2009 from EUR (247) million in 2008. This strong decline was mainly due to increased negative fair value changes on real estate investments and impairments on property held for sale (reported under income), which deteriorated from EUR (664) million in 2008 to EUR (1,236) million in 2009.
Expenses
Operating expenses increased by EUR 295 million, or 46.0%, to EUR 937 million in 2009 from EUR 642 million in 2008. This increase was driven by higher impairments on development projects, which increased from EUR 66 million in 2008 to EUR 451 million in 2009, next to EUR 40 million of restructuring expenses included in special items. Excluding impairments and special items, expenses declined EUR 131 million, driven by cost containment initiatives.
The addition to the provision for loan losses was EUR 239 million in 2009, an increase of EUR 159 million compared with 2008, reflecting worsened economic conditions. The addition in 2009 equaled 117 basis points of average risk-weighted assets compared with 39 basis points in 2008.
Result before tax and underlying result before tax
ING Real Estate’s result before tax declined from EUR (297) million in 2008 to EUR (1,430) million in 2009, driven by negative revaluations on real estate investments and impairments on development projects.
Excluding special items and the impact of the divestment of Summit, underlying result before tax of ING Real Estate decreased by EUR 912 million, to a loss of EUR 988 million in 2009 from a loss of EUR 76 million in 2008. The Investment Portfolio posted a loss before tax of EUR 762 million in 2009 compared to a loss of EUR 464 million in 2008, reflecting higher negative revaluations. Underlying result before tax of the Investment Management activities decreased by 8.7%, or EUR 7 million to EUR 63 million in 2009, due to lower fee income. Result before tax at the Finance activities decreased by 24.6% to EUR 181 million in 2009, as higher margins could not compensate for the drop in volumes and higher additions to the loan loss provision. Result from Real Estate Development turned from a profit of EUR 78 million in 2008 to a loss of EUR 470 million in 2009, mainly attributable to higher impairments on real estate projects.

INSURANCE BENELUX

	Insurance Benelux
	2010	2009	2008
	(EUR millions)
Premium income	7,177	7,721	7,707
Commission income	46	70	89
Investment and Other income	2,956	2,045	3,161

Total income	10,179	9,836	10,957

Underwriting expenditure	8,305	8,382	9,141
Interest expenses	152	295	469
Operating expenses	983	1,184	1,255
Other	—	—	—

Total expenditure	9,440	9,862	10,864

Result before tax	738	(25)	92
Gains/losses on divestments	(5)	160
Result divested units
Special items	41	155

Underlying result before tax	775	290	92

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total premium income decreased by 7.0%, or EUR 544 million, to EUR 7,177 million in 2010. Life premiums in the Netherlands decreased by EUR 488 million as a result of tough market conditions, increased competition by Bank saving products and prioritising value creation over volume growth. In Belgium, life premiums decreased by EUR 38 million partly as a result of the low interest rate environment. Non-life premiums decreased by EUR 18 million to EUR 1,672 million. Investment and other income increased by EUR 911 million from EUR 2,045 million in 2009 to EUR 2,956 million in 2010 driven by EUR 379 million less negative real estate revaluations and EUR 59 million less negative losses and impairments on real estate. Furthermore, EUR 358 million lower losses on derivatives, mainly equity hedges related to separate account pension contracts and higher dividend income (EUR 47 million) contributed to the increase in investment income.
Expenses
Operating expenses decreased by 17.0%, or EUR 201 million, to EUR 983 million in 2010 as a result of the difference between the restructuring provision set up in 2009 (EUR 132 million) and 2010 (EUR 30 million). Furthermore staff expenses decreased due to lower full-time employee levels.
Result before tax and underlying result before tax
The result before tax increased by EUR 763 million to EUR 738 million in 2010 from a loss of EUR 25 million in 2009 driven by EUR 379 million lower negative real estate revaluations, EUR 59 million lower negative realised gains on real estate, EUR 201 million lower operating expenses and a EUR 89 million higher investment margin, further assisted by the EUR 160 million loss in 2009 on the divestment of the so-called industry pension fund portfolio of Nationale-Nederlanden and partly offset by the EUR 43 million lower technical margin. After a period of strong declining real estate values, the ING Insurance Real Estate Portfolio benefited from both the continuing recovery of the UK real estate market and stabilizing yields in Continental Europe. Underlying result before tax in the Benelux increased EUR 485 million to EUR 775 million in 2010 mainly as a result of adjusting the underlying result for the aforementioned divestment loss of EUR 160 million and the EUR 132 million restructuring provision in 2009, classified as special item.
The Netherlands
Underlying result before tax in the Netherlands increased by 156.8%, or EUR 472 million, to EUR 773 in 2010, due to EUR 422 million higher revaluations (mainly due to real estate) and EUR 77 million lower operating expenses.

Belgium/Luxemburg
Underlying result before tax in Belgium and Luxembourg increased EUR 10 million to EUR 2 million in 2010 due to a higher investment margin in Belgium and higher fees and premium based revenues in Luxembourg following higher sales.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total premium income increased by 0.2%, or EUR 14 million, to EUR 7,721 million in 2009. Life premiums decreased 0.5%, or EUR 29 million, to EUR 6,031 million and non-life premiums increased by 2.6%, or EUR 43 million, to EUR 1,690 million. In the Netherlands, premiums declined despite the one-time favourable impact of EUR 127 million from a change in group pension premium recognition, due to lower salary indexation on group contracts and fierce competition on the market for retail immediate annuities. Premium income in Belgium and Luxembourg showed an increase due to the sales of the recently introduced VA products.
Expenses
Operating expenses decreased by 5.7%, or EUR 71 million, to EUR 1,184 million in 2009. In 2009, significant expenses related to restructuring initiatives were made to bring the cost structure more in line with the new economic circumstances. In 2009, an internal staff reduction of 1,138 full-time equivalents was achieved.
Result before tax and underlying result before tax
The result before tax decreased by EUR 118 million to a loss of EUR 25 million in 2009 from a profit of EUR 93 million in 2008. In 2009, the result before tax was impacted by the divestment of the so-called industry pension fund portfolio of Nationale-Nederlanden (EUR 160 million loss). The underlying result before tax in 2009 increased to EUR 290 million from EUR 92 million in 2008.
The Netherlands
Underlying result before tax in the Netherlands increased to EUR 301 million from 66 million in 2008. The underlying result in 2009 was positively impacted by EUR 420 million higher private equity revaluations, a EUR 190 million improvement in the change in the provision for guarantees on separate account pension contracts (net of hedging), EUR 74 million lower operating expenses and the EUR 132 million restructuring provision formed in 2009 and classified as special item. These positive elements were offset by EUR 479 million lower public equity income due to lower corporate profits as well as ING’s de-risking policy through equity securities divestments. In addition, the profit sharing for policyholders in the Netherlands increased by EUR 99 million, the result on equity index options that hedge equity investments fell by EUR 68 million, and the non-life underwriting result decreased EUR 93 million.
Belgium/Luxemburg
Underlying result before tax in Belgium and Luxemburg decreased to a loss of EUR 12 million in 2009 from a profit of EUR 27 million in 2008 mainly due to EUR 70 million capital losses and impairments on debt securities.

INSURANCE CENTRAL AND REST OF EUROPE

	Insurance CRE
	2010	2009	2008
	(EUR millions)
Premium income	2,115	2,029	2,486
Commission income	147	158	168
Investment and Other income	344	349	304

Total income	2,607	2,536	2,959

Underwriting expenditure	2,082	1,941	2,414
Interest expenses		37	23
Operating expenses	324	295	338
Other	4		1

Total expenditure	2,411	2,272	2,777

Result before tax	196	264	182
Gains/losses on divestments	5	8
Result divested units	(1)	1	4
Special items	54	18

Underlying result before tax	253	290	187

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total premium income increased by 4.2%, or EUR 86 million, to EUR 2,115 million from EUR 2,029 million in 2009. Life premiums increased EUR 100 million to EUR 2,095 million primarily as a result of EUR 101 million in higher premiums, especially single premium products, in Poland. Non-life premiums decreased by EUR 14 million to EUR 20 million as a direct result of the divestment of the non-life business in Greece.
Expenses
Operating expenses increased by 9.8%, or EUR 29 million, to EUR 324 million in 2010 from EUR 295 million in 2009. Main drivers for this increase were the EUR 34 million higher expenses related to the Vision for Growth program, EUR 16 million tax on financial institutions in Hungary and EUR 8 million currency effect, partly compensated by EUR 18 million of restructuring provisions formed in 2009 and EUR 8 million lower expenses in Russia as a result of liquidating the life insurance business.
Result before tax and underlying result before tax
The result before tax decreased by 25.8%, or EUR 68 million, to EUR 196 million in 2010 from EUR 264 million in 2009. Besides the EUR 29 million higher operating expenses, the increase is further explained by the release in the provision for rider reserve in Poland and Hungary for an amount of EUR 23 million in 2009, EUR 12 million lower revenues in the pension fund in Poland, EUR 12 million lower revenues in the life company in Czech Republic and a lower realised result on surrenders. The underlying result before tax decreased by 12.7%, or EUR 37 million, to EUR 253 million in 2010, mainly as a result of EUR 52 million Vision for Growth program expenses classified as special item in 2010.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total premium income decreased by EUR 457 million to EUR 2,029 million from EUR 2,486 million in 2008. Life premiums decreased EUR 451 million to EUR 1,995 million and non-life premiums decreased by EUR 6 million to EUR 35 million. The decrease was mainly concentrated in Spain, Hungary and Poland due to lower single premium sales and was partly explained by the lower exchange rates of Central European currencies (EUR 147 million) as offset by a large group contract signed in Spain in 2008 (EUR 70 million).
Expenses
Operating expenses decreased by 12.7%, or EUR 43 million, to EUR 295 million in 2009. In 2009, significant expenses related to restructuring initiatives were made (EUR 18 million) to bring the cost structure down. Excluding these restructuring expenses, operating expenses decreased EUR 61 million, partly helped by the depreciation of Central European currencies against the euro (EUR 28 million).

Result before tax and underlying result before tax
The result before tax increased by 45.1%, or EUR 82 million, to EUR 264 million in 2009. In line with ING’s Back to Basics strategy, ING sold its pension business in Russia as well as the non-life operations in Greece (EUR 8 million loss). In addition, the life business in Russia was put into liquidation. The underlying result before tax in 2009 increased by 55.1%, or EUR 103 million, to EUR 290 million.
INSURANCE UNITED STATES

	Insurance United States
	2010	2009	2008
	(EUR millions)
Premium income	11,285	11,430	14,331
Commission	270	350	310
Investment and Other income	3,008	2,493	1,863

Total income	14,564	14,273	16,504

Underwriting expenditure	13,075	12,885	15,439
Interest expenses	76	114	201
Operating expenses	1,220	1,169	1,689
Other			3

Total expenditure	14,370	14,168	17,332

Result before tax	193	105	(828)
Gains/losses on divestments	13	80
Result divested units		(23)	(129)
Special items	101	194	89

Underlying result before tax	308	356	(868)

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total premium income decreased by 1.3%, or EUR 145 million, to EUR 11,285 million in 2010 mainly due to lower sales of Non-Registered Fixed Annuities partially offset by changes in currency. Investment and other income in 2010 increased by 20.7%, or EUR 515 million, to EUR 3,008 million in 2010 for a large part due to higher revaluations, higher investment yields due to reinvestments into fixed income securities and changes in currency.
Expenses
Operating expenses increased 4.4%, or EUR 51 million, to EUR 1,220 million in 2010, driven by a EUR 43 million currency impact.
Result before tax and underlying result before tax
Result before tax in 2010 includes total losses on divestments of EUR 13 million, compared to EUR 80 million losses on divestment in 2009. Result before tax increased by 83.8%, or EUR 88 million, to EUR 193 million in 2010, partly due to EUR 67 million higher losses on divestments in 2009 and EUR 93 million higher special items in 2009, which mostly related to restructuring charges in the US, integration expenses for CitiStreet acquisition and costs related to the Alt-A transaction with the Dutch state. Underlying result before tax decreased by 13.5%, or EUR 48 million, to EUR 308 million in 2010 mainly as a result of unfavourable DAC and reserve adjustments related to Fixed Annuities.
Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total premium income decreased by 20.2%, or EUR 2,901 million, to EUR 11,430 million in 2009, for the largest part attributable to divestment of the Canada non-life business in 2009 which generated EUR 2,671 premium income in 2008. Investment and other income increased by 33.8%, or EUR 630 million, to EUR 2,493 million in 2009 as a result of EUR 536 million lower investment losses and impairments and EUR 204 million higher income from investments, primarily from positive revaluations.

Expenses
Underwriting expenditure decreased by 16.5%, or EUR 2,554 million, to 12,885 in 2009 largely driven by the divestment of the Canada non-life business which incurred EUR 2,115 million underwriting expenses in 2008. Operating expenses declined 30.8%, or EUR 520 million, to EUR 1,169 million in 2009 as a result of the divestment of the Canada non-life business which incurred EUR 544 million operating expenses in 2008.
Result before tax and underlying result before tax
Result before tax of 2009 includes total losses on divestments of EUR 80 million, which includes transaction costs associated with the sale of the Group Reinsurance business and losses associated with the divestment of Canada’s non-life business and the US independent retail broker dealer units. In addition, the special items in 2009 mainly reflect restructuring charges in the US, integration expenses for CitiStreet acquisition in the US and cost related to the Alt-A transaction with the Dutch state. Underlying result before tax increased by EUR 1,224 million to EUR 356 million driven by lower DAC unlocking, mainly in Retirement Services, lower investment losses and impairments, and lower operating expenses.
INSURANCE US CLOSED BLOCK VA

	Insurance US Closed Block VA
	2010	2009	2008
		(EUR millions)
Premium income	676	2,382	7,076
Commission	181	132	140
Investment and Other income	(607)	(1,809)	755

Total income	251	704	7,971

Underwriting expenditure	1,950	1,216	8,318
Interest expenses	5	5	(1)
Operating expenses	90	138	184
Other

Total expenditure	2,045	1,358	8,501

Result before tax	(1,793)	(654)	(530)
Gains/losses on divestments
Result divested units
Special items

Underlying result before tax	(1,793)	(654)	(530)

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total premium income decreased by 71.6%, or EUR 1,706 million, to EUR 676 million in 2010 as a result of the decision to stop selling variable annuities after March 31, 2010. Investment and other income increased 66.4%, or EUR 1,202 million, to a loss of EUR 607 million in 2010 primarily due to lower hedge losses in 2010.
Expenses
Underwriting expenditure increased by 60.4%, or EUR 734 million, to EUR 1,950 million in 2010 largely driven by the unlocking and write down of DAC in 2010 of EUR 1,459 million, compared to DAC unlocking of EUR 472 million in 2009. The operating expenses declined 34.8%, or EUR 48 million, to EUR 90 million in 2010, mainly due to the reduction or redeployment of product distribution and support services resulting from the strategic decision to cease sales of the variable annuities.
Result before tax and underlying result before tax
Result before tax in 2010 decreased by 174,2%, or EUR 1,139 million, to a loss of EUR 1,793 million due to reductions in the DAC balance in 2010, partially offset by lower hedge losses. Underlying result before tax for both 2010 and 2009 equalled to the result before tax.

Year ended December 31, 2009 compared to year ended December 31, 2008
Income
Total premium income decreased by 66.3%, or EUR 4,694 million, to EUR 2,382 million in 2009. The decrease was mainly due to lower variable annuity sales, where sales were intentionally reduced by increasing charges and reducing benefit guarantees. Investment and other income decreased 339.6%, or EUR 2,564 million, to a negative EUR 1,809 million in 2009 as a result of hedge losses in 2009 compared to hedge gains in 2008.
Expenses
Underwriting expenditure decreased by 85.4%, or EUR 7,102 million, to EUR 1,216 million in 2009 as a direct result of the aforementioned EUR 4,695 lower premium income and an increase in the DAC balance in 2009 compared to a reduction in the DAC balance in 2008. Operating expenses declined 25.0%, or EUR 46 million, to EUR 138 million in 2009 mainly as a result of EUR 27 million lower staff expenses due to lower sales.
Result before tax and underlying result before tax
Result before tax decreased by 23.4%, or EUR 124 million, to a loss of EUR 654 million in 2009 due higher costs of hedging and hedge losses, partially offset by an increase in the DAC balance. Underlying result before tax for both 2009 and 2008 equalled to the result before tax.
INSURANCE LATIN AMERICA

	Insurance Latin America
	2010	2009	2008
	(EUR millions)
Premium income	161	244	1,141
Commission	398	350	395
Investment and Other income	340	367	892

Total income	898	961	2,428

Underwriting expenditure	245	400	1,557
Interest expenses	67	101	18
Operating expenses	239	216	399
Other			207

Total expenditure	550	717	2,181

Result before tax	348	244	247
Gains/losses on divestments	(22)	31	(237)
Result divested units	16	(4)	139
Special items		2	3

Underlying result before tax	342	273	152

Year ended December 31, 2010 compared to year ended December 31, 2009
Income
Total premium income decreased by 34.0%, or EUR 83 million, to EUR 161 million in 2010. This decrease is primarily attributable to the divestment of the Chile Annuity business in 2009. Excluding this divestment premium income remained stable at EUR 161 million. Commission income increased by 13.7%, or EUR 48 million, to EUR 398 million in 2010 reflecting a higher fee income in Mexico associated with positive pension fund growth, which more than offset a decrease in fee level agreed with the regulator, and a higher fee income in Peru and Colombia as a result of economic growth and wage inflation.
Expenses
Underwriting expenditure decreased by 38.8%, or EUR 155 million to EUR 245 million in 2010, largely as a result of the divestment of the Chile Annuity business in 2009. Operating expenses increased 10.6%, or EUR 23 million, to EUR 239 million in 2010, primarily attributable to investments to roll out wealth management projects throughout the region.
Result before tax and underlying result before tax
Result before tax for 2010 increased by 42.6%, or EUR 104 million to EUR 348 million in 2010 and includes the result of the divestments of ING’s stake in Brasilvehiculos a joint venture with Banco de Brasil for an amount of EUR

22 million. The increase in result is otherwise driven by the EUR 155 million lower underwriting expenditure partly compensated by lower premium income, both largely attributable to the divestment of the Chile Annuity business in 2009. In Latin America underlying result before tax increased by 25.3%, or EUR 69 million, to EUR 342 million in 2010, mostly as a result of adjusting the result before tax for both the gains and losses on divestments and the results of these divestments.
Year ended December 31, 2009 compared to year ended December 31, 2008.
Income
Total premium income decreased by 78.6%, or EUR 897 million, to EUR 244 million in 2009. Commission income decreased 11.4%, or 45 million, to 350 million in 2009. Investment and other income decreased 58.9%, or EUR 525 million, to 367 million in 2009. The aforementioned decrease in premium income, commission income and investment and other income is caused by the divestment of non-core businesses in Chile, Argentina and Mexico.
Expenses
Operating expenses declined 45.9%, or EUR 183 million, to EUR 216 million in 2009 as a result of the divestment of non-core businesses in Chile, Argentina and Mexico.
Result before tax and underlying result before tax
Underlying result before tax improved 79.6% to EUR 273 million as recovery of equity markets through the region led to an improvement on legally-required investments in the pension business. Additionally, higher pension fee income and lower operating expenses also contributed to the profit improvement. Underlying result before tax in 2009 included a total gain on divestments of EUR 31 million, including those associated with Chile’s annuity, mortgage and consumer credit businesses, compared to a EUR 237 million loss on divestments in 2008.
INSURANCE ASIA/PACIFIC

	Insurance Asia/Pacific
	2010	2009	2008
	(EUR millions)
Premium income	6,506	6,653	11,040
Commission	12	147	210
Investment and Other income	911	1,064	301

Total income	7,429	7,864	11,551

Underwriting expenditure	6,369	6,482	10,908
Interest expenses	3	14	64
Operating expenses	541	664	927
Other		1

Total expenditure	6,913	7,160	11,899

Result before tax	516	704	(348)
Gains/losses on divestments		(337)	214
Result divested units		(23)	131
Special items		40

Underlying result before tax	516	383	(2)

Year ended December 31, 2010 compared to year ended December 31, 2009
Total income
Premium income declined 2.2%, or EUR 147 million, to EUR 6,506 million in 2010 as a result of the sale of ING’s stake in the life insurance and wealth management businesses in Australia and New Zealand. Excluding EUR 230 million premium income in 2009 related to the aforementioned sale would result in an increase in premium income by 1.3%, or EUR 84 million. Investment and other income decreased by 14.4%, or EUR 153 million, to EUR 911 million as a result of the divestment in Australia and New Zealand which generated EUR 366 million of investment and other income in 2009, partly off-set by higher investment income in 2010 in South Korea and Malaysia of EUR 114 million and EUR 48 million respectively.

Expenses
Operating expenses decreased 18.5%, or EUR 123 million, to EUR 541 million in 2010, again as a result of the divestments of life insurance and wealth management businesses in Australia and New Zealand which led to EUR 108 million lower expenses in 2010.
Result before tax and underlying result before tax
The result before tax decreased 26.7%, or EUR 188 million, to EUR 516 million in 2010 for the largest part driven by the EUR 337 million profit before tax in 2009 on the sale of the life insurance and wealth management businesses in Australia and New Zealand, partly offset by higher results before tax in 2010 in South Korea, Japan and Malaysia of EUR 42 million, EUR 34 million and EUR 24 million respectively. The underlying result before tax increased by 34.7%, or EUR 133 million, to EUR 516 million in 2010, mostly as a result of excluding the EUR 337 million profit before tax on the aforementioned sale.
South Korea
In South Korea underlying result increased by 18.3%, or EUR 42 million, to EUR 271 million from EUR 229 million in 2009.
Japan
In Japan underlying result increased by 24.8%, or EUR 34 million, to EUR 171 million from EUR 137 million in 2009.
Malaysia
In Malaysia underlying result increased by 37.5%, or EUR 24 million, to EUR 88 million from EUR 64 million in 2009.
Rest of Asia
Underlying result for the Rest of Asia increased by EUR 33 million to a loss of EUR 13 million from a loss of EUR 46 million in 2009.
Year ended December 31, 2009 compared to year ended December 31, 2008
Total income
Gross premium income declined 39.7% or EUR 4,387 million to EUR 6,653 million in 2009 from EUR 11,040 million in 2008. The decrease was partly due to the 40.8% lower premium income in Japan, as a result of the cessation of the SPVA business as of July 31, 2009. Excluding the discontinued SPVA business in Japan, premium income fell 32.2% due to the sale of the Taiwanese life insurance business in the 4th quarter of 2008 and the drop in new sales in South Korea on an overall weaker demand for investment-linked products in 2009, partly offset by higher premium income from robust new business growth in Malaysia, Hong Kong and Thailand.
Expenses
Operating expenses were down 28.4% or EUR 263 million to EUR 664 million from a year earlier driven by ongoing regional and business unit cost containment initiatives and efforts and by the sale of the Life Insurance business in Taiwan in the 4th quarter of 2008. In particular, operating expenses in South Korea declined 21.8% as structural, mostly administrative expenses, shrank, on lower fixed personnel costs due to ongoing staff rationalization and business and organizational restructuring.
Result before tax and underlying result before tax
On 30 November 2009, ING closed the sale of its stakes in its life insurance and wealth management businesses in Australia and New Zealand. The transaction generated a profit before tax of EUR 337 million. The results of the divested units are excluded from the underlying results in both periods. The result before tax was EUR 704 million, up EUR 1,052 million in 2009 from a loss of EUR 348 million in 2008. The underlying result before tax was EUR 383 million in 2009 compared with EUR (2) million in 2008.
South Korea
In South Korea, underlying result before tax increased by 87.6%, to EUR 229 million in 2009 from EUR 122 million in 2008. 2008 results were mainly affected by market related impacts, comprising negative revaluations on an equity derivative fund and credit linked securities and impairments on fixed income securities. Premium income decreased by 17.0% to EUR 2,731 million in 2009 from EUR 3,291 million in 2008 due to a decline in new sales that was partly offset by favourable in-force persistency. Operating expenses in 2009 decreased by 21.8% to EUR 171 million, mainly as a result of restructuring and other cost containment measures implemented throughout the year.

Japan
In Japan, the underlying result before tax was EUR 137 million in 2009, up EUR 211 million from a loss of EUR 74 million in 2008.
Malaysia
In Malaysia, the underlying result before tax rose 57.8% to EUR 64 million in 2009 compared with EUR 40 million in 2008. Operating expenses declined 1.8% to EUR 46 million despite strong new sales growth.
Rest of Asia
In Rest of Asia, the underlying loss before tax was EUR 46 million in 2009 compared with a loss of EUR 91 million in 2008. Operating expenses declined 44.0% to EUR 271 million.
ING INVESTMENT MANAGEMENT

	ING Investment Management
	2010	2009	2008
		(EUR millions)
Commission	887	762	850
Investment and Other income	25	(25)	(6)

Total income	912	737	844

Underwriting expenditure	3	3	4
Interest expenses	5	9	26
Operating expenses	786	594	633
Other			2

Total expenditure	794	605	665

Result before tax	118	132	179
Gains/losses on divestments
Result divested units
Special items	55	37

Underlying result before tax	173	169	179

Year ended December 31, 2010 compared to year ended December 31, 2009
Total income
Commission income increased 16.4%, or EUR 125 million, to EUR 887 million in 2010 from EUR 762 million in 2009. Excluding currency effects of EUR 32 million, commission income rose 11.7%, driven by the 12.8% increase in AuM and the introduction of a fixed service fee in 3Q 2010 related to the transfer of funds to the Luxembourg platform. As of the third quarter of 2010, expenses of these funds are no longer recorded as negative fee income.
Eexpenses
Operating expenses increased 32.3% or EUR 192 million to EUR 786 million in 2010. The increase is in part due to accrual adjustments related to the deferral of incentive compensation, which lowered expenses in the fourth quarter of 2009 by EUR 34 million. Excluding these accrual adjustments and currency effects, expenses rose 21.0% compared with 2009. This increase was mainly due to the introduction of a fixed service fee (EUR 17 million) and higher staff costs.
Result before tax and underlying result before tax
The result before tax decreased by 10.6%, or EUR 14 million, to EUR 118 million in 2010 from EUR 132 million in 2009, mainly as a result of the EUR 193 million higher operating expenses only partly compensated by the EUR 125 million higher commission income. The underlying result before tax in 2010 increased by 2.4%, or EUR 4 million, to EUR 173 million in 2010.

Year ended December 31, 2009 compared to year ended December 31, 2008
Total income
Commission income declined 10.4%, or EUR 88 million, to EUR 762 million in 2009 driven by the EUR 13 billion net outflow of AuM in 2009.
Operating expenses
Operating expenses declined 6.2%, or EUR 39 million, to EUR 594 million in 2009 as a result of the EUR 34 million deferral of incentive compensation in the 4th quarter of 2009.
Result before tax and underlying result before tax
The result before tax decreased by 26.3%, or EUR 47 million, to EUR 132 million in 2009 from EUR 179 million in 2008 principally as a result of the EUR 87 million lower commission income that was only partly offset by EUR 39 million lower operating expenses. The underlying result before tax in 2009 shows an increase of EUR 37 million compared to the result before tax as a direct result of the reorganisation expenses, due to the restructuring of the business, being classified as a special item.

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
As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2010 was EUR 18,377 million, at December 31, 2009, EUR 17,684 million and at December 31, 2008, EUR 18,841. The EUR 18,377 million of debt and capital securities outstanding at December 31, 2010, consisted of subordinated loans of EUR 11,766 million and debenture loans of EUR 6,571 million, both specified below :

			Balance sheet
Interest rate (%)	Year of issue	Due date	value
(EUR millions)
9.000	2008	Perpetual	10
8.500	2008	Perpetual	1,469
8.000	2008	Perpetual	1,485
7.375	2007	Perpetual	1,111
6.375	2007	Perpetual	773
5.140	2006	Perpetual	692
5.775	2005	Perpetual	741
6.125	2005	Perpetual	504
4.176	2005	Perpetual	498
Variable	2004	Perpetual	994
6.200	2003	Perpetual	363
Variable	2003	Perpetual	729
7.200	2002	Perpetual	748
7.050	2002	Perpetual	528
8.439	2000	December 31, 2030	1,121

			11,766

			Balance sheet
Interest rate (%)	Year of issue	Due date	value
(EUR millions)
5.625	2008	September 3, 2013	1,072
4.699	2007	June 1, 2035	117
4.75	2007	May 31, 2017	1,890
Variable	2006	June 28, 2011	749
Variable	2006	April 11, 2016	997
4.125	2006	April 11, 2016	746
6.125	2000	January 4, 2011	1,000

			6,571
At December 31, 2010, 2009 and 2008, ING Groep N.V. also owed EUR 737 million, EUR 800 million and EUR 1,319 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 737 million owed by ING Groep N.V. to ING Group companies at December 31, 2010, EUR 0 million was owed to ING Insurance companies, EUR 737 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.
In October 2008 ING issued core Tier 1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as core Tier 1 capital for regulatory purposes. Such securities were not issued in the years before. In December 2009 ING repurchased EUR 5,000 million of the non-voting equity securities to the Dutch State.

At December 31, 2010, 2009 and 2008, ING Groep N.V. had EUR 72 million, EUR 183 million and EUR 33 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 200 million, EUR 350 million and EUR 7,050 million in 2010, 2009 and 2008, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 0 million, EUR 350 million and EUR 2,800 million were received from ING Insurance in 2010, 2009 and 2008, respectively; EUR 200 million, EUR 0 million and EUR 4,250 million were received from ING Bank in 2010, 2009 and 2008, respectively. On the other hand, the Company injected EUR 1,500 million, EUR 700 million and EUR 12,720 million into its direct subsidiaries during the reporting year 2010, 2009 and 2008, respectively. Of the amounts injected by the Company, EUR 1,500 million, EUR 550 million and EUR 5,450 million were injected into ING Insurance in 2010, 2009 and 2008, respectively; EUR 0 million, EUR 150 million and EUR 7,200 million were injected into ING Bank in 2010, 2009 and 2008, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.
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
ING Group Consolidated Cash Flows
ING’s Risk Management, including liquidity, is discussed in Risk Management of Note 2.2.1 to the consolidated financial statements.
Year ended December 31, 2010 compared to year ended December 31, 2009
Net cash flow from operating activities amounted to EUR (4,775) million for the year ended December 31, 2010, compared with EUR (27,400) million for the year ended December 31, 2009. This increase was mainly due trading assets/trading liabilities and banks, loans and funds entrusted. The cash flow generated through the customer deposits and other funds on deposit and loans and advances was EUR 21,202 million and EUR (16,926) million respectively, offset by lower banks (amounts due from/to banks not available on demand). The cash flow employed in lending decreased from a cash inflow of EUR 11,552 million in 2009 to a cash outflow of EUR (16,926) million in 2010.
Net cash flow from investment activities in 2010 was EUR (3,349) million, compared to EUR 3,239 million in 2009. The decrease was mainly caused by higher disposals and redemptions of group companies, available-for-sale investments and investments for risk of policyholders.
Net cash flow from financing activities was EUR 7,640 million in 2010, compared to EUR 13,853 million in 2009. The decrease of EUR 6,213 million in net cash flow from financing activities is mainly due to lower repayments/proceeds of borrowed funds and debt securities.
The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2010 of EUR 20,740 million, compared with EUR 20,959 million at year-end 2009, a decrease of EUR 219 million from 2009 levels

	2010	2009
	(EUR millions)
Treasury bills and other eligible bills	4,441	3,182
Amounts due from/to banks	3,227	2,387
Cash and balances with central banks	13,072	15,390

Cash and cash equivalents at end of year	20,740	20,959

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
Year ended December 31, 2010 compared to year ended December 31, 2009
At December 31, 2010 and 2009, ING Bank had EUR 17,188 million and EUR 18,170 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.
Specification of cash position (EUR millions):

	2010	2009
	(EUR millions)
Cash	9,519	12,602
Short dated government paper	4,442	3,181
Banks on demand	3,227	2,386

Cash balance and cash equivalents	17,188	18,170

The EUR 24,634 million increase in ING Bank’s operating activities, consist of EUR 11,086 million cash outflow for the year ended December 31, 2010, compared to EUR 35,720 million cash outflow for the year ended December 31, 2009.
The cash flow from operating activities was largely affected by cash flows from Amounts due to and from Banks (cash outflow of EUR 14,164 million compared to a cash outflow in 2009 of EUR 58,799 million) and a cash outflow of loans and advances to customers of EUR 19,655 million compared to a cash inflow in 2009 of EUR 9,489).
Net cash flow for investment activities was EUR 1.303 million cash inflow (2009: EUR 4,819 million cash inflow). Investment in interest-earning securities was EUR 89,614 million and EUR 58,424 million in 2010 and 2009, respectively. Dispositions and redemptions of interest-earning securities was EUR 88,333 million and EUR 62,669 million in 2010 and 2009, respectively.
Net cash inflow from financing activities in 2010 amounted to EUR 8,224 million compared to a cash inflow in 2009 of EUR 21,681 million, and is mainly attributable to less on balance cash inflow from debt securities in issue.
The operating, investment and financing activities described above resulted in a negative cash flow of EUR (1,559) in 2010 compared to a negative net cash flow of EUR (9,220) million in 2009.
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
Net cash inflow from financing activities in 2009 amounted to EUR 21,681 compared to a cash inflow in 2008 of EUR 39,048 million, and is mainly attributable to less on balance cash inflow from debt securities in issue.
The operating, investment and financing activities described above resulted in a negative cash flow of EUR (9,220) in 2009 compared to a positive net cash flow of EUR 47,202 million in 2008.
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

The following table sets forth the capital position of ING Bank N.V. as of December 31, 2010, 2009 and 2008.
Capital position of ING Bank

	2010	2009	2008
	In EUR millions
Shareholders’ equity (parent)	31,266	27,480	20,635
Difference IFRS-IASB and IFRS-EU	3,185	2,742	2,254
Minority interests	749	960	1,198
Subordinated loans qualifying as Tier 1 capital (1)	8,438	8,057	7,085
Goodwill and intangibles deductible from Tier 1	(1,645)	(1,636)	(1,636)
Deductions Tier 1	(1,069)	(1,073)	(1,040)
Revaluation reserve (2)	(1,592)	(2,516)	3,523

Available capital — Tier 1	39,332	34,015	32,019

Supplementary capital — Tier 2 (3)	10,882	11,789	12,910
Available Tier 3 funds
Deductions	(1,069)	(1,073)	(1,040)

BIS capital	49,145	44,731	43,889

Risk-weighted assets	321,103	332,375	343,388

Tier 1 ratio	12.25%	10.23%	9.32%
BIS ratio	15.30%	13.46%	12.78%

Required capital based on Basel I floor (4)	29,860	28,709	34,369
BIS ratio based on Basel I floor (4)	13.17%	12.46%	10.22%

(1)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(2)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate

(3)	Includes eligible lower Tier-2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.

(4)	Using 80% in 2010 and 2009 and 90% in 2008 of Basel I Risk Weighted Assets .
Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.
ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.
ING Insurance Cash Flows
The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments. See “Risk Management” of Note 2.2.1 to the consolidated financial statements.
Year ended December 31, 2010 compared to year ended December 31, 2009
Premium income and Investment and Other income totaled EUR 27,947 million and EUR 7,597 million in 2010, respectively, and EUR 30,492 million and EUR 3,363 million in 2009. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 32,765 million, EUR 4,341 million and EUR 1,128 million in 2010 and EUR 30,984 million, EUR 4,387 million and EUR 1,052 million, respectively in 2009.

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 8,646 million at December 31, 2010 and EUR 9,425 million at December 31, 2009.

	2010	2009
	(EUR millions)
Cash and bank balances	4,057	3,752
Short term deposits	4,589	5,673

Total	8,646	9,425

Net cash provided by operating activities was EUR 2,857 million in 2010 and EUR 3,876 million in 2009.
Net cash used by ING Insurance in investment activities was EUR (4,466) million in 2010 and EUR (1,590) million in 2009.
Cash provided by ING Insurance’s financing activities amounted to EUR 1,140 million and EUR (7,303) million in 2010 and 2009, respectively.
Year ended December 31, 2009 compared to year ended December 31, 2008
Premium income and Investment and Other income totaled EUR 30,492 million and EUR 3,363 million in 2009, respectively, and EUR 43,812 million and EUR 8,970 million in 2008. Uses of funds by ING Insurance include underwriting expenditures (reinsurance premiums, benefits, surrenders, claims and profit sharing by life policyholders) and employee and other operating expenses, as well as interest expense on outstanding borrowings. Underwriting expenditures, employee and other operating expenses and interest expense for ING Insurance totaled EUR 30,984 million, EUR 4,387 million and EUR 1,052 million in 2009 and EUR 49,485 million, EUR 5,449 million and EUR 1,269 million in 2008.
ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 9,425 million at December 31, 2009 and EUR 14,440 million at December 31, respectively,in 2008.

	2009	2008
	(EUR millions)
Cash and bank balances	3,752	4,389
Short term deposits	5,673	10,051

Total	9,425	14,440

Net cash provided by operating activities was EUR 3,876 million in 2009 and EUR 13,129 million in 2008.
Net cash used by ING Insurance in investment activities was EUR (1,590) million in 2009 and EUR (8,034) million in 2008.
Cash provided by ING Insurance’s financing activities amounted to EUR (7,303) million and EUR 6,275 million in 2009 and 2008, respectively.

Adjusted Equity
ING calculates certain capital ratios on the basis of “adjusted equity”. Adjusted equity differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted equity excludes unrealized gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the core Tier 1 Securities. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. Adjusted equity for 2010, 2009 and 2008 is reconciled to shareholders’ equity as follows:

	2010	2009	2008
	(EUR millions)
Shareholders’ equity	38,370	31,121	15,080
Difference between IFRS-IASB and IFRS-EU	3,185	2,742	2,254
Core Tier 1 Securities	5,000	5,000	10,000
Group hybrid capital	12,039	11,478	11,655
Revaluation reserves debt securities and other	(3,425)	(1,291)	6,769

Adjusted equity	55,169	49,050	45,758

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier 1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.
“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR 330 million in 2010, EUR 2,325 million in 2009 and EUR 11,221 million in 2008, the cash flow hedge reserve of EUR (847) million in 2010, EUR (372) million in 2009 and EUR (1,177) million in 2008 and capitalized goodwill of EUR (2,908) million in 2010, EUR (3,244) million in 2009 and EUR (3,275) million in 2007.
ING uses adjusted equity in calculating its debt/equity ratio, which is a key measure in ING’s Group capital management process. The debt/equity ratio based on adjusted equity is used to measure the leverage of ING Group The target and actual debt/equity ratio based on adjusted equity are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis. ING uses adjusted equity for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:
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
To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING increased to 13.3% in 2010 from 12.4% in 2009. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2010 has been in the range of 19.9% to 9.0%. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Over the last year, ING has targeted a 15% debt/equity ratio for ING Group currently, but management aims to reduce the Group debt/equity ratio to 10% in the near term. In addition, ING stated in its Restructuring Plan as presented on October 26, 2009 that in the coming years, as insurance units are divested, ING wants to reduce its core Debt to zero, thereby eliminating the double leverage. These targets are reviewed at least once a year and approved by the Executive Board. During the yearly review, many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements
See Note 27 of Note 2.1 to the consolidated financial statements.

		Less	More		Less	More
		than	than		than	than
	Total	one	one	Total	one	one
	2010	year	year	2009	year	year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	22	22		17	17
Commitments concerning fixed-interest securities	1,120	1,115	5	634	609	25
Guarantees	678	114	564	955		955
Other commitments	848	661	187	995	726	269

Banking operations
Contingent liabilities in respect of:
- discounted bills	3	3		1	1
- guarantees	21,711	17,159	4,552	21,545	15,912	5,633
- irrevocable letters of credit	15,540	15,317	223	12,352	11,063	1,289
- other contingent liabilities	428	419	9	202	190	12

Irrevocable facilities	90,027	59,885	30,142	85,835	62,174	23,661

Total	130,377	94,695	35,682	122,536	90,692	31,844

Contractual obligations
The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31, 2010 and 2009. Reference is made to Note 21 Other liabilities in Note 2.1 for information about future payments in relation to pension benefit liabilities.

	Payment due by period
		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years
			(EUR millions)
2010
Operating lease obligations	1,088	199	345	264	280
Subordinated loans of Group companies	13,780	2,647	2,357	1,167	7,609
Preference shares of Group companies	1,121				1,121
Debenture loans	135,604	77,525	23,316	18,205	16,558
Loans contracted	3,740	2,055		73	1,612
Loans from credit institutions	3,650	2,677	59	188	726
Insurance provisions (1)	163,864	11,883	18,291	16,995	116,695

Total	322,847	96,986	44,368	36,892	144,601

2009
Operating lease obligations	1,079	209	350	388	132
Subordinated loans of Group companies	14,430	1,107	5,241	762	7,320
Preference shares of Group companies	1,040				1,040
Debenture loans	119,981	75,015	16,636	17,333	10,997
Loans contracted	4,695	2,985		74	1,636
Loans from credit institutions	2,986	2,046	233	53	654
Insurance provisions (1)	148,901	11,808	15,906	17,164	104,023

Total	293,112	93,170	38,366	35,774	125,802

(1)	Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at December 31, 2010. Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6. Directors, Senior Management and Employees
Appointment and dismissal
Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. Pursuant to the Dutch law, this list is to contain at least two candidates for each vacancy, and if not, the list will be non-binding. With respect to the second candidate, ING Group’s policy is to propose retired senior managers or other high-ranking officers who, in view of the forthcoming abolition of this requirement, do not have to meet the independency requirements of the Corporate Governance Code or the requirements of the Supervisory Board Profile. The list will also be non-binding pursuant to a resolution to that effect of the General Meeting adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the expertise and reliability requirements set out in the Dutch Financial Supervision Act.
Members of the Supervisory Board may be suspended or dismissed at any time by a majority resolution of the General Meeting. A resolution to suspend or dismiss members of the Supervisory Board that has not been brought forward by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital.
In connection with the issue of the Securities to the Dutch State, ING Group and the Dutch State agreed that the Dutch State may recommend candidates for appointment to the Supervisory Board in such a way that upon appointment of all recommended candidates by the General Meeting, the Supervisory Board would comprise two State Nominees among its members. The Dutch State may recommend a Supervisory Board member already in office. The recommendation right of the Dutch State is subject to applicable law and to corporate governance practices, generally accepted under stock exchange listing regimes applicable to ING Group and continues as long as the Dutch State holds at least 250 million Securities, as long as the IABF continues or any of the Bonds is outstanding (whichever occurs last). Should the holding of the Dutch State decrease below 250 million Securities, and both the IABF and the Bonds have expired, the State Nominees will remain in office and complete their term of appointment.
Candidates recommended by the Dutch State will be nominated for appointment by way of a binding nomination, for appointment, unless one or more specified situations would occur. These include that:
•	the candidate is not fit and proper to discharge his duties as a Supervisory Board member;

•	upon appointment the composition of the Supervisory Board would not be appropriate and/or not be in accordance with the Supervisory Board Profile;

•	appointment would be incompatible with any provision of the Articles of Association, the Supervisory Board Charter, any principle or best-practice provision of the Corporate Governance Code as applied by ING Group and/or any other generally accepted corporate governance practice or requirement which is applicable to ING Group as an internationally listed company;

•	the relevant candidate has a structural conflict of interest with ING Group; and

•	the Dutch central bank refuses to issue a statement of ‘no objection’ for the appointment of the relevant candidate.
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
Certain resolutions of the Executive Board, specified in the Articles of Association of ING Group, the Executive Board Charter and in the Supervisory Board Charter, are subject to the approval of the Supervisory Board.
Pursuant to the agreements concerning the transactions with the Dutch State mentioned above, certain resolutions of the Supervisory Board are subject to the condition that no State Nominee voted against the proposal. These rights became effective as from the 2009 annual General Meeting. These resolutions relate to the following matters:
a.	the issue or acquisition of its own shares by ING Group, other than related to the Securities issue (including, for the avoidance of doubt, for the purpose of conversion or financing of a repurchase of Securities), as part of regular hedging operations or in connection with employment schemes;

b.	the cooperation by ING Group in the issue of depositary receipts for shares;

c.	the application for listing on or removal from the price list of any stock exchange of the securities referred to in a. or b.;

d.	the entry into or termination of lasting cooperation between ING Group or a dependent company and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for ING Group, i.e. amounting to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

e.	the acquisition by ING Group or a dependent company of a participating interest in the capital of another company amounting to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto or a material increase or decrease in the magnitude of such a participating interest;

f.	investments involving an amount equal to one-quarter or more of ING Group’s issued capital and reserves as disclosed in its balance sheet and notes thereto;

g.	a proposal to wind up ING Group;

h.	filing of a petition for bankruptcy or moratorium of ING Group;

i.	a proposal to reduce the issued capital of ING Group (other than related to the Securities issue);

j.	a proposal for merger, split-off or dissolution of ING Group;

k.	a proposal to change ING Group’s remuneration policy; and

l.	appointment of the chief executive officer of the Executive Board.
Profile of members of the Supervisory Board
The Supervisory Board has drawn up a profile to be used as a basis for its composition. The profile was submitted for discussion to the General Meeting in 2010. It is available on the website of ING Group (www.ing.com) and at the ING Group head office.
In view of their experience and the valuable contribution that former members of the Executive Board can make to the Supervisory Board, it has been decided, taking into account the size of the Supervisory Board and ING’s wide range of activities that such individuals may become members of the Supervisory Board of ING Group. There is, however, a restriction in that only one in every five other members of the Supervisory Board may be a former member of the Executive Board. In addition, this member must wait at least one year after resigning from the Executive Board before becoming eligible for appointment to the Supervisory Board. Former members of the Executive Board are not eligible for appointment to the position of chairman of the Supervisory Board.
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
Ancillary positions /Conflicting interests
Members of the Supervisory Board are asked to provide details on any other directorships, paid positions and ancillary positions they may hold. Such positions may not conflict with the interests of ING Group. It is the responsibility of the individual member of the Supervisory Board and the Corporate Governance Committee to ensure that the directorship duties are performed properly and are not affected by any other positions that the individual may hold outside the Group.
In accordance with the Corporate Governance Code, members of the Supervisory Board are to disclose material conflicts of interest and potential conflicts of interest and to provide all information relevant thereto. Thereupon the Supervisory Board — without the member concerned taking part — decides whether a conflict of interest exists. In special circumstances, the Supervisory Board may deviate from this rule and decide that, notwithstanding the fact that the matter would entail a conflict of interest according to the Corporate Governance Code, a conflict of interest does not exist. This concerns in particular situations in which the conflict of interest is based on a marriage that exists no longer, to allow for situations where there is no material family relation. In case of a conflict of interest, the relevant member of the Supervisory Board, as the Corporate Governance Code recommends, abstains from discussions and decision-making on the topic or the transaction in relation to which he or she has a conflict of interest with ING Group.
Transactions involving actual or potential conflicts of interest
In accordance with the Corporate Governance Code, transactions with members of the Supervisory Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation of the Corporate Governance Code however, this does not apply if (i) disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure; and/or (iii) the information is so competition-sensitive that disclosure could damage the competitive position of ING Group.
Significant conflicting interests are considered to be absent in case of a relationship that a member of the Supervisory Board may have with ING Group subsidiaries as an ordinary, private individual, with the exception of any loans that may have been granted.
Independence
Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board are to be regarded as independent on December 31, 2010. Members of the Supervisory Board to whom the independence criteria of the Corporate Governance Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.
Company secretary
ING Group’s company secretary is Jan-Willem Vink, general counsel of ING Group.
Committees of the Supervisory Board
On December 31, 2010, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee.
The organisation, powers and conduct of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. These charters are available on the website of ING Group (www.ing.com). A short description of the duties for the five Committees follows below.
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On December 31, 2010, the members of the Audit Committee were: Jackson Tai (chairman), Tineke Bahlmann, Henk Breukink, Godfried van der Lugt and Jeroen van der Veer. The Supervisory Board has determined that Aman Mehta, appointed to the Audit Committee as of February 14, 2011, is a financial expert as referred to in the Corporate Governance Code. He has gathered his experience by serving as chief executive officer of Hong Kong & Shanghai Banking Corporation (HSBC) in Hong Kong.
The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING Group as well as the structure and operation of the internal risk management and control systems. On December 31, 2010, the members of the Risk Committee were: Peter Elverding (chairman), Tineke Bahlmann, Claus Dieter Hoffmann, Piet Klaver, Godfried van der Lugt and Jackson Tai.
The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING and its subsidiaries are based. On December 31, 2010, the members of the Remuneration Committee were: Jeroen van der Veer (chairman), Peter Elverding, Piet Klaver, Joan Spero and Lodewijk de Waal.

The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. On December 31, 2010, the members of the Nomination Committee were: Peter Elverding (chairman), Piet Klaver, Joan Spero, Jeroen van der Veer and Lodewijk de Waal.
The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting and advises the Supervisory Board on improvements. On December 31, 2010, the members of the Corporate Governance Committee were: Peter Elverding (chairman), Henk Breukink, Claus Dieter Hoffmann, Aman Mehta and Lodewijk de Waal.
The current composition of the Supervisory Board Committees can be found on the Company’s website (www.ing.com), which is updated on a regular basis.
Remuneration and share ownership
The remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members ofthe Supervisory Board in these shares and these depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).
INFORMATION ON MEMBERS OF THE SUPERVISORY BOARD
Peter A.F.W. Elverding (chairman)
(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former chairman of the Managing Board of Directors of Koninklijke DSM N.V. Former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch central bank). Other business activities: chairman of the Supervisory Board of Océ N.V. (listed company). Member of the Supervisory Board of SHV Holdings N.V. Chairman of the Supervisory Board of Q-Park N.V. Member of the Supervisory Board of Koninklijke FrieslandCampina N.V. Chairman of the Supervisory Board of Oostwegel Holding BV. Member of the Board of Stichting Instituut GAK.
Jeroen van der Veer (vice -chairman)
(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2013)
Former chief executive officer of Royal Dutch Shell plc. Other business activities: vice-chairman and senior independent director of Unilever N.V., non-executive director of Royal Dutch Shell plc and member of the Supervisory Board of Koninklijke Philips Electronics N.V. (listed companies). Member of the Supervisory Board of Het Concertgebouw N.V. Chairman of Platform Bètatechniek. Chairman of the Supervisory Council of Nederlands Openluchtmuseum. Member of the Board of Nationale Toneel (theatre).
J.P. (Tineke) Bahlmann
(Born 1950, Dutch nationality, female; appointed in 2009, term expires in 2013)
Professor in Business Administration, University of Utrecht. Chairman of the Dutch Media Authority. Other business activities: vice-chairman of the Supervisory Board of N.V. Nederlandsche Apparatenfabriek ‘Nedap’ (listed company). Member of the Board of Maatschappelijk Verantwoord Ondernemen Nederland (CSR). Chairman of Stichting Max Havelaar. Member of the Board of De Baak Management Centre VNO-NCW. Member of the Board of Toneelgroep Amsterdam (theatre).
Henk W. Breukink
(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2011)
Former managing director of F&C and country head for F&C Netherlands (asset management firm). Other business activities: non-executive/vice-chairman of VastNed Offices/Industrial (real estate fund) and non-executive director of F&C hedge funds, Ireland (listed companies). Non-executive director of Brink Groep BV. Non-executive chairman of Heembouw Holding B.V. Chairman of the Supervisory Board of Omring (health care institution). Member of the Supervisory Board of HaagWonen (housing corporation). Senior executive coach.
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

Piet C. Klaver
(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2014)
Former chairman of the Executive Board of SHV Holdings N.V. Other business activities: chairman of the Supervisory Board of TNT N.V. (listed company). Chairman of the Supervisory Board of each of Dekker Hout Groep B.V., Jaarbeurs Holding B.V., Dura Vermeer Groep N.V., Blokker Holding B.V., Credit Yard Group B.V. and Utrecht School of Arts. Member of the Supervisory Board of SHV Holdings N.V. Member of the Board of African Parks Foundation.
Godfried J.A. van der Lugt
(Born 1940, Dutch nationality, male; appointed in 2001, resigned on January 24, 2011)
Former chairman of the Executive Board of ING Group (retired in May 2000). Other business activities: chairman of the Supervisory Board of Stadsherstel Amsterdam N.V. Chairman of the Advisory Board of Kasteel De Haar and R.C. Oude Armenkantoor. Member of the Investment Advisory Committee of Stichting Instituut GAK.
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
Joan E. Spero
(Born 1944, American nationality, female; appointed in 2008, term expires in 2012)
Former executive vice-president Corporate Affairs and Communications of American Express Company. Former Under Secretary Economic Business & Agricultural Affairs, US State Department. Former president Doris Duke Charitable Foundation. Other business activities: non-executive director of IBM Corporation. Trustee of Council on Foreign Relations, Wisconsin Alumni Research Foundation, Morgridge Institute for Research. Trustee Emerita of Columbia University and Amherst College.
Jackson P. Tai
(Born 1950, American nationality, male; appointed in 2008, resigned on January 6, 2011)
Former vice-chairman and chief executive officer of DBS Group Holdings. Former managing director in the Investment Banking Division of JP Morgan. Other business activities: non-executive director of each of NYSE Euronext, MasterCard Incorporated, CapitaLand and Bank of China Limited (pending regulatory approval). Non-executive chairman and director of Brookstone, Inc. Trustee of Rensselaer Polytechnic Institute.
Lodewijk J. de Waal
(Born 1950, Dutch nationality, male; appointed in 2009, term expires in 2013)
Former general manager of Humanitas. Other business activities: member of the Supervisory Board of PGGM N.V. Member of the Advisory Board of Zorgverzekeraars Nederland. Chairman of the Supervisory Council of SNV. Chairman of the Advisory Board of Stichting Nationaal Fonds Kunstbezit. Member of the Netherlands’ National Contact Point (NCP) of the OECD. Chairman of the Supervisory Council of Museum Volkenkunde.
Changes in the composition
At the 2010 annual General Meeting Piet Klaver was reappointed as member of the Supervisory Board. In addition, Piet Hoogendoorn, Harish Manwani and Karel Vuursteen retired from the Supervisory Board at the end of the 2010 annual General Meeting. The current terms of appointment of Henk Breukink, Peter Elverding and Claus Dieter Hoffmann will expire at the end of the 2011 annual General Meeting. At this meeting, Henk Breukink and Peter Elverding will be nominated for reappointment. Claus Dieter Hoffmann has decided to retire from the Supervisory Board at the end of the 2011 annual General Meeting. In view of his proposed appointment as a non-executive director of the Bank of China, Jackson Tai resigned as a Supervisory Board member, effective January 6, 2011. Godfried van der Lugt resigned for personal reasons as a Supervisory Board member, effective January 24, 2011. The Supervisory Board has nominated three candidates for appointment: Sjoerd van Keulen, Joost Kuiper and Luc Vandewalle. More information can be found in the convocation for the 2011 annual General Meeting, available on the website of ING Group (www.ing.com).
EXECUTIVE BOARD
Appointment and dismissal
Members of the Executive Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. Pursuant to the Dutch law, this list is to mention at least two candidates for each vacancy, and if not, the list will be non-binding. With respect to the second candidate, ING Group’s policy is to propose retired senior managers or other high ranking officers who, in view of the forthcoming abolition of this requirement, do not have to meet the requirements of the Executive Board Profile. The list will also be non-binding pursuant to a resolution of the General Meeting to that effect adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital.
Candidates for appointment to the Executive Board must comply with the expertise and reliability requirements set out in the Dutch Financial Supervision Act.
Members of the Executive Board may be suspended or dismissed at any time by a majority resolution of the General Meeting. A resolution to suspend or dismiss members of the Executive Board that has not been brought forward by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.
Function of the Executive Board
The Executive Board is charged with the management of ING Group, which means, among other things, that it is responsible for the setting and achieving of the company’s objectives, strategy and policies, as well as the ensuing delivery of results. It also includes the day-to-day management of ING Group. The Executive Board is accountable for the performance of these duties to the Supervisory Board and the General Meeting. The responsibility for the management of ING Group is vested in the Executive Board collectively. The organisation, powers and modus operandi of the Executive Board are detailed in the Executive Board Charter, which was approved by the Supervisory Board. The Executive Board Charter is available on the website of ING Group (www.ing.com).
Profile of members of the Executive Board
The Supervisory Board has drawn up a profile to be used as a basis for selecting members of the Executive Board. This Executive Board profile was submitted for discussion to the General Meeting in 2010. It is available on the website of ING Group (www.ing.com) and at the ING Group head office.
Remuneration and share ownership
Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares and these depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).
Ancillary positions/Conflicting interests
No member of the Executive Board has corporate directorships at listed companies outside ING. This is in accordance with ING Group’s policy to avoid conflicts of interest.
Transactions involving actual or potential conflicts of interest
In accordance with the Corporate Governance Code, transactions with members of the Executive Board in which there are significant conflicting interests will be disclosed in the Annual Report. In deviation of the Corporate Governance Code however, this does not apply if (i) disclosure would be against the law; (ii) the confidential, share-price sensitive or competition-sensitive character of the transaction prevents disclosure; and/or (iii) the information is so competition-sensitive that the disclosure could damage the competitive position of ING Group.
Significant conflicting interests are considered to be absent and are not reported if a member of the Executive Board obtains financial products and services, other than loans, which are provided by ING Group subsidiaries in the ordinary course of their business on terms that apply to all employees. In connection with the foregoing, ‘loans’ does not include financial products in which the granting of credit is of a subordinated nature, e.g. credit cards and overdrafts in current account, because of a lack of materiality.
INFORMATION ON MEMBERS OF THE EXECUTIVE BOARD
Jan H.M. Hommen, chief executive officer
(Born 1943, Dutch nationality, male; appointed in 2009, term expires in 2013)
Jan Hommen graduated with a master’s degree in Business Economics from Tilburg University. He was appointed a member of the Executive Board on 27 April 2009. He is also CEO of ING Bank N.V. and CEO of ING Verzekeringen N.V. Jan Hommen was a member of the Supervisory Board of ING Group as of June 1, 2005 and became chairman of the Supervisory Board of ING Group in January 2008. Until May 1, 2005, he was vice-chairman and chief financial officer of Koninklijke Philips Electronics N.V. From 1975 to 1997, he worked for Alcoa Inc. From 1978, he worked at the Alcoa head office in the US, becoming chief financial officer in 1991.

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
Patrick Flynn is a Chartered Accountant and a member of the Association of Corporate Treasurers in the UK. He also holds a bachelor’s degree in Business Studies from Trinity College Dublin. He was appointed a member of the Executive Board of ING Group on April 27, 2009. From 2007 to 2009, he was the chief financial officer of HSBC Insurance Holdings Ltd. Patrick Flynn is responsible for ING’s finance departments.
J.V. (Koos ) Timmermans, chief risk officer
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
Changes in the composition
In 2010 there were no changes in the composition of the Executive Board. The current term of appointment of Koos Timmermans will expire at the end of the 2011 annual General Meeting. At this meeting he will be nominated for reappointment.
REMUNERATION REPORT
This section sets out the remuneration for the Executive Board and the Supervisory Board. The remuneration policy for the Executive Board was adopted by the annual General Meeting (AGM) on April 27, 2010. The Supervisory Board proposes to amend the remuneration policy in order to comply with the Capital Requirements Directive III (CRDIII) issued by the European Union This amendment will be submitted to the AGM on May 9, 2011. Following adoption of this amendment, the amended remuneration policy will become effective as of compensation year 2011. The Remuneration section also provides an outline of how the Remuneration Committee is applying the new policy in 2011. In addition, the Remuneration report provides information on the remuneration paid for 2010. Furthermore, information is included on loans and advances to the Executive Board and Supervisory Board members as well as ING depositary receipts for shares held by members of both Boards.
REMUNERATION POLICY
The primary objective of the remuneration structure is to enable ING to retain and recruit qualified and expert leaders, senior staff and other high-qualified employees, who have a drive for excellence in serving the interests of the company’s various stakeholders. ING endeavours to match compensation of the company’s leadership appropriately against a variety of factors, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, and the long-term objectives of the company and its stakeholders, which is all the more important given the changing international standards regarding responsible remuneration. These factors differ for each role, line of business and country. This is especially the case for ING with its operations in over 40 countries and over 100,000 employees of whom around 73,000 are based outside the Netherlands (over 60% of senior management is non-Dutch). As much as possible for a global financial institution of this size, ING aims to take account of all these differences and also of the standards applied within similar financial institutions in the various countries in which it operates.
REMUNERATION POLICY FOR THE EXECUTIVE BOARD ADOPTED IN 2010
According to the remuneration policy of the Executive Board as adopted by the annual General Meeting on April 27, 2010, remuneration of Executive Board members consists of a combination of fixed compensation (base salary) and variable compensation (together “total direct compensation”), pension arrangements and benefits as described below.
Total direct compensation: moderation and reduced emphasis on variable remuneration
Total direct compensation levels are based on market data that include peers both inside and outside the financial sector in the international context in which ING operates. Total direct compensation is benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. In line with the foregoing, the Supervisory Board has determined that the peer group consists of the companies in the Dow Jones EURO STOXX 50 index. These are 50 companies, in a range of financial and non-financial industries, which are based in countries within the economic and monetary union of the European Union. In accordance with the Dutch Banking Code, ING’s new remuneration policy for the Executive Board aims for total direct compensation levels slightly below market median levels for comparable positions in the relevant markets.
In addition, the remuneration policy provides for a balanced mix between fixed and variable compensation. Variable compensation will not exceed 100% of fixed salary at the time of allocation. Fixed compensation (i.e. the base salary levels) will be determined in line with the relevant market environment as an integral part of total direct compensation, and will be reviewed from time to time by the Supervisory Board. The policy provides for an at target variable compensation of 40% in cash and 40% in stock (in total 80%) of base salary if performance criteria are met. If performance criteria (as predetermined by the Supervisory Board) are exceeded, the variable component can be increased from target to maximum, not exceeding 100% of base salary at the time of allocation.
Increased emphasis on long-term value creation
The remuneration policy for the Executive Board combines the short and long-term variable components into one structure. This structure intends to support both long-term value creation and short-term company objectives. The emphasis on long-term performance indicators within the variable component of the compensation package is increased by means of deferral, a reasonableness test and claw back mechanisms.
The allocation of variable compensation is conditional on the achievement of a number of performance objectives. The short-term component, at maximum 50% of total variable compensation, is paid in cash the year following the performance year. The other 50% of the total variable compensation is deferred. This long-term component is allocated in stock in order to ensure alignment of the Executive Board’s interests with the interests of shareholders. It also intends to serve the objective of retaining the members of the Executive Board for a longer period of time. The value of the stock award is set such that total variable compensation at the time that the maximum number of shares to be granted is determined stays within the 100% limit.
The stock awards will vest on the third anniversary of the grant date, subject to a reasonableness test by the Supervisory Board to determine whether application of the predetermined criteria does not result in undesired outcomes. Adjustments to the number of shares will only be considered in extraordinary circumstances. Executive Board members are not allowed to sell depositary receipts obtained within a period of five years from the grant date. However, they are allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested share award.
Increased focus on risk and non-financial performance
Variable compensation is increasingly linked to risk consideration and non-financial performance and will take into account both individual and company performance criteria. Performance measurement will account for estimated risks and costs of capital. In addition to financial indicators, performance will also be assessed based on non-financial drivers, by means of a number of targets regarding economic, environmental, customer satisfaction and social criteria.
Pensions Executive Board members
Members of the Executive Board who are employed on the basis of a Dutch employment contract, will participate in the new defined contribution pension plans introduced in 2010 as part of the remuneration policy. Individual board members participating in the pension plan that existed before the introduction of the new plans were given the choice to keep their existing pension arrangement. The existing pension arrangement, approved by the 2006 General Meeting, is based on a defined contribution plan. Alternatively, they can also switch to the new arrangements. Members of the Executive Board will be required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement in the Netherlands. Members of the Executive Board working on a non-Dutch employment contract, will be offered pensions in line with local practices.
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

Tenure
The contract of employment for Executive Board members provides for an appointment for a period of four years and allows for re-appointment by the General Meeting. In the case of an involuntary exit, Executive Board members are entitled to an exit-arrangement limited to one year base salary.
OTHER ITEMS FOR SUPERVISORY BOARD DISCRETION
Claw back and adjustments
The Supervisory Board has the authority to reclaim variable remuneration allocated to a member of the Executive Board based on inaccurate data and/or behaviour that led to significant harm to the company. The Supervisory Board also has the authority to adjust variable remuneration if application of the predetermined performance criteria results in undesired outcomes. Accordingly, the Supervisory Board has decision authority in situations not addressed in the policy.
Special employment conditions
Special employment conditions, such as commitments made to secure the recruitment of new executives, may be used in exceptional circumstances subject to strict control by the Supervisory Board.
Supervisory Board discretion to review the policy and the remuneration paid
ING as a company is expected to go through significant changes during the coming year. Moreover, the relevant international employment market is very much in flux. In order to ensure that ING can adapt to these two uncertain factors, the Supervisory Board will re-evaluate in 2012, or earlier should regulatory developments require this, whether the new remuneration policy (adopted in 2010) will be in line with the long term objectives of the company, the relevant international context, as well as the societal perception of ING as a company. Should it become clear, after such evaluation, that the new remuneration policy has led to an unintended or inequitable outcome, the Supervisory Board will have the discretion to correct the previously allocated variable remuneration. However, it is understood that any such correction could not lead to a deviation from the requirement that variable compensation cannot exceed 100% of base salary during any year, as required under the Dutch Banking Code. The remuneration policy is leading in the international financial markets in terms of moderation of pay. The Supervisory Board and the Executive Board also have an obligation to safeguard the continuity of the company. The Supervisory Board will therefore evaluate from time to time how these two responsibilities relate to each other. If and when appropriate, it can make adjustments.
PROPOSED AMENDMENTS TO REMUNERATION POLICY ADOPTED IN 2010
In 2010 the European Union issued the Capital Requirements Directive III which contained significant regulations in relation to remuneration for certain categories of employees in banks and asset managers. The implementation date is January 1, 2011 and in the Netherlands incorporation into law took place by means of a decree. The Dutch central bank (DNB), which is responsible for the day-to-day supervision, published its final guidelines in December 2010. Many of the specific requirements under CRDIII relate to executive remuneration and therefore affect the current Executive Board remuneration policy.
In order to comply with the Capital Requirements Directive III, it is proposed to amend the Executive Board remuneration policy with respect to the allocation of variable compensation as set out hereinafter.
The short-term component of total variable compensation will be reduced by 10% to a maximum of 40% (was: 50%) and will be equally divided between cash and stock (was: cash only) and paid in the year following the performance year. The remaining 60% of the total variable compensation (was: 50%) will be deferred. This long-term component will also be equally divided between cash and stock (was: stock only) and conditionally granted in the year following the performance year.
The deferred cash and deferred stock awards will be subject to tiered vesting at the first, second and third anniversary of the grant date (one-third per annum). Vesting is conditional on an ex-post assessment by the Supervisory Board. The ex-post assessment cannot lead to an upward adjustment of the value of the cash deferred portion or the number of deferred shares.
Executive Board members are not allowed to sell depositary receipts obtained within a period of five years from the grant date. However, they are allowed to sell part of their depositary receipts at the date the stock becomes unconditionally theirs in order to pay tax over these share awards.
These amendments to the current remuneration policy for the Executive Board will be put forward for adoption at the 2011 annual General Meeting. If adopted, it will become effective as of compensation year 2011. The general principles underlying the adjustments to the remuneration policy for the Executive Board will also be applied in the remuneration of members of the Management Boards and other senior managers throughout the organisation.
The Capital Requirements Directive III has been implemented in most European Union Members States. However, due to the short timeframe, not everything has been clarified yet at this moment. The proposed amendments to the Executive Board remuneration policy as set out above are based on the current interpretation of the Directive. Should it become clear, after everything has been clarified that further amendments are mandatory, the policy is amended accordingly.
EXECUTIVE BOARD REMUNERATION STRUCTURE 2011
With regard to the remuneration for 2011, the Supervisory Board continues to build upon the remuneration policy adopted in 2010. However the policy will now include the proposed amendments to the allocation of variable compensation effective 2011, as outlined above.
Executive Board base salary 2011
A market competitive analysis is conducted from time to time to ensure market competitiveness. As outlined in the 2009 Annual Report, the total remuneration levels are significantly below the market median of the Dow Jones EURO STOXX 50. In light of the concerns of the competitiveness of the executive compensation levels as well as internal and external developments, for 2011 the Supervisory Board has concluded to increase the base salary levels by 2% for the Executive Board members. The 2011 base salary for members of the Executive Board amounts to EUR 765,000 and for the CEO to EUR 1,380,500. Total remuneration levels in 2011 will continue to be significantly below the relevant market median.
Executive Board variable compensation 2011
The 2011 target variable compensation of 80% of base salary remains the same as for 2010. The actual payout may vary between 0% and 125% of the target level (i.e. between 0% and 100% of base salary). In connection herewith, the Supervisory Board performed an analysis of various scenarios which were considered relevant. Financial and non-financial performance indicators will be individually set for each Executive Board member and agreed by the Supervisory Board.
There will be financial parameters for each Executive Board member to measure the performance at Bank and Insurance levels. These financial parameters include for Bank: underlying net result, underlying net ROE, cost/income ratio, risk weighted assets, core Tier 1 ratio, loan-to-deposit ratio; and for Insurance: underlying net result, operating result, financial leverage ratio, sales, administrative expenses and net pension & asset management inflow. The quantitative elements of the targets are considered stock price sensitive and competition sensitive; accordingly these are not disclosed.
For 2011, at least 40% of total variable compensation will be based on predefined non-financial performance indicators. The incorporation of non-financial indicators in the overall assessment is particularly aimed at further improving sustainable business practices within ING. These indicators depend on the specific responsibilities of the individual Executive Board member. For each Executive Board member a number of performance objectives are formulated relating to customer relationships, improving sustainable business practices/ corporate responsibility, execution of the restructuring and separation plans, employee engagement, leadership and talent.
Variable compensation for members of the Executive Board will only be awarded as long as ING Group has a positive net underlying profit in 2011. The Supervisory Board will review the remuneration paid over time, in line with the policy.
The vesting of deferred cash and deferred stock awards is conditional and subject to an ex-post assessment by the Supervisory Board. The ex-post assessment is based on factors such as trailing liabilities stemming from prior decisions made by each Board member; whether the company suffered a significant failure in risk management; and/or, for as long as ING has not paid back the Dutch State, whether there has been a significant change in the economic or regulatory capital base.
REMUNERATION POLICY FOR SENIOR MANAGEMENT
As much as possible for a global financial institution of this size, ING aims to take account of all the differences and standards applied within similar financial institutions in the various countries in which it operates. The remuneration of members of the Management Boards and senior management will be in line with the general principles of the amended remuneration structure for the Executive Board, taking into account international and local practices.
Total direct compensation
Total direct compensation levels will be based on benchmark data in the international context in which ING operates. ING aims for compensation levels to be set at market median levels. Total compensation levels will be determined in line with the relevant market.
Increased focus on long-term value creation, risk and non-financial performance
Variable compensation is increasingly linked to long term value creation and risk. It is determined based on individual, business and company performance criteria. Performance measurement will increasingly account for estimated risks and costs of capital. There will be increased emphasis on long term value creation by means of long term incentives, deferral and claw back mechanisms. Furthermore, and in addition to financial indicators, performance is also assessed based on non-financial drivers. The incorporation of non-financial indicators in the overall assessment is particularly aimed at further improving sustainable business practices within ING. Therefore, a number of action targets have been formulated regarding ING’s performance in the area of e.g. workforce diversity, customer satisfaction, stakeholder engagement and sustainable product development.
SENIOR MANAGEMENT REMUNERATION STRUCTURE 2011
Given the differences in the regulatory requirements for banking and insurance and the separation of ING’s banking and insurance activities, the remuneration structures for senior management in ING’s banking and insurance operations were determined separately in 2010.
The remuneration policy for the Executive Board will apply in full to members of the Management Board Banking. For senior management in Banking, a gradual shift to a more balanced mix of fixed and variable remuneration, in line with the remuneration policy for the Executive Board, was initiated in 2010 and will continue during the coming two years. Exceptions may exist for high value specialists and senior management working in certain divisions and/or geographical areas.
The remuneration for a select group of employees will be reviewed and amended as necessary in order to comply with the Capital Requirements Directive III. The amendments relate to the allocation of variable compensation.
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
For the Management Board Insurance and senior management in ING’s insurance operations, remuneration will be in line with the general principles of the new remuneration policy for the Executive Board. However, changes in the mix between fixed salary and variable pay as well as the allocation of variable compensation will need to be weighted in light of the different regulatory requirements within the international insurance industry and the separation of ING’s banking and insurance activities.
The regulatory environment is still in development and not everything has been clarified yet at this moment. The structure as set out above is based on information currently available. Should it become clear, after everything has been clarified, that amendments are necessary, ING will amend the structure as deemed appropriate.
2010 REMUNERATION
REMUNERATION EXECUTIVE BOARD
The Executive Board remuneration for 2010 is based on the remuneration policy approved by the 2010 annual General Meeting.
Executive Board base salary 2010
The base salary of all Executive Board members was set at the time of the introduction of the remuneration policy in 2010.

Executive Board variable compensation 2010
The target variable compensation is set at 80% of base salary. The actual payout may vary between 0% and 125% of the target level (i.e. between 0% and 100% of base salary). For 2010, at least 40% of total variable compensation is based on predefined non-financial performance indicators. The incorporation of non-financial indicators in the overall assessment is particularly aimed at improving business performances within ING. These indicators depend on the specific responsibilities of the individual Executive Board member. For each Executive Board member a number of performance objectives were formulated relating to customer satisfaction, improve sustainable business practices, the diversity of the workforce, employee engagement and corporate responsibility. Early in 2011, the Remuneration Committee conducted an evaluation of each Executive Board member’s individual and collective performance against predefined objectives. Each Executive Board member was allotted a performance score, which was approved by the Supervisory Board. This performance score determined the payout factor. The Remuneration Committee concluded that 2010 was a good year in which above target financial performance had been achieved. The performance overall was at or above target for non-financial objectives, too. In general, all the Executive Board members performed well in their respective areas of responsibility. The overall bottom line results were well-balanced and either at or above target, which led to a payout of respectively 80% and 92% of base salary as shown in the table below.
The short-term component, 50% of total variable compensation, is paid in cash the year following the performance year. The other 50% of the total variable compensation will be deferred. This long-term component is allocated in stock.
Compensation of the individual members of the Executive Board
The table below shows the compensation of the individual members of the Executive Board.

		2010		2009		2008
		number of		number of		number of
	amount	shares(1)	amount	options/shares	amount	options/shares
	(amounts in EUR thousands)
Jan Hommen
Base salary (2)	1,353		923
Variable compensation in cash	623		0
Variable compensation in stock	623(3)	69,878	0

Patrick Flynn (3)
Base salary	750		454
Variable compensation in cash	300		0
Variable compensation in stock	300(3)	33,671	0

Koos Timmermans
Base salary	750		665		665
Variable compensation in cash	345		0		0
Variable compensation in stock	345(3)	38,721	0		0

(1)	The number of shares is based on the average ING stock price on the day on which the 2010 year-end results were published. The maximum number of shares to be granted to the Executive Board members will be tabled for approval at the General Meeting. The shares will be awarded in May.

(2)	Jan Hommen was appointed to the Executive Board on April 27, 2009. Jan Hommen has been remunerated as of April 27, 2009 in accordance with the ‘new’ remuneration policy adopted by the General Meeting in 2010. The figure for 2009 reflects a partial year as Executive Board Member and was paid in 2010 after the ‘new’ remuneration policy was adopted. Jan Hommen did not receive variable remuneration for 2009.

(3)	This amount of variable compensation is deferred. This long-term component is allocated in stock. These stock awards will vest on the third anniversary of the grant date, subject to a reasonableness test by the Supervisory Board to determine whether application of the predetermined criteria does not result in undesired outcomes.

(4)	Patrick Flynn was appointed to the Executive Board on April 27, 2009. The figures for this member reflect compensation earned in the capacity as Executive Board member. Thus, the figure for 2009 reflects a partial year as Executive Board member.
Compensation of former members of the Executive Board amounted to nil for 2010, EUR 2,842,000 for 2009 and EUR 6,387,000 for 2008.
Pension costs
The table below shows the pension costs of the individual members of the Executive Board

	2010	2009	2008
	(EUR thousands)
Jan Hommen (1)	0	0
Patrick Flynn (2)	134	78
Koos Timmermans	158	115	247

(1)	Jan Hommen does not participate in the pension plan.

(2)	Patrick Flynn was appointed to the Executive Board on April 27, 2009. The 2009 pension costs for this member reflect the partial year as Executive Board member.

Pension costs of former members of the Executive Board amounted to nil in 2010, EUR 742,000 in 2009 and EUR 3,333,000 in 2008.
Long-term incentives awarded in previous years
The long-term incentive plan (LTIP) at ING in place until 2010 includes both stock options and performance shares. The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised for the remaining seven years. Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at December 31, 2010 is shown in the table below (1).

	Outstanding as at	Granted	Exercised	Waived or expired	Outstanding as at	Exercise
number of options	31 December 2009	in 2010	in 2010	in 2010(1)	31 December 2010	price in euros	Vesting date	Expiry date
Jan Hommen		0	0	0	0
Patrick Flynn		0	0	0	0
Koos Timmermans	13,674	0	0	0	13,674	22.57	Mar 11, 2005	Mar 11, 2012
	7,814	0	0	0	7,814	14.37	Mar 15, 2007	Mar 15, 2014
	11,460	0	0	0	11,460	17.88	Mar 30, 2008	Mar 30, 2015
	8,504	0	0	0	8,504	25.16	Mar 23, 2009	Mar 23, 2016
	46,157	0	0	0	46,157	24.72	Mar 22, 2010	Mar 22, 2017
	56,405	0	0	0	56,405	19.53	May 15, 2011	May 15, 2018
	20,675	0	0	0	20,675	14.36	Sept. 17, 2011	Sept. 17, 2018

(1)	The number of options and the strike prices of these options reflect the number and strike prices adjusted for the effects of the rights issue of December 2009.

(2)	Waived at vesting date or expired at expiry date.
Performance shares were conditionally granted. The number of ING depositary receipts that would ultimately be granted at the end of a three-year performance period depended on ING’s Total Shareholder Return (TSR) performance over three years (return in the form of capital gains and reinvested dividends that shareholders received in that period) relative to the TSR performance of a predefined peer group.
ING’s TSR ranking within this group of companies determines the final number of performance shares that vest at the end of the three-year performance period. The performance shares granted in 2007 had a three-year performance period of 2007-2009 and vested in 2010. The actual results of 43% are based upon ING’s TSR ranking of 15th within the designated peer group. The performance shares granted in 2008 have a three-year performance period of 2008-2010 and will vest in 2011. The actual results of 57% are based upon ING’s TSR ranking of 14th within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the calculations performed.
For Koos Timmermans a number of 4,152 performance shares vested in 2010 (43% of the 9,656 shares awarded). The value at vesting amounted to EUR 29,894. In 2011 a number of 10,411 performance shares will vest (57% of the 18,266 shares awarded).The number of performance shares reflect the number adjusted for the effects of the rights issue of December 2009.
Patrick Flynn received a conditional grant of restricted stock in 2009 to a maximum of 130,230 shares. The cumulative value of the conditional share award is capped at EUR 1.3 million. The first vesting in the amount of 39,069 shares occurred on April 27, 2010. The value at vesting amounted to EUR 288,329. A second vesting of 39,069 shares will occur at the annual General Meeting in 2011, and the remaining 52,092 shares will vest at the annual General Meeting in 2012, subject to satisfactory performance and the aforementioned cumulative value cap of EUR 1.3 million. The number of shares reflect the number adjusted for the effects of the rights issue of December 2009.
The Executive Board members are not allowed to sell depositary receipts obtained within a period of five years from the grant date. They are only allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested performance-share award. Depositary receipts obtained from exercised stock options may only be sold within a period of five years from the grant date of the options to pay tax over the exercised award.

Loans and advances to Executive Board members
The table below presents the loans and advances provided to Executive Board members and outstanding on December 31, 2010, 2009 and 2008 . These loans were concluded in the normal course of business and on terms generally applicable to Company personnel as a whole and were approved by the Supervisory Board. The table below shows the Loans and advances to the individual members of the Executive Board.

	Amount	Average		Amount	Average		Amount	Average
	outstan-	Interest	Repay-	outstan-	Interest	Repay-	outstan-	Interest	Repay-
	ding	rate	ments	ding	rate	ments	ding	rate	ments
				(EUR thousands)
	December 31, 2010			December 31, 2009			December 31, 2008
Jan Hommen	1,588	3.4%
Koos Timmermans	380	4.6%		380	4.6%		380	4.6%
ING depositary receipts for shares held by Executive Board members
Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board of ING depositary receipts for shares.

		Number of
	(depositary receipts for) shares
	2010	2009	2008
Jan Hommen	76,426	46,426
Patrick Flynn	25,793
Koos Timmermans	16,504	14,457	2,546
REMUNERATION SUPERVISORY BOARD
The annual remuneration of the Supervisory Board members as adopted by the General Meetings in 2006 and 2008 amounts to: chairman EUR 75,000, vice-chairman EUR 65,000, other members EUR 45,000. In addition to the remuneration each member receives an expense allowance. For the chairman and vice-chairman the annual amount is EUR 6,810. For the other members the amount is EUR 2,270.
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

Remuneration Supervisory Board 2010
The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2010 and previous years.

	2010 (1)	2009 (1)	2008 (1)
		(EUR thousands)
Peter Elverding 2)	84	79	68
Jeroen van der Veer 3)	74	35
Tineke Bahlmann 4)	69	46
Henk Breukink	69	61	61
Claus Dieter Hoffmann	74	78	67
Piet Klaver	68	65	62
Godfried van der Lugt	69	67	70
Aman Mehta 5)	114	113	62
Joan Spero 5)	104	105	55
Jackson Tai 5)	139	152	89
Lodewijk de Waal 6)	66	50
Piet Hoogendoorn 7)	20	64	70
Harish Manwani 8)	40	69	51
Karel Vuursteen 9)	20	61	62

(1)	In 2010, 2009 and 2008 the remuneration and attendance fees for the membership of a committee have not been paid to the chairman and vice- chairman of the Supervisory Board. Effective 2011, remuneration and attendance fees for the membership of a committee will be paid to the chairman and vice-chairman of the Supervisory Board.

(2)	Peter Elverding has been chairman of the Supervisory Board since April 2009.

(3)	Jeroen van der Veer is a member of the Supervisory Board as of July 2009. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board. Jeroen van der Veer has been vice-chairman of the Supervisory Board since October 2009.

(4)	Tineke Bahlmann is a member of the Supervisory Board as of April 2009. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board.

(5)	Aman Mehta, Joan Spero and Jackson Tai are members of the Supervisory Board as of April 2008. The compensation figures for 2008 reflect the partial year as members of the Supervisory Board.

(6)	Lodewijk de Waal is a member of the Supervisory Board as of April 2009. He has been acting as an observer in the Supervisory Board as of November 2008. The compensation figure for 2009 reflects the partial year as member of the Supervisory Board. Up to the appointment date Lodewijk de Waal has received remuneration, expense allowances and attendance fees in line with the remuneration of the Supervisory Board.

(7)	Piet Hoogendoorn retired in April 2010. The compensation figure for 2010 reflects the partial year as member of the Supervisory Board.

(8)	Harish Manwani retired in April 2010. The compensation figure for 2010 reflects the partial year as member of the Supervisory Board.

(9)	Karel Vuursteen retired in April 2010. The compensation figure for 2010 reflects the partial year as member of the Supervisory Board.
Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2010, EUR 83,000 in 2009 and EUR 269,000 in 2008.
Loans and advances to Supervisory Board members
Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The table below presents the loans and advances to Supervisory Board members outstanding on 31 December 2010, 2009 and 2008.

	Amount	Average		Amount	Average		Amount	Average
	outstan-	Interest	Repay-	outstan-	Interest	Repay-	outstan-	Interest	Repay-
	ding	rate	ments	ding	rate	ments	ding	rate	ments
(EUR thousands)
	December 31, 2010			December 31, 2009			December 31, 2008
Jeroen van der Veer (1)	282	8.6%		282	8.6%

(1)	The amount reflects a housing mortgage loan granted in 1992, well before Jeroen van der Veer’s appointment to the Supervisory Board (effective as of July 1, 2009).

ING depositary receipts for shares and options held by Supervisory Board members
Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2010.

	Number of (depositary receipts for) shares
	2010	2009	2008
Piet Klaver	43,796	13,796	7,430
Godfried van der Lugt	24,142	24,142
Jeroen van der Veer 2)	99,469	99,469

1)	The numbers of depositary receipts for shares reflect the shares held by the member of the Supervisory Board and their partners.

2)	Jeroen van der Veer is a member of the Supervisory Board as of July 2009.
EMPLOYEES
The number of staff employed on a full time equivalent basis of ING Group averaged 104,219 in 2010, of which 26,850 or 26%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over 2010 was as follows (average full time equivalents):

	Insurance operations			Banking operations				Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
The Netherlands	8,335	8,234	9,300	19,415	19,678	20,326	27,750	27,912	29,626
Belgium	331	321	301	10,407	10,479	10,647	10,738	10,800	10,948
Rest of Europe	3,694	3,823	3,972	25,897	26,902	26,298	29,591	30,727	30,270
North America	9,039	10,322	16,368	4,112	4,125	4,239	13,151	14,447	20,607
Latin America	6,961	6,776	10,806	248	280	352	7,209	7,056	11,158
Asia	6,292	6,759	9,494	10,119	10,050	10,498	16,411	16,809	19,992
Australia	154	1,456	1,574	1,088	1,066	1,056	1,242	2,522	2,630
Other	47	7	53				47	7	53

Total	34,853	37,700	51,868	71,286	72,580	73,416	106,139	110,280	125,285

In addition, the number of staff employed by joint ventures included in the Group’s consolidated accounts averaged 1,996 in 2010, 2,691 in 2009 and 3,703 in 2008. The Group does not employ significant numbers of temporary workers. Substantially all of the Group’s Dutch employees are subject to collective labor agreements covering the banking and insurance industries. The Group believes that its employee relations are generally good.
Further information is provided in Note 45 of Note 2.1 to the consolidated financial statements.

Item 7. Major shareholders and related party transactions
As of December 31, 2010, Stichting ING Aandelen (the “Trust”) held 3,830,227,027 ordinary shares of ING Groep N.V., which represents over 99.97% of the ordinary shares outstanding, and ING Groep N.V. and its subsidiaries held 47,626,774. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the ordinary Shares by holders of bearer receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.
As of December 31, 2010, there were 143,740,532 American Depositary Shares or ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 840 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.
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
Transfer of title in the bearer depositary receipts is affected by book-entry through the facilities of Euroclear Nederland and its participants pursuant to the Netherlands Act on Book-Entry Transactions. Holders of bearer depositary receipts participate in the Euroclear Nederland system by maintaining accounts with Euroclear Nederland participants. There is no limitation under Netherlands law on the ability of non-Dutch citizens or residents to maintain such accounts that are obtainable through Dutch banks.
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
Based on such a proxy, the holder of bearer depositary receipts may vote according to his or her own discretion. The requirements with respect to the use of the voting rights on the ordinary shares that apply for the Trust (set out below) do not apply for the holder of bearer depositary receipts voting on the basis of such a proxy.
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
The Trust has discretion to vote in respect of shares for which it has not issued voting proxies to holders of bearer depositary receipts and has not received any voting instructions. Under the Trust Agreement, the Trust is required to be guided primarily the interests of all holders of bearer depositary receipts, irrespective of whether they attend the general meetings, also taking into account the interests of ING Groep N.V. and the businesses of ING Groep N.V. and its group companies.
Shareholder participation and position of the Trust
During the years 2007-2010, participation in annual General Meetings of shareholders, excluding the ING Trust Office, and depositary receipt holders consistently increased from 36.7% to 41.3%. Only the extraordinary General Meeting of 25 November 2009 deviates from this trend with a markedly lower turnout of 31.1%. In view of this, the Executive Board and the Supervisory Board evaluated the position of the ING Trust Office and ING Group’s depositary receipts structure, the outcome of which was discussed in the 2010 annual General Meeting. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary receipts structure in 2010 and that it would be more appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved in the 2009 extraordinary General Meeting.
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
Valid resolutions may be passed only if all members of the Board of the Trust have been duly notified, except that in a case where there is no such notification valid resolutions may nevertheless be passed by unanimous consent at a meeting at which all members of the Board of the Trust are present or represented. Only a fellow Board member who is authorized in writing may represent a member of the Board of the Trust. All resolutions of the Board of the Trust shall be passed by an absolute majority of the votes.
The legal relationship between holders of bearer depositary receipts and the Trust is governed entirely by Netherlands law.
Termination of the Trust
Should the Trust be dissolved or wish to terminate its function under the Trust Agreement, or should ING Groep N.V. wish to have such function terminated, ING Groep N.V. shall, in consultation with the Trust and with the approval of the meeting of holders of bearer depositary receipts, appoint a successor to whom the administration can be transferred. The successor shall have to take over all commitments under the Trust Agreement. Within two months of the decision to dissolve or terminate the Trust, the Trust shall have the shares, which it holds for administration transferred into its successor’s name. For a period of two months following notification of succession of the administration, holders of bearer depositary receipts may elect to obtain free of charge, shares. In no case shall the administration be terminated without ING Groep N.V.’s approval.

Holders of bearer depositary receipts with a stake of 5% or more
To the best of our knowledge, as of December 31, 2010, no holder of depositary receipts held more than 5% of all bearer depositary receipts outstanding.
On December 31, 2010, ING Groep N.V. and its subsidiaries held 51,300,101 bearer receipts, representing 1.33% of the bearer depositary receipts and underlying ordinary shares outstanding. These bearer depositary receipts were acquired, among others, pursuant to ING Groep N.V.’s delta hedging activities in respect of its employee options, which activities are now terminated. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.
The voting rights of the majority of ordinary shares are held by the Trust. Pursuant to section 5.3 of the Dutch Financial Supervision Act, shareholders and holders of depositary receipts are only required to provide updated information on their holdings once they cross threshold levels of 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. As a result, other than information that may be ascertained from public filings available under the applicable laws of any other jurisdiction, ING Groep N.V. is not, nor would it likely to be, aware of any changes in the ownership of bearer depositary receipts between the thresholds levels mentioned in the previous sentence.
Information available to ING Groep N.V. showed that as of December 31, 2010, institutional holders in the Netherlands held approximately 587 million bearer depositary receipts, or 25% of the total number of bearer depositary receipts then outstanding and institutional holders in the United States held approximately 888 million bearer depositary receipts (including ADSs), or 38% of the total number of bearer depositary receipts then outstanding.
On December 31, 2010, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the ordinary shares or bearer depositary receipts. As of December 31, 2010, members of the Supervisory Board and their related third parties held 167,407 bearer receipts. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.
On December 31, 2010, ING Groep N.V. is not a party to any material agreement that becomes effective, or is amended or terminated subject to the condition of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act (Wet op het financieel toezicht). ING Groep N.V. subsidiaries have customary change of control arrangements included in contracts related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, reinsurance contracts and futures and option trading contracts. Following a change of control of ING Groep N.V. (whether or not as the result of a public bid or otherwise), such contracts may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.
Related Party Transactions
As of December 31, 2010, the amount outstanding in respect of loans and advances, mostly mortgages, made to members of the Supervisory Board was EUR 0.3 million at an average interest rate of 8.6%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR 2.0 million at an average interest rate of 3.6%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2010 was EUR 2.3 million.
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
Legal Proceedings
ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that neither it nor any of its subsidiaries is aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have in the recent past had a significant effect on the financial position or profitability of the Company.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.
Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Proceedings also include lawsuits that have been filed by former employees of an Argentina subsidiary, whose employment was terminated as a result the Republic of Argentina’s nationalization of the mandatory pension business. Litigation has been filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The Court has determined that the claims relating to the 2007 offerings were without merit and has dismissed them. The challenged disclosures that survived the Court’s ruling relate solely to the June 2008 offering, and primarily to ING Group’s investments in certain residential mortgage-backed securities. Additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. Recently, an administrator of an ERISA plan filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary had breached certain of its ERISA duties. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Subject to court approval, litigation involving the interest crediting methodology used in connection with certain annuity products and disclosures about that methodology, in which a state court of appeals determined a nationwide class could be maintained, has been resolved.
In November 2006, the issue of amongst others the transparency of unit-linked products (commonly referred to as ‘beleggingsverzekeringen’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organisations. In mid-November 2008 ING reached an outline agreement with consumer organisations in the Netherlands to resolve a dispute regarding individual unit-linked products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed that ING’s Dutch insurance subsidiaries would offer compensation to policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. Although the agreement is not binding for policyholders, ING believes a significant step was made towards resolving the issue. Implementation will start in 2011. However, no agreement about implementation could be reached with one consumer protection organisation
In January 2010 ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contests the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general.
In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, “VEB”) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’

liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING will defend itself against this claim; at this time ING is not able to assess the future outcome.
In March 2011, ING Groep N.V. was informed of the decision of the board of Stichting Pensioenfonds ING (the Dutch ING Pension Fund) to institute arbitration against ING’s decision not to provide funding for indexing pensions. While it is not feasible to predict the ultimate outcome of these arbitration proceedings, the Company’s management is of the opinion that these will not have a significant effect on the financial position or profitability of the Company.
Dividends
ING Group’s profit retention and distribution policy is determined by its internal financing requirements and its growth opportunities as well as the dividend expectations of capital providers. On the one hand, ING Group’s internal funding needs are determined partly by statutory solvency requirements and capital ratios, compliance with which is essential to its existence. Credit ratings are similarly important to ING Group, because they directly affect the company’s financing costs and as a result profitability. On the other hand, the capital providers expect a dividend, which reflects ING Group’s financial results and is relatively predictable.
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repurchase the remaining outstanding core Tier 1 securities, the Executive Board will not propose to pay a dividend over 2010 at the annual General Meeting.
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
If the Trust has the option to receive such distribution either in cash or in shares, the Trust will give notice of such option by advertisement and give holders of bearer depositary receipts the opportunity to choose between cash and shares until the fourth day before the day on which the Trust must have made such choice. In the absence of such choice by holders of depositary receipts, the Trust will make the choice as it sees fit in the interests of the holders of depositary receipts concerned. Holders of bearer receipts may receive an equal nominal amount in Ordinary shares.
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
Since December 31, 2010, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in Item 18, “ Financial Statements” of this document.

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
Since June 13, 1997, ADSs, each representing one bearer receipt in respect of one Ordinary share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major Shareholders and Related Party Transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2010, there were 143,740,532 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 840 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2010, approximately 25% of the bearer receipts were held by Dutch investors, approximately 17% by investors in the U.K. and approximately 38% by investors in the United States (including as represented by ADSs).
The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange (not restated for the rights issue of December 2009), for the period 2006 — January 31, 2011:

			Trading
			volume			Trading
			in millions			volume in
	Euronext Amsterdam		of bearer	New York		millions
	Stock Exchange (EUR)		receipts	Stock Exchange (USD)		of ADS
Calendar period	High	Low		High	Low
2006	35.96	27.82	2,319.4	45.35	33.61	107.6
2007	34.69	24.38	3,266.9	47.18	36.41	177.7
2008	26.21	5.21	4,904.8	40.67	6.37	436.3

2009
First quarter	8.58	2.50	1,209.1	11.73	3.02	129.3
Second quarter	8.40	4.51	1,190.9	11.60	5.46	110.9
Third quarter	12.20	6.39	1,040.2	18.04	8.81	103.8
Fourth quarter	12.56	5.61	2,243.1	18.89	8.26	282.5

2010
First quarter	7.98	5.98	1,715.6	11.25	8.20	181.3
Second quarter	7.94	5.34	2,097.9	10.67	6.80	310.4
Third quarter	7.98	5.95	1,565.5	10.63	7.37	158.4
Fourth quarter	8.28	6.59	1,428.4	11.45	8.65	163.0

2010 and 2011
September 2010	7.98	6.98	481.5	10.63	9.14	41.8
October 2010	8.18	7.36	414.8	11.45	10.05	57.5
November 2010	8.28	6.59	588.8	11.35	8.65	67.1
December 2010	7.82	6.85	424.8	10.44	9.28	38.3
January 2011	8.60	7.21	559.1	11.66	9.33	50.2
February 2011	9.32	8.30	535.7	12.65	11.60	36.8

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
The Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age for members of the Executive Board under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 65.
Members of the Executive Board are appointed by the General Meeting for a term of four years and may be reappointed. Members of the Supervisory Board are appointed for a term of four years and may be reappointed for two terms subject to the requirement in the charter of the Supervisory Board that a member of the Supervisory Board retires from the Board in the year in which he or she turns 70 (provided that the Supervisory Board does not decide otherwise taking into account specific circumstances). Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a resolution passed by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.
Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.
Capital structure, shares
The authorised capital of ING Groep N.V. consists of ordinary shares and cumulative preference shares. Currently, only ordinary shares are issued, while a call option to acquire cumulative preference shares has been granted to Stichting Continuiteit ING (ING Continuity Foundation). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issue of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one-third of the total issued share capital of ING Groep N.V. The purpose of the call option is to protect the independence, the continuity and the identity of ING Groep N.V. against influences which are contrary to the interests of ING Groep N.V., its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile take-overs). The ordinary shares are used solely for funding purposes. These shares, which are all registered shares, are not listed on a stock exchange.
The Board of ING Continuity Foundation currently comprises four members who are independent of ING Group. No Executive Board members or former Executive Board members, Supervisory Board members or former Supervisory Board members, ING Group employees or former ING Group employees or permanent advisors or former permanent advisors are on the Board of ING Continuity Foundation. The Board of ING Continuity Foundation appoints its own members, after consultation with the Supervisory Board of ING Group, but without any requirement for approval by ING Group.

Description of Shares
A description of the Shares, and other information with respect to shareholders, annual general meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7 — Major Shareholders and Related Party Transactions”.
Material contracts
There have been no material contracts (outside the ordinary course of business, such as intercompany financing) to which ING Groep N.V. is a party in the last two years, except for the core Tier 1 Securities transaction and the IABF which ING Groep N.V. concluded with the Dutch State, as further described in “Item 4. “Information on the Company — Corporate Governance — Transactions with the Dutch State” and as announced by ING Groep N.V. in its press releases dated October 19, 2008, January 26, 2009 and October 26, 2009 and the restructuring requirements pursuant to these transactions with the Dutch State as announced by ING Groep N.V. in its press release dated November 18, 2009.
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
Holders of bearer depositary receipts are entitled to attend and speak at general meetings of the ING Groep N.V. However, holders of bearer depositary receipts (including the Depositary on behalf of the holders of ADSs) as such are not entitled to vote at such meetings. However, as set out in “Item 7. Major Shareholders and Related Party Transactions”, the Trust will grant a proxy to the effect that such holder of bearer depositary receipts may, in the name of the Trust, exercise the voting rights attached to a number of its ordinary shares that corresponds to the number of bearer depositary receipts held by him. Based on such a proxy the holder of bearer depositary receipts may vote according to its own discretion.
Holders of bearer depositary receipts may surrender the bearer depositary receipts in exchange for ordinary shares. The Trust charges a fee for exchanging bearer depositary receipts for ordinary shares of one eurocent (EUR 0.01) per bearer depositary receipt, with a minimum of twenty-five Euros (EUR 25.00) per exchange transaction.
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
The notification will be recorded in the register, which is held by the Authority for the Financial Markets for that purpose, which register is available for public inspection.
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
Frequency, notice and agenda of general meetings
General meetings are normally held each year in April or May, to discuss the course of business in the preceding financial year on the basis of the reports prepared by the Executive Board and the Supervisory Board, and to decide on the distribution of dividends or other distributions, the appointment and/or reappointment of members of the Executive Board and the Supervisory Board (if any), other items requiring shareholder approval under Dutch law, and any other matters proposed by the Supervisory Board, the Executive Board or shareholders or holders of depositary receipts in accordance with the Articles of Association. Meetings are convened by public notice via the website of ING Group (www.ing.com) no later than on the forty-second day before the day of the general meeting. As of the date of convening a general meeting, all information relevant for shareholders and holders of depositary receipts is made available to them on this website and at the ING Group head office. This information includes the notice for the general meeting, the agenda, the place and time of the meeting, the address of the website of ING Group, the verbatim text of the proposals with an explanation and instructions on how to participate in the meeting (either in person or by proxy), as well as the reports of the Executive Board and the Supervisory Board. More complex proposals such as amendments to the Articles of Association are normally not included in the notice but are made available separately on the website of ING Group and at the ING Group head office.
Proposals by shareholders and holders of bearer depositary receipts
Proposals to include items on the agenda for a general meeting can be made by shareholders and holders of depositary receipts representing a joint total of at least 0.1% of the share capital or representing together, on the basis of the stock prices on Euronext Amsterdam by NYSE Euronext, a share value of at least EUR 50 million. Given the periods of notice required for proxy voting, proposals have to be submitted in writing al least 50 days before the date of the meeting. Properly submitted proposals will be included on the agenda for the general meeting.
Record date
Pursuant to the Dutch Law, the record date for attending a general meeting and voting on the proposals in that general meeting is the twenty-eighth day before the day of the general meeting. Shareholders and holders of depositary receipts who hold shares and/or depositary receipts for shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding a subsequent sale or purchase of shares or depositary receipts for shares. The record date is published in the notice for the general meeting. In accordance with US requirements, the depositary sets a record date for the American Depositary Shares (‘ADSs’), which date determines which ADSs are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders and holders of depositary receipts.
Attending general meetings
For logistical reasons, attendance at a general meeting by shareholders and holders of depositary receipts, either in person or by proxy, is subject to the requirement that ING Group is notified in advance. Instructions to that effect are included in the notice for the general meeting. General meetings are webcasted via the Company’s website (www.ing.com), so that shareholders and holders of depositary receipts who do not attend the general meeting in person, may nevertheless follow the course of affairs in the meeting by internet webcast.
Voting rights
Each share entitles the holder to cast one vote at the general meeting. The Articles of Association do not restrict the voting rights on any class of shares. ING Group is not aware of any agreement pursuant to which voting rights on any class of its shares are restricted.
Issue of shares
ING Groep N.V.’s authorized capital is the maximum amount of capital allowed to be issued under the terms of its Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. The General Meeting is authorized to resolve to amend the Articles of Association, provided that the resolution is adopted on a proposal of the Executive Board, which has been approved by the Supervisory Board. Such a resolution of the General Meeting requires a majority of at least two-thirds of the votes cast at a general meeting at which at least two-thirds of the issued share capital is represented. An amendment of the Articles of Association has to be passed by notarial deed if it is to become effective, and this in turn requires a declaration of no objection to be issued by the Minister of Justice. For reasons of flexibility, ING Group seeks to set the authorised capital in the Articles of Association at the highest level permitted by law again in the future.
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
In view of the importance of flexibility with respect to the issue of shares, the Executive Board and the Supervisory will periodically evaluate the delegation of authority to issue shares and, if necessary, make adjusted proposals to the General Meeting. Following such an evaluation, it will be proposed to the 2011 annual General Meeting to authorize also the issue of ordinary shares up to 20% of the issued share capital if this is necessary to protect or to conserve the capital position of the Company.
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
TAXATION
     The following is a summary of certain Netherlands tax consequences, and the United States federal income tax consequences, of the ownership of our bearer receipts or American Depositary Shares (“ADSs”) by U.S. Shareholders (as defined below) who hold bearer receipts or ADSs as capital assets. For purposes of this summary, a “U.S. Shareholder” is a beneficial owner of bearer receipts or ADSs that is:
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
Moreover, this summary does not discuss the Dutch tax treatment of a holder of bearer receipts or ADSs:
1. that holds a substantial interest in ING Groep N.V.; or
2. that is an individual who receives income or capital gains derived from the bearer receipts and ADSs and this income received or capital gains derived are attributable to the past, present or future employment activities of such holder.
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
UNITED STATES TAXATION
Taxes on dividends
Subject to the passive foreign investment company rules discussed below, for United States federal income tax purposes, a U.S. Shareholder will be required to include in gross income the full amount of a cash dividend (including any Netherlands withholding tax withheld) as ordinary income when the dividend is actually or constructively received by the Trust. For this purpose, a “dividend” will include any distribution paid by ING Groep N.V. with respect to the bearer receipts or ADSs, but only to the extent such distribution is not in excess of ING Groep N.V.’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Shareholder’s basis in the bearer receipts or ADSs and thereafter as capital gain. Because ING Groep N.V. does not keep account of its earnings and profits, as determined for United States federal income tax purposes, any distribution should generally be treated as a dividend for US federal income tax purposes.
For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on the circumstances of the U.S. Shareholder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the shareholder. A dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid to a non-corporate U.S. Shareholder in taxable years beginning before January 1, 2013 that are qualified dividend income will be taxable to the shareholder at a maximum tax rate of 15% provided that the shareholder holds the bearer receipts or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by ING Groep N.V. with respect to the bearer receipts or ADSs generally will be qualified dividend income.
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

Taxes on capital gains
Subject to the passive foreign investment company rules discussed below, gain or loss on a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will generally be a capital gain or loss for United States federal income tax purposes. If such U.S. Shareholder has held the bearer receipts or ADSs for more than one year, such gain or loss will generally be long-term capital gain or loss. Long-term capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates. In general, gain or loss from a sale or exchange of bearer receipts or ADSs by a U.S. Shareholder will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.
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
Item 11. Quantitative and Qualitative Disclosure of Market Risk
See “Item 5. Operating and Financial Review and Prospects — Factors Affecting Results of Operations” and “Risk Management” of Note 2.2.1 to the consolidated financial statements for these disclosures, including disclosures relating to operational, compliance and other non market-related risks.
Item 12. Description of Securities Other Than Equity Securities
Fees and Charges Payable by a Holder of ADSs
JP Morgan Chase Bank, N.A., as ADR depositary, collects fees for delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, depositing ordinary shares or surrendering ADSs for the purpose of withdrawal. The ADR depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.
The charges of the ADR depositary payable by investors are as follows:

Type of Service	ADR Depositary Actions	Fee
ADR depositary or substituting the underlying shares	Issuance of ADSs against the deposit of ordinary shares, including deposits and issuances in respect of:
•     Share distributions, stock splits, rights, merger
•     Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities
$5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

Receiving or distributing cash dividends	Distribution of cash dividends	No fee

Type of Service	ADR Depositary Actions	Fee
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 or less per each 100 ADSs (or portion thereof)

Withdrawing an underlying ordinary share	Acceptance of ADSs surrendered for withdrawal of deposited ordinary shares	$5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program	No fee

Expenses of the ADR depositary	Expenses incurred on behalf of Holders in connection with:
•     Taxes and other governmental charges
•     Cable, telex and facsimile transmission/delivery
•     Transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares
•     Expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
•     Any other charge payable by ADR depositary or its agents
Expenses payable at the sole discretion of the ADR depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions
Fees and Payments made by the ADR depositary to ING
The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended December 31, 2010, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $950,000
The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2010:

Amount Reimbursed for the year ended
Category of expense reimbursed to ING	December 31, 2010
Investor relations, including upfront contribution	$950,000

Total	$950,000

The ADR depositary has paid certain expenses directly to third parties on behalf of ING.The table below sets forth those expenses that the ADR depositary paid directly to third parties in the year ended December 31, 2010.

Amount paid in the year ended
Category of expense paid directly to third parties	December 31, 2010
Third-party expenses paid directly	$0
Fees waived	$350,000

Total	$350,000
Under certain circumstances, including removal of the ADR depositary or termination of the ADR program by ING, ING is required to repay the ADR depositary certain amounts reimbursed and/or expenses paid to or on behalf of ING.

PART II.
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
On February 1, 2011 an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to February 1, 2011.
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
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, Management performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on Management’s assessment and those criteria, Management concluded that the Company’s internal control over financial reporting is effective as of December 31, 2010.
Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting, which appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.
We have audited ING Groep N.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2010 and 2009, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2010 and our report dated March 14, 2011 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 14, 2011
Ernst & Young Accountants LLP

Item 16A. Audit Committee Financial Expert
The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On December 31, 2010, the members of the Audit Committee were: Jackson Tai (chairman), Tineke Bahlmann, Henk Breukink, Godfried van der Lugt and Jeroen van der Veer. The Supervisory Board has determined that Aman Mehta, appointed to the Audit Committee as of February 14, 2001, is a financial expert as referred to in the Corporate Governance Code. He has gathered his experience by serving as chief executive officer of Hong Kong & Shanghai Banking Corporation (HSBC) in Hong Kong. This audit committee financial expert is independent in accordance with the relevant Sarbanes-Oxley regulations.
Item 16B. Code of Ethics
ING Group has adopted a code of ethics, called the ING’s Business Principles, which apply to all our employees, including our principal executive officer, principal financial officer and principal accounting officer. These Business Principles have undergone minor changes to adapt them to the requirements of the Sarbanes-Oxley Act of 2002 as a code of ethics for certain officers. The Business Principles are posted on ING Group’s website at www.ing.com, under the heading “Corporate Responsibility” followed by “Policies”. During the most recently completed fiscal year no waivers, explicit or implicit, from these Business Principles have been granted to any of the officers described above.
Item 16C. Principal Accountant Fees and Services (Ernst & Young )
At the annual General Meeting held on April 22, 2008, Ernst & Young was appointed to audit the financial statements of ING Group for the financial years 2008 to 2011 inclusive, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting on December 2010.
In the 2012 annual General Meeting it will be proposed to extend the appointment of Ernst & Young by two more years, that is for the financial years 2012 and 2013. The external auditor attended the meetings of the Audit Committee and the 2010 annual General Meeting.
After a maximum period of five years of performing the financial audit of ING Group or ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firm and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the external audit firm. The Audit Committee provides recommendations to the Supervisory Board regarding these replacements based, among other things, on an annual evaluation of the provided services. In line with this requirement, the lead audit partner of Ernst & Young was succeeded after the year-end audit 2006. The rotation of other partners involved with the audit of the financial statements of ING is subject to applicable independence legislation.
The external auditor may be questioned at the annual general meeting in relation to its audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting. The external auditor may only provide audit and non-audit services to ING Group and its subsidiaries with the permission of the Audit Committee. The Audit Committee generally pre-approves certain types of audit, audit-related, tax and non-audit services to be provided by the external auditor on an annual basis. Services that have not been generally pre-approved by the Audit Committee should not be provided by the external auditor unless they are specifically pre-approved by the Audit Committee at the recommendation of local management.
The Audit Committee also sets the maximum annual amount that may be spent for pre-approved services. Throughout the year the external auditor and ING monitor the amounts paid versus the pre-approved amounts. The external auditor provides the Audit Committee with a full overview of all services provided to ING, including related fees, supported by sufficiently detailed information. This overview is periodically evaluated by the Audit Committee during the year. More information on ING Group’s policy on external auditor independence is available on the website of ING Group (www.ing.com).

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
Reference is made to Note 47 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2010 and 2009.

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

					Maximum
				Purchased as part of	number of Shares
		Number	Average	Publicly Announced	that may be
		x 1000	price in Euros	Plans or Programs	purchased
Purchases
January	1/1/10 – 1/31/10	20	7.57
February	2/1/10 – 2/28/10	55	6.66
March	3/1/10 – 31/3/10	9,808	7.35
April	4/1/10 – 30/4/10	4,442	7.71
May	5/1/10 – 5/31/10	98	6.61
June	6/1/10 – 6/30/10	2,110	6.34
July	7/1/10 – 7/31/10	2	6.88
August	8/1/10 – 8/31/10	93	7.14
September	9/1/10 – 9/30/10	123	7.36
October	10/1/10 – 10/31/10	2	8.06
November	11/1/10 – 11/30/10	329	7.98
December	12/1/10 – 12/31/10	23	7.38

Total 1)		17,105	7.32

January	1/1/09 – 1/31/09
February	2/1/09 – 2/28/09
March	3/1/09 – 31/3/09	7,839	4.31
April	4/1/09 – 30/4/09
May	5/1/09 – 5/31/09	272	6.58
June	6/1/09 – 6/30/09	153	6.30
July	7/1/09 – 7/31/09	3	6.35
August	8/1/09 – 8/31/09	50	6.30
September	9/1/09 – 9/30/09	10	10.71
October	10/1/09 – 10/31/09	252	6.30
November	11/1/09 – 11/30/09	901	6.32
December	12/1/09 – 12/31/09	11,189	6.53

Total 1)		20,669	5.68

(1)	This table excludes market-making and related hedging purchases by ING Group. The table also (i) excludes ING Group shares purchased by investments funds managed by ING Group for clients in accordance with specified investment strategies that are established by each individual fund manager acting independently of ING Group, and (ii) includes share purchases under ING Group’s delta hedging activities in respect of its employee option plans.
Item 16G. Corporate Governance
In conformity with regulation from the US Securities and Exchange Commission, ING Group as a foreign private issuer whose securities are listed on the New York Stock Exchange (‘NYSE’) must disclose in this Annual Report on Form 20 – F any significant differences between its corporate governance practices and those applicable to US domestic companies under the NYSE listing standards.
ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:
•	ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general, members of the Executive Board are employees of the company while members of the Supervisory Board are often former state or business leaders and sometimes former members of the Executive Board. Members of the Executive Board and other officers and employees cannot simultaneously be a member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Executive Board. Under the Corporate Governance Code, all members of the Supervisory Board with the exception of not more than one person must be independent. All members of ING Group’s Supervisory Board are independent within the meaning of the Corporate Governance Code. The definitions of independence under the Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board.
•	In contrast to the Sarbanes-Oxley Act of 2002, the Corporate Governance Code contains an ‘apply-or-explain’ principle, offering the possibility to deviate from the Corporate Governance Code as long as any such deviations are explained. To the extent that such deviations are approved by the General Meeting, the company is deemed to be in full compliance with the Corporate Governance Code.

•	Dutch law requires that the company’s external auditors be appointed at the general meeting and not by the Audit Committee.

•	The articles of association of ING Group (‘Articles of Association’) provide that there are no quorum requirements to hold a general meeting, although certain shareholder actions and certain resolutions may require a quorum.

•	The shareholder approval requirements for equity compensation plans under Dutch law and the Corporate Governance Code differ from those applicable to US companies which are subject to the NYSE’s listing rules. Under Dutch company law and the Corporate Governance Code, shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.
PART III.

Item 18.	Consolidated Financial Statements
See pages F-1 to F-207 and the Schedules on F-217 to F-220

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated October 8, 2008 (incorporated by reference to Exhibit 1.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, File No. 1-14642 filed on March 19, 2009)

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated October 7, 2010

Exhibit 2.1	Subordinated Indenture, dated July 18, 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 12, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated September 26, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-k filed on September 23, 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated December 8, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-k filed on December 7, 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated June 13, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 12, 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated October 4, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on October 3, 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated June 17, 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 17, 2008)

Exhibit 2.10	Terms and Conditions of the core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to Exhibit 2.10 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, File No. 1-14642 filed on March 19, 2009)

Exhibit 2.11	Term Sheet regarding core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on February 4, 2009)

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

ING Groep N.V. (Registrant)
By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

Date: March 14, 2011

ADDITIONAL INFORMATION
SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS
The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2010, 2009 and 2008 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

	Year ended December 31,
	2010	2009	2008
Return on equity of the banking operations*	13.4%	(3.3)%	(10.0)%
Return on equity of ING Group*	8.0%	(6.2)%	(13.2)%
Dividend pay-out ratio of ING Group	n.a.	n.a.	n.a.
Return on assets ING Group	0.2%	(0.1)%	(0.3)%
Equity to assets of ING group	3.5%	3.2%	2.0%
Net interest margin of the banking operations	1.4%	1.3%	1.1%

*	net profit divided by average equity
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

ASSETS

	Interest-earning assets
	2010			2009			2008

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	yield	balance	income	yield	balance	income	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits with banks
domestic	13,814	110	0.8	12,306	200	1.6	22,685	895	3.9
foreign	27,318	833	3.1	23,429	420	1.8	40,557	1,764	4.3
Loans and advances
domestic	237,122	9,608	4.1	264,472	10,120	3.8	308,796	12,926	4.2
foreign	385,423	14,375	3.7	362,637	14,364	4.0	339,812	17,577	5.2
Interest-earning securities(1)
domestic	30,926	1,014	3.3	29,790	1,082	3.6	30,398	1,234	4.1
foreign	107,564	4,287	4.0	106,673	4,807	4.5	158,844	8,747	5.5
Other interest-earning assets
domestic	12,191	182	1.5	11,014	168	1.5	13,713	547	4.0
foreign	20,535	183	0.9	22,572	222	1.0	14,844	540	3.6

Total	834,893	30,592	3.6	832,893	31,383	3.8	929,649	44,230	4.8
Non-interest earning assets	54,008			60,073			73,994

Derivatives assets	62,585			66,750			49,042

Total assets(1)	951,486			959,716			1,052,685

Percentage of assets applicable to foreign operations		64,9%			61.8%			59.7%

Interest income on derivatives		38,356			48,828			53,037
other		740			935			933

Total interest income		69,688			81,146			98,200

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2010			2009			2008

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	yield	balance	expense	yield	balance	expense	yield
	(EUR millions)%			(EUR millions)%			(EUR millions)%
Time deposits from banks
domestic	26,922	249	0.9	32,892	596	1.8	49,198	2,020	4.1
foreign	22,363	370	1.7	27,716	634	2.3	43,046	2,176	5.1
Demand deposits(5)
domestic	40,100	125	0.3	64,220	117	0.2	115,827	1,574	1.4
foreign	55,505	383	0.7	50,236	599	1.2	46,832	766	1.6
Time deposits(5)
domestic	24,897	221	0.9	32,101	619	1.9	35,048	1,449	4.1
foreign	20,064	364	1.8	26,848	694	2.6	33,303	1,671	5.0
Savings deposits(5)
domestic	72,830	1,459	2.0	64,817	1,835	2.8	57,537	1,630	2.8
foreign	269,115	5,107	1.9	243,080	6,047	2.5	229,149	9,070	3.9
Short term debt
domestic	16,233	135	0.8	14,791	208	1.4	11,511	558	4.8
foreign	50,221	699	1.4	48,246	732	1.5	40,760	1,927	4.7
Long term debt
domestic	42,364	1,681	4.0	33,657	1,465	4.4	20,379	1,110	5.4
foreign	27,424	1,180	4.3	23,682	999	4.2	23,325	1,277	5.5
Subordinated liabilities
domestic	22,287	1,031	4.6	21,558	999	4.6	20,238	1,124	5.6
foreign	1,114	61	5.5	1,113	59	5.3	1,293	61	4.7
Other interest-bearing liabilities
domestic	47,047	279	0.6	51,811	642	1.2	92,042	3,174	3.4
foreign	57,419	514	0.9	64,863	793	1.2	100,179	3,527	3.5

Total	795,905	13,858	1.7	801,631	17,038	2.1	919,667	33,114	3.6
Non-interest bearing liabilities	55,417			57,913			62,947
Derivatives liabilities	69,751			73,694			48,243
Total Liabilities	921,073			933,238			1,030,858
Group Capital	30,413			26,478			21,828

Total liabilities and capital	951,486			959,716			1,052,685

Percentage of liabilities applicable to foreign operations		63.3%			60.6%		57.0%
Other interest expense:
interest expenses on derivatives		41,333			50,334			52,790
other		1,081			1,235			1,211

Total interest expense		56,272			68,607			87,115

Total net interest result		13,416			12,539			11,085

(5)	These captions do not include deposits from banks.

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

	2010 over 2009			2009 over 2008
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change

	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	24	(114)	(90)	(410)	(285)	(695)
foreign	70	343	413	(745)	(599)	(1,344)
Loans and advances
domestic	(975)	463	(512)	(1,757)	(1,049)	(2,806)
foreign	902	(891)	11	1,181	(4,394)	(3,213)
Interest-earning securities
domestic	41	(109)	(68)	(25)	(127)	(152)
foreign	40	(560)	(520)	(2,873)	(1,067)	(3,940)
Other interest-earning assets
domestic	18	(4)	14	(108)	(271)	(379)
foreign	(20)	(19)	(39)	281	(599)	(318)
Interest income
domestic	(892)	236	(656)	(2,300)	(1,732)	(4,032)
foreign	992	(1,127)	(135)	(2,156)	(6,659)	(8,815)

Total	100	(891)	(791)	(4,456)	(8,391)	(12,847)

Other interest income			(10,666)			(4,207)

Total interest income			(11,457)			(17,054)

The following table shows the interest spread and net interest margin for the past two years.

	2010	2009
	Average rate	Average rate
	%	%
Interest spread
domestic	1.9	1.6
foreign	1.9	1.7
Total	1.9	1.6

Net interest margin
domestic	1.9	1.6
foreign	2.0	1.8
Total	2.0	1.7

	2010 over 2009			2009 over 2008
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change

	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	(108)	(239)	(347)	(669)	(755)	(1,424)
foreign	(122)	(142)	(264)	(775)	(767)	(1,542)
Demand deposits
domestic	(44)	52	8	(702)	(755)	(1,457)
foreign	63	(279)	(216)	56	(223)	(167)
Time deposits
domestic	(139)	(259)	(398)	(122)	(708)	(830)
foreign	(175)	(155)	(330)	(323)	(654)	(977)
Savings deposits
domestic	227	(603)	(376)	206	(1)	205
foreign	647	(1,587)	(940)	552	(3,575)	(3,023)
Short term debt
domestic	20	(93)	(73)	159	(509)	(350)
foreign	30	(63)	(33)	354	(1,549)	(1,195)
Long term debt
domestic	379	(163)	216	723	(368)	355
foreign	158	23	181	20	(298)	(278)
Subordinated liabilities
domestic	34	(2)	32	73	(198)	(125)
foreign	0	2	2	(9)	7	(2)
Other interest-bearing liabilities
domestic	(59)	(304)	(363)	(1,388)	(1,144)	(2,532)
foreign	(91)	(188)	(279)	(1,243)	(1,491)	(2,734)
Interest expense
domestic	310	(1,611)	(1,301)	(1,720)	(4,438)	(6,158)
foreign	510	(2,389)	(1,879)	(1,368)	(8,550)	(9,918)

Total	820	(4,000)	(3,180)	(3,088)	(12,988)	(16,076)

Other interest expense			(9,156)			(2,432)

Total interest expense			(12,336)			(18,508)

Net interest
domestic	(1,202)	1,847	645	(580)	2,706	2,126
foreign	482	1,262	1,744	(788)	1,891	1,103

Net interest	(720)	3,109	2,389	(1,368)	4,597	3,229

Other net interest result			(1,510)			(1,775)

Net interest result			879			1,454

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS
The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended December 31
	2010	2009	2008
	(EUR millions)
Debt securities available for sale
Dutch government	6,135	3,796	6,726
German government	6,929	5,230	5,789
Central banks	1,578	332	219
Belgian government	7,543	7,814	8,198
Other governments	27,861	28,402	29,435
Banks and financial institutions	27,411	27,200	37,486
Other corporate debt securities	891	859	1,417
U.S. Treasury and other U.S. Government agencies	1,505	575	56
Other debt securities	16,606	14,292	42,176

Total debt securities available for sale	96,459	88,500	131,502

Debt securities held to maturity
Dutch government
German government	583	585	787
Other governments	367	701	819
Banks and financial institutions	9,637	11,963	12,929
Other corporate debt securities			39
U.S. Treasury and other U.S. Government agencies			36
Other debt securities	1,106	1,160	830

Total debt securities held to maturity	11,693	14,409	15,440

Shares and convertible debentures	2,741	3,682	1,863
Land and buildings (1)	1,891	3,647	4,331

Total	112,784	110,238	153,136

(1)	Including commuted ground rents
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
The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 70% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities available for sale
Dutch government	629		3,315		2,191
German government	409		3,834		2,190
Central banks	1,578		0		0
Belgian government	788		4,665		2,015
Other governments	4,444		12,497		8,351
Banks and financial institutions	7,233		16,240		3,739
Other corporate debt securities	458		362		62
U.S. Treasury and other U.S. Government agencies	0		772		733
Other debt securities	633		3,889		3,301

Total debt securities available for sale	16,172	3.4	45,574	3.6	22,582	3.8

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities available for sale
Dutch government	0		6,135
German government	496		6,929
Central banks	0		1,578
Belgian government	75		7,543
Other governments	2,569		27,861
Banks and financial institutions	199		27,411
Other corporate debt securities	9		891
U.S. Treasury and other U.S. Government agencies	0		1,505
Other debt securities	8,783		16,606

Total debt securities available for sale	12,131	5.3	96,459

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR	%	(EUR	%	(EUR	%
	millions)		millions)		millions)
Debt securities held to maturity
Dutch government
German government	50		533
Belgian government
Central banks
Other governments	16		351
Banks and financial institutions	1,983		7,306		348
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	301		596		190

Total debt securities held to maturity	2,350	3.1	8,786	3.9	538	3.4

	Over 10 years		Total
	Book		Book
	value	Yield(1)	value
	(EUR	%	(EUR
	millions)		millions)
Debt securities held to maturity
Dutch government
German government			583
Belgian government
Central banks
Other governments			367
Banks and financial institutions			9,637
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	19		1,106

Total debt securities held to maturity	19	6.0	11,693

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.
On December 31, 2010, ING Group also held the following securities for the banking operations that exceeded 10% of shareholders’ equity:

	2010
	Book value	Market value
	(EUR millions)
Belgian government	7,543	7,543
German government	7,512	7,524
LOAN PORTFOLIO
Loans and advances to banks and customers
Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions
See Note 5 of Note 2.1 to the consolidated financial statements.

	2010	2009
Loans and Loan loss provisions	(EUR millions)
Loans past due 90 days	10,464	8,307
Other impaired loans	4,188	2,849

Total impaired loans (loans with a loan loss provision)	14,652	11,156
Potential problem loans	7,647	10,873

Total Impaired loans and potential problem loans	22,299	22,029
Loans neither impaired nor potential problem loans	616,703	573,077

Total	639,002	595,106

This amount is presented in the balance sheet as:
Amounts due from Banks	49,056	39,742
Loans and advances to customers	589,946	555,364

Total	639,002	595,106

Loan loss provisions included in:
Amounts due from Banks	21	46
Loans and advances to customers	5,174	4,353

Total loan loss provisions	5,195	4,399

Loans and advances by customer type:	2010	2009
Loans secured by public authorities	55,953	51,082
Loans secured by mortgages	330,473	303,803
Loans guaranteed by credit institutions	5,768	6.696
Personal lending	21,743	19,960
Asset backed securities	18,605	21,831
Corporate loans	157,404	151,992

Total	589,946	555,364

Loan loss provisions by customer type:	2010	2009
Loans secured by public authorities	3	3
Loans secured by mortgages	1,599	1,356
Loans guaranteed by credit institutions	23	47
Personal lending	667	690
Asset backed securities	0	15
Corporate loans	2,903	2,288

Total	5,195	4,399

Increase in Loan loss provision by customer type:	2010	2009
Loans secured by public authorities	0	1
Loans secured by mortgages	243	764
Loans guaranteed by credit institutions	(24)	(38)
Personal lending	(23)	37
Asset backed securities	(15)	15
Corporate loans	615	1,009

Total	796	1,788

The net increase in Loan loss provision includes:
Increase in loan loss provision (P&L)	1,751	2,973
Write-offs and other	(955)	(1,185)

Total	796	1,788

The following table sets forth the gross loans and advances to banks and customers as of December 31, 2010, 2009, 2008, 2007 and 2006 under IFRS-IASB.
IFRS-IASB

	Year ended December 31
	2010	2009	2008	2007	2006
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	28,671	28,149	16,288	14,679	16,450
Loans secured by mortgages	157,671	156,319	155,846	141,314	120,753
Loans to or guaranteed by credit institutions	14,704	9,569	15,528	16,347	6,747
Other private lending	5,125	4,972	7,158	6,975	6,484
Asset backed securities	0	0	0	0	0
Other corporate lending	53,784	52,888	126,773	105,808	90,182

Total domestic offices	259,955	251,897	321,593	285,123	240,616

By foreign offices:
Loans guaranteed by public authorities	27,282	22,933	10,099	8,961	9,503
Loans secured by mortgages	172,802	147,484	145,090	132,614	87,457
Loans to or guaranteed by credit institutions	40,120	36,869	23,099	31,211	32,072
Other private lending	16,618	14,988	20,389	17,784	16,422
Asset backed securities	18,605	21,831	11,766	13,082
Other corporate lending	103,620	99,104	109,903	88,237	89,547

Total foreign offices	379,047	343,209	320,346	291,889	235,001

Total gross loans and advances to banks and customers	639,002	595,106	641,939	577,012	475,617

Maturities and sensitivity of loans to changes in interest rates
The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2010.

	1 year	1 year	After
	or less	to 5 years	5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	884	12,555	15,232	28,671
Loans secured by mortgages	8,732	14,086	134,853	157,671
Loans guaranteed by credit institutions	11,964	2,700	40	14,704
Other private lending	3,107	559	1,459	5,125
Asset backed securities	0	0	0	0
Other corporate lending	29,100	13,652	11,032	53,784

Total domestic offices	53,787	43,552	162,616	259,955

By foreign offices:
Loans guaranteed by public authorities	12,494	5,243	9,545	27,282
Loans secured by mortgages	14,387	35,274	123,141	172,802
Loans guaranteed by credit institutions	25,914	10,429	3,777	40,120
Other private lending	9,416	4,467	2,735	16,618
Asset backed securities	3,046	11,500	4,059	18,605
Other corporate lending	41,281	40,173	22,166	103,620

Total foreign offices	106,538	107,086	165,423	379,047

Total gross loans and advances to banks and customers	160,325	150,638	328,039	639,002

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2010.

	1 year or	Over 1
	less	year	Total
	(EUR millions)
Non-interest earning	2,973	1,717	4,690
Fixed interest rate	73,845	138,864	212,709
Semi-fixed interest rate(1)	5,772	190,801	196,573
Variable interest rate	78,700	146,330	225,030

Total	161,290	477,712	639,002

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”
Loan concentration
The following industry concentrations were in excess of 10% of total loans as of December 31, 2010:

Total outstanding
Private Individuals	40.0%
Commercial Banks	11.2%
Non-Bank Financial Institutions	11.1%
Risk elements
Loans Past Due 90 days and Still Accruing Interest
Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which we continue to recognize interest income on an accrual basis in accordance with IFRS-IASB. Once a loan has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 under IFRS-IASB.

	Year ended December 31
	2010	2009	2008	2007	2006
IFRS-IASB	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	5,758	3,865	2,799	1,159	1,317
Foreign	4,705	4,793	2,634	1,892	2,426

Total loans past due 90 days and still accruing interest	10,463	8,658	5,433	3,051	3,743

As of December 31, 2010, EUR 10,459 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 14,648 million as of December 31, 2010.
Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2010, 2009, 2008, 2007 and 2006 under IFRS-IASB.

		Year ended December 31
IFRS-IASB	2010	2009	2008	2007	2006
		(EUR millions)
Troubled debt restructurings:
Domestic	1,253	782	51	45	163
Foreign	2,165	1,271	354	47	199

Total troubled debt restructurings	3,418	2,053	405	92	362

Interest Income on Troubled Debt Restructurings
The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2010 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2010.

	Year ended December 31, 2010
	(EUR millions)
	Domestic	Foreign
	Offices	Offices	Total
Interest income that would have been recognized under the original contractual terms	14	65	79
Interest income recognized in the profit and loss account	14	67	81
Potential Problem Loans
Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 7,647 million as of December 31, 2010. Of this total, EUR 4,883 million relates to domestic loans and EUR 2,764 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.
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
Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2010, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.
The following tables analyze cross-border outstandings as of the end of December 31, 2010, 2009 and 2008 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended December 31, 2010
	Government	Banks & other
	& official	financial	Commercial			Cross-border
	institutions	Institutions	& industrial	Other	Total	Commitments
	(EUR millions)
United Kingdom	188	12,398	19,347	1,042	32,975	4,046
United States	49	4,749	7,952	4,363	17,113	10,309
France	9,113	13,051	3,565	1,170	26,899	3,282
Germany	7,138	5,560	2,850	3,379	18,927	6,846
Italy
Spain
Belgium

	Year ended December 31, 2009
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
On December 2010 Italy, Spain and Belgium have cross-border outstandings between 0.75% and 1% of total assets. In 2009 there were no cross-border outstandings between 0.75% and 1% of total assets.
Summary of Loan Loss Experience
For further explanation on loan loss provision see “Loan Loss Provisions” in Note 2.1 to the consolidated financial statements.

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2010, 2009, 2008, 2007 and 2006 under IFRS-IASB.

	Calendar period
IFRS-IASB	2010	2009	2008	2007	2006
		(EUR millions)
Balance on January 1	4,399	2,611	2,001	2,642	3,313
Change in the composition of the Group		(3)	1	98	(101)
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	(86)	(79)	(34)	(22)	(32)
Loans to or guaranteed by credit institutions	(30)	(55)	(36)	(11)	(11)
Other private lending	(65)	(140)	(126)	(115)	(108)
Other corporate lending	(277)	(229)	(133)	(189)	(136)
Foreign:
Loans guaranteed by public authorities	(8)	(12)	(16)	(25)
Loans secured by mortgages	(56)	(5)	(6)	(11)	(26)
Loans to or guaranteed by credit institutions	(5)	(1)		(2)	(5)
Other private lending	(404)	(259)	(114)	(104)	(70)
Other corporate lending	(235)	(437)	(263)	(473)	(303)

Total charge-offs	(1,166)	(1,217)	(728)	(952)	(691)

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	23	2
Loans to or guaranteed by credit institutions				2	4
Other private lending	29	101	36	3	11
Other corporate lending	9	4			1
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	1			1
Loans to or guaranteed by credit institutions	3
Other private lending	29	24	27	30	49
Other corporate lending	11	17	27	23	21

Total recoveries	105	148	90	59	86

Net charge-offs	(1,061)	(1,069)	(638)	(893)	(605)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	1,857	2,860	1,247	154	35

Balance on December 31	5,195	4,399	2,611	2,001	2,642

Ratio of net charge-offs to average loans and advances to banks and customers	0.17%	0.17%	0.10%	0.16%	0.12%
The developments in loan loss provisions are a reflection of the economic conditions of the past (five) years. Benign economic circumstances in the years 2006 and 2007 led to historically low (net) additions to the loan loss provisions, while the results of the work out and liquidation of defaulted loans in earlier years are reflected in still relevant numbers in net charge-offs. The strong increase in loan loss provisions as a result of the global economic crisis becomes visible in 2008, reaches highest levels in 2009, and then sees a slowly reducing trend in 2010. In these very distressed economic circumstances, additional provisions are being built up, leading to the new historically high provision buffers that are presented by the year 2009 and 2010, respectively. The net charge-offs show a relatively lower increase, as restructuring and work out activities take time, and the definite credit losses (net charge-offs) are only visible once all remedies are depleted and — where applicable — collateral has been liquidated.
The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2010, 2009, 2008, 2007 and 2006 under IFRS-IASB.

	Year ended December 31
IFRS-IASB	2010		2009		2008		2007		2006
	EUR	%(1)	EUR	%(1)	EUR	%(1)			EUR	%(1)
	(EUR millions)
Domestic:
Loans guaranteed by public authorities	0	4.47		4.72		2.54		2.56		3.46
Loans secured by mortgages	416	25.24	290	27.54	167	24.76	96	24.62	96	25.40
Loans to or guaranteed by credit institutions	17	2.29		1.61	68	2.42	11	2.85		1.42
Other private lending	131	0.80	254	0.83	120	1.12	181	1.21	357	1.36
Other corporate lending	1,385	8.13	917	7.70	474	19.24	377	17.91	280	18.93

Total domestic	1,949	40.93	1,461	42.4	829	50.08	665	49.15	733	50.57
Foreign:
Loans guaranteed by public authorities	3	4.25	3	3.85	2	1.57	1	1.56	2	2.00
Loans secured by mortgages	1,183	26.93	1,066	23.90	425	22.61	203	23.10	177	18.40
Loans to or guaranteed by credit institutions	6	6.7	47	6.78	17	4.02	3	5.56	6	6.75
Other private lending	536	2.59	436	2.52	533	3.18	374	3.10	408	3.45
Mortgage backed securities	0	2.37	15	2.99
Other corporate lending	1,518	16.23	1,371	17.56	805	18.54	755	17.53	1,316	18.83

Total foreign	3,246	59.07	2,938	57.60	1,782	49.92	1,336	50.85	1,909	49.43

Total	5,195	100.00	4,399	100.00	2,611	100.00	2,001	100.00	2,642	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS
The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) decreased by 1.1% to EUR 585.340 million for 2010, compared to 2009. Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 40% of the category ‘Debt securities’ (42% at the end of 2009). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2010		2009		2008
	Average	Average	Average	Average	Average	Average
	deposit	rate	deposit	rate	deposit	rate
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Deposits by banks
In domestic offices:
Demand —non-interest bearing	5,646		6,006		9,797
—interest bearing	4,646	1.0	5,556	1.0	11,821	3.8
Time	26,926	0.9	32,941	1.8	49,147	3.7
Other	9,681	1.5	10,869	1.7	12,213	3.6

Total domestic offices	46,899		55,372		82,978
In foreign offices:
Demand —non-interest bearing	1,468		1,599		3,374
—interest bearing	5,932	1.0	5,553	1.4	12,175	3.9
Time	21,648	1.7	26,532	2.3	40,425	5.1
Other	14,832	3.8	26,455	4.3	31,121	4.8

Total foreign offices	43,880		60,139		87,095

Total deposits by banks	90,779		115,511		170,073

Customer accounts
In domestic offices:
Demand —non-interest bearing	723		12,005		15,041
—interest bearing	43,536	0.3	57,162	0.3	108,589	1.7
Savings	72,717	2.0	64,731	2.8	57,475	2.8
Time	24,738	0.9	31,867	1.9	34,856	4.1
Other	8,614	0.5	6,965	1.3	7,202	3.6

Total domestic offices	150,328		172,730		223,163
In foreign offices:
Demand —non-interest bearing	6,295		6,160		4,581
—interest bearing	56,865	0.8	50,956	1.2	52,089	2.8
Savings	269,115	1.9	243,080	2.5	229,149	3.9
Time	19,794	1.8	26,529	2.6	33,018	5.0
Other	6,296	3.9	2,618	5.9	2,486	4.9

Total foreign offices	358,365		329,343		321,323

Total customers accounts	508,693		502,073		544,486

Debt securities
In domestic offices:
Debentures	36,522	3.1	27,705	3.4	13,379	4.8
Certificates of deposit	11,546	0.8	10,406	1.2	8,887	4.6
Other	4,719	0.9	4,449	1.8	2,691	5.4

Total domestic offices	52,787		42,560		24,957
In foreign offices:
Debentures	10,886	4.9	8,343	3.5	8,552	6.0
Certificates of deposit	35,748	1.3	33,322	1.8	25,665	5.4
Other	19,111	1.3	19,263	1.6	18,611	3.5

Total foreign offices	65,745		60,928		52.828

Total debt securities	118,532		103,488		77,785

For the years ended December 31, 2010, 2009 and 2008, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 47,019 million, EUR 47,229 million and EUR 77,958 million, respectively.
On December 31, 2010, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates of
	deposit		Other time deposits
	(EUR	%	(EUR	%
	millions)		millions)
3 months or less	9,752	72.4	46,076	83.8
6 months or less but over 3 months	2,070	15.4	5,084	9.3
12 months or less but over 6 months	1,610	12.0	2,638	4.8
Over 12 months	28	0.2	1,138	2.1

Total	13,460	100	54,936	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2010.

(EUR millions)
Time certificates of deposit	34,300
Other time deposits	64,979

99,279

Short-term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.
The following table sets forth certain information relating to the categories of our short-term borrowings.

	Year ended December 31
IFRS-IASB	2010	2009	2008
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	20,517	18,225	18,444
Monthly average balance outstanding during the year	19,176	19,264	17,949
Maximum balance outstanding at any period end during the year	21,370	22,531	19,319
Weighted average interest rate during the year	1.70%	1.07%	3.80%
Weighted average interest rate on balance at the end of the year	1.38%	1.13%	3.70%

Securities sold under repurchase agreements:
Balance at the end of the year	61,468	67,193	110,202
Monthly average balance outstanding during the year	79,927	92,523	148,613
Maximum balance outstanding at any period end during the year	96,496	138,528	178,185
Weighted average interest rate during the year	0.73%	1.30%	3.17%
Weighted average interest rate on balance at the end of the year	0.94%	1.80%	4.27%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
We have audited the accompanying consolidated balance sheets of ING Groep N.V. (‘ING Group’), as of December 31, 2010 and 2009, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the ING Groep N.V. as of December 31, 2010 and 2009, and the consolidated results of its operations, and it cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ING Groep N.V.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2011 expressed an unqualified opinion thereon.
Amsterdam, the Netherlands
March 14, 2011
Ernst & Young Accountants

CONSOLIDATED BALANCE SHEET OF ING GROUP
AS AT DECEMBER 31

	Amounts in millions of euros
	2010	2009
ASSETS
Cash and balances with central banks 1)	13,072	15,390
Amounts due from banks 2)	51,828	43,397
Financial assets at fair value through profit and loss 3)
- trading assets	125,675	111,444
- investments for risk of policyholders	120,481	104,597
- non-trading derivatives	11,722	11,632
- designated as at fair value through profit and loss	6,016	5,517
Investments 4)
- available-for-sale	222,547	197,703
- held-to-maturity	11,693	14,409
Loans and advances to customers 5)	608,938	575,275
Reinsurance contracts 17)	5,789	5,480
Investments in associates 6)	3,925	3,699
Real estate investments 7)	1,900	3,638
Property and equipment 8)	6,132	6,119
Intangible assets 9)	5,372	6,021
Deferred acquisition costs 10)	10,604	11,398
Assets held for sale 11)	681	5,024
Other assets 12)	36,469	39,229

Total assets	1,242,844	1,159,972

EQUITY
Shareholders’ equity (parent) 13)	38,370	31,121
Non-voting equity securities 13)	5,000	5,000

	43,370	36,121
Minority interests	729	915

Total equity	44,099	37,036

LIABILITIES
Subordinated loans 14)	10,645	10,099
Debt securities in issue 15)	135,604	119,981
Other borrowed funds 16)	22,291	23,151
Insurance and investment contracts 17)	270,582	240,858
Amounts due to banks 18)	72,852	84,235
Customer deposits and other funds on deposit 19)	511,362	469,508
Financial liabilities at fair value through profit and loss 20)
- trading liabilities	108,050	98,245
- non-trading derivatives	17,782	20,070
- designated as at fair value through profit and loss	12,707	11,474
Liabilities held for sale 11)	424	4,890
Other liabilities 21)	36,446	40,425

Total liabilities	1,198,745	1,122,936

Total equity and liabilities	1,242,844	1,159,972

References relate to the notes starting on page F-31. These form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP
AS AT DECEMBER 31

	Amounts in millions of euros
	2010	2010	2009	2009	2008	2008
Interest income banking operations	68,334		79,850		97,011
Interest expense banking operations	(55,011)		(67,475)		(85,969)

Interest result banking operations 35)		13,323		12,375		11,042
Gross premium income 36)		27,947		30,492		43,812
Investment income 37)		7,563		3,342		4,664
Net result on disposals of group companies 38)		310		264		17
Gross commission income	6,303		6,790		7,504
Commission expense	(1,725)		(2,177)		(2,539)

Commission income 39)		4,578		4,613		4,965
Valuation results on non-trading derivatives 40)		(1,005)		(5,332)		(1,409)
Net trading income 41)		627		1,125		(749)
Share of profit from associates 6)		314		(461)		(404)
Other income 42)		635		691		644

Total income		54,292		47,109		62,582

Gross underwriting expenditure 43)	44,998		50,440		18,831
Investment result for risk of policyholders	(10,492)		(17,742)		32,408
Reinsurance recoveries	(1,741)		(1,714)		(1,754)

Underwriting expenditure 43)		32,765		30,984		49,485
Addition to loan loss provisions 5)		1,751		2,973		1,280
Intangible amortization and other impairments 44)		1,112		568		464
Staff expenses 45)		7,771		7,338		8,764
Other interest expenses 46)		792		716		978
Other operating expenses 47)		6,219		6,711		6,807

Total expenses		50,410		49,290		67,778

Result before tax		3,882		(2,181)		(5,196)

Taxation 48)		1,000		(640)		(1,667)

Net result (before minority interests)		2,882		(1,541)		(3,529)

Attributable to:
Equityholders of the parent		2,777		(1,423)		(3,492)
Minority interests		105		(118)		(37)

		2,882		(1,541)		(3,529)

	Amounts in euros
	2010	2009	2008
Basic earnings per ordinary share 49)	0.62	(0.75)	(1.31)
Diluted earnings per ordinary share 49)	0.62	(0.75)	(1.31)
Dividend per ordinary share 50)	0.00	0.00	0.74
References relate to the notes starting on page F-31. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OF ING GROUP
For the years ended December 31

	Amounts in millions of euros
	2010	2009	2008
Net result	2,882	(1,541)	(3,529)

Unrealized revaluations after taxation(1)	2,603	11,867	(18,485)
Realized gains/losses transferred to profit and loss(1)	86	1,554	2,476
Changes in cash flow hedge reserve	475	(805)	746
Transfer to insurance liabilities/DAC	(1,644)	(2,079)	2,193
Exchange rate differences	2,884	59	(1,086)
Other revaluations	(3)	(9)	(23)

Total amount recognized directly in equity (other comprehensive income)	4,401	10,587	(14,179)

Total comprehensive income	7,283	9,046	(17,708)

Comprehensive income attributable to:
Equity-holders of the parent	7,191	9,177	(17,466)
Minority interests	92	(131)	(242)

	7,283	9,046	(17,708)

(1)	Reference is made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’ for a breakdown of the individual components.
The Unrealized revaluations after taxation comprises EUR (2) million (2009: EUR 15 million; 2008: EUR 218 million) related to the share of other comprehensive income of associates.
The Exchange rate differences comprises EUR 251 million (2009: EUR 131 million; 2008: EUR (214) million) related to the share of other comprehensive income of associates.
Reference is made to Note 48 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31

	Amounts in millions of euros
	2010	2009	2008
Result before tax	3,882	(2,181)	(5,196)
Adjusted for:
- depreciation	1,723	1,701	1,492
- deferred acquisition costs and value of business acquired	1,296	(1,131)	(444)
- increase in provisions for insurance and investment contracts	3,860	3,829	16,363
- addition to loan loss provisions	1,751	2,973	1,280
- other	3,047	6,015	6,955
Taxation paid	(503)	(412)	(49)
Changes in:
- amounts due from banks, not available on demand	(4,333)	8,611	7,162
- trading assets	(14,782)	47,963	32,386
- non-trading derivatives	(1,590)	864	(2,020)
- other financial assets at fair value through profit and loss	832	2,196	3,174
- loans and advances to customers	(16,331)	12,208	(72,506)
- other assets	2,003	6,948	(11,847)
- amounts due to banks, not payable on demand	(9,831)	(67,410)	13,210
- customer deposits and other funds on deposit	21,202	21,073	6,831
- trading liabilities	9,804	(54,366)	3,501
- other financial liabilities at fair value through profit and loss	1	(5,798)	13,016
- other liabilities	(6,806)	(10,483)	(485)

Net cash flow from operating activities	(4,775)	(27,400)	12,823

Investments and advances:
- group companies		(5)	(1,725)
- associates	(165)	(181)	(1,034)
- available-for-sale investments	(163,038)	(165,771)	(228,291)
- held-to-maturity investments	(141)		(314)
- real estate investments	(73)	(130)	(905)
- property and equipment	(527)	(640)	(708)
- assets subject to operating leases	(1,284)	(1,034)	(1,401)
- investments for risk of policyholders	(52,370)	(65,362)	(64,735)
- other investments	(372)	(338)	(881)
Disposals and redemptions:
- group companies	1,757	2,643	1,590
- associates	232	294	972
- available-for-sale investments	154,640	167,075	225,539
- held-to-maturity investments	2,620	1,675	1,640
- real estate investments	295	656	415
- property and equipment	96	82	137
- assets subject to operating leases	53	93	428
- investments for risk of policyholders	54,817	64,158	59,251
- other investments	111	24	19

Net cash flow from investing activities 53)	(3,349)	3,239	(10,003)

Proceeds from issuance of subordinated loans			2,721
Proceeds from borrowed funds and debt securities	412,804	437,772	391,915
Repayments of borrowed funds and debt securities	(405,120)	(425,182)	(354,015)
Issuance of ordinary shares		7,276	448
Issuance of non-voting equity securities			10,000
Repayment of non-voting equity securities		(5,000)
Payments to acquire treasury shares	(136)	(101)	(2,388)
Sales of treasury shares	92	118	252
Dividends paid (1)		(1,030)	(3,207)

Net cash flow from financing activities	7,640	13,853	45,726

Net cash flow 54)	(484)	(10,308)	48,546
Cash and cash equivalents at beginning of year	20,959	31,271	(16,811)
Effect of exchange rate changes on cash and cash equivalents	265	(4)	(464)

Cash and cash equivalents at end of year 55)	20,740	20,959	31,271

(1)	2009 includes payments on non-voting equity securities (payment of the 2008 coupon of EUR 425 million, the repayment premium of EUR 346 million and the coupon in the repayment of EUR 259 million). 2008 includes dividends paid on ordinary shares.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP
For the years ended December 31
As at December 31, 2010 Cash and cash equivalents includes cash and balances with central banks of EUR 13,072 million (2009: EUR 15,390 million; 2008: EUR 22,045 million). Reference is made to Note 55 ‘Cash and Cash equivalents’.
References relate to the notes starting on page F-31. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31

	Amounts in millions of euros
				Total
				share	Non-
				holders’	voting
	Share	Share		equity	equity	Minority	Total
	capital	premium	Reserves	(parent)	securities	interests	equity
Balance as at January 1, 2008	534	8,739	28,445	37,718		2,323	40,041

Unrealized revaluations after taxation			(18,437)	(18,437)		(48)	(18,485)
Realized gains/losses transferred to profit and loss			2,476	2,476			2,476
Changes in cash flow hedge reserve			746	746			746
Transfer to insurance liabilities/DAC			2,193	2,193			2,193
Exchange rate differences			(952)	(952)		(134)	(1,086)
Other revaluations						(23)	(23)

Total amount recognized directly in equity			(13,974)	(13,974)		(205)	(14,179)

Net result			(3,493)	(3,493)		(37)	(3,530)

			(17,467)	(17,467)		(242)	(17,709)

Issuance costs incurred			(20)	(20)			(20)
Employee stock option and share plans			31	31			31
Issue of non-voting equity securities					10,000		10,000
Changes in the composition of the group						(455)	(455)
Dividends (1)			(3,600)	(3,600)		(32)	(3,632)
Purchase/sale of treasury shares	(44)		(1,986)	(2,030)			(2,030)
Exercise of warrants and options	5	443		448			448

Balance as at December 31, 2008	495	9,182	5,403	15,080	10,000	1,594	26,674

Unrealized revaluations after taxation			11,874	11,874		(7)	11,867
Realized gains/losses transferred to profit and loss			1,554	1,554			1,554
Changes in cash flow hedge reserve			(805)	(805)			(805)
Transfer to insurance liabilities/DAC			(2,079)	(2,079)			(2,079)
Exchange rate differences			56	56		3	59
Other revaluations						(9)	(9)

Total amount recognized directly in equity			10,600	10,600		(13)	10,587

Net result			(1,423)	(1,423)		(118)	(1,541)

			9,177	9,177		(131)	9,046

Issuance costs incurred		(222)		(222)			(222)
Employee stock option and share plans			64	64			64
Repayment of non-voting equity securities					(5,000)		(5000)
Changes in the composition of the group						(546)	(546)
Dividend and repayment premium (2)			(605)	(605)		(2)	(607)
Proceeds from rights issue	424	7,074		7,498			7,498
Purchase/sale of treasury shares			129	129			129

Balance as at December 31, 2009	919	16,034	14,168	31,121	5,000	915	37,036

(1)	2007 final dividend of EUR 0.82 per ordinary share, 2008 interim dividend of EUR 0.74 per ordinary share and final dividend of EUR 0.425 per non-voting equity security.

(2)	The 2009 amount of EUR 605 million includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP
For the years ended December 31

	Amounts in millions of euros
				Total
				share	Non-
				holders’	voting
	Share	Share		equity	equity	Minority	Total
	capital	premium	Reserves	(parent)	securities	interests	equity
Balance as at January 1, 2010	919	16,034	14,168	31,121	5,000	915	37,036

Unrealized revaluations after taxation			2,607	2,607		(4)	2,603
Realized gains/losses transferred to profit and loss			86	86			86
Changes in cash flow hedge reserve			475	475			475
Transfer to insurance liabilities/DAC			(1,644)	(1,644)			(1,644)
Exchange rate differences			2,890	2,890		(6)	2,884
Other revaluations						(3)	(3)

Total amount recognized directly in equity			4,414	4,414		(13)	4,401

Net result			2,777	2,777		105	2,882

			7,191	7,191		92	7,283

Employee stock option and share plans			36	36			36
Changes in the composition of the group						(272)	(272)
Dividend						(6)	(6)
Purchase/sale of treasury shares			22	22			22

Balance as at December 31, 2010	919	16,034	21,417	38,370	5,000	729	44,099

Reserves include Revaluation reserve of EUR 4,752 million (2009: EUR 2,466 million; 2008: EUR (8,502) million), Currency translation reserve of EUR 105 million (2009: EUR (2,008) million; 2008: EUR (1,918) million) and Other reserves of EUR 16,560 million (2009: EUR 13,710 million; 2008: EUR 15,823 million). Changes in individual components are presented in Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.1 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2.1.1	ACCOUNTING POLICIES FOR THE CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP
AUTHORIZATION OF ANNUAL ACCOUNTS
The consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended December 31, 2010 were authorized for issue in accordance with a resolution of the Executive Board on March 14, 2011. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in Item 4 ‘Information on the Company’.
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
The following new or revised standards, interpretations and amendments to standards and interpretations became effective in 2010:
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’;

•	IFRS 3 ‘Business Combinations’ (revised) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended);

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement — Eligible Hedged Items’;

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’;

•	2009 Annual improvements to IFRS;

•	Amendment to IFRS 2 ‘Group Cash-settled Share-based Payment Transactions’;

•	Amendments to IFRS 1 ‘Additional Exemptions for First-time Adopters’.
The following new or revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2011 (unless otherwise indicated)
•	Classification of Rights Issues (Amendment to IAS 32);

•	Amendment to IAS 24 ‘Related Party Disclosures’;

•	Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’;

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’;

•	Amendment to IFRS 1 ‘Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters’;

•	2010 Annual Improvements to IFRS;

•	Amendments to IFRS 7 ‘Disclosures — Transfers of Financial Assets’, effective as of 2012.
ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on the consolidated financial statements.
Furthermore, in 2009 IFRS 9 ‘Financial Instruments’ was issued, which is effective as of 2013. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.
The presentation of, and certain terms used in, the consolidated balance sheet, the consolidated profit and loss account, consolidated statement of cash flows, consolidated statement of changes in equity and certain notes has been changed to provide additional and more relevant information or (for changes in comparative information) to better align with the current period presentation. Operating segments have changed in 2010 to reflect changes in internal management reporting. The impact of these changes is explained in the relevant notes when significant.
The published 2010 Annual Accounts of ING Group are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
(“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
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
A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (“US GAAP”).
Reconciliation shareholders’ equity and net result under IFRS-IASB and IFRS-EU:

	Shareholders’ equity			Net result
	2010	2009	2008	2010	2009	2008

In accordance with IFRS-IASB	43,370	36,121	25,080	2,777	(1,423)	(3,492)
Adjustment of the EU ‘IAS 39’ carve-out	4,266	3,671	3,015	595	656	3,709
Tax effect of the adjustment	(1,081)	(929)	(761)	(152)	(168)	(946)

Effect of adjustment after tax	3,185	2,742	2,254	443	488	2,763

In accordance with IFRS-EU	46,555	38,863	27,334	3,220	(935)	(729)

CRITICAL ACCOUNTING POLICIES
ING Group has identified the accounting policies that are most critical to its business operations and to the understanding of its results. These critical accounting policies are those which involve the most complex or subjective decisions or assessments, and relate to insurance provisions, deferred acquisition costs and value of business acquired, the loan loss provision, the determination of the fair values of real estate and financial assets and liabilities, impairments and employee benefits. In each case, the determination of these items is fundamental to the financial condition and results of operations, and requires management to make complex judgments based on information and financial data that may change in future periods. As a result, determinations regarding these items necessarily involve the use of assumptions and subjective judgments as to future events and are subject to change, as the use of different assumptions or data could produce materially different results. For a further discussion of the application of these accounting policies, reference is made to the applicable notes to the consolidated financial statements and the information below under ‘Principles of valuation and determination of results’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
INSURANCE PROVISIONS, DEFERRED ACQUISITION COSTS (DAC) AND VALUE OF BUSINESS ACQUIRED (VOBA)
The establishment of insurance provisions, DAC and VOBA is an inherently uncertain process, involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behavior and other factors, and, in the life insurance business, assumptions concerning mortality and morbidity trends. Specifically, significant assumptions related to these items that could have a material impact on financial results include interest rates, mortality, morbidity, property and casualty claims, investment yields on equity and real estate, foreign currency exchange rates and reserve adequacy assumptions.
The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expenditure. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.
In addition, the adequacy of insurance provisions, net of DAC and VOBA, is evaluated regularly. The test involves comparing the established insurance provision with current best estimate assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behavior, mortality and morbidity trends and other factors. The use of different assumptions in this test could lead to a different outcome.
Insurance provisions also include the impact of minimum guarantees which are contained within certain variable annuity products. This impact is dependent upon the difference between the potential minimum benefits payable and the total account balance, expected mortality and surrender rates. The determination of the potential minimum benefits payable also involves the use of assumptions about factors such as inflation, investment returns, policyholder behavior, and mortality and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expenditure.
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
LOAN LOSS PROVISIONS
Loan loss provisions are recognized based on an incurred loss model. Considerable judgment is exercised in determining the extent of the loan loss provision (impairment) and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry, geographical and concentration trends. Changes in such judgments and analyses may lead to changes in the loan loss provisions over time.
The identification of impairment and the determination of the recoverable amount are an inherently uncertain processes involving various assumptions and factors including the financial condition of the counterparty, expected future cash flows, observable market prices and expected net selling prices.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
The valuation of real estate involves various assumptions and techniques. The use of different assumptions and techniques could produce significantly different valuations.
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
In certain markets that have become significantly less liquid or illiquid, the range of prices for the same security from different price sources can be significant. Selecting the most appropriate price within this range requires judgment. The choice of different prices could produce significantly different estimates of fair value.
For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behavior are taken into account. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.
Valuation techniques are subjective in nature and significant judgment is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.
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
IMPAIRMENTS
Impairment evaluation is a complex process that inherently involves significant judgments and uncertainties that may have a significant impact on ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.
All debt and equity securities (other than those carried at fair value through profit and loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of the fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities. Generally 25% and 6 months are used as triggers.
Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit and loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities cannot be reversed.
Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.
Impairment reviews with respect to goodwill and intangible assets are performed at least annually and more frequently if events indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the book value (including goodwill) of the reporting unit to the best estimate of the recoverable amount of that reporting unit. The book value is determined as the IFRS-IASB net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount. A reporting unit is the lowest level at which goodwill is monitored. Intangible assets are tested for impairment by comparing the book value with the best estimate of the recoverable amount.
The identification of impairment is an inherently uncertain process involving various assumptions and factors, including financial condition of the counterparty, expected future cash flows, statistical loss data, discount rates, observable market prices, etc. Estimates and assumptions are based on management’s judgment and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity. For interests in investment vehicles, the existence of control is determined taking into account both ING Group’s financial interests for own risk and its role as investment manager.
The results of the operations and the net assets of subsidiaries are included in the profit and loss account and the balance sheet from the date control is obtained until the date control is lost. On disposal, the difference between the sales proceeds, net of directly attributable transaction costs, and the net assets is included in net result.
A subsidiary which ING Group has agreed to sell but is still legally owned by ING Group may still be controlled by ING Group at the balance sheet date and, therefore, still be included in the consolidation. Such a subsidiary may be presented as a held for sale disposal group if certain conditions are met. Disposal groups (and Non-current assets) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This is only the case when the sale is highly probable and the disposal group (or asset) is available for immediate sale in its present condition; management must be committed to the sale, which should be expected to occur within one year from the date of classification as held for sale.
All intercompany transactions, balances and unrealized surpluses and deficits on transactions between group companies are eliminated. Where necessary, the accounting policies used by subsidiaries are changed to ensure consistency with group policies. In general, the reporting dates of subsidiaries are the same as the reporting date of ING Groep N.V.
ING Group’s interests in jointly controlled entities are accounted for using proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities, and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognizes the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. ING Group does not recognize its share of profits or losses from the joint venture that results from the purchase of assets by ING Group from the joint venture until it resells the assets to a third party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.
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
SEGMENT REPORTING
An operating segment is a distinguishable component of the Group, engaged in providing products or services, subject to risks and returns that are different from those of other operating segments. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.
ANALYSIS OF INSURANCE BUSINESS
Where amounts in respect of insurance business are analyzed into ‘life’ and ‘non-life’, health and disability insurance business which is similar in nature to life insurance business is included in ‘life’.
FOREIGN CURRENCY TRANSLATION
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euros, which is ING Group’s functional and presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss account, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.
Exchange rate differences on non-monetary items, measured at fair value through profit and loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Exchange rate differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.
Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 41 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of Available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognized in Investment income. As mentioned in Group companies below any exchange rate difference deferred in equity is recognized in the profit and loss account in Net result on disposals of group companies. Reference is also made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’, which discloses the amounts included in the profit and loss account.
Group companies
The results and financial positions of all group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
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
On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, the corresponding exchange rate differences are recognized in the profit and loss account as part of the gain or loss on sale.
Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the balance sheet date.
FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
The fair value of financial instruments are based on quoted market prices at the balance sheet date where available. The quoted market price used for financial assets held by the Group is the current bid price; the quoted market price used for financial liabilities is the current ask price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale.
Available-for-sale financial assets
Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortized. Interest income is recognized using the effective interest method. Available-for-sale financial assets are subsequently measured at fair value. Interest income from debt securities classified as available-for-sale is recognized in Interest income from banking operations and Investment income in the profit and loss account using the effective interest method. Dividend income from equity instruments classified as available-for-sale is generally recognized in Investment income in the profit and loss account when the dividend has been declared. Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.
Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated by management as held-to-maturity assets are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest method less any impairment losses. Interest income from debt securities classified as held-to-maturity is recognized in Interest income in the profit and loss account using the effective interest method. Held-to-maturity investments include only debt securities.
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
•	Lending risk arises when ING Group grants a loan to a customer, or issues guarantees on behalf of a customer and mainly relates to the balance sheet classification Loans and advances to customers and off balance sheet items e.g. obligations under financial guarantees and letters of credit;

•	Investment risk comprises the credit default and migration risk that is associated with ING Group’s investment portfolio and mainly relates to the balance sheet classification Investments (available-for-sale and held-to-maturity);

•	Money market risk arises when ING Group places short term deposits with a counterparty in order to manage excess liquidity and among others relates to the balance sheet classifications Amounts due from banks and Loans and advances to customers;

•	Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavorable) market price. The pre-settlement risk classification mainly relates to the balance sheet classification Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and to securities financing;

•	Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING Group has paid or delivered its side of the trade. Settlement risk mainly relates to the risk arising on disposal of financial instruments that are classified in the balance sheet as Financial assets at fair value through profit and loss (trading assets and non-trading derivatives) and Investments (available-for-sale and held-to-maturity).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair values are negative.
Some credit protection contracts that take the legal form of a derivative, such as certain credit default swaps, are accounted for as financial guarantees.
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognized in the profit and loss account. An assessment is carried out when the Group first becomes party to the contract. A reassessment is carried out only when there is a change in the terms of the contract that significantly modifies the expected cash flows.
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
Net investment hedges
Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity and the gain or loss relating to the ineffective portion is recognized immediately in the profit and loss account. Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Financial assets and financial liabilities are offset, and the net amount reported, in the balance sheet when the Group has a current legally enforceable right to set off the recognized amounts and intends to either settle on a net basis or to realize the asset and settle the liability simultaneously. Offsetting is applied to certain interest rate swaps for which the services of a central clearing house are used. Furthermore, offsetting is also applied to certain current accounts for which the product features and internal procedures allow net presentation under IFRS.
REPURCHASE TRANSACTIONS AND REVERSE REPURCHASE TRANSACTIONS
Securities sold subject to repurchase agreements (‘repos’) are retained in the consolidated financial statements. The counterparty liability is included in Amounts due to banks, Other borrowed funds, Customer deposits and other funds on deposit, or Trading as appropriate.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
IMPAIRMENT OF OTHER FINANCIAL ASSETS
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, (the combination of) a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25% and 6 months are used as triggers. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in net result — is removed from equity and recognized in the profit and loss account. Impairment losses recognized on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the profit and loss account, the impairment loss is reversed through the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
The valuations are based on the assumption that the properties are let and sold to third parties based on the actual letting status. Valuations drawn up earlier in the year are updated if necessary to reflect the situation at year end. The fair values are based on market values, being the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and willing seller in an at-arm’s-length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion. Market values are based on appraisals using valuation methods such as: comparable market transactions, capitalization of income methods or discounted cash flow calculations, based on calculations of the future rental income and expenses in accordance with the terms in existing leases and estimations of the rental values when leases expire.
Any gain or loss arising from a change in fair value is recognized in the income statement. Subsequent expenditures are charged to the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to ING Group and the cost of an item can be measured reliably. All other repairs and maintenance costs are charged to the income statement.
PROPERTY AND EQUIPMENT
Property in own use
Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases in the carrying amount that offset previous

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognized in net result are recognized in the profit and loss account. Depreciation is recognized based on the fair value and the estimated useful life (in general 20—50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.
The fair values of land and buildings are based on regular appraisals by independent qualified valuers or internally, similar to appraisals of real estate investments. Subsequent expenditure is included in the asset’s carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property obtained from foreclosures
Property obtained from foreclosures is stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Property obtained from foreclosures is included in Other assets - Property development and obtained from foreclosures.
Property development
Property developed and under development for which ING Group has the intention to sell the property after its completion is included in Other assets — Property development and obtained from foreclosures.
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
Disposals
The difference between the proceeds on disposal and net book value is recognized in the profit and loss account under Other income.
Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs are determined at the weighted average cost of capital of the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
ACQUISITIONS, GOODWILL AND OTHER INTANGIBLE ASSETS
Acquisitions and goodwill
ING Group’s acquisitions are accounted for using the acquisition method of accounting. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalized as an intangible asset. The results of the operations of the acquired companies are included in the profit and loss account from the date control is obtained.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRSs, taking into account the initial accounting period below. Changes in the fair value of the contingent consideration classified as equity are not recognized.
As of 2010, following changes to IFRS 3 ‘Business Combinations’, where a business combination is achieved in stages, ING Group’s previously held interests in the assets and liabilities of the acquired entity are remeasured to fair value at the acquisition date (i.e. the date ING Group attains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of. Acquisition-related costs are recognized in profit or loss as incurred and presented in the profit and loss account as Other operating expenses.
Until 2009, before IFRS 3 ‘Business Combinations’ was revised the accounting of previously held interests in the assets and liabilities of the acquired entity were not remeasured at the acquisition date and the acquisition-related costs were considered to be part of the total consideration.
The initial accounting for the fair value of the net assets of the companies acquired during the year may be determined only provisionally as the determination of the fair value can be complex and the time between the acquisition and the preparation of the Annual Accounts can be limited. The initial accounting shall be completed within a year after acquisition.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
INSURANCE, INVESTMENT AND REINSURANCE CONTRACTS
Insurance contracts
Insurance policies which bear significant insurance risk and/or contain discretionary participation features are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required for life and non-life insurance claims, including expenses relating to such claims. For some insurance contracts the measurement reflects current market assumptions. Unless indicated otherwise below all changes in the insurance provisions are recognized in profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
In 2009, the methodology for determining the liability for insurance contracts in Japan was revised. The liability for certain guarantees is now measured at the fair value. The impact of this change in accounting policy (at January 1, 2009 and on prior year comparatives) was not material to shareholders’ equity and the net result of ING Group.
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
Claims provision
The Claims provision is calculated on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported (IBNR) and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques. In addition, IBNR reserves are set to recognize the estimated cost of losses that have occurred but which have not yet been notified to the Group.
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
Provisions for life insurance for risk of policyholders
For insurance contracts for risk of policyholders the provisions are generally shown at the balance sheet value of the associated investments.
Reinsurance contracts
Reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in the same way as the original contracts for which the reinsurance was concluded. If the reinsurers are unable to meet their obligations, the Group remains

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible.
Adequacy test
The adequacy of the Provision for life insurance, net of unamortized interest rate rebates, DAC and VOBA (the net insurance liabilities), is evaluated regularly by each business unit for the business originated in that business unit. The test considers current estimates of all contractual and related cash flows, and future developments. It includes investment income on the same basis as it is included in the profit and loss account.
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
As at December 31, 2009, the Legacy Variable Annuity business in the US was inadequate at the 90% confidence level. As there were offsetting amounts within other Group business units, the Group remained adequate at the 90% confidence level. In line with the above policy, specific measures were defined to mitigate the inadequacy in the Legacy Variable Annuity business in the US. These specific measures are effective as of 2010 and result in a limitation of additions to DAC that would otherwise result from negative amortization and unlocking. This limitation of DAC is applied on a quarterly basis and in any year if and when a reserve inadequacy existed at the start of the year. The impact on 2010 was EUR 610 million lower DAC and consequently lower result before tax. In addition, reserve adequacy in Insurance US Closed Block VA improved through the DAC write-down as disclosed in Note 51 ‘Operating segments’.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets.
The excess is charged or credited to the profit and loss account over employees’ remaining working lives. The corridor was reset to nil at the date of transition to IFRS-IASB.
The value of any plan asset recognized is restricted to the sum of any past service costs not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
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
Amounts in million of euros, unless stated otherwise
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
EARNINGS PER ORDINARY SHARE
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares outstanding. In calculating the weighted average number of ordinary shares outstanding:
•	Own shares held by group companies are deducted from the total number of ordinary shares in issue;

•	The computation is based on daily averages;

•	In case of exercised warrants, the exercise date is taken into consideration.
The non-voting equity securities are not ordinary shares, because their terms and conditions (especially with regard to coupons and voting rights) are significantly different. Therefore, the weighted average number of ordinary shares outstanding during the period is not impacted by the non-voting equity securities.
Due to the rights issue in 2009, the 2008 earnings per share figures have been restated. Reference is made to Note 49 ‘Earnings per ordinary share’ for a further explanation on the nature and the effect of this restatement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Diluted earnings per share data are computed as if all convertible instruments outstanding at year-end were exercised at the beginning of the period. It is also assumed that ING Group uses the assumed proceeds thus received to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from the exercise is added to the average number of shares used to calculate diluted earnings per share.
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
STATEMENT OF CASH FLOWS
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
2.1.2 NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP
ASSETS
1 Cash and balances with central banks
Cash and balances with central banks:

	2010	2009
Amounts held at central banks	7,983	10,989
Cash and bank balances	4,264	3,965
Short term deposits insurance operations	825	436

	13,072	15,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts in million of euros, unless stated otherwise
2 Amounts due from banks
Amounts due from banks:

	Netherlands		International		Total
	2010	2009	2010	2009	2010	2009
Loans and advances to banks	14,416	9,101	34,640	30,641	49,056	39,742
Cash advances, overdrafts and other balances	1,754	2,550	1,039	1,151	2,793	3,701

	16,170	11,651	35,679	31,792	51,849	43,443

Loan loss provisions			(21)	(46)	(21)	(46)

	16,170	11,651	35,658	31,746	51,828	43,397

As at December 31, 2010, Amounts due from banks included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 4,621 million (2009: EUR 2,458 million) and receivables related to finance lease contracts amounting to EUR 82 million (2009: EUR 64 million).
As at December 31, 2010, the non-subordinated receivables amounted to EUR 51,788 million (2009: EUR 43,396 million) and the subordinated receivables amounted to EUR 40 million (2009: EUR 1 million).
No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.
3 Financial assets at fair value through profit and loss
Financial assets at fair value through profit and loss:

	2010	2009
Trading assets	125,675	111,444
Investments for risk of policyholders	120,481	104,597
Non-trading derivatives	11,722	11,632
Designated as at fair value through profit and loss	6,016	5,517

	263,894	233,190

Trading assets by type:

	2010	2009
Equity securities	5,861	2,732
Debt securities	27,979	25,287
Derivatives	42,390	41,450
Loans and receivables	49,445	41,975

	125,675	111,444

As at December 31, 2010, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 69 million (2009: EUR 175 million) and nil (2009: nil), respectively. As at December 31, 2010, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 65 million (2009: EUR 325 million) and EUR 667 million (2009: EUR 353 million), respectively.
As at December 31, 2010, Trading assets included receivables of EUR 47,894 million (2009: EUR 40,940 million) with regard to reverse repurchase transactions.
Investments for risk of policyholder by type:

	2010	2009
Equity securities	109,191	93,268
Debt securities	8,944	8,215
Loans and receivables	2,346	3,114

	120,481	104,597

The cost of investments for risk of policyholders as at December 31, 2010 was EUR 113,879 million (2009: EUR 106,904 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.
Non-trading derivatives by type:

	2010	2009
Derivatives used in:
- fair value hedges	4,127	2,727
- cash flow hedges	4,440	5,521
- hedges of net investments in foreign operations	81	38
Other non-trading derivatives	3,074	3,346

	11,722	11,632

Other non-trading derivatives include mainly interest rate swaps for which no hedge accounting is applied.
Designated as at fair value through profit and loss by type:

	2010	2009
Equity securities	392	392
Debt securities	3,672	3,478
Loans and receivables	570	524
Other	1,382	1,123

	6,016	5,517

Included in the Financial assets designated as at fair value through profit and loss is a portfolio of loans and receivables which is economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables included in Financial assets designated as at fair value through profit and loss approximates its carrying value. The cumulative change in fair value of the loans attributable to changes in credit risk amounts to a gain of EUR 29 million (2009: EUR 24 million) and the change for the current year is EUR 5 million.
The notional value of the related credit derivatives is EUR 205 million (2009: EUR 79 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated was nil (2009: nil) and the change for the current year was nil (2009: nil).
The changes in fair value of the (designated) loans attributable to changes in credit risk have been calculated by determining the changes in credit spread implicit in the fair value of bonds issued by entities with similar credit characteristics.
Other includes investments in private equity funds, hedge funds, other non-traditional investment vehicles and limited partnerships.
4 Investments
Investments by type:

	2010	2009
Available-for-sale
- equity securities	9,754	8,853
- debt securities	212,793	188,850

	222,547	197,703

Held-to-maturity
- debt securities	11,693	14,409
	11,693	14,409

	234,240	212,112

The fair value of the securities classified as held to maturity amounts to EUR 11,854 million as at December 31, 2010 (2009: EUR 14,809 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in investments — available-for-sale and held-to-maturity:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity			Total
	2010	2009	2010	2009	2010	2009	2010	2009
Opening balance	8,853	8,822	188,850	234,030	14,409	15,440	212,112	258,292
Additions	2,381	1,590	160,658	161,312	141		163,180	162,902
Amortization			(103)	84	(13)	(30)	(116)	54
Transfers and reclassifications	12	19	282	(29,651)	(282)	689	12	(28,943)
Changes in the composition of the group and other changes	(5)	(1,354)	(23)	(4,223)			(28)	(5,577)
Changes in the unrealized revaluations	642	3,151	5,001	14,994			5,643	18,145
Impairments	(75)	(409)	(735)	(2,077)			(810)	(2,486)
Reversal of impairments			10	2			10	2
Disposals and redemptions	(2,228)	(3,052)	(150,569)	(186,968)	(2,620)	(1,675)	(155,417)	(191,695)
Exchange rate differences	174	86	9,422	1,347	58	(15)	9,654	1,418

Closing balance	9,754	8,853	212,793	188,850	11,693	14,409	234,240	212,112

Included in transfers and reclassifications of available-for-sale and held-to-maturity investments:

	Available-for-sale		Available-for-sale
	equity securities		debt securities		Held-to-maturity		Total
	2010	2009	2010	2009	2010	2009	2010	2009
To/from held-to-maturity			282	(689)			282	(689)
To/from available-for-sale					(282)	689	(282)	689
To/from loans and advances to customers/amounts due from banks		10		(28,962)				(28,952)
To/from investments in associates	12	9					12	9

	12	19	282	(29,651)	(282)	689	12	(28,943)

Held-to-maturity debt securities — sale and reclassification to available-for-sale investments (2010)
In the second quarter of 2010 EUR 51 million of Greek government bonds that were classified as held-to-maturity investments were sold. Furthermore, EUR 282 million of Greek government bonds were reclassified from held-to-maturity to available-for-sale investments. As the decisions to sell and reclassify were based on the significant deterioration in the issuer’s creditworthiness compared to the credit rating at initial recognition, this sale and reclassification does not impact the intent for the remainder of the held-to-maturity investment portfolio.
Reclassifications to investments held to maturity (2009)
In 2009 ING Group reclassified EUR 689 million of available-for-sale investments to held-to-maturity. The reclassification resulted from reduction in market liquidity for these assets; ING Group has the intent and ability to hold these assets until maturity.
Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)
Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the second and first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had an intent to hold for the foreseeable future. The table below provides information on the three reclassifications made in the fourth quarter of 2008 and the first and second quarter of 2009. Information is provided for each of the three reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognized in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Reclassifications to loans and advances to customers and amounts due from banks:

	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594

Effective interest rate (weighted average)	1.4% - 24.8%	2.1% - 11.7%	4.1% - 21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealized fair value losses in shareholders’ equity (before tax)	(896)	(1,224)	(69)
Recognized fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	(79)
Recognized impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil	nil

2010
Carrying value as at December 31	6,418	16,906	857
Fair value as at December 31	6,546	16,099	889
Unrealized fair value losses recognized in shareholders’ equity (before tax) as at December 31	(491)	(633)	(65)
Effect on shareholders’ equity (before tax) if reclassification had not been made	128	(807)	32
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	78	467	34
Recognized impairments (before tax)	nil	nil	nil
Recognized provision for credit losses (before tax)	nil	nil	nil

2009
Carrying value as at December 31	6,147	20,551	1,189
Fair value as at December 31	6,472	20,175	1,184
Unrealized fair value losses in shareholders’ equity (before tax) as at December 31	(734)	(902)	(67)
Effect on shareholders’ equity (before tax) if reclassification had not been made	325	(376)	(5)
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification until December 31 (mainly interest income)	54	629	n/a
Effect on result (before tax) for the year (mainly interest income)	n/a	n/a	47
Recognized impairments (before tax)	nil	nil	nil
Recognized provision for credit losses (before tax)	nil	nil	nil

2008
Carrying value as at December 31			1,592
Fair value as at December 31			1,565
Unrealized fair value losses recognized in shareholders’ equity (before tax) as at December 31	(971)	(192)	(79)
Effect on shareholders’ equity (before tax) if reclassification had not been made	n/a	n/a	(28)
Effect on result (before tax) if reclassification had not been made	n/a	n/a	nil
Effect on result (before tax) after the reclassification until December 31 (mainly interest income)	n/a	n/a	9
Recognized impairments (before tax)	nil	nil	nil
Recognized provision for credit losses (before tax)	n/a	n/a	nil

2007
Unrealized fair value losses recognized in shareholders’ equity (before tax) as at December 31			(20)
Recognized impairments (before tax)			nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)
Amounts in million of euros, unless stated otherwise
Derecognition of Available-for-sale debt securities — Transaction with the Dutch State (2009)
ING Group and the Dutch government (‘State’) reached an agreement on an Illiquid Assets Back-Up Facility (‘IABF’) on January 26, 2009; the transaction closed on March 31, 2009. Under the IABF, ING has transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. This portfolio was included in Available-for-sale debt securities. Reference is made to Note 33 ‘Related parties’ for more details.
Available-for-sale equity securities by banking and insurance operations:

		Listed		Unlisted		Total
	2010	2009	2010	2009	2010	2009
Banking operations	2,159	3,209	582	473	2,741	3,682
Insurance operations	4,438	3,257	2,575	1,914	7,013	5,171

	6,597	6,466	3,157	2,387	9,754	8,853

Debt securities by banking and insurance operations:

	Available-for-sale		Held-to-maturity			Total
	2010	2009	2010	2009	2010	2009
Banking operations	96,459	88,500	11,693	14,409	108,152	102,909
Insurance operations	116,334	100,350			116,334	100,350

	212,793	188,850	11,693	14,409	224,486	203,259

As at December 31, 2010, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 3,302 million (2009: EUR 6,853 million) and EUR 14,617 million (2009: EUR 20,900 million), respectively.
Investments in connection with the insurance operations with a combined carrying value of EUR 6 million (2009: EUR 26 million) did not produce any income for the year ended December 31, 2010.
Exposure to debt securities
ING Group’s exposure to debt securities is included in the following balance sheet lines:
Debt securities:

	2010	2009
Available-for-sale investments	212,793	188,850
Held-to-maturity investments	11,693	14,409
Loans and advances to customers	34,251	38,391
Due from banks	8,122	8,720

Available-for-sale investments and Assets at amortised cost	266,859	250,370

Trading assets	27,979	25,287
Investments for risk of policyholders	8,944	8,215
Designated as at fair value through profit and loss	3,672	3,477

Financial assets at fair value through profit and loss	40,595	36,979

	307,454	287,349

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortized cost of EUR 266,859 million (2009: EUR 250,373 million) is specified as follows by type of exposure and by banking and insurance operations:
Debt securities by type and by banking and insurance operations:

			Insurance
	Banking operations		operations		Total
	2010	2009	2010	2009	2010	2009
Government bonds	51,960	47,955	48,455	41,417	100,415	89,372
Covered bonds	28,947	31,986	1,327	1,605	30,274	33,591
Corporate bonds	1,066	978	38,404	29,611	39,740	30,589
Financial institution bonds	25,863	25,727	13,047	13,696	38,910	39,423

Bond portfolio (excluding ABS)	107,836	106,646	101,233	86,329	209,069	192,975

US agency RMBS	10,930	8,280	4,799	4,347	15,729	12,627
US prime RMBS	706	877	1,625	1,310	2,331	2,187
US Alt-A RMBS	2,431	2,560	358	336	2,789	2,896
US subprime RMBS	87	59	1,560	1,368	1,647	1,427
Non-US RMBS	14,677	16,836	5,174	4,569	19,851	21,405
CDO/CLO	574	575	731	936	1,305	1,511
Other ABS	4,490	5,542	2,429	2,222	6,919	7,764
CMBS	2,409	2,507	4,810	5,071	7,219	7,578

ABS portfolio	36,304	37,236	21,486	20,159	57,790	57,395

	144,140	143,882	122,719	106,448	266,859	250,370

Further comments on the ABS portfolio and the Bond portfolio (excluding ABS), including pressurized ABS and pressurized Greek and Irish Government and Financial Institution bonds, is provided in the Risk management section under “Impact on pressurized asset classes”.
5 Loans and advances to customers
Loans and advances to customers by banking and insurance operations:

	2010	2009
Banking operations	584,773	551,011
Insurance operations	31,065	29,060

	615,838	580,071

Eliminations	(6,900)	(4,796)

	608,938	575,275

Loans and advances to customers by type — banking operations:

	Netherlands		International		Total
	2010	2009	2010	2009	2010	2009
Loans to, or guaranteed by, public authorities	28,671	28,149	27,282	22,933	55,953	51,082
Loans secured by mortgages	157,672	156,319	172,801	147,484	330,473	303,803
Loans guaranteed by credit institutions	308	468	5,460	6,228	5,768	6,696
Personal lending	5,125	4,972	16,618	14,988	21,743	19,960
Asset backed securities			18,605	21,831	18,605	21,831
Corporate loans	53,785	52,888	103,620	99,104	157,405	151,992

	245,561	242,796	344,386	312,568	589,947	555,364

Loan loss provisions	(1,932)	(1,461)	(3,242)	(2,892)	(5,174)	(4,353)

	243,629	241,335	341,144	309,676	584,773	551,011

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Loans and advances to customers analyzed by subordination — banking operations:

	2010	2009
Non-subordinated	579,350	550,596
Subordinated	5,423	415

	584,773	551,011

Loans and advances to customers by type — insurance operations:

	Netherlands		International		Total
	2010	2009	2010	2009	2010	2009
Policy loans	47	50	3,180	2,853	3,227	2,903
Loans secured by mortgages	6,594	6,700	7,169	7,368	13,763	14,068
Unsecured loans	3,046	2,228	3,137	2,072	6,183	4,300
Asset backed securities	6,385	6,138			6,385	6,138
Other	442	427	1,182	1,335	1,624	1,762

	16,514	15,543	14,668	13,628	31,182	29,171

Loan loss provisions	(71)	(52)	(46)	(59)	(117)	(111)

	16,443	15,491	14,622	13,569	31,065	29,060

As at December 31, 2010, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 1,609 million (2009: EUR 2,409 million).
No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.
Loans and advances to customers and Amounts due from banks include finance lease receivables, are detailed as follows:
Finance lease receivables:

	2010	2009
Maturities of gross investment in finance lease receivables:
- within 1 year	5,060	5,163
- more than 1 year but less than 5 years	9,700	9,739
- more than 5 years	6,089	6,041

	20,849	20,943

Unearned future finance income on finance leases	(3,328)	(3,783)

Net investments in finance leases	17,521	17,160

Maturities of net investment in finance lease receivables:
- within 1 year	4,363	4,365
- more than 1 year but less than 5 years	8,294	8,088
- more than 5 years	4,864	4,707

	17,521	17,160

Included in Amounts due from banks	82	64
Included in Loans and advances to customers	17,439	17,096

	17,521	17,160

The allowance for uncollectible finance lease receivables included in the loan loss provisions amounted to EUR 177 million as at December 31, 2010 (2009: EUR 161 million).
No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Loan loss provisions analyzed by type — banking operations:

	Netherlands		International		Total
	2010	2009	2010	2009	2010	2009
Loans to, or guaranteed by, public authorities			3	3	3	3
Loans secured by mortgages	416	290	1,183	1,066	1,599	1,356
Loans guaranteed by credit institutions	1		22	47	23	47
Personal lending	131	254	536	436	667	690
Asset backed securities				15		15
Corporate loans	1,384	917	1,519	1,371	2,903	2,288

	1,932	1,461	3,263	2,938	5,195	4,399

The closing balance is included in:
- Amounts due from banks			21	46	21	46
- Loans and advances to customers	1,932	1,461	3,242	2,892	5,174	4,353

	1,932	1,461	3,263	2,938	5,195	4,399

Changes in loan loss provisions:

	Banking operations		Insurance operations		Total
	2010	2009	2010	2009	2010	2009
Opening balance	4,399	2,611	111	59	4,510	2,670
Changes in the composition of the group		(3)		(3)		(6)
Write-offs	(1,166)	(1,217)	(42)	(13)	(1,208)	(1,230)
Recoveries	105	148	1	1	106	149
Increase in loan loss provisions	1,751	2,973	41	67	1,792	3,040
Exchange rate differences	155	(47)	6		161	(47)
Other changes	(49)	(66)			(49)	(66)

Closing balance	5,195	4,399	117	111	5,312	4,510

The increase in loan loss provisions relating to insurance operations is presented under Investment income. The increase in the loan loss provisions relating to banking operations is presented under Addition to loan loss provisions on the face of the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
6 Investments in associates
Investments in associates:

			Balance
	Interest	Fair value of listed	sheet	Total	Total	Total	Total
2010	held (%)	Investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30	773	565	14,055	12,826	321	262
Sul America S.A.	36	948	388	5,223	4,178	3,749	3,307
ING Dutch Retail Master Fund C.V.	15		201	1,643	267	146	34
ING Dutch Office Master Fund C.V.	16		195	1,480	268	67	24
ING Retail Property Fund Iberica LP	29		144	1,635	1,122	149	86
ING Dutch Residential Master Fund C.V.	13		111	1,004	180	52	20
ING Real Estate Asia Retail Fund	28		107	782	450	51	53
ING Dutch Office Master Fund II C.V.	16		101	755	129	45	29
ING Lionbrook Property Partnership LP	21		96	620	171	77	19
ING Vastgoed Kantoren C.V.	10		90	945	46	75	40
ING Vastgoed Winkels C.V.	10		89	900	5	90	20
Lion Properties Fund	4		86	3,412	1,428	1,606	1,150
Lion Industrial Trust	8		85	2,691	1,583	247	130
ING Industrial Fund Australia	8	81	85	1,830	756	162	86
ING Real Estate French Residential Fund C.V.	45		76	233	63	20	8
ING Property Fund Central Europe LP	25		74	806	510	66	37
Steadfast Capital Fund II LP	68		74	145		3	2
ING Retail Property Fund France Belgium C.V.	15		70	1,382	916	102	56
Lion Value Fund	30		69	341	109	53	10
ING Dutch Residential Master Fund II C.V.	13		63	612	143	22	18
ING Real Estate Nordic Property Fund FGR	15		61	940	543	81	59
ING REI Investment DOF B.V.	3		59	2,235	414	199	175
ING Retail Property Partnership Southern Europe C.V.	21		52	1,001	759	48	67
ING Real Estate European Industrial Fund C.V.	15		50	647	308	42	28
Other investments in associates			934

			3,925

Other investments in associates represents a large number of associates with an individual balance sheet value of less than EUR 50 million.
Accumulated impairments of EUR 71 million (2009: EUR 59 million) have been recognized.
For the above associates in which the interest held is below 20%, significant influence exists based on the combination of ING Group’s financial interest for own risk and its role as investment manager. For the above associates in which the interest held is above 50%, control is held by other parties through agreements. ING Group can exercise significant influence over such investments.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Where the listed fair value is lower than the balance sheet value, an impairment review and an evaluation of the going concern basis has been performed.
Investments in associates:

			Balance
	Interest	Fair value of	sheet	Total	Total	Total	Total
2009	held (%)	listed Investment	value	assets	liabilities	income	expenses
TMB Public Company Limited	30	338	457	11,474	10,503	309	281
Sul America S.A.	36	694	288	4,714	3,904	3,360	3,138
ING Dutch Retail Master Fund C.V.	16		210	1,642	310	56	37
ING Dutch Office Master Fund C.V.	16		201	1,527	285	(12)	30
ING Lionbrook Property Partnership LP	33		151	572	148	27	20
ING Retail Property Fund Iberica LP	30		140	1,635	1,156	(51)	50
ING Dutch Residential Master Fund C.V.	13		111	1,019	194	(34)	22
ING Retail Property Fund Australia	29		107	886	479	20	65
ING Dutch Office Master Fund II C.V.	16		104	775	129	31	27
ING Real Estate Asia Retail Fund	28		99	723	417	(46)	140
ING Vastgoed Kantoren C.V.	10		89	952	44	10	33
ING Vastgoed Winkels C.V.	10		87	870	5	53	19
ING Industrial Fund Australia	8	61	78	2,265	1,343	344	387
Lion Industrial Trust	10		72	2,374	1,640	(174)	729
ING Retail Property Fund France Belgium C.V.	15		71	1,381	909	2	87
ING Real Estate French Residential Fund C.V.	45		67	233	83	(1)	8
ING Property Fund Central Europe LP	25		67	806	540	(25)	52
ING REI Investment DOF B.V.	3		66	2,402	514	(215)	266
ING Dutch Residential Master Fund II C.V.	13		65	626	141	(25)	26
Lion Properties Fund	5		65	2,766	1,506	(226)	1,167
ING Real Estate Nordic Property Fund FGR	16		56	940	588	(7)	52
Steadfast Capital Fund II LP	68		56	83		2	6
ING Retail Property Partnership Southern Europe C.V.	21		55	1,001	745	(27)	69
ING Logistics Property Fund Europe C.V.	25		51	467	263	(22)	23
Other investments in associates			886

			3,699

Changes in investments in associates:

	2010	2009
Opening balance	3,699	4,355
Additions	165	180
Changes in the composition of the group	(29)	(96)
Transfers to and from Investments	(12)	(9)
Revaluations	(2)	19
Share of results	317	(458)
Dividends received	(229)	(126)
Disposals	(232)	(294)
Impairments	(3)	(3)
Exchange rate differences	251	131

Closing balance	3,925	3,699

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
In 2010, share of results of EUR 317 million (2009: EUR (458) million) and impairments of EUR (3) million (2009: EUR (3) million) are presented in the profit and loss account in Share of profit from associates for EUR 314 million (2009: EUR (461) million).
7 Real estate investments
Changes in real estate investments:

	2010	2009
Opening balance	3,638	4,300
Additions	73	130
Changes in the composition of the group	(1,632)	(54)
Transfers to and from Property in own use		58
Transfers to and from Other assets	(23)	322
Fair value gains/(losses)	(98)	(713)
Disposals	(295)	(656)
Exchange rate differences	237	251

Closing balance	1,900	3,638

In 2010, Changes in the composition of the group comprises the sale of ING Summit Industrial Fund LP. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Real estate investments by banking and insurance operations:

	2010	2009
Banking operations	837	2,569
Insurance operations	1,063	1,069

	1,900	3,638

The total amount of rental income recognized in the profit and loss account for the year ended December 31, 2010 was EUR 304 million (2009: EUR 345 million). The total amount of contingent rent recognized in the profit and loss account for the year ended December 31, 2010 was EUR 14 million (2009: EUR 8 million).
The total amount of direct operating expenses (including repairs and maintenance) incurred from Real estate investments that generated rental income for the year ended December 31, 2010 was EUR 113 million (2009: EUR 87 million). The total amount of direct operating expenses (including repairs and maintenance) incurred from Real estate investments that did not generate rental income for the year ended December 31, 2010 was EUR 6 million (2009: EUR 46 million).
Real estate investments by year of most recent appraisal by independent qualified valuers:

in percentages	2010
Most recent appraisal in 2010	97
Most recent appraisal in 2009	3

100

ING Group’s exposure to real estate is included in the following balance sheet lines:
Real estate exposure:

	2010	2009
Real estate investments	1,900	3,638
Investments in associates	2,568	2,580
Other assets — property development and obtained from foreclosures	2,153	2,515
Property and equipment — property in own use	1,642	1,686
Investments — available-for-sale	633	689

	8,896	11,108

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 11.1 billion (2009: EUR 13.1 billion) of which EUR 5.2 billion (2009: EUR 7.0 billion) relates to banking operations and EUR 5.9 billion (2009: EUR 6.1 billion) relates to insurance operations. Reference is made to the section ‘Risk management’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
8 Property and equipment
Property and equipment by type:

	2010	2009
Property in own use	1,642	1,686
Equipment	1,435	1,442
Assets under operating leases	3,055	2,991

	6,132	6,119

Property in own use by banking and insurance operations:

	2010	2009
Banking operations	1,329	1,364
Insurance operations	313	322

	1,642	1,686

Changes in property in own use:

	2010	2009
Opening balance	1,686	1,841
Additions	51	46
Changes in the composition of the group		(2)
Transfers to and from Real estate investments		(58)
Transfers to and from Other assets	(4)	(24)
Depreciation	(31)	(33)
Revaluations	(20)	(51)
Impairments	(27)	(8)
Reversal of impairments	5	12
Disposals	(43)	(37)
Exchange rate differences	25	(1)
Other changes		1

Closing balance	1,642	1,686

Gross carrying amount as at December 31	2,487	2,574
Accumulated depreciation as at December 31	(700)	(764)
Accumulated impairments as at December 31	(145)	(124)

Net book value	1,642	1,686

Revaluation surplus
Opening balance	531	606
Revaluation in year	(3)	(3)
Released in year		(72)

Closing balance	528	531

The cost or the purchase price amounted to EUR 1,959 million (2009: EUR 2,043 million). Cost less accumulated depreciation and impairments would have been EUR 1,114 million (2009: EUR 1,155 million).
Property in own use by year of most recent appraisal by independent qualified valuers:

in percentages	2010
Most recent appraisal in 2010	51
Most recent appraisal in 2009	14
Most recent appraisal in 2008	25
Most recent appraisal in 2007	2
Most recent appraisal in 2006	8

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in equipment:

	Data processing		Fixtures and fittings
	equipment		and other equipment		Total
	2010	2009	2010	2009	2010	2009
Opening balance	344	320	1,098	1,087	1,442	1,407
Additions	192	189	284	407	476	596
Changes in the composition of the group	(4)	(9)	(7)	(88)	(11)	(97)
Disposals	(12)	(13)	(41)	(32)	(53)	(45)
Depreciation	(167)	(155)	(262)	(261)	(429)	(416)
Impairments	(1)				(1)
Exchange rate differences	12	6	20	4	32	10
Other changes	12	6	(33)	(19)	(21)	(13)

Closing Balance	376	344	1,059	1,098	1,435	1,442

Gross carrying amount as at December 31	1,707	1,593	2,642	3,084	4,349	4,677
Accumulated depreciation as at December 31	(1,330)	(1,249)	(1,583)	(1,986)	(2,913)	(3,235)
Accumulated impairments as at December 31	(1)				(1)

Net book value	376	344	1,059	1,098	1,435	1,442

Changes in assets under operating leases:

			Other leased-out
	Cars		assets		Total
	2010	2009	2010	2009	2010	2009
Opening balance	2,986	3,140	5	8	2,991	3,148
Additions	1,284	1,034			1,284	1,034
Changes in the composition of the group	(3)				(3)
Disposals	(53)	(93)			(53)	(93)
Depreciation	(784)	(789)	(3)	(3)	(787)	(792)
Exchange rate differences	13	28			13	28
Transfer and other changes	(390)	(334)			(390)	(334)

Closing Balance	3,053	2,986	2	5	3,055	2,991

Gross carrying amount as at December 31	4,617	4,516	18	27	4,635	4,543
Accumulated depreciation as at December 31	(1,564)	(1,530)	(16)	(22)	(1,580)	(1,552)

Net book value	3,053	2,986	2	5	3,055	2,991

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
The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non—cancellable operating leases are as follows:
Future minimum lease payments by maturity:

	2010	2009
Within 1 year	1,155	1,094
More than 1 year but less than 5 years	1,887	1,893
More than 5 years	13	4

	3,055	2,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
9 Intangible assets
Changes in intangible assets:

	Value of
	Business
	acquired		Goodwill		Software		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Opening balance	1,502	2,084	3,071	3,070	803	881	645	880	6,021	6,915
Additions				39	223	188	1	3	224	230
Capitalized expenses	90	79			148	132			238	211
Amortization and unlocking	(113)	(120)			(358)	(342)	(118)	(120)	(589)	(582)
Impairments			(540)		(31)			(9)	(571)	(9)
Effect of unrealized revaluations in equity	(286)	(482)							(286)	(482)
Changes in the composition of the group		(11)	3	(94)	(49)	(62)	(31)	(143)	(77)	(310)
Exchange rate differences	127	(48)	238	62	13	10	48	36	426	60
Disposals			(7)	(6)	5	(4)	(12)	(2)	(14)	(12)

Closing Balance	1,320	1,502	2,765	3,071	754	803	533	645	5,372	6,021

Gross carrying amount as at December 31	2,449	2,518	3,370	3,136	2,557	2,217	1,013	1,007	9,389	8,878
Accumulated amortization as at December 31	(1,129)	(1,016)			(1,751)	(1,393)	(426)	(308)	(3,306)	(2,717)
Accumulated impairments as at December 31			(605)	(65)	(52)	(21)	(54)	(54)	(711)	(140)

Net book value	1,320	1,502	2,765	3,071	754	803	533	645	5,372	6,021

Amortization of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortization and other impairments. Amortization of VOBA is included in Underwriting expenditure.
Goodwill
Changes in Goodwill
There were no additions to goodwill in 2010. Additions to Goodwill in 2009 mainly relate to the consolidation of 3W Holding BV (EUR 26 million) and to the extension of ING Group’s Interhyp AG share of EUR 7 million. A goodwill impairment of EUR 540 million was recognized in 2010. The impairment relates to the reporting unit Insurance US. There was no goodwill impairment in 2009. All other changes in goodwill are mainly caused by foreign exchange rate differences.
Allocation of Goodwill to reporting units
Goodwill is allocated to reporting units as follows:
Goodwill allocation to reporting units:

	2010	2009
Retail Central Europe	870	834
Retail Belgium	49	49
Retail Netherlands	1	1
ING Direct	468	460
Commercial Banking — Lease	68	66
ING Real Estate	31	39
Commercial Banking — Other	15	14
Insurance Benelux	48	48
Insurance Central & Rest of Europe	123	122
Insurance Latin America	680	591
Insurance US*		483
Insurance Asia/Pacific — South Korea	192	171
Insurance Asia/Pacific — Rest of Asia	2	2
ING Investment Management	218	191

	2,765	3,071

*	Excluding US Closed Block VA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
As of 2010 ING Investment Management is a separate reporting unit following the change in operating segments as explained in Note 51 ‘Operating Segments’.
Goodwill impairment testing
Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes. This level is defined as the so called ‘reporting units’ as set out above. Goodwill is tested for impairment by comparing the book value of the reporting unit to the best estimate of the recoverable amount of that reporting unit. The book value is determined as the IFRS-IASB net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount.
As a first step of the impairment test, the best estimate of the recoverable amount of reporting units to which goodwill is determined separately for each relevant reporting unit based on Price to Earnings, Price to Book, and Price to Assets under management ratios. The main assumptions in this valuation are the multiples for Price to Earnings, Price to Book and Price to Assets under management; these are developed internally but are either derived from or corroborated against market information that is related to observable transaction in the market for comparable businesses. Earnings and book values are equal to or derived from the relevant measure under IFRS-IASB. If the outcome of this first step indicates that the difference between recoverable amount and book value may not be sufficient to support the amount of goodwill allocated to the reporting unit, an additional analysis is performed in order to determine a recoverable amount in a manner that better addresses the specific characteristics of the relevant reporting unit.
More details on this additional analysis and the outcome thereof are presented below for each of the relevant reporting units. For other reporting units, the goodwill allocated to these reporting units was fully supported in the first step.
Insurance US
Due to the unfavorable market circumstances for Insurance, including the low interest rate environment, there were indications in the third quarter of 2010 that the recoverable amount of the reporting unit Insurance US had fallen below book value. As a result, a full goodwill impairment review was performed for the reporting unit Insurance US in the third quarter of 2010. The reporting unit Insurance US equals the segment Insurance US as disclosed in Note 51 ‘Operating segments’. The 2009 impairment test for Insurance US showed that the recoverable amount based on fair value (using market multiples for Price/Book and Price/Earnings of listed peer companies) was at least equal to book value. The outcome of the impairment test performed in the third quarter of 2010 indicated that the fair value has become less than book value by an amount that exceeded the goodwill of Insurance US, indicating that the full amount of goodwill relating to Insurance US is impaired. Further analysis of the recoverable amount confirmed the impairment. As a result, the goodwill of EUR 540 million (pre-tax) was written down. The related charge is included in the profit and loss account in the line ‘Intangibles amortization and other impairments’. Goodwill is recognized in the Corporate Line segment and, therefore, this charge is included in the segment reporting in the Corporate Line Insurance segment.
Retail Central Europe
For the reporting unit Retail Central Europe the recoverable amount is determined as the sum of the recoverable amounts of the most important components. For certain components, a market price is available based on listed equity securities. In such case, the listed market price is used to determine the recoverable amount. For certain components, a full internal valuation was performed upon acquisition. In such case, the recoverable amount is determined by updating the acquisition model for business and market related developments. The most important assumptions in the acquisition model are the estimated short term expected profit, the terminal growth rate (3.5% approximately) and the discount rate (between 10.8% and 12.8%). Based on this determination of recoverable amount, it was concluded that the goodwill allocated to Retail Central Europe is not impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
10 Deferred acquisition costs
Changes in deferred acquisition costs:

	Investment					Non-life
	contracts		Life Insurance			insurance		Total
	2010	2009	2010	2009	2010	2009	2010	2009
Opening balance	0	89	11,355	11,489	43	265	11,398	11,843
Capitalized		9	1,550	1,609	12	12	1,562	1,630
Amortization and unlocking		(11)	(2,821)	(435)	(13)	(12)	(2,834)	(458)
Effect of unrealized revaluations in equity			(765)	(1,140)			(765)	(1,140)
Changes in the composition of the group		(104)	(5)	58		(231)	(5)	(277)
Exchange rate differences		17	1,246	(227)		9	1,246	(201)
Disposal of portfolios			2	1			2	1

Closing balance	0	0	10,562	11,355	42	43	10,604	11,398

For flexible life insurance contracts the growth rate assumption used to calculate the amortization of the deferred acquisition costs for 2010 is 8.3% gross and 4.8% net of investment management fees (2009: 8.2% gross and 5.6% net of investment management fees).
Amortization and unlocking in 2010 includes a EUR 975 million DAC write-off as explained in Note 51 ‘Operating segments’. The remaining amount includes unlocking of EUR (538) million (2009: EUR (461) million), which mainly relates to Insurance US and amortization of EUR (1,321) million (2009: EUR 3 million).
11 Assets and liabilities held for sale
Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. For December 31, 2010 this relates mainly to Pacific Antai Life Insurance Company Ltd. (PALIC), ING Arrendadora, S.A. de C.V. in Mexico, ING Real Estate Investment Management (ING REIM) and Clarion Real Estate Securities. For December 31, 2009 this relates mainly to the Swiss and Asian Private Banking business, PALIC, and three US independent retail broker-dealer units. Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details.
Assets held for sale:

	2010	2009
Cash and balances with central banks	28	264
Amounts due from banks		474
Financial assets at fair value through profit and loss	16	389
Available-for-sale investments	144	458
Loans and advances to customers	244	3,242
Reinsurance contracts		3
Investments in associates	43
Property and equipment	12	37
Intangible assets	15	3
Deferred acquisition costs	43	35
Other assets	136	119

	681	5,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Liabilities held for sale:

	2010	2009
Other borrowed funds	35
Insurance and investments contracts	217	191
Amounts due to banks		31
Customer deposits and other funds on deposit		4,480
Financial liabilities at fair value through profit and loss		36
Other liabilities	172	152

	424	4,890

Cumulative other comprehensive income includes EUR 7 million (2009: EUR 13 million) related to Assets held for sale.
In addition to the entities presented as Held for sale above, ING is considering potential divestments, including those that are listed under the European Commission Restructuring plan in Note 33 ‘Related parties’. However, none of these businesses qualify as held for sale as at December 31, 2010 as the potential divestments are not yet available for immediate sale in their present condition and / or a sale is not yet highly probable to occur.
12 Other assets
Other assets by type:

	2010	2009
Reinsurance and insurance receivables	2,201	2,125
Deferred tax assets	3,425	3,969
Property development and obtained from foreclosures	2,153	2,515
Income tax receivable	527	836
Accrued interest and rents	16,194	18,306
Other accrued assets	2,888	2,497
Pension assets	3,458	3,143
Other	5,623	5,838

	36,469	39,229

Other includes EUR 1,875 million (2009: EUR 2,058 million) related to transactions still to be settled at balance sheet date.
Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 ‘Other liabilities’.
Accrued interest and rents includes EUR 7,113 million (2009: EUR 6,956 million) accrued interest on assets measured at amortized cost under the IAS 39 classification Loans and receivables.
The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalized in 2010 is EUR 18 million (2009: EUR 98 million).
Reinsurance and insurance receivables:

	2010	2009
Receivables on account of direct insurance from:
- policyholders	1,272	1,443
- intermediaries	108	113
Reinsurance receivables	821	569

	2,201	2,125

The allowance for uncollectible reinsurance and insurance receivables amounted to EUR 52 million as at December 31, 2010 (2009: EUR 47 million). The allowance is deducted from this receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Property development and obtained from foreclosures:

	2010	2009
Property under development	821	1,438
Property developed	1,024	917
Property obtained from foreclosures	308	160

	2,153	2,515

Gross carrying amount as at December 31	3,240	3,228
Accumulated impairments as at December 31	(1,087)	(713)

Net book value	2,153	2,515

EQUITY
13 Shareholders’ equity (parent) / Non-voting equity securities

	2010	2009	2008
Share capital	919	919	495
Share premium	16,034	16,034	9,182
Revaluation reserve	4,752	2,466	(8,502)
Currency translation reserve	105	(2,008)	(1,918)
Other reserves	16,560	13,710	15,823

Shareholders’ equity (parent)	38,370	31,121	15,080

The Revaluation reserve, Share of associates reserve (included in Other reserves), Currency translation reserve and the part of the Other reserves that relates to the former Stichting Regio Bank cannot be freely distributed.
As at December 31, 2010, Other reserves included an amount of EUR 741 million (2009: EUR 645 million; 2008: EUR 566 million) related to the former Stichting Regio Bank.
Share capital:

					Ordinary shares (par value EUR 0.24)
		Number x 1,000				Amount
	2010	2009	2008	2010	2009	2008
Authorized share capital	4,500,000	4,500,000	4,500,000	1,080	1,080	1,080
Unissued share capital	668,439	668,439	2,436,852	161	161	585

Issued share capital	3,831,561	3,831,561	2,063,148	919	919	495

Changes in issued share capital:

		Ordinary shares
	Number x	(par value EUR 0.24)
	1,000	Amount
Issued share capital as at January 1, 2008	2,226,445	534

Issue of shares	1,848
Buy-back of shares	(183,158)	(44)
Exercise of B warrants	18,013	5

Issued share capital as December 31, 2008	2,063,148	495

Issue of shares	1,768,413	424

Issued share capital as December 31, 2009	3,831,561	919

No changes have occurred in the issued share capital in 2010.
Share premium
Changes in Share premium are disclosed in the Consolidated statement of changes in equity of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Rights issue (2009)
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
Ordinary shares
All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorized ordinary share capital of ING Groep N.V. currently consists of 4,500 million ordinary shares; it increased in 2008 from 3,000 million shares to 4,500 million shares as a result from an amendment made to the Articles of Association on October 8, 2008. As at December 31, 2010, 3,832 million of ordinary shares were issued and fully paid.
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
In addition, the holder of a depositary receipt is entitled to attend and to speak at the General Meeting of Shareholders of ING Groep N.V. either in person or by proxy. A holder of a depositary receipt, who thus attends the General Meeting of Shareholders, is entitled to vote as a proxy of the ING Trust Office but entirely at his own discretion for a number of shares equal to the number of his depositary receipts.
A holder of depositary receipts who does not attend the General Meeting of Shareholders in person or by proxy is entitled to give a binding voting instruction to the Trust Office for a number of shares equal to the number of his depositary receipts.
Depositary receipts for ordinary shares held by ING Group (Treasury shares)
As at December 31, 2010, 51.3 million (2009: 47.0 million; 2008: 36.5 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 were held by ING Groep N.V. or its subsidiaries. These depositary receipts for ordinary shares were purchased to hedge option rights

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
granted to the Executive Board members and other employees. In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the hedge portfolio will be used to fund the obligations arising out of exercise and vesting. Once all shares in the hedge portfolio are used ING will fund these obligations by issuing new shares.
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
B warrants (2008)
In 1998, ING Groep N.V. authorized the issue of a maximum of 17,317,132 B warrants, of which 17,220,200 were issued. On January 5, 2008 of the remaining 9,266,097 warrants, 259,484 warrants expired and 9,006,613 were exercised. Accordingly no B warrants were outstanding as at December 31, 2010 (2009 and 2008: nil). B warrant holders were entitled to obtain from ING Groep N.V., for a fixed price, depositary receipts for ordinary shares in the proportion of one B warrant to two depositary receipts. B warrant holders could exercise their rights at their own discretion but no later than January 5, 2008.
The closing date for exercising warrants B was January 5, 2008. The exercise price of warrants B was EUR 49.92 for two depositary receipts.
Changes in revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2010	reserve	reserve	reserve	Total
Opening balance	411	1,683	372	2,466
Unrealized revaluations after taxation	(32)	3,401		3,369
Realized gains/losses transferred to profit and loss		86		86
Changes in cash flow hedge reserve			475	475
Transfer to insurance liabilities/DAC		(1,644)		(1,644)

Closing balance	379	3,526	847	4,752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2009	reserve	reserve	reserve	Total
Opening balance	461	(10,140)	1,177	(8,502)
Unrealized revaluations after taxation	(50)	12,496		12,446
Realized gains/losses transferred to profit and loss		1,406		1,406
Changes in cash flow hedge reserve			(805)	(805)
Transfer to insurance liabilities/DAC		(2,079)		(2,079)

Closing balance	411	1,683	372	2,466

Changes in revaluation reserve:

	Property	Available-	Cash flow
	revaluation	for-sale	hedge
2008	reserve	reserve	reserve	Total
Opening balance	439	4,067	431	4,937
Unrealized revaluations after taxation	22	(18,876)		(18,854)
Realized gains/losses transferred to profit and loss		2,476		2,476
Changes in cash flow hedge reserve			746	746
Transfer to insurance liabilities/DAC		2,193		2,193

Closing balance	461	(10,140)	1,177	(8,502)

Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 17 ‘Insurance and investment contracts, reinsurance contracts’.
Changes in currency translation reserve:

	2010	2009	2008
Opening balance	(2,008)	(1,918)	(1,354)
Unrealized revaluations after taxation	(777)	(294)	388
Realized gains/losses transferred to profit and loss		148	156
Exchange rate differences	2,890	56	(1,108)

Closing balance	105	(2,008)	(1,918)

The unrealized revaluations after taxation relate to changes in the value of hedging instruments that are designated as net investment hedges.
Changes in other reserves:

2010	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	19,163	645	(737)	(5,361)	13,710
Result for the year	2,777				2,777
Unrealized revaluations after taxation	(156)	171			15
Changes in treasury shares			22		22
Transfer to share of associates reserve	(91)	91
Employee stock options and share plans	36				36

Closing balance	21,729	907	(715)	(5,361)	16,560

Changes in other reserves:

2009	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	20,978	726	(866)	(5,015)	15,823
Result for the year	(1,423)				(1,423)
Unrealized revaluations after taxation	(273)	(5)			(278)
Changes in treasury shares			129		129
Transfer to share of associates reserve	76	(76)
Dividend and repayment premium	(259)			(346)	(605)
Employee stock options and share plans	64				64

Closing balance	19,163	645	(737)	(5,361)	13,710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Dividend and repayment premium includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.
Changes in other reserves:

2008	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	27,535	1,202	(3,740)	(135)	24,862
Result for the year	(3,124)	(369)			(3,493)
Unrealized revaluations after taxation	(77)	106			29
Changes in treasury shares			(2,030)		(2,030)
Dividend	(3,387)	(213)			(3,600)
Employee stock options and share plans	31				31
Issuance costs incurred				(20)	(20)
Cancellation of shares			4,904	(4,860)	44

Closing balance	20,978	726	(866)	(5,015)	15,823

Changes in treasury shares:

		Amount				Number
	2010	2009	2008	2010	2009	2008
Opening balance	737	866	3,740	47,047,225	36,457,118	126,759,829
Purchase/sold	48	47	2,159	6,393,739	11,648,765	94,105,700
Rights issue		(64)
Cancelled			(4,904)			(183,158,017)
Share-based payments	(23)	(27)	(22)	(2,140,863)	(1,058,658)	(1,250,394)
Other	(47)	(85)	(107)

Closing balance	715	737	866	51,300,101	47,047,225	36,457,118

Non-voting equity securities (Core Tier 1 securities)
On November 12, 2008, ING Groep N.V. issued one billion non-voting equity securities to the Dutch State at EUR 10 per non-voting equity security, resulting in an increase of ING Group’s core Tier 1 capital of EUR 10 billion. The nominal value of each security is EUR 0.24. On December 21, 2009 ING repurchased EUR 5 billion of these securities. The non-voting equity securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting.
These non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group.
On these non-voting equity securities a coupon was and is payable of the higher of:
•	EUR 0.85 per security, payable annually in arrears, with a first coupon of EUR 0.425 per security paid on May 12, 2009; and
•	110% of the dividend paid on each ordinary share over 2009 (payable in 2010);
•	120% of the dividend paid on each ordinary share over 2010 (payable in 2011);
•	125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).
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
In December 2009, ING repurchased the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. In March 2011, ING announced that, at the next coupon reset date on May 13, 2011, ING intends to exercise its option for early repurchase of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 will amount to EUR 3 billion and includes a 50% repurchase premium. ING will fund this repurchase from retained earnings. Provided that the strong capital generation continues,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING intends to repurchase the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) ultimately by May 2012 from retained earnings. The final decision on repurchase of these non-voting equity securities (core Tier 1 securities) will be made before the envisaged repayment date and will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances. The terms for the remaining non-voting equity securities, including restrictions on remuneration and corporate governance, remained unchanged. Reference is made to Note 33 ‘Related parties’.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
LIABILITIES
14 Subordinated loans

			Notional amount in		Balance sheet value
Interest rate	Year of issue	Due date	original currency		2010	2009
9.000%	2008	Perpetual	EUR	10	10	10
8.500%	2008	Perpetual	USD	2,000	1,469	1,357
8.000%	2008	Perpetual	EUR	1,500	1,485	1,479
7.375%	2007	Perpetual	USD	1,500	1,111	1,022
6.375%	2007	Perpetual	USD	1,045	773	713
5.140%	2006	Perpetual	GBP	600	692	670
5.775%	2005	Perpetual	USD	1,000	741	690
6.125%	2005	Perpetual	USD	700	504	472
4.176%	2005	Perpetual	EUR	500	498	498
Variable	2004	Perpetual	EUR	1,000	994	999
6.200%	2003	Perpetual	USD	500	363	337
Variable	2003	Perpetual	EUR	750	729	731
7.200%	2002	Perpetual	USD	1,100	748	656
7.050%	2002	Perpetual	USD	800	528	465

					10,645	10,099

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier 1 capital for ING Bank
N.V. Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.
Except for the 9% 2008 perpetual of EUR 10 million (a private placement), EUR 750 million of the 8% 2008 perpetual and USD 1,000 million of the 5.775% 2005 perpetual (2009: the 9% 2008 perpetual of EUR 10 million), these loans have been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. and ING Bank N.V. under the same conditions as the original bonds as follows:
Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and ING Verzekeringen N.V.:

	2010	2009
ING Bank N.V.	7,147	6,822
ING Verzekeringen N.V.	2,003	3,267

	9,150	10,089

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Debt securities in issue — maturities:

	2010	2009
Fixed rate debt securities
Within 1 year	63,518	64,994
More than 1 year but less than 2 years	7,518	2,376
More than 2 years but less than 3 years	7,925	6,551
More than 3 years but less than 4 years	9,580	4,938
More than 4 years but less than 5 years	5,648	9,542
More than 5 years	10,987	8,151

Total fixed rate debt securities	105,176	96,552

Floating rate debt securities
Within 1 year	14,007	10,021
More than 1 year but less than 2 years	4,321	6,545
More than 2 years but less than 3 years	3,552	1,164
More than 3 years but less than 4 years	2,113	1,375
More than 4 years but less than 5 years	864	1,478
More than 5 years	5,571	2,846

Total floating rate debt securities	30,428	23,429

Total debt securities	135,604	119,981

As of December 31, 2010, ING Group had unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 6,518 million (2009: EUR 7,029 million).
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
16 Other borrowed funds
Other borrowed funds by remaining term:

2010	2011	2012	2013	2014	2015	There after	Total
Subordinated loans of group companies	2,647	1,673	684	81	1,086	7,609	13,780
Preference shares of group companies						1,121	1,121
Loans contracted	2,055			73		1,612	3,740
Loans from credit institutions	2,677	29	30	29	159	726	3,650

	7,379	1,702	714	183	1,245	11,068	22,291

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Other borrowed funds by remaining term:

	2010	2011	2012	2013	2014	There after	Total
Subordinated loans of group companies	1,107	3,570	1,671	681	81	7,320	14,430
Preference shares of group companies						1,040	1,040
Loans contracted	2,985				74	1,636	4,695
Loans from credit institutions	2,046	201	32	29	24	654	2,986

	6,138	3,771	1,703	710	179	10,650	23,151

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
Insurance and investment contracts, reinsurance contracts :

	Provision net of		Reinsurance		Insurance and
	reinsurance		contracts		investment contracts
	2010	2009	2010	2009	2010	2009
Provision for non-participating life policy liabilities	80,144	69,641	5,150	4,798	85,294	74,439
Provision for participating life policy liabilities	51,191	50,102	173	200	51,364	50,302
Provision for (deferred) profit sharing and rebates	3,432	1,600	3	3	3,435	1,603

Life insurance provisions excluding provisions for risk of policyholders	134,767	121,343	5,326	5,001	140,093	126,344

Provision for life insurance for risk of policyholders	114,603	99,299	359	374	114,962	99,673

Life insurance provisions	249,370	220,642	5,685	5,375	255,055	226,017

Provision for unearned premiums and unexpired risks	345	361	4	4	349	365

Reported claims provision	2,606	2,580	97	96	2,703	2,676
Claims incurred but not reported (IBNR)	497	493	3	5	500	498

Claims provisions	3,103	3,073	100	101	3,203	3,174

Total provisions for insurance contracts	252,818	224,076	5,789	5,480	258,607	229,556

Investment contracts for risk of company	5,991	5,896			5,991	5,896
Investment contracts for risk of policyholders	5,984	5,406			5,984	5,406

Total provisions for investment contracts	11,975	11,302			11,975	11,302

Total	264,793	235,378	5,789	5,480	270,582	240,858

The deferred profit sharing amount on unrealized revaluation is included in Provision for (deferred) profit sharing and rebates and amounts to EUR 1,706 million as at December 31, 2010 (2009: EUR 313 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in life insurance provisions:

	Provision net of
	reinsurance		Provision for life
	(excluding		insurance for risk
	provision for life		of policyholders
	insurance for risk of		(net of		Reinsurance		Life insurance
	policyholders)		reinsurance)		contracts		provisions
	2010	2009	2010	2009	2010	2009	2010	2009
Opening balance	121,343	122,533	99,299	84,279	5,375	5,582	226,017	212,394
Changes in the composition of the group	(24)	(2,887)	(2)	23		(65)	(26)	(2,929)

	121,319	119,646	99,297	84,302	5,375	5,517	225,991	209,465

Current year provisions	11,843	12,864	7,500	8,734	415	574	19,758	22,172

Change in deferred profit sharing	1,422	1,476					1,422	1,476

Prior year provisions:
- benefit payments to policyholders	(11,938)	(13,207)	(10,681)	(7,984)	(557)	(452)	(23,176)	(21,643)
- interest accrual	4,466	4,311			35	39	4,501	4,350
- valuation changes for risk of policyholders			10,468	16,652			10,468	16,652
- effect of changes in discount rate assumptions	5	(2)					5	(2)
- effect of changes in other assumptions	356	102	21	(5)	6	(2)	383	95

	(7,111)	(8,796)	(192)	8,663	(516)	(415)	(7,819)	(548)

Exchange rate differences	7,222	(1,364)	8,488	(1,911)	375	(124)	16,085	(3,399)
Other changes	72	(2,483)	(490)	(489)	36	(177)	(382)	(3,149)

Closing balance	134,767	121,343	114,603	99,299	5,685	5,375	255,055	226,017

Changes in the composition of the group in 2009 relate mainly to the sale of the annuity and mortgage business of Chile. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Where discounting is used in the calculation of life insurance provisions, the rate is within the range 2.3% to 4.7% (2009: 2.8% to 5.8%) based on weighted averages.
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
ING transferred its U.S. group reinsurance business to Reinsurance Group America Inc. in 2010 by means of a reinsurance agreement. This business continues to be included in Life insurance provisions. The related asset from the reinsurance contract is recognized under Reinsurance contracts.
To the extent that the assuming reinsurers are unable to meet their obligations, the Group is liable to its policyholders for the portion reinsured. Consequently, provisions are made for receivables on reinsurance contracts which are deemed uncollectible. The life reinsurance market is highly concentrated and, therefore, diversification of exposure is inherently difficult. To minimize its exposure to significant losses from reinsurer insolvencies, the Group evaluates the financial condition of its reinsurers, monitors concentrations of credit risk arising from similar geographical regions, activities or economic characteristics of the reinsurer and maintains collateral. Reference is also made to the ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
As at December 31, 2010, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounted to EUR 6,610 million (2009: EUR 6,049 million) after the provision for uncollectible reinsurance of nil (2009: EUR 1 million).
Changes in provision for unearned premiums and unexpired risks :

					Provision for
	Provision		Reinsurance		unearned premiums
	net of reinsurance		contracts		and expired risks
	2010	2009	2010	2009	2010	2009
Opening balance	361	1,756	4	13	365	1,769
Changes in de composition of the group		(1,454)		(11)		(1,465)

	361	302	4	2	365	304

Premiums written	1,676	1,702	65	70	1,741	1,772
Premiums earned during the year	(1,702)	(1,704)	(65)	(68)	(1,767)	(1,772)
Exchange rate differences	1	58			1	58
Other changes	9	3			9	3

Closing balance	345	361	4	4	349	365

Changes in the composition of the group in 2009 relate mainly to the sale of ING Canada. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Changes in claims provisions :

	Provision		Reinsurance
	net of reinsurance		contracts		Claims provision
	2010	2009	2010	2009	2010	2009
Opening balance	3,073	5,340	101	202	3,174	5,542
Changes in the composition of the group		(2,366)	1	(110)	1	(2,476)

	3,073	2,974	102	92	3,175	3,066

Additions:
- for the current year	1,121	1,111	20	21	1,141	1,132
- for prior years	(35)	(361)	(11)	(6)	(46)	(367)
- interest accrual of provision	46	277			46	277

	1,132	1,027	9	15	1,141	1,042

Claims settlement and claim settlement costs:
- for the current year	491	485	3	2	494	487
- for prior years	621	574	8	10	629	584

	1,112	1,059	11	12	1,123	1,071

Exchange rate differences	13	95		4	13	99
Other changes	(3)	36		2	(3)	38

Closing balance	3,103	3,073	100	101	3,203	3,147

Changes in the composition of the group in 2009 relate mainly to the sale of ING Canada. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
ING Group had an outstanding balance of EUR 41 million as at December 31, 2010 (2009: EUR 42 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean-up, the management of ING Group considers facts currently known and current legislation and coverage litigation. Liabilities are recognized for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been obtained to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.
Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% (2009: 3.0% to 4.0%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in investment contracts liabilities:

	2010	2009
Opening balance	11,302	21,085
Changes in the composition of the group		(8,208)

	11,302	12,877

Current year liabilities	4,920	5,573
Prior year provisions:
- payments to contract holders	(5,184)	(9,711)
- interest accrual	81	122
- effect of changes in discount rate assumptions
- valuation changes investments	24	1,089

	(5,079)	(8,500)

Exchange rate differences	593	981
Other changes	239	371

Closing balance	11,975	11,302

Changes in the composition of the group in 2009 relate mainly to the sale of ING Australia. Reference is made to Note 30 ‘Companies acquired and companies disposed’.
Gross claims development table:

						Underwriting year
	2004	2005	2006	2007	2008	2009	2010	Total
Estimate of cumulative claims:
At the end of underwriting year	1,234	1,125	1,117	1,040	1,095	1,185	1,183
1 year later	1,096	1,056	1,073	939	1,076	1,193
2 years later	942	933	994	875	1,042
3 years later	920	925	981	870
4 years later	919	910	981
5 years later	910	900
6 years later	898

Estimate of cumulative claims	898	900	981	870	1,042	1,193	1,183	7,067

Cumulative payments	(766)	(718)	(770)	(593)	(705)	(713)	(494)	(4,759)

	132	182	211	277	337	480	689	2,308
Effect of discounting	(17)	(24)	(26)	(39)	(43)	(44)	(42)	(235)

Liability recognized	115	158	185	238	294	436	647	2,073

Liability relating to underwriting years prior to 2004								1,130

Total amount recognized in the balance sheet								3,203

The Group applies the exemption in IFRS-IASB not to present Gross claims development for annual periods beginning before January 1, 2004 (the date of transition to IFRS-IASB) as it is impracticable to obtain such information.
18 Amounts due to banks
Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2010, liabilities concerning securities sold in repurchase transactions amounted to EUR 12,200 million (2009: EUR 17,991 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Amounts due to banks by type:

	Netherlands		International		Total
	2010	2009	2010	2009	2010	2009
Non-interest bearing	1,893	1,615	701	669	2,594	2,284
Interest bearing	37,429	35,681	32,829	46,270	70,258	81,951

	39,322	37,296	33,530	46,939	72,852	84,235

19 Customer deposits and other funds on deposit
Customer deposits and other funds on deposit:

	2010	2009
Savings accounts	324,581	304,104
Credit balances on customer accounts	127,177	110,087
Corporate deposits	55,024	53,272
Other	4,580	2,045

	511,362	469,508

Customer deposits and other funds on deposit by type:

	Netherlands		International		Total
	2010	2009	2010	2009	2010	2009
Non-interest bearing	13,522	13,541	6,773	5,936	20,295	19,477
Interest bearing	132,311	124,488	358,756	325,543	491,067	450,031

	145,833	138,029	365,529	331,479	511,362	469,508

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2010, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 5,272 million (2009: EUR 7,326 million).
Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.
20 Financial liabilities at fair value through profit and loss
Financial liabilities at fair value through profit and loss:

	2010	2009
Trading liabilities	108,050	98,245
Non-trading derivatives	17,782	20,070
Designated as at fair value through profit and loss	12,707	11,474

	138,539	129,789

Trading liabilities by type:

	2010	2009
Equity securities	4,811	3,052
Debt securities	16,707	12,457
Funds on deposit	44,767	42,505
Derivatives	41,765	40,231

	108,050	98,245

As at December 31, 2010, the Funds on deposit include amounts payable of EUR 43,995 million (2009: EUR 41,876 million) with regard to repurchase transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Non-trading derivatives by type:

	2010	2009
Derivatives used in:
- fair value hedges	4,335	5,195
- cash flow hedges	5,264	6,468
- hedges of net investments in foreign operations	168	316
Other non-trading derivatives	8,015	8,091

	17,782	20,070

Designated as at fair value through profit and loss by type:

	2010	2009
Debt securities	10,533	9,396
Funds entrusted	934	560
Subordinated liabilities	1,240	1,518

	12,707	11,474

The change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in the credit risk of that liability during 2010 was EUR 28 million (2009: EUR (191) million) and EUR 67 million (2009: EUR 39 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).
The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 12,438 million (2009: EUR 11,444 million).
21 Other liabilities
Other liabilities by type:

	2010	2009
Deferred tax liabilities	1,537	1,470
Income tax payable	1,210	1,225
Pension benefits	543	589
Post-employment benefits	172	175
Other staff-related liabilities	1,248	735
Other taxation and social security contributions	885	1,001
Deposits from reinsurers	1,007	870
Accrued interest	13,220	16,789
Costs payable	2,873	2,654
Amounts payable to brokers	111	200
Amounts payable to policyholders	2,130	2,182
Reorganization provision	434	644
Other provisions	533	747
Share-based payment plan liabilities	40	24
Prepayments received under property under development	173	120
Amounts to be settled	5,553	5,167
Other	4,777	5,833

	36,446	40,425

Other mainly relates to year-end accruals in the normal course of business.
Other staff-related liabilities include vacation leave provisions, bonus provisions, jubilee provisions and disability/illness provisions.
Deferred taxes are calculated on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which the Group is liable to taxation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in deferred tax:

				Changes in
	Net	Change	Change	the	Exchange		Net
	liability	through	through	composition	rate		liability
	2009	equity	net result	of the group	differences	Other	2010
Investments	209	1,205	(1,359)	(2)	73	(39)	87
Financial assets and liabilities at fair value through profit and loss	(312)	(18)	(185)	(2)	5	(15)	(527)
Deferred acquisition costs and VOBA	2,967	(368)	173		336	3	3,111
Fiscal reserve			1				1
Depreciation	12		9	(10)	(1)	(6)	4
Insurance provisions	(1,446)	(389)	109		(135)	(5)	(1,866)
Cash flow hedges	69	210			(14)	(2)	263
Pension and post-employment benefits	700		(183)		7	(21)	503
Other provisions	(1,012)	(13)	476	5	(127)	16	(655)
Receivables	(149)	(1)	82	6	2	9	(51)
Loans and advances to customers	(215)		(353)	(5)	(15)	(20)	(608)
Unused tax losses carried forward	(2,508)	1	801	(3)	(152)	10	(1,851)
Other	(814)	29	419	11	(32)	88	(299)

	(2,499)	656	(10)	0	(53)	18	(1,888)

Comprising:
- deferred tax liabilities	1,470						1,537
- Deferred tax assets	(3,969)						(3,425)

	(2,499)						(1,888)

Changes in deferred tax:

				Changes in
	Net	Change	Change	the	Exchange		Net
	liability	through	through	composition	rate		liability
	2008	equity	net result	of the group	differences	Other	2009
Investments	(5,418)	5,330	341	17	(114)	53	209
Financial assets and liabilities at fair value through profit and loss	28	(1)	(324)	(21)	10	(4)	(312)
Deferred acquisition costs and VOBA	3,481	(568)	169	(12)	(174)	71	2,967
Fiscal reserve			(48)			48
Depreciation	15		(4)			1	12
Insurance provisions	(494)	(483)	(467)	55	(1)	(56)	(1,446)
Cash flow hedges	277	(197)			(2)	(9)	69
Pension and post-employment benefits	374		326				700
Other provisions	(1,422)	2	360	4	116	(72)	(1,012)
Receivables	(61)		(72)		(5)	(11)	(149)
Loans and advances to customers	(201)		(32)	(28)	1	45	(215)
Unused tax losses carried forward	(1,653)		(951)	7	82	7	(2,508)
Other	(119)	(70)	(695)	(34)	19	85	(814)

	(5,193)	4,013	(1,397)	(12)	(68)	158	(2,499)

Comprising:
- deferred tax liabilities	2,841						1,470
- deferred tax assets	(8,034)						(3,969)

	(5,193)						(2,499)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
In 2009, the Other changes in Change through net result relates mainly to the tax effect on the additional Illiquid Assets Back-Up Facility payments as part of the overall agreement with the European Commission of EUR 1.3 billion and on tax losses of foreign branches carried forward.
Deferred tax in connection with unused tax losses carried forward:

	2010	2009
Total unused tax losses carries forward	9,335	10,073
Unused tax losses carried forward not recognized as a deferred tax asset	(2,862)	(1,779)

Unused tax losses carried forward recognized as a deferred tax asset	6,473	8,294

Average tax rate	28.6%	30.2%
Deferred tax asset	1,851	2,508
The following tax loss carry forwards and tax credits will expire as follows as at December 31:
Total unused tax losses carried forward analyzed by expiry terms:

	No deferred tax		Deferred tax
	asset recognized		asset recognized
	2010	2009	2010	2009
Within 1 year	14	54	67	79
More than 1 year but less than 5 years	406	510	461	381
More than 5 years but less than 10 years	243	177	3,768	3,199
More than 10 years but less than 20 years	2,093	962	1,285	3,960
Unlimited	106	76	892	675

	2,862	1,779	6,473	8,294

Deferred tax assets are recognized for temporary deductible differences, for tax loss carry forwards and unused tax credits only to the extent that realization of the related tax benefit is probable.
The deferred tax asset includes balances for which the utilization is dependent on future taxable profits whilst the related entities have incurred losses in either the current year or the preceding year. The aggregate amount for the most significant entities where this applies is EUR 1,009 million (2009: EUR 1,754 million).
This can be specified by jurisdiction as follows:
Breakdown by jurisdiction:

	Banking operations		Insurance operations		Total
	2010	2009	2010	2009	2010	2009
The Netherlands	230	119	171	233	401	352
United States	347	932		456	347	1,388
Great Britain	87				87
Belgium	75		15		90
Australia	40				40
Spain	19	14			19	14
Germany	19				19
Thailand			6		6

	817	1,065	192	689	1,009	1,754

As a result of the partial write-off the deferred tax asset for tax loss carry forwards for Insurance in the US (as disclosed in Note 48 ‘Taxation’ in the line ‘Write down/reversal of deferred tax assets’) the loss carry forward amount for Insurance in the US is, in 2010, less dependent on future taxable profits compared to 2009.
Recognition is based on the fact that it is probable that the entity will have taxable profits and /or can utilize tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.
As of December 31, 2010 and December 31, 2009 ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries, branches and associates and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
interest in joint ventures as any economic benefit from those investments will not be taxable at parent company level.
Changes in reorganization provision:

	2010	2009
Opening balance	644	583
Changes in the composition of the group	38
Additions	285	686
Interest	5	11
Releases	(77)	(89)
Charges	(461)	(604)
Exchange rate differences	6	(2)
Other changes	(6)	59

Closing balance	434	644

As at December 31, 2010, the provision for reorganization, of which EUR 317 million relates to termination benefits, mainly related to the merger of the Dutch Retail Banking activities as well as other restructuring activities.
As at December 31, 2009, the provision for reorganization, of which EUR 433 million relates to termination benefits, mainly related to the reorganization of Postbank, Postkantoren, Nationale Nederlanden, RVS and Insurance US.
Changes in other provisions:

	Litigation		Other		Total
	2010	2009	2010	2009	2010	2009
Opening balance	307	371	440	598	747	969
Changes in the composition of the group	(26)	7	(1)	(35)	(27)	(28)
Additions	25	24	52	247	77	271
Releases	(1)	(3)	(15)	(11)	(16)	(14)
Charges	(13)	(109)	(59)	(347)	(72)	(456)
Exchange rate differences	3	1	3	6	6	7
Other changes	9	16	(191)	(18)	(182)	(2)

Closing balance	304	307	229	440	533	747

As at December 31, 2009 Other provisions includes the provision for the industry-wide deposit guarantee scheme in the Netherlands due to the bankruptcy of DSB Bank. In 2010 Dutch banks provided financing for the further dissolution of DSB. ING’s share is recognized, net of the 2009 provision, under amounts due from banks at its fair value at issue.The provision for the estimated cost of the agreement with regard to unit-linked policies is included in “Insurance and investment contracts” as disclosed in Note 17.
In general, Reorganization and Other provisions are of a short-term nature.
The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Pension and post-employment benefits
Summary of pension benefits:

	2010	2009	2008	2007	2006
Defined benefit obligation	16,183	14,209	14,271	14,499	15,758
Fair value of plan assets	17,364	15,310	13,366	14,708	14,361

	(1,181)	(1,101)	905	(209)	1,397

Unrecognized past service costs	(3)	(3)	(5)	(3)
Unrecognized actuarial gains/(losses)	(1,731)	(1,450)	(2,072)	198	(687)

	(2,915)	(2,554)	(1,172)	(14)	710

Presented as:
- Other liabilities	543	589	609	425	961
- Other assets	(3,458)	(3,143)	(1,781)	(439)	(251)

	(2,915)	(2,554)	(1,172)	(14)	710

Summary of post-employment benefits:

	2010	2009	2008	2007	2006
Defined benefit obligation	168	156	210	220	239

	168	156	210	220	239

Unrecognized past service costs	3	8	2	4	10
Unrecognized actuarial gains/(losses)	1	11	7	8	(2)

	172	175	219	232	247

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
Certain group companies sponsor defined contribution pension plans. The assets of all ING Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of pay. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in current liabilities. The amount incurred in 2010 was EUR 67 million (2009: EUR 81 million).
Actuarial gains and losses related to pensions and post-employment benefits for the year ended December 31, 2010 include EUR 1,085 million (2009: EUR 387 million; 2008: EUR (2,647) million; 2007: EUR (789) million; 2006: EUR (180) million) experience gain adjustments for assets and EUR 154 million (2009: EUR 172 million; 2008: EUR (70) million; 2007: EUR 83 million; 2006: EUR (163) million) experience gain adjustments for liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in defined benefit obligation:

			Post-employment
			benefits other than
	Pension benefits		pensions
	2010	2009	2010	2009
Opening balance	14,209	14,271	156	210
Current service cost	298	320	5	(8)
Interest cost	795	778	8	10
Participants contributions	3	3
Benefits paid	(634)	(640)	(6)	(6)
Actuarial gains and losses	1,396	(100)	2	(10)
Past service cost		18		(27)
Changes in the composition of the group and other changes	(20)	(372)	(1)	(10)
Effect of curtailment or settlement	(7)	(96)
Exchange rate differences	143	27	4	(3)

Closing balance	16,183	14,209	168	156

Relating to:
- funded plans	16,051	14,104
- unfunded plans	132	105	168	156

	16,183	14,209	168	156

Actuarial gains and losses in 2010 includes the impact of changes in mortality and indexation assumptions as set out below.
The estimated unrecognized past services cost and unrecognized actuarial gains and losses for the defined benefit plans to be amortized to pension and other staff related liability costs during 2011 are nil and EUR 24 million, respectively.
Changes in fair value of plan assets:

	Pension benefits
	2010	2009
Opening balance	15,310	13,366
Expected return on plan assets	886	842
Employer’s contribution	631	1,632
Participants contributions	2	3
Benefits paid	(625)	(600)
Actuarial gains and losses	1,085	387
Changes in the composition of the group and other changes	(19)	(374)
Exchange rate differences	94	54

Closing balance	17,364	15,310

The actual return on the plan assets amounted to EUR 1,971 million (2009: EUR 1,229 million).
No plan assets are expected to be returned to ING Group during 2011.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Categories of plan assets in percentages:

					Weighted
	Target			average expected
	allocation	Percentage of plan assets		long term rate of return
	2011	2010	2009	2010	2009
Equity securities	34	35	40	7.5	7.8
Debt securities	51	52	48	4.3	4.8
Other	15	13	12	6.0	6.3

	100	100	100	5.7	6.0

Equity securities include ING Group ordinary shares of EUR 2 million (0.02% of total plan assets) as at December 31, 2010 (2009: EUR 3 million, 0.02% of total plan assets). Debt securities include investments in ING Group of EUR 57 million (0.4% of total plan assets) as at December 31, 2010 (2009: nil, 0% of total plan assets). Other includes mainly real estate. Real estate occupied by ING Group as at December 31, 2010 which is included in Other includes EUR 5 million (0.04% of total plan assets) (2009: nil, 0.0% of total plan assets).
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
Weighted average of basic actuarial assumptions in annual % as at December 31:

			Post-employment
			benefits other than
	Pension benefits		pensions
	2010	2009	2010	2009
Discount rates	5.40	5.70	5.00	5.30
Mortality rates	1.00	1.30	1.00	1.30
Expected rates of salary increases (excluding promotion increases)	2.70	2.80	3.00	3.10
Medical cost trend rates			6.10	6.10
Indexation	1.80	2.00	2.00	2.10
The assumptions above are weighted by defined benefit obligations. The rates used for salary developments, interest discount factors and other adjustments reflect country-specific conditions.
The presented discount rate is the weighted average of the discount rates that are applied in different countries. These rates are based on AA corporate bond yields of the specific countries with durations matching the pension liabilities.
An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 5 million as at December 31, 2010 (2009: EUR 4 million) and EUR 1 million increase in the charge for the year (2009: EUR 2 million). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 5 million as at December 31, 2010 (2009: EUR 3 million) and EUR 2 million decrease in the charge for the year (2009: EUR 1 million).
The actuarial assumption for Mortality rates decreased from 1.3% in 2009 to 1.0% in 2010, mainly as a result of more recent information on mortality rates in the Netherlands that became available in 2010. The actuarial assumption for Indexation for inflation decreased from 2.0% in 2009 to 1.8% in 2010 mainly as a result of a revised best estimate assumption for future indexation in the pension plan in the Netherlands. As a result of the current circumstances the probability of granting indexation in the short-term future decreased. These changes in the actuarial assumptions for Mortality and Indexation resulted in an increase respectively decrease of the defined benefit obligation which was accounted for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
as an (unrecognized) actuarial gain(loss). As a result, these changes did not directly impact shareholders’ equity and net result in 2010.
Expected cash flows
During 2011 the expected contributions to pension plans are EUR 567 million.
The following benefit payments, which reflect expected future service as appropriate, are expected to be paid by the plan:
Benefit payments:

		Post-employment
		benefits other
	Pension benefits	than pensions
2011	631	15
2012	597	15
2013	576	14
2014	573	14
2015	534	14
Years 2016 - 2020	3,315	46
22 Assets by contractual maturity
Amounts presented in these tables by contractual maturity are the amounts as presented in the balance sheet.
Assets by contractual maturity:

	Less than 1	1-3	3-12	1-5		Maturity not
2010	month	months	months	years	Over 5 years	applicable	Total
Cash and balances with central banks	13,072						13,072
Amounts due from banks	30,770	4,608	4,706	9,447	2,297		51,828
Financial assets at fair value through profit and loss:
- trading assets	42,785	8,875	11,569	34,468	27,423	555	125,675
- investments for risk of policyholders(1)						120,481	120,481
- non-trading derivatives	474	184	864	4,637	5,563		11,722
- designated as at fair value through profit and loss	140	53	917	1,291	1,902	1,713	6,016
Investments
- available-for-sale	4,551	3,842	14,273	72,824	103,375	23,682	222,547
- held-to-maturity	328	879	1,143	8,786	557		11,693
Loans and advances to customers	69,678	15,101	34,354	142,308	343,175	4,322	608,938
Reinsurance contracts	17	32	142	727	2,729	2,142	5,789
Intangible assets	6	12	295	698	195	4,166	5,372
Deferred acquisition costs	20	24	109	820	3,149	6,482	10,604
Assets held for sale			681				681
Other assets	13,043	3,137	7,890	6,052	5,518	829	36,469
Remaining assets (where maturities are not applicable)(2)						11,957	11,957

Total assets	174,884	36,747	76,943	282,058	495,883	176,329	1,242,844

(1)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(2)	Included in remaining assets where maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Assets by contractual maturity:

	Less than 1	1-3	3-12	1-5		Maturity not
2009	month	months	months	years	Over 5 years	applicable	Total
Cash and balances with central banks	15,390						15,390
Amounts due from banks	25,598	2,649	4,448	7,733	2,969		43,397
Financial assets at fair value through profit and loss:
- trading assets	39,844	8,316	12,400	28,014	22,443	427	111,444
- investments for risk of policyholders						104,597	104,597
- non-trading derivatives	320	205	668	4,843	5,596		11,632
- designated as at fair value through profit and loss	412	169	626	1,244	1,577	1,489	5,517
Investments
- available-for-sale	3,129	6,716	15,449	67,065	83,655	21,689	197,703
- held-to-maturity	172	475	1,840	10,336	1,586		14,409
Loans and advances to customers	61,973	14,357	32,322	141,482	320,954	4,187	575,275
Reinsurance contracts	13	27	122	626	2,591	2,101	5,480
Intangible assets	3	7	254	705	317	4,735	6,021
Deferred acquisition costs	28	20	128	451	2,752	8,019	11,398
Assets held for sale	4,524	218	282				5,024
Other assets	15,564	3,621	7,451	6,385	5,594	614	39,229
Remaining assets (where maturities are not applicable)						13,456	13,456

Total assets	166,970	36,780	75,990	268,884	450,034	161,314	1,159,972

(1)	Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(2)	Included in remaining assets where maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
23 Liabilities by contractual maturity
The tables below include all financial liabilities by maturity based on contractual, undiscounted cash flows. Furthermore, the undiscounted future coupon interest on financial liabilities payable is included in a separate line and in the relevant maturity bucket. Derivative liabilities are included on a net basis if cash flows are settled net. For other derivative liabilities the contractual gross cash flow payable is included. Non-financial liabilities are included based on a breakdown of the balance sheet amounts. Reference is made to the liquidity risk paragraph in the ‘Risk Management’ section for a description on how liquidity risk is managed.
Liabilities by contractual maturity:

	Less					Maturity
	than 1	1-3	3-12	1-5	Over 5	not
2010	month	months	months	years	years	applicable	Adjustment(1)	Total
Subordinated loans						10,918	(273)	10,645
Debt securities in issue	20,578	37,140	21,289	40,016	16,079		502	135,604
Other borrowed funds	3,969	2,055	1,289	3,600	9,785	1,121	472	22,291
Amounts due to banks	44,480	15,781	6,082	2,154	4,371		(16)	72,852
Customer deposits and other funds on deposit	451,425	25,142	20,690	12,376	1,729			511,362
Financial liabilities at fair value through profit and loss:
- other trading liabilities	46,084	5,329	1,182	9,377	3,779		534	66,285
- trading derivatives	3,096	3,255	9,615	27,747	18,930		(20,878)	41,765
- non-trading derivatives	718	229	4,912	18,745	7,040	1,047	(14,909)	17,782
- designated as at fair value through profit and loss	260	472	1,014	6,094	4,996		(129)	12,707

Financial liabilities	570,610	89,403	66,073	120,109	66,709	13,086	(34,697)	891,293

Insurance and investment contracts	1,822	2,108	9,117	37,045	97,918	122,572		270,582
Liabilities held for sale			424					424
Other liabilities	11,787	2,513	9,855	7,516	3,377	1,398		36,446

Non-financial liabilities	13,609	4,621	19,396	44,561	101,295	123,970		307,452

Total liabilities	584,219	94,024	85,469	164,670	168,004	137,056	(34,697)	1,198,745

Coupon interest due on financial liabilities	2,813	1,599	3,891	12,277	51,920			72,500

(1)	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Liabilities by contractual maturity:

						Maturity
	Less than 1	1-3	3-12	1-5	Over 5	not
2009	month	months	months	years	years	applicable	Adjustment(1)	Total
Subordinated loans						10,099		10,099
Debt securities in issue	18,851	36,436	19,717	34,563	11,143		(729)	119,981
Other borrowed funds	2,692	528	2,923	4,109	12,332	1,040	(473)	23,151
Amounts due to banks	45,326	15,044	10,131	9,768	3,966			84,235
Customer deposits and other funds on deposit	410,522	26,092	21,819	9,418	1,657			469,508
Financial liabilities at fair value through profit and loss
- other trading liabilities	41,942	1,891	3,243	7,022	4,376		(460)	58,014
- trading derivatives	2,725	3,419	11,235	27,908	12,258		(17,314)	40,231
- non-trading derivatives	1,459	2,369	6,696	24,150	9,755	677	(25,036)	20,070
- designated as at fair value through profit and loss	218	616	1,715	5,220	4,047		(342)	11,474

Financial Liabilities	523,735	86,395	77,479	122,158	59,534	11,816	(44,354)	836,763

Insurance and investment contracts	1,618	1,830	7,300	33,723	90,322	106,065		240,858
Liabilities held for sale	4,630	77	183					4,890
Other liabilities	15,567	3,059	12,256	5,586	3,390	567		40,425

Non-financial liabilities	21,815	4,966	19,739	39,309	93,712	106,632		286,173

Total liabilities	545,550	91,361	97,218	161,467	153,246	118,448	(44,354)	1,122,936

Coupon interest due on financial liabilities	4,163	1,578	5,654	15,371	55,681			82,447

(1)	This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
For the year ended December 31, 2010, ING Group recognized EUR (153) million (2009: EUR (474) million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR 157 million (2009: EUR 319 million) fair value changes recognized on hedged items. This resulted in EUR 4 million (2009: EUR (155) million) net accounting ineffectiveness recognized in the profit and loss account. As at December 31, 2010, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR (208) million (2009: EUR (2,468) million), presented in the balance sheet as EUR 4,127 million (2009: EUR 2,727 million) positive fair values under assets and EUR 4,335 million (2009: EUR 5,195 million) negative fair values under liabilities.
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
For the year ended December 31, 2010, ING Group recognized EUR 475 million (2009: EUR (805) million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at December 31, 2010 was EUR 1,110 million (2009: EUR 442 million) gross and EUR 847 million (2009: EUR 372 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 46 years for insurance operations and 59 years for banking operations, with the largest concentrations in the range of 1 to 3 years for insurance operations and 1 to 12 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a loss of EUR 7 million (2009: EUR 10 million loss) which was recognized in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
As at December 31, 2010, the fair values of outstanding derivatives designated under cash flow hedge accounting was EUR (824) million (2008: EUR (947) million), presented in the balance sheet as EUR 4,440 million (2009: EUR 5,521 million) positive fair values under assets and EUR 5,264 million (2009: EUR 6,468 million) negative fair values under liabilities.
As at December 31, 2010 and December 31, 2009, there were no non-derivatives designated as hedging instruments for cash flow hedge accounting purposes.
Included in Interest income and interest expense on non-trading derivatives is EUR 3,613 million (2009: EUR 2,159 million) and EUR 3,138 million (2009: EUR 1,964 million), respectively, relating to derivatives used in cash flow hedges.
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
As at December 31, 2010, the fair values of outstanding derivatives designated under net investment hedge accounting was EUR (87) million (2009: EUR (278) million), presented in the balance sheet as EUR 81 million (2009: EUR 38 million) positive fair values under assets and EUR 168 million (2009: EUR 316 million) negative fair values under liabilities.
As at December 31, 2010, the fair values of outstanding non-derivatives designated under net investment hedge accounting was EUR 208 million (2009: EUR 555 million).
Accounting ineffectiveness recognized in the profit and loss account for the year ended December 31, 2010 on derivatives and non-derivatives designated under net investment hedge accounting was EUR 5 million (2009: EUR 1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
25 Maximum credit exposure
ING Group’s maximum credit exposure as at December 31, 2010 and 2009 is represented as follows:
Maximum credit exposure:

	2010	2009
Cash and balances with central banks	13,072	15,390
Amounts due from banks:
- loans and advances to banks	49,035	39,696
- cash advances, overdrafts and other balances	2,793	3,701
Trading assets:
- debt securities	27,979	25,287
- loans and receivables	49,445	41,975
- derivatives	42,390	41,450
Non-trading derivatives	11,722	11,632
Designated as at fair value through profit and loss	6,016	5,517
Available-for-sale debt securities	212,793	188,850
Held-to-maturity debt securities	11,693	14,409
Loans and advances to customers:
- policy loans	3,227	2,903
- to, or guaranteed by, public authorities	55,950	51,079
- secured by mortgages	342,585	315,503
- guaranteed by credit institutions	5,768	6,696
- unsecured loans	4,325	4,193
- personal lending	21,076	19,270
- asset backed securities	24,990	27,954
- corporate loans	149,868	146,613
- other	1,148	1,062
Reinsurance contracts	5,789	5,480
Reinsurance and insurance receivables	2,201	2,125
Accrued interest and rents	16,194	18,306
Other accrued assets	2,888	2,497
Other receivables	5,623	5,838

Maximum credit exposure on balance sheet	1,068,570	997,426

Off-balance sheet credit commitments:
- discounted bills - Bank	3	1
- guarantees - Bank	21,711	21,545
- irrevocable letters of credit - Bank	15,540	12,352
- other - Bank	428	202
- irrevocable facilities	90,027	85,835
- commitments - Insurance	1,990	1,646
- guarantees - Insurance	678	955

Maximum credit exposure off balance sheet	130,377	122,536

Maximum credit exposure	1,198,947	1,119,962

The maximum credit exposure for items on the balance sheet that are exposed to credit risk is generally the balance sheet carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Collateral received is not taken into account.
The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
26 Assets not freely disposable
The assets not freely disposable consist primarily of interest bearing securities pledged to secure deposits from De Nederlandsche Bank (the Dutch central bank) and other banks and serve to secure margin accounts or are used for other purposes required by law. The assets not freely disposable are as follows:
Assets not freely disposable:

	2010	2009
Investments	8,632	5,906
Loans and advances to customers	37,638	33,053
Banks	12,025	7,441
Other assets	8,731	6,350

	67,026	52,750

Banks includes Amounts due from banks and balances with central banks. ING Bank N.V. has an obligation to maintain a reserve with an average monthly balance with the Dutch central bank. In December 2010 the required monthly average was EUR 5,909 million (2009: EUR 5,620 million). As at December 31, 2010 the balance on this reserve was EUR 334 million (2009: EUR 354 million).
Loans and advances to customers, not freely disposable, includes the loan to the Dutch State in connection with the Illiquid Assets Back-Up Facility agreement as disclosed in Note 33 ‘Related parties’ and loans that for liquidity purposes have been pledged as collateral in the United States of EUR 7 billion (2009: EUR 7 billion), Germany of EUR 5 billion (2009: EUR 5 billion) and Canada EUR 5 billion (2009: nil).
The table does not include assets relating to repurchase and stock lending transactions. Reference is made to Note 3 ‘Financial assets at fair value through profit and loss’ and Note 4 ‘Investments’ for the relevant amounts.
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
Contingent liabilities and commitments:

2010	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of:
- discounted bills	1	1	1				3
- guarantees	15,555	472	1,132	1,350	3,202		21,711
- irrevocable letters of credit	7,333	6,070	1,914	192	31		15,540
- other	333	22	64	9			428

	23,222	6,565	3,111	1,551	3,233		37,682

Insurance operations
Commitments	1,514	117	63	186	7	103	1,990
Guarantees			109	7	556	6	678

	1,514	117	172	193	563	109	2,668

Irrevocable facilities	38,082	16,552	5,251	24,686	5,456		90,027

	62,818	23,234	8,534	26,430	9,252	109	130,377

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Contingent liabilities and commitments:

2009	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of:
- discounted bills		1					1
- guarantees	14,492	403	1,017	2,359	3,274		21,545
- irrevocable letters of credit	5,413	4,460	1,190	757	532		12,352
- other	112	36	42	12			202

	20,017	4,900	2,249	3,128	3,806		34,100
Insurance operations
Commitments	1,218	8	83	292	2	43	1,646
Guarantees					955		955

	1,218	8	83	292	957	43	2,601
Irrevocable facilities	36,284	17,539	8,351	20,130	3,531		85,835

	57,519	22,447	10,683	23,550	8,294	43	122,536

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
Irrevocable facilities mainly constitute unused portions of irrevocable credit facilities granted to corporate clients. Many of these facilities are for a fixed duration and bear interest at a floating rate. ING Group’s credit risk and interest rate risk in these transactions is limited. The unused portion of irrevocable credit facilities is partly secured by customers’ assets or counter-guarantees by the central governments and exempted bodies under the regulatory requirements. Irrevocable facilities also include commitments made to purchase securities to be issued by governments and private issuers.
Future rental commitments for operating lease contracts:

2011	199
2012	186
2013	159
2014	135
2015	129
Years after 2015	280
28 Special purpose entities and securitization
Securitization
ING Group as originator
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Assets under synthetic securitization programmes:

	2010	2009
Loans to small and medium-sized enterprises	5,273	6,583
Asset backed securities
Corporate Loans
Mortgages	6,476	6,865

Total	11,749	13,448

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
ING Group supports the commercial paper programmes by providing the SPE with short-term standby liquidity facilities. These liquidity facilities are intended primarily to cover temporarily disruptions in the commercial paper market. Once drawn these facilities bear normal credit risk. A number of programmes are supported by granting structured liquidity facilities to the SPE, in which ING Group covers at least some of the credit risk incorporated in these programmes itself (in addition to normal liquidity facilities), and might suffer credit losses as a consequence. Furthermore, under a Programme Wide Credit Enhancement ING Group guarantees to a limited amount all remaining losses incorporated in the SPE to the commercial paper investors. All facilities, which vary in risk profile, are granted to the SPE subject to normal ING Group credit and liquidity risk analysis procedures. The fees received for services provided and for facilities are charged subject to market conditions. The SPE is included in the consolidation of ING Group. These transactions are therefore not off-balance sheet arrangements.
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
ING Group as investor
As part of its investment activities, ING Group invests in securitizations by purchasing notes or by selling credit protection in the market using credit default swaps from securitization SPEs. For certain own asset securitization programmes ING Group acts as a market maker and holds limited positions in this capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
29 Principal subsidiaries
The principal subsidiaries of ING Groep N.V. and their statutory seat are as follows:

Companies treated as part of the banking operations
ING Bank N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease Holding B.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
Westland Utrecht Bank N.V.	The Netherlands
ING België N.V.	Belgium
ING Bank Slaski S.A.	Poland
ING Bank Deutschland A.G.	Germany
ING Financial Holdings Corporation	United States of America
ING Middenbank Curaçao N.V.	Netherlands Antilles
ING Vysya Bank Ltd.	India
ING Direct N.V.	Canada, Germany, Spain, Australia, France, United States of America, Italy, United Kingdom
ING Bank A.S.	Turkey

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise

Companies treated as part of the insurance operations
ING Verzekeringen N.V.	The Netherlands
Nationale-Nederlanden Levensverzekering	The Netherlands
Nationale-Nederlanden Schadeverzekering	The Netherlands
Parcom Capital B.V.	The Netherlands
ING Levensverzekering Retail N.V.	The Netherlands
ING Schadeverzekering Retail N.V.	The Netherlands
RVS Levensverzekering N.V.	The Netherlands
RVS Schadeverzekering N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Re (Netherlands) N.V.	The Netherlands
ING Fund Management B.V.	The Netherlands
ING Vastgoed Belegging B.V.	The Netherlands
ING Zivotna Poistovna a.s.	Slovakia
ING Nationale-Nederlanden Polska S.A.	Poland
ING Nationale-Nederlanden Polska Powszechne Towarzystwo Emerytaine S.A.	Poland
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Nationale-Nederlanden Magyarorszagi Biztosito Rt.	Hungary
Nationale-Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale-Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain
ING America Insurance Holdings, Inc.	United States of America
ING International Insurance Holdings, Inc.	United States of America
ING Life Insurance and Annuity Company	United States of America
ING North America Insurance Corporation	United States of America
Lion Connecticut Holdings Inc.	United States of America
ReliaStar Life Insurance Company	United States of America
ReliaStar Life Insurance Company of New York	United States of America
Security Life of Denver Insurance Company	United States of America
ING USA Annuity and Life Insurance Company	United States of America
ING Investment Management Co	United States of America
Security Life of Denver International Limited	Cayman Islands
ING Afore S.A. de C.V.	Mexico
ING Seguros de Vida S.A.	Chile
AFP Capital S.A.	Chile
ING Insurance Berhad	Malaysia
ING Life Insurance Company (Japan) Limited	Japan
ING Life Insurance Company (Korea) Limited	South Korea
ING Life Insurance Company (Bermuda) Limited	Hong Kong

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
30 Companies acquired and companies disposed
Acquisitions effective in 2010
There were no significant acquisitions in 2010.
Most significant companies disposed in 2010:

	Asia Private
	Banking	Swiss Private Banking	ING Summit
	business(3)	business(3)	Industrial Fund LP		Total
General
Primary line of business	Bank	Bank	Bank

Sales proceeds
Cash proceeds(1)	985	345	333		1,663

Sales proceeds	985	345	333		1,663

Assets
Cash assets	4	179			183
Investments	41	236			277
Loans and advances to customers	2,390	816	6		3,212
Amounts due from banks	1,171	1,177	39		2,387
Financial assets at fair value through profit and loss	397	8			405
Real estate investments			1,620		1,620
Miscellaneous other assets	20	46	57		123

Liabilities
Insurance and investment contracts
Amounts due to banks	180	755	952		1,887
Customer deposits and other funds on deposit	3,098	1,382			4,480
Miscellaneous other liabilities	92	53	52		197

Net assets	653	272	718		1,643
% disposed	100	100	50	(4)

Net assets disposed	653	272	359		1,284

Gain/loss on disposal(2)	332	73	(26)		379

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.

(3)	As per December 31, 2009 recognized as a disposal group held for sale.

(4)	After disposal of the 50% stake ING has no remaining stake in Summit.
Disposals effective in 2010
In October 2009 ING reached an agreement to sell its Asian Private Banking business for a consideration of USD 1,463 million (EUR 985 million). The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The transaction generated a net profit for ING of EUR 332 million. The sale was completed in the first half of 2010. The Asian Private Banking business was previously included in the segment Retail Asia.
In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 345 million (CHF 520 million) in cash. The transaction generated a net profit for ING of EUR 73 million. The sale was completed in January 2010. The Swiss Private Banking business was previously included in the segment Retail CE.
In August 2010 ING announced that it has agreed to sell its 50% stake in ING Summit Industrial Fund LP (‘Summit’), a Canadian light industrial property portfolio to a joint venture between KingSett Capital and Alberta Investment Management Corporation (AIMCo). The sale was completed in November 2010. The transaction value for 100% of Summit is CAD 2.0 billion (EUR 1.4 billion) and includes assumed debt. In addition to its direct investment in Summit, ING has an indirect participation through its 7.8% unit holding of ING Industrial Fund (IIF), an ING-managed listed property fund in Australia which owns the remaining 50% in Summit. As part of the transaction, IIF has agreed to simultaneously

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
sell its stake in Summit to KingSett/AIMCo. Consequently, ING’s indirect participation in Summit will end as well. Separately, ING sold ING Real Estate Canada, the manager of Summit, to KingSett/AIMCo for an undisclosed amount. The transaction had no material impact on ING Group’s 2010 results and capital ratios. The transaction resulted in a net loss of EUR 26 million in 2010. Summit was previously included in the segment ING Real Estate.
Furthermore there were some disposals that did not have a significant impact on ING’s balance sheet and profit and loss account. In November 2009 ING reached an agreement to sell three of its US independent retail broker-dealer units to Lightyear Capital LLC for a total consideration of EUR 96 million. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California, Multi-Financial Securities Corporation, based in Denver, Colorado, PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office supporting those broker dealers, which collectively do business as ING Advisors Network. The sale was completed in February 2010. The three US independent retail broker-dealer units were previously included in the segment Insurance US.
In December 2009 ING reached an agreement to sell the non-life insurance operations in Greece for a total consideration of EUR 4 million. The sale was completed in July 2010.
Acquisitions and disposals announced and occurring or expected to occur in 2011
ING announced in February 2011 that it has reached agreement with CB Richard Ellis Group, Inc., to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s US-based manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses. The proceeds for these REIM businesses and the equity interests amount to approximately USD 1.0 billion. ING REIM Europe, ING REIM Asia and CRES combined have EUR 44.7 billion in assets under management as of December 31, 2010. In a separate transaction, ING has agreed to sell the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. Clarion Partners has EUR 16.5 billion in assets under management as of December 31, 2010. The Real Estate Investment Management business in Australia (ING REIMA), with EUR 4.8 billion in assets under management as of December 31, 2010, is not included in these transactions. Within the context of the previously announced evaluation, ING finalized the review of the strategic options and implementation has commenced. As a result ING will undertake a phased withdrawal from its Australian real estate investment management activities in a timely and controlled manner. In the transaction with CB Richard Ellis, ING Insurance has agreed to continue its asset management mandate with CB Richard Ellis as the new manager of the funds. ING Bank will continue to have an equity interest in some REIM funds in Europe, Asia, the US and Australia. The equity stakes held by the Bank will be monetized over time as it continues to steadily reduce its exposure to real estate. Combined, the transactions are expected to result in an after-tax gain on disposal of approximately EUR 500 million at current exchange rates. The final terms are subject to potential adjustments at closing, customary for this kind of transaction. ING Real Estate Development and ING Real Estate Finance are not impacted by the transactions and will continue to be part of ING Bank. Both transactions are expected to close in the second half of 2011 and are subject to approvals by certain stakeholders including various regulators.
In December 2009 ING announced the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC is included in the segment Insurance Asia/Pacific. The transaction is expected to be closed in 2011. The closing is subject to regulatory approval.
The above described disposals and ING Arrendadora S.A. de C.V. are expected to close in 2011 and will be deconsolidated in 2011 when ING loses control. They qualify as disposal groups held for sale at December 31, 2010 as ING expects to recover the carrying amount principally through the sale transactions. They are available for sale in their immediate condition subject to terms that are usual and customary for sales of such assets and the sales are considered to be highly probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2009
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

3W Holding B.V.
General
Primary line of business	Bank

Date of full consolidation	September 1, 2009

Purchase consideration payable	5

Assets
Miscellaneous other assets	51

Liabilities
Customer deposits and other funds on deposit	21
Miscellaneous other liabilities	51

Net assets	(21)

Goodwill recognized	26

Profit since date of full consolidation	(16)
Income if fully consolidated as of start of year	(5)
Profit if fully consolidated as of start of year	(19)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Most significant companies disposed in 2009:

					Annuity and
	ING Life				Mortgage business	Australia/ New
	Taiwan(5)		ING Canada		of Chile	Zealand	Total
General
Primary line of business	Insurance		Insurance		Insurance	Insurance
Sales proceeds
Cash proceeds(1)			1,316		217	1,106	2,639
Non-cash proceeds	466						466

Sales proceeds	466		1,316		217	1,106	3,105

Assets
Cash assets	80		322		2	233	637
Investments	9,801		2,350		1,803	385	14,339
Loans and advances to customers	1,341		79		413		1,833
Financial assets at fair value through profit and loss	1,552		1,075		52	8,370	11,049
Miscellaneous other assets	2,538		2,092		74	639	5,343

Liabilities
Insurance and investment contracts	14,294		3,761		2,009	8,524	28,588
Miscellaneous other liabilities	260		223		95	334	912

Net assets	758		1,934		240	769	3,701
% disposed	100%		70	%(4)	100%	100%

Net assets disposed	758		1,354		240	769	3,121

Gain/loss on disposal(2)	(292	)(3)	(38)		(23)	337	(16)

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.

(3)	The loss was recognized in 2008.

(4)	After disposal of the 70% stake ING has no remaining stake in ING Canada.

(5)	Assets and liabilities included in this column were presented as assets/liabilities held for sale as at December 31, 2008.
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
In February 2009, ING completed the sale of its 70% stake in ING Canada for net proceeds of EUR 1,316 million. This differs from the proceeds presented in the annual accounts of 2008 of EUR 1,265 million due to movements in the Canadian dollar/euro exchange rate between date of signing the sales agreement and the date of closing. The sale was effected through a private placement and a concurrent ‘bought deal’ public offering in Canada. This transaction resulted in a loss of EUR 38 million. ING Canada was previously included in the segment Insurance US.
In July 2009 ING reached an agreement to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A for EUR 217 million. This sale does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile where ING remains committed to developing leadership positions. This sale was completed in November 2009 and resulted in a loss of EUR 23 million. These non-core Annuity and Mortgages businesses were previously included in the segment Insurance Latin America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
In September 2009 ING reached an agreement to sell its life insurance and wealth management venture in Australia and New Zealand to ANZ, its joint venture partner. Under the terms of the agreement, ING sold its 51% equity stakes in ING Australia and ING New Zealand to ANZ for EUR 1,106 million cash proceeds. The transaction is part of ING’s Back to Basics strategy. The sale was completed in November 2009 and resulted in a profit for ING of EUR 337 million. The joint venture was previously included in the segment Insurance Asia/Pacific.
Most significant companies acquired in 2008:

			Chile Pension
		Universal Lease	business of
	Interhyp AG	Iberia	Santander	Citistreet	Oyak Emeklilik	Total
General
Primary line of business	Bank	Bank	Insurance	Insurance	Insurance
Date of acquisition	August 1, 2008	October 1, 2008	January 16, 2008	July 1, 2008	December 1, 2008
Percentage of voting shares acquired	99%	100%	100%	100%	100%

Purchase price
Purchase price	418		397	578	110	1,503
Costs directly attributable to the acquisition			4	5		9

Cash purchase price	418		401	583	110	1,512
Cash in company acquired				45	35	80

Cash outflow on acquisition(2)	418		401	538	75	1,432

Assets
Cash assets				45	35	80
Investments			8			8
Loans and advances to customers			6			6
Amounts due from banks	43					43
Financial assets at fair value through profit and loss			78			78
Intangible assets			31	73		104
Miscellaneous other assets	20	235	2	24	8	289

Liabilities
Insurance and investment contracts			7			7
Customer deposits and other funds on deposit		224				224
Miscellaneous other liabilities	16	20	6	26	2	70

Net assets	47	(9)	112	116	41	307
Minority interests

Net assets acquired	47	(9)	112	116	41	307

Goodwill recognized(1)	371	9	285	462	69	1,196
Profit since date of acquisition	(7)		3	(7)		(11)
Income if acquisition effected at start of year	61	42	17	275	12	407
Profit if acquisition effected at start of year	(20)	(1)	1	8		(12)

(1)	Goodwill recognized in 2008 on immaterial acquisitions and real estate portfolios was EUR 133 million, resulting in total Goodwill recognized in 2008 of EUR 1,329 million as disclosed in Note 9 ‘Intangible assets’.

(2)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial acquisitions and real estate portfolios in addition to the cash flows presented herein.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Most significant companies disposed in 2008:

		Mexican non-life
	NRG	business	Total
General
Primary line of business	Insurance	Insurance
Sales proceeds
Sales proceeds	272	950	1,222

Cash proceeds	272	950	1,222

Cash in company disposed	12	26	38

Cash inflow on disposal(1)	260	924	1,184

Assets
Cash assets	12	26	38
Investments	461	1,146	1,607
Loans and advances to customers	137	65	202
Financial assets at fair value through profit and loss		41	41
Miscellaneous other assets	26	1,261	1,287

Liabilities
Insurance and investment contracts	210	1,497	1,707
Miscellaneous other liabilities	10	274	284

Net assets	416	768	1,184
% disposed	100%	100%

Net assets disposed	416	768	1,184

Gain/loss on disposal(2)	(144)	182	38

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.

(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realization of unrealized reserves.
Disposals effective in 2008
In December 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for EUR 272 million. The sale resulted in a net loss of EUR 144 million. A loss on disposal of EUR 129 million was reported in 2007. In 2008 EUR 15 million additional losses, predominantly relating to currency exchange rate changes were recognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
ING acquired the AFJP Pension (Origenes AFJP S.A.) company in Argentina as part of the Santander transaction. In November 2008 the Government of Argentina passed legislation to nationalize the private pension system (AFJPs). Under the law, all client balances held by the private pension system had to be transferred to the Argentina Government and AFJP’s pension business was terminated. The law became effective in December 2008 when the Argentine Social Security Administration (ANSES) took ownership over the affiliate accounts. The nationalization impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. This resulted in a loss of EUR 188 million being recognized in 2008.
31 Legal proceedings
ING Group companies are involved in litigation and arbitration proceedings in the Netherlands and in a number of foreign jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as insurers, lenders, employers, investors and taxpayers. In certain of such proceedings, very large or indeterminate amounts are sought, including punitive and other damages. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Company’s management is of the opinion that neither it nor any of its subsidiaries is aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have in the recent past had a significant effect on the financial position or profitability of the Company.
Because of the geographic spread of its business, ING may be subject to tax audits in numerous jurisdictions at any point in time. Although ING believes that it has adequately provided for all its tax positions, the ultimate resolution of these audits may result in liabilities which are different from the amounts recognised.
Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Proceedings also include lawsuits that have been filed by former employees of an Argentinean subsidiary, whose employment was terminated as a result of the Republic of Argentina’s nationalization of the mandatory pension business. Litigation has been filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The Court has determined that the claims relating to the 2007 offerings were without merit and has dismissed them. The challenged disclosures that survived the Court’s ruling relate solely to the June 2008 offering, and primarily to ING Group’s investments in certain residential mortgage-backed securities. Additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. Recently, an administrator of an ERISA plan filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary had breached certain of its ERISA duties. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Subject to court approval, litigation involving the interest crediting methodology used in connection with certain annuity products and disclosures about that methodology, in which a state court of appeals determined a nationwide class could be maintained, has been resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
In November 2006, the issue of amongst others the transparency of unit-linked products (commonly referred to as ‘beleggingsverzekeringen’) has received attention both in the Dutch public media and from the Dutch regulator for the insurance industry and consumer protection organizations. In mid-November 2008 ING reached an outline agreement with consumer organizations in the Netherlands to resolve a dispute regarding individual unit-linked products sold to customers in the Netherlands by ING’s Dutch insurance subsidiaries. It was agreed that ING’s Dutch insurance subsidiaries would offer compensation to policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum. The costs of the settlement have been valued at EUR 365 million. Although the agreement is not binding for policyholders, ING believes a significant step was made towards resolving the issue. Implementation will start in 2011. However, no agreement about implementation could be reached with one consumer protection organisation.
In January 2010 ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contests the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general.
In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, “VEB”) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING will defend itself against this claim; at this time ING is not able to assess the future outcome.
In March 2011, ING Groep N.V. was informed of the decision of the board of Stichting Pensioenfonds ING (the Dutch ING Pension Fund) to institute arbitration against ING’s decision not to provide funding for indexing pensions. While it is not feasible to predict the ultimate outcome of these arbitration proceedings, the Company’s management is of the opinion that these will not have a significant effect on the financial position or profitability of the Company.
32 Joint ventures
Joint ventures are included proportionally in the consolidated financial statements as follows:
Most significant joint ventures:

	Interest
2010	held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	91	100	30	28
KB Life Insurance Company (1)	49	1,236	1,118	436	425
ING-BOB Life Insurance Company Ltd (2)	50	333	289	87	85
ING Vysya Life Insurance Company Ltd(1)	26	495	466	127	136

Total		2,155	1,973	680	674

(1)	Accounted for as joint venture because of joint control.

(2)	Previously ING Capital Life Insurance Company Ltd.
Most significant joint ventures:

	Interest
2009	held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	147	152	143	141
KB Life Insurance Company (1)	49	748	702	281	277
ING Capital Life Insurance Company Ltd	50	236	214	57	59
ING Vysya Life Insurance Company Ltd(1)	26	342	329	112	122

Total		1,473	1,397	593	599

(1)	Accounted for as joint venture because of joint control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Transactions with joint ventures and associates:

	Joint ventures		Associates
	2010	2009	2010	2009
Receivables	114	432	1,283	648
Liabilities	41	187	38	6

Income received	6	103	127	115
Expenses paid		136	11
Transactions with ING Bank N.V. and ING Verzekeringen N.V.:

	ING Bank N.V.		ING Verzekeringen N.V.
	2010	2009	2010	2009
Receivables	9,411	9,154	2,095	3,412
Liabilities	736	793		7

Income received	825	725	184	299
Expenses paid	194	237
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
In 2009 as a result of the change in strategy of ING Groep N.V. the Executive Board of ING Groep N.V. was reduced from eight to three members. The effective date of this change was June 1, 2009. At the same time the Executive Board of ING Bank N.V. and ING Verzekeringen N.V. were transformed into Management Boards for ING Bank N.V. and ING Verzekeringen N.V. The former Executive Board members of ING Groep N.V. became Management Board members of ING Bank N.V or ING Verzekeringen N.V. Furthermore, the three members of the Executive Board of ING Groep N.V. are also member of both Management Boards. The Management Board members of ING Bank and ING Insurance are also considered to be key management of ING Group.
Key management personnel compensation (Executive Board and Management Boards):

		Amounts in thousands of euros

		Management
		Boards of ING
	Executive	Bank N.V and
	Board of ING	ING
	Groep	Verzekeringen
2010	N.V.	N.V.(1)	Total
Base salary and cash bonus	4,121	5,910	10,031
Pension costs	292	1,263	1,555
Termination benefit		980	980
Fair market value of bonus in shares	1,268	1,376	2,644

Total compensation	5,681	9,529	15,210

(1)	Excluding three members that are also members of the Executive Board of ING Groep N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Key management personnel compensation (Executive Board and Management Boards):

	Amounts in thousands of euros

		Management
		boards of ING
	Executive	Bank N.V and
	Board of ING	ING
	Groep	Verzekeringen
2009	N.V.(1)	N.V.(2)	Total
Base salary	4,936	2,933	7,869
Pension costs	935	772	1,707
Termination benefit		665	665
Retirement benefit	1,353	1,200	2,553

Total compensation	7,224	5,570	12,794

(1)	Comprising eight members from January 1, 2009 to May 31, 2009 and 3 members from June 1, 2009 to December 31, 2009.

(2)	As of June 1, 2009, excluding three members that are also members of the Executive Board of ING Groep N.V.
Key management personnel compensation (Supervisory Board):

	Supervisory board
	2010	2009
Base salary	1,010	1,128

Total compensation	1,010	1,128

Loans and advances to key management personnel:

	Amounts in thousands of euros
	Amount outstanding
	December 31,		Average interest rate		Supervisory board
	2010	2009	2010	2009	2010	2009
Executive Board members	1,968	380	3.6%	4.6%
Management Boards members of ING Bank N.V. and ING Verzekeringen N.V.	13	244	4.3%	3.6%	4	933
Supervisory Board members	282	282	8.6%	8.6%

Total	2,263	906			4	933

The total number of stock options on ING Groep N.V. shares held by the Executive Board members of ING Group N.V. amounted to 164,689 as at December 31, 2010 (2009: 164,689) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank N.V. and ING Verzekeringen N.V. amounted to 2,676,675 as at December 31, 2010 (2009: 2,718,765). As at December 31, 2010, members of the Executive Board held 118,723 ING Groep N.V. shares (2009: 60,883) and members of the Management Boards of ING Bank N.V. and ING Verzekeringen N.V. held 284,995 ING Groep N.V. shares (2009: 266,239). As at December 31, 2010, members of the Supervisory Board held 167,407 ING Groep N.V. shares (2009: 137,407).
There are no significant provisions for doubtful debts or individually significant bad debt expenses recognized on outstanding balances with related parties.
Transactions with the Dutch State
Illiquid Assets Back-up Facility
ING Group and the Dutch State reached an agreement on an Illiquid Assets Back-up Facility (‘IABF’) on January 26, 2009. The transaction closed on March 31, 2009. The IABF covers the Alt-A portfolios of both ING Direct US and ING Insurance US, with a par value of approximately EUR 30 billion. Under the IABF, ING transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained 100% of the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State had become the economic owner. The transaction price remains payable by the Dutch State to ING and will be redeemed over the remaining life. Furthermore, under the IABF ING pays a guarantee fee to the State and receives a funding fee and a management fee. As a result of the transaction ING derecognized 80% of the Alt-A portfolio from its balance sheet and recognized a receivable from the Dutch State. The transferred Alt-A portfolio was previously included in Available-for-sale debt securities. The Dutch State also acquired certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A portfolio that is retained by ING.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Under the terms of the transaction as agreed on January 26, 2009, the overall sales proceeds amounted to EUR 22.4 billion at the transaction date. The amortized cost (after prior impairments) at the transaction date was also approximately EUR 22.4 billion. The transaction resulted in a loss in the first quarter of 2009 of EUR 109 million after tax (the difference between the sales proceeds and the amortized cost). The fair value under IFRS-IASB at the date of the transaction was EUR 15.2 billion.
In order to obtain approval from the European Commission on ING Group’s Restructuring Plan (see below), ING agreed to make additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility. In total, these additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission amounted to a net present value of EUR 1.3 billion pre-tax, which was recognized as a one-off charge in the fourth quarter of 2009. The remainder of the IABF as agreed in January 2009, including the transfer price of the securities of 90%, remained unaltered.
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
As at December 31, 2010, the remaining outstanding amount from the transaction price that remained payable by the Dutch State is EUR 13.1 billion. The net amount of other unamortized components of the total sales proceeds, as explained above, amounts to EUR 0.7 billion payable.
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
These non-voting equity securities are deeply subordinated and rank pari-passu with ordinary shares in a winding up of ING Group.
On these non-voting equity securities a coupon is payable of the higher of:
•	EUR 0.85 per security, payable annually in arrears, with a first coupon of EUR 0.425 per security paid on May 12, 2009; and
•	110% of the dividend paid on each ordinary share over 2009 (payable in 2010);
•	120% of the dividend paid on each ordinary share over 2010 (payable in 2011);
•	125% of the dividend paid on each ordinary share over 2011 onwards (payable in 2012 onwards).
Since ING Groep N.V. had already paid an interim dividend of EUR 0.74 in August 2008, ING recognized a coupon payable of EUR 425 million to the Dutch State as of December 31, 2008. This coupon was paid on May 12, 2009.
Further coupons are to be paid on May 12 of each year (the coupon date) in cash if dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis and if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Groep N.V.’s capital adequacy position is and remains satisfactory both before and immediately after payment in the opinion of the Dutch Central Bank.
ING Groep N.V. has the right to repurchase all or some of the non-voting equity securities at EUR 15 per security at any time, together with the pro-rata coupon accrued to such date. ING Groep

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
N.V. and the Dutch State have agreed in October 2009 that up to EUR 5 billion of the EUR 10 billion core Tier 1 securities could be repurchased at any time until January 31, 2010 at the original issue price of EUR 10 per non-voting equity security, plus a repurchase premium and accrued interest.
ING Groep N.V. also has the right to convert all or some of the non-voting equity securities into ordinary shares on the basis of one non-voting equity security for 1.335 ordinary shares or bearer depositary receipts from three years after the issue date onwards, subject to certain conditions. The Dutch State in that case has the right to demand a redemption payment of EUR 10 per non-voting equity security, together with the pro-rata coupon, if due, accrued to such date.
Both repurchase and conversion of the securities must be approved by the Dutch Central Bank.
Repayment non-voting equity shares
In December 2009, ING repurchased the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. In March 2011, ING announced that, at the next coupon reset date on May 13, 2011, ING intends to exercise its option for early repurchase of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 will amount to EUR 3 billion and includes a 50% repurchase premium. ING will fund this repurchase from retained earnings. Provided that the strong capital generation continues, ING intends to repurchase the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) ultimately by May 2012 from retained earnings. The final decision on repurchase of these non-voting equity securities (core Tier 1 securities) will be made before the envisaged repayment date and will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances.
In order to finance the repayment, in December 2009, of the non-voting equity securities and the associated expenses as well as to mitigate the capital impact of the additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission, ING launched a capital increase with preferential subscription rights for holders of (depositary receipts for) ordinary shares of up to EUR 7.5 billion. The rights issue, as disclosed in Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’ was authorized by the Extraordinary General Meeting of Shareholders on November 25, 2009. Proceeds of the issue in excess of the above amounts were used to strengthen ING’s capital position.
European Commission Restructuring Plan
In 2009, ING Groep N.V. submitted a Restructuring Plan to the European Commission as part of the process to receive approval for the government support measures. The Restructuring Plan has formally been approved by the European Commission. The main elements of the Restructuring Plan as announced on October 26, 2009 are as follows:
•	ING will eliminate double leverage and significantly reduce its balance sheet;

•	ING will divest all Insurance and Investment Management activities;

•	ING needs to divest ING Direct USA by the end of 2013;

•	ING will create a new company in the Dutch retail market composed of Interadvies (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail in the Netherlands. This business, once separated, will be divested;

•	ING will not be a price leader in any EU country for certain retail and SME banking products and will refrain from the acquisition of financial institutions or other businesses that would delay the repayment of the non-voting equity securities. These restrictions will apply for the shorter period of three years or until the non-voting equity securities have been repaid in full to the Dutch State;

•	ING will agree with the Dutch State to alter the repayment terms of 50% of the non-voting equity securities;

•	EUR 5 billion of the non-voting equity securities issued in November 2008 to the Dutch State will be repurchased;

•	additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission will have to be made to the Dutch State in the form of fee adjustments relating to the Illiquid Assets Back-Up Facility which resulted in a one-off pre-tax charge to ING of EUR 1.3 billion in the fourth quarter of 2009;

•	ING would launch a EUR 7.5 billion rights issue, in order to finance the repayment of 50% of the non-voting equity securities and to mitigate the capital impact of the additional Illiquid Assets Back-up Facility payment as part of the overall agreement with the European Commission to the Dutch State of EUR 1.3 billion;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
•	ING will execute the Restructuring Plan before the end of 2013;

•	ING will refrain from acquisitions of financial institutions for a certain period;

•	Whenever the overall return on the (remaining) non-voting equity securities (core Tier 1 securities) issued to the Dutch State is expected to be lower than 10% p.a., the European Commission may consider the imposition of additional behavioural constraints; and

•	The calling of Tier-2 capital and Tier-1 hybrids will in the future be proposed case by case to the Commission for authorisation, for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING has fully repaid the non-voting equity securities (core-Tier 1 securities) to the Dutch State (including the relevant accrued interest of core Tier-1 coupons and exit premium fees).
On January 28, 2010, ING lodged an appeal against specific elements of the European Commission’s decision. The outcome of ING’s appeal to the European court is anticipated at the end of 2011.
Credit Guarantee Scheme
As part of the measures adopted to protect the financial sector, the Dutch State introduced a EUR 200 billion credit guarantee scheme for the issuance of medium term debt instruments by banks (the Credit Guarantee Scheme). ING Bank N.V. issued government guaranteed debt instruments under this Credit Guarantee Scheme (‘Government Guaranteed Bonds’) as part of its regular medium-term funding operations. The relevant Rules of the Credit Guarantee Scheme promulgate the rules applicable to any issues under the Credit Guarantee Scheme and include information such as scope, denomination, tenor and fees payable by the banks. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme. Reference is made to Note 15 ‘Debt securities in issue’.
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
In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million non-voting equity securities, as long as the Illiquid Assets Back-up Facility is in place or any of the Government Guaranteed Bonds is outstanding (whichever expires last). These arrangements entail that:
•	the Dutch State may recommend two candidates (the ‘State Nominees’) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Supervisory Board members;

•	ING Group must develop a sustainable remuneration policy for the Executive Board and Senior Management that is aligned to new international standards and submit this to its General Meeting for adoption. This remuneration policy shall include incentive schemes which are linked to long-term value creation, thereby taking account of risk and restricting the potential for ‘rewards for failure’. This new remuneration policy must, amongst others, include objectives relating to corporate and social responsibility;

•	members of the Executive Board may not receive any performance-related payment — either in cash, options, shares or bearer depositary receipts — for the years 2008 and 2009 until the adoption of the new remuneration policy in 2010;

•	severance payments to Executive Board members are limited to a maximum of one year’s fixed salary, in line with the Tabaksblat Code;

•	ING has undertaken to support the growth of the lending to corporates and consumers (including mortgages) for an amount of EUR 25 billion, on market conforming terms;

•	ING agreed to pro-actively use EUR 10 billion of the Dutch Guarantee Scheme over 2009;

•	ING has committed itself to maintaining the Dutch payment system PIN on its payment debit cards as long as other market participants, representing a substantial market share, are still making use of this payment system; and

•	appointment of the Chief Executive Officer of the Executive Board requires approval of the State Nominees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Fair value of financial assets and liabilities:

	Estimated fair value		Balance sheet value
	2010	2009	2010	2009
Financial assets
Cash and balances with central banks	13,072	15,390	13,072	15,390
Amounts due from banks	51,651	43,506	51,828	43,397
Financial assets at fair value through profit and loss:
- trading assets	125,675	111,444	125,675	111,444
- investments for risk of policyholders	120,481	104,597	120,481	104,597
- non-trading derivatives	11,722	11,632	11,722	11,632
- designated as at fair value through profit and loss	6,016	5,517	6,016	5,517
Investments:
- available-for-sale	222,547	197,703	222,547	197,703
- held-to-maturity	11,854	14,809	11,693	14,409
Loans and advances to customers	614,548	578,488	608,938	575,275
Other assets(1)	26,906	28,764	26,906	28,764

	1,204,472	1,111,850	1,198,878	1,108,128

Financial liabilities
Subordinated loans	9,215	7,478	10,645	10,099
Debt securities in issue	136,586	118,950	135,604	119,981
Other borrowed funds	21,822	22,261	22,291	23,151
Investment contracts for risk of company	5,991	5,896	5,991	5,896
Investment contracts for risk of policyholders	5,984	5,406	5,984	5,406
Amounts due to banks	73,227	84,968	72,852	84,235
Customer deposits and other funds on deposit	508,755	466,822	511,362	469,508
Financial liabilities at fair value through profit and loss:
- trading liabilities	108,050	98,245	108,050	98,245
- non-trading derivatives	17,782	20,070	17,782	20,070
- designated as at fair value through profit and loss	12,707	11,474	12,707	11,474
Other liabilities(2)	29,671	33,946	29,671	33,946

	929,790	875,516	932,939	882,011

(1)	Other assets do not include (deferred) tax assets, property held for sale, pension assets and deferred charges.

(2)	Other liabilities do not include (deferred) tax liabilities, pension liabilities, insurance provisions, prepayments received under property under development, share-based payment plans, other provisions and other taxation and social security contributions.
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
Amounts in million of euros, unless stated otherwise
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
The fair values of mortgage loans are estimated by taking into account prepayment behavior and discounting future cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. The fair values of fixed-rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for calculations purposes. The carrying values of variable rate policy loans approximate their fair value.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The fair values of the financial instruments carried at fair value were determined as follows:
Methods applied in determining fair values of financial assets and liabilities:

2010	Level 1	Level 2	Level 3	Total
Assets
Trading assets	49,644	73,899	2,132	125,675
Investments for risk of policyholders	115,102	5,243	136	120,481
Non-trading derivatives	90	10,997	635	11,722
Financial assets designated as at fair value through profit and loss	1,143	3,027	1,846	6,016
Available-for-sale investments	113,994	102,449	6,104	222,547

	279,973	195,615	10,853	486,441

Liabilities
Trading liabilities	33,293	73,316	1,441	108,050
Non-trading derivatives	878	15,028	1,876	17,782
Financial liabilities designated as at fair value through profit and loss	1,834	7,648	3,225	12,707
Investment contracts (for contracts carried at fair value)	2,879	3,088	17	5,984

	38,884	99,080	6,559	144,523

Methods applied in determining fair values of financial assets and liabilities:

2009	Level 1	Level 2	Level 3	Total
Assets
Trading assets	40,043	70,035	1,366	111,444
Investments for risk of policyholders	100,541	4,002	54	104,597
Non-trading derivatives	283	10,808	541	11,632
Financial assets designated as at fair value through profit and loss	832	2,855	1,830	5,517
Available-for-sale investments	113,913	76,547	7,243	197,703

	255,612	164,247	11,034	430,893

Liabilities
Trading liabilities	27,518	69,870	857	98,245
Non-trading derivatives	444	18,265	1,361	20,070
Financial liabilities designated as at fair value through profit and loss	4,460	4,425	2,589	11,474
Investment contracts (for contracts carried at fair value)	3,040	2,327	39	5,406

	35,462	94,887	4,846	135,195

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Change in Level 3 classification (2010)
ING changed the classification of certain assets and liabilities in the fair value hierarchy compared to prior years. The changes relate to Trading assets/liabilities and Financial liabilities designated as at fair value through profit and loss. These changes result from further improvements in the classification by fair value hierarchy in order to better align with common practices that have emerged within the industry. As a result, certain financial instruments that were previously classified mainly in Level 2 (Valuation technique supported by observable inputs) are now classified in Level 3 (Valuation technique supported by unobservable inputs). The comparatives for 2009 have been adjusted accordingly.
The category of financial instruments that is most impacted by this change are issued structured notes that are classified as Financial liabilities designated as at fair value through profit and loss. These structured notes are a combination of deposit-, loan- and derivative components. Certain components of the structure represent Level 1 or Level 2 in the fair value hierarchy, whereas other components represent Level 3. ING also has other positions that are not measured at fair value or are measured at fair value and are classified in various levels of the fair value hierarchy. The combination of these instruments represents no significant exposure of ING to fair value changes related to unobservable inputs and, therefore, until 2009 the overall exposure was classified mostly in Level 2. As of 2010, individual financial instruments are classified individually in the fair value hierarchy. Furthermore, if the fair value of a financial instrument is based on unobservable inputs for a component of that instrument, in most cases the entire instrument (including the components that are not impacted by unobservable inputs) is now classified in Level 3.
The change to the 2009 comparatives resulted in assets in Level 3 of the fair value hierarchy increasing from 2.1% to 2.6% of total assets measured at fair value. Liabilities in Level 3 of the fair value hierarchy increased from 1.0% to 3.6% of total liabilities measured at fair value.
As a result of the offsetting impact as explained above, there is no significant impact on the sensitivity of fair values to unobservable inputs.
Changes in Level 3 Assets:

				Financial
				assets
				designated
				as at fair
		Investment		value	Available
		for risk of	Non-	through	-for-sale
	Trading	policy-	trading	profit and	invest-
2010	assets	holders	derivatives	loss	ments	Total
Opening balance	1,366	54	541	1,830	7,243	11,034
Amounts recognized in profit and loss during the year	193	(5)	(275)	3	(232)	(316)
Revaluation recognized in equity during the year					1,047	1,047
Purchase of assets	1,394	134	554	608	1,364	4,054
Sale of assets	(899)	(143)	(340)	(637)	(720)	(2,739)
Maturity/settlement	(275)		(2)	(96)	(775)	(1,148)
Transfers into Level 3	474	86	143	21	1,156	1,880
Transfers out of Level 3	(150)			(4)	(3,355)	(3,509)
Exchange rate differences	29	10	14	121	376	550

Closing balance	2,132	136	635	1,846	6,104	10,853

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Main changes in fair value hierarchy (2010 compared to 2009)
Amounts in each of the levels of the fair value hierarchy are impacted by changes in the volume of portfolios and fluctuations in pricing levels and foreign currency rates.
The amount in Level 3 is impacted by improved market-activity in this area leading to increased trading and increases in portfolio volume in financial instruments that qualify for Level 3.
Level 3 assets increased because certain bonds were transferred to Level 3 in 2010 as a result of reduced market liquidity and/or pricing sources that could no longer be classified as market observable. On the other hand, Level 3 assets decreased in 2010 because of a transfer of available-for-sale investments of EUR 2.9 billion out of Level 3 to Level 2, relating to mortgage backed securities in the US. Previously these were classified in Level 3 because of the dispersion between prices obtained for the same security from different price sources. In 2010 prices supported by market observable inputs became available and were used in determining fair value.
There were no significant transfers between Level 1 and 2.
Changes in Level 3 Assets:

				Financial
				assets
				designated
				as at fair
		Investment		value	Available
		for risk of	Non-	through	-for-sale
	Trading	policy-	trading	profit and	invest-
2009	assets	holders	derivatives	loss	ments	Total
Opening balance	1,212	303	3	1,873	27,361	30,752
Amounts recognized in profit and loss during the year	17	2	(133)	(90)	(1,525)	(1,729)
Revaluation recognized in equity during the year					7,378	7,378
Purchase of assets	928	65	333	977	1,009	3,312
Sale of assets	(191)	(113)	94	(569)	(22,211)	(22,990)
Maturity/settlement	(41)	(68)	(4)	(171)	(3,103)	(3,387)
Reclassifications	(43)			(67)	(5,994)	(6,104)
Transfers into Level 3		8	243	123	7,095	7,469
Transfers out of Level 3	(516)	(123)		(76)	(3,387)	(4,102)
Exchange rate differences		(20)	5	(78)	698	605
Changes in the composition of the group				(92)	(78)	(170)

Closing balance	1,366	54	541	1,830	7,243	11,034

Main changes in fair value hierarchy (2009 compared to 2008)
As a result of changes in portfolios and/or markets during 2009, the following main changes in the fair value hierarchy occurred:
•	Decrease in Level 1 and Level 2 — reclassifications from Available-for-sale investments to Loans and advances and Amounts due from banks:

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

•	Decrease in Level 3 — derecognition of asset backed securities in the US:

The Illiquid Assets Back-up Facility agreed with the Dutch State resulted in the derecognition of asset backed securities in the United States that were classified in Level 3. As a result of this transaction, financial assets in Level 3 (Available-for-sale investments) decreased by approximately EUR 15.2 billion. This decrease includes the sale proceeds of EUR 22.4 billion and revaluation recognised in equity of EUR 7.2 billion;

•	Decrease in Level 3 — reclassification of asset backed securities in the US and certain private equities to Level 2:

During 2009, the pricing transparency and the level of trading activity in the secondary markets for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
asset backed securities in the United States increased and the price of the securities as provided by the external pricing services converged . Accordingly, in the fourth quarter of 2009, investments in asset backed securities in the United States of approximately EUR 2.8 billion were transferred from Level 3 to Level 2. These assets were transferred into Level 3 during 2008, when the market became inactive and the dispersion between prices for the same security from different prices sources increased significantly;

•	Other:

Amounts in each of the levels are impacted by changes in the amount and composition of the relevant balance sheet items during the year.

Changes in Level 3 Liabilities:

			Financial
			liabilities
			designated	Investment
			as at fair	contracts
			value	(for
		Non-	through	contracts
	Trading	trading	profit and	carried at
2010	liabilities	derivatives	loss	fair value)	Total
Opening balance	857	1,361	2,589	39	4,846
Amounts recognized in profit and loss during the year	119		85	(4)	(200)
Revaluation recognized in equity during the year				9	9
Issue of liabilities	1,679	490	2,241	10	4,420
Early repayment of liabilities	(876)	(247)	(863)	(55)	(2,041)
Maturity/settlement	(326)	(1)	(561)		(888)
Transfers into Level 3	165	282		11	458
Transfers out of Level 3	(176)	(67)	(266)		(509)
Exchange rate differences	(1)	58		7	64

Closing balance	1,441	1,876	3,225	17	6,559

Changes in Level 3 Liabilities:

			Financial
			liabilities
			designated	Investment
			as at fair	contracts
			value	(for
		Non-	through	contracts
	Trading	trading	profit and	carried at
2009	liabilities	derivatives	loss	fair value)	Total
Opening balance	357	25	64	99	545
Amounts recognized in profit and loss during the year	(64)	(87)	124	2	(25)
Issue of liabilities	859	1,015	2,793	22	4,689
Early repayment of liabilities	(110)	(26)	(155)	(72)	(363)
Maturity/settlement	(173)		(121)		(294)
Transfers into Level 3	30	417	174	8	629
Transfers out of Level 3	(42)		(290)	(10)	(342)
Exchange rate differences		18		(10)	8
Changes in the composition of the group		(1)			(1)

Closing balance	857	1,361	2,589	39	4,846

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Amounts recognized in profit and loss during the year (Level 3):

		Derecog-
	Held at	nized
	balance	during
2010	sheet date	the year	Total
Assets
Trading assets	157	36	193
Investments for risk of policyholders		(5)	(5)
Non-trading derivatives	(248)	(27)	(275)
Financial assets designated as at fair value through profit and loss	29	(26)	3
Available-for-sale investments	(264)	32	(232)

	(326)	10	(316)

Liabilities
Trading liabilities	119		119
Non-trading derivatives	(2)	2
Financial liabilities designated as at fair value through profit and loss	85		85
Investment contracts (for contracts carried at fair value)	1	(5)	(4)

	(203)	(3)	(200)

Amounts recognized in profit and loss during the year (Level 3):

		Derecog-
	Held at	nized
	balance	during
2009	sheet date	the year	Total
Assets
Trading assets	(55)	72	17
Investments for risk of policyholders		2	2
Non-trading derivatives	(133)		(133)
Financial assets designated as at fair value through profit and loss	(104)	14	(90)
Available-for-sale investments	(1,534)	9	(1,525)

	(1,826)	97	(1,729)

Liabilities
Trading liabilities	(64)		(64)
Non-trading derivatives	(154)	67	(87)
Financial liabilities designated as at fair value through profit and loss	124		124
Investment contracts (for contracts carried at fair value)		2	2

	(94)	69	(25)

Sensitivities of fair values in Level 3
Reasonably likely changes in the non observable assumptions used in the valuation of Level 3 assets and liabilities would not have a significant impact on equity and net result, other than explained below for investments in asset backed securities in the United States.
Asset backed securities in the United States
Level 3 assets include EUR 3.4 billion at December 31, 2010 and EUR 6.4 billion at December 31, 2009 for investments in asset backed securities in the United States. These assets are valued using external price sources that are obtained from third party pricing services and brokers.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Valuation for these securities is inherently complex and subjective. Although each security in the portfolio is priced based on an external price, without modification by ING Group, and management is confident that it has selected the most appropriate price in the current market circumstances, the valuation of these portfolios would have been different had different prices been selected. The sensitivity analysis shows that the highest and the lowest available market prices do not materially impact the valuation of these assets as at December 31, 2010.
Reference is made to the ‘Risk management’ section with regard to the exposure of these asset backed securities as at December 31, 2010 and December 31, 2009 and the impact from these asset backed securities on net result in 2010 and 2009.
Furthermore, the ‘Risk management’ section provides under Impact of financial crisis a breakdown of the methods applied in determining fair values of pressurized assets.
35 Interest result banking operations
Interest result banking operations:

	2010	2009	2008
Interest income on loans	24,942	24,983	31,174
Interest income on impaired loans	40	24	(24)

Total interest income on loans	24,982	25,007	31,150

Interest income on available-for-sale securities	3,532	3,923	7,449
Interest income on held-to-maturity securities	549	612	669
Interest income on trading portfolio	32,692	40,844	45,510
Interest income on non-trading derivatives	1,709	3,936	7,076
Other interest income	4,870	5,528	5,157

Interest income banking operations	68,334	79,850	97,011

Interest expense on deposits by banks	652	1,266	4,856
Interest expense on customer deposits and other funds on deposit	8,324	10,976	19,594
Interest expense on debt securities	2,761	2,657	4,109
Interest expense on subordinated loans	1,856	1,784	1,784
Interest on trading liabilities	32,847	40,023	44,093
Interest on non-trading derivatives	2,166	4,483	7,391
Other interest expense	6,405	6,286	4,142

Interest expense banking operations	55,011	67,475	85,969

Interest result banking operations	13,323	12,375	11,042

Interest margin:

In percentages	2010	2009	2008
Interest margin	1.44	1.34	1.09
In 2010, the growth in average total assets led to an increase of the interest result amounting to EUR 90 million (in 2009 the decline in average total assets led to a decrease of the interest result of EUR 929 million; in 2008 the growth in average assets led to an increase of the interest result of EUR 811 million). The increase of the interest margin by 10 basis points led to an increase of the interest result with EUR 915 million (in 2009 the increase of the interest margin by 25 basis points led

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
to an increase of the interest result with 2,406 million; in 2008 the increase of the interest margin by 15 basis points led to an increase of the interest result with EUR 1,440 million).
36 Gross premium income
Gross premium income:

	2010	2009	2008
Gross premium income from life insurance policies	26,206	28,720	38,869
Gross premium income from non-life insurance policies	1,741	1,772	4,943

	27,947	30,492	43,812

In 2009, Gross premium income decreased as a result of the divestments as disclosed in Note 30 ‘Companies acquired and companies disposed’, including the divestment of ING Life Taiwan, ING Canada, Annuity and Mortgage business of Chile and Australia/New Zealand. Furthermore, gross premium income declined due to ING’s decision to limit variable annuity sales in the United States and to cease variable annuity sales in Japan, as well as a lower appetite for investment-linked products.
Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.
Effect of reinsurance on premiums written:

	Non-life			Life			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Direct gross premiums written	1,718	1,746	4,920	25,042	27,421	37,487	26,760	29,167	42,407
Reinsurance assumed gross premiums written	23	26	23	1,164	1,299	1,382	1,187	1,325	1,405

Total gross premiums written	1,741	1,772	4,943	26,206	28,720	38,869	27,947	30,492	43,812

Reinsurance ceded	(65)	(70)	(196)	(2,041)	(1,867)	(1,802)	(2,106)	(1,937)	(1,998)

	1,676	1,702	4,747	24,165	26,853	37,067	25,841	28,555	41,814

Effect of reinsurance on non-life premiums earned:

	2010	2009	2008
Direct gross premiums earned	1,744	1,746	4,889
Reinsurance assumed gross premiums earned	23	26	20

Total gross premiums earned	1,767	1,772	4,909

Reinsurance ceded	(65)	(68)	(190)

	1,702	1,704	4,719

See Note 43 ‘Underwriting expenditure’ for disclosure on reinsurance ceded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
37 Investment income
Investment income by banking and insurance operations:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Income from real estate investments	128	157	196	71	63	75	199	220	271
Dividend income	59	46	84	212	172	646	271	218	730

	187	203	280	283	235	721	470	438	1,001

Income from investments in debt securities				5,651	5,429	6,535	5,651	5,429	6,535
Income from loans:
- unsecured loans				263	223	209	263	223	209
- mortgage loans				826	856	1,044	826	856	1,044
- policy loans				190	177	200	190	177	200
- other				354	101	92	354	101	92

Income from investments in debt securities and loans				7,284	6,786	8,080	7,284	6,786	8,080

Realized gains/losses on disposal of debt securities	150	(945)	40	25	(168)	48	175	(1,113)	88
Impairments of available-for-sale debt securities	(146)	(1,491)	(2,127)	(589)	(586)	(777)	(735)	(2,077)	(2,904)
Reversal of impairments of available-for-sale debt securities				10	2		10	2

Realized gains/losses and impairments of debt securities	4	(2,436)	(2,087)	(554)	(752)	(729)	(550)	(3,188)	(2,816)

Realized gains/losses on disposal of equity securities	338	24	30	194	404	685	532	428	715
Impairments of available-for-sale equity securities	(32)	(49)	(331)	(43)	(360)	(1,585)	(75)	(409)	(1,916)

Realized gains/losses and impairments of equity securities	306	(25)	(301)	151	44	(900)	457	19	(1,201)

Change in fair value of real estate investments	(50)	(588)	(350)	(48)	(125)	(50)	(98)	(713)	(400)

Investment income	447	(2,846)	(2,458)	7,116	6,188	7,122	7,563	3,342	4,664

Reference is made to the ‘Risk management’ section for further information on impairments.
38 Net result on disposals of group companies
Net result on disposals of group companies in 2010:

2010
Asian Private Banking business	332
Swiss Private Banking business	73
ING Summit Industrial Fund LP	(26)
Other	(69)

310

Other includes EUR (24) million related to the sale of certain associates. The remainder includes result on disposal of certain real estate funds and other disposals that are individually not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Net result on disposals of group companies in 2009:

2009
ING Australia and New Zealand	337
ING Canada	(38)
Annuity and Mortgage business in Chile	(23)
Other	(12)

264

Net result on disposals of group companies in 2008:

2008
ING Salud, Chile	55
Seguros ING, Mexico	182
NRG	(15)
ING Life Taiwan	(214)
Other	9

17

Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details.
39 Commission income
Gross fee and commission income:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Funds transfer	861	859	888				861	859	888
Securities business	695	780	891				695	780	891
Insurance broking	190	188	175	344	241	87	534	429	262
Asset management fees	476	566	865	1,495	1,892	2,198	1,971	2,458	3,063
Brokerage and advisory fees	329	317	256	386	582	763	715	899	1,019
Other	965	825	850	562	540	531	1,527	1,365	1,381

	3,516	3,535	3,925	2,787	3,255	3,579	6,303	6,790	7,504

Asset management fees related to the management of investments held for the risk of policyholders of EUR 358 million (2009: EUR 825 million; 2008: EUR 1,174 million) are included in Commission income.
Other include commission fees of EUR 15 million (2009: EUR 18 million; 2008: EUR 21 million) in respect of underwriting syndication loans.
Fee and commission expenses:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Funds transfer	257	200	185				257	200	185
Securities business	125	159	268				125	159	268
Insurance broking			(4)	128	332	574	128	332	570
Management fees	19	24	169	201	241	217	220	265	386
Brokerage and advisory fees	70	43	5	196	496	573	266	539	578
Other	452	449	476	277	233	76	729	682	552

	923	875	1,099	802	1,302	1,440	1,725	2,177	2,539

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
40 Valuation results on non-trading derivatives
Valuation results on non-trading derivatives:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Change in fair value of derivatives relating to:
- fair value hedges	(84)	(665)	(1,590)	(69)	191	(193)	(153)	(474)	(1,783)
- cash-flow hedges ineffective portion)	2	(2)		(9)	(8)	22	(7)	(10)	22
- hedges of net investment in foreign entities (ineffective portion)					1	(6)		1	(6)
- other non-trading derivatives	(1,315)	(893)	(3,737)	94	(3,722)	2,412	(1,221)	(4,615)	(1,325)

Net result on non-trading derivatives	(1,397)	(1,560)	(5,327)	16	(3,538)	2,235	(1,381)	(5,098)	(3,092)

Change in fair value of assets and liabilities (hedged items)	91	545	1,824	66	(226)	164	157	319	1,988
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	69	(557)	127	150	4	(432)	219	(553)	(305)

Net valuation results	(1,237)	(1,572)	(3,376)	232	(3,760)	1,967	(1,005)	(5,332)	(1,409)

In 2009, the Valuation results on non-trading derivatives was mainly a result of negative fair value changes on derivatives used to hedge direct and indirect equity exposures without applying hedge accounting. Indirect equity exposures related to certain guaranteed benefits in insurance liabilities in the US, Japan, and the Netherlands. In 2009 the fair value changes on these derivatives were negative, as stock market returns became positive. The fair value changes on the derivatives related to the indirect equity exposures were generally offset by an opposite amount in underwriting expenditure (reference is made to Note 43 ‘Underwriting expenditure’).
The Valuation results on assets and liabilities designated at fair value through profit and loss includes fair value changes on private equity funds and issued debt securities, designated at fair value through profit and loss. In 2009, the Valuation results on assets and liabilities designated at fair value through profit and loss were mainly a result of changes in fair value of financial liabilities, designated at fair value through profit and loss, due to market circumstances; it includes fair value changes on issued debt securities, designated at fair value through profit and loss, including fair value changes attributable to changes in own credit risk as disclosed in Note 20 ‘Financial liabilities at fair value through profit and loss’.
41 Net trading income

Net trading income:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Securities trading results	231	331	130	180	155	(239)	411	486	(109)
Foreign exchange transactions results	648	(158)	274	(604)	167	(90)	44	9	184
Derivatives trading results	174	815	(766)			79	174	815	(687)
Other	64	(185)	(43)	(66)		(94)	(2)	(185)	(137)

	1,117	803	(405)	(490)	322	(344)	627	1,125	(749)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The portion of trading gains and losses for the year ended December 31, 2010 relating to trading securities still held as at December 31, amounted to EUR 19 million (2009: EUR 105 million; 2008: EUR (246) million).
The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.
42 Other income
Other income:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Net operating lease income	213	175	195				213	175	195
Income from real estate development projects	36	59	124				36	59	124
Income post office		99	144					99	144
Other	98	123	28	288	235	153	386	358	181

	347	456	491	288	235	153	635	691	644

Net operating lease income comprises income of EUR 1,000 million (2009: EUR 967 million; 2008: EUR 961 million) and depreciation of EUR 787 million (2009: EUR 792 million; 2008: EUR 766 million).
43 Underwriting expenditures
Underwriting expenditure:

	2010	2009	2008
Gross underwriting expenditure:
- before effect of investment result for risk of policyholders	34,506	32,698	51,239
- effect of investment result risk of policyholders	10,492	17,742	(32,408)

	44,998	50,440	18,831
Investment result for risk of policyholders	(10,492)	(17,742)	32,408
Reinsurance recoveries	(1,741)	(1,714)	(1,754)

Underwriting expenditure	32,765	30,984	49,485

The investment income and valuation results regarding investment result for risk of policyholders of EUR 10,492 million (2009: EUR 17,742 million; 2008: EUR (32,408) million) have not been recognized in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but are recognized in Underwriting expenditure together with the equal amount of change in insurance provisions for risk of policyholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Underwriting expenditure by class:

	2010	2009	2008
Expenditure from life underwriting
Reinsurance and retrocession premiums	2,041	1,867	1,802
Gross benefits	25,687	24,044	27,159
Reinsurance recoveries	(1,732)	(1,708)	(1,662)
Change in life insurance provisions for risk of company	1,416	3,283	16,633
Costs of acquiring insurance business	2,775	350	1,877
Other underwriting expenditure	558	460	462
Profit sharing and rebates	538	438	358

	31,283	28,734	46,629

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	65	70	196
Gross claims	1,034	1,012	2,846
Reinsurance recoveries	(9)	(6)	(92)
Change in provision for unearned premiums	(26)	(2)	28
Change in claims provision	44	(23)	54
Costs of acquiring insurance business	281	290	742
Other underwriting expenditure	(2)	(4)	(22)

	1,387	1,337	3,752

Expenditure from investment contracts
Costs of acquiring investment contracts	5	3	9
Other changes in investment contract liabilities	90	910	(905)

	95	913	(896)

	32,765	30,984	49,485

Profit sharing and rebates:

	2010	2009	2008
Distributions on account of interest or underwriting results	9	91	198
Bonuses added to policies	328	289	131
Deferred profit sharing expense	201	58	29

	538	438	358

The total Cost of acquiring insurance business (life and non-life) and investment contracts amounted to EUR 3,061 million (2009: EUR 643 million; 2008: EUR 2,628 million). This includes amortization and unlocking of DAC of EUR 2,834 million (2009: EUR 458 million; 2008: EUR 2,026 million) and the net amount of commissions paid of EUR 1,789 million (2009: EUR 1,815 million; 2008: EUR 3,273 million) and commissions capitalized in DAC of EUR 1,562 million (2009: EUR 1,630 million; 2008: EUR 2,671 million).
The total amount of commission paid and payable with regard to the insurance operations amounted to EUR 2,514 million (2009: EUR 2,483 million; 2008: EUR 3,804 million). This includes the commissions recognized in Cost of acquiring insurance business of EUR 1,789 million (2009: EUR 1,815 million; 2008: EUR 3,273 million) referred to above and commissions recognized in Other underwriting expenditure of EUR 725 million (2009: EUR 668 million; 2008: EUR 531 million). Other underwriting expenditure also includes reinsurance commissions received of EUR 192 million (2009: EUR 255 million; 2008: EUR 306 million).
The Change in life insurance provisions for risk of company includes an amount related to variable annuity assumption changes in the United States and Japan of approximately EUR 356 million (2009: EUR 343 million). These assumptions were updated to reflect lower-than-expected surrenders on policies where the value of the benefit guarantees is significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
In 2008, the Change in life insurance provisions for risk of company includes an amount of EUR 136 million in relation to reserve strengthening for Insurance Asia/Pacific as described in further detail under Segment reporting. The 2010 and 2009 amounts are nil following the disposal of ING Life Taiwan.
Other underwriting expenditure from life underwriting in 2010 includes a EUR 975 million DAC write-off as explained in Note 51 ‘Operating segments’.
ING Group transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognized in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million is being amortized over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortized in 2010 was EUR 17 million (2009: EUR 13 million; 2008: EUR 12 million). The cumulative amortization as at December 31, 2010 was EUR 132 million (2009: EUR 107 million; 2008: EUR 96 million). On January 23, 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.
ING Group transferred its U.S. group reinsurance business to Reinsurance Group America Inc. in 2010 by means of a reinsurance agreement. The transaction resulted in EUR 70 million ceding commission which is required to be recorded as a deferred gain and amortized over the life of the underlying business, starting in 2010 and gradually decreasing in subsequent years as the business tails off. The amount amortized in 2010 was EUR 52 million. The cumulative amortization as at December 31, 2010 was EUR 52 million.
44 Intangible amortization and other impairments
Other income:

		Impairment losses		Reversals of impairments					Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Property and equipment	28	8	19	(5)	(12)		23	(4)	19
Property development	400	450	93		(7)	(31)	400	443	62
Goodwill	540		155				540		155
Software and other intangible assets	31	9	71				31	9	71

(Reversals of) other impairments	999	467	338	(5)	(19)	(31)	994	448	307
Amortization of other intangible assets							118	120	157

							1,112	568	464

In 2010, a goodwill impairment of EUR 540 million is recognized. Reference is made to Note 9 ‘Intangible assets’.
Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on investments are presented under Investment income. Reference is made to the ‘Risk management’ section for further information on impairments.
In 2010, impairments on Property development are recognized on a large number of Real Estate development projects in The Netherlands, Spain and the US. Although the expectation is that the Real Estate markets will not further deteriorate, the unfavorable economic circumstances in all regions resulted in lower expected sales prices.
In 2009, the impairments on Property development are recognized on a large number of Real Estate development projects in Europe, Australia and the US. Circumstances that have led to these impairments are unfavorable economic circumstances in all regions that have resulted into lower expected sales prices, changes in strategy of ING Real Estate Development whereby certain projects are not developed further and operational in efficiencies in a limited number of projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
45 Staff expenses
Staff expenses:

	Banking operations			Insurance operations					Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Salaries	3,836	3,555	3,816	1,665	1,521	2,069	5,501	5,076	5,885
Pension and other staff-related benefit costs	199	178	104	118	142	140	317	320	244
Social security costs	532	510	516	177	161	205	709	671	721
Share-based compensation arrangements	79	58	75	41	38	49	120	96	124
External employees	627	660	1,056	125	96	160	752	756	1,216
Education	61	57	105	13	8	11	74	65	116
Other staff costs	220	195	252	78	159	206	298	354	458

	5,554	5,213	5,924	2,217	2,125	2,840	7,771	7,338	8,764

Number of employees:

		Netherlands			International				Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Average number of employees at full time equivalent basis	27,750	27,912	29,626	78,389	82,368	95,659	106,139	110,280	125,285
Share-based compensation arrangements includes EUR 91 million (2009: EUR 65 million; 2008: EUR 98 million) relating to equity-settled share-based payment arrangements and EUR 29 million (2009: EUR 31 million; 2008: EUR 26 million) relating to cash-settled share-based payment arrangements.
Pension and other staff-related benefit costs:

	Pension benefits			Post-employment					Other		Total
				other than
				pensions
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Current service cost	298	320	356	5	(8)	(2)	(2)	(38)	5	301	274	359
Past service cost	(1)	20	77		(21)					(1)	(1)	77
Interest cost	795	778	787	8	10	11	5	9	4	808	797	802
Expected return on assets	(886)	(842)	(886)				1	1		(885)	(841)	(886)
Amortization of unrecognized past service cost				(5)	(1)	(1)				(5)	(1)	(1)
Amortization of unrecognized actuarial (gains)/losses	62	106	(23)	(9)	(5)		1	5		54	106	(23)
Effect of curtailment or settlement	(7)	(96)	(140)							(7)	(96)	(140)
Other		(14)	(18)				(15)	15	6	(15)	1	(12)

Defined benefit plans	261	272	153	(1)	(25)	8	(10)	(8)	15	250	239	176
Defined contribution plans										67	81	68

										317	320	244

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING Group holds its own shares in order to fulfill its obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (so-called delta hedge). As at December 31, 2010, 45,213,891 own shares (2009: 35,178,086; 2008: 32,367,870) were held in connection with the option plan compared to 124,836,694 options outstanding (2009: 122,334,486; 2008: 87,263,381). As a result the granted option rights were (delta) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behavior. The hedge used to be rebalanced regularly at predetermined points in time. In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the hedge portfolio will be used to fund the obligations arising from exercise and vesting. Once all shares in the hedge portfolio are used ING will fund these obligations by issuing new shares.
Exposure arising from the share plan is not hedged. The obligations with regard to these plans will in the future be funded either by cash, newly issued shares or remaining shares from the delta hedge portfolio at the discretion of the holder.
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
On April 6, 2010 ING Groep N.V. announced that it has bought 13,670,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which was used to hedge employee options and facilitate employee share programmes. The shares were bought in the open market between March 23, and April 6, 2010 at an average price of EUR 7.47 per share.
On June 2, 2010 ING Groep N.V. announced that it has bought 2,080,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which was used to hedge employee options and facilitate employee share programmes. The shares were bought in the open market on June 1 and 2, 2010 at an average price of EUR 6.33 per share.
On September 8, 2010 ING Groep N.V. announced that it has sold 3,590,000 (depositary receipts for) ordinary shares of its delta hedge portfolio, which was used to hedge employee options and facilitate employee share programmes. The shares were sold in the open market on September 7 and 8, 2010 at an average price of EUR 7.39 per share.
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
The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period of three years from the grant date, the entitlement becomes unconditional. In 2010, no shares (2009: nil; 2008: 211,049) have been granted to the members of the Executive Board of ING Group, Management Boards of ING Bank and ING Insurance and 26,369,146 shares (2009: 6,273,467; 2008: 3,380,706) have been granted to senior management and other employees remaining in the service of ING Group.
Every year, the ING Group Executive Board will decide whether the option and share schemes are to be continued and, if so, to what extent. In 2010 the Group Executive Board has decided not to continue the option scheme as from 2011. The existing option schemes up and until 2010 will be run off in the coming years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in option rights outstanding(1):

		Options outstanding		Weighted average exercise
			(in numbers)	price (in euros)
	2010	2009	2008	2010	2009	2008
Opening balance	122,334,486	87,263,381	76,888,553	17.00	25.93	26.66
Granted	19,434,097	14,803,109	14,905,232	7.35	3.93	21.85
Exercised	(1,070,630)	(22,757)	(1,225,856)	3.03	5.33	18.09
Forfeited	(3,666,001)	(5,974,275)	(3,304,548)	13.23	26.30	28.87
Rights issue		28,395,811
Expired	(12,195,258)	(2,130,783)		20.52	32.11

Closing balance	124,836,694	122,334,486	87,263,381	15.73	17.31	25.93

(1)	2008 reflects original numbers and amounts, not restated for the rights issue adjustment factor.
As per December 31, 2010 total options outstanding consists of 105,036,931 options (2009: 103,523,988; 2008: 73,826,891) relating to equity-settled share-based payment arrangements and 19,799,763 options (2009: 18,810,498; 2008: 13,436,490) relating to cash-settled share-based payment arrangements.
The weighted average share price at the date of exercise for options exercised during 2010 is EUR 7.46 (2009: EUR 8.57; 2008: 24.07).
Changes in option rights non-vested(1):

				Weighted average grant date
				fair value
	Options non-vested (in numbers)			(in euros)
	2010	2009	2008	2010	2009	2008
Opening balance	50,316,665	37,867,732	38,405,158	3.52	6.03	5.83
Granted	19,434,097	14,803,109	14,905,232	3.26	2.52	5.28
Vested	(15,415,108)	(11,100,675)	(13,173,224)	4.70	6.48	3.49
Forfeited	(2,739,076)	(2,931,533)	(2,269,434)	3.26	5.67	5.64
Rights issue		11,678,032

Closing balance	51,596,578	50,316,665	37,867,732	3.08	3.52	6.03

(1)	2008 reflects original numbers and amounts, not restated for the rights issue adjustment factor.
Summary of stock options outstanding and exercisable:
2010

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2010	life	price	31, 2010	life	price
0.00 — 5.00	16,367,971	7.71	2.88
5.00 — 10.00	25,482,740	7.45	7.88	6,379,628	2.18	9.66
10.00 — 15.00	9,585,723	2.61	14.37	9,353,997	2.48	14.37
15.00 — 20.00	31,328,453	5.21	17.35	15,434,684	3.54	17.88
20.00 — 25.00	22,663,374	3.58	23.60	22,663,374	3.58	23.60
25.00 — 30.00	19,408,433	3.58	25.77	19,408,433	3.58	25.77

	124,863,694			73,240,116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Summary of stock options outstanding and exercisable:
2009

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2009	life	price	31, 2009	life	price
0.00 — 5.00	18,394,697	3.57	2.88
5.00 — 10.00	7,257,362	8.76	9.17	6,826,298	3.18	9.20
10.00 — 15.00	11,132,430	3.51	14.20	10,802,627	3.35	14.20
15.00 — 20.00	35,095,363	6.19	17.29	17,396,930	4.50	17.77
20.00 — 25.00	28,576,153	4.02	23.38	15,861,602	1.73	22.38
25.00 — 30.00	21,878,481	4.50	25.82	21,130,364	4.40	25.83

	122,334,486			72,017,821

Summary of stock options outstanding and exercisable(1):
2008

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average	Weighted
	as at	remaining	average	as at	remaining	average
	December	contractual	exercise	December	contractual	exercise
Range of exercise price in euros	31, 2008	life	price	31, 2008	life	price
0.00 — 15.00	5,772,054	4.19	12.11	5,772,054	4.19	12.11
15.00 — 20.00	9,425,787	4.70	18.69	9,149,037	4.55	18.69
20.00 — 25.00	28,055,499	7.49	22.49	14,212,102	5.83	23.22
25.00 — 30.00	15,390,859	2.74	28.57	14,729,456	2.44	28.71
30.00 — 35.00	23,157,582	7.71	32.46	71,400	2.57	33.06
35.00 — 40.00	5,461,600	2.13	35.51	5,461,600	2.13	35.51

	87,263,381			49,395,649

(1)	2008 reflects original numbers and amounts, not restated for the rights issue adjustment factor.
The aggregate intrinsic value of options outstanding and exercisable as at December 31, 2010 was EUR 72 million and nil, respectively.
As at December 31, 2010 total unrecognized compensation costs related to stock options amounted to EUR 65 million (2009: EUR 62 million; 2008: EUR 94 million). These costs are expected to be recognized over a weighted average period of 1.9 years (2009: 1.6 years; 2008: 1.8 years). Cash received from stock option exercises for the year ended December 31, 2010 was EUR 3 million (2009: nil; 2008: EUR 22 million).
The fair value of options granted is recognized as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined by using a Monte Carlo simulation. This model takes the risk free interest rate into account (2.0% to 4.6%), as well as the expected life of the options granted (5 year to 9 years), the exercise price, the current share price (EUR 2.90 — EUR 26.05), the expected volatility of the certificates of ING Group shares (25% — 84%) and the expected dividends yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Changes in share awards(1):

	Share awards			Weighted average grant date
	(in numbers)			fair value (in euros)
	2010	2009	2008	2010	2009	2010
Opening balance	14,653,673	7,792,009	7,133,714	7.53	22.60	27.52
Granted	26,369,146	6,273,467	3,591,755	7.55	3.29	16.74
Performance effect	(1,507,307)	(1,085,987)	(451,070)	13.92	32.52	27.44
Vested	(2,961,355)	(1,228,764)	(1,945,092)	11.72	32.63	27.51
Forfeited	(1,514,051)	(498,553)	(537,298)	7.13	24.01	25.92
Rights issue		3,401,501

Closing balance	35,040,106	14,653,673	7,792,009	7.25	7.53	22.60

(1)	2008 reflects original numbers and amounts, not restated for the rights issue adjustment factor.
As per December 31, 2010 the share awards consists of 28,592,210 share awards (2009: 10,810,687) relating to equity-settled share-based payment arrangements and 6,447,896 share awards (2009: 3,842,986) relating to cash-settled share-based payment arrangements.
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
As at December 31, 2010 total unrecognized compensation costs related to share awards amounted to EUR 158 million (2009: EUR 41 million; 2008: EUR 56 million). These costs are expected to be recognized over a weighted average period of 2.1 years (2009: 1.8 years; 2008: 1.8 years).
46 Other interest expenses
Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.
Other interest expenses include nil and nil dividends paid on preference shares and trust preferred securities (2009: nil and EUR 86 million; 2008: EUR 1 million and EUR 94 million).
Total interest income and total interest expense for items not valued at fair value through profit and loss for 2010 were EUR 41,217 million (2009: EUR 41,856 million; 2008: EUR 52,505 million) and EUR 19,206 million (2009: EUR 22,253 million; 2008: EUR 33,507 million) respectively. Net interest income of EUR 19,815 million is presented in the following lines in the profit and loss account.
Total net interest income:

	2010	2009	2010
Interest result bank35)	13,323	12,375	11,042
Investment income — insurance37)	7,284	6,786	8,080
Interest expense	(792)	(716)	(978)

	19,815	18,445	18,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
47 Other operating expenses
Other operating expenses:

	Banking operations			Insurance operations			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Depreciation of property and equipment	382	365	353	78	84	95	460	449	448
Amortization of software	312	282	103	46	60	70	358	342	173
Computer costs	693	637	733	278	270	297	971	907	1,030
Office expenses	659	679	687	341	476	599	1,000	1,155	1,286
Travel and accommodation expenses	102	99	163	67	66	101	169	165	264
Advertising and public relations	591	539	833	108	90	204	699	629	1,037
External advisory fees	364	401	459	351	289	373	715	690	832
Postal charges	87	111	130				87	111	130
Addition/(releases) of provision for reorganizations and relocations	109	339	136	99	258	8	208	597	144
Other	796	1,003	627	756	663	836	1,552	1,666	1,463

	4,095	4,455	4,224	2,124	2,256	2,583	6,219	6,711	6,807

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 200 million (2009: EUR 169 million; 2008: EUR 172 million) in which ING Group is the lessee. In 2009 Other operating expenses also includes the expenses related to the industry-wide deposit guarantee scheme in the Netherlands due to the bankruptcy of DSB Bank and premiums for deposit guarantee schemes in other countries.
For Addition/(releases) of provision for reorganizations and relocations reference is made to the disclosure on the reorganization provision in Note 21 ‘Other liabilities’.
No individual operating lease has terms and conditions that materially affect the amount, timing and certainty of the consolidated cash flows of the Group.
The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.
Fees of Group’s auditors:

	2010	2009	2010
Audit fees	36	35	46
Audit related fees	9	6	3
Tax fees	2	2	3
All other fees	1	2	7

Total	48	45	59

Fees as disclosed above relate to the network of the Group’s auditors.
48 Taxation
Profit and loss account
Taxation by type:

	Netherlands			International			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Current tax	168	159	(297)	842	598	830	1,010	757	533
Deferred tax	(104)	(1,219)	(1,142)	94	(178)	(1,058)	(10)	(1,397)	(2,200)

	64	(1,060)	(1,439)	936	420	(228)	1,000	(640)	(1,667)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate:

	2010	2009	2008
Result before tax	3,882	(2,181)	(5,196)
Weighted average statutory tax rate	25.0%	33.1%	32.5%

Weighted average statutory tax amount	972	(722)	(1,688)

Associates exemption	(447)	(135)	69
Other income not subject to tax	(125)	(227)	(210)
Expenses not deductible for tax purposes	102	47	106
Impact on deferred tax from change in tax rates	8		(25)
Deferred tax benefit from previously unrecognized amounts		(32)
Write down/reversal of deferred tax assets	544	546	360
Adjustment to prior periods	(54)	(117)	(279)

Effective tax amount	1,000	(640)	(1,667)

Effective tax rate	25.8%	29.3%	32.1%
The weighted average statutory tax rate decreased significantly in 2010 compared to 2009. The weighted average statutory tax rate decreased significantly in 2010 compared to 2009. This is caused by the fact that in 2010 profits were realized in a significant part of the tax jurisdictions that incurred losses in 2009.
The weighted average statutory tax rate decreased in 2009 compared to 2008 mainly caused by the fact that a smaller part of the losses was incurred in high tax jurisdictions than in 2008.
The effective tax rate in 2010 equals almost the weighted average statutory tax. This is caused by an off-setting effect of the write-down of deferred tax assets (mainly in the United States) against the tax exempt income from associates.
The effective tax rate in 2009 was lower than the weighted average statutory tax rate, resulting in a lower tax benefit for the pre-tax loss. This is caused by the fact that a write-down of the carrying value of deferred tax assets and non-deductible expenses exceeded tax exempt income and releases from tax provisions.
The effective tax rate in 2008 was slightly lower than the weighted average statutory tax. Main reasons for this are tax exempt income and releases of tax provisions, partly offset by non deductible expenses and a reduction of the deferred tax assets.
Adjustment to prior periods in 2010 relates mainly to a tax settlement.
Comprehensive income
Income tax related to components of other comprehensive income:

	2010	2009	2008
Unrealized revaluations	(1,216)	(4,712)	6,647
Realized gains/losses transferred to profit and loss (reclassifications from equity to profit and loss)	8	(494)	(1,423)
Changes in cash flow hedge reserve	(194)	203	(137)
Transfer to insurance liabilities/DAC	719	1,017	(1,129)
Exchange rate differences	8	13	(2)

Total income tax related to components of other comprehensive income	(675)	(3,973)	3,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
49 Earnings per ordinary share
Earnings per ordinary share:

				Weighted average
				number of ordinary shares
				outstanding during the
	Amount			period			Per ordinary share
	(in millions of euros)			(in millions)			(in euros)
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Net result	2,777	(1,423)	(3,492)	3,781.5	2,102.9	2,042.7
Attribution to non-voting equity securities(1)	(425)	(605)
Impact of rights issue(2)					583.1	617.5

Basic earnings	2,352	(2,028)	(3,492)	3,781.5	2,686.0	2,660.2	0.62	(0.76)	(1.31)
Effect of dilutive securities:
Stock option and share plans				6.6	5.7	1.0

				6.6	5.7	1.0

Diluted earnings	2,352	(2,028)	(3,492)	3,788.1	2,691.7	2,661.2	0.62	(0.75)	(1.31)

(1)	As a net profit is reported in 2010 an attribution to non-voting equity securities is included. This attribution represents the amount that would be payable to the holders of the non-voting equity securities if and when the entire net profit of 2010 would be distributed as dividend. This amount is only included for the purpose of determining earnings per share under IFRS-IASB and does not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities. The 2009 amount of EUR 605 million includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities. The 2008 coupon of EUR 425 million paid on the non-voting securities did not impact basic earnings.

(2)	The rights issue, which was finalized on December 15, 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS-IASB. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor of approximately 1.3 that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares. The effect of dilutive securities is adjusted as well.
Diluted earnings per share data are calculated as if the stock options and warrants outstanding at year-end had been exercised at the beginning of the period. It is also assumed that ING Group uses the cash received from exercised stock options and warrants or non-voting equity securities converted to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from exercising stock options and share plans or converting non-voting equity securities is added to the average number of shares used for the calculation of diluted earnings per share. The potential conversion of the non-voting equity securities has an anti-dilutive effect on the earnings per share calculation in 2010, 2009 and 2008 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account when determining the weighted average number of shares for the calculation of diluted earnings per share for these years.
50 Dividend per ordinary share
Dividend per ordinary share:

	2010(1)	2009	2008
Per ordinary share (in euros)	0.00	0.00	0.74
Total amount of dividend declared (in millions of euros)		0	1,500

(1)	The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, not to pay a cash dividend for the year 2010.
In 2009 a coupon to the Dutch State of EUR 259 million was paid as part of the repayment of EUR 5 billion non-voting equity securities.
In 2008 coupon was payable to the Dutch State per non-voting equity security of EUR 0.425, provided that ING Group’s capital adequacy position was and remained satisfactory both before and after payment in the opinion of the Dutch central bank. The full amount of EUR 425 million was recognized as a liability as at December 31, 2008. The amount was paid on May 12, 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
51 Operating segments
ING Group’s operating segments relate to the internal segmentation by business lines. During 2010 the internal management reporting structure was changed in order to improve transparency. The operating segments have changed accordingly. As at December 31, 2010, ING Group identifies the following operating segments:
Operating segments of ING Group:

Banking	Insurance
Retail Netherlands	Insurance Benelux
Retail Belgium	Insurance Central & Rest of Europe (CRE)
ING Direct	Insurance United States (US)*
Retail Central Europe (CE)	Insurance US Closed Block VA
Retail Asia	Insurance Latin America
Commercial Banking (excluding Real Estate)	Insurance Asia/Pacific
ING Real Estate	ING Investment Management (IM)
Corporate Line Banking	Corporate Line Insurance

*	Excluding US Closed Block VA.
In 2009 ING Group identified the following operating segments: Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific.
All information by segment for 2010 and comparative years presented below reflect the operating segments as at December 31, 2010.
ING Group has adopted IFRS 8 ‘Operating Segments’, including the amendment following the issue of ‘Improvements to IFRSs’ in 2009, with effect from January 1, 2009.
The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board Banking and the Management Board Insurance.
The accounting policies of the operating segments are the same as those described under Accounting policies for the consolidated annual accounts. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment.
ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. The information presented in this note is in line with the information presented to the Executive and Management Board. Underlying result is defined as result under IFRS excluding the impact of divestments and special items.
As of 2010:
•	Capital gains on public equity securities (net of impairments) are reported in the relevant business line. Until 2009 capital gains on public equity securities in Insurance were reported in the Corporate Line Insurance, whereas a notional return was allocated to the Insurance business lines.

•	An at arm’s length fee is charged by ING IM to the relevant business line. Until 2009 a cost-based fee was charged.

•	The Corporate Line Insurance includes reinsurance by ING Re of ING Life Japan guaranteed benefits associated with single-premium variable annuity (SPVA) contracts, along with the corresponding SPVA hedging results. Until 2009 these were reported under Insurance Asia/Pacific.
The comparative figures were adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The following table specifies the main sources of income of each of the segments:
Specification of the main sources of income of each of the segments:

Segment	Main source of income

Retail Netherlands	Income from retail and private banking activities. The main products offered are current and savings accounts, mortgages and other consumer lending in the Netherlands.

Retail Belgium	Income from retail and private banking activities in Belgium. The main products offered are similar to those in the Netherlands.

Retail CE	Income from retail and private banking activities in Central Europe. The main products offered are similar to those in the Netherlands.

Retail Asia	Income from retail banking activities in Asia. The main products offered are similar to those in the Netherlands.

ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.

Commercial Banking (excluding Real Estate)	Income from wholesale banking activities. A full range of products is offered from cash management to corporate finance.

ING Real Estate	Income from real estate activities.

Insurance Benelux	Income from life insurance, non-life insurance and retirement services in the Benelux.

Insurance CRE	Income from life insurance, non-life insurance and retirement services in Central and Rest of Europe.

Insurance US*	Income from life insurance and retirement services in the US.

Insurance US closed Block VA	Consists of ING’s Closed Block Variable Annuity business in the US, which has been closed to new business since early 2010 and which is now being managed in run-off.

Insurance Latin America	Income from life insurance and retirement services in Latin America.

Insurance Asia/Pacific	Income from life insurance and retirement services in Asia/Pacific.

ING IM	Income from investment management activities.

Corporate Line Banking	Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Corporate Line Insurance	The Corporate Line Insurance includes items related to capital management, run-off portfolios and ING Re.

*	Excluding US Closed Block VA.
This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Operating segments Banking:

	Retail					Com-	ING	Corpo-	Total
	Nether-	Retail	ING	Retail	Retail	mercial	Real	rate line	Banking	Elimina-	Total
2010	lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	seg-ments	tions	Banking
Underlying income:
- Net interest result	3,795	1,603	3,774	670	169	3,153	439	(153)	13,450		13,450
- Commission income	507	347	151	278	55	937	367	(13)	2,629		2,629
- Total investment and other income	31	104	(144)	29	62	263	56	222	623		623

Total underlying income	4,333	2,054	3,781	977	286	4,353	862	56	16,702		16,702

Underlying expenditure:
- Operating expenses	2,337	1,349	1,857	760	180	2,172	437	100	9,192		9,192
- Additions to loan loss provision	561	160	446	61	26	395	102		1,751		1,751
- Other impairments*	39		29	1		3	386	35	493		493

Total underlying expenses	2,937	1,509	2,332	822	206	2,570	925	135	11,436		11,436

Underlying result before taxation	1,396	545	1,449	155	80	1,783	(63)	(79)	5,266		5,266
Taxation	367	91	463	31	15	345	47	(44)	1,315		1,315
Minority interests		(6)	1	20	22	28	7		72		72

Underlying net result	1,029	460	985	104	43	1,410	(117)	(35)	3,879		3,879

*	Analyzed as part of operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Operating segments Insurance:

				Insu-					Total
				rance		Insu-		Corpora	Insu-
	Insu-	Insu-	Insu-	US	Insurance	rance		te Line	rance		Total
	rance	rance	rance	Closed	Latin	Asia/		Insu-	seg-	Elimi-	Insuran
2010	Benelux	CRE	US*	Block VA	America	Pacific	ING IM	rance	ments	nations	ce
Underlying income:
- Gross premium income	7,177	2,115	11,285	676	161	6,506		27	27,947		27,947
- Commission income	46	147	263	181	398	12	887	3	1,937		1,937
- Total investment and other income	2,951	348	3,017	(607)	317	911	25	1,200	8,162	(580)	7,582

Total underlying income	10,174	2,610	14,565	250	876	7,429	912	1,230	38,046	(580)	37,466

Underlying expenditure:
- Underwriting expenditure	8,305	2,082	13,074	1,950	245	6,369	3	737	32,765		32,765
- Operating expenses	942	271	1,107	90	222	541	731	118	4,022		4,022
- Other interest expenses	152		76	3	67	3	5	1,402	1,708	(580)	1,128
- Other impairments		4						66	70		70

Total underlying expenses	9,399	2,357	14,257	2,043	534	6,913	739	2,323	38,565	(580)	37,985

Underlying result before taxation	775	253	308	(1,793)	342	516	173	(1,093)	(519)		(519)
Taxation	130	63	(155)	(185)	54	135	62	(219)	(115)		(115)
Minority interests	15	10			7	1	1	(9)	25		25

Underlying net result	630	180	463	(1,608)	281	380	110	(865)	(429)		(429)

*	Excluding US Closed Block VA.
As of the fourth quarter of 2010, the Legacy Variable Annuity business in the US is reported and analyzed separately from the other US business in the internal management reporting. Therefore as of October 1, 2010 ING reports the Insurance US Legacy VA business as a separate business line to improve transparency and ongoing business. This segment is reported separately for the entire year 2010 and comparative years 2009 and 2008. ING Group’s accounting policy for reserve adequacy as set out in the Accounting policies for the consolidated annual accounts of ING Group requires each segment to be adequate at the 50% confidence level. The separation of the Legacy VA business into a separate segment triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new Insurance US Closed Block VA business line to the 50% level. This charge is reflected as a DAC write (down of EUR 975 million before tax).
While the reserves for the segment Insurance US Closed Block VA are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. In line with Group Policy, Insurance US Closed Block VA is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Operating segments total:

	Total	Total	Total	Elimina-
2010	Banking	Insurance	segments	tions	Total
Underlying income
- Gross premium income		27,947	27,947		27,947
- Net interest result — banking operations	13,450		13,450	(93)	13,357
- Commission income	2,629	1,937	4,566		4,566
- Total investment and other income	623	7,582	8,205	(243)	7,962

Total underlying income	16,702	37,466	54,168	(336)	53,832

Underlying expenditure
- Underwriting expenditure		32,765	32,765		32,765
- Operating expenses	9,192	4,022	13,214		13,214
- Other interest expenses		1,128	1,128	(336)	792
- Additions to loan loss provision	1,751		1,751		1,751
- Other impairments	493	70	563		563

Total underlying expenses	11,436	37,985	49,421	(336)	49,085

Underlying result before taxation	5,266	(519)	4,747		4,747
Taxation	1,315	(115)	1,200		1,200
Minority interests	72	25	97		97

Underlying net result	3,879	(429)	3,450		3,450

Reconciliation between IFRS-IASB and Underlying income, expenses and net result:

2010	Income	Expenses	Net result
Underlying	53,832	49,085	3,450

Divestments	459	41	394
Special items	1	1,284	(1,067)

IFRS-IASB	54,292	50,410	2,777

Divestments in 2010 mainly relate to the sale of the three U.S. independent retail broker-dealer units, the sale of the Private Banking businesses in Asia and Switzerland and to the sale of ING’s 50% stake in Summit Industrial Fund LP.
Special items in 2010 includes mainly restructuring expenses for the combining of the Dutch retail activities, the Belgium retail transformation program, the cost related to the separation of Banking and Insurance and the expenses related to the goodwill impairment in the United States of EUR 513 million (after tax) in 2010. Reference is made to Note 9 ‘Intangible assets’.
Impairments and reversals of impairments on investments per operating segment:

		Reversal of
2010	Impairments	impairments
ING Direct	107
Commercial Banking (excluding Real Estate)	70
Insurance Benelux	53
Insurance CRE	18
Insurance US*	553
Insurance Asia/Pacific	8	(2)
ING IM		(8)
Corporate Line Banking	1

	810	(10)

*	Excluding US Closed Block VA
The impairments on investments are presented within Investment income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Operating segments Banking:

									Total
	Retail					Com-		Corpo-	Banking
	Nether-	Retail	ING	Retail	Retail	mercial	ING Real	rate line	seg-	Elimi-	Total
2009	lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	ments	nations	Banking
Underlying income:
- Net interest result	3,279	1,614	3,136	675	110	3,420	429	(156)	12,507		12,507
- Commission income	535	342	167	261	43	834	362	(6)	2,538		2,538
- Total investment and other income	68	106	(1,541)	(75)	43	47	(651)	(215)	(2,218)		(2,218)

Total underlying income	3,882	2,062	1,762	861	196	4,301	140	(377)	12,827		12,827

Underlying expenditure:
- Operating expenses	2,472	1,291	1,652	660	132	1,878	433	250	8,768		8,768
- Additions to loan loss provision	529	200	765	116	39	971	239		2,859		2,859
- Other impairments*	(2)	(7)	12			1	456	35	495		495

Total underlying expenses	2,999	1,484	2,429	776	171	2,850	1,128	285	12,122		12,122

Underlying result before taxation	883	578	(667)	85	25	1,451	(988)	(662)	705		705
Taxation	233	79	(253)	29	5	211	(193)	(183)	(72)		(72)
Minority interests		2	1	5	10	29	25		72		72

Underlying net result	650	497	(415)	51	10	1,211	(820)	(479)	705		705

*	Analyzed as part of operating expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Operating segments Insurance:

				Insu-				Corpo-	Total
				rance	Insu-	Insu-		rate	Insu-
	Insu-	Insu-	Insu-	US	rance	rance		Line	rance		Total
	rance	rance	rance	Closed	Latin	Asia/		Insu-	seg-	Elimi-	Insur-
2009	Benelux	CRE	US*	Block VA	America	Pacific	ING IM	rance	ments	nations	ance
Underlying income:
- Gross premium income	7,721	2,016	11,430	2,382	161	6,422		38	30,170		30,170
- Commission income	70	158	269	132	350	22	762	(16)	1,747		1,747
- Total investment and other income	2,045	354	2,615	(1,809)	300	701	(25)	179	4,360	(1,158)	3,202

Total underlying income	9,836	2,528	14,314	705	811	7,145	737	201	36,277	(1,158)	35,119

Underlying expenditure:
- Underwriting expenditure	8,222	1,930	12,879	1,216	261	6,235	3	(320)	30,426		30,426
- Operating expenses	1,029	271	966	138	175	516	556	124	3,775		3,775
- Other interest expenses	295	37	113	5	102	10	9	1,637	2,208	(1,158)	1,050
- Other impairments						1		69	70		70

Total underlying expenses	9,546	2,238	13,958	1,359	538	6,762	568	1,510	36,479	(1,158)	35,321

Underlying result before taxation	290	290	356	(654)	273	383	169	(1,309)	(202)		(202)
Taxation	58	56	138	(79)	53	112	59	(402)	(5)		5
Minority interests	15	12			6	1	1	(12)	23		23

Underlying net result	217	222	218	(575)	214	270	109	(895)	(220)		(220)

*	Excluding US Closed Block VA

Operating segments total:	Total	Total	Total	Elimina-
2009	Banking	Insurance	segments	tions	Total
Underlying income:
- Gross premium income		30,170	30,170		30,170
- Net interest result — banking operations	12,507		12,507	(165)	12,342
- Commission income	2,538	1,747	4,285		4,285
- Total investment and other income	(2,218)	3,202	984	(171)	813

Total underlying income	12,827	35,119	47,946	(336)	47,610

Underlying expenditure:
- Underwriting expenditure		30,426	30,426		30,426
- Operating expenses	8,768	3,775	12,543		12,543
- Other interest expenses		1,050	1,050	(336)	714
- Additions to loan loss provision	2,859		2,859		2,859
- Other impairments	495	70	565		565

Total underlying expenses	12,122	35,321	47,443	(336)	47,107

Underlying result before taxation	705	(202)	503		503
Taxation	(72)	(5)	(77)		(77)
Minority interests	72	23	95		95

Underlying net result	705	(220)	485		485

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Reconciliation between IFRS-IASB and Underlying income, expenses and net result:

2009	Income	Expenses	Net result
Underlying	47,610	47,107	485

Divestments	766	1,130	(150)
Special items	(1,267)	1,053	(1,759)

IFRS-IASB	47,109	49,290	(1,424)

Divestments in 2009 mainly include the net impact of the sale of ING’s 70% stake in ING Canada, the Nationale Nederlanden Industry Pension fund portfolio, the Annuity and Mortgage businesses in Chile, three US independent retail broker-dealer units (three quarters of ING Advisors Network) and ING Australia Pty Limited. Divestments in 2009 also relates to the operational result from the in 2010 divested units Private Banking business Asia and Switzerland and Summit.
Special items in 2009 reflects mainly the net impact of transaction result on the Illiquid Asset Back-up Facility, including the additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission of EUR 1.3 billion (EUR 930 million after tax), and restructuring costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Impairments and reversals of impairments on investments per operating segment:

		Reversal of
2009	Impairments	impairments
ING Direct	1,394
Commercial Banking (excluding Real Estate)	129
Insurance Benelux	360
Insurance CRE	36
Insurance US*	527
Insurance Asia/Pacific	15	(2)
ING IM	3
Corporate Line Banking	17
Corporate Line Insurance	6

	2,487	(2)

*	Excluding US Closed Block VA
The impairments on investments are presented within Investment income.
Operating segments Banking:

									Total
	Retail					Com-		Corpo-	Banking
	Nether-	Retail	ING	Retail	Retail	mercial	ING Real	rate line	seg-	Elimi-	Total
2008	lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	ments	nations	Banking
Underlying income:
- Net interest result	3,564	1,262	2,517	589	90	3,008	260	(228)	11,062		11,062
- Commission income	633	404	150	279	43	742	428	(4)	2,675		2,675
- Total investment and other income	139	54	(1,790)	2	62	(3,800)	(60)	(422)	(5,815)		(5,815)

Total underlying income	4,336	1,720	877	870	195	(50)	628	(654)	7,922		7,922

Underlying expenditure:
- Operating expenses	2,830	1,382	1,705	796	144	2,230	558	41	9,686		9,686
- Additions to loan loss provision	251	26	283	65	13	516	81		1,235		1,235
- Other impairments*	(3)	6	14			3	65	32	117		117

Total underlying expenses	3,078	1,414	2,002	861	157	2,749	704	73	11,038		11,038

Underlying result before taxation	1,258	306	(1,125)	9	38	(2,799)	(76)	(727)	(3,116)		(3,116)
Taxation	264	64	(394)	2	2	(741)	(16)	(358)	(1,177)		(1,177)
Minority interests			2	21	15	15	(5)		48		48

Underlying net result	994	242	(733)	(14)	21	(2,073)	(55)	(369)	(1,987)		(1,987)

*	Analyzed as part of operating expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Operating segments Insurance:

				Insu-					Total
				rance	Insu-	Insu-		Corpora	Insu-
	Insu-	Insu-	Insu-	US	rance	rance		te Line	rance		Total
	rance	rance	rance	Closed	Latin	Asia/		Insu-	seg-	Elimi-	Insuran
2008	Benelux	CRE	US*	Block	America	Pacific	ING IM	rance	ments	nations	ce
Underlying income:
- Gross premium income	7,707	2,467	11,660	7,076	199	8,591		44	37,744		37,744
- Commission income	89	168	197	140	358	21	850	(23)	1,800		1,800
- Total investment and other income	3,161	307	1,798	755	200	364	(6)	2,967	9,546	(1,252)	8,294

Total underlying income	10,957	2,942	13,655	7,971	757	8,976	844	2,988	49,090	(1,252)	47,838

Underlying expenditure:
- Underwriting expenditure	9,141	2,400	13,357	8,318	376	8,314	4	1,716	43,626		43,626
- Operating expenses	1,255	332	967	184	211	602	633	34	4,218		4,218
- Other interest expenses	469	23	201	(1)	18	62	26	1,723	2,521	(1,252)	1,269
- Other impairments			(2)				2	81	81		81

Total underlying expenses	10,865	2,755	14,523	8,501	605	8,978	665	3,554	50,446	(1,252)	49,194

Underlying result before taxation	92	187	(868)	(530)	152	(2)	179	(566)	(1,356)		(1,356)
Taxation	79	46	(81)	(204)	3	6	49	(259)	(361)		(361)
Minority interests	(18)	12			5	14	1	(7)	7		7

Underlying net result	31	129	(787)	(326)	144	(22)	129	(300)	(1,002)		(1,002)

*	Excluding US Closed Block VA
Operating segments total:

	Total	Total	Total	Elimina-
2008	Banking	Insurance	segments	tions	Total
Underlying income:
- Gross premium income		37,744	37,744		37,744
- Net interest result — banking operations	11,062		11,062	90	11,152
- Commission income	2,675	1,800	4,475		4,475
- Total investment and other income	(5,815)	8,294	2,479	(382)	2,097

Total underlying income	7,922	47,838	55,760	(292)	55,468

Underlying expenditure:
- Underwriting expenditure		43,626	43,626		43,626
- Operating expenses	9,686	4,218	13,904		13,904
- Other interest expenses		1,269	1,269	(292)	977
- Additions to loan loss provision	1,235		1,235		1,235
- Other impairments	117	81	198		198

Total underlying expenses	11,038	49,194	60,232	(292)	59,940

Underlying result before taxation	(3,116)	(1,356)	(4,472)		(4,472)
Taxation	(1,177)	(361)	(1,538)		(1,538)
Minority interests	48	7	55		55

Underlying net result	(1,987)	(1,002)	(2,989)		(2,989)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Reconciliation between IFRS-IASB and Underlying income, expenses and net result:

2008	Income	Expenses	Net result
Underlying	55,468	59,940	(2,989)

Divestments	7,114	7,444	(176)
Special items		394	(327)

IFRS-IASB	62,582	67,778	(3,492)

Divestments in 2008 mainly relate to the sale of Chile Health business (ING Salud), part of the Mexican business (ING Seguros SA) and the Taiwanese life insurance business (ING Life Taiwan). Divestments in 2008 also relates to the operational result from the in 2010 divested units Private Banking business Asia and Switzerland and Summit.
Special items in 2008 relate to the nationalization of the annuity business in Argentina, the combining of ING Bank and Postbank and the unwinding of Postkantoren.
Impairments and reversals of impairments on investments per operating segment:

2008	Impairments
Retail Belgium	4
ING Direct	1,891
Commercial Banking (excluding Real Estate)	267
Insurance Benelux	898
Insurance CRE	31
Insurance US*	966
Insurance Asia/Pacific	432
ING IM	17
Corporate Line Banking	296
Corporate Line Insurance	18

4,820

*	Excluding US Closed Block VA
The impairments on investments are presented within Investment income.
Interest income (external) and interest expenses (external) breakdown by operating segments Banking:

	Retail					Com-	ING	Corpo-
	Nether-	Retail	ING	Retail	Retail	mercial	Real	rate line	Total
2010	lands	Belgium	Direct	CE	Asia	Banking	Estate	banking	banking
Interest income	7,916	3,093	10,059	1,544	452	43,121	1,145	2,357	69,687
Interest expense	1,524	1,015	6,310	817	261	42,509	263	3,572	56,271

	6,392	2,078	3,749	727	191	612	882	(1,215)	13,416

Interest income (external) and interest expenses (external) breakdown by operating segments Insurance:

				Insur-
				ance US	Insu-	Insu-		Corpo-
	Insu-	Insu-	Insu-	Closed	rance	rance		rate line	Total
	rance	rance	rance	Block	Latin	Asia/		Insu-	Insu-
2010	Benelux	CRE	US*	VA	America	Pacific	ING IM	rance	rance
Interest income	2,138	359	3,422	28	160	808	12	357	7,284
Interest expense	26	(2)	55	5	68	3	4	633	792

	2,112	361	3,367	23	92	805	8	(276)	6,492

*	Excluding US Closed Block VA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Total interest income (external) and interest expenses (external):

	Total	Total
2010	Banking	Insurance	Eliminations	Total
Interest income	69,687	7,284		76,971
Interest expense	56,271	792	93	57,156

	13,416	6,492	(93)	19,815

Interest income (external) and interest expenses (external) breakdown by operating segments Banking:

	Retail					Com-	ING	Corpo-
	Nether-	Retail	ING	Retail	Retail	mercial	Real	rate line	Total
2009	lands	Belgium	Direct	CE	Asia	Banking	Estate	banking	banking
Interest income	8,039	3,020	10,532	1,603	399	54,143	1,259	2,151	81,146
Interest expense	2,200	1,541	7,451	950	246	52,531	178	3,510	68,607

	5,839	1,479	3,081	653	153	1,612	1,081	(1,359)	12,539

Interest income (external) and interest expenses (external) breakdown by operating segments Insurance:

				Insur-
				ance US	Insu-	Insu-		Corpo-
	Insu-	Insu-	Insu-	Closed	rance	rance		rate line	Total
	rance	rance	rance	Block	Latin	Asia/		Insu-	Insu-
2009	Benelux	CRE	US*	VA	America	Pacific	ING IM	rance	rance
Interest income	2,073	368	3,326	2	250	655	5	105	6,784
Interest expense	43	(3)	206	5	68	5	7	385	716

	2,030	371	3,120	(3)	182	650	(2)	(280)	6,068

*	Excluding US Closed Block VA
Total interest income (external) and interest expenses (external):

	Total	Total
2009	Banking	Insurance	Eliminations	Total
Interest income	81,146	6,784		87,930
Interest expense	68,607	716	165	69,488

	12,539	6,068	(165)	18,442

Interest income (external) and interest expenses (external) breakdown by operating segments Banking:

	Retail					Com-	ING	Corpo-
	Nether-	Retail	ING	Retail	Retail	mercial	Real	rate line	Total
2008	lands	Belgium	Direct	CE	Asia	Banking	Estate	banking	banking
Interest income	8,405	4,260	13,292	1,915	469	66,406	2,134	1,320	98,201
Interest expense	2,942	3,393	10,501	1,512	332	65,095	374	2,970	87,119

	5,463	867	2,791	403	137	1,311	1,760	(1,650)	11,082

Interest income (external) and interest expenses (external) breakdown by operating segments Insurance:

				Insu-
				rance
				US	Insu-	Insu-		Corpo-
	Insu-	Insu-	Insu-	Closed	rance	rance		rate line	Total
	rance	rance	rance	Block	Latin	Asia/		Insu-	Insu-
2008	Benelux	CRE	US*	VA	America	Pacific	ING IM	rance	rance
Interest income	2,358	376	2,980	759	573	910	4	121	8,081
Interest expense	72	3	260	(1)	70	3	17	554	978

	2,286	373	2,720	760	503	907	(13)	(433)	7,103

*	Excluding US Closed Block VA
Total interest income (external) and interest expenses (external):

	Total	Total
2008	Banking	Insurance	Eliminations	Total
Interest income	98,201	8,081		106,282
Interest expense	87,119	978	40	88,137

	11,082	7,103	(40)	18,145

IFRS-IASB balance sheets by segment are not reported internally to, and not managed by, the chief operating decision maker. IFRS-IASB balance sheet information is prepared, and disclosed below, for

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
the Banking operations as a whole and for the Insurance operations as a whole and by segment.
Total assets and Total liabilities by segment:

		2010		2009		2008
	Total	Total	Total	Total	Total	Total
	assets	liabilities	assets	liabilities	assets	liabilities
Insurance Benelux	92,614	83,472	85,131	78,413	83,527	77,033
Insurance CRE	12,671	11,288	12,212	10,789	11,553	10,328
Insurance US*	114,870	102,780	101,322	97,213	105,315	102,768
Insurance US Closed Block VA	42,582	39,708	39,827	36,532	33,871	30,901
Insurance Latin America	4,056	2,239	3,504	2,043	5,139	4,339
Insurance Asia/Pacific	57,029	52,332	44,267	41,381	64,461	59,963
ING IM	2,054	1,189	926	434	1,724	1,160
Corporate Line Insurance	47,356	24,294	37,946	20,383	45,133	31,918

Total Insurance segments	373,232	317,302	325,135	287,188	350,723	318,410
Eliminations Insurance segments	(47,374)	(12,511)	(34,840)	(12,835)	(38,633)	(18,721)

Total Insurance operations	325,858	304,791	290,295	274,353	312,090	299,689

Total Banking operations	951,657	907,659	897,683	860,547	1,047,374	1,021,032
Eliminations	(34,671)	(13,705)	(28,006)	(11,964)	(30,816)	(18,747)

Total ING Group	1,242,844	1,198,745	1,159,972	1,122,936	1,328,648	1,301,974

*	Excluding US Closed Block VA
Further balance sheet related information for the banking operations is provided by segment in the section ‘Risk Management’.
52 Information on geographical areas
ING Group’s business lines operate in seven main geographical areas: the Netherlands, Belgium, Rest of Europe, North America, Latin America, Asia and Australia. The Netherlands is ING Group’s country of domicile. Geographical distribution of income is based on the origin of revenue. A geographical area is a distinguishable component of the Group engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated.
Geographical areas:

	Nether-		Rest of	North	Latin		Austra-		Elimi-
2010	lands	Belgium	Europe	America	America	Asia	Lia	Other	nations	Total
Total income	16,583	4,352	7,854	17,472	1,143	9,706	428		(3,246)	54,292
Total assets	639,991	161,781	326,179	340,925	20,763	103,560	44,160	153	(394,668)	1,242,844
Geographical areas:

	Nether-		Rest of	North	Latin		Austra-		Elimi-
2009	lands	Belgium	Europe	America	America	Asia	lia	Other	nations	Total
Total income	14,224	4,573	7,676	15,143	1,194	8,571	865		(5,137)	47,109
Total assets	576,601	156,059	317,994	295,615	17,698	82,987	35,365	134	(322,481)	1,159,972
Geographical areas:

	Nether-		Rest of	North	Latin		Austra-		Elimi-
2008	lands	Belgium	Europe	America	America	Asia	lia	Other	nations	Total
Total income	13,108	4,042	7,889	24,511	2,497	14,120	733		(4,318)	62,582
Total assets	802,232	173,064	429,369	294,003	26,821	110,609	37,211	108	(544,769)	1,328,648
53 Net cash flow from investing activities
Information on the impact of companies acquired or disposed of is presented in Note 30 ‘Companies acquired and companies disposed’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
54 Interest and dividend included in net cash flow
Interest and dividend received and paid:

	2010	2009	2008
Interest received	78,335	89,229	103,534
Interest paid	(57,435)	(69,274)	(84,061)

	20,900	19,955	19,473

Dividend received	500	344	937
Dividend paid		(1,030)	(3,207)
55 Cash and cash equivalents
Cash and cash equivalents:

	2010	2009	2008
Treasury bills and other eligible bills	4,441	3,182	7,009
Amounts due from/to banks	3,227	2,387	2,217
Cash and balances with central banks	13,072	15,390	22,045

Cash and cash equivalents at end of year	20,740	20,959	31,271

Treasury bills and other eligible bills included in cash and cash equivalents:

	2010	2009	2008
Treasury bills and other eligible bills included in trading assets	1,697	2,284	2,770
Treasury bills and other eligible bills included in available-for-sale investments	2,744	898	4,239

	4,441	3,182	7,009

Amounts due to/from banks:

	2010	2009	2008
Included in cash and cash equivalents:
- amounts due to banks	(12,898)	(12,334)	(13,738)
- amounts due from banks	16,125	14,721	15,955

	3,227	2,387	2,217

Not included in cash and cash equivalents:
- amounts due to banks	(59,954)	(71,901)	(138,527)
- amounts due from banks	35,703	28,676	32,492

	(24,251)	(43,225)	(106,035)

Included in balance sheet:
- amounts due to banks	(72,852)	(84,235)	(152,265)
- amounts due from banks	51,828	43,397	48,447

	(21,024)	(40,838)	(103,818)

Cash and cash equivalents include amounts due to/from banks with a term of less than three months from the date on which they were acquired.
ING Group’s risk management (including liquidity) is explained in the ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.2.1 RISK MANAGEMENT
EXECUTIVE SUMMARY / RISK MANAGEMENT IN 2010
Taking measured risks is part of ING Group’s business. As a financial services company active in banking, investments, life insurance and retirement services, ING Group is naturally exposed to a variety of risks. To ensure measured risk-taking, ING Group has integrated risk management in its daily business activities and strategic planning. Risk Management assists with the formulation of risk appetite, strategies, policies and limits and provides a review, oversight and support function throughout ING Group on risk-related issues. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, implied volatility, and foreign exchange risks), insurance risk, liquidity risk and business risk. In addition, ING Group is exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this risk management section.
As a result of the decision to manage ING Bank and ING Insurance separately, in preparation of the two IPOs for ING Insurance, ING has implemented two distinct risk appetite frameworks for both Bank and Insurance. The common concept however is that risk appetite is expressed as the tolerance to allow key capital ratios to deviate from their target levels under adverse scenarios. These frameworks are discussed in more detail in the specific sections of this risk management section.
The economic capital model for credit risk was updated to bring it more in line with the regulatory capital framework, and now relies less on diversification benefits.
A second commonality between ING Bank and ING Insurance is that both need to prepare for significant changes in the regulatory requirements. ING Bank needs to prepare for the implementation of Basel III (which is the Basel II reform packages on risk and liquidity), while ING Insurance runs an extensive program to allow the implementation of Solvency II (which is the fundamental reform of European insurance solvency and risk governance legislation; which is effective as of January 1, 2013). Additionally, both in Bank and Insurance, ING continued its stress testing efforts, with stress testing becoming more important and more embedded in the risk culture.
During 2010 strengthening of ING balance sheet continued. In 2010 ING continued to reduce the exposure on the ABS portfolio by means of sales (primarily sales of CMBS) and limiting the reinvestments in ABS to agency paper only. Because of the strengthening of the US Dollar and the improvements in the revaluation reserve this policy does not result in a lower balance sheet amount for this asset class.
In the first half of 2010 concerns arose regarding the creditworthiness of several southern European countries, which later spread to a few other European countries. As a result of these concerns the value of sovereign debt decreased. The impact on ING’s revaluation reserve in relation to sovereign debt is limited per December 31, 2010: the negative impact on troubled countries is offset by opposite positive movements in bonds of financially stronger European countries and by the positive impact from lower interest rates in general. Furthermore, in the course of 2010, ING reduced its sovereign debt exposure to these troubled countries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Impact on pressurized asset classes
Exposures, revaluations and losses on pressurized asset classes:

	December 31, 2010		Change in 2010			December 31, 2009
				Write-
		Revaluations	Revaluations	downs			Revaluations
	Balance	through	through	through		Balance	through
	Sheet	equity	equity	P&L	Other	Sheet	equity
	value(1)	(pre-tax)	(pre-tax)	(pre-tax)	changes	value(1)	(pre-tax)
US Subprime RMBS	1,647	(227)	584	(380)	15	1,428	(811)
US Alt-A RMBS	2,847	237	476	(76)	(517)	2,964	(239)
CDO/CLOs	1,530	(9)	118	(1)	(379)	1,792	(127)
CMBS	7,330	(512)	1,322	(84)	(1,619)	7,711	(1,834)

Total pressurized ABS	13,354	(511)	2,500	(541)	(2,500)	13,895	(3,011)

Pressurized Government and Financial Institution bonds for both Greece and Ireland (2)	1,633	(564)	(439)		(1,700)	3,772	(125)

(1)	For assets classified as loans and receivables: amortised cost; otherwise: fair value.

(2)	Country is based on the country of residence of the obligor; Covered bonds are excluded; government only includes central government.
In 2009, certain ABS (US Subprime RMBS, Alt-A RMBS, CMBS and CDO/CLOs) were considered pressurized asset classes. As of 2010, Greek and Irish Government and Financial Institution bonds are also considered pressurized asset classes. Ireland and Greece are the only countries that used the European Financial Stability Fund (EFSF) during 2010, only the government and financial institution unsecured bonds for these countries are considered as pressurized assets by ING.
Changes in the ABS portfolio
The total ABS portfolio remained relatively stable, changing slightly from EUR 58.4 billion at year-end 2009 to EUR 58.5 billion per end of year 2010. The value of the ING Bank ABS portfolio decreased approximately 1.1 billion during 2010, while the value of the ING Insurance portfolio increased by EUR 1.2 billion, leading to the stable value for ING Group. In the 2009 presentation of the CDO/CLOs exposure, synthetic CDOs at notional value were included. As of 2010 this exposure is not included anymore, and the Balance sheet value at December 31, 2009 is adjusted correspondingly. ING maintained its policy to restrict reinvestment of maturing debt securities as much as possible and any reinvestments were mainly in government guaranteed paper. During the year ING Insurance reduced the exposure to CMBS through sales of part of the portfolio (approximately EUR 1.6 billion). The remaining CMBS portfolio increased in value as a result of revaluations and currency effects. Similar effects in revaluation reserve improvements are visible for the other pressurized ABS classes, and the total revaluation reserve for US Alt-A RMBS changed from negative to positive. Despite the improved market values, ING still took impairments on the ABS portfolio. These impairments mainly relate to the ING Insurance part of the ABS portfolio, as EUR 481 million of the total EUR 541 million in impairments are for the ING Insurance portfolio. The credit quality of the ING ABS portfolio did not materially change, with 88% of the portfolio rated A or better at year-end 2010 (88% in 2009).
Of the exposure on pressurized ABS EUR 10.1 billion is measured at fair value (with the revaluation recognized in equity, except impairments on these trades going through P&L). The table shows how the total fair values are determined through the following Level 1,2,3 hierarchy:
Level 1 — Quoted prices in active markets;
Level 2 — Valuation technique supported by observable inputs;
Level 3 — Valuation technique supported by unobservable inputs. An analysis of the method applied in determining the fair values of financial assets and liabilities is provided in Note 34 ‘Fair value of financial assets and liabilities’.
Fair value hierarchy of pressurized ABS bonds:

2010	Level 1	Level 2	Level 3	Total
US Subprime RMBS		17	1,629	1,646
US Alt-A RMBS		2,210	638	2,848
CDO/CLOs	9	64	558	631
CMBS	1	4,941	9	4,951

Total pressurized ABS	10	7,232	2,834	10,076

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Fair value hierarchy of pressurized ABS bonds:

2009	Level 1	Level 2	Level 3	Total
US Subprime RMBS		16	1,412	1,428
US Alt-A RMBS		2,308	656	2,964
CDO/CLOs	7	392	323	722
CMBS	123	5,074	18	5,215

Total pressurized ABS	130	7,790	2,409	10,329

Changes in the bond portfolio (excluding ABS)
The ING bond portfolio increased EUR 18.7 billion from EUR 217.7 billion at year-end 2009 to EUR 236.4 billion at end of year 2010. For the government bonds the revaluation changes are triggered by a loss of confidence with regards to several southern European countries and Ireland. During 2010, ING closely monitored the developments with regards to these countries and its sovereign debt exposure to these countries. Ireland and Greece are the only countries that used the European Financial Stability Fund (EFSF) during 2010, only the government and financial institution unsecured bonds for these countries are considered as pressurized assets by ING.
For ING Bank, the bonds portfolio includes Government and Financial Institutions unsecured bonds exposures in Greece and Ireland classified as available-for-sale of EUR 570 million (fair value), with a related negative revaluation reserve in equity of EUR (285) million. Furthermore it includes, for ING Bank, similar exposures classified as loans and advances of EUR 358 million (amortized cost).
For ING Insurance, the bonds portfolio includes Government and Financial Institutions unsecured bond exposures in Greece and Ireland classified as available-for-sale of EUR 705 million (fair value), with a related negative revaluation reserve in equity of EUR (279) million.
The Greek and Irish Government and Financial Institution bonds measured at fair value are in the fair value hierarchy levels 1 and 2.
Ongoing changes in the regulatory environment
After the turmoil in the financial markets over the last couple of years and the need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. The resulting revised regulations are intended to make sure that a crisis in the financial system can be avoided in the future.
To accomplish this, regulations focus primarily at the following issues:
•	More stringently aligning risk taking with the capital position of the financial institutions (revised Basel II for Banks). The revised Basel II proposal narrows the definition of core Tier 1 and Tier 1 capital, and introduces a new definition for a leverage ratio that should become part of Pillar 1 of the Basel framework. The Basel Committee has also issued a proposal for new liquidity requirements. Apart from the above mentioned proposals, another aim is to reduce ‘pro-cyclicality’, to avoid that banks would be required to increase their capital in bad times when it is most scarce. Lastly, there is the proposal to introduce additional capital requirements for counterparty credit risk. Collectively these proposals are referred to as Basel III. These were issued by the Basel Committee in December 2010, and the deadlines for implementation of specific item are set for the timeframe 2013 to 2018.
•	Separate from but in line with the Basel III proposal, on a country level local regulators are becoming more stringent on the maximum credit risk bank subsidiaries and branches are allowed to run on their parents. In the absence of a supranational harmonization this leads to so-called trapped pools of liquidity, i.e. excess liquidity in a country that can not merely be transferred (unsecured) to a central treasury in another country.
•	Solvency II: Following the approval of the Solvency II Framework Directive in 2009, the European Commission has continued development and consultation on the detailed implementing measures in 2010. ING has always been a firm supporter of the Solvency II initiative, being an economic, risk-based solvency system. However some of the proposed measures currently under discussion are considered unduly conservative. ING is committed to working actively together with all stakeholders to develop pragmatic solutions that would result in Solvency II meeting its original intent, and a smooth transition to the new system. The legislation is now expected to become in force by January 1, 2013. ING has launched a full implementation programme to be fully compliant before that date, and is also developing its business strategies to operate optimally under the new environment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING GROUP RISK GOVERNANCE
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
The mission of ING Group’s risk management function is to build a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Group’s business processes. The following principles support this objective:
•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	ING’s risk profile is transparent, managed to avoid surprises, and is consistent with delegated authorities;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management and value creation.
Risk Management benefits ING and its shareholders directly by providing more efficient capitalization and lower costs of risk and funding. The cost of capital is reduced by working closely with rating agencies and regulators to align capital requirements to risks. Risk Management helps business units to lower funding costs, make use of the latest risk management tools and skills, and lower strategic risk, allowing them to focus on their core expertise with the goal of making ING’s businesses more competitive in their markets.
RISK GOVERNANCE
ING’s risk management framework is based on the ‘three lines of defense’ concept which ensures that risk is managed in line with the risk appetite as defined by the Management Boards for ING Bank and ING Insurance (and ratified by the Supervisory Board) and is cascaded throughout ING. This concept provides a clear allocation of responsibilities for the ownership and management of risk, to avoid overlaps and/or gaps in risk governance. Business line management and the regional and local managers have primary responsibility for the day-to-day management of risk and form the first line of defense. The risk management function, both at corporate and regional/local level, belongs to the second line of defense and has the primary responsibility to align risk taking with strategic planning e.g. in limit setting. Risk managers in the business lines have a functional reporting line to the Corporate Risk General Managers described below. The internal audit function provides an ongoing independent (i.e. outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial and operational risk management and forms the third line of defense.
Group Risk Management Function
The risk management function is embedded in all levels of the ING Group organization.
Chief Risk Officer
The Chief Risk Officer (CRO), who is an Executive Board member, bears primary overall responsibility for the Risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING’s group risk profile is consistent with its financial resources and the risk appetite. The CRO is also responsible for establishing and maintaining a robust organizational basis for the management of risk throughout the organization.
Group Risk Organization
The organization chart below illustrates the functional reporting lines within the ING Group risk organization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The risk organization is structured independently from the business lines and is organized through five risk departments:
•	Corporate Credit Risk Management (CCRM) is responsible for credit risk management for ING Bank and ING Insurance;

•	Corporate Market Risk Management (CMRM) is responsible for market and liquidity risk management of ING Bank;

•	Corporate Insurance Risk Management (CIRM) is responsible for insurance, market and liquidity risk management of ING Insurance;

•	Corporate Operational Risk Management (CORM) is responsible for the operational risk management of ING Bank and ING Insurance;

•	Group Compliance Risk Management (GCRM) is responsible for (i) identifying, assessing, monitoring and reporting on the compliance risks faced by ING, (ii) supporting and advising management on fulfilling its compliance responsibilities, and (iii) advising employees on their (personal) compliance obligations.
The heads of these departments (Corporate Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Group level. The Corporate Risk General Managers and the CRO are responsible for the harmonization and standardization of risk management practices.
In addition two staff departments report to the CRO:
•	Risk Integration and Analytics, which is responsible for inter-risk aggregation processes and for providing group-wide risk information to the CRO and Executive Board;

•	Model Validation, which carries out periodic validations of all material risk models used by ING. To ensure independence from the business and other risk departments, the department head reports directly to the CRO.
Group Risk Committees
The Group risk committees described below are also part of the second line of defense. They act within the overall risk policy and delegated authorities granted by the Executive Board and have an advisory role to the CRO. To ensure a close link between the business lines and the risk management function, the business line heads and the respective Corporate Risk General Managers are represented on each committee (except for the Operational and Residual Risk Committee where the business is not represented). An important element of the Group Risk Committee Governance is that the Chairman of each committee is responsible for making decisions after advice from other committee members. Each committee is chaired by a senior risk representative.
•	ING Group Credit Committee — Policy (GCCP): Discusses and approves policies, methodologies and procedures related to credit, country and reputation risks within ING Group. The GCCP meets on a monthly basis.

•	ING Group Credit Committee — Transaction Approval (GCCTA): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCCTA meets twice a week.

•	ING Group Investment Committee (GIC): Discusses and approves investment proposals for ING Real Estate. The GIC meets on a monthly basis.

•	Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves on a monthly basis the overall risk profile of all ING Bank’s market risks that occur in its Commercial Banking, and Retail & Direct Banking activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank.

•	Asset and Liability Committee ING Insurance (ALCO Insurance): Discusses and approves all risks associated with ING’s Insurance activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. ALCO Insurance meets ten times a year.

•	Operational and Residual Risk Committee (ORRC): Discusses and approves issues related to Methods, Models and Parameters for Operational risk, Business risk in Banking, inter-risk diversification and consistency across risk types and businesses. The committee meets at least twice a year.
Due to the implementation of the operational separation for ING Bank and ING Insurance the process was started to change Group level risk committees into a separate Bank committee and a separate Insurance committee. As a result of these governance changes the ORRC was disbanded towards the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
end of 2010, and the topics for this committee were transferred to other committees, like the newly created Operational Risk Committee Bank (ORC Bank).
In addition, the Finance and Risk Committee (F&RC) is a platform for the CRO and the CFO, along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. Given the decision to manage ING Bank and ING Insurance separately, there is a separate F&RC Bank and a separate F&RC Insurance. To cover specific Group issues there is also a F&RC Group meeting, which meets at least on a quarterly basis.
ING Group uses risk assessment and risk measurement to guide decision making. As a result, the quality of risk models is important. The governance process for approval of risk models, methods and parameters ensures business and regulatory requirements, via a clear assignment of responsibility and accountability.
Given the operational split of ING Bank and ING insurance, which became effective as of January 1, 2011, the risk organization made preparations to reflect this new structure as of January 1, 2011. This change was most significant for departments providing risk management for both ING Bank and ING Insurance. In the new structure all risk departments have a small team for ING Group, and separate teams for ING Bank and ING Insurance.
Board level risk oversight
ING Group has a two-tier board structure consisting of the Executive Board and the Supervisory Board; both tiers play an important role in managing and monitoring the risk management framework. At the highest level of the ING organization, there are board committees which oversee risk taking, and have ultimate approval authority.
•	The Executive Board is responsible for managing risks associated with the ING Group activities. Its responsibilities include ensuring that internal risk management and control systems are effective and that ING Group complies with relevant legislation and regulations. The Executive Board reports on these issues and discusses the internal risk management and control systems with the Supervisory Board. On a quarterly basis, the Executive Board reports on the Group’s risk profile versus its risk appetite to the Audit Committee, explaining changes in the risk profile.

•	The Supervisory Board is responsible for supervising the policy of the Executive Board, the general course of affairs of the Company and its business (including its financial policies and corporate structure). The Supervisory Board has several sub-committees related to specific topics. Of these, two sub-committees are relevant for the risk management organization and risk reporting, which are:
•	The Audit Committee, which assists the Supervisory Board in reviewing and assessing ING Group’s major risk exposures and the operation of internal risk management and control systems, as well as policies and procedures regarding compliance with applicable laws and regulations.

•	The Risk Committee, which assists the Supervisory Board on matters related to risk governance, risk policies and risk appetite setting. It reports in the Supervisory Board on the main risk issues in the group.
Committee membership is organized such that specific business know-how, expertise relating to the activities of ING and the subject matter of the committees is available. The CRO attends the Audit Committee and the Risk Committee meetings.
The CRO makes sure that the boards are well informed and understand ING Group’s risk position at all times. Every quarter, the CRO reports to the board committees on ING’s risk appetite levels and on ING Group’s risk profile. In addition the CRO briefs the board committees on developments in internal and external risk related issues and makes sure the board committees understand specific risk concepts.
ING has integrated its risk management into the annual strategic planning process. This process aligns strategic goals, business strategies and resources throughout ING Group. The Executive Board issues a Planning Letter which provides the organization with the corporate strategic direction, and addresses key risk issues. Based on the Planning Letter, the business lines and business units develop their business plans which align with the Group’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved. It is part of the process to explicitly discuss strategic limits and group risk appetite levels. At each level, strategies and metrics are identified to measure success in achieving objectives and to assure adherence to the strategic plan. Based on the business

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
plans, the Executive Board formulates the Group Strategic Plan which is submitted to the Supervisory Board for approval.
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
ING GROUP RISK PROFILE
ING Group uses an integrated risk management approach for both its banking activities and for its Insurance activities, and no longer uses an integrated risk management approach for ING Group. This change from a group-wide integrated risk management approach to a separate ING Bank and a separate ING Insurance approach was driven by the operational separation of ING Bank and ING Insurance. As a result the ING Group risk dashboard showing the metrics Earnings at Risk and Capital at Risk will no longer be provided. At the ING Bank and ING Insurance level new risk frameworks were introduced and implemented in 2010.
The Executive Board uses the risk appetite frameworks to monitor and manage the actual risk profile in relation to the Bank and Insurance risk appetite, which are derived from the Group risk appetite in line with the Group target AA rating. It enables the Executive Board to identify possible risk concentrations and to support strategic decision making. The risk appetite levels are reported to the Executive Board on a quarterly basis and are subsequently presented to the Risk Committee.
ING Group’s risk appetite is defined by the Executive Board as part of the strategic planning process. As a next step, strict boundaries are established with regard to acceptable risk types and levels for ING Bank and ING Insurance. In 2010 the revised risk appetite frameworks were implemented, after approval by the Executive Board. As a result the Group risk appetite level is replaced by separate Bank and Insurance risk appetite frameworks, which closely align the risk appetite setting with capital management targets.
The overall ING Group risk appetite is translated (through the bank and insurance risk appetite frameworks) into specific limits which are cascaded down into the organization, e.g.
•	Credit risk limits for bank and insurance business;

•	ALM/Value at Risk limits for bank operations;

•	Mortality and concentration limits for insurance operations.
ING’s ‘three lines of defense’ governance framework ensures that risk is managed in line with the risk appetite as defined by the Executive Board. Risk appetite is cascaded throughout the Group, thereby safeguarding controlled risk taking. The role of the business lines is to maximize the value within established risk boundaries. Each quarter, the Executive Board monitors that the financial and non-financial risks are within the boundaries of the risk appetite as set in the strategic planning process.
Risk types
ING measures the following main types of risks that are associated with its business activities:
•	Credit risk: the risk of potential loss due to default by ING’s debtors (including bond issuers) or trading counterparties;

•	Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread, and foreign exchange risks;

•	Liquidity risk: the risk that ING or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialize both through trading and non-trading positions;

•	Insurance risk: risks such as mortality, morbidity and property and casualty associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims;

•	Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
•	Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs, as well as client behavior risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.
Risk measures related to accounting are based on IFRS-EU where relevant, as IFRS-EU is the primary accounting basis, which is also the basis for statutory and regulatory reporting and risk management.
Stress Testing
ING complements its regular standardized risk reporting process with (ad hoc) stress tests. A stress test is an instrument to check whether a financial institution can withstand specific negative events or economic changes. More specific, stress testing examines the effect of exceptional but plausible events on the capital and liquidity position of the financial institution and provides insight in which business lines and portfolios are vulnerable to which type of scenarios.
Several stress tests are produced both scheduled and ad hoc, both in the form of sensitivity or scenario analysis, either for a specific risk type or for ING Bank or ING Insurance as a whole. The stress test can represent various economic situations from mild recession to extreme shock. In addition to regulatory required stress tests like those required by the Dutch Central Bank (De Nederlandsche Bank (DNB)) and the Committee for European Banking Supervision (CEBS; which per January 1, 2011 became the European Banking Authority (EBA)), several ad hoc tests have been conducted.
ING participated in the stress test conducted by the CEBS, which included a baseline scenario, adverse scenario and an additional sovereign shock for 2010 and 2011. This stress test demonstrated ING Bank’s resilience in adverse scenarios. The strong underlying commercial performance resulting from ING Bank’s franchises helps to offset the impact of higher loan loss provisions, additional impairments across the securities portfolios and increased risk-weighted assets.
Risk models
A description of the models, underlying assumptions and key principles used by ING for calculating the risk metrics are provided in the Model Disclosure section at the end of the risk management section.
ING BANK FINANCIAL RISKS
ING Bank is engaged in selling a broad range of products. The Bank Management Board is responsible for managing risks associated with the activities of ING Bank. The financial risks that arise from selling these products are managed by the Corporate Credit and Market Risk departments. Operational risks are managed by the Corporate Operational Risk department.
ING BANK RISK PROFILE
Risk appetite
For financial risks, ING expresses its risk appetite as the tolerance to allow key capital ratios to deviate from their target levels. Therefore the risk appetite is closely aligned to Capital Management activities and policies. ING has expressed tolerances for its risk weighted solvency metrics (core Tier 1 ratio), for non-risk weighted solvency metrics (leverage ratio) and for more value based metrics (economic capital). The metrics that are presented in the following sections relate to each of these metrics and present earnings sensitivity, economic and regulatory capital.
Due to the way the risk departments are organized, these metrics are presented at a higher aggregation level (business line combinations) than the identified segments in Note 51 ‘Operating Segments’:
•	Retail Banking Benelux contains Retail Netherlands, Retail Belgium (including Retail Luxemburg);

•	Retail Banking Direct & International contains Retail Central Europe, Retail Asia and ING Direct;

•	Commercial Banking corresponds to Commercial Banking and ING Real Estate;

•	Bank Corporate Line coincides with Corporate Line.
ING Bank Economic Capital and Regulatory Capital
Main risk management tools for ING Bank are Economic Capital and Regulatory Capital. Both of these Capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic risks it faces. The main difference in these metrics is the point of view, where

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Regulatory Capital is driven by methodologies prescribed by regulators and Economic Capital is driven by internally developed models (all of which are approved by the Dutch Central Bank).
Economic capital is a non accounting measure which is inherently subject to dynamic changes and updates as a result of ING Bank’s portfolio mix and general market developments. ING Bank has been and will continue recalibrating the underlying assumptions to its economic capital models, which may have a material impact on the economic capital values going forward.
The tables below provide ING Bank’s Economic Capital and Regulatory Capital by risk type and business line combination.
Economic and Regulatory Capital (Bank diversified only) by risk type:

	Economic Capital		Regulatory Capital
	2010	2009	2010	2009
Credit risk (including Transfer risk)	15,245	9,991	22,452	22,790
Market risk	7,233	8,435	364	491
Business Risk	2,435	2,581
Operational Risk	1,619	2,074	2,872	3,309

Total banking operations	26,532	23,081	25,688	26,590

Economic Capital (Bank diversified only) by business line combination:

	Economic Capital		Regulatory Capital
	2010	2009	2010	2009
Commercial Banking	10,695	8,662	11,395	12,824
Retail Banking Benelux	4,613	4,215	5,498	5,470
Retail Banking Direct & International	8,881	7,417	8,587	7,977
Corporate Line Bank *	2,343	2,787	208	319

Total banking operations	26,532	23,081	25,688	26,590

*	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.
The EC figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories; while for Regulatory capital no diversification is taken into account. The ING Bank Economic Capital model is described in more detail in the Model Disclosure section.
In 2010 ING has been recalibrating the underlying assumptions for credit, transfer and operational risk. As the economic capital model for credit risk was updated to bring closer alignment with the regulatory capital framework there was a material increase in the economic capital.
Closer aligning the credit risk economic capital with the regulatory capital means that the difference between economic capital and regulatory capital for credit risk decreases significantly. Given the different point of view of RC and EC, the market risk economic capital is higher than the regulatory capital primarily due to the inclusion of the banking books in EC. The EC figures include Business risk, while RC does not have any requirements for business risk. Another difference in scope is the confidence level used; a 99.95% confidence level for EC, and a 99.9% confidence level for RC. Given the increase in Credit Risk EC and the differences in scope and methodology between EC and RC the 2010 figures for EC are higher than the RC figure, while for 2009 this was exactly opposite. Correcting for the difference in confidence level will lead to an EC figure that is lower than the RC figure.
The above risk metrics and risk appetite framework do not cover liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities, at reasonable cost and in a timely manner, when they come due. ING Bank has a separate liquidity management framework in place to manage this risk, which is described in the Liquidity Risk section of ING Bank.
ING BANK — CREDIT RISKS
Credit risk is the risk of loss from default by debtors (including bond issuers) or trading counterparties. Credit risks are split into five principal risk categories: a) lending (including guarantees and letters of credit); b) investments; c) pre-settlement (derivatives, securities financing and foreign exchange trades); d) money markets and e) settlement. Corporate Credit Risk Management (CCRM) is responsible for the measurement and management of credit risk incurred by all ING Group entities,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
including country-related risks. CCRM is organized along the business lines of ING Bank and ING Insurance. The CCRM General Manager is functionally responsible for the global network of credit risk staff, and the heads of the credit risk management functions for the business lines report directly to him.
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
Risk categories for credit risk
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
Pre-settlement risk
Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavorable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of credit risk outstanding is generally based on the replacement value (mark-to-market)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
plus a potential future volatility concept, using a 3-7 year historical time horizon and a 97.5% (1.96 standard deviations) confidence level.
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
For those transactions where DVP settlement is not possible, ING establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed by the credit risk management units. Risk is further mitigated by operational procedures requiring trade confirmations to counterparties with all transaction details, and by entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements for derivative transactions. Additionally, ING regularly participates in projects with other financial institutions to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk. Due to the very short term nature of settlement exposure (daily or intra-day), settlement risks do not attract economic or regulatory capital and are excluded from risk reporting disclosures.
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
Credit Risk Mitigation
As with all financial institutions and banks in particular, ING is in the business of taking credit risks in an informed and measured fashion. As such, the creditworthiness of our customers, trading partners and investments is continually evaluated for their ability to meet their financial obligations to ING. ING uses different credit risk mitigation techniques, of which entering into Master Agreements, Collateral Agreements and CDS contracts are the main techniques used.
Credit Risk Measurement and Reporting
Figures associated with Money Market and Lending activities are generally the nominal amounts, while amounts associated with Investment activities are based on the original amount invested less repayments. Off-Balance Sheet exposures include the letters of credits and guarantees, which are associated with the Lending Risk Category. Additionally, Off-Balance Sheet exposures include a portion of the unused limits, associated with the statistically expected use of the unused portion of the limit between the moment of measurement and the theoretical moment of statistical default. Collectively, these amounts are called ‘credit risk outstandings’.
Exposures associated with Securitizations (Asset Backed Financing, Commercial/Residential Mortgage Backed Securities and Covered Bonds) are shown separately. These amounts also relate to the amount invested prior to any impairment activity or mark-to-market adjustments. This amount is also considered to be ‘outstandings’.
Compensation and Master agreements
ING uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING’s potential future exposure on individual

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.
ING matches trades with similar characteristics to determine their eligibility for offsetting. This offsetting effect is called ‘compensation’. Subsequently, ING reduces the amount by any legal netting that may be permitted under various types of Master Agreements, such as ISDAs, GMRAs, GMSLAs, etc. Lastly, the amount is further reduced by any collateral that is held by ING under CSAs or other similar agreements.
Collateral policies
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
As part of its securities financing business, ING entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING held as collateral under these types of agreements was EUR 92.0 billion at December 31, 2010 and EUR 72.7 billion at December 31, 2009. The increase is commensurate with the overall increase in open securities financing trades at year end 2010 compared to year end 2009. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or repledged in other (similar) transactions. ING is obliged to return equivalent securities in such cases.
Repossession policy
It is ING’s general policy not to take possession of assets of defaulted debtors. Rather, ING attempts to sell the assets from within the legal entity that has pledged these assets to ING, in accordance with the respective collateral or pledge agreements signed with the obligors. In those cases where ING does take possession of the collateral, ING generally attempts to sell the assets as quickly as possible to prospective buyers. Based on internal assessments to determine the highest and quickest return for ING, the sale of repossessed assets could be the sale of the obligor’s business as a whole (or at least all of its assets), or the assets could be sold piecemeal. With regard to the various mortgage portfolios, ING often has to take possession of the underlying collateral but also tries to reduce the amount of time until resale.
ING Bank Credit Risk Profile
ING Bank’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and other securitized assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralized, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitized assets such as Mortgage Backed Securities and Asset Backed Securities are secured by the pro rata portion of the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the security’s issuer. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing and foreign exchange transactions.
For the banking operations, ING uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Credit quality: ING Bank portfolio, outstandings:

	2010	2009
Neither past due nor impaired	822,445	790,377
Past due but not impaired (1-90 days) (1)	5,638	7,404
Impaired	13,779	11,983

Total	841,862	809,764

(1)	Based on lending (consumer loans and residential mortgages only).
Risk classes
Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.
Risk classes ING Bank portfolio, as % of total outstandings (1):

						Retail Banking
		Commercial		Retail Banking		Direct &
		Banking		Benelux		International (2)		Total ING Bank
		2010	2009	2010	2009	2010	2009	2010	2009
1	(AAA)	3.0%	3.7%		0.2%	14.4%	18.3%	6.3%	7.8%
2-4	(AA)	14.3%	18.7%	4.0%	3.7%	12.1%	16.0%	10.6%	13.4%
5-7	(A)	24.0%	21.4%	5.3%	5.2%	18.8%	17.1%	16.8%	15.2%
8-10	(BBB)	22.9%	20.7%	42.0%	38.4%	28.9%	25.1%	30.4%	27.4%
11-13	(BB)	22.8%	22.0%	37.7%	41.0%	15.5%	13.5%	24.4%	24.5%
14-16	(B)	8.8%	8.5%	6.2%	6.4%	7.2%	6.9%	7.5%	7.3%
17-22	(CCC & Problem Grade)	4.2%	5.0%	4.8%	5.1%	3.1%	3.1%	4.0%	4.4%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.

(2)	Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.
Risk classes ING Bank portfolio per credit risk type, as % of total outstandings(1):

										Total ING
		Lending		Investment		Money Market		Pre-settlement		Bank
		2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
1	(AAA)	0.8%	0.8%	30.8%	36.9%	1.2%	1.2%	3.5%	5.9%	6.3%	7.8%
2-4	(AA)	6.0%	7.0%	25.0%	29.4%	22.0%	45.6%	18.2%	26.1%	10.6%	13.4%
5-7	(A)	9.5%	9.1%	27.1%	23.1%	62.3%	40.9%	50.8%	46.7%	16.8%	15.2%
8-10	(BBB)	36.9%	35.0%	12.5%	6.5%	6.8%	7.2%	17.2%	11.0%	30.4%	27.4%
11-13	(BB)	32.0%	32.7%	2.0%	1.8%	7.4%	4.7%	7.3%	7.3%	24.4%	24.5%
14-16	(B)	9.9%	9.9%	0.6%	0.6%	0.1%	0.2%	1.8%	1.8%	7.5%	7.3%
17-22	(CCC & Problem Grade)	4.9%	5.5%	2.0%	1.7%	0.2%	0.2%	1.2%	1.2%	4.0%	4.4%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.
Within the Investment and Pre-Settlement portfolios, there was a slight downward shift from the high end investment grade, to the midlevel investment grade in 2010. The Lending portfolios remained fairly stable. A large portion of the reduction in investment grade counterparty risks (pre-settlement) is related to the increasing application of collateral and netting agreements with these counterparties. Where such agreements are in place, ING generally has higher absolute volumes, while the credit risks are actually lowered due to the benefit of collateral and netting agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Risk concentration: ING Bank portfolio, by economic sector (1)(2):

					Retail Banking
	Commercial		Retail Banking		Direct &
	Banking		Benelux		International		Total ING Bank
	2010	2009	2010	2009	2010	2009	2010	2009
Private Individuals	0.1%	0.2%	74.8%	74.4%	51.6%	48.1%	40.0%	38.2%
Commercial Banks	17.9%	19.5%	0.3%	0.5%	13.2%	13.7%	11.2%	12.0%
Non-Bank Financial Institutions	13.3%	13.0%	1.2%	1.8%	16.8%	18.8%	11.1%	11.8%
Central Governments	11.7%	12.3%	1.0%	0.9%	8.0%	8.8%	7.3%	7.8%
Real Estate	13.6%	13.8%	4.5%	4.3%	0.9%	0.8%	6.4%	6.6%
Natural Resources	10.3%	8.7%	0.4%	0.4%	0.4%	0.3%	3.9%	3.4%
Transportation & Logistics	5.7%	5.6%	1.4%	1.5%	0.2%	0.1%	2.5%	2.5%
Services	3.3%	3.2%	3.3%	3.2%	0.3%	0.3%	2.2%	2.2%
Lower Public Administration	0.5%	0.5%	1.3%	1.2%	4.3%	3.4%	2.1%	1.7%
Other	23.6%	23.2%	11.8%	11.8%	4.3%	5.7%	13.3%	13.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING’s internal credit risk measurement methodologies.

(2)	Economic sectors below 2% are not shown separately but grouped in Other.
As part of the Back to Basics focus on core clients, ING Bank reduced its exposure to governments and the financial sector while growing the private individual and corporate portfolios. The industry Central Banks fell below the 2.0% threshold during 2010 (2009: 2.3%).
ING Bank Lending portfolio
Largest economic exposures: ING Bank lending portfolio, by geographic area (1):

					Retail Banking
	Commercial		Retail Banking		Direct &
	Banking		Benelux		International		Total ING Bank
	2010	2009	2010	2009	2010	2009	2010	2009
Netherlands	20.7%	20.2%	74.8%	75.4%	4.8%	6.1%	31.2%	32.1%
Belgium	7.7%	9.8%	23.2%	21.4%	0.2%	0.3%	9.6%	9.9%
Rest of Europe	45.2%	44.6%	1.3%	1.7%	53.3%	56.3%	35.0%	35.6%
Americas	14.8%	15.5%	0.2%	0.6%	26.4%	24.3%	14.6%	14.1%
Asia/Pacific	11.2%	9.5%	0.1%	0.5%	15.3%	13.0%	9.4%	8.0%
Rest of World	0.4%	0.4%	0.4%	0.4%			0.2%	0.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Geographic areas are based on the country of residence of the obligor.
The largest relative geographic area of growth was Asia/Pacific which corresponds with the region’s economic recovery in 2010. Exchange rate effects had further impact on the regional division.
In line with ING’s de-risking strategy, the portfolio developments in most countries mirrored the developments in the portfolio as a whole. The depreciated Euro versus the Australian and the US dollar had an upward effect of the exposure to the Americas and Asia/Pacific and therewith also to the Retail Banking Direct and International and Commercial Banking portfolios.
Problem loans
Renegotiated Loans
ING’s credit restructuring activities focus on managing the client relationships, improving the borrower’s risk profile, maximizing collection opportunities and, if possible, avoiding foreclosure or repossession. These activities are pro-actively pursued and primarily relate to Wholesale and Small and Medium Enterprise (SME) borrowers (‘Business’), which are not yet in default. Common actions taken include, but are not limited to, revising or extending repayment arrangements, assisting in financial reorganization and/or turnaround management plans, deferring foreclosure, modifying loan conditions and deferring certain payments pending a change in circumstances. For consumer and residential mortgage loans (‘Consumer’) the approach is more portfolio oriented.
Restructuring activities for Business borrowers normally start with a watch list indication. Borrowers on the watch list maintain their rating (1-19). A watch list indication may develop into a restructuring status

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
(18-19) or even a recovery status (20-22). Most borrowers with a watch list indication return to a regular status. For Consumer clients the watch list of ‘potential problem loan’ status is usually caused by payment arrears (more than 1 month) which are subsequently reflected in the risk rating of 18-19 (or comparable status based on an increased probability of default). Following restructuring relationship management is either transferred to the regular banking departments or terminated.
ING’s renegotiated loans that would otherwise be past due or impaired are reflected below:
ING Bank renegotiated loans that would otherwise be past due or impaired (outstandings):

		Consumer			Consumer
		and			and
	Business	mortgage	2010	Business	mortgage	2009
	loans	loans	Total	loans	loans	Total
From restructuring (18-19) to regular (1-17) status	4,365		4,365	2,737		2,737
From recovery (20-22) to regular or restructuring status (1-19)	2,744	3,209	5,953	2,895	3,210	6,105

Total of renegotiated loans	7,109	3,209	10,318	5,632	3,210	8,842

ING continues to take a proactive approach in working with its Business and Consumer customers which are experiencing financial difficulties to restructure their loans and help return the companies to economic viability. The category ‘restructuring status’ is not used for consumer borrowers, but only for Business customers.
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
Aging analysis (past due but not impaired): ING Bank portfolio, outstandings (1)(2):

	2010	2009
Past due for 1-30 days	4,565	5,967
Past due for 31-60 days	973	1,281
Past due for 61-90 days	100	156

Total	5,638	7,404

(1)	Based on lending (consumer loans and residential mortgages only).

(2)	The amount of past due but not impaired financial assets in respect of non-lending activities was not material.
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
Impaired loans and provisions
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.
The table below represents the economic sector breakdown of credit risk outstandings (including impaired amounts) for loans and positions that have been classified as problem loans and for which provisions have been made.
Impaired Loans: ING Bank portfolio, outstandings by economic sector:

	2010	2009
Private Individuals	4,838	4,589
Real Estate	2,777	1,528
General Industries	858	933
Food, Beverages & Personal Care	837	681
Transportation & Logistics	818	415
Builders & Contractors	792	628
Services	582	611
Non-Bank Financial Institutions	527	304
Other	1,750	2,294

Total	13,779	11,983

ING holds specific and collective provisions of EUR 2,697 million and EUR 1,404 million, respectively (2009: EUR 2,115 million and EUR 1,246 million respectively), representing the difference between the amortized cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 1,051 million in provisions against the performing portfolio and EUR 43 million of Net Present Value forgone for re-modified loans.
Provisions: ING Bank portfolio:

	Commercial		Retail Banking		Retail Banking Direct &
	Banking		Benelux		International		Total ING Bank
	2010	2009	2010	2009	2010	2009	2010	2009
Opening balance	1,628	1,024	1,290	802	1,481	785	4,399	2,611
Changes in the composition of the group				(3)				(3)
Write-offs	(337)	(520)	(454)	(468)	(375)	(229)	(1,166)	(1,217)
Recoveries	36	21	58	118	11	9	105	148
Increase/(decrease) in loan
loss provision	497	1,211	721	728	533	1,034	1,751	2,973
Exchange differences	65	(28)	8	(3)	82	(17)	155	(48)
Other changes	(34)	(80)	18	116	(33)	(101)	(49)	(65)

Closing balance	1,855	1,628	1,641	1,290	1,699	1,481	5,195	4,399

During 2010 we saw a slow reduction to more normalized risk costs. The lower risk costs level was largely the result of an improving portfolio within Commercial Banking, which was partly offset due to the continuing elevated levels of the risk costs in Retail Benelux.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The Corporate Market Risk Management department (CMRM) is the designated independent department that is responsible for the design and execution of the bank’s market risk management functions in support of the ALCO function. The CMRM structure recognizes that risk taking and risk management to a large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.
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
The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the guidelines set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. CMRM advises both the FMRC and ALCO Bank on the market risk appetite of trading activities.
With respect to the trading portfolios, CMRM focuses on the management of market risks of Commercial Banking (mainly Financial Markets) as this is the only business line where significant trading activities take place. Trading activities include facilitation of client business, market making and proprietary position taking in cash and derivatives markets. CMRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. CMRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of trading market risk is performed at various organizational levels, from CMRM overall down to specific business areas and trading offices.
Measurement
CMRM uses the Value at Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, foreign exchange rates, equity prices, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year. ING uses VaR with a 1-day horizon for internal risk measurement, control and backtesting, and VaR with a 10-day horizon for determining regulatory capital. ING’s VaR model has been approved by De Nederlandsche Bank (DNB: the Dutch Central Bank) to be used for the regulatory capital calculation of its most important trading activities.
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
CMRM has implemented a historical simulation Value at Risk (HVaR) model for consolidated risk reporting for the trading books that has replaced the Variance Covariance method used previously. ING has chosen to use a phased rollout approach. As of January 1, 2009, ING implemented the first phase after approval from DNB. During 2010, further steps were made with the migration of a large part of the non-linear risks from Monte Carlo simulation to historical simulation. The remaining non-linear risks and specific risk will migrate to historical simulation in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Limitations
VaR as a risk measure has some limitations. VaR uses historical data to forecast future price behavior. Future price behavior could differ substantially from past behavior. Moreover, the use of a one-day holding period (or ten days for regulatory calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold true. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level.
The Basel Committee has proposed to supplement the current VaR regulatory capital framework for trading exposures with an Incremental Risk Charge (IRC) and Stressed VaR to cover for the shortcomings of the current risk framework. The IRC ensures that Basel II capital charges will capture default and credit migration risks which are not reflected in the current 99%, 10-day VaR model for the trading books. The Basel II requirements on the incremental risk charge will come into force in 2011. ING performs experience runs on IRC as part of the approval process with the Dutch regulator, the DNB.
Backtesting
Backtesting is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a backtest, the actual daily result is compared with the 1-day VaR. In addition to using actual results for backtesting, ING also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2010, like in 2009, there was no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Commercial Banking. ING reports the results of this backtesting to DNB on a quarterly basis.
Stress testing
Stress tests are used for the monitoring of market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical as well as hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss account effect caused by a potential event and its world-wide impact for ING Commercial Banking. The event risk number for the ING Commercial Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank. ING’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange, credit and related derivative markets). The scenarios and stress parameters are evaluated against extreme actual market movements. If and when necessary, ING evaluates specific stress scenarios, as an addition to its structural stress tests. These specific scenarios relate to current concerns, like political instability in certain regions, terrorist attacks or extreme movements, e.g. in credit spreads.
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
Development of market risks
The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon. The overnight VaR is presented for the ING Commercial Banking trading portfolio for 2009 and 2010. Several banking books are governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the below trading risk graph and table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
During 2010 the overnight VaR for the ING Commercial Banking trading portfolio ranged from EUR 17 million to EUR 30 million. No limit excess was observed in 2010.
More details on the VaR of the ING Commercial Banking trading portfolio for 2010 and 2009 are provided in the table below.
Consolidated VaR trading books: ING Commercial Bank:

		Minimum		Maximum		Average		Year end
	2010	2009	2010	2009	2010	2009	2010	2009
Interest rate / Credit spread	18	20	29	54	22	33	20	24
Equity	1	4	9	11	4	7	3	5
Foreign exchange	1	1	9	11	2	5	4	3
Diversification (1)					(6)	(6)	(8)	(5)

Total VaR	17	24	30	60	22	39	19	27

(1)	The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates. Note: the above categories are consistent with those used for internal risk management purposes and do not relate to financial statement captions.
The VaR figures in the table above relate to all books under trading governance. In general, the level of the trading VaR was lower in 2010, continuing the decreasing trend of 2009. The interest rate market, which includes both the general interest rate and credit spread exposures, provided the largest contribution to the trading VaR. The average VaR over 2010 was substantially lower than over 2009 (average VaR 2010: EUR 22 million and average VaR 2009: EUR 39 million). In line with the trend of 2009, the VaR decreased to EUR 19 million towards the end of 2010. This decrease is to a large extent related to the increased diversification of non-linear and linear risk as a result of the HVaR implementation as explained under ‘Measurement’. Another reason is the discontinuing of the strategic trading business in the United States, as part of ING’s continued balance sheet strengthening.
REGULATORY CAPITAL
According to the Dutch regulation, regulatory capital for trading portfolios can be calculated using the standardized approach (CAD1) or an internal model approach (CAD2). In 1998, ING received approval from the DNB to use an internal Value-at-Risk (VAR) model to determine the regulatory capital for the market risk in most trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the internal VaR model, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using standardized fixed risk weights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Regulatory capital requirements:

	Standardized Approach		Internal Model Approach			Total
	2010	2009	2010	2009	2010	2009
Interest rate / Credit spread	105	127	172	233	277	360
Equity			40	75	40	75
Foreign exchange(1)	32	23	15	33	47	56

Total	137	150	227	341	364	491

(1)	The FX exposure under the Standardised Approach contains FX exposures on both trading and banking books
In 2010, ING applied the CAD2 model for most of its trading activities. The standard CAD1 model is used for some trading books in smaller locations and/or products for which the internal model is not yet CAD2 compliant. The aim of ING is to receive CAD2 status for all its trading books. In 2010, several trading books were moved from the standardized model to the internal model, further reducing the number of books under the standardized model. It should be noted that due to the conservative nature of the CAD1 model the capital charge for the standardized approach is much larger than for the internal model approach.
VaR Values for Internal Model Approach Portfolios:

			2010		Year end
	Minimum	Maximum	Average	2010	2009
Interest rate / Credit spread	16	28	20	18	21
Equity	1	9	4	3	5
Foreign exchange	1	9	2	4	3
Diversification effect (1)			(6)	(8)	(4)

Total	15	28	20	17	25

(1)	The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates. Note: the above categories are consistent with those used for internal risk management purposes and do not relate to financial statement captions
The VaR figures in the table above only relate to the CAD2 trading books for which the internal model approach is applied. The VaR figures reported under Consolidated VaR trading books relate to all books under trading governance.
Sensitivities
The following tables show the largest trading foreign exchange positions and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors.
Most important foreign exchange positions (year-end 2010):

	2010		2009
Foreign exchange		Foreign exchange
US dollar	(457)	US dollar	(266)
Taiwan dollar	155	Chinese yuan	208
Chinese yuan	83	Bulgarian lev	37
South Korean won	68	Polish zloty	31
Bulgarian lev	(57)	South Korean won	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Most important interest rate and credit spread sensitivities (year-end 2010):

Amounts in thousands of euros	2010		2009
Interest Rate (BPV (1))		Interest Rate (BPV (1))
Eurozone	(377)	Eurozone	(1,175)
United States	167	United States	(359)
Mexico	(147)	Mexico	(153)
Japan	141	UK	(109)
Russia	(73)	Japan	107

Credit Spread (BPV (1))		Credit Spread (BPV (1))
Eurozone	(596)	United States	(115)
Sweden	(67)	Eurozone	(86)
Hong Kong	(47)	Mexico	(57)
UK	(47)	Japan	(17)
United States	(42)	Russia	(13)

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates or credit spreads.
Credit spread sensitivities per risk class and sector (year-end 2010):

		2010		2009
amounts in thousands of euros		Financial		Financial
Credit Spread (BPV (1))	Corporate	Institutions	Corporate	Institutions
1 (AAA)	(8)	(211)	(18)	(145)
2-4 (AA)	(25)	(212)	(18)	(34)
5-7 (A)	(32)	(257)	83	(100)
8-10 (BBB)	(77)	(102)	16	14
11-13 (BB)	(11)	(47)	(12)	(20)
14-16 (B)	(30)	(8)	(21)	20
17-22 (CCC and Problem Grade)	(24)	(33)	(47)	(11)
No rating			15	(16)

Total	(207)	(870)	(2)	(292)

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates or credit spreads.
Market risk in banking books
Organization
ING makes a distinction between trading and banking (non-trading) books. Positions in trading books can change swiftly, whereas positions in banking books are intended to be held until maturity, or at least for the long term. Books that contain positions to hedge exposures resulting from commercial activities are also classified as banking books.
Interest rate risk in banking books
Interest rate risk in the banking books is defined as the potential negative impact that moving interest rates have on earnings or market value. The management of interest rate risk follows the Asset & Liability Management (ALM) framework as approved by ALCO Bank. Main goal of this framework is to transfer interest rate risks out of commercial books in order to manage it centrally. This allows for a clear demarcation between commercial business results and results on unhedged interest rate positions.
ING distinguishes three types of activities: investment of own capital (by Capital Management), commercial business (ING Direct, Retail Banking and Commercial Bank) and the strategic interest rate position (Financial Markets ALM). The scheme below presents the ALM framework:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Below, the three activities are described in more detail.
Capital Management is responsible for managing the investment of own funds (core capital). Capital is invested longer term, targeting to maximize return, while keeping it stable at the same time.
Commercial activities lead to interest rate risk, as repricing tenors of assets differ from those of liabilities. Linear interest rate risk is transferred out of the commercial business into the risk center (FM ALM), leaving convexity risk and model risk with the commercial business. The convexity risk is a result of hedging products that contain embedded options, like mortgages, by using linear hedge instruments. Model risk reflects the potential imperfect modeling of client behavior. The risk transfer process takes place on a monthly basis, but more often if deemed necessary, for instance in volatile markets.
In the risk transfer process, client behavioral characteristics play an important role. The behavior in relation to mortgages, loans, savings and demand deposits is modeled by CMRM, following extensive research. Models and parameters are back-tested regularly and updated when deemed necessary. In the modeling of savings and current accounts different elements play a role: pricing strategies, outstanding and expected volumes and the level and shape of the yield curve. The analyses result in an investment rule for the various portfolios. With respect to mortgages and loans, prepayment behavior and the interest sensitivity of the embedded offered rate options are modeled.
In line with other commercial businesses, ING Direct transfers interest rate risk out of their commercial books to a large extent. The difference being that the risks are transferred directly to the external market, instead of to the risk center (FM ALM).
Within ING Commercial Banking, FM ALM contains the strategic interest rate position. The main objective is to maximize the economic value of the book and to generate adequate and stable yearly earnings within the risk appetite boundaries set by ALCO Bank.
In the following sections, the interest rate risks in the banking books are presented. ING uses risk measures based on both an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Several small banking books are governed by the trading risk process and are therefore excluded from the following banking book risk tables. These are included in the trading risk graph and table in the section ‘Market Risk in Trading Books’.
Earnings Sensitivity (ES)
ES measures the impact of changing interest rates on (pre tax) IFRS earnings. The ES figures in the table below reflect an instantaneous shock up of 1% and a time horizon of one year. Management interventions are not incorporated in these calculations; balance sheet dynamics (e.g. new business) where significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The ES is dominated by convexity risk and by the strategic interest rate position in FM ALM. The investment of own funds only impact the ES marginally, given the long term duration.
Earnings Sensitivity banking books (1% instantaneous upward shock to interest rates):

	2010	2009
By Currency
Euro	(237)	(262)
US dollar	(114)	(193)
Pound sterling	(15)	(26)
Other	50	46

Total	(316)	(435)

In an environment where short term rates remain at relative low levels, both in the Eurozone and the US, the ES showed a limited decrease in 2010. Interest paid on liabilities is expected to be less sensitive to market rate changes.
Net Present Value (NPV) at Risk
NPV-at-Risk measures the impact of changing interest rates on value. As a full valuation approach is applied, the risk figures include convexity risk that results from embedded optionalities like mortgage prepayment options. Like for ES calculations, an instantaneous shock up of 1% is applied.
The full value impact cannot be directly linked to the balance sheet or profit and loss account, as fair value movements in banking books are generally not reported through the profit and loss account or through equity. The largest part, namely the value mutations of the amortized cost balances, is neither recognized in the balance sheet nor directly in the profit and loss account. The value mutations are expected to materialize over time in the profit and loss account, if interest rates develop according to forward rates throughout the remaining maturity of the portfolio.
The NPV at Risk is dominated by the interest rate sensitive long term investments of own funds. The value of these investments is impacted significantly if interest rates move up by 1%. Convexity risk in retail portfolios as well as the strategic interest position in FM ALM also contribute significantly to the overall NPV at Risk.
NPV-at-Risk banking books (1% instantaneous upward shock to interest rates):

	2010	2009
By Currency
Euro	(2,446)	(1,811)
US dollar	(205)	(39)
Pound sterling	(19)	(53)
Other	48	68

Total	(2,622)	(1,835)

Total NPV-at-Risk increased in the course of 2010. The change was strongly influenced by the increase in long term interest rates in the 2nd half of 2010, which increased the duration of mortgages and thereby the value sensitivity to a further rate increase. Besides, the slow housing market in the Netherlands also led to an increase in the mortgage duration.
Basis Point Value (BPV)
BPV measures the impact of a 1 basis point increase in interest rates on value. To a large extent the BPV and NPV at Risk reflect the same risk - the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.
In line with NPV at Risk, the bank’s overall BPV position is dominated by the long term investment of capital, as the present value of this position is significantly impacted if interest rates move up by 1 basis point. Convexity risk plays a less important role, given that BPV only reflects small movements in interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
BPV per currency banking books:

Amounts in thousands of euros	2010	2009
By currency
Euro	(21,760)	(15,340)
US dollar	(548)	757
Pound sterling	(284)	(684)
Other	175	475

Total	(22,417)	(14,792)

The total BPV position increased in 2010 for the same reasons as the increase in NPV-at-Risk. The duration of mortgages increased on the back of higher interest rates (both in the United States and the Eurozone) and a slow Dutch housing market.
Foreign exchange (FX) risk in banking books
FX exposures in banking books result from commercial banking business (business units doing business in other currencies than their base currency), foreign currency investments in subsidiaries (including realized net profit and loss) and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.
Commercial banking business
Every business unit hedges the FX risk resulting from commercial results into its base currency. Consequently, assets and liabilities are matched in terms of currency.
FX Translation result
ING’s strategy is to protect the target core Tier 1 ratio against FX rate fluctuations, whilst limiting the volatility in the profit and loss account. Compared to 2009 the strategy has changed in 2010 from protection of the target Tier 1 ratio to protection of the target core Tier 1 ratio instead. The strategy is achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target core Tier 1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates. The following table presents the currency exposures in the banking books for the most important currencies:
Net currency exposures banking books

	Foreign Investments			Hedges	Net Exposure
	2010	2009	2010	2009	2010	2009
US dollar	7,275	6,913	(606)	(3,980)	6,669	2,933
Pound sterling	(993)	(1,155)	1,144	1,220	151	65
Polish zloty	1,371	1,153	(643)	(486)	728	667
Australian dollar	2,908	2,186	(2,056)	(1,423)	852	763
Turkish lira	1,891	1,752	(444)	(233)	1,447	1,519
Other currency	7,160	7,321	(4,028)	(3,549)	3,132	3,772

Total	19,612	18,170	(6,633)	(8,451)	12,979	9,719

The US dollar Net Exposure increased significantly in 2010 due to the changed hedging strategy. The significantly decreased Net exposure in the category ‘Other currency’ is mainly caused by changed share prices of strategic equity stakes. For example, the share price of the bank’s equity stake in Bank of Beijing decreased over 30%, decreasing the Chinese renmimbi exposure.
In order to measure the remaining sensitivity of the target core Tier 1 ratio against FX rate fluctuations, the core Tier 1 ratio at Risk (cTaR) measure is used. It measures the drop in the core Tier 1 ratio from the target when stressing a certain FX rate. The stress scenarios for the FX rates that are used for calculating the cTaR, are presented in the last two columns. Only the scenarios are presented that negatively impact the target core Tier-1 ratio: depending on whether the actual foreign currency position is above or below the target position, the worst case scenario is either negative or positive. A positive stress scenario means that the foreign currency appreciates against the Euro. For the Pound sterling this means that at the end of 2010 the target core Tier 1 ratio would only decrease by 0.02% in absolute terms (e.g. from 9.02% to 9.00%) if the Pound Sterling appreciates by 15%. Backtesting shows that the strategy was effective in 2010; the core Tier 1 ratio was hardly affected by changing FX rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Core Tier 1 ratio sensitivity ING Bank:

		cTaR	Stress Scenario
	2010	2009	2010	2009
By Currency
US dollar		0.11%	15%	15%
Pound sterling	0.02%	0.02%	15%	15%
Polish zloty	0.01%	0.01%	(15%)	(15%)
Australian dollar	0.01%	0.02%	(20%)	(20%)
Turkish lira		0.01%	25%	(25%)
Equity price risk in banking books
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a strategic portfolio with substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 1,494 million (2009: EUR 1,396 million) and equity securities held in the Available-for-Sale (AFS) portfolio of EUR 2,741 million (2009: EUR 3,682 million). The value of equity securities held in the AFS portfolio is directly linked to equity security prices with increases/decreases being recognized (except in the case of impairment) in the revaluation reserve. During the year ended December 31, 2010 the revaluation reserve relating to equity securities held in the Available-for-Sale portfolio fluctuated between a month-end low amount of EUR 1,723 million (2009: EUR 1,198 million) and a high amount of EUR 2,370 million (2009: EUR 2,536 million). Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value is therefore not directly linked to equity security prices.
Equities Unrealized Gains and Losses in the AFS portfolio:

	2010	2009
Gross unrealised gains	1,728	2,570
Gross unrealised losses	(1)	(12)

Total	1,727	2,558

Total capital requirement for equity price risk under the Simple Risk Weight Approach at December 31, 2010 results in EUR 310 million (2009: 364 million).
Real Estate price risk in banking books
Real estate price risk arises from the possibility that real estate prices fluctuate. This affects both the value of real estate assets and earnings related to real estate activities. The crisis in the financial markets could lead to a further slowdown of the world economy in general. These global economic factors could have future negative consequences for the value of and earnings related to real estate assets.
ING Bank has three different categories of real estate exposure on its banking books. First, ING Bank owns buildings it occupies. Second, ING Bank has a Real Estate Development company for which results are dependent on the overall real estate market. The general policy is to mitigate this risk by pre-sale agreements where possible. Third, ING Bank has co-invested seed capital and bridge capital to support the launch of various real estate funds. A decrease in real estate prices will cause the value of this seed and bridge capital to decrease and will lower the level of third party assets under management, which in turn will reduce the fee income from this activity.
For the third category mentioned above, real estate price shocks will have a direct impact on reported net profit and loss. ING Bank’s real estate exposure (i.e. including leverage and committed purchases) is EUR 5.2 billion of which EUR 2.0 billion is recorded as fair value through P&L. The remaining EUR 3.1 billion is booked at cost or is revalued through equity (with impairments going through P&L).
In total, Real Estate exposure decreased by EUR 1.8 billion mainly as a result of divestments (EUR (1.5) billion). Other important changes are: negative fair value changes (EUR (0.1) billion), impairments (EUR (0.4) billion) and FX appreciation (EUR +0.2 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Real Estate Exposure banking books recorded as fair value through P&L (by geographic area and sector type):

	2010	2009		2010	2009
Continent			Sector
Europe	662	871	Residential	207	198
Americas	812	1,590	Office	385	498
Australia	189	493	Retail	620	852
Asia	349	325	Industrial	516	1,255
Other	14		Other	298	476

Total	2,026	3,279	Total	2,026	3,279

ING Bank’s real estate exposure revaluing through P&L decreased significantly mainly caused by sales of Canadian and Australian funds. The fair value changes (EUR (0.1) billion) related to investments in funds were limited in 2010 compared with 2009.
Real Estate Exposure banking books not revalued through P&L (by geographic area and sector type):

	2010	2009		2010	2009
Continent			Sector
Europe	2,772	3,290	Residential	614	618
Americas	70	235	Office	1,456	1,547
Australia	204	159	Retail	874	883
Asia			Industrial	43	74
Other	99		Other	158	562

Total	3,145	3,684	Total	3,145	3,684

ING Bank’s real estate exposure not revaluing through P&L has decreased, which is mainly driven by impairments in Real Estate Development.
ING BANK — LIQUIDITY RISK
Definition
Liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialize both through trading and non-trading positions.
Governance
As with other bank market risks, liquidity risk falls under the supervision of the ALCO function within ING Bank, with ALCO Bank as the highest approval authority.
ALCO Bank determines the liquidity risk framework after which this is cascaded down in the organization under the responsibility of the regional and local ALCOs.
The main objective of ING’s liquidity risk framework is to ascertain — by means of proper risk appetite limits — that sufficient liquidity is maintained in order to ensure safe and sound operations under a variety of circumstances.
For this purpose liquidity risk is measured, managed and controlled from three different angles, namely a structural, a tactical and a contingency point of view.
Liquidity Risk Management
CMRM is responsible for liquidity risk management and bears the responsibility for the identification, measurement and monitoring of the liquidity risk position. Next to this it is responsible for performing liquidity risk stress testing. For stress testing purposes, on a monthly basis and as per Dutch Central Bank guidelines, ING Bank’s liquidity positions are stress tested under a scenario that is a mix between a market event and an ING specific event. Also on periodic and ad-hoc basis additional stress testing exercises are undertaken on consolidated and local level.
Structural liquidity risk
Structural liquidity risk is the risk that the structural, long term balance sheet cannot be financed timely or at a reasonable cost. For the purpose of managing structural liquidity risk, a specific advisory committee to ALCO Bank has been established.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
This committee which consists of key representatives from Corporate Market Risk Management, Capital Management and Financial Markets focuses on all liquidity risk aspects from a going concern perspective. The main objective of the committee is to maintain a sound liquidity profile through:
•	Maintaining a well diversified mix of funding sources in terms of instrument types (e.g. unsecured deposits, commercial paper, long term bonds or repurchase agreements), fund providers (e.g. professional money market players, wholesale and retail clients), geographic markets and currencies;
•	Actively managing access to the capital markets by regularly issuing public debt in all material markets and the maintenance of investor relations;
•	Holding a broad portfolio of eligible assets that can be utilized to obtain secured funding, e.g. from the repo market or (E)CB; in this respect the total eligible collateral position amounts to EUR 156.6 billion (nominal);
•	Management of liquidity gaps, taking into account the asset mix and both the secured and unsecured funding opportunities of ING Bank;
•	Maintaining a funds transfer pricing policy in which ING Bank’s cost of liquidity is adequately reflected both under a going concern and a contingency perspective.
With respect to funding sources, ING Bank aims to fund its own originated assets (loans) by an equal amount of own originated liabilities (deposits), meaning a loan-to-deposit ratio of approximately 1. Ultimo 2010 the LtD ratio (excluding securities at amortized costs and IABF receivable) equals 1.05. In the table below the actual funding mix is displayed.
ING Bank Funding Mix:

	2010	2009
Funding type
Retail deposits	46%	46%
Corporate & other deposits	19%	17%
Interbank (incl central bank)	8%	10%
Lending / repurchase agreement	7%	8%
Public debt	17%	16%
Subordinated debt	3%	3%

Total	100%	100%

The funding mix remained well diversified and according to targets set. Deposits accounted for 65% of the total funding mix.
Tactical liquidity risk
Liquidity risk which is resulting from short term cash and collateral positions is managed in the risk framework from a tactical liquidity risk perspective. The day-to-day management of the overall short term liquidity risk of ING Bank is delegated to Financial Markets Amsterdam, while regional and local Financial Markets departments manage liquidity in their respective regions and locations. Within Financial Markets, the focus is on the daily and intraday cash and collateral positions and the policy is to manage and sufficiently spread day-to-day funding requirements.
Contingency liquidity risk
Contingency liquidity risk specifically relates to the organization and planning for liquidity management in time of stress. Within ING, for contingency purposes, a specific crisis team - consisting of key Board Members, representatives from Corporate Departments (e.g. Risk and Capital Management) and Treasuries — is responsible for liquidity management in times of crisis. Throughout the organization adequate and up-to-date contingency funding plans are in place to enable senior management to act effectively and efficiently in times of crisis.
Contingency funding plans address both temporary and long-term liquidity disruptions, triggered by either a general market event or an ING specific event.
New developments
In the aftermath of the crisis, all financial institutions have been confronted with a large number of new regulatory requirements which are being implemented or are in the course of implementation. With regard to liquidity ING Bank is well on track in the implementation of CRDII. As in respect of Basel III, and the to be implemented Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR),

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
further alignment will take place in the upcoming observation periods, ING will keep track of what is expected and will be at required levels well in time.
ING INSURANCE FINANCIAL RISKS
ING is engaged in selling a broad range of life and non-life insurance products. Risks from these products arise with respect to the adequacy of insurance premium rate levels and provisions for insurance liabilities, earnings and capital position, as well as uncertainty as to the future returns on investments of the insurance premiums. Financial Risks are classified as insurance risk (actuarial and underwriting), market risk, liquidity risk, credit risk and business risk. Compliance risk, legal risk and operational risk are classified as Non-Financial Risks.
The Management Board Insurance is responsible for managing risks associated with the activities of ING Insurance. The responsibility for measurement and management of credit risk and operational risk resides with Corporate Credit Risk Management (CCRM) and Corporate Operational Risk Management (CORM) respectively. Corporate Insurance Risk Management (CIRM) is responsible for insurance risk, market risk and liquidity risk measurement and management, business risk measurement, as well as ensuring that investment mandates adequately address credit portfolio risk.
Risk management governance
ING’s Insurance Risk Management (IRM) is organized along a functional line comprising three levels within the organization: the corporate, business line and business unit levels. The General Manager of CIRM, the Chief Insurance Risk Officer, heads the functional line and reports to the ING Group CRO. Each of the business lines and business units has a similar function headed by a Chief Insurance Risk Officer (business line and business unit CRO/CIRO). This layered, functional approach ensures consistent application of guidelines and procedures, regular reporting and appropriate communication vertically through the risk management function, as well as providing ongoing support for the business. The scope, roles, responsibilities and authorities of the risk management function at different levels are clearly described in an Insurance Risk Management Governance Framework to which all consolidated business units and business lines must adhere.
The objective of the insurance risk management function is to provide the business a sustainable competitive advantage by fully integrating risk management into the tactical daily business activities as well as ING’s broader business strategy. Insurance Risk Management accomplishes this through four core activities. First, the IRM function ensures that products and portfolios are structured, underwritten, priced, approved and managed appropriately in compliance with internal and external rules and guidelines. Second, IRM ensures that the ING Insurance risk profile is transparent and well understood by management and stays within delegated authorities, with a ‘no surprises’ approach to reporting and monitoring risks. Third, IRM ensures that both risk and reward are adequately considered in the development of business strategy, for example by supporting the planning and allocation of capital and limits during the strategic planning process. Finally, IRM ensures that these steps are understood by ING’s stakeholders, including shareholders, rating agencies, regulators and policy holders.
Risk management policies and tools
To ensure appropriate risk management, CIRM in close co-operation with the business line CROs/CIROs, has developed Standards of Practice guidelines and tools to manage risks. While these standards are principle based, they include mandatory requirements to which the business unit CROs/CIROs must adhere.
A critical aspect of risk management is that all new products are designed, underwritten and priced appropriately. This is explicitly covered by the Standard of Practice for the Product Approval and Review Process (PARP). This standard includes requirements related to risk profile, traditional and value-oriented pricing metrics and targets and documentation. Customer Suitability is integral part of the PARP requirements since December 2009. In addition to insurance and market risks, the requirements refer to credit risks, operational risks, compliance and legal risks. For these risks, the IRM network works closely together with the other relevant risk departments. The PARP also includes requirements to assess sensitivities to changes in financial markets, insurance risk (e.g. mortality and claims development), compliance risks, legal risks and operational risks, as well as assessment of the administration and accounting aspects of the product.
Other standards prescribe quarterly insurance risk reporting, ALM procedures and reporting, actuarial and economic assumption setting and reserve adequacy testing amongst others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING Insurance has developed an Economic Capital approach similar to that used within ING Bank. This is used as one of its core risk measurement tools. An exception is the US Insurance business which is managed based on Regulatory Capital. More details on the Economic Capital model are described in the Model Disclosure section. The ECAPS system provides a well controlled and automated basis for Economic Capital and risk measurement. Beyond measurement and reporting, the ECAPS system also provides greatly enhanced portfolio and capital analysis tools for management purposes.
CIRM expects this system to be the foundation of its internal fair value and solvency model, including the calculation of capital requirements following the introduction of Solvency II. Through 2010 the system has been enhanced and its functionalities expanded.
To further manage risk, ING Insurance has implemented several limit structures. Examples include but are not limited to the following:
•	Market Risk limits on sensitivities of Available Financial Resources, IFRS Earnings and Regulatory Capital. These limites provide the fundamental framework to manage the market and credit risks resulting from the Insurance operations’ asset / liability mismatch;
•	Credit risk concentration limits;
•	Mortality concentration limits;
•	Catastrophe and mortality exposure retention limits for its insurance risk; and
•	Investment and derivative guidelines and limits.
Reserve adequacy
CIRM instructs and supervises all ING Insurance entities to ensure that the total insurance liabilities of ING Insurance (both reserves and capital) are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. This is done by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin, ensuring that the reserves remain adequate based on current assumptions. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets and new money and reinvestment rates. For new money and reinvestments long-term best estimate assumptions are taken into account, although current new money rates are used for the short-term reinvestments. For most products stochastic testing is required, taking the 90% point as the testing outcome. In the case where deterministic testing is used the 90% confidence level is achieved by subtracting risk margins off 20% of the best-estimate interest rates or one percent point, whichever is higher.
As of the fourth quarter of 2010, the Closed Block Variable Annuity business in the US is reported and analyzed separately from the other US business in the internal management reporting. Therefore as of October 1, 2010 ING reports the US Closed Block VA business as a separate business line to improve transparency and ongoing business. ING Group’s accounting policy for reserve adequacy as set out in the Accounting policies for the consolidated annual accounts of ING Group requires each business line to be adequate at the 50% confidence level. The separation of the Closed Block VA business into a separate segment triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new US Closed Block VA business line to the 50% level. This charge is reflected as a DAC write-down of EUR 975 million before tax.
While the reserves for the segment US Closed Block VA are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. In line with Group Policy, US Closed Block VA is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING INSURANCE RISK PROFILE
The risk appetite of ING Insurance is derived from the ING Group risk appetite and is aligned with how its business is being managed and anticipating regulatory developments going forward. The risk appetite of ING Insurance is bound by local regulatory restrictions and by the target ratings for both the Insurance holding companies and certain rated operating subsidiaries.
•	For the EurAsia and LatAm insurance business we align the Economic Capital (EC) definition with the Solvency II Capital Requirement which is based on a 99.5% confidence level. The target ratio of Available Financial Resources (AFR) over Economic Capital is set based on the business strategy and resulting risk appetite defined by the Management Board Insurance;
•	For the US insurance business the risk appetite is aligned with local US Regulatory Capital requirements.
The EurAsia and LatAm business includes the Benelux, Central & Rest of Europe, Asia Pacific and Latin America business lines. For the risk profile it is currently not yet feasible to show the Latin America business separately from the EurAsia business. The US business includes the Insurance US and US Closed Block VA business lines. The risk of ING Investment Management (IIM) business line for EurAsia and LatAm has no material impact and is therefore incorporated in the numbers of EurAsia and LatAm. The same applies to the risk of IIM for the US, which is therefore incorporated in numbers of the US.
ING Insurance risk metrics in 2010
For the EurAsia and LatAm business the insurance risk appetite is managed based on the metrics disclosed below:
•	Economic Capital: the amount of capital that is required for the current net asset value (based on fair value) to absorb unexpected losses in a severe stress scenario based on a 99.5% confidence level. This metric is aligned with Solvency II.
•	AFR Sensitivities: the potential reduction of the current net asset value (based on fair values) during a moderate stress scenario. This metric drives the ratio of Available Financial Resources over Economic Capital.
•	Earnings Sensitivities: the potential reduction in IFRS earnings during a moderate stress scenario. Maintaining a high quality of earnings helps ING to safeguard against being downgraded by the rating agencies.
The US insurance business is managed to a risk appetite based on two key risk metrics:
•	US Regulatory Capital Sensitivities: the potential reduction, under a moderately market and credit stress scenario, of the excess of available statutory capital above the minimum required under the US regulatory Risk Based Capital (RBC) methodology. The RBC methodology is prescribed by the National Association of Insurance Commissioners (NAIC) and applies to US domiciled regulated insurance entities.
•	Earnings Sensitivities: the potential reduction in IFRS earnings during a moderate stress scenario. Maintaining a high quality of earnings helps ING to safeguard against being downgraded by the rating agencies.
During 2010 the regulatory capital sensitivities effectively replaced Economic Capital as a key risk based metric on which the US insurance business is measured. Therefore, we have excluded the US insurance business from our Economic Capital risk metrics and related AFR sensitivities in order to better align reported risk metrics with those to which the US businesses are primarily managed and which are the most common benchmarks in the regulatory and competitive environments in which the US businesses operate. To allow for reconciliation with the Economic Capital numbers shown in the Risk Management Section of the Annual Report 2009, we show US Economic Capital for 2009 split by risk type.
ING Insurance’s risk metrics cover the most important aspects in terms of performance measures where risk can materialize and are representative of the regulatory constraints that our business is subject to. The sensitivities for AFR, Earnings and US Regulatory Capital are important metrics since they provide insight into the level of risk ING takes under ‘moderate stress’ scenarios. They also are the basis for internal risk management.
When interpreting the Economic Capital and sensitivities for AFR, Earnings and US Regulatory Capital it is important to note that these metrics do not take into account discretionary risk mitigation in a specific crisis situation, and are based on instantaneous shock scenarios.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Economic Capital ING Insurance — EurAsia and LatAm Insurance Business
The objective of the ING Insurance Economic Capital framework is to achieve an advanced risk and capital measurement and management structure that:
•	Covers all identified risks in the business units and is applied consistently across all risks and business units within its scope, i.e. EurAsia and LatAm;
•	Facilitates and encourages adequate risk- and capital management, including the proper pricing of products and sound capital allocation decisions.
The ING Insurance Economic Capital model is based on a 99.5% one-year Value at Risk framework. During 2010 we changed the Value at Risk confidence interval from 99.95% to 99.5% to align with the Solvency II standard for internal models which will become the group regulatory constraint for the EurAsia and LatAm insurance business. For the total Economic Capital figures, we also provide ratios based on both confidence intervals to provide comparability between the figures reported in the risk management section of the annual report 2009 and the figures provided below. It is important to note that since industry practice relating to Economic Capital is still evolving and moreover, Solvency II standards are still under discussion, ING Insurance models are expected to evolve as a result.
ING has carried out a rigorous review of the internal model in the context of a Solvency II gap analysis. In the review we benchmarked our models against the Solvency II Standard Formula, the CEIOPS consultation papers and commentary of expert groups like CRO Forum and Group Consultative. We consequently plan further refinements of our Economic Capital model that address improvements of our market risk calibration, in particular for spread risk; business risk, to improve our capturing of policyholder behavior risk and to address country risk; and operational risk. These changes will result in a material increase of our EC on top of the amount shown in the tables below which we estimate to be between one and two billion euro as at year end 2010. This estimate is not included in the tables below.
The ING Insurance Economic Capital model is described in more detail in the Model Disclosure section.
Economic Capital disclosures include diversification benefits that arise within ING Insurance (EurAsia and LatAm). Although the diversification benefits in 2010 are very similar to those in 2009 it is important to point out that this is the result of two offsetting impacts. Firstly, the 2010 Economic Capital no longer includes the US business which results in a higher diversification benefit between risk types and business units. Secondly, the 2010 Economic Capital has a lower recognition of market risk diversification due to an updated method to define market risk correlations which results in a lower diversification benefit between risk types and business units.
The following table provides an Economic Capital break down by risk category with diversification benefits allocated to the risk types:
Economic Capital break-down ING Insurance EurAsia and LatAm (99.5%) by risk category (1)(2):

	2010	2009
Credit risk (including Transfer risk)	394	325
Market risk (including credit spread risk)	7,079	4,228
Insurance risk	1,283	982
Other risks (2)	1,606	1,419

Total insurance operations EurAsia and LatAm	10,362	6,954

(1)	The Economic Capital outcomes do not reflect any potential tax benefit resulting from the loss that occurs under the specified circumstances.

(2)	Other risk includes operational risk as well as business risk (covering expense risk and lapse risk).
Diversification across the risk categories is 30% for 2010 for EurAsia and LatAm (32% for 2009 for combined ING insurance business, including US).
The Economic Capital for ING Insurance EurAsia and LatAm is mostly related to market risks, both hedgeable and non-hedgeable. Overall, Economic Capital and risk profile of the EurAsia and LatAm insurance business increased during 2010. The primary change came from increased market risk, relating mainly to an increased equity and foreign exchange exposure and due to a partial unwinding

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
of economic hedges in combination with a lower recognition of market risk diversification within the Economic Capital model. Lower diversification is also the main driver of the increases in the other risk categories.
The change in confidence interval from 99.95% to 99.5% reduced our 2010 Economic Capital for the EurAsia and LatAm business by 24% across risk types (25% for 2009). For market risk, insurance risk and other risks the reduction due to this change is in the same order of magnitude. For credit risk the reduction is more significant due to its fat tailed distribution.
As we no longer include the US business in our Economic Capital we provide for 2009 the numbers for both the EurAsia and LatAm and US insurance business. The 2009 US figures are provided in the table below.
Economic Capital break-down ING Insurance US (99.5%) by risk category (1)(2):

2009
Credit risk (including Transfer risk)	510
Market risk (including credit spread)	4,528
Insurance risk	214
Other risks (2)	1,215

Total insurance operations	6,467

(1)	The Economic Capital outcomes do not reflect any potential tax benefit resulting from the loss that occurs under the specified circumstances.

(2)	Other risk includes operational risk as well as business risk (covering expense risk and lapse risk).
The change in confidence interval reduced our US 2009 Economic Capital number by 27% across risk types. Allowing for the change in confidence interval for both US 2009 figures and EurAsia and LatAm 2009 figures, and then adding these figures will allow for reconciliation with the Economic Capital numbers shown in the Risk Management Section of the Annual Report 2009.
The following table provides the Economic Capital, breakdown by business line with diversification benefits allocated to the business lines.
Economic Capital break-down by ING Insurance business line for EurAsia and LatAm Business:

	2010	2009
Insurance Latin America	611	670
Insurance Asia/Pacific	1,750	1,688
Insurance Benelux	3,604	2,205
Insurance Central & Rest of Europe	783	765
Corporate Line Insurance (1)	3,614	1,626

Total insurance EurAsia and LatAm	10,362	6,954

(1)	Corporate Line includes funding activities at ING Insurance (EurAsia and LatAm) level, explicit internal transactions between business unit and Corporate Line, managed by Capital Management, and corporate reinsurance. The responsibility (and risk) of free assets located within the business line for which there is no explicit transfer via a Corporate Line transaction remain at the business unit level.
While the figures above are shown by business line, the diversification of risks across ING businesses is calculated across business units. Total diversification between ING Insurance’s business units and the Corporate Line Insurance is 31% for 2010 for EurAsia and LatAm (32% for 2009 for combined ING insurance business, including US).
Insurance Benelux and Corporate Line are the largest users of Economic Capital. Increased interest rate, equity, credit spread exposure and a lower recognition of diversification has increased Economic Capital for Benelux. The Corporate Line risk includes foreign exchange translation risk related to the potential loss of market value surplus in non-Euro denominated business units. The corporate line increase in Economic Capital has four main causes: the reinsured Japan variable annuity business, which is now included in the corporate line (in 2009 included in Asia/Pacific), the increased Economic Capital related to the minority stake in our Brazil business which is included in the corporate line, and a higher translation risk exposure mainly from increased market value surplus in non-Euro business and a decreased recognition of diversification. The Asia/Pacific risk is unchanged as a lower recognition of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
diversification offsets the move of the reinsurance Japan variable annuity business to the corporate line.
Regulatory Capital Sensitivities — US Insurance Business
For the capital adequacy assessment of ING’s US domiciled regulated insurance business, available capital is measured under US statutory accounting principles and required capital is measured under the US regulatory Risk Based Capital (RBC) methodology defined by the National Association of Insurance Commissioners (NAIC). Commonly in the US an insurer’s financial strength and ability to meet policyholder obligations is measured in terms of the amount of statutory capital held in relation to the “Company Action Level” RBC defined by the NAIC framework. Note that the level of capital required by rating agencies to maintain an acceptable claims paying ability rating is well above the regulatory minimum defined by Company Action Level RBC. Consequently the US Insurance business manages its available capital primarily with respect to capital metrics that are aligned with the models of the various ratings agencies.
The US Insurance business calculates regulatory capital sensitivities on the Risk-Based Capital model of the National Association of Insurance Commissioners (NAIC) in order to provide insight into how the amount of available capital in excess of regulatory required capital is sensitive to an increase or decrease in different market and credit risk factors under a moderate stress scenario which corresponds approximately with a 1-in-10 event. Our regulatory capital sensitivities are calculated in aggregate for the US domiciled regulated insurance entities.
Statutory capital in the US domiciled regulated insurance entities ended 2010 with an estimated EUR 4,009 million in excess of Company Action Level RBC. The Capital Management section describes the ratio of available statutory capital over required capital at the Company Action Level.
The table below presents market risk sensitivity figures before diversification between risks and legal entities. The stress events are described in the Model Disclosure section. Interest rates are shocked 30% relative compared to the ten-year swap rate. The credit risk sensitivities are based on the new methodology introduced in 2010 which can be found in the Model Disclosure section. Equities are shocked 25% down. As the US regulatory capital sensitivities as described have only been set up during 2010 there are no 2009 comparable figures available. In 2009 the US Insurance Business was included in the Economic Capital framework which was used to manage the risk.
Regulatory Capital Sensitivities — US Insurance Business (1)(2):

2010
Interest Rate Up	(138)
Interest Rate Down	76
Equity	(298)
Credit	(466)

(1)	Real Estate, Credit Spread, FX and Implied Volatility Sensitivities do not have a material impact

(2)	Sensitivities are calculated at legal entity level and cover US domiciled insurance entities.
Taking into account diversification between risk factors as described in the Model Disclosure section, we are exposed to a EUR 818 million decrease in our excess capital.
ING INSURANCE — MARKET RISKS
ING Insurance is exposed to market risk to the extent to which the market value of surplus can be adversely impacted due to movements in financial markets; these include interest rates, credit spreads, equity prices, Real Estate prices, implied volatilities of options and foreign exchange rates. Changes in financial market prices impact the market value of ING’s current asset portfolio and hedging derivatives directly as well as the calculated market value of ING’s insurance liabilities.
In 2010 ING moved away from managing the market risk purely on an AFR basis (Market Value at Risk limits based on a 99.95% confidence interval) and moved to a new risk limit framework based on limits set on market risk sensitivities for AFR, IFRS Earnings and Regulatory Capital. On at least an annual basis, the Asset Liability Committee (ALCO) Insurance sets market risk limits at business line level, which are ultimately allocated to the business units. The market risk limits are managed by ALCO Insurance at the relevant organizational level. The Group Insurance ALCO determines the aggregate limit and ensures that the Group stays within its risk tolerance limits and allocates the sub-limits to business lines, with similar roles for the business line and business unit ALCOs. Limit

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
breaches by business lines are reported to ALCO Insurance and resolved in accordance with the policy within the next quarter.
The market risk limit framework is based on moderate stress scenarios for market risk drivers. The section below shows the impact of these stress scenarios on AFR and IFRS Earnings. These stress scenarios are described in more detail in the Model Disclosure section.
AFR Sensitivities
AFR Sensitivities are defined as the potential reduction of the current net asset value (based on fair values) during a moderate stress scenario. Interest rates are shocked 30% upwards and downwards relative to the ten year swaps rates. The credit sensitivity in table below is based on a new method introduced in 2010 such that there is no comparable 2009 number available. Equity and Real estate are based on a 25% and 15% downward shock respectively. The FX shock is based on a 10% up or down movement for each currency. Implied volatilities for swaptions are shocked by 30%. The shock for implied volatilities for equities is related to the underlying tenor. More details on the stress scenarios can be found in the Model Disclosure section.
The AFR sensitivities are only applicable for the EurAsia and LatAm insurance business as these sensitivities drive the ratio of Available Financial Resources over Economic Capital. The capital management section discusses the AFR over Economic Capital ratio.
AFR sensitivities for insurance market risks — EurAsia and LatAm Insurance Business:

	2010	2009
Interest Rate Up	329	(626)
Interest Rate Down	(1,538)	(291)
Equity	(1,822)	(988)
Real Estate	(813)	(842)
FX	(1,547)	(1,332)
Credit Spread	(1,746)	n/a
Implied Volatility	(468)	(427)
Interest rate sensitivities are mainly related to the Benelux and Asia/Pacific business. In 2010 the AFR has become significantly more sensitive to downward interest rate movements. Lower interest rate levels have contributed to this increase. Furthermore economic hedges have been unwound in the Benelux.
Equity sensitivity has increased due to unwinding of hedging activities, relating to both direct and indirect exposure and a higher equity value due to positive equity markets in 2010. Direct exposure relates to the holding of shares and is most significant for ING in the Netherlands. Indirect exposure relates to the potential loss of fee income from unit linked, variable annuity, and pension fund business across all regions. Direct exposure represents approximately half of the equity sensitivity, after taking the hedge positions into account.
Credit Spread sensitivity relates to increases in credit spreads from investments in fixed income securities and also includes offsetting movements in the liquidity premium on the liabilities. Sensitivity is largely driven by the general account business in Benelux and to a smaller degree our Asia/Pacific business.
Real Estate sensitivity exists mostly in the Netherlands and relates in a large part to direct Real Estate investments.
Implied volatility sensitivity relates to the risk that market values of assets or liabilities change due to movements in the volatility implied from market option prices. In general, ING is exposed to increases in implied volatility as the guarantees provided to customers become more expensive.
Foreign exchange sensitivity is small in the business units. The main exposure is at the corporate level and relates to the FX translation risk which increase due to a change in the market value surplus of non-Euro businesses and a lower recognition of diversification.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Earnings sensitivities
Complementing Economic Capital, which is based on a market value analysis, ING Insurance also measures risk based on IFRS earnings. More specifically, using scenario analysis, ING Insurance measures the potential sensitivity of realized pre tax earnings of the insurance operations to a change in different risk factors over a full year.
Earnings sensitivities are defined on moderate stress scenarios for pre-tax IFRS earnings. The tables below present figures before diversification between risks and business units. Interest rates are shocked 30% upwards and downwards relative to the ten year swaps rate. The credit sensitivity in the table below is based on new method introduced in 2010 such that there is no comparable 2009 number available. Equity and Real estate are based on a 25% and 15% downward shock respectively. The FX shock is based on a 10% up or down movement for each currency. Implied volatilities for swaptions are shocked by 30%. More details on the stress scenarios can be found in the Model Disclosure section.
Earnings sensitivities for insurance market risks — EurAsia and LatAm Insurance Business:

	2010	2009
Interest Rate Up	(205)	(291)
Interest Rate Down	285	317
Equity	(137)	(172)
Real Estate	(806)	(812)
FX	(152)	(181)
Credit Default	(258)	n/a
The table above shows that Real Estate fluctuations can have a relatively large impact on earnings since most price volatility is reflected in earnings for Real Estate investments. The impact on earnings of interest rates and equity price changes are normally lower than the economic and shareholder’s equity impact given the fact that current accounting rules are not fully market value based. The sensitivity results reflect the impacts of asymmetric accounting, whereby the hedges must be marked to market through earnings while the liability value is not marked-to-market through earnings.
The interest rate sensitivity is dominated by the Dutch separate account business where interest rate derivatives are used to hedge a liability on Group life contracts that is not marked to market.
Earnings sensitivities for insurance market risks — US Insurance Business:

	2010	2009
Interest Rate Up	17	76
Interest Rate Down	(68)	(44)
Equity	(934)	(1,084)
Real Estate	(2)	(2)
Credit Default	(795)	(737)
The US earnings sensitivities are dominated by credit and equity exposure. The credit default exposure relates to general account debt securities. Exposure to Asset Backed Securities (ABS) and Residential Mortgage Backed Securities (RMBS) contributes significantly to the earnings sensitivity. Equity exposure relates mostly to the US Closed block VA where an equity stress scenario results in DAC unlocking. As earnings sensitivities are forward looking, the US Closed Block VA business line sensitivities are based on the situation on January 1, 2011, which reflects the DAC write-down as well as change to apply current market interest rates and current estimates for other assumptions in valuation of insurance liabilities and hedging of the interest rate exposure for the Guaranteed Minimum Withdrawal Benefit (GMWB).
In the US there is no significant earnings sensitivity to Foreign Exchange Rates as the US is managed on a local currency basis and therefore there is no translation risk to the group reporting currency included. There is no significant earnings exposure to non US currencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Real Estate
Real Estate price risk arises from the possibility that the value of Real Estate assets fluctuate because of a change in earnings related to Real Estate activities and/or a change in required investor yield. ING Insurance has two different categories of Real Estate exposure on its insurance books. First, ING Insurance owns buildings it occupies. Second, ING Insurance has invested capital in several Real Estate funds and direct Real Estate assets. A decrease in Real Estate prices will cause the value of this capital to decrease and as such ING Insurance is exposed to Real Estate price shocks. The second category can be divided on the one hand in minority stakes in Real Estate assets that are revalued through equity and on the other hand stakes in funds managed by ING and direct Real Estate revalued through P&L. Only for the last category will Real Estate price shocks have a direct impact on reported net profit.
The crisis in the financial markets has led to a further slowdown of the world economy in general. These global economic factors also had negative consequences for the value of Real Estate assets.
Per year end 2010 ING Insurance has EUR 3.8 billion of Real Estate related investments (excluding leverage). ING Insurance’ Real Estate exposure (i.e. including leverage) is EUR 5.9 billion of which EUR 4.3 billion is recognized as fair value through P&L and EUR 1.6 billion is not revalued through P&L, but is either booked at cost or is revalued through equity (with impairments going through P&L). In total, Real Estate exposure decreased by EUR 179 million mainly as a result of negative fair value changes (EUR 71 million), impairments (EUR 22 million) and divestments (EUR 140 million) compensated by net investments (EUR 16 million) and FX appreciation (EUR 32 million).
Real Estate Exposure (Insurance) recorded as fair value through P&L (by geographic area and sector type):

	2010	2009		2010	2009
Continent			Sector
Europe	4,105	4,236	Residential	349	379
Americas	108	94	Office	1,321	1,366
Australia	10	25	Retail	1,933	1,958
Asia	84	68	Industrial	422	450
Other			Other	282	270

Total	4,307	4,423	Total	4,307	4,423

Real Estate Exposure (Insurance) not revalued through P&L (by geographic area and sector type):

	2010	2009		2010	2009
Continent			Sector
Europe	1,444	1,524	Residential	785	747
Americas	139	125	Office	329	373
Australia			Retail		3
Asia	23	20	Industrial		5
Other			Other	492	541

Total	1,606	1,669	Total	1,606	1,669

ING Insurance — Liquidity risk
As with other ING Insurance market risks, liquidity risk falls under the supervision of the ALCO function. Liquidity risk is the risk that ING Insurance or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. ING Insurance defines three levels of Liquidity Management. Short term liquidity, or cash management covers the day-to-day cash requirements under normally expected or likely business conditions. Long term liquidity management takes into consideration of various expected and adverse business conditions, which will result in the inability of realizing the current market values of the assets. The assets may only be sold at a further distressed price simply due to the lack of liquidity. Stress liquidity management looks at the company’s ability to respond to a potential crisis situation. The day-to-day and ongoing cash management allows for a more proactive response to potential liquidity problems in distressed markets.
ING INSURANCE — INSURANCE RISKS
General
Actuarial and underwriting risks are risks such as mortality, longevity, morbidity, adverse motor or claims development, etc., which result from the pricing and acceptance of insurance contracts. In general, these risks cannot be (easily) hedged directly in the financial markets and tend to be mitigated by diversification across large portfolios. They are therefore primarily managed at the contract level

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
through standard underwriting policies, product design requirements as set by ING’s IRM function, independent product approval processes and risk limitations related to insurance policy terms and conditions agreed with the client.
Measurement
For portfolio risks which are not mitigated by diversification, the risks are managed primarily through concentration and exposure limits and through reinsurance and/or securitization. Aggregate portfolio level limits and risk tolerance levels are set in reference to potential losses stemming from adverse claims in ING’s insurance portfolios which are reviewed annually. ING Group has established actuarial and underwriting risk tolerance levels in specific areas of its insurance operations as described below. For non-life insurance, risk tolerance levels are set by line of business for catastrophic events (e.g. natural perils such as storms, earthquakes and floods) and for individual risks.
For the main non-life units (in the Benelux) the risk tolerance for property and casualty (P&C) business is derived from the total Non-Life earnings of 2009. For 2010, this translated into an aggregated (pre-tax) risk tolerance level of EUR 180 million for the Benelux (2009: EUR 190 million).
In order to determine how much reinsurance protection is required these risk tolerance levels are compared to the estimated maximum probable loss resulting from catastrophic events with a 1 in 250 probability of occurrence which is in line with industry practice. The maximum probable loss estimates for Fire business are based on risk assessment models that are widely accepted in the industry.
For the smaller non-life units, the (pre-tax) risk tolerance level for catastrophe related events for 2010 was set at EUR 5 million (2009: EUR 5 million) per event per business unit.
With respect to life business, ING Group’s (pre-tax) risk tolerance level for 2010 was set at EUR 22 million (2009: EUR 22 million) per insured life for mortality risk. While life insurance risks are considered to be naturally diversifiable by virtue of each life being a separate risk, group contracts may result in significant exposures. For potential losses, resulting from significant mortality events (e.g. pandemics or events affecting life insurance contracts involving multiple lives), ING applies a separate risk tolerance level which equaled EUR 1,100 million in 2010 (2009: EUR 1,100 million). The potential impact of pandemics continues to be modeled by ING based on studies published by respected international organizations.
Overall exposures and concentrations are actively managed within limits and risk tolerance levels through the purchase of external reinsurance from approved reinsurers in accordance with ING’s reinsurance credit risk policy. Particularly for the property and casualty portfolio, ING purchases protection which substantially mitigates ING’s exposure due to natural catastrophes. ING believes that the credit risks to which it is exposed under reinsurance contracts are relatively minor, with exposures being monitored regularly and limited by a reinsurance credit risk policy.
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
The following table provides an overview of the Economic Capital for insurance risks, split into mortality risk, morbidity risk and risk related to P&C products:
Economic Capital Insurance risks EurAsia and LatAm:

	2010	2009
Mortality	797	578
Morbidity	361	298
P&C	125	106

Total EurAsia and LatAm	1,283	982

For insurance risk the EC is shown by risk type above. The tables below show Earnings sensitivities for both EurAsia/LatAm and US Insurance business. The EC are based on a 99.5% confidence level.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The change in confidence level from 99.95% to 99.5% reduced the 2010 Economic Capital for insurance risks by 25% (29% for 2009).
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
Through scenario analyses, ING Insurance measures the sensitivity of pre-tax earnings of the insurance operations to a change of the insurance risk factors over a one year period. These changes to earnings can relate to realized claims or any other profit item that would be affected by these factors. ING assumes that not all the shifts presented below will happen at the same time.
Earnings sensitivities are defined on a shock scenario at the 90% confidence level on IFRS pre-tax earnings. The table below shows the impact on earnings over a one year horizon.
Earnings sensitivities for Insurance risks — EurAsia and LatAm Insurance Business:

	2010	2009
Mortality	(31)	(34)
Morbidity	(100)	(97)
P&C	(49)	(42)
The table above presents figures after diversification between insurance risks and diversification across business units of ING Insurance. The largest earnings sensitivity to P&C claims relates to health and P&C claims in the Netherlands. Earnings sensitivity from Mortality and Morbidity is more evenly spread over the regions.
Earnings sensitivities for Insurance risks — US Insurance Business:

	2010	2009
Mortality	(16)	(12)
Morbidity	(48)	(37)
P&C
The largest contribution to the Mortality sensitivity comes from the Retail Life business while the Morbidity exposure relates for a large part to the Employee Benefit business.
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
Overall portfolio credit risk limits are established and integrated into investment mandates by ALCO Insurance based on asset or investment category and risk classes. Individual issuer limits are determined based on the obligor’s rating. These limits are managed by the region where the parent company is domiciled but may be sub-allocated to regional or local portfolios. In addition, each Insurance company has one or more investment mandates (which may differ by insurance portfolio) specifying credit risk appetite by issuer type and quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
Risk classes: ING Insurance portfolio, as % of total outstandings (1):

			Insurance EurAsia and		Total
	Insurance US			LatAm	ING Insurance
	2010	2009	2010	2009	2010	2009
1 (AAA)	23.4%	25.1%	29.7%	30.5%	27.0%	28.1%
2-4 (AA)	14.5%	13.3%	14.4%	17.2%	14.5%	15.4%
5-7 (A)	24.6%	23.2%	32.1%	30.1%	28.7%	26.9%
8-10 (BBB)	22.3%	20.0%	11.8%	11.0%	16.3%	15.1%
11-13 (BB)	4.2%	7.1%	6.1%	6.5%	5.3%	6.8%
14-16 (B)	4.7%	5.0%	3.0%	2.7%	3.8%	3.7%
17-22 (CCC & Problem Grade)	6.3%	6.3%	2.9%	2.0%	4.4%	4.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration.
ING Insurance risk class distribution remained fairly stable during 2010, as downgrades experienced in the securitization market were compensated by active divestment programs and other de-risking measures. The CCC and Problem Grade class mainly contains downgraded securitizations but also some unrated private equity and real estate investments.
Risk concentration: ING Insurance portfolio, by economic sector (1)(2):

			Insurance EurAsia and		Total
	Insurance US		LatAm		ING Insurance
	2010	2009	2010	2009	2010	2009
Non-Bank Financial Institutions	43.6%	48.5%	21.9%	21.6%	31.2%	34.0%
Central Governments	8.8%	12.2%	40.6%	40.7%	26.9%	27.7%
Commercial Banks	3.6%	3.6%	10.8%	11.6%	7.7%	7.9%
Private Individuals	2.4%	2.5%	8.6%	10.1%	5.9%	6.6%
Real Estate	8.3%	9.4%	2.4%	0.9%	5.0%	4.8%
Utilities	5.4%	4.0%	2.2%	2.4%	3.6%	3.1%
Natural Resources	5.7%	3.7%	1.2%	1.2%	3.2%	2.3%
Food, Beverages & Personal Care	3.3%	2.6%	1.1%	0.9%	2.1%	1.7%
Other	18.9%	13.5%	11.2%	10.6%	14.4%	11.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.

(2)	Economic sectors below 2% are not shown separately but grouped in ‘Other’.
Where overall risk concentrations within ING Insurance shifted towards Central Governments in 2009, this was partially reversed in 2010 again. The upward shift in Real Estate for Insurance EurAsia and LatAm is related to real estate investments in The Netherlands.
Largest economic exposures: ING Insurance portfolio, by country (1):

			Insurance EurAsia and		Total
	Insurance US		LatAm		ING Insurance
	2010	2009	2010	2009	2010	2009
Netherlands	3.7%	4.0%	22.6%	19.6%	14.3%	12.4%
Belgium	0.1%	0.1%	3.8%	3.3%	2.2%	1.8%
Rest of Europe	7.1%	5.8%	43.2%	47.9%	27.3%	28.5%
Americas	85.8%	87.6%	7.6%	7.8%	41.9%	44.7%
Asia/Pacific	3.2%	2.4%	22.7%	21.2%	14.2%	12.5%
Rest of World	0.1%	0.1%	0.1%	0.2%	0.1%	0.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Country is based on the country of residence of the obligor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The US portfolio stayed constant in terms of local currency, but increased in Euro terms due to the appreciation of the US Dollar against the Euro. The relative concentration in the US has diminished, however, due to faster growth in other regions. The portfolio in the Netherlands mainly increased due to investments in state bonds. There were no other significant shifts in the portfolio concentration.
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
Non-financial Risk Dashboard
The Non Financial Risk Dashboard (NFRD) is a report that is standard on the agenda for the meetings of the Management Boards Banking and Insurance and the Risk Committee. NFRD provides management at all organizational levels with information on their key Operational, Compliance and Legal Risks. NFRD is based on their risk tolerance within their business and a clear description of the risks and responses enabling management to prioritize and to manage operational, compliance and legal risks.
OPERATIONAL RISKS
Operational Risk
Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the related risk of reputation loss, as well as legal risk whereas strategic risks are not included. Effective operational risk management leads to more stable business processes (including IT systems) and lower costs. Generic mandatory controls are described in the Operational Risk Management (ORM) policy house.
Clear and accessible policies and minimum standards are embedded in ING business processes in all business lines. An infrastructure is in place to enable management to track incidents and operational risk issues. A comprehensive system of internal controls creates an environment of continuous improvement in managing operational risk. ING uses this knowledge (including lessons learned from incidents) to improve the control of key risks.
Organization of Operational Risk Management
The General Manager Corporate Operational Risk Management (CORM) reports directly to the CRO and is responsible for monitoring operational risks and developing and establishing the Operational Risk Framework within ING Group, ING Bank and ING Insurance. The General Manager Corporate ORM also establishes and approves the policies and minimum standards, and assists and supports the Executive Board in managing ING’s operational risks.
The CORM function consists of functional departments for Operational risks (including policies, systems, SOX testing, capital allocation and reporting), for Information (Technology) risks and for Security & Investigations. The CORM function is responsible for developing and communicating ING’s operational risk framework, policies, minimum standards and guidelines. The corporate function advises the Management Boards Banking and Insurance and senior management, supports the business line ORM staff, monitors the quality of operational risk management and leads the group-wide reporting of operational risks to the Management Boards Banking and Insurance and the Risk Committee.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
At all levels in the organization Operational Risk Committees (ORC’s) are established that identify, measure and monitor the operational risks of the region or business unit with appropriate quality of coverage (granularity) and to ensure that appropriate management action is taken by the responsible line managers at the appropriate level of granularity. ORC’s, chaired by the business management, steer the risk management activities of the first and second line of defense in their entities. On a group level the Operational & Residual Risk Committee approves the operational risk capital model.
IT Risk Governance: IT risk management has become more and more important because of increasing dependency on IT and the increase of IT risk due to amongst others cybercrime. Two Executive IT Risk Steering Committees, one for Banking and one for Insurance, steer and monitor ING’s IT Risk Management process and results. In 2011 these Committees will be integrated into the respective ORC’s.
The operational risk appetite within ING is defined as the acceptable and authorized maximum level of risk, in each of the operational risk areas that must be adhered to in order for ING to achieve its business plan within approved budgets. This risk appetite is quarterly monitored through the Non-Financial Risk Dashboard which reports the key non financial risk exposures.
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
Based on the results of the risk assessment, response measures must be determined for the identified risks beyond the risk appetite. Risk response actions balance the expected cost for implementing these measures with the expected benefits regarding the risk reduction. Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through a global Action Tracking system.
Certain operational risks can best be transferred to the insurance market if risks are high but difficult to mitigate internally. In order to protect ING against financial consequences of uncertain operational events ING has acquired insurance policies issued by third-party insurers for Crime, Professional Liability, Directors and Officers Liability through its Risk Management & Transfer Programmes.
Management at all levels in the organization periodically needs information on their key operational risks (including compliance and legal risks) and mitigating actions. In order to make it easier for management to access this kind of information, business units periodically report through the Non-Financial Risk Dashboard (NFRD).
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Capital calculation
The Operational Risk Capital model of ING is based on a Loss Distribution Approach (LDA). The Loss Distribution is based on both external and internal loss data exceeding EUR 1 million. The model is adjusted for the scorecard results, taking into account the specific quality of control in a business line and the occurrence of large incidents (‘bonus/malus’). This provides an incentive to local (operational risk) management to better manage operational risk. The Bank Operational Risk Regulatory Capital is based on the Advanced Measurement Approach (AMA) decreased from EUR 3,309 million in 2009 to EUR 2,872 million in 2010 due to the extension and improvement of business environment factors and the update of the external operational loss data in the capital model as approved by the Operational & Residual Risk Committee of ING. ING started in 2010 a program to further enhance its AMA framework in 2011 and align with peer/industry practices as they develop.
Main developments in 2010
•	Cybercrime — Based on a High-Tech Crime Prevention assessment a number of potential risks has been identified. Secure Code Review was found as an area of concern and during 2010 a dedicated taskforce has taken action across ING Group. After remediation of the identified gaps, dynamic code scan and review (in order to detect vulnerabilities in websites) has been implemented.
•	Operational Risk Committees — Following the changes in the organisation and governance of ING and regulatory requirements, ING has installed a periodic Bank Operational Risk Committee (ORC) in December 2010, consisting of the members of the Bank management board, the CEO’s of the Regions and Functions, and the General Managers of ORM, Legal and Compliance. The mandate of the Bank ORC has been approved in the Bank Management Board. The responsibility of the Bank ORC is to monitor and manage the operational risks of the bank. Below the Bank ORC six Region/Function ORC’s were set up which are responsible for the regional and functional operational risk oversight in their area of responsibility: ORC Netherlands, ORC Belgium, ORC ING Direct, ORC International/Commercial Banking, ORC Financial Markets and ORC OIB.
•	Anti-Fraud — ING has a ‘zero tolerance’ approach towards fraud and therefore implemented the ING’s Global Anti-Fraud Programme in 2010. This programme aims for a high level of fraud resilience and further mitigation of losses deriving from fraud. Design and implementation of additional fraud controls, training and building the anti-fraud community and risk awareness communication are key elements to the programme.
•	IT security monitoring — To ensure that the approved enterprise’s information security baseline is maintained, ING installed monitoring agents on almost all platforms. This improved monitoring capabilities contributed to the reduction of the IT- risk profile.
•	Disentanglement — The ORM function monitored during 2010 the operational risks around the disentanglement process of ING Bank and ING Insurance (project Readiness). The Readiness project completed the Day-1 sign off in which CEO’s confirmed to be operating at arm’s length.
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
ING believes that fully embedded Compliance Risk Management preserves and enhances the trust of its customers, staff and shareholders. Being trusted is essential to building sustainable businesses. ING’s Business Principles set the foundation for the high ethical standards ING expects of all our business activities. ING’s Business Principles require all staff at every level to conduct themselves, not only in compliance with laws and regulations, but also by acting with integrity, being open and clear, respectful, and responsible.
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
The Scope of the Compliance Risk Management function
The Compliance Risk Management function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry. The Compliance Risk

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Management function actively educates and supports the business in managing compliance risks including anti-money laundering, preventing terrorist financing, conflicts of interest, proper sales and trading conduct and protection of customer interest.
ING separates Compliance Risk into four conduct-related integrity risk areas: client conduct, personal conduct, organizational conduct as well as conduct required because of laws and regulations in the financial services industry. In addition to effective reporting systems, ING has a Whistleblower procedure which encourages staff to speak up if they know of or suspect a breach of external regulations or internal policies or Business Principles.
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
Compliance Risk Management Framework
The Framework consists of three key components: the Compliance Risk Management process, an Advisory component and the Scorecard.
1. The Compliance Risk Management process
The process has five key activities carried out in accordance with the requirements of the Framework:
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
3. Scorecard
The Compliance Risk Management function works with the Operational Risk Management Scorecard process to evaluate how well the Compliance Risk Management Framework is embedded in each business. Scoring is based on the ability of the business unit to demonstrate that the required policies and procedures are implemented. The scoring indicates the level of control within the business units and the result is integrated with the Operational Risk Management results into ING’s Dutch Central Bank approved regulatory capital model.
Extra-territorial regulations
Financial institutions continue to be closely scrutinized by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
regulations, standards and expectations. Bank and insurance regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or alleged failure by ING to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING’s reputation and financial condition, and accordingly ING’s primary focus is to support good business practice through its Business Principles and group policies.
Over the past years ING has significantly increased its Compliance efforts, including a major staff increase, amendment of key policies and guidelines and the international rollout of several programmes for education, awareness and monitoring of compliance issues.
As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.
Regulatory measures and law enforcement agencies investigations
ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. In connection with that review and related discussions ING Bank has undertaken to complete the global implementation of enhanced compliance and risk management procedures, and to monitor the implementation of such procedures on an ongoing basis, as instructed by DNB.
ING Bank remains in discussions with authorities in the US and in other jurisdictions concerning these matters, including ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations. It is currently not feasible for ING Bank to determine how the ongoing investigations may be resolved or the timing of any such resolution, nor to estimate reliably the possible amount of any resulting fines and/or penalties, if any, which could be significant.
Main developments in 2010
•	Regulator relationships — Group Compliance Risk Management continued to invest in pro-active relationships with regulators in the jurisdictions where ING operates, striving for an open approach and cooperation in identifying and mitigating compliance risks for ING.
•	Promoting Integrity Programme — Group Compliance Risk Management, together with Group Human Resources and Corporate Communications & Affairs, created and launched the Promoting Integrity Programme (PIP), a global employee education programme focusing on ING’s values (including the ING Business Principles) and the role they play in the business and workplace. A short e-learning course was developed and was followed by manager-led dialogue sessions, where employees discussed what integrity means for them and how the Business Principles can be applied in their daily work.
•	Building Customer Trust — As part of ING’s commitment to building customer trust, Group Compliance Risk Management and the business worked closely together to consider how both products and services could be enhanced to improve the customer experience.
•	Further embedding of Financial Economic Crime & Extra-Territorial Laws — ING continued its strong commitment to preventing any involvement in criminal activity. Existing activities were further strengthened by increased monitoring and internal audits as well as awareness and training

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
programmes and an internal annual sign-off process for senior management concerning implementation of policies and procedures relating to Financial Economic Crime and business with ultra high risk countries.
•	Learning — Continuous education and awareness training was provided through face-to-face training sessions and online learning tools on topics such as Ultra High Risk Countries & Export Trade, Financial Economic Crime, Competition Law and Customer Suitability. Compliance Risk Management also continued its mandatory global Compliance Officer Training programme for all compliance officers new to ING.
MODEL DISCLOSURES
Users of the information in the risk management section should bear in mind that the analyses provided are forward looking measures that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business ING Group continues to develop, recalibrate and refine the various models that support risk metrics, which may result in changes to the risk metrics as disclosed.
This model disclosure section explains the models applied in deriving the disclosed metrics. The methodologies used to determine Economic Capital for ING Bank and ING Insurance are described, as are the methodologies for sensitivities for ING Insurance. The risk models for the Economic Capital calculations are reviewed on a periodic basis and validated by the internal Model Validation department. The ING Bank Economic Capital calculation is also used as part of the Basel II Pillar 2 Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the Dutch Central Bank.
ECONOMIC CAPITAL (ING BANK)
Economic Capital is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it originates. In general Economic Capital is measured as the unexpected loss above the expected loss at a given confidence level. This Economic Capital definition is in line with the net market value (or surplus) definition. The process of Economic Capital modeling enables ING Bank to allocate Economic Capital to the business units and support risk-adjusted performance measurement (RAROC).
The following fundamental principles and definitions have been established for the model:
•	ING Bank uses a one-sided confidence level of 99.95% — consistent with ING’s target debt rating (AA) — and a one-year time horizon to calculate Economic Capital;
•	It is assumed that all currently known measurable sources of risk are included;
•	The best estimate risk assumptions are as objective as possible and based on proper analysis of statistical data. There is one set of best-estimate assumptions for each risk type to be used at ING Bank;
•	The Economic Capital calculation is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;
•	The Economic Capital calculations reflect known embedded options and the influence of client behavior in banking products;
•	The Economic Capital calculations are on a pre-tax basis and do not consider the effect of regulatory accounting and solvency requirements on capital levels;
•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.
Specific measurement by risk type is described in greater detail in the separate risk type sections.
Aggregation model
The main processes executed in the ING Bank Economic Capital aggregation model are depicted in the flowchart below. The white boxes show the processes performed by the model while the shaded box indicates inputs from other corporate risk departments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Correlation factors between risk types used for diversification are based on best estimate assumptions supported by statistical analysis of historical data, ING risk expert judgment, external benchmark studies and common logic. As a foundation correlations are applied based on a 90% confidence level, i.e. they correspond to the correlations observed in the 10% largest downward movements (a ‘1 in 10’ event). As shown in the flow-chart, the correlation factors are stressed upwards where necessary to account for potential measurement inaccuracy in extreme events due to limited historic data observations. Expert opinion is used for aggregating business and operational risk.
The Economic Capital for ING Bank involves the aggregation of the underlying Economic Capital of five risk types, namely credit, transfer, market, operational and business risks (latter two also referred to as other risks). These risk types are aggregated to provide a total diversified ING Bank Economic Capital by applying the variance-covariance approach with a 5 x 5 inter-risk correlation matrix.
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
CREDIT AND TRANSFER RISK (ING BANK)
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
The Economic Capital formula for credit and transfer risks relies on seven different risk drivers. In addition to the PD, EAD, and LGD models mentioned above, the formula also considers the industry and the country of the debtor as well as the remaining term of the respective underlying transactions. Lastly, the formula considers correlation of different asset class types.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
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
The table below summarizes different capital measures used for different purposes and shows the difference in key elements and purposes.

Credit Risk Capital			Confidence
Measurements	Methodology	Location	level	Inputs	Purpose

Regulatory Capital	Basel II Formula	Vortex Basel Engine (‘VBE’) in the Central Risk Database	99.90%	Basel II model outputs	RWA

Economic Capital	Risk Adjusted Capital (RAC) Closed Algebraic Formula	Vortex Risk Engine (‘VRE’) in the Central Risk Database	99.95%	Basel II model outputs excluding Basel II caps and floors, maturity, repayment schedules, correlation factors, migration matrix.	Pricing, Economic Capital for credit at transactional level and above
Economic Capital levels for credit and transfer risk are calculated regularly for most of the Commercial Bank, ING Retail Benelux, and the Retail Direct & International banking operations. On a quarterly basis, the Economic Capital for credit risk and transfer risk figures are consolidated with the corresponding Economic Capital components from other disciplines.
Governance of Economic Capital for Credit and Transfer Risk
All PD, EAD and LGD models are approved by the Credit Risk Committee (CRC) after thorough review of documentation by the Model Development Committee (MDC) and Model Validation (MV). In addition, each model is validated on an annual basis by MV. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organization.
CREDIT AND TRANSFER RISK (ING INSURANCE)
For the determination of Economic Capital for credit and transfer risk within the ING Insurance entities the methodology used is the same methodology as used for ING Bank, with the exception that the Economic Capital is reported on the 99.5% confidence level in line with the requirements for Solvency II.
MARKET RISK (ING BANK)
General
Economic Capital for market risk is the Economic Capital necessary to withstand unexpected value movements due to changes in market variables, such as interest rates, equity prices, foreign exchange rates and real estate prices. Economic Capital for market risk is calculated for exposures both in trading portfolios and non-trading portfolios.
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
Real estate price risk includes both the market risks in both the investment portfolio and the development portfolio of ING Real Estate. The real estate price risk for the investment portfolio is calculated by stressing the underlying market variables. The stress scenarios at a portfolio level take

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
into account all diversification effects across regions and real estate sectors. Also, the leverage of participations in the real estate investment funds is taken into account.
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
Economic Capital for market risk for the mortgage portfolios within ING Retail Banking (Benelux, Direct and International Banking) and ING Commercial Banking is calculated for embedded option risk (e.g. the prepayment option and offered rate option in mortgages). The embedded options are hedged using a delta-hedging methodology, leaving the mortgage portfolio exposed to convexity and volatility risk. The Economic Capital model for market risk is based on the estimated 99% confidence adverse interest rate change.
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
OPERATIONAL RISK (ING BANK AND ING INSURANCE)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The calculation of operational risk capital for the units follows five basic principles:
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
Scorecard approach (principle 4)
The scorecard adjustment reflects the level of quality of control in a specific institution. Scorecards aim to measure the quality of key operational risk management processes. The scorecard procedure concerns questions that require quantitative data, qualitative judgments or simple yes/no questions (e.g. indicating compliance with certain group policies). The scorecards are completed by all business units using self-assessment and reviewed by an expert panel who determines the final score. The set of scorecards lead to an increase or decrease of the capital of the specific unit.
‘Bonus/Malus’ approach (principle 5)
Units are assigned additional capital in case losses from internal incidents exceed the level of expected losses that have been accounted for in the LDA. When the actual loss of a business unit is lower than expected based on a comparison with external losses of peers, the capital of the related business unit is reduced.
BUSINESS RISK (ING BANK)
Business Risk for ING Bank has been defined as the exposure to value loss due to fluctuations in volumes, margins and costs, as well as client behavior risk. It is the risk inherent to strategy decisions and internal efficiency. The calculation of Business Risk Capital is done by calculation of two components,
(i)	Expense risk relates to the (in)flexibility to adjust expenses, when that is needed.

(ii)	Client behavior risk relates to clients behaving differently than expected and the effect that this behavior can have on customer deposits and mortgage pre-payments. The client behavior risk is calculated by stressing the underlying assumptions in the models for behavioral assets and liabilities.
Each of these components is calculated separately, and combined to one business risk figure via the variance-covariance methodology.
ECONOMIC CAPITAL (ING INSURANCE)
In 2007, ING Insurance introduced ECAPS as an intranet-based Economic Capital reporting system utilizing replicating portfolio techniques. Since then, ECAPS has been constantly enhanced to improve its robustness, usability and accuracy. Since 2010 Economic Capital is only reported for EurAsia and LatAm businesses.
The ECAPS system provides a well controlled and automated basis for Economic Capital and risk sensitivity measurement. Each business unit enters the risk characteristics of its assets and liabilities into the ECAPS system on a regular basis. These risk characteristics are then translated to a uniform basis in the form of replicating portfolios of standardized financial instruments. Based on the constellation of replicating portfolios (including representations of non-market risks), the ECAPS system then is capable of calculating Economic Capital at every level of aggregation.
Economic Capital (EC) is defined by ING Insurance as the amount of assets that needs to be held in addition to the market value of liabilities to assure a non-negative surplus at a 99.5% level of confidence on a 1 year time horizon. ING Insurance measures Economic Capital by quantifying the impact of adverse events on the Market Value Surplus (MVS), a ‘Surplus-at-Risk’ concept. The change in MVS or Available Financial Resources (AFR) is the combined effect of changes in Market Value of Assets (MVA) minus Market Value of Liabilities (MVL) and an adjustment for illiquidity spreads due to current dislocated asset markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
ING continues to adjust Available Financial Resources to reflect the illiquidity in its insurance portfolios as reporting AFR with MVLs discounted at the swap rates results in an asymmetry between the assets and liabilities.
Illiquidity is also reflected through Interest Rate Risk, (adding the liquidity spread to the discount curve effectively reduces the duration of our liabilities and therefore reduces the duration mismatch between our assets and liabilities resulting in a reduced interest rate risk); through Credit Spread Risk (the Economic Capital model stresses both the asset spreads and the illiquidity spread: the netting of asset spread risk with illiquidity liability spread risk results in a lower credit spread risk) and through Foreign Exchange Risk (the adjustment of the MVS for illiquidity results in a reduced net exposure to foreign currency movements and in particular the US dollar: this results in a lower foreign exchange risk).
The MVL consists of the Financial Component of Liabilities (FCL) and a Market Value Margin (MVM) for non-hedgeable risks (e.g. insurance risk). The MVM is calculated using a Cost-of-Capital approach based on an estimate of required shareholder return on Economic Capital.
ING quantifies the impact of the following types of risk in its Economic Capital model:
•	Market risk
•	Credit risk (including transfer risk)
•	Business risk
•	Operational risk
•	Life risk (both catastrophe and non-catastrophe)
•	Morbidity risk (both catastrophe and non-catastrophe)
•	P&C risk (both catastrophe and non-catastrophe)
Strategic business risk has been excluded from the EC calculations of ING Insurance.
Non-market risk Economic Capital is calculated by business units, CCRM and CORM and inputted into ECAPS at the sub risk level. ECAPS then aggregates 21 sub-risk types (e.g. mortality and trend risk) to 9 non-market risk types using a bottom-up Economic Capital diversification approach based on a matrix of correlations. The inputs are used to calibrate marginal distributions for these risk types. These distributions, in combination with the Gaussian copula, are then used in the Economic Capital calculation to measure diversification between market and non-market risks.
The following fundamental principles have been established for the model:
•	All identified sources of risk should be considered;
•	The best estimate actuarial assumptions should be as objective as possible and based on a proper analysis of economic, industry, and company-specific data. There is one set of best-estimate assumptions per product to be used for all purposes at ING;
•	Valuation of assets and liabilities is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;
•	The Economic Capital and valuation calculations should reflect the embedded options in insurance contracts;
•	The Economic Capital and valuation calculations are on a pre-tax basis and do not consider the effect of local regulatory accounting and solvency requirements on capital levels. Capital is assumed to be fully transferable between legal entities;
•	The framework does not include any franchise value of the business. It does, however, include the expense risk associated with the possibility of reduced sales volume in the coming year.
The following is a brief description of the model.
1. Market Data Retrieval, Calibration and Scenario Generation
•	Automated retrieval and extrapolation of all current and historical market data
•	Generation of a comprehensive (Market and Non-Market Risks) correlation matrix
•	Calibration of market risk drivers for scenario generation
•	Generation of 500 Risk Neutral and Risk Volatile scenarios that are sent to each business unit to locally develop stochastic asset and liability cash flows
•	Generation of 20,000 Real World Monte-Carlo scenarios for Economic Capital calculation
2. Stochastic Cash flows Generation and Aggregation of Non-market Risk Capital
•	Actuarial software used to produce the stochastic cash flows based on Risk Neutral and Risk Volatile scenarios produced in step 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
•	Business units upload stochastic asset and liability cash flows to determine the optimized replicating portfolio
•	Asset derivatives are directly processed as replicating instruments.
•	Non-market risk capital calculated in accordance with ING Standards of Practice
3. Replicating Portfolio Definition
•	Capture the risk profile of the financial component of insurance liabilities by mapping onto a finite set of standard financial instruments
•	Standard instruments contain zero coupon bonds, swaptions, callable bonds, CMS options, equity forwards/options and FX options. Business units can define the strikes and tenors of the instruments themselves to fit best to the risk profile of their liabilities.
•	Compile a replicating portfolio of standard financial instruments that matches the present value of cash flows as closely as possible for the 500 Risk Neutral and Risk Volatile scenarios
4. Economic Capital calculation
•	For each Real World Scenario the market value of assets and liabilities is recalculated and the change in value of the Market Value Surplus (MVS) is stored. The changes in MVS are sorted and the 99.5% worst case is identified to provide the market risk Economic Capital level for the given level of aggregation.
•	Non-market risks are aggregated and integrated with market risk.
•	The total diversified Economic Capital then results.
Further details on the Insurance Economic Capital model
Market Data Retrieval, Calibration and Scenario Generation
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
Based on the market data from GMDB, ING calibrates two economic scenario generators:
•	Risk Neutral Economic Scenario Generator (RN ESG): capable of generating multiple equity indices and exchange rates, consistent with a multi-currency dynamic term structure model. Scenarios are used in the cash flow projection to determine replicating portfolios. RN ESG scenarios are consistent with observed market prices of equity, FX and interest options;
•	Real World Economic Scenario Generator (RW ESG): capable of jointly simulating all risk types, i.e. all market risks, credit risk, business risk, operational risk, life risk, morbidity risk and P&C risk. Diversification between risks is taken into account through a Gaussian copula, allowing for different marginal probability distributions at the risk driver level. RW ESG scenarios are calibrated based on historical time series of the market risk drivers using at least 5 years of Historical data. Volatilities and correlations are calibrated to represent the distribution on a quarterly frequency.
Stochastic Cash Flows Generation and Aggregation of Non-Market Risk Capital
The market risks in assets and liabilities are captured in and represented by stochastic cash flows in 500 scenarios. Business units are responsible for generating these cash flows, the modeling of embedded options and guarantees and a proper mapping of risk drivers in the scenario set to cash flow determinants such as policyholder behavior and management actions restricted to dynamic hedge programs and setting of crediting rates/profit sharing. To better capture the behavior in the tails of the distribution, the set of scenarios consist of 300 Risk Neutral scenarios and 200 ‘Risk Volatile’ scenarios with double volatilities. The average of the 300 Risk Neutral scenarios provides a check on the market value of the replicating portfolio. It should be noted that this serves only as a check, and that the simulated market value of liabilities is derived directly from the replicating portfolio. The 200 Risk Volatile scenarios ensure that the replicating portfolio is calibrated against enough extreme scenarios such that it can be used safely in Economic Capital calculations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Replicating Portfolios Definition
To handle the full complexity of calculating diversification by Monte Carlo simulation, ING maps its assets and liabilities to a set of standard financial instruments. The set of standard instruments consists of zero coupon bonds, market indices, equity forwards, swaptions, callable bonds, FX options and equity options. Assets and the financial components of the liabilities are represented by a portfolio of this standard set of instruments. A user interface allows the selection of different types of replicating instruments for different cash flow types. Then an optimal replicating portfolio is created that matches the risk profile on a net present value of the stochastically generated cash flows as closely as possible. The resulting replicating portfolio is used in the calculation of Economic Capital.
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
Replicating portfolios are currently determined from a single factor RN ESG interest rate model. The RW ESG interest rate scenarios for the Value at Risk calculations are generated using a multi-factor model which allows for non-parallel interest rate moves.
Economic Capital calculation
ECAPS uses Monte-Carlo simulation to determine diversification benefits for the complete ‘portfolio hierarchy’, from business unit level up to an ING Insurance level. All diversification calculations are done within ECAPS and are driven by the Gaussian copula of all risk drivers using the underlying distributions applicable for each risk type. Diversification benefit allocation to business units, business lines and risk types is done outside ECAPS.
For the calculation of Economic Capital ING uses a one-year time horizon. In practice, the model calculates instantaneous quarterly shocks and then annualizes the resulting VaR statistic to determine an annualized EC. The quarterly shock is used to stabilize the results and to ensure the shocks are within a range that can be more credibly valued for assets and liabilities. Also, it can better capture the impact of dynamic hedge strategies. It proves to have more consistency in how correlations between risk factors are defined and therefore align closer to actual risk practices and reporting cycles.
Using Monte-Carlo simulation, ING’s Economic Capital model generates 20,000 possible ‘states-of-the-world’, by randomly simulating all risk drivers — simultaneously. For each state-of-the-world, the market value of assets and liabilities are recalculated and the change in value of the Market Value Surplus (MVS) is stored. All these changes in MVS are then sorted, and the 99.5% worst-case change in MVS is identified, to provide the Economic Capital level for the given level of aggregation.
AFR SENSITIVITIES AND EARNINGS SENSITIVITIES (ING INSURANCE)
Scenarios for AFR sensitivities and Earnings sensitivities
The sensitivities shown for AFR and Earnings are based on simple to explain shocks to underlying risk factors. The following risk factors are taken into account:
•	Interest rates;
•	Credit (including spread changes, liquidity premium and default);
•	Equity;
•	Real Estate;
•	Foreign exchange;
•	Implied volatility (of both equity and interest rates).
Changes in implied volatility levels mostly impact the AFR through embedded options in our liabilities. The same has no material impact for IFRS Earnings and is currently not measured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
The table below provides an overview of the shock scenarios applied for the AFR and Earnings sensitivities. These shocks are also the basis for the US regulatory capital market risk scenarios.

Risk factor	Description shock
Interest Rates	Up and down parallel shock equal to 30% of the 10 year swap rate. Shock is floored at 50bps and capped at 150bps.

Credit	For AFR we apply a credit spread shock based on the rating of the debt security (e.g. single A shock 110bps). Home government bonds (e.g. KRW government bonds in Korea) are excluded. The liquidity premium is shocked by 50bps. For financial capital securities the underlying assumption is that they are called at their legal maturity and not at earlier call-dates. For structured credit we increase credit spread shocks by 50%.

For Earnings we apply a credit default scenario in which we multiply the probability of Default, Loss Given Default and Historical Cost. For impaired assets we apply a credit spread shock with default probabilities based on a 1-in-10 event. The asset positions data used for the AFR credit spread shocks and Earnings credit default scenarios is for a large part based on third quarter 2010 positions.

Equity	All equity 25% down

Real Estate	All real estate 15% down

Foreign Exchange	The worst case of a 10% up or down movement for each currency

Implied volatility	Swaption volatilities up by 30%

Equity implied volatility up by 80% for tenors less than 1 year, up 30% for tenors between 1and 3 years, up 20% for tenors between 3-7 years and up 10% for tenors of 7 years and above,
REGULATORY CAPITAL SENSITIVITIES — US INSURANCE BUSINESS
The sensitivities shown are calculated at legal entity level and cover US domiciled insurance entities. The sensitivities are based on simple to explain shocks to underlying risk factors. The following risk factors are taken into account:
•	Interest rates;
•	Credit;
•	Equity;
•	Real Estate;
•	Foreign exchange
•	Implied volatility
The table below provides an overview of the shock scenarios applied for Statutory Surplus sensitivities.

Risk factor	Description shock
Interest Rates	Up and down parallel shock equal to 30% of the 10 year swap rate. Shock is floored at 50bps and capped at 150bps.

Credit	The credit risk sensitivity consistent out of two components:
Firstly we apply a credit default scenario in which we multiply the probability of Default, Loss Given Default and Historical Cost. For impaired assets we apply a credit spread shock with default probabilities based on a 1-in-10 event.

Secondly we apply rating migrations on the current portfolio using the rating transition matrix as observed by S&P in the year 2002 for US Corporate Bonds.

Equity	All equity 25% down

Real Estate	All real estate 15% down

Foreign Exchange	The worst case of a 10% up or down movement for each currency

Implied volatility	Swaption volatilities up by 30%

Equity implied volatility up by 80% for tenors less than 1 year, up 30% for tenors between 1and 3 years, up 20% for tenors between 3-7 years and up 10% for tenors of 7 years and above.
The Regulatory Capital Sensitivity in aggregate is calculated by combining the joint impact of the various market stress events calculated by taking into account the correlations between risk types.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.2.2 CAPITAL MANAGEMENT
OBJECTIVES
ING Group Capital Management (Capital Management) is responsible for the sufficient capitalization of ING Group entities at all times in order to manage the risk associated with ING’s business activities. This involves the management, planning and allocation of capital within ING Group. ING’s Corporate Treasury is part of Capital Management. It executes the necessary capital market transactions, term (capital) funding and risk management transactions. Capital Management monitors and plans capital adequacy on a consolidated basis at three levels: ING Group, ING Insurance and ING Bank. Capital Management takes into account the metrics and requirements of regulators (Insurance Group Directive (IGD) Solvency I, Tier 1 and BIS ratios and limits for hybrid capital), rating agencies (leverage ratios, Adjusted Equity) and internal models such as the economic capital and market value balance sheet approach for parts of ING Insurance including Available Financial Resources (AFR).
ING applies the following main capital definitions:
•	Adjusted Equity (ING Group) — This rating agency concept is defined as shareholders’ equity plus core Tier 1 securities, hybrid capital and prudential filters. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing available capital to core debt for ING Group;
•	Insurance Group Directive capital (ING Insurance) — This regulatory concept is defined as shareholders’ equity plus hybrid capital, prudential filters and certain adjustments. IGD capital is calculated in accordance with method 3 ‘method based on accounting consolidation’ of the Dutch Act on Financial Supervision. In this method the solvency margin is calculated on the basis of the consolidated accounts and is the difference of (i) the assets eligible for the inclusion in the calculation of the solvency margin based on the consolidated data; and (ii) the minimum amount of the solvency margin calculated on the basis of the consolidated data. In applying this method a solvency deficit of an insurance subsidiary, if any, is taken into account, as well as regulatory adjustments of the Dutch insurance subsidiaries based on the Dutch Act on Financial Supervision. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing IGD capital to EU required capital base. This measurement of available capital is different from previous years. In previous years we treated fixed income revaluations similar to ING Bank to allow adding up Bank and Insurance on a consistent basis. However with the upcoming separation and hence the decreased importance of Bank and Insurance consistency we changed the IGD to align with European Insurance peers.
•	Core Tier 1 capital, Tier 1 capital and total BIS capital (ING Bank) — Tier 1 capital is defined as shareholders’ equity including core Tier 1 securities plus hybrid capital less certain prudential filters and deductible items. Tier 1 and BIS capital divided by risk-weighted assets equal the Tier 1 and BIS ratio respectively. Core Tier 1 capital is equal to Tier 1 capital excluding hybrid capital;
•	AFR (ING Insurance other than the US) — This is a market value concept, defined as market value of assets (MVA) less the market value of liabilities (MVL) on the balance sheet. The liabilities do not include perpetual hybrid capital which is included in AFR. The valuation of ING Insurance includes an adjustment for portfolio illiquidity. AFR is used as the measure of available capital in comparison with Economic Capital employed.
•	EC, or Economic Capital (ING Insurance other than the US), is the required capital, based on a 99.5% confidence interval. This interval is aligned with the Solvency II capital requirement. The excess of AFR over EC is set based on the business strategy and resulting risk appetite defined by the Management Board Insurance.
•	Risk Based Capital (ING US Insurance only). In the US, regulators have well developed capital adequacy models and stress tests that reflect the unique characteristics of the US insurance industry. During 2010, ING decided that the US regulatory frameworks better reflect the evolving capital management approach for ING Insurance’s US business. US domiciled insurance legal entities are required to hold minimum capital levels by state insurance regulators. The level of capital required by rating agencies to maintain an acceptable claims paying ability rating is well above these levels. The US Insurance business manages its statutory surplus primarily with respect to capital metrics that are aligned with the models of the various ratings agencies.
•	Financial Leverage (ING Insurance). Financial Leverage is the sum of hybrid capital, sub-debt and net financial debt and is used to measure the debt ratio of ING Insurance starting 2010.
DEVELOPMENTS
In 2010 Capital Management’s main focus was to strengthen the capital position of ING Group, ING Bank and ING Insurance. ING’s capital positions are well placed to deal with the uncertain financial

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
environment, increasing regulatory requirements and the ambition to repurchase the remaining outstanding Core Tier 1 securities.
In March 2011, ING announced that it has informed the Dutch State of its intention to early repurchase EUR 2 billion of the non-voting equity securities (core Tier 1 securities) on 13 May 2011. The Dutch Central Bank has approved the intended repurchase. The total payment will amount to EUR 3 billion and includes a 50% repurchase premium. In order to fund the repayment, it is probable that ING Bank will pay, in 2011, a dividend out of retained earnings to ING Group for a similar amount. ING disclosed to the market that based on our capital position at that date the intended repurchase in May would reduce the core Tier 1 ratio by 90 basis points and the ratio is expected to remain above 8.5%.
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
PROCESSES FOR MANAGING CAPITAL
In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group, ING Bank and ING Insurance and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The process is supplemented by stress testing and scenario analysis. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process and results in a quarterly capital update report which is presented to both the ING Group Finance and Risk Committee and the ING Group Executive and Supervisory Boards. The main objective of the assessment is to ensure that ING Group as a whole has sufficient capital relative to its risk profile both in the short and the medium term.
A key priority of Capital Management is to make sure that strong stand-alone companies are created for banking and insurance in preparation of the separation. All operating entities need to stay adequately capitalized based on local regulatory and rating agency requirements and interdependencies should be reduced to a minimum. The entities should also be able to access capital markets independently.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
CAPITAL ADEQUACY ASSESSMENT
During 2010, ING Group, ING Bank and ING Insurance were adequately capitalized in relation to their risk profile and strategic objectives.
ING Group’s Capital base:

	Group		Bank		Insurance
	2010	2009	2010	2009	2010	2009
Shareholders’ equity (parent)	38,370	31,121	31,267	27,480	20,811	15,887
Core Tier 1 securities	5,000	5,000
Group hybrid capital (1)	12,039	11,478	8,438	8,057	2,094	3,410
Group leverage (2)	8,462	6,913

Total capitalisation	63,871	54,512	39,705	35,537	22,905	19,297

Adjustments to equity:
- Revaluation reserve debt securities	(1,158)	2,481	(19)	123
- Revaluation reserve crediting to life policyholders	1,488	(156)
- Revaluation reserve cashflow hedge	(847)	(372)	639	472	(1,567)	(926)
- Goodwill (3)	(2,908)	(3,244)	(1,645)	(1,636)	(1,425)	(1,857)

Revaluation reserves fixed income & other	(3,425)	(1,291)	(1,025)	(1,041)	(2,992)	(2,783)
Revaluation reserves excluded from Tier 1 (4)			(2,212)	(3,111)
Insurance hybrid capital (5)					2,094	1,944
Minority interests			748	960	111	80
Differences IFRS-IASB and IFRS-EU (6)	3,185	2,742	3,185	2,742
Deductions Tier 1			(1,069)	(1,073)

Tier 1 capital for Bank			39,332	34,015

Other qualifying capital (7)			9,813	10,716
Insurance Group Directive adjustments (8)					(1,213)	651
Group leverage (core debt)	(8,462)	(6,913)

Total capital (Adjusted Equity for Group, BIS capital for Bank and IGD capital for Insurance)	55,169	49,050	49,145	44,731	20,906	19,189

(1)	Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier 1 instruments other than preference shares are provided as hybrid capital to ING Bank or ING Insurance.

(2)	Investments in subsidiaries less equity (including core Tier 1 securities) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.

(3)	According to the regulatory definition.

(4)	Includes mainly EUR (1,727) million (2009: EUR (2,536) million) in participations (e.g. Kookmin, Bank of Beijing) and other equity investments, EUR (382) million (2009: EUR (546) million) for Real estate for own use. The Dutch banking regulator requires this deduction to be made from Tier 1 capital. This deduction is added back to Tier 2 capital.

(5)	Qualifying dated subordinated debt issued by ING Insurance at nominal value.

(6)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

(7)	Consists of EUR 10,882 million (2009: EUR 11,789 million) Tier 2 capital and no Tier 3 (2009: nil), offset by EUR 1,069 million (2009: EUR 1,073 million) of regulatory deductions.

(8)	An adjustment for the Dutch Financial supervision act. A ‘test-of-adequacy’ has to be included in the available capital measurement. The revaluation reserve debt securities and revaluation reserve crediting to life policyholders are no reversed out of the IGD capital definition.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Basel II
As of 2008 ING Bank publishes risk-weighted assets (RWA), Tier 1 and BIS capital and the accompanying capital ratios based on Basel II data only. In addition, ING publishes the minimum required capital level according to Basel II and according to the Basel I floor. As of 2009 the Basel I floor is based on 80% of Basel I RWA. The minimum requirements according to Basel II and Basel I are both compared to total BIS available capital according to Basel II.
Capital position of ING Bank:

	2010	2009
Shareholders’ equity (parent)	31,267	27,480
Differences IFRS-IASB and IFRS-EU (1)	3,185	2,742
Minority interests (2)	748	960
Subordinated loans qualifying as Tier 1 capital (3)	8,438	8,057
Goodwill and intangibles deductible from Tier 1 (2)	(1,645)	(1,636)
Deductions Tier 1	(1,069)	(1,073)
Revaluation reserve (4)	(1,592)	(2,515)

Available capital — Tier 1	39,332	34,015

Supplementary capital — Tier 2 (5)	10,882	11,789
Available Tier 3 funds
Deductions	(1,069)	(1,073)

BIS capital	49,145	44,731

Risk-weighted assets	321,103	332,375

Core Tier 1 ratio	9.62%	7.81%
Tier 1 ratio	12.25%	10.23%
BIS ratio	15.30%	13.46%

Required capital based on Basel I floor (6)	29,860	28,709
BIS ratio based on Basel I floor (6)	13.17%	12.46%

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

(2)	According to the regulatory definition.

(3)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.

(4)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate (see ING’s Capital base table, footnote 3).

(5)	Includes eligible lower Tier 2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.

(6)	Using 80% of Basel I Risk-Weighted Assets in 2010 and 2009 respectively.
ING INSURANCE
The table below shows the Insurance Group Directive which represent the consolidated regulatory Solvency I position of ING Insurance business. The Insurance companies comply with their respective local regulatory requirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Capital position of ING Insurance:

	2010	2009
Shareholders’ equity (parent)	20,811	15,887
Hybrids issued by ING Group	2,094	3,410
Hybrids issued by ING Insurance	2,094	1,944
Required regulatory adjustments	(4,094)	(2,052)

IGD capital	20,906	19,189

EU required capital base	8,374	7,774

IGD Solvency I ratio	250%	247%
ING Insurance continues to ensure that all operating entities are adequately capitalized based on local regulatory and rating agency requirements and that on a consolidated basis, the financial leverage (hybrids, sub-debt and net financial debt) of ING Insurance is appropriate.
Capital base and financial leverage of ING Insurance:

	2010	2009
Shareholders’ equity (parent)	20,811	15,887
Revaluation reserve debt securities	(1,164)	2,334
Revaluation reserve crediting to life policyholders	1,488	(156)
Revaluation reserve cashflow hedge	(1,567)	(926)
Goodwill	(1,425)	(1,857)
Minority interests	111	80

Capital base	18,254	15,362

Group hybrid capital (1)	2,094	3,405
Insurance hybrid capital (2)	2,313	2,337

Total hybrids	4,407	5,742

External debt issued by ING	3,347	3,508
External debt issued by US Holding companies	1,384	1,408
Other net financial debt (3)	2,273	(166)

Total financial debt (4)	7,004	4,750

(1)	Hybrids issued by ING Group at amortised cost value consistent with IFRS carrying value.

(2)	Hybrids issued by ING Insurance at amortised cost value consistent with IFRS carrying value.

(3)	Includes net internal borrowings from the operating subsidiaries, net of cash and current tax liability of the holding companies, mainly ING Verzekeringen NV and ING America Insurance Holdings Inc.

(4)	The difference between the 2009 financial debt (of EUR 4,750 million) and the core debt EUR 2,586 million reported in the 2009 Annual Report is mainly due to pension assets and deferred tax assets of the holding companies in the calculation of financial debt.
For ING Insurance (excluding the US business), Available Financial Resources (AFR) continues to be important (especially as an evolving proxy for the Own Funds derivation from our internal model under Solvency II). ING has carried out a rigorous review of the internal model (own funds and capital requirements) in the context of a Solvency II gap analysis. In the review we benchmarked our models against the Solvency II Standard Formula as presented in QIS 5, the CEIOPS consultation papers and commentary of expert groups like CRO Forum and Group Consultative. We consequently plan further refinements of our Economic Capital model (EC) that address improvements of our market risk calibration, in particular for spread risk; business risk, to improve our capturing of policyholder behavior risk and to address country risk; and operational risk. These changes will result in a material increase of our EC, estimated to be between one and two billion euro as at year end 2010.
At the end of 2009 the Available Financial Resources (AFR) for ING Insurance other than the US was EUR 19.0 billion. As described in the Risk Paragraph. Economic Capital (EC), based on 99.5%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
confidence interval was EUR 7.0 billion, which leads to excess of AFR over EC for 2009 of EUR 12.0 billion. For 2010 the AFR is EUR 19.7 billion, EC is EUR 10.4 billion and the excess of AFR over EC is EUR 9.4 billion. The EC for 2010 does not include the potential adjustment between one and two billion, as described in the previous paragraph.
For the capital adequacy assessment of ING Insurance’s US domiciled regulated insurance business, available capital and required capital are measured based on the US regulatory Risk Based Capital (RBC) methodology as prescribed by the National Association of Insurance Commissioners (NAIC). For ING’s US domiciled regulated insurance business, the consolidated RBC ratio (available capital/required capital) is estimated to be approximately 426% for the period ended December 31, 2010. The actual US consolidated RBC ratio may be different from the estimate since the statutory results are not final until filed with the regulators. For ING Insurance’s US domiciled regulated insurance business, the RBC ratio was 362% at the end of 2009.
ING GROUP
The debt/equity ratio of ING Group as at year-end 2010 was 13.30% (2009: 12.35%)
ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.
In the following table, we show the Group’s FICO ratio on the following basis:
•	Insurance required capital from applying European Solvency I rules to all ING Insurance entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% in 2010 and 2009);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.
Capital base and financial leverage of ING Group:

	2010	2009
BIS capital	49,145	44,731
IGD capital	20,906	19,188
Group leverage (core debt)	(8,462)	(6,913)

Regulatory capital	61,589	57,006

Required capital banking operations	29,860	28,709
Required capital insurance operations	8,374	7,774

Total required capital	38,234	36,483

FICO ratio	161%	156%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Capital adequacy and ratios
Quantitative disclosures on capital measures and ratios:

	Group		Bank		Insurance
	2010	2009	2010	2009	2010	2009
Tier 1 ratio (Bank)
Year-end actual Tier 1 ratio			12.25%	10.23%
Regulatory minimum Tier 1 ratio			4.00%	4.00%
Target minimum Tier 1 ratio			10.00%	9.00%

BIS ratio (Bank)
Year-end actual BIS ratio			15.30%	13.46%
Regulatory minimum BIS ratio			8.00%	8.00%
Target minimum BIS ratio			10.00%	10.50%

Insurance Groups Directive
Year-end actual Capital coverage ratio					250%	247%
Required capital					100%	100%
Target ratio					150%	150%

Debt/Equity ratio (Group)
Debt/Equity ratio	13.30%	12.35%
Target maximum Debt/Equity ratio	15.00%	15.00%
In 2010, ING decided to raise the Tier ratio target, as a move towards the more demanding solvency requirements of Basel III. The Tier 1 ratio is a regulatory requirement. Internally ING manages on the Core Tier 1 ratio, for which the target was raised from 7.5% to 8.0% in 2010. The actual ratios were 7.81% at the end of 2009 and 9.62% at the end of 2010. ING expects the BIS ratio to lose its meaning.
Main credit ratings of ING at December 31, 2010:

	Standard & Poor’s	Moody’s	Fitch
ING Group
- long term	A stable	A1 stable	A stable

ING Bank
- short term	A-1	P-1	F1+
- long term	A+ stable	Aa3 stable	A+ stable
- financial strength		C+

ING Insurance
- short term	A-2	P-2	F2
- long term	A- negative	Baa1 negative	A- negative
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.2.3 SUBSEQUENT EVENTS
ING changed its accounting policy for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) on the Insurance US Closed Block VA book as of January 1, 2011. The revised accounting will better reflect the economic value of these guarantees and more closely align accounting practice with US peers. Under the revised accounting, the insurance provisions will reflect current market interest rates and current estimates for other assumptions, except for volatility and correlation (which remain unchanged). ING substantially increased hedging of interest rate risk in the Insurance US Closed Block VA book; the results from these hedging derivatives are expected to largely mirror the effect of interest changes on the guarantees in future periods. Implementation of the revised accounting for GMWBL represents a change in accounting policy under IFRS, with a transitional impact being reflected in shareholders’ equity. Comparative periods’ results will be restated. The estimated combined impact on shareholders’ equity as at January 1, 2011 will be EUR 0.7 billion (lower equity), of which EUR 0.4 billion and EUR 0.1 billion will be reflected in the restated 2010 and 2009 net result after tax (lower net result). This impact reflects the revised accounting for the GMWBL retrospectively, but does not reflect the additional hedging of interest rate risk.
In December 2009, ING repurchased the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. In March 2011, ING announced that, at the next coupon reset date on May 13, 2011, ING intends to exercise its option for early repurchase of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 will amount to EUR 3 billion and includes a 50% repurchase premium. ING will fund this repurchase from retained earnings. Provided that the strong capital generation continues, ING intends to repurchase the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) ultimately by May 2012 from retained earnings. The final decision on repurchase of these non-voting equity securities (core Tier 1 securities) will be made before the envisaged repayment date and will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances.
On 11 March 2011 a severe earthquake and tsunami struck Japan. While ING does not have any non—life operations in Japan, ING has life insurance, asset management and banking businesses in Japan. The life insurance business sold primarily two product types: Single Premium Variable Annuities (SPVA, closed for new business in 2009) and Corporate Owned Life Insurance (COLI). ING’s financial position may be impacted by these events and any related developments, including through (but not limited to) death and health-related claims, policyholder behaviour, re-insurance coverage, investment losses and impact from general market developments. As of the date of this Annual Report, the full impact of these catastrophic events was not yet known and, therefore, it is too early to determine the impact of these events on ING.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.3 SUPPLEMENTAL INFORMATION
The following financial information presents the balance sheets for the years ended December 31, 2010 and 2009, and the profit and loss accounts and statements of cash flows for the years ended December 31, 2010, 2009 and 2008 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.3.1 CONSOLIDATING BALANCE SHEET
For the year ended December 31, 2010

	ING Group NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
ASSETS
Cash and balances with central banks	72	13,072	(72)	13,072
Amounts due from banks		51,828		51,828
Financial assets at fair value through profit and loss:
- trading assets		125,675		125,675
- investments for risk of policyholders		120,481		120,481
- non-trading derivatives		11,722		11,722
- designated as at fair value through profit and loss Investments:		6,016		6,016
- available-for-sale		222,547		222,547
- held-to-maturity		11,693		11,693
Loans and advances to customers		608,938		608,938
Reinsurance contracts		5,789		5,789
Investments in associates	63,488	3,925	(63,488)	3,925
Real estate investments		1,900		1,900
Property and equipment		6,132		6,132
Intangible assets		5,372		5,372
Deferred acquisition costs		10,604		10,604
Assets held for sale		681		681
Other assets	464	36,006	(1)	36,469

Total assets	64,024	1,242,381	(63,561)	1,242,844

EQUITY
Shareholders’ equity (parent)	38,370	52,086	(52,086)	38,370
Non-voting equity securities	5,000			5,000

	43,370	52,086	(52,086)	43,370

Minority interests		729		729

Total equity	43,370	52,815	(52,086)	44,099

LIABILITIES
Subordinated loans	11,766		(1,121)	10,645
Debt securities in issue	6,571	129,033		135,604
Other borrowed funds	500	31,201	(9,410)	22,291
Insurance and investment contracts		270,582		270,582
Amounts due to banks		72,852		72,852
Customer deposits and other funds on deposit		511,934	(572)	511,362
Financial liabilities at fair value through profit and loss:
- trading liabilities		108,050		108,050
- non-trading derivatives	236	17,782	(236)	17,782
- designated as at fair value through profit and loss		12,707		12,707
Liabilities held for sale		424		424
Other liabilities	1,581	35,001	(136)	36,446

Total liabilities	20,654	1,189,566	(11,475)	1,198,745

Total equity and liabilities	64,024	1,242,381	(63,561)	1,242,844

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
For the year ended December 31, 2009

	ING Group NV		Consolidating	ING Group
	parent company	Subsidiaries	entries	consolidated
ASSETS
Cash and balances with central banks	183	15,390	(183)	15,390
Amounts due from banks		43,397		43,397
Financial assets at fair value through profit and loss:
- trading assets		111,444		111,444
- investments for risk of policyholders		104,597		104,597
- non-trading derivatives		11,632		11,632
- designated as at fair value through profit and loss		5,517		5,517
Investments:
- available-for-sale		197,703		197,703
- held-to-maturity		14,409		14,409
Loans and advances to customers		575,275		575,275
Reinsurance contracts		5,480		5,480
Investments in associates	55,642	3,699	(55,642)	3,699
Real estate investments		3,638		3,638
Property and equipment		6,119		6,119
Intangible assets		6,021		6,021
Deferred acquisition costs		11,398		11,398
Assets held for sale		5,024		5,024
Other assets	563	38,698	(32)	39,229

Total assets	56,388	1,159,441	(55,857)	1,159,972

EQUITY
Shareholders’ equity (parent)	31,121	43,264	(43,264)	31,121
Non-voting equity securities	5,000			5,000

	36,121	43,264	(43,264)	36,121

Minority interests		915		915

Total equity	36,121	44,179	(43,264)	37,036

LIABILITIES
Subordinated loans	11,139		(1,040)	10,099
Debt securities in issue	6,545	113,436		119,981
Other borrowed funds	500	33,079	(10,428)	23,151
Insurance and investment contracts		240,858		240,858
Amounts due to banks		84,235		84,235
Customer deposits and other funds on deposit		470,191	(683)	469,508
Financial liabilities at fair value through profit and loss:
- trading liabilities		98,245		98,245
- non-trading derivatives	268	20,070	(268)	20,070
- designated as at fair value through profit and loss		11,474		11,474
Liabilities held for sale		4,890		4,890
Other liabilities	1,815	38,784	(174)	40,425

Total liabilities	20,267	1,115,262	(12,593)	1,122,936

Total equity and liabilities	56,388	1,159,441	(55,857)	1,159,972

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.3.2 CONSOLIDATING PROFIT AND LOSS ACCOUNT
For the year ended December 31, 2010

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		68,334		68,334
Interest expense banking operations		(55,011)		(55,011)

Interest result banking operations		13,323		13,323

Gross premium income		27,947		27,947
Investment income		7,563		7,563
Net result on disposals of group companies		310		310

Gross commission income		6,303		6,303
Commission expense		(1,725)		(1,725)

Commission income		4,578		4,578

Valuation results on non-trading derivatives		(1,005)		(1,005)
Net trading income		627		627
Share of profit from associates	2,971	314	(2,971)	314
Other income	(263)	898		635

Total income	2,708	54,555	(2,971)	54,292

EXPENSES
Gross underwriting expenditure		44,998		44,998
Investment result for risk of policyholders		(10,492)		(10,492)
Reinsurance recoveries		(1,741)		(1,741)

Underwriting expenditure		32,765		32,765
Addition to loan loss provisions		1,751		1,751
Intangible amortization and other impairments		1,112		1,112
Staff expenses		7,771		7,771
Other interest expenses		792		792
Other operating expenses		6,219		6,219

Total expenses		50,410		50,410
Result before tax	2,708	4,145	(2,971)	3,882

Taxation	(69)	1,069		1,000

Net result (before minority interests)	2,777	3,076	(2,971)	2,882

Attributable to:
Equityholders of the parent				2,777
Minority interests				105

Results for the period				2,882

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
For the year ended December 31, 2009

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		79,850		79,850
Interest expense banking operations		(67,475)		(67,475)

Interest result banking operations		12,375		12,375

Gross premium income		30,492		30,492
Investment income		3,342		3,342
Net result on disposals of group companies		264		264

Gross commission income		6,790		6,790
Commission expense		(2,177)		(2,177)

Commission income		4,613		4,613

Valuation results on non-trading derivatives		(5,332)		(5,332)
Net trading income		1,125		1,125
Share of profit from associates	(321)	(461)	321	(461)
Other income	(1,574)	2,265		691

Total income	(1,895)	48,683	321	47,109

EXPENSES
Gross underwriting expenditure		50,440		50,440
Investment result for risk of policyholders		(17,742)		(17,742)
Reinsurance recoveries		(1,714)		(1,714)

Underwriting expenditure		30,984		30,984
Addition to loan loss provisions		2,973		2,973
Intangible amortization and other impairments		568		568
Staff expenses		7,338		7,338
Other interest expenses		716		716
Other operating expenses		6,711		6,711

Total expenses		49,290		49,290

Result before tax	(1,895)	(607)	321	(2,181)

Taxation	(472)	(168)		(640)

Net result (before minority interests)	(1,423)	(439)	321	(1,541)

Attributable to:
Equityholders of the parent				(1,423)
Minority interests				(118)

Results for the period				(1,541)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
For the year ended December 31, 2008

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
INCOME
Interest income banking operations		97,011		97,011
Interest expense banking operations		(85,969)		(85,969)

Interest result banking operations		11,042		11,042

Gross premium income		43,812		43,812
Investment income		4,664		4,664
Net result on disposals of group companies		17		17

Gross commission income		7,504		7,504
Commission expense		(2,539)		(2,539)

Commission income		4,965		4,965

Valuation results on non-trading derivatives		(1,409)		(1,409)
Net trading income		(749)		(749)
Share of profit from associates	(3,332)	(404)	3,332	(404)
Other income	(240)	884		644

Total income	(3,572)	62,822	3,332	62,582

EXPENSES
Gross underwriting expenditure		18,831		18,831
Investment result for risk of policyholders		32,408		32,408
Reinsurance recoveries		(1,754)		(1,754)

Underwriting expenditure		49,485		49,485
Addition to loan loss provisions		1,280		1,280
Intangible amortization and other impairments		464		464
Staff expenses		8,764		8,764
Other interest expenses		978		978
Other operating expenses		6,807		6,807

Total expenses		67,778		67,778

Result before tax	(3,572)	(4,956)	3,332	(5,196)

Taxation	(80)	(1,587)		(1,667)

Net result (before minority interests)	(3,492)	(3,369)	3,332	(3,529)

Attributable to:
Equityholders of the parent				(3,492)
Minority interests				(37)

Results for the period				(3,529)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.3.3 CONSOLIDATING STATEMENT OF CASH FLOWS
For the years ended December 31, 2010

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Result before tax	2,708	(1,797)	2,971	3,882
Adjusted for:
- depreciation		1,723		1,723
- deferred acquisition costs and value of business acquired		1,296		1,296
- increase in provisions for insurance and investment contracts		3,860		3,860
- addition to loan loss provisions		1,751		1,751
- other	(47)	3,094		3,047
Taxation paid	140	(643)		(503)

Changes in:
- amounts due from banks, not available on demand		(4,333)		(4,333)
- trading assets		(14,782)		(14,782)
- non-trading derivatives	110	(1,590)	(110)	(1,590)
- other financial assets at fair value through profit and loss		832		832
- loans and advances to customers	1,504	(16,331)	(1,504)	(16,331)
- other assets	35	1,968		2,003
- amounts due to banks, not payable on demand		(9,831)		(9,831)
- customer deposits and other funds on deposit		21,202		21,202
- trading liabilities		9,804		9,804
- other financial liabilities at fair value through profit and loss		1		1
- other liabilities	(3,245)	(811)	(2,750)	(6,806)

Net cash flow from operating activities	1,205	(4,587)	(1,393)	(4,775)

Investments and advances:
- group companies	(1,300)	1,500	(200)
- associates		(165)		(165)
- available-for-sale investments		(163,038)		(163,038)
- held-to-maturity investments		(141)		(141)
- real estate investments		(73)		(73)
- property and equipment		(527)		(527)
- assets subject to operating leases		(1,284)		(1,284)
- investments for risk of policyholders		(52,370)		(52,370)
- other investments		(372)		(372)
Disposals and redemptions:
- group companies		1,757		1,757
- associates		232		232
- available-for-sale investments		154,640		154,640
- held-to-maturity investments		2,620		2,620
- real estate investments		295		295
- property and equipment		96		96
- assets subject to operating leases		53		53
- investments for risk of policyholders		54,817		54,817
- other investments		111		111

Net cash flow from investing activities	(1,300)	(1,849)	(200)	(3,349)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Proceeds from borrowed funds and debt securities		412,804		412,804
Repayments of borrowed funds and debt securities		(406,624)	1,504	(405,120)
Payments to acquire treasury shares		(136)		(136)
Sales of treasury shares	(16)	108		92
Dividends paid		(200)	200

Net cash flow from financing activities	(16)	5,952	1,704	7,640

Net cash flow	(111)	(484)	111	(484)

Cash and cash equivalents at beginning of year	183	20,959	(183)	20,959
Effect of exchange rate changes on cash and cash equivalents		265		265

Cash and cash equivalents at end of year	72	20,740	(72)	20,740

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
For the year ended December 31, 2009

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Result before tax	(1,895)	(607)	321	(2,181)
Adjusted for:
- depreciation		1,701		1,701
- deferred acquisition costs and value of business acquired		(1,131)		(1,131)
- increase in provisions for insurance and investment contracts		3,829		3,829
- addition to loan loss provisions		2,973		2,973
- other	(259)	6,107	167	6,015
Taxation paid	207	(619)		(412)

Changes in:
- amounts due from banks, not available on demand		8,611		8,611
- trading assets		47,963		47,963
- non-trading derivatives		864		864
- other financial assets at fair value through profit and loss		2,196		2,196
- loans and advances to customers	1,053	12,208	(1,053)	12,208
- other assets	442	6,864	(358)	6,948
- amounts due to banks, not payable on demand		(67,410)		(67,410)
- customer deposits and other funds on deposit		21,040	33	21,073
- trading liabilities		(54,366)		(54,366)
- other financial liabilities at fair value through profit and loss		(5,798)		(5,798)
- other liabilities	1,405	(11,758)	(130)	(10,483)

Net cash flow from operating activities	953	(27,333)	(1,020)	(27,400)

Investments and advances:
- group companies	(350)	(5)	350	(5)
- associates		(181)		(181)
- available-for-sale investments		(165,771)		(165,771)
- real estate investments		(130)		(130)
- property and equipment		(640)		(640)
- assets subject to operating leases		(1,034)		(1,034)
- investments for risk of policyholders		(65,362)		(65,362)
- other investments		(338)		(338)
Disposals and redemptions:
- group companies		2,643		2,643
- associates		294		294
- available-for-sale investments		167,075		167,075
- held-to-maturity investments		1,675		1,675
- real estate investments		656		656
- property and equipment		82		82
- assets subject to operating leases		93		93
- investments for risk of policyholders		64,158		64,158
- other investments		24		24

Net cash flow from investing activities	(350)	3,239	350	3,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise

	ING Group NV		Consoli-	ING Group
	parent	Subsi-	dating	consoli-
	company	diaries	entries	dated
Proceeds from issuance of subordinated loans		1,931	(1,931)
Repayments of subordinated loans		(3,023)	3,023
Proceeds from borrowed funds and debt securities	3,800	439,561	(5,589)	437,772
Repayments of borrowed funds and debt securities	(5,550)	(425,182)	5,550	(425,182)
Issuance of ordinary shares	7,276	700	(700)	7,276
Repayment of non-voting equity securities	(5,000)			(5,000)
Payments to acquire treasury shares		(101)		(101)
Sales of treasury shares	51	67		118
Dividends paid	(1,030)	(350)	350	(1,030)

Net cash flow from financing activities	(453)	13,603	703	13,853

Net cash flow	150	(10,491)	33	(10,308)

Cash and cash equivalents at beginning of year	33	31,238		31,271
Effect of exchange rate changes on cash and cash equivalents		(4)		(4)

Cash and cash equivalents at end of year	183	20,743	33	20,959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
For the year ended December 31, 2008

	ING Group		Consoli-
	NV parent		dating	ING Group
	company	Subsidiaries	entries	consolidated
Result before tax	(3,572)	(4,956)	3,332	(5,196)
Adjusted for:
- depreciation		1,492		1,492
- deferred acquisition costs and value of business acquired		(444)		(444)
- increase in provisions for insurance and investment contracts		16,363		16,363
- addition to loan loss provisions		1,280		1,280
- other	436	7,088	(569)	6,955
Taxation paid	80	(129)		(49)
Changes in:
- amounts due from banks, not available on demand		7,162		7,162
- trading assets		32,386		32,386
- non-trading derivatives	(2)	(2,020)	2	(2,020)
- other financial assets at fair value through profit and loss		3,174		3,174
- loans and advances to customers	(2,771)	(73,702)	3,967	(72,506)
- other assets	2,784	(11,730)	(2,901)	(11,847)
- amounts due to banks, not payable on demand		13,210		13,210
- customer deposits and other funds on deposit		6,669	162	6,831
- trading liabilities		3,501		3,501
- other financial liabilities at fair value through profit and loss		13,018	(2)	13,016
- other liabilities	(71)	(552)	138	(485)

Net cash flow from operating activities	(3,116)	11,810	4,129	12,823
Investments and advances:
- group companies	(12,721)	(1,725)	12,721	(1,725)
- associates		(1,034)		(1,034)
- available-for-sale investments		(228,291)		(228,291)
- held-to-maturity investments		(314)		(314)
- real estate investments		(905)		(905)
- property and equipment		(708)		(708)
- assets subject to operating leases		(1,401)		(1,401)
- investments for risk of policyholders		(64,735)		(64,735)
- other investments		(881)		(881)
Disposals and redemptions:
- group companies		1,590		1,590
- associates		972		972
- available-for-sale investments		225,539		225,539
- held-to-maturity investments		1,640		1,640
- real estate investments		415		415
- property and equipment		137		137
- assets subject to operating leases		428		428
- investments for risk of policyholders		59,251		59,251
- other investments		19		19

Net cash flow from investing activities	(12,721)	(10,003)	12,721	(10,003)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise

	ING Group		Consoli-
	NV parent		dating	ING Group
	company	Subsidiaries	entries	consolidated
Proceeds from issuance of subordinated loans	2,721	6,591	(6,591)	2,721
Proceeds from borrowed funds and debt securities	7,566	387,101	(2,752)	391,915
Repayments of borrowed funds and debt securities	(5,376)	(354,015)	5,376	(354,015)
Issuance of ordinary shares	448	12,721	(12,721)	448
Issuance of non-voting equity securities	10,000			10,000
Payments to acquire treasury shares	(2,379)	(9)		(2,388)
Sales of treasury shares	(1,147)	1,399		252
Dividends paid	3,875	(7,082)		(3,207)

Net cash flow from financing activities	15,708	46,706	(16,688)	45,726

Net cash flow	(129)	48,513	162	48,546
Cash and cash equivalents at beginning of year	162	(16,811)	(162)	(16,811)
Effect of exchange rate changes on cash and cash equivalents		(464)		(464)

Cash and cash equivalents at end of year	33	31,238	0	31,271

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
2.3.4 NOTES TO THE SUPPLEMENTAL INFORMATION
ASSETS
Investment in wholly owned subsidiaries
Investment in wholly owned subsidiaries:

		Balance		Balance
	Ownership	sheet value	Ownership	sheet value
	(%)	2010	(%)	2009

Name of investee:
ING Bank N.V.	100	31,266	100	27,469
ING Verzekeringen N.V.	100	20,785	100	15,880
Other		9		(85)

		52,060		43,264

Movement in investment in wholly owned subsidiaries:

	2010	2009

Opening balance	43,264	32,444
Revaluations	4,535	10,800
Result of the group companies	2,971	(321)
Capital contribution	1,500	700
Dividend	(200)	(350)

	52,070	43,273

Changes in ING Groep N.V. shares held by group companies:	(10)	(9)

Closing balance	52,060	43,264

Receivables from group companies	11,428	12,378

Total	63,488	55,642

SUBORDINATED LOANS
See Note 14 to the consolidated financial statements.

			Balance sheet value
Interest rate	Year of issue	Due date	2010	2009
9.000%	2008	Perpetual	10	10
8.500%	2008	Perpetual	1,469	1,357
8.000%	2008	Perpetual	1,485	1,479
7.375%	2007	Perpetual	1,111	1,022
6.375%	2007	Perpetual	773	713
5.140%	2006	Perpetual	692	670
5.775%	2005	Perpetual	741	690
6.125%	2005	Perpetual	504	472
4.176%	2005	Perpetual	498	498
Variable	2004	Perpetual	994	999
6.200%	2003	Perpetual	363	337
Variable	2003	Perpetual	729	731
7.200%	2002	Perpetual	748	656
7.050%	2002	Perpetual	528	465
8.439%	2000	December 31, 2030	1,121	1,040

			11,766	11,139

EUR 7,147 million (2009: EUR 7,862 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.
EUR 2,003 million (2009: EUR 3,267 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
Amounts in million of euros, unless stated otherwise
Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.
DEBT SECURITIES IN ISSUE

			Balance sheet value
Interest rate	Year of issue	Due date	2010	2009
5.630%	2008	September 3, 2013	1,072	1,073
4.699%	2007	June 1, 2035	117	117
4.750%	2007	May 31, 2017	1,890	1,864
Variable	2006	June 28, 2011	749	749
Variable	2006	April 11, 2016	997	997
4.125%	2006	April 11, 2016	746	745
6.125%	2000	January 4, 2011	1,000	1,000
			6,571	6,545

The number of debentures held by group companies as at December 31, 2010 was 131,680 with a balance sheet value of EUR 13 million (2009: 114,760 with a balance sheet value of EUR 11 million).
Amounts owed to group companies by remaining term:

	2010	2009

- within one year	1	32
- more than one year but less than five years	500	500

	501	532

Derivatives from group companies by remaining term:

	2010	2009

- within one year	25
- more than one year but less than five years		30
- more than five years	211	238

	236	268

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
ADVANCED MEASUREMENT APPROACH (AMA)
The risk methodology to calculate the regulatory Operational Risk capital.
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
BASEL III
Regulatory requirements issued by the Basel Committee on Banking Supervision for the solvency calculation and liquidity requirements, which will supersede Basel II. From January 1, 2013 these requirements will start to apply, with the full requirements being effective as of January 1, 2018.
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
COLLATERALISED DEBT OBLIGATION (CDO)
A type of asset-backed security which provides investors exposure to the credit risk of a pool of fixed income assets.
COLLATERALISED LOAN OBLIGATION (CLO)
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
COMPLIANCE RISK
Compliance risk is defined as the risk of damage to ING’s reputation as a result of failure or perceived failure to comply with relevant laws, regulations, internal policies and procedures or ethical standards.
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

GLOSSARY
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
COUNTRY RISK
The risk that a government will not fulfill its obligations or obstructs the remittance of funds by debtors, either for financial reasons (transfer risk) or for other reasons (e.g. political risk).
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
DELTA HEDGE
The delta hedge minimizes the exposure of the employee option scheme by holding an appropriate number of (depositary receipts for) ordinary shares. The exposure is reassessed every quarter and, if necessary, ordinary shares are bought from the market. In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the hedge portfolio will be used to fund the obligations arising out of exercise and vesting. Once all shares in the hedge portfolio are used ING will fund these obligations by issuing new shares.
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
EARNINGS SENSITIVITY (ES)
Measures the impact on earnings resulting from changes in economic and financial conditions over a one-year horizon.
ECONOMIC CAPITAL
The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. Given ING Group’s target rating, ING calculates economic capital requirements for ING Bank at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default of 1 in 2000 years or 0.05%). For ING Insurance the economic capital is calculated based on a confidence level of 99.5%, which is aligned with the Solvency II.
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
FINANCIAL ASSET
Any asset that is:
•	cash;
•	an equity instrument of another company;
•	a contractual right to;
•	receive cash or another financial asset from another company; or
•	exchange financial instruments with another company under conditions that are potentially favorable; or
•	certain contract that will or may be settled in ING’s own equity instruments.
FINANCIAL INSTRUMENTS
Contracts that give rise to both a financial asset for one company and a financial liability or equity instrument for another company.
FINANCIAL LIABILITY
Any liability that is a contractual obligation:
•	to deliver cash or another financial asset to another company; or
•	to exchange financial instruments with another company under conditions that are potentially unfavorable; or
•	certain contracts that will or may be settled in ING’s own equity instruments.
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

GLOSSARY
intention and ability to hold to maturity other than:
a.	those that ING Group upon initial recognition designates as at fair value through profit and loss;
b.	those that ING Group designates as available-for-sale; and
c.	those that meet the definition of loans and receivables.
HISTORICAL SIMULATION
A model to calculate Value at Risk, assuming that future changes in risk factors will have the same distribution as they had in the past taking into account the non-linear behavior of financial products.
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
JOINT VENTURE
A contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.
LEGAL RISK
Legal risk is the risk related to:
•	a failure (or perceived failure) to adhere to applicable laws, regulations and standards;
•	contractual liabilities or contractual obligations that are defaulted or cannot be enforced as intended, or are enforced in an unexpected or adverse way; and
•	liability (tort) towards third parties due to an act or omission contributable to ING; (potentially) resulting in impairment of ING’s integrity, leading to damage to ING’s reputation, legal or regulatory sanctions, or financial loss.
LENDING RISK
Lending risk arises when ING Group grants a loan to a customer, or issues guarantees on behalf of a customer. This is the most common risk category, and includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk

GLOSSARY
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
MINORITY INTERESTS
The part of the profit and loss and net assets of a subsidiary attributable to an interest which is not owned, directly or indirectly, by the parent company.
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
MONTE CARLO SIMULATION
A model to calculate Value at Risk, assuming that changes in risk factors are (jointly) normally distributed taking into account nonlinear behavior of financial products.
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

GLOSSARY
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
PRE-SETTLEMENT RISK
Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Group has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavorable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Group replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of outstanding is generally based on the replacement value (mark-to-market) plus potential future volatility concept, using an historical 7 year time horizon and a 99% confidence level.
PRESSURISED ASSETS
Pressurized assets have been defined as subprime ABS exposures, Alt-A ABS exposures, CMBS, CDO/CLOs, Greek Government bonds, Greek Financial Institution Bonds, Irish Government bonds and

GLOSSARY
Irish Financial Institution bonds.
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
SOLVENCY II
The fundamental reform of European insurance solvency and risk governance legislation, which is effective as of January 1, 2013
SUB-PRIME MORTGAGES
Mortgage loans made to borrowers who cannot get a regular mortgage because

GLOSSARY
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

SCHEDULE I—SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS
IN RELATED PARTIES
Amounts are in millions of euros

			Column D
			Amount at
Column A	Column B	Column C	which shown in
Type of investment	Cost	Fair value	balance sheet

DEBT SECURITIES
Debt securities held to maturity	11,693	11,854	11,693
Debentures/available-for-sale:
- Dutch governments	8,798	9,198	9,198
- foreign governments	87,386	89,232	89,232
- public utilities	8,260	8,683	8,683
- asset-backed securities	31,774	31,693	31,693
- redeemable preference shares sinking funds	4	5	5
- all other corporate bonds	73,100	73,982	73,982

SHARES AND CONVIRTIBLE DEBENTURES
Ordinary shares
- public utilities	105	131	131
- banks, trusts and insurance companies	2,251	4,212	4,212
- industrial and all other	3,382	4,933	4,933
Preference shares	385	478	478

Total investments	227,138	234,401	234,240

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
Amounts are in millions of euros

						Column
						G
						Net
						investment
		Column				income
		C				(including
		Future				other	Column	Column
	Column	policy				income and	H	I
	B	benefits,		Column		other	Benefits,	Amortization	Column
	Deferred	losses,	Column	E	Column	expenses)	claims,	of deferred	J	Column
Column	policy	claims and	D	Other	F	allocated to	losses and	policy	Other	K
A	acquistion	loss	Unearned	policy and	Premium	underwriting	settlement	acquisition	operating	Premiums
Segment	costs	expenses	premiums	claims	revenue	accounts	expenses	costs	expenses	written
2010
Life	10,562	257,913		3,432	24,165	7,480	26,558	2,821	3,911	24,165
Non-life	42	3,103	345		1,702	368	1,041	13	662	1,676

Total	10,604	261,016	345	3,432	25,867	7,848	27,599	2,834	4,573	25,841

2009
Life	11,355	230,344		1,600	26,853	4,163	27,427	446	3,829	26,853
Non-life	43	3,073	361		1,704	255	976	12	749	1,702

Total	11,398	233,417	361	1,600	28,557	4,418	28,403	458	4,578	28,555

SCHEDULE IV—REINSURANCE
Amounts are in millions of euros

					Column F
		Column C	Column D		Percentage
	Column B	Ceded to	Assumed	Column E	of amount
	Gross	other	from other	Net	assumed
Column A	amount	companies	companies	amount	to net

2010 Premiums
- life	25,042	2,041	1,164	24,165	4.8%
- non-life	1,718	65	23	1,676	1.4%

Total Premiums	26,760	2,106	1,187	25,841	4.6%

Life insurance in Force	1,210,461	274,082	14,981	951,360	1.6%

2009 Premiums
- life	27,421	1,867	1,299	26,853	4.8%
- non-life	1,746	70	26	1,702	1.5%

Total Premiums	29,167	1,937	1,325	28,555	4.6%

Life insurance in Force	1,096,442	254,454	34,094	876,082	3.9%

2008 Premiums
- life	37,487	1,802	1,382	37,067	3.7%
- non-life	4,920	196	23	4,747	0.5%

Total Premiums	42,407	1,998	1,405	41,814	3.4%

Life insurance in Force	1,062,700	269,041	105,094	898,753	11.7%

SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING
NON-LIFE INSURANCE OPERATIONS
Amounts are in millions of euros

Column
G
Net
						investment	Column
						income	H
		Column				(including	Claims and
		C	Column			other	claims			Column
	Column	Reserves	D			income	Adjustment			J
	B	for unpaid	Discount if			and other	expenses		Column	Paid
Column	Deferred	claims &	any	Column	Column	expenses)	incurrent		I	claims &	Column
A	policy	claims	deducted	E	F	allocated	related to		Amorti-	claims	K
Affiliation with	acquisition	adjusted	in column	Unearned	Earned	to non-life	accident years		zation of	adjusted	Premiums
the registrant	on costs	expenses	C	premiums	premiums	operations	Current	Prior	DPAC(1)	expenses	written

2010
Consolidated
Non-life entities	42	3,103	235	345	1,702	368	1,121	11	13	1,041	1,676

2009
Consolidated
Non-life entities	43	3,073	215	361	1,704	255	1,111	(84)	12	976	1,702

(1)	DPAC: Deferred policy acquisition costs