Form 20-F
period 2011-12-31
ING GROEP NV
filed 2012-03-21
CIK 1039765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Hans van Barneveld

Telephone: +31 20 541 8510

E-mail: Hans.van.Barneveld@ing.com

Amstelveenseweg 500

1081KL Amsterdam

The Netherlands

(Name; Telephone, Email and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share Ordinary Shares, nominal value EUR 0.24 per Ordinary Share and Bearer	New York Stock Exchange
Depositary receipts in respect of Ordinary Shares*	New York Stock Exchange
7.05% ING Perpetual Debt Securities	New York Stock Exchange
7.20% ING Perpetual Debt Securities	New York Stock Exchange
6.20% ING Perpetual Debt Securities	New York Stock Exchange
6.125% ING Perpetual Debt Securities	New York Stock Exchange
6.375% ING Perpetual Debt Securities	New York Stock Exchange
7.375% ING Perpetual Debt Securities	New York Stock Exchange
8.50% ING Perpetual Debt Securities	New York Stock Exchange

*	Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value EUR 0.24 per Ordinary Share	3,831,560,513
Bearer Depositary receipts in respect of Ordinary Shares	3,830,278,454

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days  .☑ Yes  ☐ No

Indicate by check mark whether the registrants have submitted electronically and posted on their corporate Web sites, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*  ☐ Yes  ☐ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☑ No

PRESENTATION OF INFORMATION

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

Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the translated amounts actually represent such dollar or euro amounts, as the case may be, or could be converted into U.S. dollars or euros, as the case may be, at the rates indicated or at any other rate. Therefore, unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of euro 1.00 = $ 1.3320, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 1, 2012.

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

The published 2011 Annual Accounts of ING Group, however, are prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB, in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 “Financial Instruments” (issued in 2009) is not yet endorsed by the EU and, therefore, is not yet part of IFRS-EU. However, IFRS 9 is only effective as of 2015 and ING has not early adopted IFRS 9 under IFRS-IASB.

Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket, and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

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

ING Group changed its accounting policy for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) on the Insurance US Closed Block VA book as of January 1, 2011. This change represents a change in accounting policy under IFRS, with a transitional impact being reflected in shareholders’ equity. Comparative years’ results have been restated. Further details are provided in the section “Changes in accounting policies” in Note 2.1 to the consolidated financial statements.

The Latin American pensions, life insurance and investment management operations were disposed of in December 2011. (for more information, see “Item 4. Information on the Company – Changes in the Composition of the Group). This transaction qualifies under IFRS as a discontinued operation. The results of the discontinued operations for the year and for comparative years are presented separately from continuing operations in the profit and loss account.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Annual Report are not historical facts, including, without limitation, certain statements made in the sections hereof entitled “Information on the Company,” “Dividends,” “Operating and Financial Review and Prospects,” “Selected Statistical Information on Banking Operations” and “Quantitative and Qualitative Disclosure of Market Risk” are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those expressed or implied in such statements due to, without limitation,

•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	consequences of a potential (partial) break-up of the euro,

•	the implementation of ING’s restructuring plan to separate banking and insurance operations,

•

changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in investor, customer and policyholder behaviour,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	changes in credit ratings,

•	ING’s ability to achieve projected operational synergies, and

•	the other risks and uncertainties detailed in “Item 3. Key Information – Risk Factors” in ING’s Annual Report on Form 20-F for the year ended December 31, 2011.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. See “Item 3. Key Information—Risk Factors” and “Item 5. Operating and financial review and prospects – Factors Affecting Results of Operations.”

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

	$000,000,00	$000,000,00	$000,000,00	$000,000,00	$000,000,00	$000,000,00
	Year ended December 31,
	2011	2011	2010(7)	2009(7)	2008(7)	2007(7)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in millions, except amounts per share and ratios)
IFRS-IASB Consolidated Income Statement Data
Income from banking operations:
Interest income	86,112	64,649	68,334	79,850	98,201	76,859
Interest expense	68,198	51,200	55,011	67,475	87,118	67,823

Net interest result	17,914	13,449	13,323	12,375	11,082	9,036
Commission income	3,269	2,454	2,593	2,660	2,820	2,926
Investment and Other income	774	581	1,091	(3,546)	(5,950)	3,151

Total income from banking operations	21,957	16,484	17,007	11,489	7,952	15,113

Income from insurance operations:
Premium income	36,228	27,198	27,786	30,248	42,671	44,746
Commission income	2,109	1,583	1,555	1,580	1,766	1,710
Investment and Other income	12,182	9,146	7,162	2,955	8,440	12,836

Total income from insurance operations	50,519	37,927	36,503	34,783	52,877	59,293

Total income (2)	72,477	54,412	53,510	46,273	60.538	74,182

Total expenditure from banking operations	15,824	11,880	11,914	13,134	11,556	10,092
Total expenditure from insurance operations	50,822	38,155	38,610	35,970	54,732	52,927

Total expenditure (2) (3	66,180	49,685	50,177	48,765	65,997	62,795

Result before tax from banking operations	6,133	4,604	5,093	(1,645)	(3,604)	5,021
Result before tax from insurance operations	163	122	(1,760)	(848)	(1,855)	6,366

Result before tax	6,296	4,727	3,333	(2,492)	(5,459)	11,387
Taxation	1,344	1,009	1,076	(780)	(1,708)	1,590
Result from discontinued operatiions (8)	1,477	1,109	216	100	82	89
Minority interests	116	87	106	(118)	(37)	267

Net result	6,314	4,740	2,367	(1,494)	(3,632)	9,619

Dividend on Ordinary Shares					1,500	3,180
Addition to shareholders’ equity	6,314	4,740	2,367	(1,755)	(5,557)	6,439
Coupon payable on non-voting equity securities (6)				259	425
Net result attributable to equity holders of the Company				(935)	(729)	9,241
Basic earnings per share (4)	1.13	0.85	0.51	(0.78)	(1.36)	3.45
Diluted earnings per share (4)	1.13	0.85	0.51	(0.78)	(1.36)	3.43
Dividend per Ordinary Share (4)					0.74	1.48
Interim Dividend					0.74	0.66
Final Dividend						0.82
Number of Ordinary Shares outstanding (in millions)	3,782.3	3782.3	3,780.3	3,784.5	2,059.5	2,098.1
Dividend pay-out ratio (5)	n.a	n.a	n.a	n.a	n.a.	34.3%

	Year ended December 31,
	2011	2011	2010(7)	2009(7)	2008(7)	2007(7)
	USD(1)	EUR	EUR	EUR	EUR	EUR
	(in billions, except amounts per share and ratios)
IFRS-IASB Consolidated Balance Sheet Data
Total assets	1,696.4	1,273.6	1,242.7	1,159.8	1,328,6	1,313,2
Investments:
Banking	111.6	83.8	110.9	105.5	148.8	160.4
Insurance	178.0	133.6	123.3	106.6	109.5	132.3

Total	289.6	217.4	234.2	212.1	258.3	292.6
Loans and advances to customers	795.1	596.9	608.9	575.3	616.8	553.7
Insurance and investment contracts:
Life	349.1	262.1	255.5	226.2	214.3	232.4
Non-life	4.7	3.5	3.6	3.5	6.8	9.6
Investment contracts	17.6	13.2	12.0	11.3	21.1	23.7

Total	371.4	278.8	271.1	241.0	242.2	265.7
Customer deposits and other funds on deposit:
Savings accounts of the banking operations	388.3	291.5	324.6	304.1	274.3	275.1
Other deposits and bank funds	234.4	176.0	186.8	165.4	248.5	250.1

Total	622.7	467.5	511.4	469.5	522.8	525.2
Amounts due to banks	96.2	72.2	72.9	84.2	152.3	167.0
Shareholders’ equity	56.6	42.5	37.7	30.9	14.9	37.7
Non-voting equity securities	4.0	3.0	5.0	5.0	10.0
Shareholders’ equity per Ordinary Share (4)	14.95	11.22	9.98	8.17	7.37	17.98
Share capital in number of shares (in millions)	3,831.6	3,831.6	3,831.6	3,831.6	2,063.1	2,226.4

(1)

Euro amounts have been translated into U.S. dollars at the exchange rate of $ 1.3320 to EUR 1.00, the noon buying rate in New York City on March 1, 2012 for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	After elimination of certain intercompany transactions between the insurance operations and the banking operations. See Note 2.1 to the consolidated financial statements.
(3)	Includes all non-interest expenses, including additions to the provision for loan losses. See “Item 5 Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
(4)

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

(5)	The dividend pay-out ratio is based on net result attributed to equity holders of the Company.
(6)	For details of the agreements with the Dutch State, see Note 13 of Note 2.1 to the consolidated financial statements.
(7)

Restated to reflect the change in accounting policy i.e. move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US Closed Block VA as of January 1, 2011, see Basis of Presentation of Note 2.1 to the consolidated financial statements.

(8)	For details on Discontinued operations, see Note 25 of Note 2.1 to the consolidated financial statements.

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

	U.S. dollars per euro
Calendar Period	Period End(1)	Average Rate(2)	High	Low
2007	1.4603	1.3794	1.4862	1.2904
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3218	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926

(1)	The Noon Buying Rate at such dates differ from the rates used in the preparation of ING’s consolidated financial statements as of such date. See Note 2.1 to the consolidated financial statements.
(2)	The average of the Noon Buying Rates on the last business day of each full calendar month during the period.

The table below shows the high and low exchange rate of the U.S. dollar per euro for the last six months.

	High	Low
September 2011	1.4283	1.3446
October 2011	1.4164	1.3281
November 2011	1.3803	1.3244
December 2011	1.3487	1.2926
January 2012	1.3192	1.2686
February 2012	1.3464	1.3087

The Noon Buying Rate for euros on December 31, 2011 was EUR 1.00 = $ 1.2973 and the Noon Buying Rate for euros on March 1, 2012 was EUR 1.00 = $ 1.3320.

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

Risks Related to Financial Conditions, Market Environment and General Economic Trends.

Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength of the economic, business and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely affected, and may continue to adversely affect, the profitability and solvency of our insurance, banking and asset management business.

Factors such as interest rates, securities prices, credit spreads, liquidity spreads, exchange rates, consumer spending, changes in client behaviour, business investment, real estate and private equity valuations, government spending, inflation, the volatility and strength of the capital markets, political events and trends, and terrorism all impact the business and economic environment and, ultimately, our solvency and the amount and profitability of business we conduct in a specific geographic region. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, higher corporate and private debt defaults, lower business investments, and lower consumer spending, the demand for banking and insurance products is usually adversely affected and ING’s reserves and provisions typically would increase, resulting in overall lower earnings. Securities prices, real estate values and private equity valuations may also be adversely impacted, and any such losses would be realized through profit and loss and shareholders’ equity. Some insurance products contain minimum return or accumulation guarantees. If returns do not meet or exceed the guarantee levels we may need to set up additional reserves to fund these future guaranteed benefits. In addition, we may experience an elevated incidence of claims and lapses or surrenders of policies. Our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Similarly, a downturn in the equity markets causes a reduction in commission income we earn from managing portfolios for third parties, income generated from our own proprietary portfolios, asset-based fee income on certain insurance products, and our capital base. We also offer a number of insurance and financial products that expose us to risks associated with fluctuations in interest rates, securities prices, corporate and private default rates, the value of real estate assets, exchange rates and credit spreads. See also “— Interest rate volatility and other interest rate changes may adversely affect our profitability”, “—Turbulence and volatility in the financial markets have adversely affected us, and may continue to do so”, and “—Market conditions observed over the last year may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending” below.

In case one or more of the factors mentioned above adversely affects the profitability of our business this might also result, among other things, in the following:

•	the unlocking of deferred acquisition costs impacting earnings; and/or

•	reserve inadequacies which could ultimately be realized through profit and loss and shareholders’ equity; and/or

•	the write down of tax assets impacting net results; and/or

•	impairment expenses related to goodwill and other intangible assets, impacting net results; and/or

•	movements in Risk Weighted Assets for the determination of required capital.

Shareholders’ equity and our net result may be significantly impacted by turmoil and volatility in the worldwide financial markets. Negative developments in financial markets and/or economies may have a material adverse impact on shareholders’ equity and net result in future periods, including as a result of the potential consequences listed above. See “ — Turbulence and volatility in the financial markets have adversely affected us, and may continue to do so” below.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.

The capital and credit markets have been experiencing extreme volatility and disruption since the second half of 2008. In some cases, market developments have resulted in restrictions on the availability of liquidity and credit capacity for certain issuers.

We need liquidity in our day-to-day business activities to pay our operating expenses, interest on our debt and dividends on our capital stock; maintain our securities lending activities; and replace certain maturing liabilities. The principal sources of our funding are deposit funds, insurance premiums, annuity considerations, cash flow from our investment portfolio and assets, consisting mainly of cash or assets that are readily convertible into cash. Sources of liquidity in normal markets may also include a variety of short- and long-term instruments, including repurchase agreements, commercial paper, medium-and long-term debt, subordinated debt securities, capital securities and stockholders’ equity.

In the event current resources do not satisfy our needs, we may need to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that external funding sources might not be available, or available at unfavourable terms.

Disruptions, uncertainty or volatility in the capital and credit markets, such as that experienced over the past few years, including in relation to the ongoing European sovereign debt crisis, may also limit our access to capital required to operate our business. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to (1) delay raising capital, (2) reduce, cancel or postpone payment of dividends on our shares, (3) reduce, cancel or postpone interest payments on other securities, (4) issue capital of different types or under different terms than we would otherwise, or (5) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, cash flows and regulatory capital position could be materially adversely affected by disruptions in the financial markets.

In the course of 2008 and 2009, governments around the world, including the Dutch government, implemented unprecedented measures to provide assistance to financial institutions, in certain cases requiring (indirect) influence on or changes to governance and remuneration practices. In certain cases governments nationalized companies or parts thereof. The measures adopted in the Netherlands include both liquidity provision and capital reinforcement, and a Dutch Credit Guarantee Scheme. The liquidity and capital reinforcement measures expired on October 10, 2009, and the Credit Guarantee Scheme of the Netherlands expired on December 31, 2010. Our participation in these measures has resulted in certain material restrictions on us, including those required by the European Commission (“EC”) as part of our Restructuring Plan. See “Risks Related to the Restructuring Plan — Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”, “Risks Related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”. The Restructuring Plan as well as any potential future transactions with the Dutch State or any other government, if any, or actions by such government regarding ING could adversely impact the position or rights of shareholders, bondholders, customers or creditors and our results, operations, solvency, liquidity and governance.

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

Within the financial services industry the severe distress or default of any one institution (including sovereigns) could lead to defaults or severe distress by other institutions. Such distress or defaults could disrupt securities markets or clearance and settlement systems in our markets. This could cause market declines or volatility. Such a failure could lead to a chain of defaults that could adversely affect us and our contract counterparties. Concerns about the credit worthiness of a sovereign or financial institution (or a default by any such entity) could lead to significant liquidity and/or solvency problems, losses or defaults by other institutions, because the commercial and financial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of, or questions about, a sovereign or a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis and financial instruments of sovereigns in which we invest. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, financial condition, results of operations, liquidity and/or prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

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

In our life and non-life insurance and reinsurance businesses, we are subject to losses from natural and man-made catastrophic events. Such events include, without limitation, weather and other natural catastrophes such as hurricanes, floods, earthquakes and epidemics that may be more severe or difficult to predict as a result of variable climate conditions, as well as events such as terrorist attacks and political and social unrest.

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

In addition, and as discussed further below under “Risks Related to the Group’s Business, Operations, and Regulatory Environment—Operational risks are inherent in our business”, because unforeseeable and/or catastrophic events can lead to an abrupt interruption of activities, our banking and insurance operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions, insurance and pension benefits to employees and also to key personnel. If our business continuity plans are not able to be put into action or do not take such events into account, our financial condition could be adversely affected.

We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business.

We are subject to detailed banking, insurance, asset management and other financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, anti-money laundering, anti-terrorism measures, privacy, record keeping, product and sale suitability, and marketing and sales practices, and our own internal governance practices. Banking, insurance and other financial services laws, regulations and policies currently governing us and our subsidiaries may also change at any time and in ways which have an adverse effect on our business, and it is difficult to predict the timing or form of any future regulatory or enforcement initiatives in respect thereof. Also, regulators and other supervisory authorities in the EU, the US and elsewhere continue to scrutinize the financial services industry and its activities under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. Regulation is becoming increasingly more extensive and complex and regulators are focusing increased scrutiny on the industries in which we operate, often requiring additional Company resources. These regulations can serve to limit our activities, including through our net capital, customer protection and market conduct requirements, and restrictions on businesses in which we can operate or invest. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties.

In light of current conditions in the global financial markets and the global economy, regulators have increased their focus on the regulation of the financial services industry. Most of the principal markets where we conduct our business have adopted, or are currently considering, major legislative and/or regulatory initiatives in response to the financial crisis. Governmental and regulatory authorities in the Netherlands, the United Kingdom, the United States and elsewhere are implementing measures to increase regulatory control in their respective financial markets and financial services sectors, including in the areas of prudential rules, capital requirements, executive compensation, crisis and contingency management, bank levies and financial reporting, among others. Additionally, governmental and regulatory authorities in the Netherlands as well as in a multitude of jurisdictions continue to consider new mechanisms to limit the occurrence and/or severity of future economic crises (including proposals to restrict the size of financial institutions operating in their jurisdictions and/or the scope of operations of such institutions).

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

Basel III

In addition, the Basel Committee on Banking Supervision has announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage . Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on January 1, 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III calls for stricter definitions of capital that will have the effect of disqualifying many hybrid securities, potentially including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitization activities to be introduced at the end of 2011 as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (FSB) are currently considering measures that may have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for “systemically important financial institutions” (SIFIs) and so-called “Global” SIFIs (G-SIFI), in addition to the Basel III requirements otherwise applicable to most financial institutions. ING has been designated as a G-SIFI.

For European banks these requirements will be implemented through the Capital Requirement Directive (CRD) IV, which might deviate in its final state from the original Basel III requirements. While the full impact of the new Basel III rules, and any additional requirements for SIFIs or G-SIFIs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital. Further, the International Accounting Standards Board (“IASB”) is considering changes to several IFRS standards, which changes could also have a material impact on our reported results and financial condition.

Solvency II

The European Council has agreed upon a full scale revision of the solvency framework and prudential regime applicable to insurance and reinsurance companies known as “Solvency II”, which was adopted on November 25, 2009 (Directive 2009/138/EG). A key aspect of Solvency II is the closer alignment of the assessment of risks and capital requirements with economic capital methodologies. Under the Solvency II regime, insurance companies may be permitted to make use of an internal economic capital model as a basis for calculation of their capital needs and solvency position (in the Netherlands, such a model (including ING’s model) has to be approved by the Dutch Central Bank).

The final text of the Level I Framework Directive includes rules regarding, among other things, own funds, capital requirements, investments and group supervision. Following adoption of this Level I Framework Directive, the European Commission and European Insurance and Occupational Pensions Authority (“EIOPA”), formerly CEIOPS, have initiated the development of detailed rules following the Lamfalussy process. Under this process, Directives related to financial institutions are developed on the basis of a four level approach intended to complement the principles of the Directive Level 2 measures will be issued by the European Commission (delegated acts and/or implementing technical standards proposed by EIOPA) and Level 3 guidance will be issued by EIOPA.

Solvency II, if implemented, will effect a full revision of the insurance industry’s solvency framework and prudential regime and will impose group level supervision mechanisms. We are unable to predict precisely how any regulations resulting from such initiatives and proposals could affect our results of operations, financial condition and liquidity.

Formally, each member state of the European Economic Area (“EEA”), including the Netherlands, is currently required to begin implementing Solvency II by October 31, 2012. Discussions are ongoing to postpone the Solvency II implementation date (likely until 2014 or 2015), and a European Parliament vote on this matter is currently expected in the spring of 2012. In case such voting is further delayed and the European Parliament does not approve a postponement of the implementation of Solvency II well in advance of October 31, 2012, the current Solvency II framework may need to be applied effective as of October 31, 2012. Implementation of Solvency II by October 31, 2012 may be further complicated by the fact that Level 2 measures and Level 3 guidance is not expected to be finalized by such date and the fact that it is unlikely that all member states will have their regulatory framework in place at that time. We cannot currently predict how these uncertainties at the EU and national levels, if not resolved in a timely fashion, will impact the insurance industry generally or our business and operations in particular.

Significant efforts towards establishing a more cohesive and streamlined European supervisory framework, including the establishment of the European Systemic Risk Board and a European Insurance and Occupational Pensions Authority, may also affect the Group’s operations.

EU Insurance Guarantee Scheme

In July 2010, the European Commission released a white paper detailing the need to establish minimum levels of protection for consumers of life and non-life insurance products in the event that insurance companies in the European Union with which they do business were to become insolvent. Though the mechanisms for providing any such protections remain under review by the European Commission, the European Parliament and the member states, the European Commission may currently be considering providing this protection by (i) mandating the creation of (or harmonization of existing) national level insurance guarantee schemes and/or (ii) implementing an EU-wide insurance guarantee scheme, which such scheme(s) may require significant prefunding by insurance companies. The implementation of an insurance guarantee scheme requiring significant levels of prefunding (or, in the event that prefunding is not required, the occurrence of circumstances requiring the commencement of event-driven contributions) may have a material and adverse impact on the liquidity, financial condition and operations of companies engaged in the insurance business, including us.

Dodd-Frank Act

Furthermore, in the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank” or the “Dodd-Frank Act”) has imposed comprehensive changes to the regulation of financial services in the United States and has implications for non-US financial institutions with a US presence, such as ING. Dodd-Frank directs existing and newly-created government agencies and bodies to promulgate regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rulemaking process has begun, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. We cannot predict with any certainty how Dodd-Frank and such regulations will affect the financial markets generally, impact the Group’s business, credit or financial strength ratings, results of operations, cash flows or financial condition or advise or require the Group to raise additional capital. Key aspects of Dodd-Frank that we have identified to date as possibly having an impact on the Group include:

•

The newly established risk regulator — the Financial Stability Oversight Council (the “FSOC”) — may designate the Group as a company whose material financial distress, or whose nature, scope, size, scale, concentration, interconnectedness or mix of activities, could pose a threat to the financial stability of the United States. In such an instance, the Group would become subject to the oversight of the Federal Reserve. If the Group becomes subject to the examination, enforcement and supervisory authority of the Federal Reserve, the Federal Reserve would have authority to impose capital requirements on the Group and its subsidiaries. The Group cannot predict what capital regulations the Federal Reserve will promulgate under these authorizations, either generally or as applicable to organizations with the Group’s operations, nor can management predict how the Federal Reserve will exercise potential general supervisory authority over the Group as to its business practices or those of its subsidiaries. If designated as systemically important by the FSOC, the Group would become subject to unspecified stricter prudential standards, including stricter requirements and limitations relating to risk-based capital, leverage, liquidity and credit exposure, as well as overall risk management requirements, management interlock prohibitions and a requirement to maintain a plan for rapid and orderly dissolution in the event of severe financial distress. The Group may become subject to stress tests to be promulgated by the Federal Reserve in consultation with the newly created Federal Insurance Office (discussed below) to determine whether, on a consolidated basis, the Group has the capital necessary to absorb losses as a result of adverse economic conditions. We cannot predict how the stress tests will be designed or conducted or whether the results thereof will cause the Group to alter its business practices or affect the perceptions of regulators, rating agencies, customers, counterparties or investors about the Group’s financial strength. The FSOC may also recommend that state insurance regulators or other regulators apply new or heightened standards and safeguards for activities or practices that the Group and other insurers or other financial services companies engage in.

•

Title II of Dodd-Frank provides that a financial company may be subject to a special orderly liquidation process outside the federal bankruptcy code, administered by the Federal Deposit Insurance Corporation as receiver, upon a determination that the company is in default or in danger of default and presents a systemic risk to US financial stability. We cannot predict how ratings agencies or creditors of us or our subsidiaries will evaluate this potential risk or whether it will impact our financing or hedging costs

•

Title VII Dodd-Frank creates a new framework for regulation of the over-the-counter (OTC) derivatives markets and certain market participants which could affect various activities of the Group and its subsidiaries. New margin and capital requirements on market participants contained in final regulations adopted by the Commodity Futures Trading Commission (“CFTC”) (and in regulations that may be adopted by the SEC) could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of risks we do not hedge

•

Dodd-Frank establishes a Federal Insurance Office (“FIO”) within the Department of the Treasury to be headed by a director appointed by the Secretary of the Treasury. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office would perform various functions with respect to insurance (other than health insurance), including participating in the FSOC’s decisions regarding insurers (potentially including the Group and its subsidiaries), to be designated for stricter regulation. The FIO may recommend enhanced regulations to the states.

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

•

Dodd—Frank also includes various securities law reforms that may affect the Group’s business practices and the liabilities and/or exposures associated therewith, including a provision intended to authorize the SEC to impose on broker-dealers fiduciary duties to their customers, as applies to investment advisers under existing law, which new standard could potentially expose certain of ING’s US broker-dealers to increased risk of SEC enforcement actions and liability. The SEC staff released a study on this issue.

Although the full impact of Dodd-Frank cannot be determined until the various studies mandated by the law are conducted and implementing regulations are adopted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry, including for us. Dodd-Frank could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under Dodd-Frank and have a material effect on our results of operations or financial condition.

Foreign Account Tax Compliance Act

Under US federal tax legislation passed in 2010, a 30% withholding tax will be imposed on “withholdable payments” made to non-US financial institutions (including non-US investment funds and certain other non-US financial entities) that fail (or that have 50% affiliates which are also non-US financial institutions that fail) to provide certain information regarding their US accountholders and/or certain US investors (such US accountholders and US investors, “US accountholders”) to the US Internal Revenue Service (the “IRS”). For non-US financial institutions that fail to comply, this withholding will generally apply without regard to whether the beneficial owner of a withholdable payment is a US person or would otherwise be entitled to an exemption from US federal withholding tax. “Withholdable payments” generally include, among other items, payments of US-source interest and dividends and the gross proceeds from the sale or other disposition of property that may produce US-source interest and dividends. The US Internal Revenue Service (the “IRS”) has issued guidance stating that this withholding tax is expected to take effect on a “phased” schedule, starting in January 2014.

In general, non-publicly traded debt and equity interests in investment vehicles will be treated as “accounts” and subject to these reporting requirements. In addition, the IRS has stated that certain insurance policies and annuities may be considered accounts for these purposes.

The Group closely monitors all present and new legislation that is or will be applicable for its organisation, and is currently investigating all implications of this legislation. While investigating these implications, the Group is and will be in close contact with all of its stakeholders, including its peers and financial industry representative organisations.

The Group intends to take all necessary steps to comply with this legislation (including entering into such agreements with the US tax authorities as may be required), in accordance with the timeframe set by the US tax authorities. However, if the Group cannot enter into such agreements or satisfy the requirements thereunder (including as a result of local laws prohibiting information sharing with the IRS, as a result of contracts or local laws prohibiting withholding on certain payments to accountholders, policyholders, annuitants or other investors, or as a result of the failure of accountholders, policyholders, annuitants or other investors to provide requested information), certain payments to the Group may be subject to US withholding tax under this legislation. The possibility of such withholding tax and the need for accountholders, policyholders, annuitants and investors to provide certain information may adversely affect the sales of certain of the Group’s products. In addition, entering into agreements with the IRS and compliance with the terms of such agreements and with this legislation and any regulations or other guidance promulgated thereunder may substantially increase the Group’s compliance costs. Because regulatory guidance implementing this legislation remains under development, the future impact of this law on the Group is uncertain.

Dutch Intervention Act

In October 2011 the Ministry of Finance submitted a bill to the Dutch Parliament called the “Intervention Act”. The Intervention Act would amend the Dutch Financial Supervision Act and the Dutch Insolvency Act and set out what actions can be taken by Dutch authorities when banks and insurers fail and cannot be wound up under ordinary insolvency rules due to concerns regarding the stability of overall financial system. The proposal provides for two categories of measures. The first category includes measures related to the timely and efficient liquidation of failing banks and insurers and would give the Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”) the power to transfer customer deposits, assets and/or liabilities other than deposits and shares of an entity to third parties or to a bridge bank. The DNB would also be granted the power to influence the internal decision making of failing institutions. The second category includes measures intended to safeguard the stability of the financial system as a whole and grants special powers to the Minister of Finance, including the power to take ownership of failing financial institutions. The Intervention Act also includes proposals to limit the ability of counterparties to exercise their rights after any of the measures mentioned above has been put into place. The Intervention Act has not been approved by the Dutch Parliament as of this writing (and remains subject to change). If approved, the Intervention Act is not expected to enter into force until July 1, 2012 at the earliest. We are unable to predict what effects, if any, the Intervention Act (if passed) may have on the financial system generally, our counterparties, or on us, our operations or our financial position.

The Financial Stability Board

In addition to the adoption of these measures, regulators and lawmakers around the world are actively reviewing the causes of the financial crisis and exploring steps to avoid similar problems in the future. In many respects, this work is being led by the Financial Stability Board (“FSB”), consisting of representatives of national financial authorities of the G20 nations. The G20 and the FSB have issued a series of papers and recommendations intended to produce significant changes in how financial companies, particularly companies that are members of large and complex financial groups, should be regulated. These proposals address such issues as financial group supervision, capital and solvency standards, systemic economic risk, corporate governance including executive compensation, and a host of related issues associated with responses to the financial crisis. The lawmakers and regulatory authorities in a number of jurisdictions in which the Group’s subsidiaries conduct business have already begun introducing legislative and regulatory changes consistent with G20 and FSB recommendations, including proposals governing consolidated regulation of insurance holdings companies by the Financial Services Agency in Japan, proposals governing executive compensation by the financial regulators in the Netherlands (DNB), Germany (BaFIN) and the United Kingdom (FSA).

Additional Governmental Measures

Governments in the Netherlands and abroad have also intervened over the past few years on an unprecedented scale, responding to stresses experienced in the global financial markets. Some of the measures adopted subject us and other institutions for which they were designed to additional restrictions, oversight or costs. For restrictions related to the Core Tier 1 Securities and the IABF, as further described in “Item 4. Information on the Company—Recent Developments” (together, the “Dutch State Transactions”), see “Risks related to the Restructuring Plan —Our agreements with the Dutch State impose certain restrictions regarding the issuance or repurchase of our shares and the compensation of certain senior management positions”. As a result of having received state aid through the Dutch State Transactions, we were required to submit our Restructuring Plan to the EC in connection with obtaining final approval for the Dutch State Transactions. See “Risks related to the Restructuring Plan — The implementation of the Restructuring Plan and the divestments anticipated in connection with that plan will significantly alter the size and structure of the Group and involve significant costs and uncertainties that could materially impact the Group”.

Sections 382 and 383 of the U.S. Internal Revenue Code contain tax attribute limitation rules, the general purpose of which is to prevent trafficking in tax losses and credits (i.e. they are anti-abuse rules), but which can apply without regard to whether a “loss trafficking” transaction occurs or is intended. These rules are triggered when an “ownership change” (as specially defined for U.S. federal income tax purposes) occurs. As of December 31, 2011, we believe that our U.S. subsidiaries have not had an “ownership change” for purposes of Sections 382 and 383. However, this determination is subject to uncertainties and is based on various assumptions. Future increases of capital or other changes in ownership may adversely affect our cumulative ownership, and could trigger an “ownership change”, which could limit the ability of our U.S. subsidiaries to use tax attributes, and could correspondingly decrease the value of these attributes.

On September 28, 2011, the European Commission published a proposal for a financial transaction tax that would be levied on transactions in financial instruments by financial institutions if at least one of the parties to the transaction is located in the European Union. If not adopted by the European Union as a whole, such a tax might nonetheless be adopted by one or more European Union member states (as has recently been proposed in the Netherlands and approved in France by the French Parliament on certain financial instruments). As proposed, this tax could require us to pay a tax on transactions in financial instruments with parties (including, with respect to the EU-wide proposal, Group affiliates) located in the European Union. The Ministry of Finance in the Netherlands has put forward a proposal to introduce a banking tax in the Netherlands. That proposal, if approved by the Dutch Parliament, will likely result in increased taxes on ING’s Banking operations, which could negatively impact our operations, financial condition and liquidity. In addition, it is possible that the United States Congress may adopt a form of “financial crisis responsibility” fee and tax on banks and other financial firms to mitigate costs to taxpayers of various government programs established to address the financial crisis and to offset the costs of potential future crises. The Obama Administration’s 2013 revenue proposals include such a fee. Any regulations resulting from these financial transaction tax initiatives and proposals could affect our operational results, financial condition and liquidity, and could negatively impact the costs and scope of our transactions, including transactions with other financial institutions.

Test Achats Decision

On March 1, 2011, the European Court of Justice issued its judgment in the widely-followed Test Achats case. The Test Achats decision, in effect, provides that the use of gender as a factor in the pricing of or benefits under life and non-life insurance coverage is incompatible with the principles of equal treatment of men and women under the EU Charter. The Test Achat decision provides for a transition period, however, until December 21, 2012, after which the use of such gender-based factors will no longer be permissible. It is unclear whether this prohibition also applies to existing insurance contracts. While it is too early to assess the impacts of the Test Achats case on ING’s insurance business, it is expected that the industry generally will incur potentially significant compliance-related costs as policy forms, underwriting and pricing criteria, and related systems undergo required modifications. On December 22, 2011, the European Commission issued guidelines to assist the insurance industry in implementing unisex pricing by December 21, 2012 (i.e., the end of the transition period specified in the Test Achats decision). ING is unable at this stage to quantify the extent of any such costs or other impacts on its business, and intends to follow closely the implementation of the Test Achats decision and the guidelines published by the European Commission.

Turbulence and volatility in the financial markets have adversely affected us, and may continue to do so.

General

Our results of operations are materially impacted by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the European sovereign debt crisis, unemployment, the availability and cost of credit, the level of U.S. national debt and the U.S. mortgage market, inflation levels, energy costs and geopolitical issues all have contributed to increased volatility and diminished expectations for the economy and the markets in recent years

While certain of such conditions have improved over 2009 and 2010, these conditions have generally resulted in greater volatility, widening of credit spreads and overall shortage of liquidity and tightening of financial markets throughout the world. In addition, prices for many types of asset-backed securities (“ABS”) and other structured products have significantly deteriorated. These concerns have since expanded to include a broad range of fixed income securities, including those rated investment grade and especially the sovereign debt of some EEA countries and the United States, the international credit and interbank money markets generally, and a wide range of financial institutions and markets, asset classes, such as public and private equity, and real estate sectors. As a result of these and other factors, sovereign governments across the globe, including in regions where the Group operates, have also experienced budgetary and other financial difficulties, which have resulted in austerity measures, downgrades in credit rating by credit agencies, planned or implemented bail-out measures and, on occasion, civil unrest (for further details regarding sovereign debt concerns, see “ – U.S. Sovereign Credit Rating” and “ – European Sovereign Debt Crisis” below). As a result, the market for fixed income instruments has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. In addition, the confluence of these and other factors has resulted in volatile foreign exchange markets. Securities that are less liquid are more difficult to value and may be hard to dispose of. International equity markets have also been experiencing heightened volatility and turmoil, with issuers, including ourselves, that have exposure to the real estate, mortgage, private equity and credit markets particularly affected. These events and market upheavals, including extreme levels of volatility, have had and may continue to have an adverse effect on our revenues and results of operations, in part because we have a large investment portfolio and extensive real estate activities around the world. In addition, the confidence of customers in financial institutions is being tested. Consumer confidence in financial institutions may, for example, decrease due to our or our competitors’ failure to communicate to customers the terms of, and the benefits to customers of, complex or high-fee financial products. Reduced confidence could have an adverse effect on our revenues and results of operations, including through an increase of lapses or surrenders of policies and withdrawal of deposits. Because a significant percentage of our customer deposit base is originated via Internet banking, a loss of customer confidence may result in a rapid withdrawal of deposits over the Internet.

As a result of the ongoing and unprecedented volatility in the global financial markets since 2007, we have incurred substantial negative revaluations and impairments on our investment portfolio, which have impacted our shareholders’ equity and earnings. During 2009, 2010 and 2011 the revaluation reserve position improved substantially, positively impacting shareholders’ equity. Although we believe that reserves for insurance liabilities are generally adequate at the Group, inadequacies in certain product areas have developed.

The aforementioned impacts have arisen primarily as a result of valuation and impairment issues arising in connection with our investments in real estate (both in and outside the US) and private equity, exposures to European sovereign debt and to US mortgage-related structured investment products, including sub-prime and Alt-A Residential and Commercial Mortgage-Backed Securities (“RMBS” and “CMBS”, respectively), Collateralized Debt Obligations (“CDOs”) and Collateralized Loan Obligations (“CLOs”), monoline insurer guarantees, private equity and other investments. In many cases, the markets for investments and instruments have been and remain highly illiquid, and issues relating to counterparty credit ratings and other factors have exacerbated pricing and valuation uncertainties. Valuation of such investments and instruments is a complex process involving the consideration of market transactions, pricing models, management judgment and other factors, and is also impacted by external factors such as underlying mortgage default rates, interest rates, rating agency actions and property valuations. We continue to monitor our exposures, however there can be no assurances that we will not experience further negative impacts to our shareholders’ equity or profit and loss accounts in future periods.

U.S. Sovereign Credit Rating

After a period of uncertainty as to whether U.S. lawmakers would be able to reach the political consensus needed to raise the federal debt ceiling, and notwithstanding that U.S. lawmakers passed legislation to raise the federal debt ceiling before the U.S. actually defaulted on any of its obligations, on August 5, 2011, Standard & Poor’s Ratings Group, Inc. lowered its long term sovereign credit rating on the United States of America from AAA to AA+. Although other ratings agencies have not similarly lowered the long term sovereign credit rating of the United States of America, they have put that credit rating on review. There continues to be a perceived risk of a future sovereign credit ratings downgrade of the U.S. government, including the rating of U.S. Treasury securities. It is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade. Instruments of this nature are key assets on the balance sheets of financial institutions and are widely used as collateral by financial institutions to meet their day-to-day cash flows in the short-term debt market. A downgrade of the sovereign credit ratings of the U.S. government and the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affecting the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Such ratings actions could result in a significant adverse impact to the Group.

European Sovereign Debt Crisis

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these EU “peripheral” states to continue to service their sovereign debt obligations. These concerns impacted financial markets and resulted in high and volatile bond yields on the sovereign debt of many EU nations. Despite assistance packages to Greece, Ireland and Portugal, the creation of a joint EU-IMF European Financial Stability Facility in May 2010, and announced plans in the summer of 2011 to expand financial assistance to Greece, uncertainty over the outcome of the EU governments’ financial support programs and worries about sovereign finances persisted and, notwithstanding increased purchases of sovereign bonds by the European Central Bank and measures taken by other central banks to enhance global liquidity, ultimately spread from “peripheral” to “core” European Union member states in the fall of 2011. Market concerns over the direct and indirect exposure of European banks and insurers to the EU sovereign debt further resulted in a widening of credit spreads and increased costs of funding for some European financial institutions. In December, 2011, European leaders agreed to implement steps (and continue to meet regularly to review, amend and supplement such steps) to encourage greater long term fiscal responsibility on the part of the individual member states and bolster market confidence in the Euro and European sovereign debt; however, such proposed steps are subject to final agreement (and in some cases, ratification and/or other approvals) by the European Union member states that are party to such arrangements and thus the implementation of such steps in their currently-contemplated form remains uncertain, and even if such steps are implemented, there is no guarantee that they will ultimately and finally resolve uncertainties regarding the ability of Eurozone states to continue to service their sovereign debt obligations. Further, even if such long term structural adjustments are ultimately implemented, the future of the Euro in its current form, and with its current membership, remains uncertain.

Risks and ongoing concerns about the debt crisis in Europe, as well as the possible default by, or exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European and other financial institutions, including us. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses for which they would require additional capital, which may not be available. Market and economic disruptions stemming from the crisis in Europe have affected, and may continue to affect, consumer confidence levels and spending, bankruptcy rates, levels of incurrence of and default on consumer debt and home prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain government and financial institutions, will not spread, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the economic recovery continues to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely impacted. In addition, the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could create significant uncertainties regarding the enforceability and valuation of Euro denominated contracts to which we (or our counterparties) are a party and thereby materially and adversely affect our and/or our counterparties’ liquidity, financial condition and operations. Such uncertainties may include the risk that (i) an obligation that was expected to be paid in Euros is redenominated into a new currency (which may not be easily converted into other currencies without significant cost), (ii) currencies in some European Union member states may devalue relative to others, (iii) former Eurozone member states may impose capital controls that would make it complicated or illegal to move capital out of such countries, and/or (iv) some courts (in particular, courts in countries that have left the Eurozone) may not recognize and/or enforce claims denominated in Euros (and/or in any replacement currency). The possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies could also cause other significant market dislocations and lead to other adverse economic and operational impacts that are inherently difficult to predict or evaluate, and otherwise have potentially materially adverse impacts on us and our counterparties, including our depositors, lenders, borrowers and other customers.

During the week of December 5, 2011, Standard & Poor’s Ratings Group, Inc., citing ongoing political and economic uncertainties related to the European sovereign debt crisis, placed the credit ratings of the European Union, its member states included in the Eurozone (other than Cyprus and Greece) and several European banks on “credit watch negative”, indicating that Standard & Poor’s Ratings Group, Inc. might reduce the credit ratings of one or more such entities in the near term. On January 13, 2012, Standard & Poor’s Ratings Group, Inc. proceeded to downgrade the credit ratings of France, Austria, Italy, Spain, Portugal and a handful of other EEA states (while reaffirming the credit ratings of Germany, the Netherlands, Ireland and other EEA states). Further related downgrades of European sovereign ratings and of corporate ratings have occurred since that date, including the downgrade of Greece’s sovereign credit rating to “selective default’ by Standard & Poor’s Ratings Group, Inc. on February 27, 2012 as a result of a debt restructuring that is expected to impose significant losses on private creditors (including ING). These announcements, as well as any further future downgrades, could negatively affect borrowing costs of the affected entities, increase overall economic volatility, and affect the operation of our businesses.

Because we operate in highly competitive markets, including our home market, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

There is substantial competition in the Netherlands and the other countries in which we do business for the types of insurance, commercial banking, investment banking, asset management and other products and services we provide. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products and services, and actions taken by competitors. If we are not able to match or compete with the products and services offered by our competitors, it could adversely impact our ability to maintain or further increase our market share, which would adversely affect our results of operations. Such competition is most pronounced in our more mature markets of the Netherlands, Belgium, the Rest of Western Europe, the United States, Canada and Australia. In recent years, however, competition in emerging markets, such as Latin America, Asia and Central and Eastern Europe, has also increased as large financial services companies from more developed countries have sought to establish themselves in markets which are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships with our competitors. The Netherlands and the United States are our largest markets for both our banking and insurance operations. Our main competitors in the banking sector in the Netherlands are ABN AMRO Bank and Rabobank. Our main competitors in the insurance sector in the Netherlands are Achmea, ASR, Delta Lloyd and Aegon. Our main competitors in the United States are insurance companies such as Lincoln National, Hartford,

Aegon Americas, AXA, Met Life, Prudential, Nationwide and Principal Financial. Competition could also increase due to new entrants in the markets that may have new operating models that are not burdened by potentially costly legacy operations. Increasing competition in these or any of our other markets may significantly impact our results if we are unable to match the products and services offered by our competitors. Over time, certain sectors of the financial services industry have become more concentrated, as institutions involved in a broad range of financial services have been acquired by or merged into other firms or have declared bankruptcy. These developments could result in our competitors gaining greater access to capital and liquidity, expanding their ranges of products and services, or gaining geographic diversity. We may experience pricing pressures as a result of these factors in the event that some of our competitors seek to increase market share by reducing prices. In addition, under the Restructuring Plan we were required to agree to certain restrictions imposed by the EC, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “ Risks related to the Restructuring Plan — The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.

Because we do business with many counterparties, the inability of these counterparties to meet their financial obligations could have a material adverse effect on our results of operations.

General

Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers and guarantors (including sovereigns) of securities we hold, borrowers under loans originated, customers, trading counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Severe distress or defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, etc., or even rumours about potential severe distress or defaults by one or more of these parties or regarding the financial services industry generally, could lead to losses for us, and defaults by other institutions. In light of experiences with significant constraints on liquidity and high cost of funds in the interbank lending market, and given the high level of interdependence between financial institutions, we are and will continue to be subject to the risk of deterioration of the commercial and financial soundness, or perceived soundness, of sovereigns and other financial services institutions. This is particularly relevant to our franchise as an important and large counterparty in equity, fixed-income and foreign exchange markets, including related derivatives, which exposes it to concentration risk.

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

In addition, we are subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our income and risk weighting, leading to increased capital requirements. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of our rights under such contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.

Any of these developments or losses could materially and adversely affect our business, financial condition, results of operations, liquidity and/or prospects.

Reinsurers

Our insurance operations have bought protection for risks that exceed certain risk tolerance levels set for both our life and non-life businesses. This protection is bought through reinsurance arrangements in order to reduce possible losses. Because in most cases we must pay the policyholders first, and then collect from the reinsurer, we are subject to credit risk with respect to each reinsurer for all such amounts. As a percentage of our net reinsurance exposure as of December 31, 2011, the greatest exposure after collateral to an individual external reinsurer was approximately 21%, approximately 47% related to four other external reinsurers and the remainder of the reinsurance exposure related to various other reinsurers. The inability or unwillingness of any one of these reinsurers to meet its financial obligations to us, or the insolvency of our reinsurers, could have a material adverse effect on our net results and our financial results.

Market conditions observed over the last year may increase the risk of loans being impaired. We are exposed to declining property values on the collateral supporting residential and commercial real estate lending.

We are exposed to the risk that our borrowers (including sovereigns) may not repay their loans according to their contractual terms and that the collateral securing the payment of these loans may be insufficient. We may continue to see adverse changes in the credit quality of our borrowers and counterparties, for example as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors. This may lead to impairment charges on loans and other assets, higher costs and additions to loan loss provisions. A significant increase in the size of our provision for loan losses could have a material adverse effect on our financial position and results of operations.

Economic and other factors could lead to further contraction in the residential mortgage and commercial lending market and to further decreases in residential and commercial property prices which could generate substantial increases in impairment losses.

Interest rate volatility and other interest rate changes may adversely affect our profitability.

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

Declining interest rates may result in:

•	life insurance and annuity products being relatively more attractive to consumers due to minimum guarantees with respect to such products that are frequently mandated by regulators

•	increased premium payments on products with flexible premium features

•

a higher percentage of insurance and annuity contracts remaining in force from year-to-year, potentially resulting in greater claims costs than we expected and creating asset liability duration mismatches

•	addition to provisions for guarantees included in life insurance and annuity contracts, as the guarantees become more valuable to policy holders

•	lower investment earnings because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates on our assets recorded at fair value

•	reserve strengthening by affecting the results of our reserve adequacy testing

•

higher prepayment or redemption of mortgages and fixed maturity securities in our investment portfolios as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates

•	lower profitability as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolios.

•	lower profitability since we may not be able to fully track the decline in interest rates in our savings rate.

In addition, certain statutory capital and reserve requirements are based on formulas and models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves.

Rapidly increasing interest rates may result in:

•	decrease the demand for loans

•

increase in policy loans, and withdrawals and surrenders of life insurance policies and fixed annuity contracts as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of deferred policy acquisition costs, which would also reduce our net income.

•	prepayment losses if prepayment rates are lower than expected or if interest rates increase to rapidly to adjust the accompanying hedges.

We may incur losses due to failures of banks falling under the scope of state compensation schemes.

In the Netherlands and other jurisdictions deposit guarantee schemes and similar funds (“Compensation Schemes”) have been implemented from which compensation may become payable to customers of financial services firms in the event the financial service firm is unable to pay, or unlikely to pay, claims against it. In many jurisdictions in which we operate, these Compensation Schemes are funded, directly or indirectly, by financial services firms which operate and/or are licensed in the relevant jurisdiction. As a result of the increased number of bank failures, in particular since the fall of 2008, we expect that levies in the industry will continue to rise as a result of the Compensation Schemes. In particular, we are a participant in the Dutch Deposit Guarantee Scheme, which guarantees an amount of EUR 100,000 per person per bank (regardless of the number of accounts held). The costs involved with making compensation payments under the Dutch Deposit Guarantee Scheme are allocated among the participating banks by the Dutch Central Bank, De Nederlandsche Bank N.V. (“DNB”), based on an allocation key related to their market shares with respect to the deposits protected by the Dutch Deposit Guarantee Schemes. Given our size we may incur significant compensation payments to be made under the Dutch Deposit Guarantee Scheme, which we may be unable to recover from the bankrupt estate. The ultimate costs to the industry of payments which may become due under the Compensation Schemes, remains uncertain although they may be significant and these and the associated costs to us may have a material adverse effect on our results of operations and financial condition. Going forward the Dutch Deposit Guarantee Scheme will change from an ex-post scheme, where we contribute after the failure of a firm, to an ex-ante scheme where we pay yearly contributions to ensure the scheme holds a target level of fund regardless of whether any failures occur. The costs associated with potential future yearly contributions are today unknown, but given our size may be significant.

Risks Related to the Group’s Business, Operations, and Regulatory Environment

We may be unable to manage our risks successfully through derivatives.

We employ various economic hedging strategies with the objective of mitigating the market risks that are inherent in our business and operations. These risks include currency fluctuations, changes in the fair value of our investments, the impact of interest rate, equity markets and credit spread changes and changes in mortality and longevity. We seek to control these risks by, among other things, entering into a number of derivative instruments, such as swaps, options, futures and forward contracts including from time to time macro hedges for parts of our business, either directly as a counterparty or as a credit support provider to affiliate counterparties.

Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from risks associated with those fluctuations. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the credit worthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Poorly designed strategies or improperly executed transactions could actually increase our risks and losses. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. There have been periods in the past, and it is likely that there will be periods in the future, during which we have incurred or may incur losses on transactions, perhaps significant, after taking into account our hedging strategies. Further, the nature and timing of our hedging transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we use and may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

Our hedging strategy additionally relies on the assumption that hedging counterparties remain able and willing to provide the hedges required by our strategy. Increased regulation, market shocks, worsening market conditions (whether due to the ongoing Euro crisis or otherwise), and/or other factors that affect or are perceived to affect the financial condition, liquidity and creditworthiness of ING may reduce the ability and/or willingness of such counterparties to engage in hedging contracts with us and/or other parties, affecting our overall ability to hedge our risks and adversely affecting our business, operations, financial condition and liquidity.

ING Group may be unable to retain key personnel.

As a financial services enterprise with a decentralised management structure, ING Group relies to a considerable extent on the quality of local management in the various countries in which ING Group operates. The success of ING Group’s operations is dependent, among other things, on ING Group’s ability to attract and retain highly qualified professional personnel. Competition for key personnel in most countries in which ING Group operates is intense. ING Group’s ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent.

As a part of the responses of the European Commission and governments throughout Europe to the financial crisis in 2008, there have been various legislative initiatives, including those set out in Directive 2010/76/EU (CRD III), the Guidelines on Remuneration Policies and Practices published by (the predecessor of) the European Banking Authority (EBA) and the Regulation of the Dutch Central Bank on Sound Remuneration Policies (Regeling beheerst beloningsbeleid Wft 2011) and the Dutch legislative proposal to prohibit the payment of variable remuneration to board members and day-to-day policy makers of financial institutions that receive state aid in the future, to ensure that financial institutions’ remuneration policies and practices are consistent with and promote sound and effective risk management, and that impose restrictions on the remuneration of personnel, in particular senior management, with a focus on risk alignment of performance-related remuneration. These restrictions have had and will have an impact on existing ING Group’s remuneration policies and individual remuneration packages of personnel.

These restrictions, alone or in combination with the other factors described above, could adversely affect ING Group’s ability to retain or attract qualified employees.

Because we use assumptions about factors, the use of different assumptions about these factors may have an adverse impact on our results of operations.

The establishment of insurance provisions, including the impact of minimum guarantees which are contained within certain variable annuity products, the adequacy test performed on the provisions for life policies and the establishment of Deferred Acquisition Costs (DAC) and Value of Business Acquired (VOBA) are inherently uncertain processes involving assumptions about factors such as court decisions, changes in laws, social, economic and demographic trends, inflation, investment returns, policyholder behaviour (e.g., lapses, persistency, etc.) and other factors, and, in the life insurance business, assumptions concerning mortality, longevity and morbidity trends. The use of different assumptions about these factors could have a material effect on insurance provisions and underwriting expense. Changes in assumptions may lead to changes in the insurance provisions over time. Furthermore, some of these assumptions can be volatile.

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

ING Insurance has a significant exposure to the take up of policy options by policyholders. The exposure is greatest for variable annuity business with guarantees deeply in-the-money, policyholder behaviour is difficult to predict and small changes in the proportion of policyholders taking up an option can have a significant financial impact. Furthermore, assumptions about policyholder behaviour are sometimes made for new insurance business without a substantial amount of experiential data. These assumptions may prove imperfect, which can have a material impact on results. See- “Because we use assumptions about factors, the use of different assumptions about these factors may have an adverse impact on our results of operations” –for a discussion of US variable annuity-related charges taken in the fourth quarter of 2011

We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between results and underlying actuarial assumptions and models.

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

The methods we use to manage, estimate and measure risk are partly based on historic market behaviour. The methods may, therefore, prove to be inadequate for predicting future risk exposure, which may be significantly greater than what is suggested by historic experience. For instance, these methods may not predict the losses seen in the stressed conditions in recent periods, and may also not adequately allow prediction of circumstances arising due to the government interventions and stimulus packages, which increase the difficulty of evaluating risks. Other methods for risk management are based on evaluation of information regarding markets, customers or other information that is publicly known or otherwise available to us. Such information may not always be correct, updated or correctly evaluated.

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

In addition, as a result of our operations in certain countries, we are subject to risks of possible nationalization, expropriation, price controls, exchange controls and other restrictive government actions, as well as the outbreak of hostilities, in these markets. In addition, the current economic environment in certain of these countries in which we operate may increase the likelihood for regulatory initiatives to enhance consumer protection or to protect homeowners from foreclosures. Any such regulatory initiative could have an adverse impact on our ability to protect our economic interest in the event of defaults on residential mortgages.

Because we are continually developing new financial products, we might be faced with claims that could have an adverse effect on our operations and net result if clients’ expectations are not met.

When new financial products are brought to the market, communication and marketing aims to present a balanced view of the product (however there is a focus on potential advantages for the customers). Whilst we engage in a due diligence process when we develop products, if the products do not generate the expected profit, or result in a loss, or otherwise do not meet expectations, customers may file mis-selling claims against us. Mis-selling claims are claims from customers who allege that they have received misleading advice or other information from either ING internal or external advisors (even though ING does not always have full control over the external advisors). Complaints may also arise if customers feel that they have not been treated reasonably or fairly, or that the duty of care has not been complied with. While a considerable amount of time and money has been invested in reviewing and assessing historic sales practices, and in the maintenance of risk management, legal and compliance procedures to monitor current sales practices, there can be no assurance that all of the issues associated with current and historic sales practices have been or will be identified, nor that any issues already identified will not be more widespread than presently estimated. The negative publicity associated with any sales practices, any compensation payable in respect of any such issues and/or regulatory changes resulting from such issues could have a material adverse effect on our reputation, operations and net result.

Customer protection regulations as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices might influence client expectations.

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

(1) decrease the estimated fair value of certain fixed income securities we hold in our investment portfolios resulting in

•	reduced levels of unrealized capital gains available to us which could negatively impact our solvency position and net income,

•	a decrease of collateral values,

(2) result in increased surrenders of certain life & savings products, particularly, those with fixed rates below market rates,

(3) require us, as an issuer of securities, to pay higher interest rates on debt securities we issue in the financial markets from time to time to finance our operations which would increase our interest expenses and reduce our results of operations, and/or

(4) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds.

A significant and sustained increase in inflation has historically also been associated with decreased prices for equity securities and sluggish performance of equity markets generally. A sustained decline in equity markets may

(1) result in impairment charges to equity securities that we hold in our investment portfolios and reduced levels of unrealized capital gains available to us which would reduce our net income and negatively impact our solvency position

(2) negatively impact performance, future sales and surrenders of certain products where underlying investments are often allocated to equity funds, and/or

(3) negatively impact the ability of our asset management subsidiaries to retain and attract assets under management, as well as the value of assets they do manage, which may negatively impact their results of operations, and/or

(4) result in decreased fee income associated with a decline in the variable annuity balances invested in fixed income funds.

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

In November 2008 the Dutch State purchased the Core Tier 1 Securities, and in the first quarter of 2009 we entered into the Illiquid Asset Back-up Facility (IABF) with the Dutch State. As a result of having received state aid through the Dutch State Transactions, we were required to submit a restructuring plan (the “Restructuring Plan”) to the EC in connection with obtaining final approval for the Dutch State Transactions under the EC state aid rules. On October 26, 2009, we announced our Restructuring Plan, pursuant to which we are required to divest by the end of 2013 all of our insurance business, including the investment management business, as well as ING Direct US, which operates our direct banking business in the United States, and certain portions of our retail banking business in the Netherlands. The EC’s approval of the Restructuring Plan was issued on November 18, 2009. On January 28, 2010 ING lodged an appeal with the General Court of the European Union (the “General Court”) against specific elements of the EC’s decision regarding the Restructuring Plan. On March 2, 2012, the Court partially annulled the Commission’s decision of November 18, 2009 and as a result a new decision must be issued by the Commission. Interested parties can file an appeal against the General Court’s judgment before the Court of Justice of the European Union within two months and ten days after the date of the General Court’s judgment.

In connection with the Restructuring Plan, we were required to agree to not be a price leader in certain EU markets with respect to certain retail, private and direct banking products and to refrain from (i) acquisitions of financial institutions and (ii) acquisitions of other businesses if this would delay our repayment of the remaining Core Tier 1 Securities. Those limitations may last until at least November 18, 2012 and could adversely affect our ability to maintain or grow market share in key markets as well as our results of operations. See “Risks Related to the Group — The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group”.

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

Other factors that may impede our ability to implement the Restructuring Plan successfully include an inability of prospective purchasers to obtain funding due to the deterioration of the credit markets, insufficient access to equity capital markets, a general unwillingness of prospective purchasers to commit capital in the current market environment, antitrust concerns, any adverse changes in market interest rates or other borrowing costs and any declines in the value of the assets to be divested. Similarly, it may also be difficult to divest all or part of our insurance or investment management business through one or more initial public offerings. There can also be no assurance that we could obtain favorable pricing for a sale of all or part of our insurance or investment management business in the public markets or succeed in turning the relevant subsidiaries into viable stand-alone businesses. A divestment may also release less regulatory capital than we would otherwise expect.

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

The implementation of the divestments announced in connection with the Restructuring Plan, including the separation of the insurance and most of the investment management operations from the banking operations, will also give rise to additional costs related to the legal and financial assessment of potential transactions. The implementation may also result in increased operating and administrative costs. The process of completing the steps contemplated by the Restructuring Plan may be disruptive to our business and the businesses we are trying to sell and may cause an interruption or reduction of our business and the businesses to be sold as a result of, among other factors, the loss of key employees or customers and the diversion of management’s attention from our day-to-day business as a result of the need to manage the divestment process as well as any disruptions or difficulties that arise during the course of the divestment process. We may face other difficulties in implementing the Restructuring Plan and completing the planned divestments. For instance, the divestments, individually or in the aggregate, may trigger provisions in various contractual obligations, including debt and capital instruments, which could require us to modify, restructure or refinance those or other related obligations. We may not be able to effect any such restructuring or refinancing on similar terms as the current contractual obligations or at all. In addition, the announced divestments could be the subject of challenges or litigation, and a court could delay any of the divestment transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect our ability to use the funds of the divestments to repay the Core Tier 1 Securities, reduce or eliminate our double leverage and strengthen our capital ratios as anticipated and eliminate the constraints on competition imposed by the EC.

The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group.

As part of our Restructuring Plan, we have undertaken with the EC to accept certain limitations on our ability to compete in certain retail, private and direct banking markets in the European Union and on our ability to acquire (i) financial institutions and (ii) businesses insofar this would delay our repayment of the remaining Core Tier 1 Securities held by the Dutch State. These restrictions in principle apply until the earlier of (1) November 18, 2012, and (2) the date upon which we repay all remaining Core Tier 1 Securities held by the Dutch State. We were also required to agree to limitations on our ability to call Tier-2 capital and Tier 1 hybrid debt instruments. If the EC does not approve the calling of Tier-2 capital and Tier 1 hybrid debt instruments in the future, this may have adverse consequences for us, result in additional payments on these instruments and limit our ability to seek refinancing on more favorable terms. The limitations described above will impose significant restrictions on our banking business operations and on our ability to take advantage of market conditions and growth opportunities. Such restrictions could adversely affect our ability to maintain or grow market share in key markets, as well as our results of operations.

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

For so long as the Dutch State holds at least 25% of the Core Tier 1 Securities, for so long as the IABF is in place or for so long as any of the government guaranteed senior unsecured bonds issued by ING Bank N.V. under the Credit Guarantee Scheme of the Netherlands (the “Government Guaranteed Bonds”) are outstanding we are prohibited from issuing or repurchasing any of our own shares (other than as part of regular hedging operations and the issuance of shares according to employment schemes) without the consent of the Dutch State’s nominees on the Supervisory Board. In addition, under the terms of the Core Tier 1 Securities and IABF, we have agreed to institute certain restrictions on the compensation of the members of the Executive Board and senior management, including incentives or performance-based compensation. These restrictions could hinder or prevent us from attracting or retaining the most qualified management with the talent and experience to manage our business effectively. In connection with these transactions, the Dutch State was granted the right to nominate two candidates for appointment to the Supervisory Board. The Dutch State’s nominees have veto rights over certain material transactions. Our agreements with the Dutch State have also led to certain restrictions imposed by the EC as part of the Restructuring Plan, including with respect to our price leadership in EU banking markets and our ability to make acquisitions of financial institutions and other businesses. See “ — The limitations required by the EC on our ability to compete and to make acquisitions or call certain debt instruments could materially impact the Group” above.

Whenever the overall return on the (remaining) Core Tier 1 securities issued to the Dutch State is expected to be lower than 10% p.a., the European Commission may consider the imposition of additional behavioural constraints.

As stated in the decision of the European Commission of 12 November 2008 (in State aid N 528/2008 – The Netherlands), the core Tier 1 state-aid measure must be (re)notified to the European Commission by the Dutch authorities if the overall return on the Core Tier 1 Securities of at least 10% p.a. is not expected to be achieved. Such (re)notification by the Dutch authorities is particularly required (i) if ING abstains from paying dividend on its shares for a period of two consecutive years or for three years in the five years following the date of the aforementioned decision or (ii) if after a transition period of one year following the date of the aforementioned decision, the share price over a period of two consecutive years remains on average below EUR 13. In such cases, the European Commission may require additional (behavioural) constraints as a condition of the compatibility of the measure.

In 2011, ING reported to the Dutch authorities that ING has abstained from paying dividends on its shares for a period of two consecutive years (i.e. 2009 and 2010). ING (publicly) indicated in 2011 that provided that the strong capital generation continues, it intends to repurchase the remaining EUR 3 billion Core Tier 1 Securities from retained earnings ultimately by May 2012 on terms that are acceptable to all stakeholders. In this context, ING also indicated that this repurchase is conditional upon there having been no material changes regarding ING’s capital requirements and/or (ING’s outlook on) external market circumstances. Any repayment of the remaining Core Tier Securities is furthermore conditional on approval from the Dutch Central Bank (‘De Nederlandsche Bank’)

Early 2012, ING indicated that it aims to repay the remaining Core Tier 1 Securities as soon as possible—ideally a (part) in 2012 -,but that given the ongoing crisis in the eurozone and increasing regulatory capital requirements, it needs to take a cautious approach and pay special attention to liquidity, funding and capital. Against this background, ING is discussing the (terms and timing of the) repayment of the remaining EUR 3 billion Core Tier 1 Securities with the Dutch Authorities and the European Commission.

Any of the fact that ING has not paid a dividend for (at least) two consecutive years, the status and outcome of discussions with the Dutch State and the European Commission on the terms of the repayment of the Core Tier 1 Securities and/or a change in ING’s repayment schedule due to market circumstances, increased capital requirements and/or other relevant factors, could result in the European Commission imposing additional (behavioural) constraints on us as a condition of the compatibility of the measure of and/or requiring a higher minimum overall return on the Securities than 10% p.a.

Additional risks relating to ownership of ING shares

Because we are a Dutch company and because the Stichting ING Aandelen holds more than 99.9% of our Ordinary Shares, the rights of our depositary receiptholders may differ from the rights of shareholders in other jurisdictions or companies that do not use a similar trust structure, which could affect your rights as an equity investor.

While holders of our bearer depositary receipts are entitled to attend and speak at our General Meeting of Shareholders (“General Meeting”), voting rights are not attached to the bearer depositary receipts. Stichting ING Aandelen (the “Trust”) holds more than 99.9% of our Ordinary Shares, and exercises the voting rights attached to the Ordinary Shares (for which bearer depositary receipts have been issued). Holders of bearer depositary receipts who attend — in person or by proxy — the General Meeting must obtain and are entitled to voting rights by proxy from the Trust. Holders of bearer depositary receipts and holders of the ADSs (American depositary shares) representing the bearer depositary receipts who do not attend the General Meeting may give binding voting instructions to the Trust. The Trust is entitled to vote on any Ordinary Shares underlying the bearer depositary receipts for which the Trust has not granted voting proxies, or voting instructions have not been given to the Trust. In exercising its voting discretion, the Trust is required to be guided primarily by the interests of the holders of bearer depositary receipts, while also taking into account:

•	our interests, and

•	the interests of our affiliates

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

The share price of our bearer depositary receipts has been volatile in the past, and the share price and trading volume of our bearer depositary receipts may continue to be subject to significant fluctuations due, in part, to changes in our actual or forecast operating results and the inability to fulfil the profit expectations of securities analysts, as well as to the high volatility in the securities markets generally and more particularly in shares of financial institutions. Other factors, besides our financial results, that may impact our share price include, but are not limited to:

•	market expectations of the performance and capital adequacy of financial institutions in general;

•	investor perception of the success and impact of our strategies;

•	investor perception of our positions and risks

•	a downgrade or review of our credit ratings;

•	the implementation and outcome of our Restructuring Plan;

•	potential litigation or regulatory action involving ING or sectors we have exposure to through our insurance and banking activities;

•	announcements concerning financial problems or any investigations into the accounting practices of other financial institutions; and

•	general market circumstances.

There can be no assurance that we will pay dividends on our Ordinary Shares in the future.

It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Dividends can only be declared by shareholders when the Executive Board considers such dividends appropriate, taking into consideration the financial conditions then prevailing and the longer-term outlook. See “Item 8. Financial Information – Dividends”. Given the uncertain financial environment, ING will not pay a dividend over 2011 and there can be no assurance that we will pay dividends in the future.

The remaining Core Tier 1 Securities issued to the Dutch State may be converted into Ordinary Shares or bearer depositary receipts and dilute existing shareholders.

The terms of the Core Tier 1 Securities permit us, on or after November 12, 2011, to convert any or all of the remaining Core Tier 1 Securities (EUR 3 billion per May 11, 2011) into Ordinary Shares or bearer depositary receipts on the basis of one Core Tier-1 security for 1,335 Ordinary Shares or bearer depositary receipts. Any such conversion would dilute existing shareholders. If we exercise our conversion right, the Dutch State may opt to require us to redeem the Core Tier 1 Securities on the conversion date at the original issue price of EUR 10 per Core Tier 1 Security, together with the pro rata coupon, if due, accrued to such date.

Certain holders of ING shares may not be able to participate in future equity offerings with subscription rights.

We may undertake future equity offerings with or without subscription rights. In case of equity offerings with subscription rights, holders of ING shares in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Holders of ING shares in these jurisdictions may suffer dilution of their shareholding should they not be permitted to participate in future equity offerings with subscription rights.

Item 4.	Information on the Company

GENERAL

ING was established as a Naamloze Vennootschap (a Dutch public limited liability company) on March 4, 1991, through the merger of Nationale-Nederlanden, which was the largest insurer in the Netherlands, and NMB Postbank Group, which was one of the largest banks in the Netherlands. ING Groep N.V. is incorporated under the laws of the Netherlands.

The official address of ING Group is:	The name and address of ING Groep N.V.’s agent in the United States is:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810, 1000 AV Amsterdam The Netherlands Telephone +31 20 541 5411	ING Financial Holdings Corporation 1325 Avenue of the Americas New York, NY 10019 United States of America Telephone +1 646 424 6000

Our mission

ING’s mission is to set the standard in helping our customers manage their financial future. We aim to deliver financial products and services in the way our customers want them delivered: with exemplary service, convenience and at competitive prices.

Our profile

ING is a global financial institution of Dutch origin, currently offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as a strong European bank with attractive home market positions in Northern Europe and growth options in Central and Eastern Europe and Asia, while creating an optimal base for independent futures for our insurance operations (including investment management).

Our strategy

To serve the interests of our stakeholders, increase management focus and create value for our shareholders. ING is moving towards separation of its banking and insurance operations. We believe the widespread demand for greater simplicity, reliability and transparency makes the best course of action. The separation is also part of the restructuring plan submitted to the European Commission in order to get approval for the Dutch state aid received during the financial crisis. In the future, ING Bank intends to be a strong European bank, with leading domestic banking positions in attractive, stable home markets, as well as a leading commercial bank in the Benelux and Central and Eastern Europe (“CEE”). We will also intend to continue to selectively evolve our various ING Direct units into more mature full-service banking models. These initiatives in Europe, coupled with our positions outside of Europe, should give the Bank attractive growth potential in the long term. ING will build on its global presence and international network and capitalise on its leadership position in gathering savings, multichannel distribution, simple propositions and marketing. On the insurance side, the focus will be on continuing to improve performance in order to optimise returns and value for the business as we prepare for separation. We will focus on earning our customers’ trust through transparent products, value for money and superior service. This reflects our universal customer ideal: saving and investing for the future should be easier.

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

Our corporate responsibility

ING wants to build its future on sustainable profit based on sound business ethics and respect for its stakeholders and to be a good corporate citizen. It is only by acting with professionalism and integrity that we will maintain our stakeholders’ trust and preserve our reputation. Our Business Principles prescribe the corporate values we pursue and the responsibilities we have towards society and the environment: we act with integrity, we are open and clear, we respect each other and we are socially and environmentally responsible.

CHANGES IN THE COMPOSITION OF THE GROUP

Acquisitions effective in 2011

There were no significant acquisitions in 2011.

Disposals effective in 2011

Pacific Antai Life Insurance Company Ltd.

In June 2011 ING had completed the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank for a consideration of EUR 82 million, and a net profit of EUR 28 million. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC was previously included in the segment Insurance Asia/Pacific. The deal had been announced in 2009 and was presented as held for sale since 2009 until the sale was completed.

ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES)

ING announced in February 2011 that it has reached agreement with CB Richard Ellis Group, Inc., to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s US-based manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses.

In July 2011 ING announced the completion of the sale of Clarion Real Estate Securities (CRES) to CB Richard Ellis. The sale resulted in a net gain on divestment of EUR 182 million. CRES was previously included in the segment ING Real Estate.

In October 2011 ING announced that it had completed the sale of REIM’s Asian and European operations to US-based CBRE Group Inc., thereby completing the divestment of ING REIM. The divestment of ING REIM has resulted in an after-tax gain on disposal of approximately EUR 245 million. As a result of the agreement at closing ING continues to have certain contingent income and expenses, however no significant impact on the result on divestment is expected. REIM’s Asian and European operations were previously included in the segment ING Real Estate.

Clarion Partners

In June 2011 ING announced the completion of the sale of the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. The sale resulted in a net gain on divestment of EUR 39 million. Clarion Partners was previously included in the segment ING Real Estate.

ING Investment Management Australia

In October 2011 ING completed the sale of ING Investment Management (ING IM) Australia to UBS AG. ING IM Australia’s business provided a number of investment strategies and products directly to the Australian institutional and wholesale markets. This transaction supports ING’s objective to actively manage its capital and portfolio of businesses to ensure an attractive and coherent combination for the announced divestment of its insurance and investment management activities. ING IM Australia was previously included in the segment ING Investment Management.

Latin American pensions, life insurance and investment management operations

In December 2011 ING completed the sale of its Latin American pensions, life insurance and investment management operations for a total consideration of EUR 2,637 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). The sale is the first major step in the divestment of ING’s insurance and investment management activities. Under the terms of the agreement, ING received EUR 2,572 million in cash and GRUPOSURA will assume EUR 65 million in debt. The sale resulted in a net profit of EUR 995 million. Included in the transaction are the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru; As part of this transaction ING sold its 33.7% stake in Peruvian InVita Seguros de Vida S.A. to the Wiese Family,

ING’s joint venture partner in InVita. The transaction also includes the local investment management capabilities in these five countries. Not included in the transaction is ING’s 36% stake in the leading Brazilian insurer Sul America SA. ING’s Commercial Banking activities in Mexico, Brazil and Argentina are not affected by the announcement. ING’s Mortgage and ING’s Leasing businesses in Mexico are also not part of the transaction.

The Latin American pensions, life insurance and investment management operations were previously included in the segments Insurance Latin America and ING Investment Management before they were classified as discontinued operations. The segment Insurance Latin America has ceased to exist following this transaction as the majority of assets and liabilities have been sold. The net result from discontinued operations is presented separately in the consolidated profit and loss account. Reference is made to Note 25 ‘Discontinued operations’ for more detailed disclosures.

ING Car Lease

In September 2011 ING completed the sale of ING Car Lease to BMW Group fleet management division Alphabet for total proceeds of EUR 696 million and a net transaction result of EUR 347 million. ING Car Lease was previously partly included in both the Commercial and Retail Banking segment.

Disposals occured in 2012

ING Direct USA

In June 2011 ING announced that it reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US-based financial holding company. In February 2012 ING announced that the transaction closed. Total proceeds of the transaction are approximately USD 9.0 billion (or approximately EUR 6.9 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on February 16, 2012. These shares represented a 9.7% stake in Capital One at closing. The transaction has resulted in a positive result after tax of approximately EUR 0.5 billion.

In 2011 ING Direct USA is still included in the segment ING Direct. After this sale ING Direct USA will no longer be consolidated.

In connection with the divestment of ING Direct USA, ING also completed the adjustment of the agreement with the Dutch State concerning the structure of the Illiquid Assets Back-up Facility (IABF) which was also announced on June 16, 2011. The amendment serves to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF is further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio. Only the part of the IABF covering ING Direct USA, currently approximately 85% of the total IABF-portfolio, is adjusted in the amendment. The ING Insurance part of the IABF remains unaltered. Reference is made to Note 33 ‘Related parties’ for details on the original agreement and the amendments made.

For the years 2010 and 2009, see Note 30 of Note 2.1 to the consolidated financial statements.

RECENT DEVELOPMENTS

Major changes in the external environment had an impact on ING in 2011, the most significant being the deepening of the sovereign debt crisis in the eurozone which created an extremely challenging economic and financial market environment in the second half of 2011. Consequently international capital and money markets were not functioning as normal. This had repercussions, especially in Europe where funding for governments and financial institutions dried up in certain markets.

The financial sector was also subjected to further regulatory reform during the year. Although we support in principle the regulatory reforms, we have concerns with both the massive volume of new regulation and the lack of coordination throughout the European Union (EU) and at the international level. ING favours a harmonised approach to new financial regulation in the EU, both with regard to drafting and transposition into national laws. This would minimise interference with the vital role banks have in supporting the real economy. One of our primary concerns, therefore, is the increasing number of national initiatives being taken by different member states on matters that should, for reasons of maintaining a level playing field and enhancing the Single Market, be dealt with at the European level. Examples are the introduction of national bank levies, different interpretations and timing of Basel III rules and liquidity standards. Banks based in countries moving ahead of international regulation could be placed at a competitive disadvantage.

We made good progress in 2011 with the European Commission’s restructuring requirements for ING Group, and with the strengthening and streamlining of our banking and insurance businesses. The result is that ING is now in a relatively good position to navigate successfully through the challenges that will undoubtedly come from further changes in the financial and regulatory environment.

European sovereign debt crisis affected credit and equity markets in 2011

For the eurozone countries in particular, 2011 was a year of two very different halves. In the first half there were still signs of continuing economic recovery; but in the second half the eurozone’s sovereign debt crisis which had slowly emerged in 2010, deepened and had a negative knock-on effect on the economy. 2011 was for a large part marked by the inability of public authorities and institutions to solve the crisis.

In the eurozone, credit spreads only slightly increased in the first half of 2011, but moved up in the third quarter of 2011 towards levels not seen since the direct aftermath of the fall of Lehman Brothers in September 2008. In the US, credit spreads followed a similar pattern, but rose less sharply than in the eurozone.

Equity indices in the US and the eurozone decreased in the second and third quarter of 2011 and increased somewhat in the last quarter, but not enough to make up for the earlier downturn. In the eurozone, the FTS Eurofirst 300 Index declined to levels last seen in the second quarter of 2009. The share prices of financial companies were particularly adversely affected. In these difficult market circumstances the performance of the ING share price was better than the FTS E300 Banks Index but somewhat worse than the FTS E300 Life Insurance Index over 2011.

Economies in Europe and beyond suffered a negative turnaround

As a result of the European debt crisis, macroeconomic conditions started to deteriorate in the second half of 2011. Eurozone consumer and producer confidence declined sharply, international trade stopped growing, companies’ willingness to invest fell and employment perspectives started to deteriorate markedly.

Whilst Europe seemed to be sliding into recession in 2011, the US economy showed signs of resilience in the second half of the year. Jobs data and unemployment rates gave grounds for market confidence and even some of the housing data was less negative than anticipated. However, the rate of growth of the US economy was still low in 2011.

By contrast, in many emerging economies like China, India and Brazil, household spending and corporate investment stayed at elevated levels and thus fuelled job creation, but this was not enough to quell fears of a further widening of global imbalances. Major imbalances between Asia and the Western world and between North and South in Europe continue to exist and threaten economic growth, and the stability of the global financial system. Looking ahead, underlying sovereign and financial system vulnerabilities remain a significant concern. The outlook for a large part of the global economy in 2012 therefore seems to be somewhat gloomy.

The uncertain economic outlook, the turbulence on financial markets, and other factors related to developing market conditions have had implications for ING’s strategy. On January 12, 2012 we announced that the base case of two IPOs is replaced by one in which ING will explore other options for its Asian insurance and investment management businesses.

Important changes in regulation and supervision

During 2011 important steps were taken in the European and international regulatory reform programmes that had been set up in the wake of the 2008/2009 financial crisis.

Reforms in the financial sector are of particular interest to ING as a cross-border financial institution with operations all over Europe and in other parts of the world. Although we actively support many of the new regulatory proposals and are implementing them to a large extent already, we have strong concerns that the ultimate and aggregated consequences of all reforms are still not fully clear. We fear that there are too many uncoordinated additions to regulation; that there is too much focus on short-term measures, and too little a focus on how the financial sector can contribute to achieving sustainable economic growth. This has a number of potential effects which should be taken into serious consideration.

First, we are concerned that too much regulation will unnecessarily restrict banking activities needed to support the economy and will make our services more expensive. Second, because of the aggregate impact of various new rules a tendency may emerge in which risks that are normally taken by financial institutions are shifted to customers.

Third, as many new rules are still in development, we have some concerns about the actual implementation. There is a clear tendency for national authorities to have different and fragmented approaches to implementation, which is reflected both in the speed of introduction of new measures and the content of measures. This applies to the new capital and liquidity standards in Basel III/CRD IV, where regulators in some countries are implementing ahead of the timeframes set by the Basel Committee or are setting additional requirements at the national level. It also holds for crisis management regulation (insolvency laws). While an EU framework is under discussion, several countries are considering or have already announced they will adopt their own specific measures. This is leading to a lot of uncertainty, not only for financial companies, but also for equity investors and bond investors.

EBA stress test and capital exercise

In July 2011, the European Banking Authority (EBA) published the results of the second round of stress tests. The first round was conducted in 2010 by the EBA’s predecessor, the Committee of European Banking Supervisors (CEBS). The tests assessed the resilience of European banks to adverse market developments and tested their solvency levels under hypothetical stress events. The test in July 2011 again confirmed the strong capital position of ING Bank which makes us better equipped to absorb adverse shocks.

In addition to the EU-wide stress test in summer 2011, the EBA performed an additional capital exercise in December 2011. The objective of the capital exercise was to create an exceptional and temporary capital buffer to address current market concerns over sovereign risk and other residual credit risks related to the current difficult market environment. Following the completion of the capital exercise, which the EBA conducted in close cooperation with the Dutch Central Bank (De Nederlandsche Bank, DNB), it was determined that ING Bank met the 9% core Tier 1 ratio.

Additional measures for systemically important financial institutions

In 2011 the Basel Committee issued a consultative document on Global Systemically Important Banks (G-SIBs) as part of a broader package of policy measures to address Systemically Important Financial Institutions (SIFIs). The Financial Stability Board (FSB) reviewed and approved the package and submitted it for approval to the G20 in November 2011. As ING has been earmarked as a Global Systemically Important Financial Institution (G-SIFI), we could be subject to an additional capital surcharge. In November 2011, the Dutch Central Bank (DNB) and the Dutch government announced additional capital buffers for domestic systemically relevant banks. Depending on the degree of systemic relevance, the additional requirement amounts to 1 to 3 percent of Risk-weighted assets, and this includes the internationally agreed (FSB) buffer. The aim is to introduce the buffer gradually from 2016 to 2019, thereby allowing banks to generate capital from retained earnings.

Another important element of internationally agreed policy measures is the obligation for banks to set up recovery and resolution plans. In the recovery plans, which are drafted in close coordination with the main supervisor, banks have to draw up plans for the restoration of their financial situation in the event of a significant deterioration. An important element of these plans is risk mitigating measures with respect to capital and liquidity. In addition, clear governance principles have to be established. ING is in the process of finalising its recovery plan, which it currently plans to update annually.

Dutch legislative measures

In anticipation of related EU regulation the Dutch authorities have already announced a number of measures.

Dutch intervention law

A new draft legislative proposal on crisis management would if enacted grant new powers to the DNB and the Minister of Finance to intervene in situations where an institution faces financial difficulties or where there is a serious and immediate risk to the stability of the financial system caused by an institution in difficulty.

Bank levy

On July 1, 2011, the Dutch Ministry of Finance announced a temporary reduction of the real estate transfer tax, from 6% to 2%. In the announcement several ways of funding the reduction were identified, the introduction of a bank tax being one of them. The levy may enter into force in 2012. Dutch and non-Dutch entities with banking activities in the Netherlands will be included in its scope. The taxable base of the levy is the liability side of the (global consolidated) balance sheet with an exemption for equity, for deposits that are covered by a deposit guarantee scheme and for certain liabilities that relate to insurance business. The rate of short-term funding (less than one year) will be twice the rate of long-term funding (more than one year). Currently, total yearly tax proceeds of EUR 300 million are expected. We believe the timing and motivation for such a tax to be less opportune given the economic climate and conditions in financial markets.

Deposit Guarantee Scheme

In August 2011, the Ministry of Finance and the DNB published their proposal to establish an ex-ante funded Deposit Guarantee Scheme (DGS) in the Netherlands. As was announced at an earlier stage by the minister, the target level of the fund will be 1% of total guaranteed deposits in the Netherlands. This equals about EUR 4 billion, to be built up, in principle, within 15 years. The main element of the proposal is that for each bank the individual target amount is defined as 1% of its guaranteed deposit base. To reach this individual target amount, every bank pays a base premium of 0.025% per quarter of the guaranteed deposits. Additionally a risk add-on of 0%, 25%, 50% or 100% of the base premium has to be paid by every bank, depending on its risk weighting.

Executive compensation legislation

Currently a legislative proposal is under discussion in the Dutch Parliament relating to variable remuneration at financial institutions that have received state support for reasons of financial stability,such as ING. If and when entered into force, the legislation would prevent these financial institutions from granting variable remuneration (in cash or otherwise) to their Executive Board members. In addition, the legislation contains certain restrictions with respect to the possibility of increasing the fixed salary of Executive Board members.

Solvency II

The most important regulatory issue for the insurance industry in Europe is the continued development by the European Union of the Solvency II capital adequacy framework. Solvency II is intended to be based on economic, risk-based and market-consistent principles whereby capital requirements across Europe are directly dependent on an insurer’s assets and liabilities.

Such a framework should enable insurance companies to play their fundamental role in society for consumers, corporates and the economy. Insurance companies take the risks off the shoulders of consumers by pooling their long-term risks and providing guarantees at affordable prices. Through the accumulation of premiums, insurance companies are also major institutional investors that provide long-term funding to companies and institutions via the capital markets. By spreading risks and extending long-term funding, the insurance industry thereby also plays an invaluable role for society as a whole in dampening volatility through economic cycles

In order to achieve these goals it is very important that the Solvency II framework, as originally envisaged, will become market-based, avoids pro-cyclicality and should be able to withstand market volatility. The framework should therefore ensure that the measures to be implemented are robust enough throughout market cycles.

Moreover, there needs to be a balance between on the one hand pricing that is affordable and on the other hand meeting capital objectives with which the industry can fulfil its long-term obligations. Such a balanced market-based framework should be designed to last for a long time to come and maintain the ongoing trust from consumers, thereby positioning the European insurance industry for the future.

ING wants to work constructively with its colleagues in the insurance industry to advise EU policy makers and regulators to come up with concrete proposals to meet these objectives. It is important that the framework is built to last and will service society as a whole for a long time to come.

In March 2011, the European Insurance and Occupational Pensions Authority (EIOPA) published the results of its Fifth Quantitative Impact Study (QIS5) on Solvency II. ING participated in QIS5 independently as ING Insurance, and also as ING Group, which is in line with our internal preparations to become fully Solvency II-ready. Based on the results, EIOPA and the Dutch Central Bank confirmed that the financial positions of European and Dutch insurers remained sound. Individual results were not disclosed. The results have been fed into the European Commission’s process for fine-tuning the Solvency II framework and implementation.

Alignment of remuneration policies with CRD III

Since the start of the crisis in 2008, ING has been continually reviewing and amending its remuneration policies in response to the ongoing review of the financial system and related public debate, as well as in line with applicable regulatory developments. In 2010 the European Commission issued the Capital Requirements Directive III (CRD III), which contained specific requirements in relation to the remuneration of those who have a material impact on the company’s risk profile, the so-called Identified Staff. From January 1, 2011 the directive had to be implemented into national law.

In 2011, ING’s remuneration policies for the Executive Board and Identified Staff were amended in line with the CRD III requirements. The amended policy for the Executive Board was adopted by the annual General Meeting of Shareholders in May 2011. Our remuneration policies continue to have an increased focus on long-term value creation, risk and non-financial performance measures to improve sustainable business practices.

ING’s appeal against the EC decision

In January 2010, ING filed an appeal with the General Court of the European Union against specific elements of the European Commission’s decision of November 18, 2009 which approved the state aid received and ING’s Restructuring Plan. ING requested the Court to annul the decision of the European Commission insofar:

•

as it states that the agreement between ING and the Dutch State concerning a reduction of the repayment premium for the first EUR 5 billion tranche of Core Tier 1 Securities leads to additional state aid of EUR 2 billion;

•	as the Commission has subjected the approval of the state aid to the acceptance of price leadership bans; and

•	as the Commission has subjected the approval of the state aid to restructuring requirements that go beyond what is proportionate.

The Dutch State joined ING in 2010 in its appeal with the General Court to contest the EC decision insofar as it qualifies the core Tier 1 amendment as additional state aid. The Dutch Central Bank joined in the proceedings in support of ING’s appeal. In July 2011, oral arguments of the appeal case were heard by the Court. The ruling of the Court was issued on March 2, 2012. ING welcomes the judgment to partially annul the EC decision. From March 2, ING has been in the process of carefully assessing the full judgment as well as its consequences.

GROUP STRATEGY

2011 saw a marked deterioration in the debt and equity markets amid a slowdown of the macroeconomic environment and a deepening of the sovereign debt crisis in Europe. ING Group continued to take a prudent approach to risk, increasing hedging to preserve capital and selectively reducing exposure to southern Europe. In this challenging environment ING’s earnings remained resilient, and our strong funding position enabled us to continue to increase lending to support our customers in these uncertain times.

We were also able to make good progress on the strategic priorities of ING Group, which are strengthening the financial position, restructuring, streamlining the portfolio, repayment of state aid and building stronger banking and insurance/investment management businesses. Apart from these measures, earning trust remained at the top of our strategic agenda. The past few years have made it clear that it is of crucial importance for financial institutions such as ING to rebuild the trust and confidence of all their stakeholders, first and foremost those of their customers. We believe that trust is and remains the most important license to operate for every financial institution.

Strengthening the financial position

ING Group’s underlying net profit was EUR 2,649 million in 2011. This result was reached despite the impact of volatile financial markets, a weakening of the macroeconomic environment, a charge for the Insurance US Closed Block Variable Annuity and impairments on Greek sovereign debt.

Both ING Bank and ING Insurance/Investment Management (“ING Insurance/IM”) showed clear progress on their respective performance improvement programmes. Despite the far-reaching restructuring that ING Group is undergoing through, we have continued to show solid commercial growth across our franchises, which is a testimony to the dedication and professionalism of our staff as we endeavour to maintain the loyalty of our customers.

ING Bank’s results benefited from a healthy interest margin, higher client balances, lower risk costs and focus on cost control. The capital position of the Bank remained strong, with the core Tier 1 ratio stable at 9.6% after absorbing the impact of higher capital requirements under the Capital Requirements Directive III (CRD III) which came into effect at year-end, and despite repaying EUR 3 billion to the Dutch State in 2011.

ING Insurance/Investment Management’s operating results mostly showed improvement throughout 2011, reflecting higher fees and premium-based revenues, robust sales growth, an improvement in the investment margin and cost control. A significant earnings charge was taken of EUR 1.1 billion against fourth-quarter results for the Insurance US Closed Block Variable Annuity (VA), a legacy business that was closed in 2009 – primarily on revised assumptions for policyholder behaviour.

Going forward, ING Group will strive to further strengthen its financial position by improving operating performance, boosting income and lowering risk and overall costs.

Restructuring and streamlining the portfolio

The restructuring of the Group is on track based on our work towards the separation of the banking and insurance/investment management activities and the execution of divestments.

Separation process on schedule

We continued to work towards the full physical and organisational separation of the banking and insurance/investment management activities. In 2011 we laid the groundwork for the original base case of two IPOs (initial public offerings) of our insurance and investment management activities: one for our US operations and one for our European and Asian activities. However, on January 12, 2012 we announced an update on the restructuring of the insurance and investment management businesses. Due to the uncertain economic outlook and volatile markets, especially in Europe, ING has decided to review other strategic options for its Asian insurance and investment management businesses. For the European insurance/investment management businesses, ING is continuing preparations for a stand-alone future, including the possibility of an IPO. And we are continuing to prepare for the base case of an IPO for the US insurance/ investment management businesses. ING is committed to conducting these processes with the utmost diligence in the interests of all stakeholders, including customers, employees, distribution partners and shareholders.

The separation process of ING Bank and ING Insurance/Investment Management (IM) has been a massive undertaking entailing more than 1,100 projects. It was set up as a four-year programme, running from early 2010 through to the end of 2013. Operational separation was achieved as of January 1, 2011; since then, approximately 90% of the planned full separation projects have been completed. The full separation of ING Insurance US and ING Insurance Eurasia was well underway in 2011. Separation costs for 2011 were about EUR 200 million, well within the budgeted amount of EUR 250 million after tax. This reflects the cost-efficient way in which the separation was handled. Only a small number of projects were carried over from 2011 to 2012 and are expected to be resolved in the first quarter of 2012. In addition, ING will finalise a couple of large longer- term IT projects.

As ING continued to prepare for the restructuring of its insurance/investment management businesses, important steps were made in 2011 to realign the legal structure and governance of the insurance/ investment management operations. Regulatory approvals were nearing completion at the end of 2011 to create one new holding company for the European and Asian insurance and investment management activities, called ING Insurance Eurasia, under ING Verzekeringen N.V. We also created a management board for ING Insurance Eurasia. These represent ‘no regrets’ steps to allow for strategic flexibility on execution of the divestments of the European and the Asian insurance and investment management businesses. The announcement of a stand-alone future for the European insurance/investment management businesses does not affect governance. The US insurance and investment management operations are expected to continue to be part of a separate, already existing legal entity (ING America Insurance Holdings). We believe that this change in the legal structure will allow ING Group to optimise the capital structure of the separate entities and go further with the disentanglement process in order to be able to move quickly towards the IPO(s) or other options when market conditions become favourable.

ING America Insurance Holdings Inc. is reviewing options to optimise its funding structure independent from the Group and to repay its remaining inter-company debt. After the divestments, ING Verzekeringen N.V. will become a legacy entity and will be wound down over time in an orderly manner, using the cash proceeds from the sale of the Latin American insurance and investment management business that was completed in the fourth quarter of 2011, and other divestments.

Decisive execution of divestments

We took decisive steps to meet the other restructuring demands which are part of the Restructuring Plan, which we submitted to the European Commission (EC) in late 2009 in order to obtain retroactive EC approval of state aid received. In June 2011 we reached an agreement to sell ING Direct USA, meeting one of the principal restructuring requirements. In February 2012 the regulatory approval process was concluded and the sale was closed. ING Direct USA was sold for approximately USD 9 billion (consisting of a combination of cash and shares) to Capital One Financial Corporation (Capital One), a leading US-based financial holding company. In connection with this sale, ING reached an agreement with the Dutch State to adjust the structure of the Illiquid Assets Back-up Facility (IABF).

Furthermore, we reached an agreement in 2011 to sell our Latin American pensions, life insurance and investment management operations to Grupo de Inversiones Suramericana (“GrupoSura”) and in Peru to the Wiese Family for approximately EUR 2.6 billion, thereby marking the first major step in the divestment of the insurance and investment management activities.

Westland/Utrecht Bank (“WUB”) became commercially independent of ING in November 2010 after which options were further explored in 2011 to divest WUB.

In the course of the continued streamlining of our business portfolio we also announced other major divestments. ING Real Estate Investment Management was sold to the US-based CBRE Group and to Clarion Partners management in partnership with Lightyear Capital LLC in two separate transactions for a combined price of approximately USD 1 billion. These transactions fit our strategic objectives of reducing exposure to real estate, simplifying the structure of the company and further strengthening our capital base.

Furthermore, ING Car Lease was sold to BMW’s fleet management division Alphabet for approximately EUR 696 million. Going forward ING plans to continue building on its leading position as a predominantly European bank with a strong international network focused on providing customers with consistently high-quality services.

For further details on divestments, please see “Item 4. Information on the Company – Changes in the Composition of the Group”.

Repaying state aid as soon as possible but with prudence

The total amount repaid on the Core Tier 1 Scurities to the Dutch State by the end of 2011 was EUR 7 billion in principal, out of the total capital support provided of EUR 10 billion. Including interest and premium, the payments made to the Dutch State by the end of 2011 reached a total of EUR 9 billion. We have improved efficiency and built up strong capital buffers in the Bank to withstand potential shocks given the uncertain economic environment, while continuing to increase our lending to customers as much as possible to facilitate economic growth as much as possible. As a result, ING was in a position to repurchase a second tranche of support from the Dutch State out of retained earnings in May 2011. This latest repayment of EUR 3 billion (including a EUR 1 billion premium) of capital support to the Dutch State was an important milestone in ING Group’s efforts to do business successfully without the financial aid of the Dutch State.

We aim to repay the remaining EUR 3 billion principal of capital support to the Dutch State as soon as possible on terms acceptable to all stakeholders. Ideally we would like to complete the state repayment as soon as possible, however given the current challenging financial environment in the eurozone and increasing regulatory capital requirements we intend to take a cautious approach and maintain strong capital ratios as we build towards Basel III and satisfy other regulatory requirements.

Building stronger Banking and Insurance/Investment Management businesses

Bank

ING Bank has delivered on its priorities to strengthen its financial position, reduce risks, meet the restructuring requirements imposed by the European Commission and to build a stronger bank. The Bank continued to make progress on meeting its Ambition 2013 targets, which are business improvement programme targets, mostly established in October 2009. These targets included boosting underlying income, lowering risk and overall costs, and lifting return on equity. Due to the changing market circumstances and new regulatory requirements as well as the fact that ING has realised to a large extent its Ambition 2013 goals, ING set itself new performance targets as from 2012.

A key factor in developing the updated banking strategy which was presented in January 2012 has been the changing regulatory environment. In the short term the Bank’s priorities are to generate capital and reach a core Tier 1 ratio of at least 10% by 2013. With respect to Basel III our focus is also on the liquidity requirements to be met from 2013. After this transition period, ING Bank aims for moderate balance sheet growth in line with GDP growth and a strong focus on deposits generation. It wants to evolve ING Direct units into full banks and develop selected growth markets.

Our long-term ambition is to be a strong Northern European Bank with a low-risk balance sheet producing a competitive Return on (IFRS-EU) Equity of 10% to 13% through low costs and low risk. ING Bank has a good starting position with a competitive edge, with leading banking positions in its home markets of the Netherlands, Belgium, Luxemburg, Germany and Poland. Furthermore, ING has key positions in other western, central and eastern European countries. This is coupled with options outside of Europe which will give ING Bank interesting growth potential in the long term. It has strong deposit gathering capabilities and a strong funding mix. It has a well-known brand and it uses the Net Promoter Score (NPS) methodology as a tool to increase customer centricity. The Bank is used to operating in lean, competitive markets which has made us leaders in innovative distribution. It has a leading position in internet banking with a ‘direct first, advice when needed’ model and a relationship-driven commercial bank offering competitive products in terms of price, efficiency and effectiveness. Going forward, the Bank will focus on restoring trust and customer centricity, on operational excellence and optimising its balance sheet to meet its strategic goals.

Insurance/Investment Management

The main priorities for the insurance and investment management businesses are improving performance and optimising returns and value. In 2011 the businesses made good progress on these priorities. Going forward, ING Insurance/IM will continue to focus on its customers and distributors by providing exemplary products and service, as it restructures in preparation for a stand-alone future.

The operating profit for the insurance/investment management businesses increased compared with the previous year, as measures taken to improve returns continued to gain momentum. An NPS program used in the insurance/investment management businesses has improved customer service levels in the Benelux, Central and Rest of Europe, and Asia/Pacific as well as in the sold Latin American businesses. For more information on NPS, see—‘Earning, Trust’ below.

Earning trust

Building stronger banking and insurance/investment management businesses is also about earning trust and increasing customer centricity in both banking and insurance/investment management.

ING’s approach in both its banking and its insurance/investment management businesses is built on sound business ethics and good corporate citizenship in order to ensure customer loyalty, employee engagement, and ultimately to deliver satisfactory returns for our shareholders. As part of this approach, we have embedded social, ethical and environmental criteria into our financing and investment policies and business ambitions. We aim to ensure that our strategic decision-making is always based on financial as well as nonfinancial performance objectives.

The customer is at the centre of all our activities. We strive to meet our customers’ expectations by providing the right products and services to the right customers, for the right reasons, the right price and in the right way. ING also consistantly monitors market and regulatory developments, engages with customer representative groups, and tests its products to ensure their suitability for customer needs.

With a clearer focus on customer needs as the anchor of our business operations, ING is not only building businesses that are financially sound and viable, but ones that have the potential to become the supplier of choice for our customers. To monitor progress on customer loyalty we introduced the NPS methodology in 2009 and fully implemented it throughout ING in 2011. It is based on surveys sent to clients, and gauges customer feedback. NPS goes beyond being a measurement tool and is also used as a means of driving growth and changing local business culture. Customers feedback is used to improve ways of doing business.

ING believes that customers, employees, shareholders and the rest of society no longer live in separate worlds that meet intermittently, but have become more integrated. This mutual interdependence of business and society means that organisations must follow the principle of shared value – the actions they take must benefit everyone.

The financial crisis of 2008/2009 and its impact on ING made it necessary for us to intensify the dialogue with and rebuild trust among all our stakeholders and society as a whole. Although this need is recognised internationally, it was, and in fact still is, especially urgent in ING’s Dutch home market. Deepening relationships with all stakeholders continued to be a key priority in 2011.

ING is convinced that the changes set in motion will make it a stronger company and partner for stakeholders, one that is better able to anticipate and address emerging issues. To underline the increasing importance of ethical, environmental and social considerations in our business strategy, the Sustainability department began to report directly to ING Group’s chief executive officer from July 1, 2011.

Conclusions and ambitions

In a challenging environment ING’s earnings remained resilient in 2011, and our strong funding position enabled us to continue to increase lending to support our customers in these uncertain times. We were also able to make good progress on our strategic priorities, which are strengthening the financial position, restructuring, streamlining the portfolio, repayment of state aid and building stronger banking and insurance/investment management businesses. We continued to build our banking and our insurance businesses based on sound business ethics and good corporate citizenship.

As maintaining income levels comes under more pressure we must renew efforts to reduce expenses across the Group to adapt to the leaner financial environment and maintain our competitive position. Despite volatile markets we continue to work towards the separation of our insurance/investment management companies so we will be ready to move ahead with the IPO(s) or other options when markets are favourable. We maintain an open mind on how the future of the insurance/investment management businesses will be shaped. The fact that market values for activities to be divested are very low, requires that we review all options available to us.

ING will make further efforts to divest of businesses to meet the restructuring demands imposed by the European Commission, to simplify the company, to focus on core activities, to further improve our risk profile and to bolster the capital base. It is one of ING’s priorities to repay the remaining EUR 3 billion of capital support to the Dutch State as soon as possible, but as discussed above, ING recognises the need to proceed in a prudent manner in light of the current challenging and changing financial and regulatory environment.

CORPORATE GOVERNANCE

Legislative and regulatory developments

On June 6, 2011, the bill on management and supervision was enacted. In anticipation of that bill coming into force, a proposal to align the articles of association of ING Group will be submitted to the 2012 annual General Meeting. Also, the Governance Principles (Insurers’ Code), adopted by the Dutch Association of Insurers became effective on January 1, 2011. For more information, please refer to the paragraph ‘Corporate Governance Codes’ below. In addition, several legislative proposals with corporate governance implications were under discussion, or were adopted, in 2011 by the Lower House of the Dutch Parliament, or were under discussion in the Upper House of the Dutch Parliament. These proposals concern, among other things, the bill on revision and claw back of executive bonuses and profit-sharing of directors, the bill on the limitation of liability of supervisors of financial markets and the rules on executive bonuses of directors of financial institutions receiving financial assistance by the Dutch government and the bill on corporate investigation proceedings.

Transactions with the Dutch State

On November 12, 2008, ING Group issued one billion Core Tier 1 Securities (“Securities”) for a total consideration of EUR 10 billion to the Dutch State. Following the repurchase of 500 million Securities (representing approximately EUR 5 billion) on December 21, 2009 and the repurchase of 200 million Securities (representing approximately EUR 2 billion) on May 13, 2011, another 300 million of Securities representing EUR 3 billion remain outstanding. The Securities do not form part of ING Group’s share capital; accordingly they do not carry voting rights in the General Meeting. The financial entitlements of the Securities are described in Note 33 of Note 2.1 to the consolidated financial statements. On January 26, 2009, ING Group reached an agreement with the Dutch State regarding the Illiquid Assets Back-up Facility (‘IABF’), as further described in Note 33 of Note 2.1 to the consolidated financial statements. During 2009, ING Bank N.V. issued various series of debt instruments under the 2008 credit Guarantee Scheme of the Dutch State (“Bonds”), for the first time on January 30, 2009. As part of these transactions, certain arrangements with respect to corporate governance and remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million Securities, or as long as the IABF remains in place (whichever expires last). These arrangements, among other things, allow the Dutch State to recommend two candidates (‘State Nominees’) for appointment to the Supervisory Board. Certain decisions of the Supervisory Board require approval of the State Nominees (these decisions are specified in “Item 6. Directors, Senior Management and Employees”). Furthermore, in line with these arrangements a sustainable remuneration policy for the Executive Board and Senior Management was introduced in 2010, which contains certain specific arrangements in relation to the remuneration of members of the Executive Board. For more information on the State Nominees and on ING’s remuneration policy, please refer to “Item 6. Directors, Senior Management and Employees”.

Shareholder participation and position of ING Trust Office

During the years 2008–2011, participation of shareholders, excluding the ING Trust Office, and depositary-receipt holders in annual General Meetings consistently increased from 38.7% to 47.1%. Only the extraordinary General Meeting of November 25, 2009 showed a deviation from this trend with a markedly lower turnout of 31.1%. The position of the ING Trust Office and ING Group’s depositary receipts structure was evaluated by the Executive Board and the Supervisory Board in 2010. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary-receipts structure in 2010 and that it would be more appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved in the 2009 extraordinary General Meeting. The outcome of the aforementioned evaluation was discussed in the 2010 annual General Meeting.

CORPORATE GOVERNANCE CODES

Compliance with the Corporate Governance Code

For its corporate governance structure and practices, ING Group uses the Corporate Governance Code as reference. The Corporate Governance Code can be downloaded from the website of the Monitoring Commission Dutch Corporate Governance Code (www.commissiecorporategovernance.nl/Corporate Governance Code). The application of the Corporate Governance Code by ING is described in the publication ‘ING’s implementation of the Dutch Corporate Governance Code’, dated April 2010, on the website of the Company (www.ing.com), which is to be read in conjunction with this section and is deemed to be incorporated by reference into this section.

Dutch Banking Code

The Banking Code is applicable to ING Bank N.V. and not to ING Group. The Banking Code can be downloaded from the website of the Dutch Banking Association (www.nvb.nl). The principles of the Banking Code as a whole are considered as a reference by ING Bank N.V. and their application is described in the publication ‘Application of the Dutch Banking Code by ING Bank N.V.’ available on the website of the Company (www.ing.com). ING Group voluntarily applies the principles of the Banking Code regarding remuneration with respect to the members of its Executive Board, and considers these principles as a reference for its own corporate governance. ING Group’s remuneration policy for the Executive Board and Senior Management is in agreement with these principles.

Dutch Insurers’ Code

The Dutch Insurers’ Code (“Insurer’s Code) is applicable to the Dutch subsidiaries of ING Insurance Eurasia N.V. pursuing insurance business and not to ING Group, ING Verzekeringen N.V. or ING Insurance Eurasia N.V. The Insurers’ Code can be downloaded from the website of the Dutch Association of Insurers (www.verzekeraars.nl). However, insurance companies that are part of a group (‘concern’) can decide to apply all or parts of the Insurers’ Code at group level. ING Insurance Eurasia N.V. voluntarily adheres to the corporate governance related principles of the Insurers’ Code. ING Insurance Eurasia N.V.’s remuneration policy for its Management Board and Senior Management is in agreement with these principles. The remaining principles of the Insurers’ Code are applied by the subsidiaries of ING Insurance Eurasia N.V. The application of the Insurers’ Code principles is described in the publication ‘Application of the Insurers’ Code by ING Insurance Eurasia’ available on the website of the Company (www.ing.com).

NYSE Requirements

For an overview of what we believe to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to US companies, see “Item 16G. Corporate Governance”. The summary of such significant differences is also available on the website of ING Group (www.ing.com).

CORPORATE ORGANIZATION

ING Groep N.V. has a Supervisory Board and an Executive Board. The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance are responsible for the day-to-day management of the Group and its business lines (Retail Netherlands, Retail Belgium, ING Direct, Retail Central Europe, Retail Asia, Commercial Banking, Real Estate, Insurance Benelux, Insurance Central and Rest of Europe, Insurance US, Insurance US Closed Block VA, Insurance Asia/Pacific and ING Investment Management). For more information about the Supervisory and Executive Boards, see “Item 6. Directors, Senior Management and Employees”.

Business Lines

The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board Banking and the Management Board Insurance. Please see “Item 5. Operating and Financial Review and Prospects”, Segment Reporting” for the total income and result before tax by business line for the years ended 2011, 2010 and 2009.

RETAIL NETHERLANDS

ING in the Netherlands services over 8.9 million retail clients and approximately 600,000 SME and Mid Corporate clients. The bank has improved customer service by combining the direct banking model of the former Postbank with the professional advice capabilities of ING Bank.

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

ING Bank Netherlands operates through a branch network of approximately 280 branches. It offers a full range of commercial banking activities and also life and non-life insurance products. It also sells mortgages through the intermediary channel.

As part of the Restructuring Plan and the EC Decision of November 18, 2009, ING has committed to carve out part of its retail banking business: WUH/Interadvies (“WUB”). WUB commercially and operationally separated from ING Bank on November 18, 2010. WUB is active in mortgages, consumer lending and consumer savings products.

RETAIL BELGIUM

ING Belgium provides banking, insurance (life, non-life) and asset management products and services to meet the needs of individuals, families, companies and institutions through a network of local head offices, 773 branches and direct banking channels (fully automated branches, home banking services and call centres). ING Belgium also operates a second network, Record Bank, which provides a full range of banking products through independent banking agents and credit products through a multitude of channels (agents, brokers, vendors).

ING DIRECT

ING Direct offers a range of easy-to-understand financial products – savings, mortgages, retail investment products, payment accounts and consumer lending products – primarily through direct channels. Its business model is based on low-cost, simplicity, transparency and offering a superior customer service. It has 24.5 million customers, and leading market positions in most markets in which it operates – Canada, Spain, Australia, France, Italy, Germany, Austria and the United Kingdom. In mid-June 2011, ING Group announced the sale of ING Direct USA to Capital One Financial Corporation. The sale (which closed on February 17, 2012) was part of ING’s Restructuring Plan filed with the European Commission in 2009 in order for the European Commission to ratify Dutch state aid given to ING. See “Item 4. “Information on the Company – Changes in the Composition of the Group – Acquisitions and Disposals Expected and Occurring or Expected To Occur in 2012 – ING Direct USA” for more information regarding this transaction.

ING Direct showed resilient commercial growth in 2011 bringing the total client balances (includes funds entrusted, retail lending and asset management/mutual funds) to EUR 432.7 billion at the end of December. ING Direct is focusing on maintaining an attractive customer offering in savings and term deposits while continuing to balance its mortgage portfolio growth. At year-end 2011 total funds entrusted to ING Direct worldwide (including ING Direct USA) amounted to EUR 255.4 billion and total lending amounted to EUR 166.4 billion, mainly consisting out of residential mortgages. After the sale of ING Direct USA, the total number of ING Direct worldwide 2011 clients amounts to 16.7 million, client balances amount to EUR 336.2 billion, funds entrusted amount to EUR 191.3 billion and lending amounts to EUR 134.3 billion.

In 2011 ING Direct continued to work towards becoming a complete retail bank, but one which continues to maintain a different approach from its competitors. The bank remained at the cutting edge of internet and mobile banking in 2011, while broadening its product base to achieve greater income diversification. It took further initiatives to optimise its distribution mix, introduced more branches and invested more in cross-selling.

RETAIL CENTRAL EUROPE

Retail Central Europe has a leading presence in Poland and strong positions in Romania and Turkey. In all three countries, retail banking services are an integrated part of the domestic bank, and serve retail and commercial banking customers, offering a wide range of services. All business units are rapidly expanding into direct distribution, illustrating the convergence of the retail and direct business models.

ING in Poland aims to be ‘the most internet bank’. In 2011, its website www.ingbank.pl, was ranked the most user-friendly bank website in Poland by experts from banking website Money.pl. In 2011, ING Bank Turkey launched the Orange account, the country’s first variable savings product, developed using ING’s extensive savings know-how. The Orange account accelerated an operational transformation and simplification of the business and enhanced ING’s image in the Turkish market. It helped double the level of deposits in ING Bank Turkey in 2011 with 44% of all Orange accounts opened coming from new customers. The Orange account positioned ING Bank Turkey as an innovative, customer-savvy savings bank. It also showed how ING could bring its global experience to help local operations in emerging markets best meet the financial needs of their customers. ING in Turkey also launched a mobile phone banking application, which took first prize in the ‘Best Mobile Application’ category in one of the country’s largest award ceremonies. ING Bank Romania carried out an upgrade of its internet banking site, Home’Bank. A new interface and improvements in usability resulted in a 39% growth in transactions. In September a mobile version of the Home’Bank website was introduced and led to a threefold increase in site visits from smart phones.

RETAIL ASIA

Retail Banking has a leading presence in the important Asian markets of India, China and Thailand. ING Vysya, in which ING has a 44% stake, serves over two million customers and has grown in line with the rapidly growing Indian banking market. The business transformation programme in TMB Bank in Thailand, in which ING has a 30% stake, is yielding results with many operational efficiencies achieved and increased profitability for the third year in row. Bank of Beijing (BoB) – in which ING has the largest single shareholding (16.07%) – is the largest city commercial bank in China. ING provides principally risk management and retail banking expertise to BoB. The Beijing municipal government recognised ING’s work in assisting the bank with its risk management by awarding the company ‘The Great Wall Friendship’ award. This award is the highest honour for foreign companies that provide expertise which contributes to the development of Chinese capital. As with all other banking business units, Retail Asia’s core focus is to become the customer’s preferred bank by focusing on operational excellence, customer centricity and being a top employer.

COMMERCIAL BANKING

ING Commercial Banking supports the banking needs of our corporate and institutional clients and is an integral part of ING’s One Bank ambition and strategy, originating high-quality assets that earn attractive returns in which to invest both Retail and Commercial Bank customer deposits.

We are a full-service commercial bank in our home markets in the Benelux, as well as in Germany, Central and Eastern Europe and beyond. In addition to the basic banking services of lending, payments and cash management and treasury, we provide tailored solutions in other areas, including specialised and trade finance, derivatives, corporate finance, debt and equity capital markets, leasing, factoring and supply chain finance.

Our clients include mid-sized enterprises, large corporations, major multinationals, financial institutions, governments and supranational organisations. We assist them by financing their growth, managing their day-to-day banking needs and by providing a full range of banking solutions to help them manage their risks and achieve their business goals.

Lending is a core element of our business and an anchor product in building and supporting client relationships in our target markets creating a position from which we are able to provide other services.

Payments and Cash Management (PCM) is also one of our most important product lines. Alongside General Lending, we consider it a pre-requisite for customer acquisition and retention. During 2011, ING re-defined its PCM strategy. Our ambition is to gain a leading position in the European market and we have launched a multi-year investment programme to this end. In the coming years, we will significantly improve our payments offering to support these goals.

Structured Finance (SF) is a specialist commercial lending business, providing loans to support capital intensive investments and working capital. It is managed in three groups: the Energy, Transport and Infrastructure Group; the Specialised Financing Group; and International Trade and Export Finance.

Leasing and Factoring (L&F) provides financial and operating leasing services for a wide range of equipment as well as receivables financing and other factoring solutions for Commercial Banking clients. The key development during 2011 has been the transformation of the former independent corporate structure of the L&F product lines into two separate product businesses integrated within the Transaction Services division of Commercial Banking.

The Financial Markets (FM) is the global business unit that manages ING’s financial markets trading and non-trading activities. FM is managed along three business lines: ALCO manages the interest rates exposures arising from the traditional banking activities, Strategic Trading Platform incorporates the primary proprietary risk taking units; and Clients and Products is the primary customer trading facilitation business line.

REAL ESTATE

During 2011 Real Estate Finance (REF) maintained the quality of its credit portfolio at a satisfying level, despite the challenging market circumstances. The volume of new transactions fell in 2011 in Europe as part of our strategy to reduce exposure to real estate in general, while investors continued their focus on core assets. The US businesses closed numerous restructurings, thereby optimising the portfolio, while the Asian and Australian businesses faced increased competition from regional players. Real Estate Development (ING RED) and Real Estate Investment Management (ING REIM) continued with a controlled wind down of activities

INSURANCE BENELUX

Insurance Benelux completed the integration of the Dutch insurance operations under the Nationale-Nederlanden banner, one year ahead of schedule. The two-year programme has led to major cost savings and increasing efficiency for the business in the Benelux. Including the rise of NN Services that manages all Retail Life Closed Book business.

In 2011, in response to the changing regulatory and economic environment and changing customer demands, Nationale-Nederlanden introduced new low-cost bank pension savings products and annuities. ING Life Belgium introduced a new Universal Life product.

Nationale-Nederlanden also received a licence from the Dutch Central Bank to launch a defined contribution “DC” company pension product “PPI”, an important development in expanding the company’s presence in the growing DC market in Europe.

The business revealed a client driven strategy late in 2011 which has a sharper focus on producing a flexible, transparent and low cost product range, available through the customer channel of choice. It also has investment in new and improved systems as one of the core pillars of the strategy. While intermediaries such as brokers and financial advisers remain very important, there will be an increased focus on the customer through the introduction of simpler products. ING Life Luxembourg expanded their distribution network with new partners.

In the Closed Book business, NN Services introduced a standardised processing and IT system (business process management layer) for several legacy lines of retail Life businesses. The business focus is on process rationalisation, excellent customer service and lower policy costs. NN Services IT plans to manage all the Closed Book business of Nationale-Nederlanden.

ING’s life insurance products in the Benelux consist of a broad range of traditional, unit-linked and variable annuity policies written for both individual and group customers. ING is also a prominent provider of (re-insured) company pension plans in the Netherlands. ING has a dedicated team to develop and grow its variable annuity business across Europe, servicing own and third party distributors in Luxembourg, Spain, Hungary, the Netherlands, Italy, Belgium and Luxembourg.

ING Benelux’ non-life products, mainly in the Netherlands, include coverage for both individual and commercial/group clients for fire, motor, disability, transport and third party liability. Nationale-Nederlanden has also a central product manufacturing service for property & casualty insurance, which has developed products for ING Bank in Belgium and ING Bank in the Netherlands. ING offers a broad range of disability insurance products and complementary services for employers and self-employed professionals (such as dentists and general practitioners

INSURANCE CENTRAL AND REST OF EUROPE

Insurance Central and Rest of Europe has life insurance companies in Hungary, Poland, the Czech and Slovak Republics, Romania, Bulgaria, Greece, Spain and Turkey. It has pension funds in Poland, Hungary, the Czech and Slovak Republics, Bulgaria, Romania and in Turkey. Together these operations have about 3,500 employees who serve over 9 million clients throughout the region.

ING offers a wide array of individual endowment, unit linked, term and whole life insurance policies designed to meet specific customer needs. It also has employee benefits products as well as pension funds, that manage individual retirement accounts for individuals. The latter comprise both mandatory and voluntary retirement savings.

Insurance Central and Rest of Europe’s distribution is becoming more multichannelled, especially due to increased distribution by banks and brokers, however tied agents are still the main distribution channel. It continues to enhance the effectiveness of its tied agents’ sales: giving customers professional advice and service.

Remaining the region’s market leading life insurer and pension provider is an important goal towards building a sustainable growth engine, which means an engine geared for long-term success in the market. This motivates Insurance Central and Rest of Europe to further improve the customer experience, deliver good value-for-money to customers as well as meet today’s and tomorrow’s compliance and risk requirements.

INSURANCE UNITED STATES (EXCLUDING US CLOSED BLOCK VA)

ING Insurance US offers retirement services (primarily defined contribution plans), life insurance, fixed annuities, employee benefits, mutual funds, and broker-dealer services in the United States. ING Insurance US currently operates four core businesses: Retirement Plans, Individual Retirement, Individual Life and Employee Benefits.

In 2011, ING Insurance US continued its focus on preparing the organization for its anticipated separation, together with ING IM US, from the rest of ING’s global operations, to constitute an independent US-based insurance, annuities, retirement services and investment management company. The base case for this separation currently involves an initial public offering, or IPO, of ING Insurance US and ING IM US. In 2011, ING Insurance US’s efforts were directed at strengthening its management team, improving operational results, maintaining a strong balance sheet, managing administrative expenses and bolstering its leadership positions in its retirement services and life insurance businesses. In 2012, ING Insurance US anticipates that it will focus on three key priorities: margin improvement, expense management and disciplined growth.

ING Insurance US’s Retirement Plans business is one of only a few defined contribution providers that offer a broad range of retirement solutions to all sizes and types of employers, including businesses for-profit ranging from start-ups to large corporations, public and private school systems, higher education institutions, state and local governments, hospitals and healthcare facilities, and not-for-profit organizations. It serves the full spectrum of the US market from pure recordkeeping services to fully bundled plan management and investment offerings. ING Insurance US’s Retirement Plans business is the third largest provider of defined contribution (DC) retirement plans in the US based on assets under management and administration, the second largest based on the number of plan participants and the second largest based on the number of sponsors. In addition to its leadership position, Retirement Plans has over 40 years tenure in delivering high-quality service and developing long-lasting, trusted relationships with participants, plan sponsors, and distribution partners.

The vision of ING Insurance US is to be the leader in helping individuals and institutions save, grow, protect and enjoy their wealth. As part of that strategy, ING Insurance US’s Individual Retirement business has a renewed strategic focus on offering products and services that are specifically focused on meeting the financial and retirement income needs of individuals who may or may not be participating in one of our defined contributions plans. Products offered for these individuals include rollover IRAs (individual retirement account, essentially an individually established defined contribution retirement fund), which is expected to be the fastest growing segment of the US retirement market as baby boomers retire over the next two decades. ING Insurance US’s Individual Retirement business also leverages the capabilities of its affiliated broker-dealer, ING Financial Partners, to provide holistic advice and guidance to individuals by phone or via face-to-face interaction. These products and services are aimed at capturing the growth opportunity that lies within the rapidly expanding market for retirees and people changing jobs.

ING Insurance US’s Individual Life business manufactures a range of products from low-cost term in the middle market to high-end universal life sales in the affluent market. The business has a strong multi-channel sales team with the breadth to touch every licensed life insurance agent in the US. It has over 80,000 independent producers and 1,500 intermediaries under contract or appointment. Its distribution organization boasts a best-in-class sales support and illustration system. The business also provides one of the broadest competitive product portfolios in the industry and is supported by a best-in-class operational model with leading industry cycle times. This model has allowed the Individual Life business to attract significant independent distribution, create significant scale, become a top five writer of individual term life insurance and develop into a major writer of universal life insurance. Overall, ING Insurance US is a top ten writer of Individual Life Insurance. Individual Life also distributes fixed index annuities as a key product offering and we rank in the top ten.

ING Insurance US’s Employee Benefits business provides group insurance products to medium and large corporate employers and affinity groups. These products include group life, medical stop loss, and disability insurance. Of all the carriers competing outside of the Managed Care market, ING Insurance US is the fifth largest provider of medical stop loss based on in-force premiums. In addition, the Employee Benefits business serves the voluntary worksite market by providing individual and payroll-deduction products, such as life, critical illness, accident and short-term disability insurance.

INSURANCE US CLOSED BLOCK VA

Since taking the decision to terminate sales of this product in early 2009, ING has implemented a number of key changes with regard to the US Closed Block VA business to increase transparency, improve reserve adequacy, reduce earnings volatility and to bring accounting and hedging more into line with US peers. As part of these changes, ING began to report the US Closed Block VA business as a separate business line within ING Insurance/IM to improve transparency for both the Closed Block and ongoing businesses.

ING US Closed Block VA consists of variable annuities issued in the US that are primarily owned by individuals and were designed to address the demand for tax-advantaged savings, retirement planning, and wealth-protection. These annuity contracts were sold in the US, primarily through independent third party distributors, including wirehouses and securities firms, independent planners and agents and banks. The Management of the US Closed Block VA continues to help existing individual annuity contract-owners invest their savings, manage their investments, and plan their financial future through asset accumulation and annuity payout options. With over 500,000 contract-owners and over USD 46 billion in assets under management, US Closed Block VA seeks to assist clients in meeting their retirement planning needs.

US Closed Block VA continues to share resources with ING Insurance US to leverage scale and capacity of administrative systems and product competencies.

INSURANCE ASIA/PACIFIC

ING Insurance Asia/Pacific (“IAP”) is a leading provider of life insurance products and services. It is a leading international life insurer in the region, with nine life operations in eight markets. IAP has flagship operations in the mature and larger markets of Japan and South Korea, operates a dominant business in Malaysia, and is well positioned to secure an increasing share of future growth in the emerging markets of China, Hong Kong, Macau, India and Thailand.

In April 2011, IAP, together with its strategic partners, Public Bank Berhad and Public Islamic Bank Berhad, launched a new joint venture in Malaysia called ING PUBLIC Takaful Ehsan Berhad, which will develop Takaful insurance products.

IAP completed the sale of its 50% stake in Pacific-Antai Life Insurance Company Limited (“PALIC”) in June 2011 with a net disposal gain of EUR 27 million in order to further focus on strengthening its continuing partnership with Bank of Beijing in China.

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

Product innovations continued to be introduced to capture new market opportunities, differentiate its product line and meet evolving customer demands. In Hong Kong, a life insurance product tailored for high net worth customers was successfully launched. In India, a new cross-generational joint life product was launched to meet the savings and protection needs of two generations. Across the region, there is an increasing focus on protection products that meet emerging customer needs and enhance value for customers.

IAP has a multi-distribution platform. In 2011, IAP continued its efforts to further strengthen distribution. In tied agency, regional initiatives around the theme of ‘quality’, designed to lift the standard of professionalism, were instituted. IAP is also making solid progress in strengthening bancassurance. In the first half of 2011, IAP broadened its reach in China with the opening of a branch in Tianjin, the first since the Bank of Beijing replaced Beijing Capital Group as a joint venture partner last year. ING Life Hong Kong renewed a distribution agreement with China Construction Bank for another ten years.

IAP is on-track with its business ambitions and is making good progress on performance improvement initiatives. The business is pursuing its vision of creating a best-in-class company for its customers, employees and investors through customer-focused product innovation, expanding and improving distribution and improving operational efficiency.

INSURANCE LATIN AMERICA

ING completed the sale of its pensions, life insurance and investment management operations in Chile, Colombia, Mexico, Peru and Uruguay on December 29, 2011, as further detailed in “Item 4—Information on the Company—Changes in the Composition of the Group—Disposals effective in 2011—Latin American pensions, life insurance and investment management operations”.

ING INVESTMENT MANAGEMENT

ING IM is the principal investment manager of ING Group with activities in Europe, the Americas, Asia-Pacific and the Middle East.

In preparation for the divestment of ING Insurance/IM, ING IM Europe & Asia and ING IM US are now operating on an arm’s length basis as of 2011, sharing fees and leveraging global client relationships. These cross-selling relationships will continue and develop into preferred provider relationships, to service clients with a full range of global solutions.

ING IM announced the divestments of ING IM Philippines at the end of 2010, and ING IM Australia in June 2011. The sale of ING IM Philippines was closed in March 2011 and the sale of ING IM Australia was completed in October 2011. These transactions were in support of ING’s objective to manage its capital and portfolio of businesses in preparation for the divestment of the insurance and investment management business.

ING IM provides a wide variety of actively-managed strategies, investment vehicles and advisory services in all major asset classes and investment styles. It delivers a wide range of investment strategies and services to ING’s global network of businesses and third-party clients.

On January 12, 2012, ING announced an update on the restructuring of the insurance and investment management businesses. Due to the uncertain economic outlook and volatile markets, especially in Europe, ING is currently reviewing other strategic options for its Asian Insurance and Investment Management businesses. Within ING IM, ING IM Europe, ING IM Asia/Pacific and ING IM US intend to continue to operate in partnership to ensure continued commercial collaboration and cross-selling arrangements among the regional ING IM businesses.

During this period of change, ING’s investment management business will remain focused on delivering excellent service, generating superior returns and providing a broad range of products and investment solutions in a wide variety of asset classes for its clients.

PRINCIPAL GROUP COMPANIES

Reference is made to Exhibit 8 “ List of subsidiaries of ING Groep N.V.”

REGULATION AND SUPERVISION

The banking, insurance, asset management and broker-dealer businesses of ING are subject to detailed and comprehensive supervision in substantially all of the jurisdictions in which ING conducts business. As discussed under “Item 3. Key Information — Risk Factors”, as a large multinational financial institution we are subject to reputational and other risks in connection with regulatory and compliance matters involving such countries.

Dutch Regulatory Framework

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

Global Regulatory Environment

There are a variety of proposals that could impact ING globally, in particular those made by the Financial Stability Board and the Basel Committee on Banking Supervision at the transnational level, Dodd-Frank in the United States and an expanding series of supranational directives and national legislation in the European Union (see “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business” for details regarding some of these proposals). The aggregated impact and possible interaction of all of these proposals is hard to determine, and it may be difficult to reconcile them where they are not aligned. The financial industry has also taken initiatives by means of guidelines and self-regulatory initiatives. Examples of these initiatives are the Dutch Banking Code as established by the Dutch Bankers’ Association and the Dutch Insurers Code established by the Association of Dutch Insurers, which detail a set of principles on corporate governance, risk management, audit and remuneration that Dutch banks and insurers have to apply on a comply-or-explain basis. Work has also been done on many other topics including deposit guarantee schemes and cross border crisis and resolution management. The latter discussion could have a significant impact on business models and capital structure of financial groups.

A large number of national, regional and global bodies have presented in 2011 views and proposals of possible legislative and regulatory changes for the banking, insurance and investment industry, building on proposals in the previous years such as the 2009 Report by the High-Level Group on Financial Supervision in the EU chaired by Mr Jacques de Larosière. On the issue of supervisory architecture we saw in 2010 the agreement on the establishment of three European supervisory agencies for each of the financial sectors and one Systemic Risk Board. These new European bodies have been established and started their mandate on January 1, 2011. The European Systemic Risk Board started working on detecting risks building up in the financial sector and the economy as a whole. In addition to changes to the regulatory architecture, significant changes to capital and liquidity standards were agreed and also on topics such as remuneration various national and international bodies have issued guidelines that need implementation.

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

ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. ING Bank completed the global implementation of enhanced compliance and risk management procedures, and continues working to further strengthen the Financial Economic Crime controls as agreed with DNB.

ING Bank remains in discussions with authorities in the US concerning these matters, including ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations and is engaged in discussions to resolve these matters with the US authorities; however, it is not yet possible to reliably estimate the timing or amount of any potential settlement, which could be significant.

Dodd-Frank Act

The US Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which became law on July 21, 2010, represents an effort to comprehensively overhaul the regulation of US financial institutions, and the structure certain US financial markets, in response to the financial market crisis of 2008 and 2009. The Dodd-Frank Act includes a broad range of provisions with varying degrees of potential impact on ING’s US and non-US operations. Many key details of these provisions were left to rulemaking by US financial regulators. Those rules are still in the process of being promulgated, and the final shape of the rules – and thus the ultimate impact on ING’s US and non-US operations – therefore cannot currently be predicted.

The Dodd-Frank Wall Street Reform and Consumer Protection Act created a new agency, the Financial Stability Oversight Council (“FSOC”), an inter-agency body that is responsible for monitoring the activities of the US financial system, designating systemically significant financial services firms and recommending a framework for substantially increased regulation of such firms, including systemically important nonbank financial companies that could consist of securities firms, insurance companies and other providers of financial services, including non-US companies. If ING or its US operations, or any part thereof, were designated as a systemically significant non-bank financial company by FSOC , then ING and its subsidiaries would be supervised by the Federal Reserve Board and would be subject to heightened prudential standards, including minimum capital requirements, liquidity standards, short-term debt limits, credit exposure requirements, management interlock prohibitions, maintenance of resolution plans, stress testing, and restrictions on proprietary trading. Failure to meet the requisite measures of financial condition applicable to an entity designated by FSOC as a systemically significant non-bank financial company could result in requirements for a capital restoration plan or capital raising; management changes; asset sales; and limitations and restrictions on capital distributions, acquisitions, affiliate transactions and/or product offerings. As we have previously announced, we anticipate divesting ING US (which comprises US Insurance and IM US) through a base case of an IPO. This divestiture, when completed, will substantially reduce the level of activity conducted in the US by ING and its controlled subsidiaries, and, as a result, we believe will substantially reduce the likelihood that ING or any of its US operations, or any part thereof, being designated as a nonbank financial company subject to regulation by the Federal Reserve Board. The designation by FSOC of ING or any part thereof (such as its US operations) as a systemically significant non-bank financial company could materially and adversely impact ING as a whole and/or the parts of ING so designated. We cannot currently predict whether ING or its US operations will be designated as a systemically significant non-bank financial company by FSOC.

Dodd-Frank also imposes a number of other requirements, some of which may have a material impact on our operations and results, as discussed further under “Item 3. Key Information — Risk Factors — We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business”.

BANKING

Basel II and European Union Standards as currently applied by ING Bank and the introduction of Basel III

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

The Basel Committee on Banking Supervision has announced higher global minimum capital standards for banks, and has introduced a new global liquidity standard and a new leverage ratio. The Committee’s package of reforms, collectively referred to as the “Basel III” rules, will, among other requirements, increase the amount of common equity required to be held by subject banking institutions, prescribe the amount of liquid assets and the long term funding a subject banking institution must hold at any given moment, and limit leverage . Banks will be required to hold a “capital conservation buffer” to withstand future periods of stress such that the total Tier 1 common equity ratio, when fully phased in on January 1, 2019, will rise to 7%. Basel III also introduces a “countercyclical buffer” as an extension of the capital conservation buffer, which permits national regulators to require banks to hold more capital during periods of high credit growth (to strengthen capital reserves and moderate the debt markets). Further, Basel III calls for stricter definitions of capital that will have the effect of disqualifying many hybrid securities, potentially including those issued by the Group, from inclusion in regulatory capital, as well as the higher capital requirements for trading, derivative and securitization activities to be introduced at the end of 2011 as part of a number of reforms to the Basel II framework. In addition, the Basel Committee and Financial Stability Board (FSB) are currently considering measures that may have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for “systemically important financial institutions” (SIFIs) and so-called “Global” SIFIs (G-SIFIs), in addition to the Basel III requirements otherwise applicable to most financial institutions. ING has been designated as a G-SIFI.

For European banks these Basel III requirements will be implemented through the Capital Requirement Directive (CRD) IV, which might deviate in its final state from the original Basel III requirements. While the full impact of the new Basel III rules, and any additional requirements for SIFIs or G-SIFIs if and as applicable to the Group, will depend on how they are implemented by national regulators, including the extent to which regulators and supervisors can set more stringent limits and additional capital requirements or surcharges, as well as on the economic and financial environment at the time of implementation and beyond, we expect these rules can have a material impact on ING’s operations and financial condition and may require the Group to seek additional capital

ING Bank files consolidated quarterly and annual reports of its financial position and results with DNB in the Netherlands. ING Bank’s independent auditors audit these reports on an annual basis

Americas

United States

ING Bank has a limited direct presence in the United States through the facility of the ING Bank Representative Office in New York. Although the office’s activities are strictly limited to essentially that of a marketing agent of bank products and services and a facilitator (i.e. the office may not take deposits or execute any transactions), the office is subject to the regulation of the State of New York Banking Department and the Federal Reserve. ING Bank also has a subsidiary in the United States, ING Financial Holdings Corporation, which through several operating subsidiaries offers various financial products, including lending, and financial markets products. These entities do not accept deposits in the United States on their own behalf or on behalf of ING Bank N.V.

ING sold ING Direct USA to Capital One Financial Corporation, as further detailed in “Item 4—Information on the Company—Changes in the Composition of the Group — Disposals occurred in 2012”. The transaction closed on February 17, 2012. ING no longer conducts retail banking in the United States.

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

Regulatory measures and law enforcement agencies investigations

ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. ING Bank completed the global implementation of enhanced compliance and risk management procedures, and continues working to further strengthen the Financial Economic Crime controls as agreed with DNB.

ING Bank remains in discussions with authorities in the US concerning these matters, including ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations and is engaged in discussions to resolve these matters with the US authorities; however, it is not yet possible to reliably estimate the timing or amount of any potential settlement, which could be significant.

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

ING Direct Canada manufactures and sells mutual funds through its wholly-owned subsidiaries. ING Direct Asset Management Limited manages four index-based mutual funds exclusively sold by ING Direct Funds Limited, a registered mutual fund dealer. Both entities are principally regulated by the Ontario Securities Commission. The dealership is also a member of the Mutual Fund Dealers Association, a mandatory self-regulatory body, which governs and oversees the conduct of mutual fund dealers in Canada.

Asia/Pacific

Australia

ING’s banking activities are undertaken in Australia by ING Bank (Australia) Limited (“ING Direct”) and ING Bank NV Sydney Branch. Banking activities in Australia are subject to licensing and regulation by the Australian Prudential Regulation Authority (“APRA”) and the Australian Securities and Investments Commission (“ASIC”). In addition ING entities are required to comply with the requirements under the Anti Money Laundering and Counter Terrorism Financing Act that is subject to regulatory compliance oversight by the Australian Transaction Reports and Analysis Centre (“AUSTRAC”).

APRA is responsible for the prudential regulation of banks and other deposit taking institutions, life and general insurance companies, superannuation funds and Retirement Savings Account Providers. ASIC regulates corporate entities, markets, financial services and consumer credit activities. ASIC’s aim is to protect markets and consumers from manipulation, deception and unfair practices and also promote confident participation in the financial system.

ING Direct is an Australian incorporated subsidiary which holds a Banking Licence, an Australian Financial Services licence (“AFSL”) and Australian Credit License (“ACL”). As ING Direct provides banking products and services to retail customers it is subject to stringent legislative and regulatory disclosure and conduct requirements. ING Direct must demonstrate compliance as a condition to maintaining its AFSL and ACL. As an Australian incorporated subsidiary, ING Direct is also required to comply with corporate disclosure requirements and securities exchange listing requirements.

ING Bank N.V., Sydney Branch is not an Australian incorporated legal entity. ING Bank N.V., Sydney Branch holds its own AFSL which is limited to the provision of financial services to wholesale clients.

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

The European Commission, jointly with Member States and EIOPA (European Insurance and Occupational Pensions Authority), is carrying out a fundamental review of the regulatory regime of the insurance industry; the Solvency II project. Solvency II will introduce economic risk-based solvency requirements across all EU Member States. These new solvency requirements will be more risk-sensitive and more sophisticated than in the past, thus enabling a better coverage of the real risks run by any particular insurer. Also, Solvency II will introduce new governance requirements and requirements relating to supervisory reporting and disclosure. The directive

(level 1 text) was approved of by the Council on November 25, 2009. As regards the level 2 text (delegated acts by the European Commission and/or implementing technical standards by EIOPA and the European Commission) and level 3 text (guidance by EIOPA), the work is steadily advancing. Formally, Member States are still required to apply Solvency II as from October 31, 2012. Due to the complexity of the requirements, differences of opinion between insurers, regulators and other stakeholders and the sovereign debt crisis, the Solvency II process moved along more slowly than the insurance industry had hoped for. As a result, the (full) implementation date of Solvency II is likely to be delayed to January 1, 2014 or later. The European Parliament is expected to vote in the spring of 2012 on a proposal to postpone the implementation of Solvency II as well as other issues. For more information, see “Item 3. Key Information-Risk Factors-We operate in highly regulated industries. There could be an adverse change or increase in the financial services laws and/or regulations governing our business-Solvency II”.

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

ING Insurance’s U.S. operations are subject to Risk Based Capital (“RBC”) guidelines which provide a method to measure the adjusted capital (statutory capital and surplus plus other adjustments) that insurance companies should maintain, taking into account the risk characteristics of the company’s investments and products. The RBC guidelines are used by state insurance regulators as an early warning regulatory tool to identify possibly inadequately capitalized insurers which may need additional regulatory oversight. Each of the companies comprising ING Insurance’s U.S. operations was above its target and statutory minimum RBC ratios at year-end 2011.

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

Although the U.S. federal government generally does not directly regulate the insurance business, many federal laws affect the insurance business in a variety of ways, including federal privacy legislation which requires safeguarding and maintaining the confidentiality of customer information, federal tax laws relating to insurance and annuity product taxation, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. In addition, a number of the products issued by ING Group’s U.S. insurance companies are regulated as securities under state and federal law. Finally, a variety of U.S. retirement savings products and services may be subject to Department of Labor regulation under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Finally, the Dodd Frank Act (described above) and the regulations that are promulgated to implement it could have an impact on ING’s US insurance operations if they are deemed “systematically significant”. The newly created Federal Insurance Office within the Treasury Department is not expected to act as a federal domestic insurance regulator, but it could nonetheless impact ING’s US insurance operations if it negotiates binding international insurance agreements affecting US carriers.

Canada

Our U.S. insurance businesses that are licensed in Canada are subject to regulation by the Office of the Superintendent of Financial Institutions (“OSFI”).

Mexico

ING’s mortgage business in Mexico is subject to general rules and detailed regulations under federal law and is supervised by the National Banking and Securities Commission (“CNBV”). The main legal framework applicable to the mortgage business in Mexico are regulations issued by the CNBV.

The Commerce Code, the Mercantile Companies Law, the Foreign Investment Law, Income Tax Laws and regulations issued by the Ministry of Finance are also applicable to these entities.

The Ministry of Finance has authority to grant or revoke licenses to conduct mortgage businesses in Mexico and to prescribe rules on anti-money laundering. The CNBV regulates ING business activities through inspection and ongoing supervision, and have issued regulations that provide specific rules for its operations, including capital requirements and reserves, financial information standards and reporting, corporate governance guidelines, investment rules, risk management and related party transactions. Mortgage companies are also subject to a mandatory annual audit of their financial statements and tax reports by independent auditors.

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

Peru, Chile, Colombia, Uruguay

ING completed the sale of its pensions, life insurance and investment management operations in Peru, Chile, Colombia and Uruguay (and in Mexico) on December 29, 2011, as further detailed in “Item 4—Information on the Company—Changes in the Composition of the Group — Disposals effective in 2011 — Latin American pensions, life insurance and investment management operations”.

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

Japan

ING Group’s life insurance subsidiary in Japan is subject to the supervision of the Financial Services Agency, the chief regulator in Japan, the rules and regulations as stipulated by the Insurance Law, Insurance Business Law and ordinances of the Cabinet Office. The affairs handled by the Financial Services Agency include, among others, planning and policymaking concerning financial systems and the inspection and supervision of private sector financial institutions including insurance companies.

New products, revision of existing products, etc. require approval by the Financial Services Agency. The Cabinet Office ordinances stipulate the types and proportions of assets in which an insurance company can invest. The Insurance Business Law further requires that an insurance company set aside a liability reserve to provide for the fulfillment of the level of expected mortality and other assumptions that are applied in calculating liability reserves for long-term contracts. In addition to the required audit by external auditors, insurance companies are required to appoint a corporate actuary and have such corporate actuary be involved in the method of calculating premiums and other actuarial, accounting and compliance matters.

South Korea

ING Group’s South Korean insurance companies are subject to supervision by the Financial Services Commission (“FSC”) and its executive arm, the Financial Supervisory Service (“FSS”), the main financial regulator in Korea. In addition, insurance companies are - as all companies doing business in Korea—subject to the Korea Fair Trade Commission (“KFTC”)’s authority on antitrust and unfair trade matters. Another body, the Korean Insurance Development Institute (“KIDI”) established under the Insurance Business Law (“IBL”), calculates net insurance premium rates that insurance companies can apply and reports such premium rates to the FSC. The KIDI also confirms insurance companies’ methods of calculating insurance premiums and the liability reserve in relation to new products and revisions of existing products. Since April 2007, the FSS adopted the Risk Assessment and Application System to strengthen insurance risk management system of insurance companies. The IBL has been amended comprehensively as of January 2011, to strengthen consumer protection while liberalizing regulation on asset management and product development process, among others.

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

BROKER-DEALER AND INVESTMENT MANAGEMENT ACTIVITIES

Americas

United States

ING’s broker-dealer entities in the United States are regulated by the Securities and Exchange Commission, the states in which they operate, and the Financial Industry Regulatory Authority (“FINRA”), the self-regulatory organization that succeeded to the securities industry self-regulatory functions of the National Association of Securities Dealers and the New York Stock Exchange. The primary governing statutes for such entities are the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and state statutes and regulations, as applicable. These and other laws, and the regulations promulgated thereunder, impose requirements (among others) regarding minimum net capital, safeguarding of customer assets, protection and use of material, non-public (inside) information, record-keeping requirements, supervision of employee activities, credit to customers, suitability determinations in the context of recommending transactions to customers, clearance and settlement procedures and anti-money laundering standards and procedures. The rules of FINRA in some respects duplicate the above-mentioned legal requirements, but also impose requirements specific to the marketplaces that FINRA oversees. For example, FINRA imposes requirements relating to activities by market-makers in the over-the-counter market in equity securities and requirements regarding transactions effected in its listed securities market.

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

Other federal laws affect ING’s US financial services businesses in a variety of ways, including federal and state privacy legislation that requires safeguarding and confidentiality of customer information, federal tax laws, and the USA PATRIOT Act of 2001 requiring, among other things, the establishment of anti-money laundering monitoring programs. Certain sales and solicitation practices are also subject to US Department of Labor and state regulation and disclosure obligations as well.

The failure of ING to comply with these various requirements could result in civil and criminal sanctions and administrative penalties imposed by the US federal or state governments or agencies, or civil sanctions and administrative penalties imposed by the Securities and Exchange Commission, the state securities regulators, or FINRA. Moreover, employees who are found to have participated in the violations, and the managers of these employees, also may be subject to penalties by governmental and self-regulatory agencies.

ING DIRECT Investing, Inc., a US retail broker, was indirectly sold to Capital One Financial Corporation as part of the ING Direct USA transaction, which closed on February 17, 2012, as further detailed in “Item 4—Information on the Company—Changes in the Composition of the Group — Disposals occurred in 2012”.

COMPETITION

ING is a global financial institution of Dutch origin with presence in more than 40 countries, currently offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as a strong European bank with attractive home market positions in Northern Europe and growth options in Central and Eastern Europe and Asia, while creating an optimal base for independent futures for our insurance operations (including investment management). We strive to meet our customers’ expectations by providing the right products and services to the right customers, for the right reasons and for the right price.

The mature markets of the Netherlands, Belgium, the Rest of Europe, North America and Australia are characterised by a high degree of competition. In emerging markets the degree of competition between companies from mature markets and local players has risen rapidly in the past few years In both mature and emerging markets ING and its competitors have sought to form alliances, mergers or strategic relationships with local institutions, which are becoming more and more sophisticated and competitive.

During the financial crisis of 2008/2009, governments around the globe undertook exceptional measures to support financial institutions. ING’s management feels that these measures were important and necessary steps to restore confidence and bring stability and certainty to the financial system. ING itself entered into two transactions with the Dutch State: on the issuance of EUR 10 billion of Core Tier 1 Securities to the Dutch State (October 2008) and an Illiquid-Assets Back-up Facility (January 2009) with respect to 80% of ING’s Alt-A residential mortgage backed securities.

Under European state-aid rules, all state-supported financial institutions need to demonstrate their long-term viability and take actions to prevent undue distortions of competition. As a result, and parallel to the introduction and implementation of the ‘Back to Basics’ programme, ING was also required to develop and submit a restructuring plan to the European Commission (EC). The negotiations with the EC on the Restructuring Plan have acted as a catalyst to accelerate the separation of our banking and insurance operations.

However, ING has had to accept a number of commitments to obtain the EC’s approval for the transactions with the Dutch State. One of these involved the divestment of ING Direct USA. Also as part of the Restructuring Plan, a new company named WestlandUtrecht Bank (WUB) was created in the Dutch retail market, by combining the Interadvies banking division (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the consumer lending portfolio of ING Retail. WUB became commercially independent of ING in November 2010 after which options were further explored in 2011 to divest the business. Furthermore, ING has had to refrain from being a price leader within the European Union for certain retail and small and medium-sized enterprise banking products, and has been obliged to refrain from acquisitions of financial institutions and acquisitions that would slow down the repayment of the Core Tier 1 Securities.

In January 2010, ING filed an appeal with the General Court of the European Union against specific elements of the European Commission’s decision of November 18, 2009 which approved the state aid received and ING’s Restructuring Plan. ING requested the Court to annul the decision of the European Commission insofar:

•

as it states that the agreement between ING and the Dutch State concerning a reduction of the repayment premium for the first EUR 5 billion tranche of Core Tier 1 Securities leads to additional state aid of EUR 2 billion;

•	as the Commission has subjected the approval of the state aid to the acceptance of price leadership bans;

•	as the Commission has subjected the approval of the state aid to restructuring requirements that go beyond what is proportionate.

The Dutch State joined ING in 2010 in its appeal with the General Court to contest the EC decision insofar as it qualifies the core Tier 1 amendment as additional state aid. The Dutch Central Bank intervened in the proceedings in support of ING’s appeal. In July 2011, oral arguments of the appeal case were heard by the Court. The ruling of the Court was on March 2, 2012. ING welcomes the judgment to partially annul the EC decision. From March 2, ING has been in the process of carefully assessing the full judgment as well as its consequences.

Nevertheless, we took decisive steps to meet the restructuring demands which are part of the Restructuring Plan which we submitted to the EC in late 2009 in order to obtain approval of state aid received. In June 2011, we reached an agreement to sell ING Direct USA, meeting one of the principal restructuring requirements. The sale of ING Direct USA to Capital One Financial Corporation (“Capital One”), a leading US-based financial holding company was completed in February 2012. In connection with this sale, ING reached an agreement with the Dutch State to amend the structure of the Illiquid Assets Back-up Facility (“IABF”) in June 2011. The amendment serves to delink the IABF from ING Direct USA by interposing ING Bank as a counterparty for the

Dutch State. The 20% of the Alt-A portfolio not covered by the IABF remained on the balance sheet of ING Direct USA and was transferred to Capital One as part of the sale of ING Direct USA. In order to ensure continued alignment between the interests of ING and the Dutch State with regard to the Alt-A portfolio, ING will provide a counter guarantee to the Dutch State covering 25% of the 80%exposure of the Dutch State. This guarantee will cover realised cash losses if these exceed the 35.5% that is implied by the market value of the portfolio at the time the divestment of ING Direct USA was announced. This adjustment will therefore lower the risk exposure for the Dutch State. The potential capital and P&L impact of the alignment for ING Bank is expected to be limited. ING’s commercial finance activities and ING’s insurance/investment management operations in the United States have not been materially affected by this transaction.

The total amount repaid on the Core Tier 1 Securities to the Dutch State by the end of 2011 was EUR 7 billion in principal, out of a total capital support of EUR 10 billion. Including interest and premium, the payments made to the Dutch State by the end of 2011 reached a total of EUR 9 billion. Ideally we would like to complete the state repayment in 2012, however given the current challenging financial environment in the eurozone and increasing regulatory capital requirements we currently intend to take a cautious approach and maintain strong capital ratios as we build towards Basel III and satisfy other regulatory requirements.

The financial sector faced many challenges in 2011. These include the many regulatory changes for the banking and insurance sectors. A massive volume of new regulations needs to be implemented within a short period of time. ING recognises and endorses the importance of bolstering the stability of the financial system but we are concerned that there is no universal international application because national interests all too often prevail. Furthermore, it is essential that the impact on the economy and on customers is assessed very carefully when new regulations are introduced. It is important that financial institutions can continue to carry out their fundamental role in the economy effectively. One of our primary concerns, therefore, is the increasing number of national initiatives being taken by different member states on matters that should, for reasons of maintaining a level playing field and enhancing of the European Single Market, be dealt with at the European level. Clear examples of such steps being taken by some states but not others are the introduction of national bank levies, additional capital buffers for domestic SIFIs (Systemically Important Financial Institutions) and the ring-fencing of retail-deposit-taking banks. Banks based in those countries moving ahead of international regulation can be placed at a competitive disadvantage.

Against a backdrop of a deteriorating economy and increasing turmoil in the financial markets, we reported good performance in 2011. Thanks to a number of strategic measures, our capital position is strong. We have sold a number of operations to simplify our portfolio. We divested ING Direct USA and the Latin American insurance and investment management operations as is required by the European Commission. We have boosted our efficiency and kept our costs in check. With income under pressure, it is important that we maintain our competitive position by further driving down our costs and adapting to market conditions.

In the long run, competition in the financial services industry in both mature and emerging markets will continue to be based on factors like customer service, price, products offered, financial strength, brand recognition, scope of distribution systems and, in the case of investment-linked insurance products and asset management services, investment performance,. Management believes that over the coming years ING’s major competitors will be the leading global European, American and Asian commercial banks, insurance companies, asset management and other financial-services companies. However, competition has become less global and more regional. In the last few years financial services providers around the world have increasingly focused their efforts on certain home markets. ING is no exception to this.

ING maintains leading banking positions in its home markets of the Netherlands, Belgium, Luxemburg, Germany and Poland. Furthermore, ING has key positions in other Western, Central and Eastern Europe and Turkey. This is coupled with options outside of Europe which should give ING Bank interesting growth potential in the long term. The long term ambition is to be a strong Northern European Bank with a low-risk balance sheet producing a competitive Return on (IFRS) Equity of 10 to 13% through low costs and low risk. ING Bank has a well-known brand and it uses the NPS (Net Promoter Score) methodology as a tool to increase customer centricity and to improve ways of doing business. The bank is used to operating in lean, competitive markets which has made us leaders in innovative distribution. It has a leading position in internet banking with a ‘direct first, advice when needed’ model and a relationship-driven commercial bank offering competitive products in terms of price, efficiency and effectiveness. Retail Banking has strong positions in the mature markets of the Benelux, Western Europe, Canada and Australia. It is well placed to capture opportunities in the high-growth markets of Central Europe and Asia. Our commercial bank has strengthened its position substantially in the Benelux in recent years, and we are now the leading commercial bank in the Benelux, as well as a leading player in CEE and a top-10 global player in Structured Finance. Going forward, the bank currently intends to focus on restoring trust and customer centricity, on operational excellence and optimising its balance sheet to meet its strategic goals.

The main priorities for the insurance and investment management businesses are improving performance and optimising returns and value. In 2011 the businesses made good progress on these priorities. Going forward, ING Insurance/Investment Management will continue to focus on its customers and distributors by providing exemplary products and service, as it restructures in preparation for a stand-alone future. We continued to work towards the full physical and organisational separation of the banking and insurance/investment management activities for increased transparency and simplicity. In 2011 we have been laying the groundwork for the original base case of two IPOs (initial public offerings) of our insurance and investment management activities: one for our US operations and one for our European and Asian activities. However, on January 12, 2012 we announced an update on the restructuring of the insurance and investment management businesses. Due to the uncertain economic outlook and volatile markets, especially in Europe, ING is currently reviewing other strategic options for its Asian insurance and investment management businesses. For the European insurance/investment management businesses, ING is currently reviewing preparations for a stand-alone future, including the possibility of an IPO. We are also continuing to prepare for the base case of an IPO for the US insurance/ investment management businesses. ING is committed to conducting these processes with the utmost diligence in the interests of all stakeholders, including customers, employees, distribution partners and shareholders.

RATINGS

We rely upon the short-term and long-term debt capital markets for funding, and the cost and availability of debt financing is significantly influenced by our credit ratings. Credit ratings may also be important to customers and counterparties when we are competing in certain markets.

ING Groep N.V.’s long-term senior debt is rated “A” (with a stable outlook) by Standard & Poor’s Ratings Service (“Standard & Poor’s”), a division of the McGraw-Hill Companies, Inc. ING Groep N.V.’s long-term senior debt is rated “A1” (under review) by Moody’s Investors Service (“Moody’s”). ING Groep N.V.’s long term senior debt is rated “A” (with a stable outlook) by Fitch Ratings (“Fitch”).

ING Verzekeringen N.V.’s long-term senior debt is rated “A-” (with a negative outlook) by Standard & Poor’s and “Baa2” (with a developing outlook) by Moody’s. Fitch rated ING Verzekeringen N.V.’s long-term senior debt “A-” (with a negative outlook).

ING Bank N.V.’s long-term senior debt held a “A+” (with a stable outlook) rating by Standard & Poor’s. Moody’s rated ING Bank N.V.’s long-term senior debt at “Aa3” (under review). Finally, ING Bank N.V.’s long-term senior debt was rated “A+” (with a stable outlook) by Fitch Ratings, Ltd.

ING Verzekeringen N.V.’s short-term senior debt is rated “A-2” by Standard & Poor’s and Prime-2 (P-2) by Moody’s. ING Verzekeringen held a F2 rating by Fitch.

ING Bank N.V.’s short-term senior debt held a rating of “A-1” by Standard & Poor’s and Prime-1 (P-1) by Moody’s. Fitch rated ING Bank N.V.’s short-term senior debt “F1+”.

All ratings are provided as of March 12, 2012, and are still current at date of filing.

DESCRIPTION OF PROPERTY

ING predominantly leases the land and buildings used in the normal course of its business. In addition, ING has part of its investment portfolio invested in land and buildings. Management believes that ING’s facilities are adequate for its present needs in all material respects.

Item 4A.	Unresolved Staff comments

None.

Item 5.	Operating and financial review and prospects

The following review and prospects should be read in conjunction with the consolidated financial statements and the related Notes thereto included elsewhere herein. The consolidated financial statements have been prepared in accordance with IFRS-IASB. Unless otherwise indicated, financial information for ING Group included herein is presented on a consolidated basis under IFRS-IASB.

FACTORS AFFECTING RESULTS OF OPERATIONS

ING Group’s results of operations are affected by demographics (particularly with respect to life insurance) and by a variety of market conditions, including economic cycles, banking industry cycles and fluctuations in stock markets, interest and foreign exchange rates. See “Item 3. Key information—Risk Factors” for more factors that can impact ING Group’s results of operations.

Financial environment

Major changes in the external environment had an impact on ING in 2011, the most significant being the deepening of the euro sovereign debt crisis in the eurozone which created an extremely challenging economic and financial market environment in the second half of the year. Consequently international capital and money markets were not functioning in the manner they would in more normal circumstances. This had repercussions (for us, our industry and the broader economy) especially in Europe where funding for governments and financial institutions dried up in certain markets. For details regarding the impact of the credit and liquidity crisis on ING’s assets and results reference is made to the section “Risk Management” and Note 4 in Note 2.1 to the consolidated financial statements, which also includes details on the sovereign debt crisis.

General market conditions

Demographic studies suggest that over the next decade there will be growth in the number of individuals who enter the age group that management believes is most likely to purchase retirement-oriented life insurance products in ING’s principal life insurance markets in the Netherlands, the Rest of Europe, the United States, Asia and Australia. In addition, in a number of its European markets, including the Netherlands, retirement, medical and other social benefits previously provided by the government have been, or in the coming years are expected to be, curtailed. Management believes this will increase opportunities for private sector providers of life insurance, health, pension and other social benefits-related insurance products. Management believes that ING Insurance’s distribution networks, the quality and diversity of its products and its investment management expertise in each of these markets, position ING Insurance to benefit from these developments. In addition, the emerging markets in Central and Eastern Europe and Asia, in which ING Insurance has insurance operations, generally have lower gross domestic products per capita and gross insurance premiums per capita than the countries in Western Europe and North America in which ING Insurance has insurance operations. Management believes that insurance operations in these emerging markets provide ING Insurance with the market presence which will allow it to take advantage of anticipated growth in these regions. In addition, conditions in the non-life insurance markets in which ING Insurance operates are cyclical, and characterized by periods of price competition, fluctuations in underwriting results, and the occurrence of unpredictable weather-related and other losses.

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

Fluctuations in interest rates

Our insurance operations are exposed to fluctuations in interest rates through impacts on sales and surrenders of life insurance and annuity products. Declining interest rates may impact profitability as a result of a reduced spread between the guaranteed interest rates to policyholders and the investment returns on fixed interest investments. Declining interest rates may also affect the results of our reserve adequacy testing which may in turn result in reserve strengthening. Rising interest rates may increase the surrender of policies which may require liquidation of fixed interest investments at unfavorable market prices. This could result in realized investment losses. Our banking operations are exposed to fluctuations in interest rates. Our management of interest rate sensitivity affects the results of our banking operations. Interest rate sensitivity refers to the relationship between changes in market interest rates on the one hand and on the other hand to changes in both net interest income and the results of our trading activities for our own account. Both the composition of our banking assets and liabilities and the fact that interest rate changes may affect client behavior in a different way than assumed in our internal models result in a mismatch which causes the banking operations’ net interest income and trading results to be affected by changes in interest rates.

Fluctuations in exchange rates

ING Group is exposed to fluctuations in exchange rates. Our management of exchange rate sensitivity affects the results of our operations both through the trading activities for our own account and because that we prepare and publish our consolidated financial statements in euros. Because a substantial portion of our income and expenses are denominated in currencies other than euros, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar,the Canadian dollar, the Pound sterling, the Polish zloty, the Australian dollar, the Japanese yen, the Korean won and the Turkish lira into euros will impact our reported results of operations and cash flows from year to year. This exposure is mitigated by the fact that realized results in non-Euro currencies are translated into euro by monthly hedging. See Note 24 of Note 2.1 to the consolidated financial statements for a description of our hedging activities with respect to foreign currencies. Fluctuations in exchange rates will also impact the value (denominated in euro) of our investments in our non-Euro reporting subsidiaries. The impact of these fluctuations in exchange rates is mitigated to some extent by the fact that income and related expenses, as well as assets and liabilities, of each of our non-euro reporting subsidiaries are generally denominated in the same currencies. The translation risk is managed by taking into account the effect of translation results on the core Tier-1 ratio.

The weakening of the euro against most currencies during 2011 had a negative impact of EUR 35 million on (underlying) net result. In 2010 and 2009 exchange rates influenced net result, respectively, by EUR 88 million and EUR 184 million positively.

For the years 2011, 2010 and 2009, the year-end exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for balance sheet items not denominated in euros) and the average quarterly exchange rates (which are the rates ING uses in the preparation of the consolidated financial statements for income statement items and cash flows not denominated in euros) were as follows for the currencies specified below:

Average
	4Q 2011	3Q 2011	2Q 2011	1Q 2011
U.S. dollar	1.343	1.417	1.449	1.378
Australian dollar	1.327	1.349	1.359	1.357
Canadian dollar	1.372	1.395	1.397	1.358
Pound sterling	0.857	0.883	0.888	0.865
Japanese yen	104.222	110.315	118.177	113.084
South Korean won	1,540.686	1,544.925	1,561.218	1,538.012
Turkish lira	2,464	2.437	2.275	2.168
Polish zloty	4.440	4.141	3.973	3.966

	4Q 2010	3Q 2010	2Q 2010	1Q 2010
U.S. dollar	1.347	1.290	1.285	1.386
Australian dollar	1.376	1.431	1.450	1.541
Canadian dollar	1.371	1.347	1.322	1.452
Pound sterling	0.857	0.834	0.856	0.884
Japanese yen	110.883	110.502	118.316	126.568
South Korean won	1,531.253	1,530.355	1,495.789	1,600.933
Turkish lira	2.000	1.957	1.976	2.097
Polish zloty	3.999	4.034	3.996	3.997

	4Q 2009	3Q 2009	2Q 2009	1Q 2009
U.S. dollar	1.473	1.431	1.371	1.319
Australian dollar	1.634	1.702	1.810	1.985
Canadian dollar	1.567	1.575	1.608	1.641
Pound sterling	0.902	0.874	0.888	0.919
Japanese yen	132.199	133.816	133.099	124.067
South Korean won	1,723.971	1,761.229	1,775.507	1,829.427
Turkish lira	2.210	2.144	2.169	2.160
Polish zloty	4.179	4.235	4.506	4.509

	Year-end
	2011	2010	2009
U.S. dollar	1.295	1.338	1.440
Australian dollar	1.273	1.314	1.602
Canadian dollar	1.320	1.334	1.514
Pound sterling	0.836	0.862	0.889
Japanese yen	100.196	108.745	133.057
South Korean won	1,500.636	1,500.388	1,679.614
Turkish lira	2.436	2.067	2.157
Polish zloty	4.468	3.959	4.106

Sovereign Debt Exposures

For information regarding certain sovereign debt exposures, see Note 4 “Investments” of Note 2.1.2 and Note 2.2.1 “Risk Management” to the consolidated annual accounts.

Critical Accounting Policies

See Note 2.1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

The following information should be read in conjunction with, and is qualified by reference to the Group’s consolidated financial statements and other financial information included elsewhere herein. ING Group’s operating segments are based on the management structure of the Group, which is different from its legal structure. ING Group evaluates the results of its operating segments using the financial performance measure called underlying result. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items.

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

For the banking activities underlying result is analysed in a format that is similar to the IFRS profit and loss account.

With regard to insurance activities, ING Group analyses, as of 2011, the underlying result through a margin analysis, which includes the following components:

•	Operating result
•	Non-operating items

Both are analysed into various sub-components. The total of operating result and non-operating items (gains/ losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

To determine the operating result the following non-operating items are adjusted in the reported underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;
•	Revaluations on assets marked to market through the P&L; and
•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking,Variable Annuities/Fixed Indexed Annuities (“VA/FIA”) Guaranteed benefit Reserve Unlocking and DAC offset on gains/losses on debt securities.

The operating result for the life insurance business is also broken down in expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts, but including dividends and coupons);
•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the United States);

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs- it includes mortality, morbidity and surrender results; and
•	Non-modeled which is immaterial and includes parts of the business for which no margins are provided.

As of the fourth quarter of 2010, the Legacy Variable Annuity business in the US has been reported and analysed separately from the other US business in the internal management reporting. Therefore as of October 1, 2010 ING has reported the Insurance US Legacy VA business as a separate business line to improve the transparency of the ongoing business. ING Group’s accounting policy for reserve adequacy as set out in the Accounting policies for the consolidated annual accounts of ING Group requires each segment to be adequate at the 50% confidence level. The separation of the Legacy VA business into a separate segment triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new Insurance US Closed Block VA business line to the 50% level. This charge is reflected as a DAC write-down of EUR 975 million before tax. For 2011 the impact of the assumption adjustments includes a charge of EUR 177 million to restore the reserve adequacy of the Insurance US Closed Block VA business line to the 50% level at December 31, 2011. Reference is made to Note 43 and Note 51 of Note 2.1 to the consolidated financial statements.

For further information on underlying result for the banking and insurance activities, as well as the reconciliation of our segment underlying result before tax to our net result, see Note 51 of Note 2.1 to the consolidated financial statements.

GROUP OVERVIEW

The following table sets forth the consolidated underlying results of the operations of ING Group and its banking and insurance operations for the years ended December 31, 2011 and 2010:

	Banking		Insurance		Eliminations 1)		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	(EUR millions)
Underlying income:
Gross premium income			27,198	27,786			27,198	27,786
Net interest result banking operations	13,562	13,555			60	93	13,502	13,462
Commission income	2,255	2,253	1,515	1,472			3,770	3,725
Total investment and other income	(1,345)	413	9,352	7,388	291	243	7,716	7,558

Total underlying income	14,472	16,221	38,066	36,646	350	336	52,187	52,533
Underlying expenditure:
Underwriting expenditure			33,087	32,802			33,087	32,802
Other interest expenses			910	1,122	350	336	560	786
Operating expenses (2)	9,447	9,336	3,731	3,766			13,178	13,102
Additions to loan loss provision	1,667	1,742					1,667	1,742

Other impairments			24	29			24	29

Total underlying expenditure	11,114	11,078	37,752	37,719	350	336	48,516	48,461

Underlying result before tax	3,358	5,143	314	(1,072)			3,671	4,072
Taxation	921	1,275	19	(40)			940	1,235
Minority interests	79	69	4	18			83	87

Underlying net result	2,358	3,799	291	(1,050)			2,649	2,749
Divestments (3)	887	481	46	(6)			933	474
Discontinued operations (4)			1,104	209			1,104	209
Special items (5)	281	(340)	(228)	(725)			53	(1,065)

Net result	3,526	3,940	1,212	(1,572)			4,740	2,367

1)	After elimination of certain intercompany transactions between the banking operations and the insurance operations
2)	Including Intangibles amortisation and impairments in banking operations
3)

Divestments Bank: sale REIM (EUR 453 million, 2011, EUR 23 million, 2010), sale Car Lease (EUR 405 million, 2011, EUR 57 million, 2010), sale Philippines (EUR 29 million, 2011) sale Private Banking Swiss (EUR 73 million, 2010), sale Private Banking Asia (EUR 334 million, 2010), sale Summit Canada (EUR (6) million, 2010). Divestments Insurance: sale Latin America (EUR 995 million, 2011), sale IM Australia (EUR 26 million, 2011), Sale PALIC China (EUR 29 million, 2011), Other (sale EUR (5) million, 2011), sale joint-venture Brasil (EUR 22 million, 2010) sale Industry Pension Funds (EUR 4 million, 2010), sale Greece Non-life (EUR (4) million, 2010), sale US (EUR (12) million, 2010), sale Argentina (EUR 4 million, 2011, EUR (17) million, 2010.

4)	Reference is made to Note 25 “Discontinued operations” for more information on discontinued business.
5)

Special items Bank: Liability Management transaction (EUR 647 million, 2011), separation costs ING (EUR (48) million, 2011, EUR (43) million, 2010), Retail Netherlands strategy (EUR (105) million, 2011, EUR (180) million, 2010), restructuring provisions (EUR (209) million, 2011), EUR (115) million, 2010), Other (EUR (4) million, 2011, EUR (2) million, 2010). Special items Insurance: Liability Management transaction (EUR 71 million, 2011), restructuring provisions (EUR (320) million, 2011, EUR (218) million, 2010), goodwill impairment US (EUR (510) million, 2010), Other (EUR 22 million, 2011).

Year ended December 31, 2011 compared to year ended December 31, 2010

Operating conditions were challenging in 2011, as financial markets continued to be volatile and the macroeconomic environment deteriorated further in the second half of the year. The prolonged weakness of the economic recovery and its impact on local and capital markets were especially prominent in the fourth quarter. Despite this difficult context, ING Group’s full-year results improved compared with 2010. The full-year 2011 net result was EUR 4,740 million compared with a net result of EUR 2,367 million in 2010. The 2011 net result includes EUR 1,928 million gains on divestments, of which EUR 995 million was attributable to the sale of our Latin American insurance, pension and investment management business, EUR 405 million to the sale of ING Car Lease, and EUR 453 million to the sale of Real Estate Investment Management. Special items were EUR 53 million in 2011 compared with EUR (1,065) million in 2010. The 2011 special items include a EUR 718 million net gain from the Liability Management transaction, i.e., the exchange or tender offers for seven tranches of subordinated debt securities totalling approximately EUR 5.8 billion, offset by costs for various restructuring programmes and separation costs. After-tax separation and initial public offering (IPO) preparation costs were EUR 202 million for the full-year 2011. Result on divestments and discontinued operations recorded in 2010 were EUR 683 million. Net gains on divestments were EUR 474 million, mainly reflecting the result on the sale of Private Banking Switzerland and Asia. The 2010 net results from discontinued operations amounted to EUR

209 million and relate to the Insurance Latin America operations. Special items in 2010 were EUR (1,065) million, reflecting expenses for various restructuring programmes, separation costs and the goodwill write-down in the US. The after-tax separation costs were EUR 85 million for the full-year 2010.

Underlying net result for 2011 was EUR 2,649 million, down 3.6% from EUR 2,749 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestments and special items.

The following table sets forth the consolidated underlying results of the operations of ING Group and its banking and insurance operations for the years ended December 31, 2010 and 2009:

	Banking		Insurance		Eliminations 1)		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR millions)
Underlying income:
Gross premium income			27,786	30,009			27,786	30,009
Net interest result banking operations	13,555	12,628			93	164	13,462	12,464
Commission income	2,253	2,149	1,472	1,359			3,725	3,508
Total investment and other income	413	(2,396)	7,388	3,061	243	172	7,558	492

Total underlying income	16,221	12,381	36,646	34,429	336	336	52,533	46,473
Underlying expenditure:
Underwriting expenditure			32,802	30,274			32,802	30,274
Interest expenses			1,122	1,047	336	336	786	711
Operating expenses (2)	9,336	8,913	3,766	3,593			13,102	12,506
Addition to loan loss provision	1,742	2,854					1,742	2,854
Other			29	25			29	25

Total underlying expenditure	11,078	11,767	37,719	34,939	336	336	48,461	46,370

Underlying result before tax	5,143	614	(1,072)	(510)			4,072	103
Taxation	1,275	(102)	(40)	(95)			1,235	(197)
Minority interests	69	76	18	17			87	93

Underlying net result	3,799	640	(1,050)	(431)			2,749	209
Divestments (3)	481	(176)	(6)	136			474	(40)
Discontinued operations (4)			209	94			209	94
Special items (5)	(340)	(1,261)	(725)	(497)			(1,065)	(1,758)

Net result	3,940	(797)	(1,572)	(698)			2,367	(1,494)

1)	After elimination of certain intercompany transactions between the banking operations and the insurance operations
2)	Including Intangibles amortisation and impairments banking operations
3)

Divestments Bank: sale Private Banking Swiss (EUR 73 million, 2010, EUR 17 million, 2009), sale Private Banking Asia (EUR 334 million, 2010, EUR (63) million, 2009), sale Summit Canada (EUR (6) million, 2010, EUR (195) million, 2009), sale REIM (EUR 23 million, 2010 EUR 45 million, 2009), Sale Car Lease (EUR 57 million, 2010, EUR 20 million in 2009). Divestments Insurance: sale joint-venture Brasil (EUR 22 million, 2010) sale Industry Pension Funds (EUR 4 million, 2010, EUR (119) million, 2009), sale Greece Non-life (EUR (4) million, 2010, EUR (7) million, 2009), sale Canada (EUR (43) million, 2009), sale Argentina (EUR (17) million, 2010, EUR (19) million, 2009), sale Australia (EUR 361 million, 2009), sale US (EUR (12) million, 2010, EUR (21) million, 2009), sale Russia (EUR (6) million, 2009), sale Chile Health/Annuities (EUR (59) million, 2009), sale Mexico (EUR 3 million, 2009), sale Taiwan (EUR 1 million, 2009), sale LA (EUR 38 million, 2009).

4)	Reference is made to Note 25 “Discontinued operations” for more information on discontinued business.
5)

Special items Bank: separation costs ING (EUR (43) million, 2010), Retail Netherlands strategy (EUR (180) million, 2010, EUR (166) million, 2009), not launching ING Direct Japan (EUR (5) million, 2009), transaction result on Alt-A portfolio (EUR 44 million, 2009), additional IABF payments (EUR (822) million, 2009), restructuring provisions (EUR (115) million, 2010, EUR (312) million, 2009), Other (EUR (2) million, 2010). Special items Insurance: goodwill impairment US (EUR (510) million, 2010), restructuring provisions (EUR (218) million, 2010, EUR (235) million, 2009), transaction result on Alt-A portfolio (EUR (154) million, 2009), additional IABF payments (EUR (108) million, 2009).

Year ended December 31, 2010 compared to year ended December 31, 2009

The operating environment continued to improve gradually during the year, although the global economic recovery remained fragile and market volatility persisted. Nevertheless, ING Group’s results showed a strong improvement compared with the previous year. ING Group’s net result for the full-year 2010 was EUR 2,367 million compared to a net loss in 2009 of EUR (1,495) million. The 2010 net result includes a EUR 513 million goodwill write-down in the US in the third quarter of 2010 and a EUR 634 million write-down of DAC in the fourth quarter as part of the measures to improve transparency and address the reserve adequacy of the US Closed Block Variable Annuity (VA) business in the US.

Divestments recorded in 2010 totalled EUR 474 million, mainly reflecting the EUR 405 million profit on the sale of Private Banking Switzerland and Asia. Special items in 2010 were EUR (1,065) million, reflecting expenses for various restructuring programmes, separation costs and the aforementioned EUR 513 million goodwill write-down in the US. The separation costs were EUR 85 million for the full-year 2010. In 2009 divestments totalled EUR (40) million. Special items were EUR (1,758) million and included a one-time charge due to an accrual for additional future payments to the Dutch State of EUR 930 million and a EUR 554 million restructuring provision, which was predominantly related to the headcount reduction for ING’s Back to Basics programme.

Underlying net result was EUR 2,749 million for the full-year 2010, compared to EUR 209 million a year earlier. Underlying net result is derived from total net result by excluding the impact from divestments and special items.

SEGMENT REPORTING

ING Group segments are based on the management structure of the Group, which is different from its legal structure. Reference is made to Note 51 Operating Segments of Note 2.1 to the consolidated financial statements. The financial information for each business segment is reported on the same basis as used internally by the Executive and Management Boards in assessing segment performance and the allocation of segment resources. The business segment results (underlying net result and underlying result before tax) are therefore measures of segment profitability.

BANKING OPERATIONS

The following table sets forth the contribution of ING’s banking business lines and the corporate line banking (CL) to the underlying net result for each of the years 2011, 2010, and 2009.

(EUR millions) 2011	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate line	Total Banking
Underlying income
• Net interest result	3,613	1,606	3,865	705	143	3,257	482	(109)	13,562
• Commission income	481	336	166	249	59	933	44	(13)	2,255
• Total investment and other income	52	89	(608)	74	73	(1,078)	3	50	(1,345)

Total underlying income	4,146	2,031	3,423	1,028	275	3,112	529	(72)	14,472
Underlying expenditure
• Operating expenses*	2,428	1,432	1,962	773	173	2,178	349	152	9,447
• Additions to loan loss provision	457	145	462	97	30	330	146		1,667

Total underlying expenditure	2,885	1,577	2,424	870	203	2,508	495	152	11,114
Underlying result before taxation	1,261	454	999	158	72	604	34	(224)	3,358
Taxation	316	108	349	30	14	42	87	(25)	921
Minority interests			1	29	30	26	(7)		79

Underlying net result	945	346	649	99	28	536	(46)	(199)	2,358
Divestments	12	2				420	453		887
Special items	(246)	(12)				(68)	(12)	619	281

Net result	711	336	649	99	28	888	395	420	3,526
*	including intangibles amortization and other impairments

(EUR millions) 2010	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate line	Total Banking
Underlying income
• Net interest result	3,816	1,608	3,774	670	169	3,233	439	(154)	13,555
• Commission income	498	345	152	278	55	910	28	(13)	2,253
• Total investment and other income	(4)	95	(144)	28	62	82	62	232	413

Total underlying income	4,310	2,048	3,782	976	286	4,225	529	65	16,221

Underlying expenditure
• Operating expenses*	2,376	1,345	1,886	761	180	2,107	536	145	9,336
• Additions to loan loss provision	560	160	446	61	26	387	102		1,742

Total underlying expenditure	2,936	1,505	2,332	822	206	2,494	638	145	11,078

Underlying result before taxation	1,374	543	1,450	154	80	1,731	(109)	(80)	5,143
Taxation	361	91	463	31	15	332	27	(45)	1,275
Minority interests		(6)	1	20	22	28	4		69

Underlying net result	1,013	458	986	103	43	1,371	(140)	(35)	3,799
Divestments	16	75			334	39	17		481
Special items	(232)	(13)				(31)	(34)	(30)	(340)

Net result	797	520	986	103	377	1,379	(157)	(65)	3,940

*	including intangibles amortization and other impairments

(EUR millions) 2009	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate line	Total Banking
Underlying income
• Net interest result	3,303	1,619	3,136	675	110	3,513	428	(156)	12,628
• Commission income	528	339	167	261	43	811	6	(6)	2,149
• Total investment and other income	39	100	(1,541)	(76)	43	(101)	(654)	(206)	(2,396)

Total underlying income	3,870	2,058	1,762	860	196	4,223	(220)	(368)	12,381
Underlying expenditure
• Operating expenses*	2,475	1,280	1,663	660	132	1,817	591	295	8,913
• Additions to loan loss provision	527	200	765	116	39	968	239		2,854

Total underlying expenditure	3,002	1,480	2,428	776	171	2,785	830	295	11,767

Underlying result before taxation	868	578	(666)	84	25	1,438	(1,050)	(663)	614
Taxation	229	79	(252)	29	5	206	(216)	(182)	(102)
Minority interests		2		5	10	30	29		76

Underlying net result	639	497	(414)	50	10	1,202	(863)	(481)	640
Divestments	11	17			(63)	9	(150)		(176)
Special items	(225)	(39)	36	(6)	(2)	(169)	(29)	(827)	(1,261)

Net result	425	475	(378)	44	(55)	1,042	(1,042)	(1,308)	(797)

*	including intangibles amortization and other impairments

Year ended December 31, 2011 compared to year ended December 31, 2010

Underlying result before tax declined to EUR 3,358 million in 2011 from EUR 5,143 million in 2010. This decline was partially caused by the higher negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium of EUR 787 million. These fair value changes are mainly a result of changes in market interest rates. As explained on page 5, no hedge accounting is applied to these derivatives under IFRS-IASB. Excluding these fair value changes, underlying result before tax dropped 17.4% to EUR 4,740 million from EUR 5,738 million in 2010, mainly reflecting the impact of the sovereign debt crisis in Europe. The decline was mainly due to EUR 588 million of impairments on Greek government bonds and EUR 181 million of losses on selective de-risking at ING Direct, while the previous year included EUR 275 million of capital gains on the sale of two Asian equity stakes. Also excluding these items, underlying result before tax slightly rose by 0.8%.

Net result from banking operations declined to EUR 3,526 million in 2011 from EUR 3,940 million in 2010. In 2011, divestments of ING Real Estate Investment Management, ING Car Lease and ING IM Philippines have resulted in a net gain of EUR 821 million, while the operating net results from these units amounted to EUR 66 million. In 2011, special items after tax were EUR 281 million positive, driven by the EUR 647 million net gain on the liability management transaction that was completed in December 2011. The gain was partly offset by special items from various restructuring programs, including the strategic measures taken in Retail Netherlands and Commercial Banking as well as additional costs for the merger of the Dutch retail banking activities, and costs related to the separation of Banking and Insurance. In 2010, divestments included the gains on the sale of the Swiss and Asian Private Banking activities and the sale of Summit in Canada as well as the operating net results from divested units, while special items were related to the Bank’s previous restructuring programs.

Total underlying income declined 10.8% to EUR 14,472 million in 2011 from EUR 16,221 million in 2010. The underlying net interest result was practically stable at EUR 13,562 million, despite a small increase in volumes. The total interest margin however declined slightly to 1.41% from 1.42% in 2010. Commission income remained flat on 2010, as increases in Commercial Banking (mainly Structured Finance) were offset by declines in Retail Banking. Total investment and other income was EUR (1,345) million compared with EUR 413 million in 2010, whereas EUR 787 million of the decline was caused by higher negative fair value changes on derivatives related to asset-liability-management activities as mentioned above. The remaining decline was entirely due to the above-mentioned impairments on Greek government bonds and losses on selective de-risking at ING Direct taken in 2011, while 2010 included the capital gains on the sale of two Asian equity stakes.

Underlying operating expenses, which includes intangibles amortization and other impairments, increased by 1.2% to EUR 9,447 million, mainly due to specific investments in the business and a modest year-on-year increase in staff costs. This was largely offset by stringent cost control and lower impairments on real estate development projects, The underlying net addition to the provision for loan losses declined 4.3% to EUR 1,667 million from EUR 1,742 million in 2010. Risk costs in 2011 were 52 basis points of average risk-weighted assets compared with 53 basis points in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Underlying result before tax increased to EUR 5,143 million in 2010 from EUR 614 million in 2009. The strong improvement was principally driven by volume growth, strengthening of the interest margin, lower negative market-related impacts and a more normalized level of risk costs. Almost all business segments contributed to the increase. ING Direct and ING Real Estate benefited from the signs of stabilization in the property markets: ING Direct posted an underlying result before tax of EUR 1,450 million after a loss of EUR 666 million in 2009, while ING Real Estate reduced the amount of its loss from EUR 1,050 million in 2009 to EUR 109 million in 2010.

Net result from banking operations rose to EUR 3,940 million in 2010 compared with a loss of EUR (797) million in 2009. In 2010, the divestment of the Swiss and Asian Private Banking activities and the sale of Summit in Canada resulted in a net gain of EUR 379 million, while the operating net results from divested units amounted to EUR 102 million. Special items in 2010 were EUR (340) million, mainly related to various restructuring programs, including the merger of the Dutch retail banking activities, and costs related to the separation of Banking and Insurance. The loss in 2009 included EUR (1,261) million of special items, mainly related to additional payments on the Illiquid Assets Back-up Facility and charges for the merger of the retail banking activities in the Netherlands, and EUR (176) million of operating net results from divested units.

Total underlying income rose 31.0% to EUR 16,221 million. The net interest result increased 7.3%, driven by higher volumes and margins. The total interest margin improved to 1.42% from 1.32% in 2009, mainly in Retail Banking. Commission income increased 4.8% driven by higher Structured Finance fees. Total investment and other income was EUR 413 million compared with EUR (2,396) million in 2009, principally driven by a diminution of impairments on debt securities and negative revaluations on real estate combined with higher capital gains, whereas EUR 61 million of the increase was caused by lower negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands, for which as explained on page 5, no hedge accounting is applied under IFRS-IASB .

Underlying operating expenses, which includes intangibles amortization and other impairments, increased by 4.7% to EUR 9,336 million, reflecting higher staff costs, increased marketing expenses and deposit guarantee scheme costs as well as higher IT project costs. The underlying net addition to the provision for loan losses declined to EUR 1,742 million from EUR 2,854 million in 2009. The additions to the provision for loan losses in 2010 were 53 basis points of average risk-weighted assets compared with 85 basis points in 2009.

The Banking business lines are analyzed using underlying result before tax in a format that is similar to the IFRS-IASB profit and loss account.

RETAIL NETHERLANDS

	Retail Netherlands
(EUR millions)	2011	2010	2009
Underlying income:
Interest result	3,613	3,816	3,303
Commission income	481	498	528
Investment income and other income	52	(4)	39

Total underlying income	4,146	4,310	3,870

Underlying expenditure:
Operating expenses	2,428	2,376	2,475
Additions to the provision for loan losses	457	560	527

Total expenditure	2,885	2,936	3,002

Underlying result before tax	1,261	1,374	868
Taxation	316	361	229
Minority interests

Underlying net result	945	1,013	639
Divestments	12	16	11
Special items	(246)	(232)	(225)

Net result	711	797	425

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Retail Netherlands decreased 8.2% to EUR 1,261 million in 2011 from EUR 1,374 million in 2010, principally driven by lower income and higher expenses, partly offset by a decrease in risk costs. Total underlying income decreased 3.8% to EUR 4,146 million in 2011. This decrease was mainly the result of a 5.3% decline in interest result, due to increased competition for savings putting pressure on margins. Net production in residential mortgages was EUR 3.6 billion, while volumes in other lending decreased EUR 0.2 billion and margins declined. Funds entrusted increased EUR 3.1 billion, mainly driven by a successful marketing campaign for a one-year deposit in the fourth quarter. Operating expenses rose 2.2% to EUR 2,428 million in 2011, mainly as a consequence of higher pension costs following updated mortality tables and an impairment on software in WestlandUtrecht Bank. The addition to loan loss provisions decreased 18.4% to EUR 457 million, or 93 basis points of average risk-weighted assets, mainly due to lower additions for specific files in the mid-corporate and SME segments, although the level started to increase again in the last quarter of 2011.

Underlying net result decreased to EUR 945 million in 2011 from EUR 1,013 million in 2010. The net result declined to EUR 711 million in 2011 compared with EUR 797 million in 2010. In 2011, special items after tax amounted to EUR (246) million, mainly related to the Case for Change initiative as well as additional costs for the combining of ING Bank and Postbank and the operational and legal separation of WestlandUtrecht Bank. Special items in 2010 were EUR (232) million, mainly related to the Retail Netherlands Strategy (combining ING Bank and Postbank), other restructuring expenses and separation costs related to WestlandUtrecht Bank. Divestments in both years related to the operating net results of the in 2011 divested ING Car Lease activities.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax of Retail Netherlands increased 58.3% to EUR 1,374 million in 2010 from EUR 868 million in 2009, principally driven by higher income and lower expenses, despite an increase in risk costs. Total underlying income rose 11.4% to EUR 4,310 million in 2010. This increase was fully attributable to a 15.5% higher interest result, mainly driven by higher interest margins on savings and mortgages. Net production in residential mortgages was EUR 5.5 billion, while volumes in other lending decreased by EUR 1.1 billion due to low demand. Funds entrusted increased by a modest EUR 0.4 billion. Operating expenses declined 4.0% to EUR 2,376 million in 2010, principally driven by the cost containment program started in 2009 and efficiency improvements related to the merger of ING Bank and Postbank. The addition to the provision for loan losses increased 6.3% to EUR 560 million, or 108 basis points of average risk-weighted assets, as economic recovery in the Netherlands remained fragile.

Underlying net result increased to EUR 1,013 million in 2010 from EUR 639 million in 2009. The net result rose to EUR 797 million in 2010 compared with EUR 425 million in 2009. Special items in 2010 were EUR (232) million, mainly provisions and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank), other restructuring expenses and separation costs related to WestlandUtrecht Bank. The net result in 2009 included EUR (225) million of special items, mainly related to the Retail Netherlands Strategy and the Group initiative to reduce operating expenses. Divestments in both years included the operating net results of ING Car Lease, divested in 2011.

RETAIL BELGIUM

	Retail Belgium
	2011	2010	2009
Underlying income:
Interest result	1,606	1,608	1,619
Commission income	336	345	339
Investment income and other income	89	95	100

Total underlying income	2,031	2,048	2,058
Underlying expenditure:
Operating expenses	1,432	1,345	1,280
Additions to the provision for loan losses	145	160	200

Total expenditure	1,577	1,505	1,480

Underlying result before tax	454	543	578
Taxation	108	91	79
Minority interests		(6)	2

Underlying net result	346	458	497
Divestments	2	75	17
Special items	(12)	(13)	(39)

Net result	336	520	475

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Retail Belgium fell 16.4% on 2010, as a slight decline in income was accompanied by higher operating expenses. Income decreased 0.8% compared to 2010, mainly due to EUR 17 million of impairments on Greek government bonds. Interest result remained flat, as decline in margins was compensated by higher volumes, particularly in savings and lending. Net production in mortgages totaled EUR 3.0 billion in 2011, while production in other lending was EUR 3.2 billion. The net production in funds entrusted was EUR 3.0 billion, mainly driven by the success of the Orange Book savings product in the beginning of the year. Operating expenses increased 6.5% on 2010 to EUR 1,432 million, mainly reflecting higher staff expenses, increased contribution to the deposit guarantee scheme and higher marketing expenses. The addition to the provision for loan losses declined 9.4%, to EUR 145 million, or 77 basis points of average risk weighted assets, mainly attributable to releases in the mid-corporate segment.

Underlying net result decreased to EUR 346 million in 2011 from EUR 458 million in 2010. The net result declined to EUR 336 million from EUR 520 million. In 2011, the impact of divestments was EUR 2 million, fully related to operating results of ING Car Lease sold in 2011. In 2010, divestments added EUR 75 million, and included next to the operating results of ING Car Lease, the gain on the sale of Swiss Private Banking activities. Special items after tax decreased in both 2010 and 2011, mainly related to the domestic transformation program.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax of Retail Belgium declined 6.1% compared to 2009, mainly due to increased expenses. Underlying income slipped 0.5% to EUR 2,048 million. The interest result decreased slightly, following lower margins on savings and current accounts, which were largely offset by higher margins on mortgages and other lending. Net production in mortgages totaled EUR 2.8 billion in 2010, while net production in other lending was EUR 1.3 billion. The net production in funds entrusted was EUR 2.2 billion, mainly driven by the success of the Orange Book savings product, which compensated for outflows in current accounts. Operating expenses increased 5.1% to EUR 1,345 million, mainly driven by additional costs for the national deposit guarantee scheme in 2010. The addition to the provision for loan losses declined 20.0% to EUR 160 million, or 84 basis points of average risk-weighted assets.

Underlying net result decreased 7.8% to EUR 458 million in 2010 from EUR 497 million in 2009. The net result rose to EUR 520 million in 2010 compared with EUR 475 million in 2009. In 2010, the impact of divestments was EUR 75 million, including the gain on the sale of the Swiss Private Banking activities and operating results of ING Car Lease, sold in 2011. In 2009, divestments were EUR 17 million, entirely related to the net result from divested units. Special items in 2010 were EUR (13) million, mainly related to the domestic transformation program. The net result in 2009 included EUR (39) million of special items, mainly restructuring provisions as part of the Group initiative to reduce operating expenses.

ING DIRECT

	ING Direct
(EUR millions)	2011	2010	2009
Underlying income:
Interest result	3,865	3,774	3,136
Commission income	166	152	167
Investment income and other income	(608)	(144)	(1,541)

Total underlying income	3,423	3,782	1,762
Underlying expenditure:
Operating expenses	1,962	1,886	1,663
Additions to the provision for loan losses	462	446	765

Total expenditure	2,424	2,332	2,428
Underlying result before tax	999	1,450	(666)
Taxation	349	463	(252)
Minority interests	1	1

Underlying net result	649	986	(414)
Special items			36

Net result	649	986	(378)

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of ING Direct declined 31.1% to EUR 999 million compared to EUR 1,450 million in 2010. The decrease was due to EUR 326 million higher impairments on debt securities (including EUR 346 million of impairments on Greek government bonds) and EUR 181 million of losses from the selective sale of mainly unsecured and ABS exposures in the investment portfolio. Underlying income decreased to EUR 3,423 million from EUR 3,782 million last year, fully due to abovementioned impairments and losses. The interest result increased by 2.4%, or EUR 91 million, driven by higher volumes while the interest margin remained stable at 1.24%. The interest result in the US continued to benefit from the IFRS treatment on previously impaired bonds, which had a positive impact of EUR 168 million in 2011, down from EUR 230 million in 2010. The total net production in mortgages was EUR 12.4 billion while funds entrusted reported a net inflow of EUR 13.7 billion. Operating expenses increased by 4.0%, reflecting higher marketing expenses (particularly in Germany, Italy, France and Spain) and higher costs to set up a limited number of branches in Spain and further roll out of payment accounts in France, Italy and Canada. The addition to loan loss provisions increased to EUR 462 million, or 61 basis points of average risk-weighted assets, from EUR 446 million in 2010 (or 59 basis points of average risk-weighted assets). The increase was driven by the lower anticipated recovery rates in the US, partially offset by lower risk costs in Germany.

Both underlying net result and net result decreased to EUR 649 million in 2011 compared to EUR 986 million in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

ING Direct delivered strong results in 2010 with a positive underlying result before tax of EUR 1,450 million, compared with a loss of EUR 666 million in 2009. This major improvement was driven by lower impairments on the investment portfolio, a higher interest result and lower additions to the loan loss provisions. Underlying income more than doubled, as impairments (mainly on the Alt-A RMBS portfolio in the US) declined to EUR 107 million compared to EUR 1,394 million in 2009. The interest result increased by 20.3%, or EUR 638 million, driven by higher volumes and increased margins on savings and mortgages. The interest result in the US benefited from the IFRS treatment on previously impaired bonds, which had a positive impact of EUR 230 million in 2010 up from EUR 99 million in 2009. Operating expenses increased by 13.4%, primarily reflecting higher marketing costs, the roll-out of payment accounts and increased staff costs. The addition to the provision for loan losses decreased to EUR 446 million, or 59 basis points of average risk-weighted assets from EUR 765 million in 2009 (or 112 basis points of average risk-weighted assets), supported by signs of stabilization in the US housing market and US unemployment rate as well as diminishing delinquencies.

Underlying net result increased to EUR 986 million in 2010 from a loss of EUR (414) million in 2009. Net result rose to EUR 986 million in 2010 compared with a loss of EUR (378) million in 2009. The net result in 2009 included EUR 36 million of special items related to a one-off gain on the transfer of 80% economic ownership of ING Direct’s Alt-A RMBS portfolio to the Dutch State, partially offset by costs for not launching ING Direct Japan and other restructuring expenses.

RETAIL CENTRAL EUROPE

	Retail Central Europe
(EUR millions)	2011	2010	2009
Underlying income:
Interest result	705	670	675
Commission income	249	278	261
Investment income and other income	74	28	(76)

Total underlying income	1,028	976	860
Underlying expenditure:
Operating expenses	773	761	660
Additions to the provision for loan losses	97	61	116

Total expenditure	870	822	776
Underlying result before tax	158	154	84
Taxation	30	31	29
Minority interests	29	20	5

Underlying net result	99	103	50
Special items			(6)

Net result	99	103	44

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Retail Central Europe rose 2.6% to EUR 158 million, driven by higher results in Poland, partly offset by lower results in Turkey due to increased risk costs. Underlying income in Central Europe increased 5.2% as higher income in Poland and Romania was partly offset by lower income in Turkey, mainly due to negative currency effects. Overall volumes in Poland remained relatively stable, while margins increased, particularly in savings and current accounts. In Turkey, a variable savings product was launched which led to a slight decrease in margin and an increase in volumes. Both volumes and margins remained largely stable in Romania. Net production of lending in Central Europe was EUR 3.5 billion, while the net inflow of funds entrusted was EUR 2.2 billion. Operating expenses were up 1.6% driven by the increased client activity. The addition to loan loss provisions rose to EUR 97 million, or 42 basis points of average risk-weighted assets, compared with EUR 61 million, or 28 basis points of average risk-weighted assets, in 2010. Risk costs increased mainly in Turkey due to business growth, while the level in 2010 was low due to releases of specific provisions and improved data quality.

Both underlying net result and net result decreased to EUR 99 million in 2011 compared to EUR 103 million last year.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax of Retail Central Europe rose 83.3% to EUR 154 million, driven by higher results in Poland and Romania, while results in Turkey declined compared with the strong performance in 2009. Underlying income in Central Europe rose 13.5% supported by higher volumes in all countries and improved interest margins in Poland and Romania. In Turkey, margins declined due to increased competition, while income was impacted by negative fair value changes on derivatives (not eligible for hedge accounting). Net lending production was EUR 2.2 billion, and inflow of funds entrusted amounted to EUR 0.3 billion. Operating expenses were up 15.3% reflecting business growth and increased staff costs. Risk costs declined to EUR 61 million, or 28 basis points of average risk-weighted assets, from EUR 116 million (or 61 basis points of average risk-weighted assets) in 2009. The decline in the addition to the provision for loan losses occurred mainly in Turkey and Romania supported by the release of specific provisions and improved data quality.

Underlying net result increased to EUR 103 million in 2010 from EUR 50 million in 2009. Net result rose to EUR 103 million in 2010 compared with EUR 44 million in 2009. Net result in 2009 included EUR (6) million of special items, mainly related to the closure of the Ukraine retail activities.

RETAIL ASIA

	Retail Asia
(EUR millions)	2011	2010	2009
Underlying income:
Interest result	143	169	110
Commission income	59	55	43
Investment income and other income	73	62	43

Total underlying income	275	286	196
Underlying expenditure:
Operating expenses	173	180	132
Additions to the provision for loan losses	30	26	39

Total expenditure	203	206	171
Underlying result before tax	72	80	25
Taxation	14	15	5
Minority interests	30	22	10

Underlying net result	28	43	10
Divestments		334	(63)
Special items			(2)

Net result	28	377	(55)

Year ended December 31, 2011 compared to year ended December 31, 2010

Retail Asia’s underlying result before tax declined to EUR 72 million in 2011 from EUR 80 million in 2010. This decline was mainly the result of lower income, primarily as a result of unfavorable currency movements. Excluding currency impacts, underlying income was up 3%, driven by ING Vysya Bank, where higher interest results were coupled with increased fee income and higher other income. Net production in lending was EUR 1.2 billion in 2011, while the net inflow of funds entrusted was EUR 0.5 billion. The increased profit contribution from ING Bank’s share in the result of TMB in Thailand and higher dividends from Bank of Beijing were offset by higher funding costs resulting in an overall decline of the interest result. Operating expenses were down 3.9% to EUR 173 million, but increased adjusted for currency effects, mainly as a result of business expansion in India. The addition to loan loss provisions rose by EUR 4 million to EUR 30 million, or 32 basis points of average risk-weighted assets in 2011, mainly as a result of higher non-performing loans at ING Vysya Bank.

Underlying net result decreased to EUR 28 million in 2011 from EUR 43 million in 2010. Net result was down to EUR 28 million from EUR 377 million in 2010, which included a net result of EUR 334 million related to the divestment of Private Banking Asia.

Year ended December 31, 2010 compared to year ended December 31, 2009

Retail Asia’s underlying result before tax more than tripled to EUR 80 million from EUR 25 million in 2009. The strong improvement was mainly attributable to higher results from ING Vysya Bank in India, driven by higher volumes and margins, a one-off gain on the sale of an investment and lower risk costs. This was partly offset by higher expenses due to further investments in business growth and increased staff costs, including additional pension provisions. The result in Asia was supported by the increased profit contribution from ING Bank’s share in the result of TMB in Thailand and higher dividends from Bank of Beijing and Kookmin Bank.

Underlying net result increased to EUR 43 million in 2010 from EUR 10 million in 2009. Net result rose to EUR 377 million in 2010 compared with a loss of EUR (55) million in 2009. The divestments in 2010 accounted for EUR 334 million related to the sale of Private Banking Asia at the beginning of 2010, compared to a loss of EUR (63) million in 2009 mainly related to the net result of the divested unit.

COMMERCIAL BANKING (excluding Real Estate)

	Commercial Banking excluding Real Estate
(EUR millions)	2011	2010	2009
Underlying income:
Interest result	3,257	3,233	3,513
Commission income	933	910	811
Investment income and other income	(1,078)	82	(101)

Total underlying income	3,112	4,225	4,223
Underlying expenditure:
Operating expenses	2,178	2,107	1,817
Additions to the provision for loan losses	330	387	968

Total expenditure	2,508	2,494	2,785
Underlying result before tax	604	1,731	1,438
Taxation	42	332	206
Minority interests	26	28	30

Underlying net result	536	1,371	1,202
Divestments	420	39	9
Special items	(68)	(31)	(169)

Net result	888	1,379	1,042

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Commercial Banking excluding Real Estate dropped by 65.1% to EUR 604 million in 2011 compared to EUR 1,731 million in 2010.

The decline in the underlying result before tax of Commercial Banking excluding Real Estate was largely attributable to Financial Markets, whose result declined by EUR 1,208 million to EUR (884) million 2011 from EUR 324 million in 2010. This decline was partially caused by the higher negative fair value changes on derivatives related to asset-liability-management activities for the mortgage and savings portfolios in the Netherlands and Belgium of EUR 788 million. These fair value changes are mainly a result of changes in market interest rates. As explained on page 5, no hedge accounting is applied to these derivatives under IFRS-IASB. Furthermore, EUR 225 million was caused by impairments on Greek government bonds taken in 2011. Excluding these impacts, underlying result of Financial Markets declined by EUR 195 million (or -21.2%), following adverse market circumstances as well as the winding down of the proprietary trading book in the US. Underlying result of General Lending and Payments and Cash Management (PCM) declined by 9.9% to EUR 410 million in 2011 from EUR 455 million in 2010. This was mainly driven by impairments on the restructuring portfolio, as well as higher expenses due to selective IT investments in PCM. The result of Structured Finance rose by 21.4% to EUR 1,139 million in 2011, driven by strong volume growth in the first half of 2011 resulting in higher interest results and commission income, while risk costs were lower. The result of Leasing & Factoring declined EUR 5 million to EUR 75 million entirely due to higher risk costs.

Total underlying income of Commercial Banking excluding Real Estate was 26.3% lower than in 2010, declining to EUR 3,112 million, driven primarily by Financial Markets. Underlying operating expenses increased by 3.4% to EUR 2,178 million, mainly as a result of investments in PCM as well as higher costs in Structured Finance. Provisions for loan losses were EUR 57 million lower in 2011, reaching EUR 330 million or 27 basis points of average risk-weighted assets, compared to EUR 387 million in 2010.

Underlying net result declined to EUR 536 million in 2011 from EUR 1,371 million in 2010. Net result declined to EUR 888 million in 2011 from EUR 1,379 million in 2010. Divestments added EUR 420 million to the 2011 net result and included gains on the sale of ING Car Lease and IIM Philippines as well as operating results from the divested units. In 2010, divestments added EUR 39 million fully related to divested units. Special items, mainly restructuring provisions, were EUR (68) million in 2011 and EUR (31) million in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax of Commercial Banking excluding Real Estate increased 20.4% to EUR 1,731 million from EUR 1,438 million in 2009. The increased result of Commercial Banking excluding Real Estate was largely attributable to Structured Finance, the result of which increased threefold to EUR 938 million thanks to higher volumes and improved margins, combined with lower risk costs. Underlying result before tax from Financial Markets declined to EUR 324 million from EUR 633 million in 2009, mainly as a result of lower income in the client business following the normalization of the markets, as well as higher expenses partly caused by an accrual adjustment related to the deferral of incentive compensation in 2009. The results of General Lending & Payments and Cash Management (PCM) increased by 6.8%, as lower commission income and somewhat higher operating expenses were more than offset by significantly lower risk costs. Result before tax in Leasing & Factoring declined to EUR 80 million, driven by lower provisions for loan losses.

Total underlying income was stable at EUR 4,225 million. Higher income at Structured Finance was offset by declines at General Lending & PCM, Financial Markets, and Other Products. Underlying operating expenses increased 16.0% to EUR 2,107 million partly caused by an accrual adjustment related to the deferral of incentive compensation in 2009 and despite lower impairments on real estate development projects.

Underlying net result increased to EUR 1,371 million in 2010 from EUR 1,202 million in 2009. Net result rose to EUR 1,379 million in 2010 compared with EUR 1,042 million in 2009. Special items in 2010 were EUR (31) million, mainly restructuring provisions. Divestments were EUR 39 million in 2010, related to operating results of divested units. The net result in 2009 included EUR (169) million of special items, mainly related to restructuring provisions as part of the Group initiative to reduce operating expenses. In 2009, divestments were EUR 9 million relating to operating results of ING Car Lease.

ING REAL ESTATE

	ING Real Estate
(EUR millions)	2011	2010	2009
Underlying income:
Interest result	482	439	428
Commission income	44	28	6
Investment income and other income	3	62	(654)

Total underlying income	529	529	(220)

Underlying expenditure:
Operating expenses	349	536	591
Additions to the provision for loan losses	146	102	239

Total expenditure	495	638	830

Underlying result before tax	34	(109)	(1,050)
Taxation	87	27	(216)
Minority interests	(7)	4	29

Underlying net result	(46)	(140)	(863)
Divestments	453	17	(150)
Special items	(12)	(34)	(29)

Net result	395	(157)	(1,042)

Year ended December 31, 2011 compared to year ended December 31, 2010

ING Real Estate reported an underlying profit before tax of EUR 34 million, compared with a loss of EUR (109) million in 2010. This improvement was mainly driven by decrease in operating expenses, following reduction in impairments on development projects. Negative fair value changes on the direct and indirect real estate investments as well as impairments on real estate development projects declined to EUR 273 million in 2011, compared with EUR 434 million in 2010. Excluding revaluations and impairments, underlying result before tax decreased by EUR 18 million to EUR 307 million in 2011 from EUR 325 million in 2010. This decline was primarily driven by EUR 44 million higher risk costs at Real Estate Finance, reaching EUR 146 million in 2011, or 116 basis points of average risk-weighted assets. Higher income within Real Estate Finance was offset by lower income from project sales in Real Estate Development. Operating expenses, excluding impairments on development projects, declined by EUR 12 million.

Underlying net result improved to EUR (46) million in 2011 from EUR (140) million in 2010. Net result in 2011 was EUR 395 million, significantly up from EUR (157) million in 2010. Divestments in 2011 were EUR 453 million, and included the gain on the divestment of ING Real Estate Investment Management as well as its operating results. Divestments in 2010 added EUR 17 million, related to the operating result of divested units as well as a loss on the divestment of ING’s 50% stake in ING Summit Industrial Fund and the manager of Summit, ING Real Estate Canada. Special items in 2011 were EUR (12) million, related to restructuring activities in Real Estate, while special items in 2010 were EUR (34) million.

Year ended December 31, 2010 compared to year ended December 31, 2009

ING Real Estate reported an underlying loss before tax of EUR (109) million compared with a loss of EUR (1,050) million in 2009. This improvement was mainly due to the gradual stabilization of market conditions, which even led to ING Real Estate showing a profit in the last quarter of 2010. Negative fair value changes on the direct and indirect real estate investments as well as impairments on real estate development projects declined to EUR 434 million in 2010, compared with EUR 1,190 million in 2009. Excluding revaluations and impairments, underlying result before tax increased to EUR 324 million in 2010 from EUR 140 million in 2009, mainly driven by improved operational results within Real Estate Finance business due to lower addition to the provision for loan losses, which were EUR 102 million in 2010 (or 64 basis points of average risk-weighted assets).

Underlying net result improved to a loss of EUR (140) million in 2010 from a loss of EUR (863) million in 2009. Net result in 2010 was a loss of EUR (157) million compared with a loss of EUR (1,042) million in 2009. Special items in 2010 were EUR (34) million, mainly related to restructuring activities within the unit, compared with EUR

(29) million of special items in 2009. Divestments in 2010 were EUR 17 million, related to the operating result of the Real Estate Investment Management business divested in 2011 and the divestment of ING’s 50% stake in ING Summit Industrial Fund and the manager of Summit, ING Real Estate Canada in 2010. Divestments in 2009 were EUR (150) million, fully related to the operating results of the Real Estate Investment Management business and Summit.

INSURANCE OPERATIONS

The following table sets forth the contribution of ING’s insurance business lines and the corporate line Insurance (CL) to the net result for each of the years 2011, 2010, and 2009. With regard to insurance activities, ING Group analyses, as of 2011, the underlying result through a margin analysis, which includes the following components: Operating result and Non-operating items. Both are compsed of into various sub-components. The total of operating result and non-operating items (gains/ losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

(EUR millions) 2011	Insurance Benelux	Insurance CRE	Insurance US	Insurance Closed Block VA	Insurance Asia/Pacific	ING IM	Corporate line	Total Insurance
Investment margin	666	76	892	28	73	4		1,739
Fees and premium based revenues	585	458	1,064	168	1,442	868		4,585
Technical margin	315	169	72	28	178			762
Income non-modeled business	36	9			44			89

Life & ING IM operating income	1,602	712	2,028	224	1,737	872		7,175
Administrative expenses	594	308	742	81	456	676		2,857
DAC amortisation and trail commissions	213	202	625	124	731	3		1,898

Life & ING IM expenses	807	510	1,367	205	1,187	679		4,755
Life & ING IM operating result	795	202	661	19	550	193		2,420
Non-life operating result	179	5			4			188
Corporate line operating result							(402)	(402)

Operating result	974	207	661	19	554	193	(402)	2,206
Gains/losses and impairments	(47)	(404)	(166)	2	60	5		(550)
Revaluations	62	(1)	159	1	(8)	6	(14)	205
Market & other impacts	(250)		(36)	(1,295)	(18)		52	(1,547)

Underlying result before tax	739	(198)	618	(1,273)	588	204	(364)	314
Taxation	69	21	(22)	(222)	121	72	(20)	19
Minority interests	4	10					(10)	4

Underlying net result	666	(229)	640	(1,051)	467	132	(334)	291
Divestments					29	26	(9)	46
Discontinued operations								1,104
Special items	(104)	(77)	(44)		(2)	(12)	11	(228)

Net result	562	(306)	596	(1,051)	494	146	(332)	1,212

(EUR millions) 2010	Insurance Benelux	Insurance CRE	Insurance US	Insurance Closed Block VA	Insurance Asia/Pacific	ING IM	Corporate line	Total Insurance
Investment margin	457	77	827	(11)	53	2		1,405
Fees and premium based revenues	578	501	1,060	121	1,329	826		4,415
Technical margin	243	149	195	9	157			753
Income non-modeled business	40	16			80			136

Life & ING IM operating income	1,318	743	2,082	119	1,619	828		6,709
Administrative expenses	567	261	904	77	441	682		2,932
DAC amortisation and trail commissions	230	197	619	(7)	710	3		1,752

Life & ING IM expenses	797	458	1,523	70	1,151	685		4,684
Life & ING IM operating result	521	285	559	49	468	143		2,025
Non-life operating result	156	7			5			168
Corporate line operating result							(633)	(633)

Operating result	677	292	559	49	473	143	(633)	1,560
Gains/losses and impairments	14	(29)	(564)	22	50	10	(15)	(512)
Revaluations	60		490	3	(14)	(3)	(87)	449
Market & other impacts	24	(10)	(177)	(2,149)	8		(265)	(2,569)

Underlying result before tax	775	253	308	(2,075)	517	150	(1,000)	(1,072)
Taxation	130	63	(155)	(57)	137	56	(214)	(40)
Minority interests	15	10			1	1	(9)	18

Underlying net result	630	180	463	(2,018)	379	93	(777)	(1,050)
Divestments	4	(4)	(12)				6	(6)
Discontinued operations								209
Special items	(33)	(46)	(66)			(41)	(539)	(725)

Net result	601	130	385	(2,018)	379	52	(1,310)	(1,572)

(EUR millions) 2009	Insurance Benelux	Insurance CRE	Insurance US	Insurance Closed Block VA	Insurance Asia/Pacific	ING IM	Corporate line	Total Insurance
Investment margin	368	77	643	22	9	17		1,136
Fees and premium based revenues	569	522	967	167	1,083	704		4,012
Technical margin	286	175	238	25	163			887
Income non-modeled business	23	14			86			123

Life & ING IM operating income	1,246	788	1,848	214	1,341	721		6,158
Administrative expenses	635	261	791	87	410	535		2,719
DAC amortisation and trail commissions	235	197	489	104	570	3		1,598

Life & ING IM expenses	870	458	1,280	191	980	538		4,317
Life & ING IM operating result	376	330	568	23	361	183		1,841
Non-life operating result	248	6			4			258
Corporate line operating result							(802)	(802)

Operating result	624	336	568	23	365	183	(802)	1,297
Gains/losses and impairments	(44)	(44)	(515)	38	26		(7)	(546)
Revaluations	(356)		272	(4)	(9)	(33)	(213)	(343)
Market & other impacts	66	(1)	31	(821)	1		(194)	(918)

Underlying result before tax	290	291	356	(764)	383	150	(1,216)	(510)
Taxation	58	57	138	(118)	112	56	(398)	(95)
Minority interests	15	12			1	1	(12)	17

Underlying net result	217	222	218	(646)	270	93	(806)	(432)
Divestments	(119)	(13)	(62)		363	7	(40)	136
Discontinued operations								94
Special items	(117	(14)	(202)		(26)	(27)	(110)	(497)

Net result	(19)	195	(46)	(646)	606	73	(955)	(698)

Year ended December 31, 2011 compared to year ended December 31, 2010

Operating conditions were challenging in 2011, as financial markets continued to be volatile and the macroeconomic environment deteriorated. The underlying result before tax of Insurance/IM was EUR 314 million, up from a loss of EUR (1,072) million in 2010. The increase was primarily driven by an improvement in market and other impacts as a result of lower DAC write downs in the US Closed Block VA business and in Japan’s Single Premium Variable Annuity (SPVA) business. This is however partially offset by a charge of EUR 1.1 billion due to the completion of a comprehensive policyholder behaviour assumption review for the US Closed Block VA. Capital losses, reflecting de-risking, and impairments were in line with the previous year. Further, revaluations were lower, largely related to Collateralised Mortgage Obligations (CMOs) in the US. Hence, underlying results per business line diverged, with strong recoveries in the US and Asia/Pacific (excluding Japan variable annuities), compared with lower underlying results in the Benelux and Central and Rest of Europe.

The operating result of Insurance/IM increased to EUR 2,206 million from EUR 1,560 million in 2010, mostly driven by higher investment margins and higher fees and premium-based revenues in the life and the investment management business. The investment spread on life general account assets increased 16 basis points to 106 basis points in 2011 following cautious re-risking of the investment portfolios in the first half of 2011, which was partially offset by de-risking in the second half. The increase in operating income was partly offset by higher expenses. Operating results improved in nearly every business line, with the exception of Central and Rest of Europe given the harsh economic conditions and in US Closed Block VA.

The Life/IM administrative expenses ratio improved from 43.7% in 2010 to 39.8% in 2011 as a result of 6.9% higher Life/IM income and 2.6% lower administrative expenses. Expenses especially in the US were lower as a result of cost savings and pension plan changes.

New life sales (Annual Premium Equivalent “APE”) amounted to EUR 4,200 million, an increase of EUR 31 million or 0.7% compared with last year. Higher sales, mainly in Asia/Pacific, were partly offset by lower sales in the US.

Underlying net result increased EUR 1,341 million from EUR (1,050) million in 2010 to EUR 291 million in 2011. Net result from insurance operations increased to EUR 1,212 million in 2011 compared with a loss of EUR (1,572) million in 2010. Net gains on divestments were realised mainly by the sale of the Latin American pension, life insurance and investment management operations. The discontinued Latin American operations added EUR 109 million to the net result compared to EUR 209 million in the previous year. Special items were EUR (228) million in 2011, mainly relating to restructuring costs and integration costs. In 2010 special items were EUR (725) million relating to EUR (513) million goodwill impairment in the Corporate Line, restructuring costs in the US of EUR (64) million, the integration of the Dutch insurance companies of EUR (29) million, a program to standardise regional IT, procurement and finance processes in Central and Rest of Europe of EUR (44) million and a programme to integrate investment management into one global organization of EUR (38) million.

In the US, the closed block variable annuity business was reported as a separate business line as of the fourth quarter of 2010. The split of the US insurance business into two business lines, triggered a EUR 975 million write-down of deferred acquisition costs related to the closed variable annuity business, bringing the reserve adequacy on this block to well above 50%. See Note 43 of Note 2.1 to the consolidated financial statements.

Year ended December 31, 2010 compared to year ended December 31, 2009

Although business fundamentals improved, the underlying loss before tax of Insurance/IM was EUR (1,072) million compared with a loss of EUR (510) million in 2009. Market conditions continued to improve in 2010, although at a relatively slow pace given the depth of the financial crisis in 2008 and 2009. The operating result of Insurance/IM increased to EUR 1,560 million from EUR 1,297 million in 2009, mostly driven by higher investment margins and increased fees and premium-based revenues in life insurance and the investment management business. The 4-quarter rolling average investment spread on life general account assets increased 9 basis points to reach 90 basis points in 2010, after cautious re-risking of the investment portfolios.

The 8.9% increase in Life & ING IM operating income was partly offset by higher expenses. Operating results improved in the Benelux, Asia/Pacific and US Closed Block VA. Operating results were lower in Central and Rest of Europe given the harsh economic conditions in this region, US Investment Management following higher expenses related to the build-up of its global investment capabilities, and Insurance US due to higher administrative expenses and DAC amortisation and trail commissions.

Despite the 7.9% increase in Life administrative expenses, partly driven by the weakening of the euro against most major international currencies, the Life & IM administrative expense ratio improved to 43.7% for the full year. Especially in the Benelux, significant progress was made in containing expenses through the integration of the Dutch businesses.

The increase in the operating result and significantly higher revaluations of investments were more than cancelled out by higher negative market impacts, mostly related to the closed variable annuity blocks in the US and Japan. Hence, underlying results per business line diverged, with strong result recoveries in the Benelux and Asia/Pacific (excluding Japan variable annuities), compared with lower results in Central and Rest of Europe and the US.

Underlying net result decreased from EUR (432) million in 2009 to EUR (1,050) million in 2010. Net result from insurance operations decreased to EUR (1,572) million in 2010 compared with a loss of EUR (698) million in 2009. Special items in 2010 were EUR (725) million, mainly relating to a EUR (513) million goodwill impairment in the Corporate Line, restructuring costs in the US of EUR of (64) million, the integration of the Dutch insurance companies of EUR (29) million, a program to standardise regional IT, procurement and finance processes in Central and Rest of Europe of EUR (44) million and a programme to integrate investment management into one global organization of EUR (38) million. Discontinued operations (Latin American pension, life insurance and investment management operations) added EUR 209 million to net result in 2010 and EUR 94 million in 2009, respectively. The loss in 2009 included EUR (497) million of special items, mainly related to a transaction result and additional charge from the Illiquid Assets Back-up Facility of EUR (262) million, restructuring provisions of EUR (151) million and the integration of the Dutch insurance companies of EUR (43) million, and a profit of EUR 136 million of results from divested units

INSURANCE BENELUX

	Insurance Benelux
	2011	2010	2009
	(EUR millions)
Investment margin	666	457	368
Fees and premium based revenues	585	578	569
Technical margin	315	243	286
Income non-modeled life business	36	40	23

Life & ING IM operating income	1,602	1,318	1,246
Administrative expenses	594	567	635
DAC amortisation and trail commissions	213	230	235

Life& ING IM expenses	807	797	870
Life & ING IM operating result	795	521	376
Non-life operating result	179	156	248

Operating result	974	677	623
Gains/losses and impairments	(47)	14	(44)
Revaluations	62	60	(356)
Market & other impacts	(250)	24	66

Underlying result before tax	739	775	290
Taxation	69	130	58
Minority interests	4	15	15

Underlying net result	666	630	217
Divestments		4	(119)
Special items	(104)	(33)	(117)

Net result	562	601	(19)

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax in the Benelux decreased by 4.6%, despite a 43.8% higher operating result, reflecting the change in provision for guarantees on separate account pension contracts and capital losses and impairments on debt and public equity, mainly as a result of deteriorating financial markets and de-risking.

The operating result increased 43.7%, as a higher investment margin, higher technical margin and a higher non-life result more than offset higher administrative expenses. The 45.9% higher investment margin was mainly driven by lower interest rebates, lower profit sharing and higher non-recurring separate account pension contract results. In addition, the investment margin continued to benefit from the impact of reinvestments in the first half of 2011, higher dividends on public equity and real estate funds.

The technical margin increased by 29.3% to EUR 315 million from EUR 243 million in the previous year, mainly due to a EUR 70 million positive impact from an early surrender of a contract with a large pension fund. Life administrative expenses increased 4.4% as a result of releases of incidental expenses in the previous year, incidental expenses in 2011 and the impact of organisational changes which were only partially offset by recurring cost savings.

Non-Life results increased 14.7% due to lower claims and a non-recurring positive effect in the expense provisions, resulting from unifying provision methodologies in the Dutch non-life entities.

New sales (APE) increased by 6.8% in 2011, mainly driven by higher corporate pension sales and renewals.

Underlying net result increased EUR 36 million to EUR 666 million in 2011 from EUR 630 million in 2010. Net result decreased EUR 39 million to EUR 562 million from EUR 601 million in 2010. In 2010 divestments contributed EUR 4 million to the net profit due to the sale of Industry Pension Funds. Special items in 2011 were EUR (104) million, relating to the integration of the Dutch insurance companies and the disentanglement of ING Bank, compared to EUR (33) million in 2010 also relating to the integration of the Dutch insurance companies.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax in the Benelux more than doubled in 2010 to EUR 775 million, compared to 2009, reflecting a higher operating result (increase of EUR 54 million), lower negative real estate revaluations (decrease of EUR 379 million) as well as lower negative realized gains on real estate (decrease of EUR 57 million). After a period of rapidly declining real estate values, the ING Insurance Real Estate Portfolio benefited from both the continuing recovery in the UK real estate market and stabilizing yields in Continental Europe. Operating result increased 8.7%, as a higher investment margin and lower expenses more than compensated for a lower technical margin as well as a lower non-life result. The higher investment margin (increase of EUR 88 million or 23.9% increase) reflected a higher fixed income result as cash balances were reinvested over the course of 2010.

The non-life operating result totaled EUR 156 million in 2010 compared to EUR 248 million in 2009. This decline was due to the inclusion of favorable one-off items in the 2009 result. Furthermore, adverse claims development in the disability business and a few large fire claims in 2010 contributed to the decline in the non-life result.

The technical margin decreased to EUR 243 million compared to EUR 286 million in 2009 as the second quarter of 2009 included a favorable one-off item, being the release of EUR 54 million in morbidity provisions. Life expenses declined by 8.4% because of lower administrative expenses mainly reflecting lower staff levels in the Benelux.

Underlying net result increased by EUR 413 million to EUR 630 million in 2010 from EUR 217 million in 2009. Net result increased EUR 620 million to EUR 601 million from a loss of EUR (19) million in 2009. In 2009 divestments contributed EUR (119) million to the loss due to the sale of Industry Pension Funds. Special items in 2010 were EUR (33) million, relating to the integration of the Dutch insurance companies, compared to EUR (117) million in 2009 related to restructuring provisions and other costs related to the integration of the Dutch insurance companies.

INSURANCE CENTRAL AND REST OF EUROPE

	Insurance CRE
	2011	2010	2009
	(EUR millions)
Investment margin	76	77	77
Fees and premium based revenues	458	501	522
Technical margin	169	149	175
Income non-modeled life business	9	16	14

Life & ING IM operating income	712	743	788
Administrative expenses	308	261	261
DAC amortisation and trail commissions	202	197	197

Life& ING IM expenses	510	458	458
Life & ING IM operating result	202	285	330
Non-life operating result	5	7	6

Operating result	207	292	336
Gains/losses and impairments	(404)	(29)	(44)
Revaluations	(1)
Market & other impacts		(10)	(1)

Underlying result before tax	(198)	253	291
Taxation	21	63	57
Minority interests	10	10	12

Underlying net result	(229)	180	222
Divestments		(4)	(13)
Special items	(77)	(46)	(14)

Net result	(306)	130	195

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Insurance Central and Rest of Europe was a loss of EUR (198) million compared to a EUR 253 million profit in 2010. In addition to a lower operating result, the gains/losses and impairments were EUR (404) million compared to EUR (29) million in 2010. This decrease was mainly caused by EUR 324 million impairments of Greek governments bonds, EUR 34 million capital losses on sales of Italian sovereign bonds and EUR 18 million capital losses on sales of Portuguese bonds of financial institutions.

The operating result declined 29.3% to EUR 207 million from EUR 292 million last year. The decline was mainly driven by lower fees reflecting regulatory changes in the region’s major pension markets (Poland, Hungary) and higher administrative expenses, mainly related to project costs.

The investment margin of EUR 76 million remained flat compared with EUR 77 million last year. Fees and premium-based revenues declined 8.6% compared with 2010. This decline was driven by regulatory changes affecting pension funds in Poland and Hungary. In addition the decline reflects a reallocation of health insurance premiums in Greece to the technical margin. The technical margin increased by 13.4% due to the reallocation of health insurance premiums in Greece from fees and premium-based revenues. Life administrative expenses rose by 17.7% compared with last year, mainly due to higher project-related costs as Solvency II and building a regional IT organisation. The increase also reflects non-recurring restructuring expenses in Spain, Hungary and Greece.

New sales (APE) increased 1.3% compared to the previous year. Life sales rose by EUR 23 million compared to 2010, due to successful new product launches. This increase was offset by EUR 18 million lower pension sales compared to 2010, reflecting the regulatory changes for pension funds in Poland and Hungary.

Underlying net result decreased EUR (409) million to EUR (229) million in 2011 from EUR 180 million in 2010. Net result decreased EUR (436) million to EUR (306) million from a EUR 130 million net result in 2010. In 2010 divestments contributed EUR (4) million to the net profit due to the sale of Greece non-life. Special items in 2011 were EUR (77) million, relating to disentanglement of ING Bank, and a program to standardise regional IT-, procurement and finance processes, compared to EUR (46) million in 2010 also related to the program to standardize regional IT-, procurement and finance processes .

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax of Insurance Central and Rest of Europe decreased by 12.7% to EUR 253 million from EUR 291 million in 2009. Gains and losses on sales of securities and impairments were EUR (29) million in 2010 compared to EUR (45) million in 2009, mainly as a result of EUR 10 million lower impairments in Spain. Market and other impacts were EUR (10) million as a result of a prepaid capitalized commission write-off in the pension fund in Hungary.

The operating result fell by 13.1% to EUR 292 million. This result was largely driven by a EUR 26 million lower technical margin and EUR 21 million lower fees and premium-based revenues. The EUR 26 million lower technical margin was largely driven by a release in the provision for rider reserves in Poland and Hungary in 2009 of EUR 23 million and to a lesser extent by a lower realized result on surrenders. The decrease in fees and premium-based revenues of EUR 21 million was largely driven by lower revenues in both the pension fund in Poland and the life company in the Czech Republic. Administrative expenses were stable at EUR 261 million in 2010 compared to EUR 261 million in 2009, despite a EUR 16 million tax on financial institutions in Hungary and a EUR 7 million currency impact. Excluding both items, administrative expenses were EUR 22 million lower on a comparable basis.

Underlying net result decreased to EUR 180 million in 2010 from EUR 222 million in 2009. Net result in 2010 decreased to EUR 130 million from EUR 195 million in 2009. Special items in 2010 were EUR (46) million, relating to a program to standardize regional IT-, procurement and finance processes, compared to EUR (14) million in 2009 related to restructuring provisions.

INSURANCE UNITED STATES

	Insurance United States
	2011	2010	2009
	(EUR millions)
Investment margin	892	827	643
Fees and premium based revenues	1,064	1,060	967
Technical margin	72	195	238

Life & ING IM operating income	2,028	2,082	1,848
Administrative expenses	742	904	791
DAC amortisation and trail commissions	625	619	489

Life& ING IM expenses	1,367	1,523	1,280
Life & ING IM operating result	661	559	568

Operating result	661	559	568
Gains/losses and impairments	(166)	(564)	(515)
Revaluations	159	490	272
Market & other impacts	(36)	(177)	31

Underlying result before tax	618	308	356
Taxation	(22)	(155)	138

Underlying net result	640	463	218
Divestments		(12)	(62)
Special items	(44)	(66)	(202)

Net result	596	385	(46)

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Insurance US more than doubled to EUR 618 million from EUR 308 million in 2010. The increase was driven by higher operating results, lower impairments, and favourable DAC unlocking, partially offset by lower revaluations and a non-recurring increase in reserves related to the company’s use of the U.S. Social Security Death Master File to identify potential claims.

The operating result for Insurance US increased 18.3% as a higher investment margin and lower operating expenses were partially offset by a lower technical margin. The investment margin increased by 7.8% primarily due to a reduction in average interest credited. The technical margin decreased by 63.1% compared with 2010, in part due to lower amortisation of a gain related to the transfer of the US group reinsurance business in the first quarter of 2010 as well as a non-recurring reserve reduction in the prior year. Administrative expenses were 17.9% lower than in 2010 due to changes in the company’s pension plan as well as cost savings.

New sales (APE) were 5.9% lower compared with 2010 due to lower Stable Value and Fixed Annuity sales.

Underlying net result increased by EUR 177 million to EUR 640 million in 2011 from EUR 463 million in 2010. Net result increased by EUR 212 million to EUR 596 million from a EUR 385 million net result in 2010. In 2010 divestments contributed EUR (12) million to the net profit due to the divestment of US Group Re, US Advisors Network and ING Canada. Special items in 2011 were EUR (44) million relating to separation of Insurance/IM US from ING Bank, the establishment of a new head office and the local activities for the IPO preparation, compared to EUR (66) million in 2010 relating to restructuring costs.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying result before tax of Insurance US in 2010 decreased to EUR 308 million from EUR 356 million in 2009. The impact of non-operating items in 2010 of EUR (251) million was greater than the impact in 2009 of EUR (212) million as the higher favorable result from revaluations was more than offset by lower results from deferred acquisition costs (“DAC”) and reserve adjustments, primarily related to fixed annuities. The operating result decreased slightly to EUR 559 million in 2010 from EUR 568 million in 2009. Higher operating income in 2010 was more than cancelled out by higher administrative expenses and DAC amortisation and trail commissions. The rise in operating income was driven by a higher investment margin mainly from lower interest rate swap expenses and reinvestments into (longer duration) fixed income securities, and also from higher fees and premium-based revenues, as a result of increased assets under management. Administrative expenses increased to EUR 904 million from EUR 791 million in 2009. The comparison with 2009 is impacted by accrual adjustments which lowered expenses in 2009 as well as currency effects. DAC amortisation and trail commissions increased to EUR 619 million from EUR 489 million in 2009 due to higher operating income and higher assets under management resulting in higher trail commissions.

Underlying net result increased to EUR 463 million in 2010 from EUR 218 million in 2009. Net result in 2010 increased to EUR 385 million from a loss of EUR (46) million in 2009. Divestments in 2010 were EUR (12) million compared to EUR (62) million in 2009 related to the divestment of US Group Re, US Advisors Network and ING Canada. Special items in 2010 were EUR (66) million, relating to restructuring costs, compared to EUR (202) million in 2009 mainly related to the Illiquid Assets Back-up Facilities.

INSURANCE US CLOSED BLOCK VA

	Insurance US Closed Block VA
	2011	2010	2009
	(EUR millions)
Investment margin	28	(11)	22
Fees and premium based revenues	168	121	167
Technical margin	28	9	25

Life & ING IM operating income	224	119	214
Administrative expenses	81	77	87
DAC amortisation and trail commissions	124	(7)	104

Life& ING IM expenses	205	70	191
Life & ING IM operating result	19	49	23

Operating result	19	49	23
Gains/losses and impairments	2	22	38
Revaluations	1	3	(4)
Market & other impacts	(1,295)	(2,149)	(821)

Underlying result before tax	(1,273)	(2,075)	(764)
Taxation	(222)	(57)	(118)

Underlying net result	(1,051)	(2,018)	(646)
Net result	(1,051)	(2,018)	(646)

Year ended December 31, 2011 compared to year ended December 31, 2010

As mentioned above, the completion of a comprehensive policyholder behaviour assumption review for the US Closed Block VA led to a charge of EUR 1.1 billion in the fourth quarter of 2011, which resulted in a loss of EUR (1,273) million on an underlying result before profit basis in the year 2011. The assumptions were updated for lapses, mortality, annuitisation, and utilisation rates, with the most significant revision coming from the adjustments of lapse assumptions. The impact of the assumption adjustments includes a charge to restore the reserve adequacy to the 50% confidence level for the US Closed Block VA. Since the decision to terminate sales of this product in early 2009, ING has taken actions to reduce risk for this legacy book. These actions include reducing deferred acquisition costs, strengthening reserves, expanding the hedging programmes and increasing transparency by reporting the US Closed Block VA as a separate business alongside the ongoing ING Insurance US businesses.

The operating result for the US Closed Block VA was EUR 19 million versus EUR 49 million in 2010.

The investment margin was EUR 28 million compared with EUR (11) million in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

The underlying loss before tax was EUR (2,075) million in 2010 compared with an underlying loss before tax of EUR (764) million in 2009. The negative underlying result before tax was driven by reductions in the DAC balance. In the second quarter of the year, the DAC balance was reduced as a result of an 11.9% decline in the S&P 500 during the quarter. In the fourth quarter, the DAC balance further decreased mainly due to a non-recurring DAC write down of EUR 975 million. This DAC write-down, triggered by making the VA business a separate business line, was implemented to improve the reserve adequacy to meet the 50% confidence level for the business on a stand-alone basis. Excluding these non-operating items, the operating result improved by EUR 26 million to EUR 49 million in 2010 from EUR 23 million in 2009, as lower expenses more than offset the decrease in operating income.

Life & ING IM operating income fell EUR 95 million to EUR 119 million from EUR 214 million in 2009, mainly due to lower investment margin and lower fees and premium based revenues. The investment margin decreased by EUR 33 million to EUR (11) million primarily reflecting higher balances in short-term investments and the impact of lower interest rates. Fees and premium-based revenues decreased by EUR 46 million to EUR 121 million as higher fee income was more than offset by higher hedging costs. The decrease in the technical margin of EUR 16 million was mainly attributable to non-recurring negative reserve developments in the fourth quarter 2010. Total life expenses decreased to EUR 70 million in 2010 from EUR 191 million in 2009 mainly due to lower DAC amortisation, resulting from lower operating income. Administrative expenses in 2010 were lower compared with 2009 as product distribution and support teams were reduced or redeployed following the strategic decision to cease sales of variable annuity products effective as of March 31, 2010. This decision was a part of the overall global strategy and risk reduction plan.

INSURANCE ASIA/PACIFIC

	Insurance Asia/Pacific
	2011	2010	2009
	(EUR millions)
Investment margin	73	53	9
Fees and premium based revenues	1,442	1,329	1,083
Technical margin	178	157	163
Income non-modeled life business	44	80	86

Life & ING IM operating income	1,737	1,619	1,341
Administrative expenses	456	441	410
DAC amortization and trail commissions	731	710	570

Life& ING IM expenses	1,187	1,151	980
Life & ING IM operating result	550	468	361
Non-life operating result	4	5	4

Operating result	554	473	365

Gains/losses and impairments	60	50	26
Revaluations	(8)	(14)	(9)
Market & other impacts	(18)	8	1

Underlying result before tax	588	517	383
Taxation	121	137	112
Minority interests		1	1

Underlying net result	467	379	270
Divestments	29		363
Special items	(2)		(26)

Net result	494	379	606

Year ended December 31, 2011 compared to year ended December 31, 2010

The underlying result before tax of Insurance Asia/Pacific increased by 14.0% to EUR 588 million compared with EUR 517 million in 2010. The operating result for Insurance Asia/Pacific increased by 17.4%, primarily driven by higher fees and premium-based revenue and a higher technical margin.

The investment margin rose by 37.7%, supported by an improved spread between interest earned on general account assets and interest credited to reserves in Japan and Hong Kong. This was partly offset by lower dividend income. Fees and premium-based revenues increased by 8.5%, driven by growth in premium income, particularly in Japan’s COLI business as well as in Hong Kong and KB Life in South Korea. The inclusion of the Malaysian Employee Benefits business (modelled as of the first quarter of 2011), contributed an additional EUR 31 million, with a corresponding reduction in non-modelled income. The technical margin increased by 13.5% to EUR 178 million from EUR 157 million in the previous year, mainly driven by South Korea and Malaysia. Life administrative expenses increased 3.2% to support business growth. The ratio of administrative expenses to operating income fell from 27.3% in 2010 to 26.3% in 2011.

New sales (APE) increased by 11.8% driven by growth in Japan, Malaysia, Hong Kong and China.

Underlying net result increased EUR 88 million to EUR 467 million in 2011 from EUR 379 million in 2010. Net result increased by EUR 115 million to EUR 494 million from a EUR 379 million net result in 2010. In 2011 divestments contributed EUR 29 million to the net profit due to the sale of the share in the Pacific Antai Life Insurance Corporation. Special items in 2011 were EUR (2) million, relating to the separation of Insurance IM/Asia/Pacific from ING Bank.

Year ended December 31, 2010 compared to year ended December 31, 2009

Insurance Asia/Pacific posted an underlying result before tax of EUR 517 million in 2010, an increase of 34.7% compared to EUR 383 million in 2009. This was achieved by improved operating results in most countries in the region in 2010. Market-related items and other impacts contributed EUR 44 million to the result compared to EUR 18 million in 2009. The operating result of EUR 473 million in 2010 rose by 29.3% or 11.6% excluding currency effects from EUR 365 million in 2009, driven by higher operating income, partly offset by moderate growth in expenses.

The Life & ING IM operating income increased 20.6% to EUR 1,619 million in 2010 from EUR 1,342 million in 2009. The increase was attributable to higher fees and premium-based revenues driven by volume growth in most countries as well as an ongoing improvement in the investment margin reflecting increased investment income, growth in general account assets and reinvestment of cash in longer-duration assets. Administrative expenses increased by a modest 7.6%, but fell by 3.6% excluding currency effects as a result of focus on cost discipline throughout the region. DAC amortisation and trail commissions grew by 24.3% to EUR 710 million from the previous year reflecting currency impacts and business growth. Total Life & ING IM expenses increased by 17.3% to EUR 1,151 million compared to EUR 980 million in 2009.

Underlying net result increased to EUR 379 million in 2010 from EUR 270 million in 2009. Net result in 2010 decreased to EUR 379 million from EUR 606 million in 2009. Divestments in 2009 were EUR 363 million and related to Australia and Taiwan. Special items in 2009 were EUR (26) million, relating to a restructuring provision related to the Japan SPVA runoff.

ING INVESTMENT MANAGEMENT

	ING Investment Management
	2011	2010	2009
	(EUR millions)
Investment margin	4	2	17
Fees and premium based revenues	868	826	704

Life & ING IM operating income	872	828	721
Administrative expenses	676	682	535
DAC amortisation and trail commissions	3	3	3

Life& ING IM expenses	679	685	538
Life & ING IM operating result	193	143	183

Operating result	193	143	183
Gains/losses and impairments	5	10
Revaluations	6	(3)	(33)

Underlying result before tax	204	150	150
Taxation	72	56	56
Minority interests		1	1

Underlying net result	132	93	93
Divestments	26		7
Special items	(12)	(41)	(27)

Net result	146	52	73

Year ended December 31, 2011 compared to year ended December 31, 2010

Assets under management (AuM) at ING Investment Management (ING IM) increased 3.8% to EUR 321.7 billion from EUR 309.9 billion at year-end 2010. The AuM balance excluded assets managed by ING IM Australia (EUR 22.3 billion) which was sold on October 4, 2011. Inflows in the institutional and proprietary segments were partly offset by outflows in the retail segment.

The underlying result before tax increased 36.0% to EUR 204 million and the operating result increased 34.2% to EUR 193 million. Both increases were largely attributable to higher fee income in line with the increase in assets managed.

Fees and premium-based revenues increased 5.1% to EUR 868 million from EUR 826 million in 2010 supported by an increase in assets managed. The annualised fourth quarter ratio of fees to average AuM decreased to 27 basis points compared with the previous year at 29 basis points partly due to a change in the underlying asset mix. This ratio is calculated using an average of opening and closing AuM balances for the period. Administrative expenses were 0.8% lower than the previous year mainly due to staff reduction and a non-recurring expense reduction from a change to the IM US pension plan.

Underlying net result increased EUR 38 million to EUR 132 million in 2011 from EUR 93 million in 2010. Net result increased by EUR 93 million to EUR 146 million from a EUR 52 million net result in 2010. In 2011 divestments contributed EUR 26 million to the net profit due to the sale of IM Australia. Special items in 2011 and 2010 were EUR (12) million and EUR (41) million, respectively, relating to the integration into one global investment management organisation.

Year ended December 31, 2010 compared to year ended December 31, 2009

Underlying result before tax remained stable at EUR 150 million in 2010 as a result of a EUR 30 million reduction in negative revaluations in private equity investments and the reversal of an impairment on assets in India (EUR 8 million), which were almost cancelled out by a EUR 40 million lower operating result.

The operating result fell by 21.8% to EUR 143 million as a result of a EUR 146 million increase in administrative expenses and a EUR 15 million reduction in the investment margin, which was in total largely offset by EUR 122 million higher fees and premium-based revenues. Fees and premium-based revenues increased by 17.3% to EUR 826 million. The 9.2% increase in assets under management was the main driver for these higher revenues, further assisted by the introduction of a fixed service fee in the third quarter which related to the transfer of funds to the Luxembourg platform. As of the third quarter of 2010, expenses of these funds were no longer recorded as negative fee income. Administrative expenses grew by 27.3% to EUR 682 million in 2010 from EUR 535 million in the previous year. Comparisons with 2009 were impacted by accrual adjustments, which reduced the expense level in the fourth quarter of 2009 by EUR 33 million. This increase was mainly due to the introduction of a fixed service fee (EUR 17 million) and higher staff costs.

Underlying net result remained unchanged at EUR 93 million. Net result in 2010 decreased to EUR 52 million from EUR 73 million in 2009. Special items in 2010 were EUR (41) million, relating to the integration into one global investment management organisation and EUR (27) million in 2009 relating to restructuring provisions.

CONSOLIDATED ASSETS AND LIABILITIES

The following table sets forth ING Group’s condensed consolidated assets and liabilities for the years ended December 31, 2011, 2010 and 2009, reference is made page F-3 for the complete consolidated balance sheet of ING Group.

	2011	2010	2009
	(EUR billions, except amounts per share)
Cash and balances with central banks	31.2	13.1	15.4
Amounts due to banks	45.3	51.8	43.4
Investments	217.4	234.2	212.1
Financial assets at fair value through the profit and loss account	262.7	263.9	233.2
Loans and advances to customers	596.9	608.9	575.3
Assets held for sale	62.5	0.7	5.0
Other assets	31.0	36.5	39.2
Total assets	1,273.6	1,242.7	1,160.0
Insurance and investment contracts:
Life	262.1	255.5	226.7
Non-life	3.5	3.6	3.5
Investment contracts	13.2	12.0	11.3

Total insurance and investment contracts	278.8	271.1	241.5
Customer deposits and other funds on deposits (1)	467.5	511.4	469.5
Debt securities in issue/other borrowed funds	159.5	157.9	143.1
Liabilities held for sale	64.3	0.4	4.9
Other liabilities	33.2	36.4	40.3
Total liabilities (including minority interests)	1,227.4	1,199.3	1,123.0
Non-voting equity securities	3.0	5.0	5.0
Shareholders’ equity	42.5	37.7	30.9
Shareholders’ equity per Ordinary Share (in EUR)	11.22	9.98	8.17

(1)	Customer deposits and other funds on deposits consists of savings accounts, other deposits, bank funds and debt securities privately issued by the banking operations of ING.

Year ended December 31, 2011 compared to year ended December 31, 2010

Total assets increased in 2011 by 2.5%, or EUR 30.9 billion, to EUR 1,273.6 billion. Cash and balances with central banks increased to EUR 31.2 billion from EUR 13.1 billion at year-end 2010. This was mainly due to a further increase of overnight deposits with central banks, while amounts due from banks declined by EUR 6.5 billion. Investments decreased by EUR 16.8 billion to EUR 217.4 billion, due to the transfer of EUR 21.1 billion of assets of ING Direct USA to assets held for sale. Loans and advances to customers decreased by EUR 12.0 billion to EUR 596.9 billion at year-end 2011 from EUR 608.9 billion at year-end 2010. Adjusted for the ING Direct USA sale, loans and advances to customers increased EUR 18 billion, due to positive currency effects, growth in short-term lending to ‘mid-corporates, SMEs and other’ and mortgage growth at the other ING Direct locations and Retail Benelux partly offset by repayments, run-off and selective de-risking. Assets held for sale increased by EUR 61.8 billion to EUR 62.5 billion. At year-end 2011, assets held for sale entirely relate to ING Direct USA. Other assets decreased by EUR 5.5 billion, almost half of this was caused by the transfer of ING Direct USA to Assets held for sale.

Shareholders’ equity increased EUR 4.8 billion from EUR 37.7 billion at the end of 2010 to EUR 42.5 billion at the end of 2011. This increase was caused by the EUR 4.7 billion net profit. Positive changes in reserves were offset by the EUR 1 billion repayment premium paid to the Dutch state in May 2011. This amount is the 50% premium paid on the repayment of EUR 2 billion Core Tier 1 Securities issued in November 2008. This was an important step towards full repayment of the support ING received from the Dutch State.

Year ended December 31, 2010 compared to year ended December 31, 2009

Total assets increased in 2010 by 7.1%, or EUR 82.7 billion, to EUR 1,242.7 billion, mainly due a EUR 22.1 billion increase of investments, increased financial assets at fair value through the profit and loss account of EUR 30.7 billion and loans and advances to customers which rose by EUR 33.6 billion. The increase in Investments was almost entirely caused by the insurance operations, which rose by EUR 17.8 billion due to positive revaluations and favourable currency effects. The financial assets at fair value through the profit and loss account of the banking operations increased by EUR 12.3 billion, due to positive currency effects and higher trading and non-trading derivatives. The insurance operations increased by EUR 17.4 billion, mainly due to increased investments for risk of policyholders. The increase in loans and advances to customers was almost completely caused by the banking operations, which increased by EUR 35.1 billion almost entirely in residential mortgages at ING Direct and in the Benelux.

Shareholders’ equity increased by 22.1% or EUR 6.8 billion to EUR 37.7 billion at December 31, 2010 compared to EUR 30.9 billion at December 31, 2009. The increase is mainly due the net profit of EUR 2.4 billion, unrealised revaluations debt securities of EUR 3.1 billion and exchange rate difference of EUR 2.9 billion, partly offset by deferred interest crediting to life policyholders of EUR (1.6) billion.

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

As a holding company, ING Groep N.V.’s principal sources of funds are funds that may be raised from time to time from the issuance of debt or equity securities and bank or other borrowings, as well as cash dividends received from its subsidiaries. ING Groep N.V.’s total debt and capital securities outstanding to third parties at December 31, 2011 was EUR 15,517 million, at December 31, 2010, EUR 18,337 million and at December 31, 2009, EUR 17,684. The EUR 15,517 million of debt and capital securities outstanding at December 31, 2011, consisted of subordinated loans of EUR 10,017 million and debenture loans of EUR 5,500 million, both specified below :

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
9.000	2008	Perpetual	10
8.500	2008	Perpetual	1,527
8.000	2008	Perpetual	1,500
7.375	2007	Perpetual	1,176
6.375	2007	Perpetual	804
5.140	2006	Perpetual	79
5.775	2005	Perpetual	292
6.125	2005	Perpetual	533
4.176	2005	Perpetual	168
Variable	2004	Perpetual	527
6.200	2003	Perpetual	376
Variable	2003	Perpetual	424
7.200	2002	Perpetual	839
7.050	2002	Perpetual	603
Variable	2000	December 31, 2030	1,159

			10,017

Interest rate (%)	Year of issue	Due date	Balance sheet value
(EUR millions)
4.125	2011	March 23, 2015	653
5.625	2008	September 3, 2013	1,053
4.699	2007	June 1, 2035	117
4.750	2007	May 31, 2017	1,932
Variable	2006	April 11, 2016	998
4.125	2006	April 11, 2016	747

			5,500

At December 31, 2011, 2010 and 2009, ING Groep N.V. also owed EUR 2,869 million, EUR 736 million and EUR 800 million, respectively, to ING Group companies pursuant to intercompany lending arrangements. Of the EUR 2,869 million owed by ING Groep N.V. to ING Group companies at December 31, 2011, EUR 0 million was owed to ING Insurance companies, EUR 2,869 million was owed to ING Bank companies and EUR 0 million was owed to direct subsidiaries of ING Group companies, as a result of normal intercompany transactions.

In October 2008 ING issued Core Tier 1 Securities to the Dutch State for a total consideration of EUR 10,000 million. This capital injection qualifies as core Tier 1 capital for regulatory purposes. Such securities were not issued in the years before. In December 2009 ING repurchased EUR 5,000 million of the non-voting equity securities from the Dutch State. On May 13, 2011 ING repurchased of EUR 2 billion in principal of the remaining non-voting equity securities, with the total payment in May 2011 amounting to EUR 3 billion (including a 50)% repayment premium).

At December 31, 2011, 2010 and 2009, ING Groep N.V. had EUR 1,400 million, EUR 72 million and EUR 183 million of cash, respectively. Dividends paid to the Company by its subsidiaries amounted to EUR 3,000 million, EUR 200 million and EUR 350 million in 2011, 2010 and 2009, respectively, in each case representing dividends declared and paid with respect to the reporting calendar year and the prior calendar year. Of the amounts paid to the Company, EUR 0 million, EUR 0 million and EUR 350 million were received from ING Insurance in 2011, 2010 and 2009, respectively; EUR 3,000 million, EUR 200 million and EUR 0 million were received from ING Bank in 2011, 2010 and 2009, respectively. On the other hand, the Company injected EUR 0 million, EUR 1,500 million and EUR 700 million into its direct subsidiaries during the reporting year 2011, 2010 and 2009, respectively. Of the amounts injected by the Company, EUR 0 million, EUR 1,500 million and EUR 550 million were injected into ING Insurance in 2011, 2010 and 2009, respectively; EUR 0 million, EUR 0 million and EUR 150 million were injected into ING Bank in 2011, 2010 and 2009, respectively. ING and its Dutch subsidiaries are subject to legal restrictions on the amount of dividends they can pay to their shareholders. The Dutch Civil Code provides that dividends can only be paid by Dutch companies up to an amount equal to the excess of a company’s shareholders’ equity over the sum of (1) paid-up capital and (2) shareholders’ reserves required by law. Further, certain of the Group companies are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to ING Groep N.V.

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

On December 12, 2011 ING announced the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of outstanding subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion. As of December 23, 2011, all tender and exchange offers announced on December 12, 2011 were successfully completed. For more information see Note 14 of Note 2.1 to the consolidated financial statements.

ING Group Consolidated Cash Flows

ING’s Risk Management, including liquidity, is discussed in Note 2.2.1 “Risk Management” of Note 2.1 to the consolidated financial statements.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash flow from operating activities amounted to EUR 9,187 million for the year ended December 31, 2011, compared with EUR (4,775) million for the year ended December 31, 2010. This increase was mainly due to amounts due to/from banks and trading assets/liabilities. The cash flow generated through the customer deposits and other funds on deposit and loans and advances was EUR 27,019 million and EUR 21,202 million respectively. The cash flow employed in lending increased from a cash outflow of EUR (16,331) million in 2010 to a cash outflow of EUR (23,713) million in 2011.

Net cash flow from investment activities in 2011 was EUR 6,504 million, compared to EUR (3,349) million in 2010. The increase was mainly caused by higher disposals and redemptions of group companies, available-for-sale investments and investments for risk of policyholders.

Net cash flow from financing activities was EUR (6,931) million in 2011, compared to EUR 7,640 million in 2010. The decrease of EUR 14,571 million in net cash flow from financing activities is mainly due to repayment of non voting securities, repayment of subordinated loans and net repayment of other borrowed funds.

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2011 of EUR 29,300 million, compared with EUR 20,740 million at year-end 2010, an increase of EUR 8,560 million from 2010 levels.

	2011	2010
	(EUR millions)
Treasury bills and other eligible bills	2,611	4,441
Amounts due from/to banks	(4,505)	3,227
Cash and balances with central banks	31,194	13,072

Cash and cash equivalents at end of year	29,300	20,740

Year ended December 31, 2010 compared to year ended December 31, 2009

Net cash flow from operating activities amounted to EUR (4,775) million for the year ended December 31, 2010, compared with EUR (27,400) million for the year ended December 31, 2009. This increase was mainly due trading assets/trading liabilities and banks, loans and funds entrusted. The cash flow generated through the customer deposits and other funds on deposit and loans and advances was EUR 21,202 million and EUR 21,073 million respectively, offset by lower banks (amounts due from/to banks not available on demand). The cash flow employed in lending decreased from a cash inflow of EUR 12,208 million in 2009 to a cash outflow of EUR (16,331) million in 2010.

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

The operating, investing and financing activities described above resulted in net cash and cash equivalents at year-end 2010 of EUR 20,740 million, compared with EUR 20,959 million at year-end 2009, a decrease of EUR 219 million from 2009 levels.

	2010	2009
	(EUR millions)
Treasury bills and other eligible bills	4,441	3,182
Amounts due from/to banks	3,227	2,387
Cash and balances with central banks	13,072	15,390

Cash and cash equivalents at end of year	20,740	20,959

Capital Adequacy

The debt/equity ratio of ING Group as at year-end 2011 was 12.71% (2010: 13.44%).

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all ING Insurance entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

	2011	2010
	(EUR millions)
BIS capital	47,123	49,145
IGD capital	21,406	20,336
Group leverage (core debt)	(7,917)	(8,462)

Regulatory capital	60,611	61,019
Required capital banking operations	31,107	29,860
Required capital insurance operations	9,515	8,826

Total required capital	40,621	38,686
FICO ratio	149%	158%

ING Bank Cash Flows

The principal sources of funds for ING Bank’s operations are growth of the retail funding, which mainly consists of current accounts, savings and retail deposits, repayments of loans, disposals and redemptions of investment securities (mainly bonds), sales of trading portfolio securities, interest income and commission income. The major uses of funds are advances of loans and other credits, investments, purchases of investment securities, funding of trading portfolios, interest expense and administrative expenses (see “Item 11 Quantitative and Qualitative Disclosure of Market Risk”).

Year ended December 31, 2011 compared to year ended December 31, 2010

At December 31, 2011 and 2010, ING Bank had EUR 26,217 million and EUR 17,188 million, respectively, of cash and cash equivalents. The increase in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position (EUR millions):

	2011	2010
	(EUR millions)
Cash	28,112	9,519
Short dated government paper	2,611	4,442
Banks on demand	(4,506)	3,227

Cash balance and cash equivalents	26,217	17,188

The EUR 20,009 million increase in ING Bank’s operating activities, consist of EUR 8,923 million cash inflow for the year ended December 31, 2011, compared to EUR 11,086 million cash outflow for the year ended December 31, 2010.

The cash flow from operating activities was largely affected by cash inflows from Customer deposits and other funds on deposit (EUR 30,569 million compared to a cash inflow in 2010 of EUR 21,052 million), cash outflows from Amounts due to and from Banks (EUR 4,523 million compared to a cash outflow in 2010 of EUR 14,164 million) and a cash outflow of loans and advances to customers of EUR 26,392 million (compared to a cash outflow in 2010 of EUR 19,665).

Net cash inflow from investing activities was EUR 4,027 million (2010: EUR 1,303 million cash inflow). Investments in available-for-sale securities was EUR 155,004 million and EUR 89,614 million in 2011 and 2010, respectively. Disposals and redemptions of available-for-sale securities amounted to EUR 155,826 million and EUR 88,333 million in 2011 and 2010, respectively.

Net cash flow from financing activities in 2011 amounted to a cash outflow of EUR 3,778 million compared to a cash inflow in 2010 of EUR 8,224 million, and is mainly attributable to less balance cash inflow from debt securities in issue and a dividend payment of EUR 3,000 million.

The operating, investing and financing activities described above resulted in a positive cash flow of EUR 9,172 in 2011 compared to a negative net cash flow of EUR (1,559) million in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

At December 31, 2010 and 2009, ING Bank had EUR 17,188 million and EUR 18,170 million, respectively, of cash and cash equivalents. The decrease in Cash and Cash Equivalents is mainly attributable to the cash and bank balance positions with Central banks.

Specification of cash position (EUR millions):

	2010	2009
	(EUR millions)
Cash	9,519	12,602
Short dated government paper	4,442	3,181
Banks on demand	3,227	2,387

Cash balance and cash equivalents	17,188	18,170

The EUR 24,634 million increase in ING Bank’s operating activities, consist of EUR 11,086 million cash outflow for the year ended December 31, 2010, compared to EUR 35,720 million cash outflow for the year ended December 31, 2009.

The cash flow from operating activities was largely affected by cash flows from Amounts due to and from Banks (cash outflow of EUR 14,164 million compared to a cash outflow in 2009 of EUR 58,799 million) and a cash outflow of loans and advances to customers of EUR 19,665 million compared to a cash inflow in 2009 of EUR 9,489).

Net cash flow for investment activities was EUR 1.303 million cash inflow (2009: EUR 4,819 million cash inflow). Investment in interest-earning securities was EUR 89,614 million and EUR 58,424 million in 2010 and 2009, respectively. Disposals and redemptions of interest-earning securities was EUR 88,333 million and EUR 62,669 million in 2010 and 2009, respectively.

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

Capital Adequacy

Capital adequacy and the use of capital are monitored by ING Bank and its subsidiaries, employing techniques based on the guidelines developed by the Basel Committee on Banking Supervision and implemented by the EU and the Dutch Central Bank for supervisory purposes. See “Item 4 Information on the Company”. Qualifying capital is based on IFRS-EU, as primary accounting basis, which is also the basis for statutory and regulatory reporting.

The following table sets forth the capital position of ING Bank N.V. as of December 31, 2011, 2010 and 2009.

Capital position of ING Bank
	2011	2010	2009
	(EUR millions)

Shareholders’ equity (parent)	30,156	31,267	27,480
Difference IFRS-IASB and IFRS-EU	4,211	3,185	2,742
Minority interests	817	748	960
Subordinated loans qualifying as Tier 1 capital (2)	6,850	8,438	8,057
Goodwill and intangibles deductible from Tier 1 (5)	(1,390)	(1,645)	(1,636)
Deductions Tier 1	(1,014)	(1,069)	(1,073)
Revaluation reserve (2)	(1,008)	(1,592)	(2,516)

Available capital – Tier 1	38,622	39,332	34,015

Supplementary capital – Tier 2 (3)	9,516	10,882	11,789
Deductions	(1,014)	(1,069)	(1,073)

BIS capital	47,124	49,145	44,731

Risk-weighted assets	330,421	321,103	332,375
Tier 1 ratio	11.69%	12.25%	10.23%
BIS ratio	14.26%	15.30%	13.46%
Required capital based on Basel I floor (4)	31,107	29,860	28,709
BIS ratio based on Basel I floor (4)	12.12%	13.17%	12.46%

(1)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.
(2)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate
(3)	Includes eligible lower Tier-2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.
(4)	Using 80% of Basel I Risk-Weighted Assets.
(5)	According to the regulatory definition

Capital measures in the table exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.

ING Group’s management believes that working capital is sufficient to meet the current and reasonably foreseeable needs of the Company.

ING Insurance Cash Flows

The principal sources of funds for ING Insurance are premiums, net investment income and proceeds from sales or maturity of investments, while the major uses of these funds are to provide life policy benefits, pay surrenders and profit sharing for life policyholders, pay non-life claims and related claims expenses, and pay other operating costs. ING Insurance generates a substantial cash flow from operations as a result of most premiums being received in advance of the time when claim payments or policy benefits are required. These positive operating cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically met the liquidity requirements of ING Insurance’s operations, as evidenced by the growth in investments. See Note 2.2.1 “Risk Management” to the consolidated financial statements.

Year ended December 31, 2011 compared to year ended December 31, 2010

ING Insurance’s liquidity requirements are met on both a short- and long-term basis by funds provided from insurance premiums collected, investment income and collected reinsurance receivables, and from the sale and maturity of investments. ING Insurance also has access to commercial paper, medium-term note and other credit facilities. ING Insurance’s balance of cash and cash equivalents was EUR 11,577 million at December 31, 2011 and EUR 8,646 million at December 31, 2010.

	2011	2010
	(EUR millions)
Cash and bank balances	3,230	4,057
Short term deposits	8,347	4,589

Total	11,577	8,646

Net cash provided by operating activities was EUR 2,069 million in 2011 and EUR 2,857 million in 2010.

Net cash used by ING Insurance in investment activities was EUR 2,477 million in 2011 and EUR (4,466) million in 2010. The increase was caused by group companies, available-for-sale- investments and investments for risk of policyholders.

Cash provided by ING Insurance’s financing activities amounted to EUR (1,558) million and EUR 1,140 million in 2011 and 2010, respectively. The decrease was due to Proceeds/repayments of borrowed funds and debt securities.

Year ended December 31, 2010 compared to year ended December 31, 2009

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

Cash provided by ING Insurance’s financing activities amounted to EUR 1,140 million and EUR (7,303) million in 2010 and 2009, respectively. The increase was due to Proceeds/repayments of borrowed funds and debt securities.

The table below shows the Insurance Group Directive which represent the consolidated regulatory Solvency I position of ING Insurance business. The Insurance companies complied with their respective local regulatory requirements.

	2011	2010 (1)
	(EUR millions)
Shareholders’ equity (parent)	23,475	20,159
Hybrids issued by ING Group (2)	2,604	2,094
Hybrids issued by ING Insurance (3)	1,726	2,207
Required regulatory adjustments	(6,399)	(4,125)

IGD capital	21,406	20,335
EU required capital base (4)	9,515	8,826
IGD Solvency ratio (4)(5)	225%	230%

(1)

In the first quarter of 2011 these numbers have been restated to reflect the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US closed block VA as of January 1, 2011. Further details on the restatement are available in the restated fourth quarter 2010 Historical Trend Document which is available on www.ing.com.

(2)	Hybrids issued by ING Group at notional value
(3)	Hybrids issued by ING Insurance at notional value capped at 25% of EU required capital
(4)

In the fourth quarter 2011, ING has reviewed the calculation of the IGD ratio to ensure consistent application throughout the Group. As a consequence, several changes have been made, mainly related to (i) certain provisions which are internally reinsured and for which required capitals were netted out in the past and (ii) changes in the allocation of policyholder liabilities to the relevant capital requirement categories. The numbers for 2010 have been adjusted for this change.

(5)	The actual required regulatory adjustments for IGD capital and the EU required capital may be different from the estimate since the statutory results are not final until filed with the regulators.

Adjusted Equity

ING calculates certain capital ratios on the basis of “adjusted equity”. Adjusted equity differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted equity excludes unrealized gains and losses on debt securities, goodwill and the cash flow hedge reserve and includes hybrid capital and the Core Tier 1 Securities. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. Adjusted equity for 2011, 2010 and 2009 is reconciled to shareholders’ equity as follows:

	2011	2010	2009
	(EUR millions)
Shareholders’ equity	42,452	37,719	30,901
Difference between IFRS-IASB and IFRS-EU	4,211	3,185	2,742
Core Tier 1 Securities	3,000	5,000	5,000
Group hybrid capital	9,332	12,039	11,478
Revaluation reserves debt securities and other	(4,626)	(3,469)	(1,291)

Adjusted equity	54,369	54,474	48,831

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier 1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.

“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities and revaluation reserve crediting to policyholders of EUR (650) million in 2011, EUR 330 million in 2010 and EUR 2,325 million in 2009, the cash flow hedge reserve of EUR (1,970) million in 2011, EUR (847) million in 2010 and EUR (372) million in 2009 and capitalized goodwill of EUR (2,006) million in 2011, EUR (2,908) million in 2010 and EUR (3,244) million in 2009.

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

To the extent our debt/equity ratio (based on adjusted equity) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted equity, the debt/equity ratio of ING increased to 12.7% in 2011 from 13.4% in 2010. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2011 has been in the range of 19.9% to 9.0%. Although rating agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio in a significant way, and for an extended period of time, could result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, such an increase of our debt/equity ratio could also likely result in greater scrutiny by regulatory authorities. Over the last year, ING has targeted a 15% debt/equity ratio for ING Group currently, but management aims to reduce the Group debt/equity ratio to 10% in the near term. In addition, ING stated in its Restructuring Plan as presented on October 26, 2009 that in the coming years, as insurance units are divested, ING Groep N.V. wants to reduce its core Debt to zero, thereby eliminating the double leverage. These targets are reviewed at least once a year and approved by the Executive Board. During the yearly review, many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.

Off-Balance-Sheet-Arrangements

See Note 27 of Note 2.1 to the consolidated financial statements.

	Total 2011	Less than one year	More than one year	Total 2010	Less than one year	More than one year
	(EUR millions)
Insurance operations
Commitments concerning investments in land and buildings	112	87	25	22	22
Commitments concerning fixed-interest securities	947	947		1,120	1,115	5
Guarantees	24		24	23		23
Other commitments	766	560	206	872	664	208
Banking operations
Contingent liabilities in respect of:
• discounted bills	2	2		3	3
• guarantees	25,617	20,301	5,316	21,711	17,159	4,552
• irrevocable letters of credit	17,206	16,996	210	15,540	15,317	223
• other contingent liabilities	570	562	8	428	419	9
Irrevocable facilities	86,188	56,041	30,147	90,027	59,885	30,142

Total	131,432	95,496	35,935	129,746	94,584	35,162

Contractual obligations

The table below shows the cash payment requirements, due by period, from specified contractual obligations outstanding as of December 31, 2011 and 2010. Reference is made to Note 21 Other liabilities in Note 2.1 for information about future payments in relation to pension benefit liabilities. Reference is made to Note 23 Liabilities by contractual maturity in Note 2.1 to the consolidated financial statements for information about coupon interest due on financial liabilities by maturity bucket.

Payment due by period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(EUR millions)
2011
Operating lease obligations	1,353	306	435	327	285
Subordinated loans of Group companies	12,148	2,907	1,262	3,227	4,752
Preference shares of Group companies	404				404
Debenture loans	139,861	68,179	29,420	14,853	27,409
Loans contracted	2,287	428	76		1,783
Loans from credit institutions	4,845	4,052	57	56	680
Insurance provisions (1)	175,549	11,177	18,702	19,127	126,543

Total	336,447	87,049	49,952	37,590	161,856

2010
Operating lease obligations	1,088	199	345	264	280
Subordinated loans of Group companies	13,780	2,647	2,357	1,167	7,609
Preference shares of Group companies	1,121				1,121
Debenture loans	135,604	77,525	23,316	18,205	16,558
Loans contracted	3,740	2,055		73	1,612
Loans from credit institutions	3,650	2,677	59	188	726
Insurance provisions (1)	163,864	11,883	18,291	16,995	116,695

Total	322,847	96,986	44,368	36,892	144,601

(1)

Amounts included in the table reflect best estimates of cash payments to be made to policyholders. Such best estimate cash outflows reflect mortality, retirement, and other appropriate factors, but are undiscounted with respect to interest. As a result, the sum of the cash outflows shown for all years in the table differs from the corresponding liability included in our consolidated financial statements at December 31, 2011. Furthermore, the table does not include insurance or investment contracts for risk of policyholders, as these are products where the policyholder bears the investment risk.

Item 6.	Directors, Senior Management and Employees

Appointment and dismissal Supervisory Board

Members of the Supervisory Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered non-binding if a resolution of the General Meeting to that effect is adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Supervisory Board must comply with the expertise and reliability requirements set out in the Dutch Financial Supervision Act. Pursuant to current Dutch law, this list is to contain at least two candidates for each vacancy, and if not, the list will be non-binding. With respect to the second candidate, ING Group’s policy is to propose (retired) senior managers or other high-ranking officers who, in view of the forthcoming abolition of this requirement, do not have to meet the independency requirements of the Corporate Governance Code or the requirements of the Supervisory Board Profile.

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

In connection with the issue of the Securities to the Dutch State, ING Group and the Dutch State agreed that the Dutch State may recommend candidates for appointment to the Supervisory Board in such a way that upon appointment of all recommended candidates by the General Meeting, the Supervisory Board would comprise two State Nominees among its members. The Dutch State may recommend a Supervisory Board member already in office. The recommendation right of the Dutch State is subject to applicable law and to corporate governance practices, generally accepted under stock exchange listing regimes applicable to ING Group and continues as long as the Dutch State holds at least 250 million Securities, or as long as the IABF continues (whichever occurs last). Should the holding of the Dutch State decrease below 250 million Securities and the IABF have expired, the State Nominees will remain in office and complete their term of appointment.

Candidates recommended by the Dutch State will be nominated for appointment by way of a binding nomination, unless one or more specified situations occur. These include that:

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

In view of their experience and the valuable contribution that former members of the Executive Board can make to the Supervisory Board, it has been decided, taking into account the size of the Supervisory Board and ING’s wide range of activities that such individuals may become members of the Supervisory Board of ING Group. There is, however, a restriction in that only one in every five other members of the Supervisory Board may be a former member of the Executive Board. In addition, this member must wait at least one year after resigning from the Executive Board before becoming eligible for appointment to the Supervisory Board. Former members of the Executive Board are not eligible for appointment to the position of chairman or vice-chairman of the Supervisory Board.

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

In accordance with the Corporate Governance Code, members of the Supervisory Board are to disclose material conflicts of interest and potential conflicts of interest and to provide all information relevant thereto. Thereupon the Supervisory Board – without the member concerned taking part – decides whether a conflict of interest exists. In special circumstances, the Supervisory Board may deviate from this rule and decide that, notwithstanding the fact that the matter would entail a conflict of interest according to the Corporate Governance Code, a conflict of interest does not exist. This concerns in particular situations in which the conflict of interest is based on a marriage that exists no longer, to allow for situations where there is no material family relation. In case of a conflict of interest, the relevant member of the Supervisory Board, as the Corporate Governance Code recommends, abstains from discussions and decision-making on the topic or the transaction in relation to which he or she has a conflict of interest with ING Group.

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

Independence

Annually, the members of the Supervisory Board are requested to assess whether the criteria of dependence set out in the Corporate Governance Code do not apply to them and to confirm this in writing. On the basis of these criteria, all members of the Supervisory Board, with the exception of Luc Vandewalle, are to be regarded as independent on December 31, 2011. Luc Vandewalle is not to be regarded as independent because of his former position at ING Belgium. Members of the Supervisory Board to whom the independence criteria of the Corporate Governance Code do not apply, and members of the Supervisory Board to whom the criteria do apply but who can explain why this does not undermine their independence, are deemed to be independent.

Company secretary

ING Group’s company secretary is Jan-Willem Vink, general counsel of ING Group.

Committees of the Supervisory Board

On December 31, 2011, the Supervisory Board had five standing committees: the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee.

The organization, powers and conduct of the Supervisory Board are detailed in the Supervisory Board Charter. Separate charters have been drawn up for the Audit Committee, the Risk Committee, the Remuneration Committee, the Nomination Committee and the Corporate Governance Committee. These charters are available on the website of ING Group (www.ing.com). A short description of the duties for the five Committees follows below.

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On December 31, 2011, the members of the Audit Committee were: Joost Kuiper (chairman), Tineke Bahlmann, Henk Breukink, Aman Mehta and Luc Vandewalle.

The Supervisory Board has determined that Sjoerd van Keulen, Joost Kuiper and Aman Mehta are financial experts as referred to in the Corporate Governance Code. Joost Kuiper and Aman Mehta were appointed to the Audit Committee per May 9, 2011 and February 14, 2011, respectively. Sjoerd van Keulen was appointed to the Risk Committee per May 9, 2011.

Sjoerd van Keulen and Joost Kuiper are considered by the Supervisory Board as financial experts due to their broad experience in the banking and insurance business and the Dutch financial sector while Aman Mehta has gathered his experience by serving as chief executive officer of Hong Kong & Shanghai Banking Corporation (HSBC) in Hong Kong.

The Risk Committee assists and advises the Supervisory Board in monitoring the risk profile of ING as a whole as well as the structure and operation of the internal risk management and control systems. On December 31, 2011, the members of the Risk Committee were: Piet Klaver (chairman), Tineke Bahlmann, Sjoerd van Keulen, Joost Kuiper, Luc Vandewalle and Jeroen van der Veer.

The Remuneration Committee advises the Supervisory Board, among other things, on the terms and conditions of employment (including remuneration) of the members of the Executive Board and on the policies and general principles on which the terms and conditions of employment of the members of the Executive Board and of senior managers of ING and its subsidiaries are based. On December 31, 2011, the members of the Remuneration Committee were: Peter Elverding (chairman), Sjoerd van Keulen, Piet Klaver, Jeroen van der Veer and Lodewijk de Waal.

The Nomination Committee advises the Supervisory Board, among other things, on the composition of the Supervisory Board and Executive Board. On December 31, 2011, the members of the Nomination Committee were: Jeroen van der Veer (chairman), Peter Elverding, Sjoerd van Keulen, Piet Klaver and Lodewijk de Waal. The Corporate Governance Committee assists the Supervisory Board in monitoring and evaluating the corporate governance of ING as a whole and the reporting thereon in the Annual Report and to the General Meeting and advises the Supervisory Board on improvements. On December 31, 2011, the members of the Corporate Governance Committee were: Henk Breukink (chairman), Aman Mehta, Jeroen van der Veer and Lodewijk de Waal.

The current composition of the Supervisory Board Committees can be found on the Company’s website (www.ing.com), which is updated on a regular basis.

Remuneration and share ownership

The remuneration of the members of the Supervisory Board is determined by the General Meeting and is not dependent on the results of ING Group. Members of the Supervisory Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Supervisory Board in these shares and these depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing.com).

INFORMATION ON MEMBERS OF THE SUPERVISORY BOARD

Jeroen van der Veer (chairman)

(Born 1947, Dutch nationality, male; appointed in 2009, term expires in 2013)

Former chief executive officer of Royal Dutch Shell plc. Other business activities: non-executive director of Royal Dutch Shell plc and chairman of the Supervisory Board of Koninklijke Philips Electronics N.V. (listed companies). Member of the Supervisory Board of Het Concertgebouw N.V. Chairman of Platform Bètatechniek. Chairman of the Supervisory Council of Nederlands Openluchtmuseum. Member of the Board of Nationale Toneel (theatre).

Peter A.F.W. Elverding (vice-chairman)

(Born 1948, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former chairman of the Managing Board of Directors of Koninklijke DSM N.V. Former vice-chairman of the Supervisory Board of De Nederlandsche Bank N.V. (Dutch Central Bank). Other business activities: chairman of the Supervisory Board of Océ N.V. and chairman of the Supervisory Board of Koninklijke BAM Groep N.V. (listed companies). Vice-chairman of the Supervisory Board of SHV Holdings N.V. Chairman of the Supervisory Board of Q-Park N.V. Member of the Supervisory Board of Koninklijke FrieslandCampina N.V. Member of the Board of Stichting Instituut GAK.

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

Henk W. Breukink

(Born 1950, Dutch nationality, male; appointed in 2007, term expires in 2015)

Former managing director of F&C and country head for F&C Netherlands (asset management firm). Other business activities: member of the Supervisory Board of NSI N.V. (real estate fund) and non-executive director of F&C Sapphire hedge fund, Ireland (listed companies). Non-executive director of Brink Groep BV. Non-executive chairman of Heembouw Holding B.V. Chairman of the Supervisory Board of Omring (health care institution). Member of the Supervisory Board of HaagWonen (housing corporation). Chairman of the Supervisory Board of Inholland University.

Sjoerd van Keulen

(Born 1946, Dutch nationality, male; appointed in 2011, term expires in 2015)

Former chairman of the Executive Board of SNS Reaal N.V. Chairman of Holland Financial Centre. Other business activities: member of the Supervisory Board of Heijmans N.V. and chairman of the Supervisory Board of Mediq N.V. (listed companies). Member of the Supervisory Board of APG Groep N.V. and Vado Beheer B.V. Member of the Supervisory Committee of World Wildlife Fund. Chairman of the Board of Investment Fund for Health in Africa. Member of the Supervisory Board of Stichting PharmAccess International. Chairman of the Supervisory Board of Access to Medicine Foundation. Board member of Stichting Health Insurance Fund.

Piet C. Klaver

(Born 1945, Dutch nationality, male; appointed in 2006, term expires in 2014)

Former chairman of the Executive Board of SHV Holdings N.V. Other business activities: chairman of the Supervisory Board of PostNL N.V. (listed company). Chairman of the Supervisory Board of each of Koninklijke Dekker B.V., Credit Yard Group B.V., Dura Vermeer Groep N.V. and Blokker Holding B.V. Vice-chairman of the

Supervisory Board of SHV Holdings N.V. Member of the Board of the African Parks Foundation.

Joost CH.L. Kuiper

(Born 1947, Dutch nationality; male; appointed in 2011, term expires in 2015)

Former member of the Executive Board of ABN AMRO Bank N.V. Other business activities: Chairman of the Supervisory Board of IMC B.V. Member of the Supervisory Board of each of Hespri Holding B.V., AutoBinck Holding N.V. and Nexus Institute. Board member of each of Stichting voor Ooglijders, Prins Bernhard Cultuurfonds and Stichting Democratie en Media. Treasurer of Mondriaan Stichting.

Aman Mehta

(Born 1946, Indian nationality, male; appointed in 2008, term expires in 2012)

Former chief executive officer of Hong Kong & Shanghai Banking Corporation (HSBC) in Hong Kong. Other business activities: non-executive director of each of Tata Consultancy Services, Jet Airways Ltd., PCCW Ltd., Vedanta Resources Plc, Wockhardt Ltd., Godrej Consumer Products Ltd., Cairn India Ltd. and Max India Ltd. Member of the governing board of Indian School of Business.

Luc A.C.P. Vandewalle

(Born 1944, Belgian nationality, male; appointed in 2011, term expires in 2014)

Former chairman and non-executive member of ING Belgium NV/SA. Other business activities: Chairman of the Supervisory Board of each of Bakker Hillegom B.V., Domo Real Estate, Matexi Groep, Plu Holding and Transics

International. Member of the Supervisory Board of each of Allia Insurance Brokers, Arseus, Besix Groep, Galloo, Masureel Veredeling, Sea-Invest, Sioen Industries, Vergroup, Veritas and Willy Naessens Industriebouw.

Lodewijk J. de Waal

(Born 1950, Dutch nationality, male; appointed in 2009, term expires in 2013)

Former general manager of Humanitas. Other business activities: member of the Supervisory Board of PGGM N.V. Member of the Advisory Board of Zorgverzekeraars Nederland. Chairman of the Advisory Board of Stichting Nationaal Fonds Kunstbezit. Member of the Netherlands’ National Contact Point (“NCP”) of the Organisation for Economic Co-operation and Development (“OECD”). Chairman of the Supervisory Council of Museum Volkenkunde. Chairman of the Platform ‘Slim Werken Slim Reizen’. Member of the Toetsingscommissie Beloningen Woningcorporaties.

Changes in the composition

Jackson Tai, Godfried van der Lugt and Joan Spero resigned from the Supervisory Board as of January 6, 2011, January 24, 2011 and June 1, 2011 respectively. Claus Dieter Hoffmann retired at the end of the 2011 annual General Meeting. The current term of appointment of Aman Mehta will expire at the end of the 2012 annual General Meeting. At this meeting, Aman Mehta will be nominated for reappointment. In addition, the Supervisory Board has nominated three candidates for appointment: Yvonne van Rooy (born 1951, Dutch nationality, female), Jan Holsboer (born 1946, Dutch nationality, male) and Robert Reibestein (born 1956, Dutch nationality, male). The proposed appointments have been approved by the Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”). More information can be found in the convocation for the 2012 annual General Meeting, available on the website of ING Group (www.ing.com).

EXECUTIVE BOARD

Appointment and dismissal

Members of the Executive Board are appointed by the General Meeting from a binding list to be drawn up by the Supervisory Board. The list will be rendered non-binding if a resolution of the General Meeting to that effect is adopted by an absolute majority of the votes cast which majority represents more than one-third of the issued share capital. Candidates for appointment to the Executive Board must comply with the expertise and reliability requirements set out in the Dutch Financial Supervision Act. Pursuant to current Dutch law, this list is to mention at least two candidates for each vacancy, and if not, the list will be non-binding. With respect to the second candidate, ING Group’s policy is to propose (retired) senior managers or other high ranking officers who, in view of the forthcoming abolition of this requirement, do not have to meet the requirements of the Executive Board Profile. Members of the Executive Board may be suspended or dismissed at any time by a majority resolution of the General Meeting. A resolution to suspend or dismiss members of the Executive Board that has not been brought forward by the Supervisory Board may only be adopted by the General Meeting by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.

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

Remuneration and share ownership

Members of the Executive Board are permitted to hold shares and depositary receipts for shares in the share capital of ING Group for long-term investment purposes. Transactions by members of the Executive Board in these shares and these depositary receipts for shares are subject to the ING regulations for insiders. These regulations are available on the website of ING Group (www.ing. com).

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

INFORMATION ON MEMBERS OF THE EXECUTIVE BOARD

Jan H.M. Hommen, chief executive officer

(Born 1943, Dutch nationality, male; appointed in 2009, term expires in 2013)

Jan Hommen graduated with a master’s degree in Business Economics from Tilburg University. He was appointed a member of the Executive Board on April 27, 2009. He is also CEO of ING Bank N.V. and CEO of ING Verzekeringen N.V. Jan Hommen was a member of the Supervisory Board of ING Group as of June 1, 2005 and became chairman of the Supervisory Board of ING Group in January 2008. Until May 1, 2005, he was vice-chairman and chief financial officer of Koninklijke Philips Electronics N.V. From 1975 to 1997, he worked for Alcoa Inc. From 1978, he worked at the Alcoa head office in the US, becoming chief financial officer in 1991. Jan Hommen is a member of the board of Royal Concertgebouw Orchestra. Eight Group staff departments report directly to Jan Hommen: Investor Relations, Corporate Legal Department, Corporate Human Resources, Corporate Development, Corporate Communications & Affairs, Public & Government Affairs, Sustainability and Corporate Audit Services.

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

Changes in the composition

Koos Timmermans was appointed vice-chairman of the Management Board Banking as of October 1, 2011. Considering his new role, he stepped down as chief risk officer and member of the Executive Board of ING Group as per the same date. The Supervisory Board intends to propose that Wilfred F. Nagel (born 1956, Dutch nationality, male) be appointed as a member of the Executive Board and chief risk officer of ING Group at the annual General Meeting on May 14, 2012. From October 1, 2011 until the appointment of Wilfred Nagel, Patrick Flynn has assumed the responsibility for Risk at ING Group level.

REMUNERATION REPORT

This section sets out the remuneration for the Executive Board and the Supervisory Board. The remuneration policy for the Executive Board was adopted by the annual General Meeting (AGM) on April 27, 2010; adjustments to the remuneration policy in line with new regulatory developments were adopted by the AGM on May 9, 2011. In addition, the Remuneration report provides information on the remuneration paid for 2011. Furthermore, information is included on loans and advances to the Executive Board and Supervisory Board members as well as ING depositary receipts for shares held by members of both Boards.

REMUNERATION POLICY

The primary objective of the remuneration structure is to enable ING to retain and recruit qualified and expert leaders, senior staff and other highly qualified employees, who have a drive for excellence in serving the interests of the Company’s various stakeholders. ING endeavours to match compensation of the Company’s leadership appropriately against a variety of factors, such as the complexity of functions, the scope of responsibilities, the alignment of risks and rewards, and the long-term objectives of the Company and its stakeholders, which is all the more important given the changing international standards regarding responsible remuneration. These factors differ for each role, line of business and country. This is especially the case for ING with its operations in over 40 countries and over 97,000 employees of whom around 71,000 are based outside the Netherlands (over 54% of senior management is non-Dutch). As much as possible for a global financial institution of this size, ING aims to take account of all these differences and also of the standards applied within similar financial institutions in the various countries in which it operates.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD ADOPTED IN 2010

According to the remuneration policy of the Executive Board as adopted by the AGM on April 27, 2010 and amended by the AGM on May 9, 2011, remuneration of Executive Board members consists of a combination of fixed remuneration (base salary) and variable remuneration (together ‘total direct compensation’), pension arrangements and benefits as described below.

Total direct compensation: moderation and reduced emphasis on variable remuneration

Total direct compensation levels are based on market data that include peers both inside and outside the financial sector in the international context in which ING operates. Total direct compensation is benchmarked against a peer group of companies that, in the opinion of the Supervisory Board, are comparable with ING in terms of size and scope. In line with the foregoing, the Supervisory Board has determined that the peer group consists of the companies in the Dow Jones EURO STOXX 50 index. These are 50 companies, in a range of financial and non-financial industries, which are based in countries within the Economic and Monetary Union of the European Union. In accordance with the Dutch Banking Code, ING’s new remuneration policy for the Executive Board aims for total direct compensation levels slightly below market median levels for comparable positions in the relevant markets. In addition, the remuneration policy provides for a balanced mix between fixed and variable remuneration. Variable remuneration will not exceed 100% of fixed salary at the time of allocation. Fixed remuneration (i.e. the base salary levels) will be determined in line with the relevant market environment as an integral part of total direct compensation, and will be reviewed from time to time by the Supervisory Board. The policy provides for an at target variable remuneration of 40% in cash and 40% in stock (in total 80%) of base salary if performance criteria are met. If performance criteria (as predetermined by the Supervisory Board) are exceeded, the variable component can be increased from target to maximum, not exceeding 100% of base salary at the time of allocation.

Increased emphasis on long-term value creation

The remuneration policy for the Executive Board combines the short and long-term variable components into one structure. This structure intends to support both long-term value creation and short-term company objectives. The emphasis on long-term performance indicators within the variable component of the compensation package is increased by means of deferral, reasonableness test and claw back mechanisms. The allocation of variable remuneration is conditional on the achievement of a number of performance objectives. The short-term component, at maximum 40% of total variable remuneration, is equally divided between cash and stock and awarded in the year following the performance year. The other 60% of the total variable remuneration is deferred and also equally divided between cash and stock. This long-term component is intended to serve the objective of retaining the members of the Executive Board for a longer period of time. The value of the stock award is set such that total variable remuneration at the time that the maximum number of shares to be granted is determined stays within the 100% limit. The long-term component, consisting of two equal portions of cash and stock, will be subject to a tiered vesting on the first, second and third anniversary of the grant date (one-third per annum). The entire long-term component is subject to an ex-post assessment by the Supervisory Board. The ex-post assessment cannot lead to an upward adjustment of the value of the cash deferred portion or the number of deferred shares. Executive Board members are not allowed to sell depositary receipts obtained within a period of five years from the grant date. However, they are allowed to sell part of their depositary receipts at the date of vesting to pay tax over the vested share award.

Increased focus on risk and non-financial performance

Variable remuneration is linked to risk and non-financial performance and will take into consideration both individual and company performance criteria. Performance measurement will account for estimated risks and costs of capital. In addition to financial indicators, performance will also be assessed based on non-financial drivers, by means of a number of targets regarding economic, environmental, customer satisfaction and social criteria.

Pensions Executive Board members

Members of the Executive Board, who are employed on the basis of a Dutch employment contract, will participate in the defined contribution pension plans introduced in 2010 as part of the remuneration policy. Individual Board members participating in the pension plan that existed before the introduction of the 2010 plans were given the choice to keep their existing pension arrangement. This existing pension arrangement, approved by the 2006 AGM, is based on a defined contribution plan. Alternatively, they can switch to the 2010 arrangements. Members of the Executive Board will be required to pay a contribution to their pension premium in line with the contributions under ING’s Collective Labour Agreement in the Netherlands. Members of the Executive Board working on a non-Dutch employment contract will be offered pensions in line with local practices.
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

Tenure

The contract of employment for Executive Board members provides for an appointment for a period of four years and allows for reappointment by the General Meeting. In the case of an involuntary exit, Executive Board members are eligible for an exit-arrangement limited to one-year base salary.

OTHER ITEMS FOR SUPERVISORY BOARD DISCRETION

Claw back and adjustments

The Supervisory Board has the authority to reclaim variable remuneration allocated to a member of the Executive Board based on inaccurate data and/or behavior that led to significant harm to the company. The Supervisory Board also has the authority to adjust variable remuneration if application of the predetermined performance criteria results in undesired outcomes. Accordingly, the Supervisory Board has decision authority in situations not addressed in the policy.

Special employment conditions

Special employment conditions, such as commitments made to secure the recruitment of new executives, may be used in exceptional circumstances subject to strict control by the Supervisory Board.

Supervisory Board discretion to review the policy and the remuneration paid

ING as a company is expected to undergo significant changes during the coming years. Moreover, the relevant international employment market is very much in flux. In order to ensure that ING can adapt to these two uncertain factors, the Supervisory Board indicated in 2010 and 2011 that it may re-evaluate in 2012, whether the remuneration policy adopted in 2010 and amended on May 9, 2011, is in line with the long-term objectives of the Company, the relevant international context, as well as the societal perception of ING as a company. As the internal restructuring is ongoing and the regulatory environment continues to be in flux, the Supervisory Board may re-evaluate at a later stage. Should it become clear, after such evaluation, that the new remuneration policy has led to an unintended or inequitable outcome, the Supervisory Board will have the discretion to correct the previously allocated variable remuneration. However, it is understood that any such correction could not lead to a deviation from the requirement that variable remuneration cannot exceed 100% of base salary during any year, as required under the Dutch Banking Code or be in violation of the Capital Requirements Directive III. The remuneration policy is leading in the international financial markets in terms of moderation of pay. The Supervisory Board and the Executive Board also have an obligation to safeguard the continuity of the Company. The Supervisory Board will therefore evaluate from time to time how these two responsibilities relate to each other. If and when appropriate, it can make adjustments.

2011 REMUNERATION

Ongoing public debate regarding remuneration

Remuneration at ING is a topic of heated debate, particularly in the Netherlands. In 2011, following public discussion in the Netherlands after the Remuneration Committee had awarded the Executive Board of ING Group variable remuneration in relation to their 2010 performance, the members of the Executive Board decided not to accept this variable portion of their total direct compensation. Furthermore, they announced not to accept the proposed 2011 salary increase and variable remuneration until the Core Tier 1 Securities that were issued to the Dutch State have been fully repaid even though the proposed salary increase and variable remuneration were in line with the remuneration policy as approved by the AGM in 2010. The Supervisory Board regrets that it underestimated the signal that was sent to Dutch society by awarding the Executive Board variable remuneration and is keen on ensuring that remuneration at ING does not become the subject of public debate again. However, while the gesture made by the Executive Board members was appreciated by the public and the Supervisory Board, this does not solve the ongoing dilemmas faced by the Supervisory Board in general and the Remuneration Committee in particular. It is the Remuneration Committee’s responsibility to take the interests of all stakeholders, including shareholders and the global employee population into account, as well as business continuity when overseeing a company-wide remuneration policy and executing the Executive Board remuneration policy.

2011 REMUNERATION EXECUTIVE BOARD

The Executive Board remuneration for 2011 is based on the remuneration policy approved by the 2010 AGM and amended by the 2011 AGM.

2011 base salary Executive Board

The base salary of all Executive Board members was set at the time of the introduction of the remuneration policy in 2010 and the Executive Board decided not to accept a base salary increase in 2011 as ING had not completely repaid all outstanding Core Tier 1 Securities that were issued to the Dutch State. As a consequence the base salary level remained at the 2010 level.

2011 variable remuneration Executive Board

In 2011 the Executive Board decided that it will not accept variable remuneration for as long as ING has not completely repaid all outstanding Core Tier 1 Securities that were issued to the Dutch State. As the repayment did not occur during 2011, the Executive Board did not receive any variable remuneration in relation to performance year 2011. It is noted that the total direct compensation levels of the Executive Board, even if variable remuneration had been accepted by the Executive Board, continue to be significantly below the market median. The fact that the Executive Board has only accepted base salary in 2011 (and not variable remuneration) makes the current gap between the market median and ING even more significant.

Compensation of the individual members of the Executive Board

(EUR thousands)		2011 (1)		2010		2009
	amount	number of shares	amount	number of options/shares	amount	number of options/shares
Jan Hommen
Base salary (2)	1,353		1,353		923
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0
Patrick Flynn (3)
Base salary	750		750		454
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0
Koos Timmermans (4)
Base salary	563		750		665
Variable remuneration in cash	0	0	0	0	0	0
Variable remuneration in stock	0	0	0	0	0	0

(1)

It is noted that while the 2010 Annual Report indicated that the Board members would receive a salary increase and variable remuneration, they decided to forego the proposed increase in 2011 as well as the variable remuneration in relation to performance year 2010. The above table outlines the actual situation.

(2)

Jan Hommen was appointed to the Executive Board on April 27, 2009. Jan Hommen has been remunerated as of April 27, 2009 in accordance with the ‘new’ remuneration policy adopted by the AGM in 2010. The figure for 2009 reflects a partial year as an Executive Board member and was paid in 2010 after the ‘new’ remuneration policy was adopted.

(3)

Patrick Flynn was appointed to the Executive Board on April 27, 2009. The figures for this member reflect remuneration earned in the capacity as Executive Board member. Thus, the figure for 2009 reflects a partial year as an Executive Board member.

(4)

Koos Timmermans stepped down from the Executive Board as per October 1, 2011. The figures for this member reflect remuneration earned in the capacity as Executive Board member. Thus, the figure for 2011 reflects a partial year as an Executive Board member.

Remuneration of former members of the Executive Board amounted to nil for 2011, nil for 2010 and EUR 2,842,000 for 2009.

Pension costs

The table below shows the pension costs of the individual members of the Executive Board

(EUR thousands)	2011	2010	2009
Jan Hommen (1)	0	0	0
Patrick Flynn (2)	180	134	78
Koos Timmermans (3)	135	158	115

(1)	Jan Hommen does not participate in the pension plan.
(2)	Patrick Flynn was appointed to the Executive Board on April 27, 2009. The 2009 pension costs for this member reflect the partial year as an Executive Board member.
(3)	Koos Timmermans stepped down from the Executive Board as per October 1, 2011. The 2011 pension costs for this member reflect the partial year as an Executive Board member.

Pension costs of former members of the Executive Board amounted to nil for 2011, nil for 2010 and EUR 742,000 for 2009.

Long-term incentives awarded in previous years

The long-term incentive plan (LTIP) at ING in place until 2010 includes both stock options and performance shares. The ING stock options have a total term of ten years and a vesting period of three years after which they can be exercised for the remaining seven years.

Information on the options outstanding and the movements during the financial year of options held by the members of the Executive Board as at December 31 , 2011 (1)

number of options	Outstanding as at December 31, 2010	Granted in 2011	Exercised in 2011	Waived or expired in 2011(2)	Outstanding as at December 31, 2011	Exercise price in euros	Vesting date	Expiry date
Jan Hommen		0	0	0	0
Patrick Flynn		0	0	0	0
Koos Timmermans (3)	13,674	0	0	0	13,674	22.57	Mar 11, 2005	Mar 11, 2012
	7,814	0	0	0	7,814	14.37	Mar 15, 2007	Mar 15, 2014
	11,460	0	0	0	11,460	17.88	Mar 30, 2008	Mar 30, 2015
	8,504	0	0	0	8,504	25.16	Mar 23, 2009	Mar 23, 2016
	46,157	0	0	0	46,157	24.72	Mar 22, 2010	Mar 22, 2017
	56,405	0	0	0	56,405	19.53	May 15, 2011	May 15, 2018
	20,675	0	0	0	20,675	14.36	Sept. 17, 2011	Sept. 17, 2018

(1)	The number of options and the strike prices of these options reflect the number and strike prices adjusted for the effects of the rights issue of December 2009.
(2)	Waived at vesting date or expired at expiry date.
(3)	Koos Timmermans stepped down from the Executive Board as per October 1, 2011; the table above shows all options outstanding as at December 31, 2011.

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

ING’s TSR ranking within this group of companies determines the final number of performance shares that vest at the end of the three year performance period. The performance shares granted in 2008 had a three-year performance period of 2008-2010 and vested in 2011. The actual results of 57% are based upon ING’s TSR ranking of 14th within the designated peer group. The results were determined by an independent third party. ING’s external auditor has reviewed the calculations performed.

For Koos Timmermans, a number of 10,411 performance shares vested in 2011 (57% of the 18,266 shares awarded). The value at vesting amounted to EUR 79,139. The number of performance shares reflects the number adjusted for the effects of the rights issue of December 2009.

Patrick Flynn received a conditional grant of restricted stock in 2009 to a maximum of 130,230 shares. The cumulative value of the conditional share award is capped at EUR 1.3 million. The first vesting in the amount of 39,069 shares occurred at the 2010 AGM. The value at vesting amounted to EUR 288,329. A second vesting of 39,069 shares occurred at the 2011 AGM, the value at vesting amounted to EUR 347,323, and the remaining 52,092 shares will vest at the 2012 AGM, subject to satisfactory performance and the aforementioned cumulative value cap of EUR 1.3 million. The number of shares reflects the number adjusted for the effects of the rights issue of December 2009.

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

Loans and advances to Executive Board members

The table below presents the loans and advances provided to Executive Board members and outstanding on December 31, 2011, 2010 and 2009. These loans were concluded in the normal course of business and on terms generally applicable to comparable Company personnel and were approved by the Supervisory Board.

	Amount outstan- ding	Average Interest rate	Repay- ments	Amount outstan- ding	Average Interest rate	Repay- ments	Amount outstan- ding	Average Interest rate	Repay- ments
(amounts in EUR thousands)	December 31, 2011			December 31, 2010			December 31, 2009
Jan Hommen	1,588	3.4%		1,588	3.4%
Koos Timmermans (1)	380	4.6%		380	4.6%		380	4.6%

(1)	Koos Timmermans stepped down from the Executive Board as per October 1, 2011; the table above shows all loans and advances outstanding at December 31, 2011.

ING depositary receipts for shares held by Executive Board members

Executive Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Executive Board.

	Number of (depositary receipts for) shares
	2011	2010	2009
Jan Hommen	76,426	76,426	46,426
Patrick Flynn	51,339	25,793
Koos Timmermans (1)	21,635	16,504	14,457

(1)	Koos Timmermans stepped down from the Executive Board as per October 1, 2011; the table above shows ING depositary receipts held by Koos Timmermans at December 31, 2011.

2012 REMUNERATION STRUCTURE EXECUTIVE BOARD

2012 base salary Executive Board

In line with the Executive Board decision not to accept a base salary increase in 2011 as the repayment of Core Tier 1 Securities that were issued to the Dutch State has not been completed, the Supervisory Board does not propose a base salary increase with respect to the performance year 2012.

2012 variable remuneration Executive Board

The payment of variable remuneration to the Executive Board will be suspended for as long as the repayment of all outstanding Core Tier 1 Securities that were issued to the Dutch State has not been completed.

Executive compensation legislation

Currently a legislative proposal is under discussion in the Dutch Parliament relating to variable remuneration at financial institutions that have received state support for reasons of financial stability such as ING. If and when entered into force, the legislation is expected to prevent these financial institutions from granting variable remuneration (in cash or otherwise) to their Executive Board members. In addition, the legislation contains certain restrictions with respect to the possibility of increasing the fixed salaries of Executive Board members.

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

Focus on long term value creation, risk and non-financial performance

Variable remuneration is linked to long-term value creation and risk. It is determined based on individual, business and company performance criteria. Performance measurement will increasingly account for estimated risks and costs of capital. There will be increased emphasis on long term value creation by means of long-term incentives, deferral and claw back mechanisms. Furthermore, and in addition to financial indicators, performance is also assessed based on non-financial drivers. The incorporation of non-financial indicators in the overall assessment is particularly aimed at further improving sustainable business practices within ING. Therefore, a number of action targets have been formulated regarding ING’s performance in the area of, for example, workforce diversity, customer satisfaction, stakeholder engagement and sustainable business practices.

2012 REMUNERATION STRUCTURE SENIOR MANAGEMENT

Given the differences in the regulatory requirements for banking and insurance and the separation of ING’s banking and insurance activities, the remuneration structures for senior management in ING’s banking and insurance operations were determined separately in 2011 based on internal strategy and external regulatory developments.

The remuneration policy for the Executive Board, which permits a combination of fixed remuneration (base salary) and variable remuneration (together “total direct compensation”) pension arrangements and benefits will apply in full to members of the Management Board Banking. For senior management in Banking, a gradual shift to a more balanced mix of fixed and variable remuneration, in line with the remuneration policy for the Executive Board, was initiated in 2010 and will continue during the coming year. Exceptions may exist for high value specialists and senior management working in certain divisions and/or geographical areas. In addition, the remuneration policy for senior management has been amended in line with the requirements as set out in the Capital Requirements Directive III.

For the Management Board Eurasia and senior management in ING’s Eurasia insurance operations, remuneration is in line with the general principles of the new remuneration policy for the Executive Board and the requirements under the Capital Requirements Directive III.

The remuneration for a select group of Bank and Insurance Eurasia employees has been reviewed and amended as necessary in order to comply with the Capital Requirements Directive III. The amendments relate to the allocation of variable remuneration and the ratio between fixed and variable remuneration and are intended to mitigate risk relating to remuneration. Measures include an ex-ante and ex-post assessment of variable remuneration prior to awarding and vesting respectively, significant deferral of variable remuneration, an equal divide between variable remuneration in cash and in shares, as well as retention periods on all equity remuneration as soon as it becomes unconditional.

Moreover, in light of the Capital Requirements Directive III compensation packages related to control functions (such as risk management functions) are structured so that they provide for a reduced emphasis on variable remuneration. To ensure the autonomy of the individual, financial performance metrics are dependent on objectives determined at the divisional level (i.e. not at the level of the relevant business unit). In addition, performance assessments are not only determined by business unit management, but also by the functional line. By making the above changes, ING has taken an important step to further align its compensation philosophy and structure with its risk profile. The current structure will in most cases lead to a decrease in the cash component of variable remuneration and a decrease in the ratio between fixed and variable remuneration.

For the Insurance US operations the changes in the mix between fixed salary and variable remuneration as well as the allocation of variable remuneration will need to be weighted in light of the different regulatory requirements within the US insurance industry and the intended separation of these activities from ING.

The regulatory environment governing remuneration is still in development. The structure as set out above is based on information currently available. Should it become clear, after everything has been clarified, that adjustments are necessary, ING will amend the structure as deemed appropriate.

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

2011 remuneration Supervisory Board

In 2009 and 2010 the chairman and vice-chairman of the Supervisory Board did not receive remuneration and attendance fees associated with committee membership. As announced in the 2010 Annual Report effective 2011, the chairman and vice-chairman of the Supervisory Board did receive compensation for committee attendance. In 2011 more meetings were called than scheduled. Jeroen van der Veer and Peter Elverding have voluntarily requested a lower level of compensation than the annual remuneration as adopted by the AGM and to cap the annual remuneration for Supervisory Board members relating to 2011 at EUR 100,000 and EUR 90,000 respectively (inclusive attendance fees). At their request, the excess amounts of EUR 14,000 and EUR 13,000 respectively will be deducted from their compensation relating to 2012. In 2012 their compensation will also be capped at the aforementioned levels.

The table below shows the remuneration, expense allowances and attendance fees per Supervisory Board member for 2011 and previous years.

	2011 1)		2010 1)	2009 1)
	(EUR thousands)
Jeroen van der Veer 2)3)	114	4)	74	35
Peter Elverding 5)	103	4)	84	79
Tineke Bahlmann 6)	70		69	46
Henk Breukink	71		69	61
Claus Dieter Hoffmann 7)	30		74	78
Piet Klaver	72		68	65
Godfried van der Lugt 8)	0		69	67
Aman Mehta	126		114	113
Joan Spero 9)	47		104	105
Jackson Tai 10)	0		139	152
Lodewijk de Waal 11)	71		66	50
Sjoerd van Keulen 12)	49
Joost Kuiper 12)	46
Luc Vandewalle 12)	58

(1)

In 2010 and 2009 the remuneration and attendance fees for the membership of a committee have not been paid to the chairman and vice-chairman of the Supervisory Board. Effective 2011 remuneration and attendance fees for the membership of a committee are paid to the chairman and vice-chairman of the Supervisory Board.

(2)	Jeroen van der Veer has been chairman of the Supervisory Board since May 2011. From October 2009 until May 2011 he was vice-chairman of the Supervisory Board.
(3)	Jeroen van der Veer is a member of the Supervisory Board as of July 2009. The compensation figure for 2009 reflects the partial year as a member of the Supervisory Board.
(4)	In 2012, compensation will be capped at EUR 100,000 and EUR 90,000 for the chairman and vice-chairman, respectively. Please see paragraph above the table.
(5)	Peter Elverding was chairman of the Supervisory Board from April 2009 until May 2011. He has been vice-chairman since May 2011.
(6)	Tineke Bahlmann is a member of the Supervisory Board as of April 2009. The compensation figure for 2009 reflects the partial year as a member of the Supervisory Board.
(7)	Claus Dieter Hoffmann retired in June 2011. The compensation figure for 2011 reflects the partial year as a member of the Supervisory Board. He did not receive any compensation in relation to 2011.
(8)	Godfried van der Lugt retired in January 2011. He did not receive any compensation in relation to 2011.
(9)	Joan Spero retired in June 2011. The compensation figure for 2011 reflects the partial year as a member of the Supervisory Board.
(10)	Jackson Tai retired in January 2011. He did not receive any compensation in relation to 2011.
(11)

Lodewijk de Waal is a member of the Supervisory Board as of April 2009. He acted as an observer in the Supervisory Board as of November 2008 until his appointment to the Board in April 2009. The compensation figure for 2009 reflects the partial year as a member of the Supervisory Board. Up to the appointment date Lodewijk de Waal has received remuneration, expense allowances and attendance fees in line with the remuneration of the Supervisory Board.

(12)	Sjoerd van Keulen, Joost Kuiper and Luc Vandewalle are members of the Supervisory Board as of May 2011. The compensation figures for 2011 reflect the partial year as members of the Supervisory Board.

Compensation of former members of the Supervisory Board who are not included in the above table amounted to nil in 2011, EUR 80,000 in 2010 and EUR 277,000 in 2009.

Loans and advances to Supervisory Board members

Supervisory Board members may obtain banking and insurance services from ING Group subsidiaries in the ordinary course of their business and on terms that are customary in the sector. The table below presents the loans and advances to Supervisory Board members outstanding on December 31, 2011, 2010 and 2009.

	Amount outstan- ding	Average Interest rate	Repay- ments	Amount outstan- ding	Average Interest rate	Repay- ments	Amount outstan- ding	Average Interest rate	Repay- ments
	(EUR thousands)
	December 31, 2011			December 31, 2010			December 31, 2009
Jeroen van der Veer (1)	282	8.6%		282	8.6%		282	8.6%

(1)	The amount reflects a housing mortgage loan granted in 1992, well before Jeroen van der Veer’s appointment to the Supervisory Board (effective as of July 1, 2009).

ING depositary receipts for shares and options held by Supervisory Board members

Supervisory Board members are permitted to hold ING depositary receipts for shares as a long-term investment. The table below shows the holdings by members of the Supervisory Board. Supervisory Board members did not hold ING options at year-end 2011.

	Number of (depositary receipts for) shares 1)
	2011	2010	2009
Piet Klaver	43,796	43,796	13,796
Jeroen van der Veer	119,469	99,469	99,469
Sjoerd van Keulen 2)	1,703
Luc Vandewalle 2) 3)	80,000

1)	The numbers of depositary receipts for shares reflect the shares held by the member of the Supervisory Board and their partners.
2)	Sjoerd van Keulen and Luc Vandewalle were newly appointed in May 2011
3)	The ING depositary receipts held by Luc Vandewalle are currently being held in usufruct.

EMPLOYEES

The number of staff employed on a full time equivalent basis of ING Group averaged 104,419 in 2011, of which 26,332 or 25%, were employed in the Netherlands. The geographical distribution of employees with respect to the Group’s insurance operations and banking operations over 2011 was as follows (average full time equivalents):

	Insurance operations			Banking operations			Total (1)
	2011	2010	2009	2011	2010	2009	2011	2010	2009
The Netherlands	7,305	8,335	8,234	19,027	19,415	19,678	26,332	27,750	27,912
Belgium	427	331	321	10,523	10,407	10,479	10,950	10,738	10,800
Rest of Europe	3,829	3,694	3,823	25,649	25,897	26,902	29,478	29,591	30,727
North America	8,483	9,039	10,322	4,001	4,112	4,125	12,484	13,151	14,447
Latin America	6,643	6,961	6,776	163	248	280	6,806	7,209	7,056
Asia	6,119	6,292	6,759	10,810	10,119	10,050	16,929	16,411	16,809
Australia	5	154	1,456	1,003	1,088	1,066	1,008	1,242	2,522
Other	434	47	7				434	47	7

Total	33,244	34,853	37,700	71,175	71,286	72,580	104,419	106,140	110,277

(1)	The average number of employees includes, on an average basis, employees of entities that were sold during the year

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

As of December 31, 2011, Stichting ING Aandelen (the “Trust”) held 3,830,278,454 Ordinary Shares of ING Groep N.V., which represents over 99.9% of the Ordinary Shares outstanding and ING Groep N.V. and its subsidiaries held 43,702,855. These holdings give the Trust voting control of ING Groep N.V. subject to the right of holders of bearer depositary receipts to vote according to their own discretion on the basis of a proxy as set out below under “Voting of the Ordinary Shares by holders of bearer receipts as a proxy of the Trust”. The following is a description of the material provisions of the Articles of Association (Statuten) and the related Trust Conditions (Administratievoorwaarden) (together the “Trust Agreement”), which governs the Trust, and the applicable provisions of Netherlands law. This description does not purport to be complete and is qualified in its entirety by reference to the Trust Agreement and the applicable provisions of Netherlands law referred to in such description.

As of December 31, 2011, there were 145,502,149 American Depositary Shares or ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 808 record holders. Because certain of the ADSs were held by brokers or other nominees and the depositary receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such holders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders.

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

All bearer depositary receipts are embodied in one or more global depositary receipts which are held in custody by Euroclear Nederland (the Central securities Depositary (CSD) of the Netherlands, formerly known as “NECIGEF”) in exchange for which every bearer depositary receipt holder is credited in the books of the participants of Euroclear Nederland pursuant to the Netherlands Act on Book-Entry Transactions (Wet giraal effectenverkeer). Each holder of bearer depositary receipts shall nominate a Euroclear Nederland participant, through which the global depositary receipts are to be held in custody on his behalf. Surrender of the global depositary receipts shall only be permitted in the cases prescribed in the Netherlands Act on Book-Entry Transactions. Administration of the global depositary receipts is assigned to Euroclear Nederland which is authorized to perform any necessary act on behalf of the holder(s) of bearer receipts in respect of the relevant depositary receipt, including acceptance and transfer, and to cooperate in making additions to and deletions from the relevant global depositary receipt in accordance with the provisions of the Act on Book Entry Transactions.

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

•

the relevant holder of bearer depositary receipts may delegate the powers conferred upon him or her by means of the voting proxy, provided that the relevant holder of bearer depositary receipts has announced his or her intention to do so to the Trust observing a term before the commencement of the general meeting, which term will be determined by the Trust.

Voting instructions of holders of bearer depositary receipts of Ordinary Shares to the Trust

Holders of bearer depositary receipts are entitled to give binding instructions to the Trust, concerning the Trust’s exercise of the voting rights attached to the Ordinary Shares. The Trust will follow such instructions for a number of Ordinary Shares equal to the number of bearer depositary receipts held by the relevant holder of bearer depositary receipts.

Voting of the Ordinary Shares by the Trust

The Trust will only determine its vote with respect to the Ordinary Shares of ING Groep N.V., held by the Trust, that correspond with bearer depositary receipts:

•	the holder of which does not, either in person or by proxy, attend the general meeting;

•	the holder of which, did not give a voting instruction to the Trust.

The Trust has discretion to vote in respect of shares for which it has not issued voting proxies to holders of bearer depositary receipts and has not received any voting instructions. Under the Trust Agreement, the Trust is required to be guided primarily by the interests of all holders of bearer depositary receipts, irrespective of whether they attend the general meetings, also taking into account the interests of ING Groep N.V. and its affiliated enterprises.

Shareholder participation and position of the Trust

During the years 2008-2011, participation of shareholders, excluding the Trust, and depositary receipt holders in annual General Meetings consistently increased from 38.7% to 47.1%. Only the extraordinary General Meeting of November 25, 2009 showed a deviation from this trend with a markedly lower turnout of 31.1%. The position of the Trust and ING Group’s depositary-receipts structure was evaluated by the Executive Board and the Supervisory Board in 2010. On the basis of this evaluation, the Executive Board and the Supervisory Board concluded that it would be premature to change or abolish ING Group’s depositary-receipts structure in 2010 and that it would be more appropriate to reconsider this as part of a re-evaluation of ING Group’s entire governance structure following the current restructuring of ING Group and the completion of the divestments approved in the 2009 extraordinary General Meeting. The outcome of the aforementioned evaluation was discussed in the 2010 annual General Meeting.

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

Valid resolutions may be passed only if all members of the Board of the Trust have been duly notified, except that in a case where there is no such notification valid resolutions may nevertheless be passed by unanimous consent at a meeting at which all members of the Board of the Trust are present or represented. Only a fellow Board member who is authorized in writing may represent a member of the Board of the Trust in such meeting. All resolutions of the Board of the Trust shall be passed by an absolute majority of the votes.

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

Holders of bearer depositary receipts with a stake of 5% or more

To the best of our knowledge, as of December 31, 2011, no holder of depositary receipts held more than 5% of all bearer depositary receipts outstanding.

On December 31, 2011, ING Groep N.V. and its subsidiaries held 49,305,917 bearer receipts, representing 1.29% of the bearer depositary receipts and underlying Ordinary Shares outstanding. These bearer depositary receipts were acquired, among others, pursuant to ING Groep N.V.’s delta hedging activities in respect of its employee options, which activities are now terminated. ING Groep N.V. does not have voting rights in respect of shares and bearer depositary receipts it holds or which are held by its subsidiaries.

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

Information available to ING Groep N.V. showed that as of December 31, 2011, institutional holders in the Netherlands held approximately 489 million bearer depositary receipts, or 26% of the total number of bearer depositary receipts then outstanding and institutional holders in the United States held approximately 898 million bearer depositary receipts (including ADSs), or 48% of the total number of bearer depositary receipts then outstanding.

On December 31, 2011, other than the Trust, no other person is known to ING Groep N.V. to be the owner of more than 10% of the Ordinary Shares or bearer depositary receipts. As of December 31, 2011, members of the Supervisory Board and their related third parties held 244,968 bearer receipts. If members of the Supervisory Board hold ING options that were granted in their former capacity as member of the Executive Board, these options are part of the ING Stock option plan described in Note 2.1 to the consolidated financial statements.

On December 31, 2011, ING Groep N.V. is not a party to any material agreement that becomes effective, or is required to be amended or terminated in case of a change of control of ING Groep N.V. following a public bid as defined in the Dutch Financial Supervision Act (Wet op het financieel toezicht). ING Groep N.V. subsidiaries may have customary change of control arrangements included in agreements related to various business activities, such as joint venture agreements, letters of credit and other credit facilities, ISDA-agreements, hybrid capital and debt instruments, reinsurance contracts and futures and option trading agreements. Following a change of control of ING Groep N.V. (as the result of a public bid or otherwise), such agreements may be amended or terminated, leading, for example, to an obligatory transfer of the interest in the joint venture, early repayment of amounts due, loss of credit facilities or reinsurance cover and liquidation of outstanding futures and option trading positions.

Related Party Transactions

As of December 31, 2011, the amount outstanding in respect of loans and advances, mostly mortgages, made to members of the Supervisory Board was EUR 0.3 million at an average interest rate of 8.6%. The amount outstanding in respect of loans and advances, mostly mortgages, to members of the Executive Board was EUR

1.6 million at an average interest rate of 3.4%. The largest aggregate amount of loans and advances outstanding to the members of the Supervisory Board and the Executive Board during 2011 was EUR 2.3 million.

The loans and advances mentioned in the preceding paragraph (1) were made in the ordinary course of business, (2) were granted on conditions that are comparable to those of loans and advances granted to people in peer groups and (3) did not involve more than the normal risk of collectability or present other unfavorable features. Loans and advances to members of the Executive Board are compliant with the standards set out in the DNB guidelines for loans to officers and directors of a regulated entity, such as ING.

As described under “Item 6. Directors, Senior Management and Employees”, some members of the Supervisory Board are current or former senior executives of leading multi-national corporations based primarily in the Netherlands. ING Group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which we believe are no less favorable to ING than those reached with unaffiliated parties of comparable creditworthiness.

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

Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Proceedings also include lawsuits that have been filed by former employees of an Argentina subsidiary, whose employment was terminated as a result of the Republic of Argentina’s nationalization of the pension fund system. Litigation has been filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The Court has determined that the claims relating to the 2007 offerings were without merit and has dismissed them. The challenged disclosures that survived the Court’s ruling relate solely to the June 2008 offering, and primarily to ING Group’s investments in certain residential mortgage-backed securities. Additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. The District Court has dismissed the latter case and plaintiffs have appealed. Also an administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary has breached certain of its ERISA duties. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as “beleggingsverzekeringen”) have received negative attention in the Dutch media, from Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and insurers are in general being accused of being less transparent in their offering of unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with all consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At December 31, 2008 a provision was recognised for the costs of the settlement. The costs were valued at EUR 365 million. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations. In addition, ING’s Dutch insurance subsidiaries announced additional (so-called “flanking”) measures that comply with the “Best in Class” criteria as formulated on November 24, 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an agreement on these measures with the two main consumer protection organisations. Implementation has started: our plan is to inform all unit-linked policyholders about compensation by the end of 2012. Neither the implementation of the compensation schemes nor these additional measures prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries. Policyholders have initiated and may continue to initiate legal proceedings claiming further damages. Because of the continuous public and political attention for the unit-linked issue in general and the uncertain outcome of pending and future legal proceedings, it is not feasible to predict or determine the ultimate financial consequences.

In January 2010 ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s Restructuring Plan. In its appeal, ING contests the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general. In July 2011 the appeal case was heard orally by the General Court of the European Union. On March 2, 2012, the Court partially annulled the Commission’s decision of November 18, 2009 and as a result a new decision must be issued by the Commission. Interested parties can file an appeal against the General Court’s judgment before the Court of Justice of the European Union within two months and ten days after the date of the General Court’s judgment.

In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, “VEB”) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING will defend itself against this claim; at this time ING is not able to assess the future outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured with Stichting Pensioenfonds ING (the Dutch ING Pension Fund) per January 1, 2011. In July 2011, also the Interest Group ING General Managers’ Pensions (Belangenvereniging ING-Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions per January 1, 2011. It is not feasible to predict the ultimate outcome of these legal proceedings although legal proceedings instituted by Stichting Pensioenfonds ING on the same issue were ruled in ING’s favour. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings

In addition to the foregoing procedures, ING Bank remains in discussions with authorities in the US concerning ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations and is engaged in discussions to resolve these matters with the US authorities; however, it is not yet possible to reliably estimate the timing or amount of any potential settlement, which could be significant. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

In addition, like many other companies in the insurance industry, several of our U.S. companies have received formal requests for information from various governmental and regulatory agencies regarding whether and to what extent they proactively ascertain whether customers have deceased, pay benefits even where no claim has been made, and comply with state laws pertaining to unclaimed or abandoned property. Companies may have to make additional payments to beneficiaries and escheat additional funds deemed abandoned, and regulators may seek fines, penalties and interest. It is currently not practicable to estimate the (potential) financial effect of such information requests.

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

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the remaining outstanding Core

Tier 1 Securities, the Executive Board will not propose to pay a dividend over 2011 at the annual General Meeting. ING intends to resume dividend payments on common shares when all remaining Core Tier 1 Securities have been repaid to the Dutch State and Basel III requirements have been met.

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

There are no legislative or other legal provisions currently in force in the Netherlands or arising under ING Groep N.V.’s Articles of Association restricting the remittance of dividends to holders of Ordinary Shares, bearer depositary receipts or ADSs not resident in the Netherlands. Insofar as the laws of the Netherlands are concerned, cash dividends paid in Euro may be transferred from the Netherlands and converted into any other currency, except that for statistical purposes such payments and transactions must be reported by ING Groep N.V. to the Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”) and, further, no payments, including dividend payments, may be made to jurisdictions or persons, that are subject to certain sanctions, adopted by the Government of the Netherlands, implementing resolutions of the Security Council of the United Nations, or adopted by the European Union. Dividends are subject to withholding taxes in the Netherlands as described under Item 10, “Additional Information—Taxation—Netherlands Taxation”.

Since December 31, 2011, until the filing of this report, no significant changes have occurred in the financial statements of the Group included in “Item 18, Consolidated Financial Statements” of this document.

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

Since June 13, 1997, ADSs, each representing one bearer receipt in respect of one Ordinary Share, have traded on the New York Stock Exchange under the symbol “ING”, and are the principal form in which the bearer receipts are traded in the United States. Prior to June 13, 1997, there was no active trading market for the ADSs. The ADSs are issued by JP Morgan Chase Bank, as Depositary, pursuant to an Amended and Restated Deposit Agreement dated March 6, 2004, among the Company, The Trust (Stichting ING Aandelen), as trustee, such Depositary and the holders of ADSs from time to time. The Trust holds all voting rights over the Ordinary Shares, and pursuant to the Trust Agreement, the Trust will grant proxies to holders of the bearer receipts. See “Item 7. Major shareholders and related party transactions”. Under the Amended and Restated Deposit Agreement holders of ADSs may instruct the Depositary as to the exercise of proxy voting rights associated with the ADSs. As of December 31, 2011, there were 145,502,149 ADSs outstanding, representing an equal number of bearer receipts. The ADSs were held by 808 record holders. Because certain of the ADSs were held by brokers or other nominees and the bearer receipts are held in bearer form and due to the impracticability of obtaining accurate residence information for all such shareholders, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of the beneficial holders. As of December 31, 2011, approximately 26% of the bearer receipts were held by Dutch investors, approximately 18% by investors in the U.K. and approximately 48% by investors in the United States (including as represented by ADSs).

The following are the high and low sales prices of the bearer receipts on the Euronext Amsterdam Stock Exchange, and the ADSs on the New York Stock Exchange (not restated for the rights issue of December 2009), for the period 2007 – February 29, 2012:

	Euronext Amsterdam Stock Exchange (EUR)		Trading volume in millions of bearer receipts	New York Stock Exchange (USD)		Trading volume in millions of ADS
Calendar period	High	Low		High	Low
2007	34.69	24.38	3,266.9	47.18	36.41	177.7
2008	26.21	5.21	4,904.8	40.67	6.37	436.3
2009	12.56	2.50	5,683.3	18.89	3.02	626.5
2010
First quarter	7.98	5.98	1,715.6	11.25	8.20	181.3
Second quarter	7.94	5.34	2,097.9	10.67	6.80	310.4
Third quarter	7.98	5.95	1,565.5	10.63	7.37	158.4
Fourth quarter	8.28	6.59	1,428.4	11.45	8.65	163.0
2011
First quarter	9.41	7.22	1,749.8	13.30	9.39	142.7
Second quarter	9.22	5.34	1,117.2	13.26	11.12	134.5
Third quarter	7.98	5.95	2,135.9	12.65	6.09	333.2
Fourth quarter	8.28	6.59	3,183.6	10.28	6.26	318.5
2011 and 2012
September 2011	6.08	4.57	807.2	8.51	6.09	146.7
October 2011	7.12	4.92	787.3	10.28	6.45	111.3
November 2011	6.18	4.72	962.1	8.61	6.26	123.1
December 2011	6.30	5.06	627.1	8.45	6.58	84.1
January 2012	7.18	5.46	702.7	9.23	6.91	84.1
February 2012	7.49	6.48	563.2	9.84	8.54	74.3

Item 10.	Additional information

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

During their office, members of the Supervisory Board are not allowed to borrow or to accept guarantees from ING Groep N.V. or any of its subsidiaries. Loans that already exist upon appointment as a member of the Supervisory Board however, may be continued. Subsidiaries of ING Groep N.V. however, may in the normal course of their business and on terms that are customary in the sector, provide other banking and insurance services to members of the Supervisory Board. These services may include services in which the granting of credit is of a subordinate nature, e.g. credit cards and overdrafts in current accounts. Members of the Executive Board are empowered to exercise all the powers of ING Groep N.V. to borrow money, subject to regulatory restrictions (if any) and, in the case of the issuance of debt securities, to the approval of the Supervisory Board.

The Articles of Association do not contain any age limits for retirement of the members of the Executive Board and members of the Supervisory Board. The retirement age for members of the Executive Board under the (Dutch) pension plan is the first day of the month that the individual reaches the age of 65.

Members of the Executive Board are appointed by the General Meeting for a term of four years and may be reappointed. Members of the Supervisory Board are appointed for a term of four years and may be reappointed for two terms subject to the requirement in the charter of the Supervisory Board that a member of the Supervisory Board retires from the Board in the year in which he or she turns 70 (provided that the Supervisory Board does not decide otherwise taking into account special circumstances at its discretion). Both members of the Executive Board and members of the Supervisory Board are appointed from a binding nomination by the Supervisory Board. The General Meeting may declare the nomination non-binding by a resolution passed by an absolute majority of the votes cast, which majority represents more than one-third of the issued share capital.

Members of the Executive Board and the Supervisory Board are not required to hold any shares of ING Groep N.V. to qualify as such.

Material contracts

There have been no material contracts (outside the ordinary course of business, such as intercompany financing) to which ING Groep N.V. is a party in the last two years, except for:

•

the Core Tier 1 Securities transaction and the IABF which ING Groep N.V. concluded with the Dutch State, as further described in “Item 4. “Information on the Company – Corporate Governance – Transactions with the Dutch State” and as announced by ING Groep N.V. in its press releases dated October 19, 2008, January 26, 2009 and October 26, 2009 and the restructuring requirements pursuant to these transactions with the Dutch State as announced by ING Groep N.V. in its press release dated November 18, 2009; and

•

the Purchase and Sale Agreement, dated as of June 16, 2011, by and among ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp, entered into in relation to sale of ING Direct USA to Capital One Financial Corporation, as further described in “Item 4. Information on the Company – Changes in the Composition of the Group – Acquisitions and disposals expected and occurring or expected to occur in 2012 – ING Direct USA” and as announced by ING Groep N.V. in its press releases dated June 16, 2011 and February 17, 2012. A copy of the share purchase agreement related to the sale of ING Direct USA was filed by the Company on Form 6-K on July 7, 2011.

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

Non-compliance with the obligations of the Major Holdings Rules can lead to criminal prosecution or administrative-law sanctions. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s Ordinary Shares.

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

Proposals by shareholders and holders of bearer depositary receipts

Proposals to include items on the agenda for a general meeting that have been adequately substantiated under applicable Dutch law can be made by shareholders and holders of depositary receipts representing a joint total of at least 0.1% of the share capital or representing together, on the basis of the stock prices on Euronext Amsterdam by NYSE Euronext, a share value of at least EUR 50 million. Given the periods of notice required for proxy voting, proposals have to be submitted in writing at least 60 days before the date of the meeting. Properly submitted proposals will be included on the agenda for the general meeting.

Dialogue with shareholders and holders of depositary receipts

In 2011, shareholders and holders of depositary receipts were allowed to ask questions about items on the agenda for the annual General Meeting and they will similarly be allowed to do so in 2012. Shareholders and holders of depositary receipts can visit the website of ING Group (www.ing.com) to submit their questions.

Record date

Pursuant to Dutch law, the record date for attending a general meeting and voting on the proposals in that general meeting is the twenty-eighth day before the day of the general meeting. Shareholders and holders of depositary receipts who hold shares and/or depositary receipts for shares at the record date are entitled to attend the general meeting and to exercise other rights related to the general meeting in question on the basis of their holding at the record date, notwithstanding a subsequent sale or purchase of shares or depositary receipts for shares. The record date is published in the notice for the general meeting. In accordance with US requirements, the depositary sets a record date for the American Depositary Shares (‘ADSs’), which date determines which ADSs are entitled to give voting instructions. This record date can differ from the record date set by ING Group for shareholders and holders of depositary receipts.

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

Voting rights on shares

Each share entitles the holder to cast one vote at the general meeting. The Articles of Association do not restrict the voting rights on any class of shares. ING Group is not aware of any agreement pursuant to which voting rights on any class of its shares are restricted.

Capital structure, shares

The authorised capital of ING Groep N.V. consists of Ordinary Shares and cumulative preference shares. Currently, only Ordinary Shares are issued, while a call option to acquire cumulative preference shares has been granted to Stichting Continuiteit ING (ING Continuity Foundation). The acquisition of cumulative preference shares pursuant to the call option is subject to the restriction that, immediately after the issue of cumulative preference shares, the total amount of cumulative preference shares outstanding may not exceed one-third of the total issued share capital of ING Groep N.V. The purpose of the call option is to protect the independence, the continuity and the identity of ING Groep N.V. against influences which are contrary to the interests of ING Groep N.V., its enterprise and the enterprises of its subsidiaries and all stakeholders (including, but not limited to, hostile take-overs). The Ordinary Shares are not used for protective purposes. The Ordinary Shares, which are all registered shares, are not listed on a stock exchange.

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

Description of shares

A description of the Shares, and other information with respect to shareholders, annual general meetings, changes in capital and limitations on changes in control can be found in our registration statements filed with the Commission on Form F-1 on June 12, 1997 and in this Annual Report under the heading “Item 7—Major shareholders and related party transactions”.

Depositary receipts

More than 99.9% of the issued Ordinary Shares are held by ING Trust Office. In exchange for these shares, ING Trust Office has issued depositary receipts in bearer form for these shares. The depositary receipts are listed on various stock exchanges Depositary receipts can be exchanged upon request of the holders of depositary receipts for non-listed Ordinary Shares, without any restriction, other than payment of an administrative fee of one eurocent (EUR 0.01) per depositary receipt with a minimum of twenty-five euros (EUR 25.00) per exchange transaction.

The holder of a depositary receipt is entitled to receive from ING Trust Office payment of dividends and other distributions corresponding to the dividends and other distributions received by ING Trust Office on an Ordinary Share.

The Board of ING Trust Office currently comprises five members who are independent from ING Group. No Executive Board members or former Executive Board members, Supervisory Board members or former Supervisory Board members, ING Group employees or former ING Group employees or permanent advisors or former permanent advisors are on the Board of ING Trust Office. The Board of ING Trust Office appoints its own members, without any requirement for approval by ING Group.

Issuance of shares

ING Groep N.V.’s authorized capital is the maximum amount of capital allowed to be issued under the terms of its Articles of Association. New shares in excess of this amount can only be issued if the Articles of Association are amended. The General Meeting is authorized to resolve to amend the Articles of Association, provided that the resolution is adopted on a proposal of the Executive Board, which has been approved by the Supervisory Board. Such a resolution of the General Meeting requires a majority of at least two-thirds of the votes cast at a general meeting at which at least two-thirds of the issued share capital is represented. An amendment of the Articles of Association has to be passed by notarial deed if it is to become effective. For reasons of flexibility, ING Group seeks to set the authorised capital in the Articles of Association at the highest level permitted by law.

Share issues are to be decided by the General Meeting, which may also delegate its authority. Each year, the General Meeting is asked to delegate authority to the Executive Board to issue new Ordinary Shares or to grant rights to subscribe for new Ordinary Shares, both with and without pre-emptive rights for existing shareholders. The powers thus delegated to the Executive Board are limited:

• in time: powers are delegated for a period of 18 months;

•

by number: insofar as sufficient unissued Ordinary Shares are available in the authorised capital, Ordinary Shares may be issued up to a maximum of 10% of the issued share capital, or, in the event of a merger or takeover or to safeguard or conserve the capital position of the Company, up to a maximum of 20% of the issued capital; and;

•	in terms of control: resolutions by the Executive Board to issue shares require the approval of the Supervisory Board.

Approval by the General Meeting would be required for any share issues exceeding these limits.

The purpose of this delegation of authority is to allow the Company to respond promptly to developments in the financial markets. Without such delegation the Company wished to issue new shares, there would be an increased risk that conditions in the financial markets may have changed during the time needed for convening a general meeting, especially as the statutory convocation period was extended to 42 days. In view of the importance of flexibility with respect to the issue of shares, the Executive Board and the Supervisory Board will periodically evaluate the delegation of authority to issue shares and, if necessary, make adjusted proposals to the General Meeting.

Transfer of shares and depositary receipts and transfer restrictions

Shares are transferred by means of a deed of transfer between the transferor and the transferee. To become effective, ING Group has to acknowledge the transfer, unless ING Group itself is a party to the transfer. The Articles of Association do not restrict the transfer of Ordinary Shares, whereas the transfer of cumulative preference shares is subject to prior approval of the Executive Board. The Articles of Association and the trust conditions for registered shares in the share capital of ING Group (‘Trust Conditions’) do not restrict the transfer of depositary receipts for shares. ING Group is not aware of the existence of any agreement pursuant to which the transfer of Ordinary Shares or depositary receipts for such shares is restricted.

Repurchase of shares

ING Group may repurchase outstanding shares and depositary receipts for such shares. Although the power to repurchase shares and depositary receipts for shares is vested in the Executive Board subject to the approval of the Supervisory Board, prior authorisation from the General Meeting is required for these repurchases. Under Dutch law, this authorisation lapses after 18 months. Each year, the General Meeting is asked to approve the Executive Board’s authority to repurchase shares.

When repurchasing shares, the Executive Board is to observe the price ranges prescribed in the authorisation. For the Ordinary Shares and depositary receipts for such shares, the authorisation currently in force stipulates a minimum price of one eurocent and a maximum price equal to the highest stock price on Euronext Amsterdam by NYSE Euronext on the date on which the purchase agreement is concluded or on the preceding day of stock market trading.

Special rights of control

No special rights of control referred to in Article 10 of the EU Directive on takeover bids are attached to any share.

Shareholders’ structure

See “Item 7. Major shareholders and related party transactions” for a description of the bearer depository receipts held by ING Groep N.V. and for details of investors who have reported their interest in ING Groep N.V. pursuant to the Financial Supervision Act (or the predecessor of this legislation).

Pursuant to the terms of the Dutch Financial Supervision Act, a declaration of no objection from the Dutch Minister of Finance is to be obtained by anyone wishing to obtain or hold a participating interest of at least 10% in ING Groep N.V. and to exercise control attached to such a participating interest. Similarly, on the basis of indirect change of control statutes in the various jurisdictions where subsidiaries of ING Groep N.V. are operating, permission from or notification to local regulatory authorities may be required for the acquisition of a substantial interest in ING Groep N.V. ING Groep N.V. is not aware of investors with an interest of 10% or more in ING Groep N.V.

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

•

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

•

Individuals if the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on a deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due.

•

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

A U.S. Shareholder who owns bearer receipts or ADSs during any year that ING Groep N.V. is a PFIC may be required to file Internal Revenue Service Form 8621 and, pursuant to recently enacted legislation, an annual report with the Internal Revenue Service.

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
ADR depositary or substituting the underlying shares

Issuance of ADSs against the deposit of Ordinary Shares, including deposits and issuances in respect of:

•    Share distributions, stock splits, rights, merger

•    Exchange of securities or other transactions or event or other distribution affecting the ADSs or deposited securities

$ 5.00 or less per 100 ADSs (or portion thereof) evidenced by the new ADSs delivered

Receiving or distributing cash dividends	Distribution of cash dividends	No fee

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$ 5.00 or less per each 100 ADSs (or portion thereof)

Withdrawing an underlying Ordinary Share	Acceptance of ADSs surrendered for withdrawal of deposited Ordinary Shares	$ 5.00 or less for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered

General depositary services, particularly those charged on an annual basis	Other services performed by the ADS depositary in administering the ADS program	No fee

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

The ADR depositary has agreed to reimburse certain ING expenses related to ING’s ADR program and incurred by ING in connection with the program. In the year ended December 31, 2011, the ADR depositary reimbursed to ING, or paid amounts on its behalf to third parties, a total sum of $ 1,900,000

The table below sets forth the types of expenses that the ADR depositary has agreed to reimburse and the amounts reimbursed in the year ended December 31, 2011:

Category of expense reimbursed to ING	Amount Reimbursed for the year ended December 31, 2011
Investor relations, including upfront contribution	$1,900,000

Total	$1,900,000

The ADR depositary has paid certain expenses directly to third parties on behalf of ING.The table below sets forth those expenses that the ADR depositary paid directly to third parties in the year ended December 31, 2010.

Category of expense paid directly to third parties	Amount paid in the year ended December 31, 2011
Third-party expenses paid directly	$0
Fees waived	$350,000
Total	$350,000

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

On January 31, 2012 an evaluation was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls over financial reporting subsequent to January 31, 2012.

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

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, the Executive Board performed tests based on the criteria of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on the Management’s assessment and those criteria, Management concluded that the Company’s internal control over financial reporting is effective as of December, 31 2011.

Our independent registered public accounting firm has audited and issued their report on ING’s internal control over financial reporting, which appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, the Supervisory Board and Executive Board of ING Groep N.V.

We have audited ING Groep N.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ING Groep N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ING Groep N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ING Groep N.V. as of December 31, 2011 and 2010, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2011 and our report dated March 12, 2012 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

March 12, 2012

Ernst & Young Accountants LLP

Item 16A.	Audit Committee Financial Expert

The Audit Committee assists the Supervisory Board in monitoring the integrity of the financial statements of ING Group, ING Verzekeringen N.V. and ING Bank N.V., in monitoring the compliance with legal and regulatory requirements and in monitoring the independence and performance of ING’s internal and external auditors. On December 31, 2011, the members of the Audit Committee were: Joost Kuiper (chairman), Tineke Bahlmann, Henk Breukink, Aman Mehta and Luc Vandewalle.

The Supervisory Board has determined that Sjoerd van Keulen, Joost Kuiper and Aman Mehta are financial experts as referred to in the Corporate Governance Code. Joost Kuiper and Aman Mehta were appointed to the Audit Committee per May 9, 2011 and February 14, 2011, respectively. Sjoerd van Keulen was appointed to the Risk Committee per May 9, 2011.

Sjoerd van Keulen and Joost Kuiper are considered to be financial experts due to their broad experience in the banking and insurance business and the Dutch financial sector while Aman Mehta has gathered his experience by serving as chief executive officer of Hong Kong & Shanghai Banking Corporation (HSBC) in Hong Kong.

Item 16B.	Code of Ethics

ING Group has adopted a code of ethics, called the ING’s Business Principles, which apply to all our employees, including our principal executive officer, principal financial officer and principal accounting officer. These Business Principles have undergone minor changes to adapt them to the requirements of the Sarbanes-Oxley Act of 2002 as a code of ethics for certain officers. The Business Principles are posted on ING Group’s website at www.ing.com, under the heading “Sustainability” followed by “ING Business Principles”. During the most recently completed fiscal year no waivers, explicit or implicit, from these Business Principles have been granted to any of the officers described above.

Item 16C.	Principal Accountant Fees and Services

At the annual General Meeting held on April 22, 2008, Ernst & Young was appointed to audit the financial statements of ING Group for the financial years 2008 to 2011 inclusive, to report on the outcome of these audits to the Executive Board and the Supervisory Board and to provide an audit opinion on the financial statements of ING Group. Furthermore, Ernst & Young also audited and reported on the effectiveness of internal control over financial reporting on December 31, 2011. The external auditor attended the meetings of the Audit Committee and the 2011 annual General Meeting.

In the 2012 annual General Meeting it will be proposed to extend the appointment of Ernst & Young by two more years, i.e. for the financial years 2012 and 2013. This proposal is based on an evaluation of the performance of the external auditor by the Audit Committee over the past four years. In addition to its own observations, the Audit Committee took into account feedback given by Senior Management and Internal Auditors on themes including quality of services, costs, business understanding, team composition, integrity, objectivity and independence. A large majority of respondents expressed satisfaction with the performance of the external auditor. The Audit Committee has also taken notice of the press release of the AFM of January 26, 2012 by which the AFM announced that a fine was imposed on Ernst & Young for not exercising its duty of care. The Audit Committee has discussed the findings of the AFM and the measures taken by Ernst & Young to prevent shortcomings in the future.

After a maximum period of five years of performing the financial audit of ING Group or ING Verzekeringen N.V. or ING Bank N.V., the lead audit partners of the external audit firm and the audit partners responsible for reviewing the audits, have to be replaced by other partners of the external audit firm. The Audit Committee provides recommendations to the Supervisory Board regarding these replacements based, among other things on an annual evaluation of the provided services. In line with this requirement, the lead audit partner of Ernst & Young will be succeeded after the year-end audit 2011. The rotation of other partners involved with the audit of the financial statements of ING is subject to applicable independence legislation.

The external auditor may be questioned at the annual general meeting in relation to its audit opinion on the annual accounts. The external auditor will therefore attend and be entitled to address this meeting. The external auditor may only provide audit, audit related, tax and other services to ING Group and its subsidiaries with the permission of the Audit Committee. The Audit Committee generally pre-approves certain types of audit, audit-related, tax and non-audit services to be provided by the external auditor on an annual basis.

Services that have not been pre-approved by the Audit Committee should not be provided by the external auditor unless they are specifically pre-approved by the Audit Committee at the recommendation of local management.

The Audit Committee also sets the maximum annual amount that may be spent for pre-approved services. Throughout the year the external auditor and ING monitor the amounts paid versus the pre-approved amounts. ING provides the Audit Committee with a full overview of all services provided to ING, including related fees supported by sufficiently detailed information. This overview is periodically evaluated by the Audit Committee during the year. More information on ING Group’s policy on external auditor independence is available on the website of ING Group (www.ing.com)

Audit fees

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

More information on ING’s policy regarding external auditor’s independence are available on the website of ING Group (www. ing.com).

Reference is made to Note 47 of Note 2.1 to the consolidated financial statements for audit, audit-related, tax and all other fees paid to the external auditors in 2011, 2010 and 2009.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E. Purchases of Registered Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of Registered Equity Securities in 2011.

Purchases		Number x 1000	Average price in Euros	Purchased as part of Publicly Announced Plans or Programs	Maximum number of Shares that may be purchased
January	1/1/10 -1/31/10	20	7.57
February	2/1/10 -2/28/10	55	6.66
March	3/1/10 -31/3/10	9,808	7.35
April	4/1/10 -30/4/10	4,442	7.71
May	5/1/10 -5/31/10	98	6.61
June	6/1/10 -6/30/10	2,110	6.34
July	7/1/10 -7/31/10	2	6.88
August	8/1/10 -8/31/10	93	7.14
September	9/1/10 -9/30/10	123	7.36
October	10/1/10 -10/31/10	2	8.06
November	11/1/10 -11/30/10	329	7.98
December	12/1/10 -12/31/10	23	7.38

Total 1)		17,105	7.32

(1

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

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

In conformity with regulations from the US Securities and Exchange Commission, ING Group as a foreign private issuer whose securities are listed on the New York Stock Exchange (‘NYSE’) must disclose in its Annual Report on Form 20-F any significant differences between its corporate governance practices and those applicable to US domestic companies under the NYSE listing standards.

ING Group believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies:

•

ING Group has a two-tier board structure, in contrast to the one-tier board structure used by most US companies. In the Netherlands, a public limited liability company (naamloze vennootschap) has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general, members of the Executive Board are employees of the company while members of the Supervisory Board are often former state or business leaders and sometimes former members of the Executive Board. Members of the Executive Board and other officers and employees cannot simultaneously be a member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Executive Board. Under the Corporate Governance Code, all members of the Supervisory Board with the exception of not more than one person, should be independent. All members of ING Group’s Supervisory Board, with the exception of Luc Vandewalle (due to his former affiliation with ING Belgium), are independent within the meaning of the Corporate Governance Code. The definitions of independence under the Corporate Governance Code, however, differ in their details from the definitions of independence under the NYSE listing standards. In some cases the Dutch requirements are stricter and in other cases the NYSE listing standards are the stricter of the two. The Audit Committee, Risk Committee, Remuneration Committee, Nomination Committee and Corporate Governance Committee of ING Group are comprised of members of the Supervisory Board.

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

PART III.

Item 18.	Consolidated Financial Statements

See pages F-1 to F-243 and the Schedules on F-253 to F-256.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit 1.1	Amended and Restated Articles of Association of ING Groep N.V., dated June 15, 2011

Exhibit 1.2	Amended and Restated Trust Agreement (English Translation), dated September 2, 2011

Exhibit 2.1	Subordinated Indenture, dated July 18, 2002, between the Company and The Bank of New York, (incorporated by reference to Exhibit 2.1 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2002, File No. 1-14642 filed on March 27, 2003)

Exhibit 2.2	First Supplemental Indenture, dated July 18, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.2 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.3	Second Supplemental Indenture, dated December 12, 2002, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.3 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.4	Third Supplemental Indenture, dated October 28, 2003, between the Company and The Bank of New York (incorporated by reference to Exhibit 2.4 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2003, File No. 1-14642 filed on March 30, 2004)

Exhibit 2.5	Fourth Supplemental Indenture, dated September 26, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.2 of ING Groep N.V.’s Report on Form 6-K filed on September 23, 2005)

Exhibit 2.6	Fifth Supplemental Indenture, dated December 8, 2005, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on December 7, 2005)

Exhibit 2.7	Sixth Supplemental Indenture, dated June 13, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 12, 2007)

Exhibit 2.8	Seventh Supplemental Indenture, dated October 4, 2007, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on October 3, 2007)

Exhibit 2.9	Eight Supplemental Indenture, dated June 17, 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 of ING Groep N.V.’s Report on Form 6-K filed on June 17, 2008)

Exhibit 2.10	Terms and Conditions of the Core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to Exhibit 2.10 of ING Groep N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, File No. 1-14642 filed on March 19, 2009)

Exhibit 2.11	Term Sheet regarding Core Tier 1 Securities Ranking Pari Passu with Ordinary Shares (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on February 4, 2009)

Exhibit 4.1	Purchase and Sale Agreement, dated as of June 16, 2011, by and among ING Groep N.V., ING Bank N.V., ING Direct N.V., ING Direct Bancorp and Capital One Financial Corporation (incorporated by reference to ING Groep N.V.’s Report on Form 6-K filed on July 7, 2011)

Exhibit 4.2	ING Restructuring Plan submitted to the Dutch State and subsequently provided to the European Commission on October 22, 2009 (incorporated by reference to Exhibit 2 of ING Groep N.V.’s Report on Form 6-K filed on November 4, 2011)

Exhibit 4.3	2012 Amendment and Contract Transfer Agreement, dated February 16, 2012, among Staat der Nederlanden, ING Support Holding B.V., ING Bank N.V. and ING Groep N.V. attaching the Amended and Restated ING Bank, FSB Illiquid Assets Back-Up Facility Agreement, dated February 16, 2012, among ING Groep N.V., ING Bank N.V. and Staat der Nederlanden

Exhibit 7	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 8	List of Subsidiaries of ING Groep N.V.

Exhibit 12.1	Certification of the Registrant’s Chief Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 12.2	Certification of the Registrant’s Chief Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

Exhibit 13.1	Certification of the Registrant’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 13.2	Certification of the Registrant’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Consent of Ernst & Young Accountants

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf

ING Groep N.V. (Registrant)

Date: March 12, 2012	By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

ADDITIONAL INFORMATION

SELECTED STATISTICAL INFORMATION ON BANKING OPERATIONS

The information in this section sets forth selected statistical information regarding the Group’s banking operations. Information for 2011, 2010 and 2009 is set forth under IFRS-IASB. Unless otherwise indicated, average balances, when used, are calculated from monthly data and the distinction between domestic and foreign is based on the location of the office where the assets and liabilities are booked, as opposed to the domicile of the customer. However, the Company believes that the presentation of these amounts based upon the domicile of the customer would not result in material differences in the amounts presented in this section.

	2011	2010	2009
	Year ended December 31,
Return on equity of the banking operations*	11.5%	13.4%	(3.3)%
Return on equity of ING Group*	11.8%	6.9%	(6.5)%
Return on assets ING Group	0.4%	0.2%	(0.1)%
Equity to assets of ING group	3.6%	3.5%	3.2%
Net interest margin of the banking operations**	1.4%	1.4%	1.3%

*	net profit divided by average equity
**	net interest result divided by average total assets

AVERAGE BALANCES AND INTEREST RATES

The following tables show the banking operations, average interest-earning assets and average interest-bearing liabilities, together with average rates, for the periods indicated. The interest income, interest expense and average yield figures do not reflect interest income and expense on derivatives and other interest income and expense not considered to be directly related to interest-bearing assets and liabilities. These items are reflected in the corresponding interest income, interest expense and net interest result figures in the consolidated financial statements. A reconciliation of the interest income, interest expense and net interest result figures to the corresponding line items in the consolidated financial statements is provided hereunder. Amounts in this section for asets and liabilities include assets and liabilities of ING Direct USA; in the IFRS balance sheet these are presented as Assets and Liabilities held for sale.

ASSETS

	Interest-earning assets
	2011			2010			2009
	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %	Average balance	Interest income	Average yield %
	(EUR millions)			(EUR millions)			(EUR millions)
Time deposits with banks
domestic	11,749	230	2.0	13,814	110	0.8	12,306	200	1.6
foreign	27,186	603	2.2	27,318	833	3.1	23,429	420	1.8
Loans and advances
domestic	246,518	10,160	4.1	237,122	9,608	4.1	264,472	10,120	3.8
foreign	196,057	15,410	3.9	385,423	14,375	3.7	362,637	14,364	4.0
Interest-earning securities(1)
domestic	28,450	920	3.2	30,926	1,014	3.3	29,790	1,082	3.6
foreign	106,296	4,052	3.8	107,564	4,287	4.0	106,673	4,807	4.5
Other interest-earning assets
domestic	22,649	363	1.6	12,191	182	1.5	11,014	168	1.5
foreign	21,463	229	1.1	20,535	183	0.9	22,572	222	1.0

Total	860,368	31,967	3.7	834,893	30,592	3.6	832,893	31,383	3.8
Non-interest earning assets	44,403			54,008			60,073

Derivatives assets	53,350			62,585			66,750

Total assets(1)	958,121			951,486			959,716

Percentage of assets applicable to foreign operations		65.9%			64.9%			61.8%
Interest income on derivatives		33,132			38,356			48,828
other		1,082			740			935

Total interest income		66,181			69,688			81,146

(1)	Substantially all interest-earning securities held by the banking operations of the Company are taxable securities.

LIABILITIES

	Interest-bearing liabilities
	2011			2010			2009
	Average balance	Interest expense	Average yield %	Average balance	Interest expense	Average yield %	Average balance	Interest expense	Average yield %
	(EUR millions)			(EUR millions)			(EUR millions)
Time deposits from banks
domestic	33,135	415	1.3	26,922	249	0.9	32,892	596	1.8
foreign	16,306	399	2.5	23,363	370	1.7	27,716	634	2.3
Demand deposits(5)
domestic	42,599	211	0.5	40,100	125	0.3	64,220	117	0.2
foreign	54,417	372	0.7	55,505	383	0.7	50,236	599	1.2
Time deposits(5)
domestic	25,658	306	1.2	24,897	221	0.9	32,101	619	1.9
foreign	21,899	440	2.0	20,064	364	1.8	26,848	694	2.6
Savings deposits(5)
domestic	74,044	1,594	2.2	72,830	1,459	2.0	64,817	1,835	2.8
foreign	283,367	5,761	2.0	269,115	5,107	1.9	243,080	6,047	2.5
Short term debt
domestic	29,200	285	1.0	16,233	135	0.8	14,791	208	1.4
foreign	33,600	629	1.9	50,221	699	1.4	48,246	732	1.5
Long term debt
domestic	59,603	2,236	3.8	42,364	1,681	4.0	33,657	1,465	4.4
foreign	27,093	1,174	4.3	27,424	1,180	4.3	23,682	999	4.2
Subordinated liabilities
domestic	19,628	870	4.4	22,287	1,031	4.6	21,558	999	4.6
foreign	971	50	5.2	1,114	61	5.5	1,113	59	5.3
Other interest-bearing liabilities
domestic	46,047	454	1.0	47,047	279	0.6	51,811	642	1.2
foreign	51,753	653	1.3	57,419	514	0.9	64,863	793	1.2

Total	819,320	15,849	1.9	795,905	13,858	1.7	801,631	17,038	2.1
Non-interest bearing liabilities	49,118			55,417			57,913
Derivatives liabilities	58,447			69,751			73,694
Total Liabilities	926,885			921,073			933,238
Group Capital	31,236			30,413			26,478

Total liabilities and capital	958,121			951,486			959,716

Percentage of liabilities applicable to foreign operations		61.5%			63.3%			60.6%
Other interest expense:
interest expenses on derivatives		35,359			41,333			50,334
other		1,516			1,081			1,235

Total interest expense		52,724			56,272			68,607

Total net interest result		13,457			13,416			12,539

(5)	These captions do not include deposits from banks.

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

	2011 over 2010 Increase (decrease) due to changes in			2010 over 2009 Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-earning assets
Time deposits to banks
domestic	(16)	136	120	24	(114)	(90)
foreign	(4)	(226)	(230)	70	343	413
Loans and advances
domestic	179	373	552	(975)	463	(512)
foreign	397	638	1,035	902	(891)	11
Interest-earning securities
Domestic	(81)	(13)	(94)	41	(109)	(68)
foreign	(51)	(184)	(235)	40	(560)	(520)
Other interest-earning assets
domestic	156	25	181	18	(4)	14
foreign	8	38	46	(20)	(19)	(39)
Interest income
domestic	238	521	759	(892)	236	(656)
foreign	350	266	616	991	(1,127	(135)

Total	588	767	1,375	100	(891)	(791)

Other interest income			(4,882)			(10,666)

Total interest income			(3,507)			(11,457)

The following table shows the interest spread and net interest margin for the past two years.

	2011	2010
	Average rate %	Average rate %
Interest spread
Domestic	1.8	1.9
Foreign	1.7	1.9
Total	1.8	1.9

Net interest margin
Domestic	1.7	1.9
Foreign	2.0	2.0
Total	1.9	2.0

	2011 over 2010 Increase (decrease) due to changes in			2010 over 2009 Increase (decrease) due to changes in
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(EUR millions)			(EUR millions)
Interest-bearing liabilities
Time deposits from banks
domestic	58	108	166	(108)	(239)	(347)
foreign	(100)	129	29	(122)	(142)	(264)
Demand deposits
domestic	8	78	86	(44)	52	8
foreign	(8)	(3)	(11)	63	(279)	(216)
Time deposits
domestic	7	78	85	(139)	(259)	(398)
foreign	33	43	76	(175)	(155)	(330)
Savings deposits
domestic	24	111	135	227	(603)	(376)
foreign	(270)	384	654	647	(1,587)	(940)
Short term debt
domestic	108	42	150	20	(93)	(73)
foreign	(231)	161	(70)	30	(63)	(33)
Long term debt
domestic	684	(129)	555	379	(163)	216
foreign	(14)	8	(6)	158	23	181
Subordinated liabilities
domestic	(123)	(38)	(161)	34	(2)	32
foreign	(8)	(3)	(11)	0	2	2
Other interest-bearing liabilities
domestic	(6)	181	175	(59)	(304)	(363)
foreign	(51)	190	139	(91)	(188)	(279)

Interest expense domestic	760	431	1,191	310	(1,611)	(1,301)
foreign	(109)	909	800	510	(2,389)	(1,879)

Total	651	1,340	1,991	820	(4,000)	(3,180)

Other interest expense			(5,539)			(9,156)

Total interest expense			(3,548)			(12,336)

Net interest
domestic	(522)	90	(432)	(1,202)	1,847	645
Foreign	459	(643)	(184)	482	1,262	1,744

Net interest	(63)	(553)	(616)	(720)	3,109	2,389

Other net interest result			657			(1,510)

Net interest result			41			879

INVESTMENTS OF THE GROUP’S BANKING OPERATIONS

The following table shows the balance sheet value under IFRS-IASB of the investments of the Group’s banking operations.

	Year ended December 31
	2011	2010	2009
	(EUR millions)
Debt securities available for sale
Dutch government	6,552	6,135	3,796
German government	10,423	6,929	5,230
Central banks	2,088	1,578	332
Belgian government	10,438	7,543	7,814
Other governments	19,593	27,861	28,402
Corporate debt securities
Banks and financial institutions	19,641	27,411	27,200
Other corporate debt securities	1,075	891	859
U.S. Treasury and other U.S. Government agencies	249	1,505	575
Other debt securities	2,410	16,606	14,292

Total debt securities available for sale	72,469	96,459	88,500
Debt securities held to maturity
Dutch government
German government	531	583	585
Other governments	350	367	701
Banks and financial institutions	7,630	9,637	11,963
Other corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities	357	1,106	1,160

Total debt securities held to maturity	8,868	11,693	14,409
Shares and convertible debentures	2,466	2,741	3,682
Land and buildings (1)	1,678	1,891	3,647

Total	85,481	112,784	110,238

(1)	Including commuted ground rents

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

The investment portfolio related to the banking activities primarily consists of fixed-interest securities. Approximately 74% of the land and buildings owned by ING Bank are wholly or partially in use by Group companies.

Portfolio maturity description

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities available for sale
Dutch government	1,650		2,127		2,775
German government	207		4,893		4,781
Belgian government	1,986		4,703		3,509
Central banks	2,088
Other governments	3,194		9,010		5,952
Banks and financial institutions	4,293		10,616		4,638
Corporate debt securities	549		212		32
U.S. Treasury and other U.S. Government agencies					249
Other debt securities	385		560		246

Total debt securities available for sale	14,352	3.9	32,121	3.5	22,182	3.7

	Over 10 years		Total
	Book value	Yield(1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities available for sale
Dutch government			6,552
German government	542		10,423
Belgian government	240		10,438
Central banks			2,088
Other governments	1,437		19,593
Banks and financial institutions	94		19,641
Corporate debt securities	282		1,075
U.S. Treasury and other U.S. Government agencies			249
Other debt securities	1,219		2,410

Total debt securities available for sale	3,814	4.7	72,469

(1)

Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis. The average yield on available for sale investments is based on amortised cost.

	1 year or less		Between 1 and 5 years		Between 5 and 10 years
	Book value	Yield(1)	Book value	Yield(1)	Book value	Yield(1)
	(EUR millions)%		(EUR millions)%		(EUR millions)%
Debt securities held to maturity
Dutch government
German government	431		100
Belgian government
Central banks
Other governments	120		230
Banks and financial institutions	1,762		5,768		100
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities			216		141

Total debt securities held to maturity	2,313	1.1	6,314	3.8	241	2.9

	Over 10 years		Total
	Book value	Yield(1)	Book value
	(EUR millions)%		(EUR millions)
Debt securities held to maturity
Dutch government
German government			531
Belgian government
Central banks
Other governments			350
Banks and financial institutions			7,630
Corporate debt securities
U.S. Treasury and other U.S. Government agencies
Other debt securities			357

Total debt securities held to maturity			8,868

(1)	Since substantially all investment securities held by the banking operations of the Company are taxable securities, the yields are on a tax-equivalent basis.

On December 31, 2011, ING Group also held the following securities for the banking operations that exceeded 10 % of shareholders’ equity:

	2011
	Book value	Market value
	(EUR millions)
Belgian government	10,438	10,438
German government	10,954	10,954

LOAN PORTFOLIO

Loans and advances to banks and customers

Loans and advances to banks include all receivables from credit institutions, except for cash, current accounts and deposits with other banks (including central banks). Lending facilities to corporate and private customers encompass among others, loans, overdrafts and finance lease receivables.

Loans and Loan loss provisions

See Note 5 of Note 2.1 to the consolidated financial statements.

Loans and Loan loss provisions	2011	2010
	(EUR millions)
Loans past due 90 days	8,823	10,464
Other impaired loans	2,498	4,188

Total impaired loans (loans with a loan loss provision)	11,321	14,652
Potential problem loans	8,641	7,647

Total Impaired loans and potential problem loans	19,962	22,299
Loans neither impaired nor potential problem loans	602,307	616,703

Total	622,269	639,002

This amount is presented in the balance sheet as:
Amounts due from Banks	43,308	49,056
Loans and advances to customers	578,964	589,946

Total	622,272	639,002

Loan loss provisions included in:
Amounts due from Banks	7	21
Loans and advances to customers	4,943	5,174

Total loan loss provisions	4,950	5,195

Loans and advances by customer type:	2011	2010
Loans secured by public authorities	55,148	55,953
Loans secured by mortgages	323,139	330,473
Loans guaranteed by credit institutions	8,639	8,664
Personal lending	24,401	21,743
Asset backed securities excluding MBS	13,328	18,605
Corporate loans	154,309	154,508

Total	578,964	589,946

Loan loss provisions by customer type:	2011	2010
Loans secured by public authorities	3	3
Loans secured by mortgages	1,215	1,599
Loans guaranteed by credit institutions	9	23
Personal lending	716	667
Mortgage backed securities (MBS)	0	0
Asset backed securities excluding MBS	2	0
Corporate loans	3,005	2,903

Total	4,950	5,195

Decrease in Loan loss provision by customer type:	2011	2010
Loans secured by public authorities	0	0
Loans secured by mortgages	(384)	243
Loans guaranteed by credit institutions	(14)	(24)
Personal lending	49	(23)
Mortgage backed securities (MBS)	0	(15)
Asset backed securities excluding MBS	2	0
Corporate loans	102	615

Total	(245)	796

The net decrease in Loan loss provision includes:
Increase in loan loss provision (P&L)	1,670	1,751
Write-offs and other	(1,915)	(955)

Total	(245)	796

The following table sets forth the gross loans and advances to banks and customers as of December 31, 2011, 2010, 2009, 2008 and 2007 under IFRS-IASB.

	Year ended December 31
	2011	2010	2009	2008	2007
IFRS-IASB	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	29,281	28,671	28,149	16,288	14,679
Loans secured by mortgages	162,735	157,671	156,319	155,846	141,314
Loans to or guaranteed by credit institutions	14,130	14,704	9,569	15,528	16,347
Other private lending	5,012	5,125	4,972	7,158	6,975
Mortgage backed securities (MBS)	0	0	0	0	0
Asset backed securities excluding MBS	0	0	0	0	0
Other corporate lending	50,603	53,784	52,888	126,773	105,808

Total domestic offices	261,761	259,955	251,897	321,593	285,123

By foreign offices:
Loans guaranteed by public authorities	25,867	27,282	22,933	10,099	8,961
Loans secured by mortgages	160,404	172,802	147,484	145,090	132,614
Loans to or guaranteed by credit institutions	37,817	43,016	36,869	23,099	31,211
Other private lending	19,389	16,618	14,988	20,389	17,784
Asset backed securities excluding MBS	13,328	18,605	21,831	11,766	13,082
Other corporate lending	103,706	100,724	99,104	109,903	88,237

Total foreign offices	360,511	379,047	343,209	320,346	291,889

Total gross loans and advances to banks and customers	622,272	639,002	595,106	641,939	577,012

Maturities and sensitivity of loans to changes in interest rates

The following table analyzes loans and advances to banks and customers by time remaining until maturity as of December 31, 2011.

	1 year or less	1 year to 5 years	After 5 years	Total
	(EUR millions)
By domestic offices:
Loans guaranteed by public authorities	668	10,472	18,141	29,281
Loans secured by mortgages	9,856	16,970	135,909	162,735
Loans guaranteed by credit institutions	11,936	2,180	14	14,130
Other private lending	3,129	570	1,313	5,012
Asset backed securities excluding MBS
Other corporate lending	27,526	15,548	7,529	50,603

Total domestic offices	53,115	45,740	162,906	261,761

By foreign offices:
Loans guaranteed by public authorities	13,976	4,935	6,956	25,867
Loans secured by mortgages	15,823	37,826	106,755	160,404
Loans guaranteed by credit institutions	22,662	11,666	3,489	37,817
Other private lending	10,329	5,584	3,476	19,389
Asset backed securities excluding MBS	2,435	7,803	3,090	13,328
Other corporate lending	40,624	41,138	21,944	103,706

Total foreign offices	105,849	108,952	145,710	360,511

Total gross loans and advances to banks and customers	158,964	154,692	308,616	622,272

The following table analyzes loans and advances to banks and customers by interest rate sensitivity by maturity as of December 31, 2011.

	1 year or less	Over 1 year	Total
	(EUR millions)
Non-interest earning	2,782	1,783	4,565
Fixed interest rate	70,412	143,065	213,477
Semi-fixed interest rate(1)	6,279	169,457	175,736
Variable interest rate	79,491	149,003	228,494

Total	158,964	463,308	622,272

(1)	Loans that have an interest rate that remains fixed for more than one year and which can then be changed are classified as “semi-fixed”

Loan concentration

The following industry concentrations were in excess of 10% of total loans as of December 31, 2011:

Total outstanding
Private Individuals	41.3%

Risk elements

Loans Past Due 90 days and Still Accruing Interest

Loans past due 90 days and still accruing interest are loans that are contractually past due 90 days or more as to principal or interest on which we continue to recognize interest income on an accrual basis in accordance with IFRS-IASB. Once a loan has been written down as a result of an impairment loss, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. As all loans continue to accrue interest under IFRS-IASB, the non-accrual loan status is no longer used to identify ING Group’s risk elements. No loans are reported as non-accrual and there is an increase in the amount of loans reported as Loans past due 90 days and still accruing interest, compared to the prior years reported, due to the interest accrual on impaired loans. The following table sets forth the outstanding balance of the loans past due 90 days and still accruing interest and non-accrual loans for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 under IFRS-IASB.

	Year ended December 31
	2011	2010	2009	2008	2007
IFRS-IASB	(EUR millions)
Loans past due 90 days and still accruing interest
Domestic	5,292	5,758	3,865	2,799	1,159
Foreign	3,531	4,705	4,793	2,634	1,892

Total loans past due 90 days and still accruing interest	8,823	10,463	8,658	5,433	3,051

As of December 31, 2011, EUR 8,810 million of the loans past due 90 days and still accruing interest have a loan loss provision. Total loans with a loan loss provision, including those loans classified as past due 90 days and still accruing interest with a provision and troubled debt restructurings with a provision, amounts to EUR 11,308 million as of December 31, 2011.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position and in relation to which, for economic or legal reasons related to the borrower’s deteriorated financial position, we have granted a concession to the borrower that we would not have otherwise granted.

The following table sets forth the outstanding balances of the troubled debt restructurings as of December 31, 2011, 2010, 2009, 2008 and 2007 under IFRS-IASB.

	00.00	00.00	00.00	00.00	00.00
	Year ended December 31
	2011	2010	2009	2008	2007
IFRS-IASB	(EUR millions)
Troubled debt restructurings:
Domestic	966	1,253	782	51	45
Foreign	743	2,165	1,271	354	47

Total troubled debt restructurings	1,709	3,418	2,053	405	92

Interest Income on Troubled Debt Restructurings

The following table sets forth the gross interest income that would have been recorded during the year ended December 31, 2011 on troubled debt restructurings had such loans been current in accordance with their original contractual terms and interest income on such loans that was actually included in interest income during the year ended December 31, 2011.

	Year ended December 31, 2011
	(EUR millions)
	Domestic Offices	Foreign Offices	Total
Interest income that would have been recognized under the original contractual terms	18	21	39
Interest income recognized in the profit and loss account	17	4	21

Potential Problem Loans

Potential problem loans are loans that are not classified as loans past due 90 days and still accruing interest or troubled debt restructurings and amounted to EUR 8,641 million as of December 31, 2011. Of this total, EUR 5,982 million relates to domestic loans and EUR 2,659 million relates to foreign loans. These loans are considered potential problem loans as there is known information about possible credit problems causing us to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in classifying the loans as loans past due 90 days and still accruing interest or as troubled debt restructurings. Appropriate provisions, following ING Group’s credit risk rating system, have been established for these loans.

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

Commitments such as irrevocable letters of credit are not considered as cross border outstanding. Total outstandings are in line with Dutch Central Bank requirements. On December 31, 2011, there were no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal.

The following tables analyze cross-border outstandings as of the end of December 31, 2011, 2010 and 2009 stating the name of the country and the aggregate amount of cross-border outstandings to borrowers in each foreign country where such outstandings exceed 1% of total assets, by the following categories.

	Year ended December 31, 2011
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	683	11,800	12,950	900	26,333	3,803
United States	271	4,416	6,270	4,067	15,024	11,654
France	7,327	9,152	2,697	1,223	20,399	4,457
Germany	7,642	3,028	3,668	3,164	17,502	7,017

	Year ended December 31, 2010
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	188	12,398	19,347	1,042	32,975	4,046
United States	49	4,749	7,952	4,363	17,113	10,309
France	9,113	13,051	3,565	1,170	26,899	3,282
Germany	7,138	5,560	2,850	3,379	18,927	6,846

	Year ended December 31, 2009
	Government & official institutions	Banks & other financial Institutions	Commercial & industrial	Other	Total	Cross-border Commitments
	(EUR millions)
United Kingdom	125	12,285	22,023	1,599	36,032	4,292
United States	46	2,245	9,132	7,405	18,828	10,153
France	7,758	9,541	4,178	1,955	23,432	2,184
Germany	5,736	5,533	4,399	3,459	19,127	7,347
Italy	11,211	4,812	3,360	934	20,317	1,890
Spain	2,289	8,010	5,583	106	15,988	1,404
Belgium	1,916	5,959	7,197	2,383	17,455	15,411

As of December 2011 Belgium has cross-border outstandings between 0.75% and 1% of total assets and Italy and Spain had cross-border outstandings between 0.40% and 0.50%, and 0.50% and 0.75%, respectively. In 2010 Italy, Spain and Belgium have cross-border outstandings between 0.75% and 1% of total assets.

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

The following table presents the movements in allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2011, 2010, 2009, 2008 and 2007 under IFRS-IASB.

	Calendar period
	2011	2010	2009	2008	2007
IFRS-IASB	(EUR millions)
Balance on January 1	5,195	4,399	2,611	2,001	2,642
Change in the composition of the Group	(3)		(3)	1	98
Charge-offs:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	(129)	(86)	(79)	(34)	(22)
Loans to or guaranteed by credit institutions	(14)	(30)	(55)	(36)	(11)
Other private lending	(56)	(65)	(140)	(126)	(115)
Other corporate lending	(343)	(277)	(229)	(133)	(189)
Foreign:
Loans guaranteed by public authorities	(6)	(8)	(12)	(16)	(25)
Loans secured by mortgages	(50)	(56)	(5)	(6)	(11)
Loans to or guaranteed by credit institutions	(3)	(5)	(1)		(2)
Other private lending	(452)	(404)	(259)	(114)	(104)
Other corporate lending	(251)	(235)	(437)	(263)	(473)

Total charge-offs	(1,304)	(1,166)	(1,217)	(728)	(952)

Recoveries:
Domestic:
Loans guaranteed by public authorities
Loans secured by mortgages	36	23	2
Loans to or guaranteed by credit institutions					2
Other private lending	11	29	101	36	3
Other corporate lending	28	9	4
Foreign:
Loans guaranteed by public authorities
Loans secured by mortgages	1	1			1
Loans to or guaranteed by credit institutions		3
Other private lending	29	29	24	27	30
Other corporate lending	7	11	17	27	23

Total recoveries	112	105	148	90	59

Net charge-offs	(1,192)	(1,061)	(1,069)	(638)	(893)

Additions and other adjustments (included in value Adjustments to receivables of the Banking operations)	950	1,857	2,860	1,247	154

Balance on December 31	4,950	5,195	4,399	2,611	2,001

Ratio of net charge-offs to average loans and advances to banks and customers	0.19%	0.17%	0.17%	0.10%	0.16%

Additions to the provision for loan losses presented in the table above were influenced by developments in general economic conditions as well as certain individual exposures.

The following table shows the allocation of the provision for loan losses on loans accounted for as loans and advances to banks and customers for 2011, 2010, 2009, 2008 and 2007 under IFRS-IASB.

	Year ended December 31
	2011		2010		2009		2008		2007
	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)	EUR	%(1)
IFRS-IASB	(EUR millions)
Domestic:
Loans guaranteed by public authorities	1	4.68	0	4.47		4.72		2.54		2.56
Loans secured by mortgages	503	26.91	416	25.24	290	27.54	167	24.76	96	24.62
Loans to or guaranteed by credit institutions	4	2.25	17	2.29		1.61	68	2.42	11	2.85
Other private lending	119	0.80	131	0.80	254	0.83	120	1.12	181	1.21
Other corporate lending	1,375	7.75	1,385	8.13	917	7.70	474	19.24	377	17.91

Total domestic	2,002	42.39	1,949	40.93	1,461	42.4	829	50.08	665	49.15
Foreign:
Loans guaranteed by public authorities	2	4.13	3	4.25	3	3.85	2	1.57	1	1.56
Loans secured by mortgages	712	25.63	1,183	26.93	1,066	23.90	425	22.61	203	23.10
Loans to or guaranteed by credit institutions	5	6.05	6	6.7	47	6.78	17	4.02	3	5.56
Other private lending	596	3.10	536	2.59	436	2.52	533	3.18	374	3.10
Mortgage backed securities	2	2.13	0	2.37	15	2.99
Other corporate lending	1,631	16.57	1,518	16.23	1,371	17.56	805	18.54	755	17.53

Total foreign	2,948	57.61	3,246	59.07	2,938	57.60	1,782	49.92	1,336	50.85

Total	4,950	100.00	5,195	100.00	4,399	100.00	2,611	100.00	2,001	100.00

(1)	The percentages represent the loans in each category as a percentage of the total loan portfolio for loans and advances to banks and customers.

DEPOSITS

The aggregate average balance of all the Group’s interest-bearing deposits (from banks and customer accounts) decreased by 2.7% to EUR 569,312 million for 2011, compared to 2010 (EUR 585,340). Interest rates paid reflect market conditions. The effect on net interest income depends upon competitive pricing and the level of interest income that can be generated through the use of funds. Deposits by banks are primarily time deposits, the majority of which are raised by the Group’s Amsterdam based money market operations in the world’s major financial markets. Certificates of deposit represent 31% of the category ‘Debt securities’ (40% at the end of 2010). These instruments are issued as part of liquidity management with maturities generally of less than three months. The following table includes the average deposit balance by category of deposit and the related average rate.

	2011		2010		2009
	Average deposit (EUR millions)	Average rate %	Average deposit (EUR millions)	Average rate %	Average deposit (EUR millions)	Average rate %
Deposits by banks
In domestic offices:
Demand —non-interest bearing	2,502		5,646		6,006
—interest bearing	5,930	1.0	4,646	1.0	5,556	1.0
Time	33,158	1.2	26,926	0.9	32,941	1.8
Other	10,546	1.9	9,681	1.5	10,869	1.7

Total domestic offices	52,136		46,899		55,372
In foreign offices:
Demand —non-interest bearing	1,561		1,468		1,599
—interest bearing	5,851	1.6	5,932	1.0	5,553	1.4
Time	15,662	2.4	21,648	1.7	26,532	2.3
Other	9,981	1.6	14,832	3.8	26,455	4.3

Total foreign offices	33,055		43,880		60,139

Total deposits by banks	85,191		90,779		115,511

Customer accounts
In domestic offices:
Demand —non-interest bearing	782		723		12,005
—interest bearing	47,157	0.5	43,536	0.3	57,162	0.3
Savings	73,964	2.2	72,717	2.0	64,731	2.8
Time	25,628	1.2	24,738	0.9	31,867	1.9
Other	6,545	0.9	8,614	0.5	6,965	1.3

Total domestic offices	154,076		150,328		172,730
In foreign offices:
Demand —non-interest bearing	6,422		6,295		6,160
—interest bearing	50,197	0.9	56,865	0.8	50,956	1.2
Savings	257,262	2.2	269,115	1.9	243,080	2.5
Time	21,716	2.0	19,794	1.8	26,529	2.6
Other	5,715	3.6	6,296	3.9	2,618	5.9

Total foreign offices	341,312		358,365		329,343

Total customers accounts	495,388		508,693		502,073

Debt securities
In domestic offices:
Debentures	53,963	3.1	36,522	3.1	27,705	3.4
Certificates of deposit	23,915	0.9	11,546	0.8	10,406	1.2
Other	5,320	1.4	4,719	0.9	4,449	1.8

Total domestic offices	83,198		52,787		42,560
In foreign offices:
Debentures	10,676	5.4	10,886	4.9	8,343	3.5
Certificates of deposit	17,195	2.5	35,748	1.3	33,322	1.8
Other	21,248	1.2	19,111	1.3	19,263	1.6

Total foreign offices	49,119		65,745		60,928

Total debt securities	132,317		118,532		103,488

For the years ended December 31, 2011, 2010 and 2009, the aggregate amount of deposits by foreign depositors in domestic offices was EUR 46,778 million, EUR 47,019 million and EUR 47,229 million, respectively.

On December 31, 2011, the maturity of domestic time certificates of deposit and other time deposits, exceeding EUR 20,000, was:

	Time certificates of deposit		Other time deposits
	(EUR millions)%		(EUR millions)%
3 months or less	17,610	86.8	49,446	84.9
6 months or less but over 3 months	2,170	10.7	3,904	6.7
12 months or less but over 6 months	484	2.4	3,392	5.8
Over 12 months	30	0.1	1,476	2.6

Total	20,294	100	58,218	100

The following table shows the amount outstanding for time certificates of deposit and other time deposits exceeding EUR 20,000 issued by foreign offices on December 31, 2011.

(EUR millions)
Time certificates of deposit	10,405
Other time deposits	56,990

Total	67,395

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. Commercial paper and securities sold under repurchase agreements are the only significant categories of short-term borrowings within our banking operations.

The following table sets forth certain information relating to the categories of our short-term borrowings.

IFRS-IASB	Year ended December 31
	2011	2010	2009
	(EUR millions, except % data)
Commercial paper:
Balance at the end of the year	21,967	20,517	18,225
Monthly average balance outstanding during the year	21,908	19,176	19,264
Maximum balance outstanding at any period end during the year	22,921	21,370	22,531
Weighted average interest rate during the year	1.25%	1.70%	1.07%
Weighted average interest rate on balance at the end of the year	1.24%	1.38%	1.13%
Securities sold under repurchase agreements:
Balance at the end of the year	54,886	61,468	67,193
Monthly average balance outstanding during the year	59,865	79,927	92,523
Maximum balance outstanding at any period end during the year	79,547	96,496	138,528
Weighted average interest rate during the year	1.30%	0.73%	1.30%
Weighted average interest rate on balance at the end of the year	1.38%	0.94%	1.80%

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F – 2

CONSOLIDATED BALANCE SHEET	F – 3

CONSOLIDATED PROFIT AND LOSS ACCOUNT	F – 4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	F – 6

CONSOLIDATED STATEMENT OF CASH FLOWS	F – 7

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	F – 9

ACCOUNTING POLICIES FOR THE CONSOLIDATED ANNUAL ACCOUNTS	F – 11

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS	F – 34

RISK MANAGEMENT	F – 147

CAPITAL MANAGEMENT	F – 221

SUPPLEMENTAL INFORMATION	F – 230

GLOSSARY	F – 244

SCHEDULE I: SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES	F – 253

SCHEDULE III: SUPPLEMENTARY INSURANCE INFORMATION	F – 254

SCHEDULE IV: REINSURANCE	F – 255

SCHEDULE VI: SUPPLEMENTARY INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS	F – 256

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

We have audited the accompanying consolidated balance sheets of ING Groep N.V. (‘ING Group’), as of December 31, 2011 and 2010, and the related consolidated profit and loss accounts, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedules listed in the Index at Item 18. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Groep N.V. as at December 31, 2011 and 2010, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ING Groep N.V.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2012 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

March 12, 2012

Ernst & Young Accountants LLP

CONSOLIDATED BALANCE SHEET OF ING GROUP

AS AT DECEMBER 31

amounts in millions of euros	2011	2010
ASSETS
Cash and balances with central banks 1	31,194	13,072
Amounts due from banks 2	45,323	51,828
Financial assets at fair value through profit and loss 3
– trading assets	123,688	125,675
– investments for risk of policyholders	116,438	120,481
– non-trading derivatives	17,159	11,722
– designated as at fair value through profit and loss	5,437	6,016
Investments 4
– available-for-sale	208,539	222,547
– held-to-maturity	8,868	11,693
Loans and advances to customers 5	596,877	608,938
Reinsurance contracts 17	5,870	5,789
Investments in associates 6	2,370	3,925
Real estate investments 7	1,670	1,900
Property and equipment 8	2,886	6,132
Intangible assets 9	3,558	5,372
Deferred acquisition costs 10	10,204	10,499
Assets held for sale 11	62,483	681
Other assets 12	31,016	36,469

Total assets	1,273,580	1,242,739

EQUITY
Shareholders’ equity (parent) 13	42,452	37,719
Non-voting equity securities 13	3,000	5,000

	45,452	42,719
Minority interests	777	729

Total equity	46,229	43,448

LIABILITIES
Subordinated loans 14	8,858	10,645
Debt securities in issue 15	139,861	135,604
Other borrowed funds 16	19,684	22,291
Insurance and investment contracts 17	278,833	271,128
Amounts due to banks 18	72,233	72,852
Customer deposits and other funds on deposit 19	467,547	511,362
Financial liabilities at fair value through profit and loss 20
– trading liabilities	107,682	108,050
– non-trading derivatives	22,165	17,782
– designated as at fair value through profit and loss	13,021	12,707
Liabilities held for sale 11	64,265	424
Other liabilities 21	33,202	36,446

Total liabilities	1,227,351	1,199,291

Total equity and liabilities	1,273,580	1,242,739

Amounts for 2010 are restated for the change in accounting policy as disclosed in the section ‘Changes in accounting policies’ on page F-13.

References relate to the notes starting on page F-34. These form an integral part of the consolidated annual accounts.

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP

AS AT DECEMBER 31

amounts in millions of euros	2011	2011	2010	2010	2009	2009
Continuing operations
Interest income banking operations	64,649		68,334		79,850
Interest expense banking operations	(51,200)		(55,011)		(67,475)

Interest result banking operations 35		13,449		13,323		12,375
Gross premium income 36		27,198		27,786		30,248
Investment income 37		6,808		7,463		3,158
Net result on disposals of group companies 38		855		310		287
Gross commission income	6,003		5,868		6,551
Commission expense	(1,966)		(1,720)		(2,311)

Commission income 39		4,037		4,148		4,240
Valuation results on non-trading derivatives 40		292		(1,062)		(5,398)
Net trading income 41		209		627		1,125
Share of result from associates 6		221		311		(463)
Other income 42		1,343		604		701

Total income		54,412		53,510		46,273

Gross underwriting expenditure 43	33,716		45,015		50,129
Investment result for risk of policyholders	1,246		(10,492)		(17,736)
Reinsurance recoveries	(1,875)		(1,721)		(1,700)

Underwriting expenditure 43		33,087		32,802		30,693
Addition to loan loss provisions 5		1,670		1,751		2,973
Intangible amortisation and other impairments 44		379		1,070		524
Staff expenses 45		7,556		7,692		7,271
Other interest expenses 46		528		786		711
Other operating expenses 47		6,465		6,076		6,593

Total expenses		49,685		50,177		48,765

Result before tax from continuing operations		4,727		3,333		(2,492)

Taxation 48		1,009		1,076		(780)

Net result from continuing operations		3,718		2,257		(1,712)

Discontinued operations
Net result from discontinued operations 25		114		216		100
Net result from disposal of discontinued operations 25		995

Total net result from discontinued operations 25		1,109		216		100

Net result from continuing and discontinued operations (before minority interests)		4,827		2,473		(1,612)

CONSOLIDATED PROFIT AND LOSS ACCOUNT OF ING GROUP

AS AT DECEMBER 31

amounts in millions of euros	2011	2011	2010	2010	2009	2009
Net result attributable to:
Equityholders of the parent		4,740		2,367		(1,494)
Minority interests		87		106		(118)

		4,827		2,473		(1,612)

Net result from continuing operations attributable to:
Equityholders of the parent		3,636		2,158		(1,587)
Minority interests		82		99		(125)

		3,718		2,257		(1,712)

Total net result from discontinued operations attributable to:
Equityholders of the parent		1,104		209		93
Minority interests		5		7		7

		1,109		216		100

amounts in euros	2011	2010	2009
Earnings per share 49
Basic earnings per ordinary share	0.85	0.51	(0.78)
Diluted earnings per ordinary share	0.85	0.51	(0.78)

Earnings per share from continuing operations 49
Basic earnings per ordinary share from continuing operations	0.56	0.45	(0.82)
Diluted earnings per ordinary share from continuing operations	0.56	0.45	(0.82)

Earnings per share from discontinued operations 49
Basic earnings per ordinary share from discontinued operations	0.29	0.06	0.04
Diluted earnings per ordinary share from discontinued operations	0.29	0.06	0.04

Dividend per ordinary share 50	0.00	0.00	0.00

Amounts for 2010 and 2009 are restated for the change in accounting policy as disclosed in the section ‘Changes in accounting policies’ on page F-13.

References relate to the notes starting on page F-34. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME OF ING GROUP

For the years ended December 31

amounts in millions of euros	2011	2010	2009
Net result	4,827	2,473	(1,612)

Unrealised revaluations after taxation (1)	1,139	2,603	11,867
Realised gains/losses transferred to profit and loss (1)	723	86	1,554
Changes in cash flow hedge reserve	1,124	475	(805)
Transfer to insurance liabilities/DAC	(2,004)	(1,644)	(2,079)
Exchange rate differences	(156)	2,859	56
Other revaluations	(2)	(1)	(10)

Total amount recognised directly in equity (other comprehensive income)	824	4,378	10,583

Total comprehensive income	5,651	6,851	8,971

Comprehensive income attributable to:
Equityholders of the parent	5,568	6,760	9,102
Minority interests	83	91	(131)

	5,651	6,851	8,971

(1)	Reference is made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’ for a breakdown of the individual components.

Amounts for 2010 and 2009 are restated for the change in accounting policy as disclosed in the section ‘Changes in accounting policies’ on page F-13.

The Unrealised revaluations after taxation comprises EUR (16) million (2010: EUR (2) million; 2009: EUR 15 million) related to the share of other comprehensive income of associates.

The Exchange rate differences comprises EUR (35) million (2010: EUR 251 million; 2009: EUR 131 million) related to the share of other comprehensive income of associates.

Reference is made to Note 48 ‘Taxation’ for the disclosure on the income tax effects on each component of the other comprehensive income.

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP

For the years ended December 31

amounts in millions of euros		2011	2010	2009
Result before tax		5,876	3,601	(2,290)
Adjusted for:	– depreciation	1,514	1,723	1,701
	– deferred acquisition costs and value of business acquired	277	1,159	223
	– increase in provisions for insurance and investment contracts	4,239	4,278	2,585
	– addition to loan loss provisions	1,670	1,751	2,973
	– other	(1,469)	3,047	6,014
Taxation paid		(1,353)	(503)	(412)
Changes in:	– amounts due from banks, not available on demand	2,208	(4,333)	8,611
	– trading assets	1,754	(14,782)	47,963
	– non-trading derivatives	1,988	(1,590)	864
	– other financial assets at fair value through profit and loss	474	832	2,196
	– loans and advances to customers	(23,713)	(16,331)	12,208
	– other assets	(59)	2,003	6,948
	– amounts due to banks, not payable on demand	(6,731)	(9,831)	(67,410)
	– customer deposits and other funds on deposit	27,019	21,202	21,073
	– trading liabilities	(369)	9,804	(54,366)
	– other financial liabilities at fair value through profit and loss	(207)	1	(5,798)
	– other liabilities	(3,931)	(6,806)	(10,483)

Net cash flow from operating activities		9,187	(4,775)	(27,400)

Investments and advances:	– group companies			(5)
	– associates	(140)	(165)	(181)
	– available-for-sale investments	(223,544)	(163,038)	(165,771)
	– held-to-maturity investments		(141)
	– real estate investments	(32)	(73)	(130)
	– property and equipment	(499)	(527)	(639)
	– assets subject to operating leases	(1,188)	(1,284)	(1,034)
	– investments for risk of policyholders	(57,130)	(52,370)	(65,362)
	– other investments	(340)	(372)	(338)
Disposals and redemptions:	– group companies	4,120	1,757	2,643
	– associates	383	232	294
	– available-for-sale investments	219,442	154,640	167,074
	– held-to-maturity investments	2,370	2,620	1,675
	– real estate investments	118	295	656
	– property and equipment	67	96	82
	– assets subject to operating leases	43	53	93
	– investments for risk of policyholders	61,898	54,817	64,158
	– other investments	936	111	24

Net cash flow from investing activities 53		6,504	(3,349)	3,239

Proceeds from issuance of subordinated loans
Repayments of subordinated loans		(2,356)
Proceeds from borrowed funds and debt securities		428,381	412,804	437,772
Repayments of borrowed funds and debt securities		(429,997)	(405,120)	(425,182)
Issuance of ordinary shares				7,276
Repayment of non-voting equity securities		(2,000)		(5,000)
Repurchase premium (1)		(1,000)		(346)
Payments to acquire treasury shares			(136)	(101)
Sales of treasury shares		41	92	118
Dividends paid (2)				(684)

Net cash flow from financing activities		(6,931)	7,640	13,853

Net cash flow 54		8,760	(484)	(10,308)

Cash and cash equivalents at beginning of year		20,740	20,959	31,271
Effect of exchange rate changes on cash and cash equivalents		(200)	265	(4)

Cash and cash equivalents at end of year 55		29,300	20,740	20,959

(1)

2011 includes the repurchase premium paid on the repayment of EUR 2 billion non-voting equity securities. 2009 includes the repurchase premium paid on the repayment of EUR 5 billion non-voting equity securities.

(2)	2009 includes payments on non-voting equity securities (payment of the 2008 coupon of EUR 425 million and the coupon in the repayment of EUR 259 million).

CONSOLIDATED STATEMENT OF CASH FLOWS OF ING GROUP

For the years ended December 31

As at December 31, 2011 Cash and cash equivalents includes cash and balances with central banks of EUR 31,194 million (2010: EUR 13,072 million; 2009: EUR 15,390 million). Reference is made to Note 55 ‘Cash and Cash equivalents’.

References relate to the notes starting on page F-34. These form an integral part of the consolidated annual accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP

For the years ended December 31

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at January 1, 2009 (before change in accounting policy)	495	9,182	5,403	15,080	10,000	1,594	26,674
Effect of change in accounting policy (1)			(145)	(145)			(145)

Balance as at January 1, 2009 (restated)	495	9,182	5,258	14,935	10,000	1,594	26,529

Unrealised revaluations after taxation			11,874	11,874		(7)	11,867
Realised gains/losses transferred to profit and loss			1,554	1,554			1,554
Changes in cash flow hedge reserve			(805)	(805)			(805)
Transfer to insurance liabilities/DAC			(2,079)	(2,079)			(2,079)
Exchange rate differences			53	53		3	56
Other revaluations			(1)	(1)		(9)	(10)

Total amount recognised directly in equity			10,596	10,596		(13)	10,583

Net result			(1,494)	(1,494)		(118)	(1,612)

Total comprehensive income			9,102	9,102		(131)	8,971

Issuance costs incurred		(222)		(222)			(222)
Employee stock option and share plans			64	64			64
Repayment of non-voting equity securities					(5,000)		(5,000)
Changes in the composition of the group						(546)	(546)
Dividend and repurchase premium (2)			(605)	(605)		(2)	(607)
Proceeds from rights issue	424	7,074		7,498			7,498
Purchase/sale of treasury shares			129	129			129

Balance as at December 31, 2009	919	16,034	13,948	30,901	5,000	915	36,816

Unrealised revaluations after taxation			2,607	2,607		(4)	2,603
Realised gains/losses transferred to profit and loss			86	86			86
Changes in cash flow hedge reserve			475	475			475
Transfer to insurance liabilities/DAC			(1,644)	(1,644)			(1,644)
Exchange rate differences			2,867	2,867		(8)	2,859
Other revaluations			2	2		(3)	(1)

Total amount recognised directly in equity			4,393	4,393		(15)	4,378

Net result			2,367	2,367		106	2,473

Total comprehensive income			6,760	6,760		91	6,851

Employee stock option and share plans			36	36			36
Changes in the composition of the group						(271)	(271)
Dividend						(6)	(6)
Purchase/sale of treasury shares			22	22			22

Balance as at December 31, 2010	919	16,034	20,766	37,719		5,000729	43,448

(1)	The change in accounting policy is disclosed in the section ‘Changes in accounting policies’ on page F-13.
(2)	The 2009 amount of EUR 605 million includes the coupon (EUR 259 million) and repurchase premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY OF ING GROUP

For the years ended December 31

amounts in millions of euros	Share capital	Share premium	Reserves	Total shareholders’ equity (parent)	Non-voting equity securities	Minority interests	Total equity
Balance as at January 1, 2011	919	16,034	20,766	37,719	5,000	729	43,448

Unrealised revaluations after taxation			1,138	1,138		1	1,139
Realised gains/losses transferred to profit and loss			723	723			723
Changes in cash flow hedge reserve			1,124	1,124			1,124
Transfer to insurance liabilities/DAC			(2,004)	(2,004)			(2,004)
Cancellation of shares
Exchange rate differences			(153)	(153)		(3)	(156)
Other revaluations						(2)	(2)

Total amount recognised directly in equity			828	828		(4)	824

Net result			4,740	4,740		87	4,827

Total comprehensive income			5,568	5,568		83	5,651

Issuance costs incurred
Employee stock option and share plans			115	115			115
Repayment of non-voting equity securities					(2,000)		(2,000)
Repurchase premium			(1,000)	(1,000)			(1,000)
Changes in the composition of the group						(1)	(1)
Dividend						(34)	(34)
Proceeds from rights issue
Purchase/sale of treasury shares			50	50			50
Exercise of warrants and options

Balance as at December 31, 2011	919	16,034	25,499	42,452	3,000	777	46,229

Reserves include Revaluation reserve of EUR 5,550 million (2010: EUR 4,752 million; 2009: EUR 2,466 million), Currency translation reserve of EUR 93 million (2010: EUR 79 million; 2009: EUR (2,011) million) and Other reserves of EUR 19,856 million (2010: EUR 15,935 million; 2009: EUR 13,493 million). Changes in individual components are presented in Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in million of euros, unless stated otherwise

2.1 NOTEST TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.1.1 ACCOUNTING POLICIES FOR THE CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP

AUTHORIZATION OF ANNUAL ACCOUNTS

The consolidated annual accounts of ING Groep N.V. (‘ING Group’) for the year ended December 31, 2011 were authorized for issue in accordance with a resolution of the Executive Board on March 12, 2012. The Executive Board may decide to amend the annual accounts as long as these are not adopted by the General Meeting of Shareholders. The General Meeting of Shareholders may decide not to adopt the annual accounts, but may not amend these. ING Groep N.V. is incorporated and domiciled in Amsterdam, the Netherlands. The principal activities of ING Group are described in Item 4 ‘Information on the Company’.

BASIS OF PRESENTATION

ING Group prepares financial information in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IFRS-IASB’) for purposes of reporting with the U.S. Securities and Exchange Commission (‘SEC’), including financial information contained in this Annual Report on Form 20-F. ING Group’s accounting policies and its use of various options under IFRS-IASB are described under ‘Principles of valuation and determination of results’ in the consolidated financial statements. In this document the term ‘IFRS-IASB’ is used to refer to IFRS-IASB as applied by ING Group.

The following new or revised standards, interpretations and amendments to standards and interpretations became effective in 2011:

•	Amendment to IAS 32 ‘Classification of Rights Issues’;

•	Amendment to IAS 24 ‘Related Party Disclosures’;

•	Amendment to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’;

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’; and

•	2010 Annual Improvements to IFRS.

The following new or revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2012 (unless otherwise indicated)

•	Amendments to IFRS 7 ‘Disclosures – Transfers of Financial Assets’, effective as of 2012;

•	Amendments to IAS 12 ‘Deferred tax: Recovery of Underlying Assets’, effective as of 2012;

•	IFRS 10 ‘Consolidated Financial Statements’, effective as of 2013;

•	IFRS 11 ‘Joint Arrangements’, effective as of 2013;

•	IFRS 12 ‘Disclosure of Interests in Other Entities’, effective as of 2013;

•	IFRS 13 ‘Fair Value Measurement’, effective as of 2013;

•	IAS 28 ‘Investments in Associates and Joint Ventures’, effective as of 2013;

•	Amendments to IAS 1 ‘Presentation of Financial Statements – Presentation of Items of Other Income’, effective as of 2013;

•	Amendments to IFRS 7 ‘Disclosures – Offsetting Financial Assets and Financial Liabilities’, effective as of 2013;

•	Amendments to IAS 32 ‘Offsetting Financial Assets and Financial Liabilities’, effective as of 2014; and

•	Amendments to IFRS 9 and IFRS 7 ‘Mandatory Effective Date and Transition Disclosures’, effective as of 2015.

ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on equity and/or result of ING Group.

Furthermore, in 2009 IFRS 9 ‘Financial Instruments’ was issued, which was initially effective as of 2013. However in December 2011 the International Accounting Standards Board decided to amend this standard and to postpone the mandatory application of IFRS 9 until 2015. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In June 2011 the revized IAS 19 ‘Employee Benefits’ was issued, which will become effective as of 2013 if endorsed by the EU. At this moment, the revised standard is being analyzed and the full impact is not yet known. One of the changes in the revized standard results in immediate recognition in equity of ‘unrecognized actuarial gains and losses’ as of the effective date. Unrecognized actuarial gains and losses as at December 31, 2011 are disclosed in Note 21 ‘Other liabilities’ and amount to EUR 483 million. The impact of the revized standard will be affected by movements in the unrecognized actuarial gains and losses until the effective date and the impact of other changes in the revized standard.

The presentation of, and certain terms used in, the consolidated balance sheet, the consolidated profit and loss account, consolidated statement of cash flows, consolidated statement of changes in equity and certain notes has been changed to provide additional and more relevant information or (for changes in comparative information) to better align with the current period presentation.

The published 2011 Annual Accounts of ING Group are prepared in accordance with IFRS-IASB. IFRS-EU refers to International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.

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

A reconciliation between IFRS-EU and IFRS-IASB is included below.

Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (‘US GAAP’).

Reconciliation shareholders’ equity and net result under IFRS-IASB and IFRS-EU:

	Shareholders’ equity			Net result
	2011	2010	2009	2011	2010	2009
In accordance with IFRS-IASB	42,452	37,719	30,901	4,729	2,367	(1,494)
Adjustment of the EU ‘IAS 39’ carve-out	5,648	4,266	3,671	1,383	595	656
Tax effect of the adjustment	(1,437)	(1,081)	(929)	(346)	(152)	(168)

Effect of adjustment after tax	4,211	3,185	2,742	1,037	443	488

In accordance with IFRS-EU	46,663	40,904	33,643	5,766	2,810	(1,006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

CHANGES IN ACCOUNTING POLICIES

ING Group changed its accounting policy for the insurance provisions for Guaranteed Minimum Withdrawal Benefits for Life (GMWBL) on the Insurance US Closed Block VA book as of January 1, 2011. The revised accounting better reflects the economic value of these guarantees and more closely aligns accounting practice with peers in the United States. Under the revised accounting policy, the insurance provisions reflect current market interest rates and current estimates for other assumptions, except for volatility and correlation (which remain unchanged). ING Group substantially increased hedging of interest rate risk in the Insurance US Closed Block VA book; the results from these hedging derivatives are expected to largely mirror the effect of interest changes on the guarantees in future periods. Implementation of the revised accounting for GMWBL represents a change in accounting policy under IFRS, with a transitional impact being reflected in shareholders’ equity. Comparative years’ results have been restated. Reference is made to Note 56 ‘Impact of change in accounting policy’ for more information on comparative years. The combined impact on shareholders’ equity as at January 1, 2011 is EUR 651 million (lower equity).

The impact on individual balance sheet line items and previous reporting periods can be specified as follows:

amounts in millions of euros	December 31, 2010	December 31, 2009	January 1, 2009
Deferred acquisition costs	(105)	(190)	1,146
Insurance and investment contracts	546	148	1,369

Impact before tax	(651)	(338)	(223)
Tax effect		118	78

Shareholders’ equity	(651)	(220)	(145)

The impact on the consolidated profit and loss account can be specified as follows:

amounts in millions of euros	2010	2009
Underwriting expenditure	(281)	(109)
Taxation	128	(38)

Result after taxation	(409)	(71)

Impact on basic earnings per ordinary share:

	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	2010	2009	2010	2009	2010	2009
Basic earnings (before change in accounting policy)	1,926	(2,099)	3,781.5	2,686.0	0.51	(0.78)
Impact on the profit and loss account	(409)	(71)

Basic earnings (restated)	1,517	(2,170)	3,781.5	2,686.0	0.40	(0.81)

Impact on diluted earnings per ordinary share

	Amount (in millions of euros)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in euros)
	2010	2009	2010	2009	2010	2009
Diluted earnings (before change in accounting policy)	1,926	(2,099)	3,788.1	2,691.7	0.51	(0.78)
Impact on the profit and loss account	(409)	(71)

Diluted earnings (restated)	1,517	(2,170)	3,788.1	2,691.7	0.40	(0.81)

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

LOAN LOSS PROVISIONS

Loan loss provisions are recognised based on an incurred loss model. Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) and is based on the management’s evaluation of the risk in the portfolio, current economic conditions, loss experience in recent years and credit, industry, geographical and concentration trends. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time.

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

FAIR VALUES OF REAL ESTATE

Real estate investments are reported at fair value. The fair value of real estate investments is based on regular appraisals by independent qualified valuers. The fair values are established using valuation methods such as: comparable market transactions, capitalisation of income methods or discounted cash flow calculations. The underlying assumption used in the valuation is that the properties are let or sold to third parties based on the actual letting status. The discounted cash flow analyses and capitalisation of income method are based on calculations of the future rental income in accordance with the terms in existing leases and estimations of the rental values for new leases when leases expire and incentives like rental free periods. The cash flows are discounted using market based interest rates that reflect appropriately the risk characteristics of real estate.

Market conditions in recent years have led to a reduced level of real estate transactions. Transaction values were significantly impacted by low volumes of actual transactions. As a result comparable market transactions have been used less in valuing ING’s real estate investments by independent qualified valuers. More emphasis has been placed on discounted cash flow analysis and capitalisation of income method.

The valuation of real estate involves various assumptions and techniques. The use of different assumptions and techniques could produce significantly different valuations. To illustrate the uncertainty of our real estate investments valuation, a sensitivity analysis on the changes in fair value of real estate is provided in the ‘Risk management’ section.

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

For certain financial assets and liabilities quoted market prices are not available. For these financial assets and liabilities, fair value is determined using valuation techniques. These valuation techniques range from discounting of cash flows to valuation models, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations and credit ratings) and customer behaviour are taken into account. All valuation techniques used are subject to internal review and approval. Most data used in these valuation techniques are validated on a daily basis.

Valuation techniques are subjective in nature and significant judgement is involved in establishing fair values for certain financial assets and liabilities. Valuation techniques involve various assumptions regarding pricing factors. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.

Price testing is performed to assess whether the process of valuation has led to an appropriate fair value of the position and to an appropriate reflection of these valuations in the profit and loss account. Price testing is performed to minimise the potential risks for economic losses due to incorrect or misused models.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Reference is made to Note 34 ‘Fair value of financial assets and liabilities’ for the basis of the determination of the fair value of financial instruments and related sensitivities.

IMPAIRMENTS

Impairment evaluation is a complex process that inherently involves significant judgements and uncertainties that may have a significant impact on ING Group’s consolidated financial statements. Impairments are especially relevant in two areas: Available-for-sale debt and equity securities and Goodwill/Intangible assets.

All debt and equity securities (other than those carried at fair value through profit and loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred. Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may be unlikely to pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of the fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities. Generally 25% and 6 months are used as triggers. Upon impairment, the full difference between (the acquisition) cost and fair value is removed from equity and recognised in net result. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities cannot be reversed.

Impairments on other debt instruments (Loans and held-to-maturity investments) are part of the loan loss provision as described above.

Impairment reviews with respect to goodwill and intangible assets are performed at least annually and more frequently if events indicate that impairment may have occurred. Goodwill is tested for impairment by comparing the carrying value (including goodwill) of the reporting unit to the best estimate of the recoverable amount of that reporting unit. The carrying value is determined as the IFRS-IASB net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount. A reporting unit is the lowest level at which goodwill is monitored. Intangible assets are tested for impairment by comparing the carrying value with the best estimate of the recoverable amount.

The identification of impairment is an inherently uncertain process involving various assumptions and factors, including financial condition of the counterparty, expected future cash flows, statistical loss data, discount rates, observable market prices, etc. Estimates and assumptions are based on management’s judgement and other information available prior to the issuance of the financial statements. Significantly different results can occur as circumstances change and additional information becomes known.

EMPLOYEE BENEFITS

Group companies operate various defined benefit retirement plans covering a significant number of ING’s employees.

The liability recognised in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains and losses, and unrecognised past service costs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The actuarial assumptions may differ significantly from the actual results due to changes in market conditions, economic and mortality trends, and other assumptions. Any changes in these assumptions could have a significant impact on the defined benefit plan liabilities and future pension costs. The effects of changes in actuarial assumptions and experience adjustments are not recognised in the profit and loss account unless the accumulated changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. If such is the case the excess is then amortised over the employees’ expected average remaining working lives. Reference is made to Note 21 ‘Other liabilities’ for the weighted averages of basic actuarial assumptions in connection with pension and other post-employment benefits.

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

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies are eliminated. Where necessary, the accounting policies used by subsidiaries are changed to ensure consistency with group policies. In general, the reporting dates of subsidiaries are the same as the reporting date of ING Groep N.V.

ING Groep N.V. and its Dutch group companies are subject to legal restrictions regarding the amount of dividends they can pay to their shareholders. The Dutch Civil Code contains the restriction that dividends can only be paid up to an amount equal to the excess of the company’s own funds over the sum of the paid-up capital and reserves required by law. Additionally, certain Group companies are subject to restrictions on the amount of funds they may transfer in the form of dividends, or otherwise, to the parent company.

Furthermore, in addition to the restrictions in respect of minimum capital requirements that are imposed by industry regulators in the countries in which the subsidiaries operate, other limitations exist in certain countries.

ING Group’s interests in jointly controlled entities are accounted for using proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities, and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognises the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. ING Group does not recognise its share of profits or losses from the joint venture that results from the purchase of assets by ING Group from the joint venture until it resells the assets to a third party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Disposal groups held for sale and discontinued operations

Disposal groups held for sale are measured at the lower of their carrying amount or fair value less cost to sell. Disposal groups (and groups of non-current assets) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This is only the case when the sale is highly probable and the disposal group (or group of assets) is available for immediate sale in its present condition; management must be committed to the sale, which is expected to occur within one year from the date of classification as held for sale. When a group of assets that is classified as held for sale represents a major line of business or geographical area the disposal group classifies as discontinued operations. In the consolidated profit and loss account, the income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of result after tax for both the current and for comparative years.

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

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Exchange rate differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as part of qualifying cash flow hedges or qualifying net investment hedges.

Exchange rate differences on non-monetary items, measured at fair value through profit and loss, are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Exchange rate differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.

Exchange rate differences in the profit and loss account are generally included in Net trading income. Reference is made to Note 41 ‘Net trading income’, which discloses the amounts included in the profit and loss account. Exchange rate differences relating to the disposal of available-for-sale debt and equity securities are considered to be an inherent part of the capital gains and losses recognised in Investment income. As mentioned below in Group companies relating to the disposals of group companies, any exchange rate difference deferred in equity is recognised in the profit and loss account in Net result on disposals of group companies. Reference is also made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’, which discloses the amounts included in the profit and loss account.

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

•	All resulting exchange rate differences are recognised in a separate component of equity.

On consolidation, exchange rate differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, the corresponding exchange rate differences are recognised in the profit and loss account as part of the gain or loss on sale.

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

FINANCIAL ASSETS

Recognition of financial assets

All purchases and sales of financial assets classified as fair value through profit and loss, held-to-maturity and available-for-sale that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised at trade date, which is the date on which the Group commits to purchase or sell the asset. Loans and receivables are recognised at settlement date, which is the date on which the Group receives or delivers the asset.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.

Realised gains and losses on investments

Realised gains and losses on investments are determined as the difference between the sale proceeds and (amortised) cost. For equity securities, the cost is determined using a weighted average per portfolio. For debt securities, the cost is determined by specific identification.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

A financial asset is classified as at fair value through profit and loss if acquired principally for the purpose of selling in the short term or if designated by management as such. Management will make this designation only if this eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis.

Investments for risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities.

Transaction costs on initial recognition are expensed as incurred. Interest income from debt securities and loans and receivables classified as at fair value through profit and loss is recognised in Interest income banking operations and Investment income in the profit and loss account, using the effective interest method.

Dividend income from equity instruments classified as at fair value through profit and loss is generally recognised in Investment income in the profit and loss account when dividend has been declared. Investment result from investments for risk of policyholders is recognised in investment result for risk of policyholders. For derivatives reference is made to the ‘Derivatives and hedge accounting’ section. For all other financial assets classified as at fair value through profit and loss changes in fair value are recognised in Net trading income.

Investments

Investments (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale and are initially recognised at fair value plus transaction costs. Investment debt securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale.

Available-for-sale financial assets

Available-for-sale financial assets include available-for-sale debt securities and available-for-sale equity securities. Available-for-sale financial assets are initially recognised at fair value plus transaction costs. For available-for-sale debt securities, the difference between cost and redemption value is amortised. Interest income is recognised using the effective interest method. Available-for-sale financial assets are subsequently measured at fair value. Interest income from debt securities classified as available-for-sale is recognised in Interest income banking operations and Investment income in the profit and loss account using the effective interest method. Dividend income from equity instruments classified as available-for-sale is generally recognised in Investment income in the profit and loss account when the dividend has been declared. Unrealised gains and losses arising from changes in the fair value are recognised in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the profit and loss account as Investment income. For impairments of available-for-sale financial assets reference is made to the section ‘Impairments of other financial assets’. Investments in prepayment sensitive securities such as Interest-Only and Principal-Only strips are generally classified as available-for-sale.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity for which the Group has the positive intent and ability to hold to maturity and which are designated by management as held-to-maturity assets are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method less any impairment losses. Interest income from debt securities classified as held-to-maturity is recognised in Interest income in the profit and loss account using the effective interest method. Held-to-maturity investments include only debt securities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially recognised at fair value plus transaction costs. Subsequently, they are carried at amortised cost using the effective interest method less any impairment losses. Loans and receivables include: Cash and balances with central banks, Amounts due from banks, Loans and advances to customers and Other assets and are reflected in these balance sheet lines. Interest income from loans and receivables is recognised in Interest income and Investment income in the profit and loss account using the effective interest method.

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

Maximum credit risk exposure

The maximum credit risk exposure for items on the balance sheet is generally the carrying value for the relevant financial assets. For the off-balance sheet items the maximum credit exposure is the maximum amount that could be required to be paid. Collateral received is not taken into account when determining the maximum credit risk exposure.

The manner in which ING Group manages credit risk and determines credit risk exposures for that purpose is explained in the ‘Risk management’ section.

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair values are negative.

Some credit protection contracts that take the legal form of a derivative, such as certain credit default swaps, are accounted for as financial guarantees.

Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit and loss, and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognised in the profit and loss account. An assessment is carried out when the Group first becomes party to the contract. A reassessment is carried out only when there is a change in the terms of the contract that significantly modifies the expected cash flows.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge), hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecast transaction (cash flow hedge), or hedges of a net investment in a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

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

ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve-out’ to its retail operations. The net exposures of retail funding (savings and current accounts) and retail lending (mortgages) are hedged. The hedging activities are designated under a portfolio fair value hedge on the mortgages. Changes in the fair value of the derivatives are recognised in the profit and loss account, together with the fair value adjustment on the mortgages (hedged items) insofar as attributable to interest rate risk (the hedged risk).

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the profit and loss account, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortised through the profit and loss account over the remaining term of the original hedge or recognised directly when the hedged item is derecognised. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the profit and loss account only when the hedged item is derecognised.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account. Amounts accumulated in equity are recycled to the profit and loss account in the periods in which the hedged item affects net result. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is transferred immediately to the profit and loss account.

Net investment hedges

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity and the gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account. Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is disposed.

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

OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities are offset, and the net amount reported, in the balance sheet when the Group has a current legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously. Offsetting is applied to certain interest rate swaps for which the services of a central clearing house are used. Furthermore, offsetting is also applied to certain current accounts for which the product features and internal procedures allow net presentation under IFRS-IASB.

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

Securities purchased under agreements to resell (‘reverse repos’) are recognised as Loans and advances to customers or Amounts due from banks, as appropriate. The difference between the sale and repurchase price is treated as interest and amortised over the life of the agreement using the effective interest method.

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

In determining the impairment, expected future cash flows are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist. Losses expected as a result of future events, no matter how likely, are not recognised.

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

If there is objective evidence that an impairment loss on an asset carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (‘Loan loss provision’) and the amount of the loss is recognised in the profit and loss account under ‘Addition to loan loss provision’. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. The collective evaluation of impairment includes the application of a ‘loss confirmation period’ to default probabilities. The loss confirmation period is a concept which recognises that there is a period of time between the emergence of impairment triggers and the point in time at which those events are captured by the Group’s credit risk systems. Accordingly, the application of the loss confirmation period ensures that impairments that are incurred but not yet identified are adequately reflected in the Group’s loan loss provision. Although the loss confirmation periods are inherently uncertain, the Group applies estimates to sub-portfolios (e.g. large corporations, small and medium size enterprises and retail portfolios) that reflect factors such as the frequency with which customers in the sub-portfolio disclose credit risk sensitive information and the frequency with which they are subject to review by the Group’s account managers. Generally, the frequency increases in relation to the size of the borrower. Loss confirmation periods are based on historical experience and are validated, and revised where necessary, through regular back-testing to ensure that they reflect recent experience and current events.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the provision. The amount of the reversal is recognised in the profit and loss account.

When a loan is uncollectible, it is written off against the related loan loss provision. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are recognised in the profit and loss account.

IMPAIRMENT OF OTHER FINANCIAL ASSETS

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the specific case of equity investments classified as available-for-sale, (the combination of) a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. ‘Significant’ and ‘prolonged’ are interpreted on a case-by-case basis for specific equity securities; generally 25% and 6 months are used as triggers. If any objective evidence exists for available-for-sale debt and equity investments, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in net result – is removed from equity and recognised in the profit and loss account. Impairment losses recognised on equity instruments can never be reversed. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account, the impairment loss is reversed through the profit and loss account.

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

Investments in associates are initially recognised at cost and subsequently accounted for using the equity method of accounting.

The Group’s investment in associates (net of any accumulated impairment loss) includes goodwill identified on acquisition. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition changes in reserves is recognised in equity. The cumulative post-acquisition changes are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting dates of all material associates are consistent with the reporting date of the Group.

For interests in investment vehicles the existence of significant influence is determined taking into account both the Group’s financial interests for own risk and its role as investment manager.

REAL ESTATE INVESTMENTS

Real estate investments are recognised at fair value at the balance sheet date. Changes in the carrying amount resulting from revaluations are recognised in the profit and loss account. On disposal the difference between the sale proceeds and carrying value is recognised in the profit and loss account.

The fair value of real estate investments is based on regular appraisals by independent qualified valuers. For each reporting period every property is valued either by an independent valuer or internally. Indexation is used when a property is valued internally. The index is based on the results of the independent valuations carried out in that period. Market transactions and disposals made by ING Group are monitored as part of the validation procedures to test the indexation methodology. Valuations performed earlier in the year are updated if necessary to reflect the situation at the year-end. All properties are valued independently at least every five years and more frequently if necessary.

The fair values represent the estimated amount for which the property could be exchanged on the date of valuation between a willing buyer and willing seller in an at-arm’s-length transaction after proper marketing wherein the parties each acted knowledgeably, prudently and without compulsion. Fair values are based on appraisals using valuation methods such as: comparable market transactions, capitalisation of income methods or discounted cash flow calculations. The underlying assumption used in the valuation is that the properties are let or sold to third parties based on the actual letting status. The discounted cash flow analyses and capitalisation of income method are based on calculations of the future rental income in accordance with the terms in existing leases and estimations of the rental values for new leases when leases expire and incentives like rental free periods. The cash flows are discounted using market based interest rates that reflect appropriately the risk characteristics of real estate.

ING Group owns a large real estate portfolio, widely diversified by region, by investment segment (Office, Retail and Residential) and by investment type (Core, Value Add and Opportunistic). The valuation of different investments is performed using different discount rates (‘yields’), dependent on specific characteristics of each property, including occupancy, quality of rent payments and specific local market circumstances. For ING’s main direct properties in its main locations, the yields applied in the 2011 year-end valuation generally are in the range of 5% to 8%.

The valuation of real estate investments takes (expected) vacancies into account. Occupancy rates differ significantly from investment to investment.

For real estate investments held through (minority shares in) real estate investment funds, the valuations are performed under the responsibility of the funds’ asset manager.

Subsequent expenditures are recognised as part of the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to ING Group and the cost can be measured reliably. All other repairs and maintenance costs are recognised in the profit and loss account.

PROPERTY AND EQUIPMENT

Property in own use

Land and buildings held for own use are stated at fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserve in shareholders’ equity. Decreases in the carrying amount that offset previous increases of the same asset are charged against the revaluation reserve directly in equity; all other decreases are charged to the profit and loss account. Increases that reverse a revaluation decrease on the same asset previously recognised in net result are recognised in the profit and loss account. Depreciation is recognised based on the fair value and the estimated useful life (in general 20–50 years). Depreciation is calculated on a straight-line basis. On disposal the related revaluation reserve is transferred to retained earnings.

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

Property obtained from foreclosures

Property obtained from foreclosures is stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Property obtained from foreclosures is included in Other assets – Property development and obtained from foreclosures.

Property development

Property developed and under development for which ING Group has the intention to sell the property after its completion is included in Other assets – Property development and obtained from foreclosures.

Property developed and under development for which ING Group has the intention to sell the property under development after its completion and where there is not yet a specifically negotiated contract is measured at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and ING Group’s own directly attributable development and supervision expenses less any impairment losses. Profit is recognised using the completed contract method (on sale date of the property). Impairment is recognised if the estimated selling price in the ordinary course of business, less applicable variable selling expenses is lower than carrying value.
Property under development for which ING Group has the intention to sell the property under development after its completion and where there is a specifically negotiated contract is valued using the percentage of completion method (pro rata profit recognition). The stage of completion is measured by reference to costs incurred to date as percentage of total estimated costs for each contract.

Property under development is stated at fair value (with changes in fair value recognised in the profit and loss account) if ING Group has the intention to recognise the property under development after completion as real estate investments.

Equipment

Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight line basis over their estimated useful lives, which are generally as follows: for data processing equipment two to five years, and four to ten years for fixtures and fittings. Expenditure incurred on maintenance and repairs is recognised in the profit and loss account as incurred. Expenditure incurred on major improvements is capitalised and depreciated.

Assets under operating leases

Assets leased out under operating leases in which ING Group is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to the section ‘Leases’.

Disposals

The difference between the proceeds on disposal and net carrying value is recognised in the profit and loss account under Other income.

Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs are determined at the weighted average cost of capital of the project.

LEASES

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at inception date.

ING Group as the lessee

The leases entered into by ING Group are primarily operating leases. The total payments made under operating leases are recognised in the profit and loss account on a straight-line basis over the period of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

When an operating lease is terminated before the lease period has expired, any penalty payment to be made to the lessor is recognised as an expense in the period in which termination takes place.

ING Group as the lessor

When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable under Loans and advances to customers or Amounts due from banks. The difference between the gross receivable and the present value of the receivable is unearned lease finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under Assets under operating leases.

ACQUISITIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

Acquisitions and goodwill

ING Group’s acquisitions are accounted for using the acquisition method of accounting. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalised as an intangible asset. The results of the operations of the acquired companies are included in the profit and loss account from the date control is obtained.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRSs, taking into account the initial accounting period below. Changes in the fair value of the contingent consideration classified as equity are not recognised.

Where a business combination is achieved in stages, ING Group’s previously held interests in the assets and liabilities of the acquired entity are remeasured to fair value at the acquisition date (i.e. the date ING Group attains control) and the resulting gain or loss, if any, is recognised in the profit or loss account. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the profit or loss account, where such treatment would be appropriate if that interest were disposed of. Acquisition-related costs are recognised in the profit or loss account as incurred and presented in the profit and loss account as Other operating expenses.

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

Goodwill is only capitalised on acquisitions after the implementation date of IFRS-EU (January 1, 2004). Accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on these acquisitions were recognised directly in shareholders’ equity. Goodwill is allocated to reporting units for the purpose of impairment testing. These reporting units represent the lowest level at which goodwill is monitored for internal management purposes. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the reporting units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.

Adjustments to the fair value as at the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recognised as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. On disposal of group companies, the difference between the sale proceeds and carrying value (including goodwill) and the unrealised results (including the currency translation reserve in equity) is included in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Computer software

Computer software that has been purchased or generated internally for own use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortisation is included in Other operating expenses.

Value of business acquired (VOBA)

VOBA is an asset that reflects the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. It represents the difference between the fair value of insurance liabilities and their carrying value. VOBA is amortised in a similar manner to the amortisation of deferred acquisition costs as described in the section ‘Deferred acquisition costs’.

Other intangible assets

Other intangible assets are capitalised and amortised over their expected economic life, which is generally between three and ten years. Intangible assets with an indefinite life are not amortised.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance and investment contracts that are deferred and amortised. The deferred costs, all of which vary with (and are primarily related to) the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses.

For traditional life insurance contracts, certain types of flexible life insurance contracts, and non-life contracts, DAC is amortised over the premium payment period in proportion to the premium revenue recognised.

For other types of flexible life insurance contracts DAC is amortised over the lives of the policies in relation to the emergence of estimated gross profits. Amortisation is adjusted when estimates of current or future gross profits, to be realised from a group of products, are revised. The estimates and the assumptions are reassessed at the end of each reporting period. Higher/lower expected profits (e.g. reflecting stock market performance or a change in the level of assets under management) may cause a lower/higher balance of DAC due to the catch-up of amortisation in previous and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recognised in the profit and loss account of the period in which the unlocking occurs. Effective as of 2011, the estimate for the short-term equity growth assumption used to calculate the amortisation of DAC in the United States (Insurance US) was changed to a mean reversion assumption.

DAC is evaluated for recoverability at issue. Subsequently it is tested on a regular basis together with the provision for life insurance liabilities and VOBA. The test for recoverability is described in the section ‘Insurance, Investment and Reinsurance Contracts’.

For certain products DAC is adjusted for the impact of unrealised results on allocated investments through equity.

TAXATION

Income tax on the result for the year comprises current and deferred tax. Income tax is recognised in the profit and loss account but it is recognised directly in equity if the tax relates to items that are recognised directly in equity.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets and liabilities are not discounted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognised as an asset where it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are recognised directly in equity, is also recognised directly in equity and is subsequently recognised in the profit and loss account together with the deferred gain or loss.

FINANCIAL LIABILITIES

Financial liabilities at amortised cost

Financial liabilities at amortised cost include the following sub-categories: preference shares, other borrowed funds, debt securities in issue, subordinated loans, amounts due to banks and customer deposits and other funds on deposit.

Borrowings are recognised initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of the liability and the consideration paid is included in the profit and loss account.

Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss comprise the following sub-categories: trading liabilities, non-trading derivatives and other financial liabilities designated at fair value through profit and loss by management. Trading liabilities include equity securities, debt securities, funds on deposit and derivatives. Designation by management will take place only if it eliminates a measurement inconsistency or if the related assets and liabilities are managed on a fair value basis. ING Group has designated an insignificant part of the issued debt, related to market-making activities, at fair value through profit and loss. This issued debt consists mainly of own bonds. The designation as fair value through profit and loss eliminates the inconsistency in the timing of the recognition of gains and losses. All other financial liabilities are measured at amortised cost.

Financial guarantee contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument. Such financial guarantees are initially recognised at fair value and subsequently measured at the higher of the discounted best estimate of the obligation under the guarantee and the amount initially recognised less cumulative amortisation to reflect revenue recognition principles.

INSURANCE, INVESTMENT AND REINSURANCE CONTRACTS

Provisions for liabilities under insurance contracts are established in accordance with IFRS 4 ‘Insurance Contracts’. Under IFRS 4, an insurer may continue its existing pre-IFRS accounting policies for insurance contracts, provided that certain minimum requirements are met. Upon adoption of IFRS in 2005, ING Group decided to continue the then existing accounting principles for insurance contracts under IFRS. ING Group operates in many different countries and the accounting principles for insurance contracts follow local practice in these countries. ING’s businesses in the Netherlands apply accounting standards generally accepted in the Netherlands (Dutch GAAP) for its provisions for liabilities under insurance contracts; similarly, ING’s businesses in the United States apply accounting standards generally accepted in the United States (US GAAP).

Changes in those local accounting standards (including Dutch GAAP and US GAAP) subsequent to the adoption of IFRS are considered for adoption on a case-by-case basis. If adopted, the impact thereof is accounted for as a change in accounting policy under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In addition, for certain specific products or components thereof, ING applies the option in IFRS 4 to measure (components of) the provisions for liabilities under insurance contracts using market consistent interest rates and other current estimates and assumptions. This relates mainly to Guaranteed Minimum Withdrawal Benefits for Life on the Insurance US Closed Block VA book and certain guarantees embedded in insurance contracts in Japan.

Insurance contracts

Insurance policies which bear significant insurance risk and/or contain discretionary participation features are presented as insurance contracts. Provisions for liabilities under insurance contracts represent estimates of future payouts that will be required for life and non-life insurance claims, including expenses relating to such claims. For some insurance contracts the measurement reflects current market assumptions. Unless indicated otherwise below all changes in the insurance provisions are recognised in the profit and loss account.

Provision for life insurance

The Provision for life insurance is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts. Specific methodologies may differ between business units as they may reflect local regulatory requirements and local practices for specific product features in the local markets.

Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy.

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

The as yet unamortised interest rate rebates on periodic and single premium contracts are deducted from the Provision for life insurance. Interest rate rebates granted during the year are capitalised and amortised in conformity with the anticipated recovery pattern and are recognised in the profit and loss account.

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

Claims provision

The claims provision is calculated on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported (IBNR) and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques. In addition, IBNR reserves are set to recognise the estimated cost of losses that have occurred but which have not yet been notified to the Group.

Deferred profit sharing

For insurance contracts with discretionary participation features a deferred profit sharing amount is recognised for the full amount of the unrealised revaluation on allocated investments. Upon realisation, the profit sharing on unrealised revaluation is reversed and a deferred profit sharing amount is recognised for the share of realised results on allocated investments that is expected to be shared with policyholders. The deferred profit sharing amount is reduced by the actual allocation of profit sharing to individual policyholders. The change in the deferred profit sharing amount on unrealised revaluation (net of deferred tax) is recognised in equity in the Revaluation reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Provisions for life insurance for risk of policyholders

For insurance contracts for risk of policyholders the provisions are generally shown at the balance sheet value of the related investments.

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

Adequacy test

The adequacy of the provision for life insurance, net of unamortised interest rate rebates, DAC and VOBA (the net insurance liabilities), is evaluated regularly by each business unit for the business originated in that business unit. The test considers current estimates of all contractual and related cash flows, and future developments. It includes investment income on the same basis as it is included in the profit and loss account.

If, for any business unit, it is determined, using a best estimate (50%) confidence level, that a shortfall exists, and there are no offsetting amounts within other business units in the Business Line, the shortfall is recognised immediately in the profit and loss account.

If, for any business unit, the net insurance liabilities are not adequate using a prudent (90%) confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the net insurance liabilities over a period no longer than the expected life of the policies. To the extent that there are no offsetting amounts within other Group business units, any shortfall at the 90% confidence level is recognised immediately in the profit and loss account.

If the net insurance liabilities are determined to be adequate at above the 90% confidence level, no reduction in the net insurance liabilities is recognised.

As at December 31, 2009, the Closed Block Variable Annuity business in the United States was inadequate at the 90% confidence level. As there were offsetting amounts within other Group business units, the Group remained adequate at the 90% confidence level. In line with the above policy, specific measures were defined to mitigate the inadequacy in the Closed Block Variable Annuity business in the United States. These specific measures are effective as of 2010 and result in a limitation of additions to DAC that would otherwise result from negative amortisation and unlocking. This limitation of DAC is applied on a quarterly basis and in any year if and when a reserve inadequacy existed at the start of the year. The impact on 2010 was EUR 610 million lower DAC and consequently lower result before tax. Net result in 2011 includes a charge to restore the adequacy of the Insurance US Closed Block VA segment to the 50% confidence level. Reference is made to Note 43 ‘Underwriting expenditure’.

Investment contracts

Insurance policies without discretionary participation features which do not bear significant insurance risk are presented as Investment contracts. Provisions for liabilities under investment contracts are determined either at amortised cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses, and unrecognised past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.

The expected value of the assets is calculated using the expected rate of return on plan assets. Differences between the expected return and the actual return on these plan assets and actuarial changes in the deferred benefit obligation are not recognised in the profit and loss account, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is recognised in the profit and loss account over employees’ remaining working lives. The corridor was reset to nil at the date of transition to IFRS-IASB.

The value of any plan asset recognised is restricted to the sum of any past service costs not yet recognised and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as staff expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

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

Reorganisation provisions include employee termination benefits when the Group is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

INCOME RECOGNITION

Gross premium income

Premiums from life insurance policies are recognised as income when due from the policyholder. For non-life insurance policies, gross premium income is recognised on a pro-rata basis over the term of the related policy coverage. Receipts under investment contracts are not recognised as gross premium income.

Interest

Interest income and expense are recognised in the profit and loss account using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

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

Fees and commissions

Fees and commissions are generally recognised as the service is provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as income when the syndication has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party – such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses – are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts as the service is provided. Asset management fees related to investment funds and investment contract fees are recognised on a pro-rata basis over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time. Fees received and paid between banks for payment services are classified as commission income and expenses.

Lease income

The proceeds from leasing out assets under operating leases are recognised on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING Group is the lessor are divided into an interest component (recognised as interest income) and a repayment component.

EXPENSE RECOGNITION

Expenses are recognised in the profit and loss account as incurred or when a decrease in future economic benefits related to a decrease in an asset or an increase in a liability has arisen that can be measured reliably.

Share-based payments

Share-based payment expenses are recognised as a staff expense over the vesting period. A corresponding increase in equity is recognised for equity-settled share-based payment transactions. A liability is recognised for cash-settled share-based payment transactions. The fair value of equity-settled share-based payment transactions is measured at the grant date and the fair value of cash-settled share-based payment transactions is measured at each balance sheet date. Rights granted will remain valid until the expiry date, even if the share based payment scheme is discontinued. The rights are subject to certain conditions, including a pre-determined continuous period of service.

GOVERNMENT GRANTS

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, the grant is recognised over the period necessary to match the grant on a systematic basis to the expense that it is intended to compensate. In such case, the grant is deducted from the related expense in the profit and loss account.

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

2.1.2 NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS OF ING GROUP

ASSETS

1 Cash and balances with central banks

Cash and balances with central banks:

	2011	2010
Amounts held at central banks	26,481	7,983
Cash and bank balances	3,974	4,264
Short term deposits insurance operations	739	825

	31,194	13,072

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2 Amounts due from banks

Amounts due from banks:

	Netherlands		International		Total
	2011	2010	2011	2010	2011	2010
Loans and advances to banks	13,752	14,416	29,556	34,640	43,308	49,056
Cash advances, overdrafts and other balances	1,322	1,754	700	1,039	2,022	2,793

	15,074	16,170	30,256	35,679	45,330	51,849

Loan loss provisions			(7)	(21)	(7)	(21)

	15,074	16,170	30,249	35,658	45,323	51,828

As at December 31, 2011, Amounts due from banks included receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 2,925 million (2010: EUR 4,621 million) and receivables related to finance lease contracts amounting to EUR 76 million (2010: EUR 82 million).

As at December 31, 2011, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to nil (2010: nil) and EUR 2,267 million (2010: EUR 1,381 million), respectively.

As at December 31, 2011, the non-subordinated receivables amounted to EUR 45,304 million (2010: EUR 51,788 million) and the subordinated receivables amounted to EUR 19 million (2010: EUR 40 million).

No individual amount due from banks has terms and conditions that materially affect the amount, timing or certainty of consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

3 Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss

	2011	2010
Trading assets	123,688	125,675
Investments for risk of policyholders	116,438	120,481
Non-trading derivatives	17,159	11,722
Designated as at fair value through profit and loss	5,437	6,016

	262,722	263,894

Trading assets by type

	2011	2010
Equity securities	3,732	5,861
Debt securities	18,251	27,979
Derivatives	59,139	42,390
Loans and receivables	42,566	49,445

	123,688	125,675

The increase in trading derivatives and other non-trading derivatives for which no hedge accounting is applied is mainly due to changes in fair value resulting from changes in market interest rates. The increase is substantially mitigated by a similar increase in Trading derivates and Other non-trading derivatives (liabilities) as disclosed in Note 20 ‘Financial liabilities at fair value through profit and loss’.

As at December 31, 2011, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to EUR 591 million (2010: EUR 69 million) and nil (2010: nil), respectively. As at December 31, 2011, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to EUR 47 million (2010: EUR 65 million) and EUR 1,752 million (2010: EUR 667 million), respectively.

As at December 31, 2011, Trading assets included receivables of EUR 40,904 million (2010: EUR 47,894 million) with regard to reverse repurchase transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Investments for risk of policyholders by type

	2011	2010
Equity securities	105,580	109,191
Debt securities	9,612	8,944
Loans and receivables	1,246	2,346

	116,438	120,481

The cost of investments for risk of policyholders as at December 31, 2011 was EUR 113,267 million (2010: EUR 113,879 million).

Investments in investment funds (with underlying investments in debt, equity securities, real estate and derivatives) are included under equity securities.

Non-trading derivatives by type

	2011	2010
Derivatives used in
– fair value hedges	3,192	4,127
– cash flow hedges	6,641	4,440
– hedges of net investments in foreign operations	141	81
Other non-trading derivatives	7,185	3,074

	17,159	11,722

Other non-trading derivatives mainly include interest rate swaps for which no hedge accounting is applied.

Designated as at fair value through profit and loss by type

	2011	2010
Equity securities	45	392
Debt securities	2,967	3,672
Loans and receivables	1,000	570
Other	1,425	1,382

	5,437	6,016

Included in the Financial assets designated as at fair value through profit and loss is a portfolio of loans and receivables which is economically hedged by credit derivatives. The hedges do not meet the criteria for hedge accounting and the loans are recorded at fair value to avoid an accounting mismatch. The maximum credit exposure of the loans and receivables included in Financial assets designated as at fair value through profit and loss approximates its carrying value. The cumulative change in fair value of the loans attributable to changes in credit risk is not significant.

The notional value of the related credit derivatives is EUR 64 million (2010: EUR 205 million). The change in fair value of the credit derivatives attributable to changes in credit risk since the loans were first designated amounts was EUR (1) million (2010: nil) and the change for the current year was nil (2010: nil).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

4 Investments

Investments by type

	2011	2010
Available-for-sale
– equity securities	9,305	9,754
– debt securities	199,234	212,793

	208,539	222,547

Held-to-maturity
– debt securities	8,868	11,693

	8,868	11,693

	217,407	234,240

The fair value of the securities classified as held to maturity amounts to EUR 8,835 million as at December 31, 2011 (2010: EUR 11,854 million).

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following balance sheet lines:

Debt securities

	2011	2010
Available-for-sale investments	199,234	212,793
Held-to-maturity investments	8,868	11,693
Loans and advances to customers	29,117	34,251
Due from banks	7,321	8,122

Available-for-sale investments and Assets at amortised cost	244,540	266,859

Trading assets	18,251	27,979
Investments for risk of policyholders	9,612	8,944
Designated as at fair value through profit and loss	2,967	3,672

Financial assets at fair value through profit and loss	30,830	40,595

	275,370	307,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING Group’s total exposure to debt securities included in available-for-sale investments and assets at amortised cost of EUR 244,540 million (2010: EUR 266,859 million) is specified as follows by type of exposure and by banking and insurance operations:

Debt securities by type and balance sheet line (banking operations)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Due from banks		Total Banking operations
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Government bonds	47,256	49,973	881	950	1,081	1,037			49,218	51,960
Covered bonds	6,537	4,974	7,209	9,212	7,468	7,818	6,591	6,943	27,805	28,947
Corporate bonds	1,088	904			425	162			1,513	1,066
Financial institution bonds	15,192	24,015	421	425	134	244	736	1,179	16,483	25,863

Bond portfolio (excluding ABS)	70,073	79,866	8,511	10,587	9,108	9,261	7,327	8,122	95,019	107,836

US agency RMBS	402	10,921		9					402	10,930
US prime RMBS	18	706							18	706
US Alt-A RMBS	156	2,431							156	2,431
US subprime RMBS	22	87							22	87
Non-US RMBS	1,127	1,382		50	9,551	13,245	(6)		10,672	14,677
CDO/CLO	55	77			416	497			471	574
Other ABS	441	592	357	358	2,190	3,540			2,988	4,490
CMBS	175	397		689	1,171	1,323			1,346	2,409

ABS portfolio	2,396	16,593	357	1,106	13,328	18,605	(6)		16,075	36,304

	72,469	96,459	8,868	11,693	22,436	27,866	7,321	8,122	111,094	144,140

In 2011, Changes in debt securities (banking operations) include the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Debt securities by type and balance sheet line (insurance operations)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Due from banks		Total Insurance operations
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Government bonds	54,732	48,455							54,732	48,455
Covered bonds	1,118	1,327							1,118	1,327
Corporate bonds	45,260	38,404							45,260	38,404
Financial institution bonds	11,700	13,047							11,700	13,047

Bond portfolio (excluding ABS)	112,810	101,233							112,810	101,233

US agency RMBS	5,228	4,799							5,228	4,799
US prime RMBS	1,380	1,625							1,380	1,625
US Alt-A RMBS	295	358							295	358
US subprime RMBS	752	1,560							752	1,560
Non-US RMBS	513	571			4,515	4,603			5,028	5,174
CDO/CLO	183	329			505	402			688	731
Other ABS	1,459	1,317			1,346	1,112			2,805	2,429
CMBS	4,145	4,542			315	268			4,460	4,810

ABS portfolio	13,955	15,101			6,681	6,385			20,636	21,486

	126,765	116,334			6,681	6,385			133,446	122,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Debt securities by type and balance sheet line (total)

	Available-for-sale investments		Held-to-maturity investments		Loans and advances to customers		Due from banks		Total Banking and Insurance operations
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Government bonds	101,988	98,428	881	950	1,081	1,037			103,950	100,415
Covered bonds	7,655	6,301	7,209	9,212	7,468	7,818	6,591	6,943	28,923	30,274
Corporate bonds	46,348	39,308			425	162			46,773	39,470
Financial institution bonds	26,892	37,062	421	425	134	244	736	1,179	28,183	38,910

Bond portfolio (excluding ABS)	182,883	181,099	8,511	10,587	9,108	9,261	7,327	8,122	207,829	209,069

US agency RMBS	5,630	15,720		9					5,630	15,729
US prime RMBS	1,398	2,331							1,398	2,331
US Alt-A RMBS	451	2,789							451	2,789
US subprime RMBS	774	1,647							774	1,647
Non-US RMBS	1,640	1,952		50	14,066	17,848	(6)		15,700	19,850
CDO/CLO	238	406			921	899			1,159	1,305
Other ABS	1,900	1,910	357	358	3,536	4,652			5,793	6,920
CMBS	4,320	4,939		689	1,486	1,591			5,806	7,219

ABS portfolio	16,351	31,694	357	1,106	20,009	24,990	(6)		36,711	57,790

	199,234	212,793	8,868	11,693	29,117	34,251	7,321	8,122	244,540	266,859

Further comments on the ABS portfolio and the Bond portfolio (excluding ABS), including ABS and Greek, Italian, Irish, Portuguese and Spanish Government and unsecured Financial Institution bonds, is provided in the Risk management section under ‘ABS portfolio’ and ‘Greece, Italy, Ireland, Portugal and Spain’.

Asset backed security portfolio

The table below shows certain ABS (US Subprime RMBS, Alt-A RMBS, CMBS and CDO/CLOs) that were considered pressurised asset classes. It includes exposures in all relevant balance sheet lines, including not only loans and advances and investments available-for-sale as disclosed above, but also financial assets designated as at fair value through profit and loss.

Exposures, revaluations and losses on pressurised ABS bonds

	December 31, 2011		Change in 2011			December 31, 2010
	Balance sheet value (1)	Pre-tax revaluation reserve	Changes through equity (pre-tax)	Changes through profit and loss (pre-tax)	Other changes	Balance sheet value (1)	Pre-tax revaluation reserve
US Subprime RMBS	774	(190)	37	(75)	(835)	1,647	(227)
US Alt-A RMBS	501	(15)	(252)	(93)	(2,001)	2,847	237
CDO/CLOs	1,390	(60)	(51)	(22)	(67)	1,530	(9)
CMBS	5,901	(464)	69	(13)	(1,485)	7,330	(533)

Total pressurised ABS	8,566	(729)	(197)	(203)	(4,388)	13,354	(532)

(1)	For assets classified as loans and receivables: amortised cost; otherwise: fair value.

Other changes includes mainly redemptions/prepayments and the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Reference is made to Note 34 ‘Fair value of financial assets and liabilities’ for disclosure by fair value hierarchy and Note 37 ‘Investment income’ for impairments on available-for-sale debt securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Greece, Italy, Ireland, Portugal and Spain

In the first half of 2010 concerns arose regarding the creditworthiness of several southern European countries, which later spread to a few other European countries. As a result of these concerns the value of sovereign debt decreased and exposures in those countries are being monitored closely. With regard to troubled European countries, ING Group’s main focus is on Greece, Italy, Ireland, Portugal and Spain as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or receive support from the ECB via government bond purchases in the secondary market. Within these countries, ING Group’s main focus is on exposure to Government bonds and Unsecured Financial institutions’ bonds. The following disclosure focuses in particular on ING Group’s balance sheet exposure with regard to Government bonds and Unsecured Financial institutions’ bonds in Greece, Italy, Ireland, Portugal and Spain. At December 31, 2011, ING Group’s balance sheet value of ‘Government bonds’ and Unsecured Financial institutions’ bonds to Greece, Italy, Ireland, Portugal and Spain and the related pre-tax revaluation reserve in equity was as follows:

Greece, Italy, Ireland, Portugal and Spain - Government bonds and Unsecured Financial institutions’ bonds (1)

2011	Balance sheet value	Pre-tax revaluation reserve	Pre-tax impairments (2)	Amortised cost value	Fair value of investments held-to-maturity
Greece
Government bonds available-for-sale	255	0	(940)	1,195
Italy
Government bonds available-for-sale	2,033	(443)	0	2,476
Government bonds at amortised cost (loans)	97			97
Financial institutions available-for-sale	684	(88)		772
Financial institutions at amortised cost (held-to-maturity)	30			30	28
Financial institutions at amortised cost (loans)	131			131
Ireland
Government bonds available-for-sale	43	(10)		53
Financial institutions available-for-sale	44	(1)		45
Financial institutions at amortised cost (held-to-maturity)	34			34	35
Financial institutions at amortised cost (loans)	122			122
Portugal
Government bonds available-for-sale	533	(299)		832
Financial institutions available-for-sale	125	(32)		157
Spain
Government bonds available–for-sale	1,190	(203)		1,393
Government bonds at amortised cost (held-to-maturity)	170			170	170
Financial institutions available-for-sale	277	(37)		314
Financial institutions at amortised cost (loans)	85	(1)		86

Total	5,853	(1,114)	(940)	7,907	233

(1)	Exposures are included based on the parent country of the issuer.
(2)

Pre-tax impairments relate to bonds held at December 31, 2011. In addition, EUR 38 million and EUR 189 million impairments were recognised in 2011 on Greek government bonds and Irish unsecured Financial institutions’ bonds that were no longer held at December 31, 2011. The total amount of impairments recognised on Greek Government bonds and Irish unsecured Financial institutions’ bonds in 2011 is therefore EUR 978 million and EUR 189 million as explained below.

The impact on ING Group’s revaluation reserve in relation to sovereign and unsecured financial institutions debt is limited per December 31, 2011: the negative impact on troubled countries is offset by opposite positive movements in bonds of financially stronger European countries and by the positive impact from lower interest rates in general. Furthermore, in the course of 2011, ING Group reduced its sovereign debt exposure to these troubled countries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

On July 21,2011 a Private Sector Initiative to support Greece was announced. This initiative involves a voluntary exchange of existing Greek government bonds together with a Buyback Facility. Based on this initiative, ING Group impaired its Greek government bonds maturing up to 2020 in the second quarter of 2011 (Bank: EUR 187 million, Insurance: EUR 123 million). The decrease in market value in the third quarter of 2011 of these impaired bonds was recognised as re-impairment (Bank: EUR 90 million, Insurance: EUR 70 million). Due to the outcome of the EC meeting on October 26, 2011, the Greek government bonds maturing from 2020 were impaired in the third quarter of 2011 (Bank: EUR 177 million, Insurance: EUR 130 million). ING Group impaired all its Greek Government bonds to market value at December 31, 2011. This resulted in a re-impairment in the fourth quarter of 2011 of EUR 200 million (Bank: EUR 133 million, Insurance: EUR 67 million), bringing the total impairments on Greek government bonds to EUR 978 million (Bank: EUR 588 million, Insurance: EUR 390 million). The total Greek government bond portfolio has now been written down by approximately 80%.

In 2011 ING Insurance recognised a total impairment of EUR 189 million on subordinated debt from Irish banks.

Reference is made to Note 34 ‘Fair value of financial assets and liabilities’ for disclosure by fair value hierarchy and Note 37 ‘Investment income’ for impairments on available-for-sale debt securities.

Further information on ING Group’s risk exposure with regard to Greece, Italy, Ireland, Portugal and Spain is provided in the ‘Risk management’ section.

Changes in available-for-sale and held-to-maturity investments

	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Opening balance	9,754	8,853	212,793	188,850	11,693	14,409	234,240	212,112
Additions	1,525	2,381	222,020	160,658		141	223,545	163,180
Amortisation			(226)	(103)	(14)	(13)	(240)	(116)
Transfers and reclassifications	1,288	12		282		(282)	1,288	12
Changes in the composition of the group and other changes	(188)	(5)	(23,232)	(23)	(444)		(23,864)	(28)
Changes in unrealised revaluations	(845)	642	5,645	5,000			4,800	5,642
Impairments	(253)	(75)	(1,485)	(735)			(1,738)	(810)
Reversals of impairments			79	11			79	11
Disposals and redemptions	(2,023)	(2,228)	(219,023)	(150,569)	(2,370)	(2,620)	(223,416)	(155,417)
Exchange rate differences	47	174	2,663	9,422	3	58	2,713	9,654

Closing balance	9,305	9,754	199,234	212,793	8,868	11,693	217,407	234,240

In 2011, Changes in the composition of the group and other changes relates mainly to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Reference is made to Note 37 ‘Investment income’ for details on Impairments.

Transfers and reclassifications of available-for-sale and held-to-maturity investments

	Available-for-sale equity securities		Available-for-sale debt securities		Held-to-maturity		Total
	2011	2010	2011	2010	2011	2010	2011	2010
To/from held-to-maturity				282				282
To/from available-for-sale						(282)		(282)
To/from investment in associates	1,288	12					1,288	12

	1,288	12		282		(282)	1,288	12

In 2011, To/from investment in associates in relation to available-for-sale equity securities relates mainly to the real estate funds for which significant influence ceased to exist due to the sale of ING Real Estate Investment Management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Held-to-maturity debt securities – sale and reclassification to available-for-sale investments (2010)

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

Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)

Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS-IASB as of the third quarter of 2008. In the second and first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had the intention to hold for the foreseeable future. The table below provides information on the three reclassifications made in the fourth quarter of 2008 and the first and second quarter of 2009. Information is provided for each of the three reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS-IASB as long as the reclassified assets continue to be recognised in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Reclassifications to Loans and advances to customers and Amounts due from banks

	Q2 2009	Q1 2009	Q4 2008
As per reclassification date
Fair value	6,135	22,828	1,594
Range of effective interest rates (weighted average)	1.4%–24.8%	2.1%–11.7%	4.1%–21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	(896)	(1,224)	(69)
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	(79)
Recognised fair value gains (losses) in shareholders’ equity (before tax) in the year prior to reclassification	(971)	(192)	(20)
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil	nil
Recognised impairment (before tax) in the year prior to reclassification	nil	nil	nil

Impact on the financial years after reclassification:
2011
Carrying value as at December 31,	6,734	14,419	633
Fair value as at December 31,	6,524	13,250	648
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at December 31,	(307)	(446)	(8)
Effect on shareholders’ equity (before tax) as at December 31, if reclassification had not been made	(210)	(1,169)	15
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	127	390	28
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2010
Carrying value as at December 31,	6,418	16,906	857
Fair value as at December 31,	6,546	16,099	889
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at December 31,	(491)	(633)	(65)
Effect on shareholders’ equity (before tax) as at December 31, if reclassification had not been made	128	(807)	32
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the year (mainly interest income)	78	467	34
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2009
Carrying value as at December 31,	6,147	20,551	1,189
Fair value as at December 31,	6,472	20,175	1,184
Unrealised fair value losses in shareholders’ equity (before tax) as at December 31,	(734)	(902)	(67)
Effect on shareholders’ equity (before tax) as at December 31, if reclassification had not been made	325	(376)	(5)
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification until December 31, (mainly interest income)	54	629	n/a
Effect on result (before tax) for the year (mainly interest income)	n/a	n/a	47
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2008
Carrying value as at December 31,			1,592
Fair value as at December 31,			1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at December 31,			(79)
Effect on shareholders’ equity (before tax) as at December 31, if reclassification had not been made			(27)
Effect on result (before tax) if reclassification had not been made			nil
Effect on result (before tax) after the reclassification until December 31, (mainly interest income)			9
Recognised impairments (before tax)			nil
Recognised provision for credit losses (before tax)			nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Available-for-sale equity securities by banking and insurance operations

	Listed		Unlisted			Total
	2011	2010	2011	2010	2011	2010
Banking operations	1,722	2,159	744	582	2,466	2,741
Insurance operations	3,807	4,438	3,032	2,575	6,839	7,013

	5,529	6,597	3,776	3,157	9,305	9,754

Debt securities by banking and insurance operations

	Available-for-sale		Held-to-maturity			Total
	2011	2010	2011	2010	2011	2010
Banking operations	72,469	96,459	8,868	11,693	81,337	108,152
Insurance operations	126,765	116,334			126,765	116,334

	199,234	212,793	8,868	11,693	208,102	224,486

As at December 31, 2011, the balance sheet value included equity securities which were lent or sold in repurchase transactions amounting to nil (2010: nil) and nil (2010: nil), respectively, and debt securities which were lent or sold in repurchase transactions amounting to EUR 909 million (2010: EUR 3,302 million) and EUR 21,183 million (2010: EUR 14,617 million), respectively.

Investments in connection with the insurance operations with a combined carrying value of nil (2010: EUR 6 million) did not produce any income for the year ended December 31, 2011.

5 Loans and advances to customers

Loans and advances to customers by banking and insurance operations

	2011	2010
Banking operations	572,271	584,773
Insurance operations	32,972	31,065

	605,243	615,838

Eliminations	(8,366)	(6,900)

	596,877	608,938

Loans and advances to customers by type – banking operations

	Netherlands		International		Total
	2011	2010	2011	2010	2011	2010
Loans to, or guaranteed by, public authorities	29,281	28,671	25,867	27,282	55,148	55,953
Loans secured by mortgages	162,734	157,672	160,404	172,801	323,138	330,473
Loans guaranteed by credit institutions	379	308	8,260	8,356	8,639	8,664
Personal lending	5,012	5,125	19,389	16,618	24,401	21,743
Asset backed securities			13,328	18,605	13,328	18,605
Corporate loans	48,851	53,785	103,709	100,724	152,560	154,509

	246,257	245,561	330,957	344,386	577,214	589,947

Loan loss provisions	(2,002)	(1,932)	(2,941)	(3,242)	(4,943)	(5,174)

	244,255	243,629	328,016	341,144	572,271	584,773

Loans and advances to customers analysed by subordination – banking operations

	2011	2010
Non-subordinated	566,672	579,350
Subordinated	5,599	5,423

	572,271	584,773

As at December 31, 2011, the balance sheet value included debt securities which were lent or sold in repurchase transactions amounting to nil (2010: nil) and EUR 1,778 million (2010: EUR 727 million), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Loans and advances to customers by type – insurance operations

	Netherlands		International			Total
	2011	2010	2011	2010	2011	2010
Policy loans	44	47	3,308	3,180	3,352	3,227
Loans secured by mortgages	6,450	6,594	7,692	7,169	14,142	13,763
Unsecured loans	2,187	3,046	5,135	3,137	7,322	6,183
Asset backed securities	6,681	6,385			6,681	6,385
Other	355	442	1,244	1,182	1,599	1,624

	15,717	16,514	17,379	14,668	33,096	31,182

Loan loss provisions	(80)	(71)	(44)	(46)	(124)	(117)

	15,637	16,443	17,335	14,622	32,972	31,065

As at December 31, 2011, Loans and advances to customers included receivables with regard to securities which have been acquired in reverse repurchase transactions related to the banking operations amounting to EUR 1,228 million (2010: EUR 1,609 million).

No individual loan or advance has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group. For details on significant concentrations see ‘Risk management’ section.

Loans and advances to customers and Amounts due from banks include finance lease receivables, are detailed as follows:

Finance lease receivables

	2011	2010
Maturities of gross investment in finance lease receivables
– within 1 year	5,386	5,060
– more than 1 year but less than 5 years	9,407	9,700
– more than 5 years	5,875	6,089

	20,668	20,849

Unearned future finance income on finance leases	(3,228)	(3,328)

Net investment in finance leases	17,440	17,521

Maturities of net investment in finance lease receivables
– within 1 year	4,697	4,363
– more than 1 year but less than 5 years	8,035	8,294
– more than 5 years	4,708	4,864

	17,440	17,521

Included in Amounts due from banks	76	82
Included in Loans and advances to customers	17,364	17,439

	17,440	17,521

The allowance for uncollectible finance lease receivables included in the loan loss provisions amounted to EUR 223 million as at December 31, 2011 (2010: EUR 177 million).

No individual finance lease receivable has terms and conditions that materially affect the amount, timing or certainty of the consolidated cash flows of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Loan loss provisions analysed by type – banking operations

	Netherlands		International		Total
	2011	2010	2011	2010	2011	2010
Loans to, or guaranteed by, public authorities	1		2	3	3	3
Loans secured by mortgages	503	416	712	1,183	1,215	1,599
Loans guaranteed by credit institutions	4	1	5	22	9	23
Personal lending	119	131	597	536	716	667
Asset backed securities			2		2
Corporate loans	1,375	1,384	1,630	1,519	3,005	2,903
Other

	2,002	1,932	2,948	3,263	4,950	5,195

The closing balance is included in
– Amounts due from banks			7	21	7	21
– Loans and advances to customers	2,002	1,932	2,941	3,242	4,943	5,174

	2,002	1,932	2,948	3,263	4,950	5,195

Changes in loan loss provisions

	Banking operations		Insurance operations		Total
	2011	2010	2011	2010	2011	2010
Opening balance	5,195	4,399	117	111	5,312	4,510
Changes in the composition of the group	(3)		(2)		(5)
Write-offs	(1,304)	(1,166)	(24)	(42)	(1,328)	(1,208)
Recoveries	112	105	2	1	114	106
Increase in loan loss provisions	1,670	1,751	33	41	1,703	1,792
Exchange rate differences	(83)	155	(2)	6	(85)	161
Other changes	(637)	(49)			(637)	(49)

Closing balance	4,950	5,195	124	117	5,074	5,312

The increase in loan loss provisions relating to insurance operations is presented under Investment income. The increase in the loan loss provisions relating to banking operations is presented under Addition to loan loss provisions on the face of the profit and loss account.

In 2011, Other changes relates for EUR 565 million to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

6 Investments in associates

Investments in associates

2011	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	509	580	16,100	14,847	377	301
Sul America S.A.	36	641	394	5,353	4,292	3,941	3,662
CBRE Retail Property Fund Iberica LP	29		147	1,666	1,146	96	65
CBRE Lionbrook Property Partnership LP	27		102	604	225	50	17
CBRE Property Fund Central Europe LP	25		90	897	536	87	4
ING Real Estate Asia Retail Fund	26		87	868	512	81	37
CBRE French Residential Fund C.V.	42		78	249	65	24	8
The Capital (London) Fund	20		77	387	3	14	3
CBRE Retail Property Fund France Belgium C.V.	15		73	1,374	889	117	57
CBRE Nordic Property Fund FGR	14		60	1,079	662	92	67
CBRE Property Fund Central and Eastern Europe	21		51	747	509	122	57
Other investments in associates			631

			2,370

Other investments in associates represents a large number of associates with an individual balance sheet value of less than EUR 50 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Accumulated impairments of EUR 38 million (2010: EUR 71 million) have been recognised.

As a result of the sale of ING Real Estate Investment Management in 2011, as disclosed in Note 30 ‘Companies acquired and companies disposed’, ING is no longer the investment manager of certain funds. For some of the funds significant influence therefore ceased to exist. Significant influence remained for certain funds in which the interest held is below 20% based on the combination of ING Group’s financial interest for own risk and other arrangements, such as participation in the advisory board.

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

Investments in associates

2010	Interest held (%)	Fair value of listed investment	Balance sheet value	Total assets	Total liabilities	Total income	Total expenses
TMB Public Company Limited	30	773	565	14,055	12,826	321	262
Sul America S.A.	36	948	388	5,223	4,178	3,749	3,307
CBRE DRET Master Fund C.V. (1)	15		201	1,643	267	146	34
CBRE DOF Master Fund I C.V. (1)	16		195	1,480	268	67	24
CBRE Retail Property Fund Iberica LP (1)	29		144	1,635	1,122	149	86
CBRE DRES Master Fund C.V. (1)	13		111	1,004	180	52	20
ING Real Estate Asia Retail Fund	28		107	782	450	51	53
CBRE DOF Master Fund II C.V. (1)	16		101	755	129	45	29
CBRE Lionbrook Property Partnership LP (1)	21		96	620	171	77	19
CBRE Vastgoed Kantoren C.V. (1)	10		90	945	46	75	40
CBRE Vastgoed Winkels C.V. (1)	10		89	900	5	90	20
Lion Properties Fund	4		86	3,412	1,428	1,606	1,150
Lion Industrial Trust	8		85	2,691	1,583	247	130
ING Industrial Fund Australia	8	81	85	1,830	756	162	86
CBRE French Residential Fund C.V. (1)	45		76	233	63	20	8
CBRE Property Fund Central Europe LP (1)	25		74	806	510	66	37
Steadfast Capital Fund II LP	68		74	145		3	2
CBRE Retail Property Fund France. Belgium C.V. (1)	15		70	1,382	916	102	56
Lion Value Fund	30		69	341	109	53	10
CBRE DRES Master Fund II C.V. (1)	13		63	612	143	22	18
CBRE Nordic Property Fund FGR (1)	15		61	940	543	81	59
ING REI Investment DOF B.V.	3		59	2,235	414	199	175
CBRE Retail Property Partnership Southern Europe C.V. (1)	21		52	1,001	759	48	67
CBRE European Industrial Fund C.V. (1)	15		50	647	308	42	28
Other investments in associates			934

			3,925

(1)	The name of this associate changed in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in Investments in associates

	2011	2010
Opening balance	3,925	3,699
Additions	140	165
Changes in the composition of the group	16	(26)
Transfers to and from Investments	(1,288)	(12)
Revaluations	(19)	(2)
Share of results	241	314
Dividends received	(174)	(229)
Disposals	(383)	(232)
Impairments	(20)	(3)
Exchange rate differences	(68)	251

Closing balance	2,370	3,925

In 2011, Transfers to and from Investments relates mainly to the real estate funds for which significant influence ceased to exist due to the sale of ING Real Estate Investment Management.

In 2011, share of results of EUR 241 million (2010: EUR 314 million) and impairments of EUR 20 million (2010: EUR 3 million) are presented in the profit and loss account in Share of result from associates for EUR 221 million (2010: EUR 311 million).

7 Real estate investments

Changes in real estate investments

	2011	2010
Opening balance	1,900	3,638
Additions	32	73
Changes in the composition of the group	(88)	(1,632)
Transfers to and from Property in own use	(31)
Transfers to and from Other assets		(23)
Fair value gains/(losses)	(19)	(98)
Disposals	(118)	(295)
Exchange rate differences	(6)	237

Closing balance	1,670	1,900

In 2010, Changes in the composition of the group comprises the sale of ING Summit Industrial Fund LP. Reference is made to Note 30 ‘Companies acquired and companies disposed’.

Real estate investments by banking and insurance operations

	2011	2010
Banking operations	716	837
Insurance operations	954	1,063

	1,670	1,900

The total amount of rental income recognised in the profit and loss account for the year ended December 31, 2011 was EUR 184 million (2010: EUR 304 million). The total amount of contingent rent recognised in the profit and loss account for the year ended December 31, 2011 was nil (2010: EUR 14 million).

The total amount of direct operating expenses (including repairs and maintenance) in relation to Real estate investments that generated rental income for the year ended December 31, 2011 was EUR 101 million (2010: EUR 113 million). The total amount of direct operating expenses (including repairs and maintenance) incurred on Real estate investments that did not generate rental income for the year ended December 31, 2011 was EUR 3 million (2010: EUR 6 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Real estate investments by year of most recent appraisal by independent qualified valuers:

in percentages	2011
Most recent appraisal in 2011	93
Most recent appraisal in 2010	7

100

ING Group’s real estate is included in the following balance sheet lines:

Real estate exposure

	2011	2010
Real estate investments	1,670	1,900
Investments in associates	1,193	2,568
Other assets – property development and obtained from foreclosures	1,584	2,153
Property and equipment – property in own use	1,535	1,642
Investments – available-for-sale	1,773	633

	7,755	8,896

Furthermore, the exposure is impacted by third party interests, leverage in funds and off-balance commitments, resulting in an overall exposure of EUR 10.0 billion (2010: EUR 11.1 billion) of which EUR 4.1 billion (2010: EUR 5.2 billion) relates to banking operations and EUR 5.9 billion (2010: EUR 5.9 billion) relates to insurance operations. Reference is made to the section ‘Risk management’.

8 Property and equipment

Property and equipment by type

	2011	2010
Property in own use	1,535	1,642
Equipment	1,345	1,435
Assets under operating leases	6	3,055

	2,886	6,132

Property in own use by banking and insurance operations

	2011	2010
Banking operations	1,244	1,329
Insurance operations	291	313

	1,535	1,642

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in property in own use

	2011	2010
Opening balance	1,642	1,686
Additions	41	51
Changes in the composition of the group	(28)
Transfers to and from Real estate investments	31
Transfers to and from Other assets	(31)	(4)
Depreciation	(28)	(31)
Revaluations	(21)	(20)
Impairments	(29)	(27)
Reversal of impairments	11	5
Disposals	(27)	(43)
Exchange rate differences	(26)	25

Closing balance	1,535	1,642

Gross carrying amount as at December 31,	2,366	2,487
Accumulated depreciation as at December 31,	(674)	(700)
Accumulated impairments as at December 31,	(157)	(145)

Net carrying value as at December 31,	1,535	1,642

Revaluation surplus
Opening balance	528	531
Revaluation in year	(28)	(3)
Released in year	(2)

Closing balance	498	528

The cost or the purchase price amounted to EUR 1,868 million (2010: EUR 1,959 million). Cost or the purchase price less accumulated depreciation and impairments would have been EUR 1,036 million (2010: EUR 1,114 million) had property in own use been valued at cost instead of at fair value.

Property in own use by year of most recent appraisal by independent qualified valuers:

in percentages	2011
Most recent appraisal in 2011	54
Most recent appraisal in 2010	13
Most recent appraisal in 2009	10
Most recent appraisal in 2008	15
Most recent appraisal in 2007	8

100

Changes in equipment

	Data processing equipment		Fixtures and fittings and other equipment		Total
	2011	2010	2011	2010	2011	2010
Opening balance	376	344	1,059	1,098	1,435	1,442
Additions	191	192	267	284	458	476
Changes in the composition of the group	(11)	(4)	(29)	(7)	(40)	(11)
Disposals	(16)	(12)	(24)	(41)	(40)	(53)
Depreciation	(176)	(167)	(236)	(262)	(412)	(429)
Impairments		(1)	(1)		(1)	(1)
Exchange rate differences	(6)	12	(14)	20	(20)	32
Other changes	5	12	(40)	(33)	(35)	(21)

Closing balance	363	376	982	1,059	1,345	1,435

Gross carrying amount as at December 31,	1,659	1,707	2,620	2,642	4,279	4,349
Accumulated depreciation as at December 31,	(1,295)	(1,330)	(1,638)	(1,583)	(2,933)	(2,913)
Accumulated impairments as at December 31,	(1)	(1)			(1)	(1)

Net carrying value as at December 31,	363	376	982	1,059	1,345	1,435

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in assets under operating leases

	Cars		Other leased-out assets		Total
	2011	2010	2011	2010	2011	2010
Opening balance	3,053	2,986	2	5	3,055	2,991
Additions	1,188	1,284			1,188	1,284
Changes in the composition of the group	(3,250)	(3)			(3,250)	(3)
Disposals	(43)	(53)			(43)	(53)
Depreciation	(594)	(784)	(2)	(3)	(596)	(787)
Exchange rate differences	(12)	13			(12)	13
Transfer and other changes	(336)	(390)			(336)	(390)

Closing balance	6	3,053		2	6	3,055

Gross carrying amount as at December 31,	16	4,617		18	16	4,635
Accumulated depreciation as at December 31,	(10)	(1,564)		(16)	(10)	(1,580)

Net carrying value as at December 31,	6	3,053		2	6	3,055

In 2011, Changes in the composition of the group comprises the sale of ING Car Lease. Reference is made to Note 30 ‘Companies acquired and companies disposed’.

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

The Group leases assets to third parties under operating leases as lessor. The future minimum lease payments to be received under non–cancellable operating leases are as follows:

Future minimum lease payments by maturity

	2011	2010
Within 1 year	1	1,155
More than 1 year but less than 5 years	4	1,887
More than 5 years	1	13

	6	3,055

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

9 INTANGIBLE ASSETS

Changes in intangible assets

	Value of business acquired		Goodwill		Software		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Opening balance	1,320	1,502	2,765	3,071	754	803	533	645	5,372	6,021
Additions					207	223	2	1	209	224
Capitalised expenses	81	90			131	148			212	238
Amortisation and unlocking	(244)	(113)			(391)	(358)	(87)	(118)	(722)	(589)
Impairments			(32)	(540)	(49)	(31)	(1)		(82)	(571)
Effect of unrealised revaluations in equity	(250)	(286)							(250)	(286)
Changes in the composition of the group	(43)		(680)	11	(5)	(49)	(126)	(19)	(854)	(57)
Exchange rate differences	7	127	(212)	238	(8)	13	(26)	48	(239)	426
Disposals				(7)	(9)	5		(12)	(9)	(14)
Other			(47)	(8)	(19)		(13)	(12)	(79)	(20)

Closing balance	871	1,320	1,794	2,765	611	754	282	533	3,558	5,372

Gross carrying amount as at December 31,	2,244	2,449	2,436	3,370	2,597	2,557	570	1,013	7,847	9,389
Accumulated amortisation as at December 31,	(1,373)	(1,129)			(1,926)	(1,751)	(242)	(426)	(3,541)	(3,306)
Accumulated impairments as at December 31,			(642)	(605)	(60)	(52)	(46)	(54)	(748)	(711)

Net carrying value as at December 31,	871	1,320	1,794	2,765	611	754	282	533	3,558	5,372

Amortisation of software and other intangible assets is included in the profit and loss account in Other operating expenses and Intangible amortisation and other impairments. Amortisation of VOBA is included in Underwriting expenditure.

Goodwill

Changes in Goodwill

A goodwill impairment of EUR 32 million was recognised in 2011. The impairment relates to the reporting unit ING Real Estate. A goodwill impairment of EUR 540 million was recognised in 2010. The impairment relates to the reporting unit Insurance US. In 2011, Changes in composition of the group relates mainly to the disposal of ING Car Lease and the disposal of the Latin American pensions, life insurance and investment management operations. Other changes includes EUR 97 million related to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Allocation of Goodwill to reporting units

Goodwill is allocated to reporting units as follows:

Goodwill allocation to reporting units

	2011	2010
Retail Central Europe	738	870
Retail Belgium	50	49
Retail Netherlands	1	1
ING Direct	364	468
Commercial Banking – Lease	11	68
ING Real Estate		32
Commercial Banking – Other	14	14
Insurance Benelux	48	48
Insurance Central & Rest of Europe	112	123
Insurance Latin America		680
Insurance Asia/Pacific – South Korea	192	192
Insurance Asia/Pacific – Rest of Asia	44	2
ING Investment Management	220	218

	1,794	2,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Goodwill impairment testing

Goodwill is tested for impairment at the lowest level at which it is monitored for internal management purposes. This level is defined as the so called ‘reporting units’ as set out above. Goodwill is tested for impairment by comparing the carrying value of the reporting unit to the best estimate of the recoverable amount of that reporting unit. The carrying value is determined as the IFRS-IASB net asset value including goodwill. The recoverable amount is estimated as the higher of fair value less cost to sell and value in use. Several methodologies are applied to arrive at the best estimate of the recoverable amount.

As a first step of the impairment test, the best estimate of the recoverable amount of reporting units to which goodwill is allocated is determined separately for each relevant reporting unit based on Price to Earnings, Price to Book, and Price to Assets under management ratios. The main assumptions in this valuation are the multiples for Price to Earnings, Price to Book and Price to Assets under management; these are developed internally but are either derived from or corroborated against market information that is related to observable transaction in the market for comparable businesses. Earnings and carrying values are equal to or derived from the relevant measure under IFRS-IASB. If the outcome of this first step indicates that the difference between recoverable amount and carrying value may not be sufficient to support the amount of goodwill allocated to the reporting unit, an additional analysis is performed in order to determine a recoverable amount in a manner that better addresses the specific characteristics of the relevant reporting unit.

More details on this additional analysis and the outcome thereof are presented below for each of the relevant reporting units. For other reporting units, the goodwill allocated to these reporting units was fully supported in the first step.

ING Real Estate

During 2011 the ING Real Estate business changed significantly. The Real Estate Development business was reduced by selling/closing development projects and ING sold REIM (the ING Real Estate Investment Management business). As a consequence, there were indications in the fourth quarter of 2011 that the recoverable amount of the reporting unit ING Real Estate had fallen below book value. A full goodwill impairment review was performed for the reporting unit ING Real Estate in the fourth quarter of 2011. The reporting unit Real Estate equals the segment ING Real Estate as disclosed in Note 51 ‘Operating segments’. The 2010 impairment test for ING Real Estate showed that the recoverable amount based on fair value using market multiples for Price/Book was at least equal to book value. The outcome of the impairment test performed in the fourth quarter of 2011 indicated that the fair value has become less than book value by an amount that exceeded the goodwill of ING Real Estate, indicating that the full amount of goodwill relating to ING Real Estate is impaired. As a result, the goodwill of EUR 32 million (pre-tax) was written down. The related charge is included in the profit and loss account in the line Intangibles amortisation and other impairments. Goodwill is recognised in the Corporate Line segment and, therefore, this charge is included in the segment reporting in the Corporate Line Bank segment.

Retail Central Europe

For the reporting unit Retail Central Europe the recoverable amount is determined as the sum of the recoverable amounts of the most important components. For certain components, a market price is available based on listed equity securities. In such case, the listed market price is used to determine the recoverable amount. For certain other components, the recoverable amount is determined by a cash flow model taking into account recent market related developments. The most important assumptions in the model are the estimated expected profit based on internal financial budgets/forecasts (4 years medium term plan plus additional 2 years longer term forecast), the terminal growth rate thereafter (approximately 3.5%), the required capital level (ultimately migrating to approximately 10%) and the discount rate (between approximately 10% and 13%). It was concluded that the goodwill allocated to Retail Central Europe is not impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Insurance US

Due to the unfavourable market circumstances for Insurance, including the low interest rate environment, there were indications in the third quarter of 2010 that the recoverable amount of the reporting unit Insurance US had fallen below carrying value. As a result, a full goodwill impairment review was performed for the reporting unit Insurance US in the third quarter of 2010. The reporting unit Insurance US equals the segment Insurance US as disclosed in Note 51 ‘Operating segments’. The 2009 impairment test for Insurance US showed that the recoverable amount based on fair value (using market multiples for Price/Book and Price/Earnings of listed peer companies) was at least equal to carrying value. The outcome of the impairment test performed in the third quarter of 2010 indicated that the fair value has become less than carrying value by an amount that exceeded the goodwill of Insurance US, indicating that the full amount of goodwill relating to Insurance US is impaired. Further analysis of the recoverable amount confirmed the impairment. As a result, the goodwill of EUR 540 million (pre-tax) was written down. The related charge is included in the profit and loss account in the line ‘Intangibles amortisation and other impairments’. Goodwill is recognised in the Corporate Line segment and, therefore, this charge is included in the segment reporting in the Corporate Line Insurance segment.

10 Deferred acquisition costs

Changes in deferred acquisition costs

	Life insurance		Non-life insurance		Total
	2011	2010	2011	2010	2011	2010
Opening balance	10,457	11,165	42	43	10,499	11,208
Capitalised	1,575	1,550	12	12	1,587	1,562
Amortisation and unlocking	(1,689)	(2,684)	(13)	(13)	(1,702)	(2,697)
Effect of unrealised revaluations in equity	(526)	(765)			(526)	(765)
Changes in the composition of the group	44	(5)	(2)		42	(5)
Exchange rate differences	304	1,194			304	1,194
Disposal of portfolios		2				2

Closing balance	10,165	10,457	39	42	10,204	10,499

For flexible life insurance contracts the growth rate assumption used to calculate the amortisation of the deferred acquisition costs for 2011 is 8.4% gross and 4.2% net of investment management fees (2010: 8.3% gross and 4.8% net of investment management fees).

In 2011, Amortisation and unlocking include EUR 488 million relating to the assumption review for the Insurance US Closed Block Variable Annuity (VA) business. Reference is made to Note 43 ‘Underwriting expenditure’.

Amortisation and unlocking in 2010 includes a EUR 975 million DAC write-off as explained in Note 51 ‘Operating segments’. The remaining amount includes unlocking of EUR (538) million, which mainly relates to Insurance US and amortisation of EUR (1,184) million.

11 Assets and liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed. For December 31, 2011 this relates to ING Direct USA. For December 31, 2010 this relates mainly to Pacific Antai Life Insurance Company Ltd., ING Arrendadora S.A. de C.V., ING Real Estate Investment Management (ING REIM) and Clarion Real Estate Securities. Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details on occurred and expected significant disposals.

Assets held for sale

	2011	2010
Cash and balances with central banks	4,980	28
Amounts due from banks	314
Financial assets at fair value through profit and loss	3	16
Available-for-sale investments	22,605	144
Held-to-maturity investments	444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Loans and advances to customers	31,805	244
Investments in associates		43
Property and equipment	75	12
Intangible assets	166	15
Deferred acquisition costs		43
Other assets	2,091	136

	62,483	681

Liabilities held for sale

	2011	2010
Other borrowed funds		35
Insurance and investments contracts		217
Customer deposits and other funds on deposit	64,103
Other liabilities	162	172

	64,265	424

Cumulative other comprehensive income includes EUR 244 million (2010: EUR 7 million) related to Assets and liabilities held for sale.

In addition to the entities presented as Held for sale above, ING is considering potential divestments, including those that are listed under the European Commission Restructuring plan in Note 33 ‘Related parties’. However, none of these businesses qualify as held for sale as at December 31, 2011 as the potential divestments are not yet available for immediate sale in their present condition and/or a sale is not yet highly probable to occur.

12 Other assets

Other assets by type

	2011	2010
Reinsurance and insurance receivables	1,971	2,201
Deferred tax assets	2,801	3,425
Property development and obtained from foreclosures	1,584	2,153
Income tax receivable	542	527
Accrued interest and rents	14,387	16,194
Other accrued assets	2,200	2,888
Pension assets	3,762	3,458
Other	3,769	5,623

	31,016	36,469

Other includes EUR 1,840 million (2010: EUR 1,875 million) related to transactions still to be settled at balance sheet date.

Disclosures in respect of deferred tax assets and pension assets are provided in Note 21 ‘Other liabilities’.

Accrued interest and rents includes EUR 6,388 million (2010: EUR 7,113 million) accrued interest on assets measured at amortised cost under the IAS 39 classification Loans and receivables.

The total amount of borrowing costs relating to Property development and obtained from foreclosures, capitalised in 2011 is EUR 7 million (2010: EUR 18 million).

Reinsurance and insurance receivables

	2011	2010
Receivables on account of direct insurance from
– policyholders	1,238	1,272
– intermediaries	67	108
Reinsurance receivables	666	821

	1,971	2,201

The allowance for uncollectible reinsurance and insurance receivables amounted to EUR 66 million as at December 31, 2011 (2010: EUR 52 million). The allowance is deducted from this receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Property development and obtained from foreclosures

	2011	2010
Property under development	400	821
Property developed	1,055	1,024
Property obtained from foreclosures	129	308

	1,584	2,153

Gross carrying amount as at December 31,	2,720	3,240
Accumulated impairments as at December 31,	(1,136)	(1,087)

Net carrying value	1,584	2,153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

EQUITY

13 shareholders’ Equity (parent)/non-voting equity securities

Shareholders’ equity (parent)

	2011	2010	2009
Share capital	919	919	919
Share premium	16,034	16,034	16,034
Revaluation reserve	5,550	4,752	2,466
Currency translation reserve	93	79	(2,011)
Other reserves	19,856	15,935	13,493

Shareholders’ equity (parent)	42,452	37,719	30,901

The following equity components cannot be freely distributed: the Revaluation reserve, Share of associates reserve (included in Other reserves), Currency translation reserve and the part of the Other reserves that relates to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

As at December 31, 2011, Other reserves included an amount of EUR 836 million (2010: EUR 741 million; 2009: EUR 645 million) related to the former Stichting Regio Bank and the former Stichting Vakbondsspaarbank SPN.

Share capital

	Ordinary shares (par value EUR 0.24)
	Number x1,000			Amount
	2011	2010	2009	2011	2010	2009
Authorised share capital	14,500,000	4,500,000	4,500,000	3,480	1,080	1,080
Unissued share capital	10,668,439	668,439	668,439	2,561	161	161

Issued share capital	3,831,561	3,831,561	3,831,561	919	919	919

Changes in issued share capital

	Ordinary shares (par value EUR 0.24)
	Number x1,000	Amount
Issued share capital as at January 1, 2009	2,063,148	495

Issue of shares	1,768,413	424

Issued share capital as at December 31, 2009	3,831,561	919

No changes have occurred in the issued share capital in 2011 and 2010.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Ordinary shares

All ordinary shares are in registered form. No share certificates have been issued. Ordinary shares may be transferred by means of a deed of transfer. A transfer of ordinary shares requires written acknowledgement by ING Groep N.V. The par value of ordinary shares is EUR 0.24. The authorised ordinary share capital of ING Groep N.V. currently consists of 14,500 million ordinary shares. It increased in 2011 from 4,500 million ordinary shares to 14,500 million ordinary shares as a result from an amendment made to the Articles of Association on June 15, 2011. As at December 31, 2011, 3,832 million of ordinary shares were issued and fully paid.

Depositary receipts for ordinary shares

More than 99.9% of the ordinary shares issued by ING Groep N.V. is held by Stichting ING Aandelen (ING Trust Office). In exchange for these shares, ING Trust Office has issued depositary receipts in bearer form for these shares. The depositary receipts are listed on various stock exchanges. Depositary receipts can be exchanged upon request of the holders of depositary receipts for (non-listed) ordinary shares without any restriction, other than payment of an administrative fee of EUR 0.01 per depositary receipt with a minimum of EUR 25 per exchange transaction.

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

Depositary receipts for ordinary shares held by ING Group (Treasury shares)

As at December 31, 2011, 49.3 million (2010: 51.3 million; 2009: 47.0 million) depositary receipts for ordinary shares ING Groep N.V. with a par value of EUR 0.24 were held by ING Groep N.V. or its subsidiaries. These depositary receipts for ordinary shares were purchased to hedge option rights granted to the Executive Board members and other employees. In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the hedge portfolio will be used to fund the obligations arising out of exercise and vesting. Once all shares in the hedge portfolio are used ING will fund these obligations by issuing new shares.

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

On a distribution of a dividend ING Groep N.V. is in principle required to withhold an income tax on dividends at a rate of 15%.

Changes in revaluation reserve

2011	Property revaluation reserve	Available- for-sale reserve	Cash flow hedge reserve	Total
Opening balance	379	3,526	847	4,752
Unrealised revaluations after taxation	(12)	967		955
Realised gains/losses transferred to profit and loss		723		723
Changes in cash flow hedge reserve			1,124	1,124
Transfer to insurance liabilities/DAC		(2,004)		(2,004)

Closing balance	367	3,212	1,971	5,550

Changes in revaluation reserve

2010	Property revaluation reserve	Available- for-sale reserve	Cash flow hedge reserve	Total
Opening balance	411	1,683	372	2,466
Unrealised revaluations after taxation	(32)	3,401		3,369
Realised gains/losses transferred to profit and loss		86		86
Changes in cash flow hedge reserve			475	475
Transfer to insurance liabilities/DAC		(1,644)		(1,644)

Closing balance	379	3,526	847	4,752

Changes in revaluation reserve

2009	Property revaluation reserve	Available- for-sale reserve	Cash flow hedge reserve	Total
Opening balance	461	(10,140)	1,177	(8,502)
Unrealised revaluations after taxation	(50)	12,496		12,446
Realised gains/losses transferred to profit and loss		1,406		1,406
Changes in cash flow hedge reserve			(805)	(805)
Transfer to insurance liabilities/DAC		(2,079)		(2,079)

Closing balance	411	1,683	372	2,466

Transfer to insurance liabilities/DAC includes the change in the deferred profit sharing liability (net of deferred tax). Reference is made to Note 17 ‘Insurance and investment contracts, reinsurance contracts’.

Changes in currency translation reserve

	2011	2010	2009
Opening balance	79	(2,011)	(1,918)
Unrealised revaluations after taxation	167	(777)	(294)
Realised gains/losses transferred to profit and loss			148
Exchange rate differences	(153)	2,867	53

Closing balance	93	79	(2,011)

The unrealised revaluations after taxation relate to changes in the value of hedging instruments that are designated as net investment hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in other reserves

2011	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	21,104	907	(715)	(5,361)	15,935
Result for the year	4,740				4,740
Unrealised revaluations after taxation	16				16
Changes in treasury shares			50		50
Transfer to share of associates reserve	(383)	383
Employee stock options and share plans	115				115
Repurchase premium	(1,000)				(1,000)

Closing balance	24,592	1,290	(665)	(5,361)	19,856

The repurchase premium of EUR 1 billion is paid in relation to the repayment of the EUR 2 billion non-voting equity securities.

Changes in other reserves

2010	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	18,946	645	(737)	(5,361)	13,493
Result for the year	2,367				2,367
Unrealised revaluations after taxation	(156)	171			15
Changes in treasury shares			22		22
Transfer to share of associates reserve	(91)	91
Employee stock options and share plans	36				36
Other	2				2

Closing balance	21,104	907	(715)	(5,361)	15,935

Changes in other reserves

2009	Retained earnings	Share of associates reserve	Treasury shares	Other reserves	Total
Opening balance	20,833	726	(866)	(5,015)	15,678
Result for the year	(1,494)				(1,494)
Unrealised revaluations after taxation	(273)	(5)			(278)
Changes in treasury shares			129		129
Transfer to share of associates reserve	76	(76)
Dividend and repurchase premium	(259)			(346)	(605)
Employee stock options and share plans	64				64
Other	(1)				(1)

Closing balance	18,946	645	(737)	(5,361)	13,493

Dividend and repurchase premium includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.

Changes in treasury shares

	Amount			Number
	2011	2010	2009	2011	2010	2009
Opening balance	715	737	866	51,300,101	47,047,225	36,457,118
Purchased/sold	(17)	48	47	(625,803)	6,393,739	11,648,765
Rights issue			(64)
Share-based payments	(19)	(23)	(27)	(1,368,381)	(2,140,863)	(1,058,658)
Other	(14)	(47)	(85)

Closing balance	665	715	737	49,305,917	51,300,101	47,047,225

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

Since ING Groep N.V. had already paid an interim dividend of EUR 0.74 per ordinary share in August 2008, ING recognised a coupon payable of EUR 425 million to the Dutch State as of December 31, 2008. This coupon was paid out on May 12, 2009.

Further coupons are to be paid on 12 May of each year (the coupon date) in cash if the dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis and if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Group’s capital adequacy position is and remains satisfactory both before and after payment in the opinion of the Dutch central bank.

In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On May 13, 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. ING has indicated that it is one of its priorities to repay the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) as soon as possible, but this needs to be done very prudently in light of the current challenging and changing financial and regulatory environment. The terms for the remaining non-voting equity securities, including restrictions on remuneration and corporate governance, remained unchanged. Reference is made to Note 33 ‘Related parties’.

Cumulative preference shares

Pursuant to the Articles of Association of ING Groep N.V. the authorised cumulative preference share capital consists of 4.5 billion cumulative preference shares, of which none have been issued. The par value of these cumulative preference shares is EUR 0.24.

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

Cumulative preference shares - Restrictions with respect to dividend and repayment of capital

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

LIABILITIES

14 Subordinated loans

Subordinated loans

Interest rate			Notional amount in original		Balance sheet value
	Year of issue	Due date	currency		2011	2010
9.000%	2008	Perpetual	EUR	10	10	10
8.500%	2008	Perpetual	USD	2,000	1,527	1,469
8.000%	2008	Perpetual	EUR	1,500	1,500	1,485
7.375%	2007	Perpetual	USD	1,500	1,176	1,111
6.375%	2007	Perpetual	USD	1,045	804	773
5.140%	2006	Perpetual	GBP	66	79	692
5.775%	2005	Perpetual	USD	364	292	741
6.125%	2005	Perpetual	USD	700	533	504
4.176%	2005	Perpetual	EUR	169	168	498
Variable	2004	Perpetual	EUR	563	527	994
6.200%	2003	Perpetual	USD	500	376	363
Variable	2003	Perpetual	EUR	432	424	729
7.200%	2002	Perpetual	USD	1,100	839	748
7.050%	2002	Perpetual	USD	800	603	528

					8,858	10,645

Subordinated loans consist of perpetual subordinated bonds issued by ING Groep N.V. These bonds have been issued to raise hybrid capital for ING Verzekeringen N.V. and Tier 1 capital for ING Bank N.V. Under IFRS-IASB these bonds are classified as liabilities. They are considered capital for regulatory purposes.

On December 12, 2011 ING announced the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of outstanding subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion. Of this amount, EUR 4.8 billion relates to securities issued by ING Groep N.V. and EUR 1.0 billion issued by ING Verzekeringen N.V. All tender and exchange offers announced on December 12, 2011 were successfully completed on December 23, 2011 with an average participation of approximately 60%. As part of this initiative, EUR 0.9 billion intercompany debt from ING Bank N.V. to ING Groep N.V. was repaid. In addition, ING Group issued one new senior bond with a nominal value of EUR 0.7 billion and ING Bank issued two new senior bonds with a nominal value of GBP 0.4 billion and EUR 0.4 billion respectively. The overall transaction resulted in a total gain of EUR 955 million (EUR 716 million after tax), including related hedge results and transaction costs. This gain is recognised in Other income. From this amount, EUR 767 million (EUR 574 million after tax) relates to ING Groep N.V., EUR 93 million (EUR 71 million after tax) to ING Bank N.V. and EUR 95 million (EUR 71 million after tax) to ING Verzekeringen N.V. This affects the subordinated securities as disclosed in this note and in Note 16 ‘Other borrowed funds’.

Except for the 9% 2008 perpetual of EUR 10 million (a private placement) and EUR 750 million of the 8% 2008 perpetual, these loans have been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. and ING Bank N.V. under the same conditions as the original bonds as follows:

Subordinated loans provided by ING Groep N.V. to ING Bank N.V. and ING Verzekeringen N.V.:

	2011	2010
ING Bank N.V.	6,141	7,147
ING Verzekeringen N.V.	1,957	2,003

	8,098	9,150

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Debt securities in issue – maturities

	2011	2010
Fixed rate debt securities
Within 1 year	52,308	63,518
More than 1 year but less than 2 years	6,914	7,518
More than 2 years but less than 3 years	10,347	6,925
More than 3 years but less than 4 years	5,943	9,580
More than 4 years but less than 5 years	7,541	5,648
More than 5 years	20,655	10,987

Total fixed rate debt securities	103,708	104,176

Floating rate debt securities
Within 1 year	15,871	14,007
More than 1 year but less than 2 years	8,590	4,321
More than 2 years but less than 3 years	3,569	4,552
More than 3 years but less than 4 years	1,207	2,113
More than 4 years but less than 5 years	162	864
More than 5 years	6,754	5,571

Total floating rate debt securities	36,153	31,428

Total debt securities	139,861	135,604

As of December 31, 2011, ING Group had unused lines of credit available including the payment of commercial paper borrowings relating to debt securities in issue of EUR 8,178 million (2010: EUR 6,518 million).

The following bonds were all issued under the Credit Guarantee Scheme of the State of the Netherlands and are part of ING Group’s regular medium-term funding operations. ING Group pays a fee of 84 basis points over the issued bonds to the Dutch State to participate in the Credit Guarantee Scheme.

•

ING Bank issued 3 year government guaranteed senior unsecured bonds amounting to USD 6 billion in January 2009. USD 5 billion of the issue was priced at a fixed rate of 80 basis points over mid-swaps. USD 1 billion was priced at a variable rate of 80 basis points over 3 month LIBOR.

•	ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009. The issue was priced at a fixed rate of 3.375%, 75 basis points over mid-swaps.

•	ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond in March 2009. The issue was priced at a fixed coupon of 3.90%, 145 basis points over USD mid-swaps.

16 Other borrowed funds

Other borrowed funds by remaining term

2011	2012	2013	2014	2015	2016	Years after 2016	Total
Subordinated loans of group companies	2,907	1,181	81	918	2,309	4,752	12,148
Preference shares of group companies						404	404
Loans contracted	428		76			1,783	2,287
Loans from credit institutions	4,052	28	29	28	28	680	4,845

	7,387	1,209	186	946	2,337	7,619	19,684

Other borrowed funds by remaining term

2010	2011	2012	2013	2014	2015	Years after 2015	Total
Subordinated loans of group companies	2,647	1,673	684	81	1,086	7,609	13,780
Preference shares of group companies						1,121	1,121
Loans contracted	2,055			73		1,612	3,740
Loans from credit institutions	2,677	29	30	29	159	726	3,650

	7,379	1,702	714	183	1,245	11,068	22,291

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In 2011, Subordinated loans from group companies is affected by the exchange offers in Europe and tender offers in the United States of America as disclosed in Note 14 ‘Subordinated loans’.

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

Insurance and investment contracts, reinsurance contracts

	Provision net of reinsurance		Reinsurance contracts		Insurance and investment contracts
	2011	2010	2011	2010	2011	2010
Provision for non-participating life policy liabilities	88,492	80,691	5,534	5,150	94,026	85,841
Provision for participating life policy liabilities	52,753	51,191	102	173	52,855	51,364
Provision for (deferred) profit sharing and rebates	5,623	3,432	2	3	5,625	3,435

Life insurance provisions excluding provisions for risk of policyholders	146,868	135,314	5,638	5,326	152,506	140,640

Provision for life insurance for risk of policyholders	109,487	114,603	136	359	109,623	114,962

Life insurance provisions	256,355	249,917	5,774	5,685	262,129	255,602

Provision for unearned premiums and unexpired risks	297	345	4	4	301	349

Reported claims provision	2,620	2,606	89	97	2,709	2,703
Claims incurred but not reported (IBNR)	493	497	3	3	496	500

Claims provisions	3,113	3,103	92	100	3,205	3,203

Total provisions for insurance contracts	259,765	253,365	5,870	5,789	265,635	259,154

Investment contracts for risk of company	6,259	5,990			6,259	5,990
Investment contracts for risk of policyholders	6,939	5,984			6,939	5,984

Total provisions for investment contracts	13,198	11,974			13,198	11,974

Total	272,963	265,339	5,870	5,789	278,833	271,128

The deferred profit sharing amount on unrealised revaluation is included in Provision for (deferred) profit sharing and rebates and amounts to EUR 3,721 million as at December 31, 2011 (2010: EUR 1,706 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in life insurance provisions

	Provision net of reinsurance (excluding provision for life insurance for risk of policyholders)		Provision for life insurance for risk of policyholders (net of reinsurance)		Reinsurance contracts		Life insurance provisions
	2011	2010	2011	2010	2011	2010	2011	2010
Opening balance	135,314	121,491	114,603	99,299	5,685	5,376	255,602	226,166
Changes in the composition of the group	(495)	(24)	(267)	(2)	(2)		(764)	(26)

	134,819	121,467	114,336	99,297	5,683	5,376	254,838	226,140

Current year provisions	13,774	11,843	7,623	7,500	636	415	22,033	19,758

Change in deferred profit sharing liability	1,963	1,422					1,963	1,422

Prior year provisions
– benefit payments to policyholders	(13,872)	(11,938)	(12,548)	(10,681)	(700)	(557)	(27,120)	(23,176)
– interest accrual and changes in fair value of liabilities	6,302	4,884			35	35	6,337	4,919
– valuation changes for risk of policyholders			(1,190)	10,468			(1,190)	10,468
– effect of changes in discount rate assumptions		5						5
– effect of changes in other assumptions	635	356	(17)	21	(2)	6	616	383

	(6,935)	(6,693)	(13,755)	(192)	(667)	(516)	(21,357)	(7,401)

Exchange rate differences	3,087	7,203	2,797	8,488	185	374	6,069	16,065
Other changes	160	72	(1,514)	(490)	(63)	36	(1,417)	(382)

Closing balance	146,868	135,314	109,487	114,603	5,774	5,685	262,129	255,602

Where discounting is used in the calculation of life insurance provisions, the rate is within the range 2.8% to 5.5% (2010: 2.8% to 5.8%) based on weighted averages.

Insurance provisions include a provision for the estimated cost of the agreement with regard to unit-linked policies. For more information reference is made to Note 31 ‘Legal proceedings’.

In 2011, Effect of changes in other assumptions includes EUR 611 million relating to the assumption review for the Insurance US Closed Block Variable Annuity (VA) business. Reference is made to Note 43 ‘Underwriting expenditure’.

In 2011, Other changes with regard to Provision for life insurance for risk of policyholders (net of reinsurance) include the transfers of certain insurance contracts outside ING.

ING transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. This business continues to be included in Life insurance provisions. The related asset from the co-insurance contract is recognised under Reinsurance contracts. On January 23, 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.

ING transferred its U.S. group reinsurance business to Reinsurance Group of America Inc. in 2010 by means of a reinsurance agreement. This business continues to be included in Life insurance provisions. The related asset from the reinsurance contract is recognised under Reinsurance contracts.

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

As at December 31, 2011, the total Reinsurance exposure, including Reinsurance contracts and Receivables from reinsurers (presented in Other assets) amounted to EUR 6,536 million (2010: EUR 6,610 million) after the provision for uncollectible reinsurance of nil (2010: nil).

Changes in provision for unearned premiums and unexpired risks

	Provision net of reinsurance		Reinsurance contracts		Provision for unearned premiums and unexpired risks
	2011	2010	2011	2010	2011	2010
Opening balance	345	361	4	4	349	365
Changes in the composition of the group	(8)				(8)

	337	361	4	4	341	365

Premiums written	1,682	1,676	43	65	1,725	1,741
Premiums earned during the year	(1,708)	(1,702)	(43)	(65)	(1,751)	(1,767)
Exchange rate differences	1	1			1	1
Other changes	(15)	9			(15)	9

Closing balance	297	345	4	4	301	349

Changes in claims provisions

	Provision net of reinsurance		Reinsurance contracts		Claims provisions
	2011	2010	2011	2010	2011	2010
Opening balance	3,103	3,073	100	101	3,203	3,174
Changes in the composition of the group	(7)			1	(7)	1

	3,096	3,073	100	102	3,196	3,175

Additions
– for the current year	1,166	1,121	10	20	1,176	1,141
– for prior years	(71)	(35)	(11)	(11)	(82)	(46)
– interest accrual of provision	40	46			40	46

	1,135	1,132	(1)	9	1,134	1,141

Claim settlements and claim settlement costs
– for the current year	472	491	1	3	473	494
– for prior years	665	621	6	8	671	629

	1,137	1,112	7	11	1,144	1,123

Exchange rate differences	2	13			2	13
Other changes	17	(3)			17	(3)

Closing balance	3,113	3,103	92	100	3,205	3,203

ING Group had an outstanding balance of EUR 35 million as at December 31, 2011 (2010: EUR 41 million) relating to environmental and asbestos claims of the insurance operations. In establishing the liability for unpaid claims and claims adjustment expenses related to asbestos related illness and toxic waste clean-up, the management of ING Group considers facts currently known and current legislation and coverage litigation. Liabilities are recognised for IBNR claims and for known claims (including the costs of related litigation) when sufficient information has been obtained to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, liabilities are reviewed and updated regularly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Where discounting is used in the calculation of the claims provisions, based on weighted averages, the rate is within the range of 3.0% to 4.0% (2010: 3.0% to 4.0%).

Changes in investment contracts liabilities

	2011	2010
Opening balance	11,974	11,302
Current year liabilities	7,867	4,920

Prior year provisions
– payments to contract holders	(7,709)	(5,185)
– interest accrual	39	81
– valuation changes investments	(55)	24

	(7,725)	(5,080)

Exchange rate differences	380	593
Other changes	702	239

Closing balance	13,198	11,974

Gross claims development table

	Underwriting year
	2004	2005	2006	2007	2008	2009	2010	2011	Total
Estimate of cumulative claims:
At the end of underwriting year	1,230	1,122	1,115	1,035	1,091	1,214	1,180	1,210
1 year later	1,077	1,053	1,071	936	1,072	1,226	1,208
2 years later	925	952	992	873	1,042	1,166
3 years later	903	922	978	870	1,041
4 years later	904	907	981	850
5 years later	895	900	966
6 years later	898	881
7 years later	892

Estimate of cumulative claims	892	881	966	850	1,041	1,166	1,208	1,210	8,214

Cumulative payments	(783)	(742)	(797)	(630)	(753)	(787)	(748)	(474)	(5,714)

	109	139	169	220	288	379	460	736	2,500
Effect of discounting	(15)	(20)	(22)	(33)	(38)	(41)	(45)	(32)	(246)

Liability recognised	94	119	147	187	250	338	415	704	2,254

Liability relating to underwriting years prior to 2004									951

Total amount recognised in the balance sheet									3,205

The Group applies the exemption in IFRS-IASB not to present Gross claims development for annual periods beginning before January 1, 2004 (the date of transition to IFRS-IASB) as it is impracticable to obtain such information.

18 Amounts due to banks

Amounts due to banks include non-subordinated debt due to banks, other than amounts in the form of debt securities. As at December 31, 2011, liabilities concerning securities sold in repurchase transactions amounted to EUR 11,145 million (2010: EUR 12,200 million).

Amounts due to banks by type

	Netherlands		International		Total
	2011	2010	2011	2010	2011	2010
Non-interest bearing	1,350	1,893	808	701	2,158	2,594
Interest bearing	40,648	37,429	29,427	32,829	70,075	70,258

	41,998	39,322	30,235	33,530	72,233	72,852

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

19 Customer deposits and other funds on deposit

Customer deposits and other funds on deposit

	2011	2010
Savings accounts	291,516	324,581
Credit balances on customer accounts	114,867	127,177
Corporate deposits	49,668	55,024
Other	11,496	4,580

	467,547	511,362

Customer deposits and other funds on deposit by type

	Netherlands		International		Total
	2011	2010	2011	2010	2011	2010
Non-interest bearing	13,294	13,522	9,447	6,773	22,741	20,295
Interest bearing	134,412	132,311	310,394	358,756	444,806	491,067

	147,706	145,833	319,841	365,529	467,547	511,362

In 2011, the decrease in Customer deposits and other funds on deposits is mainly caused by the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

No funds have been entrusted to the Group by customers on terms other than those prevailing in the normal course of business. As at December 31, 2011, Customer deposits and other funds on deposit included liabilities with regard to securities sold in repurchase transactions amounting to EUR 5,730 million (2010: EUR 5,272 million).

Savings accounts relate to the balances on savings accounts, savings books, savings deposits and time deposits of personal customers. The interest payable on savings accounts, which is contractually added to the accounts, is also included.

20 Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss

	2011	2010
Trading liabilities	107,682	108,050
Non-trading derivatives	22,165	17,782
Designated as at fair value through profit and loss	13,021	12,707

	142,868	138,539

Trading liabilities by type

	2011	2010
Equity securities	3,332	4,811
Debt securities	9,607	16,707
Funds on deposit	38,696	44,767
Derivatives	56,047	41,765

	107,682	108,050

The increase in trading derivatives and other non-trading derivatives for which no hedge accounting is applied is mainly due to changes in fair value resulting from changes in market interest rates. The increase is substantially mitigated by a similar increase in Trading derivates and Other non-trading derivatives (assets) as disclosed in Note 3 ‘Financial assets at fair value through profit and loss’.

As at December 31, 2011, the Funds on deposit include amounts payable of EUR 38,011 million (2010: EUR 43,995 million) with regard to repurchase transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Non-trading derivatives by type

	2011	2010
Derivatives used in:
– fair value hedges	3,830	8,601
– cash flow hedges	6,462	5,264
– hedges of net investments in foreign operations	159	168
Other non-trading derivatives	11,714	3,749

	22,165	17,782

Other non-trading derivatives mainly include interest rate swaps for which no hedge accounting is applied.

Designated as at fair value through profit and loss by type

	2011	2010
Debt securities	11,271	10,533
Funds entrusted	632	934
Subordinated liabilities	1,118	1,240

	13,021	12,707

In 2011, the change in the fair value of financial liabilities designated as at fair value through profit and loss attributable to changes in the credit risk of that liability was EUR 377 million (2010: EUR 179 million) and EUR 595 million (2010: EUR 218 million) on a cumulative basis. This change has been determined as the amount of change in fair value of the financial liability that is not attributable to changes in market conditions that gave rise to market risk (i.e. mainly interest rate risk based on yield curves).

The amount that ING Group is contractually required to pay at maturity to the holders of financial liabilities designated as at fair value through profit and loss is EUR 13,726 million (2010: EUR 12,438 million).

21 Other liabilities

Other liabilities by type

	2011	2010
Deferred tax liabilities	2,242	1,537
Income tax payable	858	1,210
Pension benefits	378	543
Post-employment benefits	179	172
Other staff-related liabilities	1,111	1,248
Other taxation and social security contributions	898	885
Deposits from reinsurers	1,015	1,007
Accrued interest	11,698	13,220
Costs payable	2,400	2,873
Amounts payable to brokers	72	111
Amounts payable to policyholders	2,173	2,130
Reorganisation provision	599	434
Other provisions	638	533
Share-based payment plan liabilities	39	40
Prepayments received under property under development	83	173
Amounts to be settled	5,442	5,553
Dividend payable
Other	3,377	4,777

	33,202	36,446

Other mainly relates to year-end accruals in the normal course of business.

Other staff-related liabilities include vacation leave provisions, bonus provisions, jubilee provisions and disability/illness provisions.

Deferred taxes are calculated on all temporary differences under the liability method using tax rates applicable in the jurisdictions in which the Group is liable to taxation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in deferred tax

	Net liability	Change through equity	Change through net result	Changes in the composition of the group	Exchange rate differences	Other	Net liability
	2010						2011
Investments	(296)	1,188	452	(58)	74	265	1,625
Real estate investments	383		(10)	7	1		381
Financial assets and liabilities at fair value through profit and loss	(527)		(175)	(9)	6	(20)	(725)
Deferred acquisition costs and VOBA	3,111	(272)	(194)	(57)	131	12	2,731
Fiscal reserve	1		(1)
Depreciation	4	1	24	9	2		40
Insurance provisions	(1,866)	(572)	(773)	(7)	(130)	(2)	(3,350)
Cash flow hedges	263	373	4				640
Pension and post-employment benefits	503	1	68	(12)	(10)	2	552
Other provisions	(655)		379	25	16	(21)	(256)
Receivables	(51)		(8)	(12)	(1)	(2)	(74)
Loans and advances to customers	(608)	97	(143)		6	96	(552)
Unused tax losses carried forward	(1,851)	(1)	305	34	20	195	(1,298)
Other	(299)	(65)	27	(4)	(17)	85	(273)

	(1,888)	750	(45)	(84)	98	610	(559)

Comprising:
– deferred tax liabilities	1,537						2,242
– deferred tax assets	(3,425)						(2,801)

	(1,888)						(559)

In 2011, Investments-Other, Loans and advances to customers-Other and Unused tax losses carried forward-Other relates mainly to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

Changes in deferred tax

	Net liability	Change through equity	Change through net result	Changes in the composition of the group	Exchange rate differences	Other	Net liability
	2009						2010
Investments	209	1,205	(1,359)	(2)	73	(39)	87
Financial assets and liabilities at fair value through profit and loss	(312)	(18)	(185)	(2)	5	(15)	(527)
Deferred acquisition costs and VOBA	2,849	(368)	301		326	3	3,111
Fiscal reserve			1				1
Depreciation	12		9	(10)	(1)	(6)	4
Insurance provisions	(1,446)	(389)	109		(135)	(5)	(1,866)
Cash flow hedges	69	210			(14)	(2)	263
Pension and post-employment benefits	700		(183)		7	(21)	503
Other provisions	(1,012)	(13)	476	5	(127)	16	(655)
Receivables	(149)	(1)	82	6	2	9	(51)
Loans and advances to customers	(215)		(353)	(5)	(15)	(20)	(608)
Unused tax losses carried forward	(2,508)	1	801	(3)	(152)	10	(1,851)
Other	(814)	29	419	11	(32)	88	(299)

	(2,617)	656	118	0	(63)	18	(1,888)

Comprising:
– deferred tax liabilities	1,352						1,537
– deferred tax assets	(3,969)						(3,425)

	(2,617)						(1,888)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Deferred tax in connection with unused tax losses carried forward

	2011	2010
Total unused tax losses carried forward	9,093	9,335
Unused tax losses carried forward not recognised as a deferred tax asset	(4,529)	(2,862)

Unused tax losses carried forward recognised as a deferred tax asset	4,564	6,473

Average tax rate	28.4%	28.6%

Deferred tax asset	1,298	1,851

The following tax loss carry forwards and tax credits will expire as follows as at December 31,:

Total unused tax losses carried forward analysed by expiry terms

	No deferred tax asset recognised		Deferred tax asset recognised
	2011	2010	2011	2010
Within 1 year	30	14	49	67
More than 1 year but less than 5 years	378	406	539	461
More than 5 years but less than 10 years	774	243	1,971	3,768
More than 10 years but less than 20 years	3,185	2,093	192	1,285
Unlimited	162	106	1,813	892

	4,529	2,862	4,564	6,473

Deferred tax assets are recognised for temporary deductible differences, for tax loss carry forwards and unused tax credits only to the extent that realisation of the related tax benefit is probable.

The deferred tax asset includes balances for which the utilisation is dependent on future taxable profits whilst the related entities have incurred losses in either the current year or the preceding year. The aggregate amount for the most significant entities where this applies is EUR 490 million (2010: EUR 1,102 million).

This can be specified by jurisdiction as follows:

Breakdown by jurisdiction

	Banking operations		Insurance operations		Total
	2011	2010	2011	2010	2011	2010
The Netherlands		190				190
United States		508	120	232	120	740
Great Britain	116	89			116	89
Belgium			70	13	70	13
Australia	36	40			36	40
Spain		11	19		19	11
Germany	5	19			5	19
France	66				66
Mexico	32				32
Italy	26				26

	281	857	209	245	490	1,102

In 2011 the deferred tax assets for banking operations for which the utilisation is dependent on future taxable profits, as disclosed above, decreased significantly compared to 2010, as a result of the announced sale of ING Direct USA. Reference is made to Note 30 ‘Companies acquired and companies disposed’.

In 2011, ING Group has reconsidered its method of determining the breakdown by jurisdiction. The recoverability is now determined at the level of the fiscal unity within that jurisdiction and not at the level of the individual company. Also the offsetting of deferred tax assets with deferred tax liabilities was revised. The comparatives provided in this table have been adjusted accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Recognition is based on the fact that it is probable that the entity will have taxable profits and/or can utilise tax planning opportunities before expiration of the deferred tax assets. Changes in circumstances in future periods may adversely impact the assessment of the recoverability. The uncertainty of the recoverability is taken into account in establishing the deferred tax assets.

As of December 31, 2011 and December 31, 2010, ING Group had no significant temporary differences associated with the parent company’s investments in subsidiaries, branches and associates and interest in joint ventures as any economic benefit from those investments will not be taxable at parent company level.

Changes in reorganisation provision

	2011	2010
Opening balance	434	644
Changes in the composition of the group	(1)	38
Additions	531	285
Interest	5	5
Releases	(14)	(77)
Charges	(358)	(461)
Exchange rate differences	1	6
Other changes	1	(6)

Closing balance	599	434

As at December 31, 2011, the provision for reorganisation, of which EUR 457 million relates to termination benefits, relates to Dutch Retail Banking activities as well as other restructuring activities.

As at December 31, 2010, the provision for reorganisation, of which EUR 317 million relates to termination benefits, mainly related to the merger of the Dutch Retail Banking activities as well as other restructuring activities.

Changes in other provisions

	Litigation		Other		Total
	2011	2010	2011	2010	2011	2010
Opening balance	304	307	229	440	533	747
Changes in the composition of the group	(3)	(26)	(12)	(1)	(15)	(27)
Additions	19	25	162	52	181	77
Releases	(7)	(1)	(2)	(15)	(9)	(16)
Charges	(21)	(13)	(56)	(59)	(77)	(72)
Exchange rate differences	(5)	3	3	3	(2)	6
Other changes	10	9	17	(191)	27	(182)

Closing balance	297	304	341	229	638	533

The provision for the estimated cost of the agreement with regard to unit-linked policies is included in ‘Insurance and investment contracts’ as disclosed in Note 17.

In general, Reorganisation and Other provisions are of a short-term nature.

The amounts included in other provisions are based on best estimates with regard to amounts and timing of cash flows required to settle the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Pension and post-employment benefits

Summary of pension benefits

	2011	2010	2009	2008	2007
Defined benefit obligation	16,212	16,183	14,209	14,271	14,499
Fair value of plan assets	20,077	17,364	15,310	13,366	14,708

	(3,865)	(1,181)	(1,101)	905	(209)

Unrecognised past service costs	(2)	(3)	(3)	(5)	(3)
Unrecognised actuarial gains/(losses)	483	(1,731)	(1,450)	(2,072)	198

Net liability (asset) recognised in the balance sheet	(3,384)	(2,915)	(2,554)	(1,172)	(14)

Presented as:
– Other liabilities	378	543	589	609	425
– Other assets	(3,762)	(3,458)	(3,143)	(1,781)	(439)

	(3,384)	(2,915)	(2,554)	(1,172)	(14)

Summary of post-employment benefits
	2011	2010	2009	2008	2007
Defined benefit obligation	176	168	156	210	220
Fair value of plan assets

	176	168	156	210	220

Unrecognised past service costs	3	3	8	2	4
Unrecognised actuarial gains/(losses)		1	11	7	8

	179	172	175	219	232

The Group maintains defined benefit retirement plans in some of the countries of operation. These plans provide benefits that are related to the remuneration and service of employees upon retirement. The benefits in some of these plans are subject to various forms of indexation. The indexation is, in some cases, at the discretion of management; in other cases it is dependent upon the sufficiency of plan assets.

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

Actuarial gains and losses related to pensions and post-employment benefits for the year ended December 31, 2011 include EUR 1,760 million (2010: EUR 1,085 million; 2009: EUR 387 million; 2008: EUR (2,647) million; 2007: EUR (789 million) experience gain adjustments for assets and EUR 10 million (2010: EUR 154 million; 2009: EUR 172 million; 2008: EUR (70) million; 2007: EUR 83 million) experience gain adjustments for liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in defined benefit obligation

	Pension benefits		Post-employment benefits other than pensions
	2011	2010	2011	2010
Opening balance	16,183	14,209	168	156
Current service cost	324	298	8	5
Interest cost	851	795	8	8
Employer’s contribution			4
Participants contributions	2	3
Benefits paid	(666)	(634)	(5)	(6)
Actuarial gains and losses	(455)	1,396	(3)	2
Past service cost	(8)		(4)
Changes in the composition of the group and other changes	13	(20)	(2)	(1)
Effect of curtailment or settlement	(110)	(7)
Exchange rate differences	78	143	2	4

Closing balance	16,212	16,183	176	168

Relating to:
– funded plans	16,111	16,051
– unfunded plans	101	132	176	168

	16,212	16,183	176	168

In 2011, Effect of curtailment or settlement relates mainly to a curtailment in relation to the restructuring in Retail Netherlands and a curtailment in relation to a change in one of the pension plans in the United States.

The estimated unrecognised past services cost and unrecognised actuarial gains and losses for the defined benefit plans to be amortised to pension and other staff related liability costs during 2012 are nil and EUR 40 million, respectively.

Changes in fair value of plan assets

	Pension benefits
	2011	2010
Opening balance	17,364	15,310
Expected return on plan assets	877	886
Employer’s contribution	623	631
Participants contributions	15	2
Benefits paid	(627)	(625)
Actuarial gains and losses	1,746	1,085
Changes in the composition of the group and other changes	7	(19)
Exchange rate differences	72	94

Closing balance	20,077	17,364

The actual return on the plan assets amounted to EUR 2,623 million (2010: EUR 1,971 million) and exceeds the expected return on plan assets. This resulted in a large movement with regard to Actuarial gains and losses. The difference is caused by the decreased market interest rate that has an impact on the valuation of the debt securities in the plan assets.

No plan assets are expected to be returned to ING Group during 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Pension investment strategy

The primary financial objective of ING Employee Benefit Plans (the Plans) is to secure participant retirement benefits. As such, the key objective in the Plans’ financial management is to promote stability and, where appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities). The investment strategy for the Plans’ portfolios of assets (the Funds) balances the requirement to generate returns with the need to control risk. The asset mix is recognised as the primary mechanism to influence the reward and risk structure of the Funds in an effort to accomplish the Plans’ funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolios among industry sectors, geographical areas, interest rate sensitivity, dependence on economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by precise mandates and are measured against specific benchmarks. Factors considered by the fund managers include balancing security concentration, investment style, and reliance on particular active investment strategies. The asset mixes of the Funds are reviewed on a regular basis. Generally, the Funds’ asset mixes will be rebalanced to the target mixes as individual portfolios approach their minimum or maximum levels.

Categories of plan assets in percentages

	Target allocation	Percentage of plan assets		Weighted average expected long term rate of return
	2012	2011	2010	2011	2010
Equity securities	34	27	34	6.9	7.5
Debt securities	51	60	51	3.8	4.3
Other	15	13	15	5.2	6.0

	100	100	100	4.9	5.7

Equity securities include ING Group ordinary shares of nil (0.00% of total plan assets) as at December 31, 2011 (2010: EUR 2 million, 0.02% of total plan assets). Debt securities include investments in ING Group of EUR 42 million (0.30% of total plan assets) as at December 31, 2011 (2010: EUR 57 million, 0.4% of total plan assets). Other includes mainly real estate. Real estate occupied by ING Group as at December 31, 2011 which is included in Other includes nil (0.00% of total plan assets) (2010: EUR 5 million, 0.04% of total plan assets).

Determination of expected return on assets

An important aspect of financial reporting is the assumption used for return on assets (ROA). The ROA is updated at least annually, taking into consideration the Plans’ asset allocations, historical returns on the types of assets held in the Funds, and the current economic environment. Based on these factors, it is expected that the Funds’ assets will earn an average annual percentage in the long-term. This estimate takes into account a reduction for administrative expenses and non-ING investment manager fees paid from the Funds. For estimation purposes, it is assumed that the long term asset mixes will be consistent with the current mixes. Changes in the asset mixes could have an impact on the amount of recognised pension income or expense, the funded status of the Plans, and the need for future cash contributions.

Weighted averages of basic actuarial assumptions in annual % as at December 31,

	Pension benefits		Post-employment benefits other than pensions
	2011	2010	2011	2010
Discount rates	5.30	5.40	4.70	4.70
Mortality rates	1.00	1.00	1.00	1.00
Expected rates of salary increases (excluding promotion increases)	2.20	2.70	2.70	2.70
Medical cost trend rates			6.10	6.10
Indexation	1.80	1.80	2.00	2.00

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

An increase of 1% in the assumed medical cost trend rate for each future year would have resulted in an additional accumulated defined benefit obligation of EUR 5 million as at December 31, 2011 (2010: EUR 5 million) and EUR 1 million increase in the charge for the year (2010: EUR 1 million). A decrease of 1% in the medical cost trend rate for each future year would have resulted in lower defined benefit obligation of EUR 5 million as at December 31, 2011 (2010: EUR 5 million) and EUR 2 million decrease in the charge for the year (2010: EUR 2 million).

The actuarial assumption for Indexation for inflation decreased to 1.8% in 2010 mainly as a result of a revised best estimate assumption for future indexation in the pension plan in the Netherlands. As a result of the uncertain circumstances the probability of granting indexation in the short-term future decreased. In 2011, this assumption remained at 1.8% reflecting the uncertainty of granting indexation in the short-term future.

Expected cash flows

For 2012 the expected contributions to pension plans are EUR 575 million.

The following benefit payments, which reflect expected future service as appropriate, are expected to be made by the plan:

Benefit payments

	Pension benefits	Post- employment benefits other than pensions
2012	577	15
2013	549	15
2014	534	15
2015	567	14
2016	554	14
Years 2017 – 2021	3,511	45

22 Assets by contractual maturity

Amounts presented in these tables by contractual maturity are the amounts as presented in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Assets by contractual maturity

2011	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	31,194						31,194
Amounts due from banks	26,168	4,420	5,211	8,146	1,378		45,323
Financial assets at fair value through profit and loss
– trading assets	40,037	7,797	12,068	25,751	37,572	463	123,688
– investments for risk of policyholders (2)						116,438	116,438
– non-trading derivatives	637	521	1,789	5,913	8,299		17,159
– designated as at fair value through profit and loss	52	78	790	1,212	1,565	1,740	5,437
Investments
– available-for-sale	3,860	3,578	15,025	58,620	105,429	22,027	208,539
– held-to-maturity	285	999	1,029	6,314	241		8,868
Loans and advances to customers	71,742	13,229	34,457	147,566	325,733	4,150	596,877
Reinsurance contracts	17	39	234	1,026	2,656	1,898	5,870
Intangible assets	4	8	239	487	166	2,654	3,558
Deferred acquisition costs	19	22	98	698	3,630	5,737	10,204
Assets held for sale (3)		62,483					62,483
Other assets	10,857	3,190	7,407	4,094	4,969	499	31,016
Remaining assets (where maturities are not applicable) (4)						6,926	6,926

Total assets	184,872	96,364	78,347	259,827	491,638	162,532	1,273,580

(1)	Includes assets on demand.
(2)

Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(3)

Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. The maturity is based on the classification as disposal group held for sale.

(4)

Included in remaining assets where maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Assets by contractual maturity

2010	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Cash and balances with central banks	13,072						13,072
Amounts due from banks	30,770	4,608	4,706	9,447	2,297		51,828
Financial assets at fair value through profit and loss
– trading assets	42,785	8,875	11,569	34,468	27,423	555	125,675
– investments for risk of policyholders (2)						120,481	120,481
– non-trading derivatives	474	184	864	4,637	5,563		11,722
– designated as at fair value through profit and loss	140	53	917	1,291	1,902	1,713	6,016
Investments
– available-for-sale	4,551	3,842	14,273	72,824	103,375	23,682	222,547
– held-to-maturity	328	879	1,143	8,786	557		11,693
Loans and advances to customers	69,678	15,101	34,354	142,308	343,175	4,322	608,938
Reinsurance contracts	17	32	142	727	2,729	2,142	5,789
Intangible assets	6	12	295	698	195	4,166	5,372
Deferred acquisition costs	20	24	109	820	3,149	6,377	10,499
Assets held for sale (3)			681				681
Other assets	13,043	3,137	7,890	6,052	5,518	829	36,469
Remaining assets (where maturities are not applicable) (4)						11,957	11,957

Total assets	174,884	36,747	76,943	282,058	495,883	176,224	1,242,739

(1)	Includes assets on demand.
(2)

Investments for risk of policyholders are managed on behalf of policyholders on a fair value basis. Although individual instruments may (or may not) have a maturity depending on their nature, this does not impact the liquidity position of ING.

(3)

Assets held for sale consist of the assets of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. The maturity is based on the classification as disposal group held for sale.

(4)

Included in remaining assets where maturities are not applicable are property and equipment, real estate investments and investments in associates. Due to their nature remaining assets consist mainly of assets expected to be recovered after more than 12 months.

23 Liabilities by maturity

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

Non-financial liabilities are included based on a breakdown of the balance sheet amounts by expected maturity. Reference is made to the liquidity risk paragraph in the ‘Risk Management’ section for a description on how liquidity risk is managed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Liabilities by maturity

2011	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment (2)	Total
Subordinated loans						8,939	(81)	8,858
Debt securities in issue	28,883	24,725	13,570	49,469	21,072		2,142	139,861
Other borrowed funds	5,710	93	47	4,156	8,727	416	535	19,684
Amounts due to banks	49,608	11,691	3,825	1,808	5,317		(16)	72,233
Customer deposits and other funds on deposit	385,934	25,895	40,658	12,205	2,079		776	467,547
Financial liabilities at fair value through profit and loss
– other trading liabilities	38,507	3,109	907	2,773	5,706		633	51,635
– trading derivatives	3,026	4,373	11,493	26,834	23,103		(12,782)	56,047
– non-trading derivatives	891	828	4,335	12,536	9,529	1,130	(7,084)	22,165
– designated as at fair value through profit and loss	301	398	2,062	6,007	4,525		(272)	13,021

Financial liabilities	512,860	71,112	76,897	115,788	80,058	10,485	(16,149)	851,051

Insurance and investment contracts	2,788	1,788	10,345	39,034	105,512	119,366		278,833
Liabilities held for sale (3)		64,265						64,265
Other liabilities	9,064	2,964	10,402	7,130	2,520	1,122		33,202

Non-financial liabilities	11,852	69,017	20,747	46,164	108,032	120,488		376,300

Total liabilities	524,712	140,129	97,644	161,952	188,090	130,973	(16,149)	1,227,351

Coupon interest due on financial liabilities	6,799	1,088	4,185	10,651	41,831			64,554

(1)	Includes liabilities on demand.
(2)

This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

(3)

Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. The maturity is based on the classification as disposal group held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Liabilities by maturity

2010	Less than 1 month (1)	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Adjustment (2)	Total
Subordinated loans						10,918	(273)	10,645
Debt securities in issue	20,578	36,140	21,289	41,016	16,079		502	135,604
Other borrowed funds	3,969	2,055	1,289	3,600	9,785	1,121	472	22,291
Amounts due to banks	44,480	15,781	6,082	2,154	4,371		(16)	72,852
Customer deposits and other funds on deposit	451,425	25,142	20,690	12,376	1,729			511,362
Financial liabilities at fair value through profit and loss
– other trading liabilities	46,084	5,329	1,182	9,377	3,779		534	66,285
– trading derivatives	3,096	3,255	9,615	27,747	18,930		(20,878)	41,765
– non-trading derivatives	718	229	4,912	18,745	6,987	1,047	(14,856)	17,782
– designated as at fair value through profit and loss	260	472	1,014	6,094	4,996		(129)	12,707

Financial liabilities	570,610	88,403	66,073	121,109	66,656	13,086	(34,644)	891,293

Insurance and investment contracts	1,822	2,108	9,117	37,045	97,918	123,118		271,128
Liabilities held for sale (3)			424					424
Other liabilities	11,787	2,513	9,855	7,516	3,377	1,398		36,446

Non-financial liabilities	13,609	4,621	19,396	44,561	101,295	124,516		307,998

Total liabilities	584,219	93,024	85,469	165,670	167,951	137,602	(34,644)	1,199,291

Coupon interest due on financial liabilities	2,813	1,599	3,891	12,277	51,920			72,500

(1)	Includes liabilities on demand.
(2)

This column reconciles the contractual undiscounted cash flows on financial liabilities to the balance sheet values. The adjustments mainly relate to the impact of discounting and, for derivatives, to the fact that the contractual cash flows are presented on a gross basis (unless the cash flows are actually settled net).

(3)

Liabilities held for sale consist of the liabilities of the disposal groups classified as held for sale as disclosed in Note 11 ‘Assets and liabilities held for sale’. The maturity is based on the classification as disposal group held for sale.

24 Derivatives and hedge accounting

Use of derivatives and hedge accounting

As described in the ‘Risk management’ section, ING Group uses derivatives (principally interest rate swaps and cross currency interest rate swaps) for economic hedging purposes in the management of its asset and liability portfolios and structural positions. The objective of economic hedging is to enter into positions with an opposite risk profile to an identified exposure to reduce that exposure. The impact of ING Group’s hedging activities is to optimise the overall cost to the Group of accessing debt capital markets and to mitigate the market risk which would otherwise arise from structural imbalances in the duration and other profiles of its assets and liabilities. In addition, hedging activities are undertaken to hedge against the interest rate risk in the mortgage offer period in relation to retail mortgages and to lock in the interest margin in relation to interest bearing assets and the related funding.

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies under the IFRS-IASB hedge accounting rules. Derivatives that qualify for hedge accounting under IFRS-IASB are classified and accounted for in accordance with the nature of the instrument hedged and the type of IFRS-IASB hedge model that is applicable. The three models applicable under IFRS-IASB are: fair value hedge accounting, cash flow hedge accounting and net investment hedge accounting. These are described under the relevant headings below. The company’s detailed accounting policies for these three hedge models are set out in section ‘Principles of valuation and determination of results’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

To qualify for hedge accounting under IFRS-IASB, strict criteria must be met. Certain hedges that are economically effective from a risk management perspective do not qualify for hedge accounting under IFRS-IASB. The fair value changes of derivatives relating to such non qualifying hedges are taken to the profit and loss account. However, in certain cases, the Group mitigates the profit and loss account volatility by designating hedged assets and liabilities at fair value through profit and loss. If hedge accounting is applied under IFRS-IASB, it is possible that during the hedge a hedge relationship no longer qualifies for hedge accounting and hedge accounting cannot be continued, even if the hedge remains economically effective. As a result, the volatility arising from undertaking economic hedging in the profit and loss account may be higher than would be expected from an economic point of view.

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

Gains and losses on derivatives designated under fair value hedge accounting are recognised in the profit and loss account. The effective portion of the fair value change on the hedged item is also recognised in the profit and loss account. As a result, only the net accounting ineffectiveness has an impact on the net result.

For the year ended December 31, 2011, ING Group recognised EUR 354 million (2010: EUR (153) million) of fair value changes on derivatives designated under fair value hedge accounting in the profit and loss account. This amount was partly offset by EUR (335) million (2010: EUR 157 million) fair value changes recognised on hedged items. This resulted in EUR 19 million (2010: EUR 4 million) net accounting ineffectiveness recognised in the profit and loss account. As at December 31, 2011, the fair values of outstanding derivatives designated under fair value hedge accounting was EUR (638) million (2010: EUR (208) million), presented in the balance sheet as EUR 3,192 million (2010: EUR 4,127 million) positive fair values under assets and EUR 3,830 million (2010: EUR 4,335 million) negative fair values under liabilities.

ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve out’ of IFRS-EU. The EU ‘carve-out’ macro hedging enables a group of derivatives (or proportions) to be viewed in combination and jointly designated as the hedging instrument and removes some of the limitations in fair value hedge accounting relating to hedging core deposits and under-hedging strategies. Under the IFRS-EU ‘carve-out’, hedge accounting may be applied to core deposits and ineffectiveness only arises when the revised estimate of the amount of cash flows in scheduled time buckets falls below the designated amount of that bucket. ING Group applies the IFRS-EU ‘carve-out’ to its retail operations in which the net exposure of retail funding (savings and current accounts) and retail lending (mortgages) is hedged. The hedging activities are designated under a portfolio fair value hedge on the mortgages, using the IFRS-EU provisions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Gains and losses on the effective portions of derivatives designated under cash flow hedge accounting are recognised in Shareholders’ equity. Interest cash flows on these derivatives are recognised in the profit and loss account in interest result consistent with the manner in which the forecast cash flows affect net result. The gains and losses on ineffective portions of such derivatives are recognised immediately in the profit and loss account.

For the year ended December 31, 2011, ING Group recognised EUR 1,124 million (2010: EUR 475 million) after tax in equity as effective fair value changes on derivatives under cash flow hedge accounting. As a consequence, the balance of the cash flow hedge reserve in equity as at December 31, 2011 was EUR 2,611 million (2010: EUR 1,110 million) gross and EUR 1,971 million (2010: EUR 847 million) after deferred tax. This cash flow hedge reserve will fluctuate with the fair value changes of the underlying derivatives and will be reflected in the profit and loss account under Interest income/expense over the remaining term of the underlying hedged items. The cash flow hedge reserve relates to a large number of derivatives and hedged items with varying maturities, up to 45 years for insurance operations and 47 years for banking operations, with the largest concentrations in the range of 2 to 9 years for insurance operations and 1 to 6 years for banking operations. Accounting ineffectiveness on derivatives designated under cash flow hedge accounting resulted in a loss of EUR 17 million (2010: EUR 7 million loss) which was recognised in the profit and loss account.

As at December 31, 2011, the fair value of outstanding derivatives designated under cash flow hedge accounting was EUR 179 million (2010: EUR (824) million), presented in the balance sheet as EUR 6,641 million (2010: EUR 4,440 million) positive fair values under assets and EUR 6,462 million (2010: EUR 5,264 million) negative fair values under liabilities.

As at December 31, 2011, the fair value of outstanding non-derivatives designated as hedging instruments for cash flow hedge accounting purposes was EUR (21 million (2010: nil).

Included in Interest income and interest expense on non-trading derivatives is EUR 2,966 million (2010: EUR 3,613 million) and EUR 2,959 million (2010: EUR 3,138 million), respectively, relating to derivatives used in cash flow hedges.

Hedges of net investments in foreign operations

ING Group’s net investment hedges principally consist of derivatives (including currency forwards and swaps) and non-derivative financial instruments such as foreign currency denominated funding that are used to protect against foreign currency exposures on foreign subsidiaries.

Gains and losses on the effective portions of derivatives designated under net investment hedge accounting are recognised in Shareholders’ equity. The balance in equity is recognised in the profit and loss account when the related foreign subsidiary is disposed. The gains and losses on ineffective portions are recognised immediately in the profit and loss account.

As at December 31, 2011, the fair value of outstanding derivatives designated under net investment hedge accounting was EUR (18 million (2010: EUR (87) million), presented in the balance sheet as EUR 141 million (2010: EUR 81 million) positive fair values under assets and EUR 159 million (2010: EUR 168 million) negative fair values under liabilities.

As at December 31, 2011, the fair value of outstanding non-derivatives designated under net investment hedge accounting was EUR (335) million (2010: EUR 208 million).

Accounting ineffectiveness recognised in the profit and loss account for the year ended December 31, 2011 on derivatives and non-derivatives designated under net investment hedge accounting was nil (2010: EUR 5 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

25 Discontinued operations

The majority of the Latin American pensions, life insurance and investment management operations were disposed of in December 2011. This transaction qualifies under IFRS as a discontinued operation. The results of the Latin American pensions, life insurance and investment management operations that were divested for the year (and comparative years) and the result recognised on disposal are presented below:

Results from discontinued operations

	2011	2010	2009
Total income	711	779	837
Total expenses	567	512	634

Result before tax from discontinued operations	144	267	203

Tax related to current pre-tax gross result	30	51	103

Post-tax result from discontinued operations	114	216	100

Post-tax result on disposal of discontinued operations (1)	995

Total net result from discontinued operations	1,109	216	100

(1)	The tax effect on the result on disposal of discontinued operations is nil.

Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details on the disposal of the Latin American pensions, life insurance and investment management operations.

The net cash flow incurred by the Latin American pensions, life insurance and investment management operations are as follows:

Net cash flow from discontinued operations

	2011	2010	2009
Operating cash flow	(13)	(25)	11
Investing cash flow	(68)	56	49
Financing cash flow	(25)	(6)	(25)

Net cash flow	(106)	25	35

The sales proceeds in cash of EUR 2,572 million is presented in the consolidated statement of cash flows under ‘Net cash flow from investment activities - Disposals and redemptions: group companies’ and is not included in the table above.

26 Assets not freely disposable

The assets not freely disposable consist primarily of interest bearing securities pledged to secure deposits from De Nederlandsche Bank (the Dutch central bank) and other banks and serve to secure margin accounts or are used for other purposes required by law. The assets not freely disposable are as follows:

Assets not freely disposable

	2011	2010
Investments	1,610	8,632
Loans and advances to customers	29,800	37,638
Banks	18,033	12,025
Other assets	4,431	8,731

	53,874	67,026

Banks includes Amounts due from banks and balances with central banks. In some jurisdictions ING Bank N.V. has an obligation to maintain a reserve with central banks.

Loans and advances to customers, not freely disposable, includes the loan to the Dutch State in connection with the Illiquid Assets Back-Up Facility agreement as disclosed in Note 33 ‘Related parties’ and loans that for liquidity purposes have been pledged as collateral in the United States of EUR 9 billion (2010: EUR 7 billion), Germany of EUR 5 billion (2010: EUR 5 billion) and Canada of nil (2010: EUR 5 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The table does not include assets relating to repurchase and stock lending transactions. Reference is made to Note 3 ‘Financial assets at fair value through profit and loss’, Note 4 ‘Investments’ and Note 5 ‘Loans and advances to customers’ for the relevant amounts.

There are no material terms and conditions relating to the collateral represented in the above table which are individually significant.

27 Contingent liabilities and commitments

In the normal course of business the Group is party to activities whose risks are not reflected in whole or in part in the consolidated financial statements. In response to the needs of its customers, the Group offers financial products related to loans. These products include traditional off-balance sheet credit-related financial instruments.

Contingent liabilities and commitments

2011	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1	1					2
– guarantees	18,614	867	820	1,484	3,832		25,617
– irrevocable letters of credit	9,271	6,156	1,569	193	17		17,206
– other	452	45	65	8			570

	28,338	7,069	2,454	1,685	3,849		43,395

Insurance operations
Commitments	1,148	158	174	227	3	115	1,825
Guarantees				9	10	5	24

	1,148	158	174	236	13	120	1,849

Irrevocable facilities	35,972	14,858	5,211	24,354	5,793		86,188

	65,458	22,085	7,839	26,275	9,655	120	131,432

Contingent liabilities and commitments

2010	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Maturity not applicable	Total
Banking operations
Contingent liabilities in respect of
– discounted bills	1	1	1				3
– guarantees	15,555	472	1,132	1,350	3,202		21,711
– irrevocable letters of credit	7,333	6,070	1,914	192	31		15,540
– other	333	22	64	9			428

	23,222	6,565	3,111	1,551	3,233		37,682

Insurance operations
Commitments	1,515	117	66	200	13	103	2,014
Guarantees				8	10	5	23

	1,515	117	66	208	23	108	2,037

Irrevocable facilities	38,082	16,552	5,251	24,686	5,456		90,027

	62,819	23,234	8,428	26,445	8,712	108	129,746

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

Irrevocable letters of credit mainly secure payments to third parties for a customer’s foreign and domestic trade transactions in order to finance a shipment of goods. ING Group’s credit risk in these transactions is limited since these transactions are collateralised by the commodity shipped and are of a short duration.

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

Furthermore, ING Group leases assets from third parties under operating leases as lessee. The future rental commitments to be paid under non-cancellable operating leases are as follows:

Future rental commitments for operating lease contracts

2012	305
2013	247
2014	189
2015	171
2016	156
Years after 2016	285

28 Special purpose entities and securitisation

Securitisation

ING Group as originator

ING Group enters into synthetic securitisation programmes in order to reduce credit risk on certain assets. In synthetic securitisations, ING Group enters into a credit default swap with securitisation Special Purpose Entities (SPEs), in relation to which ING Group purchases credit protection in respect of residential mortgage loans and loans to small and medium-sized enterprises. The SPEs have in turn hedged their exposure with investors through the issue of credit linked notes or credit linked commercial paper. As a result of these transactions, ING Group has transferred a substantial part of the credit risk related to these loan portfolios to third-party investors. In general, the third-party investors in securities issued by the SPE have recourse only to the assets of the SPE and not to ING Group.

After securitisation of these assets ING Group continues to recognise them on its balance sheet under Loans and advances to customers. These transactions are therefore not off-balance sheet arrangements.

Assets under synthetic securitisation programmes

	2011	2010
Loans to small and medium-sized enterprises	5,251	5,273
Mortgages	6,245	6,476

Total	11,496	11,749

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

Collateralised debt obligations (CDO)-transactions

Within ING Group, SPEs are used for CDO transactions. In a typical CDO transaction an SPE is used to issue structured, rated securities which are backed (or collateralised) by a pool of transferable debt securities. Besides investing in CDOs ING Group often has different roles in these transactions:

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

ING Group as investor

As part of its investment activities, ING Group invests in securitisations by purchasing notes or by selling credit protection in the market using credit default swaps from securitisation SPEs. For certain own asset securitisation programmes ING Group acts as a market maker and holds limited positions in this capacity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

29 Principal subsidiaries

The principal subsidiaries of ING Groep N.V. and their place of incorporation are as follows:

Companies treated as part of the banking operations
ING Bank N.V.	The Netherlands
Bank Mendes Gans N.V.	The Netherlands
ING Lease Holding N.V.	The Netherlands
ING Corporate Investments B.V.	The Netherlands
ING Vastgoed Management Holding B.V.	The Netherlands
ING Commercial Finance B.V.	The Netherlands
Westland Utrecht Bank N.V.	The Netherlands
ING België N.V.	Belgium
Record Bank N.V.	Belgium
ING Luxembourg S.A.	Luxembourg
ING Bank Slaski S.A.	Poland
ING Financial Holdings Corporation	United States of America
ING Vysya Bank Ltd.	India
ING Direct N.V.	Canada, Germany, Spain, Australia, France, United States of America, Italy, United Kingdom
ING Bank A.S.	Turkey

Companies treated as part of the insurance operations
ING Verzekeringen N.V.	The Netherlands
Nationale-Nederlanden Levensverzekering Maatschappij N.V.	The Netherlands
Nationale-Nederlanden Schadeverzekering Maatschappij N.V.	The Netherlands
ING Insurance Eurasia N.V.	The Netherlands
Parcom Capital B.V.	The Netherlands
Nationale-Nederlanden Service N.V.	The Netherlands
Movir N.V.	The Netherlands
ING Re (Netherlands) N.V.	The Netherlands
ING Fund Management B.V.	The Netherlands
ING Vastgoed Belegging B.V.	The Netherlands
ING Zivotna Poistovna a.s.	Slovakia
ING Nationale-Nederlanden Polska S.A.	Poland
ING Nationale-Nederlanden Polska Powszechne Towarzystwo Emerytaine S.A.	Poland
ING Asigurari de Viata S.A.	Romania
ING Greek Life Insurance Company S.A.	Greece
ING Nationale-Nederlanden Magyarorszagi Biztosito Rt.	Hungary
Nationale-Nederlanden Vida, Compañia de Seguros y Reaseguros S.A.	Spain
Nationale-Nederlanden Generales, Compañia de Seguros y Reaseguros S.A.	Spain
ING America Insurance Holdings, Inc.	United States of America
ING International Insurance Holdings, Inc.	United States of America
ING Life Insurance and Annuity Company	United States of America
ING North America Insurance Corporation	United States of America
Lion Connecticut Holdings Inc.	United States of America
ReliaStar Life Insurance Company	United States of America
ReliaStar Life Insurance Company of New York	United States of America
Security Life of Denver Insurance Company	United States of America
ING USA Annuity and Life Insurance Company	United States of America
ING Investment Management Co	United States of America
Security Life of Denver International Limited	Cayman Islands
ING Insurance Berhad	Malaysia
ING Life Insurance Company (Japan) Limited	Japan
ING Life Insurance Company (Korea) Limited	South Korea
ING Life Insurance Company (Bermuda) Limited	Hong Kong

30 Companies acquired and companies disposed

Acquisitions effective in 2011

There were no significant acquisitions in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Disposals effective in 2011

Pacific Antai Life Insurance Company Ltd.

In June 2011 ING had completed the sale of its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank for a consideration of EUR 82 million, and a net profit of EUR 28 million. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC was previously included in the segment Insurance Asia/Pacific. The deal had been announced in 2009 and was presented as held for sale since 2009 until the sale was completed.

ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES)

ING announced in February 2011 that it has reached agreement with CB Richard Ellis Group, Inc., to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s US-based manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses.

In July 2011 ING announced the completion of the sale of Clarion Real Estate Securities (CRES) to CB Richard Ellis. The sale resulted in a net gain on divestment of EUR 182 million. CRES was previously included in the segment ING Real Estate.

In October 2011 ING announced that it had completed the sale of REIM’s Asian and European operations to US-based CBRE Group Inc., thereby completing the divestment of ING REIM. The divestment of ING REIM has resulted in an after-tax gain on disposal of approximately EUR 245 million. As a result of the agreement at closing ING continues to have certain contingent income and expenses, however no significant impact on the result on divestment is expected. REIM’s Asian and European operations were previously included in the segment ING Real Estate.

Clarion Partners

In June 2011 ING announced the completion of the sale of the private market real estate investment manager of its US operations, Clarion Partners, to Clarion Partners management in partnership with Lightyear Capital LLC for USD 100 million. The sale resulted in a net gain on divestment of EUR 39 million. Clarion Partners was previously included in the segment ING Real Estate.

ING Investment Management Australia

In October 2011 ING completed the sale of ING Investment Management (ING IM) Australia to UBS AG. ING IM Australia’s business provided a number of investment strategies and products directly to the Australian institutional and wholesale markets. This transaction supports ING’s objective to actively manage its capital and portfolio of businesses to ensure an attractive and coherent combination for the announced divestment of its insurance and investment management activities. ING IM Australia was previously included in the segment ING Investment Management.

Latin American pensions, life insurance and investment management operations

In December 2011 ING completed the sale of its Latin American pensions, life insurance and investment management operations for a total consideration of EUR 2,637 million to Grupo de Inversiones Suramericana (‘GRUPOSURA’). The sale is the first major step in the divestment of ING’s insurance and investment management activities. Under the terms of the agreement, ING received EUR 2,572 million in cash and GRUPOSURA will assume EUR 65 million in debt. The sale resulted in a net profit of EUR 995 million. Included in the transaction are the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico, Uruguay and ING’s 80% stake in AFP Integra S.A. in Peru; the life insurance businesses in Chile and Peru; As part of this transaction ING sold its 33.7% stake in Peruvian InVita Seguros de Vida S.A. to the Wiese Family, ING’s joint venture partner in InVita. The transaction also includes the local investment management capabilities in these five countries. Not included in the transaction is ING’s 36% stake in the leading Brazilian insurer Sul America SA. ING’s Commercial Banking activities in Mexico, Brazil and Argentina are not affected by the announcement. ING’s Mortgage and ING’s Leasing businesses in Mexico are also not part of the transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The Latin American pensions, life insurance and investment management operations were previously included in the segments Insurance Latin America and ING Investment Management before they were classified as discontinued operations. The segment Insurance Latin America has ceased to exist following this transaction as the majority of assets and liabilities have been sold. The net result from discontinued operations is presented separately in the consolidated profit and loss account. Reference is made to Note 25 ‘Discontinued operations’ for more detailed disclosures.

ING Car Lease

In September 2011 ING completed the sale of ING Car Lease to BMW Group fleet management division Alphabet for total proceeds of EUR 696 million and a net transaction result of EUR 347 million. ING Car Lease was previously partly included in both the Commercial and Retail Banking segment.

Disposals occurred in 2012

ING Direct USA

In June 2011 ING announced that it reached an agreement to sell ING Direct USA to Capital One Financial Corporation, a leading US-based financial holding company. In February 2012 ING announced that the transaction closed. Total proceeds of the transaction are approximately USD 9.0 billion (or approximately EUR 6.9 billion), including USD 6.3 billion in cash and USD 2.7 billion in the form of 54.0 million shares in Capital One, based on the share price of USD 49.29 at closing on February 16, 2012. These shares represented a 9.7% stake in Capital One at closing. The transaction has resulted in a positive result after tax of approximately EUR 0.5 billion.

In 2011 ING Direct USA is still included in the segment ING Direct. After this sale ING Direct USA will no longer be consolidated.

In connection with the divestment of ING Direct USA, ING also completed the adjustment of the agreement with the Dutch State concerning the structure of the Illiquid Assets Back-up Facility (IABF) which was also announced on June 16, 2011. The amendment serves to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF is further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio. Only the part of the IABF covering ING Direct USA, currently approximately 85% of the total IABF-portfolio, is adjusted in the amendment. The ING Insurance part of the IABF remains unaltered. Reference is made to Note 33 ‘Related parties’ for details on the original agreement and the amendments made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Most significant companies disposed in 2011

	Clarion Partners	Clarion Real Estate securities	ING REIM Asia and Europe	ING Car Lease	Pacific Antai Life Insurance Company Ltd	Latin American pensions, life insurance and investment management operations		Total
General

Primary line of business	Bank	Bank	Bank	Bank	Insurance	Insurance

Sales proceeds
Cash proceeds (1)	69	224	365	696	82	2,572		4,008
Non-cash proceeds

Sales proceeds	69	224	365	696	82	2,572		4,008

Assets
Cash assets					7	80		87
Investments					146	644		790
Loans and advances to customers			1	104	54	6		165
Amounts due from banks	1	3	94	103				201
Financial assets at fair value through profit and loss	5				10	679		694
Property and equipment				3,275				3,275
Miscellaneous other assets	20	44	82	341	48	1,491		2,026

Liabilities
Insurance and investment contracts					205	715		920
Amounts due to banks				101				101
Customer deposits and other funds on deposit				3,028		66		3,094
Miscellaneous other liabilities	10	19	116	333	14	563		1,055

Net assets	16	28	61	361	46	1,556		2,068

% disposed	100%	100%	100%	100%	80%	Various	(2)

Net assets disposed	16	28	61	361	37	1,478		1,981

Gain/loss on disposal (3)	39	182	245	347	28	995		1,836

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.
(2)	Comprises various entities as explained in the description of the disposal.
(3)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.

Acquisitions effective in 2010

There were no significant acquisitions in 2010.

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

Furthermore there were some disposals that did not have a significant impact on ING’s balance sheet and profit and loss account. In November 2009 ING reached an agreement to sell three of its United States independent retail broker-dealer units to Lightyear Capital LLC for a total consideration of EUR 96 million. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California, Multi-Financial Securities Corporation, based in Denver, Colorado, PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office supporting those broker dealers, which collectively do business as ING Advisors Network. The sale was completed in February 2010. The three United States independent retail broker-dealer units were previously included in the segment Insurance US.

In December 2009 ING reached an agreement to sell the non-life insurance operations in Greece for a total consideration of EUR 4 million. The sale was completed in July 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Most significant companies disposed in 2010

	Asia Private Banking business (3)	Swiss Private Banking business (3)	ING Summit Industrial Fund LP		Total
General
Primary line of business	Bank	Bank	Bank

Sales proceeds
Cash proceeds (1)	985	345	333		1,663

Sales proceeds	985	345	333		1,663

Assets
Cash assets	4	179			183
Investments	41	236			277
Loans and advances to customers	2,390	816	6		3,212
Amounts due from banks	1,171	1,177	39		2,387
Financial assets at fair value through profit and loss	397	8			405
Real estate investments			1,620		1,620
Miscellaneous other assets	20	46	57		123

Liabilities
Amounts due to banks	180	755	952		1,887
Customer deposits and other funds on deposit	3,098	1,382			4,480
Miscellaneous other liabilities	92	53	52		197

Net assets	653	272	718		1,643

% disposed	100%	100%	50	% (4)

Net assets disposed	653	272	359		1,284

Gain/loss on disposal (2)	332	73	(26)		379

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.
(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
(3)	As per December 31, 2009 recognised as a disposal group held for sale.
(4)	After disposal of the 50% stake ING has no remaining stake in Summit.

2009

Goodwill recognised in 2009 amounted to EUR 39 million as disclosed in Note 9 ‘Intangible assets’. This includes EUR 26 million in relation to the consolidation of 3W Holding B.V as disclosed below. There were no significant acquisitions in 2009.

In August 2009 ING obtained control of its 50% owned joint venture 3W Holding B.V., a real estate development company. ING obtained a majority representation in the Supervisory Board of 3W Holding B.V. and entered into an option agreement that allows ING to acquire the remaining 50%. As a result of obtaining control, 3W Holding B.V. is fully included in the consolidation as of September 2009. Net assets upon consolidation amounted to EUR (21 million. The estimated consideration payable for obtaining the remaining 50% under the option agreement is approximately EUR 5 million. Therefore, goodwill of EUR 26 million is recognised. This goodwill is mainly attributable to operational synergies arising from obtaining control of the professional network of 3W and the future business potential in the southern Netherlands where 3W is active.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

3W Holding B.V.
General
Primary line of business	Bank

Date of full consolidation	September 1, 2009

Purchase consideration payable	5

Assets
Miscellaneous other assets	51

Liabilities
Customer deposits and other funds on deposit	21
Miscellaneous other liabilities	51

Net assets	(21)

Goodwill recognised	26

Profit since date of full consolidation	(16)
Income if fully consolidated as of start of year	(5)
Profit if fully consolidated as of start of year	(19)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Most significant companies disposed in 2009

	ING Life Taiwan (5)		ING Canada		Annuity and Mortgage business of Chile	Australia/ New Zealand	Total
General
Primary line of business	Insurance		Insurance		Insurance	Insurance

Sales proceeds
Cash proceeds (1)			1,316		217	1,106	2,639
Non-cash proceeds	466						466

Sales proceeds	466		1,316		217	1,106	3,105

Assets
Cash assets	80		322		2	233	637
Investments	9,801		2,350		1,803	385	14,339
Loans and advances to customers	1,341		79		413		1,833
Financial assets at fair value through profit and loss	1,552		1,075		52	8,370	11,049
Miscellaneous other assets	2,538		2,092		74	639	5,343

Liabilities
Insurance and investment contracts	14,294		3,761		2,009	8,524	28,588
Miscellaneous other liabilities	260		223		95	334	912

Net assets	758		1,934		240	769	3,701

% disposed	100%		70	% (4)	100%	100%

Net assets disposed	758		1,354		240	769	3,121

Gain/loss on disposal (2)	(292	) (3)	(38)		(23)	337	(16)

(1)	Cash outflow/inflow on group companies in the cash flow statement includes cash outflows/inflows on individually immaterial disposals in addition to the cash flows presented.
(2)	The gain/loss on disposal comprises the sales proceed, the net assets disposed, the expenses directly related to the disposal and the realisation of unrealised reserves.
(3)	The loss was recognised in 2008.
(4)	After disposal of the 70% stake ING has no remaining stake in ING Canada.
(5)	Assets and liabilities included in this column were presented as assets/liabilities held for sale as at December 31, 2008.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Proceedings in which ING is involved, include complaints and lawsuits concerning the performance of certain interest sensitive products that were sold by a former subsidiary of ING in Mexico. Proceedings also include lawsuits that have been filed by former employees of an Argentina subsidiary, whose employment was terminated as a result the Republic of Argentina’s nationalisation of the pension fund system. Litigation has been filed by the purchaser of certain ING Mexican subsidiaries who claims that the financial condition of the subsidiaries was not accurately depicted. Further, purported class litigation has been filed in the United States District Court for the Southern District of New York alleging violations of the federal securities laws with respect to disclosures made in connection with the 2007 and 2008 offerings of ING’s Perpetual Hybrid Capital Securities. The Court has determined that the claims relating to the 2007 offerings were without merit and has dismissed them. The challenged disclosures that survived the Court’s ruling relate solely to the June 2008 offering, and primarily to ING Group’s investments in certain residential mortgage-backed securities. Additional purported class litigation challenges the operation of the ING Americas Savings Plan and ESOP and the ING 401(k) Plan for ILIAC Agents. The District Court has dismissed the latter case and plaintiffs have appealed. Also an administrator of an ERISA plan has filed a lawsuit seeking to represent a class of ERISA plan administrators claiming that an ING subsidiary has breached certain of its ERISA duties. These matters are being defended vigorously; however, at this time, ING is unable to assess their final outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect.

Since the end of 2006, unit-linked products (commonly referred to in Dutch as ‘beleggingsverzekeringen’) have received negative attention in the Dutch media, from Dutch Parliament, the AFM and consumer protection organisations. Costs of unit-linked products sold in the past are perceived as too high and insurers are in general being accused of being less transparent in their offering of unit-linked products. The criticism on unit-linked products led to the introduction of compensation schemes by Dutch insurance companies that have offered unit-linked products. In 2008 ING’s Dutch insurance subsidiaries reached an outline agreement with all consumer protection organisations to offer compensation to their unit-linked policyholders where individual unit-linked policies have a cost charge in excess of an agreed maximum and to offer similar compensation for certain hybrid insurance products. At December 31, 2008 a provision was recognised for the costs of the settlement. The costs were valued at EUR 365 million. A full agreement on implementation was reached in 2010 with one of the two main consumer protection organisations. In addition, ING’s Dutch insurance subsidiaries announced additional (so-called ‘flanking’) measures that comply with the ‘Best in Class’ criteria as formulated on November 24, 2011 by the Dutch Minister of Finance. In December 2011 this resulted in an agreement on these measures with the two main consumer protection organisations. Implementation has started; our plan is to inform all unit-linked policyholders about compensation by the end of 2012. Neither the implementation of the compensation schemes nor these additional measures prevent individual policyholders from initiating legal proceedings against ING’s Dutch insurance subsidiaries. Policyholders have initiated and may continue to initiate legal proceedings claiming further damages. Because of the continuous public and political attention for the unit-linked issue in general and the uncertain outcome of pending and future legal proceedings, it is not feasible to predict or determine the ultimate financial consequences.

In January 2010 ING lodged an appeal with the General Court of the European Union against specific elements of the European Commission’s decision regarding ING’s restructuring plan. In its appeal, ING contests the way the Commission has calculated the amount of state aid ING received and the disproportionality of the price leadership restrictions specifically and the disproportionality of restructuring requirements in general. In July 2011 the appeal case was heard orally by the General Court of the European Union. On March 2, 2012, the Court partially annulled the Commission’s decision of November 18, 2009 and as a result a new decision must be issued by the Commission. Interested parties can file an appeal against the General Court’s judgment before the Court of Justice of the European Union within two months and ten days after the date of the General Court’s judgment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In January 2011 the Association of Stockholders (Vereniging van Effectenbezitters, ‘VEB’) has issued a writ alleging that investors were misled by the prospectus that was issued with respect to the September 2007 rights issue of Fortis N.V. (now: Ageas N.V.) against Ageas N.V., the underwriters of such rights issue, including ING Bank, and former directors of Fortis N.V. According to the VEB the prospectus shows substantive incorrect and misleading information. The VEB states that the impact and the risks of the subprime crisis for Fortis and Fortis’ liquidity position have been reflected incorrectly in the prospectus. The VEB requests a declaratory decision stating that the summoned parties have acted wrongfully and are therefore responsible for the damages suffered by the investors in Fortis. The amount of damages of EUR 18 billion has not been substantiated yet. ING will defend itself against this claim; at this time ING is not able to assess the future outcome. Therefore at this moment it is not practicable to provide an estimate of the (potential) financial effect of such action.

In July 2011, the Dutch ING Pensioners’ Collective Action Foundation (Stichting Collectieve Actie Pensioengerechtigden ING Nederland), together with two trade unions (FNV Bondgenoten and CNV Dienstenbond) and a number of individual pensioners, instituted legal proceedings against ING’s decision not to provide funding for indexing pensions insured with Stichting Pensioenfonds ING (the Dutch ING Pension Fund) per January 1, 2011. In July 2011, also the Interest Group ING General Managers’ Pensions (Belangenvereniging ING-Directiepensioenen), together with a number of individual retired Dutch General Managers of ING, instituted legal proceedings against ING’s decision not to provide funding for indexing Dutch General Managers’ pensions per January 1, 2011. It is not feasible to predict the ultimate outcome of these legal proceedings although legal proceedings instituted by Stichting Pensioenfonds ING on the same issue were ruled in ING’s favour. The ultimate outcome of these proceedings may result in liabilities and provisions for such liabilities which are different from the amounts recognised. At this moment it is not practicable to provide an estimate of the (potential) financial effect of such proceedings.

In addition to the foregoing procedures, ING Bank remains in discussions with authorities in the US concerning ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations and is engaged in discussions to resolve these matters with the US authorities; however, it is not yet possible to reliably estimate the timing or amount of any potential settlement, which could be significant. At this moment it is not practicable to provide an estimate of the (potential) financial effect.

In addition, like many other companies in the insurance industry, several of our U.S. companies have received formal requests for information from various governmental and regulatory agencies regarding whether and to what extent they proactively ascertain whether customers have deceased, pay benefits even where no claim has been made, and comply with state laws pertaining to unclaimed or abandoned property. Companies may have to make additional payments to beneficiaries and escheat additional funds deemed abandoned, and regulators may seek fines, penalties and interest. It is currently not practicable to estimate the (potential) financial effect of such information requests.

32 Joint ventures

Joint ventures are included proportionally in the consolidated financial statements as follows:

Most significant joint ventures

2011	Interest held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	57	69	16	21
KB Life Insurance Company Ltd (1)	49	1,524	1,390	449	434
ING-BOB Life Insurance Company Ltd	50	433	379	97	101
ING Vysya Life Insurance Company Ltd (1)	26	430	411	117	121

Total		2,444	2,249	679	677

(1)	Accounted for as joint venture because of joint control.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Most significant joint ventures

2010	Interest held (%)	Assets	Liabilities	Income	Expenses
Postkantoren B.V.	50	91	100	30	28
KB Life Insurance Company Ltd (1)	49	1,236	1,118	436	425
ING-BOB Life Insurance Company Ltd	50	333	289	87	85
ING Vysya Life Insurance Company Ltd (1)	26	495	466	127	136

Total		2,155	1,973	680	674

(1)	Accounted for as joint venture because of joint control.

33 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.

Transactions with joint ventures and associates

	Joint ventures		Associates
	2011	2010	2011	2010
Receivables	122	114	1,203	1,283
Liabilities	5	41	12	38

Income received	6	6	144	127
Expenses paid			20	11

Transactions with ING Bank N.V. and ING Verzekeringen N.V.

	ING Bank N.V.		ING Verzekeringen N.V.
	2011	2010	2011	2010
Receivables	7,515	9,411	2,617	2,095
Liabilities	2,869	736

Income received	868	825	60	184
Expenses paid	306	194

Receivables on ING Bank N.V. and ING Verzekeringen N.V. mainly include long-term funding. Liabilities to ING Bank N.V. mainly include short-term deposits.

As part of the exchange offers disclosed in Note 14 ‘Subordinated loans’ EUR 0.9 billion intercompany debt from ING Bank N.V. to ING Groep N.V. was repaid.

In 2011 ING made a number of changes in the structure and composition of the Management Boards for Insurance and Banking. As of November 2011 the members of the Management Board Insurance Eurasia and the Management Board Americas Insurance Holdings are considered to be key management personnel and their compensation is therefore included, from that date, in the tables below. Before November 2011 the members of the Management Board Insurance Eurasia were members of the Management Board Insurance.

Transactions with key management personnel (Executive Board, Management Boards and Supervisory Board) and post-employment benefit plans are transactions with related parties. These transactions are disclosed in more detail as required by Part 9 Book 2 of the Dutch Civil Code in the remuneration report in the annual report. The relevant sections of the remuneration report therefore are part of the annual accounts. For the post-employment benefit plans see Note 21 ‘Other liabilities’.

The two members of the Executive Board of ING Groep N.V. are also members of the Management Boards of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings. The Management Board members of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings are also considered to be key management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Key management personnel compensation (Executive Board and Management Boards) (1)

2011 amounts in thousands of euros	Executive Board of ING Groep N.V. (2)	Management Boards of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings (3)	Total
Base salary and variable compensation in cash	2,666	8,240	10,906
Pension costs	315	2,083	2,398
Retirement benefit		1,828	1,828
Fair market value of variable compensation in stock		2,433	2,433

Total compensation	2,981	14,584	17,565

(1)

In light of the changed governance structure of both the Banking and Insurance organisation several changes were made to the Board structure of both entities, which resulted in an overall increase in the number of Board members. In January 2011, one additional Board member joined the Management Board Banking, and two additional Board members joined the Management Board Insurance. In October 2011 a Management Board Banking member stepped down and his successor and another member joined that same month. The latter Board member also joined the Management Board Insurance at the same time. In November 2011, a separate Management Board for Americas Insurance Holdings was created, which included four new members.

(2)

Includes the compensation earned in the capacity as Executive Board member. One Executive Board member stepped down from the Executive Board as per October 1, 2011, therefore his compensation is included till October 2011

(3)	Excluding members that are also members of the Executive Board of ING Groep N.V.

Key management personnel compensation (Executive Board and Management Boards)

2010 amounts in thousands of euros	Executive Board of ING Groep N.V.	Management Boards of ING Bank N.V. and ING Verzekeringen N.V. (1)	Total
Base salary and variable compensation in cash	2,853	5,910	8,763
Pension costs	292	1,263	1,555
Termination benefit		980	980
Fair market value of variable compensation in stock		1,376	1,376

Total compensation	3,145	9,529	12,674

(1)	Excluding three members that are also members of the Executive Board of ING Groep N.V.

The Executive Board members decided to forego the variable remuneration in relation to performance year 2010. The above table outlines the actual situation.

Key management personnel compensation (Supervisory Board)

	Supervisory Board
amounts in thousands of euros	2011	2010
Base salary	857	1,010

Total compensation	857	1,010

Loans and advances to key management personnel

	Amount outstanding December 31,		Average interest rate		Repayments
amounts in thousands of euros	2011	2010	2011	2010	2011	2010
Executive Board members (1)	1,968	1,968	3.6%	3.6%
Management Board members of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings	2,314	13	3.4%	4.3%	388	4
Supervisory Board members	282	282	8.6%	8.6%

Total	4,564	2,263			388	4

(1)	Includes the Executive Board member that stepped down from the Executive Board as per October 1, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The total number of stock options on ING Groep N.V. shares held by the Executive Board members, including the Executive Board member that stepped down from the Executive Board as per October 1, 2011, of ING Group N.V. amounted to 164,689 as at December 31, 2011 (2010: 164,689) and total number of stock options on ING Groep N.V. shares held by Management Board members of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings amounted to 1,913,631 as at December 31, 2011 (2010: 2,676,675). As at December 31, 2011, members of the Executive Board, including the Executive Board member that stepped down from the Executive Board as per October 1, 2011, held 149,400 ING Groep N.V. shares (2010: 118,723) and members of the Management Boards of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings held 84,173 ING Groep N.V. shares (2010: 284,995). As at December 31, 2011, members of the Supervisory Board held 244,968 ING Groep N.V. shares (2010: 167,407).

There are no significant provisions for doubtful debts or individually significant bad debt expenses recognised on outstanding balances with related parties.

Transactions with the Dutch State

Illiquid Assets Back-up Facility

ING Group and the Dutch State reached an agreement on an Illiquid Assets Back-up Facility (‘IABF’) on January 26, 2009. The transaction closed on March 31, 2009. The IABF covers the Alt-A portfolios of both ING Direct USA and ING Insurance US, with a par value of approximately EUR 30 billion. Under the IABF, ING transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained 100% of the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State had become the economic owner. The transaction price remains payable by the Dutch State to ING and will be redeemed over the remaining life. Furthermore, under the IABF ING pays a guarantee fee to the State and receives a funding fee and a management fee. As a result of the transaction ING derecognised 80% of the Alt-A portfolio from its balance sheet and recognised a receivable from the Dutch State. The transferred Alt-A portfolio was previously included in Available-for-sale debt securities. The Dutch State also acquired certain consent rights with respect to the sale or transfer of the 20% proportion of the Alt-A portfolio that is retained by ING.

Under the terms of the transaction as agreed on January 26, 2009, the overall sales proceeds amounted to EUR 22.4 billion at the transaction date. The amortised cost (after prior impairments) at the transaction date was also approximately EUR 22.4 billion. The transaction resulted in a loss in the first quarter of 2009 of EUR 109 million after tax (the difference between the sales proceeds and the amortised cost). The fair value under IFRS-IASB at the date of the transaction was EUR 15.2 billion.

In order to obtain approval from the European Commission on ING Group’s Restructuring Plan (see below), ING agreed to make additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission to the Dutch State corresponding to an adjustment of the fees for the Illiquid Assets Back-up Facility. In total, these additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission amounted to a net present value of EUR 1.3 billion pre-tax, which was recognised as a one-off charge in the fourth quarter of 2009. The remainder of the IABF as agreed in January 2009, including the transfer price of the securities of 90%, remained unaltered.

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

The valuation method of the 20% Alt-A securities in the IFRS-IASB balance sheet is not impacted by the IABF. The methodology used to determine the fair value for these assets in the balance sheet under IFRS-IASB is disclosed in Note 34 ‘Fair value of financial assets and liabilities’.

As at December 31, 2011, the remaining outstanding amount from the transaction price that remained payable by the Dutch State is EUR 10.3 billion (2010: EUR 13.1 billion). The net amount of other unamortised components of the total sales proceeds, as explained above, amounts to EUR 0.6 billion payable (2010: EUR 0.7 billion).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In connection with the sale of ING Direct USA as disclosed in Note 30 ‘Companies acquired and companies disposed’, ING has reached an agreement with the Dutch State to adjust the structure of the Illiquid Assets Back-up Facility (IABF). This adjustment served to de-link the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State and became effective at the closing of the sale in February 2012. Under the terms of the original transaction ING Direct USA held on its balance the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch state regarding the performance of the portfolio.

Upon closing of the sale ING provided a counter guarantee to the Dutch State covering 25% of the 80% part of the Dutch State. This guarantee covered realised cash losses if they would exceed the 35% that is implied by the market value of the portfolio in June 2011. This adjustment therefore lowered the risk exposure for the Dutch State. The impact on equity and result of the alignment for ING Bank was limited.

Only the part covering ING Direct USA, which currently covers approximately 85% of the total portfolio, is adjusted in the agreement and the guarantee only relates to the portfolio of ING Direct USA. The ING Insurance US and Bancorp part of the IABF remains unaltered.

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

Since ING Groep N.V. had already paid an interim dividend of EUR 0.74 in August 2008, ING recognised a coupon payable of EUR 425 million to the Dutch State as of December 31, 2008. This coupon was paid on May 12, 2009.

Further coupons are to be paid on 12 May of each year (the coupon date) in cash if dividend on ordinary shares is paid in cash or to be paid in scrip securities in the event of a scrip dividend on ordinary shares. Coupons are only due and payable, on a non-cumulative basis and if a dividend is paid on ordinary shares over the financial year preceding the coupon date, either on an interim or a final dividend basis, provided that ING Groep N.V.’s capital adequacy position is and remains satisfactory both before and immediately after payment in the opinion of the Dutch Central Bank.

ING Groep N.V. has, as of November 12, 2011, the right to repay all or some of the non-voting equity securities at EUR 15 per security at any time, together with the pro-rata coupon accrued to such date. ING Groep N.V. and the Dutch State have agreed in October 2009 that up to EUR 5 billion of the EUR 10 billion core Tier 1 securities could be repaid at any time until January 31, 2010 at the original issue price of EUR 10 per non-voting equity security, plus a repurchase premium and accrued interest.

ING Groep N.V. also has the right to convert all or some of the non-voting equity securities into ordinary shares on the basis of one non-voting equity security for 1.335 ordinary shares or bearer depositary receipts from three years after the issue date onwards, subject to certain conditions. This equates to an exchange price of EUR 7.49. The Dutch State in that case has the right to demand a redemption payment of EUR 10 per non-voting equity security, together with the pro-rata coupon, if due, accrued to such date.

Both repayment and conversion of the securities must be approved by the Dutch Central Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Repayment non-voting equity shares

In December 2009, ING repaid the first half of the non-voting equity securities (core Tier 1 securities) of EUR 5 billion plus a total premium of EUR 605 million. On May 13, 2011 ING exercised its option for early repayment of EUR 2 billion of the remaining non-voting equity securities (core Tier 1 securities). The total payment in May 2011 amounted to EUR 3 billion and included a 50% repurchase premium. ING funded this repayment from retained earnings. ING has indicated that it is one of its priorities to repay the remaining EUR 3 billion non-voting equity securities (core Tier 1 securities) as soon as possible, but this needs to be done very prudently in light of the current challenging and changing financial and regulatory environment.

In order to finance the repayment, in December 2009, of the non-voting equity securities and the associated expenses as well as to mitigate the capital impact of the additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission, ING launched a capital increase with preferential subscription rights for holders of (depositary receipts for) ordinary shares of up to EUR 7.5 billion. The rights issue, as disclosed in Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’ was authorised by the Extraordinary General Meeting of Shareholders on November 25, 2009. Proceeds of the issue in excess of the above amounts were used to strengthen ING’s capital position.

European Commission Restructuring Plan

In 2009, ING Groep N.V. submitted a Restructuring Plan to the European Commission as part of the process to receive approval for the government support measures. The European Commission has, by decision of November 18, 2009, formally approved the Restructuring Plan. The main elements of the Restructuring Plan as announced on October 26, 2009 are as follows:

•	elimination of double leverage and significant reduction of ING’s balance sheet;

•	divestment of all Insurance and Investment Management activities;

•	divestment of ING Direct USA;

•

creation of a new company in the Dutch retail market composed of Interadvies (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail in the Netherlands. This business, once separated, needs to be divested;

•

restriction to be a price leader in any EU country for certain retail and SME banking products and restriction to acquire financial institutions or other businesses that would delay the repayment of the non-voting equity securities. These restrictions will apply for the shorter period of three years or until the non-voting equity securities have been repaid in full to the Dutch State;

•	an agreement with the Dutch State to alter the repayment terms of 50% of the non-voting equity securities;

•	repayment of EUR 5 billion of the non-voting equity securities issued in November 2008 to the Dutch State;

•

additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission will have to be made to the Dutch State in the form of fee adjustments relating to the Illiquid Assets Back-Up Facility which resulted in a one-off pre-tax charge to ING of EUR 1.3 billion in the fourth quarter of 2009;

•

launch of a EUR 7.5 billion rights issue, in order to finance the repayment of 50% of the non-voting equity securities and a mitigation of the capital impact of the additional Illiquid Assets Back-up Facility payment as part of the overall agreement with the European Commission to the Dutch State of EUR 1.3 billion;

•	execution of the Restructuring Plan before the end of 2013;

•

if the overall return on the (remaining) non-voting equity securities (core Tier 1 securities) issued to the Dutch State is expected to be lower than 10% p.a., the European Commission may consider the imposition of additional behavioural constraints; and

•

The calling of Tier 2 capital and Tier 1 hybrids will in the future be proposed case by case to the Commission for authorisation, for the shorter period of three years starting from the date of the Commission decision or up to the date on which ING has fully repaid the non-voting equity securities (core Tier 1 securities) to the Dutch State (including the relevant accrued interest of core Tier 1 coupons and exit premium fees).

On January 28, 2010, ING lodged an appeal against specific elements of the European Commission’s decision. By judgment of March 2, 2012, the Court partially annulled the Commission’s decision of November 18, 2009, as a result of which a new decision has to be taken by the Commission. Interested parties can file an appeal against the General Court’s judgment before the Court of Justice of the European Union within two months and ten days after the date of the General Court’s judgment.

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

In the framework of the transactions with the Dutch State disclosed in this note, certain arrangements with respect to corporate governance and executive remuneration were agreed with the Dutch State which will remain in place as long as the Dutch State owns at least 250 million non-voting equity securities or as long as the Illiquid Assets Back-up Facility is in place (whichever expires last). The arrangements set forth after the second and the fourth bullet hereunder remain valid as long as any of the Government Guaranteed Bonds is outstanding. These arrangements require that:

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

•

members of the Executive Board may not receive any performance-related payment - either in cash, options, shares or bearer depositary receipts - for the years 2008 and 2009 until the adoption of the new remuneration policy in 2010;

•	severance payments to Executive Board members are limited to a maximum of one year’s fixed salary, in line with the Tabaksblat Code;

•	ING has undertaken to support the growth of lending to corporates and consumers (including mortgages) for an amount of EUR 25 billion, on market conforming terms;

•	ING agreed to pro-actively use EUR 10 billion of the Dutch Guarantee Scheme during 2009;

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Fair value of financial assets and liabilities

	Estimated fair value		Balance sheet value
	2011	2010	2011	2010
Financial assets
Cash and balances with central banks	31,194	13,072	31,194	13,072
Amounts due from banks	45,269	51,651	45,323	51,828
Financial assets at fair value through profit and loss
– trading assets	123,688	125,675	123,688	125,675
– investments for risk of policyholders	116,438	120,481	116,438	120,481
– non-trading derivatives	17,159	11,722	17,159	11,722
– designated as at fair value through profit and loss	5,437	6,016	5,437	6,016
Investments
– available-for-sale	208,539	222,547	208,539	222,547
– held-to-maturity	8,835	11,854	8,868	11,693
Loans and advances to customers	610,448	614,548	596,877	608,938
Other assets (1)	22,367	26,906	22,367	26,906

	1,189,374	1,204,472	1,175,890	1,198,878

Financial liabilities
Subordinated loans	5,909	9,215	8,858	10,645
Debt securities in issue	141,774	136,586	139,861	135,604
Other borrowed funds	18,053	21,822	19,684	22,291
Investment contracts for risk of company	6,717	6,066	6,259	5,991
Investment contracts for risk of policyholders	6,939	5,984	6,939	5,984
Amounts due to banks	72,687	73,227	72,233	72,852
Customer deposits and other funds on deposit	468,447	508,755	467,547	511,362
Financial liabilities at fair value through profit and loss
– trading liabilities	107,682	108,050	107,682	108,050
– non-trading derivatives	22,165	17,782	22,165	17,782
– designated as at fair value through profit and loss	13,021	12,707	13,021	12,707
Other liabilities (2)	26,177	29,671	26,177	29,671

	889,571	929,865	890,426	932,939

(1)	Other assets do not include (deferred) tax assets, property held for sale, pension assets and deferred charges.
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

Due to a change in market practices for pricing derivatives, ING Group is in the process of adopting a discounting curve, that reflects the Overnight Indexed Swap (‘OIS’) instead of the previously used term EURIBOR rate. In addition, ING refined its calculation methodology for reflecting credit risk in derivatives and issued liabilities. The impact of both these changes is recorded in the profit and loss account; the overall financial effect in 2011 was not material.

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

Financial assets at fair value through profit and loss and Investments

Derivatives

Derivatives contracts can either be exchange traded or over the counter (OTC). The fair value of exchange-traded derivatives is determined using quoted market prices in an active market and those derivatives are classified in Level 1 of the fair value hierarchy. For those instruments not actively traded, fair values are estimated based on valuation techniques. OTC derivatives and derivatives trading in an inactive market are valued using valuation techniques because quoted market prices in an active market are not available for such instruments. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instruments. The principal techniques used to value these instruments are based on discounted cash flows, Black-Scholes option models and Monte Carlo simulation. These valuation models calculate the present value of expected future cash flows, based on ‘no-arbitrage’ principles. These models are commonly used in the banking industry. Inputs to valuation models are determined from observable market data where possible. Certain inputs may not be observable in the market directly, but can be determined from observable prices via valuation model calibration procedures. The inputs used include prices available from exchanges, dealers, brokers or providers of consensus pricing, yield curves, credit spreads, default rates, recovery rates, dividend rates, volatility of underlying interest rates, equity prices and foreign currency exchange rates. These inputs are determined with reference to quoted prices, recently executed trades, independent market quotes and consensus data, where available.

Equity securities

The fair values of publicly traded equity securities are based on quoted market prices when available. Where no quoted market prices are available, fair value is determined based on quoted prices for similar securities or other valuation techniques.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In order to determine which independent price in the range of prices obtained best represents fair value under IAS 39, ING applies a discounted cash flow model to calculate an indicative fair value. The key input to this model is a discount rate derived from an internal matrix that is used to construct the discount rate per security by applying credit and liquidity spreads relevant to the characteristics of such asset classes. The main assumptions in this matrix include:

•	a base spread;

•	a liquidity risk premium;

•	an additional credit spread, based on:

•	seniority in the capital structure – an adjustment is applied to each security based on its position in the capital structure;

•	vintage – an adjustment is applied for underwriting guidelines deteriorating from 2004 to 2007 in combination with differences in home price developments for these vintages.

The spreads are expressed in basis points and reflect the current market characteristics for credit and liquidity.

The indicative fair value obtained through the discounted cash flow model is then used to select the independently obtained price that is closest to the indicative price. In addition, judgement is applied in the event that the resulting indicative fair value is closest to the highest obtained vendor price and that price is a significant outlier compared to other obtained vendor prices. In such cases, the second highest obtained vendor price is deemed the most representative of fair value. The indicative price is not itself used for valuing the security; rather, it is used to select the most appropriate price obtained from independent external sources. As a result, each security in the portfolio is priced based on an external price, without modification by ING Group.

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

The fair values of mortgage loans are estimated by taking into account prepayment behaviour and discounting future cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. The fair values of fixed rate policy loans are estimated by discounting cash flows at the interest rates charged on policy loans of similar policies currently being issued. Loans with similar characteristics are aggregated for calculations purposes. The carrying values of variable rate policy loans approximate their fair value.

Other assets

The other assets are stated at their carrying value which is not materially different from their fair value.

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

Other liabilities

The other liabilities are stated at their carrying value which is not materially different from their fair value.

Fair value hierarchy

ING Group has categorised its financial instruments that are measured in the balance sheet at fair value into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques based on unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex OTC and credit derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available) and asset backed securities for which there is no active market and a wide dispersion in quoted prices.

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

The fair values of the financial instruments carried at fair value were determined as follows:

Methods applied in determining fair values of financial assets and liabilities

2011	Level 1	Level 2	Level 3	Total

Assets
Trading assets	32,903	89,403	1,382	123,688
Investments for risk of policyholders	111,203	5,094	141	116,438
Non-trading derivatives	1,477	14,723	959	17,159
Financial assets designated as at fair value through profit and loss	251	2,300	2,886	5,437
Available-for-sale investments	120,889	81,926	5,724	208,539

	266,723	193,446	11,092	471,261

Liabilities
Trading liabilities	20,308	86,434	940	107,682
Non-trading derivatives	1,175	18,808	2,182	22,165
Financial liabilities designated as at fair value through profit and loss	1,150	7,599	4,272	13,021
Investment contracts (for contracts carried at fair value)	3,279	3,648	12	6,939

	25,912	116,489	7,406	149,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Methods applied in determining fair values of financial assets and liabilities

2010	Level 1	Level 2	Level 3	Total

Assets
Trading assets	49,644	73,899	2,132	125,675
Investments for risk of policyholders	115,102	5,243	136	120,481
Non-trading derivatives	90	10,997	635	11,722
Financial assets designated as at fair value through profit and loss	1,143	3,027	1,846	6,016
Available-for-sale investments	113,994	101,816	6,104	221,914

	279,973	194,982	10,853	485,808

Liabilities
Trading liabilities	33,293	73,316	1,441	108,050
Non-trading derivatives	878	15,028	1,876	17,782
Financial liabilities designated as at fair value through profit and loss	1,834	7,648	3,225	12,707
Investment contracts (for contracts carried at fair value)	2,879	3,088	17	5,984

	38,884	99,080	6,559	144,523

Level 1 – Quoted prices in active markets

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

Level 2 – Valuation technique supported by observable inputs

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

Level 3 – Valuation technique supported by unobservable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. Level 3 Available-for-sale investments include mainly asset backed securities in the United States as described above under ‘Debt securities’. Level 3 Trading assets, Non-trading derivatives and Assets designated at fair value through profit and loss and Level 3 Financial liabilities at fair value through profit and loss include financial instruments with different characteristics and nature, which are valued on the basis of valuation techniques that feature one or more significant inputs that are unobservable. An instrument in its entirety is classified as valued using significant unobservable inputs if a significant portion of the instrument’s fair value is driven by unobservable inputs. Unobservable in this context means that there is little or no current market data available from which the price at which an arm’s length transaction would be likely to occur can be derived. More details on the determination of the fair value of these instruments is included above under ‘Derivatives’, ‘Debt securities’ and ‘Loans and advances to customers’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in Level 3 Assets

2011	Trading assets	Investments for risk of policyholders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available-for-sale investments	Total
Opening balance	2,132	136	635	1,846	6,104	10,853
Amounts recognised in the profit and loss account during the year	(361)		311	10	(229)	(269)
Revaluation recognised in equity during the year					(72)	(72)
Purchase of assets	786	123	143	1,112	1,461	3,625
Sale of assets	(582)	(99)	(76)	(271)	(781)	(1,809)
Maturity/settlement	(441)		(75)	(100)	(783)	(1,399)
Transfers into Level 3	95	4	13	224	920	1,256
Transfers out of Level 3	(245)	(6)		(2)	(2,248)	(2,501)
Exchange rate differences	(2)	(17)	8	59	9	57
Changes in the composition of the group and other changes				8	1,343	1,351

Closing balance	1,382	141	959	2,886	5,724	11,092

Main changes in fair value hierarchy (2011 compared to 2010)

The classification was impacted in 2011 by a transfer of available-for-sale investments of EUR 2.0 billion from Level 3 to Level 2, relating to mortgage backed securities in the United States. Previously these were classified in Level 3 because of the dispersion between prices obtained for the same security from different price sources. In 2011 prices supported by market observable inputs became available and were used in determining the fair value.

Changes in the composition of the group and other changes includes the decrease of the Level 3 assets in relation to the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’. Furthermore Changes in the composition of the group and other changes includes the increase of the Level 3 assets in relation to shares in real estate investment funds; this increase includes mainly the reclassification of associates to investments available-for sale as disclosed in Note 6 ‘Investments in associates’, as well as the reclassification of equity securities in certain real estate companies into Level 3.

Transfers into Level 3 includes certain bonds which were transferred to Level 3 in 2011 as a result of reduced market liquidity and/or pricing sources that could no longer be classified as market observable.

There were no significant transfers between Level 1 and 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in Level 3 Assets

2010	Trading assets	Investments for risk of policyholders	Non-trading derivatives	Financial assets designated as at fair value through profit and loss	Available- for-sale investments	Total
Opening balance	1,366	54	541	1,830	7,243	11,034
Amounts recognised in the profit and loss account during the year	193	(5)	(275)	3	(232)	(316)
Revaluation recognised in equity during the year					1,047	1,047
Purchase of assets	1,394	134	554	608	1,365	4,055
Sale of assets	(899)	(143)	(340)	(637)	(720)	(2,739)
Maturity/settlement	(275)		(2)	(96)	(775)	(1,148)
Transfers into Level 3	474	87	143	21	1,156	1,881
Transfers out of Level 3	(150)			(4)	(3,355)	(3,509)
Exchange rate differences	29	9	14	121	375	548

Closing balance	2,132	136	635	1,846	6,104	10,853

Main changes in fair value hierarchy (2010 compared to 2009)

Amounts in each of the levels of the fair value hierarchy are impacted by changes in the volume of portfolios and fluctuations in pricing levels and foreign currency rates. The amount in Level 3 is impacted by improved market activity in this area leading to increased trading and increases in portfolio volume in financial instruments that qualify for Level 3.

Level 3 assets increased because certain bonds were transferred to Level 3 in 2010 as a result of reduced market liquidity and/or pricing sources that could no longer be classified as market observable. On the other hand, Level 3 assets decreased in 2010 because of a transfer of available-for-sale investments of EUR 2.9 billion out of Level 3 to Level 2, relating to mortgage backed securities in the United States. Previously these were classified in Level 3 because of the dispersion between prices obtained for the same security from different price sources. In 2010 prices supported by market observable inputs became available and were used in determining fair value.

There were no significant transfers between Level 1 and 2.

Changes in Level 3 Liabilities

2011	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts carried at fair value)	Total
Opening balance	1,441	1,876	3,225	17	6,559
Amounts recognised in the profit and loss account during the year	46	183	113		342
Issue of liabilities	1,138	502	1,613	7	3,260
Early repayment of liabilities	(705)	(49)	(402)	(3)	(1,159)
Maturity/settlement	(928)	(400)	(645)		(1,973)
Transfers into Level 3	125	25	441		591
Transfers out of Level 3	(175)	(2)	(80)	(9)	(266)
Exchange rate differences	(2)	63	7		68
Changes in the composition of the group		(16)			(16)

Closing balance	940	2,182	4,272	12	7,406

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in Level 3 Liabilities

2010	Trading liabilities	Non-trading derivatives	Financial liabilities designated as at fair value through profit and loss	Investment contracts (for contracts carried at fair value)	Total
Opening balance	857	1,361	2,589	39	4,846
Amounts recognised in the profit and loss account during the year	119		85	(5)	199
Revaluation recognised in equity during the year				9	9
Issue of liabilities	1,679	490	2,241	10	4,420
Early repayment of liabilities	(876)	(247)	(863)	(55)	(2,041)
Maturity/settlement	(326)	(1)	(561)		(888)
Transfers into Level 3	165	282		11	458
Transfers out of Level 3	(176)	(67)	(266)		(509)
Exchange rate differences	(1)	58		8	65

Closing balance	1,441	1,876	3,225	17	6,559

Amounts recognised in the profit and loss account during the year (Level 3)

2011	Held at balance sheet date	Derecognised during the year	Total
Assets
Trading assets	(364)	3	(361)
Non-trading derivatives	308	3	311
Financial assets designated as at fair value through profit and loss	10		10
Available-for-sale investments	(160)	(69)	(229)

	(206)	(63)	(269)

Liabilities
Trading liabilities	46		46
Non-trading derivatives	194	(11)	183
Financial liabilities designated as at fair value through profit and loss	113		113

	353	(11)	342

Amounts recognised in the profit and loss account during the year (Level 3)

2010	Held at balance sheet date	Derecognised during the year	Total
Assets
Trading assets	157	36	193
Investments for risk of policyholders		(5)	(5)
Non-trading derivatives	(248)	(27)	(275)
Financial assets designated as at fair value through profit and loss	29	(26)	3
Available-for-sale investments	(264)	32	(232)

	(326)	10	(316)

Liabilities
Trading liabilities	119		119
Non-trading derivatives	(2)	2
Financial liabilities designated as at fair value through profit and loss	85		85
Investment contracts (for contracts carried at fair value)		(5)	(5)

	202	(3)	199

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Sensitivities of fair values in Level 3

Reasonably likely changes in the non-observable assumptions used in the valuation of Level 3 assets and liabilities would not have a significant impact on equity and net result, other than explained below for investments in asset backed securities in the United States.

Asset backed securities in the United States

Level 3 assets include EUR 373 million at December 31, 2011 and EUR 3,362 million at December 31, 2010 for investments in asset backed securities in the United States. These assets are valued using external price sources that are obtained from third party pricing services and brokers. In 2011, these asset backed securities in the United States decreased as a result of a transfer from Level 3 to Level 2. Previously these were classified in Level 3 because of the dispersion between prices obtained for the same security from different price sources. In 2011 prices supported by market observable inputs became available and were used in determining the fair value. Furthermore the decrease was caused by the classification of ING Direct USA as a disposal group held for sale. Reference is made to Note 11 ‘Assets and liabilities held for sale’.

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

Generally, up to four different pricing services are utilised. Management carefully reviews the prices obtained in conjunction with other information available, including, where relevant, trades in the market, quotes from brokers and internal evaluations. If the dispersion between different prices for the same securities is limited, a hierarchy exists that ensures consistent selection of the most appropriate price. If the dispersion between different prices for the same security is significant, additional processes are applied to select the most appropriate price, including an internally developed price validation matrix and a process to challenge the external price source.

Valuation for these securities is inherently complex and subjective. Although each security in the portfolio is priced based on an external price, without modification by ING Group, and management is confident that it has selected the most appropriate price in the current market circumstances, the valuation of these portfolios would have been different had different prices been selected. The sensitivity analysis shows that the highest and the lowest available market prices do not materially impact the valuation of these assets as at December 31, 2011.

Asset backed security portfolio

Fair value hierarchy of pressurised ABS bonds

2011	Level 1	Level 2	Level 3	Total
US Subprime RMBS		763	11	774
US Alt-A RMBS		495	7	502
CDO/CLOs	6	43	420	469
CMBS	2	4,404	6	4,412

Total pressurised ABS	8	5,705	444	6,157

Fair value hierarchy of pressurised ABS bonds

2010	Level 1	Level 2	Level 3	Total
US Subprime RMBS		17	1,630	1,647
US Alt-A RMBS		2,209	638	2,847
CDO/CLOs	9	65	557	631
CMBS	1	5,040	9	5,050

Total pressurised ABS	10	7,331	2,834	10,175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Greece, Italy, Ireland, Portugal and Spain

Of the Government and Unsecured Financial institutions’ bonds exposure in Greece, Italy, Ireland, Portugal and Spain as disclosed in Note 4 ‘Investments’, EUR 5.3 billion is classified as available-for-sale and is measured at fair value (with the revaluation recognised in equity, taking into account impairments that are recognised in the profit and loss account). The table below provide the fair value hierarchy per year-end 2011 for the Greek, Italian, Irish, Portuguese and Spanish Government and Unsecured Financial institutions’ bond exposure measured at fair value.

Fair value hierarchy of Greek, Italian, Irish, Portuguese and Spanish bonds at fair value

2011	Level 1	Level 2	Level 3	Total
Greece
Government bonds		219	36	255
Italy
Government bonds	1,705	86	242	2,033
Financial institutions	311	373		684
Ireland
Government bonds	43			43
Financial institutions	44			44
Portugal
Government bonds	533			533
Financial institutions	60	65		125
Spain
Government bonds	1,178	12		1,190
Financial institutions	277			277

Total	4,151	755	278	5,184

Classification of bonds in Levels 2 and 3 is mainly a result of decreased trading liquidity in the relevant markets.

35 Interest result banking operations

Interest result banking operations

	2011	2010	2009
Interest income on loans	26,415	24,942	24,983
Interest income on impaired loans	61	40	24

Total interest income on loans	26,476	24,982	25,007

Interest income on available-for-sale securities	3,463	3,532	3,923
Interest income on held-to-maturity securities	400	549	612
Interest income on trading portfolio	27,480	32,692	40,844
Interest income on non-trading derivatives	1,536	1,709	3,936
Other interest income	5,294	4,870	5,528

Interest income banking operations	64,649	68,334	79,850

Interest expense on deposits by banks	902	652	1,266
Interest expense on customer deposits and other funds on deposit	9,383	8,324	10,976
Interest expense on debt securities	3,435	2,761	2,657
Interest expense on subordinated loans	1,625	1,856	1,784
Interest on trading liabilities	27,209	32,847	40,023
Interest on non-trading derivatives	1,658	2,166	4,483
Other interest expense	6,988	6,405	6,286

Interest expense banking operations	51,200	55,011	67,475

Interest result banking operations	13,449	13,323	12,375

Interest margin

in percentages	2011	2010	2009
Interest margin	1.42	1.44	1.34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In 2011, the decline in average total assets led to an increase of the interest result amounting to EUR 135 million (in 2010 the growth in average total assets led to a decrease of the interest result of EUR 90 million; in 2009 the decline in average assets led to a decrease of the interest result of EUR 929 million). The decrease of the interest margin by 2 basis points led to a decrease of the interest result with EUR 139 million (in 2010 the increase of the interest margin by 10 basis points led to an increase of the interest result with EUR 915 million; in 2009 the increase of the interest margin by 25 basis points led to an increase of the interest result with EUR 2,406 million).

36 Gross premium income

Gross premium income

	2011	2010	2009
Gross premium income from life insurance policies	25,473	26,045	28,476
Gross premium income from non-life insurance policies	1,725	1,741	1,772

	27,198	27,786	30,248

Gross premium income has been presented before deduction of reinsurance and retrocession premiums granted. Gross premium income excludes premium received for investment contracts, for which deposit accounting is applied.

Effect of reinsurance on premiums written

	Non-life			Life			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Direct gross premiums written	1,702	1,718	1,746	24,442	24,881	27,177	26,144	26,599	28,923
Reinsurance assumed gross premiums written	23	23	26	1,031	1,164	1,299	1,054	1,187	1,325

Total gross premiums written	1,725	1,741	1,772	25,473	26,045	28,476	27,198	27,786	30,248

Reinsurance ceded	(43)	(65)	(70)	(1,888)	(2,008)	(1,842)	(1,931)	(2,073)	(1,912)

	1,682	1,676	1,702	23,585	24,037	26,634	25,267	25,713	28,336

Effect of reinsurance on non-life premiums earned

	2011	2010	2009
Direct gross premiums earned	1,728	1,744	1,746
Reinsurance assumed gross premiums earned	23	23	26

Total gross premiums earned	1,751	1,767	1,772

Reinsurance ceded	(43)	(65)	(68)

	1,708	1,702	1,704

See Note 43 ‘Underwriting expenditure’ for disclosure on reinsurance ceded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

37 Investment income

Investment income by banking and insurance operations

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Income from real estate investments	24	128	157	56	57	55	80	185	212
Dividend income	49	59	46	261	211	172	310	270	218

	73	187	203	317	268	227	390	455	430

Income from investments in debt securities				5,749	5,592	5,291	5,749	5,592	5,291
Income from loans
– unsecured loans				288	244	202	288	244	202
– mortgage loans				810	827	848	810	827	848
– policy loans				187	189	177	187	189	177
– other				418	354	99	418	354	99

Income from investments in debt securities and loans				7,452	7,206	6,617	7,452	7,206	6,617

Realised gains/losses on disposal of debt securities	91	150	(945)	68	18	(168)	159	168	(1,113)
Impairments of available-for-sale debt securities	(735)	(146)	(1,491)	(750)	(589)	(586)	(1,485)	(735)	(2,077)
Reversal of impairments of available-for-sale debt securities	74			5	11	2	79	11	2

Realised gains/losses and impairments of debt securities	(570)	4	(2,436)	(677)	(560)	(752)	(1,247)	(556)	(3,188)

Realised gains/losses on disposal of equity securities	39	338	24	446	193	397	485	531	421
Impairments of available-for-sale equity securities	(65)	(32)	(49)	(188)	(43)	(360)	(253)	(75)	(409)

Realised gains/losses and impairments of equity securities	(26)	306	(25)	258	150	37	232	456	12

Change in fair value of real estate investments	(21)	(50)	(588)	2	(48)	(125)	(19)	(98)	(713)

Investment income	(544)	447	(2,846)	7,352	7,016	6,004	6,808	7,463	3,158

In 2011, an impairment of EUR 978 million was recognised on Greek government bonds and an impairment of EUR 189 million was recognised on subordinated debt from Irish banks both are included in Impairments of available-for-sale debt securities. Reference is made to the ‘Risk management’ section for further information on these impairments.

Impairments and reversals of impairments on investments are presented within Investment income, which is part of Total income. This can be specified for each segment as follows:

Impairments/ reversals of impairments on investments per operating segment

	Impairments			Reversal of impairments
	2011	2010	2009	2011	2010	2009
Retail Belgium	22
ING Direct	464	107	1,394	(30)
Commercial Banking (excluding Real Estate)	301	70	129	(44)
Insurance Benelux	410	53	360
Insurance CRE	338	18	36
Insurance US	166	553	527	(5)
Insurance Asia/Pacific	15	8	15		(2)	(2)
ING IM			3		(9)
Corporate Line Banking	13	1	16
Corporate Line Insurance	9		6

	1,738	810	2,486	(79)	(11)	(2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

38 Net result on disposals of group companies

Net result on disposals of group companies

2011
Pacific Antai Life Insurance Company Ltd.	28
Clarion Real Estate Securities	182
ING REIM Asia and Europe	245
ING Car Lease	347
Clarion Partners	39
Other	14

855

The result on disposal of the Latin American pensions, life insurance and investment management operations is not included above but in the result on disposal of discontinued operations. Reference is made to Note 25 ‘Discontinued operations’.

Net result on disposals of group companies

2010
Asian Private Banking business	332
Swiss Private Banking business	73
ING Summit Industrial Fund LP	(26)
Other	(69)

310

In 2010 Other includes EUR (24) million related to the sale of certain associates. The remainder includes result on disposal of certain real estate funds and other disposals that are individually not significant.

Net result on disposals of group companies

2009
ING Australia and New Zealand	337
ING Canada	(38)
Annuity and Mortgage business in Chile	(23)
Other	11

287

Reference is made to Note 30 ‘Companies acquired and companies disposed’ for more details.

39 Commission income

Gross fee and commission income

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Funds transfer	916	861	859				916	861	859
Securities business	681	695	780				681	695	780
Insurance broking	161	190	188	366	348	124	527	538	312
Asset management fees	310	476	566	1,470	1,490	2,080	1,780	1,966	2,646
Brokerage and advisory fees	347	329	317	213	225	497	560	554	814
Other	1,013	965	825	526	289	315	1,539	1,254	1,140

	3,428	3,516	3,535	2,575	2,352	3,016	6,003	5,868	6,551

Asset management fees related to the management of investments held for the risk of policyholders of EUR 495 million (2010: EUR 358 million; 2009: EUR 825 million) are included in Commission income.

Other include commission fees of EUR 26 million (2010: EUR 15 million; 2009: EUR 18 million) in respect of underwriting syndication loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Fee and commission expenses

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Funds transfer	313	257	200				313	257	200
Securities business	126	125	159				126	125	159
Management fees	10	19	24	81	201	379	91	220	403
Brokerage and advisory fees	68	70	43	284	313	805	352	383	848
Other	457	452	449	627	283	252	1,084	735	701

	974	923	875	992	797	1,436	1,966	1,720	2,311

40 Valuation results on non-trading derivatives

Valuation results on non-trading derivatives

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Change in fair value of derivatives relating to
– fair value hedges	426	(84)	(666)	(72)	(69)	191	354	(153)	(475)
– cash flow hedges (ineffective portion)	(1)	2	(2)	(16)	(9)	(8)	(17)	(7)	(10)
– hedges of net investment in foreign entities (ineffective portion)						1			1
– other non-trading derivatives	(1,697)	(1,315)	(892)	1,380	94	(3,728)	(317)	(1,221)	(4,620)

Net result on non-trading derivatives	(1,272)	(1,397)	(1,560)	1,292	16	(3,544)	20	(1,381)	(5,104)

Change in fair value of assets and liabilities (hedged items)	(393)	91	546	58	66	(226)	(335)	157	320
Valuation results on assets and liabilities designated as at fair value through profit and loss (excluding trading)	504	69	(557)	103	93	(57)	607	162	(614)

Net valuation results	(1,161)	(1,237)	(1,571)	1,453	175	(3,827)	292	(1,062)	(5,398)

The positive impact of the Valuation results on non-trading derivatives during 2011 includes the effect of negative developments in the stock markets giving rise to positive valuation results on related derivatives. Furthermore as a result of decreasing long term interest rates, values of interest related derivatives have increased. Valuation results on non-trading derivatives related to insurance provisions are mainly offset by an opposite amount in Underwriting expenditure (reference is made to Note 43 ‘Underwriting expenditure’).

The Valuation results on assets and liabilities designated as at fair value through profit and loss includes fair value changes on private equity funds and certain issued debt securities. Valuation results on assets and liabilities designated as at fair value through profit and loss were mainly due to changes in the fair value of financial liabilities driven by changes in market conditions and changes in own credit risk as disclosed in Note 20 ‘Financial liabilities at fair value through profit and loss’. In 2011 market conditions includes in particular credit spread developments.

41 Net trading income

Net trading income

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Securities trading results	(133)	231	331	36	180	155	(97)	411	486
Foreign exchange transactions results	(374)	648	(158)	(179)	(604)	167	(553)	44	9
Derivatives trading results	882	174	815				882	174	815
Other	(49)	64	(185)	26	(66)		(23)	(2)	(185)

	326	1,117	803	(117)	(490)	322	209	627	1,125

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

The portion of trading gains and losses for the year ended December 31, 2011 relating to trading securities still held as at December 31, amounted to EUR (66) million (2010: EUR 19 million; 2009: EUR 105 million).

The majority of the risks involved in security and currency trading is economically hedged with derivatives. The securities trading results are partly offset by results on these derivatives. The result of these derivatives is included in Derivatives trading results.

42 Other income

Other income

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net operating lease income	176	213	175				176	213	175
Income from real estate development projects	31	36	59				31	36	59
Income post office	(7)		99				(7)		99
Other	916	98	124	227	257	244	1,143	355	368

	1,116	347	457	227	257	244	1,343	604	701

Net operating lease income comprises income of EUR 772 million (2010: EUR 1,000 million; 2009: EUR 967 million) and depreciation of EUR 596 million (2010: EUR 787 million; 2009: EUR 792 million).

In 2011, Other includes a gain of EUR 955 million on the repurchase of subordinated loans as disclosed in Note 14 ‘Subordinated loans’.

43 Underwriting expenditure

Underwriting expenditure

	2011	2010	2009
Gross underwriting expenditure
– before effect of investment result for risk of policyholders	34,962	34,523	32,393
– effect of investment result risk of policyholders	(1,246)	10,492	17,736

	33,716	45,015	50,129
Investment result for risk of policyholders	1,246	(10,492)	(17,736)
Reinsurance recoveries	(1,875)	(1,721)	(1,700)

Underwriting expenditure	33,087	32,802	30,693

The investment income and valuation results regarding investments for risk of policyholders is EUR (1,246) million (2010: EUR 10,492 million; 2009: EUR 17,742 million). This amount is not recognised in Investment income and valuation results on assets and liabilities designated at fair value through profit and loss but in Underwriting expenditure. As a result it is shown together with the equal amount of change in insurance provisions for risk of policyholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Underwriting expenditure by class

	2011	2010	2009
Expenditure from life underwriting
Reinsurance and retrocession premiums	1,888	2,008	1,842
Gross benefits	27,277	25,493	23,671
Reinsurance recoveries	(1,866)	(1,712)	(1,694)
Change in life insurance provisions for risk of company	1,606	1,875	2,078
Costs of acquiring insurance business	1,727	2,557	1,646
Other underwriting expenditure	576	560	462
Profit sharing and rebates	443	538	438

	31,651	31,319	28,443

Expenditure from non-life underwriting
Reinsurance and retrocession premiums	43	65	70
Gross claims	1,097	1,034	1,012
Reinsurance recoveries	(9)	(9)	(6)
Change in provision for unearned premiums	(26)	(26)	(2)
Change in claims provision	5	44	(23)
Costs of acquiring insurance business	269	281	290
Other underwriting expenditure	(3)	(2)	(4)

	1,376	1,387	1,337

Expenditure from investment contracts
Costs of acquiring investment contracts	3	5	3
Other changes in investment contract liabilities	57	91	910

	60	96	913

	33,087	32,802	30,693

Profit sharing and rebates

	2011	2010	2009
Distributions on account of interest or underwriting results	21	9	91
Bonuses added to policies	287	328	289
Deferred profit sharing expense	135	201	58

	443	538	438

The total Cost of acquiring insurance business (life and non-life) and investment contracts amounted to EUR 1,999 million (2010: EUR 2,843 million; 2009: EUR 1,939 million). This includes amortisation and unlocking of DAC of EUR 1,702 million (2010: EUR 2,697 million; 2009: EUR 1,811 million) and the net amount of commissions paid of EUR 1,884 million (2010: EUR 1,708 million; 2009: EUR 1,758 million) and commissions capitalised in DAC of EUR 1,587 million (2010: EUR 1,562 million; 2009: EUR 1,630 million).

The total amount of commission paid and commission payable with regard to the insurance operations amounted to EUR 2,470 million (2010: EUR 2,424 million; 2009: EUR 2,392 million). This includes the commissions recognised in Costs of acquiring insurance business of EUR 1,884 million (2010: EUR 1,707 million; 2009: EUR 1,758 million) referred to above and commissions recognised in Other underwriting expenditure of EUR 586 million (2010: EUR 717 million; 2009: EUR 634 million). Other underwriting expenditure also includes reinsurance commissions received of EUR 192 million (2010: EUR 192 million; 2009: EUR 255 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In 2011, ING has conducted a comprehensive review of its assumptions for the Insurance US Closed Block Variable Annuity (VA) business. The review showed that current US policyholder behaviour for Closed Block VA policies sold predominantly between 2003 and 2009 diverges from earlier assumptions made by ING, particularly given the ongoing volatility and challenging market circumstances. The assumptions for the US Closed Block VA were updated for lapses, mortality, annuitisation, and utilisation rates, with the most significant revision coming from the adjustments of lapse assumptions. The revisions bring the assumptions more in line with US policyholder experience and reflect to a much greater degree the market volatility of recent years. In conjunction, hedging is adjusted to reflect the revised assumptions. The assumption changes resulted in a charge of EUR 1,099 million, which is reflected in Underwriting expenditure and in the segment Insurance US Closed Block VA. This charge affects the deferred acquisition costs (amortisation and unlocking) for EUR 488 million and the insurance provision (effect of changes in other assumptions) for EUR 611 million. Reference is made to Note 10 ‘Deferred acquisition costs’ and Note 17 ‘Insurance and Investment contracts, reinsurance contracts’. The impact of the assumption adjustments includes a charge to restore the reserve adequacy to the 50% confidence level for the Insurance US Closed Block VA segment. Reference is made to Note 51 ‘Segment reporting’.

ING has completed a separate annual review of the policyholder behaviour assumptions for the VA Japan business, which has not resulted in material adjustments.

In 2010, the Change in life insurance provisions for risk of company includes an amount related to variable annuity assumption changes in the United States and Japan of approximately EUR 356 million (2009: EUR 343 million). These assumptions were updated to reflect lower-than-expected surrenders on policies where the value of the benefit guarantees is significant.

Other underwriting expenditure from life underwriting in 2010 includes a EUR 975 million DAC write-off as explained in Note 51 ‘Operating segments’.

ING Group transferred part of its life insurance business to Scottish Re in 2004 by means of a co-insurance contract. A loss amounting to EUR 160 million was recognised in Underwriting expenditure in 2004 on this transaction. This loss represented the reduction of the related deferred acquisition costs. In addition, an amount of EUR 240 million is being amortised over the life of the underlying business, starting in 2005 and gradually decreasing in subsequent years as the business tails off. The amount amortised in 2011 was EUR 14 million (2010: EUR 17 million; 2009: EUR 13 million). The cumulative amortisation as at December 31, 2011 was EUR 151 million (2010: EUR 132 million; 2009: EUR 107 million). On January 23, 2009, Hannover Re and Scottish Re announced that Hannover Re has agreed to assume the ING individual life reinsurance business originally transferred to Scottish Re in 2004.

ING Group transferred its U.S. group reinsurance business to Reinsurance Group of America Inc. in 2010 by means of a reinsurance agreement. The transaction resulted in EUR 70 million ceding commission which is required to be recorded as a deferred gain and amortised over the life of the underlying business, starting in 2010 and gradually decreasing in subsequent years as the business tails off. The amount amortised in 2011 was EUR 16 million (2010: EUR 52 million). The cumulative amortisation as at December 31, 2011 was EUR 69 million (2010: EUR 52 million).

44 Intangible amortisation and other impairments

Intangible amortisation and (reversals of) impairments

	Impairment losses			Reversals of impairments			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Property and equipment	30	28	8	(11)	(5)	(12)	19	23	(4)
Property development	216	400	450			(7)	216	400	443
Goodwill	32	540					32	540
Software and other intangible assets	50	31	9				50	31	9

(Reversals of) other impairments	328	999	467	(11)	(5)	(19)	317	994	448

Amortisation of other intangible assets							62	76	76

							379	1,070	524

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In 2011, impairments are recognised on Property development (in the segment ING Real Estate) due to the sale or termination of large projects in Germany and the Netherlands and on the reassessment of Dutch and Spanish real estate development projects.

In 2011, a goodwill impairment of EUR 32 million (2010: EUR 540 million) is recognised. Reference is made to Note 9 ‘Intangible assets’.

In 2010, impairments on Property development are recognised on a large number of Real Estate development projects in The Netherlands, Spain and the United States. The unfavourable economic circumstances in all regions resulted in lower expected sales prices.

In 2009, impairments on Property development are recognised on a large number of Real Estate development projects in Europe, Australia and the United States. Circumstances that have led to these impairments are unfavourable economic circumstances in all regions that have resulted into lower expected sales prices, changes in strategy of ING Real Estate Development whereby certain projects are not developed further and operational inefficiencies in a limited number of projects.

Impairments on Loans and advances to customers are presented under Addition to loan loss provision. Impairments on investments are presented under Investment income. Reference is made to the ‘Risk management’ section for further information on impairments.

45 Staff expenses

Staff expenses

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Salaries	3,705	3,836	3,555	1,602	1,621	1,492	5,307	5,457	5,047
Pension and other staff-related benefit costs	171	199	180	86	114	140	257	313	320
Social security costs	525	532	510	152	169	151	677	701	661
Share-based compensation arrangements (1)	119	79	57	58	40	39	177	119	96
External employees	683	627	660	140	123	96	823	750	756
Education	69	61	57	20	11	7	89	72	64
Other staff costs	219	220	190	7	60	137	226	280	327

	5,491	5,554	5,209	2,065	2,138	2,062	7,556	7,692	7,271

(1)

The increase in Share-based compensation arrangements can be explained by ING’s implementation of a global deferral plan as well as regulatory developments which require payment of variable remuneration in stock in lieu of cash.

Number of employees

	Netherlands			International			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Continuing operations - average number of employees at full time equivalent basis	26,332	27,750	27,912	71,711	71,621	75,794	98,043	99,371	103,706
Discontinued operations - average number of employees at full time equivalent basis				6,376	6,769	6,571	6,376	6,769	6,571

Total average number of employees at full time equivalent basis (1)	26,332	27,750	27,912	78,087	78,390	82,365	104,419	106,140	110,277

Share-based compensation arrangements includes EUR 153 million (2010: EUR 90 million; 2009: EUR 65 million) relating to equity-settled share-based payment arrangements and EUR 24 million (2010: EUR 29 million; 2009: EUR 31 million) relating to cash-settled share-based payment arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Pension and other staff-related benefit costs

	Pension benefits			Post-employment benefits other than pensions			Other			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Current service cost	324	298	320	8	5	(8)	9	(2)	(38)	341	301	274
Past service cost	(8)	(1)	20	(4)		(21)				(12)	(1)	(1)
Interest cost	851	795	778	8	8	10	6	5	9	865	808	797
Expected return on assets	(877)	(886)	(842)						1	(877)	(885)	(841)
Amortisation of unrecognised past service cost	1			(1)	(5)	(1)					(5)	(1)
Amortisation of unrecognised actuarial (gains)/losses	22	62	106	(4)	(9)	(5)	1	1	5	19	54	106
Effect of curtailment or settlement	(110)	(7)	(96)							(110)	(7)	(96)
Other	1		(14)				(16)	(18)	15	(15)	(18)	1

Defined benefit plans	204	261	272	7	(1)	(25)	0	(14)	(8)	211	246	239

Defined contribution plans										46	67	81

										257	313	320

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

In 2011, ING granted two types of share awards, deferred shares and performance shares. The entitlement to the share awards is granted conditionally. If the participant remains in employment for an uninterrupted period between the grant date and the vesting date, the entitlement becomes unconditional. In addition to the employment condition, the performance shares contain a performance condition. The number of ING depositary receipts that would ultimately be granted at the end of a performance period is dependent on ING’s performance over that period.

In 2011 no share awards (2010: nil; 2009: nil) were granted to the members of the Executive Board of ING Groep N.V., 154,440 share awards were granted to the Management Boards of ING Bank N.V., ING Verzekeringen N.V., Insurance Eurasia and Americas Insurance Holdings. To senior management and other employees 20,135,968 share awards (2010: 26,369,146; 2009: 6,273,467) were granted.

Every year, the ING Group Executive Board decides whether the option and share schemes are to be continued and, if so, to what extent. In 2010 the Group Executive Board decided not to continue the option scheme as from 2011. The existing option schemes up and until 2010 will be run off in the coming years.

The option rights are valid for a period of five or ten years. Option rights that are not exercised within this period lapse. Option rights granted will remain valid until the expiry date, even if the option scheme is discontinued. The option rights are subject to certain conditions, including a pre-determined continuous period of service. The exercise prices of the options are the same as the quoted prices of ING Group shares at the date on which the options are granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING Group holds its own shares in order to fulfil its obligations with regard to the existing stock option plan and to hedge the position risk of the options concerned (the so-called delta hedge). As at December 31, 2011, 42,126,329 own shares (2010: 45,213,891; 2009: 35,178,086) were held in connection with the option plan compared to 108,138,551 options outstanding (2010: 124,836,694; 2009: 122,334,486). As a result the granted option rights were (delta) hedged, taking into account the following parameters: strike price, opening price, zero coupon interest rate, dividend yield, expected volatility and employee behaviour. The hedge used to be rebalanced regularly at predetermined points in time. In December 2010 ING Groep N.V. announced that it will no longer rebalance its hedge portfolio. This decision is an effort to simplify the management and administration of ING’s various employee share and option programmes. The remaining shares in the hedge portfolio will be used to fund the obligations arising from exercise and vesting. Once all shares in the hedge portfolio are used ING will fund these obligations by issuing new shares.

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

On April 6, 2010 ING Groep N.V. announced that it bought 13,670,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which was used to hedge employee options and facilitate employee share programmes. The shares were bought in the open market between March 23, and April 6, 2010 at an average price of EUR 7.47 per share.

On June 2, 2010 ING Groep N.V. announced that it bought 2,080,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which was used to hedge employee options and facilitate employee share programmes. The shares were bought in the open market on June 1 and 2, 2010 at an average price of EUR 6.33 per share.

On September 8, 2010 ING Groep N.V. announced that it sold 3,590,000 (depositary receipts for) ordinary shares of its delta hedge portfolio, which was used to hedge employee options and facilitate employee share programmes. The shares were sold in the open market on September 7 and 8, 2010 at an average price of EUR 7.39 per share.

Changes in option rights outstanding

	Options outstanding (in numbers)			Weighted average exercise price (in euros)
	2011	2010	2009	2011	2010	2009
Opening balance	124,836,694	122,334,486	87,263,381	15.73	17.31	25.93
Granted		19,434,097	14,803,109	0.00	7.35	3.93
Exercised	(1,111,930)	(1,070,630)	(22,757)	3.97	3.03	5.33
Forfeited	(2,698,596)	(3,666,001)	(5,974,275)	12.78	13.23	26.30
Rights issue			28,395,811
Expired	(12,887,617)	(12,195,258)	(2,130,783)	22.03	20.52	32.11

Closing balance	108,138,551	124,836,694	122,334,486	15.20	15.73	17.31

As per December 31, 2011 total options outstanding consists of 90,620,708 options (2010: 105,036,931; 2009: 103,523,988) relating to equity-settled share-based payment arrangements and 17,517,843 options (2010: 19,799,763; 2009: 18,810,498) relating to cash-settled share-based payment arrangements.

The weighted average share price at the date of exercise for options exercised during 2011 is EUR 8.09 (2010: EUR 7.46; 2009: 8.57).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Changes in option rights non-vested

	Options non-vested (in numbers)			Weighted average grant date fair value (in euros)
	2011	2010	2009	2011	2010	2009
Opening balance	51,596,578	50,316,665	37,867,732	3.08	3.52	6.03
Granted		19,434,097	14,803,109	0.00	3.26	2.52
Vested	(17,389,468)	(15,415,108)	(11,100,675)	3.90	4.70	6.48
Forfeited	(1,788,356)	(2,739,076)	(2,931,533)	3.05	3.26	5.67
Rights issue			11,678,032

Closing balance	32,418,754	51,596,578	50,316,665	2.65	3.08	3.52

Summary of stock options outstanding and exercisable

2011 Range of exercise price in euros	Options outstanding as at December 31, 2011	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at December 31, 2011	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	14,723,297	6.68	2.88		0.00	0.00
5.00 – 10.00	23,647,407	6.45	7.90	5,951,950	1.18	9.46
10.00 – 15.00	7,334,880	2.32	14.29	7,334,880	2.32	14.29
15.00 – 20.00	28,639,179	4.36	17.20	28,639,179	4.36	17.20
20.00 – 25.00	21,190,454	2.48	23.56	21,190,454	2.48	23.56
25.00 – 30.00	12,603,334	4.30	25.18	12,603,334	4.30	25.18

	108,138,551			75,719,797

Summary of stock options outstanding and exercisable

2010 Range of exercise price in euros	Options outstanding as at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	16,367,971	7.71	2.88
5.00 – 10.00	25,482,740	7.45	7.88	6,379,628	2.18	9.36
10.00 – 15.00	9,585,723	2.61	14.37	9,353,997	2.48	14.37
15.00 – 20.00	31,328,453	5.21	17.35	15,434,684	3.54	17.88
20.00 – 25.00	22,663,374	3.58	23.60	22,663,374	3.58	23.60
25.00 – 30.00	19,408,433	3.58	25.77	19,408,433	3.58	25.77

	124,836,694			73,240,116

Summary of stock options outstanding and exercisable

2009 Range of exercise price in euros	Options outstanding as at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as at December 31, 2010	Weighted average remaining contractual life	Weighted average exercise price
0.00 – 5.00	18,394,697	3.57	2.88
5.00 – 10.00	7,257,362	8.76	9.17	6,826,298	3.18	9.20
10.00 – 15.00	11,132,430	3.51	14.20	10,802,627	3.35	14.20
15.00 – 20.00	35,095,363	6.19	17.29	17,396,930	4.50	17.77
20.00 – 25.00	28,576,153	4.02	23.38	15,861,602	1.73	22.38
25.00 – 30.00	21,878,481	4.50	25.82	21,130,364	4.40	25.83

	122,334,486			72,017,821

As at December 31, 2011, the aggregate intrinsic values of options outstanding and exercisable were EUR 39 million and nil, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

As at December 31, 2011 total unrecognised compensation costs related to stock options amounted to EUR 24 million (2010: EUR 65 million; 2009: EUR 62 million). These costs are expected to be recognised over a weighted average period of 1.1 years (2010: 1.9 years; 2009: 1.6 years). Cash received from stock option exercises for the year ended December 31, 2011 was EUR 4 million (2010: EUR 3 million; 2009: nil).

The fair value of options granted is recognised as an expense under staff expenses and is allocated over the vesting period of the options. The fair values of the option awards have been determined using a Monte Carlo simulation. This model takes the risk free interest rate into account (2.0% to 4.6%), as well as the expected life of the options granted (5 to 9 years), the exercise price, the current share price (EUR 2.90 – EUR 26.05), the expected volatility of the certificates of ING Group shares (25% – 84%) and the expected dividends yield (0.94% to 8.99%). The source for implied volatilities used for the valuation of the stock options is ING’s trading system. The implied volatilities in this system are determined by ING’s traders and are based on market data implied volatilities not on historical volatilities.

Due to timing differences in granting option rights and buying shares to hedge them, an equity difference can occur if shares are purchased at a different price than the exercise price of the options. However, ING Group does not intentionally create a position and occurring positions are closed as soon as possible. If option rights expire, the results on the (sale of) shares which were bought to hedge these option rights are recognised in Shareholders’ equity.

Changes in share awards

	Share awards (in numbers)			Weighted average grant date fair value (in euros)
	2011	2010	2009	2011	2010	2009
Opening balance	35,040,106	14,653,673	7,792,009	7.25	7.53	22.60
Granted	20,290,408	26,369,146	6,273,467	9.78	7.55	3.29
Performance effect	(1,610,321)	(1,507,307)	(1,085,987)	11.27	13.92	32.52
Vested	(3,636,399)	(2,961,355)	(1,228,764)	10.79	11.72	32.63
Forfeited	(2,060,908)	(1,514,051)	(498,553)	7.56	7.13	24.01
Rights issue			3,401,501

Closing balance	48,022,886	35,040,106	14,653,673	7.90	7.25	7.53

As per December 31, 2011 the share awards consists of 41,150,790 share awards (2010: 28,592,210; 2009: 10,810,687) relating to equity-settled share-based payment arrangements and 6,872,096 share awards (2010: 6,447,896; 2009: 3,842,986) relating to cash-settled share-based payment arrangements.

The fair value of share awards granted is recognised as an expense under staff expenses and is allocated over the vesting period of the share awards. The fair values of share awards containing a market based performance condition have been determined using a Monte Carlo simulation based valuation model. The model takes into account the risk free interest rate, the current stock prices, expected volatilities and current divided yields of the performance peer group used to determine ING’s Total Shareholder Return (TSR) ranking.

As at December 31, 2011, total unrecognised compensation costs related to share awards amounted to EUR 149 million (2010: EUR 158 million; 2009: EUR 41 million). These costs are expected to be recognised over a weighted average period of 1.5 years (2010: 2.1 years; 2009: 1.8 years).

46 Other interest expenses

Other interest expenses mainly consist of interest in connection with the insurance operations, including interest on the perpetual subordinated loans.

Other interest expenses include nil and nil dividends paid on preference shares and trust preferred securities (2010: nil and nil; 2009: nil and EUR 86 million).

In 2011, total interest income and total interest expense for items not valued at fair value through profit and loss were EUR 43,085 million (2010: EUR 41,139 million; 2009: EUR 41,688 million) and EUR 21,805 million (2010: EUR 19,212 million; 2009: EUR 22,257 million) respectively. Net interest income of EUR 20,373 million is presented in the following lines in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Total net interest income

	2011	2010	2009
Interest result banking operations 35	13,449	13,323	12,375
Investment income – insurance operations 37	7,452	7,206	6,617
Other interest expenses	(528)	(786)	(711)

	20,373	19,743	18,281

47 Other operating expenses

Other operating expenses

	Banking operations			Insurance operations			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Depreciation of property and equipment	371	382	365	69	78	78	440	460	443
Amortisation of software	332	312	282	59	46	60	391	358	342
Computer costs	707	693	637	309	263	263	1,016	956	900
Office expenses	737	659	680	320	308	450	1,057	967	1,130
Travel and accommodation expenses	120	102	99	61	64	64	181	166	163
Advertising and public relations	594	591	539	91	98	84	685	689	623
External advisory fees	332	364	402	413	335	269	745	699	671
Postal charges	82	87	111				82	87	111
Addition/(releases) of provision for reorganisations and relocations	387	109	339	130	99	258	517	208	597
Other	736	796	999	615	690	614	1,351	1,486	1,613

	4,398	4,095	4,453	2,067	1,981	2,140	6,465	6,076	6,593

Other operating expenses include lease and sublease payments in respect of operating leases of EUR 155 million (2010: EUR 200 million; 2009: EUR 169 million) in which ING Group is the lessee. In 2009 Other operating expenses also includes the expenses related to the industry-wide deposit guarantee scheme in the Netherlands due to the bankruptcy of DSB Bank and premiums for deposit guarantee schemes in other countries.

For Addition/(releases) of provision for reorganisations and relocations reference is made to the disclosure on the reorganisation provision in Note 21 ‘Other liabilities’.

No individual operating lease has terms and conditions that materially affect the amount, timing and certainty of the consolidated cash flows of the Group.

The External advisory fees include fees for audit services and non-audit services provided by the Group’s auditors.

Fees of Group’s auditors

	2011	2010	2009
Audit fees	37	35	34
Audit related fees	9	9	6
Tax fees	4	2	2
All other fees	1	1	2

Total	51	47	44

Fees as disclosed above relate to the network of the Group’s auditors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

48 Taxation

Profit and loss account

Taxation on continuing operations by type

	Netherlands			International			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Current taxation	48	168	159	1,006	790	416	1,054	958	575
Deferred taxation	167	(104)	(1,218)	(212)	222	(137)	(45)	118	(1,355)

	215	64	(1,059)	794	1,012	279	1,009	1,076	(780)

Reconciliation of the weighted average statutory income tax rate to ING Group’s effective income tax rate

	2011	2010	2009
Result before tax from continuing operations	4,727	3,333	(2,492)
Weighted average statutory tax rate	26.2%	24.2%	32.9%

Weighted average statutory tax amount	1,238	806	(819)

Associates exemption	(329)	(403)	(166)
Other income not subject to tax	(263)	(125)	(227)
Expenses not deductible for tax purposes	122	102	47
Impact on deferred tax from change in tax rates	(56)	8
Deferred tax benefit from previously unrecognised amounts			(32)
Current tax benefit from previously unrecognised amounts	4
Write down/reversal of deferred tax assets	284	740	535
Adjustment to prior periods	9	(52)	(118)

Effective tax amount	1,009	1,076	(780)

Effective tax rate	21.3%	32.3%	31.3%

The weighted average statutory tax rate in 2011 compared to 2010 does not differ significantly.

The weighted average statutory tax rate decreased significantly in 2010 compared to 2009. This is caused by the fact that in 2010 profits were realised in a significant part of the tax jurisdictions that incurred losses in 2009.

The effective tax rate in 2011 was lower than the weighted average statutory tax. This is mainly caused by exempt income, which was only partly offset by non deductible expenses and write down of deferred tax assets.

The effective tax rate in 2010 was higher than the weighted average statutory tax. This is caused by an off-setting effect of the write-down of deferred tax assets (mainly in the United States) and the non-deductable expenses which exceeded tax exempt income and prior year adjustments.

The effective tax rate in 2009 was lower than the weighted average statutory tax rate. This is caused by the fact that a write-down of the carrying value of deferred tax assets and non-deductible expenses exceeded tax exempt income.

Adjustment to prior periods in 2011 relates to final tax assessments and other marginal corrections.

Adjustment to prior periods in 2010 relates mainly to a tax settlement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Comprehensive income

Income tax related to components of other comprehensive income

	2011	2010	2009
Unrealised revaluations	(873)	(1,216)	(4,712)
Realised gains/losses transferred to profit and loss (reclassifications from equity to profit and loss)	(291)	8	(494)
Changes in cash flow hedge reserve	(373)	(194)	203
Transfer to insurance liabilities/DAC	847	719	1,017
Exchange rate differences	(39)	8	13

Total income tax related to components of other comprehensive income	(729)	(675)	(3,973)

49 Earnings per ordinary share

Earnings per ordinary share

	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net result	4,740	2,367	(1,494)	3,783.7	3,781.5	2,102.9
Attribution to non-voting equity securities	(1,520)	(441)	(605)
Impact of rights issue						583.1

Basic earnings	3,220	1,926	(2,099)	3,783.7	3,781.5	2,686.0	0.85	0.51	(0.78)

Effect of dilutive instruments:
Stock option and share plans				5.4	6.6	5.7

				5.4	6.6	5.7

Diluted earnings	3,220	1,926	(2,099)	3,789.1	3,788.1	2,691.7	0.85	0.51	(0.78)

Attribution to non-voting equity securities

The attribution to non-voting equity securities represents the amount that would be payable on the non-voting equity securities if and when the entire net result for the period would be distributed as dividend. This amount is only included for the purpose of determining earnings per share under IFRS-IASB and does not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

The attribution in 2011 includes the premium of EUR 1 billion paid in relation to the repayment of the EUR 2 billion non-voting equity securities. The 2009 amount of EUR 605 million includes the coupon (EUR 259 million) and repayment premium (EUR 346 million) on the repayment of EUR 5 billion non-voting equity securities.

In 2009, the rights issue, which was finalised on December 15, 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS-IASB. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor of approximately 1.3 that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares. The effect of dilutive securities is adjusted as well.

Dilutive instruments

Diluted earnings per share is calculated as if the stock options and share plans outstanding at the end of the period had been exercised at the beginning of the period and assuming that the cash received from exercised stock options and share plans is used to buy own shares against the average market price during the period. The net increase in the number of shares resulting from exercising stock options and share plans is added to the average number of shares used for the calculation of diluted earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The potential conversion of the non-voting equity securities has an anti-dilutive effect on the earnings per share calculation in 2011, 2010 and 2009 (the diluted earnings per share becoming higher or less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in the calculation of diluted earnings per share for these years.

Earnings per ordinary share from continuing operations

	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Basic earnings	3,220	1,926	(2,099)	3,783.7	3,781.5	2,686.0
Less: Total net result from discontinued operations	1,104	209	93

Basic earnings from continuing operations	2,116	1,717	(2,192)	3,783.7	3,781.5	2,686.0	0.56	0.45	(0.82)

Effect of dilutive instruments:
Stock option and share plans				5.4	6.6	5.7

				5.4	6.6	5.7

Diluted earnings from continuing operations	2,116	1,717	(2,192)	3,789.1	3,788.1	2,691.7	0.56	0.45	(0.82)

Earnings per ordinary share from discontinued operations

	Amount (in millions of euros)			Weighted average number of ordinary shares outstanding during the period (in millions)			Per ordinary share (in euros)
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net result from discontinued operations	109	209	93
Net result from disposal of discontinued operations	995

Total net result from discontinued operations	1,104	209	93	3,783.7	3,781.5	2,686.0

Basic earnings from discontinued operations	1,104	209	93	3,783.7	3,781.5	2,686.0	0.29	0.06	0.04

Effect of dilutive instruments:
Stock option and share plans				5.4	6.6	5.7

				5.4	6.6	5.7

Diluted earnings from discontinued operations	1,104	209	93	3,789.1	3,788.1	2,691.7	0.29	0.06	0.04

50 Dividend per ordinary share

In 2011, 2010 and 2009 no dividend was declared, therefore the dividend per ordinary share was nil. The Executive Board, with the approval of the Supervisory Board, has proposed, subject to the ratification by the General Meeting of Shareholders, not to pay a cash dividend for the year 2011.

In 2009 a coupon to the Dutch State of EUR 259 million was paid as part of the repayment of EUR 5 billion non-voting equity securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

51 Operating segments

a. General

ING Group’s operating segments relate to the internal segmentation by business lines. As at December 31, 2011, ING Group identifies the following operating segments:

Operating segments of ING Group

Banking	Insurance
Retail Netherlands	Insurance Benelux
Retail Belgium	Insurance Central & Rest of Europe (CRE)
ING Direct	Insurance United States (US) *
Retail Central Europe (CE)	Insurance US Closed Block VA
Retail Asia	Insurance Asia/Pacific
Commercial Banking (excluding Real Estate)	ING Investment Management (IM)
ING Real Estate	Corporate Line Insurance
Corporate Line Banking

*	Excluding US Closed Block VA

In 2011 the operating segment Insurance Latin America is not included in the segment reporting anymore as its activities classify mainly as discontinued operations. Reference is made to Note 25 ‘Discontinued operations’. Activities reported previously in the segment Insurance Latin America and that are not classified as discontinued operations are now reported in the Corporate Line Insurance. Comparative disclosures are adjusted accordingly.

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

The accounting policies of the operating segments are the same as those described under Accounting policies for the consolidated annual accounts. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. The information presented in this note is in line with the information presented to the Executive and Management Board. Underlying result is defined as result under IFRS-IASB excluding the impact of divestments and special items. Disclosures on comparative years also reflect the impact of current year’s divestments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The following table specifies the main sources of income of each of the segments:

Specification of the main sources of income of each of the segments

Segment	Main source of income
Retail Netherlands	Income from retail and private banking activities in the Netherlands. The main products offered are current and savings accounts, mortgages and other consumer lending in the Netherlands.
Retail Belgium	Income from retail and private banking activities in Belgium. The main products offered are similar to those in the Netherlands.
Retail CE	Income from retail and private banking activities in Central Europe. The main products offered are similar to those in the Netherlands.
Retail Asia	Income from retail banking activities in Asia. The main products offered are similar to those in the Netherlands.
ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.
Commercial Banking (excluding Real Estate)	Income from wholesale banking activities. A full range of products is offered from cash management to corporate finance.
ING Real Estate	Income from real estate activities.
Insurance Benelux	Income from life insurance, non-life insurance and retirement services in the Benelux.
Insurance CRE	Income from life insurance, non-life insurance and retirement services in Central and Rest of Europe.
Insurance US *	Income from life insurance and retirement services in the United States.
Insurance US Closed Block VA	Consists of ING’s Closed Block Variable Annuity business in the United States, which has been closed to new business since early 2010 and which is now being managed in run-off.
Insurance Asia/Pacific	Income from life insurance and retirement services in Asia/Pacific.
ING IM	Income from investment management activities.
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

Corporate Line Insurance	The Corporate Line Insurance includes items related to capital management, run-off portfolios, ING Re and remaining activities in Latin America.

*	Excluding US Closed Block VA

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

b. ING Group

Operating segments ING Group Total

2011	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		27,198		27,198
– Net interest result - banking operations	13,562		(60)	13,502
– Commission income	2,255	1,515		3,770
– Total investment and other income	(1,345)	9,352	(290)	7,717

Total underlying income	14,472	38,065	(350)	52,187

Underlying expenditure
– Underwriting expenditure		33,087		33,087
– Operating expenses	9,128	3,730		12,858
– Other interest expenses		910	(350)	560
– Additions to loan loss provision	1,667			1,667
– Other impairments	319	24		343

Total underlying expenses	11,114	37,751	(350)	48,515

Underlying result before taxation	3,358	314		3,672
Taxation	921	19		940
Minority interests	79	4		83

Underlying net result	2,358	291		2,649

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

2011	Income	Expenses	Net result
Underlying	52,187	48,515	2,649

Divestments	1,304	309	933
Special items	921	861	54

IFRS-IASB (continuing operations)	54,412	49,685	3,636
Discontinued operations	1,707	567	1,104

IFRS-IASB (continuing and discontinued operations)	56,119	50,252	4,740

Divestments in 2011 reflects the results on the sale of ING Real Estate Investment Management (REIM) and ING Car Lease as well as the operating result of the divested units.

Special items in 2011 includes costs for the Retail Netherlands change programme and strategic repositioning initiatives at Commercial Banking, additional costs for the combining of ING Bank and Postbank in the Netherlands, the transformation programme in Belgium, further restructuring at ING Real Estate following the sale of ING REIM, and costs related to the separation of Banking and Insurance, as well as an adjustment of the Illiquid Assets Back-up Facility based on higher prepayment behaviour in the underlying Alt-A securities and the result on the repurchase of subordinated loans executed in December 2011 as disclosed in Note 42 ‘Other income’ and Note 14 ‘Subordinated loans’.

Reference is made to Note 25 ‘Discontinued operations’ for information on discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Operating segments ING Group Total

2010	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		27,786		27,786
– Net interest result - banking operations	13,555		(93)	13,462
– Commission income	2,253	1,472		3,725
– Total investment and other income	413	7,388	(243)	7,558

Total underlying income	16,221	36,646	(336)	52,531

Underlying expenditure
– Underwriting expenditure		32,802		32,802
– Operating expenses	8,848	3,766		12,614
– Other interest expenses		1,122	(336)	786
– Additions to loan loss provision	1,742			1,742
– Other impairments	488	28		516

Total underlying expenses	11,078	37,718	(336)	48,460

Underlying result before taxation	5,143	(1,072)		4,071
Taxation	1,275	(40)		1,235
Minority interests	69	18		87

Underlying net result	3,799	(1,050)		2,749

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

2010	Income	Expenses	Net result
Underlying	52,531	48,460	2,749

Divestments	979	438	474
Special items		1,279	(1,065)

IFRS-IASB (continuing operations)	53,510	50,177	2,158
Discontinued operations	781	513	209

IFRS-IASB (continuing and discontinued operations)	54,291	50,690	2,367

Divestments in 2010 mainly relate to the sale of the three U.S. independent retail broker-dealer units, the sale of the Private Banking businesses in Asia and Switzerland and to the sale of ING’s 50% stake in Summit Industrial Fund LP as well as the operating result of the in 2010 and 2011 divested units.

Special items in 2010 includes mainly restructuring expenses for the combining of the Dutch retail activities, the Belgium retail transformation program, the cost related to the separation of Banking and Insurance and the expenses related to the goodwill impairment in the United States of EUR 513 million (after tax) in 2010. Reference is made to Note 9 ‘Intangible assets’.

Reference is made to Note 25 ‘Discontinued operations’ for information on discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Operating segments ING Group Total

2009	Total Banking	Total Insurance	Eliminations	Total
Underlying income
– Gross premium income		30,009		30,009
– Net interest result - banking operations	12,628		(165)	12,463
– Commission income	2,149	1,359		3,508
– Total investment and other income	(2,396)	3,061	(171)	494

Total underlying income	12,381	34,429	(336)	46,474

Underlying expenditure
– Underwriting expenditure		30,273		30,273
– Operating expenses	8,446	3,593		12,039
– Other interest expenses		1,047	(336)	711
– Additions to loan loss provision	2,854			2,854
– Other impairments	467	26		493

Total underlying expenses	11,767	34,939	(336)	46,370

Underlying result before taxation	614	(510)		104
Taxation	(102)	(95)		(197)
Minority interests	76	17		93

Underlying net result	640	(432)		208

Reconciliation between Underlying and IFRS-IASB income, expenses and net result

2009	Income	Expenses	Net result
Underlying	46,474	46,370	208

Divestments	229	708	(37)
Special items	(1,267)	1,053	(1,759)

IFRS-IASB (continuing operations)	45,436	48,131	(1,588)
Discontinued operations	837	634	94

IFRS-IASB (continuing and discontinued operations)	46,273	48,765	(1,494)

Divestments in 2009 mainly include the net impact of the sale of ING’s 70% stake in ING Canada, the Nationale Nederlanden Industry Pension fund portfolio, the Annuity and Mortgage businesses in Chile, three US independent retail broker-dealer units (three quarters of ING Advisors Network) and ING Australia Pty Limited as well as the operating result of the in 2009, 2010 and 2011 divested units.

Special items in 2009 reflects mainly the net impact of transaction result on the Illiquid Asset Back-up Facility, including the additional Illiquid Assets Back-up Facility payments as part of the overall agreement with the European Commission of EUR 1.3 billion (EUR 930 million after tax), and restructuring costs.

Reference is made to Note 25 ‘Discontinued operations’ for information on discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

c. Banking activities

Operating segments Banking

2011	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,613	1,606	3,865	705	143	3,257	482	(109)	13,562
– Commission income	481	336	166	249	59	933	44	(13)	2,255
– Total investment and other income	52	89	(608)	74	73	(1,078)	3	50	(1,345)

Total underlying income	4,146	2,031	3,423	1,028	275	3,112	529	(72)	14,472

Underlying expenditure
– Operating expenses	2,399	1,425	1,951	772	173	2,176	141	91	9,128
– Additions to loan loss provision	457	145	462	97	30	330	146		1,667
– Other impairments *	29	7	11	1		2	208	61	319

Total underlying expenses	2,885	1,577	2,424	870	203	2,508	495	152	11,114

Underlying result before taxation	1,261	454	999	158	72	604	34	(224)	3,358
Taxation	316	108	349	30	14	42	87	(25)	921
Minority interests			1	29	30	26	(7)		79

Underlying net result	945	346	649	99	28	536	(46)	(199)	2,358

*	analysed as a part of operating expenses.

Operating segments Banking

2010	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,816	1,608	3,774	670	169	3,233	439	(154)	13,555
– Commission income	498	345	152	278	55	910	28	(13)	2,253
– Total investment and other income	(4)	95	(144)	28	62	82	62	232	413

Total underlying income	4,310	2,048	3,782	976	286	4,225	529	65	16,221

Underlying expenditure
– Operating expenses	2,337	1,345	1,857	760	180	2,105	153	111	8,848
– Additions to loan loss provision	560	160	446	61	26	387	102		1,742
– Other impairments *	39		29	1		2	383	34	488

Total underlying expenses	2,936	1,505	2,332	822	206	2,494	638	145	11,078

Underlying result before taxation	1,374	543	1,450	154	80	1,731	(109)	(80)	5,143
Taxation	361	91	463	31	15	332	27	(45)	1,275
Minority interests		(6)	1	20	22	28	4		69

Underlying net result	1,013	458	986	103	43	1,371	(140)	(35)	3,799

*	analysed as a part of operating expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Operating segments Banking:

2009	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Underlying income
– Net interest result	3,303	1,619	3,136	675	110	3,513	428	(156)	12,628
– Commission income	528	339	167	261	43	811	6	(6)	2,149
– Total investment and other income	39	100	(1,541)	(76)	43	(101)	(654)	(206)	(2,396)

Total underlying income	3,870	2,058	1,762	860	196	4,223	(220)	(368)	12,381

Underlying expenditure
– Operating expenses	2,477	1,287	1,652	660	132	1,817	162	259	8,446
– Additions to loan loss provision	527	200	765	116	39	968	239		2,854
– Other impairments *	(2)	(7)	11				429	36	467

Total underlying expenses	3,002	1,480	2,428	776	171	2,785	830	295	11,767

Underlying result before taxation	868	578	(666)	84	25	1,438	(1,050)	(663)	614
Taxation	229	79	(252)	29	5	206	(216)	(182)	(102)
Minority interests		2		5	10	30	29		76

Underlying net result	639	497	(414)	50	10	1,202	(863)	(481)	640

*	analysed as a part of operating expenses.

d. Insurance activities

With regard to insurance activities, ING Group analyses, as of 2011, the underlying result through a margin analysis, which includes the following components:

•	Operating result

•	Non-operating items

Both are comprised of various sub-components. The total of operating result and non-operating items (gains/losses and impairments, revaluations and market & other impacts) equals underlying result before tax.

To determine the operating result the following non-operating items are adjusted in the reported underlying result before tax:

•	Realised capital gains/losses and impairments on debt and equity securities;

•	Revaluations on assets marked to market through the P&L; and

•

Other non-operating impacts, e.g. provision for guarantees on separate account pension contracts, equity related and other DAC unlocking, VA/FIA Guaranteed Benefit Reserve Unlocking and DAC offset on gains/losses on debt securities.

The operating result for the life insurance business is also broken down into expenses and the following sources of income:

•	Investment margin which includes the spread between investment income earned and interest credited to insurance liabilities (excluding market impacts but including dividends and coupons)

•

Fees and premium-based revenues which includes the portion of life insurance premiums available to cover expenses and profit, fees on deposits and fee income on assets under management (net of guaranteed benefit costs in the United States).

•	Technical margin which includes the margin between costs charged for benefits and incurred benefit costs and it includes mortality, morbidity and surrender results.

•	Non-modelled which is not significant and includes parts of the business for which no margins are provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

As of the fourth quarter of 2010, the Legacy Variable Annuity segment in the US is reported and analysed separately from the other US business in the internal management reporting. Therefore as of October 1,2010 ING reports the Insurance US Legacy VA business as a separate segment to improve transparency and ongoing business. ING Group’s accounting policy for reserve adequacy as set out in the Accounting policies for the consolidated annual accounts of ING Group requires each segment to be adequate at the 50% confidence level. The separation of the Legacy VA business into a separate segment triggered a charge in the fourth quarter of 2010 to bring reserve adequacy on the new Insurance US Closed Block VA segment to the 50% level. This charge is reflected as a DAC write-down of EUR 975 million before tax. For 2011 the impact of the assumption adjustments includes a charge of EUR 177 million to restore the reserve adequacy of the Insurance US Closed Block VA segment to the 50% level at December 31, 2011. Reference is made to Note 43 ‘Underwriting expenditure’.

The adequacy of the reserves held for the Insurance US Closed Block VA segment is evaluated on a quarterly basis. The test considers current estimates of all contractual and related cash flows (including projected performance of the hedge program). The test is conducted by comparing the present value of the cash flows to the reserves for the business line. If it is determined, using a best estimate (50%) confidence level, that reserves are insufficient to support the projected cash outflows, the shortfall is established as an additional reserve, which is in turn recognised immediately in the profit and loss account. There are no offsets considered by any other business line.

There are several key inputs to the reserve adequacy testing. The liability assumptions are based on management’s best estimate of policyholder behaviour, which is reviewed periodically, but at least annually. Stochastic scenario simulations are incorporated based on management’s long term view of equity markets and interest rates. The hedging program is based on our current approach to managing the risk of the business. Finally, current market conditions impact the results of the test as both reserves and the present value of cash flows are sensitive to market interest rates. Any changes in the items above may have a potentially material impact to the results of the reserve adequacy test.

A net reserve inadequacy exists using a prudent (90%) confidence level for the segment Insurance US Closed Block VA. This inadequacy existed in 2011, 2010 and 2009. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

Effective as of 2011, the estimate for the short-term equity growth assumption used to calculate the amortisation of DAC in the United States (Insurance US) was changed to a mean reversion assumption. The impact of this change in estimate in 2011 was approximately EUR 14 million lower result before tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Operating segments Insurance

2011	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	666	76	892	28	73	4		1,739
Fees and premium based revenues	585	458	1,064	168	1,442	868		4,585
Technical margin	315	169	72	28	178			762
Income non-modelled life business	36	9			44			89

Life & ING IM operating income	1,602	712	2,028	224	1,737	872		7,175

Administrative expenses	594	308	742	81	456	676		2,857
DAC amortisation and trail commissions	213	202	625	124	731	3		1,898

Life & ING IM expenses	807	510	1,367	205	1,187	679		4,755

Life & ING IM operating result	795	202	661	19	550	193		2,420

Non-life operating result	179	5			4			188
Corporate Line operating result							(402)	(402)

Operating result	974	207	661	19	554	193	(402)	2,206

Gains/losses and impairments	(47)	(404)	(166)	2	60	5		(550)
Revaluations	62	(1)	159	1	(8)	6	(14)	205
Market & other impacts	(250)		(36)	(1,295)	(18)		52	(1,547)

Underlying result before tax	739	(198)	618	(1,273)	588	204	(364)	314
Taxation	69	21	(22)	(222)	121	72	(20)	19
Minority interests	4	10					(10)	4

Underlying net result	666	(229)	640	(1,051)	467	132	(334)	291

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Operating segments Insurance

2010	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	457	77	827	(11)	53	2		1,405
Fees and premium based revenues	578	501	1,060	121	1,329	826		4,415
Technical margin	243	149	195	9	157			753
Income non-modelled life business	40	16			80			136

Life & ING IM operating income	1,318	743	2,082	119	1,619	828		6,709

Administrative expenses	567	261	904	77	441	682		2,932
DAC amortisation and trail commissions	230	197	619	(7)	710	3		1,752

Life & ING IM expenses	797	458	1,523	70	1,151	685		4,684

Life & ING IM operating result	521	285	559	49	468	143		2,025
Non-life operating result	156	7			5			168
Corporate Line operating result							(633)	(633)

Operating result	677	292	559	49	473	143	(633)	1,560

Gains/losses and impairments	14	(29)	(564)	22	50	10	(15)	(512)
Revaluations	60		490	3	(14)	(3)	(87)	449
Market & other impacts	24	(10)	(177)	(2,149)	8		(265)	(2,569)

Underlying result before tax	775	253	308	(2,075)	517	150	(1,000)	(1,072)
Taxation	130	63	(155)	(57)	137	56	(214)	(40)
Minority interests	15	10			1	1	(9)	18

Underlying net result	630	180	463	(2,018)	379	93	(777)	(1,050)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Operating segments Insurance

2009	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Investment margin	368	77	643	22	9	17		1,136
Fees and premium based revenues	569	522	967	167	1,083	704		4,012
Technical margin	286	175	238	25	163			887
Income non-modelled life business	23	14			86			123

Life & ING IM operating income	1,246	788	1,848	214	1,341	721		6,158

Administrative expenses	635	261	791	87	410	535		2,719
DAC amortisation and trail commissions	235	197	489	104	570	3		1,598

Life & ING IM expenses	870	458	1,280	191	980	538		4,317

Life & ING IM operating result	376	330	568	23	361	183		1,841

Non-life operating result	248	6			4			258
Corporate Line operating result							(802)	(802)

Operating result	624	336	568	23	365	183	(802	1,297

Gains/losses and impairments	(44)	(44)	(515)	38	26		(7)	(546)
Revaluations	(356)		272	(4)	(9)	(33)	(213)	(343)
Market & other impacts	66	(1)	31	(821)	1		(194)	(918)

Underlying result before tax	290	291	356	(764)	383	150	(1,216)	(510)
Taxation	58	57	138	(118)	112	56	(398)	(95)
Minority interests	15	12			1	1	(12)	17

Underlying net result	217	222	218	(646)	270	93	(806)	(432)

While the reserves for the segment Insurance US Closed Block VA are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. This inadequacy existed in 2011, 2010 and 2009. In line with Group Policy, Insurance US Closed Block VA is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.

Effective as of 2011, the estimate for the short-term equity growth assumption used to calculate the amortisation of DAC in the United States (Insurance US) was changed to a mean reversion assumption. The impact of this change in estimate in 2011 was approximately EUR 14 million lower result before tax.

Interest income and interest expenses breakdown by operating segments Banking

2011	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Ban-king	ING Real Estate	Corporate Line Ban-king	Total Banking
Interest income	8,169	2,959	10,506	1,455	583	38,715	1,282	2,512	66,181
Interest expense	1,708	1,202	6,909	735	385	37,295	239	4,251	52,724

	6,461	1,757	3,597	720	198	1,420	1,043	(1,739)	13,457

Interest income and interest expenses breakdown by operating segments Insurance

2011	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Interest income	2,216	355	3,224	205	896	12	544	7,452
Interest expense	32	(2)	7		3	4	484	528

	2,184	357	3,217	205	893	8	60	6,924

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Total interest income and interest expenses

2011	Total Banking	Total Insurance	Eliminations	Total external
Interest income	66,181	7,452	(1,532)	72,101
Interest expense	52,724	528	(1,524)	51,728

	13,457	6,924	(8)	20,373

Interest income and interest expenses breakdown by operating segments Banking

2010	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Interest income	7,916	3,093	10,059	1,544	452	43,121	1,145	2,357	69,687
Interest expense	1,524	1,015	6,310	817	261	42,509	263	3,572	56,271

	6,392	2,078	3,749	727	191	612	882	(1,215)	13,416

Interest income and interest expenses breakdown by operating segments Insurance

2010	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Interest income	2,592	363	3,433	28	808	13	(21)	7,216
Interest expense	151		76	5	3	5	547	787

	2,441	363	3,357	23	805	8	(568)	6,429

Total interest income and interest expenses

2010	Total Banking	Total Insurance	Eliminations	Total external
Interest income	69,687	7,216	(1,362)	75,541
Interest expense	56,271	787	(1,260)	55,798

	13,416	6,429	(102)	19,743

Interest income and interest expenses breakdown by operating segments Banking

2009	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	ING Real Estate	Corporate Line Banking	Total Banking
Interest income	8,039	3,020	10,532	1,603	399	54,143	1,259	2,152	81,147
Interest expense	2,200	1,541	7,451	950	246	52,531	178	3,510	68,607

	5,839	1,479	3,081	653	153	1,612	1,081	(1,358)	12,540

Interest income and interest expenses breakdown by operating segments Insurance

2009	Insurance Benelux	Insurance CRE	Insurance US	Insurance US Closed Block VA	Insurance Asia/ Pacific	ING IM	Corporate Line Insurance	Total Insurance
Interest income	2,587	419	3,327	2	643	8	(413)	6,573
Interest expense	295	37	113	5	10	9	243	712

	2,292	382	3,214	(3)	633	(1)	(656)	5,861

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Total interest income and interest expenses

2009	Total Banking	Total Insurance	Eliminations	Total external
Interest income	81,147	6,573	(1,252)	86,468
Interest expense	68,607	712	(1,132)	68,187

	12,540	5,861	(120)	18,281

IFRS-IASB balance sheets by segment are not reported internally to, and not managed by, the chief operating decision maker. IFRS-IASB balance sheet information is prepared, and disclosed below, for the Banking operations as a whole and for the Insurance operations as a whole and by segment.

Total assets and Total liabilities by segment

	2011		2010		2009
	Total assets	Total liabilities	Total assets	Total liabilities	Total assets	Total liabilities
Insurance Benelux	96,067	83,756	92,614	83,472	85,131	78,413
Insurance CRE	11,729	10,724	12,671	11,288	12,212	10,789
Insurance US	118,329	106,696	114,218	102,781	101,103	97,213
Insurance US Closed Block VA	41,362	38,771	42,477	40,254	39,636	36,562
Insurance Latin America			3,162	1,557	2,759	1,321
Insurance Asia/Pacific	62,281	56,712	57,029	52,332	44,267	41,381
ING IM	1,385	605	2,033	1,184	926	434
Corporate Line Insurance	55,684	29,667	46,595	24,960	37,767	21,116

Total Insurance segments	386,837	326,931	370,799	317,828	323,801	287,229
Eliminations Insurance segments	(51,349)	(15,122)	(45,046)	(12,490)	(33,696)	(12,846)

Total Insurance operations	335,488	311,809	325,753	305,338	290,105	274,383

Total Banking operations	979,405	933,263	951,006	907,658	897,463	860,547
Eliminations	(41,313)	(17,710)	(34,020)	(13,705)	(27,786)	(11,964)

Total ING Group	1,273,580	1,227,362	1,242,739	1,199,291	1,159,782	1,122,966

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

Geographical areas

2011	Netherlands	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income	17,877	3,795	7,446	17,701	44	10,352	525		(3,328)	54,412

Total assets	653,459	180,491	323,747	351,630	9,685	115,942	43,652	207	(405,233)	1,273,580

Geographical areas

2010	Netherlands	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income	16,414	4,352	7,854	17,475	180	9,730	427		(2,922)	53,510

Total assets	639,318	161,781	326,179	339,516	16,721	105,733	44,160	152	(390,821)	1,242,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Geographical areas

2009	Netherlands	Belgium	Rest of Europe	North America	Latin America	Asia	Australia	Other	Eliminations	Total
Total income	12,870	4,573	7,676	15,224	229	10,089	865		(5,253)	46,273

Total assets	576,371	156,059	317,994	295,207	14,925	84,874	35,365	134	(321,147)	1,159,782

53 Net cash flow from investing activities

Information on the impact of companies acquired or disposed is presented in Note 30 ‘Companies acquired and companies disposed’.

54 Interest and dividend included in net cash flow

Interest and dividend received and paid

	2011	2010	2009
Interest received	73,947	77,541	88,161
Interest paid	(53,113)	(59,329)	(68,832)

	20,834	18,212	19,329

Dividend received	485	500	344
Dividend paid			(1,030)

55 Cash and cash equivalents

Cash and cash equivalents

	2011	2010	2009
Treasury bills and other eligible bills	2,611	4,441	3,182
Amounts due from/to banks	(4,505)	3,227	2,387
Cash and balances with central banks	31,194	13,072	15,390

Cash and cash equivalents at end of year	29,300	20,740	20,959

Treasury bills and other eligible bills included in cash and cash equivalents

	2011	2010	2009
Treasury bills and other eligible bills included in trading assets	1,471	1,697	2,284
Treasury bills and other eligible bills included in available-for-sale investments	1,140	2,744	898

	2,611	4,441	3,182

Amounts due to/from banks

	2011	2010	2009
Included in cash and cash equivalents:
– amounts due to banks	(19,122)	(12,898)	(12,334)
– amounts due from banks	14,617	16,125	14,721

	(4,505)	3,227	2,387
Not included in cash and cash equivalents:
– amounts due to banks	(53,111)	(59,954)	(71,901)
– amounts due from banks	30,706	35,703	28,676

	(22,405)	(24,251)	(43,225)
Total as included in balance sheet:
– amounts due to banks	(72,233)	(72,852)	(84,235)
– amounts due from banks	45,323	51,828	43,397

	(26,910)	(21,024)	(40,838)

Cash and cash equivalents include amounts due to/from banks with a term of less than three months from the date on which they were acquired.

ING Group’s risk management (including liquidity) is explained in the ‘Risk management’ section.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

56 Impact of change in accounting policy

This note provides more information on the impact of the change in accounting policy for insurance provisions for Guaranteed Minimum Benefits for Life and how this change affects the financial information of the comparative years as included in previously published annual accounts. Reference is made to ‘Changes in Accounting Policies’ for more details on the impact of the change in accounting policy.

The restated consolidated balance sheets as per December 31, 2009 and January 1, 2009 are as follows:

Restated consolidated balance sheets

	December 31, 2009 (Restated)	January 1, 2009 (Restated)
ASSETS
Cash and balances with central banks	15,390	22,045
Amounts due from banks	43,397	48,447
Financial assets at fair value through profit and loss
– trading assets	111,444	160,378
– investments for risk of policyholders	104,597	95,366
– non-trading derivatives	11,632	16,484
– designated as at fair value through profit and loss	5,517	8,277
Investments
– available-for-sale	197,703	242,852
– held-to-maturity	14,409	15,440
Loans and advances to customers	575,275	616,776
Reinsurance contracts	5,480	5,797
Investments in associates	3,699	4,355
Real estate investments	3,638	4,300
Property and equipment	6,119	6,396
Intangible assets	6,021	6,915
Deferred acquisition costs	11,208	12,989
Assets held for sale	5,024	15,312
Other assets	39,229	47,665

Total assets	1,159,782	1,329,794

EQUITY
Shareholders’ equity (parent)	30,901	14,935
Non-voting equity securities	5,000	10,000

	35,901	24,935
Minority interests	915	1,594

Total equity	36,816	26,529

LIABILITIES
Subordinated loans	10,099	10,281
Debt securities in issue	119,981	96,488
Other borrowed funds	23,151	31,198
Insurance and investment contracts	241,006	242,159
Amounts due to banks	84,235	152,265
Customer deposits and other funds on deposit	469,508	522,783
Financial liabilities at fair value through profit and loss
– trading liabilities	98,245	152,616
– non-trading derivatives	20,070	21,773
– designated as at fair value through profit and loss	11,474	14,009
Liabilities held for sale	4,890	15,020
Other liabilities	40,307	44,673

Total liabilities	1,122,966	1,303,265

Total equity and liabilities	1,159,782	1,329,794

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The change in accounting policy for insurance provisions for Guaranteed Minimum Benefits for Life affects the following balance sheet line items: Deferred acquisition costs, Other liabilities, Insurance and investment contracts and Shareholders’ equity (reference is made to Note 13 ‘Shareholders’ equity (parent)/non-voting equity securities’). In addition to the comparative information on 2010 as disclosed in the relevant notes the following tables also disclose on the balance sheet items as per December 31, 2009 and January 1, 2009.

Deferred acquisition costs (Restated)

Changes in deferred acquisition costs

	Investment contracts	Life insurance	Non-life insurance	Total
Opening balance January 1, 2009	89	12,635	265	12,989
Capitalised	9	1,609	12	1,630
Amortisation and unlocking	(11)	(1,722)	(12)	(1,745)
Effect of unrealised revaluations in equity		(1,140)		(1,140)
Changes in the composition of the group	(104)	58	(231)	(277)
Exchange rate differences	17	(276)	9	(250)
Disposal of portfolios		1		1

Closing balance December 31, 2009	0	11,165	43	11,208

Insurance and investment contracts, Reinsurance contracts (Restated)

Insurance and investment contracts, reinsurance contracts

	Provision net of reinsurance		Reinsurance contracts		Insurance and investment contracts
	December 31, 2009	January 1, 2009	December 31, 2009	January 1, 2009	December 31, 2009	January 1, 2009
Provision for non-participating life policy liabilities	69,789	68,489	4,798	4,822	74,587	73,311
Provision for participating life policy liabilities	50,102	55,266	200	217	50,302	55,483
Provision for (deferred) profit sharing and rebates	1,600	147	3	2	1,603	149

Life insurance provisions excluding provisions for risk of policyholders	121,491	123,902	5,001	5,041	126,492	128,943

Provision for life insurance for risk of policyholders	99,299	84,279	374	541	99,673	84,820

Life insurance provisions	220,790	208,181	5,375	5,582	226,165	213,763

Provision for unearned premiums and unexpired risks	361	1,756	4	13	365	1,769

Reported claims provision	2,580	3,995	96	202	2,676	4,197
Claims incurred but not reported (IBNR)	493	1,345	5		498	1,345
Claims provisions	3,073	5,340	101	202	3,174	5,542

Total provisions for insurance contracts	224,224	215,277	5,480	5,797	229,704	221,074

Investment contracts for risk of company	5,896	9,804			5,896	9,804
Investment contracts for risk of policyholders	5,406	11,281			5,406	11,281

Total provisions for investment contracts	11,302	21,085			11,302	21,085

Total	235,526	236,362	5,480	5,797	241,006	242,159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Other liabilities (Restated)

Other liabilities by type

	December 31, 2009	January 1, 2009
Deferred tax liabilities	1,352	2,763
Income tax payable	1,225	940
Pension benefits	589	609
Post-employment benefits	175	219
Other staff-related liabilities	735	342
Other taxation and social security contributions	1,001	1,104
Deposits from reinsurers	870	909
Accrued interest	16,789	17,552
Costs payable	2,654	3,764
Amounts payable to brokers	200	89
Amounts payable to policyholders	2,182	2,231
Reorganisation provision	644	583
Other provisions	747	969
Share-based payment plan liabilities	24	11
Prepayments received under property under development	120	175
Amounts to be settled	5,167	3,753
Dividend payable		425
Other	5,833	8,235

	40,307	44,673

Changes in deferred tax

	Net liability	Change through equity	Change through net result	Changes in the composition of the group	Exchange rate differences	Other	Net liability
	January 1, 2009						December 31, 2009
Investments	(5,418)	5,330	341	17	(114)	53	209
Financial assets and liabilities at fair value through profit and loss	29	(1)	(324)	(21)	10	(6)	(313)
Deferred acquisition costs and VOBA	3,402	(567)	136	(12)	(180)	71	2,850
Fiscal reserve			(48)			48
Depreciation	15		(4)			1	12
Insurance provisions	(494)	(483)	(468)	55	(1)	(55)	(1,446)
Cash flow hedges	277	(197)			(2)	(9)	69
Pension and post-employment benefits	374		326				700
Other provisions	(1,422)	2	360	4	116	(72)	(1,012)
Receivables	(61)		(72)		(5)	(11)	(149)
Loans and advances to customers	(201)		(32)	(28)	1	45	(215)
Unused tax losses carried forward	(1,653)		(951)	7	82	7	(2,508)
Other	(119)	(70)	(695)	(34)	19	85	(814)

	(5,271)	4,014	(1,431)	(12)	(74)	157	(2,617)

Comprising:
– deferred tax liabilities	2,763						1,352
– deferred tax assets	(8,034)						(3,969)

	(5,271)						(2,617)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.2.1 RISK MANAGEMENT

ING GROUP RISK MANAGEMENT

Taking measured risks is part of ING Group’s business. As a financial services company active in banking, investments, life and non-life insurance and retirement services, ING Group is naturally exposed to a variety of risks. To ensure measured risk-taking throughout the organisation, ING Group operates through a comprehensive risk management framework, integrated risk management in its daily business activities and strategic planning. This ensures the identification, measurement and control of risks at all levels of the organisation so that ING Group’s financial strength is safeguarded.

Risk Management assists the various management boards with the formulation of risk appetite, strategies, policies and limits and provides a review, oversight and support function throughout ING Group on risk-related issues. The main financial risks ING Group is exposed to are credit risk (including transfer risk), market risk (including interest rate, equity, real estate, implied volatility, and foreign exchange risks), insurance risk, liquidity risk and business risk. In addition, ING Group is exposed to non-financial risks, e.g. operational and compliance risks. The way ING Group manages these risks on a day-to-day basis is described in this risk management section.

As a result of the decision to manage ING Bank and ING Insurance separately, ING has implemented two distinct risk appetite frameworks for both Bank and Insurance. The common concept however is that risk appetite is expressed as the tolerance to allow key capital ratios to deviate from their target levels under adverse scenarios. These frameworks are discussed in more detail in the specific sections of this risk management section.

ING has completed the divestment of its Latin American pensions, life insurance and investment management operations. This transaction is the first major step in the divestment of ING’s insurance and investment management activities.

Both ING Bank and ING Insurance need to prepare for significant changes in the regulatory requirements. For ING Bank the most important one is the implementation of Basel III, while ING Insurance runs an extensive program to allow the implementation of Solvency II (which is the fundamental reform of European insurance solvency and risk governance legislation; announced to be effective as of January 1, 2013 but delays in legislation imply that it will not be effective before January 1, 2014). Additionally, both in Bank and Insurance, ING continued its stress testing efforts, with stress testing becoming more important and more embedded in the risk culture.

MISSION AND OBJECTIVES

The mission of ING Group’s risk management function is to build a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Group’s business processes. The following principles support this objective:

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	ING’s risk profile is transparent, managed to avoid surprises, and is consistent with delegated authorities;

•	Delegated authorities are consistent with the overall Group strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management.

Risk Management benefits ING and its shareholders directly by providing more efficient capitalisation and lower costs of risk and funding. The cost of capital is reduced by working closely with rating agencies and regulators to align capital requirements to risks. Risk Management helps business units to lower funding costs, make use of the latest risk management tools and skills, and lower strategic risk, allowing them to focus on their core expertise with the goal of making ING’s businesses more competitive in their markets.

GROUP RISK MANAGEMENT FUNCTION

The ING Group CRO is supported by the Risk functions of ING Group and by the Group functions Corporate Legal and the Functional Controller Insurance. As a result of the decision to manage ING Bank and ING Insurance separately, ING Group Chief Risk Office has delegated day-to-day Risk Management within ING Bank, ING Insurance Eurasia and ING Insurance US to the respective (deputy) CROs. The Risk functions of ING Group have been delegated to the CRO of ING Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Further details on the Risk Governance and Risk Profile in the three entities, is given in the following sections.

ING Group uses an integrated risk management approach for both its banking activities and for its Insurance activities. With the operational separation of ING Bank and ING Insurance, the focus of ING’s risk management practices is now located in the bank and insurance companies. The remainder of this risk paragraph discusses these practices for ING Group, ING Bank, ING Insurance Eurasia and ING Insurance US respectively.

Risk measures related to accounting are based on IFRS-EU where relevant, as IFRS-EU is the primary accounting basis, which is also the basis for statutory and regulatory reporting and risk management.

RISK DEVELOPMENTS IN 2011

During 2011, ING continued to actively deleverage and de-risk its balance sheet. The ING Group bond portfolio decreased from EUR 294.5 billion at year-end 2010 to EUR 263.5 billion at year-end of 2011, excluding ING Direct USA. The size of the ING Direct USA bond portfolio is EUR 23.0 billion. The change is mainly caused by changes in the government, financial institutions and ABS and CMBS bond portfolio. The debt securities revaluation reserve after tax, excluding ING Direct USA, improved in 2011 to EUR 5,743 million compared to EUR 1,620 million in 2010, due to interest rates developments and the spread widening that took place during 2011 as a result of the debt crisis in Europe. More details on the Investments can be found in Note 4 ‘Investments’ of the Annual Accounts.

ABS portfolio

The RMBS and ABS portfolio changed from EUR 51.2 billion at year-end 2010 to 31.5 billion, excluding ING Direct USA. The RMBS and ABS exposure of ING Direct USA is EUR 15.0 billion ING Group continued to manage its asset-backed securities (ABS) portfolio downwards in 2011 and reduced the exposure on the ABS portfolio. With the sale of ING Direct USA, the ING Group exposure to ABS is drastically reduced and going forward we will not report them as pressurised assets in our financial reporting. The revaluation reserve on the ABS portfolio deteriorated and is still negative. ING Group still recognised further impairments of EUR 203 million, though for a smaller amount than in the previous year (2010: EUR 541 million). Further details are included in Note 4 ‘Investments’ of the Annual Accounts.

Greece, Italy, Ireland, Portugal and Spain

In the first half of 2010 concerns arose regarding the creditworthiness of several southern European countries, which later spread to a few other European countries. As a result of these concerns the fair value of sovereign debt decreased and those exposures were being monitored more closely. With regard to troubled countries, ING’s main focus is on Greece, Italy, Ireland, Portugal and Spain as these countries have either applied for support from the European Financial Stability Facility (‘EFSF’) or receive support from the ECB via government bond purchases in the secondary market. Within these countries, ING’s main focus is on exposure to Government bonds and Unsecured Financial institutions’ bonds. Further details are included in Note 4 ‘Investments’.

The table below provides information on ING’s risk exposure with regard to Greece, Italy, Ireland, Portugal and Spain. Unless otherwise indicated, the amounts represent risk exposure values and exposures are included based on the country of residence.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Greece, Italy, Ireland, Portugal and Spain - Total exposures 1) 2) 5)

2011	Greece	Italy	Ireland	Portugal	Spain	Total
Residential mortgages and other consumer lending	14	7,027	4	3	9,176	16,224
Corporate Lending	307	9,156	575	996	7,131	18,165
Financial Institutions Lending	6	853	135	139	2,038	3,171
Government Lending	0	195	0	0	55	250

Total Lending	326	17,231	714	1,138	18,400	37,810

RMBS	96	1,313	1,603	245	4,131	7,388
CMBS	0	0	310	0	0	310
Other ABS	0	400	467	0	169	1,036
Corporate Bonds	0	495	346	68	475	1,384
Covered Bonds	0	236	350	0	16,835	17,421
Financial institutions Bonds (unsecured)	0	819	291	336	396	1,842
Government Bonds	254	2,557	54	809	1,508	5,182

Total Debt Securities	351	5,820	3,421	1,458	23,514	34,563

Trading (3)	(5)	519	40	11	316	881

Real Estate (4)	36	496	0	319	632	1,483

Undrawn committed facilities (Off balance)	411	1,229	523	140	2,302	4,605

Credit protection (CDS)
Credit protection bought (notional)	112	640	131	43	479	1,405
Credit protection sold (notional)	107	617	136	43	530	1,433

Net CDS Positions	5	23	(5)	0	(51)	(28)

(1)

The exposures reported are credit, market and real estate exposures based on source systems and measurement criteria that can differ from those of similar exposures reported in Note 4 ‘Investments’ of the Annual Accounts.

(2)	More information on the risk management definitions and practices can be found in the remainder of this section.
(3)	Trading exposure also includes netted CDS exposure, of which details are provided at the bottom of this table.
(4)

Real Estate includes Real Estate Development, Real Estate Investments and Property in Own Use; it does not include (indirect) exposure through Real Estate Finance, which is reflected in Total Lending and Total Debt Securities.

(5)	These are Group risk exposures of which the Insurance component is netted for impairments, as well as Bank Greek Government exposure.

Greece

Total Lending exposure is reported in the Balance sheet at amortised cost. Cumulative provisions/impairments recognised on lending exposures amount to approximately EUR 1 million. Debt securities - RMBS are reported in the balance sheet at amortised cost. Debt securities - Government bonds are reported in the balance sheet at fair value (available-for-sale). Cumulative provisions/impairments recognised on debt securities amount to EUR 978 million and fully relate to government bonds.

Italy

Total Lending exposure is reported in the balance sheet at amortised cost. Cumulative provisions/impairments recognised on lending exposures amount to approximately EUR 113 million. Debt securities – RMBS and Other ABS are largely reported in the balance sheet at amortised cost. Other debt securities are reported in the balance sheet at fair value (available-for-sale). No significant provisions/impairments have been recognised.

Ireland

Total Lending exposure is reported in the balance sheet at amortised cost. No provisions/impairments have been recognised. Approximately 80% of Total Debt securities is reported in the balance sheet at amortised cost. Approximately 20% is reported in the balance sheet at fair value (available-for-sale). Cumulative provisions/impairments recognised on debt securities amount to EUR 270 million and relate to subordinated debt from Irish banks (EUR 189 million), RMBS (EUR 2 million) and Other ABS (EUR 88 million). In addition to the above exposures on Ireland, ING Insurance has Irish reinsurance exposure of EUR 1,345 million. This mainly includes reinsurance through an Irish subsidiary of a large European Reinsurance group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Portugal

Total Lending exposure is reported in the balance sheet at amortised cost. Cumulative provisions/impairments recognised on lending exposures amount to approximately EUR 7 million. Debt securities – RMBS are largely reported in the balance sheet at amortised cost. Other debt securities are reported in the balance sheet at fair value (available-for-sale). Cumulative provisions/impairments recognised are less than EUR 1 million.

Spain

Total Lending exposure is reported in the balance sheet at amortised cost. Cumulative provisions/impairments recognised on lending exposures amount to approximately EUR 351 million, of which EUR 319 million relates to Corporate lending and EUR 32 million relates to Residential mortgages and other consumer lending.

Debt securities – RMBS, Other ABS and Covered bonds are largely reported in the balance sheet at amortised cost. Other debt securities are reported in the balance sheet largely at fair value (available-for-sale). No significant provisions/impairments have been recognised.

Debt securities – Covered bonds are backed by mortgage collateral. From the total exposure of EUR 16.8 billion, EUR 14.9 billion is reported in the balance sheet at amortised cost (EUR 11.0 billion Loans and EUR 3.9 billion Held-to-maturity) and EUR 1.9 billion is reported in the balance sheet at fair value (Available-for-sale). No significant provisions/impairments have been recognised. Almost the entire portfolio is investment grade.

Derivatives

In these countries, ING Bank has limited derivative exposure and largely enters derivative transactions to help clients reduce exposure to interest and currency movements. Many of these transactions are covered either via CSA agreements or as part of the collateral of the underlying financing. The key credit risk ING Bank faces in these derivative transactions is movements in markets creating an uncollateralised exposure to a counterparty or that the collateral is not sufficient. ING monitors these marked to market movements on a daily basis. At December 31, 2011 ING Bank had no material, uncollateralized exposure to counterparties in these countries.

ING Insurance does not have material derivatives exposures in these countries.

Monitoring exposures and Current developments

The problems in the Eurozone have been a top priority for risk management throughout 2011, and will continue to be a top priority in 2012. ING closely monitors the exposures in debt securities, lending and credit derivatives in the involved countries, and regularly assesses whether the positions still fit with its risk appetite. This assessment is supported by internal stress tests.

Throughout 2011 ING has reduced its positions in especially government bonds for some of the weaker countries as a result of these risk analyses.

Several European countries have been downgraded but there have also been some positive developments related to the Eurozone crisis. Financial markets rallied due to amongst others the Long Term Refinancing Operations from the ECB and better than expected economic data. Credit spreads for some of the involved countries tightened significantly. Furthermore, a new Greek bail-out plan was approved in February 2012.

Nevertheless, despite these positive signs the Eurozone is not yet out of the doldrums, as many of the fundamental problems still remain. There is no guarantee that the weaker countries will succeed in making their economies more competitive, which is a prerequisite for long term debt sustainability. Risks and concerns about the debt crisis in Europe, as well as the possible exit from the Eurozone of one or more European states and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these European countries and the financial condition of European financial institutions, including ING.

On February 21, 2012 a new common understanding on key terms of a voluntary exchange of privately held Greek government bonds was reached. The programme is expected to be implemented in March 2012 and did not have an impact on the 2011 results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Liquidity risk

Under the volatile market circumstances in 2011, funding and liquidity risk remains an important topic on the agenda of senior management and Asset and Liability Committee Bank (ALCO), that requires continuous monitoring and management. External market and regulatory developments and internal financial developments are closely monitored. Regular stress testing and measurement of early warning indicators are, among others, used to provide additional management information. In 2011 the funding and liquidity risk appetite were updated. The appetite statement is set and allocated throughout ING Bank. In addition, funding and liquidity usage is steered by means of funds transfer pricing thus embedding funding and liquidity risk management in the total organisation. ING Group continued to maintain its liquidity position within conservative internal targets.

In 2011, new frameworks for the funding and liquidity risk management as well as the organisational Assets and Liability Management (ALM) that reflects the evolved importance of funding and liquidity risk was developed. Both of these frameworks will be implemented in 2012.

ING Insurance defines different levels of Liquidity Management; short term liquidity or cash management, long term liquidity management, and stress liquidity management. Liquidity risk is measured through several metrics including ratios and cash flow scenario analysis, in the base case and under several stressed scenarios.

Like to most insurance companies, in normal circumstances liquidity risk is quite remote to ING Insurance. Also under the current challenging market circumstances ING insurance liquidity position is comfortable.

ING BANK

To ensure measured risk-taking throughout the organisation, ING Bank operates through a comprehensive risk management framework. This ensures the identification, measurement and control of risks at all levels of the organisation so that ING Bank’s financial strength is safeguarded.

ING Bank uses risk assessment and measurement to guide decision making. As a result, the quality of risk models is important. The governance process for approval of risk models, methods and parameters ensures compliance with business and regulatory requirements, via a clear assignment of responsibility and accountability.

Nevertheless, users of the information in the risk management section should bear in mind that the analyses provided are forward looking measures that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business ING Bank continues to develop, recalibrate and refine the various models that support risk metrics, which may result in changes to the risk metrics as disclosed.

MISSION AND OBJECTIVES

The mission of ING Bank’s risk management function is to build a sustainable competitive advantage by fully integrating risk management into daily business activities and strategic planning. This mission is fully embedded in ING Bank’s business processes. The following principles support this objective:

•	Products and portfolios are structured, underwritten, priced, approved and managed appropriately and compliance with internal and external rules and guidelines is monitored;

•	ING Bank’s risk profile is transparent, managed to avoid surprises, and is consistent with delegated authorities;

•	Delegated authorities are consistent with the overall Bank strategy and risk appetite;

•	Transparent communication to internal and external stakeholders on risk management and value creation.

Risk Management benefits ING Bank and its shareholders directly by providing more efficient capitalisation and lower costs of risk and funding. The cost of capital is reduced by working closely with rating agencies and regulators to align capital requirements to risks. Risk Management helps business units to lower funding costs, make use of the latest risk management tools and skills, and lower strategic risk, allowing them to focus on their core expertise with the goal of making ING Bank’s businesses more competitive in their markets.

ING BANK RISK GOVERNANCE

ING Bank’s risk management framework is based on the ‘three lines of defence’ concept which ensures that risk is managed in line with the risk appetite as defined by the Management Board Bank (and ratified by the Supervisory Board) and is cascaded throughout ING Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Business line management and the regional and local managers have primary responsibility for the day-to-day management of risk and form the first line of defence.

The risk management function, both at bank and regional/local level, belongs to the second line of defence and has the primary responsibility to align risk taking with strategic planning e.g. in limit setting.

The internal audit function provides an ongoing independent (i.e. outside of the risk organisation) and objective assessment of the effectiveness of internal controls, including financial and operational risk management and forms the third line of defence.

Board level risk oversight

ING Bank has a two-tier board structure consisting of the Management Board Bank and the Supervisory Board; both tiers play an important role in managing and monitoring the risk management framework.

•

The Supervisory Board is responsible for supervising the policy of the Management Board Bank, the general course of affairs of the Company and its business (including its financial policies and corporate structure). For the risk management purposes the Supervisory Board is assisted by two sub-committees:

•

The Audit Committee, which assists the Supervisory Board in reviewing and assessing ING Bank’s major risk exposures and the operation of internal risk management and control systems, as well as policies and procedures regarding compliance with applicable laws and regulations; and

•	The Risk Committee, which assists the Supervisory Board on matters related to risk governance, risk policies and risk appetite setting.

•

The Management Board Bank (MBB) is responsible for managing risks associated with the activities of ING Bank. The MBB’s responsibilities include ensuring that internal risk management and control systems are effective and that ING Bank complies with relevant legislation and regulations. On a regular basis, the MBB reports on these issues and discusses the internal risk management and control systems with the Supervisory Board. On a quarterly basis, the MBB reports on the Bank’s risk profile versus its risk appetite to the Audit Committee, explaining changes in the risk profile.

The Chief Risk Officer (CRO) ensures that the boards are well informed and understand ING Bank’s risk position at all times. Every quarter, the CRO reports to the board committees on ING Bank’s risk appetite levels and on ING Bank’s risk profile. In addition the CRO briefs the board committees on developments in internal and external risk related issues and ensures the board committees understand specific risk concepts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

As part of the integration of risk management into the annual strategic planning process, the MBB issues a Planning Letter which provides the organisation with the corporate strategic direction, and addresses key risk issues. Based on the Planning Letter, the business lines and business units develop their business plans which align with the Bank’s strategic direction. The process includes a qualitative and quantitative assessment of the risks involved. As part of the process strategic limits and risk appetite levels are explicitly discussed. Based on the business plans, the Management Board Bank formulates the Strategic Plan which is submitted to the Supervisory Board for approval.

Executive Level

The risk committees described below act within the overall risk policy and delegated authorities granted by the Management Board Bank:

•

The Finance and Risk Committee (F&RC) is a platform for the CRO and the Chief Financial Officer (CFO), along with their respective direct reports, to discuss and decide on issues that relate to both the finance and risk domains. The primary responsibility of the F&RC is to co-ordinate, on a high level, the finance and risk decisions that have an impact on internal and/or external reporting;

•

ING Bank Credit Committee – Policy (GCC(P)): Discusses and approves policies, methodologies and procedures related to credit, country and reputation risks within ING Bank. The GCC(P) meets on a monthly basis;

•	ING Bank Credit Committee – Transaction Approval (GCC(TA)): Discusses and approves transactions which entail taking credit risk (including issuer investment risk). The GCC(TA) meets twice a week;

•

Asset and Liability Committee ING Bank (ALCO Bank): Discusses and approves on a monthly basis the overall risk profile of all ING Bank’s market risks that occur in its Commercial Banking and Retail & Direct Banking activities. ALCO Bank defines the policy regarding funding, liquidity, interest rate mismatch and solvency for ING Bank; and

•

Non Financial Risk Committee Bank (NFRC Bank): Accountable for the design and maintenance of the Risk Management Framework including the ORM, Compliance and Legal policies, minimum standards, procedures and guidelines; the NFRC structure; development of tools, methods and key parameters (incl. major changes) for risk identification, measurement and monitoring/ reporting.

Risk Management Function

The risk management function is embedded in all levels of ING Bank organisation. The Chief Risk Officer, who is a MBB member, bears primary overall responsibility for the Risk management function. The CRO is responsible for the management and control of risk on a consolidated level to ensure that ING Bank’s risk profile is consistent with its financial resources and the risk appetite. The CRO is also responsible for establishing and maintaining a robust organisational basis for the management of risk throughout the organisation.

The organisation chart below illustrates the functional reporting lines within ING Bank risk organisation.

The heads of these departments (Risk General Managers) report to the CRO and bear direct responsibility for risk (mitigating) decisions at the Bank level. The Risk General Managers and the CRO are responsible for the harmonisation and standardisation of risk management practices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

From December 2011, the reporting lines have been changed. As of then the CCO reports to the new appointed Head of Non Financial Risk ING Bank who in his turn reports to the Chief Risk Officer.

In addition two staff departments report to the CRO:

•	Risk Integration and Analytics (RI&A), which is responsible for inter-risk aggregation processes and for providing bank-wide risk information to the CRO and Management Board Bank; and

•

Model Validation (MV), which carries out periodic validations of all material risk models used by ING Bank. To ensure independence from the business and other risk departments, the department head reports directly to the CRO.

Risk policies

ING Bank has a framework of risk management policies, procedures and standards in place to create consistency throughout the organisation, and to define minimum requirements that are binding to all business units. The governance framework of the business units aligns with the Bank’s level framework and meets local (regulatory) requirements. Senior Management is responsible to ensure policies, procedures and standards are implemented and adhered to. Policies, procedures and standards are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and emerging best practices.

ING BANK RISK PROFILE

ING Bank uses risk assessment and risk measurement to guide decision making. As a result, the quality of risk models is important. The governance process for approval of risk models, methods and parameters ensures business and regulatory requirements, via a clear assignment of responsibility and accountability.

Nevertheless, users of the information in the risk management section should bear in mind that the analyses provided are forward looking measures that rely on assumptions and estimates of future events, some of which are considered extreme and therefore unlikely to occur. In the normal course of business ING Bank continues to develop, recalibrate and refine the various models that support risk metrics, which may result in changes to the risk metrics as disclosed.

Risk types

ING Bank measures the following main types of risks that are associated with its business activities:

•	Credit risk: the risk of potential loss due to default by ING Bank’s debtors (including bond issuers) or trading counterparties;

•

Market risk: the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread, and foreign exchange risks;

•

Liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions;

•

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk;

•

Compliance Risk: is the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards as in ING Bank Business Principles; and

•

Business risk: the exposure to value loss due to fluctuations in volumes, margins and costs, as well as client behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING Bank Risk Appetite Framework

ING Bank uses an integrated risk management approach for its banking activities. The MBB uses the risk appetite frameworks to monitor and manage the actual risk profile in relation to the risk appetite, which is derived from ING Bank rating ambition to be in the range of AA rating. It enables the MBB to identify possible risk concentrations and to support strategic decision making. The risk appetite level is reported to the MBB on a quarterly basis and is subsequently presented to the Risk Committee. The overall risk appetite is translated into specific limits which are cascaded down into the organisation, e.g.

•	Credit risk limits;

•	ALM/Value at Risk limits; and

•	Liquidity risk limits.

ING Bank’s ‘three lines of defence’ governance framework ensures that risk is managed in line with the risk appetite as defined by the MBB and cascaded throughout the Bank, thereby safeguarding controlled risk taking. The role of the business lines is to maximise the value within established risk boundaries. Each quarter, the MBB monitors that the financial and non-financial risks are within the boundaries of the risk appetite as set in the strategic planning process.

ING Bank is engaged in selling a broad range of products, from which financial risks arise managed by the Credit and Market Risk departments. Operational (non-financial) risks are managed by the Operational Risk department.

Financial Risks

For financial risks, ING Bank expresses its risk appetite as the tolerance to allow key capital ratios to deviate from their target levels. Therefore, the risk appetite is closely aligned to Capital Management activities and policies.

ING Bank has expressed tolerances for its risk weighted solvency metrics (core tier 1 ratio), for non-risk weighted solvency metrics (leverage ratio) and for more value based metrics (economic capital).

The metrics that are presented in the following sections relate to each of these metrics and present earnings sensitivity, economic and regulatory capital.

Due to the way the risk departments are organised, these metrics are presented at a higher aggregation level than the identified segments in Note 51 ‘Operating Segments’:

•	Retail Banking Benelux contains Retail Netherlands, Retail Belgium (including Retail Luxemburg);

•	Retail Banking Direct & International contains Retail Central Europe, Retail Asia and ING Direct;

•	Commercial Banking corresponds to Commercial Banking (including ING Real Estate); and

•	Bank Corporate Line coincides with the Corporate Line.

Non-Financial Risks

Policy implementation

To ensure robust non-financial risk management, ING Bank monitors the implementation of ING Bank’s Risk Policies and Minimum Standards. Business units have to demonstrate that the appropriate steps have been taken to control their operational, compliance and legal risks. ING Bank applies scorecards to measure the quality of the internal controls within a business unit. Scoring is based on the ability to demonstrate that the required risk management processes are in place and effective within the business units.

Non-financial Risk Dashboard

The Non-Financial Risk Dashboard (NFRD) is a report that is a fixed item on the agenda for the meetings of the MBB and the Risk Committee. NFRD provides management at all organisational levels with information on their key operational, compliance and legal Risks. NFRD is based on their risk tolerance within their business and a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

ING BANK ECONOMIC CAPITAL

Model Disclosure

This model disclosure section explains the methodologies and models used to determine Economic Capital (EC) the disclosed metrics. The risk models for the EC calculations are reviewed on a periodic basis and validated by the internal Model Validation department. The Economic Capital calculation is also used as part of the Basel II Pillar 2 Internal Capital Adequacy Assessment Process (ICAAP) and the Supervisory Review and Evaluation Process (SREP) that is performed regularly by the Dutch Central Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Economic Capital is defined as the amount of capital that a transaction or business unit requires in order to support the economic risks it takes. In general EC is measured as the unexpected loss above the expected loss at a given confidence level. This Economic Capital definition is in line with the net market value (or surplus) definition. The process of EC modelling enables ING Bank to allocate Economic Capital to the business units and support risk-adjusted performance measurement (RAROC). The use of RAROC increases focus on risks versus rewards in the decision making process, and consequently stimulates the use of scarce capital in the most efficient way.

The following fundamental principles and definitions have been established for the model:

•	ING Bank uses a one-sided confidence level of 99.95% - consistent with ING’s target debt rating (AA) - and a one-year time horizon to calculate EC;

•	It is assumed that all currently known measurable sources of risk are included;

•

The best estimate risk assumptions are as objective as possible and based on proper analysis of statistical data. There is one set of best-estimate assumptions for each risk type to be used at ING Bank;

•	The EC calculation is based on fair value principles. Where complete and efficient markets exist, fair value is equal to market value;

•	The EC calculations reflect known embedded options and the influence of client behaviour in banking products;

•	The EC calculations are on a pre-tax basis and do not consider the effect of regulatory accounting and solvency requirements on capital levels; and

•	The framework does not include any franchise value of the business, discretionary management intervention or future business volumes and margins.

Specific measurement by risk type is described in greater detail in the separate risk type sections.

Aggregation model

The main processes executed in ING Bank Economic Capital aggregation model are depicted in the flowchart below. The white boxes show the processes performed by the model while the shaded box indicates inputs from other risk departments.

Correlation factors between risk types used for diversification are based on best estimate assumptions supported by statistical analysis of historical data, ING Bank risk expert judgement, external benchmark studies and common logic. As shown in the flow-chart, the correlation factors are stressed upwards where necessary to account for potential measurement inaccuracy in extreme events due to limited historic data observations. Expert opinion is used for aggregating business and operational risk.

The Economic Capital for ING Bank involves the aggregation of the underlying EC of five risk types, namely credit, transfer, market, operational and business risks. Model disclosures are given in the respective risk sections. These risk types are aggregated to provide a total diversified ING Bank Economic Capital by applying the variance-covariance approach with a 5 x 5 inter-risk correlation matrix.

For allocation of Economic Capital to units and products, diversification factors are calculated for each risk type. These factors are applied consistently throughout ING Bank. The level of diversification benefit is dependent on both the inter-risk correlations as well as the relative size of the undiversified EC exposure for each risk type.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Reporting Framework

For each business unit and product line, the gross Economic Capital for each risk type is delivered. The net Economic Capital figures are calculated by taking the product of the gross EC and one minus the diversification factor. Total Economic Capital is calculated as the sum of the net EC for each risk type at all reporting levels.

ING Bank Economic Capital and Regulatory Capital

Main risk management tools for ING Bank are Economic Capital (EC) and Regulatory Capital (RC). Both of these Capital metrics are used to determine the amount of capital that a transaction or business unit requires to support the economic risks it faces. RC is driven by methodologies prescribed by regulators whereas EC is driven by internally developed models (all of which are approved by the Dutch Central Bank).

Economic capital is a non accounting measure which is inherently subject to dynamic changes and updates as a result of ING Bank’s portfolio mix and general market developments. ING Bank has been and will continue recalibrating the underlying assumptions to its economic capital models, which may have a material impact on the economic capital values going forward.

The tables below provide ING Bank’s Economic Capital and Regulatory Capital by risk type and business line. The EC figures shown reflect all diversification effects within ING Bank, including risk reduction between the risk categories; while for RC no diversification is taken into account. In 2010, Credit Risk Regulatory Capital still included Transfer Risk for an amount of EUR 202 million. Economic Capital is including Transfer Risk both in 2011 and 2010.

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital		Regulatory Capital
	2011	2010	2011	2010
Credit risk	14,365	15,245	22,474	22,452
Market risk	8,262	7,233	1,124	364
Business Risk	2,448	2,435
Operational Risk	1,683	1,619	2,836	2,872

Total banking operations	26,758	26,532	26,434	25,688

Economic Capital (Bank diversified only) by business line combination

	Economic Capital		Regulatory Capital
	2011	2010	2011	2010
Commercial Banking	9,726	10,695	11,615	11,395
Retail Banking Benelux	4,445	4,613	5,552	5,498
Retail Banking Direct & International	9,475	8,881	8,783	8,587
Corporate Line Bank (1)	3,112	2,343	484	208

Total banking operations	26,758	26,532	26,434	25,688

(1)	Corporate Line includes funding activities at ING Bank level, internal transactions between business units and the Corporate Line, and is managed by Capital Management.

Differences between RC and EC are mainly due to:

•

The credit risk EC is lower than RC. Economic Capital (EC) is defined as ING’s own methodology for credit risk. It is the amount of capital that is needed at a minimum to cover for Unexpected Losses within a certain confidence level and a certain time horizon;

•

The market risk Economic Capital is higher than the Regulatory Capital primarily due to the inclusion of the interest rate risk banking books in Economic Capital. The market risk RC includes a stressed VaR charge, while EC does not; the EC figures take the diversification across risk types into account;

•	The EC figures include Business risk, while RC does not ; and

•	A 99.95% confidence level is used for EC, while the confidence level is 99.9% for RC. Correcting for the difference in confidence level will lead to an EC figure that is lower than the RC figure.

Excluding ING Direct USA, the total EC would be EUR 25 billion and the total RC would be EUR 24.2 billion. The above risk metrics and risk appetite framework do not cover liquidity risk: the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities, at reasonable cost and in a timely manner, when they come due. ING Bank has a separate liquidity management framework in place to manage this risk, which is described in the Liquidity Risk section of ING Bank. In 2011 the funding and liquidity risk statements have been updated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ONGOING CHANGES IN THE REGULATORY ENVIRONMENT

After the turmoil in the financial markets over the last couple of years and the need for governments to provide aid to financial institutions, financial institutions have been under more scrutiny from the public, supervisors and regulators. The resulting revised regulations are intended to ensure that a crisis in the financial system can be avoided in the future. To accomplish this, regulations focus primarily at the following issues:

•

More stringently aligning risk taking with the capital position of financial institutions (Basel III proposal). The Basel III proposal narrows the definition of core Tier 1 and Tier 1 capital, and introduces a new definition for a leverage ratio that should become part of Pillar 1 of the Basel framework. The Basel Committee has also issued a proposal for new liquidity requirements.

Apart from the above mentioned proposals, another aim is to reduce ‘pro-cyclicality’, to avoid that banks would be required to increase their capital in difficult financial times when it is most scarce. Lastly, there is a proposal to introduce additional capital requirements for counterparty credit risk. In addition, the Basel Committee and Financial Stability Board (FSB) are currently considering measures that may have the effect of requiring higher loss absorbency capacity, liquidity surcharges, exposure limits and special resolution regimes for “systemically important financial institutions” (SIFIs) and so-called “Global” SIFIs (G-SIFI). The deadlines for implementation of specific item are set for the timeframe 2013 to 2018.

•

Separate from but in line with the Basel III proposal, on a country level local regulators are becoming more stringent on the maximum credit risk bank subsidiaries and branches are allowed to have on their holding companies. In the absence of a supranational harmonisation this leads to so-called trapped pools of liquidity, i.e. excess liquidity in a country that can not merely be transferred (unsecured) to a central treasury in another country.

ING BANK CREDIT RISK

ING Bank Credit Risk Management

Credit risk is the risk of loss from default by debtors (including bond issuers) or trading counterparties. Credit risks are split into five principal risk categories: a) lending (including guarantees and letters of credit); b) investments; c) pre-settlement (derivatives, securities financing and foreign exchange trades); d) money markets and e) settlement. Additionally a sixth category is determined: country risk, which can include or relate to the earlier mentioned other five risk categories.

Governance

Credit Risk Management (CRM) is responsible for the measurement and management of credit risk incurred by all ING Bank entities, including country-related risks. CRM is organised along the business lines of ING Bank. The CRM General Manager is functionally responsible for the global network of credit risk staff, and the heads of the credit risk management functions for the business lines report directly to him.

Credit risk management is supported by dedicated credit risk information systems and internal credit risk measurement methodologies for debtors, issuers and counterparties. CRM creates consistency throughout the credit risk organisation by providing common credit risk policies, methodologies, manuals and tools across the Bank.

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

Credit analysis is risk/reward-oriented in that the level of credit analysis is a function of the risk amount, tenor, structure (e.g. covers received) of the facility, and the risks entered into. For credit risk management purposes, financial obligations are classified into lending, investments, pre-settlement, money market and settlement. Sophisticated RAROC-based tools are used internally to ensure a proper balance of risk and reward within the portfolio and concentration parameters. ING Bank’s credit analysts make use of publicly available information in combination with in-house analysis based on information provided by the customer, peer group comparisons, industry comparisons and other quantitative techniques.

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

Exposures associated with Securitisations (Asset Backed Financing, Commercial/Residential Mortgage Backed Securities and Covered Bonds) are shown separately. These amounts also relate to the amount invested prior to any impairment activity or mark-to-market adjustments. This amount is also considered to be ‘outstandings’.

For the banking operations, ING Bank uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING Bank’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.

Model Disclosure: ING Bank Economic Capital for Credit and Transfer Risk

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

Economic Capital for credit risk and for transfer risk are calculated using internally developed models with a 99.95% confidence level and a time horizon of one year, which represents ING’s desired credit rating. ING Bank uses a series of credit risk models that can be grouped into three principal categories: Probability of Default (PD) models, which measure the standalone creditworthiness of individual debtors; Exposure at Default models (EAD) which estimate the size of the financial obligation at the moment of default in the future; and Loss Given Default Models (LGD), which estimate the recovery value of the underlying collateral or guarantees received (if any) and the unsecured part. Collectively, ING Bank uses over 100 models for credit risk. The various models can be grouped into three categories: statistical, expert and hybrid.

The Economic Capital formula for credit and transfer risks relies on seven different risk drivers. In addition to the PD, EAD, and LGD models mentioned above, the formula also considers the industry and the country of the debtor as well as the remaining term of the respective underlying transactions. Lastly, the formula considers correlation of different asset class types.

The underlying formulas and models that are used for determining Economic Capital for credit and transfer risk are similar to those used for determining the level of regulatory capital that is required under Basel II (Pillar 1). Despite the fact that the same underlying formulas are used, (internal) Economic Capital and regulatory capital are not the same, due to various specific rules imposed by Basel II, such as regulatory caps and floors, and the use of the standardised approach for certain portions of ING Bank’s portfolio. These differences are permitted under the Basel II guidelines.

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

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital		Regulatory Capital
	2011	2010	2011	2010
Credit risk	14,365	15,245	22,473	22,452

Governance of Economic Capital for Credit and Transfer Risk

All PD, EAD and LGD models are approved by the Credit Risk Committee (CRC) after thorough review of documentation by the Model Development Committee (MDC) and Model Validation (MV). In addition, each model is validated on an annual basis by MV. Each model has both a credit risk and a front office co-sponsor. Both the MDC and the CRC have participation from both credit risk officers as well as the front office to ensure maximum acceptance by the organisation.

ING Bank Risk categories for credit risk

Lending risk

Lending risk arises when ING Bank grants a loan to a customer, or issues guarantees on behalf of a customer. This is the most common risk category, and includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured at the notional amount of the financial obligation that the customer has to repay to ING Bank, excluding any accrued and unpaid interest, discount/premium amortisations or impairments.

Investment risk

Investment risk is the credit default and risk rating migration risk that is associated with ING Bank’s investments in bonds, commercial paper, securitisations, and other similar publicly traded securities. Investment risk arises when ING Bank purchases a (synthetic) bond with the intent to hold the bond for a longer period of time (generally through maturity). Bonds that are purchased with the intent to re-sell in a short period of time are considered to be trading risks, which are measured and monitored by the Market Risk Management department. For credit risk purposes, Investment risk is measured at original cost (purchase price) less any prepayments or amortisations and excluding any accrued and unpaid interest or the effects of any impairment.

Money market risk

Money market risk arises when ING Bank places short-term deposits with a counterparty in order to manage excess liquidity, as such, money market deposits tend to be short-term in nature (1-7 days is common). In the event of a counterparty default, ING Bank may lose the deposit placed. Money market risk is therefore measured simply as the notional value of the deposit, excluding any accrued and unpaid interest or the effect of any impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Pre-settlement risk

Pre-settlement risk arises when a counterparty defaults on a transaction before settlement and ING Bank has to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price. The pre-settlement risk (potential or expected risk) is the cost of ING Bank replacing a trade in the market. This credit risk category is associated with dealing room products such as options, swaps, and securities financing transactions. Where there is a mutual exchange of value, the amount of credit risk outstanding is generally based on the replacement value (mark-to-market) plus a potential future volatility concept, using a 3-7 year historical time horizon and a 97.5% (1.96 standard deviations) confidence level.

Settlement risk

Settlement risk arises when there is an exchange of value (funds, instruments or commodities) for the same or different value dates and receipt is not verified or expected until ING Bank has paid or delivered its side of the trade. The risk is that ING Bank delivers, but does not receive delivery from the counterparty. Settlement risk can most commonly be contained and reduced by entering into transactions with delivery-versus-payment (DVP) settlement methods, as is common with most clearing houses, or settlement netting agreements.

For those transactions where DVP settlement is not possible, ING Bank establishes settlement limits through the credit approval process. Settlement risk is then monitored and managed by the credit risk management units. Risk is further mitigated by operational procedures requiring trade confirmations to counterparties with all transaction details, and by entering into internationally accepted documentation, such as International Swaps and Derivatives Association (ISDA) Master Agreements for derivative transactions. Additionally, ING Bank regularly participates in projects with other financial institutions to improve and develop new clearing systems and clearing mechanisms to further reduce the level of settlement risk. Due to the very short-term nature of settlement exposure (daily or intra-day), settlement risks do not attract economic or regulatory capital and are excluded from risk reporting disclosures.

Country risk

Country risk is the risk specifically attributable to events in a specific country (or group of countries). It can occur within each of the five above described risk categories. All transactions and trading positions generated by ING Bank include country risk which is further divided into economic and transfer risk. Economic risk is the concentration risk relating to any event in the risk country which may affect transactions and any other exposure in that country, regardless of the currency. Transfer risk is the risk incurred through the inability of ING Bank or its counterparties to meet their respective foreign currency obligations due to a specific country event.

In countries where ING Bank is active, the relevant country’s risk profile is regularly evaluated, resulting in a country rating. Country limits are based on this rating and ING Bank’s risk appetite. Exposures derived from lending, investment pre-settlement and money market activities are then measured and reported against these country limits on a daily basis. Country risk limits are assigned for transfer risk mainly for emerging markets.

Credit Risk Mitigation

As with all financial institutions and banks in particular, ING Bank is in the business of taking credit risks in an informed and measured fashion. As such, the creditworthiness of our customers, trading partners and investments is continually evaluated for their ability to meet their financial obligations to ING Bank. ING Bank uses different credit risk mitigation techniques, of which entering into Master Agreements, Collateral Agreements and CDS contracts are the main techniques used.

Compensation and master agreements

ING Bank uses various market pricing and measurement techniques to determine the amount of credit risk on pre-settlement activities. These techniques estimate ING Bank’s potential future exposure on individual and portfolios of trades. Master agreements and collateral agreements are frequently entered into to reduce these credit risks.

ING Bank matches trades with similar characteristics to determine their eligibility for offsetting. This offsetting effect is called ‘compensation’. Subsequently, ING Bank reduces the amount by any legal netting that may be permitted under various types of Master Agreements, such as ISDAs, GMRAs, GMSLAs, etc. Lastly, the amount is further reduced by any collateral that is held by ING Bank under CSAs or other similar agreements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Collateral policies

During the assessment process of creating new loans, trading limits, or making investments, as well as reviewing existing loans trading positions and investments, ING Bank determines the amount and type of collateral, if any, that a customer may be required to pledge to ING Bank. Generally, the lower the perceived creditworthiness of a borrower or financial counterparty, the more collateral the customer or counterparty will have to provide. Within counterparty trading activities, ING Bank actively enters into various legal arrangements whereby ING Bank and/or counterparties may have to post collateral to one another to cover market fluctuations of their relative positions. Laws in various jurisdictions also affect the type and amount of collateral that ING Bank can receive or pledge. The type of collateral which is held as security is determined by the structure of the loan or position. Consequently, since ING Bank’s portfolio is diversified, the profile of collateral it receives is also diversified in nature and does not reflect any particular collateral type more than others.

As part of its securities financing business, ING Bank entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING Bank held as collateral under these types of agreements was EUR 74.0 billion at December 31, 2011 and EUR 92.0 billion at December 31, 2010. The decrease is commensurate with the overall decrease in open securities financing trades at year end 2011 compared to year end 2010. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING Bank). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or repledged in other (similar) transactions. ING Bank is obliged to return equivalent securities in such cases.

Repossession policy

It is ING Bank’s general policy not to take possession of assets of defaulted debtors. Rather, ING Bank attempts to sell the assets from within the legal entity that has pledged these assets to ING Bank, in accordance with the respective collateral or pledge agreements signed with the obligors. In those cases where ING Bank does take possession of the collateral, ING Bank generally attempts to sell the assets as quickly as possible to prospective buyers. Based on internal assessments to determine the highest and quickest return for ING Bank, the sale of repossessed assets could be the sale of the obligor’s business as a whole (or at least all of its assets), or the assets could be sold piecemeal. With regard to the various mortgage portfolios, ING Bank often has to take possession of the underlying collateral but also tries to reduce the amount of time until resale.

ING Bank Credit Risk Profile

ING Bank’s credit exposure is mainly related to traditional lending to individuals and businesses followed by investments in bonds and other securitised assets. Loans to individuals are mainly mortgage loans secured by residential property. Loans (including guarantees issued) to businesses are often collateralised, but can be unsecured based on internal analysis of the borrowers’ creditworthiness. Bonds in the investment portfolio are generally unsecured. Securitised assets such as Mortgage Backed Securities and Asset Backed Securities are secured by the pro rata portion of the underlying diversified pool of assets (commercial or residential mortgages, car loans and/or other assets) held by the security’s issuer. The last major credit risk source involves pre-settlement exposures which arise from trading activities, including derivatives, repurchase transactions and securities lending/borrowing and foreign exchange transactions.

Credit quality: ING Bank portfolio, outstandings

	2011	2010
Neither past due nor impaired	849,283	822,445
Past due but not impaired (1-90 days) (1)	6,649	5,638
Impaired (2)	13,382	13,779

Total	869,314	841,862

(1)	Based on lending (consumer loans and residential mortgages only).
(2)	Based on credit risk measurement contained in lending and investment activities.

Risk classes

Risk classes are defined based upon the quality of the exposures in terms of creditworthiness, varying from investment grade to problem grade expressed in S&P equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk classes ING Bank portfolio, as % of total outstandings (1)

		Commercial Banking		Retail Banking Benelux		Retail Banking Direct & International (2)		Total ING Bank
		2011	2010	2011	2010	2011	2010	2011	2010
1	(AAA)	3.0%	3.0%	0.0%	0.0%	9.6%	14.4%	4.5%	6.3%
2-4	(AA)	19.4%	14.3%	4.2%	4.0%	16.0%	12.1%	13.8%	10.6%
5-7	(A)	20.2%	24.0%	5.1%	5.3%	17.8%	18.8%	15.0%	16.8%
8-10	(BBB)	23.7%	22.9%	42.8%	42.0%	29.3%	28.9%	31.3%	30.4%
11-13	(BB)	21.9%	22.8%	37.3%	37.7%	15.9%	15.5%	24.1%	24.4%
14-16	(B)	8.1%	8.8%	5.4%	6.2%	8.0%	7.2%	7.3%	7.5%
17-22	(CCC & Problem Grade)	3.7%	4.2%	5.2%	4.8%	3.4%	3.1%	4.0%	4.0%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.

The ratings reflect probabilities of default and do not take collateral into consideration.

(2)

Covered bonds are presented on the basis of the external credit rating of the issuer in question. Covered bond issues generally possess a better external credit rating than the issuer standalone, given structural features of such covered bonds.

Within the Lending portfolio, there was an upward shift from the highest end investment grade in 2011 as a result of increased outstandings to local German governments. In the Investment portfolio we saw a reversed trend, from AAA to AA, mainly the result of downgraded exposures linked to sovereigns and also driven by the US dollar appreciation. The investment grade counterparty risks (pre-settlement) did not materially change. Related to these counterparties risks are increasing applications of collateral and netting agreements with these counterparties. Where such agreements are in place the credit risks are lowered due to the benefit of collateral and netting agreements. The increase in the AA bucket for Money Market is directly related to deposits given to central banks.

Risk classes ING Bank portfolio per credit risk type, as % of total outstandings (1)

		Lending		Investment		Money Market		Pre-settlement		Total ING Bank
		2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
1	(AAA)	1.6%	0.8%	18.9%	30.8%	1.4%	1.2%	2.9%	3.5%	4.5%	6.3%
2-4	(AA)	5.2%	6.0%	38.3%	25.0%	71.6%	22.0%	17.0%	18.2%	13.8%	10.6%
5-7	(A)	9.4%	9.5%	23.9%	27.1%	19.3%	62.3%	50.9%	50.8%	15.0%	16.8%
8-10	(BBB)	37.8%	36.9%	13.3%	12.5%	2.7%	6.8%	18.5%	17.2%	31.3%	30.4%
11-13	(BB)	31.5%	32.0%	2.2%	2.0%	4.9%	7.4%	8.2%	7.3%	24.1%	24.4%
14-16	(B)	9.7%	9.9%	0.4%	0.6%	0.1%	0.1%	1.7%	1.8%	7.3%	7.5%
17-22	(CCC & Problem Grade)	4.8%	4.9%	3.0%	2.0%	0.0%	0.2%	0.8%	1.2%	4.0%	4.0%

		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.

The ratings reflect probabilities of default and do not take collateral into consideration.

Risk concentration

As part of the focus on core clients, ING Bank further reduced its relative exposure to governments and the financial sector while growing the private individual and corporate portfolios. The industry Central Banks was above the threshold of 2.0% in 2011, as a result of the deposits given to various central banks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk concentration: ING Bank portfolio, by economic sector (1)(2)

	Commercial Banking		Retail Banking Benelux		Retail Banking Direct & International		Total ING Bank
	2011	2010	2011	2010	2011	2010	2011	2010
Private Individuals	0.0%	0.1%	75.3%	74.8%	55.1%	51.6%	41.3%	40.0%
Commercial Banks	16.2%	17.9%	0.2%	0.3%	11.1%	13.2%	9.8%	11.2%
Non-Bank Financial Institutions	10.7%	13.3%	1.1%	1.2%	14.5%	16.8%	9.4%	11.1%
Central Governments	10.7%	11.7%	0.9%	1.0%	6.6%	8.0%	6.5%	7.3%
Real Estate	13.0%	13.6%	4.5%	4.5%	0.9%	0.9%	6.2%	6.4%
Central Banks	9.6%	4.0%	0.1%	0.1%	3.3%	1.2%	4.6%	1.8%
Natural Resources	10.9%	10.3%	0.4%	0.4%	0.4%	0.4%	4.1%	3.9%
Transportation & Logistics	5.9%	5.7%	1.3%	1.4%	0.2%	0.2%	2.5%	2.5%
Services	3.3%	3.3%	3.3%	3.3%	0.3%	0.3%	2.2%	2.2%
Lower Public Administration	0.4%	0.5%	1.4%	1.3%	4.4%	4.3%	2.1%	2.1%
Other	19.3%	19.6%	11.5%	11.7%	3.2%	3.1%	11.3%	11.5%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Based on the total amount of credit risk in the respective column using ING Bank’s internal credit risk measurement methodologies.
(2)	Economic sectors below 2% are not shown separately but grouped in Other.

ING Bank Lending portfolio

The largest relative geographic area of growth was Belgium, especially in the residential mortgage portfolio. The Americas was the second region in terms of growth which corresponds with the region’s economic recovery in 2011. Exchange rate effects had further impact on the regional division.

In line with ING Bank’s de-risking strategy, the portfolio developments in most countries mirrored the developments in the portfolio as a whole. The depreciated Euro versus the Australian, Canadian and the US dollar had an upward effect of the exposure to the Americas and Asia/Pacific and therewith also to the Retail Banking Direct and International and Commercial Banking portfolios. Excluding ING Direct USA, Retail Banking Direct and International showed a marginal increase, mainly as the result of currency effects.

Largest economic exposures: ING Bank lending portfolio, by geographic area (1)

	Commercial Banking		Retail Banking Benelux		Retail Banking Direct & International		Total ING Bank
	2011	2010	2011	2010	2011	2010	2011	2010
Netherlands	21.3%	20.7%	73.8%	74.8%	3.5%	4.8%	30.7%	31.2%
Belgium	8.0%	7.7%	24.3%	23.2%	0.3%	0.2%	10.2%	9.6%
Rest of Europe	44.1%	45.2%	1.2%	1.3%	53.3%	53.3%	34.4%	35.0%
Americas	14.9%	14.8%	0.2%	0.2%	27.6%	26.4%	15.1%	14.6%
Asia/Pacific	11.2%	11.2%	0.1%	0.1%	15.3%	15.3%	9.3%	9.4%
Rest of World	0.5%	0.4%	0.4%	0.4%	0.0%	0.0%	0.3%	0.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Geographic areas are based on the country of residence of the obligor.

Credit Covers

At ING Bank, cover is a term which is defined as any security, lien, mortgage, or collateral interest in an asset or guarantee, indemnification or undertaking received (either by contract and/or by law) that is intended to reduce the losses incurred subsequent to an event of default on an obligation (usually financial in nature) a customer may have towards ING Bank. Within ING Bank, covers are subdivided into two distinct groups, called collateral and promises. Reference is made to credit risk management classification as included in the accounting policies for the consolidated annual accounts for a reconciliation between credit risk outstandings categories and financial assets.

Collateral

Collateral is a security interest in assets. If the customer defaults on its promised performance, the asset is given as collateral or security for that obligation is liquidated, such that the proceeds can be applied towards full or partial compensation of the pledgor’s (financial) obligation to ING Bank. Assets have monetary value and are generally owned by the person or organisation, which gives them as collateral to ING Bank. An asset may be tangible, like plant & machinery, buildings, bonds, receivables etc. or intangible like patents, copyrights and trademarks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In the table below the residential mortgage portfolio and the mortgage collateral amount are shown. Please note that the figures shown are based on credit collateral amounts, meaning the market values of these properties after haircuts.

Promises

Promises are defined as a legally binding declaration by persons or organisations that give ING Bank the right to expect and claim from those persons or organisations if ING Bank’s customer fails on its obligations to ING Bank. Common examples are guarantees received and letters of credit.

The following tables show the credit risk outstandings and cover values per line of business: Retail Banking (comprising both Benelux, Direct & International) and Commercial Banking. Outstandings for Retail Banking are reported for the most relevant retail product being Residential Mortgages while the remaining outstandings are classified as Other Lending.

Outstandings for Commercial Banking are reported for the most relevant categories being Financial Institutions, Corporates and Governments, while the remaining outstandings are classified as Other. Credit risk outstandings are inclusive of both on balance and off balance sheet outstandings, and of all risk categories.

For each product or category, the cover amounts are then reported for the most relevant collateral categories being Mortgages and Cash, and for the most relevant Promises category being Guarantees. The remaining collaterals and promises are included in the category Other.

Performing Assets – Cover values***** including guarantees received**

		December 31, 2011
	Outstandings*	Mortgages***	Cash	Guarantees**	Other	Total Credit Covers ****
Retail
Residential Mortgages	336,876	538,692				538,692
Other Lending	13,529	3,104				3,104

Total Retail	350,405	541,796				541,796

Commercial
Financial Institutions	162,590	3,421	1,331	9,982	3,281	18,015
Corporates	225,848	73,916	4,819	21,642	54,161	154,538
Governments	75,762	89	12	3,365	1,373	4,839
Other	41,327	4,274	61	63	242	4,640

Total Commercial	505,527	81,700	6,223	35,052	59,057	182,032

Total	855,932	623,496	6,223	35,052	59,057	723,828

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Performing Assets – Cover values***** including guarantees received**

		December 31, 2010
	Outstandings*	Mortgages***	Cash	Guarantees**	Other	Total Credit Covers ****
Retail
Residential Mortgages	315,226	523,195				523,195
Other Lending	12,439	2,787				2,787

Total Retail	327,665	525,982				525,982

Commercial
Financial Institutions	157,834	4,199	1,119	8,174	3,962	17,454
Corporates	218,554	67,796	4,106	26,490	45,094	143,486
Governments	80,087	62	2	3,401	1,571	5,036
Other	43,943	3,310	65	102	497	3,974

Total Commercial	500,418	75,367	5,292	38,167	51,124	169,950

Total	828,083	601,349	5,292	38,167	51,124	695,932

*	Excluding intercompany positions
**	Guarantees received can be additional to pledges and not necessarily replace covers
***	The used valuations methods for the underlying covers may vary per cover
****

Credit covers are the sum of all existing covers. Excess cover amounts on specific loans cannot be put in place for loans without covers. Therefore, the figures shown in the table should not be used for netting calculation purposes

The cover tables show a break down of ING Bank’s retail and commercial portfolios. The Residential Mortgages portfolio relates to private individuals. The growth in this portfolio was mainly driven by United Kingdom, Germany and Belgium. The Financial Institutions portfolio is comprised of commercial banks, central banks and non-bank financial institutions. The increase in this portfolio was mainly driven by The Netherlands. Corporates range from large enterprises to small and medium sized companies. Governments consist of all governmental layers, from local to national.

Loan-to-Value (LTV)

The LTV ratio relates the total loan amount to the market value of the collateral. The market value is the registered value as adopted from the valuation report of a qualified appraiser or valuer. ING Bank has a team of specialists for the valuation of real estate, which is supplemented with external and desk top valuation. In some countries residential mortgages are covered by governmental or commercial insurers. For example the Nationale Hypotheek Garantie (NHG) in The Netherlands, which guarantees the repayment of a loan in case of a forced property sale. The LTV in The Netherlands is relatively high, but is partially compensated by the NHG guaranteed portfolio and other secondary covers, such as life insurance policies, savings and investment products. The average LTV in the Netherlands is 81% (2010: 80%).

When available, indexation is applied to revaluate the collateral to the present value. In the LTV calculation the following property covers are included: residential and industrial/commercial properties, land and applicable other fixed assets. All other covers are excluded. The ING Bank’s total residential mortgage portfolio amounts to EUR 341 billion, making up 39% of the ING Bank’s total credit risk outstandings. The average Loan to Value (LTV) of the total residential mortgage portfolio amounts to 75% (2010: 74%).

Problem loans

Past-due obligations

ING Bank continually measures its portfolio in terms of payment arrears. Particularly the retail portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 5-7 days after an obligation becomes past due are considered to be operational in nature for retail loans and small businesses portfolios. After this period, letters are sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrear still exists after 90 days, the obligation is transferred to one of the ‘problem loan’ units. In order to reduce the number of arrears, ING banking units encourage their obligors to set up automatic debits from their (current) accounts to ensure timely payments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Aging analysis (past due but not impaired): ING Bank portfolio, outstandings (1)(2)

	2011	2010
Past due for 1-30 days	5,455	4,565
Past due for 31-60 days	1,111	973
Past due for 61-90 days	83	100

Total	6,649	5,638

(1)	Based on lending (consumer loans and residential mortgages only).
(2)	The amount of past due but not impaired financial assets in respect of non-lending activities was not material.

Impaired loans and provisions

The credit portfolio is under constant review. Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as impaired. For the wholesale lending portfolios and securities obligations, there are generally reasons for declaring a loan impaired prior to being 90 days past due. These include, but are not limited to, ING Bank’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the impaired category. ING Bank identifies as impaired loans those loans for which it is probable, based on current information and events that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements.

A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed by the ING Provisioning Committee (IPC) Bank, which advises the MBB on specific provisioning levels.

The table below represents the economic sector breakdown of credit risk outstandings (including impaired amounts) for loans and positions that have been classified as problem loans and for which provisions have been made.

Impaired Loans: ING Bank portfolio, outstandings by economic sector(1)

	2011	2010
Private Individuals	4,790	4,838
Real Estate	2,671	2,777
General Industries	819	858
Transportation & Logistics	797	818
Food, Beverages & Personal Care	784	837
Builders & Contractors	774	792
Services	718	582
Non-Bank Financial Institutions	368	527
Other	1,661	1,750

Total	13,382	13,779

(1)	Economic sectors below EUR 500 million in both years are not shown separately but grouped in Other.

ING Bank holds specific and collective provisions of EUR 3,040 million and EUR 1,133 million, respectively (2010: EUR 2,697 million and EUR 1,404 million respectively), representing the difference between the amortised cost of the portfolio and the estimated recoverable amount discounted at the effective rate of interest. In addition, there is EUR 777 million (2010: EUR 1,094 million) in provisions against the performing portfolio. The 2010 figures are including ING Direct USA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Provisions: ING Bank portfolio(1)

	Commercial Banking		Retail Banking Benelux		Retail Banking Direct & International		Total ING Bank
	2011	2010	2011	2010	2011	2010	2011	2010
Opening balance	1,855	1,628	1,641	1,290	1,699	1,481	5,195	4,399
Changes in the composition of the group	(3)						(3)
Write-offs	(373)	(337)	(494)	(454)	(437)	(375)	(1,304)	(1,166)
Recoveries	66	36	37	58	9	11	112	105
Increase/(decrease) in loan loss provision	479	497	603	721	588	533	1,670	1,751
Exchange differences	15	65		8	(98)	82	(83)	155
Other changes		(34)	(36)	18	(601)	(33)	(637)	(49)

Closing balance	2,039	1,855	1,751	1,641	1,160	1,699	4,950	5,195

(1)	The 2011 figures are excluding ING Direct USA.

The risk costs development in the first half of 2011 was relatively favourable, however, since mid 2011, the economic climate deteriorated. On balance, risk costs for the full year 2011 were in line with 2010 risk costs levels.

Credit Covers Problem Assets

The table hereunder shows the cover values per credit risk category classified based on Retail and Commercial Banking products. In the ING Bank master scale which ranges from 1 being the best rating to 22 being the worst rating, Problem Assets are the Assets with ratings in the range 18-22. All other are called Performing Assets and are shown in the tables above.

Problem Assets – Cover values***** including guarantees received**

		December 31, 2011
	Outstandings*	Mortgages***	Cash	Guarantees**	Other	Total Credit Covers ****
Retail
Residential Mortgages	4,070	4,987				4,987
Other Lending	569	145				145

Total Retail	4,639	5,132				5,132

Commercial
Financial Institutions	457	63	1	51	22	137
Corporates	8,090	2,913	335	242	1,063	4,553
Governments	9
Other	187	105		1	2	108

Total Commercial	8,743	3,081	336	294	1,087	4,798

Total	13,382	8,213	336	294	1,087	9,930

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Problem Assets – Cover values***** including guarantees received**

		December 31, 2010
	Outstandings*	Mortgages***	Cash	Guarantees**	Other	Total Credit Covers ****
Retail
Residential Mortgages	4,026	4,975				4,975
Other Lending	671	154				154

Total Retail	4,697	5,129				5,129

Commercial
Financial Institutions	366	4		56	23	83
Corporates	8,542	2,761	23	343	882	4,009
Governments	1
Other	173	59		2	5	66

Total Commercial	9,082	2,824	23	401	910	4,158

Total	13,779	7,953	23	401	910	9,287

*	Excluding intercompany positions
**	Guarantees received can be additional to pledges and not necessarily replace collaterals
***	The used valuations methods for the underlying collaterals may vary per collateral
****

Credit covers are the sum of all existing covers. Excess cover amounts on specific loans cannot be put in place for loans without covers. Therefore, the figures shown in the table should not be used for netting calculation purposes

ING BANK MARKET RISK

ING Bank Market Risk Management

Market risk is the risk that movements in market variables, such as interest rates, equity prices, foreign exchange rates, credit spreads and real estate prices, negatively impact the bank’s earnings, market value or liquidity position. Market risk either arises through positions in trading books or through the banking book positions. The trading positions are held for the purpose of benefiting from short-term price movements, while the banking book positions are intended to be held in the long term (or until maturity) or for the purpose of hedging other banking book positions.

Governance

Within ING Bank, market risk (including liquidity risk) falls under the supervision of the ALCO function with ALCO Bank as the highest approval authority. ALCO Bank determines the overall risk appetite for market risk. The ALCO function is regionally organised with the exception of ING Direct, which has a separate ALCO. The business lines Retail Banking and Commercial Banking are represented within the respective regional and local ALCO’s. The ALCO structure within ING Bank facilitates top-down risk management, limit setting and the monitoring and control of market risk. This ensures a correct implementation of the ING Bank risk appetite.

The Market Risk Management department (MRM) is the designated independent department that is responsible for the design and execution of the bank’s market risk management functions in support of the ALCO function. The MRM structure recognises that risk taking and risk management to a large extent occurs at the regional/local level. Bottom-up reporting allows each management level to fully assess the market risk relevant at the respective levels.

MRM is responsible for determining adequate policies and procedures for managing market risk and for monitoring the compliance with these guidelines. An important element of the market risk management function is the assessment of market risk in new products and businesses. Furthermore MRM maintains an adequate limit framework in line with ING Bank’s risk appetite. The businesses are responsible for adhering to the limits that ultimately are approved by ALCO Bank. Limit breaches are reported to senior management on a timely basis and the business is required to take the appropriate actions to reduce the risk position.

Model Disclosure: ING Bank Economic Capital for Market Risk

Economic Capital for market risk is the Economic Capital necessary to withstand unexpected value movements due to changes in market variables. Economic Capital for market risk is calculated for exposures both in trading portfolios and non-trading portfolios and includes real estate risk, foreign exchange rate risk, equity price risk, interest rate risk and model risks. Economic capital for market risk is calculated using internally developed methodologies with a 99.95% confidence interval and a horizon of one year, which represents extreme events and ING’s target rating.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the trading and most of the non-trading portfolios (including equity investments), the actual VaR (measured at a 99% confidence interval, a one day holding period and under the assumption of an expected value of zero) is taken as a starting point for the Economic Capital calculations for market risk. To arrive at the Economic Capital for market risk, a simulation based model is used which includes scaling to the required confidence interval and holding period. In determining this scaling factor, several other factors are also taken into account like the occurrence of large market movements (events) and management interventions.

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

Real estate price risk includes the market risks in both the investment portfolio and the development portfolio of ING Real Estate. The real estate price risk for the investment portfolio is calculated by stressing the underlying market variables. The stress scenarios at a portfolio level take into account all diversification effects across regions and real estate sectors. Also, the leverage of participations in the real estate investment funds is taken into account. For the Real Estate development process, in addition to market sale price risk, the risk drivers of market rent, investor yield and construction delays are taken into account. Furthermore the risk model differs for each development phase (i.e., research, development, and construction) to appropriately reflect the risk taken in each phase. Using correlations, all risk drivers, and stages are used to calculate a possible market value loss representing the Economic Capital for market risk for the development portfolio.

While aggregating the different Economic Capital market risk figures for the different portfolios, diversification benefits (based on stressed correlations) are taken into account as it is not expected that all extreme market movements will appear at the same moment.

The nature of market risk Economic Capital, evaluating the impact of extreme stress with a 99.95% confidence level, can sometimes be difficult to evidence in a statistical sound manner with the available historical data. The Economic Capital figures disclosed by ING Bank are a best effort estimate based on available data and expert opinions.

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital (1)		Regulatory Capital
	2011	2010	2011	2010
Market risk	8,262	7,233	1,124	364

(1)	this includes model risk

The market risk Economic Capital is higher than the Regulatory Capital primarily due to the inclusion of the interest rate risk banking books in Economic Capital. The market risk Regulatory Capital includes a stressed VaR charge, while Economic Capital does not. The main drivers for the increase in market risk Economic Capital are methodology updates. The increase in market risk Regulatory Capital is due to the new market risk framework Basel 2.5 containing an additional capital charge for Stressed VaR and Incremental Risk.

ING Bank Market Risk in Trading Books

Governance

Within the trading portfolios, positions are maintained in the professional financial markets for the purpose of benefiting from short term price movements. Market risk arises in the trading portfolios through the exposure to various market risk factors, including interest rates, equity prices, foreign exchange rates and credit spreads.

The Financial Markets Risk Committee (FMRC) is the market risk committee that, within the risk appetite set by ALCO Bank, sets market risk limits both on an aggregated level and on a desk level, and approves new products. MRM advises both the FMRC and ALCO Bank on the market risk appetite of trading activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

With respect to the trading portfolios, MRM focuses on the management of market risks of Commercial Banking (mainly Financial Markets) as this is the only business line where trading activities take place. Trading activities include facilitation of client business, market making and proprietary position taking in cash and derivatives markets. MRM is responsible for the development and implementation of trading risk policies and risk measurement methodologies, the reporting and monitoring of risk exposures against approved trading limits and the validation of pricing models. MRM also reviews trading mandates and limits, and performs the gatekeeper role in the product review process. The management of trading market risk is performed at various organisational levels, from MRM overall down to specific business areas and trading offices.

Model Disclosure

Value at Risk

MRM uses the historical simulation Value at Risk (VaR) methodology as its primary risk measure. The VaR for market risk quantifies, with a one-sided confidence level of 99%, the maximum overnight loss that could occur due to changes in risk factors (e.g. interest rates, equity prices, foreign exchange rates, credit spreads, implied volatilities) if positions remain unchanged for a time period of one day. Next to general market movements in these risk factors, VaR also takes into account market data movements for specific moves in e.g. the underlying issuer of securities. The impact of historical market movements on today’s portfolio is estimated, based on equally weighted observed market movements of the previous year. ING Bank uses VaR with a 1-day horizon for internal risk measurement, control and back testing, and VaR with a 10-day horizon for determining regulatory capital.

Limitations

VaR as a risk measure has some limitations. VaR uses historical data to forecast future price behaviour. Future price behaviour could differ substantially from past behaviour. Moreover, the use of a one-day holding period (or ten days for regulatory capital calculations) assumes that all positions in the portfolio can be liquidated or hedged in one day. In periods of illiquidity or market events, this assumption may not hold true. Also, the use of 99% confidence level means that VaR does not take into account any losses that occur beyond this confidence level. Parts of these limitations are mitigated by the Basel 2.5 regulation (Stressed VaR and Incremental Risk Charges).

Back testing

Back testing is a technique for the ongoing monitoring of the plausibility of the VaR model in use. Although VaR models estimate potential future results, estimates are based on historical market data. In a back test, the actual daily result is compared with the 1-day VaR. In addition to using actual results for back testing, ING Bank also uses hypothetical results, which measure results excluding the effect of intraday trading, fees and commissions. When the actual or hypothetical loss exceeds the VaR an ‘outlier’ occurs. Based on ING Bank’s one-sided confidence level of 99% an outlier is expected once in every 100 business days. In 2011, like in 2010, there was no occurrence where a daily trading loss exceeded the daily consolidated VaR of ING Commercial Banking. ING Bank reports the results of this back testing to DNB on a quarterly basis.

Stress testing

Stress tests are used for the monitoring of market risks under extreme market conditions. Since VaR in general does not produce an estimate of the potential losses that can occur as a result of extreme market movements, ING Bank uses structured stress tests for monitoring the market risk under these extreme conditions. Stress scenarios are based on historical as well as hypothetical extreme events. The result of the stress testing is an event risk number, which is an estimate of the profit and loss account effect caused by a potential event and its world-wide impact for ING Commercial Banking. The event risk number for the ING Commercial Banking trading activity is generated on a weekly basis. Like VaR, event risk is limited by ALCO Bank. ING Bank’s event risk policy basically consists of defined stress parameters per country and per market (fixed income, equity, foreign exchange, credit and related derivative markets). The scenarios and stress parameters are evaluated against extreme actual market movements. If and when necessary, ING Bank evaluates specific stress scenarios, as an addition to its structural stress tests. These specific scenarios relate to current concerns, like political instability in certain regions, terrorist attacks or extreme movements, e.g. in credit spreads. Furthermore, ING participates in bank-wide stress testing as well as in ad hoc stress testing exercises as requested by the DNB or EBA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Other trading controls

VaR and event risk limits are the most important limits to control the trading portfolios. Furthermore, ING Bank uses a variety of other limits to supplement VaR and event risk. Position and sensitivity limits are used to prevent large concentrations in specific issuers, sectors or countries. In addition to this, other risk limits are set with respect to the activities in complex derivatives trading. The market risk of these products is controlled by product specific limits and constraints.

Basel 2.5 / CRD 3

The Basel Committee has proposed to supplement the current VaR regulatory capital framework for trading exposures with Incremental Risk Charge and Stressed VaR to cover for the shortcomings of the existing regulatory risk framework. The Basel requirements on the Incremental Risk Charge and stressed VaR have come into force in European legislation (CRD 3) as of December 31, 2011 and are included in the regulatory capital as of Q4 2011.

Stressed VaR

The Stressed VaR (SVaR) is intended to replicate a VaR calculation that would be generated on the bank’s current portfolio with inputs calibrated to the historical data from a continuous 12-month period of significant financial stress relevant to the bank’s portfolio. To calculate SVaR, ING Bank uses the same model that is used for VaR (historical simulation). The historical data period used includes the height of the credit crisis around the fall of Lehman brothers, and is reviewed regularly.

Incremental Risk Charge

With the Incremental Risk Charge (IRC) ING Bank calculates an estimate of default and migration risk for unsecuritised credit products in the trading book over a one-year capital horizon at a 99.9% confidence level. For the calculation of IRC ING Bank performs a Monte Carlo simulation based on a Gaussian copula model. For all issuers the rating is simulated over the different liquidity horizons (time required to liquidate the position or hedge all material risks) within one year. The financial impact is then determined based on the migration to default (based on LGD), or migration to a different rating category (based on credit spread changes).

The liquidity horizon has been set to the regulatory minimum of three months for all positions in scope. Given the types of products in ING Bank’s trading portfolio ING considers this horizon to be conservative. We have demonstrated that ING Bank could still actively trade its positions that are significant for IRC under stressed market circumstances, allowing ING Bank to fully redeem its positions within three months.

Risk Profile

The following chart shows the development of the overnight VaR under a 99% confidence interval and a 1-day horizon. The overnight VaR is presented for the ING Commercial Banking trading portfolio for 2010 and 2011. Several banking books are internally governed by the trading risk process and are therefore excluded from the non-trading risk table and included in the below trading risk graph and table.

During 2011 the overnight VaR for the ING Commercial Banking trading portfolio ranged from EUR 12 million to EUR 29 million.

More details on the VaR of the ING Commercial Banking trading portfolio for 2011 and 2010 are provided in the table below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Consolidated VaR trading books: ING Commercial Bank

	Minimum		Maximum		Average		Year end
	2011	2010	2011	2010	2011	2010	2011	2010
Interest rate (1)	9	18	21	29	15	22	12	20
Equity	1	1	18	9	7	4	7	3
Foreign exchange	1	1	4	9	2	2	2	4
Credit spread (1)	6	n/a	8	n/a	7	n/a	6	n/a
Diversification (2)					(12)	(6)	(12)	(8)

Total VaR	12	17	29	30	19	22	15	19

(1)

Credit spreads are introduced as a separate risk category as of Q4 2011. Minimum, maximum and average values for the risk category Credit spread are calculated on Q4 only. The 2010 credit spreads are consolidated in the interest rate risk category.

(2)

The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

The VaR figures in the table above relate to all books under trading governance. In general, the level of the trading VaR was lower in the first half of 2011, continuing the decreasing trend of 2010. Halfway the year, VaR levels increased due to increased market volatility. The equity VaR increased due to the integration of implied correlation and dividend risk, new risk measures added to the VaR framework. The average consolidated VaR over 2011 was lower than over 2010 (average VaR 2011: EUR 19 million and average VaR 2010: EUR 22 million).

The risk figures in the table below only relate to the CAD2 trading books for which the internal model approach is applied.

Risk measures for Internal Model Approach Portfolios

	2011			Year end
	Minimum	Maximum	Average	2011	2010
Interest rate VaR (1)	8	22	14	11	18
Equity VaR	1	18	7	7	3
Foreign exchange VaR	1	4	2	2	4
Credit Spread VaR (1)	6	8	7	6	n/a
Diversification effect (2)			(12)	(11)	(8)

Total VaR Internal Model Approach (1-day, 99%)	11	28	18	15	17

Stressed VaR (10-day, 99%)(3)	104	182	139	117	n/a
Incremental Risk Charge (1-year, 99.9%)(3)	363	545	445	368	n/a

(1)

Credit spreads are introduced as a separate risk category as of Q4 2011. Minimum, maximum and average values for the risk category Credit spread are calculated on Q4 only. The 2010 credit spreads are consolidated in the interest rate risk category.

(2)

The total VaR for the columns Minimum and Maximum can not be calculated by taking the sum of the individual components since the observations for both the individual markets as well as total VaR may occur on different dates.

(3)	Stressed VaR and Incremental Risk Charge figures are based on Q4 2011

Regulatory Capital

According to the Dutch regulation, regulatory capital for trading portfolios can be calculated using the standardised approach or an internal model approach. ING Bank received approval from the DNB to use an internal Value-at-Risk (VAR) model to determine the regulatory capital for the market risk in most trading books of ING Bank. Market risk capital of CAD2 trading books is calculated according to the internal VaR model, where diversification is taken into account. On the other hand, market risk capital of CAD1 books is calculated using standardised fixed risk weights. In 2011, capital on all trading books is performed under the Internal Model Approach. Mismatches in FX risk from the banking books are incorporated under the Standardised Approach. Market risk regulatory capital is calculated under the new market risk framework Basel 2.5 containing a capital charge for Stressed VaR and Incremental Risk, as approved by DNB.

Regulatory Capital

	2011			2010(1)
	SVaR	VaR	Total	Total
Interest rate / Credit spread	327	157	484	172
Equity	80	62	142	40
Foreign exchange	15	12	27	15
Incremental Risk Charge			437	n/a

Total Internal Model Approach			1,090	227
Standardised model			34	137

Total			1,124	364

(1)	2010 capital figures do not include Stressed VaR

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Sensitivities

The following tables show the largest trading foreign exchange positions and interest rate and credit spread sensitivities. The credit spread sensitivities are furthermore split in different risk classes and sectors.

Most important foreign exchange positions (year-end 2011)

	2011		2010
Foreign exchange		Foreign exchange
Chinese yuan	356	US dollar	(457)
US dollar	(283)	Taiwan dollar	155
Czech koruna	(154)	Chinese yuan	83
Taiwan dollar	(44)	South Korean won	68
Bulgarian lev	(43)	Bulgarian lev	(57)

Most important interest rate and credit spread sensitivities (year-end 2011)

amounts in thousands of euros	2011		2010
Interest Rate (BPV (1))		Interest Rate (BPV (1))
United States	331	Eurozone	(377)
UK	(163)	United States	167
Mexico	(120)	Mexico	(147)
Russia	(96)	Japan	141
Japan	(86)	Russia	(73)

Credit Spread (BPV (1))		Credit Spread (BPV (1))
Eurozone	(287)	Eurozone	(596)
UK	(50)	Sweden	(67)
United States	(31)	Hong Kong	(47)
Mexico	(31)	UK	(47)
Norway	(25)	United States	(42)

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates or credit spreads.

Credit spread sensitivities per risk class and sector (year-end 2011)

		2011		2010
amounts in thousands of euros Credit Spread (BPV (1))		Corporate	Financial Institutions	Corporate	Financial Institutions
Risk classes
1	(AAA)	(5)	(16)	(8)	(211)
2-4	(AA)	(12)	(49)	(25)	(212)
5-7	(A)	15	(256)	(32)	(257)
8-10	(BBB)	(49)	(42)	(77)	(102)
11-13	(BB)	(14)	(24)	(11)	(47)
14-16	(B)	(18)	(8)	(30)	(8)
17-22	(CCC and Problem Grade)	2	(21)	(24)	(33)
Not rated		(1)

Total		(82)	(416)	(207)	(870)

(1)	Basis Point Value (BPV) measures the impact on value of a 1 basis point increase in interest rates or credit spreads.

ING Bank Market risk in Banking Books

ING Bank makes a distinction between trading and banking (non-trading) books. Positions in trading books can change swiftly, whereas positions in banking books are intended to be held until maturity, or at least for the long term. Books that contain positions to hedge exposures resulting from commercial activities are also classified as banking books.

Interest Rate Risk in Banking Book

Interest rate risk in the banking books is defined as the potential negative impact that changing interest rates may have on earnings or market value.

Governance: ALM framework

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING Bank distinguishes three types of activities: investment of own capital (by Capital Management), commercial business (ING Direct, Retail Banking and Commercial Bank) and the strategic interest rate position (Financial Markets ALM). The scheme below presents the ALM framework:

Below, the three activities are described in more detail.

Capital Management is responsible for managing the investment of own funds (core capital), more information can be found in the Capital Management section. Capital is invested for longer periods, targeting to maximize return, while keeping it stable at the same time.

Commercial activities lead to interest rate risk, as repricing tenors of assets differ from those of liabilities. Linear interest rate risk is transferred out of the commercial business into the risk center (FM ALM), leaving convexity risk and model risk with the commercial business. The convexity risk is a result of hedging products that contain embedded options, like mortgages, by using linear hedge instruments. Model risk reflects the potential imperfect modelling of client behaviour. The risk transfer process takes place on a monthly basis, but more often if deemed necessary, for instance in volatile markets.

In the risk transfer process, client behavioural characteristics play an important role. The behaviour in relation to mortgages, loans, savings and demand deposits is modelled by MRM, following extensive research. Models and parameters are back-tested regularly and updated when deemed necessary. In the modelling of savings and current accounts different elements play a role: pricing strategies, outstanding and expected volumes and the level and shape of the yield curve. The analyses results in an investment rule for the various portfolios. With respect to mortgages and loans, prepayment behaviour and the interest sensitivity of the embedded offered rate options are modelled.

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

In the following sections, the interest rate risks in the banking books are presented. ING Bank uses risk measures based on both an earnings and a value perspective. Earnings Sensitivity (ES) is used to provide the earnings perspective and the Net Present Value (NPV)-at-Risk and Basis Point Value (BPV) figures provide the value perspective. Several small banking books are governed by the trading risk process and are therefore excluded from the following banking book risk tables. These are included in the trading risk graph and table in the section ‘Market Risk in Trading Books’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk Profile

Earnings Sensitivity (ES)

ES measures the impact of changing interest rates on (pre tax) IFRS-EU earnings. The ES figures in the table below reflect an instantaneous shock up of 1% and a time horizon of one year. Management interventions are not incorporated in these calculations but balance sheet dynamics (e.g. new business) are significant.

The ES is mainly influenced by the sensitivity of savings to interest rate movements. The investment of own funds only impacts the ES marginally, as only a relative small part has to be (re)invested within the 1-year horizon.

Earnings Sensitivity banking books (1% instantaneous upward shock to interest rates)

	2011	2010
By currency
Euro	32	(237)
US dollar	(76)	(114)
Pound sterling	(10)	(15)
Other	10	50

Total	(44)	(316)

Excluding ING Direct USA earnings sensitivity is approximately 0. In 2011 short-term interest rates remained at low levels in both the Eurozone and the US. Earnings sensitivity for an upward shock decreased to a small negative figure. This indicates that when rates go up the increase in interest paid on liabilities only slightly exceeds the increase in interest received on assets. Earnings are therefore relatively insensitive to rate changes.

Net Present Value (NPV) at Risk

NPV-at-Risk measures the impact of changing interest rates on value. As a full valuation approach is applied, the risk figures include convexity risk that results from embedded optionalities like mortgage prepayment options. Like for ES calculations, an instantaneous shock up of 1% is applied.

The full value impact cannot be directly linked to the balance sheet or profit and loss account, as fair value movements in banking books are generally not reported through the profit and loss account or through equity. The largest part, namely the value mutations of the amortised cost balances, is neither recognised in the balance sheet nor directly in the profit and loss account. The value mutations are expected to materialise over time in the profit and loss account, if interest rates develop according to forward rates throughout the remaining maturity of the portfolio.

The NPV at Risk is dominated by the interest rate sensitive long term investments of own funds. The value of these investments is impacted significantly if interest rates move up by 1%. Convexity risk in retail portfolios as well as the strategic interest position in FM ALM also contributes significantly to the overall NPV at Risk.

NPV-at-Risk banking books (1% instantaneous upward shock to interest rates)

	2011	2010
By currency
Euro	(1,828)	(2,446)
US dollar	376	(205)
Pound sterling	(25)	(19)
Other	52	48

Total	(1,425)	(2,622)

NPV-at-risk excluding ING Direct USA is EUR (1,914) million. In the course of 2011 NPV-at-Risk decreased substantially. This was mainly due to more expected prepayments of mortgages as a consequence of the low interest rate environment. This decreased the expected duration of mortgages and subsequently the value sensitivity to a rate increase. Furthermore investments were shortened, leading to a lower duration of assets. Finally the outright position in the strategic interest rate portfolio was reduced. This also contributed to the decrease of the NPV sensitivity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Basis Point Value (BPV)

BPV measures the impact of a 1 basis point increase in interest rates on value. To a large extent the BPV and NPV at Risk reflect the same risk – the difference being that BPV does not reflect convexity risk, given the small shift in interest rates.

In line with NPV at Risk, the bank’s overall BPV position is dominated by the long term investment of capital, as the present value of this position is significantly impacted if interest rates move up by 1 basis point.

BPV per currency banking books

amounts in thousands of euros	2011	2010
By currency
Euro	(15,545)	(21,760)
US dollar	4,551	(548)
Pound sterling	(136)	(284)
Other	879	175

Total	(10,251)	(22,417)

The total BPV excluding ING Direct USA is EUR (16) million. The total BPV decreased substantially mainly on the back of a lower expected duration of mortgages leading as more prepayments are expected due to the low interest rate environment in the US and the Eurozone. Next to that the bank’s strategic interest rate position turned to more neutral.

ING Bank Foreign exchange (FX) risk in banking books

FX exposures in banking books result from core banking business activities (business units doing business in other currencies than their base currency), foreign currency investments in subsidiaries (including realised net profit and loss) and strategic equity stakes in foreign currencies. The policy regarding these exposures is briefly explained below.

Governance – Core banking business

Every business unit hedges the FX risk resulting from core banking business activities into its base currency. Consequently, assets and liabilities are matched in terms of currency.

Governance – FX Translation result

ING Bank’s strategy is to protect the target core Tier 1 ratio against FX rate fluctuations, whilst limiting the volatility in the profit and loss account. Protecting the core Tier 1 ratio is achieved by deliberately taking foreign currency positions equal to certain target positions, such that the target core Tier 1 capital and risk-weighted assets are equally sensitive in relative terms to changing FX rates.

Risk profile – FX Translation result

The following table presents the currency exposures in the banking books for the most important currencies:

Net currency exposures banking books

	Foreign Investments		Hedges		Net Exposure
	2011	2010	2011	2010	2011	2010
US dollar	7,641	7,275	(2,677)	(606)	4,964	6,669
Pound sterling	(997)	(993)	1,048	1,144	51	151
Polish zloty	1,404	1,371	(628)	(643)	776	728
Australian dollar	3,165	2,908	(2,459)	(2,056)	706	852
Turkish lira	1,830	1,891	(425)	(444)	1,405	1,447
Other currency	6,934	7,160	(4,172	(4,028)	2,762	3,132

Total	19,977	19,612	(9,313)	(6,633)	10,664	12,979

The US dollar Net Exposure decreased significantly in 2011. Anticipating on the announced sale of ING Direct USA, the risk-weighted assets will decrease and therefore, a lower Net Exposure is required. This is then achieved by increasing the hedge. The decreased Net exposure in the category ‘Other currency’ is mainly caused by changed share prices of strategic equity stakes. For example, the share price of the bank’s equity stake in Bank of Beijing decreased around 20%, decreasing the Chinese renmimbi currency exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In order to measure the remaining sensitivity of the target core Tier 1 ratio against FX rate fluctuations, the core Tier 1 ratio at Risk (cTaR) measure is used. It measures the drop in the core Tier 1 ratio from the target when stressing a certain FX rate. The stress scenarios for the FX rates that are used for calculating the cTaR, are presented in the last two columns. Only the scenarios that negatively impact the target core Tier 1 ratio are presented: depending on whether the actual foreign currency position is above or below the target position, the worst case scenario is either a negative or positive movement. A positive stress scenario means that the foreign currency appreciates against the Euro. For the US dollar this means that at the end of 2011 the target core Tier 1 ratio would decrease by 0.12% in absolute terms (e.g. from 9.12% to 9.00%) if the US dollar appreciates by 15%. The US dollar cTaR excluding ING Direct USA (not shown in the table below) is significantly lower at 0.01%, which shows that the core Tier 1 ratio excluding ING Direct USA is well protected. Back testing shows that the strategy was effective in 2011; the core Tier 1 ratio was hardly affected by changing FX rates.

Core Tier 1 ratio sensitivity ING Bank

	cTaR		Stress Scenario
	2011	2010	2011	2010
Currency
US dollar	0.12%		15%	15%
Pound sterling	0.04%	0.02%	15%	15%
Polish zloty	0.01%	0.01%	(15%)	(15%)
Australian dollar	0.00%	0.01%	20%	(20%)
Turkish lira	0.00%		25%	25%

ING Bank Equity price risk in banking books

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments whose value reacts similarly to a particular security, a defined basket of securities, or a securities index. ING Bank maintains a strategic portfolio with substantial equity exposure in its banking books. This equity exposure mainly consists of the investments in associates of EUR 827 million (2010: EUR 1,494 million) and equity securities held in the available-for-sale (AFS) portfolio of EUR 2,466 million (2010: EUR 2,741 million). The value of equity securities held in the available-for-sale portfolio is directly linked to equity security prices with increases/decreases being recognised (except in the case of impairment) in the revaluation reserve. During the year ended December 31, 2011 the revaluation reserve relating to equity securities held in the Available-for-Sale portfolio fluctuated between a month-end low amount of EUR 1,226 million (2010: EUR 1,723 million) and a high amount of EUR 1,706 million (2010: EUR 2,370 million). Investments in associates are measured in accordance with the equity method of accounting and the balance sheet value and therefore not directly linked to equity security prices.

Equities Unrealised Gains and Losses in the AFS portfolio

	2011	2010
Gross unrealised gains	1,292	1,728
Gross unrealised losses	(45)	(1)

Total	1,247	1,727

Total capital requirement for equity price risk under the Simple Risk Weight Approach at December 31, 2011 results in EUR 207 million (2010: EUR 310 million).

ING Bank Real Estate price risk in banking books

Real estate price risk arises from the possibility that real estate prices fluctuate. This affects both the value of real estate assets and earnings related to real estate activities.

ING Bank has three main different categories of real estate exposure on its banking books. First, ING Bank owns buildings it occupies. Second, ING Bank has a Real Estate Development company for which results are dependent on the overall real estate market. The general policy is to mitigate this risk by pre-sale agreements where possible. Third, ING Bank has co-invested seed capital and bridge capital to support the launch of various real estate funds included in the Real Estate Investment Portfolio (REIM). A decrease in real estate prices will cause the value of this seed and bridge capital to decrease and will lower the level of third party assets under management, which in turn will reduce the fee income from this activity. For the third category mentioned above, real estate price shocks will have a direct impact on reported net profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING Bank’s real estate exposure (i.e. including leverage and committed purchases) is EUR 4.0 billion of which EUR 0.9 billion is recorded as fair value through P&L. The remaining EUR 3.1 billion is booked at cost or is revalued through equity (with impairments going through P&L).

In total, Real Estate exposure decreased by EUR 1.1 billion mainly as a result of divestments in REIM (EUR (0.7) billion) and Real Estate Development (EUR (0.2) billion). Other important changes are: negative fair value changes and impairments (EUR (0.2) billion)

ING Bank’s real estate exposure revaluing through P&L decreased significantly mainly caused by sales of American and Australian funds (EUR 0.7 billion) and assets being revalued through equity instead (EUR (0.4) billion); the latter is a result of the fact that ING REIM is not the manager of the real estate funds anymore.

Real Estate Exposure banking books recorded as fair value through P&L (by geographic area and sector type)

	2011	2010		2011	2010
Continent			Sector
Europe	461	662	Residential	70	207
Americas	28	812	Office	150	385
Australia	20	189	Retail	510	620
Asia	380	349	Industrial	113	516
Other		14	Other	46	298

Total	889	2,026	Total	889	2,026

ING Bank’s real estate exposure not revaluing through P&L has not been affected much. This is because divestments and impairments in Real Estate Development (EUR (450) million) were compensated by the inclusion of assets in the REIM portfolio previously revalued through P&L.

Real Estate Exposure banking books not revalued through P&L (by geographic area and sector type) (1)

	2011	2010		2011	2010
Continent			Sector
Europe	2,452	2,772	Residential	512	614
Americas	306	70	Office	1,347	1,456
Australia	176	204	Retail	896	874
Asia			Industrial	44	43
Other	147	99	Other	282	158

Total	3,081	3,145	Total	3,081	3,145

(1)	The real estate exposures above do not include the property from foreclosures

ING BANK – LIQUIDITY RISK

Liquidity risk is the risk that ING Bank or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions.

Liquidity Risk Management

MRM is responsible for determining adequate policies and procedures for managing liquidity risk and for monitoring the compliance with these guidelines. In addition it is also responsible for performing liquidity risk stress testing. In accordance with Dutch Central Bank guidelines, ING Bank’s liquidity positions are stress tested on a monthly basis under a scenario that is a mix between a market event and an ING Bank specific event. Additional stress testing exercises are undertaken on consolidated and local level on a periodic and ad-hoc basis.

Governance

As with other bank market risks, liquidity risk falls under the supervision of the ALCO function within ING Bank, with ALCO Bank as the highest approval authority. ALCO Bank determines the liquidity risk (limit) framework and appetite after which this is cascaded down in the organisation under the responsibility of the regional and local ALCOs. The main objective of ING Bank’s liquidity risk framework is to ascertain – by means of proper risk appetite limits – that sufficient liquidity is maintained in order to ensure safe and sound operations under a variety of circumstances.

For this purpose liquidity risk is measured, managed and controlled from three different angles, namely a structural, a tactical and a contingency point of view.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk profile

Structural liquidity risk

Structural liquidity risk is the risk that the structural, long term balance sheet cannot be financed timely or at a reasonable cost. For the purpose of managing structural liquidity risk, a specific advisory committee to ALCO Bank has been established.

This committee which consists of key representatives from MRM, Capital Management and Financial Markets focuses on all liquidity risk aspects from a going concern perspective. The main objective of the committee is to maintain a sound liquidity profile through:

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

•

Holding a broad portfolio of eligible assets that can be utilised to obtain secured funding, e.g. from the repo market or (E)CB; in this respect the total marketable/(E)CB eligible collateral position amounts to EUR 194 billion (MtM);

•	Management of liquidity gaps, taking into account the asset mix and both the secured and unsecured funding opportunities of ING Bank; and

•	Maintaining a funds transfer pricing mechanism in which ING Bank’s cost of liquidity is adequately reflected both under a going concern and a contingency perspective.

With respect to funding sources, ING Bank aims to fund its own originated assets (loans) by an equal amount of own originated liabilities (deposits), translated into an LtD target of below 1.2. Ultimo 2011 the LtD ratio (excluding securities at amortised costs and IABF receivable) equals 1.14. In 2011, uncertainty with regard to economic developments in both Europe and USA, led to US MM Funds being more restrictive in funding European counterparties. As ING Bank manages its balance sheet prudently, whereby short term funding is primarily utilised for short term assets, a decrease of these type of funding sources is manageable. The table below shows the funding mix.

ING Bank Funding Mix

	2011	2010
Funding type
Retail deposits	42%	46%
Corporate & other deposits	20%	19%
Interbank (incl. central bank)	9%	8%
Lending / repurchase agreement	7%	7%
Public debt	19%	17%
Subordinated debt	3%	3%

Total	100%	100%

The funding mix remained well diversified and according to targets set. Deposits accounted for 63% of the total funding mix.

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

Contingency liquidity risk

Contingency liquidity risk specifically relates to the organisation and planning for liquidity management in time of stress. Within ING Bank, for contingency purposes, a specific crisis team – consisting of key Board Members, representatives from Staff Departments (e.g. Risk and Capital Management) and Treasuries – is responsible for liquidity management in times of crisis. Throughout the organisation adequate and up-to-date contingency funding plans are in place to enable senior management to act effectively and efficiently in times of crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Contingency funding plans address both temporary and long-term liquidity disruptions, triggered by either a general market event or an ING Bank specific event.

New developments

All financial institutions have been confronted with a large number of new regulatory requirements. In 2011 ING Bank updated its framework for funding and liquidity risk management so that it provides for an integral approach of liquidity risk management and complies with the changed regulatory rules (CRDII, ILAAP). The framework contains, among others, the annual setting of a funding and liquidity risk appetite related to the ING Bank strategy, a continuous cycle of identification, assessment, control, monitoring and reporting of funding and liquidity risk, a policy covering all legal and regulatory rules, crisis planning and stress testing. The framework will be implemented in 2012.

ING BANK OPERATIONAL RISK

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the related risk of reputation loss, as well as legal risk whereas strategic risks are not included. Effective operational risk management leads to more stable business processes (including IT systems) and lower costs. Generic mandatory controls are described in the ORM policy house.

Clear and accessible policies and minimum standards are embedded in ING Bank business processes in all business lines. An infrastructure is in place to enable management to track incidents and operational risk issues. A comprehensive system of internal controls creates an environment of continuous improvement in managing operational risk. ING Bank uses this knowledge (including lessons learned from incidents) to improve the control of key risks.

Governance

At all levels in the organisation Non Financial Risk Committees (NFRC’s) are established that identify, measure and monitor the operational, compliance and legal risks of the region or business unit with appropriate quality of coverage (granularity) and to ensure that appropriate management action is taken by the responsible line managers at the appropriate level of granularity. NFRC’s, chaired by the CEO of the entity, steer the risk management activities of the first and second line of defence in their entities.

The General Manager Operational Risk Management (ORM) is responsible for monitoring operational risks and developing and establishing the Operational Risk Framework within ING Bank. The General Manager ORM also establishes and approves the policies and minimum standards, supports the business line ORM staff, monitors the quality of operational risk management and assists and supports the Management Board Bank in managing ING Bank’s operational risks. The NFRC is the primary approval and oversight committee. The Non-Financial Risk dashboard (NFRD) enables management to focus on the ten operational risk areas through the quarterly report on regional, divisional and Bank level.

The ORM function consists of functional departments for Operational risks (including policies, systems, SOX testing, capital allocation and reporting), for Information (Technology) risks and for Security & Investigations.

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

Operational risk framework

ING Bank has developed a comprehensive framework supporting and governing the process of identifying, mitigating, measuring and monitoring operational risks thus reflecting the stages described in the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

The operational risk appetite within ING Bank is defined as the acceptable and authorised maximum level of risk, in each of the operational risk areas that must be adhered to in order for ING Bank to achieve its business plan within approved budgets. This risk appetite is quarterly monitored through the Non-Financial Risk Dashboard which reports the key non financial risk exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Processes are in place to identify key threats, vulnerabilities and the associated risks which might cause adverse events. Event identification is performed proactively and precedes a risk assessment. Different techniques for event identification exist within ING Bank, e.g. risk & control self assessments, scenario analysis, external events inventories, internal incident analysis (e.g. lessons learned based on information from incident reporting), key risk indicator events and threat scans.

At least once a year business units and departments perform an integrated risk assessment with involvement of the business and their Operational Risk, Compliance, Legal and Finance departments.

Based on the results of the risk assessment, response measures must be determined for the identified risks beyond the risk appetite. Risk response actions balance the expected cost for implementing these measures with the expected benefits regarding the risk reduction. Risk response can be achieved through several combinations of mitigation strategies, for example reducing likelihood of occurrence, reducing impact, risk avoidance, risk acceptance or through the transfer of risk. Tracking takes place through ING Bank’s central risk management system.

The yearly objective setting process for both business management and ORM professionals aims to keep improving the management of operational risk throughout ING Bank to ensure that ING stays in control of its current and future operational risks. ING Bank’s ORM Framework is further maturing towards an integrated controls framework according to pre-agreed requirements and development stages in the individual business units. This development is measured through the scorecard process.

Model disclosure

The Operational Risk Capital model of ING Bank is based on a Loss Distribution Approach (LDA). The Loss Distribution is based on both external and internal loss data exceeding EUR 1 million. The model is adjusted for the specific measured quality of control in a business line and the occurrence of large incidents (‘bonus/malus’). This provides an incentive to local (operational risk) management to better manage operational risk.

Loss Distribution approach

The main objective of the LDA approach is to derive an objective Operational Risk capital amount based on the risk profile of a bank and its business units. This approach estimates the distribution of operational risk losses for each combination of business line and loss event type.

Risk profile

The AMA capital for the fourth quarter of 2011 amounts EUR 2,836 million. This is slightly below the capital estimate of previous year. This is explained by a capital reduction resulting from the divestments of ING Car Lease and REIM Fee Business, which is partially offset by a capital increase resulting from the regular external incident data update.

Economic and Regulatory Capital (Bank diversified only) by risk type

	Economic Capital		Regulatory Capital
	2011	2010	2011	2010
Operational Risk	1,683	1,619	2,836	2,872

Main developments in 2011

The AMA (Advance Measurement Approach) 2.0 program will elevate operational risk management to best practice levels by 2012. The AMA 2.0 program will enable the business to influence its capital charge through sound Operational Risk management:

•	Business managers as the clear owners of their operational risks and their capital charge

•	More accurate and relevant risk data and insights available for operational risk management

•	Capital model more reflective of ING Bank risk profile to incentivise business to keep operational risks under control

•	More weighting to internal data sources in the capital model, which includes a set of business driven scenarios, risk assessments, audit data and internal loss information

•	Major business decisions supported by accurate capital numbers that align to the Non Financial Risk Dashboard (NFRD)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

AMA 2.0 program delivers an ambitious set of improvements in the management of operational risk:

•	Comprehensive, transparent and effective Non Financial Risk Committee (NFRC) hierarchy at top-of-the-house

•	Risk appetite statements for regions and divisions as anchor point for operational risk management

•	Key risk indicators for top risks at bank and Regional/ Function level to monitor the ING Bank risk profile

•	Set of key risk scenarios as capital model input and to prioritise risk management activities

•	Key Control Testing to justify capital levels and set a cost incentive to improve controls

•	Capture of all material internal losses and share main lessons learned to avoid repetition inside the group

The NFR Awareness Program is designed with the objective that all ING Bank employees are aware of the relevant risks, the potential impact, the appropriate mitigating measures and their personal role in applying those measures. The new approach significantly improves risk awareness by putting ING Bank’s businesses in the lead, working closely with risk professionals. A tailored approach per target group, embedded activities in regular business planning and target setting and focus on desired behaviours and realistic ways of apply rules are the basic elements of the new approach. It also gives an overall structure to the many risk awareness activities carried out by ORM, Compliance and Legal and ensures that ING Bank’s risk awareness activities are better focused on the key risks we face as a business.

ING Bank has further improved its IT risk profile through IT security control implementations and IT process improvements. Specific focus in 2011 was given to further improvements around IT security monitoring, IT platform security and IT user access while specific anti-cybercrime measures were also effectuated.

ING BANK COMPLIANCE RISK

Compliance Risk is defined as the risk of impairment of ING Bank’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, ING Bank policies and standards and the ING Bank Business Principles. In addition to reputational damage, failure to effectively manage Compliance Risk could expose ING Bank to fines, civil and criminal penalties, and payment of damages, court orders and suspension or revocation of licenses, which would adversely impact customers, staff and shareholders of ING.

ING Bank believes that fully embedded Compliance Risk Management Controls preserves and enhances the trust of its customers, staff and shareholders. Being trusted is essential to building sustainable businesses. ING Bank’s Business Principles set the foundation for the high ethical standards ING Bank expects of all our business activities. ING Bank’s Business Principles require all staff at every level to conduct themselves, not only in compliance with laws and regulations, but also by acting with integrity, being open and clear, respectful, and responsible.

Clear and practical policies and procedures are embedded in ING Bank business processes in all Business Lines. Systems are in place to enable management to track current and emerging Compliance Risk issues, to communicate these to internal and external stakeholders, and to drive continuous improvement. ING Bank understands that good Compliance Risk Management involves understanding and delivering on the expectations of customers and other stakeholders, thereby strengthening the quality of key relationships.

Governance

The Compliance Risk Management function

The Chief Compliance Officer (CCO) is the General Manager of Compliance Risk Management and is responsible for developing and establishing the Bank-wide Compliance Risk Management Charter & Framework, establishes the Minimum Standards for managing Compliance Risks and assists and supports the Management Board Bank in managing ING Bank’s Compliance Risks.

ING Bank uses a functional approach Lines to ensure systematic and consistent implementation of the Bank-wide Charter & Framework, policies, Minimum Standards and related procedures. The Local Compliance Officer has the responsibility to assist local management in managing Compliance Risk within that business unit. The Regional or Universal Bank Compliance Officer has a management and supervisory role over all functional activities of the Compliance Officers in the respective region or Universal Bank. The CCO and the Bank Compliance Risk Management team provide overall direction to the Regional or Universal Bank Compliance Officers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

To avoid potential conflicts of interest, it is imperative that the Compliance Officers are impartial and objective when advising business management on Compliance Risk in their business unit, region, country or entity. To facilitate this, a strong functional reporting line to the next higher level Compliance Officer is in place. The functional reporting line has clear accountabilities relating to objective setting, remuneration, performance management and the appointment of new Compliance Risk Management staff as well as obligations to veto and escalate.

Scope

The Compliance Risk Management function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry. The Compliance Risk Management function actively educates and supports the business in managing compliance risks including anti-money laundering, preventing terrorist financing, conflicts of interest, proper sales and trading conduct and protection of customer interest.

ING Bank separates Compliance Risk into four conduct-related integrity risk areas: client conduct, personal conduct, organisational conduct as well as financial conduct. ING Bank has a Whistleblower procedure which encourages staff to speak up if they know of or suspect a breach of external regulations or internal policies or Business Principles.

Compliance Risk Management Framework

The Framework consists of three key components:

1.	The Compliance Risk Management process

The process has five key activities carried out in accordance with the requirements of the Framework:

A.	Identification of Compliance Risk Obligations;

B.	Risk Assessment;

C.	Compliance Risk Mitigation (includes Training and Education);

D.	Compliance Risk Monitoring (includes Action Tracking);

E.	Compliance Risk Reporting (includes Internal Events Reporting and Response).

2.	Advisory

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

Extra-territorial regulations

Financial institutions continue to be closely scrutinized by regulatory authorities, governmental bodies, shareholders, rating agencies, customers and others to ensure they comply with the relevant laws, regulations, standards and expectations. Bank regulators and other supervisory authorities in Europe, the US and elsewhere continue to oversee the activities of financial institutions to ensure that they operate with integrity and conduct business in an efficient, orderly and transparent manner. ING Bank seeks to meet the standards and expectations of regulatory authorities and other interested parties through a number of initiatives and activities, including scrutinizing account holder information, payment processing and other transactions to support compliance with regulations governing money laundering, economic and trade sanctions, bribery and other corrupt practices. The failure or alleged failure by ING Bank to meet applicable standards in these areas could result in, among other things, suspension or revocation of ING Bank’s licenses, cease and desist orders, fines, civil or criminal penalties and other disciplinary action which could materially damage ING Bank’s reputation and financial condition, and accordingly ING Bank’s primary focus is to support good business practice through its Business Principles and policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING’s continued actions to mature its compliance risk management programme will ensure that ING continues to comply appropriately with international standards and laws. ING has an on-going objective to continuously strengthen the Financial Economic Crime (FEC) controls related to:

•	managing Anti-Money Laundering (AML);

•	Combat Terrorist Financing (CTF);

•	Export Trade and Sanction risks.

As a result of our frequent evaluation of all businesses from economic, strategic and risk perspectives ING Bank continues to believe that for business reasons doing business involving certain specified countries should be discontinued, which includes that ING Bank has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries. At present these countries include Myanmar, North Korea, Sudan, Syria, Iran and Cuba. Each of these countries is subject to a variety of EU, US and other sanctions regimes. Cuba, Iran, Sudan, and Syria are identified by the US as state sponsors of terrorism and are subject to US economic sanctions and export controls.

Regulatory measures and law enforcement agencies investigations

ING Bank N.V. has continued discussions with its Dutch bank regulator De Nederlandsche Bank (DNB) related to transactions involving persons in countries subject to sanctions by the EU, the US and other authorities and its earlier review of transactions involving sanctioned parties. ING Bank completed the global implementation of enhanced compliance and risk management procedures, and continues working to further strengthen the Financial Economic Crime controls as agreed with DNB.

ING Bank remains in discussions with authorities in the US concerning these matters, including ING Bank’s compliance with Office of Foreign Asset Control requirements. ING Bank has received requests for information from US Government agencies including the US Department of Justice and the New York County District Attorney’s Office. ING Bank is cooperating fully with the ongoing investigations and is engaged in discussions to resolve these matters with the US authorities; however, it is not yet possible to reliably estimate the timing or amount of any potential settlement, which could be significant.

Main developments in 2011

•

Regulator relationships – Bank Compliance Risk Management continued to invest in pro-active relationships with regulators in the jurisdictions where ING Bank operates, striving for an open approach and cooperation in identifying and mitigating compliance risks for ING Bank.

•

Promoting Integrity Programme – Bank Compliance Risk Management, together with Human Resources and Corporate Communications & Affairs, continued with the roll-out of the Promoting Integrity Programme (PIP), a global employee education programme focusing on ING Bank’s values (including the ING Bank Business Principles) and the role they play in the business and workplace. Short e-modules were developed on Customer Trust and Anti-Fraud and were followed by manager-led dialogue sessions, where employees discussed what integrity means for them and how the Business Principles and ING Bank Policies and standards can be applied in their daily work.

•

Ongoing enhancement of Financial Economic Crime controls – ING Bank continued its strong commitment to preventing any involvement in criminal activity. Existing activities were further strengthened by increased monitoring and internal audits as well as awareness and training programmes and an internal annual sign-off process for senior management concerning implementation of policies and procedures relating to Financial Economic Crime including business with sanctioned parties.

•

Gifts, Entertainment and Anti-Bribery Policy – ING Bank issued a revised Gifts, Entertainment and Anti-Bribery Policy to align with the changing regulatory landscape in respect of anti-bribery which provides for severe penalties in case of bribery offences and with new extra-territorial anti-bribery legislation, such as the UK Bribery Act.

•

Learning – Continuous global education and awareness training was provided through face-to-face training sessions and learning tools on topics such as Ultra High Risk Countries & Export Trade, Financial Economic Crime, and Gifts, Entertainment and Anti-Bribery. Compliance Risk Management also continued its mandatory global Compliance Officer Training programme for all compliance officers new to ING Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING BANK BUSINESS RISK

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

ING INSURANCE

ING INSURANCE RISK MANAGEMENT GOVERNANCE

ING is engaged in selling a broad range of life and non-life insurance products. Risks from these products arise with respect to the adequacy of insurance premium rate levels and provisions for insurance liabilities, earnings and capital position, as well as uncertainty as to the future returns on investments of the insurance premiums. Financial risks include Investment Risk, Asset and Liability Management and surplus and capital issues. Insurance product risks include Insurance risks (actuarial and underwriting) and interest rate sensitivity. Compliance risk, legal risk, reputation risk and operational risk are classified as Non-Financial Risks.

The Management Board Insurance Eurasia consists of 6 members, including the members of the ING Group Executive Board, and is responsible for managing risks associated with the insurance activities in Europe and Asia. The Board ING America Holdings consists of 7 members, including the members of the ING Group Executive Board, and is responsible for managing risks associated with the insurance activities in the United States (ING Insurance US). Risks associated with certain ING Insurance activities that will not be disposed of through the divestments of the Latin American, Asian, European and US business (“Insurance Investments”) are directly managed by the Executive Board.

In anticipation of the intended divestment of the insurance activities, to a large extent risk management has been delegated to ING Insurance Eurasia and ING Insurance US with an oversight role at Group level.

ING has completed the divestment of its Latin American pensions, life insurance and investment management operations. This transaction is the first major step in the divestment of ING’s insurance and investment management activities.

Governance

Risk management within ING is the primary responsibility of the ING Group Chief Risk Officer. The ING Group Chief Risk Officer has a direct functional line with the Deputy Chief Risk Officer of ING Insurance Eurasia and with the Chief Risk officer of ING Insurance US via the ING Insurance US Chief Financial Officer. The General Manager of Insurance Investments is responsible for winding down the activities within Insurance Investments. The ING Group CRO is supported by the Risk functions of ING Group and by the Group functions Corporate Legal and the Functional Controller Insurance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ONGOING CHANGES IN THE REGULATORY ENVIRONMENT

•

The most important regulatory issue for the insurance industry is the continued development by the European Union of the Solvency II capital adequacy framework. Solvency II is intended to be based on economic, risk-based and market-consistent principles whereby capital requirements across Europe are directly dependent on an insurer’s assets and liabilities. However, some of the proposed measures currently under discussion are considered unduly conservative and deviate from economic principles. It is therefore very important that the Solvency II framework, as originally envisaged, will become market-based, avoids pro-cyclicality and should be able to withstand market volatility. The EU politicians and regulators drafting the framework should therefore ensure that the measures to be implemented are robust enough throughout the cycle. ING Insurance Eurasia is working actively with its colleagues in the insurance industry to advise EU politicians and regulators come up with concrete proposals that further these objectives

•

The insurance business is sensitive to regulatory action, for instance regulations affecting taxes, pension regulation and customer protection. In the first quarter, the European Court of Justice ruled that price differentiation based on gender for any insurance products sold in the European Union from December 21, 2012 onwards. This will only impact new business and exclude repricing and extensions. Pension fund law changes in Poland were approved and signed at the end of March 2011. These changes are expected to negatively impact future earnings.

•

The Dodd-Frank Act, its implementing regulations and other financial regulatory reform initiatives could have adverse consequences for the financial services industry, including ING Insurance US and/or materially affect the results of operations, financial condition and liquidity. The 2010 Dodd-Frank Act directs existing and newly-created government agencies and bodies to conduct certain studies and promulgate a multitude of regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rule-making process has begun, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of those regulations that have not yet been adopted. Until final regulations are promulgated pursuant to the Dodd-Frank Act, the full impact of the Dodd-Frank Act on the businesses, products, results of operation and financial condition will remain unclear.

•

State insurance regulators and the National Association of Insurance Commissioners (NAIC) regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and could have a material adverse effect on the financial condition and results of operations. The NAIC continues to work on comprehensive reforms related to life insurance reserves and the accounting for such reserves, although the timing and extent of further changes to statutory reserves and reporting requirements are uncertain.

ING INSURANCE EURASIA

MISSION AND OBJECTIVES

ING Insurance Eurasia is naturally exposed to a variety of risks, being a financial services company that provides wealth management and protection products. The mission of risk management in ING Insurance Eurasia is to ensure that all risks run by the entity are well understood, accurately measured and pro-actively managed, in order to support efficient capital allocation, profitable growth, required returns on capital and predictability in earnings.

The following principles support this objective:

•	Transparent communication to internal and external stakeholders on risk management and value creation

•	Compliance with internal and external rules and guidelines

•	Products and portfolios are structured, underwritten, priced, approved and managed according to the guidelines

•	The risk profile of ING Insurance Eurasia is transparent, and is consistent with delegated authorities and the overall Insurance Eurasia strategy and risk appetite

ING INSURANCE EURASIA RISK GOVERNANCE

ING Insurance Eurasia’s risk framework is based on the ‘three lines of defence’ concept which ensures that risk is managed in line with the risk appetite as defined by the Management Board Insurance Eurasia (MBI Eurasia) and ratified by the Supervisory Board and is cascaded throughout ING Insurance Eurasia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Board level risk oversight

ING Insurance Eurasia has a two-tier board structure consisting of the Management Board Insurance Eurasia (MBI Eurasia) and the Supervisory Board Insurance Eurasia.

The Supervisory Board is responsible for supervising the policy of the MBI Eurasia and the general course of affairs of the company and its businesses. For Risk Management purposes the Supervisory Board is assisted by two sub-committees:

•

The Audit Committee assists the Supervisory Board in supervising and advising the MBI Eurasia with respect to the structure and operation of internal risk management and control systems, as well as compliance with legislation and regulations applicable to ING Insurance Eurasia and its subsidiaries;

•

The Risk Committee assists the Supervisory Board in supervising and advising the MBI Eurasia with respect to ING Eurasia’s strategy and its risk policies, including the risks inherent in its business activities.

To the extent that the committees do not determine otherwise, the Chief Risk Officer (CRO) attends the meetings of both committees.

The MBI Eurasia is responsible for managing the risks associated with the activities of ING Insurance Eurasia. The MBI Eurasia’s responsibilities include ensuring the risk management and control systems are effective and ING Insurance Eurasia complies with legislation and regulations. The MBI Eurasia reports and discusses these topics on a regular basis with the Supervisory Board, and reports to the Risk Committee on a quarterly basis on ING Insurance Eurasia’s risk profile versus its risk appetite.

As part of the integration of risk management into the strategic planning process, the MBI Eurasia annually issues a Planning Letter which provides the organization with the corporate strategic planning, and addresses key risk issues. Based on this letter the business lines develop their own business plans, including qualitative and quantitative assessment of the risks involved. Risk appetite, risk tolerance levels and risk limits are explicitly discussed as part of the process. Based on the business plans the MBI Eurasia formulates the Strategic plan which is submitted to the Supervisory Board for approval.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Executive Level

The MBI Eurasia has delegated tasks to two committees with regards to risk:

Finance and Risk Committee

•

The primary responsibility of the committee is to align finance and risk decisions that have an impact on internal and/or external reporting of ING Insurance Eurasia. This includes advising on, (pre-)approving, reviewing and taking actions on issues that impact the financial condition of ING Insurance Eurasia. The Finance and Risk committee has two sub-committees dealing with different risk areas:

•

Eurasia Model Committee – The authority that approves methodologies, models and parameters used for measuring Risk, Economic Capital and Market -Consistent Valuations which are applied within ING Insurance Eurasia.

•	Impairment Committee – The authority where impairments for financial reporting purposes are approved (including loan loss provisions).

•	Risk Committee MBI Eurasia

The Risk Committee MBI Eurasia includes all MBI Eurasia members and heads of finance & risk staff departments. It discusses and decides on risk related items, approving limits and tolerance levels per risk category and approving and mandating action plans for specific financial, product and operational risk issues. The Risk Committee MBI Eurasia has three sub-committees dealing with different risk areas:

•	Financial Risk Committee – Oversees all financial risks within the ING Insurance Eurasia entities

•	Product Risk Committee – Oversees all insurance product risks within the ING Insurance Eurasia entities

•	Non Financial Risk Committee – Oversees all non-financial risks within ING Insurance Eurasia

Risk Management Function

The CRO bears primary and overall responsibility for the risk management function within ING Insurance Eurasia, which identifies, measures, monitors and reports risk within ING Insurance Eurasia. The risk function maintains and updates the policy framework, develops risk methodologies and advises on the risk tolerance and risk profile. The CRO assures that both the Supervisory Board and MBI Eurasia are well informed and understand the material risks within ING Insurance Eurasia at all times.

The CRO delegates day-to-day Risk Management within ING Insurance Eurasia to the Deputy CRO. The Deputy CRO department consists of several risk functions that support the overall Risk Management function.

Regional level and business unit level have separate risk committees. The Regional CROs report functionally to the Deputy CRO, while the Business Units CROs in turn functionally report to the Regional CROs. Within ING Insurance Eurasia Compliance Risk Management is part of the Legal and Compliance function.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Product Approval and Review Process

A critical aspect of risk management is that all products are designed, underwritten and priced effectively. Within ING Insurance Eurasia this is safeguarded by the Product Approval and Review Process (PARP). This standard includes requirements to risk profile, value-oriented pricing metrics, targets and documentation. The PARP includes requirements to assess market risks, credit risk, insurance risk, compliance risk, legal risk, operational risk as well as the assessment of the administration and accounting aspects of the product. Requirements with respect to the customer suitability of insurance products are an integral part of the PARP

New Investment class and investment mandate process

Complementing the PARP for insurance products, ING Insurance Eurasia maintains a New Investment Class Approval and Review Process (NICARP) for approving new investment classes. Each asset ING Insurance Eurasia invests in should be on the Global Asset List; the list of all approved investment classes. Each Business Unit maintains a Local Asset List that is a subset of the Global List. For a limited number of investment classes, a Group Investment Transaction Approval (GITA) is required for each new transaction. This requirement only applies when the level of complexity or diversity warrants Group approval for individual (programmes of) transaction(s). Actual investments are made based on Investment Mandates, a formal agreement between the owner of the investments and its asset manager. Business Units can only include investment classes in their Investment Mandates that are on their Local Asset List. Next to setting the allowed investment classes, the mandate also serves to agree the strategic asset allocation and asset, industry, regional, and credit concentration limits.

Reserve adequacy

The ING Insurance Eurasia Group Actuary instructs and supervises all ING Insurance Eurasia entities to ensure that the IFRS insurance liabilities of ING Insurance Eurasia are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. The reserve adequacy test is executed by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin, ensuring that the reserves remain adequate based on these assumptions. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets and new money and reinvestment rates. For short-term and reinvestments, new money rates are used. For other reinvestments, long-term best estimate assumptions are taken into account. For many products stochastic testing is required, taking the 90th percentile of results as the required level. In the case where deterministic testing is used, the 90% confidence level is achieved by subtracting risk margins of 20% from the best-estimate interest rates or one percent point, whichever is higher.

Policies

ING Insurance Eurasia has a comprehensive set of risk management policies in place, which are regularly updated to align with the best practices, regulations and change in business profile. Starting in 2011, ING Insurance Eurasia reviews all policies for compliance with emerging Solvency II and other regulations, for example Capital Requirements Directive III (CRD III).

Model governance

Models with regards to the disclosed metrics are approved by the ING Insurance Eurasia Model Committee (EMC). The EMC is responsible for policies, procedures, methodologies, models and parameters which are applied within ING Insurance Eurasia. Regional Model Committees are in place for the approval of regional models and parameters. Significant regional models and parameter changes are also subject to EMC approval. Furthermore, the Model Validation function carries out periodic validations of all internal models. To ensure independence from the business and other risk departments the department head reports directly to the Deputy CRO.

ING INSURANCE EURASIA RISK APPETITE FRAMEWORK

In order to manage risks on a day-to-day basis and balance value, earnings and capital decisions, ING Insurance Eurasia has implemented a risk limit framework, which follows a top down approach

Description
Risk Appetite	A qualitative statement defining the playing field ING Insurance Eurasia wants to act in. Driven by ING Insurance Eurasia’s business strategy.
Risk Tolerance	A quantitative boundary on the risks in which the risk taking should be within. Driven by Capital Rating targets and local capital restrictions and risk appetite for financial and non-financial risks.
Risk Limits	Limit setting to a granular level for business units throughout the organisation to constrain risk taking at the operational level within the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The risk appetite is managed by Available Financial Resources over Economic Capital Ratio (AFR/EC). This ratio is defined as the Available Financial Resources (AFR) over the amount of capital required for the current net asset value to absorb unexpected losses in a scenario based on a 99.5% confidence level with a one year time horizon. The confidence interval and horizon are aligned to Solvency II.

Financial Risks

For financial risks, the risk tolerance is translated into risk limits on several sensitivities assuming a moderate stress scenario. These limits are set on a regional and business unit level.

•	AFR sensitivities – The potential reduction of the current net asset value (based on fair values) to a change in different risk factors;

•	IFRS Earnings sensitivities – The sensitivity of realised pre tax earnings of the insurance operations to a change in different risk factors over a full year, using scenario analysis;

Other than the above mentioned sensitivities, several limit structures are put in place on corporate, regional and business unit level. Examples include, but are not limited to, the following:

•	Regulatory capital sensitivities

•	Issuer concentration limits

•	Mortality concentration limits

•	Catastrophe and mortality exposure retention limits

•	Investment and derivatives guidelines and limits

Financial Risk Management Report

The Financial Risk Management Report (FRMR) is discussed in the Risk Committee of the Supervisory board. The report contains information on the AFR/EC ratio as well as a qualitative summary of relevant risk topics in the regions and specific business units.

Actuarial Opinion

The Actuarial Opinion is a quarterly report to the Supervisory Board which highlights significant developments with respect to the adequacy of insurance liabilities, based on IFRS reserving principles. Developments that (could) have a significant impact on the IFRS P&L are also mentioned in the Actuarial Opinion. The Actuarial Opinion of the last quarter of the year is accompanied by an overview of the IFRS reserve adequacy test.

Financial Risk Dashboard

The Financial Risk Dashboard (FRD) is a report that is discussed quarterly in the Risk Committee of MBI Eurasia and in the Financial Risk Committee. The FRD provides an overview of the main financial risk metrics compared to the limits set by management in alignment with the risk appetite.

Investment Risk Dashboard

On a quarterly basis the Investment Risk Dashboard (IRD) is prepared for the general account of ING Insurance Eurasia. The IRD is reported to the Risk Committee and provides actionable management information on the portfolios. The IRD analyses how the portfolios developed over the quarter. It summarises market developments and provides several breakdowns of the portfolios to highlight (potential) risk concentrations in asset classes, industries, rating classes and individual names. Also given the crisis, the IRD was further adapted to reflect more details and new views on some of the risks in ING Insurance Eurasia’s investment portfolios.

Non-Financial Risks

To ensure robust non-financial risk management, which is also reflected in the risk tolerance levels, ING Insurance Eurasia monitors the full implementation of risk policies, minimum standards and implementation guidelines. Business units have to demonstrate that the appropriate steps have been taken to control their operational and compliance risk. ING Insurance Eurasia applies scorecards to measure the quality of the internal control within a business unit. Scoring is based on the ability to demonstrate that the required risk management processes are in place and effective within the business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Non-Financial Risk Dashboard

The Non-Financial Risk Dashboard (NFRD) is a quarterly report that is discussed at the MBI Eurasia and Risk Committee and sent to the Supervisory Board for information. The NFRD provides management at all organisational levels information on their key operational, compliance and legal risks. The NFRD is based on defined risk tolerance within the business and gives a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

Stress Testing

ING Insurance Eurasia complements its regular risk reporting process for financial and non-financial risks with (ad hoc) stress tests. Stress testing examines the effect of exceptional but plausible scenarios on the capital position of ING Insurance Eurasia. Stress testing can be initiated internally or by external parties such as the Dutch Central Bank (De Nederlandsche Bank – DNB) and the European Insurance and Occupational Pensions Authority (EIOPA).

ING INSURANCE EURASIA RISK PROFILE

RISK TYPE DESCRIPTION

ING Insurance Eurasia identifies the following main types of risk that are associated with its business

•

Insurance risk – risks such as mortality, morbidity, longevity and property and casualty (P&C) associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims

•

Business risk – risk driven by the possibility that experience deviates from expectations with respect to policyholder behaviour, expenses and premium re-rating. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent in strategy decisions and internal efficiency, and as such strategic risk is included in business risk

•

Market risk – the risk of potential losses due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread including illiquidity premium, and foreign exchange risks.

•	Credit risk – the risk of potential losses due to default by ING Insurance Eurasia debtors (including bond issuers) or trading counterparties

•

Liquidity risk – the risk that ING or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions.

•

Operational risk – the risk of direct or indirect losses resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputational risk, as well as legal risk

•

Compliance risk – the risk of damage to ING Insurance Eurasia’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies, procedures and ethical standards

ECONOMIC CAPITAL

Economic Capital (EC) within ING Insurance Eurasia is defined as the amount of additional assets to be held above the market value of liabilities in order to ensure a positive surplus in case of adverse movements. The Economic Capital model is based on a 99.5% level of confidence interval on a one-year time horizon.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Model disclosure

ING quantifies the impact of the following types of risk in its EC model:

•

Market risk – Assets and Liabilities are replicated by the business units using a finite set of standard financial instruments. The set of standard instruments consists of zero coupon bonds, market indices, equity forwards, swaptions, callable bonds, FX options and equity options.

Each unit is provided with 300 risk neutral and 200 risk volatile scenarios which are created for multiple equity indices and exchange rates, consistent with a multi-currency dynamic term structure model. The risk volatile scenarios ensure that the replicating portfolio is calibrated against enough extreme scenarios such that it can be used safely in Economic Capital calculations. Local actuarial software uses these 500 scenarios to derive stochastic cash flows. Based on this a replicating portfolio is derived. The quality of the replication is monitored by several statistical criteria, including R-squared, and benchmarked against market value sensitivities such as duration, convexity and changes in value for larger interest rate and equity shocks. By including equity options, FX options and swaptions in the replicating instruments ING Insurance Eurasia is able to incorporate implied volatility risk in the considered risk types. Credit spread risk is captured through credit-risk-bearing zero coupon bonds in the set of replicating instruments.

•

Credit default risk capital – Calculated on all portfolios which contain credit or transfer risk, including investment portfolios. The EC is calculated based on the following seven drivers: Probability of Default (measure of the standalone creditworthiness of individual debtors), Exposure at Default (estimated size of the financial obligation at the moment of default in the future), Loss Given Default (estimated recovery value of the underlying collateral or guarantees received (if any) and the unsecured part), Industry of the debtor, Country of the debtor, Remaining tenor of the underlying transactions and Type of Assets.

•	Insurance Risk – Calculated by the business unit for all sub-risks for Life, Morbidity and P&C Risk.

•	Business Risk – Calculated by the business unit for Persistency, Expense and Premium-rerating Risk.

•	Operational Risk – Calculated by a corporate risk model for all business units, in alignment with Solvency II Standard Formula.

EC Calculation and aggregation

For the EC calculation the risk system (ECAPS) uses 20,000 simulated scenarios of market risks, credit risk, business risk, operational risk, life risk, morbidity risks and P&C risk. Diversification between risks is taken into account by a Gaussian Copula, allowing for different marginal probability distributions at the risk driver level. To be more in line with Solvency II operational risk capital is treated as an add-on, it is not part of the diversification between risk types.

The 20,000 scenarios are calibrated based on the historical time series of the market risk drivers using at least 5 years of historical data. Volatilities and correlations are calibrated to represent the distribution on a quarterly frequency. For each of the 20,000 scenarios the market value of assets and liabilities and the change in value of the Market Value Surplus (MVS) is recalculated. Sorting the results and selecting the 99.5% worst change in MVS result provides the Economic Capital for the given level of aggregation.

For EC calculation ING Insurance Eurasia uses a one-year time horizon. In practice, the EC model calculates instantaneous quarterly shocks, which are annualised to determine the annualised EC. The quarterly shock is used as this stabilises the results and the shocks are within a range that can be more credibly valued for assets and liabilities. A quarterly shock also proves to have more consistency in how correlations between risk factors are defined and therefore align closer to actual risk processes and reporting cycles.

RISK PROFILE

The following table presents the reconciliation from the EC 2010 for Insurance excluding US as reported in the Annual Report 2010, to the comparable basis for ING Insurance Eurasia 2011. This reflects changes in scope and methodology. For the remainder of the risk management paragraph of ING Insurance Eurasia, the EC on a comparable basis to 2011 is used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Economic Capital 2010 reconciliation

2010
As reported for ING Insurance excluding US in 2010	10,363
Excluding non-ING Insurance Eurasia entities	(1,932)

ING Insurance Eurasia 2010, before changes	8,431
Change pension funds fee business to statutory basis	(98)
Change in models and methodology	2,985

ING Insurance Eurasia 2010, on a basis comparable to 2011	11,318

The exclusion of non-ING Insurance Eurasia entities mainly relates to the business in Latin America and the financial leverage of ING Insurance excluding US that was considered in last year’s EC.

The fee-based pension funds business in Central and Eastern Europe is regulated by local sectoral rules rather than by Solvency II regulations for insurance entities. AFR and EC of the fee-based pensions administration business were previously calculated using market consistent valuation approach. This has been replaced by using the statutory net equity and required capital of the pension funds administration companies. The impact on EC is EUR 0.1 billion.

ING Insurance Eurasia has carried out a review of the internal model in the context of a Solvency II gap analysis. In that review we benchmarked our models against the Solvency II Standard Formula, the EIOPA consultation papers and comments of expert groups like CRO Forum and Group Consultatif. In the Annual Report 2010 it was estimated that these changes would result in a material increase of EC between EUR 1 billion and EUR 2 billion. During 2011 further refinements and analyses took place which on a comparable basis would lead to an increase in the EC of 2010 of EUR 3.0 billion. The changes are related to equity risk (EUR 0.6 billion), operational risk (EUR 0.1 billion), credit spread and illiquidity premium risk (EUR 1.3 billion), business risk (EUR 0.1 billion) and less diversification (EUR 0.8 billion).

The Solvency II legislative process is still ongoing. In particular, aspects determining the valuation of the policyholder liabilities and thereby the sensitivity to market and other risk factors on the own funds are not yet settled. The Economic Capital model will continue to be updated to reflect most recent market data, developments in best practices, and Solvency II legislation.

The following table provides the Economic Capital breakdown by business line with diversification benefits allocated to the business lines.

Economic Capital break-down ING Insurance Eurasia (99.5%) by business line

	2011	2010
Insurance Benelux	3,988	5,075
Insurance Central & Rest of Europe	859	1,126
Insurance Asia/Pacific	2,919	2,759
Corporate Line Eurasia (1)	2,520	2,358

Total insurance Eurasia	10,286	11,318

(1)

Corporate Line includes funding activities at ING Insurance Eurasia level, explicit internal transactions between business unit and Corporate Line, managed by Capital Management, and corporate reinsurance. The responsibility (and risk) of free assets located within the business line for which there is no explicit transfer via a Corporate Line transaction remain at the business unit level.

While the figures above are shown by business line, the diversification across ING Insurance Eurasia businesses is calculated across business units. Total diversification between ING Insurance Eurasia’s business units and the Corporate Line Eurasia is 34% (2010: 28%).

Economic Capital for ING Insurance Eurasia decreased from 2010 to 2011 primarily due to significant de-risking activities in the Benelux and overall lower market valuations, partly offset by increased interest rate risk in Asia Pacific as actual market rates have become closer to guarantees embedded in the insurance products.

The Corporate Line risk includes foreign exchange translation risk related to the potential loss of market value surplus in non-euro denominated business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The table below shows the breakdown of the Economic capital per risk type. Details can be found in the various risk type sections below.

Economic Capital break-down ING Insurance Eurasia (99.5%) by risk category

	2011	2010
Insurance risk	2,003	1,833
Business risk	3,011	2,979
Market risk	7,651	9,411
Credit default risk	606	627
Operational risk	640	633
Diversification between risk types	(3,625)	(4,165)

Total insurance operations Eurasia	10,286	11,318

INSURANCE RISK

Insurance risks comprise of actuarial and underwriting risk such as mortality, longevity, morbidity and property & casualty risks which result from the pricing and acceptance of insurance contracts.

Model disclosure

The table below shows the main risk categories for insurance risks within ING Insurance Eurasia. IFRS Earnings sensitivities are defined on a shock scenario at the 90% confidence level, EC numbers are determined using a 99.5% confidence interval on a one-year horizon.

	Description	Key Drivers
Mortality

Mortality risk can be subdivided into:

•     Positive mortality risk occurs when claims are higher due to higher mortality experience e.g. term insurances

•     Negative mortality risk occurs when insured persons live longer than expected, for instance pension products. Longevity risk hits earnings gradually over time.

IFRS Earnings: Death claims in life business EC: Pension and annuity business mainly in the Netherlands

Morbidity

Morbidity or Health insurance covers insurance indemnifying or reimbursing losses (e.g. loss of income) caused by illness or disability, or for expenses of medical treatment necessitated by illness or disability.

IFRS Earnings & EC: Income protection in the Netherlands and Health riders in Korea and Malaysia

Property & Casualty	P&C insurance products cover various risks such as fire damage, car accidents, personal and professional liability, hurricanes etc.	IFRS Earnings & EC: Storms and third party liabilities in Benelux

ECONOMIC CAPITAL

Economic Capital ING Insurance Eurasia (99.5% undiversified) by Risk Category

	2011	2010
Mortality	1,203	1,138
Morbidity	591	516
P&C	209	179

Total Insurance Risk	2,003	1,833

Sensitivities

IFRS Earnings sensitivities for Insurance risks

	2011	2010
Mortality	(34)	(30)
Morbidity	(123)	(99)
P&C	(76)	(49)

Overall exposure to insurance risks did not change significantly during 2011. Annual review of actuarial assumptions for Insurance risk is reflected in the numbers.

Mitigation

In general, insurance risk cannot be (easily) hedged directly via the financial markets and are partially mitigated by diversification across large portfolios. They are therefore managed at the contract level through underwriting policies, product designs requirements, independent product approval processes and risk limitations related to insurance policy terms and conditions agreed with the client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk not mitigated by diversification is managed through concentration and exposure limits and through reinsurance and/or securitisations:

•	Tolerance limits for non-life insurance risk are set by line of business for catastrophic events and individual risk

•	Tolerance limits for life insurance risk are set per insured life and significant mortality events affecting multiple lives such as pandemics

•	Reinsurance is used to manage tolerance levels according to the ING Insurance Eurasia reinsurance credit risk policy. This is mainly done for property & casualty insurance business.

•	Catastrophic losses resulting from events such as terrorism are considered to be uninsurable. ING participates in industry pools in various countries to mitigate this risk.

BUSINESS RISK

Business risk for insurance is essentially the risk that insurance operations accept as a consequence of participating in the insurance business. In practice this can be defined as the exposure to the possibility that experience differs from expectations with respect to expenses, the run-off of existing business (persistency/renewals), future premium rerating, etc.

Model disclosure

The table below shows the main risk categories for business risk within ING Insurance Eurasia. EC numbers are determined using a 99.5% confidence interval on a one-year horizon.

	Description	Key Drivers
Persistency	The risk that actual persistency in the future of existing business develops adversely compared to expected persistency of existing business	EC: Less surrenders of policies with in-the-money guarantees and higher surrender of policies with higher profitability in Asia

Expense	The risk that actual expenses in the future exceed the expected expenses	EC: Expense overruns in the Benelux

Premium re-rating	The risk that actual premium rate adjustments in the future are less than the expected premium adjustment	EC: Related to renewable heath riders in Malaysia

ECONOMIC CAPITAL

Economic Capital ING Insurance Eurasia (99.5% undiversified) by Risk Category

	2011	2010
Business Risk	3,011	2,979

MARKET RISK

ING Insurance Eurasia is exposed to market risk to the extent the market value of surpluses can be adversely impacted due to movements in financial markets. Changes in financial market prices impact the market value of ING Insurance Eurasia’s asset portfolio and hedging derivatives directly as well as through the calculated market value of the insurance liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The table below shows the main risk categories for market risk within ING Insurance Eurasia. EC numbers are based on a 99.5% confidence interval on a one-year horizon. IFRS and AFR sensitivities measurement is described in the table below.

	Description	Key Drivers
Interest Rate

Impact of interest rate changes in assets and liabilities

AFR & IFRS earnings sensitivities:

•    Measured by the impact of a 30% upwards and downwards shock relative to the ten year swap rate. Minimum shock is floored at 50 basis points and capped at maximum 150 basis points. Shocks are applied to forward rates up to the last available tenor of the interest rate curve

IFRS Earnings : Guaranteed separate account pension business in the Netherlands

AFR & EC: Duration gap for Traditional Life products in Korea caused by non-availability of long duration assets and embedded options in the guaranteed separate account pension business in the Netherlands.

Equity

Impact of changes in equity prices which impacts direct equity exposure and loss of fee income from unit linked, Variable Annuity (VA), pension and fund business.

AFR & IFRS earnings sensitivities:

•    Measured by the impact of a 25% drop in equity prices

IFRS Earnings, AFR & EC: Direct equity exposure and embedded options in guaranteed separate account pension business in the Netherlands and embedded options in VA business in Japan

FX	Impact of losses related to changes in exchange rates AFR & IFRS earnings sensitivities: • Measured by the impact of a 10% up and down movement of currencies compared to the euro	IFRS Earnings: Translation risk of IFRS earnings from non-Euro businesses AFR & EC: Translation risk of market value surplus from non-euro businesses

Implied Volatility (Equity & Interest Rate)

Impact of losses on assets and liabilities due to movements in the volatility implied from market option prices.

AFR & IFRS earnings sensitivities:

•    For interest rate measured by the impact of a relative increase of 30% in implied volatilities

•    For Equity measured by the impact of a relative increase in implied volatilities based on tenor: 80% for tenors less than 1 year, up 30% for tenors between 1 and 3 years, up 20% for tenors between 3-7 years and up 10% for tenors of 7 years and above.

NOTE: this impact was not disclosed in 2010 for IFRS earnings as it was considered to be immaterial

IFRS Earnings, AFR & EC: Embedded options in: • traditional Life products in Korea • guaranteed separate account pension business in the Netherlands • VA business in Japan

Credit Spread

Impact of an increase in credit spreads on investments in fixed income securities offset by movements in the liquidity premium on the liabilities.

AFR & IFRS earnings sensitivities:

•    Measured by the impact of a relative increase based on multiplying duration by a rating based shock (e.g. single A shock is 110 basis points).

•    AAA and AA rated government bonds and home government bonds in local currency (for example KRW government bonds in Korea) are excluded, exception only applicable to Greek bonds.

•    Shocks for structured credit are 50% higher than for corporate and government bonds.

•    Liquidity premium is shocked by 50 basis points up to a certain tenor depending on the currency (e.g. EURO 15 years, USD 30 years)

In order to avoid double counting Credit Default Risk is only captured for IFRS earnings, while Credit Spread Risk is only measured for AFR. The only exception is impaired assets for which Credit Spread risk is measured for IFRS earnings.

IFRS: Impaired assets in Greece. AFR & EC: Debt securities in all regions. Liquidity premium offset primarily in the Benelux

Real Estate Price Risk

Impact of the value of Real Estate assets because of a change in earnings related to Real Estate activities and/or a change in required investor yield

AFR & IFRS earnings sensitivities:

•    For AFR this is measured by the impact of a 15% drop in real estate prices for all real estate holdings

•    For IFRS Earnings this is measured by the impact of a 15% drop in real estate prices only for the minority holdings and direct for all real estate revalued through P&L. Other holdings will be included in case of a possible impairments caused by the drop in prices

IFRS Earnings, AFR & EC : Real estate holdings in the Benelux

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ECONOMIC CAPITAL

Economic Capital ING Insurance Eurasia (99.5% undiversified) by Risk Category

	2011	2010
Market Risk	7,651	9,411

Economic capital mainly reduced due to a decrease in equity risk caused by market conditions and additional hedges which were put in place for the direct equity holdings in the Benelux. In addition credit spread risk reduced as Southern European government bonds were replaced by Dutch, Japanese and German government bonds.

Sensitivities

Sensitivities for market risks

	AFR 2011	IFRS Earnings 2011	AFR 2010	IFRS Earnings 2010

Interest Rate Up	746	(220)	601	(170)
Interest Rate Down	(1,601)	405	(1,462)	251
Equity	(823)	308	(1,720)	(85)
FX	(972)	(89)	(877)	(113)
Implied Volatility	(432)	(116)	(463)	n/a
Credit Spread	(180)	(195)	(1,912)	(236)
Real Estate	(790)	(782)	(798)	(791)

The Available Financial Resources are currently mainly sensitive to downward interest rates movements and declining equity and real estate prices. Compared to 2010 the downward interest rate sensitivity was reduced by hedges put in place in the Benelux. The sensitivity to equity prices was reduced because of hedges put in place in the Benelux to protect the direct equity exposure. Credit Spread reduced significantly compared to 2010 due to an increased offsetting effect of liquidity premium present in spreads.

The IFRS earnings are mainly sensitive to interest rate movements and a decline in real estate prices. During 2011 the sensitivities for Real Estate risk remained fairly stable. The Interest rates sensitivities compared to 2010 are mainly influenced by the additional hedges put in place in the Benelux. IFRS sensitivities for implied volatility of interest rates and of equity are disclosed since 2011.

REAL ESTATE

Real estate price risk arises from the possibility that the value of real estate assets fluctuates because of a change in earnings related to real estate activities and/or a change in required investor yield. Real estate exposure is mainly present in Europe, more specifically Benelux.

ING Insurance Eurasia has two different categories of real estate exposure on its insurance books. First, ING Insurance Eurasia owns buildings it occupies. Second, ING Insurance Eurasia has invested capital in several real estate funds and direct real estate assets. A decrease in real estate prices will cause the value of this capital to decrease and as such ING Insurance is exposed to real estate price shocks.

The second category can be divided on the one hand in minority stakes in real estate assets that are revalued through equity and on the other hand stakes in funds and direct real estate revalued through P&L. Only for the last category will real estate price shocks have a direct impact on reported net profit.

Real Estate Exposure Profile by Sector Type:

Sector	Revalued through P&L 2011	Not revalued through P&L 2011	Revalued through P&L 2010	Not revalued through P&L 2010
Residential	325	751	349	785
Office	1,320	171	1,321	199
Retail	1,975	0	1,933	0
Industrial	440	0	422	0
Other	212	518	166	502

Total	4,272	1,440	4,191	1,486

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

As at December 31, 2011, ING Insurance Eurasia has EUR 3.6 billion of real estate related investments (excluding leverage). ING Insurance Eurasia’s real estate exposure (i.e. including leverage) is EUR 5.7 billion of which EUR 4.3 billion is recognised as fair value through P&L and EUR 1.4 billion is not revalued through P&L, but is either booked at cost or is revalued through equity (with impairments going through P&L). In total, real estate exposure increased by EUR 35 million, mainly as a result of positive fair value changes (EUR 22 million), net investments (EUR 126 million) and FX revaluation (EUR 8 million) offset by divestments (EUR 87 million) and impairments (EUR 34 million).

CREDIT RISK

The main credit risk for ING Insurance Eurasia stems from the bond portfolio. This risk is largely measured through the credit spread risk economic capital that is part of the market risk methodology. The spread risk captures differences in risk (and diversification) between rating classes and regions, but does not capture idiosyncratic risk. This name-specific risk is measured in the Credit Default model, using every bond issuer’s probability of default (PD) and stressed loss given default (LGD). For corporate bonds, the idiosyncratic risk is also managed with rating based issuer & lending limits that prevent large exposures in one (group of related) single name(s). An outright loss given default limit serves as the final backstop for corporate exposures. Government exposures are separately monitored. The credit risk profile is monitored and reported in the Investment Risk Dashboard.

Given the size of the portfolio, term loans (including private placements) are a much smaller source of credit risk for ING Insurance Eurasia. These exposures are also included in the issuer & lending limit monitoring. Residential mortgages and policy loans form the retail credit risk exposures of ING Insurance Eurasia. Credit risks are contained through underwriting criteria and the availability of collateral.

The third source of credit risk is the claims on counterparties from OTC derivatives, money market lending and reinsurance.

•

Derivatives transactions are only allowed under an ISDA-master agreement with Credit Support Annex, ensuring that ING Insurance Eurasia receives collateral from its counterparty for the total positive marked-to-market value of all bilateral derivative contracts between ING Insurance Eurasia and that counterparty. In case the net marked-to-market is negative, collateral must be posted with the counterparty.

•

Money market lending is only done with banks of good credit standing. ING Insurance Eurasia maintains money market limits for each of these banks. The counterparties are continuously monitored for developments that could warrant lowering the limit.

•

Reinsurance credit risk is the risk that one of ING Insurance Eurasia’s reinsurers fails to pay timely, or fails to pay at all, valid claims that were reinsured by ING Insurance Eurasia with that reinsurer. ING Insurance Eurasia mitigates this risk by diversifying its reinsurance exposure over various well rated reinsurers, and by requiring collateral for reinsurance contracts that could lead to reinsurance exposures above a minimum threshold.

Within ING Insurance Eurasia, the goal is to maintain a low-risk, well diversified credit portfolio that meets or exceeds market based benchmark returns. ING Insurance Eurasia has a policy of maintaining a high quality investment grade portfolio while avoiding large risk concentrations. The emphasis is on managing business developments within the business lines by means of top-down concentration limits for individual borrowers and certain asset classes.

The table below shows the main risk categories for credit risk within ING Insurance Eurasia. EC numbers are based on a 99.5% confidence interval on a one-year horizon. IFRS and AFR sensitivities measurement is described in the table below.

	Description	Key Drivers
Credit Default

Impact of a default of counterparties on IFRS earnings

IFRS earnings sensitivities(1):

•    Measured by the impact of multiplying the Historical Cost, the Probability of Default, and the Loss Given Default (stressed by 15%).

•    Impaired assets are shocked as per the Credit Spread methodology

IFRS Earnings and EC: General account assets in all regions, mostly bond investments and lending portfolio.

Credit Spread	See Market Risk section

(1)

In order to avoid double counting Credit Default Risk is only captured for IFRS earnings, while Credit Spread Risk is only measured for AFR. This assumes Credit Default Risk for mortgages and concentration does not have a material Impact on the AFR.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ECONOMIC CAPITAL

Economic Capital ING Insurance Eurasia (99.5% undiversified) by Risk Category

	2011	2010
Credit Default Risk	606	627

Sensitivities

IFRS Earnings sensitivities for Insurance Credit Risks

	2011	2010
Credit Default	(160)	(236)

Risk Profile

ING Insurance Eurasia’s goal is to maintain a low-risk, well diversified investment grade portfolio while avoiding large risk concentrations. To limit and diversify spread risk, ING Insurance Eurasia manages the credit portfolio’s distribution over rating classes and industries. Both profiles also include the non-traded fixed income and money market products whose risks are measured with the Credit Default model. The specific risks are contained through the combined issuer and lending concentration limit framework and the separate money market and reinsurance limit frameworks. Please note that for all of the following tables, the figures exclude all ING intercompany exposures.

Risk Classes: ING Insurance Eurasia portfolio, as % of total outstandings (1)

		2011	2010
1	(AAA)	29.9%	26.5%
2-4	(AA)	16.3%	15.3%
5-7	(A)	28.0%	31.3%
8-10	(BBB)	8.7%	9.2%
11-13	(BB)	3.9%	4.6%
14-16	(B)	2.3%	2.4%
17-22	(CCC, Unrated & Problem Grade)	10.9%	10.7%

		100.0%	100.0%

(1)

Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration and are based on ultimate parent.

ING Insurance Eurasia rating class distribution remained fairly stable during 2011. The increase in the AAA class is mainly due to an increase in AAA government bonds. The CCC, Unrated and Problem Grade class which mainly contains bonds from unrated counterparties, private equity and real estate investments.

Risk Concentration: ING Insurance Eurasia portfolio, by economic sector (1)(2)

	2011	2010
Non-Bank Financial Institutions	17.2%	17.4%
Central Governments	43.6%	41.3%
Commercial Banks	10.7%	12.9%
Private Individuals	7.5%	7.9%
Real Estate	2.6%	2.8%
Utilities	2.8%	2.5%
Natural Resources	1.6%	1.5%
Food, Beverages & Personal Care	1.0%	1.0%
Other	13.0%	12.7%

	100.0%	100.0%

(1)	Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities.
(2)	Economic sectors below 2% are not shown separately but grouped in ‘Other’.

Main shift in 2011 is an increase in central governments due to an increased exposure to European Central Governments, mainly Dutch, Japanese and German.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Largest economic exposures: ING Insurance Eurasia portfolio, by geographic area (1)

	2011	2010
Netherlands	21.7%	21.3%
Belgium	3.8%	3.6%
Rest of Europe	42.7%	46.1%
Americas	5.9%	6.2%
Asia/Pacific	25.0%	21.7%
Rest of World	0.9%	1.1%

Total	100.0%	100.0%

(1)	Country is based on the country of residence of the ultimate parent.

The decrease in Rest of Europe is mainly due to decreased exposure to Central Governments of Southern European countries.

Security lending business

ING Insurance Eurasia entities can enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING Insurance Eurasia held as collateral under these types of agreements at December 31, 2011 was EUR 8.4 billion (2010: EUR 9.5 billion). The decrease was due to the reduced security lending activities. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING Insurance Eurasia). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or pledged in other (similar) transactions. ING is obliged to return equivalent securities in such cases.

Mitigation

ING Insurance Eurasia uses different credit risk mitigation techniques, of which the use of ISDA Master Agreements accompanied with Collateral Agreements for all OTC derivative-transactions is an important example. Other forms of cover are mortgages and guarantees, both are important to enhance the credit quality of ING Insurance Eurasia’s mortgage portfolios.

Credit Covers

The table below shows the cover values per credit risk category. At ING Insurance Eurasia, cover is a term which is defined as any security, lien, mortgage, or collateral interest in an asset or guarantee, indemnification or undertaking received (either by contract and/or by law) that is intended to reduce the losses incurred subsequent to an event of default on an obligation (usually financial in nature) a customer may have towards ING Insurance Eurasia. Within ING Insurance Eurasia, covers are subdivided into two distinct groups, called collateral and promises.

Reference is made to Credit risk management classification as included in the accounting policies for the consolidated annual accounts for a reconciliation between credit risk outstandings categories and financial assets.

Collateral

Collateral is a security interest in assets. If the customer defaults on its promised performance, the asset is given as collateral or security for that obligation is liquidated, such that the proceeds can be applied towards full or partial compensation of the pledgor’s (financial) obligation to ING Insurance Eurasia. Assets have monetary value and are generally owned by the person or organisation, who gives them as collateral to ING Insurance Eurasia. Examples of collateral are insurance policies or investment accounts of clients pledged to ING Insurance Eurasia as collateral for mortgage loans, or payables or funds withheld for reinsurance exposures.

Promises

Promises are defined as a legally binding declaration by persons or organisations that give ING Insurance Eurasia the right to expect and claim from those persons or organisations if an ING Insurance Eurasia’s customer fails on its obligations to ING Insurance Eurasia. An example is the guarantee by the Dutch National Mortgage Guarantee scheme (NHG) for residential mortgage loans.

In the tables below the residential mortgage portfolio and the mortgage collateral amount are shown. Please note that the figures shown are based on credit collateral amounts, meaning the market values of these properties after haircuts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Outstandings – Cover values including guarantees received

		December 31, 2011
		Outstandings	Mortgages	Cash	Guarantees	Other	Total Credit Covers
Investment	Financial Institutions	20,670	—	—	—	183	183
	Other	61,334	—	—	—	3	3
Lending	Residential Mortgages	5,603	7,062	—	482	398	7,942
	Financial Institutions	777	—	—	—	—	—
	Commercial Lending	3,086	341	—	—	—	341
	Government Lending	280	—	—	—	—	—
	Other	88	—	—	—	—	—
Reinsurance	Financial Institutions	531	—	139	—	62	201
Other	Financial Institutions	5,889	—	77	—	45	122

Total		98,258	7,403	216	482	691	8,792

Outstandings – Cover values including guarantees received

		December 31, 2010
		Outstandings	Mortgages	Cash	Guarantees	Other	Total Credit Covers
Investment	Financial Institutions	22,023	—	—	—	194	194
	Other	56,167	—	—	—	1	1
Lending	Residential Mortgages	5,835	7,197	—	475	491	8,163
	Financial Institutions	260	—	—	—	—	—
	Commercial Lending	2,910	352	—	—	—	352
	Government Lending	326	—	—	—	—	—
	Other	—	—	—	—	—	—
Reinsurance	Financial Institutions	475	—	47	—	63	110
Other	Financial Institutions	6,059	—	—	—	10	10

Total		94,055	7,549	47	475	759	8,830

The credit covers in the above table represent the sum of all existing covers, however excess cover amounts on specific assets cannot be put in place for other assets without covers, or with a cover amount that is smaller than the underlying exposure. The valuation methods for covers may vary per cover.

In comparison to 2010 figures, the overall cover amount remained largely unchanged. The increase in cash collateral is due to the data quality improvements with regards to reinsurance exposures and bond repo positions in the Hong Kong life business. For residential mortgage lending, the total loan amount decreased nearly 4%, while the total cover amount for residential mortgages decreased approximately by 2%. The decrease was most notable in the category ‘other cover’ (which comprises of insurance policies received and pledged securities), mainly due to a decrease in the number of covers and the average cover value. The guaranteed value of the Dutch National Mortgage Guarantee scheme (NHG) is estimated to be EUR 1.6 billion. The estimated value of the guarantee can differ depending on the number and amount of rejected NHG claims under the scheme (rejection of claims can occur in case the lending institution does not fully comply with the NHG rules).

Loan-to-Value

The LTV ratio relates the total loan amount to the market value of the collateral. The market value is the registered value as adopted from the valuation report of a qualified appraiser or valuer. For example, the LTV of portfolio invested in The Netherlands is based on foreclosure value. When available, indexation is applied to revalue the collateral to the present value. In the LTV calculation the following property covers are included: residential and industrial/commercial properties, land and applicable other fixed assets. All other covers are excluded.

In some countries residential mortgages are covered by governmental or commercial sponsors. For example the NHG (see previous section) in the Netherlands guarantees the repayment of a loan in case of a forced property sale. These covered mortgages are included in the calculation of the weighted average LTV.

The ING Insurance Eurasia residential mortgage portfolio amounts to EUR 5.6 billion, making up 5% of the total ING Insurance Eurasia outstandings. The residential mortgage portfolio is for 97% concentrated in the Netherlands (Nationale-Nederlanden). The average LTV of the Dutch residential mortgage portfolio amounts to 86%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Problem loans

At December 31, 2011 EUR 65 million was classified as a problem loan (2010: EUR 73 million).

Past-due obligations

ING Insurance Eurasia continually measures its portfolio in terms of payment arrears. Particularly the retail residential portfolios are closely monitored on a monthly basis to determine if there are any significant changes in the level of arrears. Generally, an obligation is considered ‘past-due’ if a payment of interest or principal is more than one day late. In practice, the first 15 days after an obligation becomes past due are considered to be operational in nature for the retail loans and small businesses. After this period, letters are sent to the obligor reminding the obligor of its (past due) payment obligations. If the arrear still exists after 60 days, the obligation is transferred to one of the departments that deals with these problem loans.

Aging analysis (past due but not impaired) outstandings (1)(2)

	2011	2010
Past due for 1-30 days	82	88
Past due for 31-60 days	24	28
Past due for 61-90 days	17	14

Total	123	130

(1)	Based on residential mortgages only.
(2)	The amount of past due but not impaired financial assets in respect of non-lending activities was not material.

Impaired loans and provisions

The credit portfolio is under constant review. Generally, all loans with past due financial obligations of more than 90 days are automatically reclassified as impaired. For the wholesale lending portfolios and securities obligations, there are generally reasons for declaring a loan impaired prior to being 90 days past due. These include, but are not limited to, ING Insurance Eurasia’s assessment of the customer’s perceived inability to meet its financial obligations, or the customer filing for bankruptcy or bankruptcy protection. In some cases, a material breach of financial covenants will also trigger a reclassification of a loan to the impaired category. ING Insurance Eurasia identifies those loans as impaired loans when it is likely that the principal and interest amounts contractually due will not be collected in accordance with the contractual terms of the loan agreements, based on current information and events. A formal analysis takes place quarterly to determine the provisions for possible bad debts, using a bottom-up approach. Conclusions are discussed in the Disclosure Committee, which advises the Management Board on specific provisioning levels.

During 2010 and 2011 there were no impairments for loans within ING Insurance Eurasia. Provisions reported here relate to personal loans and mortgages, and are mainly present in Benelux.

Provisions: ING Insurance Eurasia portfolio

	2011	2010
Opening balance	73.0	55.1
Write-offs	(11.7)	(4.9)
Recoveries	1.9	1.0
Increase/(decrease) in loan loss provision	19.7	21.6
Exchange differences	(0.2)	0.2
Other changes	0.5	0.0

Closing balance	83.2	73.0

LIQUIDITY RISK

Liquidity risk refers to the risk that a company is unable to settle financial obligations when they fall due. Liquidity in this context is the availability of funds, or certainty that funds will be available without significant losses, to honour all commitments when due. ING Insurance Eurasia identifies two related liquidity risks: funding liquidity risk and market liquidity risk. Funding liquidity risk is the – primary – risk that ING Insurance Eurasia will not have the funds to meet its financial obligations when due. Market liquidity risk is the – secondary – risk that an asset cannot be sold without significant losses. The interrelation with funding liquidity stems from the fact that when payments are due, and not enough cash is available, investment positions need to be converted into cash. When Market liquidity is low, this would lead to a loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Similar to other market risks, liquidity risk falls under the supervision of the Risk Committee. ING Insurance Eurasia maintains a liquidity policy that defines liquidity limits in line with risk tolerances. The Liquidity Management Principles include the following:

•	Interbank funding markets should be used to provide liquidity for day-to-day cash management purposes;

•	A portion of assets must be invested in unencumbered marketable securities that can be used for collateralised borrowing or asset sales;

•	Strategic asset allocation should reflect the expected and contingent liquidity needs of liabilities; and

•	Adequate and up-to-date contingency liquidity plans should be in place to enable management to act effectively and efficiently in times of crisis.

ING Insurance Eurasia defines three levels of Liquidity Management. Short term liquidity, or cash management covers the day-to-day cash requirements under normal business conditions and targets funding liquidity risk. Long term liquidity management considers business conditions, in which market liquidity risk materialises. Stress liquidity management looks at the company’s ability to respond to a potential crisis situation. Two types of crisis liquidity events can be distinguished: a market event and an ING Insurance Eurasia specific event. These events can be short-term or long-term and can both occur on a local, regional or global scale. Depending on the type of event, the policy also defines the composition of the crisis teams.

Liquidity risk is measured through several metrics including ratios and cash flow scenario analysis, in the base case and under several stressed scenarios.

OPERATIONAL RISK

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputational loss, as well as legal risk whereas strategic risks are not included. Operational risk also includes IT risk.

For Operational Risk ING Insurance Eurasia has developed a framework governing the process of identifying, assessing, mitigating, monitoring and reporting operational risks. The framework is based on the elements of the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission). The Operational Risk capital calculation is described in the Economic capital section.

The Operational risk function works with the Operational Risk Management (ORM) Scorecard process to evaluate yearly the embedding level of the ORM Framework in each business. Policies and minimum standards governing the framework are kept in the policy house. During 2011 Operational Risk started with the implementation of this policy house in which the existing policies are kept in a well structured and easy to access manner.

Risk appetite is defined as the risk level management is prepared to tolerate. The operational risk appetite levels are set by the management team of ING Insurance Eurasia. Via Non Financial Risk Committees (NFRC’s) it is ensured that responsible line managers mitigate the risks that are not within the risk appetite. Incidents and operational risks are tracked and reported on a quarterly basis to management in the Non Financial Risk Dashboard.

Integrated risk assessments are performed at least once a year to determine the completeness of the risks in scope and the level of the risks. Mitigating actions are taken on those risks that are identified as risks beyond the risk appetite level. Status of the mitigating actions is tracked.

To ensure an independent Operational risk function and the possibility for the Operational risk officers to be impartial and objective when advising business management on Operational Risk in their Business Unit and Region, a dual reporting line, directly to Chief Risk Officer of their business and functionally to the next higher level Operational risk Officer, is in place. The head of Operational risk ultimately reports directly to the Deputy Chief Risk Officer.

ECONOMIC CAPITAL

Economic Capital ING Insurance Eurasia (99.5% undiversified) by Risk Category

	2011	2010
Operational Risk	640	633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

COMPLIANCE RISK

Compliance Risk is defined as the risk of damage to ING Insurance Eurasia’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies, procedures and ethical standards. In addition to reputational damage, failure to effectively manage Compliance Risk could expose ING Insurance Eurasia to fines, civil and criminal penalties, and payment of damages, court orders and suspension or revocation of licenses, which would adversely impact customers, staff and shareholders of ING Insurance Eurasia.

ING Insurance Eurasia separates Compliance Risk into four conduct-related integrity risk areas: client conduct, personal conduct, organisational conduct as well as conduct required because of laws and regulations in the financial services industry. In addition to effective reporting systems, ING Insurance Eurasia has a Whistleblower procedure which encourages staff to speak up if they know of or suspect a breach of external regulations or internal policies or Business Principles.

As a result of frequent evaluation of all businesses from economic, strategic and risk perspectives ING Insurance Eurasia continues to believe that doing businesses in Myanmar, North Korea, Sudan, Syria, Iran and Cuba should be discontinued. ING Insurance Eurasia has a policy not to enter into new relationships with clients from these countries and processes remain in place to discontinue existing relationships involving these countries.

ING Insurance Eurasia performs a due diligence process when developing products and invests considerably in the maintenance of risk management, legal and compliance procedures to monitor current sales practices. Customer protection regulations as well as changes in interpretation and perception by both the public at large and governmental authorities of acceptable market practices might influence client expectations. The risk of potential reputational and financial impact from products and sales practices exists because of the market situation, customer expectations, reported incidents and regulatory activity. As part of ING Insurance Eurasia’s customer centric commitment, Compliance Risk Management and the business work closely together to optimise both products and services to meet the customers’ needs.

ING Insurance Eurasia Compliance Risk Management has developed a framework governing the process of identifying, assessing, mitigating, monitoring and reporting compliance risks. The Compliance function works with the ORM Scorecard process to evaluate yearly the level in which the Compliance Risk Management Framework is embedded in each business.

To ensure an independent compliance function and the possibility for the Compliance Officers to be impartial and objective when advising business management on Compliance Risk in their Business Unit and Region, a dual reporting line, directly to General Management of their business and functionally to the next higher level Compliance Officer, is in place.

Main developments in 2011

•

Building Customer Trust – As part of ING Insurance Eurasia’s customer centric commitment, Compliance Risk Management and the business worked closely together to optimise both products and services to meet the customers’ needs.

•	Learning – Continuous education and awareness training was provided through face-to-face training sessions and online learning tools.

ING INSURANCE US

MISSION AND OBJECTIVES

As a financial services company active in investments, life insurance and retirement services ING Insurance US is naturally exposed to a variety of risks. The mission of risk management in ING Insurance US is to build a sustainable and competitive advantage by fully integrating risk management into daily business activities and strategic planning.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The following principles support this objective:

•	A transparent communication to internal and external stakeholders on risk management and value creation

•	Compliance with internal and external rules and guidelines is monitored

•	Product and Portfolios are structured, underwritten, priced, approved and managed appropriately

•	The risk profile of ING Insurance US is transparent, managed to avoid surprises and is consistent with delegated authorities

•	Delegated authorities are consistent with the overall ING Insurance US strategy and risk appetite

RISK GOVERNANCE

The risk governance is based on the “three lines of defence” framework which ensures that risk is managed in line with the risk appetite as defined by the Management Board AIH (MB AIH) and ratified by the Supervisory Board and is cascaded throughout ING Insurance US.

For most of 2011 ING Insurance US executive management delegated risk governance to a financial risk committee called “Business Line Insurance US & BL US Closed Block Variable Annuity Asset Liability Committee”, the BL ALCO, and a non-financial risk committee called “Operational Risk Committee”.

•	BL ALCO

Provided oversight on all financial risk related issues for ING Insurance US.

Advised management on risk limits and appetites, approved investment mandates, oversaw assumption setting.

Implemented and monitored ING Group risk policies ensuring consistency across business units.

•	Operational Risk Committee

Addressed bottoms up business unit operational risk matters.

Coordinated across business units on issues including financial controls, business continuity, and information security.

Implemented and monitored ING Groups’ operational risk policies across business units.

In the last quarter of 2011, ING Insurance US transitioned to an expanded risk governance structure as described below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Board level risk oversight

ING Insurance US has a two-tier board structure consisting of the Management Board AIH (MB AIH) and the Supervisory Board.

The Supervisory Board is responsible for supervising the policy of the MB AIH, the general course of affairs of the Company and its businesses. For Risk Management purposes the Supervisory Board is assisted by two sub-committees:

•

The Audit Committee assists in reviewing and assessing ING Insurance US’s major risks and the operation of internal risk management and control systems, as well as policies and procedures regarding compliance and its applicable laws and regulations;

•	The Risk Committee assists in matters related to risk governance, risk policies and risk appetite setting.

The Chief Risk Officer (CRO) attends the meetings of both committees. The MB AIH is responsible for managing the risks associated with the activities of ING Insurance US. The MB AIH responsibilities include ensuring the risk management and control systems are effective and ING Insurance US complies with relevant legislation and regulations. The MB AIH reports and discusses these issues on a regular basis with the Supervisory Board, and reports to the Audit Committee on a quarterly basis on ING Insurance US’s risk profile versus its risk appetite.

As part of the integration of risk management into the annual strategic planning process, the MB AIH issues a Planning Letter which provides the organization with the corporate strategic planning, and addresses key risk issues. Based on this letter the business lines develop their business plans, including qualitative and quantitative assessment of the risks involved. As part of the process strategic limits and risk appetite levels are explicitly discussed. Based on the business plans the Management Board formulates the Strategic plan which is submitted to the Supervisory Board for approval.

Executive Level

As noted above, during 2011 ING Insurance US transitioned from a financial risk committee called “Business Line Insurance US & BL US Closed Block Variable Annuity Asset Liability Committee” and a non-financial risk committee called “Operational Risk Committee” to the expanded structure described below.

For risk related issues the MB AIH relies on the Executive Committee which has delegated risk related tasks to the following committees:

•	Risk Committee

Assists the Executive Committee (EC) by focusing on ING Insurance US risk management and capital issues.

Advises the EC with respect to financial, non-financial, product and model risk issues (“All Risks”).

Recommends, approves and reviews risk policies and determines risk appetite, tolerance and limits.

The Risk Committee has a number of sub-committees focussing on different risk areas:

•	Product Committee

Oversees all insurance product risk issues across ING Insurance US. These include insurance risks and interest rate sensitivity (interest guarantees, profit sharing to policyholders, lapse/surrender or increased exposure of products sold, and hedges).

Responsible for preparation/approval on product risk items (e.g., product approval, actuarial assumption setting), monitoring underwriting and management of the product portfolio.

•	Operational Risk Committee

Oversees all non-financial risk issues across ING Insurance US. This includes operational, compliance, legal and reputation risk.

Responsible for preparation/pre-approval of non financial risk items, oversight on non-financial risk issues, and deciding on reported risks and proposed accepted risk.

•	Model Committee

Oversees all model and model validation risk issues across ING Insurance US.

Responsible for preparation/pre-approval of model risk items and oversight on model validation.

•	Asset Liability Committee

Reviews methods and techniques for calculating Asset Liability Management risk, advice about limits and check for breaches in the investment mandates.

Addresses balance sheet management, Statutory Capital requirements, and liquidity needs and recommend to the Executive Committee.

Oversees activities and initiatives related to ING Insurance US debt ratings and relationships with ratings agencies.

Recommends capital and liquidity requirements to the Risk Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk Management Function

The Chief Risk Officer bears primary and overall responsibility for the risk management function within ING Insurance US, which identifies, measures, monitors and reports risk within ING Insurance US. The risk function maintains and updates the policy framework, develops and maintains risk methodologies and advises on the risk tolerance and risk profile. The CRO makes sure both the Supervisory Board and MB AIH are well informed and understand ING Insurance US’s risk position at all times.

The ING Group CRO has delegated the day-to-day Risk Management within ING Insurance US to the ING Insurance US CRO. The ING Insurance US CRO’s department (US Enterprise Risk Management) consists of several risk functions that support the overall business unit and ING Insurance US risk management activities.

Risk committees are established at the ING Insurance US and business unit levels. The Chief Risk Officers of the business units have a reporting line to the ING Insurance US CRO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

New Product Approval and Review Process

A critical aspect of risk management is that all new products are designed, underwritten and priced appropriately. Within ING Insurance US this is safeguarded by the Product Approval and Review Process (PARP). This standard includes requirements to risk profile, traditional and value-oriented pricing metrics, targets and documentation. The PARP includes requirements to assess market risks, insurance risk, compliance risk, legal risk, credit risk, operational risk as well as assessment of the administration and accounting aspects of the product. Customer suitability is integral part of the PARP requirements.

Reserve adequacy

US ERM instructs and supervises all ING Insurance US entities to ensure that the total insurance liabilities of ING Insurance US are tested for adequacy taking into account the insurance premium rate levels and the uncertainty of future returns on investments. This is done by evaluating insurance liabilities on current best estimate actuarial assumptions plus a risk margin, ensuring that the reserves remain adequate based on current assumptions. The assumed investment earnings are a combination of the run-off of portfolio yields on existing assets and new money and reinvestment rates. For new money and reinvestments long-term best estimate assumptions are taken into account, although current new money rates are used for the short-term reinvestments. For most products stochastic testing is required, taking the 90% point as the testing outcome. In the case where deterministic testing is used the 90% confidence level is achieved by subtracting risk margins of the best-estimate scenario.

Policies

ING has a framework of risk policies, procedures and practice notes in place to create consistency throughout the organisation, and to define minimum requirements that are binding on all business units. The governance framework of the business units aligns with the Insurance level framework and meets local (regulatory) requirements. Senior Management is responsible to ensure policies, procedures and standards are implemented and adhered to. Policies, procedures and practice notes are regularly reviewed and updated via the relevant risk committees to reflect changes in markets, products and emerging best practices.

Model governance

During 2011 new models with regard to the disclosed metrics were approved by the Insurance Model Committee at the ING Group level. Under the new governance structure this will be the responsibility of the ING Insurance US Model Committee.

ING INSURANCE US RISK FRAMEWORK

In order to manage the risk on a day-to-day basis and balance value, earnings and capital decisions, ING Insurance US has implemented a risk limit framework. The risk limit framework follows a top down approach.

Description
Risk Appetite	A qualitative measure defining the playing field ING Insurance US wants to act in. Driven by ING Insurance US’s capital rating targets and local capital restrictions, and business strategy
Risk Tolerance	A quantitative boundary intended to limit the risks taken driven by the risk appetite.
Risk Limits	Limit setting to a granular level for business units throughout the organization

The risk appetite is managed by the following risk tolerance metrics:

•

US Regulatory Capital Requirements- Defined as a multiple of the minimum capital required by the National Association of Insurance Commissioners (NAIC) with consideration of the capital requirements deemed appropriate to maintain the ratings level issued to the operating companies by various rating agencies, excluding entities that are not US domiciled;

•	IFRS Earnings;

•	Targets are set on the current ratio values, limits are set on these ratios after considering a moderate stress scenario; and

•

ING Insurance US is considering the implementation of additional risk tolerance metrics, potentially including US GAAP Earnings, capital sensitivities that include non-US domiciled entities, and a US management version of Economic Capital (which may not fully align with Solvency II).

Financial Risks

For financial risks, the risk tolerance is translated to risk limits on several sensitivities assuming a moderate stress scenario.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

•	US Regulatory Capital Requirements sensitivities

The potential reduction, under a moderately adverse market and credit stress scenario, of the excess of available statutory capital above the minimum required under the US regulatory Risk Based Capital (RBC) methodology. The RBC methodology is prescribed by the National Association of Insurance Commissioners (NAIC) and applies to US domiciled regulated insurance entities. The amount of excess capital targeted is also dependent on rating agency models and requirements.

•	IFRS Earnings sensitivities

The sensitivity of realised pre tax earnings of the insurance operations over a 12 months period to moderate shocks to underlying risk factors.

Other than this, several other limit structures are put in place on corporate and business unit level. Examples include but are not limited to the following:

•	Issuer concentration limits

•	Mortality concentration limits

•	Catastrophe and mortality exposure retention

•	Minimum liquidity requirements

•	Investment and derivatives guidelines and limits

Financial Risk Management Board

ING Insurance US contributes to the Financial Risk Management Report (FRMR) that is discussed in the Risk Committee of the Supervisory Board. The report contains a qualitative summary of relevant risk topics in the specific business units.

Actuarial Opinion

ING Insurance US contributes to the Actuarial Opinion, a quarterly report to the Supervisory Board which highlights significant developments with respect to the adequacy of insurance liabilities, based on IFRS reserving principles. Developments that (could) have a significant impact on the IFRS P&L are also mentioned in the Actuarial Opinion. The Actuarial Opinion of the last quarter of the year is accompanied by an overview of the IFRS reserve adequacy test.

Financial Risk Dashboard

ING Insurance US contributes to the Financial Risk Dashboard (FRD), a report that is discusse quarterly in the Risk Committee of MB AIH and in the Financial Risk Committee. The FRD provides an overview of the main financial risk metrics compared to the limits set by management in alignment with the risk appetite.

Investment Risk Dashboard

On a quarterly basis the Investment Risk Dashboard (IRD) is prepared for the general account of ING Insurance US. The IRD is reported to the Risk Committee and provides management information on the porfolios. The IRD analyses how the portfolios developed over the quarter. It summarises market developments and provides several breakdowns of the portfolios to highlight (potential) risk concentrations in asset classes, industries, rating classes and individual names. Also given the crises, the IRD was further adapted to reflect more details and new views on some of the risks in ING Insurance US’s investment portfolios.

Non-Financial Risks

To ensure robust non-financial risk management, which also reflects the risk tolerance levels, ING Insurance US monitors the full implementation of ING Insurance US’s risk policies, minimum standards and implementation guidelines. Business units have to demonstrate that the appropriate steps have been taken to control their operational and compliance risk. ING Insurance US applies scorecards to measure the quality of the internal control within a business unit. Scoring is based on the ability to demonstrate that the required risk management processes are in place and effective within the business units.

Non-Financial Risk Dashboard

The Non-Financial Risk Dashboard (NFRD) is quarterly report that is discussed at the Supervisory Board, AIH Executive Committee, Risk Committee and ING Insurance US management bodies. The NFRD provides management at all organisations levels information on their key operational, compliance and legal risks. The NFRD is based on defined risk tolerance within the business and gives a clear description of the risks and responses enabling management to prioritise and to manage operational, compliance and legal risks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Stress Testing

ING Insurance US complements its regular risk reporting process with (ad hoc) stress tests. Stress testing examines the effect of exceptional but plausible scenarios on the capital position for ING Insurance US. Stress testing can be initiated internally or on certain request from external constituents.

RISK TYPE DESCRIPTION

ING Insurance US measures the following main types of risks that are associated with its business risk

•

Insurance risk – risks such as mortality and morbidity associated with the claims under insurance policies it issues/underwrites; specifically, the risk that premium rate levels and provisions are not sufficient to cover insurance claims.

•

Market risk – the risk of potential loss due to adverse movements in market variables. Market risks include interest rate, equity, real estate, implied volatility, credit spread, and foreign exchange risks.

•	Credit risk – the risk of potential loss due to default by ING Insurance US debtors (including bond issuers) or trading counterparties.

•

Business risk – the exposure to value loss due to fluctuations in volumes, margins and costs, as well as client behaviour risk. These fluctuations can occur because of internal, industry, or wider market factors. It is the risk inherent to strategy decisions and internal efficiency, and as such strategic risk is included in business risk.

•

Liquidity risk – the risk that ING or one of its subsidiaries cannot meet its financial liabilities when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions.

•

Operational risk – the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes reputation risk, as well as legal risk.

•

Compliance risk – the risk of damage to ING Insurance US’s integrity as a result of failure (or perceived failure) to comply with relevant laws, regulations, internal policies, procedures and ethical standards.

INSURANCE RISK

Insurance risks comprise of actuarial and underwriting risk such as mortality, longevity, morbidity etc. which result from the pricing and acceptance of insurance contracts.

The table below shows the main risk categories for insurance risks within ING Insurance US. IFRS Earnings sensitivities are defined on a shock scenario at the 90% confidence level.

	Description	Key Drivers
Mortality

Within mortality risk there are two main parts:

•    Positive mortality risk exists when more insureds die than expected, leading to higher claims than expected.

•    Negative mortality risk exists when insureds live longer than expected, leading to higher claims than expected (moderate shocks are not material to the P&L)

The largest earnings sensitivity to positive mortality risk arises in the Retail Life insurance business.

Morbidity

Morbidity or Health insurance covers insurance indemnifying or reimbursing losses (e.g. loss of income) caused by illness or disability, or for expenses of medical treatment necessitated by illness or disability. Morbidity risk comprises the risk of variability of size, frequency and time to payment of future claims, development of outstanding claims and allocated loss adjustment expenses (ALAE) for morbidity product lines over the remaining contract period.

Earnings sensitivity to morbidity risk (e.g. sickness, disability, accidental death, workers’ compensation, medical insurance) is present in the Employee Benefits business.

Sensitivities

Mortality and morbidity sensitivities are calculated on a diversified basis at a 10% level assuming a normal probability distribution of results and a specified mortality/morbidity scenario to calibrate the distribution. The largest contribution to the mortality sensitivity comes from the Retail Life business while the morbidity exposure relates for a large part to the Employee Benefit business.

IFRS Earnings Sensitivities for Insurance Risks

	US Excl. CB-VA		CB-VA
	2011	2010	2011	2010
Mortality	(19)	(16)	(7)	(3)
Morbidity	(49)	(48)	0	0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Mitigation

In general insurance risks cannot be (easily) hedged directly at the financial markets and tends to be mitigated by diversification across large portfolios. They are therefore managed at the contract level through standard underwriting policies, product design requirements, independent product approval processes and risk limitations related to insurance policy terms and conditions agreed with the client.

Risk not mitigated by diversification is managed through concentration and exposure limits and through reinsurance and/or securitizations:

•	Tolerance limits for life insurance risk are set per insured life and significant mortality and morbidity events affecting multiple lives such as pandemics

•	Reinsurance is used to manage tolerance levels according to the ING Insurance US reinsurance credit risk policy.

•	Catastrophic losses resulting from events such as terrorism are considered to be uninsurable. ING Insurance US participates in industry pools in various countries to mitigate this risk.

BUSINESS RISK

Business risk for insurance is essentially the risk insurance operations accept as consequence of choosing to be in the business. In practice this can be defined as the exposure to the possibility that experience differs from expectations with respect to expenses, the run-off of existing business (persistency/renewals), future premium rerating, etc. Business Risk Capital is done by calculation of four components:

•	Persistency risk – the risk that actual persistency in the future of existing business develops adversely compared to expected persistency of existing business

•	Expense risk – the risk that actual expenses in the future exceed the expected costs

•	Premium re-rating risk (life business) – the risk that actual premium rate adjustments in the future are less than the expected premium adjustment

•	Political risk – The more general political risk will be included as part of Operational risk.

Each of these components is calculated separately, and combined to one business risk figure via the variance-covariance methodology.

MARKET RISK

ING Insurance US is exposed to market risk to the extent to which the market value of surpluses can be adversely impacted due to movements in financial markets. Changes in financial market prices impact the market value of ING Insurance US’s current asset portfolio and hedging derivatives directly as well as through the calculated market value of the insurance liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The sensitivities shown are calculated at business unit level and cover US domiciled insurance entities. The sensitivities are based on moderate and simple to explain shocks to underlying risk factors. The following risk factors are taken into account:

		Description	Key risk drivers
Interest Rate	-	Impact on assets and liabilities due to movements of interest rates	Sensitivities of various guarantees (e.g., minimum interest rate guarantees, and guaranteed living benefits). CB-VA and GMIRs of insurance products
	-	Measured by the impact of a 1% upwards and downwards parallel shift of US Treasury curve
Equity	-	Impact of a drop in equity prices which impacts direct equity exposure and loss of fee income from variable and equity linked	Separate account and equity indexed business, and direct equity exposure
	-	Measured by the impact of a 25% drop in equity prices
Credit (Default and Spread risk)

Impact that credit default risk can have on credit impairment levels in a “1 in 10” scenario (using “1 in 10” 1-year default rates by rating category, combined with stressed “Loss Given Default” assumptions); plus impact that a “1-in-10” increase in credit spreads levels can have on previously impaired structured assets (re-impairment risk) and on CDS transactions that are carried at market value

General account business
Implied Volatility (Equity & Interest Rates)	-	Impact of losses on assets and liabilities due to movements in the volatility implied from market option prices.	Embedded guarantees in business and derivatives used to hedge equity exposures
	-	For interest rate – measured by the impact of a relative increase of 30% in implied swaption volatilities
-

For equity – measured by the impact of a relative increase in implied volatilities based on tenor – 80% for tenors less than 1 year, up 30% for tenors between 1 and 3 years, up 20% for tenors between 3-7 years and up 10% for tenors of 7 years and above

FX	-	Impact of losses related to changes in real estates	Translation risk of market value surplus of non-USD businesses
	-	Measured by the worst case impact of a 10% up and down movement for each currency
Real Estate	-	Impact of losses related to changes in real estate
	-	Measured by impact of all real estate down 15%

Sensitivities

The stress events are described above. The ING Insurance US earnings sensitivities are dominated by credit, equity and interest rate exposure.

ING Insurance US has no significant earnings sensitivity to Foreign Exchange Rates as ING Insurance US is managed on a local currency basis and therefore there is no translation risk to the Group reporting currency included. There is no significant earnings exposure to non-US currencies. From the ING Group perspective, there may be some translation risk between USD based operations and EUR basis.

ING Insurance US earnings sensitivies are shown in the tables below. Taking into account diversification between risk factors, ING Insurance US (excluding CBVA) is exposed to a EUR 1.0 billion decrease in expected IFRS Earnings within the context of the market and non-market sensitivity analysis. The changes from 2010 to 2011 are the result of many factors including:

•	Reduction in interest rates increasing exposure to further declines in rates due to product guarantees;

•	Hedging programs, including various actions taken to reduce the risk of declining rates;

•	Turnover of the asset portfolio; and

•	Incorporation of mean reversion in DAC calculations by Retirement Services;

IFRS Earnings Sensitivities for Market Risks (1)(2)

	US Excl. CB-VA
	2011	2010
Interest Rate Up	72	13
Interest Rate Down	(146)	(34)
Equity	(293)	(374)
Credit - Default	(355)	(513)
Credit - Spread	(188)	(269)

(1)	Implied Volatility, FX and Real Estate sensitivities do not have a material impact.
(2)	Sensitivities are calculated at business unit level.

Estimated CBVA Immediate Earnings Sensitivities at December 31, 2011		Immediate Change In Equity Market
(EUR Millions)
	-25%	-15%	-5%	+5%	+15%	+25%
Earnings sensitivity before RAT Policy Impact	750	500	100	-250	-600	-900
RAT Policy Impact (RAT50)	-950	-600	-200	0	0	0
Total estimated Post Refinement Earnings Sensitivity	-200	-100	-100	-250	-600	-900
Improvement in RAT 50 Sufficiency	—	—	—	200	600	950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Due to the lack of excess reserve adequacy, CBVA results may be volatile under certain economic scenarios. This volatility is shown in the table above which shows the estimated sensitivity of IFRS earnings to immediate changes in equity markets. For, example, as of December 31, 2011 it is estimated that if equity markets were to increase 25%, CBVA would be exposed to an immediate EUR 0.9 billion decrease in IFRS Earnings and an increase in the reserve adequacy at the 50% confidence level of EUR 0.95billion. This immediate sensitivity is not directly comparable to the 12 months sensitivities shown in the preceding table.

The credit default exposure relates to general account debt securities. Exposure to Asset Backed Securities (ABS) and Residential Mortgage Backed Securities (RMBS) contributes significantly to the earnings sensitivity.

Mitigation

ING Insurance US manages its risk exposure through contractual adjustment mechanisms such as changes to credited rates, the contractual terms related to new business, adjusting its capital structure within regulatory constraints, and, where deemed appropriate, hedging various exposures.

Real Estate

ING Insurance US has a small exposure to direct real estate, which is composed primarily of Home Office real estate and real estate from foreclosed loans.

Real Estate Exposure

	2011	2010
Total	125	121

CREDIT RISK

ING Insurance US credit exposure arises from the investment of insurance premiums in assets subject to credit risk, largely in the form of unsecured bond investments, investments in private placements and commercial mortgages, as well as in structured finance products. In addition, ING Insurance US is exposed to credit counterparty risk exposure in derivatives transactions, sell/repurchase transactions, securities lending/borrowing and in reinsurance contracts.

Within ING Insurance US, the goal is to maintain a low-risk, well diversified credit risk portfolio that meets or exceeds market based benchmark returns. ING Insurance US has a policy of maintaining a high-quality investment grade fixed income portfolio while avoiding large risk concentrations. The emphasis is on managing total exposure and concentration risk by means of portfolio level risk limits and concentration limits for countries, individual borrowers and borrower groups. Counterparty credit risk is mitigated by only transacting with counterparties that meet minimum credit quality standards as well as by requesting collateral for all larger exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The table below shows the main risk categories for credit risk within ING Insurance US.

	Description	Key Drivers
Issuer or Investment Risk	• Risk related to the impact of a credit default or rating migration, plus the risk that a change in general credit spread levels can have on the market value of these instruments	Investments in public bonds, commercial paper, securitisations and other publicly traded securities
• Measured at original cost (purchase price) less any prepayments or amortisations and excluding any accrued and unpaid interest or the effects of any impairment.
Lending Risk	• Risk related to certain illiquid investments made by ING Insurance US	Privately placed bonds and commercial mortgage loans in the United States.
• Measured at original cost (purchase price) less any prepayments or amortisations and excluding any accrued and unpaid interest or the effects of any impairment.
Pre Settlement Risk

•    Risk of a counterparty defaulting on a transaction before settlement and ING Insurance US having to replace the contract by a trade with another counterparty at the then prevailing (possibly unfavourable) market price.

Options, swaps, and securities financing transactions used for hedging purposes
• Measured as the replacement value (mark-to-market) plus a potential future volatility concept, using a 3-7 year historical time horizon and a 97.5% (1.96 standard deviations) confidence level.

Risk Profile

Risk classes

As a result of the downgrade of the United States Government in August 2011 by S&P, the exposure to AAA rated assets decreased to 16.5%. This resulted in a large “inflow” in the AA category, but that was offset by insurance companies where ING Insurance US has (collateralized) reinsurance counterparty risk were downgraded from AA to A. The 17-22 category largely consists of unrated exposures. The exposure to assets actually rated CCC or below is less than 3% of he portfolio.

Risk Classes: ING Insurance US portfolio, as % of total outstandings (1)

		ING Insurance US
		2011	2010
1	(AAA)	16.5%	22.3%
2-4	(AA)	13.7%	13.9%
5-7	(A)	25.3%	23.4%
8-10	(BBB)	24.0%	21.3%
11-13	(BB)	3.8%	4.0%
14-16	(B)	3.9%	4.5%
17-22	(CCC, Unrated & Problem Grade)	12.8%	10.6%

		100%	100%

(1)

Based on credit risk measurement contained in lending, pre-settlement, money market and investment activities. The ratings reflect probabilities of default and do not take collateral into consideration and are based on ultimate parent.

Risk concentration

The risk concentration per sector remains very similar to last year, with the largest decrease shown for Non-Bank Financial institutions which decreased by 2.9% Please note that this category largely consists of special purpose vehicles that issue RMBS, ABS and CMBS securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Risk concentration: ING Insurance US portfolio, by economic sector (1)

	ING Insurance US
	2011	2010
Non-Bank Financial Institutions	38.6%	41.5%
Real Estate	8.5%	7.9%
Central Governments	8.2%	8.4%
Natural Resources	6.9%	5.5%
Utilities	6.0%	5.2%
Commercial Banks	4.4%	3.4%
Food, Beverages & Personal Care	3.6%	3.2%
Chemicals, Health & Pharmaceuticals	3.1%	3.0%
Private Individuals	2.2%	2.3%
Telecom	2.2%	2.1%
General Industries	2.1%	1.6%
Other	14.2%	15.9%

	100%	100%

(1)	Economic sectors below 2% are not shown separately but grouped in ‘Other’.

ING Insurance US largely invests in financial instruments issued in the United States, as required by regulation. Bonds and private placements issued by Western European corporations account for the majority of the non-US exposure. The decrease in exposures to the Netherlands is partially related to a reduction in the exposure to the Dutch state.

Largest economic exposures: ING Insurance US portfolio, by geographic area (1)

	ING Insurance US
	2011	2010
United States	77.4%	77.7%
Netherlands	5.7%	8.2%
Rest of Europe	9.3%	6.8%
Rest of Americas	4.4%	4.2%
Asia/Pacific	3.0%	3.0%
Rest of World	0.2%	0.1%

Total	100%	100%

(1)	Country is based on the country of residence of the obligor.

Securities Lending Business

As part of its securities financing business, ING Insurance US entities actively enter into agreements to sell and buy back marketable securities. These transactions can take many legal forms. Repurchase and reverse repurchase agreements, buy/sellback and sell/buyback agreements, and securities borrowing and lending agreements are the most common. The amount of marketable securities that ING Insurance US held as collateral under these types of agreements was EUR 0.8 billion in 2011 and EUR 2 billion in 2010. The change is largely due to a decrease in repurchase agreements and the elimination of the Cash Release securities lending program. These amounts exclude the cash leg of the respective transactions, as well as any pledges of securities under Tri-Party agreements (as the underlying is not directly pledged to or owned by ING Insurance US). As a general rule, the marketable securities that have been received under these transactions are eligible to be resold or pledged in other (similar) transactions. ING is obliged to return equivalent securities in such cases.

Mitigation

Credit Risk in ING Insurance US portfolio is partially mitigated by collateral it has received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

•

The entire block of commercial mortgages (EUR 6.7 billion) is collateralized with mortgages on real estate properties. The weighted average loan to (most recent) value of this portfolio was 55% as per December 31, 2011.

•	The EUR 10 billion private placement portfolio is partially collateralized with assets pledged to the consortium of lenders.

•	The EUR 1.7 billion policy loan portfolio is fully collateralized by the cash value of the underlying insurance policies.

•

The gross counterparty risk exposure to reinsurance companies (EUR 5.8 billion per December 31, 2011) is largely collateralized with assets held in trust (EUR 4.0 billion), letters of credit (EUR 1.8 billion), or funds withheld (EUR 1.1 billion). Please note however that some exposures are overcollateralized and that there is a total of EUR 1.7 billion of uncollateralized reinsurance counterparty risk exposure.

•

Exposure to financial institutions related to OTC derivative-transactions is largely collateralized, in line with ISDA Master Agreements accompanied by Collateral Support Agreements that have been signed with these counterparties. As per December 31, 2011, ING Insurance US was holding net collateral of EUR 0.35 billion supporting a net market value exposure of EUR 0.5 billion.

Exposures related to Securities Lending, Reverse Repo, and exchange traded instruments are obviously also collateralized.

Problem Loans

ING Insurance US does not have any material past-due or impaired loans. The only type of investments that fall into the loan category are commercial mortgage loans. As soon as such loans become non-performing, the collateral is typically liquidated or the loan is sold.

Impaired loans and provisions

ING Insurance US mainly has bond investments. The amount of impaired loans in its portfolio is very small and limited to commercial mortgage loans.

LIQUIDITY RISK

Liquidity risk refers to the risk that a company is unable to settle financial obligations when they come due, at reasonable cost and in a timely manner. Liquidity risk can materialise both through trading and non-trading positions. As with other market risks, liquidity risk falls under the supervision of the Risk Committee function. Under the volatile market circumstances in 2011, funding and liquidity risk remains an important topic on the agenda of senior management and the Risk Committee, that needs continuous monitoring and management. External market and regulatory developments and internal financial developments are closely monitored. Regular stress testing and measurement of early warning indicators are, among others, used to provide additional management information.

ING Insurance US defines two levels of Liquidity Management. Short term liquidity, or cash management covers the day-to-day cash requirements under normally expected or likely business conditions. Long term liquidity management takes into consideration various expected and adverse business conditions, which might result in the inability of realising the current market values of the assets. The assets may only be sold at a further distressed price simply due to the lack of liquidity. Stress liquidity management looks at the company’s ability to respond to a potential crisis situation. The day-to-day and ongoing cash management allows for a more proactive response to potential liquidity problems in distressed markets. Liquidity risk is measured through several metrics including ratios and cash flow scenario analysis, in a base case and under several stressed scenarios.

OPERATIONAL RISK

Operational risk is defined as the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes the risk of reputation loss, as well as legal risk whereas strategic risks are not included. Operational risk also includes IT risk.

For Operational Risk, ING Insurance US follows the ING Group framework governing the process of identifying, assessing, mitigating, monitoring and reporting operational risks. The ING framework is based on the elements of the Enterprise Risk Management model of COSO (Committee of Sponsoring Organisations of the Treadway Commission).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The Operational risk function works with the ING Operational Risk Management (ORM) Scorecard process to evaluate yearly the embedding level of the Operational Risk Management Framework in each business. Policies and minimum standards governing the framework are kept in the policy house. During 2011 Operational Risk started with the implementation of an ING Insurance US policy house in preparing for a stand-alone public organization.

Risk appetite is defined as the risk level management is prepared to tolerate. The operational risk appetite levels are set by ING Group in the form of a risk footprint. Via Operational Risk Committees (ORCs) it is ensured that responsible line managers mitigate the risks that are not within the risk appetite. Incidents and operational risks are tracked and on a quarterly basis reported to management in the Non-Financial Risk Dashboard.

Integrated risk assessments are performed on an ongoing basis across the organization. Mitigating actions are taken for those risks that are identified as risks beyond the risk appetite level. Status of the mitigating actions is formally tracked.

To ensure an independent Operational risk function and the possibility for the Operational risk officers to be impartial and objective when advising business management on Operational Risk, a dual reporting line, directly to ING Insurance US Chief Risk Officer and functionally to the next higher level ING Group Operational Risk Officer, is in place. The head of Operational risk ultimately reports directly to the ING Insurance US Chief Risk Officer.

ING INSURANCE US COMPLIANCE RISK

The ING Insurance US Compliance program and function are aligned with ING Group’s Compliance Risk Management Charter and Framework and the related processes described elsewhere in this Report.

The Scope of the Compliance function

The ING Insurance US Compliance function focuses on managing the risks arising from laws, regulations and standards which are specific to the financial services industry. The Compliance function actively educates and supports the business in managing compliance risks including anti-money laundering, preventing terrorist financing, conflicts of interest, sales practices for insurance and investment products, trading conduct and protection of customer interests.

The Compliance function

In ING Insurance US, the Compliance function is an independent control and risk management department. The ING Insurance US Chief Compliance Officer reports directly to the ING Insurance US Chief Legal Officer, who is a member of the ING Insurance US Executive Committee. The ING Insurance US Chief Compliance Officer also has a functional reporting line to the ING Group Chief Compliance Officer.

Compliance Risk Management Framework

ING Insurance US adheres to the ING Group Compliance Framework, which consists of three key components: the Compliance Risk Management process, an Advisory component and the Scorecard. ING Insurance US Compliance executes a regular process of identifying, assessing, mitigating, monitoring and reporting compliance risks. The Compliance function works with Operational Risk Management’s annual evaluation process, assessing the implementation of compliance program elements within each business line and across the enterprise.

ING Insurance US also maintains a Whistleblower process, which encourages staff to speak up, without fear of reprisal, if they know of or suspect a breach of laws, regulations or internal policies. ING Insurance US also maintains a domestic “hotline” operated by a third-party vendor that is available to all employees to report suspected misconduct, and reporting employees may elect to remain anonymous in doing so.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Main Compliance developments in 2011

•

Policies & Procedures: ING Insurance US Compliance reviewed and prepared drafts of an updated Code of Business Conduct and Ethics, along with new or refreshed Corporate Compliance Policies tailored to the US business and regulatory regime. These will be issued and implemented in 2012.

•	Technology Enhancements: ING Insurance US Compliance enhanced technology and tools to improve compliance risk management in the areas of anti-money laundering, position reporting and personal trading.

•

Enterprise Functions: ING Insurance US Compliance enhanced its organization by implementing greater focus on consistent enterprise-wide compliance processes and dedicated teams to support critical functions across all business lines, including advertising review, customer complaint resolution, branch office compliance inspections and compliance training. Compliance also integrated its team and processes supporting all of the ING Insurance US wholesale broker-dealers in the Retirement, Insurance and Annuity Manufacturing business lines to provide more effective and consistent controls.

•

Extra-territorial Laws: The UK Bribery Act was effective July 1, 2011 and is deemed applicable to ING’s business globally. Accordingly, the ING Group Gifts, Entertainment and Anti-Bribery Policy was amended to comply with the UK Bribery Act, and ING Insurance US adopted and implemented the amended Group policy to enhance ING Insurance US’s existing anti-corruption and anti-bribery policies and procedures.

•

Employee Compliance Training: Continuous education and awareness training was provided through the ING Learning Center, with four required Corporate Responsibilities Courses for all ING Insurance US employees, in addition to two targeted courses on Privacy and Anti-Money Laundering for certain designated employees.

REGULATORY CAPITAL

For the capital adequacy assessment of ING Insurance’s US domiciled regulated insurance businesses, available capital is measured under US statutory accounting principles and required capital is measured under the US regulatory Risk Based Capital (RBC) methodology defined by the National Association of Insurance Commissioners (NAIC). Commonly in the US an insurer’s financial strength and ability to meet policyholder obligations is measured in terms of the amount of statutory capital held in relation to the ‘Company Action Level’ RBC defined by the NAIC framework. Note that the level of capital required by rating agencies to maintain an acceptable claims paying ability rating is well above the regulatory minimum defined by Company Action Level RBC. Consequently ING Insurance US manages its available capital primarily with respect to capital metrics that are aligned with the models of the various rating agencies.

The relevant capital requirements of the ING US business units consist of statutory Risk Based Capital requirements (RBC) for its US domiciled business, along with additional requirements for the Cayman Islands based subsidiary Security Life of Denver International (SLDI). ING US targets a RBC ratio of 425% for its US-domiciled business.

The asset target for variable annuity (VA) business within SLDI is based on Actuarial Guideline 43 (AG 43), a reserve standard written by the US National Association of Insurance Commissioners. AG 43 prescribes reserves based on applying standardized economic scenarios under the Conditional Tail Expectation (CTE) approach, a scenario testing methodology. For rating agency purposes, ING US targets assets satisfying the CTE requirement in excess of the 95% confidence level.

Since Regulatory filings still need to be completed, the actual targets are not available yet, but the total US target is estimated at EUR 7.0 billion.

Regulatory Capital Sensitivities

ING Insurance US calculates regulatory capital sensitivities on the Risk Based Capital model in order to provide insight into how the amount of available capital in excess of regulatory required capital is sensitive to an increase or decrease in different market and credit risk factors under a moderate stress scenario which corresponds approximately with a 1-in-10 event. Regulatory capital sensitivities are calculated in aggregate for the US domiciled regulated insurance entities, and exclude any effects of the sensitivities on the capital of non-US domiciled entities.

The sensitivities shown are calculated at business unit level and cover US domiciled insurance entities. The sensitivities are based on moderate and simple to explain shocks to underlying risk factors. The following risk factors are taken into account:

•	Interest rates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

•	Equity

•	Credit (credit default and credit spread risk)

•	Implied volatility (equity & interest rates)

•	Foreign exchange

•	Real Estate

The table previously shown in Market Risk section for Earnings at Risk is the same overview of the shock scenarios applied for regulatory capital sensitivities.

The regulatory capital sensitivity in aggregate is calculated by combining the joint impact of the various market stress events calculated by taking into account the correlations between risk types.

Sensitivities

The table below presents market risk sensitivity figures before diversification between risks. The stress events are described above.

Regulatory Capital Sensitivities (1)(2)

	US Excl. CB-VA		CB-VA
	2011	2010	2011	2010
Interest Rate Up	2	(132)	24	(6)
Interest Rate Down	(50)	49	(226)	27
Equity	(149)	(55)	(17)	(168)
Credit – Default	(272)	(366)	(8)	(12)
Credit – Ratings Migration	(410)	(355)	(21)	(20)

(1)	Implied Volatility, FX and Real Estate sensitivities do not have a material impact.
(2)	Sensitivities are calculated at business unit level and cover US domiciled insurance entities.
(3)	Sensitivities shown are calculated relative to management targets that are a multiple of ‘Company Action Level’ RBC, and those shown in the 2010 annual report were based on ‘Company Action Level’ RBC.

The changes from 2010 to 2011 are the result of many factors including:

•	Reduction in interest rates increasing exposure to further declines in rates due to product guarantees;

•	Hedging programs, including various actions taken to reduce the risk of declining rates;

•	Hedging activities for Closed Block Variable Annuity related to both interest rates and equity exposure;

•	Turnover of the asset portfolio; and

•	Refinement of calculation of equity risk arising from hedge funds and limited partnerships was the primary driver of the increase in equity risk for US excluding CB-VA.

INSURANCE INVESTMENTS

The Insurance Investments business consists of certain parts of ING Insurance that will not be part of the divestment of the Latin American, Eurasian and US business. In the course of the divestment process of these businesses the composition of the Insurance Investments portfolio may change. Furthermore, at some stage parts of the Insurance Investments portfolio itself may be divested or closed down. In some cases this can take many years. Currently the most important parts of this portfolio are:

•	Financing activities of ING Insurance and some of it’s sub holdings;

•	Certain activities related to prior divestments, such as legal claims in Mexico and the ownership of a Mexican mortgage company;

•	ING’s stake in the Brazilian SulAmerica joint venture;

•	The run-off of former non-life and reinsurance activities.

The largest asset is the Brazilian SulAmerica joint venture with a balance sheet value of EUR 394 million. Insurance Investments is primarily the responsibility of the ING CFO. Winding down financing activities is delegated to ING Capital Management. Other Insurance Investments businesses are managed by the newly appointed General Manager Insurance Investments. Insurance Investments is supported by the Finance and Risk functions of ING Group. From a risk perspective a key element of this structure is support from Group functions such as Credit Risk, Market Risk, Operational Risk and Legal & Compliance and Internal Audit and from the Functional Controller Insurance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.2.2 CAPTITAL MANAGEMENT

OBJECTIVES

ING Group Capital Management (Capital Management) is responsible for the sufficient capitalisation of ING Group entities at all times in order to manage the risk associated with ING’s business activities. This involves the management, planning and allocation of capital within ING Group. ING’s Corporate Treasury is part of Capital Management. It executes the necessary capital market transactions, term (capital) funding and risk management transactions. Capital Management monitors and plans capital adequacy on a consolidated basis at three levels: ING Group, ING Insurance and ING Bank. Capital Management takes into account the metrics and requirements of regulators (Insurance Group Directive (IGD) Solvency I, Tier 1 and BIS ratios and limits for hybrid capital), rating agencies (leverage ratios, Adjusted Equity) and internal models such as the economic capital and market value balance sheet approach for parts of ING Insurance including Available Financial Resources (AFR).

ING applies the following main capital definitions:

•

Adjusted Equity (ING Group) – This rating agency concept is defined as shareholders’ equity plus core Tier 1 securities, hybrid capital and prudential filters. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing available capital to core debt for ING Group;

•

Insurance Group Directive capital (ING Insurance) – This regulatory concept is defined as shareholders’ equity plus hybrid capital, prudential filters and certain adjustments. IGD capital is calculated in accordance with method 3 ‘method based on accounting consolidation’ of the Dutch Act on Financial Supervision. In this method the solvency margin is calculated on the basis of the consolidated accounts and is the difference of (i) the assets eligible for the inclusion in the calculation of the solvency margin based on the consolidated data; and (ii) the minimum amount of the solvency margin calculated on the basis of the consolidated data. In applying this method a solvency deficit of an insurance subsidiary, if any, is taken into account, as well as regulatory adjustments of the Dutch insurance subsidiaries based on the Dutch Act on Financial Supervision. See ‘Capital Base’ disclosures in this section. This capital definition is applied in comparing IGD capital to EU required capital base. This measurement of available capital is different from previous years;

•

AFR (ING Insurance Eurasia) –This is a pre-tax market value concept, defined for the insurance operations of ING Insurance Eurasia as the market value of assets (MVA) less the market value of liabilities (MVL) on the balance sheet. The liabilities do not include perpetual hybrid capital which is included in AFR. The AFR valuation of ING Eurasia includes an adjustment for portfolio illiquidity. The AFR for pension funds is set equal to the statutory net equity. AFR is used as the measure of available capital in comparison with Economic Capital employed.

•

EC, or Economic Capital (ING Insurance Eurasia), is the required capital for the insurance operations of ING Insurance Eurasia, based on a 99.5% confidence interval. This interval is aligned with the Solvency II capital requirement. The EC for pension funds is based on sectoral rules. The excess of AFR over EC is set based on the business strategy and resulting risk appetite defined by the Management Board Eurasia.

•

Risk Based Capital (Domestic ING US Insurance only). In the US, regulators have well developed capital adequacy models and stress tests that reflect the unique characteristics of the US insurance industry. US domiciled insurance legal entities are required to hold minimum capital levels by state insurance regulators. The level of capital required by rating agencies to maintain an acceptable claims paying ability rating is well above these levels. The Domestic US Insurance business manages its statutory surplus primarily with respect to capital metrics that are aligned with the models of the various ratings agencies.

•	Financial Leverage (ING Insurance). Financial Leverage is the sum of hybrid capital, sub-debt and net financial debt and is used to measure the debt ratio of ING Insurance starting 2010.

DEVELOPMENTS

In 2011 Capital Management’s main focus remained to strengthen the capital position of ING Group, ING Bank and ING Insurance. ING’s capital positions are well placed to deal with the uncertain financial environment, increasing regulatory requirements and the ambition to repay the remaining outstanding Core Tier 1 securities. Capital Management started looking at separate US, Eurasia and Insurance Investments Financial Leverage and Capital Adequacy in 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

In May ING repaid EUR 2 billion of the Core Tier 1 securities issued in November 2008 at a 50% premium. Nevertheless ING maintained a strong capital position, driven mainly by strong capital generation at ING Bank. ING Bank met the additional capital requirements proposed by the EBA and agreed by the EU Council on October 26, 2011. In December 2011, ING successfully completed a liability management transaction with an average participation of 60%. The net impact of this transaction on ING Group’s consolidated balance sheet was a reduction of EUR 2 billion in hybrid capital and a capital gain of EUR 0.7 billion.

On March 8, 2012, in preparation of the planned insurance and investment management divestments, ING Group has announced three separate exchange offers and consent solicitations on a total of three series of senior securities of ING Verzekeringen N.V. with a total nominal value of EUR 2.6 billion. The objective of the transaction is to remove potential ambiguity that the planned divestments may create with regard to these ING Verzekeringen N.V. securities, predominantly with regard to the Change of Control clauses which may be triggered at the time of a substantial asset disposal. The transaction is scheduled to be completed in April 2012. Any difference between the book value of the currently outstanding securities and the fair value of the newly issued securities will be recognised in the profit and loss account upon completion of the exchange.

In 2011 ING Bank issued a total of EUR 23 billion long-term funding against EUR 10.7 billion of ING Bank’s (including subsidiaries) long-term debt maturing.

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

PROCESSES FOR MANAGING CAPITAL

In addition to measuring capital adequacy, Capital Management also ensures that sufficient capital is available through setting targets and limits relevant to the above mentioned metrics for ING Group, ING Bank, and ING Insurance and ensuring adherence to the set limits and targets through planning and executing capital management transactions. The process is supplemented by stress testing and scenario analysis. The ongoing assessment and monitoring of capital adequacy is embedded in Capital Management’s capital planning process and results in a quarterly capital update report which is presented to both the ING Group Finance and Risk Committee and the ING Group Executive and Supervisory Boards. The main objective of the assessment is to ensure that ING Group as a whole has sufficient capital relative to its risk profile both in the short and the medium term.

A key priority of Capital Management is to make sure that strong stand-alone companies are created for banking and insurance in preparation of the separation. All operating entities need to stay adequately capitalised based on local regulatory and rating agency requirements and interdependencies should be reduced to a minimum. The entities should also be able to access capital markets independently.

CAPITAL ADEQUACY ASSESSMENT

During 2011, ING Group, ING Bank and ING Insurance were adequately capitalised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING Group’s Capital base

	Group		Bank		Insurance
	2011	2010 (1)	2011	2010	2011	2010 (1)
Shareholders’ equity (parent)	42,452	37,719	30,156	31,266	23,475	20,159
Core Tier 1 securities	3,000	5,000
Group hybrid capital (2)	9,332	12,039	6,850	8,438	2,604	2,094
Group leverage (3)	7,917	8,462

Total capitalisation	62,701	63,220	37,006	39,705	26,079	22,253

Adjustments to equity:
Revaluation reserve debt securities	(4,142)	(1,158)	213	(19)
Revaluation reserve crediting to life policyholders	3,492	1,488
Revaluation reserve cash flow hedge	(1,970)	(847)	822	639	(2,883)	(1,567)
Goodwill (4)	(2,006)	(2,908)	(1,390)	(1,645)	(786)	(1,425)

Revaluation reserves fixed income & other	(4,626)	(3,425)	(355)	(1,025)	(3,669)	(2,992)
Revaluation reserves excluded from Tier 1 (5)			(2,043)	(2,212)
Insurance hybrid capital (6)					1,726	2,250
Excess hybrid capital (7)		(43)				(43)
Minority interests			817	749	62	111
Differences IFRS-IASB and IFRS-EU (8)	4,211	3,185	4,211	3,185
Deductions Tier 1			(1,014)	(1,069)

Tier 1 capital for Bank			38,622	39,333

Other qualifying capital (9)			8,502	9,813
Insurance Group Directive adjustments (10)					(2,792)	(1,244)
Group leverage (core debt)	(7,917)	(8,462)

Total capital (Adjusted Equity for Group, BIS capital for Bank and IGD capital for Insurance)	54,369	54,475	42,913	49,145	21,406	20,335

(1)

These numbers have been restated to reflect the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US closed block VA as of January 1, 2011. Further details on the restatement are available in the Accounting Policies for the consolidated annual accounts of ING Group under ‘Changes in accounting policies’.

(2)

Tier 1 instruments issued by ING Group (e.g. perpetual debt securities and preference shares) at nominal value. Group hybrid Tier 1 instruments other than preference shares are provided as hybrid capital to ING Bank or ING Insurance.

(3)	Investments in subsidiaries less equity (including core Tier 1 securities) of the Group holding company. This net debt position is provided as equity to ING Insurance and ING Bank.
(4)	According to the regulatory definition
(5)

Includes mainly EUR (1,247) million (2010: EUR (1,727 million) in participations (e.g. Kookmin, Bank of Beijing) and other equity investments, EUR (355) million (2010: EUR (382) million) for Real estate for own use and EUR (441) million (2010: EUR (107 million) for own credit risk. The Dutch banking regulator requires this deduction to be made from Tier 1 capital. This deduction is added back to Tier 2 capital.

(6)	Qualifying dated subordinated debt issued by ING Insurance at nominal value.
(7)	Excess Insurance hybrids over the regulatory cap need to be deducted from both Insurance and Group capital.
(8)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory deductions.
(9)	Consists of EUR 9,516 million (2010: EUR 10,882 million) Tier 2 capital and no Tier 3 (2010: nil), offset by EUR 1,014 million (2010: EUR 1,069 million) of regulatory deductions.
(10)

An adjustment for the Dutch Financial supervision act. A ‘test-of-adequacy’ has to be included in the available capital measurement. The revaluation reserve debt securities and revaluation reserve crediting to life policyholders are not reversed out of the IGD capital definition.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

EBA capital exercise

An additional capital exercise was proposed by the EBA and agreed by the Council on October 26, 2011. This exercise required banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it required them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. ING Bank already meets the 9% Core Tier 1 ratio after the removal of the prudential filters on sovereign assets in the Available-for-Sale portfolio and prudent valuation of sovereign debt in the Held-to-Maturity and Loans and receivables portfolios, reflecting current market prices.

Capital position of ING Bank

	2011	2010
Shareholders’ equity (parent)	30,156	31,267
Differences IFRS-IASB and IFRS-EU (1)	4,211	3,185
Minority interests (2)	817	748
Subordinated loans qualifying as Tier 1 capital (3)	6,850	8,438
Goodwill and intangibles deductible from Tier 1 (1)	(1,390)	(1,645)
Deductions Tier 1	(1,014)	(1,069)
Revaluation reserve (4)	(1,008)	(1,592)

Available capital – Tier 1	38,622	39,332

Supplementary capital – Tier 2 (5)	9,516	10,882
Available Tier 3 funds
Deductions	(1,014)	(1,069)

BIS capital	47,124	49,145

Risk-weighted assets	330,421	321,103

Core Tier 1 ratio	9.62%	9.62%
Tier 1 ratio	11.69%	12.25%
BIS ratio	14.26%	15.30%

Required capital based on Basel I floor (6)	31,107	29,860
BIS ratio based on Basel I floor (6)	12.12%	13.17%

(1)	Capital measures exclude the difference between IFRS-EU and IFRS-IASB as capital measures are based on IFRS-EU as primary accounting basis for statutory and regulatory reporting.
(2	According to the regulatory definition
(3)	Subordinated loans qualifying as Tier 1 capital have been placed by ING Groep N.V. with ING Bank N.V.
(4)	Includes revaluation debt securities, revaluation reserve cash flow hedge and revaluation reserves equity and real estate (see ING’s Capital base table, footnote 5).
(5)	Includes eligible lower Tier 2 loans and revaluation reserves equity and real estate revaluations removed from Tier 1 capital.
(6)	Using 80% of Basel I Risk-Weighted Assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

ING INSURANCE

The table below shows the Insurance Group Directive which represents the consolidated regulatory Solvency I position of ING Insurance business. The Insurance companies complied with their respective local regulatory requirements.

Capital position of ING Insurance

	2011	2010 (1)
Shareholders’ equity (parent)	23,475	20,159
Hybrids issued by ING Group (2)	2,604	2,094
Hybrids issued by ING Insurance (3)	1,726	2,207
Required regulatory adjustments	(6,399)	(4,125)

IGD capital	21,406	20,335

EU required capital base (4)	9,515	8,826

IGD Solvency I ratio (4,5)	225%	230%

(1)

These numbers have been restated to reflect the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US closed block VA as of January 1, 2011. Further details on the restatement are available in the Accounting Policies for the consolidated annual accounts of ING Group under ‘Changes in accounting policies’.

(2)	Hybrids issued by ING Group at notional value
(3)	Hybrids issued by ING Insurance at notional value capped at 25% of EU required capital
(4)

In the fourth quarter 2011, ING has reviewed the calculation of the IGD ratio to ensure consistent application throughout the Group. As a consequence, several changes have been made, mainly related to (i) certain provisions which are internally reinsured and for which required capitals were netted out in the past and (ii) changes in the allocation of policyholder liabilities to the relevant capital requirement categories. The reported IGD Solvency I ratio in 2010 of 250% has been adjusted for this change into 230%.

(5)	The actual required regulatory adjustments for IGD capital and the EU required capital may be different from the estimate since the statutory results are not final until filed with the regulators.

ING Insurance continues to aim that all operating entities are adequately capitalised based on local regulatory and rating agency requirements and that on a consolidated basis, the financial leverage (hybrids, sub-debt and net financial debt) of ING Insurance is appropriate. The financial leverage decreased in 2011 mainly due to the divestment of the business in Latin America.

Capital base and financial leverage of ING Insurance

	2011	2010 (1)
Shareholders’ equity (parent)	23,475	20,159
Revaluation reserve debt securities	(4,379)	(1,164)
Revaluation reserve crediting to life policyholders	3,492	1,488
Revaluation reserve cash flow hedge	(2,883)	(1,567)
Goodwill	(786)	(1,425)
Minority interests	62	111

Capital base	18,981	17,602

Group Hybrid capital (2)	2,617	2,094
Insurance hybrid capital (3)	1,751	2,313

Total hybrids	4,368	4,407

External debt issued by ING Verzekeringen N.V.	2,855	3,347
External debt issued by US Holding companies	930	1,384
Other net financial debt (4)	1,686	2,273

Total financial debt	5,471	7,004

(1)

These numbers have been restated to reflect the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the US closed block VA as of January 1, 2011. Further details on the restatement are available in the Accounting Policies for the consolidated annual accounts of ING Group under ‘Changes in accounting policies’.

(2)	Hybrids issued by ING Group at amortised cost value consistent with IFRS carrying value
(3)	Hybrids issued by ING Insurance at amortised cost value consistent with IFRS carrying value
(4)

Includes net internal borrowings from the operating subsidiaries, net of cash and current tax liability at the at the holding level and current tax liability of the holding companies, mainly ING Verzekeringen N.V. and ING America Insurance Holdings Inc.

For ING Insurance in total, the capital base for financial leverage purposes is fully based on IFRS accounting, whereas the IGD capital is corrected for some regulatory adjustments. The table below provides a reconciliation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

Reconciliation between IGD capital and Capital base:

	2011	2010
IGD Capital	21,406	20,335
Hybrids issued by ING Group	-2,604	-2,094
Hybrids issued by ING Insurance	-1,726	-2,207
Revaluation reserve debt securities	-4,379	-1,164
Revaluation reserve crediting to life policyholders	3,493	1,488
Required regulatory adjustments	2,791	1,244

Capital base	18,981	17,602

For ING Insurance Eurasia, Available Financial Resources (AFR) continues to be important, especially as an evolving proxy for the Own Funds derivation from our internal model under Solvency II. The following table presents the reconciliation from the AFR 2010 for Insurance excluding US as reported in the Annual Accounts 2010, to the comparable basis for Eurasia 2011. This reflects the changes in scope and methodology.

2010 AFR and EC reconciliation

amounts in billions of euros	AFR	EC
As reported for ING Insurance excluding US in 2010	19.7	10.4
Excluding non-ING Insurance Eurasia AFR and EC	1.4	(2.0)

ING Insurance Eurasia 2010, before changes	21.1	8.4
Change pension funds fee business to statutory basis	(1.5)	(0.1)
Change in models and methodology	(1.0)	3.0

ING Insurance Eurasia 2010, on a basis comparable to 2011	18.6	11.3

The exclusion of non-ING Insurance Eurasia AFR and EC mainly relates to the business in Latin America and the financial leverage of ING Insurance excluding US that was considered in last year’s AFR position and EC. The capital structure of Eurasia underlying the AFR does not include any senior debt.

The fee-based pension funds business in Central and Eastern Europe is regulated by local sectoral rules rather than by Solvency II regulations for insurance entities. AFR and EC of the fee-based pensions administration business were previously calculated using market consistent valuation approach. This has been replaced by using the statutory net equity and required capital of the pension funds administration companies. The impact on AFR is EUR 1.5 billion and on EC EUR 0.1 billion.

ING Insurance Eurasia has carried out a review of the internal model in the context of a Solvency II gap analysis. This to further align with Solvency II legislation. In that review we benchmarked our models against the Solvency II Standard Formula, the EIOPA consultation papers and comments of expert groups like CRO Forum and Groupe Consultatif. In the Annual Report 2010 it was estimated that these changes would result in a material increase of EC, between EUR 1 billion and EUR 2 billion. During 2011 further refinements and analyses took place which on a comparable basis would lead to an increase in the EC of 2010 of EUR 3.0 billion. The changes are related to equity risk (EUR 0.6 billion), operational risk (EUR 0.1 billion), credit spread and illiquidity premium risk (EUR 1.3 billion), business risk (EUR 0.1 billion) and less diversification (EUR 0.9 billion). The changes mainly due to new illiquidity premium method resulted in an AFR decrease of EUR 1.0 billion. The Solvency II legislative process is still ongoing. In particular, aspects determining the valuation of the policyholder liabilities and thereby the sensitivity to market and other risk factors on the own funds are not yet settled. The Economic Capital model will continue to be updated to reflect most recent market data, developments in best practices, and Solvency II legislation.

At the end of 2010 the AFR for ING Insurance Eurasia was EUR 18.5 billion. As described in the Risk Management section. EC, based on 99.5% confidence interval was EUR 11.4 billion, which leads to excess of AFR over EC for 2010 of EUR 7.1 billion. For 2011 the AFR is EUR 17.3 billion, EC is EUR 10.5 billion and the excess of AFR over EC is EUR 6.8 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the capital adequacy assessment of ING Insurance’s US domiciled regulated insurance business, available capital is measured under US statutory accounting principles and required capital is measured under the US regulatory Risk Based Capital (RBC) methodology as prescribed by the National Association of Insurance Commissioners (NAIC). For ING’s US domiciled regulated insurance business, the consolidated RBC ratio (available capital/required capital) is estimated to be approximately 488% for the period ended December 31, 2011. The actual US consolidated RBC ratio may be different from the estimate since the statutory results are not final until filed with the regulators. For ING Insurance’s US domiciled regulated insurance business, the RBC ratio was 426% at the end of 2010.

ING GROUP

The debt/equity ratio of ING Group as at year-end 2011 was 12.71% (2010: 13.44%).

ING Group reports to the Dutch Central Bank as required under the Dutch implementation of the financial conglomerates directive (FICO). The directive mainly covers risk concentrations in the group, intra-group transactions and an assessment of the capital adequacy of the Group.

In the following table, we show the Group’s FICO ratio on the following basis:

•	Insurance required capital from applying European Solvency I rules to all ING Insurance entities globally (regardless of local capital requirements);

•	Bank required capital based on applying Basel II with the Basel I floor (80% of Basel I Risk Weighted Assets);

•	Group FICO capital using an approach similar to that used for Bank BIS capital and Insurance IGD capital whereby Group leverage is deducted.

Regulatory capital adequacy ING Group

	2011	2010
BIS capital	47,123	49,145
IGD capital	21,406	20,336
Group leverage (core debt)	(7,917)	(8,462)

Regulatory capital	60,612	61,019

Required capital banking operations	31,107	29,860
Required capital insurance operations	9,515	8,826

Total required capital	40,622	38,686

FICO ratio	149%	158%

Capital adequacy and ratios

Quantitative disclosures on capital measures and ratios

	Group		Bank		Insurance
	2011	2010	2011	2010	2011	2010
Tier 1 ratio (Bank)
Year-end actual Tier 1 ratio			11.69%	12.25%
Regulatory minimum Tier 1 ratio			4.00%	4.00%
Target minimum Tier 1 ratio			10.00%	10.00%

BIS ratio (Bank)
Year-end actual BIS ratio			14.26%	15.30%
Regulatory minimum BIS ratio			8.00%	8.00%
Target minimum BIS ratio			10.00%	10.00%

Insurance Groups Directive
Year-end actual Capital coverage ratio					225%	230%
Required capital					100%	100%
Target ratio					150%	150%

Debt/Equity ratio (Group)
Debt/Equity ratio	12.71%	13.44%
Target maximum Debt/Equity ratio	15.00%	15.00%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

The Tier 1 ratio and the BIS ratio are regulatory requirements. Internally ING manages on the Core Tier 1 ratio, for which the target was raised from 8.0% to 8.5% in 2011. The actual ratios were 9.62% at the end of 2010 and also 9.62% at the end of 2011. ING expects the BIS ratio to lose its meaning.

Main credit ratings of ING at December 31, 2011

	Standard & Poor’s		Moody’s		Fitch
	rating	outlook	rating	outlook	rating	outlook
ING Groep N.V.
– long term	A	stable	A1	stable	A	stable

ING Bank N.V.
– short term	A-1		P-1		F1+
– long term	A+	stable	Aa3	stable	A+	stable
– financial strength			C+

ING Verzekeringen N.V.
– short term	A-2		P-2		F2
– long term	A-	negative	Baa2	developing	A-	negative

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

AUTHORISATION OF ANNUAL ACCOUNTS

Amsterdam, March 12, 2012

THE SUPERVISORY BOARD	THE EXECUTIVE BOARD
Jeroen van der Veer, chairman	Jan H.M. Hommen, CEO and chairman
Peter A.F.W. Elverding, vice-chairman	Patrick G. Flynn, CFO
J.P. (Tineke) Bahlmann
Henk W. Breukink
Sjoerd van Keulen
Piet C. Klaver
Joost Ch.L. Kuiper
Aman Mehta
Luc A.C.P. Vandewalle
Lodewijk J. de Waal

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.3 SUPPLEMENTAL INFORMATION

The following financial information presents the balance sheets for the years ended December 31, 2011 and 2010, and the profit and loss accounts and statements of cash flows for the years ended December 31, 2011, 2010 and 2009 of (i) ING Groep N.V. (parent company only), (ii) subsidiaries, (iii) the eliminations necessary to arrive at the information for ING on a consolidated basis and (iv) the total for ING Group. The principles of determination of results stated in connection with the profit and loss account are also applicable to the ING Groep N.V. parent only column. Investments in group companies and investments in associates are initially recognized at cost and subsequently accounted for by the equity method of accounting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.3.1 CONSOLIDATING BALANCE SHEET

For the year ended December 31, 2011

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks	(1,400)	31,194	1,400	31,194
Amounts due from banks		45,323		45,323
Financial assets at fair value through profit and loss:
– trading assets		123,688		123,688
– investments for risk of policyholders		116,438		116,438
– non-trading derivatives		17,159		17,159
– designated as at fair value through profit and loss		5,437		5,437
Investments:
– available-for-sale		208,539		208,539
– held-to-maturity		8,868		8,868
Loans and advances to customers		596,877		596,877
Reinsurance contracts		5,870		5,870
Investments in associates	65,853	2,370	(65,853)	2,370
Real estate investments		1,670		1,670
Property and equipment		2,886		2,886
Intangible assets		3,558		3,558
Deferred acquisition costs		10,204		10,204
Assets held for sale		62,483		62,483
Other assets	488	30,528		31,016

Total assets	64,941	1,273,092	(64,453)	1,273,580

EQUITY
Shareholders’ equity (parent)	42,452	53,733	(53,733)	42,452
Non-voting equity securities	3,000			3,000

	45,452	53,733	(53,733)	45,452

Minority interests		777		777

Total equity	45,452	54,510	(53,733)	46,229

LIABILITIES
Subordinated loans	10,017		(1,159)	8,858
Debt securities in issue	5,500	134,361		139,861
Other borrowed funds	2,716	26,081	(9,113)	19,684
Insurance and investment contracts		278,833		278,833
Amounts due to banks		72,233		72,233
Customer deposits and other funds on deposit		466,647	900	467,547
Financial liabilities at fair value through profit and loss:
– trading liabilities		107,682		107,682
– non-trading derivatives	153	22,165	(153)	22,165
– designated as at fair value through profit and loss		13,021		13,021
Liabilities held for sale		64,265		64,265
Other liabilities	1,103	33,294	(1,195)	33,202

Total liabilities	19,489	1,218,582	(10,720)	1,227,351

Total equity and liabilities	64,941	1,273,092	(64,453)	1,273,580

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the year ended December 31, 2010

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
ASSETS
Cash and balances with central banks	72	13,072	(72)	13,072
Amounts due from banks		51,828		51,828
Financial assets at fair value through profit and loss:
– trading assets		125,675		125,675
– investments for risk of policyholders		120,481		120,481
– non-trading derivatives		11,722		11,722
– designated as at fair value through profit and loss		6,016		6,016
Investments:
– available-for-sale		222,547		222,547
– held-to-maturity		11,693		11,693
Loans and advances to customers		608,938		608,938
Reinsurance contracts		5,789		5,789
Investments in associates	62,838	3,925	(62,838)	3,925
Real estate investments		1,900		1,900
Property and equipment		6,132		6,132
Intangible assets		5,372		5,372
Deferred acquisition costs		10,499		10,499
Assets held for sale		681		681
Other assets	463	36,006		36,469

Total assets	63,373	1,242,276	(62,910)	1,242,739

EQUITY
Shareholders’ equity (parent)	37,719	51,435	(51,435)	37,719
Non-voting equity securities	5,000			5,000

	42,719	51,435	(51,435)	42,719

Minority interests		729		729

Total equity	42,719	52,164	(51,435)	43,448

LIABILITIES
Subordinated loans	11,766		(1,121)	10,645
Debt securities in issue	6,571	129,033		135,604
Other borrowed funds	500	31,201	(9,410)	22,291
Insurance and investment contracts		271,128		271,128
Amounts due to banks		72,852		72,852
Customer deposits and other funds on deposit		511,934	(572)	511,362
Financial liabilities at fair value through profit and loss:
– trading liabilities		108,050		108,050
– non-trading derivatives	236	17,782	(236)	17,782
– designated as at fair value through profit and loss		12,707		12,707
Liabilities held for sale		424		424
Other liabilities	1,581	35,001	(136)	36,446

Total liabilities	20,654	1,190,112	(11,475)	1,199,291

Total equity and liabilities	63,373	1,242,276	(62,910)	1,242,739

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.3.2 Consolidating profit and loss account

For the year ended December 31, 2011

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		64,649		64,649
Interest expense banking operations		(51,200)		(51,200)

Interest result banking operations		13,449		13,449

Gross premium income		27,198		27,198
Investment income		6,808		6,808
Net result on disposals of group companies		855		855

Gross commission income		6,003		6,003
Commission expense		(1,966)		(1,966)

Commission income		4,037		4,037

Valuation results on non-trading derivatives		292		292
Net trading income		209		209
Share of profit from associates	4,300	221	(4,300)	221
Other income	617	726		1,343

Total income	4,917	53,795	(4,300)	54,412

Expenses
Gross underwriting expenditure		33,716		33,716
Investment result for risk of policyholders		1,246		1,246
Reinsurance recoveries		(1,875)		(1,875)

Underwriting expenditure		33,087		33,087

Addition to loan loss provisions		1,670		1,670
Intangible amortization and other impairments		379		379
Staff expenses		7,556		7,556
Other interest expenses		528		528
Other operating expenses		6,465		6,465

Total expenses		49,685		49,685

Result before tax from continuing operations	4,917	4,110	(4,300)	4,727

Taxation	177	832		1,009

Net result from continuing operations	4,740	3,278	(4,300)	3,718

DISCONTINUED OPERATIONS
Net result from discontinued operations		114		114
Net result from disposal of discontinued operations		995		995

Total net result from discontinued operations		1,109		1,109

Net result from continuing and discontinued operations (before minority interests)	4,740	4,387	(4,300)	4,827

Net result attributable to:
Equityholders of the parent				4,740
Minority interests				87

Results for the period				4,827

Net result from continuing operations attributable to:
Equityholders of the parent				3,636
Minority interests				82

Results for the period				3,718

Net result from discontinued operations attributable to:
Equityholders of the parent				1,104
Minority interests				5

Results for the period				1,109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the year ended December 31, 2010

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		68,334		68,334
Interest expense banking operations		(55,011)		(55,011)

Interest result banking operations		13,323		13,323

Gross premium income		27,786		27,786
Investment income		7,463		7,463
Net result on disposals of group companies		310		310

Gross commission income		5,868		5,868
Commission expense		(1,720)		(1,720)

Commission income		4,148		4,148

Valuation results on non-trading derivatives		(1,062)		(1,062)
Net trading income		627		627
Share of profit from associates	2,561	311	(2,561)	311
Other income	(263)	867		604

Total income	2,298	53,773	(2,561)	53,510

Expenses
Gross underwriting expenditure		45,015		45,015
Investment result for risk of policyholders		(10,492)		(10,492)
Reinsurance recoveries		(1,721)		(1,721)

Underwriting expenditure		32,802		32,802

Addition to loan loss provisions		1,751		1,751
Intangible amortization and other impairments		1,070		1,070
Staff expenses		7,692		7,692
Other interest expenses		786		786
Other operating expenses		6,076		6,076

Total expenses		50,177		50,177

Result before tax from continuing operations	2,298	3,596	(2,561)	3,333

Taxation	(69)	1,145		1,076

Net result from continuing operations	2,367	2,451	(2,561)	2,257

DISCONTINUED OPERATIONS
Net result from discontinued operations		216		216

Net result from continuing and discontinued operations (before minority interests)	2,367	2,667	(2,561)	2,473

Net result attributable to:
Equityholders of the parent				2,367
Minority interests				106

Results for the period				2,473

Net result from continuing operations attributable to:
Equityholders of the parent				2,158
Minority interests				99

Results for the period				2,257

Net result from discontinued operations attributable to:
Equityholders of the parent				209
Minority interests				7

Results for the period				216

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the year ended December 31, 2009

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
CONTINUING OPERATIONS
Income
Interest income banking operations		79,850		79,850
Interest expense banking operations		(67,475)		(67,475)

Interest result banking operations		12,375		12,375

Gross premium income		30,248		30,248
Investment income		3,158		3,158
Net result on disposals of group companies		287		287

Gross commission income		6,551		6,551
Commission expense		(2,311)		(2,311)

Commission income		4,240		4,240

Valuation results on non-trading derivatives		(5,399)		(5,399)
Net trading income		1,125		1,125
Share of profit from associates	(321)	(463)	321	(463)
Other income	(1,574)	2,275		701

Total income	(1,895)	47,846	321	46,272

Expenses
Gross underwriting expenditure		50,129		50,129
Investment result for risk of policyholders		(17,735)		(17,735)
Reinsurance recoveries		(1,700)		(1,700)

Underwriting expenditure		30,694		30,694

Addition to loan loss provisions		2,973		2,973
Intangible amortization and other impairments		524		524
Staff expenses		7,271		7,271
Other interest expenses		711		711
Other operating expenses		6,592		6,592

Total expenses		48,765		48,765

Result before tax from continuing operations	(1895)	(919)	321	(2,493)

Taxation	(472)	(308)		(780)

Net result from continuing operations	(1423)	(611)	321	(1,713)

DISCONTINUED OPERATIONS
Net result from discontinued operations		100		100

Net result from continuing and discontinued operations (before minority interests)	(1423)	(511)	321	(1,613)

Net result attributable to:
Equityholders of the parent				(1,495)
Minority interests				(118)

Results for the period				(1,613)

Net result from continuing operations attributable to:
Equityholders of the parent				(1,588)
Minority interests				(125)

Results for the period				(1,713)

Net result from discontinued operations attributable to:
Equityholders of the parent				93
Minority interests				7

Results for the period				100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.3.3 CONSOLIDATING STATEMENT OF CASH FLOWS

For the years ended December 31, 2011

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax	4,917	4,967	(4,018)	5,866
Adjusted for:
– depreciation		1,514		1,514
– deferred acquisition costs and value of business acquired		277		277
– increase in provisions for insurance and investment contracts		4,239		4,239
– addition to loan loss provisions		1,670		1,670
– other	(119)	(1,350)		(1,469)
Taxation paid	(80)	(1,273)		(1,353)
Changes in:
– amounts due from banks, not available on demand		2,208		2,208
– trading assets		1,754		1,754
– non-trading derivatives	9	1,988	(9)	1,988
– other financial assets at fair value through profit and loss		474		474
– loans and advances to customers	563	(23,703)	(563)	(23,703)
– other assets	(1,171)	46	1,066	(59)
– amounts due to banks, not payable on demand		(6,731)		(6,731)
– customer deposits and other funds on deposit		27,019		27,019
– trading liabilities		(369)		(369)
– other financial liabilities at fair value through profit and loss		(207)		(207)
– other liabilities	(4,385)	(3,518)	3,972	(3,931)

Net cash flow from operating activities	(266)	9,005	448	9,187

Investments and advances:
– group companies	3,000		(3,000)
– associates		(140)		(140)
– available-for-sale investments		(223,544)		(223,544)
– held-to-maturity investments
– real estate investments		(32)		(32)
– property and equipment		(499)		(499)
– assets subject to operating leases		(1,188)		(1,188)
– investments for risk of policyholders		(57,130)		(57,130)
– other investments		(340)		(340)
Disposals and redemptions:
– group companies		4,120		4,120
– associates		383		383
– available-for-sale investments		219,442		219,442
– held-to-maturity investments		2,370		2,370
– real estate investments		118		118
– property and equipment		67		67
– assets subject to operating leases		43		43
– investments for risk of policyholders		61,898		61,898
– other investments		936		936

Net cash flow from investing activities	3,000	6,504	(3,000)	6,504

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the years ended December 31, 2011

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Proceeds from issuance of subordinated loans
Repayments of subordinated loans	(2,356)			(2,356)
Proceeds from borrowed funds and debt securities	3,859	427,272	(2,750)	428,381
Repayments of borrowed funds and debt securities	(2,750)	(428,247)	1,000	(429,997)
Issuance of ordinary shares
Repurchase of non-voting equity securities	(2,000)			(2,000)
Repurchase premium	(1,000)			(1,000)
Payments to acquire treasury shares
Sales of treasury shares	41			41
Dividends paid		(3,000)	3,000

Net cash flow from financing activities	(4,206)	(3,975)	1,250	(6,931)

Net cash flow	(1,472)	11,534	(1,302)	8,760

Cash and cash equivalents at beginning of year	72	20,740	(72)	20,740
Effect of exchange rate changes on cash and cash equivalents		(200)		(200)

Cash and cash equivalents at end of year	(1,400)	32,074	(1,374)	29,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the years ended December 31, 2010

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax	2,427	(2,078)	3,252	3,601
Adjusted for:
– depreciation		1,723		1,723
– deferred acquisition costs and value of business acquired		1,159		1,159
– increase in provisions for insurance and investment contracts		4,278		4,278
– addition to loan loss provisions		1,751		1,751
– other	(47)	3,094		3,047
Taxation paid	140	(643)		(503)
Changes in:
– amounts due from banks, not available on demand		(4,333)		(4,333)
– trading assets		(14,782)		(14,782)
– non-trading derivatives	110	(1,590)	(110)	(1,590)
– other financial assets at fair value through profit and loss		832		832
– loans and advances to customers	1,504	(16,331)	(1,504)	(16,331)
– other assets	35	1,968		2,003
– amounts due to banks, not payable on demand		(9,831)		(9,831)
– customer deposits and other funds on deposit		21,202		21,202
– trading liabilities		9,804		9,804
– other financial liabilities at fair value through profit and loss		1		1
– other liabilities	(2,964)	(811)	(3,031)	(6,806)

Net cash flow from operating activities	1,205	(4,587)	(1,393)	(4,775)

Investments and advances:
– group companies	(1,300)	1,500	(200)
– associates		(165)		(165)
– available-for-sale investments		(163,038)		(163,038)
– held-to-maturity investments		(141)		(141)
– real estate investments		(73)		(73)
– property and equipment		(527)		(527)
– assets subject to operating leases		(1,284)		(1,284)
– investments for risk of policyholders		(52,370)		(52,370)
– other investments		(372)		(372)
Disposals and redemptions:
– group companies		1,757		1,757
– associates		232		232
– available-for-sale investments		154,640		154,640
– held-to-maturity investments		2,620		2,620
– real estate investments		295		295
– property and equipment		96		96
– assets subject to operating leases		53		53
– investments for risk of policyholders		54,817		54,817
– other investments		111		111

Net cash flow from investing activities	(1,300)	(1,849)	(200)	(3,349)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the years ended December 31, 2010

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Proceeds from borrowed funds and debt securities		412,804		412,804
Repayments of borrowed funds and debt securities		(406,624)	1,504	(405,120)
Payments to acquire treasury shares		(136)		(136)
Sales of treasury shares	(16)	108		92
Dividends paid		(200)	200

Net cash flow from financing activities	(16)	5,952	1,704	7,640

Net cash flow	(111)	(484)	111	(484)

Cash and cash equivalents at beginning of year	183	20,959	(183)	20,959
Effect of exchange rate changes on cash and cash equivalents		265		265

Cash and cash equivalents at end of year	72	20,740	(72)	20,740

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the years ended December 31, 2009

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Result before tax	(2,004)	(716)	430	(2,290)
Adjusted for:
– depreciation		1,701		1,701
– deferred acquisition costs and value of business acquired		223		223
– increase in provisions for insurance and investment contracts		2,585		2,585
– addition to loan loss provisions		2,973		2,973
– other	(259)	6,107	167	6,014
Taxation paid	207	(619)		(412)
Changes in:
– amounts due from banks, not available on demand		8,611		8,611
– trading assets		47,963		47,963
– non-trading derivatives		864		864
– other financial assets at fair value through profit and loss		2,196		2,196
– loans and advances to customers	1,053	12,208	(1,053)	12,208
– other assets	442	6,864	(358)	6,948
– amounts due to banks, not payable on demand		(67,410)		(67,410)
– customer deposits and other funds on deposit		21,040	33	21,073
– trading liabilities		(54,366)		(54,366)
– other financial liabilities at fair value through profit and loss		(5,798)		(5,798)
– other liabilities	1,514	(11,758)	(239)	(10,483)

Net cash flow from operating activities	953	(27,333)	(1,020)	(27,400)

Investments and advances:
– group companies	(350)	(5)	350	(5)
– associates		(181)		(181)
– available-for-sale investments		(165,771)		(165,771)
– real estate investments		(130)		(130)
– property and equipment		(640)		(640)
– assets subject to operating leases		(1,034)		(1,034)
– investments for risk of policyholders		(65,362)		(65,362)
– other investments		(338)		(338)
Disposals and redemptions:
– group companies		2,643		2,643
– associates		294		294
– available-for-sale investments		167,075		167,075
– held-to-maturity investments		1,675		1,675
– real estate investments		656		656
– property and equipment		82		82
– assets subject to operating leases		93		93
– investments for risk of policyholders		64,158		64,158
– other investments		24		24

Net cash flow from investing activities	(350)	3,239	350	3,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

For the years ended December 31, 2009

	ING Group NV parent company	Subsidiaries	Consolidating entries	ING Group consolidated
Proceeds from issuance of subordinated loans		1,931	(1,931)
Repayments of subordinated loans		(3,023)	3,023
Proceeds from borrowed funds and debt securities	3,800	439,561	(5,589)	437,772
Repayments of borrowed funds and debt securities	(5,550)	(425,182)	5,550	(425,182)
Issuance of ordinary shares	7,276	700	(700)	7,276
Repayment of non-voting equity securities	(5,000)			(5,000)
Payments to acquire treasury shares		(101)		(101)
Sales of treasury shares	51	67		118
Dividends paid	(1,030)	(350)	350	(1,030)

Net cash flow from financing activities	(453)	13,603	703	13,853

Net cash flow	150	(10,491)	33	(10,308)

Cash and cash equivalents at beginning of year	33	31,238		31,271
Effect of exchange rate changes on cash and cash equivalents		(4)		(4)

Cash and cash equivalents at end of year	183	20,743	33	20,959

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

2.3.4 NOTES TO THE SUPPLEMENTAL INFORMATION

ASSETS

Investment in wholly owned subsidiaries

Investment in wholly owned subsidiaries:

	Ownership (%)	Balance sheet value	Ownership (%)	Balance sheet value
		2011		2010
Name of investee:
ING Bank N.V.	100	30,134	100	31,266
ING Verzekeringen N.V.			100	20,134
ING Insurance Topholding N.V.	100	23,465
Other		139		9

		53,738		51,409

Movement in investment in wholly owned subsidiaries:

	2011	2010
Opening balance	51,409	43,044
Revaluations	1,022	4,514
Result of the group companies	4,311	2,561
Capital contribution		1,500
Dividend	(3,000)	(200)

	53,742	51,419

Changes in ING Groep N.V. shares held by group companies:	(4)	(10)

Closing balance	53,738	51,409

Receivables from group companies	10,716	11,502

Total	64,454	62,911

SUBORDINATED LOANS

See Note 14 to the consolidated financial statements.

Interest rate	Year of issue	Due date	Balance sheet value
			2011	2010
9.000%	2008	Perpetual	10	10
8.500%	2008	Perpetual	1,527	1,469
8.000%	2008	Perpetual	1,500	1,485
7.375%	2007	Perpetual	1,176	1,111
6.375%	2007	Perpetual	804	773
5.140%	2006	Perpetual	79	692
5.775%	2005	Perpetual	292	741
6.125%	2005	Perpetual	533	504
4.176%	2005	Perpetual	168	498
Variable	2004	Perpetual	527	994
6.200%	2003	Perpetual	376	363
Variable	2003	Perpetual	424	729
7.200%	2002	Perpetual	839	748
7.050%	2002	Perpetual	603	528
8.439%	2000	December 31, 2030	1,159	1,121

			10,017	11,766

EUR 6,141 million (2010: EUR 7,147 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Bank N.V. under the same conditions as the original bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (CONTINUED)

Amounts in million of euros, unless stated otherwise

EUR 1,957 million (2010: EUR 2,003 million) of these loans has been subsequently provided as subordinated loans by ING Groep N.V. to ING Verzekeringen N.V. under the same conditions as the original bonds.

Unsecured subordinated loans from group companies to ING Groep N.V., which may be renewable at their due dates at the then prevailing market rates, are included in subordinated loans.

DEBT SECURITIES IN ISSUE

Interest rate	Year of issue	Due date	Balance sheet value
			2011	2010

4.125%	2011	March 23, 2015	653
5.625%	2008	September 3, 2013	1,053	1,072
4.699%	2007	June 1, 2035	117	117
4.750%	2007	May 31, 2017	1,932	1,890
Variable	2006	June 28, 2011		749
Variable	2006	April 11, 2016	998	997
4.125%	2006	April 11, 2016	747	746
6.125%	2000	January 4, 2011		1,000

			5,500	6,571

The number of debentures held by group companies as at December 31, 2011 was 369,160 with a balance sheet value of EUR 35 million (2010: 131,680 with a balance sheet value of EUR 13 million).

Amounts owed to group companies by remaining term:

	2011	2010
– within one year	466	1
– more than one year but less than five years	2,250	500

	2,716	501

Derivatives from group companies by remaining term:

	2011	2010
– within one year	28	25
– more than one year but less than five years	125
– more than five years		211

	153	236

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

ALT-A RESIDENTIAL MORTGAGE BACKED SECURITY (ALT-A RMBS)

A type of United States residential mortgage which is considered riskier than ‘prime’ and less risky than ‘sub-prime’ mortgages. Parameters generally taken into account are borrower credit scores, residential property values and loan-to-value ratios. Alt-A mortgages are further characterised by a limited degree of income and/or asset verification.

AMORTISED COST

The amount at which the financial asset or liability is measured at initial recognition less principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

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

ASSET BACKED COMMERCIAL PAPER (ABCP)

Commercial paper that is collateralised by other financial assets.

ASSET BACKED SECURITIES (ABS)

A type of bond or note that is based on pools of assets, or collateralised by the cash flows from a specified pool of underlying assets.

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

CONTINGENT LIABILITIES

Possible obligations that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognised because:

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

GLOSSARY

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

DISCONTINUED OPERATIONS

When a group of assets that is classified as held for sale represents a major line of business or geographical area the disposal group classifies as discontinued operations.

GLOSSARY

DISCRETIONARY PARTICIPATION FEATURE

A contractual right to receive, as a supplement to guaranteed benefits, additional benefits that: are likely to be a significant portion of the total contractual benefits, whose amount or timing is contractually at the discretion of the insurer, that are contractually based on the performance of a specified pool or type of contract, (un)realised investment returns on a specified pool of assets held by the insurer, or the profit of the company, fund, or other entity that issues the contract.

DISPOSAL GROUP HELD FOR SALE

When groups of assets are to be sold together in a single transaction, and the sale is considered to be highly probable, the disposal group is classified separately in the balance sheet as Assets held for sale. A sale is highly probable when management is demonstrably committed to the sale, which is expected to occur within one year from the date of classification as held for sale. Liabilities directly associated with those assets, and that are included in the transaction are to be included in the balance sheet as ‘liabilities held for sale’.

EARNINGS SENSITIVITY (ES)

Measures the impact on earnings resulting from changes in economic and financial conditions over a one-year horizon.

ECONOMIC CAPITAL

The minimum amount of capital that is required to absorb unexpected losses in times of severe stress. Given ING Group’s A target rating, ING calculates economic capital requirements for ING Bank at a 99.95% level of confidence. This confidence level is derived from the historical default frequency of AA-rated companies (probability of default of 1 in 2000 years or 0.05%). For ING Insurance the economic capital is calculated based on a confidence level of 99.5%, which is aligned with the Solvency II.

EFFECTIVE INTEREST METHOD

A method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the relevant period.

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

INVESTMENT RISK

Investment risk is the credit default and risk rating migration risk that is associated with ING Group’s investments in bonds, commercial paper, securitisations, and other similar publicly traded securities. Investment risk arises when ING purchases a (synthetic) bond with the intent to hold the bond for a longer period of time (generally through maturity).

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

LENDING RISK

Lending risk arises when ING Group grants a loan to a customer, or issues guarantees on behalf of a customer. This is the most common risk category, and includes term loans, mortgages, revolving credits, overdrafts, guarantees, letters of credit, etc. The risk is measured at the notional amount of the financial obligation that the customer has to repay to ING, excluding any accrued and unpaid interest, or discount/premium amortisations or impairments.

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

GLOSSARY

NON-VOTING EQUITY SECURITIES

Core Tier 1 securities issued to the Dutch State in November 2008 for a total consideration of EUR 10 billion. In December 2009 EUR 5 billion and in May 2011 EUR 2 billion was paid back to the Dutch State. This capital injection qualifies as core Tier 1 capital for regulatory purposes.

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

OVER-THE-COUNTER INSTRUMENT

A non-standardised financial instrument not traded on a stock exchange but directly between market participants.

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

GLOSSARY

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

SOLVENCY II

The fundamental reform of European insurance solvency and risk governance legislation, which is expected to be effective as of January 1, 2014.

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

WEIGHTED AVERAGE COST OF CAPITAL (WACC)

The weighted average cost of capital is used as the discount rate for calculating the present value of future cash flows.

SCHEDULE I—SUMMARY OF INVESTMENTS OTHER THAN INVESTMENTS IN RELATED PARTIES

Amounts are in millions of euros

Column A Type of investment	Column B Cost	Column C Fair value	Column D Amount at which shown in balance sheet
DEBT SECURITIES
Debt securities held to maturity	8,862	8,835	8,868
Debentures/available-for-sale:
– Dutch governments	11,321	12,201	12,201
– foreign governments	86,547	89,787	89,787
– public utilities	10,667	11,602	11,602
– asset-backed securities	16,212	16,351	16,351
– redeemable preference shares/sinking funds
– all other corporate bonds	67,655	69,293	69,293

SHARES AND CONVIRTIBLE DEBENTURES
Ordinary shares
– public utilities	30	45	45
– banks, trusts and insurance companies	2,056	3,290	3,290
– industrial and all other	3,629	4,621	4,621
Preference shares	372	445	445

Total investments	207,351	216,470	216,503

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION

Amounts are in millions of euros

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H	Column I	Column J	Column K
Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Other policy and claims	Premium revenue	Net investment income (including other income and other expenses) allocated to underwriting accounts	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses	Premiums written
2011
Life	10,165	263,930		5,623	23,585	9,787	28,092	1,689	3,713	23,585
Non-life	39	3,113	297		1,708	316	1,064	13	721	1,682

Total	10,204	267,043	297	5,623	25,293	10,103	29,156	1,702	4,434	25,267

2010
Life	10,457	258,459		3,432	24,037	6,909	26,847	2,684	3,609	24,037
Non-life	42	3,103	345		1,702	368	1,041	13	662	1,676

Total	10,499	261,562	345	3,432	25,739	7,277	27,888	2,697	4,271	25,713

SCHEDULE IV—REINSURANCE

Amounts are in millions of euros

Column A	Column B Gross amount	Column C Ceded to other companies	Column D Assumed from other companies	Column E Net amount	Column F Percentage of amount assumed to net
2011 Premiums
– life	24,442	1,889	1,032	23,585	4.4%
– non-life	1,702	43	23	1,682	1.4%

Total Premiums	26,144	1,932	1,055	25,267	4.2%

Life insurance in Force	1,188,592	233,778	11,547	966,361	1.2%

2010 Premiums
– life	24,881	2,008	1,164	24,037	4.8%
– non-life	1,718	65	23	1,676	1.4%

Total Premiums	26,599	2,073	1,187	25,713	4.6%

Life insurance in Force	1,210,461	274,082	14,981	951,360	1.6%

2009 Premiums
– life	27,177	1,842	1,299	26,634	4.8%
– non-life	1,746	70	26	1,702	1.5%

Total Premiums	28,923	1,912	1,325	28,336	4.7%

Life insurance in Force	1,096,442	254,454	34,094	876,082	3.9%

SCHEDULE VI—SUPPLEMENTAL INFORMATION CONCERNING NON-LIFE INSURANCE OPERATIONS

Amounts are in millions of euros

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H		Column I	Column J	Column K
Affiliation with the registrant	Deferred policy acquisition costs	Reserves for unpaid claims & claims adjusted expenses	Discount if any deducted in column C	Unearned premiums	Earned premiums	Net investment income (including other income and other expenses) allocated to non-life operations	Claims and claims adjustment expenses incurrent related to accident years		Amortization of DPAC(1)	Paid claims & claims adjusted expenses	Premiums written
							Current	Prior
2011

Consolidated Non-life entities	39	3,113	246	297	1,708	316	1,166	(31)	13	1,064	1,682

2010

Consolidated Non-life entities	42	3,103	235	345	1,702	368	1,121	11	13	1,041	1,676

(1)	DPAC: Deferred policy acquisition costs